Form 20-F
period 2002-12-31
BANK BRADESCO
filed 2003-06-27
CIK 1160330

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

Commission File Number: 1-15250

Banco Bradesco S.A.
(exact name of registrant as specified in its charter)

Bank Bradesco
(translation of registrant’s name into English)

Federative Republic of Brazil
(jurisdiction of incorporation or organization)

Cidade de Deus, s/n, Vila Yara, 06029-900, Osasco, SP, Brazil
 (address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
American Depositary Shares, each representing 5,000 Preferred Shares, without par value (“ADSs”)	New York Stock Exchange

Preferred Shares, without par value (“Preferred Shares”)	New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2002 was:

719,342,690,385	Common Shares
708,537,611,452	Preferred Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

PRESENTATION OF INFORMATION

In this annual report, the terms “Bradesco,” the “Company,” “we” or “us” refer to Banco Bradesco S.A., a sociedade anônima organized under the laws of Brazil and, unless the context otherwise requires, its consolidated subsidiaries. We are a full service financial institution providing, directly or through our subsidiaries, a full range of banking, financial, insurance and private pension plan services to all segments of the Brazilian domestic market. Our operations are based primarily in Brazil.

Item 18 of this annual report includes our audited consolidated financial statements as of December 31, 2001 and 2002 for the years ended December 31, 2000, 2001 and 2002 including the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States, known as “U.S. GAAP.”

References herein to the “real,” “reais” or “R$” are the Brazilian real, the official currency of Brazil. References to “U.S. dollars” or “U.S.$” are to United States dollars.

The exchange rate of reais to U.S. dollars was R$1.9510 to U.S.$1.00 at December 31, 2000, R$2.3120 to U.S.$1.00 at December 31, 2001, R$3.5400 to U.S.$1.00 at December 31, 2002 and R$ 2.8600 to U.S. $1.00 at June 25, 2003, based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York. The exchange rate of reais to U.S. dollars was R$1.9554 to U.S.$1.00 at December 31, 2000, R$2.3204 to U.S.$1.00 at December 31, 2001, R$3.5333 to U.S.$1.00 at December 31, 2002 and R$2.8559 to U.S. $1.00 at June 25, 2003 based on the U.S. dollar selling rate as reported by the Central Bank of Brazil, which we call the “Central Bank,” at closing. As a result of recent fluctuations in the real/U.S. dollar exchange rate, the closing selling exchange rate at December 31, 2002 may not be indicative of current or future exchange rates. Therefore, you should not read these exchange rate conversions as representations that any such amounts have been or could be converted into U.S. dollars at those or any other exchange rates.

For your convenience, certain amounts have been converted from reais to U.S. dollars. These conversions have been calculated using the U.S. dollar selling rate at closing published by the Central Bank. See “Item 3. Key Information - Exchange Rate Information” for more information regarding the exchange rates applicable to the Brazilian currency since January 1, 1996.

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with “Presentation of Information” and “Item 5. Operating and Financial Review and Prospects” included in this annual report.

We have presented below selected financial information prepared in accordance with U.S. GAAP as of December 31, 1998, 1999, 2000, 2001 and 2002 and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. The selected U.S. GAAP financial information is derived from and should be read in conjunction with our audited consolidated financial statements prepared in accordance with U.S. GAAP provided in Item 18. The report of the independent accountants is included in this annual report.

This information is qualified in its entirety by reference to the U.S. GAAP financial statements and the notes thereto provided in Item 18.

	Year ended December 31,
	1998	1999	2000	2001	2002	2002
Income Statement Data	(R$ in millions)					(U.S.$ in millions)(1)
Net interest income	R$5,646	R$7,021	R$6,846	R$9,493	R$13,467	U.S.$4,541
Provision for loan losses	(1,322)	(1,845)	(1,244)	(1,763)	(2,543)	(857)
Net interest income after provision for
loan losses	4,324	5,176	5,602	7,730	10,924	3,684
Fee and commission income	1,775	2,100	2,593	2,866	2,894	976
Insurance premiums	3,133	3,581	3,701	4,616	4,981	1,680
Pension plan income	531	557	592	1,043	348	117
Equity in earnings (losses) of
unconsolidated companies(2)	(53)	(173)	145	109	150	51
Other non-interest income(3)	616	479	2,103	972	(410)	(138)
Operating expenses(4)	(4,537)	(4,767)	(5,816)	(6,197)	(7,413)	(2,500)
Insurance claims	(2,095)	(2,388)	(2,511)	(3,251)	(3,614)	(1,219)
Changes in provisions for insurance,
pension plans, certificated savings
plans and pension investment contracts	(954)	(1,270)	(1,265)	(1,847)	(2,261)	(762)
Pension plan operating
expenses	(116)	(249)	(378)	(459)	(370)	(126)
Insurance and pension plan
selling expenses	(469)	(635)	(645)	(690)	(669)	(226)
Other non-interest expense(5)	(1,460)	(1,689)	(1,887)	(2,054)	(2,272)	(766)
Income before income taxes and minority
interest	695	722	2,234	2,838	2,288	771
Income taxes	(136)	61	(417)	(550)	(161)	(54)
Change in accounting principle(6)	-	-	-	-	27	9
Minority interest	(20)	(39)	(18)	(18)	(12)	(4)
Net income	R$539	R$744	R$1,799	R$2,270	R$2,142	U.S.$722

	Year ended December 31,
	1998		1999		2000		2001		2002
Per Share Data(7)	(R$, except numbers of shares)	(U.S.$)(1)	(R$, except numbers of shares)	(U.S.$)(1)	(R$, except numbers of shares)	(U.S.$)(1)	(R$, except numbers of shares)	(U.S.$)(1)	(R$, except numbers of shares)	(U.S.$)(1)
Net income per 1,000 shares(8)
Common	R$0.44	U.S.$0.15	R$0.58	U.S.$0.20	R$1.31	U.S.$0.44	R$1.51	U.S.$0.51	R$1.42	U.S.$0.48
Preferred	0.48	0.16	0.64	0.22	1.44	0.49	1.66	0.56	1.57	0.53
Dividends/interest on capital
per 1,000 shares
Common	0.56	0.19	0.68	0.23	0.56	0.19	0.57	0.19	0.63	0.21
Preferred	R$0.62	U.S.$0.21	R$0.73	U.S.$0.25	R$0.62	U.S.$0.21	R$0.62	U.S.$0.21	R$0.69	U.S.$0.23
Weighted average number of
shares per outstanding (in
millions of shares)
Common	600,647	-	623,378	-	666,143	-	726,678	-	724,466
Preferred	568,325	-	599,978	-	643,827	-	705,804	-	709,830

	December 31,
	1998	1999	2000	2001	2002	2002
	(R$ in millions)					(U.S.$ in millions)(1)
Consolidated Balance Sheet Data
Assets
Cash and due from banks	R$822	R$717	R$1,155	R$1,715	R$2,725	U.S.$919
Interest-bearing deposits in other banks	1,204	1,136	1,299	2,051	2,379	802
Federal funds sold and securities purchased under
agreements to resell	9,232	7,847	12,328	11,896	12,674	4,274
Brazilian Central Bank compulsory deposits	6,410	8,540	5,271	8,232	16,057	5,414
Trading and available for sale securities, at fair
value	14,823	24,331	22,814	29,872	27,549	9,290
Securities held to maturity					4,001	1,349
Loans	24,989	28,019	39,439	44,994	52,324	17,644
Allowance for loan losses	(1,178)	(1,783)	(2,345)	(2,941)	(3,455)	(1,165)
Equity investees and other investments	598	428	447	521	550	185
Premises and equipment, net	2,582	2,630	2,680	2,727	2,993	1,009
Intangible assets, net	467	400	875	783	1,778	600
Other assets	6,245	7,771	7,889	8,445	10,300	3,473
Total assets	66,194	80,036	91,852	108,295	129,875	43,794
Liabilities
Deposits	28,235	34,595	36,506	41,092	56,333	18,995
Federal funds purchased and securities sold under
agreements to repurchase	9,307	7,814	12,114	14,037	7,633	2,574
Short-term borrowings	5,033	6,013	7,018	8,320	9,639	3,250
Long-term debt	5,415	8,336	9,060	11,499	13,389	4,515
Other liabilities	11,848	15,647	19,175	23,471	31,826	10,732

Total liabilities	59,838	72,405	83,873	98,419	118,820	40,066

Minority interest in consolidated subsidiaries	223	288	98	87	203	69
Shareholders’ Equity
Common shares(9)	1,769	1,933	2,408	2,638	2,638	890
Preferred shares(10)	1,695	1,867	2,338	2,562	2,562	864
Capital stock	3,464	3,800	4,746	5,200	5,200	1,754
Total shareholders’ equity	6,133	7,343	7,881	9,789	10,852	3,659
Total liabilities and shareholders’ equity	66,194	80,036	91,852	108,295	129,875	43,794

Average assets(11)	58,976	69,604	91,275	101,298	123,447	41,626
Average liabilities(11)	52,884	62,733	84,540	92,293	113,216	38,176
Average shareholders’ equity(11)	R$5,846	R$6,574	R$6,596	R$8,861	R$10,015	U.S.$3,377

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$2.9656 = U.S.$1.00, the Central Bank exchange rate of May 31, 2003. We used the exchange rate of May 31, 2003, instead of December 31, 2002, because there has been a material devaluation in the real - U.S. dollar exchange rate since December 31, 2002. For more information, see “Item 5. Operating and Financial Review and Prospects - Overview - Brazilian Economic Conditions.” Such translations should not be construed as representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

(2) For more information on the results of equity investees, see “Item 5. Operating and Financial Review and Prospects” and note 9 to our consolidated financial statements in Item 18.

(3) Other non-interest income consists of trading income (losses), net realized gains on available for sale securities, net gain on foreign currency transactions and other non-interest income.

(4) Operating expenses consists of salaries and benefits and administrative expenses.

(5) Other non-interest expense consists of amortization of intangible assets, depreciation and amortization and other non-interest expense.

(6)For more information, see note 11 to our consolidated financial statements in Item 18.

(7) Per share data reflects, on a retroactive basis, a split of our capital stock on December 22, 2000, in which we issued one new share for each five existing shares.

(8) Preferred shares are common stock equivalents for the purposes of calculating earnings per share in accordance with U.S. GAAP. For a description of our two classes of shares, see “Item 10. Additional Information - Memorandum and Articles of Incorporation.” We do not have outstanding any obligations exchangeable for or convertible into our equity securities. Accordingly, diluted net income per share does not differ from net income per share.

(9) Common shares outstanding, no par value: 719,342,690,385 authorized and issued at December 31, 2002; 730,598,990,385 authorized and issued at December 31, 2001; and 706,227,545,166 authorized and issued at December 31, 2000.

(10) Preferred shares outstanding, no par value: 708,537,611,452 authorized and issued at December 31, 2002; 709,947,011,452 authorized and issued at December 31, 2001; and 685,808,656,671 authorized and issued at December 31, 2000.

(11) See “Item 4. Information on the Company - Selected Statistical Information.”

Preferred shareholders are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to our common shareholders.

EXCHANGE RATE INFORMATION

The real was introduced in July 1994, and from that time through March 1995 the real appreciated against the U.S. dollar. In March 1995 the Central Bank introduced exchange rate policies that established a trading band within which the real/U.S. dollar exchange rate could fluctuate, allowing the gradual devaluation of the real against the U.S. dollar. In January 1999, in response to increased pressure on Brazil’s foreign currency reserves, the Central Bank allowed the real to float freely.

During 1999 the real experienced high volatility and suffered a sharp decline against the U.S. dollar. During 2000, 2001 and 2002 the real continued to decline against the U.S. dollar. Under the current free convertibility exchange system, the real may undergo further devaluation or may appreciate against the U.S. dollar and other currencies.

The following table sets forth the period-end, average, high and low noon buying rate reported by the Federal Reserve Bank expressed in reais per U.S. dollars for the periods and dates indicated.

	Noon Buying Rate for U.S. dollars R$ per U.S.$1.00
Period	Period-End	Average(1)	High	Low
1998	R$1.2085	R$1.1604	R$1.2090	R$1.1162
1999	1.8090	1.8135	2.2000	1.2074
2000	1.9510	1.8330	1.9840	1.7230
2001	2.3120	2.3220	2.7850	1.9720
2002	3.5400	R$2.9420	3.8030	2.3260
December	3.5400		3.7980	3.4390
2003
January	3.5130		3.6590	3.2650
February	3.5650		3.6640	3.5350
March	3.3320		3.5700	3.3320
April	2.8870		3.3290	2.8870
May	R$2.9790		R$3.0340	R$2.8750

(1) Average of the month-end rates beginning with December of previous period through last month of period indicated.
Source: Federal Reserve Bank of New York.

On June 25, 2003, the noon buying rate reported by the Federal Reserve Bank of New York was R$2.8600 to U.S.$1.00.

The following table sets forth the period-end, average, high and low selling rate reported by the Central Bank at closing, expressed in reais per U.S. dollars for the periods and dates indicated.

	Closing Rate Selling Rate for U.S. dollars R$ per U.S.$1.00
Period	Period-End	Average(1)	High	Low
1998	R$1.2087	R$1.1607	R$1.2087	R$1.1165
1999	1.7890	1.8019	2.1647	1.2078
2000	1.9554	1.8313	1.9847	1.7234
2001	2.3204	2.3226	2.7828	1.9711
2002	3.5333	R$2.9461	3.8949	2.3236
December	3.5333		3.7980	3.4278
2003
January	3.5258		3.6623	3.2758
February	3.5632		3.6580	3.4930
March	3.3531		3.5637	3.3531
April	2.8898		3.3359	2.8898
May	R$2.9656		R$3.0277	R$2.8653

(1) Average of the month-end rates beginning with December of previous period through last month of period indicated.
Source: Central Bank

On June 25, 2003, the U.S. dollar selling rate reported by the Central Bank at the close of the day was R$2.8559 to U.S.$1.00.

RISK FACTORS

Risks Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of the preferred shares and ADSs

Substantially all of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles in the past. During 2001 the real declined in value by 18.67% against the U.S. dollar and during 2002 the real declined in value by 52.27% against the U.S. dollar. During the first five months of 2003 the value of the real increased from R$3.5333 per U.S. dollar at December 31, 2002 to R$2.9656 per US dollar at May 31, 2003, with a high of 3.6623 reais per U.S. dollar and a low of 2.8653 reais per U.S. dollar during the period.

The Central Bank determines the Brazilian base interest rate, which we refer to as the “base interest rate.” The base interest rate is the benchmark interest rate payable to holders of securities issued by the federal government and traded at the Sistema Especial de Liquidação e Custodia - SELIC (Special System for Settlement and Custody). During 2002 the Central Bank raised Brazil’s base interest rate by a total of 6.00 percentage points, to 25.00%. These changes were largely the result of political uncertainty related to the 2002 presidential election, the economic crisis in Argentina, one of Brazil’s primary trading partners, and the lower level of growth of the U.S. economy. In January 2003 and February 2003, the Central Bank increased the base interest rate, to 26.50%. The base interest rate remained at 26.50% until June 18, 2003, when the Central Bank decreased it to 26.00%.

In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current Brazilian economic situation or how Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

Our operations, financial condition and the market price of the preferred shares and ADSs may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

  fluctuations in exchange rates;

  base interest rate fluctuations;

  inflation; and

  other political, diplomatic, social and economic developments within and outside of Brazil that affect the country.

These and other future developments in the Brazilian economy and government policies may reduce Brazilian demand for our services or products, adversely affect our financial condition and results of operations, and impact the market price of the preferred shares and ADSs.

A mismatch between our assets and liabilities denominated in, or indexed to, foreign currencies may lead to substantial losses on these liabilities, a reduction in our revenues, and a decline in the competitiveness of our lending and leasing operations.

The Brazilian currency has periodically been devalued during the last four decades. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the U.S. dollar real exchange rate fell from R$2.3204 per U.S. dollar at December 31, 2001 to R$3.5333 at December 31, 2002. However, during the first five months of 2003, the value of the real increased 16.1% against the U.S. dollar to R$2.9656 per U.S. dollar at May 31, 2003. At June 25, 2003, the U.S. dollar-real exchange rate was R$2.8559 per U.S. dollar.

A significant amount of our financial assets and liabilities are denominated in foreign currencies, primarily U.S. dollars. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If a devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if their value has not changed in their original currency.

In addition, our lending and leasing operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

If Brazil experiences substantial inflation in the future, our revenues and the market price of the preferred shares and ADSs may be reduced

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last ten years reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994. More recently, Brazil’s rates of inflation were 9.8% in 2000, 10.4% in 2001, 26.4% in 2002 and 5.25% for the five months ended May 31, 2003. Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future our costs (if not accompanied by an increase in interest rates) may increase, our operating and net margins may decrease and, if investor confidence lags, the price of the preferred shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Adverse changes in Brazilian economic conditions could cause an increase in customer defaults on their outstanding obligations to us, which could materially reduce our earnings

Our banking, leasing, and other businesses are significantly dependent on our customers’ ability to make payments on their loans and meet their other obligations to us. If the Brazilian economy worsens because of, among other factors:

  the level of economic activity;

  devaluation of the real;

  inflation; or

  an increase in domestic interest rates.

a greater portion of our customers may not be able to repay loans when due or to meet their debt service requirements, which would increase our past due loan portfolio and could materially reduce our net earnings.

Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies, which may hurt our ability to finance our operations

Since the end of 1997, and in particular during the last two years, as a result of economic problems in various emerging market countries, including the ongoing economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods Brazil has experienced a significant outflow of U.S. dollars, and Brazilian companies have faced higher costs for raising funds, both domestically and abroad and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us.

Developments in other emerging markets may adversely affect the market price of the preferred shares and ADSs

The market price of the preferred shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America, including Argentina, which is one of Brazil’s principal trading partners. Although economic conditions are different in each country, investors’ reaction to developments in one country can affect the securities markets and the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly.

Developments in other countries have also at times adversely affected the market price of our and other Brazilian companies’ preferred shares, as investors’ perceptions of increased risk due to crises in other emerging markets can lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the current economic situation in Argentina and Latin America continues to deteriorate, or if similar developments occur in the international financial markets in the future, the market price of the preferred shares and ADSs may be adversely affected.

A recurrence of the recent Brazilian energy crisis could adversely affect our operations

During 2001 and early 2002 Brazil experienced a severe shortage of capacity to generate electrical energy. The crisis was due in part to the worst drought in 60 years, which caused water levels at hydroelectric plants (which account for 90% of the country’s generating capacity) to fall to less than one-third of capacity, and in part to a lack of past investment in power generation. In order to avoid rolling blackouts, the Brazilian government instituted general compulsory measures which were aimed at reducing electricity consumption and which were in effect from June 2001 until February 28, 2002. Under the reduced electricity consumption rules, we were required to reduce our electricity consumption by 20%.

If the drought recurs, or if there is no additional investment in power generation, Brazil may experience another energy crisis. If so, the Brazilian government may impose similar measures to reduce electricity consumption in the future, which could reduce our customers’ ability to service their debt obligations and therefore adversely affect our operations and net earnings.

State and municipal defaults may adversely affect the market price of the preferred shares and ADSs

We may be adversely affected by defaults by state and municipal governments. In January 1999, the states of Minas Gerais and Rio Grande do Sul suspended payments on debt to Brazil’s federal government and seven states requested renegotiation of their financing agreements with the government. Although these states subsequently reinitiated their payments, any future defaults and the perceived risks of further defaults by state and municipal governments may undermine investor confidence, have a negative effect on the Brazilian economy, or negatively impact the relevant region. If the Brazilian economy or any of the regional economies in which we operate were to be adversely affected by a default, our operations and the market price of the preferred shares and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking Industry

The Brazilian government regulates the operations of Brazilian banks and insurance companies, and changes in existing laws and regulations or the imposition of new ones may negatively affect our operations and revenues

Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

  minimum capital requirements;

  compulsory reserve requirements;

  lending limits and other credit restrictions; and

  accounting and statistical requirements.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

Regulatory changes affecting other businesses in which we are engaged, including our broker-dealer and leasing operations, could also have an adverse effect on our operations and our revenues.

Changes in base interest rates by the Central Bank may materially adversely affect our results of operations and profit

The Central Bank establishes the base interest rates for the Brazilian banking system. In recent years, the base interest rate has fluctuated, reaching approximately 45% in March 1999 and falling to 15.25% at January 17, 2001. From February to July 2002 the Central Bank decreased the base interest rate, from 19.00% to 18.00% as of July 17, 2002. From October 2002 to February 2003 the Central Bank increased the base interest rate by 8.5 percentage points, to 26.5% on February 19, 2003. The base interest rate remained at 26.50% until June 18, 2003, when the Central Bank decreased it to 26.00%. Changes in the base interest rate may materially adversely affect our results of operations because:

  high base interest rates increase our domestic debt expense and may increase the likelihood of customer defaults; and

  low base interest rates may diminish our interest income.

The Central Bank uses changes in the base interest rate as an instrument for its management of the Brazilian economy, including the protection of reserves and capital flows. Accordingly, we have no control over the base interest rates set by the Central Bank or how often they adjust them.

Our income before taxes and minority interest for the year ended December 31, 2000, includes a significant non-recurring gain, and so is not representative of core earnings that might be anticipated in the future

Our income before taxes and minority interest for the year ended December 31, 2000, includes a R$1,004 million non-recurring gain on sale of available for sale securities. Accordingly, the amount of our income before taxes and minority interest for 2000 may not be representative of our future performance, particularly because the non-recurring gain represents 45% of our income before taxes and minority interest for 2000 and is not part of our core earnings that might be anticipated in the future.

The non-recurring gain on sale of available for sale securities resulted from our transfer of our holdings in companies operating in the mining, steel, energy, telecommunications and e-commerce sectors (which we refer to collectively as the “Spun-off Interests”) to an unrelated entity through a transfer, sale and spin-off. We refer to these transactions, which we carried out in February and March 2000, collectively as the “Spin-off.” We carried out the Spin-off to comply with Brazilian banking regulations limiting financial institutions’ ownership of non-financial entities. The assets transferred in the Spin-off were primarily available for sale securities.

We carried out the Spin-off in several steps. As a first step, we transferred the Spun-off Interests to Bradesplan Participações S.A., which we call “Bradesplan,” one of our wholly-owned subsidiaries. Bradesplan acted as a holding company for the Spun-off Interests. Bradesplan had an unrealized holding gain on its available for sale equity reserve of R$1,004 million related to the securities, which we included in our consolidated financial statements as an available for sale reserve.

On February 29, 2000 we sold Bradesplan, including the available for sale securities, to our wholly-owned subsidiary Paiol Participações e Comércio Ltda., which we call “Paiol,” at its book value. On the same date, we spun off Paiol (including its investment in Bradesplan) to Bradespar S.A. (which we call “Bradespar”) in a transaction similar to a capital distribution. We realized a holding gain of R$1,004 million on the available for sale securities in connection with the spin-off of Paiol to Bradespar. For further information about the Spin-off, see “Item 4. Information on the Company - The Company - History - Spin-off.”

The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and insurance companies, public and private. Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown and competition both in the banking and insurance sectors generally and in markets for specific products has increased. The privatization of publicly owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things:

  limiting our ability to increase our client base and expand our operations;

  reducing our profit margins on the banking, insurance, leasing and other services and products we offer; and

  increasing competition for foreign investment opportunities.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process or otherwise by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

Brazil’s federal government had announced the privatization of Instituto de Resseguros do Brasil S.A., known as “IRB,” the state controlled reinsurance company. The date of privatization has been indefinitely delayed and it is currently not possible to know when, or if, such privatization will take place. If IRB is successfully privatized through the sale of controlling interest to one of our competitors, we could face increasing competition and decreased market share in our insurance operations.

A majority of our common shares are held by two shareholders, whose interests may conflict with our investors’ interests

At December 31, 2002, Cidade de Deus Participações held 50.49% of our common shares and Fundação Bradesco held 16.80% of our common shares. As a result, these shareholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related-party transactions or corporate reorganizations. For more information on our shareholders, see “Item 7. Major Shareholders and Related Party Transactions - Major Shareholders.”

Changes in reserve and compulsory deposit requirements may hurt our ability to be profitable

In mid-2002, the Central Bank reimposed reserve requirements that had previously been reduced. In addition, it could in the future increase reserve requirements or impose new reserve or compulsory deposit requirements. The recently reimposed reserve requirements required us, as of the date of their implementation, to hold a total of R$1.2 billion of Brazilian government securities that we previously had not been required to hold. As a result, our liquidity available to make loans and other investments was reduced by that amount. In addition, we could be materially adversely affected by such changes because the monies held as compulsory deposits generally do not yield the same return as our other investments and deposits because:

  a portion of our compulsory deposits do not bear interest;

  we are obligated to hold some of our compulsory deposits in Brazilian government securities; and

  we must use a portion of the deposits to finance a federal housing program and the rural sector.

Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition.

We may experience increases in our level of past due loans as our loan portfolio becomes seasoned

Our loan portfolio has grown substantially since 1996. Any corresponding rise in our level of past due loans may lag behind the rate of loan growth, however, because loans typically do not become past due within a short period of time after their origination. Rapid loan growth may also reduce our ratio of past due loans to total loans until growth slows or the portfolio becomes more seasoned. This may result in increases in our loan loss provisions, charge-offs and the ratio of past due loans to total loans.

In addition, as a result of the increase in our loan portfolio and the described lag in any corresponding rise in our level of past due loans, our historic loan loss experience may not be indicative of our future loan loss experience.

Losses on our investments in marketable securities may have a significant impact on our results of operations and are not predictable

Marketable securities represent a material portion of our assets, and realized investment gains and losses have had and will continue to have a significant impact on our results of operations. The amounts, which we record when investments in securities are sold, or in certain limited circumstances where they are marked to market, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the market value of the securities, which in turn may vary considerably, and our investment policies. We cannot predict the amount of realized gain or loss for any future period, and variations from period to period have no practical analytical value. Gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation now existing in our consolidated investment portfolio or any portion thereof.

Our strategy of marketing and expanding Internet banking in Brazil could be badly received or more expensive than lucrative

We have aggressively pursued the use of the Internet for banking and other services to our clients and expect to continue to do so. However, the market for our Internet products has only recently begun to develop, is rapidly evolving, and is becoming increasingly competitive. We cannot predict whether, or how fast, this market will grow. Moreover, if we fail to adapt effectively to growth and change in the Internet market and technology, our business, competitiveness, or results of operations could be materially affected.

The Internet may prove not to be a viable Brazilian commercial marketplace for a number of reasons, including a lack of acceptable security technologies, potentially inadequate development of the necessary infrastructure, or the lack of necessary development and commercialization of performance improvements.

To the extent that higher bandwidth Internet access becomes more widely available, we may be required to make significant changes to the design and content of our online network in order to compete effectively. Failure to effectively adapt to these or any other technological developments could adversely affect our business.

Our trading activities and derivatives transactions may produce material losses

We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value which may generate losses. In addition, we enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. Each such derivatives transaction protects against increases in exchange rates or interest rates or against decreases in such rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. Such losses could adversely materially affect our future net income and therefore the value of the preferred shares and ADSs. For further discussion of our market risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In the past four years the ratio of our trading securities to our total assets, as measured at December 31 of each year, has been as high as 22.5%, and could be greater in the future.

Risks Relating to the Preferred Shares and ADSs

As a holder of ADSs you will generally not have voting rights at our shareholders’ meetings

In accordance with our bylaws and the Brazilian Corporate Law Method, holders of our preferred shares, and thus of our ADSs, are not entitled to vote at our shareholders’ meetings except in limited circumstances. This means, among other things, that you, as a holder of ADSs, are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies.

In addition, in the limited circumstances where the preferred shareholders are able to vote, holders may exercise voting rights with respect to the preferred shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Brazilian law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the depositary bank with respect to the underlying preferred shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our preferred shareholders will receive notice directly from us and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary bank, which will in turn, as soon as practicable thereafter, mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary bank how to vote the shares represented by their ADSs. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights will take longer for ADS holders than for holders of preferred shares. ADSs for which the depositary bank does not receive timely voting instructions will not be voted at any meeting.

Except in limited circumstances, ADS holders are not able to exercise voting rights attaching to the ADSs.

An active or liquid market for our ADSs may not develop further or be sustained

Prior to the registration of our ADS in September 2001, there was no liquid public market for our ADSs. We cannot predict whether an active, liquid public trading market for our ADS will develop any further or be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the preferred shares underlying the ADSs from the depositary bank at any time, there is no public market for our preferred shares in the United States.

The preferred shares and ADSs do not entitle you to a fixed or minimum dividend

Holders of our preferred shares and ADSs are not entitled to a fixed or minimum dividend. Pursuant to our bylaws, our preferred shares are entitled to dividends 10% higher than those assigned to our common stock. Although under our current bylaws we are generally obligated to pay our shareholders 30% of our annual net adjusted income, our shareholders, acting at our annual shareholders’ assembly, have the discretion to suspend this mandatory distribution of dividends if the Board of Directors advises them that the payment of the dividend is not compatible with our financial situation. Neither our bylaws nor Brazilian law specifies the circumstances in which a distribution would not be compatible with our financial situation, and our shareholders have never suspended the mandatory distribution of dividends. However, general Brazilian practice is that a company need not pay dividends if such payment would threaten the existence of the company as a going concern or would harm its normal course of operations.

As a holder of ADSs you will have fewer and less well-defined shareholders’ rights than in the United States and certain other jurisdictions

Our corporate affairs are governed by our bylaws and the Brazilian Corporate Law Method, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil. Under the Brazilian Corporate Law Method, you and the holders of the preferred shares may have fewer and less well-defined rights to protect your interests relative to actions taken by our Board of Directors or the holders of common shares than under the laws of other jurisdictions outside Brazil.

Although the Brazilian Corporate Law Method imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, self-dealing and the preservation of shareholder interests may not be as regulated, and regulations may not be as enforced, in Brazil as in the United States, which could potentially disadvantage you as a holder of the preferred shares and ADSs. For example, when compared to Delaware general corporation law, Brazilian Corporate Law Method and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Brazilian companies must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders’ derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

It may be difficult to enforce civil liabilities against us or our directors and officers

We are organized under the laws of Brazil, and all of our directors and officers reside outside the United States. In addition, a substantial portion of our assets, and most or all of the assets of our directors and officers are located in Brazil. As a result, it may be difficult for investors to effect service of process within the United States or other jurisdictions outside of Brazil on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws.

If we issue new shares or our shareholders sell shares in the future, the market price of your ADSs may be reduced

Sales of a substantial number of shares after the consummation of this registration, or the belief that this may occur, could decrease the prevailing market price of the preferred shares and ADSs by diluting the shares’ value. If we issue new shares or our existing shareholders sell shares they hold, the market price of the preferred shares and, by extension, of the ADSs, may decrease significantly. Such sales also might make it more difficult for us to sell preferred shares and ADSs in the future at a time and a price that we deem appropriate.

You may be unable to exercise preemptive rights relating to the preferred shares

You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the United States Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Similarly, we may from time to time distribute rights to our shareholders. The depositary bank will not offer rights to you as a holder of the ADSs unless the rights are either registered under provisions of the Securities Act or are subject to an exemption from the registration requirements. We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds from the sale by the depositary bank of the rights received in respect of the shares represented by your ADSs or, if the preemptive rights cannot be sold, they will be allowed to lapse. You may also be unable to participate in rights offerings by us and your holdings may be diluted as a result.

If you exchange your ADSs for preferred shares, you risk losing the ability to remit foreign currency abroad and Brazilian tax advantages

Brazilian law requires that parties obtain a certificate of registration from the Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the preferred shares will obtain the necessary certificates from the Central Bank for the payment of dividends or other cash distributions relating to the preferred shares or upon the disposition of the preferred shares. If you exchange your ADSs for the underlying preferred shares, however, you may only rely on the custodian’s certificate for five business days from the date of exchange. Thereafter, you must obtain your own certificate of registration or register in accordance with Central Bank and CVM rules, in order to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares or distributions relating to the preferred shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the preferred shares. For more information, see “Item 10. Additional Information - Exchange Controls.”

If you attempt to obtain your own certificate of registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. The custodian’s certificate of registration and any certificate of foreign capital registration you obtain may be affected by future legislative changes. Additional restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from disposition, may be imposed in the future.

The Brazilian government may impose exchange controls and restrictions on remittances abroad which may adversely affect your ability to convert funds in reais into other currencies and to remit other currencies abroad

You may be adversely affected by the imposition of restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Brazilian currency into foreign currencies. The Brazilian government last imposed remittance restrictions for a brief period in 1989 and early 1990. Reimposition of this type of restriction would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars or other currencies and to remit those funds abroad. We cannot assure you that the government will not take similar measures in the future.

Devaluation of the real would reduce the U.S. dollar value of investing in ADSs

Devaluation of the real would reduce the U.S. dollar value of distributions and dividends on the ADSs and could reduce the market price of the preferred shares and ADSs.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect you should you exchange your ADS for preferred shares

The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States and elsewhere, and are not as highly regulated or supervised as some of those other markets. The relatively small market capitalization and illiquidity of the Brazilian equity markets may cause the market price of securities of Brazilian companies, including our ADSs and preferred shares, to fluctuate in both the domestic and international markets, and may substantially limit your ability to sell the preferred shares underlying your ADSs at a price and time at which you wish to do so.

Forward-Looking Statements

This annual report contains forward-looking statements relating to our business that are based on management’s current expectations, estimates and projections about future events and financial trends affecting our business. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,”“estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are used to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict and that may be beyond our control. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from the plans, objectives, expectations, estimates and intentions expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially include, but are not limited to, changes in regional, national and international economic and business conditions; inflation; increases in defaults by borrowers and other loan delinquencies; increases in the provision for loan losses; deposit attrition; customer loss or revenue loss; our ability to sustain or improve performance; changes in interest rates which may, among other things, adversely affect our margins; competition in the banking, financial services, credit card services, insurance, asset management and other related industries; government regulation and tax matters; adverse legal or regulatory disputes or proceedings; and credit and other risks of lending and investment activities.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake any obligation to update them, whether as a result of new information, future developments or otherwise.

Item 4. Information on the Company.

THE COMPANY

We believe we are the largest private-sector (non-government-controlled) bank in Brazil and in Latin America as a whole in terms of total net worth. We provide a wide range of banking and financial products and services in Brazil and abroad to individuals, small to midsized companies in Brazil and major local and international corporations and institutions. We have the most extensive private-sector branch and service network in Brazil, which permits us to reach a diverse customer base. Our services and products encompass banking operations such as lending and deposit-taking, credit card issuance, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

According to information published by SUSEP and by the National Agency of Supplemental Health, known as “ANS,” we are the largest insurance, pension plan and títulos de capitalização provider in Brazil on a consolidated basis in terms of insurance, pension plan contributions and income from certificated savings plans. Títulos de capitalização, which we call “certificated savings plans,” are a type of savings account that are coupled with periodic drawings for prizes.

We are ranked first among Brazilian banks for gross revenues and overall performance according to Forbes Brasil magazine and are the largest Brazilian bank and largest private company in Brazil according to a 2002 ranking published in Forbes magazine.

The following three of our subsidiaries rank as the largest companies in Brazil in their respective market segments, according to the sources cited in parentheses:

  Bradesco Seguros S.A., our insurance subsidiary, which we call “Bradesco Seguros,” together with its subsidiaries, in terms of insurance premiums, net worth and reserves (SUSEP);

  Bradesco Vida e Previdência S.A., our pension and life insurance management subsidiary, which we call “Bradesco Vida e Previdência,” in terms of pension plan contributions, investment portfolio and reserves (SUSEP); and

  Bradesco Capitalização S.A., which we call “Bradesco Capitalização” and which offers certificated savings plans to the public, in terms of the amount of reserves (SUSEP).

We are also one of the leaders among private sector financial institutions in third-party resource management and in underwriting debt securities according to information published by the National Association of Investment Banks, known as “ANBID.”

For information on other private-sector and public-sector (government-controlled) financial institutions in Brazil, see “ - Regulation and Supervision - Principal Financial Institutions.”

In December 2002, according to information published by the Brazilian Federal Revenue Service, we accounted for 20.1% of the total nationwide collections of a tax called the Provisional Contribution on Financial Transactions, known as “CPMF.” Since the CPMF tax is levied on virtually all Brazilian financial transactions, this statistic provides a measure of the percentage of Brazilian financial transactions that we handle.

In recent years, we have taken important steps to offer our products and services through the Internet and to help our customers and employees gain access to the Internet. We were one of the first banks worldwide to introduce on-line Internet banking. In December 1999 we became the first bank in Latin America, and among the first in the world, to provide free limited Internet access to clients. We also provide computers in many of our branches and service centers that permit clients to access the Internet in order to conduct banking transactions, pay bills and shop on-line. Our Internet banking services, along with our customer service center, makes our banking services available to our customers 24 hours a day, seven days a week.

  As of December 31, 2002, we had, on a consolidated basis:

  R$129.9 billion in total assets;

  R$52.3 billion in total loans;

  R$56.3 billion in total deposits;

  R$10.9 billion in shareholders’ equity;

  R$19.2 billion in insurance claim reserves, pension plans, certificated savings plans and pension investment contract operations;

  R$9.2 billion of import and export financing;

  8.6 million insurance policyholders;

  13.0 million checking accounts;

  29.4 million savings accounts;

  2.5 million certificated savings plans holders;

  1,159 of the largest Brazilian and multinational groups of affiliated companies in Brazil as customers;

  4.7 million clients using Internet banking;

  229.0 million calls received by our customer service center during 2002;

  880.0 million visits to our Internet website during 2002;

  a nationwide network consisting of 2,954 branches, 21,210 ATMs and 1,849 special banking service posts and outlets located on the premises of selected corporate clients; and

  six branches and seven subsidiaries located in New York, the Cayman Islands, the Bahamas, Tokyo, Buenos Aires and Luxembourg.

Although our customer base includes individuals of all income levels as well as large, midsized and small businesses, the common citizens of Brazil have traditionally formed the backbone of our clientele. Since the 1960s, we have been a leader in the middle to low-end retail banking market in Brazil. This segment still has great potential for development and provides us with higher margins than other segments, such as corporate credit operations and securities trading, where we face greater price competition.

Our large banking network allows us to be closer to our customers, which, in turn, permits our managers to have personal and direct knowledge of our customers, economically active regions and other conditions relevant to our business. This knowledge helps us in assessing and limiting credit risks in credit operations, among other risks, as well as in servicing the particular needs of our clients. Approximately 9.3 million transactions are executed through our Bradesco network every day.

We organize our operations into two main areas: (1) banking services; and (2) insurance, pension plan and certificated savings plan services. The following diagram provides summary information for our two business areas at and for the year ended December 31, 2002, by segment. See Note 25 to our consolidated financial statements in Item 18 for additional segment information. Figures provided under “Insurance, Pension Plans and Certificated Savings Plans” include pension investment contracts and so may differ from information provided elsewhere herein.

  As of December 31, 2002 we were:

  the leader among private-sector banks in savings deposits, with 18.5% of all savings accounts in Brazil and R$20.7 billion on deposit (Central Bank);

  the largest provider of insurance and private pension plans, with R$9.1 billion in net premiums written and revenues from private pension plans as measured under the Brazilian Corporate Law Method (SUSEP/ANS);

  the leader in Brazilian leasing operations, with R$1.5 billion outstanding (Brazilian Association of Leasing Companies, known as “ABEL”);

  one of the leaders in the placement of debt instruments in Brazil, having participated in 59.1% of the issuances of debt and equity securities registered with the CVM during 2002 (ANBID);

  one of the largest private-sector fund and portfolio managers in Brazil, with approximately R$64.3 billion in total third-party assets under management, representing 14.6% of the total Brazilian market (ANBID);

  one of the largest independent private-sector credit card issuers in Brazil, with 6.1 million cardholders (Brazilian Association of Credit Card Service Companies - ABECS, known as “ABECS”); and

  the leader in payment processing and collection in Brazil, with a market share of 26.0% (Settlement System of the Central Bank).

The following table summarizes our gross revenues by business area for the periods indicated:

	December 31,
	2000	2001	2002
Banking		(R$ in millions)
Lending Income
Housing loans	R$427	R$349	R$366
Rural loans	385	375	509
Leasing	513	451	402
Other loans (1)	6,380	10,497	15,748
Total	7,705	11,672	17,025
Income from services
Asset management fees	552	540	466
Collection fees	499	544	556
Credit card fees	233	288	327
Fees charged on checking account services	696	802	828
Fees for receipt of taxes	146	144	158
Interbank fees	179	225	254
Other services	288	323	305
Total	2,593	2,866	2,894
Insurance and pension plans
Insurance Income
Health	1,549	2,178	2,333
Life and accident	753	866	930
Automobile, property and liability	1,399	1,572	1,718
Total	3,701	4,616	4,981
Total pension plan income(2)	R$592	R$1,043	R$348

(1) Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.

(2) This does not include private pension investment contracts. See “Item 4. Information on the Company - Insurance, Pension Plans and Certificated Savings Plans.”

We do not break down our revenues by geographic market within Brazil and less than 10% of our revenues come from international operations. For more information on our international operations, see “ - Banking - International Banking.” For a discussion of our principal capital expenditures from 2000 through December 31, 2002, see “Item 5. Operating and Financial Review and Prospects - Capital Expenditures.”

The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2002 (all of which are consolidated in our financial statements in Item 18). With the exception of Banco Bradesco Argentina, which is incorporated in Argentina, all of these material subsidiaries are incorporated in Brazil. For more information regarding the consolidation of our material subsidiaries, see note 1 to our consolidated financial statements in Item 18.

History

We were founded in 1943 as a commercial bank under the name “Banco Brasileiro de Descontos S.A.”In 1948 we began a period of aggressive expansion, which led to our becoming the largest private-sector commercial bank in Brazil by the end of the 1960s. We expanded our activities nationwide during the 1970s, entering into urban and rural Brazilian markets. In 1988 we merged with our real estate finance, investment bank and consumer credit subsidiaries to become a multiple service bank and changed our name to Banco Bradesco S.A..

Recent Important Acquisitions and Joint Ventures

Acquisition of BCN, BANEB and Boavista

In December 1997 we acquired 94.0% of the voting shares and 53% of the total shares of Banco de Crédito Nacional, which we call “BCN,” for R$760 million. By the end of July 1998 we had bought all the outstanding shares of BCN, transforming it into our wholly-owned subsidiary. BCN has traditionally focused on midsized corporate clients as well as on high-net-worth individuals, with credit to large corporate clients and smaller retail clients, both corporate and individual, assuming a secondary role. BCN’s success in establishing itself in its target markets was one of the key reasons we acquired it.

In June 1999 we purchased 94.0% of the shares of Banco do Estado da Bahia, which we call “BANEB,”for R$260 million at a privatization auction. BANEB’s banking business was concentrated in the State of Bahia, and its business operations were focused on retail banking. BANEB’s customer base consisted primarily of employees and government agencies of the State of Bahia. BANEB’s strong brand recognition and large customer base were the key reasons we acquired it.

In October 2000 we acquired Banco Boavista S.A., which we call “Boavista,” which thereby became our wholly-owned subsidiary. As part of the transaction we made a capital increase of R$946 million and issued new common and preferred shares of Banco Bradesco to the former shareholders of Boavista. Boavista was a traditional banking institution focused on midsized corporate clients. In connection with the acquisition of Boavista, we acquired 3% of the total and voting capital of Banco Espírito Santo, S.A., the second-largest bank chartered in Portugal.

We used the purchase method of accounting to account for the acquisition of BCN, BANEB and Boavista, which are consolidated in our U.S. GAAP consolidated financial statements on an ongoing basis from the date of their acquisition.

In general, we continue to operate BCN as a separate financial institution, maintaining its distinct identity, branch network and market niche. Boavista’s branches operated under Boavista’s name, but under BCN’s management, until April 2001. In April 2001, we transferred the branches and the related assets and liabilities of Boavista to BCN by means of a partial spin-off, which was accounted as a transfer of assets and liabilities for book value. BANEB’s branches operated under BANEB’s name, but under Bradesco’s management, until September 2001. On September 17, 2001 BANEB transferred its branches and related assets and liabilities to Bradesco at book value. We have adopted common criteria for credit risk and exposure limits with BCN, BANEB and Boavista as well as for human resources management and policies. We have also consolidated our subsidiaries’ treasury operations, services to large corporate clients and foreign exchange services with our own.

BUS - Serviços de Telecomunicações Joint Venture

In December 2000, we entered into a telecommunications joint venture agreement with Unibanco - União de Bancos Brasileiros S.A., known as “Unibanco,” and Portugal Telecom S.A., known as “Portugal Telecom,” and two of its affiliates. Portugal Telecom is affiliated with leading telecommunications and internet service providers in Brazil and Portugal. In order to implement the transactions contemplated in the agreement, we and Unibanco transferred our respective corporate telecommunications infrastructures to BUS - Serviços de Telecomunicações S.A., which we call “BUS,” by means of a capital contribution, and then contributed our holdings in BUS to a holding company, which we call “BUS Holding.” As a result, we and Unibanco became the sole shareholders of BUS Holding. The book value of our transferred assets was R$18 million, and we recorded our investment in BUS Holding for R$18 million in our December 31, 2000 financial statements.

Under the joint venture agreement, we and Unibanco agreed to have BUS Holding transfer all of its shares of BUS to a subsidiary of Portugal Telecom, once the proposed transfer was approved by the Agência Nacional de Telecomunicações, known as “ANATEL.” The parties also agreed that BUS would provide Unibanco and us with telecommunications services under service agreements for five years. In consideration for the right to acquire the shares of BUS and the direct and indirect benefits of the service agreements, Portugal Telecom, through a subsidiary, made to BUS Holding an initial payment in reais equivalent to U.S.$258 million, of which R$335 million corresponds to our ownership share of BUS Holding. For U.S. GAAP accounting purposes, the transaction was not reflected in our December 31, 2000 financial statements, as the sale was still subject to regulatory approval at December 31, 2000. The transaction is reflected on our December 31, 2001 financial statements and will continue to be reflected in our financial statements for the next five years. Also as part of the BUS transaction, in December 2000 we bought shares in Portugal Telecom for our own account for a total of R$50 million, and in February 2001 Portugal Telecom’s subsidiary paid to BUS Holding an amount in reais equivalent to U.S.$23 million as a capital subscription.

In June 2001, under the terms of an amendment to the joint venture agreement, we and Unibanco caused BUS Holding to transfer 19.9% of the common (voting) shares and 100% of the preferred (non-voting) shares of BUS to a subsidiary of Portugal Telecom. BUS became the operator of our and Unibanco’s respective corporate telecommunications networks as of July 1, 2001. The transaction became final in 2002, with the approval of ANATEL, the transfer of the remaining 80.1% of the common shares of BUS to the Portugal Telecom subsidiary and the liquidation of BUS Holding.

Postal Service Banking

On August 22, 2001, we won a public bidding process organized by the Empresa Brasileira de Correios e Telégrafos - ECT, the government owned postal company, which we call the “Postal Service,” to offer banking services through “correspondent offices” established in post offices for a period of five years, under a project in which the national network of post offices will be used to supplement the national financial system. The Postal Service banking project was created by the National Currency Council and the Central Bank. Through our service contract with the Postal Service we have the exclusive right to offer banking services at the approximately 5,320 post offices of the Postal Service.

Upon signing the agreement in September 2001 and in consideration for services to be provided by their network of post offices, we paid the Postal Service approximately R$200 million, which will be amortized through 2008. The agreement with the Post Office extends for five years after the launch of the last correspondent office, which we expect to occur prior to August 2004. In addition, we pay the Postal Service a percentage of the fees that we receive from customers that use the points of service created under the agreement.

We opened the first agency on March 25, 2002, in São Francisco de Paula, a town with a population of 6,533 people, and by December 31, 2002, we had opened correspondent offices in approximately 2,500 of the approximately 5,320 Postal Service offices, with 310,000 new accounts.

At the time we entered into the agreement, 1,590 of the cities and towns served by the Post Office had no banking services. Through our correspondent offices, we now offer banking services in 861 of those towns. At our correspondent offices we offer our clients services including:

  opening bank accounts;

  making deposits in and withdrawals from accounts;

  providing balance and account information;

  extending collection and payment services under agreements with third parties; and

  collecting negotiable instruments.

Banco do Brasil S.A., which we call “Banco do Brasil,” and Caixa Econômica Federal also offer banking services with their own correspondent offices in locations such as bakeries, pharmacies, and grocery stores. However, we believe that we offer more services through our correspondent offices than other banks do through theirs.

The project is consistent with our strategy of expanding our presence in the retail market throughout Brazil by reaching the estimated 40 million Brazilians who do not have bank accounts. We anticipate that the project will improve access for both new and existing customers to our services and will increase our distribution network to over 9,200 points in Brazil.

Other Acquisitions and Joint Ventures in 2002 and 2003

On January 3, 2002, we entered into a strategic partnership with Ford Credit Holding Brasil Ltda. The partnership enables us to provide vehicle funding and leasing services originated by Ford Comércio e Serviços Ltda. to the clients of the Ford dealership network. Pursuant to the arrangement, we acquired all the capital stock of Ford Leasing S.A. - Arrendamento Mercantil, which we call “Ford Leasing,” an automobile leasing company. We also acquired the consumer loan portfolio of Banco Ford S.A., which we call “Banco Ford,” a bank owned by Ford Motor Company that provided financing for sales made through the Ford dealership network. We expect that this partnership will increase our customer base. A company in the BCN Group, Banco Finasa S.A. (formerly known as Continental Banco S.A.), which we call “Banco Finasa,” which specializes in promoting sales of various financial products provides customer service to customers of the Ford dealership network.

On January 13, 2002, we acquired control of Banco Mercantil de São Paulo S.A., known as “Banco Mercantil,” and its controlled companies. Banco Mercantil is a 64-year-old financial institution with 220 branches in Brazil, three branches abroad and 162 banking posts. At December 31, 2001 its assets totaled R$8,391 million (under the Corporate Law Method). The transaction was concluded on March 25, 2002. In the transaction we acquired 2.8 billion common shares and 2.3 billion preferred shares of Banco Mercantil, representing 90.1% of its voting capital and 74.2% of its nonvoting capital, for R$1,324.0 million, at a purchase price of R$0.270047 per share. We financed R$528.0 million of this amount through the issuance of subordinated notes with a term of ten years and, on September 30, 2002, acquired 4.46% of the voting capital of Banco Mercantil through BOVESPA for R$62.0 million.

On March 31, 2003, we purchased the minority shareholders’ shares of Banco Mercantil and converted it into a wholly-owned subsidiary of Bradesco. The remaining shares of Banco Mercantil were purchased for 23.94439086 shares of Bradesco, of which 12.06279162 of those were common shares and 11.88159924 were preferred shares. On May 19, 2003, Banco Mercantil transferred control of its agencies, assets and liabilities to Bradesco for their book value.

On January 24, 2002, we acquired control of Banco do Estado do Amazonas S.A. - BEA, which we call “BEA,” through a bidding process. At December 31, 2001, BEA had 36 branches and 49 banking posts as well as R$560 million in total assets (under the Corporate Law Method). We purchased 5.8 billion common shares and 4.1 billion preferred shares, representing 89.5% of BEA’s voting capital and 87.5% of its nonvoting capital, for a purchase price of R$182.9 million. On June 10, 2002, BEA transferred its branches, assets and liabilities to Bradesco for their book value.

On January 8, 2002, we signed a service agreement with Deutsche Bank S.A., which we call “Deutsche Bank,” a German bank, in order to acquire Deutsche Bank Investimentos DTVM S.A., its securities brokerage subsidiary, which as of December 31, 2001 had a total of R$2.2 billion in assets under management. BRAM - Bradesco Asset Management Ltda., manages these assets with the assistance of a Consulting Committee formed by professionals of Bradesco and Deutsche Bank.

On February 24, 2002 we acquired 100% of the shares of Banco Cidade S.A. and its controlled companies, which we call “Banco Cidade.” This transaction was concluded on June 7, 2002, at a cost of R$385.4 million. On June 24, 2002, Banco Cidade’s branches, assets and liabilities were merged into BCN at book value.

On January 10, 2003, we entered into an agreement to acquire 99.99% of the shares of Banco Bilbao Vizcaya Argentaria Brasil S.A. and its controlled companies, which we call “BBV Banco.” Under the agreement, we acquired the shares from Banco Bilbao Vizcaya Argentaria S.A., which we call “BBVA.” In return, we issued, for distribution to BBVA, common and preferred shares equal to 4.4% of our share capital, valued at R$630 million. We also made a one-time cash payment of R$1,864 million to BBVA. As of September 30, 2002, BBV Banco had total assets of R$16.8 billion, net equity of R$2.3 billion, 439 branches and 76 banking posts. The Central Bank approved the transaction on May 21, 2003 and BBV Banco became our wholly-owned subsidiary on June 9, 2003 when we and BBVA approved the merger.

None of our acquisitions made since January 1998 has been significant as measured in accordance with U.S. GAAP.

Insurance and Other Operations

We acquired control of Bradesco Seguros, previously Atlântica Companhia Nacional de Seguros, in 1983. Between 1983 and 2000, Bradesco Seguros acquired interests in six other entities through joint ventures and acquisitions, and maintained six subsidiaries to comply with regulatory requirements. These acquisitions and joint ventures, as well as the formation of these new entities, have enabled Bradesco Seguros to develop into one of the leading insurers in Brazil. In 1998, Bradesco Seguros incorporated Bradesco International Health Service, a health insurance subsidiary in Miami, in order to provide insurance services to our clients who are travelling abroad.

Spin-off

In February and March 2000 we transferred the Spun-off Interests, which were our holdings in companies operating in the mining, steel, energy, telecommunications and e-commerce sectors, to an unrelated entity through a transfer, sale and spin-off in the Spin-off. We carried out the Spin-off to comply with Brazilian banking regulations limiting financial institutions’ ownership of non-financial entities. The assets transferred in the Spin-off were primarily available for sale securities. By spinning off these non-financial assets, we are better able to focus on our core banking businesses.

We carried out the Spin-off in several steps. As a first step, we transferred the Spun-off Interests to Bradesplan, one of our wholly-owned subsidiaries. Bradesplan acted as a holding company for the Spun-off Interests. We recorded the transfers at historical cost in a manner similar to a pooling of interests. As a result, immediately prior to February 29, 2000, Bradesplan held as assets available for sale securities with a fair value of R$2,440 million and had among its liabilities debentures with a book value of R$1,070 million. Bradesplan had an unrealized holding gain on its available for sale equity reserve of R$1,004 million related to the securities, which we included in our consolidated financial statements as an available for sale reserve.

On February 29, 2000 we sold Bradesplan, including the available for sale securities, to our wholly-owned subsidiary Paiol at its book value. In connection with the sale, Paiol assumed an intercompany payable to us of R$623 million. We did not recognize any gain on this sale, nor did we realize the related holding gain.

On the same date, we spun off Paiol (including its investment in Bradesplan) to Bradespar in a transaction similar to a capital distribution. We do not own Bradespar, and although we and Bradespar have substantially the same shareholders, we are not under common control with Bradespar for U.S. GAAP purposes because no shareholder owns more than 50% of both Bradespar and us, and there is no voting agreement among the shareholders. The assets transferred to Bradespar had a fair market value of R$2.6 billion, and we realized a holding gain of R$1,004 million on the available for sale securities in connection with the spin-off of Paiol to Bradespar. Paiol subsequently paid the outstanding account payable to us during 2000.

In connection with the Spin-off, we reduced our shareholders’ equity by R$993.2 million, of which R$500.0 million was taken from the capital account and the remainder from retained earnings.

We have not included financial information reflecting the Spin-off on a pro forma basis because we do not consider the Spun-off Interests to be a business. The Spun-off Interests did not generate a significant impact on our revenue-producing activities in the period during 2000 leading up to the Spin-off, and the Spin-off produced no significant impact on our physical facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques, or trade names. In addition, we did not treat these investments as a segment. We did not record any significant income or gains in our statement of operations from January 1, 2000 through February 29, 2000 related to the Spun-off Interests.

Contact Information

We are a sociedade anônima organized under the laws of Brazil. Our head offices are located at Cidade de Deus, s/n, Vila Yara, 06029-900, Osasco, SP, Brazil, and our telephone number at our head office is (55-11) 3684-5376. Our agent for service of process in the United States is CT Corporation, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Business Strategy

Our principal objective is to consolidate our position as the leading private full service financial institution in the Brazilian market, increasing our profitability, maximizing our shareholders’value and generating an above-average return in comparison with other Brazilian financial institutions. The key elements of our business strategy are to:

  expand through organic growth;

  increase revenues, profitability and shareholder value from our banking operations by strengthening our traditional operations and expanding new ones;

  build on the business model of a large banking institution with a major insurance subsidiary, which we call the “Bank-Insurance Model,” to maintain our profitability and consolidate our leadership in the insurance sector;

  maintain our commitment to technological innovation;

  build profitability and shareholder return through efficiency; and

  enter into strategic alliances and selective acquisitions when advantageous.

Expand through organic growth in core business areas

Despite the recent devaluations of the real, increases in interest rates and the currently uncertain economic situation, we believe that the Brazilian economy is fundamentally sound and will, over time, produce strategic opportunities for growth in the financial and insurance industries. We plan to take advantage of these opportunities when they arise to increase our revenue, build profitability and maximize shareholder value by:

  taking advantage of our existing distribution channels, including our traditional branch network and newer Internet technologies, to identify demand for new products and to cross-market our banking and insurance products;

  expanding our branch-based systems aimed at assessing and monitoring our clients’ use of our products so as to channel them to the proper selling, delivery and servicing platforms;

  using our customer base to offer our products and services more widely and to increase the average number of products used per customer checking account from 4.9 as of December 2002 to 5.0 by December 2003;

  capitalizing on the opportunity in the Brazilian market to capture new customers with underserved credit and financial needs, as opposed to competing for a small stratum of customers in upper income brackets; and

  developing diverse products tailored to the needs of both our existing and potential customers.

Increase banking revenues, profitability and shareholder value by strengthening traditional operations and expanding new ones

We are focused on increasing the revenues from and profitability of our banking operations by:

  building our traditional deposit-taking activities;

  continuing to build our corporate and individual client base by offering services tailored to individual clients’ needs, including foreign exchange and import/export trade financing services;

  aggressively focusing on fee-based services, such as payment collection and processing, and marketing them to existing and potential corporate clients;

  expanding our financial services and products that are distributed outside of the conventional branch environment, such as our credit card businesses, capitalizing on changes in consumer behavior in the consumption of financial services; and

  continuing to expand our pension and asset management revenues.

Build on the Bank-Insurance Model to maintain profitability and consolidate leadership in the insurance sector

Our goal is to have our customers look to us for all their banking, insurance and pension needs. We believe that we are in an especially good position to capitalize on the synergies among banking, insurance, pension and other financial activities to cross-sell our traditional banking products and our insurance and pension products through our branch network and through our Internet distribution services.

At the same time, we look to grow our insurance and pension plan business, using as our measure of success levels of profitability instead of the volume of premiums underwritten or amounts deposited, by:

  maintaining our existing policy of careful evaluation of vehicle insurance risks and declining insurance in cases where such risks are unacceptable;

  aggressively marketing our products; and

  maintaining acceptable levels of risk in our operations through a strategy of:

    prioritizing insurance underwriting opportunities according to the “risk spread” - that is, the difference between the income expected under an insurance contract and the actuarially determined amount of claims likely to be paid under that contract;

    entering into hedging transactions, so as to avoid mismatches between the actual rate of inflation on one hand and provisions for interest rate and inflation adjustments in long-term contracts on the other;

    entering into reinsurance agreements with well-known reinsurers through IRB to reduce exposure to large risks; and

    after the privatization of IRB, engaging in the reinsurance business through partnership with well-known reinsurers, building on our 20% interest in IRB.

Maintain our commitment to technological innovation

The development of efficient means of reaching customers and processing transactions is a key element of our goal to expand our profitability and capitalize on opportunities for organic growth. We believe that technology offers unparalleled opportunities to reach our customers in a cost-efficient manner. We are committed to being at the forefront of the bank automation process by creating opportunities for the Brazilian public to reach us through the Internet. We expect to continue to increase the number of customers and transactions handled over the Internet by techniques such as:

  installing Internet access stations, which we call “WebPoints,” in public places, enabling clients to reach our Internet banking system whether or not they have access to a personal computer; and

  expanding our mobile banking service, which we call “Bradesco Mobile Banking,” which allows customers to conduct their banking business over the Internet with compatible cellular handsets.

Build profitability and shareholder return through efficiency

We intend to improve on our already high levels of efficiency by:

  maintaining austerity as the basis of our policy of cost control;

  continuing to reduce our operational costs through investments in technology that reduce our per-transaction operational costs, emphasizing our existing automated channels of distribution, including our telephone, Internet and ATM distribution systems; and

  continuing to merge the back-office platforms of acquired institutions such as BCN, and BBV Banco into our existing system to eliminate overlaps, redundancies and potential inefficiencies.

Enter into strategic alliances and selective acquisitions

We continually evaluate potential strategic alliances and consolidation opportunities, including proposed privatizations and acquisitions, as well as other methods that offer potential opportunities either to increase our market share or to improve our efficiency. In addition to focusing on value and asset quality, we consider the potential operating synergies, opportunities for cross-selling, acquisition of know-how and other advantages of a potential alliance or acquisition. Nonetheless, our analysis of prospective opportunities is guided by the impact they would have on our results.

Banking

We offer a range of banking products and services, including:

  deposit-taking operations, such as checking accounts, savings accounts and time deposits;

  lending operations, including consumer lending, housing loans, industrial loans and leasing;

  credit and debit card services;

  payment processing and collection;

  capital markets services, including underwriting and financial advisory services as well as brokerage and trading activities;

  international banking; and

  asset management services.

Our diverse customer base includes both individuals and large, midsized and small companies in Brazil. Historically we have cultivated a stronger presence among the broadest segment of the Brazilian market, consisting primarily of middle- and low-income persons. In the 1990s, we reached out to corporations and high-net-worth individuals to complement our traditional market. In the last four years we created a Corporate Department, which is responsible for our corporate clients with annual revenue of R$180 million or more, and a Private Banking Department, which serves individual clients who have a minimum of R$1.0 million available for investment. In 2002, we created the “Bradesco Empresas Department,”which is responsible for corporate clients with annual income of between R$15 and R$180 million, with the goal of expanding our business in the “middle market” sector. In May 2003, a division of Bradesco, which we call “Bradesco Prime,” began operations. Bradesco Prime was created to offer services to individual Bradesco clients who have either income of at least of R$4,000 per month or R$50,000 immediately available for investment.

The following diagram shows the principal elements of our banking area as of December 31, 2002:

Deposit-Taking Activities

We offer a variety of deposit products and services to our customers through our branches, including:

  checking accounts, which do not bear interest;

  traditional savings accounts, which currently earn the Brazilian reference rate, the taxa referencial, known as the “TR,” plus 0.5% per month;

  time deposits, which are represented by certificados de depósito bancário, certificates of bank deposits, or “CDBs,” and earn interest at a fixed or floating rate; and

  deposits from financial institutions, which are represented by certificates of interbank deposits, or “CDIs,” and which earn the interbank deposit rate.

At December 31, 2002, we had 13.0 million checking accounts, with 12.0 million individual account holders, 1.0 million corporate account holders and 29.4 million savings accounts. As of December 31, 2002, deposits (excluding deposits from financial institutions) totaled R$56.3 billion. At that date, we had an 18.5% share of the Brazilian savings deposit market, according to Central Bank information.

The following table sets forth a breakdown by product type of our deposits at the dates indicated.

	December 31,
	2000		2001		2002
	(R$ in millions, except percentages)
Deposits from Customers
Demand deposits	R$7,503	20.6%	R$8,061	19.6%	R$13,374	23.7%
Brazilian currency	7,475	20.5	8,043	19.5	12,837	22.7
Foreign currency	28	0.1	18	0.1	537	1.0
Savings deposits	17,836	48.8	18,311	44.6	20,731	36.8
Brazilian currency	17,739	48.6	18,311	44.6	20,731	36.8
Foreign currency	97	0.2	-	-	-	-
Term deposits/certificates of
deposit	10,584	29.0	14,679	35.7	22,202	39.4
Brazilian currency	9,407	25.8	13,154	32.0	19,574	34.7
Foreign currency	1,177	3.2	1,525	3.7	2,628	4.7
Total deposits from customers	35,923	98.4	41,051	99.9	56,307	99.9
Deposits from financial institutions	583	1.6	41	0.1	26	0.1
Total	R$36,506	100.0%	R$41,092	100.0%	R$56,333	100.0%

We offer our clients some additional special services, such as:

  the “Easy-Checking Account,” a combination checking account and savings account in which, after the lapse of a pre-set period (the length of which is determined by regulation), deposited funds earn interest at the same rate as our savings accounts, unlike our ordinary checking accounts, which earn no interest;

  “identified deposits,” which allow our clients to identify deposits made in favor of a third party through the use of a personal identification number; and

  real-time banking transfers between our customers’ checking accounts.

Credit Operations

The following table sets forth a breakdown by product type of our credit operations in Brazil, in each case at the dates indicated.

	December 31,
	2000	2001	2002
Loans outstanding by product type
Consumer credit operations	R$6,138	R$8,184	R$9,302
Real estate financing	2,170	1,789	1,627
Loans from Banco Nacional de Desenvolvimento Econômico e
Social (“BNDES”)	5,842	7,020	7,848
Other local corporate loans	10,433	11,122	12,309
Rural credit	2,910	2,959	3,922
Leasing	2,028	1,667	1,506
Credit cards	655	973	1,164
Import and export financings	6,070	6,635	9,154
Other foreign loans	1,499	2,388	3,151
Loans to public sector	5	-	-
Total	37,750	42,737	49,983
Non-performing loans	1,689	2,257	2,341
Total	R$39,439	R$44,994	R$52,324

Consumer Credit Operations

We provide a significant volume of personal loans to individual customers, which diminishes the impact of any one loan on the performance of our portfolio and helps build customer loyalty. Such loans consist primarily of:

  short-term loans, extended by our branches to holders of our checking accounts and, within certain limits, through our ATM network, which had an average maturity of six months and on which interest accrued at an average rate of 3.3% per month as of December 31, 2002;

  automobile financing, which had an average maturity of eight months and on which interest accrued at an average rate of 2.8% per month as of December 31, 2002; and

  overdraft loans on checking accounts, which are, on average, repaid in one month and which carried interest rates varying from 2.7% to 9.0% per month as of December 31, 2002.

We also provide revolving credit loan facilities and traditional term loans. At December 31, 2002 we had outstanding advances, overdrafts, automobile financings, consumer loans and revolving credit loans of R$9.3 billion. This consumer lending represented 17.8% of our credit portfolio at that date. On the basis of loans outstanding at that date, we had a 7.0% share of the Brazilian consumer loan market according to information published by the Central Bank.

Real Estate Financing

At December 31, 2002, we had 39,776 residential mortgage loans outstanding, which represented 20% of the private banking residential mortgage loans in the Brazilian market, according to information published by the Central Bank. On December 31, 2002, the aggregate outstanding amount of our residential mortgage loans amounted to R$1.6 billion, representing 3.1% of our credit portfolio. Our residential mortgage financings are made by either the Sistema Financeiro Habitacional, which we call the “SFH,” or the Carteira Hipotecária Habitacional, which we call the “CHH.”

Residential loans from the SFH:

  have a stated maturity of 5 to 15 years; and

  are subject to fewer taxes than loans made by the CHH.

  Residential loans from the CHH:

  typically have a 5 year maximum maturity; and

  are subject to greater taxes than the SFH loans.

Loans from both portfolios are made at annual interest rates of 12% to 18% plus TR.

Our financings to individuals for construction have a stated maturity of up to 18 months and a repayment period lasting between 2 and 10 years. Payments are made on a floating-rate basis of TR plus 12% for SFH loans and TR plus 20% for CHH loans.

We also extend financing to corporate customers under the SFH. These financings, which are for construction, typically have a maturity of up to 24 months and repayment begins within two years after the formal conclusion of the construction. We make these loans on a floating-rate basis of TR plus 14% during the construction stage and TR plus a margin of 12% after construction has been completed.

Central Bank regulations obligate us to provide an amount of residential real estate financing equal to at least 65% of the balance of our savings accounts. Amounts that can be used to satisfy this requirement include, in addition to direct residential real estate financings, mortgage notes, charged-off residential real-estate loans, and certain other financings, all as specified in guidance issued by the Central Bank. At December 31, 2002, we were in compliance with the legal minimum requirement. We generally do not finance more than 70% of the purchase price or the market value of a property, whichever is lower.

We currently hold 10% of the voting capital of Companhia Brasileira de Securitização, also known as “CIBRASEC.” CIBRASEC is a special purpose vehicle controlled by several Brazilian financial institutions which is engaged in the securitization of housing loans.

On-lending of BNDES Loans

The Brazilian government has a program to provide government-funded long-term loans with below-market interest rates to sectors of the economy that it has targeted for development. Under this program, we borrow funds from either (1) Banco Nacional de Desenvolvimento Econômico e Social, also known as “BNDES,” which is a Brazilian development bank wholly owned by the federal government, or (2) Agência Especial de Financiamento Industrial-FINAME, the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on the loans based on the borrowers’ credit. The on-lending, which is at our risk, is always secured. For a discussion of our BNDES Loans, see note 14 to our consolidated financial statements.

According to BNDES, we are the biggest private bank on-lender of BNDES loans, which we lend primarily to small corporate customers in the industrial sector. BNDES loans, totaling R$7.8 billion at December 31, 2002, represented 15.0% of our credit portfolio at that date. We believe that the privatization process in Brazil, particularly in the domestic infrastructure sectors, may provide an opportunity for further growth in this type of lending.

Other Corporate Lending

We provide traditional loans for the ongoing needs of our corporate clients. We had approximately R$12.3 billion of outstanding corporate loans, accounting for approximately 23.5% of our credit portfolio, at December 31, 2002. We offer a variety of lending options to our Brazilian corporate clients, including:

  short-term loans of 29 days or less;

  working capital loans to cover our customers’ cash needs;

  guaranteed checking accounts;

  rotating credit lines;

  discounting of trade receivables; and

  merchandise financing.

These lending products generally bear an interest rate of between 1.9% and 4.4% per month.

Rural Credit

We extend loans to the rural sector that are financed from our compulsory deposits and our own resources. At December 31, 2002, we had outstanding 36,493 rural loans totaling R$3.9 billion, representing 7.5% of our credit portfolio. In accordance with Central Bank regulations, we make loans using funds from our compulsory deposits at a fixed rate, which was 8.75% per annum at December 31, 2002. The maturity of these loans generally matches the cycle of the corresponding crop. As security for such loans, we generally obtain a mortgage on the land where the activity being financed is conducted.

As with housing loans, Central Bank regulations establish an obligation to extend rural sector credits. Current Central Bank regulations require us to use at least 25% of our checking account deposits to provide rural credit. If we do not meet the 25% threshold, we must deposit the unused amount in a non-interest-bearing account with the Central Bank. We have been making loans to the agricultural sector for 37 years.

Leasing Operations

According to ABEL, as of December 31, 2002, our leasing operations were the largest private leasing operations in Brazil as measured by the discounted present value of the leasing portfolio by ABEL. According to ABEL, the aggregate discounted present value of the leasing portfolios of leasing companies in Brazil on December 31, 2002 was R$9.6 billion, of which we had a market share of 16.9%.

On December 31, 2002, we held approximately 57,000 outstanding leases with an aggregate value of R$1.5 billion, representing 2.9% of our credit portfolio. The size of our leasing portfolio was R$2.0 billion (under approximately 145,000 contracts) at December 31, 2000 and R$1.7 billion (under approximately 91,000 contracts) at December 31, 2001.

The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle producers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

As of December 31, 2001, U.S. dollar indexed leases made up 6.6% of our portfolio, a decline from 12.0% as of December 31, 2000. During 2002 the proportion of our U.S. dollar indexed leasing operations remained stable, making up 6.7% of our portfolio at December 31, 2002.

Most of our leases are financial (as opposed to operational) leases, and our leasing operations primarily involve the leasing of cars, trucks, material handlers, aircraft and heavy machinery. In 2002, approximately 55.3% of our outstanding leases were automobile leases, as compared to 58.8% for the Brazilian leasing market as a whole.

Prior to December 31, 2002, we conducted our leasing operations through our wholly-owned subsidiaries Banco Finasa, Boavista S.A. Arrendamento Mercantil, Potenza S.A. Arrendamento Mercantil, Bradesco Leasing, BCN Leasing and Finasa Leasing. At the end of 2002 we merged their operations into BCN Leasing through a transfer of their assets and liabilities.

On December 2002, we did a spin-off of assets transaction involving Boavista S.A. Arrendamento Mercantil, Bancocidade Leasing Arrendamento Mercantil S.A. and Potenza S.A. Arrendamento Mercantil, based on the balances of November 30, 2002, in which the spun-off portions of these companies were transferred to BCN Leasing. On February 28, 2003, Bradesco Leasing & BCN Leasing merged into a new entity, Bradesco BCN Leasing Arrendamento Mercantil S.A., which we call “Bradesco BCN Leasing.”

We enter into leasing contracts through our branch network, as well as directly through our subsidiary Bradesco BCN Leasing.

We obtain funding for our leasing operations primarily through the issuance of debentures and notes in the domestic and international markets and through borrowings of foreign currency-denominated funds, which we borrow in the international markets for the specific purpose of on-lending such funds in Brazil. At December 31, 2002 Bradesco Leasing had R$630 million of debentures outstanding in the domestic market, which have characteristics similar to subordinated notes and which mature in 2008.

Terms of Leasing Agreements

Financial leases represent a source of medium- and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions with respect to goods with an average life of five years or less, and 36 months for transactions with respect to goods with an average life greater than five years. There is no legally imposed maximum term for leasing contracts. At December 31, 2002, the remaining average maturity of the contracts in our lease portfolio was 18 months.

Through our leasing companies, we retain legal title to each asset until the final installment (including any agreed residual value) due under the lease is paid by the lessee. Our lease contracts are typically structured to spread payments on the agreed residual value through the life of the contract. We generally repossess the leased asset if a lessee is in default and require both a 30% down payment and maintenance by the lessee of full insurance on the leased asset.

Credit Cards

We issued Brazil’s first credit cards in 1968, and as of December 31, 2002 we were one of the largest independent credit card issuers in Brazil, having issued 6.1 million credit cards, corresponding to 15.0% of the approximately 40 million credit cards issued in Brazil, according to information published by Visa and MasterCard. We offer Visa, MasterCard and American Express credit cards to our existing customers and to potential clients with no previous relationship to the bank. As of December 31, 2002 our credit cards were accepted in over 19 million commercial and services establishments in 249 countries. At that date, 97.2% of our credit card holders were individual customers, of which 78.6% had checking accounts with us.

  We earn revenues from our credit card operations through:

  issuance fee/annual fees;

  processing fees;

  interest on credit card balances and advances;

  interest on cash advances through ATMs; and

  interest on cash advances to cover future payments owed to establishments that accept Bradesco credit cards.

  We offer our customers several types of credit cards and related services, including:

  credit cards restricted to use within Brazil;

  credit cards accepted nationwide and internationally;

  credit cards directed toward high-net-worth customers, such as “Gold” and “Platinum” by MasterCard and “Gold” and “Infinite” by Visa;

  multiple cards, which combine the features of a credit card (known as “Visa Fácil”) and a debit card (known as “Visa Electron”). Holders of multiple cards can use them to carry out traditional banking transactions as well as to purchase goods. These cards have lower credit limits and are directed to lower-income customers;

  chip-embedded credit cards, which allow holders to use passwords instead of signatures;

  corporate credit cards accepted nationwide and internationally;

  “co-branded” credit cards which we offer through partnerships we have with traditional companies, such as airlines, newspapers, magazines, automobile companies and others; and

  “affinity” credit cards, which we offer through civil associations, such as sport clubs and non-governmental organizations.

As of December 31, 2002 we had 76 partners with which we offered co-branded and affinity credit cards. Offering credit cards to these potential customers is a component of our cross-selling strategy, just as we offer banking products such as savings accounts, mutual funds and insurance to our existing credit card holders.

The following table sets forth a breakdown of credit cards we issued in Brazil by type of card at the dates indicated.

	December 31,
	2000		2001		2002
	Number of cards outstanding	% of total number	Number of cards outstanding	% of total number	Number of cards outstanding	% of total number
Visa	3,891,330	89%	4,301,320	91%	5,592,474	92%
MasterCard	408,673	9	329,686	7	450,341	7
American Express	29,906	1	28,694	1	30,431	1
Diners	25,686	1	29,067	1	3,171	0
Total	4,355,595	100%	4,688,767	100%	6,076,417	100%

Our credit card billing totaled R$8.3 billion during 2002, an increase of 22.0% over 2001. This increase was largely attributable to an expansion of our customer base and selling efforts.

Debit Cards

We began issuing debit cards in 1981 under the name “Bradesco Instantâneo.” Beginning in 1999, we converted all our “Bradesco Instantâneo” debit cards into new cards called “Bradesco Visa Electron” cards. Customers who hold “Bradesco Visa Electron” debit cards can use them to make purchases at establishments and advances at the BDN network in Brazil and the Plus Visa network worldwide. The amount paid is withdrawn from the cardholder’s Bradesco account, eliminating the inconvenience and bureaucracy of a check. We charge affiliated establishments a fee of 0.7% of the value of each Visa Electron transaction. The total income from debit cards totaled $4.0 billion in 2002, a 59.0% increase from 2001 due to improvements in service technology and the expansion of our customer base.

Payment Processing and Collections and Third-Party Resource Management

Payment Processing and Collections

In Brazil, consumers make most bill payments in person at banks, rather than through the mail. Accordingly, we offer our corporate clients payment collection and processing services. In 2002 we processed 655.6 million bills and processed or collected accounts with a total value of R$585.9 billion. In 2001 we processed 657.8 million bills and processed or collected accounts with a total value of R$590.8 million. In 2002 we processed 206.4 million payments to suppliers and to beneficiaries of the social security system and taxes with a total value of R$97.0 billion. We processed approximately 196.6 million payments to suppliers and to beneficiaries of the social security system during 2001 with a total value of R$84.9 billion.

We receive revenues for these services from the fees we charge for collection services and processing payments on behalf of third parties and from the interest we earn on funds before we remit them to the companies. Although most of our collection services are limited to receiving bill payments, in some circumstances we will, at a client’s request, also pursue delinquent payments. We do not assume any credit risk in connection with our collection and processing services.

During periods of inflation, we have been able to derive substantial revenue on our payment processing and collection operations from the interest on money received (the “float”) from the day we receive payment until the day we remit the payment to our client. In a low inflation environment, however, our payment processing and collection operations generate lower revenues, consisting primarily of fee income. In either case, these operations give us opportunities to do business with selected companies. As a general rule, any person, regardless of whether he or she is our client, may pay their bills at our branches.

We also collect and process taxes and utility bills on behalf of a number of entities, including federal, state and municipal governmental and public utility agencies. Our tax and utility collections and payment processing totaled R$97.0 billion during 2002 including:

  R$12.2 billion paid during 2002 in electricity, water, gas and telephone bills, of which 44.6% was paid through the automatic debit of current accounts and saving accounts;

  R$13.6 billion paid during 2002 to Social Security beneficiaries and pensioners, representing 17.7% of total enrollments with the Brazilian public social security system, known as the “INSS,” in 2002; and

  R$71.2 billion paid during 2002 in taxes.

We offer our corporate clients a computer-registered payment system called “Pag-For” which allows them to make payments to their suppliers and creditors on-line. As of December 31, 2002 more than 35,000 companies were using these services. In 2002, we processed more than 65.1 million payments, totaling R$217.6 billion in value, through the “Pag-For” system, compared with R$147.2 billion in payments, corresponding to more than 50.2 million payment transactions, in 2001.

In 1989, we started offering a debit card called the “Benefits Payment Card” to INSS beneficiaries. Prior to the introduction of this magnetic card system, INSS payments were made by monthly vouchers, a system that was extremely burdensome for all parties and potentially facilitated fraud and error. The Benefits Payment Card streamlined administrative procedures and reduced the risk of error and fraud. With the Benefits Payment Card and the relevant password, a beneficiary can receive benefits at any of our branches in the country. In addition, this system is “on-line, real time,” preventing the fraudulent withdrawal of welfare benefits from one branch after receipt of such benefits previously at another branch. To receive a Benefits Payment Card, an INSS beneficiary does not need to have an account with us. We earn revenues from the Benefits Payment Card through a fee paid by the INSS.

Benefits Payment Card holders can also use our ATM network to receive their benefits and can use their card to:

  pay bills;

  make purchases at over 100,000 commercial establishments nationwide;

  obtain credit with reduced fees; and

  purchase credits for pre-paid cellular telephone service.

Third-Party Administrative Services

We offer our corporate clients several administrative services, including payroll processing, employee checking accounts, known as “salary accounts,” in which salaries are directly deposited and an employee traveler’s card, which allows companies to advance funds to their employees for business trips, which funds can then be withdrawn at our ATM network. We earn revenues from these services through fees we charge our corporate clients.

Check-Custody Services

We offer our individual and corporate clients custody services for post-dated checks they receive. Post-dated checks are a popular means of term payment in Brazil, in which customers pay for merchandise and services with future dated bank checks, effectively allowing payment over a long term. We also present such checks for payment at their respective future payment date. In connection with check custody services, we offer our corporate clients various alternatives for receiving advances using such instruments, such as by discounting a check or by accepting it as collateral for working capital loans. As of December 31, 2002, we had 169,360 check custody services accounts and more than 7.2 million checks in our custody in a total amount of R$1.8 billion.

Capital Markets and Investment Banking Services

Underwriting Services

We have been the leading domestic debt and equity underwriter in Brazil for more than 10 years, according to statistics published by the CVM. On December 31, 2002, according to ANBID, we were ranked:

  third in originations of transactions, with R$350.3 million in equity transactions and R$1.3 billion in debt transactions; and

  third in placement of securities, with a total R$254.2 million in equity transactions and R$1.1 billion in debt transactions.

During 2002 we coordinated R$14.6 billion in equity and debt transactions, representing 59.1% of the issuances registered with the CVM during the period. During 2001, we coordinated public issuances of equity and debt securities in the Brazilian market totaling R$15.2 billion, corresponding to 57.4% of all transactions registered with the CVM during 2001.

In March 2002 we were the co-lead underwriter for the secondary public offering of ordinary shares of Companhia Vale do Rio Doce, which were sold for a total amount of R$4.5 billion. In August 2002 we were the lead manager in the public offering of debentures totaling R$750 million and in October 2002 we were the co-lead underwriter in the public offering of debentures totaling R$775 million; both offerings were made by Petróleo Brasileiro S.A. - Petrobras.

In June 2000 we were the lead managers of the first public offering of Brazilian Depositary Receipts, or “BDRs,” in history. The BDRs represent shares of Telefónica, S.A., the Spanish telecommunications company, and were sold for a total amount of R$23.8 billion. We also acted as one of the lead managers in the public offerings of voting shares of Petróleo Brasileiro S.A. - Petrobras, for a total amount of R$7.8 billion and of the preferred shares for a total amount of R$1.8 billion.

Starting in 1999, we have increasingly had to rely on volume to achieve profitability in this area as our profit margins have decreased due to increased competition, especially from other large private Brazilian and foreign banks. For a more detailed description of the competition we face, see “- Competition.”

Advisory Services

We offer our customers investment advisory services with respect to mergers and acquisitions, project financing, privatizations and corporate restructurings. In 2002, we advised on 12 transactions, totaling R$1.9 billion in value. In 2001 we advised on eight transactions, totaling R$220.3 million in value. As of December 31, 2002, as compared to our capital markets transactions, in most cases our fees for mergers and acquisitions advisory work were higher than those recorded in previous years.

Brokerage and Trading Services

Through our wholly-owned subsidiary Bradesco S.A. Corretora de Títulos e Valores Mobiliários, which we refer to as “Bradesco Corretora,” we trade futures, options and corporate and Brazilian government securities on behalf of our customers. Bradesco Corretora’s clients include high-net-worth individuals, large corporations and institutional investors.

During 2002 Bradesco Corretora traded in excess of R$10.3 billion on the São Paulo Stock Exchange, known as “BOVESPA,” and, according to BOVESPA, was ranked seventh in Brazil in terms of trading volume. During 2002, Bradesco Corretora traded approximately 6.3 million futures, swaps, options and other contracts, with a total value of approximately R$685.2 billion, on the Bolsa de Mercadorias e Futuros, which we call BM&F, and, according to BM&F, was ranked sixth in the Brazilian market, in terms of the aggregate value traded and number of options, futures and swaps contracts executed. In 2002 Bradesco Corretora was one of Brazil’s main firms in the brokerage of tender offers carried out on Brazilian stock exchanges. Bradesco Corretora traded in excess of R$501.5 million during 2002.

Bradesco Corretora has 15 brokers covering retail investors and assisting our branch managers, nine brokers dedicated to Brazilian and foreign institutional investors and six brokers dedicated to the BM&F. Bradesco Corretora has 13 traders on the floor of the BM&F and five traders on the floor of BOVESPA. Our branch managers are charged with the task of marketing the services that Bradesco Corretora offers.

In November 2002, Bradesco Corretora entered into a partnership with the Market for Latin-American Stocks in euros, known as “Latibex,” at the Madrid Stock Exchange in Spain, to provide Brazilian investors direct access to Latibex. Bradesco Corretora, the first brokerage firm in Brazil to offer this service, is connected to Latibex in real time, allowing Brazilian investors to enter into transactions without having a representative in Spain.

With the assistance of our technology department and in order to enhance its client base, in March 1999 Bradesco Corretora began offering its clients the ability to trade securities via the Internet through its “ShopInvest” service. In 2002 trading through ShopInvest totaled R$605.7 million, corresponding, according to BOVESPA, to 7.2% of all transactions carried out via the Internet on BOVESPA. In 2001 trading through ShopInvest totaled R$393.3 million, corresponding to 6.5% of all transactions carried out via the Internet on BOVESPA during that time according to BOVESPA.

Administrative, Depositary and Custodial Services

Through our infrastructure and specially trained personnel, we offer our clients custodial services for titles and securities, portfolio administration services, bookkeeping for shares, debentures and mutual funds, and administration of DR and BDR programs. All of these services have received ISO 9001/2000 certification. As of December 31, 2002:

  178 companies with 5.6 million shareholders made up the Bradesco System for Registered Shares;

  we provided services to 29 companies with registered debentures with a total market value of R$10.9 billion;

  322 clients used our custodial services, with total assets of R$63.7 billion;

  we provided services to 542 mutual funds and portfolios with net worth of R$74.7 billion;

  we provided services to 14 registered mutual funds, with a market value of R$1.3 billion;

  we provided services to nine DR registered programs, with a market value of R$13.5 billion; and

  we provided services to two BDR registered programs, with a market value of R$226.0 million.

  International Banking

  As a private commercial bank, we offer a range of international services such as exchange transactions, trade financing, lines of credit, and offshore banking in general. Our overseas facilities consist of:

  in New York City, our branch and Bradesco Securities Inc., a brokerage firm, which we call “Bradesco Securities U.S.”;

  in the Cayman Islands, four branches, including one branch of BCN, one branch of Boavista and one branch of Banco Mercantil, as well as our subsidiary, Cidade Capital Markets Ltd., which we call “Cidade Capital Markets”;

  in the Bahamas, a branch of Boavista and Boavista Banking Limited, our Bahamas subsidiary, which we call “Boavista Bahamas”;

  in Buenos Aires, Banco Bradesco Argentina S.A., our subsidiary, which we call “Bradesco Argentina”;

  in Luxembourg, two subsidiaries, Banco Mercantil de São Paulo International S.A., which we call “Mercantil Luxembourg,” and Banco Bradesco Luxembourg S.A., which we call “Bradesco Luxembourg”; and

  in Tokyo, Bradesco Services Co. Ltd., our subsidiary, which we call “Bradesco Services Japan.”

Our international operations are supported by 18 specialized units, 12 of which support Bradesco, five of which support BCN and one of which supports Banco Mercantil. These specialized units operate in Brazil’s principal exporting and importing centers, and their activities are coordinated by our foreign exchange desk in São Paulo.

Revenues from Brazilian and Foreign Operations

The following table provides a breakdown of our revenues (interest income plus non-interest income) arising from our operations in Brazil and abroad for the periods indicated:

	2000		2001		2002
	R$ in millions	%	R$ in millions	%	R$ in millions	%
Brazilian operations	R$22,175	98.6%	R$27,955	98.9%	R$35,810	98.5%
Foreign operations	317	1.4	303	1.1	547	1.5
Total	R$22,492	100.0%	R$28,258	100.0%	R$36,357	100.0%

Foreign Branches

Our foreign branches are principally involved in sourcing funds in the international markets to provide us with credit lines, which we then extend to our customers in Brazil for export and import financing. Our branches also take deposits in foreign currency from corporate and individual clients and extend credit to Brazilian and non-Brazilian clients, generally related to supporting trade with Brazil. The total assets of our foreign branches, excluding transactions between related parties, were R$11.1 billion as of December 31, 2002.

Our foreign branches periodically issue debt securities, assisting us in gaining access to the international capital markets. In addition to short-term financings obtained from international banks for foreign trade financing, our foreign branches and our head office in Brazil raised U.S.$955.6 million during 2002 and U.S. $1.2 billion during 2001 through public and private placement of short-term and long-term securities in the international market. The securities had maturities of three to 10 years.

Our access to the international capital markets through the issuance of debt instruments diversifies our sources of foreign currency-denominated funding. Like most Latin American companies, however, our access to funding through such issuances and our ability to diversify our sources of foreign-currency denominated funding are and will continue to be subject to domestic and international market conditions and investors’ and international lenders’ perception of emerging-market risk generally.

Foreign Subsidiaries

Bradesco Argentina. With a view to expanding our operations in the Mercosur area, in December 1999 we established our subsidiary Bradesco Argentina with an initial capitalization of R$54.0 million. As of December 31, 2002, its total assets were R$71.4 million. The goal of Bradesco Argentina is to provide financing, principally to Brazilian corporate customers operating in Argentina and, to a lesser extent, Argentine corporate customers doing business in Brazil. We expect to offer services and business development and support for selected corporate clients out of Bradesco Argentina in the future.

Boavista Bahamas. We acquired our Bahamian subsidiary Boavista Banking Limited as part of our acquisition of Boavista in October 2000. On December 31, 2002, its total assets were R$407.3 million.

Bradesco Luxembourg. In April 2002, we acquired Banque Banespa International S.A. of Luxembourg and changed its name to Banco Bradesco Luxembourg S.A. On December 31, 2002, its total assets were R$140.4 million.

Bradesco Services Japan. In October 2001, we incorporated Bradesco Services Japan to offer specialized services to Brazilians who live and work in Japan. This subsidiary provides services and advises the Brazilian community in Japan on funds transfers, bank accounts, investments and quotations, among other services. On December 31, 2002, its total assets were R$1.4 million.

Bradesco Securities U.S. On April 28, 2000, we opened Bradesco Securities U.S. In August 2000, we effectuated the initial capitalization of Bradesco Securities U.S. in the amount of R$3.6 million. Bradesco Securities U.S. focuses on advising non-Brazilian investors making investments in Brazil, as well as in assisting Brazilian companies with ADR programs issued outside of Brazil. On December 31, 2002, its total assets were R$3.6 million.

Cidade Capital Markets. In February 2002, we acquired Cidade Capital Markets, a subsidiary of Banco Cidade S.A. in the Cayman Islands, as part of our acquisition of its parent company. We made the acquisition through Banco BCN S.A., our wholly-owned subsidiary. On December 31, 2002, Cidade Capital Markets had R$105.5 million in assets.

Mercantil Luxembourg. In January 2002 we acquired Mercantil Luxembourg, a subsidiary of Banco Mercantil, as part of our acquisition of its parent company. On December 31, 2002, its assets totaled R$1.3 billion.

Foreign Trade Financing

Our foreign trade finance activities consist of import and export financing. Import financing generally takes the form of a loan or a letter of credit in the relevant foreign currency, which is linked to the receipt of a local currency payment from an importer. Export financing generally takes the form of pre-export financing, an advance to an exporter in local currency in exchange for an assignment of foreign currency export receivables. Two major forms of this type of export financing include Advances on Exchange Contracts, which we call “ACCs,” and Advances on Export Contracts, which we call “ACEs.” ACCs provide exporters with funding necessary for production and shipment of goods. ACEs are advances to exporters who have already shipped their goods and are awaiting payment. Our trade-related portfolio is funded primarily through credit facilities provided by a number of foreign correspondent banks. Through our units in Brazil and abroad, we maintain relationships with U.S., European, Asian and Latin American financial institutions for this purpose, relying on our network of approximately 1,000 correspondent banks around the world.

At the end of 2002, the balance of our export financing transactions was R$7.9 billion and the balance of our import transactions was R$1.3 billion. In 2002, according to Central Bank information, we were the largest private financial institution in Brazil in terms of volume of foreign exchange contracts for export, with 20.5% of the Brazilian market. The majority of these transactions were denominated in U.S. dollars.

The following table sets forth a breakdown by product type of our foreign trade financing operations (excluding non-performing loans) as of the date indicated:

December 31, 2002
(R$ in millions)
Export Financing
Advances on Exchange Contracts (“ACCs”)	R$5,455
Advances on Export Contracts (“ACEs”)	1,399
Pre-payment of future exports	817
On-lending of funds borrowed from BNDES/EXIM	151
Other	41
Total Export Financing	7,863

Import Financing
Foreign-exchange-denominated import financings	1,291
Total Import Financing	1,291

Total Export & Import Financing	R$9,154

Other Foreign Exchange Products

In addition to trade financing, we provide other foreign exchange products to our corporate and individual clients, such as:

  purchase and sale of foreign currencies in cash;

  travelers’ checks;

  collecting foreign currency checks abroad;

  international payment orders; and

  on-line access to the exchange rate of the real against certain foreign currencies.

Private Banking Services

Bradesco Private Banking provides high-net-worth individuals with a range of services, including domestic and foreign investment advice and financial and tax advice as well as consulting services related to the allocation of the client’s investment portfolio and strategies for reaching the client’s financial goals. To be eligible for this service, the client must have a minimum of R$1 million of net equity in investments.

Asset Management

We manage assets for:

  mutual funds;

  individual and corporate investment portfolios;

  pension funds, including the assets guaranteeing the reserves of Bradesco Vida e Previdência; and

  insurance companies, including the assets guaranteeing the reserves of Bradesco Seguros.

As of December 31, 2002, we had R$64.3 billion in total assets under management, including R$45.4 billion in investment funds and R$18.9 billion in managed portfolios.

As of December 31, 2002 we offered 370 funds and portfolios to 2.2 million investors. Most of our funds are fixed income funds that take advantage of the relatively high prevailing Brazilian interest rates. We also offer funds with a basket of equity securities structured to reflect the BOVESPA Index, a broad-based stock index calculated by BOVESPA. We currently do not offer any highly leveraged hedging funds.

The following tables sets forth the net assets of our funds, the number of customers and the number of funds and customer portfolios as of the dates indicated.

	Net assets
	as of December 31,
	2000	2001	2002
	(R$ in millions)
Mutual Funds
Fixed Income	R$36,512	R$40,536	R$43,744
Equity	1,585	1,369	1,672
Total	38,097	41,905	45,416
Managed Customer Portfolios
Fixed Income	9,528	12,544	13,309
Equity	5,372	4,593	5,544
Total	14,900	17,137	18,853
Total	R$52,997	R$59,042	R$64,269

	Number of Funds			Number of Clients
	Fixed	Variable		Fixed	Variable
	Income	Income	Total	Income	Income	Total
Funds	231	64	295	1,026,101	1,201,587	2,227,688

	Number of Portifolios	Number of Clients in Portifolios
Portfolios	75	75

In April 2001 we created BRAM-Bradesco Asset Management Ltda., which we call “BRAM,” and consolidated all our asset management activities into BRAM.

We market our asset management products through our branch network, our telephone banking service and our Internet-based investment site, ShopInvest. ShopInvest offers 20 asset management funds, which are less risky (in terms of leverage) and sophisticated than some of the other funds offered by our branches. Current CVM regulations do not permit us to offer more sophisticated or riskier funds through ShopInvest.

We earn revenues from our asset management operations principally from management and performance fees. Our management fees are typically calculated as a percentage of the amount invested in the fund on a monthly basis. In certain funds we charge a performance fee on an annual or semiannual basis.

We have traditionally marketed our asset management services to institutions in order to increase the amount of assets under management. Recently, however, our focus has shifted to increasing the amount of assets invested by individual investors, who generally pay relatively higher fees than institutional investors. While there has been downward pressure on management and performance fees, most of this pressure has been on the fees charged to institutional customers and high-net-worth individuals. Furthermore, the fees we charge our qualified investors depend on other economic factors, such as interest rates. A decrease in market interest rates generally leads to a reduction in management fees. Despite these downward trends, our management believes that our branch network and large client base will allow us to continue to increase the size and profitability of our asset management operations.

Insurance, Pension Plans and Certificated Savings Plans

The diagram below shows the principal elements of our insurance, pension plans and certificated savings plans area as of December 31, 2002.

The following table sets forth selected financial data for our insurance, pension plans and certificated savings plans segment for the periods indicated:

	As of and for the year ended December 31,
	2000	2001	2002
	(R$ in millions, except percentages)
Selected results of operations data:
Insurance premiums
Life insurance premiums	R$753	R$866	R$930
Health insurance premiums	1,549	2,178	2,333
Automobile, property and casualty insurance premiums	1,399	1,572	1,718
Total	3,701	4,616	4,981
Pension plan income	592	1,043	348
Interest income related to insurance, pension plan, certificated savings plans and pension investment contracts	1,515	1,976	3,021
Changes in provisions for insurance, pension plans, certificated savings plans and pension investments contracts	(1,265)	(1,847)	(2,261)
Insurance claims	(2,511)	(3,251)	(3,614)
Pension plan operating expenses	R$(378)	R$(459)	R$(370)

Operations ratios:
Loss ratio(1)	71.9%	74.4%	72.0%
Expense ratio(2)	15.9	13.3	11.9
Combined ratio(3)	103.0	102.3	100.3
Extended combined ratio(4)	92.4	95.4	94.6
(1)	Claim expenses/earned premiums.
(2)	Acquisition costs/earned premiums.
(3)	(Claim expenses, costs of acquisition, tax expense, operational and administrative expenses)/(earned premiums).
(4)	(Claim expenses, costs of acquisition, tax expense, operational and administrative expenses)/(earned premiums and investment income).

Insurance

We offer insurance products through a number of different entities, all of which are controlled or managed by our subsidiary Bradesco Seguros. Bradesco Seguros was the largest insurer in Brazil in 2002 based on net worth, according to information published by SUSEP. In 2002, our insurance, pension plan and certificated savings plans businesses had net income of R$750 million, as measured in accordance with the Corporate Law Method. Bradesco Seguros, which is based in the city of Rio de Janeiro, provides a wide range of insurance products to companies and individuals in Brazil. It offers insurance products both on an individual basis and under contracts with corporations under which their employees are insured. Its products include health, life, accident, automobile and property and casualty insurance, with health insurance comprising the largest segment of its insurance business.

Health Insurance

Health insurance insures policyholders for medical expenses. At December 31, 2002, Bradesco Saúde had 2.3 million health insurance policyholders and dental plan holders, including both holders who obtained their insurance through their corporate employers and holders who obtained it on an individual basis. At that date, approximately 13,000 companies in Brazil, including 35 of the country’s 100 largest companies, held health insurance policies underwritten by Bradesco Saúde. Bradesco Saúde ranked first in Brazil in terms of number of health insurance beneficiaries at December 31, 2002, according to information published by ANS.

Bradesco Saúde currently has one of the largest health insurance networks in Brazil: as of December 31, 2002, approximately 9,500 laboratories, 9,100 specialized clinics, 21,500 physicians, 2,800 hospitals and 7,000 dentists located throughout the country and 80 hospitals in the United States and Europe accepted its policies.

Life Insurance

Bradesco Seguros offers its term life insurance directly and through its subsidiaries. At December 31, 2002, Bradesco Seguros had 4.6 million life insurance policyholders and was ranked first in Brazil in number of individuals insured, according to information published by SUSEP.

Automobile, Property and Liability Insurance

Bradesco Seguros offers automobile, property, shipping, maritime, aviation and liability insurance. Bradesco Seguros’ automobile insurance covers policyholders’ losses resulting from vehicle theft, damage to vehicles, personal injury and injury to third parties. Bradesco Seguros’ property and casualty insurance covers loss or damage to property, buildings, equipment and inventory from natural disasters such as tornados, hail storms, lightning, and floods. We will also insure against fire, theft, electrical damage, collapse and other events.

At December 31, 2002, Bradesco Seguros had 1.1 million automobile and property and casualty insurance policyholders and was ranked first in Brazil in number of insured vehicles and number of property and casualty insurance policies, according to information published by SUSEP. The majority of our property and casualty policyholders are individuals. Policies sold to individuals have lower average premiums but yield higher average revenues. In 2002, Bradesco Seguros targeted its property and casualty insurance products towards retail customers. Consequently, the number of property and casualty policyholders increased by 8.0% in 2002 in comparison with 2001.

Sales of Insurance Products

We sell our insurance products through exclusive brokers in our branch network, as well as through other, non-exclusive brokers throughout Brazil. Bradesco Seguros pays the brokers on a commission basis. At December 31, 2002, 27,750 brokers offered our insurance policies to the public. We also offer certain automobile, health and property and casualty insurance products through our website.

Pricing

The costs of medical care as well as the frequency of claims drive pricing for individual health care in Brazil. The same factors apply to pricing and group health insurance, although discounts may be granted depending on the number of insured individuals and in accordance with actuarially analysis.

With respect to life insurance, Bradesco Seguros uses information from the insured’s application in determining its pricing and requires medical examinations for certain applicants. This approach, designed to maintain a quality pool of insurance holders and allow more accurate pricing, utilizes proprietary data we have gathered and analyzed with respect to our different insurance lines. This information provides us with specialized knowledge about industry segments and risk management and helps Bradesco Seguros analyze risk based on account characteristics and pricing parameters. This process is coupled with the sharing of information between Bradesco Seguros underwriters and our branch network.

Pricing for term life insurance is based on actuarial tables, with adjustments for accidental death and disability coverages and our rate of return criteria. The premiums are a function of the insured’s age and medical condition at the time a policy is issued.

Pricing for personal automobile insurance is influenced by the frequency and degree of severity of an individual’s claims, and takes into consideration many other factors, such as the location of the use of the vehicle and the year and model of the vehicle. Contrary to market practice, we do not consider the client’s profile in the pricing of automobile insurance.

The profitability of personal automobile insurance is largely dependent on the prompt identification and correction of disparities between premium levels and expected claim costs. Premiums charged for vehicle damage coverage reflect the value of the insured automobile and, accordingly, premium levels partially reflect the volume of new automobile sales. The number of policy holders increased 16.9% in 2002 in relation to 2001, largely as a result of increased marketing efforts.

Pricing in the property and casualty business is also driven by the frequency of claims as well as by the costs of relevant goods. In addition to the normal risks associated with any multiple-peril coverage, the profitability and the pricing of homeowner’s insurance are generally affected by the incidence of natural disasters, particularly tornadoes, earthquakes and hurricanes, which generally do not occur in Brazil.

Reinsurance

Brazilian regulations set retention limits on the amount of risks insurance companies may underwrite. Pursuant to the regulations, Bradesco Seguros reinsures with IRB any risks it underwrites in excess of the retention limits, which are generally risks of losses on insured goods and liability risks. In addition, when Bradesco Seguros reinsures risks with IRB, it may assist IRB in entering into reinsurance agreements with international reinsurers in connection with those risks.

Bradesco Seguros reinsured approximately R$552 million in insurance risks with IRB in 2002. Although the reinsurer is liable to Bradesco Seguros to the extent of the amount reinsured, Bradesco Seguros remains primarily liable as the direct insurer on all reinsured risks. Reinsurance recoverables are reported net of losses.

Pension Plans

We began managing individual and corporate pension plans in 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now the leading pension plan manager in Brazil as measured by pension plan contributions, investment portfolio and technical reserves, based on information published by the National Association of Private Pension Plans, known as “ANAPP.” As of December 31, 2002, Bradesco Vida e Previdência accounted for 33.2% of the open-end pension plan market based on contributions, and 52.1% of assets under management, according to ANAPP.

During the first quarter of 2002, Bradesco Vida e Previdência began selling VGBL - Vida Gerador de Benefícios Livres, which we refer to as “VGBL,” a pension investment contract product that allows holders to redeem accrued policy value monthly over time or in one lump sum after a date chosen by the participant. As of December 31, 2002, Bradesco Vida e Previdência accounted for 70.7% of VGBL sales in Brazil, according to ANAPP.

Brazilian law currently permits the existence of both “open” and “closed” private pension entities. “Open” private pension entities are those available to all individuals and legal entities who, by means of a regular contribution, wish to subscribe to a benefit plan. “Closed” private pension entities are those available to groups of people such as the employees of a specific company or group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities function in a manner similar to the public social security system, granting benefits or income upon periodic contributions from their members, their respective employers or both. Brazilian law allows financial institutions to form individual pension plans with objectives similar to those of pension fund managers, but with a structure similar to a mutual fund.

Our revenues from pension plan management have risen by an average of 43.3% per year over the past five years, in large part due to increased sales of our services through our branch network.

We manage pension plans covering 1,238,491 participants, 81.2% of whom are members of individual plans, and the remainder of whom are individual members of corporate plans. Corporate plans account for 43.4% of our technical reserves.

Bradesco Vida e Previdência offers and manages a range of individual plans, including pension plans with lump-sum payouts, annuities and death or disability benefits. Our largest individual plans in terms of equity are of the defined contribution type, including the Fundo de Aposentadoria Individual, which is known as “FAPI,” and the Plano Gerador de Benefícios Livres, which is known as “PGBL.” FAPIs are organized as normal investment mutual funds. PGBLs are organized as pension plans. PGBLs and FAPIs are not subject to taxation on income generated by the fund portfolio. Participants in both types of funds are taxed upon redemption of their shares.

Under both FAPI and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans are released from the obligation to pay income taxes on amounts contributed to a plan, up to 12% of the participant’s taxable income. Companies in Brazil can establish PGBL and FAPI plans for the benefit of their employees. According to the Brazilian financial newspaper Gazeta Mercantil, Bradesco Vida e Previdência was the leading FAPI and PGBL underwriter in Brazil in 2002. As of December 31, 2002, it managed R$2.6 billion in PGBL plans and R$310 million in FAPI plans.

We are using FAPIs and PGBLs to replace a number of guaranteed-return plans, as the guaranteed-return plans pose more risk to us. Guaranteed-return plans guarantee participants a minimum return during the period they make their contributions. The amount of return corresponds to the amount invested at a rate of TR plus a spread of 6% per year. To minimize market fluctuations, we hedge our risk arising from these guaranteed-return plans with investments in Brazilian government treasuries. Conversely, FAPIs and PGBLs do not have such a guarantee.

In accordance with US GAAP, we consider FAPIs, PGBLs and VGBLs to be pension investment contracts.

Bradesco Vida e Previdência also offers pension plans to its corporate customers, most of which are tailored to the needs of a specific corporate customer.

Bradesco Vida e Previdência earns revenues primarily by charging:

  monthly service fees based on (1) in the case of funds that guarantee a minimum return, a percentage of the contributions to the plan and the retention of any return on the invested amount in excess of the inflation rate plus 6% per annum and (2) for all plans that do not guarantee a minimum return, a percentage of the contributions to the plan and the management fee or part of it; and

  from death-benefit plans, fees based on the estimated positive difference between the plan’s claims experience and the actuarial hypotheses on which contributions are calculated.

Certificated Savings Plans

Bradesco Capitalização offers our clients certificated savings plans with the option of making either one contribution or monthly payments. Each certificated savings plan has a nominal value from R$7.00 to R$5,000.00 and earns interest at a rate of TR plus 0.5% per month. From time to time we have drawings at which some holders of the certificated savings plans win cash prizes of up to R$5 million. The certificated savings plans are redeemable by the holder after 12 months. As of December 31, 2002, we had 12.7 million certificated savings plans outstanding. Bradesco Capitalização grew 37.2% in its number of clients from December 31, 2001 to December 31, 2002, from 1.8 million to 2.5 million clients.

Bradesco Capitalização was the first private certificated savings plan company in the country to receive the Certificado ISO 9002 granted by the Fundação Vanzolini. In December 2002 it was updated to ISO 9001:2000. Bradesco Capitalização is the first company in the sector to receive a “brAA” national rating from Standard & Poor’s.

Treasury Activities

We have a single treasury for all our and our subsidiaries’ activities. Our treasury enters into transactions, including derivative financial instruments transactions, mainly for hedging purposes (called the “macro hedge”) , in accordance with limits set forth by our risk management area utilizing a value at risk methodology. For more discussion of the value at risk methodology, see “Item 11. Quantitative and Qualitative Disclosures About Market Risks - Risk and Risk Management - Market Risk.” Our treasury is based in Osasco and is headed by a vice-president.

Distribution Channels

We have the largest private-sector banking network in Brazil. In 2002 we opened 344 branches, including 65 Bradesco branches, and acquired an additional 279 branches through our acquisition of Banco Mercantil, Banco Cidade and BEA. Our branch network is complemented by alternative distribution channels such as special banking service posts on the premises of selected companies, ATMs, telephone banking services and Internet banking. In introducing new distribution systems we have focused on enhancing our security as well as increasing efficiency. We received 229.0 million calls to our customer service center in 2002 and 225.7 million calls during 2001. We installed 1,132 new ATMs during 2002 and 2,078 new ATMs during 2001.

In addition, in order to foster stronger ties with our corporate clients, we established an additional 465 special banking service posts on the premises of selected corporate clients during 2002 and 156 special banking service posts in 2001, reaching a total of 1,849 special banking service posts and outlets as of December 31, 2002. We offer through such special posts all products and services existing in our branches.

As of December 31, 2002, we:

  executed an average of 9.3 million transactions daily, including 2.2 million directly through our 2,954 branches and 7.1 million by telephone, over the Internet and through ATMs;

  operated 21,210 ATMs, of which 10,406 are available 24 hours per day, seven days per week, processing on average 4.5 million on-line, real time transactions per day;

  operated six overseas branches in New York, the Cayman Islands and the Bahamas branches; and

  operated seven foreign subsidiaries in Argentina, the Bahamas, the Cayman Islands, Japan, Luxembourg, and our broker-dealer in New York.

In August 2001, we won a public bidding process to offer banking services, for five years, in 5,320 Brazilian post offices. For further information about this project, see “ - History - Recent Important Acquisitions and Joint Ventures.”

Corporate Area

In 1999 we created our corporate area to offer our products and services on an individualized basis to groups of affiliated companies with annual revenues of over R$180 million. The approximately 100 sales professionals of our corporate area serve 1,159 Brazilian and multinational enterprises in Brazil.

Branch System

The principal distribution channel for our banking services is our branch network. In addition to offering retail banking services, the branches serve as a distribution network for all of the other products and services we offer to our customers, including our payment processing and collection services, our private banking services, and our asset management products. We market our leasing services through channels operated by our branch network, as well as directly through our wholly-owned subsidiaries BCN Leasing, Banco Finasa, Finasa Leasing, Bradesco Leasing and Boavista Leasing. Bradesco Corretora also markets our brokerage and trading services through our branches. Bradesco Vida e Previdência sells its products on a commission basis through 5,857 independent agents nationwide most of whom are based in our facilities.

We sell our insurance products and pension plan products not only through exclusive brokers based in our network of bank branches, but also through other, non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis, and through our website. At December 31, 2002, 27,750 non-exclusive brokers offered our insurance policies to the public. Our certificated savings plans are offered through our branches, Internet, customer services and external distribution channels.

The table below sets forth the distribution of sales of the indicated products through our branches and outside our branches:

	2000	2001	2002
	(percentage of total sales, per product)
Insurance products
Sales through the branches	42.6%	33.7%	29.4%
Sales outside the branches	57.4	66.3	70.6
Pension plan products
Sales through the branches	81.8	69.2	85.8
Sales outside the branches	18.2	30.8	14.2
Leasing products
Sales through the branches	79.0	90.5	97.0
Sales outside the branches	21.0	9.5	3.0
Certificated savings plans
Sales through the branches	97.5	96.5	94.9
Sales outside the branches	2.5%	3.5%	5.1%

Processing

We have two data processing centers, with 18 large scale computers, which can execute approximately 27,000 MIPS (millions of instructions per second). These larger computers are complemented by 607 medium scale computers that form a second tier. All our branches and other distribution channels are connected to one of the data processing centers through available telecommunications services. This system, with storage space equivalent to 99 terabytes, processes all transactions of Banco Bradesco, BCN and our other affiliates, except for the transactions of Bradesco Seguros, which has its own structure. Each of the two processing centers not only stores its own data but also maintains a backup copy of the other center’s data.

Internet

Utilizing new technologies to provide faster, more reliable and more efficient banking services is an integral part of our ongoing strategy. The Internet is at the forefront of these efforts. In 1996 we were one of the first banks worldwide to introduce on-line Internet banking. We were also the first Brazilian bank to have a website. In December 1999, we began offering free Internet access to our customers in the State of São Paulo. Largely as a result of these efforts, we:

  had developed a base of 4.7 million Internet banking customers by December 31, 2002, an increase of 25% over December 31, 2001;

  registered 264 million Internet banking transactions during 2002, an increase of 45% over 2001;

  registered an average of 2,650 new clients daily in 2002; and

  offered more than 210 on-line services as of December 31, 2002.

In 2002 the magazine Global Finance named Bradesco as having the best Internet banking service in Brasil and Latin America.

Using our on-line Internet banking service, our clients can make balance inquiries, transfer money between accounts, order checkbooks, pay bills and taxes and obtain credit from their homes, offices or anywhere else in the world. The cost to us of transactions done through the Internet and electronic commerce is notably lower than the costs of transactions conducted in our branches. Our goal is to use technology to increase the number of self-service transactions so as to reduce the number of transactions occurring at our branches, and to focus on the utilization of our branches as points of sale for other products and services, such as loans, insurance and leasing.

In March 1999 we introduced ShopInvest, the first Internet stock trading service in Brazil. Through ShopInvest, investors who are not our customers can access a wide range of financial information, invest in mutual funds and trade shares on BOVESPA. They can also enter into currency exchange transactions, monitor their pension funds and savings accounts, obtain loans and purchase Certificated savings plans through ShopInvest. As of December 31, 2002 ShopInvest had 593,804 registered users. In 2002, 301,567 transactions valued at over R$1.4 billion were carried out through ShopInvest.

In February 2000 we became the first Brazilian bank to offer services through which clients can receive updates of their bank balances and other financial information by email or on the screens of their mobile phones. In March 2000 we introduced our Mobile Banking Service, which allows clients to carry out banking transactions and access websites and other Internet services using the displays of their mobile phones. We offer more than 100 “WebPoints” Internet access stations. WebPoint allows customers who do not own a computer to access the Internet.

In May 2001, we introduced ShopCredit, our loan and financing website. ShopCredit allows individuals and corporate entities to find lines of credit and financing. Through the site, customers can apply for instant personal credit or make term calculations. In 2002 ShopCredit registered 409,000 transactions, valued at R$113.5 million.

In September 2001, Bradesco presented Bradesco Net Empresa, a website for corporate entities. Through the site, they can transfer funds between bank accounts and make payments, charges or other transactions without having to visit a branch office. As of December 31, 2002, we had registered approximately 56,400 participating companies and during 2002 approximately 1,700,000 transactions were carried out over Bradesco Net Empresa.

In 2002, we introduced the first system allowing use of the “Smart Card” to charge payments over the Internet. Also in 2002, we became the first bank in Brazil to sell travelers checks over the Internet in three currencies, the U.S. dollar, the euro, and the yen.

During 2002 we implemented the system of Consulta de Ordens de Pagamento through Internet Banking, aiming to serve the Japanese-Brazilian public. This service allows users to make online yen deposits directly into reais-denominated Bradesco accounts.

In 2002, highlighting our Internet presence, we received the Global Finance Best Internet Site award, awarding our site as the world’s best in integrating product offerings, market and design. Global Finance also awarded our site as the best Internet banking site in Latin America.

Customer Service Center

Our clients may conduct their banking activities by telephone without having to visit a branch or ATM through the use of our customer service center. Our 1,520 customer service center telephone operators service our commercial banking as well as credit card clients. Customers may use the telephone customer service center, among other things, to:

  obtain account balances and check on the status of transactions by fax;

  order checkbooks;

  transfer funds between accounts, including to other banks;

  pay bills;

  apply for loans or credit cards;

  execute and manage their investments;

  make use of their revolving credit cards; and

  purchase certificated savings plans and enroll in private pension plans.

Use of our customer service center increased from 225.7 million telephone calls in 2001 to 229.0 million telephone calls in 2002, with an aggregate transaction value of approximately R$4.2 billion in 2001 and R$4.9 billion in 2002.

In December 2001, Bradesco was the first Brazilian bank to launch voice authentication technology. This technology increases the security of transactions through our Call Center, as each user’s voice is used to confirm their password and in turn provide access to the system.

Capital Expenditures

For discussion of our capital expenditures during the last three years, see “Item 5. Operating and Financial Review and Prospects - Capital Expenditures.”

Risk Management

We have an independent risk management department which is responsible for planning, controlling and managing our market, credit, liquidity and operating risks. Our risk management department is headed by an executive director who, in turn, reports directly to our president. This department is responsible for monitoring our risk exposure.

We generally employ a sensitivity analysis methodology to evaluate market risks. For further discussion, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk - Risk and Risk Management - Market Risk.” Beginning in the first half of 2000, we also began to use a value at risk, or “VaR,” methodology to evaluate our market risk for our treasury operations. The VaR limits for our market risk exposure and the exposure of each of our subsidiaries are defined by our senior management.

Credit

Our credit policy is focused on:

  ensuring the safety, quality and liquidity levels of our assets;

  maintaining flexibility and profitability in our credit operations; and

  minimizing the risks inherent to credit operations.

Our credit policy defines the criteria we use for setting operational limits and extending credit. Credit limits are set by the “executive credit committee,” which is made up of our vice-presidents, the managing directors responsible for our operational area and our credit director. The executive credit committee updates our credit limits in accordance with changes in our internal policy and the Brazilian market in general. Our Executive Directors approve the models our branches and departments use for each type of loan in assessing credit applications.

We diversify our business among a large number of individuals, companies and economic groups that demonstrate an ability to meet their credit obligations and support those obligations with adequate collateral. In evaluating loans, we consider the reasons for each requested credit, the value and term of the credit and the risk classification the credit would receive under our classification system.

Our risk rating system divides the level of risk into nine categories ranging from excellent to uncollectible, based on financial and economic considerations such as the credit profile and payment capacity of the borrower. See “ - Regulation and Supervision - Bank Regulations - Treatment of Overdue Debts.”

We require credit approvals for both individual and corporate loans. The approvals are made at various levels of our organization, ranging from the manager of the local bank to our executive credit committee. Our branches have defined limitations on their authority to grant credits, based on the size of the branch and the size of the proposed loan. However, they may not approve an application for credit from any borrower:

  whose proposed loan is rated less than “acceptable” under our internal credit risk classification system;

  whose personal data is not updated;

  whose personal data reveals any material credit restrictions; or

  who is in default on any of his or her existing credit obligations.

We have credit limits for each type of loan. We pre-approve credit limits to our individual and corporate clients and presently extend credits to the public sector only under very limited circumstances.

In all cases, funds are only advanced once the appropriate body has approved the line of credit. We review the credit limits of our large corporate clients at least every 180 days. Credits extended to other customers, including individuals, small and midsized corporations, are reviewed at least every 90 days.

If a loan is in arrears, the manager of the branch or department that authorized the credit is responsible for taking the initial steps to determine if the default can be remedied. If the loan remains in default after exhaustion of extra-judicial collection strategies, the manager of the branch or department refers the loan to the credit collection department.

Consumer Credit Operations

Depending on the security required, loans to individuals of up to R$50,000 are approved at the branch level. If the loan or credit support is not within the limits established by the executive credit committee for approval at the branch level for the size of branch involved, the approval of the loan is submitted to the credit department (or a higher level of authority). The following table sets out the range within which branch managers may approve loans to individuals, depending on the amount and the type of credit support offered:

Range of loan
approval authority
	Guaranteed loan	Collateralized loan
Decision-making authority	(R$ in thousands)
Manager of very small branch	0 to 5	0 to 10
Manager of small branch	0 to 10	0 to 20
Manager of average branch	0 to 15	0 to 30
Manager of large branch	0 to 20	0 to 50

We use a specialized “credit scoring” evaluation system to analyze these loans, allowing us to build a level of flexibility into our decision-making process while maintaining consistent credit risk standards.

We provide our branches with tools that allow them to analyze credits for individual clients in a rapid, efficient and standardized manner and to produce the corresponding loan contracts automatically. With these tools, our branches can respond quickly to clients, keep costs low and control the risks inherent to consumer credit in the Brazilian market.

If the branch manager is not authorized to approve the requested loan, the decision is submitted to a higher level of our credit department. The following table sets out the range within which each decision-making authority approves loans to individuals above R$50,000, irrespective of the type of credit support:

	Amount of loan
	Minimum	Maximum
Decision-making authority	(R$ in thousands)
Credit department	51	4,000
Credit director	4,001	6,000
Daily credit committee	6,001	20,000
Executive credit committee	20,001	100,000
Executive credit committee with approval by President	Over 100,000

Corporate Credit Operations

For corporate customers, depending on the proposed credit support and the size of the relevant branch, loans of up to R$400,000 are approved at the branch level. As with loans to individuals, if the credit support offered is not within the limits established by the executive credit committee for approval at the branch level, the approval of the loan is submitted to the credit department.

The following table sets out the range within which branch managers may approve corporate loans, depending on the amount and the type of credit support offered:

Range of loan approval authority
	Guaranteed loan	Collateralized loan
Decision-making authority	(R$ in thousands)
Manager of very small branch	0 to 10	0 to 60
Manager of small branch	0 to 20	0 to 120
Manager of average branch	0 to 30	0 to 240
Manager of large branch	0 to 50	0 to 400

The following table sets out the range within which each of our decision-making authorities approves loans for corporate customers above R$400,000, irrespective of the type of security offered:

	Amount of loan
	Minimum	Maximum
Decision-making authority	(R$ in thousands)
Credit department	401	4,000
Credit director	4,001	6,000
Daily credit committee	6,001	20,000
Executive credit committee	20,001	100,000
Executive credit committee with approval by President	Over 100,000

In order to authorize a corporate loan, the branch manager, the credit department, the daily credit committee and the executive credit committee consider five primary factors:

  a financial and economic analysis of the client, taking into consideration the prospective borrower’s ability to generate cash, cash flow and liquidity, level of indebtedness, profitability and quality of assets;

  our evaluation of the trends and prospects of the section in which it operates based on the macroeconomic context;

  our economic and financial projections of the company’s capacity (net income and cash generation) to meet future obligations, based on our research and visits to the company;

  an analysis of company data based on criteria analogous to those we use for evaluating loans to individuals; and

  qualitative information regarding the company, its management and the market in which it operates.

Processing Systems

Our principal computer facilities are located in our two operations centers in Osasco and Alphaville (Barueri), in the state of São Paulo. Our critical systems can be covered from either of the operations centers in the event one is shut down or experiences a malfunction. To date, neither of the operations centers has been shut down or experienced any material malfunction. To ensure the continuity of our operations in case of power outages, our Osasco operations center has the energy capacity to be self-sufficient for 56 hours, and our Alphaville (Barueri) operations center has the energy capacity to be self-sufficient for 65 hours. If we have sufficient access to fuel, we have the capacity to provide ourselves with electricity indefinitely.

Funding

Deposit-Taking

Our principal source of funding is deposits from Brazilian individuals and businesses. At December 31, 2002, our total deposits were R$56.3 billion, representing 47.4% of our total liabilities.

We provide the following types of deposit accounts:

  checking accounts;

  savings accounts;

  time deposits; and

  deposits from financial institutions.

The following table sets forth our total deposits in Brazil, by type and source, as of the dates indicated:

	December 31,			% of total deposits
	2000	2001	2002	2002
	(R$ in millions, except percentages)
From customers
Demand deposits	R$7,503	R$8,061	R$13,374	23.7%
Savings deposits	17,836	18,311	20,731	36.8
Time deposits	10,584	14,679	22,202	39.4
From financial institutions	583	41	26	0.1
Total	R$36,506	R$41,092	R$56,333	100.0%

Under Central Bank regulations which entered into effect as of February 19, 2003, we must place 60% of our checking account deposits with the Central Bank as compulsory deposits in non-interest-bearing accounts; as of December 31, 2002, the requirement was 45%. We must place an additional 8% of our checking account deposits with the Central Bank in accounts bearing interest at the SELIC rate. In addition, if we do not use at least 25% of our checking account deposits to provide rural credit, we must deposit the unused amount in a non-interest-bearing account with the Central Bank.

We are the leader among Brazilian private banks in aggregate savings deposits. The Central Bank establishes the interest rates on savings accounts. The current interest rate is TR plus a spread of 0.5% per month. Current Central Bank regulations require that we:

(1) place 20% of the average aggregate balance of savings account deposits during the prior week with the Central Bank as compulsory deposits in an account bearing interest at TR plus 3% per year for savings accounts linked to housing financing, or TR plus 6.17% for other savings accounts;

(2) place an additional 10% of the average aggregate balance of savings account deposits in excess of R$100 million with the Central Bank in an account bearing interest at the SELIC rate; and

(3) allocate a minimum of 65% of the total amount of deposits in savings accounts to finance residential real estate or housing construction.

Amounts that can be used to satisfy this requirement include, in addition to direct residential real estate financings, mortgage notes, charged-off residential real-estate or housing construction loans and certain other financings, all as specified in guidance issued by the Central Bank. Savings deposits in Brazil typically only pay interest after funds have been left on deposit for at least one calendar month by individuals and not-for-profit entities and 90 days by corporations. Interest earned on individual savings accounts is free from income tax.

CDBs, pay either a fixed or a floating rate, which is typically a percentage of the interbank rate. Central Bank regulations require that we maintain deposits at the Central Bank equivalent in value to approximately 23% of the value of our CDBs, calculated on the basis of our average weekly CDB balance. Of the 23%, 15% must be invested in securities issued by the Brazilian federal government. The remaining 8% is adjusted by the SELIC rate and a cash amount equal to this adjusted value is deposited with the Central Bank. The breakdown between fixed and floating rate CDBs deposited with the Central Bank varies from time to time, depending on the market’s interest rate expectations.

Cash deposits, savings accounts and CDBs are guaranteed by the Credit Guarantee Fund, known as “FGC,” up to R$20,000 per person, in the event of a bank’s liquidation.

We issue to other financial institutions Interbank Deposit Certificates, known as “CDIs,” the trading of which is restricted to the interbanking market. CDIs have a fixed or a floating rate for one day or longer terms.

Other Funding Sources

Our other funding sources include our capital markets operations, import/export operations and on-lending.

The following table sets forth the source and amount of our other funding sources as of the dates indicated:

	December 31,
	2000	2001	2002
	(R$ in millions)
Funding Sources
Import/export	R$5,102	R$5,106	R$7,741
BNDES/FINAME	5,093	5,831	7,000
Borrowings in foreign currency	172	396	127
Leasing obligations	356	275	443
Capital markets
Domestic	12,114	14,037	7,633
Euronotes	2,710	3,260	2,077
Debentures	1	-	51
Mortgage-backed securities	728	767	369
Subordinated notes	-	970	3,322
Commercial paper	1,906	3,211	1,884
Other	10	3	14
Total	R$28,192	R$33,856	R$30,661

Our capital markets operations act as a funding source for us through our transactions with financial institutions, mutual funds, fixed and variable income investment funds and foreign investment funds. In these transactions we sell public and private bonds and securities with an obligation to repurchase them. These transactions usually have short terms.

In order to provide our customers with loans through on-lending, including the extension of credit lines for foreign trade financing, we maintain credit relationships with various United States, European, Asian and Latin American financial institutions.

We conduct on-lending operations where we act as the transfer agent for development agency funds, granting credits to third parties which are in turn funded by development organizations. BNDES, the International Bank of Reconstruction and Development and the Interamerican Development Bank are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are ours, subject to certain limitations set by the agencies supplying the funds.

Property, Plant and Equipment

As of December 31, 2002, we owned 1,432 properties and leased 1,836 properties throughout Brazil, and we owned 1 property and leased 7 properties abroad, all of which we used for the operation of our branches and performance of our business. We own the real property where our head office is located, in Cidade de Deus, a neighborhood of Osasco near the City of São Paulo in the State of São Paulo, Brazil. Substantially all of our leased property is leased under renewable contracts with terms of an average of ten years.

Seasonality

We believe that seasonality does not materially affect our businesses.

Competition

We face significant competition in all of our principal areas of operation, as the Brazilian markets for financial and banking services are highly competitive. At December 31, 2002, there were 143 multiple-service banks providing a full range of commercial banking, consumer finance, investment banking and other services, 23 commercial banks, 23 investment banks, and numerous brokerage, leasing, savings and loan and other financial institutions in Brazil. For a discussion of the risks related to competition, see “Item 3. Key Information - Risk Factors - Risks relating to Bradesco and the Brazilian Banking Industry - The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects.”

Public-sector banking institutions also play an important role in the banking industry, the largest segment of the financial system, and operate within the same legal and regulatory framework as the private-sector banks. The two largest Brazilian financial institutions in terms of assets, Banco do Brasil and Caixa Econômica Federal, are government-owned. Each of these public institutions has more extensive branch networks than we do.

The private commercial banking sector is dominated, in terms of both total loans and total deposits, by four banks: ourselves, Banco Itaú S.A., also known as “Banco Itaú,” Banco Santander S.A., also known as “Banco Santander,” and Unibanco, all of which have a strong national presence.

Banking

In commercial banking, we compete for commercial and individual customers with other large Brazilian banks. Our primary banking competitors are Banco do Brasil, Banco Itaú, Unibanco and Banco Santander. The Brazilian banking industry has undergone some consolidation in recent years through acquisitions and privatization. For example, in 2000 Banco Itaú increased its presence in southern Brazil through its acquisition of Banestado, a 376 branch institution previously owned by the State of Paraná and, more recently, it purchased Banco BBA-Credinstalt S.A., a bank serving the wholesale market. Banco Santander became the third largest private bank in Brazil in terms of assets through the acquisition in November 2000 of the majority of the voting stock of Banco do Estado de São Paulo S.A., known as “Banespa,” a bank previously owned by the state of São Paulo which had 571 branches.

The Brazilian banking industry has also been facing increasing competition from foreign banks in recent years. Besides Banco Santander, certain large United States, European and Asian banks, including Citibank, BankBoston, ABN Amro and Hong Kong and Shanghai Banking Corporation, which we call “HSBC,” are currently operating in Brazil. Other foreign banks could enter into the Brazilian market and increase its competitiveness. Foreign banks can also participate in the privatization process. As of December 31, 2002, foreign banks held approximately 22% of the total assets in the Brazilian financial system.

Commercial banks also face increasing competition from other financial intermediaries that can provide larger companies with access to the capital markets as an alternative to bank loans. Since we are a multiple-service bank, we seek to maintain a competitive position in this respect through our investment banking division.

We currently enjoy certain competitive advantages based upon the fact that we are the largest private-sector Brazilian bank and have the largest branch network among our private-sector competitors. However, in the event one of our competitors or a foreign bank were to acquire one or more large Brazilian banks, our competitive advantage could be diminished, and the structure of the Brazilian banking industry could change considerably. Although we believe we are well positioned to compete in this new environment, such competition may adversely affect our position in the Brazilian financial industry.

Credit Cards

The Brazilian credit card market is highly competitive, with approximately 40 million credit card holders in Brazil as of December 31, 2002. Our primary competitors are Credicard, Banco do Brasil, Banco Itaú and Unibanco. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and the relative benefits the cards offer.

We also face competition in the credit card market from companies that issue restricted use cards, known as Private Label cards, which target customers in the same segments of the population that we do.

Other competition for credit cards exists in the form of post-dated checks, a popular means of term payment in Brazil in which customers pay for merchandise and services with future dated bank checks, effectively allowing payment in installments over a longer term. Because of their convenience and growing acceptance, we believe that credit cards will gradually replace post-dated checks.

Leasing

In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers (such as Volkswagen and IBM) and large banks (such as Banco Itaú, Banco Safra, Unibanco, BankBoston and Sudameris). We currently enjoy certain competitive advantages, as we have the largest branch network among our private sector competitors. In addition, our size allows us to fund our leasing activities at more favorable rates, leading to lower interest rate charges for our customers.

Asset Management

The Brazilian asset management industry has grown significantly in recent years as customers have shifted increasingly away from traditional investment products such as savings accounts and CDBs to mutual funds. Until the mid-1990s, the asset management industry was dominated by commercial banks offering fixed-income funds to their retail bank customers. However, banks moved their asset management areas to independent legal entities, such as BRAM - Bradesco Asset Management, in order to segregate their asset management and treasury operations to comply with banking regulations. Other companies specializing in asset management, generally affiliated with foreign banks, have been established in Brazil in the recent years. As a result, competition in the asset management industry has increased dramatically since 1995. Our primary competition in this sector includes Banco do Brasil, Banco Itaú and Unibanco.

Insurance, Pension Plans and Certificated Savings Plans

Insurance

Bradesco Seguros faces increased competition from a number of Brazilian and multinational corporations in all of its insurance operations.

As of December 31, 2002, the Brazilian insurance market consisted of 132 insurance companies of varying sizes. Our primary competitors are the Sul América Group, Itaú Seguros, Porto Seguro, Unibanco, AGF Brasil, Caixa Seguradora and HSBC Seguros, who represent in the aggregate approximately 41.2% of the total net income generated in the market, pursuant to information from the National Insurance Federation, FENASEG. Although national companies underwrite the majority of the insurance business, we also face competition from local and regional companies primarily in the health insurance segment where they are able to operate at a lower cost or specialize in providing coverage to particular risk groups.

Competition in the Brazilian insurance industry has changed dramatically in the past few years as foreign companies have begun to form joint ventures with Brazilian insurance companies that have expertise in the Brazilian market. For example, in March 2002, the Dutch bank ING acquired an interest in one of the companies of the Sul América Group. The AIG group has been operating in the Brazilian insurance sector since 1996 through a joint venture with Unibanco. Hartford operates in Brazil through a joint venture with the Icatu Group while AXA, ACE, Generalli and other international insurers offer insurance products in Brazil through their own local facilities.

We believe that the principal competitive factors in this area are price, perceived financial stability, name recognition and service. At the branch level, we believe that competition is primarily based on the level of service, including claims handling, the level of automation and the development of long-term relationships with individual agents. We believe that our ability to distribute insurance products through our branch network gives us a competitive advantage over most other insurance companies. Because most of our insurance products are offered through our retail bank branches, we benefit from certain cost savings and marketing synergies compared with our competitors. This cost advantage could become less significant over time, however, as other large private banks begin using their own branch networks to offer insurance products through dedicated agents.

Pension Plans

The monetary stability that accompanied the implementation of the real plan stimulated the pension plan sector, attracting to the Brazilian market new international pension funds, such as Principal, which created Brasilprev in association with Banco do Brasil; Hartford, through a joint venture with the Icatu Group; MetLife; Nationwide and ING, among others.

In addition to monetary stability, favorable tax treatment and the prospect of a fundamental reform of Brazil’s social security system contributed to the increase in competition.

Bradesco Vida e Previdência is currently the leader of the pension plan market, accounting for 52.1% of assets under management in the sector as of December 31, 2002, according to ANAPP.

We believe that the Bradesco brand name, together with our extensive branch network, which as of December 31, 2002 was associated with a network of 5,857 brokers specialized in pension plan products, are our competitive advantages.

Certificated Savings Plans

The certificated savings plan market became more competitive beginning in 1994 as exchange rates became more stable and levels of inflation were reduced. As of December 31, 2002 Bradesco Capitalização had an estimated 19.6% of the market based on revenues and 22.1% based on provisions, according to SUSEP.

Our primary competitors in the certificated savings plan area are Brasilcap, Banco Itaú, Caixa Econômica Federal, Icatu and Liderança. Offering low-cost products with a high number of drawings for prizes, financial soundness and brand recognition by the clients are the principal competitive factors in this industry.

REGULATION AND SUPERVISION

Principal Financial Institutions

As of December 31, 2002, 14 public sector commercial and multiple-service banks controlled by federal and state governments and 152 commercial and multiple-service banks owned by the private sector operated in Brazil. For purposes of Brazilian regulations, insurance companies, private pension plans and certificated savings plan providers are not considered financial institutions.

Public Sector Financial Institutions

The Brazilian federal and state governments control various commercial banks and financial institutions. The primary purpose of these institutions is to foster economic development. Government-owned banking institutions play an important role in the Brazilian banking industry. These institutions hold a significant portion of the banking system’s total deposits and total assets and are the major lenders of government funds to industry and agriculture. In the last five years several public sector multiple-service banks have been privatized and acquired by Brazilian and foreign financial groups.

The primary government-controlled banks include:

  Banco do Brasil, a federal government-controlled bank which provides a full range of banking products to the public and private sectors. Banco do Brasil is the largest multiple-service bank in Brazil and the primary financial agent of the federal government;

  BNDES, a development bank wholly owned by the federal government which provides medium- and long-term financing to the Brazilian private sector. BNDES’ activities include managing the federal government’s privatization program; and

  Caixa Econômica Federal, a multiple-service bank wholly owned by the federal government which acts as the principal agent of the government-regulated system for providing housing financing. Caixa Econômica Federal is ranked first among Brazilian banks in terms of savings accounts and housing financing.

Private Sector Financial Institutions

As of December 31, 2002, private sector financial institutions operating in the Brazilian financial sector included:

  152 commercial and multiple-service banks providing a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate finance;

  23 investment banks engaged primarily in specialized credit operations and securities underwriting and trading; and

  46 consumer credit companies, 149 securities dealerships, 202 brokerage companies, 65 leasing companies, 18 savings associations and real estate credit companies and 4,964 mutual funds under Central Bank supervision.

The 152 commercial and multiple-service banks operating in Brazil on December 31, 2002 included 70 banks controlled by Brazilian individuals and entities, 57 banks controlled by non-Brazilian persons and entities, and 25 which were jointly controlled by Brazilian and foreign persons and entities.

Principal Regulatory Agencies

The basic institutional framework of the Brazilian financial system was established in 1964 by Law No. 4,595, known as the “Banking Reform Law.” The Banking Reform Law created the Central Bank and the CMN, the National Monetary Council.

The CMN

The CMN, currently the highest authority responsible for Brazilian monetary and financial policy, is responsible for the overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies. The CMN is charged with:

  regulating credit operations engaged in by Brazilian financial institutions;

  regulating the issuance of Brazilian currency;

  supervising Brazil’s reserves of gold and foreign exchange;

  determining Brazilian saving, foreign exchange and investment policies; and

  regulating the Brazilian capital markets.

The Central Bank

The Central Bank is responsible for:

  implementing the currency and credit policies established by the CMN;

  regulating and supervising public- and private-sector Brazilian financial institutions;

  controlling and monitoring the flow of foreign currency to and from Brazil; and

  overseeing the Brazilian financial markets.

The president of the Central Bank is appointed by the president of Brazil for an indefinite term of office subject to approval by the Brazilian senate.

The Central Bank supervises financial institutions by:

  setting minimum capital requirements, compulsory reserve requirements and operational limits;

  having the power to authorize corporate documents, capital increases, establishments or transfers of principal places of business or branches (whether in Brazil or abroad);

  having the power to authorize shareholder changes of control of financial institutions;

  requiring the submission of annual and semi-annual audited financial statements, quarterly revised financial statements and monthly unaudited financial statements; and

  requiring full disclosure of credit and foreign exchange transactions, import and export transactions and other related economic activities on a daily basis.

The CVM

The CVM, the Brazilian Securities Commission, is responsible for regulating the Brazilian securities markets in accordance with the securities and exchange policies established by the CMN.

Bank Regulations

Principal Limitations and Restrictions on Activities of Financial Institutions

Under the Banking Reform Law, a financial institution operating in Brazil:

  may not operate without the prior approval of the Central Bank and, in the case of foreign banks, authorization by presidential decree;

  may not invest in the equity of any other company above the regulatory limits;

  may not lend more than 25% of its adjusted net worth to any single person or group;

  may not own assets, except for its own use; and

  may not extend credits to or guarantee transactions of:

    any individual that controls the institution or holds, directly or indirectly, more than 10% of its share capital;

    any entity that controls the institution or with which it is under common control, or any officer, director or member of the fiscal council of such entity, or any immediate family member of such individuals;

    any entity that, directly or indirectly, holds more than 10% of its shares (with some exceptions);

    any entity that it controls or of which it directly or indirectly holds more than 10% of the share capital;

    any entity whose board of executive officers is made up of the same or substantially the same members as its own executive committee; or

    its executive officers and directors (including their immediate families) or any company controlled by its executive officers and directors or their immediate families or in which any of them, directly or indirectly, holds more than 10% of the share capital.

The restrictions with respect to transactions with related parties do not apply to transactions entered into by financial institutions in the interbank market.

Capital Adequacy and Leverage

Brazilian financial institutions are subject to a capital measurement and standards methodology based on a weighted risk asset ratio. The framework of such methodology is similar to the international framework for minimum capital measurements as adopted in the Basle Accord. The requirements imposed by the Central Bank differ from the Basle Accord in a few respects. Among other differences, the Central Bank:

  imposes a minimum capital requirement of 11% in lieu of the 8% minimum capital requirement of the Basle Accord;

  requires an additional amount of capital with respect to off-balance sheet interest rate and foreign currency swap transactions; and

  assigns different risk weights to certain assets and credit conversion amounts, including a risk weighting of 300% on tax credits relating to income and social contribution taxes.

Under certain conditions and within certain limits, financial institutions are able to include subordinated debt in the determination of their capital requirements for purposes of calculating their operational limits, provided that such subordinated debt complies with the following:

  it must be previously approved by the Central Bank;

  it cannot be secured or guaranteed by the issuer or any of its related parties;

  its payment must be subordinated to the payment of other liabilities of the issuer in case of dissolution;

  it cannot be redeemed by action of the holder;

  it must have a clause allowing postponement of the payment of interest or redemption in case they would cause the issuer to fail to comply with minimum levels of adjusted net worth or other operational requirements;

  it must be nominative;

  when issued abroad, it must contain a clause of choice of venue; and

  it must have a minimum term of five years before redemption or amortization.

Brazilian financial institutions may elect to calculate their capital requirements on either a consolidated or unconsolidated basis.

Reserve Requirements

The Central Bank imposes compulsory reserve and related requirements upon Brazilian financial institutions from time to time. The Central Bank uses reserve requirements as a mechanism to control the liquidity of the Brazilian financial system. Over the last 11 months, the Central Bank has increased the reserve requirements, reducing the liquidity of Brazilian financial institutions in an attempt to reduce the devaluation of the real against the U.S. dollar. Historically, the reserves imposed on demand deposits, savings deposits and time deposits have accounted for substantially all amounts required to be deposited with the Central Bank.

Demand Deposits. Banks and other financial institutions are generally required to deposit 60% of the average daily balance of their demand deposits and certain other amounts in excess of R$44 million with the Central Bank on a non-interest-bearing basis. They are also required to deposit 8% of the average daily balance of their demand deposits and certain other amounts in excess of R$100 million in an account with the Central Bank bearing interest at the SELIC rate.

Time Deposits. Banks and other institutions are generally required to deposit 15% of the average daily balance of their time deposits and of their repurchase agreements that exceed R$30 million with the Central Bank. In addition, they are also required to deposit 8% of the average daily balance of their time deposits and of their repurchase agreements in excess of R$100 million in an account with the Central Bank bearing interest at the SELIC rate.

Savings Accounts. Brazilian financial institutions are generally required to deposit on a weekly basis, an amount in cash equivalent to 20% of the average aggregate balance of savings account deposits during the prior week plus 10% of the portion of the average aggregate balance in excess of R$100 million in an account with the Central Bank bearing interest at TR plus 3% per year for savings accounts linked to housing finance, or TR plus 6.17% for other savings accounts. In addition, a minimum of 65% of the total amount of deposits in saving accounts must be used to finance residential real estate or housing construction. Amounts that can be used to satisfy this requirement include, in addition to direct residential real estate financings, mortgage notes, charged-off residential real-estate loans and certain other financings, all as specified in guidance issued by the Central Bank.

Foreign Currency and Gold Exposure. The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30% of its adjusted net worth. In addition, if its exposure is greater than 5%, the financial institution must hold additional capital at least equivalent to 100% of the exposure.

Other Compulsory Deposit Requirements. In the past the Central Bank has imposed on other types of transactions certain compulsory deposit requirements that are no longer in effect, and could reimpose these requirements or impose similar restrictions in the future. For more information on Central Bank restrictions, see “Item 3. Key Information - Risk Factors - Risks Relating to Bradesco and the Brazilian Banking Industry.”

Asset Composition Requirements

Brazilian financial institutions may not allocate more than 25% of their adjusted net worth to loans (including guarantees) with the same client (including its parent, affiliates and subsidiaries) or in securities of any one issuer, and may not act as underwriter (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25% of their adjusted net worth.

Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50% of the their adjusted net worth.

Repurchase Transactions

Repurchase transactions are subject to operational capital limits based on the financial institution’s shareholders’ equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its adjusted net worth. Within that limit, repurchase operations involving private securities may not exceed twice the amount of adjusted net worth. Limits on repurchase operations involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

On-lending of Funds Borrowed Abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (either through direct loans or through the issuance of debt securities) in order to on-lend such funds in Brazil. These on-lendings take the form of loans denominated in Brazilian currency but indexed to the U.S. dollar. The terms of the on-lending must mirror the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction the financial institution may only charge an on-lending commission.

Foreign Currency Position

Transactions in Brazil involving the sale and purchase of foreign currency may only be conducted by institutions authorized by the Central Bank to operate in the foreign exchange market. For purposes of the exchange control regulations, the Brazilian foreign exchange market is divided into two segments, the commercial rate exchange market (which we call the “Commercial Market”) and the floating rate exchange market (which we call the “Floating Market”). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require registration with the Central Bank. The Floating Market applies to all transactions to which the Commercial Market does not apply. Only banks, brokers, dealers and the Central Bank have access to the Commercial Market, whereas the Floating Market is open to all institutions authorized by the Central Bank. Since 1997, the difference between the exchange rates in these two markets has not been significant.

The Central Bank currently does not impose limits on the commercial and floating rate exchange combined long positions (i.e., where the aggregate amount of the purchases of foreign currency is greater than the amount of the sales) of institutions authorized to operate in foreign exchange markets. Banks may hold combined short positions (i.e., when the aggregate amount of purchases of foreign currency is less than the amount of sales) in the commercial and floating rate exchange markets up to a certain proportion of the amount of their adjusted shareholders’ equity. If a bank’s combined long position in the commercial and floating-rate exchange markets is more than U.S.$6.0 million on any given day, then the bank is required to deposit the excess amount with the Central Bank.

Interest Rates

On May 29, 2003, the Brazilian Congress promulgated an amendment to the Brazilian Constitution that among other things, removed the Constitution’s previously unimplemented 12% ceiling on interest rates.

Treatment of Overdue Debts

Financial institutions are required to classify their loans into nine categories, ranging from AA to H, on the basis of their risk. These credit classifications are determined in accordance with Central Bank criteria relating to:

  the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and

  the conditions of the transaction, such as its nature and purpose, the sufficiency of the collateral, the level of liquidity and the total amount of the credit.

In the case of corporate borrowers, the nine categories that we use are as follows:

Rating	Our Classification	Our Concept

AA	Excellent	First-tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.

A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.

B	Good	Company or group, regardless of size, with good economic and financial positioning.

C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.

D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting information, under risk management.

Loans the collection of which is doubtful are classified as follows, based on the percentage of expected loss:

E	Deficient

F	Bad

G	Critical

H	Uncollectible

A loan may be upgraded if it has a credit support or downgraded if in default.

In the case of transactions with individuals, we have a similar nine-category ranking system. We grade the credit based on data including the individual’s income, net worth and credit history (as well as other personal data).

Financial institutions must make monthly loan loss provisions to match contingencies. In general, banks review the loan classifications annually. However, a review is made every six months in the case of transactions that are extended to a single client or economic group whose aggregate amount exceeds 5% of the financial institution’s adjusted net worth. If a loan becomes past due it is reviewed monthly.

For past due loans, the regulations establish maximum risk classifications, as follows:

Number of Days Past Due(1)	Maximum Classification
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H
___________________________
(1)	The period should be doubled in the case of loans with maturity in excess of 36 months.

Financial institutions are required to determine, on a monthly basis, whether any loans must be reclassified as a result of these maximum classifications, and if so, they must adjust their provisions accordingly.

The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the credit operation, as follows:

Classification of Loan	Minimum Provision
AA	-
A	0.5%
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H(1)	100.0%
___________________________
(1)	Banks must write off any loan 6 months after it is ranked H.

Loans of up to R$50,000 may be classified either by the financial institution’s own evaluation method or according to the delay in payments criteria described above.

Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They also have to submit to the Central Bank information relating to their loan portfolio, along with their financial statements. Such information must include:

  a breakdown of lending activities and the nature of the borrowers;

  maturities of their loans;

  amounts of rolled-over, written-off and recovered loans;

  loan portfolio diversification in accordance with the loan classification; and

  overdue loans.

Pre-2000 Regulations and Policies

The current system of classification of loans into nine risk categories entered into effect in March 2000. Prior to March 2000, the Central Bank required all Brazilian banks to classify non-performing loans as either in arrears or defaulted. Loans in arrears were loans on which payment of principal or interest was more than 60 days overdue. When a loan was classified as in arrears, we were required to provide for 20% of the loan amount as a provision for potential loss if the loan was fully secured by collateral, 50% if the loan was partially secured by collateral and 100% if the loan was not secured. Defaulted loans were loans which were at least 360 days past due if fully secured by collateral, 180 days past due if they were partly secured by collateral or 60 days past due if the loan was not secured. Depending on the value and type of security, loans may have been deemed to be in default at an earlier date. When a loan moved into the defaulted category, we were required to make a provision of 100% of the loan amount. Loans entered into by financial institutions with the public-sector borrowers were considered to be in default 60 days after falling into arrears. We were required to make a 100% provision for export financings 20 days (in case of pre-export financing) and 30 days (in case of post-shipment financing) after the financing became overdue.

Our internal policies were in fact more stringent, since we considered any loan as non-performing if it was 60 days overdue.

During the period when a loan was due and unpaid, we only recognized interest as income for the first 60 days it was in arrears and, thereafter, when actually received.

Brazilian Clearing System

The Brazilian clearing system was regulated and restructured under legislation enacted in 2001. The new regulation is intended to increase the responsiveness of the system through the adoption of multilateral settlement and the safety and soundness of the system by reducing the risk of systemic default and the credit risk and liquidity of financial institutions.

The systems comprising the Brazilian clearing systems are responsible for creating safety mechanisms and rules for controlling risks and contingencies, for loss sharing among market participants and for direct execution of participants’ positions, performance of their agreements and foreclosure of collateral held under custody. In addition, clearing houses and settlement services providers that are considered important to the system are obligated to set aside a portion of their assets as an additional guarantee for the settlement of transactions.

Under the new rules, responsibility for the settlement of a transaction is assigned to the clearing houses and settlement service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearing house and/or settlement services provider to clear and settle it, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

Financial institutions and other institutions chartered by the Central Bank are also required under the new rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank. Under these procedures, institutions are required to:

  maintain and document criteria for measuring liquidity risks and mechanisms for managing them;

  analyze economic and financial data to evaluate the impact of different market scenarios on the institution’s liquidity and cash flow;

  prepare reports to enable the institution to monitor liquidity risks;

  identify and evaluate mechanisms for unwinding positions that could threaten the institution economically or financially and for obtaining the resources necessary to carry out such unwinds;

  adopt system controls and testing them periodically;

  promptly provide to the institution’s management available information and analysis regarding any liquidity risk identified, including any conclusions or remedies adopted; and

  develop contingency plans for handling liquidity crisis situations.

Financial institutions were directly affected by a restructuring of the Brazilian system of payments. Under the old system, in which transactions were processed at the end of the day, institutions could carry a balance, positive or negative, which is no longer allowed. Payments must now be processed in real time, and the amounts over R$5,000.00 can no longer be covered by checks, but must instead be covered by direct electronic transfers between institutions or previously deposited funds.

After a period of tests and gradual implementation, the new Brazilian clearing system entered into operations in April 2002. The Central Bank and CVM have the power to regulate and supervise the Brazilian payments and clearing system.

Intervention in and Administrative Liquidation of Financial Institutions

Intervention

The Central Bank will intervene in the operations and the management of any financial institution not controlled by the federal government if the institution:

  suffers losses due to bad management which puts creditors at risk;

  has recurrent violations of banking regulations; or

  is insolvent.

Intervention may also be ordered upon the request of a financial institution’s management.

Intervention may not exceed twelve months. During the intervention period, the institution’s liabilities for overdue obligations, for obligations contracted prior to the intervention which have not yet matured, and for deposits are suspended.

Administrative Liquidation

The Central Bank will liquidate a financial institution if:

  the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;

  management makes a serious violation of banking laws, regulations or rulings;

  the institution suffers a loss which subjects its unprivileged and unsecured creditors to severe risk; or

  if, upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or if initiated, the Central Bank determines that the pace of the liquidation may harm the institution’s creditors.

As a consequence of administrative liquidation:

  potential or ongoing lawsuits asserting claims over the assets of the institution are suspended;

  the institution’s obligations are accelerated;

  the institution may not comply with any liquidated damages clause contained in unilateral contracts;

  interest does not accrue against the institution until its liabilities are paid in full; and

  the statute of limitations with respect to the institution’s obligations is tolled.

Temporary Special Administration Regime

The temporary special administration regime, known as “RAET,” is a less severe form of Central Bank intervention in financial institutions which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution which:

  enters into recurrent operations which are against economic or financial policies set forth in federal law;

  faces a shortage of assets;

  fails to comply with the compulsory reserves rules;

  has reckless or fraudulent management; or

  has operations or circumstances which call for an intervention.

Program for Consolidation of the Financial Sector

In 1997 and 1998, the Brazilian government issued several rules designed to facilitate consolidation of the Brazilian financial industry. Under these rules:

  the Central Bank may determine the transfer of control or the corporate restructuring of financial institutions;and financial institutions may obtain funds under a special credit facility known as “PROER” to acquire the control or the assets and obligations of other banks.

Repayment of Creditors in a Liquidation

In the liquidation of a financial institution, employees’ wage and indemnities and tax claims have the highest priority of any claims against the bankrupt estate. In November 1995, the Central Bank created the FGC to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. The member entities of the FGC are financial institutions which take demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all Brazilian financial institutions that work with customer deposits.

The FGC is a deposit insurance system that guarantees a maximum amount of R$20,000 of deposit and certain credit instruments held by a customer against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

Internal Compliance Procedures

All financial institutions must have in place internal policies and procedures to control:

  their activities;

  their financial, operational and management information systems; and

  their compliance with all regulations applicable to them.

The board of executive officers of the financial institution is responsible for implementing an effective structure of internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The board of executive officers is also responsible for verifying compliance with all internal procedures.

Restrictions on Foreign Banks and Foreign Investment

The Brazilian constitution prohibits foreign financial institutions from establishing new branches in Brazil, except when duly authorized by the Brazilian government. A foreign bank duly authorized to operate in Brazil through a branch or a subsidiary is subject to the same rules, regulations and requirements that are applicable to any other Brazilian financial institution.

The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government. Foreign investors without specific authorization may also acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts offered abroad representing non-voting shares.

Anti-Money Laundering Regulations and Banking Secrecy

Under Brazilian anti-money laundering law, financial institutions must:

(a)	keep up-to-date records regarding their customers;

(b)	maintain internal controls and records;

(c)	record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money; and

(d)	keep records of transactions that exceed R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification.

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. The records referred to in (c) and (d) must be kept for at least five years.

Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. Certain exceptions apply to this obligation, however, such as the sharing of information on credit history, criminal activity and violation of bank regulations or disclosure of information authorized by interested parties. Bank secrecy may also be breached when necessary for the investigation of any illegal act.

Government and auditors from the Brazilian Internal Revenue Service may also inspect an institution’s documents, books and financial registry in certain circumstances.

In June 11, 2003, the Central Bank passed new regulations requiring financial institutions to keep records and inform it of any cash deposits or cash withdrawals in amounts above R$100,000.

Change of Independent Accountants

All financial institutions must:

  be audited by independent accountants; and

  replace their independent accounting firm responsible for auditing their financial statements for Brazilian regulatory purposes at least every five consecutive fiscal years. A former accountant can be rehired three complete fiscal years after its prior service.

Each independent auditor must immediately communicate to the Central Bank any event that may materially adversely affect the relevant financial institution’s status.

Auditing Requirements

Because we are a financial institution registered with the domestic stock exchanges, we are obligated to have our financial statements audited every six months in accordance with the Brazilian Corporate Law Method. Quarterly financial information filed with the CVM is subject to review by our independent accountants.

In January 2003, the CVM approved regulations requiring audited entities to disclose information relating to independent auditors non-auditing services whenever such services represent more than 5% of the external auditors’ compensation.

Additionally, the independent auditors must also declare to the audited company’s management that their providing these services does not affect the independence and objectivity that is necessary to external auditing services.

In May 2003, the CMN passed new regulations on auditing matters applicable to all Brazilian financial institutions. Under these new regulations, we are required to appoint a member of our management to be responsible for the follow-up and supervision of compliance with the accounting and auditing requirements set forth in the legislation.

Pursuant to this new regulation, financial institutions which have an adjusted net worth in excess of R$200 million are also required to create an audit committee made up of independent members. The number of members, the appointment and removal criteria, the term of office and the responsibilities of the audit committee must be set forth in the institutions’ bylaws. The audit committee must be fully operational by December 31, 2003. The audit committee will be responsible for recommending to management which independent auditors to hire, reviewing the financial statements, including the notes thereto, and the auditors’ opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management’s compliance with the recommendations made by the independent auditors, among other things. After December 31, 2003, we will be required to publish a report of the audit committee along with our financial statements. If we make the fiscal council into a permanent entity through shareholder vote, it could function as the audit committee.

Asset Management Regulation

Asset management is regulated by the CMN, Central Bank and CVM.

“Financial Investment Funds,” which are funds that predominantly hold fixed income assets, are subject to the regulation and supervision of the Central Bank and the CMN. Financial Investment Funds may be managed by multiple service banks, commercial banks, savings banks, investment banks, credit, finance and investment companies, brokerage and dealer companies within certain operational limits. CMN regulations provide that institutions must segregate their asset management activities from their other activities.

Financial Investment Funds may invest up to 49% of their assets in equity securities and interests in investment funds regulated and supervised by the CVM.

Financial Investment Funds may not:

  have more than 10% of their net worth invested in securities of a single issuer that is not a financial institution, its controlling shareholders, subsidiaries and affiliates or of a federal, state, municipality or other investment fund; and

  have more than 20% of their net worth invested in securities issued by a financial institution (including the fund manager), its controlling shareholders, subsidiaries and affiliates.

Variable income mutual funds, which we refer to as “Variable Income Funds,” are subject to the authorization, regulation and supervision of the CVM. Variable Income Fund portfolios may include:

  fixed income securities which are registered in trading and clearance systems administered by the CVM or the Central Bank, subject to a maximum of 49% of net worth;

  shares of companies registered with the CVM;

  securities whose distribution has been registered with the CVM;

  debt instruments issued by the national treasury, the Central Bank or financial institutions;

  quotas of financial investment funds and investment funds abroad;

  positions in the organized derivative markets relating to contracts involving shares and interest rates;

  share loan transactions; and

  repurchase transactions.

These Variable Income Funds may not:

  have more than 10% of their net worth in debt securities issued by the fund manager or any related party; or

  invest in equity securities issued by the fund manager or any related party.

On July 5, 2002, the Central Bank and the CVM entered into an agreement to coordinate their efforts in exercising joint supervision of the financial and capital markets, jointly preparing regulations, including fund regulations that are expected to have cross-market impact, and exchanging information on activities in the financial and capital markets.

Broker-Dealer Regulation

Broker and dealer firms are part of the national financial system and are subject to CMN, Central Bank and CVM regulation and supervision. Brokerage firms must be chartered by the Central Bank, and are the only institutions in Brazil authorized to trade on Brazil’s stock, mercantile and futures exchanges. Both brokers and dealers may act as underwriters in the public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe rules of conduct established by the Stock Exchanges and Bolsa de Mercadorias e Futuros and previously approved by the CVM. They must also select a director responsible for the observance of such rules.

Broker and dealer firms may not:

  with limited exceptions, execute operations that may be qualified as the granting of loans to their clients, including the assignment of rights;

  collect commissions from their constituents related to transactions of securities during the primary distribution;

  acquire assets which are not for their own utilization; or

  obtain loans from financial institutions, except for (a) loans for the acquisition of goods for use in connection with the firm’s corporate purpose or (b) loans the amount of which do not exceed two times the firm’s net worth.

Broker and dealer firms’ employees, managers, partners, controlling partnerships and controlled entities may negotiate securities for their own accounts only through the relevant broker and dealer firm.

Regulation of Internet and Electronic Commerce

The Brazilian congress has not enacted any specific legislation regulating electronic commerce. Accordingly it remains subject to existing laws and regulation on ordinary commerce and business transactions.

There are currently several bills dealing with Internet and electronic commerce regulation in the Brazilian congress. The proposed legislation, if enacted, would recognize the legal effect, validity and enforceability of information in the form of electronic messages, allowing parties to enter into an agreement, make an offer or accept one through electronic messages.

The CVM approved new regulations limiting Internet brokerage activities, which may be carried out only by registered companies. Brokers’ web pages must contain detailed information about their systems, fees, security and order processing. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Regulation of Operations in Other Jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, Miami, Buenos Aires, Tokyo, the Cayman Islands, the Bahamas and Luxembourg. The Central Bank exercises global consolidated supervision over Brazilian financial institutions’ branches, subsidiaries and corporate holdings abroad and we need the prior approval of the Central Bank to establish any new branch, subsidiary or representative office. In most cases, we had to obtain governmental approvals from local central banks and monetary authorities in such jurisdictions before commencing business. In all cases we are subject to supervision by local authorities.

Taxation

Tax on Financial Transactions

The Imposto Sobre Operações Financeiras, known as “IOF,” is a tax on foreign exchange, securities, credit and insurance transactions. The Minister of Finance sets the rates of the IOF tax, subject to a 25% ceiling set forth by law. The tax is withheld by the financial institution involved.

IOF may be imposed on a variety of foreign exchange transactions, including on the conversion of Brazilian currency into any foreign currency for the purposes of payment of dividends and repatriation of capital invested in our ADSs. Presently, however, the only foreign currency exchange transactions that are subject to the IOF are:

  the conversion into Brazilian currency of foreign loans with a term of less than 90 days, on which the IOF tax is levied at 5%; and

  foreign exchange transactions for the acquisition of goods with credit cards, in which case the rate is 2% of the amount of the transaction.

The IOF tax may also be levied on issuances of bonds or securities, including transactions carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF tax with respect to preferred shares and ADSs is currently 0%. The Minister of Finance, however, has the legal authority to increase the rate to a maximum of 1.5% per day of the amount of the taxed transaction, during the period the investor holds the securities, but only to the extent of the gain realized on the transaction and only from the date of its increase or creation.

The IOF tax is levied on all types of loan transactions, including overdraft loans, at a daily rate of 0.0041% of the amount of principal. In those loan transactions in which the principal amount is not determined prior to the transaction, in addition to the principal, the IOF tax is also levied on interest and other charges at the same rate. In any case, the IOF tax is subject to a maximum rate of 1.5% during one year.

The IOF tax is levied on insurance transactions at a rate of 2% of premiums paid in the case of private health insurance and at a rate of 7% of premiums paid in the case of other types of insurance.

IOF is also assessed on gains realized in transactions with terms of less than 30 days consisting of the sale, assignment, repurchase or renewal of fixed-income investments or the redemption of shares of financial investment funds, variable income funds or investment pools. For more information on financial investment funds and variable income funds, see “ - Regulation and Supervision - Asset Management Regulation.” The maximum rate of IOF payable in such cases is 1% per day and decreases with the length of the transaction, reaching zero for transactions with maturities of at least 30 days, except that the rate for the following types of transactions is currently 0%:

  transactions carried out by financial institution and other institutions chartered by the Central Bank as principals;

  transactions carried out by mutual funds or investment pools themselves;

  transactions carried out in the equity markets, including those performed in stock, futures and commodities exchanges and similar entities; and

  redemptions of shares in equity funds.

CPMF

In October 1996, the National Congress enacted a new tax called the Provisional Contribution on Financial Transactions, the CPMF. In June 2002, the Brazilian Senate approved an extension of the CPMF tax regime until December 31, 2004. The CPMF has been levied at a rate of 0.38% since 2002 and is scheduled to decrease to 0.08% in 2004. However, there is a proposed constitutional amendment that would change this temporary contribution into a permanent tax.

CPMF is collected on any checking account entry relating to funds kept in the country, with certain limited exceptions, creating an incentive for clients to reduce their transactions in the financial system and to limit their use of short-term investments. Financial institutions are exempted from the CPMF on financial transactions entered into in the course of their business. The CPMF rate can be modified at any time by the Brazilian government, but cannot exceed 0.38%. The government raised the CPMF rate from 0.30% to 0.38% in March 2001.

Income Tax and Social Contribution on Profits

Federal income tax, known as “IRPJ,” includes two components, a federal income tax and a social contribution tax on taxable profits, which is known as the “Social Contribution Tax.” In turn, the federal income tax includes two components, a federal income tax and an additional income tax. As of December 31, 2002, the federal income tax was assessed at a combined rate of 25% of adjusted net income. At the same date, the Social Contribution Tax was assessed at a rate of 9% of adjusted net income. Prior law provided that, as of January 1, 2003, the rate of the Social Contribution Tax would be reduced to 8%. However, starting January 1, 2003, the federal government decided to maintain the Social Contribution Tax rate at 9%. For further information on our income tax expense, see note 16 to our consolidated financial statements in Item 18.

Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their net profits. In addition, profits, capital gains and other income obtained by foreign branches or income obtained from subsidiaries or foreign corporations controlled by a Brazilian entity are computed in the calculation of an entity’s profits, in proportion to its participation in such foreign companies’ capital. The Brazilian entity is allowed to deduct any income tax paid abroad, up to the amount of Brazilian income taxes imposed on such income. Effective January 1, 2002, profits (including retained profits from previous years) realized by a Brazilian entity from controlled or affiliated companies are taxed as of the date of the Brazilian entity’s year-end balance sheet, unless such retained profits are paid or made available to the Brazilian entity before the date of its year-end balance sheet, in which case the profits are taxed at the time they are paid or become available.

Prior to January 1, 2002, profits realized by an entity in Brazil from a branch or agency were taxed as of the date of the Brazilian entity’s year-end balance sheet, and profits from a controlled or affiliated company were taxed as of the date such amounts were paid or made available to the Brazilian company as dividends or otherwise.

Dividends arising from profits generated after January 1, 1996 are not subject to withholding income tax when paid, nor to corporate income tax or individual income tax on the person receiving the dividend. However, as the payment of dividends is not tax deductible for the corporation distributing them, there is an alternative regime for shareholder compensation called “interest on capital,” which allows corporations to deduct any interest paid to shareholders from net profits for tax purposes. Such interest is limited to the amount that would have been payable under the federal government’s long-term interest rate as determined by the Central Bank from time to time and may not exceed the greater of:

  50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made, as measured in accordance with the Corporate Law Method; or

  50% of retained earnings for the year prior to the year in respect of which the payment is made, as measured in accordance with the Corporate Law Method.

The deductibility is limited to the product of (x) the long-term interest rate disclosed by the Brazilian government, known as “TJLP,” times (y) the corporation’s net worth calculated in accordance with the Corporate Law Method. Distributions of interest on capital paid to holders of preferred shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, are subject to a Brazilian withholding tax at a rate of 15%, except for payments to persons who are exempt from tax in Brazil or to persons situated in tax havens. In the latter case, payments are subject to tax at a rate of 25%. For more information on the taxation of interest on capital, see “Item 10. Additional Information - Taxation - Brazilian Tax Considerations - Distributions of Interest on Capital.”

Net deferred income tax assets include Brazilian net operating losses. Losses carried forward are available for offset during any year up to 30% of annual taxable income. No time limit is currently imposed on the application of net operating losses to offset future taxable income.

Gains realized by Brazilian holders on any disposition of preferred shares in Brazil are generally taxed at the following rates:

  20% if the transaction is carried out on a stock exchange; or

  15% if the transaction is carried out outside of a stock exchange.

As of January 1, 2002, the 10% tax rate applicable to transactions carried out on a Brazilian stock exchange increased from 10% to 20%.

Gains realized on any disposition of preferred shares in Brazil by non-Brazilian holders who are resident in a jurisdiction that under Brazilian law is deemed to be a “tax haven” (in other words, a country that imposes income tax at a rate of less than 20%) are subject to the same rates applicable to Brazilian holders, as described above.

Gains realized on the disposition of preferred shares in Brazil by non-Brazilian holders who are not resident in a “tax haven” are not taxable if:

  the proceeds obtained from the disposition of shares are remitted outside Brazil within five business days of the cancellation of the ADSs which were represented by the shares sold; or

  the foreign investment in the preferred shares is registered under CMN Resolution 2,689.

If neither of the above criteria is met, non-Brazilian holders are taxed at the same rates as Brazilian residents.

PIS and COFINS

Two federal taxes, the Programa de Integração Social contribution, known as “PIS,” and the Contribuição para Financiamento de Seguridade Social, known as “COFINS,” are imposed on our gross revenues at a combined rate of 3.65%. After September 1, 2003, this combined rate will increase to 4.65% for financial institutions. Nonetheless, many revenues, such as dividends, equity pick up, revenues from the sale of fixed assets and export revenues paid in foreign currency are not included in the calculation base for PIS and COFINS.

PIS is charged based on the revenues of entities incorporated or authorized to operate in Brazil. In November 1999, the calculation base was expanded from “revenues” to “gross revenues.” Brazilian laws authorize certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects. Until February 1999, PIS was imposed at a rate of 0.75%. Since that date the rate has been 0.65%.

Until January 1999, we were not subject to COFINS. Since February 1, 1999, COFINS has been imposed on our gross revenues at a rate of 3%. After September 1, 2003, this tax rate will increase to 4% for financial institutions. The calculation base for COFINS is the same as that for PIS. From January 1, 1999 to December 31, 1999, we were allowed to offset an amount corresponding to one third of the payments of COFINS against the social contribution tax on net profits. A committee of the Brazilian Congress is currently considering a proposed constitutional amendment to change COFINS into a non-cumulative tax credit system.

Leasing Regulation

The basic legal framework governing leasing transactions is established by Law No. 6,099 of September 12, 1974, as amended, which we call the “Leasing Law,” and the regulations issued thereunder by the CMN. The Leasing Law sets forth general guidelines for the incorporation of, and the activities permitted to be performed by, leasing companies. The CMN, in its capacity as regulator and supervisor of the financial system, provides the details of the provisions set forth in the Leasing Law and supervises and controls the transactions conducted by leasing companies. The laws and regulations issued by the Central Bank with respect to financial institutions in general, such as reporting requirements, capital adequacy and leverage, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies to the extent applicable.

Insurance Regulation

The Brazilian insurance system is governed by two regulatory agencies, the National Private Insurance Council, which we call the “CNSP,” and the Private Insurance Superintendency, which we call “SUSEP.” The SUSEP is responsible for implementing and overseeing the CNSP’s policy and ensuring compliance with this policy by insurance companies, insurance brokers and insured persons. Insurance companies require government approval to operate, as well as specific approval from the SUSEP to offer each of their products. Insurance companies may sell policies only through qualified brokers.

Insurance companies must set aside reserves, funds and provisions in accordance with CNSP criteria. The investments backing up the reserves must be diversified. A substantial portion of the assets in which insurance companies can invest in are securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to a series of rules and conditions imposed by the CMN regarding the investment of reserves.

Insurance companies are prohibited from:

  acting as financial institutions by extending credit and issuing guarantees;

  trading in securities (subject to exceptions); or

  investing outside of Brazil.

Insurance companies must operate within technical limits set forth by SUSEP pursuant to rules established by the CNSP. The rules take into account the economic and financial situation of the insurance companies, the technical conditions of their respective portfolios and the results of their operations with IRB.

Brazil’s federal government has announced the privatization of IRB. The date of the privatization auction has not been set. Insurance companies must reinsure an amount with IRB equal to the amount of their liabilities that exceeds the applicable technical limit on liabilities and, in the case of co-insurance, the quota established by the CNSP.

Insurance companies must file unaudited monthly and audited quarterly, semiannual and annual reports with the SUSEP.

Insurance companies are exempt from ordinary financial liquidation procedures and instead follow a special procedure administered by SUSEP. Financial liquidation may be either voluntary or compulsory. The Minister of Finance institutes compulsory dissolutions of insurance companies.

There is currently no restriction on foreign investment in insurance companies.

Health Insurance

Private health insurance and health plans are currently regulated by Law No. 9,656, of July 4, 1998, as amended, which we refer to as the “Health Insurance Law,” which determines the general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers. The Health Insurance Law establishes, among other things:

  mandatory coverage of certain expenses, such as those arising from preexisting conditions;

  the conditions precedent for admission to a plan;

  the geographical area covered by each insurance policy; and

  the pricing criteria plans may use.

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council.

Prior to December 31, 2001, insurance companies were able to offer private health assistance plans. Subsequent to that date, only operators of private health assistance plans may offer such plans. We created Bradesco Saúde S.A. in 1999 to fulfill this requirement.

Private Pension Plans

Open pension plans are subject, for purposes of inspection and control, to the authority of the National Council of Private Insurance and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank may also issue regulations pertinent to private pension plans, particularly with respect to technical reserves.

Private pension entities must set aside reserves and provisions as collateral for their liabilities.

SELECTED STATISTICAL INFORMATION

We have included the following information for analytical purposes. You should read this information in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements in Item 18.

Average Balance Sheet and Interest Rate Data

The following table presents the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period. We calculated the average balances using the daily book balances, which include the related allocated interest.

We show liabilities in two categories: local and foreign currencies. Local currency balances represent liabilities expressed in reais, while foreign currency balances represent liabilities denominated in foreign currencies, primarily the U.S. dollar. We did not break out asset balances into domestic and international currencies as substantially all of our assets are denominated in reais.

We excluded non-performing loans from “loans” in determining average assets and liabilities, and classified them as non-interest-earning assets. Cash received on non-performing loans during the period are included in interest income on loans. We do not consider these amounts significant.

We do not present interest income on a tax-equivalent basis as Brazilian tax law does not currently provide for tax exemptions for interest earned on investment securities.

Additionally, fees received from various loan commitments are included in interest income on loans. We do not consider these amounts significant.

	December 31, 2000			December 31, 2001			December 31, 2002
	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)

	(R$ in millions, except %)
Interest-earning assets (1)
Loans	R$31,621	R$7,705	24.4%	R$40,928	R$11,672	28.5%	R$49,590	R$17,025	34.3%
Federal funds sold and securities purchased under agreements to resell	9,657	1,407	14.6	10,569	2,263	21.4	10,322	2,947	28.6
Trading assets	17,532	3,442	19.6	19,785	3,833	19.4	19,537	3,595	18.4
Available for sale securities(2)	2,839	279	9.8	3,793	352	9.3	3,045	487	16.0
Securities held to maturity	-	-	-	-	-	-	5,295	1,954	36.9
Interest-bearing deposits in other banks	1,607	148	9.2	1,996	219	11.0	2,154	296	13.7
Other interest-earning assets
Central Bank compulsory deposits	3,135	324	10.3	3,580	299	8.4	8,149	2,058	25.3
Other assets	851	53	6.2	167	14	8.4	340	32	9.4

Total interest-earning assets	67,242	13,358	19.9	80,818	18,652	23.1	98,432	28,394	28.8

Non-interest-earning assets(3)
Cash and due from banks	1,145	-	-	1,630	-	-	2,746	-	-
Central Bank compulsory deposits	2,559	-	-	2,756	-	-	3,371	-	-
Available for sale securities	2,220	-	-	2,735	-	-	1,772	-	-
Non-performing loans(4)	1,301	-	-	2,193	-	-	2,282	-	-
Allowance for loan losses	(2,200)	-	-	(2,599)	-	-	(3,360)	-	-
Investment in unconsolidated companies and other investments	437	-	-	841	-	-	552	-	-
Premises and equipment	2,240	-	-	2,473	-	-	3,176	-	-
Intangibles assets	561	-	-	834	-	-	2,340	-	-
Other assets	15,770	-	-	9,617	-	-	12,136	-	-

Total non-interest-earning assets	24,033	-	-	20,480	-	-	25,015	-	-

Total assets	R$91,275	R$13,358	14.6%	R$101,298	R$18,652	18.4%	R$123,447	R$28,394	23.0%

Interest-bearing liabilities
Deposits from banks
Domestic(3)	R$627	R$74	11.8%	R$176	R$24	13.6%	R$223	R$36	16.1%

Total	627	74	11.8	176	24	13.6	223	36	16.1
Savings deposits
Domestic(3)	17,193	1,311	7.6	17,386	1,374	7.9	19,033	1,585	8.3
International(5)	87	7	8.0	100	7	7.0	-	-	-

Total	17,280	1,318	7.6	17,486	1,381	7.9	19,033	1,585	8.3
Time deposits
Domestic(3)	9,845	1,439	14.6	11,223	1,776	15.8	18,392	2,936	16.0
International(5)	1,183	69	5.8	1,374	100	7.3	2,955	252	8.5

Total	11,028	1,508	13.7	12,597	1,876	14.9	21,347	3,188	14.9
Federal funds purchased and securities sold under agreements to repurchase	9,543	1,366	14.3	12,278	1,921	15.6	9,670	2,051	21.2
Borrowings
Short-term
International(5)	6,266	806	12.9	8,751	1,928	22.0	10,137	3,975	39.2

Total	6,266	806	12.9	8,751	1,928	22.0	10,137	3,975	39.2
Long-term
Domestic(3)	4,542	786	17.3	5,489	946	17.2	7,324	1,716	23.4
International(5)	3,161	654	20.7	4,300	1,083	25.2	5,093	2,376	46.7

Total	7,703	1,440	18.7	9,789	2,029	20.7	12,417	4,092	33.0

Total interest-bearing liabilities	52,447	6,512	12.4	61,077	9,159	15.0	72,827	14,927	20.5

Non-interest-bearing liabilities
Demand deposits
Domestic(3)	6,790	-	-	7,417	-	-	9,678	-	-
International(5)	25	-	-	47	-	-	182	-	-

Total	6,815	-	-	7,464	-	-	9,860	-	-
Other non-interest-bearing liabilities	25,278	-	-	23,752	-	-	30,529	-	-

Total non-interest-bearing liabilities	32,093	-	-	31,216	-	-	40,389	-	-

Total liabilities	84,540	6,512	7.7	92,293	9,159	9.9	113,216	14,927	13.2

Shareholders’ equity	6,596	-	-	8,861	-	-	10,015	-	-
Minority interests in consolidated subsidiaries	139	-	-	144	-	-	216	-	-

Total liabilities and shareholders’ equity	R$91,275	R$6,512	7.1%	R$101,298	R$9,159	9.0%	R$123,447	R$14,927	12.1%

__________________
(1)	Primarily denominated in reais.
(2)	We calculate the average balance and the interest on available for sale securities based upon the historical average of the amortized cost of investments.
(3)	Denominated in reais.
(4)	In 2000, includes an increase in average non-performing loans as a result of change in policy for the charge-off of loans. See “--Credit Operations--Charge-offs.”
(5)	Denominated in foreign currency, primarily U.S. dollars.

Changes in Interest Income and Expenses - Volume and Rate Analysis

The following table shows the effects of changes in our interest income and expense arising from changes in average volumes and average yield/rates for the periods presented. We calculated the changes in volume and interest rate based on the evaluation of average balances during the period and changes in average interest rates on interest-earning assets and interest-bearing liabilities. We allocated the net change from the combined effects of volume and rate proportionately to the average volume and rate, in absolute terms, without considering positive and negative effects.

	December 31, 2001/2000			December 31, 2002/2001
	Increase (decrease) due to changes in
	Average Volume	Average yield/rate	Net change	Average Volume	Average yield/rate	Net change

	(R$ in millions)
Interest-earning assets
Loans	R$2,513	R$1,454	R$3,967	R$2,727	R$2,626	R$5,353
Federal funds sold and securities purchased under agreements to resell	143	713	856	(54)	738	684
Trading assets	437	(46)	391	(48)	(190)	(238)
Available for sale securities	89	(16)	73	(80)	215	135
Securities held to maturity(1)	-	-	-	967	987	1,954
Interest-bearing deposits in other banks	40	31	71	18	59	77
Central Bank compulsory deposits	42	(67)	(25)	680	1,079	1,759
Other assets	(53)	14	(39)	16	2	18

Total interest-earning assets	3.211	2,083	5,294	4,226	5,516	9,742

Interest-bearing liabilities
Deposits from banks
Domestic	(60)	10	(50)	7	5	12

Total	(60)	10	(50)	7	5	12

Savings deposits
Domestic	15	48	63	135	76	211
International	1	(1)	-	(7)	-	(7)

Total	16	47	63	128	76	204

Time deposits
Domestic	212	125	337	1,144	16	1,160
International	12	19	31	132	20	152

Total	224	144	368	1,276	36	1,312

Federal funds purchased and securities sold under agreements to repurchase	419	136	555	(462)	592	130
Borrowings
Short-term
International	401	721	1,122	346	1,701	2,047

Total	401	721	1,122	346	1,701	2,047

Long-term
Domestic	163	(3)	160	371	399	770
International	268	161	429	230	1,063	1,293

Total	431	158	589	601	1,462	2,063

Total interest-bearing liabilities	R$1,431	R$1,216	R$2,647	R$1,896	R$3,872	R$5,768

______________
(1)	We began treating securities as securities held to maturity in 2002.

Net Interest Margin and Spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities and net interest income, and compares the net interest margin and net interest spread for the periods indicated.

	2000	2001	2002
	(R$ in millions, except %)
Average balance of interest-earning assets	R$67,242	R$80,818	R$98,432
Average balance of interest-bearing liabilities	52,447	61,077	72,827
Net interest income(1)	R$6,846	R$9,493	R$13,467
Interest rate on the average balance of interest-earning assets	19.9%	23.1%	28.8%
Interest rate on the average balance of interest-bearing liabilities	12.4	15.0	20.5
Net yield on interest-earning assets(2)	7.5	8.1	8.3
Net interest margin(3)	10.2%	11.7%	13.7%
____________________________
(1)	Total interest income less total interest expenses.
(2)	Difference between the yield on the rates of the average interest-earning assets and the rate of the average interest-bearing liabilities.
(3)	Net interest income divided by average interest-earning assets.

Return on Equity and Assets

The following table presents selected financial ratios for the periods indicated.

	2000	2001	2002
	(R$ in millions, except % and per share information)
Net income	R$1,799	R$2,270	R$2,142
Average total assets	91,275	101,298	123,447
Average shareholders’ equity	R$6,596	R$8,861	R$10,015
Net income as a percentage of average total assets	2.0%	2.2%	1.7%
Net income as a percentage of average shareholders’ equity	27.3	25.6	21.4
Average shareholders’ equity as a percentage of average total assets	7.2%	8.7%	8.1%
Dividends payout ratio per class of shares(1)
Preferred	0.43	0.37	0.44
Common	0.43	0.37	0.44
____________________________
(1)	Total declared dividends per share divided by net income.

Securities Portfolio

The table below shows our portfolio of trading assets, available for sale securities and securities held to maturity as of December 31, 2000, 2001 and 2002. The amounts below exclude our investments in unconsolidated companies. For additional information on our equity investees, see note 9 to our consolidated financial statements included in Item 18. The amounts also exclude our compulsory holdings of Brazilian government securities, as required by the Central Bank. For more information on our compulsory holdings, see note 3 to our consolidated financial statements included in Item 18. We state trading assets and available for sale securities at market value. See notes 2(e), 2(f), 2(g), 2(h), 4, 5 and 6 to our consolidated financial statements included in Item 18 for a further description of our treatment of trading assets and available for sale securities and securities held to maturity.

	December 31,
	2000	2001	2002
	(R$ in millions, except %)
Trading securities
Brazilian government securities	R$4,543	R$6,284	R$6,920
Mutual funds	12,625	16,542	15,415
Derivative financial instruments	617	1,508	282
Others	-	-	166

Total	R$17,785	R$24,334	R$22,783

Trading securities as a percentage of total assets	19.4%	22.5%	17.5%

Available for sale securities
Brazilian government securities	R$108	R$212	R$1,222
Brazilian securities issued abroad	258	633	143
State and municipal securities	56	46	-
Corporate debt securities	858	408	849
Bank debt securities	1,714	2,121	125
Equity securities in public companies	2,035	2,118	2,427

Total	R$5,029	R$5,538	R$4,766

Available for sale securities as a percentage of total assets	5.5%	5.1%	3.7%
Held to maturity securities
Brazilian government securities	-	-	R$2,929
Brazilian securities issued abroad	-	-	1,072

Total	-	-	R$4,001

Held to maturity securities as a percentage of total assets	-	-	3.1%

Maturity Distribution

The following table sets forth the maturity dates and weighted average yield, as of December 31, 2002, of our trading securities, available for sale securities and securities held to maturity. As of December 31, 2002 we held no tax-exempt securities in our portfolio.

	December 31, 2002
	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Unspecified Maturity		Total

	Average yield		Average yield		Average yield		Average yield		Average yield		Average yield

	R$	%	R$	%	R$	%	R$	%	R$	%	R$	%
	(R$ in millions, except %)
Trading bonds and securities:
Brazilian government securities	R$4,862	-	R$1,266	-	R$651	-	R$141	-	-	-	R$6,920	-
Fixed rate	603	24.8%	83	27.0%	-	-	-	-	-	-	686	24.4%
Floating rate	3,994	19.1	1,183	19.0	651	19.2%	141	12.5%	-	-	5,969	19.0
Floating rate - bills of exchange	265	3.3	-	-	-	-	-	-	-	-	265	3.3
Others	88	-	59	-	4	-	15	-	-	-	166	-
Floating rate - bills of exchange	88	31.4	59	40.3	4	20.1	15	13.1	-	-	166	32.1
Mutual Funds(1)	-	-	-	-	-	-	-	-	R$15,415	-	15,415	-
Floating rate	-	-	-	-	-	-	-	-	15,415	17.5%	15,415	17.5
Derivative financial instruments	-	-	-	-	-	-	-	-	282	-	282	-
Floating rate	-	-	-	-	-	-	-	-	282	-	282	-

Total trading bonds and securities	4,950	-	1,325	-	655	-	156	-	15,697	-	22,783	17.9

Available for sale securities at market value:
Brazilian government securities	-	-	769	-	381	-	72	-	-	-	1,222	-
Floating rate	-	-	769	19.0	381	20.4	72	21.3	-	-	1,222	20.9
Brazilian sovereign bonds issued abroad	-	-	-	-	-	-	143	-	-	-	143	-
Floating rate - bills of exchange	-	-	-	-	-	-	143	68.0	-	-	143	68.0
Bonds issued by non-financial institutions	124	-	218	-	363	-	144	-	-	-	849	-
Floating rate	124	20.4	218	19.6	363	24.1	144	16.1	-	-	849	21.0
Bonds issued by financial institutions	80	-	10	-	-	-	35	-	-	-	125	-
Floating rate	-	-	10	36.0	-	-	35	36.0	-	-	45	36.0
Floating rate - bills of exchange	80	22.5%	-	-	-	-	-	-	-	-	80	22.5
Securities portfolio (open companies)	-	-	-	-	-	-	-	-	2,427	-	2,427	-

Total available for sale securities	204	-	997	-	744	-	394	-	2,427	-	4,766	21.3

Total securities held to maturity, at amortized cost:
Brazilian government securities	-	-	471	-	192	-	2,266	-	-	-	2,929	-
Floating rate	-	-	-	-	192	31.9	2,266	33.7	-	-	2,458	33.2
Floating rate - bills of exchange	-	-	471	37.8%	-	-	-	-	-	-	471	37.8
Brazilian sovereign bonds issued abroad	-	-	-	-	960	-	112	-	-	-	1,072	-
Floating rate - bills of exchange	-	-	-	-	960	68.0%	112	68.0%	-	-	1,072	68.0

Total securities held to maturity	-	-	471	-	1,152	-	2,378	-	-	-	4,001	37.0%

Total	R$5,154	-	R$2,793	-	R$2,551	-	R$2,928	-	R$18,124	-	R$31,550	-

_____________________
(1)

Investments in mutual funds are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable. These trading securities were excluded from the total yield computation.

The following table shows our securities portfolio by currency as of the dates indicated.

	At fair value		Amortized Cost
	Trading	Available for sale	Securities held to maturity	Total

		(R$ in millions)
December 31, 2002
Brazilian currency (reais)	R$22,352	R$4,051	R$2,458	R$28,861
Indexed to foreign currency(1)	-	-	471	471
Denominated in foreign currency (1)	431	715	R$1,072	2,218

December, 2001
Brazilian currency (reais)	21,976	4,332	-	26,308
Indexed to foreign currency(1)	2,358	-	-	2,358
Denominated in foreign currency(1)	-	1,206	-	1,206

December 31, 2000
Brazilian currency (reais)	16,301	4,401	-	20,702
Indexed to foreign currency(1)	R$1,484	-	-	1,484
Denominated in foreign currency(1)	-	R$628	-	R$628
_______________
(1)	Predominantly U.S. dollars.

Central Bank Compulsory Deposits

We are required to either maintain deposits with the Central Bank or purchase and keep Brazilian government securities as compulsory deposits. The following sets forth the amounts of these deposits as of the dates indicated.

	December 31,
	2000		2001		2002
	R$	% of total compulsory deposits	R$	% of total compulsory deposits	R$	% of total compulsory deposits

	(R$ in millions, except %)
Total deposits
Non-interest-earning(1)	R$2,235	42.4%	R$3,503	42.6%	R$3,956	24.6%
Interest-earning(2)	3,036	57.6	4,729	57.4	12,101	75.4

Total	R$5,271	100.0%	R$8,232	100.0%	R$16,057	100.0%

__________________
(1)	Primarily demand deposits.
(2)	Primarily time and savings deposits.

Credit Operations

The following table summarizes our outstanding loans by category of transaction. Substantially all of our loans are with borrowers domiciled in Brazil and are denominated in reais. The majority of our loans are denominated in reais and indexed to fixed or variable interest rates. A smaller portion of them are denominated in or indexed to the U.S. dollar and subject to fixed interest rates.

	December 31,
	1998	1999	2000	2001	2002
	(R$ in millions)
Type of credit operations
Commercial
Industrial and others	R$10,124	R$11,336	R$16,275	R$18,142	R$20,157
Import financing	2,052	1,443	1,504	1,475	1,291
Export financing	1,787	2,814	4,566	5,160	7,863
Leasing	1,932	2,025	2,028	1,667	1,506
Real estate construction financing	681	612	545	543	427
Individuals
Overdraft	418	467	647	1,199	1,033
Residential mortgage loans	2,357	2,109	1,625	1,246	1,200
Other financing (1)	1,487	2,259	5,491	6,985	8,269
Credit card	602	889	655	973	1,164
Rural credit	2,140	2,256	2,910	2,959	3,922
Foreign currency loans	899	1,078	1,499	2,388	3,151
Public Sector	3	3	5	-	-
Non-performing loans(2)	507	728	1,689	2,257	2,341
Allowance for loan losses(2)	(1,178)	(1,783)	(2,345)	(2,941)	(3,455)

Loans, net	R$23,811	R$26,236	R$37,094	R$42,053	R$48,869

___________________
(1)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.
(2)

In 2000, includes an increase of R$403 million in non-performing loans, and the equivalent increase in the allowance for loan losses, as a result of the change in our policy for the charge-off of loans.

The types of credit operations presented above are as follows:

Commercial - commercial loans include loans to corporate customers, including small businesses, as well as the financing of imports for corporate customers. We also provide advances to corporate exporters under trade exchange contracts which are typically short- and medium-term loans.

Real estate construction financing - real estate construction financing is primarily mortgage loans to construction companies, which generally have medium-term maturities.

Leasing - leasing contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers.

Public sector - public sector credit operations are loans to Brazilian federal, state and municipal governments or agencies.

Individuals - loans to individuals include mortgage loans to individuals for the purchase of their own residences, which generally have long-term maturities, credit cards and lines of credit provided to individuals under pre-approved credit limits as a result of overdrafts on their deposit accounts. We offer individuals personal loans for various other purposes, classified as “other financing,” of which more than 77% consists, at each date in the table above, of loans for the acquisition of vehicles and direct consumer financing.

Rural credit - rural credit consists of loans to borrowers who operate in rural businesses, including farming, production, livestock and reforestation.

Non-performing loans - we classify all loans that are 60 days or more overdue as non-performing and subject to review for impairment in accordance with SFAS 114, “Accounting for Impairment of a Loan by a Creditor,” as amended by SFAS 118. We cease accruing interest on them once they are classified as non-performing. We estimate the value of non-performing loans based on:

  the present value of expected future cash flows discounted at the loan’s effective interest rate;

  the observable market value of the loan; or

  for collateral-dependent loans, the fair value of the underlying collateral.

Through the allowance for loan losses we establish a valuation allowance for the difference between the carrying value of the impaired loan and its value as determined above. We periodically adjust the allowance for loan losses based on an analysis of the loan portfolio. We take a provision for 100% of the value of our non-performing loans at or prior to their becoming 180 days overdue, depending on their credit rating. Interest on impaired loans is recorded as a reduction in the outstanding balance, and interest income is recognized on a cash basis.

Loans with small outstanding balances, such as overdraft loans, credit cards, residential mortgages and consumer credit, are considered in the aggregate for the purpose of evaluating the risk of default. Loans with larger outstanding balances are evaluated based on the risk characteristics of each borrower.

Charge-offs

Once a loan is 360 days overdue, we charge it off. Our current policies regarding the charge-off of non-performing loans entered into effect in March 2000. Prior to March 31, 2000, we charged off loan receivables once they were more than 240 days overdue. Accordingly, the new charge-off policy generally results in a delay of an additional 120 days before loans are charged off. Under the policy in effect prior to March 31, 2000, when we charged loans off, we reduced the allowance for loan losses by 100% of the value of the loan and reduced our assets by the same amount. Because the policy change did not change the criteria for establishing an allowance for loan losses with respect to any loan, it did not impact our determination of the adequacy of our allowance for loan losses, which we believe continues to be satisfactory. Because under both the charge off policies in place prior to and subsequent to March 31, 2000 all substantial efforts to collect the loans were or are complete at the time they were or are charged off, we believe that both policies are consistent with U.S. GAAP.

In limited circumstances, under both the previous and the current policies, we may charge off overdue loans before they become the required number of days overdue, if we consider it appropriate to do so. Under both policies, charging off overdue loans prior to the mandated time limit is a measure that we have applied only selectively, such as in the event of the bankruptcy of the debtor. The policy changes that came into effect in March 2000 did not alter our judgment as to what limited circumstances warrant an early charge off.

Under the current policies we carry overdue loans as non-performing loans for 360 days before charging them off. Because under the previous policies we carried them for only 240 days before charging them off, as a result of the adoption of the new policies the amount of our non-performing loans increased by an amount equal to the amount of loans which were 240 to 360 days in arrears. In addition, since the allowance for loan losses related to any loan remains on our books until the loan is charged off, our allowance for loan losses also increased when we implemented the new policy. Because the amount of the allowance for each non-performing loan more than 240 days overdue equals the value of that loan, the amount of this increase also equaled the amount of loans which were 240 to 360 days in arrears.

The following table shows the effect of the change in our charge-off policy on net loans, provision for loan losses, shareholders’ equity and net income as of December 31, 2000. Because under both policies we took provisions for 100% of the value of loans once they were 240 days overdue, the change in policy did not affect the amount of our net loan balances, provision for loan losses, shareholder’s equity or net income.

	December 31, 2000
	Previous methodology	Effect of change in charge-off policy	Current methodology

	(R$ in millions)
Performing loans	R$37,750	-	R$37,750
Non-performing loans	1,286	R$403	1,689
Allowance for loan losses	(1,942)	R$(403)	(2,345)

Loans, net	37,094	-	37,094

Provision for loan losses	1,244	-	1,244

Shareholders’ equity	7,881	-	7,881

Net income	R$1,799	-	R$1,799

Because the data regarding our non-performing loans, charge-offs and allowance for loan losses subsequent to the change in March 2000 is not directly comparable to the corresponding data calculated previous to the change, we continue to manage loans under the old policy in order to allow us to compare and evaluate historical and current trends in the level of our non-performing loans, charge-offs and allowance for loan losses. For analysis of what our allocation of the allowance for loan losses for 2000 would have been under the charge-off policy in place prior to March 31, 2000, see “ - Allocation of the Allowance for Loan Losses.”

As a result of identical increases in both the allocation for loan losses and the balance of total loans, our ratio of allocation for loan losses to total loans decreased to 5.9% at year-end 2000, whereas under the policy in place prior to March 31, 2000 the ratio would have been 5.0%. Similarly, equal increases in both the allowance for loan losses and the balance of non-performing loans caused our ratio of the allowance for loan losses to non-performing loans to decrease by more under the new policy (to 138.8% at year-end 2000) than would have been the case under the old policy (151.0% at year-end 2000). As a result of the same increases, our ratio of the allowance for loan losses to the sum of non-performing loans and foreclosed assets decreased under the new policy to 123.3% at year-end 2000, whereas under the prior policy the ratio would have been 129.6%. All of the differences result from the arithmetic effect of increasing the numerator and denominator of each ratio by an identical amount. For a tabular presentation comparing the ratios under the old and new charge-off policies, see “ - Non-performing Loans and Allowance for Loan Losses.”

As loans less than 60 days overdue are considered performing under both the prior and the current policies, our calculations of our performing loans and the related allowance for loan losses on performing loans have not been affected. There were no other changes made to our loan classification system. For more information on our categorization of loans, see “ - Regulation and Supervision - Bank Regulations - Treatment of Overdue Debts” and “ - Classification of Credit Operations.”

Maturities and Interest Rates of Loans

The following tables show the distribution of maturities of our loans by type, as well as the composition of our loan portfolio by interest rate and maturity for the period indicated.

	December 31, 2002
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(2)	Total loans, gross	Allowance for losses	Total

	(R$ in millions)
Type of loan
Commercial
Industrial and others	R$4,728	R$5,555	R$2,598	R$1,695	R$2,693	R$2,719	R$1,062	R$21,050	R$(1,450)	R$19,600
Import financing	376	267	336	255	47	10	5	1,296	(42)	1,254
Export financing	2,156	3,016	1,754	475	444	17	39	7,901	(95)	7,806
Real estate construction financing	8	17	31	70	219	81	46	472	(53)	419
Leasing	100	193	244	371	558	27	80	1,573	(142)	1,431
Individuals
Overdraft	846	-	-	-	-	-	330	1,176	(155)	1,021
Residential mortgage loans	44	60	70	188	538	287	157	1,344	(202)	1,142
Other financings(1)	1,057	1,463	1,380	2,215	1,939	27	1,063	9,144	(898)	8,246
Credit cards	-	-	-	-	-	-	1,253	1,253	(82)	1,171
Rural credit	148	295	435	771	729	1,537	38	3,953	(261)	3,692
Foreign currency loans	219	516	424	1,017	901	68	17	3,162	(75)	3,087

Total	R$9,682	R$11,382	R$7,272	R$7,057	R$8,068	R$4,773	R$4,090	R$52,324	R$(3,455)	R$48,869

______________________
(1)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.
(2)	Primarily includes non-performing credit cards and loans.

December 31, 2002
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross

(R$ in millions)
Types of loans to customer by maturity
Floating or adjustable rates(1)	R$4,151	R$5,025	R$4,217	R$3,983	R$5,602	R$4,195	R$2,341	R$29,514
Fixed rates	5,531	6,357	3,055	3,074	2,466	578	1,749	22,810

Total by maturity	R$9,682	R$11,382	R$7,272	R$7,057	R$8,068	R$4,773	R$4,090	R$52,324

____________________
(1)	Includes non-performing loans

Credit Approval Process

For a description of our credit approval process, see “ - The Company - Risk Management - Credit.”

Indexation

Substantially all of our portfolio of loans is denominated in reais. However, a portion of our portfolio is indexed to foreign currencies, predominantly the U.S. dollar. Our loans indexed to the U.S. dollar consist of on-lending of Eurobond funds and export and import financing. In many cases our clients hold derivative instruments to minimize exchange rate variation risk.

Non-performing Loans and Allowance for Loan Losses

The following table presents a summary of our non-performing loans (comprised entirely of non-accrual loans) together with certain asset quality ratios, at the dates indicated. We aggregate small balance homogeneous loans, such as overdrafts, consumer installment loans and credit card financing, for the purpose of measuring impairment. We assess larger balance loans based on the risk characteristics of each individual borrower. We do not have any material restructured loans. For a discussion of the effect on asset quality ratios of the change in charge-off policy that we adopted in March 2000, see “ - Credit Operations - Non-performing Loans - Charge-Offs.”

	December 31,
	1998	1999	2000(1)	2000	2001	2002

	(R$ in millions, except %)
Non-performing loans	R$507	R$728	R$1,286	R$1,689	R$2,257	R$2,341
Foreclosed assets, net of reserves	310	234	213	213	192	257

Total non-performing loans and foreclosed assets	817	962	1,499	1,902	2,449	2,598

Allowance for loan losses	1,178	1,783	1,942	2,345	2,941	3,455
Total loans	R$24,989	R$28,019	R$39,036	R$39,439	R$44,994	R$52,324

Non-performing loans as a percentage of total loans	2.0%	2.6%	3.3%	4.3%	5.0%	4.5%
Non-performing loans and foreclosed assets as a percentage of total loans	3.3	3.4	3.8	4.8	5.4	5.0
Allowance for loan losses as a percentage of total loans	4.7	6.4	5.0	5.9	6.5	6.6
Allowance for loan losses as a percentage of non-performing loans	232.3	244.9	151.0	138.8	130.3	147.6
Allowance for loan losses as a percentage of non-performing loans and foreclosed assets	144.2	185.3	129.6	123.3	120.1	133.0
Net charge-offs for the period as a percentage of the average balance of loans	3.2%	4.6%	3.4%	2.2%	2.9%	4.1%
____________________
(1)	Non-performing loans calculated in accordance with the charge-off policy prior to March 31, 2000.

We do not have a significant amount of foreign loans. Substantially all of our assets are denominated in reais.

Outstanding Foreign Loans

The aggregate amount of our outstanding cross-border loans does not exceed 1% of our total assets. Therefore, we do not believe that such information is material to an understanding of the risks associated with our loan portfolio.

Additionally, our deposit base is primarily comprised of Brazilian residents and the amount of deposits in our branches outside Brazil is less than 6% of our total deposits and is therefore not considered significant.

Loans by Economic Activity

The following table summarizes our loans by borrowers’ economic activity as of the dates indicated. This table does not include non-performing loans.

	December 31,
	2000		2001		2002
	Loan portfolio	% of loan portfolio	Loan portfolio	% of loan portfolio	Loan portfolio	% of loan portfolio

	(R$ in millions, except %)
Industrial
Food, beverages and tobacco	R$1,773	4.7%	R$2,124	5.0%	R$2,769	5.5%
Electric and electronic, and communication equipment	444	1.2	609	1.4	545	1.1
Chemicals and pharmaceuticals	1,546	4.0	1,852	4.3	1,671	3.3
Civil construction	542	1.4	763	1.8	1,004	2.0
Basic metal industries	1,474	3.8	1,710	4.0	2,438	4.9
Textiles, clothing and leather goods	857	2.3	854	2.0	1,163	2.3
Manufacturing of machinery and equipment	676	1.8	936	2.2	1,049	2.1
Paper, paper products, printing and publishing	1,197	3.1	1,270	3.0	1,586	3.2
Automotive	744	2.0	1,003	2.3	1,060	2.1
Non-metallic minerals	170	0.5	458	1.1	222	0.4
Rubber and plastic	365	1.0	463	1.1	484	1.0
Information technology and office equipment	63	0.2	68	0.2	95	0.2
Wood and wood products, including furniture	360	1.0	380	0.9	449	0.9
Extractive	594	1.6	328	0.8	355	0.7
Petrochemicals	292	0.8	199	0.5	78	0.2
Other manufacturing industries	1,646	4.4	1,777	4.1	1,794	3.6

Subtotal	12,743	33.8	14,794	34.7	16,762	33.5

Individuals
Consumer loans	6,793	18.0	9,157	21.4	10,466	20.9
Residential mortgage loans	1,625	4.3	1,246	2.9	1,200	2.4
Lease financing	692	1.8	231	0.5	103	0.2

Subtotal	9,110	24.1	10,634	24.8	11,769	23.5

Real Estate
Construction	545	1.4	543	1.3	427	0.9
Commercial
Retail	2,576	6.8	3,056	7.2	2,919	5.8
Wholesale	2,989	7.9	3,118	7.3	4,971	10.0
Lodging and catering services	163	0.5	219	0.5	218	0.4

Subtotal	5,728	15.2	6,393	15.0	8,108	16.2

Financial services
Financial institutions	717	1.9	675	1.6	691	1.4
Insurance companies and private pension plans	5	-	4	-	6	-

Subtotal	722	1.9	679	1.6	697	1.4

Services
Telecommunications	1,295	3.4	1,843	4.3	2,702	5.4
Service providers	901	2.4	1,292	3.0	1,173	2.3
Transportation	1,620	4.3	1,589	3.7	1,710	3.4
Real estate	166	0.4	45	0.1	554	1.1
Health and social services	184	0.5	119	0.3	381	0.8
Leisure	219	0.6	265	0.6	444	0.9
Education	107	0.3	287	0.7	150	0.3
Public administration and defense	58	0.2	12	-	8	-
Other	1,442	3.8	1,283	3.0	1,176	2.4

Subtotal	5,992	15.9	6,735	15.7	8,298	16.6

Agriculture, livestock, forestry and fishing	2,910	7.7	2,959	6.9	3,922	7.9

Total	R$37,750	100.0%	R$42,737	100.0%	R$49,983	100.0%

Classification of Credit Operations

The following table shows our loan portfolio’s classification by risk category as of December 31, 2002, where AA represents minimum credit risk and H represents extremely high credit risk. At December 31, 2002, approximately 91.6% of our loan portfolio was classified between AA and C, representing loans on full accrual basis.

Risk Level	Loans	Non-Performing Loans	Allowance for loan losses

		(R$ in millions)
AA	R$15,636
A	19,550		R$134
B	3,708		53
C	9,047		335
D	976	R$383	302
E	119	212	165
F	374	229	410
G	167	191	324
H	406	1,326	1,732

Total	R$49,983	R$2,341	R$3,455

Allowance for Loan Losses

The following table states the allowance for loan losses by economic activity for the periods indicated.

	1998	1999	2000	2001	2002
	(R$ in millions, except %)

Balance at the beginning of the period	R$657	R$1,178	R$1,783	R$2,345	R$2,941
Charge-offs
Commercial
Industrial and others	(479)	(843)	(493)	(657)	(751)
Import financing	(10)	(16)	(2)	(22)	(5)
Export financing	(14)	(51)	(17)	-	(6)
Construction	(3)	(3)	(1)	(67)	(5)
Leasing	(1)	(4)	(59)	(29)	(31)
Individuals
Overdraft	(114)	(75)	(15)	(9)	(287)
Real estate	(103)	(128)	(46)	(185)	(26)
Financing(1)	(144)	(176)	(60)	(88)	(900)
Credit card	(114)	(3)	(47)	(4)	(162)
Agricultural	(14)	(77)	(89)	(341)	(145)
Foreign currency loans	(28)	(48)	(70)	(12)	(2)

Total charge-offs(2)	(1,024)	(1,424)	(899)	(1,414)	(2,320)

Recoveries
Commercial
Industrial and others	89	86	82	52	69
Import financing	2	1	-	-	2
Export financing	1	2	-	-	1
Construction	3	5	4	3	1
Leasing	3	4	18	16	17
Individuals
Overdraft	14	12	6	17	83
Real estate	23	17	71	76	5
Financing(1)	54	45	20	38	97
Credit card	7	6	5	33	15
Agricultural	20	5	8	5	1
Foreign currency loans	7	1	3	7	-

Total recoveries	223	184	217	247	291

Net charge-offs(2)	(801)	(1,240)	(682)	(1,167)	(2,029)

Provision for loan losses	1,322	1,845	1,244	1,763	2,543

Balance at the end of the period(2)	R$1,178	R$1,783	R$2,345	R$2,941	R$3,455

Net charge-offs during the period as a percentage of average loans outstanding	3.2%	4.6%	2.2%	2.9%	4.1%
______________________
(1)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.
(2)	In 2000, includes a reduction of R$403 million in charge-offs, and an equivalent increase in the allowance for loan losses, as a result of the change in our policy for the charge-off of loans.

Based on information available regarding our debtors, we believe that our aggregate allowance for loan losses is sufficient to cover probable loan losses.

The following table sets forth our provision for loan losses, charge-offs and recoveries included in results of operations for the periods indicated.

	Year ended December 31,			% Change
	2000	2001	2002	2001/2000	2002/2001
	(R$ in millions)
Provision for loan losses	R$1,244	R$1,763	R$2,543	41.7%	44.2%
Loan charge-offs(1)	(899)	(1,414)	(2,320)	57.3	64.1
Loan recoveries	217	247	291	13.8	17.8
Net charge-offs(1)	R$(682)	R$(1,167)	R$(2,029)	71.1%	73.9%
Provision for loan losses(2)	3.9%	4.3%	5.1%
______________________
(1)	In 2000, includes a reduction of R$403 million as a result of the change in our policy for the charge-off of loans.
(2)	Provision as a percentage of average loans outstanding.

Allocation of the Allowance for Loan Losses

The tables below set forth the allocation of the allowance for loan losses for the periods indicated. The allowance amount allocated and the loan category are stated as a percentage of total loans.

	December 31, 1998			December 31, 1999
	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Loan category as a percentage of total loans(1)	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Loan category as a percentage of total loans(1)

	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$483	2.0%	41.4%	R$779	2.9%	41.5%
Import financing	21	0.1	8.4	13	-	5.3
Export financing	31	0.1	7.3	11	-	10.3
Construction financing	45	0.2	2.8	22	0.1	2.2
Leasing	238	1.0	7.9	311	1.1	7.4
Individuals
Overdraft	6	-	1.7	3	-	1.7
Real estate	146	0.6	9.6	199	0.8	7.7
Financing (2)	84	0.3	6.0	90	0.3	8.3
Credit card	33	0.1	2.5	64	0.2	3.3
Agricultural	50	0.2	8.7	191	0.7	8.3
Foreign currency loans	41	0.2	3.7	100	0.4	4.0

Total	R$1,178	4.8%	100.0%	R$1,783	6.5%	100.0%

	December 31, 2000			December 31, 2001
	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Loan category as a percentage of total loans(1)	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Loan category as a percentage of total loans(1)

	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$956	2.5%	43.2%	R$1,671	3.9%	42.6%
Import financing	33	0.1	4.0	45	0.1	3.5
Export financing	35	0.1	12.1	30	0.1	12.1
Construction financing	63	0.2	1.4	27	0.1	1.3
Leasing	139	0.4	5.4	123	0.3	3.9
Individuals
Overdraft	65	0.2	1.7	92	0.2	2.8
Real estate	198	0.5	4.3	155	0.4	2.9
Financing (2)	279	0.7	14.5	374	0.9	16.1
Credit card	23	0.1	1.7	27	0.1	2.3
Agricultural	430	1.1	7.7	339	0.8	6.9
Foreign currency loans	124	0.3	4.0	58	0.1	5.6

Total	R$2,345	6.2%	100.0%	R$2,941	7.0%	100.0%

	December 31, 2002
	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Loan category as a percentage of total loans(1)

	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$1,450	2.9%	40.3%
Import financing	42	0.1	2.6
Export financing	95	0.2	15.7
Construction financing	53	0.1	0.9
Leasing	142	0.3	3.0
Individuals
Overdraft	155	0.3	2.1
Real estate	202	0.4	2.4
Financing (2)	898	1.8	16.5
Credit card	82	0.2	2.3
Agricultural	261	0.5	7.9
Foreign currency loans	75	0.2	6.3

Total	R$3,455	7.0%	100.0%

___________________
(1)	Excludes non-performing loans.
(2)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

The table below sets forth what the allocation of the allowance for loan losses for 2000 would have been if our charge-off policy prior to March 31, 2000 had remained in effect throughout 2000. The allowance amount allocated and the loan category are stated as a percentage of total loans.

	Allocation of Allowance for Loan Losses under Previous Charge-off Regulations
	December 31, 2000
	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Loan category as a percentage of total loans(1)

	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$800	2.1%	43.2%
Import financing	25	0.1	4.0
Export financing	28	0.1	12.1
Construction financing	47	0.1	1.4
Leasing	114	0.3	5.4
Individuals
Overdraft	52	0.1	1.7
Real estate	176	0.5	4.3
Financing(2)	230	0.6	14.5
Credit card	20	0.1	1.7
Agricultural	346	0.8	7.7
Foreign currency loans	104	0.3	4.0

Total	R$1,942	5.1%	100.0%

___________________
(1)	Excludes non-performing loans.
(2)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

For a description of the differences between our current charge-off policy and the policy in effect prior to March 2000, see “ - Credit Operations” and “ - Regulation and Supervision - Treatment of Overdue Debts.”

Average Deposit Balances and Interest Rates

The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated.

	Year ended December 31,
	2000		2001		2002
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate

	(R$ in millions, except %)
Domestic deposits
Non-interest-bearing deposits
Demand deposits	R$6,790	-	R$7,417	-	R$9,678	-
Interest-bearing deposits
Deposits from banks	627	11.8%	176	13.6%	223	16.1%
Savings deposits	17,193	7.6	17,386	7.9	19,033	8.3
Time deposits	9,845	14.6	11,223	15.8	18,392	16.0

Total interest-bearing deposits	27,665	10.2	28,785	11.0	37,648	12.1

Total domestic deposits	34,455	8.2	36,202	8.8	47,326	9.6

International deposits(1)
Non-interest-bearing deposits
Demand deposits	25	-	47	-	182	-
Interest-bearing deposits
Savings deposits	87	8.0	100	7.0	-	-
Time deposits	1,183	5.8	1,374	7.3	2,955	8.5

Total interest-bearing deposits	1,270	6.0	1,474	7.3	2,955	8.5

Total international deposits	1,295	5.9	1,521	7.0	3,137	8.0

Total deposits	R$35,750	8.1%	R$37,723	8.7%	R$50,463	9.5%

___________________
(1)	Denominated in currencies other than reais, primarily U.S. dollars.

Maturity of Deposits

The following table shows the distribution of our deposits by maturity at the date indicated.

	December 31, 2002
	Due in 3 months or less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total

	(R$ in millions)
Domestic deposits
Non-interest-bearing deposits
Demand deposits	R$12,837	-	-	-	R$12,837
Interest-bearing deposits
Deposits from banks	14	R$1	R$9	R$2	26
Savings deposits	20,731	-	-	-	20,731
Time deposits	1,913	1,337	3,371	12,953	19,574

Total interest-bearing deposits	22,658	1,338	3,380	12,955	40,331

Total domestic deposits	35,495	1,338	3,380	12,955	53,168

International deposits(1)
Non-interest-bearing deposits
Demand deposits	537	-	-	-	537
Interest-bearing deposits
Time deposits	1,707	535	96	290	2,628

Total interest-bearing deposits	1,707	535	96	290	2,628

Total international deposits	2,244	535	96	290	3,165

Total deposits	R$37,739	R$1,873	R$3,476	R$13,245	R$56,333

___________________
(1)	Denominated in currencies other than reais, primarily U.S. dollars.

The following table sets forth information regarding the maturity of outstanding deposits with balances greater than U.S.$100,000 (or its equivalent), by maturity, as of the date indicated.

	December 31, 2002
	Domestic Currency	International Currency

	(R$ in millions)
Maturity within 3 months	R$924	R$1,354
Maturity after 3 months but within 6 months	688	281
Maturity after 6 months but within 12 months	1,575	84
Maturity after 12 months	5,319	289

Total deposits in excess of U.S.$ 100,000	R$8,506	R$2,008

Federal Funds Purchased and Securities Sold under Agreements to Repurchase and Short-term Borrowings

Federal funds purchased and securities sold under agreements to repurchase and short-term borrowings totaled R$17,272 million at December 31, 2002, R$22,357 million at December 31, 2001 and R$19,132 million at December 31, 2000. The principal categories of short-term financings are import and export financing and commercial paper.

The following table summarizes the federal funds purchased and securities sold under agreements to repurchase and short-term borrowings for the periods indicated.

	Year ended December 31,
	2000	2001	2002
	(R$ in millions, except %)
Federal funds purchased and securities sold under agreements to repurchase
Amount outstanding	R$12,114	R$14,037	R$7,633
Maximum amount outstanding during the period	R$13,655	R$14,037	R$13,361
Weighted average interest rate at period end	13.8%	18.6%	21.1%
Average amount outstanding during period	R$9,543	R$12,278	R$9,670
Weighted average real interest rate	14.3%	15.6%	21.2%
Import and export financing
Amount outstanding	R$5,102	R$5,106	R$7,741
Maximum amount outstanding during the period	R$5,671	R$7,072	R$10,167
Weighted average interest rate at period end	6.7%	4.0%	2.8%
Average amount outstanding during period	R$4,979	R$5,880	R$7,902
Weighted average real interest rate	8.8%	29.3%	46.4%
Commercial paper
Amount outstanding	R$1,906	R$3,211	R$1,884
Maximum amount outstanding during the period	R$2,078	R$3,708	R$2,609
Weighted average interest rate at period end	7.2%	4.0%	1.7%
Average amount outstanding during period	R$1,684	R$2,871	R$2,235
Weighted average real interest rate	3.0%	7.1%	13.8%
Other	R$10	R$3	R$14

Total	R$19,132	R$22,357	R$17,272

Item 5. Operating and Financial Review and Prospects

You should read this discussion in conjunction with our consolidated financial statements and the notes thereto and other financial information included elsewhere in this annual report.

Overview

Brazilian Economic Conditions

At the end of 1997, in the aftermath of a financial crisis in Asia, Brazil experienced the beginning of an economic crisis brought about by capital flight, pressure on the Brazilian currency and increased annual interest rates. Before the economy could fully recover from the crisis, Russia devalued its currency in August of 1998, and the Brazilian economy deteriorated further as a result of renewed capital flight.

The Brazilian government’s measures to mitigate the crisis were unsuccessful, and continued pressure on the currency led the government to devalue the real in January of 1999. The real was devalued by 46.4% against the U.S. dollar during the first half of 1999. The Central Bank raised base interest rates, to approximately 45% in March 1999.

The second half of 1999 brought some improvement in Brazil’s economic situation. Base interest rates decreased to approximately 19% in December 1999, and the real declined in value by 1.1% against the U.S. dollar during the second half of 1999. Inflation for the year as measured by the IGP-DI was 20.0%.

The year 2000 saw additional improvement in the economy. Real gross domestic product grew 4.5% during the year and the value of the real relatively remained stable. Inflation fell to 9.8% in 2000, as measured by the IGP-DI. The Central Bank gradually reduced base interest rates to 17.5% at June 30, 2000 and further reduced them to 16.5% at December 31, 2000 and to 15.25% at January 17, 2001.

The growth of the Brazilian economy slowed in 2001, however, as the impact of the ongoing economic crisis in Argentina and lower levels of growth of the U.S. economy led to declines in investment and consumption in Brazil as well as other emerging markets. The economic situation was exacerbated by the government’s announcement in May 2001 of measures designed to reduce the consumption of electricity in response to an electricity shortage. The impact of the conservation measures, which were lifted in February 2002, paired with the Argentine and United States economic situation, contributed to slower rates of growth of GDP, which grew 1.5% in 2001 compared to 4.5% in 2000. Inflation was 10.4% in 2001, as measured by the IGP-DI. The real depreciated by 18.7% against the U.S. dollar during 2001. At the same time, the Central Bank increased the base interest rate from 15.25% to 16.25% at April 18, 2001, to 16.75% on May 23, 2001, to 18.25% at June 20, 2001 and to 19.00% at July 18, 2001.

The growth of the Brazilian economy continued to slow in 2002, as political uncertainty relating to the presidential elections and lower levels of growth of the U.S. economy continued to lead to declines in investment and consumption in Brazil. GDP grew by 1.5% in 2002, as in 2001. Inflation was 26.4% in 2002, as measured by the IGP-DI. The real depreciated by 52.3% against the U.S. dollar during 2002, as the real/U.S. dollar selling exchange rate fell from 2.3204 reais per U.S. dollar at December 31, 2001 to 3.5333 reais per U.S. dollar at December 31, 2002. The Central Bank decreased the base interest rate three times between February 20 and July 17, 2002, from 19.00% to 18.00%. Between October 14, 2002 and December 18, 2002 the Central Bank increased the base interest rate by 7.0 percentage points, to 25.00%.

The economy has improved slightly in the first five months of 2003. During this period, the value of the real increased to 2.9656 reais per U.S. dollar at May 31, 2003, compared with 3.5333 reais at December 31, 2002 with the exchange rate reaching a low of 2.8653 reais per U.S. dollar and a high of 3.6623 reais per U.S. dollar. On June 25, 2003, the exchange rate was 2.8559 reais per U.S. dollar. The Central Bank increased the base interest rate from 25.00% to 26.50% at February 19, 2003. The base interest rate remained at 26.50% until June 18, 2003, when the Central Bank decreased it to 26.00%. Inflation for the first five months of 2003 was 5.25%. During the first three months of 2003 GDP increased by 2.0% over the same period in 2002.

The following table shows Brazilian inflation as measured by the IGP-DI, devaluation of the real against the U.S. dollar and the period-end exchange rates and average exchange rates for the periods indicated:

	December 31,
	2000	2001	2002
	(in R$, except percentages)
Inflation (IGP-DI)	9.8%	10.4%	26.4%
Devaluation of the real vs. dollar	9.3%	18.7%	52.3%
Period-end exchange rate - U.S.$1.00(1)	R$1.9554	R$2.3204	R$3.5333
Average exchange rate - U.S.$1.00(2)	R$1.8313	R$2.3226	R$2.9461
__________________
(1)	The real/U.S. dollar exchange rate at June 25, 2003 was R$2.8559.
(2)	The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.
Sources:	FGV-Fundação Getúlio Vargas and the Central Bank.

The following table shows the change in real GDP and average interbank interest rates for the periods indicated:

	December 31,
	2000	2001	2002
Change in real GDP(1)	4.5%	1.5%	1.5%
Average base interest rates(2)	15.7	19.0	25.0
Average interbank interest rates(3)	15.7%	19.0%	25.0%
__________________
(1)	Calculated by dividing the real GDP of a period by the real GDP of the same period in the previous year.
(2)	Calculated in accordance with Central Bank methodology (based on nominal rates).
(3)	Calculated in accordance with Central Clearing and Custody House (“CETIP”) methodology (based on nominal rates).
Sources:	The Central Bank, the Brazilian Geography and Statistics Institute (IBGE) and CETIP.

The interbank interest rate has been relatively similar to, and sometimes lower than, the average base interest rate over the past three years, primarily due to the impact of the relatively high level of funds available in the Brazilian banking industry and increased competition between banks. These factors move the interbank interest rate towards the base interest rate as banks seek to use their funds available and to remain competitive with each other.

Effects of Devaluation and Interest Rates on Net Interest Income

The devaluation of the real affects our net interest income, because a significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars. When the real is devalued, as occurred in certain periods of 1998 through 2002, including most significantly in 1999 and 2002, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expense increases. At the same time, we record gains on our monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed securities and loans, as the interest income from such assets as measured in reais also increases because of the devaluation of the real.

In addition, in periods of high interest rates, such as occurred in certain periods of 1998, 1999 and 2002, our interest income increases as interest rates on our interest-yielding assets increase. At the same time, our interest expense increases as interest rates on our interest-yielding liabilities also rise. Changes in volumes of interest-bearing assets and liabilities also produce changes in interest income and interest expense. For example, an increase in our interest income attributable to an increase in interest rates may be offset by a decrease in the volume of our outstanding loans during a period.

The following table shows our foreign-currency-denominated and foreign-currency-indexed assets and liabilities at the dates indicated:

	December 31,
	2000	2001	2002
	(R$ in millions)
Assets
Cash and due from banks	R$181	R$466	R$1,050
Interest-bearing deposits in other banks	783	1,195	1,548
Federal funds sold and securities purchased under agreements to resell	7,043	5,358	285
Brazilian Central Bank compulsory deposits	-	2,377	943
Trading securities, at fair value	1,484	2,358	431
Available for sale securities, at fair value	628	1,206	715
Securities held to maturity	-	-	1,543
Net loans	8,515	11,633	14,752
Other assets	236	473	193

Total assets	18,870	25,066	21,460

Off-balance sheet accounts - notional value
Derivatives - long position
Futures	124	2,299	4,357
Term	-	-	123
Options	-	21	-
Swap	1,818	351	2,714

Total	20,812	27,737	28,654

Liabilities
Deposits	1,302	1,543	3,165
Federal funds purchased and securities sold
under agreement to repurchase	10	95	730
Short-term borrowings	7,018	8,320	9,639
Long-term debt	3,253	5,129	4,487
Others	882	1,024	2,836

Total liabilities	12,465	16,111	20,857

Off-balance sheet accounts - notional value
Derivatives - short position
Futures	4,749	5,752	660
Term	-	-	157
Swap	3,371	4,024	4,589

Total	20,585	25,887	26,263

Net exposure	R$227	R$1,850	R$2,391

The balance of our foreign currency-denominated and -indexed assets exceeded the balance of our foreign currency-denominated and -indexed liabilities at December 31, 2000, 2001 and 2002. The excess of foreign currency-denominated and -indexed assets over foreign currency-denominated and -indexed liabilities, as well as the higher interest rates we earn on our foreign currency-denominated and -indexed assets compared to our foreign currency-denominated and -indexed liabilities, led to net financial gains on our net foreign currency asset position for those periods.

We have used swap and futures contracts and certain other hedging contracts to minimize the potential impact of currency devaluation. For more information on our use of derivatives for hedging purposes, see notes 2(e), 2(f) and 22 to the consolidated financial statements in Item 18.

Effects of Devaluation and Interest Rates on Lending and Treasury Activities

The general economic crisis which arose at the end of 1997, coupled with the currency devaluation and increases in interest rates that occurred at times between January 1, 1997 and December 31, 1999, caused occasional increases in overdue loans. In response to our customers’ decreasing ability on average to pay on schedule, we increased our provisions for loan losses from R$1,322 million in 1998 to R$1,845 million in 1999. As the economic situation in Brazil improved during 2000 our borrowers’ ability to meet their obligations also improved, so that our provisions for loan losses decreased to R$1,244 million in 2000. With the deterioration of the economy in 2001, our provisions for loan losses increased to R$1,763 million for the year ended December 31, 2001 and to R$2,543 million for the year ended December 31, 2002, as a result of a 21.2% increase in the average balance of our loan portfolio and to the declining ability of certain customers to pay on schedule.

Our balance of loans outstanding grew from R$44,994 million at December 31, 2001 to R$52,324 million at December 31, 2002. This 16.3% increase in our lending activities resulted from our efforts to expand our business, our acquisition of Banco Mercantil, BEA, and Banco Cidade in the first half of 2002 and an increase in the difference between the dollar and real. Our lending activities slowed compared to 2001, and we decreased our investments in trading securities, such that the value of our trading assets, at fair value, decreased from R$24,334 million at December 31, 2001, to R$22,783 million at December 31, 2002.

Taxes

Our income tax expense is made up of two components, a federal income tax and the Social Contribution Tax. In turn, the federal income tax includes two components, a federal income tax and an additional income tax. As of December 31, 2002, the federal income tax was assessed at a combined rate of 25% of adjusted net income. At the same date, the Social Contribution Tax was assessed at a rate of 9% of adjusted net income. From May 1, 1999 to January 31, 2000, the rate was 12%. From February 1, 2000, enacted base rate for the Social Contribution Tax on net profits was 8%, with an additional rate of 1% levied until December 31, 2002. On January 1, 2003, the total Social Contribution Tax rate was to be reduced to 8%. However, the government decided to maintain the rate of 9%.

Brazilian corporations may make payments to shareholders characterized as a distribution of interest on capital as an alternative form of making dividend distributions and take a deduction against taxable income for such payments. We aim at maximizing the amount of dividends we pay in the form of interest on capital. For further information on our tax expense, see “Item 4. Information on the Company - Regulation and Supervision - Taxation” and “Item 10. Additional Information - Taxation.”

Impact of Recent Important Acquisitions and Joint Ventures on our Future Financial Performance

In December 2000, we entered into a telecommunications joint venture agreement with Unibanco, Portugal Telecom, and two of its affiliates. Pursuant to that agreement, BUS Holding received an initial payment in reais equivalent to U.S.$258 million, of which R$335 million corresponds to our ownership share of BUS Holding. For U.S. GAAP accounting purposes, the R$335 million payment was not reflected in our December 31, 2000 financial statements, as the sale was still subject to regulatory approval at December 31, 2000. It is reflected on our December 31, 2001 financial statements and will continue to be reflected on our financial statements for the next five years. The transaction became final in 2002, with the liquidation of BUS Holding.

On August 20, 2001 we won a public bidding process organized by the Postal Service to offer banking services in post offices. We executed the related agreement with the Postal Service in September 2001. We anticipate that the agreement with the Postal Service is likely to result in an increase in our revenues and may also produce an increase in our income during the term of the agreement. However, the amount of such potential increases in revenue and income are uncertain, and we therefore cannot estimate with confidence the impact of this transaction on our future financial performance. For more information about the proposed agreement, see “Item 4. Information on the Company - The Company - History - Recent Important Acquisitions and Joint Ventures.”

On January 13, 2002, we acquired control of Banco Mercantil and its controlled companies. On March 31, 2003, we completed the purchase of the minority shareholders’ shares of Banco Mercantil and converted it into our wholly-owned subsidiary. On May 19, 2003, Banco Mercantil transferred control of its agencies, assets and liabilities to Bradesco in their book value. We anticipate that the acquisition and related transfer of assets and liabilities is likely to result in an increase in our revenues and may also produce an increase in our income. However, the amount of such potential increases in revenue and income are uncertain, and we therefore cannot estimate with confidence the impact of this transaction on our future financial performance. For more information, see “Item 4. Information on the Company - The Company - History - Recent Important Acquisitions and Joint Ventures.”

On January 24, 2002, we acquired control of BEA at auction for a purchase price of R$182.9 million. On June 10, 2003 BEA transferred all of its agencies, assets and liabilities to Bradesco for their book value. We anticipate that the acquisition and related transfer of assets and liabilities is likely to result in an increase in our revenues and may also produce an increase in our income. However, the amount of such potential increases in revenue and income are uncertain, and we therefore cannot estimate with confidence the impact of this transaction on our future financial performance. For more information, see “Item 4. Information on the Company - The Company - History - Recent Important Acquisitions and Joint Ventures.”

On February 24, 2002 we acquired 100% of the shares of Banco Cidade and its controlled entities. On June 24, 2002, Banco Cidade branches, assets and liabilities were merged into BCN at book value. We anticipate that the acquisition and related transfer of assets and liabilities is likely to result in an increase in our revenues and may also produce an increase in our income. However, the amount of such potential increases in revenue and income are uncertain, and we therefore cannot estimate with confidence the impact of this transaction on our future financial performance. For more information, see “Item 4. Information on the Company - The Company - History - Recent Important Acquisitions and Joint Ventures.”

On January 10, 2003, we entered into an agreement to acquire 99.99% of the shares of BBV Banco. Upon completion of the transaction on June 9, 2003, BBV Banco became our wholly-owned subsidiary. We anticipate that the acquisition and related transfer of assets and liabilities is likely to result in an increase in our revenues and may also produce an increase in our income. However, the amount of such potential increases in revenue and income are uncertain, and we therefore cannot estimate with confidence the impact of this transaction on our future financial performance. For more information, see “Item 4. Information on the Company - The Company - History - Recent Important Acquisitions and Joint Ventures.”

None of our acquisitions made since January 1998 has been significant as measured in accordance with U.S. GAAP.

Critical Accounting Policies

Our significant accounting policies are described in note 2 to our consolidated financial statements included in Item 18. The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts require us to make assumptions about matters that are highly uncertain. In each case, if we had made other estimates, or if changes in the estimates occur from period to period, it could have had a material impact on our financial condition and results of operations.

Allowance for Loan Losses

We periodically adjust the allowance for loan losses based on an analysis of our loan portfolio, including our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period.

The determination of the amount of allowance for loan losses by its nature requires us to make judgments and assumptions regarding our loan portfolio, both on a portfolio and individual basis. When we review our portfolio as a whole, several factors can affect our estimate of the likely range of losses, including which methodology we use in measuring historical delinquency rates and what historical period we consider in making those measurements. When we review our loans on an individual basis, we make judgments regarding which factors are most likely to affect risk levels and what specific credit rating to assign. Additional factors that can affect our determination of the allowance for loan losses include:

  general Brazilian economic conditions and conditions in the relevant industry;

  past experience with the relevant debtor or sector of the economy, including recent loss experience;

  credit quality trends;

  the value of a loan’s collateral;

  the volume, composition, and growth of our loan portfolio;

  federal monetary policy; and

  any delays in the receipt of information needed to evaluate loans or confirm existing credit deterioration.

We use models to assist us in analyzing our loans and in determining what allowance for loan losses to make. Although we frequently revise and improve our models, they are by their nature dependent on our judgment and the quality of the information we receive. In addition, the volatility of the Brazilian economy may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, to the extent that actual loan losses differ from forecasts or management’s judgment, the allowance for credit losses may not be indicative of future charge-offs.

See “Item 4. Information on the Company - Selected Statistical Information - Credit Operations - Non-performing Loans” and “ - Allowance for Loan Losses” for additional information regarding our practices related to the allowance for loan losses.

Valuation of Derivatives and Securities

Financial instruments reported at fair value in our financial statements mainly include securities classified as trading and available for sale and other trading assets including derivatives. Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party.

We estimate fair value using quoted market prices when available. We note that quoted market price may be affected by the volume of securities traded and may not reflect control premiums resulting from agreements for shares with shareholders with significant holdings. Nonetheless, management believes that quoted market prices are the best indicator of fair value.

When quoted market prices are not available, we use models to estimate fair value. The factors used in these models include dealer quotes, pricing models, the prices of instruments with similar characteristics and discounted cash flows. Model-based pricing also uses information on interest rates, foreign exchange rates and option volatilities when relevant and available.

The determination of fair value when quoted market prices are not available involves management judgment, as models are dependent on our judgment regarding what weight to give different factors and the quality of the information we receive. For example, there is often limited market data to rely upon when estimating the impact of holding a large or mature position. Similarly, we utilize our judgment in estimating prices when no external parameters exist. If we make incorrect assumptions, or the model itself makes incorrect assumptions or correlations, the amount of revenue or loss recorded for a specific asset or liability may be exaggerated. Judgment is also required to determine whether a decline in fair value below the amortized cost of an available for sale security or a security held to maturity is “other than temporary,” such that it requires that we write down the amortized cost basis as an expense. In evaluating whether a decline is “other than temporary,” management exercises discretion in deciding the historical period to be considered and how severe a loss may be.

These valuation methods could expose the Company to materially different results should the models used or underlying assumptions be inaccurate.

Classification of Securities

The classification of securities as trading, available for sale or held to maturity is based on management’s intention to hold or trade such securities at the time of acquisition. The accounting treatment of the securities we hold thus depends on whether we classify them at acquisition as trading, available for sale or held to maturity. Changes in circumstances may modify our strategy with respect to a specific security, requiring a transfer between the three categories indicated above.

Use of Estimates

In presenting the financial statements our management makes estimates and assumptions that also include the amount of valuation allowances for deferred tax assets, assumptions underlying the calculation of the allowance for loan losses, assumptions relating to the calculation of insurance reserves, the selection of useful lives for certain assets and the determination of whether a specific asset or group of assets has been impaired. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Accounting for Unusual and Unique Transactions

Accounting for unusual and unique transactions for which no specific literature exists requires significant judgment in identifying the key terms of the transaction, determining which situations in the literature may be considered analogous, drawing a conclusion as to whether the treatment applied in an analogous situation is appropriate and, finally, in determining which of the possible treatments identified is the most appropriate method of accounting for the transaction. Our transactions, such as those with BUS and those involving products and transactions unique to the Brazilian market, require management to apply significant judgment in determining the appropriate accounting treatment for each such transaction.

For additional information on the BUS transactions, see “Item 4. Information on the Company - The Company - History - Recent Important Acquisitions and Joint Ventures - BUS - Serviços de Telecomunicações Joint Venture.” Our accounting policy with respect to this transaction is discussed in note 9 to our consolidated financial statements in Item 18.

Results of Operations for Year Ended December 31, 2002 Compared with December 31, 2001

The following table shows the principal components of our net income for 2001 and 2002.

	2001	2002	Percentage Change

	(R$ in millions, except percentages)

Net interest income	R$9,493	R$13,467	41.9%
Provision for loan losses	(1,763)	(2,543)	44.2
Non-interest income	9,606	7,963	(17.1)
Non-interest expense	(14,498)	(16,599)	14.5

Income before income taxes and minority interests	2,838	2,288	(19.4)
Income taxes	(550)	(161)	(70.7)
Change in accounting principle(1)	-	27	-

Income before minority interest	2,288	2,154	(5.9)
Minority interest	(18)	(12)	(33.3)

Net income	R$2,270	R$2,142	(5.6)%

(1) For more information, see note 11 to our consolidated financial statement in Item 18.

Net Interest Income

The following table shows the principal components of our net interest income before provision for loan losses for 2001 and 2002.

	2001	2002	Percentage Change

	(R$ in millions, except percentages)

Interest income	R$18,652	R$28,394	52.2%
Interest expense	(9,159)	(14,927)	63.0

Net interest income	R$9,493	R$13,467	41.9%

The following table shows how much of our R$3,974 million net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the devaluation of the real) in each case for the year 2002 as compared to the year 2001.

2002/2001 Increase (decrease)

(R$ in millions)
Due to changes in average volume of interest - earning assets and interest-bearing liabilities	R$2,330
Due to changes in average interest rates	1,644

Net change	R$3,974

The increase in net interest income in 2002 from 2001 was largely due to the net effect of the increase in average volume of interest-earning assets and interest-bearing liabilities. The changes in the average volume of interest-bearing liabilities (which increased by 19.2%) and the average volume of interest-earning assets (which increased by 21.8%) led to an increase in net interest income of R$2,330 million. These increases were primarily due to a 21.2% increase in our average balance of loans outstanding due primarily to our acquisition of Banco Mercantil, Banco Cidade and BEA in 2002, to an average increase of 127.6% of Central Bank compulsory deposits, and to the impact on our transactions indexed to or denominated in foreign currency of the greater devaluation of the real in 2002 than 2001. The net effect of the increase in average interest rates, which was in part due to the devaluation of the real, was an increase of R$1,644 million in our interest income in 2002 compared with 2001.

Net interest margin is net interest income as a percentage of average interest-earning assets. Our net interest margin increased from a rate of 11.7% in 2001 to a rate of 13.7% in 2002.

Interest Income

The following table shows the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2001 and 2002.

	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-earning assets:
Loans	R$40,928	R$49,590	21.2%
Federal funds sold and securities purchased
under agreements to resell	10,569	10,322	(2.3)
Trading securities	19,785	19,537	(1.3)
Available for sale securities	3,793	3,045	(19.7)
Securities held to maturity	-	5,295	-
Interest-bearing deposits in other banks	1,996	2,154	7.9
Central bank compulsory deposits	3,580	8,149	127.6
Other interest-earning assets	167	340	103.6

Total	R$80,818	R$98,432	21.8%

Average interest rate earned:	23.1%	28.8%

For further information about average interest rates by type of assets, see “Item 4. Information on the Company - Selected Statistical Information.”

The following table shows how much of the R$9,742 million increase in our interest income was attributable to changes in the average volume of interest-earning assets and how much was attributable to changes in the average interest rates (including the effects of devaluation of the real), for 2002 as compared to 2001.

2002/2001 Increase (decrease)

(R$ in millions)
Due to changes in average volume of interest-earning assets	R$4,226
Due to changes in average interest rates	5,516

Net change	R$9,742

Interest income increased by 52.2% in 2002 compared to 2001, primarily due to an increase in interest income from loans, as well as to an increase in interest income from compulsory deposits with the Central Bank, on securities held to maturity and on securities purchased under agreements to resell. The 45.9% increase in interest income from loans, from R$11,672 million to R$17,025 million, was largely attributable to a R$2,727 million increase in the average volume of interest-earning loans, due primarily to the acquisitions of Banco Mercantil, Banco Cidade and BEA in 2002. An additional factor was the impact of the greater devaluation of the real against the U.S. dollar in 2002 as compared to 2001, which produced increased income on our assets earning interest at rates linked to the exchange rate as well as an increase in the average interest rate on our loans from 28.5% in 2001 to 34.3% in 2002.

Interest income from compulsory deposits in the Central Bank increased from R$299 million in 2001 to R$2,058 in 2002, due primarily to an increase of R$1,079 million resulting from the increase in interest rates and an increase of R$680 in interest income attributable to a 127.6% increase in the average balance of our compulsory deposits in the Central Bank, due primarily to the increase in compulsory rates in 2002.

The increase in our interest income was also due to interest on our securities portfolio held to maturity, of R$1,954 million in 2002, consisting primarily of Brazilian government securities with interest linked to the exchange rate, which benefited from the larger currency devaluation in 2002. Most of these bonds and securities were classified, in 2001, as “trading.”

The increase in interest income was also due, to a lesser extent, to a 30.2% increase in interest on securities purchased under agreements to resell, from R$2,263 million during 2001 to R$2,947 million during 2002. This increase was due primarily to a R$738 million increase attributable to the impact of the increase in average interest rates, which was partially offset by a R$54 million decrease in interest income attributable to a 2.3% decrease in the average volume of repurchase transactions.

Interest Expense

The following table shows the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2001 and 2002.

	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-bearing liabilities:
Savings deposits	R$17,486	R$19,033	8.8%
Time deposits	12,597	21,347	69.5
Federal funds purchased and securities sold under agreements to repurchase	12,278	9,670	(21.2)
Short-term borrowings	8,751	10,137	15.8
Long-term debt	9,789	12,417	26.8
Deposits from financial institutions	176	223	26.7

Total	R$61,077	R$72,827	19.2%

Average interest rate paid:	15.0%	20.5%

For further information on average interest rates by type of liability, see “Item 4. Information on the Company - Selected Statistical Information.”

The following table shows how much of the R$5,768 million increase in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the devaluation of the real), in each case for 2002 as compared to 2001.

2002/2001 increase (decrease)

(R$ in millions)
Due to changes in average amount of interest-bearing liabilities	R$1,896
Due to changes in average interest rates	3,872

Net change	R$5,768

The 63.0% increase in our interest expense for 2002 compared to 2001 was primarily attributable to an increase in our interest expense on our short-term borrowings as well as, to a lesser extent, our interest expense on our long-term debt and interest on federal funds purchased and securities sold under agreements to repurchase. Our interest expense related to our short-term borrowings, represented mainly by short-term international financing facilities, denominated in foreign currency increased 106.2%, from R$1,928 million during 2001 to R$3,975 million during 2002, due primarily to exchange losses recorded on these facilities, which in turn was largely attributable to the greater devaluation of the real during 2002 than during 2001, as well as to an increase in average volume.

The interest expense on our long term debt increased 101.7%, from R$2,029 million during 2001 to R$4,092 million during 2002. This increase was due primarily to an increase of R$1,293 million in our interest expense on our long-term international financing facilities denominated in foreign currency, which in turn was largely attributable to exchange losses recorded on these facilities as a result of the increased devaluation of the real in 2002. The increase in our interest expense on our long term debt was also due to a 26.8% increase in the average balance of long term debt. Our interest expense on our long-term domestic facilities increased by R$770 million, primarily due to a 33.4% increase in the average balance of these accounts in 2002 compared to 2001.

We also had a 69.9% increase on our interest expense on time deposits, from R$1,876 million in 2001 to R$3,188 million in 2002. The increase was primarily due to a 69.5% increase in the average volume of our time deposit transactions during the period, as well as to an increase in interest rates. The increase in the volume of our time deposit transactions was in part due to growth in our customer base and to our acquisitions of other banks in the first half of 2002.

Provision for Loan Losses

The following table shows changes in our allowance for loan losses, provision for loan losses and loan charge-offs and recoveries for 2001 and 2002, as well as our provisions to loans ratio (expressed as a percentage of the average balance of our loans).

	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Allowance for loan losses at beginning of year	R$2,345	R$2,941	25.4%
Provision for loan losses	1,763	2,543	44.2
Net loan charge-offs	(1,414)	(2,320)	64.1
Loan recoveries	247	291	17.8

Allowance for loan losses at end of year	R$2,941	R$3,455	17.5%

Ratio of provision for loan losses to average loans outstanding	4.3%	5.1%

The allowance for loan losses increased 17.5% from R$2,941 million as of December 31, 2001 to R$3,455 million as of December 31, 2002. This increase resulted primarily from a 21.2% increase in the average balance of loans. The allowance for loan losses also increased as a percentage of total loans from 6.5% at year-end 2001 to 6.6% at year-end 2002. In spite of the decline in the Brazilian economy in 2002, the allowance as a percentage of total loans remained relatively stable during 2002 as we applied more rigorous criteria to the granting of credit.

We believe that our current allowance for loan losses is sufficient to cover known and potential loan losses in our loan portfolio. For more information, see “Item 4. Information on the Company - Selected Statistical Information - Credit Operations - Non-performing Loans - Charge-offs” and “ - Non-performing Loans and Allowance for Loan Losses.”

We believe that the amount of, and changes in, our allowance for loan losses, viewed as a percentage of the total portfolio, are consistent with our historical net loss experience, rates of default and charge-offs.

Shifts in the quality of our loan portfolio played a more significant role in determining our allocation of allowances for loan losses than any other change or trend in non-performing loans. The allowance for loan losses allocated to other financing to individuals increased from 12.7% of the total in 2001 to 26.0% in 2002 and while other financing increased from 16.1% to 16.5% of total loans. The allowance allocated to loans in foreign currencies to individuals increased from 2.0% in 2001 to 2.2% in 2002 while these loans increased as a percentage of total loans from 5.6% to 6.3%. The allowance allocated to “industrial and other loans” decreased from 56.8% of the total allowance in 2001 to 42.0% in 2002, reflecting their decrease as a percentage of total loans from 42.6% in 2001 to 40.3% in 2002. The amount of our “industrial and other loans” increased by 11.1%.

The allowance allocated to real estate loans to individuals increased from 5.3% of the total in 2001 to 5.8% of the total in 2002, despite the decline in the amount of such loans, from 2.9% to 2.4% of total loans. The allowance allocated to agricultural loans declined from 11.5% of the total in 2001 to 7.6% of the total in 2002, reflecting an improvement in the repayment rate of these credit operations, even as such loans increased as a percentage of total loans from 6.9% in 2001 to 7.9% in 2002, due primarily to an increase in the average volume of such transactions, which in turn was due to improved market prices of their products, which enabled them to increase exports. See “Item 4. Information on the Company - Selected Statistical Information - Allocation of the Allowance for Loan Losses.”

The provision for loan losses increased by 44.2% in 2002 as compared with 2001. The increase reflected the growth in volume of our loan portfolio due in part to the acquisitions of Banco Mercantil, BEA and Banco Cidade and an expected decline in our individual borrowers’ ability to meet their obligations as they felt the effects of the deterioration of the Brazilian economy and reduced levels of growth in the United States. The increase in the provision for loan losses in turn increased our ratio of provision for loan losses to loans outstanding. The 64.1% increase in charge-offs is largely attributable to a 21.2% increase in our average balance of loans, as well as, more generally, the deterioration in Brazil’s economic environment. The 17.8% increase in recoveries is largely attributable to improvements in our ability to negotiate with and collect from our defaulting clients. For a more detailed description of the Central Bank’s regulation of lending operations, see “Item 4. Information on the Company - Regulation and Supervision - Treatment of Overdue Debts” and note 2(j) to our consolidated financial statements in Item 18.

Our borrowers’ decreased ability to perform their obligations as a result of the deterioration in the Brazilian economy is confirmed by changes in our default rates and in the risk classification of our loan portfolio. Our default rate, defined as the value of loan charge-offs as a percentage of the total average amount of performing loans at year-end, increased from 3.5% in 2001 to 4.7% in 2002.

The percentage of loans in our top four risk classifications, none of which are considered “non-performing,” continued to improve, reaching 91.6% at December 31, 2002 compared to 90.9% at December 31, 2001. Loans in the top two risk classification categories decreased from 68.2% of the total at year-end 2001 to 67.2% at year-end 2002.

Non-Interest Income

The following table shows the principal components of our non-interest income for 2001 and 2002.

	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Fee and commission income	R$2,866	R$2,894	1.0%
Trading losses	(287)	(2,006)	599.0
Net realized gains on available for sale securities	372	(38)	(110.2)
Net gain on foreign currency transactions	247	148	(40.1)
Equity in earnings (losses) of unconsolidated companies	109	150	37.6
Insurance premiums	4,616	4,981	7.9
Pension plan income	1,043	348	(66.6)
Other non-interest income	640	1,486	132.2

Total	R$9,606	R$7,963	(17.1)%

Non-interest income decreased 17.1% in 2002 compared to 2001, principally due to a 599.0% increase in losses from trading securities, which increased from R$287 million in 2001 to R$2,006 million in 2002, principally due to the impact of the devaluation of the real on our hedging operations. A decrease in pension plan income, particularly traditional pension plan products, also contributed to the decrease, falling by 66.6% from R$1,043 million in 2001 to R$348 million in 2002.

These factors were partially offset by a 7.9% increase in insurance premiums, attributable, in great part, to our sales efforts, and to a 132.2% increase in other non-financial income, which was primarily due to exchange rate variations of our foreign investments recognized during the consolidation process.

Non-Interest Expense

The following table shows the principal components of our non-interest expense for 2001 and 2002.

	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Salaries and benefits	R$(3,329)	R$(3,992)	19.9%
Administrative expenses	(2,868)	(3,421)	19.3
Amortization of intangible assets	(115)	(230)	100.0
Insurance claims	(3,251)	(3,614)	11.2
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(1,847)	(2,261)	22.4
Pension plan operating expenses	(459)	(370)	(19.4)
Insurance and pension plan selling expenses	(690)	(669)	(3.0)
Depreciation and amortization	(463)	(459)	(0.9)
Other non-interest expense	(1,476)	(1,583)	7.2

Total	R$(14,498)	R$(16,599)	14.5%

Non-interest expense increased 14.5% in 2002 compared to 2001, due primarily to a 19.9% increase in the payment of salaries and benefits due in part to an increase in salary levels and in part to an increase in the number of employees, primarily as a result of the acquisition of Banco Mercantil, BEA and Banco Cidade. Administrative expenses grew 19.3%, due primarily to the expansion of our network of branches and other sources of service and to increases in price levels due to inflation in 2002. Insurance claims also increased, by 11.2%, primarily due to increased sales of policies and an increase in the volume of transactions in 2002.

Income Tax

Income tax in Brazil is comprised of federal income taxes and the Social Contribution Tax on adjusted income. See “ - Taxes.” The combined rate of these two taxes was:

  34.0% for the period between February 1, 2000 and December 31, 2002; and

  37.0% for the period between May 1, 1999 and January 31, 2000.

We recorded an income tax expense of R$161 million in 2002, compared to a tax expense of R$550 million in 2001. This tax expense as a percentage of our income before income taxes, adjusted for income in earnings (losses) of unconsolidated companies, declined to 7.4% in 2002 from 20.2% in 2001. The decrease was due primarily to a decrease in taxable profits in 2002, balanced by an increase in non-deductible expenses and larger gains on foreign assets, which are not taxable in Brazil.

Net Income

As a result of the foregoing, net income for 2002 decreased 5.6% in comparison with 2001.

Results of Operations for Year Ended December 31, 2001 Compared with December 31, 2000

The following table shows the principal components of our net income for 2000 and 2001.

	2000	2001	Percentage Change

	(R$ in millions, except percentages)
Net interest income	R$6,846	R$9,493	38.7%
Provision for loan losses	(1,244)	(1,763)	41.7
Non-interest income(1)	9,134	9,606	5.2
Non-interest expense(1)	(12,502)	(14,498)	16.0
Income before income taxes and minority interests	2,234	2,838	27.0
Income taxes	(417)	(550)	31.9
Income before minority interest	1,817	2,288	25.9
Minority interest	(18)	(18)	-

Net income	R$1,799	R$2,270	26.2%

__________________
(1)	For comparative purposes, amounts relating to pension investment contracts and certificated savings plans have been reclassified to conform to present period presentation, resulting in offsetting decreases in non-interest income and non-interest expense of R$2,626 million. These reclassifications had no effect on net income or shareholders’ equity. See “Item 3. Key Information - Selected Financial Data.”

Net Interest Income

The following table shows the principal components of our net interest income before provision for loan losses for 2000 and 2001.

	2000	2001	Percentage Change

	(R$ in millions, except percentages)
Interest income	R$13,358	R$18,652	39.6%
Interest expense	(6,512)	(9,159)	40.6

Net interest income	R$6,846	R$9,493	38.7%

The following table shows how much of our R$2,647 million net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the devaluation of the real) in each case for the year 2001 as compared to the year 2000.

2001/2000
Increase (decrease)

(R$ in millions)
Due to changes in average volume of interest - earning assets and interest-bearing liabilities	R$1,780
Due to changes in average interest rates	867

Net change	R$2,647

The increase in net interest income in 2001 from 2000 was largely due to the net effect of the increase in average volume of interest-earning assets and interest-bearing liabilities. The changes in the average volume of interest-bearing liabilities (which increased by 16.5%) and the average volume of interest-earning assets (which increased by 20.2%) led to an increase in net interest income of R$1,780 million. These increases were primarily due to a 29.4% increase in our average balance of loans outstanding and, to a lesser extent, to the impact of the greater devaluation of the real during 2001 than during 2000. The net effect of the increase in average interest rates was an increase of R$867 million in our interest income in 2001 compared with 2000.

Net interest margin is net interest income as a percentage of average interest-earning assets. Our net interest margin increased from a rate of 10.2% in 2000 to a rate of 11.7% in 2001.

Interest Income

The following table shows the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2000 and 2001.

	2000	2001	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-earning assets:
Loans	R$31,621	R$40,928	29.4%
Federal funds sold and securities purchased under agreements to resell	9,657	10,569	9.4
Trading securities	17,532	19,785	12.9
Available for sale securities	2,839	3,793	33.6
Interest-bearing deposits in other banks	1,607	1,996	24.2
Central bank compulsory deposits	3,135	3,580	14.2
Other interest-earning assets	851	167	(80.4)

Total	R$67,242	R$80,818	20.2%

Average interest rate earned:	19.9%	23.1%

For further information about average interest rates by type of assets, see “Item 4. Information on the Company - Selected Statistical Information.”

The following table shows how much of the R$5,294 million increase in our interest income was attributable to changes in the average volume of interest-earning assets and how much was attributable to changes in the average interest rates (including the effects of devaluation of the real), for 2001 as compared to 2000.

2001/2000
Increase (decrease)

(R$ in millions)
Due to changes in average volume of interest-earning assets	R$3,211
Due to changes in average interest rates	2,083

Net change	R$5,294

Interest income increased by 39.6% in 2001 compared to 2000, primarily due to an increase in interest income from loans. The 51.5% increase in interest income from loans, from R$7,705 million to R$11,672 million, was largely attributable to a R$2,513 million increase in the average volume of interest-earning loans and, to a lesser extent, to the impact of the greater devaluation of the real against the U.S. dollar in 2001 as compared to 2000 as well as an increase in the average interest rate on our loans from 24.4% in 2000 to 28.5% in 2001.

The increase in interest income was also due, to a lesser extent, to a 60.8% increase in interest on federal funds sold and securities purchased under agreements to resell, from R$1,407 million during 2000 to R$2,263 million during 2001. This increase was due primarily to a R$713 million increase attributable to the impact of the increase in average interest rates and to a R$143 million increase in interest income attributable to a 9.4% increase in the average volume of repurchase transactions portfolio.

Interest Expense

The following table shows the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2000 and 2001.

	2000	2001	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-bearing liabilities:
Savings deposits	R$17,280	R$17,486	1.2%
Time deposits	11,028	12,597	14.2
Federal funds purchased and securities sold under agreements to repurchase	9,543	12,278	28.7
Short-term borrowings	6,266	8,751	39.7
Long-term debt	7,703	9,789	27.1
Deposits from financial institutions	627	176	(71.9)

Total	R$52,447	R$61,077	16.5%

Average interest rate paid:	12.4%	15.0%

For further information on average interest rates by type of liability, see “Item 4. Information on the Company - Selected Statistical Information.”

The following table shows how much of the R$2,647 million increase in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the devaluation of the real), in each case for 2001 as compared to 2000.

2001/2000
Increase (decrease)

(R$ in millions)
Due to changes in average amount of interest-bearing liabilities	R$1,431
Due to changes in average interest rates	1,216

Net change	R$2,647

The 40.6% increase in our interest expense for 2001 compared to 2000 was primarily attributable to an increase in our interest expense on our short-term borrowings as well as, to a lesser extent, our interest expense on our long-term debt and interest on federal funds purchased and securities sold under agreements to repurchase. Our interest expense related to our short-term borrowings, represented mainly by short term international financing facilities, increased 139.2%, from R$806 million during 2000 to R$1,928 million during 2001, due primarily to an increase in the interest and charges due to the balances of these facilities, which in turn was largely attributable to the greater devaluation of the real during 2001 than during 2000, as well as to an increase in average volume.

The interest expense on our long term debt increased 40.9%, from R$1,440 million during 2000 to R$2,029 million during 2001. This increase was due primarily to an increase of R$429 million in our interest expense on our long term international financing facilities, which in turn was largely attributable to the impact of the increased devaluation of the real in 2001 on the balances of these facilities. The increase in the interest expense during 2001 was also due to a 36.0% increase in the average balance of long term debt. The increase of R$160 million in our interest expense on our long-term domestic facilities was due primarily to a 20.8% increase in the average balance in 2001 compared to 2000.

We also had a 40.6% increase on our interest expense on federal funds purchased and securities sold under agreements to repurchase, from R$1,366 million in 2000 to R$1,921 million in 2001. The increase was primarily due to a 28.7% increase in the average volume of our federal funds purchased and securities sold under agreements to repurchase during the period, as well as to an increase in interest rates. The increase in the volume of our federal funds purchased and securities sold under agreements to repurchase was largely a result of our strategy to increase diversification of our domestic sources of funding, based on cost and availability.

Provision for Loan Losses

The following table shows changes in our allowance for loan losses, provision for loan losses and loan charge-offs and recoveries for 2000 and 2001, as well as our provisions to loans ratio (expressed as a percentage of the average balance of our loans).

	2000	2001	Percentage Change

	(R$ in millions, except percentages)
Allowance for loan losses at beginning of year	R$1,783	R$2,345	31.5%
Provision for loan losses	1,244	1,763	41.7
Net loan charge-offs	(899)	(1,414)	57.3
Loan recoveries	217	247	13.8

Allowance for loan losses at end of year	R$2,345	R$2,941	25.4%

Ratio of provision for loan losses to average loans outstanding	3.9%	4.3%

The allowance for loan losses increased 25.4% from R$2,345 million as of December 31, 2000 to R$2,941 million as of December 31, 2001. This increase resulted primarily from a 29.4% increase in the average balance of loans. The allowance for loan losses also increased as a percentage of total loans from 5.9% at year-end 2000 to 6.5% at year-end 2001. The increase in the allowance as a percentage of total loans resulted primarily from the impact of the Brazilian economy’s lower growth levels during 2001 than 2000 on our customers’ capacity to meet their payment obligations, as they felt the effect of the electricity conservation measures instituted in May 2001, as well as the Argentine economic crisis and reduced levels of growth in the United States. We believe that our current allowance for loan losses is sufficient to cover known and potential loan losses in our loan portfolio. For more information, see “Item 4. Information on the Company - Selected Statistical Information - Credit Operations - Non-performing Loans - Charge-offs” and “ - Non-performing Loans and Allowance for Loan Losses.”

We believe that the amount of, and changes in, our allowance for loan losses, viewed as a percentage of the total portfolio, are consistent with our historical net loss experience, rates of default and charge-offs.

The shifts in the quality of our loan portfolios played a more significant role in determining our changes in the allocation of allowances than any other change or trend in non-performing loans. The allowance allocated to industrial and other commercial loans increased from 40.8% of the total allowance to 56.8%, reflecting our expectation of an increase in the amounts of our industrial loan portfolios. The amount of our industrial and commercial loans increased by 11.5%, although they decreased as a percentage of total loans from 43.2% to 42.6%. The allowance for loan losses allocated to financing to individuals increased from 11.9% of the total to 12.7% as such financing increased from 14.5% to 16.1% of total loans. The allowance allocated to loans in foreign currencies declined from 5.3% to 2.0% of the total even as such loans increased as a percentage of total loans from 4.0% to 5.6%, as we had a lower delinquency rate with these loans than with our real denominated loans.

The allowance allocated to real estate loans to individuals declined from 8.4% to 5.3% of the total, reflecting a decline in the amount of such loans, from 4.3% to 2.9% of total loans, as the average credit rating of these loans deteriorated and we accordingly reduced our exposure on such lendings. The allowance allocated to agricultural loans declined from 18.3% to 11.5% of the total, reflecting the decrease of such loans as a percentage of total loans, which declined from 7.7% to 6.9%, as a result of decreased demand for these loans largely due to the effects of the increased devaluation in 2001, as well as an overall increase in the market prices for agricultural goods. See “Item 4. Information on the Company - Selected Statistical Information - Allocation of the Allowance for Loan Losses.”

The provision for loan losses increased by 41.7% in 2001 as compared with 2000. The increase reflected the growth in volume of our loan portfolio as well as a decline in our borrowers’ ability to meet their obligations as they felt the effects of the deterioration of the Brazilian economy, the uncertainty surrounding the Brazilian energy crisis, the Argentine economic crisis and reduced levels of growth in the United States. The increase in the provision for loan losses in turn increased our ratio of provision for loan losses to loans outstanding. The 57.3% increase in charge-offs is largely attributable to a 29.4% increase in our average balance of loans, as well as, more generally, the deterioration in Brazil’s economic environment. The 13.8% increase in recoveries is largely attributable to an improvement in our ability to negotiate with and collect from our defaulting clients. For a more detailed description of the Central Bank’s regulation of lending operations, see “Item 4. Information on the Company - Regulation and Supervision - Treatment of Overdue Debts” and note 2(j) to our consolidated financial statements in Item 18.

Our borrowers’ decreased ability to perform their obligations as a result of the deterioration in the Brazilian economy is confirmed by changes in our default rates and in the risk classification of our loan portfolio. Our default rate, defined as the value of loan charge-offs as a percentage of the total average amount of performing loans at year-end, increased by 25.0% from 2.8% in 2000 to 3.5% in 2001.

The percentage of loans in our top four risk classifications, none of which are considered “non-performing,” was largely stable, remaining at 90.9% at December 31, 2001 compared to 91.0% at December 31, 2000. Loans in the top two risk classification categories increased from 63.4% of the total at year-end 2000 to 68.2% at year-end 2001.

Non-Interest Income

The following table shows the principal components of our non-interest income for 2000 and 2001.

			Percentage
	2000	2001	Change
	(R$ in millions, except percentages)
Fee and commission income	R$2,593	R$2,866	10.5%
Trading losses	(259)	(287)	10.8
Net realized gains on available for sale securities	1,586	372	(76.5)
Net gain on foreign currency transactions	343	247	(28.0)
Equity in earnings (losses) of
unconsolidated companies	145	109	(24.8)
Insurance premiums	3,701	4,616	24.7
Pension plan income	592	1,043	76.2
Other non-interest income	433	640	47.8
Total	R$9,134	R$9,606	5.2%

Non-interest income increased 5.2% in 2001 compared to 2000, principally due to increases in insurance premiums and income from pension plans, offset by a reduction in net realized gains on available for sale securities. Insurance premiums increased by 24.7% while income from pension plans increased by 76.2% during the period, due principally to an increase in the volume of our private pension plans and insurance, which was in turn largely attributable to our efforts at marketing these products. Income from net gains on available for sale securities decreased by 76.5% in 2001 compared to 2000, largely due to a R$1,004 million gain in 2000 from the sale of our available for sale securities in connection with the Spin-off which did not recur in 2001. For more detail regarding the sale, see “Item 4. Information on the Company - The Company - History.”

Non-Interest Expense

The following table shows the principal components of our non-interest expense for 2000 and 2001.

			Percentage
	2000	2001	Change
	(R$ in millions, except percentages)
Salaries and benefits	R$(3,311)	R$(3,329)	0.5%
Administrative expenses	(2,505)	(2,868)	14.5
Amortization of intangible assets	(64)	(115)	79.7
Insurance claims	(2,511)	(3,251)	29.5
Changes in provisions for insurance, pension plans,
certificated savings plans and pension investment
contracts	(1,265)	(1,847)	46.0
Pension plan operating expenses	(378)	(459)	21.4
Insurance and pension plan selling expenses	(645)	(690)	7.0
Depreciation and amortization	(452)	(463)	2.4
Other non-interest expense	(1,371)	(1,476)	7.7
Total	R$(12,502)	R$(14,498)	16.0%

Non-interest expense increased 16.0% in 2001 compared to 2000, due primarily a 29.5% increase in the payment of insurance claims, as well as, to a lesser extent, a 46.0% increase in expenses due to changes in provisions for insurance, pension plans and certificated savings plans. In each case the increases were largely expenses related to an increase in sales of insurance policies, pension plans and certificated savings plans, primarily as a product of our marketing efforts.

Income Tax

Income tax in Brazil is comprised of federal income taxes and the Social Contribution Tax on adjusted income. See “ - Taxes.” The combined rate of these two taxes was:

  34.0% for the period between February 1, 2000 and December 31, 2001; and

  37.0% for the period between May 1, 1999 and January 31, 2000.

We recorded an income tax expense of R$550 million in 2001, compared to an expense of R$417 million in 2000. This tax expense as a percentage of our income before income taxes, adjusted for income in earnings (losses) of unconsolidated companies, remained relatively stable, at 20.2% in 2001 and 20.0% in 2000. The increase was due primarily to an increase in taxable profits in 2001, balanced by a decrease in non-deductible expenses and larger gains on foreign assets, which are not taxable in Brazil. This was partially offset by the effect in 2000 of the tax benefit associated with non-taxable income on the sale of available for sale-securities. For more information, see Note 16 to our consolidated financial statements in Item 18.

Net Income

As a result of the foregoing, net income for 2001 increased 26.2% in comparison with 2000.

Asset and Liability Management

Our general policy on asset and liability management is to:

  manage interest rate, liquidity, foreign exchange and maturity risks in order to maximize our net income from financial operations and our return on assets and equity, in light of our internal risk management policies; and

  maintain adequate levels of liquidity and capital.

As part of our asset and liability management we seek to avoid material mismatches between assets and liabilities by matching, to the extent possible, the maturity, currency and interest rate structure of the loans we extend to the terms of the transactions under which we fund such loans. Subject to our policy constraints, from time to time we take mismatched positions as to interest rates, maturities and, in more limited circumstances, foreign currencies, when we believe such positions are justified in view of market conditions and prospects.

We monitor our asset and liability position in accordance with Central Bank requirements and guidelines. The asset and liability committee of our senior management meets on a weekly basis to:

  set financial asset allocations and funding policies;

  make decisions regarding the maturity structure of our assets and liabilities;

  establish overnight and intra-day limits for our maturity mismatches, interest rate positions and foreign currency positions; and

  establish exposure limits based on our evaluation of the risks presented by our gap positions and current market volatility levels.

In making their decisions, our senior management evaluates not only our exposure limits for each market segment and product, but also market volatility levels and the extent to which we are exposed to market risk through interest, maturity, liquidity and currency mismatches. It also considers other potential risks as well as the liquidity of the market, our institutional needs and perceived opportunities for gain. The committee holds extraordinary meetings as needed in response to unexpected macroeconomic changes.

In addition, we have two credit committees which help carry out our asset and liability management:

  the executive credit committee, which is made up of members of our senior management and which meets on a weekly basis, analyzes credits of over R$20 million and determines the general policies which will guide our asset and liability management until its next meeting; and

  the daily credit committee, which meets on a daily basis and is responsible for analysis of credits of up to R$20 million.

In addition, our senior managers receive daily reports on our unmatched and open positions, while the treasury committee assesses our risk position at the start of each day.

Liquidity and Funding

Central Bank requirements for compulsory deposits determine our minimum liquidity levels. We review our asset and liability management policies from time to time to ensure that we have sufficient liquidity available to honor withdrawals of deposits, repay other liabilities at maturity, extend loans or other forms of credit to our customers and meet our own working capital needs. In our opinion, our working capital is sufficient for our current requirements.

Our treasury department acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. It is also responsible for setting the rates for our different products, including exchange and interfinance transactions. The treasury department covers any funding shortfall through borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have had a high level of liquidity in recent years due to our relatively low leverage level. We have used our excess liquidity to invest in short-term money market instruments and expect to continue doing so, subject to regulatory requirements and investment considerations.

Our two principal sources of funding are:

  deposits, including demand deposits from banks, savings deposits and time deposits; and

  short-, medium- and long-term borrowings, which are typically denominated in or indexed to U.S. dollars.

The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing as well as non-interest bearing) in the periods indicated:

	2000			2001			2002
	Average	% of	Average	Average	% of	Average	Average	% of	Average
	balance	total	rate	balance	total	rate	balance	total	rate
	(R$ in millions, except percentages)
Deposits from banks	R$627	0.7%	11.8%	R$176	0.2%	13.6%	R$223	0.2%	16.1%
Savings deposits	17,280	20.4	7.6	17,486	18.9	7.9	19,033	16.8	8.3
Time deposits	11,028	13.0	13.7	12,597	13.7	14.9	21,347	18.9	14.9
Interest bearing liabilities:
Federal funds purchased and
securities sold under
agreements to repurchase	9,543	11.3	14.3	12,278	13.3	15.6	9,670	8.4	21.2
Short-term borrowings	6,266	7.4	12.9	8,751	9.5	22.0	10,137	9.0	39.2
Long-term debt	7,703	9.2	18.7	9,789	10.6	20.7	12,417	11.0	33.0
Total interest-bearing
liabilities	52,447	62.0%	12.4%	61,077	66.2%	15.0%	72,827	64.3	20.5%
Non-interest bearing
liabilities:
Demand deposits	6,815	8.1	-	7,464	8.1	-	9,860	8.7	-
Other non-interest-bearing
liabilities(1)	25,278	29.9	-	23,752	25.7	-	30,529	27.0	-
Total
non-interest-bearing
liabilities	32,093	38.0	-	31,216	33.8	-	40,389	35.7	-
Total liabilities	R$84,540	100.0%	-	R$92,293	100.0%	-	R$113,216	100.0%	-
________________________
(1)	Other non-interest-bearing liabilities, whose primary components are provision for insurance losses, provision for pension plans, provision for certificated savings plans, provision for pension investment contracts, and provision for contingent liabilities, are not a source of funding.

Deposits are our most important source of funding, accounting for 42.2% of the average balance of liabilities in 2000, compared to 40.9% in 2001 and 44.6% in 2002. The decrease in deposits as a percentage of the average balance in 2001 was primarily the result of transfers by our clients of funds from traditional savings and, to a lesser extent, time-deposit accounts to mutual funds. The increase in 2002 was due primarily to a client transfer of funds away from mutual funds to traditional savings, particularly time-deposit accounts, as well as the general increase in the size of our customer base.

Short- , medium- and long-term borrowings, our second principal source of funding, accounted for 16.5% of the average balance of liabilities in 2000, compared to 20.1% in 2001 and 19.9% in 2002. Federal funds purchased and securities sold under agreements to repurchase decreased by 21.2% as a percentage of the average balance of liabilities in 2002 compared to 2001, primarily as a result of our adoption of a policy on diversifying our local sources of funding based on costs and availability.

The following table shows our sources of funding and liquidity at December 31, 2002:

	December 31, 2002
	R$ million	% of total
Deposits from banks	R$26	0.1%
Savings deposits	20,731	17.4
Time deposits	22,202	18.7
Federal funds purchased and securities sold under
agreements to repurchase	7,633	6.4
Short-term borrowings	9,639	8.1
Long-term debt	13,389	11.2
Total interest-bearing liabilities	73,620	61.9
Demand deposits	13,374	11.3
Other non-interest-bearing liabilities	31,826	26.8
Total non-interest-bearing-liabilities	45,200	38.1
Total liabilities	R$118,820	100.0%

Deposits

Deposits accounted for approximately 47.4% of total liabilities at December 31, 2002. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the average balances of our time, savings and demand deposits from December 31, 2001 through December 31, 2002 is largely due to an increase in the size of our customer base, resulting from the acquisitions in the first half of 2002 as well as transfers by our clients from investment funds to deposits. At December 31, 2001, we had approximately 12.0 million checking accounts and 27.4 million savings accounts, compared to approximately 13.0 million checking accounts and 29.4 million savings accounts at December 31, 2002. Increases in average account balances is a second, less material factor contributing to the increase in average balances of our time, savings and demand deposits. For additional information regarding our deposits, see “Item 4. Information on the Company - Selected Statistical Information - Maturity of Deposits.”

Short-term Borrowings

Our short-term borrowings consist primarily of issuances of commercial paper and import and export financings. We have consistently had access to short-term borrowings on market terms, and we expect to continue to have access to these markets when required through issuance of Eurobonds and Deposit Certificates. However, we do not maintain any pre-approved credit lines with other financial institutions. Accordingly, we do not have any unused portions of credit lines or credit facilities.

Our credit facilities could be impacted by various factors, including downgrades in our rating, fluctuations in Brazilian exchange rates and base interest rates, increased rates of inflation, currency devaluations, and adverse developments in the Brazilian and world economies. For a further discussion of risks that could have an adverse effect on our credit facilities, see “Item 3. Key Information -Risk Factors - Risks Relating to Brazil” and “ - Risks Relating to Bradesco and the Brazilian Banking Industry.”

At December 31, 2002, we had drawn short-term (up to 360 days) funds totaling R$9,639 million, an increase of R$1,319 million from December 31, 2001. Our short-term borrowings increased as demand for import and export financings increased from R$5,106 million at December 31, 2001 compared to R$7,741 million at December 31, 2002. The increase was largely due to the increase in Brazilian exports in 2002. Our U.S. dollar-denominated and indexed commercial paper declined 41.3%, from R$3,211 million at December 31, 2001 to R$1,884 million at December 31, 2002.

At December 31, 2001, we had drawn short-term (up to 360 days) funds totaling R$8,320 million, an increase of R$1,302 million from December 31, 2000. Our short-term borrowings remained at relatively consistent levels, as demand for import and export financings remained relatively stable, at R$5,102 million at December 31, 2000 compared to R$5,106 million at December 31, 2001. The flat demand was largely due to the slowdown in the world economy in 2001. Our U.S. dollar-denominated and indexed commercial paper increased 68.5%, from R$1,906 million at December 31, 2000 to R$3,211 million at December 31, 2001.

Substantially all of our foreign trade finance credit lines from correspondent banks are U.S. dollar-denominated. We have historically funded a substantial portion of our foreign currency trade loans from foreign currency credit lines with foreign correspondent banks.

For additional information on our short-term borrowings, see “Item 4. Information on the Company - Selected Statistical Information - Short-term Borrowings” and “Item 11. Quantitative and Qualitative Disclosure about Market Risk - Sensitivity Analysis.”

Medium- and Long-term Borrowings

At December 31, 2002, we had R$13,389 million in long-term outstanding borrowings, an increase of R$1,890 million from December 31, 2001. The increase in our long-term outstanding borrowings was primarily attributable to the R$2,352 million increase in our subordinated debt and to R$1,169 million in financing for on-lending of internal resources. Our long-term borrowings consist primarily of local on-lendings, which are amounts we borrow from Brazilian agencies to make loans to Brazilian entities for investments in facilities and equipment, as well as our subordinated notes, Euronotes and foreign currency loans. In 2002 we issued subordinated debt as a form of payments for some of our bank acquisitions in the first half of 2002.

At December 2001, we had R$11,499 million in long-term outstanding borrowings, an increase of R$2,439 million from December 31, 2000. The increase in our long-term outstanding borrowings was primarily attributable to the R$738 million increase in financing for on-lending of internal resources, our issuance in December 2001 of R$970 million in subordinated notes, and our issuance of R$550 million of Euronotes.

We also obtain funding through the issuance of medium- and long-term fixed- and floating-rate securities, including through our medium-term note program. This program permits us to issue up to U.S.$1.5 billion (or its equivalent in other currencies) of medium-term notes through our branches in Grand Cayman and New York and through our headquarters in Brazil. Notes issued under the program have maturities of three months or more from their date of issue and bear interest at a fixed rate. The program provides that the notes are unsecured and unsubordinated obligations and rank on the same level as all our present and future unsecured and unsubordinated external debt. We may only offer the notes issued under the program for sale to qualified institutional buyers in the United States under the Securities Act or to non-U.S. persons outside the U.S. in accordance with Regulation S of the Securities Act. We had issued approximately U.S.$1.125 billion at December 31, 2001, and approximately U.S.$535 million at December 31, 2002, under our medium-term note program. Although the program permits us to issue up to an aggregate of U.S.$1.5 billion of medium-term notes, our ability to issue amounts up to the U.S.$965 million remaining under the program will depend on the existence of demand for such notes.

We use the proceeds of our medium- and long-term debt issuances for general on-lending purposes, principally to our Brazilian clients. The difference between the interest we pay on our borrowings and the interest we charge our clients, known as the “spread,” is related to the term of the loans, our assessment of the client risk, and the general condition of the Brazilian economy. With the exception of our local on-lendings, there are no regulatory restrictions on the use of our borrowings.

For additional information on our long-term debt, see “Item 11. Quantitative and Qualitative Disclosure about Market Risk - Sensitivity Analysis” and note 14 to our consolidated financial statements in Item 18.

Compulsory Deposits with the Central Bank

The Central Bank requires us, as a financial institution, either to deposit a determined amount of funds with the Central Bank or to purchase and hold Brazilian federal treasury securities. We cannot use these compulsory deposits for any other purpose. We had compulsory deposits of R$16,057 million at December 31, 2002, a 95.1% increase from December 31, 2001, primarily due to a 5% increase in the compulsory rate for time deposits and savings deposits, in addition to the creation of an additional 8% rate for cash and time deposits and 10% rate for savings deposits. At December 31, 2001, the balance of our compulsory deposits was R$8,232 million, a 56.2% increase from December 31, 2000, primarily due to a 10% increase in compulsory deposits related to time deposits, which came into effect in September 2001.

Sources of Additional Liquidity

We do not maintain unused pre-approved credit lines, but we believe that our strong presence in the Brazilian market and our good image in the international market would enable us to obtain funds on market terms when necessary. In addition, although our medium-term notes program is not a guaranteed pre-approved credit line, it can facilitate our access to international credit markets, which generally tend to offer funds at a lower interest rate and for longer terms than the local Brazilian market. At December 31, 2002 we had the ability to issue up to an additional U.S.$965 million under the program, the issuance of which will depend on whether there is any demand for such notes at a particular time.

Finally, in some limited circumstances we may obtain emergency funds from the Central Bank through a transaction referred to as “redesconto.” A redesconto is a loan from the Central Bank to a financial institution, which loan is guaranteed by federal government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading securities limits the amount of the redesconto transaction. We have never obtained funds from the Central Bank through redesconto transactions for liquidity purposes. At December 31, 2002, we had R$6,920 million in federal government securities as trading securities for this purpose.

Cash Flow

During 2000, 2001 and 2002 the primary influence on our cash flow was the changes in the Brazilian economic environment. The following table shows the principal variations in cash outflows during the periods indicated.

	2000	2001	2002
	(R$ in millions)
Net cash provided by (used in) operating activities	R$6,000	R$375	R$11,713
Net cash used in investing activities	(5,945)	(10,941)	(9,444)
Net cash provided by financing activities	5,027	9,360	1,561
Net increase (decrease) in cash and cash equivalents	R$5,082	R$(1,206)	R$3,830

2000

During 2000, we experienced a net increase of R$5,082 million in cash and cash equivalents, due primarily to our financing activities, which provided R$5,027 million of cash, as well as R$6,000 million of cash from our operating activities, which was partially offset by the use of R$5,945 million in our investing activities.

The cash used in our investing activities in 2000 resulted primarily from a R$10,528 million net increase in credit operations, which was partially offset by the effects on cash flow of a net decrease in Central Bank compulsory deposits of R$3,359 million. The reduction in compulsory deposits was primarily due to the Central Bank’s reduction from 65% to 45% of the reserve requirements for compulsory deposits related to demand deposits. The cash flow effects of investing activities were also partially attributable to the generation of R$5,276 million of proceeds from the sale of available for sale securities, which was partially offset by the use of R$4,877 million in the purchase of available for sale securities.

The cash generated from our financing activities in 2000 resulted primarily from the R$1,296 million increase in long-term borrowings net of repayments of long-term obligations, and from a R$3,701 million increase in federal funds purchased and securities sold under agreements to repurchase. The latter increase was due largely to our adoption of a policy on diversifying our local sources of funds based on cost and availability.

2001

During 2001, we experienced a net decrease of R$1,206 million in cash and cash equivalents, due primarily to the use of R$10,941 million in our investing activities, largely offset by our financing activities, which provided R$9,360 million net cash, as well as R$375 million of cash from our operating activities.

The cash used in our investing activities in 2001 resulted primarily from a R$7,370 million net increase in loans, an increase of R$2,961 million in compulsory deposits, due primarily to a Central Bank 10% reserve requirement for compulsory deposits related to time deposits, which became effective in September 2001, and also from R$4,333 million used to acquire available for sale securities, which was almost entirely offset by R$4,314 million generated from the sale of available for sale securities.

The cash generated from our financing activities in 2001 resulted primarily from a R$4,277 million increase in deposits, primarily represented by an increase of R$4,095 million in time deposits, from an increase of R$2,339 million in long-term borrowings net of repayments of long-term debt and from a R$1,923 million net increase in purchases of federal funds and securities sold under agreements to repurchase. The increase in purchases of federal funds and securities sold under agreements to repurchase was due largely to our adoption of a strategy of diversifying our domestic sources of funding based on cost and availability.

2002

During 2002, we experienced a net increase of R$3,830 million in cash and cash equivalents, due primarily to the R$11,713 million in cash and cash equivalents generated by our operating activities and the R$1,561 million generated by our financing activities, partially offset by R$9,444 million used in our investment activities.

The cash used in our investing activities in 2002 resulted primarily from a R$7,192 million net increase in compulsory deposits, due primarily to the increase in the rate and creation of additional compulsory deposit requirements, from an increase of R$4,989 million in loans and from R$3,941 million used to acquire available-for-sale securities, which was offset by R$5,036 million generated from the sale of available-for-sale-securities.

The cash generated from our financing activities in 2002 resulted primarily from a R$9,691 million increase in deposits, primarily represented by an increase of R$4,196 million in time deposits and a R$4,593 increase in cash deposits, both excluding the acquisitions of the first half of 2002, as well as a decrease of R$701 million in long-term borrowings net of repayments of long-term debt and a R$7,089 million net decrease in purchases of federal funds and securities sold under agreements to repurchase. The decrease in purchases of federal funds and securities sold under agreements to repurchase was due largely to our clients’ transfer of resources to other funding sources.

Capital Compliance

The Basle Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8%. At least half of total capital must consist of Tier I capital. Tier I, or core, capital includes equity capital less certain intangibles. Tier II capital includes asset revaluation reserves, general loan loss reserves and subordinated debt, subject to some limitations. Tier II capital is limited to the amount of Tier I capital.

Brazilian banking regulations differ from Basle Accord requirements in several ways: Brazilian banking regulations:

(a)	require a minimum ratio of capital to risk-weighted assets of 11%,
(b)	do not permit general loan loss reserves to be considered as capital,
(c)	specify different risk-weighted categories, and
(d)	impose a deduction from capital corresponding to fixed assets held in excess over limits imposed by the Central Bank.

Capital adequacy requirements could be calculated on either a consolidated or unconsolidated basis prior to July 31, 2000. Since July 31, 2000, we have measured our capital compliance on a consolidated basis, in accordance with Central Bank rules. See “Item 4. Information on the Company - Regulation and Supervision - Principal Limitations and Restrictions on Activities of Financial Institutions” for a more detailed discussion of Brazilian capital adequacy requirements. Brazilian banking regulations also do not permit general loan loss reserves to be considered as capital, specify different risk-weighted categories, and impose a deduction from capital corresponding to possible excess holdings of fixed assets over the limits imposed by the Central Bank.

The following table shows our capital positions as a percentage of total risk weighted assets, as well as our minimum capital requirements under Brazilian law, for the dates indicated. The table and the following information are based on the Corporate Law Method.

	At December 31,
	2000	2001	2002
	(R$ in millions, except percentages)
Tier I	11.9%	12.5%	12.2%
Tier II	-	1.3	3.6
Total capital	11.9%	13.8%	15.8%
Available regulatory capital	R$8,094	R$10,876	R$14,396
Minimum regulatory capital required	6,739	8,728	10,027
Excess over minimum regulatory capital required	R$1,355	R$2,148	R$4,369

The increase in our available regulatory capital from R$10,876 million at December 31, 2001 to R$14,396 million at December 31, 2002 was due primarily to our issuance of R$2,338 million in subordinated notes and a R$132 million increase in the participation of minority shareholders, as well as the capitalization of R$1,076 million of profits in 2002.

The increase in our available regulatory capital from R$8,094 million at December 31, 2000 to R$10,876 million at December 31, 2001 was due primarily to the capitalization of R$1,322 million of profits in 2001, our issuance of R$970 million in subordinated notes, the effects of capital increases of R$409 million in March 2001, and a R$134 million increase in the participation of minority shareholders. These effects were partially offset by a R$53 million reduction in capital resulting from the acquisition of our own shares.

The excess over minimum regulatory capital required was R$4,369 million at December 31, 2002, a R$2,221 million increase from the December 31, 2001 level. The increase is primarily attributable to the increase in our capitalization on profits as well as our issuance of subordinated notes in 2002.

As of December 31, 2000, 2001 and 2002, we were in compliance with all minimum capital requirements imposed by the Central Bank. For a description of our capital requirements and Central Bank capital adequacy regulations see “Item 4. Information on the Company - Regulation and Supervision - Principal Limitations and Restrictions on Activities of Financial Institutions.” During 2000, 2001 and 2002, we maintained a significant position in short-term, highly liquid instruments, which in general have a zero or low risk weighting, thereby eliminating or significantly reducing the need to maintain capital against these assets. This position reflects the restrictive credit environment that prevailed in Brazil during these periods. If we were to increase significantly our loan portfolio, we would be required to maintain capital against these assets which, depending on the capital position at that time, could reduce our capital as a percentage of risk-weighted assets.

Interest Rate Sensitivity

Management of interest rate sensitivity is a key component of our asset and liability policy. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is considered balanced when an equal amount of these assets or liabilities matures or reprices in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income. Conversely, a positive gap denotes asset sensitivity and normally means that a decline in interest rates would have a negative effect on net interest income. These relationships can change significantly from day to day as a result of both market forces and management decisions.

Our interest rate sensitivity strategy takes into account:

  rates of return;

  the underlying degree of risk; and

  liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds.

We monitor our maturity mismatches and positions and manage them within established limits. Our asset and liability committee reviews our positions at least weekly and changes our positions as market outlooks change.

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities at December 31, 2002 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

	At December 31, 2002
	Up to 30	31-90	91-180	181-365		Over
	days	days	days	days	1-3 years	3 years	Total
	(R$ in millions, except percentages)
Interest-earning assets:
Deposits from banks	R$2,379	-	-	-	-	-	R$2,379
Federal funds sold and securities purchased under agreements to resell	12,302	-	R$27	-	R$98	R$247	12,674
Central bank compulsory deposits	8,565	-	12	R$122	52	3,350	12,101
Trading securities	16,555	R$76	3,869	147	174	1,962	22,783
Available for sale securities	-	52	123	29	92	2,043	2,339
Securities held to maturity	-	-	-	-	197	3,804	4,001
Loans	11,431	11,382	7,272	7,057	8,068	4,773	49,983
Total interest-earning assets	51,232	11,510	11,303	7,355	8,681	16,179	106,260
Interest-bearing liabilities:
Deposits from banks	12	2	1	9	2	-	26
Savings deposits	20,731	-	-	-	-	-	20,731
Time deposits	2,388	1,232	1,872	3,467	13,025	218	22,202
Federal funds purchased and
securities sold under agreements to
repurchase	4,799	1,918	23	-	1	892	7,633
Short-term borrowings	2,499	2,630	2,084	982	1,435	9	9,639
Long-term debt	786	372	1,931	1,292	3,552	5,456	13,389
Total interest-bearing liabilities	31,215	6,154	5,911	5,750	18,015	6,575	73,620
Asset/liability gap	20,017	5,356	5,392	1,605	(9,334)	9,604	R$32,640
Cumulative gap	R$20,017	R$25,373	R$30,765	R$32,370	R$23,036	R$32,640	-
Ratio of cumulative gap to cumulative
total interest-earning assets	18.84%	23.88%	28.95%	30.46%	21.68%	30.72%

Exchange Rate Sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, we generally have outstanding at any given time medium- and long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. We had R$4,487 million of long-term debt outstanding at December 31, 2002. At that date, our consolidated net foreign currency exposure was R$2,391 million, or 22.0% of shareholders’ liability. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivatives financial instruments.

Our foreign currency position arises primarily through our purchases and sales of foreign exchange (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum open, short and long foreign currency positions.

At December 31, 2002, the composition of our assets, liabilities and shareholders’ equity by currency and term was as shown below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

	December 31, 2002
				Foreign
		Foreign		currency as
	R$	currency	Total	% of total
	(R$ in millions, except percentages)
Assets:
Cash and due from banks	R$1,675	R$1,050	R$2,725	38.5%
Interest-bearing deposits in other banks	831	1,548	2,379	65.1
Federal funds sold and securities purchased under agreements to resell	12,389	285	12,674	2.2
Central bank compulsory deposits	15,114	943	16,057	5.9
Trading securities
Less than one year	4,597	353	4,950	7.1
From one to three years	132	42	174	24.1
More than three years	1,926	36	1,962	1.8
Indefinite (1)	15,697	-	15,697	-
Available for sale securities
Less than one year	124	80	204	39.2
From one to three years	92	-	92	-
More than three years	1,900	143	2,043	7.0
Indefinite	1,935	492	2,427	20.3
Securities held to maturity:
From one to three years	-	197	197	100.0
More than three years	2,458	1,346	3,804	35.4
Loans
Less than one year	24,842	12,300	37,142	33.1
From one to three years	5,985	2,083	8,068	25.8
More than three years	4,390	383	4,773	8.0
Indefinite (2)	2,341	-	2,341	-
Investment in unconsolidated companies and other investments	550	-	550	-
Property, plant and equipment, net	2,975	18	2,993	0.6
Intangible assets, net	1,778	-	1,778	-
Other assets
Less than one year	5,435	44	5,479	0.8
From one to three years	3,909	44	3,953	1.1
More than three years	781	87	868	10.0
Allowance for loan losses	(3,441)	(14)	(3,455)	0.4
Total	R$108,415	R$21,460	R$129,875	16.5%
Percentage of total assets	83.5%	16.5%	100.0%

Liabilities and Shareholders’ Equity:
Deposits
Less than one year	R$40,213	R$2,875	R$43,088	6.7%
From one to three years	12,900	127	13,027	1.0
More than three years	55	163	218	74.8
Federal funds purchased and securities sold under agreements to repurchase	6,903	730	7,633	9.6
Short-term borrowings
Less than one year	-	8,195	8,195	100.0
From one to three years	-	1,435	1,435	100.0
More than three years	-	9	9	100.0
Long-term debt
Less than one year	2,258	2,123	4,381	48.5
From one to three years	2,476	1,076	3,552	30.3
More than three years	4,168	1,288	5,456	23.6
Other liabilities
Less than one year	7,854	2,813	10,667	26.4
From one to three years	2,215	23	2,238	1.0
More than three years	18,921	-	18,921	-
Minority interest in consolidated
subsidiaries	203	-	203	-
Shareholders’ equity	10,852	-	10,852	-
Total	R$109,018	R$20,857	R$129,875	16.1%
Percentage of total liabilities and
shareholders’ equity	83.9%	16.1%	100.0%
_______________________________

(1)	Represents investments in mutual funds, which are redeemable at any time, in accordance with our liquidity needs.
(2)	Represents non-performing loans.

Derivatives are presented in the table above on the same basis as presented in the consolidated financial statements in Item 18.

Our cash and cash equivalents in foreign currency are represented principally by U.S. dollars. Amounts denominated in other currencies, which include euros and yen, are indexed to the U.S. dollar as well through currency swaps, effectively limiting our foreign currency exposure to U.S. dollars only.

We enter into short-term derivatives contracts with selected counterparties to manage our overall exposure as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see note 22b to our consolidated financial statements in Item 18.

At December 31, 2002, the composition of our off-balance sheet derivatives by currency was as shown below.

	December 31, 2002
	Notional amounts
		Foreign
	R$	currency	Total
	(R$ in millions)
Off-balance sheet derivatives:
Interest rate futures contracts
Purchases	R$946	-	R$946
Sales	2,492	-	2,492
Foreign currency futures contracts
Purchases	-	R$4,961	4,961
Sales	-	1,197	1,197
Option contracts on interest rates
Sales	21	-	21
Forward contracts on interest rates
Purchases	305	-	305
Sales	95	-	95
Forward currency forwards contracts
Purchases	-	123	123
Sales	-	157	157
Swap contracts
Interest rate swaps	R$6,859	-	6,859
Currency swaps	-	R$2,714	R$2,714

Capital Expenditures

In the past three years, we have made, and expect to continue to make, significant capital expenditures related to improvements and innovations in technology and the Internet designed to maintain and expand our technology infrastructure in order to increase our productivity, accessibility and cost efficiency. We have made significant capital expenditures for systems development, data processing equipment and other technology designed to further these goals. These expenditures are for systems and technology for use both in our own operations and by clients.

The following table shows our capital expenditures accounted for as fixed assets in the periods indicated.

	2000	2001	2002
	(R$ in millions)
Infrastructure
Land and buildings	R$26	R$31	R$283
Leasehold furniture and equipment	115	147	137
Improvements	67	60	65
Others	13	6	53
Total	221	244	538
Information Technology
Systems development	128	158	244
Data processing equipment	76	150	396
Total	204	308	640
Postal Service
Service contract with Postal Service(1)	-	200	-
Total	R$425	R$752	R$1,178
_______________________________
(1)	In September 2001, we agreed to pay the Postal Service approximately R$200 million in consideration for services to be provided by their network of post offices. See “Item 4. Information on the Company - The Company - History - Recent Acquisitions and Joint Ventures - Postal Service Banking.”

During 2002 we made R$1,385 million in capital expenditures, of which R$1,178 million was related to the acquisition of assets and R$207 million to telecommunications services and data processing expenses.

During the first three months of 2003, we made investments valued at R$240 million.

We believe that capital expenditures in 2003 through 2005 will not be substantially greater than historical expenditure levels, and anticipate that in accordance with our practice during recent years, our capital expenditures in 2003 through 2005 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

Research and Development, Patents and Licenses

We do not have any significant policies or projects relating to research and development, and we own no patents or licenses.

Item 6. Directors, Senior Management and Employees.

Management of Banco Bradesco

We are managed by our Conselho de Administração, which we call the “Board of Directors,” together with our Board of Executive Officers. The Board of Directors establishes our corporate strategy and policies and supervises and monitors the Board of Executive Officers. In turn, the Board of Executive Officers implements the strategy and policies set by the Board of Directors and is responsible for our day-to-day management.

Our Board of Executive Officers is currently made up of (1) the “Diretoria Executiva,” which is the board of senior executive officers, and (2) our departmental and regional directors. The Diretoria Executiva is made up of the president, nine executive vice presidents and 13 managing executive directors.

Our seven-member Board of Directors meets every 90 days and is responsible for:

  establishing our corporate strategy;

  reviewing our business plans and policies; and

  supervising and monitoring the activities of our Board of Executive Officers.

Our “Diretoria Executiva” meets weekly and is responsible for:

  implementing the strategy and policies established by our Board of Directors; and

  our day-to-day management.

Several members of our Board of Directors and the Diretoria Executiva also perform senior management functions at our subsidiaries, including Bradesco Seguros, Bradesco Leasing, BCN Leasing and BCN. Each of our subsidiaries has its own management structure.

Pursuant to Brazilian law, all members of our Board of Directors and Diretoria Executiva have been approved by the Central Bank. On June 9, 2003, we elected two new members to the Board of Directors, but they are still pending Central Bank approval, and so are not yet board members.

The following are biographies of the current members of our Board of Directors and Diretoria Executiva, who were elected on March 10, 2003:

Members of the Board of Directors:

Lázaro de Mello Brandão, Chairman: 76 years old; economist and business administrator. On September 1, 1942, Mr. Brandão was hired by Casa Bancária Almeida & Cia., financial institution which, on March 10, 1943, became Banco Brasileiro de Descontos S.A., and later became Banco Bradesco S.A. In 1963, he was elected as an Officer, a position he held until 1977, when he was elected Vice-President. In 1981 he took on a position as President of the Bank. In the following year, 1982, he also served as our Vice-Chairman, and since 1990 he has served as Chairman of the Board of Directors. In 1999 he nominated his successor for Presidency of the Bank’s Board of Directors, remaining at the Managing Board. He also serves on the board of several companies of the group. He is the President of the Board of Directors of Bradespar and non-voting member of the Managing Board of Banco Espírito Santo S.A., located in Lisbon, Portugal. He served as President of FGC - Fundo Garantidor de Créditos, from 1999 to 2001. He also served as Director for the Banking Association of the states of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul from 1966 to 1974, having served as Director-President from 1974 to 1983. Mr. Brandão also served as Vice-President of the Board of Executive Directors of the National Federation of Banks, known as “FENABAN,” from 1971 to 1976 and from 1980 to 1983, and as a member of the Board of the Federation of Brazilian Banking Associations, known as “FEBRABAN,” from 1983 to 1991 and from 1994 to February 2001. In addition, Mr. Brandão served as a member of the Board of Directors of the National Housing Bank from 1984 to 1985 and as President of the Board of Directors of CIBRASEC Companhia Brasileira de Securitização from 1997 to 1999.

Antônio Bornia, Vice-Chairman: 67 years old; secondary education. On May 1, 1952, Mr. Bornia was hired by us as an office assistant. In 1975, he was elected our Deputy Managing Director and in 1979 he became an Officer. In 1981, Mr. Bornia was elected our Vice-President, a position he held until March 10, 1999, when he was elected Vice-Chairman of our Board of Directors. He also serves on the board of several companies of our group. Since March 2000, Mr. Bornia has served as Vice-Chairman of the Board of Directors of Bradespar S.A., and since 1994 he has served as Chairman of the Board and Director-President of ABEL, as well as Director-President of the National Confederation of Financial Institutions (CNF), a position he has held since July 2000. He became the President of FGC in November 2001.

Dorival Antônio Bianchi, Director: 61 years old. Mr. Bianchi received a degree in Economics from São Paulo University. On February 1, 1961, he was hired by us as an assistant. In 1982, Mr. Bianchi was appointed Departmental Director and in 1983 he became a Managing Director. From 1988 to March 1999, he served as a Vice-President, also serving, since March 1999, as a member of our Board of Directors. He also serves on the board of several companies of our group. Mr. Bianchi has served as member of the boards of directors of: Bradespar since March 2000. He also served as a member of the boards of directors of VISANET - Companhia de Meios de Pagamento from 1997 to 1999, and as an Executive Officer of Visa International (Regional Sector for Latin America and the Caribbean) from 1996 to 1999.

Mario da Silveira Teixeira Junior, Director: 57 years old. Mr. Teixeira received a degree in Civil Engineering and Business Administration from Mackenzie Presbyterian University. On July 1, 1971 he was hired by Bradesco. Corretora de Títulos e Valores Mobiliários, as a technician. He served as an Officer from March 1983 until January 1984, when he was appointed Departmental Director of Banco Bradesco. In 1992, he was appointed as Managing Officer. In 1998 he was appointed as Vice President. From March 1999 to July 2001 he was a member of our Board of Directors. From July 2001 until March 2002 he served as President of Bradespar and in March 2002 he returned to his position as a member of our Board of Directors. He also participates in the management of the other companies of our group. He has been a member of the Board of Directors of Companhia Paulista de Força e Luz - CPFL, since August 2, 2001 and of CPFL Energia S.A. since August 30, 2001. He occupied the same position during the periods from November 1997 until April 2000 and from March to April 2000. He was a member of the Managing Board of Globo Cabo S.A., from 1998 until 2000, of Latasa, from 1992 until 2000, of São Paulo Alpargatas S.A., from 1996 to 1999, of Serra da Mesa Energia S.A. and of VBC Energia S.A., from 1997 until 2000.

Márcio Artur Laurelli Cypriano, Director: 59 years old. Mr. Cypriano received a law degree from Mackenzie Presbyterian University. He was hired on July 18, 1967 by Banco da Bahia S.A. On December 5, 1973, with the acquisition of Banco da Bahia S.A., he joined Banco Bradesco. In 1984 he was appointed as Departmental Director and in 1986, he became a Deputy Managing Director. In 1988, Mr. Cypriano was elected as a Managing Director and he became a Vice-President in 1995. From March 1998 to March 1999 he served as President of the BCN group. Since March 1999, he has served as our President, also serving on the board of the other companies of our group. In March 2002, he was appointed as member of our Board of Directors. Since April 2002, he has been a member of the board of Bradespar S.A. Since February 2001, he has served as a member of the board of FEBRABAN, and from 1984 to 1986, he was a member of the Board of Directors of SERASA.

João Aguiar Alvarez, Director: 42 years old. Mr. Alvarez received a degree in Agronomy from the Manuel Carlos Gonçalves College of Agronomy and Animal Husbandry in Espírito Santo do Pinhal, SP. On April 30, 1986 he was appointed to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, also serving as an Officer since 1988. Since February 1990, he has served as a member of our Board of Directors. Since March 2000, Mr. Alvarez has also served as a member of the board of directors of Bradespar. Mr. Aguiar Alvarez’s sister, Ms. Denise Aguiar Alvarez Valente, is also a director.

Denise Aguiar Alvarez Valente, Director: 45 years old. Ms. Valente received a degree in Pedagogy from São Paulo Pontific Catholic University, and received a Masters in Education from New York University. She was appointed to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações on April 30, 1986. Since 1988, she has also served as an Officer. Since February 1990, Ms. Valente has served as a member of our Board of Directors, and since March 2000, she has also served a member of the Board of Directors of Bradespar.

Members of the Diretoria Executiva

Márcio Artur Laurelli Cypriano, President: 59 years old. Mr. Cypriano received a law degree from Mackenzie Presbyterian University. He was hired on July 18, 1967 by Banco da Bahia S.A. On December 5, 1973, with the acquisition of Banco da Bahia S.A., he joined Banco Bradesco. In 1984 he was appointed as Departmental Director and in 1986, he became a Deputy Managing Director. In 1988, Mr. Cypriano was elected as a Managing Director and he became a Vice-President in 1995. From March 1998 to March 1999 he served as President of the BCN group. Since March 1999, he has served as our President, also serving on the board of the other companies of our group. Since April 2002, he has also been a member of the board of Bradespar S.A. In March 2002, he was appointed as member of our Board of Directors. Since February 2001, he has served as a member of the board of FEBRABAN, and from 1984 to 1986, he was a member of the Board of Directors of SERASA.

Décio Tenerello, Vice-President: 58 years old. Mr. Tenerello received a law degree from University Center FIEO of Osasco - UNIFIEO. On June 16, 1961, he was hired by us as an office assistant. In 1982 he was appointed as a Departmental Director and in 1984 he became a Deputy Managing Director. In 1988, Mr. Tenerello was elected as a Managing Director and, in 1998, he became a Vice-President. He also serves on the board of several companies of our group, as President Officer of Banco de Crédito Real de Minas Gerais S.A. since April 1998 and of Banco Baneb S.A., since June 1999. Since April 1999, he has served as Vice-Chairman of CIBRASEC having also served as Vice-President. He also served as Vice-President of the Brazilian Association of Real Estate Credit and Savings Entities (ABECIP) since March 2002, an office he previously occupied from 1992 to 1999.

Laércio Albino Cezar, Vice-President: 56 years old; secondary education. On April 1, 1960, Mr. Cezar was hired by us as office assistant. In 1982, he was elected as a Departmental Director, and in 1992 he became a Managing Director. In 1999, Mr. Cezar was elected as a Vice-President. He also serves on the board of several companies of our group. Since July 1997, he has served as Executive Vice-President Director of the Institute of Rational Organization of Labor (IDORT) of São Paulo. He became First Executive Vice-President in July 2000.

Arnaldo Alves Vieira, Vice President: 55 years old. Mr. Vieira received a law degree from Guarulhos University and a degree in business administration from Mackenzie Presbyterian University. On October 1, 1961, he was hired by us as an office apprentice. In 1985 he was elected as a Regional Director; in 1992, Departmental Director; in 1995, Managing Director; and, in 1999, Vice President. He also serves on the board of several companies of our group. Since 1995 he has been the Vice-Chairman of VISANET.

Luiz Carlos Trabuco Cappi, Vice President: 51 years old. Mr. Cappi received a degree in philosophy from the São Paulo University of Philosophy, Science and Languages and a post-graduate degree in Social Psychology from the São Paulo School of Sociology and Politics. He began his professional activities at Bradesco on April 17, 1969. In 1984 he was elected as a Departmental Director, a position he held until 1992. At that time, he was elected as President of Bradesco Vida e Previdência S.A. and served in that capacity until 1998. He was then elected our Managing Director and in 1999 became Vice President. In March 2003, he was elected Director-President of Grupo Bradesco Seguros. He also serves on the board of several companies of our group. He was the President of ANAPP, the National Association for Private Pension Plans from August 1994 to August 2000 and a member of the managing board for the Brazilian Association for Listed Companies (ABRASCA) from July 2000 to February 2003.

Sérgio Socha, Vice President: 57 years old; secondary education. Mr. Socha began his career as an office assistant at Banco Indústria e Comércio de Santa Catarina S.A. in 1961. With the acquisition of Banco Indústria e Comércio de Santa Catarina S.A., he joined our staff, on May 13, 1968. In 1986 he was elected as Regional Director; in 1995 he became a Departmental Director and in 1999 a Vice President. He also serves on the board of several companies of our group. He was an officer of BCN from December 1997 to November 1998. At that time, he became Vice President of BCN, a position he held until July 1999. He has been Vice-President of ABECIP since November 1999 and Effective Member of the Deliberation Council since March 2002.

Julio de Siqueira Carvalho de Araujo, Vice President: 48 years old; secondary education. Mr. Carvalho e Araujo was hired by BCN in March 1978 as an open market trader. In October 1989 he was elected as an officer and then became Vice President of BCN in May 1995, a position he held until August 2000. At that time he was elected as our Vice President. He also serves on the board of several companies of our group. Since April 2000 he has served as a member of the board of directors of CBLC and Effective Member of the Managing Council of the Bolsa de Mercadorias e Futuros - BM&F, elected in December 2001.

Milton Almicar Silva Vargas, Vice President: 47 years old. Mr. Vargas received a degree in business administration from UNIFIEO - University Center FIEO of Osasco. He was hired by Bradesco as a clerk on July 16, 1976. In 1997 he was elected as a Departmental Director, in 2000, as a Managing Director and in 2002 he was elected as a Vice President and Effective Member of the Fiscal Council of ASSOBESP - Associacão de Bancos no Estado de São Paulo since February 2001.

José Luiz Acar Pedro, Vice-President: 50 years old. Mr. Pedro received a business administration degree from the Santana College of Economic and Accounting Sciences at São Judas Tadeu University in São Paulo, SP. He was hired by Banco BCN S.A. on January 11, 1971, as office assistant. In June 1986 he was elected Director, and in May 1996 he became Executive Director Vice-President of Banco BCN, and in March 1999 he became its President. In February 2003 he was elected Director Vice-President of Banco Bradesco. He also serves on the board of several companies of our group.

Norberto Pinto Barbedo, Vice-President: 51 years old. Mr. Barbedo received an accounting degree from Tibiriçá College of Accounting Sciences. He was hired by Banco BCN S.A. on January 15, 1968, as an office assistant. In October 1989 he was elected Director of Banco BCN, and became Director Vice-President in December 1997. In February 2003, Mr. Barbedo was elected Director Vice-President of Banco Bradesco. He also serves on the board of several companies of our group.

Armando Trivelato Filho, Managing Director: 56 years old. Mr. Filho received a degree in civil engineering from Minas Gerais University. He entered Bradesco S.A. Crédito Imobiliário as an engineer on June 1, 1973 and joined Banco Bradesco on May 1, 1977. In 1988 he was elected as a Departmental Director; in 1998 he became a Deputy Managing Director and in 1999 a Managing Director.

Carlos Alberto Rodrigues Guilherme, Managing Director: 59 years old. Mr. Guilherme received a law degree from Pinhalense Education Foundation. He was hired by us as an office apprentice on December 1, 1957. In 1986 he was elected as a Departmental Director; in 1998 as a Deputy Managing Director; and, in 1999, as a Managing Director.

José Alcides Munhoz, Managing Director: 54 years old; secondary education. Mr. Munhoz was hired by us as a clerk on October 7, 1970. In 1989 he was elected as a Regional Director; in 1995, Departmental Director; in 1998, as a Deputy Managing Director; and in 1999 as a Managing Director.

José Guilherme Lembi de Faria, Managing Director: 57 years old. Mr. Lembi de Faria received a degree in economics from the Fluminense Federal University. He began his career at Banco Mineiro do Oeste S.A. as an attorney in 1967. In 1973, he joined our staff of employees. From 1981 to 1993 he was General Manager of the New York Branch. In 1993 he was elected as a Regional Director; in 1995 as a Departmental Director; in 1998 as a Deputy Managing Director; and in 1999, as a Managing Director.

Luiz Pasteur Vasconcellos Machado, Managing Director: 54 years old. Mr. Machado received a law degree from the United Metropolitan Colleges - FMU. He was hired by us as an office apprentice on June 1, 1962. In 1986 he was elected as a Regional Director; in 1992, as a Departmental Director; in 1998, as a Deputy Managing Director; and in 1999 as a Managing Director. He has been a member of the board of directors of Visanet since 1998.

Milton Matsumoto, Managing Director: 58 years old. Mr. Matsumoto received a degree in business administration from UNIFIEO - University Center FIEO of Osasco. He was hired by us as an office apprentice on September 1, 1957. He served as an Officer of Bradesco Corretora from 1984 to 1985. In 1985, he was elected as a Departmental Director of Banco Bradesco; in 1998, he became a Deputy Managing Director and in 1999 a Managing Director.

Ozias Costa, Managing Director: 51 years old. Mr. Costa received a law degree from UNIFIEO - University Center FIEO of Osasco. He was hired by us as a clerk on December 15, 1970. In 1992, he was elected as a Departmental Director; in 1998 he became a Deputy Managing Director and in 1999, a Managing Director.

Cristiano Queiroz Belfort, Managing Director: 47 years old. Mr. Belfort received a degree in economics. He was hired by BCN as a Deputy Managing Director on April 22, 1996. He was promoted to Officer of Banco Bradesco and served in this capacity from August 1997 to March 2000 when he was elected as a Managing Director of Banco Bradesco.

Sérgio de Oliveira, Managing Director: 53 years old. Mr. de Oliveira received a degree in business administration from UNIFIEO - University Center FIEO of Osasco. He was hired by Bradesco as a clerk on April 15, 1970. On March 1985 he was elected as a Director of Bradesco Corretora. He then became Director President of Bradesco Corretora from July 1997 to March 2000. At that time he was elected as a Managing Director of Banco Bradesco. He has been Vice President Director of ANBID since August 2000, a member of the Consulting Board of ADEVAL - Associacão da Empresas Distribuidores de Valores since August 1999, and an Alternate Member of the Managing Board of ABRASCA - Associacão Brasileira das Companhias Abertas since April 2001.

Odair Afonso Rebelato, Managing Director: 57 years old; secondary education. Mr. Rebelato was hired by us as a clerk on August 1, 1960. In 1989 he was elected as a Regional Director; in 1998, as a Departmental Director; and in 2001 as a Managing Director.

Aurélio Conrado Boni, Managing Director: 51 years old; secondary education. He was hired on February 1, 1971, as an expert in data processing. In 1997 he was appointed as a Departmental Director and in 2001 as a Managing Director.

Domingos Figueiredo de Abreu, Managing Director: 44 years old. He received a degree in economics from College of Economic Sciences of Mogi das Cruzes and a degree in accounting from College of Economic Sciences and Administration of OSASCO - FEAO. He was hired on December 2, 1981, as an analyst. From 1997 to 2001 he served as an Officer at BCN. In 2001 he was appointed as a Departmental Director and in 2002 as a Managing Officer.

Paulo Eduardo D’Avila Isola, Managing Director: 47 years old. Mr. Isola received a business administration degree from Brás Cubas College, São Paulo, SP. He was hired by Continental Promotora de Vendas, now called Finasa Promotora de Vendas, in July 1997, as Director. In March 2002 he was elected Executive Managing Director of Banco BCN S.A. and in February 2003 Executive Managing Director of Banco Bradesco.

Compensation

At the annual shareholders assembly, our shareholders establish the maximum aggregate compensation of the members of our Board of Directors and Board of Executive Officers for the ensuing year. In 2002, our shareholders set the maximum aggregate compensation for our Directors, and Executive Officers at:

  R$13.0 million per year for our Board of Directors as a group;

  R$26.5 million per year for the Diretoria Executiva as a group;

  R$28.0 million per year for our departmental directors as a group; and

  R$15.5 million per year for our regional directors as a group.

In 2002, our directors and executive officers received aggregate compensation of R$71.9 million for their work for us, whether as members of the Board of Directors or Board of Executive Officers, as applicable, or as providers of services to our subsidiaries. We do not attribute any particular portion of their compensation to their service on the Board of Directors or Board of Executive Officers. No part of the aggregate compensation was paid as part of a profit sharing plan or in the form of stock options.

Our directors and executive officers are eligible to participate in the same complementary retirement pension plans available to all our employees. In 2002, we contributed R$49.9 million to pension plans on behalf of our directors and executive officers.

Board Practices

Our shareholders elect the members of our Board of Directors at the annual general shareholders meeting for one-year terms; the directors can be reelected for consecutive terms. The Board of Directors appoint the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

To become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of 10 consecutive years and be less than 65 years old at the time of appointment. There are 36 departmental directors and 20 regional directors on the Board of Executive Officers. The departmental and regional directors direct the business of each of our various divisions and branches and report to the Diretoria Executiva. To become a departmental or regional director, a person must be an employee or executive officer at Bradesco or one of our affiliates and be less than 60 years old at the time of appointment. Our Board of Directors may waive the fulfillment of the period of employment requirement with respect to up to 25% of our Managing Officers and Regional Directors, with the exception that the requirement cannot be waived with respect to the President and the Vice-Presidents. The members of our Board of Executive Officers are required to work exclusively for us, unless our Board of Directors grants an exception. Members of our Board of Directors, however, are not required to be or to have been our employees, and service as a member of our Board of Directors does not constitute employment with us.

Under Brazilian law, corporations may have a “conselho fiscal,” or fiscal council, which is an independent corporate body, with general monitoring and supervision powers as set forth in the Brazilian accounting practices. Our bylaws provide for a fiscal council and specify that, if our shareholders convene a fiscal council, it shall have from three to five members. We convened a fiscal council on March 14, 2002. The council has three members (Oswaldo de Moura Silveira, Sócrates Fonseca Guimarães and Ricardo Abecassis Espírito Santo Silva) and three alternates (Nelson Lopes de Oliveira, Jorge Tadeu Pinto de Figueiredo and Frederico dos Reis de Arrochela Alegria elected on March 10, 2003), all of whose terms will expire in March 2004. In accordance with the Brazilian Corporate Law Method our fiscal council has the rights and obligations to, among other things:

  through any of its members, supervise the actions of our managers and to verify their fulfillment of their duties;

  review our annual report and our quarterly and year-end financial statements;

  review any management proposals to be submitted to the shareholders’ meeting related to:

    changes in our share capital,

    issuances of debentures or rights offerings entitling the holder to subscribe for equity,

    investment plans and capital expenditure budgets,

    distributions of dividends, and

    transformations of our corporate form and corporate restructurings - that is, mergers and spin offs;

  inform our management of any error, fraud, or felony it discovers and suggest measures management should take in order to protect our best interests, and, if our management fails to take these necessary steps, to inform the shareholders’ assembly; and

  call general shareholders’ assemblies if management delays the general shareholders’ assembly for more than one month and call special shareholders’ meetings in case of material or important matters.

We do not have a remuneration committee, which is not provided for under Brazilian law.

Employees

At December 31, 2002, we had 74,393 employees (of which 53,732 were employed by Bank Bradesco and 20,661 were employed by our subsidiaries), as compared to 65,713 employees at December 31, 2001 and 65,804 employees at December 31, 2000.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

	December 31,
	2000	2001	2002
Total number of employees	65,804	65,713	74,393
Number by category of activity
Banking
Bradesco	49,177	51,633	53,732
BCN	4,780	5,857	6,105
BANEB	2,514	-	-
Boavista	1,564	-	-
Banco Mercantil	-	-	3,970
Insurance activities	5,541	5,677	6,056
Pension plan activity	922	1,112	1,420
Other categories	1,306	1,434	3,110
Number by geographic location
Cidade de Deus, Osasco	7,510	7,398	8,510
Alphaville, Barueri	1,289	1,065	1,068
São Paulo	15,108	14,754	17,739
Other locations in Brazil	41,806	42,420	46,976
International	91	76	100

The acquisition of Banco Boavista, Banco Cidade, BEA, Banco Mercantil and Scopus Tecnologia was the primary factor in the 13.0% growth in the number of our employees between 2000 and 2002. The expansion of our branch network and call center also contributed to the increase.

Our part-time employees work six hours a day, while our full-time employees work eight hours a day. On average, we had 39,147 part-time employees and 35,246 full-time employees during 2002, compared to 38,113 part-time and 27,600 full-time employees during 2001 and 37,840 part-time and 27,964 full-time employees during 2000.

We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. In filling all positions, we give preference to candidates from within Bradesco, including middle management and senior positions. We also hire laterally from the marketplace, but to a lesser extent.

At December 31, 2002, approximately 55% of our employees were associated with one of the labor unions which represents bank or insurance employees in Brazil. We consider our relations with our employees as well as with the labor unions to be good, in large part due to our philosophy of internal recruiting and open communication. We have not experienced any strikes during the past three years. We are a party to two collective bargaining agreements: one relating to our banking employees and the other to our insurance sector employees.

We offer our employees benefits which include a Bradesco Saúde S.A. health plan which permits beneficiaries to choose doctors and hospitals throughout the country, outpatient and dental assistance through the same health plan, supplementary retirement and pension programs and subsidized life and accident insurance. We also have a food program which provides our employees with food vouchers and employs several social workers, who work with the employees and their dependents. These benefits apply regardless of the employees’ position. Currently, 22% of our employees participate in our Bradesco Vida e Previdência pension plan. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

We also offer professional training to our employees. We invested approximately R$49.0 million in 2002 and R$37.3 million in 2001 in training and skill improvement courses for 376,117 participants in 2002 and 214,440 participants in 2001. Our professional training department prepares and delivers personnel training courses in operating, technical and behavioral areas.

Share Ownership

As of December 31, 2002, the members of our Board of Directors and Diretoria Executiva indirectly held 3.81% of our voting capital, 0.01% of our preferred capital and 1.92% of our total capital stock, in the aggregate, through a company called Elo Participações S.A., which we call Elo Participações. In addition, some of our directors and executive officers directly hold shares of our capital stock. However, as of December 31, 2002, each of our directors and senior managers individually owned, directly and indirectly, less than 1% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

We are a publicly held corporation with 719,342,690,385 common shares and 708,537,611,452 preferred shares outstanding on December 31, 2002, all of which are nominative and book-entry shares with no par value. For information on shareholders’ rights and our dividend distributions, see “Item 8. Financial Information - Policy on Dividend Distributions” and “Item 10. Additional Information - Memorandum and Articles of Incorporation - Allocation of Net Income and Distribution of Dividends.”

The following chart illustrates our capital ownership structure as of December 31, 2002:

As illustrated, a holding company, Cidade de Deus Participações, directly owns 50.49% of our voting capital and 25.48% of our total capital stock. Cidade de Deus Participações, in turn, is owned by the Aguiar family, Fundação Bradesco, and another holding company, Nova Cidade de Deus Participações S.A., which we call “Nova Cidade de Deus.” Nova Cidade de Deus is largely owned by Fundação Bradesco and Elo Participações. Other than the 1999 share acquisitions by Elo Participações which are described below, to the best of our knowledge there has been no significant change in the percentage ownership held by any major shareholders during the past four years.

The following table shows the direct ownership of our outstanding common and preferred shares on December 31, 2002. To the best of our knowledge, only those shareholders mentioned in the table below directly hold five percent or more of each class of our securities with voting rights.

	Number of	Percentage	Number of	Percentage	Total	Percentage
	common	of common	preferred	of preferred	number of	of total
Shareholder	shares	shares	shares	shares	shares	shares
(in thousands, except percentages)
Cidade de Deus Participações	363,202,870	50.49%	642,400	0.09%	363,845,270	25.48%
Fundação Bradesco(1)	120,812,775	16.80	16,853,193	2.38	137,665,968	9.64
Nova Cidade de Deus	5,865,044	0.82	-	-	5,865,044	0.41
Board of Directors:
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Antônio Bornia	(*)	(*)	(*)	(*)	(*)	(*)
Dorival Antônio Bianchi	(*)	(*)	(*)	(*)	(*)	(*)
Mário da Silveira Teixeira Júnior	(*)	(*)	(*)	(*)	(*)	(*)
Márcio Artur Laurelli Cypriano	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar A. Valente	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	7,185,374	1.00	7,363,175	1.04	14,548,549	1.02
Members of the Diretoria Executiva:
Décio Tenerello	(*)	(*)	(*)	(*)	(*)	(*)
Laércio Albino Cezar	(*)	(*)	(*)	(*)	(*)	(*)
Arnaldo Alves Vieira	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio Socha	(*)	(*)	(*)	(*)	(*)	(*)
Julio de Siqueira Carvalho de Araújo	(*)	(*)	(*)	(*)	(*)	(*)
Milton Almicar Silva Vargas	(*)	(*)	(*)	(*)	(*)	(*)
Armando Trivelato Filho	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
José Guilherme Lembi de Faria	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Pasteur Vasconcellos Machado	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Ozias Costa	(*)	(*)	(*)	(*)	(*)	(*)
Cristiano Queiroz Belfort	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio de Oliveira	(*)	(*)	(*)	(*)	(*)	(*)
Odair Afonso Rebelato	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Total Diretoria Executiva	383,140	0.05	667,252	0.09	1,050,392	0.08
Subtotal	497,449,203	69.16	25,526,020	3.60	522,975,223	36.63
Other shareholders	221,893,487	30.84	683,011,592	96.40	904,905,079	63.37
Total	719,342,690	100.00%	708,537,612	100.00%	1,427,880,302	100.00%
_______________________________

(1)	Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, 32.07% of our common shares, 0.06% of our preferred shares, and 16.18% of our total shares.
*	None of the members of our Board of Directors, Board of Executive Officers or other administrative, supervisory or management bodies directly or beneficially holds 1% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. See “Item 6. Directors, Senior Management and Employees - Share Ownership” for more information.

The following is a brief description of our principal beneficial shareholders. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common and preferred shares.

Cidade de Deus Participações

Cidade de Deus Participações is a holding company that was organized in 1946 in order to hold investments in other companies. It also administers, purchases and sells securities and other assets on its own account. Its shareholders are Nova Cidade de Deus, with 42.61% of its common and total shares, Fundação Bradesco, with 32.28% of its common and total shares, and the Aguiar family, with 25.11% of its common and total shares as of December 31, 2002. The company’s capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus

Nova Cidade de Deus is a holding company that was organized in 1976 in order to hold investments in other companies, particularly those that directly or indirectly own our voting capital. As of December 31, 2002 the company directly owned 0.82% of our common shares, 0.41% of our total shares, and indirectly owned, through its participation in Cidade de Deus Participações, 21.51% of our common shares, 0.04% of our preferred shares, and 10.86% of our total shares. The stock of the company is divided in two classes of common shares and one class of preferred shares. Ownership of Nova Cidade de Deus’ class B common shares is limited to:

  members of our Diretoria Executiva;

  former members of our Diretoria Executiva who have become members of our Board of Directors;

  former members of our Diretoria Executiva who have become members of the board of directors of one or more of our subsidiaries; and

  companies in which the majority of the voting interest is owned by the individuals above.

Ownership of Nova Cidade de Deus’ Class “A” common shares is limited to the persons entitled to own Class B common shares, as described above, as well as any commercial or civil associations and private foundations managed by the persons entitled to own Class B common shares or their appointed representatives. Only the Class A and B common shareholders in Nova Cidade de Deus have voting rights.

The Aguiar Family

As of December 31, 2002, three members of the Aguiar family, along with the estate of Mr. Amador Aguiar, indirectly owned, by way of their participation in Cidade de Deus Participações, 12.68% of our common shares, 0.02% of our preferred shares, and 6.40% of our total shares. In addition, the same parties directly held a total of 1.18% of our common shares, 1.01% of our preferred shares and 1.10% of our total shares. None of the members of the Aguiar family individually directly holds more than 1.0% of our voting shares.

Fundação Bradesco

As of December 31, 2002, Fundação Bradesco directly and indirectly, through its participation in Cidade de Deus Participações and Nova Cidade de Deus, owned 48.87% of our common shares, 2.45% of our preferred shares, and 25.82% of our total shares. Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Diretoria Executiva and departmental directors, as well as all directors and officers of Cidade de Deus, serve as members of the board of trustees of Fundação Bradesco, known as “Mesa Regedora.” They receive no compensation for their service on the Mesa Regedora.

Fundação Bradesco, the center of our charitable activities, was founded in 1956 to invest in the development and education of children and adults in Brazil. It now has activities throughout Brazil, providing educational support to children, adolescents and adults, especially those with the greatest needs. By 2002, Fundação Bradesco offered free education to more than 103,000 students through its 38 schools in 25 of the 26 Brazilian states, excluding the federal district. Its programs include adult education and professional skills development courses. The more than 48,000 elementary, high school and technical training students sponsored by Fundação Bradesco also receive in-school meals, uniforms, school supplies and free medical and dental care. During the last six years, the annual pass rate for students in the Fundação schools was 96%.

We expect that during 2003, the 39th school in the network, in Boa Vista, the capital of the state of Roraima, will begin operating, with a capacity of 1,200 students. The opening of the school will mean that Fundação Bradesco is operating in every Brazilian state.

Fundação Bradesco, in partnership with Organizações Globo, a Brazilian media group, is a co-sponsor of the first privately-sponsored educational television channel in Brazil, which is called “Futura, Canal do Conhecimento,” and which has 20 million viewers. It also participates in an approximately 10,000 student-per-year literacy program for teenagers and adults in the north and northeast regions of Brazil called “Programa de Alfabetização Solidária.”

Fundação Bradesco’s activities are funded exclusively by resources derived from donations we and our affiliates make. See “ - Related Party Transactions - Other Matters.”

Elo Participações

Elo Participações indirectly owned, through its participation in Nova Cidade de Deus, approximately 5.56% of our common shares, 0.01% of our preferred shares, and 2.81% of our total shares at December 31, 2002. Elo Participações is a holding company that was organized in 1998 to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, Elo Participações acquired from various of our shareholders, who were not principal shareholders of ours, an indirect 5.51% interest in our voting capital. Only members of the Board of Directors, board of executive officers and certain qualified employees of Banco Bradesco, Bradespar, or our subsidiaries may own shares in Elo Participações. However, only the members of the Board of Directors and board of executive officers may own voting shares. Most of our board members and executive officers own shares in Elo Participações.

Others

Direct public holdings represented 32.71% of our voting capital at December 31, 2002 (including equity participations of 1.29% held by The UFJ Bank Limited and 3.80% held by Banco Espírito Santo) and 97.53% of our preferred shares. Direct and indirect participation by the public in our common and preferred shares represented an effective interest of 64.88% of our capital stock at December 31, 2002.

At December 31, 2002, 12.91% of our preferred shares and 0.07% of our common shares were held by 454 foreign investors registered with the Companhia Brasileira de Liquidações e Custódia, known as “CBLC.” At the same date, our ADSs represented 13.08% of our preferred shares.

Related Party and Subsidiary Transactions

Under Brazilian law, financial institutions may not grant loans or advances to:

  any individual or entity that controls the institution or any entity under common control with the institution, or any executive officer, director or member of the fiscal council of any such entity or the immediate family members of such individuals;

  any person controlled by the institution; or

  any person in which the institution directly or indirectly holds 10% or more of the capital stock or which directly or indirectly holds more than 10% of the institution’s capital stock.

Accordingly, we have not made any loans or advances to any of our non-financial affiliates, executive officers, board members or their family members. The prohibition does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions. For further details on restrictions on the operations of financial institutions, see “Item 4. Regulation and Supervision - Bank Regulations - Principal Limitations and Restrictions on Activities of Financial Institutions.”

Distribution of Products in our Branches

All of our business units and subsidiaries, including Bradesco Leasing, Bradesco Seguros, Bradesco Vida e Previdência and Bradesco Capitalização, use our branch network as a distribution channel for the sale of insurance, pension funds, certificated savings plans and other products, leases and services. We record all costs related to the branch network in the financial statements of Banco Bradesco S.A.

For further discussion of the use of our branches by our business units and subsidiaries for distribution, see “Item 4. Information on the Company - The Company - Distribution Channels - Branch System.”

Other Matters

We regularly contribute to our shareholder Fundação Bradesco, a charitable foundation. These donations are made voluntarily. Our donations to Fundação Bradesco totaled R$67.0 million in 2002, R$7.1 million in 2001 and R$5.0 million in 2000. For additional information about Fundação Bradesco, see “ - Major Shareholders - Fundação Bradesco” and note 27 to our consolidated financial statements in Item 18.

UFJ Bank owns 1.29% of our total equity and BES owns 3.35% of our total equity, and they provide credit lines to us for trade-related transactions. As of June 9, 2003, BBVA owned 4.4% of our total capital. The terms of these transactions are consistent with similar transactions which we engage in with other, unrelated entities.

Item 8. Financial Information.

See “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with U.S. GAAP.

Legal Proceedings

We are party to administrative proceedings and lawsuits that are incidental to the normal course of our businesses described below. These include administrative proceedings brought by the Central Bank, the CVM and SUSEP as well as general civil, tax and employee litigation. We believe that any potential liabilities arising from such lawsuits and administrative proceedings will not have a material adverse effect on our financial condition or results.

We are not currently the subject of any pending or threatened material proceedings by the Central Bank, CVM and SUSEP. Management believes that it is in compliance with all applicable Central Bank, CVM and SUSEP regulations and considers our relationship with these authorities to be good.

Like certain other Brazilian banks, we are involved in a number of disputes with respect to the method used to account for the effects of inflation during periods of hyperinflation. In general, the Superior Court of Justice in Brazil has decided these disputes in favor of the banks. An unfavorable outcome to these disputes would not have a material adverse effect on our results of operations or financial position.

In relation to the devaluation of the real in January 1999, a number of lawsuits have been initiated against us and other Brazilian leasing companies relating to U.S. dollar-linked leases. Although we believe that the claims are unfounded, we have offered to extend amortization schedules to compensate for sharp increases in monthly installments caused by the devaluation. These lawsuits have not been finally settled by the Brazilian courts. However, management believes that any potential liability arising from such litigation will not have a material adverse effect on our financial conditions or results.

We are also the subject of a number of general indemnity, tax and employee-related actions. We are involved in other taxation-related actions, including disputes relating to the constitutional validity of certain tax requirements. We are defending lawsuits brought by former individual employees seeking compensation for lost wages and other labor rights. Management believes it has either paid or adequately provisioned for these potential liabilities.

As of December 31, 2002, we had established reserves of R$3,413 million for lawsuits, including R$294 million for civil litigation, R$606 million for labor-related lawsuits and R$2,513 million for tax-related lawsuits.

We believe that our reserves for contingencies and our subsidiaries’ litigation reserves are adequate to cover any probable and estimated losses from litigation, and that there are no suits pending or threatened, individually or in the aggregate, that if decided against us or our subsidiaries would have a material adverse effect on our business, financial condition, properties, prospects or results of operations.

Policy on Dividend Distributions

Our bylaws require our Board of Directors to recommend, at each annual shareholders’ assembly, a mandatory annual distribution to our shareholders of at least 30% of our net income, which is in excess of the minimum of 25% of net income established by Brazilian accounting practices. For additional information, including exceptions to this requirement, see “Item 10. Additional Information - Memorandum and Articles of Incorporation - Allocation of Net Income and Distribution of Dividends.”

Our policy relating to dividend distributions is to maximize the amount of distributions we pay in the form of interest on capital, in accordance with our tax management strategy. This allows us to deduct such payments from income for tax purposes. For additional information, see “Item 5. Operating and Financial Review and Prospects - Overview - Taxes.”

Item 9. The Offer and Listing.

DESCRIPTION OF SECURITIES

Our capital stock comprises common shares, without par value, and preferred shares, without par value. Citibank N.A., as depositary bank, issued the ADSs, each representing 1,000 preferred shares, in 1997. In connection with the registration of the ADSs, the ratio of ADSs to preferred shares was changed such that each ADS represents 5,000 preferred shares.

Our preferred shares are traded on the BOVESPA under the symbol “BBDC4” and, since February 2001, on the Market for Latin-American Stocks in euros, known as “Latibex,” in Madrid, Spain, under the symbol “XBBDC.” Our preferred shares are included in the BOVESPA Index. At December 31, 2002, we had 708,537,611,452 preferred shares outstanding.

Our ADSs are traded on the New York Stock Exchange under the symbol “BBD.”

The following table shows, for the indicated periods, the reported high and low closing sale prices in nominal reais for the preferred shares on BOVESPA:

	Price per 1,000
	Preferred shares		Average monthly
	High	Low	trading volume
	(R$)		(shares in thousands)
1998	12.29	4.65	16,632,926
1999	15.00	5.35	22,410,771
2000(1)	17.20	10.20	28,518,400
2001	14.20	10.40	33,477,625
1st Quarter	14.20	11.26	34,486,000
2nd Quarter	13.16	10.40	33,755,933
3rd Quarter	12.52	9.01	29,791,733
4th Quarter	12.88	9.60	35,486,266
2002	15.30	7.55	47,283,808
1st Quarter	14.75	11.73	29,710,000
2nd Quarter	15.30	10.45	36,349,567
3rd Quarter	11.67	7.55	66,356,633
4th Quarter	11.21	7.60	56,719,033
December	11.21	8.99	49,106,500
2003
1st Quarter	11.95	9.58	37,093,933
January	11.47	9.61	47,258,800
February	10.28	9.58	31,985,000
March	11.95	10.05	32,038,000
April	12.58	11.22	37,378,200
May	12.41	11.22	60,255,200
_______________________________

(1) As of December 22, 2000, trades with our shares reflect the split of one new share for each five existing shares.

The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the ADRs on the New York Stock Exchange:

	Price per ADR		Average monthly
	High	Low	trading volume
	(U.S.$)		(ADRs in thousands)
2001(1)	26.36	22.66	92,359
2002	33.31	9.91	222,519
1st Quarter	31.65	24.20	115,664
2nd Quarter	33.31	18.20	201,427
3rd Quarter	20.55	9.67	313,271
4th Quarter	15.95	9.81	275,364
December	15.95	11.93	229,657
2003
1st Quarter	17.70	13.55	233,141
January	17.21	13.55	312,343
February	14.40	13.62	210,237
March	17.70	14.40	177,845
April	21.06	17.41	186,838
May	20.99	18.64	373,010
_______________________________

(1) Beginning November 21, 2001.

Our preferred shares are registered in book-entry form and we perform all the services of safe-keeping and transfer of shares. Our shareholders may choose to hold their shares through CBLC. Under Brazilian law non-Brazilian holders of our preferred shares may be subject to certain adverse tax consequences due to their ownership and any transfer of the preferred shares. For further discussion of the restrictions on the transfer of preferred shares, see “Item 10. Additional Information - Memorandum and Articles of Incorporation - Organization - Form and Transfer” and “ - Exchange Controls.”

Our ADSs are evidenced by definitive receipts, the ADRs. ADSs may be held in book-entry form through financial institutions that are participants in the Depositary Trust Company, or DTC. The depositary bank, as registrar, performs the services of transfer of the ADRs. Title to an ADR (and to each ADS evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a certificated security under the laws of the State of New York. Holders of the ADRs who transfer their ADRs may be required to:

  reimburse the depositary bank for any taxes, governmental charges or fees the depositary bank has paid;

  pay any transfer fees as required by the deposit agreement;

  produce satisfactory proof of identity and genuineness of their signatures or any other documents required by the deposit agreement;

  comply with any United States, Brazilian or other applicable laws or governmental regulations; and

  comply with such reasonable regulations, if any, as we and the depositary bank may establish consistent with the deposit agreement.

All of our outstanding shares are fully paid and non-assessable.

The rights of holders of our preferred shares are limited in comparison with those of the holders of common shares in several material ways:

  each common share entitles the holder to one vote at shareholders’ meetings, while holders of preferred shares are only entitled to a vote in the limited circumstances described in “Item 10. Additional Information - Memorandum and Articles of Incorporation - Organization - Voting Rights”; and

  the nature of preferred shareholders’ preemptive rights to subscribe for shares or convertible securities depends on the proportion of capital that would be represented by preferred shares after the capital increase, as described under “Item 10. Additional Information - Memorandum and Articles of Incorporation - Organization - Preemptive Rights.”

The holders of the ADSs have the rights corresponding to the underlying preferred shares, subject to the deposit agreement. Owners of the ADSs are parties to the deposit agreement and therefore are bound to its terms and to the terms of the ADRs that represent the ADSs.

TRADING ON THE SÃO PAULO STOCK EXCHANGE

Beginning in April 2000, the Brazilian stock exchanges were reorganized through the execution of protocols of intention by the Brazilian stock exchanges. Pursuant to the protocols, all securities are now traded only on BOVESPA, with the exception of privatization auctions, which occur on the Rio de Janeiro Stock Exchange.

If you were to trade in our preferred shares on BOVESPA, your trade would settle in three business days after the trade date. The seller is ordinarily required to deliver the shares to the exchange before 10:00A.M. on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of Companhia Brasileira de Liquidação e Custódia, the CBLC.

BOVESPA is less liquid than the New York Stock Exchange or other major exchanges in the world. As of December 31, 2002, the aggregate market capitalization of the 399 companies listed on BOVESPA was equivalent to approximately U.S.$124 billion and the 10 largest companies listed on BOVESPA represented approximately 46.8% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2002, we accounted for approximately 3.5% of the market capitalization of all listed companies on BOVESPA.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “non-Brazilian holder”) is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution 2,689 of the CMN. Resolution 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, Resolution 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer to other non-Brazilian holders the ownership of investments made under Resolution 2,689. See “Item 10. Additional Information - Exchange Controls” for further information about Resolution 2,689, and “ - Taxation - Brazilian Tax Considerations - Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution 2,689.

Item 10. Additional Information.

MEMORANDUM AND ARTICLES OF INCORPORATION

Organization

We are a publicly traded company duly registered with the CVM under No. 00090-6. Article 5 of our bylaws establishes our purpose as carrying out banking transactions, including foreign exchange activities.

Qualification of Directors

Brazilian law provides that only shareholders of a company may be appointed to its board of directors. There is no minimum share ownership or residency requirement for qualification as a director.

Allocation of Net Income and Distribution of Dividends

Our bylaws require the Board of Directors to recommend, at each annual shareholders’ assembly, the allocation of net income for the preceding fiscal year as follows:

  5% of net income to a legal reserve, not to exceed 20% of our paid-in capital during each fiscal year. This requirement shall not be applicable in fiscal years when the legal reserve, added to our other capital reserves, exceeds 30% of our paid-in capital;

  upon proposal by our management, an amount to a contingency reserve against future losses, which amount is determined by our shareholders on the basis of what potential losses they consider probable;

  at least 30% of net income (after the deductions under the two preceding items) for mandatory distribution to our shareholders; and

  any balance to revenue reserves for the maintenance of an operational margin that is compatible with the conduct of our lending business, up to a limit of 95% of our paid-in capital.

Our bylaws also authorize our shareholders to allocate an amount to a reserve for realizable revenue. Historically, our shareholders have not allocated amounts to such reserve. The minimum of 30% of our net income that must be distributed as annual dividends must be paid out within 60 days of the annual shareholders’ assembly in which the distribution is approved. However, Brazilian law permits us to suspend payment of the mandatory distribution if our Board of Directors (and our fiscal council) report to the shareholders’ assembly that the distribution would be incompatible with our financial condition, subject to approval by the shareholders’ assembly. Under Brazilian corporate law, the Board of Directors would be obligated to file a justification for the suspension with the CVM within five days of the shareholders’ assembly. We would have to allocate the income not distributed due to the suspension to a special reserve. If not absorbed by subsequent losses, the amounts in the reserve would have to be paid as dividends as soon as our financial situation permitted.

Preferred shareholders are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to the common shareholders.

We must prepare financial statements at least quarterly. Our Board of Executive Officers, with Board of Directors approval, may distribute dividends based on the profits reported in interim financial statements. The amount of interim dividends distributed cannot exceed the amount of our capital reserves. Our Board of Executive Officers bases the amount of the interim dividends on:

  previously accumulated profits; or

  retained earnings.

Since 1970, we have been distributing interim dividends on a monthly basis.

Consistent with Brazilian law, our bylaws allow our Board of Executive Officers, upon approval by the Board of Directors, to make distributions in the form of interest on capital instead of dividends. Payments of interest on capital may be included as part of any mandatory dividend, such inclusion must be at net value. Since July 1997, we have been making monthly payments of interest on capital in an amount approved by our Board of Directors prior to the declaration of dividends at the end of each year. The amounts paid as interest on capital net of withholding income tax are deducted from the amount of the dividends declared. The section “ - Taxation - Brazilian Tax Considerations - Distributions of Interest on Capital” describes certain limits on our ability to pay interest on capital and to deduct distributions made as interest on capital.

According to Brazilian law, a shareholder that does not receive a dividend payment may initiate a proceeding for the recovery of dividends within three years from the date we make the dividends available for distribution. After the three year period, the unclaimed dividends revert to the company.

Shareholders’ Assemblies

Our shareholders have the power to decide any matters related to our corporate purpose and to pass any resolutions they deem necessary for our protection and development, through voting at a general shareholders’ assembly.

We convene our shareholders’ assemblies by publishing a notice in the Diário Oficial do Estado de São Paulo, the Diário do Comércio in the state of São Paulo and the Jornal do Commercio in the state of Rio de Janeiro. The notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled assembly date. The notice must contain the assembly’s agenda and, in the case of a proposed amendment to the bylaws, an indication of the subject matter.

The Board of Directors, or, in some specific situations set forth in the Brazilian Corporate Law Method, the shareholders, call our general shareholders’ assemblies. A shareholder may be represented at a general shareholders’ assembly by an attorney-in-fact so long as the attorney-in-fact was appointed within a year of the assembly. The attorney-in-fact must be a shareholder, a member of our management, a lawyer or a financial institution. The power of attorney given the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

In order for a general shareholders’ assembly validly to take any action, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the assembly. However, in the case of a general assembly to amend our bylaws, shareholders representing at least two-thirds of our issued and outstanding common shares must be present. If no such quorum is present, the board may call a second assembly by notice given at least five calendar days prior to the scheduled assembly and otherwise in accordance with the rules of publication described above. The quorum requirements will not apply to a second assembly, subject to the voting requirements for certain matters described below.

Voting Rights

Each common share entitles its holder to one vote at our shareholders’ assemblies. Except as otherwise provided by law, resolutions of a general shareholders’ assembly are passed by a simple majority vote by holders of our common shares; abstentions are not taken into account.

Preferred Shareholders

Pursuant to Brazilian law, the approval of the holders of a majority of the outstanding adversely affected preferred shares as well as shareholders representing at least one-half of the issued and outstanding common shares is required for the following actions:

  creating preferred shares or increasing an existing class of preferred shares without preserving the proportions of any other class of preferred shares;

  changing a preference, privilege or condition of redemption or amortization of any class of preferred shares; and

  creating a new class of preferred shares that has a preference, privilege or condition of redemption or amortization superior to the existing preferred shares.

These actions are put to the vote of the holders of the adversely affected preferred shares at a special assembly, where each preferred share entitles the shareholder to one vote. Preferred shareholders have the right to vote on any change to our legal form and obtain the right to vote if we enter into a liquidation process. Preferred shareholders do not have a vote on any other matter.

The approval of holders of at least one-half of the issued and outstanding common shares is required for the following actions:

  reducing the mandatory distribution of dividends;

  approving a merger or spin-off;

  approving our participation in a “grupo de sociedades” (a group of companies whose management is coordinated through contractual relationships and equity ownerships) as defined under the Brazilian Corporate Law Method;

  changing our corporate purpose;

  ceasing our state of liquidation; and

  approving our dissolution.

Pursuant to the Brazilian Corporate Law Method, holders of common shares, voting at a general shareholders’ assembly, have the exclusive power to:

  amend our bylaws, including changes to the rights of the holders of the common shares;

  elect or dismiss members of our Board of Directors;

  receive the yearly accounts prepared by our management and accept or reject management’s financial statements, including the allocation of net profits for payment of the mandatory dividend and allocation to the various reserve accounts;

  authorize the issuance of debentures;

  suspend the rights of a shareholder who has not fulfilled the obligations imposed by law or by our bylaws;

  accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock; and

  pass resolutions to approve corporate restructurings, such as mergers and spin-offs; dissolve or liquidate, elect or dismiss our liquidators or examine their accounts.

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in proportion to its holding in any capital increase. Shareholders must be allowed at least 30 days following the publication of notice of the issuance of shares or convertible securities to exercise their preemptive rights.

As described under “ - Regulations of and Restrictions on Foreign Investors,” under the Brazilian constitution the increase of foreign investors’ participation in the voting capital (common shares) of financial institutions is subject to prior authorization by the Brazilian government. Therefore, in the event common shares are offered, our foreign shareholders could be prevented from exercising their preemptive rights.

In the event of a capital increase that would maintain or increase the proportion of capital represented by the preferred shares, holders of preferred shares would have preemptive rights to subscribe to newly issued preferred shares only. In the event of a capital increase that would reduce the proportion of capital represented by the preferred shares, holders of preferred shares would have preemptive rights to subscribe to any new preferred shares in proportion to their shareholdings, and to common shares (subject to the restrictions on foreign ownership discussed above) only to the extent necessary to prevent dilution of their interests in our total capital. Under Brazilian law, shareholders are permitted to transfer or dispose of their preemptive rights.

You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. In such an event, the contractual arrangements governing the ADSs provide that the custodian of the shares underlying the ADSs may, if possible, transfer or dispose of the pre-emptive rights. Such contractual arrangements provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs and distributed by the depositary bank to holders of ADSs, net of any fees due to the custodian and the depositary bank. For more details see “Item 3. Key Information - Risk Factors - Risks Relating to the Preferred Shares and the ADSs.”

Right of Withdrawal

The Brazilian Corporate Law Method provides that under certain circumstances a shareholder has the right to withdraw his or her equity interest from a company and to receive a payment for the portion of shareholder’s equity attributable to his or her equity interest.

This right of withdrawal may be exercised:

  by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares) in the event that a majority of all outstanding common shares authorizes:

    the creation of preferred shares or an increase in an existing class of preferred shares relative to the other class or classes of preferred shares;

    the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares; or

    the creation of a new class of preferred shares with greater privileges than the existing class of preferred shares;

  by the dissenting or non-voting shareholders (including any holder of preferred shares) in the event that a majority of all outstanding common shares authorizes:

    a reduction in the mandatory distribution of dividends;

    a change in our corporate purpose; or

    a transfer of all of our shares to another company, making us a wholly-owned subsidiary of such company, known as an “incorporação de ações”; or

  by the dissenting or non-voting holder of common shares, in the event that a majority of all outstanding shares authorizes:

    the acquisition of control of another company at a price which exceeds certain limits set forth in the Brazilian Corporate Law Method;

    a merger or consolidation; or

    participation in a “grupo de sociedades” as defined under the Brazilian Corporate Law Method.

Our dissenting or non-voting shareholders also have a right of withdrawal in the event that the entity resulting from our merger, incorporação de ações, or spin-off fails to become a listed company within 120 days of the shareholders’ assembly at which the relevant decision was taken. The dissenting or non-voting shareholders only have a withdrawal right if they held the shares which have been adversely affected at the time of the first call for the shareholders’ assembly in which the relevant decision was made. If a public announcement of the action taken or to be taken was made prior to the call for the shareholders’ assembly, the shareholders’ownership of shares is based on the date of announcement.

The right of withdrawal lapses 30 days after publication of the minutes of the shareholders’ assembly at which the action is taken, except when the resolution is subject to confirmation by the preferred shareholders (which must be made at a special assembly to be held within one year). In that case the 30-day term is counted from the date the minutes of the special assembly are published. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

In all the situations described above, our shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by our shareholders. If the shareholders’ assembly giving rise to withdrawal rights occurs more than 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet of a date within 60 days preceding such shareholders’ assembly.

Liquidation

In the event of our liquidation, our preferred shareholders would be entitled to priority over common shareholders in the return of capital. The amount to which they would be entitled is based on the portion of the capital stock represented by the preferred shares, as adjusted from time to time to reflect any capital increases or reductions. First, after all our creditors had been paid, our residual assets would be used to return the amount of capital represented by the preferred shares to the preferred shareholders. Once the preferred shareholders had been fully reimbursed, the common shareholders would be reimbursed on the portion of the capital stock represented by the common shares. All our shareholders would participate equally and ratably in any remaining residual assets.

Redemption

Our bylaws provide that our shares are not redeemable.

Conversion Rights

Our bylaws provide that our common shares cannot be converted into preferred shares or our preferred shares into common shares.

Liability of Our Shareholders for Further Capital Calls

Neither Brazilian law nor our bylaws provide for capital calls. Our shareholders’ liability is limited to the payment of the issue price of the shares subscribed or acquired.

Form and Transfer

Our shares are registered in book-entry form and we perform all the services of safe-keeping and transfer of shares. To make the transfer we make an entry in the register, debit the share account of the transferor and credit the share account of the transferee.

Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by the CMN’s Resolution 2,689 as described under “ - Exchange Controls” below, the foreign investor must declare the transfer in its electronic registration.

Our shareholders may choose, at their individual discretion, to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions which have clearing accounts with the CBLC. Our shareholder registry indicates which shares are listed on the CBLC system. Each participating shareholder is in turn registered in a register of beneficial shareholders maintained by the CBLC and is treated in the same manner as our registered shareholders.

For a description of the arrangements regarding registration between the custodian and the depositary bank that holds the ADSs, see “Item 12. Description of Securities Other than Equity Securities - American Depositary Shares.”

Amendment to Corporate Law

The Corporate Law was revised effective March 1, 2002, in several important ways, including to broaden the rights of minority shareholders like the holders of our preferred shares. The enacted legislation includes provisions that:

  obligate our controlling shareholder to make a tender offer for our shares if it increases its interest in our capital stock to a level that materially and negatively affects the liquidity of our shares;

  authorize us to redeem minority shareholders’ shares if, after a tender offer, our controlling shareholder increases its participation in our total capital stock to more than 95%;

  make acquisition of control of publicly held companies contingent on tender offers for all outstanding common shares at a price equivalent to 80% of the price per share paid for the controlling block;

  give dissenting holders of our common shares the right of withdrawal in the event of a spin-off (cisão) that results in, among other things, a reduction of the mandatory annual dividend;

  provide those shareholders which are not controlling shareholders but which have held, for at least the prior three months, either (1) preferred shares representing at least 10% of our share capital, or (2) common shares representing at least 15% of our voting capital shares, the right to appoint one member and an alternate to our Board of Directors. If no shareholders meet the thresholds, shareholders representing at least 10% of our share capital would be able to combine their holdings to appoint one member and an alternate to our Board of Directors. This right will come into effect as of the 2005 Shareholders’ Meeting. Until then, preferred shareholders whose shares represent at least 10% of our share capital and minority common shareholders whose shares represent at least 15% of our voting capital (or if no shareholders meet these thresholds, shareholders representing at least 10% of our share capital) will be entitled to appoint one member and an alternate to our Board of Directors from a list of three candidates chosen by our controlling shareholder;

  give the members of our Board of Directors appointed by our preferred shareholders or our minority common shareholders veto rights over the appointment or removal of our independent auditors;

  require controlling shareholders and shareholders that appoint members of our management, Board of Directors or Board of Executive Officers to immediately file a statement of any change in their shareholdings; and

  prohibit the use of material non-public information by any person for his or her own benefit or for the benefit of third parties.

Regulation of and Restrictions on Non-Brazilian Holders

The Brazilian constitution prohibits any increase in the foreign participation in the capital stock of financial institutions headquartered in Brazil. However, because we are a publicly-traded financial institution, non-Brazilian holders of our preferred shares benefit from an exception to this provision. Accordingly, non-Brazilian holders face no legal restrictions on the ownership of our preferred shares or of ADSs based on our preferred shares, and are entitled to all the rights and preferences of such preferred shares.

However, the ability to convert into foreign currency dividend payments and proceeds from the sale of preferred shares or preemptive rights and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank. Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with CMN Resolution 2,689 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

Annex V to Resolution 1,289 of the CMN, known as the “Annex V Regulations,” allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADR program is duly registered with the Central Bank.

Our bylaws do not impose any limitation on the rights of Brazilian residents or non-residents to hold our shares and exercise the rights in connection therewith.

Transfer of Control

Our bylaws do not contain any provision that would have the effect of delaying, deferring or preventing a change in our control or that would operate only with respect to a merger, acquisition or corporate restructuring involving ourselves or any of our subsidiaries. However, Brazilian banking regulations require that any transfer of control of a financial institution be previously approved by the Central Bank. Additionally, Brazilian Corporate Law provides that acquisition of control of a publicly held company is contingent on tender offers for all outstanding common shares at a price equivalent to 80% of the price per share paid for the controlling block.

Disclosure of Shareholder Ownership

Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 10% of the common shares of a publicly-traded company must disclose its share ownership to the Brazilian securities commission and stock exchanges. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase of five percent or more in ownership of common shares must be similarly disclosed.

BOVESPA’s Differentiated Corporate Governance Practices

BOVESPA has a program known as the Differentiated Corporate Governance Practices Program. In this program, listed companies may elect to adhere to one or two sets of rules which apply to the Company, its management and controlling shareholders and are intended to promote good corporate governance practices and improve market disclosure.

As of June 2001, we are in compliance with the first, less stringent, set of rules under the program. The requirements which we must comply with include:

  maintaining a minimum float of 25.0% of our capital stock;

  utilizing mechanisms in public offerings intended to increase the dispersion of capital;

  disclosing quarterly consolidated financial statements, which are subject to a limited review; and

  disclosing information on securities, including derivatives, held by our controlling shareholders, members of our management and members of our fiscal council.

MATERIAL CONTRACTS

In June 2000 we entered into a transaction in order to restructure our existing interest in CPM-Comunicações, Processamento e Mecanismos de Automação S.A., a company operating in the software development business, which we call “CPM.” Prior to the June 2000 transaction, we and a Brazilian investor group each held 50% of the total capital of CPM. Following the June 2000 transaction, we now own 49% of the total capital of CPM, and IT Partners Ltd., a private equity fund controlled by Deutsche Bank AG owns 51% of the total capital of CPM. CPM has developed and sold to us a significant amount of the software we have acquired in recent years. As a condition to IT Partners Ltd.’s acquisition of its interest in CPM, we entered into an agreement with CPM, which we call the “CPM Contract.” The CPM Contract requires us to purchase from CPM, during each of the five years following the date of the contract, at least the average amount of goods and services as we acquired from CPM during that three-year period amounted to approximately R$150 million. The CPM Contract provides that our purchases from CPM are made on arm’s-length terms.

EXCHANGE CONTROLS

The Central Bank may impose temporary restrictions on the remittance of foreign capital abroad, including of payments of principal, interests or dividends, and on the repatriation of capital whenever there is a significant imbalance in Brazil’s balance of payments or if it foresees such an imbalance. The last occurrence of restrictions on the remittance of foreign capital was in 1989, when for approximately six months in 1989 and early 1990 the Brazilian government froze all remittances abroad of dividends and invested capital. The Central Bank subsequently released these amounts for remittance abroad in accordance with Brazilian government directives. The Brazilian government may take similar measures in the future.

Under Brazilian tax laws, non-Brazilian holders of securities enjoy favorable tax treatment if they have qualified under Resolution 2,689. To qualify under Resolution 2,689, a non-Brazilian holder must:

  appoint a representative in Brazil with power to take action relating to the investment;

  register as a foreign investor with the CVM; and

  register its investment with the Central Bank.

See “ - Taxation - Brazilian Tax Considerations - Taxation of Gains” for a description of the tax benefits extended to non-Brazilian holders of securities who qualify under Resolution 2,689.

Under Resolution 2,689 securities held by non-Brazilian holders must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets.

Registered non-Brazilian holders are allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets, with the exception that the Brazilian constitution limits the ability of non-Brazilian holders to acquire capital of financial institutions, as discussed above under “ - Regulation of and Restrictions on Non-Brazilian holders.”Registration allows investors to remit foreign currency abroad when the funds are distributions on registered preferred shares or proceeds from the disposition of such shares. The funds are converted into foreign currency at the commercial market exchange rate.

The registered capital for each preferred share purchased in Brazil and deposited with the custodian is equal to its purchase price (stated in U.S. dollars). If an ADS holder chooses to cancel ADSs in exchange for preferred shares, the investment in preferred shares may be registered with the Central Bank. Such registration is necessary for the holder to receive distributions on or proceeds from dispositions of the shares outside of Brazil.

In the event of an investment under Resolution 2,689, the registration is made electronically by the local representative. The registered capital for a preferred share withdrawn from the depositary bank upon cancellation of an ADS will be the U.S. dollar equivalent of:

  the average price of a preferred share on the stock exchange on the date of withdrawal, or if no preferred shares were sold on that day, the average price on the stock exchange in the 15 trading sessions immediately preceding the withdrawal.

When a holder of ADSs exchanges ADSs for the underlying preferred shares, the holder is entitled to either:

  sell the preferred shares on the stock exchange and remit the proceeds abroad within five business days; or

  freely convert the investment in the preferred shares to either an investment under Resolution 2,689 (subject to satisfaction of the legal requirements described above) or a direct foreign investment in Brazil (in accordance with applicable rules).

Holders that do not comply with the rules described above may still register their investment, but the registration process will be subject to detailed procedures established by the Central Bank. Holders that do not comply with these rules may also be subject to monetary penalties.

TAXATION

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs. Accordingly, prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs. For more information, see “Taxation” above.

This summary is based upon the tax laws of Brazil and the United States as in effect on the date hereof, which are subject to change. Although there is at present no income tax treaty signed between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given as to the possibility of a treaty of this kind or how it will affect the U.S. holders of our preferred shares or ADSs. Prospective holders of our preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

Taxation of Dividends

Dividends paid by us in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the depositary bank in respect of preferred shares underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding income tax. Dividends paid from profits generated before January 1, 1996 are subject to Brazilian withholding income tax at varying rates, except that stock dividends distributed from profits generated before January 1, 1996 are not subject to Brazilian withholding income tax unless, within five years after the distribution, we redeem the stock or the non-Brazilian holder sells the stock in Brazil. Pursuant to Brazilian law, we assume the responsibility for withholding and paying any tax on dividends we distribute.

Distributions of Interest on Capital

Brazilian corporations may, subject to certain limitations, make payments to shareholders in the form of interest on capital as an alternative form of making dividend distributions. The principal difference between dividends and interest on capital is their tax treatment.

For Brazilian corporate income tax purposes, we may deduct distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, up to an interest rate which does not exceed the rate of the Federal government’s long-term interest rate, TJLP. Distributions of dividends are not tax-deductible. Furthermore, the total amount distributed as interest on capital which may be deducted for corporate income tax and social contribution tax on net profits purposes may not exceed the greater of:

  50% of our taxable net income (before taking the distribution and any deductions for calculating income taxes into account), as measured in accordance with the Corporate Law Method for the year in respect of which the payment is made; or

  50% of retained earnings for the year preceding the year in which the payment is made, as measured in accordance with the Corporate Law Method.

Payments of interest on capital are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are exempt from tax in Brazil. For payments to persons situated in jurisdictions deemed as “tax havens” under Brazilian Law (in other words, a country that taxes income at a rate of less than 20%), payments are subject to withholding tax at the source at a 25% rate. It is our responsibility to withhold and pay the tax levied on interest on capital we distribute.

Amounts paid as interest on capital (net of withholding tax owed) may be treated as payments in respect of the mandatory dividends we are obligated to distribute to our shareholders in accordance with our bylaws. Distributions of interest on capital in respect of the preferred shares, including distributions to the depositary bank in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Payments of interest on capital are decided by the Board of Directors on the basis of recommendations of our Board of Executive Officers.

Our Board of Directors has traditionally approved the distribution of the maximum amount permitted by law of interest on capital.

Taxation of Gains

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs or preferred shares to another non-Brazilian holder are not subject to Brazilian tax.

Gains realized by Brazilian holders on any disposition of preferred shares in Brazil are subject to tax at the following rates:

  20% if the transaction is carried out on a stock exchange; or

  15% if the transaction is carried out off a stock exchange.

As of January 1, 2002, the 10% tax rate applicable to transactions carried out on a Brazilian stock exchange increased from 10% to 20%.

Gains realized on any disposition of preferred shares in Brazil by non-Brazilian holders who are resident in a country that under Brazilian law is deemed to be a tax haven are subject to the same rates applicable to Brazilian holders, as described above.

Gains realized on disposition of preferred shares in Brazil by non-Brazilian holders who are not resident in a “tax haven” are subject to the following regime:

  no tax, if:

    the proceeds obtained by the disposition are remitted outside Brazil within five business days of the cancellation of the ADSs which were represented by the shares sold; or

    the foreign investment in the preferred shares is registered under CMN Resolution 2,689; and

  the same treatment applicable to Brazilian residents if:

    the proceeds obtained with the disposition of shares are remitted outside Brazil after five business days; or

    the foreign investment in the preferred shares is not registered under CMN Resolution 2,689.

Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of its effective cost as evidenced by valid documentation or, in its absence, on the basis of the foreign currency amount registered with the Central Bank. See “ - Exchange Controls.”

Except for the international avoidance of double taxation tax treaty signed with Japan, Brazil’s other signed international tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares. Gains realized by a non-Brazilian holder upon the redemption of preferred shares would be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and would accordingly be subject to income tax at a rate of 15%.

Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the preferred shares will be treated differently for Brazilian tax purposes depending on (1) whether the sale or assignment is made by or on behalf of the depositary bank or the investor and (2) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by or on behalf of the depositary bank on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to income tax at rates up to 15%.

The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax if the amount previously registered with the Central Bank as a foreign investment in preferred shares is lower than the product of multiplying the total number of shares deposited on the date of the deposit times (1) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the date of deposit; or (2) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold during the 15 preceding trading sessions. In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15% (unless the preferred shares were held in accordance with Resolution 2,689, in which case the exchange would be tax-free).

On receipt of the underlying preferred shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above under “ - Exchange Controls.” If the non-Brazilian holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.

The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder, with the exception of gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

The IOF tax may also be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such exchange transactions is currently 0%, but the Minister of Finance has the legal authority to increase the rate to a maximum of 25%. Any such increase would be applicable only prospectively.

IOF taxes may also be levied on transactions involving bonds or securities, even if the transactions are carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF tax with respect to preferred shares and ADSs is currently 0%. The Minister of Finance, however, has the legal authority to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only to the extent of gain realized on the transaction and only on a prospective basis.

In addition to the IOF tax, a temporary tax, the CPMF tax, will be imposed on our distributions in respect of ADSs at the time the distributions are converted into U.S. dollars and remitted abroad by the custodian. The CPMF is currently imposed at a rate of 0.38% and is scheduled to be in effect until December 2004. There is a proposed amendment to the Brazilian constitution intended to convert this temporary contribution into a permanent tax.

Registered Capital

Amounts invested in securities by a non-Brazilian holder who (1) qualifies for benefits under Resolution 2,689 and who registers with the CVM, or (2) holds ADSs and is represented by the depositary bank’s registration, are eligible for registration with the Central Bank. In the case of ADSs, since the shareholder of records is the depositary bank, the depositary bank is responsible for obtaining the registration. The registration allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on or dispositions of preferred shares.

U.S. Federal Income Tax Considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of preferred shares or ADSs. This summary applies only to purchasers of preferred shares or ADSs who will hold the preferred shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market basis, and persons holding preferred shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction. Accordingly, each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in preferred shares or ADSs.

In this discussion, references to ADSs also refer to preferred shares, and references to a “U.S. holder” are to a holder of an ADS (1) that is a citizen or resident of the United States of America, (2) that is a corporation organized under the laws of the United States of America or any state thereof, or (3) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADSs.

For purposes of the U.S. Internal Revenue Code of 1986, as amended, which we call the “Code,” holders of ADSs will be treated as owners of the preferred shares represented by such ADSs.

Taxation of Distributions

A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian (or by the U.S. holder in the case of a holder of preferred shares). The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian (or by a U.S. holder in the case of a holder of preferred shares). If the custodian (or U.S. holder in the case of a holder of preferred shares) does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of certain arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Holders of ADSs that are foreign corporations or nonresident alien individuals, which we call “non-U.S. holders,” generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

Taxation of Capital Gains

Upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the ADS and the U.S. holder’s tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (1) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (2) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or preferred shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk and Risk Management

In the course of our normal operations we are exposed to a number of risks which are inherent to banking and insurance activities. The extent to which we properly and effectively identify and manage these risks is critical to our profitability. The most significant of these risks are:

  market risk;

  liquidity risk;

  credit risk; and

  operating risk.

Management of these risks is a process which involves different levels of our organization and encompasses a range of policies and strategies. Our risk management policies are generally conservative ones, which seek to limit the possible maximum absolute loss. For a discussion of our risk management policies see “Item 4. Information on the Company - The Company - Risk Management” and “Item 5. Operating and Financial Review and Prospects - Asset and Liability Management.” For a summary of Brazilian regulations on managing market risk in the banking sector, see “Item 4. Information on the Company - Regulation and Supervision.”

Market Risk

Market risk is the risk that changes in factors such as interest rates or currency exchange rates will have an adverse impact on the value of our assets, liabilities or off-balance sheet positions. We are exposed to market risk in both our trading and non-trading activities. The primary market risks we face are interest rate risk and foreign exchange risk.

We employ the sensitivity analysis methodology set forth below for evaluating our market risk. Our sensitivity analyses evaluate the potential loss in future earnings resulting from hypothetical changes in interest rates and foreign currency exchange rates.

Interest Rate Risk

Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments. We are exposed to the risk of interest rate movements when there is a mismatch between fixed interest rates and market interest rates. For a discussion of our management of interest rate sensitivity, see “Item 5. Operating and Financial Review and Prospects - Interest Rate Sensitivity.”

Exchange Risk

Exchange risk arises as a result of our having assets, liabilities and off-balance sheet items that are denominated in or indexed to currencies other than reais, either as a result of trading or in the normal course of banking activities. We control exposure to exchange rate movements by ensuring that mismatches are managed and monitored, and our policy is to avoid material exchange rate mismatches. Virtually all of our transactions (by value) that are denominated in or indexed to foreign currencies are denominated in or indexed to the U.S. dollar. Our assets and liabilities denominated in other currencies, which include euros and yen, are generally indexed to the U.S. dollar as well, effectively limiting our foreign currency exposure to U.S. dollars through currency swaps. For a discussion of our management of exchange rate sensitivity, see “Item 5. Operating and Financial Review and Prospects - Exchange Rate Sensitivity.”

Market Risk of Trading Activities

We enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. As a result, our exposure to the potential losses described below is generally reduced by these transactions. These derivatives do not qualify as hedges under U.S. GAAP. Accordingly, we classify derivatives as trading securities.

Sensitivity Analysis

We utilized the following criteria and methodology in making our sensitivity analysis:

  We assumed that the book value of our foreign-currency denominated and indexed assets and liabilities as of December 31, 2002 is equivalent to the market value of those assets and liabilities as of that date.

  We used variations in the interest rate for CDIs with 1-day maturity as the test for interest rate sensitivity. Since the fluctuations in the interest rates on our floating rate instruments generally correspond to movements in the interest rate on CDIs, the value of our floating-rate assets and liabilities is not materially affected by changes in interest rates. We therefore only include our fixed-rate assets and liabilities in testing the impact of hypothetical changes in interest rates on the fair market value of our assets and liabilities. Changes in the interest rate on CDIs are based on changes in the interbank interest rate, which is in turn based on decisions made by the Central Bank in periodic meetings of its monetary policy committee.

  In dividing our assets and liabilities by maturity, we have assumed that on average the assets and liabilities mature at the midpoint of each period indicated.

  To determine fair market value of our assets and liabilities that are not foreign currency-denominated or indexed, we used an assumed interest rate on CDIs for the midpoint of the period indicated. To arrive at this hypothetical interest rate, we extrapolated from the interest rate on CDIs for the period under analysis on the basis of the daily CDI interest rate.

The following table shows the maturities of our fixed-rate transactions denominated in or indexed to the real as of December 31, 2002.

	From	From	From	From	From	More
Interest-earning assets	0 to 30 days	31 to 90 days	91 to 180 days	181 to 365 days	1 to 3 years	than 3 years	Total
	(R$ in millions)
Interest-bearing deposits in other banks	R$55	-	-	-	-	-	R$55
Federal funds sold and securities purchased under agreements to resell	12,302	-	-	-	R$2	-	12,304
Trading securities	603	-	-	-	83	-	686
Loans, net	7,280	R$6,357	R$3,055	R$3,074	2,466	R$578	22,810
Total	20,240	6,357	3,055	3,074	2,551	578	35,855

Interest-bearing liabilities
Time deposits	511	325	203	160	19	9	1,227
Federal funds purchased and securities sold under agreements to repurchase	4,069	1,918	23	-	1	892	6,903
Total	4,580	2,243	226	160	20	901	8,130
Assets/Liabilities gap	15,660	4,114	2,829	2,914	2,531	(323)	R$27,725
Cumulative assets/liabilities gap	R$15,660	R$19,774	R$22,603	R$25,517	R$28,048	R$27,725

The following table shows the maturities of our transactions denominated in or indexed to U.S. dollars, as of December 31, 2002.

	From 0 to	From 31	From 91	From 181	From 1 to	More than
Interest-earning assets	30 days	to 90 days	to 180 days	to 365 days	3 years	3 years	Total
	(R$ in millions)
Applications in interfinancial deposits	R$1,548	-	-	-	-	-	R$1,548
Federal funds sold and securities purchased under agreements to resell	-	-	-	-	R$81	R$204	285
Brazilian central bank compulsory
deposits	15	-	-	-	-	928	943
Trading securities	272	-	-	81	42	36	431
Available for sale securities	-	51	29	-	-	143	223
Securities held to maturity	-	-	-	-	197	1,346	1,543
Loans	3,662	4,146	2,858	1,634	2,083	383	14,766
Total assets	5,497	4,197	2,887	1,715	2,403	3,040	19,739
Interest-bearing liabilities
Time deposits	1,224	483	535	96	127	163	2,628
Federal funds purchased and securities sold under agreements to repurchase	730	-	-	-	-	-	730
Short-term borrowings	2,496	2,630	2,084	982	1,435	12	9,639
Long-term debt	193	114	1,341	475	1,076	1,288	4,487
Total	4,643	3,227	3,960	1,553	2,638	1,463	17,484
Assets/liabilities gap	854	970	(1,073)	162	(235)	1,577	R$2,255
Cumulative assets/liabilities gap	R$854	R$1,824	R$751	R$913	R$678	R$2,255

Interest Rate Sensitivity

The potential loss in the value on our real-denominated, fixed-rate financial assets and liabilities, including derivatives, at December 31, 2002, that would have resulted from hypothetical unfavorable fluctuations of up to 2.5% of the annualized CDI interest rate for all fixed-rate interest-bearing assets and liabilities, irrespective of term to maturity or the period of time during which such unfavorable change would persist, did not exceed R$131 million. In our opinion an unfavorable fluctuation of up to 2.5% is reasonably possible.

A hypothetical unfavorable fluctuation of up to 3.0% in the annualized interest rate on our foreign currency-denominated and -indexed assets and liabilities, including derivatives, would result in potential losses of up to R$57 million in the value of our U.S. dollar-denominated and -indexed financial assets and liabilities as of December 31, 2002, irrespective of how long the unfavorable change persisted. In our opinion, an unfavorable fluctuation of up to 3.0% is reasonably possible.

Exchange Rate Sensitivity

A hypothetical unfavorable fluctuation of up to 10.0% in the real/U.S. dollar exchange rate would result in potential losses of up to R$239 million in the fair value of our U.S. dollar-denominated and indexed financial assets and liabilities as of December 31, 2002. However, we believe that there is an inverse correlation between foreign currency interest rates and real/U.S. dollar exchange rates which would reduce the impact of these hypothetical losses. This calculation includes derivative financial instruments. In our opinion, an hypothetical unfavorable fluctuation of up to 10.0% in the real/U.S. dollar exchange rate is reasonably possible.

Value at Risk

We began in January 2000 to evaluate our own treasury positions based on the VaR methodology. VaR is generally defined as the potential one-day loss in the fair value of our portfolio from adverse market movements in interest and exchange rates and is based on probability analysis. Our treasury positions are determined by our senior management, and our compliance with these positions is monitored daily by personnel who are independent of our portfolio management. Senior management receives daily reports on current market risks, which are evaluated under a VaR methodology with a confidence intervals level of 97.5%. We utilize procedures such as daily testing to ensure the precision and consistency of the model. Our analysis covers all financial assets and liabilities held in treasury, including our derivative instruments.

The following shows the value at risk, as measured under the VaR methodology, of our treasury positions in 2002:

1st quarter of 2002
Risk Factors	Average	Minimum	Maximum	At March 31
	(R$ in millions)
Reais (fixed and floating rate)	2	1	4	4
Foreign exchange coupon	16	10	22	10
Foreign Currency	5	1	10	3
Variable Income	0	0	0	0
Total VaR	16	11	22	11

2nd quarter of 2002
Risk Factors				At June 30
Reais (fixed and floating rate)	4	3	5	5
Foreign Exchange Coupon	23	10	52	48
Foreign Currency	3	0	13	8
Variable Income	0	0	0	0
Total VaR	23	10	52	46

3rd quarter of 2002
Risk Factors				At September 30
Reais (fixed and floating rate)	6	5	8	7
Foreign exchange coupon	31	13	55	23
Foreign Currency	15	0	53	2
Variable Income	0	0	0	0
Total VaR	30	13	55	24

4th quarter of 2002
Risk Factors				At December 31
Reais (fixed and floating rate)	6	4	8	5
Foreign exchange coupon	13	2	35	33
Foreign Currency	2	0	11	3
Variable Income	0	0	0	0
Total VaR	16	6	39	37

The following table below shows the concentration of the VaR and the number of events during the year ended December 31, 2002, calculated on treasury positions up to December 31, 2002:

VaR - Value at Risk (R$ in millions)	1st quarter	2nd quarter	3rd quarter	4th quarter	% of events
Up to R$10	0.00%	3.17%	0.00%	37.50%	10.24%
More than R$10 up to R$20	83.61	53.98	25.76	40.62	50.39
More than R$20 up to R$30	16.39	4.76	34.85	6.25	15.75
More than R$30 up to R$40	0.00	22.22	12.12	15.63	12.60
More than R$40	0.00	15.87	27.27	0.00	11.02
	100.00%	100.00%	100.00%	100.00%	100.00%

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures

Within the 90 days prior to the date of this annual report, Bradesco carried out an evaluation under the supervision and with the participation of its management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of Bradesco’s disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) under the U.S. Securities Exchange Act of 1934, or “Exchange Act”). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of Bradesco’s evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports Bradesco files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

There were no significant changes in Bradesco’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

Item 16. [Reserved]

PART III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See pages F-1 through F-42, incorporated herein by reference.

Item 19. Exhibits.

Documents filed as exhibits to this annual report:

1.1	Estatuto Social (bylaws) of Banco Bradesco S.A.
2.1	Form of Amended and Restated Deposit Agreement, between Banco Bradesco S.A., Citibank N.A., as Depositary, and holders and beneficial owners of American Depositary Receipts*
6.1	Calculation of earnings per share data and weighted average number of shares outstanding (in millions of shares)
7.1	Calculation of dividends/interest on capital per share data
8.1	List of subsidiaries
10.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.
10.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

*Incorporated by reference to our Registration Statement on Form 20-F (file no. 333-13950), originally filed with the Commission on September 28, 2001.

Banco Bradesco S.A.Consolidated Financial Statements as of
December 31, 2001 and 2002 and for each of the
three years in the period ended December 31,
2002 and Report of Independent Accountants

Report of Independent Accountants

To the Board of Directors and Shareholders of
Banco Bradesco S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries (the "Company") at December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company´s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As presented in notes 2(n) and 11 to the consolidated financial statements, on January 1, 2002 the Company adopted SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.”

PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil

May 23, 2003.

Consolidated Balance Sheets
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,
Assets:	2001	2002
Cash and due from banks	1,715	2,725
Interest-bearing deposits in other banks	2,051	2,379
Federal funds sold and securities purchased under agreements to resell	11,896	12,674
Brazilian Central Bank compulsory deposits	8,232	16,057
Trading securities, at fair value	24,334	22,783
Available-for-sale securities, at fair value	5,538	4,766
Held to maturity securities	-	4,001
Loans	44,994	52,324
Allowance for loan losses	(2,941)	(3,455)

Net loans	42,053	48,869
Equity investees and other investments	521	550
Premises and equipment, net	2,727	2,993
Intangible assets, net	783	1,778
Other assets	8,445	10,300

Total assets	108,295	129,875

Liabilities and shareholders´ equity:
Deposits from customers:
Demand	8,061	13,374
Savings	18,311	20,731
Time	14,679	22,202
Deposits from financial institutions	41	26

Total deposits	41,092	56,333
Federal funds purchased and securities sold under agreements to repurchase	14,037	7,633
Short-term borrowings	8,320	9,639
Long-term debt	11,499	13,389
Other liabilities	23,471	31,826

Total liabilities	98,419	118,820

Commitments and contingencies (note 23)
Minority interest in consolidated subsidiaries	87	203

Shareholders' equity:
Common shares - no par value (issued and authorized at December 31, 2001 - 733,319,190,385 and December 31, 2002 – 729,140,590,385)	2,638	2,638
Preferred shares - no par value (issued and authorized at December 31, 2001 - 712,117,011,452 and December 31,2002 – 708,537,611,452)	2,562	2,562
Treasury shares (at December 31, 2001 - common shares – 2,720,200,000 and preferred shares – 2,170,000,000 and December 31,2002 – common shares – 9,797,900,000)	(53)	(86)
Additional paid-in capital	8	8
Appropriated retained earnings	1,125	1,232
Unrealized gains on available-for-sale securities, net of taxes	248	235
Unappropriated retained earnings	3,261	4,263

Total shareholders' equity	9,789	10,852

Total liabilities and shareholders' equity	108,295	129,875

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31,
	2000	2001	2002
Interest income:
Interest on loans	7,705	11,672	17,025
Interest on federal funds sold and securities purchased under
agreements to resell	1,407	2,263	2,947
Interest on securities:
Trading	3,442	3,833	3,595
Available-for-sale	279	352	487
Held to maturity securities	-	-	1,954
Interest on deposits in other banks	148	219	296
Interest on Brazilian Central Bank compulsory deposits	324	299	2,058
Other	53	14	32

Total interest income	13,358	18,652	28,394

Interest expense:
Interest on deposits:
From customers:
Savings deposits	(1,318)	(1,381)	(1,585)
Time deposits	(1,508)	(1,876)	(3,188)
From financial institutions	(74)	(24)	(36)
Interest on federal funds purchased and securities sold under
agreements to repurchase	(1,366)	(1,921)	(2,051)
Interest on short-term borrowings	(806)	(1,928)	(3,975)
Interest on long-term debt	(1,440)	(2,029)	(4,092)

Total interest expense	(6,512)	(9,159)	(14,927)

Net interest income	6,846	9,493	13,467

Provision for loan losses	(1,244)	(1,763)	(2,543)

Net interest income after provision for loan losses	5,602	7,730	10,924

	Year ended December 31,
	2000	2001	2002
Non-interest income:
Fee and commission income	2,593	2,866	2,894
Trading losses	(259)	(287)	(2,006)
Net realized gains (losses) on available-for-sale securities	1,586	372	(38)
Net gains on foreign currency transactions	343	247	148
Equity in earnings of unconsolidated companies, net	145	109	150
Insurance premiums	3,701	4,616	4,981
Pension plan income	592	1,043	348
Other non-interest income	433	640	1,486

Total non-interest income	9,134	9,606	7,963

Non-interest expense:
Salaries and benefits	(3,311)	(3,329)	(3,992)
Administrative expenses	(2,505)	(2,868)	(3,421)
Amortization of intangible assets	(64)	(115)	(230)
Insurance claims	(2,511)	(3,251)	(3,614)
Changes in provisions for insurance, pension plans, certificated savings plans and investments contracts	(1,265)	(1,847)	(2,261)
Pension plan operating expenses	(378)	(459)	(370)
Insurance and pension plan selling expenses	(645)	(690)	(669)
Depreciation and amortization	(452)	(463)	(459)
Other non-interest expense	(1,371)	(1,476)	(1,583)

Total non-interest expense	(12,502)	(14,498)	(16,599)

Income before income taxes and minority interest	2,234	2,838	2,288

Taxes on income:
Current expense	(527)	(687)	(948)
Deferred benefit	110	137	787

Total taxes on income	(417)	(550)	(161)

Change in accounting principle (see note 11)	-	-	27

Income before minority interest	1,817	2,288	2,154

Minority interest	(18)	(18)	(12)

Net income	1,799	2,270	2,142

Net income applicable to each class of shares:
Common shares	872	1,097	1,031
Preferred shares	927	1,173	1,111

Net income	1,799	2,270	2,142

Earnings per thousand shares (in reais):
Common shares	1.31	1.51	1.42
Preferred shares	1.44	1.66	1.57

Weighted average number of shares outstanding (in millions):
Common shares	666,143	726,678	724,466
Preferred shares	643,827	705,804	709,830

Consolidated Statements of Cash Flow
Expressed in millions of Brazilian reais

	Year ended December 31,
	2000	2001	2002
Operating activities:
Net income	1,799	2,270	2,142
Adjustment to reconcile net income to net cash provided by
(used in) operating activities:
Provision for loan losses	1,244	1,763	2,543
Provision for other investments	79	73	4
Provision for insurance, pension plans, certified savings
plans and pension investment contracts	1,265	1,847	2,261
Depreciation and amortization	452	463	459
Amortization of intangible assets	64	115	201
Equity in earnings of unconsolidated companies, net	(145)	(109)	(150)
Loss on foreclosed assets, net	93	66	99
Net realized gains (losses) on available securities	(1,586)	(372)	38
(Gains) losses on sale of premises and equipment, net	16	(23)	232
(Gains) losses on sale of unconsolidated companies	(19)	8	(81)
Deferred tax benefit	(110)	(137)	(787)
Minority interest	18	18	12
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	(724)	690	(1,441)
Net increase in interest payable	391	422	831
(Increase) decrease in trading assets	634	(8,167)	(674)
(Increase) decrease in other assets	362	(887)	802
Net increase in foreign exchange portfolio	158	56	1,525
Increase (decrease) in other liabilities	2,009	2,279	3,697

Net cash provided by operating activities	6,000	375	11,713

Investing activities:
Net decrease (increase) in Brazilian Central Bank compulsory
deposits	3,359	(2,961)	(7,192)
Purchases of available for sale securities	(4,877)	(4,333)	(3,941)
Proceeds from sale/maturities of available for sale securities	5,276	4,314	5,036
Purchases of held to maturity securities	-	-	(594)
Proceeds from maturities of held to maturity securities	-	-	1,965
Net increase in loans	(10,528)	(7,370)	(4,989)
Acquisition of subsidiaries, net of cash and cash equivalents
received	989	-	270
Purchases of unconsolidated companies	(190)	(75)	(56)
Purchases of premises and equipment	(425)	(552)	(658)
Postal Services prepayment	-	(200)	-
Proceeds from sale of premises and equipment	98	124	355
Proceeds from sale of foreclosed assets	529	103	58
Proceeds from sale of unconsolidated companies	30	44	212
Dividends received from unconsolidated companies	74	17	81
Minority interest	(280)	(52)	9

Net cash used in investing activities	(5,945)	(10,941)	(9,444)

	Year ended December 31,
	2000	2001	2002
Financing activities:
Net increase in deposits	13	4,277	9,691
Net increase (decrease) in federal funds purchased and
securities sold under agreements to repurchase	3,701	1,923	(7,089)
Net increase in short-term borrowings	481	1,302	627
Borrowings under long-term debt	7,756	7,311	10,343
Repayment of long-term debt arrangements	(6,460)	(4,972)	(11,044)
Capital increase	485	409	-
Purchase of own shares	(76)	(53)	(119)
Interest paid on shareholders' capital and dividends	(873)	(837)	(848)

Net cash provided by financing activities	5,027	9,360	1,561

Cash and cash equivalents
At beginning of the year	9,700	14,782	13,576
At end of the year	14,782	13,576	17,406

Net increase (decrease) in cash and cash equivalents	5,082	(1,206)	3,830

Supplemental cash flow disclosure:
Cash paid for interest	6,121	9,581	14,096
Cash paid for taxes on income and social contribution	281	392	623
Loans transferred to foreclosed assets	276	148	173
Dividends and interest on shareholders' capital declared but not paid	498	508	648
Spin-off of Bradespar S.A. (see note 27)	-	-	-

Consolidated Statement of Changes in Shareholders' Equity
Expressed in thousands of shares

	Common	Preferred	Common treasury stock	Preferred treasury stock
Balance on December 31, 1999	520,898,731	503,216,603	-	-
Capital increase	72,428,423	69,969,811	-	-
Purchase of own shares	-	-	(4,804,200)	(1,679,200)
Stock split of 20%	118,665,431	114,637,283	(960,840)	(335,840)

Balance on December 31, 2000	711,992,585	687,823,697	(5,765,040)	(2,015,040)

Capital increase	27,091,645	26,308,355	-	-
Purchase of own shares	-	-	(2,720,200)	(2,170,000)
Treasury shares cancelled	(5,765,040)	(2,015,040)	5,765,040	2,015,040

Balance on December 31, 2001	733,319,190	712,117,012	(2,720,200)	(2,170,000)

Purchase of own shares	-	-	(11,256,300)	(1,409,401)
Treasury shares cancelled	(4,178,600)	(3,579,401)	4,178,600	3,579,401

Balance on December 31, 2002	729,140,590	708,537,611	(9,797,900)	-

Consolidated Statement of Changes in Shareholders' Equity
Expressed in millions of Brazilian reais, except for per share information

	Common shares	Preferred shares	Treasury shares	Additional paid-in Capital	Appropriated retained earnings	Available- for-sale securities(1)	Unappropriated retained earnings	Total
Balance on December 31, 1999	1,933	1,867	-	6	930	961	1,646	7,343

Net income	-	-	-	-	-	-	1,799	1,799
Available-for-sale securities	-	-	-	-	-	(843)	-	(843)

Comprehensive income	-	-	-	-	-	-	-	956
Interest on shareholders'
capital and dividends	-	-	-	-	-	-	(779)	(779)
Purchase of own shares	-	-	(76)	-	-	-	-	(76)
Capital increase	712	699	-	19	-	-	-	1,430
Spin-off of Bradespar S.A	(255)	(245)	-	-	-	-	(493)	(993)
Transfers	18	17	-	(6)	87	-	(116)	-

Balance on December 31, 2000	2,408	2,338	(76)	19	1,017	118	2,057	7,881

Net income	-	-	-	-	-	-	2,270	2,270
Available-for-sale
securities(2)	-	-	-	-	-	130	-	130

Comprehensive income	-	-	-	-	-	-	-	2,400
Interest on shareholders'
capital and dividends	-	-	-	-	-	-	(848)	(848)
Purchase of own shares	-	-	(53)	-	-	-	-	(53)
Capital increase	203	198	-	8	-	-	-	409
Treasury shares cancelled	-	-	76	-	-	-	(76)	-
Transfers	27	26	-	(19)	108	-	(142)	-

Balance on December 31, 2001	2,638	2,562	(53)	8	1,125	248	3,261	9,789

Net income	-	-	-	-	-	-	2,142	2,142
Available-for-sale securities(2)	-	-	-	-	-	(13)	-	(13)

Comprehensive income	-	-	-	-	-	-	-	2,129
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(947)	(947)
Purchase of own shares	-	-	(119)	-	-	-	-	(119)
Treasury shares cancelled	-	-	86	-	-	-	(86)	-
Transfers	-	-	-	-	107	-	(107)	-

Balance on December 31, 2002	2,638	2,562	(86)	8	1,232	235	4,263	10,852

(1)	Consists of unrealized gains and losses of investment securities classified as available-for-sale, net of deferred income tax and social contribution effects amounted to R$62, R$97 and R$153 at December 31, 2000, 2001 and 2002, respectively.
(2)	Includes non-temporary losses, as described in note 5.

	Year ended December 31,
	2000	2001	2002
Per thousand share information:
Distributed earnings (interest on shareholders' capital):
Common	0.56	0.57	0.63
Preferred	0.62	0.62	0.69

Notes to Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

1 Basis of presentation

(a) History

Banco Bradesco S.A. ("we," the "Company" or "Bradesco"), a publicly traded company organized under the laws of the Federative Republic of Brazil, has its headquarters in Osasco, State of São Paulo, Brazil.

We are a multiple service bank under Brazilian banking regulations, operating principally in two segments. The Banking segment includes a wide variety of banking activities, servicing both retail and corporate customers and engaging in investment banking, international banking and asset management operations. The Insurance, Pension Plan and Certificated Savings plans segment relates to auto, health, life, casualty and property insurance, pension and certificated savings plans.

Our retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a variety of financing operations including overdraft facilities, credit cards and installment loans. Corporate services include cash management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedging programs and financing operations including working capital loans, leasing and installment loans. Such services are conducted primarily in Brazilian markets but also include, to a lesser extent, cross-border services.

Bradesco has over the years acquired a number of Brazilian financial institutions in order to expand its business and customer base. The effects of acquisitions made in 2000, 2001 and through 2002, either individually or on a combined basis, were not significant to Bradesco.

We have prepared these financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles we apply in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”) including the rules and regulations of the National Monetary Council (or “CMN”) , Banco Central do Brasil (or "Central Bank") and the Insurance Superintendency (or “SUSEP”).

Shareholders' equity and net income included in these financial statements differ from those included in the statutory accounting records prepared in accordance with Brazilian GAAP as a result of adjustments made to reflect the requirements of U.S. GAAP. Appropriated reserves under Corporate Law available for distribution, net of treasury shares, were R$3,868 and R$4,830 at December 31, 2001 and 2002, respectively.

The consolidated financial statements include the accounts of Banco Bradesco S.A. (parent company), its foreign branches and all direct or indirect majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

	Voting interest - %
	December 31,
Subsidiaries	2001	2002
Banco BCN S.A.- (Banking)	100.00	100.00
Bradesco Seguros S.A. (Insurance)	99.81	99.66
Bradesco Leasing S.A. Arrendamento Mercantil (Leasing)	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (Brokerage)	99.99	99.99
União de Comércio e Participações Ltda. (Holding company)	99.99	99.99
Bradesco Vida e Previdência S.A. (Life Insurance and Pension Plans)	99.80	99.65
Banco de Crédito Real de Minas Gerais S.A.- (“Credireal”) (Banking)	99.99	99.99
Banco Baneb S.A. (Banking)	99.97	99.99
Bradesco Capitalização S.A. (Certificated Savings plans)	99.80	99.65
Banco Bradesco Argentina S.A. (Banking)	99.99	99.99
Banco Boavista Interatlântico S.A. (Banking)	100.00	100.00
BCN Leasing - Arrendamento Mercantil S.A. (Leasing)	99.94	99.94
Banco Finasa S.A. (Banking)(1)	100.00	100.00
Banco Mercantil de São Paulo S.A. (Banking)	-	99.03

(1) In 2002, Continental Banco S.A.’s name was changed to Banco Finasa S.A.

(b) New Acquisitions

On January 24, 2002 89.52% of the voting capital and 87.53% of the non-voting capital of Banco do Estado do Amazonas S.A. – (“BEA”) were acquired for R$ 183.

On March 25, 2002 90.11% of the voting capital and 74.23% of the non-voting capital of Banco Mercantil de São Paulo S.A. - (“Mercantil”) were acquired, through an initial payment of R$796, and issuance of subordinated debt of R$528. Subsequently, on September 30, 2002, a further 8.92% of voting capital was purchased at the São Paulo Stock Exchange for R$62.

On June 7, 2002 the entire share capital of Banco Cidade S.A. - (“Cidade”) was acquired through an initial payment of R$344, and issuance of subordinated debt of R$41.

In 2002, we acquired the share control of Deutsche Bank Investimentos – DTVM S.A. – (“Deutsche”), Scopus Tecnologia S.A. – (“Scopus”), Banco Luxembourg S.A. – (“Luxembourg”) and Ford Leasing S.A. – Arrendamento Mercantil – (“Ford Leasing”), for the total consideration of R$162.

We present below the balance sheet of the acquisitions:

	Mercantil	Cidade	BEA	Other(1)	Total
Cash and cash equivalents	928	548	248	93	1,817
Loans	3,717	559	191	-	4,467
Securities	637	106	115	19	877
Intangible assets	906	197	60	33	1,196
Other assets	2,074	232	89	82	2,477
Deposits	(4,225)	(727)	(278)	-	(5,230)
Borrowings	(1,456)	(475)	(11)	-	(1,942)
Other liabilities	(1,195)	(55)	(231)	(65)	(1,546)

Total consideration and fair value of net assets
acquired	1,386	385	183	162	2,116

(1) Related to the acquisition of Deutsche, Scopus, Luxembourg and Ford Leasing.

The total consideration given for acquisitions in 2002 was R$ 2,116, and is comprised as follows:

Payment in currency	1,477
Subordinated debt notes	639

Total cost of acquisitions	2,116

These acquisitions were accounted for under the purchase method of accounting and were thus consolidated as of the date of acquisition.

In conjunction with these acquisitions, intangible assets of R$ 1,196 were recorded and are related principally to client deposit portfolio, being amortized over the respective estimated useful lives on the straight-line method over a period of 5 to 10 years. For further details please see Notes 2(n) and 11.

As a result of those acquisitions, we have not assumed any contingent payments, options, or commitments.

2 Significant accounting policies

In preparing our consolidated financial statements, we use estimates and assumptions to account for certain assets, liabilities, revenues, expenses and other transactions in accordance with U.S. GAAP. The consolidated financial statements include various estimates and assumptions, including the adequacy of the allowance for loan losses, estimates of the fair value of certain financial instruments, the amount of valuation allowances on deferred tax assets, the assumptions used for calculation of insurance reserves and pension plans and the selection of useful lives of certain assets. Therefore, actual results in future periods could differ from those estimates.

(a) Constant currency remeasurement

Until 1995, the Brazilian Securities Commission (CVM) required publicly traded companies to prepare and publish, in addition to financial statements prepared in conformity with the Brazilian GAAP, financial statements expressed in constant purchasing power. This requirement was eliminated in connection with the cessation of indexation of financial statements for Brazilian statutory and tax purposes as from January 1, 1996.

Until December 31, 1997, Brazil was considered for U.S. GAAP purposes to be a highly inflationary environment and accordingly all balances and transactions prior to that date were remeasured at December 31, 1997 price levels. The index selected for this remeasurement was the General Price Index - Internal Availability (IGP-DI), which we consider to be the most appropriate index due to its independent source, long history of publication and its mix of wholesale, consumer and construction prices.

As from January 1, 1998 we determined that Brazil was no longer a highly inflationary environment since at that date the cumulative rate of inflation over the most recent three-year period had fallen below 100% without any indication of a return to the high rates prevailing prior to June 30, 1994. Accordingly, balances and transactions as from January 1, 1998 are expressed in nominal reais, as required by U.S. GAAP and the guidelines of the U.S. Securities and Exchange Commission - SEC.

(b) Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks and federal funds sold and securities purchased under agreements to resell, all of which generally have original maturities of 90 days or less.

	December 31,
	2001	2002
Cash and due from banks	1,715	2,725
Interest-bearing deposits in other banks	1,440	2,379
Federal funds sold and securities purchased under agreements to resell	10,421	12,302

Total	13,576	17,406

(c) Presentation of interest earning assets and interest bearing liabilities.

Interest earning assets and interest bearing liabilities are presented in the consolidated balance sheet at the principal amount outstanding plus accrued interest and monetary correction adjustments. Such presentation is required since accrued interest and monetary correction adjustments are added to the outstanding principal each period for substantially all Brazilian real-based assets and liabilities.

The total interest and monetary variation accrued on the outstanding principal of assets was R$2,456 and R$3,897 at December 31, 2001 and 2002, respectively. Total interest and monetary correction accrued on outstanding principal of liabilities was R$1,228 and R$2,059 at December 31, 2001 and 2002, respectively.

(d) Federal funds and securities purchased under agreements to resell and securities pledged under repurchase agreements

Federal funds and securities purchased under agreements to resell are treated as collateralized financial transactions and are recorded at the amounts at which the federal funds and securities were acquired or sold plus accrued interest. This classification also includes securities pledged under repurchase agreements mainly comprising Brazilian federal government securities. These securities present insignificant risk of changes in interest rates and may be subject to repledge agreements by the relevant counterparties.

(e) Trading securities, including derivatives

Instruments utilized in trading activities include securities stated at fair value in accordance with Statement of Financial Accounting Standards - SFAS 115, "Accounting for Investments in Debt and Equity Securities." Fair value is generally based on quoted market prices. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models or quoted pricing models or quoted prices for instruments with similar characteristics. Realized and unrealized gains and losses are recognized as trading income.

Derivatives entered into for trading purposes with our customers or which do not qualify as hedges (primarily derivatives used to manage our overall exposure to changes in interest rates and foreign currencies) are carried at fair value with realized and unrealized gains (losses) recognized in trading income (Non-interest income). All our derivatives were accounted for under Trading Derivatives, as disclosed in note 22.

(f) Derivatives other than trading

We adopted SFAS 133, “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137 and 138 from January 1, 2001 on. SFAS 133 requires all derivative instruments to be recognized as assets or liabilities in the balance sheet and measured at fair value, disregarding purpose or intention to hold them. Changes in the fair values of an instrument are recognized in income or equity, depending on its designation and qualification as a fair value, cash flow or foreign currency hedge. In order to qualify as a hedge, the derivative must be: (i) designated as hedge of a specific financial asset or liability at the inception of the contract, (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes in its fair value in relation to the fair value of the item to be hedged both at inception and over the life of the contract. Before the adoption os SFAS 133, all our derivate instruments were classified as trading securities and were maintained at their fair value with their changes in fair value recognized in income. Subsequent to the adoption of SFAS 133, no additional impact on income was recognized since we held all derivative instruments as trading securities with no derivative instruments designated or qualified as hedges.

(g) Available-for-sale

Debt securities are classified based on management's intention at the date of purchase. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading assets and are stated at fair value. Securities are classified as available-for-sale when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions, being carried at fair value with net unrealized gains and losses included in shareholders' equity on an after-tax basis.

Marketable equity securities, which are included as available-for-sale, are carried at fair value with net unrealized gains and losses included in shareholders' equity on an after-tax basis, until realization at which time the net realized gains (losses) are included in non-interest income (expenses).

(h) Held to maturity securities

The securities for which there exists intention and financial capacity for maintenance in portfolio through to maturity are classified as securities held to maturity securities and recorded at purchase cost, plus interest at the contractual rates.

(i) Loans and leases

Loans and leases are stated at principal plus accrued interest receivable and indexation adjustments. Interest income is recorded on an accrual basis and is added to the principal amount of the loan in each period. The accrual of interest is generally discontinued on all loans that are not considered collectible as to principal or interest and for all loans 60 days or more overdue. Interest collections on such loans are recorded as reductions of the principal balance when collectibility is uncertain, otherwise income is recognized on a cash basis.

We provide equipment financing to our customers through a variety of lease arrangements. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property, less unearned income.

(j) Allowance for loan losses and non-performing loans

The allowance for loan losses is the amount that has been provided for probable losses in the loan portfolio. The allowance is increased by provisions for loan losses and recoveries of loans previously charged-off and is reduced by charged-off loans deemed uncollectible. Our evaluation of the adequacy of the allowance is based on regular reviews of individual loans, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral and other factors directly influencing the potential collectibility of loans.

Loans are considered subject to impairment when in our judgement all amounts due, including accrued interest, are no longer considered collectible in accordance with SFAS 114, "Accounting for Impairment of a Loan by a Creditor," as amended by SFAS 118. We consider all loans 60 days or more overdue to be nonperforming and subject to review for impairment. We then measure impaired loans based on (i) the discounted cash flow value of the loan at the loan's stated rate; (ii) the observable market rate of the loan; or (iii) the realizable value of the underlying collateral for collateral-dependent loans. A valuation allowance is established through the allowance for loan losses for the difference between the carrying value of the impaired loan and its value determined as described above. Loans are charged-off against the allowance when the loan is not collected or is considered permanently impaired. Prior to March 31, 2000 such charge-offs normally occurred if no payment was received within 240 days of the due date (180 days after becoming nonperforming), although earlier charge-offs may be made if we believe this to be appropriate. After March 31, 2000, pursuant to changes in Brazilian banking practice, charge-off normally occurs if no payment is received within 360 days (see note 8). This modification has no effect on income, stockholders´ equity or the balance of net loans. The allowance is adjusted in future periods for changes in the determined value. Interest collections on impaired loans are recorded as reductions of the principal balance when collectibility is uncertain; otherwise income is recognized on a cash basis.

(k) Equity investees and other investments

Equity investees and other investments, where we own between 20% and 50% of voting capital, are accounted for using the equity method of accounting. Under this method our share of results of the investee, as reported under U.S. GAAP, is recognized in the statements of income as "Equity in earnings (losses) of unconsolidated companies," and dividends are credited when declared to the "Equity investees and other investments" balance sheet account (note 9).

Interests in companies of less than 20% with no readily determinable market value are recorded at cost (unless we have the ability to exercise significant influence over the operations of the investee, in which case we use the equity method) and dividends are recognized in income when received.

(l) Premises and equipment, net

Premises and equipment are recorded at cost (plus price-level restatements through December 31, 1997). Depreciation is computed on the straight-line method at the following annual rates: premises - 4%; data processing equipment - 20% to 50%; and other assets - 10% to 20%.

Development and acquisition costs, included within premises and equipment, net relate to costs of internal use software capitalized, in accordance with Statement of Position 98-1 “Accounting for the computer software developed or obtained for internal use.”

In August 2001, the FASB released SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets, ” which supersedes SFAS 121, “Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of. ” SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows.

Fixed assets, mainly comprising certain bank branches, which were sold and subsequently rented by us for the purposes of continuing our operations, were recorded pursuant to SFAS 13 and SFAS 98, “Accounting for leasing ” and SFAS 28 “Accounting for sales subject to rental contracts.”

For transactions classified as operating leases, relating to property sold for cash, only the portion corresponding to: (i) the positive difference between the income determined at the time of the sale and the present value of the future rent to be paid, is recognized immediately in income for the period, whereas (ii) the remaining portion is deferred over the corresponding rental contract terms, and (iii) exclusively in cases of loss, the amounts are recognized immediately. In cases where the sale is financed, income will be determined only as from the final maturity of the corresponding financing (see Note 10) and subsequently recorded in accordance with the premises presented above.

The income determined on cash sales not subject to rental contracts was recognized immediately in income for the year as “Other non-financial revenues.”

(m) Foreclosed assets

Assets are classified as foreclosed assets and are included in other assets upon actual foreclosure or when physical possession of the collateral is taken, through agreement on court action.

Foreclosed properties are carried at the lower of the recorded amount of the loan or lease for which the property previously served as collateral, or the fair value of the property less estimated costs to sell. Prior to foreclosure, any write-downs, if necessary, are charged to the allowance for loan losses.

Subsequent to foreclosure, gains or losses on the sale of and losses on the periodic revaluation of foreclosed properties are recorded in income. Net costs of maintaining and operating foreclosed properties are expensed as incurred.

We are required by the Brazilian Central Bank to dispose of such assets within one year of foreclosure.

(n) Goodwill and other intangible assets

SFAS 141, “Business Combinations,” requires accounting for business combinations determining whether an acquired intangible asset should be recognized separately from goodwill, as well as additional disclosures to the primary reason for a business combination and the allocation of the purchase price by a major balance sheet caption.

The provisions of SFAS 141 were applied to business combinations initiated after January 1, 2002 and to all business combinations accounted for using the purchase method for which the date of the acquisition is July 1, 2001 and later.

On January 1, 2002, we adopted SFAS 142, “Goodwill and Other Intangible Assets.” Under the new standard, goodwill, including that acquired before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of fair value. The fair value of each reporting unit was estimated using the market value. Reporting units were identified within the Company, which may be reportable segments under SFAS 131 or operating units one level below those segments. A transitional goodwill impairment test is required to be completed within six months of adopting the standard.

Finite-lived intangible assets are amortized according to their estimated useful lives and periodically reviewed by management to assess recoverability with a charge to income being recognized if carrying amount exceeds fair values.

Finite-lived intangible assets are generally amortized on a straight-line basis over the estimated period benefited. The client deposit portfolio intangible asset is recorded and amortized over a period not in excess of ten years. We review our intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case an impairment charge is recognized immediately.

Until December 31, 2001, the assets and liabilities of companies acquired in purchase transactions were recorded at fair value at the date of acquisition. Identifiable intangibles were amortized on a straight-line basis over the period of benefited not in excess of ten years. The recoverability was evaluated if events or circumstances indicate a possible impairment. Such evaluation was based on market value evaluation.

In 2002, the Company adopted SFAS 147, “Acquisitions of Certain Financial Institutions.” The new pronouncement requires that business combinations involving depositary financial institutions within its scope, except for combinations between mutual institutions, be accounted for under SFAS 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS 147, such excess is accounted for as goodwill. The impact of adopting SFAS 147 did not materially affect the consolidated financial statements.

(o) Income taxes

We account for income taxes in accordance with SFAS 109, “Accounting for income taxes.” SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for temporary differences between the amounts included in the financial statements and tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax law and rates are reflected in the period in which are enacted. If, after considering future tax consequences, we believe that the carrying value of any deferred tax asset is “more likely than not” unrealizable, then we establish a valuation allowance equal to that amount.

(p) Asset management and commission fees

We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are recognized when the service is performed (investment and commercial banking) or over the life of the contract (investment management and credit card).

(q) Foreign currency translation

For the majority of our foreign operations, the functional currency is the Brazilian real, in which case the assets and liabilities are translated, for consolidation purposes, at current exchange rates from the local currency to the Brazilian real and the results of operations are translated at the average rate for the period. Losses and gains arising from the translation process are included in current income.

(r) Employee benefits

We are required to make employer contributions to the National Institute of Social Security, a Brazilian Government Agency that manages pension, retirement and other plans, which are expensed as incurred. Such contributions totaled R$396 in 2000, R$455 in 2001 and R$ 522 in 2002, respectively.

In addition, we make contributions to defined-benefit plans for our employees. We account for these plans in accordance with SFAS 87 "Employers' Accounting for Pensions," as disclosed in note 26.

(s) Earnings per share

In accordance with normal Brazilian practice, we have presented earnings per share per one thousand shares because Bradesco's shares are traded in lots of one thousand shares on the Brazilian stock exchanges.

Earnings per share are presented based on the two classes of shares issued. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred stockholders are entitled to dividends per share 10% higher than common shareholders (see note 17). Earnings per share are computed based on the distributed dividends or interest on shareholders’ capital and undistributed earnings of Bradesco after giving effect to the 10% preference, without regard to whether the earnings will ultimately be fully distributed. Earnings per share amounts have been determined as though all earnings will be distributed. Weighted average shares are computed based on the periods for which the shares are outstanding and retroactively reflect the stock split made in 2000.

(t) Insurance premiums, reserves for insurance claims, private retirement plan benefits and pension investment contracts

Our insurance contracts are considered short-duration insurance contracts. Premiums from short-duration insurance contracts for life are recognized when due and for property and casualty, are recognized over the related contract period. Insurance premiums are included as “Non-interest income – Insurance, private retirement plans and pension investment contracts.”

Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amount of claims incurred but not yet reported, and other factors relevant to the level of reserves required. Reserves are adjusted regularly based upon experience with the effects of changes in such estimated reserves included in the results of operations in the period in which the estimated reserves were changed and include estimated reserves for reported and unreported claims incurred.

Reserves for private retirement plan benefits are established based on actuarial calculations.

Certain products offered by us, such as pension investment contracts and funds where the investment risk is for the account of policyholders, are considered investment contracts in accordance with the requirements of SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and For Realized Gains and Losses from Sale of Investments.” During the accumulation phase of the pension investment contracts and funds where the investment risk is for the account of policyholders, in which the policyholders have agreed to the insurance terms of the plan, the contracts are treated as an investment contract. During the annuity phase the contract is treated as an insurance contract with mortality risk. Funds related to pension investment contracts and funds where the investment risk is for the account of policyholders are equal to the account value. Account values are not actuarially determined. Rather, account values are increased by the deposits received and interest credited (based on contract provisions) and are reduced by withdrawals and administrative expenses charged to the policyholders. The interest credited is included in changes in “Net interest expense – Insurance, private retirement plans and pension investment contracts.”

(u) Deferred acquisition costs

The costs that vary with and are related to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits.

Such costs include mainly commissions, cost of policy insurance and variable field office expenses and are amortized over the expected life of the contracts in proportion to the premium income. Deferred acquisition costs are subject to recoverability testing at the end of each accounting period and, if not recoverable, are charged to expense.

(v) Compensated absences

The liability for future compensation for employee vacations is accrued and expensed as earned by the employees.

(w) Interest on shareholders' capital

As from January 1, 1996, Brazilian corporations are permitted to attribute a tax-deductible interest charge on shareholders' equity. For U.S. GAAP purposes, the notional interest charge is treated as though it was a dividend and is accordingly shown as a direct reduction of retained earnings in these financial statements. The related tax benefit is recorded in the income statement.

(x) Credit card fees

Credit card fees, periodically charged to cardholders, are deferred and recognized on a straight-line basis over the period that the fee entitles the cardholder to use the card.

(y) Future accounting pronouncements

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operations of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and, subsequently allocated to expense over the asset’s useful life. We adopted SFAS 143 on January 1, 2003. We believe that the adoption of this statement will not materially affect our financial position or results of operations.

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This standard is effective for exit or disposal activities initiated after December 31, 2002 and generally requires costs associated with exit or disposal activities (including costs related to involuntary terminations and contract termination costs) to be recognized when they are incurred, rather than at the date of a commitment to an exit or disposal plan. Specifically, costs associated with involuntary terminations are to be accrued on the date the employees are notified, assuming the period of time between the notification date and termination date is the lesser of 60 days or the legally required notification period. Otherwise, these costs are to be recognized evenly over the period from notification to termination. Contract termination costs are to be recognized when the contract is legally terminated or when the economic benefits of the contract are no longer being realized.

In November 2002, the FASB issued Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” The Interpretation, which clarifies previously issued accounting guidance and disclosure requirements for guarantees, expands the disclosures to be made by a guarantor in its financial statements about our obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee.

In general, the Interpretation applies to the contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on specified changes in an underlying variable that is related to an asset, liability, or equity security of the guaranteed party. Guarantee contracts excluded from both the disclosure and recognition requirements of the Interpretation include, among others, guarantees relating to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, commitments to extend credit, subordinated interests in a Special Purpose Entity (“SPE”), and guarantees of a company’s own future performance. Other guarantees subject to the disclosure requirements of the Interpretation, but not to the recognition provisions, include, among others, a guarantee accounted for as a derivative instrument under SFAS 133, a parents guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance but not price.

The disclosure requirements of the Interpretation are effective for us as of December 31, 2002 and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that we could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of the Interpretation are to be applied prospectively to guarantees issued or modified after December 31, 2002. Significant guarantees that have been provided by us are disclosed in note 22.

3  Brazilian Central Bank compulsory deposits

In common with other Brazilian financial institutions, we are required to maintain deposit funds with the Central Bank or to purchase and hold Brazilian federal government securities, in the form of compulsory deposits.

Mandatory deposits made are as follows:

	December 31,

	2001	2002

Non-interest earning (1)	3,503	3,956
Interest-earning (2)	4,729	12,101

Total	8,232	16,057

(1)	Mainly relating to demand deposits.
(2)	Mainly relating to saving and time deposits.

4  Trading securities

	Fair value

	December 31,		Average balance

	2001	2002	2001	2002

Brazilian government securities	6,284	6,920	5,109	4,443
Mutual funds	16,542	15,415	13,450	14,548
Other	-	166	-	90

Total securities portfolio	22,826	22,501	18,559	19,081
Derivative financial instruments	1,508	282	1,226	456

Total trading account assets	24,334	22,783	19,785	19,537

Net unrealized gains included in trading assets at December 31, 2001 and 2002, were R$566 and R$ 208, respectively.

The net change in the unrealized gain (loss) on trading securities held in the periods to December 31, 2000, 2001 and 2002, included in non-interest income, were R$197, R$(24) and R$(358), respectively.

Trading securities presented above include securities pledged as collateral that amounted to R$723 and R$1,464 at December 31, 2001 and 2002, respectively.

Derivative positions presented in the table above represent the fair values of interest rate, foreign exchange, equity and commodity-related products including financial forward settlement and option contracts and swap agreements associated with Bradesco’s financial derivative instruments trading activities.

In 2002, we reclassified securities at fair value of R$ 4,375 from trading securities to held to maturity securities. The reclassified amount represents the new acquisition cost in this category.

5  Available-for-sale securities, at fair value

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value

December 31, 2001
Brazilian government securities	236	-	24	212
Brazilian sovereign bonds	606	47	20	633
State and municipal securities	46	-	-	46
Corporate debt securities	415	15	22	408
Bank debt securities	2,122	1	2	2,121
Marketable equity securities	1,768	498	148	2,118

Total	5,193	561	216	5,538

December 31, 2002
Brazilian government securities	1,236	2	16	1,222
Brazilian sovereign bonds	143	-	-	143
Corporate debt securities	858	-	9	849
Bank debt securities	138	-	13	125
Marketable equity securities	2,003	497	73	2,427

Total	4,378	499	111	4,766

At December 31, 2001 and 2002, there were no securities of a single issuer, or group of related companies, the fair value of which exceeded 10% of shareholders’ equity.

Realized gains and losses on securities are primarily calculated based on the average cost method. The components of gains and losses realized on available-for-sale securities were as follows:

	Year ended December 31,

	2000	2001	2002

Gross gains	2,044 (1)	792	601
Gross losses	(458)	(420)	(639)

Net gain	1,586	372	(38)

(1)	Includes R$ 1,004 on the sale to Bradespar S.A. (see note 27).

The amortized cost and fair value of available-for-sale securities, by maturity, were as follows:

	December 31,

	2001		2002

	Amortized cost	Fair value	Amortized cost	Fair value

Due in one year or less	2,440	2,437	204	204
Due after one year through five years	316	312	1,021	997
Due after five years through ten years	216	215	758	744
Due after ten years	453	456	392	394
No stated maturity (marketable equity securities)	1,768	2,118	2,003	2,427

Total	5,193	5,538	4,378	4,766

In 2002 and 2001, we recorded R$ 472 and R$229 as other than temporary losses, respectively.

In 2002, an amount of R$60 in securities available for sale was reclassified to held to maturity securities and now comprises additional cost of acquisition in this category. Unrealized gains and losses at the date of the transfer will be amortized up to the maturity of the reclassified securities.

6  Held to maturity securities

The amortized cost and fair value of held to maturity securities, were as follows:

	December 31, 2002

	Amortized Cost	Fair value

Brazilian government securities	2,929	2,974
Brazilian sovereign bonds	1,072	747

Total	4,001	3,721

The amortized cost and market value of held to maturity securities, by maturity, were as follows:

	December 31, 2002

	Amortized Cost	Fair value

Due after one year through five years	471	419
Due after five years through ten years	1,152	872
Due after ten years	2,378	2,430

Total	4,001	3,721

The held to maturity securities presented above include securities used as collateral which totaled R$372 at December 31, 2002, with a market value of R$328 and average maturity from 5 to 10 years.

The held to maturity securities include: (i) investments in purchase and sale commitments which total R$112 at December 31, 2002, with a market value of R$104, comprising mainly federal government securities, with maturities from 5 to 10 years; and (ii) restricted securities — Brazilian Central Bank totaled R$928 at December 31, 2002, with a market value of R$810, comprising mainly federal government securities maturing from between 1 to 5 years.

7  Loans

	December 31,

	2001	2002

Commercial:
Industrial and others	18,142	20,157
Import financing	1,475	1,291
Export financing	5,160	7,863
Leasing	1,667	1,506
Construction	543	427
Individuals:
Overdraft	1,199	1,033
Real estate	1,246	1,200
Financing (1)	6,985	8,269
Credit card	973	1,164
Rural credit	2,959	3,922
Foreign currency loans	2,388	3,151
Non-performing loans	2,257	2,341

Total loans	44,994	52,324

(1) Consisting primarily of automobile financing and direct consumer financing.

Non-performing loans are classified as follows:

	December 31, 2002

	2001		2002

	Non- performing loans	Allowance for non- performing loans	Non- performing loans	Allowance for non- performing loans

Commercial	732	466	936	658
Construction	49	32	45	37
Leasing	53	34	67	45
Individuals	1,359	884	1,251	940
Rural credit	46	34	31	26
Foreign currency	18	12	11	8

Total	2,257	1,462	2,341	1,714

The impact on interest income from non-performing loans was not significant for any of the periods presented. We do not have any material commitments to advance additional funds to these borrowers.

	Year ended December 31,

	2001	2002

Average balance of non-performing loans	2,193	2,282

No interest income was recognized during the period in which the above loans were deemed to be impaired.

8  Allowance for loan losses

	Year ended December 31,

	2000	2001	2002

At beginning of year	1,783	2,345	2,941
Provision for loan losses	1,244	1,763	2,543
Loan charge-offs	(899)	(1,414)	(2,320)
Loan recoveries	217	247	291

Net charge-offs	(682)	(1,167)	(2,029)

At end of year	2,345	2,941	3,455

As mentioned in note 2(j), since March 2000, loan charge-offs normally has been made 360 days after the due date rather than 240 days. This change resulted in a reduction of R$403 in charge-offs for the year ended December 31, 2000.

9  Equity investees and other investments

	Ownership - %		Year ended December 31,
	December 31, 2002		2000	2001		2002
			Equity in		Equity in				Equity in
			earnings		earnings	Shareholders'	Net income		earnings
Company	Total	Voting	(losses)	Investment	(losses)	Equity(1)	(losses)(1)	Investment	(losses)
AIRCOM- Serviços de
Radiocomunicação S.A	33.33%	33.33%	(3)	-	-	-	-	-	-
American Bank Note Company
Gráfica e Serviços Ltda.	22.50	22.50	1	16	-	71	-	16	-
BES Investimentos do Brasil S.A.	20.00	20.00	-	28	1	75	-	15	-
BES Securities do Brasil S.A.(2)	-	-	-	-	-	-	-	-	3
BUS Serviços de Telecomunicações S.A. (3)	-	-	-	54	13	-	-	-	10
Cia. Bras. de Meios de
Pagamento - VISANET	38.97	38.97	45	74	37	136	131	53	51
CPM Holding Ltd.(4)	49.00	49.00	(10)	68	7	69	(59)	34	(29)
Gibraltar Corretora de Seguros Ltda.	48.99	48.99	-	2	(5)	-	(4)	-	(2)
Latas de Alumínio S.A. - LATASA	39.12	39.12	24	159	56	593	304	232	119
M.D.S. Telecomunicações Ltda.	-	-	(2)	-	-	-	-	-	-
São Paulo Alpargatas S.A.	12.24	22.67	2	53	3	482	49	59	6
Sete Quedas Empreendimentos Imobiliários
e Participações Ltda.	35.71	35.71	-	21	-	64	-	23	-
U.G.B. Participações Ltda.	40.00%	40.00%	53	3	(3)	-	(20)	-	(8)
V.B.C. Energia S.A.	-	-	35	-	-	-	-	-	-

Total investments accounted for using the
equity method of accounting			145	478	109			432	150

Other investments recorded at cost			-	43	-			118	-

Total			145	521	109			550	150

(1) Amount derived from the financial statements in accordance with Brazilian GAAP adjusted to U.S. GAAP, when applicable. There are no material restrictions upon the ability of such companies to remit funds to Bradesco. Additionally, there are no significant differences between our investment and our proportionate share of the investee’s equity;

(2) In 2002, BES Securities do Brasil S.A. was merged into capital by BES Investimentos do Brasil S.A.

(3) In December 2000, we entered into a telecommunications joint venture agreement with Unibanco — União de Bancos Brasileiros S.A. (“Unibanco”), a private Brazilian bank, and Portugal Telecom S.A. (“PT”) and two of its affiliates. Pursuant to the joint venture agreement, in December 2000, we and Unibanco transferred our respective corporate telecommunications infrastructures to BUS — Serviços de Telecomunicações S.A. (“BUS”), by means of a capital contribution, and then contributed our holdings in BUS to a holding company which we call “BUS Holding.” BUS holds an authorization granted by the National Agency of Brazilian Telecommunications (ANATEL) to provide specialized circuit and network services. Accordingly, Unibanco and we were the sole shareholders of BUS Holding. The book value of our transferred assets was R$ 18, and we recorded an equity investment for the same amount, as at December 31, 2000. Under the joint venture agreement, Unibanco and we agreed to have BUS Holding transfer its shares of BUS to a PT subsidiary once the transfer had received the necessary regulatory approvals. The parties also agreed that BUS would provide Unibanco and us with telecommunications services under service agreements for five years. In consideration for the right to acquire the shares of BUS and the direct and indirect benefits of the service agreements, PT, through a subsidiary, paid BUS Holdings R$ 335 related to our share of the consideration. BUS Holdings deposited the R$ 308 with us which was recorded as an outstanding customer deposit as at December 31, 2000. As the transfer has not received the necessary regulatory approvals at closing, the deposit was made in an escrow account on behalf of PT. The transaction was not reflected in our December 31, 2000 financial statements, as the sale was still subject to regulatory approval at December 31, 2000. In December 2000 we also bought shares in PT for their own account for a total of R$ 50. In February 2001, PT’s subsidiary paid to BUS Holdings R$ 45 as a capital subscription. In June 2001, under the terms of an amendment to the joint venture agreement, we and Unibanco caused BUS Holding to transfer 19.9% of the common (voting) shares and 100% of the preferred (non-voting) shares of BUS to a subsidiary of Portugal Telecom. BUS became the operator of Unibanco and ours respective corporate telecommunications networks as of July 1, 2001. The transfer of the remaining 80.1% common shares of BUS is subject to regulatory approval by ANATEL. Under the terms of the joint venture, if ANATEL did not approve the acquisition, Portugal Telecom could appoint a third party to acquire control of BUS. In 2002, the deposit of R$308 was released by BUS Holding since the transaction is considered final and irrevocable and the services began to be provided by BUS in 2001. In October 2002, BUS Holding was wound up.

(4)CPM Holding Ltd. was formed to receive Bradesco's interest in CPM - Comunicacao Processamento e Mecanismos de Automacao Ltda. (See note 27).

Dividends, including interest on shareholders’ capital, received from the investments below were as follows:

	Year ended December 31,

Company	2000	2001	2002
Companhia Brasileira de Meios de Pagamento - Visanet	16	15	65
Latas de Alumínio S.A. - Latasa	-	2	16
São Paulo Alpargatas S.A.	1	-	-
U.G.B. Participações Ltda.	57	-	-
Total	74	17	81

Except for Latas de Alumínio S.A. — Latasa the above investments are not regularly traded on any stock exchange. The fair value, based on the market value published, of our investment in Latas de Alumínio S.A. — Latasa at December 31, 2001 and 2002 was R$240 and R$ 445, respectively.

10 Premises and equipment, net

	December 31,
	2001	2002
Land	683	714
Buildings	1,479	1,486
Furniture and equipment	1,376	1,541
Leasehold improvements	254	278
Data processing equipment	1,226	1,331
Vehicles	13	14
Others	119	54
Leased equipment	699	890
Development and acquisition costs of software	198	325
Less: accumulated depreciation and amortization	(3,320)	(3,640)
Total	2,727	2,993

Depreciation expense was R$452, R$463 and R$459 for the years ended December 31, 2000, 2001 and 2002, respectively.

We have entered into leasing agreements, principally related to data processing equipment, which are accounted for as capital leases. Under this accounting method both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy of owned assets.

In 2002, as part of the asset disposal process, certain bank branches were sold through public auctions. These comprised cash transactions or installment sales financed by the Bank.

At the same time, the mentioned branches were leased to us for the purpose of continuing our business operations and classified substantially as “operating leases.” Only the financed sales were maintained as fixed assets, considering the possibility of repossession in the event of default by the purchaser.

Future liabilities for the payment of leases related to financings for the following five years are as follows:

For the year ending December 31,	Lease expense
2003	10
2004	10
2005	9
2006	6
2007	4

Total	39

11  Intangible Assets – Client Deposit Portfolio

The net carrying amount of finite-lived intangible assets related to client deposit portfolio and subject to amortization was R$812 and R$1,778 at December 31, 2001 and 2002, respectively.

The changes in the net carrying amount of finite-lived intangible assets for the year ended December 31, 2002, are as follows:

	Segments

		Insurance, pension
		plans and certificated
	Banking	savings plans	Total

Balance as of January 1, 2002	784	28	812
Acquired during the year (see detail below)	1,196	-	1,196
Amortized during the year	(226)	(4)	(230)

Balance as of December 31, 2002	1,754	24	1,778

The finite-lived intangible assets subject to amortization acquired during the year are as follow (see note 1b):

Segment

Banking

Mercantil	906
Cidade	197
BEA	60
Other(1)	33

Total	1,196

(1)     Represented by Deutsche, Scopus, Luxembourg and Ford Leasing.

The following table presents the gross carrying value and accumulated amortization for finite-lived intangible assets subject to amortization as follows:

	December 31, 2001		December 31, 2002
	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Value	Amortization	Value	Amortization
Client deposit portfolio	1,051	268	2,247	469

The aggregate amortization expense was R$64, R$115 and R$201 for 2000, 2001, and 2002, respectively.

Estimated amortization expense for the next five years is as follows:

Amortization
For the year ended December 31,	Expense

2003	244
2004	244
2005	244
2006	240
2007	218

Total	1,190

In addition, during 2002 the residual negative goodwill balance of R$29 was amortized (R$27, net of tax effect). The aggregate amortization of negative goodwill, net of tax effect, written-off in 2000 and 2001 was R$7 and R$7, respectively. Therefore, the income before minority interest would have been R$1,810 and R$2,281 for the years ended December 31, 2000 and 2001, respectively. These adjustments do not generate significant impact in the earnings per share information for the same periods.

12 Other assets

	December 31,

	2001	2002

Deferred tax assets, net (note 16)	2,271	3,576
Taxes due for offset	1,779	2,050
Foreclosed assets, net	192	257
Insurance premiums receivable	994	908
Restricted escrow deposits for taxation and labor matters	1,055	1,110
Prepaid expenses	164	290
Postal Service prepayment (1)	200	164
Deferred policy acquisition costs	189	201
National property system	217	386
Pension plan prepaid assets	43	28
Other	1,341	1,330

Total	8,445	10,300

(1)  In September 2001, the Bank entered into an agreement with Correios (Postal Service). As a result of this agreement and in remuneration of the services to be provided by its post-office branch network, an amount of some R$200 was paid to Correios and will be amortized over the duration of the contract. In addition, the agreement establishes that Correios will be paid a percentage of the bank charges received from the customers who opt to use the service outlets which will be installed pursuant to this agreement.

13 Short-term borrowings

	December 31,

	2001	2002

Import and export financings	5,106	7,741
Commercial paper	3,211	1,884
Other	3	14

Total	8,320	9,639

Import and export financings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency.

At December 31, 2002 interest rates applicable to short-term borrowings were between 1.66% and 9.63% for import and export financings, and 2.45% and 7.63% per annum for commercial paper. Average borrowing rates in 2001 and 2002 were 5.23% and 5.34%, respectively.

14 Long-term debt

	December 31,

	2001	2002

Local onlendings	5,831	7,000
Euronotes	3,260	2,077
Mortgage notes	767	369
Foreign currency loans	396	127
Obligations under capital leases	275	443
Subordinated notes	970	3,322
Debentures	-	51

Total	11,499	13,389

(a) Local onlendings

Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities that invest primarily in premises and equipment. Such amounts are due in monthly installments through 2021 and bear fixed interest between 1.50% and 18.14% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (federal government long-term interest rate determined on a quarterly basis, or “TJLP”) and Taxa Referencial de Juros (reference interest rate, or “TR”) respectively. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social — BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais — FINAME (National Industrial Finance Authority) in the form of credit lines.

(b)  Euronotes

			Carrying amounts at December 31,

Maturity/date	Currency	Range of coupons - %	2001	2002

2002	US$	1.45 - 10.25	2,964	-
2003	US$	3.02 - 12.75	269	1,353
2004	US$	6.71 - 11.75	22	578
2005	US$	8.13 - 11.00	5	146

Total			3,260	2,077

(c) Debentures

				Carrying amounts at December 31,

Maturity	Original term years	Currency	Interest and Premiums %	2001	2002

2003	1.4 - 2.3	R$	CDI + 0.9	-	44
2004	2.4 - 2.5	R$	CDI + 0.9	-	7

Total				-	51

(d)  Subordinated notes

				Carrying amounts at December 31,

Maturity	Original term years	Currency	Interest %	2001	2002(1)

2008	7	R$	CDI + 0.75	626	630
2011	10	US$	10.25	344	524
2012	10	R$	100% CDI - 102.5% CDI	-	1,688
2012	10	Ien	10.15	-	480

Total				970	3,322

(1) Including subordinated notes related to the acquisitions of Mercantil and Cidade. See note 1(b)

(e)  Mortgage notes

Mortgage notes are generally issued with maturities between one and two years and bear interest rates of TR plus interest between 9.00% and 21.00% p.a.

(f)  Foreign currency loans

			December 31,

Maturity	Currency	Rate - %	2001	2002

2002	US$	5.52 - 10.60	337	-
2003	US$	1.25 - 8.75	34	100
2005	US$	5.24	25	27

Total			396	127

(g) Long-term debt maturity

	December 31,

	2001	2002

Due within one year	5,566	4,381
From 1 to 2 years	1,694	2,209
From 2 to 3 years	902	1,343
From 3 to 4 years	681	785
From 4 to 5 years	521	493
Over 5 years	2,135	4,178

Total	11,499	13,389

15 Other liabilities

	December 31,
	2001	2002
Taxes on income	541	691
Insurance claims and pension plans reserves	7,304	8,428
Certificated savings plans	1,336	1,595
Pension investments contracts	5,212	9,131
Accrued employee pension benefit (note 26)	122	112
Interest on shareholders’ capital payable	558	648
Labor related liabilities	455	527
Taxes other than income	240	259
Foreign exchange portfolio, net	256	1,781
Collection of third-party taxes, social contributions and other	289	297
Derivative liability	1,133	480
Litigation (note 23b)	2,858	3,413
Others	3,167	4,464
Total	23,471	31,826

16 Income tax and social contribution

We and each of our subsidiaries file separate company tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The tax rates on income applicable to financial institutions in each period were as follows:

	Years ended December 31,
	2000	2001	2002

Federal income tax	25	25	25
Social contribution (1)	9	9	9
Composite rate	34	34	34

(1) The enacted rate is 8%. Provisional measures, which are issued by the president but are not considered enacted until approved by the Congress, establish rates of 12% for April 1999 to January 2000, 9% for February 2000 to December 2002. In September 2001, a constitutional amendment converted these provisional measures into enacted law. In December 2002, the rate of 9% was approved by the Congress becoming enacted.

The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,
	2000	2001	2002
Income before income tax and social contribution	2,234	2,838	2,288
Adjusted for: equity in earnings of unconsolidated companies	(145)	(109)	(150)
Adjusted tax basis	2,089	2,729	2,138
Tax expense at statutory rates	(710)	(928)	(727)
Non deductible expenses	(77)	(29)	(33)
Tax benefit on interest attributed to shareholders’ capital paid	241	273	322
Tax expense on interest attributed to shareholders’ capital received	(3)	(8)	(3)
Non-taxable exchange gains on foreign assets	33	78	205
Non-taxable income on sale of available-for-sale investments	69	-	-
Effect of changes on tax laws and deferred tax rates	21	-	70
Others	9	64	5
Income tax expense	(417)	(550)	(161)

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	December 31,
	2001	2002
Provisions not currently deductible, mainly allowance for loan losses	2,548	3,537
Tax loss carryforwards	319	435
Other temporary differences	134	374
Deferred tax assets	3,001	4,346
Effect of differences between indexes used for price-level restatement purposes for tax and U.S.
GAAP purposes, mainly relating to premises and equipment	136	87
Temporary non-taxable gains, mainly relating to leasing	294	460
Other temporary differences	300	223
Deferred tax liabilities	730	770
Net deferred tax asset, included in other assets (Note 12)	2,271	3,576

Net deferred income tax assets include Brazilian tax loss carryforwards, which have no expiration dates, available for offset against future taxable income. Carryforward losses are available for offset within any year up to 30% of annual income before tax, determined in accordance Corporate Law.

17 Shareholders' equity

(a) Capital and shareholders' rights

(i) Capital

At December 31, 2002, Bradesco's outstanding capital consists of 719,342,690,385 voting common shares and 708,537,611,452 non-voting preferred shares with no par value. Preferred shares carry no voting rights but have priority over common shareholders in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a minimum dividend per-share 10% greater than that distributed per-share to common shareholders. All shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves.

(ii) Treasury shares

Treasury shares are recorded at cost, which approximates market prices at the date of purchase. Treasury shares cancelled are recorded as a reduction of unappropriated retained earnings. Treasury shares are held for subsequent sale or cancellation.

(iii) Additional paid-in capital

Additional paid-in capital consists of premium on the initial issuance of shares less capitalization of such amounts.

(b) Appropriated retained earnings

Statutory reserve

Under the Corporate Law, Bradesco and its Brazilian subsidiaries are required to appropriate 5% of their annual local currency earnings, after absorbing accumulated losses, to a legal reserve, which is restricted as to distribution. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

(c) Unappropriated retained earnings

Any income remaining after the distribution of dividends on the statutory records of the Company and appropriations to statutory reserves is transferred to the reserve for future investments. Such reserve may be distributed in the form of dividends upon approval of the shareholders.

Accordingly, the difference as compared to retained earnings in the U.S. GAAP financial statements represents the effect of interperiod differences between U.S. GAAP and Brazilian GAAP, which will become distributable only when recognized under Corporate Law.

(d) Dividends (including interest on shareholders' equity)

Dividends are calculated on net income as determined by the financial statements prepared in accordance with Brazilian GAAP. Dividends are payable in Brazilian reais and may be converted into United States dollars and remitted to shareholders abroad provided that the non-resident shareholder's ownership is registered with the Brazilian Central Bank.

18 Fee and commission income

	Years ended December 31,
	2000	2001	2002
Asset management fees	552	540	466
Collection fees	499	544	556
Credit card fees	233	288	327
Fees charged on checking accounts services	696	802	828
Fees for receipt of taxes	146	144	158
Interbank fees	179	225	254
Other	288	323	305
Total	2,593	2,866	2,894

19 Administrative expenses

	Years ended December 31,
	2000	2001	2002
Communications	304	375	506
Transport	215	230	285
Third-party services	469	589	732
Financial system services	282	308	475
Advertising and publicity	208	197	242
Rents	126	159	196
Maintenance and repairs	168	186	212
Data processing	216	207	215
Office supplies	126	136	146
Other	391	481	412
Total	2,505	2,868	3,421

20 Other non-interest income and expenses

	Years ended December 31,
	2000	2001	2002
Other non-interest income:
Rental income	25	26	35
Monetary variation and exchange gain, net	180	261	1,008
Recovery of expenses	88	137	118
Other	140	216	325
Total non-interest income	433	640	1,486

	Years ended December 31,
	2000	2001	2002
Other non-interest expense:
Loss on sale of foreclosed assets, unconsolidated investments
and premises and equipment, net	90	184	183
Taxes on services, income and other taxes	648	739	795
Litigation	137	98	113
Asset management expenses	84	82	32
Branch network losses	180	217	113
Other	232	156	347
Total non-interest expenses	1,371	1,476	1,583

21 Fair value of financial instruments

SFAS 107 "Disclosures About Fair Value of Financial Instruments," requires disclosure of the estimated fair values of financial instruments. The fair value of a financial instrument is the amount at which instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. Quoted market prices, if available, are utilized as estimates of the fair values of financial instruments. Because no quoted market prices exist for certain of our financial instruments; the fair values have been derived based on management's assumptions, the amount, timing of future cash flows and estimated discount rates. The estimation methods for individual classifications of financial instruments are described more fully below. Different assumptions could significantly affect these estimates. Accordingly, net realizable values could be different from the estimates presented below.

In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the Company.

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheet for cash, due from banks and short-term investments approximate their fair values. Short-term investments include: interest- bearing deposits in other banks; compulsory reserves with the Central Bank and federal funds sold and securities purchased under resale agreements, all of which generally have original maturities of less than 90 days.

Trading assets, including derivatives and available-for-sale securities

These assets are reported in the consolidated balance sheet at fair values estimated principally based on quoted market prices, where available, or quoted market prices for similar instruments.

Held to maturity securities

Held to maturity securities are carried at amortized cost. Fair values are based on quoted market prices of comparable securities. See note 6 for further details regarding the amortized cost and fair values of held to maturity securities.

Loans

Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. The fair value of fixed-rate loans was determined by discounting estimated cash flows using interest rates approximating our current origination rates for similar loans. Where quoted market prices were available, such market prices were utilized as estimates for fair values. For most variable-rate loans, the carrying amounts were considered to approximate fair value. Where credit deterioration has occurred, estimated cash flows for fixed - and variable-rate loans have been reduced to incorporate estimated losses.

The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent in the loan type at each reporting date.

The fair values for non-performing loans are based on discounting estimated cash flows using a rate commensurate with the risk associated with the estimated cash flows, the loan's quoted rate, if available, or the value of any underlying collateral. Assumptions regarding cash flows and discount rates are determined using available market information and specific borrower information.

The following table presents the carrying amounts and estimated fair values for loans, excluding leases:

	December 31,
	2001		2002
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Commercial:
Industrial and others	18,142	17,990	20,157	20,045
Import financing	1,475	1,475	1,291	1,291
Export financing	5,160	5,174	7,863	7,770
Construction	543	543	427	427
Individuals:
Overdraft	1,199	1,199	1,033	1,033
Real estate	1,246	1,246	1,200	1,200
Financing (1)	6,985	7,045	8,269	8,261
Credit card	973	973	1,164	1,164
Rural credit	2,959	2,965	3,922	3,924
Foreign currency loans	2,388	2,379	3,151	3,145
Non-performing loans	2,257	795	2,341	627
Total loans excluding leases	43,327	41,784	50,818	48,887

(1) Consists primarily of automobile financing and direct consumer financing.

Deposits

The fair value of fixed-rate deposits with stated maturities was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

The following table presents the carrying amounts and estimated fair values for loans:

	December 31,
	2001		2002
	Book	Fair	Book	Fair
	value	value	value	value
Deposits from customers:
Demand deposits	8,061	8,061	13,374	13,374
Savings accounts	18,311	18,311	20,731	20,731
Time deposits	14,679	14,674	22,202	22,192
Deposits from financial institutions	41	41	26	26
Total deposits	41,092	41,087	56,333	56,323

Short-term borrowings

The carrying values of federal funds purchased and securities sold under repurchase agreements, commercial paper, import and export financing and other short-term borrowings, approximate the fair values of these instruments.

Long-term debt

Fair values for long-term debt were estimated using a discounted cash flow calculation that applies interest rates offered in the market for similar maturities and terms.

The following table presents the carrying amounts and estimated fair values for long-term debt:

	December 31,
	2001		2002
	Book	Fair	Book	Fair
	value	value	value	value
Local onlendings	5,831	5,828	7,000	6,969
Euronotes	3,260	3,252	2,077	2,063
Subordinated notes	970	970	3,322	2,990
Mortgage notes	767	763	369	369
Foreign currency loans	396	396	127	129
Obligations under capital lease	275	275	443	443
Debentures	-	-	51	51
Total	11,499	11,484	13,389	13,014

Off-balance sheet financial instruments

The fair value of commitments to extend credit is estimated based on the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present credit quality to the counterparties. The fair values of standby and commercial letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties. The fair value of derivatives is included with trading assets. See note 22 for the notional value and estimated fair value of our off-balance sheet derivative financial instruments.

22 Off-balance sheet financial instruments

(a) Risks and Risk Management

The main risks related to financial instruments, which result from the Company’s and its subsidiaries’business are: credit risk; market risk and; liquidity risk. Management of these risks is a process that involves different levels of the Company and covers several policies and strategies. Risk management policies are, in general, conservative, seeking to limit absolute losses to a minimum.

Credit Risk

Credit risk is the risk arising from the possibility of loss resulting from the non-receipt from counterparties or creditors of the amounts they have contracted with us to pay. Credit risk management requires a high level of discipline and control in terms of the analyses and operations conducted, and the preservation of the integrity and independence of processes.

Credit policy is designed to provide security, quality and liquidity in asset investments, and speed and profitability in our operations, minimizing the risks inherent to any credit operation. It also provides guidelines for the establishment of operational limits and/or the extension of the Company’s credit. The Credit Department and Committees located in our Corporate Head Office assume a fundamental role in the execution of our Credit Policy, deciding on operations which exceed branch limits and monitoring this core strategic activity. Operations are diversified and focused on creditworthy individuals and companies in good standing, and our operations are tipically supported by guaranties that are consistent with the risks assumed, with consideration given to purposes and terms of the credit extended. Automated credit approval systems were developed and are constantly being improved with the objective of facilitating and expediting the entire credit process as well as the analysis and issuance of opinions. The analysis of operations involving less significant sums is conducted by “credit scoring” systems.

Market Risk

Market risk is linked to the possibility of loss due to rate fluctuations relating to unhedged terms, currencies and indices in the Company’s portfolio. The Company seeks to maintain a conservative policy, with respect to exposure to market risks. The observance of the VAR (Value at Risk) limits set by senior management is monitored daily by an area that is independent from portfolio management. The models use volatilities and correlations that are calculated using statistical bases. These models are used in processes applied prospectively, in accordance with economic studies. The methodology applied and existing statistical models are validated daily using “backtesting” techniques.

Additionally, a daily “Gap Analysis” is undertaken, which measures the effect on the portfolio of movements in the internal interest rate curve and foreign exchange coupon curve (difference in interest paid over and above the foreign exchange variation). In addition to the monitoring, control and management of market risks, in compliance with Central Bank Regulations, the value at risk of pre-fixed and foreign exchange positions of the Company’s total portfolio, as well as the resulting capital requirement, is verified daily. Our analysis covers all financial assets and liabilities held in treasury, including our derivative instruments.

Liquidity Risk

Liquidity risk management is designed to control risk relating to the different unhedged settlement terms of the Company’s rights and obligations. Knowledge and monitoring of this risk is crucial to enable the Company to settle transactions in a timely and secure manner. At Bradesco, liquidity risk management involves a set of controls, principally relating to the establishment of technical limits, and the positions assumed are constantly evaluated.

(b) Derivatives

We enter into financial derivative instruments contracts with various counterparties to manage our overall exposures as well as to assist customers in managing their exposures. Such derivatives are summarized as follows:

	Notional amounts
	December 31,
	2001	2002
Interest rates futures contracts:
Purchases	3,679	946
Sales	691	2,492
Foreign currency futures contracts:
Purchases	2,299	4,961
Sales (1)	7,785	1,197
Indexed futures contracts:
Purchases	2	-
Option contracts on interest rates:
Sales	13	21
Foreign currency option contracts:
Purchases	21	-
Forward contracts on interest rates:
Purchases	1,044	305
Sales	1,443	95
Foreign currency forward contracts:
Purchases	-	123
Sales	-	157
Swap contracts:
Interest rate swaps	10,541	6,859
Currency swaps	351	2,714

(1) Including derivative operations maturiting in D+1 to be settled in the currency of the latest business day of December (2001 – R$2,033 and 2002 – R$ 38).

Interest rate, currency and cross-currency interest rate swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies. The total credit exposure associated with interest rate and currency swaps was R$497 and R$258 at December 31, 2001 and December 31, 2002, respectively.

Interest rate and currency futures and interest rate forwards are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made. The credit risk associated with futures contracts is minimized due to daily cash settlements. Futures contracts are also subject to the risk of movements in interest rates or the value of the underlying instruments. The total credit exposure associated with interest rate forwards was R$ 1,011 and R$ 24 at December 31, 2001 and 2002, respectively.

The carrying value, representing also the fair value, of all the derivatives described above and included in trading account assets is summarized in note 4.

(c) Off-balance sheet credit instruments

As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts
	December 31,
	2001	2002
Commitments to extend credit, including credit cards	14,060	15,899
Financial guarantees	3,566	4,943
Other letters of credit	68	91

Unfunded commitments to extend credit including credit cards are contracts for a specified time period and by variable rates to lend to a customer who has complied with predetermined contractual conditions. The guarantees are conditional commitments issued by us to assure the performance of a customer to a third party in borrowing arrangements.

The maximum potential credit risk of these contracts is equal to the contractual amounts shown above if the counterparty does not perform under the contract. Generally, these contracts expire without being drawn upon, therefore, the contractual amounts are not indicative of the actual credit exposure or future cash flow requirements for such commitments. To mitigate credit risk, we may require the counterparty to pledge collateral in the form of cash, securities or other assets to support the extension of credit similar to the collateral required for our lending operations.

(d) Financial guarantees

The following is a summary of the carrying values for the financial guarantees and other letters of credit, mentioned above, in accordance with FIN 45:

	December 31, 2002
	Contract amount	Carrying value
Financial guarantees	4,943	13
Other letters of credit	91	3

The carrying value includes amounts deferred and to be recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with SFAS 5, “Accounting for Contingencies.”

In connection with issuing securities to investors, we may enter into contractual arrangements with third parties that may require us to make a payment to them in the event of a change in tax law or an adverse interpretation of tax law. We may also enter into indemnification clauses when we sell a business or assets to a third party pursuant to which we indemnify that third party for losses they may incur due to actions taken by us prior to the sale. It is difficult to estimate the maximum exposure under these indemnification arrangements since this would require an assessment of future changes in tax laws and future claims that may be made against us that have not yet occurred.

In the ordinary course of our business, we enter into contracts that contain indemnification provisions. These provisions require us to make payments to another party in the event that certain events occur. Many of these provisions call for us to indemnify the other party against loss in the event that we fail to perform our own obligations under the contract. These performance guarantees are not subject to disclosure. Other types of indemnification agreements that function as financial guarantees are considered to have remote risk of loss, historical loss experience is negligible and maximum exposure to loss is not possible to estimate due to the pervasive, yet low risk, nature of these agreements.

23 Commitments and contingencies

(a) Assets under management

We manage a number of assets and customer portfolios that are available to institutional investors and the general public. These assets are not included in our consolidated balance sheet. Fees are generally charged monthly, representing approximately 0.6% per annum of the market value of the assets under management. The total assets under management, included at December 31, 2001 and 2002 were R$41,905 and R$45,416 in investment fund portfolios respectively and R$17,137 and R$18,853 in customer portfolios, respectively.

(b) Litigation

We are defendants in several legal actions, mainly relating to income taxes, indirect taxes and labor claims. Based on the advice of external legal counsel, management believes that an unfavorable outcome in relation to these actions will not have a material effect on our financial condition or results of operations.

The changes in the provision during the periods were as follows:

	Years ended December 31,
	2000	2001	2002
At beginning of year	2,139	2,560	2,858
Business combinations	33	-	239
Provisions, net of recoveries	573	534	722
Payments	(185)	(236)	(406)
At end of the year	2,560	2,858	3,413

24 Regulatory matters

We are subject to regulation by the Central Bank, which promulgates various regulations regarding currency and credit policies for financial institutions operating in Brazil. Furthermore, the Superintendência de Seguros Privados - SUSEP (Private Insurers Supervisory Body) issues regulations that affect our insurance operations.

The Central Bank determines minimum capital requirements, lending limits and compulsory deposit requirements and requires banks to comply with regulation similar to the Basle Accord as it regards capital adequacy.

The Bank is subject to regulation by the Central Bank which issues directions and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed asset limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulation based on the Basle Accord as regards to capital adequacy. Furthermore, the SUSEP issues regulations which affect our insurance, pension plan and certificated saving plans operations.

The Basle Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8%. At least half of total capital must consist of Tier I Capital. Tier I, or core capital, includes equity capital less certain intangibles. Tier II Capital includes, subject to certain limitations, asset revaluation reserves, general loan loss reserves and subordinated debt, and is limited to the amount of Tier I Capital. However, Brazilian banking regulations: (i) require a minimum capital ratio of 11%, (ii) do not permit general loan loss reserves to be considered as Capital, (iii) specify different risk-weighted categories, and (iv) impose a deduction from Capital corresponding to possible excess in fixed assets over the limits imposed by the Central Bank.

Additionally, banks could calculate compliance with the minimum requirement on either a consolidated or unconsolidated basis prior to July 31, 2000. Since July 31, 2000 we have measured compliance on a consolidated basis in accordance with Central Bank rules.

The following sets forth our capital ratios (in percentages) based on the Brazilian GAAP.

	December 31,
	2000	2001	2002
In accordance with the Basle Accord applicable to Brazil
Tier I Capital	11.92%	12.53%	12.20%
Tier II Capital	-	1.26	3.59
Total Capital	11.92	13.79	15.79
Minimum required by Brazilian Central Bank	11.00%	11.00%	11.00%

Currently, the Central Bank does not limit the amount of dividends that may be paid subject to the capital requirements set forth above. As of each reporting date, we were in compliance with all capital requirements imposed by the Central Bank.

25 Segment information

We operate primarily in the banking, insurance, pension plan and certificated savings plans business. Banking operations include retail and corporate banking, leasing, international banking, investment banking, private banking and investment banking activities. We carry out our banking operations through our own operations located in Brazil, foreign branches and majority-owned subsidiaries as well as equity investments in other companies. Additionally, we engage in insurance, pension plan and certificated savings plans activities through our majority-owned subsidiary, Bradesco Seguros S.A and its affiliates.

The following segment information was compiled based on reports used by management to evaluate the segment performance and make decisions as to the allocation of resources for investment and other purposes. Our senior management uses a variety of information for such purposes including financial and non-financial information and financial information measured on different bases. In accordance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information,” the information included below has been compiled from that prepared on basis which is most consistent with that used in measuring the amounts included in the financial statements in accordance with Brazilian GAAP.

Principal segment assumptions for revenues and expenses include: (i) cash surpluses generated by the insurance, pension plan and certificated savings plans segment are retained by that segment resulting in an increased net interest income, (ii) salaries and benefits and administrative costs included within the Insurance, pension plan and certificated savings plans segment consist of only costs directly related to those operations, and (iii) costs incurred in the Banking segment relating to branch network infrastructure and other overheads are not allocated.

	Year ended December 31, 2000
		Insurance,
		pension plan		Adjustments,
		and		reclassifications
		certificated	Other	and	U.S. GAAP
	Banking	savings plans	operations	eliminations	Consolidated
Interest income	12,628	1,515	1	(786)	13,358
Interest expense	(7,302)	-	-	790	(6,512)
Net interest income	5,326	1,515	1	4	6,846
Provision for loan losses	(1,244)	-	-	-	(1,244)
Insurance premiums	-	3,701	-	-	3,701
Pension plan income	-	2,420	-	(1,828)	592
Certificated saving plans	-	798	-	(798)	-
Equity in earnings (losses) of unconsolidated
companies	502	24	(1)	(380)	145
Other income	3,678	764	20	234	4,696
Salaries and benefits	(2,991)	(278)	(6)	(36)	(3,311)
Administrative expenses	(2,495)	(265)	(4)	259	(2,505)
Insurance claims	-	(2,866)	-	355	(2,511)
Changes in provisions related to insurance,
pension plan, certificated savings plans and
pension investment contracts	-	(3,001)	-	1,736	(1,265)
Pension plan operating expenses	-	(913)	-	535	(378)
Insurance and pension plan selling expenses	-	(654)	-	9	(645)
Other expense	(1,294)	(437)	(6)	(150)	(1,887)
Income before income taxes and minority
interest	1,482	808	4	(60)	2,234
Identifiable assets	86,816	14,141	29	(9,134)	91,852

	Year ended December 31, 2001
		Insurance,
		pension plan		Adjustments,
		and		reclassifications
		certificated	Other	and	U.S. GAAP
	Banking	savings plans	operations	eliminations	Consolidated
Interest income	16,660	1,976	19	(3)	18,652
Interest expense	(9,310)	-	-	151	(9,159)
Net interest income	7,350	1,976	19	148	9,493
Provision for loan losses	(1,763)	-	-	-	(1,763)
Insurance premiums	-	4,616	-	-	4,616
Pension plan income	-	3,409	-	(2,366)	1,043
Certificated saving plans	-	933	-	(933)	-
Equity in earnings (losses) of unconsolidated
companies	126	97	2	(116)	109
Other income	3,233	732	110	(237)	3,838
Salaries and benefits	(3,102)	(309)	(52)	134	(3,329)
Administrative expenses	(2,490)	(388)	(33)	43	(2,868)
Insurance claims	-	(3,995)	-	744	(3,251)
Changes in provisions related to insurance,
pension plan, certificated savings plans and
pension investment contracts	-	(3,492)	-	1,645	(1,847)
Pension plan operating expenses	-	(1,369)	-	910	(459)
Insurance and pension plan selling expenses	-	(694)	-	4	(690)
Other expense	(1,475)	(422)	(16)	(141)	(2,054)
Income before income taxes and minority
interest	1,879	1,094	30	(165)	2,838
Identifiable assets	94,104	18,172	334	(4,315)	108,295

	Year ended December 31, 2002
		Insurance,
		pension plan		Adjustments,
		and		reclassifications
		certificated	Other	and	U.S. GAAP
	Banking	savings plans	operations	eliminations	Consolidated
Interest income	25,349	3,021	4	20	28,394
Interest expense	(14,979)	-	3	49	(14,927)
Net interest income	10,370	3,021	7	69	13,467
Provision for loan losses	(2,543)	-	-	-	(2,543)
Insurance premiums	-	6,761	-	(1,780)	4,981
Pension plan income	-	2,352	-	(2,004)	348
Certificated saving plans	-	1,020	-	(1,020)	-
Equity in earnings (losses) of unconsolidated
companies	126	43	6	(25)	150
Other income	2,511	499	18	(544)	2,484
Salaries and benefits	(3,666)	(335)	(1)	10	(3,992)
Administrative expenses	(3,000)	(464)	(4)	47	(3,421)
Insurance claims	-	(4,335)	-	721	(3,614)
Changes in provisions related to insurance,
pension plan, certificated savings plans and
pension investment contracts	-	(5,026)	-	2,765	(2,261)
Pension plan operating expenses	-	(1,689)	-	1,319	(370)
Insurance and pension plan selling expenses	-	(669)	-	-	(669)
Other expense	(2,408)	(157)	(17)	310	(2,272)
Income before income taxes and minority
interest	1,390	1,021	9	(132)	2,288
Identifiable assets	109,227	23,635	108	(3,095)	129,875

Adjustments to U.S. GAAP relate principally to:

  Interest expense: capital lease accounting;

  Equity in earnings (losses) of unconsolidated companies : Elimination of equity accounting for investments in which we hold less than 20% of the voting capital and in 2000 elimination of profit on the sale of the telecommunications infrastructure;

  Other incomes: Adjustments for gain/loss on sale of available-for-sale securities;

  Amortization of gains and expenses, respectively, on the BUS Holding and Postal Service transactions;

  Revenue recognition on sales of branches subject to rental contracts;

  Salaries and benefits: Defined benefits pension plan accounting; and

  Other expenses: Fair value, goodwill and negative goodwill adjustment related to acquisitions.

Our operations are primarily carried out in Brazil. Additionally, on December 31, 2002 we had one branch in New York, four branches in Grand Cayman and one in Nassau, Bahamas, mainly to complement our banking and advisory services relating to import and export activities with Brazilian customers.

26 Pension plans

We sponsor defined-benefit pension plans, which supplement benefits the Brazilian government social security system provides to employees of Bradesco and its Brazilian subsidiaries. The pension plans were established solely for the benefit of eligible employees and their assets are held independently of Bradesco. Our plan for the year ended December 31, 2000 includes the Boavista defined benefit pension plan as a result of the acquisition of Boavista on October 18, 2000. During 2001, participants of the defined benefit plan for Bradesco employees joined a new defined contribution plan (PGBL), resulting in a curtailment, but not settlement, of the former plan. Our contributions to the PGBL plan in 2002 totaled R$138 (2001 - R$ 35).

Our policy is to fund the pension plans through contributions based on payroll, adjusted periodically pursuant to recommendations of the Fund’s independent actuary. At December 31, 2002 our contribution represents 3.5% of payroll and employees contribute amounts of at least 4% of their salaries.

The pension plan’s assets are mainly invested in government and private securities, marketable equity securities and properties.

Employees who withdraw from the pension plans for any reason receive the minimum benefit based on past contributions in a single lump sum installment.

The curtailment of the defined benefit plan described above resulted in recognition of a R$146 gain in 2001 and as the plan was not subject to settlement, the remaining provision of R$ 121 will be amortized over a thirteen-year period.

Based upon the report of the pension plan’s independent actuary, changes in the benefit obligation and plan assets and the amounts recognized in the consolidated financial statements are as follows:

	BANEB’s Plan		Bradesco’s and Boavista’s plan
	Year ended December 31,		Year ended December 31,
	2001	2002	2000	2001	2002
(i) Projected benefit obligation:
At beginning of year	173	206	318	287	9
Business combinations	-	-	10	-	-
Service cost	1	3	42	29	2
Benefits paid	(22)	(18)	(57)	(37)	(2)
Interest cost	16	22	32	19	-
Actuarial loss (gain)	38	16	(58)	55	-
Curtailment	-	-	-	(344)	-
At end of year	206	229	287	9	9
(ii) Plan assets at market value:
At beginning of year	219	220	-	10	8
Business combinations	-	-	10	-	-
Contributions received:
Employer	2	2	-	-	-
Employees	1	2	-	-	-
Return on plan assets	20	54	-	-	1
Benefits paid	(22)	(18)	-	(2)	-
At end of year	220	260	10	8	9

	BANEB’s Plan		Bradesco’s and Boavista’s plan
	Year ended December 31,		Year ended December 31,
	2001	2002	2000	2001	2002
(iii) Funded status:
Excess of plan assets over
projected benefit obligation
acquired	(14)	(31)	-	-	-
Excess of projected benefit
obligation over plan assets	-	-	277	1	-
Unrecognized net transition
obligation, being recognized
over 22 years from January 1,
1989	-	-	(210)	-	-
Unrecognized net gain/loss	(28)	(13)	183	121	112
Accrued pension (benefit)
expense	(42)	(44)	250	122	112

Net pension cost includes the following components:

	BANEB’s Plan		Bradesco’s and Boavista’s plan
	Year ended December 31,		Year ended December 31,
	2001	2002	2000	2001	2002
Service cost	1	2	42	43	2
Interest cost	16	22	34	19	-
Expected return on assets	(20)	(24)	(1)	-	(1)
Curtailment	-	-	-	(146)	-
Amortizations:
Net loss	-	-	-	(7)	-
Unrecognized net transition obligation	-	-	19	13	-
Unrecognized net loss(pension plan assets)	-	-	-	-	(9)
Employee contributions	-	-	(8)	(15)	-
Net periodic pension cost (benefit)	(3)	-	86	(93)	(8)
Assumptions used were (1):
Expected long-term rate of return on assets	11.3% p.a.
Assumed discount rate	11.3% p.a.
Rates of increase in compensation levels	8.2% p.a.

(1) Including a 5.0% p. a. inflation rate.

27 Related party transactions

Bradesco has Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco as shareholders. There is no controlling shareholder, nor is there an agreement for shareholders to vote in concert. Fundação Bradesco is a not-for-profit trust that for over 40 years has been promoting and developing the potential of children and young people through schools maintained in underprivileged areas.

We regularly contribute to Fundação Bradesco to help fund its educational and social welfare projects throughout Brazil. Such contributions totaled R$5, R$7 and R$ 67 in 2000, 2001 and 2002, respectively.

On February 29, 2000 Bradesco spun off R$ 993 of shareholders’ equity to Bradespar S.A., a company owned principally by the same shareholders as those of Bradesco through the sale, at fair value, of available-for-sale securities R$ 2,440, other assets R$ 267, unsecured, unguaranteed debentures R$ 1,070, accounts payable to Bradesco (liquidated during 2000) R$ 623 and other liabilities R$ 21. We carried out the transfer to comply with Brazilian banking regulations limiting the owning by financial institutions’of interests in non-financial entities. This transaction resulted in realization during 2000 of a gain of R$ 1,004 on available-for-sale securities.

We have made no loans to our officers or directors, since this practice is prohibited for all Brazilian banks by the Central Bank.

Additionally, we have contracted data processing services and accepted demand deposits from CPM Holding Ltd. and its predecessor, CPM - Comunicação, Processamento e Mecanismos de Automação Ltda., as follows:

	December 31,
	2000	2001	2002
Data processing services:
Debt and equity securities	-	-	21
Income from debt and equity securities	-	-	4
Year expense(1)	167	172	210
Year end outstanding payable	3	6	11
Deposits	3	27	5

(1) We are required to acquire approximately R$ 150 of data processing services per annum for 5 years as from June 2000.

We have also entered into a contract for telecommunication services and accepted deposits from BUS Holding S.A. in 2001, as follows:

	December 31,
	2000	2001	2002
Telecommunication services:
Year expense	-	34	68
Year end outstanding payable	-	6	-
Saving deposit received	308	353	-
Interest expense on saving deposit	-	29	-

In October 2002, BUS Holding was wound up.

28 Subsequent events

On January 10, 2003, we entered into an agreement to acquire 99.99% of the shares of Banco Bilbao Vizcaya Argentaria Brasil S.A. and its controlled companies, which we call “BBV Banco.” Under the agreement, we acquired the shares from Banco Bilbao Vizcaya Argentaria S.A., which we call “BBVA”. In return, we issued, for distribution to BBVA, common and preferred shares equal to 4.4% of our share capital, valued at R$630 million. We also made a one-time cash payment of R$1,864 million to BBVA. The Central Bank approved the transaction in May 21, 2003 and BBV Banco became our wholly-owned subsidiary on June 9, 2003 when we and BBVA approved the merger.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BRADESCO S.A.

/s/ Márcio Artur Laurelli Cypriano
______________________________________
Márcio Artur Laurelli Cypriano
Chief Executive Officer

Date: June 27, 2003

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION

I, Márcio Artur Laurelli Cypriano, Chief Executive Officer of Banco Bradesco S.A certify that:

1. I have reviewed this annual report on Form 20-F of Banco Bradesco S.A (the “Registrant”);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b.	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal control; and
b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6. The Registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ Márcio Artur Laurelli Cypriano
______________________________________
Márcio Artur Laurelli Cypriano
Chief Executive Officer

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION

I, Milton Almicar Silva Vargas, Chief Financial Officer of Banco Bradesco S.A certify that:

1. I have reviewed this annual report on Form 20-F of Banco Bradesco S.A (the “Registrant”);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b.	evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant’s ability to record, process, summarize and report financial data and have identified for the Registrant’s auditors any material weaknesses in internal controls; and
b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal controls; and

6. The Registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

/s/ Milton Almicar Silva Vargas
______________________________
Milton Almicar Silva Vargas
Chief Financial Officer

Index of Exhibits.

Documents filed as exhibits to this annual report:

1.1	Estatuto Social (bylaws) of Banco Bradesco S.A.
2.1	Form of Amended and Restated Deposit Agreement, between Banco Bradesco S.A., Citibank N.A., as Depositary, and holders and beneficial owners of American Depositary Receipts*
6.1	Calculation of earnings per share data and weighted average number of shares outstanding (in millions of shares)
7.1	Calculation of dividends/interest on capital per share data
8.1	List of subsidiaries
10.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.
10.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002.

* Incorporated by reference to our Registration Statement on Form 20-F (file no. 333-13950), originally filed with the Commission on September 28, 2001.

Banco Bradesco S.A
Exhibit 1.1

Extraordinary General Meeting (“AGE”) 3.31.2003 (4 p.m.)

Banco Bradesco S.A.
Corporate Bylaws

Chapter I – Organization, Duration and Corporate Head Office

Article 1) Banco Bradesco S.A. is a publicly held company, hereinafter referred to as Company, and shall be governed by these Bylaws.

Article 2) The Company shall have a perpetual existence.

Article 3) The Company has its corporate head office and jurisdiction in the administrative center called “Cidade de Deus”, located in Vila Yara, in the City and judicial district of Osasco, State of São Paulo.

Article 4) The Company may open or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, with the additional approval of the Board of Directors, hereinafter also called Board.

Chapter II – Corporate Purpose

Article 5) The Company’s corporate purpose is to perform general banking and foreign exchange operations.

Chapter III – Company Capital

Article 6) The Company Capital is six billion and one hundred million Brazilian reais (R$6,100,000,000.00), consisting of one trillion, four hundred and ninety-four billion, six hundred and eighty million, three hundred and one thousand, eight hundred and thirty-seven (1,494,680,301,837) nominative-book-entry stock, with no par value, of which seven hundred and fifty-two billion, nine hundred and ninety-five million, four hundred and thirty-five thousand, four hundred and six (752,995,435,406) are common stock and seven hundred and forty-one billion, six hundred and eighty-four million, eight hundred and sixty-six thousand, four hundred and thirty-one (741,684,866,431) are preferred stock with no voting rights, but with priority in the redemption of the Company Capital, in the event of the Company’s liquidation and with all the rights and advantages granted to common stock, as well as dividends ten percent (10%) higher than those assigned to common stock.

Paragraph One – For capital increases, a portion of at least fifty percent (50%) will be paid up at the time of subscription and the remainder will be paid through a Board of Executive Officers’ call , with due regard to the legal precepts.

Paragraph Two –The Company’s stock are all book-entry stock, which remain in deposit accounts, in the Company itself, in the name of their holders, without the issuance of certificates. The cost of the transfer of ownership service of the said stocks may be charged from the stockholders.

Paragraph Three – Will not be permitted: a) conversion of common stock into preferred stock and vice versa; b) issuance of participation certificates.

Paragraph Four – The Company may, with the authorization of the Board of Directors, acquire stock issued by the Company itself, in order to cancel them or temporarily maintain them in treasury stock, for later sale.

Chapter IV – Management

Article 7) The Company will be managed by a Board of Directors and Board of Executive Officers.

Chapter V – Board of Directors

Article 8) The Board of Directors, with a term of office of one (1) year, is composed of six (6) to nine (9) members, who will choose one (1) Chairman and one (1) Vice-Chairman from among the Directors.

Paragraph One – The Board will only validly deliberate when there is an absolute majority of the acting members present, including the Chairman, who will have the casting vote, in case of a tie.

Paragraph Two – In the event of the vacancy of the office of Chairman of the Board or his absences or temporary impediments, the Vice Chairman shall assume. In the absences or temporary impediments of the Vice Chairman, the Chairman will designate a substitute from among the other members. In the event of the vacancy of the office of Vice Chairman, the Council will appoint a replacement, who will serve for the time remaining to complete the term of office of the replaced member.

Paragraph Three – In the event of temporary or permanent leave of any of the other Members, the other Members may appoint a replacement, to serve on a temporary or permanent basis, with due regard to the precepts of law and these Bylaws.

Article 9) In addition to the duties set forth by law and in these Corporate Bylaws, the Board also has the following duties and obligations:

a) to ensure that the Board of Executive Officers is always rigorously capable of performing its duties;

b) to make sure that the corporate business is being conducted with probity, in order to preserve the good name of the Company;

c) to preserve management continuity, whenever possible, which is highly recommendable for the stability, prosperity and security of the Company;

d) to establish the general orientation for the Company’s business, as well as to decide on the establishment and operation of Operational Portfolios;

e) to authorize purchases, disposals and encumbrances of permanent assets and any non permanent investment interests of the Company and its direct and indirect subsidiaries, when the amount is in excess of 1% (one percent) of the respective Shareholders’ Equity;

f) to resolve on transactions involving stocks issued by the Company itself, in accordance with Paragraph Four of Article 6;

g) to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary;

h) to approve the payment of dividends and/or interest on own capital proposed by the Board of Executive Officers;

i) to submit to Stockholders’ Meetings proposals with the objective of increasing or decreasing the capital stock, reserve splits, stock dividends or stock splits, merger, amalgamation or spin-off operations and Bylaw reforms of the Company;

j) to resolve on associations, involving the Company or its Subsidiaries, including participation in stockholders’ agreements;

k) to approve the investment of funds derived from fiscal incentives;

l) to examine and resolve on the budgets and financial statements submitted by the Board of Executive Officers;

m) to arrogate to its scope of decision specific matters of interest to the Company and to resolve on cases that are omitted;

n) to apportion the remuneration of directors and officers, established by the Stockholders’ Meeting and to establish bonuses for directors, officers and employees, when it deems fit to grant them;

o) to authorize, when it deems necessary, the representation of the Company individually by a member of the Board of Executive Officers or by an attorney in fact, in which casethe respective resolution shall indicate the acts that may be practiced.

Sole Paragraph – The Board of Directors may assign special duties to the Board of Executive Officers and to any of its members, as well as institute committees to deal with specific matters.

Article 10) It is incumbent upon the Chairman of the Board to preside over the meetings of this Body and the Stockholders’ Meetings, who may indicate any of the members of the Board of Directors to do so in his stead.

Sole Paragraph – The Chairman of the Board may call together the Board of Executive Officers and participate, with the other Directors, in any of its meetings.

Article 11) The Board will meet quarterly and, whenever necessary, extraordinarily, as called by its Chairman, or by half of the other acting members. Minutes will be drawn up for each meeting.

Chapter VI – Board of Executive Officers

Article 12) The Company’s Board of Executive Officers, which is elected by the Board of Directors with a term of office of one (1) year, consists of sixty-two (62) to eighty-six (86) members, whereas the number of Executive Officers ranges from nineteen (19) to twenty-six (26), distributed in the following categories of office: one (1) Chief Executive Officer, from seven (7) to ten (10) Executive Vice Presidents and from eleven (11) to fifteen (15) Managing Directors. The other positions of the Board of Officers will be distributed as follows: from forty-three (43) to sixty (60) Department Officers and Regional Directors, whereas the number of Department Officers will range from twenty-eight (28) to thirty-nine (39) and the number of Regional Directors from fifteen (15) to twenty-one (21).

Paragraph One – At each election, the Board of Directors will establish the number of positions to be filled, and designate, by appointment, from among the Executive Officers that it elects, those who shall occupy the offices of Chief Executive Officer, Executive Vice Presidents and Managing Directors, abiding by the requirements of Articles 17, 18 and 19 of these Corporate Bylaws.

Paragraph Two – The requirements set forth in Items II of Articles 18 and 19, relating to the Executive Officers and Department/Regional Officers, respectively, may be dismissed by the Board on an exceptional basis, up to the limit of one-fourth (1/4) of each of these categories of office, except in relation to the Executive Officers appointed for the positions of Chief Executive Officer and Executive Vice Presidents.

Article 13) The Directors are responsible for managing and representing the Company, with powers to commit it to any acts and contracts in its interest, to settle and renounce rights and purchase, disposal of and encumber assets, observing the ruling in letter “e” of Article 9 of these Statutes.

Paragraph One – With due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least two (2) Officers, one of whom shall be the acting Chief Executive Officer or Executive Vice President.

Paragraph Two - The Company may also be represented by at least one (1) Officer and one (1) attorney in fact, or by at least two (2) especially constituted attorneys in fact, jointly, in which cases the respective power of attorney shall stipulate their powers, the acts that they may practice and its duration, save if the power of attorney is judicial in nature, in which case the attorney in fact will be authorized to sign individually and the power of attorney will be for an indefinite period of time, the appointment of a substitute being admitted. The power of attorney shall further indicate if the attorney will exercise the powers jointly with another attorney in fact or Company Officer.

Paragraph Three – The Department and Regional Officers are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.

Article 14) In addition to the normal duties conferred upon them by law and by these Corporate Bylaws, it shall be specifically incumbent upon each member of the Board of Executive Officers:

a) as regards the Chief Executive Officer, to preside over the meetings of the Board of Executive Officers, to supervise and coordinate the action of its members;

b) as regards the Executive Vice Presidents, to collaborate with the Chief Executive Officer in the discharge of his duties;

c) as regards the Managing Directors, to discharge the duties assigned to them, reporting to the Chief Executive Officer and the Executive Vice Presidents;

d) as regards the Department Officers, to conduct the activities of the Departments that they work in and to assist the other members of the Board of Executive Officers;

e) as regards the Regional Directors, to orient and supervise the Branches under their jurisdiction and to perform the duties assigned to them, reporting to the Board of Executive Officers.

Article 15) The Executive Officers will hold ordinary meetings on a weekly basis, and special meetings whenever necessary, validly deciding only when more than half of the acting members are presenting attendance, with the obligatory presence of the Chief Executive Officers or his substitute, who will have the casting vote, in the case of a tie. The special meetings will be held whenever called by the Chairman, the Chief Executive Officer, or further, by half of the other acting Executive Officers.

Article 16) In the event of the vacancy, absence or temporary impediment of any Officer, including the Chief Executive Officer, it will be incumbent upon the Board of Directors to indicate his substitute.

Article 17) In order to occupy the position of Officer, it is necessary that the Officer dedicate himself full time to the services of the Company. The holding of the position of Officer of this Company concurrently with the performance of other positions or professional activities is incompatible, except when of interest to the Company, at the discretion of the Board of Directors.

Article 18) In order to hold the position of Executive Officer, it is further necessary that the candidate cumulatively satisfy the following requirements on the election date:

I. is less than sixty-five (65) years of age;
II. belongs to the staff of employees or managers of the Company or companies uninterruptedly related thereto for more than ten (10) years.

Article 19) In order to hold the position of Department or Regional Officer, it is necessary that the candidate cumulatively satisfy the following requirements on the election date:

I. is less than sixty (60) years of age;
II. belongs to the staff of employees or managers of the Company or companies related thereto.

Chapter VII – Audit Committee

Article 20) The Audit Committee is a non-permanent body, and will be composed of three (3) to five (5) acting members, when installed, and an equal number of substitutes.

Chapter VIII – Stockholders’ Meetings

Article 21) The Annual and Special Stockholders’ Meetings will be: a) called with advance notice of at least fifteen (15) days; b) presided over by the Chairman, or, in his absence, by his statutory substitute, who will invite one or more stockholders to act as Secretaries.

Chapter IX – Fiscal Year and Distribution of Income

Article 22) The fiscal year will coincide with the civil year, ending on December 31.

Article 23) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of each year. The Board of Executive Directors, subject to the approval of the Board of Directors, may determine the preparation of other balance sheets at shorter intervals of time, including monthly balance sheets.

Article 24) The Net Income, as defined in Article 191 of Law 6,404 of December 15, 1976, verified in each six-monthly or annual balance sheet will have the following designation, in the order listed:

I. establishment of the Legal Reserve;
II. establishment of the Reserves set forth in Articles 195 and 197 of the aforementioned Law 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Stockholders’ Meeting;
III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, together with the interim dividends and/or interest on own capital dealt with in Paragraphs Two and Three of this Article that have been declared, guarantee the stockholders, in each fiscal year, as a minimum compulsory dividend, thirty percent (30%) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of Law 6,404/76.

Paragraph One – The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly and monthly dividends, from the Retained Earnings account or existing Profits Reserves.

Paragraph Two – The Board of Executive Officers may, subject to the approval of the Board, further authorize the distribution of profits to stockholders in the way of interest on own capital, pursuant to specific legislation, in total or partial substitution of the interim dividends, which it is authorized to declare by the foregoing paragraph or, further, in addition thereto.

Paragraph Three – Any interest paid to the stockholders will be charged, net of withholding tax, to the minimum compulsory dividend amount for the fiscal year (30%), in accordance with Item III of the main provision of this Article.

Article 25) The Net Income balance verified after the aforementioned distributions, will have the designation proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Stockholders’ Meeting, and may be fully allocated (one hundred percent (100%)) to the Statutory Profits Reserve, with the purpose of maintaining an operating margin that is compatible with the development of the Company’s active operations, up to the limit of ninety-five percent (95%) of the paid in company capital amount.

Sole Paragraph – In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for the fiscal year contains a provision for the distribution of dividends and/or payment of interest on own capital in an amount in excess of the compulsory dividend established in Article 24, Item III, and/or retention of profits pursuant to Article 196 of law 6,404/76, the Net Income balance for the purpose of establishing the reserve mentioned in this Article will be determined after the full deduction of such distributions.

*************************************

We state that this is a true copy of the Corporate Bylaws of this Bank, with the resolutions approved at Extraordinary General Meeting of March 31, 2003 (4 p.m.). Banco Bradesco S.A. ss) Carlos Alberto Rodrigues Guilherme, Romulo Nagib Lasmar.

Banco Bradesco S.A
Exhibit 6.1

	December 31,
	2000		2001		2002
Dividend per share	Preferred	Common	Preferred	Common	Preferred	Common
Actual dividends declared
(in millions of reais)	R$401	R$378	R$438	R$410	R$492	R$455
Weigthed average number of
shares outstanding (in millions of shares).	643,827	666,143	705,804	726,678	709,830	724,466
Dividend per share	R$0.62	R$0.56	R$0.62	R$0.57	R$0.69	R$0.63

Banco Bradesco S.A.
Exhibit 7.1

Earnings per share	December 31,

	2000	2001	2002
Weighted average number of preferred
shares outstanding (in millions of shares)	643,827	705,804	709,830
10% right for preferred shares	64,384	70,580	70,983
Adjusted weighted average number of
preferred shares outstanding
(in millions of shares) for EPS calculation	708,211	776,384	780,813
Weighted average number of common
shares outstanding (in millions of shares)	666,143	726,678	724,466
Total weighted average number of
shares outstanding (in millions of shares) (A)	1,374,354	1,503,062	1,505,279
Net income (in millions of reais) (B)	R$1,799	R$2,270	R$2,142
EPS for common shares (B)/(A)=(C)	R$1.31	R$1.51	R$1.42
EPS for preferred shares (C) + 10%	R$1.44	R$1.66	R$1.57

Banco Bradesco S.A
Exhibit 8.1

Banco Bradesco S.A. – Subsidiaries as of December 31, 2002

Subsidiary	Jurisdiction of Incorporation	Names Under Which Does Business
1 ABS Empreendimentos Imobiliários, Participações e Serviços S.A.	Rio de Janeiro – Brazil	A.B.S Empreendimentos
2 Atlântica Capitalização S.A.	Rio de Janeiro – Brazil	Atlântica Capitalização
3 Banco Baneb S.A.	Salvador – Brazil	Baneb
4 Banco BCN S.A.	São Paulo – Brazil	BCN
5 Banco BEA S.A.	Manaus – Brazil	BEA
6 Banco Boavista Interatlântico S.A.	Rio de Janeiro – Brazil	Boavista
7 Banco Bradesco Argentina S.A.	Buenos Aires – Argentina	Bradesco Argentina
8 Banco Bradesco Luxembourg S.A.	Luxembourg – G. Ducado Luxembourg	Bradesco Luxembourg
9 Banco de Crédito Real de Minas Gerais S.A.	Juiz de Fora – Brazil	Credireal
10 Banco Finasa de Investimento S.A.	São Paulo - Brazil	Banco Finasa de Investimento
11 Banco Finasa S.A.	São Paulo – Brazil	Banco Finasa
12 Banco Mercantil de São Paulo International S.A.	Luxembourg – G. Ducado Luxembourg	Banco Mercantil International
13 Banco Mercantil de São Paulo S.A.	São Paulo – Brazil	Mercantil
14 BCN Leasing Arrendamento Mercantil S.A.	Barueri – Brazil	BCN Leasing
15 Bradesco Capitalização S.A.	Rio de Janeiro – Brazil	Capitalização
16 Bradesco Consórcio Ltda.	São Paulo – Brazil	Bradesco Consórcio
17 Bradesco Leasing S.A. – Arrendamento Mercantil	Osasco – Brazil	Bradesco Leasing
18 Bradesco S.A. Corretora de Títulos e Valores Mobiliários	São Paulo – Brazil	Bradesco Corretora
19 Bradesco Saúde S.A.	Rio de Janeiro – Brazil	Bradesco Saúde
20 Bradesco Securities Inc.	New York – USA	Bradesco Securities
21 Bradesco Seguros S.A.	Rio de Janeiro – Brazil	Bradesco Seguros
22 Bradesco Vida e Previdência S.A.	Osasco – Brazil	Bradesco Previdência
23 Bradescor Corretora de Seguros Ltda.	Osasco – Brazil	Bradescor
24 BRAM – Bradesco Asset Management Ltda.	São Paulo – Brazil	BRAM
25 União Novo Hamburgo Seguros S.A.	Porto Alegre – Brazil	União Novo Hamburgo
26 Finasa Seguradora S.A.	São Paulo – Brazil	Finasa Seguradora
27 Scopus Tecnologia S.A.	São Paulo – Brazil	Scopus Tecnologia
28 União de Comércio e Participações Ltda.	Osasco – Brazil	União de Comércio e Participações

Banco Bradesco S.A
Exhibit 10.1

Certification of the Principal Executive Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Banco Bradesco S.A (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Márcio Artur Laurelli Cypriano, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Márcio Artur Laurelli Cypriano
____________________________________
Márcio Artur Laurelli Cypriano
Chief Executive Officer
Dated: June 27, 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Banco Bradesco S.A
Exhibit 10.2

Certification of the Principal Executive Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Banco Bradesco S.A (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Milton Almicar Silva Vargas, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Milton Almicar Silva Vargas
_______________________________
Milton Almicar Silva Vargas
Chief Financial Officer
Dated: June 27,2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.