Form 20-F
period 2003-12-31
BANK BRADESCO
filed 2004-06-30
CIK 1160330

         As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

Commission File Number: 1-15250

Banco Bradesco S.A.
(exact name of registrant as specified in its charter)

Bank Bradesco
(translation of registrant’s name into English)

Federative Republic of Brazil
(jurisdiction of incorporation or organization)

Cidade de Deus, Vila Yara, 06029-900, Osasco, SP, Brazil
 (address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
American Depositary Shares, each representing 1 Preferred Share, without par value (“ADSs”)	New York Stock Exchange

Preferred Shares, without par value (“Preferred Shares”)	New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2003 was:

79,836,526	Common Shares
78,693,936	Preferred Shares

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

i

PRESENTATION OF INFORMATION

    In this annual report, the terms “Bradesco,” the “Company,” the “Bank,” “we” or “us” refer to Banco Bradesco S.A., a sociedade anônima organized under the laws of Brazil and, unless the context otherwise requires, its consolidated subsidiaries. We are a full service financial institution providing, directly or through our subsidiaries, a full range of banking, financial, insurance and private pension plan services to all segments of the Brazilian domestic market. Our operations are based primarily in Brazil.

    Item 18 of this annual report includes our audited consolidated financial statements as of and for the years ended December 31, 2001, 2002 and 2003, including the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States, known as “U.S. GAAP.”

    References herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. References herein to “U.S. dollars” or “US$” are to United States dollars. References herein to “euros” are to euros.

    The following table sets forth, for the dates indicated, the exchange rate of reais to U.S. dollars based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York and the U.S. dollar selling rate as reported by the Central Bank of Brazil, which we call the “Central Bank,” at closing.

Date	Noon Buying Rate for U.S. dollars	Closing Rate Selling Rate for U.S. dollars

	(R$ per US$ 1.00)
December 31, 2001	R$ 2.3120	R$ 2.3204
December 31, 2002	3.5400	3.5333
December 31, 2003	2.8950	2.8891
June 21, 2004	R$ 3.1290	3.1298

    As a result of recent fluctuations in the real/U.S. dollar exchange rate, the closing selling exchange rate at December 31, 2003 may not be indicative of current or future exchange rates. Therefore, you should not read these exchange rate conversions as representations that any such amounts have been or could be converted into U.S. dollars at those or any other exchange rates.

    For your convenience, certain amounts have been converted from reais to U.S. dollars. These conversions have been calculated using the U.S. dollar selling rate at closing published by the Central Bank. See “Item 3. Key Information—Exchange Rate Information” for more information regarding the exchange rates applicable to the Brazilian currency since January 1, 1999.

    Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

ii

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

    We have presented below selected financial information prepared in accordance with U.S. GAAP as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. The selected U.S. GAAP financial information is derived from and should be read in conjunction with our audited consolidated financial statements prepared in accordance with U.S. GAAP provided in Item 18. The report of the independent registered public accounting firm is included in this annual report.

    This information is qualified in its entirety by reference to the U.S. GAAP financial statements and the notes thereto provided in Item 18.

	Year ended December 31,

	1999	2000	2001	2002	2003	2003

	(R$ in millions)					(US$ in Millions) (1)

Income Statement Data

Net interest income	R$ 7,021	R$ 6,846	R$ 9,493	R$ 13,467	R$ 14,999	US$ 4,793
Provision for loan losses	(1,845)	(1,244)	(1,763)	(2,543)	(2,034)	(650)

Net interest income after provision for loan losses	5,176	5,602	7,730	10,924	12,965	4,143
Fee and commission income	2,100	2,593	2,866	2,894	3,463	1,107
Insurance premiums(2)	3,756	3,954	4,946	5,308	6,149	1,965
Pension plan income(2)	382	339	713	21	64	20
Equity in earnings (losses) of unconsolidated companies(3)	(173)	145	109	150	60	19
Other non-interest income(4)	479	2,103	972	(410)	1,373	439
Operating expenses(5)	(4,767)	(5,816)	(6,197)	(7,413)	(8,586)	(2,744)
Insurance claims	(2,388)	(2,511)	(3,251)	(3,614)	(4,333)	(1,385)
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(1,270)	(1,265)	(1,847)	(2,261)	(3,777)	(1,207)
Pension plan operating expenses	(249)	(378)	(459)	(370)	(637)	(203)
Insurance and pension plan selling expenses	(635)	(645)	(690)	(669)	(762)	(243)
Other non-interest expense(6)	(1,689)	(1,887)	(2,054)	(2,272)	(3,323)	(1,062)

Income before income taxes and minority interest	722	2,234	2,838	2,288	2,656	849

Income taxes	61	(417)	(550)	(161)	(346)	(111)
Change in accounting principle(7)	—	—	—	27	—	—
Minority interest	(39)	(18)	(18)	(12)	(8)	(2)

Net income	744	1,799	2,270	2,142	2,302	736

	Year ended December 31,

	1999		2000		2001		2002		2003

Per Share Data(8)	(R$, except numbers of shares)	(US$)	(R$, except numbers of shares)	(US$)	(R$, except numbers of shares)	(US$)	(R$, except numbers of shares)	(US$)	(R$, except numbers of shares)	(US$)(1)

Net income per share(9)
Common	R$ 5.80	—	R$ 13.09	—	R$ 15.11	—	R$ 14.23	—	R$ 14.35	US$ 4.59
Preferred	6.38	—	14.40	—	16.62	—	15.65	—	15.79	5.05
Dividends/interest on capital per share (10)
Common	6.77	US$ 3.72	5.60	US$ 2.98	5.65	US$ 2.43	6.28	US$ 1.92	8.39	2.88
Preferred	7.35	4.09	6.23	3.28	6.21	2.68	6.93	2.11	9.24	3.17
Weighted average number of outstanding share
Common	62,337,807	—	66,614,301	—	72,667,793	—	72,446,557	—	76,960,037	—
Preferred	59,997,794	—	64,382,670	—	70,580,416	—	70,982,956	—	75,860,162	—

	December 31,

	1999	2000	2001	2002	2003	2003

	(R$ in millions)					(US$ in millions)(1)

Consolidated Balance Sheet Data
Assets
Cash and due from banks	R$ 717	R$ 1,155	R$ 1,715	R$ 2,725	R$ 2,473	US$ 790
Interest-earning deposits in other banks	1,136	1,299	2,051	2,379	5,170	1,652
Federal funds sold and securities purchased under agreements to resell	7,847	12,328	11,896	12,674	26,175	8,365
Brazilian Central Bank compulsory deposits	8,540	5,271	8,232	16,057	16,690	5,334
Trading and available for sale securities, at fair value	24,331	22,814	29,872	27,549	43,267	13,827
Securities held to maturity	—	—	—	4,001	3,265	1,044
Loans	28,019	39,439	44,994	52,324	54,795	17,511
Allowance for loan losses	(1,783)	(2,345)	(2,941)	(3,455)	(3,846)	(1,229)
Equity investees and other investments	428	447	521	550	295	94
Premises and equipment, net	2,630	2,680	2,727	2,993	3,106	993
Intangible assets, net	400	875	783	1,778	1,740	556
Other assets	7,771	7,889	8,445	10,300	13,200	4,219

Total assets	R$ 80,036	R$ 91,852	R$ 108,295	R$ 129,875	R$ 166,330	US$ 53,156

Liabilities
Deposits	34,595	36,506	41,092	56,333	58,027	18,545
Federal funds purchased and securities sold under agreements to repurchase	7,814	12,114	14,037	7,633	27,490	8,785
Short-term borrowings	6,013	7,018	8,320	9,639	7,795	2,491
Long-term debt	8,336	9,060	11,499	13,389	20,093	6,421
Other liabilities	15,647	19,175	23,471	31,826	39,260	12,547

Total liabilities	72,405	83,873	98,419	118,820	152,665	48,789

Minority interest in consolidated subsidiaries	288	98	87	203	73	23
Shareholders’ Equity
Common shares(11)	1,933	2,408	2,638	2,638	3,525	1,127
Preferred shares(12)	1,867	2,338	2,562	2,562	3,475	1,110

Capital stock	3,800	4,746	5,200	5,200	7,000	2,237
Total shareholders’ equity	7,343	7,881	9,789	10,852	13,592	4,344

Total liabilities and shareholders’ equity	R$ 80,036	R$ 91,852	R$ 108,295	R$ 129,875	R$ 166,330	US$ 53,156

Average assets(13)	69,604	91,275	101,298	123,447	146,872	46,937
Average liabilities(13)	62,733	84,540	92,293	113,216	134,625	43,024
Average shareholders’ equity(13)	6,574	6,596	8,861	10,015	12,138	3,879

_____________________________
(1)

Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$3.1291 = US$1.00, the Central Bank exchange rate of May 31, 2004. We used the exchange rate of May 31, 2004, instead of December 31, 2003, because there has been a material devaluation in the real – U.S. dollar exchange rate since December 31, 2003. For more information, see “Item 5. Operating and Financial Review and Prospects – Overview — Brazilian Economic Conditions.” Such translations should not be construed as representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

(2)

Beginning January 1, 2003, we classify amounts received in relation to certain private retirement plans as income from insurance premiums. Amounts related to such private retirement plans from periods previous to 2003 have been reclassified to facilitate comparison. As a result, income from pension premiums decreased and income from insurance premiums increased by R$175 million for the period ending December 31, 1999, by R$253 million for the period ending December 31, 2000, by R$330 million for the period ending December 31, 2001 and by R$327 million for the period ending December 31, 2002. These reclassifications do not effect non-interest income, net income, or shareholders’ equity. The private retirement plans offer holders a guaranteed payment of benefits upon death.

(3)	For more information on the results of equity investees, see “Item 5. Operating and Financial Review and Prospects” and note 9 to our consolidated financial statements in Item 18.
(4)	Other non-interest income consists of trading income (losses), net realized gains on available for sale securities, net gain on foreign currency transactions and other non-interest income.
(5)	Operating expenses consists of salaries and benefits and administrative expenses.
(6)	Other non-interest expense consists of amortization of intangible assets, depreciation and amortization and other non-interest expense.
(7)	For more information, see note 11 to our consolidated financial statements in Item 18.

(8)

Per share data reflects, on a retroactive basis, a split of our capital stock on December 22, 2000, in which we issued one new share for each five existing shares. On December 17, 2003, our Board of Directors approved a reverse split of our shares at a 10,000:1 share ratio, which was approved by our shareholders on March 10, 2004. As a result, we had 158,587,942 authorized and issued shares outstanding, no par value, as of December 31, 2003. The shares began trading in this form on the São Paulo Stock Exchange on March 22, 2004.

(9)

For the purposes of calculating earnings per share in accordance with U.S. GAAP, preferred shares are treated in the same manner as common shares. Preferred shareholders are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to the common shareholders. For a description of our two classes of shares, see “Item 10. Additional Information—Memorandum and Articles of Incorporation.” None of our outstanding obligations are exchangeable for or convertible into equity securities. Our diluted net income per share therefore does not differ from our net income per share. Accordingly, our basic and diluted earnings per share are equal in all periods presented. See note 2(u) to our consolidated financial statements.

(10)	Amounts stated in U.S. dollars have been translated from Brazilian reais at the exchange rate in effect on the date of payment of such dividend.
(11)

Common shares outstanding, no par value: 79,836,526 authorized and issued at December 31, 2003; 719,342,690,385 authorized and issued at December 31, 2002 (or 71,934,269, applying the reverse split retroactively); and 730,598,990,385 authorized and issued at December 31, 2001 (or 73,059,899, applying the reverse split retroactively). Data for 2003 reflects the reverse split of our shares at a 10,000:1 share ratio, approved by our Board of Directors in December 2003 and approved by our shareholders in March 2004.

(12)

Preferred shares outstanding, no par value: 78,693,936 authorized and issued at December 31, 2003; 708,537,611,452 authorized and issued at December 31, 2002 (or 70,853,761, applying the reverse split retroactively); and 709,947,011,452 authorized and issued at December 31, 2001 (or 70,994,701, applying the reverse split retroactively). Data for 2003 reflects the reverse split of our shares at a 10,000:1 share ratio, approved by our Board of Directors in December 2003 and approved by our shareholders in March 2004.

(13)	See “Item 4. Information on the Company—Selected Statistical Information.”

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

    During 1999 the real experienced high volatility and suffered a sharp decline against the U.S. dollar. During 2000, 2001 and 2002 the real continued to decline against the U.S. dollar, but during 2003 it appreciated against the U.S. dollar. Under the current free convertibility exchange system, the real may undergo further devaluation or may appreciate against the U.S. dollar and other currencies.

    The following table sets forth the period-end, average, high and low noon buying rate reported by the Federal Reserve Bank expressed in reais per U.S. dollars for the periods and dates indicated:

Noon Buying Rate for U.S. dollars
R$ per US$ 1.00
Period	Period-End	Average(1)	High	Low

1999	R$ 1.8090	R$ 1.8135	R$ 2.2000	R$ 1.2074
2000	1.9510	1.8330	1.9840	1.7230
2001	2.3120	2.3220	2.7850	1.9720
2002	3.5400	2.9420	3.8030	2.3260
2003	2.8950	3.0954	3.6590	2.8230
December	2.8950	—	2.9450	2.8700
2004
January	2.9240	—	2.9450	2.8070
February	2.9150	—	2.9720	2.9040
March	2.9070	—	2.9400	2.8680
April	2.9440	—	2.9590	2.8740
May	3.1110	—	3.2085	2.9620
________________________
(1)	Average of the month-end rates beginning with December of previous period through last month of period indicated. Source: Federal Reserve Bank of New York.

    On June 21, 2004, the noon buying rate reported by the Federal Reserve Bank of New York was R$3.1290 to US$1.00.

    The following table sets forth the period-end, average, high and low selling rate reported by the Central Bank at closing, expressed in reais per U.S. dollars for the periods and dates indicated:

Closing Rate Selling Rate for U.S. dollars
R$ per US$ 1.00
Period	Period-End	Average(1)	High	Low

1999	R$ 1.7890	R$ 1.8019	R$ 2.1647	R$ 1.2078
2000	1.9554	1.8313	1.9847	1.7234
2001	2.3204	2.3226	2.8007	1.9357
2002	3.5333	2.9461	3.9552	2.2709
2003	2.8892	3.0964	3.6623	2.8219
December	2.8892	—	2.9434	2.8883
2004
January	2.9409	—	2.9409	2.8022
February	2.9138	—	2.9878	2.9042
March	2.9086	—	2.9410	2.8752
April	2.9447	—	2.9522	2.8743
May	3.1291	—	3.2051	2.9569
__________________
(1)	Average of the month-end rates beginning with December of previous period through last month of period indicated. Source: Central Bank

    On June 21, 2004, the U.S. dollar selling rate reported by the Central Bank at the close of the day was R$3.1298 to US$1.00.

RISK FACTORS

Risks Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of the preferred shares and ADSs

    Substantially all of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles. In addition, our operations, financial condition and the market price of the preferred shares and ADSs may also be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

  fluctuations in exchange rates;

  base interest rate fluctuations;

  inflation; and

  other political, diplomatic, social and economic developments within and outside of Brazil that affect the country.

    These and other future developments in the Brazilian economy and government policies may reduce Brazilian demand for our services or products, create uncertainty in the financial system, increase our cost of funding and contribute to an increase in our overdue loans portfolio. Any of these results could adversely affect our financial condition, results of operations and market price of our preferred shares and ADSs.

    The Central Bank determines the Brazilian base interest rate, which we refer to as the “base interest rate.” The base interest rate is the benchmark interest rate payable to holders of securities issued by the federal government and traded at the Sistema Especial de Liquidação e Custodia—SELIC (Special System for Settlement and Custody, known as “SELIC”). During 2003, the Central Bank reduced Brazil’s base interest rate by a total of 8.5 percentage points, to 16.5% and during the first five months of 2004 it reduced the rate further to 16.0%.

    In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current or future situation of the Brazilian economy or how the Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

A mismatch between our assets and liabilities denominated in, or indexed to, foreign currencies may lead to substantial losses on these liabilities, a reduction in our revenues, and a decline in the competitiveness of our lending and leasing operations

    The Brazilian currency has periodically been devalued during the last four decades. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the U.S. dollar/real exchange rate increased from R$3.5333 per U.S. dollar at December 31, 2002 to R$2.8892 at December 31, 2003. However, during the first five months of 2004, the value of the real depreciated 8.3% against the U.S. dollar to R$3.1291 per U.S. dollar at May 31, 2004. At June 21, 2004, the U.S. dollar-real exchange rate was R$3.1298 per U.S. dollar.

    A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily the U.S. dollar. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If a devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if their value has not changed in their original currency.

    Conversely, when the value of the real appreciates against the U.S. dollar, we incur losses on our monetary assets denominated in or indexed to foreign currencies and experience gains on our liabilities denominated in or indexed to foreign currencies. If the real appreciates when the value of such assets significantly exceeds the value of such liabilities, we could incur significant losses, even if their value has not changed in their original currency.

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

If Brazil experiences substantial inflation in the future, our revenues and the market price of the preferred shares and ADSs may be reduced

    Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation during the last fifteen years reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994. More recently, Brazil’s rates of inflation were 26.4% in 2002, 7.7% in 2003 and 5.5% for the five months ended May 31, 2004. Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future our costs (if not accompanied by an increase in interest rates) may increase, our operating and net margins may decrease and, if investor confidence lags, the price of our preferred shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

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

  the level of economic activity;

  devaluation of the real;

  inflation; or

  an increase in interest rates,

a greater portion of our customers may not be able to repay loans when due or to meet their debt service requirements, which would increase our past due loan portfolio and could materially reduce our net earnings.

Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies, which may hurt our ability to finance our operations

    Since the end of 1997, and in particular during the last three years, as a result of economic problems in various emerging market countries, including the economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods Brazil has experienced a significant outflow of U.S. dollars and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us.

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

    Developments in other countries have also at times adversely affected the market price of our and other Brazilian companies’ preferred shares, as investors’ perceptions of increased risk due to crises in other emerging markets can lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the current economic situation in Argentina and Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market price of the preferred shares and ADSs may be adversely affected.

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

    If the drought recurs, or if there is no additional investment in power generation, Brazil may experience another energy crisis. If so, the Brazilian government may impose similar measures to reduce electricity consumption in the future, which could reduce our customers’ability to service their debt obligations and therefore adversely affect our operations and net earnings.

State and municipal defaults may adversely affect the market price of the preferred shares and ADSs

    We may be adversely affected by defaults by Brazilian state and municipal governments. In January 1999, the states of Minas Gerais and Rio Grande do Sul suspended payments on debt to Brazil’s federal government and seven states requested renegotiation of their financing agreements with the federal government. Although these states subsequently reinitiated their payments, any future defaults and the perceived risks of further defaults by state and municipal governments may undermine investor confidence, have a negative effect on the Brazilian economy, or negatively impact the relevant region. If the Brazilian economy or any of the regional economies in which we operate were to be adversely affected by a default, our operations and the market price of the preferred shares and ADSs may be adversely affected.

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

Changes in base interest rates by the Central Bank may materially adversely affect our results of operations and profit

    The Central Bank establishes the base interest rates for the Brazilian banking system. In recent years, the base interest rate has fluctuated, with a high of approximately 45% in March 1999 and a low of 15.25% at January 17, 2001. The base interest rate was 26.5% on February 19, 2003, and it remained the same until June 18, 2003. From June 2003 to December 2003, the Central Bank reduced the base interest rate by 9.5 percentage points, to 16.5%. In March 2004 the Central Bank reduced the rate to 16.25%, followed by a further reduction in April to 16.0%. Changes in the base interest rate may materially adversely affect our results of operations because:

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

    On February 29, 2000 we sold Bradesplan, including the available for sale securities, to our wholly-owned subsidiary Paiol Participações e Comércio Ltda., which we call “Paiol,” at its book value. On the same date, we spun off Paiol (including its investment in Bradesplan) to Bradespar S.A. (which we call “Bradespar”) in a transaction similar to a capital distribution. We realized a holding gain of R$1,004 million on the available for sale securities in connection with the spin-off of Paiol to Bradespar. For further information about the Spin-off, see “Item 4. Information on the Company—The Company—History—Spin-off.”

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

    Brazil’s federal government announced the privatization of Instituto de Resseguros do Brasil S.A. (now IRB — Brasil Resseguros S.A.), known as “IRB”, the state controlled reinsurance company. The privatization has been indefinitely suspended and it is currently not possible to know when, or if, such privatization will take place. If IRB is successfully privatized through the sale of controlling interest to one of our competitors, we could face increasing competition and decreased market share in our insurance operations.

A majority of our common shares are held by two shareholders, whose interests may conflict with other investors’ interests

    At December 31, 2003, Cidade de Deus—Companhia Comercial de Participações, which we call “Cidade de Deus Participações,” directly held 47.72% of our common shares and Fundação Bradesco directly held 16.15% and indirectly held 46.85% of our common shares. As a result, these shareholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related-party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Diretoria Executiva and departmental directors, as well as all directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco. The board of trustees has no other members. For more information on our shareholders, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Changes in reserve and compulsory deposit requirements may hurt our ability to be profitable

    In mid-2002, the Central Bank reimposed reserve requirements that had previously been reduced. In addition, it could in the future increase reserve requirements or impose new reserve or compulsory deposit requirements. As of December 31, 2003, the reimposed reserve requirements required us to hold a total of R$3.1 billion of Brazilian government securities that we previously had not been required to hold. As a result, our liquidity available to make loans and other investments was reduced by that amount. In addition, we could be materially adversely affected by changes in compulsory deposit requirements because the monies held as compulsory deposits generally do not yield the same return as our other investments and deposits because:

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

Losses on our investments in marketable securities may have a significant impact on our results of operations and are not predictable

    Marketable securities represent a material portion of our assets, and realized investment gains and losses have had and will continue to have a significant impact on our results of operations. The amounts of these gains and losses, which we record when investments in securities are sold, or in certain limited circumstances when the securities we hold are marked to market, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the market value of the securities, which in turn may vary considerably, and our investment policies. We cannot predict the amount of realized gain or loss for any future period, and variations from period to period have no practical analytical value. Gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation now existing in our consolidated investment portfolio or any portion thereof.

Our strategy of marketing and expanding Internet banking in Brazil could be badly received or more expensive than lucrative

    We have aggressively pursued the use of the Internet for banking and other services to our clients and expect to continue to do so. However, the market for our Internet products is rapidly evolving and is becoming increasingly competitive. We cannot predict whether, or how fast, this market will grow. Moreover, if we fail to adapt effectively to growth and change in the Internet market and technology, our business, competitiveness, or results of operations could be materially affected.

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

Risks Relating to the Preferred Shares and ADSs

As a holder of ADSs you will generally not have voting rights at our shareholders’ meetings

    In accordance with our bylaws and Brazilian corporate law (Brazilian Law No. 6,404/76, as amended by Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as “Brazilian Corporate Law”), holders of our preferred shares, and thus of our ADSs, are not entitled to vote at our shareholders’ meetings except in limited circumstances. This means, among other things, that you, as a holder of ADSs, are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies.

    In addition, in the limited circumstances where the preferred shareholders are able to vote, holders may exercise voting rights with respect to the preferred shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions under Brazilian law or under our bylaws that limit ADS holders’ ability to exercise their voting rights through the depositary bank with respect to the underlying preferred shares. However, there are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our preferred shareholders will either receive notice directly from us or through publication of notice in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary bank, which will in turn, as soon as practicable thereafter, mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary bank how to vote the shares represented by their ADSs. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights will take longer for ADS holders than for holders of preferred shares. ADSs for which the depositary bank does not receive timely voting instructions will not be voted at any meeting.

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

The preferred shares and ADSs do not entitle you to a fixed or minimum dividend

    Holders of our preferred shares and ADSs are not entitled to a fixed or minimum dividend. Pursuant to our bylaws, our preferred shares are entitled to dividends 10% higher than those assigned to our common shares. Although under our current bylaws we are generally obligated to pay our shareholders 30% of our annual net adjusted income, our shareholders, acting at our annual shareholders’ assembly, have the discretion to suspend this mandatory distribution of dividends if the Board of Directors advises them that the payment of the dividend is not compatible with our financial situation. Neither our bylaws nor Brazilian law specifies the circumstances in which a distribution would not be compatible with our financial situation, and our shareholders have never suspended the mandatory distribution of dividends. However, general Brazilian practice is that a company need not pay dividends if such payment would threaten the existence of the company as a going concern or would harm its normal course of operations.

As a holder of ADSs you will have fewer and less well-defined shareholders’ rights than in the United States and certain other jurisdictions

    Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil. Under Brazilian Corporate Law, you and the holders of the preferred shares may have fewer and less well-defined rights to protect your interests relative to actions taken by our Board of Directors or the holders of our common shares than under the laws of other jurisdictions outside Brazil.

    Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, self-dealing and the preservation of shareholder interests may not be as regulated, and regulations may not be as enforced, in Brazil as in the United States, which could potentially disadvantage you as a holder of the preferred shares and ADSs. For example, when compared to Delaware general corporation law, Brazilian Corporate Law and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Brazilian companies must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders’ derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

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

If we issue new shares or our shareholders sell shares in the future, the market price of your ADSs may be reduced

    Sales of a substantial number of shares, or the belief that this may occur, could decrease the prevailing market price of the preferred shares and ADSs by diluting the shares’ value. If we issue new shares or our existing shareholders sell shares they hold, the market price of the preferred shares and, by extension, of the ADSs, may decrease significantly. Such sales also might make it more difficult for us to sell preferred shares and ADSs in the future at a time and a price that we deem appropriate.

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

If you exchange your ADSs for preferred shares, you risk losing the ability to remit foreign currency abroad and Brazilian tax advantages

    Brazilian law requires that parties obtain a certificate of registration from the Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the preferred shares will obtain the necessary certificates from the Central Bank for the payment of dividends or other cash distributions relating to the preferred shares or upon the disposition of the preferred shares. If you exchange your ADSs for the underlying preferred shares, however, you may only rely on the custodian’s certificate for five business days from the date of exchange. Thereafter, you must obtain your own certificate of registration or register in accordance with Central Bank and CVM rules, in order to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares or distributions relating to the preferred shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the preferred shares. For more information, see “Item 10. Additional Information—Exchange Controls.”

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

Devaluation of the real would reduce the U.S. dollar value of distributions and dividends on the ADSs

    A devaluation of the real would reduce the value of distributions and dividends on the ADSs as measured in U.S. dollars, and could therefore reduce the market price of the preferred shares and ADSs.

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

Forward-Looking Statements

    This annual report contains forward-looking statements relating to our business that are based on management’s current expectations, estimates and projections about future events and financial trends affecting our business. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are used to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict and that may be beyond our control. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from the plans, objectives, expectations, estimates and intentions expressed or implied in such forward-looking statements.

    Factors that could cause actual results to differ materially include, but are not limited to:

  changes in regional, national and international economic and business conditions;

  inflation;

  increases in defaults by borrowers and other loan delinquencies;

  increases in the provision for loan losses;

  deposit attrition;

  customer loss or revenue loss;

  our ability to sustain and improve performance;

  changes in interest rates which may, among other things, adversely affect our margins;

  competition in the banking, financial services, credit card services, insurance, asset management and other related industries;

  the market value of Brazilian government securities;

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

Item 4. Information on the Company.

THE COMPANY

    We believe we are the largest private-sector (non-government-controlled) bank in Brazil and in Latin America as a whole in terms of total net worth. We provide a wide range of banking and financial products and services in Brazil and abroad to individuals, small to midsized companies and major local and international corporations and institutions. We have the most extensive private-sector branch and service network in Brazil, which permits us to reach a diverse customer base. Our services and products encompass banking operations such as lending and deposit-taking, credit card issuance, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

    According to information published by the Superintendência de Seguros Privados (the Superintendency of Private Insurance, which is known as “SUSEP”) and by the Agência Nacional de Saúde Suplementar (the National Agency of Supplemental Health, known as “ANS,”) we are the largest insurance, pension plan and títulos de capitalização provider in Brazil on a consolidated basis in terms of insurance premiums, pension plan contributions and income from certificated savings plans. Títulos de capitalização, which we call “certificated savings plans,” are a type of savings account that are coupled with periodic drawings for prizes.

    We are ranked first among Brazilian banks for gross revenues and overall performance according to Forbes Brasil magazine and are the largest Brazilian bank and largest private company in Brazil according to a 2003 ranking by Forbes magazine.

    Some of our subsidiaries rank as the largest companies in Brazil in their respective markets, according to the sources cited in parentheses below:

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

  Bradesco Capitalização S.A., which we call “Bradesco Capitalização,” and which offers certificated savings plans to the public, in terms of the amount of reserves (SUSEP); and

  Together with our other leasing subsidiaries, Bradesco BCN Leasing S.A. Arrendamento Mercantil, which we call “Bradesco BCN Leasing,” in terms of the present value of leasing accounts (Associação Brasileira das Empresas de Leasing (Brazilian Association of Leasing Companies, known as “ABEL”)).

    We are also one of the leaders among private sector financial institutions in third-party resource management and in underwriting debt securities, according to information published by the National Association of Investment Banks, known as “ANBID.”

    For information on other private-sector and public-sector (government-controlled) financial institutions in Brazil, see “—Regulation and Supervision—Principal Financial Institutions.”

    In December 2003, according to information published by the Secretaria da Receita Federal (the “Federal Revenue Service”), we accounted for 20.7% of the total nationwide collections of a tax called the Provisional Contribution on Financial Transactions, known as “CPMF.”Since the CPMF tax is levied on virtually all Brazilian financial transactions, this statistic provides a measure of the percentage of Brazilian financial transactions that we handle.

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

    As of December 31, 2003, we had, on a consolidated basis:

  R$166.3 billion in total assets;

  R$54.8 billion in total loans;

  R$58.0 billion in total deposits;

  R$13.6 billion in shareholders’ equity;

  R$26.4 billion in liabilities related to insurance claim reserves, pension plans, certificated savings plans and pension investment contract operations;

  R$9.0 billion of import and export financing;

  9.4 million insurance policyholders;

  14.5 million checking accounts;

  32.3 million savings accounts;

  2.8 million certificated savings plan holders;

  1,198 of the largest Brazilian and multinational groups of affiliated companies in Brazil as corporate customers;

  6.2 million clients using Internet banking;

  229.4 million calls received by our customer service center during 2003;

  a nationwide network consisting of 3,052 branches, 21,605 ATMs and 2,062 special banking service posts and outlets located on the premises of selected corporate clients; and

  seven branches and six subsidiaries located in New York, the Cayman Islands, the Bahamas, Japan, Argentina and Luxembourg.

    Although our customer base includes individuals of all income levels as well as large, midsized and small businesses, the common citizens of Brazil have traditionally formed the backbone of our clientele. Since the 1960s, we have been a leader in Brazil’s middle to low-end retail banking market.

This segment still has great potential for development and provides us with higher margins than other segments, such as corporate credit operations and securities trading, where we face greater price competition.

    Our large banking network allows us to be closer to our customers, which, in turn, permits our managers to have personal and direct knowledge of our customers, economically active regions and other conditions relevant to our business. This knowledge helps us in assessing and limiting credit risks in credit operations, among other risks, as well as in servicing the particular needs of our clients. Approximately 9.0 million transactions are executed through our Bradesco network every day.

    We organize our operations into two main areas: (1) banking services; and (2) insurance, pension plan and certificated savings plan services. The following diagram provides summary information for our two business areas at and for the year ended December 31, 2003, by segment. See note 25 to our consolidated financial statements in Item 18 for additional segment information.

    As of December 31, 2003, according to the sources cited in parentheses below, we were:

  the leader among private-sector banks in savings deposits, with 19.2% of all savings accounts in Brazil and R$22.1 billion on deposit (Central Bank);

  the largest provider of insurance and private pension plans, with R$11.9 billion in net premiums written and revenues from private pension plans as measured under accounting practices adopted in Brazil (SUSEP/ANS);

  one of the leaders in Brazilian leasing operations, with R$1.4 billion outstanding (ABEL);

  one of the leaders in the placement of debt instruments in Brazil, having participated in 47.9% of the issuances of debt and equity securities registered with the Comissão de Valores Mobiliarios (Securities Commission), known as the “CVM,” during 2003 (ANBID);

  one of the largest private-sector fund and portfolio managers in Brazil, with approximately R$81.5 billion in total third-party assets under management, representing 15.1% of the total Brazilian market (ANBID);

  one of the largest credit card issuers in Brazil, with 7.0 million credit cards (Visa and MasterCard) issued, and credit card billings of R$9.9 billion;

  one of the largest debit card issuers in Brasil, with 34.1 million debit cards issued, and debit card billings of R$6.2 billion; and

  the leader in payment processing and collection in Brazil, with a market share of 30% (Settlement System of the Central Bank).

The following table summarizes our gross revenues by business area for the periods indicated:

	For the Years Ended December 31,

	2001	2002	2003

Banking	(R$ in millions)
Lending Income
Housing loans	R$ 349	R$ 366	R$ 318
Rural loans	375	509	474
Leasing	451	402	307
Other loans(1)	10,497	15,748	11,077

Total	R$ 11,672	R$ 17,025	R$ 12,176

Income from services
Asset management fees	540	466	609
Collection fees	544	556	601
Credit card fees	288	327	349
Fees charged on checking account services	802	828	1,025
Fees for receipt of taxes	144	158	175
Interbank fees	225	254	250
Other services	323	305	454

Total	R$ 2,866	R$ 2,894	R$ 3,463

Insurance and pension plans (2)
Insurance Income
Health	2,178	2,333	2,649
Life and accident	1,196	1,257	1,502
Automobile, property and liability	1,572	1,718	1,998

Total	R$ 4,946	R$ 5,308	R$ 6,149

Pension plan income	713	21	64

________________________
(1)	Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.
(2)	Excludes private pension investment contracts. See “—Insurance, Pension Plans and Certificated Savings Plans.”

    We do not break down our revenues by geographic market within Brazil and less than 10% of our revenues come from international operations. For more information on our international operations, see “—Banking—International Banking.” For a discussion of our principal capital expenditures from 2001 through December 31, 2003, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

    The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2003 (all of which are consolidated in our financial statements in Item 18). With the exception of Banco Bradesco Argentina, which is incorporated in Argentina, all of these material subsidiaries are incorporated in Brazil. For more information regarding the consolidation of our material subsidiaries, see note 1 to our consolidated financial statements in Item 18.

History

    We were founded in 1943 as a commercial bank under the name “Banco Brasileiro de Descontos S.A.” In 1948 we began a period of aggressive expansion, which led to our becoming the largest private-sector commercial bank in Brazil by the end of the 1960s. We expanded our activities nationwide during the 1970s, entering into urban and rural Brazilian markets. In 1988 we merged with our real estate finance, investment bank and consumer credit subsidiaries to become a multiple service bank and changed our name to Banco Bradesco S.A.

    Recent Important Acquisitions and Joint Ventures

    Acquisition of BCN, BANEB and Boavista

    In December 1997 we acquired 94.0% of the voting shares and 53% of the total shares of Banco de Crédito Nacional, which we call “BCN,”for R$760 million. By the end of July 1998 we had bought all the outstanding shares of BCN, transforming it into our wholly-owned subsidiary. BCN has traditionally focused on midsized corporate clients as well as on high-net-worth individuals, with credit to large corporate clients and smaller retail clients, both corporate and individual, assuming a secondary role. BCN’s success in establishing itself in its target markets was one of the key reasons we acquired it.

    In June 1999 we purchased 94.0% of the shares of Banco do Estado da Bahia, which we call “BANEB,” for R$260 million at a privatization auction. BANEB’s banking business was concentrated in the state of Bahia, and its business operations were focused on retail banking. BANEB’s customer base consisted primarily of employees and government agencies of the state of Bahia. BANEB’s strong brand recognition and large customer base were the key reasons we acquired it.

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

    We used the purchase method of accounting to account for the acquisitions of BCN, BANEB and Boavista, which are consolidated in our U.S. GAAP consolidated financial statements on an ongoing basis from the date of their acquisition.

    Until January 2004, we generally operated BCN as a separate financial institution, maintaining its distinct identity, branch network and market niche. In February 2004, however, we transferred its branches, assets and related liabilities to Bradesco at book value.

    Until April 2001, Boavista’s branches operated under Boavista’s name, but under BCN’s management. In April 2001, we transferred the branches and the related assets and liabilities of Boavista to BCN by means of a partial spin-off, which was accounted as a transfer of assets and liabilities for book value.

    BANEB’s branches operated under BANEB’s name, but under Bradesco’s management, until September 2001. On September 17, 2001, BANEB transferred its branches and related assets and liabilities to Bradesco at book value.

    We have adopted common criteria for credit risk and exposure limits with BCN, BANEB and Boavista as well as for human resources management and policies. We have also consolidated our subsidiaries’ treasury operations, services to large corporate clients and foreign exchange services with our own.

    BUS—Serviços de Telecomunicações Joint Venture

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

    Under the joint venture agreement, Unibanco agreed with us to have BUS Holding transfer all of its shares of BUS to a subsidiary of Portugal Telecom, once the proposed transfer was approved by the Agência Nacional de Telecomunicações, known as “ANATEL.” The parties also agreed that BUS would provide Unibanco and us with telecommunications services under service agreements for five years. In consideration for the right to acquire the shares of BUS and the direct and indirect benefits of the service agreements, Portugal Telecom, through a subsidiary, made to BUS Holding an initial payment of R$548 million, of which R$335 million corresponds to our ownership share of BUS Holding. For U.S. GAAP accounting purposes, the transaction was not reflected in our December 31, 2000 financial statements, as the sale was still subject to regulatory approval at December 31, 2000. The transaction is reflected on our December 31, 2001 financial statements and will continue to be reflected in our financial statements for the following five years. Also as part of the BUS transaction, in December 2000 we bought shares in Portugal Telecom for our own account for a total of R$50 million, and in February 2001 Portugal Telecom’s subsidiary paid to BUS Holding an amount in reais equivalent to US$23 million as a capital contribution.

    In June 2001, under the terms of an amendment to the joint venture agreement, we and Unibanco caused BUS Holding to transfer 19.9% of the common (voting) shares and 100% of the preferred (non-voting) shares of BUS to a subsidiary of Portugal Telecom. BUS became the operator of our and Unibanco’s respective corporate telecommunications networks on July 1, 2001. The transaction became final in 2002, with the approval of ANATEL, the transfer of the remaining 80.1% of the common shares of BUS to the Portugal Telecom subsidiary and the liquidation of BUS Holding.

    Postal Service Correspondent Offices

    On August 22, 2001, we won a public bidding process organized by the Empresa Brasileira de Correios e Telégrafos — ECT, the government owned postal company, which we refer to as the “Postal Service,” to offer banking services through correspondent offices established in post offices under the brand name “Postal Bank.” Through our service contract with the Postal Service, we have the exclusive right to offer banking services at the approximately 5,500 post offices of the Postal Service, which will be used to supplement the national financial system. The agreement provides that we have the right to keep our correspondent offices in the post offices for a period of five years following the installation of the last such office, which we expect will be in 2004.

    Upon signing the agreement in September 2001 and in consideration for services to be provided by their network of post offices, we paid the Postal Service approximately R$200 million, which will be amortized through the life of the agreement. In addition, we pay the Postal Service a percentage of the fees that we receive from customers that use the points of service created under the agreement.

    We opened the first correspondent office under this project on March 25, 2002, in the state of Minas Gerais. By December 31, 2003, we had opened correspondent offices in 4,000 Postal Service offices, with 1.2 million new accounts.

    At the time we entered into the agreement, 1,590 of the cities and towns served by the Post Office had no banking services. Through our correspondent offices, we now offer banking services in 1,164 of those towns. At our Postal Bank correspondent offices we offer our clients the following services:

  receiving and remitting requests to open bank accounts and credit applications;

  making deposits in and withdrawals from accounts;

  providing balance and account information;

  extending collection and payment services under agreements with third parties;

  collection services for negotiable instruments and utility bills (e.g., water, energy, telephone);

  payment of social security benefits; and

  collecting state and municipal taxes and the Fundo de Garantia por Tempo de Serviço, or “FGTS,” the government severance indemnity fund for employees.

    These services are provided to Postal Bank customers by employees of the Postal Service that we have trained, although we make all decisions regarding opening bank accounts for and granting credit to our Postal Bank customers.

    Banco do Brasil S.A., which we call “Banco do Brasil,” and Caixa Econômica Federal also offer banking services through their own correspondent offices in locations such as bakeries, pharmacies, and grocery stores. We believe that we offer more services through our correspondent offices than other banks do through theirs.

    Acquisition of BBV Banco

    On January 10, 2003, we entered into an agreement with Banco Bilbao Vizcaya Argentaria S.A., which we call “BBVA,” to acquire all of the shares of Banco Bilbao Vizcaya Argentaria Brasil S.A. and its controlled companies, which we call “BBV Banco,” from BBVA. Our primary goal in making the acquisition was to improve our productivity and competitiveness by incorporating BBV Banco’s resources into our own and to develop our business with Spanish entities investing in Brazil.

    The Central Bank approved the transaction on May 21, 2003, and BBV Banco became our wholly-owned subsidiary on June 9, 2003 when our shareholders and BBVA’s board of directors approved the exchange of BBV Banco’s shares for our newly issued shares. As of May 31, 2003, nine days prior to the approval, BBV Banco had total assets of R$10.3 billion, net equity of R$2.4 billion, 439 branches and 76 banking posts.

    In accordance with the terms of the agreement on June 9, 2003, we made a one-time cash payment of R$1,864 million to BBVA in return for 1,523,283,014 common shares and 3,108,708,264 preferred shares of BBV Banco, equal to 49.00% of its common shares and 99.99% of its preferred shares. In addition, in exchange for the remaining 51.00% of BBV Banco’s common shares and 0.01% of its preferred shares, which were valued at R$630 million, we issued, for distribution to BBVA, common and preferred shares equal to 4.4% of our share capital and valued at R$630 million. In the exchange we received 1,585,490,409 common shares and 32,570 preferred shares of BBV Banco at a ratio of 44.422475667 of our shares (of which 22.379315072 were common shares and 22.043160595 were preferred shares) for each share of BBV Banco. We have included BBV Banco’s results in our financial statements starting from June 1, 2003.

    Subsequent to our acquisition of BBV Banco, BBVA increased its percentage ownership of our shares through purchases of our shares on the São Paulo Stock Exchange, known as “BOVESPA.” As of December 31, 2003 it held 5.0% of our common shares and 5.0% of our preferred shares. For more information on BBVA, see “Item 7. Major Shareholders and Related Party Transactions—BBVA.”

    In October 2003, we changed BBV Banco’s name to Banco Alvorada S.A., which we call “Banco Alvorada.”

    The Shareholders’ Agreement

    On June 9, 2003, our controlling shareholders Cidade de Deus Participações and Fundação Bradesco, which together hold 63.9% of our voting shares and which we call our “Controlling Shareholders,” reached an agreement with our shareholder BBVA, which we call the “Shareholders’ Agreement.”Under the terms of the Agreement, BBVA has the right to appoint one member of our board of directors. Accordingly, José Fonollosa García was appointed to our board of directors on June 9, 2003, as BBVA’s representative. The Shareholders’ Agreement provides that BBVA will have this right so long as BBVA owns at least 3.94% of our voting capital. However, BBVA will not lose this right if its shareholding falls below this percentage threshold due to an increase in our capital stock in which our shareholders, including BBVA, are not given preemptive rights.

    In addition, under the Shareholders’ Agreement our Controlling Shareholders have the right of first refusal if BBVA wishes to sell some or all of its holding of our common shares pursuant to an offer received from a third party. If they exercise this right, they must purchase from BBVA all the shares that are the subject of the offer at the price offered by the third party. Transfers of our shares to any affiliate of BBVA are exempt from this provision.

    Under the Shareholders’ Agreement BBVA has a right, which expires on the seventh anniversary of the Shareholders’ Agreement, to require our Controlling Shareholders to purchase some or all of BBVA’s holding of our common shares, under either of two models:

  Beginning on the second anniversary of the Shareholders’ Agreement, BBVA can require our Controlling Shareholders to purchase a percentage of its holdings for cash: 1/3 after two years, 2/3 after three years, and the entirety of its holding after four years.

  Alternatively, at any time after the second anniversary of the Shareholders’ Agreement, BBVA can require our Controlling Shareholders to buy the entirety of its holdings of our common shares, with 1/3 of the purchase price to be paid at the time of the initial sale, 1/3 to be paid one year after the sale and 1/3 two years after the sale. The Shareholders’ Agreement includes a mechanism to protect BBVA against devaluation risk on the second and third payments, which will also bear interest.

    If BBVA exercises its put option, our Controlling Shareholders will pay for the shares at a price based on the price of our common shares on BOVESPA. If the Controlling Shareholders cease to control us, the put option will expire 30 days after the change in control.

    Finally, we have a center of operations, known as the “Spanish Desk,” which is headed by an officer appointed by BBVA and dedicated to recognizing opportunities to provide banking services and to strengthening our relationship with the Spanish community in Brazil, as well as a team of customer service personnel dedicated to serving Spanish clients with business in Brazil and Brazilians with interests in Spain or other Latin American countries. Under the Shareholders’ Agreement, so long as BBVA owns at least 3.94% of our voting capital, we must continue to operate the Spanish Desk and dedicated team of personnel.

    Other Acquisitions and Joint Ventures in 2002 and 2003

    On January 3, 2002, we entered into a strategic partnership with Ford Credit Holding Brasil Ltda. The partnership enables us to provide vehicle funding and leasing services originated by Ford Comércio e Serviços Ltda. to the clients of the Ford dealership network in Brazil. Pursuant to the arrangement, we acquired all the capital stock of Ford Leasing S.A. — Arrendamento Mercantil, which we call “Ford Leasing,” an automobile leasing company. We also acquired the consumer loan portfolio of Banco Ford S.A., which we call “Banco Ford,” a bank owned by Ford Motor Company that provided financing for sales made through the Ford dealership network. A company in the BCN Group, Banco Finasa S.A. (formerly known as Continental Banco S.A.), which we call “Banco Finasa,” which specializes in promoting sales of various financial products, provides customer service to customers of the Ford dealership network.

    On January 13, 2002, we acquired control of Banco Mercantil de São Paulo S.A., known as “Banco Mercantil,” and its controlled companies. Banco Mercantil is a 67-year-old financial institution that in 2001 had 220 branches in Brazil, three branches abroad and 162 banking posts. At December 31, 2001 its assets totaled R$8,391 million, under accounting practices adopted in Brazil. The transaction was concluded on March 25, 2002. In the transaction we acquired 2.8 billion common shares and 2.3 billion preferred shares of Banco Mercantil, representing 90.1% of its voting capital and 74.2% of its nonvoting capital, for R$1,324.0 million, at a purchase price of R$0.270047 per share. We financed R$528.0 million of this amount through the issuance of subordinated notes with a term of ten years and, on September 30, 2002, acquired 4.46% of the voting capital of Banco Mercantil through BOVESPA for R$62.0 million.

    On March 31, 2003, we purchased the minority shareholders’ shares of Banco Mercantil and converted it into a wholly-owned subsidiary of Bradesco. We purchased the remaining shares of Banco Mercantil at a ratio of 23.94439086 of our shares (of which 12.06279162 was common shares and 11.88159924 was preferred shares) for each Banco Mercantil share. On May 19, 2003, Banco Mercantil transferred control of its agencies, assets and liabilities to Bradesco for their book value.

    On January 24, 2002, we acquired control of Banco do Estado do Amazonas S.A. — BEA, which we call “BEA,” through a bidding process. At December 31, 2001, BEA had 36 branches and 49 banking posts as well as R$560 million in total assets, under accounting practices adopted in Brazil. We purchased 5.8 billion common shares and 4.1 billion preferred shares, representing 89.5% of BEA’s voting capital and 87.5% of its nonvoting capital, for a purchase price of R$182.9 million. On June 10, 2002, BEA transferred its branches, assets and liabilities to Bradesco for their book value.

    On January 8, 2002, we signed an agreement with Deutsche Bank S.A., which we call “Deutsche Bank,” a German bank, in order to acquire Deutsche Bank Investimentos DTVM S.A., its securities brokerage subsidiary, which as of December 31, 2001 had a total of R$2.2 billion in assets under management. We acquired Deutsche Bank Investimentos DTVM S.A. on March 1, 2002. BRAM — Bradesco Asset Management Ltda., manages these assets with the assistance of a Consulting Committee formed by professionals of Bradesco and Deutsche Bank.

    On February 24, 2002, we entered into an agreement to acquire 100% of the shares of Banco Cidade S.A. and its controlled companies, which we call “Banco Cidade.” This transaction was concluded on June 7, 2002, at a cost of R$385.4 million. On June 21, 2002, Banco Cidade’s branches, assets and liabilities were merged into BCN at book value.

    On November 6, 2003, we signed an agreement with the controlling shareholders of Banco Zogbi S.A. to acquire all of its capital and all of the capital of Promovel Empreendimentos e Serviços Ltda, Promosec Cia. Securitizadora, Zogbi Leasing S.A. Arrendamento Mercantil and Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda, collectively known as the “Zogbi Institutions,” for R$650 million. The Zogbi Institutions have been engaged for over 40 years in financing activities, including in the areas of consumer, personal, credit card and vehicle credits. The Zogbi Institutions had, as of September 30, 2003, total assets of R$833 million, credit operations valued at R$520 million and a net worth of R$335 million.

    On February 10, 2004, we acquired control of Banco do Estado do Maranhão S.A. — BEM, which we call “BEM,” in its privatization by the government through a share auction. On December 31, 2003, BEM had 76 branches and 125 ATMs, and its assets totaled R$766 million. In the transaction we acquired 324.2 million common shares of BEM, without par value, representing 89.96% of BEM’s capital, for R$78 million.

    Upon our 2003 acquisition of BBV Banco it became our significant subsidiary, in accordance with Rule 1-02 of Regulation S-X. Since the significance test was not met at the 20% level, we do not include separate financial statements for BBV Banco, now Banco Alvorada. None of our other acquisitions made since January 1998 have involved the acquisition of a significant subsidiary.

    Insurance and Other Operations

    We acquired control of Bradesco Seguros, previously Atlântica Companhia Nacional de Seguros, in 1983. Between 1983 and 2000, Bradesco Seguros acquired interests in six other entities through joint ventures and acquisitions, and maintained six subsidiaries to comply with regulatory requirements. These acquisitions and joint ventures, as well as the formation of these new entities, have enabled Bradesco Seguros to develop into one of the leading insurers in Brazil. In 1998, Bradesco Seguros incorporated Bradesco International Health Service, a health insurance subsidiary in Miami, in order to provide insurance services to our clients who are traveling abroad.

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

Contact Information

    We are a sociedade anônima organized under the laws of Brazil. Our head offices are located at Cidade de Deus, Vila Yara, 06029-900, Osasco, SP, Brazil, and our telephone number at our head office is (55-11) 3684-5376. Our agent for service of process in the United States is CT Corporation, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Business Strategy

    Our principal objective is to consolidate our position as the leading private full service financial institution in the Brazilian market, increasing our profitability, maximizing our shareholders’ value and generating an above-average return in comparison with other Brazilian financial institutions. The key elements of our business strategy are to:

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

    Expand through organic growth in core business areas

    Despite the recent fluctuations in the value of the real and in interest rates and the currently uncertain economic situation, we believe that the Brazilian economy is fundamentally sound and will, over time, produce strategic opportunities for growth in the financial and insurance industries. We plan to take advantage of these opportunities when they arise to increase our revenue, build profitability and maximize shareholder value by:

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

  using our customer base to offer our products and services more widely and to increase the average number of products used per checking account from 4.6 as of December 2003 to an average of 6.0 products per checking account by December 2004;

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

  continuing to expand our pension and asset management revenues; and

  continuing to build our base of high-income clients by offering a wide range of personalized products and services, with the goal of enhancing our asset management services.

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

    prioritizing insurance underwriting opportunities according to the “risk spread”—that is, the difference between the income expected under an insurance contract and the actuarially determined amount of claims likely to be paid under that contract;

    entering into hedging transactions, so as to avoid mismatches between the actual rate of inflation on one hand and provisions for interest rate and inflation adjustments in long-term contracts on the other;

    entering into reinsurance agreements with well-known reinsurers through IRB to reduce exposure to large risks; and

    if IRB is privatized, engaging in the reinsurance business through partnership with well-known reinsurers, building on our interest in IRB.

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

  continuing to install Internet access stations, which we call “WebPoints,” in public places, enabling clients to reach our Internet banking system whether or not they have access to a personal computer;

  expanding our mobile banking service, which we call “Bradesco Mobile Banking,” which allows customers to conduct their banking business over the Internet with compatible cellular handsets; and

  providing “Pocket Internet Banking” for hand-held devices and personal digital assistants or “PDAs” that allow our clients to check their checking and savings account information, review recent credit card transactions, make payments, transfer funds and obtain information relating to us and our services.

    Build profitability and shareholder return through efficiency

    We intend to improve on our already high levels of efficiency by:

  maintaining austerity as the basis of our policy of cost control;

  continuing to reduce our operational costs through investments in technology that reduce our per-transaction operational costs, emphasizing our existing automated channels of distribution, including our telephone, Internet and ATM distribution systems; and

  continuing to merge the back-office platforms of acquired institutions such as BCN and the Zogbi Institutions into our existing system to eliminate overlaps, redundancies and potential inefficiencies.

    Enter into strategic alliances and selective acquisitions

    We continually evaluate potential strategic alliances and consolidation opportunities, including proposed privatizations and acquisitions, as well as other methods that offer potential opportunities either to increase our market share or improve our efficiency. In addition to focusing on value and asset quality, we consider the potential operating synergies, opportunities for cross-selling, acquisition of know-how and other advantages of a potential alliance or acquisition. Nonetheless, our analysis of prospective opportunities is guided by the impact they would have on our results.

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

  international banking; and

  asset management services.

    Our diverse customer base includes both individuals and large, midsized and small companies in Brazil. Historically we have cultivated a stronger presence among the broadest segment of the Brazilian market, consisting primarily of middle- and low-income persons. In the 1990s, we reached out to corporations and high-net-worth individuals to complement our traditional market. Since 1999 we have built our Corporate Department, which serves our corporate clients that have annual revenues of R$180 million or more, and a Private Banking Department, which serves individual clients who have a minimum of R$1.0 million available for investment. In 2002 we created the “Bradesco Empresas Department,” which is responsible for corporate clients that have an annual income of between R$15 and R$180 million, with the goal of expanding our business in the “middle corporate market” sector. In May 2003, we launched Bradesco Prime, a new division of Bradesco that offers services to individual clients who have either income of at least of R$4,000 per month or R$50,000 available for immediate investment.

    The following diagram shows the principal elements of our banking activity as of December 31, 2003:

    The following table sets forth selected financial data for our banking segment for the periods indicated:

	As of and for the year ended December 31,

	2001	2002	2003

	(R$ in millions)
Income statement data:
Net interest income(1)	R$ 7,497	R$ 10,436	R$ 10,034
Provision for loan losses	(1,763)	(2,543)	(2,034)
Non-interest income(1)	3,147	2,304	4,041
Non-interest expense	(6,990)	(8,630)	(10,424)
Income before taxes and minority interest(1)	1,891	1,567	1,617
Taxes on income	(383)	22	24
Accounting adjustment(2)	—	27	—
Income before minority interest(1)	1,508	1,616	1,641
Minority interest	5	(9)	(6)

Net income	1,513	1,607	1,635

Balance sheet data:
Total assets	93,027	106,115	134,767

Selected results of operations data:
Interest income:
Interest on loans	11,672	17,027	12,176
Interest on securities	2,215	3,031	1,895
Interest on federal funds sold and securities purchased under agreements to resell	2,261	2,947	3,861
Interest on deposits in other banks	201	285	315
Interest on Brazilian Central Bank compulsory deposits	299	2,058	1,459
Other	14	32	62
Interest expense:
Interest on deposits	(3,286)	(4,824)	(6,401)
Interest on federal funds purchased and securities sold under agreements to repurchase	(1,921)	(2,051)	(2,855)
Interest on short-term borrowings and on long-term debt	(3,958)	(8,069)	(478)
Fee and commission income	2,720	2,803	3,225
______________________________
(1)	Income from customers external to segment.
(2)	For more information, see note 11 to our consolidated financial statements in Item 18.

    Deposit-taking Activities

    We offer a variety of deposit products and services to our customers through our branches, including:

  checking accounts, which do not bear interest;

  traditional savings accounts, which currently earn the Brazilian reference rate, the taxa referencial, known as the “TR,” plus 0.5% per month;

  time deposits, which are represented by certificados de depósito bancário (Bank Deposit Certificates, or “CDBs”), and earn interest at a fixed or floating rate; and

  deposits from financial institutions, which are represented by certificados de depósito interbancário (Interbank Deposit Certificates, or “CDIs”), and which earn the interbank deposit rate.

    At December 31, 2003, we had 14.5 million checking accounts, with 13.4 million individual account holders, and 1.1 million corporate account holders, and 32.3 million savings accounts. As of December 31, 2003, deposits (excluding deposits from financial institutions) totaled R$58.0 billion. At that date, we had an 19.2% share of the Brazilian savings deposit market, according to Central Bank information.

    The following table sets forth a breakdown by product type of our deposits at the dates indicated:

	December 31,

	2001		2002		2003

	(R$ in millions, except percentages)
Deposits from Customers
Demand deposits	R$ 8,061	19.6%	R$ 13,374	23.7%	R$ 12,912	22.3%
Brazilian currency	8,043	19.5	12,837	22.7	12,647	21.8
Foreign currency	18	0.1	537	1.0	265	0.5

Savings deposits	18,311	44.6	20,731	36.8	22,140	38.1
Brazilian currency	18,311	44.6	20,731	36.8	22,140	38.1
Foreign currency	—	—	—	—	—	—

Term deposits/certificates of deposit	14,679	35.7	22,202	39.4	22.944	39.5
Brazilian currency	13,154	32.0	19,574	34.7	19,003	32.7
Foreign currency	1,525	3.7	2,628	4.7	3,941	6.8

Total deposits from customers	41,051	99.9	56,307	99.9	57,996	99.9

Deposits from financial institutions	41	0.1	26	0.1	31	0.1

Total	R$ 41,092	100.0%	R$ 56,333	100.0%	R$ 58,027	100.0%

    We offer our clients some additional special services, such as:

  the “Easy-Checking Account,” a combination checking account and savings account in which, after the lapse of a pre-set period (the length of which is determined by regulation), deposited funds earn interest at the same rate as our savings accounts, unlike our ordinary checking accounts, which earn no interest;

  “identified deposits,” which allow our clients to identify deposits made in favor of a third party through the use of a personal identification number; and

  real-time banking transfers from a checking or savings account to another checking or saving account or between checking and savings accounts, including accounts at other banks.

    Credit Operations

    The following table sets forth a breakdown by product type of our credit operations in Brazil, in each case at the dates indicated:

	December 31,

	2001	2002	2003

	(in R$ million)
Loans outstanding by product type:
Consumer credit operations	R$ 8,184	R$ 9,302	R$ 11,365
Real estate financing	1,789	1,627	1,512
Loans from Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”)	7,020	7,848	7,226
Other local corporate loans	11,122	12,309	13,930
Rural credit	2,959	3,922	4,404
Leasing	1,667	1,506	1,364
Credit cards	973	1,164	1,373
Import and export financings	6,635	9,154	9,048
Other foreign loans	2,388	3,151	2,429

Total	42,737	49,983	52,651

Non-performing loans	2,257	2,341	2,144

Total	R$ 44,994	R$ 52,324	R$ 54,795

    The following table sets forth a summary of the concentration of our outstanding loans by borrower size.

	December 31,

	2001	2002	2003

Borrower size:
Largest borrower	1.0%	1.6%	1.5%
10 largest borrowers	7.4	9.3	10.1
20 largest borrowers	11.6	14.9	15.3
50 largest borrowers	19.9	25.5	24.4
100 largest borrowers	27.2	33.3	31.6

    Consumer Credit Operations

    We provide a significant volume of personal loans to individual customers, which diminishes the impact of any one loan on the performance of our portfolio and helps build customer loyalty. Such loans consist primarily of:

  short-term loans, extended by our branches to holders of our checking accounts and, within certain limits, through our ATM network, which had an average maturity of seven months and on which interest accrued at an average rate of 3.1% per month as of December 31, 2003;

  automobile financing loans, which had an average maturity of nine months and on which interest accrued at an average rate of 2.5% per month as of December 31, 2003; and

  overdraft loans on checking accounts, which are, on average, repaid in one month and which carried interest rates varying from 4.8% to 8.1% per month as of December 31, 2003.

    We also provide revolving credit facilities and traditional term loans. At December 31, 2003 we had outstanding advances, overdrafts, automobile financings, consumer loans and revolving credit loans in an aggregate amount of R$11.4 billion. This consumer lending represented 20.7% of our credit portfolio as of that date. On the basis of loans outstanding at that date, we had a 6.8% share of the Brazilian consumer loan market, according to information published by the Central Bank.

    Real Estate Financing

    At December 31, 2003, we had 39,484 residential mortgage loans outstanding. Our market share of real estate financings in 2003 reached 26.6%, taking into account construction financing in the civil construction sector, according to information published by the Central Bank. On December 31, 2003, the aggregate outstanding amount of our residential mortgage loans amounted to R$1.5 billion, representing 2.8% of our credit portfolio.

    Our residential mortgage financings are made by either the Sistema Financeiro Habitacional, which we call the “SFH,” or the Carteira Hipotecária Habitacional, which we call the “CHH.” Loans from both portfolios are made at annual interest rates of 12% to 18% plus TR.

    Residential loans from the SFH:

  have a stated maturity of 5 to 15 years; and

  are subject to fewer taxes than loans made by the CHH.

    Residential loans from the CHH:

  typically have a 5 year maximum maturity; and

  are subject to greater taxes than the SFH loans.

    Our financings to individuals for construction have a stated maturity of up to 18 months and a repayment period lasting between 2 and 10 years. Payments are made on a floating-rate basis of TR plus 12% per year for SFH loans and TR plus 18% per year for CHH loans.

    We also extend financing to corporate customers under the SFH. These financings, which are for construction, typically have a maturity of up to 24 months and repayment begins within two years after the formal conclusion of the construction. We make these loans on a floating-rate basis of TR plus 14% per year during the construction stage and TR plus 12% per year after construction has been completed.

    Central Bank regulations require us to provide an amount of residential real estate financing equal to at least 65% of the balance of our savings accounts. Amounts that can be used to satisfy this requirement include, in addition to direct residential real estate financings, mortgage notes, charged-off residential real-estate loans, and certain other financings, all as specified in guidance issued by the Central Bank. At December 31, 2003, we were in compliance with the legal minimum requirement. We generally do not finance more than 60% of the purchase price or the market value of a property, whichever is lower.

    We currently hold 10% of the voting capital of Companhia Brasileira de Securitização, also known as “CIBRASEC.” CIBRASEC is a special purpose vehicle controlled by several Brazilian financial institutions that is engaged in the securitization of housing loans.

    On-lending of BNDES Loans

    The Brazilian government has a program to provide government-funded long-term loans with below-market interest rates to sectors of the economy that it has targeted for development. Under this program, we borrow funds from either (1) Banco Nacional de Desenvolvimento Econômico e Social, also known as “BNDES,” which is a Brazilian development bank wholly owned by the federal government, or (2) Agência Especial de Financiamento Industrial—FINAME, also known as “FINAME,” the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on the loans based on the borrowers’ credit. The on-lending, which is at our risk, is always secured. For a discussion of our BNDES Loans, see note 14 to our consolidated financial statements.

    According to BNDES, we are the biggest private bank on-lender of BNDES loans, which we lend primarily to small corporate customers in the industrial sector. Our on-lending portfolio was R$7.2 billion on December 31, 2003, representing 13.2% of our credit portfolio at that date.

    Other Corporate Lending

    We provide traditional loans for the ongoing needs of our corporate clients. We had approximately R$13.9 billion of outstanding corporate loans, accounting for approximately 25.4% of our credit portfolio, at December 31, 2003. We offer a variety of lending options to our Brazilian corporate clients, including:

  short-term loans of 29 days or less;

  working capital loans to cover our customers’ cash needs;

  guaranteed checking accounts;

  rotating credit lines;

  discounting of trade receivables; and

  merchandise financing.

    These lending products generally bear an interest rate of between 1.7% and 4.3% per month.

    Rural Credit

    We extend loans to the rural sector that are financed from our compulsory deposits with the Central Bank and our own resources. At December 31, 2003, we had outstanding 31,221 rural loans totaling R$4.4 billion, representing 8.0% of our credit portfolio. In accordance with Central Bank regulations, we make loans using funds from our compulsory deposits at a fixed rate, which was 8.75% per annum at December 31, 2003. The maturity of these loans generally matches the cycle of the corresponding crop. As security for such loans, we generally obtain a mortgage on the land where the activity being financed is conducted.

    As with housing loans, Central Bank regulations establish an obligation to extend rural sector credits. Current Central Bank regulations require us to use at least 25% of our checking account deposits to provide rural credit. If we do not meet the 25% threshold, we must deposit the unused amount in a non-interest-bearing account with the Central Bank.

    Micro Credit

    We extend micro credit to low-income persons and small companies, in accordance with Central Bank regulations requiring that banks direct a portion of their cash deposits to such credit transactions.

We began extending such micro credits in August 2003. At December 31, 2003, we had outstanding 228,891 micro credit loans totaling R$102.5 million, representing 0.2% of our credit portfolio. As of June 11, 2004, we had lent R$345.7 million to our micro credit clients.

    In accordance with Central Bank regulations, the loans have a maximum effective interest rate of 2% per month. The relevant CMN regulations mandate that the maximum amount loaned to any borrower be limited to R$600.00 for individuals and R$1,000.00 for small companies.

    Leasing Operations

    According to ABEL, as of December 31, 2003, the value of our outstanding leases was one of the largest among private leasing operations in Brazil, as measured by the discounted present value of the leasing portfolio. According to ABEL, the aggregate discounted present value of the leasing portfolios of leasing companies in Brazil on December 31, 2003 was R$9.1 billion, of which we had a market share of 16.02%.

    On December 31, 2003, we held approximately 30,000 outstanding leases with an aggregate value of R$1.4 billion, representing 2.5% of our credit portfolio. At December 31, 2003, U.S. dollar-indexed leases made up 1.1% of our leasing portfolio. The size of our leasing portfolio was R$1.7 billion (under approximately 91,000 contracts) at December 31, 2001 and R$1.5 billion (under approximately 57,000 contracts) at December 31, 2002.

    The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

    Most of our leases are financial (as opposed to operational) leases, and our leasing operations primarily involve the leasing of cars, trucks, material handlers, aircraft and heavy machinery. In 2003, approximately 52.1% of our outstanding leases were automobile leases, as compared to 56% for the Brazilian leasing market as a whole.

    As of December 31, 2003, we conducted our leasing operations through our primary leasing subsidiary, Bradesco BCN Leasing, and Banco Finasa.

    Prior to 2003, we used six additional subsidiaries in conducting our leasing operations. Through a transfer of assets and liabilities and a spin-off of assets at the end of 2002, those subsidiaries were merged into our subsidiary BCN Leasing Arrendamento Mercantil S.A. In February 2003, BCN Leasing Arrendamento Mercantil S.A. in turn merged with Bradesco Leasing S.A. Arrendamento Mercantil to form Bradesco BCN Leasing S.A. Arrendamento Mercantil. In addition, our subsidiary Finasa Leasing Arrendamento Mercantil S.A. merged into Bradesco BCN Leasing in April 2003 and Bradesco BCN Leasing acquired the leasing portfolio of BBV Leasing Brasil S.A. Arrendamento Mercantil in September 2003.

    We obtain funding for our leasing operations primarily through the issuance of debentures and notes in the domestic and international markets and through borrowings of foreign currency-denominated funds, which we borrow in the international markets for the specific purpose of on-lending such funds in Brazil. At December 31, 2003 Bradesco BCN Leasing had R$630 million of debentures outstanding in the domestic market in the form of subordinated notes, which mature in 2008.

    Terms of Leasing Agreements

    Financial leases represent a source of medium- and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions with respect to goods with an average life of five years or less, and 36 months for transactions with respect to goods with an average life greater than five years. There is no legally imposed maximum term for leasing contracts. At December 31, 2003, the remaining average maturity of contracts in our lease portfolio was 16 months.

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

    Credit Cards

    We issued Brazil’s first credit cards in 1968, and as of December 31, 2003, we were one of the largest independent credit card issuers in Brazil, having issued 7.0 million credit cards, corresponding to 15.7% of the approximately 45 million credit cards issued in Brazil, according to information published by Visa and MasterCard. We offer Visa and MasterCard credit cards to our existing customers as well as to potential clients with no previous relationship with us. As of December 31, 2003, our credit cards were accepted in over 20 million commercial and services establishments in more than 150 countries. At that date, 95.9% of our credit card customers were individuals, of whom 80.5% were clients of the Bank.

    We earn revenues from our credit card operations through:

  issuance fees and annual fees;

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

  credit cards directed toward high-net-worth customers, such as “Gold” and “Platinum” MasterCards and “Gold” and “Infinite” Visa cards;

  cards which combine the features of a credit card (known as “Visa Fácil”) and a debit card (known as “Visa Electron”). Holders of these cards can use them to carry out traditional banking transactions as well as to purchase goods. These cards have lower credit limits and are directed to lower-income customers;

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

    As of December 31, 2003 we had more than 77 partners with which we offered co-branded and affinity credit cards. Offering credit cards through these partnerships is a component of our customer relations strategy, allowing us to offer these credit card customers banking products such as savings accounts, mutual funds and insurance.

    The following table sets forth a breakdown of credit cards we issued in Brazil by type of card at the dates indicated:

	December 31,

	2001		2002		2003

	Number of cards outstanding	% of total number	Number of cards outstanding	% of total number	Number of cards outstanding	% of total number

Visa	4,301,320	91%	5,592,474	92%	6,513,996	92%
MasterCard	329,686	7	450,341	7	475,645	7
American Express	28,694	1	30,431	1	32,311	1
Diners	29,067	1	3,171	0	0	0

Total	4,688,767	100%	6,076,417	100%	7,021,952	100%

    Our credit card billing totaled R$9.9 billion during 2003, an increase of 20.1% over 2002. This increase was largely attributable to an increase in the number of new cards, primarily Visa cards.

    Debit Cards

    We began issuing debit cards in 1981 under the name “Bradesco Instantâneo.” Beginning in 1999, we converted all our Bradesco Instantâneo debit cards into new cards called “Bradesco Visa Electron”cards. Customers who hold “Bradesco Visa Electron” debit cards can use them to make purchases at establishments and obtain advances at the BDN network in Brazil and the Plus Visa network worldwide. The amount paid is withdrawn from the cardholder’s Bradesco account, eliminating the inconvenience and bureaucracy of a check. We charge affiliated establishments a commission fee of 1.5% over the value of each Visa Electron transaction. Our clients made total debit card charges of R$6.2 billion in 2003, a 55.3% increase from 2002, due to the expansion of our customer base and increased use of debit cards by our existing customers, in light of the convenience they offer over checks.

    Management of Receivables Payment, Management and Human Resource Solutions

    Payment and Receiving Solutions

    In Brazil, the majority of consumers pay their bills in person at bank branches or at ATMs, rather than through the mail. Accordingly, we offer our corporate clients payment collection and processing services. Consumers are increasingly using the electronic payment channels banks offer, particularly Internet banking.

    In 2003, we processed 729.9 million payments with a total value of R$695.0 billion. During that year we processed 221.4 million tax payments, utility bills and payments to beneficiaries of the social security system, with a total value of R$116.5 billion. In 2002, we processed 655.6 million payments with a total value of R$585.9 billion and we processed 206.4 million tax payments, utility bills and payments to beneficiaries of the social security system, with a total value of R$97.0 billion.

    Our revenues for these services come from the fees we charge for our payment collection and processing services as well as from the interest we earn on funds before we remit them to the companies. Although most of our collection services are limited to receiving bill payments, in some circumstances we will, at a client’s request, also pursue delinquent payments. We do not assume any credit risk in connection with our collection and processing services.

    We also collect and process taxes and utility bills on behalf of a number of entities, including federal, state and municipal governmental and public utility agencies. Our tax and utility collections and payment processing totaled R$116.5 billion during 2003 and included:

  R$16.1 billion paid during 2003 in electricity, water, gas and telephone bills, of which 38.3% was paid through the automatic debit of current accounts and saving accounts;

  R$17.8 billion paid during 2003 to beneficiaries and pensioners within the Brazilian public social security system, known as the “INSS,” representing 20.7% of total enrollments with the system in 2003; and

  R$82.6 billion paid during 2003 in taxes.

    We offer our corporate clients electronic payment services which allow them to make payments and electronic transfers to their suppliers and creditors, as well as pay taxes and public utility bills, on line. As of December 31, 2003 more than 189,000 companies were using these services. In 2003, we processed 80.5 million payments and transfers, totaling R$302.1 billion in value, compared to 65.1 million payments and transfers, totaling R$217.6 billion in value, during 2002.

    In 1989, we started offering a debit card called the “Benefits Payment Card” to INSS beneficiaries. Prior to the introduction of this magnetic card system, INSS payments were made by monthly vouchers, a system that was extremely burdensome for all parties and potentially facilitated fraud and error. The Benefits Payment Card streamlined administrative procedures and reduced the risk of error and fraud. With the Benefits Payment Card and the relevant password, a beneficiary can receive benefits at any of our branches in the country. Moreover, Benefits Payment Card holders can use their card in our ATM network to make withdrawals or pay bills, make purchases at over 300,000 commercial establishments nationwide, obtain credit with reduced fees and purchase credits for pre-paid cellular telephone service. In addition, this system is “on-line, real time,” preventing the fraudulent withdrawal of welfare benefits from one branch after receipt of such benefits previously at another branch. To receive a Benefits Payment Card, an INSS beneficiary does not need to have an account with us. We earn revenues from the Benefits Payment Card through a fee paid by the INSS.

    Customers may elect to receive their benefit payments through direct transfers to their checking accounts, instead of by using their Benefits Payment Card. In December 2003, 25.69% of recipients utilizing our services received their benefits through direct transfers to their checking accounts, compared to 17.33% in December 2002.

    In 2002, we joined with Visa International, Banco do Brasil and ABN AMRO to form a company called Companhia Brasileira de Soluções e Serviços, or “CBSS.” CBSS offers debit cards known as “Visa Vale” cards to beneficiaries of the Plano de Alimentação ao Trabalhador, the Workers’ Food Plan.

Under this government program, the amount of income tax deducted from a participating worker’s paycheck is reduced by up to 4%, and the worker must spend the returned amount on food. With a Visa Vale card and the relevant password, a cardholder can receive his or her benefits electronically and can use the card to make purchases at over 100,000 stores and restaurants. Cardholders cannot use Visa Vale cards in any other manner. Use of Visa Vale cards to pay these benefits is expected to reduce companies’ administrative costs and to reduce the risk of misuse of the funds.

    Administrative Services

    We offer our corporate clients several administrative services, including payroll processing; employee checking accounts, known as “salary accounts”; the “salary card,” for employees who do not have accounts at Bradesco; and the “company card,” for the payment of business trip and agency expenses, among other expenses. We earn revenues from these services through fees paid by our corporate clients.

    Check-Custody Services

    We offer our corporate and individual clients custody services for post-dated checks they receive. Post-dated checks are a means of term payment frequently used in Brazil, particularly in the retail and supermarket sectors. Under this system, customers pay for merchandise and services with future dated bank checks which the seller deposits on an agree-upon date, effectively allowing payment over a long term. We offer clients who use our check-custody service various alternatives for receiving advances using such instruments, such as by discounting a check or by accepting it as collateral for working capital loans.

    As of December 31, 2003, we had 176,226 check custody service accounts and more than 9.7 million checks in our custody in a total amount of R$2.6 billion. As of December 31, 2002, we had 169,360 check custody service accounts and more than 7.2 million checks in our custody in a total amount of R$1.8 billion.

    Capital Markets and Investment Banking Services

    Underwriting Services

    We have been among the leaders in domestic debt and equity underwriting in Brazil for more than 10 years. On December 31, 2003, according to ANBID, we were ranked:

  sixth in originations of transactions, with R$43.1 million in equity transactions and R$598.7 million in debt transactions; and

  sixth in placement of securities, with a total of R$31.1 million in equity transactions and R$591.7 million in debt transactions.

    During 2003 we coordinated R$4.8 billion in equity and debt transactions, representing 47.9% of the issuances registered with the CVM during the period. In 2002, we coordinated public issuances of equity and debt securities in the Brazilian market totaling R$14.6 billion, corresponding to 59.1% of all transactions registered with the CVM.

    In April 2003 we were the lead manager in the issuance of R$1.8 billion of notes by CPFL Energia S.A. and in the issuance of R$700.0 million of notes by Telesp Celular Participações S.A., known as Telesp Celular. We also acted as co-manager in the structuring and distribution of US$150.0 million of euro Medium Term Notes issued by Telesp Celular.

    In March 2002 we were the co-lead underwriter for the secondary public offering of common shares of Companhia Vale do Rio Doce, which were sold for a total amount of R$4.5 billion. In August 2002 we were the lead manager in the public offering of debentures totaling R$750 million and in October 2002 we were the co-lead underwriter in the public offering of debentures totaling R$775 million; both offerings were made by Petróleo Brasileiro S.A.—Petrobras.

    Starting in 1999, we have increasingly had to rely on volume to achieve profitability in this area as our profit margins have decreased due to increased competition, especially from other large private Brazilian and foreign banks. For a more detailed description of the competition we face, see “—Competition.”

    Advisory Services

    We offer our customers investment advisory services with respect to mergers and acquisitions, project financing, privatizations and corporate restructurings. In 2003, we advised on nine mergers and acquisitions and one project finance transaction, totaling R$4.7 billion in value. In 2002 we advised on 12 transactions, totaling R$1.9 billion in value. In 2003, as compared to our capital markets transactions, in most cases our revenues per transaction from mergers and acquisitions advisory work were higher than those recorded in previous years.

    Brokerage and Trading Services

    Through our wholly-owned subsidiary Bradesco S.A. Corretora de Títulos e Valores Mobiliários, which we refer to as “Bradesco Corretora,” we trade futures, options and corporate and Brazilian government securities on behalf of our customers. Bradesco Corretora’s clients include high-net-worth individuals, large corporations and institutional investors. Bradesco Corretora also offers investment analysis services, in conjunction with our economic area, providing market performance reports, portfolio advice and stock guides.

    During 2003 Bradesco Corretora traded in excess of R$11.3 billion on BOVESPA and, according to BOVESPA, was ranked eleventh in Brazil in terms of trading volume.

    During 2003, Bradesco Corretora traded approximately 2.0 million futures, swaps, options and other contracts, with a total value of approximately R$244.7 billion, on the Bolsa de Mercadorias e Futuros (the Brazilian Mercantile and Futures Market, which we call the “BM&F”). According to the BM&F, Bradesco Corretora was ranked twenty-fourth in the Brazilian market, in terms of the number of options, futures and swaps contracts executed. This was a decrease from 2002, when Bradesco Corretora traded approximately 6.3 million futures, swaps, options and other contracts, with a total value of approximately R$685.2 billion, on the BM&F,and, according to the BM&F, was ranked sixth in the Brazilian market. The decrease is largely attributable to clients’ increasing use of the BM&F’s direct settlement system, introduced at the end of 2001, which allows participants to clear their trades directly with BM&F, without using institutions such as Bradesco Corretora. In 2003 Bradesco Corretora was one of Brazil’s main firms in the brokerage of tender offers carried out on Brazilian stock exchanges, trading R$515.5 million.

    In November 2002, Bradesco Corretora entered into a partnership with the Market for Latin-American Stocks in euros, known as “Latibex,” at the Madrid Stock Exchange in Spain, to provide Brazilian investors direct access to Latibex. Bradesco Corretora’s connection to the Latibex trading system allows it to buy and sell securities of Latin American companies on the Madrid Stock Exchange directly, without having a counterpart or other representative in Spain.

    Bradesco Corretora has 15 brokers covering retail investors and assisting our branch managers, 11 brokers dedicated to Brazilian and foreign institutional investors and eight brokers dedicated to the BM&F. Bradesco Corretora has 14 traders on the floor of the BM&F and four traders on the floor of BOVESPA. Our branch managers are charged with the task of marketing the services that Bradesco Corretora offers.

    With the assistance of our technology department and in order to enhance its client base, in March 1999 Bradesco Corretora began offering its clients the ability to trade securities via the Internet through its “ShopInvest” service. In 2003 trading through ShopInvest totaled R$960.1 million, corresponding, according to BOVESPA, to 4.5% of all transactions carried out via the Internet on BOVESPA. In 2002 trading through ShopInvest totaled R$605.7 million, corresponding to 7.2% of all transactions carried out via the Internet on BOVESPA during that time according to BOVESPA.

    Bradesco Corretora offers the service of acting as the representative of non-resident investors in transactions carried out in the financial and capital markets, in accordance with the terms of CMN Resolution No. 2,689, which we refer to as “Resolution 2,689.” For more information regarding Resolution 2,689, see “Item 10. Additional Information—Exchange Controls.”

    Administrative, Depositary and Custodial Services

    Through our infrastructure and specially trained personnel, we offer our clients custodial services for titles and securities, portfolio administration services, bookkeeping for shares, debentures and mutual funds, and administration of DR and BDR programs. All of these services have received ISO 9001:2000 certification.

    As of December 31, 2003:

  our System for Registered Shares had 164 companies, with a total of 5.6 million shareholders, participating;

  our System for Registered Debentures had 27 companies, with a total market value of R$12.2 billion, participating;

  our System for Registered Quotas had 14 mutual funds, with a market value of R$1.0 billion, participating;

  we administrated two BDR registered programs, with a market value of R$268.6 million;

  451 clients used our custodial services, with total assets in custody of R$100.9 billion;

  634 mutual funds and portfolios used our custodial services, with net worth of R$119.1 billion; and

  we acted as custodian for nine DR registered programs, with a market value of R$22.7 billion.

    International Banking

    As a private commercial bank, we offer a range of international services such as exchange transactions, external trade financing, lines of credit, and offshore banking activities. Our overseas network is made up of:

  in New York City, our branch and Bradesco Securities Inc., our subsidiary brokerage firm, which we call “Bradesco Securities U.S.”;

  in the Cayman Islands, four branches, including one branch of BCN, one branch of Boavista and one branch of Banco Mercantil, as well as our subsidiary Cidade Capital Markets Ltd., which we call “Cidade Capital Markets”;

  in the Bahamas, a branch of Boavista, a branch of Banco Alvorada, formerly known as BBV Banco, and Boavista Banking Limited, our subsidiary, which we call “Boavista Bahamas”;

  in Argentina, Banco Bradesco Argentina S.A., our subsidiary, which we call “Bradesco Argentina”;

  in Luxembourg, Banco Bradesco Luxembourg S.A., our subsidiary, which we call “Bradesco Luxembourg”; and

  in Japan, Bradesco Services Co. Ltd., our subsidiary, which we call “Bradesco Services Japan.”

    Our international operations are coordinated by our exchange department and supported by 17 operational units in Brazil, 12 of which support Bradesco and five of which support BCN, in addition to four additional support units located in Brazil’s principal exporting and importing centers.

    Revenues from Brazilian and Foreign Operations

    The following table provides a breakdown of our revenues (interest income plus non-interest income) arising from our operations in Brazil and abroad for the periods indicated:

	2001		2002		2003

	R$ in millions	%	R$ in millions	%	R$ in millions	%

Brazilian operations	R$27,955	98.9%	R$35,810	98.5%	R$35,464	99.0%
Foreign operations	303	1.1	547	1.5	361	1.0

Total	R$28,258	100.0%	R$36,357	100.0%	R$35,825	100.0%

    Foreign Branches and Subsidiaries

    Our foreign branches and subsidiaries are principally engaged in sourcing funds in the international markets to provide us with credit lines to extend to our customers, generally Brazilian companies seeking external trade financing. Bradesco Luxemburg also provides services to the private banking segment. With the exception of Bradesco Services Japan, our branches also take deposits in foreign currency from corporate and individual clients and extend credit to Brazilian and non-Brazilian clients. The total assets of the foreign branches, excluding transactions between related parties, were R$20.6 billion as of December 31, 2003.

    Our foreign branches periodically issue debt securities, assisting us in gaining access to the international capital markets. In addition to short-term financing obtained from international banking institutions for foreign trade financing, our foreign branches, together with our head office in Brazil, raised US$955.6 million during 2002 and US$2,821.6 million during 2003 through public and private placements of short-term and long-term securities, a 195% increase. The securities have maturities of three months to 10 years. Our access to the international capital markets through the issuance of debt instruments diversifies our sources of foreign currency-denominated funding. Like most Latin American companies, our access to funding through such issuances and our ability to diversify our sources of foreign-currency denominated funding are and will continue to be subject to domestic and international market conditions and investors’ and international lenders’ perception of emerging-market risks.

    Bradesco Argentina. With a view to expanding our operations in Latin America, in December 1999 we established our subsidiary Bradesco Argentina with an initial capitalization of R$54.0 million. Bradesco Argentina’s general purpose is to extend financing, largely to Brazilian companies established in Argentina and, to a lesser extent, to Argentinean companies doing business with Brazil. As of December 31, 2003, its total assets were R$69.6 million.

    Boavista Bahamas. We acquired Boavista Bahamas as part of our acquisition of Banco Boavista in October 2000. On December 31, 2003, its total assets were R$333.5 million.

    Bradesco Luxembourg. In January 2002, we acquired Mercantil Luxemburgo. In April 2002 we acquired Banque Banespa International S.A. of Luxembourg and changed its name to Banco Bradesco Luxembourg S.A. In September 2003 we merged Banco Bradesco Luxembourg S.A. and Mercantil Luxemburgo under the name of Banco Bradesco Luxembourg S.A. On December 31, 2003, its total assets were R$841.4 million.

    Bradesco Services Japan. In October 2001, we incorporated Bradesco Services Japan to provide specialized services to the Brazilian community in Japan, including assistance with sending remittances to Brazil and advice regarding investments within Brazil. On December 31, 2003, its total assets were R$1.1 million.

    Bradesco Securities U.S. In April 2000, we opened Bradesco Securities U.S., a wholly-owned subsidiary of Bradesco. In August 2000, we effectuated the initial capitalization of Bradesco Securities U.S. in the amount of R$3.6 million. Bradesco Securities U.S. is a broker dealer in the United States. Its focus is on facilitating the purchase and sale of shares, primarily ADRs, for Brazilian clients as well as Bradesco investing activities in the United States. The company is also authorized to deal with bonds, commercial paper and deposit certificates, among other securities, and to provide investment advisory services, but does not currently do so. Bradesco Securities U.S. increased its capital by US$20 million in May 2003. On December 31, 2003, its total assets were R$64.7 million.

    Cidade Capital Markets. In February 2002, Bradesco, through BCN, acquired Cidade Capital Markets in Grand Cayman, as part of our acquisition of its parent company Banco Cidade. On December 31, 2003, our subsidiary Cidade Capital Markets had R$86.3 million in assets.

    Bank Operations in the United States

    In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result we are permitted to operate in the United States market, directly or through a subsidiary, by, among other things, selling insurance, providing underwriting, private placement, portfolio management and merchant banking services, or managing mutual fund portfolios. We have not begun to offer these services in the United States, and we can offer no assurances regarding when or whether we will offer such services, or that our operations in the United States will continue to be profitable.

    Foreign Trade Financing

    Our Brazilian foreign trade activities primarily consist of financing export and import transactions. In import financing, clients usually obtain funding in the form of foreign currency loans or letters of credit, which is linked to the receipt of a local currency payment from the importer. In export financing, exporters usually receive an advance in local currency upon the closing of the export contract, in exchange for an assignment of a foreign currency receivable due on the contract maturity date. Financings done prior to the shipment of the goods are called Adiantamento Sobre Contrato de Câmbio, (Advances on Exchange Contracts, or “ACC”), whereby the funds obtained are used in the production of the goods that will be exported. Financings done after the shipment of the goods, when the exporter is awaiting payment, are called Adiantamento Sobre Contrato de Exportação (Advances on Export Contracts, or “ACE”). Other types of existing financings include pre-payment of exports, BNDES-EXIM on-lending, and Descontos de Saque.

    Our foreign trade portfolio is primarily funded by credit lines with correspondent banks. Bradesco maintains relationships with various North American, European, Asian and Latin American financing institutions for this purpose, relying on our network of approximately 1,000 correspondent banks around the world, 95 of which had granted credit lines to Bradesco at the end of 2003.

    In addition to traditional credit lines from banks, we have a R$190 million commercial paper program in the United States, which will fall due in June 2004, a credit line for financing external trade from the Inter-American Development Bank (IDB) in the amount of US$110 million and a credit line for financing external trade from the International Finance Corporation (IFC) in the amount of US$70 million. In June 2004 we obtained a new commercial paper program for US$300 million, which will come due in June 2005.

    At December 31, 2003, the balance of our export financing transactions was R$8.4 billion and the balance of our import financing transactions was R$673 million. The volume of our foreign exchange contracts for exports reached US$15.4 billion, a 23.6% increase over 2002. During 2003 the volume of our foreign exchange contracts for imports reached US$ 5.8 billion, a 34.8% increase over 2002. Based on Central Bank information, during 2003 we were the largest financer of Brazilian exports, with a market share for foreign exchange contracts for exports of 20.7%. Also based on Central Bank information, our market share for foreign exchange contracts for imports was 12.9%.

    The portfolio of foreign trade (excluding non-performing loans) reached the end of the 2003 fixed year with the following balance:

December 31, 2003

(R$ in millions)
Export Financing
Advances on Exchange Contracts (“ACCs”)	R$ 4,885
Advances on Export Contracts (“ACEs”)	1,387
Pre-payment of future exports	1,998
On-lending of funds borrowed from BNDES/EXIM	89
Other	16

Total Export Financing	8,375

Import Financing
Foreign-exchange-denominated import financings	673

Total Import Financing	673

Total Export & Import Financing	R$ 9,048

    Other Foreign Exchange Products

    In addition to foreign trade financing, we offer our customers other exchange services and products, such as:

  purchasing and selling of foreign currencies and travelers’ checks;

  transferring money from or to abroad;

  collecting import receivables;

  cashing checks that are denominated in foreign currency; and

  structured transactions such as receivables securitizations.

    Private Banking Services

    Bradesco Private Banking provides high-net-worth individuals with a range of services, including domestic and foreign investment advice and financial and tax advice as well as consulting services related to the allocation of the client’s investment portfolio and strategies for reaching the client’s financial goals. To be eligible for this service, the client must have a minimum of R$1 million of net equity available for investment.

    Asset Management

    We manage assets for:

  mutual funds;

  individual and corporate investment portfolios;

  pension funds, including the assets guaranteeing the reserves of Bradesco Vida e Previdência; and

  insurance companies, including the assets guaranteeing the reserves of Bradesco Seguros.

    As of December 31, 2003, we had R$81.5 billion in total assets under management, including R$72.5 billion in investment funds and R$9.0 billion in managed portfolios.

    As of December 31, 2003 we offered 505 funds and 126 portfolios to 2.7 million investors. Most of our funds are fixed income funds that take advantage of the relatively high prevailing Brazilian interest rates. We also offer funds with a basket of equity securities structured to reflect the BOVESPA Index, a broad-based stock index calculated by BOVESPA. We currently do not offer any highly leveraged hedging funds.

    The following tables set forth the distribution of assets among our funds, the number of customers and the number of funds and customer portfolios as of the dates indicated:

	Distribution of Assets(1) as of December 31,

	2001	2002	2003

	(R$ in millions)
Mutual Funds
Fixed Income	R$39,637	R$43,517	R$69,784
Variable income	1,369	1,583	2,710

Total	41,006	45,100	72,494

Managed Customer Portfolios
Fixed Income	4,113	6,257	6,728
Variable income	4,148	2,902	2,305

Total	8,261	9,159	9,033

Total	R$49,267	R$54,259	R$81,527

_________________________
(1)	Calculated in accordance with the criteria used for ANBID Third Party Asset Management Global Banking, which eliminates double counting.

	As of December 31,

	2001		2002		2003

	Number	Clients	Number	Clients	Number	Clients

Mutual Funds	249	2,336,207	424	2,246,992	505	2,758,298
Portfolios	71	71	80	80	126	415

Total	320	2,336,278	504	2,247,072	631	2,758,713

    In 2001 we consolidated all our asset management activities into BRAM—Bradesco Asset Management Ltda.

    We market our asset management products through our branch network, our telephone banking service and our Internet-based investment site, ShopInvest. ShopInvest offers 14 asset management funds, which are less risky (in terms of leverage) and sophisticated than some of the other funds offered by our branches. Current CVM regulations do not permit us to offer more sophisticated or riskier funds through ShopInvest.

    We earn revenues from our asset management operations principally from management and performance fees. Our management fees are typically calculated as a percentage of the amount invested in the fund on a monthly basis. In certain funds we charge a performance fee on an annual or semiannual basis.

    We have traditionally marketed our asset management services to other institutions in order to increase the amount of assets under management. Recently, however, our focus has shifted to increasing the amount of assets invested by individual investors, who generally pay relatively higher fees than institutional investors. While there has been downward pressure on management and performance fees, most of this pressure has been on the fees charged to institutional customers and high-net-worth individuals. Furthermore, the fees we charge our qualified investors depend on other economic factors, such as interest rates. A decrease in market interest rates generally leads to a reduction in management fees. Despite these downward trends, our management believes that our branch network and large client base will allow us to continue to increase the size and profitability of our asset management operations.

    Consortia

    In Brazil, persons or entities who wish to acquire determined goods can form a group, known as a “consortium,” in which the members pool their resources to assist each other with the purchase of such goods. Because the purpose of consortia is to acquire goods, Brazilian law does not permit the formation of consortia to acquire money.

    In December 2002, our subsidiary Bradesco Consórcios initiated the sale of consortium memberships, known as “quotas,” to Bradesco employees through the branch network and, starting in January 2003, to the public. During 2003, it registered total sales of over 65,000 quotas, with a total amount billed of greater than R$2.2 billion and a net profit of R$4.9 million. Bradesco Consórcios acts as the administrator for the consortia, which are formed for the purchase of vehicles or real estate.

Insurance, Pension Plans and Certificated Savings Plans

    The diagram below shows the principal elements of our insurance, pension plans and certificated savings plans area as of December 31, 2003.

    The following table sets forth selected financial data for our insurance, pension plans and certificated savings plans segment for the periods indicated.

	As of and for the year ended December 31,

	2001	2002	2003

	(R$ in millions)
Income statement data:
Interest income(1)	R$ 1,976	R$ 3,021	R$ 4,959
Non-interest income(1)	6,432	5,684	7,020
Non-interest expense	(7,491)	(7,989)	(10,949)

Income before taxes and minority interest(1)	917	716	1,030
Taxes on income	(157)	(173)	(364)

Income before minority interest(1)	760	543	666
Minority interest	(24)	(3)	(2)

Net income(1)	736	540	664

Balance sheet data:
Total assets	18,623	23,678	32,441

Selected results of operations data:
Insurance premiums:
Life insurance premiums	1,196	1,257	1,502
Health insurance premiums	2,178	2,333	2,649
Automobile, property and casualty insurance
premiums	1,572	1,718	1,998

Total	R$ 4,946	R$ 5,308	R$ 6,149

Pension plan income	713	21	64
Interest income from insurance, pension plans, certificated
savings plans and pension investment contracts	1,976	3,021	4,959
Changes in provisions for insurance, pension
plans, certificated savings plans and pension
investment contracts	(1,847)	(2,261)	(3,777)
Insurance claims	(3,251)	(3,614)	(4,333)
Pension plan operating expenses	(459)	(370)	(637)
_____________________________
(1)	Income from customers external to segment.

    Insurance

    We offer insurance products through a number of different entities, all of which are controlled or managed by our subsidiary Bradesco Seguros. Bradesco Seguros was the largest insurer in Brazil in 2003 based on net worth, according to information published by SUSEP. Bradesco Seguros, which is based in the city of Rio de Janeiro, provides a wide range of insurance products to companies and individuals in Brazil. It offers insurance products both on an individual basis and under contracts with corporations under which their employees are insured. Its products include health, life, accident, automobile and property and casualty insurance, with health insurance comprising the largest segment of its insurance business.

    Health Insurance

    Health insurance insures policyholders for medical expenses. We offer our private health assistance plans through our subsidiary Bradesco Saúde S.A., which we call “Bradesco Saúde.” At

December 31, 2003, Bradesco Saúde had 2.4 million health insurance policyholders and dental plan holders, including both holders who obtained their insurance through their corporate employers and holders who obtained it on an individual basis. More than 11,000 companies in Brazil have health insurance policies underwritten by Bradesco Saúde, including thirty-four of the country’s 100 largest companies.

    Bradesco Saúde currently has one of the largest health insurance networks in Brazil. As of December 31, 2003, it included approximately 9,500 laboratories, 9,200 specialized clinics, 20,000 physicians, 2,800 hospitals, 1,000 dental clinics and 6,100 dentists located throughout the country, as well as 80 hospitals in the United States and Europe that accepted its policies covering hospitalization abroad.

    Life Insurance

    Bradesco Seguros offers its term life insurance directly and through its subsidiaries. At December 31, 2003, Bradesco Seguros had 5.1 million life insurance policyholders and was ranked first in Brazil in number of individuals insured, according to information published by SUSEP.

    Automobile, Property and Liability Insurance

    Bradesco Seguros offers automobile, property, shipping, maritime, aviation and liability insurance. Bradesco Seguros’ automobile insurance covers policyholders’ losses resulting from vehicle theft, damage to vehicles, personal injury and injury to third parties. Depending on the type of insurance purchased, Bradesco Seguros’ property and casualty insurance can cover loss or damage to property, buildings, equipment and inventory caused by fire, lightning and other natural disasters such as tornados, hail storms and floods. We will also insure against theft, electrical damage, collapse and other events. The civil liability insurance Bradesco Seguros offers has various coverage options, including third party vehicles and provision of service on third party property.

    At December 31, 2003, Bradesco Seguros had 1.1 million automobile and 776,000 property and casualty insurance policyholders and was ranked first in Brazil in number of insured vehicles and number of property and casualty insurance policies, according to information published by SUSEP. The majority of our property and casualty policyholders are individuals. Policies sold to individuals have lower average premiums but yield higher average revenues. In 2003, Bradesco Seguros targeted its property and casualty insurance products towards retail customers. Consequently, the number of property and casualty policyholders increased by 27.2% in 2003 in comparison with 2002.

    Sales of Insurance Products

    We sell our insurance products through exclusive brokers in our branch network, as well as through other, non-exclusive brokers throughout Brazil. Bradesco Seguros pays the brokers on a commission basis. At December 31, 2003, 30,488 brokers offered our insurance policies to the public. We also offer certain automobile, health and property and casualty insurance products through our website.

    Pricing

    The costs of medical care as well as the frequency of claims drive pricing for individual health care in Brazil. The same factors apply to pricing for group health insurance, although the pricing varies depending on the number of insured individuals and geographic region, in accordance with actuarial analysis.

    Pricing for life insurance is based on traditional actuarial tables and regulations published by SUSEP, as the regulatory authority. Pricing takes the characteristics of the product into consideration, such as channels of distribution, acceptance policies, profit margin, fees and taxes.

    Pricing for personal automobile insurance is influenced by the frequency and degree of severity of an individual’s claims, and takes into consideration various other factors, such as the location of the use of the vehicle and the year and model of the vehicle. Contrary to market practice, through 2003 we did not consider the client’s profile in the pricing of automobile insurance.

    The profitability of personal automobile insurance is largely dependent on the prompt identification and correction of disparities between premium levels and expected claim costs. Premiums charged for vehicle damage coverage reflect the value of the insured automobile and, accordingly, premium levels partially reflect the volume of new automobile sales. The number of policy holders increased 5.6% in 2003 in relation to 2002, largely as a result of increased marketing efforts.

    Pricing in the property and casualty business is driven by claims’ frequency and average amount, as well as the probability of natural disasters, particularly tornadoes, earthquakes and hurricanes, which generally do not occur in Brazil.

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

    Bradesco Seguros reinsured approximately R$614 million in insurance risks with IRB in 2003. Although the reinsurer is liable to Bradesco Seguros to the extent of the amount reinsured, Bradesco Seguros remains primarily liable as the direct insurer on all reinsured risks.

     We have a 21% interest in IRB’s equity, including 42% of its non-voting capital.

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

    During the first quarter of 2002, Bradesco Vida e Previdência began selling VGBL — Vida Gerador de Benefícios Livres, which we refer to as “VGBL,” a pension investment contract that allows holders to redeem accrued policy value monthly over time or in one lump sum after a date chosen by the participant. As of December 31, 2003, Bradesco Vida e Previdência accounted for 49.9% of VGBL sales in Brazil, according to ANAPP.

    As of December 31, 2003, Bradesco Vida e Previdência accounted for 38.0% of the open-end pension plan and VGBL market based on contributions, and 49.9% of assets under management, according to ANAPP.

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

    Our revenues from pension plan management have risen by an average of 25.7% per year over the past five years, in large part due to increased sales of our services through our branch network.

    We manage pension plans covering 1,361,678 participants, 81.5% of whom are members of individual plans, and the remainder of whom are individual members of corporate plans. Corporate plans account for 43.5% of our technical reserves.

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

    Under both FAPI and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans are released from the obligation to pay income taxes on amounts contributed to a plan, up to 12% of the participant’s taxable income. Companies in Brazil can establish PGBL and FAPI plans for the benefit of their employees. As of December 31, 2003, Bradesco Vida e Previdência managed R$4.3 billion in PGBL plans and R$325 million in FAPI plans.

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

    Certificated Savings Plans

    Bradesco Capitalização offers our clients certificated savings plans with the option of making either one contribution or monthly payments. Each certificated savings plan has a nominal value from R$7.00 to R$5,000.00 and earns interest at a rate of TR plus 0.5% per month over the nominal value. From time to time we have drawings at which some holders of the certificated savings plans win cash prizes of up to R$5 million. The certificated savings plans are redeemable by the holder after 12 months. As of December 31, 2003, we had 78 million certificated savings plans outstanding. Bradesco Capitalização grew 12.2% in its number of clients from December 31, 2002 to December 31, 2003, from 2.5 million to 2.8 million clients.

    Bradesco Capitalização was the first private certificated savings plan company in the country to receive the Certificado ISO 9002, granted by Fundação Vanzolini. In December 2002 it was updated to ISO 9001:2000. Bradesco Capitalização was the first company in the sector to receive a “brAA” national rating from Standard & Poor’s, which is its current rating.

    Treasury Activities

    We have a single treasury for all our and our subsidiaries’ activities. Our treasury enters into transactions, including derivative financial instruments transactions, mainly for hedging purposes (called the “macro hedge”). It enters into these transactions, in accordance with limits set forth by our risk management area, utilizing a value at risk methodology. For more discussion of the value at risk methodology, see “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Risk and Risk Management—Market Risk.”

Distribution Channels

    We have the largest private-sector banking network in Brazil. In 2003 we opened 98 branches, including both new Bradesco branches and branches acquired through our acquisition of BBV Banco. Our branch network is complemented by alternative distribution channels such as special banking service posts on the premises of selected companies, ATMs, telephone banking services and Internet banking. In introducing new distribution systems we have focused on enhancing our security as well as increasing efficiency. We received 229.5 million calls to our customer service center in 2003 and 229.0 million calls during 2002. We expanded our ATM service with 395 new ATMs during 2003.

     In addition, in order to foster stronger ties with our corporate clients, we established an additional 216 banking service posts on the premises of selected corporate clients during 2003 and 465 banking service posts in 2002, reaching a total of 2,062 special banking service posts and outlets as of December 31, 2003. We offer through such special posts all products and services existing in our branches.

    As of December 31, 2003, we:

  executed an average of 9.0 million transactions daily, including 2.3 million directly through our 3,052 branches and 6.7 million by telephone, over the Internet and through ATMs;

  operated 21,605 ATMs, of which 14,930 are available 24 hours per day, seven days per week, processing on average 4.2 million on-line, real time transactions per day;

  operated seven overseas branches abroad: one in New York (Bradesco); four in Grand Cayman, the Cayman Islands (Bradesco, BCN, Boavista and Mercantil); and two in Nassau, the Bahamas (Boavista and Banco Alvorada); and

  operated six overseas subsidiaries: in Buenos Aires, Argentina (Bradesco Argentina); Nassau, the Bahamas (Boavista Bahamas); Grand Cayman, the Cayman Islands (Cidade Capital markets); Tokyo, Japan (Bradesco Services Japan); and Luxembourg (Bradesco Luxembourg), in addition to our broker-dealer in New York.

     We also offer banking services in approximately 4,000 Brazilian post offices through our correspondent offices. For further information about this project, see “—History—Recent Important Acquisitions and Joint Ventures.”

    Specialized Distribution of Products and Services

    As part of our distribution system, we have four areas that offer a range of products and services on an individualized basis to companies and individuals in specified segments of our client base.

    Bradesco Corporate

    Our corporate area, which we formed in 1999, provides products and services to clients who are companies or groups of affiliated companies with annual revenues of over R$180 million. The approximately 112 sales professionals of our corporate area serve 1,198 Brazilian and multinational enterprises in Brazil.

    Bradesco Empresas

    Our Bradesco Empresas area, which we formed in 2002, provides products and services to client companies with annual revenues of from R$15 million to R$180 million. The 350 Bradesco Empresas relationship managers serve 9,418 client companies. We provide our Bradesco Empresas clients with access to branches that are exclusively for Bradesco Empresa clients, known as pontos de atendimento. As of December 31, 2003, we had opened 61 such special branches.

    Bradesco Private Banking

    Our Private Banking area, which we created in 2000, offers our products and services on a personalized basis to high net worth individuals with at least R$1 million available for investment. It offers a range of financial consulting services in addition to fiscal, tax and estate assistance.

    Bradesco Prime

    Our Bradesco Prime area, which began operations in May 2003, offers products and services on a personalized basis to individuals whose income is higher than R$4,000.00 per month or who have at least R$50,000.00 available for investment. It has a network of 143 branches that are exclusively for Bradesco Prime customers.

    Branch System

    The principal distribution channel for our banking services is our branch network. In addition to offering retail banking services, the branches serve as a distribution network for all of the other products and services we offer to our customers, including our payment processing and collection services, our private banking services and our asset management products. We market our leasing services through channels operated by our branch network, as well as directly through our wholly-owned subsidiary Bradesco BCN Leasing. Bradesco Corretora and Bradesco Consórcios also market brokerage, trading and consortium services through our branches. Bradesco Vida e Previdência sells its products on a commission basis through 6,383 independent agents nationwide, most of whom are based in our facilities.

    We sell our insurance products and pension plan products not only through exclusive brokers based in our network of bank branches, but also through other, non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis, and through our website. At December 31, 2003, 30,488 non-exclusive brokers offered our insurance policies to the public. Our certificated savings plans are offered through our branches, Internet, customer services and external distribution channels.

    The table below sets forth the distribution of sales of the indicated products through our branches and outside our branches:

	2001	2002	2003

	(percentage of total sales, per product)
Insurance products
Sales through the branches	33.7%	29.4%	37.4%
Sales outside the branches	66.3	70.6	62.6
Pension plan products
Sales through the branches	69.2	85.8	72.1
Sales outside the branches	30.8	14.2	27.9
Leasing products
Sales through the branches	90.5	97.0	96.6
Sales outside the branches	9.5	3.0	3.4
Certificated savings plans
Sales through the branches	96.5	94.9	89.8
Sales outside the branches	3.5	5.1	10.2

    Processing

    We have two data processing centers, with 24 large scale computers and 882 medium scale computers. All our branches, ATMs and post office correspondent offices have telecommunications services capable of exchanging data with any one of the two data processing centers. This system processes all the transactions of Banco Bradesco, BCN, Finasa and our other affiliates, except for Bradesco Seguros, which has its own structure.

    Internet and Telephone Access

    Using our on-line and phone banking services, our clients can, among other services, make balance inquiries, transfer funds between accounts, order checkbooks, pay bills and taxes and obtain credit. The cost to us of transactions done through the Internet and electronic commerce is notably lower than the costs of transactions conducted in our branches.

    Our goal is to use technology to increase the number of self-service transactions so as to reduce the number of transactions occurring at our branches, and to focus on the utilization of our branches as points of sale for other products and services, such as loans, insurance and leasing.

    Internet Services

    We have a portal with 22 webpages, in addition to the webpages of BCN and Banco Finasa. Presently, we offer our clients 210 different services through our website. During 2003 we served 6.1 million clients and registered 428 million banking transactions through our website.

    In March 1999, we introduced ShopInvest, the first Internet stock trading service in Brazil. Through ShopInvest, investors who are not customers can access a wide range of financial information, invest in mutual funds and trade shares on BOVESPA. They can also enter into currency exchange transactions, monitor their pension funds and savings accounts, obtain loans and purchase certificated savings plans through ShopInvest. As of December 31, 2003 ShopInvest had 859,802 registered users. In 2003, approximately 669,000 transactions valued at R$3.4 billion were carried out through ShopInvest.

    In February 2000 we became the first Brazilian bank to offer services through which clients can receive updates of their bank balances and other financial information by email or on the screens of their mobile phones. In March 2000 we introduced our Mobile Banking Service, which allows clients to carry out banking transactions and access websites and other Internet services using the displays of their mobile phones. We offer more than 120 “WebPoints” Internet access stations. WebPoint allows customers who do not own a computer to access the Internet.

    In May 2001, we introduced ShopCredit, our loan and financing website. ShopCredit allows individuals and corporate entities to fund lines of credit and financing. Through the site, customers can apply for instant personal credit or make term calculations. In 2003 ShopCredit registered approximately 544,000 transactions, valued at R$165.9 million.

    In September 2001, Bradesco presented Bradesco Net Empresa, a website for corporate entities. Through the site, they can transfer funds between bank accounts and make payments, charges or other transactions without having to visit a branch office. As of December 31, 2003, we had registered 178,633 participating companies and during 2003 approximately 8.2 million transactions were carried out over Bradesco Net Empresa.

    In 2002, we introduced the first system allowing use of the “Smart Card” to charge payments over the Internet and became the first bank in Brazil to sell travelers checks over the Internet, in U.S. dollars, euros, and yen. Also during 2002 we implemented the system of Consulta de Ordens de Pagamento through Internet Banking, aiming, to serve the Japanese-Brazilian public. This service allows users to make online yen deposits directly into reais-denominated Bradesco accounts.

    Telephone Service

    With our “easy phone” service, our clients may conduct their banking activities by telephone at any time without having to visit a branch or ATM. Our 1,492 customer service center telephone operators at our centers in São Paulo and Osasco service our commercial banking as well as credit card clients. In 2003, we responded to 229.5 million calls, corresponding to transactions with an aggregate value of R$5.3 billion. Our customer service center was the first in the banking sector to receive a ISO9001/2000 certificate of quality.

    Customers may use our telephone customer service center to access almost all our offered products and services, including to:

  obtain account balances and check on the status of transactions;

  transfer funds between accounts, including to other banks;

  pay bills;

  apply for loans or credit cards;

  execute and manage their investments;

  purchase certificated savings plans; and

  enroll in private pension plans.

Capital Expenditures

    For discussion of our capital expenditures during the last three years, see “Item 5. Operating and Financial Review and Prospects - Capital Expenditures.”

Risk Management

    Risk Management Area

    Our risk management area is responsible for planning, controlling and managing our market, credit liquidity and operating risks. It monitors our risk exposure and our money laundering prevention measures. The area is managed independently of our other operations and directors. It is headed by a department director, who reports to an executive director who, in turn, reports directly to our president.

    Beginning in 2004, we are extending our risk analysis procedures to our subsidiaries, including Bradesco Vida e Previdência, Bradesco Saúde, Bradesco Seguros, BRAM and Bradesco Capitalização. Their risk management operations will be supervised by, and in some cases carried out by, our risk management area.

    Our risk management area manages our operational risk, which is the risk of incurring losses as a result of internal processes, including human error, fraud and system failures, or as a result of external factors, including litigation. Operational risk does not include strategic and reputational risks. The area’s primary tasks in managing operational risk are (a) to evaluate data and provide our management with accurate and timely information, both qualitative and quantitative, regarding operational efficiency and risk exposure and (b) to work with other areas to develop institutional practices and policies as well as effective tools to effectively measure and manage risk institution-wide. We are currently evaluating our operational risk management practices as part of our development of a strategic planning model.

    We generally employ a sensitivity analysis methodology to evaluate market risks. Beginning in the first half of 2000, we also began to use a value at risk, or “VaR,” methodology to evaluate our market risk for our treasury operations. The VaR limits for our market risk exposure and the exposure of each of our subsidiaries are defined by our senior management. For further discussion of our evaluation of market risks, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Risk and Risk Management—Market Risk.”

    Our risk management area also has the responsibility to coordinate compliance with regulations issued by the Central Bank, including those that refer to the new capital accord (Basel II) expected to be released by the Basel Committee.

    Compliance and Internal Controls

    Our risk management area has developed internal policies and controls with the goal of mitigating the potential losses from the risks we are exposed to. The measures we have taken include the following:

  implementing an internal control system for evaluating risks and for obtaining the relevant information, based on the Basel Accord and on the methodology of the Committee of Sponsoring Organizations, known as “COSO”;

  implementing a management process known as the “Brazilian Payments System,” which is designed to facilitate the flow of information among the Bank, our subsidiaries, other financial institutions and entities such as the Central Bank and SELIC. The system allows us to identify the origin and legitimacy of electronic transfers through the system.

  designing internal and external contingency plans in case of a system failure of the Brazilian Payments System;

  training our employees and tailoring the technological tools we use for monitoring financial movements in order to prevent money laundering, so that our institutions are not used by third parties for illicit transactions; and

  disseminating, institution-wide, processes and procedures to govern the confidentiality, integrity and availability of information, based on our corporate information security rules and policies.

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

    We diversify our business among a large number of individuals, companies and economic groups that demonstrate an ability to meet their credit obligations and support those obligations with adequate collateral. In evaluating loans, we consider the reasons for each requested credit, the value and term of the credit and the risk classification the credit would receive under our classification system. Our risk rating system divides the level of risk into nine categories ranging from excellent to uncollectible, based on financial and economic considerations such as the credit profile and payment capacity of the borrower. See “—Regulation and Supervision—Bank Regulations—Treatment of Overdue Debts.”

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

  who is rated less than “acceptable” under our internal credit risk classification system;

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

    Our credit policy is not static: as part of our risk management process, we continue to refine our credit procedures, including our procedures for collecting data on borrowers, for calculating potential losses, and for evaluating applicable ratings. In addition, we are evaluating our institutional credit risk management in the light of the expected recommendations of the new Basel Accord, including:

  restructuring our methodology for calculating expected losses;

  identifying and implementing changes in our reporting processes to improve our management of our credit portfolio;

  redesigning our structure for information management; and

  evaluating the organizational structure of our credit evaluation practices, including a review of the demands on our technology, and addressing any issues found.

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

Range of loan approval authority

	Un-Collateralized	Collateralized
	loan	loan

Decision-making authority	(R$ in thousands)
Manager of very small branch(1)	R$ 0 to 5	R$ 0 to 10
Manager of small branch(2)	0 to 10	0 to 20
Manager of average branch(3)	0 to 15	0 to 30
Manager of large branch(4)	0 to 20	0 to 50
_____________________________
(1)	Branch with total deposits below R$1,999,999.
(2)	Branch with total deposits between R$2,000,000 and R$5,999,999.
(3)	Branch with total deposits between R$6,000,000 and R$14,999,999.
(4)	Branch with total deposits above R$15,000,000.

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

    If the branch manager is not authorized to approve the requested loan, the decision is submitted to a higher level of our credit department. The following table sets out the range within which each decision-making authority approves loans to individuals above R$50,000, irrespective of the type of credit support:

	Amount of loan

	Minimum	Maximum

	(R$ in thousands)
Decision-making authority
Credit department	R$ 51	R$ 4,000
Credit director	4,001	6,000
Daily credit committee	6,001	20,000
Executive credit committee	20,001	100,000
Executive credit committee with
approval by President	Over 100,000

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

    The following table sets out the range within which branch managers may approve corporate loans, depending on the amount and the type of credit support offered:

Range of loan approval authority

	Un-Collateralized	Collateralized
	loan	loan

(R$ in thousands)
Decision-making authority
Manager of very small branch(1)	R$ 0 to 10	R$ 0 to 60
Manager of small branch(2)	0 to 20	0 to 120
Manager of average branch(3)	0 to 30	0 to 240
Manager of large branch(4)	0 to 50	0 to 400
_____________________________
(1)	Branch with total deposits below R$1,999,999.
(2)	Branch with total deposits between R$2,000,000 and R$5,999,999.
(3)	Branch with total deposits between R$6,000,000 and R$14,999,999.
(4)	Branch with total deposits above R$15,000,000.

    The following table sets out the range within which each of our decision-making authorities approves loans for corporate customers above R$400,000, irrespective of the type of security offered:

	Amount of loan

	Minimum	Maximum

	(R$ in thousands)
Decision-making authority
Credit department	R$ 401	R$ 4,000
Credit director	4,001	6,000
Daily credit committee	6,001	20,000
Executive credit committee	20,001	100,000
Executive credit committee with
approval by President	Over 100,000

    In order to authorize a corporate loan, the branch manager, the credit department, the daily credit committee and the Executive Credit Committee consider five primary factors:

  a financial and economic analysis of the client, taking into consideration the prospective borrower’s ability to generate cash, cash flow and liquidity, level of indebtedness, profitability and quality of assets;

  our evaluation of the trends and prospects of the sector in which it operates based on the macroeconomic context;

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

Funding

    Deposit-taking Activities

    Our principal source of funding is deposits from Brazilian individuals and businesses. At December 31, 2003, our total deposits were R$58.0 billion, representing 38.0% of our total liabilities.

    We provide the following types of deposit accounts:

  checking accounts;

  savings accounts;

  time deposits; and

  deposits from financial institutions.

    The following table sets forth our total deposits, by type and source, as of the dates indicated:

	December 31,			% of total deposits

	2001	2002	2003	2003

	(R$ in millions, except percentages)
From customers
Demand deposits	R$ 8,061	R$ 13,374	R$ 12,912	22.3%
Savings deposits	18,311	20,731	22,140	38.1
Time deposits	14,679	22,202	22,944	39.5
From financial institutions	41	26	31	0.1

Total	R$41,092	R$56,333	R$58,027	100.0%

    Under applicable regulations, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our clients with the Central Bank as compulsory deposits, as follows:

    Demand Deposits. We are required to deposit 45% of the average daily balance of our demand deposits in excess of R$44 million with the Central Bank on a non-interest-bearing basis. The relevant percentage was amended twice during 2003. At January 1, 2003, the percentage was 45%; it increased to 60% on February 19 but was reduced back to 45% on August 8, 2003.

    Savings deposits: Each week we are required to deposit, in an account with the Central Bank, an amount in cash equivalent to 20% of the average aggregate balance of our savings account deposits during the prior week. The account bears interest annually at TR plus 6.17%.

    Time deposits: We are required to deposit, in the form of federal securities, 15% of the average daily balance of our time deposits with the Central Bank. The securities bear interest in accordance with market rates.

    In addition, we are required to deposit an additional amount equal to (a) 8% of the average aggregate balance of our time and demand account deposits during the prior week plus (b) 10% of the average aggregate balance of our saving account deposits during the prior week, in each case to the extent that our deposits exceed R$100 million. This additional amount is deposited in an account with the Central Bank that bears interest at the SELIC rate.

    Present Central Bank regulations require that we:

  allocate a minimum of 25% of cash deposits to providing rural credit; if we do not do so, we must deposit the unused amount in a non-interest bearing account with the Central Bank;

  allocate 2% of checking deposits received to micro credit transactions; and

  allocate a minimum of 65% of the total amount of deposits in savings accounts to finance residential real estate or housing construction. Amounts that can be used to satisfy this requirement include, in addition to direct residential real estate financings, mortgage notes, charged-off residential real-estate or housing construction loans and certain other financings, all as specified in guidance issued by the Central Bank.

    We are the leader among Brazilian private banks in terms of the volume of savings deposits. The Central Bank establishes the interest rates on savings accounts. The current interest rate is TR plus 0.5% interest per month.

    Savings deposits in Brazil typically only pay interest after funds have been left on deposit for at least one calendar month by individuals and not-for-profit entities and 90 days by corporations. Interest earned on individual savings accounts is free from income tax.

    CDBs pay either a fixed or a floating rate, which is typically a percentage of the interbank rate. The breakdown between fixed and floating rate CDBs deposited with the Central Bank varies from time to time, depending on the market’s interest rate expectations.

    Cash deposits, savings accounts, term deposits, mortgage notes and notes issued by the Bank are guaranteed by the Credit Guarantee Fund, known as “FGC,” up to R$20,000 per person, in the event of a bank’s liquidation.

    We issue CDIs to other financial institutions. Trading in CDIs is restricted to the interbank market. CDIs have a fixed or a floating rate for one day or longer terms.

    Other Funding Sources

    Our other funding sources include our capital markets operations, import/export operations and on-lending.

    The following table sets forth the source and amount of our other funding sources as of the dates indicated:

	December 31,

	2001	2002	2003

	(R$ in millions)
Funding Sources
Import/export financings	R$ 5,106	R$ 7,741	R$ 6,034
Local onlendings	5,831	7,000	7,556
Foreign currency loans	396	127	180
Obligations under capital leases	275	443	449
Capital markets
Federal funds purchased and securities sold under agreements to repurchase	14,037	7,633	27,490
Euronotes	3,260	2,077	3,290
Debentures	—	51	7
Mortgage notes	767	369	1,017
Subordinated notes	970	3,322	4,995
Debt issued under securitization of payments orders and credit card bill receivables	—	—	2,599
Commercial paper	3,211	1,884	1,761
Other	3	14	—

Total	R$33,856	R$30,661	R$55,378

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

    We conduct on-lending operations where we act as the transfer agent for development agency funds, granting credits to third parties which are in turn funded by development organizations. BNDES, the International Bank of Reconstruction and Development and the IDB are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are ours, subject to certain limitations set by the agencies supplying the funds.

Property, Plants and Equipment

    As of December 31, 2003, we owned 907 properties and leased 2,251 properties throughout Brazil, and we owned six properties abroad, all of which we used for the operation of our branches and performance of our business. We own the real property where our head office is located, in Cidade de Deus, a neighborhood of Osasco near the city of São Paulo in the state of São Paulo, Brazil. Substantially all of our leased property is leased under renewable contracts with terms of an average of 12 years.

Seasonality

    We believe that seasonality does not materially affect our businesses.

Competition

    We face significant competition in all of our principal areas of operation, as the Brazilian markets for financial and banking services are highly competitive. At December 31, 2003, there were 140 multiple-service banks providing a full range of commercial banking, consumer finance, investment banking and other services, 23 commercial banks, 21 investment banks, and numerous brokerage, leasing, savings and loan and other financial institutions in Brazil. For a discussion of the risks related to competition, see “Item 3. Key Information—Risk Factors—Risks relating to Bradesco and the Brazilian Banking Industry—The increasingly competitive environment in the Brazilian banking and insurance industries may negatively affect our business prospects.”

    Public-sector banking institutions also play an important role in the banking industry, the largest segment of the financial system, and operate within the same legal and regulatory framework as the private-sector banks. The two largest Brazilian financial institutions in terms of assets, Banco do Brasil and Caixa Econômica Federal, are government-owned. Banco do Brazil’s branch network is more extensive than ours. The private commercial banking sector is dominated, in terms of both total loans and total deposits, by four banks: ourselves, Banco Itaú S.A., also known as “Banco Itaú,” Banco Santander S.A., also known as “Banco Santander,” and Unibanco, all of which have a strong national presence.

    Banking

    In commercial banking, we compete for individual and corporate customers with other large Brazilian banks. Our primary banking competitors are Banco do Brasil, Banco Itaú, Unibanco and Banco Santander. The Brazilian banking industry has undergone some consolidation in recent years through acquisitions and privatization. For example, in 2003 Banco ABN AMRO Real acquired control of Banco Sudameris, becoming the sixth largest bank in Brazil in terms of assets, according to the Central Bank.

    The Brazilian banking industry has also been facing increasing competition from foreign banks in recent years. Besides Banco Santander, certain large United States, European and Asian banks, including Citibank, BankBoston, ABN AMRO and Hong Kong and Shanghai Banking Corporation, known as “HSBC,” are currently operating in Brazil. Other foreign banks could enter into the Brazilian market and increase its competitiveness. Foreign banks can also participate in the privatization process. As of December 31, 2003, foreign banks held approximately 17.2% of the total assets in the Brazilian financial system.

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

    Credit Cards

    The Brazilian credit card market is highly competitive, with approximately 45 million credit cards issued as of December 31, 2003. Our primary competitors are Credicard, Banco do Brasil, Banco Itaú

and Unibanco. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and the relative benefits the cards offer.

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

    Asset Management

    The Brazilian asset management industry has grown significantly in recent years as customers have shifted increasingly away from traditional investment products such as savings accounts and CDBs to mutual funds. Until the mid-1990s, the asset management industry was dominated by commercial banks offering fixed-income funds to their retail bank customers. However, banks moved their asset management areas to independent legal entities, such as BRAM, in order to segregate their asset management and treasury operations to comply with banking regulations. Other companies specializing in asset management, generally affiliated with foreign banks, have been established in Brazil in the recent years. As a result, competition in the asset management industry has increased dramatically since 1995. Our primary competition in this sector includes Banco do Brasil, Banco Itaú and Unibanco.

    Insurance, Pension Plans and Certificated Savings Plans

    Insurance

    Bradesco Seguros faces increased competition from a number of Brazilian and multinational corporations in all of its insurance operations.

    As of December 31, 2003, the Brazilian insurance market consisted of 127 insurance companies of varying sizes. Our primary competitors are the Sul América Cia. Nacional de Seguros, Itaú Seguros S.A., Unibanco AIG Seguros S.A., Porto Seguro Cia. de Seguros Gerais, Caixa Seguradora S.A. and Real Seguros S.A., which represent in the aggregate approximately 43% of the total premiums generated in the market, pursuant to information from SUSEP and ANS. Although national companies underwrite the majority of the insurance business, we also face competition from local and regional companies primarily in the health insurance segment where they are able to operate at a lower cost or specialize in providing coverage to particular risk groups.

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

    Bradesco Vida e Previdência is currently the leader of the pension plan market, accounting for 49.9 % of assets under management in the sector as of December 31, 2003, according to ANAPP.

    We believe that the Bradesco brand name, together with our extensive branch network, which as of December 31, 2003 was associated with a network of 6,383 brokers specialized in pension plan products, are our competitive advantages.

    Certificated Savings Plans

    The certificated savings plan market became more competitive beginning in 1994 as exchange rates became more stable and levels of inflation were reduced. As of December 31, 2003 Bradesco Capitalização was second in the industry ranking, with 19.2% of the market based on revenues and 22.5% based on provisions, according to SUSEP.

    Our primary competitors in the certificated savings plan area are Brasilcap Capitalização S.A., Itaú Capitalização S.A., Icatu Hartford Capitalização S.A., Caixa Capitalização S.A. and Unibanco Companhia de Capitalização. Offering low-cost products with a high number of drawings for prizes, financial soundness and brand recognition by the clients are the principal competitive factors in this industry.

REGULATION AND SUPERVISION

Principal Financial Institutions

    As of December 31, 2003, 14 public sector commercial and multiple-service banks controlled by federal and state governments and 149 commercial and multiple-service banks owned by the private sector operated in Brazil. For purposes of Brazilian regulations, insurance companies, private pension plans and certificated savings plan providers are not considered financial institutions.

    Public Sector Financial Institutions

    The Brazilian federal and state governments control various commercial banks and financial institutions. The primary purpose of these institutions is to foster economic development. Government-owned banking institutions play an important role in the Brazilian banking industry. These institutions hold a significant portion of the banking system’s total deposits and total assets and are the major lenders of government funds to industry and agriculture. In the last seven years several public sector multiple-service banks have been privatized and acquired by Brazilian and foreign financial groups.

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

    Private Sector Financial Institutions

    As of December 31, 2003, private sector financial institutions operating in the Brazilian financial sector included:

  149 commercial and multiple service banks providing a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate finance;

  23 investment banks engaged primarily in specialized credit operations and securities underwriting and trading; and

  45 consumer credit companies, 145 securities dealerships, 189 brokerage companies, 57 leasing companies, 4,660 investment funds and mutual funds and 18 savings associations and real estate credit companies.

    The 149 commercial and multiple-service banks operating in Brazil on December 31, 2003 included 68 banks controlled by Brazilian individuals and entities, 53 banks controlled by non-Brazilian persons and entities, and 28 which were jointly controlled by Brazilian and foreign persons and entities.

Principal Regulatory Agencies

    The basic institutional framework of the Brazilian financial system was established in 1964 by Law No. 4,595, known as the “Banking Reform Law.” The Banking Reform Law created the Central Bank and the CMN, the National Monetary Council.

    The CMN

    The CMN, the highest authority responsible for Brazilian monetary and financial policy, is responsible for the overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies. The CMN is charged with:

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

    In late 2001 the authority to regulate and supervise mutual funds (originally regulated and monitored by the Central Bank) was transferred to the CVM. Measures are being adopted to carry out this transfer of power, as described in “Regulation of Asset Management.”

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

  may not own real estate, except for its own use; and

  may not extend credits to or guarantee transactions of:

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

    Capital Adequacy and Leverage

    Brazilian financial institutions are subject to a capital measurement and standards methodology based on a weighted risk asset ratio. The framework of such methodology is similar to the international framework for minimum capital measurements as adopted in the Basel Accord. The Basel Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8%. At least half of total capital must consist of Tier I capital. Tier I, or core, capital includes equity capital less certain intangibles. Tier II capital includes asset revaluation reserves, general loan loss reserves and subordinated debt, subject to some limitations. Tier II capital is limited to the amount of Tier I capital.

    The requirements imposed by the Central Bank differ from the Basel Accord in a few respects. Among other differences, the Central Bank:

(a)	requires minimum capital of 11% of risk-weighted assets;

(b)	does not permit contingency reserves to be considered as capital;

(c)	imposes a deduction from capital corresponding to fixed assets held in excess over limits imposed by the Central Bank;

(d)

requires an additional amount of capital with respect to off-balance sheet interest rate and foreign currency swap transactions as well as with respect to certain credit transactions utilizing third party resources; and

(e)	assigns different risk weights to certain assets and credit conversion amounts, including a risk weighting of 300% on tax credits relating to income and social contribution taxes.

    For further discussion, See “Item 5. Operating and Financial Review and Prospects—Capital Compliance.”

    The adjusted net worth of a financial institution is represented by the sum of its Tier I and Tier II capital, and is utilized in determining its operational limits (except limitations on permanent assets).

    Financial institutions, excepting credit unions, must keep consolidated accounting registers (including for purposes of calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or with partners, a controlling participation in such companies. When their participation does not result in control of a company, financial institutions can opt to account for the holding as equity in earnings of unconsolidated companies instead of consolidation.

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

    Reserve Requirements

    The Central Bank imposes compulsory reserve and related requirements upon Brazilian financial institutions from time to time. The Central Bank uses reserve requirements as a mechanism to control the liquidity of the Brazilian financial system. Historically, the reserves imposed on demand deposits, savings deposits and time deposits have accounted for substantially all amounts required to be deposited with the Central Bank. For a summary of the current compulsory reserve requirements applicable for demand deposits, savings deposits, and time deposits, see “Item 4. Information on the Company—The Company—Funding—Deposit-taking Activities.”

    The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30% of its adjusted net worth. In addition, if its exposure is greater than 5% of its adjusted net worth, the financial institution must hold additional capital at least equivalent to 50% of the exposure.

    In the past the Central Bank has imposed on other types of transactions certain compulsory deposit requirements that are no longer in effect, and could reimpose these requirements or impose similar restrictions in the future. For more information on Central Bank restrictions, see “Item 3. Key Information—Risk Factors—Risks Relating to Bradesco and the Brazilian Banking Industry.”

    In June 2003, the government promulgated a provisional measure, which later became law, that requires that banks direct a portion of their cash deposits to credit transactions that benefit the low-income population and small companies. The relevant CMN regulations mandate that these credit transactions have the following characteristics:

  the maximum amount per transaction loaned to any borrower is limited to R$600.00 for individuals and R$1,000.00 for small companies;

  the effective maximum interest rate cannot exceed 2% per month;

  the commission for providing the credit is limited to 2% in the case of transactions with individuals and 4% in the case of transactions with companies; and

  the term of the transactions cannot be less than 120 days.

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

    Foreign Currency Position

    Transactions in Brazil involving the sale and purchase of foreign currency may only be conducted by institutions authorized by the Central Bank to operate in the foreign exchange market. For purposes of the exchange control regulations, the Brazilian foreign exchange market is divided into two segments, the commercial rate exchange market, which we call the “Commercial Market,” and the floating rate exchange market, which we call the “Floating Market.” The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require registration with the Central Bank. The Floating Market applies to all transactions to which the Commercial Market does not apply. Only banks, brokers, dealers and the Central Bank have access to the Commercial Market, whereas the Floating Market is open to all institutions authorized by the Central Bank. Since 1997, the difference between the exchange rates in these two markets has not been significant.

    The Central Bank currently does not impose limits on the commercial and floating rate exchange combined long positions (i.e., where the aggregate amount of the purchases of foreign currency is greater than the amount of the sales) of institutions authorized to operate in foreign exchange markets. Banks may hold combined short positions (i.e., when the aggregate amount of purchases of foreign currency is less than the amount of sales) in the commercial and floating rate exchange markets up to a certain proportion of the amount of their adjusted shareholders’ equity. If a bank’s combined long position in the commercial and floating-rate exchange markets is more than US$6.0 million on any given day, then the bank is required to deposit the excess amount with the Central Bank.

    Interest Rates

    As promulgated in 1988, the Brazilian Constitution established a 12% per year ceiling on loan interest rates, including bank loan interest rates. This ceiling was not enforced, however, because the Brazilian congress did not adopt the necessary implementing legislation. In May 2003, the relevant article was revoked pursuant to a constitutional amendment.

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
_______________________
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

    The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the credit operation, as follows:

Classification of Loan	Minimum Provision

AA	—
A	0.5%
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H(1)	100.0%
_______________________
(1)	Banks must write off any loan 6 months after they are initially classified as H.

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

    Brazilian Clearing System

    The Brazilian clearing system was regulated and restructured under legislation enacted in 2001. The 2001 regulation is intended to increase the responsiveness of the system through the adoption of multilateral settlement and the safety and soundness of the system by reducing the risk of systemic default and the credit risk and liquidity of financial institutions.

    The systems comprising the Brazilian clearing system are responsible for creating safety mechanisms and rules for controlling risks and contingencies, for loss sharing among market participants and for direct execution of participants’ positions, performance of their agreements and foreclosure of collateral held under custody. In addition, clearing houses and settlement services providers that are considered important to the system are obligated to set aside a portion of their assets as an additional guarantee for the settlement of transactions.

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

    Financial institutions were directly affected by a restructuring of the Brazilian system of payments. Under the old system, in which transactions were processed at the end of the day, institutions could carry a balance, positive or negative, which is no longer allowed. Payments must now be processed in real time, and amounts over R$5,000.00 can be covered by checks only if an additional bank fee is paid. Such amounts may be covered by direct electronic transfers between institutions without being subject to an additional fee.

    After a period of tests and gradual implementation, the new Brazilian clearing system entered into operation in April 2002. The Central Bank and CVM have the power to regulate and supervise the Brazilian payments and clearing system.

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

Internal Compliance Procedures

     All financial institutions must have in place internal policies and procedures to control:

  their activities;

  their financial, operational and management information systems; and

  their compliance with all applicable regulations.

     The board of executive officers of the financial institution is responsible for implementing an effective structure of internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The board of executive officers is also responsible for verifying compliance with all internal procedures.

     We revised our by-laws in December 2003 to include a provision for an internal control and compliance committee, formed by members appointed by our Board of Directors.

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

     (d) keep records of transactions that exceed R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

     (e) keep records of all check transactions; and

     (f) keep records and inform the Central Bank of any cash deposits or cash withdrawals in amounts above R$100,000.

     The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. The records referred to in (c), (d) and (e) must be kept for at least five years.

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

Change of Independent Accounting Firm

     All financial institutions must:

  be audited by an independent accounting firm; and

  replace their independent accounting firm responsible for auditing their financial statements for Brazilian regulatory purposes at least every five consecutive fiscal years. An accounting firm that issues an opinion on financial statements and then is replaced pursuant to this rule may be rehired three complete fiscal years after issuing its opinion.

     Each independent accounting firm must immediately communicate to the Central Bank any event that may materially adversely affect the relevant financial institution’s status.

     A March 2002 amendment to the Brazilian Corporate Law gave the members of our Board of Directors that are appointed by our preferred shareholders or our minority common shareholders veto rights over the appointment or removal of our independent accounting firm. For more information regarding appointment of directors, see “Item 10. Additional Information — Memorandum and Articles of Incorporation — Organization — Voting Rights.”

Auditing Requirements

     Because we are a financial institution registered with the domestic stock exchanges, we are obligated to have our financial statements audited every six months in accordance with accounting practices adopted in Brazil. Quarterly financial information filed with the CVM is subject to review by our independent accountants.

     In January 2003, the CVM approved regulations requiring audited entities to disclose information relating to an independent accounting firm’s non-auditing services whenever such services represent more than 5% of the total fees the entity paid to the external accounting firm.

     Additionally, the independent accounting firm must also declare to the audited company’s management that their providing these services does not affect the independence and objectivity that is necessary to external auditing services.

     In May 2003, the CMN passed new regulations on auditing matters applicable to all Brazilian financial institutions, which were revised in November 2003 and January 2004. Under these regulations, we are required to appoint a member of our management to be responsible for the follow-up and supervision of compliance with the accounting and auditing requirements set forth in the legislation.

     Pursuant to this new regulation, financial institutions which have an adjusted net worth in excess of R$1.0 billion, manage third party assets of at least R$1.0 billion or have an aggregate amount of third party assets in excess of R$5.0 billion are also required to create an audit committee made up of independent members. The number of members, the appointment and removal criteria, the term of office and the responsibilities of the audit committee must be set forth in the institutions’ bylaws. The audit committee must be fully operational by July 1, 2004. The audit committee will be responsible for recommending to management which independent accounting firm to hire, reviewing the financial statements, including the notes thereto, and the independent accounting firm’s opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management’s compliance with the recommendations made by the independent auditors, among other things. Our by-laws were revised in December 2003 to establish the audit committee. In May 2004 our Board of Directors appointed the members of the audit committee and approved its internal regulations.

     After July 1, 2004, we will be required to publish a report of the audit committee along with our financial statements.

Asset Management Regulation

     Asset management is regulated by the CMN, Central Bank and CVM.

     “Financial investment funds,” which are funds that predominantly hold fixed income assets, are subject to the regulation and supervision of the CMN and the CVM. Financial investment funds may be managed by multiple service banks, commercial banks, savings banks, investment banks, credit, finance and investment companies, brokerage and dealer companies within certain operational limits. CMN regulations provide that institutions must segregate their asset management activities from their other activities.

     Financial investment funds may invest up to 49% of their assets in equity securities and interests in investment funds regulated and supervised by the CVM.

     Financial investment funds may not:

  have more than 10% of their net worth invested in securities of a single issuer that is not a financial institution, its controlling shareholders, subsidiaries and affiliates or of a federal, state, municipality or other investment fund; or

  have more than 20% of their net worth invested in securities issued by a financial institution (including the fund manager), its controlling shareholders, subsidiaries and affiliates.

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

  share loan transactions; and

  repurchase transactions.

     These variable income funds may not:

  have more than 10% of their net worth in debt securities issued by the fund manager or any related company; or

  invest in equity securities issued by the fund manager or any related party.

     In July 2002 the Central Bank and the CVM entered into an agreement to coordinate their efforts in exercising joint supervision of the financial and capital markets, jointly preparing regulations, including fund regulations that are expected to have cross-market impact, and exchanging information on activities in the financial and capital markets.

Broker—Dealer Regulation

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

     Brokers must observe rules of conduct established by the stock exchanges and the BM&F and previously approved by the CVM. They must also select a director responsible for the observance of such rules.

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

Regulation of Operations in Other Jurisdictions

     We have branches and subsidiaries in several other jurisdictions, such as New York, Buenos Aires, Tokyo, the Cayman Islands, the Bahamas and Luxembourg. The Central Bank exercises global consolidated supervision over Brazilian financial institutions’ branches, subsidiaries and corporate holdings abroad and the prior approval of the Central Bank is necessary to establish any new branch, subsidiary or representative office. In most cases, we had to obtain governmental approvals from local central banks and monetary authorities in such jurisdictions before commencing business. In all cases we are subject to supervision by local authorities.

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

     The IOF tax is levied on insurance transactions at a rate of:

  0%, in the case of reinsurance or export credit-related transactions, the international transportation of goods, rural insurance or premiums designated to fund life insurance plans containing life coverage; or

  2% of premiums paid in the case of private health insurance; and

  7% of premiums paid in the case of other types of insurance.

     IOF is also assessed on gains realized in transactions with terms of less than 30 days consisting of the sale, assignment, repurchase or renewal of fixed-income investments or the redemption of shares of financial investment funds, variable income funds or investment pools. For more information on financial investment funds and variable income funds, see “—Regulation and Supervision—Asset Management Regulation.” The maximum rate of IOF payable in such cases is 1% per day and decreases with the length of the transaction, reaching zero for transactions with maturities of at least 30 days, except that the rate for the following types of transactions is currently 0%:

  transactions carried out by financial institution and other institutions chartered by the Central Bank as principals;

  transactions carried out by mutual funds or investment pools themselves;

  transactions carried out in the equity markets, including those performed in stock, futures and commodities exchanges and similar entities; and

  redemptions of shares in equity funds.

     CPMF

     In October 1996, the National Congress enacted a new tax called the Provisional Contribution on Financial Transactions, the “CPMF.” In December 2003, as a consequence of the tax reforms, the Brazilian Congress approved an extension of the CPMF tax regime until December 31, 2007. The CPMF is levied at a rate of 0.38%. Despite the “temporary” nature of the collection of CPMF, its term has been systematically extended since it was created in 1996. A proposed constitutional amendment that would change this temporary contribution into a permanent tax is currently under discussion in Congress.

     CPMF is collected on any checking account entry relating to funds kept in the country, with certain limited exceptions, creating an incentive for clients to reduce their transactions in the financial system and to limit their use of short-term investments. Transactions carried out in the stock market are exempt from the CPMF. Financial institutions are exempted from the CPMF on financial transactions entered into in the course of their business. The CPMF rate can be modified at any time by the Brazilian government, but cannot exceed 0.38%. The government raised the CPMF rate from 0.30% to 0.38% in March 2001.

     Income Tax and Social Contribution on Profits

     Federal income tax includes two components, a federal income tax known as “IRPJ,” and a social contribution tax on taxable profits, which is known as the “Social Contribution Tax.” In turn, the federal income tax includes two components, a federal income tax and an additional income tax. The federal income tax is assessed at a combined rate of 25% of adjusted net income. The Social Contribution Tax is assessed at a rate of 9% of adjusted net income. Prior law provided that, as of January 1, 2003, the rate of the Social Contribution Tax would be reduced to 8%. However, in December 2002, the federal government decided to maintain the Social Contribution Tax rate at 9% indefinitely.

     For further information on our income tax expense, see note 16 to our consolidated financial statements in Item 18.

     Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their net profits. In addition, profits, capital gains and other income obtained by foreign branches or income obtained from subsidiaries or foreign corporations controlled by a Brazilian entity are computed in the calculation of an entity’s profits, in proportion to its participation in such foreign companies’ capital. The Brazilian entity is allowed to deduct any income tax paid abroad, up to the amount of Brazilian income taxes imposed on such income. Reciprocal treatment between Brazil and the country where the profit or gain is obtained is required in order for this rule to apply. Effective January 1, 2002, profits (including retained profits from previous years) realized by a Brazilian entity from controlled or affiliated companies are taxed as of the date of the Brazilian entity’s year-end balance sheet, unless such retained profits are paid or made available to the Brazilian entity before the date of its year-end balance sheet, in which case the profits are taxed at the time they are paid or become available.

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

  50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made, as measured in accordance with accounting practices adopted in Brazil; or

  50% of retained earnings for the year prior to the year in respect of which the payment is made, as measured in accordance with accounting practices adopted in Brazil.

     The deductibility is limited to the product of (x) the long-term interest rate disclosed by the Brazilian government, known as “TJLP,” times (y) the corporation’s net worth calculated in accordance with accounting practices adopted in Brazil. Distributions of interest on capital paid to holders of preferred shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, are subject to a Brazilian withholding tax at a rate of 15%, except for payments to persons who are exempt from tax in Brazil or to persons situated in tax havens. In the latter case, payments are subject to tax at a rate of 25%. For more information on the taxation of interest on capital, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Distributions of Interest on Capital.”

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

     Gains realized on any disposition of preferred shares in Brazil by non-Brazilian holders who reside in a jurisdiction that under Brazilian law is deemed to be a “tax haven” (any country that (a) does not impose income tax or that imposes income tax at a rate of less than 20% or (b) a country whose corporate law establishes confidentiality regarding the shareholders of corporate entities) are subject to the same rates applicable to Brazilian holders, as described above.

     Gains realized on the disposition of preferred shares in Brazil by non-Brazilian holders who are not resident in a “tax haven” are not subject to Brazilian tax if:

  the proceeds obtained from the disposition of shares are remitted outside Brazil within five business days of the cancellation of the ADSs which were represented by the shares sold; or

  the foreign investment in the preferred shares is registered under Resolution 2,689.

Otherwise, the same treatment applicable to Brazilian residents will apply.

     PIS and COFINS

     Two federal taxes are imposed on the gross revenues of corporate entities: the Programa de Integração Social contribution, known as “PIS,” and the Contribuição para Financiamento de Seguridade Social, known as “COFINS.”

     Nonetheless, many revenues, such as dividends, equity in earnings of unconsolidated companies, revenues from the sale of fixed assets and export revenues paid in foreign currency are not included in the calculation base for PIS and COFINS.

     Brazilian laws authorize certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects. In November 1999, the payment basis expanded from “revenues”to “gross revenues.”

     PIS and COFINS underwent significant changes during the last two years. These changes occurred because the Brazilian government decided to implement a non-cumulative collection system in respect of both taxes, allowing taxpayers to determine their calculation basis by discounting credits that originate from certain transactions. In order to offset these discounts, the rates of both taxes were substantially increased.

     Certain economic activities were expressly excluded from the new collection system of both taxes. This is the case for financial institutions, which remained subject to the previous legal regime, for both PIS and COFINS.

     PIS is charged based on the total revenue generated by entities and is charged at a rate of 0.65% in the case of financial institutions.

     Until January 1999, we were not subject to COFINS. Since February 1, 1999, COFINS has been imposed on our gross revenues at a rate of 3%. After September 1, 2003, this tax rate increased to 4% for financial institutions. The calculation base for COFINS is the same as that for PIS. From January 1, 1999 to December 31, 1999, we were allowed to offset an amount corresponding to one third of the payments of COFINS against the social contribution tax on taxable profits.

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

Insurance Regulation

     The Brazilian insurance system is governed by two regulatory agencies, the National Private Insurance Council, which we call the “CNSP,” and SUSEP. The SUSEP is responsible for implementing and overseeing the CNSP’s policy and ensuring compliance with this policy by insurance companies, insurance brokers and insured persons. Insurance companies require government approval to operate, as well as specific approval from the SUSEP to offer each of their products. Insurance companies may sell policies only through qualified brokers.

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

     Brazil’s federal government has announced the privatization of IRB. However, the privatization auction has been suspended for an indefinite time since July 2000. Insurance companies must reinsure an amount with IRB equal to the amount of their liabilities that exceeds the applicable technical limit on liabilities and, in the case of co-insurance, the quota established by the CNSP.

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

     The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Conselho de Saúde Suplementar (the Supplemental Health Council).

     Prior to December 31, 2001, insurance companies were able to offer private health assistance plans. Subsequent to that date, only operators of private health assistance plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement.

Private Pension Plans

     Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank may also issue regulations pertinent to private pension plans, particularly with respect to technical reserves.

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

     We show liabilities in two categories: local and foreign currencies. Local currency balances represent liabilities expressed in reais, while foreign currency balances represent liabilities denominated in or indexed to foreign currencies, primarily the U.S. dollar. We did not break out asset balances into domestic and international currencies as substantially all of our assets are denominated in reais.

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

     Additionally, fees received from various loan commitments are included in interest income on loans. We do not consider these amounts significant.

	December 31, 2001			December 31, 2002			December 31, 2003

	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)	Average balance	Interest	Average yield/rate (%)

	(R$ in millions, except percentages)
Interest-earning assets(1)
Loans	R$ 40,928	R$ 11,672	28.5%	R$ 49,590	R$ 17,025	34.3%	R$ 51,039	R$ 12,176	23.9%
Federal funds sold and securities purchased under agreements to resell	10,569	2,263	21.4	10,322	2,947	28.6	19,487	3,861	19.8
Trading assets	19,785	3,833	19.4	19,537	3,595	18.4	27,077	5,932	21.9
Available for sale securities(2)	3,793	352	9.3	3,045	487	16.0	3,147	397	12.6
Securities held to maturity	—	—	—	5,295	1,954	36.9	3,088	482	15.6
Interest-earning deposits in other banks	1,996	219	11.0	2,154	296	13.7	4,651	347	7.5
Other interest-earning assets
Central Bank compulsory deposits	3,580	299	8.4	8,149	2,058	25.3	11,988	1,459	12.2
Other assets	167	14	8.4	340	32	9.4	985	62	6.3

Total interest-earning assets	80,818	18,652	23.1	98,432	28,394	28.8	121,462	24,716	20.3

Non-interest-earning assets(3)
Cash and due from banks	1,630	—	—	2,746	—	—	2,895	—	—
Central Bank compulsory deposits	2,756	—	—	3,371	—	—	4,499	—	—
Available for sale securities	2,735	—	—	1,772	—	—	1,625	—	—
Non-performing loans	2,193	—	—	2,282	—	—	2,172	—	—
Allowance for loan losses	(2,599)	—	—	(3,360)	—	—	(3,919)	—	—
Investment in unconsolidated companies and other investments	841	—	—	552	—	—	177	—	—
Premises and equipment	2,473	—	—	3,176	—	—	2,795	—	—
Intangibles assets	834	—	—	2,340	—	—	1,064	—	—
Other assets	9,617	—	—	12,136	—	—	14,102	—	—

Total non-interest-earning assets	20,480	—	—	25,015	—	—	25,410	—	—

Total assets	R$ 101,298	R$ 18,652	18.4	R$ 123,447	R$ 28,394	23.0	R$ 146,872	R$ 24,716	16.8

Interest-bearing liabilities
Deposits from banks
Domestic(3)	176	24	13.6	223	36	16.1	657	111	16.9

Total	176	24	13.6	223	36	16.1	657	111	16.9
Savings deposits
Domestic(3)	17,386	1,374	7.9	19,033	1,585	8.3	20,680	2,038	9.9
International(4)	100	7	7.0	—	—	—	—	—	—

Total	17,486	1,381	7.9	19,033	1,585	8.3	20,680	2,038	9.9
Time deposits
Domestic(3)	11,223	1,776	15.8	18,392	2,936	16.0	20,629	4,123	20.0
International(4)	1,374	100	7.3	2,955	252	8.5	3,601	112	3.1

Total	12,597	1,876	14.9	21,347	3,188	14.9	24,230	4,235	17.5
Federal funds purchased and securities sold under agreements to repurchase	12,278	1,921	15.6	9,670	2,051	21.2	15,486	2,855	18.4
Borrowings
Short-term
International(4)	8,751	1,928	22.0	10,137	3,975	39.2	9,219	(387)	(4.2)

Total	8,751	1,928	22.0	10,137	3,975	39.2	9,219	(387)	(4.2)
Long-term
Domestic(3)	5,489	946	17.2	7,324	1,716	23.4	7,811	1,275	16.3
International(4)	4,300	1,083	25.2	5,093	2,376	46.7	8,606	(410)	(4.8)

Total	9,789	2,029	20.7	12,417	4,092	33.0	16,417	865	5.3

Total interest-bearing liabilities	61,077	9,159	15.0	72,827	14,927	20.5	86,689	9,717	11.2

Non-interest-bearing liabilities
Demand deposits
Domestic(3)	7,417	—	—	9,678	—	—	10,876	—	—
International(4)	47	—	—	182	—	—	270	—	—

Total	7,464	—	—	9,860	—	—	11,146	—	—

Other non-interest-bearing liabilities	23,752	—	—	30,529	—	—	36,790	—	—

Total non-interest-bearing liabilities	31,216	—	—	40,389	—	—	47,936	—	—

Total liabilities	92,293	9,159	9.9	113,216	14,927	13.2	134,625	9,717	7.2

Shareholders' equity	8,861	—	—	10,015	—	—	12,138	—	—
Minority interests in consolidated subsidiaries	144	—	—	216	—	—	109	—	—

Total liabilities and shareholders' equity	R$ 101,298	R$ 9,159	9.0	R$ 123,447	R$ 14,927	12.1	R$ 146,872	R$ 9,717	6.6

___________________
(1)	Primarily denominated in reais.
(2)	Calculated using the historical average amortized cost. If calculated using the carrying value, the average yield/rate amounts would be 12.3% in 2003, 16.9% in 2002 and 11.0% in 2001.
(3)	Denominated in reais.
(4)	Denominated in foreign currency, primarily U.S. dollars.

Changes in Interest Income and Expenses — Volume and Rate Analysis

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

	December 31, 2002/2001			December 31, 2003/2002

	Increase (decrease) due to changes in

	Average volume	Average yield/rate	Net change	Average volume	Average yield/rate	Net change

	(R$ in millions)
Interest-earning assets
Loans	R$ 2,727	R$ 2,626	R$ 5,353	R$ 484	R$ (5,333)	R$ (4,849)
Federal funds sold and securities purchased under agreements to resell	(54)	738	684	2,021	(1,107)	914
Trading assets	(48)	(190)	(238)	1,564	773	2,337
Available for sale securities	(80)	215	135	16	(106)	(90)
Securities held to maturity(1)	967	987	1,954	(617)	(855)	(1,472)
Interest-earning deposits in other banks	18	59	77	231	(180)	51
Central Bank compulsory deposits	680	1,079	1,759	730	(1,329)	(599)
Other assets	16	2	18	44	(14)	30

Total interest-earning assets	R$ 4,226	R$ 5,516	R$ 9,742	R$ 4,473	R$ (8,151)	R$ (3,678)

Interest-bearing liabilities
Deposits from banks
Domestic	7	5	12	73	2	75

Total	7	5	12	73	2	75

Savings deposits
Domestic	135	76	211	145	308	453
International	(7)	—	(7)	—	—	—

Total	128	76	204	145	308	453

Time deposits
Domestic	1,144	16	1,160	386	801	1,187
International	132	20	152	46	(186)	(140)

Total	1,276	36	1,312	432	615	1,047

Federal funds purchased and securities sold under agreements to repurchase	(462)	592	130	1,101	(297)	804
Borrowings
Short-term
International	346	1,701	2,047	(330)	(4,032)	(4,362)

Total	346	1,701	2,047	(330)	(4,032)	(4,362)

Long-term
Domestic	371	399	770	108	(549)	(441)
International	230	1,063	1,293	944	(3,730)	(2,786)

Total	601	1,462	2,063	1,052	(4,279)	(3,227)

Total interest-bearing liabilities	R$ 1,896	R$ 3,872	R$ 5,768	R$ 2,473	R$ (7,683)	R$ (5,210)

___________________
(1)	We began treating securities as securities held to maturity in 2002.

Net Interest Margin and Spread

     The following table shows the average balance of our interest-earning assets, interest-bearing liabilities and net interest income, and compares the net interest margin and net interest spread for the periods indicated:

	2001	2002	2003

	(R$ in millions, except percentages)
Average balance of interest-earning assets	R$ 80,818	R$ 98,432	R$ 121,462
Average balance of interest-bearing liabilities	61,077	72,827	86,689
Net interest income(1)	9,493	13,467	14,999
Interest rate on the average balance of interest-earning assets	23.1%	28.8%	20.3%
Interest rate on the average balance of interest-bearing liabilities	15.0%	20.5%	11.2%
Net yield on interest–earning assets(2)	8.1%	8.3%	9.1%
Net interest margin(3)	11.7%	13.7%	12.3%
___________________
(1)	Total interest income less total interest expenses.
(2)	Difference between the yield on the rates of the average interest-earning assets and the rate of the average interest-bearing liabilities.
(3)	Net interest income divided by average interest-earning assets.

Return on Equity and Assets

     The following table presents selected financial ratios for the periods indicated:

	2001	2002	2003

	(R$ in millions, except percentages and per share information)
Net income	R$ 2,270	R$ 2,142	R$ 2,302
Average total assets	101,298	123,447	146,872
Average shareholders’ equity	8,861	10,015	12,138
Net income as a percentage of average total assets	2.2%	1.7%	1.6%
Net income as a percentage of average shareholders’ equity	25.6%	21.4%	19.0%
Average shareholders’ equity as a percentage of average total assets	8.7%	8.1%	8.3%
Dividends payout ratio per class of shares(1)
Preferred	0.37	0.44	0.58
Common	0.37	0.44	0.58
___________________
(1)	Total declared dividends per share divided by net income.

Securities Portfolio

     The table below shows our portfolio of trading assets, available for sale securities and securities held to maturity as of the dates indicated. The amounts below exclude our investments in unconsolidated companies. For additional information on our equity investees, see note 9 to our consolidated financial statements included in Item 18. The amounts also exclude our compulsory holdings of Brazilian government securities, as required by the Central Bank. For more information on our compulsory holdings, see note 3 to our consolidated financial statements included in Item 18. We state trading assets and available for sale securities at market value. See notes 2(e), 2(f), 2(g), 2(h), 4, 5 and 6 to our consolidated financial statements included in Item 18 for a further description of our treatment of trading assets and available for sale securities and securities held to maturity.

	December 31,

	2001	2002	2003

	(R$ in millions, except percentages)
Trading securities
Brazilian government securities	R$ 6,284	R$ 6,920	R$ 11,389
Mutual funds	16,542	15,415	22,929
Derivative financial instruments	1,508	282	283
Foreign government securities	—	71	212
Brazilian securities issued abroad	—	13	220
Corporate debt securities	—	67	985
Bank debt securities	—	15	1,055

Total	24,334	22,783	37,073

Trading securities as a percentage of total assets	22.5%	17.5%	22.3%
Available for sale securities
Brazilian government securities	212	1,222	1,694
Brazilian securities issued abroad	633	143	1,264
State and municipal securities	46	—	—
Corporate debt securities	408	849	1,086
Bank debt securities	2,121	125	52
Equity securities in public companies	2,118	2,427	2,098

Total	5,538	4,766	6,194

Available for sale securities as a percentage of total assets	5.1%	3.7%	3.7%
Held to maturity securities
Brazilian government securities	—	2,929	3,085
Brazilian securities issued abroad(1)	—	1,072	180

Total	—	4,001	3,265

Held to maturity securities as a percentage of total assets	—	3.1%	2.0%
___________________
(1)	See note 6 to our consolidated financial statements included in Item 18.

Maturity Distribution

     The following table sets forth the maturity dates and weighted average yield, as of December 31, 2003, of our trading securities, available for sale securities and securities held to maturity.

     As of December 31, 2003 we held no tax-exempt securities in our portfolio.

	December 31, 2003

	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Unspecified Maturity		Total

	Average yield		Average yield		Average yield		Average yield		Average yield		Average yield

	R$	%	R$	%	R$	%	R$	%	R$	%	R$	%
	(R$ in millions, except percentages)
Trading bonds and securities:
Brazilian government securities(1)	R$9,569	—	R$1,734	—	R$22	—	R$64	—	—	—	R$11,389	—
Fixed rate	7,544	19.8%	449	17.2%	—	—	—	—	—	—	7,993	19.7%
Floating rate	1,151	21.2	1,235	15.5	17	8.1%	64	20.7%	—	—	2,467	19.6
Floating rate – foreign currency indexed	874	9.6	50	8.7	5	8.7	—	—	—	—	929	9.6
Brazilian sovereign bonds issued abroad	19	—	186	—	15	—	—	—	—	—	220	—
Floating rate – foreign currency indexed	19	11.6	186	8.8	15	8.0	—	—	—	—	220	8.8
Foreign government securities	159	—	53	—	—	—	—	—	—	—	212	—
Floating rate – foreign currency indexed	159	14.4	53	14.4	—	—	—	—	—	—	212	14.4
Bonds issued by non-financial institutions	116	—	725	—	144	—	—	—	—	—	985	—
Floating rate	84	12.0	704	12.0	128	12.1	—	—	—	—	916	12.0
Floating rate – foreign currency indexed	32	12.8	21	12.6	16	12.8	—	—	—	—	69	12.7
Bonds issued by financial institutions	11	—	288	—	756	—	—	—	—	—	1,055	—
Floating rate	—	—	—	—	756	16.0	—	—	—	—	756	16.0
Floating rate – foreign currency indexed	11	5.0	288	5.9	—	—	—	—	—	—	299	5.9
Mutual Funds(2)	—	—	—	—	—	—	—	—	R$22,929	—	22,929	—
Floating rate	—	—	—	—	—	—	—	—	22,929	—	22,929	—
Derivative financial instruments	—	—	—	—	—	—	—	—	283	—	283	—
Floating rate	—	—	—	—	—	—	—	—	283	—	283	—

Total trading bonds and securities	9,874	—	2,986	—	937	—	64	—	23,212	—	37,073	—

Available for sale securities at market value:
Brazilian government securities	601	—	553	—	507	—	33	—	—	—	1,694	—
Floating rate	601	20.2	451	21.2	—	—	33	20.2	—	—	1,085	15.6
Floating rate – foreign currency indexed	—	—	102	12.7	507	8.7	—	—	—	—	609	10.7
Brazilian sovereign bonds issued abroad	—	—	35	—	1,049	—	180	—	—	—	1,264	—
Floating rate – foreign currency indexed	—	—	35	11.3	1,049	10.8	180	12.4	—	—	1,264	9.7
Bonds issued by non-financial institutions	23		133		772	—	158	—	—	—	1,086
Floating rate	23	14.0	133	16.0	316	22.9	9	8.7	—	—	481	11.0
Floating rate – foreign currency indexed	—	—	—	—	456	9.1	149	8.4	—	—	605	8.9
Bonds issued by financial institutions	11	—	—	—	—	—	41	—	—	—	52	—
Floating rate	11	11.8	—	—	—	—	41	10.9	—	—	52	11.8
Securities portfolio (open companies)	—	—	—	—	—	—	—	—	2,098	—	2,098	—

Total available for sale securities .	635	—	721	—	2,328	—	412	—	2,098	—	6,194	—

Total securities held to maturity, at amortized cost:
Brazilian government securities	284	—	958	—	—	—	1,843	—	—	—	3,085	—
Floating rate	—	—	875	6.0	—	—	1,843	9.3	—	—	2,718	8.2
Floating rate – foreign currency indexed	284	16.0	83	5.0	—	—	—	—	—	—	367	7.4
Brazilian sovereign bonds issued abroad	15	—	—	—	165	—	—	—	—	—	180	—
Floating rate – bills of exchange	15	0.3	—	—	165	10.7	—	—	—	—	180	10.6
Total securities held to maturity	299	—	958	—	165	—	1,843	—	—	—	3,265	—

Total	R$10,808		R$4,665		R$3,430		R$2,319		R$25,310		R$46,532

___________________
(1)	At market value.
(2)

Investments in mutual funds are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable. These trading securities were excluded from the total yield computation.

     The following table shows our securities portfolio by currency as of the dates indicated:

	At fair value

	Trading	Available for sale	Amortized Cost Securities held to maturity	Total

		(R$ in millions)
December 31, 2003

Brazilian currency (reais)	R$ 35,344	R$ 3,716	R$ 2,718	R$ 41,778
Indexed to foreign currency(1)	929	609	367	1,905
Denominated in foreign currency(1)	800	1,869	180	2,849
December 31, 2002
Brazilian currency (reais)	22,352	4,051	2,458	28,861
Indexed to foreign currency(1)	—	—	471	471
Denominated in foreign currency(1)	431	715	1,072	2,218

December 31, 2001

Brazilian currency (reais)	21,976	4,332	—	26,308
Indexed to foreign currency(1)	2,358	—	—	2,358
Denominated in foreign currency(1)	—	1,206	—	1,206
___________________
(1)	Predominantly U.S. dollars.

Central Bank Compulsory Deposits

     We are required to either maintain deposits with the Central Bank or purchase and keep Brazilian government securities as compulsory deposits. The following sets forth the amounts of these deposits as of the dates indicated:

	December 31,

	2001		2002		2003

		% of total compulsory		% of total compulsory		% of total compulsory
	R$	deposits	R$	deposits	R$	Deposits

Total deposits
Non-interest-earning(1)	R$ 3,503	42.6%	R$ 3,956	24.6%	R$ 4,577	27.4%
Interest-earning(2)	4,729	57.4	12,101	75.4	12,113	72.6

Total	R$ 8,232	100.0%	R$ 16,057	100.0%	R$ 16,690	100.0%

___________________
(1)	Primarily related to demand deposits.
(2)	Primarily related to time and savings deposits.

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

	December 31,

	1999	2000	2001	2002	2003

	(R$ in millions)
Type of credit operations
Commercial
Industrial and others	R$ 11,336	R$ 16,275	R$ 18,142	R$ 20,157	R$ 21,156
Import financing	1,443	1,504	1,475	1,291	673
Export financing	2,814	4,566	5,160	7,863	8,375
Leasing	2,025	2,028	1,667	1,506	1,364
Real estate construction financing	612	545	543	427	415
Individuals
Overdraft	467	647	1,199	1,033	1,134
Residential mortgage loans	2,109	1,625	1,246	1,200	1,097
Other financing(1)	2,259	5,491	6,985	8,269	10,231
Credit card	889	655	973	1,164	1,373
Rural credit	2,256	2,910	2,959	3,922	4,404
Foreign currency loans	1,078	1,499	2,388	3,151	2,429
Public Sector	3	5	—	—	—
Non-performing loans(2)	728	1,689	2,257	2,341	2,144
Allowance for loan losses(2)	(1,783)	(2,345)	(2,941)	(3,455)	(3,846)

Loans, net	26,236	37,094	42,053	48,869	50,949

___________________
(1)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.
(2)

In 2000, includes an increase of R$403 million in non-performing loans, and the equivalent increase in the allowance for loan losses, as a result of the change in our policy for the charge-off of loans.

     The types of credit operations presented above are as follows:

     Commercial – commercial loans include loans to corporate customers, including small businesses, as well as the financing of imports for corporate customers. We also provide advances to corporate exporters under trade exchange contracts which are typically short- and medium-term loans.

     Real estate construction financing – real estate construction financing consists primarily of mortgage loans to construction companies, which generally have medium-term maturities.

     Leasing – leasing contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers.

     Public sector – public sector credit operations are loans to Brazilian federal, state and municipal governments or agencies.

     Individuals – loans to individuals include mortgage loans to individuals for the purchase of their own residences, which generally have long-term maturities, credit cards and lines of credit provided to individuals under pre-approved credit limits as a result of overdrafts on their deposit accounts. We offer individuals personal loans for various other purposes, classified as “other financing,” of which more than

77% consists, at each date in the table above, of loans for the acquisition of vehicles and direct consumer financing.

     Rural credit – rural credit consists of loans to borrowers who operate in rural businesses, including farming, production, livestock and reforestation.

     Non-performing loans – we classify all loans that are 60 days or more overdue as non-performing and subject to review for impairment in accordance with SFAS 114, “Accounting for Impairment of a Loan by a Creditor,” as amended by SFAS 118. We cease accruing interest on them once they are classified as non-performing. We estimate the value of impaired loans based on:

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

Charge-offs

     Loans that will mature in up to 36 months are charged off when they are between 180 and 360 days overdue, depending on their initial risk classification. Generally, the charge-off takes place after 360 days. However, the charge-off might be postponed for longer-term loans, until they are up to 540 days overdue.

     Our current policies regarding the charge-off of non-performing loans entered into effect in March 2000. Prior to March 31, 2000, we charged off loan receivables once they were more than 240 days overdue. Accordingly, the current charge-off policy generally results in a delay of an additional 120 days before loans are charged off. Under the policy in effect prior to March 31, 2000, when we charged loans off, we reduced the allowance for loan losses by 100% of the value of the loan and reduced our assets by the same amount. Because the policy change did not change the criteria for establishing an allowance for loan losses with respect to any loan, it did not impact our determination of the adequacy of our allowance for loan losses, which we believe continues to be satisfactory. Because under both the charge off policies in place prior to and subsequent to March 31, 2000 all substantial efforts to collect the loans were or are complete at the time they were or are charged off, we believe that both policies are consistent with U.S. GAAP.

    Under the current policies we generally carry overdue loans as non-performing loans before charging them off. Because under the previous policies we carried them for only 240 days before charging them off, as a result of the adoption of the new policies the amount of our non-performing loans increased by an amount equal to the amount of loans which were 240 to 360 days in arrears. In addition, since the allowance for loan losses related to any loan remains on our books until the loan is charged off, our allowance for loan losses also increased when we implemented the new policy. Because the amount of the allowance for each non-performing loan more than 240 days overdue equals the value of that loan, the amount of this increase also equaled the amount of loans which were 240 to 360 days in arrears.

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

	December 31, 2000

	Previous	Effect of change	Current
	methodology	in charge-off policy	methodology

	(R$ in millions)

Performing loans	R$ 37,750	—	R$ 37,750
Non-performing loans	1,286	R$ 403	1,689
Allowance for loan losses	(1,942)	(403)	(2,345)

Loans, net	37,094	—	37,094

Provision for loan losses	1,244	—	1,244

Shareholders’ equity	7,881	—	7,881

Net income	1,799	—	1,799

     As a result of identical increases in both the allocation for loan losses and the balance of total loans, our ratio of allocation for loan losses to total loans increased to 5.9% at year-end 2000, whereas under the policy in place prior to March 31, 2000 the ratio would have been 5.0%. Similarly, equal increases in both the allowance for loan losses and the balance of non-performing loans caused our ratio of the allowance for loan losses to non-performing loans to decrease by more under the new policy (to 138.8% at year-end 2000) than would have been the case under the old policy (151.0% at year-end 2000). As a result of the same increases, our ratio of the allowance for loan losses to the sum of non-performing loans and foreclosed assets decreased under the new policy to 123.3% at year-end 2000, whereas under the prior policy the ratio would have been 129.6%. All of the differences result from the arithmetic effect of increasing the numerator and denominator of each ratio by an identical amount. For a tabular presentation comparing the ratios under the old and new charge-off policies and an analysis of what our allocation of the allowance for loan losses for 2000 would have been under the charge-off policy in place prior to March 31, 2000, see “—Allocation of the Allowance for Loan Losses.”

     As loans less than 60 days overdue are considered performing under both the prior and the current policies, our calculations of our performing loans and the related allowance for loan losses on performing loans have not been affected. There were no other changes made to our loan classification system. For more information on our categorization of loans, see “—Regulation and Supervision—Bank Regulations—Treatment of Overdue Debts” and “—Classification of Credit Operations.”

Maturities and Interest Rates of Loans

     The following tables show the distribution of maturities of our loans by type, as well as the composition of our loan portfolio by interest rate and maturity as of the dates indicated:

	December 31, 2003

	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(2)	Total loans, gross	Allowance for losses	Total

	(R$ in millions)
Type of loan
Commercial
Industrial and others	R$ 4,089	R$ 5,709	R$ 2,962	R$ 2,252	R$ 3,638	R$ 2,260	R$ 1,002	R$ 21,912	R$ (1,738)	R$ 20,174
Import financing	122	229	211	97	11	3	32	705	(57)	648
Export financing	1,760	2,424	1,837	809	820	725	18	8,393	(83)	8,310
Real estate construction financing	11	23	29	64	203	84	33	447	(32)	415
Leasing	112	168	221	260	580	23	57	1,421	(115)	1,306
Individuals
Overdraft	1,010	—	—	—	—	—	290	1,300	(179)	1,121
Residential mortgage loans	36	43	40	179	455	334	199	1,286	(253)	1,033
Other financings(1)	1,145	1,741	1,629	2,343	3,118	77	914	10,967	(974)	9,993
Credit cards	—	—	—	—	—	—	1,489	1,489	(121)	1,368
Rural credit	165	301	472	796	620	2,042	46	4,442	(269)	4,173
Foreign currency loans	200	505	474	590	603	56	5	2,433	(25)	2,408

Total	R$ 8,650	R$ 11,143	R$ 7,875	R$ 7,390	R$ 10,048	R$ 5,604	R$ 4,085	R$ 54,795	R$ (3,846)	R$ 50,949

___________________
(1)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.
(2)	Primarily includes non-performing credit cards and loans.

December 31, 2003

	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross

(R$ in millions)
Types of loans to customer by maturity
Floating or adjustable rates(1)	R$ 2,894	R$ 3,812	R$ 4,190	R$ 3,511	R$ 6,734	R$ 4,695	R$ 2,144	R$ 27,980
Fixed rates	5,756	7,331	3,685	3,879	3,314	909	1,941	26,815

Total by maturity	R$ 8,650	R$ 11,143	R$ 7,875	R$ 7,390	R$ 10,048	R$ 5,604	R$ 4,085	R$ 54,795

___________________
(1)	Includes non-performing loans.

Credit Approval Process

     For a description of our credit approval process, see “—The Company—Risk Management—Credit.”

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

Non-performing Loans and Allowance for Loan Losses

     The following table presents a summary of our non-performing loans (comprised entirely of non-accrual loans) together with certain asset quality ratios, at the dates indicated. We aggregate small balance homogeneous loans, such as overdrafts, consumer installment loans and credit card financing, for the purpose of measuring impairment. We assess larger balance loans based on the risk characteristics of each individual borrower. We do not have any material restructured loans. For a discussion of the effect on asset quality ratios of the change in charge-off policy that we adopted in March 2000, see “—Credit Operations—Non-performing loans—Charge-offs.”

	December 31,
	1999	2000 (1)	2000	2001	2002	2003

	(R$ in millions, except percentages)
Non-performing loans	R$ 728	R$ 1,286	R$ 1,689	R$ 2,257	R$ 2,341	R$ 2,144
Foreclosed assets, net of reserves	234	213	213	192	257	194

Total non-performing loans and foreclosed assets	962	1,499	1,902	2,449	2,598	2,338

Allowance for loan losses	1,783	1,942	2,345	2,941	3,455	3,846

Total loans	R$ 28,019	R$ 39,036	R$ 39,439	R$ 44,994	R$ 52,324	R$ 54,795

Non-performing loans as a percentage of total loans	2.6%	3.3%	4.3%	5.0%	4.5%	3.9%
Non-performing loans and foreclosed assets as a percentage of total loans	3.4	3.8	4.8	5.4	5.0	4.3
Allowance for loan losses as a percentage of total loans	6.4	5.0	5.9	6.5	6.6	7.0
Allowance for loan losses as a percentage of non-performing loans	244.9	151.0	138.8	130.3	147.6	179.4
Allowance for loan losses as a percentage of non-performing loans and foreclosed assets .	185.3	129.6	123.3	120.1	133.0	164.5
Net charge-offs for the period as a percentage of the average balance of loans	4.5	3.3	2.1	2.7	3.9	3.1
___________________
(1)	Non-performing loans calculated in accordance with the charge-off policy prior to March 31, 2000.

     We do not have a significant amount of foreign loans. The majority of our assets are denominated in reais.

Outstanding Foreign Loans

     The aggregate amount of our outstanding cross-border loans does not exceed 1% of our total assets. Therefore, we do not believe that such information is material to an understanding of the risks associated with our loan portfolio.

     Additionally, our deposit base is primarily comprised of Brazilian residents and the amount of deposits in our branches outside Brazil is 10% of our total deposits and is therefore not considered significant.

Loans by Economic Activity

     The following table summarizes our loans by borrowers’ economic activity as of the dates indicated. This table does not include non-performing loans.

	December 31,

	2001		2002		2003

	Loan portfolio	% of loan portfolio	Loan portfolio	% of loan portfolio	Loan portfolio	% of loan portfolio

	(R$ in millions, except percentages)
Industrial
Food, beverages and tobacco	R$ 2,124	5.0%	R$ 2,769	5.5%	R$ 3,066	5.8%
Electric and electronic, and communication equipment	609	1.4	545	1.1	532	1.0
Chemicals and pharmaceuticals	1,852	4.3	1,671	3.3	1,416	2.7
Civil construction	763	1.8	1,004	2.0	854	1.6
Basic metal industries	1,710	4.0	2,438	4.9	2,805	5.3
Textiles, clothing and leather goods	854	2.0	1,163	2.3	977	1.9
Manufacturing of machinery and equipment	936	2.2	1,049	2.1	929	1.8
Paper, paper products, printing and publishing	1,270	3.0	1,586	3.2	1,609	3.0
Automotive	1,003	2.3	1,060	2.1	2,074	3.9
Non-metallic minerals	458	1.1	222	0.4	225	0.4
Rubber and plastic	463	1.1	484	1.0	616	1.2
Information technology and office equipment	68	0.2	95	0.2	33	0.1
Wood and wood products, including furniture	380	0.9	449	0.9	458	0.9
Extractive	328	0.8	355	0.7	386	0.7
Petrochemicals	199	0.5	78	0.2	204	0.4
Other manufacturing industries	1,777	4.1	1,794	3.6	2,257	4.3

Subtotal	14,794	34.7	16,762	33.5	18,441	35.0

Individuals
Consumer loans	9,157	21.4	10,466	20.9	12,738	24.2
Residential mortgage loans	1,246	2.9	1,200	2.4	1,097	2.1
Lease financing	231	0.5	103	0.2	56	0.1

Subtotal	10,634	24.8	11,769	23.5	13,891	26.4

Real Estate
Construction	543	1.3	427	0.9	415	0.8

Commercial
Retail	3,056	7.2	2,919	5.8	3,295	6.3
Wholesale	3,118	7.3	4,971	10.0	3,593	6.8
Lodging and catering services	219	0.5	218	0.4	193	0.4

Subtotal	6,393	15.0	8,108	16.2	7,081	13.5

Financial services
Financial institutions	675	1.6	691	1.4	552	1.0
Insurance companies and private pension plans	4	—	6	—	8	—

Subtotal	679	1.6	697	1.4	560	1.0

Services
Telecommunications	1,843	4.3	2,702	5.4	1,917	3.6
Service providers	1,292	3.0	1,173	2.3	1,370	2.6
Transportation	1,589	3.7	1,710	3.4	1,999	3.8
Real estate	45	0.1	554	1.1	731	1.4
Health and social services	119	0.3	381	0.8	413	0.8
Leisure	265	0.6	444	0.9	374	0.7
Education	287	0.7	150	0.3	208	0.4
Public administration and defense	12	—	8	—	2	—
Other	1,283	3.0	1,176	2.4	845	1.6

Subtotal	6,735	15.7	8,298	16.6	7,859	14.9

Agriculture, livestock, forestry and fishing	2,959	6.9	3,922	7.9	4,404	8.4

Total	R$ 42,737	100.0%	R$ 49,983	100.0%	R$ 52,651	100.0%

Classification of Credit Operations

     The following table shows our loan portfolio’s classification by risk category as of December 31, 2003, where AA represents minimum credit risk and H represents extremely high credit risk. At December 31, 2003, approximately 92.0% of our loan portfolio was classified between AA and C, representing loans on full accrual basis.

Risk Level	Loans	Non- Performing Loans	Allowance for loan losses

	(R$ in millions)
AA	R$ 16,236
A	21,056		R$ 153
B	4,171		69
C	8,930		572
D	981	R$ 446	423
E	140	203	174
F	301	192	348
G	245	158	371
H	591	1,145	1,736

Total	R$ 52,651	R$ 2,144	R$ 3,846

Allowance for Loan Losses

     The following table states the allowance for loan losses by economic activity for the periods indicated:

	1999	2000	2001	2002	2003

	(R$ in millions, except percentages)

Balance at the beginning of the period	R$ 1,178	R$ 1,783	R$ 2,345	R$ 2,941	R$ 3,455
Charge-offs
Commercial
Industrial and others	(843)	(493)	(657)	(751)	(1,006)
Import financing	(16)	(2)	(22)	(5)	(14)
Export financing	(51)	(17)	—	(6)	(28)
Construction	(3)	(1)	(67)	(5)	(5)
Leasing	(4)	(59)	(29)	(31)	(85)
Individuals
Overdraft	(75)	(15)	(9)	(287)	(284)
Real estate	(128)	(46)	(185)	(26)	(72)
Financing(1)	(176)	(60)	(88)	(900)	(290)
Credit card	(3)	(47)	(4)	(162)	(163)
Agricultural	(77)	(89)	(341)	(145)	(109)
Foreign currency loans	(48)	(70)	(12)	(2)	(2)

Total charge-offs (2)	(1,424)	(899)	(1,414)	(2,320)	(2,058)

Recoveries
Commercial
Industrial and others	86	82	52	69	144
Import financing	1	—	—	2	—
Export financing	2	—	—	1	—
Construction	5	4	3	1	—
Leasing	4	18	16	17	18
Individuals
Overdraft	12	6	17	83	48
Real estate	17	71	76	5	2
Financing(1)	45	20	38	97	193
Credit card	6	5	33	15	7
Agricultural	5	8	5	1	3
Foreign currency loans	1	3	7	—	—

Total recoveries	R$ 184	R$ 217	R$ 247	R$ 291	R$ 415

Net charge-offs(2)	(1,240)	(682)	(1,167)	(2,029)	(1,643)

Provision for loan losses	1,845	1,244	1,763	2,543	2,034

Balance at the end of the period(2)	1,783	2,345	2,941	3,455	3,846

Net charge-offs during the period as a percentage of average loans outstanding	4.5%	2.1%	2.7%	3.9%	3.1%

___________________
(1)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.
(2)	In 2000, includes a reduction of R$403 million in charge-offs, and an equivalent increase in the allowance for loan losses, as a result of the change in our policy for the charge-off of loans.

     Based on information available regarding our debtors, we believe that our aggregate allowance for loan losses is sufficient to cover probable loan losses.

     The following table sets forth our provision for loan losses, charge-offs and recoveries included in results of operations for the periods indicated:

	Year ended December 31,			% Change

	2001	2002	2003	2002/2001	2003/2002

	(R$ in millions, except percentages)
Provision for loan losses	R$ 1,763	R$ 2,543	R$ 2,034	44.2%	(20.0)%
Loan charge-offs	(1,414)	(2,320)	(2,058)	64.1	(11.3)
Loan recoveries	247	291	415	17.8	42.6
Net charge-offs	(1,167)	(2,029)	(1,643)	73.9	(19.0)
Provision for loan losses(1)	4.1%	4.9%	3.8%
___________________
(1)	Provision as a percentage of average loans outstanding.

Allocation of the Allowance for Loan Losses

     The tables below set forth the allocation of the allowance for loan losses for the periods indicated. The allowance amount allocated and the loan category are stated as a percentage of total loans.

	December 31, 1999

	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)

	(R$ in millions, except percentages)
Type of loans
Commercial
Industrial and others	R$ 779	2.9%	2.8%	41.5%	41.1%
Import financing	13	—	0.1	5.3	5.2
Export financing	11	—	—	10.3	10.1
Construction	22	0.1	0.1	2.2	2.3
Leasing	311	1.1	1.1	7.4	7.3
Individuals
Overdraft	3	—	—	1.7	1.8
Real estate	199	0.8	0.7	7.7	7.7
Financing(3)	90	0.3	0.3	8.3	8.5
Credit card	64	0.2	0.2	3.3	3.4
Agricultural	191	0.7	0.7	8.3	8.4
Foreign currency loans	100	0.4	0.4	4.0	4.2

Total	R$ 1,783	6.5%	6.4%	100.0%	100.0%

___________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2000

	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)

	(R$ in millions, except percentages)
Type of loans
Commercial
Industrial and others	R$ 956	2.5%	2.4%	43.2%	42.6%
Import financing	33	0.1	0.1	4.0	3.8
Export financing	35	0.1	0.1	12.1	11.6
Construction	63	0.2	0.1	1.4	1.5
Leasing	139	0.4	0.3	5.4	5.2
Individuals
Overdraft	65	0.2	0.2	1.7	2.0
Real estate	198	0.5	0.5	4.3	4.6
Financing(3)	279	0.7	0.7	14.5	15.0
Credit card	23	0.1	0.1	1.7	2.2
Agricultural	430	1.1	1.1	7.7	7.5
Foreign currency loans	124	0.3	0.3	4.0	4.0

Total	R$ 2,345	6.2%	5.9%	100.0%	100.0%

___________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2001

	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)

	(R$ in millions, except percentages)
Type of loans
Commercial
Industrial and others	R$ 1,671	3.9%	3.7%	42.6%	41.9%
Import financing	45	0.1	0.1	3.5	3.3
Export financing	30	0.1	0.1	12.1	11.5
Construction	27	0.1	0.1	1.3	1.3
Leasing	123	0.3	0.3	3.9	3.8
Individuals
Overdraft	92	0.2	0.2	2.8	3.1
Real estate	155	0.4	0.3	2.9	3.1
Financing(3)	374	0.9	0.8	16.1	17.5
Credit card	27	0.1	0.1	2.3	2.5
Agricultural	339	0.8	0.7	6.9	6.7
Foreign currency loans	58	0.1	0.1	5.6	5.3

Total	R$ 2,941	7.0%	6.5%	100.0%	100.0%

___________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2002

	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)

	(R$ in millions, except percentages)
Type of loans
Commercial
Industrial and others	R$1,450	2.9%	2.8%	40.3%	40.2%
Import financing	42	0.1	0.1	2.6	2.5
Export financing	95	0.2	0.2	15.7	15.1
Construction	53	0.1	0.1	0.9	0.9
Leasing	142	0.3	0.3	3.0	3.0
Individuals
Overdraft	155	0.3	0.3	2.1	2.2
Real estate	202	0.4	0.4	2.4	2.6
Financing(3)	898	1.8	1.6	16.5	17.5
Credit card	82	0.2	0.2	2.3	2.4
Agricultural	261	0.5	0.5	7.9	7.6
Foreign currency loans	75	0.2	0.1	6.3	6.0

Total	R$3,455	7.0%	6.6%	100.0%	100.0%

___________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2003

	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)

	(R$ in millions, except percentages)
Type of loans
Commercial
Industrial and others	R$ 1,738	3.3%	3.2%	40.1%	40.0%
Import financing	57	0.1	0.1	1.3	1.3
Export financing	83	0.2	0.1	15.9	15.3
Construction	32	0.1	0.1	0.8	0.8
Leasing	115	0.2	0.2	2.6	2.6
Individuals
Overdraft	179	0.3	0.3	2.2	2.4
Real estate	253	0.5	0.5	2.1	2.3
Financing(3)	974	1.9	1.8	19.4	20.0
Credit card	121	0.2	0.2	2.6	2.7
Agricultural	269	0.5	0.5	8.4	8.1
Foreign currency loans	25	—	—	4.6	4.5

Total	R$ 3,846	7.3%	7.0%	100.0%	100.0%

___________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

     The table below sets forth what the allocation of the allowance for loan losses for 2000 would have been if our charge-off policy prior to March 31, 2000 had remained in effect throughout 2000. The allowance amount allocated and the loan category are stated as a percentage of total loans.

Allocation of Allowance for Loan Losses under Previous Charge-off Regulations

	December 31, 2000

	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Loan category as a percentage of total loans(1)

	(R$ in millions, except percentages)
Type of loans
Commercial
Industrial and others	R$ 800	2.1%	43.2%
Import financing	25	0.1	4.0
Export financing	28	0.1	12.1
Construction	47	0.1	1.4
Leasing	114	0.3	5.4
Individuals
Overdraft	52	0.1	1.7
Real estate	176	0.5	4.3
Financing(2)	230	0.6	14.5
Credit card	20	0.1	1.7
Agricultural	346	0.8	7.7
Foreign currency loans	104	0.3	4.0

Total	R$ 1,942	5.1%	100.0%

___________________
(1)	Excludes non-performing loans.
(2)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

     For a description of the differences between our current charge-off policy and the policy in effect prior to March 2000, see “—Credit Operations” and “—Regulation and Supervision—Treatment of Overdue Debts.”

Average Deposit Balances and Interest Rates

     The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

	Year ended December 31,

	2001		2002		2003

	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate

	(R$ in millions, except percentages)
Domestic deposits
Non-interest-bearing deposits
Demand deposits	R$ 7,417	—	R$ 9,678	—	R$ 10,876	—
Interest-bearing deposits
Deposits from banks	176	13.6%	223	16.1%	657	16.9%
Savings deposits	17,386	7.9	19,033	8.3	20,680	9.9
Time deposits	11,223	15.8	18,392	16.0	20,629	20.0

Total interest-bearing deposits	28,785	11.0	37,648	12.1	41,966	14.9

Total domestic deposits	36,202	8.8	47,326	9.6	52,842	11.8

International deposits (1)
Non-interest-bearing deposits
Demand deposits	47	—	182	—	270	—
Interest-bearing deposits
Savings deposits	100	7.0	—	—	—	—
Time deposits	1,374	7.3	2,955	8.5	3,601	3.1

Total interest-bearing deposits	1,474	7.3	2,955	8.5	3,601	3.1

Total international deposits	1,521	7.0	3,137	8.0	3,871	2.9

Total deposits	R$ 37,723	8.7	R$ 50,463	9.5	R$ 56,713	11.2

___________________
(1)	Denominated in currencies other than reais, primarily U.S. dollars.

Maturity of Deposits

     The following table shows the distribution of our deposits by maturity at the date indicated:

	December 31, 2003

	Due in 3 months or less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total

	(R$ in millions)
Domestic deposits
Non-interest-bearing deposits
Demand deposits(1)	R$ 12,647	—	—	—	R$ 12,647
Interest-bearing deposits
Deposits from banks	26	—	R$ 4	—	30
Savings deposits(1)	22,140	—	—	—	22,140
Time deposits	2,325	R$ 1,445	2,674	R$ 12,559	19,003

Total interest-bearing deposits	24,491	1,445	2,678	12,559	41,173

Total domestic deposits	37,138	1,445	2,678	12,559	53,820

International deposits (2)
Non-interest-bearing deposits
Demand deposits	265	—	—	—	265
Interest-bearing deposits
Deposits from banks	—	1	—	—	1
Time deposits	3,184	198	223	336	3,941

Total interest-bearing deposits	3,184	199	223	336	3,942

Total international deposits	3,449	199	223	336	4,207

Total deposits	R$ 40,587	R$ 1,644	R$ 2,901	R$ 12,895	R$ 58,027

___________________
(1)	Demand deposits and savings deposits are classified as due in three months or less, without taking into account the average turnaround history.
(2)	Denominated in currencies other than reais, primarily U.S. dollars.

    The following table sets forth information regarding the maturity of outstanding deposits with balances greater than US$100,000 (or its equivalent), by maturity, as of the date indicated:

	December 31, 2003

	Domestic Currency	International Currency

	(R$ in millions)
Maturity within 3 months	R$ 1,352	R$ 2,926
Maturity after 3 months but within 6 months	689	159
Maturity after 6 months but within 12 months	1,433	222
Maturity after 12 months	5,425	337

Total deposits in excess of US$ 100,000	R$ 8,899	R$ 3,644

Federal Funds Purchased and Securities Sold under Agreements to Repurchase and Short-term Borrowings

     Federal funds purchased and securities sold under agreements to repurchase and short-term borrowings totaled R$35,285 million at December 31, 2003, R$17,272 million at December 31, 2002 and R$22,357 million at December 31, 2001. The principal categories of short-term financings are import and export financing and commercial paper.

     The following table summarizes the federal funds purchased and securities sold under agreements to repurchase and short-term borrowings for the periods indicated:

	Year ended December 31,

	2001	2002	2003

	(R$ in millions, except percentages)
Federal funds purchased and securities sold under agreements to repurchase
Amount outstanding	R$ 14,037	R$ 7,633	R$ 27,490
Maximum amount outstanding during the period	14,037	13,361	27,490
Weighted average interest rate at period end	18.6%	21.1%	15.1%
Average amount outstanding during period	12,278	9,670	15,486
Weighted average real interest rate	15.6%	21.2%	18.4%
Import and export financing
Amount outstanding	5,106	7,741	6,034
Maximum amount outstanding during the period	7,072	10,167	8,114
Weighted average interest rate at period end	4.0%	2.8%	1.7%
Average amount outstanding during period	5,880	7,902	7,187
Weighted average real interest rate	29.3%	46.4%	(6.7)%
Commercial paper
Amount outstanding	3,211	1,884	1,761
Maximum amount outstanding during the period	3,708	2,609	2,530
Weighted average interest rate at period end	4.0%	1.7%	0.4%
Average amount outstanding during period	2,871	2,235	2,032
Weighted average real interest rate	7.1%	13.8%	4.7%
Other	3	14	—

Total	R$ 22,357	R$ 17,272	R$ 35,285

Item 5. Operating and Financial Review and Prospects

    You should read this discussion in conjunction with our consolidated financial statements and the notes thereto and other financial information included elsewhere in this annual report.

Overview

    Brazilian Economic Conditions

    Our results of operations are directly affected by the economic conditions in Brasil. The devaluation or appreciation of the real affects our net interest income, because part of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars. In addition, our provisioning for loan losses and balance of loans outstanding directly reflect the impact the economic conditions have on our customers’ ability on average to pay on schedule.

    At the end of 1997, Brazil experienced the beginning of an economic crisis brought about by capital flight, pressure on the Brazilian currency and increased annual interest rates. Before the economy could fully recover from the crisis, Russia devalued its currency in August of 1998, and the Brazilian economy deteriorated further as a result of renewed capital flight. The Brazilian government’s measures to mitigate the crisis were unsuccessful, and continued pressure on the currency led the government to devalue the real in January of 1999.

    The second half of 1999 brought some improvement in Brazil’s economic situation. Base interest rates decreased to approximately 19% in December 1999, from approximately 45% in March 1999, and the real declined in value by 1.1% against the U.S. dollar during the second half of 1999. The year 2000 saw additional improvement in the economy. Gross domestic product, or GDP, grew 4.5% during the year and the value of the real remained relatively stable. The Central Bank gradually reduced base interest rates from 17.5% at June 30, 2000 to 15.25% at January 17, 2001.

    The growth of the Brazilian economy slowed in 2001, as the impact of the ongoing economic crisis in Argentina and lower levels of growth of the U.S. economy led to declines in investment and consumption in Brazil as well as other emerging markets. The economic situation was exacerbated by the government’s announcement in May 2001 of measures designed to reduce the consumption of electricity in response to an electricity shortage. The impact of the conservation measures, which were lifted in February 2002, paired with the Argentine and United States economic situation, contributed to slower rates of growth of GDP, which grew 1.5% in 2001 compared to 4.5% in 2000. Inflation was 10.4% in 2001, compared to 9.8% in 2000, as measured by the Índice Geral de Preços — Disponibilidade Interna, or IGP-DI, a general price index issued monthly by the FGV — Fundação Getúlio Vargas, or “FGV.” The real depreciated by 18.7% against the U.S. dollar during 2001. At the same time, the Central Bank increased the base interest rate four times from April 18, 2001 to July 18, 2001, from 15.25% to 19.8%.

    The growth of the Brazilian economy continued to slow in 2002, as political uncertainty relating to the presidential elections and lower levels of growth of the U.S. economy continued to lead to declines in investment and consumption in Brazil. GDP grew by 1.5% in 2002, as in 2001. Inflation was 26.4% in 2002, as measured by the IGP-DI. The real depreciated by 52.3% against the U.S. dollar during 2002. The Central Bank decreased the base interest rate three times between February 20 and July 17, 2002, from 19.00% to 18.00%. Between October 14, 2002 and December 18, 2002 the Central Bank increased the base interest rate to 25.00%.

    In 2003 there were some signs of improvement in Brazil’s economy. Investor confidence increased as the new administration largely continued the macroeconomic policies of the previous government, including its focus on fiscal responsibility, and the real appreciated by 18.2% against the

U.S. dollar. However, overall economic growth fell, as GDP contracted by 0.2% during 2003, compared to growth of 1.5% in 2002. This contraction was largely due to the effect of high interest rates during the first half of the year: maintained at higher levels in order to combat inflationary pressures, the rates also acted to constrain economic growth. The Central Bank increased the basic interest rate from 25.00% to 26.50% on February 19, 2003 and maintained it at that level until June 18, 2003. Beginning on June 18, 2003, the Central Bank gradually decreased the base interest rate to 16.50% as of December 31, 2003. The Brazilian economy showed signs of improvement during the second half of 2003, growing by approximately 7.2% during the third quarter and 1.5% during the fourth, each as compared to the previous quarter.

    The Brazilian economy has continued to show signs of improvement in the first five months of 2004. During the first three months of 2004 GDP increased by 2.7% over the same period in 2003. The value of the real depreciated to 3.1291 reais per U.S. dollar at May 31, 2004, compared with 2.8892 reais at December 31, 2003. The exchange rate reached a low of 2.8022 reais per U.S. dollar and a high of 3.2051 reais per U.S. dollar during the period. On June 21, 2004, the exchange rate was 3.1298 reais per U.S. dollar. The Central Bank reduced the base interest rate to 16.25% in March, 2004, followed by a further reduction in April, to 16.0%. Inflation for the first five months of 2004 was 5.5%.

    The following table shows Brazilian inflation as measured by the IGP-DI, devaluation or appreciation of the real against the U.S. dollar and the period-end exchange rates and average exchange rates for the periods indicated:

	December 31,

	2001	2002	2003

	(in R$, except percentages)
Inflation (IGP-DI)	10.4%	26.4%	7.7%
Devaluation (appreciation) of the real vs. dollar	18.7%	52.3%	(18.2)%
Period-end exchange rate—US$1.00(1)	R$ 2.3204	R$ 3.5333	R$ 2.8892
Average exchange rate—US$1.00(2)	R$ 2.3226	R$ 2.9461	R$ 3.0964
________________________
(1)	The real/U.S. dollar exchange rate at June 21, 2004 was R$3.1298.
(2)	The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period. Sources: FGV and the Central Bank.

    The following table shows the change in real GDP and average interbank interest rates for the periods indicated:

	December 31,

	2001	2002	2003

Change in real GDP(1)	1.5%	1.5%	(0.2)%
Average base interest rates(2)	17.3	19.2	23.3
Average interbank interest rates(3)	17.2	19.1	23.3
________________________
(1)	Calculated by dividing the real GDP of a period by the real GDP of the same period in the previous year.
(2)	Calculated in accordance with Central Bank methodology (based on nominal rates).
(3)	Calculated in accordance with Central Clearing and Custody House (“CETIP”) methodology (based on nominal rates). Sources: The Central Bank, the Brazilian Geography and Statistics Institute and CETIP.

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

    Effects of Devaluation, Appreciation and Interest Rates on Net Interest Income

    When the real is devalued, as occurred in certain periods of 1998 through 2002, including most significantly in 1999 and 2002, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expense increases. For example, primarily as a result of the 52.3% devaluation of the real during 2002, our interest expense in our banking segment increased by 63.1% for 2002 as compared to 2001. At the same time, we record gains on our monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed securities and loans, as the interest income from such assets as measured in reais also increases because of the devaluation of the real. Accordingly, our interest income in the banking segment increased by 52.3% in 2002 as compared to 2001, in part due to the devaluation of real during 2002 as compared to 2001.

    Conversely, when the real appreciates against the U.S. dollar, as occurred in 2003, we incur losses on our monetary assets denominated in or indexed to foreign currencies, such as our dollar-indexed securities and loans, as the interest income from such assets as measured in reais decreases because of the appreciation of the real. At the same time, we record gains on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expenses decreases. Accordingly, the 28.5% decrease in interest income from loans in 2003 compared to 2002 and the 34.9% decrease in our interest expense in 2003 compared to 2002 were both largely attributable to the 18.2% appreciation of the real against the dollar during 2003.

    In addition, in periods of high interest rates, such as occurred in certain periods of 1998 through the first half of 2003, our interest income increases as interest rates on our interest-earning assets increase. At the same time, our interest expense increases as interest rates on our interest-bearing liabilities also rise. Changes in volumes of interest-earning assets and interest-bearing liabilities also produce changes in interest income and interest expense. For example, an increase in our interest income attributable to an increase in interest rates may be offset by a decrease in the volume of our outstanding loans during a period.

    The following table shows our foreign-currency-denominated and foreign-currency-indexed assets and liabilities at the dates indicated:

	December 31,

	2001	2002	2003

	(R$ in millions)
Assets
Cash and due from banks	R$466	R$1,050	R$599
Interest-earning deposits in other banks	1,195	1,548	4,069
Federal funds sold and securities purchased under agreements to resell	5,358	285	4,503
Brazilian Central Bank compulsory deposits	2,377	943	502
Trading securities, at fair value	2,358	431	1,729
Available for sale securities, at fair value	1,206	715	2,478
Securities held to maturity	—	1,543	547
Net loans	11,633	14,752	13,201
Other assets	473	193	1,195

Total assets	25,066	21,460	28,823

Off-balance sheet accounts – notional value
Derivatives – long position
Futures	2,299	4,357	7,014
Term	—	123	20
Options	21	—	4
Swap	351	2,714	3,350

Total	R$ 27,737	R$ 28,654	R$ 39,211

Liabilities
Deposits	1,543	3,165	4,207
Federal funds purchased and securities sold under agreements to repurchase	95	730	3,406
Short-term borrowings	8,320	9,639	7,795
Long-term debt	5,129	4,487	9,283
Others	1,024	2,836	1,124

Total liabilities	16,111	20,857	25,815
Off-balance sheet accounts – notional value
Derivatives – short position
Futures	5,752	660	8,718
Term	—	157	550
Options	—	—	148
Swap	4,024	4,589	2,904

Total	R$ 25,887	R$ 26,263	R$ 38,135

Net exposure	1,850	2,391	1,076

    The balance of our foreign currency-denominated and -indexed assets exceeded the balance of our foreign currency-denominated and -indexed liabilities at December 31, 2001, 2002 and 2003. The excess of foreign currency-denominated and -indexed assets over foreign currency-denominated and -indexed liabilities, as well as the higher interest rates we earn on our foreign currency-denominated and -indexed assets compared to our foreign currency-denominated and -indexed liabilities, led to net financial gains on our net foreign currency asset position for those periods.

    We have used swap and futures contracts and certain other hedging contracts to minimize the potential impact of currency devaluation or appreciation. For more information on our use of derivatives for hedging purposes, see notes 2(e), 2(f) and 22(b) to the consolidated financial statements in Item 18.

    Effects of Devaluation and Interest Rates on Lending and Treasury Activities

    The general economic crisis which arose at the end of 1997, coupled with the currency devaluation and increases in interest rates that occurred at times from 1997 to 1999, caused occasional increases in overdue loans. In response to our customers’ decreasing ability to pay on schedule, we increased our provisions for loan losses, reaching R$1,845 million in 1999. The year 2000 brought an improvement in the economic situation in Brazil, and as a result, our provisions for loan losses decreased to R$1,244 million in 2000.

    With the subsequent deterioration of the economy in 2001 and 2002, we increased our provisions for loan losses again, to R$1,763 million for the year ended December 31, 2001 and to R$2,543 million for the year ended December 31, 2002, as a result of an increase in the average balance of our loan portfolio, paired with the declining ability of certain customers to pay on schedule. We decreased our provisions for loan losses to R$2,034 million for the year ended December 31, 2003, despite an increase in the average balance of our loan portfolio, reflecting improvements in our implementation of new methods of evaluating potential credits.

    Our balance of loans outstanding grew from R$52,324 million at December 31, 2002 to R$54,795 million at December 31, 2003. This 4.7% increase in our lending activities was largely a result of our acquisition of BBV Banco in the first half of 2003 and our ongoing marketing efforts, offset by a general reduction in demand for credit as a result of the relatively high interest rates during much of the period and, generally, the low level of economic activity in Brazil. Our lending activities grew more slowly in 2003 than in 2002. As demand for credit fell, we increased our investments in trading securities, such that the value of our trading assets, measured at fair value, increased from R$22,783 million at December 31, 2002 to R$37,073 million at December 31, 2003. The R$1,673 million increase in our subordinated debt also contributed to the increase in our investments in trading securities. An additional factor in the increase was the increase in sales of our pension investment contracts VGBL and PGBL. As such products are sold we increase our technical reserves accordingly, and on the other hand, our investments in trading securities.

    Taxes

     Our income tax expense is made up of two components, a federal income tax and the Social Contribution Tax. In turn, the federal income tax includes two components, a federal income tax with a rate of 15%, and an additional income tax with a rate of 10%. As of December 31, 2003, the federal income tax was assessed at a combined rate of 25% of adjusted net income. At the same date, the Social Contribution Tax was assessed at a rate of 9% of adjusted net income. From May 1, 1999 to January 31, 2000, the rate was 12%. From February 1, 2000, the enacted base rate for the Social Contribution Tax on net profits was 8%, with an additional rate of 1% levied until December 31, 2002. The total Social Contribution Tax rate was to be reduced to 8% on January 1, 2003, but the government decided to maintain the 9% rate indefinitely.

    Brazilian corporations may make payments to shareholders characterized as a distribution of interest on capital as an alternative form of making dividend distributions and take a deduction against taxable income for such payments. We aim at maximizing the amount of dividends we pay in the form of interest on capital. For further information on our tax expense, see “Item 4. Information on the Company—Regulation and Supervision—Taxation” and “Item 10. Additional Information—Taxation.”

    Impact of Recent Important Acquisitions and Joint Ventures on our Future Financial Performance

    In December 2000, we entered into a telecommunications joint venture agreement with Unibanco, Portugal Telecom, and two of its affiliates. Pursuant to that agreement, BUS Holding received an initial payment in reais equivalent to R$548 million, of which R$335 million corresponds to our ownership share of BUS Holding. For U.S. GAAP accounting purposes, the R$335 million payment was not reflected in our December 31, 2000 financial statements, as the sale was still subject to regulatory approval at December 31, 2000. It is reflected on our December 31, 2001 financial statements and will continue to be reflected on our financial statements for the next five years. The transaction became final in 2002, with the liquidation of BUS Holding. For more information, see “Item 4. Information on the Company—The Company—History—Recent Important Acquisitions and Joint Ventures—BUS—Serviços de Telecomunicações Joint Venture.”

    On August 20, 2001, we won a public bidding process organized by the Postal Service to offer banking services in post offices. We executed the related agreement with the Postal Service in September 2001. The agreement with the Postal Service has led to an increase in our revenues and income as well as expenses. The amount of increases in revenue, income and expenses during the remainder of the term of the agreement are uncertain, and we therefore cannot estimate with confidence the impact of this transaction on our future financial performance. For more information about the proposed agreement, see “Item 4. Information on the Company—The Company—History—Recent Important Acquisitions and Joint Ventures—Postal Service Banking.”

    We have made the following important acquisitions in the last two years:

  on January 13, 2002, we acquired control of Banco Mercantil and its controlled companies. On March 31, 2003, we completed the purchase of the minority shareholders’ shares of Banco Mercantil and converted it into our wholly-owned subsidiary. On May 19, 2003, Banco Mercantil transferred control of its branches, assets and liabilities to Bradesco at their book value;

  on January 24, 2002, we acquired control of BEA at auction for a purchase price of R$182.9 million. On June 10, 2003, BEA transferred all of its branches, assets and liabilities to Bradesco for their book value;

  on February 24, 2002, we acquired 100% of the shares of Banco Cidade and its controlled entities. On June 24, 2002, Banco Cidade’s branches, assets and liabilities were merged into BCN at book value;

  on January 10, 2003, we entered into an agreement to acquire 100% of the shares of BBV Banco, now Banco Alvorada. Upon completion of the transaction on June 9, 2003, BBV Banco became our wholly-owned subsidiary and on September 19, 2003, BBV Banco transferred all of its branches, assets and liabilities to Bradesco; and

  on November 6, 2003, we entered into an agreement to acquire 100% of the shares of the Zogbi Institutions. Upon completion of the transaction on February 16, 2004, the Zogbi Institutions became our wholly-owned subsidiaries.

    In each case, we believe that the acquisitions and related transfers of assets and liabilities resulted in an increase in our revenues, expenses and income. However, we do not separately account for these acquisitions, and the acquired operations have been integrated into our operations. Accordingly, we are not able to quantify the financial impact of these acquisitions. Similarly, we expect that each of the acquisitions and the related transfers of assets and liabilities is likely to result in increases in our revenues and expenses in the future. The amount of such potential increases is uncertain, and we therefore cannot estimate with confidence the impact of these transactions on our future financial performance. For more information, see “Item 4. Information of the Company—The Company—History—Recent Important Acquisitions and Joint Ventures.”

    Upon our 2003 acquisition of BBV Banco it became our significant subsidiary, in accordance with Rule 1-02 of Regulation S-X. Since the significance test was not met at the 20% level, we do not include separate financial statements for BBV Banco, now Banco Alvorada. None of our other acquisitions made since January 1998 have involved the acquisition of a significant subsidiary.

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

  the Brazilian government’s monetary policy; and

  any delays in the receipt of information needed to evaluate loans or confirm existing credit deterioration.

    We use models to assist us in analyzing our loans and in determining what allowance for loan losses to make. Although we frequently revise and improve our models, they are by their nature dependent on our judgment and the quality of the information we receive. In addition, the volatility of the Brazilian economy may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, to the extent that actual loan losses differ from forecasts or management’s judgment, the allowance for loan losses may not be indicative of future charge-offs.

    Our determination of what allowance for loan losses to make is influenced by the risk classification of each credit operation. In this context, each 1% variation in the default ratio of our loan portfolio results in an approximately R$11 million variation in our allowance for loan losses. This sensitivity analysis is hypothetical, and is meant to illustrate the impact that risk classification and the severity of losses has on our determination of the allowance for loan losses. The analysis should not be considered a reflection of our expectations for future determinations of risk classification or for future changes in the severity of losses. Given the procedures that we follow in order to determine our loan portfolio’s risk classification and our assessment of the severity of losses, we believe that the current risk classification and estimate of severity of losses for our loan portfolio are appropriate.

    See “Item 4. Information on the Company— Selected Statistical Information— Credit Operations— Non-performing loans” and “—Allowance for Loan Losses” for additional information regarding our practices related to the allowance for loan losses.

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

    The determination of fair value when quoted market prices are not available involves management judgment, as models are dependent on our judgment regarding what weight to give different factors and the quality of the information we receive. For example, there is often limited market data to rely upon when estimating the impact of holding a large or mature position. Similarly, we utilize our judgment in estimating prices when no external parameters exist. If we make incorrect assumptions, or the model itself makes incorrect correlations, the amount of revenue or loss recorded for a specific asset or liability may be underestimated or overestimated. Judgment is also required to determine whether a decline in fair value below the amortized cost of a security held to maturity or the carrying value of an available for sale security is “other than temporary,” such that it requires that we write down the amortized cost basis or the carrying value as an expense. In evaluating whether a decline is “other than temporary,” management exercises discretion in deciding the historical period to be considered and how severe a loss may be.

    These valuation methods could expose us to materially different results should the models used or underlying assumptions be inaccurate.

Changes in Classification of Securities

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

Income Tax

    The determination of the amount of our taxes is complex. In general, our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of deferred tax benefits and payable income tax. Our assessment of the possibility that a deferred tax benefit could be realized is subjective and involves assessments and assumptions which are inherently uncertain in nature. The realization of deferred tax benefits is subject to changes in future tax rates and developments in our tax planning strategies. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, influencing our determination of the amount of our tax liability.

    We constantly monitor and evaluate the impact on our liability of new tax law as well as new developments that could affect the assessments and assumptions underlying our analysis of the possibility of realizing deferred tax benefits.

    For additional information regarding our income tax, see “Item 4. Information on the Company—Regulation and Supervision—Taxation—Income Tax and Social Contribution on Profits.” Our accounting policy with respect to income taxes is discussed in note 2(q) of our consolidated financial statements in Item 18.

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

Accounting for Unusual and Unique Transactions

    Accounting for unusual and unique transactions for which no specific authoritative literature exists requires significant judgment in identifying the key terms of the transaction, determining which situations in the literature may be considered analogous, drawing a conclusion as to whether the treatment applied in an analogous situation is appropriate and, finally, in determining which of the possible treatments identified is the most appropriate method of accounting for the transaction.

    Our transactions, such as those with BUS and those involving products and transactions unique to the Brazilian market, require management to apply significant judgment in determining the appropriate accounting treatment for each such transaction.

    For additional information on the BUS transaction, see “Item 4. Information on the Company—The Company—History—Recent Important Acquisitions and Joint Ventures—BUS-Serviços de Telecomunicações Joint Venture.” Our accounting policy with respect to this transaction is discussed in note 9 to our consolidated financial statements in Item 18.

Commitments and Contingencies

    We have contractual obligations to make certain fixed payments to third parties, in accordance with the amounts presented in the table below.

	Payments due as of December 31, 2003

Contractual Obligations	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

	(R$ in millions)
Time deposits	R$ 10,049	R$ 12,683	R$ 114	R$ 98	R$ 22,944
Federal funds purchased and securities sold under agreements to repurchase	25,794	1,541	2	153	27,490
Long-term debt	6,211	4,246	1,795	7,841	20,093
Other obligations(1)	12,671	25,965	398	226	39,260

Total	R$ 54,725	R$ 44,435	R$ 2,309	R$ 8,318	R$ 109,787

(1)	Includes reserves for insurance claims, pension plans and pension investment contracts.

Off-balance Sheet Financial Guarantees

    As part of our credit operations, we enter into various off-balance sheet credit instruments with our customers, with the purpose of serving their financing needs. The following table summarizes these off-balance sheet financial instruments as of December 31, 2003:

Payments due as of December 31, 2003

	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

(R$ in millions)
Guarantees granted	R$ 2,503	R$ 1,451	R$ 448	R$ 2,546	R$ 6,948
Other letters of credit	174	—	—	—	174

Total	R$ 2,677	R$ 1,451	R$ 448	R$ 2,546	R$ 7,122

    Letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. We issue commercial letters of credit to facilitate foreign trade transactions. These instruments are short-term commitments to pay a third-party beneficiary under certain contractual conditions regarding the shipment of goods. The contracts are subject to the same credit evaluations as other extensions of credit.

    Standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Standby letters of credit are subject to management’s credit evaluation of the customer.

    In connection with issuing securities to investors, we may enter into contractual arrangements with third parties that may require us to make a payment to them in the event of a change in tax law or an adverse interpretation of tax law.

    We expect many of these guarantees to expire without the need to advance any cash. Therefore, in the ordinary course of business, we expect for these transactions to have virtually no impact on our liquidity.

Results by Segment

    We operate and manage our business through two principal operating segments: the banking segment and the insurance, pension funds and certificated savings plans segment. Our segments are managed based on types of products and services offered and their related client bases. We evaluate the performance of our segments based on net income, net interest income, and non-interest income and expense.

    Amounts presented by segment may differ from the amounts provided on a consolidated basis due to adjustments, reclassifications and eliminations for other operations and for inter-company transactions.

    In our banking segment, we offer a range of banking products and services to our customers, including deposit-taking and lending operations, credit and debit card services, and capital markets services, through our broad distribution network. For a description of the banking segment’s operations, see “Item 4. Information on the Company—The Company—Banking.”

    In our insurance, pension plans and certificated savings plans segment, we offer a range of products and services to our customers, including health, life, accident, automobile and property insurance, individual and corporate pension plans, and certificated savings accounts, through our broad distribution network. For a description of the insurance, pension plans and certificated savings plans segment’s operations, see “Item 4. Information on the Company—The Company—Insurance, Pension Plans and Certificated Savings Plans.”

Results of Operations for Year Ended December 31, 2003 Compared with December 31, 2002

    The following tables show the principal components of our net income for 2003 and 2002 on a company-wide basis and by segment:

	Bradesco

	2002	2003	Percentage Change

	(R$ in millions, except percentages)

Net interest income	R$ 13,467	R$ 14,999	11.4%
Provision for loan losses	(2,543)	(2,034)	(20.0)
Non-interest income	7,963	11,109	39.5
Non-interest expense	(16,599)	(21,418)	29.0

Income before income taxes and minority interests	2,288	2,656	16.1
Income taxes	(161)	(346)	114.9
Change in accounting principle(1)	27	–	(100.0)

Income before minority interest	2,154	2,310	7.2
Minority interest	(12)	(8)	(33.3)

Net income	2,142	2,302	7.5%

________________________
(1)	For more information, see note 11 to our consolidated financial statements in Item 18.

	Banking			Insurance, Pension Plans & Certificated Savings Plans

	2002	2003	Percentage Change	2002	2003	Percentage Change

	(R$ in millions, except percentages)

Net interest income	R$ 10,436	R$ 10,034	(3.9)%	R$ 3,021	R$ 4,959	64.2%
Provision for loan losses	(2,543)	(2,034)	(20.0)	-	-	-
Non-interest income	2,304	4,041	75.4	5,684	7,020	23.5
Non-interest expense	(8,630)	(10,424)	20.8	(7,989)	(10,949)	37.1

Income before income taxes and minority interests	1,567	1,617	3.2	716	1,030	43.9
Income taxes	22	24	9.1	(173)	(364)	110.4
Change in accounting principle(1)	27	—	(100.0)	—	—	—

Income before minority interest	1,616	1,641	1.5	543	666	22.7
Minority interest	(9)	(6)	(33.3)	(3)	(2)	(33.3)

Net income	1,607	1,635	1.7	540	664	23.0

________________________
(1)	For more information, see note 11 to our consolidated financial statements in Item 18.

    Net Interest Income

    The following table shows the principal components of our net interest income before provision for loan losses for 2002 and 2003, on a company-wide basis and by segment:

	Bradesco			Banking			Insurance, Pension Plans & Certificated Savings Plans

	2002	2003	Percent Change	2002	2003	Percent Change	2002	2003	Percent Change

	(R$ in millions, except percentages)

Interest income	R$ 28,394	R$ 24,716	(13.0)%	R$ 25,380	R$ 19,768	(22.1)%	R$ 3,021	R$ 4,959	64.2%
Interest expense	(14,927)	(9,717)	(34.9)	(14,944)	(9,734)	(34.9)	—	—	—

Net interest income	13,467	14,999	11.4	10,436	10,034	(3.9)	3,021	4,959	64.2

     The following table shows, on a company-wide basis and by segment, how much of our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2003 as compared to the year 2002:

	Bradesco	Banking	Insurance, Pension Plans & Certificated Savings Plans

	2003/2002 Increase (decrease)

	(R$ in millions)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	R$ 2,000	R$ 899	R$ 1,219
Due to changes in average interest rates	(468)	(1,301)	719

Net change	1,532	(402)	1,938

    Banking

    The R$402 million decrease in net interest income in the banking segment in 2003 from 2002 was due to the net effect of the reduction in average interest rates during the second half of 2003.

    The effect of the decrease in net interest income was partially offset by the effect of the increase in average volume of interest-earning assets and interest-bearing liabilities. The changes in the average volume of interest-bearing liabilities (which increased by 18.9%) and the average volume of interest-earning assets (which increased by 20.5%) led to an increase in the average volume of net interest income of R$899 million. These increases were primarily due to an 88.8% increase in our average balance of federal funds sold and securities purchased under agreements to resell among Brazilian financial institutions, as well as to a 30.1% increase in the average balance of trading securities. The increase in our average balance of trading securities was in turn largely due to an increase in funds available, most notably due to our issuance of subordinated debt as well as a decrease in demand for credit.

    Net interest margin is net interest income as a percentage of average interest-earning assets. Our net interest margin in the banking segment fell from a rate of 12.6% in 2002 to a rate of 10.0% in 2003.

    Insurance, Pension Plans and Certificated Savings Plans

    The R$1,938 million increase in net interest income in the insurance, pension plans and certificated savings plans segment in 2003 from 2002 was primarily due to an increase in the average volume of interest-earning assets. The changes in the average volume of interest-earning assets (which increased by 37.4%) led to an increase in interest income of R$1,219 million. These increases were primarily due to a 43.6% increase in our average balance of trading securities, which was in turn largely due to an increase in funds available from our pension investment contracts VGBL and PGBL, due to increased sales of these products.

    The base interest rate remained high during most of the first half of 2003, leading to an increase in net interest revenue of R$719 million in 2003 in comparison with 2002.

    Our net interest margin in the insurance, pension plans and certificated savings plans segment increased from a rate of 19.0% in 2002 to a rate of 22.7% in 2003.

    Interest Income

    The following tables show, on a company-wide basis and by segment, the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2002 and 2003:

	Bradesco

	2002	2003	Percentage Change

	(R$ in millions, except percentages)

Average balance of interest-earning assets:
Loans	R$ 49,590	R$ 51,039	2.9%
Federal funds sold and securities purchased under agreements to resell	10,322	19,487	88.8
Trading securities	19,537	27,077	38.6
Available for sale securities	3,045	3,147	3.3
Securities held to maturity	5,295	3,088	(41.7)
Interest-earning deposits in other banks	2,154	4,651	115.9
Central bank compulsory deposits	8,149	11,988	47.1
Other interest-earning assets	340	985	189.7

Total	R$ 98,432	R$ 121,462	23.4

Average interest rate earned:	28.8%	20.3%	—

	Banking			Insurance, Pension Plans & Certificated Savings Plans

	2002	2003	Percentage Change	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-earning assets:
Loans	R$ 49,590	R$ 51,039	2.9%	—	—	—
Federal funds sold and securities purchased under agreements to resell	10,322	19,487	88.8	—	—	—
Trading securities	7,130	9,274	30.1	R$ 12,396	R$ 17,803	43.6%
Available for sale securities	1,825	1,687	(7.6)	1,282	1,460	13.9
Securities held to maturity	3,186	680	(78.7)	2,112	2,408	14.0
Interest-earning deposits in other banks	2,148	4,526	110.7	124	202	62.9
Central bank compulsory deposits	8,149	11,988	47.1	—	—	—
Other interest-earning assets	340	985	189.7	—	—	—

Total	R$ 82,690	R$ 99,666	20.5%	R$ 15,914	R$ 21,873	37.4%

Average interest rate earned:	30.7%	19.8%	—	19.0%	22.7%	—

    For further information about average interest rates by type of assets, see “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheet and Interest Rate Data.”

    The following table shows, on a company-wide basis and by segment, how much of the decrease in our interest income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2003 as compared to the year 2002:

	Bradesco	Banking	Insurance, Pension Plans & Certificated Savings Plans

	2003/2002 Increase (decrease)

	(R$ in millions)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	R$ 4,473	R$ 3,362	R$ 1,219
Due to changes in average interest rates	(8,151)	(8,974)	719

Net change	(3,678)	(5,612)	1,938

    Banking

    Interest income in the banking segment decreased by R$5,612 million in 2003, a 22.1% decrease compared to 2002, primarily due to a decrease in interest income from loans and, to a lesser extent, a decrease in interest income from securities held to maturity.

    The 28.5% decrease in interest income from loans, from R$17,027 million to R$12,176 million, was largely attributable to the impact of the 18.2% appreciation of the real against the dollar during 2003 on our operations that are indexed to or denominated in U.S. dollars. When the real appreciates our interest income from such assets as measured in reais decreases, in contrast to the impact of the 52.3% depreciation of the real against the dollar during 2002 on our operations that were indexed to or denominated in U.S. dollars. The impact of the 2003 appreciation of the real on interest income from loans was partially offset by the impact of the overall increase in average interest rates during the year and an increase in the average volume of interest-earning loans due to the acquisition of BBV Banco in June 2003.

    The decrease in our interest income was also due to a decrease in income from our securities held to maturity, from an income of R$1,258 million in 2002 to an expense of R$11 million in 2003. Although the majority of our securities held to maturity were denominated in Brazilian reais, as of December 31, 2003 approximately 17.0% of them were denominated in, or indexed to, other currencies, primarily the U.S. dollar. When the real appreciates against the dollar, securities denominated in or indexed to the dollar yield a lower effective rate of return than securities denominated in reais. Accordingly, the decrease in interest income from our securities held to maturity was largely due to the impact of the appreciation of the real on our income from those securities which were indexed to or denominated in U.S. dollars, which led to a R$723 million decrease in interest income. The decrease in income from our securities held to maturity was also due to a decrease in the average volume, which led to a R$546 million decrease in interest income.

    Insurance, Pension Plans and Certificated Savings Plans

    Interest income in the insurance, pension plans and certificated savings plans segment increased by R$1,938 million in 2003, a 64.2% increase from 2002, primarily due to a 99.3% increase in interest income from trading securities, consisting primarily of Brazilian government securities, from R$2,054 million to R$4,093 million. The increase in interest income from trading securities was primarily due to a R$1,080 million increase in the average balance of our trading securities, due to an increase in funds from technical reserves, in particular the technical reserves related to our products VGBL and PGBL. The increase in interest income was also partially due to the increase in interest rates during 2003, particularly the SELIC rate, which was at 26.5% for most of the first six months of 2003:

    Interest Expense

    The following tables show, on a company-wide basis and by segment, the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2002 and 2003.

	Bradesco

	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-bearing liabilities:
Savings deposits	R$ 19,033	R$ 20,680	8.7%
Time deposits	21,347	24,230	13.5
Federal funds purchased and securities sold under agreements to repurchase	9,670	15,486	60.1
Short-term borrowings	10,137	9,219	(9.1)
Long-term debt	12,417	16,417	32.2
Deposits from financial institutions	223	657	194.6

Total	R$ 72,827	R$ 86,689	19.0

Average interest rate paid:	20.5%	11.2%	—

	Banking			Insurance, Pension Plans & Certificated Savings Plans

	2002	2003	Percentage Change	2002	2003	Percentage Change

		(R$ in millions, except percentages)
Average balance of interest-bearing liabilities:
Savings deposits	R$ 19,050	R$ 20,698	8.7%	—	—	—
Time deposits	21,466	24,298	13.2	—	—	—
Federal funds purchased and securities sold under agreements to repurchase	9,673	15,486	60.1	—	—	—
Short-term borrowings	10,137	9,219	(9.1)	—	—	—
Long-term debt	12,417	16,417	32.2	—	—	—
Deposits from financial institutions	223	657	194.6	—	—	—

Total	R$ 72,966	R$ 86,775	18.9	—	—	—

Average interest rate paid:	20.5%	11.2%	—	—	—	—

     For further information on average interest rates by type of liability, see “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheet and Interest Rate Data.”

     The following table shows, on a company-wide basis and by segment, how much of the decrease in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2003 as compared to the year 2002:

	Bradesco	Banking	Insurance, Pension Plans & Certificated Savings Plans

	2003/2002 Increase (decrease)

	(R$ in millions)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	R$ 2,473	R$ 2,462	—
Due to changes in average interest rates	(7,683)	(7,672)	—

Net change	(5,210)	(5,210)	—

    Banking

     The 34.9% decrease in our interest expense in our banking segment for 2003 compared to 2002 was primarily attributable to a decrease in our interest expense on our short-term borrowings and on our long-term debt, partially offset by an increase in our interest expense on time deposits and interest on federal funds purchased and securities sold under agreements to repurchase.

     Our interest expense related to our short-term borrowings, represented mainly by short-term international financing facilities denominated in foreign currency, decreased from an expense of R$3,977 million during 2002 to an income of R$387 million during 2003. This decrease was primarily due to the impact of the 18.2% appreciation of the real against the dollar during 2003 on our operations indexed to or denominated in U.S. dollars. When the real appreciates our interest expense on those operations as measured in reais decreases, in contrast to the impact of the 52.3% depreciation of the real against the dollar during 2002 on our operations that were indexed to or denominated in U.S. dollars. The decrease in interest expense was also due, to a lesser extent, to a decrease in the average volume of our short-term borrowings.

     The interest expense on our long term debt decreased 78.9%, from R$4,092 million during 2002 to R$865 million during 2003. This decrease was due primarily to a decrease of R$2,786 million in our interest expense on our long-term international financing facilities denominated in foreign currency, which in turn was largely attributable to the appreciation of the real during 2003. This was partially offset by the effect of a 32.2% increase in the average balance of long term debt. Our interest expense on our long-term domestic facilities, which are indexed to the real-U.S. dollar exchange rate, decreased by R$441 million, primarily due to the appreciation of the real during 2003. The average balance of these facilities remained relatively constant between 2002 and 2003.

     The decrease in interest expense was partially offset by a 33.0% increase on our interest expense on time deposits, from R$3,195 million in 2002 to R$4,250 million in 2003. The increase was primarily due to a 13.2% increase in the average volume of our time deposit transactions during the period, as well as to an increase in interest rates. The increase in the volume of our time deposit transactions was largely due to our acquisition of BBV Banco in June 2003.

    Provision for Loan Losses

     The following table shows changes in our allowance for loan losses, provision for loan losses and loan charge-offs and recoveries for 2002 and 2003, as well as our provisions to loans ratio (expressed as a percentage of the average balance of our loans):

	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Allowance for loan losses at beginning of year	R$ 2,941	R$ 3,455	17.5%
Provision for loan losses	2,543	2,034	(20.0)
Loan charge-offs	(2,320)	(2,058)	(11.3)
Loan recoveries	291	415	42.6

Allowance for loan losses at end of year	3,455	3,846	11.3

Ratio of provision for loan losses to average loans outstanding	4.9%	3.8%

     The allowance for loan losses increased 11.3% from R$3,455 million as of December 31, 2002 to R$3,846 million as of December 31, 2003, primarily due to a 2.6% increase in our average loan balance.

     We believe that Brazil’s economic situation has not yet completely stabilized, although the economy showed indications of improvement during 2003. Accordingly, the allowance for loan losses increased as a percentage of loans from 6.6% in 2002 to 7.0% in 2003.

     The Brazilian economy performed better during 2003 than our expectations had suggested, largely due to the smooth transition from the Cardoso administration to the new Lula administration and the new administration’s implementation of fiscal austerity policies. As a result, our level of annual loan losses, defined as the value of loan charge-offs as a percentage of the total average value of outstanding loans at the end of the year, decreased from 4.5% in 2002 to 3.9% in 2003. Similarly, recoveries of troubled loans increased by 42.6% as compared to 2002, and loan charge-offs fell by 11.3% for the year, as the rate of loan defaults decreased. Overall, during 2003 the provision for loan losses decreased by 20.0% as compared to 2002.

     Our borrowers’ ability to perform their obligations in light of the improving Brazilian economy as well as our own increase selectivity in granting loans is reflected in improvements in the risk classifications of our loan portfolio. The percentage of loans in our top four risk classifications, none of which are considered “non-performing,” was 92.0% at December 31, 2003, an increase from 91.6% at December 31, 2002. Loans in the top two risk classification categories increased from 67.2% of the total at year-end 2002 to 68.1% of the total at year-end 2003, reflecting the improvement in the overall quality of the portfolio.

     We believe that our current allowance for loan losses is sufficient to cover known and potential probable loan losses in our loan portfolio. For more information, see “Item 4. Information on the Company—Selected Statistical Information—Credit Operations—Non-performing loans—Charge-offs” and “—Non-performing Loans and Allowance for Loan Losses.”

     We believe that the amount of, and changes in, our allowance for loan losses, viewed as a percentage of the total portfolio, are consistent with our historical net loss experience, rates of default and charge-offs.

     Our growth strategy for our loan portfolio in 2003 focused on extending loans specifically oriented toward individuals, such as personal loans and automobile financing, during 2003. Historically, loans to individuals have better rates of return than loans to companies. The ability of some of our clients from the industrial sector, including transportation, property, lumber and vehicle companies, and the service sector, including telecommunications and energy companies, to comply with their payment obligations deteriorated, leading to an increase in our provisioning at the end of 2003, limiting the overall decrease in our provision for loan losses. We also wrote off loans to some clients from the service sector regarding which we had concluded our collection efforts, leading to a 34.0% increase in charge-offs for industrial and other loans in 2003 over 2002.

     Shifts in the quality of our loan portfolio played a more significant role in determining our allocation of allowances for loan losses than any other change or trend in non-performing loans.

     The economic segments that performed well in 2003 were largely those that were oriented toward foreign trade, principally those with interests in agricultural and mineral commodities. Despite the appreciation of the real, exporters were aided by a favorable exchange rate, as the U.S. dollar depreciated as measured against the euro.

     Accordingly, we also focused the growth of our loan portfolio during 2003 on large exporting companies, the majority of which are subsidiaries of multinational companies. The acquisition of BBV Banco and the integration of its portfolio into ours advanced this strategy, as BBV Banco’s loan portfolio was concentrated in loans to large European and North American companies, with limited loans to small and medium-sized enterprises or individual clients. As a result, we increased the level of our loans classified as “industrial and other loans”, the largest segment of our loan portfolio, by 4.1%, while maintaining a the classification at a relatively stable percentage of total loans, at 40.0% as compared to 40.2% in 2002. The increase in the level of loans in this classification was despite the low levels of growth among small and medium-sized enterprises in Brazil during 2003.

     The strength of the export-based segments of the economy was also reflected in the growth of rural loans in our portfolio, which increased from 7.6% of the total in 2002 to 8.1% in 2003. This led to an additional allowance of R$8 million for questionable borrowers in this segment, representing 0.4% of the expense allowance for loan losses during this period.

     Loans that we extended to individual clients as “other financing,” which includes loans specifically oriented toward individuals, such as personal loans and automobile financing, grew by 19.9% in 2003, increasing their representation in the total loan portfolio from 17.5% in 2002 to 20.0% in 2003. This resulted in an 8.5% growth of our allowance for loan losses when compared to 2002. This increase was proportionately less than the increase in our loan portfolio, largely due to increased selectivity in granting these types of loans.

     At the same time, the allowance allocated to loans in foreign currencies to individuals decreased from 2.2% in 2002 to 0.7% in 2003 and these loans decreased as a percentage of total loans from 6.0% to 4.4%, largely due to the appreciation of the real.

     For a description of the Central Bank’s regulation of lending operations, see “Item 4. Information on the Company—Regulation and Supervision—Treatment of Overdue Debts” and note 2(j) to our consolidated financial statements in Item 18.

    Non-Interest Income

     The following tables show, on a company-wide basis and by segment, the principal components of our non-interest income for 2002 and 2003.

     For comparative purposes, amounts related to certain private retirement plans have been reclassified to adjust to a change in classification effective January 1, 2003. As a result, income from pension premiums decreased, and income from insurance premiums increased, by R$327 million during the year ended December 31, 2002. This reclassification does not have an effect on non-interest income, net income or shareholders’ equity. For more information, see “Item 3. Key Information—Selected Financial Data.”

	Bradesco

	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Fee and commission income	R$ 2,894	R$ 3,463	19.7%
Trading income (losses)	(2,006)	45	—
Net realized gains (losses) on available for sale securities	(38)	738	—
Net gain on foreign currency transactions	148	198	33.8
Equity in earnings (losses) of unconsolidated companies	150	60	(60.0)
Insurance premiums	5,308	6,149	15.8
Pension plan income	21	64	204.8
Other non-interest income	1,486	392	(73.6)

Total	R$ 7,963	R$ 11,109	39.5

	Banking			Insurance, Pension Plans & Certificated Savings Plans

	2002	2003	Percentage Change	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Fee and commission income	R$ 2,803	R$ 3,225	15.1%	R$ 96	R$ 191	99.0%
Trading income (losses)	(2,062)	154	—	57	(108)	—
Net realized gains (losses) on available for sale securities	(85)	167	—	48	570	1,087.5
Net gain on foreign currency transactions	148	198	33.8	—	—	—
Equity in earnings (losses) of unconsolidated companies	157	101	(35.7)	(14)	(41)	192.9
Insurance premiums	—	—	—	5,308	6,149	15.8
Pension plan income	—	—	—	21	64	204.8
Other non-interest income	1,343	196	(85.4)	168	195	16.1

Total	R$ 2,304	R$ 4,041	75.4	R$ 5,684	R$ 7,020	23.5

    Banking

     Non-interest income in the banking segment increased 75.4% in 2003 compared to 2002, principally due to an increase in income from trading securities and, to a lesser extent, an increase in fee and commission income.

     Income from trading securities increased from an expense of R$2,062 million in 2002 to income of R$154 million in 2003. This increase was principally due to the impact of the depreciation of the real on our hedging operations in 2002, which did not recur in 2003. Fee and commission income increased by 15.1% in 2003 compared to 2002, from R$2,803 million to R$3,225 million, primarily due to an increase in the volume of operations that yield fees and commissions and growth in our client base. Fees and commissions from the administration of funds and for services related to current accounts saw the greatest increase, largely due to the increased volume of these transactions. These increases were partially offset by an 85.4% decrease in other non-interest income which was primarily due to the recognition, during the consolidation of our income statement, of a negative change in our foreign assets due to exchange rates.

    Insurance, Pension Plans and Certificated Savings Plans

     Non-interest income in the insurance, pension plans and certificated savings plans segment increased 23.5% in 2003 compared to 2002, principally due to increases in insurance premiums and the net realized gains on available for sale securities.

     Insurance premiums increased by 15.8%, from R$5,308 million in 2002 to R$6,149 million in 2003. This increase was principally due to increases in the sales volume of our automobile and health insurance products, which in turn was due to increased marketing efforts. The net realized gains on available for sale securities increased by 1,087.5%, from R$48 million in 2002 to R$570 million in 2003, largely as a result of market prices for securities listed on the Brazilian stock exchanges.

    Non-Interest Expense

     The following tables show, on a company-wide and per segment basis, the principal components of our non-interest expense for 2002 and 2003:

	Bradesco

	2002	2003	Percentage Change

	(R$ in millions, except percentages)
Salaries and benefits	R$ (3,992)	R$ (4,677)	17.2%
Administrative expenses	(3,421)	(3,909)	14.3
Amortization of intangible assets	(230)	(266)	15.7
Insurance claims	(3,614)	(4,333)	19.9
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(2,261)	(3,777)	67.0
Pension plan operating expenses	(370)	(637)	72.2
Insurance and pension plan selling expenses	(669)	(762)	13.9
Depreciation and amortization	(459)	(744)	62.1
Other non-interest expense	(1,583)	(2,313)	46.1

Total	R$ (16,599)	R$ (21,418)	29.0

	Banking			Insurance, Pension Plans & Certificated Savings Plans

	2002	2003	Percentage Change	2002	2003	Percentage Change

		(R$ in millions, except percentages)
Salaries and benefits	R$ (3,656)	R$ (4,189)	14.6%	R$ (335)	R$ (462)	37.9%
Administrative expenses	(2,966)	(3,555)	19.9	(463)	(484)	4.5
Amortization of intangible assets	(224)	(256)	14.3	(6)	(10)	66.7
Insurance claims	—	—	—	(3,614)	(4,333)	19.9
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	—	—	—	(2,261)	(3,777)	67.0
Pension plan operating expenses	—	—	—	(371)	(637)	71.7
Insurance and pension plan selling expenses	—	—	—	(669)	(762)	13.9
Depreciation and amortization	(393)	(675)	71.8	(61)	(67)	9.8
Other non-interest expense	(1,391)	(1,749)	25.7	(209)	(417)	99.5

Total	R$ (8,630)	R$ (10,424)	20.8	R$ (7,989)	R$ (10,949)	37.1

    Banking

     Non-interest expense in the banking segment increased 20.8% in 2003 compared to 2002, due primarily to increases in salaries and benefits and administrative expenses. The salaries and benefits expense increased by 14.6%, from R$3,656 million in 2002 to R$4,189 million in 2003, partially due to an increase in the number of employees, primarily as a result of the acquisition of BBV Banco.

     Administrative expenses increased by 19.9%, from R$2,966 million in 2002 to R$3,555 million in 2003, due primarily to the expansion of our network of branches, post office correspondent offices and other sources of service as well as to increases in price levels due to inflation.

    Insurance, Pension Plans and Certificated Savings Plans

     Non-interest expense in the insurance, pension plans and certificated savings plans segment increased 37.1% in 2003 compared to 2002, due primarily to an increase in insurance claims as well as in the expense for changes in provisions for insurance, pension plans and certificated savings plans. Insurance claims increased by 19.9%, from R$3,614 million in 2002 to R$4,333 million in 2003, largely due to an increase in payments of claims under automobile and health insurance policies.

     The expense for changes in provisions for insurance, pension plans and certificated savings plans increased by 67.0% in 2003 compared to 2002, from R$2,261 million in 2002 to R$3,777 million in 2003, largely due to increased sales of our VGBL and PGBL products.

    Income Tax

     Income tax in Brazil is comprised of federal income taxes and the Social Contribution Tax on adjusted income. See “—Overview—Taxes.” The combined rate of these two taxes has been 34% since February 2000.

     We recorded an income tax expense of R$346 million in 2003, compared to a tax expense of R$161 million in 2002. This tax expense as a percentage of our income before income taxes, adjusted for income in earnings (losses) of unconsolidated companies, rose to 13.3% in 2003 from 7.5% in 2002.

     The increase was due primarily to the increase in taxable income in 2003.

    Net Income

     As a result of the foregoing, net income for 2003 grew by 7.5% in comparison with 2002.

     Results of Operations for Year Ended December 31, 2002 Compared with December 31, 2001

     The following tables show the principal components of our net income for 2001 and 2002 on a company-wide basis and by segment.

	Bradesco

	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Net interest income	R$ 9,493	R$ 13,467	41.9%
Provision for loan losses	(1,763)	(2,543)	44.2
Non-interest income	9,606	7,963	(17.1)
Non-interest expense	(14,498)	(16,599)	14.5

Income before income taxes and minority interests	2,838	2,288	(19.4)
Income taxes	(550)	(161)	(70.7)
Change in accounting principle(1)	—	27	—

Income before minority interest	2,288	2,154	(5.9)
Minority interest	(18)	(12)	(33.3)

Net income	2,270	2,142	(5.6)

___________________
(1)	For more information, see note 11 to our consolidated financial statements in Item 18.

	Banking			Insurance, Pension Plans & Certificated Savings Plans

	2001	2002	Percentage Change	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Net interest income	R$ 7,497	R$ 10,436	39.2%	R$ 1,976	R$ 3,021	52.9%
Provision for loan losses	(1,763)	(2,543)	44.2	—	—	—
Non-interest income	3,147	2,304	(26.8)	6,432	5,684	(11.6)
Non-interest expense	(6,990)	(8,630)	23.5	(7,491)	(7,989)	6.6

Income before income taxes and minority interests	1,891	1,567	(17.1)	917	716	(21.9)
Income taxes	(383)	22	—	(157)	(173)	10.2
Change in accounting principle(1)	—	27	—	—	—	—

Income before minority interest	1,508	1,616	7.2	760	543	(28.6)
Minority interest	5	(9)	—	(24)	(3)	(87.5)

Net income	1,513	1,607	6.2	736	540	(26.6)

___________________
(1)	For more information, see note 11 to our consolidated financial statements in Item 18.

    Net Interest Income

     The following table shows the principal components of our net interest income before provision for loan losses for 2001 and 2002, on a company-wide basis and by segment:

	Bradesco			Banking			Insurance, Pension Plans & Certificated Savings Plans

	2001	2002	Percentage Change	2001	2002	Percentage Change	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Interest income	R$ 18,652	R$ 28,394	52.2%	R$ 16,662	R$ 25,380	52.3%	R$ 1,976	R$ 3,021	52.9%
Interest expense	(9,159)	(14,927)	63.0	(9,165)	(14,944)	63.1	—	—	—

Net interest income	9,493	13,467	41.9	7,497	10,436	39.2	1,976	3,021	52.9

    The following table shows, on a company-wide basis and by segment, how much of our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the devaluation of the real) in each case for the year 2002 as compared to the year 2001:

	Bradesco	Banking	Insurance, Pension Plans & Certificated Savings Plans

	2002/2001 Increase (decrease)

	(R$ in millions)
Due to changes in average volume of interest-earning
assets and interest-bearing liabilities	R$ 2,330	R$ 1,827	R$ 476
Due to changes in average interest rates	1,644	1,112	569

Net change	3,974	2,939	1,045

    Banking

    The R$2,939 million increase in net interest income in the banking segment in 2002 from 2001 was primarily due to the net effect of the increase in average volume of interest-earning assets and interest-bearing liabilities. The changes in the average volume of interest-bearing liabilities (which increased by 19.3%) and the average volume of interest-earning assets (which increased by 21.9%) led to an increase in net interest income of R$1,827 million. These increases were primarily due to a 21.4% increase in our average balance of loans outstanding, due primarily to our acquisition of Banco Mercantil, Banco Cidade and BEA in 2002, to an average increase of 127.6% of Central Bank compulsory deposits, and to the impact on our loan operations indexed to or denominated in foreign currency of the greater devaluation of the real in 2002 than 2001.

    The net effect of the increase in average interest rates, which was in part due to the 52.3% devaluation of the real during 2002, was an increase of R$1,112 million in our interest income in 2002 compared with 2001.

    Net interest margin is net interest income as a percentage of average interest-earning assets. Our net interest margin in the banking segment increased from a rate of 11.1% in 2001 to a rate of 12.6% in 2002.

    Insurance, Pension Plans and Certificated Savings Plans

    The R$1,045 million increase in net interest income in the insurance, pension plans and certificated savings plans segment in 2002 from 2001 was due to changes in both the average interest rates and the average volume of interest-earning assets. The changes in average interest rates led to an increase in net interest income of R$569 million, and were primarily attributable to an increase in average interest rates, which was in turn partly attributable to the devaluation of the real during 2002.

    The changes in the average volume of interest-earning assets and interest-bearing liabilities led to an increase in net interest income of R$476 million. The changes in the average volume of interest-earning liabilities (which increased by 21.6%) were primarily due to a 164.3% increase in the average balance of trading securities and securities held to maturity, which was in turn largely due to an increase in funds available from technical provisions on our products VGBL and PGBL, due to increased sales of these products.

    Our net margin in the insurance, pension plans and certificated savings plans segment increased from a rate of 15.1% in 2001 to a rate of 19.0% in 2002.

    Interest Income

    The following tables show, on a company-wide basis and by segment, the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2001 and 2002:

	Bradesco

	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-earning assets:
Loans	R$ 40,928	R$ 49,590	21.2%
Federal funds sold and securities purchased under agreements to resell	10,569	10,322	(2.3)
Trading securities	19,785	19,537	(1.3)
Available for sale securities	3,793	3,045	(19.7)
Securities held to maturity	—	5,295	—
Interest-earning deposits in other banks	1,996	2,154	7.9
Central bank compulsory deposits	3,580	8,149	127.6
Other interest-earning assets	167	340	103.6

Total	R$ 80,818	R$ 98,432	21.8

Average interest rate earned:	23.1%	28.8%

	Banking			Insurance, Pension Plans & Certificated Savings Plans

	2001	2002	Percentage Change	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-earning assets:
Loans	R$ 40,863	R$ 49,590	21.4%	—	—	—
Federal funds sold and securities purchased under agreements to resell	10,569	10,322	(2.3)	—	—	—
Trading securities	7,267	7,130	(1.9)	R$ 12,518	R$ 12,396	(1.0)%
Available for sale securities	3,478	1,825	(47.5)	485	1,282	164.3
Securities held to maturity	—	3,186	—	—	2,112	—
Interest-earning deposits in other banks	1,904	2,148	12.8	84	124	47.6
Central bank compulsory deposits	3,580	8,149	127.6	—	—	—
Other interest-earning assets	167	340	103.6	—	—	—

Total	R$ 67,828	R$ 82,690	21.9%	R$ 13,087	R$ 15,914	21.6%

Average interest rate earned:	24.6%	30.7%		15.1%	19.0%

    For further information about average interest rates by type of assets, see “Item 4. Information on the Company–Selected Statistical Information–Average Balance Sheet and Interest Rate Data.”

    The following table shows, on a company-wide basis and by segment, how much of the increase in interest income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the devaluation of the real) in each case for the year 2002 as compared to the year 2001:

	Bradesco	Banking	Insurance, Pension Plans & Certificated Savings Plans

	2002/2001 Increase (decrease)

	(R$ in millions)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	R$ 4,226	R$ 3,732	R$ 476
Due to changes in average interest rates	5,516	4,986	569

Net change	9,742	8,718	1,045

    Banking

    Interest income in the banking segment increased by 52.3% in 2002 compared to 2001, primarily due to an increase in interest income from loans, as well as to an increase in interest income from compulsory deposits with the Central Bank on securities held to maturity and on securities purchased under agreements to resell. The 45.9% increase in interest income from loans, from R$11,672 million to R$17,027 million, was largely attributable to a R$2,751 million increase in the average volume of interest-earning loans, due primarily to the acquisitions of Banco Mercantil, Banco Cidade and BEA in 2002. An additional factor was the impact of the greater devaluation of the real against the U.S. dollar in 2002 as compared to 2001, which produced increased income on our assets earning interest at rates linked to the exchange rate, as well as an increase in the average interest rate on our loans from 28.6% in 2001 to 34.3% in 2002.

    Interest income from compulsory deposits in the Central Bank increased 588.3%, from R$299 million in 2001 to R$2,058 million in 2002. This increase was primarily attributable to an increase of R$1,079 million resulting from the increase in interest rates on compulsory deposits. The interest rates applicable to compulsory deposits are set by Central Bank regulation. The average rate of return on compulsory deposits rose from 8.4% in 2001 to 25.3% in 2002, largely due to an increase in the average rate of return on compulsory deposits on time deposits, from 7.4% in 2001 to 44.3% in 2002. In turn the increase in the average rate of return was consistent with the increase in rates of return on related Brazilian federal government securities, which pursuant to Central Bank regulation make up most of these compulsory deposits. The increase in interest income from compulsory deposits in the Central Bank also was attributable to an increase of R$680 million in interest income attributable to a 127.6% increase in the average balance of our compulsory deposits in the Central Bank, due primarily to the increase in compulsory rates in 2002 and the introduction of additional categories of compulsory deposits. For more information regarding these compulsory deposit requirements and the applicable interest rates, see “Item 4. Information on the Company–The Company–Funding.”

    The increase in our interest income was also due to interest on our securities portfolio held to maturity of R$1,258 million in 2002. This portfolio consists primarily of Brazilian government securities with interest linked to the exchange rate, and benefited from the larger currency devaluation in 2002. Most of these bonds and securities were classified as “trading” in 2001.

    The increase in interest income was also due, to a lesser extent, to a 30.3% increase in interest on securities purchased under agreements to resell, from R$2,261 million during 2001 to R$2,947 million during 2002. This increase was due primarily to a R$740 million increase attributable to the impact of the increase in average interest rates, which was partially offset by a R$54 million decrease in interest income attributable to a 2.3% decrease in the average balance of repurchase transactions.

    Our portfolio of held to maturity securities had a higher rate of return when compared to our portfolio of available-for-sale securities, as well as our portfolio of trading securities, during 2002. We hold securities denominated in reais and securities denominated in, or indexed to, other currencies, primarily the U.S. dollar. Although the majority of our securities held to maturity were denominated in Brazilian reais, as of December 31, 2002 approximately 39% of them were denominated in, or indexed to, other currencies, while less than 2% of our trading securities and approximately 15% of our available-for-sale securities were denominated in other currencies. When the real is devaluated, securities denominated in or indexed to other currencies yield a higher effective rate of return than securities denominated in Brazilian reais. Accordingly, because in 2002 a substantially larger percentage of our portfolio of held to maturity securities was foreign-currency-linked, this category of securities had a higher rate of return when compared to the available-for-sale and trading categories, which contained a significantly lower portion of foreign currency-linked securities.

    Insurance, Pension Plans and Certificated Savings Plans

    Interest income in the insurance, pension plans and certificated savings plans segment increased by 52.9% in 2002 compared to 2001, primarily due to interest income from securities held to maturity and available-for-sale securities. The amount of R$696.0 million in interest income from interest on securities held to maturity in 2002, consisting primarily of Brazilian government securities, was largely due to the increase in average interest rates in 2002. These securities held to maturity were classified as “trading securities” in 2001.

    The 1,236.8% increase in interest income from interest on available-for-sale securities, from R$19 million in 2001 to R$254 million in 2002, was largely due to a R$167 million increase related to the increase in average interest rates during the period, as well as a R$68 million increase in average volume, due to increasing sales of our products VGBL and PGBL.

    Interest Expense

    The following tables show, on a company-wide basis and by segment, the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2001 and 2002:

	Bradesco

	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-bearing liabilities:
Savings deposits	R$ 17,486	R$ 19,033	8.8%
Time deposits	12,597	21,347	69.5
Federal funds purchased and securities sold under agreements to repurchase	12,278	9,670	(21.2)
Short-term borrowings	8,751	10,137	15.8
Long-term debt	9,789	12,417	26.8
Deposits from financial institutions	176	223	26.7

Total	R$ 61,077	R$ 72,827	19.2

Average interest rate paid:	15.0%	20.5%

	Banking			Insurance, Pension Plans & Certificated Savings Plans

	2001	2002	Percentage Change	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Average balance of interest-bearing liabilities:
Savings deposits	R$ 17,502	R$ 19,050	8.8%	—	—	—
Time deposits	12,664	21,466	69.5	—	—	—
Federal funds purchased and securities sold under agreements to repurchase	12,278	9,673	(21.2)	—	—	—
Short-term borrowings	8,751	10,137	15.8	—	—	—
Long-term debt	9,789	12,417	26.8	—	—	—
Deposits from financial institutions	187	223	19.3	—	—	—

Total	R$ 61,171	R$ 72,966	19.3	—	—	—

Average interest rate paid:	15.0%	20.5%		—	—

    For further information on average interest rates by type of liability, see “Item 4. Information on the Company–Selected Statistical Information–Average Balance Sheet and Interest Rate Data.”

    The following tables show, on a company-wide basis and by segment, how much of the increase in our interest expense for the year 2002 as compared to the year 2001 was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the devaluation of the real):

	Bradesco	Banking	Insurance, Pension Plans & Certificated Savings Plans

	2002/2001 Increase (decrease)

	(R$ in millions)
Due to changes in average volume of interest-bearing liabilities	R$ 1,896	R$ 1,905	—
Due to changes in average interest rates	3,872	3,874	—

Net change
	5,768	5,779	—

    Banking

    The 63.1% increase in our interest expense in our banking segment for 2002 compared to 2001 was primarily attributable to an increase in our interest expense on our short-term borrowings as well as, to a lesser extent, our interest expense on our long-term debt and interest on time deposits.

    Our interest expense related to our short-term borrowings, represented mainly by short-term international financing facilities denominated in foreign currency, increased 106.3%, from R$1,928 million during 2001 to R$3,977 million during 2002. This increase was due primarily to exchange losses recorded on these facilities, which in turn was largely attributable to the greater devaluation of the real during 2002 than during 2001, as well as to an increase in average volume.

    The interest expense on our long term debt increased 101.6%, from R$2,030 million during 2001 to R$4,092 million during 2002. This increase was due primarily to an increase of R$1,292 million in our interest expense on our long-term international financing facilities denominated in foreign currency, which in turn was largely attributable to exchange losses recorded on these facilities as a result of the increased devaluation of the real in 2002. The increase in our interest expense on our long-term debt denominated in foreign currency was also due to a 26.8% increase in the average balance of long term debt. Our interest expense on our long-term domestic facilities increased by R$770 million, primarily due to a 33.4% increase in the average balance of these accounts in 2002 compared to 2001.

    We also had a 69.9% increase on our interest expense on time deposits, from R$1,880 million in 2001 to R$3,195 million in 2002. The increase was primarily due to a 69.5% increase in the average volume of our time deposit transactions during the period, as well as to an increase in interest rates. The increase in the volume of our time deposit transactions was in part due to growth in our customer base and to our acquisitions of other banks in the first half of 2002.

    Provision for Loan Losses

    The following table shows changes in our allowance for loan losses, provision for loan losses and loan charge-offs and recoveries for 2001 and 2002, as well as our provisions to loans ratio (expressed as a percentage of the average balance of our loans).

	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Allowance for loan losses at beginning of year	R$ 2,345	R$ 2,941	25.4%
Provision for loan losses	1,763	2,543	44.2
Loan charge-offs	(1,414)	(2,320)	64.1
Loan recoveries	247	291	17.8

Allowance for loan losses at end of year	2,941	3,455	17.5

Ratio of provision for loan losses to average loans outstanding	4.1%	4.9%

    The allowance for loan losses increased 17.5% from R$2,941 million as of December 31, 2001 to R$3,455 million as of December 31, 2002. This increase resulted primarily from a 20.3% increase in the average balance of loans, reflecting the growth of our loan portfolio through the acquisitions of Banco Mercantil, BEA and Banco Cidade and our extension of new loans, as well as the impact on our loan portfolio of the devaluation of the real and the slowdown in the Brazilian economy during the period.

     We increased our level of provisioning during 2002, reflecting both the growth in volume of our loan portfolio through new acquisitions and an expected decline in our individual borrowers’ ability to meet their obligations as they felt the effects of the deterioration of the Brazilian economy and reduced levels of growth in the United States economy.

     Consistent with the downturn in the economy, our level of annual loan losses, defined as the value of loan charge-offs as a percentage of the total average value of outstanding loans at the end of the year, increased from 3.3% in 2001 to 4.5% in 2002 , our loan charge-offs increased 64.1% during 2002. The increase in the provision for loan losses in turn increased our ratio of provision for loan losses to loans outstanding. The allowance for loan losses as a percentage of total loans remained fairly stable, at 6.5% at year-end 2001 and 6.6% at year-end 2002. Overall, during 2002 the provision for loan losses increased by 44.2% as compared to 2001.

    Our borrowers’ increased difficulty to perform their obligations in light of the deterioration in the Brazilian economy is reflected by changes in the risk classification of our loan portfolio, as loans in the top two risk classification categories decreased from 68.2% of the total at year-end 2001 to 67.2% at year-end 2002. At the same time, however, the percentage of loans in our top four risk classifications, none of which are considered “non-performing,” improved, reaching 91.6% at December 31, 2002 compared to 90.9% at December 31, 2001, reflecting our application of more rigorous criteria to the granting of credit.

         Recoveries of troubled loans increased by 17.8% in 2002 as compared to 2001, largely due to improvements in our ability to negotiate with and collect from our defaulting clients.

        Shifts in the quality of our loan portfolio played a more significant role in determining our allocation of allowances for loan losses than any other change or trend in non-performing loans.

        The credits extended under our “industrial and other loans” category include loans to some companies, such as telecommunication, energy and communication companies, which have relatively high levels of debt denominated in foreign currencies but whose income is primarily in reais. These companies faced difficulties during 2002 due to the 52.3% devaluation of the real against the dollar, which increased their U.S. dollar-denominated debt as measured in reais while reducing the buying power of their income contributing to the increase in loan charge-offs.

         Overall, the allowance allocated to “industrial and other loans” decreased, from 56.8% of the total allowance in 2001 to 42.0% in 2002, largely due to their decrease as a percentage of total loans from 41.9% in 2001 to 40.2% in 2002.At the same time, the volume of our “industrial and other loans” increased by 11.6%, in 2002 as compared to 2001, largely due to our acquisitions of other banks.

        Like the allowance allocated to industrial and other loans, the allowance allocated to agricultural loans declined, from 11.5% of the total in 2001 to 7.6% of the total in 2002, reflecting an improvement in the repayment rate of these credit operations. At the same time, these loans increased as a percentage of total loans from 6.7% in 2001 to 7.6% in 2002. This increase was primarily due to an increase in the average volume of such transactions, which in turn was due to improved market prices of agricultural products and the resulting increase in foreign-currency earning exports.

         The percentage of loans that we extended to individual clients as “other financing” increased 284% during the last four years, with an average annual increase of approximately 40%. The percentage of “other financing” remained fairly steady at 17.5% of total loans in 2001 and 2002. However, although loans to individuals historically have better rates of return than loans to companies, the allowance for loan losses allocated to other financing to individuals increased from 12.7% of the total allowance in 2001 to 26.0% in 2002, largely due to the impact of inflation and the depreciation of the real on individuals’ buying power and ability to comply with their obligations, as well as the effect of other economic factors such as the level of unemployment. During 2002, we wrote off R$900 million of these loans, which have an average maturity of three years, representing 38.8% of the amount written off for the year.

         Similarly, the allowance allocated to real estate loans to individuals increased from 5.3% of the total in 2001 to 5.8% of the total in 2002, despite the decline in the amount of such loans, from 3.1% in 2001 to 2.3% of total loans in 2002.

        The allowance allocated to loans in foreign currencies also increased, from 2.0% in 2001 to 2.2% in 2002, while these loans increased as a percentage of total loans from 5.3% in 2001 to 6.0% in 2002. The increase was largely due to the depreciation of the real, rather than new extensions of credit.

        For a description of the Central Bank’s regulation of lending operations, see “Item 4. Information on the Company-- Regulation and Supervision—Treatment of Overdue Debts” and note 2(j) to our consolidated financial statements in Item 18.

        Non-Interest Income

        The following tables show, on a company-wide basis and by segment, the principal components of our non-interest income for 2001 and 2002.

        For comparative purposes, amounts related to certain private retirement plans have been reclassified to adjust to a change in classification effective January 1, 2003. As a result, income from pension premiums decreased, and income from insurance premiums increased, by R$327 million during the year ended December 31, 2002 and R$330 million during the year ended December 31, 2001. This reclassification does not have an effect on non-interest income, net income or shareholders’ equity. For more information, see “Item 3. Key Information—Selected Financial Data.”

	Bradesco

	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Fee and commission income	R$ 2,866	R$ 2,894	1.0%
Trading losses	(287)	(2,006)	599.0
Net realized gains (losses) on available for sale securities	372	(38)	—
Net gain on foreign currency transactions	247	148	(40.1)
Equity in earnings (losses) of unconsolidated companies	109	150	37.6
Insurance premiums	4,946	5,308	7.3
Pension plan income	713	21	(97.1)
Other non-interest income	640	1,486	132.2

Total	R$ 9,606	R$ 7,963	(17.1)

	Banking			Insurance, Pension Plans & Certificated Savings Plans

	2001	2002	Percentage Change	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Fee and commission income	R$ 2,720	R$ 2,803	3.1%	R$ 48	R$ 96	100.0%
Trading gains (losses)	(257)	(2,062)	702.3	(30)	57	—
Net realized gains (losses) on available for sale securities	123	(85)	—	246	48	(80.5)
Net gain on foreign currency transactions	248	148	(40.3)	—	—	—
Equity in earnings (losses) of unconsolidated companies	84	157	86.9	25	(14)	—
Insurance premiums	—	—	—	4,946	5,308	7.3
Pension plan income	—	—	—	713	21	(97.1)
Other non-interest income	229	1,343	486.5	484	168	(65.3)

Total	R$ 3,147	R$ 2,304	(26.8)	R$ 6,432	R$ 5,684	(11.6)

        Banking

        Non-interest income in the banking segment decreased 26.8% in 2002 compared to 2001, principally due to a 702.3% increase in losses from trading securities, which increased from R$257 million in 2001 to R$2,062 million in 2002. This increase was principally due to the impact of the devaluation of the real on our hedging operations during 2002.

        This factor was partially offset by 486.5% increase in other non-financial income, which was primarily due to exchange rate variations on our foreign investments recognized during the consolidation process.

        Insurance, Pension Plans and Certificated Savings Plans

        Non-interest income in the insurance, pension plans and certificated savings plans segment decreased 11.6%, from R$6,432 million in 2001 to R$5,684 million in 2002, principally due to a 97.1% decrease in pension plan income, particularly traditional pension plan products, from R$713 million in 2001 to R$21 million in 2002. This decrease was largely due to the reclassification of amounts related to certain private retirement plans.

        This factor was partially offset by a 7.3% increase in insurance premiums, from R$4,946 million in 2001 to R$5,308 million in 2002, attributable, in great part, to marketing efforts.

        Non-interest Expense

        The following tables show, on a company-wide basis and by segment, the principal components of our non-interest expense for 2001 and 2002:

	Bradesco

	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Salaries and benefits	R$ (3,329)	R$ (3,992)	19.9%
Administrative expenses	(2,868)	(3,421)	19.3
Amortization of intangible assets	(115)	(230)	100.0
Insurance claims	(3,251)	(3,614)	11.2
Changes in provisions for
insurance, pension
plans, certificated
savings plans and
pension investment
contracts	(1,847)	(2,261)	22.4
Pension plan operating expenses	(459)	(370)	(19.4)
Insurance and pension plan selling expenses	(690)	(669)	(3.0)
Depreciation and amortization	(463)	(459)	(0.9)
Other non-interest expense.	(1,476)	(1,583)	7.2

Total	R$(14,498)	R$(16,599)	14.5

	Banking			Insurance, Pension Plans & Certificated Savings Plans

	2001	2002	Percentage Change	2001	2002	Percentage Change

	(R$ in millions, except percentages)
Salaries and benefits	R$ (2,967)	R$ (3,656)	23.2%	R$ (309)	R$ (335)	8.4%
Administrative expenses	(2,458)	(2,966)	20.7	(388)	(463)	19.3
Amortization of intangible assets	(89)	(224)	151.7	(27)	(6)	(77.8)
Insurance claims	—	—	—	(3,251)	(3,614)	11.2
Changes in provisions for
insurance, pension
plans, certificated
savings plans and
pension investment
contracts	—	—	—	(1,847)	(2,261)	22.4
Pension plan operating expenses	—	—	—	(459)	(371)	(19.2)
Insurance and pension plan selling expenses	—	—	—	(694)	(669)	(3.6)
Depreciation and amortization	(412)	(393)	(4.6)	(50)	(61)	22.0
Other non-interest expense	(1,064)	(1,391)	30.7	(466)	(209)	(55.2)

Total	R$ (6,990)	R$ (8,630)	23.5%	R$ (7,491)	R$ (7,989)	6.6%

        Banking

        Non-interest expense in the banking segment increased 23.5% in 2002 compared to 2001, due primarily to a 23.2% increase in the payment of salaries and benefits. This increase was due in part to an increase in salary levels and in part to an increase in the number of employees, primarily as a result of the acquisition of Banco Mercantil, BEA and Banco Cidade. Administrative expenses grew 20.7%, due primarily to the expansion of our network of branches and other sources of service and to increases in price levels due to inflation in 2002.

        Insurance, Pension Plans and Certificated Savings Plans

        Non-interest expense in the insurance, pension plans and certificated savings plans segment increased 6.6% in 2002 compared to 2001, from R$7,491 million in 2001 to R$7,989 million in 2002. This increase was primarily due to a 11.2% increase in insurance claims in 2002, which in turn was largely due to an increase in the volume of transactions in 2002 and an increase of 22.4% in technical reserves for pension investment contracts, largely due to increased sales of our VGBL and PGBL products.

        Income Tax

        Income tax in Brazil is comprised of federal income taxes and the Social Contribution Tax on adjusted income. See “—Overview—Taxes.” The combined rate of these two taxes was:

  34.0% for the period between February 1, 2000 and December 31, 2002; and

  37.0% for the period between May 1, 1999 and January 31, 2000.

        We recorded an income tax expense of R$161 million in 2002, compared to a tax expense of R$550 million in 2001. This tax expense as a percentage of our income before income taxes, adjusted for income in earnings (losses) of unconsolidated companies, declined to 7.5% in 2002 from 20.2% in 2001. The decrease was due primarily to a decrease in taxable profits in 2002, balanced by an increase in non-deductible expenses and larger gains on foreign assets, which are not taxable in Brazil.

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

        In addition, our senior managers receive daily reports on our unmatched and open positions, while the treasury committee assesses our risk position weekly.

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

        Our two principal sources of funding are:

  demand deposits, savings deposits and time deposits from banks; and

  short-, medium- and long-term borrowings, which are typically denominated in U.S. dollars.

        The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing as well as non-interest bearing) in the periods indicated:

	2001			2002			2003

	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate

	(R$ in millions, except percentages)
Deposits from banks	R$ 176	0.2%	13.6%	R$ 223	0.2%	16.1%	R$ 657	0.5%	16.9%
Savings deposits	17,486	18.9	7.9	19,033	16.8	8.3	20,680	15.4	9.9
Time deposits	12,597	13.6	14.9	21,347	18.9	14.9	24,230	18.0	17.5
Interest bearing liabilities:
Federal funds purchased and securities sold under agreements to repurchase.	12,278	13.3	15.6	9,670	8.5	21.2	15,486	11.5	18.4
Short-term borrowings	8,751	9.5	22.0	10,137	9.0	39.2	9,219	6.8	(4.2)
Long-term debt	9,789	10.6	20.7	12,417	11.0	33.0	16,417	12.2	5.3

Total interest-bearing liabilities	61,077	66.2	15.0%	72,827	64.3	20.5%	86,689	64.4	11.2

Non-interest bearing liabilities:
Demand deposits	7,464	8.1	—	9,860	8.7	—	11,146	8.3	—
Other non-interest-bearing liabilities(1)	23,752	25.7	—	30,529	27.0	—	36,790	27.3	—

Total non-interest-bearing liabilities	31,216	33.8	—	40,389	35.7	—	47,936	35.6	—

Total liabilities	R$ 92,293	100.0%	—	R$ 113,216	100.0%	—	R$ 134,625	100.0%	—

______________
(1)

Other non-interest-bearing liabilities, whose primary components are provision for insurance losses, provision for pension plans, provision for certificated savings plans, provision for pension investment contracts, and provision for contingent liabilities, are not a source of funding.

        Deposits are our most important source of funding, accounting for 42.1% of the average balance of liabilities in 2003, compared to 44.6% in 2002 and 40.9% in 2001. The increase in 2002 was due primarily to an increase in the volume of savings deposits, as well as the general increase in the size of our customer base. In 2003, the average balance of deposits grew by 12.4% but deposits decreased as a percentage of the average balance of liabilities, largely due to greater growth rates in other sources of our funding, including federal funds purchased and securities sold under agreements to repurchase, whose average balance increased by 60.1% during 2003, and long-term debt, whose average balance increased by 32.2% during 2003.

        Short- , medium- and long-term borrowings, our second principal source of funding, accounted for 19.0% of the average balance of liabilities in 2003, compared to 19.9% in 2002 and 20.1% in 2001. The decrease in 2003 was largely due to a decrease in demand for import and export financing. Federal funds purchased and securities sold under agreements to repurchase increased by 60.1% as a percentage of the average balance of liabilities in 2003 compared to 2002, primarily as a result of an increase in use of these securities as a source of funding due to their relative liquidity.

        The following table shows our sources of funding and liquidity at December 31, 2003:

	December 31, 2003

	(R$ in millions)	% of total

Deposits from banks	R$ 31	0.1%
Savings deposits	22,140	14.5
Time deposits	22,944	15.0
Federal funds purchased and securities sold under agreements to repurchase	27,490	18.0
Short-term borrowings	7,795	5.1
Long-term debt	20,093	13.2

Total interest-bearing liabilities	100,493	65.8
Demand deposits	12,912	8.5
Other non-interest-bearing liabilities	39,260	25.7

Total non-interest-bearing-liabilities	52,172	34.2

Total liabilities	R$ 152,665	100.0%

        Deposits

        Deposits accounted for approximately 38.0% of total liabilities at December 31, 2003. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the average balances of our time, savings and demand deposits from December 31, 2002 through December 31, 2003 is largely due to the increase in our client base that resulted from our acquisition of BBV Banco. At December 31, 2002, we had approximately 13.0 million checking accounts and 29.4 million savings accounts, compared to approximately 14.5 million checking accounts and 32.3 million savings accounts at December 31, 2003. The increase in the balances of the accounts is a second, less material factor contributing to the increase in average balances of our time, savings and demand deposits. For additional information regarding our deposits, see “Item 4. Information on the Company—Selected Statistical Information—Maturity of Deposits.”

        Short-term Borrowings

        Our short-term borrowings in foreign currencies consist primarily of lines obtained from correspondent banks for import and export financings, as well as issuances of bonds, certificates of deposit and commercial paper. We have consistently had access to short-term borrowings on market terms, and we expect to continue to have access to these markets when required through issuance of Eurobonds and Deposit Certificates.

        We do not maintain any pre-approved credit lines with other financial institutions. Accordingly, we do not have any unused credit lines, credit facilities or portions thereof.

        Our credit facilities could be impacted by various factors, including downgrades in our rating, fluctuations in Brazilian exchange rates and base interest rates, increased rates of inflation, currency devaluations, and adverse developments in the Brazilian and world economies. For a further discussion of risks that could have an adverse effect on our credit facilities, see “Item 3. Key Information —Risk Factors—Risks Relating to Brazil” and “—Risks Relating to Bradesco and the Brazilian Banking Industry.”

        At December 31, 2003, we had drawn short term (up to 360 days) funds totaling R$7,795 million, a decrease of R$1,844 million from December 31, 2002. Our short-term borrowings decreased as demand for import and export financings fell from R$7,741 million at December 31, 2002 to R$6,034 million at December 31, 2003. The decrease was largely due to the appreciation of the real during 2003. Our U.S. dollar-denominated and indexed commercial paper declined 6.5%, from R$1,884 million at December 31, 2002 to R$1,761 million at December 31, 2003.

        At December 31, 2002, we had drawn short-term (up to 360 days) funds totaling R$9,639 million, an increase of R$1,319 million from December 31, 2001. Our short-term borrowings increased in 2001 as demand for import and export financings increased from R$5,106 million at December 31, 2001 compared to R$7,741 million at December 31, 2002. The increase was largely due to the increase in Brazilian exports in 2002. Our U.S. dollar-denominated and indexed commercial paper declined 41.3%, from R$3,211 million at December 31, 2001 to R$1,884 million at December 31, 2002.

        Substantially all of our foreign trade finance credit lines from correspondent banks are U.S. dollar-denominated. We have historically funded a substantial portion of our foreign currency trade loans from foreign currency credit lines with foreign correspondent banks.

        For additional information on our short-term borrowings, see “Item 4. Information on the Company—Selected Statistical Information—Short-term Borrowings” and “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Sensitivity Analysis.”

        Medium- and Long-term Borrowings

        Our long-term borrowings consist primarily of local on-lendings, which are amounts we borrow from Brazilian agencies to make loans to Brazilian entities for investments in facilities and equipment, as well as our subordinated notes, Euronotes and foreign currency loans.

        At December 31, 2003, we had R$20,093 million in long-term outstanding borrowings, an increase of R$6,704 million from December 31, 2002. The increase in our long-term outstanding borrowings was primarily attributable to a R$1,673 million increase in our subordinated debt and a R$1,213 million increase in our issuances of Euronotes. Between December 31, 2001 and December 31, 2003 we issued US$783 million of subordinated debt in the international capital markets. This subordinated debt has a ten-year maturity and bears interest at a fixed rate.

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

        We also obtain funding through the issuance of medium- and long-term fixed- and floating-rate securities, including through our medium-term note program. This program permits us to issue up to US$2.5 billion (or its equivalent in other currencies) of medium-term notes through our branches in Grand Cayman and New York and through our headquarters in Brazil. The program provides that the notes are unsecured and unsubordinated obligations and rank on the same level as all our present and future unsecured and unsubordinated external debt. Notes issued under the program have maturities of three months or more from their date of issuance and bear interest at a fixed rate. We may only offer the notes issued under the program for sale to qualified institutional buyers in the United States under the Securities Act or to non-U.S. persons outside the U.S. in accordance with Regulation S of the Securities Act.

        We had US$535 million of notes under our medium-term notes program outstanding at December 31, 2002 and US$900 million outstanding at December 31, 2003. We issued US$365 million in medium-term notes during 2003. Although the program permits us to issue up to an aggregate of US$2.5 billion of medium-term notes, our ability to issue the US$1.6 billion remaining under the program will depend on the existence of demand for such notes.

        In August 2003 we issued two series of notes due 2010 in an aggregate amount of US$400 million. One of the series bears interest at a fixed rate, the other at a floating rate. The notes are secured by future flows of payment orders we receive from abroad.

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

        For additional information on our long-term debt, see “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Sensitivity Analysis” and note 14 to our consolidated financial statements in Item 18.

        Compulsory Deposits with the Central Bank

        The Central Bank requires us, as a financial institution, either to deposit a determined amount of funds with the Central Bank or to purchase and hold Brazilian federal treasury securities. We cannot use these compulsory deposits for any other purpose. The Central Bank determines the interest to be paid on these deposits, if any. For more information on compulsory deposit requirements, see “Item 4. Information on the Company—The Company—Funding—Deposit-taking Activities.”

        We had compulsory deposits of R$16,690 million at December 31, 2003, a 3.9% increase from December 31, 2002, primarily due to an increase the volume of deposits. At December 31, 2002, the balance of our compulsory deposits was R$16,057 million, a 95.1% increase from December 31, 2001, primarily due to a 5% increase in the compulsory rate for time deposits and savings deposits, in addition to the creation of an additional 8% rate for cash and time deposits and 10% rate for savings deposits.

        Sources of Additional Liquidity

        We do not maintain unused pre-approved credit lines, but we believe that our strong presence in the Brazilian market and our reputation in international credit markets would enable us to obtain funds on market terms when necessary. Although our medium-term notes program is not a guaranteed pre-approved credit line and our ability to issue notes under the program at any given time depends on whether there is demand for such notes, as a general matter the program can facilitate our access to international credit markets, which generally tend to offer funds at a lower interest rate and for longer terms than the Brazilian market.

        Finally, in some limited circumstances we may obtain emergency funds from the Central Bank through a transaction referred to as “redesconto.” A redesconto is a loan from the Central Bank to a financial institution, which loan is guaranteed by federal government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading securities limits the amount of the redesconto transaction. We have never obtained funds from the Central Bank through redesconto transactions for liquidity purposes. At December 31, 2003, we had R$11,389 million in federal government securities as trading securities for this purpose.

        Cash Flow

        During 2001, 2002 and 2003 the primary influence on our cash flow was the changes in the Brazilian economic environment. The following table shows the principal variations in cash outflows during the periods indicated:

	2001	2002	2003

	(R$ in millions)
Net cash provided by (used in) operating activities	R$ 375	R$ 11,713	R$ (8,080)
Net cash used in investing activities	(10,941)	(9,444)	(315)
Net cash provided by financing activities	9,360	1,561	17,873

Net increase (decrease) in cash and cash equivalents
	(1,206)	3,830	9,478

        2001

        During 2001, we experienced a net decrease of R$1,206 million in cash and cash equivalents, due to the use of R$10,941 million in our investing activities, largely offset by our financing activities, which provided R$9,360 million net cash, as well as, to a lesser extent, our operating activities, which provided R$375 million net cash.

        The cash used in our investing activities in 2001 resulted primarily from a R$7,370 million net increase in loans, an increase of R$2,961 million in compulsory deposits, due primarily to a Central Bank 10% reserve requirement for compulsory deposits related to time deposits that became effective in September 2001, and also from R$4,333 million used to acquire available-for-sale securities, which was almost entirely offset by R$4,314 million generated from the sale of available-for-sale securities.

        The cash generated from our financing activities in 2001 resulted primarily from a R$4,277 million increase in deposits, primarily represented by an increase of R$4,095 million in time deposits, from an increase of R$2,339 million in long-term borrowings net of repayments of long-term debt and to a lesser extent from a R$1,923 million net increase in purchases of federal funds and securities sold under agreements to repurchase. The increase in purchases of federal funds and securities sold under agreements to repurchase was due largely to our adoption of a strategy of diversifying our domestic sources of funding.

        2002

        During 2002, we experienced a net increase of R$3,830 million in cash and cash equivalents, due to the R$11,713 million in cash and cash equivalents generated by our operating activities and to a lesser extent to the R$1,561 million generated by our financing activities, partially offset by R$9,444 million used in our investment activities.

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

        The cash generated from our financing activities in 2002 resulted primarily from a R$9,691 million increase in deposits, primarily represented by an increase of R$4,196 million in time deposits and a R$4,593 million increase in cash deposits, both excluding the acquisitions of the first half of 2002, as well as a decrease of R$701 million in long-term borrowings net of repayments of long-term debt and a

R$7,089 million net decrease in purchases of federal funds and securities sold under agreements to repurchase. The decrease in purchases of federal funds and securities sold under agreements to repurchase was due largely to our clients’ transfer of resources to other funding sources.

        2003

        During 2003, we experienced a net increase of R$9,478 million in cash and cash equivalents, due to the R$17,873 million provided by our financing activities, which was partially offset by the R$8,080 million used in our operating activities and the R$315 million used in our investment activities.

        The cash used in our investing activities in 2003 resulted primarily from the use of R$3,968 million to acquire available-for-sale securities and of R$1,220 million in the acquisition of subsidiaries, net of cash and cash equivalents received. These were partially offset by R$4,647 million generated from the sale of available-for-sale securities.

        The cash generated from our financing activities in 2003 resulted primarily from a R$18,781 million net increase in purchases of federal funds and securities sold under agreements to repurchase, reflecting our shift during 2003 to using more liquid securities, as well as a R$6,009 million increase in borrowings under long-term debt, net of repayments of long-term debt. This was partially offset by the impact of a R$3,556 million net reduction in deposits, excluding the acquisition of BBV Banco, and a R$2,742 decrease in our short-term borrowings, pursuant to our liquidation of borrowing and financing operations.

Capital Compliance

        The Basel Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8%. At least half of total capital must consist of Tier I capital. Tier I, or core, capital includes equity capital less certain intangibles. Tier II capital includes asset revaluation reserves, general loan loss reserves and subordinated debt, subject to some limitations.

        Brazilian banking regulations differ from Basel Accord requirements in several ways. Brazilian banking regulations:

(a) require a minimum ratio of capital to risk-weighted assets of 11%,

(b) do not permit general loan loss reserves to be considered as capital,

(c) specify different risk-weighted categories,

(d) impose a deduction from capital corresponding to fixed assets held in excess over limits imposed by the Central Bank, and

(e) limit the issuance of subordinated notes to 50% of Tier I capital.

        Prior to July 31, 2000, capital adequacy requirements could be calculated on either a consolidated or unconsolidated basis. Since July 31, 2000, we have measured our capital compliance on a consolidated basis, in accordance with Central Bank rules. See “Item 4. Information on the Company—Regulation and Supervision—Principal Limitations and Restrictions on Activities of Financial Institutions” for a more detailed discussion of Brazilian capital adequacy requirements.

        The following table shows our capital positions as a percentage of total risk weighted assets, as well as our minimum capital requirements under Brazilian law, for the dates indicated. The table and the following information are based on accounting practices adopted in Brazil.

	At December 31,

	2001	2002	2003

	(R$ in millions, except percentages)

Tier I	12.5%	12.2%	12.7%
Tier II	1.3	3.6	4.5

Total capital	13.8%	15.8%	17.2%

Available regulatory capital	R$ 10,876	R$ 14,396	R$ 18,473
Minimum regulatory capital required	8,728	10,027	11,803

Excess over minimum regulatory capital required	2,148	4,369	6,670

        The increase in our available regulatory capital from R$14,396 million at December 31, 2002 to R$18,473 million at December 31, 2003 was due primarily to our issuance of R$1,533 million in subordinated notes, capital increases of R$1,290 million, the capitalization of R$960 million of profits, and an adjustment of R$451 million due to unrealized gains and losses of investment securities classified as available-for-sale. These factors were partially offset by the effects of a R$160 million decrease in our minority shareholder participation as a result of our acquisition of the minority shareholders’ shares of Banco Mercantil.

        The increase in our available regulatory capital from R$10,876 million at December 31, 2001 to R$14,396 million at December 31, 2002 was due primarily to our issuance of R$2,338 million in subordinated notes and a R$132 million increase in the participation of minority shareholders, as well as the capitalization of R$1,076 million of profits in 2002.

        The excess over minimum regulatory capital required was R$6,670 million at December 31, 2003, a R$2,301 million increase from the December 31, 2002 level. The increase is primarily attributable to the increase in our capitalization of profits, our issuance of subordinated notes, and our capital increase during 2003.

        As of December 31, 2001, 2002 and 2003, we were in compliance with all minimum capital requirements imposed by the Central Bank. For a description of our capital requirements and Central Bank capital adequacy regulations see “Item 4. Information on the Company—Regulation and Supervision—Principal Limitations and Restrictions on Activities of Financial Institutions.”

        During 2001, 2002 and 2003, we maintained a significant position in short-term, highly liquid instruments, which in general have a zero or low risk weighting, thereby eliminating or significantly reducing the need to maintain capital against these assets. This position reflects the restrictive credit environment that prevailed in Brazil during these periods. If we were to increase significantly our loan portfolio, we would be required to maintain capital against these assets which, depending on the capital position at that time, could reduce our capital as a percentage of risk-weighted assets.

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

        The following table shows the maturities of our interest-earning assets and interest-bearing liabilities at December 31, 2003 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

	At December 31, 2003

	Up to 30 days	31 – 90 days	91 – 180 days	181 – 365 days	1 – 3 years	Over 3 years	Total

	(R$ in millions, except percentages)
Interest-earning assets:
Deposits in other banks	R$ 4,234	R$ 105	R$ 263	R$ 219	R$ 349	—	R$ 5,170
Federal funds sold and securities purchased under agreements to resell	17,358	3,500	211	510	1,043	3,553	26,175
Central bank compulsory deposits	9,004	276	1,679	182	594	378	12,113
Trading securities	23,388	510	6,586	2,602	2,489	1,498	37,073
Available for sale securities	29	14	200	392	586	2,875	4,096
Securities held to maturity	15	282	2	—	958	2,008	3,265
Loans	10,591	11,143	7,875	7,390	10,048	5,604	52,651
Other assets	—	—	—	—	—	657	657

Total interest-earning assets	64,619	15,830	16,816	11,295	16,067	16,573	141,200

Interest-bearing liabilities:
Deposits from banks	26	—	1	4	—	—	31
Savings deposits	22,140		—	—	—	—	22,140
Time deposits	3,680	1,829	1,643	2,897	12,683	212	22,944
Federal funds purchased and securities sold under agreements to repurchase	16,188	9,022	540	44	1,541	155	27,490
Short-term borrowings	1,378	1,635	3,317	688	777	—	7,795
Long-term debt	875	1,213	1,261	2,862	4,246	9,636	20,093

Total interest-bearing liabilities	44,287	13,699	6,762	6,495	19,247	10,003	100,493

Asset/liability gap	20,332	2,131	10,054	4,800	(3,180)	6,570	40,707
Cumulative gap	20,332	22,463	32,517	37,317	34,137	40,707	—
Ratio of cumulative gap to cumulative total interest-earning assets	14.40%	15.91%	23.03%	26.43%	24.18%	28.83%	—

Exchange Rate Sensitivity

         Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, we generally have outstanding at any given time medium- and long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. We had R$9,283 million of long-term debt outstanding at December 31, 2003. At that date, our consolidated net foreign currency exposure was R$1,076 million, or 7.9% of shareholders’ liability. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivatives financial instruments.

         Our foreign currency position arises primarily through our purchases and sales of foreign exchange (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum open, short and long foreign currency positions.

         At December 31, 2003, the composition of our assets, liabilities and shareholders’ equity by currency and term was as shown below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

	December 31, 2003

	R$	Foreign currency	Total	Foreign currency as % of total

	(R$ in millions, except percentages)
Assets:
Cash and due from banks	R$ 1,874	R$ 599	R$ 2,473	24.2%
Interest-earning deposits in other banks	1,101	4,069	5,170	78.7
Federal funds sold and securities purchased under agreements to resell	21,672	4,503	26,175	17.2
Central bank compulsory deposits	16,188	502	16,690	3.0
Trading securities
Less than one year	8,781	1,093	9,874	11.1
From one to three years	1,980	509	2,489	20.5
More than three years	1,371	127	1,498	8.5
Indefinite (1)	23,212	—	23,212	—
Available for sale securities
Less than one year	635	—	635	—
From one to three years	485	101	586	17.3
More than three years	498	2,377	2,875	82.7
Indefinite	2,098	—	2,098	—
Securities held to maturity:
Less than one year	15	284	299	95.0
From one to three years	876	82	958	8.6
More than three years	1,827	181	2,008	9.0
Loans
Less than one year	26,709	10,290	36,999	27.8
From one to three years	8,148	1,900	10,048	18.9
More than three years	4,555	1,049	5,604	18.7
Indefinite (2)	2,144	—	2,144	—
Investment in unconsolidated companies and other investments	295	—	295	—
Property, plant and equipment, net	2,764	342	3,106	11.0
Intangible assets, net	1,740	—	1,740	—
Other assets
Less than one year	6,855	38	6,893	0.6
From one to three years	4,805	58	4,863	1.2
More than three years	687	757	1,444	52.4
Allowance for loan losses	(3,808)	(38)	(3,846)	1.0
Total	R$ 137,507	R$ 28,823	R$ 166,330	17.3%
Percentage of total assets	82.7%	17.3%	100.0%	—
Liabilities and Shareholders’ Equity:
Deposits
Less than one year	41,261	3,871	45,132	8.6
From one to three years	12,510	173	12,683	1.4
More than three years	49	163	212	76.9
Federal funds purchased and securities sold under agreements to repurchase	24,084	3,406	27,490	12.4
Short-term borrowings
Less than one year		7,018	7,018	100.0
From one to three years	—	777	777	100.0
Long-term debt
Less than one year	3,034	3,177	6,211	51.2
From one to three years	2,847	1,399	4,246	32.9
More than three years	4,929	4,707	9,636	48.8
Other liabilities
Less than one year	11,577	1,094	12,671	8.6
From one to three years	25,935	30	25,965	0.1
More than three years	624	—	624	—
Minority interest in consolidated subsidiaries	73	—	73	—
Shareholders’ equity	13,592	—	13,592

Total	R$ 140,515	R$ 25,815	R$ 166,330	15.5

Percentage of total liabilities and shareholders’ equity	84.5%	15.5%	100.0%	—

(1)	Represents investments in mutual funds, which are redeemable at any time, in accordance with our liquidity needs.
(2)	Represents non-performing loans.

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

        We enter into short-term derivatives contracts with selected counter parties to manage our overall exposure as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see note 22(b) to our consolidated financial statements in Item 18.

        At December 31, 2003, the composition of our off-balance sheet derivatives by currency was as shown below:

	December 31, 2003

	Notional amounts

	R$	Foreign currency	Total

	(R$ in millions)
Off-balance sheet derivatives:
Interest rate futures contracts
Purchases	R$ 1,959	—	R$ 1,959
Sales	5,362	—	5,362
Foreign currency futures contracts
Purchases	—	R$ 10,348	10,348
Sales	—	12,274	12,274
Foreign currency option contracts
Purchases	—	4	4
Sales	—	148	148
Interest rate forward contracts
Purchases	5	-	5
Foreign currency forward contracts
Purchases	—	24	24
Sales	—	994	994
Swap contracts
Interest rate swaps	5,652	—	5,652
Currency swaps	—	4,509	4,509

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

         The following table shows our capital expenditures in the periods indicated:

	2001	2002	2003

	(R$ in millions)
Infrastructure
Land and buildings	R$ 31	R$ 283	R$ 110
Leasehold furniture and equipment	147	137	204
Improvements	60	65	88
Others	6	53	81

Total	244	538	483

Information Technology
Systems development	158	244	235
Data processing equipment	150	396	663

Total	308	640	898

Postal Service Correspondent Offices
Service contract with Postal Service(1)	200	—	—

Total	R$ 752	R$ 1,178	R$ 1,381

(1)

In September 2001, we agreed to pay the Postal Service approximately R$200 million pursuant to our agreement with them. See “Item 4. Information on the Company—The Company—History—Recent Acquisitions and Joint Ventures—Postal Service Correspondent Offices.”

         During 2003 we made R$1,694 million in capital expenditures, of which R$1,381 million was related to the acquisition of assets and R$313 million to telecommunications services and data processing expenses.

         During the first three months of 2004, we made investments valued at R$453 million.

         We believe that capital expenditures in 2004 through 2006 will not be substantially greater than historical expenditure levels, and anticipate that in accordance with our practice during recent years, our capital expenditures in 2004 through 2006 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

Off-balance Sheet Arrangements

         All of our off-balance sheet financial guarantees are described under “—Off-balance Sheet Financial Guarantees.” None of our off-balance sheet arrangements are of the type regarding which we are required to provide disclosure pursuant to Item 5.E. of Form 20-F.

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

         Our nine-member Board of Directors meets on an ordinary basis every 90 days and meets on an extraordinary basis whenever necessary and is responsible for:

  approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us;
  establishing our corporate strategy;
  reviewing our business plans and policies; and
  supervising and monitoring the activities of our Board of Executive Officers.

         Our board of directors acts as our audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

         Our Diretoria Executiva meets weekly and is responsible for:

  implementing the strategy and policies established by our Board of Directors; and
  our day-to-day management.

         Several members of our Board of Directors and the Diretoria Executiva also perform senior management functions at our subsidiaries, including Bradesco Seguros, Bradesco Vida e Previdência, Bradesco Capitalização, Banco Finasa de Investimento, Bradesco Consórcios, Bradesco Saúde, and Bradesco BCN Leasing. Each of our subsidiaries has its own management structure.

         On June 9, 2003, our shareholders Cidade de Deus Participações and Fundação Bradesco entered into the Shareholders’ Agreement with BBVA. Under the terms of the Agreement, BBVA has the right to elect one member of our board of directors. Accordingly, José Fonollosa García was appointed to our board of directors on June 9, 2003, as BBVA’s representative. The Shareholders’ Agreement provides that BBVA will have this right so long as BBVA owns at least 3.94% of our voting capital. However, if BBVA’s participation falls below this percentage threshold due to an increase in our capital stock in which our shareholders, including BBVA, are not given preemptive rights, BBVA’s right to elect a member of our board of directors will not be affected. For more information regarding the Shareholders’

Agreement, see “Item 4. Information on the Company—The Company—History—Recent Important Acquisitions and Joint Ventures—Acquisition of BBV Banco.”

         Pursuant to Brazilian law, all members of our Board of Directors and Board of Executive Officers have been approved by the Central Bank.

         The following are biographies of the current members of our Board of Directors and Diretoria Executiva:

         Members of the Board of Directors:

         Lázaro de Mello Brandão, Chairman: 77 years old; economist and business administrator. On September 1, 1942, Mr. Brandão was hired by Casa Bancária Almeida & Cia., the financial institution which, on March 10, 1943, became Banco Brasileiro de Descontos S.A. and later became Banco Bradesco S.A. In 1963, he was elected as an Officer, a position he held until 1977, when he was elected Vice-President. In 1981 he took on a position as President of the Bank. In the following year, 1982, he also served as our Vice-Chairman, and since 1990 he has served as Chairman of the Board of Directors. In 1999 he nominated his successor for President of the Bank, remaining a member of the Board of Directors. He also serves on the board of several companies of the group. He is the President of the Board of Directors of Bradespar and a non-voting member of the Managing Board of Banco Espírito Santo S.A., located in Lisbon, Portugal. He served as President of FGC — Fundo Garantidor de Créditos from 1999 to 2001. He also served as Director for the Banking Association of the states of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul from 1966 to 1974, and as Director-President from 1974 to 1983. Mr. Brandão also served as Vice-President of the Board of Executive Directors of the National Federation of Banks, known as “FENABAN,” from 1971 to 1976 and from 1980 to 1983, and as a member of the Board of the Federation of Brazilian Banking Associations, known as “FEBRABAN,” from 1983 to 1991 and from 1994 to February 2001. In addition, Mr. Brandão served as a member of the Board of Directors of the National Housing Bank from 1984 to 1985 and as President of the Board of Directors of CIBRASEC Companhia Brasileira de Securitização from 1997 to 1999.

         Antônio Bornia, Vice-Chairman: 68 years old; secondary education. On May 1, 1952, Mr. Bornia was hired by us as an office assistant. In 1975, he was made our Deputy Managing Director and in 1979 he became an Officer. In 1981, Mr. Bornia was appointed as a Vice-President, a position he held until March 10, 1999, when he was made Vice-Chairman of our Board of Directors. He also serves on the board of several companies of our group. Since March 2000, Mr. Bornia has served as Vice-Chairman of the Board of Directors of Bradespar, and since 1994 he has served as Chairman of the Board and Director-President of ABEL. He has been Director-President of the National Confederation of Financial Institutions (CNF) since July 2000. He became the President of FGC in November 2001.

         Dorival Antônio Bianchi, Director: 62 years old. Mr. Bianchi received a degree in economics from São Paulo University. On February 1, 1961, he was hired by us as an assistant. In 1982, Mr. Bianchi was appointed as a Departmental Director and in 1983 he became a Managing Director. From 1988 to March 1999 he served as a Vice-President, and since March 1999 he has served as a member of our Board of Directors. He also serves on the boards of directors of several companies of our group. Mr. Bianchi has served as a member of the board of directors of Bradespar since March 2000. He also served as a member of the board of director of VISANET — Companhia de Meios de Pagamento from 1997 to 1999 and as an Executive Officer of Visa International (Regional Sector for Latin America and the Caribbean) from 1996 to 1999.

         Mario da Silveira Teixeira Junior, Director: 57 years old. Mr. Teixeira received a degree in civil engineering and business administration from Mackenzie Presbyterian University. On July 1, 1971 he was hired by Bradesco Corretora de Títulos e Valores Mobiliários as a technician. He served as an Officer from March 1983 until January 1984, when he was appointed as a Departmental Director of Banco Bradesco. In 1992 he was appointed as Managing Officer. In 1998 he was appointed Vice President. From March 1999 to July 2001 he served as a member of our Board of Directors. From July 2001 until March 2002 he served as President of Bradespar and in March 2002 he returned to his position as a member of our Board of Directors. He also participates in the management of other companies of our group. He has been Vice-Chairman of the Board of Directors of Companhia Vale do Rio Doce since May 2003. He has been a member of the Board of Directors of Companhia Paulista de Força e Luz — CPFL since August 2, 2001 and of CPFL Energia S.A. since August 30, 2001. He occupied the same position from November 1997 until April 2000 and from March to April 2000. He was a member of the Board of Directors of Globo Cabo S.A. from 1998 until 2000, of Latasa from 1992 until 2000, of São Paulo Alpargatas S.A. from 1996 to 1999, and of Serra da Mesa Energia S.A. and of VBC Energia S.A. from 1997 until 2000.

         Márcio Artur Laurelli Cypriano, Director: 60 years old. Mr. Cypriano received a law degree from Mackenzie Presbyterian University. He was hired on July 18, 1967 by Banco da Bahia S.A. On December 5, 1973, with the acquisition of Banco da Bahia S.A., he joined Banco Bradesco. In 1984 he was appointed as a Departmental Director and in 1986 he became a Deputy Managing Director. In 1988 Mr. Cypriano was made a Managing Director and he became a Vice-President in 1995. From March 1998 to March 1999 he served as President of the BCN Group. Since March 1999 he has served as our President, also serving on the boards of directors of the other companies of our group. In March 2002 he was appointed as a member of our Board of Directors. Since April 2002 he has been a member of the board directors of Bradespar S.A. Since February 2001 he has served as a member of the board of directors of FEBRABAN. From 1984 to 1986 he was a member of the Board of Directors of SERASA.

         João Aguiar Alvarez, Director: 43 years old. Mr. Alvarez received a degree in agronomy from the Manuel Carlos Gonçalves College of Agronomy and Animal Husbandry in Espírito Santo do Pinhal, SP. On April 30, 1986 he was appointed to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and he has served as an Officer since 1988. He was appointed as a member of our Board of Directors in February 1990. Since March 2000, Mr. Alvarez has also served as a member of the board of directors of Bradespar. Mr. Aguiar Alvarez’s sister, Ms. Denise Aguiar Alvarez Valente, is also a director.

         Denise Aguiar Alvarez Valente, Director: 46 years old. Ms. Valente received a degree in education from São Paulo Pontific Catholic University and received a Masters in Education from New York University. She was appointed to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações on April 30, 1986. Since 1988 she has also served as an Officer. Since February 1990 Ms. Valente has served as a member of our Board of Directors, and since March 2000 she has also served as a member of the Board of Directors of Bradespar.

         José Fonollosa García, Director: 53 years old. Mr. García received a degree in economics. In 1976 he was hired by Banco Vizcaya to work in marketing. He later held positions in the domestic banking area, eventually reaching the position of executive officer in Barcelona and Madrid. In 1991 he moved to the media area of Banco Bilbao Vizcaya S.A., and was given responsibility for the area in 1994. In November 1999 he became general director of finance for Banco Bilbao Vizcaya Argentaria S.A. In April 2001 he became general director for Europe and international transactions. In January 2002 he became general director of the retail bank for America. He was a member of the board of directors of Banco Vizcaya Argentaria Brasil S.A. from March 2000 until April 2001. On June 9, 2003 he was appointed to our Board of Directors.

         Ricardo Espírito Santo Silva Salgado, Director: 59 years old. Mr. Salgado received a degree in economics from the Instituto Superior de Ciências Econômicas e Financeiras at Universidade Técnica de Lisboa — Portugal. On June 9, 2003 he was appointed to our Board of Directors. He is also a member of the Superior Council of the Espírito Santo group, Vice-President of the Board of Directors and President of the Executive Commission of Banco Espírito Santo, S.A. — Lisbon, President of Espírito Santo Financial Group (ESFG) — Luxembourg, a member of the Supervisory Board of Euronext NV — the Netherlands, a member of the Executive Committee of Institut Internationale d’Études Bancaires (IIEB) — Brussels and a member of the European Advisory Committee Board of the New York Stock Exchange, or NYSE. He was a member of the Board of Directors of Banco Boavista Interatlântico S.A. (Brazil) from September 1997 to October 2000, and received the honor “Grande Oficial da Ordem do Cruzeiro do Sul” from the Brazilian President in 1998.

         Members of the Diretoria Executiva

         Márcio Artur Laurelli Cypriano, President: 60 years old. Mr. Cypriano received a law degree from Mackenzie Presbyterian University. He was hired on July 18, 1967 by Banco da Bahia S.A. On December 5, 1973, with the acquisition of Banco da Bahia S.A., he joined Banco Bradesco. In 1984 he was appointed as a Departmental Director and in 1986 he became a Deputy Managing Director. In 1988 Mr. Cypriano was made a Managing Director and he became a Vice-President in 1995. From March 1998 to March 1999 he served as President of the BCN Group. Since March 1999 he has served as our President, also serving on the boards of directors of the other companies of our group. In March 2002 he was appointed as a member of our Board of Directors. Since April 2002 he has been a member of the board of directors of Bradespar S.A. Since February 2001 he has served as a member of the board of directors of FEBRABAN. From 1984 to 1986 he was a member of the Board of Directors of SERASA.

         Décio Tenerello, Vice-President: 59 years old. Mr. Tenerello received a law degree from University Center FIEO of Osasco - UNIFIEO. On June 16, 1961, he was hired by us as an office assistant. In 1982 he was appointed as a Departmental Director and in 1984 he became a Deputy Managing Director. In 1988 Mr. Tenerello was made a Managing Director and in 1998 he became a Vice-President. He also serves on the boards of directors of several companies of our group. He has served as President and Officer of Banco de Crédito Real de Minas Gerais S.A. since April 1998 and of Banco Baneb S.A. since June 1999. Since March 2002 he has been a member of the Diretoria Executiva of FEBRABAN - Federação Brasileira das Associações de Bancos and of FENABAN - Federação Nacional dos Bancários. Since April 2002 he has served as Chairman of CIBRASEC, having previously served as Vice-President. He has also served as Vice-President of the Brazilian Association of Real Estate Credit and Savings Entities (ABECIP) since March 2002, an office he previously occupied from 1992 to 1999. He has been a member of the Board of Directors of CETIP - Central de Custódia e de Liquidação Financeira de Títulos since March 2002.

         Laércio Albino Cezar, Vice-President: 57 years old; accountant. On April 1, 1960, Mr. Cezar was hired by us as office assistant. In 1982 he was named as a Departmental Director and in 1992 he became a Managing Director. In 1999 Mr. Cezar was named as a Vice-President. He also serves on the boards of directors of several companies of our group. He served as Executive Vice-President and Director of the Institute of Rational Organization of Labor (IDORT) of São Paulo from 1997 to 2000 and served as the First Executive Vice-President from 2000 to 2003.

         Arnaldo Alves Vieira, Vice President: 55 years old. Mr. Vieira received a law degree from Guarulhos University and a degree in business administration from Mackenzie Presbyterian University. On October 1, 1961, he was hired by us as an office assistant. In 1985 he was named as a Regional Director; in 1992, as a Departmental Director; in 1995, as a Managing Director; and, in 1999, as a Vice

President. He also serves on the boards of directors of several companies of our group. Since 1995 he has been the Vice-Chairman of VISANET.

         Luiz Carlos Trabuco Cappi, Vice President: 52 years old. Mr. Cappi received a degree in philosophy from the São Paulo University of Philosophy, Science and Languages and a post-graduate degree in social psychology from the São Paulo School of Sociology and Politics. He began his professional activities at Bradesco on April 17, 1969. In 1984 he was made a Departmental Director, a position he held until 1992. At that time, he was made President of Bradesco Vida e Previdência S.A. and served in that capacity until 1998. He was then named as a Managing Director and in 1999 became a Vice President. In March 2003 he was named the Director-President of Grupo Bradesco Seguros. He also serves on the boards of directors of several companies of our group. He was the President of ANAPP, the National Association for Private Pension Plans, from August 1994 to August 2000 and a member of the managing board for ABRASCA, the Brazilian Association for Listed Companies, from July 2000 to February 2003.

         Sérgio Socha, Vice President: 57 years old; secondary education. Mr. Socha began his career as an office assistant at Banco Indústria e Comércio de Santa Catarina S.A. in 1961. With the acquisition of Banco Indústria e Comércio de Santa Catarina S.A., he joined our staff on May 13, 1968. In 1986 he was named as a Regional Director. In 1995 he became a Departmental Director and in 1999 he became a Vice President. He also serves on the boards of directors of several companies of our group. He was an officer of BCN from December 1997 to November 1998. At that time, he became Vice President of BCN, a position he held until July 1999. He was Vice-President of ABECIP from November 1999 to March 2002 and an Effective Member of the Deliberation Council from March 2002 to November 2003.

         Julio de Siqueira Carvalho de Araújo, Vice President: 49 years old; secondary education. Mr. Carvalho de Araújo was hired by BCN in March 1978 as an open market trader. In October 1989 he was named as an officer and then became a Vice President of BCN in May 1995, a position he held until August 2000. At that time he became one of our Vice Presidents. He also serves on the boards of directors of several companies of our group. Since April 2000 he has served as a member of the board of directors of CBLC and since December 2001 he has served as an Effective Member of the Board of Directors of the Bolsa de Mercadorias e Futuros—BM&F. He has been an Effective Member of the Deliberation Council of ABECIP-Associação Brasileira das Entidades de Crédito Imobiliário e Poupança since November 2003.

         Milton Almicar Silva Vargas, Vice President: 47 years old. Mr. Vargas received a degree in business administration from UNIFIEO — University Center FIEO of Osasco. He was hired by Bradesco as a clerk on July 16, 1976. In 1997 he was named as a Departmental Director, in 2000 he was named as a Managing Director and in 2002 he was named as a Vice President of the Bank. In 2001 he was named as an Effective Member of the Board of Directors of ASSOBESP—Associação de Bancos no Estado de São Paulo and of FEBRABAN — Federação Brasileira das Associações de Bancos. He has served as a Vice President and Effective Member of FENABAN — Federação Nacional dos Bancos and Sindicatos of banks in the states of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul since March 2001, and as an Effective Member of the Fundo Garantidor de Créditos — FGC since February 2003.

         José Luiz Acar Pedro, Vice-President: 51 years old. Mr. Pedro received a business administration degree from the Santana College of Economic and Accounting Sciences at São Judas Tadeu University in São Paulo, SP. He was hired by Banco BCN S.A. on January 11, 1971, as an office assistant. In June 1986 he was named as a Director, in May 1996 he became an Executive Director and Vice-President of Banco BCN, and in March 1999 he became its President. In February 2003 he was made a Director and Vice-President of Banco Bradesco. He also serves on the boards of directors of several companies of our group. He has been a member of the Board of Directors of ABRASCA-Associações Brasileiras das Companhias Abertas since April 2003.

         Norberto Pinto Barbedo, Vice-President: 51 years old. Mr. Barbedo received an accounting degree from Tibiriçá College of Accounting Sciences. He was hired by Banco BCN S.A. on January 15, 1968, as an office assistant. In October 1989 he became a Director of Banco BCN, and became a Director and Vice-President in December 1997. In February 2003 Mr. Barbedo was elected as Director and Vice-President of Banco Bradesco. He also serves on the boards of directors of several companies of our group.

         Armando Trivelato Filho, Managing Director: 57 years old. Mr. Filho received a degree in civil engineering from Minas Gerais University. He entered Bradesco S.A. Crédito Imobiliário as an engineer on June 1, 1973 and joined Banco Bradesco on May 1, 1977. In 1988 he was named as a Departmental Director; in 1998 he became a Deputy Managing Director and in 1999 a Managing Director.

         Carlos Alberto Rodrigues Guilherme, Managing Director: 60 years old. Mr. Guilherme received a law degree from Pinhalense Education Foundation. He was hired by us as an office assistant on December 1, 1957. In 1986 he was named as a Departmental Director; in 1998 he became a Deputy Managing Director and in 1999 a Managing Director.

         José Alcides Munhoz, Managing Director: 55 years old; secondary education. Mr. Munhoz was hired by us as a clerk on October 7, 1970. In 1989 he was named as a Regional Director; in 1995 he became Departmental Director; in 1998, a Deputy Managing Director; and in 1999, a Managing Director.

         José Guilherme Lembi de Faria, Managing Director: 58 years old. Mr. Lembi de Faria received a degree in economics from the Fluminense Federal University. He began his career at Banco Mineiro do Oeste S.A. as an attorney in 1967. In 1973, he joined our staff. From 1981 to 1993 he was General Manager of our New York Branch. In 1993 he became a Regional Director; in 1995 a Departmental Director; in 1998 a Deputy Managing Director; and in 1999 a Managing Director.

         Luiz Pasteur Vasconcellos Machado, Managing Director: 55 years old. Mr. Machado received a law degree from the United Metropolitan Colleges — FMU. He was hired by us as an office assistant on June 1, 1962. In 1986 he was named as a Regional Director; in 1992, as a Departmental Director; in 1998, as a Deputy Managing Director; and in 1999 as a Managing Director. He has been a member of the Board of Directors of Visanet since 1998.

         Milton Matsumoto, Managing Director: 58 years old. Mr. Matsumoto received a degree in business administration from UNIFIEO — University Center FIEO of Osasco. He was hired by us as an office assistant on September 1, 1957. He served as an Officer of Bradesco Corretora from 1984 to 1985. In 1985, he was named as a Departmental Director of Banco Bradesco. He became a Deputy Managing Director in 1998 and a Managing Director in 1999.

         Cristiano Queiroz Belfort, Managing Director: 48 years old. Mr. Belfort received a degree in economics. He was hired by BCN as a Deputy Managing Director on April 22, 1996. He served as an Officer of Banco Bradesco from August 1997 to March 2000, when he was named as a Managing Director of Banco Bradesco.

         Sérgio de Oliveira, Managing Director: 54 years old. Mr. de Oliveira received a degree in business administration from UNIFIEO — University Center FIEO of Osasco. He was hired by Bradesco as a clerk on April 15, 1970. On March 1985 he was made a Director of Bradesco Corretora. He then served as a Director and President of Bradesco Corretora from July 1997 to March 2000. At that time he was named as a Managing Director of Banco Bradesco. He has been Vice President and Director of

ANBID since August 2000, a member of the Consulting Board of ADEVAL — Associação das Empresas Distribuidores de Valores since August 1999, and an Alternate Member of the Managing Board of ABRASCA — Associação Brasileira das Companhias Abertas since April 2001.

         Odair Afonso Rebelato, Managing Director: 58 years old; secondary education. Mr. Rebelato was hired by us as an office assistant on August 1, 1960. In 1989 he was named as a Regional Director; in 1998 as a Departmental Director; and in 2001 as a Managing Director.

         Aurélio Conrado Boni, Managing Director: 52 years old; secondary education. He was hired on February 1, 1971, as a data processing technician. In 1997 he was appointed as a Departmental Director and in 2001 as a Managing Director.

         Domingos Figueiredo de Abreu, Managing Director: 45 years old. He received a degree in economics from College of Economic Sciences of Mogi das Cruzes and a degree in accounting from College of Economic Sciences and Administration of OSASCO — FEAO. He was hired on December 2, 1981, as an analyst. From 1997 to 2001 he served as an Officer at BCN. In 2001 he was appointed as a Departmental Director and in 2002 as a Managing Officer.

         Paulo Eduardo D’Avila Isola, Managing Director: 48 years old. Mr. Isola received a business administration degree from Brás Cubas College, São Paulo, SP. He was hired by Continental Promotora de Vendas, now called Finasa Promotora de Vendas, in July 1997, as a Director. In March 2002 he became Executive Managing Director of Banco BCN S.A. and in February 2003 he became Executive Managing Director of Banco Bradesco.

         Ademir Cossiello, Managing Director: 48 years old. Mr. Cossiello received a degree in economics from Faculdades Padre Anchieta. We hired him in October 10, 1973 as a clerk. In January 1995 he was appointed as a Regional Director. From March 1998 to September 1999 he served as a Departmental Director, and in June 2003 he became a Managing Director. He was an Executive Officer and Managing Director at Banco Baneb S.A. from June 1999 to October 2001. He also participates in the management of the other companies of the group. He was a member of the Deliberative Council of the Commerce Association of São Paulo from February to September 1999 and presently he is a Managing Director, a position that he has held since August 2003.

Compensation

         At the annual shareholders assembly, our shareholders establish the maximum aggregate compensation of the members of our Board of Directors and Board of Executive Officers for the ensuing year. In 2003, our shareholders set the maximum aggregate compensation for our Directors and Executive Officers at:

  R$13.5 million per year for our Board of Directors as a group;
  R$41.5 million per year for the Diretoria Executiva as a group;
  R$51.5 million per year for our departmental directors as a group; and
  R$23.5 million per year for our regional directors as a group.

         In 2003, our directors and executive officers received aggregate compensation of R$110.4 million for their work for us, whether as members of the Board of Directors or Board of Executive Officers, as applicable, or as providers of services to our subsidiaries. We do not attribute any particular portion of their compensation to their service on the Board of Directors or Board of Executive Officers. No part of the aggregate compensation was paid as part of a profit sharing plan or in the form of stock options.

         Our directors and executive officers are eligible to participate in the same complementary retirement pension plans available to all our employees. In 2003, we contributed R$174 million to pension plans on behalf of our directors and executive officers.

Board Practices

         Our shareholders elect the members of our Board of Directors at the annual general shareholders meeting for one-year terms; the directors can be reelected for consecutive terms. The Board of Directors appoint the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

         To become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of 10 consecutive years and be less than 65 years old at the time of appointment. There are 38 departmental directors and 11 regional directors on the Board of Executive Officers. The departmental and regional directors direct the business of each of our various divisions and branches and report to the Diretoria Executiva. To become a departmental or regional director, a person must be an employee or executive officer at Bradesco or one of our affiliates and be less than 62 years old, in the case of departmental directors, or 60 years old, in the case of regional directors, at the time of appointment. Our Board of Directors may waive the fulfillment of the period of employment requirement with respect to up to 25% of our Managing Officers and Regional Directors, with the exception that the requirement cannot be waived with respect to persons appointed as President or Vice-President. The members of our Board of Executive Officers are required to work exclusively for us, unless our Board of Directors grants an exception.

         Members of our Board of Directors are not required to be or to have been our employees, and service as a member of our Board of Directors does not constitute employment with us.

         Fiscal Council

         Under Brazilian law, corporations may have a “conselho fiscal,” or fiscal council, which is an independent corporate body, with general monitoring and supervision powers as set forth in the Brazilian accounting practices. Our bylaws provide for a fiscal council and specify that, if our shareholders convene a fiscal council, it shall have from three to five members.

         Our fiscal council has three members (Oswaldo de Moura Silveira, Ricardo Abecassis Espírito Santo Silva and Sócrates Fonseca Guimarães) and three alternates (Frederico dos Reis de Arrochela Alegria, Nelson Lopes de Oliveira and Jorge Tadeu Pinto de Figueiredo), all of whom were appointed when the fiscal council was formed on March 10, 2003, and all of whose terms will expire in March 2004. In accordance with Brazilian corporate law, our fiscal council has the right and obligation to, among other things:

  through any of its members, supervise the actions of our managers and to verify their fulfillment of their duties;
  review and issue opinions regarding our financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor’s report and any management reports;

  opine on any management proposals to be submitted to the shareholders’ meeting related to:

  changes in our share capital,

  issuances of debentures or rights offerings entitling the holder to subscribe for equity,

  investment plans and capital expenditure budgets,

  distributions of dividends, and

  transformations of our corporate form and corporate restructurings—that is, mergers and spin offs;
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

          Board Committees

         At an extraordinary shareholders meeting held on December 17, 2003, our shareholders created three new board committees: an audit committee, an internal control and compliance committee, and a compensation committees.

         Audit Committee

         Pursuant to our by-laws and, beginning in July 2004, Central Bank requirements, our audit committee has three to five members, each of whom serves a term of one year. Members are appointed by, and may be re-appointed or replaced by, the Board of Directors. The current members of the committee are Dorival Antonio Bianchi, Paulo Roberto Simões da Cunha and Yves Louis Jacques Lejeune. Of the members, only Mr. Bianchi is a member of our Board of Directors.

         The responsibilities of the audit committee include:

  establishing its own rules of operation;
  recommending to the Board of Directors which outside firm should be hired to provide independent audit services and the amount of compensation such firm should receive;
  reviewing financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor’s report and any management reports;
  establishing policies and procedures for responding to any reports or allegations of a failure to comply with applicable legal requirements or internal codes and regulations, including procedures to ensure the confidentiality and protection of any persons providing information regarding such failures;
  evaluating the work of both the internal and the independent auditors, including their compliance with applicable legal obligations and internal regulations and codes;

  meeting with the Directors and both the independent and the internal auditors at least quarterly;
  assessing the Board of Directors’ responsiveness to any recommendations made by the independent or internal auditors;
  advising the Board of Directors regarding any conflicts between the external auditors and the Board of Executive Officers;
  recommending policies, practices and procedures for improving the performance of the Board of Directors; and
  following up on its recommendations and requests for information, including confirmation that its recommendations and reports are memorialized in our records.

         Our board of directors acts as our audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

         Internal Control and Compliance Committee

         The internal control and compliance committee has three to six members, each with a term of one year. Members are appointed by, and may be replaced by, the Board of Directors. All committee members must be on the Board of Directors and Diretoria Executiva.

         The committee’s primary responsibility is to assist the Board of Directors with the performance of its duties related to the adoption of strategies, policies and measures governing internal controls, mitigation of risks, and compliance with applicable rules.

         Compensation Committee

         The compensation committee has three to five members, all of whom are members of the Board of Directors, and each of whom serves a term of one year. Members are appointed by, and may be re-appointed or replaced by, the Board of Directors.

         The committee’s primary responsibility is to provide the Board of Directors with proposed policies and guidelines related to the compensation of our managers. The compensation is to be based on performance targets established by the Board.

Employees

         At December 31, 2003, we had 75,781 employees (of which 59,430 were employed by Bank Bradesco and 16,351 were employed by our subsidiaries), as compared to 74,393 employees at December 31, 2002 and 65,713 employees at December 31, 2001.

         The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

	December 31,

	2001	2002	2003

Total number of employees	65,713	74,393	75,781
Number by category of activity
Banking
Bradesco	51,633	53,732	59,430
BCN	5,857	6,105	5,203
Banco Mercantil	—	3,970	—
Insurance activities	5,677	6,056	5,944
Pension plan activity	1,112	1,420	1,527
Other categories	1,434	3,110	3,677
Number by geographic location
Cidade de Deus, Osasco	7,398	8,510	9,535
Alphaville, Barueri	1,065	1,068	1,238
São Paulo	14,754	17,739	16,630
Other locations in Brazil	42,420	46,976	48,282
International	76	100	96

         The acquisition of Banco Cidade, BEA, Banco Mercantil, Scopus Tecnologia and BBV Banco was the primary factor in the 15.0% growth in the number of our employees between 2001 and 2003. The expansion of our branch network and call center also contributed to the increase.

         Our part-time employees work six hours a day, while our full-time employees work eight hours a day. We had 31,316 part-time employees and 44,465 full-time employees as of December 31, 2003, compared to 39,147 part-time and 35,246 full-time employees as of December 31, 2002 and 38,113 part-time and 27,600 full-time employees as of December 31, 2001.

         We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. In filling all positions, we give preference to candidates from within Bradesco, including middle management and senior positions. We also hire laterally from the marketplace, but to a lesser extent.

         At December 31, 2003, approximately 58% of our employees were associated with one of the labor unions which represents bank or insurance employees in Brazil. We consider our relations with our employees as well as with the labor unions to be good, in large part due to our philosophy of internal recruiting and open communication. We have not experienced any strikes during the past three years. We are a party to two collective bargaining agreements: one relating to our banking employees and the other to our insurance sector employees.

         We offer our employees benefits which include a Bradesco Saúde health plan which permits beneficiaries to choose their doctors, hospitals and dentists throughout the country, supplementary retirement and pension plans, and subsidized life and accident insurance. We also have a team of social workers who work with our employees and their dependents. These benefits apply regardless of the employee’s position. Currently, 25% of our employees participate in our Bradesco Vida e Previdência pension plan. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

         We also offer professional training to our employees. In 2003, we invested approximately R$57.0 million in training and skills improvement courses for 414,314 participants. In 2002 we invested approximately R$49.0 million in courses for 376,117 participants. Our professional training department prepares and delivers personnel training courses in operating, technical and behavioral areas.

Share Ownership

         As of December 31, 2003, the members of our Board of Directors and Diretoria Executiva indirectly held 3.71% of our voting capital and 1.87% of our total capital stock, in the aggregate, through a company called Elo Participações S.A., which we call Elo Participações. They did not hold any preferred shares through Elo Participações. In addition, some of our directors and executive officers directly hold shares of our capital stock. However, as of December 31, 2003, each of our directors and senior managers individually owned, directly and indirectly, less than 1% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

    We are a publicly held corporation with 79,836,526 common shares and 78,693,936 preferred shares outstanding on December 31, 2003, all of which are nominative and book-entry shares with no par value.The amount of common and preferred shares we have outstanding reflects a reverse split of our shares which was approved by our Board of Directors in December 2003 and approved by our shareholders in March 2004. For information on shareholders’ rights and our dividend distributions, see “Item 8. Financial Information—Policy on Dividend Distributions” and “Item 10. Additional Information—Memorandum and Articles of Incorporation—Allocation of Net Income and Distribution of Dividends.”

    The following chart illustrates our capital ownership structure as of December 31, 2003:

    As illustrated, a holding company, Cidade de Deus Participações, directly owns 47.72% of our voting capital and 24.04% of our total capital stock. Cidade de Deus Participações, in turn, is owned by the Aguiar family, Fundação Bradesco, and another holding company, Nova Cidade de Deus Participações S.A., which we call “Nova Cidade de Deus.” Nova Cidade de Deus is largely owned by Fundação Bradesco and Elo Participações. Other than the 1999 share acquisitions by Elo Participações and the 2003 share acquisitions by BBVA, which are described below, to the best of our knowledge there has been no significant change in the percentage ownership held by any major shareholders during the past five years.

    The following table shows the direct ownership of our outstanding common and preferred shares on December 31, 2003, reflecting the reverse split of our shares at a 10,000:1 share ratio approved by our board of directors on December 17, 2003. To the best of our knowledge, only those shareholders mentioned in the table below directly hold five percent or more of each class of our securities with voting rights.

Shareholder	Number of common shares	Percentage of common shares	Number of preferred shares	Percentage of preferred shares	Total number of shares	Percentage of total shares

*(in thousands, except percentages)
Cidade de Deus Participações	38,100,432	47.72	10,380	0.01%	38,110,812	24.04%
Fundação Bradesco(1)	12,896,216	16.15	1,896,539	2.41	14,792,755	9.33
Banco Bilbao Vizcaya Argentaria	3,994,700	5.00	3,934,697	5.00	7,929,397	5.00
Board of Directors:
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Antônio Bornia	(*)	(*)	(*)	(*)	(*)	(*)
Dorival Antônio Bianchi	(*)	(*)	(*)	(*)	(*)	(*)
Mário da Silveira Teixeira Junior	(*)	(*)	(*)	(*)	(*)	(*)
Márcio Artur Laurelli Cypriano	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez Valente	(*)	(*)	(*)	(*)	(*)	(*)
José Fonollosa García	(*)	(*)	(*)	(*)	(*)	(*)
Ricardo Espírito Santo Silva Salgado	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	757,520	0.95%	766,715	0.97	1,524,235	0.96%
Members of the Diretoria Executiva:
Décio Tenerello	(*)	(*)	(*)	(*)	(*)	(*)
Laércio Albino Cezar	(*)	(*)	(*)	(*)	(*)	(*)
Arnaldo Alves Vieira	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio Socha	(*)	(*)	(*)	(*)	(*)	(*)
Julio de Siqueira Carvalho de Araújo	(*)	(*)	(*)	(*)	(*)	(*)
Milton Almicar Silva Vargas	(*)	(*)	(*)	(*)	(*)	(*)
José Luiz Acar Pedro	(*)	(*)	(*)	(*)	(*)	(*)
Norberto Pinto Barbedo	(*)	(*)	(*)	(*)	(*)	(*)
Armando Trivelato Filho	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
José Guilherme Lembi de Faria	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Pasteur Vasconcellos Machado	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Cristiano Queiroz Belfort	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio de Oliveira	(*)	(*)	(*)	(*)	(*)	(*)
Odair Afonso Rebelato	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
Paulo Eduardo D’Avila Isola	(*)	(*)	(*)	(*)	(*)	(*)
Ademir Cossielo	(*)	(*)	(*)	(*)	(*)	(*)
Total Diretoria Executiva	40,123	0.06	79,806	0.10	119,929	0.08
Subtotal	55,788,991	69.88	6,688,137	8.50	62,477,128	39.41

Other shareholders	24,047,535	30.12	72,005,799	91.50	96,053,334	60.59

Total	79,836,526	100.00%	78,693,936	100.00%	158,530,462	100.00%

________________________
(1)	Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, 30.70% of our common shares and 15.47% of our total shares.

*

None of the members of our Board of Directors, Board of Executive Officers or other administrative, supervisory or management bodies directly or beneficially holds 1% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. See “Item 6. Directors, Senior Management and Employees—Share Ownership” for more information.

    The following is a brief description of our principal beneficial shareholders. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common and preferred shares, except that pursuant to the June 9, 2003 Shareholders’ Agreement, BBVA has the right to name one member of our board of directors. For more information, see “Item 4.

Information on the Company—The Company—History—Recent Important Acquisitions and Joint Ventures—Acquisition of BBV Banco.”

    Cidade de Deus Participações

    Cidade de Deus Participações is a holding company that was organized in 1946 in order to hold investments in other companies. It also administers, purchases and sells securities and other assets on its own account. Its shareholders are Nova Cidade de Deus, with 43.17% of its common and total shares, Fundação Bradesco, with 32.69% of its common and total shares, and the Aguiar family, with 24.14% of its common and total shares as of December 31, 2003. The company’s capital stock is made up of common, nominative book-entry shares, with no par value.

    Nova Cidade de Deus

    Nova Cidade de Deus is a holding company that was organized in 1976 in order to hold investments in other companies, particularly those that directly or indirectly own our voting capital. As of December 31, 2003 the company directly owned 0.77% of our common shares, 0.39% of our total shares, and indirectly owned, through its participation in Cidade de Deus Participações, 20.60% of our common shares and 10.38% of our total shares.

    The stock of Nova Cidade de Deus is divided in class A and class B common shares and one class of preferred shares. Ownership of the class B common shares is limited to:

  members of our Diretoria Executiva;

  former members of our Diretoria Executiva who have become members of our Board of Directors;

  former members of our Diretoria Executiva who have become members of the board of directors of one or more of our subsidiaries; and

  companies in which the majority of the voting interest is owned by the individuals above.

    Ownership of Nova Cidade de Deus’ Class “A” common shares is limited to the persons entitled to own Class B common shares and any commercial or civil associations and private foundations managed by them or their appointed representatives. Only the class A and class B common shareholders in Nova Cidade de Deus have voting rights.

    The Aguiar Family

    As of December 31, 2003, three members of the Aguiar family, along with the estate of Mr. Amador Aguiar, indirectly owned, by way of their participation in Cidade de Deus Participações, 11.52% of our common shares and 5.80% of our total shares. In addition, the same parties directly held a total of 1.12% of our common shares, 0.96% of our preferred shares and 1.04% of our total shares. None of the individual members of the Aguiar family directly holds more than 1.0% of our voting shares.

    Fundação Bradesco

    As of December 31, 2003, Fundação Bradesco, directly and indirectly through its participation in Cidade de Deus Participações and Nova Cidade de Deus, owned 46.85% of our common shares, 2.42% of our preferred shares, and 24.80% of our total shares. Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Diretoria Executiva and departmental directors, as well as all directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação

Bradesco, known as the “Mesa Regedora.” They receive no compensation for their service on the Mesa Regedora.

    Fundação Bradesco, the center of our charitable activities, was founded in 1956 to invest in the development and education of children and adults in Brazil. It now has activities throughout Brazil, providing educational support to children, adolescents and adults, especially those with the greatest needs.

    In 2003, Fundação Bradesco offered free education to more than 105,000 students through its 39 schools, which are found in all the Brazilian states and the federal district. Its programs include adult education and professional skills development courses. The more than 49,000 elementary, high school and technical training students sponsored by Fundação Bradesco also receive in-school meals, uniforms, school supplies and free medical and dental care. During the last six years, the annual pass rate for students in the Fundação schools was 95.95%. On March 16, 2004, the fortieth school in the network opened outside of Osasco in the state of São Paulo, with a capacity of 2,000 students.

    Fundação Bradesco, in partnership with Organizações Globo, a Brazilian media group, is a co-sponsor of the first privately-sponsored educational television channel in Brazil, which is called “Futura, Canal do Conhecimento,” and which has 20 million viewers. It also participates in an approximately 9,800 student-per-year literacy program for teenagers and adults in the north and northeast regions of Brazil called “Programa de Alfabetização Solidária.”

    Fundação Bradesco’s activities are funded exclusively by resources derived from donations we and our affiliates make. See “—Related Party and Subsidiary Transactions—Other Matters.”

    Elo Participações

    Elo Participações indirectly owned, through its participation in Nova Cidade de Deus, approximately 5.33% of our common shares and 2.68% of our total shares at December 31, 2003. Elo Participações is a holding company that was organized in 1998 to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, Elo Participações acquired from various of our shareholders, who were not principal shareholders of ours, an indirect 5.51% interest in our voting capital. Only members of the Board of Directors or the Diretoria Executiva and certain qualified employees of Banco Bradesco, Bradespar, or our subsidiaries may own shares in Elo Participações. However, only the members of the Board of Directors and Diretoria Executiva may own voting shares. Most of our board members and executive officers own shares in Elo Participações.

    BBVA

    BBVA is a global financial group headquartered in Bilbao, Spain. As of December 31, 2003, BBVA directly owned 5.00% of our common shares and 5.00% of our total shares. Pursuant to our acquisition of BBV Banco in June 2003, we issued, for distribution to BBVA, common and preferred shares equal to 4.4% of our share capital, valued at R$630 million. Subsequently, BBVA increased its percentage ownership through purchases of our shares on BOVESPA.

    BBVA offers retail, wholesale and investment banking services, asset management services and insurance, among other activities. As of December 31, 2003, Chase Nominees Ltd. held 5.25% of BBVA’s capital. To our knowledge, there are no other significant individual holdings in BBVA’s share capital and no persons exercising substantial control.

    Pursuant to the June 9, 2003, Shareholders’ Agreement, BBVA has the right to elect one member of our board of directors. Accordingly, José Fonollosa García was appointed to our board of directors on

June 9, 2003, as BBVA’s representative. BBVA also has the right to put some or all of its shares to Fundação Bradesco and Cidade de Deus Participações during the seven years following its acquisition of our shares. For more information regarding the Agreement, see “Item 4. Information on the Company—The Company—History—Recent Important Acquisitions and Joint Ventures—Acquisition of BBV Banco.”

    Others

    Direct public holdings represented 31.13% of our voting capital at December 31, 2003 (including equity participations of 1.21% held by The UFJ Bank Limited and 3.56% held by Banco Espírito Santo) and 92.58% of our preferred shares. Direct and indirect participation by the public in our common and preferred shares represented an effective interest of 61.63% of our capital stock at December 31, 2003.

    At December 31, 2003, 16.88% of our preferred shares and 0.30% of our common shares were held by 401 foreign investors registered with the Companhia Brasileira de Liquidações e Custódia, known as “CBLC.” At the same date, our ADSs represented 12.06% of our preferred shares.

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

    Accordingly, we have not made any loans or advances to any of our non-financial affiliates, executive officers, board members or their family members. The prohibition does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions. For further details on restrictions on the operations of financial institutions, see “Item 4. Regulation and Supervision—Bank Regulations—Principal Limitations and Restrictions on Activities of Financial Institutions.”

    Distribution of Products in our Branches

    All of our business units and subsidiaries, including Bradesco BCN Leasing, Bradesco Consórcios, Bradesco Seguros, Bradesco Vida e Previdência and Bradesco Capitalização, use our branch network as a distribution channel for the sale of insurance, pension funds, certificated savings plans and other products, leases and services. We record all costs related to the branch network in our financial statements.

    For further discussion of the use of our branches by our business units and subsidiaries for distribution, see “Item 4. Information on the Company—The Company—Distribution Channels—Branch System.”

    Other Matters

    We regularly contribute to our shareholder Fundação Bradesco, a charitable foundation. These donations are made voluntarily. Our donations to Fundação Bradesco totaled R$62.0 million in 2003, R$67.0 million in 2002 and R$7.0 million in 2001. For additional information about Fundação Bradesco, see “—Major Shareholders—Fundação Bradesco” and Note 27 to our consolidated financial statements in Item 18.

    UFJ Bank owns 1.22% of our total equity, BES owns 3.14% of our total equity, and BBVA owns 5.0% of our total capital, and they provide credit lines to us for trade-related transactions. The terms of these transactions are consistent with similar transactions which we engage in with other, unrelated entities.

Item 8. Financial Information.

    See “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with U.S. GAAP.

Legal Proceedings

    We are party to administrative proceedings and lawsuits that are incidental to the normal course of our businesses. These include administrative proceedings as well as general civil, tax and employee litigation. We do not have any litigation matters that are significant on an individual basis. We believe that there are no suits pending or threatened, individually or in the aggregate, that if decided against us or our subsidiaries would have a material adverse effect on our business, financial condition, properties, prospects or results of operations.

    At December 31, 2003, of our litigation provision of R$3,940 million, approximately 20.7% related to labor matters, approximately 70.9% related to tax-related matters and approximately 8.4% related to civil cases. For more information, see note 23 to our consolidated financial statements in Item 18.

    We believe that of December 31, 2003 our litigation provisions are sufficient to cover our expected losses from litigation matters, subject to the inflation-indexation requirement for provisions relating to certain tax matters. Since we do not expect the amounts paid in the future in connection with litigation matters to exceed the amount of our provision, we do not believe that such litigation will materially impair our financial condition or results of operations.

    Labor matters. During 2003, we became involved in 4,824 new litigation matters related to labor, none of which is individually significant. The matters relate largely to actions brought by employees who have been laid off. We have acquired a number of financial institutions in recent years. In connection with the acquisition of a financial institution and its integration into Bradesco, we commonly reduce our number of employees and the number of employees of the acquired institution. The majority of labor-related litigation matters we face relates to such reductions.

    Tax-related matters. We are also the subject of a number of general indemnity and taxation related actions, including disputes relating to the constitutional validity of certain tax requirements. In our litigation matters related to taxation, the underlying obligation is generally subject to indexation for inflation and such inflation indexation adjustments account for approximately half of the provision related to tax matters. The remainder of the provision is primarily related to disputes regarding the legality of certain taxes and contributions.

    Civil cases. We also face a number of civil cases, which arise out of the normal course of our activities. The matters primarily consist of claims for pecuniary damages, generally for claims against us arising out of our actions to collect on unpaid financial instruments, in bouncing checks, and in reporting adverse credit information to credit reporting agencies.

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

    In relation to the devaluation of the real in January 1999, a number of lawsuits have been initiated against us and other Brazilian leasing companies relating to U.S. dollar linked leases. Although we believe that the claims are unfounded, we have offered to extend amortization schedules to compensate for sharp increases in monthly installments caused by the devaluation. These lawsuits have not been finally settled by the Brazilian courts. However, management believes that any potential liability arising from such litigation will not have a material adverse effect on our financial conditions or results.

    Other matters. We are not currently the subject of any pending or threatened material proceedings by the Central Bank, CVM or SUSEP. Management believes that it is in compliance with all applicable Central Bank, CVM and SUSEP regulations and considers our relationship with these authorities to be good.

Policy on Dividend Distributions

    Our bylaws require our Board of Directors to recommend, at each annual shareholders’ assembly, a mandatory annual distribution to our shareholders of at least 30% of our net income, which is in excess of the minimum of 25% of net income established by Brazilian Corporate Law. For additional information, including exceptions to this requirement, see “Item 10. Additional Information—Memorandum and Articles of Incorporation—Allocation of Net Income and Distribution of Dividends.”

    Our policy relating to dividend distributions is to maximize the amount of distributions we pay in the form of interest on capital, in accordance with our tax management strategy. This allows us to deduct such payments from income for tax purposes. For additional information, see “Item 5. Operating and Financial Review and Prospects—Overview—Taxes.”

Item 9. The Offer and Listing.

DESCRIPTION OF SECURITIES

    Our capital stock comprises common shares, without par value, and preferred shares, without par value. Our preferred shares are traded on the BOVESPA under the symbol “BBDC4”and, since February 2001, on the Market for Latin-American Stocks in euros, known as “Latibex,” in Madrid, Spain, under the symbol “XBBDC.” Our preferred shares are included in the BOVESPA Index. At December 31, 2003, we had 78,693,936 preferred shares outstanding. Citibank N.A., as depositary bank, issued the ADSs, each representing 1,000 preferred shares, in 1997. In connection with the registration of the ADSs, the ratio of ADSs to preferred shares was changed such that each ADS represents 5,000 preferred shares.

    On December 17, 2003 our board of directors approved a reverse split of our shares at a 10,000:1 share ratio, resulting in a reverse split of one ADR at a 2:1 ratio, such that each ADS represents one preferred share. Our shareholders approved the reverse split on March 10, 2004. As a result of the reverse split, we had 79,490,196 common shares and 78,693,936 preferred shares outstanding. Beginning in March 2004, our shares are traded on BOVESPA, on the NYSE at one share per ADR, and on the Latibex at one share per GDR.

    Our ADSs are traded on the NYSE under the symbol “BBD.”

    The following table shows, for the indicated periods, the reported high and low closing sale prices in nominal reais for the preferred shares on BOVESPA:

	Price per 1,000 Preferred shares

	High	Low	Average monthly trading volume

	(R$)		(shares in thousands)
1998	12.29	4.65	16,632,926
1999	15.00	5.35	22,410,771
2000	17.20	10.20	28,518,400
2001	14.20	10.40	33,477,625
2002	15.30	7.55	47,283,808
1st Quarter	14.75	11.73	29,710,000
2nd Quarter	15.30	10.45	36,349,567
3rd Quarter	11.67	7.55	66,356,633
4th Quarter	11.21	7.60	56,719,033
2003	15.45	9.58	42,638,508
1st Quarter	11.95	9.58	37,093,933
2nd Quarter	12.58	10.70	45,368,833
3rd Quarter	13.16	10.53	41,223,433
4th Quarter	15.45	11.60	46,985,833
December	15.45	13.50	38,609,800
2004
1st Quarter	15.90	13.26	42,523,580
January	15.90	14.26	51,103,340
February	15.15	13.26	38,505,800
March(1)	154.30	134.50	3,796,160
April	145.00	119.20	3,539,200
May	134.75	110.00	4,563,100
________________________
(1)	Beginning March 22, 2004, trades reflect the reverse split of 10,000 shares for 1 share.

    The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the ADRs on the NYSE:

	Price per ADR

	High	Low	Average monthly trading volume

	(US$)		(ADRs in thousands)
2001(1)	26.36	22.66	1,257
2002	33.31	9.91	4,541
1st Quarter	31.65	24.20	2,313
2nd Quarter	33.31	18.20	4,230
3rd Quarter	20.55	9.67	6,892
4th Quarter	15.95	9.81	5,783
2003	26.87	13.31	4,873
1st Quarter	17.70	13.35	4,741
2nd Quarter	21.52	17.35	5,586
3rd Quarter	22.70	17.99	3,769
4th Quarter	26.87	20.07	5,397
December	26.87	23.14	7,880
2004
1st Quarter	27.92	22.48	4,155
January	27.92	24.30	4,613
February	26.07	22.48	4,599
March(2)	49.22	45.83	3,253
April	50.19	40.59	1,619
May	43.28	35.00	3,159
________________________
(1)	Beginning November 21, 2001.
(2)	Beginning March 22, 2004, trades reflect the reverse split of 10,000 shares for 1 share.

    Our preferred shares are registered in book-entry form and we perform all the services of safe-keeping and transfer of shares. Our shareholders may choose to hold their shares through CBLC. Under Brazilian law non-Brazilian holders of our preferred shares may be subject to certain adverse tax consequences due to their ownership and any transfer of the preferred shares. For further discussion of the restrictions on the transfer of preferred shares, see “Item 10. Additional Information—Memorandum and Articles of Incorporation—Organization—Form and Transfer” and “—Exchange Controls.”

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

    The rights of holders of our preferred shares are limited in comparison with those of the holders of common shares in several material ways:

  each common share entitles the holder to one vote at shareholders’ meetings, while holders of preferred shares are only entitled to a vote in the limited circumstances described in “Item 10. Additional Information—Memorandum and Articles of Incorporation—Organization—Voting Rights”; and

  the nature of preferred shareholders’ preemptive rights to subscribe for shares or convertible securities depends on the proportion of capital that would be represented by preferred shares after the capital increase, as described under “Item 10. Additional Information—Memorandum and Articles of Incorporation—Organization—Preemptive Rights.”

    The holders of the ADSs have the rights corresponding to the underlying preferred shares, subject to the deposit agreement. Owners of the ADSs are parties to the deposit agreement and therefore are bound to its terms and to the terms of the ADRs that represent the ADSs.

TRADING ON THE SÃO PAULO STOCK EXCHANGE

    Beginning in April 2000, the Brazilian stock exchanges were reorganized through the execution of protocols of intention by the Brazilian stock exchanges. Until the end of April 2004, pursuant to the protocols, all securities were traded only on BOVESPA, with the exception of privatization auctions, which occurred on the Rio de Janeiro Stock Exchange. In May 2004 the Rio de Janeiro Stock Exchange reopened for the trading of certain Brazilian government securities.

    If you were to trade in our preferred shares on BOVESPA, your trade would settle in three business days after the trade date. The seller is ordinarily required to deliver the shares to the exchange before 10:00A.M. on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the CBLC.

    BOVESPA is less liquid than the NYSE or other major exchanges in the world. As of December 31, 2003, the aggregate market capitalization of the 369 companies listed on BOVESPA was equivalent to approximately US$234 billion and the 10 largest companies listed on BOVESPA represented approximately 48.8% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2003, we accounted for approximately 3.4% of the market capitalization of all listed companies on BOVESPA.

    Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “non-Brazilian holder”) is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution 2,689 of the CMN. Resolution 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, Resolution 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer to other non-Brazilian holders the ownership of investments made under Resolution 2,689. See “Item 10. Additional Information—Exchange Controls” for further information about Resolution 2,689, and “—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution 2,689.

Item 10. Additional Information.

MEMORANDUM AND ARTICLES PF INCORPORATION

We are a publicly traded company duly registered with the CVM under No. 00090-6. Article 5 of our bylaws establishes our purpose as carrying out banking transactions, including foreign exchange activities.

Comparison of Bradesco Corporate Governance Rules and the Rules of the NYSE Applicable to U.S. Companies

    On November 4, 2003, the Securities and Exchange Commission ("SEC"), approved the final corporate governance rules of the NYSE. According to such rules, foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers. As a foreign private issuer, we must comply with three rules imposed by the NYSE:

    1. prior to July 31, 2005, we must comply with the requirements set forth by the SEC concerning audit committees;

    2. our CEO must promptly notify the SEC in writing after any executive officer becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules; and

    3. we shall provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

    The chart below provides a brief description of the significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

Article	NYSE Corporate Governance Rules for Domestic Issuers	Bradesco Corporate Governance Rules
303A.01	Independent directors must comprise a majority of the members of the board of directors of a listed company.	Brazilian law provides that only shareholders of a company may be appointed to its board of directors. Accordingly, there is no legal or statutory provision requiring Bradesco to have independent directors, and none of our directors are independent. There is no minimum share ownership or residency requirement for qualification as a director.

Article	NYSE Corporate Governance Rules for Domestic Issuers	Bradesco Corporate Governance Rules
303A.03	Non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	With the exception of our CEO, who is also a director of the Company, none of the directors of Bradesco are managers. The directors do not have regularly scheduled executive sessions without the presence of the CEO.
303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We do not have a nominating/corporate governance committee.
303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have a Compensation Committee of three to five members, who are all members of the Board of Directors. The members are appointed by the Board of Directors, each with a one year term of office. The committee's primary responsibility is to provide the Board of Directors with proposed policies and guidelines related to the compensation of our managers. The compensation is to be based on performance targets established by the Board.

None of the members of the Compensation Committee are independent directors. The compensation committee has a written charter that addresses the responsibilities of the committee.

Article	NYSE Corporate Governance Rules for Domestic Issuers	Bradesco Corporate Governance Rules
303A.06 303A.07	Listed companies must have an audit committee, composed by a minimum of three members who satisfy the requirements of Rule 10A–3 under the Exchange Act, with a written charter that addresses specific minimum requirements.	We have an Audit Committee, constituted of three to five members, each of whom serves a one year term of office, and who are nominated by and may be reappointed or dismissed by the Board of Directors. Only one of the current members of the Committee is on our Board of Directors. The other two current members of the Commitee are independent.

The main obligations of the Audit Committee are:

•  recommending to the Board of Directors which outside firm should be hired to provide independent audit services and the amount of compensation such firm should receive;

•  reviewing financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor's report and any management reports;

•  establishing policies and procedures for responding to any reports or allegations of a failure to comply with applicable legal requirements or internal codes and regulations, including procedures to ensure the confidentiality and protection of any persons providing information regarding such failures;

•  evaluating the work of both the internal and the independent auditors, including their compliance with applicable legal obligations and internal regulations and codes; and

•  meeting with the Diretoria Executiva and both the independent and the internal auditors at least quarterly.

We also have a Fiscal Council, which can have from three to five members and an equal number of substitutes. It currently has three members. The Fiscal Council is an independent corporate body. In accordance with Brazilian Corporate Law, the Fiscal Council's responsibilities include:

•  supervising, through any of its members, the actions of our managers and verifying their fulfillment of their duties;

•  reviewing and issuing opinions regarding our financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor's report and any management reports;

• opining on any management proposals to be submitted to the shareholders' meeting related to changes in our share capital, issuances of debentures or rights offerings entitling the holder to subscribe for equity, investment plans and capital expenditure budgets, and distributions of dividends.

Article	NYSE Corporate Governance Rules for Domestic Issuers	Bradesco Corporate Governance Rules
303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under the Brazilian Corporate Law, shareholder pre-approval is required for the adoption and revision of any equity-compensation plans. We currently do not have any stock option based compensation plan.
303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	We do not have corporate governance guidelines drafted in a single document addressing all NYSE specific requirements. Our corporate governance guidelines are available at our website. ( http://www.bradesco.com.br/ri/)
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a code of ethics which applies to our CEO, CFO, Chief Accounting Officer and any person in a similar position, as well as our Board of Directors, Executive Officers and all of our employees. We have an Executive Committee for Ethical Conduct, appointed by the Board of Directors, which is responsible for the enforcement of the Code of Ethics, including determining which actions to take concerning the disclosure, dissemination and fulfillment of the Code of Ethics, as well as ensuring its effectiveness.

We have a general Code of Corporate Ethics which applies to all of our employees as well as a Sectoral Code of Ethics which applies specifically to our accounting and financial management departments.

We will post any modifications or waivers to either Code of Ethics on our website.
303A.12	A CEO of a listed company must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.	Our CEO shall promptly notify the NYSE in writing, should any executive officer become aware of any material non-compliance with any applicable provision of the NYSE corporate governance rules.

Organization

    Qualification of Directors

    Brazilian law provides that only shareholders of a company may be appointed to its board of directors. There is no minimum share ownership or residency requirement for qualification as a director.

    Allocation of Net Income and Distribution of Dividends

    Our bylaws require the Board of Directors to recommend, at each annual shareholders’ assembly, the allocation of net income for the fiscal year as follows:

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

    The minimum of 30% of our net income that must be distributed as annual dividends must be paid out within 60 days of the annual shareholders’ assembly in which the distribution is approved. However, Brazilian law permits us to suspend payment of the mandatory distribution if our Board of Directors (and our fiscal council) report to the shareholders’ assembly that the distribution would be incompatible with our financial condition, subject to approval by the shareholders’ assembly. Under Brazilian corporate law, the Board of Directors is obligated to file a justification for the suspension with the CVM within five days of the shareholders’ assembly. We would have to allocate the income not distributed due to the suspension to a special reserve. If not absorbed by subsequent losses, the amounts in the reserve would have to be paid as dividends as soon as our financial situation permitted.

    Preferred shareholders are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to the common shareholders.

    We must prepare financial statements at least quarterly. Our Board of Executive Officers, with Board of Directors approval, may distribute dividends based on the profits reported in interim financial statements. The amount of interim dividends distributed cannot exceed the amount of our capital reserves. Our Board of Executive Officers bases the amount of the interim dividends on either previously accumulated profits or retained earnings.

    Since 1970, we have been distributing interim dividends on a monthly basis.

    Consistent with Brazilian law, our bylaws allow our Diretoria Executiva, upon approval by the Board of Directors, to make distributions in the form of interest on capital instead of dividends. Payments of interest on capital may be included as part of any mandatory dividend; such inclusion must be at net value. Since July 1997, we have been making monthly payments of interest on capital in an amount approved by our Board of Directors prior to the declaration of dividends at the end of each year. The amounts paid as interest on capital net of withholding income tax are deducted from the amount of the dividends declared. The section “—Taxation—Brazilian Tax Considerations—Distributions of Interest on Capital” describes certain limits on our ability to pay interest on capital and to deduct distributions made as interest on capital.

    According to Brazilian law, a shareholder that does not receive a dividend payment may initiate a proceeding for the collection of dividends within three years from the date we make the dividends available for distribution. After the three year period, the unclaimed dividends revert to the company.

    Shareholders’ Assemblies

    Our shareholders have the power to decide any matters related to our corporate purpose and to approve any resolutions they deem necessary for our protection and development, through voting at a general shareholders’ assembly.

    We call our shareholders’ assemblies by publishing a notice in the Diário Oficial do Estado de São Paulo and the Diário do Commercio in the state of São Paulo. The notice must be published three times, beginning at least 15 calendar days prior to the scheduled assembly date. The notice must contain the assembly’s agenda and, in the case of a proposed amendment to our bylaws, an indication of the subject matter.

    The Board of Directors, or, in some specific situations set forth in the Brazilian corporate law, the shareholders, call our general shareholders’ assemblies. A shareholder may be represented at a general shareholders’ assembly by an attorney-in-fact so long as the attorney-in-fact was appointed within a year of the assembly. The attorney-in-fact must be a shareholder, a member of our management, a lawyer or a financial institution. The power of attorney given the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

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

    Voting Rights

    Each common share entitles its holder to one vote at our shareholders’ assemblies. Except as otherwise provided by law, decisions of a general shareholders’ assembly are passed by the vote by holders of a simple majority of our common shares; abstentions are not taken into account.

    In March 2002, the Brazilian Corporate Law was amended to, among other things, grant those of our shareholders which are not controlling shareholders the right to appoint one member and an alternate to our Board of Directors. To qualify for the exercise of such right, the relevant non controlling shareholder must have held, for at least the prior three months, either (1) preferred shares representing at least 10% of our share capital, or (2) common shares representing at least 15% of our voting shares. If no shareholders meet the thresholds, shareholders representing at least 10% of our share capital may be able to combine their holdings to appoint one member and an alternate to our Board of Directors.

     This right came into effect in March 2002. However, until and including the shareholders’ meeting to be held in 2005, preferred shareholders whose shares represent at least 10% of our share capital or, if preferred shareholders do not meet this threshold, shareholders representing at least 10% of our share capital will be entitled to appoint one member and an alternate to our Board of Directors from a list of three candidates chosen by our controlling shareholder.

    Pursuant to the June 9, 2003, Shareholders’ Agreement, BBVA has the right to name one member of our board directors. See “Item 4. Information on the Company—The Company—History—Recent Important Acquisitions and Joint Ventures—Acquisition of BBV Banco.”

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

  approving a merger or spin-off;

  approving our participation in a “grupo de sociedades” (a group of companies whose management is coordinated through contractual relationships and equity ownerships) as defined under the Brazilian Corporate Law;

  changing our corporate purpose;

  ceasing our state of liquidation; and

  approving our dissolution.

    Pursuant to Brazilian corporate law, holders of common shares, voting at a general shareholders’ assembly, have the exclusive power to:

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

    Preemptive Rights

    Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase in proportion to its holding. Shareholders must be allowed at least 30 days following the publication of notice of the issuance of shares or convertible securities to exercise their preemptive rights.

    As described under “—Regulations of and Restrictions on Foreign Investors,” under the Brazilian constitution the increase of foreign investors’ participation in the voting capital (common shares) of financial institutions is subject to prior authorization by the Brazilian government. Therefore, in the event common shares are offered, our foreign shareholders could be prevented from exercising their preemptive rights.

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

    You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. In such an event, the contractual arrangements governing the ADSs provide that the custodian of the shares underlying the ADSs may, if possible, transfer or dispose of the pre-emptive rights. Such contractual arrangements provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs and distributed by the depositary bank to holders of ADSs, net of any fees due to the custodian and the depositary bank. For more details see “Item 3. Key Information—Risk Factors—Risks Relating to the Preferred Shares and ADSs.”

    Right of Withdrawal

    Brazilian Corporate Law provides that under certain circumstances a shareholder has the right to withdraw his or her equity interest from a company and to receive a payment for the portion of shareholder’s equity attributable to his or her equity interest.

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

  the acquisition of control of another company at a price which exceeds certain limits set forth in Brazilian corporate law;

  a merger or consolidation;

  participation in a “grupo de sociedades” as defined under the Brazilian Corporate Law; or

  a spin-off (cisão) that results in, among other things, a reduction of the mandatory annual dividend.

    Our dissenting or non-voting shareholders also have a right of withdrawal in the event that the entity resulting from our merger, incorporação de ações, or spin-off does not become a listed company within 120 days of the shareholders’ assembly at which the relevant decision was taken. The dissenting or non-voting shareholders only have a withdrawal right if they owned the shares which have been adversely affected at the time of the first call for the shareholders’ assembly in which the relevant decision was made. If a public announcement of the action taken or to be taken was made prior to the call for the shareholders’ assembly, the shareholders’ ownership of shares is based on the date of announcement.

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

    Redemption

    Our bylaws provide that our shares are not redeemable. However, Brazilian Corporate Law authorizes us to redeem minority shareholders’ shares if, after a tender offer, our controlling shareholder increases its participation in our total capital stock to more than 95%.

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

    Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by the CMN’s Resolution 2,689 as described under “—Exchange Controls” below, the foreign investor must declare the transfer in its electronic registration.

    At their individual discretion, our shareholders may opt to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions which have clearing accounts with the CBLC. Our shareholder registry indicates which shares are listed on the CBLC system. Each participating shareholder is in turn registered in a register of beneficial shareholders maintained by the CBLC and is treated in the same manner as our registered shareholders.

Brazilian Rules Related to Information Disclosure

    In January 2002, the CVM issued regulations, revised in May 2002, regarding the disclosure of information to the market. This regulation includes requirements that we:

  determine what information must be filed with the CVM in the form of a notice of a material fact, called a fato relevante, which should include any controlling shareholder decisions that could influence the price of our securities and any controlling shareholder decision to trade, cease to trade, or exercise any rights under our securities;

  expand the list of events which are considered material, including, among others:

  the execution of shareholders’ agreements that could lead to a transfer of control;

  the entry or withdrawal of shareholders that have a financial, operational, technological or management collaboration agreement with us; and

  any authorization to trade our securities in any market, national or abroad;

  in the event our executive officer in charge of investor relations does not make required disclosure, extend the responsibility to make the required disclosure to our controlling shareholders, our management, the members of our fiscal council and to any member of a technical or consulting body created by our by-laws;

  extend confidentiality obligations related to undisclosed information to, in addition to our management and controlling shareholders, the members of any technical or consulting bodies created by our by-laws and our employees;

  disclose the information contained in fatos relevantes in all markets where our securities are traded;

  if we acquire a controlling participation in a company that has its securities traded on a market, disclose any intention to delist the company within the period of one year;

  fulfill disclosure requirements related to the acquisition and sale of relevant shareholder participations, or the acquisition and sale of our securities by our management, members of our fiscal council or any member of a technical or consulting body created by our by-laws; and

  restrict the use of internal information.

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

    However, the ability to convert into foreign currency dividend payments and proceeds from the sale of preferred shares or preemptive rights and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank. Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with Resolution 2,689 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

    Annex V to Resolution 1,289 of the CMN, known as the “Annex V Regulations,” allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADR program is duly registered with the Central Bank.

    Our bylaws do not impose any limitation on the rights of Brazilian residents or non-residents to hold our shares and exercise the rights in connection therewith.

New Civil Code

    A new Brazilian civil code became effective on January 11, 2003. The new code was issued with the intent of updating Brazilian civil legislation. The new code introduced changes regarding various topics, including contract and corporate law. Transactions and other acts carried out prior to the effectiveness of the new civil code continue to be regulated by the previous law. However, any transactions or other acts carried out subsequent to January 11, 2003 are subject to the new civil code.

    We believe that the new civil code will not have a material impact on our business.

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

    Additionally, Brazilian Corporate Law provides that acquisition of control of a publicly held company is contingent on tender offers for all outstanding common shares at a price equivalent to at least 80% of the price per share paid for the controlling block. In December 2003, we amended our by-laws to provide that in the event of a change in our control, the acquirer will be required to pay our shareholders an amount equal to (a) in the case of our non-controlling common shareholders, 100% of the price per share paid to our controlling shareholders and (b) in the case of our preferred shareholders, 80% of the price per share paid for our controlling shareholders.

    In the case of our liquidation, our preferred shareholders would be entitled to priority over our common shareholders in the return of capital. See “—Liquidation” for more information. In addition, in the event of a transfer of control, our shareholders have the right of withdrawal under certain circumstances. See “—Right of Withdrawal” for more information.

    Brazilian Corporate Law also obliges our controlling shareholder to make a tender offer for our shares if it increases its interest in our capital stock to a level that materially and negatively affects the liquidity of our shares.

Disclosure of Shareholder Ownership

    Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 10% of the common shares of a publicly-traded company must disclose its share ownership to the CVM and stock exchanges. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase of five percent or more in ownership of common shares must be similarly disclosed.

BOVESPA’s Differentiated Corporate Governance Practices

    BOVESPA has a program known as the Differentiated Corporate Governance Practices program, which we refer to as the “DCGP program.” Under the DCGP program, listed companies may elect to adhere to one or two sets of rules which apply to the Company, its management and controlling shareholders and are intended to promote good corporate governance practices and improve market disclosure.

    Since 2001, we have been in compliance with the first, less stringent, set of rules under the DCGP program. The requirements which we must comply with include:

  maintaining a minimum float of 25.0% of our capital stock;

  having an annual public meeting with analysts and any other interested people;

  disclosing the annual calendar of corporate events;

  utilizing mechanisms in public offerings intended to increase the dispersion of capital;

  disclosing quarterly consolidated financial statements, which are subject to a limited review; and

  disclosing information on securities, including derivatives, held by our controlling shareholders, members of our management and members of our fiscal council.

MATERIAL CONTRACTS

    On June 9, 2003, our shareholders Cidade de Deus Participações and Fundação Bradesco entered into the Shareholders’ Agreement with BBVA. Under the terms of the Agreement, BBVA has the right to elect one member of our board of directors. The Shareholders’ Agreement provides that BBVA will have this right so long as BBVA owns at least 3.94% of our voting capital. However, if BBVA’s participation falls below this percentage threshold due to an increase in our capital stock in which our shareholders, including BBVA, are not given preemptive rights, BBVA’s right to elect a member of our board of directors will not be affected. In addition, under the Shareholders’ Agreement Cidade de Deus

Participações and Fundação Bradesco have the right of first refusal if BBVA wishes to sell some or all of our common shares, and BBVA has a put option for a period of up to seven years. For more information regarding the Shareholders’ Agreement, see “Item 4. Information on the Company—The Company—History—Recent Important Acquisitions and Joint Ventures—Acquisition of BBV Banco.”

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

    See “—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of the tax benefits extended to non-Brazilian holders of securities who qualify under Resolution 2,689.

    Under Resolution 2,689 securities held by non-Brazilian holders must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets.

    Registered non-Brazilian holders are allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets, with the exception that the Brazilian constitution limits the ability of non-Brazilian holders to acquire capital of financial institutions, as discussed above under “—Regulation of and Restrictions on Non-Brazilian holders.” Registration allows investors to remit foreign currency abroad when the funds are distributions on registered preferred shares or proceeds from the disposition of such shares. The funds are converted into foreign currency at the commercial market exchange rate.

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

  the average price of a preferred share on the stock exchange on the date of withdrawal; or

  if no preferred shares were sold on that day, the average price on the stock exchange in the 15 trading sessions immediately preceding the withdrawal.

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

TAXATION

    The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs. Accordingly, prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs. For more information, see “—Taxation” above.

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

    Taxation of Dividends

    Dividends paid by us from profits of periods beginning on or after January 1, 1996 (i) to the depositary bank in respect of preferred shares underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian withholding income tax. Dividends paid from profits generated prior to January 1, 1996 are subject to Brazilian withholding income tax unless the amount of the relevant dividend is used to increase our capital and we do not redeem those shares for a period of five years. Pursuant to Brazilian law, we assume the responsibility for withholding and paying any tax on dividends we distribute.

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

  50% of our taxable net income (before taking the distribution and any deductions for calculating income taxes into account), as measured in accordance with accounting practices adopted in Brazil for the year in respect of which the payment is made; or

  50% of retained earnings for the year preceding the year in which the payment is made, as measured in accordance with accounting practices adopted in Brazil.

    Payments of interest on capital are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are exempt from tax in Brazil. For payments to persons who are resident in a jurisdiction that under Brazilian law is deemed to be a “tax haven” (any country that (a) does not impose income tax or that taxes income at a rate of less than 20% or (b) a country whose corporate law establishes confidentiality regarding the shareholders of corporate entities), Brazilian tax law subjects such payments to withholding tax at the source at a 25% rate. It is our responsibility to withhold and pay the tax levied on interest on capital we distribute.

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

    Our Board of Directors has traditionally approved the distribution of the maximum amount of interest on capital permitted by law.

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

    Capital gains realized on disposition of preferred shares in Brazil by non-Brazilian holders who are not resident in a “tax haven” are not subject to Brazilian tax if:

  the proceeds obtained by the disposition are remitted outside Brazil within five business days of the cancellation of the ADSs which were represented by the shares sold; or

  the foreign investment in the preferred shares is registered under Resolution 2,689.

  Otherwise, the same treatment applicable to Brazilian residents will apply

    Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of its effective cost as evidenced by valid documentation or, in its absence, on the basis of the foreign currency amount registered with the Central Bank. See “—Exchange Controls.”

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

    Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the preferred shares will be treated differently for Brazilian tax purposes depending on:

    (1) whether the sale or assignment is made by or on behalf of the depositary bank or the investor; and

    (2) whether the transaction takes place on a Brazilian stock exchange.

    Gains on sales or assignments made by or on behalf of the depositary bank on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to income tax at rates up to 15%.

    The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax if the amount previously registered with the Central Bank as a foreign investment in preferred shares is lower than the product of multiplying the total number of shares deposited on the date of the deposit by:

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

    On receipt of the underlying preferred shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above under “—Exchange Controls.” If the non-Brazilian holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.

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

    In addition to the IOF tax, a temporary tax, the CPMF tax, will be imposed on our distributions in respect of ADSs at the time the distributions are converted into U.S. dollars and remitted abroad by the custodian. The CPMF is currently imposed at a rate of 0.38% and will be in effect until December 31, 2007. A proposed constitutional amendment that would change this temporary contribution into a permanent tax is currently under discussion in Congress.

    Registered Capital

    Amounts invested in securities by a non-Brazilian holder who (1) qualifies for benefits under Resolution 2,689 and who registers with the CVM, or (2) holds ADSs and is represented by the depositary bank’s registration, are eligible for registration with the Central Bank. In the case of ADSs, since the shareholder of record is the depositary bank, the depositary bank is responsible for obtaining the registration. The registration allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on or dispositions of preferred shares.

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

    In this discussion, references to a “U.S. holder” are to a holder of a preferred share or an ADS (1) that is a citizen or resident of the United States of America, (2) that is a corporation organized under the laws of the United States of America or any state thereof, or (3) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the preferred shares or ADSs.

    The preferred shares will be treated as equity for U.S. federal income tax purposes. For purposes of the U.S. Internal Revenue Code of 1986, as amended, which we call the “Code,” holders of ADSs generally will be treated as owners of the preferred shares represented by such ADSs.

    Taxation of Distributions

    A U.S. holder will recognize dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian (or by the U.S. holder in the case of a holder of preferred shares). The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian (or by a U.S. holder in the case of a holder of preferred shares). If the custodian (or U.S. holder in the case of a holder of preferred shares) does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

    Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for the 2004 taxable year. Based on existing guidance, it is not clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and preferred shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

    Distributions out of earnings and profits with respect to the preferred shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the preferred shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

    Distributions of additional shares to holders with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

    Holders of preferred shares or ADSs that are foreign corporations or nonresident alien individuals, which we call “non-U.S. holders,” generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to preferred shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

    Taxation of Capital Gains

    Upon the sale or other disposition of a preferred share or an ADS, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the preferred share or the ADS and the U.S. holder’s tax basis in the preferred share or ADS. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if held for more than one year. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of preferred shares or ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

    A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a preferred share or an ADS unless (1) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (2) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

    Backup Withholding and Information Reporting

    Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or preferred shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the U.S. Internal Revenue Service.

    A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

DOCUMENTS ON DISPLAY

    We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20459. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Since November 4, 2002, we are required to make filings with the SEC by electronic means. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk and Risk Management

    In the course of our normal operations we are exposed to a number of risks which are inherent to banking and insurance activities. The extent to which we properly and effectively identify and manage these risks is critical to our profitability. The most significant of these risks are:

  market risk;

  liquidity risk;

  credit risk; and

  operational risk.

    Management of these risks is a process which involves different levels of our organization and encompasses a range of policies and strategies. Our risk management policies are generally conservative ones, which seek to limit absolute loss to the extent possible without loss of efficiency. For a discussion of our risk management policies see “Item 4. Information on the Company—The Company—Risk

Management” and “Item 5. Operating and Financial Review and Prospects—Asset and Liability Management.” For a summary of Brazilian regulations on managing market risk in the banking sector, see “Item 4. Information on the Company—Regulation and Supervision.”

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

    Interest Rate Risk

     Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments. We are exposed to the risk of interest rate movements when there is a mismatch between fixed interest rates and market interest rates. For a discussion of our management of interest rate sensitivity, see “Item 5. Operating and Financial Review and Prospects—Interest Rate Sensitivity.”

    Exchange Risk

     Exchange risk arises as a result of our having assets, liabilities and off-balance sheet items that are denominated in or indexed to currencies other than reais, either as a result of trading or in the normal course of banking activities. We control exposure to exchange rate movements by ensuring that mismatches are managed and monitored, and our policy is to avoid material exchange rate mismatches. Virtually all of our transactions (by value) that are denominated in or indexed to foreign currencies are denominated in or indexed to the U.S. dollar. Our assets and liabilities denominated in other currencies, which include the euro and yen, are generally indexed to the U.S. dollar as well, effectively limiting our foreign currency exposure to U.S. dollars through currency swaps. For a discussion of our management of exchange rate sensitivity, see “Item 5. Operating and Financial Review and Prospects—Exchange Rate Sensitivity.”

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

Sensitivity Analysis

    We utilized the following criteria and methodology in making our sensitivity analysis:

  We assumed that the book value of our foreign-currency denominated and indexed assets and liabilities as of December 31, 2003 is equivalent to the market value of those assets and liabilities as of that date.

  We used variations in the interest rate for CDIs with 1-day maturity as the test for interest rate sensitivity. Since the fluctuations in the interest rates on our floating rate instruments generally correspond to movements in the interest rate on CDIs, the value of our floating-rate assets and liabilities is not materially affected by changes in interest rates. We therefore only include our fixed-interest-rate assets and liabilities in testing the impact of hypothetical changes in interest rates on the fair market value of our assets and liabilities. Changes in the interest rate on CDIs are based on changes in the interbank interest rate, which is in turn based on decisions made by the Central Bank in periodic meetings of its monetary policy committee.

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

     The following table shows the maturities of our fixed-rate transactions denominated in or indexed to the real as of December 31, 2003:

	From 0 to 30 days	From 31 to 90 days	From 91 to 180 days	From 181 to 365 days	From 1 to 3 years	More than 3 years	Total

Interest-earning assets	(R$ in millions)
Interest-earning deposits in other banks	—	R$ 104	R$ 198	R$ 219	R$ 348	—	R$ 869
Federal funds sold and securities purchased under agreements to resell	R$ 17,358	—	—	—	—	—	17,358
Brazilian Central Bank compulsory deposits	—	—	1,517	63	—	—	1,580
Trading securities, at fair value	97	—	6,253	1,194	449	—	7,993
Loans, net	7,697	7,331	3,685	3,879	3,314	909	26,815

Total	25,152	7,435	11,653	5,355	4,111	909	54,615

Interest-bearing liabilities
Time deposits	486	218	80	148	19	2	953
Federal funds purchased and securities sold under agreements to repurchase	13,367	8,590	540	44	1,541	2	24,084

Total	13,853	8,808	620	192	1,560	4	25,037

Assets/Liabilities gap	11,299	(1,373)	11,033	5,163	2,551	905	29,578
Cumulative assets/liabilities gap	11,299	9,926	20,959	26,122	28,673	29,578	—

     The following table shows the maturities of our transactions denominated in or indexed to U.S. dollars, as of December 31, 2003:

	From 0 to 30 days	From 31 to 90 days	From 91 to 180 days	From 181 to 365 days	From 1 to 3 years	More than 3 years	Total

	(R$ in millions)
Interest-earning assets
Interest-earning deposits in other banks	R$ 4,002	R$ 1	R$ 65	—	R$ 1	—	R$ 4,069
Federal funds sold and securities purchased under agreements to resell	—	365	106	R$ 4	476	R$ 3,552	4,503
Brazilian central bank compulsory Deposits	6	249	114	15	118	—	502
Trading securities	72	478	183	360	509	127	1,729
Available for sale securities	—	—	—	—	101	2,377	2,478
Securities held to maturity	—	282	2	—	82	181	547
Loans	2,166	3,370	2,923	1,831	1,898	1,049	13,237
Other assets	—	—	—	—	—	657	657

Total assets	6,246	4,745	3,393	2,210	3,185	7,943	27,722

Interest-bearing liabilities
Deposits from financial institutions	—	—	1	—	—	—	1
Time deposits	2,572	612	198	223	173	163	3,941
Federal funds purchased and securities sold under agreements to repurchase	2,821	432	—	—	—	153	3,406
Short-term borrowings	1,378	1,635	3,317	688	777	—	7,795
Long-term debt	555	778	440	1,404	1,399	4,707	9,283
Total	7,326	3,457	3,956	2,315	2,349	5,023	24,426

Assets/liabilities gap	(1,080)	1,288	(563)	(105)	836	2,920	3,296
Cumulative assets/liabilities gap	(1,080)	208	(355)	(460)	376	3,296	—

    Interest Rate Sensitivity

     The rate risks to which we are subject can be divided into two categories:

     (a) real-denominated assets and liabilities on which interest accrues at fixed rates; and

     (b) assets and liabilities denominated in or indexed to foreign currencies on which the interest rate risk can be expressed as what is called the “cupom cambial,” i.e., the “foreign exchange coupon.”

     Because the interest rate on the vast majority of our real-denominated floating-rate assets and liabilities is CDI, which is equal to the discount rate used to calculate the present value of future rate fluctuations, the net result is that such rate fluctuations will not result in any changes to the fair value of such assets and liabilities as at the balance sheet date.

    Real-Denominated Fixed-Rate Transactions

     The potential loss in the value on our real-denominated, fixed-rate financial assets and liabilities, including derivatives, at December 31, 2003, that would have resulted from hypothetical unfavorable fluctuations of up to 1.65% of the annualized CDI interest rate for all fixed-rate interest-bearing assets and liabilities, irrespective of term to maturity or the period of time during which such unfavorable change would persist, did not exceed R$113.4 million. In our opinion an unfavorable fluctuation of more than 1.65% would not be reasonably possible.

     At December 31, 2003, we had an excess of R$25.9 billion in fixed rate real-denominated assets over our fixed rate real-denominated liabilities. Therefore, an increase in the CDI interest rate would have been unfavorable to us. As of December 31, 2003, the market did not foresee a material change in the fixed interest rate over the upcoming 3-, 6-, 9- or 12-month periods. At such date, the market and the Central Bank projected reductions in the interest rates. A reduction in the CDI interest rate, however, would have been favorable to us.

     Accordingly, in order to evaluate the possibility and magnitude of a contraindicated increase in fixed interest rates, we conducted a study of historical interest rate fluctuations on real-denominated, fixed-rate assets and liabilities. In this study, we calculated fluctuations in annual CDI interest rates over rolling 3-, 6-, 9- and 12-month periods during 2003. Our test showed that all of the fluctuations of the annual CDI interest rate during 2003 were lower than 1.65% (99.5% were lower than 1.31%), and therefore, we concluded that an increase of more than 1.65% in the CDI interest rate would not, in an environment of expected declines in interest rates, be reasonably possible. From December 31, 2003 to present, fixed interest rates have been volatile, due to uncertainties in the domestic and international markets, and we therefore have planned our fixed interest rate transactions accordingly.

    Foreign Currency—Denominated and —Indexed Transactions

     A hypothetical unfavorable fluctuation of up to 1.5% in the annualized interest rate on our foreign currency-denominated and -indexed assets and liabilities, including derivatives, would result in potential losses of up to R$88.5 million in the value of our U.S. dollar-denominated and -indexed financial assets and liabilities as of December 31, 2003, irrespective of how long the unfavorable change persisted. In our opinion, an unfavorable fluctuation of more than 1.5% would not be reasonably possible.

     At December 31, 2003, we had an excess of R$1.1 billion in assets denominated in or indexed to foreign currency over the obligations denominated in or indexed to foreign currencies. Therefore, an increase in interest rates would have been unfavorable and a reduction in interest rates would have been favorable to us.

     In view of prevailing market expectations of a decline in the cupom cambial, in order to evaluate the possibility and magnitude of a contraindicated increase in the cupom cambial, we conducted a study of historical fluctuations in the cupom cambial over rolling 3-, 6-, 9- and 12-month periods during 2003. The test showed that approximately 98.6% of the fluctuations in the cupom cambial rate were lower than 1.5% and therefore, we concluded that an increase of more than 1.5% in the cupom cambial would not, in an environment of expected declines in interest rates, be reasonably possible.

     The cupom cambial rate in 2004 has demonstrated volatility over the 3-, 6-, 9- and 12-month periods, similar to that seen in the performance of fixed interest rates.

    Exchange Rate Sensitivity

     A hypothetical unfavorable fluctuation of up to 10% in the real/U.S. dollar exchange rate would result in potential losses of up to R$106.2 million in the fair value of our U.S. dollar-denominated and -indexed financial assets and liabilities as of December 31, 2003. However, we believe that there is an inverse correlation between foreign currency interest rates and real/U.S. dollar exchange rates which would reduce the impact of these hypothetical losses. This calculation includes derivative financial instruments. In our opinion, an hypothetical unfavorable fluctuation of up to 10% in the real/U.S. dollar exchange rate is reasonably possible.

     At December 31, 2003, our assets denominated in foreign currencies exceeded our liabilities denominated in such currencies. Accordingly, an appreciation of the real against foreign currencies would generate net exchange losses and would be adverse to us.

     The fluctuations in the real/U.S. dollar exchange rate used in the December 31, 2003 exchange rate sensitivity analysis were calculated on the basis of a survey of market expectations regarding exchange-rate movements which was conducted by the Central Bank at the end of 2003. The median projection for the real-U.S. dollar exchange rate at December 31, 2003 revealed by the survey was between 3.19 and 3.20 reais per U.S. dollar.

     Consequently, as the market did not predict an appreciation in the value of the real, we utilized a hypothetical valuation of 10% of the value of the real, wich was based on the same devaluation percentage presented by the Central Bank survey.

     Based on this data and our internal studies of exchange-rate fluctuations, we concluded that an appreciation in the value of the real to a level below R$2.60 = US$1.00 would not be reasonably possible. We performed our calculations of exchange rate sensitivity on the basis of this projection, which was equivalent to an appreciation of approximately 10% in the value of the real.

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

     The following shows the value at risk, as measured under the VaR methodology, of our treasury positions in 2003:

1st quarter of 2003
Risk Factors	Average	Minimum	Maximum	At March 31

	(R$ in millions)
Reais (fixed and floating rate)	7	5	8	6
Foreign exchange coupon	18	7	34	10
Foreign Currency	2	0	8	2
Variable Income	0	0	0	0
Total VaR	23	10	39	14

2nd quarter of 2003
Risk Factors				At June 30

Reais (fixed and floating rate)	7	6	9	7
Foreign Exchange Coupon	13	5	21	15
Foreign Currency	3	0	9	0
Variable Income	0	0	0	0
Total VaR	18	10	25	18

3rd quarter of 2003
Risk Factors				At September 30

Reais (fixed and floating rate)	11	5	16	13
Foreign exchange coupon	19	13	25	39
Foreign Currency	2	0	7	0
Variable Income	0	0	0	0
Total VaR	28	18	38	28

4th quarter of 2003
Risk Factors				At December 31

Reais (fixed and floating rate)	7	3	13	5
Foreign exchange coupon	21	17	26	18
Foreign Currency	1	0	3	3
Variable Income	0	0	0	0
Total VaR	27	18	36	21

     The following table below shows the concentration of the VaR and the number of events during the year ended December 31, 2003, calculated on treasury positions up to December 31, 2003:

VaR - Value at Risk

(R$ in millions)	1st quarter	2nd quarter	3 rd quarter	4th quarter	% of events

Up to R$10	0.00%	3.33%	0.00%	0.00%	0.81%
More than R$10 up to R$20	39.35	55.00	29.23	14.52	34.27
More than R$20 up to R$30	45.90	41.67	21.54	51.61	39.92
More than R$30 up to R$40	14.75	0.00	49.23	33.87	25.00
More than R$40	0.00	0.00	0.00	0.00	0.00

	100.00%	100.00%	100.00%	100.00%	100.00%

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.

Item 15. Controls and Procedures.

     We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2003 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

     There has been no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

     Our board of directors has reviewed the qualifications and backgrounds of the members of the audit committee and determined that, although no one member of the audit committee is an “audit committee financial expert” within the meaning of Item 16A, the combined qualifications and experience of the members of the audit committee give the committee collectively the financial expertise necessary to discharge its responsibilities. For more information regarding our audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.”

Item 16B. Code of Ethics.

     We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our code of ethics applies to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our other officers and employees. Our code of ethics is available on our website at http://www.bradesco.com.br/ri/. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services.

Audit and Non-Audit Fees

     We retain one independent accounting firm for purposes of U.S. GAAP and another firm for purposes of accounting practices adopted in Brazil. The following table sets forth the fees billed to us in the aggregate by our independent registered public accounting firm for purposes of U.S. GAAP and our independent auditors for purposes of accounting practices adopted in Brazil, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,

	2002	2003

	(R$ in thousands)
Audit fees	R$ 12,169	R$ 12,618
Audit-related fees	6,891	5,349
Tax fees	306	505
Other fees	3,543	45

Total fees	R$ 22,909	R$ 18,517

     Audit fees in the above table are the aggregate fees billed by the independent registered public accounting firm in connection with the audit of our annual financial statements in accordance with U.S. GAAP and by our independent auditors in connection with the audit of our annual financial statements in accordance with accounting practices adopted in Brazil, as well as statutory and regulatory reports submitted to the Banco Central, CVM, SEC and SUSEP, including the review of our quarterly interim financial statements, and the issuance of comfort letters upon our sale of securities outside of Brazil.

     Audit-related fees in the above table are the aggregate fees billed by the independent auditors for domestic and international control and attestation reports, agreed-upon procedures reports, reviews of internal controls and procedures requested by our management.

     Tax fees in the above table are fees billed by the independent auditors for tax compliance, consultation and planning services.

     Other fees in the above table are fees billed by the independent auditors primarily related to reviews of internal controls.

Audit Committee Pre-Approval Policies and Procedures

     Neither our board of directors nor our audit committee has established pre-approval policies and procedures for the engagement of our independent auditors for services. Our board of directors expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Our audit committee provides recommendations to our board of directors regarding such engagements. For more information regarding our board of directors and audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices.”

Item 16D. Exemptions from the Listing Standards for Audit Committees.

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     Not applicable.

PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See pages F-1 through F-57, incorporated herein by reference.

Item 19. Exhibits.

     Documents filed as exhibits to this annual report:

1.1	Estatuto Social (bylaws) of Banco Bradesco S.A.

2.1	Form of Amended and Restated Deposit Agreement, between Banco Bradesco S.A., Citibank N.A., as Depositary, and holders and beneficial owners of American Depositary Receipts*

3.1

Shareholders Agreement dated June 9, 2003, among Cidade de Deus Companhia Comercial de Participações, Fundação Bradesco, Banco Bilbao Vizcaya Aregentaria S.A. and Banco Bradesco S.A. (as intervening party)

6.1	Calculation of earnings per share data and weighted average number of shares outstanding (per share)

7.1	Calculation of dividends/interest on capital per share data

8.1	List of subsidiaries

10.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002

10.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

___________________
*	Incorporated by reference to our Registration Statement on Form 20-F (file no. 333-13950), originally filed with the SEC on September 28, 2001.

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized

BANCO BRADESCO S.A.

/s/ Márcio Artur Laurelli Cypriano
Márcio Artur Laurelli Cypriano Chief Executive Officer

Date: June 30, 2004

Banco Bradesco S.A.
Consolidated Financial Statements as of
December 31, 2002 and 2003 and for each of the
three years in the period ended December 31,
2003 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Banco Bradesco S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries (the "Company") at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As presented in Notes 2 (o) and 11 to the consolidated financial statements, on January 1, 2002 the Company adopted SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.”

PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil
June 25, 2004.

Banco Bradesco S.A.

Consolidated Balance Sheets
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,

Assets:	2002	2003

Cash and due from banks	2,725	2,473
Interest-earning deposits in other banks	2,379	5,170
Federal funds sold and securities purchased under agreements to resell	12,674	26,175
Brazilian Central Bank compulsory deposits	16,057	16,690
Trading securities, at fair value	22,783	37,073
Available for sale securities, at fair value	4,766	6,194
Held to maturity securities	4,001	3,265
Loans	52,324	54,795
Allowance for loan losses	(3,455)	(3,846)

Net loans	48,869	50,949
Equity investees and other investments	550	295
Premises and equipment, net	2,993	3,106
Intangible assets, net	1,778	1,740
Other assets	10,300	13,200

Total assets	129,875	166,330

Liabilities and shareholders’ equity:
Deposits from customers:
Demand	13,374	12,912
Savings	20,731	22,140
Time	22,202	22,944
Deposits from financial institutions	26	31

Total deposits	56,333	58,027
Federal funds purchased and securities sold under agreements to repurchase	7,633	27,490
Short-term borrowings	9,639	7,795
Long-term debt	13,389	20,093
Other liabilities	31,826	39,260

Total liabilities	118,820	152,665

Commitments and contingencies (Note 23)

Minority interest in consolidated subsidiaries	203	73

Shareholders' equity:
Common shares - no par value (issued and authorized at December 31,
2002 – 72,914,060 and December 31, 2003 – 79,894,006)	2,638	3,525
Preferred shares - no par value (issued and authorized at December 31,
2002 – 70,853,761 and December 31, 2003 – 78,693,936)	2,562	3,475
Treasury shares (at December 31, 2002 – common shares – 979,790 and at
December 31, 2003 - common shares – 57,480)	(86)	(7)
Additional paid-in capital	8	56
Appropriated retained earnings	1,232	1,347
Unrealized gains on available for sale securities, net of taxes	235	681
Unappropriated retained earnings	4,263	4,515

Total shareholders' equity	10,852	13,592

Total liabilities and shareholders' equity	129,875	166,330

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31,

	2001	2002	2003

Interest income:
Interest on loans	11,672	17,025	12,176
Interest on federal funds sold and securities purchased under
agreements to resell	2,263	2,947	3,861
Interest on securities:
Trading	3,833	3,595	5,932
Available for sale	352	487	397
Held to maturity	-	1,954	482
Interest on deposits in other banks	219	296	347
Interest on Brazilian Central Bank compulsory deposits	299	2,058	1,459
Other	14	32	62

Total interest income	18,652	28,394	24,716

Interest expense:
Interest on deposits:
From customers:
Savings deposits	(1,381)	(1,585)	(2,038)
Time deposits	(1,876)	(3,188)	(4,235)
From financial institutions	(24)	(36)	(111)
Interest on federal funds purchased and securities sold
under agreements to repurchase	(1,921)	(2,051)	(2,855)
Interest on short-term borrowings	(1,928)	(3,975)	387
Interest on long-term debt	(2,029)	(4,092)	(865)

Total interest expense	(9,159)	(14,927)	(9,717)

Net interest income	9,493	13,467	14,999

Provision for loan losses	(1,763)	(2,543)	(2,034)

Net interest income after provision for loan losses	7,730	10,924	12,965

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated
(continued)

	Year ended December 31,

	2001	2002	2003

Non-interest income:
Fee and commission income	2,866	2,894	3,463
Trading (losses)/gains	(287)	(2,006)	45
Net realized gains (losses) on available for sale securities	372	(38)	738
Net gains on foreign currency transactions	247	148	198
Equity in earnings of unconsolidated companies, net	109	150	60
Insurance premiums	4,946	5,308	6,149
Pension plan income	713	21	64
Other non-interest income	640	1,486	392

Total non-interest income	9,606	7,963	11,109

Non-interest expense:
Salaries and benefits	(3,329)	(3,992)	(4,677)
Administrative expenses	(2,868)	(3,421)	(3,909)
Amortization of intangible assets	(115)	(230)	(266)
Insurance claims	(3,251)	(3,614)	(4,333)
Changes in provisions for insurance, pension plans, certificated
savings plans and pension investment contracts	(1,847)	(2,261)	(3,777)
Pension plan operating expenses	(459)	(370)	(637)
Insurance and pension plan selling expenses	(690)	(669)	(762)
Depreciation and amortization	(463)	(459)	(744)
Other non-interest expense	(1,476)	(1,583)	(2,313)

Total non-interest expense	(14,498)	(16,599)	(21,418)

Income before income taxes and minority interest	2,838	2,288	2,656
Taxes on income:
Current expense	(687)	(948)	(1,124)
Deferred benefit	137	787	778

Total taxes on income	(550)	(161)	(346)

Change in accounting principle (see Note 11)	-	27	-

Income before minority interest	2,288	2,154	2,310
Minority interest	(18)	(12)	(8)

Net income	2,270	2,142	2,302

Net income applicable to each class of shares(2):
Common shares	1,097	1,031	1,104
Preferred shares	1,173	1,111	1,198

Net income	2,270	2,142	2,302

Earnings per shares (in reais)(1) (2):
Common shares	15.11	14.23	14.35
Preferred shares	16.62	15.65	15.79
Weighted average number of shares outstanding(2):
Common shares	72,667,793	72,446,557	76,960,037
Preferred shares	70,580,416	70,982,956	75,860,162

(1)	None of our outstanding obligations are exchangeable or convertible into equity securities and as a result, diluted earnings per share do not differ from net income per share (see Note 2 (u)).
(2)	On December 17, 2003, the Bank's Board of Directors proposed a 1-for-10,000 reverse stock split, approved by the shareholders on March 10, 2004, forming a total of 158,587,942 registered nominative shares, with no par value. Stock exchange trading of this new number of shares commenced on March 22, 2004. Therefore, all related per-share and weighted average number of shares information have been retroactively adjusted for all periods presented to reflect the 1-for-10,000 reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statements of Cash Flow
Expressed in millions of Brazilian reais

	Year ended December 31,

	2001	2002	2003

Operating activities:
Net income	2,270	2,142	2,302
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Provision for loan losses	1,763	2,543	2,034
Provision for other investments	73	4	21
Provision for insurance, pension plans, certificated savings
plans and pension investment contracts	1,847	2,261	3,777
Depreciation and amortization	463	459	744
Amortization of intangible assets	115	201	266
Equity in earnings of unconsolidated companies, net	(109)	(150)	(60)
Loss on foreclosed assets, net	66	99	128
Net realized (gains) losses on available for sale securities	(372)	38	(738)
(Gains) losses on sale of premises and equipment, net	(23)	232	(32)
(Gains) losses on sale of unconsolidated companies	8	(81)	(261)
Deferred tax benefit	(137)	(787)	(778)
Minority interest	18	12	8
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	690	(1,441)	24
Net increase in interest payable	422	831	1,114
(Increase) decrease in trading assets	(8,167)	(674)	(16,712)
(Increase) decrease in other assets	(887)	802	(1,913)
Net increase in foreign exchange portfolio	56	1,525	(1,390)
Increase in other liabilities	2,279	3,697	3,386

Net cash provided by (used in) operating activities	375	11,713	(8,080)

Investing activities:
Net (increase) decrease in Brazilian Central Bank compulsory deposits	(2,961)	(7,192)	287
Purchases of available for sale securities	(4,333)	(3,941)	(3,968)
Proceeds from sale/maturities of available for sale securities	4,314	5,036	4,647
Purchases of held to maturity securities	-	(594)	(117)
Proceeds from maturities of held to maturity securities	-	1,965	141
Net increase in loans	(7,370)	(4,989)	(229)
Acquisition of subsidiaries, net of cash and cash equivalents received	-	270	(1,220)
Purchases of unconsolidated companies	(75)	(56)	-
Purchases of premises and equipment	(552)	(658)	(786)
Postal Services prepayment	(200)	-	-
Proceeds from sale of premises and equipment	124	355	359
Proceeds from sale of foreclosed assets	103	58	49
Proceeds from sale of unconsolidated companies	44	212	493
Dividends received from unconsolidated companies	17	81	85
Minority interest	(52)	9	(56)

Net cash used in investing activities	(10,941)	(9,444)	(315)

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statements of Cash Flow
Expressed in millions of Brazilian reais
(continued)

	Year ended December 31,

	2001	2002	2003

Financing activities:
Net increase (decrease) in deposits	4,277	9,691	(3,556)
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	1,923	(7,089)	18,781
Net increase (decrease) in short-term borrowings	1,302	627	(2,742)
Borrowings under long-term debt	7,311	10,343	13,282
Repayment of long-term debt arrangements	(4,972)	(11,044)	(7,273)
Capital increase	409	-	508
Purchase of own shares	(53)	(119)	(7)
Interest paid on shareholders' capital and dividends	(837)	(848)	(1,120)

Net cash provided by financing activities	9,360	1,561	17,873

Cash and cash equivalents
At beginning of the year	14,782	13,576	17,406
At end of the year	13,576	17,406	26,884

Net increase (decrease) in cash and cash equivalents	(1,206)	3,830	9,478

Supplemental cash flow disclosure:
Cash paid for interest	9,581	14,096	8,603
Cash paid for taxes on income and social contribution	392	623	862
Loans transferred to foreclosed assets	148	173	237
Dividends and interest on shareholders' capital declared but not paid	508	648	874

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in thousands of shares

	Common	Preferred	Common treasury stock	Preferred treasury stock

Balance on December 31, 2000	71,199,259	68,782,370	(576,504)	(201,504)

Capital increase	2,709,165	2,630,835	-	-
Purchase of own shares	-	-	(272,020)	(217,000)
Treasury shares cancelled	(576,504)	(201,504)	576,504	201,504

Balance on December 31, 2001	73,331,920	71,211,701	(272,020)	(217,000)

Purchase of own shares	-	-	(1,125,630)	(140,940)
Treasury shares cancelled	(417,860)	(357,940)	417,860	357,940

Balance on December 31, 2002	72,914,060	70,853,761	(979,790)	-

Treasury shares cancelled	(979,790)	-	979,790	-
Shares subscribed	3,365,274	3,314,725	-	-
Shares issued to minority stockholders of Banco
Mercantil	1,046,243	1,030,528	-	-
Shares issued to minority stockholders of Banco
Alvorada S.A. (formerly BBV Banco)	3,548,219	3,494,922	-	-
Purchase of own shares	-	-	(57,480)	-

Balance on December 31, 2003(1)	79,894,006	78,693,936	(57,480)	-

(1)	On December 17, 2003, the Bank's Board of Directors proposed a 1-for-10,000 reverse stock split, approved by the shareholders on March 10, 2004, forming a total of 158,587,942 registered nominative shares, with no par value. Stock exchange trading of this new number of shares commenced on March 22, 2004. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the 1-for-10,000 reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in millions of Brazilian reais, except for per share information

	Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Appropriated retained earnings	Available- for-sale securities(1)	Unappropriated retained earnings	Total

Balance on December 31, 2000	2,408	2,338	(76)	19	1,017	118	2,057	7,881

Net income	-	-	-	-	-	-	2,270	2,270
Available for sale securities (2)	-	-	-	-	-	130	-	130

Comprehensive income	-	-	-	-	-	-	-	2,400
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(848)	(848)
Purchase of own shares	-	-	(53)	-	-	-	-	(53)
Capital increase	203	198	-	8	-	-	-	409
Treasury shares cancelled	-	-	76	-	-	-	(76)	-
Transfers	27	26	-	(19)	108	-	(142)	-

Balance on December 31, 2001	2,638	2,562	(53)	8	1,125	248	3,261	9,789

Net income	-	-	-	-	-	-	2,142	2,142
Available for sale securities (2)	-	-	-	-	-	(13)	-	(13)

Comprehensive income	-	-	-	-	-	-	-	2,129
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(947)	(947)
Purchase of own shares	-	-	(119)	-	-	-	-	(119)
Treasury shares cancelled	-	-	86	-	-	-	(86)	-
Transfers	-	-	-	-	107	-	(107)	-

Balance on December 31, 2002	2,638	2,562	(86)	8	1,232	235	4,263	10,852

Net income	-	-	-	-	-	-	2,302	2,302
Available for sale securities (2)	-	-	-	-	-	446	-	446

Comprehensive income	-	-	-	-	-	-	-	2,748
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(1,346)	(1,346)
Purchase of own shares	-	-	(7)	-	-	-	-	(7)
Capital increase	649	640	-	56	-	-	-	1,345
Treasury shares cancelled	-	-	86	-	-	-	(86)	-
Transfers	238	273	-	(8)	115	-	(618)	-

Balance on December 31, 2003	3,525	3,475	(7)	56	1,347	681	4,515	13,592

	Year ended December 31,

	2001	2002	2003

Per share information(3):
Distributed earnings (interest on shareholders' capital):
Common	5.65	6.28	8.39
Preferred	6.21	6.93	9.24

(1)	Consists of unrealized gains or losses of investment securities classified as available for sale, net of deferred income tax and social contribution effects amounted to R$97, R$153 and R$348 at December 31, 2001, 2002 and 2003, respectively.
(2)	Adjusted by other than temporary losses written off, as described in Note 5.
(3)	On December 17, 2003, the Bank's Board of Directors proposed a 1-for-10,000 reverse stock split, approved by the shareholders on March 10, 2004, forming a total of 158,587,942 registered nominative shares, with no par value. Stock exchange trading of this new number of shares commenced on March 22, 2004. Therefore, all related per-share amounts have been retroactively adjusted for all periods presented to reflect the 1-for-10,000 reverse stock split.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

1 Basis of presentation

(a) History

Banco Bradesco S.A. ("we," the "Company" or "Bradesco"), a publicly traded company organized under the laws of the Federative Republic of Brazil, has its headquarters in Osasco, State of São Paulo, Brazil.

We are a multiple service bank under Brazilian banking regulations, operating principally in two segments. The Banking segment includes a wide variety of banking activities, servicing both retail and corporate customers and engaging in investment banking, international banking, consortia administration and asset management operations. The Insurance, Pension Plan and Certificated Savings plans segment relates to auto, health, life, casualty and property insurance, pension and certificated savings plans.

Our retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a variety of financing operations including overdraft facilities, credit cards, installment loans and consortia administration. Corporate services include cash management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedging programs and financing operations including working capital loans, leasing and installment loans. Such services are conducted primarily in Brazilian markets but also include, to a lesser extent, cross-border services.

Bradesco has over the years acquired a number of Brazilian financial institutions in order to expand its business and customer base. The effects of acquisitions made in 2001, 2002 and through 2003, either individually or on a combined basis, were not relevant to Bradesco.

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

Shareholders' equity and net income included in these financial statements differ from those included in the statutory accounting records prepared in accordance with Brazilian GAAP as a result of adjustments made to reflect the requirements of U.S. GAAP. Appropriated reserves under Corporate Law available for distribution, net of treasury shares, were R$4,830 and R$5,145 at December 31, 2002 and 2003, respectively.

In order to improve presentation, prior periods amounts relating to certain private retirement plans were reclassified for comparative purposes to conform to the current period presentation, resulting in decreases in pension plan income and increases in insurance premiums income of R$329 and R$327 for the years ended December 31, 2001

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

and 2002, respectively. Those certain private retirement plans provide a guaranteed death benefit payment. These reclassifications had no effects on non-interest income, net income or shareholders' equity or segment information presented (see Note 25).

The consolidated financial statements include the accounts of Banco Bradesco S.A. (parent company), its foreign branches and all direct or indirect majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The consolidated financial statements include account balances of Special Purpose Financing ("SPF") entities in which we have a controlling financial interest through arrangements that do not involve voting interests. See Notes 2 (bb) and 14 (g).

The following table presents our voting interest on the most significant operational subsidiaries together with its main business activity:

	Voting interest - %

	December 31,

Subsidiaries	2002	2003

Banco BCN S.A. (Banking)	100.00	100.00
Bradesco Seguros S.A. (Insurance)	99.66	99.70
Bradesco Leasing S.A. Arrendamento Mercantil (Leasing) (1)	100.00	-
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (Brokerage)	99.99	99.99
União de Comércio e Participações Ltda. (Holding company)	99.99	99.99
Bradesco Vida e Previdência S.A. (Life Insurance and Pension Plans)	99.65	99.70
Banco de Crédito Real de Minas Gerais S.A.- (“Credireal”) (Banking)	99.99	99.99
Banco Baneb S.A. (Banking)	99.99	99.95
Bradesco Capitalização S.A. (Certificated Savings plans)	99.65	99.33
Banco Bradesco Argentina S.A. (Banking)	99.99	99.99
Banco Boavista Interatlântico S.A. (Banking)	100.00	100.00
Banco Mercantil de São Paulo S.A. (Banking)	99.03	100.00
Bradesco BCN Leasing S.A. Arrendamento Mercantil (Leasing) (2)	99.94	99.97
Banco Finasa S.A. (Banking) (3)	100.00	100.00
Banco Alvorada S.A. (Banking) (4)	-	100.00

(1)	Merged into BCN Leasing Arrendamento Mercantil S.A. in 2003.
(2)	Formerly BCN Leasing Arrendamento Mercantil S.A.
(3)	Name changed from Continental Banco S.A. to Banco Finasa S.A. in 2002.
(4)	Formerly Banco Bilbao Viscaya Argentaria Brasil S.A. – BBV Banco.

(b) Recent Acquisitions

On January 24, 2002, 89.52% of the voting capital and 87.53% of the non-voting capital of Banco do Estado do Amazonas S.A. – (“BEA”) were acquired for R$183. On March 31, 2003, we acquired the remaining minority interest through a payment of R$23.

On March 25, 2002, 90.11% of the voting capital and 74.23% of the non-voting capital of Banco Mercantil de São Paulo S.A. - (“Mercantil”) were acquired, through an initial payment of R$796, and issuance of subordinated debt of R$528. Subsequently, on September 30, 2002, a further 8.92% of voting capital was purchased at the São Paulo Stock Exchange for R$62. On March 14, 2003, we acquired the remaining minority interest through the issuance of shares of R$159, which represented R$205 at their fair value at the date that the terms of the acquisition were agreed.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

On June 7, 2002, the entire share capital of Banco Cidade S.A. - (“Cidade”) was acquired through an initial payment of R$344 and issuance of subordinated debt of R$41.

In 2002, we acquired the share control of Deutsche Bank Investimentos – DTVM S.A. – (“Deutsche”), Scopus Tecnologia S.A. – (“Scopus”), Banco Luxembourg S.A. – (“Luxembourg”) and Ford Leasing S.A. – Arrendamento Mercantil – (“Ford Leasing”), for the total consideration of R$162.

On June 9, 2003, we acquired the share control of Banco Bilbao Viscayza Argentaria Brasil S.A. – (“BBV Banco”), currently denominated Banco Alvorada S.A., through an initial payment of R$1,864 and issuance at fair value of common and preferred shares of R$630 equivalent to 4.4% of our share capital.

We present below the balance sheet for the recent acquisitions:

	2002

	Mercantil	Cidade	BEA	Other (1)	Total

Cash and cash equivalents	928	548	248	93	1,817
Loans	3,717	559	191	-	4,467
Securities	637	106	115	19	877
Intangible assets	906	197	60	33	1,196
Other assets	2,074	232	89	82	2,477
Deposits	(4,225)	(727)	(278)	-	(5,230)
Borrowings	(1,456)	(475)	(11)	-	(1,942)
Other liabilities	(1,195)	(55)	(231)	(65)	(1,546)

Total consideration and fair value of net
assets acquired	1,386	385	183	162	2,116

(1)	Related to the acquisition of Deutsche, Scopus, Luxembourg and Ford Leasing.

	2003

	BBV	Mercantil	BEA	Total

Cash and cash equivalents	644	-	-	644
Loans	3,962	-	-	3,962
Securities	2,304	-	-	2,304
Intangible assets	103	118	7	228
Other assets	3,404	-	-	3,404
Deposits	(3,996)	-	-	(3,996)
Borrowings	(1,414)	-	-	(1,414)
Other liabilities	(2,513)	-	-	(2,513)
Minority interest	-	87	16	103

Total consideration and fair value of net
assets acquired	2,494	205	23	2,722

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The total consideration given for acquisitions in 2002 and 2003 were R$2,116 and R$2,722, respectively, and are comprised as follows:

	2002	2003

Payment in currency	1,547	1,887
Subordinated notes	569	-
Issuance of shares	-	835

Total cost of acquisitions	2,116	2,722

These acquisitions were accounted for under the purchase method of accounting and were thus consolidated as of the date of acquisition.

In conjunction with these acquisitions, intangible assets of R$1,196 in 2002 and R$228 in 2003 were recorded and are related principally to client deposit portfolio, being amortized over the respective estimated useful lives on the straight-line method over a period of 5 to 10 years. For further details please see Notes 2 (o) and 11.

As a result of those acquisitions, we have not assumed any contingent payments, options, or commitments.

2 Significant accounting policies

The preparation of the consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: accounting for allowance for loan losses, estimates of the fair value of certain financial instruments, depreciation and amortization, asset impairments, useful lives of intangible assets, tax valuation allowances, assumptions used for calculation of insurance reserves and pension plans and contingencies.

a) Constant currency remeasurement

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

As from January 1, 1998 we determined that Brazil was no longer a highly inflationary environment since at that date the cumulative rate of inflation over the most recent three-year period had fallen below 100% without any indication of a return to the high rates prevailing prior to June 30, 1994. Accordingly, balances and transactions as from January 1, 1998 are expressed in nominal reais, as required by U.S. GAAP and the guidelines of the U.S. Securities and Exchange Commission – (“SEC”).

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash and due from banks, interest-earning deposits in other banks and federal funds sold and securities purchased under agreements to resell, that have original maturities of 90 days or less.

	December 31,

	2002	2003

Cash and due from banks	2,725	2,452
Interest-earning deposits in other banks	2,379	3,939
Federal funds sold and securities purchased under agreements to resell	12,302	20,493

Total	17,406	26,884

c) Presentation of interest earning assets and interest bearing liabilities

Interest earning assets and interest bearing liabilities are presented in the consolidated balance sheet at the principal amount outstanding plus accrued interest and monetary correction adjustments (includes exchange variation on principal and accrued interest for foreign exchange denominated or indexed contracts). Such presentation is required since accrued interest and monetary correction adjustments are added to the outstanding principal each period for substantially all Brazilian real-based assets and liabilities.

The total interest and monetary variation accrued on the outstanding principal of assets was R$3,897 and R$4,200 at December 31, 2002 and 2003, respectively. Total interest and monetary correction accrued on outstanding principal of liabilities was R$2,059 and R$3,173 at December 31, 2002 and 2003, respectively.

d) Federal funds and securities purchased under agreements to resell and securities pledged under repurchase agreements

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

e) Trading securities, including derivatives

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

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

f) Derivatives other than trading

We adopted SFAS 133, “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137 and 138 from January 1, 2001 on. SFAS 133 requires all derivative instruments to be recognized as assets or liabilities in the balance sheet and measured at fair value, disregarding purpose or intention to hold them. Changes in the fair values of an instrument are recognized in income or equity, depending on its designation and qualification as a fair value, cash flow or foreign currency hedge. In order to qualify as a hedge, the derivative must be: (i) designated as hedge of a specific financial asset or liability at the inception of the contract, (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes in its fair value or in the related cash flows in relation to the fair value of or cash flows related to the item to be hedged both at inception and over the life of the contract. Before the adoption of SFAS 133, all our derivate instruments were classified as trading securities and were maintained at their fair value with their changes in fair value recognized in income. Subsequent to the adoption of SFAS 133, no additional impact on income was recognized since we held all derivative instruments as trading securities with no derivative instruments designated or qualified as hedges.

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. This standard is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this rule did not have a material impact on our financial position or results of operations.

g) Available for sale securities

Debt securities are classified based on management's intention at the date of purchase. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading assets and are stated at fair value. Securities are classified as available for sale when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions, being carried at fair value with net unrealized gains and losses included in shareholders' equity on an after-tax basis.

Marketable equity securities, which are included as available for sale, are carried at fair value with net unrealized gains and losses included in shareholders' equity on an after-tax basis, until realization at which time the net realized gains (losses) are included in non-interest income (expenses).

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

h) Held to maturity securities

The debt securities for which there exists intention and financial capacity for maintenance in portfolio through to maturity are classified as held to maturity securities and recorded at purchase cost, plus interest at the contractual rates.

The transfers of investments from trading and available for sale categories to the held to maturity category are made at fair value on the date of the transfer in accordance with paragraph 15 of SFAS 115:

  in the case of trading securities, prior gains and losses were recorded in the consolidated income statement; and

  in the case of available for sale securities, unrealized gains/losses were maintained within “Unrealized gains/losses on available for sale securities” account within shareholders’ equity at the time of the transfer and are subsequently amortized over the period from the date of the transfer to the maturity of the security.

i) Other than temporary impairment

In determining whether or not impairment of a security is other than temporary, we use a combination of factors aimed at determining whether recovery of the value of a security is likely. These factors include, besides the duration and magnitude of impairment, a number of other unrelated factors, such as the likelihood, based on the historical behavior of the value of particular securities and our experience with them, that a decline in value will be recovered, as well as the likelihood that we will be unable to collect either principal or interest, due to: (i) filing by the issuer of a bankruptcy or debtor workout procedure; (ii) deterioration of the issuer’s credit risk rating; or (iii) financial difficulties of the issuer, whether or not related to the market conditions in the industry in which it operates.

In November of 2003, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue 03-01, “The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments,” as it relates to disclosures for SFAS 115 securities. In addition to the disclosures already required by SFAS 115, EITF Issue 03-01 requires complementary quantitative and qualitative disclosures of marketable equity and debt securities for fiscal years ending after December 15, 2003.

j) Loans and leases

Loans and leases are stated at principal plus accrued interest receivable and monetary correction adjustments. Interest income is recorded on an accrual basis and is added to the principal amount of the loan in each period. The accrual of interest is generally discontinued on all loans that are not considered collectible as to principal or interest and for all loans 60 days or more overdue. Interest collections on such loans are recorded as reductions of the principal balance when collectibility is uncertain, otherwise income is recognized on a cash basis.

We provide equipment financing to our customers through a variety of lease arrangements. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property, less unearned income.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

k) Allowance for loan losses and non-performing loans

The allowance for loan losses is the amount that has been provided for probable losses in the loan portfolio. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off and is reduced by charged-off loans deemed uncollectible. Our evaluation of the adequacy of the allowance is based on regular reviews of individual loans, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral and other factors directly influencing the potential collectibility of loans.

Loans are considered subject to impairment when in our judgement all amounts due, including accrued interest, are no longer considered collectible in accordance with SFAS 114, "Accounting for Impairment of a Loan by a Creditor," as amended by SFAS 118. We consider loans 60 days or more overdue to be nonperforming and subject to review for impairment. We then measure impaired loans based on (i) the discounted cash flow value of the loan at the loan's stated rate; (ii) the observable market rate of the loan; or (iii) the realizable value of the underlying collateral for collateral-dependent loans. A valuation allowance is established through the allowance for loan losses for the difference between the carrying value of the impaired loan and its value determined as described above. Loans are charged-off against the allowance when the loan is not collected or is considered permanently impaired. The allowance is adjusted in future periods for changes in the determined value.

l) Equity investees and other investments

Equity investees and other investments, where we own between 20% and 50% of voting capital, are accounted for using the equity method of accounting. Under this method our share of results of the investee, as reported under U.S. GAAP, is recognized in the statement of income as "Equity in earnings (losses) of unconsolidated companies," and dividends are credited when declared to the "Equity investees and other investments" balance sheet account (Note 9).

Interests in companies of less than 20% with no readily determinable market value are recorded at cost (unless we have the ability to exercise significant influence over the operations of the investee, in which case we use the equity method) and dividends are recognized in income when received.

m) Premises and equipment, net

Premises and equipment are recorded at cost (plus price-level restatements through December 31, 1997). Depreciation is computed on the straight-line method at the following annual rates: premises - 4%; data processing equipment - 20% to 50%; and other assets - 10% to 20%.

Development and acquisition costs of software, included within premises and equipment, net relate to costs of internal use software capitalized, in accordance with Statement of Position 98-1 “Accounting for the computer software developed or obtained for internal use.”

We recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows, pursuant to SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Fixed assets, mainly comprising certain bank branches, which were sold and subsequently leased by us for the purposes of continuing our operations, were recorded pursuant to SFAS 13 and SFAS 98, “Accounting for leasing ” and SFAS 28 “Accounting for sales subject to rental contracts.”

For transactions classified as operating leases, relating to property sold for cash, only the portion corresponding to: (i) the positive difference between revenue determined at the time of the sale and the present value of the future lease to be paid is recognized immediately in income for the period, whereas (ii) the remaining portion is deferred over the corresponding rental contract terms, and (iii) exclusively in cases of loss, the amounts are recognized immediately. In cases where the sale is financed, income will be determined only as from the final maturity of the corresponding financing (see Note 10) and subsequently recorded in accordance with the criteria described above.

Gain or loss on the cash sales not subject to lease contracts was recognized immediately in income for the year as “Other non-interest income.”

n) Foreclosed assets

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

o) Goodwill and other intangible assets

On January 1, 2002, we adopted SFAS 141, “Business Combinations,” which requires accounting for business combinations determining whether an acquired intangible asset should be recognized separately from goodwill, as well as additional disclosures relating to the primary reason for a business combination and the allocation of the purchase price by major balance sheet captions.

Also, on January 1, 2002, we adopted SFAS 142, “Goodwill and Other Intangible Assets.” Under the new standard, goodwill, including that acquired before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of fair value. The fair value of each reporting unit was estimated using the market value.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

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

Until December 31, 2001, the assets and liabilities of companies acquired in purchase transactions were recorded at fair value at the date of acquisition. Identifiable intangibles were amortized on a straight-line basis over the period of benefit not in excess of ten years. The recoverability was evaluated if events or circumstances indicated a possible impairment. Such evaluation was based on market value evaluation.

In 2002, we adopted SFAS 147, “Acquisitions of Certain Financial Institutions.” The new pronouncement requires that business combinations involving depositary financial institutions within its scope, except for combinations between mutual institutions, be accounted for under SFAS 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS 147, such excess is accounted for as goodwill. The impact of adopting SFAS 147 did not materially affect the consolidated financial statements.

p) Litigation

According to SFAS 5 “Accounting for Contingencies” and Interpretation No. 14 “Reasonable Estimation of the Amount of a Loss,” we recognize accruals in determining loss contingencies when the conditions known before the issuance of the financial statements show that: (i) it is probable that losses had been incurred at the date of the financial statements; and (ii) the amount of such losses can be reasonably estimated. We accrue our best estimate of probable losses.

We constantly monitor litigation in progress to evaluate, among other things: (i) its nature and complexity; (ii) the evolution of the proceedings; (iii) the views of our legal advisors; and (iv) our experience with similar proceedings. We also consider in determining whether a loss is probable and in estimating its amount:

a) The probability of loss from claims or events that have occurred on or before the date of the financial statements, but which come to our attention only after the date of the financial statements, but before the financial statements are issued;

b) The need to disclose claims or events occurring after the date of the financial statements but before they are issued.

q) Income taxes

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

believe that the carrying value of any deferred tax asset is “more likely than not” unrealizable, then we establish a valuation allowance equal to that amount.

r) Asset management and commission fees

We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are recognized when the service is performed (investment and commercial banking) or over the life of the contract (investment management and credit card).

s) Foreign currency translation

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

t) Employee benefits

We are required to make employer contributions to INSS, a Brazilian Government Agency that manages pension, retirement and other plans, which are expensed as incurred. Such contributions totaled R$455 in 2001, R$522 in 2002 and R$573 in 2003 respectively.

In addition, we make contributions to defined-benefit plans for our employees. We account for these plans in accordance with SFAS 87 "Employers Accounting for Pensions".

Effective for financial statements of annual periods ending after December 15, 2003, the revised SFAS 132 retains the disclosure requirements in the original statement and requires additional disclosures about pension plan assets, benefit obligations expected, cash flows for future contributions and benefit payments and other relevant information. The revised SFAS 132 provides that disclosures of information about estimated future benefit payments shall be effective for fiscal years ending after June 15, 2004. See Note 26 to the Consolidated Financial Statements for these disclosures.

u) Earnings per share

As a result of the 1-for-10,000 reverse stock split, as from March 22, 2004 our shares are traded individually on the stock exchanges.

Earnings per share are presented based on the two classes of shares issued. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred stockholders are entitled to dividends per share 10% higher than common shareholders (see Note 17). Earnings per share are computed based on the distributed dividends or interest on shareholders’ capital and undistributed earnings of Bradesco after giving effect to the 10% preference, as though all earnings will be distributed. Weighted average shares are computed based on the periods for which the shares are outstanding. In addition, all related share information has been retroactively adjusted for all periods presented to reflect the reverse stock split approved by our shareholders on March 10, 2004.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

v) Insurance and pension plans policyholders

Our insurance contracts are considered short-duration insurance contracts. Premiums from short-duration insurance contracts for life are recognized when due and for property and casualty are recognized over the related contract period.

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

Certain products offered by us, such as pension investment contracts and funds where the investment risk is for the account of policyholders, are considered investment contracts in accordance with the requirements of SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and For Realized Gains and Losses from Sale of Investments.” During the accumulation phase of the pension investment contracts, when the investment risk is for the account of policyholders, the contracts are treated as an investment contract. During the annuity phase the contract is treated as an insurance contract with mortality risk. Funds related to pension investment contracts and funds where the investment risk is for the account of policyholders are equal to the account value. Account values are not actuarially determined. Rather, account values are increased by the deposits received and interest credited (based on contract provisions) and are reduced by withdrawals and administrative expenses charged to the policyholders.

w) Liability for unpaid claims and claim adjustment expenses

The liability for unpaid claims and claim adjustment expenses represents the amounts needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the statement of financial position date. The estimated liability includes the amount of money that will be required for future payments of (a) claims that have been reported to the insurer, (b) claims related to insured events that have occurred but that have not been reported to the insurer as of the date the liability is estimated, and (c) claim adjustment expenses. Claim adjustment expenses include costs incurred in the claim settlement process such as legal fees; outside adjuster fees; and costs to record, process, and adjust claims.

During the regular course of our insurance activities, we reinsure a portion of the risk underwritten with IRB Brasil Resseguros S.A. a government controlled entity which has the monopoly in Brazil. The reinsurance agreement permit a recovery of a portion of losses from the reinsurer, although it does not discharge our primary liability as direct insurer of the risks reinsured. Reinsurance receivables as of December 31, 2002 and 2003 amounted to R$39 and R$35, respectively, and are included in "other assets".

x) Deferred acquisition costs

The costs that vary with and are related to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Such costs include mainly commissions, cost of policy insurance and variable field office expenses and are amortized over the expected life of the contracts in proportion to the premium income. Deferred acquisition costs are subject to recoverability testing at the end of each accounting period and, if not recoverable, are charged to expense.

y) Compensated absences

The liability for future compensation for employee vacations is accrued and expensed as earned by the employees.

z) Interest on shareholders' capital

As from January 1, 1996, Brazilian corporations are permitted to attribute a tax-deductible interest charge on shareholders' equity. For U.S. GAAP purposes, the notional interest charge is treated as though it was a dividend and is accordingly shown as a direct reduction of retained earnings in these financial statements. The related tax benefit is recorded in the income statement.

aa) Credit card fees

Credit card fees, periodically charged to cardholders, are deferred and recognized on a straight-line basis over the period that the fee entitles the cardholder to use the card.

bb) Special Purpose Financing entities

As from 2003, the Company utilizes certain financial arrangements to meet its funding and liquidity management through SPFs entities. These SPFs are generally funded with long term debt (See Note 14 (g)) and are paid down through the future cash flow of the underlying assets. The underlying assets are essentially current and future flows of (i) payment orders from individuals and corporations outside Brazil to individuals and corporations in Brazil on which we act as the paying bank and (ii) credit card bill receivables from purchases in Brazil from foreign cardholders.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", revised in December 2003 ("FIN 46R"). FIN 46R creates a distinction between SPFs and non SPFs (including any entity whose activities are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements) for purposes of the implementation date and is required to be fully implemented no later than the end of the first reporting period that ends after March 15, 2004.

At December 31, 2003, we consolidated these SPFs based on relevant accounting literature prior to FIN 46R (EITF 90-15 - Impact of Non-substantive Lessors, Residual Value Guarantees and Other Provisions in Leasing Transactions and Topic No. D-14 - Transactions involving Special-Purpose Entities, both nullified by FIN 46R as from 2004) considering situations where we (i) control more than 50% of ownership through voting interest (SFAS 94 "Consolidation of All Majority - Owned Subsidiaries") or (ii) are the primary beneficiary of the entity (subject to the majority of the risk of loss or entitled to receive a majority of the residual returns).

We do not expect that FIN 46R would have any effect as it relates to the existing SPFs.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

cc) Recent accounting developments

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operations of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and, subsequently allocated to expense over the asset’s useful life. We adopted SFAS 143 on January 1, 2003. The adoption of this statement did not materially affect our financial position or results of operations.

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This standard is effective for exit or disposal activities initiated after December 31, 2002 and generally requires costs associated with exit or disposal activities (including costs related to involuntary terminations and contract termination costs) to be recognized when they are incurred, rather than at the date of a commitment to an exit or disposal plan. Specifically, costs associated with involuntary terminations are to be accrued on the date the employees are notified, assuming the period of time between the notification date and termination date is the lesser of 60 days or the legally required notification period. Otherwise, these costs are to be recognized evenly over the period from notification to termination. Contract termination costs are to be recognized when the contract is legally terminated or when the economic benefits of the contract are no longer being realized. The adoption of this rule did not have a material impact on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others.” The Interpretation No. 45, which clarifies previously issued accounting guidance and disclosure requirements for guarantees, expands the disclosures to be made by a guarantor in its financial statements about obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee.

The disclosure requirements of the Interpretation No. 45 were effective for us as of December 31, 2002 and required disclosure of the nature of the guarantee, the maximum potential amount of future payments that we could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. The recognition requirements of the Interpretation No. 45 were applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of the recognition and measurement provisions did not have a material impact on our financial position or results of operations. Significant guarantees that have been provided by us are disclosed in Note 22 (d).

In July 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its statement of financial position. It requires than an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer. This standard is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003, and did not have a material impact on our financial position or results of operations.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

dd) Future accounting pronouncements

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. We will adopt SOP 03-3 at the beginning of fiscal year 2005, and are currently assessing the potential impact on our financial position and result of operations.

On June 1, 2004, the EITF concluded on Issue 03-01, which establishes a new recognition and measurement guidance that should be applied to other than temporary impairment evaluations in reporting fiscal years beginning after June 15, 2004. In addition, Issue 03-01 requires complementary quantitative and qualitative disclosure of cost method investments for fiscal years ending after June 15, 2004. We do not expect a material impact with the adoption of the recognition and measurement provisions on our financial position or results of operations.

3 Brazilian Central Bank compulsory deposits

a) In common with other Brazilian financial institutions, we are required to maintain deposit funds with the Central Bank or to purchase and hold Brazilian federal government securities, in the form of compulsory deposits. Mandatory deposits made are as follows:

	December 31,

	2002	2003

Non-interest earning (1)	3,956	4,577
Interest-earning (2)	8,564	9,003
Interest-earning (3)	3,537	3,110

Total	16,057	16,690

(1)	Related to demand deposits.
(2)	Mainly related to saving deposits.
(3)	Time deposits deposited with the Central Bank in the form of Brazilian government securities.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) The Brazilian government securities deposited with the Central Bank to comply with our compulsory requirements, accounted for under SFAS 115, were as follows:

			Available for sale		Held to Maturity
	Trading securities		securities		securities

	2002	2003	2002	2003	2002	2003

Amortized cost	2,606	2,853	-	91	928	157
Gross unrealized gains	26	16	-	1	-	-
Gross unrealized losses	23	8	-	-	118	-

Fair value	2,609	2,861	-	92	810	157

Average balance	1,886	2,412

The amortized cost and the fair value of the securities, by maturity, were as follows:

	December 31,

	2002		2003

	Amortized	Fair	Amortized	Fair
	cost	Value	cost	Value

Due in one year or less	134	134	2,133	2,138
Due after one year through five years	1,257	1,140	591	598
Due after five years through ten years	1,868	1,845	-	-
Due after ten years	276	300	377	374

Total	3,535	3,419	3,101	3,110

4 Trading securities

	Fair value

	December 31,		Average balance

	2002	2003	2002	2003

Brazilian government securities	6,920	11,389	4,443	7,111
Mutual funds	15,415	22,929	14,548	16,635
Bank debt securities	15	1,055	8	1,184
Corporate debt securities	67	985	36	1,103
Brazilian sovereign bonds	13	220	7	248
Foreign government securities	71	212	39	239

Total	22,501	36,790	19,081	26,520

Derivative financial instruments	282	283	456	557

Total trading account assets	22,783	37,073	19,537	27,077

Net unrealized gains included in trading assets at December 31, 2002 and 2003 were R$208 and R$334, respectively.

The net change in the unrealized gain (loss) on trading securities held in the years to December 31, 2001, 2002 and 2003, included in non-interest income, were R$(24), R$(358) and R$126, respectively.

Trading securities presented above include securities pledged as collateral that amounted to R$1,464 and R$1,403 at December 31, 2002 and 2003, respectively.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Derivative positions presented in the table above represent the fair values of interest rate, foreign exchange, equity and commodity-related products including financial forward settlement and option contracts and swap agreements associated with Bradesco's financial derivative instruments trading activities.

In 2002, we reclassified securities at fair value of R$4,375 from trading securities to held to maturity securities. The reclassified amount represents the new cost in this category.

5 Available for sale securities, at fair value

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	Value

December 31, 2002
Brazilian government securities	1,236	2	16	1,222
Brazilian sovereign bonds	143	-	-	143
Corporate debt securities	858	-	9	849
Bank debt securities	138	-	13	125
Marketable equity securities	2,003	497	73	2,427

Total	4,378	499	111	4,766

December 31, 2003
Brazilian government securities	1,683	22	11	1,694
Brazilian sovereign bonds	1,140	124	-	1,264
Corporate debt securities	1,048	40	2	1,086
Bank debt securities	48	4	-	52
Marketable equity securities	1,246	852	-	2,098

Total	5,165	1,042	13	6,194

In 2001, 2002 and 2003, we recorded R$229, R$472 and R$29 as other than temporary losses, respectively.

No other than temporary losses have been identified for the remaining gross unrealized losses as of December 31, 2003.

At December 31, 2002 and 2003, there were no securities of a single issuer, or group of related companies, the fair value of which exceeded 10% of shareholders' equity.

Realized gains and losses on securities are primarily calculated based on the average cost method. The components of gains and losses realized on available for sale securities were as follows:

	Year ended December 31,

	2001	2002	2003

Gross gains	792	601	871
Gross losses	(420)	(639)	(133)

Net gains (losses)	372	(38)	738

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The amortized cost and fair value of available for sale securities, by maturity, were as follows:

	December 31,

	2002		2003

	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	204	204	637	635
Due after one year through five years	1,021	997	708	721
Due after five years through ten years	758	744	2,273	2,328
Due after ten years	392	394	301	412
No stated maturity (marketable equity securities)	2,003	2,427	1,246	2,098

Total	4,378	4,766	5,165	6,194

Available for sale securities presented above include securities pledged as collateral that amounted to R$4 at December 31, 2003.

In 2002, an amount of R$60 in securities available for sale was reclassified to held to maturity securities. The reclassified amount represents the new cost in this category. Unrealized gains and losses at the date of the transfer are being amortized up to the maturity of the reclassified securities.

6 Held to maturity securities

The amortized cost and fair value of held to maturity securities were as follows:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	Value

December 31, 2002
Brazilian government securities	2,929	123	78	2,974
Brazilian sovereign bonds	1,072	-	325	747

Total	4,001	123	403	3,721

December 31, 2003
Brazilian government securities	3,085	506	-	3,591
Brazilian sovereign bonds	180	39	-	219

Total	3,265	545	-	3,810

The amortized cost and market value of held to maturity securities, by maturity, were as follows:

	December 31,

	2002		2003

	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	26	25	299	300
Due after one year through five years	445	394	958	1,045
Due after five years through ten years	1,152	872	165	205
Due after ten years	2,378	2,430	1,843	2,260

Total	4,001	3,721	3,265	3,810

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The held to maturity securities presented above include securities used as collateral which totaled R$372 and R$346 at December 31, 2002 and 2003, with a market value of R$328 and R$356, respectively, and average maturity due in one year or less.

In addition, held to maturity securities recorded as “Federal funds sold and securities purchased under agreements to resell” in a amount of R$112 and R$1,786 at December 31, 2002 and 2003, with a market value of R$104 and R$2,012, respectively, comprise mainly Brazilian sovereign bonds (maturities from 5 to 10 years) and Brazilian government securities (average maturity due in one year or less).

The following table sets out our securities by denomination:

	December 31,

	2002		2003

	Amortized		Amortized
	cost	Allocation	cost	Allocation

Brazilian currency (reais)	2,458	61%	2,718	83%
Indexed to and denominated in foreign currency	1,543	39	547	17

	4,001	100%	3,265	100%

The return on our securities indexed to and denominated in foreign currency, substantially in U.S. dollars, was impacted by the 18.2% appreciation (2002 – 52.3% devaluation) of the Brazilian Real against the U.S. dollar in 2003.

7 Loans

	December 31,

	2002	2003

Commercial:
Industrial and others	20,157	21,156
Import financing	1,291	673
Export financing	7,863	8,375
Leasing	1,506	1,364
Construction	427	415
Individuals:
Overdraft	1,033	1,134
Real estate	1,200	1,097
Financing (1)	8,269	10,231
Credit card	1,164	1,373
Rural credit	3,922	4,404
Foreign currency loans	3,151	2,429
Non-performing loans	2,341	2,144

Total loans	52,324	54,795

(1)	Consisting primarily of automobile financing and direct consumer financing.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Non-performing loans are classified as follows:

	December 31,

	2002		2003

	Non- performing loans	Allowance for non- performing loans	Non- performing loans	Allowance for non- performing loans

Commercial	936	658	806	613
Construction	45	37	32	25
Leasing	67	45	57	47
Individuals	1,251	940	1,207	914
Rural credit	31	26	38	32
Foreign currency	11	8	4	3

Total	2,341	1,714	2,144	1,634

The impact on interest income from non-performing loans was not significant for any of the periods presented. We do not have any material commitments to advance additional funds to these borrowers.

	Year ended December 31,

	2002	2003

Average balance of non-performing loans	2,282	2,172

No interest income was recognized during the period in which the above loans were deemed to be impaired.

8 Allowance for loan losses

	Year ended December 31,

	2001	2002	2003

At beginning of year	2,345	2,941	3,455
Provision for loan losses	1,763	2,543	2,034
Loan charge-offs	(1,414)	(2,320)	(2,058)
Loan recoveries	247	291	415

Net charge-offs	(1,167)	(2,029)	(1,643)

At end of year	2,941	3,455	3,846

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

9 Equity investees and other investments

	Ownership - %		Year ended December 31,

	December 31, 2003		2001	2002		2003

Company	Total	Voting	Equity in earnings (losses)	Investment	Equity in earnings (losses)	Shareholders’ Equity(1)	Net income (losses)(1)	Investment	Equity in earnings (losses)

Áurea Seguros S.A.	27.42%	27.42%	-	-	-	9	-	2	-
American Bank Note Company Gráfica e Serviços Ltda.	22.50	22.50	-	16	-	112	40	25	9
BES Investimentos do Brasil S.A.	20.00	20.00	1	15	-	87	25	18	5
BES Securities do Brasil S.A.(2)	-	-	-	-	3	-	-	-	-
BUS Serviços de Telecomunicações S.A.(“BUS”)(3)	-	-	13	-	10	-	-	-	-
Cia. Bras. De Meios de Pagamento – VISANET	39.71	39.71	37	53	51	96	45	38	18
CPM Holding Ltd.(4)	49.00	49.00	7	34	(29)	112	43	55	21
Gibraltar Corretora de Seguros Ltda.	48.99	48.99	(5)	-	(2)	-	(6)	-	(3)
Latas de Alumínio S.A. – LATASA(5)	-	-	56	232	119	-	-	-	16
São Paulo Alpargatas S.A.(6)	-	-	3	59	6	-	-	-	-
Serasa S.A.	26.31	24.91	-	-	-	167	110	44	29
Sete Quedas Empreendimentos Imobiliários
e Participações Ltda.	35.71	35.71	-	23	-	62	-	22	-
U.G.B. Participações Ltda.	40.00%	40.00%	(3)	-	(8)	-	(88)	-	(35)

Total investments accounted for using the
equity method of accounting			109	432	150			204	60

Other investments recorded at cost			-	118	-			91	-

Total			109	550	150			295	60

(1)
Amount derived from the financial statements in accordance with Brazilian GAAP adjusted to U.S. GAAP, when applicable. There are no material restrictions upon the ability of such companies to remit funds to Bradesco. Additionally, there are no significant differences between our investment and our proportionate share of the investee’s equity;

(2)	In 2002, BES Securities do Brasil S.A. was merged by BES Investimentos do Brasil S.A.
(3)	Company formed in connection with the outsourcing of the telecommunications structure (Note 25) and wound up in October 2002 (Note 27).
(4)	CPM Holding Ltd. was formed to receive Bradesco's interest in CPM - Comunicação Processamento e Mecanismos de Automação Ltda. (See Note 27).
(5)	The investment in Latas de Alumínio S.A. – LATASA was sold in 2003.
(6)	The investment in São Paulo Alpargatas S.A. was sold in 2003.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Dividends, including interest on shareholders’ capital, received from the investments below were as follows:

	Year ended December 31,

Company	2001	2002	2003

Companhia Brasileira de Meios de Pagamento - Visanet	15	65	36
Latas de Alumínio S.A. - Latasa	2	16	38
Serasa S.A	-	-	6
American Bank Notes Company Gráfica e Serviços Ltda	-	-	3
BES – Investimentos do Brasil S.A	-	-	2

Total	17	81	85

The above investments are not regularly traded on any stock exchange.

10 Premises and equipment, net

	December 31,

	2002	2003

Land	714	523
Buildings	1,486	1,249
Furniture and equipment	1,541	1,695
Leasehold improvements	278	354
Data processing equipment	1,331	1,409
Vehicles	14	26
Others	54	12
Leased equipment	890	1,176
Development and acquisition costs of software	325	418
Less: accumulated depreciation and amortization	(3,640)	(3,756)

Total	2,993	3,106

Depreciation expense was R$463, R$459 and R$744 for the years ended December 31, 2001, 2002 and 2003, respectively. The increase in 2003 is mainly due to new leases of data processing equipment amortized over no more than three years.

We have entered into leasing agreements, principally related to data processing equipment, which are accounted for as capital leases. Under this accounting method both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy of owned assets.

In 2002 and 2003, certain bank branches were sold through public auctions as part of a disposal program. These comprised cash transactions or installment sales financed by the Bank.

At the same time, the mentioned branches were leased to us for the purpose of continuing our business operations and classified substantially as “operating leases.” Only the financed sales were maintained as fixed assets, considering the possibility of repossession in the event of default by the purchaser.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Future liabilities for the payment of leases related to financings for the following five years are as follows:

For the year ending December 31,	Lease expense

2004	16
2005	16
2006	16
2007	16
2008	16

Total	80

11 Intangible Assets

The net carrying amount of finite-lived intangible assets related to existing client deposit and relationship portfolios and subject to amortization was R$1,778 and R$1,740 at December 31, 2002 and 2003, respectively.

The changes in the net carrying amount of finite-lived intangible assets for the year ended December 31, 2002 and December 31, 2003 are as follows:

	Segments

	Banking	Insurance, pension plans and certificated savings plans	Total

Balance as of January 1, 2002	784	28	812
Acquired during the year	1,196	-	1,196
Amortized during the year	(226)	(4)	(230)

Balance as of December 31, 2002	1,754	24	1,778

Acquired during the year	228	-	228
Amortized during the year	(262)	(4)	(266)

Balance as of December 31, 2003	1,720	20	1,740

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The finite-lived intangible assets subject to amortization acquired during the year are as follows (see Note 1(b)):

	Segments

	Banking

	2002	2003

BBV Banco	-	103
Mercantil(1)	906	118
BEA(1)	60	7
Cidade	197	-
Others(2)	33	-

Total	1,196	228

(1)	Acquisition of minority interest in 2003
(2)	Represented by Deutsche, Scopus, Luxembourg and Ford Leasing.

The following table presents the gross carrying value and accumulated amortization for finite-lived intangible assets subject to amortization as follows:

	December 31, 2002		December 31, 2003

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Value	Amortization	Value	Amortization

Client deposit portfolio	2,247	469	2,475	735

The aggregate amortization expense was R$115, R$230 and R$266 for 2001, 2002 and 2003, respectively.

Estimated amortization expense for the next five years is as follows:

For the year ended December 31,	Amortization Expense

2004	268
2005	268
2006	268
2007	240
2008	183

Total	1,227

In addition, during 2002 the residual negative goodwill balance of R$29 was amortized (R$27, net of tax effect). The aggregate amortization of negative goodwill, net of tax effect, written-off in 2001 was R$7. Therefore, the income before minority interest would have been R$2,281 for the year ended December 31, 2001. These adjustments do not generate significant impact in the earnings per share information for the same periods.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

12 Other assets

	December 31,

	2002	2003

Deferred tax assets, net (Note 16)	3,576	4,480
Taxes due for offset	2,050	1,959
Foreclosed assets, net	257	194
Insurance premiums receivable	908	1,124
Restricted escrow deposits for taxation and labor matters	1,110	1,483
Prepaid expenses	290	396
Postal Service prepayment	164	136
Deferred policy acquisition costs	201	234
National property system	386	400
Securitization of credit card bill receivables (Note 14 (g))	-	634
Pension plan prepaid assets	28	32
Other	1,330	2,128

Total	10,300	13,200

13 Short-term borrowings

	December 31,

	2002	2003

Import and export financings	7,741	6,034
Commercial paper	1,884	1,761
Other	14	-

Total	9,639	7,795

Import and export financings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency.

At December 31, 2003 interest rates applicable to short-term borrowings were between 1.21% and 5.69% per annum for import and export financings, and 2.10% and 7.63% per annum for commercial paper. Average borrowing rates in 2002 and 2003 were 5.34% and 4.02% per annum, respectively.

14 Long-term debt

	December 31,

	2002	2003

Local onlendings	7,000	7,556
Euronotes	2,077	3,290
Subordinated notes	3,322	4,995
Mortgage notes	369	1,017
Obligations under capital leases	443	449
Foreign currency loans	127	180
Debt issued under securitization of payment orders and credit card
bill receivables (Note 14 (g))	-	2,599
Debentures	51	7

Total	13,389	20,093

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(a) Local onlendings

Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities that invest primarily in premises and equipment. Such amounts are due in monthly installments through 2025 and bear fixed interest between 7.50% and 16.35% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (Federal Government long-term interest rate determined on a quarterly basis, or "TJLP") and Taxa Referencial de Juros (reference interest rate, or “TR”) respectively. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Equipament Finance Authority) in the form of credit lines.

(b) Euronotes

		Range of	Carrying amounts at December 31,
Maturity/date	Currency	coupons - %	2002	2003

2003	US$	3.02 - 12.75	1,353	-
2004	US$	1.00 - 12.29	578	2,664
2004	Yen	2.16	-	83
2005	US$	3.09 - 10.55	146	283
2006	US$	4.38 - 11.53	-	260

Total			2,077	3,290

(c) Debentures

	Original term		Interest and	Carrying amounts at December 31,
Maturity	years	Currency	Premiums%	2002	2003

2003	1.4 – 2.3	R$	CDI + 0.9	44	-
2004	2.4 – 2.5	R$	CDI + 0.9	7	7

Total				51	7

(d) Subordinated notes

	Original term			Carrying amounts at December 31,
Maturity	years	Currency	Interest%	2002(1)	2003(1)

2008	7	R$	CDI + 0.75	630	627
2011	10	US$	10.25	524	418
2012	10	R$	100%CDI - 102.5% CDI	1,688	2,089
2012	10	Yen	4.05	480	393
2013	10	US$	8.75	-	1,468

Total				3,322	4,995

(1)	Includes subordinated notes related to the acquisitions of Mercantil and Cidade. See Note 1(b)

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(e) Mortgage notes

Mortgage notes are generally issued with maturities between one and three years and bear interest rates of TR plus interest between 9.00% and 21.00% p.a.

(f) Foreign currency loans

			December 31,
Maturity	Currency	Rate - %	2002	2003

2003	US$	1.25 - 8.75	100	-
2004	US$	1.00 - 8.75	-	164
2005	US$	5.24	27	16

Total			127	180

(g) Debt issued under securitization of payment orders and credit card bill receivables

As from 2003, we securitize current and future flows of (i) payment orders from individuals and corporations outside Brazil to individuals and corporations in Brazil on which we act as the paying bank and (ii) credit card bill receivables from purchases in Brazil by foreign cardholders.

The long term debt issued by the SPFs is expected to be repaid through the future flows of funds provided by both payment orders and credit card bills. We are obligated to redeem the debit if certain specified events of defaults or of early termination occur.

Proceeds from sale of current and future flows of payment orders and credit cards bills received by the SPFs are required to be maintained in a specified bank account until a certain minimum level is achieved. The amount subject to restricted withdrawal in the amount of R$ 21 is considered as "Restricted Cash" and presented as “Cash and due from banks” in our consolidated balance sheet as of December 31, 2003.

The following table summarizes the main characteristics of debts issued by the SPFs:

Asset securitized	Maturity/date	Currency	Rate - %	December 31, 2003

Payment orders	2010	US$	0.68 + libor	578 (1)
Payment orders	2010	US$	6.75	585
Credit card bills	2011	US$	5.69	1,436 (2)

Total				2,599

(1)	If the SPF fails to make a timely payment of accrued interest and /or principal, the investors have the benefit of a financial guaranty insurance policy provided by an unrelated insurance company.
(2)	The percentage of 44.618488 will be repaid through the future flows of credit card bills provided by the secondary beneficiary designated bank (Banco do Brasil). Therefore, since the SPF was consolidated in our financial statements, we have recorded R$634 as securitization of credit card bill receivables in “Other assets” as of December 31, 2003.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(h) Long-term debt maturity

	December 31,

	2002	2003

Due within one year	4,381	6,211
From 1 to 2 years	2,209	2,662
From 2 to 3 years	1,343	1,584
From 3 to 4 years	785	853
From 4 to 5 years	493	942
Over 5 years	4,178	7,841

Total	13,389	20,093

15 Other liabilities

(a) Breakdown of other liabilities

	December 31,

	2002	2003

Taxes on income	691	953
Unpaid claims and claim adjustment reserves	936	1,251
Insurance claims and pension plans reserves	7,492	8,618
Litigation (Note 23(b))	3,413	3,940
Certificated savings plans	1,595	1,854
Pension investment contracts	9,131	14,709
Accrued employee pension benefit (Note 26)	112	103
Interest on shareholders’ capital payable	648	874
Labor related liabilities	527	601
Taxes other than on income	259	227
Foreign exchange portfolio, net	1,781	391
Collection of third-party taxes, social contributions and
other	297	195
Derivative liability	480	118
Amortization of gain on the BUS transaction	254	158
Others	4,210	5,268

Total	31,826	39,260

(b) Changes in unpaid claims and claim adjustment reserves

	December 31,

	2001	2002	2003

Balance at the beginning of the year	615	747	936
( - ) Reinsurance recoverables(1)	(38)	(28)	(39)

Net balance at January 1	577	719	897

Incurred related to:
current year	3,182	3,547	4,209
prior years	69	67	124

Total incurred	3,251	3,614	4,333

Paid related to:
current year	2,963	3,255	3,721
prior years	146	211	298

Total paid	3,109	3,466	4,019

Business combinations	-	30	5

Net balance at December 31	719	897	1,216

( + ) Reinsurance recoverables(1)	28	39	35

Balance at the end of the year	747	936	1,251

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(1)	Reinsurance recoverables are recorded as “Other” in “Other assets”.

16 Income tax and social contribution

We and each of our subsidiaries file separate company tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax (rate of 15% plus an additional of 10%) and social contribution, which is an additional federal tax. The tax rates on income applicable in each period were as follows:

	Year ended December 31,

	2001	2002	2003

Federal income tax	25	25	25
Social contribution	9	9	9

Composite rate	34	34	34

The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	Year ended December 31,

	2001	2002	2003

Income before income tax and social contribution	2,838	2,288	2,656
Adjusted for: equity in earnings of unconsolidated companies	(109)	(150)	(60)

Adjusted tax basis	2,729	2,138	2,596

Tax expense at statutory rates	(928)	(727)	(883)
Non (deductible expenses)/taxable income	(29)	(33)	11
Tax benefit on interest attributed to shareholders’ capital paid	273	322	458
Tax expense on interest attributed to shareholders’ capital received	(8)	(3)	-
Non-taxable/(deductible) exchange gains (losses) on foreign assets	78	205	(165)
Reversal of prior year allowance for non-realization of deferred tax assets	-	-	216
Effect of changes in tax laws and deferred tax rates	-	70(1)	-
Others	64	5	17

Income tax expense	(550)	(161)	(346)

(1) Enactment of 9.0% social contribution rate, previously 8.0%.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	December 31,

	2002	2003

Provisions not currently deductible, mainly allowance for loan losses	3,588	4,329
Tax loss carryforwards	579	694
Other temporary differences	458	361

Total gross deferred tax assets	4,625	5,384

Allowance for non-realization(1)	(279)	(118)

Total deferred tax assets	4,346	5,266

Effect of differences between indexes used for price-level restatement purposes for
tax and U.S. GAAP purposes, mainly relating to premises and equipment	87	64
Temporary non-taxable gains, mainly relating to leasing	460	623
Other temporary differences	223	99

Total deferred tax liabilities	770	786

Net deferred tax asset, included in other assets (Note 12)	3,576	4,480

(1) Allowance for non-realization of deferred tax assets are comprised by (i) tax losses (2002 - R$144 and 2003 - R$68), (ii) non-deductible temporary provisions (2002 - R$51 and 2003 - R$37) and (iii) amortization of goodwill (2002 - R$84 and 2003 - R$13).

Net deferred income tax assets include Brazilian tax loss carryforwards, which have no expiration dates, available for offset against future taxable income. Carryforward losses are available for offset within any year up to 30% of annual income before tax, determined in accordance with Brazilian GAAP.

17 Shareholders' equity

(a) Capital and shareholders' rights

(i) Capital

On December 17, 2003, the Bank’s Board of Directors proposed a 1-for-10,000 reverse stock split, approved by the shareholders on March 10, 2004.

Therefore, at December 31, 2003, Bradesco's outstanding capital consists of 79,836,526 voting common shares and 78,693,936 non-voting preferred shares with no par value. Preferred shares carry no voting rights but have priority over common shareholders in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a minimum dividend per-share 10% greater than that distributed per-share to common shareholders. All shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves. None of our outstanding obligations are exchangeable or convertible into equity securities and as a result, diluted earnings per share do not differ from net income per share.

(ii) Treasury shares

Treasury shares are recorded at cost, which approximates market prices at the date of purchase. Treasury shares cancelled are recorded as a reduction of unappropriated retained earnings. Treasury shares are held for subsequent sale or cancellation.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

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

18 Fee and commission income

	Year ended December 31,

	2001	2002	2003

Asset management fees	540	466	609
Collection fees	544	556	601
Credit card fees	288	327	349
Fees charged on checking accounts services	802	828	1,025
Fees for receipt of taxes	144	158	175
Interbank fees	225	254	250
Loans	36	68	159
Other	287	237	295

Total	2,866	2,894	3,463

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

19 Administrative expenses

	Year ended December 31,

	2001	2002	2003

Communication	375	506	519
Transport	230	285	359
Third-party services	589	732	825
Financial system services	308	475	517
Advertising and publicity	197	242	273
Rents	159	196	273
Maintenance and repairs	186	212	235
Data processing	207	215	267
Office supplies	136	146	172
Water, electricity and gas	74	89	114
Travel	50	57	67
Other	357	266	288

Total	2,868	3,421	3,909

20 Other non-interest income and expenses

	Year ended December 31,

	2001	2002	2003

Other non-interest income:
Rental income	26	35	29
Monetary variation and exchange gain, net	261	1,008	-
Recovery of expenses	137	118	122
Other	216	325	241

Total non-interest income	640	1,486	392

	Year ended December 31,

	2001	2002	2003

Other non-interest expense:
Loss (gain) on sale of foreclosed assets, unconsolidated
investments and premises and equipment, net	184	183	(39)
Taxes on services, income and other taxes	739	795	989
monetary variation and exchange loss, net	-	-	182
Litigation(1)	98	113	153
Asset management expenses	82	32	30
Branch network losses	217	113	135
Other(2)	156	347	863

Total non-interest expenses	1,476	1,583	2,313

(1)	Includes only those items not recognized specifically in personnel or tax expenses.
(2)	None of the items included in “other” is significant on an individual basis.

21 Fair value of financial instruments

SFAS 107 "Disclosures About Fair Value of Financial Instruments," requires disclosure of the estimated fair values of financial instruments. The fair value of a financial instrument is the amount at which instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. Quoted market prices, if available, are utilized as estimates of the fair values of financial instruments. Because no quoted market prices exist for certain of our financial instruments the fair values have been derived based on management's assumptions, the amount,

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

timing of future cash flows and estimated discount rates. The estimation methods for individual classifications of financial instruments are described more fully below. Different assumptions could significantly affect these estimates. Accordingly, net realizable values could be different from the estimates presented below.

In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the Company.

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheet for cash, due from banks and short-term investments approximate their fair values. Short-term investments include: interest-earning deposits in other banks; compulsory reserves with the Central Bank and federal funds sold and securities purchased under resale agreements, all of which generally have original maturities of less than 90 days.

Trading assets, including derivatives and available for sale securities

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The following table presents the carrying amounts and estimated fair values for loans, excluding leases:

	December 31,

	2002		2003

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Commercial:
Industrial and others	20,157	20,045	21,156	21,162
Import financing	1,291	1,291	673	673
Export financing	7,863	7,770	8,375	8,446
Construction	427	427	415	415
Individuals:
Overdraft	1,033	1,033	1,134	1,134
Real estate	1,200	1,200	1,097	1,097
Financing (1)	8,269	8,261	10,231	10,616
Credit card	1,164	1,164	1,373	1,373
Rural credit	3,922	3,924	4,404	4,406
Foreign currency loans	3,151	3,145	2,429	2,432
Non-performing loans	2,341	627	2,144	510

Total loans excluding leases	50,818	48,887	53,431	52,264

(1)	Consists primarily of automobile financing and direct consumer financing.

Deposits

The fair value of fixed-rate deposits with stated maturities was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

The following table presents the carrying amounts and estimated fair values for deposits:

	December 31,

	2002		2003

	Book	Fair	Book	Fair
	value	value	value	value

Deposits from customers:
Demand deposits	13,374	13,374	12,912	12,912
Savings accounts	20,731	20,731	22,140	22,140
Time deposits	22,202	22,192	22,944	22,962
Deposits from financial institutions	26	26	31	31

Total deposits	56,333	56,323	58,027	58,045

Short-term borrowings

The carrying values of federal funds purchased and securities sold under repurchase agreements, commercial paper, import and export financing and other short-term borrowings, approximate the fair values of these instruments.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Long-term debt

Fair values for long-term debt were estimated using a discounted cash flow calculation that applies interest rates offered in the market for similar maturities and terms.

The following table presents the carrying amounts and estimated fair values for long-term debt:

	December 31,

	2002		2003

	Book	Fair	Book	Fair
	value	value	value	value

Local onlendings	7,000	6,969	7,556	7,734
Euronotes	2,077	2,063	3,290	3,312
Subordinated notes	3,322	2,990	4,995	5,287
Mortgage notes	369	369	1,017	1,031
Obligations under capital lease	443	443	449	449
Foreign currency loans	127	129	180	180
Debt issued under securitization of payment
orders and credit card bill receivables	-	-	2,599	2,612
Debentures	51	51	7	7

Total	13,389	13,014	20,093	20,612

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

22 Off-balance sheet financial instruments

(a) Risks and Risk Management

The main risks related to financial instruments, which result from the Company’s and its subsidiaries’ business are: credit risk; market risk and; liquidity risk. Management of these risks is a process that involves different levels of the Company and covers several policies and strategies. Risk management policies are, in general, conservative, seeking to limit absolute losses to a minimum.

Credit Risk

Credit risk is the risk arising from the possibility of loss resulting from the non-receipt from counterparties or creditors of the amounts they have contracted with us to pay. Credit risk management requires a high level of discipline and control in terms of the analyses and operations conducted, and the preservation of the integrity and independence of processes.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(b) Derivatives

We enter into financial derivative instruments contracts with various counterparties to manage our overall exposures as well as to assist customers in managing their exposures. Such derivatives are summarized as follows:

	Notional amounts

	December 31,

	2002	2003

Interest rates futures contracts:
Purchases	946	1,959
Sales	2,492	5,362
Foreign currency futures contracts:
Purchases	4,961	10,348
Sales	1,197	12,274
Option contracts on interest rates:
Sales	21	-
Foreign currency option contracts:
Purchases	-	4
Sales	-	148
Forward contracts on interest rates:
Purchases	305	5
Sales	95	-
Foreign currency forward contracts:
Purchases	123	24
Sales	157	994
Swap contracts:
Interest rate swaps	6,859	5,652
Currency swaps	2,714	4,509

Interest rate, currency and cross-currency interest rate swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies. The total credit exposure associated with interest rate and currency swaps was R$258 and R$254 at December 31, 2002 and 2003, respectively.

Interest rate and currency futures and interest rate forwards are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made. The credit risk associated with futures contracts is minimized due to daily cash settlements. Futures contracts are also subject to the risk of movements in interest rates or the value of the underlying instruments. The total credit exposure associated with interest rate forwards was R$24 and R$28 at December 31, 2002 and 2003, respectively.

The carrying value, representing also the fair value, of all the derivatives described above and included in trading account assets is summarized in Note 4.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(c) Off-balance sheet credit instruments

As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts

	December 31,

	2002	2003

Commitments to extend credit, including credit cards	15,899	18,307
Financial guarantees	4,943	6,948
Other letters of credit	91	174

Unfunded commitments to extend credit including credit cards are contracts for a specified time period and by variable rates to lend to a customer who has complied with predetermined contractual conditions. The guarantees are conditional commitments issued by us to assure the performance of a customer to a third party in borrowing arrangements.

The maximum potential credit risk on undrawn commitments, standby and commercial letters of credit is equal to the contractual amounts shown above if the counterparty does not perform under the contract. Generally, these contracts expire without being drawn upon; therefore, the contractual amounts are not indicative of the actual credit exposure or future cash flow requirements for such commitments. The fair value of the obligation undertaken in issuing the guarantee at inception is typically equal to the net present value of the future amount of premium receivable under the contract. To mitigate credit risk, we may require the counterparty to pledge collateral in the form of cash, securities or other assets to support the extension of credit similar to the collateral required for our lending operations.

(d) Financial guarantees

The following is a summary of the carrying values for the financial guarantees and other letters of credit, mentioned above, in accordance with FIN 45:

	December 31,

	2002		2003

	Maximum payout/	Carrying	Maximum payout/	Carrying
	Notional	value	Notional	value

Financial guarantees	4,943	13	6,948	29
Other letters of credit	91	3	174	3

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Standby letters of credit are subject to management's credit evaluation of the customer.

Letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. We issue commercial letters of credit to facilitate foreign trade transactions. These instruments are short-term commitments to pay a third-party beneficiary under certain contractual conditions for the shipments of goods. The contracts are subject to the same credit evaluations as other extensions of credit.

23 Commitments and contingencies

(a) Assets under management

We manage a number of assets and customer portfolios that are available to institutional investors and the general public. These assets are not included in our consolidated balance sheet. Fees are generally charged monthly, representing approximately 0.6% per annum of the market value of the assets under management. The total assets under management, at December 31, 2002 and 2003 were R$45,100 and R$72,494 in investment fund portfolios respectively and R$9,159 and R$9,033 in customer portfolios, respectively.

(b) Litigation

In the normal course of business, we are involved in various legal proceedings arising out of our businesses.

We are subject to challenges from tax authorities regarding amounts of tax due. These challenges may alter the timing or amount of taxable income or deductions, or the allocation of income among tax jurisdictions. The probable losses recognized in our consolidated financial statements are related to litigation matters related to (i) inflation adjustments and (ii) legality of certain taxes and contributions.

The remainder of the litigation matters, considered as possible under our judgement based on information available, is related to tax assessments in the amount of R$124, which we believe are inconsistent with existing law and, therefore, are not recognized in our consolidated financial statements. Resolution of these issues is not expected to have a significant impact on our financial position or results of operations.

Like many other Brazilian banks, we are defendants in various labor suits by employees, which suits are related to compensation and indemnification for employees who have been laid off as a result of our recent acquisitions of financial institutions and their integration into our structure. Management continually monitors and evaluates the impact of current events and circumstances on the estimates and assumptions used in the recognition of probable losses.

We also face a number of civil matters, which primarily consist of claims for pecuniary damages, such as (i) to collect on unpaid financial instruments, (ii) in relation to return checks and (iii) in reporting adverse claims arising from credit information to credit reporting agencies; none of which claims are individually significant.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The other labor suits and civil matters, to which we are a party, are subject to many uncertainties and the outcome of any individual matter is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the consolidated operating results for a particular reporting period, we believe that it should not materially affect our consolidated financial position.

The changes in the provision during the periods were as follows:

	Year ended December 31,

Tax litigation	2001	2002	2003

At beginning of year	1,909	2,203	2,511
Business combinations	-	154	51
Monetary correction	178	165	238
Provisions	172	230	137
Recoveries	(49)	(63)	(102)
Payments	(7)	(178)	(44)

At end of the year	2,203	2,511	2,791

	Year ended December 31,

Labor litigation	2001	2002	2003

At beginning of year	478	434	608
Business combinations	-	63	195
Provisions	212	382	278
Recoveries	(29)	(60)	(20)
Payments	(227)	(211)	(245)

At end of the year	434	608	816

	Year ended December 31,

Civil litigation	2001	2002	2003

At beginning of year	173	221	294
Business combinations	-	22	32
Provisions	58	75	61
Recoveries	(8)	(7)	(12)
Payments	(2)	(17)	(42)

At end of the year	221	294	333

Total provision	2,858	3,413	3,940

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

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

The following sets forth our capital ratios (in percentages) based on the Brazilian GAAP financial statements.

	December 31,

	2001	2002	2003

In accordance with the Basle Accord applicable to Brazil
Tier I Capital	12.53%	12.20%	12.73%
Tier II Capital	1.26	3.59	4.49

Total Capital	13.79	15.79	17.22

Minimum required by Brazilian Central Bank	11.00%	11.00%	11.00%

Currently, the Central Bank does not limit the amount of dividends that may be paid subject to the capital requirements set forth above. As of each reporting date, we were in compliance with all capital requirements imposed by the Central Bank.

25 Segment information

We operate primarily in the banking, insurance, pension plan and certificated savings plans business. Banking operations include retail and corporate banking, leasing, international banking, private banking and investment banking activities. We carry out our banking operations through our own operations located in Brazil, foreign branches and majority-owned subsidiaries as well as equity investments in other companies. Additionally, we engage in insurance, pension plan and certificated savings plans activities through our majority-owned subsidiary, Bradesco Seguros S.A. and its affiliates.

The following segment information was compiled based on reports used by management to evaluate the segment performance and make decisions as to the allocation of resources for investment and other purposes. Our senior management uses a variety of information for such purposes including financial and non-financial information measured on different bases. In accordance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information,” the information included below has been compiled from that prepared on the basis which is most consistent with that used in measuring the amounts included in the financial statements in accordance with Brazilian GAAP.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

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

	Year ended December 31, 2001

	Banking	Insurance, pension plan and certificated savings plans	Other operations, adjustments, reclassifications and eliminations	U.S. GAAP Consolidated

Interest income	16,660	1,976	16	18,652
Interest expense	(9,310)	-	151	(9,159)

Net interest income	7,350	1,976	167	9,493

Provision for loan losses	(1,763)	-	-	(1,763)
Insurance premiums	-	4,616	330	4,946
Pension plan income	-	3,409	(2,696)	713
Certificated saving plans	-	933	(933)	-
Equity in earnings (losses) of unconsolidated
companies	126	97	(114)	109
Other income	3,233	732	(127)	3,838
Salaries and benefits	(3,102)	(309)	82	(3,329)
Administrative expenses	(2,490)	(388)	10	(2,868)
Insurance claims	-	(3,995)	744	(3,251)
Changes in provisions related to insurance,
pension plan, certificated savings plans
and pension investment contracts	-	(3,492)	1,645	(1,847)
Pension plan operating expenses	-	(1,369)	910	(459)
Insurance and pension plan selling expenses	-	(694)	4	(690)
Other expense	(1,475)	(422)	(157)	(2,054)

Income before income taxes and minority
interest	1,879	1,094	(135)	2,838

Identifiable assets	94,104	18,172	(3,981)	108,295

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31, 2002

	Banking	Insurance, pension plan and certificated savings plans	Other operations, adjustments, reclassifications and eliminations	U.S. GAAP Consolidated

Interest income	25,349	3,021	24	28,394
Interest expense	(14,979)	-	52	(14,927)

Net interest income	10,370	3,021	76	13,467

Provision for loan losses	(2,543)	-	-	(2,543)
Insurance premiums	-	6,761	(1,453)	5,308
Pension plan income	-	2,352	(2,331)	21
Certificated saving plans	-	1,020	(1,020)	-
Equity in earnings (losses) of unconsolidated
companies	126	43	(19)	150
Other income	2,511	499	(526)	2,484
Salaries and benefits	(3,666)	(335)	9	(3,992)
Administrative expenses	(3,000)	(464)	43	(3,421)
Insurance claims	-	(4,335)	721	(3,614)
Changes in provisions related to insurance,
pension plan, certificated savings plans
and pension investment contracts	-	(5,026)	2,765	(2,261)
Pension plan operating expenses	-	(1,689)	1,319	(370)
Insurance and pension plan selling expenses	-	(669)	-	(669)
Other expense	(2,408)	(157)	293	(2,272)

Income before income taxes and minority
interest	1,390	1,021	(123)	2,288

Identifiable assets	109,227	23,635	(2,987)	129,875

	Year ended December 31, 2003

	Banking	Insurance, pension plan and certificated savings plans	Other operations, adjustments, reclassifications and eliminations	U.S. GAAP Consolidated

Interest income	19,773	4,959	(16)	24,716
Interest expense	(10,015)	-	298	(9,717)

Net interest income	9,758	4,959	282	14,999

Provision for loan losses	(2,034)	-	-	(2,034)
Insurance premiums	-	9,169	(3,020)	6,149
Pension plan income	-	2,166	(2,102)	64
Certificated saving plans	-	1,156	(1,156)	-
Equity in earnings (losses) of unconsolidated
companies	65	27	(32)	60
Other income	4,797	714	(675)	4,836
Salaries and benefits	(4,202)	(462)	(13)	(4,677)
Administrative expenses	(3,656)	(487)	234	(3,909)
Insurance claims	-	(5,278)	945	(4,333)
Changes in provisions related to insurance,
pension plan, certificated savings plans
and pension investment contracts	-	(6,931)	3,154	(3,777)
Pension plan operating expenses	-	(2,791)	2,154	(637)
Insurance and pension plan selling expenses	-	(762)	-	(762)
Other expense	(3,103)	(433)	213	(3,323)

Income before income taxes and minority
interest	1,625	1,047	(16)	2,656

Identifiable assets	137,628	32,456	(3,754)	166,330

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Adjustments to U.S. GAAP relate principally to:

  Interest expense: capital lease accounting;

  Equity in earnings (losses) of unconsolidated companies : Elimination of equity accounting for investments in which we hold less than 20% of the voting capital and in 2000 elimination of profit on the sale of the telecommunications infrastructure;

  Other incomes: Adjustments for gain/loss on sale of available for sale securities;

  Amortization of gains and expenses, respectively, on the BUS and Postal Service transactions;

  Salaries and benefits: Defined benefits pension plan accounting;

  Revenue recognition on sales of branches subject to rental contracts; and

  Other expenses: Fair value, goodwill and negative goodwill adjustment related to acquisitions.

Our operations are primarily carried out in Brazil. Additionally, on December 31, 2003 we had one branch in New York, four branches in Grand Cayman and two in Nassau, Bahamas, mainly to complement our banking and advisory services relating to import and export activities with Brazilian customers.

26 Pension plans

We sponsor defined-benefit pension plans, which supplement benefits the Brazilian government social security system provides to employees of Bradesco and its Brazilian subsidiaries. The pension plans were established solely for the benefit of eligible employees and directors and their assets are held independently of Bradesco. Our plan for the year ended December 31, 2000 includes the Boavista defined benefit pension plan as a result of the acquisition of Boavista on October 18, 2000. During 2001, participants of the defined benefit plan for Bradesco employees joined a new defined contribution plan (PGBL), resulting in a curtailment, but not settlement, of the former plan. Our contributions to the PGBL plan in 2003 totaled R$294 (2002 - R$138).

Our policy is to fund the pension plans through contributions based on payroll, adjusted periodically pursuant to recommendations of the Fund’s independent actuary. At December 31, 2003 our contribution represents 3.6% (2002 – 3.5%) of payroll and employees and directors contribute amounts of at least 4% (2002 – 4.0%) of their salaries.

The pension plan’s assets are mainly invested in government and private securities, marketable equity securities and properties.

Employees and directors who withdraw from the pension plans for any reason receive the minimum benefit based on past contributions in a single lump sum installment.

The curtailment of the defined benefit plan described above resulted in recognition of a R$146 gain in 2001 and as the plan was not subject to settlement, the remaining provision of R$121 will be amortized over a thirteen-year period.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

We use an October 31 measurement date for the BANEB’s plan.

Based upon the report of the pension plan’s independent actuary, changes in the benefit obligation and plan assets and the amounts recognized in the consolidated financial statements are as follows:

		BANEB Plan			Bradesco and Boavista plans

		Year ended			Year ended

		2001	2002	2003	2001	2002	2003

(i)	Projected benefit obligation:
	At beginning of year	173	206	229	287	9	9
	Service cost	1	3	2	29	2	-
	Benefits paid	(22)	(18)	(19)	(37)	(2)	-
	Interest cost	16	22	25	19	-	-
	Actuarial loss (gain)	38	16	44	55	-	-
	Curtailment of Bradesco plan	-	-	-	(344)	-	-
	Termination of Boavista plan	-	-	-	-	-	(9)

	At end of year	206	229	281	9	9	-

(ii)	Plan assets at market value:
	At beginning of year	219	220	260	10	8	9
	Contributions received:
	Employer	2	2	1	-	-	-
	Employees	1	2	1	-	-	-
	Return on plan assets	20	54	72	-	1	-
	Benefits paid	(22)	(18)	(19)	(2)	-	-
	Termination of Boavista plan	-	-	-	-	-	(9)

	At end of year	220	260	315	8	9	-

(iii)	Funded status:
	Excess of plan assets over projected benefit
	obligation acquired	(14)	(31)	(34)	-	-	-
	Excess of projected benefit obligation over plan assets	-	-	-	1	-	-
	Unrecognized net gain/loss	(28)	(13)	(14)	121	112	103

	Accrued pension (benefit) expense	(42)	(44)	(48)	122	112	103

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Net pension cost includes the following components:

	BANEB Plan			Bradesco and Boavista plans

	Year ended			Year ended

	2001	2002	2003	2001	2002	2003

Service cost	1	2	1	43	2	-
Interest cost	16	22	25	19	-	-
Expected return on assets	(20)	(24)	(28)	-	(1)	-
Curtailment	-	-	-	(146)	-	-
Amortizations:
Net loss	-	-	-	(7)	-	-
Unrecognized net transition
obligation	-	-	-	13	-	-
Unrecognized net loss (pension
plan assets)	-	-	-	-	(9)	(9)
Employee contributions	-	-	-	(15)	-	-

Net periodic pension cost (benefit)	(3)	-	(2)	(93)	(8)	(9)

Assumptions used to determine our benefit obligation and net periodic benefit cost at and for the years ended October 31 were (1):

	BANEB Plan

	2002	2003

Assumed discount rate	11.3%	11.3%
Expected long-term rate of return on assets	11.3	11.3
Rate of increase in compensation levels	8.2%	8.2%

(1)	Including a 5.0% p.a. inflation rate.

The rationale behind used long-term return on plan assets rate is the following:

1) Based on the asset managers mid to long-term expectations;
2) Private and Brazilian Government bonds, which is a very significant segment of the invested portfolio of Baneb, with interest above inflation + interest rate of 6% p.a. and maturities from short to long-term;
3) Based on asset mix that is made of more than 86% and 90% in government bonds and the remaining assets in stocks at October
31, 2002 and 2003, respectively.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Our pension plan weighted-average asset allocations at October 31, 2002, and 2003, by asset category are as follows:

	BANEB Plan Assets at October 31,

	2002	2003

Asset Category
Equity securities	7.5%	0.6%
Debt securities	85.6	93.3
Real estate	5.7	4.7
Other	1.2	1.4

Total	100.0%	100.0%

We expect to contribute R$1 to Baneb pension plan in 2004.

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

We regularly contribute to Fundação Bradesco to help fund its educational and social welfare projects throughout Brazil. Such contributions totaled R$7, R$67 and R$63 in 2001, 2002 and 2003, respectively.

We have made no loans to our officers or directors, since this practice is prohibited for all Brazilian banks by the Central Bank.

Additionally, we have contracted data processing services and accepted demand deposits from CPM Holding Ltd. and its predecessor, CPM - Comunicação, Processamento e Mecanismos de Automação Ltda., as follows:

	December 31,

	2001	2002	2003

Data processing services:
Debt and equity securities	-	21	21
Income from debt and equity securities	-	4	4
Year expense	172	210	258
Year end outstanding payable	6	11	-
Deposits	27	5	4

We have also entered into a contract for telecommunication services and accepted deposits from BUS Holding S.A. in 2001, as follows:

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,

	2002	2003

Telecommunication services:
Year expense	34	68
Year end outstanding payable	6	-
Saving deposit received	353	-
Interest expense on saving deposit	29	-

In October 2002, BUS Holding was wound up, when its common shares were transferred to a subsidiary of Portugal Telecom.

28 Subsequent events

On November 6, 2003, we signed an agreement with the controlling shareholders of Banco Zogbi S.A. through our subsidiary Banco Finasa S.A. to acquire all of its capital and all of the capital of Promovel Empreendimentos e Serviços Ltda, Promosec Cia. Securitizadora, Zogbi Leasing S.A. Arrendamento Mercantil and Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda, collectively known as the “Zogbi Institutions,” for R$650. The Zogbi Institutions have been engaged in financing activities, including in the areas of consumer, personal, credit card and vehicle credits. The Zogbi Institutions had, as of September 30, 2003, total assets of R$833, credit operations valued at R$520 and a net worth of R$335. The Central Bank approved the transaction on February 4, 2004.

* * *

Index of Exhibits.

     Documents filed as exhibits to this annual report:

1.1	Estatuto Social (bylaws) of Banco Bradesco S.A.

2.1	Form of Amended and Restated Deposit Agreement, between Banco Bradesco S.A., Citibank N.A., as Depositary, and holders and beneficial owners of American Depositary Receipts*

3.1

Shareholders Agreement dated June 9, 2003, among Cidade de Deus Companhia Comercial de Participações, Fundação Bradesco, Banco Bilbao Vizcaya Aregentaria S.A. and Banco Bradesco S.A. (as intervening party)

6.1	Calculation of earnings per share data and weighted average number of shares outstanding (per share)

7.1	Calculation of dividends/interest on capital per share data

8.1	List of subsidiaries

10.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002

10.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes - Oxley Act of 2002

12.1	Certification of chief executive officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of chief financial officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

___________________
*	Incorporated by reference to our Registration Statement on Form 20-F (file no. 333-13950), originally filed with the SEC on September 28, 2001.