Form 20-F
period 2004-12-31
BANK BRADESCO
filed 2005-06-30
CIK 1160330

As filed with the Securities and Exchange Commission June 30, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

Commission File Number: 1-15250

Banco Bradesco S.A.
(exact name of registrant as specified in its charter)

Bank Bradesco
(translation of registrant’s name into English)

Federative Republic of Brazil
(jurisdiction of incorporation or organization)

Cidade de Deus, Vila Yara, 06029-900, Osasco, SP, Brazil
 (address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered
American Depositary Shares, each representing 1 Preferred Share, without par value (“ADSs”)	New York Stock Exchange

Preferred Shares, without par value (“Preferred Shares”)	New York Stock Exchange (for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2004 was:

238,351,329	Common Shares
236,081,796	Preferred Shares

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

Item 17            Item 18

PRESENTATION OF INFORMATION

     In this annual report, the terms “Bradesco,” the “Company,” the “Entity,” the “Bank,” “we” or “us” refer to Banco Bradesco S.A., a sociedade anônima organized under the laws of Brazil and, unless the context otherwise requires, its consolidated subsidiaries. We are a full service financial institution providing, directly or through our subsidiaries, a full range of banking, financial, insurance and private pension plan services to all segments of the Brazilian domestic market. Our operations are based primarily in Brazil.

     Item 18 of this annual report includes our audited consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004, including the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States, known as “U.S. GAAP.”

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

	Noon Buying Rate for U.S. dollars	Closing Selling Rate for U.S. dollars
Date

	(R$ per US$1.00)
December 31, 2002	R$ 3.5400	3.5333
December 31, 2003	2.8950	2.8892
December 31, 2004	2.6550	2.6544
June 20, 2005	2.3825	2.3855

     As a result of recent fluctuations in the real/U.S. dollar exchange rate, the closing selling exchange rate at December 31, 2004 may not be indicative of current or future exchange rates. Therefore, you should not read these exchange rate conversions as representations that any such amounts have been or could be converted into U.S. dollars at those or any other exchange rates.

     For your convenience, certain amounts have been converted from reais to U.S. dollars. These conversions have been calculated using the U.S. dollar selling rate at closing published by the Central Bank. See “Item 3. Key Information—Exchange Rate Information” for more information regarding the exchange rates applicable to the Brazilian currency since January 1, 2000.

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

     We have presented below selected financial information prepared in accordance with U.S. GAAP as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. The selected U.S. GAAP financial information is derived from and should be read in conjunction with our audited consolidated financial statements prepared in accordance with U.S. GAAP provided in Item 18. The report of the independent auditors is included in this annual report.

     This information is qualified in its entirety by reference to the U.S. GAAP financial statements and the notes thereto provided in Item 18.

	Year ended December 31,

	2000	2001	2002	2003	2004

		(R$ in millions)				(US$ in millions)(1)
Net interest income	R$6,846	R$9,493	R$13,467	R$14,999	R$14,804	US$6,159
Provision for loan losses	(1,244)	(1,763)	(2,543)	(2,034)	(1,429)	(594)

Net interest income after provision
for loan losses	5,602	7,730	10,924	12,965	13,375	5,565
Fee and commission income	2,593	2,866	2,894	3,463	4,310	1,793
Insurance premiums(2)	3,954	4,946	5,308	6,149	6,764	2,814
Pension plan income(2)	339	713	21	64	374	156
Equity in earnings (losses) of
unconsolidated companies(3)	145	109	150	60	66	27
Other non-interest income(4)	2,103	972	(410)	1,373	2,768	1,151
Operating expenses(5)	(5,816)	(6,197)	(7,413)	(8,586)	(8,921)	(3,711)
Insurance claims	(2,511)	(3,251)	(3,614)	(4,333)	(4,822)	(2,006)
Changes in provisions for insurance,
pension plans, certificated savings
plans and pension investment
contracts	(1,265)	(1,847)	(2,261)	(3,777)	(4,326)	(1,799)
Pension plan operating
expenses	(378)	(459)	(370)	(637)	(751)	(312)
Insurance and pension plan
selling expenses	(645)	(690)	(669)	(762)	(907)	(377)
Other non-interest expense(6)	(1,887)	(2,054)	(2,272)	(3,323)	(3,990)	(1,662)

Income before income taxes and
minority interest	2,234	2,838	2,288	2,656	3,940	1,639

Income taxes	(417)	(550)	(161)	(346)	(601)	(250)
Change in accounting principle	—	—	27	—	—	—
Minority interest	(18)	(18)	(12)	(8)	(12)	(5)

Net income	1,799	2,270	2,142	2,302	3,327	US$1,384

	Year ended December 31,

	2000		2001		2002		2003		2004

	(R$, except		(R$, except		(R$, except		(R$, except		(R$, except
	numbers of		numbers of		numbers of		numbers		numbers
Per Share Data(7)	shares)	(US$)(1)	shares)	(US$)(1)	shares)	(US$)(1)	of shares)	(US$)(1)	of shares)	(US$)(1)

Net income per share(8)(9)
Common	R$4.36	US$	R$5.04	US$	R$4.74	US$	R$4.78	US$	R$6.67	US$2.77
Preferred	4.80		5.54		5.22		5.26		7.33	3.05
Dividends/interest on
capital per share(10)
Common	1.87	0.99	1.88	0.81	2.09	0.64	2.80	0.96	2.64	1.10
Preferred	2.08	1.09	2.07	0.89	2.31	0.70	R3.08	1.06	2.94	1.22
Weighted average
number of outstanding
share
Common	199,842,903	—	218,003,379	—	217,339,670	—	230,880,111	—	239,266,115	—
Preferred	193,148,010	—	211,741,248	—	212,948,868	—	227,580,486	—	236,081,798	—

	December 31.

	2000	2001	2002	2003	2004	2004

						(US$ in millions)(1)
	(R$ in millions)

Consolidated Balance Sheet Data
Assets
Cash and due from banks	R$1,155	R$1,715	R$2,725	R$2,473	R$2,690	US$1,120
Interest bearing deposits in other banks	1,299	2,051	2,379	5,170	7,976	3,318
Federal funds sold and securities purchased
under agreements to resell	12,328	11,896	12,674	26,175	19,435	8,085
Brazilian Central Bank compulsory deposits	5,271	8,232	16,057	16,690	20,209	8,407
Trading and available-for-sale securities,
at fair value	22,814	29,872	27,549	43,267	43,197	17,970
Securities held to maturity	—	—	4,001	3,265	4,200	1,747
Loans	39,439	44,994	52,324	54,795	63,176	26,282
Allowance for loan losses	(2,345)	(2,941)	(3,455)	(3,846)	(4,063)	(1,690)
Equity investees and other investments	447	521	550	295	708	295
Premises and equipment, net	2,680	2,727	2,993	3,106	2,946	1,226
Goodwill	—	—	—	—	262	109
Intangible assets, net	875	783	1,778	1,740	1,568	652
Other assets	7,889	8,445	10,300	13,200	14,775	6,145

Total assets	R$91,852	R$108,295	R$129,875	R$166,330	R$177,079	US$73,666

Liabilities
Deposits	36,506	41,092	56,333	58,027	68,647	28,558
Federal funds purchased and securities sold
under agreements to repurchase	12,114	14,037	7,633	27,490	16,532	6,877
Short-term borrowings	7,018	8,320	9,639	7,795	8,272	3,441
Long-term debt	9,060	11,499	13,389	20,093	19,653	8,176
Other liabilities	19,175	23,471	31,826	39,260	48,343	20,112

Total liabilities	83,873	98,419	118,820	152,665	161,447	67,164

Minority interest in consolidated subsidiaries	98	87	203	73	73	30
Shareholders’ Equity
Common shares(11)	2,408	2,638	2,638	3,525	3,525	1,466
Preferred shares(12)	2,338	2,562	2,562	3,475	3,475	1,446

Capital stock	4,746	5,200	5,200	7,000	7,000	2,912
Total shareholders’ equity	7,881	9,789	10,852	13,592	15,559	6,472

Total liabilities and shareholders’ equity	R$91,852	R$108,295	R$129,875	R$166,330	R$177,079	US$73,666

Average assets(13)	91,275	101,298	123,447	146,872	162,891	67,764
Average liabilities(13)	84,540	92,293	113,216	134,625	148,814	61,908
Average shareholders’ equity(13)	6,596	8,861	10,015	12,138	R$14,012	US$5,829
________________________________________
(1)	Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$2.4038 = US$1.00, the Central Bank exchange rate of May 31, 2005. We used the exchange rate of May 31, 2005, instead of December 31, 2004, because there has been a material devaluation in the real – U.S. dollar exchange rate since December 31, 2004. For more information, see “Item 5. Operating and Financial Review and Prospects – Overview — Brazilian Economic Conditions.” Such translations should not be construed as representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

(2)	Since 2003, we classify amounts received in relation to certain private retirement plans as income from insurance premiums. Amounts related to such private retirement plans from periods prior to 2003 have been reclassified to facilitate comparison. As a result, income from pension premiums decreased and income from insurance premiums increased by R$253 million for the period ending December 31, 2000, by R$330 million for the period ending December 31, 2001 and by R$327 million for the period ending December 31, 2002. These reclassifications do not affect non-interest income, net income, or shareholders’ equity. The private retirement plans offer holders a guaranteed payment of benefits upon death.

(3)	For more information on the results of equity investees, see “Item 5. Operating and Financial Review and Prospects” and note 9 to our consolidated financial statements in Item 18.

(4)	Other non-interest income consists of trading income (losses), net realized gains on available-for-sale securities, net gain on foreign currency transactions and other non-interest income.

(5)	Operating expenses consists of salaries and benefits and administrative expenses.

(6)	Other non-interest expense consists of amortization of intangible assets, depreciation and amortization and other non- interest expense.

(7)	Per share data reflects: (a) on a retroactive basis, a split of our capital stock on December 22, 2000, in which we issued one new share for each five existing shares, (b) a reverse split of our shares at a 10,000:1 share ratio, which was approved by our shareholders on March 10, 2004 (as a result, we had 158,587,942 authorized and issued shares outstanding, no par value, as of December 31, 2003.) The shares began trading in this form on the São Paulo Stock Exchange on March 22, 2004) and (c) a split of our capital stock on December 9, 2004, in which we issued two new shares for each existing share.

(8)	For the purposes of calculating earnings per share in accordance with U.S. GAAP, preferred shares are treated in the same manner as common shares. Preferred shareholders are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to the common shareholders. For a description of our two classes of shares, see “Item 10.
Additional Information—Memorandum and Articles of Incorporation.”

(9)	None of our outstanding obligations are exchangeable for or convertible into equity securities. As a consequence, our diluted net income per share does not differ from our net income per share. Accordingly, our basic and diluted earnings per share are equal in all periods presented. See note 2(u) to our consolidated financial statements.

(10)	The amounts determined in US dollars were converted into reais using the exchange rate on the date such dividend was paid.

(11)	Common shares outstanding, no par value: 238,351,329 authorized and issued at December 31, 2004; 79,836,526 authorized and issued at December 31, 2003; and 719,342,690,385 authorized and issued at December 31, 2002. Data for 2003 reflects the reverse split of our shares at a 10,000:1 share ratio. Data from 2000 to 2004 reflects the split of our shares, in which we issued two new shares for each existing share.

(12)	Preferred shares outstanding, no par value: 236,081,796 authorized and issued at December 31, 2004; 78,693,936 authorized and issued at December 31, 2003; and 708,537,611,452 authorized and issued at December 31, 2002. Data for 2003 reflects the reverse split of our shares at a 10,000:1 share ratio. Data from 2000 to 2004 reflects the split of our shares, in which we issued two new shares for each existing share.

(13)	See “Item 4. Information on the Company—Selected Statistical Information.”

     Preferred shareholders are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to our common shareholders.

EXCHANGE RATE INFORMATION

     The real was introduced in July 1994, and from that time through March 1995 the real appreciated against the U.S. dollar. In March 1995 the Central Bank introduced exchange rate policies that established a trading band within which the real/U.S. dollar exchange rate could fluctuate, allowing the gradual devaluation of the real against the U.S. dollar. Since January 1999, in response to increased pressure on Brazil’s foreign currency reserves, the Central Bank has allowed the real to float freely.

     During 1999 the real experienced high volatility and suffered a sharp decline against the U.S. dollar. During 2000, 2001 and 2002 the real continued to decline against the U.S. dollar, but during 2003 and 2004 it appreciated against the U.S. dollar. Under the current free convertibility exchange system, the real may undergo further devaluation or may appreciate when compared to the U.S. dollar and other currencies.

     The following table sets forth the period-end, average, high and low noon buying rate reported by the Federal Reserve Bank expressed in reais per U.S. dollars for the periods and dates indicated:

Noon Buying Rate for U.S. dollars
R$ per US$1.00
Period	Period-End	Average(1)	High	Low

2000	R$1.9510	R$1.8330	R$1.9840	R$1.7230
2001	2.3120	2.3220	2.7880	1.9380
2002	3.5400	2.9420	3.9450	2.2650
2003	2.8950	3.0954	3.6640	2.8270
2004	2.6550	2.9131	3.2085	2.6510
December	2.6550	—	2.7800	2.6510
2005
January	2.6115	—	2.7227	2.6115
February	2.5846	—	2.6310	2.5640
March	2.6660	—	2.7755	2.6103
April	2.5330	—	2.6572	2.5135
May	R$2.4110	—	R$2.5147	R$2.3960
________________________________________
(1)	Average of the month-end rates beginning with December of previous period through last month of period indicated.
Source: Federal Reserve Bank of New York.

     On June 20, 2005, the noon buying rate reported by the Federal Reserve Bank of New York was R$2.3825 to US$1.00.

     The following table sets forth the period-end, average, high and low selling rate reported by the Central Bank at closing, expressed in reais per U.S. dollars for the periods and dates indicated:

Closing Selling Rate for U.S. dollars
R$ per US$1.00
Period	Period-End	Average(1)	High	Low

2000	R$1.9554	R$1.8313	R$1.9847	R$1.7234
2001	2.3204	2.3226	2.8007	1.9357
2002	3.5333	2.9461	3.9552	2.2709
2003	2.8892	3.0964	3.6623	2.8219
2004	2.6544	2.9150	3.2051	2.6544
December	2.6544	—	2.7867	2.6544
2005
January	2.6248	—	2.7222	2.6248
February	2.5950	—	2.6320	2.5621
March	2.6662	—	2.7621	2.6011
April	2.5313	—	2.6598	2.5195
May	R$2.4038	—	R$2.5146	R$2.3784
________________________________________
(1) Average of the month-end rates beginning with December of previous period through last month of period indicated.
Source: Central Bank

     On June 20, 2005, the U.S. dollar selling rate reported by the Central Bank at the close of the day was R$2.3855 to US$1.00.

RISK FACTORS

Risks Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of the preferred shares and ADSs.

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

     These and other future developments in the Brazilian economy and government policies may reduce Brazilian demand for our services or products, create uncertainty in the financial system, increase our cost of funding and contribute to the increase in our overdue loans portfolio. Any of these results could adversely affect our financial condition, results of operations and the market price of our preferred shares and ADSs.

     The Central Bank determines the Brazilian base interest rate, which we refer to as the “base interest rate.” The base interest rate is the benchmark interest rate payable to holders of securities issued by the federal government and traded at the Sistema Especial de Liquidação e Custodia—SELIC (Special System for Settlement and Custody, known as “SELIC”). During 2004, the Central Bank increased Brazil’s base interest rate by a total of 1.25 percentage points, to 17.75% and during the first five months of 2005 it increased the rate further to 19.75% .

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

     The Brazilian currency has periodically been devalued during the last four decades. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate decreased from R$2.8892 per U.S. dollar at December 31, 2003 to R$2.6544 at December 31, 2004. In the last two years, the value of the real appreciated by 24.9% against the U.S. dollar, and during the first months of 2005, the value of the real appreciated by 9.4% resulting in a real/U.S. dollar exchange rate of R$2.4038 per U.S. dollar at May 31, 2005. At June 20, 2005, the real/U.S. dollar-exchange rate was R$2.3855 per U.S. dollar.

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

If Brazil experiences substantial inflation in the future, our revenues and the market price of the preferred shares and ADSs may be reduced.

     Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation (IGP-DI) during the last fifteen years reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994. More recently, Brazil’s rates of inflation were 7.7% in 2003, 12.1% in 2004 and 1.99% for the five months ended May 31, 2005. Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs (if not accompanied by an increase in interest rates) may increase, our operating and net margins may decrease and, if investor confidence lags, the price of our preferred shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Adverse changes in Brazilian economic conditions could cause an increase in customer defaults on their outstanding obligations to us, which could materially reduce our earnings.

     Our banking, leasing, and other businesses are significantly dependent on our customers’ ability to make payments on their loans and to meet their other obligations to us. If the Brazilian economy weakens because of, among other factors:

  the level of economic activity;

  devaluation of the real;

  inflation; or

  an increase in interest rates.

     A greater portion of our customers may not be able to repay loans when due or to meet their debt service requirements, which would increase our past due loan portfolio and could materially reduce our net earnings.

Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies, which may hurt our ability to finance our operations.

     Since the end of 1997, and in particular during the last four years, as a result of economic problems in various emerging market countries, including the economic crisis in Argentina, investors have had a heightened risk perception for investments in emerging markets. As a result, in some periods Brazil has experienced a significant outflow of U.S. dollars and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us.

Developments in other emerging markets may adversely affect the market price of the preferred shares and ADSs.

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

A recurrence of the Brazilian energy crisis of 2001-2002 could adversely affect our operations.

     During 2001 and early 2002 Brazil experienced a severe shortage of capacity to generate electrical energy. The crisis was due in part to the worst drought in sixty years, which caused water levels at hydroelectric plants (which account for 90% of the country’s generating capacity) to fall to less than one-third of capacity, and in part to a lack of past investment in power generation. In order to avoid rolling blackouts, the Brazilian government instituted general compulsory measures which were aimed at reducing electricity consumption and which were in effect from June 2001 until February 28, 2002. Under the reduced electricity consumption rules, we were required to reduce our electricity consumption by 20%.

     If the drought recurs, or if there is no additional investment in power generation, Brazil may experience another energy crisis. If so, the Brazilian government may impose similar measures to reduce electricity consumption in the future, which could reduce our customers’ ability to service their debt obligations and therefore adversely affect our operations and net earnings.

State and municipal defaults may adversely affect the market price of the preferred shares and ADSs.

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

Risks Relating to Bradesco and the Brazilian Banking Industry

The Brazilian government regulates the operations of Brazilian banks and insurance companies, and changes in existing laws and regulations or the imposition of new ones may negatively affect our operations and revenues.

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

Changes in base interest rates by the Central Bank may materially adversely affect our results of operations and profit.

     The Central Bank establishes the base interest rates for the Brazilian banking system. In recent years, the base interest rate has fluctuated, with a high of approximately 45% in March 1999 and a low of 15.25% at January 17, 2001. The base interest rate was 26.5% on February 19, 2003, and it remained the same until June 18, 2003. From June 2003 to December 2003, the Central Bank reduced the base interest rate by 9.5 percentage points, to 16.5% . In 2004, the Central Bank increased the base interest rate 1.25 percentage points, to 17.75% in December 2004. In 2005, the Central Bank increased the base interest rate by two points to 19.75% in May 2005. Changes in the base interest rate may materially adversely affect our results of operations because:

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

Our income before taxes and minority interest for the year ended December 31, 2000, includes a significant non-recurring gain, and so is not representative of core earnings that might be anticipated in the future.

     Our income before taxes and minority interest for the year ended December 31, 2000, includes R$1,004 million in non-recurring gains on sales of available-for-sale securities. Accordingly, the amount of our income before taxes and minority interest for 2000 may not be representative of our future performance, particularly because the non-recurring gain represents 45% of our income before taxes and minority interest for 2000 and is not part of our core earnings that might be anticipated in the future.

     The non-recurring gain on sale of available-for-sale securities resulted from our transfer of our holdings in companies operating in the mining, steel, energy, telecommunications and e-commerce sectors (which we refer to collectively as the “Spin-off Interests”) to an unrelated entity through a transfer, sale and spin-off. We refer to these transactions, which we carried out in February and March 2000, collectively as the “Spin-off.” We carried out the Spin-off to comply with Brazilian banking regulations limiting financial institutions’ ownership of non-financial entities. The assets transferred in the Spin-off were primarily available-for-sale securities.

     We carried out the Spin-off in several steps. As a first step, we transferred the Spin-off Interests to Bradesplan Participações S.A., which we call “Bradesplan,” one of our wholly-owned subsidiaries. Bradesplan acted as a holding company for the Spin-off Interests. Bradesplan had an unrealized holding gain on its available-for-sale equity reserve of R$1,004 million related to the securities, which we included in our consolidated financial statements as an available-for-sale reserve.

     On February 29, 2000 we sold Bradesplan, including the available-for-sale securities, to our wholly-owned subsidiary Paiol Participações e Comércio Ltda., which we call “Paiol,” at its book value. On the same date, we spun off Paiol (including its investment in Bradesplan) to Bradespar S.A. (which we call “Bradespar”) in a transaction similar to a capital distribution. We realized a holding gain of R$1,004 million on the available-for-sale securities in connection with the Spin-off of Paiol to Bradespar. For further information about the Spin-off, see “Item 4. Information on the Company—The Company—History—Spin-off.”

The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects.

     We face significant competition in all of our principal areas of operation from other large Brazilian banks and insurance companies, both public and private. Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in

Brazil, some of which have greater resources than we do, has grown and competition both in the banking and insurance sectors generally and in markets for specific products has increased. The privatization of publicly owned banks has also made the Brazilian markets for banking and other financial services more competitive.

     The increased competition may negatively affect our business results and prospects by, among other things:

  limiting our ability to increase our client base and expand our operations;

  reducing our profit margins on the banking, insurance, leasing and other services and products we offer; and

  increasing competition for foreign investment opportunities.

     Furthermore, additional publicly-owned banks and insurance companies might be privatized in the future. The acquisition of a bank or insurance company in a privatization process or otherwise by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

     Brazil’s federal government announced the privatization of Instituto de Resseguros do Brasil S.A. (now IRB — Brasil Resseguros S.A.), known as “IRB,” the state controlled reinsurance company. The privatization has been indefinitely suspended and it is currently not possible to know when, or if, such privatization will take place. If IRB is successfully privatized through the sale of controlling interest to one of our competitors, we could face increasing competition and decreased market share in our insurance operations.

Some of our common shares are held by shareholders, whose interests may conflict with other investors’ interests.

     At December 31, 2004, Cidade de Deus—Companhia Comercial de Participações, which we call “Cidade de Deus Participações,” directly held 47.95% of our common shares and Fundação Bradesco directly and indirectly held 44.38% of our common shares. As a result, these shareholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related-party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Diretoria Executiva and departmental directors, as well as all directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco. The board of trustees has no other members. For more information on our shareholders, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Changes in reserve and compulsory deposit requirements may hurt our ability to be profitable.

     In mid-2002, the Central Bank reimposed reserve requirements that had previously been reduced. In the future, the Central Bank could increase reserve requirements or impose new reserve or compulsory deposit requirements. As of December 31, 2004, the reimposed reserve requirements required us to hold a total of R$4.5 billion of Brazilian government securities, which we had not been required to hold before 2002. As a result, our liquidity available to make loans and other investments was reduced by that amount. In addition, we could be materially adversely affected by changes in compulsory deposit requirements because the monies held as compulsory deposits generally do not yield the same return as our other investments and deposits because:

  a portion of our compulsory deposits do not bear interest;

  we are obligated to hold some of our compulsory deposits in Brazilian government securities; and

  we must use a portion of the deposits to finance a federal housing program, the rural sector and the microcredit program.

     Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition.

We may experience increases in our level of past due loans as our loan portfolio becomes seasoned.

     Our loan portfolio has grown substantially since 1996. Any corresponding rise in our level of past due loans may lag behind the rate of loan growth, however, because loans typically do not become due within a short period of time after their origination. Rapid loan growth may also reduce our ratio of past due loans to total loans until growth slows or the portfolio becomes more seasoned. This may result in increases in our loan loss provisions, charge-offs and the ratio of past due loans to total loans.

     In addition, as a result of the increase in our loan portfolio and the described lag in any corresponding rise in our level of past due loans, our historic loan loss experience may not be indicative of our future loan loss experience.

Losses on our investments in marketable securities may have a significant impact on our results of operations and are not predictable.

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

If a ceiling on bank loan interest rates is enforced, it may have an adverse effect on our interest income and our ability to extend credit.

     As promulgated in 1988, the Brazilian Constitution established a 12% per year ceiling on loan interest rates, including bank loan interest rates. This ceiling was not enforced, however, because the Brazilian congress did not adopt the necessary implementing legislation. In May 2003, the relevant article was revoked pursuant to a constitutional amendment.

     Any significant changes in the restrictions on interest rates could have a substantial effect on our financial situation, results of operations and prospects.

Our strategy of marketing and expanding Internet banking in Brazil could be badly received or more expensive than lucrative.

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

Our trading activities and derivatives transactions may produce material losses.

     We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value, which may generate losses. In addition, we enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. Each such derivatives transaction protects against increases in exchange rates or interest rates or against decreases in such rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. Such losses could adversely materially affect our future net income and therefore the value of the preferred shares and ADSs. For further discussion of our market risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In the past four years the ratio of our trading securities to our total assets, as measured at December 31 of each year, has been as high as 22.5%, and could be greater in the future.

Risks Relating to the Preferred Shares and ADSs

As a holder of ADSs, you will generally not have voting rights at our shareholders’ meetings.

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

An active or liquid market for our ADSs may not develop further or be sustained.

     Prior to the registration of our ADS in September 2001, there was no liquid public market for our ADSs. We cannot predict whether an active, liquid public trading market for our ADS will develop any further or be sustained. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often the function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the preferred shares underlying the ADSs from the depositary bank at any time, there is no public market for our preferred shares in the United States.

The preferred shares and ADSs do not entitle you to a fixed or minimum dividend.

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

As a holder of ADSs you will have fewer and less well-defined shareholders’ rights than in the United States and certain other jurisdictions.

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

It may be difficult to enforce civil liabilities against us or our directors and officers.

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

If we issue new shares or our shareholders sell shares in the future, the market price of your ADSs may be reduced.

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

You may be unable to exercise preemptive rights relating to the preferred shares.

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

If you exchange your ADSs for preferred shares, you risk losing the ability to remit foreign currency abroad and Brazilian tax advantages.

     Brazilian law requires that parties obtain a certificate of registration from the Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the preferred shares will obtain the necessary certificates from the Central Bank for the payment of dividends or other cash distributions relating to the preferred shares or upon the disposition of the preferred shares. If you exchange your ADSs for the underlying preferred shares, however, you may only rely on the custodian’s certificate for five business days from the date of exchange. Thereafter, you must obtain your own certificate of registration or register in accordance with Central Bank and CVM rules, in order to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares or distributions relating to the preferred shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the preferred shares. For more information, see “Item 10. Additional Information — Exchange Controls.”

     If you attempt to obtain your own certificate of registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. The custodian’s certificate of registration and any certificate of foreign capital registration you obtain may be affected by future legislative changes. Additional restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from disposition may be imposed in the future.

The Brazilian government may impose exchange controls and restrictions on remittances abroad which may adversely affect your ability to convert funds in reais into other currencies and to remit other currencies abroad.

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

Devaluation of the real would reduce the U.S. dollar value of distributions and dividends on the ADSs.

     A devaluation of the real would reduce the value of distributions and dividends on the ADSs as measured in U.S. dollars, and could therefore reduce the market price of the preferred shares and ADSs.

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect you should you exchange your ADS for preferred shares.

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

Item 4. Information on the Company.

THE COMPANY

     According to Central Bank’s ranking, as of December 2004, we are the largest private-sector (non-government-controlled) bank in Brazil in terms of total net worth. We provide a wide range of banking and financial products and services in Brazil and abroad to individuals, small to mid-sized companies and major local and international corporations and institutions. We have the most extensive private-sector branch and service network in Brazil, which permits us to reach a diverse customer base. Our services and products encompass banking operations such as lending and deposit-taking, credit card issuance, consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

     According to information published by the Superintendência de Seguros Privados (the Superintendency of Private Insurance, which is known as “SUSEP”) and by the Agência Nacional de Saúde Suplementar (the National Agency of Supplemental Health, known as “ANS”), we are the largest insurance, pension plan and títulos de capitalização provider in Brazil on a consolidated basis in terms of insurance premiums, pension plan contributions and income from certificated savings plans. Títulos de capitalização, which we call “certificated savings plans,” are a type of savings account that are coupled with periodic drawings for prizes.

     We are the largest Brazilian bank and largest private company in Brazil according to “The Forbes Global 2000” report, published by Forbes magazine in March 2005.

     Some of our subsidiaries rank as the largest companies in Brazil in their respective markets, according to the sources cited in parentheses below, including:

  Bradesco Seguros S.A., our insurance subsidiary, which we call “Bradesco Seguros,” together with its subsidiaries, in terms of insurance premiums, net worth and technical reserves (SUSEP);

  Bradesco Vida e Previdência S.A., our pension and life insurance subsidiary, which we call “Bradesco Vida e Previdência,” in terms of pension plan contributions, life and accident insurance premium, investment portfolios and technical reserves (SUSEP);

  Bradesco Capitalização S.A., which we call “Bradesco Capitalização,” and which offers certificated savings plans to the public, in terms of the amount of technical reserves (SUSEP);

  Bradesco Leasing S.A. Arrendamento Mercantil, which we call “Bradesco Leasing,” in terms of the present value of leasing accounts (Associação Brasileira das Empresas de Leasing (Brazilian Association of Leasing Companies, known as “ABEL”));

  Bradesco Consórcios Ltda., which we call “Bradesco Consórcios,” in terms of the total number of consortium shares sold (BACEN); and

  Banco Finasa S.A., which we call “Banco Finasa” in terms of automobile financing loans (BACEN).

     We are also one of the leaders among private-sector financial institutions in third-party resource management and in underwriting debt securities, according to information published by the National Association of Investment Banks, known as “ANBID.”

     For information on other private-sector and public-sector (government-controlled) financial institutions in Brazil, see “—Regulation and Supervision—Principal Financial Institutions.”

     In December 2004, according to information published by the Secretaria da Receita Federal (the “Federal Revenue Service”), we accounted for 20.2% of the total nationwide collections of a tax called the Provisional Contribution on Financial Transactions (“CPMF”). Since the CPMF is levied on virtually all Brazilian financial transactions, this statistic provides a measure of the percentage of Brazilian financial transactions that we handle.

    As of December 31, 2004, we had, on a consolidated basis:

  R$177.1 billion in total assets;

  R$63.2 billion in total loans;

  R$68.6 billion in total deposits;

  R$15.6 billion in shareholders’ equity;

  R$34.3 billion in insurance claim technical reserves, pension plans, certificated savings plans and pension investment contract operations;

  R$9.4 billion in foreign trading financing;

  11.2 million insurance policyholders;

  15.7 million checking accounts;

  34.6 million savings accounts;

  2.8 million certificated savings plan holders;

  1,304 of Brazilian and multinational groups of affiliated companies in Brazil as corporate customers;

  a daily average of 11.0 million daily transactions, including 2.5 million in our 3,004 branches and 8.5 million through self-service outlets such as the internet and fone fácil;

  a nationwide network consisting of 3,004 branches, 21,822 Automatic Teller Machines (“ATMs”) and 2,301 special banking service posts and outlets located on the premises of selected corporate clients; and

  a total of six branches and six subsidiaries located in New York, the Cayman Islands, the Bahamas, Japan, Argentina and Luxembourg.

     Although our customer base includes individuals of all income levels as well as large, midsized and small businesses, the lower to middle income citizens of Brazil have traditionally formed the backbone of our clientele. Since the 1960s, we have been a leader in this retail banking market in Brazil. This segment still has great potential for development and provides us with higher margins than other segments, such as corporate credit operations and securities trading, where we face greater price competition.

     Our large banking network allows us to be closer to our customers, which, in turn, permits our managers to have personal and direct knowledge about our customers, economically active regions and other conditions relevant to our business. This knowledge helps us in assessing and limiting credit risks in credit operations, among other risks, as well as in servicing the particular needs of our clients. Approximately 11 million transactions are executed through our Bradesco network every day.

     We organize our operations into two main areas: (1) banking services; and (2) insurance, pension plan and certificated savings plan services. See note 25 to our consolidated financial statements in Item 18 for additional segment information. The following diagram provides summary information for our two business areas at and for the year ended December 31, 2004, by segment.

    As of December 31, 2004, according to the sources cited in parentheses below, we were:

  the leader among private-sector banks in savings deposits, with 19.5% of all savings accounts in Brazil and R$68.6 billion on deposit (Central Bank);

  the largest provider of insurance and private pension plans, with R$12.0 billion in net premiums written and revenues from private pension plans (SUSEP/ANS);

  one of the leaders in Brazilian leasing operations, with R$1.6 billion outstanding (ABEL);

  one of the leaders in the placement of debt instruments in Brazil, having participated in 59.45% of the issuances of debt and equity securities registered with the Comissão de Valores Mobiliarios (Securities Commission), known as the “CVM,” during 2004 (ANBID);

  one of the largest private-sector fund and portfolio managers in Brazil, with R$99.6 billion in total third-party assets under management, representing 14.8% of the total Brazilian market (ANBID);

  one of the largest credit card issuers in Brazil, with 7.6 million credit cards (Visa and MasterCard) issued, and income of R$11.5 billion from our credit card business (Visa and MasterCard);

  one of the largest debit card issuers in Brazil, with 38.8 million debit cards issued, and income of R$9.4 billion from our debit card business (Visa);

  the leader in payment processing and collection in Brazil, with a market share of 28% (Settlement System of the Central Bank);

  a leader in investments through the purchase of consortium quotas in the real estate and automotive sector (BACEN); and

  A leader in automobile financing operations, with a market share of 20.3% (BACEN).

    The following table summarizes our gross revenues by business area for the periods indicated:

	For the Years Ended December 31,

	2002	2003	2004

Banking	(R$ in millions)
Lending income
Housing loans	R$366	R$318	R$223
Agriculture-related loans	509	474	649
Leasing	402	307	297
Other loans (1)	15,748	11,077	11,643

Total	R$17,025	R$12,176	R$12,812

Income from services
Asset management fees	375	371	454
Collection fees	556	601	630
Credit card fees	327	349	452
Fees charged on checking account services	828	1,025	1,225
Fees for receipt of taxes	158	175	189
Interbank fees	254	250	261
Credit operations	68	159	118
Consortium administration	—	26	87
Other services	237	269	469

Total	R$2,803	R$3,225	R$3,885

Insurance and pension plans (2)
Insurance income
Health	2,333	2,649	3,036
Life and accident	1,257	1,502	1,615
Automobile, property and liability	1,718	1,998	2,113

Total	5,308	6,149	6,764

Pension plan income	R$21	R$64	R$374

________________________________________
(1)	Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.
(2)	This does not include private pension investment contracts. See “—Insurance, Pension Plans and Certificated Savings Plans.”

     We do not break down our revenues by geographic market within Brazil, and less than 10% of our revenues come from international operations. For more information on our international operations, see “—Banking—International Banking.” For a discussion of our principal capital expenditures from 2002 through December 31, 2004, see “Item 5. Operating and Financial Review and Prospects—Capital Expenditures.”

     The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2004 (all of which are consolidated in our financial statements in Item 18). With the exception of Banco Bradesco Argentina, which is incorporated in Argentina, all of these material subsidiaries are incorporated in Brazil. For more information regarding the consolidation of our material subsidiaries, see note 1 to our consolidated financial statements in Item 18.

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

     Recent Acquisitions and Joint Ventures

     Acquisitions of BCN, BANEB and Boavista

     During the period from 1997-2000, we acquired 100% of Banco de Crédito Nacional, which we call “BCN,” 94.0% of the shares of Banco do Estado da Bahia, which we call “BANEB” and 100% of Banco Boavista S.A., which we call “Boavista.” We used the purchase method of accounting to account for the acquisitions of BCN, BANEB and Boavista, which are consolidated in our U.S. GAAP consolidated financial statements on an ongoing basis from the date of their respective acquisitions. Until April 2001, Boavista’s branches operated under Boavista’s name, but under BCN’s management. In April 2001, we transferred the branches and the related assets and liabilities of Boavista to BCN by means of a partial spin-off, which was accounted as a transfer of assets and liabilities at book value. Until January 2004, we operated BCN as a separate financial institution in order to maintain its identity, branch network and market niche. In February 2004, however, its branches, assets and related liabilities were merged into Banco Bradesco at book value. BANEB’s branches operated under BANEB’s name, but under Bradesco’s management, until September 2001. In September 2001, the branches and related assets and liabilities of BANEB were merged into Banco Bradesco at book value.

     Acquisition of BBV Banco

     In January 2003, we entered into an agreement with Banco Bilbao Vizcaya Argentaria S.A., which we call “BBVA,” to acquire all of the shares of Banco Bilbao Vizcaya Argentaria Brasil S.A. and its controlled companies, which we call “BBV Banco,” from BBVA. Our primary goal in making the acquisition was to improve our productivity and competitiveness by incorporating BBV Banco’s resources into our own and to develop our business with Spanish entities investing in Brazil.

     The Central Bank approved the transaction in May 2003, and BBV Banco became our wholly-owned subsidiary on June 9, 2003 when our shareholders and BBVA’s board of directors approved the exchange of BBV Banco’s shares for our newly issued shares. As of May 31, 2003, BBV Banco had total assets of R$10.3 billion, net equity of R$2.4 billion, 439 branches and seventy-six banking posts.

     In accordance with the terms of the agreement with BBVA, in June 2003, we made a one-time cash payment of R$1,864 million to BBVA in return for 49.00% of the common shares and 99.99% of the preferred shares of BBV Banco. In addition, in exchange for the remaining 51.00% of BBV Banco’s common shares and 0.01% of its preferred shares, we issued to BBVA common and preferred shares equal to 4.4% of our share capital and valued at R$630 million according to our audited financial statements. We have included BBV Banco’s results in our financial statements starting from June 1, 2003.

     In September 2003, all of BBV Banco’s branches, assets and liabilities were transferred to Banco Bradesco at book value, and in October 2003, we changed BBV Banco’s name to Banco Alvorada S.A., which we call “Banco Alvorada.”

     Subsequent to our acquisition of BBV Banco, BBVA increased its percentage ownership of our shares through purchases of our shares on the São Paulo Stock Exchange, known as “BOVESPA.” As of December 31, 2004 BBVA held 5.0% of our common shares and 5.0% of our preferred shares. For more information on BBVA, see “Item 7. Major Shareholders and Related Party Transactions—BBVA.”

     In connection with our purchase of BBV Banco, in 2003 our controlling shareholders Cidade de Deus Participações and Fundação Bradesco, which together hold 61.1% of our voting shares and which we call our “Controlling Shareholders,” entered into a shareholders’ agreement, which we call the “Shareholders’ Agreement,” with our shareholder BBVA. Under the terms of the Shareholders’ Agreement, BBVA has the right to appoint one member of our board of directors so long as BBVA owns at least 3.94% of our voting capital. However, BBVA will not lose this right if its shareholding falls below this percentage threshold due to an increase in our capital stock in which our shareholders, including BBVA, are not given preemptive rights.

     In addition, under the Shareholders’ Agreement, our Controlling Shareholders have a right of first refusal over any proposed sale by BBVA of our common shares, and BBVA has a right, which expires on the seventh anniversary of the Shareholders’ Agreement, to require our Controlling Shareholders to purchase some or all of BBVA’s holding of our common shares, under either of two modalities of acquisition and payment. If BBVA exercises its put option, our Controlling Shareholders will pay for the shares at a price based on the average price of our common shares on BOVESPA. If the Controlling Shareholders cease to control us, the put option will expire thirty days after the change in control.

     Finally, in connection with the purchase of BBV Banco we established a center of operations, known as the “Euro Desk,” which is headed by an officer appointed by BBVA and dedicated to recognizing opportunities to provide banking services and to strengthening our relationship with the Spanish community in Brazil, as well as a team of customer service personnel dedicated to serving Spanish clients with business in Brazil and Brazilians with interests in Spain or other Latin American countries. Under the Shareholders’ Agreement, so long as BBVA owns at least 3.94% of our voting capital, we must continue to operate the Euro Desk and a dedicated team of personnel.

     Other Acquisitions and Joint Ventures in 2002, 2003 and 2004

     In January 2002, we entered into a strategic partnership with Ford Credit Holding Brasil Ltda. The partnership enables us to provide vehicle funding and leasing services originated by Ford Comércio e Serviços Ltda. to the clients of the Ford dealership network in Brazil. Pursuant to the arrangement, we acquired all the capital stock of Ford Leasing S.A. — Arrendamento Mercantil, which we call “Ford Leasing,” an automobile leasing company. We also acquired the consumer loan portfolio of Banco Ford S.A., which we call “Banco Ford,” a bank owned by Ford Motor Company that provided financing for sales made through the Ford dealership network. Banco Finasa S.A. (formerly known as Continental Banco S.A.), which we call “Banco Finasa,” which specializes in promoting sales of various financial products, provides customer service to customers of the Ford dealership network.

     In January 2002, we acquired control of Banco Mercantil de São Paulo S.A., known as “Banco Mercantil,” and its controlled companies. Banco Mercantil was a 67-year-old financial institution that in 2001 had 220 branches in Brazil, three branches abroad and 162 banking posts in Brazil. At December 31, 2001 its assets totaled R$8,391 million, under accounting practices adopted in Brazil. The transaction was concluded in March 2002. In the transaction we acquired 90.1% of the voting capital and 74.2% of nonvoting capital of Banco Mercantil for R$1,324 million, and through a series of additional transactions converted Banco Mercantil into a wholly-owned subsidiary of Bradesco. In May 2003, the branches, assets and liabilities of Banco Mercantil were transferred to Banco Bradesco at their book value.

     In January 2002, we acquired control of Banco do Estado do Amazonas S.A. — BEA, which we call “BEA,” through a bidding process. At December 31, 2001, BEA had thirty-six branches and forty-nine banking posts and R$560 million in total assets, under accounting practices adopted in Brazil. We purchased 89.5% of BEA’s voting capital and 87.5% of its nonvoting capital, for a purchase price of R$182.9 million. In June 2002, BEA transferred its branches, assets and liabilities to Bradesco at book value.

     In January 2002, we signed an agreement with Deutsche Bank S.A., which we call “Deutsche Bank,” in order to acquire Deutsche Bank Investimentos DTVM S.A., its securities brokerage subsidiary, which as of December 31, 2001 had a total of R$2.2 billion in assets under management. We acquired Deutsche Bank Investimentos DTVM S.A. on February 14, 2002. We and BRAM — Bradesco Asset Management S.A. DTVM manage these assets with the assistance of a consulting committee formed by professionals of Bradesco and Deutsche Bank.

     In February 2002, we entered into an agreement to acquire 100% of the shares of Banco Cidade S.A. and its controlled companies, which we call “Banco Cidade.” This transaction was concluded on June 2002, at a cost of R$385.4 million. On June 21, 2002, Banco Cidade’s branches, assets and liabilities were merged into BCN at book value.

     In November 2003, we signed an agreement with the controlling shareholders of Banco Zogbi S.A. to acquire all of its capital and all the capital of its controlled companies for R$650 million. The Zogbi Institutions have been engaged for over forty years in financing activities, including in the areas of consumer, personal, credit card and vehicle credits. The Zogbi Institutions had, as of September 30, 2003, total assets of R$833 million, credit operations valued at R$520 million and a net worth of R$335 million. On February 4, 2004, this transaction was approved by the Central Bank.

     In February 2004, we acquired control of Banco do Estado do Maranhão S.A. — BEM, which we call “BEM,” in its privatization by the government through a share auction. On December 31, 2003, BEM had seventy-six branches and 125 ATMs, and its assets totaled R$766 million. In the transaction we acquired 89.96% of BEM’s capital, for R$78 million. In October 2004, the assets and liabilities were transferred to Bradesco at book value. Between March 2004 and June 2004, we acquired the remaining interest in BEM from its former minority shareholders for R$9.0 million.

     With the exception of our acquisition of BBV Banco, now Banco Alvorada, none of our acquisitions made since January 1998 has been significant as measured in accordance with U.S. GAAP.

     As part of our efforts to restructure our corporation to improve our competitive edge and increase our productivity by decreasing operational, managerial and legal expenses, (1) in April 2003, BEA was merged into Banco Baneb, and was subsequently dissolved; (2) in March 2004, BCN merged into Banco Alvorada and transferred all of its assets and liabilities to Banco Alvorada at book value and BCN was subsequently dissolved, (3) in October 2004, Banco Zogbi was merged into Banco Finasa and subsequently dissolved; (4) in December 2004, BANEB was spun off, then transferred all of its assets and liabilities to Bradesco Vida e Previdência and Banco Alvorada, and BANEB was subsequently dissolved; and (5) on March 10, 2005, we increased our ownership interest in Bradesco Seguros S.A. to 100% by the acquisition of the shares of Bradesco Seguros prior held by minority shareholders.

     Postal Service Correspondent Offices

     Bradesco offers its products and renders its services throughout Brazil, together with the Empresa Brasileira de Correios e Telégrafos (ECT), the government owned postal company, which we refer to as the “Postal Service,” through correspondent offices operating under our trademark “Banco Postal” (“Postal Bank”). Through our service contract dated September 24, 2001 with the Postal Service, we have exclusive rights to offer banking services at more than 7,500 locations, some of which we own and others which we rent from the Postal Service and which we refer to as “correspondent offices.”

     On March 25, 2002, we commenced performing these banking operations at our first correspondent office in the state of Minas Gerais, and as of December 31, 2004, we had successfully opened 5,383 new correspondent offices in Postal Service locations located in 4,700 Brazilian municipalities, serving more than 2.8 million new accounts and conducting over 22 million monthly transactions. 1,700 of these correspondent offices were installed in new markets, which brought direct and indirect benefits to over 18 million people previously living on the frontier of the Brazilian financial system.

     The Postal Bank performs nearly all of the same services performed by one of our traditional branches. In addition to Postal Bank services performed at the correspondent offices, we have also opened outlets located on the premises of selected corporate clients, including retail networks, supermarkets, drug stores and bakeries, to provide even more access to banking services. These outlets receive bills and statement payments (e.g., water, energy light, telephone, etc.) at their offices.

     The banking services at our correspondent offices are provided by employees of the Postal Service and, in the case of our other outlets, their respective employees, each of whom has received training from Bradesco. We, however, retain control over all decisions with respect to the opening of bank accounts for, and granting credit to, our customers at these locations.

     BUS—Serviços de Telecomunicações Joint Venture

     In December 2000, we entered into a telecommunications joint venture agreement with Unibanco - União de Bancos Brasileiros S.A., known as “Unibanco,” and Portugal Telecom S.A., known as “Portugal Telecom,” and two of Unibanco’s affiliates. In order to implement the transactions contemplated in the agreement, we and Unibanco transferred our respective corporate telecommunications infrastructures to BUS - Serviços de Telecomunicações S.A., which we call “BUS,” by means of a capital contribution, and then contributed our holdings in BUS to a holding company, which we call “BUS Holding,” which became our majority-owned and controlled subsidiary, and accordingly its financial results were thereupon consolidated with our own.”

     Under the joint venture agreement, the parties also agreed that BUS would provide Unibanco and us with telecommunications services under service agreements for five years. In consideration for the right to acquire the shares of BUS and the direct and indirect benefits of the service agreements, Portugal Telecom, through a subsidiary, made to BUS Holding an initial payment of R$548 million, of which R$335 million corresponds to our ownership share of BUS Holding. The transaction is reflected on our audited financial statements as from December 31, 2001 and will continue to be reflected in our financial statements through December 31, 2005. In December 2000, as part of the transaction, we purchased common (voting) shares of Portugal Telecom for a total amount of R$50 million, and in February 2001, a subsidiary of Portugal Telecom acquired a stake in BUS Holding by paying an amount in reais equivalent to U.S.$23 million.

     In June 2001, we and Unibanco caused BUS Holding to transfer 19.9% of the common shares and 100% of the preferred (non-voting) shares of BUS to a subsidiary of Portugal Telecom. BUS became the operator of our and Unibanco’s respective corporate telecommunications networks on July 1, 2001. The transaction was completed in 2002, with the approval of ANATEL, the transfer of the remaining 80.1% of the common shares of BUS to the Portugal Telecom subsidiary and the liquidation of BUS Holding.

     Other Strategic Alliances

     In November 2004, we entered into an exclusive operational agreement with Casas Bahia, the leading Brazilian retailer. The operational agreement is valid for three years and has a potential trading volume of R$1 billion per year, to finance Casas Bahia’s new consumer credit program, “Crédito Direto ao Consumidor” (CDC).

     In December 2004, we and Lojas Salfer, one of the largest Brazilian retail furniture and electronic retail chains, reached an operational and strategic agreement to finance new sales made by Lojas Salfer. The agreement maintains the existing relationship with and terms of financing that Lojas Salfer has been offering to its more than 1.1 million clients at its forty-seven store locations. Under this agreement we will provide the funding and Lojas Salfer will continue to manage the credit and collection relationship with its clients and will assume all financing risks. The agreement has no set expiration date and may constitute an additional credit portfolio (carteira de crédito adicional) of R$1.6 billion in the next few years for Bradesco. We have not had any disbursements under this agreement.

     In December 2004, we and Banco BMC reached an exclusive operational agreement on credit right transfers of up to R$2 billion. This partnership involves payroll committed personal lending contracts addressed to beneficiaries, mostly retired citizens and pensioners, of Instituto Nacional do Seguro Social (Brazilian Social Security Institute), which we refer to as the “INSS”. The agreement is valid for a three-year term, and permits minimum monthly disbursements of R$50 million. This agreement provides Banco BMC with a consistently available line of credit for its long-term financing needs, and, as a result, makes other resources available to finance medium-sized companies — its core business. We have not had any disbursements under this agreement.

     Also in December 2004, we and Banco Cruzeiro do Sul reached an operational agreement on credit right transfers of up to R$4 billion. This partnership involves payroll committed personal lending contracts addressed to INSS beneficiaries. The agreement is valid for a three-year term, and permits minimum monthly disbursements of R$100 million. Banco Cruzeiro do Sul is a pioneer in payroll committed credit operations and has operations in twenty-one states, with 194 accords, at all three levels of public administration — federal, state and municipal. We have not had any disbursements under this agreement.

     In December 2004, we and Banco Bonsucesso reached an exclusive operational agreement on credit right transfers up to R$4 billion. This partnership involves payroll committed personal lending contracts addressed to INSS beneficiaries. The agreement is valid for a three-year period, and permits minimum monthly disbursements of R$100 million. Banco Bonsucesso was the second institution to reach a committed credit agreement with the INSS and has been active for five years in this segment, with accords signed with thirteen state governments and more than 100 municipalities in Brazil. We have not had any disbursements under this agreement.

     In January 2005, as part of our strategy to expand individual loans, we entered into an operational agreement of up to R$7.2 billion with PanAmericano, a Silvio Santos Group financial company. This partnership involves payroll committed personal lending contracts addressed to INSS beneficiaries. PanAmericano has expertise in offering personal lending to pensioners through its 130 branches in Brazil and 200 banking correspondents. We have not had any disbursements under this agreement.

     On February 4, 2005, we reduced our participation interest in Companhia Siderúrgica Belgo-Mineira (Belgo –Mineira) by selling 315,000,000 of the common shares that we held in the company. We retained a 3.44% indirect interest in Belgo-Mineira capital stock with voting rights and 1.89% of its total capital.

     Insurance and Other Operations

     We acquired control of Bradesco Seguros, previously Atlântica Companhia Nacional de Seguros, in 1983. Between 1983 and 2004, Bradesco Seguros acquired interest in ten other entities through joint ventures and acquisitions. Bradesco Seguros currently maintains six subsidiaries to comply with regulatory requirements. These acquisitions and joint ventures, as well as the formation of these new entities, have enabled Bradesco Seguros to develop into one of the leading insurers in Brazil. In 1998, Bradesco Seguros incorporated Bradesco International Health Service, a subsidiary in Miami, which assists our clients who are receiving medical treatments abroad.

Contact Information

     We are a sociedade anônima organized under the laws of Brazil. Our head offices are located at Cidade de Deus, Vila Yara, 06029-900, Osasco, SP, Brazil, and our telephone number at our head office is (55-11) 3684-5376. Our agent for service of process in the United States is CT Corporation, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

Business Strategy

     We believe that the expansion of the Brazilian economy, coupled with a significant increase in the Brazilian population, will lead to an increased demand for financial services. In this context, our main objective is to remain focused on the domestic market and to take advantage of our position, as the largest private bank in Brazil, to expand our profitability, thus maximizing our shareholders’ value and generating a higher rate of return than other Brazilian financial institutions.

     Our strategy to achieve these goals is focused not only on continuing to expand our client base but also on consolidating our role as a “first bank” to each of our clients by always being their first option in meeting their financial needs. Our goal is to become the Brazilian market’s "Complete Bank" by playing an important role in each of the financial segments.

     With more than 70,000 employees, a wide network of distribution channels, which include our branches, outlets, Postal Bank services performed at correspondent offices and ATM machines, we intend to provide a broader list of retail banking services to our clients. We are focused on increasing our business volume, acting as full service commercial bank, both investment bank and corporate bank, and expanding our "private banking" business segment.

     In the insurance segment, we aim to consolidate the leadership of the Bradesco Seguros in the pension plan segment by taking advantage of the continuous increase in the demand for our pension plan products.

     Furthermore, we intend to play an important role in each business segment and to be recognized by our clients as the performance and efficiency leader in the financial sector.

     We understand that the success of a financial sector enterprise depends not only on the number of clients but also requires highly capable, well-trained and dedicated personnel with strict work discipline standards. In line with this understanding, our growth plans are not limited to increasing our client base but are also focused on continuously improving our products and channels of distribution. Additionally, we believe that the basis for the development of our business is investing in the training and professional development of our employees and creating a cooperative and friendly environment where our employees can develop life-long careers.

     Finally, our key philosophy is the management of our business in accordance with the highest ethical standards. Beyond creating shareholders’ value, our strategy is also guided and focused on achieving the best market practices of corporate governance and the understanding that we play an important role in our society.

     The key elements of our business strategy are to:
  expand through organic growth;

  build on the business model of a large banking institution with a major insurance subsidiary, which we call the “Bank-Insurance Model,” in order to maintain our profitability and consolidate our leadership in the insurance sector;

  increase revenues, profitability and shareholder value by strengthening our loans operations, our core business, and expanding new products and services;

  maintain our commitment to technological innovation;

  build profitability and shareholder return through improvement of the efficiency index;

  maintain acceptable risk levels in our operations; and

  expand through strategic alliances and selective acquisitions when advantageous.

     Expand through organic growth in core business areas.

     The growth of the Brazilian economy has been sustained over recent months and has produced strategic opportunities for growth in the financial and insurance industries, mainly due to increases in business volume. We plan to take advantage of these opportunities to increase our revenue, build profitability and maximize shareholder value by:

  capitalizing on the opportunity in the Brazilian market to capture new customers with underserved credit and financial needs, in addition to competing for a small stratum of customers in upper income brackets;

  expanding our financial services distribution channels by means of developing new products, using nontraditional means, such as the expansion of our credit cards and store credit cards offered through alliances with the stores and the rendering of services through the Postal Bank;

  taking advantage of our existing distribution channels, including our traditional branch network and newer Internet access technologies, to identify demand for new products;

  using our customer base to offer our products and services more widely and to increase the average number of products used per checking account from 4.6 as of December 2004 to an average of 5.0 products per checking account by December 2005;

  using our branch-based systems aimed at assessing and monitoring our clients’ use of our products so as to channel them to the proper selling, delivery and trading platforms; and

  developing diverse products tailored to the needs of both our existing and potential clients.

     Build on the Bank-Insurance Model to maintain profitability and consolidate leadership in the insurance sector.

     Our goal is to have our customers look to us first for all their banking, insurance and pension needs. We believe that we are in an especially good position to capitalize on the synergies among banking, insurance, pension and other financial activities, since we are able to sell our traditional banking, insurance and pension products through our branch network and through our Internet distribution services.

     At the same time, we are looking to increase the profitability of our insurance and pension plan businesses by using our earning measures, instead of the volume of premiums underwritten or amounts deposited, and by:

  maintaining our existing policy of careful evaluation of vehicle insurance risks and declining insurance in cases where such risks are too high;
  aggressively marketing our products; and
  maintaining acceptable levels of risk in our operations through a strategy of:

-	prioritizing insurance underwriting opportunities according to the “risk spread” (the difference between the income expected under an insurance contract and the actuarially determined amount of claims likely to be paid under that contract);

-	entering into hedging transactions, so as to avoid mismatches between the actual rate of inflation on the one hand and provisions for interest rate and inflation adjustments in long-term contracts on the other;

-	entering into reinsurance agreements with well-known reinsurers through the IRB to reduce exposure to large risks; and

-	if the IRB is privatized, taking advantage of our position as a holder of 21% of the total shares of the IRB and engaging in the reinsurance business through partnerships with well-known reinsurers.

     Increase banking revenues, profitability and shareholder value by strengthening our loan operations, creating new products and expanding services.

     Our strategy to increase the profitability of our banking operations is focused on:

  building our traditional deposit-taking and lending activities by improving the quality of our portfolio, through risk mitigation plans as well as more stringent application of credit standards to our potential customers through credit granting ratings;

  continuing to build our corporate and individual client base by offering services tailored to individual clients’ needs, including foreign exchange and import/export trade financing services;

  focusing aggressively on fee-based services, such as payment collection and processing, and marketing them to existing and potential corporate clients;

  expanding our financial services and products that are distributed outside of the conventional branch environment, such as our credit card businesses, in order to capitalize on changes in consumer behavior in the consumption of financial services;

  continuing to expand our pension and asset management revenues; and

  continuing to build our base of high-income clients by offering a wide range of personalized products and services with the goal of enhancing our asset management services.

     Maintain our commitment to technological innovation.

     The development of efficient means of reaching customers and processing transactions is a key element of our goal to expand our profitability and to capitalize on opportunities for organic growth. Recently, we decided to strengthen this strategy by modifying our technological standards in order to maintain our leadership in technological innovation, and we established a task force aimed at improving the public's perception of the technology we use. We believe that technology offers unparalleled opportunities to reach our customers in a cost-efficient manner. We are committed to being at the forefront of the bank automation process by creating opportunities for the Brazilian public to reach us through the Internet. We expect to continue to increase the number of clients and transactions handled over the Internet through techniques such as:

  continuing to install Internet access stations, known as “WebPoints,” in public places, enabling clients to reach our Internet banking system whether or not they have access to a personal computer;

  expanding our mobile banking service, which we call “Bradesco Mobile Banking,” which allows customers to conduct their banking business over the Internet with compatible cellular handsets; and

  providing “Pocket Internet Banking” for hand-held devices and personal digital assistants or “PDAs” that allow our clients to check their savings and checking account information, review recent credit card transactions, make payments, transfer funds and obtain information relating to our services.

     Build profitability and shareholder return through the improvement of our efficiency index.

     We intend to improve on our already high levels of efficiency by:

  maintaining austerity as the basis of our policy of cost control;

  consolidating the synergies created by our recent acquisitions;

  continuing to reduce our operational costs through investments in technology that will minimize these costs on a per-transaction basis, emphasizing our existing automated channels of distribution, including our telephone, Internet and ATM distribution systems; and

  continuing to merge the institutions that we acquire in the future into our existing system in order to eliminate redundancies and potential inefficiencies.

     Maintain acceptable risk levels in our operations.

     We are constantly identifying and evaluating the level of risk of our activities by developing and keeping adequate controls, monitoring the procedures and the efficiency of our capital expenditures, and aiming to achieve and maintain international standards and competitive advantages.

     Enter into strategic alliances and selective acquisitions.

     We understand that in the coming years, the development of Brazilian financial institutions will rely on organic growth. We also believe that growth opportunities will be restricted to the acquisition of smaller institutions made available through privatizations. However, there are still some financial institutions in newer segments, such as consumer financing, credit cards and investment banking, that could possibly be acquired. Therefore, we evaluate potential strategic alliances and consolidation opportunities, including proposed privatizations and acquisitions, as well as other methods that offer potential opportunities either to increase our market share or to improve our efficiency. In addition to focusing on value and asset quality, we consider the potential operating synergies, opportunities for cross-selling, acquisition of know-how and other advantages of a potential alliance or acquisition. Our analysis of prospective opportunities is guided by the impact they would have on our results.

Banking

     We offer a range of banking products and services, including:

  deposit-taking operations, such as checking accounts, savings accounts and time deposits;

  lending operations, including consumer lending, housing loans, industrial and agricultural loans and leasing;

  credit and debit card services;

  payment processing and collection;

  capital markets services, including underwriting and financial advisory services as well as brokerage and trading activities;

  international banking; and

  asset management services.

     Our diverse customer base includes individuals and small, midsized and large companies in Brazil. Historically we have cultivated a stronger presence among the broadest segment of the Brazilian market, consisting primarily of middle- and low-income individuals. During the 1990s, we reached out to corporations and high-net-worth individuals to complement our traditional market. Since 1999, we have built our corporate department, which serves our corporate clients who have annual revenues of R$180 million or more, and a private banking department, which serves individual clients who have minimum liquid assets of R$1.0 million. In 2002, we created the “Bradesco Empresas Department,” which is responsible for corporate clients that have an annual income of between R$15 and R$180 million, with the goal of expanding our business in the “middle corporate market” sector. In May 2003, we launched Bradesco Prime, a new division of Bradesco that offers services to individual clients who either have an income of at least R$4,000 per month or have R$50,000 available for immediate investment.

     The following diagram shows the breakdown of our banking activities as of December 31, 2004:

     The following table sets forth selected financial data for our banking segment for the periods indicated:

	As of and for the year ended December 31,

	2002	2003	2004

		(R$ in millions)
Income statement data:
Net interest income(1)	R$10,436	R$10,034	R$9,861
Provision for loan losses	(2,543)	(2,034)	(1,429)
Non-interest income(1)	2,304	4,041	6,370
Non-interest expense	(8,630)	(10,424)	(11,418)
Income before taxes and minority interest(1)	1,567	1,617	3,384
Taxes on income	22	24	(457)
Accounting adjustment	27	—	—
Income before minority interest (1)	1,616	1,641	2,927
Minority interest	(9)	(6)	(8)

Net income	1,607	1,635	2,919

Balance sheet data:
Total assets	106,115	134,767	144,796

Selected results of operations data:
Interest income:
Interest on loans	17,027	12,176	12,812
Interest on securities	3,031	1,895	1,496
Interest on federal funds sold and securities
purchased
under agreements to resell	2,947	3,861	2,738
Interfinancial deposits	285	315	132
Compulsory deposits with the Central Bank of Brazil	2,058	1,459	1,542
Others	32	62	73
Interest expense:
Interest on deposits	(4,824)	(6,401)	(5,008)
Interest on federal funds purchased and securities
sold under agreements to repurchase	(2,051)	(2,855)	(2,390)
Interest on short-term borrowings and on
long-term debt	(8,069)	(478)	(1,534)
Fee and commission income	2,803	3,225	3,885
________________________________________
(1) Income from customers outside of the banking segment

     Deposit-taking Activities

     We offer a variety of deposit products and services to our customers through our branches, including:

  checking accounts, which do not bear interest;

  investment deposit accounts which we have offered to our customers since October 2004, due to a change in law, and which permit financial transactions to be made without CPMF charges;

  traditional savings accounts, which currently earn the Brazilian reference rate, the taxa referencial, known as the “TR,” plus 6.17% in annual interest;

  time deposits, which are represented by certificados de depósito bancário (Bank Deposit Certificates, or “CDBs”), and earn interest at a fixed or floating rate; and

  deposits from financial institutions, which are represented by certificados de depósito interbancário (Interbank Deposit Certificates, or “CDIs”), and which earn the interbank deposit rate.

     At December 31, 2004, we had 15.7 million checking accounts, with 14.7 million individual account holders, 965 thousand corporate account holders and 34.6 million savings accounts. As of December 31, 2004, deposits (excluding deposits from financial institutions) totaled R$68.6 billion. At that date, we had a 19.5% share of the Brazilian savings deposit market, according to Central Bank information.

     The following table sets forth a breakdown by product type of our deposits at the dates indicated:

	December 31,

	2002		2003		2004

	(R$ in millions, except percentages)
Deposits from Customers
Demand deposits	R$13,374	23.7%	R$12,912	22.3%	R$15,384	22.4%
Brazilian currency	12,837	22.7	12,647	21.8	15,155	22.1
Foreign currency	537	1.0	265	0.5	229	0.3

Savings deposits	20,731	36.8	22,140	38.1	24,783	36.1
Brazilian currency	20,731	36.8	22,140	38.1	24,783	36.1

Term deposits/certificates of deposit	22,202	39.4	22,944	39.5	28,460	41.5
Brazilian currency	19,574	34.7	19,003	32.7	26,246	38.3
Foreign currency	2,628	4.7	3,941	6.8	2,214	3.2

Total deposits from customers	56,307	99.9	57,996	99.9	68,627	100.0

Deposits from financial institutions	26	0.1	31	0.1	20	-

Total	R$56,333	100.0%	R$58,027	100.0%	R$68,647	100.0%

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

     Credit Operations

     The following table sets forth a breakdown by product type of our credit operations in Brazil, in each case at the dates indicated:

	December 31,

	2002	2003	2004

	(in R$ million)
Loans outstanding by product type:
Consumer credit operations	R$9,302	R$11,365	R$16,282
Real estate financing	1,627	1,512	1,370
Loans from Banco Nacional de Desenvolvimento Econômico e
Social (“BNDES”)	7,848	7,226	7,219
Other local corporate loans	12,309	13,930	16,124
Agricultural credit	3,922	4,404	6,034
Leasing	1,506	1,364	1,626
Credit cards	1,164	1,373	1,289
Import and export financings	9,154	9,048	9,423
Other foreign loans	3,151	2,429	1,588
Other public sector loans	—	—	15

Total	49,983	52,651	60,970

Non-performing loans	2,341	2,144	2,206

Total	R$52,324	R$54,795	R$63,176

     The following table sets forth a summary of the concentration of our outstanding loans by borrower size.

		December 31,

	2002	2003	2004

Borrower size:
Largest borrower	1.6%	1.5%	1.4%
10 largest borrowers	9.3	10.1	8.9
20 largest borrowers	14.9	15.3	13.0
50 largest borrowers	25.5	24.4	20.7
100 largest borrowers	33.3%	31.6%	26.4%

     Consumer Credit Operations

     We provide a significant volume of personal loans to individual customers, which diminishes the impact of any one loan on the performance of our portfolio and helps build customer loyalty. Such loans consist primarily of:

  short-term loans, extended by our branches to holders of our checking accounts and, within certain limits, through our ATM network, and which have an average maturity of seven months and on which interest accrues at an average rate of 3.5% per month as of December 31, 2004;

  automobile financing loans, which have an average maturity of nine months and on which interest accrues at an average rate of 2.0% per month as of December 31, 2004; and

  overdraft loans on checking accounts, which are, on average, repaid in one month and which carry interest rates varying from 7.5% to 8.1% per month as of December 31, 2004.

     We also provide revolving credit facilities and traditional term loans. At December 31, 2004, we had outstanding advances, overdrafts, automobile financings, consumer loans and revolving credit loans in an aggregate amount of R$16.3 billion, representing 25.9% of our credit portfolio as of that date. On the basis of loans outstanding at that date, we had a 14.4% share of the Brazilian consumer loan market, according to information published by the Central Bank.

     Real Estate Financing

     At December 31, 2004, we had 34,241 residential mortgage loans outstanding, or 22.6% of all units financed by the civil construction sector, according to information published by the Central Bank. On December 31, 2004, the aggregate outstanding amount of our residential mortgage loans amounted to R$1.4 billion, representing 2.1% of our credit portfolio.

     Our residential mortgage financings are made by either the Sistema Financeiro Habitacional, which we call the “SFH,” or the Carteira Hipotecária Habitacional, which we call the “CHH”. Loans from both portfolios are made at annual interest rates that vary between 12% to 16% plus TR. Residential loans from the SFH have stated maturities between five to fifteen years; residential loans from the CHH typically have maximum maturities of fifteen years and are subject to greater interest rates than SFH loans.

     Our loans to individuals to help with the completion of construction projects have a stated maturity of up to twelve months and a repayment period lasting up to ten years. Payments are made on a floating-rate basis of TR plus 12% per year for SFH loans.

     We also extend financing to corporate customers under the SFH. These loans, which are for construction purposes, typically have a maturity of up to twenty-four months and repayment begins within two years after the formal conclusion of construction. We make these loans on a floating-rate basis of TR plus 14% per year during the construction stage for SFH loans and TR plus 16% per year after construction has been completed for CHH loans.

     Central Bank regulations require us to provide an amount of residential real estate financing equal to at least 65% of the balance of our savings accounts. Amounts that can be used to satisfy this requirement include, in addition to direct residential real estate loans, mortgage notes, charged-off residential real-estate loans, and other financings, all as specified in guidelines issued by the Central Bank. At December 31, 2004, we were in compliance with the legal minimum requirement. We generally do not finance more than 60% of the purchase price or the market value of a property, whichever is lower.

     We currently hold 10% of the voting capital of Companhia Brasileira de Securitização, also known as “CIBRASEC”. CIBRASEC is a special purpose vehicle controlled by several Brazilian financial institutions that is engaged in the securitization of housing loans.

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

     According to BNDES, we are the biggest private bank on-lender of BNDES loans, which we lend primarily to small corporate customers in the industrial sector. Our on-lending portfolio was R$7.2 billion on December 31, 2004, representing 11.4% of our credit portfolio at that date and, during the same period, BNDES on-lending portfolio reached R$5.5 billion.

     Other Corporate Lending

     We provide traditional loans for the ongoing needs of our corporate clients. We had approximately R$16.1 billion of outstanding corporate loans, accounting for approximately 25.5% of our credit portfolio at December 31, 2004. We offer a range of loans to our Brazilian corporate clients, including:

  short-term loans of twenty-nine days or less;

  working capital loans to cover our customers’ cash needs;

  guaranteed checking accounts;

  revolving credit lines;

  discounting of trade receivables; and

  merchandise financing.

     These lending products generally bear an interest rate of between 2.0% and 6.5% per month.

     Agricultural Credit

     We extend loans to the agricultural sector, which are financed in installments deposited in full as required by the Central Bank, as well as our own resources. At December 31, 2004, we had outstanding 73,831 agricultural loans totaling R$6.0 billion, representing 9.5% of our credit portfolio. In accordance with Central Bank regulations, we extend loans using funds from our compulsory deposits at a fixed rate, which was 8.75% per annum at December 31, 2004. The maturity of these loans generally matches the cycle of the corresponding crop and the principal becomes due at the time the crop is sold. As security for such loans, we generally obtain a mortgage on the land where the activity being financed is conducted.

     As with housing loans, Central Bank regulations establish an obligation to extend agricultural sector credits. Current Central Bank regulations require us to use at least 25% of our checking account deposits to provide rural credit. If we do not meet the 25% threshold, we must deposit the unused amount in a non-interest bearing account with the Central Bank.

     Micro Credit

     We extend micro credit to low-income persons and small companies, in accordance with Central Bank regulations requiring that banks direct a portion of their cash deposits to such credit transactions. We began extending such micro credits in August 2003. At December 31, 2004, we had 791,188 micro credit loans outstanding, totaling R$278.9 million and representing 0.4% of our credit portfolio.

     In accordance with Central Bank regulations, the loans have a maximum effective interest rate of 2% per month. The relevant CMN regulations mandate that the maximum amount loaned to any borrower be limited to R$600 for individuals and R$1,000 for small companies.

      Leasing Operations

     According to ABEL – Associação Brasileira das Empresas de Leasing, as of December 31, 2004, the value of our outstanding leases was one of the largest among private leasing operations in Brazil, as measured by the discounted present value of the leasing portfolio. In addition, the aggregate discounted present value of the leasing portfolios of leasing companies in Brazil on December 31, 2004 was R$14.0 billion, of which we had a market share of 11.9% .

     On December 31, 2004, we held 28,365 outstanding leases with an aggregate value of R$1.6 billion, representing 2.6% of our credit portfolio. The size of our leasing portfolio was R$1.6 billion (under approximately 57,000 contracts) at December 31, 2002 and R$1.4 billion (under approximately 30,000 contracts) at December 31, 2003.

     The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

     Most of our leases are financial (as opposed to operational) leases, and our leasing operations primarily involve the leasing of cars, trucks, material handlers, aircraft and heavy machinery. In 2004, 57.5% of our outstanding leases were automobile leases, as compared to 68.7% for the Brazilian leasing market as a whole.

     As of December 31, 2004, we conducted our leasing operations through our primary leasing subsidiary, Bradesco Leasing and Banco Finasa.

     In July 2004, BancoCidade Leasing Arrendamento Mercantil S.A. merged into Banco Alvorada S.A., and in September 2004, Bradesco BCN Leasing merged into Bradesco Leasing (formerly known as Potenza Leasing).

     We obtain funding for our leasing operations primarily through the issuance of debentures and notes in the domestic and international markets, and through borrowing foreign currency-denominated funds, which we borrow in the international markets for the specific purpose of on-lending such funds in Brazil. At December 31, 2004, Bradesco Leasing had R$625 million of debentures outstanding in the domestic market, in the form of subordinated notes, which mature in 2008.

      Terms of Leasing Agreements

     Financial leases represent a source of medium- and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is twenty-four months for transactions with respect to goods with an average life of five years or less, and thirty-six months for transactions with respect to goods with an average life greater than five years. There is no legally imposed maximum term for leasing contracts. At December 31, 2004, the remaining average maturity of contracts in our lease portfolio was eighteen months.

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

      Credit Cards

     We issued Brazil’s first credit cards in 1968, and as of December 31, 2004, we were one of the largest independent credit card issuers in Brazil, having issued 7.6 million credit cards, corresponding to 14.6% of the approximately fifty-two million credit cards issued in Brazil, according to information published by Visa and MasterCard. We offer Visa and MasterCard credit cards to our existing customers as well as to potential clients with no previous relationship with us. As of December 31, 2004, our credit cards were accepted in over twenty million commercial and service establishments in more than 130 countries. As of that date, 96% of our credit card customers were individuals, of whom 83% were our clients with automatic debit of their checking accounts.

          We earn revenues from our credit card operations through:

  issuance fees and annual fees;

  processing fees;

  interest on credit card balances and advances;

  interest on cash advances through ATMs; and

  interest on cash advances to cover future payments owed to establishments that accept Visa credit cards.

          We offer our customers several types of credit cards and related services, including:

  credit cards restricted to use within Brazil;

  credit cards accepted nationwide and internationally;

  credit cards directed toward high-net-worth customers, such as “Gold” and “Platinum” Visa and MasterCards and “Infinite” Visa cards;

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

  “co-branded” credit cards, which we offer through partnerships we have with traditional companies, such as airlines, newspapers, magazines, automobile companies and others; and

  “affinity” credit cards, which we offer through civil associations, such as sport clubs and non- governmental organizations.

  “Mini Bradesco Visa” credit cards, which are 43% smaller than traditional cards;

  “Cred Mais” credit cards for employees of our payroll processing clients, which have more attractive revolving credit fees; and

  “private label” credit cards, which exclusively target retail clients in efforts to leverage the loyalty of our business and individual clients.

          As of December 31, 2004, we had more than seventy-three partners with whom we offered co-branded, affinity and private label credit cards. Offering credit cards through these partnerships is a component of our customer relation strategy, allowing us to offer these credit card customers banking products such as savings accounts, mutual funds and insurance.

          The following table sets forth a breakdown of credit cards we issued in Brazil by type of card at the dates indicated:

	December 31,

	2002		2003		2004

	Number of	% of	Number of	% of	Number of	% of
	cards	total	cards	total	cards	total
	outstanding	number	outstanding	number	outstanding	number

Visa	5,592,474	92%	6,513,996	92%	7,056,789	93%
MasterCard	450,341	7	475,645	7	547,935	7
American Express	30,431	1	32,311	1	0	0
Diners	3,171	0	0	0	0	0
Private Label	0	0	0	0	16,851	0

Total	6,076,417	100%	7,021,952	100%	7,621,575	100%

       Our credit card billing totaled R$11.5 billion during 2004, an increase of 15.6% over 2003.

      Debit Cards

     We began issuing debit cards in 1981 under the name “Bradesco Instantâneo”. In 1999, we began converting all our Bradesco Instantâneo debit cards into new cards called “Bradesco Visa Electron” cards. Customers who hold Bradesco Visa Electron debit cards can use them to make purchases at establishments and obtain advances at the BDN network in Brazil and the Visa Plus network worldwide. The amount paid is withdrawn from the cardholder’s Bradesco account, eliminating the inconvenience and bureaucracy of a check. We charge affiliated establishments a commission fee of 1.6% on each Visa Electron transaction. The total income from debit cards totaled R$9.4 billion in 2004, a 51.2% increase from 2003, due to the expansion of our customer base and increased use of debit cards by our existing customers, as a result of the convenience they offer over checks.

     During the last quarter of 2004, Bradesco launched the CDC Visa Electron, which allows our debit cardholders to pay for purchases in up to twelve installments, with a daily pre-approved credit of R$4 billion.

     Visa Vale, a company incorporated to comply with the government initiated Workers’ Food Plan (Programa de Alimentação ao Trabalhador (“PAT”)), and in which we have a 31.13% participation interest, has issued more than one million debit cards for payment of food and meals, according to information from the PAT.

      Receivables Payment and Human Resource Management Solutions

     Receiving and Payment Solutions

     In Brazil, the majority of consumers pay their bills in person at bank branches or at ATMs. In order to meet the cash management needs of our clients, both in the public and private sectors, we offer many electronic solutions for receipt and payment management, supported by a vast network of branches, banking correspondents and electronic channels, all of which aim to improve the speed and security of the transfer of resources and information. These electronic solutions include: (a) the collection of payments from past-due bills, (b) providing on-line management of cash payments made at our branches, and (c) the electronic payment of taxes. In addition to these electronic solutions, we offer services to facilitate our clients’ business development and provide tailor-made solutions for our clients’ banking problems.

     We also provide services to the public sector (including exclusive use of the Internet portal www.bradescopoderpublico.com.br), and have focused on making our branches readily accessible to federal, state, public service municipalities and concessionaires.

     We also earn revenues through the payment of taxes on collection services and payment processing services, as well as upon transfers of funds received until their availability to the beneficiary. Our receipt processing services contribute to the productivity and results of our other businesses.

     Charging

     In 2004, we processed 854.1 million payments, with a total value of R$812.5 billion, and in 2003, we processed 729.9 million payments, with a total value of R$695.0 billion.

     Collection

     In 2004, we processed 248.1 million tax payments, utility bills and payments to beneficiaries of the social security system, with a total value of R$140.8 billion. In 2003, we processed 221.4 million payments, with a total value of R$116.5 billion that included:

  R$19.4 billion, during 2004, in electricity, water, gas and telephone bills, of which 33.6% was paid through automatic debit of checking and savings accounts;

  R$98.7 billion, during 2004, in tax collection.

      Check-Custody Services

     As of December 31, 2004, we had 195,345 post-dated check custody service accounts totaling R$3.9 billion. At the same period in 2003, we had 176,226 post-dated check custody service accounts totaling R$2.6 billion. Post-dated checks are a means of term payment frequently used in Brazil, particularly in the retail and supermarket sectors. During the same period last year we had 176,226 accounts in a total of R$2.6 billion. Under this system, customers pay for merchandise and services with future dated bank checks, which the seller deposits on an agreed upon date, effectively allowing payment over a long term. We offer clients who use our check-custody service various alternatives for receiving advances using such instruments, such as discounting a check or accepting it as collateral for working capital loans.

      Suppliers and Taxes Payment

     We offer our corporate clients electronic payment services, which allow them to make payments and financing transfers to their suppliers and creditors, as well as pay taxes and public utility bills on-line. As of December 31, 2004, more than 288,000 companies were using these services. In 2004, we processed 111.1 million payments and transfers, totaling R$401.5 billion in value, compared to 80.5 million payments and transfers, totaling R$302.1 billion in value during 2003. In 2004, R$22.7 billion was paid to INSS beneficiaries, representing 19.5% of the total number of beneficiaries in that year.

      Administrative Services and Human Resource Solutions

     We offer our corporate clients several electronic solutions for management of human resources and administrative services, including: payroll processing, employee checking accounts, known as “salary accounts”, the “salary card” for employees who do not have accounts at Bradesco and the “company card”, for the payment of business trips and other company-related expenses. Once employees receive their salaries through this system, they may take advantage of these services, including overdraft protection and access to a broad ATM network. We earn revenues from these services through fees paid by our corporate clients.

      Capital Markets and Investment Banking Services

     Underwriting Services

     We have been among the leaders in domestic debt and equity underwriting in Brazil for more than ten years. On December 31, 2004, according to ANBID, we were ranked:

  third in originations of transactions, with R$237.0 million in equity transactions and R$2.5 billion in debt transactions; and

  third in placement of securities, with a total of R$239.6 million in equity transactions and R$2.4 billion in debt transactions.

     During 2004, we coordinated R$12.5 billion in equity and debt transactions, representing 59.45% of the issuances registered with the CVM. In 2003, we coordinated public issuances of equity and debt securities in the Brazilian market totaling R$4.8 billion, corresponding to 47.9% of all transactions registered with the CVM.

     In 2004, we coordinated the following initial public offerings: Braskem S.A. (R$1.1 billion), CPFL Energia S.A. (R$940.0 million) and Bradespar S.A. (R$1.0 billion). In addition, we coordinated a secondary offering for Weg S.A. (R$320.0 million). We also coordinated various debt issuances, including: Braskem S.A. (R$1.2 billion), Suzano Bahia Sul Papel e Celulose (R$500.00 million), Telecomunicações de São Paulo S.A. – Telesp. (R$1.5 billion), Klabin S.A. (R$314.0 million) and the Public Offering of Notes issued by Empresa Brasileira de Telecomunicações S.A. – Embratel (R$1.0 billion).

     In 2003, we were the lead manager in the issuance of R$1.8 billion of notes by CPFL Energia S.A. and in the issuance of R$700.0 million of notes by Telesp Celular Participações S.A., known as Telesp Celular. We also acted as co-manager in the structuring and distribution of US$150.0 million of Euro Medium Term Notes issued by Telesp Celular.

     Since 1999, we have had to increase the volume of underwriting transactions we handle in order to achieve profitability in this area since our profit margins have decreased due to increased competition, especially from other large private Brazilian and foreign banks. For a more detailed description of the competition we face, see “—Competition.”

      Advisory Services

     In 2004, we offered our customers investment advisory services in connection with various specialized transactions, including credit investment funds, mergers and acquisitions, project financings, privatizations and corporate restructurings, which together totaled R$3.7 billion. During 2003, we offered such advisory services on transactions totaling R$4.7 billion in value.

      Brokerage and Trading Services

     Through our wholly-owned subsidiary Bradesco S.A. Corretora de Títulos e Valores Mobiliários, which we refer to as “Bradesco Corretora,” we trade futures, options and corporate and Brazilian government securities on behalf of our customers. Bradesco Corretora’s clients include high net worth individuals, large corporations and institutional investors. Bradesco Corretora also offers investment analysis services which provide market performance reports, portfolio advice and stock guides.

     During 2004, Bradesco Corretora traded more than R$16.5 billion on BOVESPA and, according to BOVESPA, was ranked ninth in Brazil in terms of total trading volume.

     In addition, during 2004, Bradesco Corretora traded approximately 2.9 million futures, swaps, options and other contracts, with a total value of approximately R$315.8 billion, on the Bolsa de Mercadorias e Futuros (the Brazilian Mercantile and Futures Market, which we call the “BM&F”). According to the BM&F, in 2004, Bradesco Corretora was ranked 27th in the Brazilian market, in terms of the number of options, futures and swaps contracts executed. In 2003, Bradesco Corretora traded approximately 2.0 million futures, swaps, options and other contracts, with a total value of approximately R$244.7 billion, on the BM&F, and, according to the BM&F, was ranked 24th in the Brazilian market. The decrease in ranking is largely attributable to our clients’ increasing use of the BM&F’s direct settlement system, introduced at the end of 2001, which allows participants to clear their trades directly with the BM&F, without using institutions such as Bradesco Corretora.

     In November 2002, Bradesco Corretora entered into a partnership with the Market for Latin-American Stocks in euros, known as “Latibex,” on the Madrid Stock Exchange in Spain, to provide Brazilian investors direct access to Latibex. Bradesco Corretora’s connection to the Latibex trading system allows it to buy and sell securities of Latin American companies on the Madrid Stock Exchange directly, without having to rely on a counterpart or other representative in Spain.

     Bradesco Corretora has seventeen brokers covering retail investors and assisting our branch managers, nine brokers dedicated to Brazilian and foreign institutional investors and eight brokers dedicated to the BM&F. Bradesco Corretora has fifteen traders on the floor of BM&F. Our branch managers are charged with the task of marketing the services that Bradesco Corretora offers.

     Bradesco Corretora offers its clients the ability to trade securities via the Internet through its “ShopInvest” service. In 2004, trading through ShopInvest totaled R$1.4 billion, corresponding, according to BOVESPA, to 2.8% of all transactions carried out via the Internet on BOVESPA. In 2003, trading through ShopInvest totaled R$960.1 million, corresponding to 4.5% of all transactions carried out via the Internet on BOVESPA during that time.

     Bradesco Corretora also offers its services as a representative of non-resident investors in transactions carried out in the financial and capital markets, in accordance with the terms of CMN Resolution No. 2,689 which we refer to as “Resolution 2,689.” For more information regarding Resolution 2,689 see “Item 10. Additional Information—Exchange Controls.”

      Administrative, Depositary and Custodial Services

     Through our infrastructure and specially trained personnel, we offer our clients custodial services for titles and securities, portfolio administration services, bookkeeping for shares, receivables, debentures and mutual funds, and administration of Depositary Receipt (DR) programs, and Brazilian Depositary Receipts (BDR) programs. These services have received a total of eight ISO 9001:2000 certifications.

      As of December 31, 2004:

     Book-entry assets

  our system for registered shares had 164 companies, with a total of 2.5 million shareholders, participating;

  our system for registered debentures had thirty-nine companies, with a total market value of R$18.2 billion, participating;

  our system for registered quotas had seventeen mutual funds, with a market value of R$1.1 billion, participating;

  we administered two BDR registered programs, with a market value of R$247.7 million;

     Custody and Accounting

  our custodial services clients (funds, portfolios, receivables, DR and mutual funds) had total assets in custody of R$141.2 billion;

  we acted as custodian for nine DR registered programs, with a market value of R$30.4 billion; and

  647 mutual funds and portfolios, with a total net worth of R$225.3 billion, used our controllership services.

     International Banking

     As a private commercial bank, we offer a range of international services, such as exchange transactions, external trade financing, lines of credit, and offshore banking activities. Our overseas network is made up of:

  in New York City, our branch and Bradesco Securities Inc., our subsidiary brokerage firm, which we call “Bradesco Securities U.S.”;

  in the Cayman Islands, four branches, including one branch of BCN, one branch of Boavista and one branch of Banco Mercantil, as well as our subsidiary Cidade Capital Markets Ltd., which we call “Cidade Capital Markets”;

  in the Bahamas, a branch of Boavista and Boavista Banking Limited, our subsidiary, which we call “Boavista Bahamas”;

  in Argentina, Banco Bradesco Argentina S.A., our subsidiary, which we call “Bradesco Argentina”;

  in Luxembourg, Banco Bradesco Luxembourg S.A., our subsidiary, which we call “Bradesco Luxembourg”; and

  in Japan, Bradesco Services Co. Ltd., our subsidiary, which we call “Bradesco Services Japan.”

          Our international operations are coordinated by our exchange department and supported by twelve operational units in Brazil, in addition to four additional support units located in Brazil’s principal exporting and importing centers.

          Revenues from Brazilian and Foreign Operations

          The following table provides a breakdown of our revenues (interest income plus non-interest income) arising from our operations in Brazil and abroad for the periods indicated:

	December 31,

	2002		2003		2004

	R$ in		R$ in		R$ in
	millions	%	millions	%	millions	%

Brazilian operations	R$35,810	98.5%	R$35,464	99.0%	R$37,228	98.0%
Foreign operations	547	1.5	361	1.0	777	2.0

Total	R$36,357	100.0%	R$35,825	100.0%	R$38,005	100.0%

     Foreign Branches and Subsidiaries

     Our foreign branches and subsidiaries are principally engaged in sourcing funds in the international markets to provide us with credit lines to extend to our customers, who are generally Brazilian companies seeking external trade financing. Bradesco Luxemburg also provides services to the private banking segment. With the exception of Bradesco Services Japan, our branches also take deposits in foreign currency from corporate and individual clients and extend credit to Brazilian and non-Brazilian clients. The total assets of the foreign branches, excluding transactions between related parties, were R$14.9 billion as of December 31, 2004.

     Our foreign branches periodically issue debt securities. In addition to short-term financing obtained from international banking institutions for foreign trade financing, our foreign branches, together with our head office in Brazil, raised US$1.46 billion during 2004 through public and private placements of medium-term and long-term securities. The securities have maturities of one to ten years. During 2004, there was low demand for foreign currency indexed loans among Brazilian companies. Therefore, despite overwhelming acceptance of our commercial paper program in international stock markets, these resources were not significantly used by us in 2004, as compared to 2003 when we issued approximately US$2.8 billion of commercial paper. Our access to the international capital markets through the issuance of debt instruments diversifies our sources of foreign currency-denominated funding. Like most Latin American companies, our access to funding through such issuances and our ability to diversify our sources of foreign-currency denominated funding are, and will continue to be, subject to domestic and international market conditions and investors’ and international lenders’ perception of emerging-market risks.

     Bradesco Argentina. With a view to expanding our operations in Latin America, in December 1999, we established our subsidiary Bradesco Argentina with an initial capitalization of R$54.0 million. Bradesco Argentina’s general purpose is to extend financing, largely to Brazilian companies established in Argentina and, to a lesser extent, to Argentinean companies doing business with Brazil. At December 31, 2004, its total assets were R$49.2 million.

     Boavista Bahamas. We acquired Boavista Bahamas as part of our acquisition of Banco Boavista in October 2000. At December 31, 2004, its total assets were R$307.9 million.

     Bradesco Luxembourg. In January 2002, we acquired Mercantil Luxemburgo. In April 2002, we acquired Banque Banespa International S.A. of Luxembourg and changed its name to Banco Bradesco Luxembourg S.A. In September 2003, we merged Banco Bradesco Luxembourg S.A. and Mercantil Luxemburgo under the name of Banco Bradesco Luxembourg S.A. At December 31, 2004, this subsidiary’s total assets were R$877.4 million.

     Bradesco Services Japan. In October 2001, we incorporated Bradesco Services Japan to provide specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil. At December 31, 2004, its total assets were R$1.1 million.

     Bradesco Securities U.S. Bradesco Securities U.S., our wholly-owned subsidiary, is a broker dealer in the United States. Its focus is on facilitating the purchase and sale of shares, primarily in the form of ADRs. The company is also authorized to deal with bonds, commercial paper and deposit certificates, among other securities, and to provide investment advisory services. Currently, we have more than ninety ADR programs for Brazilian companies that trade on the New York Stock Exchange. In order to leverage our brokerage transactions abroad, Bradesco Securities, Inc. increased its capital by US$20 million in May 2003. At December 31, 2004, Bradesco Securities Inc. had assets in the amount of R$60.4 million.

     Cidade Capital Markets. In February 2002, Bradesco, through BCN, acquired Cidade Capital Markets in Grand Cayman, as part of our acquisition of its parent company Banco Cidade. At December 31, 2004, our subsidiary Cidade Capital Markets had R$82.5 million in assets.

     Bank Operations in the United States

     In January 2004, the United States Federal Reserve Bank granted us permission to operate as a financial holding company in the United States. As a result, we are permitted to operate in the United States market, directly or through a subsidiary, and, among other things, may sell insurance, provide underwriting services, assist with private placements, portfolio management and merchant banking services and manage mutual fund portfolios. We have not begun to offer these services in the United States yet, and we can offer no assurances regarding when or whether we will offer such services, or that such operations will be profitable.

     Foreign Trade Financing

     Our Brazilian foreign trade activities consist primarily of financing export and import transactions. We provide foreign currency payments on behalf of the importer directly to the exporters, linked to the receipt of a local currency payment from the importer. Exporters usually receive an advance in local currency upon the closing of the export contract, in exchange for an assignment of a foreign currency receivable due on the contract maturity date. Financings of imports done prior to the shipment of the goods are called Adiantamento Sobre Contrato de Câmbio, (Advances on Exchange Contracts, or “ACC”), whereby the funds obtained are used in the production of the goods that will be exported. Financings done after the shipment of the goods, when the exporter is awaiting payment, are called Adiantamento Sobre Contrato de Exportação (Advances on Export Contracts, or “ACE”). Other types of financings for exports include pre-payment of exports, BNDES-EXIM on-lending, and advance discounts.

     Our foreign trade portfolio is funded primarily by credit lines with correspondent banks. We maintain relationships with various North American, European, Asian and Latin American financing institutions for this purpose, relying on our network of approximately 1,000 correspondent banks around the world, eighty-five of whom had granted credit lines to us at the end of 2004.

     By December 31, 2004, the costs associated with the financing of exports had reached their lowest levels in recent years, twenty-five basis points above LIBOR for the period of 180 days, and forty basis points above LIBOR for 360 days. In comparison to 2003, financing costs were approximately twenty-five basis points lower in 2004, demonstrating a substantial improvement in the international market’s perception of Brazilian risk.

     In addition to traditional credit lines from banks, we have a R$300 million commercial paper program in the United States amended in June 2004, which matured in June 2005.

     At December 31, 2004, the balance of our export financing transactions was R$8.2 billion and the balance of our import financing transactions was R$1.2 billion. The volume of our foreign exchange contracts for exports reached US$20.0 billion, a 29.7% increase over 2003. During 2004, the volume of our foreign exchange contracts for imports reached US$7.4 billion, a 28.4% increase over 2003. Based on Central Bank information, during 2004, we were the largest source of Brazilian export financing, with a market share for foreign exchange contracts for exports of 21.0% . In addition, our market share for foreign exchange contracts for imports was 13.1%, based upon information provided to us by the Central Bank.

     The following table sets forth the composition of our foreign trade portfolio (excluding non-performing loans) at December 31, 2004:

December 31, 2004

(R$ in millions)
Export Financing
Advances on Exchange Contracts (ACCs)	R$3,021
Advances on Export Contracts (ACEs)	1,499
Pre-payment of exports	2,834
On-lending of funds via BNDES/EXIM	756
Other	71

Total Export Financing	8,181

Import Financing
Foreign-exchange-denominated import financings	744

Withdrawal discounted from import	498

Total Import Financing	1,242

Total Foreign Trade Portfolio	R$9,423

    Other Foreign Exchange Products

     In addition to foreign trade financing, we offer our customers other exchange services and products, such as:

  purchasing and selling of travelers’ checks and foreign currencies;

  cross border money transfers;

  collecting import receivables;

  cashing checks that are denominated in foreign currency; and

  structuring transactions such as receivables securitizations.

     Private Banking Services

     Bradesco Private Banking offers its high net worth individual clients (those who have liquid assets in excess of R$1 million), a range of services, including domestic and foreign investment advice, tax and financial advice and strategies for achieving the client’s financial goals.

     Asset Management

     We manage assets for:

  mutual funds;

  individual and corporate investment portfolios;

  pension funds, including assets guaranteeing the technical reserves of Bradesco Vida e Previdência; and

  insurance companies, including assets guaranteeing the technical reserves of Bradesco Seguros.

     At December 31, 2004, we had R$99.6 billion in total assets under management, representing 14.8% of Brazil’s market share, including R$98.1 billion managed by Bradesco Asset Management and R$1.5 billion in third party funds related to the management, custodial and accounting services of BEM DTVM.

     At December 31, 2004, we offered 507 funds and 105 portfolios to over 2.7 million investors. We also offer a range of fixed asset, floating rate, money-market and other funds. However, we do not currently offer any investments in hedge funds.

     The following tables set forth the distribution of assets among our funds, the number of customers and the number of funds and customer portfolios as of the dates indicated:

	Distribution of Assets(1)
	as of December 31,

	2002	2003	2004

		(R$ in millions)
Mutual Funds
Fixed income	R$43,517	R$69,784	R$83,441
Variable income	1,583	2,710	2,812

Third party share funds	369	1,294	5,067

Total	45,469	73,788	91,320

	Distribution of Assets(1)
	as of December 31,

	2002	2003	2004

		(R$ in millions)
Managed Customer Portfolios
Fixed income	6,257	6,728	5,922
Variable income	2,902	2,305	2,321

Third party share funds	522	196	77

Total	9,681	9,229	8,320

Total	R$55,150	R$83,017	99,640

________________________________________
(1)	Calculated in accordance with the criteria used for ANBID Third Party Asset Management Global Banking, which eliminates the effects of double counting.

	As of December 31,

	2002		2003		2004

	Number	Clients	Number	Clients	Number	Clients

Mutual Funds	424	2,246,992	505	2,758,298	507	2,683,514
Portfolios	80	80	126	415	105	371
Total	504	2,247,072	631	2,758,713	612	2,683,885

     We market our asset management products through our network of branches, our telephone banking services and our Internet-based investment site — ShopInvest. We are continuously working to improve the composition of our investments, through intense commercial analysis, as well as diversification of our funds in order to better serve our clients.

     Consortia

     In Brazil, persons or entities that wish to acquire certain goods can form a group, known as a “consortium,” in which the members pool their resources to assist each other with the purchase of certain consumer goods. The purpose of a consortia is to acquire goods, and Brazilian law forbids the formation of consortia for investment purposes.

     In December 2002, our subsidiary Bradesco Consórcios initiated the sale of consortium memberships, known as “quotas,” to Bradesco employees. This service became available to our customers in January 2003. On December 31, 2004, Bradesco Consórcios registered total sales of over 150,000 quotas, with a total billed amount of approximately R$4.3 billion and a net profit of R$45.5 million. Since May 2004, Bradesco Consórcios has been the leader in the real estate segment, and since December 2004, it has also been the leader in the vehicle segment. Bradesco Consórcios acts as the administrator for the consortia, which are formed to purchase real estate and vehicles.

Insurance, Pension Plans and Certificated Savings Plans

     The diagram below shows the principal elements of our insurance, pension plans and certificated savings plans segment as of December 31, 2004.

     The following table sets forth selected financial data for our insurance, pension plans and certificated savings plans segment for the periods indicated:

	As of and for the year ended December 31,

	2002	2003	2004

	(R$ in millions)
Income statement data:
Net interest income(1)	R$3,021	R$4,959	R$4,937
Non-interest income(1)	5,684	7,020	7,794
Non-interest expense	(7,989)	(10,949)	(12,201)

Income before taxes and minority interest(1)	716	1,030	530
Taxes on income	(173)	(364)	(138)

Income before minority interest(1)	543	666	392
Minority interest	(3)	(2)	(4)

Net income(1)	540	664	388

Balance sheet data:
Total assets	23,678	32,441	40,840

Selected results of operations data:
Insurance premiums:
Life insurance premiums	1,257	1,502	1,615
Health insurance premiums	2,333	2,649	3,036
Automobile, property and casualty insurance
premiums	1,718	1,998	2,113

Total	R$5,308	R$6,149	R$6,764

Pension plan income	21	64	374
Interest income from insurance, pension plans,
certificated savings plans and pension
investment contracts	3,021	4,959	4,937
Changes in technical provisions for insurance,
pension plans, certificated savings plans and
pension investment contracts	(2,261)	(3,777)	(4,326)
Insurance claims	(3,614)	(4,333)	(4,822)
Pension plan operating expenses	(370)	(637)	(751)
________________________________________
(1) Income from customers outside the segment.

     Insurance

     We offer insurance products through a number of different entities, all of which are controlled or managed by our subsidiary Bradesco Seguros. Bradesco Seguros was the largest insurer in Brazil in 2004 based on total revenues and technical provisions, according to information published by SUSEP and ANS. Bradesco Seguros, which is based in the city of Rio de Janeiro, provides a wide range of insurance products to companies and individuals in Brazil. It offers insurance products both on an individual basis and to corporate clients for the purpose of insuring their employees. Its products include health, life, accident, automobile and property and casualty insurance.

     Health Insurance

     Health insurance insures policyholders for medical expenses. We offer our private health assistance plans through our subsidiary Bradesco Saúde S.A., which we call “Bradesco Saúde.” At December 31, 2004, Bradesco Saúde had 2.5 million health insurance policyholders and dental plan holders, including both holders who obtained their insurance through their corporate employers and holders who obtained it on an individual basis. Almost 12,000 companies in Brazil have health insurance policies underwritten by Bradesco Saúde, including thirty-two of the country’s 100 largest companies.

     Bradesco Saúde currently has one of the largest health insurance networks in Brazil. As of December 31, 2004, it included approximately 9,300 laboratories, 9,300 specialized clinics, 18,500 physicians, 3,000 hospitals, 1,100 dental clinics and 5,700 dentists located throughout the country.

     Life Insurance

     Bradesco Seguros offers its term life insurance through its subsidiary Bradesco Vida e Previdência, which had, at December 31, 2004, 6.7 million life insurance policyholders and was ranked first in Brazil in the number of individuals insured, according to information published by SUSEP.

     Automobile, Property and Liability Insurance

     We offer automobile, property, shipping, maritime, aviation and liability insurance through our subsidiary Bradesco Auto-RE Cia de Seguros, or Bradesco Auto-RE. Our automobile insurance covers policyholders’ losses resulting from vehicle theft, damage to vehicles, personal injury and injury to third parties. Our property and casualty insurance is geared towards (i) individuals, particularly those with residential and/or equipment related risks and (ii) with small and medium sized companies.

     We focus on offering our individual customers products with a medium to low premium, but high profitability. For large business groups, Bradesco Auto/RE offers a highly specialized insurance product in accordance with the needs of each business group, including coverage for named, operational, engineering, liability and petroleum-related risks.

     At December 31, 2004, Bradesco Auto/RE had 1.1 million automobile and 819,848 property and casualty insurance policyholders. Bradesco Auto/RE was ranked first in Brazil in the number of insured vehicles and the number of property and casualty insurance policies, according to information published by SUSEP. Bradesco Auto/Re insures over one hundred of the largest companies in the country.

     Sales of Insurance Products

     We sell our insurance products through exclusive brokers in our branch network, as well as through other, non-exclusive brokers throughout Brazil. Bradesco Seguros pays the brokers’ fees on a commission basis. At December 31, 2004, 31,595 brokers offered our insurance policies to the public. We also offer certain automobile, health, property and casualty insurance products directly through our website.

     Pricing

     The costs of medical care, as well as the frequency of claims drive pricing for individual health insurance policies in Brazil. The same factors affect the pricing of group health insurance, although pricing varies depending on the number of insured individuals and the particular geographic region, in accordance with actuarial analysis.

     Pricing for life insurance is based on traditional actuarial tables and regulations published by SUSEP, as the regulatory authority. Pricing takes the characteristics of the product into consideration, such as channels of distribution, acceptance policies, profit margin, fees and taxes.

     Pricing for personal automobile insurance is influenced by the frequency and degree of severity of an individual’s claims, and takes into consideration various other factors, such as the location of the vehicle and its specific characteristics. In accordance with market practice, as of April 2004 we consider a client’s profile in the pricing of automobile insurance.

     The profitability of personal automobile insurance is largely dependent on the prompt identification and correction of the disparity between premium levels and expected claim costs. Premiums charged for vehicle damage coverage reflect the value of the insured automobile and, accordingly, premium levels partially reflect the volume of new automobile sales. The number of policyholders increased 0.2% in 2004 in relation to 2003.

     Pricing in the property and casualty insurance business is driven by claim frequency and average claim amount, as well as the specific characteristics of the insured party’s location. Individual insurance policies take into account a respective individual’s risk factors, which are evaluated, in part, by guidelines published by the IRB.

     Reinsurance

     Brazilian regulations set retention limits on the amount of risks insurance companies may underwrite. Pursuant to the regulations, Bradesco Seguros reinsures with the IRB any risks it underwrites in excess of the retention limits, which are generally risks of losses on insured goods and liability risks. In addition, when Bradesco Seguros reinsures risks with the IRB, it may assist the IRB in entering into reinsurance agreements with international reinsurers in connection with those risks.

     Bradesco Seguros reinsured approximately R$548 million in insurance risks with the IRB in 2004. Although the IRB is liable for any risks it reinsures, Bradesco Seguros remains primarily liable as the direct insurer on all reinsured risks. The Bradesco Seguros owns 21% of the total capital stock of the IRB, which represents 42% of its total capital stock.

     Pension Plans

     We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now the leading pension plan manager in Brazil as measured by pension plan contributions, investment portfolio and technical provisions, based on information published by the National Association of Private Pension Plans, known as “ANAPP.”

     Bradesco Vida e Previdência offers and manages a range of individual plans, including pension plans with lump-sum payouts, annuities and death or disability benefits. Our largest individual plans in terms of equity are of the defined contribution type, including the Vida Gerador de Beneficio Livre, which is known as “VGBL”, the Plano Gerador de Beneficios Livres, which is known as “PGBL” and Fundos de Aposentadoria Individual, which is known as “FAPI.” FAPIs are normal investment mutual funds but are not subject to withholding taxes. VGBLs and PGBLs are pension plans and are also exempt from withholding taxes on income generated by the fund portfolio. Participants in these types of funds are taxed upon redemption of their shares.

     During the first quarter of 2002, Bradesco Vida e Previdência began selling VGBL — Vida Gerador de Benefício Livre, which we refer to as “VGBL,” a pension investment contract that allows holders to redeem accrued policy value monthly over time or in one lump sum after a date chosen by the participant. As of December 31, 2004, Bradesco Vida e Previdência accounted for 45.5% of VGBL sales in Brazil, according to ANAPP.

     As of December 31, 2004, Bradesco Vida e Previdência accounted for 36.9% of the open-end pension plan and VGBL market based on contributions, and 47.1% of assets under management, according to ANAPP.

     Brazilian law currently permits the existence of both “open” and “closed” private pension entities. “Open” private pension entities are those available to all individuals and legal entities who, by means of a regular contribution, wish to subscribe to a benefit plan. “Closed” private pension entities are those available to discreet groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits or income upon periodic contributions from their members, their respective employers or both. Brazilian law allows financial institutions to form individual pension plans with objectives similar to those of pension fund managers, but with a structure similar to a mutual fund.

     Our revenues from pension plan management have risen by an average of 32.6% per year over the past five years, in large part due to increased sales of our services through our branch network.

     We manage pension plans covering more than 1.5 million participants, 82.1% of whom are members of individual plans, and the remainder of whom are individual members of corporate plans. Corporate plans account for 32.7% of our technical reserves.

     Under VGBL, PGBL and FAPI plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL and FAPI by up to 12% of the participant’s complete taxable income. According to applicable law, the redemption and the benefits realized are subject to a withholding tax. Companies in Brazil can establish VGBL, PGBL and FAPI plans for the benefit of their employees. As of December 31, 2004, Bradesco Vida e Previdência managed R$9.1 billion in VGBL, R$5.4 billion in PGBL plans and R$332 million in FAPI plans.

     We are using VGBLs, PGBLs and FAPIs to replace a number of guaranteed-return plans, as guaranteed-return plans pose more risk to us. Guaranteed-return plans guarantee participants a minimum return during the period they make their contributions. The amount of return corresponds to the amount invested at a rate of TR plus a spread of 6% per year. To minimize market fluctuations, we hedge our risk arising from these guaranteed-return plans with investments in Brazilian government treasury notes. Conversely, VGBLs, PGBLs and FAPIs do not have such a guarantee.

     In accordance with US GAAP, we consider VGBLs, PGBLs and FAPIs to be pension investment contracts.

     Bradesco Vida e Previdência also offers pension plans to its corporate customers, most of these plans are tailored to the needs of a specific corporate customer.

Bradesco Vida e Previdência earns revenues primarily by charging:

  monthly service fees based on (1) in the case of funds that guarantee a minimum return, a percentage of the contributions to the plan and the retention of any return on the invested amount in excess of the inflation rate plus 6% per annum and (2) in the case of plans that do not guarantee a minimum return, a percentage of the contributions to the plan and the management fee or part of the fee; and
  from death-benefit plans, fees based on the estimated positive difference between the plan’s claim experience and the actuarial hypotheses on which contributions are calculated.

     Certificated Savings Plans

     Bradesco Capitalização offers our clients' certificated savings plans with the option of making either one contribution or monthly payments. Each certificated savings plan has a nominal value from R$7.00 to R$1,000.00 and earns interest at a rate of TR plus 0.5% per month over the nominal value. From time to time, we have drawings at which some holders of the certificated savings plans win cash prizes of up to R$2 million. The certificated savings plans are redeemable by the holder after twelve months. As of December 31, 2004, we had 31.8 million certificated savings plans outstanding and 2.8 million clients.

     Bradesco Capitalização was the first private certificated savings plan company in the country to receive the ISO 9002 Certification, granted by Fundação Vanzolini. In December 2002 it was updated to ISO 9001:2000 Certification. Bradesco Capitalização was the first company in the sector to receive a “brAA” national rating from Standard & Poor’s, which is its current rating.

Treasury Activities

     We have a single treasury for all of our and our subsidiaries’ activities. Our treasury enters into transactions, including derivative transactions, mainly for hedging purposes (called the “macro hedge”). It enters into these transactions in accordance with limits set forth by our management, under guidelines established by our risk management area, utilizing a value at risk methodology. For more information about our risk methodology, see “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Risk and Risk Management—Market Risk.”

Distribution Channels

     We have the largest private-sector banking network in Brazil. In 2004, as a result of a series of mergers, we closed forty-eight of our branches. Our branch network is complemented by alternative distribution channels such as special banking service posts on the premises of selected companies, ATMs, telephone banking services and Internet banking. In introducing new distribution systems, we have focused on enhancing our security as well as increasing efficiency.

     In addition, in order to foster stronger ties with our corporate clients, we established an additional 239 banking service posts on the premises of selected corporate clients during 2004 and 216 banking service posts in 2003, reaching a total of 2,301 special banking service posts and outlets as of December 31, 2004. We offer the same products and services at these special posts as we offer in our branches.

     For information on our international branches as of December 31, 2004, see “Item 4.—Information on the Company—The Company—International Banking.”

     We also offer banking services in 5,383 Brazilian post offices and through our correspondent offices. For further information about this project, see “—History—Recent Important Acquisitions and Joint Ventures.”

     Specialized Distribution of Products and Services

     As part of our distribution system, we have five areas that offer a range of different products and services on an individualized basis to companies and individuals throughout all specified segments of our client base. By focusing on specified segments of our client base, we are able to provide different levels of attention according to the profile of each client and, as a result, improve our efficiency in services.

     Bradesco Retail

     Bradesco Retail provides banking services to the population at large, mainly assisting individuals with monthly incomes of up to R$4,000, and companies with annual revenues of up to R$15 million. Currently, Bradesco Retail has more than 2,700 branches and more than 2,300 other service locations and more than 15 million clients carry out millions of daily transactions at these locations. We reward our biggest customers in this segment by providing them with personalized services.

     Bradesco Corporate

     Bradesco Corporate was created in 1999 and targets companies which have annual revenues of more than R$180 million. We currently have 119 relationship managers offering a range of traditional as well as tailor-made products to these customers.

     Bradesco Corporate is ISO 9001:2000 certified, and provides exclusive customer service specialists for our corporate customers. In addition, we offer international partnership opportunities through UFJ-Japan, BBVA-Spain, BES-Portugal. We were the first Brazilian bank to carry out an operational agreement through a strategic alliance with UFJ Bank, enabling approximately 300,000 Brazilian residents in Japan to access our banking services from abroad.

     Bradesco Corporate also focuses on the management needs of specific clients:

  Agribusiness – We provide assistance throughout the production chain for agricultural related businesses, searching for solutions directly related to the needs of the companies in this industry, as well as offering traditional products and services;

  Asian Desk – We offer Asian clients in Brazil financial solutions in connection with their investments in Japan and the rest of Asia.

  Euro Desk – We assist large clients in Spain and in Brazil by exploring synergies for businesses operating in Europe, United States and Latin America.

     Bradesco Companies

     Bradesco Companies was created in 2002 and is focused on a corporate clientele, with annual revenues of R$15 million to R$180 million, through sixty-six exclusive branches throughout Brazil.

     Bradesco Companies strives to offer excellent business management with respect to loans, investments, foreign commerce, derivatives, structuralized cash management and transactions.

     The Bradesco Companies’ team has 362 relationship managers, each certified by the Certification Program of ANBID, who focus on an average of twenty-five to thirty economic groups each, representing 17,319 companies in various industries.

     Bradesco Private Banking

     Bradesco Private Banking was created in 2000 to manage our relationships with high net worth individuals. We seek to create optimal, tailor-made financial solutions for each high net worth client, and assist with asset allocation, tax and estate planning. Bradesco Private Banking was the first private banking institution in Brazil to be awarded an ISO 9001:2000 Certification.

     Bradesco Prime

     Bradesco Prime was created in May 2003 to provide traditional and specialized products and services to individuals with monthly incomes of at least R$4,000 or investments worth at least R$50,000. The 1,023 managers working at Bradesco Prime are professionals who are constantly assessing and considering the financial needs of the 206,175 clients in this segment.

     Bradesco Prime attempts to co-ordinate commercial relationships for customers within this segment by providing branches for the exclusive use of these customers and by ensuring that our relationship managers deal with a small portfolio of clients, specifically tailoring their services to the customers’ needs. In addition to a variety of products and services, Bradesco Prime offers its clients membership in the “Conta Prime Bradesco,” an allegiance program that attempts to develop, by offering increased benefits, relationships between our clients and Bradesco.

     We currently have a network of 177 exclusive branches in the Bradesco Prime segment, located throughout Brazil, with 147 exclusive branches in spaces shared with the retail segment and thirty separate branches. Additionally, clients may:

  use exclusive sites on our website;

  receive specialized assistance from our call center; and

  have access to branches and ATMs throughout Brazil.

     Bradesco Prime offers:

  Agência Prime Digital, which focuses on client customer service through call centers with expanded schedules (from 8:00 AM to 8:00 PM, 7 days per week, including holidays); and

  Agência Prime Cidade de Deus, the first wireless branch in Latin America, whereby managers, through the use of wireless technology, are able to offer our clients financial services at their place of business.

     Our relationship managers are professionals constantly working to meet the financial needs of our clients. All of our relationship managers are enrolled in ANBID’s certification program.

     Branch System

     The principal distribution channel for our banking services is our branch network. In addition to offering retail banking services, the branches serve as a distribution network for all of the other products and services we offer to our customers, including our payment processing and collection services, our private banking services and our asset management products. We market our leasing services through channels operated by our branch network, as well as directly through our wholly-owned subsidiary Bradesco Leasing. Bradesco Corretora and Bradesco Consórcios also market brokerage, trading and consortium services through our branches. Bradesco Vida e Previdência sells its products on a commission basis through 8,102 independent agents nationwide, most of whom are based in our facilities.

     We sell our insurance products and pension plan products through exclusive brokers based in our network of bank branches, non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis, and through our website. At December 31, 2004, 31,595 non-exclusive brokers offered our insurance policies to the public. Our certificated savings plans are offered through our branches, the Internet, customer services and external distribution channels.

     The table below sets forth the distribution of sales of the indicated products through our branches and outside our branches:

	2002	2003	2004

	(percentage of total sales, per product)
Insurance products
Sales through the branches	29.4%	37.4%	38.5%
Sales outside the branches	70.6	62.6	61.5

Pension plan products
Sales through the branches	85.8	72.1	85.4
Sales outside the branches	14.2	27.9	14.6

Leasing products
Sales through the branches	97.0	96.6	91.2
Sales outside the branches	3.0	3.4	8.8

Certificated savings plans
Sales through the branches	94.9	89.8	89.7
Sales outside the branches	5.1%	10.2%	10.3%

     Processing

     We have two data processing centers, with twenty-four large-scale computers and 918 medium scale computers. All of our branches and ATMs have telecommunications services capable of exchanging data with any one of the two data processing centers. This system processes all of our transactions, as well as, those of our other affiliates.

     Internet and Telephone Access

     Our clients may access their monthly statements as well as consult their transaction records through a variety of electronic or telephone methods: ATMs, fone fácil and the internet.

     ATM

     Our ATM network is distributed in strategic locations throughout the country and consists of 21,822 ATMs (including 19,239 ATMs which operate during the weekends and holidays), which handle an average of 5.3 million transactions each day. We are in the process of replacing old ATMs and currently replace approximately 400 old machines with new machines each month.

     Internet Services

     We offer our clients 445 different services through our website (255 services for individuals and 190 for corporations). During 2004 we served 6.4 million clients and registered 281 million banking transactions through our Internet banking services.

     Through ShopInvest, the first Internet stock trading service in Brazil, investors, regardless of whether they are our clients, may easily conduct their transactions in a secure environment. ShopInvest provides investors with complete and accurate information about the financial markets, which allows the investor to make appropriate and informed investment decisions. As of December 31, 2004, ShopInvest had more than 1 million registered users and carried out approximately 1.1 million transactions valued at a total amount of R$5.9 billion. ShopInvest offers investors the opportunity to invest in fifteen mutual funds.

     We offer 112 “WebPoints” Internet access stations. WebPoint allows customers who do not own a computer to access the Internet.

     ShopCredit allows individuals and corporate entities to fund lines of credit and financing. In 2004, ShopCredit registered approximately 11.4 million transactions valued at R$276.2 million.

     Through Bradesco Net Empresa, a website for corporate entities, our clients can transfer funds between bank accounts and make payments or conduct other banking transactions, among other services. As of December 31, 2004, we had registered 284,230 participating companies and approximately 22.4 million transactions were carried out over Bradesco Net Empresa.

     Telephone Service

     With our “easy phone” service, our clients may conduct their banking activities by telephone at any time without having to visit a branch or an ATM. Our 1,492 customer service center telephone operators at our centers in São Paulo and Osasco service our commercial banking as well as credit card clients. In 2004, we responded to 240.7 million calls, corresponding to transactions with an aggregate value of R$5.5 billion. Our customer service center was the first in the banking sector to receive a ISO9001:2000 certificate of quality.

     Customers may use our telephone customer service center to access a wide range of products and services, including to:

  check account balances and the status of transactions;

  transfer funds between accounts, including to other banks;

  pay bills;

  apply for loans or credit cards;

  execute and manage their investments;

  purchase certificated savings plans; and

  invest in private pension plans.

Capital Expenditures

     For a discussion of our capital expenditures during the last three years, see “Item 5. Operating and Financial Review and Prospects - Capital Expenditures.”

Risk Management

     Risk Management Area

     Our risk management area is fully independent from our management and is responsible for assuring control over and monitoring of market risks, including credit and operational risks. Our risk management area monitors the procedures we have in place to prevent money laundering and it is also responsible for coordinating our efforts to comply with the Central Bank regulations related to the Basel Committee on Banking Supervision’s new capital accord (Basel II) and Section 404 of the Sarbanes-Oxley Act.

     In 2004, we extended our risk analysis procedures to our subsidiaries, including Bradesco Vida e Previdência, Bradesco Saúde, Bradesco Seguros, BRAM and Bradesco Capitalização. As a result, all of our risk management activities are supervised by, and in some cases carried out by, our risk management area.

     Market Risk Management

     Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies or other indices of the institution’s asset and liability portfolios.

     We measure and manage market risks through methodologies and models which are consistent with local and international market realities, ensuring that our strategic decisions are implemented quickly and reliably.

     We have adopted a conservative policy regarding market risk exposure: Risk limits, what we deem “Value at Risk” are defined by senior management, and compliance is monitored daily by an area which is independent from portfolio management. The Value at Risk methodology has an accuracy level of 97.5% and is based upon statistical and economic studies conducted by us which we validate daily using back testing techniques. In addition, we perform a daily sensitivity analysis to measure the effect of the movement of Brazilian interest rates and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on our portfolio.

     For further information on how we assess and monitor market risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

     Credit Risk Management

     As part of our credit risk management enhancement process, we are working to improve the procedures for gathering and controlling portfolio information, developing new loss estimation models, enhancing and preparing the rating inventories used in the different sectors in which we operate, overseeing credit analysis, granting and settlement processes, monitoring credit concentration and identifying the causes of loan defaults.

     We have focused our efforts on the adoption of advanced credit risk models that are used to assess the risks inherent in all the components of the credit process. The credit risk models that we have adopted are in line with best international practices, as well as the recommendations of the Basel Capital Accords.

     The Executive Credit Risk Committee was created in 2004 and is responsible for assuring the strategic management of our credit portfolio transactions, through monthly meetings with our management.

In addition, the Executive Credit Risk Committee is responsible for:

  the implementation of the system used to calculate projected and unexpected losses and corresponding capital allocation in accordance with Basel II requirements;

  the back testing of models used to assess credit portfolio risks;

  the optimization of the management systems designed to meet the requirements of the present customer and departments segmentation approach, with an emphasis on decision making and credit portfolio management;

  periodic monitoring of the major events of default of loan agreements, through individual analysis of our clients’ credit history and recovery estimates made by the principally involved areas (commercial, credit and recovery); and

  continuously revising and restructuring our internal processes for monitoring credit risk, review of organizational structures and improving our information technology capacities in this area.

     Operating Risk Management

     Operating risks are those events which affect our customers or our business operations and which could occur as a result of the business interruption, system failure, error, omission, fraud or external event.

     We manage operating risks based on methodologies and tools designed to permit, among other benefits, a decrease in unsubscribed regulatory capital and potential operating loss events. Our policies emphasize a corporate culture focused on risk management at all corporate levels and the establishment of ongoing procedures used to monitor our potential degree of risk exposure.

     We have prepared an action plan designed to achieve full compliance with the ten principles of good operating-risk-management practice established by Basel II and Central Bank regulatory requirements. In this regard, we have instituted a specific management system for streamlining risk management information which is designed to monitor and properly comprehend operating loss events, facilitating an in-depth assessment of such events based on either management or accounting controls.

     Our goal is to implement the Advanced Model Approach of Operational Risk Management developed by the Basel Committee. We believe that the application of the Advanced Model Approach will allow us to allocate less resources to reserve capital and increase our competitive advantage as a result of improved operating efficiencies and decreased losses.

     Management of Internal Controls and Compliance

     We are continuously developing policies, systems and internal controls to mitigate potential losses generated by our risk exposure and to strengthen our existing corporate governance policies. We have also adopted additional methodologies and criteria for identification, classification, evaluation and monitoring of risks. The dedicated staff we have working solely in this area and the investments in technology and training of our personnel that we have made have allowed us to create internal controls and compliance management that is effective and consistent with international standards. We are currently adjusting these policies in order to comply with Section 404 of Sarbanes-Oxley Act.

     Our Internal Control Area is a unit of the Risk Management and Compliance Department and is responsible for the preparation and disclosure of technical instructions, criteria and procedures related to internal controls and compliance. It reports directly to our Chief Executive Officer and provides periodic status reports to the Audit Committee and the Board of Directors.

     Some of the key aspects of our risk management and compliance efforts are:

  Implementation of an internal controls system based on the twenty-five Internal Control Principles defined by the Basel Committee and the methodology of the Committee of Sponsoring Organizations (COSO). The implementation of this system has strengthened the procedures we follow to mitigate risks and has assisted our compliance with regulatory requirements, including Section 404 of the Sarbanes-Oxley Act;

  Our compliance agents are responsible for the identification, classification, evaluation and monitoring of risks and controls, as well as for the elaboration of tests of adherence and plans of action, in accordance with the standards established by the Internal Controls Area;

  Implementation of SPB (Brazilian Payments System) management, designed to guarantee the efficiency of the system, which transmits electronic messages between our banks and all the entities comprising this system. In addition, we have an SPB Systems Contingency Plan which has been developed to ensure that system failures are kept to a minimum;

  The TED (Online Cash Transfers) validation system designed to reduce operating risks generated by the unauthorized transfer of funds from the Bradesco Group, providing a greater level of security and reliability in transactions;

  Implementation of measures to prevent and combat money laundering in conformity with best corporate governance practices. These measures are reviewed during regular staff training programs. We are also constantly improving the technology we use to monitor financial movement in order to prevent our company from becoming involved in transactions or situations which could be, directly or indirectly, related to money laundering crimes, defined in Law 9613/98; and

  Implementation of Information Security Management, a series of measures comprised mainly of controls and a security policy designed to protect customer and corporate information. We have a formal structure, with specific objectives and responsibilities, for defining, maintaining and improving information security in the corporate environment. The following policies are adopted in relation to customer information:

-	Information is gathered legally and with the customers’ knowledge;

-	Information transmitted to us is stored integrally and securely and undergoes no modification and access is restricted to authorized personnel only;

-	Information is only used for purposes which have been properly approved by the Organization; and

-	Customer information is never disclosed to third parties, except upon legal or judicial determination.

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

     In all cases, funds are only advanced once the appropriate body has approved the line of credit. We review the credit limits of our large corporate clients at least every 180 days. Credits extended to other customers, including individuals, small and midsized corporations, are reviewed at least every ninety days.

     If a loan is in arrears, the manager of the branch or department that authorized the credit is responsible for taking the initial steps to determine if the default can be remedied. If the loan remains in default after exhaustion of extra-judicial collection strategies, the manager of the branch or department refers the loan to the Credit Collection Department.

     Our credit policy is not static: as part of our risk management process, we continue to refine our credit procedures, including our procedures for collecting data on borrowers, for calculating potential losses and for evaluating applicable ratings. In addition, we are evaluating our institutional credit risk management in the light of the expected recommendations of the new Basel Accord, including:

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

Range of loan
approval authority

	Un-	Collateralized
	Collateralized	loan
loan

Decision-making authority	(R$ in thousands)
Manager of very small branch(1)	R$0 to 5	R$0 to 10
Manager of small branch(2)	0 to 10	0 to 20
Manager of average branch(3)	0 to 15	0 to 30
Manager of large branch(4)	0 to 20	0 to 50
________________________________________
(1)	Branch with total deposits below R$1,999,999.
(2)	Branch with total deposits between R$2,000,000 and R$5,999,999.
(3)	Branch with total deposits between R$6,000,000 and R$14,999,999.
(4)	Branch with total deposits above R$15,000,000.

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

     If the branch manager is not authorized to approve the requested loan, the decision is submitted to a higher level of our credit department. The following table sets out the range within which each decision-making authority approves loans to individuals above R$50,000, irrespective of the type of credit support:

	Amount of loan

	Minimum	Maximum

	(R$ in thousands)
Decision-making authority
Credit department	R$51	R$8,000
Credit director	8,001	10,000
Daily credit committee	10,001	35,000
Executive credit committee	35,001	100,000
Executive credit committee with approval by President	Over 100,000

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

     The following table sets out the range within which branch managers may approve corporate loans, depending on the amount and the type of credit support offered:

Range of loan approval authority

	Un-Collateralized loan	Collateralized loan

(R$ in thousands)
Decision-making authority
Manager of very small branch(1)	R$0 to 10	R$0 to 60
Manager of small branch(2)	0 to 20	0 to 120
Manager of average branch(3)	0 to 30	0 to 240
Manager of large branch(4)	0 to 50	0 to 400
Manager of Bradesco Company branch(5)	0 to 100	0 to 400
________________________________________
(1)	Branch with total deposits below R$1,999,999.
(2)	Branch with total deposits between R$2,000,000 and R$5,999,999.
(3)	Branch with total deposits between R$6,000,000 and R$14,999,999.
(4)	Branch with total deposits above R$15,000,000.
(5)	Branch with exclusive middle market companies.

     The following table sets out the range within which each of our decision-making authorities approves loans for corporate customers above R$400,000, irrespective of the type of security offered:

	Amount of loan

	Minimum	Maximum

	(R$ in thousands)
Decision-making authority
Credit department	R$401	R$8,000
Credit director	8,001	10,000
Daily credit committee	10,001	35,000
Executive credit committee	35,001	100,000
Executive credit committee with
approval by President	Over 100,000

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

     Processing Systems

     Our principal computer facilities are located in our two operations centers in Osasco and Alphaville (Barueri), in the state of São Paulo. Our critical systems can be covered from either of the operations centers in the event one is shut down or experiences a malfunction. To date, neither of the operations centers has been shut down or experienced any material malfunction. To ensure the continuity of our operations in case of power outages, our Osasco operations center has the energy capacity to be self-sufficient for fifty-six hours, and our Alphaville (Barueri) operations center has the energy capacity to be self-sufficient for sixty-five hours. If we have sufficient access to fuel, we have the capacity to provide ourselves with electricity indefinitely.

Funding

     Deposit-taking Activities

     Our principal source of funding is deposits from Brazilian individuals and businesses. At December 31, 2004, our total deposits were R$68.6 billion, representing 42.5% of our total liabilities.

     We provide the following types of deposit accounts:

  checking accounts;

  deposit accounts for investments;

  savings accounts;

  time deposits; and

  deposits from financial institutions.

     The following table sets forth our total deposits, by type and source, as of the dates indicated:

				% of total
	December 31,			deposits

	2002	2003	2004	2004

	(R$ in millions, except percentages)
From customers
Demand deposits	R$13,374	R$12,912	R$15,384	22.4
Savings deposits	20,731	22,140	24,783	36.1
Time deposits	22,202	22,944	28,460	41.5
From financial institutions	26	31	20	-

Total	R$56,333	R$58,027	R$68,647	100.0%

     Under applicable regulations, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our clients with the Central Bank as compulsory deposits, as follows:

     Demand Deposits and deposit accounts for investments: We are required to deposit 45% of the average daily balance of our demand deposits and deposit accounts for investment in excess of R$44 million with the Central Bank on a non-interest bearing basis.

     Savings deposits: We are required to deposit, in an account with the Central Bank, an amount in cash equivalent to 20% of the average aggregate balance of our savings account deposits during the prior week. The account bears interest annually at TR plus interest rate of 6.17% .

     Time deposits: We are required to deposit with the Central Bank, in the form of federal securities, 15% of the average daily balance of our time deposits in excess of R$30 million, less an additional R$300 million. The securities bear interest in accordance with market rates.

     In addition, we are required to deposit an additional amount equal to (a) 8% of the average aggregate balance of our time and demand account deposits during the prior week plus (b) 10% of the average aggregate balance of our saving account deposits during the prior week, to the extent that the percentages in (a) and (b) are applicable to the balance of our deposits exceeding R$100 million. This additional amount is deposited in an account with the Central Bank that bears interest at the SELIC rate.

     Present Central Bank regulations require that we:

  allocate a minimum of 25% of cash deposits to providing rural credit (if we do not do so, we must deposit the unused amount in a non-interest bearing account with the Central Bank);

  allocate 2% of checking deposits received to micro credit transactions; and

  allocate a minimum of 65% of the total amount of deposits in savings accounts to finance residential real estate or housing construction. Amounts that can be used to satisfy this requirement include direct residential real estate financings, mortgage notes, charged-off residential real-estate or housing construction loans and certain other financings, all as specified in guidance issued by the Central Bank.

     Savings deposits in Brazil typically only pay interest on a floating basis of TR plus 0.5% per month after funds have been left on deposit for at least one calendar month by individuals and not-for-profit entities and ninety days by corporations. Interest earned on individual savings accounts is free from income tax.

     CDBs pay either a fixed or a floating rate, which is typically a percentage of the interbank rate. The breakdown between fixed and floating rate CDBs deposited with the Central Bank varies from time to time, depending on the market’s interest rate expectations.

     Cash deposits, investment deposits, savings accounts, term deposits, mortgage notes, letters of credit, and notes we issue are guaranteed by the Credit Guarantee Fund, known as “FGC,” up to R$20,000 per client, in the event of a bank’s liquidation.

     We issue CDIs to other financial institutions. Trading in CDIs is restricted to the interbank market. CDIs have a fixed or a floating rate for one day or longer terms.

     Other Funding Sources

     Our other funding sources include our capital markets operations, import/export operations and on-lending.

     The following table sets forth the source and amount of our other funding sources as of the dates indicated:

	December 31,

	2002	2003	2004

	(R$ in millions)
Funding Sources
Import/export	R$7,741	R$6,034	R$5,340
BNDES/FINAME	7,000	7,556	8,357
Leasing obligations	443	449	333
Capital markets
Domestic	7,633	27,490	16,532
Euronotes	2,077	3,290	1,619
Mortgage-backed securities	369	1,017	674
Subordinated notes	3,322	4,995	5,973
Securitization of credit card payment
orders and receivables	—	2,599	2,655
Commercial paper	1,884	1,761	2,920
Other	192	187	54

Total
	R$30,661	R$55,378	R$44,457

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

     We conduct on-lending operations where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations. BNDES, the International Bank of Reconstruction and Development and the IDB are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are ours, subject to certain limitations set by the branches supplying the funds.

Property, Plant and Equipment

     As of December 31, 2004, we owned 863 properties and leased 2,192 properties throughout Brazil, and six properties abroad, all of which we used for the operation of our branches and performance of our business. We own the real property where our head office is located, in Cidade de Deus, Osasco, São Paulo–Brazil. Substantially all of our leased property is leased under renewable contracts with terms of an average of twelve years.

Seasonality

We believe that seasonality does not materially affect our businesses.

Competition

     We face significant competition in all of our principal areas of operation, as the Brazilian markets for financial and banking services are highly competitive. At December 31, 2004, there were 139 multiple-service banks providing a full range of commercial banking, consumer finance, investment banking and other services, twenty-four commercial banks, twenty-one investment banks, and numerous brokerage, leasing, savings and loan and other financial institutions in Brazil. For a discussion of the risks related to competition, see “Item 3. Key Information—Risk Factors—Risks relating to Bradesco and the Brazilian Banking Industry—The increasingly competitive environment in the Brazilian banking and insurance industries may negatively affect our business prospects.”

     Public-sector banking institutions also play an important role in the banking industry, the largest segment of the financial system, and operate within the same legal and regulatory framework as the private-sector banks. The largest Brazilian financial institution in terms of assets is Banco do Brasil, which is government-owned. Banco do Brazil’s branch network is more extensive than ours. The private commercial banking sector is dominated, in terms of both total loans and total deposits, by four banks: ourselves, Banco Itaú S.A., also known as “Banco Itaú,” Banco Santander S.A., also known as “Banco Santander,” and Unibanco, all of which have a strong national presence.

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

     The Brazilian banking industry has also been facing increasing competition from foreign banks in recent years. Besides Banco Santander, certain large United States, European and Asian banks, including Citibank, BankBoston, ABN AMRO and Hong Kong and Shanghai Banking Corporation, known as “HSBC,” are currently operating in Brazil. Other foreign banks could enter into the Brazilian market and increase its competitiveness. Foreign banks can also participate in the privatization process. As of December 31, 2004, foreign banks held approximately 18.2% of the total assets in the Brazilian financial system.

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

     Credit Cards

     The Brazilian credit card market is highly competitive, with approximately 52 million credit cards issued as of December 31, 2004. Our primary competitors are Credicard, Banco do Brasil, Banco Itaú and Unibanco. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and the relative benefits the cards offer.

     Other competition for credit cards exists in the form of post-dated checks, a popular means of term payment in Brazil in which customers pay for merchandise and services with future dated bank checks, effectively allowing payment in installments over a longer term. Because of their convenience and growing acceptance, we believe that credit cards will gradually replace post-dated checks.

     Leasing

     In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers (such as HP and IBM) and large banks (such as Banco Itaú, Banco Safra, ABN AMRO and Banco do Brasil). We currently enjoy certain competitive advantages, as we have the largest branch network among our private sector competitors. In addition, our size allows us to fund our leasing activities at more favorable rates, leading to lower interest rate charges for our customers.

     Asset Management

     The Brazilian asset management industry has grown significantly in recent years. In 2004, we obtained significant amounts from pension plan funds (PGBLs and VGBLs) and also through a retail fund (Bradesco FAQ Hiperfundo DI). Until the mid-1990s, the asset management industry was dominated by commercial banks offering fixed-income funds to their retail bank customers. However, banks moved their asset management areas to independent legal entities, such as BRAM, in order to segregate their asset management and treasury operations to comply with banking regulations. Other companies specializing in asset management, generally affiliated with foreign banks, have been established in Brazil in recent years. As a result, competition in the asset management industry has increased dramatically since 1995. Our primary competition in this sector includes Banco do Brasil, Banco Itaú and Unibanco.

     Insurance, Pension Plans and Certificated Savings Plans

     Insurance

     Bradesco Seguros faces increased competition from a number of Brazilian and multinational corporations in all of its insurance operations.

     As of December 31, 2004, our primary competitors were Sul América Cia. Nacional de Seguros, Itaú Seguros S.A., Unibanco AIG Seguros S.A., Porto Seguro Cia. de Seguros Gerais, Banco do Brasil Seguros and Caixa Seguradora S.A., which represent in the aggregate approximately 44% of the total premiums generated in the market, pursuant to information from SUSEP and ANS. Although national companies underwrite the majority of the insurance business, we also face competition from local and regional companies primarily in the health insurance segment where they are able to operate at a lower cost or specialize in providing coverage to particular risk groups.

     Competition in the Brazilian insurance industry has changed dramatically in the past few years as foreign companies have begun to form joint ventures with Brazilian insurance companies that have expertise in the Brazilian market. For example, in March 2002, the Dutch bank ING acquired an interest in one of the companies of the Sul América Group. The AIG group has been operating in the Brazilian insurance sector since 1996 through a joint venture with Unibanco. Hartford operates in Brazil through a joint venture with the Icatu Group while AXA, AGF, ACE, Generalli and other international insurers offer insurance products in Brazil through their own local facilities.

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

     Pension Plans

     The monetary stability that accompanied the implementation of the real plan stimulated the pension plan sector, attracting to the Brazilian market new international pension funds, such as Principal, which created Brasilprev in association with Banco do Brasil; Hartford, through a joint venture with the Icatu Group; ING through a partnership with Sul América, MetLife; and Nationwide, among others.

     In addition to monetary stability, favorable tax treatment and the prospect of a fundamental reform of Brazil’s social security system contributed to the increase in competition.

     Bradesco Vida e Previdência is currently the leader of the pension plan market, accounting for 47.1 % of assets under management in the sector as of December 31, 2004, according to ANAPP.

     We believe that the Bradesco brand name, together with our extensive branch network, our pioneer strategy and product innovation, are our competitive advantages.

     Certificated Savings Plans

     The certificated savings plan market became more competitive beginning in 1994 as exchange rates became more stable and levels of inflation were reduced. As of December 31, 2004, Bradesco Capitalização was second in the industry ranking, with 20.6% of the market based on technical revenues and 22.0% based on provisions, according to SUSEP.

     Our primary competitors in the certificated savings plan area are Brasilcap Capitalização S.A., Itaú Capitalização S.A., Icatu Hartford Capitalização S.A., Unibanco Companhia de Capitalização and Caixa Capitalização S.A. Offering low-cost products with a high number of drawings for prizes, financial soundness and brand recognition are the principal competitive factors in this industry.

REGULATION AND SUPERVISION

Principal Financial Institutions

     As of December 31, 2004, fourteen public sector commercial and multiple-service banks controlled by federal and state governments and 149 commercial and multiple-service banks owned by the private sector operated in Brazil. For purposes of Brazilian regulations, insurance companies, private pension plans and certificated savings plan providers are not considered financial institutions.

     Public Sector Financial Institutions

     The Brazilian federal and state governments control various commercial banks and financial institutions. The primary purpose of these institutions is to foster economic development. Government-owned banking institutions play an important role in the Brazilian banking industry. These institutions hold a significant portion of the banking system’s total deposits and total assets and are the major lenders of government funds to industry and agriculture. In the last eight years several public sector multiple-service banks have been privatized and acquired by Brazilian and foreign financial groups.

     The primary government-controlled banks include:

  Banco do Brasil, a federal government-controlled bank which provides a full range of banking products to the public and private sectors. Banco do Brasil is the largest multiple- service bank in Brazil and the primary financial agent of the federal government;

  BNDES, a development bank wholly-owned by the federal government which grants medium and long-term financing to the Brazilian private sector. BNDES’ activities include managing the federal government’s privatization program; and

  Caixa Econômica Federal, a multiple-service bank wholly-owned by the federal government which acts as the principal agent of the government-regulated system for providing housing financing. Caixa Econômica Federal is ranked first among Brazilian banks in terms of savings accounts and housing financing.

     Private Sector Financial Institutions

     As of December 31, 2004, private sector financial institutions operating in the Brazilian financial sector included:

  149 commercial and multiple-service banks providing a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate finance;

  21 investment banks engaged primarily in specialized credit operations and securities underwriting and trading; and

  46 consumer credit companies, 138 securities dealerships, 186 brokerage companies, 51 leasing companies, 5,218 investment funds and mutual funds and 18 savings associations and real estate credit companies.

     The 149 commercial and multiple-service banks operating in Brazil on December 31, 2004 included 65 banks controlled by Brazilian individuals and entities, 53 banks controlled by foreign persons and entities, and 31 banks, which were jointly controlled by Brazilian and foreign persons and entities.

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

  having the power to authorize corporate documents, capital increases and the establishment or transfer of principal places of business or branches (in Brazil or abroad);

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

     The CVM is responsible for the supervision and regulation of variable income mutual funds. In addition, since November 2004, the CVM has had the authority to regulate and supervise fixed income assets funds. For more information, please see “Regulation of Asset Management.”

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
-	any individual that controls the institution or holds, directly or indirectly, more than 10% of its share capital;

-	any entity that controls the institution or with which it is under common control, or any officer, director or member of the fiscal council of such entity, or any immediate family member of such individuals;

-	any entity that, directly or indirectly, holds more than 10% of its shares (with some exceptions);

-	any entity that it controls or of which it directly or indirectly holds more than 10% of the share capital;

-	any entity whose board of executive officers is made up of the same or substantially the same members as its own executive committee; or

-	its executive officers and directors (including their immediate families) or any company controlled by its executive officers and directors or their immediate families or in which any of them, directly or indirectly, holds more than 10% of the share capital.

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

     For further discussion see “Item 5. Operating and Financial Review and Prospects—Capital Compliance.”

     The adjusted net worth of a financial institution is represented by the sum of its Tier I and Tier II capital and is utilized in determining its operational limits.

     Financial institutions, excepting credit unions, must keep consolidated accounting registers (for purposes of calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or with partners, a controlling participation in such companies. When their participation does not result in control of a company, financial institutions can opt to account for the holding as equity in earnings of unconsolidated companies instead of consolidation.

     Under certain conditions and within certain limits, financial institutions are able to include subordinated debt in the determination of their capital requirements for purposes of calculating their operational limits, provided that such subordinated debt complies with the following requirements:

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

     In the past the Central Bank has imposed on other types of transactions certain compulsory deposit requirements that are no longer in effect, and could reimpose these requirements or impose similar restrictions in the future. For more information on Central Bank restrictions see “Item 3. Key

Information—Risk Factors—Risks Relating to Bradesco and the Brazilian Banking Industry.”

     As of August 2003, we have been required to direct a portion of our cash deposits to credit transactions that benefit the low-income population and small companies. The relevant CMN regulations mandate that these credit transactions have the following characteristics:

  the maximum amount per transaction loaned to any borrower is limited to R$600 for individuals and R$1,000 for small companies;

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

     On-lending of Funds Borrowed Abroad

     Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These on-lendings take the form of loans denominated in Brazilian currency but indexed to the U.S. dollar. The terms of the on-lending must mirror the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction the financial institution may only charge an on-lending commission.

     Foreign Currency Position

     Transactions in Brazil involving the sale and purchase of foreign currency may only be conducted by institutions authorized by the Central Bank to operate in the foreign exchange market.

     For purposes of the exchange control regulations, until March 14, 2005, the Brazilian foreign exchange market was divided into two segments, the commercial rate exchange market (“Commercial Market”) and the floating rate exchange market (“Floating Market”). The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally require registration with the Central Bank. The Floating Market applied to all transactions to which the Commercial Market did not apply. Only banks, brokers, dealers and the Central Bank had access to the Commercial Market, whereas the Floating Market was open to all institutions authorized by the Central Bank.

     In March 2005 the Central Bank enacted new regulations which introduced significant changes in the foreign currency exchange regime. These rules were announced by the Central Bank as part of a liberalization program intended to enhance market efficiency and to allow more transparency of the flows of foreign currency into and out of Brazil.

     Under the new rules, the previously existing Commercial and Floating Markets were unified under a single foreign currency exchange regime (the “Exchange Market”), in which all foreign exchange currency transactions are concentrated. The newly unified Exchange Market allows the liquidation in foreign currency of any commitments in reais which are contracted between individuals and/or legal entities resident in Brazil and individuals or legal entities resident abroad, upon the presentation of the revelevant documentation.

     Access to the Exchange Market may be granted by the Central Bank to commercial banks, multiple banks, investment banks, development banks, savings and loans entities, financing and investment associations, foreign exchange brokers, securities brokers and dealers, and travel agencies. Entities which were authorized to operate in the old Commercial and Floating Markets as of March 4, 2005, have been automatically authorized to operate in the new Exchange Market.

     The Central Bank currently does not impose limits on the commercial and floating rate exchange combined long positions (i.e., where the aggregate amount of the purchases of foreign currency is greater than the amount of the sales) of institutions authorized to operate in the Exchange Market. Banks may hold combined short positions (i.e., when the aggregate amount of purchases of foreign currency is less than the amount of sales) in the Exchange Market up to a certain proportion of the amount of their adjusted shareholders’ equity. If a bank’s combined long position in the Exchange Market is more than US$6.0 million on any given day, then the bank is required to deposit the excess amount with the Central Bank.

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

     In the case of corporate borrowers, the nine categories that we use are as follows:

Rating	Our Classification	Our Concept

AA	Excellent	First-tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.

A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.

B	Good	Company or group, regardless of size, with good economic and financial positioning.

C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.

D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting information, under risk management.

Collections of doubtful loans are classified as follows, based on the percentage of expected loss:

Rating	Our Classification

E	Deficient

F	Bad

G	Critical

H	Uncollectible

     A loan may be upgraded if it has a credit support or downgraded if in default.

     In the case of transactions with individuals, we have a similar nine-category ranking system. We grade the credit based on data including the individual’s income, net worth and credit history (as well as other personal data).

     Financial institutions must make monthly loan loss provisions to match contingencies. In general, banks review the loan classifications annually. However, a review is made every six months in the case of transactions that are extended to a single client or economic group whose aggregate amount exceeds 5% of the financial institution’s adjusted net worth. A past due loan is reviewed monthly.

     For past due loans, the regulations establish maximum risk classifications, as follows:

Number of Days Past Due(1)	Maximum Classification

15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H
________________________________________
(1)	The period should be doubled in the case of loans with maturity in excess of thirty-six months.

     Financial institutions are required to determine, on a monthly basis, whether any loans must be reclassified as a result of these maximum classifications, and if so, they must adjust their provisions accordingly.

     The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the credit operation, as follows:

Classification of Loan	Minimum Provision

AA	—
A	0.5%
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H(1)	100.0%

(1)	Banks must write off any loan six months after they are initially classified as H.

     Loans of up to R$50,000 may be classified either by the financial institution’s own evaluation method or according to the delay in payments criteria described above.

     Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They also have to submit to the Central Bank information relating to their loan portfolio, along with their financial statements. This information must include:

  a breakdown of lending activities and the nature of the borrowers;

  maturities of their loans;

  amounts of rolled-over, written-off and recovered loans;

  loan portfolio diversification in accordance with the loan classification; and

  overdue loans.

     Pre-2000 Regulations and Policies

     The current system of classification of loans into nine risk categories entered into effect in March 2000. Prior to March 2000, the Central Bank required all Brazilian banks to classify non-performing loans as either in arrears or defaulted. Loans in arrears were loans on which payment of principal or interest was more than sixty days overdue. When a loan was classified as in arrears, we were required to provide for 20% of the loan amount as a provision for potential loss if the loan was fully secured by collateral, 50% if the loan was partially secured by collateral and 100% if the loan was not secured. Defaulted loans were loans which were at least 360 days past due if fully secured by collateral, 180 days past due if they were partly secured by collateral or sixty days past due if the loan was not secured. Depending on the value and type of security, loans may have been deemed to be in default at an earlier date. When a loan moved into the defaulted category, we were required to make a provision of 100% of the loan amount. Loans entered into by financial institutions with the public sector borrowers were considered to be in default sixty days after falling into arrears. We were required to make a 100% provision for export financings twenty days (in case of pre-export financing) and thirty days (in case of post-shipment financing) after the financing became overdue.

     Our internal policies were in fact more stringent, since we considered any loan as non-performing if it was sixty days overdue.

     During the period when a loan was due and unpaid, we only recognized interest as income for the first sixty days it was in arrears and, thereafter, when actually received.

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

     Under the new rules, responsibility for the settlement of a transaction is assigned to the clearinghouses and settlement service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearing house and/or settlement services provider to clear and settle it, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

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

  adopt system controls and test them periodically;

  promptly provide to the institution’s management available information and analysis regarding any liquidity risk identified, including any conclusions or remedies adopted; and

  develop contingency plans for handling liquidity crisis situations.

     Financial institutions were directly affected by a restructuring of the Brazilian system of payments. Under the old system, in which transactions were processed at the end of the day, institutions could carry a balance, positive or negative, which is no longer allowed. Payments must now be processed in real time, and amounts over R$5,000 can be covered by checks only if an additional bank fee is paid.

Such amounts may be covered by direct electronic transfers between institutions without being subject to an additional fee.

     After a period of tests and gradual implementation, the new Brazilian clearing system entered into operation in April 2002. The Central Bank and CVM have the power to regulate and supervise the Brazilian payments and clearing system.

     Liquidation of Financial Institutions

     In February 2005, the New Brazilian Bankruptcy Law 11.101/05 was enacted, revoking the previous regime under Decree-Law 7661/45, which had been in effect since 1945. The main goal of the new bankruptcy law is to prevent the liquidation of viable companies which are incapable of fulfilling their debit obligations. The new bankruptcy law seeks to do that by providing greater levels of flexibility to design reorganization strategies while increasing safeguards for secured creditors. It also seeks to improve creditors’ ability to recover through the judiciary system. The current provisions of the new bankruptcy law are not applicable to financial institutions, and as a result, Law 6.024/74 governing the intervention into, and administrative liquidation of financial institutions is still applicable to us.

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

     Intervention may not exceed twelve months. During the intervention period, the institution’s liabilities for overdue obligations, for obligations contracted prior to the intervention, which have not yet matured, and for deposits are suspended.

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

  the institution suffers a loss which subjects its unprivileged and unsecured creditors to severe risk; or

  if, upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within ninety days, or if initiated, the Central Bank determines that the pace of the liquidation may harm the institution’s creditors.

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

     Temporary Special Administration Regime

     The temporary special administration regime, known as “RAET,” is a less severe form of Central Bank intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution which:

  enters into recurrent operations which are against economic or financial policies set forth in federal law;

  faces a shortage of assets;

  fails to comply with the compulsory reserves rules;

  has reckless or fraudulent management; or

  has operations or circumstances, which call for an intervention.

     Repayment of Creditors in a Liquidation

     In the liquidation of a financial institution, employees’ wage and indemnities and tax claims have the highest priority of any claims against the bankrupt estate. In November 1995, the Central Bank created the FGC to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. The member entities of the FGC are financial institutions, which take demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all Brazilian financial institutions that work with customer deposits.

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

     We revised our by-laws in December 2003 to include a provision for an internal control and compliance committee, formed by three to six members appointed by our Board of Directors.

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

     The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts offered abroad representing non-voting shares.

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

Change of Independent Accounting Firm

     All financial institutions must:

  be audited by an independent accounting firm; and

  replace their independent accounting firm responsible for auditing their financial statements for Brazilian regulatory purposes at least every five consecutive fiscal years. An accounting firm that issues an opinion on the financial statements and thereafter is replaced pursuant to this rule may be rehired three complete fiscal years after its prior service.

     Each independent accounting firm must immediately communicate to the Central Bank any event that may materially adversely affect the relevant financial institution’s status.

     A March 2002 amendment to the Brazilian Corporate Law gave the members of our Board of Directors that are appointed by our preferred shareholders or our minority common shareholders veto rights over the appointment or removal of our independent accounting firm. For more information regarding appointment of directors see “Item 10. Additional Information—Memorandum and Articles of Incorporation—Organization—Voting Rights.”

Auditing Requirements

     Because we are a financial institution registered with the domestic stock exchanges, we are obligated to have our financial statements audited every six months in accordance with accounting practices adopted in Brazil. Quarterly financial information filed with the CVM is subject to review by our independent accountants.

     In January 2003, the CVM approved regulations requiring audited entities to disclose information relating to an independent accounting firm’s non-auditing services whenever such services represent more than 5% of the external auditors’ compensation.

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

     Pursuant to this regulation, financial institutions which have an adjusted net worth in excess of R$1.0 billion, manage third party assets of at least R$1.0 billion or have an aggregate amount of third party assets in excess of R$5.0 billion are also required to create an audit committee made up of independent members. The number of members, the appointment and removal criteria, the term of office and the responsibilities of the audit committee must be set forth in the institutions’ bylaws. Our audit committee has been fully operational since July 1, 2004. The audit committee is responsible for recommending to management which independent accounting firm to hire, reviewing the financial statements, including the notes thereto, and the auditors’ opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management’s compliance with the recommendations made by the independent accounting firm, among other things. Our by-laws were revised in December 2003 to establish the audit committee. In May 2004 our Board of Directors appointed the members of the audit committee and approved its internal regulations.

     Effective July 1, 2004, we are required to publish a report of the audit committee along with our semi-annual financial statements. Our audit committee's first report was in connection with our financial statements of the second semester of 2004.

     Asset Management Regulation

     Asset management is regulated by the CMN and the CVM.

     In August 2004, the CVM issued a rule (CVM Rule 409/2004) consolidating all previous regulations applicable to fixed income assets funds and variable income mutual funds. Prior to this ruling, fixed income assets funds were regulated by the Central Bank, and variable income mutual funds were regulated by the CVM. CVM Rule 409/2004 became effective on November 22, 2004. Since then, all new funds created are subject to its rules, while previously existing funds had until January 31, 2005 to enter into compliance with the new regulation.

     Pursuant to the provisions of the new CVM rule, our investment funds must keep their assets invested in securities and operational assets that are available in the financial and capital markets. These securities, operational assets and all other assets which comprise the fund’s portfolio (except for interest in investment funds or in Mercosur), must be registered directly with specific custody deposit accounts, opened in the name of the fund. Such accounts must be held within registration and clearance systems authorized by the Central Bank, or within certain custody institutions authorized by the CVM.

     In addition to the limitations provided in each financial investment funds’ charter, financial investment funds are not permitted to have:

  more than 10% of their net worth invested in securities of a single issuer, if that issuer is (1) a non-financial institution, a controlling shareholder, a subsidiary or an affiliate thereof, (2) a federal, state, or municipal entity or (3) another investment fund;

  more than 20% of their net worth invested in securities issued by a financial institution (including the fund manager), or any of its controlling shareholders, subsidiaries and affiliates;

  in the case of fixed income assets investment funds and the money market, more than 10% of their net worth invested in a real estate investment fund, a receivables investment fund or investment funds that invests in other receivables investment funds;

     Investment funds are classified based on their portfolios and may be classified as:

  Short term Funds – These funds invest exclusively in public, federal or private bonds, which are pegged to SELIC (or another interest rate) or to a price index and have a maximum maturity of 375 days and an average portfolio period of less than 60 days. Short-term funds may use derivatives only to hedge their portfolios and can enter into transactions in connection with public federal bonds;

  Reference Funds – These funds have (1) at least 80% of their net worth invested solely or together in (a) bonds issued by the Brazilian National Treasure and/or the Brazilian Central Bank or (b) fixed income securities of issuers having low credit risk, (2) at least 95% of their portfolio composed of financial assets which directly or indirectly have similar restrictions and (3) may only use derivatives in connection with transactions that attempt to hedge cash positions. Additionally, the name of the fund shall identify its development index based on the financial assets structure of its portfolio.

  Fixed Income Funds - These funds have at least 80% of their portfolios invested in directly in derivatives or funds that are composed of derivatives of fixed income assets;

  Stock Funds – These funds have at least 67% of their portfolios invested in shares listed and traded on either over-the-counter markets or stock exchanges;

  Exchange Funds – These funds have at least 80% of their portfolios invested in derivatives, or other funds comprised of derivatives, which hedge foreign currency price fluctuations;

  Foreign Debt Funds – These funds have at least 80% of their net worth invested in Brazilian foreign debt bonds, and the remaining 20% in other permissible international credit bonds;

  Money market – The money market addresses foreseeable risks without exclusively committing its funds under any special conditions or limitations.

     In June 2005, a new law was enacted allowing open pension plans and insurance companies to, effective as of January 1, 2006, create, trade and manage investment funds with segregated assets, in connection with private pension plans or life insurance annuities. In the case of an investor’s demise, the fund’s beneficiaries will have the option to either redeem the shares of the fund or to receive a benefit on a continuous basis, in accordance with the relevant pension plan or life insurance policy.

     Open pension plans and insurance companies will be allowed to adapt the existing private pension plans and life insurance annuities contracted until December 31, 2005 to the new structure of investment funds. These new funds are still subject to further regulations to be developed by the Central Bank, CVM and SUSEP.

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

Regulation of Internet and Electronic Commerce

     The Brazilian congress has not enacted any specific legislation regulating electronic commerce. Accordingly, electronic commerce remains subject to existing laws and regulation on ordinary commerce and business transactions.

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

Regulation of Operations in Other Jurisdictions

     We have branches and subsidiaries in several other jurisdictions, such as New York, Buenos Aires, Tokyo, the Cayman Islands, the Bahamas and Luxembourg. The Central Bank exercises global consolidated supervision over Brazilian financial institutions’ branches, subsidiaries and corporate holdings abroad and the prior approval of the Central Bank is necessary to establish any new branch, subsidiary or representative office. In most cases, we had to obtain governmental approvals from local central banks and monetary authorities in such jurisdictions before commencing business. In all cases, we are subject to supervision by local authorities.

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

     The IOF tax is levied on insurance transactions at a rate of:

  0%, in the case of reinsurance or export credit-related transactions, the international transportation of goods, rural insurance or premiums designated to fund life insurance plans containing life coverage; or

  2% of premiums paid, in the case of private health insurance;

  4% (from September 1, 2004 to August 31, 2005), 2% (from September 1, 2005 to August 31, 2006) and 0% (after September 1, 2006) of premiums paid, in case of life insurance and similar polices, for personal and labor accidents, except for policies having premiums intended to pay for life insurance plans with over living coverage that are subject to no rates; and

  7% of premiums paid, in the case of other types of insurance.

     IOF is also assessed on gains realized in transactions with terms of less than 30 days consisting of the sale, assignment, repurchase or renewal of fixed-income investments or the redemption of shares of financial investment funds, variable income funds or investment pools. For more information on financial investment funds and variable income funds see “—Regulation and Supervision—Asset Management Regulation.” The maximum rate of IOF payable in such cases is 1% per day and decreases with the length of the transaction, reaching zero for transactions with maturities of at least 30 days, except that the rate for the following types of transactions is currently 0%:

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

     As of October 1, 2004, the CPMF rate was reduced to 0% for (1) debits made to checking deposit accounts that are exclusively used for investment in fixed and floating income assets, including savings deposit accounts; and (2) for debits made to special cash deposit accounts for low income clients (subject to a limited number of maximum transactions and other conditions established by the CMN and by the Central Bank).

     Income Tax and Social Contribution on Profits

     Federal income tax includes two components, a federal income tax known as “IRPJ,” and a social contribution tax on taxable profits, which is known as the “Social Contribution Tax.” In turn, the federal income tax includes two components, a federal income tax at a rate of 15% and an additional income tax at a rate of 10%. The federal income tax is assessed at a combined rate of 25% of adjusted net income. The Social Contribution Tax is assessed at a rate of 9% of adjusted net income. Prior law provided that, as of January 1, 2003, the rate of the Social Contribution Tax would be reduced to 8%. However, in December 2002, the federal government decided to maintain the Social Contribution Tax rate at 9% indefinitely.

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

     Dividends arising from profits generated by Brazilian entities after January 1, 1996 are not subject to withholding income tax when paid, nor to corporate income tax or individual income tax on the person receiving the dividend. However, as the payment of dividends is not tax deductible for the corporation distributing them, there is an alternative regime for shareholder compensation called “interest on capital,” which allows corporations to deduct any interest paid to shareholders from net profits for tax purposes. This deduction is limited to the product of (a) the long-term interest rate pro rata die disclosed by the Brazilian government, known as “TJLP,” times (b) the corporation’s net worth calculated in accordance with Brazilian GAAP, and may not exceed the greater of:

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

     Distributions of interest on capital paid to holders of preferred shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, are subject to a Brazilian withholding tax at a rate of 15%, except for payments to persons who are exempt from tax in Brazil or to persons situated in tax havens. In the latter case, payments are subject to tax at a rate of 25%. For more information on the taxation of interest on capital see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Distributions of Interest on Capital.”

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

     Gains realized by Brazilian holders on any disposition of preferred shares in Brazil are generally taxed at the following rates:

  20% if the transaction is “day-traded” on a stock exchange; and

  15% for all other transactions.

     As of January 1, 2005, gains earned in all transactions carried out on stock and future markets (except for day-trades, which remain subject to the withholding tax mentioned above) are subject to a withholding income tax of 0.005% as follows:

  With respect to the futures market, the sum of the daily adjustments, if positive, refined by the closing balance, before or upon its term;

  With respect to the options market, the result, if positive, of the sum of the paid and received premiums for the same day;

  With respect to term contracts, which provide for delivery of assets on a set date, the difference, if positive, between the price on the delivery date and the cash price on the closing date;

  With respect to term contracts having solely a financial component, the amount of the closing as specified by the contract; and

  With respect to the spot market, the amount of the sale of shares, gold or other securities traded on that market.

     This taxation system was created in order to make it easier for the fiscal authorities to verify transactions made in the financial and capital markets. Withholding income taxes may be (i) deducted from the income tax levied on net monthly profits; (ii) offset with income tax due in the following months; (iii) offset with the income tax annual declaration of adjustment (if there is any withheld tax accounted for in the balance); or (iv) offset with outstanding withholding income tax due over capital gains from the sale of shares.

     Gains realized on any disposition of preferred shares in Brazil by non-Brazilian holders who reside in a jurisdiction that under Brazilian law is deemed to be a “tax haven” (any country that (i) does not impose income tax, (ii) that imposes income tax at a rate of less than 20% or (iii) a country whose corporate law establishes confidentiality regarding the shareholders of corporate entities) are subject to the same rates applicable to Brazilian holders, as described above.

     Gains realized on the disposition of preferred shares in Brazil by non-Brazilian holders who are not resident in a “tax haven” are not subject to Brazilian tax if:

  the proceeds obtained from the disposition of shares are remitted outside Brazil within five business days of the cancellation of the ADSs, which were represented by the shares sold; or

  the foreign investment in the preferred shares is registered under Resolution 2,689.

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

     Brazilian laws authorize certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects. In November 1999, the payment basis expanded from “revenues” to “gross revenues.”

     PIS and COFINS underwent significant changes during the last three years. These changes occurred because the Brazilian government decided to implement a non-cumulative collection system in respect of both taxes, allowing taxpayers to determine their calculation basis by discounting credits that originate from certain transactions. In order to offset these discounts, the rates of both taxes were substantially increased. Pursuant to the changes made to PIS and COFINS, as of May 2004, both taxes are applicable to goods and services imported from foreign countries by a company located in Brazil.

     As of August 2004, PIS and COFINS rates were eliminated for financial income earned by companies subject to the non-cumulative applicability of these taxes. However, taxes on payments of interest on capital, were not eliminated.

     Certain economic activities are expressly excluded from the new non-cumulative collection system of both taxes. This is the case for financial institutions, which remained subject to the previous legal regime, for both PIS and COFINS.

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

Leasing Regulation

     The basic legal framework governing leasing transactions is established by Law No. 6,099 of September 12, 1974, as amended, which we call the “Leasing Law,” and the regulations issued thereunder by the CMN. The Leasing Law sets forth general guidelines for the incorporation of, and the activities permitted to be performed by, leasing companies. The CMN, in its capacity as regulator of the financial system, provides the details of the provisions set forth in the Leasing Law and supervises and controls the transactions conducted by leasing companies. The laws and regulations issued by the Central Bank with respect to financial institutions in general, such as reporting requirements, capital adequacy and leverage, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies to the extent applicable.

Insurance Regulation

     The Brazilian insurance system is governed by two regulatory agencies, the National Private Insurance Council, which we call the “CNSP,” and SUSEP. SUSEP is responsible for implementing and overseeing the CNSP’s policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured persons. Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may sell policies only through qualified brokers.

     Insurance companies must set aside technical reserves, funds and reserves in accordance with CNSP criteria. The investments backing up the technical provision must be diversified. A substantial portion of the assets in which insurance companies can invest in are securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to a series of rules and conditions imposed by the CMN regarding the investment of technical reserves.

     Insurance companies are prohibited from:

  acting as financial institutions by extending credit and issuing guarantees;

  trading in securities (subject to exceptions); or

  investing outside of Brazil, without especific permission from the relevant authorities.

     Insurance companies must operate within technical limits set forth by SUSEP pursuant to rules established by the CNSP. The rules take into account the economic and financial situation of the insurance companies, the technical conditions of their respective portfolios and the results of their operations with IRB – Brasil Resseguros S.A.

     A bill to privatize the reinsurance segment is currently being discussed in the Brazilian Congress. The bill establishes a transitional process to be adopted over a period of four years. According to the bill’s provisions, during the first two years following the enactment of the bill, 60% of the reinsurance business must be transacted with Brazilian reinsurance companies. During the next two years, this percentage would decrease to 40%.

     Additionally, if passed in its current form, the bill could result in SUSEP assuming the supervision of the reinsurance market which is currently exercised by the IRB, in addition to supervising. Insurance companies must reinsure an amount with the IRB equal to the amount of their liabilities that exceed the applicable technical limit on liabilities.

     Insurance companies must file unaudited monthly and audited quarterly, semiannual and annual reports with SUSEP.

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

     Prior to December 31, 2001, insurance companies were able to offer private health assistance plans pursuant to SUSEP regulations and subject to its supervision. Starting in 2002 and pursuant to ANS regulations and subject to its supervision, only operators of private health assistance plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement.

Private Pension Plans

     Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank may also issue regulations pertinent to private pension plans, particularly with respect to technical reserves.

     Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

     In June, 2005, a new law was enacted to allow open pension plans and insurance companies to create, trade and operate investment funds with segregated assets. Such new law is slated to enter into effect on January 1, 2006. For more information, see “Item 4. Information on the Company –Asset Management Regulation”.

SELECTED STATISTICAL INFORMATION

     We have included the following information for analytical purposes. You should read this information in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements in Item 18.

Average Balance Sheet and Interest Rate Data

     The following table presents the average balances of our interest-earning assets and interest bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period. We calculated the average balances using the daily book balances, which include the related allocated interest.

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

     Additionally, fees received from various loan commitments are included in interest income on loans. We do not consider these amounts significant.

	December 31, 2002			December 31, 2003			December 31, 2004

			Average			Average			Average
	Average		yield/rate	Average		yield/rate	Average		yield/rate
	balance	Interest	(%)	balance	Interest	(%)	balance	Interest	(%)

				(R$ in millions, except %)
Interest-earning assets(1)
Loans	R$49,590	R$17,025	34.3%	R$51,039	R$12,176	23.9%	R$55,230	R$12,812	23.2%
Federal funds sold and securities
purchased under agreements to resell	10,322	2,947	28.6	19,487	3,861	19.8	18,628	2,738	14.7
Trading assets	19,537	3,595	18.4	27,077	5,932	21.9	34,039	5,330	15.7
Available-for-sale securities(2)	3,045	487	16.0	3,147	397	12.6	5,682	408	7.2
Securities held to maturity	5,295	1,954	36.9	3,088	482	15.6	4,528	659	14.6
Interest bearing deposits in other banks	2,154	296	13.7	4,651	347	7.5	3,226	161	5.0
Other interest-earning assets
Central Bank compulsory deposits	8,149	2,058	25.3	11,988	1,459	12.2	13,070	1,542	11.8
Other assets	340	32	9.4	985	62	6.3	858	73	8.5

Total interest-earning assets	98,432	28,394	28.8	121,462	24,716	20.3	135,261	23,723	17.5

Non-interest-earning assets(3)
Cash and due from banks	2,746	-	-	2,895	-	-	2,869	-	-
Central Bank compulsory deposits	3,371	-	-	4,499	-	-	4,261	-	-
Available-for-sale securities	1,772	-	-	1,625	-	-	1,320	-	-
Non-performing loans	2,282	-	-	2,172	-	-	1,904	-	-
Allowance for loan losses	(3,360)	-	-	(3,919)	-	-	(4,005)	-	-
Investment in unconsolidated companies
and other investments	552	-	-	177	-	-	502
Premises and equipment	3,176	-	-	2,795	-	-	3,026	-	-
Goodwill	-	-	-	-	-	-	240	-	-
Intangibles assets	2,340	-	-	1,064	-	-	1,654	-	-
Other assets	12,136	-	-	14,102	-	-	15,859	-	-

Total non-interest-earning assets	25,015	-	-	25,410	-	-	27,630	-	-

Total assets	R$123,447	R$28,394	23.0	R$146,872	R$24,716	16.8	R$162,891	R$23,723	14.6%

Interest bearing liabilities
Deposits from banks
Domestic(3)	223	36	16.1	657	111	16.9	90	14	15.6

Total	223	36	16.1	657	111	16.9	90	14	15.6
Savings deposits
Domestic(3)	19,033	1,585	8.3	20,680	2,038	9.9	22,499	1,654	7.4

Total	19,033	1,585	8.3	20,680	2,038	9.9	22,499	1,654	7.4
Time deposits
Domestic(3)	18,392	2,936	16.0	20,629	4,123	20.0	21,871	3,241	14.8
International(4)	2,955	252	8.5	3,601	112	3.1	3,288	86	2.6

Total	21,347	3,188	14.9	24,230	4,235	17.5	25,159	3,327	13.2
Federal funds purchased and securities
sold under agreements to repurchase	9,670	2,051	21.2	15,486	2,855	18.4	18,070	2,390	13.2
Borrowings
Short-term
International(4)	10,137	3,975	39.2	9,219	(387)	(4.2)	8,442	(83)	(1.0)

Total	10,137	3,975	39.2	9,219	(387)	(4.2)	8,442	(83)	(1.0)
Long-term
Domestic(3)	7,324	1,716	23.4	7,811	1,275	16.3	9,238	1,464	15.8
International(4)	5,093	2,376	46.7	8,606	(410)	(4.8)	8,601	153	1.8

Total	12,417	4,092	33.0	16,417	865	5.3	17,839	1,617	9.1

Total interest bearing liabilities	72,827	14,927	20.5	86,689	9,717	11.2	92,099	8,919	9.7

Non-interest bearing liabilities
Demand deposits
Domestic(3)	9,678	-	-	10,876	-	-	13,163	-	-
International(4)	182	-	-	270	-	-	206	-	-

Total	9,860	-	-	11,146	-	-	13,369	-	-

Other non-interest bearing liabilities	30,529	-	-	36,790	-	-	43,346	-	-

Total non-interest bearing liabilities	40,389	-	-	47,936	-	-	56,715	-	-

Total liabilities	113,216	14,927	13.2	134,625	9,717	7.2	148,814	8,919	6.0

Shareholders’ equity	10,015	-	-	12,138	-	-	14,012
Minority interests in consolidated subsidiaries	216	-	-	109	-	-	65
Total liabilities and shareholders’ equity	R$123,447	R$14,927	12.1	R$146,872	R$9,717	6.6	R$162,891	R$8,919	5.5

________________________________________
(1)	Primarily denominated in reais.
(2)	Calculated using the historical average amortized cost. If calculated using the carrying value, the average yield/rate amounts would be 6.9% in 2004, 12.3% in 2003 and 16.9% in 2002.
(3)	Denominated in reais.
(4)	Denominated in foreign currency, primarily U.S. dollars.

Changes in Interest Income and Expenses — Volume and Rate Analysis

     The following table shows the effects of changes in our interest income and expense arising from changes in average volumes and average yield/rates for the periods presented. We calculated the changes in volume and interest rate based on the evaluation of average balances during the period and changes in average interest rates on interest-earning assets and interest bearing liabilities. We allocated the net change from the combined effects of volume and rate proportionately to the average volume and rate, in absolute terms, without considering positive and negative effects.

	December 31, 2003/2002			December 31, 2004/2003

	Increase (decrease) due to changes in

	Average volume	Average yield/rate	Net change	Average volume	Average yield/rate	Net change

	(R$ in millions)
Interest-earning assets
Loans	R$484	R$(5,333)	R$(4,849)	R$979	R$(343)	R$636
Federal funds sold and securities purchased
under agreements to resell	2,021	(1,107)	914	(164)	(959)	(1,123)
Trading assets	1,564	773	2,337	1,319	(1,921)	(602)
Available-for-sale securities	16	(106)	(90)	230	(219)	11
Securities held to maturity	(617)	(855)	(1,472)	211	(34)	177
Interest bearing deposits in other banks	231	(180)	51	(89)	(97)	(186)
Central Bank compulsory deposits	730	(1,329)	(599)	129	(46)	83
Other assets	44	(14)	30	(9)	20	R$11

Total interest-earning assets	R$4,473	R$(8,151)	R$(3,678)	R$2,606	R$(3,599)	R$(993)

Interest bearing liabilities
Deposits from banks
Domestic	73	2	75	(89)	(8)	(97)

Total	73	2	75	(89)	(8)	(97)

Savings deposits
Domestic	145	308	453	168	(552)	(384)

Total	145	308	453	168	(552)	(384)

Time deposits
Domestic	386	801	1,187	236	(1,118)	(882)
International	46	(186)	(140)	(9)	(17)	(26)

Total	432	615	1,047	227	(1,135)	(908)

Federal funds purchased and securities sold
under agreements to repurchase	1,101	(297)	804	426	(891)	(465)
Borrowings
Short-term
International	(330)	(4,032)	(4,362)	30	274	304

Total	(330)	(4,032)	(4,362)	30	274	304

Long-term
Domestic	108	(549)	(441)	227	(38)	189
International	944	(3,730)	(2,786)	-	563	563
Total	1,052	(4,279)	(3,227)	227	525	752

Total interest bearing liabilities	R$2,473	R$(7,683)	R$(5,210)	R$989	R$(1,787)	R$(798)

Net Interest Margin and Spread

     The following table shows the average balance of our interest-earning assets, interest bearing liabilities and net interest income, and compares the net interest margin and net interest spread for the periods indicated:

	2002	2003	2004

	(R$ in millions, except %)
Average balance of interest-earning assets	R$98,432	R$121,462	R$135,261
Average balance of interest bearing liabilities	72,827	86,689	92,099
Net interest income(1)	13,467	14,999	14,804
Interest rate on the average balance of interest-earning assets	28.8%	20.3%	17.5%
Interest rate on the average balance of interest bearing liabilities	20.5%	11.2%	9.7%
Net yield on interest–earning assets(2)	8.3%	9.1%	7.8%
Net interest margin(3)	13.7%	12.3%	10.9%
________________________________________
(1)	Total interest income less total interest expenses.
(2)	Difference between the yield on the rates of the average interest-earning assets and the rate of the average interest bearing liabilities.
(3)	Net interest income divided by average interest-earning assets.

Return on Equity and Assets

        The following table presents selected financial ratios for the periods indicated:

	2002	2003	2004

	(R$ in millions, except %
	and per share information)
Net income	R$2,142	R$2,302	R$3,327
Average total assets	123,447	146,872	162,891
Average shareholders’ equity	10,015	12,138	14,012
Net income as a percentage of average total assets	1.7%	1.6%	2.0%
Net income as a percentage of average shareholders’ equity	21.4%	19.0%	23.7%
Average shareholders’ equity as a percentage of average total assets	8.1%	8.3%	8.6%
Dividends payout ratio per class of shares(1)
Preferred	0.44	0.58	0.40
Common	0.44	0.58	0.40
________________________________________
(1)	Total declared dividends per share divided by net income.

Securities Portfolio

     The table below shows our portfolio of trading assets, available-for-sale securities and securities held to maturity as of the dates indicated. The amounts below exclude our investments in unconsolidated companies. For additional information on our equity investees, see note 9 to our consolidated financial statements included in Item 18. The amounts also exclude our compulsory holdings of Brazilian government securities, as required by the Central Bank. For more information on our compulsory holdings, see note 3 to our consolidated financial statements included in Item 18. We state trading assets and available-for-sale securities at market value. See notes 2(e), 2(f), 2(g), 2(h), 4, 5 and 6 to our consolidated financial statements included in Item 18 for a further description of our treatment of trading assets and available-for-sale securities and securities held to maturity.

	December 31,

	2002	2003	2004

	(R$ in millions, except %)
Trading securities
Brazilian government securities	R$6,920	R$11,389	R$8,787
Mutual funds	15,415	22,929	21,941
Derivative financial instruments	282	283	491
Foreign government securities	71	212	162
Brazilian securities issued abroad	13	220	554
Corporate debt securities	67	985	1,115
Bank debt securities	15	1,055	44

Total	22,783	37,073	33,094

Trading securities as a percentage of total assets	17.5%	22.3%	18.7%

Available-for-sale securities
Brazilian government securities	1,222	1,694	2,388
Brazilian securities issued abroad	143	1,264	3,221
Corporate debt securities	849	1,086	1,880
Bank debt securities	125	52	246
Equity securities in public companies	2,427	2,098	2,368

Total	4,766	6,194	10,103

Available-for-sale securities as a percentage of total assets	3.7%	3.7%	5.7%
Held to maturity securities
Brazilian government securities	2,929	3,085	3,152
Brazilian securities issued abroad(1)	1,072	180	976
Financial Institution securities	-	-	53
Foreign government securities	-	-	19

Total	4,001	3,265	4,200

Held to maturity securities as a percentage of total assets	3.1%	2.0%	2.4%
________________________________________
(1)	See note 6 to our consolidated financial statements included in Item 18.

Maturity Distribution

     The following table sets forth the maturity dates and weighted average yield, as of December 31, 2004, of our trading securities, available-for-sale securities and securities held to maturity.

As of December 31, 2004 we held no tax-exempt securities in our portfolio.

	December 31, 2004

	Due in		Due after 1 year to		Due after 5 years to				Unspecified
	1 year or less		5 years		10 years		Due after 10 years		Maturity		Total

	Average yield		Average yield		Average yield		Average yield		Average yield		Average yield

	R$	%	R$	%	R$	%	R$	%	R$	%	R$	%
	(R$ in millions, except %)
Trading bonds and securities:(1)
Brazilian government securities	R$3,393		R$4,721		R$527		R$146				R$8,787
Fixed rate	1,301	18.3%	20	18.0%	–	–	–	–	–	–	1,321	18.3%
Floating rate	1,924	15.1	4,701	15.1	527	15.4%	146	15.1	–	–	7,298	15.4
Floating rate – bills of exchange	168	(5.3)	–	–	–	–	–	–	–	–	168	(5.3)
Brazilian sovereign bonds issued
abroad	31		457		65		1				554
Floating rate – bills of exchange	31	1.5	457	2.4	65	0.5	1	2.9	–	–	554	2.0
Foreign government securities	161		1		–		–				162
Floating rate – bills of exchange	161	(7.0)	1	1.0	–	–	–	–	–	–	162	(6.9)
Bonds issued by non-financial
institutions	191		745		178		1				1,115
Floating rate	83	14.8	685	17.1	155	17.1	–	–	–	–	923	17.1
Floating rate – bills of exchange	108	(4.8)	60	(0.2)	23	0.9	1	0.3	–	–	192	(2.7)
Bonds issued by financial
institutions	40		4		–		–				44
Floating rate	–	–	–	–	–	–	–	–	–	–	–
Floating rate – bills of exchange	40	(8.1)	4	(10.5)	–	–	–	–	–	–	44	(6.8)
Mutual Funds(2)	–	–	–	–	–	–	–	–	R$21,941		21,941
Floating rate	–	–	–	–	–	–	–	–	21,941	–	21,941	–
Derivative financial
instruments(2)	–		–		–		–		491		491
Floating rate	–	–	–	–	–	–	–	–	491	–	491	–

Total trading bonds and securities	3,816	–	5,928	–	770	–	148	–	22,432	–	33,094	–

Available-for-sale securities at
market value:(2)
Brazilian government securities	749		800		380		459		–		2,388
Fixed rate	470	18.7	93	14.5	–		–	–	–	–	563	18.0
Floating rate	267	10.8	707	13.9	380	16.1	459	13.9	–	–	1,813	13.9
Floating rate – bills of exchange	12	(5.3)	–	–	–	–	–	–	–	–	12	(5.3)
Brazilian sovereign bonds
issued abroad	–		630		1,386		1,205		–		3,221
Floating rate – bills of exchange	–	–	630	3.9	1,386	2.4	1,205	3.3	–	–	3,221	3.0
Bonds issued by non-financial
institutions	64		456		1,167		193		–		1,880
Floating rate	64	15.1	450	14.9	311	14.2	46	15.1	–	–	871	16.9
Floating rate – bills of exchange	–	–	6	1.0	856	0.3	147	0.3	–	–	1,009	0.3
Bonds issued by financial
institutions	–		–		201		45	–	–		246
Floating rate	–	–	–		201	(1.8)	–	–	–	–	201	(1.8)
Floating rate – bills of exchange	–	–	–		–	–	45	18.0	–	–	45	18.0
Securities portfolio (open
companies)	–	–	–	–	–	–	–	–	2,368	–	2,368	–

Total available-for-sale securities	813	–	1,886	–	3,134	–	1,902	–	2,368	–	10,103	–

Total securities held to
maturity, at amortized cost:
Brazilian government securities	95		978		–		2,079		–		3,152
Floating rate	55	18.4	978	18.4%	–	–	2,079	20.6%	–	–	3,112	19.9
Floating rate-bills of exchange	40	(5.3)	–	–	–	–	–	–	–	–	40	(5.3)
Bonds issued by financial
institutions	–		–		53		–		–		53
Floating rate – bills of exchange	–	–	–	–	53	(1.1)	–	–	–	–	53	(1.1)
Brazilian sovereign bonds
issued abroad	–		–		976		–		–		976
Floating rate – bills of exchange	–		–		976	2.9%	–		–		976	2.9%
Foreign government titles	19	–	–	–	–	–	–	–	–	–	19
Floating bills of exchange	19	(7.0%)	–	–	–	–	–	–	–	–	19	(7.0%)

Total securities held to maturity	114	–	978	–	1,029		2,079	–	–	–	4,200

Total	R$4,743		R$8,792		R$4,933		R$4,129		R$24,800		R$47,397

________________________________________
(1)	At market value.
(2)	Investments in mutual funds are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable. These trading securities were excluded from the total yield computation.

The following table shows our securities portfolio by currency as of the dates indicated:

	At fair value

			Amortized Cost
		Available	Securities held
	Trading	for sale	to maturity	Total

	(R$ in millions)
December 31, 2004
Brazilian currency (reais)	R$31,974	R$5,660	R$3,112	R$40,746
Indexed to foreign currency(1)	952	4,431	1,029	6,412
Denominated in foreign currency(1)	168	12	59	239

December 31, 2003
Brazilian currency (reais)	R$35,344	R$3,716	R$2,718	R$41,778
Indexed to foreign currency(1)	929	609	367	1,905
Denominated in foreign currency(1)	800	1,869	180	2,849

December 31, 2002
Brazilian currency (reais)	22,352	4,051	2,458	28,861
Indexed to foreign currency(1)	–	–	471	471
Denominated in foreign currency(1)	R$431	R$715	R$1,072	R$2,218

________________________________________
(1)	Predominantly U.S. dollars.

Central Bank Compulsory Deposits

     We are required to either maintain deposits with the Central Bank or purchase and keep Brazilian government securities as compulsory deposits. The following sets forth the amounts of these deposits as of the dates indicated:

	December 31,

	2002		2003		2004

		% of total		% of total		% of total
		compulsory		compulsory		compulsory
	R$	deposits	R$	deposits	R$	Deposits

	(R$ in millions, except %)
Total deposits
Non-interest-earning(1)	R$3,956	24.6%	R$4,577	27.4%	R$5,045	25.0%
Interest-earning(2)	12,101	75.4	12,113	72.6	15,164	75.0%

Total	R$16,057	100.0%	R$16,690	100.0%	R$20,209	100.0%

(1)	Primarily demand deposits.
(2)	Primarily time and savings deposits.

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

	December 31,

	2000	2001	2002	2003	2004

	(R$ in millions)
Type of credit operations
Commercial
Industrial and others	R$16,275	R$18,142	R$20,157	R$21,156	R$23,343
Import financing	1,504	1,475	1,291	673	1,242
Export financing	4,566	5,160	7,863	8,375	8,181
Leasing	2,028	1,667	1,506	1,364	1,626
Real estate construction financing	545	543	427	415	449
Individuals
Overdraft	647	1,199	1,033	1,134	1,301
Residential mortgage loans	1,625	1,246	1,200	1,097	921
Other financing(1)	5,491	6,985	8,269	10,231	14,981
Credit card	655	973	1,164	1,373	1,289
Rural credit	2,910	2,959	3,922	4,404	6,034
Foreign currency loans	1,499	2,388	3,151	2,429	1,588
Public Sector	5	-	-	-	15
Non-performing loans	1,689	2,257	2,341	2,144	2,206
Allowance for loan losses	(2,345)	(2,941)	(3,455)	(3,846)	(4,063)

Loans, net	37,094	42,053	48,869	50,949	59,113

________________________________________
(1)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

     The types of credit operations presented above are as follows:

     Commercial – commercial loans include loans to corporate customers, including small businesses, as well as the financing of imports for corporate customers. We also provide advances to corporate exporters under trade exchange contracts, which are typically short- and medium-term loans.

     Real estate construction financing – real estate construction financing consists primarily of mortgage loans to construction companies, which generally have medium-term maturities.

     Leasing – leasing contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers.

     Individuals – loans to individuals include mortgage loans to individuals for the purchase of their own residences, which generally have long-term maturities, credit cards and lines of credit provided to individuals under pre-approved credit limits as a result of overdrafts on their deposit accounts. We offer individuals personal loans for various other purposes, classified as “other financing,” of which more than 89% consists, at each date in the table above, of loans for the acquisition of vehicles and direct consumer financing.

     Rural credit – rural credit consists of loans to borrowers who operate in rural businesses, including farming, production, livestock and reforestation.

     Public sector – public sector credit operations are loans to Brazilian federal, state and municipal governments or agencies.

     Non-performing loans – we classify all loans that are sixty days or more overdue as non-performing once the credits are classified as non-performing loans we stop accruing interest over them.

     Impairment – clients with significant loans whose profile indicates that they may have difficulty making their payments or that their credit rating has declined, presenting probable losses for us. These loans are classified as “impaired” and are subject to review in accordance with SFAS 114, “Accounting for Impairment of a Loan by a Creditor,” as amended by SFAS 118. We estimate the value of impaired loans based on:

  the present value of expected future cash flows discounted at the loan’s effective interest rate;

  the observable market value of the loan; or

  for collateral-dependent loans, the fair value of the underlying collateral.

     Through the allowance for loan losses we establish a valuation allowance for the difference between the carrying value of the impaired loan and its estimated value as determined above. We periodically adjust the allowance for loan losses based on an analysis of the loan portfolio.

We provision up to 100% of the outstanding amount of those loans which are classified as "non-performing" instead of impaired. We provision these sums up to 180 days before payments under such loans become due, depending on the credit rating of the debtor.

     Loans with small outstanding balances, such as overdraft loans, credit cards, residential mortgages and consumer credit, are considered in the aggregate for the purpose of evaluating the risk of default based on our prior experiences and future perspectives. Loans with larger outstanding balances are evaluated based on the risk characteristics of each borrower.

     Charge-offs

     Loans are charged off when they are between 180 and 360 days overdue, depending on their initial risk classification. Generally, the charge-off takes place after 360 days. However, the charge-off might be postponed for longer-term loans (that will mature after thirty-six months), until they are up to 540 days overdue.

     We generally carry overdue loans as non-performing loans before charging them off. Under our previous policies, we carried overdue loans for only 240 days before charging them off. As a result of the adoption of the new policies, the amount of our non-performing loans increased by an amount equal to the amount of loans, which were 240 to 360 days in arrears. In addition, since the allowance for loan losses related to any loan remains on our books until the loan is charged off, our allowance for loan losses also increased when we implemented the new policy. Because the amount of the allowance for each non-performing loan more than 240 days overdue equals the value of that loan, the amount of this increase also equaled the amount of loans, which were 240 to 360 days in arrears.

     There were no changes made to our loan classification system. For more information on our categorization of loans, see “—Regulation and Supervision—Bank Regulations—Treatment of Overdue Debts” and “—Classification of Credit Operations.”

Maturities and Interest Rates of Loans

     The following tables show the distribution of maturities of our loans by type, as well as the composition of our loan portfolio by interest rate and maturity as of the dates indicated:

	December 31, 2004

	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(2)	Total loans, gross	Allowance for losses	Total

	(R$ in millions)
Type of loan
Commercial
Industrial and others	R$3,969	R$7,512	R$3,547	R$3,001	R$3,910	R$1,210	R$934	R$24,083	R$(1,600)	R$22,483
Import financing	273	387	297	187	10	88	26	1,268	(45)	1,223
Export financing	1,486	1,759	1,445	824	1,824	842	71	8,251	(122)	8,129
Real estate construction financing	5	15	58	69	217	84	24	472	(23)	449
Leasing	173	181	234	414	602	11	46	1,661	(53)	1,608
Individuals
Overdraft	1,164	-	-	-	-	-	278	1,442	(191)	1,251
Residential mortgage loans	42	40	35	112	291	393	134	1,047	(111)	936
Other financings(1)	1,660	2,442	2,558	3,533	4,544	122	929	15,788	(1,415)	14,373
Credit cards	-	-	-	-	-	-	1,476	1,476	(188)	1,288
Rural credit	187	400	984	1,164	958	2,326	63	6,082	(302)	5,780
Foreign currency loans	130	70	466	374	547	-	4	1,591	(13)	1,578
Public Sector	-	-	1	1	3	10	-	15	-	15

Total	R$9,089	R$12,806	R$9,625	R$9,679	R$12,906	R$5,086	R$3,985	R$63,176	R$(4,063)	R$59,113

________________________________________
(1)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.
(2)	Primarily includes non-performing credit cards and loans.

December 31, 2004

	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross

(R$ in millions)
Types of loans to customer by maturity

Floating or adjustable rates(1)	R$2,415	R$3,300	R$4,197	R$4,263	R$6,145	R$4,260	R$2,206	R$26,786
Fixed rates	6,674	9,506	5,428	5,416	6,761	826	1,779	36,390

Total by maturity	R$9,089	R$12,806	R$9,625	R$9,679	R$12,906	R$5,086	R$3,985	R$63,176

________________________________________
(1)	Includes non-performing loans.

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

	December 31,

	2000	2001	2002	2003	2004

		(R$ in millions, except %)
Non-performing loans	R$1,689	R$2,257	R$2,341	R$2,144	R$2,206
Foreclosed assets, net of reserves	213	192	257	194	229

Total non-performing loans and
foreclosed assets	1,902	2,449	2,598	2,338	2,435

Allowance for loan losses	2,345	2,941	3,455	3,846	4,063

Total loans	R$39,439	R$44,994	R$52,324	R$54,795	R$63,176

Non-performing loans as a percentage of total
loans	4.3%	5.0%	4.5%	3.9%	3.5%
Non-performing loans and foreclosed assets as a
percentage of total loans	4.8	5.4	5.0	4.3	3.9
Allowance for loan losses as a percentage of
total loans	5.9	6.5	6.6	7.0	6.4
Allowance for loan losses as a percentage of
non-performing loans	138.8	130.3	147.6	179.4	184.2
Allowance for loan losses as a percentage of
non-performing loans and foreclosed assets	123.3	120.1	133.0	164.5	166.9
Net charge-offs for the period as a percentage of
the average balance of loans (including
non-performing loans)	2.1%	2.7%	3.9%	3.1%	2.1%

     We do not have a significant amount of foreign loans. The majority of our assets are denominated in reais.

Outstanding Foreign Loans

     The aggregate amount of our outstanding cross-border loans does not exceed 1% of our total assets. Therefore, we do not believe that such information is material to an understanding of the risks associated with our loan portfolio.

     Additionally, our deposit base is primarily comprised of Brazilian residents and the amount of deposits in our branches outside Brazil is less than 10% of our total deposits and is therefore not considered significant.

Loans by Economic Activity

     The following table summarizes our loans by borrowers’ economic activity as of the dates indicated. This table does not include non-performing loans.

	December 31,

	2002		2003		2004

	Loan	% of loan	Loan	% of loan	Loan	% of loan
	portfolio	portfolio	portfolio	portfolio	portfolio	portfolio

	(R$ in millions, except %)
Industrial
Food, beverages and tobacco	R$2,769	5.5%	R$3,066	5.8%	R$3,366	5.5%
Electric and electronic, and communication equipment	545	1.1	532	1.0	1,088	1.8
Chemicals and pharmaceuticals	1,671	3.3	1,416	2.7	1,738	2.8
Civil construction	1,004	2.0	854	1.6	894	1.5
Basic metal industries	2,438	4.9	2,805	5.3	1,623	2.7
Textiles, clothing and leather goods	1,163	2.3	977	1.9	1,046	1.7
Manufacturing of machinery and equipment	1,049	2.1	929	1.8	1,307	2.1
Paper, paper products, printing and publishing	1,586	3.2	1,609	3.0	1,337	2.2
Automotive	1,060	2.1	2,074	3.9	2,484	4.1
Non-metallic minerals	222	0.4	225	0.4	302	0.5
Rubber and plastic	484	1.0	616	1.2	764	1.3
Information technology and office equipment	95	0.2	33	0.1	55	0.1
Wood and wood products, including furniture	449	0.9	458	0.9	578	1.0
Extractive	355	0.7	386	0.7	266	0.4
Petrochemicals	78	0.2	204	0.4	448	0.7
Other manufacturing industries	1,794	3.6	2,257	4.3	846	1.4

Subtotal	16,762	33.5	18,441	35.0	18,142	29.8

Individuals
Consumer loans	10,466	20.9	12,738	24.2	17,571	28.8
Residential mortgage loans	1,200	2.4	1,097	2.1	921	1.5
Lease financing	103	0.2	56	0.1	44	0.1

Subtotal	11,769	23.5	13,891	26.4	18,536	30.4

Real Estate
Construction	427	0.9	415	0.8	449	0.7

Commercial
Retail	2,919	5.8	3,295	6.3	5,632	9.3
Wholesale	4,971	10.0	3,593	6.8	3,428	5.6
Lodging and catering services	218	0.4	193	0.4	225	0.4

Subtotal	8,108	16.2	7,081	13.5	R$9,285	15.3

Financial services
Financial institutions	691	1.4	552	1.0	R$969	1.6
Insurance companies and private pension plans	6	-	8	-	16	–

Subtotal	697	1.4	560	1.0	985	1.6

Services
Telecommunications	2,702	5.4	1,917	3.6	1,462	2.4
Service providers	1,173	2.3	1,370	2.6	1,358	2.2
Transportation	1,710	3.4	1,999	3.8	2,717	4.5
Real estate	554	1.1	731	1.4	496	0.8
Health and social services	381	0.8	413	0.8	467	0.8
Leisure	444	0.9	374	0.7	332	0.5
Education	150	0.3	208	0.4	245	0.4
Public administration and defense	8	-	2	-	11	–
Other	1,176	2.4	845	1.6	451	0.7

Subtotal	8,298	16.6	7,859	14.9	7,539	12.3

Agriculture, livestock, forestry and fishing	3,922	7.9	4,404	8.4	6,034	9.9

Total	R$49,983	100.0%	R$52,651	100.0%	R$60,970	100.0%

Classification of Credit Operations

     The following table shows our loan portfolio’s classification by risk category as of December 31, 2004, where AA represents minimum credit risk and H represents extremely high credit risk. At December 31, 2004, approximately 92.6% of our loan portfolio was classified between AA and C, representing loans on full accrual basis.

		Non-
		Performing	Allowance for
Risk Level	Loans	Loans	loan losses

	(R$ in millions)
AA	R$15,489	-	-
A	28,035	-	R$136
B	4,516	-	66
C	10,433	-	748
D	1,356	R$342	454
E	130	220	167
F	318	211	348
G	147	164	293
H	546	1,269	1,851

Total	R$60,970	R$2,206	R$4,063

Allowance for Loan Losses

     The following table states the allowance for loan losses by economic activity for the periods indicated:

	2000	2001	2002	2003	2004

	(R$ in millions, except %)

Balance at the beginning of the period	R$1,783	R$2,345	R$2,941	R$3,455	R$3,846
Charge-offs
Commercial
Industrial and others	(493)	(657)	(751)	(1,006)	(853)
Import financing	(2)	(22)	(5)	(14)	(5)
Export financing	(17)	-	(6)	(28)	(13)
Construction	(1)	(67)	(5)	(5)	(5)
Leasing	(59)	(29)	(31)	(85)	(31)
Individuals
Overdraft	(15)	(9)	(287)	(284)	(278)
Real estate	(46)	(185)	(26)	(72)	(135)
Financing(1)	(60)	(88)	(900)	(290)	(207)
Credit card	(47)	(4)	(162)	(163)	(287)
Agricultural	(89)	(341)	(145)	(109)	(8)
Foreign currency loans	(70)	(12)	(2)	(2)	(2)

Total charge-offs	(899)	(1,414)	(2,320)	(2,058)	(1,824)

Recoveries
Commercial
Industrial and others	82	52	69	144	286
Import financing	-	-	2	-	1
Export financing	-	-	1	-	-
Construction	4	3	1	-	-
Leasing	18	16	17	18	4
Individuals
Overdraft	6	17	83	48	54
Real estate	71	76	5	2	69
Financing(1)	20	38	97	193	175
Credit card	5	33	15	7	7
Agricultural	8	5	1	3	5
Foreign currency loans	3	7	-	-	11

Total recoveries	R$217	R$247	R$291	R$415	R$612

Net charge-offs	(682)	(1,167)	(2,029)	(1,643)	(1,212)

Provision for loan losses	1,244	1,763	2,543	2,034	1,429

Balance at the end of the period	2,345	2,941	3,455	3,846	4,063

Net charge-offs during the period as a
percentage of average loans outstanding (including non-performing loans)	2.1%	2.7%	3.9%	3.1%	2.1%
________________________________________
(1)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

     Based on information available regarding our debtors, we believe that our aggregate allowance for loan losses is sufficient to cover probable loan losses.

     The following table sets forth our provision for loan losses, charge-offs and recoveries included in results of operations for the periods indicated:

	Year ended December 31,			% Change

	2002	2003	2004	2003/2002	2004/2003

	(R$ in millions except %)
Provision for loan losses	R$2,543	R$2,034	R$1,429
Loan charge-offs	(2,320)	(2,058)	(1,824)	(20.0)%	(29.7)%
Loan recoveries	291	415	612	(11.3)	(11.4)
Net charge-offs	(2,029)	(1,643)	(1,212)	42.6	47.5
Provision for loan losses(1)	4.9%	3.8%	2.5%	(19.0)%	(26.2)%
________________________________________
(1)	Provision as a percentage of average loans outstanding.

Allocation of the Allowance for Loan Losses

     The tables below set forth the allocation of the allowance for loan losses for the periods indicated. The allowance amount allocated and the loan category are stated as a percentage of total loans.

	December 31, 2000

	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Allocated allowance as a percentage of total loans(2)	Loan category as a percentage of total loans(1)	Loan category as a percentage of total loans(2)

		(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$956	2.5%	2.4%	43.2%	42.6%
Import financing	33	0.1	0.1	4.0	3.8
Export financing	35	0.1	0.1	12.1	11.6
Construction	63	0.2	0.1	1.4	1.5
Leasing	139	0.4	0.3	5.4	5.2
Individuals
Overdraft	65	0.2	0.2	1.7	2.0
Real estate	198	0.5	0.5	4.3	4.6
Financing(3)	279	0.7	0.7	14.5	15.0
Credit card	23	0.1	0.1	1.7	2.2
Agricultural	430	1.1	1.1	7.7	7.5
Foreign currency loans	124	0.3	0.3	4.0	4.0

Total	R$2,345	6.2%	5.9%	100.0%	100.0%

________________________________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2001

	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Allocated allowance as a percentage of total loans(2)	Loan category as a percentage of total loans(1)	Loan category a s a percentage of total loans(2)

	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$1,671	3.9%	3.7%	42.6%	41.9%
Import financing	45	0.1	0.1	3.5	3.3
Export financing	30	0.1	0.1	12.1	11.5
Construction	27	0.1	0.1	1.3	1.3
Leasing	123	0.3	0.3	3.9	3.8
Individuals
Overdraft	92	0.2	0.2	2.8	3.1
Real estate	155	0.4	0.3	2.9	3.1
Financing(3)	374	0.9	0.8	16.1	17.5
Credit card	27	0.1	0.1	2.3	2.5
Agricultural	339	0.8	0.7	6.9	6.7
Foreign currency loans	58	0.1	0.1	5.6	5.3

Total	R$2,941	7.0%	6.5%	100.0%	100.0%

________________________________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2002

	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Allocated allowance as a percentage of total loans(2)	Loan category as a percentage of total loans(1)	Loan category as a percentage of total loans(2)

	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$1,450	2.9%	2.8%	40.3%	40.2%
Import financing	42	0.1	0.1	2.6	2.5
Export financing	95	0.2	0.2	15.7	15.1
Construction	53	0.1	0.1	0.9	0.9
Leasing	142	0.3	0.3	3.0	3.0
Individuals
Overdraft	155	0.3	0.3	2.1	2.2
Real estate	202	0.4	0.4	2.4	2.6
Financing(3)	898	1.8	1.6	16.5	17.5
Credit card	82	0.2	0.2	2.3	2.4
Agricultural	261	0.5	0.5	7.9	7.6
Foreign currency loans	75	0.2	0.1	6.3	6.0

Total	R$3,455	7.0%	6.6%	100.0%	100.0%

________________________________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2003

	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Allocated allowance as a percentage of total loans(2)	Loan category as a percentage of total loans(1)	Loan category as a percentage of total loans(2)

	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$1,738	3.3%	3.2%	40.1%	40.0%
Import financing	57	0.1	0.1	1.3	1.3
Export financing	83	0.2	0.1	15.9	15.3
Construction	32	0.1	0.1	0.8	0.8
Leasing	115	0.2	0.2	2.6	2.6
Individuals
Overdraft	179	0.3	0.3	2.2	2.4
Real estate	253	0.5	0.5	2.1	2.3
Financing(3)	974	1.9	1.8	19.4	20.0
Credit card	121	0.2	0.2	2.6	2.7
Agricultural	269	0.5	0.5	8.4	8.1
Foreign currency loans	25	-	-	4.6	4.5

Total	R$3,846	7.3%	7.0%	100.0%	100.0%

________________________________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2004

	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Allocated allowance as a percentage of total loans(2)	Loan category as a percentage of total loans(1)	Loan category as a percentage of total loans(2)

	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$1,600	2.6%	2.5%	38.3%	38.1%
Import financing	45	0.1	0.1	2.1	2.0
Export financing	122	0.2	0.2	13.4	13.1
Construction	23	–	–	0.7	0.7
Leasing	53	0.1	0.1	2.7	2.6
Individuals
Overdraft	191	0.3	0.3	2.1	2.3
Real estate	111	0.3	0.2	1.5	1.7
Financing(3)	1,415	2.3	2.2	24.6	25.0
Credit card	188	0.3	0.3	2.1	2.4
Agricultural	302	0.5	0.5	9.9	9.6
Foreign currency loans	13	–	–	2.6	2.5

Total	R$4,063	6.7%	6.4%	100.0%	100.0%

________________________________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

Average Deposit Balances and Interest Rates

     The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

	Year ended December 31,

	2002		2003		2004

	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate

	(R$ in millions, except %)
Domestic deposits
Non-interest bearing deposits
Demand deposits	R$9,678	-	R$10,876	-	R$13,163	-
Interest bearing deposits
Deposits from banks	223	16.1%	657	16.9%	90	15.6%
Savings deposits	19,033	8.3	20,680	9.9	22,499	7.4
Time deposits	18,392	16.0	20,629	20.0	21,871	14.8

Total interest bearing deposits	37,648	12.1	41,966	14.9	44,460	11.0

Total domestic deposits	47,326	9.6	52,842	11.8	57,623	8.5

International deposits(1)
Non-interest bearing deposits
Demand deposits	182	-	270	-	206	-
Interest bearing deposits
Time deposits	2,955	8.5	3,601	3.1	3,288	2.6

Total interest bearing deposits	2,955	8.5	3,601	3.1	3,288	2.6
Total international deposits	3,137	8.0	3,871	2.9	3,494	2.5

Total deposits	R$50,463	9.5%	R$56,713	11.2%	R$61,117	8.2%

________________________________________
(1)	Denominated in currencies other than reais, primarily U.S. dollars

Maturity of Deposits

The following table shows the distribution of our deposits by maturity at the date indicated:

	December 31, 2004

	Due in 3	Due after 3	Due after 6
	months or	months to	months to	Due after
	less	6 months	1 year	1 year	Total

	(R$ in millions)
Domestic deposits
Non-interest bearing deposits
Demand deposits(1)	R$15,155	-	-	-	R$15,155
Interest bearing deposits
Deposits from banks	20	-	-	-	20
Savings deposits(1)	24,783	-	-	-	24,783
Time deposits	4,870	R$2,653	R$3,586	R$15,137	26,246

Total interest bearing deposits	29,673	2,653	3,586	15,137	51,049
Total domestic deposits	44,828	2,653	3,586	15,137	66,204

International deposits(2)
Non-interest bearing deposits
Demand deposits	229	-	-	-	229
Interest bearing deposits
Deposits from banks	-	-	-	-	-
Time deposits	1,460	179	166	409	2,214

Total interest bearing deposits	1,460	179	166	409	2,214

Total international deposits	1,689	179	166	409	2,443

Total deposits	R$46,517	R$2,832	R$3,752	R$15,546	R$68,647

________________________________________
(1)	Demand deposits and savings deposits are classified as due in three months or less, without taking into account the average turnaround history.
(2)	Denominated in currencies other than reais, primarily U.S. dollars.

     The following table sets forth information regarding the maturity of outstanding deposits with balances greater than US$100,000 (or its equivalent), by maturity, as of the date indicated:

	December 31, 2004

	Domestic	International
	Currency	Currency

	(R$ in millions)
Maturity within 3 months	3,981	1,316
Maturity after 3 months but within 6 months	1,736	170
Maturity after 6 months but within 12 months	1,763	161
Maturity after 12 months	7,444	405

Total deposits in excess of US$100,000	14,924	2,052

Federal Funds Purchased and Securities Sold under Agreements to Repurchase and Short-term Borrowings

     Federal funds purchased and securities sold under agreements to repurchase and short-term borrowings totaled R$24,804 million at December 31, 2004, R$35,285 million at December 31, 2003 and R$17,272 million at December 31, 2002. The principal categories of short-term financings are import and export financing and commercial paper.

     The following table summarizes the federal funds purchased and securities sold under agreements to repurchase and short-term borrowings for the periods indicated:

	Year ended December 31,

	2002	2003	2004

	(R$ in millions, except %)
Federal funds purchased and securities sold under agreements to repurchase
Amount outstanding	R$7,633	R$27,490	R$16,532
Maximum amount outstanding during the period	13,361	27,490	26,596
Weighted average interest rate at period end	21.1%	15.1%	14.1%
Average amount outstanding during period	9,670	15,486	18,070
Weighted average real interest rate	21.2%	18.4%	13.2%
Import and export financing
Amount outstanding	7,741	6,034	5,340
Maximum amount outstanding during the period	10,167	8,114	6,777
Weighted average interest rate at period end	2.8%	1.7%	1.9%
Average amount outstanding during period	7,902	7,187	5,765
Weighted average real interest rate	46.4%	(6.7)%	(4.3)%
Commercial paper
Amount outstanding	1,884	1,761	2,920
Maximum amount outstanding during the period	2,609	2,530	3,518
Weighted average interest rate at period end	1.7%	0.4%	1.6%
Average amount outstanding during period	2,235	2,032	2,673
Weighted average real interest rate	13.8%	4.7%	6.1%

Other	14	-	12

Total
	R$17,272	R$35,285	R$24,804

Item 5. Operating and Financial Review and Prospects

     You should read this discussion in conjunction with our consolidated financial statements and the notes thereto and other financial information included elsewhere in this annual report.

Overview

     Brazilian Economic Conditions

     Our results of operations are directly affected by the economic conditions in Brazil. Economic conditions directly impact our customers’ ability on average to pay financial obligations on schedule, which affects our provisioning for loan losses and balance of loans outstanding. In addition, the impact of economic conditions on exchange rates affects our net interest income, because part of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars.

     Brazil’s growth slowed in 2001 after a robust 2000, as the impact of the ongoing economic crisis in Argentina and lower levels of growth of the U.S. economy led to declines in investment and consumption in Brazil as well as other emerging markets. The economic situation was exacerbated by the government’s announcement in May 2001 of measures designed to reduce the consumption of electricity in response to an electricity shortage. The impact of the conservation measures, which were lifted in February 2002, paired with the Argentine and United States economic situation, contributed to slower rates of growth of GDP, which grew 1.5% in 2001 compared to 4.5% in 2000. Inflation was 10.4% in 2001, compared to 9.8% in 2000, as measured by the Índice Geral de Preços — Disponibilidade Interna, or IGP-DI, a general price index issued monthly by the FGV — Fundação Getúlio Vargas. The real depreciated by 18.7% against the U.S. dollar during 2001. At the same time, the Central Bank increased the base interest rate four times from April 18, 2001 to July 18, 2001, from 15.25% to 19.8% .

     The slow growth of the Brazilian economy continued in 2002 as political uncertainty relating to the presidential elections, and lower levels of growth in the U.S. economy, continued to lead to declines in investment and consumption in Brazil. GDP grew by 1.5% in 2002, as in 2001. Inflation was 26.4% in 2002, as measured by the IGP-DI. The real depreciated by 52.3% against the U.S. dollar during 2002. The Central Bank decreased the base interest rate three times between February 20 and July 17, 2002, from 19.00% to 18.00%. Between October 14, 2002 and December 18, 2002, the Central Bank increased the base interest rate to 25.00%.

     In 2003 there were signs of improvement in Brazil’s economy. Investor confidence increased as the new administration largely continued the macroeconomic policies of the previous government, including its focus on fiscal responsibility, and the real appreciated by 18.2% against the U.S. dollar. However, overall economic growth fell, as GDP contracted by 0.2% during 2003, compared to growth of 1.5% in 2002. This contraction was largely due to the effect of high interest rates, which were maintained at higher levels in order to combat inflationary pressures during the first half of the year, in constraining economic growth. The Central Bank increased the basic interest rate from 25.00% at January 1, 2003 to 26.50% on February 19, 2003 and maintained it at that level until June 18, 2003. Beginning on June 18, 2003, the Central Bank gradually decreased to 16.50% as of December 31, 2003. The Brazilian economy showed signs of improvement during the second half of 2003, growing by approximately 7.2% during the third quarter and 1.5% during the fourth, each as compared to the previous quarter.

     During 2004, the Brazilian economy continued to recover despite uncertainties in the global markets, particularly in the U.S. economy and the rising international price for petroleum, which continued to dampen growth. The increasing price of basic commodities in Brazil contributed to a growing rate of inflation, from 7.7% in 2003 to 12.1% in 2004. The Brazilian economy withstood these factors and continued to recover in large part due to the strengths of its export economy. During 2004, GDP grew 4.9% from 2003 and the real appreciated 8.1% against the U.S. dollar, reaching R$2.6544 per U.S. dollar as of December 31, 2004, as compared with R$2.8892 per U.S. dollar as of December 31, 2003. As a result of the rising inflationary pressures on the Brazilian economy, the Central Bank reduced the base interest rate from 16.5% to 16.0% in April 2004, but it began raising the interest rate later in the year, eventually arriving at an interest rate of 17.75% by December 2004.

     The Brazilian economy has continued to show signs of improvement during the first five months of 2005. During the first quarter of 2005, GDP increased by 2.9% over the same period in 2004. The real appreciated to 2.4038 reais per U.S. dollar at May 31, 2005, compared with R$2.6544 at December 31, 2004. The exchange rate reached a low of 2.3784 reais per U.S. dollar and a high of 2.7621 reais per U.S. dollar during the period. During the first five months of 2005, the Central Bank increased five times the base interest rate from 17.75% in December 2004 to 19.75% in May 2005. Inflation for the first five months of 2005 was 1.99%. On June 20, 2005, the exchange rate was 2.3855 reais per U.S. dollar.

     The following table shows Brazilian inflation as measured by the IGP-DI, devaluation or appreciation of the real against the U.S. dollar and the period-end exchange rates and average exchange rates for the periods indicated:

	December 31,

	2002	2003	2004

	(in R$, except percentages)
Inflation (IGP-DI)	26.4%	7.7%	12.1%
Devaluation (appreciation) of the real vs. U.S. dollar	52.3%	(18.2)%	(8.1)%
Period-end exchange rate—US$1.00(1)	R$3.5333	R$2.8892	R$2.6544
Average exchange rate—US$1.00(2)	R$2.9461	R$3.0964	R$2.9150
________________________________________
(1)	The real/U.S. dollar exchange rate at June 20, 2005 was R$2.3855.
(2)	The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.

Sources: FGV and the Central Bank.

     The following table shows the change in real GDP and average interbank interest rates for the periods indicated:

		December 31,

	2002	2003	2004

Change in real GDP(1)	1.5%	(0.2)%	4.9%
Average base interest rates(2)	19.2	23.3	16.2
Average interbank interest rates(3)	19.1	23.3	16.2%
____________________________________
(1)	Calculated by dividing the change in real GDP during a period by the real GDP of the previous year.
(2)	Calculated in accordance with Central Bank methodology (based on nominal rates).
(3)	Calculated in accordance with Central Clearing and Custody House (“CETIP”) methodology (based on nominal rates).
Sources: The Central Bank, the Brazilian Geography and Statistics Institute and CETIP.

     The interbank interest rate has been relatively similar to, and is sometimes lower than, the average base interest rate over the past three years, primarily due to the relatively high level of funds available in the Brazilian banking industry and increased competition between banks. These factors move the interbank interest rate towards the base interest rate as banks seek to use their funds available and remain competitive with each other.

     Effects of Interest Rates and Devaluation, Appreciation on Net Interest Income

     During periods of high interest rates, such as occurred in certain periods of 1998 through the first half of 2003 and July-December of 2004, our interest income increases as interest rates on our interest-yielding assets increase. At the same time, our interest expense increases as interest rates on our interest bearing-liabilities also rise. Changes in volumes of interest-earning assets and interest bearing-liabilities also produce changes in interest income and interest expense. For example, an increase in our interest income attributable to an increase in interest rates may be offset by a decrease in the volume of our outstanding loans during a period.

     In addition, when the real is devalued, as occurred in certain periods of 1998 through 2002, including most significantly in 1999 and 2002, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expense increases, and gains in our assets denominated in foreign currencies, such as our dollar-indexed securities and loans, as the income from such assets as measured in reais increases.

     Conversely, when the real appreciates against the U.S. dollar, as occurred in 2003 and in 2004, we incur losses on our monetary assets denominated in or indexed to foreign currencies and record gains on our liabilities denominated in or indexed to foreign currencies. Accordingly, the 28.5% decrease in interest income from loans in 2003 compared to 2002 and the 34.9% decrease in our interest expense in 2003 compared to 2002 were both largely attributable to the 18.2% appreciation of the real against the dollar during 2003.

     By comparison, the real appreciated only 8.1% against the U.S. dollar in 2004. As a consequence, our 2004 interest income decreased by only 4.0% compared with 2003, our interest expense decreased by 8.2% in 2004 compared with 2003, and our average interest rates, especially the CDI, decreased from 23.3% in 2003 to 16.2% in 2004. These effects were partially offset by the increase in the average balance of our transactions.

     The following table shows our foreign-currency-denominated and foreign-currency-indexed assets and liabilities at the dates indicated:

	December 31,

	2002	2003	2004

	(R$ in millions)
Assets
Cash and due from banks	R$1,050	R$599	R$380
Interest bearing deposits in other banks	1,548	4,069	4,751
Federal funds sold and securities purchased under
agreements to resell	285	4,503	1,011
Brazilian Central Bank compulsory deposits	943	502	211
Trading securities, at fair value	431	1,729	1,120
Available-for-sale securities, at fair value	715	2,478	4,443
Securities held to maturity	1,543	547	1,088
Net loans	14,752	13,201	11,089
Other assets	193	1,195	1,306

Total assets	21,460	28,823	25,399

Off-balance sheet accounts – notional value
Derivatives – long position
Futures	4,357	7,014	3,171
Term	123	20	302
Options	—	4	–
Swap	2,714	3,350	534

Total	R$28,654	R$39,211	R$29,406

Liabilities
Deposits	3,165	4,207	R$2,443
Federal funds purchased and securities sold under
agreements to repurchase	730	3,406	924
Short-term borrowings	9,639	7,795	8,272
Long-term debt	4,487	9,283	6,837
Others	2,836	1,124	1,672

Total liabilities	20,857	25,815	20,148
Off-balance sheet accounts – notional value
Derivatives – short position
Futures	660	8,718	6,742
Term	157	550	275
Options	—	148	47
Swap	4,589	2,904	2,636

Total	R$26,263	R$38,135	29,848

Net exposure
	2,391	1,076	R$(442)

     The excess of our foreign currency-denominated and -indexed assets over foreign currency-denominated and -indexed liabilities, adjusted according to the derivatives instruments as well as the higher interest rates we earn on our foreign-currency-denominated and -indexed assets compared to our foreign-currency-denominated and -indexed liabilities, led to net financial gains on our net foreign currency asset position for 2002 and 2003.

     In 2004, the excess of our foreign-currency-denominated and -indexed liabilities over foreign-currency-denominated and -indexed assets, adjusted according to the derivative financial instruments, led to net financial gains as a result of the real appreciation during that period.

     We have used swap and futures contracts and certain other hedging contracts to minimize the potential impact of currency devaluation or appreciation. For more information on our use of derivatives for hedging purposes, see notes 2(e), 2(f) and 22(b) to the consolidated financial statements in Item 18.

     Effects of Devaluation and Interest Rates on Lending and Treasury Activities

     As a general matter, downturns in the Brazilian economy have resulted in increasing volumes of overdue loans among our customers. As a result, during such periods, we must increase our provisions for loan losses. During 2000, our provisions for loan losses were R$1,244 million.

     However, with the subsequent deterioration of the economy in 2001 and 2002, our provisions for loan losses increased to R$1,763 million for the year ended December 31, 2001 and to R$2,543 million for the year ended December 31, 2002. We decreased our provisions for loan losses to R$2,034 million during the year ended December 31, 2003 and to R$1,429 million for the year ended December 31, 2004, despite an increase in the average balance of our loan portfolio. The decreases reflected improvements in our implementation of new methods of evaluating potential credits together with the continuing improvement of Brazilian economy.

     Our balance of loans outstanding grew from R$54,795 million at December 31, 2003 to R$63,176 million at December 31, 2004. This 15.3% increase in our lending activities was largely a result of ongoing marketing efforts, increasing confidence on the part of borrowers, and recovering domestic and international markets. As demand for credit has increased, we have reduced our investments in trading securities, such that the value of our trading assets, measured at fair value, decreased from R$37,073 million at December 31, 2003 to R$33,094 million at December 31, 2004. This reduction was partially offset by increase in our portfolio of trading securities made possible by increased sales of our pension investment contracts VGBL and PGBL.

Taxes

     Our income tax expense is made up of two components, a federal income tax and the Social Contribution Tax. The federal income tax includes two components: a basic income tax and an additional income tax. As of December 31, 2004, the federal income tax was assessed at a combined rate of 25% of adjusted net income. At the same date, the Social Contribution Tax was assessed at a rate of 9% of adjusted net income. As of February 1, 2000, the enacted base rate for the Social Contribution Tax on net profits is 8%, with an additional rate of 1% levied until December 31, 2002. The total Social Contribution Tax rate was to be reduced to 8% on January 1, 2003, but the government decided to maintain the 9% rate indefinitely.

     Brazilian corporations may make payments to shareholders characterized as a distribution of interest on capital as an alternative form of making dividend distributions and take a deduction against taxable income for such payments. We aim at maximizing the amount of dividends we pay in the form of interest on capital. For further information on our tax expense, see “Item 4. Information on the Company—Regulation and Supervision—Taxation” and “Item 10. Additional Information Memorandum and Articles of Incorporation—Organization—Allocation of Net Income and Distribution of Dividends” and “—Taxation—Distributions of Interest on Capital.”

     Impact of Recent Material Acquisitions and Joint Ventures on our Future Financial Performance

     In December 2000, we entered into a telecommunications joint venture agreement with Unibanco and Portugal Telecom and two of its affiliates. Pursuant to that agreement, BUS Holding became our subsidiary and its results accordingly were thereupon consolidated with our own. In connection with the original joint venture agreement, BUS Holding received an initial payment in reais equivalent to R$548 million, of which R$335 million corresponded to goodwill on the purchase of our technology infrastructure, which is being amortized at the rate of R$67 million per year. The payment and related amortization were reflected on our December 31, 2001 financial statements and will continue to be reflected on our financial statements through December 31, 2006. The transaction was completed in 2002, with the liquidation of BUS Holding. For more information, see “Item 4. Information on the Company—The Company—History—Recent Important Acquisitions and Joint Ventures—BUS—Serviços de Telecomunicações Joint Venture.”

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

     We have made the following significant acquisitions during the past three years:

  In January 2002, we acquired control of Banco Mercantil and its controlled companies. In March 2003, we completed the purchase of the minority shareholders’ shares of Banco Mercantil and converted it into our wholly-owned subsidiary. In May 2003, the branches assets and liabilities of Banco Mercantil were transferred to Banco Bradesco at their book value;

  In January 2002, we acquired control of BEA at auction for a purchase price of R$182.9 million. In June 2003, the branches, assets and liabilities of BEA were transferred to Banco Bradesco at their book value;

  In February 2002, we acquired 100% of the shares of BancoCidade and its controlled entities. In June 2002, the branches, assets and liabilities of BancoCidade were merged into BCN at book value. In 2004, BCN was merged into Banco Bradesco;

  In January 2003, we entered into an agreement to acquire 100% of the shares of BBV Banco, now Banco Alvorada. Upon completion of the transaction in June 2003, BBV Banco became our wholly-owned subsidiary and in September 2003, all of the branches, assets and liabilities of BBV Banco were transferred to Banco Bradesco;

  In November 2003, we entered into an agreement to acquire 100% of the shares of the Zogbi Institutions. Upon completion of the transaction in February 2004, the Zogbi Institutions became our wholly-owned subsidiaries; and

  In February 2004, we acquired control of BEM at auction for a purchase price of R$78 million. In October 2004, the assets, liabilities and branches of BEM were transferred to Banco Bradesco at their book value.

     In each case, we believe that the acquisitions and related transfers of assets and liabilities resulted in an increase in our revenues, expenses and income. However, we do not separately account for these acquisitions, and the acquired operations have been integrated into our operations. Accordingly, we are not able to quantify the financial impact of these acquisitions. Similarly, we expect that each of the acquisitions and the related transfers of assets and liabilities is likely to result in increases in our revenues and expenses in the future. The amount of such potential increases is uncertain, and we therefore cannot estimate with confidence the impact of these transactions on our future financial performance. For more information, see “Item 4. Information of the Company—The Company—History—Recent Material Acquisitions and Joint Ventures.”

     With the exception of the acquisition of BBV Banco, now Banco Alvorada, none of our acquisitions made since January 1998 has been significant as measured in accordance with U.S. GAAP.

Critical Accounting Policies

     Our significant accounting policies are described in note 2 to our consolidated financial statements included in Item 18. The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts require us to make assumptions about matters that are highly uncertain. In each case, other estimates, or changes in the estimates from period to period, could have had a material impact on our financial condition and results of operations as shown on our financial statements.

Allowance for Loan Losses

     We periodically adjust our allowance for loan losses based on an analysis of our loan portfolio, including our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period.

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

     Our determination of our allowance for loan losses is influenced by the risk classification of each credit operation. Assuming a 1.0% positive variation in expected losses to our loan portfolio composed by customers that comply with their obligations on time, as of December 31, 2004, the allowance for loan losses would increase by approximately R$16.9 million. This sensitivity analysis is hypothetical, and is meant to illustrate the impact that risks classification and the severity of losses has on our determination of the allowance for loan losses. The analysis should not be considered a reflection of our expectations for future determinations of risk classification or for future changes in the severity of losses. Given the procedures that we follow in order to determine our loan portfolio’s risk classification and our assessment of the severity of losses, we believe that the current risk classification and estimate of severity of losses for our loan portfolio are appropriate.

     For additional information regarding our practices related to the allowance for loan losses, see “Item 4. Information on the Company - Selected Statistical Information - Credit Operations - Non-performing loans” and “ - Allowance for Loan Losses.”

Valuation of Derivatives and Securities

     Financial instruments reported at fair value in our financial statements mainly include securities classified as trading and available-for-sale and other trading assets, including derivatives. Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party.

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

     The determination of fair value when quoted market prices are not available involves management judgment, as models are dependent on our judgment regarding what weight to give different factors and the quality of the information we receive. For example, market data to rely upon when estimating the impact of holding a large or mature position are often limited. Similarly, we utilize our judgment in estimating prices when no external parameters exist. If we make incorrect assumptions, or the model itself makes incorrect assumptions or correlations, the amount of revenue or loss recorded for a specific asset or liability may be exaggerated. Judgment is also required to determine whether a decline in fair value below the amortized cost of an available-for-sale security or a security held to maturity is “other than temporary,” such that it requires that we write down the amortized cost basis and reflect the reduction as an expense. In evaluating whether a decline is “other than temporary,” management exercises discretion in deciding the historical period to be considered and how severe a loss may be.

     These valuation methods could expose us to materially different results should the models used or underlying assumptions be inaccurate.

Classification of Securities

     The classification of securities as trading, available-for-sale or held to maturity is based on management’s intention to hold or trade such securities at the time of acquisition. The accounting treatment of the securities we hold thus depends on whether we classify them at acquisition as trading, available-for-sale or held to maturity. Changes in circumstances may modify our strategy with respect to a specific security, requiring transfers among the three categories indicated above.

Income Tax

     The determination of the amount of our tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of deferred tax benefits and income tax payable. Our assessment of the possibility that a deferred tax benefit could be realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The realization of deferred tax benefits is subject to changes in future tax rates and developments in our tax planning strategies. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, influencing our determination of the amount of our tax liability.

     We constantly monitor and evaluate the impact on our liability of new tax laws as well as new developments that could affect the assessments and assumptions underlying our analysis of the possibility of realizing deferred tax benefits.

     For additional information regarding our income tax, see “Item 4. Information on the Company—Regulation and Supervision—Taxation—Income Tax and Social Contribution on Profits.” Our accounting policy with respect to income tax recognition is discussed in note 2(q) of our consolidated financial statements in Item 18.

Use of Estimates

     In presenting the financial statements our management makes estimates and assumptions that also include the amount of valuation allowances for deferred tax assets, assumptions underlying the calculation of the allowance for loan losses, assumptions relating to the calculation of insurance technical reserves, the selection of useful lives for certain assets and the determination of whether a specific asset or group of assets has been impaired. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Accounting for Unusual and Unique Transactions

     Accounting for unusual and unique transactions for which no specific literature exists requires significant judgment in identifying the key terms of the transaction, determining which situations in the literature may be considered analogous, drawing conclusions as to whether the treatments applied in analogous situations are appropriate and, finally, determining which of possible alternative treatments identified is the most appropriate method of accounting for the transaction.

     Certain of our transactions, such as those with BUS and those involving products and transactions unique to the Brazilian market, require management to apply significant judgment in determining the appropriate accounting treatment for each such transaction.

For additional information on the BUS transactions see “Item 4. Information on the Company-The Company-History-Recent Important Acquisitions and Joint Ventures-BUS-Serviços de Telecomunicações Joint Venture.” Our accounting policy with respect to this transaction is discussed in note 27 to our consolidated financial statements in Item 18.

Commitments and Contingencies

     We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the table below.

	Payments due as of December 31, 2004

	Less than	1 to 3	3 to 5	More than
Contractual Obligations	1 year	years	years	5 years	Total

	(R$ in millions)
Time deposits	R$12,914	R$15,073	R$361	R$112	R$28,460
Federal funds purchased and securities
sold under agreements to repurchase	14,521	1,594	417	–	16,532
Long-term debt	4,468	5,760	2,226	7,199	19,653
Other obligations(1)	33,469	13,991	674	209	48,343

Total	R$65,372	R$36,418	R$3,678	R$7,520	R$112,988

________________________________________
(1)	Includes reserves for insurance claims, pension plans and pension investment contracts.

Off-balance Sheet Financial Guarantees

     As part of our credit operations, we enter into credit-related transactions with our customers, for the purpose of administering to their financing needs, which are not recorded on our balance sheet in accordance with U.S. GAAP. The following table summarizes these off-balance sheet financial arrangements as of December 31, 2004:

Payments due as of December 31, 2004

	Less than	1 to 3	3 to 5	More than
	1 year	years	years	5 years	Total

(R$ in millions)
Guarantees granted	R$1,791	R$1,589	R$886	R$3,834	R$8,100
Letters of credit	130	–	–	–	130

Total	R$1,921	R$1,589	R$886	R$3,834	R$8,230

     We grant financial guarantees conditioned on loans thus guaranteeing our clients’ performance in a relationship between our client and a third party. We have the right to seek reimbursement from our clients for any amount we shall have to pay under such a guarantee. Additionally, we may withhold revenues in cash or enter into other high liquidity guarantees to counter-guarantee these obligations. The agreements are subject to the same credit evaluation as the credit evaluation performed on the execution of loans.

     Letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. We issue commercial letters of credit to facilitate foreign trade transactions and to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. These instruments are short-term commitments to pay a third-party beneficiary under certain contractual conditions regarding the shipment of goods. The contracts are subject to the same credit evaluations as other extensions of credit.

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

     The sum of amounts presented by segment may not equal amounts reported on a consolidated basis due to amounts attributable to other immaterial segments and to adjustments, reclassifications and eliminations for inter-company transactions.

     In our banking segment, we offer a range of banking products and services to our customers, including deposit-taking and lending operations, credit and debit card services, and capital markets services, through our broad distribution network. For a description of the banking segment’s operations, see “Item 4. Information on the Company—The Company—Banking.”

     In our insurance, pension plans and certificated savings plans segment, we offer a range of products and services to our customers, including health, life, accident, automobile and property insurance, individual and corporate pension plans, and certificated savings accounts, through our broad distribution network. For a description of the operations of the insurance, pension plans and certificated savings plans segment, see “Item 4. Information on the Company—The Company—Insurance, Pension Plans and Certificated Savings Plans.”

Results of Operations for Year Ended December 31, 2004 Compared with December 31, 2003

     The following tables show the principal components of our net income for 2004 and 2003 on a company-wide basis and by segment:

	Bradesco

			Percentage
	2003	2004	change

	(R$ in millions, except percentages)
Net interest income	R$14,999	R$14,804	(1.3)%
Provision for loan losses	(2,034)	(1,429)	(29.7)
Non-interest income	11,109	14,282	28.6
Non-interest expense	(21,418)	(23,717)	10.7

Income before income taxes and minority interests	2,656	3,940	48.3
Income taxes	(346)	(601)	73.7
Income before minority interest	2,310	3,339	44.5
Minority interest	(8)	(12)	50.0

Net income	R$2,302	R$3,327	44.5%

				Insurance, Pension Plans & Certificated Savings Plans
	Banking

			Percentage			Percentage
	2003	2004	Change	2003	2004	Change

		(R$ in millions, except percentages)

Net interest income	R$10,034	R$9,861	(1.7)%	R$4,959	R$4,937	(0.4)%
Provision for loan losses	(2,034)	(1,429)	(29.7)	–	–	–
Non-interest income	4,041	6,370	57.6	7,020	7,794	11.0
Non-interest expense	(10,424)	(11,418)	9.5	(10,949)	(12,201)	11.4

Income before income taxes and minority interests	1,617	3,384	109.3	1,030	530	(48.5)
Income taxes	24	(457)	–	(364)	(138)	(62.1)
Income before minority interest	1,641	2,927	78.4	666	392	(41.1)
Minority interest	(6)	(8)	33.3	(2)	(4)	100.0

Net income	R$1,635	R$2,919	78.5%	R$664	R$388	(41.6)%

     Net Interest Income

     The following table shows the principal components of our net interest income before provision for loan losses for 2003 and 2004, on a company-wide basis and by segment:

							Insurance, Pension Plans
	Bradesco			Banking			& Certificated Savings Plans

			Percentage			Percentage			Percentage
	2003	2004	Change	2003	2004	Change	2003	2004	Change

	(R$ in millions, except percentages)
Interest income	24,716	23,723	(4.0)%	$19,768	18,793	(4.9)%	4,959	4,937	(0.4)%
Interest expense	(9,717)	(8,919)	(8.2)	(9,734)	(8,932)	(8.2)	-	-

Net interest income	14,999	14,804	(1.3)%	10,034	9,861	(1.7)%	4,959	4,937	(0.4)%

     The following table shows, on a company-wide basis and by segment, how much of the decrease in our net interest income was attributable to changes in the average volume of interest-earning assets and interest bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2004 as compared to the year 2003:

	Bradesco	Banking	Insurance, Pension Plans & Certificated Savings Plans

2004/2003 Increase (decrease) (R$ in millions)

Due to changes in average volume of interest-earning
assets and interest bearing liabilities	R$1,617	R$(114)	R$1,549
Due to changes in average interest rates	(1,812)	(59)	(1,571)

Net change	R$(195)	R$(173)	R$(22)

     Banking

     The R$173 million decrease in net interest income in the banking segment in 2004 from 2003 resulted mainly from a 6.2% increase in the average volume of interest bearing liabilities, compared with an increase of only 5.7% in the volume of interest-earning assets, which in turn produced a decrease of R$114 million in net interest income. This decrease resulted primarily from a 16.7% increase in federal funds purchased and securities sold under repurchase agreements, from an 8.7% increase in the average balance of our long-term debt, as well as from a 3.8% increase in time deposits, which, in turn, were partially offset by a 8.2% increase in the average balance of our credit portfolio. This increase was due primarily to an increase in funds loaned to individuals, especially for automobile financing and personal loans.

     The reduction of the basic interest rate from 23.3% in 2003 to 16.2% in 2004 resulted in a decrease of R$59 million in our net interest income in 2004, as compared to 2003.

     Net interest margin is net interest income as a percentage of average interest-earning assets. Our net interest margin in the banking segment fell from 10.1% in 2003 to 9.4% in 2004.

     Insurance, Pension Plans and Certificated Savings Plans

     The R$22 million decrease in net interest income in the insurance, pension plans and certificated savings plans segment in 2004 from 2003 was primarily due to a decrease in average interest rates during 2004, which was partially offset by an increase in the average volume of interest-earning assets. The base interest rate decreased from 23.3% in 2003 to 16.2% in 2004, leading to a decrease in net interest income of R$1,571 million in 2004 in comparison with 2003. The changes in the average volume of interest-earning assets (which increased by 36.9%) led to an increase in interest income of R$1,549 million.

These increases were primarily due to a 40.4% increase in our average balance of trading securities, made possible by an increase in funds from sales of our pension investment contracts VGBL and PGBL.

     Our net interest margin in the insurance, pension plans and certificated savings plans segment decreased from 22.7% in 2003 to 16.5% in 2004.

     Interest Income

     The following tables show, on a company-wide basis and by segment, the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2003 and 2004:

		Bradesco

			Percentage
	2003	2004	Change

	(R$ in millions, except percentages)
Average balance of interest-earning assets:
Loans	R$51,039	R$55,230	8.2%
Federal funds sold and securities purchased under agreements to resell	19,487	18,628	(4.4)
Trading securities	27,077	34,039	25.7
Available-for-sale securities	3,147	5,682	80.6
Securities held to maturity	3,088	4,528	46.6
Interest bearing deposits in other banks	4,651	3,226	(30.6)
Central bank compulsory deposits	11,988	13,070	9.0
Other interest-earning assets	985	858	(12.9)

Total	R$121,462	R$135,261	11.4%

Average interest rate earned:	20.3%	17.5%

				Insurance, Pension Plans & Certificated Savings Plans
	Banking

			Percentage			Percentage
	2003	2004	Change	2003	2004	Change

		(R$ in millions, except percentages)
Average balance of interest-earning assets:
Loans	R$51,039	R$55,230	8.2%	—	—	—
Federal funds sold and securities purchased
under agreements to resell	19,487	18,628	(4.4)	—	—	—
Trading securities	9,274	9,036	(2.6)	R$17,803	R$25,003	40.4%
Available-for-sale securities	1,687	3,860	128.8	1,460	1,822	24.8
Securities held to maturity	680	1,616	137.6	2,408	2,912	20.9
Interest bearing deposits in other banks	4,526	3,088	(31.8)	202	209	3.5
Central bank compulsory deposits	11,988	13,070	9.0	—	—	—
Other interest-earning assets	985	858	(12.9)	—	—	—

Total	R$99,666	R$105,386	5.7%	R$21,873	R$29,946	36.9%

Average interest rate earned:	19.8%	17.8%		22.7%	16.5%

     For further information about average interest rates by type of assets, see “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheet and Interest Rate Data.”

     The following table shows, on a company-wide basis and by segment, how much of the decrease in our interest income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2004 as compared to the year 2003:

Insurance, Pension Plans & Certificated Savings Plans

	Bradesco	Banking

2004/2003 increase (decrease)

(R$ in millions)
Due to changes in average volume of interest-earning
assets and interest bearing liabilities	R$2,606	R$883	R$1,549
Due to changes in average interest rates	(3,599)	(1,858)	(1,571)
Net change
	R$(993)	R$(975)	R$(22)

     Banking

     Interest income in the banking segment decreased by R$975 million in 2004, a 4.9% decrease compared to 2003, primarily due to a decrease in interest income from federal funds sold and securities purchased under agreements to resell and trading securities that was partially offset by the increase in the interest income from loans.

     The interest income from federal funds sold and securities purchased under agreements to resell decreased from R$3,861 million in 2003 to R$2,738 million in 2004. This decrease was mainly a result of the decrease in the average interest rate from 23.3% in 2003 to 16.2% in 2004 as well as a 4.4% decrease in the average balance of our transactions.

     The 27.3% decrease in interest income from trading securities, from R$1,842 million in 2003 to R$1,340 million in 2004, was largely attributable to the decrease on the average rates from 23.3% in 2003 to 16.2% in 2004, partially offset by the lower exchange losses in 2004 compared to 2003 as a result the decline in the appreciation of the real from 18.2% in 2003 to 8.1% in 2004. When the real appreciates our interest income from such assets as measured in reais decreases and as a consequence the income decrease in 2004 related to the appreciation of the real was lower than in 2003.

     The increase in our interest income was due to a 5.2% increase in interest income from loans, from R$12,176 million in 2003 to R$12,812 million in 2004, which resulted from a 8.2% increase in the average balance of loans from R$51,039 million in 2003, to R$ 55,230 million in 2004, partially offset by a decline in average interest rates. This increase resulted mainly from an increase in personal loans and automobile financing to individuals, where interest rates are higher than our average rates, and, to a lesser extent, from the reduction in exchange losses resulting from the lower appreciation of the real against the dollar in 2004. The increases in interest income due to the foregoing factors were partially offset by a decrease in interest income resulting from a decline in average interest rates from 23.3% in 2003 to 16.2% in 2004.

     Insurance, Pension Plans and Certificated Savings Plans

     Interest income in the insurance, pension plans and certificated savings plans segment decreased by R$22 million in 2004, a 0.4% decrease from 2003, primarily due to a decrease in average interest rates during 2004, which was partially offset by an increase in the average volume of interest earning assets. The changes in the average volume of such assets resulted in R$1,549 million of income, an increase of 36.9%, was due primarily to a 40.4% increase in the average balance of our trading securities, which was related to increased sales of our VGBL and PGBL products in 2004.

     Interest Expense

     The following table shows the principal components of our average interest bearing liabilities and the average interest rates paid on those liabilities in 2003 and 2004, all of which are in the banking segment:

		Banco Bradesco

			Percentage
	2003	2004	Change

	(R$ in millions, except percentages)

Average balance of interest-bearing liabilities:
Savings deposits	R$20,680	R$22,499	8.8%
Time deposits	24,230	25,159	3.8
Federal funds purchased and securities sold
under agreements to repurchase	15,486	18,070	16.7
Short-term borrowings	9,219	8,442	(8.4)
Long-term debt	16,417	17,839	8.7
Deposits from financial institutions	657	90	(86.3)

Total	R$86,689	R$92,099	6.2%

Average interest rate paid:	11.2%	9.7%

				Insurance, Pension Plans &
	Banking			Certified Savings Plans

			Percentage			Percentage
	2003	2004	Change	2003	2004	Change

	(R$ in millions, except percentages)
Average balance of interest-
bearing liabilities:
Savings deposits	R$20,698	R$22,502	8.7%	–	–	–
Time deposits	24,298	25,230	3.8	–	–	–
Federal funds purchased and
securities sold under
agreements to repurchase	15,486	18,070	16.7	–	–	–
Short-term borrowings	9,219	8,442	(8.4)	–	–	–
Long-term debt	16,417	17,839	8.7	–	–	–
Deposits from financial institutions	657	90	(86.3)	–	–	–

Total	R$86,775	R$92,173	6.2%	–	–	–

						–
Average interest rate paid:	11.2%	9.7%

     For further information on average interest rates by type of liability, see “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheet and Interest Rate Data.”

     The following table shows how much of the decrease in our interest expense was attributable to changes in the average volume of interest bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2004 as compared to the year 2003:

	Bradesco	Banking	Insurance, Pension Plans & Certified Savings Plans

2004/2003 (decrease)

(R$ in millions)
Due to changes in average volume of interest bearing liabilities	R$989	R$997	-
Due to changes in average interest rates	(1,787)	(1,799)	-

Net change	R$(798)	R$(802)	-

     Banking

     The 8.2% decrease in our interest expense in our banking segment for 2004 compared to 2003 was primarily attributable to lower interest expenses on time deposits, partially offset by higher interest expenses on long-term debt.

     The decrease of our interest expense was due to a 21.4% decrease in our interest expenses on time deposits from R$4,250 million in 2003 to R$3,340 million in 2004. This decrease was mainly due to a decrease in average interest rates, from 23.3% in 2003 to 16.2% in 2004, which was partially offset by a 3.8% increase in our average volume of time deposits, from R$24,298 million in 2003 to R$25,230 million in 2004. The increase in our time deposits was primarily due to increased demand by institutional investors.

     We recorded interest income related to short-term borrowings, represented mainly by short-term international financing facilities denominated in foreign currency, in 2003 and 2004, as a result of exchange gains as a result of the appreciation of the real in both years. Our income in respect of such borrowings decreased in 2003 and in 2004, due primarily to the lower appreciation of the real against the dollar of 8.1% in 2004, compared with 18.2% in 2003.

     Interest expense on our long-term debt increased 86.9%, from R$865 million during 2003 to R$1,617 million during 2004. This increase was due primarily to an increase of R$563 million in our interest expense on our long-term international financing facilities denominated in foreign currency, which in turn was largely attributable to the smaller appreciation of the real against the U.S. dollar during 2004 when compared to 2003.

     Provision for Loan Losses

     The following table shows changes in our allowance for loan losses, provision for loan losses, loan charge-offs and loan recoveries for the years ended 2003 and 2004, as well as our provisions-to-loans ratio (expressed as a percentage of the average balance of our loans):

			Percentage
	2003	2004	Change

	(R$ in millions, except percentages)
Allowance for loan losses at the beginning of the year	R$3,455	R$3,846	11.3%
Provision for loan losses	2,034	1,429	(29.7)
Loan charge-offs	(2,058)	(1,824)	(11.4)
Loan recoveries	415	612	47.5

Allowance for loan losses at the end of the year	3,846	R$4,063	5.6

Ratio of provision for loan losses to average loans
outstanding	3.8%	2.5%

     The allowance for loan losses increased 5.6% from R$3,846 million as of December 31, 2003 to R$4,063 million as of December 31, 2004, primarily due to a 8.2% increase in our average loan balance.

     We believe that Brazil’s economic situation has not yet completely stabilized, although the economy showed indications of improvement during 2004. Accordingly, the allowance for loan losses decreased as a percentage of loans from 7.0% in 2003 to 6.4% in 2004.

     The Brazilian economy performed well during 2004, largely due to the current administration’s implementation of fiscal austerity policies. As a result, our level of annual loan losses, defined as the value of loan charge-offs as a percentage of the total value of outstanding loans, decreased from 3.9% in 2003 to 3.2% in 2004. Similarly, recoveries of troubled loans increased by 47.5% as compared to 2003, and loan charge-offs fell by 11.4% for the year, as the rate of loan defaults decreased. Overall, during 2004 the provision for loan losses decreased by 29.7% as compared to 2003.

     Our borrowers’ ability to perform their obligations in light of the improving Brazilian economy, as well as our own increased selectivity in granting loans, is reflected in improvements in the risk classifications of our loan portfolio. The percentage of loans in our top four risk classifications, none of which are considered to be non-performing, was 92.6% at December 31, 2004, an increase from 92.0% at December 31, 2003. Loans in a lower two risk classification categories increased from 68.1% of the total at year-end 2003, to 68.9% at year-end 2004, reflecting the improvement in the overall quality of the portfolio.

     We believe that our current allowance for loan losses is sufficient to cover known and estimated future loan losses in our portfolio. For more information, see “Item 4. Information on the Company—Selected Statistical Information—Credit Operations—Non-performing loans—Charge-offs” and “—Non-performing Loans and Allowance for Loan Losses.”

     We believe that the amount of, and changes in, our allowance for loan losses, viewed as a percentage of the total portfolio, are consistent with our historical net loss experience, rates of default and charge-offs.

     In 2004, our loan portfolio growth strategy continued to focus on extending personal loans and automobile financing to individuals, such loan historically having a better return rate than loans to industries and companies, although they have a higher level of default. Such strategy reflects in the growth of our “other financings” account, which includes loans only to individuals, with an increase of 44.0% in 2004, increasing its participations over the total credit portfolio from 20.0% in 2003 to 25.0% in 2004.

     The business expansion of loans to individuals was due mainly to efforts to estimate the organic growth of our portfolio, distributed among all the segments specialized in this kind of customer. Although with a lower participation, the acquisition of Banco Zogbi in 2004, completed the expansion plan, increasing our participation in the personal credit for lower income clients.

     Shifts in the quality of our loan portfolio played a more significant role in determining our allocation of allowances for loan losses than any other criteria change or trend in non-performing loans.

     The economic segments that performed well in 2004 were largely those that were oriented toward foreign trade. Despite the appreciation of the real, exporters were aided by favorable exchange rates, as the U.S. dollar depreciated against the euro.

     The strength of the export-based segments of the economy was also reflected in the growth of agriculture-related loans in our portfolio, which increased from 8.1% of the total portfolio in 2003 to 9.6% in 2004. This led to an additional allowance for loan losses of R$33 million in this segment, representing 2.3% of the expense allowance for loan losses during this period. We increased the balance of our loans classified as “industrial and other loans”, the largest segment of our loan portfolio, by 9.9%, while having a very small reduction in the total of loans, reaching 38.1% as compared to 40.0% in 2003. The small decrease related to the level of loans in this classification was influenced by the decrease in volume of loans to major companies, which in turn was affected by the appreciation of the real as a result of the large number of foreign currency assets in our portfolio.

     For a description of the Central Bank’s regulation of lending operations, see “Item 4. Information on the Company-Regulation and Supervision-Treatment of Overdue Debts” and note 2(j) to our consolidated financial statements in Item 18.

     Non-interest Income

     The following tables show, on a company-wide basis and by segment, the principal components of our non-interest income for 2003 and 2004.

		Bradesco

			Percentage
	2003	2004	Change

	(R$ in millions, except percentages)

Fee and commission income	R$3,463	R$4,310	24.5%
Trading income	45	1,236	2,646.7
Net realized gains on available-for-sale securities	738	433	(41.3)
Net gain on foreign currency transactions	198	269	35.9
Equity in earnings (losses) of unconsolidated companies	60	66	10.0
Insurance premiums	6,149	6,764	10.0
Pension plan income	64	374	484.4
Other non-interest income	392	830	111.7

Total	R$11,109	R$14,282	28.6%

				Insurance, Pension Plans & Certificated Savings Plans
	Banking

			Percentage			Percentage
	2003	2004	Change	2003	2004	Change

	(R$ in millions, except percentages)

Fee and commission income	R$3,225	R$3,885	20.5%	R$191	R$312	63.4%
Trading income (losses)	154	1,248	710.4	(108)	(12)	(88.9)
Net realized gains on available-for-sale securities	167	168	0.6	570	252	(55.8)
Net gain on foreign currency transactions	198	269	35.9	–	–	–
Equity in earnings (losses) of unconsolidated companies	101	32	(68.3)	(41)	33	–
Insurance premiums	–	-		6,149	6,764	10.0
Pension plan income	–	-		64	374	484.4
Other non-interest income	196	768	291.8	195	71	(63.6)

Total	R$4,041	R$6,370	57.6%	R$7,020	R$7,794	11.0%

     Banking

     Non-interest income in the banking segment increased 57.6% in 2004 compared to 2003, principally due to an increase in income from trading securities and an increase in fee and commission income.

     Income from trading securities increased 710.4% from an income of R$154 million in 2003 to an income of R$1,248 million in 2004. This increase resulted principally from a reduction in exchange losses due to smaller appreciation of the real, as well as an increase in income from hedging operations.

Fee and commission income increased from R$3,225 million in 2003 to R$3,885 million in 2004, or 20.5%, primarily due to an increase in the volume of operations that yield fees and commissions and growth in our client base. Fees and commissions from the administration of funds and for services related to current accounts saw the greatest increase, largely due to the increased volume of these transactions.

     Insurance, Pension Plans and Certificated Savings Plans

     Non-interest income in the insurance, pension plans and certificated savings plans segment increased 11.0% in 2004 compared to 2003, principally due to increases in insurance premiums and pension plan income.

     Insurance premiums increased by 10.0%, from R$6,149 million in 2003 to R$6,764 million in 2004. This increase resulted principally from increases in the volume of automobile and health insurance policies sold, which was largely due to the ability of brokers and clients to enter into policy agreements via the Internet.

     Non-interest Expense

     The following tables show, on a company-wide and per segment basis, the principal components of our non-interest expense for 2003 and 2004:

		Bradesco

			Percentage
	2003	2004	Change

	(R$ in millions, except percentages)

Salaries and benefits	R$(4,677)	R$(4,864)	4.0%
Administrative expenses	(3,909)	(4,057)	3.8
Amortization of intangible assets	(266)	(278)	4.5
Insurance claims and provisions for claims incurred but not reported	(4,333)	(4,822)	11.3
Changes in reserves for insurance, pension plans, certificated savings plans and pension investment contracts	(3,777)	(4,326)	14.5
Pension plan operating expenses	(637)	(751)	17.9
Insurance and pension plan selling expenses	(762)	(907)	19.0
Depreciation and amortization	(744)	(789)	6.0
Other non-interest expense	(2,313)	(2,923)	26.4

Total	R$(21,418)	R$(23,717)	10.7%

				Insurance, Pension Plans & Certificated Savings Plans
	Banking

			Percentage			Percentage
	2003	2004	Change	2003	2004	Change

		(R$ in millions, except percentages)

Salaries and benefits	R$(4,189)	R$(4,325)	3.2%	R$(462)	R$(480)	3.9%
Administrative expenses	(3,555)	(3,722)	4.7	(484)	(455)	(6.0)
Amortization of intangible assets	(256)	(274)	7.0	(10)	(4)	(60.0)
Insurance claims and provisions for claims incurred but not reported	—	—	—	(4,333)	(4,822)	11.3
Changes in reserves for insurance, pension plans, certificated savings plans and pension investment contracts	—	—	—	(3,777)	(4,326)	14.5
Pension plan operating expenses	—	—	—	(637)	(751)	17.9
Insurance and pension plan selling expenses	—	—	—	(762)	(907)	19.0
Depreciation and amortization	(675)	(728)	7.9	(67)	(56)	(16.4)
Other non-interest expense	(1,749)	(2,369)	35.4	(417)	(400)	(4.1)

Total	R$(10,424)	R$(11,418)	9.5%	R$(10,949)	R$(12,201)	11.4%

     Banking

     Non-interest expense in the banking segment increased 9.5% in 2004 compared to 2003, due primarily to increases in administrative expenses, salaries and benefits. The salaries and benefits expense increased by 3.2%, from R$4,189 million in 2003 to R$4,325 million in 2004, partially due to the effect of a bargaining agreement with labor unions and the consolidation of BBV Banco, Zogbi and BEM, which was partially offset by headcount reduction.

     Administrative expenses increased by 4.7%, from R$3,555 million in 2003 to R$3,722 million in 2004, due primarily to the consolidation of BBV Banco, Banco Zogbi and BEM.

     Insurance, Pension Plans and Certificated Savings Plans

     Non-interest expense in the insurance, pension plans and certificated savings plans segment increased 11.4% in 2004 compared to 2003, due primarily to an increase in insurance claims and provisions for claims incurred but not reported as well as in the expense for changes in provisions for insurance, pension plans and certificated savings plans. Insurance claims increased by 11.3%, from R$4,333 million in 2003, to R$4,822 million in 2004, largely due to an increase in payments of claims under automobile and health insurance policies due to the increase in the number of policies in force.

     The expense for changes in reserves for insurance, pension plans and certificated savings plans increased by 14.5% in 2004 compared to 2003, from R$3,777 million in 2003 to R$4,326 million in 2004, due to the establishment of a provision in the portfolio of the health segment in R$324 million, mainly to solve the level problem regarding the premiums per persons over sixty years, due to a change in the applicable law, occurred in 2004.

     Income Tax

     Income tax in Brazil is comprised of federal income taxes and the Social Contribution Tax on adjusted income. See “—Overview—Taxes.” The combined rate of these two taxes has been 34% since February 2000.

     Income tax expense increased by 73.7% to R$601 million in 2004 from R$346 million in 2003. Income tax expense as a percentage of our income before income taxes, adjusted for income in earnings (losses) of unconsolidated companies, increased to 15.5% in 2004 from 13.3% in 2003.

The increase was due primarily to the increase in taxable income in 2004.

     Net Income

     As a result of the foregoing, net income for 2004 increased 44.5%, from R$2,302 million in 2003 to R$3,327 million in 2004.

Results of Operations for Year Ended December 31, 2003 Compared with December 31, 2002

     The following tables show the principal components of our net income for 2003 and 2002 on a company-wide basis and by segment:

		Bradesco

			Percentage
	2002	2003	change

	(R$ in millions, except percentages)

Net interest income	R$13,467	R$14,999	11.4%
Provision for loan losses	(2,543)	(2,034)	(20.0)
Non-interest income	7,963	11,109	39.5
Non-interest expense	(16,599)	(21,418)	29.0

Income before income taxes and minority interests	2,288	2,656	16.1
Income taxes	(161)	(346)	114.9
Change in accounting principle	27	–	(100.0)

Income before minority interest	2,154	2,310	7.2
Minority interest	(12)	(8)	(33.3)

Net income	2,142	2,302	7.5

				Insurance, Pension Plans & Certificated Savings Plans
	Banking

			Percentage			Percentage
	2002	2003	Change	2002	2003	Change

	(R$ in millions, except percentages)

Net interest income	R$10,436	R$10,034	(3.9)%	R$3,021	R$4,959	64.2%
Provision for loan losses	(2,543)	(2,034)	(20.0)	-	-	-
Non-interest income	2,304	4,041	75.4	5,684	7,020	23.5
Non-interest expense	(8,630)	(10,424)	20.8	(7,989)	(10,949)	37.1

Income before income
taxes and minority interests	1,567	1,617	3.2	716	1,030	43.9
Income taxes	22	24	9.1	(173)	(364)	110.4
Change in accounting principle	27	-	(100.0)	-	-	-

Income before minority interest	1,616	1,641	1.5	543	666	22.7
Minority interest	(9)	(6)	(33.3)	(3)	(2)	(33.3)

Net income	1,607	1,635	1.7	540	664	23.0

     Net Interest Income

     The following table shows the principal components of our net interest income before provision for loan losses for 2002 and 2003, on a company-wide basis and by segment:

							Insurance, Pension Plans
		Bradesco			Banking		& Certificated Savings Plans

			Percentage			Percentage			Percentage
	2002	2003	Change	2002	2003	Change	2002	2003	Change

				(R$ in millions, except percentages)

Interest income	R$28,394	R$24,716	(13.0)%	R$25,380	R$19,768	(22.1)%	R$3,021	R$4,959	64.2%
Interest expense	(14,927)	(9,717)	(34.9)	(14,944)	(9,734)	(34.9)	-	-	-

Net interest income	13,467	14,999	11.4	10,436	10,034	(3.9)	3,021	4,959	64.2

     The following table shows, on a company-wide basis and by segment, how much of our net interest income was attributable to changes in the average volume of interest-earning assets and interest bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2003 as compared to the year 2002:

			Insurance, Pension Plans & Certificated Savings Plans

	Bradesco	Banking

	2003/2002 Increase (decrease)

		(R$ in millions)
Due to changes in average volume of interest-earning
assets and interest bearing liabilities	R$2,000	R$899	R$1,219

Due to changes in average interest rates	(468)	(1,301)	719
Net change	1,532	(402)	1,938

     Banking

     The R$402 million decrease in net interest income in the banking segment in 2003 from 2002 was due to the net effect of the reduction in average interest rates during the second half of 2003.

     The effect of the decrease in net interest income was partially offset by the effect of the increase in average volume of interest-earning assets and interest bearing liabilities. The changes in the average volume of interest bearing liabilities (which increased by 18.9%) and the average volume of interest-earning assets (which increased by 20.5%) led to an increase in net interest income of R$899 million. These increases were primarily due to an 88.8% increase in our average balance of federal funds sold and securities purchased under agreements to resell among Brazilian financial institutions, as well as to a 30.1% increase in the average balance of trading securities. The increase in our average balance of trading securities was in turn largely due to an increase in funds available, most notably due to our issuance of subordinated debt as well as a decrease in demand for credit.

     Net interest margin is net interest income as a percentage of average interest-earning assets. Our net interest margin in the banking segment fell from a rate of 12.6% in 2002 to a rate of 10.1% in 2003.

     Insurance, Pension Plans and Certificated Savings Plans

     The R$1,938 million increase in net interest income in the insurance, pension plans and certificated savings plans segment in 2003 from 2002 was primarily due to an increase in the average volume of interest-earning assets. The changes in the average volume of interest-earning assets (which increased by 37.4%) led to an increase in interest income of R$1,219 million. These increases were primarily due to a 43.6% increase in our average balance of trading securities made possible by an increase in funds available from sales of our VGBL and PGBL pension investment contracts.

     The base interest rate remained high during most of the first half of 2003, leading to an increase in net interest revenue of R$719 million in 2003 in comparison with 2002.

     Our net interest margin in the insurance, pension plans and certificated savings plans segment increased from 19.0% in 2002 to 22.7% in 2003.

     Interest Income

     The following tables show, on a company-wide basis and by segment, the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2002 and 2003:

		Bradesco

			Percentage
	2002	2003	Change

	(R$ in millions, except percentages)
Average balance of interest-
earning assets:
Loans	R$49,590	R$51,039	2.9%
Federal funds sold and securities purchased under agreements to resell	10,322	19,487	88.8
Trading securities	19,537	27,077	38.6
Available-for-sale securities	3,045	3,147	3.3
Securities held to maturity	5,295	3,088	(41.7)
Interest bearing deposits in other banks	2,154	4,651	115.9
Central bank compulsory deposits	8,149	11,988	47.1
Other interest-earning assets	340	985	189.7

Total	R$98,432	R$121,462	23.4

Average interest rate earned:	28.8%	20.3%	—

				Insurance, Pension Plans & Certificated Savings Plans
	Banking

			Percentage			Percentage
	2002	2003	Change	2002	2003	Change

		(R$ in millions, except percentages)
Average balance of interest-earning assets:
Loans	R$49,590	R$51,039	2.9%	—	—	—
Federal funds sold and securities purchased
under agreements to resell	10,322	19,487	88.8	—	—	—
Trading securities	7,130	9,274	30.1	R$12,396	R$17,803	43.6%
Available-for-sale securities	1,825	1,687	(7.6)	1,282	1,460	13.9
Securities held to maturity	3,186	680	(78.7)	2,112	2,408	14.0
Interest bearing deposits in other banks	2,148	4,526	110.7	124	202	62.9
Central bank compulsory deposits	8,149	11,988	47.1	—	—	—
Other interest-earning assets	340	985	189.7	—	—	—

Total	R$82,690	R$99,666	20.5%	R$15,914	R$21,873	37.4%

Average interest rate earned:	30.7%	19.8%	—	19.0%	22.7%	—

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

     The following table shows, on a company-wide basis and by segment, how much of the decrease in our interest income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2003 as compared to the year 2002:

			Insurance, Pension Plans & Certificated Savings Plans

	Bradesco	Banking

	2003/2002 Increase (decrease)

		(R$ in millions)
Due to changes in average volume of interest-earning assets	R$4,473	R$3,362	R$1,219
Due to changes in average interest rates	(8,151)	(8,974)	719

Net change
	(3,678)	(5,612)	1,938

     Banking

     Interest income in the banking segment decreased by R$5,612 million in 2003, a 22.1% decrease compared to 2002, primarily due to a decrease in interest income from loans and, to a lesser extent, a decrease in interest income from securities held to maturity.

     The 28.5% decrease in interest income from loans, from R$17,025 million to R$12,176 million, was largely attributable to exchange-loss effect resulting from the 18.2% appreciation of the real against the dollar during 2003, on transactions indexed to or denominated in U.S. dollars, in contrast to the exchange-gain effect on such transactions resulting from the 52.3% depreciation of the real against the dollar in 2002. When the real appreciates, our interest income from such assets as measured in real decreases, and when the real depreciates, our interest income from such assets as measured in real increases. The impact of the 2003 appreciation of the real on interest income from loans was partially offset by the impact of the overall increase in average interest rates during the year and an increase in the average volume of interest-earning loans due to the acquisition of BBV Banco in June 2003.

     The decrease in our interest income was also due to a decrease in income from our securities held to maturity, from income of R$1,258 million in 2002 to an expense of R$11 million in 2003. Although the majority of our securities held to maturity were denominated in Brazilian reais, as of December 31, 2003 approximately 17.0% of them were denominated in, or indexed to, other currencies, primarily the U.S. dollar. When the real appreciates against the dollar, we experience exchange losses on securities denominated in or indexed to the dollar, which accordingly yield a lower effective rate of return than securities denominated in reais. Accordingly, the decrease in interest income from our securities held to maturity was largely due to the impact of the appreciation of the real on our income from those securities which were indexed to or denominated in U.S. dollars, which led to a R$723 million decrease in interest income. The decrease in income from our securities held to maturity was also due to a decrease in the average volume, which led to a R$546 million decrease in interest income.

     Insurance, Pension Plans and Certificated Savings Plans

     Interest income from insurance, pension plans and certificated savings plans increased by R$1,938 million in 2003, a 64.2% increase from 2002, primarily due to a 99.3% increase in interest income from trading securities, consisting primarily of Brazilian government securities, from R$2,054 million to R$4,093 million. The increase in interest income from trading securities was primarily due to a R$1,080 million increase in the average balance of our trading securities, made possible by an increase in funds available from sales of our VGBL and PGBL pension investment contracts. The increase in interest income was also partially due to the increase in interest rates during 2003, particularly the SELIC rate, which was at 26.5% for most of the first six months of 2003.

     Interest Expense

     The following tables show, on a company-wide basis and by segment, the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2002 and 2003:

	Bradesco

			Percentage
	2002	2003	Change

	(R$ in millions, except percentages)
Average balance of interest-bearing liabilities:
Savings deposits	R$19,033	R$20,680	8.7%
Time deposits	21,347	24,230	13.5
Federal funds purchased and securities sold
under agreements to repurchase	9,670	15,486	60.1
Short-term borrowings	10,137	9,219	(9.1)
Long-term debt	12,417	16,417	32.2

Deposits from financial institutions	223	657	194.6

Total	R$72,827	R$86,689	19.0

Average interest rate paid:	20.5%	11.2%	—

				Insurance, Pension Plans & Certificated Savings Plans
		Banking

			Percentage			Percentage
	2002	2003	Change	2002	2003	Change

		(R$ in millions, except percentages)

Average balance of interest-bearing liabilities:
Savings deposits	R$19,050	R$20,698	8.7%	—	—	—
Time deposits	21,466	24,298	13.2	—	—	—
Federal funds purchased and securities sold under agreements to repurchase	9,673	15,486	60.1	—	—	—
Short-term borrowings	10,137	9,219	(9.1)	—	—	—
Long-term debt	12,417	16,417	32.2	—	—	—
Deposits from financial institutions	223	657	194.6	—	—	—

Total	R$72,966	R$86,775	18.9	—	—	—
				—	—	—
Average interest rate paid:	20.5%	11.2%	—	—	—	—

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

     The following table shows, on a company-wide basis and by segment, how much of the decrease in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2003 as compared to the year 2002:

			Insurance, Pension Plans & Certificated Savings Plans

	Bradesco	Banking

	2003/2002 Increase (decrease)

		(R$ in millions)
Due to changes in average volume of interest-bearing liabilities	R$2,473	R$2,462	—
Due to changes in average interest rates	(7,683)	(7,672)	—

Net change	(5,210)	(5,210)	—

     Banking

     The 34.9% decrease in our interest expense in our banking segment for 2003 compared to 2002 was primarily attributable to a decrease in our interest expense on our short-term borrowings and on our long-term debt, partially offset by an increase in our interest expense on time deposits and interest on federal funds purchased and securities sold under agreements to repurchase.

     Interest expense (income) related to our short-term borrowings, represented mainly by short-term international financing facilities denominated in foreign currency, shifted from an expense of R$3,975 million during 2002 to income of R$387 million during 2003. This variation was primarily due to the exchange gain impact of the 18.2% appreciation of the real against the dollar during 2003 on our operations indexed to or denominated in U.S. dollars, in contrast to the exchange-loss impact on such transactions of the 52.3% depreciation of the real against the dollar during 2002. When the real appreciates on those transactions our interest expense as measured in reais decreases (and can even turn negative, producing accounting “income”). The decrease in interest expense was also due, to a lesser extent, to a decrease in the average volume of our short-term borrowings.

     Interest expense on our long-term debt decreased 78.9%, from R$4,092 million during 2002 to R$865 million during 2003. This decrease resulted primarily from a decrease of R$2,786 million in our interest expense on our long-term international financing facilities denominated in foreign currency, which in turn was largely due to exchange gains attributable to the appreciation of the real during 2003. This was partially offset by the effect of a 32.2% increase in the average balance of long term debt. Our interest expense on our long-term domestic facilities, indexed to the real-U.S. dollar exchange rate decreased by R$441 million, primarily due to exchange gains attributable to the appreciation of the real during 2003. The average balance of these facilities remained relatively stable between 2002 and 2003.

     The decrease in interest expense was partially offset by a 32.8% increase in our interest expense on time deposits, from R$3,188 million in 2002 to R$4,235 million in 2003. The increase was primarily due to a 13.5% increase in the average volume of our time deposit transactions during the period, as well as to an increase in interest rates. The increase in the volume of our time deposit transactions was largely due to our acquisition of BBV Banco in June 2003.

     Provision for Loan Losses

     The following table shows changes in our allowance for loan losses, provision for loan losses and loan charge-offs and recoveries for 2002 and 2003, as well as our provisions to loans ratio (expressed as a percentage of the average balance of our loans):

			Percentage
	2002	2003	Change

	(R$ in millions, except percentages)
Allowance for loan losses at the beginning of the year	R$2,941	R$3,455	17.5%
Provision for loan losses	2,543	2,034	(20.0)
Loan charge-offs	(2,320)	(2,058)	(11.3)
Loan recoveries	291	415	42.6

Allowance for loan losses at the end of the year	3,455	3,846	11.3

Ratio of provision for loan losses to average loans
outstanding	4.9%	3.8%

     The allowance for loan losses increased 11.3% from R$3,455 million as of December 31, 2002 to R$3,846 million as of December 31, 2003, primarily due to a 2.6% increase in our average loan balance.

     We believe that Brazil’s economic situation has not yet completely stabilized, although the economy showed indications of improvement in late 2003. Accordingly, the allowance for loan losses increased as a percentage of loans from 6.6% in 2002 to 7.0% in 2003.

     The Brazilian economy performed better during 2003 than our expectations had suggested, largely due to the smooth transition from the Fernando Henrique Cardoso administration to the new Lula da Silva administration and the new administration’s implementation of fiscal austerity policies. As a result, our level of annual loan losses, defined as the value of loan charge-offs as a percentage of the total average value of outstanding loans at the end of the year, decreased from 4.5% in 2002 to 3.9% in 2003. Similarly, recoveries of troubled loans increased by 42.6% as compared to 2002, and loan charge-offs fell by 11.3% for the year, as the rate of loan defaults decreased. Overall, during 2003 the provision for loan losses decreased by 20.0% as compared to 2002.

     Our borrowers’ ability to perform their obligations in light of the improving Brazilian economy as well as our own increased selectivity in granting loans was reflected in improvements in the risk classifications of our loan portfolio in 2003. The percentage of loans in our four lower risk classifications, none of which are considered “non-performing,” was 92.0% at December 31, 2003, an increase from 91.6% at December 31, 2002. Loans in the two lower risk classification categories increased from 67.2% of the total at year-end 2002 to 68.1% of the total at year-end 2003, reflecting the improvement in the overall quality of the portfolio.

     Our growth strategy for our loan portfolio in 2003 focused on extending loans specifically oriented toward individuals, such as personal loans and automobile financing, during 2003. Historically, we have experienced better rates of return and more stable risk levels on loans to individuals than on loans to companies. We also reevaluated the position of various clients from the industrial sector, including transportation, property, lumber and vehicle companies, and the service sector, including telecommunications and energy companies, and elected to increase our provisioning at the end of 2003, limiting the overall decrease in our provision for loan losses. We also charged-off loans when our collection efforts were exhausted which increased our “corporation and others charge-offs” by 34.0% in 2003 compared to 2002.

     Shifts in the quality of our loan portfolio played a more significant role in determining our allocation of allowances for loan losses than any other change or trend in non-performing loans.

     The economic segments that performed well in 2003 were largely those that were oriented toward foreign trade, principally those with interests in agricultural and mineral commodities. Despite the appreciation of the real, exporters were aided by favorable exchange rate, as the U.S. dollar depreciated against the euro.

     Accordingly, we also focused the growth of our loan portfolio during 2003 on large exporting companies, the majority of which are subsidiaries of multinational companies. The acquisition of BBV Banco and the integration of its portfolio into ours advanced this strategy, as BBV Banco’s loan portfolio was concentrated in loans to large, creditworthy European and North American companies, with a relatively small volume of loans to small and medium-sized enterprises or individual clients. As a result, we increased the level of our loans classified as “industrial and other loans”, the largest segment of our loan portfolio, by 4.1%, while maintaining the classification at a relatively stable percentage of total loans, at 40.0% as compared to 40.2% in 2002. There was an increase in the level of loans in this classification despite the low levels of growth among small and medium-sized enterprises in Brazil during 2003.

     The strength of the export-based segments of the economy was also reflected in the growth of agriculture-related loans in our portfolio, which increased from 7.6% of the total in 2002 to 8.1% in 2003. This led to an additional allowance of R$8 million for questionable borrowers in this segment, representing 0.4% of the expense allowance for loan losses during this period.

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

     At the same time, the allowance allocated to foreign-currency loans to individuals decreased from 2.2% in 2002 to 0.7% in 2003, and these loans decreased as a percentage of total loans from 6.0% to 4.4%, largely due to the appreciation of the real.

     For a description of the Central Bank’s regulation of lending operations, see “Item 4. Information on the Company– Regulation and Supervision-Treatment of Overdue Debts” and note 2(j) to our consolidated financial statements in Item 18.

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

		Bradesco

			Percentage
	2002	2003	Change

	(R$ in millions, except percentages)

Fee and commission income	R$2,894	R$3,463	19.7%
Trading income (losses)	(2,006)	45	—
Net realized gains (losses) on available-for-sale securities	(38)	738	—
Net gain on foreign currency transactions	148	198	33.8
Equity in earnings (losses) of unconsolidated companies	150	60	(60.0)
Insurance premiums	5,308	6,149	15.8
Pension plan income	21	64	204.8
Other non-interest income	1,486	392	(73.6)

Total	R$7,963	R$11,109	39.5

				Insurance, Pension Plans & Certificated Savings Plans
		Banking

			Percentage			Percentage
	2002	2003	Change	2002	2003	Change

		(R$ in millions, except percentages)

Fee and commission income	R$2,803	R$3,225	15.1%	R$96	R$191	99.0%
Trading income (losses)	(2,062)	154	–	57	(108)	–
Net realized gains (losses) on available-for-sale securities	(85)	167	-	48	570	1,087.5
Net gain on foreign currency transactions	148	198	33.8	–	–	–
Equity in earnings (losses) of unconsolidated companies	157	101	(35.7)	(14)	(41)	192.9
Insurance premiums	–	–	–	5,308	6,149	15.8
Pension plan income	–	–	–	21	64	204.8
Other non-interest income	1,343	196	(85.4)	168	195	16.1

Total	R$2,304	R$4,041	75.4	R$5,684	R$7,020	23.5

     Banking

     Non-interest income in the banking segment increased 75.4% in 2003 compared to 2002, principally due to reduction of losses from securities trading activities and, to a lesser extent, an increase in fee and commission income.

     Income from trading securities improved from a loss of R$2,062 million in 2002 to income of R$154 million in 2003. This increase was principally due to the impact on our hedging operations of the depreciation of the real in 2002, which did not recur in 2003. Fee and commission income increased by 15.1% in 2003 compared to 2002, from R$2,803 million to R$3,225 million, primarily due to an increase in the volume of operations that yield fees and commissions, and secondarily from the growth of our client base. Fees and commissions from the administration of funds and for services related to current accounts saw the greatest increase, largely due to the increased volume of these transactions. These increases were partially offset by an 85.4% decrease in other non-interest income, which was primarily due to the recognition, during the consolidation of our income statement, of a negative change in our foreign assets due to depreciation of the real against the U.S. dollar.

     Insurance, Pension Plans and Certificated Savings Plans

     Non-interest income in the insurance, pension plans and certificated savings plans segment increased 23.5% in 2003 compared to 2002, principally due to increases in insurance premiums and net realized gains on available-for-sale securities.

     Insurance premiums increased by 15.8%, from R$5,308 million in 2002 to R$6,149 million in 2003. This increase was principally due to increases in the volume of automobile and health insurance policies sold, which in turn was due to increased marketing efforts. The net realized gains on available-for-sale securities increased by 1,087.5%, from R$48 million in 2002 to R$570 million in 2003, largely as a result of an increase in market prices for securities listed on the Brazilian stock exchanges.

     Non-interest Expense

     The following tables show, on a company-wide and per segment basis, the principal components of our non-interest expense for 2002 and 2003:

		Bradesco

			Percentage
	2002	2003	Change

	(R$ in millions, except percentages)

Salaries and benefits	R$(3,992)	R$(4,677)	17.2%
Administrative expenses	(3,421)	(3,909)	14.3
Amortization of intangible assets	(230)	(266)	15.7
Insurance claims and provisions for claims incurred but not reported	(3,614)	(4,333)	19.9
Changes in reserves for insurance, pension plans, certificated savings plans and
pension investment contracts	(2,261)	(3,777)	67.0
Pension plan operating expenses	(370)	(637)	72.2
Insurance and pension plan selling expenses	(669)	(762)	13.9
Depreciation and amortization	(459)	(744)	62.1
Other non-interest expense	(1,583)	(2,313)	46.1

Total	R$(16,599)	R$(21,418)	29.0

				Insurance, Pension Plans & Certificated Savings Plans
		Banking

			Percentage			Percentage
	2002	2003	Change	2002	2003	Change

	(R$ in millions, except percentages)

Salaries and benefits	R$(3,656)	R$(4,189)	14.6%	R$(335)	R$(462)	37.9%
Administrative expenses	(2,966)	(3,555)	19.9	(463)	(484)	4.5
Amortization of intangible assets	(224)	(256)	14.3	(6)	(10)	66.7
Insurance claims and provisions for claims
incurred but not reported	—	—	—	(3,614)	(4,333)	19.9
Changes in reserves for insurance, pension plans, certificated
savings plans and pension investment contracts	—	—	—	(2,261)	(3,777)	67.0
Pension plan operating expenses	—	—	—	(370)	(637)	72.2
Insurance and pension plan selling expenses	—	—	—	(669)	(762)	13.9
Depreciation and amortization	(393)	(675)	71.8	(61)	(67)	9.8
Other non-interest expense	(1,391)	(1,749)	25.7	(210)	(417)	98.6

Total	R$(8,630)	R$(10,424)	20.8	R$(7,989)	R$(10,949)	37.1

     Banking

     Non-interest expense in the banking segment increased 20.8% in 2003 compared to 2002, due primarily to increases in salaries and benefits and administrative expenses. Salaries and benefits expenses increased by 14.6%, from R$3,656 million in 2002 to R$4,189 million in 2003, partially due to an increase in the number of employees, primarily as a result of the acquisition of BBV Banco.

     Administrative expenses increased by 19.9%, from R$2,966 million in 2002 to R$3,555 million in 2003, due primarily to the expansion of our network of branches, post office correspondent offices and other sources of service as well as to increases in price levels due to inflation.

     Insurance, Pension Plans and Certificated Savings Plans

     Non-interest expense in the insurance, pension plans and certificated savings plans segment increased 37.1% in 2003 compared to 2002, due primarily to an increase in provisions for insurance, pension plans and certificated savings plans, as well as in insurance claims. Provisions for insurance, pension plans and certificated savings plans increased by 67.0% in 2003 compared to 2002, from R$2,261 million in 2002 to R$3,777 million in 2003, largely due to increased sales of our VGBL and PGBL products. Insurance claims increased by 19.9%, from R$3,614 million in 2002 to R$4,333 million in 2003, largely due to an increase in payments of claims under automobile and health insurance policies.

     Income Tax

     Income tax in Brazil is comprised of federal income taxes and the Social Contribution Tax on adjusted income. See “—Taxes.” The combined rate of these two taxes has been 34% since February 2000.

     We recorded an income tax expense of R$346 million in 2003, compared to a tax expense of R$161 million in 2002. This tax expense as a percentage of our income before income taxes, adjusted for income in earnings (losses) of unconsolidated companies, rose to 13.3% in 2003 from 7.5% in 2002.

     The increase was due primarily to the increase in taxable income in 2003.

     Net Income

     As a result of the foregoing, net income for 2003 grew by 7.5% to R$2,302 million in 2003 from R$2,142 million in 2002.

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

     We monitor our asset and liability position in accordance with Central Bank requirements and guidelines. The treasury committee of our senior management meets on a weekly basis to:

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

     In making such decisions, our senior management evaluates not only our exposure limits for each market segment and product, but also market volatility levels and the extent to which we are exposed to market risk through interest, maturity, liquidity and currency mismatches. It also considers other potential risks as well as the liquidity of the market, our institutional needs and perceived opportunities for gain. The committee holds extraordinary meetings as needed in response to unexpected macroeconomic changes.

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

     Our treasury department acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in accordance with our asset and liability management policies. It is also responsible for setting the rates for our different products, including exchange and interbanking transactions. The treasury department covers any funding shortfall through borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

     We have used our excess liquidity to invest in short-term money market instruments and expect to continue doing so, subject to regulatory requirements and investment considerations.

     Our principal sources of funding are:
  demand and savings, deposits, time and interbank deposits; and

  short and long-term borrowings, part of which are denominated in foreign currencies.

     The following table shows the average balance and average real interest rates of our sources of funding (interest bearing as well as non-interest bearing) in the periods indicated:

		2002			2003			2004

	Average	% of	Average	Average	% of	Average	Average	% of	Average
	balance	total	rate	balance	total	rate	balance	total	rate

				(R$ in millions, except percentages)
Deposits from banks	R$223	0.2%	16.1%	R$657	0.5%	16.9%	R$90	0.1%	15.6%
Savings deposits	19,033	16.8	8.3	20,680	15.4	9.9	22,499	15.1	7.4
Time deposits	21,347	18.9	14.9	24,230	18.0	17.5	25,159	16.9	13.2
Interest bearing- liabilities:
Federal funds purchased and securities sold under agreements to repurchase	9,670	8.5	21.2	15,486	11.5	18.4	18,070	12.1	13.2
Short-term borrowings	10,137	9.0	39.2	9,219	6.8	(4.2)	8,442	5.7	(1.0)
Long-term debt	12,417	11.0	33.0	16,417	12.2	5.3	17,839	12.0	9.1

Total interest bearing- liabilities	72,827	64.3	20.5%	86,689	64.4	11.2%	92,099	61.9	9.7%

Non-interest bearing liabilities:
Demand deposits	9,860	8.7	-	11,146	8.3	-	13,369	9.0	-
Other non-interest bearing liabilities(1)	30,529	27.0	-	36,790	27.3	-	43,346	29.1	-

Total non-interest bearing liabilities	40,389	35.7	-	47,936	35.6	-	56,715	38.1	-

Total liabilities	R$113,216	100.0%	-	R$134,625	100.0%	-	R$148,814	100.0%	-

________________________________________
(1)	Other non-interest bearing liabilities, whose primary components are technical reserves for insurance losses, provision for pension plans, provision for certificated savings plans, provision for pension investment contracts, and provision for contingent liabilities, are not a source of funding.

     Deposits are our most important source of funding, accounting for 41.1% of the average balance of liabilities in 2004, compared to 42.2% in 2003 and 44.6% in 2002. The increase in 2002 was due primarily to an increase in the volume of savings deposits, as well as the general increase in the size of our customer base. In 2003, the average balance of deposits grew by 12.4%, but deposits decreased as a percentage of the average balance of liabilities, largely due to greater growth rates in other sources of our funding, including federal funds purchased and securities sold under agreements to repurchase, the average balance of which increased by 60.1% during 2003, and long-term debt, the average balance of which increased by 32.2% during 2003. During 2004 our average deposits grew by 7.8% but declined slightly as a percentage of the average balance of total liabilities, due to the greater increases in the average balances of other sources of funding, such as 8.7% increase in the average balance of long-term borrowings, a 16.7% increase in the average balance of federal funds purchased and securities sold under agreements to repurchase and 17.8% increase in other non-interest liabilities.

     Short and long-term borrowings, our second-most-important source of funding, accounted for 17.7% of the average balance of liabilities in 2004, compared to 19.0% in 2003 and 20.0% in 2002. The decrease in 2003 was largely due to a decrease in demand for import and export financing. Although our average balance of short and long-term borrowings increased in 2004 they decreased as a percentage of total liabilities.

     The following table shows our sources of funding and liquidity at December 31, 2004:

	December 31, 2004

	(R$ in millions)	% of total

Deposits from banks	R$20	—
Savings deposits	24,783	15.4%
Time deposits	28,460	17.6
Federal funds purchased and securities sold under agreements to repurchase	16,532	10.2
Short-term borrowings	8,272	5.1
Long-term debt	19,653	12.2

Total interest bearing liabilities	97,720	60.5
Demand deposits	15,384	9.5
Other non-interest bearing-liabilities	48,343	29.9

Total non-interest bearing-liabilities	63,727	39.5

Total liabilities	R$161,447	100.0%

     Deposits

     Deposits accounted for approximately 42.5% of total liabilities at December 31, 2004. Our deposits consist primarily of real denominated, interest bearing time and savings deposits and real denominated, non-interest bearing demand deposits. The increase in the average balances of our time, savings and demand deposits from December 31, 2003 through December 31, 2004 was due, primarily to the increase in our client base and secondarily to an increase in the average amount deposited per account of institutional investors. At December 31, 2003, we had approximately 14.5 million checking accounts and 32.3 million savings accounts, compared to approximately 15.7 million checking accounts and 34.6 million savings accounts at December 31, 2004. For additional information regarding our deposits, see “Item 4. Information on the Company—Selected Statistical Information—Maturity of Deposits.”

     Short-term Borrowings

     Our short-term borrowings in foreign currencies consist primarily of lines obtained from correspondent banks for import and export financings, as well as issuances of bonds, certificates of deposit and commercial paper. We have consistently had access to short-term borrowings on market terms.

     We do not have any unused credit lines, credit facilities or portions thereof due to the fact that we do not maintain any pre-approved credit lines with other financial institutions.

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

     At December 31, 2004, we had short-term (up to 360 days) borrowings totaling R$ 8,272 million, an increase of R$477 million from December 31, 2003. Our short-term borrowings decreased as demand for import and export financings, which we fund through short-term borrowings, fell from R$6,034 million at December 31, 2003 to R$5,340 million at December 31, 2004. The decrease was largely due to the appreciation of the real during 2004. Our balance of U.S. dollar-denominated and indexed commercial paper increased by 65.8%, from R$1,761 million at December 31, 2003 to R$2,920 million at December 31, 2004 due to the increase in our deposits which were partially offset by the appreciation of the real in 2004.

     At December 31, 2003, we had short-term (up to 360 days) borrowings totaling R$7,795 million, a decrease of R$1,844 million from December 31, 2002. Our short-term borrowings decreased as demand for import and export financings fell from R$7,741 million at December 31, 2002 to R$6,034 million at December 31, 2003. Our balance of U.S. dollar-denominated and indexed commercial paper declined 6.5%, from R$1,884 million at December 31, 2002 to R$1,761 million at December 31, 2003. These decreases were principally due to the appreciation of the real during 2003.

     At December 31, 2002, we had short-term (up to 360 days) borrowings totaling R$9,639 million, an increase of R$1,319 million from December 31, 2001. Our short-term borrowings increased in 2001 as demand for import and export financings increased from R$5,106 million at December 31, 2001 compared to R$7,741 million at December 31, 2002. The increase was largely due to the increase in Brazilian exports in 2002. Our balance of U.S. dollar-denominated and indexed commercial paper declined 41.3%, from R$3,211 million at December 31, 2001 to R$1,884 million at December 31, 2002.

     Substantially all of our foreign trade finance credit lines from correspondent banks are U.S. dollar-denominated. We have historically funded a substantial portion of our foreign-currency trade loans from foreign-currency credit lines with foreign correspondent banks.

     For additional information on our short-term borrowings, see “Item 4. Information on the Company—Selected Statistical Information—Short-term Borrowings” and “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Sensitivity Analysis.”

     Long-term Borrowings

     We classify as “long-term” all borrowings not classified as short-term, long-term borrowings consist primarily of funds borrowed for local on-lendings, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities and equipment, as well as our subordinated notes, Euronotes and foreign currency loans.

     At December 31, 2004, we had R$19,653 million in long-term outstanding borrowings, a decrease of R$440 million from December 31, 2003. The decrease in our long-term outstanding borrowings was primarily attributable to a R$1,671 million decrease in our outstanding balance of Euronotes resulting from repayments, which was partially offset by a R$801 million increase in borrowings for local on-lendings and by a new issuance of approximately R$800 million of subordinated debt in the international capital markets in April 2004. This subordinated debt has a ten-year maturity and bears interest at a fixed rate.

     At December 31, 2003, we had R$20,093 million in long-term outstanding borrowings, an increase of R$6,704 million from December 31, 2002. The increase in our long-term outstanding borrowings was primarily attributable to a R$1,673 million increase in our subordinated debt and a R$1,213 million increase in our issuances of Euronotes. Between December 31, 2001 and December 31, 2003 we issued US$783 million (approximately R$2,078 million) of subordinated debt in the international capital markets. This subordinated debt has a ten-year maturity and bears interest at a fixed rate.

     At December 31, 2002, we had R$13,389 million in long-term outstanding borrowings, an increase of R$1,890 million from December 31, 2001. The increase in our long-term outstanding borrowings was primarily attributable to the R$2,352 million increase in our subordinated debt and to R$1,169 million in financing for on-lending of internal resources, which were partially offset by a reduction of R$1,183 million in our outstanding balance of Euronotes that we repaid. In 2002 we issued subordinated debt as a form of payments for some of our bank acquisitions in the first half of 2002.

     Also included in our long-term borrowings are medium-and long-term fixed- and floating-rate securities, including through our medium-term note program. This program permits us to issue up to US$2.5 billion (or its equivalent in other currencies) of medium-term notes through our branches in Grand Cayman and New York and through our headquarters in Brazil. The program provides that the notes are unsecured and unsubordinated obligations and rank on the same level as all our present and future unsecured and unsubordinated external debt. Notes issued under the program have maturities of three months or more from their date of issuance and bear interest at a fixed rate. We may offer the notes issued under the program for sale to qualified institutional buyers in the United States under the Securities Act or to non-U.S. persons outside the U.S. in accordance with Regulation S of the Securities Act.

     We had US$900 million of notes under our medium-term notes program outstanding at December 31, 2003 and US$500 million outstanding at December 31, 2004. We issued US$200 million in medium-term notes during 2004. Although the program permits us to issue up to an aggregate of US$2.5 billion of medium-term notes, our ability to issue the US$2.0 billion remaining under the program will depend on the existence of demand for such notes.

     In August 2003, we issued two series of notes due in 2010, in an aggregate amount of US$400 million, and in July 2004 we issued a new series of notes due in 2012, in an aggregate amount of US$100 million. Two of the issuances bear interest at a fixed rate, the other issuance bears interest at a floating rate. The notes are secured by future flows of payment orders we receive from abroad. In addition, in April 2004, we issued R$800 million in subordinated debt, expiring in 2014. In December 2004, we issued a series of notes denominated in reais, equivalent to US$100 million, with a three-year term. We elected to offer these notes with a structure under which interest accrues and is automatically added to principal.

     We use the proceeds of our long-term debt issuances for general on-lending purposes, principally to our Brazilian clients. The difference between the interest we pay on our borrowings and the interest we charge our clients, known as the “spread,” is related to the term of the loans, our assessment of the client risk, and the general condition of the Brazilian economy. With the exception of our local on-lendings, there are no regulatory restrictions on the use of our borrowings.

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

     We had compulsory deposits of R$20,209 million at December 31, 2004, a 21.1% increase from December 31, 2003, primarily due to an increase the volume of deposits. At December 31, 2003, the balance of our compulsory deposits was R$16,690 million, a 3.9% increase from December 31, 2002, primarily due to an increase in the volume of deposits.

     Sources of Additional Liquidity

     We do not maintain unused pre-approved credit lines, but we believe that our strong presence in the Brazilian market and our reputation in international credit markets would enable us to obtain funds on market terms if necessary. Although our medium-term notes program is not a guaranteed pre-approved credit line and our ability to issue notes under the program at any given time depends on whether there is demand for such notes, as a general matter the program can facilitate our access to international credit markets, in which we can borrow funds at a lower interest rate and for longer tenors than in the Brazilian market. Furthermore, we may access the international capital markets to raise longer-term resources, under our existing program of notes guaranteed by future cash flows from payment orders that we receive from abroad.

     Finally, in some limited circumstances we may obtain emergency funds from the Central Bank through a transaction referred to as “redesconto.” A redesconto is a loan from the Central Bank to a financial institution, which loan is guaranteed by federal government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading securities limits the amount of the redesconto transaction. We have never obtained funds from the Central Bank through redesconto transactions for liquidity purposes. At December 31, 2004, we had R$8,787 million in federal government securities as trading securities that could be used for this purpose.

     Cash Flow

     During 2002, 2003 and 2004, the primary influence on our cash flow was the changes in the Brazilian economic environment. The following table shows the principal variations in cash outflows during the periods indicated:

	2002	2003	2004

		(R$ in millions)
Net cash provided by (used in) operating activities	R$11,794	R$(7,995)	R$13,496
Net cash used in investing activities	(9,534)	(344)	(15,815)
Net cash provided by (used in) financing activities	1,570	17,817	(3,285)

Net increase (decrease) in cash and cash equivalents	R$3,830	R$9,478	R$(5,604)

     2002

     During 2002, we experienced a net increase of R$3,830 million in cash and cash equivalents, due to the R$11,794 million in cash and cash equivalents generated by our operating activities and to a lesser extent to the R$1,570 million generated by our financing activities, which was partially offset by R$9,534 million used in our investment activities.

     The cash used in our investing activities in 2002 resulted primarily from a R$7,192 million net increase in compulsory deposits, due primarily to the increase in the rate and creation of additional compulsory deposit requirements, from an increase of R$4,989 million in loans and from R$3,941 million used to acquire available-for-sale securities, which was offset by R$5,036 million of cash generated from the sale of available-for-sale securities.

     The cash generated from our financing activities in 2002 resulted primarily from a R$9,691 million increase in deposits, particularly a R$4,196 million increase in time deposits and a

R$4,593 million increase in demand deposits, in each case without considering the acquisitions carried out during the first half of 2002, which was partially offset by a decrease of R$701 million in long-term borrowings net of repayments and a R$7,089 million net decrease in purchases of federal funds and securities sold under agreements to repurchase. The decrease in purchases of federal funds and securities sold under agreements to repurchase was due largely to our clients’ transfer of resources to other funding sources.

     2003

     During 2003, we experienced a net increase of R$9,478 million in cash and cash equivalents, due to the R$17,817 million provided by our financing activities, which was partially offset by the R$7,995 million used in our operating activities and the R$344 million used in our investment activities.

     The cash used in our investing activities in 2003 resulted primarily from the use of R$3,968 million to acquire available-for-sale securities and of R$1,220 million in the acquisition of subsidiaries, net of cash and cash equivalents received. These were partially offset by R$4,647 million generated from the sale of available-for-sale securities.

     The cash generated from our financing activities in 2003 resulted primarily from a R$18,781 million net increase in purchases of federal funds and securities sold under agreements to repurchase, reflecting our shift during 2003 to using more liquid securities, as well as a R$6,009 million increase in long-term borrowings, net of repayments. This was partially offset by the impact of a R$3,556 million net reduction in deposits, excluding the acquisition of BBV Banco, and a R$2,742 million decrease in our short-term borrowings, pursuant to our liquidation of borrowing and financing operations.

     2004

     During 2004, we experienced a net decrease of R$5,604 million in cash and cash equivalents, due to the R$15,815 million provided by our investing activities and R$3,285 million provided by our financing activities, which was partially offset by the R$13,496 million used in our operating activities.

     The cash used in our investing activities in 2004 resulted primarily from the use of R$7,567 million to acquire available-for-sale securities and from the use of R$9,287 million in our loan activities, as well as a R$2,023 million net increase in the compulsory deposits, mainly due to the increase in the volume of the deposits that was offset by the R$3,290 million income from the sale of available-for-sale securities.

     The cash generated from our financing activities in 2004 resulted primarily from a R$11,328 million net decrease in purchases of federal funds and securities sold under agreements to repurchase, reflecting our shift during 2004 to other funding sources, as well as a R$1,273 million paid as dividends and interest on shareholders equity. This was offset by the impact of a R$9,395 million net increase in deposits.

Capital Compliance

     The Basel I Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8%. At least half of total capital must consist of Tier I capital. Tier I, or core, capital includes equity capital less certain intangibles. Tier II capital includes asset revaluation reserves, general loan loss reserves and subordinated debt, subject to some limitations.

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

		At December 31,

	2002	2003	2004

	(R$ in millions, except percentages)
Tier I	12.2%	12.7%	11.7%
Tier II	3.6	4.5	4.4

Total capital	15.8%	17.2%	16.1%

Available regulatory capital	R$14,396	R$18,473	R$20,907
Minimum regulatory capital required	10,027	11,803	14,306

Excess over minimum regulatory capital required	R$4,369	R$6,670	R$6,601

     The increase in our available authorized capital from R$18,473 million at December 31, 2003 to R$20,907 million at December 31, 2004 was due primarily to our issuance of R$849 million in subordinated notes, and the capitalization of R$1,735 million of retained earnings. These factors were partially offset by the effects of a R$42 million decrease in our minority shareholder participation as a result of the sale of our minority shareholders’ shares of Sete Quedas Empreendimentos Imobiliários e Participações Ltda. and the negative adjustment of R$20 million relating to unrealized losses in investments classified as available-for-sale and of R$49 million for the acquisition of treasury shares.

     The increase in our available regulatory capital from R$14,396 million at December 31, 2002 to R$18,473 million at December 31, 2003 was due primarily to our issuance of R$1,533 million in subordinated notes, capital increased of R$1,290 million, the capitalization of R$960 million of profits, and an adjustment of R$451 million due to unrealized gains in investment securities classified as available-for-sale. These factors were partially offset by the effects of a R$160 million decrease in our minority shareholder participation as a result of our acquisition of the minority shareholders’ shares of Banco Mercantil.

     The excess over the minimum regulatory capital required was R$6,601 million at December 31, 2004, as compared to R$6,670 million in 2003.

     As of December 31 of each of 2002, 2003 and 2004, we were in compliance with all minimum capital requirements imposed by the Central Bank. For a description of our capital requirements and Central Bank capital adequacy regulations see “Item 4. Information on the Company—Regulation and Supervision—Principal Limitations and Restrictions on Activities of Financial Institutions.”

     In the previous years we maintained a significant position in short-term, highly liquid instruments, which in general have a zero or low risk weighting, thereby eliminating or significantly reducing the need to maintain capital against these assets. This position reflects the restrictive credit environment that prevailed in Brazil during 2002-2003. If we were to increase significantly our loan portfolio, we would be required to maintain capital against these assets which, depending on the capital position at that time, could reduce our capital as a percentage of risk-weighted assets.

Interest Rate Sensitivity

     Management of interest rate sensitivity is a key component of our asset and liability policy. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest-earning assets and interest bearing liabilities. For any given period, the pricing structure is considered balanced when an equal amount of these assets or liabilities matures or reprices in that period. Any mismatch of interest-earning assets and interest bearing liabilities is known as a gap position. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income. Conversely, a positive gap denotes asset sensitivity and normally means that a decline in interest rates would have a negative effect on net interest income. These relationships can change significantly from day to day as a result of both market forces and management decisions.

     Our interest rate sensitivity strategy takes into account:

  rates of return;

  the underlying degree of risk; and

  liquidity requirements, including minimum regulatory banking reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds.

     We monitor our maturity mismatches and positions and manage them within established limits. Our Treasury committee reviews our positions at least weekly and changes our positions as market outlooks change.

     The following table shows the maturities of our interest-earning assets and interest bearing liabilities at December 31, 2004 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

	At December 31, 2004

	Up to 30	31 – 90	91 – 180	181 – 365	1 – 3	Over
	days	days	days	days	years	3 years	Total

	(R$ in millions, except percentages)
Interest-earning assets:
Deposits from banks	6,177	186	298	556	756	3	7,976
Federal funds sold and securities
purchased under agreements to resell .	14,628	—	1	3,175	560	1,071	19,435
Central bank compulsory deposits	10,823	1	19	4,058	14	249	15,164
Trading securities	22,290	391	2,087	989	5,177	1,669	32,603
Available-for-sale securities	4	65	36	708	1,290	5,632	7,735
Securities held to maturity	40	19	—	55	978	3,108	4,200
Loans	10,868	12,806	9,625	9,679	12,906	5,086	60,970
Other assets	—	—	—	—	—	651	651

Total interest-earning assets	64,830	13,468	12,066	19,220	21,681	17,469	148,734

Interest bearing-liabilities:
Deposits from banks	20	—	—	—	—	—	20
Savings deposits	24,783	—	—	—	—	—	24,783
Time deposits	2,738	3,592	2,832	3,752	15,073	473	28,460
Federal funds purchased and securities
sold under agreements to repurchase	14,058	328	41	94	1,594	417	16,532
Short-term borrowings	1,470	1,743	3,027	1,344	660	28	8,272
Long-term debt	1,012	848	1,126	1,482	5,760	9,425	19,653

Total interest bearing-liabilities	44,081	6,511	7,026	6,672	23,087	10,343	97,720

Asset/liability gap	20,749	6,957	5,040	12,548	(1,406)	7,126	51,014
Cumulative gap	20,749	27,706	32,746	45,294	43,888	51,014
Ratio of cumulative gap to cumulative
total interest-earning assets	13.95%	18.63%	22.02%	30.45%	29.51%	34.30%

Exchange Rate Sensitivity

     Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. We had R$6,837 million of long-term debt outstanding at December 31, 2004. At that date, our consolidated net foreign currency liability exposure was R$442 million, or 2.8% of shareholders’ liability. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivatives financial instruments.

     Our foreign currency position arises primarily through our purchases and sales of foreign exchange (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum open, short and long foreign currency positions.

     At December 31, 2004, the composition of our assets, liabilities and shareholders’ equity by currency and term was as shown below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

	December 31, 2004

				Foreign
		Foreign		currency as
	R$	currency	Total	% of total

		(R$ in millions, except percentages)
Assets:
Cash and due from banks	2,310	380	2,690	14.1%
Interest-bearing deposits in other banks	3,225	4,751	7,976	59.6
Federal funds sold and securities purchased
under agreements to resell	18,424	1,011	19,435	5.2
Central bank compulsory deposits	19,998	211	20,209	1.0
Trading securities
Less than one year	3,308	508	3,816	13.3
From one to three years	4,955	222	5,177	4.3
More than three years	1,279	390	1,669	23.4
Indefinite (1)	22,432	—	22,432	—
Available-for-sale securities
Less than one year	801	12	813	1.5
From one to three years	865	425	1,290	32.9
More than three years	1,626	4,006	5,632	71.1
Indefinite	2,368	—	2,368	—
Securities held to maturity
Less than one year	55	59	114	51.8
From one to three years	978	—	978	—
More than three years	2,079	1,029	3,108	33.1
Loans
Less than one year	34,976	8,002	42,978	18.6
From one to three years	10,836	2,070	12,906	16.0
More than three years	3,951	1,135	5,086	22.3
Indefinite (2)	2,206	—	2,206	—
Investment in unconsolidated companies and
other investments	708	—	708	—
Property, plant and equipment, net	2,606	340	2,946	11.5
Goodwill	262	—	262	—
Intangible assets, net	1,568	—	1,568	—
Other assets
Less than one year	6,679	212	6,891	3.1
From one to three years	5,553	—	5,553	—
More than three years	1,577	754	2,331	32.3
Allowance for loan losses	(3,945)	(118)	(4,063)	2.9

Total	151,680	25,399	177,079	14.3

Percentage of total assets	85.7%	14.3%	100.0%
Liabilities and Shareholders’ Equity:
Deposits
Less than one year	51,067	2,034	53,101	3.8
From one to three years	14,754	319	15,073	2.1
More than three years	383	90	473	19.0
Federal funds purchased and securities sold
under agreements to repurchase	15,608	924	16,532	5.6
Short-term borrowings
Less than one year	—	7,584	7,584	100.0
From one to three years	—	660	660	100.0
More than three years	—	28	28	100.0
Long-term debt
Less than one year	3,685	783	4,468	17.5
From one to three years	4,155	1,605	5,760	27.9
More than three years	4,976	4,449	9,425	47.2
Other liabilities
Less than one year	31,859	1,610	33,469	4.8
From one to three years	13,991	—	13,991	—
More than three years	821	62	883	7.0

Minority interest in consolidated subsidiaries	73	—	73	—
Shareholders’ equity	15,559	—	15,559	—

Total	156,931	20,148	177,079	11.4

Percentage of total liabilities and shareholders’
equity	88.6%	11.4	100.0%
________________________________________
(1)	Represents investments in mutual funds, which are redeemable at any time, in accordance with our liquidity needs.
(2)	Represents non-performing loans.

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

     At December 31, 2004, the composition of our off-balance sheet derivatives by currency was as shown below:

	December 31, 2004

	Notional amounts

		Foreign
	R$	currency	Total

	(R$ in millions)
Off-balance sheet derivatives:
Interest rate futures contracts:
Purchases	53	—	53
Sales	9,345	—	9,345
Foreign currency futures contracts:
Purchases	—	5,189	5,189
Sales	—	14,195	14,195
Foreign currency option contracts:
Purchases	—	8	8
Sales	—	1,450	1,450
Foreign currency forward contracts:
Purchases	—	383	383
Sales	—	331	331
Swap contracts:
Asset Position:
Interest rate swaps	5,169	—	5,169
Currency swaps	—	2,287	2,287
Liability Position:
Interest rate swaps	2,645	—	2,645
Currency swaps	—	4,500	4,500

Capital Expenditures

     In the past three years, we have made, and expect to continue to make, significant capital expenditures related to improvements and innovations in technology and the Internet designed to maintain and expand our technology infrastructure in order to increase our productivity, accessibility and cost efficiency and our reputation as a leader in technological innovation in the financial services sector. We have made significant capital expenditures for systems development, data processing equipment and other technology designed to further these goals. These expenditures are for systems and technology for use both in our own operations and by clients.

     The following table shows our capital expenditures accounted for as fixed assets in the periods indicated:

	2002	2003	2004

	(R$ in millions)
Infrastructure
Land and buildings	R$283	R$110	R$43
Leasehold furniture and equipment	137	204	107
Improvements	65	88	52
Others	53	81	28

Total	538	483	230

Information Technology
Systems development	244	235	240
Data processing equipment	396	663	643

Total	640	898	883

Total	R$1,178	R$1,381	R$1,113

     During 2004 we made R$1,532 million in capital expenditures, of which R$1,113 million was related to the acquisition of assets and R$419 million to telecommunications services and data processing expenses. During the first three months of 2005, we made investments valued at R$322 million.

     We believe that capital expenditures in 2005 through 2007 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2005 through 2007 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

Off-balance Sheet Arrangements

     All of our off-balance sheet financial guarantees are described under “—Off-balance Sheet Financial Guarantees.” None of our off-balance sheet arrangements are of the type with respect to which we are required to provide disclosure pursuant to Item 5.E. of Form 20-F.

Research and Development, Patents and Licenses

     Other than our program of technological innovation we do not have any significant policies or projects relating to research and development, and we own no patents or licenses.

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

     Our Board of Executive Officers is currently made up of (1) the “Diretoria Executiva,” which is the board of senior executive officers, and (2) our departmental and regional directors. The Diretoria Executiva is made up of the president, nine executive vice presidents and thirteen managing executive directors.

     Our eight-member Board of Directors meets on an ordinary basis every ninety days and meets on an extraordinary basis whenever necessary and is responsible for:

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

     Several members of our Board of Directors and the Diretoria Executiva also perform senior management functions at our subsidiaries, including Bradesco Seguros, Bradesco Auto/RE Companhia de Seguros, Bradesco Capitalização, Bram-Bradesco Asset Management S.A., Distribudora de Títulos e Valores Mobiliários, Banco Finasa, Bradesco Consórcios, Bradesco Saúde and Bradesco Leasing. Each of our subsidiaries has its own management structure.

     On June 9, 2003, our shareholders Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco and Banco Bilbao Vizcaya Argentaria - BBVA entered into a Shareholders’ Agreement, which provides that for so long as BBVA owns at least 3.94% of our voting capital, the controlling shareholders shall grant BBVA the right to elect one member of our board of directors and Bradesco and BBVA shall keep a “Euro desk”, headed by a department officer appointed by BBVA. In addition, if BBVA wishes to sell, part or all of its participation interest, it shall notify the other shareholders, which shall be granted a right of first refusal over the acquisition of such shares. For more information regarding the Shareholders’ Agreement, see “Item 4. Information on the Company—The Company—History—Recent Important Acquisitions and Joint Ventures—Acquisition of BBV Banco.”

     Pursuant to Brazilian law, all members of our Board of Directors and Board of Executive Officers have been approved by the Central Bank.

     The following are biographies of the current members of our Board of Directors and Diretoria Executiva:

     Members of the Board of Directors:

     Lázaro de Mello Brandão, Chairman: 78 years old; economist and business administrator. In September 1942, Mr. Brandão was hired by Casa Bancária Almeida & Cia., the financial institution that, on March 10, 1943, became Banco Brasileiro de Descontos S.A. and later became Banco Bradesco S.A. He has held a variety of positions during his banking career with Bradesco. In January 1963, he was elected as an Officer, and in September 1977, he was elected Vice-President. In 1981 he assumed the position of CEO, succeeding Mr. Amador Aguiar, the founder of Bradesco. Since February 1990, he has served as the Chairman of our Board of Directors. In March 1999, he stepped down as CEO, but has remained the Chairman of our Board of Directors. He also holds a variety of positions within the Bradesco corporate structure, such as President of Fundação Bradesco and of the Institute of Diseases of the Digestive System. In addition, he is the Chairman of the Board of Directors of Bradespar S.A., a member of the consulting committee of VBC Participações S.A. and a non-voting member of the Managing Board of Banco Espírito Santo S.A., located in Lisbon, Portugal. He served as President of the Banking Associations of the states of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul, Vice-President of the National Federation of Banks, known as “FENABAN”, a member of the Board of the Federation of Brazilian Banking Associations, known as “FEBRABAN” and of Chairman of the Board of Directors Fundo Garantidor de Créditos – FGC and CIBRASEC Companhia Brasileira de Securitização.

     Antônio Bornia, Vice-Chairman: 69 years old; secondary education. In May 1952, Mr. Bornia started his career with Bradesco. Since then, he has held a variety of positions within Bradesco. In September 1975, he became an Associate Officer; in April 1979, he was appointed to an Executive Officer position; in June 1981 he became Vice-President and since March 1999 he has been the Vice-Chairman of our Board of Directors. He also serves as administrator of several companies of Bradesco’s organization, including Bradesco Leasing S.A - Arrendamento Mercantil, Fundação Bradesco and Institute of Diseases of the Digestive System. He is the CEO and Chairman of the Board of the ABEL; CEO of the National Union of Leasing Companies; Vice-president of the Board of Representatives of the CNF - National Confederation of the Financial Institutions and the National Confederation of the Financial System - CONSIF; Vice-president of the Executive Board of the Latin American Federacy of Leasing - Felalease; Vice-president of the Board of Directors of Bradespar S.A.; and member of the Brazilian Sector of the Brazil-United States Chamber of Commerce. He has also served as an alternate member of the Board of Resources of the National Financial System, an agency related to the Treasury Ministry, as representative of the ABEL – Associação Brasileira das Empresas de Leasing from July 1989 until July 1991 and from February 2000 to February 2002. He was also the chairman of the Board of Directors of the FGC from January 2002 to January 2005.

     Mario da Silveira Teixeira Junior, Director: 59 years old. Mr. Teixeira received a degree in civil engineering and business administration from Mackenzie Presbyterian University. In July 1971, Mr. Teixeira joined Bradesco S.A Corretora de Títulos e Valores Mobiliários, having served as an officer from March 1983 until January 1984, when he was transferred to Banco Bradesco de Investimento S.A. and Banco Bradesco S.A.. He was appointed as our Departmental Director in January 1984; Managing Officer in March 1992; Vice-President in March 1998, and from March 1999 to July 2001 he served as a member of our Board of Directors. From July 2001 until March 2002, Mr. Teixeira served as the CEO of Bradespar S.A., a company incorporated by our partial spin off. In March 2002, he returned to his position as a member of our Board of Directors, where he remains until today. He is also Director of Bradesco Leasing S.A. - Arrendamento Mercantil, member of the Board of Trustees and Managing Officer of Fundação Bradesco, Director and Managing Officer of the Institute of Diseases of the Digestive System. In addition, he holds positions as Director of Bradespar S.A., VBC Participações S.A., VBC Energia S.A., Companhia Paulista de Força e Luz — CPFL, CPFL Energia S.A., CPFL Geração de Energia S.A., Companhia Piratininga de Força e Luz, Valepar S.A., Vice-chairman of the Board of Directors of Companhia Vale do Rio Doce, non-voting member of the Managing Board of Banco Espírito

Santo de Investimentos S.A., located in Lisbon, Portugal, and Vice-chairman of the Board of Directors of BES Investimento do Brasil S.A. – Banco de Investimento. He also served as Vice-President of ANBID – Associação Nacional dos Bancos de Investimento, member of the Management Board of ABRASCA – Associação Brasileira das Companhias Abertas, Director of Companhia Siderúrgica Nacional - CSN, Latasa S.A., São Paulo Alpargatas S.A and Tigre S.A. Tubos e Conexões.

     Márcio Artur Laurelli Cypriano, Director: 61 years old. Mr. Cypriano received a law degree from Mackenzie Presbyterian University. In July 1967, he started his career joining Banco da Bahia S.A., a financial institution we merged with in December 1973, Mr. Cypriano became a manager of Bradesco. In January 1984, Mr. Cypriano was appointed as a Departmental Officer, in January 1986 he became a Deputy Managing Officer, in February 1988, Mr. Cypriano was designated Managing Officer and in February 1995, he became Vice-President. In March 1999, he was appointed our CEO, and since March 2002, he has been director. Prior to that, he was the CEO of Banco BCN from April 1998 until March 1999; Mr. Cypriano also serves as CEO of several companies of Bradesco’s organization, including member of the Board of Trustees and Managing Officer of Fundação Bradesco and director and managing officer of the Institute of Diseases of the Digestive System. In addition to these activities, he is a member of the Board of Directors of Bradespar S.A., Member of the Board of Conselho de Desenvolvimento Econômico e Social – CDES, CEO and President of FEBRABAN; CEO of FENABAN and of the Union of the Banks in the States of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul; member of the Board of Directors of FGC; and member of Conselho Superior de Comércio Exterior – Coscex; and of the Federation of the Industries of the State of São Paulo/Instituto Roberto Simonsen.

     João Aguiar Alvarez, Director: 44 years old. Mr. Alvarez received a degree in agronomy from the Manuel Carlos Gonçalves College of Agronomy and Animal Husbandry in Espírito Santo do Pinhal, SP. In April 1986 he was appointed to the Board of Directors, and since 1988, he has served as an Officer. Since February 1990, Mr. Alvarez has been a member of our Board of Directors and a director of Bradespar S.A. since March 2000. He is also a member of the Board of Trustees and Assistant Officer of the Fundação Bradesco and director and Assistant Officer of the Institute of Diseases of the Digestive System.

     Denise Aguiar Alvarez Valente, Director: 47 years old. Ms. Valente received a degree in education from São Paulo Pontific Catholic University and received a Masters in Education from New York University. In April 1986, she was appointed to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, one of our controlling shareholders, and since July 1988 she has also served as an Officer. Since February 1990, Ms. Valente has served as a member of our Board of Directors, and since March 2000, she has also served as a Director of Bradespar S.A.. She is also a member of the Board of Trustees and Assistant Officer of the Fundação Bradesco and director and Assistant Officer of the Institute of Diseases of the Digestive System. Ms. Valente hold a position of member of the Deliberative Board of the Association of the Friends of the Pinacoteca of the State since March 2002, and of the Fundo Social de Solidariedade do Estado de São Paulo – FUSSESP since April 2003.

     Raul Santoro de Mattos Almeida, Director: 52 years old. Mr. Almeida received a degree in mechanical engineering. Mr. Almeida joined our Board of Directors on January 28, 2005. He is the Country Manager and CEO of BBVA Bancomer Financial Holdings, Texas; Valley Bank, California; BBVA Bancomer Transfer Services (BTS) - Services of Transference, Texas; BBVA Bancomer Foreign Exchange (BFX) - Exchange, Texas; BBVA Bancomer Financial Services (BFS) - Financial Services, Texas; BBVA Finance, Delaware; BBVA Securities, Incorporation, New York; director of BBVA Puerto Rico and BBVA Bancomer Institution of Banco Múltiplo, Mexico. Prior to that he has served as CEO of Santander Overseas Bank, Puerto Rico; executive vice-president and finance manager of the

Santander Bank, Puerto Rico; Financial officer of the International Division of the Bank Santander, Spain; Managing Superintendent of the Bank Santander, Brazil; Vice-president of the Bank of Boston, Brazil; Vice-president, treasurer and superintendent officer of Multileasing of the Bank of America NT&AS, Brazil; officer of Finasa Leasing Arrendamento Mercantil S.A., Brazil; manager of the LEASCO – Companhia de Leasing do Brasil. Mr. Almeida is a member of the Board of Directors of the IIB - Institute of International Bankers, New York; of USSCC - Chamber of Commerce United States and Spain and of USBCC - Chamber of Commerce United States and Spain.

     Ricardo Espírito Santo Silva Salgado, Director: 60 years old. Mr. Salgado received a degree in economics from the Instituto Superior de Ciências Econômicas e Financeiras at Universidade Técnica de Lisboa - Portugal. In June 2003 he was appointed to our Board of Directors. He is also a member of the Superior Council of the Espírito Santo group, Vice-President of the Board of Directors and President of the Executive Commission of Banco Espírito Santo, S.A. - Lisbon, President of Espírito Santo Financial Group (ESFG) - Luxembourg, a member of the Supervisory Board of Euronext NV - the Netherlands, a member of the Executive Committee of Institut Internationale d’Études Bancaires (IIEB) - Brussels and a member of the European Advisory Committee Board of NYSE. He was a member of the Board of Directors of Banco Boavista Interatlântico S.A. (Brazil) from September 1997 to October 2000.

     Members of the Diretoria Executiva

     Márcio Artur Laurelli Cypriano, Chief Executive Officer: Mr. Cypriano also serves as our Chief Executive Officer. His experience is summarized above under – Members of the Board of Directors.

     Décio Tenerello, Vice-President: 60 years old. Mr. Tenerello received a law degree from University Center FIEO of Osasco - UNIFIEO. He started his career with us in June 1961. Since then, he has held a variety of positions within Bradesco, being appointed as our Departmental Officer in March 1982, in January 1984 he became a Deputy Executive Officer of Bradesco; in February 1988, Mr. Tenerello was appointed as a Managing Officer and since March 1998, he has served as our Vice-President. He also serves as member of the Board of Trustees and Managing Officer of Fundação Bradesco; Managing Officer of the Institute of Diseases of the Digestive System, President of the Brazilian Association of Real Estate Credit and Savings Entities (ABECIP) and its representative within FEBRABAN, CNF - National Confederation of the Financial Institutions; director of CIBRASEC – Companhia Brasileira de Securitização and CETIP - Central de Custódia e de Liquidação Financeira de Títulos.

     Laércio Albino Cezar, Vice-President: 58 years old; accountant. He started his career in April 1960. Since then, Mr. Cezar has held a variety of positions Bradesco, being appointed as our Departmental Officer in March 1982, Managing Executive Officer in March 1992 and since March 1999 as Vice-President. He holds positions as member of the Board of Trustees and Managing Officer of Fundação Bradesco, member of the Board of Directors and Managing Director of the Institute of Diseases of the Digestive System. Prior to that, from November 1983 to March 1992, he was member of the Security Against Frauds Subcommittee of FEBRABAN. Mr. Cezar was also the Brazilian representative within the Internal Auditors Committee of FELABAN – Federação Latino-americana de Bancos from January 1991 to April 1997; Vice-President from July 1997 until July 2000 of the Institute of Rational Organization of Labor (IDORT) of São Paulo, and First Executive Vice-President from July 2000 to July 2003.

     Arnaldo Alves Vieira, Vice President: 56 years old. Mr. Vieira received a law degree from Guarulhos University and a degree in business administration from Mackenzie Presbyterian University. He started his career in October 1961. Since then, Mr. Vieira has held a variety of positions within Bradesco, being appointed as our Regional Officer in April 1985; Departmental Officer in March 1992;

Managing Officer in February 1995, and Vice President in March 1999. He also holds positions as member of the Board of Trustees, and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of the Institute of Diseases of the Digestive System. Since November 1995 he has been the Vice-Chairman of Companhia Brasileira de Meios de Pagamento (VISANET), Officer of the InterAmerica Overseas Limited since May 2000 and member of the Conselho Diretivo Regional of the Visa International since May 1999. Prior to that, Mr. Vieira also was a Executive Officer of FEBRABAN and FENABAN from March to September of 2002.

     Luiz Carlos Trabuco Cappi, Vice President: 53 years old. Mr. Cappi received a degree in philosophy from the São Paulo University of Philosophy, Science and Languages and a post-graduate degree in social psychology from the São Paulo School of Sociology and Politics. He began at Bradesco in April 1969. Since then, Mr. Cappi has held a variety of positions within Bradesco, being appointed Departmental Officer in January 1984, Managing Officer in March 1998 and since March 1999, he has been our Vice-President. He also holds positions as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of the Institute of Diseases of the Digestive System. Since March 2003, he has been the CEO of Bradesco Seguros S.A. and he served as a director of Bradesco Seguros S.A. from March 1999 until March 2005. Prior to that, he was also an Officer of Setorial ADVB – Associação dos Dirigentes de Vendas do Brasil; President of ANAPP, the National Association for Private Pension Plans; member of the managing board for ABRASCA, the Brazilian Association for Listed Companies; director of Companhia Siderúrgica Belgo Mineira; Marketing Officer and member of the National Board of Banking Ethics (CONEB) and of FEBRABAN.

     Sérgio Socha, Vice President: 59 years old; accountant technician. Mr. Socha began his career at Banco Indústria e Comércio de Santa Catarina S.A. in September 1961. With the acquisition of Banco Indústria e Comércio de Santa Catarina S.A., he joined our staff in May 1968. Since then he has held a variety of positions within the banking career, being appointed as a Regional Officer in March 1986; Departmental Officer from July 1995 to January 1998 and since July 1999 he is our Vice President. He also holds positions as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of the Institute of Diseases of the Digestive System. Mr. Socha was an officer of BCN from December 1997 to November 1998. At that time, he became Vice President of BCN, a position he held until July 1999, and Vice-President of ABECIP, Brazilian Association of the Entities of Home Loans and Savings, from November 1999 to March 2002, when he became a Member of the Deliberation Council from March 2002 to November 2003.

     Julio de Siqueira Carvalho de Araújo, Vice President: 50 years old; secondary education. Mr. Carvalho de Araújo began his career in March 1978 at Banco BCN S.A., a financial institution that was acquired by us in 1997. He has held a variety of positions within the banking career, being appointed Officer in October 1989; Vice President of BCN from May 1995 to August 2000. Since August 2000 he is one of our Vice Presidents. He also holds positions as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of the Institute of Diseases of the Digestive System. He also serves as a member of the board of directors of Companhia Brasileira de Liquidação e Custódia (CBLC) and of the Bolsa de Mercadorias & Futuros—BM&F; director of Câmara Interbancária de Pagamentos – CIP and member of the Deliberation Council of Associação Brasileira das Entidades de Crédito Imobiliário e Poupança - ABECIP.

     Milton Almicar Silva Vargas, Vice President: 48 years old. Mr. Vargas received a degree in business administration from UNIFIEO — University Center FIEO of Osasco. He began his career joining us in July 1976. Mr. Vargas has held a variety of positions within the banking career, being appointed as Departmental Officer in December 1997; as Managing Officer in March 2000 and since March 2002 he is one of our Vice Presidents. He also holds positions as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing

Director of the Institute of Diseases of the Digestive System. Mr. Vargas is also an alternate member of the National Board of Banking Ethics and Auto-Regulation; director of CPM S.A., member of the Conselho Fiscal of FGC and our representative in the Managing Board of Instituto Brasileiro de Pesquisas Contábeis, Atuariais e Financeiras – IPECAFI. Prior to that, he also served as an Effective Member of the Board of Directors of ASSOBESP—Associação de Bancos no Estado de São Paulo; FEBRABAN; FENABAN and Sindicato of banks in the states of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul from February 2001 to March 2004.

     José Luiz Acar Pedro, Vice-President: 52 years old. Mr. Pedro received a business administration degree from the Santana College of Economic and Accounting Sciences at São Judas Tadeu University in São Paulo, SP. He began his career in January 1971 at Banco BCN S.A., a financial institution that was acquired by us in December 1997. Mr. Pedro has held a variety of positions within the banking career, being appointed as an Officer in June 1986; an Executive Officer in May 1996; and from March 1999 to March 2004 he was CEO of BCN. Since February 2003 he is one of our Executive Officers and Vice-Presidents. He also holds positions as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of the Institute of Diseases of the Digestive System. Prior to that, until March 2004 Mr. Pedro was also the CEO of Banco Mercantil de São Paulo S.A and of Banco Boavista Interatlantico S.A., where he is currently an Officer. He has been a member of the Board of Directors of ABRASCA; Chairman of the Instituto Brasileiro de Relações com Investidores – IBRI; Vice-President of FEBRABAN and FENABAN; Treasury Officer of the banks unions in the states of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul. He also served as Chairman of BCN Corretora de Títulos e Valores Moiliários S.A.; CEO of Potenza S.A. Processamento de Dados; and Officer of Financiadora BCN S.A. – Crédito, Financiamento e Investimentos.

     Norberto Pinto Barbedo, Vice-President: 53 years old. Mr. Barbedo received an accounting degree from Tibiriçá College of Accounting Sciences. He began his career in January 1968 at Banco BCN S.A., a financial institution that was acquired by us in December 1997. Mr. Barbedo has held a variety of positions within the banking career, being appointed an Officer in October 1989, and Executive Officer and Vice-President of Banco BCN S.A. from December 1997 to March 2004. In February 2003 Mr. Barbedo was appointed one of ours Executive Officers and Vice-Presidents. He also holds positions as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of the Institute of Diseases of the Digestive System. Prior to that, until March 2004 ,Mr. Barbedo was also Vice-President of Banco Mercantil de São Paulo S.A and of Banco Boavista Interatlantico S.A., where he is currently an Officer. He also served as director of BCN Corretora de Títulos e Valores Moiliários S.A.; Officer of Financiadora BCN S.A. – Crédito, Financiamento e Investimentos and Vice-President of Banco Zogbi S.A. and Potenza S.A. Processamento de Dados;

     Armando Trivelato Filho, Managing Officer: 58 years old. Mr. Filho received a degree in civil engineering from Minas Gerais University. He began his career joining us in May 1977. Mr. Barbedo has held a variety of positions within the banking career, being appointed as Departmental Officer in July 1988; Deputy Managing Officer in March 1998 and since March 1999 he is one of our Managing Officers. He also holds positions as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System. Prior to that he was an Engineer of Bradesco S.A. Crédito Imobiliário, Officer of the Digilab - Laboratório Digital Ltda., director of Matel Tecnologia de Teleinformática S.A. - MATEC, alternate director of the Companhia Siderúrgica Nacional - CSN, Officer and director of Matel S.A. - Participação and Administração, Vice-Chairman of Teletrim Telecomunicações S.A. and director of VICOM S.A.

     Carlos Alberto Rodrigues Guilherme, Managing Officer: 61 years old. Mr. Guilherme received a law degree from Pinhalense Education Foundation. He began his career joining us in December 1957. Mr. Guilherme has held a variety of positions within the banking career, being appointed as Departmental Officer in March 1986; Deputy Managing Officer in March 1998 and since March 1999 he is one of our Managing Officers. He also holds positions as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System. Prior to that, he served as Officer of Banco de Crédito Real de Minas Gerais S.A. from April 1998 until April 2003, and of Credireal Leasing S.A. – Arrendamento Mercantil from April 1998 to September 1999.

     José Alcides Munhoz, Managing Officer: 56 years old; secondary education. Mr. Munhoz began his career joining us in October 1970. He has held a variety of positions within the banking career, being appointed as Regional Officer in March 1989; Departmental Officer in January 1995; Deputy Managing Officer in March 1998; and since March 1999, he is one of our Managing Officers. He also holds positions as member of the Board of Trustees of Fundação Bradesco, member of the Board of Directors of the Institute of Diseases of the Digestive System, and Officer of Bradesco Consórcios Ltda.

     José Guilherme Lembi de Faria, Managing Officer: 59 years old. Mr. Lembi de Faria received a degree in economics from the Fluminense Federal University. He began his career in January 1967 at Banco Mineiro do Oeste S.A., which was acquired by us in 1973. In September 1981 he was designated General Manager of our New York Branch. Returning to Brazil, he became a Regional Officer in March 1993; then was appointed as Departmental Officer in February 1995; Deputy Managing Officer in March 1998; and since 1999 he is one of our Managing Officers. He also holds positions as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System. He also serves as CEO of Banco Bradesco Argentina S.A., Vice-President of the Bradesco Services Co., Ltd. and Officer of Cidade Capital Markets Ltd.

     Luiz Pasteur Vasconcellos Machado, Managing Officer: 56 years old. Mr. Machado received a law degree from the United Metropolitan Colleges — FMU. He began his career joining us in June 1962. He has held a variety of positions within the banking career, being appointed as a Regional Officer in March 1986; Departmental Officer in March 1992; Deputy Managing Officer in March 1998; and since March 1999, he is one of our Managing Officers. Mr. Machado also holds positions as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System. He is also director of Companhia Brasileira de Meios de Pagamento since April 1998. From June to November of 2004, he was Chairman of the Smart Club do Brasil Ltda., where previously he served as a director.

     Milton Matsumoto, Managing Officer: 59 years old. Mr. Matsumoto received a degree in business administration from UNIFIEO — University Center FIEO of Osasco. He began his career joining us in September 1957. He has held a variety of positions within the banking career, being appointed as Departmental Officer in March 1985, Assistant Officer in March 1998, and since March 1999 he has been our Managing Officer. Mr. Matsumoto also holds positions as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System. He also serves as an alternate member of the Board of Directors of CPM S.A. and Secretary Officer of the union of the credit, financing and investing companies of the State of São Paulo, where he previously was the Vice-President and alternate officer. He was an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários from January 1984 to March 1985 and the first Secretary Officer of the Bank Union in the States of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul from June 1989 to May 1998.

     Cristiano Queiroz Belfort, Managing Officer: 49 years old. Mr. Belfort received a degree in Legal and Economic Sciences for the Pontifical University Catholic of São Paulo, with a Post graduation degree in Economics for the FEA-USP; MBA - PDE INSEAD from Fundação Dom Cabral; MBA – Programa de Desenvolvimento Gerencial - PDG EXEC from IBMEC; and also MBA in Marketing of Services from ESPM. Since March 2000 he serves as one of our Managing Officers. Mr. Belfort also holds positions as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System. Prior to that, he was an officer of Banco BCN S.A. from August 1997 until March 2000.

     Sérgio de Oliveira, Managing Officer: 55 years old. Mr. Oliveira received a degree in business administration from UNIFIEO — University Center FIEO of Osasco. He began his career joining us in April 1970. He has held a variety of positions within the banking career, and since March 2000 he is one of our Managing Officers. Mr. Oliveira also holds positions as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System. He is also Vice-chairman of the Bradesco Securities, Inc.; Managing Officer of BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários; member of the consulting board of ADEVAL - Associação das Empresas Distribuidoras de Valores; alternate member of the Managing Board of Associação Brasileira das Companhias Abertas ABRASCA; Vice-President of ANBID; and director of Instituto Nacional de Investidores - INI. Prior to that, from July 1997 to March 2000, Mr. Oliveira served as CEO of Bradesco S.A. Corretora de Títulos e Valores Mobiliários, where he held an Officer position from March 1985 to July 1997; member of the Advisory Chamber of Boi Gordo of Bolsa de Mercadorias & Futuros from July 1998 to November 2000; alternate director of the Stock Exchange of São Paulo from December 1999 until April 2000.

     Odair Afonso Rebelato, Managing Officer: 59 years old; accountant technician. Mr. Rebelato began his career joining us in August 1960. He has held a variety of positions within the banking career, being appointed as a Regional Officer in March 1989; Departmental Officer in 1998; and since August 2001 he is one of our Managing Officers. Mr. Rebelato also holds positions as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System.

     Aurélio Conrado Boni, Managing Officer: 53 years old; business administration technician. He began his career joining us in February 1971. He has held a variety of positions within the banking career, being appointed as a Departmental Officer in December 1997 and since December 2001 he is one of our Managing Officers. Mr. Boni also holds positions as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System.

     Domingos Figueiredo de Abreu, Managing Officer: 46 years old. He received a degree in economics from College of Economic Sciences of Mogi das Cruzes and a degree in accounting from College of Economic Sciences and Administration of OSASCO — FEAO. He began his career joining us in December 1981. He has held a variety of positions within the banking career, being appointed as a Departmental Officer in June 2001 and since March 2002 he is one of our Managing Officers. Prior to that, he served as an officer of BCN S.A. from December 1997 to June 2001. Mr. Abreu also holds positions as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System. Since October 2001, he holds the position of alternate director of CPM S.A., where he was also a member of the Board of Technical Administration from June 1998 to May 1999.

     Paulo Eduardo D’Avila Isola, Managing Officer: 49 years old. Mr. Isola received a business administration degree from Brás Cubas College, São Paulo, SP. He began his career as a Director of Continental Promotora de Venda Ltda, now called Finasa Promotora de Vendas Ltda, in July 1997, and then in March 2002 he became Managing Officer. He was designated Managing Officer of Banco BCN S.A. until February 2003, when he became one of our Managing Officers. Mr. Isola also holds positions as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the

Institute of Diseases of the Digestive System. He is also Vice-President of ACREFI - Associação Nacional das Instituições de Crédito, Financiamento e Investimento, alternate director of CIBRASEC - Companhia Brasileira de Securitização and director of Clicar Central On-Line de Financiamentos Sociedade Simples Ltda. Prior to that, he served as Technician Officer of the ABEL - ABEL - Associação Brasileira das Empresas de Leasing, from 1996 until 2000.

     Ademir Cossiello, Managing Officer: 49 years old. Mr. Cossiello received a degree in economics from Faculdades Padre Anchieta. He began his career joining us in October 1973. He has held a variety of positions within the banking career, being appointed as a Regional Officer in January 1995; Departmental Officer from March 1998 until September 1999, and since June 2003 he is one of our Managing Officers. Mr. Cossiello also holds positions as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System. Since August 2003, he is also a member of the Deliberative Council of the Commerce Association of São Paulo, where he previously held the position of member of the deliberative board from February to September 1999. He was an Officer and Managing Officer at Banco Baneb S.A. from June 1999 to October 2001. From October 2001 to March 2004 he served as Managing Officer of Banco BCN S.A., and from January 1995 to January 1997, he was a director of ASBAN - Associação de Bancos no Estado de Goiás.

Compensation

     At the annual shareholders assembly, our shareholders establish the maximum global compensation of the members of our Board of Directors and Board of Executive Officers for the ensuing year. In 2004, our shareholders set the global compensation for our Directors and Executive Officers at R$130 million.

     In 2004, our directors and executive officers received global compensation of R$114.4 million for their services, whether as members of the Board of Directors or Board of Executive Officers, as applicable, or as providers of services to our subsidiaries. No part of the aggregate compensation was paid as part of a profit sharing plan or in the form of stock options.

     Our directors and executive officers have the right to participate in the same complementary retirement pension plans available to all our employees. In 2004, we contributed R$97.3 million to pension plans on behalf of our directors and executive officers.

Board Practices

     Our shareholders elect the members of our Board of Directors at the annual general shareholders meeting for one-year terms; the directors can be reelected for consecutive terms. The Board of Directors appoint the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

     To become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of ten consecutive years and be less than sixty-five years old at the time of appointment. There are thirty-eight departmental directors and eleven regional directors on the Board of Executive Officers. The departmental and regional directors direct the business of each of our various divisions and branches and report to the Diretoria Executiva. To become a departmental or regional director, a person must be an employee or executive officer at Bradesco or one of our affiliates and be less than sixty-two years old, in the case of departmental directors, or sixty years old, in the case of regional directors, at the time of appointment. Our Board of Directors may waive the fulfillment of the period of employment requirement with respect to up to 25% of our Managing Officers and Departmental and Regional Directors, with the exception that the requirement cannot be waived with respect to persons appointed as President or Vice-President. The members of our Board of Directors are required to work exclusively for us, unless granted an exception by the Board of Directors itself.

     Members of our Board of Directors are not required to be or to have been our employees, and service, as a member of our Board of Directors does not constitute employment with us.

     Fiscal Council

     Under Brazilian law, corporations may have a “conselho fiscal,” or fiscal council, which is an independent corporate body, with general monitoring and supervision powers as set forth in the Brazilian accounting practices. Our bylaws provide for a fiscal council and specify that, if our shareholders convene a fiscal council, it shall have from three to five members.

     Our fiscal council has three members (Domigos Aparecido Maia, José Roberto Aparecido Nunciaroni and Ricardo Abecassis Espírito Santo Silva) and three alternates (Nelson Lopes de Oliveira, Jorge Tadeu Pinto de Figueiredo and Renaud Roberto Teixeira), all of whom were appointed when the fiscal council was formed on March 10, 2005, and all of whose terms will expire in March 2006. In accordance with Brazilian corporate law, our fiscal council has the right and obligation to, among other things:

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
-	changes in our social capital,

-	issuances of debentures or rights offerings entitling the holder to subscribe for equity,

-	investment plans and capital expenditure budgets,

-	distributions of dividends, and

-	transformation of our corporate form and corporate restructuring, as mergers, incorporações and spin offs;
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

     Audit Committee

      Pursuant to our by-laws and to Central Bank regulations since July 2004, we have appointed an audit committee, which is comprised of three to five members, each of whom serves a term of one year, and all of whom are independent of our management. Members are appointed by, and may be replaced by, the Board of Directors. The current members of the committee are Mário da Silveira Teixeira Júnior, Hélio Machado dos Reis, Paulo Roberto Simões da Cunha and Yves Louis Jacques Lejeune. Of the members, only Mr. Mario Teixeira is a member of our Board of Directors. In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, our board of directors acts as our audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these respects, our audit committee is comparable to and performs the functions of audit committees of U.S. companies. Since our audit committee is not comparable to audit committees of U.S. companies with regard to the engagement of our independent auditors for audit and non-audit services, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard.

          The responsibilities of the audit committee include:
  establishing its own rules of operation;

  recommending to the Board of Directors which outside firm should be hired to provide independent audit services, the amount of compensation such firm should receive and providing recommendations as to substitute auditors;

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

  assessing the Board of Directors’ responsiveness to any recommendations made by both the independent and internal auditors;

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

     Internal Control and Compliance Committee

     The internal control and compliance committee has three to six members, each with a term of one year. Members are appointed by, and may be replaced by, the Board of Directors. All committee members must be on the Board of Directors and the Board of Officers.

     The committee’s primary responsibility is to assist the Board of Directors with the performance of its duties related to the adoption of strategies, policies and measures governing internal controls, mitigation of risks, and compliance with applicable rules.

     Compensation Committee

     The compensation committee has three to five members, all of whom are members of the Board of Directors, and each of whom serves a term of one year. Members are appointed by, and may be reappointed or replaced by, the Board of Directors. The committee’s primary responsibility is to provide the Board of Directors with proposed policies and guidelines related to the compensation of our managers. The compensation is to be based on performance targets established by the Board.

Employees

     At December 31, 2004, we had 73,644 employees (of which 62,013 were employed by Bank Bradesco and 11,631 were employed by our subsidiaries), as compared to 75,781 employees at December 31, 2003 and 74,393 employees at December 31, 2002.

     The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

	December 31,

	2002	2003	2004

Total number of employees	74,393	75,781	73,644

Number by category of activity
Banking
Bradesco	53,732	59,430	62,013
BCN	6,105	5,203	—
Banco Mercantil	3,970	—	—
Insurance activities	6,056	5,944	4,957
Pension plan activity	1,420	1,527	1,504
Other categories	3,110	3,677	5,170
Number by geographic location
Cidade de Deus, Osasco	8,510	9,535	9,786
Alphaville, Barueri	1,068	1,238	1,397
São Paulo	17,739	16,630	15,390
Other locations in Brazil	46,976	48,282	46,979
International	100	96	92

     During the period between 2002 and 2004, we acquired Banco BEA, Banco BBV, Banco Mercantil, Banco BEM and Zogbi institutions. Our number of branches increased from 2,954 to 3,004,

and due to our increased operational efficiency, we reduced the number of employees in the same period of time.

     Our part-time employees work six hours a day, while our full-time employees work eight hours a day. We had 29,830 part-time employees and 43,814 full-time employees as of December 31, 2004, compared to 31,316 part-time and 44,465 full-time employees as of December 31, 2003 and 39,147 part-time and 35,246 full-time employees as of December 31, 2002.

     We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. In filling all positions, we give preference to candidates from within Bradesco, including middle management and senior positions. We also hire professionals from the marketplace, but to a lesser extent.

     At December 31, 2004, approximately 57% of our employees were associated with one of the labor unions, which represents bank or insurance employees in Brazil. We consider our relations with our employees as well as with the labor unions to be good, in large part due to our philosophy of internal recruiting and open communication. We have not experienced any strikes during the past four years. We are a party to two collective bargaining agreements: one relating to our banking employees and the other to our insurance sector employees.

     We offer our employees benefits which include a Bradesco Saúde health plan which permits beneficiaries to choose their doctors, hospitals and dentists throughout the country, supplementary retirement and pension plans, and subsidized life and accident insurance. We also have a team of social workers who work with our employees and their dependents. These benefits apply regardless of the employee’s position. Currently, 27% of our employees participate in our Bradesco Vida e Previdência pension plan. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

     We also offer professional training to our employees. In 2004, we invested approximately R$52.7 million in training for 467,215 of our employees. In 2003, we invested approximately R$61.2 million in courses for 414,314 participants. Our professional training department prepares and delivers personnel training and development courses in operating, technical and behavioral areas.

Share Ownership

     As of December 31, 2004, the members of our Board of Directors and Diretoria Estatuária indirectly held 3.98% of our voting capital and 2.01% of our total capital stock, in the aggregate, through a company called Elo Participações S.A., which we call Elo Participações. In addition, some of our directors and executive officers directly hold shares of our capital stock. However, as of December 31, 2004, each of our directors and senior managers individually owned, directly or indirectly, less than 1% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

     We are a publicly held corporation with 238,351,329 common shares and 236,081,796 preferred shares on December 31, 2004, all of which are nominative and book-entry shares with no par value. The total amount of common and preferred shares we have reflects a split of our shares which was approved by our Shareholders Extraordinary Meeting held on December 9, 2004 and ratified by the Central Bank, during which time the Shareholders authorized a capital increase in the amount of R$700 million, with the issuance of 8,791,857 new common shares and 8,708,143 new preferred shares. All the shares issued by the time of the capital increase were subscribed and fully paid for by February 15, 2005. The Extraordinary Shareholders Meeting held on March 10, 2005 ratified this capital increase, and therefore, the total capital became divided into 247,143,186 common shares and 244,789,939 preferred shares.

     It was further resolved during this Extraordinary Shareholders Meeting that the shares issued by Bradesco Seguros S.A., our controlled company, and owned by minority shareholders would be merged into Bradesco, with the issuance of 182,504 common shares and 180,767 preferred shares to be delivered to these minority shareholders. Such merger was approved by the competent authorities and our capital will now be divided into 247,325,690 common shares and 244,970,706 preferred shares. For information on shareholders’ rights and our dividend distributions, see “Item 8. Financial Information—Policy on Dividend Distributions” and “Item 10. Additional Information—Memorandum and Articles of Incorporation—Allocation of Net Income and Distribution of Dividends.”

     The following chart illustrates our capital ownership structure as of December 31, 2004:

     As illustrated, a holding company, Cidade de Deus Participações, directly owns 47.95% of our voting capital and 24.20% of our total capital stock. Cidade de Deus Participações, in turn, is owned by the Aguiar family, Fundação Bradesco, and another holding company, Nova Cidade de Deus Participações S.A., which we call “Nova Cidade de Deus.” Nova Cidade de Deus is largely owned by Fundação Bradesco and Elo Participações. Other than the 1999 share acquisitions by Elo Participações and the 2003 share acquisitions by BBVA and the increase of BES participation interest in our voting stock, which are described below, to the best of our knowledge there has been no significant change in the percentage ownership held by any major shareholders during the past five years.

     The following table shows the direct ownership of our outstanding common and preferred shares on December 31, 2004. To the best of our knowledge, only those shareholders mentioned in the table below directly hold five percent or more of our securities with voting rights.

	Number of common shares	Percentage of common shares	Number of preferred shares	Percentage of preferred shares	Total number of shares	Percentage of total shares

Shareholder

*(in thousands, except percentages)
Cidade de Deus Participações	114,301,296	47.95%	510,540	0.22%	114,811,836	24.20%
Fundação Bradesco(1)	31,387,307	13.17%	11,839,617	5.02	43,226,924	9.11%
Banco Bilbao Vizcaya Argentaria	11,984,103	5.03%	11,812,091	5.00	23,796,194	5.01%
Banco Espírito Santo S.A	16,061,429	6.74%	43,845	0.02%	16,105,274	3.39%
Board of Directors:
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Antônio Bornia	(*)	(*)	(*)	(*)	(*)	(*)
Mário da Silveira Teixeira Júnior	(*)	(*)	(*)	(*)	(*)	(*)
Márcio Artur Laurelli Cypriano	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez Valente	(*)	(*)	(*)	(*)	(*)	(*)
Raul Santoro de Mattos Almeida	(*)	(*)	(*)	(*)	(*)	(*)
Ricardo Espírito Santo Silva Salgado	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	2,272,398	0.95%	2,345,118	0.99%	4,617,516	0.97%
Members of the Diretoria Executiva:
Décio Tenerello	(*)	(*)	(*)	(*)	(*)	(*)
Laércio Albino Cezar	(*)	(*)	(*)	(*)	(*)	(*)
Arnaldo Alves Vieira	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio Socha	(*)	(*)	(*)	(*)	(*)	(*)
Julio de Siqueira Carvalho de Araújo	(*)	(*)	(*)	(*)	(*)	(*)
Milton Almicar Silva Vargas	(*)	(*)	(*)	(*)	(*)	(*)
José Luiz Acar Pedro	(*)	(*)	(*)	(*)	(*)	(*)
Norberto Pinto Barbedo	(*)	(*)	(*)	(*)	(*)	(*)
Armando Trivelato Filho	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
José Guilherme Lembi de Faria	(*)	(*)	(*)	(*)	(*)	(*)

Luiz Pasteur Vasconcellos Machado	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Cristiano Queiroz Belfort	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio de Oliveira	(*)	(*)	(*)	(*)	(*)	(*)
Odair Afonso Rebelato	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
Paulo Eduardo D’Avila Isola	(*)	(*)	(*)	(*)	(*)	(*)
Ademir Cossielo	(*)	(*)	(*)	(*)	(*)	(*)
Total Diretoria Executiva	139,170	0.06%	363,785	0.15%	502,955	0.11%
Subtotal	176,145,703	73.90%	26,914,996	11.40%	203,060,699	42.79%

Other shareholders	62,205,626	26.10%	209,166,800	88.60%	271,372,426	57.21%

Total	238,351,329	100.00%	236,081,796	100.00%	474,433,125	100.00%

________________________________________
(1)	Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, 31.22% of our common shares and 15.75% of our total shares.

*	None of the members of our Board of Directors, Board of Executive Officers or other administrative, supervisory or management bodies directly or beneficially holds 1% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. See “Item 6. Directors, Senior Management and Employees—Share Ownership” for more information.

     The following is a brief description of our principal beneficial shareholders. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares, except that pursuant to the June 9, 2003 Shareholders’ Agreement, BBVA has the right to name one member of our board of directors. For more information, see “Item 4. Information on the Company—The Company—History—Recent Important Acquisitions and Joint Ventures—Acquisition of BBV Banco.”

     Cidade de Deus Participações

     Cidade de Deus Participações is a holding company that was organized in 1946 in order to hold investments in other companies. It also administers, purchases and sells securities and other assets on its own account. Its shareholders are Nova Cidade de Deus, with 44.22% of its common and total shares, Fundação Bradesco, with 32.69% of its common and total shares, and the Aguiar family, with 23.09% of its common and total shares as of December 31, 2004. The company’s capital stock is made up of common, nominative book-entry shares, with no par value.

     Nova Cidade de Deus

     Nova Cidade de Deus is a holding company that was organized in 1976 in order to hold investments in other companies, particularly those that directly or indirectly own our voting capital. As of December 31, 2004 the company directly owned 0.77% of our common shares, 0.39% of our total shares, and indirectly owned, through its participation in Cidade de Deus Participações, 21.20% of our common shares and 10.70% of our total shares.

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

     The Aguiar Family

     As of December 31, 2004, three members of the Aguiar family, along with the estate of Mr. Amador Aguiar, indirectly owned, by way of their participation in Cidade de Deus Participações, 11.07% of our common shares and 5.59% of our total shares. In addition, the same parties directly held a total of 1.12% of our common shares, 0.96% of our preferred shares and 1.04% of our total shares. None of the individual members of the Aguiar family directly holds more than 1.0% of our voting shares.

     Fundação Bradesco

As of December 31, 2004, Fundação Bradesco, directly and indirectly through its participation in Cidade de Deus Participações and Nova Cidade de Deus, owned 44.38% of our common shares, 5.16% of our preferred shares, and 24.86% of our total shares. Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Diretoria Executiva and departmental directors, as well as all directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco, known as the “Mesa Regedora.” They receive no compensation for their service on the Mesa Regedora.

     Fundação Bradesco, the center of our social activities, was founded in 1956 to invest in the development and education of children, teenagers and adults in Brazil, especially the poorest, in order to facilitate their “social inclusion.”

     In 2004, Fundação Bradesco offered free education to more than 107,000 students including adult education and professional skills development courses and has forty schools, which are found in all the Brazilian states and the federal district. The more than 50,000 elementary, high school and technical training students sponsored by Fundação Bradesco also receive in-school meals, uniforms, school supplies and free medical and dental care. During the last six years, the annual pass rate for students in the Fundação schools was 95.7%. On March 16, 2004, the fortieth school in the network started its activities at Osasco in the state of São Paulo, with a capacity of over 2,000 students.

     Fundação Bradesco, in partnership with Fundação Roberto Marinho of the Organizações Globo, a Brazilian media group, is a co-sponsor of the first privately-sponsored educational television channel in Brazil, which is called “Futura, Canal do Conhecimento,” and which has 20 million viewers. It also participates in an approximately nine thousand citizen-per-year literacy program for teenagers and adults in the north and northeast regions of Brazil called “Programa de Alfabetização Solidária.”

     Fundação Bradesco’s activities are funded exclusively by resources derived from donations we and our affiliates make as well as the dividends and interest on shareholders equity it receives for its stake in our capital. See “ — Related Party and Subsidiary Transactions — Other Matters.”

     Elo Participações

     Elo Participações indirectly owned, through its participation in Nova Cidade de Deus, approximately 5.48% of our common shares and 2.77% of our total shares at December 31, 2004. Elo Participações is a holding company that was organized in 1998 to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, Elo Participações acquired from several of our shareholders, who were not principal shareholders of ours, an indirect 5.51% interest in our voting capital. Only members of the Board of Directors or the Diretoria Estatutária and certain qualified employees of Banco Bradesco, Bradespar, or our subsidiaries may own shares in Elo Participações. However, only the members of the Board of Directors and some statutory officers may own voting shares. Most of our board members and executive officers own shares in Elo Participações.

     BBVA

     BBVA is a global financial group headquartered in Bilbao, Spain. As of December 31, 2004, BBVA directly owned 5.03% of our common shares and 5.01% of our total shares. Pursuant to our acquisition of BBV Banco in June 2003, we issued, for distribution to BBVA, common and preferred shares equal to 4.4% of our share capital, valued at R$630 million. Subsequently, BBVA increased its percentage ownership through purchases of our shares on BOVESPA.

     BBVA offers retail, wholesale and investment banking services, asset management services and insurance, among other activities. As of December 31, 2003, Chase Nominees Ltd. held 5.25% of

BBVA’s capital. To our knowledge, there are no other significant individual holdings in BBVA’s share capital and no persons exercising substantial control.

     Pursuant to the June 9, 2003, Shareholders’ Agreement, BBVA has the right to elect one member of our board of directors. Accordingly, José Fonollosa García was appointed to our board of directors on June 9, 2003, as BBVA’s representative, which was replaced in January 2005 by Mr. Raul Santoro de Mattos Almeida. BBVA also has the right to put some or all of its shares to Fundação Bradesco and Cidade de Deus Participações during the seven years following its acquisition of our shares. For more information regarding the Agreement, see “Item 4. Information on the Company—The Company—History—Recent Important Acquisitions and Joint Ventures—Acquisition of BBV Banco.”

     BES

     Banco Espírito Santo S.A. (BES) is a commercial bank whose headquarters are in Portugal. In December 2004, BES directly held 6.74% of our common shares and 3.39% of our total capital. BES appointed Mr. Ricardo Espírito Santo Silva Salgado as a member of our board of directors.

     Others

     Direct public holdings represented 26.10% of our voting capital at December 31, 2004 (including equity participations of 1.22% held by The UFJ Bank Limited) and 88.60% of our preferred shares. Direct and indirect participation by the public in our common and preferred shares represented an effective interest of 57.21% of our capital stock at December 31, 2004.

     At December 31, 2004, 37.27% of our preferred shares and 1.01% of our common shares were held by 369 foreign investors registered with the Companhia Brasileira de Liquidações e Custódia, known as “CBLC.” At the same date, our ADRs represented 15.16% of our preferred shares.

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

     Accordingly, we have not made any loans or advances to any of our affiliates, executive officers, board members or their family members. The prohibition does not limit our ability to enter into transactions in the interbank market with our affiliates that are financial institutions. For further details on restrictions on the operations of financial institutions, see “Item 4. Regulation and Supervision—Bank Regulations—Principal Limitations and Restrictions on Activities of Financial Institutions.”

     Distribution of Products in our Branches

     All of our business units and subsidiaries, including Bradesco Leasing, Bradesco Consórcios, Bradesco Seguros, Bradesco Vida e Previdência and Bradesco Capitalização, use our branch network as a distribution channel for the sale of insurance, pension funds, certificated savings plans, consortiums and other products, leases and services. We record all costs related to the branch network in our financial statements.

     For further discussion of the use of our branches by our business units and subsidiaries for distribution, see “Item 4. Information on the Company—The Company—Distribution Channels—Branch System.”

     Other Matters

     We regularly contribute to our shareholder Fundação Bradesco, a charitable foundation. These donations are made voluntarily. Our donations to Fundação Bradesco totaled R$71.4 million in 2004, R$62.7 million in 2003 and R$67.0 million in 2002. For additional information about Fundação Bradesco, see “—Major Shareholders—Fundação Bradesco” and note 27 to our consolidated financial statements in Item 18.

     UFJ Bank owns 1.22% of our total equity, BES owns 3.39% of our total equity, and BBVA owns 5.01% of our total capital, and they provide credit lines to us for trade-related transactions. The terms of these transactions are consistent with similar transactions, which we engage in with other, unrelated entities.

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

     At December 31, 2004, of our litigation provision of R$4,298 million, approximately 19.3% related to labor matters, approximately 70.0% related to tax-related matters and approximately 10.7% related to civil cases. For additional information see Note 23 to our Consolidated Financial Statements in Item 18.

     We believe that of December 31, 2004 our litigation provisions are sufficient to cover our expected losses from litigation matters, subject to the inflation-indexation requirement for provisions relating to certain tax matters. Since we do not expect the amounts paid in the future in connection with litigation matters to exceed the amount of our provision, we do not believe that such litigation will materially impair our financial condition or results of operations.

     Labor matters. During 2004, we became involved in 4,487 new litigation matters related to labor, none of which is individually significant. The matters relate largely to actions brought by employees who have been laid off. We have acquired a number of financial institutions in recent years. In connection with the acquisition of a financial institution and its integration into Bradesco, we commonly reduce our number of employees and the number of employees of the acquired institution. The majority of labor-related litigation matters we face relates to such reductions.

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

     Other matters. We are not currently the subject of any pending or threatened material proceedings by the Central Bank, CVM, ANS or SUSEP. Management believes that it is in compliance with all applicable Central Bank, CVM, ANS and SUSEP regulations and considers our relationship with these authorities to be good.

Policy on Dividend Distributions

     Our bylaws state that our Board of Directors shall recommend, at each annual shareholders’ assembly, a mandatory annual distribution to our shareholders of at least 30% of our net income, which is in excess of the minimum of 25% of net income established by Brazilian Corporate Law. For additional information, including exceptions to this requirement, see “Item 10. Additional Information—Memorandum and Articles of Incorporation—Allocation of Net Income and Distribution of Dividends.”

     Our policy relating to dividend distributions is to maximize the amount of distributions we pay in the form of interest on capital, in accordance with our tax management strategy. This allows us to deduct such payments from income for tax purposes. For additional information, see “Item 5. Operating and Financial Review and Prospects—Overview—Taxes.”

Item 9. The Offer and Listing.

DESCRIPTION OF SECURITIES

     Our capital stock comprises common and preferred shares, without par value. Our preferred shares are traded on the BOVESPA under the symbol “BBDC4”. Our preferred shares are included in the BOVESPA Index. At December 31, 2004, we had 236,081,796 preferred shares outstanding. Citibank N.A., as depositary bank, issued the Level I ADSs, for trading on the New York Stock Exchange – NYSE in 1997 and, since February 2001, on the Market for Latin-American Stocks in euros, known as “Latibex,” in Madrid, Spain, under the symbol “XBBDC.” In November 2001, our Level II ADRs became listed on the NYSE under the symbol “BBD”, the ratio of ADSs to preferred shares was changed such that each ADS that formerly represented 5,000 preferred shares now represents one preferred share.

     On December 17, 2003 our board of directors approved a reverse split of our shares at a 10,000:1 share ratio, resulting in a reverse split of one ADR at a 2:1 ratio, such that each ADS represents one preferred share. Our shareholders approved the reverse split on March 10, 2004. As a result of the reverse split, we had 79,490,196 common shares and 78,693,936 preferred shares outstanding. Since March 2004, our shares have been traded on BOVESPA, on the NYSE at one share per ADR, and on the Latibex at one share per GDR. On December 9, 2004, the Shareholders Extraordinary Meeting approved a stock split, without changing value per share, at the ratio of two new shares for each share issued by us. The stock split was effected on the BOVESPA in the sum ratio that was applied to the ADRs on the NYSE and the GDRs on the Latibex, maintaining the ratio of one share for each ADR and each GDR.

     Our ADSs are traded on the NYSE under the ticker symbol “BBD.”

     The following table shows, for the indicated periods, the reported high and low closing sale prices in nominal reais for the preferred shares on BOVESPA:

	Price per 1,000
	Preferred shares		Average monthly

	High	Low	trading volume

	(R$)		(shares in thousands)
1998	12.29	4.65	16,632,926
1999	15.00	5.35	22,410,771
2000	17.20	10.20	28,518,400
2001	14.20	10.40	33,477,625
2002	15.30	7.55	47,283,808
2003	15.45	9.58	42,638,508
1st Quarter	11.95	9.58	37,093,933
2nd Quarter	12.58	10.70	45,368,833
3rd Quarter	13.16	10.53	41,223,433
4th Quarter	15.45	11.60	46,985,833
2004	207.00	110.00	4,348,140
1st Quarter(1)	159.00	132.60	4,252,358
2nd Quarter	145.00	110.00	3,565,500
3rd Quarter	152.79	131.00	3,596,500
4th Quarter	207.00	150.80	5,978,200
December(2)	207.00	178.15	9,500,500
2005
1st Quarter	89.50	58.70	14,657,233
January	67.05	58.70	11,794,500
February	83.01	63.60	15,907,200
March	89.50	76.26	16,270,000
April	80.01	74.50	12,062,500
May	85.93	76.44	9,779,700
________________________________________
(1)	Beginning March 22, 2004, trades reflect the reverse split of 10,000 shares for 1 share.
(2)	Since December 14, 2004, trades reflect the split of 1 share for 3 shares.

     The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the ADRs on the NYSE:

	Price per ADR		Average monthly

	High	Low	trading volume

	(US$)		(ADRs in thousands)
2001(1)	26.36	22.66	1,257
2002	33.31	9.91	4,541
2003	26.87	13.31	4,873
1st Quarter	17.70	13.55	4,741
2nd Quarter	21.52	17.35	5,586
3rd Quarter	22.70	17.99	3,769
4th Quarter	26.87	20.07	5,397
2004	27.92	11.67	5,988
1st Quarter(2)	27.92	22.48	4,155
2nd Quarter	16.73	11.67	6,452
3rd Quarter	17.57	14.33	5,567
4th Quarter	25.36	17.63	7,776
December	25.36	21.86	7,721
2005
1st Quarter	33.65	21.86	10,863
January	25.35	21.86	8,763
February	32.15	24.30	9,733
March	33.65	28.39	14,095
April	31.70	28.52	10,036
May	35.10	30.99	10,971
________________________________________
(1)	Beginning November 21, 2001.
(2)	Beginning March 22, 2004, trades reflect the 1 ADR - 1 share relation.

     Our preferred shares are registered in book-entry form and we perform all the services of safekeeping and transfer of shares. Our shareholders may choose to hold their shares through CBLC. Under Brazilian law non-Brazilian holders of our preferred shares may be subject to certain adverse tax consequences due to their ownership and any transfer of the preferred shares. For further discussion of the restrictions on the transfer of preferred shares, see “Item 10. Additional Information—Memorandum and Articles of Incorporation—Organization—Form and Transfer” and “—Exchange Controls.”

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

     The rights of holders of our preferred shares are limited in comparison with those of the holders of common shares in several material ways:

  each common share entitles the holder to one vote at shareholders’ meetings, while holders of preferred shares are only entitled to a vote in the limited circumstances described in “Item 10. Additional Information—Memorandum and Articles of Incorporation—Organization— Voting Rights”; and

  the nature of preferred shareholders’ preemptive rights to subscribe for shares or convertible securities depends on the proportion of capital that would be represented by preferred shares after the capital increase, as described under “Item 10. Additional Information— Memorandum and Articles of Incorporation—Organization—Preemptive Rights.”

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

     If you were to trade in our preferred shares on BOVESPA, your trade would settle in three business days after the trade date. The seller is ordinarily required to deliver the shares to the exchange before 10:00 A.M. on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the CBLC.

     BOVESPA is less liquid than the NYSE or other major exchanges in the world. As of December 31, 2004, the aggregate market capitalization of the 358 companies listed on BOVESPA was equivalent to approximately US$341 billion and the ten largest companies listed on BOVESPA represented approximately 47.46% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2004, we accounted for approximately 4.0% of the market capitalization of all listed companies on BOVESPA.

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

Comparison of Bradesco Corporate Governance Rules and the Rules of the NYSE Applicable to U.S. Companies

     On November 4, 2003, the Securities and Exchange Commission (“SEC”), approved the final corporate governance rules of the NYSE. According to such rules, foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers. As a foreign private issuer, we must comply with three rules imposed by the NYSE:

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
Brazilian law provides that only shareholders of a company may be appointed to its board of directors. Accordingly, there is no legal or statutory provision requiring Bradesco to have independent directors, however, two of our directors are independent and representatives of BES located in Portugal and BBVA located in Spain. There is no minimum share ownership or residency requirement for qualification as a director.

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

None of the members of the Compensation Committee are independent directors. The compensation committee has a written charter that states the responsibilities of the committee.
303A.06 303A.07	Listed companies must have an audit committee, composed by a minimum of three members who satisfy the requirements of Rule 10A–3 under the Exchange Act, with a written charter that addresses specific minimum requirements.	Pursuant to our by-laws and to Central Bank regulations since July 2004, we have appointed an audit committee, which is comprised of three to five members, each of whom serves a term of one year, and all of whom are independent of our management. Members are appointed by, and may be replaced by, the Board of Directors. We currently have four members on our audit committee, and only one of these members is also a member of our Board of Directors. Under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, our board of directors acts as our audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these respects, our audit committee is comparable to and performs the functions of audit committees of U.S. companies. Since our audit committee is not comparable to audit committees of U.S. companies with regard to the engagement of our independent auditors for audit and non-audit services, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard.

The main obligations of the Audit Committee are:

•    recommending to the Board of Directors which outside firm should be hired to provide independent audit services, the amount of compensation such firm should receive and providing recommendations as to substitute auditors;

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

Article	NYSE Corporate Governance Rules for Domestic Issuers	Bradesco Corporate Governance Rules
• meeting with the Diretoria Executiva and both the independent and the internal auditors at least quarterly.
We also have a Fiscal Council, which can have from three to five members and an equal number of substitutes. It currently has three members and three alternates. The Fiscal Council is an independent corporate body. In accordance with Brazilian Corporate Law, the Fiscal Council’s responsibilities include:

•    supervising, through any of its members, the actions of our managers and verifying their fulfillment of their duties;

•    reviewing and issuing opinions regarding our financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor's report and any management reports;

• opining on any management proposals to be submitted to the shareholders' meeting related to changes in our share capital, issuances of debentures or rights offerings entitling the holder to subscribe for equity, investment plans and capital expenditure budgets, distributions of dividends, changes in the corporate structure, mergers, consolidations or spin-offs.
303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under the Brazilian Corporate Law, shareholder pre-approval is required for the adoption and revision of any equity-compensation plans. We currently do not have any stock option based compensation plan.
303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	We do not have corporate governance guidelines drafted in a single document addressing all NYSE specific requirements. Our corporate governance guidelines are available at our website. (http://www.bradesco.com.br/ir/) and at our Management Report.
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted codes of ethics, which applies, to our CEO, CFO, Chief Accounting Officer and any person in a similar position, as well as our Board of Directors, Executive Officers and all of our employees. We have an Executive Committee for Ethical Conduct, appointed by the Board of Directors, which is responsible for the enforcement of the Codes of Ethics, including determining which actions to take concerning the disclosure, dissemination and fulfillment of the Codes of Ethics, as well as ensuring its effectiveness.

We will post any modifications or waivers to either Codes of Ethics on our website.

Article	NYSE Corporate Governance Rules for Domestic Issuers	Bradesco Corporate Governance Rules
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

     Allocation of Net Income and Distribution of Dividends

     Our bylaws require the Board of Directors to recommend, at each annual shareholders’ assembly, the allocation of net income for the fiscal year as follows:

  5% of net income to a legal reserve, during each fiscal year not to exceed 20% in the aggregate, of our paid-in capital. This requirement shall not be applicable in fiscal years when the legal reserve, added to our other capital reserves, exceeds 30% of our paid-in capital;

  upon proposal by our management, an amount to a contingency reserve against future losses, which amount is determined by our shareholders on the basis of what potential losses they consider probable to date, our shareholders never allocated profits to this reserve;

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

     The minimum of 30% of our net income that must be distributed as annual dividends must be paid out within 60 days of the annual shareholders’ assembly in which the distribution is approved. However, Brazilian law permits us to suspend payment of the mandatory distribution if our Board of Directors report to the shareholders’ assembly that the distribution would be incompatible with our financial condition, event in which the suspension is subject to approval by the shareholders’ assembly. Under Brazilian corporate law, the Conselho Fiscal shall prepare a report on this matter and the Board of Directors is obligated to present a justification for the suspension with the CVM within five days of the shareholders’ assembly. The income not distributed due to the suspension must be allocated to a special reserve. If not absorbed by subsequent losses, the amounts in the reserve shall be paid as dividends as soon as our financial situation permits.

     Preferred shareholders are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to the common shareholders.

     We must prepare financial statements at least quarterly. Our Board of Executive Officers, with Board of Directors approval, may distribute dividends based on the profits reported in interim financial statements. Our by-laws provide for the payment of interim dividends, which cannot exceed the amount of our retained earnings or our profit reserves contained in our last, annual or bi-annual financial statements. Our Board of Executive Officers bases the amount of the interim dividends on previously retained earnings.

     Since 1970, we have been distributing interim dividends on a monthly basis.

     Consistent with Brazilian law, our bylaws allow our Diretoria Executiva, upon approval by the Board of Directors, to make distributions in the form of interest on capital instead of dividends. Payments of interest on capital may be considered for the calculation of the mandatory dividend; such inclusion must be at net value. Since July 1997, we have been making monthly payments of interest on capital in an amount approved by our Board of Directors prior to the declaration of dividends at the end of each year. The amounts paid as interest on capital net of withholding income tax are deducted from the amount of the dividends declared. The section “—Taxation—Brazilian Tax Considerations—Distributions of Interest on Capital” describes certain limits to be observed in payment of interest on capital and to deduct distributions made as interest on capital.

     According to Brazilian law, a shareholder that does not receive a dividend payment may initiate a proceeding for the collection of dividends within three years from the date we make the dividends available for distribution. After the three year period, the unclaimed dividends revert to the company.

     Shareholders’ General Meetings

     Our shareholders have the power to decide any matters related to our corporate purpose and to approve any resolutions they deem necessary for our protection and development, through voting at a general shareholders’ general meeting.

     We call our shareholders’ general meetings by publishing a notice in the Diário Oficial do Estado de São Paulo and the Diário do Comércio, both in the state of São Paulo. The notice must be published three times, beginning at least 15 calendar days prior to the scheduled assembly date. The notice must contain the assembly’s agenda and, in the case of a proposed amendment to our bylaws, an indication of the subject matter.

     The Board of Directors, or, in some specific situations set forth in the Brazilian corporate law, the shareholders, may call our general shareholders’ general meetings. A shareholder may be represented at a general shareholders’ general meeting by an attorney-in-fact so long as the attorney-in-fact was appointed less than a year of the assembly. The attorney-in-fact must be a shareholder, a member of our management, a lawyer or a financial institution. The power of attorney given the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

     In order for a general shareholders’ general meeting validly to take any action, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the assembly. However, in the case of a general meeting to amend our bylaws, shareholders representing at least two-thirds of our issued and outstanding common shares must be present. If no such quorum is verified, the board of directors may call a second meeting by notice given at least five calendar days prior to the scheduled assembly and otherwise in accordance with the rules of publication described above.

The quorum requirements will not apply to a second meeting, subject to the quorum requirements applicable to the first one.

     Voting Rights

     Each common share entitles its holder to the right of one vote at our shareholders’ meetings. Except as otherwise provided by the applicable laws, decisions of a general shareholders’ meeting are passed by the vote by holders of a simple majority of our common shares; abstentions are not taken into account.

     In March 2002, the Brazilian Corporate Law was amended to, among other things, grant those of our shareholders, which are not controlling shareholders the right to appoint one member and an alternate to our Board of Directors. To qualify for the exercise of such right, the relevant non controlling shareholder must have held, for at least the prior three months, either (1) preferred shares representing at least 10% of our share capital, or (2) common shares representing at least 15% of our voting shares. If no shareholders meet the thresholds, shareholders representing at least 10% of our share capital may be able to combine their holdings to appoint one member and an alternate to our Board of Directors.

     This right has been in effect since March 2002. However, until the shareholders’ annual meeting held in 2005, our preferred shareholders qualified as above could only appoint one member and one alternate to our Board of Directors, from a list of three candidates chosen by our controlling shareholder. This did not happen at our shareholders’ meeting in 2005, since the nomination of two independent directors by our minority shareholders BES and BBVA was accepted.

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

  creating preferred shares or increasing an existing class of preferred shares without preserving the proportions of any other class of the existing preferred shares;

  changing a preference, privilege or condition of redemption or amortization of any class of preferred shares; and

  creating a new class of preferred shares that has a preference, privilege or condition of redemption or amortization superior to the existing classes of preferred shares.

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
     Preemptive Rights

     Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase in proportion to its holding. Shareholders must be granted at least a 30-day period following the publication of notice of the issuance of shares or convertible securities to exercise their preemptive rights.

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

     You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. In such an event, the contractual arrangements governing the ADSs provide that the custodian of the shares underlying the ADSs may, if possible, transfer or dispose of the pre-emptive rights. Such contractual arrangements related to the ADSs, provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs and distributed by the depositary bank to holders of ADSs, net of any fees due to the custodian and the depositary bank. For more details see “Item 3. Key Information—Risk Factors—Risks Relating to the Preferred Shares and ADSs.”

     Right of Withdrawal

     Brazilian Corporate Law provides that under certain circumstances a shareholder has the right to withdraw his or her equity interest from a company and to receive a payment for the portion of shareholder’s equity attributable to his or her equity interest.

     This right of withdrawal may be exercised:

  by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares) in the event that it is resolved at a shareholders’ meeting:

-	the creation of preferred shares or an increase in an existing class of preferred shares relative to the other class or classes of preferred shares;

-	the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares;

-	the creation of a new class of preferred shares with greater privileges than the existing class of preferred shares; or

  by the dissenting or non-voting shareholders (including any holder of preferred shares) in the event that it is resolved at a shareholders’ meeting:

-	a reduction in the mandatory distribution of dividends;

-	a change in our corporate purpose;

-	a transfer of all of our shares to another company, making us a wholly-owned subsidiary of such company, known as an “incorporação de ações”; or

  by the dissenting or non-voting holder of common shares, in the event that a majority of all outstanding shares authorizes:

-	the acquisition of control of another company at a price which exceeds certain limits set forth in Brazilian corporate law;

-	a merger or consolidation;

-	participation in a “grupo de sociedades” as defined under the Brazilian Corporate Law; or

-	a spin-off (cisão) that results in, among other things, a reduction of the mandatory annual dividend.

     Our dissenting or non-voting shareholders also have a right of withdrawal in the event that the entity resulting from our merger, incorporação de ações, or spin-off does not become a listed company within 120 days of the shareholders’ assembly at which the relevant decision was taken. The dissenting or non-voting shareholders only have a withdrawal right if they owned the shares, which have been adversely affected at the time of the first call for the shareholders’ assembly in which the relevant decision was made. If a public announcement of the action taken or to be taken was made prior to the call for the shareholders’ assembly, the shareholders’ ownership of shares is based on the date of announcement.

     The right of withdrawal lapses thirty days after publication of the minutes of the shareholders’ assembly at which the action is taken, except when the resolution is subject to confirmation by the preferred shareholders (which must be made at a special assembly to be held within one year). In that case the 30-day term is counted from the date the minutes of the special assembly are published. We would be entitled to reconsider any action giving rise to redemption rights within ten days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

     In all the situations described above, our shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by our shareholders. If the shareholders’ assembly giving rise to withdrawal rights occurs more than sixty days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet of a date within sixty days preceding such shareholders’ assembly.

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

     Our shareholders may opt to hold their shares through CBLC. Shares are added to the CBLC system through Brazilian institutions, which have clearing accounts with the CBLC. Our shareholder registry indicates which shares are listed on the CBLC system. Each participating shareholder is in turn registered in a register of beneficial shareholders maintained by the CBLC and is treated in the same manner as our registered shareholders.

Brazilian Rules Related to Information Disclosure

     In January 2002, the CVM issued regulations, revised in May 2002, regarding the disclosure of information to the market. These regulations include provisions which:

  determine what information must be filed with the CVM in the form of a notice to the shareholders or a “fato relevante” of a material fact. The “fato relevante” includes any controlling shareholder decisions that could influence the price of our securities and any controlling shareholder decision to trade, cease to trade, or exercise any rights under our securities;
  expand the list of events which are considered material, including, among others:

-	the execution, amendment or termination of shareholders’ agreements to which the company is a party, or which have been recorded on the financial statements of the company;

-	the entry or withdrawal of shareholders that have a financial, operational, technological or management collaboration agreement with us; and

-	any authorization to trade our securities in any market, national or abroad;

  in the event our executive officer in charge of investor relations does not make required disclosure, extend the responsibility to make the required disclosure to our controlling shareholders, our management, the members of our fiscal council and to any member of a technical or consulting body created by our by-laws;

  extend confidentiality obligations related to undisclosed information to, in addition to our management and controlling shareholders, the members of any technical or consulting bodies created by our by-laws and our employees in charge of the issues considered relevant matters;

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

Regulation of and Restrictions on Non-Brazilian Holders

     The Brazilian constitution prohibits any increase in the foreign participation in the capital stock of financial institutions headquartered in Brazil. However, because we are a publicly-traded financial institution, non-Brazilian holders of our preferred shares benefit from an exception to this provision. Accordingly, foreign holders face no legal restrictions on the ownership of our preferred shares or of ADRs based on our preferred shares, and are entitled to all the rights and preferences of such preferred shares.

     However, the ability to convert into foreign currency dividend payments and proceeds from the sale of preferred shares or preemptive rights and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank. Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with Resolution No. 2,689 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

     Annex V to Resolution No. 1,289 of the CMN, known as the “Annex V Regulations,” allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADR program is duly registered with the Central Bank.

     Our bylaws do not impose any limitation on the rights of Brazilian residents or non-residents to hold our shares and exercise the rights in connection therewith.

New Civil Code

     A new Brazilian civil code became effective on January 11, 2003. The new code was issued with the intent of updating Brazilian civil legislation. The new code introduced various changes, including changes to existing contract and corporate law. Transactions and other acts carried out prior to effectiveness of the new civil code continue to be regulated by the previous law, except that the effects of such transactions, if produced after January 11, 2003, as well as any transactions or other acts carried out subsequent to such date, are subject to the new civil code.

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

     Registered non-Brazilian holders are allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets, with the exception that the Brazilian constitution limits the ability of non-Brazilian holders to acquire capital of financial institutions, as discussed above under “—Regulation of and Restrictions on Non-Brazilian holders.” Registration allows investors to remit foreign currency abroad when the funds are distributions on registered preferred shares or proceeds from the disposition of such shares. The funds are converted into foreign currency at the Exchange Market rate.

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

     Taxation of Dividends

     Dividends paid by us from profits of periods beginning on or after January 1, 1996 (i) to the depositary bank in respect of preferred shares underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares will not be subject to Brazilian withholding income tax. Only dividends paid from profits generated prior to January 1, 1996 are subject to Brazilian withholding income tax unless the amount of the relevant dividend is used to increase our capital and we do not redeem those shares for a period of five years. Pursuant to Brazilian law, we assume the responsibility for withholding and paying any tax on dividends we distribute.

     Distributions of Interest on Capital

     Brazilian corporations may, subject to certain limitations, make payments to shareholders in the form of interest on capital as an alternative form of making dividend distributions. The principal difference between dividends and interest on capital is their tax treatment.

     For Brazilian corporate income tax purposes, we may deduct distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred and common shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, up to an interest rate which does not exceed the rate of the Federal government’s long-term interest rate, TJLP. Distributions of dividends are not tax-deductible. Furthermore, the total amount distributed as interest on capital which may be deducted for corporate income tax and social contribution tax on net profits purposes may not exceed the greater of:

  50% of our net income (before taking the distribution and any deductions for calculating income taxes into account), as measured in accordance with accounting practices adopted in Brazil for the year in respect of which the payment is made; or

  50% of retained earnings for the year preceding the year in which the payment is made, as measured in accordance with accounting practices adopted in Brazil.

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

     Gains realized by Brazilian holders on any disposition of preferred shares in Brazil are subject to tax at the following rates:

  20% if the transaction is “day-traded” on a stock exchange; or

  15% for all other cases.

     By January 1, 2005, the net gains from trading, realized in stock exchanges, except for the day trade ones (that remain subject to taxation as mentioned above) are subject to 0.005% of withholding income tax. For more information regarding this case occurring, see “Item 10. Taxation”.

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

     Otherwise, the same treatment applicable to Brazilian residents will apply.

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

     In addition to the IOF tax, a temporary tax, the CPMF tax, will be imposed on our distributions in respect of ADSs at the time the distributions are converted into U.S. dollars and remitted abroad by the custodian. The CPMF is currently imposed at a rate of 0.38% and will be in effect until December 31, 2007. A proposed constitutional amendment that would change this temporary contribution into a permanent tax is currently under discussion in Congress. For more information, please see “Taxation – CPMF”.

     Registered Capital

     Amounts invested in securities by a non-Brazilian holder who (1) qualifies for benefits under Resolution 2,689 and who registers with the CVM, or (2) holds ADSs and is represented by the depositary bank’s registration, are eligible for registration with the Central Bank. In the case of ADSs, since the shareholder of record is the depositary bank, the depositary bank is responsible for obtaining the registration. The registration allows the remittance outside Brazil of foreign currency, converted at the Exchange Market rate, acquired with the proceeds of distributions on or dispositions of preferred shares.

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

     Distributions out of earnings and profits with respect to the preferred shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the preferred shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such

Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is not substantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Risk and Risk Management

     In the course of our normal operations we are exposed to a number of risks, which are inherent to banking and insurance activities. The extent to which we properly and effectively identify and manage these risks is critical to our profitability. The most significant of these risks are:

  market risk;

  liquidity risk;

  credit risk; and

  operational risk.

     Management of these risks is a process, which involves different levels of our organization and encompasses a range of policies and strategies. Our risk management policies are generally conservative ones, which seek to limit absolute loss to the extent possible without loss of efficiency. For a discussion of our risk management policies see “Item 4. Information on the Company—The Company—Risk Management” and “Item 5. Operating and Financial Review and Prospects—Asset and Liability Management.” For a summary of Brazilian regulations on managing market risk in the banking sector, see “Item 4. Information on the Company—Regulation and Supervision.”

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

Sensitivity Analysis

     We utilized the following criteria and methodology in making our sensitivity analysis:

  We assumed that the book value of our foreign-currency denominated and indexed assets and liabilities as of December 31, 2004 is equivalent to the market value of those assets and liabilities as of that date.

  The amount of our interest-earning assets and interest-bearing liabilities subject to floating rates is not materially affected by fluctuations in interest rates. As a result, we have discussed only interest-earning assets and interest-bearing liabilities, which are subject to fixed rates in our sensitivity analysis.

  In dividing our assets and liabilities by maturity, we have assumed that on average the assets and liabilities mature at the midpoint of each period indicated.

  The negative scenario projection was based on our Economic Research Department’s econometric study on the historical relation among the U.S. dollar indices (pré cupom cambial). Due the study’s unreliability, it was not possible for us to establish a precise result, and it was necessary for us to further analyze the historical behavior together with the current macroeconomic scenario. The assumptions adopted for the creation of the scenario were the occurrence of an international crisis, which increased Brazilian risk to 600-750 base points, stability in the price of commodities and a Federal Funds Rate of 3.75% per year in December 2005.

     The following table shows the maturities of our fixed-rate transactions denominated in or indexed to the real as of December 31, 2004:

		From 31	From 91	From 181		More
	From 0 to	to 90	to 180	to 365	From 1	than 3
	30 days	days	days	days	to 3 years	years	Total

Interest-earning assets	(R$ in millions)
Interest-earning deposits in other banks	—	R$184	R$297	R$555	R$756	R$3	R$1,795
Federal funds sold and securities
purchased under agreements to resell	R$14,628	—	—	3,175	294	—	18,097
Brazilian Central Bank compulsory
deposits	—	—	18	4,016	—	—	4,034
Trading securities, at fair value	151	—	972	178	20	—	1,321
Avaible-for-sale securities	1	—	2	467	93	—	563
Loans, net	8,453	9,506	5,428	5,416	6,761	826	36,390

Total	23,233	9,690	6,717	13,807	7,924	829	62,200

Interest bearing liabilities
Time deposits	419	299	129	79	19	2	947
Federal funds purchased and securities
sold under agreements to repurchase	13,377	85	41	94	1,594	417	15,608

Total	13,796	384	170	173	1,613	419	16,555

Assets/Liabilities gap	9,437	9,306	6,547	13,634	6,311	410	R$45,645
Cumulative assets/liabilities gap	R$9,437	R$18,743	R$25,290	R$38,924	R$45,235	R$45,645

     The following table shows the maturities of our transactions denominated in or indexed to U.S. dollars, as of December 31, 2004:

	From 0 to	From 31 to	From 91 to	From 181 to	From 1 to 3 years	More than 3 years
	30 days	90 days	180 days	365 days			Total

	(R$ in millions)
Interest-earning assets
Interest-earning deposits in other banks	R$4,747	R$2	R$1	R$1	–	–	R$4,751
Federal funds sold and securities
purchased under agreements to resell	–	–	–	–	R$232	R$779	1,011
Brazilian central bank compulsory
Deposits	172	–	–	39	–	–	211
Trading securities	192	34	163	119	222	390	1,120
Available-for-sale securities	3	–	–	9	425	4,006	4,443
Securities held to maturity	40	19	–	–	–	1,029	1,088
Loans	2,022	2,292	2,255	1,433	2,070	1,135	11,207
Other assets	–	–	–	–	–	651	651

Total assets	7,176	2,347	2,419	1,601	2,949	7,990	24,482

Interest-bearing liabilities
Time deposits	899	561	179	166	319	90	2,214
Federal funds purchased and securities	681	243	–	–	–	–	924
sold under agreements to repurchase
Short-term borrowings	1,470	1,743	3,027	1,344	660	28	8,272
Long-term debts	411	55	75	242	1,605	4,449	6,837

Total	3,461	2,602	3,281	1,752	2,584	4,567	18,247

Assets/liabilities gap	3,715	(255)	(862)	(151)	365	3,423	R$6,235
Cumulative assets/liabilities gap	R$3,715	R$3,460	R$2,598	R$2,447	R$2,812	R$6,235

     Interest Rate Sensitivity

     The rate risks to which we are subject can be divided into two categories:

(a)	real-denominated assets and liabilities on which interest accrues at fixed rates; and

(b)	assets and liabilities denominated or indexed to foreign currencies on which the interest rate risk can be expressed as what is called the “cupom cambial,” i.e., the “foreign exchange coupon.”

     Because the interest rate on the vast majority of our real-denominated floating-rate assets and liabilities is CDI/Selic, which is equal to the discount rate used to calculate the present value of future rate fluctuations, the net result is that such rate fluctuations will not result in any changes to the fair value of such assets and liabilities as at the balance sheet date.

     Real-Denominated Fixed-Rate Transactions

     The potential loss in the value on our real-denominated, fixed-rate financial assets and liabilities, including derivatives, at December 31, 2004, that would have resulted from hypothetical unfavorable fluctuations of up to 2.02% of the annualized interest rate for all fixed-rate interest bearing assets and liabilities, irrespective of term to maturity or the period of time during which such unfavorable change would persist, did not exceed R$269.8 million.

     At December 31, 2004, we had an excess of R$36.1 billion in fixed rate real-denominated assets over our fixed rate real-denominated liabilities. Therefore, an increase in the interest rate would have been unfavorable to us, while a reduction in the CDI interest rate, however, would have been favorable to us.

     Foreign Currency —Denominated and —Indexed Transactions

     A hypothetical unfavorable fluctuation of up to 1.82% in the annualized interest rate on our foreign currency-denominated and -indexed assets and liabilities, including derivatives, would result in potential losses of up to R$55.8 million in the value of our U.S. dollar-denominated and -indexed financial assets and liabilities as of December 31, 2004, irrespective of how long the unfavorable change persisted. It is important to mention that foreign currency denominated interest rate fluctuation was estimated by our Economic Research Department.

     At December 31, 2004, we had an excess of R$442 million in assets denominated in or indexed to foreign currency over the obligations denominated in or indexed to foreign currencies. Although our liabilities exceed our assets, an increase in the exchange rates would result in losses, because our liabilities are mainly short term in nature and our assets are longer term in nature, which results in higher sensitivity to an increase in the exchange rates and consequentially more losses.

     Exchange Rate Sensitivity

     A depreciation of up to 13% of the real against the U.S. dollar would result in potential losses of up to R$57.5 million in the fair value of our U.S. dollar-denominated and –indexed financial assets and liabilities. At December 31, 2004, assuming an exchange rate of R$3.00 per U.S. dollar, we had an excess of R$442 million in the value of our foreign currency denominated and indexed assets and liabilities. Therefore a depreciation of the real against the U.S. dollar would result in exchange losses. Our Economic Research Department estimated a negative scenario of R$/US$3.00 for the exchange rates.

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

     The following shows the value at risk, as measured under the VaR methodology, of our treasury positions in 2004:

1st quarter of 2004
Risk Factors	Average	Minimum	Maximum	At March 31

		(R$ in millions)
Reais (fixed and floating rate)	5	2	8	3
Foreign exchange coupon	27	15	39	15
Foreign Currency	1	0	4	0
Variable Income	0	0	0	0
Total VaR	29	17	42	17

2nd quarter of 2004
Risk Factors				At June 30

Reais (fixed and floating rate)	7	2	11	7
Foreign Exchange Coupon	42	15	68	52
Foreign Currency	1	0	3	0
Variable Income	0	0	1	0
Total VaR	47	17	75	57

3rd quarter of 2004
Risk Factors				At September 30

Reais (fixed and floating rate)	3	2	7	2
Foreign exchange coupon	30	15	52	15
Foreign Currency	1	0	3	1
Variable Income	0	0	0	0
Total VaR	32	16	57	16

4th quarter of 2004
Risk Factors				At December 31

Reais (fixed and floating rate)	2	1	3	2
Foreign exchange coupon	15	10	24	20
Foreign Currency	0	0	1	0
Variable Income	0	0	0	0
Total VaR	15	11	25	21

The following table below shows the concentration of the VaR and the number of events during the year ended December 31, 2004, calculated on treasury positions up to December 31, 2004:

VaR – Value at Risk	1st	2nd	3rd	4th	% of

(R$ in millions)	quarter	quarter	quarter	quarter	events

Up to R$10	0.00%	0.00%	0.00%	0.00%	0.00%
More than R$10 up to R$20	9.52	6.35	6.06	93.75	28.46
More than R$20 up to R$30	39.68	25.40	33.33	6.25	26.48
More than R$30 up to R$40	41.27	9.52	48.48	0.00	25.30
More than R$40	9.52	58.73	12.12	0.00	19.76

	100.00%	100.00%	100.00%	100.00%	100.00%

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.

Item 15. Controls and Procedures.

     We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

     There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

     Our board of directors has reviewed the qualifications and backgrounds of the members of the audit committee and determined that Hélio Machado dos Reis is an “audit committee financial expert” within the meaning of Item 16A.. For more information regarding our audit committee, see “Item 6. Directors, Senior Management and Employees—Board Practices—Board Committees—Audit Committee.”

Item 16B. Code of Ethics.

     We have adopted a set of codes of ethics, as such term is defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our codes of ethics apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our other officers and employees. Our codes of ethics are available on our website at http://www.bradesco.com.br/ir/. If we amend the provisions of our codes of ethics, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services.

Audit and Non-Audit Fees

     We retain two independent accounting firms: one for the purpose of auditing our annual financial statements in accordance with accounting practices adopted in Brazil and the other for the purpose of auditing our annual financial statements in accordance with U.S. GAAP. The following table sets forth the fees billed to us in the aggregate by both of our independent auditors during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,

	2003	2004

	(R$ in thousands)
Audit fees	R$12,618	R$14,470
Audit-related fees	5,349	5,454
Tax fees	505	514
Other fees	45	148

Total fees	R$18,517	R$20,586

     Audit fees in the above table are the aggregate fees billed by the independent auditors in connection with the audit of our annual financial statements in accordance with U.S. GAAP and by our independent auditors in connection with the audit of our annual financial statements in accordance with accounting practices adopted in Brazil, as well as statutory and regulatory reports submitted to the Banco Central, CVM, SEC and SUSEP, including the review of our quarterly interim financial statements.

     Audit-related fees in the above table are the aggregate fees billed by the independent auditors for domestic and international control and attestation reports, agreed-upon procedures reports, reviews of internal controls and procedures requested by our management and the issuance of comfort letters upon our sale of securities outside of Brazil.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

      Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2005, we must comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the board of directors that meets specified requirements or designate and empower a board of auditors or similar body to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3).

      In accordance with Brazilian Central Bank regulations, we have established an audit committee that performs nearly all the functions of the audit committee of a U.S. company. Of the four members of our audit committee, only one member is also a member of our Board of Directors. In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, our board of directors acts as our audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these respects, our audit committee is comparable to and performs the functions of audit committees of U.S. companies. Since our audit committee is not comparable to audit committees of U.S. companies with regard to the engagement of our independent auditors for audit and non-audit services, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard. However, in our assessment, our audit committee will be able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act and to satisfy the other requirements of Exchange Act Rule 10A-3.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     Not applicable.

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See pages F-1 through F-57, incorporated herein by reference.

Item 19. Exhibits.

     Documents filed as exhibits to this annual report:

1.1	Estatuto Social (bylaws) of Banco Bradesco S.A. (English translation)
2.1	Form of Amended and Restated Deposit Agreement, between Banco Bradesco S.A., Citibank N.A., as Depositary, and holders and beneficial owners of American Depositary Receipts*
3.1	Shareholders Agreement dated June 9, 2003, among Cidade de Deus Companhia Comercial de Participações, Fundação Bradesco, Banco Bilbao Vizcaya Argentaria S.A. and Banco Bradesco S.A. (as intervening party)**
6.1	Calculation of earnings per share data and weighted average number of shares outstanding (per share)
7.1	Calculation of dividends/interest on capital per share data
8.1	List of subsidiaries
12.1	Certification of Chief Executive Officer of Bradesco, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer of Bradesco, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
________________________________________

(*)	Incorporated by reference to our Registration Statement on Form 20-F (file no. 333-13950), originally filed with the SEC on September 28, 2001.
(**)	Incorporated by reference to our Annual Report on Form 20-F (file no. 1-15250), originally filed with the SEC on June 30, 2004.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BRADESCO S.A.

/s/ Márcio Artur Laurelli Cypriano ________________________________________
Márcio Artur Laurelli Cypriano
Chief Executive Officer

Date: June 30, 2005

Banco Bradesco S.A.
Consolidated Financial Statements as of
December 31, 2003 and 2004 and for each of the
three years in the period ended December 31,
2004 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Banco Bradesco S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries (the "Company") at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil
June 23, 2005.

Banco Bradesco S.A.

Consolidated Balance Sheets
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,

Assets:	2003	2004

Cash and due from banks	2,473	2,690
Interest-earning deposits in other banks	5,170	7,976
Federal funds sold and securities purchased under agreements to resell	26,175	19,435
Brazilian Central Bank compulsory deposits	16,690	20,209
Trading securities, at fair value	37,073	33,094
Available for sale securities, at fair value	6,194	10,103
Held to maturity securities	3,265	4,200
Loans	54,795	63,176
Allowance for loan losses	(3,846)	(4,063)

Net loans	50,949	59,113
Equity investees and other investments	295	708
Premises and equipment, net	3,106	2,946
Goodwill	-	262
Intangible assets, net	1,740	1,568
Other assets	13,200	14,775

Total assets	166,330	177,079

Liabilities and shareholders´ equity:
Deposits from customers:
Demand, non-interest bearing	12,912	15,384
Savings	22,140	24,783
Time	22,944	28,460
Deposits from financial institutions	31	20

Total deposits	58,027	68,647
Federal funds purchased and securities sold under agreements to repurchase	27,490	16,532
Short-term borrowings	7,795	8,272
Long-term debt	20,093	19,653
Other liabilities	39,260	48,343

Total liabilities	152,665	161,447

Commitments and contingencies (see Note 23)

Minority interest in consolidated subsidiaries	73	73

Shareholders' equity:
Common shares - no par value (issued and authorized at December 31,
2003 – 239,682,018 and December 31, 2004 – 238,351,329) (1) (2)	3,525	3,525
Preferred shares - no par value (issued and authorized at December 31,
2003 – 236,081,808 and December 31, 2004 – 236,081,796) (1) (2)	3,475	3,475
Treasury shares at December 31, 2003 – common shares – 172,440(1) (2)	(7)	-
Additional paid-in capital	56	58
Appropriated retained earnings	1,347	1,494
Unrealized gains on available for sale securities, net of taxes	681	693
Unappropriated retained earnings	4,515	6,314

Total shareholders' equity	13,592	15,559

Total liabilities and shareholders' equity	166,330	177,079

____________________________________
(1)
On December 17, 2003, the Bank's Board of Directors proposed a 1-for-10,000 reverse stock split, approved by the shareholders on March 10, 2004, totalling 158,587,942 registered nominative shares (comprising 79,894,006 common and 78,693,936 preferred shares), with no par value. Stock exchange trading of this new number of shares commenced on March 22, 2004. Therefore, all related per-share and weighted average number of shares information have been retroactively adjusted for all periods presented to reflect the 1-for-10,000 reverse stock split.

(2)
On December 9, 2004, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to two new shares for each existing share of the same class. Therefore, all related share amount have been retroactively adjusted for all periods presented to reflect the stock split, whereby two new shares were received in exchange for each share held.

The accompanying notes are an integral part of these consolidated financial statements.

Banco Bradesco S.A.

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31,

	2002	2003	2004

Interest income:
Interest on loans	17,025	12,176	12,812
Interest on federal funds sold and securities purchased under
agreements to resell	2,947	3,861	2,738
Interest on securities:
Trading	3,595	5,932	5,330
Available for sale	487	397	408
Held to maturity	1,954	482	659
Interest on deposits in other banks	296	347	161
Interest on Brazilian Central Bank compulsory deposits	2,058	1,459	1,542
Other	32	62	73

Total interest income	28,394	24,716	23,723

Interest expense:
Interest on deposits:
From customers:
Savings deposits	(1,585)	(2,038)	(1,654)
Time deposits	(3,188)	(4,235)	(3,327)
From financial institutions	(36)	(111)	(14)
Interest on federal funds purchased and securities sold under agreements
to repurchase	(2,051)	(2,855)	(2,390)
Interest on short-term borrowings	(3,975)	387	83
Interest on long-term debt	(4,092)	(865)	(1,617)

Total interest expense	(14,927)	(9,717)	(8,919)

Net interest income	13,467	14,999	14,804

Provision for loan losses	(2,543)	(2,034)	(1,429)

Net interest income after provision for loan losses	10,924	12,965	13,375

The accompanying notes are an integral part of these consolidated financial statements.

Banco Bradesco S.A.

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated
(continued)

	Year ended December 31,

	2002	2003	2004

Non-interest income:
Fee and commission income	2,894	3,463	4,310
Trading (losses)/gains	(2,006)	45	1,236
Net realized gains (losses) on available for sale securities	(38)	738	433
Net gains on foreign currency transactions	148	198	269
Equity in earnings of unconsolidated companies, net	150	60	66
Insurance premiums	5,308	6,149	6,764
Pension plan income	21	64	374
Other non-interest income	1,486	392	830

Total non-interest income	7,963	11,109	14,282

Non-interest expense:
Salaries and benefits	(3,992)	(4,677)	(4,864)
Administrative expenses	(3,421)	(3,909)	(4,057)
Amortization of intangible assets	(230)	(266)	(278)
Insurance claims	(3,614)	(4,333)	(4,822)
Changes in provisions for insurance, pension plans, certificated
savings plans and pension investment contracts	(2,261)	(3,777)	(4,326)
Pension plan operating expenses	(370)	(637)	(751)
Insurance and pension plan selling expenses	(669)	(762)	(907)
Depreciation and amortization	(459)	(744)	(789)
Other non-interest expense	(1,583)	(2,313)	(2,923)

Total non-interest expense	(16,599)	(21,418)	(23,717)

Income before income taxes and minority interest	2,288	2,656	3,940
Taxes on income:
Current expense	(948)	(1,124)	(1,081)
Deferred benefit	787	778	480

Total taxes on income	(161)	(346)	(601)

Change in accounting principle	27	-	-

Income before minority interest	2,154	2,310	3,339
Minority interest	(12)	(8)	(12)

Net income	2,142	2,302	3,327

Net income applicable to each class of shares(2)(3) :
Common shares	1,031	1,104	1,595
Preferred shares	1,111	1,198	1,732

Net income	2,142	2,302	3,327

Earnings per shares (in reais)(1) (2) (3) :
Common shares	4.74	4.78	6.67
Preferred shares	5.22	5.26	7.33
Weighted average number of shares outstanding(2) (3) :
Common shares	217,339,670	230,880,111	239,266,115
Preferred shares	212,948,868	227,580,486	236,081,798
____________________________________
(1)	None of our outstanding obligations are exchangeable or convertible into equity securities and as a result, diluted earnings per share do not differ from net income per share (see Note 2 (u)).
(2)
On December 17, 2003, the Bank's Board of Directors proposed a 1-for-10,000 reverse stock split, approved by the shareholders on March 10, 2004, totalling 158,587,942 registered nominative shares (comprising 79,894,006 common and 78,693,936 preferred shares), with no par value. Stock exchange trading of this new number of shares commenced on March 22, 2004. Therefore, all related per-share and weighted average number of shares information have been retroactively adjusted for all periods presented to reflect the 1-for-10,000 reverse stock split.

(3)
On December 9, 2004, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to two new shares for each existing share of the same class. Therefore, all related share amount have been retroactively adjusted for all periods presented to reflect the stock split, whereby two new shares were received in exchange for each share held.

The accompanying notes are an integral part of these consolidated financial statements.

Banco Bradesco S.A.

Consolidated Statements of Cash Flows
Expressed in millions of Brazilian reais

	Year ended December 31,

	2002	2003	2004

Operating activities:
Net income	2,142	2,302	3,327
Adjustment to reconcile net income to net cash provided by
(used in) operating activities:
Provision for loan losses	2,543	2,034	1,429
Provision for other investments	4	21	13
Provision for insurance, pension plans, certificated savings plans and
pension investment contracts	2,261	3,777	4,326
Depreciation and amortization	459	744	789
Amortization of intangible assets	201	266	278
Equity in earnings of unconsolidated companies, net	(150)	(60)	(66)
Loss on foreclosed assets, net	99	128	57
Net realized (gains) losses on available for sale securities	38	(738)	(433)
(Gains) losses on sale of premises and equipment, net	232	(32)	33
(Gains) losses on sale of unconsolidated companies	(81)	(261)	(1)
Deferred tax benefit	(787)	(778)	(480)
Dividends received from unconsolidated companies	81	85	20
Minority interest	12	8	12
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	(1,441)	24	(1,312)
Net increase in interest payable	831	1,114	510
(Increase) decrease in trading assets	(674)	(16,712)	3,749
(Increase) decrease in other assets	802	(1,913)	(3,183)
Net increase (decrease) in foreign exchange portfolio	1,525	(1,390)	5
Increase in other liabilities	3,697	3,386	4,423

Net cash provided by (used in) operating activities	11,794	(7,995)	13,496

Investing activities:
Net (increase) decrease in Brazilian Central Bank compulsory deposits	(7,192)	287	(2,023)
Purchases of available for sale securities	(3,941)	(3,968)	(7,567)
Proceeds from sale/maturities of available for sale securities	5,036	4,647	3,290
Purchases of held to maturity securities	(594)	(117)	(72)
Proceeds from maturities of held to maturity securities	1,965	141	313
Net increase in loans	(4,989)	(229)	(9,287)
Acquisition of subsidiaries, net of cash and cash equivalents received
(paid)	270	(1,220)	(195)
Purchases of unconsolidated companies	(56)	-	(9)
Purchases of premises and equipment	(658)	(786)	(501)
Proceeds from sale of premises and equipment	355	359	17
Proceeds from sale of foreclosed assets	58	49	198
Proceeds from sale of unconsolidated companies	212	493	21

Net cash used in investing activities	(9,534)	(344)	(15,815)

The accompanying notes are an integral part of these consolidated financial statements.

Banco Bradesco S.A.

Consolidated Statements of Cash Flows
Expressed in millions of Brazilian reais
(continued)

	Year ended December 31,

	2002	2003	2004

Financing activities:
Net increase (decrease) in deposits	9,691	(3,556)	9,395
Net increase (decrease) in federal funds purchased and securities sold
under agreements to repurchase	(7,089)	18,781	(11,328)
Net increase (decrease) in short-term borrowings	627	(2,742)	478
Borrowings under long-term debt	10,343	13,282	7,313
Repayment of long-term debt arrangements	(11,044)	(7,273)	(7,796)
Minority interest	9	(56)	(27)
Capital increase	-	508	2
Purchase of own shares	(119)	(7)	(49)
Interest paid on shareholders' capital and dividends	(848)	(1,120)	(1,273)

Net cash provided by (used in) financing activities	1,570	17,817	(3,285)

Cash and cash equivalents
At beginning of the year	13,576	17,406	26,884
At end of the year	17,406	26,884	21,280

Net increase (decrease) in cash and cash equivalents	3,830	9,478	(5,604)

Supplemental cash flow disclosure:
Cash paid for interest	14,096	8,603	8,409
Cash paid for taxes on income and social contribution	623	862	1,575
Loans transferred to foreclosed assets	173	237	117
Dividends and interest on shareholders' capital provided but not paid	648	874	926

The accompanying notes are an integral part of these consolidated financial statements.

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in thousands of shares

			Common	Preferred
			treasury	treasury
	Common(1)(2)	Preferred(1)(2)	stock(1)(2)	stock(1)(2)

Balance on December 31, 2001	219,995,760	213,635,103	(816,060)	(651,000)

Purchase of own shares	-	-	(3,376,890)	(422,820)
Treasury shares cancelled	(1,253,580)	(1,073,820)	1,253,580	1,073,820

Balance on December 31, 2002	218,742,180	212,561,283	(2,939,370)	-

Treasury shares cancelled	(2,939,370)	-	2,939,370	-

Shares subscribed and issued	10,095,822	9,944,175	-	-

Shares issued to minority stockholders of Banco

Mercantil	3,138,729	3,091,584	-	-

Shares issued to minority stockholders of Banco

Alvorada S.A. (formerly BBV Banco)	10,644,657	10,484,766	-	-
Purchase of own shares	-	-	(172,440)	-

Balance on December 31, 2003	239,682,018	236,081,808	(172,440)	-

Purchase of own shares	-	-	(1,158,249)	(12)
Treasury shares cancelled	(1,330,689)	(12)	1,330,689	12

Balance on December 31, 2004	238,351,329	236,081,796	-	-

____________________________________
(1)
On December 17, 2003, the Bank's Board of Directors proposed a 1-for-10,000 reverse stock split, approved by the shareholders on March 10, 2004, totalling 158,587,942 registered nominative shares (comprising 79,894,006 common and 78,693,936 preferred shares), with no par value. Stock exchange trading of this new number of shares commenced on March 22, 2004. Therefore, all related per-share and weighted average number of shares information have been retroactively adjusted for all periods presented to reflect the 1-for-10,000 reverse stock split.

(2)
On December 9, 2004, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to two new shares for each existing share of the same class. Therefore, all related share amount have been retroactively adjusted for all periods presented to reflect the stock split, whereby two new shares were received in exchange for each share held.

The accompanying notes are an integral part of these consolidated financial statements.

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in millions of Brazilian reais, except for per share information

	Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Appropriated retained earnings	Available- for-sale securities(1)	Unappropriated retained earnings	Total

Balance on December 31, 2001	2,638	2,562	(53)	8	1,125	248	3,261	9,789

Net income	-	-	-	-	-	-	2,142	2,142
Available for sale securities(2)	-	-	-	-	-	(13)	-	(13)

Comprehensive income	-	-	-	-	-	-	-	2,129
Interest on shareholders' capital and
dividends	-	-	-	-	-	-	(947)	(947)
Purchase of own shares	-	-	(119)	-	-	-	-	(119)
Treasury shares cancelled	-	-	86	-	-	-	(86)	-
Transfers	-	-	-	-	107	-	(107)	-

Balance on December 31, 2002	2,638	2,562	(86)	8	1,232	235	4,263	10,852

Net income	-	-	-	-	-	-	2,302	2,302
Available for sale securities(2)	-	-	-	-	-	446	-	446

Comprehensive income	-	-	-	-	-	-	-	2,748
Interest on shareholders' capital and
dividends	-	-	-	-	-	-	(1,346)	(1,346)
Purchase of own shares	-	-	(7)	-	-	-	-	(7)
Capital increase	649	640	-	56	-	-	-	1,345
Treasury shares cancelled	-	-	86	-	-	-	(86)	-
Transfers	238	273	-	(8)	115	-	(618)	-

Balance on December 31, 2003	3,525	3,475	(7)	56	1,347	681	4,515	13,592

Net income	-	-					3,327	3,327
Available for sale securities(2)(5)	-	-	-	-	-	12	-	12

Comprehensive income	-	-	-	-	-	-	-	3,339
Interest on shareholders' capital and
dividends	-	-	-	-	-	-	(1,325)	(1,325)
Purchase of own shares	-	-	(49)	-	-	-	-	(49)
Treasury shares cancelled	-	-	56	-	-	-	(56)	-
Transfers	-	-	-	-	147	-	(147)	-
Others	-	-	-	2	-	-	-	2

Balance on December 31, 2004	3,525	3,475	-	58	1,494	693	6,314	15,559

	Year ended December 31,

	2002	2003	2004

Per share information(3) (4):
Distributed earnings (interest on shareholders' capital and dividends):
Common	2.09	2.80	2.64
Preferred	2.31	3.08	2.94
____________________________________
(1)
Consists of unrealized gains or losses of investment securities classified as available for sale, net of deferred income tax and social contribution effects amounting to R$153, R$348 and R$572 at December 31, 2002, 2003 and 2004, respectively.

(2)	Adjusted by other than temporary losses written off, as described in Note 5.
(3)
On December 17, 2003, the Bank's Board of Directors proposed a 1-for-10,000 reverse stock split, approved by the shareholders on March 10, 2004, totalling 158,587,942 registered nominative shares (comprising 79,894,006 common and 78,693,936 preferred shares), with no par value. Stock exchange trading of this new number of shares commenced on March 22, 2004. Therefore, all related per-share and weighted average number of shares information have been retroactively adjusted for all periods presented to reflect the 1-for-10,000 reverse stock split.

(4)
On December 9, 2004, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to two new shares for each existing share of the same class. Therefore, all related share amount have been retroactively adjusted for all periods presented to reflect the stock split, whereby two new shares were received in exchange for each share held.

(5)
Includes R$242, net of income tax and social contribution effect, of unrealized gain on marketable securities, previously recorded as available for sale securities, which were contributed as capital in Aquarius. See Note 9.

The accompanying notes are an integral part of these consolidated financial statements.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

1 Basis of presentation

(a) History

Banco Bradesco S.A. (also referred as "we," the "Company" or "Bradesco"), a publicly traded company organized under the laws of the Federative Republic of Brazil, has its headquarters in Osasco, State of São Paulo, Brazil.

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

We have over the years acquired a number of Brazilian financial institutions in order to expand our business and customer base. The effects of acquisitions made in 2002, 2003 and through 2004, either individually or on a combined basis, were not relevant to us.

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

Shareholders' equity and net income included in these financial statements differ from those included in the statutory accounting records prepared in accordance with Brazilian GAAP as a result of adjustments made to reflect the requirements of U.S. GAAP. Appropriated reserves under Corporate Law available for distribution, net of treasury shares, were R$5,145 and R$6,678 at December 31, 2003 and 2004, respectively.

The consolidated financial statements include the accounts of Banco Bradesco S.A. (parent company), its foreign branches and all direct or indirect majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. In addition, the consolidated financial statements include account balances of Special Purpose Financing ("SPF") entities in which we have a controlling financial interest through arrangements that do not involve voting interests. See Notes 2 (bb) and 14 (c).

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

In order to improve presentation, prior period amounts disclosed as investing activities in the consolidated statement of cash flows relating to (i) dividends received from unconsolidated companies (R$81 in 2002 and R$85 in 2003) and (ii) minority interest of consolidated subsidiaries (R$(9) in 2002 and R$56 in 2003), were reclassified to operating activities and financing activities, respectively. This reclassification had no impact on balance sheet, net income or stockholders’ equity or segment information presented (see Note 25).

The following table presents our voting interest in the most significant operational subsidiaries together with the main business activity of each. During the presented period, several mergers and splits occurred in our subsidiaries, however, no gains or losses were recognized in the consolidated statement of income statement of the respective periods.

	Voting interest - %

	December 31,

Subsidiaries	2003	2004

Banco Alvorada S.A. (Banking) (1)	100.00	99.83
Banco Baneb S.A. (Banking) (2)	99.95	-
Banco BCN S.A. (Banking) (3)	100.00	-
Banco BEM S.A. (Banking) (4)	-	100.00
Banco Boavista Interatlântico S.A. (Banking)	100.00	100.00
Banco Bradesco Argentina S.A. (Banking)	99.99	99.99
Banco de Crédito Real de Minas Gerais S.A. - (“Credireal”) (Banking) (5)	99.99	-
Banco Finasa S.A. (Banking)	100.00	100.00
Banco Mercantil de São Paulo S.A. (Banking)	100.00	100.00
Bradesco BCN Leasing S.A. Arrendamento Mercantil (Leasing) (5)	99.97	-
Bradesco Capitalização S.A. (Certificated Savings plans) (6)	99.33	99.44
Bradesco Leasing S.A. Arrendamento Mercantil (Leasing) (7)	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (Brokerage)	99.99	99.99
Bradesco Seguros S.A. (Insurance) (8)	99.70	99.44
Bradesco Vida e Previdência S.A. (Life Insurance and Pension Plans) (8)	99.70	99.44
União de Comércio e Participações Ltda. (Holding company) (9)	99.99	-
União Participações Ltda. (10)	-	99.99
____________________________________
(1)	Interest decrease due to issuance of new shares attributed to minority shareholders of Banco Baneb S.A., which was merged into Banco Alvorada S.A. in December, 2004.
(2)	Partially spun off on December 30, 2004, with spun-off portion merged into Bradesco Vida e Previdência S.A. and the remaining portion merged into Banco Alvorada S.A.
(3)	Company spun-off in March, 2004, with a portion merged into Banco Bradesco S.A. and the remaining portion of its assets and liabilities merged into Banco Alvorada S.A.
(4)	Formerly Banco do Estado do Maranhão, which was acquired in February, 2004 (see Notes 1(b) and 11).
(5)	Company merged into Bradesco Leasing S.A. Arrendamento Mercantil in September 2004.
(6)	Percentage ownership increased through acquisition of the minority stockholders’ shares of Bradesco Vida e Previdência S.A. its parent company since May 2004.
(7)	Formerly Potenza Leasing S.A. Arrendamento Mercantil.
(8)	Capital decrease due to the incorporation of minority shareholders of União Novo Hamburgo de Seguros S.A.
(9)
On August 31, 2004, União de Comércio e Participações Ltda. was partially spun off, with the spun-off portion merged into Caulin Participações Ltda. The remaining portion was merged into Banco Alvorada S.A. in September 2004.

(10)	Formerly Caulin Participações Ltda.

(b) Recent Acquisitions

On January 24, 2002, 89.52% of the voting capital and 87.53% of the non-voting capital of Banco do Estado do Amazonas S.A. – (“BEA”) were acquired for R$183. On March 31, 2003, we acquired the remaining minority interest through a payment of R$23. In June 2002, BEA transferred its branches, assets and liabilities to Bradesco at book value.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

On March 25, 2002, 90.11% of the voting capital and 74.23% of the non-voting capital of Banco Mercantil de São Paulo S.A. - (“Mercantil”) were acquired, through an initial payment of R$796, and issuance of subordinated debt of R$528. Subsequently, on September 30, 2002, a further 8.92% of voting capital were purchased at the São Paulo Stock Exchange for R$62. On March 14, 2003, we acquired the remaining minority interest through the issuance of shares of R$159, which represented R$205 at their fair value at the date that the terms of the acquisition were agreed. In May 2003, the branches, assets and liabilities of Banco Mercantil were transferred to Banco Bradesco at their book value.

On June 7, 2002, the entire share capital of Banco Cidade S.A. - (“Cidade”) was acquired through an initial payment of R$344 and issuance of subordinated debt of R$41. In June 2002, Banco Cidade’s branches, assets and liabilities were merged into BCN at book value.

In 2002, we acquired the share control of Deutsche Bank Investimentos – DTVM S.A. – (“Deutsche”), Scopus Tecnologia S.A. – (“Scopus”), Banco Luxembourg S.A. – (“Luxembourg”) and Ford Leasing S.A. – Arrendamento Mercantil – (“Ford Leasing”), for the total consideration of R$162.

On June 9, 2003, we acquired the share control of Banco Bilbao Viscayza Argentaria Brasil S.A. – (“BBV Banco”), currently denominated Banco Alvorada S.A., through an initial payment of R$1,864 and issuance at fair value of common and preferred shares of R$630 equivalent to 4.4% of our share capital. In September and October 2003, all of BBV Banco’s branches, assets and liabilities were transferred to Banco Bradesco at book value.

On November 6, 2003, we signed an agreement with the controlling shareholders of Banco Zogbi S.A.(“Zogbi”) to acquire all of its capital and all of the capital of its affiliates, which was approved by the Central Bank on February 4, 2004. Zogbi was acquired for R$ 681 in cash, on February 16, 2004.

On February 10, 2004, we acquired 89.957% of BEM’s capital and of its affiliates through an initial cash payment of R$8 and R$70 in government securities. The fair value of the government securities as of the date that the terms of the acquisition were agreed was R$42. Subsequently, on March and July, 2004, we acquired a remaining minority interest through the additional payment of R$9.

We present below the condensed balance sheets for the recent acquisitions:

	2002

	Mercantil	Cidade	BEA	Other (1)	Total

Cash and cash equivalents	928	548	248	93	1,817
Loans	3,717	559	191	-	4,467
Securities	637	106	115	19	877
Intangible assets – client portfolio	906	197	60	33	1,196
Other assets	2,074	232	89	82	2,477
Deposits	(4,225)	(727)	(278)	-	(5,230)
Borrowings	(1,456)	(475)	(11)	-	(1,942)
Other liabilities	(1,195)	(55)	(231)	(65)	(1,546)

Total consideration and fair value of net
assets acquired	1,386	385	183	162	2,116

____________________________________
(1) Related to the acquisition of Deutsche, Scopus, Luxembourg and Ford Leasing.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	2003

	BBV	Mercantil	BEA	Total

Cash and cash equivalents	644	-	-	644
Loans	3,962	-	-	3,962
Securities	2,304	-	-	2,304
Intangible assets – client portfolio	103	118	7	228
Other assets	3,404	-	-	3,404
Deposits	(3,996)	-	-	(3,996)
Borrowings	(1,414)	-	-	(1,414)
Other liabilities	(2,513)	-	-	(2,513)
Minority interest	-	87	16	103

Total consideration and fair value of net
assets acquired	2,494	205	23	2,722

	2004

	Zogbi	BEM	Total

Cash and cash equivalents	55	444	499
Loans	403	90	493
Securities	96	102	198
Goodwill	262	-	262
Intangible assets – client portfolio	106	-	106
Other assets	132	282	414
Deposits	(254)	(280)	(534)
Borrowings	(45)	(4)	(49)
Other liabilities	(74)	(575)	(649)

Total consideration and fair value of net
assets acquired	681	59	740

The total consideration given for acquisitions in 2003 and 2004 was R$2,722 and R$740 respectively, and is comprised as follows:

	2002	2003	2004

Payment in currency	1,547	1,887	698
Government securities, at fair value	569	-	42
Issuance of shares	-	835	-

Total cost of acquisitions	2,116	2,722	740

These acquisitions were accounted for under the purchase method of accounting and the companies acquired were thus consolidated as from the date of acquisition.

In conjunction with these acquisitions, intangible assets of R$228 in 2003 and R$106 in 2004 were recorded and are related principally to the client deposit and relationship portfolios, being amortized over the period in which the assets are expected to contribute directly or indirectly to the future cash flows (between 5 and 10 years). In addition, we recorded a goodwill balance of R$262 in 2004, related to the credit operation of Zogbi. For further details please see Notes 2 (o) and 11.

As a result of those acquisitions, we have not assumed any future contingent payments, options, or commitments.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

2 Significant accounting policies

The preparation of the consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The primary estimates used are: accounting for allowance for loan losses, estimates of the fair value of certain financial instruments, depreciation and amortization, asset impairments, useful lives of intangible assets, tax valuation allowances, assumptions used for calculation of insurance reserves and pension plans and contingencies.

a) Constant currency remeasurement

Until December 31, 1997, Brazil was considered to be a highly inflationary environment and accordingly all balances and transactions prior to that date were remeasured at December 31, 1997 price levels. The index selected for this remeasurement was the General Price Index - Internal Availability (IGP-DI), which we consider to be the most appropriate index due to its independent source, long history of publication and its mix of wholesale, consumer and construction prices.

As from January 1, 1998, Brazil was no longer a highly inflationary environment, since the cumulative rate of inflation over preceding three-year period was below 100% without any indication of a return to the high rates prevailing prior to June 30, 1994. Accordingly, balances and transactions as from January 1, 1998 are expressed in nominal reais, as required by U.S. GAAP and the guidelines of the U.S. Securities and Exchange Commission – (“SEC”).

b) Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash and due from banks, interest-earning deposits in other banks and federal funds sold and securities purchased under agreements to resell, that have original maturities of 3 months or less.

	December 31,

	2003	2004

Cash and due from banks	2,452	2,671
Interest-earning deposits in other banks	3,939	4,691
Federal funds sold and securities purchased under agreements to resell	20,493	13,918

Total	26,884	21,280

c) Presentation of interest earning assets and interest bearing liabilities.

Interest earning assets and interest bearing liabilities are presented in the consolidated balance sheet at the principal amount outstanding plus accrued interest and monetary and exchange variation incurred. Such presentation is required since accrued interest and monetary and exchange variation are added to the outstanding principal each period for substantially all Brazilian real-based assets and liabilities.

The total interest and monetary and exchange variation accrued on the outstanding principal of assets was R$4,200 and R$6,587 at December 31, 2003 and 2004, respectively. Total interest and monetary and exchange variation accrued on outstanding principal of liabilities was R$3,173 and R$3,684 at December 31, 2003 and 2004, respectively.

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

e) Trading securities, including derivatives

Instruments utilized in trading activities include securities stated at fair value in accordance with Statement of Financial Accounting Standards (“SFAS”) 115, "Accounting for Investments in Debt and Equity Securities." Fair value is generally based on quoted market prices. If quoted market prices are not available, fair values are estimated based on dealer quotes, pricing models or quoted pricing models or quoted prices for instruments with similar characteristics. Realized and unrealized gains and losses are recognized as trading income.

Derivatives entered into for trading purposes with our customers or which do not qualify as hedges (primarily derivatives used to manage our overall exposure to changes in interest rates and foreign currencies) are carried at fair value with realized and unrealized gains (losses) recognized in trading income (Non-interest income). All our derivatives were accounted for under Trading Derivatives, as disclosed in Note 22 (b).

f) Derivatives other than trading

SFAS 133, “Accounting for Derivative Financial Instruments and Hedging Activities,” as amended by SFAS 137 and 138, requires all derivative instruments to be recognized as assets or liabilities in the balance sheet and measured at fair value, regardless of the purpose or intention to hold them. Changes in the fair values of an instrument are recognized in income or equity, depending on its designation and qualification as a fair value, cash flow or foreign currency hedge. In order to qualify as a hedge, the derivative must be: (i) designated as hedge of a specific financial asset or liability at the inception of the contract, (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes in its fair value or in the related cash flows in relation to the fair value of or cash flows related to the item to be hedged both at inception and over the life of the contract. Before the adoption of SFAS 133 in 2001, all our derivative instruments were classified as trading securities and were maintained at their fair value with their changes in fair value recognized in income. Subsequent to the adoption of SFAS 133, no additional impact on income was recognized since we held all derivative instruments as trading securities with no derivative instruments designated or qualified as hedges.

In April 2003, the Financial Accounting Standards Board (“FASB”) issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The adoption of this rule did not have a material impact on our financial position or results of operations.

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

h) Held to maturity securities

The debt securities for which there is intention and financial capacity for maintenance in portfolio through to maturity are classified as held to maturity securities and recorded at purchase cost, plus interest at the contractual rates.

The transfers of investments from trading and available for sale categories to the held to maturity category were accounted at fair value on the date of the transfer in accordance with paragraph 15 of SFAS 115:

  in the case of trading securities, prior gains and losses were previously recorded in the consolidated income statement; and

  in the case of available for sale securities, unrealized gains/losses were maintained within “Unrealized gains/losses on available for sale securities” account within shareholders’ equity at the time of the transfer and are subsequently amortized over the period from the date of the transfer to the maturity of the security.

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

Since November of 2003, we have followed the policies issued by Emerging Issues Task Force (“EITF”) Issue 03-01, “The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments,” as it relates to disclosures for SFAS 115 securities. In addition to the disclosures already required by SFAS 115, EITF Issue 03-01 requires complementary quantitative and qualitative disclosures of marketable equity and debt securities for fiscal years ending after December 15, 2003. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF 03-1-1 postponing the recognition and measurement provisions of EITF Issue 03-01.

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

k) Allowance for loan losses and non-performing loans

The allowance for loan losses is the amount that has been provided for probable losses in the loan portfolio. The allowance is increased by provisions for loan losses and by recoveries of loans previously charged-off, being reduced by charged-off loans and deemed uncollectible. Our evaluation of the adequacy of the allowance is based on regular reviews of individual loans, recent loss experience, current economic conditions, the risk characteristics of the various classifications of loans, the fair value of the underlying collateral and other factors directly influencing the potential collectibility of loans.

Loans are considered subject to impairment when in our judgment all amounts due, including accrued interest, are no longer considered collectible in accordance with SFAS 114, "Accounting for Impairment of a Loan by a Creditor," as amended by SFAS 118. We consider loans 60 days or more overdue to be nonperforming and subject to review for impairment. We then measure impaired loans based on (i) the discounted cash flow value of the loan at the loan's stated rate; (ii) the observable market rate of the loan; or (iii) the realizable value of the underlying collateral for collateral-dependent loans. A valuation allowance is established through the allowance for loan losses for the difference between the carrying value of the impaired loan and its value determined as described above. Loans are charged-off against the allowance when the loan is not collected or is considered permanently impaired. The allowance is adjusted in future periods for changes in the determined value.

l) Equity investees and other investments

Equity investees and other investments, where we own between 20% and 50% of voting capital, are accounted for using the equity method of accounting. Under this method our share of results of the investee, as reported under U.S. GAAP, is recognized in the statement of income as "Equity in earnings (losses) of unconsolidated companies," and dividends are credited when declared to the "Equity investees and other investments" balance sheet account (see Note 9).

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

None of our investments in unconsolidated companies, analyzed on an individual or aggregated basis, are considered significant for additional disclosures in our consolidated financial statements.

m) Premises and equipment, net

Premises and equipment are recorded at cost (plus price-level restatements through December 31, 1997). Depreciation is computed on the straight-line method at the following annual rates: premises - 4%; data processing equipment - 20% to 50%; and other assets - 10% to 20%.

Development and acquisition costs of software, included within premises and equipment, net relate to costs of internal use software capitalized, in accordance with Statement of Position 98-1 “Accounting for computer software developed or obtained for internal use.”

We recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows, pursuant to SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Fixed assets, mainly comprising certain bank branches, which were sold and subsequently leased by us for the purposes of continuing our operations, were recorded pursuant to SFAS 13 and SFAS 98, “Accounting for leasing” and SFAS 28 “Accounting for sales subject to rental contracts.”

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

Gain or loss on cash sales not subject to lease contracts was recognized immediately in income for the year as “Other non-interest income”.

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

Finite-lived intangible assets are generally amortized on a straight-line basis over the estimated period benefited. The client deposit and relationship portfolios intangible asset is recorded and amortized over a period in which the asset is expected to contribute directly or indirectly to the future cash flows (between 5 and 10 years). We review our intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case an impairment charge is recognized immediately.

In 2002, we adopted SFAS 147, “Acquisitions of Certain Financial Institutions.” The pronouncement requires that business combinations involving depositary financial institutions within its scope, except for combinations between mutual institutions, be accounted for under SFAS 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS 147, such excess is accounted for as goodwill. The impact of adopting SFAS 147 did not materially affect the consolidated financial statements.

p) Litigation

According to SFAS 5 “Accounting for Contingencies” and Interpretation No. 14 (“FIN 14”) “Reasonable Estimation of the Amount of a Loss,” we recognize accruals in determining loss contingencies when the conditions known before the issuance of the financial statements show that: (i) it is probable that losses had been incurred at the date of the financial statements; and (ii) the amount of such losses can be reasonably estimated. We accrue our best estimate of probable losses.

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

q) Income taxes

We account for income taxes in accordance with SFAS 109, “Accounting for income taxes.” SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for temporary differences between the amounts included in the financial statements and tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax law and rates are reflected in the period in which are enacted. If, after considering future tax consequences, we believe that the carrying value of any deferred tax asset is “more likely” unrealizable, then we establish a valuation allowance equal to that amount.

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

t) Employee benefits

We are required to make employer contributions to INSS, a Brazilian Government Agency that manages pension, retirement and other plans. Such contributions, which are expensed as incurred, totaled R$522 in 2002, R$573 in 2003 and R$624 in 2004 respectively.

In addition, we make contributions to defined-benefit plans for our employees. We account for these plans in accordance with SFAS 87 "Employers Accounting for Pensions".

For financial statements of annual periods ending after December 15, 2003, we adopted the revised SFAS 132 (“SFAS 132R”) that retains the disclosure requirements in the original statement and requires additional disclosures about pension plan assets, expected benefit obligations, cash flows for future contributions and benefit payments and other relevant information. SFAS 132R provides that disclosures of information about estimated future benefit payments shall be effective for fiscal years ending after June 15, 2004. See Note 26 to the Consolidated Financial Statements for these disclosures.

u) Earnings per share

As a result of the 1-for-10,000 reverse stock split, as from March 22, 2004 our shares are traded individually on the stock exchanges.

Earnings per share are presented based on the two classes of shares issued. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred stockholders are entitled to dividends per share 10% higher than common shareholders (see Note 17). Earnings per share are computed based on the distributed dividends or interest on shareholders’ capital and undistributed earnings of Bradesco after giving effect to the 10% preference, as though all earnings will be distributed. Weighted average shares are computed based on the periods for which the shares are outstanding. The related share information has been retroactively adjusted for all periods presented to reflect the reverse stock split approved by our shareholders on March 10, 2004. In addition, on December 9, 2004 there was a stock split in the proportion of two new shares for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

v) Insurance and pension plans policyholders

Substantially all of our insurance contracts are considered short-duration insurance contracts. Premiums from short-duration insurance contracts are recognized over the related contract period. Premiums from long-duration contracts are recognized when due from the policyholders.

Reserves for insurance claims are established based on historical experience, claims in process of payment, estimated amount of claims incurred but not yet reported, and other factors relevant to the level of reserves required. Reserves are adjusted regularly based upon experience, with the effects of changes in such estimated reserves included in the results of operations in the period in which the estimated reserves were changed, and include estimated reserves for reported and unreported claims incurred.

Reserves for private pension plan are established based on actuarial calculations.

Certain products offered by us, such as pension investment contracts and funds where the investment risk is for the account of policyholders, are considered investment contracts in accordance with the requirements of SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and For Realized Gains and Losses from Sale of Investments,” (“SFAS 97”). During the accumulation phase of the pension investment contracts, when the investment risk is for the account of policyholders, the contracts are treated as an investment contract. During the annuity phase the contract is treated as an insurance contract with mortality risk. Funds related to pension investment contracts where the investment risk is for the account of policyholders are equal to the account value. Account values are not actuarially determined. Rather, account values are increased by the deposits received and interest credited (based on contract provisions) and are reduced b y withdrawals and administrative expenses charged to the policyholders.

As from the year ended 2004, we measured the need of recording an additional liability for the contract feature when the present value of expected annuitization payment at the expected annuitization date exceeds the expected account balance at the annuitization date, in accordance with SOP 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”). The securities related to these pension investment contracts are classified as “trading securities” and “available for sale securities” in the Consolidated Financial Statements.” The adoption of SOP 03-1 did not affect our financial position or results of operations.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

w) Liability for unpaid claims and claim adjustment expenses

The liability for unpaid claims and claim adjustment expenses represents the amounts needed to provide for the estimated ultimate cost of settling claims relating to insured events that have occurred on or before the balance sheet date. The estimated liability includes the amount of money that will be required for future payments of (a) claims that have been reported to the insurer, (b) claims related to insured events that have occurred but that have not been reported to the insurer as of the date the liability is estimated, and (c) claim adjustment expenses. Claim adjustment expenses include costs incurred in the claim settlement process such as legal fees; outside adjuster fees; and costs to record, process, and adjust claims.

Premium deficiency reserves are established, if necessary, when the liability for future policy benefits plus the present value of expected future gross premiums are determined to be insufficient to provide for expected future policy benefits and expenses and to recover any unamortized policy acquisition costs.

During the regular course of our insurance activities, we reinsure a portion of the underwritten risk with IRB Brasil Resseguros S.A., a government controlled entity which has a monopoly in Brazil. The reinsurance agreement permit a recovery of a portion of losses from the reinsurer, although it does not discharge our primary liability as direct insurer of the risks reinsured. Reinsurance receivables as of December 31, 2003 and 2004 amounted to R$35 and R$62, respectively, and are included in "other assets".

x) Deferred acquisition costs

The costs that vary with and are related to the production of new insurance business are deferred to the extent that such costs are deemed recoverable from future profits.

Such costs include mainly commissions, cost of policy insurance and variable support service costs and are amortized over the expected life of the contracts in proportion to the premium income. Deferred acquisition costs are subject to recoverability testing at the end of each accounting period and, if not recoverable, are charged to expense.

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

bb) Special Purpose Financing entities

As from 2003, the Company utilizes certain financial arrangements to meet its funding and liquidity management through SPFs entities. These SPFs are generally funded with long term debt (see Note 14 (c)) and are paid down through the future cash flow of the underlying assets. The underlying assets are essentially current and future flows of (i) payment orders from individuals and corporations outside Brazil to individuals and corporations in Brazil on which we act as the paying bank and (ii) credit card bill receivables from purchases in Brazil from foreign cardholders.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46") "Consolidation of Variable Interest Entities", revised in December 2003 ("FIN 46R"). FIN 46R creates a distinction between SPFs and non SPFs (including any entity whose activities are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements) for purposes of the implementation date and is required to be fully implemented no later than the end of the first reporting period that ends after March 15, 2004.

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

The adoption of the FIN 46R did not impact the consolidation of the existing SPFs.

cc) Guarantees provision

In 2002, we adopted the provisions issued by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (FIN 45).” The FIN 45, which clarifies previously issued accounting guidance and disclosure requirements for guarantees, expands the disclosures to be made by a guarantor in its financial statements about obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee.

The new requirements include the disclosure of the nature of the guarantee, the maximum potential amount of future payments that we could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor’s obligations under the guarantee. Significant guarantees that have been provided by us are disclosed in Note 22 (d).

dd) Recent accounting developments

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

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This standard is effective for exit or disposal activities initiated after December 31, 2002 and generally requires costs associated with exit or disposal activities (including costs related to involuntary terminations and contract termination costs) to be recognized when they are incurred, rather than at the date of a commitment to an exit or disposal plan. Specifically, costs associated with involuntary terminations are to be accrued on the date the employees are notified, assuming the period of time between the notification date and termination date is the lesser of 60 days or the legally required notification period. Otherwise, these costs are to be recognized evenly over the period from notification to termination. Contract termination costs are to be recognized when the contract is legally terminated or when the economic benefits of the contract are no longer being realized. The ado ption of this rule did not have a material impact on our financial position or results of operations.

In July 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its statement of financial position. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer. This standard is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003, and did not have a material impact on our financial position or results of operations.

SOP 03-1 was issued by the American Institute of Certified Public Accountants (“AICPA”) in July 2003. It provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. This SOP requires, among other things, a liability valuation for certain long-duration insurance and investment contracts that is subject to SFAS 97. The provisions of this SOP are effective for financial statements for fiscal years beginning after December 15, 2003. Restatement of previously issued financial statements is not permitted. The impact of adoption of SOP 03-1 did not have a material impact on our financial position or results of operations.

ee) Future accounting pronouncements

In December 2003, the AICPA issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. We will adopt SOP 03-3 at the beginning of fiscal year 2005, and are currently assessing the potential impact on our financial position and result of operations.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

On March 31, 2004, the EITF reached final consensus on EITF Issue 03-6,"Participating Securities and the Two-Class Method under SFAS 128, Earnings per Share." Typically, a participating security is entitled to share in a company's earnings, often via a formula tied to dividends on the company's common stock. The issue clarifies what is meant by the term "participating security", as used in SFAS 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument's effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company.

The consensus reached in EITF 03-6 is effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. We do not expect that this consensus will have any impact on our calculation of Basic and Diluted EPS.

On June 1, 2004, the EITF concluded on Issue 03-01, which establishes a new recognition and measurement guidance that should be applied to other than temporary impairment evaluations of equity investments in reporting fiscal years beginning after June 15, 2004. In addition, Issue 03-01 requires complementary quantitative and qualitative disclosure of cost method investments for fiscal years ending after June 15, 2004. We do not expect a material impact with the adoption of the recognition and measurement provisions on our financial position or results of operations. On September 30, 2004, the FASB issued FSP EITF 03-1-1, which delays the recognition and measurement provisions of EITF 03-1 pending the issuance of further implementation guidance. We will measure the impact of this FSP, as soon as further guidance be issued.

3 Brazilian Central Bank compulsory deposits

a)
In common with other Brazilian financial institutions, we are required to maintain deposit funds with the Central Bank or to purchase and hold Brazilian federal government securities, in the form of compulsory deposits. Mandatory deposits made are as follows:

	December 31,

	2003	2004

Non-interest earning (1)	4,577	5,045
Interest-earning (2)	9,003	10,651
Interest-earning (3)	3,110	4,513

Total	16,690	20,209

____________________________________
(1)	Related to demand deposits.
(2)	Mainly related to saving deposits.
(3)	Time deposits deposited with the Central Bank in the form of Brazilian government securities.

b)	The Brazilian government securities related to the compulsory deposits and accounted for under SFAS 115, were as follows:

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

			Available for sale		Held to Maturity
	Trading securities		securities		securities

	2003	2004	2003	2004	2003	2004

Amortized cost	2,853	1,867	91	2,621	157	43
Gross unrealized gains	16	-	1	2	-	-
Gross unrealized losses	(8)	(5)	-	(15)(1)	-	-

Fair value	2,861	1,862	92	2,608	157	43

Average balance	2,412	3,109

____________________________________
(1) No other than temporary losses have been identified for the gross unrealized loss amount as of December 31, 2004.

The amortized cost and the fair value of the securities, by maturity, were as follows:

	December 31,

	2003		2004

	Amortized	Fair	Amortized	Fair
	cost	Value	cost	Value

Due in one year or less	2,133	2,138	4,270	4,250
Due after one year through five years	591	598	16	16
Due after ten years	377	374	245	247

Total	3,101	3,110	4,531	4,513

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

4 Trading securities

	Fair value

	December 31,		Average balance

	2003	2004	2003	2004

Brazilian government securities	11,389	8,787	7,111	11,847
Mutual funds	22,929	21,941	16,635	20,482
Bank debt securities	1,055	44	1,184	200
Corporate debt securities	985	1,115	1,103	202
Brazilian sovereign bonds	220	554	248	607
Foreign government securities	212	162	239	176

Total	36,790	32,603	26,520	33,514

Derivative financial instruments	283	491	557	525

Total trading account assets	37,073	33,094	27,077	34,039

Net unrealized gains included in trading assets at December 31, 2003 and 2004 were R$334 and R$15, respectively.

The net change in the unrealized gains (losses) on trading securities held as of December 31, 2002, 2003 and 2004, included in non-interest income, were R$(358), R$126 and R$(319), respectively.

Trading securities presented above include securities pledged as collateral that amounted to R$1,403 and R$581 at December 31, 2003 and 2004, respectively.

Derivative positions presented above represent the fair values of interest rate, foreign exchange, equity and commodity-related products, including financial forward settlement and option contracts and swap agreements associated with our financial derivative instruments trading activities.

5 Available for sale securities, at fair value

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	Value

December 31, 2003
Brazilian government securities	1,683	22	(11)	1,694
Brazilian sovereign bonds	1,140	124	-	1,264
Corporate debt securities	1,048	40	(2)	1,086
Bank debt securities	48	4	-	52
Marketable equity securities	1,246	852	-	2,098

Total	5,165	1,042	(13)	6,194

December 31, 2004
Brazilian government securities	2,363	39	(14)	2,388
Brazilian sovereign bonds	2,910	311	-	3,221
Corporate debt securities	1,797	86	(3)	1,880
Bank debt securities	236	10	-	246
Marketable equity securities	1,383	985	-	2,368

Total	8,689	1,431	(17)	10,103

In 2002, 2003 and 2004, we recorded R$472, R$29 and R$41 as other than temporary losses, respectively.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

No other than temporary losses have been identified for the remaining gross unrealized losses as of December 31, 2004.

At December 31, 2003 and 2004, there were no securities of a single issuer, or group of related companies, the fair value of which exceeded 10% of shareholders' equity.

Realized gains and losses on securities are primarily calculated based on the average cost method. The components of gains and losses realized on available for sale securities were as follows:

	Year ended December 31,

	2002	2003	2004

Gross gains	601	871	484
Gross losses	(639)	(133)	(51)

Net gains (losses)	(38)	738	433

The amortized cost and fair value of available for sale securities, by maturity, were as follows:

	December 31,

	2003		2004

	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	637	635	811	813
Due after one year through five years	708	721	1,831	1,886
Due after five years through ten years	2,273	2,328	2,864	3,134
Due after ten years	301	412	1,800	1,902
No stated maturity (marketable equity securities)	1,246	2,098	1,383	2,368

Total	5,165	6,194	8,689	10,103

Available for sale securities presented above include securities pledged as collateral that amounted to R$4 and R$751 at December 31, 2003 and December 31, 2004, respectively.

6 Held to maturity securities

The amortized cost and fair value of held to maturity securities were as follows:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	Value

December 31, 2003
Brazilian government securities	3,085	506	-	3,591
Brazilian sovereign bonds	180	39	-	219

Total	3,265	545	-	3,810

December 31, 2004
Brazilian government securities	3,152	615	(2)	3,765
Brazilian sovereign bonds	976	248	-	1,224
Financial institutions bonds	53	-	-	53
Foreign government securities	19	-	-	19

Total	4,200	863	(2)	5,061

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The amortized cost and market value of held to maturity securities, by maturity, were as follows:

	December 31,

	2003		2004

	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	299	300	114	113
Due after one year through five years	958	1,045	978	1,032
Due after five years through ten years	165	205	1,029	1,277
Due after tem years	1,843	2,260	2,079	2,639

Total	3,265	3,810	4,200	5,061

The held to maturity securities presented above include securities used as collateral which totaled R$346 and R$33 at December 31, 2003 and 2004, with a market value of R$356 and R$31, respectively, and average maturity due in one year or less.

In addition, held to maturity securities recorded as “Federal funds sold and securities purchased under agreements to resell” in a amount of R$1,786 and R$326 at December 31, 2003 and 2004, with a market value of R$2,012 and R$378, respectively, comprise mainly Brazilian sovereign bonds (maturities from 5 to 10 years) and Brazilian government securities (average maturity due in one year or less).

The following table sets out our securities by denomination:

	December 31,

	2003		2004

	Amortized		Amortized
	cost	Percentage	cost	Percentage

Brazilian currency (reais)	2,718	83%	3,112	74%
Indexed to and denominated in foreign currency	547	17	1,088	26

	3,265	100%	4,200	100%

7 Loans

	December 31,

	2003	2004

Commercial:
Industrial and others	21,156	23,343
Import financing	673	1,242
Export financing	8,375	8,181
Leasing	1,364	1,626
Construction	415	449
Individuals:
Overdraft	1,134	1,301
Real estate	1,097	921
Financing (1)	10,231	14,981
Credit card	1,373	1,289
Rural credit	4,404	6,034
Foreign currency loans	2,429	1,588
Public sector	-	15
Non-performing loans	2,144	2,206

Total loans	54,795	63,176

____________________________________
(1) Consisting primarily of automobile financing and direct consumer financing.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

8 Allowance for loan losses

	Year ended December 31,

	2002	2003	2004

At beginning of year	2,941	3,455	3,846
Provision for loan losses	2,543	2,034	1,429
Loan charge-offs	(2,320)	(2,058)	(1,824)
Loan recoveries	291	415	612

Net charge-offs	(2,029)	(1,643)	(1,212)

At end of year	3,455	3,846	4,063

At December 31, 2003 and 2004, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totaled R$1,248, and R$1,197, respectively, of which R$1,248, and R$786, related to loans with a corresponding valuation allowance of R$430, and R$435, respectively. For the year ended December 31, 2004, the average recorded investment in impaired loans was approximately R$1,189. For 2002, 2003 and 2004, interest income recognized on impaired loans was deemed immaterial. At December 31, 2002, 2003 and 2004, we had non-accrual loans of R$2,341, R$2,144, and R$2,206, respectively.

9 Equity investees and other investments

	Ownership - %		Year ended December 31,

	December 31, 2004		2002	2003		2004

Company	Total	Voting	Equity in earnings (losses)	Investment	Equity in earnings (losses)	Shareholders’ Equity(1)	Net income (losses)(1)	Investment	Equity in earnings (losses)

American Bank Note Company
Gráfica e Serviços Ltda	22.50	22.50	-	25	9	132	30	30	7
Aquarius Holdings S.A.(2)	50.00	50.00	-	-	-	756	-	378	-
Áurea Seguros S.A.	27.50	27.50	-	2	-	10	-	3	-
BES Investimentos do Brasil S.A.	20.00	20.00	-	18	5	83	5	17	1
BES Securities do Brasil S.A.(3)	-	-	3	-	-	-	-	-	-
BUS Serviços de Telecomunicações
S.A.(“BUS”)(4)	-	-	10	-	-	-	-	-	-
Cia. Bras. De Meios de
Pagamento – VISANET	39.71	39.71	51	38	18	188	102	75	40
CPM Holding Ltd.(5)	49.00	49.00	(29)	55	21	106	(5)	52	(3)
Gibraltar Corretora de Seguros Ltda	48.99	48.99	(2)	-	(3)	(13)	(5)	-	-
Latas de Alumínio S.A. – LATASA(6)	-	-	119	-	16	-	-	-	-
São Paulo Alpargatas S.A.(7)	-	-	6	-	-	-	-	-	-
Serasa S.A.	26.37	26.37	-	44	29	176	80	46	21
Sete Quedas Empreendimentos
Imobiliários
e Participações Ltda(8)	-	-	-	22	-	-	-	-	-
U.G.B. Participações Ltda	40.00	40.00	(8)	-	(35)	(100)	(45)	-	-
Cia. Brasileira de Soluções e Serviços -
Visavale	31.13	31.13	-	-	-	14	-	4	-

Total investments accounted for using
the equity method of accounting			150	204	60			605	66

Other investments recorded at cost			-	91	-			103	-

Total			150	295	60			708	66

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

____________________________________
(1)
Amount derived from the financial statements in accordance with Brazilian GAAP adjusted to U.S. GAAP, when applicable. There are no material restrictions upon the ability of such companies to remit funds to Bradesco. Additionally, there are no significant differences between our investment and our proportionate share of the investee’s equity.

(2)
Aquarius is a joint venture (“JV”) between Bradesco and an unrelated party formed in 2004, to which we contributed as capital certain marketable equity securities of R$399, at fair value, previously classified as available-for-sale securities. At December 31, 2004, the corresponding unrealized gain of R$242, net of income tax and social contribution tax effect, was maintained in Shareholders’ Equity, since the contribution to the capital of the JV was not the culmination of an earnings process until the date of the consolidated financial statement.

(3)	In 2002, BES Securities do Brasil S.A. was merged by BES Investimentos do Brasil S.A.
(4)	Company formed to manage the outsourcing of the telecommunications structure and wound up in October 2002 (see Note 27).
(5)	CPM Holding Ltd. was formed to receive Bradesco's interest in CPM - Comunicação Processamento e Mecanismos de Automação Ltda. (see Note 27).
(6)	The investment in Latas de Alumínio S.A. – LATASA was sold in 2003.
(7)	The investment in São Paulo Alpargatas S.A. was sold in 2003.
(8)	The investment in Sete Quedas Empreendimentos Imobiliários e Participações Ltda. was sold in 2004.

Dividends, including interest on shareholders’ capital, received from the investments above were as follows:

	Year ended December 31,

Company	2002	2003	2004

Companhia Brasileira de Meios de Pagamento - Visanet	65	36	3
Latas de Alumínio S.A. - Latasa	16	38	-
Serasa S.A.	-	6	14
American Bank Notes Company Gráfica e Serviços Ltda.	-	3	3
BES – Investimentos do Brasil S.A.	-	2	-

Total	81	85	20

The above investments are not regularly traded on any stock exchange.

10 Premises and equipment, net

	December 31,

	2003	2004

Data processing equipment	1,409	1,613
Furniture and equipment	1,695	1,475
Leased equipment	1,176	1,369
Buildings	1,249	1,143
Land	523	611
Development and acquisition costs of software	418	438
Leasehold improvements	354	379
Vehicles	26	19
Others	12	17
Less: accumulated depreciation and amortization	(3,756)	(4,118)

Total	3,106	2,946

Depreciation and amortization expense were R$459, R$744 and R$789 for the years ended December 31, 2002, 2003 and 2004, respectively. The increase in 2003 and 2004 is mainly due to new leases of data processing equipment amortized over no more than three years.

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

Future liabilities for the payment of leases related to financings for the following five years are as follows:

For the year ending December 31,	Lease expense

2005	12
2006	12
2007	12
2008	12
2009	12

Total	60

11 Goodwill and Other Intangible Assets

(a) Goodwill

As a result of the Zogbi acquisition, we recognized goodwill of R$262 on December 31, 2004 (see Note 1 (b)). The variation in the carrying amount of goodwill for the year ended December 31, 2004 is as follows:

Banking
Segment

Balance as of December 31, 2003	-
Zogbi acquisition	262
Written off during the year	-

Balance as of December 31, 2004	262

The banking segment, in which we allocated the Zogbi acquisition, is tested annually for impairment of goodwill. We did not identify the need of recording an impairment loss in 2004.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(b) Other Intangible Assets

The net carrying amount of finite-lived intangible assets related to existing client deposit and relationship portfolios and subject to amortization was R$1,740 and R$1,568 at December 31, 2003 and 2004, respectively.

The changes in the net carrying amount of finite-lived intangible assets for the year ended December 31, 2003 and December 31, 2004 are as follows:

		Segments

		Insurance, pension
		plans and certificated
	Banking	savings plans	Total

Balance as of January 1, 2003	1,754	24	1,778
Acquired during the year	228	-	228
Amortized during the year	(262)	(4)	(266)

Balance as of December 31, 2003	1,720	20	1,740
Acquired during the year	106	-	106
Amortized during the year	(274)	(4)	(278)

Balance as of December 31, 2004	1,552	16	1,568

The finite-lived intangible assets subject to amortization acquired during the year are as follows (see Note 1 (b)):

	Segment

	Banking

	2003	2004

BBV Banco	103	-
Mercantil(1)	118	-
BEA(1)	7	-
Zogbi	-	106

Total	228	106

____________________________________
(1)Acquisition of minority interest in 2003.

The following table presents the gross carrying value and accumulated amortization for finite-lived intangible assets subject to amortization:

	December 31, 2003		December 31, 2004

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Value	Amortization	Value	Amortization

Client deposit and relationship
portfolios	2,475	735	2,581	1,013

The aggregate amortization expense was R$230, R$266 and R$278 for 2002, 2003 and 2004, respectively.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Estimated amortization expense for the next five years is as follows:

Amortization
For the year ended December 31,	Expense

2005	287
2006	287
2007	258
2008	203
2009	180

12 Other assets

	December 31,

	2003	2004

Deferred tax assets, net (see Note 16)	4,480	4,838
Restricted escrow deposits for taxation and labor matters	1,483	2,161
Taxes due for offset	1,959	1,805
Insurance premiums receivable	1,124	1,048
Securitization of credit card bill receivables (see Note 14 (c))	634	583
Prepaid expenses	396	541
National property system	400	364
Deferred policy acquisition costs	234	253
Foreclosed assets, net	194	229
Postal Service prepayment(1)	136	141
Pension plan prepaid assets	32	10
Other	2,128	2,802

Total	13,200	14,775

____________________________________
(1) Additional consideration of R$62 paid during 2004, for new correspondent offices acquired.

13 Short-term borrowings

	December 31,

	2003	2004

Import and export financings	6,034	5,340
Commercial paper	1,761	2,920
Other	-	12

Total	7,795	8,272

Import and export financings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency.

At December 31, 2004 interest rates applicable to short-term borrowings were between 3.03% and 3.38% per annum for import and export financings, and 3.60% and 3.64% per annum for commercial paper. Average borrowing rates in 2003 and 2004 were 4.02% and 3.23% per annum, respectively.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

14 Long-term debt

	December 31,

	2003	2004

Local onlendings	7,556	8,357
Subordinated notes	4,995	5,973
Debt issued under securitization of payment orders and credit card bill
receivables (see Note 14 (c))	2,599	2,655
Euronotes	3,290	1,619
Mortgage notes	1,017	674
Obligations under capital leases	449	333
Others	187	42

Total	20,093	19,653

(a) Local onlendings

Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities that invest primarily in premises and equipment. Such amounts are due in monthly installments through 2025 and bear fixed interest between 7.50% and 16.35% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (Federal Government long-term interest rate determined on a quarterly basis, or "TJLP") and Taxa Referencial de Juros (reference interest rate, or “TR”) respectively. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Equipment Finance Authority) in the form of credit lines.

(b) Subordinated notes

				Carrying amounts at December 31,

	Original term
Maturity	years	Currency	Interest %	2003(1)	2004(1)

2008	7	R$	CDI(2) + 0.75	627	625
2011	10	US$	10.25	418	395
2012	10	R$	100% CDI(2) – 102.5% CDI	2,089	2,436
2012	10	Yen	4.05	393	361
2013	10	US$	8.75	1,468	1,339
2014	10	US$	8.00	-	817

Total				4,995	5,973

____________________________________
(1)	Includes subordinated notes related to the acquisitions of Mercantil and Cidade. See Note 1(b).

(2)	Brazilian benchmark interest rate.

(c) Debt issued under securitization of payment orders and credit card bill receivables

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The long term debt issued by the SPFs and sold to investors is expected to be repaid through the future flows of funds provided by both payment orders and credit card bills. We are obligated to redeem the debt if certain specified events of defaults or of early termination occur.

Proceeds from sale of current and future flows of payment orders and credit cards bills received by the SPFs are required to be maintained in a specified bank account until a certain minimum level is achieved. The amount subject to restricted withdrawal in the amount of R$19 (2003 – R$21) is considered as "Restricted Cash" and presented as “Cash and due from banks” in our consolidated balance sheet as of December 31, 2004.

The following table summarizes the main characteristics of debts issued by the SPFs:

				December 31,

Asset securitized	Maturity/date	Currency	Rate - %	2003	2004

Payment orders(1)	2010	US$	0.68 + libor	578	533
Payment orders	2010	US$	6.75	585	535
Payment orders(1)	2012	US$	4.69	-	267
Credit card bills(2)	2011	US$	5.69	1,436	1,320

Total				2,599	2,655

____________________________________
(1)	If the SPF fails to make a timely payment of accrued interest and/or principal, the investors have the benefit of a financial guaranty insurance policy provided by an unrelated insurance company.

(2)	44.618488% of the securities issued will be repaid through the future flows of credit card bills provided by the secondary beneficiary designated bank (Banco do Brasil). Therefore, since the SPF was consolidated in our financial statements, we have recorded R$585 as securitization of credit card bill receivables in “Other assets” as of December 31, 2004 (2003 – R$ 634).

(d) Euronotes

		Range of annual	Carrying amount at December 31,

Maturity/date	Currency	Coupons rates - %	2003	2004

2004	US$	1.00 - 12.29	2,664	-
2004	Yen	2.16	83	-
2005	US$	2.43 - 12.29	283	1,056
2006	US$	3.32 - 4.38	260	282
2007	US$	4.26 - 17.50	-	281

Total			3,290	1,619

(e) Mortgage notes

Mortgage notes are generally issued with maturities between one and two years and bear interest rates of TR plus interest between 13.00% and 21.00% p.a.

(f) Long-term debt maturity

	December 31,

	2003	2004

Due within one year	6,211	4,468
From 1 to 2 years	2,662	3,477
From 2 to 3 years	1,584	2,283

From 3 to 4 years	853	1,363
From 4 to 5 years	942	863
Over 5 years	7,841	7,199

Total	20,093	19,653

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

15 Other liabilities

(a) Breakdown of other liabilities

	December 31,

	2003	2004

Pension plan investment contracts	14,709	19,571
Insurance claims and pension plans reserves	8,618	10,743
Litigation (see Note 23 (b))	3,940	4,298
Certificated savings plans	1,854	2,022
Unpaid claims and claim adjustment reserves	1,251	1,838
Payment orders to be settled	1,589	1,538
Interest on shareholders’ capital payable	874	896
Taxes on income	953	647
Labor related liabilities	601	628
Foreign exchange portfolio, net	391	396
Taxes other than on income	227	313
Derivative liability	118	200
Collection of third-party taxes, social contributions and other	195	145
Gain to be amortized relating to BUS transaction	158	95
Accrued employee pension benefit (see Note 26)	103	94
Others	3,679	4,919

Total	39,260	48,343

(b) Changes in unpaid claims and claim adjustment reserves

	December 31,

	2002	2003	2004

Balance at the beginning of the year	747	936	1,251
( - ) Reinsurance recoverables(1)	(28)	(39)	(35)

Net balance at January 1	719	897	1,216

Incurred related to:
current year	3,547	4,209	5,009
prior years	67	124	244

Total incurred	3,614	4,333	5,253

Payments related to:
current year	3,255	3,721	4,509
prior years	211	298	184

Total payments	3,466	4,019	4,693

Business combinations	30	5	-

Net balance at December 31	897	1,216	1,776

( + ) Reinsurance recoverables(1)	39	35	62

Balance at the end of the year	936	1,251	1,838

____________________________________
(1) Reinsurance recoverables are recorded as “Other” in “Other assets”.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

16 Income tax and social contribution

We and each of our subsidiaries file separate company tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax (rate of 15% plus an additional of 10%) and social contribution (rate of 9%), which is an additional federal tax, applicable to all periods presented.

The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,

	2002	2003	2004

Income before income tax and social contribution	2,288	2,656	3,940
Adjusted for: equity in earnings of unconsolidated companies	(150)	(60)	(66)

Adjusted tax basis	2,138	2,596	3,874

Tax expense at statutory rates	(727)	(883)	(1,317)
Non deductible expenses/(taxable income)	(33)	11	(79)
Tax benefit on interest attributed to shareholders’ capital paid	322	458	449
Tax expense on interest attributed to shareholders’ capital received	(3)	-	-
Non-taxable/(deductible) exchange gains (losses) on foreign assets	205	(165)	55
Reversal of prior year allowance for non-realization of deferred tax assets	-	216	64
Effect of changes in tax laws and deferred tax rates	70	-	-
Deferred tax assets on acquisitions (1)	-	-	189
Others	5	17	38

Income tax expense	(161)	(346)	(601)

____________________________________
(1) In 2004, we acquired deferred tax assets through purchase of a non-operating entity.

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	December 31,

	2003	2004

Provisions not currently deductible, mainly allowance for loan losses	4,329	4,611
Tax loss carryforwards	694	659
Other temporary differences	361	239

Total gross deferred tax assets	5,384	5,509

Allowance for non-realization(1)	(118)	(113)

Total deferred tax assets	5,266	5,396

Effect of differences between indices used for price-level restatement purposes for
tax and U.S. GAAP purposes, mainly relating to premises and equipment	64	60
Temporary non-taxable gains, mainly relating to leasing	623	420
Other temporary differences	99	78

Total deferred tax liabilities	786	558

Net deferred tax asset, included in other assets (see Note 12)	4,480	4,838

____________________________________
(1) Allowance for non-realization of deferred tax assets are comprised by (i) tax losses (2003 - R$68 and 2004 - R$55), (ii) non-deductible temporary provisions (2003 - R$37 and 2004 - R$7) and (iii) amortization of goodwill (2003 - R$13 and 2004 - R$51).

Net deferred income tax assets include Brazilian tax loss carryforwards, which have no expiration dates, available for offset against future taxable income. Carryforward losses are available for offset within any year up to 30% of annual income before tax, determined in accordance with Brazilian Tax Rules.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

17 Shareholders' equity

(a) Capital and shareholders' rights

(i)	Capital

On December 17, 2003, the Bank’s Board of Directors proposed a 1-for-10,000 reverse stock split, approved by the shareholders on March 10, 2004. On December 9, 2004, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to two new shares for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split and reverse stock split.

At December 31, 2004, Bradesco's outstanding capital consists of 238,351,329 voting common shares and 236,081,796 non-voting preferred shares with no par value. Preferred shares carry no voting rights but have priority over common shareholders in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a minimum dividend per-share 10% greater than that distributed per-share to common shareholders. All shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves. None of our outstanding obligations are exchangeable or convertible into equity securities and as a result, diluted earnings per share do not differ from net income per share.

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

(e) Comprehensive Income

	Year ended December 31,

	2002	2003	2004

Net income reported in statement of income	2,142	2,302	3,327

Unrealized holding gains (losses) arising during the period:
Unrealized gains (losses) on available for sale securities	(58)	1,414	451
Less reclassification adjustment for (gains) losses on available
for sale securities included in net income	38	(738)	(433)

Other comprehensive income before tax	(20)	676	18
Income tax related to items of other comprehensive income (loss)	7	(230)	(6)

Other comprehensive income (loss), net of tax	(13)	446	12

Comprehensive income	2,129	2,748	3,339

Accumulated other comprehensive income (loss) is as follows:

	Year ended December 31,

	2002	2003	2004

Balance at the beginning of the year	248	235	681
Current period change	(13)	446	12

Balance at the end of the year	235	681	693

18 Fee and commission income

	Years ended December 31,

	2002	2003	2004

Fees charged on checking account services	828	1,025	1,225
Asset management fees	466	609	879
Collection fees	556	601	630
Credit card fees	327	349	452
Interbank fees	254	250	261
Fees for receipt of taxes	158	175	189
Financial guarantees provided	68	159	118
Consortium management	-	26	87
Other(1)	237	269	469

Total	2,894	3,463	4,310

____________________________________
(1) None of the items included in “other” is significant on an individual basis.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

19 Administrative expenses

	Years ended December 31,

	2002	2003	2004

Third-party services	732	825	863
Financial system services	475	517	585
Communication	506	519	578
Transport	285	359	382
Rents	196	273	290
Advertising and publicity	242	273	286
Maintenance and repairs	212	235	266
Data processing	215	267	238
Office supplies	146	172	151
Water, electricity and gas	89	114	128
Travel	57	67	55
Other	266	288	235

Total	3,421	3,909	4,057

20 Other non-interest income and expenses

	Years ended December 31,

	2002	2003	2004

Other non-interest income:
Recovery of expenses	118	122	74
Rental income	35	29	20
Monetary variation and exchange gain, net	1,008	-	-
Other(2)	325	241	736

Total non-interest income	1,486	392	830

	Years ended December 31,

	2002	2003	2004

Other non-interest expense:
Taxes on services, income and other taxes	795	989	1,354
Commission on placement of auto sales financing	87	128	228
Litigation(1)	113	153	216
Monetary variation and exchange loss, net	-	182	240
Loss (gain) on sale of foreclosed assets, unconsolidated
investments and premises and equipment, net	183	(39)	52
Credit card bonus	4	10	52
Asset management expenses	32	30	37
Postal service expenses	35	29	25
Branch network losses	113	135	202
Other(2)	221	696	517

Total non-interest expenses	1,583	2,313	2,923

____________________________________
(1)	Includes only those items not recognized specifically in personnel or tax expenses, registered in specific accounts.
(2)	None of the items included in “other” is significant on an individual basis.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

21 Fair value of financial instruments

SFAS 107 "Disclosures About Fair Value of Financial Instruments," requires disclosure of the estimated fair values of financial instruments. The fair value of a financial instrument is the amount at which instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. Quoted market prices, if available, are utilized as estimates of the fair value of financial instruments. Because no quoted market prices exist for certain of our financial instruments the fair values have been derived based on management's assumptions, the amount, timing of future cash flows and estimated discount rates. The estimation methods for individual classifications of financial instruments are described more fully below. Different assumptions could significantly affect these estimates. Accordingly, net realizable values could be different from the estimates presented below.

In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the Company.

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheet for cash, due from banks and short-term investments approximate their fair values. Short-term investments include: interest-earning deposits in other banks; compulsory reserves with the Central Bank and federal funds sold and securities purchased under resale agreements, all of which generally have original maturities of 3 months or less.

Trading assets, including derivatives and available for sale securities

These assets are reported in the consolidated balance sheet at fair value estimated principally based on quoted market prices, when available, or quoted market prices for similar instruments.

Held to maturity securities

Held to maturity securities are carried at amortized cost. Fair values are based on quoted market prices of comparable securities. See Note 6 for further details regarding the amortized cost and fair values of held to maturity securities.

Loans

Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. The fair value of fixed-rate loans was determined by discounting estimated cash flows using interest rates approximating our current origination rates for similar loans. Where quoted market prices were available, such market prices were utilized as estimates for fair values. For most variable-rate loans, the carrying amounts were considered to approximate fair value. Where credit deterioration has occurred, estimated cash flows for fixed and variable-rate loans have been reduced to incorporate estimated losses.

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

The following table presents the carrying amounts and estimated fair values for loans, excluding leases:

	December 31,

	2003		2004

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Commercial:
Industrial and others	21,156	21,162	23,343	23,272
Import financing	673	673	1,242	1,242
Export financing	8,375	8,446	8,181	8,190
Real estate construction	415	415	449	449
Individuals:
Overdraft	1,134	1,134	1,301	1,301
Real estate	1,097	1,097	921	921
Financing (1)	10,231	10,616	14,981	15,327
Credit card	1,373	1,373	1,289	1,289
Rural credit	4,404	4,406	6,034	6,024
Foreign currency loans	2,429	2,432	1,588	1,588
Public sector	-	-	15	15
Non-performing loans	2,144	510	2,206	475

Total loans excluding leases	53,431	52,264	61,550	60,093

____________________________________
(1) Consists primarily of automobile financing and direct consumer financing.

Deposits

The fair value of fixed-rate deposits with stated maturities was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

The following table presents the carrying amounts and estimated fair values for deposits:

	December 31,

	2003		2004

	Carrying	Fair	Carrying	Fair
	amount	value	amount	Value

Deposits from customers:
Demand deposits	12,912	12,912	15,384	15,384
Savings accounts	22,140	22,140	24,783	24,783
Time deposits	22,944	22,962	28,460	28,461
Deposits from financial institutions	31	31	20	20

Total deposits	58,027	58,045	68.647	68.648

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

The following table presents the carrying amounts and estimated fair values for long-term debt:

	December 31,

	2003		2004

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Local onlendings	7,556	7,734	8,357	8,370
Subordinated notes	4,995	5,287	5,973	6,317
Debt issued under securitization of payment orders
and credit card bill receivables	2,599	2,612	2,655	2,655
Euronotes	3,290	3,312	1,619	1,605
Mortgage notes	1,017	1,031	674	674
Obligations under capital lease	449	449	333	333
Other	187	187	42	40

Total	20,093	20,612	19,653	19,994

Off-balance sheet financial instruments

The fair value of commitments to extend credit is estimated based on the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present credit quality to the counterparties. The fair values of standby and commercial letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties. The fair value of derivatives is included with trading assets. See Note 22(b) for the notional value and estimated fair value of our off-balance sheet derivative financial instruments.

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

Credit policy is designed to provide security, quality and liquidity in asset investments, and speed and profitability in our operations, minimizing the risks inherent to any credit operation. It also provides guidelines for the establishment of operational limits and/or the extension of the Company’s credit. The Credit Department and Committees located in our Corporate Head Office assume a fundamental role in the execution of our Credit Policy, deciding on transactions which exceed branch limits and monitoring this core strategic activity. Transactions are diversified and focused on creditworthy individuals and companies in good standing, and our transactions are typically supported by guaranties that are consistent with the risks assumed, with consideration given to purposes and terms of the credit extended. Automated credit approval systems were developed and are constantly being improved with the objective of facilitating and expediting the entire credit process as well as the analysis and issuance of opinions. The analysis of transactions involving less significant sums is conducted by “credit scoring” systems.

Market Risk

Market risk is linked to the possibility of loss due to rate fluctuations relating to unhedged terms, currencies and indices in the Company’s portfolio. The Company seeks to maintain a conservative policy with respect to exposure to market risks. The observance of the VAR (Value at Risk) limits set by senior management is monitored daily by an area that is independent from portfolio management. The models use volatilities and correlations that are calculated using statistical bases. These models are used in processes applied prospectively, in accordance with economic studies. The methodology applied and existing statistical models are validated daily using “backtesting” techniques.

Additionally, a daily “Gap Analysis” is undertaken, which measures the effect on the portfolio of movements in the internal interest rate curve and foreign exchange coupon curve (difference in interest paid over and above the foreign exchange variation). In addition to the monitoring, control and management of market risks, in compliance with Central Bank Regulations, the value at risk of fixed rate and foreign exchange positions of the Company’s total portfolio, as well as the resulting capital requirement, is verified daily. Our analysis covers all financial assets and liabilities held in treasury, including our derivative instruments.

Liquidity Risk

Liquidity risk management is designed to control risk relating to the different unhedged settlement terms of the Company’s rights and obligations. Knowledge and monitoring of this risk are crucial to enable the Company to settle transactions in a timely and secure manner. At Bradesco, liquidity risk management involves a set of controls, principally relating to the establishment of technical limits, and the positions assumed are constantly evaluated.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(b) Derivatives

We enter into financial derivative instruments contracts with various counterparties to manage our overall exposures as well as to assist customers in managing their exposures. Such derivatives are summarized as follows:

	Notional amounts

	December 31,

	2003	2004

Interest rates futures contracts:
Purchases	1,959	53
Sales	5,362	9,345
Foreign currency futures contracts:
Purchases	10,348	5,189
Sales	12,274	14,195
Foreign currency option contracts:
Purchases	4	8
Sales	148	1,450
Forward contracts on interest rates:
Purchases	5	-
Foreign currency forward contracts:
Purchases	24	383
Sales	994	331
Swap contracts:
Asset Position:
Interest rate swaps	5,788	5,169
Currency swaps	4,550	2,287
Liability Position:
Interest rate swaps	6,363	2,645
Currency swaps	3,833	4,500

Interest rate, currency and cross-currency interest rate swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies. The total credit exposure associated with interest rate and currency swaps was R$254 and R$473 at December 31, 2003 and 2004, respectively.

Interest rate and currency futures and interest rate forwards are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made. The credit risk associated with futures contracts is minimized due to daily cash settlements. Futures contracts are also subject to the risk of movements in interest rates or the value of the underlying instruments. The total credit exposure associated with interest rate forwards was R$28 and R$18 at December 31, 2003 and 2004, respectively.

The carrying value, representing also the fair value, of all the derivatives described above and included in trading account assets is summarized in Note 4.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(c) Off-balance sheet credit instruments

As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts

	December 31,

	2003	2004

Commitments to extend credit, including credit cards	18,307	20,736
Financial guarantees	6,948	8,100
Other letters of credit	174	130

Unfunded commitments to extend credit including credit cards are contracts for a specified time period and at variable rates to lend to a customer who has complied with predetermined contractual conditions. The guarantees are conditional commitments issued by us to assure the performance of a customer to a third party in borrowing arrangements.

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

(d) Financial guarantees

The following is a summary of the carrying values for the financial guarantees and other letters of credit, mentioned above:

	December 31,

	2003		2004

	Maximum payout/ Notional	Carrying value	Maximum payout/ Notional	Carrying value

Financial guarantees	6,948	29	8,100	39
Other letters of credit	174	3	130	2

The carrying value includes amounts deferred and to be recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with SFAS 5, “Accounting for Contingencies” and FIN 45.

Financial guarantees are conditional loan commitments issued by us to guarantee the performance of a particular customer in relation to a third party. In general, we are guaranteed the right of return against the customer to recover any amounts paid under these guarantees. In addition, we may retain amounts in cash or other highly liquid guarantees to secure the commitments. The contracts are subject to the same credit rating process used to grant other credits.

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

23 Commitments and contingencies

(a) Assets under management

We manage a number of assets and customer portfolios that are available to institutional investors and the general public. These assets are not included in our consolidated balance sheet. Fees are generally charged monthly, representing approximately 0.96% per annum of the market value of the assets under management. The total assets under management, at December 31, 2003 and 2004 were R$73,788 and R$91,320, respectively, in investment fund portfolios and R$9,229 and R$8,320, respectively, in customer portfolios.

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

The remaining litigation matters, considered as possible under our judgment based on information available, are related to tax assessments in the amount of R$127 as of December 31, 2004, which we believe are inconsistent with existing law and, therefore, are not recognized in our consolidated financial statements. Resolution of these issues is not expected to have a significant impact on our financial position or results of operations.

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

We also face a number of civil matters, which primarily consist of claims for pecuniary damages, such as (i) to collect on unpaid financial instruments, (ii) in relation to returned checks and (iii) in reporting adverse claims arising from credit information to credit reporting agencies; none of these claims is individually significant.

The other labor suits and civil matters, to which we are a party, are subject to many uncertainties and the outcome of any individual matter is not predictable with assurance. Although the final

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

resolution of any such matters could have a material effect on the consolidated operating results for a particular reporting period, we believe that it would not materially affect our consolidated financial position.

The changes in the provision during the periods were as follows:

	Year ended December 31,

Tax litigation	2002	2003	2004

At beginning of year	2,203	2,511	2,791
Business combinations	154	51	44
Monetary correction	165	238	149
Provisions	230	137	166
Reversal	(63)	(102)	(96)
Payments	(178)	(44)	(51)

At end of the year	2,511	2,791	3,003

	Year ended December 31,

Labor litigation	2002	2003	2004

At beginning of year	434	608	816
Business combinations	63	195	85
Provisions	382	278	319
Reversal	(60)	(20)	(7)
Payments	(211)	(245)	(378)

At end of the year	608	816	835

	Year ended December 31,

Civil litigation	2002	2003	2004

At beginning of year	221	294	333
Business combinations	22	32	59
Provisions	75	61	145
Reversal	(7)	(12)	(6)
Payments	(17)	(42)	(71)

At end of the year	294	333	460

Total provision	3,413	3,940	4,298

24 Regulatory matters

We are subject to regulation by the Central Bank, which promulgates various regulations regarding currency and credit policies for financial institutions operating in Brazil. Furthermore, the Superintendência de Seguros Privados - SUSEP (Private Insurers Supervisory Body) issues regulations that affect our insurance operations.

The Central Bank determines minimum capital requirements, lending limits and compulsory deposit requirements and requires banks to comply with regulations similar to the Basel Accord as it regards capital adequacy.

The Bank is subject to regulation by the Central Bank, which issues directions and instructions regarding currency and credit policies for financial institutions operating in Brazil. The Central Bank also determines minimum capital requirements, fixed asset limits, lending limits, accounting practices and compulsory deposit requirements, and requires banks to comply with regulations, based on the Basel Accord as regards capital adequacy.

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

The following table sets forth our required capital ratios (in percentages) based on the Brazilian GAAP financial statements.

		December 31,

	2002	2003	2004

In accordance with the Basel Accord applicable to Brazil
Tier I Capital	12.20%	12.73%	11.72%
Tier II Capital	3.59	4.49	4.36

Total Capital	15.79	17.22	16.08

Minimum required by Brazilian Central Bank	11.00%	11.00%	11.00%

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31, 2002

		Insurance,	Other
		pension plan	operations,
		and	adjustments,
		certificated	reclassifications	U.S. GAAP
	Banking	savings plans	and eliminations	Consolidated

Interest income	25,349	3,021	24	28,394
Interest expense	(14,979)	-	52	(14,927)

Net interest income	10,370	3,021	76	13,467

Provision for loan losses	(2,543)	-	-	(2,543)
Insurance premiums	-	6,761	(1,453)	5,308
Pension plan income	-	2,352	(2,331)	21
Certificated saving plans	-	1,020	(1,020)	-
Equity in earnings (losses) of unconsolidated
companies	126	43	(19)	150
Other income	2,511	499	(526)	2,484
Salaries and benefits	(3,666)	(335)	9	(3,992)
Administrative expenses	(3,000)	(464)	43	(3,421)
Insurance claims	-	(4,335)	721	(3,614)
Changes in provisions related to insurance,
pension plan, certificated savings plans and
pension investment contracts	-	(5,026)	2,765	(2,261)
Pension plan operating expenses	-	(1,689)	1,319	(370)
Insurance and pension plan selling expenses	-	(669)	-	(669)
Other expense	(2,408)	(157)	293	(2,272)

Income before income taxes and minority
interest	1,390	1,021	(123)	2,288

Identifiable assets	109,227	23,635	(2,987)	129,875

		Year ended December 31, 2003

		Insurance,	Other
		pension plan	operations,
		and	adjustments,
		certificated	reclassifications	U.S. GAAP
	Banking	savings plans	and eliminations	Consolidated

Interest income	19,773	4,959	(16)	24,716
Interest expense	(10,015)	-	298	(9,717)

Net interest income	9,758	4,959	282	14,999

Provision for loan losses	(2,034)	-	-	(2,034)
Insurance premiums	-	9,169	(3,020)	6,149
Pension plan income	-	2,166	(2,102)	64
Certificated saving plans	-	1,156	(1,156)	-
Equity in earnings (losses) of unconsolidated
companies	65	27	(32)	60
Other income	4,797	714	(675)	4,836
Salaries and benefits	(4,202)	(462)	(13)	(4,677)
Administrative expenses	(3,656)	(487)	234	(3,909)

Insurance claims	-	(5,278)	945	(4,333)
Changes in provisions related to insurance,
pension plan, certificated savings plans and
pension investment contracts	-	(6,931)	3,154	(3,777)
Pension plan operating expenses	-	(2,791)	2,154	(637)
Insurance and pension plan selling expenses	-	(762)	-	(762)
Other expense	(3,103)	(433)	213	(3,323)

Income before income taxes and minority
interest	1,625	1,047	(16)	2,656

Identifiable assets	137,628	32,456	(3,754)	166,330

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

		Year ended December 31, 2004

		Insurance,	Other
		pension plan	operations,
		and	adjustments,
		certificated	reclassifications	U.S. GAAP
	Banking	savings plans	and eliminations	Consolidated

Interest income	19,532	4,937	(746)	23,723
Interest expense	(9,954)	-	1,035	(8,919)

Net interest income	9,578	4,937	289	14,804

Provision for loan losses	(1,429)	-	-	(1,429)
Insurance premiums	-	9,542	(2,778)	6,764
Pension plan income	-	2,456	(2,082)	374
Certificated saving plans	-	1,358	(1,358)	-
Equity in earnings (losses) of unconsolidated
companies	60	180	(174)	66
Other income	6,197	601	280	7,078
Salaries and benefits	(4,338)	(480)	(46)	(4,864)
Administrative expenses	(3,793)	(457)	193	(4,057)
Insurance claims	-	(6,045)	1,223	(4,822)
Changes in provisions related to insurance,
pension plan, certificated savings plans and
pension investment contracts	-	(7,526)	3,200	(4,326)
Pension plan operating expenses	-	(2,083)	1,332	(751)
Insurance and pension plan selling expenses	-	(907)	-	(907)
Other expense	(3,656)	(614)	280	(3,990)

Income before income taxes and minority
interest	2,619	962	359	3,940

Identifiable assets	145,661	40,236	(8,818)	177,079

Adjustments to U.S. GAAP relate principally to:

  Interest expense: capital lease accounting;
  Equity in earnings (losses) of unconsolidated companies : elimination of equity accounting for investments in which we hold less than 20% of the voting capital;
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

Our operations are primarily carried out in Brazil. Additionally, on December 31, 2004 we had 1 branch in New York, 4 branches in Grand Cayman and 1 in Nassau, Bahamas, mainly to complement our banking and advisory services relating to import and export activities with Brazilian customers. Furthermore, we also have the following foreign subsidiaries: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Luxemburgo (Luxembourg), Boavista Banking Ltd. (Nassau), Bradesco Securities, Inc. (New York), Bradesco Services Co., Ltd. (Tokyo) and Cidade Capital Markets Ltd. (Grand Cayman).

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

26 Pension plans

We sponsor defined-benefit pension plans, which supplement benefits that the Brazilian government social security system provides to employees of Bradesco and its Brazilian subsidiaries. The pension plans were established solely for the benefit of eligible employees and directors, and their assets are held independently of Bradesco. During 2001, participants of the defined benefit plan for Bradesco employees joined a new defined contribution plan (PGBL), resulting in a curtailment, but not settlement, of the former plan. Our plan for the year ended December 31, 2004 includes the BEM defined benefit pension plan as a result of its acquisition on February 10, 2004. Our contributions to the PGBL plan in 2004 totaled R$211 (2003 - R$294).

Our policy is to fund the pension plans through contributions based on payroll, adjusted periodically pursuant to recommendations of the Fund’s independent actuary. At December 31, 2004 our contribution represents 4.4% (2002 – 3.5% and 2003 – 3.6%) of payroll, and employees and directors contribute amounts of at least 4% (2002 – 4% and 2003 – 4%) of their salaries.

The pension plan’s assets are mainly invested in government and private securities, marketable equity securities and properties.

Employees and directors who withdraw from the pension plans for any reason receive the minimum benefit based on past contributions in a single lump sum installment.

The curtailment of the defined benefit plan described above resulted in recognition of a R$146 gain in 2001, and as the plan was not subject to settlement, the remaining provision of R$121 will be amortized over a thirteen-year period.

We use October 31 as the annual measurement date for the BEM and Banco Alvorada plans.

Based upon the report of the pension plan’s independent actuary, changes in the benefit obligation and plan assets and the amounts recognized in the consolidated financial statements are as follows:

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

		Alvorada and BEM Plans			Bradesco and Boavista Plans

			Year ended			Year ended

		2002	2003	2004	2002	2003	2004

(i)	Projected benefit obligation:
	At beginning of year	206	229	281	9	9	-
	Business Acquisition	-	-	133	-	-	-
	Service cost	3	2	2	2	-	-
	Benefits paid	(18)	(19)	(24)	(2)	-	-
	Interest cost	22	25	30	-	-	-
	Actuarial loss (gain)	16	44	20	-	-	-
	Termination of Boavista plan	-	-	-	-	(9)	-

	At end of year	229	281	442	9	-	-

(ii)	Plan assets at market value:
	At beginning of year	220	260	315	8	9	-
	Business Acquisition	-	-	114	-	-	-
	Contributions received:
	Employer	2	1	1	-	-	-
	Employees	2	1	1	-	-	-
	Return on plan assets	54	72	41	1	-	-
	Benefits paid	(18)	(19)	(24)	-	-	-
	Termination of Boavista plan	-	-	-	-	(9)	-

	At end of year	260	315	448	9	-	-

(iii)	Funded status:
	Excess of plan assets over
	projected benefit obligation
	acquired	(31)	(34)	(6)	-	-	-
	Unrecognized net gain (loss)	(13)	(14)	(26)	112	103	94
	Accrued pension (benefit)
	expense	(44)	(48)	(32)	112	103	94

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Net pension cost includes the following components:

	Alvorada and BEM Plans			Bradesco and Boavista Plans

	Year ended			Year ended

	2002	2003	2004	2002	2003	2004

(i) Projected benefit
obligation:
Service cost	2	1	2	2	-	-
Interest cost	22	25	30	-	-	-
Expected return on assets	(24)	(28)	(34)	(1)	-	-
Amortization:
Unrecognized net loss
(pension plan assets)	-	-	-	(9)	(9)	(9)

Net periodic pension cost
(benefit)	-	(2)	(2)	(8)	(9)	(9)

Assumptions used to determine our benefit obligation and net periodic benefit cost at and for the years ended October 31 were (1):

	Alvorada Plan		BEM Plan

	2003	2004	2004

Assumed discount rate	11.3%	11.3%	11.3%
Expected long-term rate of return on assets	11.3	11.3	11.3
Rate of increase in compensation levels	8.2%	8.2%	8.2%
____________________________________
(1) Including a 5.0% p.a. inflation rate.

The rationale behind the used long-term rate of return on plan assets is the following:

1)	Based on the asset managers mid to long-term expectations;
2)	Private and Brazilian Government bonds, which are a very significant segment of the invested portfolio of Alvorada, earn interest above inflation plus interest of 6% p.a. and maturities from short to long-term;
3)	The asset mix of Alvorada Plan is of more than 90% and 82% in government bonds at October 31, 2003 and 2004, respectively, and more than 70% in government bonds in the case of the BEM Plan at October 31, 2004, and the remainder assets in stocks for both plans.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Our pension plan weighted-average asset allocations at October 31, 2003, and 2004, by asset category are as follows:

			BEM Plan
	Alvorada Plan Assets		Assets at
	at October 31,		October 31,

	2003	2004	2004

Asset Category
Equity securities	0.6%	0.6%	-
Debt securities	93.3	94.1	98.7%
Real estate	4.7	4.0	1.3
Other	1.4	1.3	-

Total	100.0%	100.0%	100.0%

The benefit payments, which reflect expected future services projected, to be made by us are:

Pension Plan
For the year ended December 31,	Benefits

2005	34
2006	36
2007	38
2008	40
2009	41
2010 – 2014	241

Total	430

The contribution's related to the private pension plans of Alvorada and BEM, to be made by us in 2005, are estimated at R$0.6 and R$0.2, respectively.

27 Related party transactions

Bradesco has Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco as primary shareholders. There is no controlling shareholder, nor is there an agreement for shareholders to vote in concert. Fundação Bradesco is a not-for-profit trust that for over 40 years has been promoting and developing the potential of children and young people through schools maintained in underprivileged areas.

We regularly contribute to Fundação Bradesco to help fund its educational and social welfare projects throughout Brazil. Such contributions totaled R$67, R$63 and R$71 in 2002, 2003 and 2004, respectively.

We have made no loans to our officers or directors, since this practice is prohibited for all Brazilian banks by the Central Bank.

Additionally, we have contracted data processing services and accepted demand deposits from CPM Holding Ltd. and its predecessor, CPM - Comunicação, Processamento e Mecanismos de Automação Ltda., as follows:

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,

	2002	2003	2004

Data processing services:
Debt and equity securities	21	21	21
Income from debt and equity securities	4	4	4
Expense for the year	210	258	104
Year end outstanding payable	11	-	7
Deposits	5	4	3

In February 2005, our JV in Aquarius was wound up and we recorded a gain, net of income tax and social contribution tax effect, of R$216.

We have also entered into a contract for telecommunication services with BUS Holding S.A. in 2002, recording an expense of R$68. In October 2002, BUS Holding was wound up, when its common shares were transferred to a subsidiary of Portugal Telecom.

*     *     *