Form 20-F
period 2005-12-31
BANK BRADESCO
filed 2006-06-30
CIK 1160330

As filed with the Securities and Exchange Commission on June 30, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

Commission File Number: 1-15250

Banco Bradesco S.A.
(exact name of registrant as specified in its Bylaws)
Bank Bradesco
(translation of registrant’s name into English)
Federative Republic of Brazil
(jurisdiction of incorporation or organization)

     Cidade de Deus, Vila Yara, 06029-900, Osasco, SP, Brazil
(address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which they are registered

“American Depositary Shares”, each representing 1	New York Stock Exchange
Preferred Share, without par value (“ADSs”)
Preferred Shares, without par value (“Preferred Shares”)	New York Stock Exchange
(for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each one of the issuer’s classes of capital or common stock as of December 31, 2005 was:

489,450,004	Common Shares
489,938,838	Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes	No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes	No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “Accelerated filer and Large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer	Accelerated Filer	Non-accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes	No

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

     Item 18 of this annual report includes our audited consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005, including the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States, known as “U.S. GAAP.”

     References herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. References herein to “U.S. dollars” or “US$” are to United States dollars.

     The following table sets forth, for the dates indicated, the exchange rate of reais to U.S. dollars based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York and the U.S. dollar selling rate as reported by the Central Bank of Brazil, which we call the “Central Bank,” at closing:

Date	Noon Buying Rate for U.S. dollars	Closing Selling Rate for U.S. dollars

	(R$ per US$1.00)
December 31, 2003	R$2.8950	R$2.8892
December 31, 2004	2.6550	2.6544
December 31, 2005	2.3340	2.3407
June 20, 2006	2.2416	2.2506

     As a result of recent fluctuations in the real/U.S. dollar exchange rate, the closing selling exchange rate at December 31, 2005 may not be indicative of current or future exchange rates. Therefore, you should not read these exchange rate conversions as representations that any such amounts have been or could be converted into U.S. dollars at those or any other exchange rates.

     For your convenience, certain amounts have been converted from reais to U.S. dollars. These conversions have been calculated using the U.S. dollar selling rate at closing published by the Central Bank. See “Item 3. Key Information–Exchange Rate Information” for more information regarding the exchange rates applicable to the Brazilian currency since 2001.

     Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

     Not applicable.

Item 2. Offer Statistics and Expected Timetable.

     Not applicable.

Item 3. Key Information.
SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with “Presentation of Information” and “Item 5. Operating and Financial Review and Prospects”, included in this annual report.

     We have presented below selected financial information prepared in accordance with U.S. GAAP as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005. The selected U.S. GAAP financial information is derived from and should be read in conjunction with our audited consolidated financial statements prepared in accordance with U.S. GAAP provided in Item 18. The report of the independent auditors is included in this annual report.

     This information is qualified in its entirety by reference to the U.S. GAAP financial statements and the notes thereto provided in Item 18.

	Year ended December 31,

	2001	2002	2003	2004	2005	2005

	(R$ in million)					(US$ in
						million) (1)

Data from the Consolidated Statement of Income:
Net interest income	R$9,493	R$13,467	R$14,999	R$14,804	R$18,866	US$8,201
Provision for loan losses	(1,763)	(2,543)	(2,034)	(1,429)	(1,823)	(792)

Net interest income after provision for loan losses	7,730	10,924	12,965	13,375	17,043	7,409
Fee and commission income	2,866	2,894	3,463	4,310	5,137	2,233
Insurance premiums (2)	4,946	5,308	6,149	6,764	7,805	3,393
Pension plan income (2)	713	21	64	374	377	164
Equity in the earnings (losses) of unconsolidated
companies(3)	109	150	60	66	186	81
Other non-interest income (4)	972	(410)	1,373	2,768	4,051	1,761
Operating expenses (5)	(6,197)	(7,413)	(8,586)	(8,921)	(9,645)	(4,193)
Insurance claims	(3,251)	(3,614)	(4,333)	(4,822)	(5,501)	(2,391)
Changes in provisions for insurance, pension plans,
certificated savings plans and pension investment contracts	(1,847)	(2,261)	(3,777)	(4,326)	(3,939)	(1,712)
Pension plan operating expenses	(459)	(370)	(637)	(751)	(505)	(220)
Insurance and pension plan selling expenses	(690)	(669)	(762)	(907)	(1,041)	(453)
Other non-interest expense (6)	(2,054)	(2,272)	(3,323)	(3,990)	(5,216)	(2,267)

Income before income taxes and minority interest	2,838	2,288	2,656	3,940	8,752	3,805

Income tax	(550)	(161)	(346)	(601)	(2,431)	(1,057)
Change in accounting principle	-	27	-	-	-	-
Minority interest	(18)	(12)	(8)	(12)	(11)	(5)

Net income	R$2,270	R$2,142	R$2,302	R$3,327	R$6,310	US$2,743

	Year ended December 31,

	2001		2002		2003		2004		2005

	(R$, except	(US$)	(R$, except	(US$)	(R$, except	(US$)	(R$, except	(US$)	(R$, except	(US$)(1)
	numbers of		numbers of		numbers of		numbers of		numbers of
	shares)		shares)		shares)		shares)		shares)

Per Share Data (7):
Net income per share (8)(9):
Common	R$2.52	-	R$2.37	-	R$2.39	-	R$3.33	-	R$6.16	US$2.68
Preferred	2.77	-	2.61	-	2.63	-	3.67	-	6.78	2.95
Dividends/ interest on
shareholders’ capital per share (10) :
Common	0.94	US$0.41	1.05	US$0.32	1.40	US$0.48	1.32	US$0.55	1.85	0.80
Preferred	R$1.04	US$0.45	R$1.16	US$0.35	R$1.54	US$0.53	R$1.47	US$0.61	R$2.00	US$0.87
Weighted average number of
outstanding stocks:
Common	436,006,758	-	434,679,340	-	461,760,222	-	478,532,230	-	488,590,304	-
Preferred	423,482,496	-	425,897,736	-	455,160,972	-	472,163,596	-	486,946,621	-

	Year ended December 31,

	2001	2002	2003	2004	2005	2005

Consolidated Balance Sheet Data:	(R$ in million)					(US$ in
						million)(1)
Assets
Cash and checking account in banks	R$1,715	R$2,725	R$2,473	R$2,690	R$3,447	US$1,498
Investments in interbank deposits	2,051	2,379	5,170	7,976	13,119	5,703
Investments in purchase and sale commitments	11,896	12,674	26,175	19,435	10,985	4,775
Brazilian Central Bank compulsory deposits	8,232	16,057	16,690	20,209	21,686	9,427
Trading and available-for-sale securities,
at fair value	29,872	27,549	43,267	43,197	55,658	24,194
Securities held to maturity	-	4,001	3,265	4,200	4,121	1,791
Loans	44,994	52,324	54,795	63,176	82,689	35,944
Allowance for loan losses	(2,941)	(3,455)	(3,846)	(4,063)	(4,964)	(2,158)
Equity Investees and other investments	521	550	295	708	397	173
Premises and equipment, net	2,727	2,993	3,106	2,946	2,721	1,183
Goodwill	-	-	-	262	332	144
Intangible assets, net	783	1,778	1,740	1,568	1,294	562
Other assets	8,445	10,300	13,200	14,775	15,109	6,568

Total assets	108,295	129,875	166,330	177,079	206,594	89,804

Liabilities
Deposits	41,092	56,333	58,027	68,647	75,407	32,779
Federal funds purchased and securities sold under agreements to
repurchase	14,037	7,633	27,490	16,532	22,886	9,948
Short-term borrowings	8,320	9,639	7,795	8,272	7,066	3,072
Long-term debt	11,499	13,389	20,093	19,653	23,316	10,135
Other liabilities	23,471	31,826	39,260	48,343	57,612	25,043

Total liabilities	98,419	118,820	152,665	161,447	186,287	80,977

Minority interest in consolidated subsidiaries	87	203	73	73	88	38

Shareholders’ Equity
Common shares (11)	2,638	2,638	3,525	3,525	6,497	2,824
Preferred shares (12)	2,562	2,562	3,475	3,475	6,503	2,827

Capital stock	5,200	5,200	7,000	7,000	13,000	5,651
Total shareholders’ equity	9,789	10,852	13,592	15,559	20,219	8,789

Total liabilities and shareholders’ equity	108,295	129,875	166,330	177,079	206,594	89,804

Average assets (13)	101,298	123,447	146,872	162,891	188,091	81,761
Average liabilities (13)	92,293	113,216	134,625	148,814	170,677	74,191
Average shareholders’ equity (13)	R$8,861	R$10,015	R$12,138	R$14,012	R$17,357	US$7,545

(1)
Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$2.3005 = US$1.00, the Central Bank exchange rate on May 31, 2006.   We used the exchange rate of May 31, 2006, instead of December 31, 2005, because there has been an appreciation in the real – U.S. dollar exchange rate since   December 31, 2005. For more information, see “Item 5. Operating and Financial Review and Prospects – Overview–Brazilian Economic Conditions.” Such   translations should not be construed as a representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

(2)
Since 2003, we classify amounts received in relation to certain private retirement plans as income from insurance premiums. Amounts related to such private retirement   plans from periods prior to 2003 have been reclassified to facilitate comparison. As a result, income from pension premiums decreased and income from insurance   premiums increased by R$330.0 million for the period ending December 31, 2001 and by R$327.0 million for the period ending December 31, 2002. These   reclassifications do not affect non-interest income, net income, or shareholders’ equity. The private retirement plans offer holders a guaranteed payment of benefits upon  death.

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
(7)
Per stock data reflects, on a retroactive basis: (a) a reverse split of our shares at a 10,000:1 share ratio, which was approved by our shareholders on March 10, 2004 (as a result, we had 158,587,942 authorized and issued shares outstanding, no par value, as of December 31, 2003). The new shares began trading on the Sao Paulo Stock Exchange on March 22, 2004 ; (b) a split of our capital stock on December 9, 2004, in which we issued two new shares for each existing share; and (c) a split of our capital stock on November 11, 2005, in which we issued one new share for each existing share.

(8)
For purposes of calculating earnings per stock in accordance with the U.S. GAAP, preferred shares are treated in the same manner as common shares. Preferred shareholders are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to common shareholders. For a description of our two classes of shares, see “Item 10. Additional Information–Memorandum and Articles of Incorporation.”

(9)
None of our outstanding obligations are exchangeable for or convertible into equity securities. As a consequence, our diluted net income per share does not differ from our net income per share Accordingly, our basic and diluted earnings per share are equal in all periods presented. See note 2(u) to our consolidated financial statements in Item 18.

(10)	The amounts determined in US dollars were converted into reais using the exchange rate on the date such dividend was paid.
(11)
Common shares outstanding, no par value: 489,450,004 authorized and issued at December 31, 2005; 238,351,329 authorized and issued at December 31, 2004; and 79,836,526 authorized and issued at December 31, 2003. Data from 2001 to 2005 reflects (a) the reverse split of our shares at a 10,000:1 share ratio, on March 2004; (b)a split of our capital stock on December, 2004, in which we issued two new shares for each existing shares; and (c) a split of our capital stock on November, 2005, in which we issued one new share for each existing share.

(12)
Preferred shares outstanding, no par value: 489,938,838 authorized and issued at December 31, 2005; 236,081,796 authorized and issued at December 31, 2004; and 78,693,936 authorized and issued at December 31, 2003 Data from 2001 to 2005 reflect (a)the reverse split of our shares at a 10,000:1 share ratio, on March 2004; (b) a split of our capital stock on December, 2004, in which we issued two new shares for each existing shares; and (c) a split of our capital stock on November, 2005, in which we issued one new share for each existing share.

(13)	See “Item 4. Information on the Company–Selected Statistical Information.”

     Preferred shareholders are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to our common shareholders.

EXCHANGE RATE INFORMATION

     Since January 1999, in response to increased pressure on Brazil’s foreign currency reserves, the Central Bank has allowed the real to float freely although and it has intervened occasionally to control unstable movements in foreign exchange rates.

     During 2001 and 2002, the real continued its trend of declining against the U.S. dollar, but during 2003, 2004 and 2005 it appreciated against the U.S. dollar. Under the current free convertibility exchange system, the real may undergo further devaluation or may appreciate when compared to the U.S. dollar and other currencies.

     The following table sets forth the period-end, average, high and low noon buying rate reported by the Federal Reserve Bank expressed in reais per U.S. dollars for the periods and dates indicated:

	Noon Buying Rate for U.S. dollars
	R$ per US$1.00
Period	Period-End	Average (1)	High	Low

2001	R$2.3120	R$2.3220	R$2.7880	R$1.9380
2002	3.5400	2.9420	3.9450	2.2650
2003	2.8950	3.0954	3.6640	2.8270
2004	2.6550	2.9131	3.2085	2.6510
2005	2.3340	R$2.4352	2.7755	2.1695
December	2.3340	-	2.3755	2.1695
2006
January	2.2094	-	2.3320	2.2045
February	2.1180	-	2.2250	2.1160
March	2.1720	-	2.2233	2.1030
April	2.0900	-	2.1485	2.0900
May	R$2.3007	-	R$2.3580	R$2.0549

__________________________________
         (1) Average of the month-end rates beginning with December of previous period through last month of period indicated.

Source: Federal Reserve Bank of New York

     On June 20, 2006, the noon buying rate reported by the Federal Reserve Bank of New York was R$2.2416 per US$1.00.

     The following table sets forth the period-end, average, high and low selling rate reported by the Central Bank at closing, expressed in reais per U.S. dollars for the periods and dates indicated:

	Closing Selling Rate for U.S. dollars
	R$ per US$1.00
Period	Period-End	Average (1)	High	Low

2001	R$2.3204	R$2.3226	R$2.8007	R$1.9357
2002	3.5333	2.9461	3.9552	2.2709
2003	2.8892	3.0964	3.6623	2.8219
2004	2.6544	2.9150	3.2051	2.6544
2005	2.3407	R$2.4341	2.7621	2.1633
December	2.3407	-	2.3735	2.1800
2006
January	2.2160	-	2.3460	2.2116
February	2.1355	-	2.2217	2.1177
March	2.1724	-	2.2238	2.1067
April	2.0892	-	2.1542	2.0892
May	R$2.3005	-	R$2.3711	R$2.0586

___________________________________
         (1) Average of the month-end rates beginning with December of previous period through last month of period indicated.

Source: Central Bank

     On June 20, 2006, the U.S. dollar selling rate reported by the Central Bank at the close of the day was R$2.2506 to US$1.00.

RISK FACTORS

Risks Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of the preferred shares and ADSs.

     Substantially all of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles. In addition, our operations, financial condition and the market price of the preferred shares and ADSs may also be adversely affected by changes in government policy or regulations including such factors as:

  exchange rates and exchange control policies;

  interest rates;

  monetary policy;

  liquidity of domestic capital and lending markets;

  domestic economic growth;

  changes in the tax regime, including charges applicable to the banking industry;

  inflation rates; and

  other political, diplomatic, social and economic developments within and outside of Brazil that may affect the country.

     The Central Bank determines the Brazilian base interest rate, which we refer to as the “base interest rate”. The base interest rate is the benchmark interest rate payable to holders of securities issued by the federal government and trade at the Sistema Especial de Liquidação e Custódia – SELIC (Special System for Settlement and Custody, known as “SELIC”). In the first half of 2005, the Central Bank increased Brazil’s base interest rate from 17.75% to 19.75% and started to decrease it in the second half of 2005, reaching a rate of 18.0% at December 31, 2005. During the first five months of 2006, Brazil’s base interest rate decreased to 15.75% ..

     We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current or future situation of the Brazilian economy or how the Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

Political developments may adversely affect our results of operations and the price of our preferred shares and ADSs.

     The performance of the Brazilian economy has historically been influenced by the domestic politics. Political crises have, in the past, affected the confidence of investors and of the general public and resulted in economic slowdowns, adversely affecting the market price of the shares of listed companies.

     The Brazilian Congress is currently conducting investigations into, among other matters, allegations related to political campaign contributions that were unaccounted for or not publicly disclosed, including contributions made to various important members of the current administration. Such allegations have resulted in the replacement of key ministers and have occupied most of Congress’ agenda in 2006. While these developments have not had a material adverse effect on the Brazilian economy, if these investigations were to impact the confidence of the general public and/or of investors resulting in an economic slowdown in Brazil, our results of operations and the price of our preferred shares and our ADSs could be adversely affected.

     Additionally, presidential elections in Brazil are scheduled to take place in October 2006, and we cannot assure you that the next administration will adopt or maintain economic policies that produce a growing economy. If the administration promotes significant changes in economic policies currently adopted, and such changes result in an economic slowdown in Brazil, our results of operations and the market price of our preferred shares and ADSs may be adversely affected.

In addition, market prices of shares of Brazilian companies have been volatile during presidential elections in the past. Uncertainties about the outcome of the election, and speculation about actions of the future government, may influence investors’ perception of risk in Brazil and could have an adverse impact on the market price of the preferred shares and our ADSs.

A mismatch of our foreign exchange exposure may lead to substantial losses in our liabilities denominated in, or indexed to, foreign currencies, a reduction in our revenues and a decline in the competitiveness of our loan and leasing operations.

     The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate decreased from R$2.6544 per U.S. dollar at December 31, 2004 to R$2.3407 at December 31, 2005. In the last two years, the value of the real appreciated by 19.0% against the U.S. dollar, and during the first months of 2006, the value of the real appreciated by 1.7%, to R$2.3005 per U.S. dollar at May 31, 2006. At June 20, 2006, the real/U.S. dollar-exchange rate was R$2.2506 per U.S. dollar.

     A significant amount of our financial assets and liabilities are denominated in, or indexed to, foreign currencies, primarily U.S. dollars. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If a devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if their value has not changed in their original currency.

     Conversely, when the value of the real appreciates against the U.S. dollar, we incur losses on our monetary assets denominated in or indexed to foreign currencies and experience gains on our liabilities denominated in or indexed to foreign currencies. If the real appreciates and the value of such assets significantly exceeds the value of such liabilities, we could incur significant losses, even if their value has not changed in their original currency.

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

     Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation (IGP-DI) during the last fifteen years reaching as high as 1,158% in 1992, 2,708% in 1993 and 1,093% in 1994. More recently, Brazil’s rates of inflation were 12.1% in 2004, 1.2% in 2005 and 0.6% for the five months ended May 31, 2006. Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs (if not accompanied by an increase in interest rates) may increase, our operating and net margins may decrease and, if investor confidence lags, the price of our preferred shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

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

  the level of economic activity;

  devaluation of the real;

  inflation; or

  an increase in interest rates.

     A portion of our customers may not be able to repay loans when due or to meet their debt service requirements, which would increase our past due loan portfolio and could materially reduce our net earnings.

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

     During 2001 and early 2002 Brazil experienced a shortage of capacity to generate electrical energy. The crisis was due in part to the worst drought in sixty years, which caused water levels at hydroelectric plants (which account for 90.0% of the country’s generating capacity) to fall to less than one-third of capacity, and in part to a lack of past investment in power generation. In order to avoid rolling blackouts, the Brazilian government instituted general compulsory measures which were aimed at reducing electricity consumption and which were in effect from June 2001 until February 28, 2002. Under the reduced electricity consumption rules, we were required to reduce our electricity consumption by 20.0% .

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

  minimum capital requirements;

  compulsory reserve requirements;

  investment requirements in fixed assets;

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

     The Central Bank establishes the base interest rates for the Brazilian banking system. In recent years, the base interest rate has fluctuated, with a high of approximately 45.0% in March 1999 and a low of 15.25% at January 17, 2001. In December 2004, the Central Bank increased the base interest rate 1.25 percentage points, to 17.75% . In May 2005, the Central Bank increased the base interest rate to 19.75% . The Central Bank reduced the base interest rate to 18.0% in December 2005. Changes in the base interest rate may adversely affect our results of operations because:

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

The increasingly competitive environment in the Brazilian banking and insurance industries may negatively affect our business prospects.

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

     Brazil’s federal government announced the privatization of Instituto de Resseguros do Brasil S.A. (now IRB–Brasil Resseguros S.A.), known as “IRB,” the state controlled reinsurance company. The privatization has been indefinitely suspended and it is currently not possible to know when, or if, such privatization will take place. If IRB is successfully privatized through the sale of controlling interest to one of our competitors, we could face increasing competition and decreased market share in our insurance operations.

Some of our common shares are held by shareholders, whose interests may conflict with other investors’ interests.

     At December 31, 2005, Cidade de Deus–Companhia Comercial de Participações, which we call “Cidade de Deus Participações,” directly held 48.4% of our common shares and Fundação Bradesco, directly and indirectly, held 45.8% of our common shares. As a result, these shareholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders. These shareholders also have the power to approve related-party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Diretoria Executiva and departmental directors (which has been working at Grupo Bradesco for more than 10 years), as well as all directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco. The board of trustees has no other members. For more information on our shareholders, see “Item 7. Major Shareholders and Related Party Transactions–Major Shareholders.”

Changes in reserve and compulsory deposit requirements may hurt our profitability.

     In mid-2002, the Central Bank increased the reserve requirements to 8.0% over demand deposits and time deposits and 10.0% over savings deposits. Such amounts shall be paid in kind by the banks and will bear interest equivalent to the base interest rate for the Brazilian banking system. On December 31st, 2005, the reserve requirements over demand and savings deposits required us to hold a total of R$6.0 billion. On December 31st, 2005, the reserve requirements over time deposits, required us to hold a total amount of R$5.2 billion in Brazilian government securities. In addition, we could be materially adversely affected by changes in compulsory deposit requirements because the monies held as compulsory deposits generally do not yield the same return as our other investments and deposits because:

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

     Our loan portfolio has grown substantially since 1996. Any corresponding rise in our level of past due loans may lag behind the rate of loan growth, as loans typically do not become due within a short period of time after their origination. Rapid loan growth may also reduce our ratio of past due loans to total loans until growth slows or the portfolio becomes more seasoned. This may result in increases in our loan loss provisions, charge-offs and the ratio of past due loans to total loans.

     In addition, as a result of the increase in our loan portfolio and the described lag in any corresponding rise in our level of past due loans, our historic loan loss experience may not be indicative of our future loan loss experience.

Losses on our investments in marketable securities may have a significant impact on our results of operations and are not predictable.

     Marketable securities represent a material portion of our assets, and realized investment gains and losses have had and will continue to have a significant impact on our results of operations. The amounts of these gains and losses, which we record when investments in securities are sold, or in certain limited circumstances when the securities we hold are marked to market, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the market value of the securities, which in turn may vary considerably, and upon our investment policies. We cannot predict the amount of realized gain or loss for any future period, and variations from period to period have no practical analytical value. Gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation now existing in our consolidated investment portfolio or any portion thereof.

If a ceiling on bank loan interest rates is enforced, it may have an adverse effect on our interest income and our ability to extend credit.

     As promulgated in 1988, the Brazilian Constitution established a 12.0% per year ceiling on loan interest rates, including bank loan interest rates. This ceiling was not enforced, however, because the Brazilian Congress did not adopt the necessary implementing legislation. In May 2003, the relevant article was revoked pursuant to a constitutional amendment.

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

     We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value, which may generate losses. In addition, we enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. Each such derivatives transaction protects against increases in exchange rates or interest rates or against decreases in such rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. Such losses could adversely materially affect our future net income and therefore the value of the preferred shares and ADSs. For further information about our market risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In the past three years the ratio of our trading securities to our total assets, as measured at December 31 of each year, has been as high as 22.3% and could be greater in the future.

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

     Prior to the registration of our ADSs in September 2001, there was not a liquid public market for our ADSs. We cannot predict whether an active, liquid public trading market for our ADSs will develop any further or be sustained. Active, liquid trading markets usually result in lower price volatility and in a more efficient execution of purchase and sale orders of investors. Often, the liquidity of a securities market, many times, is due to the volume of the underlying shares that are publicly held by non-related parties. Although the ADSs holders are entitled to withdraw the preferred shares underlying the ADSs from the depositary bank at any time, there is not a public market for our preferred shares in the United States.

The preferred shares and ADSs do not entitle you to a fixed or minimum dividend.

     Holders of our preferred shares and ADSs are not entitled to a fixed or minimum dividend. Pursuant to our bylaws, our preferred shares are entitled to dividends 10.0% higher than those assigned to our common shares. Although under our current bylaws we are generally obligated to pay our shareholders at least 30.0% of our annual net adjusted income, our shareholders, acting at our annual shareholders’ meeting, have the discretion to suspend this mandatory distribution of dividends if the Board of Directors advises them that the payment of the dividend is not compatible with our financial condition. Neither our bylaws nor Brazilian law specifies the circumstances in which a distribution would not be compatible with our financial condition, and our controlling shareholders have never suspended the mandatory distribution of dividends. However, general Brazilian practice is that a company need not pay dividends if such payment would threaten the existence of the company as a going concern or would harm its normal course of operations.

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

     Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, self-dealing and the preservation of shareholder interests may not be as regulated, and regulations may not be as enforced, in Brazil as in the United States, which could potentially disadvantage you as a holder of the preferred shares and ADSs. For example, when compared to Delaware general corporation law, Brazilian Corporate Law and practice has less detailed and well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Brazilian companies must hold 5.0% of the outstanding share capital of a corporation to have standing to bring shareholders’ derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

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

     Brazilian law requires that parties obtain a certificate of registration from the Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the preferred shares will obtain the necessary certificates from the Central Bank for the payment of dividends or other cash distributions relating to the preferred shares or upon the disposition of the preferred shares. If you exchange your ADSs for the underlying preferred shares, however, you may only rely on the custodian’s certificate for five business days from the date of exchange. Thereafter, you must obtain your own certificate of registration or register in accordance with Central Bank and CVM rules, in order to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares or distributions relating to the preferred shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the preferred shares. For more information, see “Item 10. Additional Information – Exchange Controls.”

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

Item 4. Information on the Company.

THE COMPANY

     According to Central Bank’s ranking, as of December 2005, we are the largest private-sector (non-government-controlled) bank in Brazil in terms of total net worth. We provide a wide range of banking and financial products and services in Brazil and abroad to individuals, small to mid-sized companies and major local and international corporations and institutions. We have the most extensive private-sector branch and service network in Brazil, which permits us to reach a diverse customer base. Our services and products encompass banking operations such as lending and deposit-taking, credit card issuance, consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

     According to information published by the Superintendência de Seguros Privados (the Superintendency of Private Insurance, known as “SUSEP”) and by the Agência Nacional de Saúde Suplementar (the National Agency of Supplemental Health, known as “ANS”), we are the largest insurance, pension plan and títulos de capitalização provider in Brazil on a consolidated basis in terms of insurance premiums, pension plan contributions and income from certificated savings plans. Títulos de capitalização, which we call “certificated savings plans,” is a type of savings account that is coupled with periodic drawings for prizes.

     We are the largest private-sector bank in Brazil according to “The Forbes Global 2000” report, published by Forbes magazine in March 2006.

     Some of our subsidiaries rank among the largest companies in Brazil in their respective markets, according to the sources cited in parentheses below, including:

  Bradesco Seguros S.A., our insurance subsidiary, which we call “Bradesco Seguros,” together with its subsidiaries, in terms of insurance premiums, net worth and technical reserves (SUSEP and ANS);

  Bradesco Vida e Previdência S.A., our pension and life insurance subsidiary, which we call “Bradesco Vida e Previdência” is the biggest company in the market in terms of pension plan contributions, life and accident insurance premiums, investment portfolios and technical provisions (SUSEP);

  Bradesco Capitalização S.A., which we call “Bradesco Capitalização,” and which offers certificated savings plans to the public, in terms of revenues from the sale of certificated savings plans and amount of technical reserves (SUSEP);

  Bradesco Leasing S.A. Arrendamento Mercantil, which we call “Bradesco Leasing,” in terms of the present value of leasing accounts (Associação Brasileira das Empresas de Leasing (Brazilian Association of Leasing Companies, known as “ABEL”));

  Bradesco Consórcios Ltda., which we call “Bradesco Consórcios,” in terms of the total number of consortium shares sold (BACEN); and

  Banco Finasa S.A., which we call “Banco Finasa,” in terms of automobile financing loans (BACEN);

     We are also one of the leaders among private-sector financial institutions in third-party resource management and in underwriting debt securities, according to information published by Associação Nacional de Bancos de Investimento (the National Association of Investment Banks, known as “ANBID”).

     For information on other private-sector and public-sector (government-controlled) financial institutions in Brazil, see “–Regulation and Supervision–Principal Financial Institutions.”

     In December 2005, according to information published by the Secretaria da Receita Federal (the “Federal Revenue Service”), we accounted for 20.0% of the total nationwide collections of a tax called Contribuição Provisória sobre a Movimentação Financeira (the Provisional Contribution on Financial Transactions, known as “CPMF”). Since the CPMF is levied on virtually all Brazilian financial transactions, this statistic provides a measure of the percentage of Brazilian financial transactions that we handle.

As of December 31, 2005, we had, on a consolidated basis:

  R$206.6 billion in total assets;

  R$82.7 billion in total loans;

  R$75.4 billion in total deposits;

  R$20.2 billion in shareholders’ equity;

  R$40.8 billion in insurance claim technical reserves, pension plans, certificated savings plans and pension investment contract operations;

  R$11.2 billion in foreign trading financing;

  13.0 million insurance policyholders;

  16.5 million checking accounts;

  35.1 million savings accounts;

  2.5 million of certificated savings plan holders;

  1,248 of Brazilian and multinational groups of affiliated companies in Brazil as corporate customers;

  a daily average of 11.8 million daily transactions, including 2.5 million in our 2,921 branches and 9.3 million through self-service outlets such as Automatic Teller Machines (“ATMs”), the Internet and Fone Fácil;

  a nationwide network consisting of 2,921 branches, 23,036 ATMs and 2,451 special banking service posts and outlets located on the premises of selected corporate clients; and

  a total of three branches and five subsidiaries located in New York, the Cayman Islands, the Bahamas, Japan, Argentina and Luxembourg.

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

     Our large banking network allows us to be closer to our customers, which, in turn, permits our managers to have personal and direct knowledge about our customers, economically active regions and other conditions relevant to our business. This knowledge helps us in assessing and limiting credit risks in credit operations, among other risks, as well as in servicing the particular needs of our clients. Approximately 11.8 million transactions are executed through our Bradesco network every day.

     We organize our operations into two main areas: (i) banking services; and (ii) insurance services, pension plans and certificated savings plans. See note 25 to our consolidated financial statements in Item 18 for additional segment information. The following diagram provides summary information for our two business areas at and for the year ended December 31, 2005, by segment.

As of December 31, 2005, according to the sources cited in parentheses below, we were:

  the leader among private-sector banks in savings deposits, with 19.3% of all savings accounts in Brazil and R$26.2 billion on deposit (Central Bank);

  the largest provider of insurance and private pension plans, with R$12.3 billion in net premiums written and revenues from private pension plans (SUSEP/ANS);

  one of the leaders in Brazilian leasing operations, with R$2.5 billion outstanding (ABEL);

  one of the leaders in the placement of debt instruments in Brazil, having participated in 46.2% of the issuances of debt and equity securities registered with the Comissão de Valores Mobiliarios (the Securities Commission, known as “CVM,”) during 2005 (ANBID);

  one of the largest private-sector fund and portfolio managers in Brazil, with R$121.2 billion in total third-party assets under management, representing 15.0% of the total Brazilian market (ANBID);

  one of the largest credit card issuers in Brazil, with 10.2 million credit cards (Visa and MasterCard) issued and private label cards and, a credit cards revenue of R$14.0 billion;

  one of the largest debit card issuers in Brazil, with 37.4 million debit cards issued, and income of R$12.2 billion from our debit card business (Visa);

  the leader in payment processing and collection in Brazil, with a market share of 30.0% (Settlement System of the Central Bank);

  the leader in consortium quota marketing in the real estate and automobile sectors with 76,500 quotas and 131,900 quotas respectively (BACEN); and

  one of the leaders in vehicle acquisition customer financing with a market share of 27.0% (BACEN).

The following table summarizes our gross revenues by business area for the periods indicated:

	For the Years Ended December 31,

	2003	2004	2005

	(R$ in million)
Banking:
Loans operations:
Housing loans	R$318	R$223	R$194
Agriculture-related loans	474	649	563
Leasing	307	297	441
Other loans(1)	11,077	11,643	16,038

Total	12,176	12,812	17,236

Fees and commissions:
Asset management fees	371	454	620
Collection fees	601	630	718
Credit card fees	349	452	562
Fees charged on checking account services	1,025	1,225	1,563
Fees for receipt of taxes	175	189	190

Interbank fees	250	261	271
Loans	159	118	125
Consortium administration	26	87	149
Other services	269	469	489

Total	3,225	3,885	4,687

Insurance and pension plans (2):
Insurance income:
Health	2,649	3,036	3,518
Life and accident	1,502	1,615	1,787
Automobile, property and liability	1,998	2,113	2,500

Total	6,149	6,764	7,805

Pension plan income	R$64	R$374	R$377

____________________________________________________
(1) Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.
(2) This does not include private pension investment contracts, See “–Insurance, Pension Plans and Certificated Savings Plans.”

     We do not break down our revenues by geographic market within Brazil, and less than 10.0% of our revenues come from international operations. For more information on our international operations, see “–Banking Activity–International Banking.” For a discussion of our principal capital expenditures from 2003 through December 31, 2005, see “Item 5. Operating and Financial Review and Prospects – Capital Expenditures”.

     The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2005 all of which are consolidated in our financial statements in Item 18). With the exception of Banco Bradesco Argentina, which is incorporated in Argentina, all of these material subsidiaries are incorporated in Brazil. For more information regarding the consolidation of our material subsidiaries, see note 1(a) to our consolidated financial statements in Item 18.

Banco Bradesco S.A.
99.99 %
União Participações Ltda.
Holding Company
100.0 %
Banco BEM S.A.
Banking
100.0 %
Banco Finasa S.A.
Banking
99.99%
Bradesco Consórcios
Consortium
100,00%
Banco Boavista Interatlântico S.A.
Banking
99.99%
Banco Bradesco Argentina S.A.
Banking
100.00%
Bradesco Seguros S.A.
Insurance
100.00%
Bradesco Capitalização S.A.
Certificated Savings Plans
100.00%
Bradesco Vida e Previdência S.A.
Pension Plans and Life Insurance
99.88%
Banco Alvorada S.A.
(formerly Banco Bilbao Viscaya Argentaria Brasil S.A.)
Banking
99.99%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários
Securities Brokerage
100.00%
Banco Mercantil de São Paulo S.A.
Banking
100.00%
Bradesco Leasing S.A. Arrendamento Mercantil
Mercantile Leasing
100.00%
BRAM—Bradesco Asset Management S.A . DTVM
Asset Management
100.00%
Bradesco Saúde S.A.
Insurance

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

Recent Acquisitions

     In March 2005, we acquired the minority participation interest held by third parties in the capital stock of Bradesco Seguros S.A. through the exchange of the Bradesco Seguros shares held by third parties to shares of Bradesco S.A. Upon the completion of such transaction, Bradesco Seguros became our wholly owned subsidiary and the minority shareholders of Bradesco Seguros became the holders of 363,271 shares of our capital stock. The total aggregate amount of this transaction was R$12.0 million.

     In April 2005, through our subsidiary Finasa Promotora de Vendas, we acquired the personal loans and consumer credit distribution network of Banco Morada, one of the main suppliers of individual loans in the State of Rio de Janeiro for a total amount of R$80.0 million. This transaction included the transfer to Finasa of thirty-three commercial branches, fifteen of which were in the State of Rio de Janeiro, eight in the State of São Paulo and ten in other Brazilian States, as well as, a database including over 1.1 million customers.

     In July 2005, Banco Bradesco acquired 50.0% of the total issued and outstanding capital stock of Leader S.A. Administradora de Cartões de Crédito that we call “Leadercard”, the company responsible for the agency and management of the private label credit card of União de Lojas Leader, known as “Leader Magazine”, for a total amount of R$47.0 million. Leader Magazine is a retail chain with its operations focused on the States of Rio de Janeiro and Espírito Santo. Leader Card is one of the five biggest own credit cards in Brazil, with over 2.3 million holders.

     In December 2005, we made a winning bid for the acquisition of a controlling interest of Banco do Estado do Ceará – BEC and its subsidiary BEC DTVM Ltda in an auction process carried out at the São Paulo Stock Exchange, known as “BOVESPA. ” The transaction was concluded in January 2006 and involved the purchase of 82,459,053 BEC’s shares with no par value representing 89.4% of the voting capital and 89.2% of the total capital stock of BEC, for a total aggregate amount of R$700.0 million. In May 2006, we conducted a tender offer to acquire the outstanding shares of BEC, after the conclusion of which we became the holders of 99.49% of the total capital stock of BEC. In 2006, we will start to consolidate BEC’s results in our financial statements. We have called a shareholders' meeting of BEC for June 30, 2006 to redeem the shares not sold to us in the tender offer process.

     In March 2006, we entered into certain agreements with American Express Company and certain of its affiliates, which we call “American Express” to acquire the operations of American Express in Brazil. The agreements provide for the transfer to us of the American Express’ Brazilian subsidiaries operating in the credit card and related businesses, such as insurance brokerage, business travel, retail foreign exchange services and direct consumer financing operations. These agreements also provide for our exclusive right, for a period of 10 years, to issue the American Express’ Centurion charge card and credit cards in Brazil for individual and corporate clients. In accordance with the terms of the agreements, upon closing of the transaction, Bradesco will pay American Express the total amount of R$ 1,04 billion. On June 29, 2006, the Central Bank approved our transaction with American Express.

Acquisitions in 2003 and 2004

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

     The Central Bank approved the transaction in May 2003, and BBV Banco became our wholly owned subsidiary on June 9, 2003 when our shareholders and BBVA’s board of directors approved the exchange of BBV Banco’s shares for our newly issued shares. As of May 31, 2003, BBV Banco had total assets of R$10.3 billion, net equity of R$2.4 billion, 439 branches and seventy-six banking posts.

     In accordance with the terms of the agreement with BBVA, in June 2003, we made one-time cash payment of R$1,864 million to BBVA in return for 49.0% of the common shares and 99.99% of the preferred shares of BBV Banco. In addition, in exchange for the remaining 51.0% of BBV Banco’s common shares and 0.01% of its preferred shares, we issued to BBVA common and preferred shares equal to 4.4% of our share capital and valued at R$630.0 million according to our audited financial statements. Since, June 1, 2003 we have included BBV Banco’s results in our financial statements.

     In September 2003, all of BBV Banco’s branches, assets and liabilities were transferred to Banco Bradesco at book value, and in October 2003, we changed BBV Banco’s name to Banco Alvorada S.A., which we call “Banco Alvorada.”

     After our acquisition of BBV Banco, BBVA increased its percentage ownership of our shares through purchases of our shares on the BOVESPA. As of December 31, 2005, BBVA held 5.1% of our common shares and 2.3% of our preferred shares. For more information on BBVA, see “Item 7. Major Shareholders and Related Party Transactions–Major Shareholders–BBVA.”

     In connection with our purchase of BBV Banco, in 2003 our controlling shareholders Cidade de Deus Participações and Fundação Bradesco, which together hold 62.5 % of our voting shares and which we call our “Controlling Shareholders,” entered into a shareholders’ agreement, which we call the “Shareholders’ Agreement,” with our shareholder BBVA. Under the terms of the Shareholders’ Agreement, BBVA has the right to appoint one member of our board of directors so long as BBVA owns at least 3.9% of our voting capital. However, BBVA will not lose this right if its shareholding falls below this percentage threshold due to an increase in our capital stock in which our shareholders, including BBVA, are not given preemptive rights.

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

     Other Acquisitions

     In November 2003 we entered into an agreement with the controlling shareholders of Banco Zogbi S.A., which we call “Zogbi” and together with its controlled companies, “Zogbi Institutions”, to acquire all of its capital stock and all the capital stock of its controlled companies for a total aggregate amount of R$650.0 million. Zogbi Institutions has been engaged for more than forty years in the financing sector, including the areas of consumer and personal credit and vehicle loans. Zogbi Institutions had, as of September 2003, total assets of R$833.0 million, credit operations of R$520.0 million and net worth of R$335.0 million. In October 2004, Zogbi was merged into Banco Finasa and all of its assets and liabilities were transferred to Banco Finasa at book value, being consequently dissolved. In June 2005, the merger of Zogbi into Banco Finasa was approved by the Central Bank.

     In February 2004, we acquired control of Banco do Estado do Maranhão S.A. – BEM, which we call “BEM”, through a privatization auction held by the Federal Government. As of December 31, 2003, BEM had seventy-six branches, one hundred and twenty-five corporate site branches and its assets totaled R$766 million. The transaction involved the purchase of 89.96% of BEM’s capital stock at the total aggregate amount of R$78.0 million. In July 2004, BEM become our wholly-owned subsidiary upon the acquisition by us of the minority participation interest held by third parties in BEM for a total aggregate amount of R$8.6 million. In October 2004, the branches, assets and liabilities of BEM were transferred to Bradesco at book value.

     Except for the acquisition of BBV Banco, currently Banco Alvorada, none of our acquisitions since January 1998 included a significant subsidiary in accordance with US GAAP.

     Banco Postal

     Bradesco offers its products and renders its services throughout Brazil, together with Empresa Brasileira de Correios e Telégrafos (ECT), the government owned postal company, which we refer to as the “Postal Service,” through correspondent offices operating under our trademark “Banco Postal” (“Postal Bank”).

     Through our service contract dated September 24, 2001 with the Postal Service, we have exclusive rights to offer banking services at more than 7,500 locations, some of which we own and others which we rent from the Postal Service and which we refer to as “correspondent offices.”

     Delivery of services started on March 25, 2002, when we opened the first branch in the State of Minas Gerais. As of December 31, 2005 we had 5,461open branches in over 4,800 Brazilian municipalities and more than 4.5 million open accounts, which processed more than 30 million transactions monthly.

     More than 1,700 out of 5,461 branches were set up in new markets, which brought services, either directly or indirectly, to over 18 million people for whom financial services were previously either inaccessible or difficult to obtain.

     The Postal Bank offers nearly all of the same services offered by our traditional branches.

     In addition to Postal Bank services performed at correspondent offices, we have also opened outlets located on the premises of selected corporate clients, including retail networks, supermarkets, drug stores and bakeries, to provide our clients with grater access to banking services. These outlet companies process bills and bank collection invoices for our clients at their offices, as well as offering withdrawals from checking and savings accounts and pension payments.

     The banking services at our correspondent offices are provided by employees of the Postal Service and, in the case of our other outlets, by their respective employees, each of whom has received training from Bradesco. However, we retain control of over all decisions with respect to the opening of bank accounts for, and granting credit to, our customers at these locations.

     Other Strategic Alliances

     In November 2004, we entered into an exclusive operational agreement with Casas Bahia, the leading Brazilian retailer. The operational agreement is valid for three years and has a potential trading volume of R$1.0 billion per year, to finance Casas Bahia’s new consumer credit program, called “Crédito Direto ao Consumidor” (CDC). In November 2005, we began to issue and administer the private label credit card of Casas Bahia.

     In December 2004, Lojas Salfer, one of the largest Brazilian furniture and electronic retail chains, reached an operational and strategic agreement to finance new sales made by Lojas Salfer. The agreement maintains the existing relationship with and terms of financing that Lojas Salfer has been offering to its more than 1.1 million clients at its forty-seven store locations. Under this agreement we will provide the funding and Lojas Salfer will continue to manage the credit and collection relationship with its clients and will assume all financing risks. The agreement has no set expiration date and may constitute an additional credit portfolio (carteira de crédito adicional) of R$1.6 billion in the next few years for Bradesco.

     In December 2004, we reached an exclusive operational agreement with Banco BMC on credit right transfers of up to R$2.0 billion. This partnership involves personal lending contracts addressed to beneficiaries, mostly retired citizens and pensioners, of the Instituto Nacional do Seguro Social (Brazilian Social Security Institute), which we refer to as the “INSS”. The agreement is valid for a three-year term, and permits minimum monthly disbursements of R$50.0 million. This agreement provides Banco BMC with a consistently available credit line for its long-term financing needs and, as result, makes other resources available to finance medium-sized companies.

     Also in December 2004, we reached separate operational agreements with Banco Cruzeiro do Sul and Banco Bonsucesso on credit right transfers of up to R$4.0 billion each. These partnerships involve personal lending contracts addressed to INSS beneficiaries. Each agreement is valid for a three-year term, and permits maximum monthly disbursements of R$100.0 million, respectively. Banco Cruzeiro do Sul is a pioneer in payroll committed credit operations and has operations in twenty-one Brazilian states, with 194 agreements, at the federal, state and municipal levels.

     In January 2005, as part of our strategy to expand individual loans, we entered into an agreement with PanAmericano, a Silvio Santos Group finance company that involves personal lending contracts addressed to INSS beneficiaries. PanAmericano has expertise in offering personal lending to pensioners through its 130 branches in Brazil and 200 banking correspondents.

     On February 4, 2005, we reduced our participation interest in Companhia Siderúrgica Belgo-Mineira (Belgo–Mineira) by selling 315,000,000 of the common shares that we held in the company. We retained a 3.44% indirect interest in Belgo-Mineira capital stock with voting rights and 1.89% of its total capital stock.

     In June 2005, Banco Bradesco and Eletrozema, a department store that has its operations located in the State of Pará, as well as in the states of southeast and midwest Brazil, entered into an agreement to finance the purchases of Eletrozema´s customers. This transaction and the funding to be granted to Eletrozema´s customers are secured by a letter of guarantee.

     In July 2005, Banco Bradesco and Ponte Irmão, a retail chain that has 80 stores located in the states of the north, northeast and midwest of Brazil, entered into an agreement to finance the purchases made by Ponte Irmão’s customers. This transaction and the funding to be granted to Ponte Irmão’s customers are secured by a letter of guarantee.

     In August 2005, Banco Bradesco and Dismar (Dudony) entered into an agreement to finance the purchases of Dismar’s customers. Dismar is a store chain which has, among others, wholesale retail stores and electronic stores, with operations in the State of Paraná and several other Brazilian states.

     Banco Bradesco and Lojas Esplanada and Otoch entered into an agreement for the administration of Lojas Esplanada and Otoch’s private label credit cards, enabling its holders to finance their purchases, as well as for the marketing to the 2.3 million holders of these card certain information regarding Bradesco´s products and services. Lojas Esplanada and Otoch are one of the biggest retail chains located in the states of the northeast of Brazil.

     Banco Bradesco and Lojas Colombo S/A, the third biggest retail chain of electronic products and furniture in the country, signed a Memorandum of Understanding to establish a partnership pursuant to which Banco Bradesco will provide several products and financial services to the clients of Lojas Colombo. Lojas Colombo has 365 stores in the States of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo, and Minas Gerais and has acted as a correspondent bank since August 2004, with more than 2 million active clients.

     In March 2006, we entered into a joint venture agreement with Fidelity National Information Services, Inc., which we call “Fidelity National” and Banco ABN AMRO Real S.A., which we call “Banco Real” for the rendering of card processing services through a newly formed company called Fidelity Processadora e Serviços S.A., which we call Fidelity. The services to be provided by Fidelity encompass all credit and benefit card processing services, such as transaction authorization, processing and settlement, including data exchange, database marketing processing, customer service, billing, collection, information management, and fraud prevention. Fidelity will service our clients and those of Banco Real, and other major card issuers and is expected to be one of the largest providers of credit card processing services in the Brazil.

     In May 2006, we and GBarbosa Comercial Ltda., one of the biggest supermarket chains located in the states of the northeast of Brazil, entered into an agreement for the issuance and administration of GBarbosa private label credit card called “Credi Hiper” and the offering of financial service and products to the clients of GBarbosa.

     Insurance and Other Operations

     We acquired control of Bradesco Seguros, previously Atlântica Companhia Nacional de Seguros, in 1983. Between 1983 and 2004, Bradesco Seguros acquired interest in ten other entities and currently maintains six subsidiaries to comply with regulatory requirements. These acquisitions have enabled Bradesco Seguros to develop into one of the leading insurers in Brazil. In 1998, Bradesco Seguros incorporated Bradesco International Health Service, a subsidiary in Miami, which assists our clients who are receiving medical treatments abroad.

     In March 2005, Bradesco Seguros became our wholly owned subsidiary upon our acquisition of all the shares held by the minority shareholders of the company, for a total aggregate amount of R$12.0 million.

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

     Our strategy to achieve these goals is focused not only on continuing to expand our client base but also on consolidating our role as a “first bank” to each of our clients by always being their first option in meeting their financial needs. Our goal is to become the Brazilian market’s “complete bank” by playing an important role in each of the financial segments.

     With more than 73,000 employees, a wide network of distribution channels, which include our branches, outlets, Postal Bank services performed at correspondent offices and ATM machines, we intend to provide a broader list of retail banking services to our clients. We are focused on increasing our business volume, acting as full service commercial bank, both investment bank and corporate bank, and expanding our “private banking” business segment.

     In the insurance segment, we aim to consolidate the leadership of Bradesco Seguros e Previdencia in the pension plan segment by taking advantage of the continuous increase in the demand for our pension plan products.

     Furthermore, we intend to play an important role in each business segment and to be recognized by our clients as leaders in performance and efficiency.

     We understand that the success of a financial sector company depends not only on the number of clients it has, but also requires highly capable, well trained and dedicated personnel with strict work discipline standards. As a result, our growth plans are not limited to increasing our client base but are also focused on continuously improving our products and channels of distribution. Additionally, we believe that the basis for the development of our business is investing in the training and professional development of our employees and creating a cooperative and friendly environment where our employees can develop life-long careers.

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

  using our customer base to offer our products and services more widely and to increase the average number of products used per checking account from 4.7 products as of December 2005, to an average of 5.0 products per checking account by December 2006;

  using our branch-based systems aimed at assessing and monitoring our clients’ use of our products so as to channel them to the proper selling, delivery and trading platforms; and

  developing diverse products tailored to the needs of both our existing and potential clients.

     Build on the Bank-Insurance Model to maintain profitability and consolidate leadership in the insurance sector.

     Our goal is to have our customers look to us first for all their banking, insurance and pension needs. We believe that we are in an especially good position to capitalize on the synergies among banking, insurance, pension and other financial activities, since we are able to sell our traditional banking, insurance and pension products through our branch network brokers and sales offices and through our Internet distribution services.

     At the same time, we are looking to increase the profitability of our insurance and pension plan businesses by using our profitability measures, instead of the volume of premiums underwritten or amounts deposited, and by:

  maintaining our existing policy of careful evaluation of vehicle insurance risks and declining insurance in cases where such risks are too high;
  aggressively marketing our products; and
  maintaining acceptable levels of risk in our operations through a strategy of:
  prioritizing insurance underwriting opportunities according to the “risk spread”, which is the difference between the expected income under an insurance contract and the actuarially determined amount of claims likely to be paid under that same contract;
  entering into hedging transactions, so as to avoid mismatches between the actual rate of inflation and provisions for interest rate and inflation adjustments in long-term contracts; and
  entering into reinsurance agreements with well-known reinsurers through the IRB – Brasil Reseguros S.A., known as “IRB” to reduce exposure to large risks.

     Increase banking revenues, profitability and shareholder value by strengthening our loan operations and expanding our new products and services.

     Our strategy to increase revenues and profitability of our banking operations is focused on:

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

  focusing aggressively on fee-based services, such as bill collection and processing, and marketing them to existing and potential corporate clients;

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

     The development of efficient means of reaching customers and processing transactions is a key element of our goal to expand our profitability and to capitalize on opportunities for organic growth. Recently, we decided to strengthen this strategy by modifying our technological standards in order to maintain our market leadership in technological innovation, and we established a task force aimed at improving the public perception of the technology we use.

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

     We intend to improve on our levels of efficiency by:

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

Banking Activity

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

  international banking; and

  asset management services.

     Our diverse customer base includes individuals and small, midsized and large companies in Brazil. Historically we have cultivated a stronger presence among the broadest segment of the Brazilian market, consisting primarily of middle- and low-income individuals. During the 1990s, we reached out to corporations and high-net-worth individuals to complement our traditional client base. Since 1999, we have built our corporate department, which serves our corporate clients who have annual revenues of R$180.0 million or more, and a private banking department, which serves individual clients who have minimum net assets of R$1.0 million. In 2002, we created Bradesco Companies (Bradesco Empresas) which is responsible for corporate clients that have an annual income of between R$15.0 and R$180.0 million, with the goal of expanding our business in the “middle corporate market” sector. In May 2003, we launched Bradesco Prime, a new division of Bradesco that offers services to individual clients who either have a monthly income of at least R$4,000 or have R$50,000 available for immediate investment. Bradesco Retail

(Bradesco Varejo) is our division responsible for the corporate clients that have an annual income lower than R$15.0 million and the individual clients that have a monthly income lower than R$4,000.

     The following diagram shows the breakdown of our banking activities as of December 31, 2005:

     The following table sets forth selected financial data for our banking segment for the periods indicated:

	As of and for the year ended December 31,

	2003	2004	2005

		(R$ in million)
Income statement data:
Net interest income(1)	R$10,034	R$9,861	R$12,892
Provision for loan losses	(2,034)	(1,429)	(1,823)
Non-interest income(1)	4,041	6,370	8,177
Non-interest expense	(10,424)	(11,418)	(13,418)
Income before taxes and minority interest (1)	1,617	3,384	5,828
Taxes on income	24	(457)	(1,570)
Income before minority interest (1)	1,641	2,927	4,258
Minority interest	(6)	(8)	(2)

Net Income	R$1,635	R$2,919	R$4,256

Balance sheet data:
Total assets	134,767	144,796	165,072

Selected results of operations data:
Interest income:
Interest on loans	R$12,176	R$12,812	R$17,236
Interest on securities	1,895	1,496	3,548
Interest on federal funds sold and securities purchased
under agreements to resell	3,861	2,738	2,018
Interfinancial deposits	315	132	311
Compulsory deposits with the Central Bank	1,459	1,542	2,160
Others	62	73	61

Interest expense:
Interest on deposits	(6,401)	(5,008)	(6,944)
Interest on federal funds purchased and securities sold
under agreements to repurchase	(2,855)	(2,390)	(3,862)
Interest on short-term borrowing and on long-term debt	(478)	(1,534)	(1,635)

Fee and commission income	R$3,225	R$3,885	R$4,687
________________________________________________________
(1) Includes income from related parties outside of the banking segment.

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

     At December 31, 2005, we had 16.5 million checking accounts, with 15.5 million individual account holders, 957,000 corporate account holders and 35.1 million savings accounts. As of December 31, 2005, deposits (excluding deposits from financial institutions) totaled R$75.2 billion and we had a 19.3% share of the Brazilian savings deposit market, according to the Central Bank.

     The following table sets forth a breakdown by product type of our deposits at the dates indicated:

	December 31,

	2003		2004		2005

	(R$ in million, except %)
Deposits from Customers:
Demand deposits	R$12,912	22.3%	R$15,384	22.4%	R$16,223	21.5%
Reais	12,647	21.8	15,155	22.1	16,026	21.2
Foreign currency	265	0.5	229	0.3	197	0.3

Savings deposits	22,140	38.1	24,783	36.1	26,201	34.7
Reais	22,140	38.1	24,783	36.1	26,201	34.7

Term deposits/certificates of
deposit	22,944	39.5	28,460	41.5	32,837	43.6
Reais	19,003	32.7	26,246	38.3	30,434	40.4
Foreign currency	3,941	6.8	2,214	3.2	2,403	3.2

Total deposits from
customers	57,996	99.9	68,627	100.0	75,261	99.8

Deposits from financial
institutions	31	0.1	20	-	146	0.2

Total	R$58,027	100.0%	R$68,647	100.0%	R$75,407	100.0%

     We offer our clients some additional special services, such as:

  the “Easy-Checking Account,” a combination checking account and savings account in which, after the lapse of a pre-set period (the length of which is determined by regulation), deposited funds earn interest at the same rate as our savings accounts, unlike our ordinary checking accounts, which earn no interest;
  “identified deposits,” which allow our clients to identify deposits made in favor of a third party through the use of a personal identification number; and

  real-time banking transfers from a checking, savings or investment account to another checking, savings or investment account or between checking, savings and investment accounts, including accounts at other banks.

     Credit Operations

     The following table sets forth a breakdown by product type of our credit operations in Brazil, in each case at the dates indicated:

	December 31,

	2003	2004	2005

Loans outstanding by product type:	(R$ in million)
Consumer credit operations	R$11,365	R$16,282	R$26,137
Real estate financing	1,512	1,370	1,355
Loans from Banco Nacional de Desenvolvimento Econômico	7,226	7,219	8,240
e Social (“BNDES”)
Other local corporate loans	13,930	16,124	20,450
Agricultural credit	4,404	6,034	6,369
Leasing	1,364	1,626	2,491
Credit Cards	1,373	1,289	1,830
Import and export financings	9,048	9,423	11,167
Other foreign loans	2,429	1,588	1,900
Other public sector loans	-	15	49

Total	52,651	60,970	79,988

Non-performing loans	2,144	2,206	2,701

Total	R$54,795	R$63,176	R$82,689

     The following table sets forth a summary of the concentration of our outstanding loans by borrower size.

	December 31,

	2003	2004	2005

Borrower size:
Largest borrower	1.5%	1.4%	1.1%
10 largest borrowers	10.1	8.9	7.0
20 largest borrowers	15.3	13.0	10.5
50 largest borrowers	24.4	20.7	16.8
100 largest borrowers	31.6%	26.4%	22.0%

Consumer Credit Operations

     We provide a significant volume of personal loans to individual customers, which diminish the impact of any one loan on the performance of our portfolio and helps build customer loyalty. Such loans consist primarily of:

  short-term loans, extended by our branches to holders of our checking accounts and, within certain limits, through our ATM network, and which have an average maturity of three months and on which interest accrues at an average rate of 5.52 % per month as of December 31, 2005;

  automobile financing loans, which have an average maturity of twelve months and on which interest accrues at an average rate of 3.0% per month as of December 31, 2005; and

  overdraft loans on checking accounts, which are, on average, repaid in one month and which carry interest rates varying from 4.58% to 8.23% per month as of December 31, 2005.

     We also provide revolving credit facilities and traditional term loans. At December 31, 2005, we had outstanding advances, overdrafts, automobile financings, consumer loans and revolving credit loans in an aggregate amount of R$26.1 billion, representing 31.6% of our credit portfolio as of that date. On the basis of loans outstanding at that date, we had a 17.6% share of the Brazilian consumer loan market, according to information published by the Central Bank.

     Banco Finasa, our financing subsidiary, focuses on providing consumers with financing for the purchase of vehicles, other goods, leasing and personal loans. Banco Finasa’s wholly owned subsidiary, Finasa Promotora de Vendas Ltda, is responsible for Banco Finasa’s sale promotion. As of December 31, 2005, Finasa Promotora operates 239 branches throughout Brazil, as well as sales offices located in 17,949 vehicle stores and 22,490 stores that sell furniture, tourism services, auto parts, information technology programs, construction materials, clothing and shoes, among others. As of December 31, 2005, Finasa Promotora de Vendas had 4,029 employees, 74.0% of which directly focused on sales promotion.

Real Estate Financing

     At December 31, 2005, we had 30,198 residential mortgage loans outstanding and 20.7% of all the units financed by the civil construction sector, according to information published by the Central Bank. On December 31, 2005, the aggregate outstanding amount of our residential mortgage loans amounted to R$1.4 billion, representing 1.6% of our loan portfolio.

     Our residential mortgage financings are made by either the Sistema Financeiro Habitacional, which we call the “SFH,” or the Carteira Hipotecária Habitacional, which we call the “CHH”. Loans from both portfolios are made at annual interest rates that vary between 12.0% to 18.0% plus TR.

     Residential loans of SFH have stated maturities between five to eighteen years and the residential loans of CHH typically have maximum maturities of fifteen years and are subject to greater interest rates than the SFH loans.

     Our construction loans granted to individuals have a stated maturity of up to twelve months and a repayment period lasting up to ten years. Payments are made on a floating rate basis of TR plus 12.0% per year for the SFH loans.

     We also extend financing to corporate customers under the SFH. These loans, which are for construction purposes, typically have a maturity of up to twenty-four months and repayment begins within two years after the formal conclusion of construction. We make these loans on a floating-rate basis of TR plus 12.0% per year during the construction stage for SFH loans and TR plus 18.0% per year after construction has been completed for CHH loans.

     Central Bank regulations require us to provide an amount of residential real estate financing equal to at least 65.0% of the balance of our savings accounts. Amounts that can be used to satisfy this requirement include, in addition to direct residential real estate loans, mortgage notes, charged-off residential real-estate loans, and other financings, all as specified in guidelines issued by the Central Bank. We generally do not finance more than 80.0% of the purchase price or the market value of a property, whichever is lower.

     We currently hold 9.1% of the voting capital of Companhia Brasileira de Securitização, also known as “CIBRASEC”. CIBRASEC is a special purpose vehicle controlled by several Brazilian financial institutions that is engaged in the securitization of housing loans.

     On-lending of BNDES Loans

     The Brazilian government has a program to provide government-funded long-term loans with below-market interest rates to sectors of the economy that it has targeted for development. Under this program, we borrow funds from either (1) Banco Nacional de Desenvolvimento Econômico e Social, also known as “BNDES,” which is a Brazilian development bank wholly-owned by the federal government, or (2) Agência Especial de Financiamento Industrial–FINAME, also known as “FINAME,” the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on the loans based on the borrowers’ credit. The on lending, whose risk is ours, is always secured. For further information on our BNDES loans, see note 14(a) to our consolidated financial statements.

     According to BNDES, we are the biggest bank on-lender of BNDES loans, which we lend primarily to small corporate customers in the industrial sector. Our on-lending portfolio was R$8.2 billion on December 31, 2005, representing 10.0% of our credit portfolio at that date.

Other Corporate Lending

     We provide traditional loans for the ongoing needs of our corporate clients. We had R$20.5 billion of outstanding corporate loans, accounting for approximately 24.7% of our credit portfolio at December 31, 2005. We offer a range of loans to our Brazilian corporate clients, including:

  short-term loans of twenty-nine days or less;

  working capital loans to cover our customers’ cash needs;

  guaranteed checking accounts;

  revolving credit lines;

  discounting of trade receivables; and

  merchandise financing.

     These lending products generally bear an interest rate of between 2.1% and 6.64% per month.

Agricultural Loans

     We extend loans to the agricultural sector, which are financed by demand deposits, as well as by our own resources, in accordance with Central Bank regulations. At December 31, 2005, we had R$6.4 billion in outstanding agricultural loans, representing 7.7% of our credit portfolio. In accordance with Central Bank regulations, we extend loans using funds from our compulsory deposits at a fixed rate, which was 8.75% per annum at December 31, 2005. The maturity of these loans generally matches agricultural cycles and the principal becomes due at the time the crop is sold. As security for such loans, we generally obtain a mortgage on the land where the activity being financed is conducted.

     As with housing loans, Central Bank regulations establish an obligation to extend agricultural sector credits. Current Central Bank regulations require us to use at least 25.0% of our checking account deposits to provide rural credit. If we do not meet the 25.0% threshold, we must deposit the unused amount in a non-interest-bearing account with the Central Bank.

Micro Credit

     We extend micro credit to low-income persons and small companies, in accordance with Central Bank regulations requiring that banks direct a portion of their cash deposits to such credit transactions. We began extending such micro credits in August 2003. At December 31, 2005, we had 332,479 micro credit loans outstanding, totaling R$86.7 million and representing 0.1% of our credit portfolio.

     In accordance with Central Bank regulations, the micro credit loans have a maximum effective interest rate of 2.0% per month. The relevant regulations issued by Conselho Monetario Nacional, known as “CMN”, mandate that the maximum amount loaned to any borrower be limited to R$580 for individuals and R$1,430 for small companies.

Leasing Operations

     According to ABEL – Associação Brasileira das Empresas de Leasing, as of December 31, 2005, the value of our outstanding leases was one of the largest among private leasing operations in Brazil, as measured by the discounted present value of the leasing portfolio. In addition, the aggregate discounted present value of the leasing portfolios of leasing companies in Brazil on December 31, 2005 was R$21.9 billion, of which we had a market share of 11.5% .

     On December 31, 2005, we held 54,607 outstanding leases with an aggregate value of R$2.5 billion, representing 3.0% of our credit portfolio. The size of our leasing portfolio was R$1.4 billion (under approximately 30,000 contracts) at December 31, 2003 and R$1.6 billion (under approximately 28,000 contracts) at December 31, 2004.

     The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

     Most of our leases are financial (as opposed to operational) leases, and our leasing operations primarily involve the leasing of cars, trucks, material handlers, aircraft and heavy machinery. In 2005, 62.1% of our outstanding leases were automobile leases, as compared to 77.4% for the Brazilian leasing market as a whole.

     As of December 31, 2005, we conducted our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Banco Finasa.

     We obtain funding for our leasing operations, primarily through the issuance of debentures and notes in the domestic market. At December 31, 2005, Bradesco Leasing had R$15.4 billion of debentures outstanding in the domestic market, which mature in 2025.

Terms of Leasing Agreements

     Financial leases represent a source of medium- and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is twenty-four months for transactions with respect to goods with an average life of five years or less, and thirty-six months for transactions with respect to goods with an average life greater than five years. There is no legally imposed maximum term for leasing contracts. At December 31, 2005 the remaining average maturity of contracts in our lease portfolio was 35.4 months.

     Through our leasing companies, we retain legal title to each asset until the final installment (including any agreed residual value) due under the lease is paid by the lessee. Our lease contracts are typically structured to spread payments on the agreed residual value through the life of the contract. We generally repossess the leased asset if a lessee is in default and require both a 30.0% down payment and maintenance by the lessee of full insurance on the leased asset.

Credit Cards

     We issued Brazil’s first credit cards in 1968, and as of December 31, 2005, we were one of Brazil’s largest independent credit card issuers, with 10.2 million credit cards issued, equal to 13.1% of the approximately 66.3 million credit cards issued in Brazil, according to information published by Visa and Mastercard. We offer Visa and MasterCard credit cards to our existing customers as well as to potential clients. As of December 31, 2005, our credit cards were accepted in over twenty-four million commercial and service establishments in more than 150 countries.

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

  credit cards directed toward high-net-worth customers, such as “Gold”, “Platinum” and “Infinite” Visa and “Black” MasterCard;

  cards which combine the features of a credit card (known as “Visa Fácil”) and a debit card (known as “Visa Electron”). Holders of these cards can use them to carry out traditional banking transactions as well as to purchase goods. These cards have lower credit limits;

  chip-embedded credit cards, which allow holders to use passwords instead of signatures;

  corporate credit cards accepted nationwide and internationally;

  “co-branded” credit cards, which we offer through partnerships we have with traditional companies, such as airlines, retail stores , newspapers, magazines, automobile companies and others;

  “affinity” credit cards, which we offer through civil associations, such as sport clubs and non-governmental organizations;

  “Mini Bradesco Visa” credit cards, which are 43.0% smaller than standard credit cards;

  “Cred Mais” credit cards for employees of our payroll processing clients, which have more attractive revolving credit fees;

  private label credit cards, which exclusively target retail clients in efforts to leverage the loyalty of our business and individual clients.

  “GiftCard”, which is a prepaid card sold as a gift to individuals;

  SMS – Bradesco Message Service, which allows the credit card holder to receive a text message in their mobile phone informing them that a transaction with its respective credit card has been made;

  “National Credit Card MT Foment Card” (Cartão de Crédito Nacional MT Fomento Card), which has special credit card fees for Public Servants, retirees, pensioners and commissioners of the Government of the State of Mato Grosso;

  “CPB - Bradesco Ticket Card”, which is focused on the management and control of plane ticket expenses for corporations; and

  “Casas Bahia Visa Credit Card”, which allows the holder to pay for purchases made at Casas Bahia stores in up to twenty-four monthly installments, as well as the use of the card in all establishments that accept Visa credit cards.

     As of December 31, 2005, we had more than seventy-seven partners with whom we offered co-branded, affinity and private label credit cards. These relationships have allowed us to integrate our relationships with our clients, allowing us to offer our credit card customers banking products and insurance services.

     The following table sets forth a breakdown of credit cards we issued in Brazil by type of card at the dates indicated:

	December 31,

	2003		2004		2005

	Number of cards outstanding	% of total number	Number of cards outstanding	% of total number	Number of cards outstanding	% of total number

Visa	6,513,996	92.0%	7,056,789	92.6%	7,772,898	76.0%
MasterCard	475,645	7.0%	547,935	7.2%	896,751	9.0%
American Express	32,311	1.0%	-	-	-	-
Private Label	-	-	16,851	0.2%	1,534,739	15.0%

Total	7,021,952	100.0%	7,621,575	100.0%	10,204,388	100.0%

     Our credit card billing totaled R$14.0 billion during 2005, an increase of 22.2% over 2004.

     Debit Cards

     We began issuing debit cards in 1981 under the name “Bradesco Instantâneo.” In 1999, we began converting all our Bradesco Instantâneo debit cards into new cards called “Bradesco Visa Electron” cards. Customers who hold Bradesco Visa Electron debit cards can use them to make purchases at establishments and obtain advances at the BDN network in Brazil and the Visa Plus network worldwide. The amount paid is withdrawn from the cardholder’s Bradesco account, eliminating the inconvenience and bureaucracy of a check. We charge affiliated establishments a commission fee of 1.6% on each Visa Electron transaction. The total income from debit cards totaled R$12.2 billion in 2005, a 29.8% increase from 2004, also due to the increase in the client base and the preference for this type of payment.

     In 2005, Bradesco was one of the main companies responsible for the increase in the portfolio of Visa Vale, a company created by Bradesco, Banco do Brasil and ABN Amro Bank based on the Government’s Workers’ Food Plan (Programa de Alimentação ao Trabalhador, known as “PAT”). The portfolio of Visa Vale reached over one million debit cards by December 31, 2005, an increase of 35.6% over 2004. These cards are distributed by employers to certain employees to pay for food.

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

Charging (Cobrança)

     In 2005, we processed 919.2 million payments, with a total aggregate amount of R$921.9 billion and, in 2004, we processed 854.1 million charging transactions, with a total aggregate amount of R$812.5 billion.

Collections (Arrecadações)

     In 2004, we processed 248.1 million tax payments, utility bills and payments to the beneficiaries of the social security system, with a total aggregate amount of R$140.8 billion. In 2005, we processed 271.8 million of such payments, with a total aggregate amount of R$160.7 billion, including:

  R$22.0 billion paid in 2005 for electricity, water, gas and telephone bills, out of which 29.5% was paid through automatic debit in checking and savings accounts; and

  R$113.2 billion paid in 2005 as tax collection.

Check-Custody Services

     As of December 31, 2005, we had 218,000 post-dated check -custody service accounts totaling R$3.9 billion. Post-dated checks are a means of term payment frequently used in Brazil, particularly in the retail and wholesale sectors. Under this system, clients pay their goods and services with future dated bank checks, which the seller deposits on an agreed upon later date, effectively extending the time in which payment must be made. We offer our clients who use our check-custody service various alternatives, such as electronic data selection and available credit lines for fund advances. In 2004, we had 195,000 post-dated check-custody services accounts totaling R$3.9 billion.

     Suppliers and Taxes Payment

     We offer our corporate clients electronic payment services, which allow them to make payments and financial transfers to their suppliers and creditors, as well as pay taxes and public utility bills online. As of December 31, 2005, more than 359,000 companies were using these services. In 2004, we processed over 111.1 million payments and transfers, totaling R$401.5 billion. In 2005, we processed over 128.4 million payments and transfers, totaling R$470.3 billion.

     In 2005, R$25.5 billion were paid to beneficiaries and pensioners of INSS, representing 18.3% of the total number of INSS beneficiaries in that year.

     Administrative Services and Human Resource Solutions

     We offer our corporate clients several electronic solutions for management of human resources and administrative services, including: payroll processing, employee checking accounts, known as “salary accounts”, the “salary card” for employees who do not have accounts at Bradesco and the “company card”, for the payment of business trips and other company-related expenses. Once employees receive their salaries through this system, they may take advantage of various services, including overdraft protection and access to a broad ATM network. We earn revenues from these services through fees paid by our corporate clients.

     Capital Markets and Investment Banking Services

     Underwriting Services

     We have been among the leaders in domestic debt and equity underwriting in Brazil for more than ten years, for both fixed income and variable income securities. In 2004, we participated in the issuance of notes of Braskem S.A. (R$1.2 billion); Suzano Bahia Sul Papel e Celulose (R$500.0 million); Telecomunicações de São Paulo S.A. – Telesp (R$1.5 billion), Klabin S.A. (R$314.0 million) and in the issuance of promissory notes by Empresa Brasileira de Telecomunicações S.A. – Embratel (R$1.0 billion).

On December, 31, 2005, according to ANBID, we were ranked:

  first in originations of transactions, with R$4.628 billion in operations with fixed income securities; and

  seventh in placement of securities, with a total of R$126.9 million in equity transactions and R$1.628 billion in fixed income operations.

     During 2005, we coordinated R$26.9 billion in equity and debt transactions, representing 46.2% of the issuances registered with the CVM. In 2004, we coordinated public issuances of equity and debt securities in the Brazilian market totaling R$12.5 billion, corresponding to 59.5% of all transactions registered with the CVM.

     In 2005, we coordinated the initial public offerings of Lojas Renner S.A. (R$890.3 million); EDP - Energias do Brasil S.A. (R$1.18 billion); OHL Brasil S.A. (R$431.3 million); Cyrela Brazil Realty S.A. (R$902.2 million) and Cosan S.A. Indústria e Comércio (R$885.8 million). We have also participated in the issuance of notes by Braskem S.A. (R$300.0 million); Camargo Corrêa Cimentos S.A. (R$360.0 million); Companhia de Eletricidade da Bahia – Coelba (R$540.0 million) and Ultrapar Participações S.A. (R$300.0 million).

     Advisory Services

     In 2005, we advised the following companies on structuring of credit receivables fund (Fundos de Investimento em Direitos Creditorios, known as “FDIC”), (i) Furnas Centrais Eletricas II, in the amount of R$900.0 million, (ii) BGN Life Credito Consignado (1st and 2nd series), in the amount of R$400.0 million, (iii) CESP II, in the amount of R$650.0 million, and (iv) Motorola Industrial, in the amount of R$538.0 million.

     We also coordinated several mergers and acquisitions transactions, such as the tender offer made by Cargill Agricola S.A. for the acquisition of the shares issued by Seara Alimentos S.A. and the acquisition of the share control of Águas Guariroba S.A.

     Bradesco has also served as a financial advisor in project finance transactions for greenfield projects, such as the Enercan Project (October, 2001 - December, 2005), Furnas Centrais Eletricas in the Paulistas and Simplicio power generation plants (November - December, 2005) and Itumbiara Project (Since September, 2004).

     In 2005, we served as financial advisors to (i) Ceará Steel Project, a Brazilian steelmaker whose shareholders are DongKuk Steel, Danieli and Companhia Vale do Rio Doce in connection with the structuring of the local funding for such project; (ii) Luziânia Consortium which is formed by Furnas Centrais Eletricas S.A., Schahin Engenharia, Queiroz Galvao, CEMIG and Orteng in order to assist them in the auction of certain transmission lines; and (iii) Furnas Centrais Eletricas S.A., in order to assist it in the bidding process for the development of the Simplicio and Paulista power generation projects, in which Furnas has been the winner. We are also providing financial advisory services to Campos Novos Energia Project, a hydroelectric power plant held by CPFL, Votorantim, CEEE and CELESC and to Itumbiara Project, a transmission line held by the Spanish companies of Elecnor, Isolux and Cobra.

     Brokerage and Trading Services

     Through our wholly-owned subsidiary Bradesco S.A. Corretora de Títulos e Valores Mobiliários, which we refer to as “Bradesco Corretora,” we trade futures, options and corporate and Brazilian government securities on behalf of our customers. The clients of Bradesco Corretora include individuals with many assets, large companies and institutional investors. Bradesco Corretora’s clients include high net worth individuals, large corporations and institutional investors. Bradesco Corretora also offers investment analysis services, which provide market performance reports, portfolio advice and stock guides.

     During 2005, Bradesco Corretora traded more than R$18.1 billion on BOVESPA and, according to BOVESPA, was ranked twelfth in Brazil in terms of total trading volume.

     In addition, during 2005, Bradesco Corretora traded approximately 3.9 million futures, swaps, options and other contracts, with a total value of R$402.9 billion, on the Bolsa de Mercadorias e Futuros (the Brazilian Mercantile and Futures Market, which we call the “BM&F”). According to the BM&F, in 2005, Bradesco Corretora was ranked 20th in the Brazilian market, in terms of the number of options, futures and swaps contracts executed. In 2004, Bradesco Corretora traded 2.9 million of futures, swaps, options and other contracts, with a total amount of R$315.8 billion on BM&F and, according to BM&F, was ranked 27th in the Brazilian market.

     Bradesco Corretora has twenty one brokers covering retail investors and assisting our branch managers, eight brokers dedicated to Brazilian and foreign institutional investors and nine brokers dedicated to the BM&F. Bradesco Corretora has twelve traders on the floor of BM&F. Our branch managers are charged with the task of marketing the services that Bradesco Corretora offers.

     Bradesco Corretora offers its clients the ability to trade securities via the Internet through its “ShopInvest” service. In 2005, trading through “ShopInvest” totaled R$1.8 billion, corresponding, according to BOVESPA, to 2.3% of all transactions carried out through the Internet on BOVESPA and ranking Bradesco Corretora as the 8th largest Internet trader in the Brazilian market. In 2004, negotiations through ShopInvest totaled R$1.4 billion, corresponding, according to BOVESPA, to 2.8% of all the transactions carried out through the Internet on BOVESPA, ranking Bradesco Corretora as the 5th largest

Internet trader in the Brazilian market. In 2005, Bradesco Corretora achieved the date protection and privacy seal GoodPriv@cy in the Home Broker product – Protection Management of Data Transmitted through the Internet (ShopInvest), to enable the peddling of stock in the BOVESPA.

     In July 2005, Bradesco Corretora made available to its clients the Direct Treasury Program, which enables the individual client to invest in Federal Public Securities through the Internet by only registering in Bradesco Corretora through its website.

     Bradesco Corretora also offers its services as a representative of non-resident investors in transactions carried out in the financial and capital markets, in accordance with the terms of CMN Resolution No. 2,689 which we refer to as “Resolution 2,689.” For more information regarding Resolution 2,689 see “Item 10. Additional Information–Exchange Controls.”

     Administrative, Depositary and Custodial Services

     Through our infrastructure and specially trained personnel, we offer our clients several services, such as custody of securities, controllership, receivable funds, DR-depositary receipt, BDR-brazilian depositary receipt, bookkeeping for shares, debentures and quotas of investments funds. These services have received a total of eight ISO 9001:2000 certifications.

     As of December 31, 2005:

     - Book-entry assets

  our system for registered shares had 164 companies, with a total of 2.4 million shareholders;

  our system for registered debentures had 42 companies with a total market value of R$35.6 billion;

  our system for registered quotas had 26 investment funds with a market value of R$1.5 billion; and

  we administered two BDR registered programs, with a market value of R$127.6 million.

     - Custody and Accounting

  our custodial services clients (funds, portfolios, receivables, DR and mutual funds) had total assets in custody of R$179.3 billion;

  we act as custodian for 8 DR Programs registered, with market value of R$42.1 billion; and

  R$236.1 billion is the total net worth of the 658 investment funds and portfolios that used our controllership services.

International Banking

     As a private commercial bank, we offer a range of international services, such as exchange transactions, external trade financing, lines of credit, and offshore banking activities. Our overseas network is made up of:

  in New York City, our branch and Bradesco Securities Inc., our subsidiary brokerage firm, which we call “Bradesco Securities U.S.”;

  in Cayman Islands, a branch of Bradesco well as our subsidiary, Cidade Capital Markets Ltd., which we called “Cidade Capital Markets”;

  in the Bahamas, a branch of Boavista;

  in Argentina, Banco Bradesco Argentina S.A., our subsidiary, which we call “Bradesco Argentina”;

  in Luxembourg, Banco Bradesco Luxembourg S.A., our subsidiary, which we call “Bradesco Luxembourg”; and

  in Japan, Bradesco Services Co. Ltd., our subsidiary, which we call “Bradesco Services Japan.”

     Our international operations are coordinated by our exchange department and supported by twelve operational units in Brazil, in addition to four additional support units and 3 foreign exchange platforms, located in Brazil’s principal exporting and importing centers.

     Revenues from Brazilian and Foreign Operations

     The table below provides for a breakdown of our revenues (interest income) plus non-interest income arising from our operations in Brazil and overseas for the periods indicated:

	December 31,

	2003		2004		2005

	R$ in	%	R$ in	%	R$ in	%
	million		million		million

Brazilian operations	R$35,464	99.0%	R$37,228	98.0%	R$48,222	98.7%
Overseas operations	361	1.0	777	2.0	641	1.3%

Total	R$35,825	100.0%	R$38,005	100.0%	R$48,863	100.0%

Foreign Branches and Subsidiaries

     Our foreign branches and subsidiaries are principally engaged in sourcing funds in the international markets to provide us with credit lines to extend to our customers, who are generally Brazilian companies seeking external trade financing. Bradesco Luxemburg also provides services to the private banking segment. With the exception of Bradesco Services Japan, our branches also take deposits in foreign currency from corporate and individual clients and extend credit to Brazilian and non-Brazilian clients. The total assets of the foreign branches, excluding transactions between related parties, were R$14.4 billion as of December 31, 2005.

     Our foreign branches periodically issue debt securities. In addition to short-term financing obtained from international banking institutions for foreign trade financing, our foreign branches, together with our head office in Brazil, raised US$901.0 million during 2005, through public and private placements of medium-term and long-term securities. In 2005 there was a lower demand for loans indexed in foreign currency among Brazilian companies. Thus, in spite of the anxiety of the international capital markets for our securities, we did not access the market that much in 2005 compared to 2004, when we raised funds in the amount of US$1.46 billion. The access to the international capital markets, through the issuance of debt securities, diversifies our sources of foreign currency denominated funding. For most of Latin American companies, our access to funding through such issuances and our ability to diversify our sources of foreign currency denominated funding are, and will continue to be, subject to the domestic and international market conditions and international lender’s perception of emerging market risks.

     Bradesco Argentina. With a view to expanding our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, with an initial capitalization of R$54.0 million. Bradesco Argentina’s general purpose is to extend financing, largely to Brazilian companies established in Argentina and, to a lesser extent, to Argentinean companies doing business with Brazil. At December 31, 2005, its total assets were R$49.4 million.

     Bradesco Luxemburgo. In April 2002, we acquired the total issued and outstanding shares of Banque Banespa International S.A, in Luxembourg and changed its name to Banco Bradesco Luxembourg S.A. In September 2003, Mercantil Luxembourg was merged into Banco Bradesco Luxembourg S.A., being Banco Bradesco Luxembourg S.A. the surviving entity. On December 31, 2005, the total assets of this subsidiary were R$947.9 million.

     Bradesco Services Japan. In October 2001, we incorporated Bradesco Services Japan to provide specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil. At December 31, 2005, its total assets were R$1.4 million.

     Bradesco Securities U.S. Bradesco Securities U.S., our wholly owned subsidiary, is a broker dealer in the United States. Its focus is on facilitating the purchase and sale of shares, primarily in the form of ADRs. The company is also authorized to deal with bonds, commercial paper and deposit certificates, among other securities, and to provide investment advisory services. Currently, we have more than ninety ADR programs for Brazilian companies that trade on the New York Stock Exchange. On December 31, 2005, it had assets of R$53.0 million.

     Cidade Capital Markets. In February 2002, Bradesco, through BCN, acquired Cidade Capital Markets in Grand Cayman, as part of our acquisition of its parent company Banco Cidade. At December 31, 2005, our subsidiary Cidade Capital Markets had R$75.5 million in assets.

     In 2005, BCN Cayman and Mercantil Cayman were merged into Bradesco Cayman and Boavista Banking Ltd. Nassau and Boavista Grand Cayman have been wind-up.

Banking Operations in the United States

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

     We provide foreign currency payments on behalf of the importer directly to the exporters, attached to the receipt of a local currency payment by importers. Exporters usually receive an advantage in local currency upon the closing of the export contract, in exchange for an assignment of a foreign currency receivable due n the contract maturity date. Financings of imports done prior to the shipment of the goods are called Adiantamento Sobre Contrato de Câmbio, (Advances on Exchange Contracts, or “ACC”), whereby the funds obtained are used in the production of the goods that will be exported. Financings done after the shipment of the goods, when the exporter is awaiting payment, are called Adiantamento Sobre Contrato de Exportação (Advances on Export Contracts, or “ACE”).

     Other types of financings for exports include pre-payment of exports, BNDES-EXIM on lending, and advance discounts.

     Our foreign trade portfolio is funded primarily by credit lines with correspondent banks. We maintain relationships with various North American, European, Asian and Latin American financing institutions for this purpose, relying on our network of approximately 1,000 correspondent banks abroad, 93 of which granted funding facilities to us at the end of 2005.

     By December 31, 2005, the costs associated with the financing of exports had reached their lowest levels in recent years, fifteen basis points above LIBOR for the period of 180 days and twenty-five basis points above LIBOR for 360 days. In comparison to 2004, there was a reduction of approximately eighteen base points, demonstrating a substantial improvement in the international market’s perception of Brazilian risk.

     In addition to traditional credit lines from banks, we had a Commercial Paper program in the United States in the amount of US$300.0 million, which was liquidated in June 2005.

     At December 31, 2005, the balance of our export financing transactions was R$10.1 billion and the balance of our import financing transactions was R$1.1 billion. The volume of our foreign exchange contracts for exports reached US$25.6 billion, a 27.8% increase over 2004. Based on Central Bank information, during 2005, we had a market share for foreign exchange contracts for exports of 20.2% . During 2005, the volume of our foreign exchange contracts for imports reached US$10.3 billion, a 38.9% increase over 2004. In addition, our market share for foreign exchange contracts for import was 14.5%, based on Central Bank information.

     The following table sets forth the composition of our foreign trade portfolio at December 31, 2005:

December 31, 2005

Export Financing	(R$ in million)
Advances on Exchange Contracts (ACCs)	R$4,146
Advances on Export Contracts (ACEs)	1,245
Pre-payment of exports	3,202
On-lending of funds via BNDES/EXIM	1,255
Other	219

Total Export Financing	R$10,067

Import Financing
Foreign-exchange-denominated import financings	686
Withdrawal discounted from import	414

Total Import Financing	1,100

Total Foreign Trade Portfolio	R$11,167

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

Private Banking Services

     Bradesco Private Banking offers its high net worth individual clients (those who have liquid assets in excess of R$1.0 million), an exclusive range of products and services, including assistance in asset allocation, fiscal and tax succeeding advice.

Asset Management

     We manage third-party assets by means of:

  mutual funds;

  individual and corporate investment portfolios;

  pension funds, including assets guaranteeing the technical reserves of Bradesco Vida e Previdência; and

  insurance companies, including assets guaranteeing the technical reserves of Bradesco Seguros.

     At December 31, 2005, we had R$121.2 billion of assets under management, representing (15.0% of Brazilian market share), R$111.8 billion of which managed by Bradesco Asset Management and R$9.4 billion in third party funds related to the management, custodial and accounting services of BEM DTVM.

     At December 31, 2005, we offered 516 funds and 110 portfolios over 3.4 million investors. We also offer a range of fixed asset, floating rate, money market and other funds. Currently we do not offer investments in highly leveraged funds.

     The following tables set forth the distribution of assets among our funds, the number of customers and the number of funds and customer portfolios as of the dates indicated:

	Distribution of Assets(1)
	December 31,
	2003	2004	2005

		(R$ in million)
Mutual Funds:
Fixed income	R$69,784	R$83,441	R$104,183
Variable income	2,710	2,812	3,357
Third party share funds	1,294	5,067	5,103

Total	R$73,788	R$91,320	R$112,643

Managed Customer Portfolios
Fixed income	6,728	5,922	6,340
Variable income	2,305	2,321	1,822
Third party share funds	196	77	377

Total	R$9,229	R$8,320	R$8,539

Total	R$83,017	R$99,640	R$121,182
_______________________
(1) Calculated in accordance with the criteria used for ANBID Third Party Asset Management Global Banking, which eliminates the effects of double counting.

	As of December 31,

	2003		2004		2005

	Amount	Quota	Amount	Quota	Amount	Quota
		holders		holders		holders

Mutual Funds	505	2,758,298	507	2,683,514	516	3,392,016
Portfolio	126	415	105	371	110	390

Total	631	2,758,713	612	2,683,885	626	3,392,406

     We market our asset management products through our network of branches, our telephone banking services and our Internet-based investment site–ShopInvest. We are continuously working to improve the composition of our investments, through intense commercial analysis, as well as diversification of our funds in order to better serve our clients.

Consortia

     In Brazil, persons or entities that wish to acquire certain goods can form a group, known as a “consortium,” in which the members pool their resources to assist each other with the purchase of certain consumer goods. The purpose of a consortia is to acquire goods, and Brazilian law forbids the formation of consortia for investment purposes.

     In January 2003, our subsidiary Bradesco Consórcios initiated the sale of consortium memberships, known as “quotas,” to our clients. Since May 2004, Bradesco Consorcios has been the leader in the real estate segment and since December 2004, it has also been the leader in the vehicle segment. On December 31, 2005, Bradesco Consórcios registered total sales of over 220,400 quotas, with a total billed amount of approximately R$6.3 billion and a net profit income of R$73.2 million. Bradesco Consórcios acts as the administrator for the consortia, which are formed to purchase real estate and vehicles.

Insurance, Pension Plans and Certificated Savings Plans

     The diagram below shows the principal elements of our insurance, pension plans and certificated savings plans segment as of December 31, 2005:

     The following table sets forth selected financial data for our insurance, pension plans and certificated savings plans segment for the periods indicated:

	As of and for the year ended December 31,

	2003	2004	2005

	(R$ in million)
Income statement data
Net interest income(1)	R$4,959	R$4,937	R$5,938
Non-interest income(1)	7,020	7,794	9,374
Non-interest expense	(10,949)	(12,201)	(12,428)

Income before taxes and minority interest(1)	1,030	530	2,884
Tax on income	(364)	(138)	(858)

Income before minority interest(1)	666	392	2,026
Minority interest	(2)	(4)	(9)

Net Income(1)	R$664	R$388	R$2,017

Balance sheet data
Total assets	R$32,441	R$40,840	R$49,670

Selected results of operations data
Insurance premiums:
Premiums of life insurance and personal accidents	1,502	1,615	1,787
Health insurance premiums	2,649	3,036	3,518
Automobile, property and casualty insurance premiums	1,998	2,113	2,500

Total	R$6,149	R$6,764	R$7,805

Pension plan income	64	374	377
Interest income from insurance, pension plans, certificated	4,959	4,937	5,938
savings plans and pension investment contracts
Changes in technical provisions for insurance, pension plans,	(3,777)	(4,326)	(3,939)
certificated savings plans and pension investment contracts
Insurance claims	(4,333)	(4,822)	(5,501)
Pension plan operating expenses	R$(637)	R$(751)	R$(505)
______________________
(1) Includes income from related parties outside the segment.

     Insurance

     We offer insurance products through a number of different entities, which we refer to, collectively, as Grupo Bradesco de Seguros e Previdência. Grupo Bradesco de Seguros e Previdência was the largest insurer in Brazil in 2005 based on total revenues and technical provisions, according to information published by SUSEP and ANS. Grupo Bradesco de Seguros e Previdência provides a wide range of insurance products to companies and individuals in Brazil. It offers insurance products both on an individual basis and to corporate clients for the purpose of insuring their employees. Its products include health, life, accident, automobile and property and casualty insurance.

     Health Insurance

     Health insurance insures policyholders for medical expenses. We offer our private health assistance plans through our subsidiary Bradesco Saúde S.A., which we call “Bradesco Saúde.” At December 31, 2005, Bradesco Saúde had 2.5 million health insurance policyholders and dental plan holders, including both holders who obtained their insurance through their corporate employers and holders who obtained it on an individual basis. Almost 12,000 companies in Brazil have health insurance policies underwritten by Bradesco Saúde, including thirty-one of the country’s 100 largest companies.

      Bradesco Saúde currently has one of the largest health insurance networks in Brazil. As of December 31, 2005, it included approximately 9,000 laboratories, 9,000 specialized clinics, 14,000 physicians, 3,000 hospitals, 1,000 dental clinics and, 5,500 dentists located throughout the country.

     Life Insurance

     Bradesco Seguros offers its term life insurance through its subsidiary Bradesco Vida e Previdência, which had, at December 31, 2005, 8.4 million life insurance policyholders.

     Automobiles, Property and Liability

     We provide automobile, property, shipping, maritime, aviation and liability insurance through our subsidiary Bradesco Auto/RE Companhia de Seguros, which we call “Bradesco Auto/RE”. Our automobile insurance covers policyholders’ losses resulting from vehicle theft, damage to vehicles, personal injury and injury to third parties. Our property and casualty insurance is geared towards (i) individuals, particularly those with residential and/or equipment related risks and (ii) with small and medium sized companies.

     We focus on offering our individual customers products with a medium to low premium, but high profitability. For large business groups, Bradesco Auto/Re offers a highly specialized insurance product in accordance with the needs of each business group, including coverage for named, operational, engineering, liability and petroleum-related risks.

     At December 31, 2005, Bradesco Auto/Re had 1.2 million automobile and 896,000 property and casualty insurance policyholders. Bradesco Auto/Re insures over one hundred of the largest companies in the country.

     Sales of Insurance Products

     We sell our insurance products through exclusive brokers in our branch network, as well as through other, non-exclusive brokers throughout Brazil. Bradesco Seguros pays the brokers’ fees on a commission basis. At December 31, 2005, 31,455 brokers offered our insurance policies to the public. We also offer certain automobile, health, property and casualty insurance products directly through our website.

     Pricing

     The costs of medical care, as well as the frequency of claims drive pricing for individual health insurance policies in Brazil. The same factors affect the pricing of group health insurance, although pricing varies depending on the number of insured individuals and the particular geographic region, in accordance with actuarial analysis.

     The price determination of automobile insurance is influenced by the frequency and severity level of an individual’s claims, and takes into consideration many factors, such as place of use of the vehicle and its specific characteristics. In accordance with market practice, as of April 2004, we consider the client profile in the price determination of an automobile insurance policies.

     The profitability of personal automobile insurance partially depends on the identification and correction of disparity between premium levels and the expected claim costs. The premiums charged for the cover of damages to vehicles reflect the value of the insured automobile and, consequently, the premium levels partially reflect the sales volume of new automobiles. The number of insured automobiles increased 8.0% in 2005 compared to 2004.

     Pricing in the property and casualty insurance business is driven by claim frequency and average claim amount, as well as the specific characteristics of the insured party’s location. Individual insurance policies take into account a respective individual’s risk factors, which are evaluated, in part, by guidelines published by the IRB.

Reinsurance

     Brazilian regulations set retention limits on the amount of risks insurance companies may underwrite. According to such regulations, Grupo Bradesco de Seguros e Previdência reinsures with the IRB all the risks it underwrites whose insured amounts exceed the retention limits or risks that by technical-actuarial decision, the reinsurance is recommended in order to minimize the risks of our portfolio. In addition, when Grupo Bradesco de Seguros e Previdência reinsures risks with IRB, it may assist IRB in entering into reinsurance agreements with the international reinsurers in connection with those risks.

     In 2005, Grupo Bradesco de Seguros e Previdência reinsured approximately R$549.0 million in insurance risks with the IRB. Although the reinsurance companies are liable for any risks they reinsure, the insurance companies remain primarily responsible as the direct insurers on all reinsured risks and not only on the amounts reinsured by them.

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

     Bradesco Vida e Previdência offers and manages a range of individual plans, and groups of pension plans. Our largest individual plans in terms of equity are of the defined contribution type, including the Vida Gerador de Beneficios Livres, which is known as “VGBL”, the Plano Gerador de Beneficios Livres, which is known as “PGBL” and Fundos de Aposentadoria Individual, which is known as “FAPI.” FAPIs are normal investment mutual funds but are not subject to withholding tax. VGBLs and PGBLs are pension plans and are also exempt from withholding taxes on income generated by the fund portfolio. Participants in these types of funds are taxed upon redemption of their shares, or reception of benefits.

     During the first quarter of 2002, Bradesco Vida e Previdência began selling Vida Gerador de Benefícios Livres, which we refer to as “VGBL,” a pension investment contract that allows holders to redeem accrued policy value monthly over time or in one lump sum after a date chosen by the participant. As of December 31, 2005, Bradesco Vida e Previdência accounted for 44.8% of VGBL and 27.6% of PGBL sales in Brazil, according to ANAPP.

     In 2005, Bradesco Vida e Previdência accounted for 37.5% of the supplementary pension plan market and VGBL market based on contributions, and 43.9% of assets under management, according to ANAPP.

     Brazilian law currently permits the existence of both “open” and “closed” private pension entities. “Open” private pension entities are those available to all individuals and legal entities who, by means of a regular contribution, wish to subscribe to a benefit plan. “Closed” private pension entities are those available to discreet groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits upon periodic contributions from their members, their respective employers or both.

     Our revenues from pension plan management have risen by an average of 25.1% over the past five years, in large part due to increased sales of our services through our branch network.

     We manage pension plans and VGBL covering more than 1.6 million participants, 76.9% of whom are members of individual plans, and the remainder of whom are individual members of corporate plans. Corporate plans account for 31.4% of our technical reserves.

     Under VGBL, PGBL and FAPI plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL and FAPI by up to 12.0% of the participant’s complete taxable income. According to applicable law, the redemption and the benefits realized are subject to a withholding tax. Companies in Brazil can establish VGBL, PGBL and FAPI plans for the benefit of their employees. As of December 31, 2005, Bradesco Vida e Previdência managed R$13.529 billion in VGBL, R$6.614 billion in PGBL plans and R$329.0 million in FAPI plans.

     We are using VGBLs and PGBLs to replace a number of guaranteed-return plans, as guaranteed-return plans pose more risk to us. Guaranteed-return plans guarantee participants a minimum return during the period they make their contributions. The amount of return corresponds to the amount invested at a rate of TR plus a spread of 6.0% per year. To minimize market fluctuations, we hedge our risk arising from these guaranteed-return plans with investments in Brazilian government treasury notes. Conversely, VGBLs and PGBLs do not have such a guarantee.

     In accordance with US GAAP, we consider VGBLs, PGBLs and FAPIs to be pension investment contracts.

     Bradesco Vida e Previdência also offers pension plans to its corporate customers, most of these plans are tailored to the needs of a specific corporate customer.

     Bradesco Vida e Previdência earns revenues primarily by charging:

  monthly service fees based on (i) in the case of funds that guarantee a minimum return, a percentage of the contributions to the plan and the retention of any return on the invested amount in excess of the inflation rate plus 6.0% per annum and (ii) in the case of plans that do not guarantee a minimum return, a percentage of the contributions to the plan and the management fee or part of the fee; and

  from death-benefit plans, fees based on the estimated positive difference between the plan’s claim experience and the actuarial hypotheses on which contributions are calculated.

Certificated Savings Plans

     Bradesco Capitalização offers our clients certificated savings plans with the option of making either one contribution or monthly payments. Each savings plan has a nominal value from R$7 to R$1,000 and earns interest at a rate of TR plus 0.5% per month over the nominal value. From time to time, we have drawings at which some holders of the certificated savings plans win cash prizes of up to R$2.0 million. The certificated savings plans are redeemable by the holder after twelve months. As of December 31, 2005, we had more than 4.5 million “traditional” certificated savings plans and more than 8.2 million “assignment of raffle right” certificated savings plans, in view that the purpose of “assignment of raffle right” certificated savings plans is to add value to the product of the partner company or even incentive the non-delinquency of its clients, the bonds have reduced effectiveness term and grace period and low unit value of commercialization. As of December 31, 2005, Bradesco Capitalização had issued more than 12.7 million of certificated savings plans, which are held by approximately 2.5 million clients.

     Bradesco Capitalização was the first private certificated savings plan company in the country to receive the NBR ISO 9002 Certification, granted by Fundação Vanzolini. In December 2002, we had the above-mentioned certification updated to NBR ISO 9001:2000 Certification regarding our certificated savings plans management and on December 1, 2005 we received once again the certification of the quality system, based on the quality of our internal and management processes. Bradesco Capitalização was the first company in the sector to receive a “brAA” national rating from Standard & Poor’s. Its current rating is “brAA+.”

Treasury Activities

     We have a single treasury for all of our and our subsidiaries’ activities. Our treasury enters into transactions, including derivative transactions, mainly for hedging purposes (called the “macro hedge”). It enters into these transactions in accordance with limits set forth by our management, under guidelines established by our risk management area, utilizing a value at risk methodology. For more information about our risk methodology, see “Item 11. Quantitative and Qualitative Disclosures About Market Risks–Risk and Risk Management–Market Risk.”

Distribution Channels

     We have the largest private-sector banking network in Brazil. In 2005, as a result of a series of mergers, we closed eighty-three of our branches. Our branch network is complemented by alternative distribution channels such as special banking service posts on the premises of selected companies, ATMs, telephone banking services and Internet banking. In introducing new distribution systems, we have focused on enhancing our security as well as increasing efficiency.

     In addition, in order to foster stronger ties with our corporate clients, in 2005 we established an additional 150 banking service posts on the premises of selected corporate clients and 239 banking service posts in 2004, reaching a total of 2,451 banking service posts as of December 31, 2005. We offer the same products and services at these special posts as we offer in our branches.

     For information on our international branches as of December 31, 2005, see “Item 4.–Information on the Company–The Company–Banking Activity–International Banking.”

     We also offer banking services in 5,461 Brazilian post offices and through our correspondent banking offices. For further information about this project, see “–History–Acquisitions in 2003 and 2004–Other Acquisitions .”

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

Bradesco Retail

     Bradesco Retail provides banking services to the population at large, mainly assisting individuals with monthly incomes of up to R$4,000, and companies with annual revenues of up to R$15.0 million, comprising more than 16 million clients carrying out millions of daily transactions at our 2,600 branches and 2,400 other service locations. We reward our biggest clients in this segment by providing them with personalized services.

Bradesco Corporate

     Bradesco Corporate was created in 1999 and targets companies which have annual revenues of more than R$180.0 million per year. We currently have 130 relationship managers offering a range of traditional as well as tailor-made products to these customers.

     Bradesco Corporate is ISO 9001:2000 certified for all its corporate structure, and provides exclusive customer service specialists for our corporate customers, we offer international partnership opportunities through UFJ-Japan, BBVA-Spain and BES-Portugal.

     We were the first Brazilian bank to carry out an operational agreement through a strategic alliance with UFJ Bank, enabling approximately 300,000 Brazilian residents in Japan to access our banking services from abroad.

     Bradesco Corporate also focuses on the management needs of specific clients:

  Asian Desk - We offer Asian clients in Brazil financial solutions in connection with their investments in Japan and the rest of Asia; and

  Euro Desk - We assist large clients in Spain and in Brazil by exploring synergies for businesses operating in Europe, United States and Latin America.

Bradesco Companies

     Bradesco Companies was created in 2002 and is focused on a corporate clientele, with annual revenues of R$15.0 million to R$180.0 million, through 66 exclusive branches throughout Brazil.

     Bradesco Companies strives to offer excellent business management with respect to loans, investments, foreign commerce, derivatives, cash management and structured transactions.

     The Bradesco Companies’ team has 370 relationship managers, who are in the Certification Program of ANBID, who focus on an average of thirty economic groups each, representing 20,395 companies in various industries.

Bradesco Private Banking

     Bradesco Private Banking, currently certified by ISO 9001:2000 as well as by “Good Privacy” (“Data Protection – 2002 Edition”) granted by “ International Quality Network”, was created to manage our relationship with high net wealth to value their assets, by maximizing results. Therefore, we look for the most appropriate financial solution for each client profile in a personalized concept providing asset allocation assessment, fiscal, tax and estate planning.

Bradesco Prime

     Bradesco Prime was created to provide traditional and specialized products and services to individuals with monthly incomes of at least R$4,000 or investments worth at least R$50,000.

     Bradesco Prime’s customers are provided with:

  exclusive facilities specifically designed to provide them with a high degree of comfort and privacy;

  personalized services provided by the relationship managers who manage a small number of portfolios, giving special attention to each client; and

  large range of products and services, such as, “Bradesco Prime Checking Account”, which is a fidelity program that offers increasing benefits to the clients and promotes the relationship between the clients and Bradesco through the offer of such benefits; the “chat on-line”, which is a real time financial advisor, besides several investment funds specifically designed for Bradesco Prime clients.

     Bradesco Prime has the largest exclusive network for the high net worth individuals, with 195 exclusive branches throughout Brazil, for a customer base of 268,068 individual clients.

     We make available to all of Bradesco Prime’s clients independent and exclusive internet banking and call center tools, besides the possibility to use Bradesco’s branches and ATM machines throughout Brazil.

     Some Bradesco Prime branches offer unique services, such as:

  Agência Prime Digital, which focuses on client customer service through call centers with expanded schedules (from 8:00 AM to 8:00 PM, 7 days per week, including holidays); and

  Agência Prime Cidade de Deus, the first wireless branch in Latin America, whereby managers, through the use of wireless technology, are able to offer our clients financial services at their place of business.

     Our relationship managers are professionals constantly working to meet the financial needs of our clients. All of our Bradesco Prime relationship managers are enrolled in ANBID’s certification program.

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

Bradesco Corretora and Bradesco Consórcios also market brokerage, trading and consortium services through our branches. Bradesco Vida e Previdência sells its products on a commission basis through 7,827 independent agents nationwide, most of whom are based in our facilities.

     We sell our insurance products and pension plans through exclusive brokers based in our network of bank branches, non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. We also sell through our website. At December 31, 2005, 31,455 brokers offered our insurance policies to the public. Our certificated savings plans are offered through our branches, the Internet, customer services and external distribution channels.

     The table below sets forth the distribution of sales of the indicated products through our branches and outside our branches:

	2003	2004	2005

	(% of total sales, per product)
Insurance products
Sales through the branches	37.4%	38.5%	34.9%
Sales outside the branches	62.6	61.5	65.1

Pension plans products
Sales through the branches	72.1	85.4	83.1
Sales outside the branches	27.9	14.6	16.9

Leasing products
Sales through the branches	96.6	91.2	78.1
Sales outside the branches	3.4	8.8	21.9

Certificated savings plans
Sales through the branches	89.8	89.7	90.0
Sales outside the branches	10.2%	10.3%	10.0%

Data processing

     We have two data processing centers, with twenty-one large-scale computers and 1,099 medium scale computers. All of our branches and ATMs have telecommunications services capable of exchanging data with any one of the two data processing centers.

Assistance channels (Internet and Telephone Access)

     Our clients may access their monthly statements as well as consult their transaction records through a variety of electronic or telephone methods ATMs, Fone Fácil and the Internet.

ATM

     Our ATM network is distributed in strategic locations throughout the country and consists of 23,036 ATMs (including 21,445 ATMs which operate during the weekends and holidays), which handle an average of 5.4 million on-line and real time transactions per day. In 2005, we installed 2,423 new ATM machines and replaced 1,663 machines by new ones with technology updated.

     As of December 2005, we made available to our clients access to Banco24Horas (24-hour bank) Network, which holds 2,748 ATM machines throughout Brazil, for withdrawing transactions, balance and statement consultation.

Internet Services

     We offer our clients 612 different services through our website (351 services for individuals and 261 for corporations). During 2005, we reached 6.943 million clients recorded and registered 594.122 million banking transactions through our Internet banking services.

     Bradesco ShopInvest enables investment on Stock Exchanges with online quotations, investments, redemptions, calculation simulations, acquisition of certificated savings plans, private pension plans and it also provides information to follow-up the financial market. As of December 31, 2005, we had 1.1 million registered users on ShopInvest and carried out approximately 1.2 million of transactions valued at a total amount of R$5.8 billion. ShopInvest offers investors the opportunity to invest in twenty-two asset management funds

     ShopCredit allows individuals and corporate entities to fund lines of credit and financing. In 2005, ShopCredit registered approximately 16 million transactions valued at R$338.7 million.

     Bradesco Net Empresa, a website for corporate entities, enables the client to make 261 high security banking transactions by means of digital certification and electronic signature. It optimizes the financial management of the company’s financial businesses and clients may operate checking and savings accounts, provide for payments, collections, file transfer, among other transactions. As of December 31, 2005, we had registered 361,569 participating companies and 31.3 million transactions were carried out over by Bradesco Net Empresa.

Telephone Service

     “Fone Fácil Bradesco” offers banking information, products and services by phone with convenience, agility and security to all Brazilian states. “Fone Facil Bradesco” operates 24 hours a day, 7 days per week, including holidays. In 2005, we responded to 273.9 million calls, which have generated over 405.2 million transactions valued at R$6.4 billion.

Capital Expenditures

     For a discussion of our capital expenditures during the last three years, see “Item 5. Operating and Financial Review and Prospects¯Capital Expenditures.”

Risk Management

Risk Management Area

     Our risk management area is fully independent from our management and is responsible for assuring control over and monitoring of market risks, including credit and operational risks. Our risk management area monitors the procedures we have put in place to prevent money laundering.

     It also coordinates the actions required to be taken by us to fulfill the regulations issued by the Brazilian Central Bank, regarding the new capital accord (Basel II) and Section 404 of the Sarbanes-Oxley Act.

     Market Risk Management

     Market risk is related to the possibility of the loss of income from fluctuating rates caused by mis-matched maturities, currencies and indicators of the institution’s asset and liability portfolios.

     We measure and manage market risks through methodologies and models, which are consistent with local and international market realities, ensuring that our strategic decisions are implemented quickly and reliably.

     We have adopted a conservative policy regarding market risk exposure: Risk limits, what we deem “Value at Risk” are defined by senior management, and compliance is monitored daily by an area, which is independent from portfolio management. The Value at Risk methodology has an accuracy level of 97.5% and is based upon statistical and economic studies conducted by us which we validate daily using back testing techniques

     In addition, we perform a daily sensitivity analysis of positions, which measure the effect of the movement of Brazilian interest rates and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) and the exchange rate on our portfolio.

     For further information on how we assess and monitor market risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Credit Risk Management

     As part of our credit risk management enhancement process, we are working to improve the procedures for gathering and controlling portfolio information, developing new loss estimation models, enhancing and preparing the rating inventories used in the different sectors in which we operate, overseeing credit analysis, granting and settlement processes, monitoring credit concentration and identifying new components offering credit risks and preparing risks mitigation strategies.

     We have focused our efforts on the utilization of advanced credit risk models that are used to assess the risks in all the components of the credit process. The credit risk models that we have adopted are in line with the best international practices.

We highlight the following actions and events:

  the Executive Committee of Credit Risk monthly holds a meeting with our management to discuss some of the major facts and decisions referring to credit risk;

  incentives to improve risk-rating models of clients within particular characteristics in the business segments the Bank operate;
  participation in the evaluation of credit risks upon review of products;
  the implementation of the system used to calculate projected and unexpected losses, in addition to the allocation of the corresponding capital;
  a periodical review of projects related to the compliance with best practices and requirements of BIS New Capital Accord, by monitoring actions in progress and identifying new gaps and needs emerged for the improvement of management process, preparing action plans;
  the back testing of models used to assess credit portfolio risks;
  the optimization of the management information systems, designed to meet the requirements of the present customers and department’s segmentation approach, with an emphasis on decision making and credit portfolio management;
  follow-up on major risks, such as, periodic monitoring of the major events of default, through individual analysis, based on client’s balance evolution and recovery estimates; and
  continuously revising and restructuring our internal processes, embracing roles and responsibilities capacity building, review of organizational structures and information technology demands.

Operational Risk Management

     Operational risks are those events which affect our clients or our business operations and which occur as a result of the business interruption, system failure, error, omission, fraud or any other external event.

     We manage operational risks based on methodologies designed to allow, among other benefits, a decrease in unsubscribed regulatory capital and potential operational loss events. Such methodologies are aligned with the best practices in the market in operational risk management. Our risk management policies meet the guidelines enacted by the BIS New Capital Accord and the schedule set forth by the Brazilian Central Bank, by means of Notice 12,746, issued in December 2004.

     Our goal is to obtain a qualification from the Advanced Measurement Approach (AMA), which is a structure that enables a better understanding of an institution’s risk.

     In addition, a new systemic corporate platform is currently being evaluated by us. This platform will integrate, in a single database, the Operational Risk and Internal Controls Information (quantitative and qualitative portion of risk), and will meet the requirements set forth by the U.S. Sarbanes-Oxley Act.

Management of Internal Controls and Compliance

     We are continuously developing policies, systems and internal controls to mitigate potential losses generated by our risk exposure and to strengthen our existing corporate governance policies. We have also adopted additional methodologies and criteria for identification, classification, evaluation and monitoring of risks and controls adopted. Our dedicated staff and our investments in technology and training and recycling courses for our personnel have allowed us to create internal controls and compliance management that is effective and consistent with international standards. We are currently adjusting these policies in order to comply with Section 404 of Sarbanes-Oxley Act.

     Our Internal Control Area is one of the units of the Risk Management and Compliance Department and is responsible for the preparation and disclosure of technical instructions, criteria and procedures related to internal controls and compliance. It reports directly to our Chief Executive Officer and provides periodic status reports to the Audit Committee and the Board of Directors.

     Some of the key aspects of our risk management and compliance efforts are:

  implementation of an internal controls system structure based on methodology of the Committee of Sponsoring Organizations - COSO and in the twenty-five Internal Control Principles defined by the Basel Committee. This system reinforces the ongoing improvement in the identification process and assessment of controls used to mitigate risks and has assisted our compliance with regulatory requirements including Section 404 of the Sarbanes-Oxley Act;

  our compliance agents are responsible for the execution of identification activities, classification, evaluation and monitoring of risks and controls, as well as for the elaboration of tests of adherence and plans of action, in accordance with the standards established by the Internal Controls Area.

  implementation of SPB (Brazilian Payment System) management guarantees the efficiency of the system, which transmits electronic message among our banks and other participating institutions. In addition, we have an SPB Systemic Contingency Plan developed to ensure that system failures are kept to a minimum;

  the TED (Online Cash Transfers) validation system is designed to reduce operating risks generated by the unauthorized transfer of funds from the Bradesco Group, providing a greater level of security and reliability in transactions;

  measures to prevent and combat money laundering in conformity with best corporate governance practices and which are based on the policy “Know your Client”. Training and awareness programs are provided to all employees. We are also constantly improving the technology to monitor financial movement in order to prevent our company from becoming involved in transactions which could be, directly or indirectly, related to crimes preceding money laundering, defined in Law 9,613/98; and

  implementation of Information Security Management, represented by a series of measures comprised mainly of controls and a security policy designed to protect customer and corporate information. We have a formal structure, with specific objectives and responsibilities, for defining, maintaining and improving information security in the corporate environment.

Credit

     Our credit policy is focused on:

  ensuring the safety, quality and liquidity levels of our assets;

  maintaining flexibility and profitability in our credit operations; and

  minimizing the risks inherent to credit operations.

     Our credit policy defines the criteria we use for setting operational limits and extending credit. Credit limits are set by the “Executive Credit Committee,” which is made up of our vice-presidents, the managing directors responsible for our operational area and our credit director. The Executive Credit Committee updates our credit limits in accordance with changes in our internal policy and the Brazilian market in general. Our Executive Directors also approve the assessment systems that our branches and departments use for each type of loan in assessing credit applications

     Our businesses are diversified, non-selective and focused on individuals, companies and economic groups that demonstrate credit worthiness and ability to pay their obligations and, care is taken to ensure that the underlying guarantees are sufficient to support the obligations. In evaluating loans, we consider the reasons, the value and term of the credit granted, besides risk classification the loan would receive, under our classification of risk system. In Brazil, the risk rating system is divided into nine categories ranging from excellent to uncollectible, based on financial and economic considerations such as the credit profile and payment capacity of the borrower. See “–Regulation and Supervision–Bank Regulations–Treatment of Overdue Debts.”

     We have several approval levels for loan requests as for individuals as for legal entities ranging from the branches general managers to our Executive Credit Committee. Our branches have defined limitations on their authority to grant credit based on the size of the branch and guarantee offered at the time of the transaction. However, they have no authorization to approve an application for credit from any borrower who:

  is rated less than “acceptable” under our internal credit risk classification system;

  does not have an updated record;

  whose personal data reveals any material credit restrictions; or

  who is in default on any of his or her existing credit obligations.

     We have credit limits for each type of loan. We pre-approve credit limits to our individual and corporate clients and presently extend credits to the public sector only under very limited circumstances.

     In all cases, funds are only granted once the appropriate body has approved the credit line.

     We review the credit limits of our large corporate clients every 180 days. Credits extended to other customers, including individuals, small and midsized corporations, are reviewed every ninety days.

     If a loan payment is in default, the manager of the branch or department that authorized the credit is responsible for taking the initial steps to determine if the default can be remedied. If the loan remains in default after exhaustion of extra-judicial collection strategies, the manager of the branch or department refers the loan to the Credit Collection Department.

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

  identifying and implementing changes in our processes of disclosure to improve our management of our loan portfolio;

  creating our structure for information management; and

  evaluating the organizational structure of our evaluation practices, including a review of the demands on our technology, and discussing any issues found.

Consumer Credit Operations

     Depending on the security required, loans to individuals of up to R$50,000 are approved at the branch level. If the loan or credit support are not within the limits established for approval at the branch level, the approval of the loan is submitted to the credit department or, if necessary, to a higher level of authority. The following table sets out the limits within which branch managers may approve loans to individuals, depending on the amount and the type of credit support offered:

Range of loan approval authority

	Loan with no real guarantee	Loan with real guarantee

Decision-making authority	(R$ in thousand)
Manager of very small branch (1)	R$0 to 5	R$0 to 10
Manager of small branch (2)	0 to 10	0 to 20
Manager of average branch (3)	0 to 15	0 to 30
Manager of large branch (4)	R$0 to 20	R$0 to 50
_____________________________________
(1) Branch with total deposits up to R$1,999,999.
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

     If the branch manager is not authorized to approve the requested loan, the decision is submitted to our credit department and, if necessary, to higher levels of authority. The following table sets out the range within which each decision-making authority approves loans to individuals above R$50,000, irrespective of the type of credit support:

	Amount of loan

Decision-making authority	Minimum	Maximum

	(R$ in thousand)
Credit department	R$51	R$8,000
Credit director	8,001	10,000
Executive credit committee (Daily Meeting)	10,001	R$35,000
Executive credit committee (Plenary Meeting)	Over R$35,001

Corporate Credit Operations

     For corporate customers, depending on the proposed credit support and the size of the relevant branch, loans of up to R$400,000 are approved at the branch level. If the credit support offered is not within the limits established for approval at the branch level, the approval of the loan is submitted to the Credit Department and higher levels of authority.

     The following table sets out the limits within which branch managers may approve corporate loans, depending on the amount and the type of credit support offered:

Range of loan approval authority

	Loans with no real guarantees	Loan with real guarantees

Decision-making authority	(R$ in thousand)
Manager of very small branch (1)	R$0 to 10	R$0 to 60
Manager of small branch (2)	0 to 20	0 to 120
Manager of average branch (3)	0 to 30	0 to 240
Manager of large branch (4)	0 to 50	0 to 400
Manager of Bradesco Company branch (5)	R$0 to100	R$0 to 400
__________________________________
(1) Branch with total deposits up to R$1,999,999.
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

     The following table sets out the range within which each of our decision-making authorities approves loans for corporate customers above R$400,000, irrespective of the type of security offered:

	Amount of loan

	Minimum	Maximum

Decision-making authority	(R$ in thousand)
Credit department	R$401	R$8,000
Credit director	8,001	10,000
Executive credit committee (Daily Meeting)	10,001	35,000
Executive credit committee (Plenary Meeting)	Over R$35,001

     In order to authorize a corporate loan, the branch manager, the credit department and the Executive Credit Committee consider five primary factors:

  financial and economic data of the client, assessing the capacity of generating cash, level of indebtedness, cash flow, liquidity, profitability and quality of assets;

  our evaluation of the trends and prospects of the sector in which it operates based on the macroeconomic context;

  our economic and financial projections of the company’s capacity (net income and cash generation) to meet future obligations, based on our research and visits to the company;

  an analysis of company data, based on criteria analogous to those we use for evaluating loans to individuals; and

  qualitative information, regarding the management and marketing aspects of the borrower.

Data Processing Systems

     Our principal computer facilities are located in our two operations centers in Osasco and Alphaville (Barueri), in the state of São Paulo. To ensure the continuity of our operations in case of power outages, our operations centers in Osasco and Alphaville each have sufficient energy capacity to operate independently for seventy-two hours. If we have sufficient access to fuel, we have the capacity to provide ourselves with electricity indefinitely.

     Funding

Deposit-taking Activities

     Our principal source of funding is deposits from Brazilian individuals and businesses. At December 31, 2005, our total deposits were R$75.4 billion, representing 40.5% of our total liabilities.

     We provide the following types of deposit accounts:

  checking accounts;

  deposit accounts for investments;

  savings accounts;

  time deposits;

  interbank deposits from financial institutions; and

  savings integrated to the investments account.

     The following table sets forth our total deposits, by type and source, as of the dates indicated:

				% of total
	December 31,			deposits

	2003	2004	2005	2005

		(R$ in million, except %)
From customers
Demand deposits	R$12,912	R$15,384	R$16,223	21.5%
Savings deposits	22,140	24,783	26,201	34.7
Time deposits	22,944	28,460	32,837	43.6
From financial institutions	31	20	146	0.2

Total	R$58,027	R$68,647	R$75,407	100.0%

     According to regulations of the monetary authority, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our clients with the Central Bank as compulsory deposits, as follows:

     Demand Deposits and deposit accounts for investments: We are required to deposit 45.0% of the average daily balance of our demand deposits and deposit accounts for investment in excess of R$44.0 million with the Central Bank on a non-interest-bearing basis;

     Savings deposits: We are required to deposit, in an account with the Central Bank, an amount in cash equivalent to 20.0% of the total average balance of our savings account deposits during the prior week. The account bears interest annually at TR plus interest rate of 6.17%; and

     Time deposits: We are required to deposit with the Central Bank, in the form of federal securities, 15.0% of the average balance of our time deposits in excess of R$30.0 million, less an additional R$300.0 million. The securities bear interest in accordance with market rates.

     In addition, we are required to deposit in the Brazilian Central Bank an additional amount equal to (a) 8.0% of the average balance of our time and demand account deposits during the prior week plus (b) 10.0% of the average balance of our saving account deposits during the prior week, to the extent that the percentages in (a) and (b) are applicable to the balance of our deposits exceeding R$100.0 million. This additional amount is deposited in an account with the Central Bank that bears interest at the SELIC rate.

     Present Central Bank regulations require that we:

  allocate a minimum of 25.0% of cash deposits to providing rural credit (if we do not do so, we must deposit the unused amount in a non-interest bearing account with the Central Bank);

  allocate 2.0% of checking deposits received to micro credit transactions; and

  allocate a minimum of 65.0% of the total amount of deposits in savings accounts to finance residential real estate or housing construction. Amounts that can be used to satisfy this requirement include direct residential real estate financings, mortgage notes, charged-off residential real estate or housing construction loans and certain other financings, all as specified in guidance issued by the Central Bank.

     Savings deposits in Brazil typically only pay interest on a floating basis of TR plus 0.5% per month, after funds have been left on deposit for at least one calendar month by individuals and not-for-profit entities and ninety days by corporations. Earnings in individual savings accounts are free from income tax.

     CDBs pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate. The breakdown between CDBs at pre-fixed rates and floating rates varies from time to time, depending on the market’s interest rate expectations.

     Cash deposits, investment deposits, savings accounts deposits, term deposits, mortgage notes, letters of credit and securities issued by us are guaranteed, by the Credit Guarantee Fund, known as “FGC,” up to R$20,000 per client, in the event of a bank’s liquidation.

     We issue CDIs to other financial institutions. Trading in CDIs is restricted to the interbank market. CDIs have a fixed or a floating rate for one day or longer terms.

Other Funding Sources

     Our other funding sources include our capital markets operations, import/export operations and onlending.

     The following table sets forth the source and amount of our other funding sources as of the dates indicated:

	December 31,

	2003	2004	2005

	(R$ in million)
Funding Sources:
Import/export financing	R$6,034	R$5,340	R$4,405
Internal funds onlending	7,556	8,357	9,429
Leasing obligations	449	333	368
Capital markets:
Domestic	27,490	16,532	22,886
Euronotes	3,290	1,619	1,503
Mortgage-backed securities	1,017	674	827
Subordinated notes	4,995	5,973	6,719
Debentures (non-convertible)	-	-	2,625
Securitization of credit card receivables	2,599	2,655	1,776
Commercial paper	1,761	2,920	2,661
Other	187	54	69

Total	R$55,378	R$44,457	R$53,268

     Our capital markets operations act as a funding source for us through our transactions with financial institutions, mutual funds, fixed and variable income investment funds and foreign investment funds. In these transactions we sell public and private bonds and securities with an obligation to repurchase them. These transactions usually have short terms.

     In order to provide our customers with loans through on lending, including the extension of credit lines for foreign trade financing, we maintain credit relationships with various United States, European, Asian and Latin American financial institutions.

     We conduct on-lending operations where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations. BNDES, the International Bank of Reconstruction and Development and the IDB are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds.

Property, Plant and Equipment

     As of December 31, 2005, we owned 808 properties and leased 2,288 properties from third parties throughout Brazil, and five properties abroad, all of which we used for the operation of our branches network and performance of our business. We own the building where our headquarters are located in Cidade de Deus, Osasco, São Paulo–Brazil. The majority of our lease property is leased under renewable contracts with terms of an average of twelve years.

Seasonality

     We believe that seasonality does not materially affect our business.

Competition

     We face significant competition in all of our principal areas of operation, as the Brazilian markets for financial and banking services are highly competitive. On December 31, 2005, there were 138 multiple-service banks providing a full range of commercial banking activities, consumer finance, investment banking and other services, 22 commercial banks, 20 investment banks and numerous brokerage firms, leasing, savings and loan and other financial institutions in Brazil. For further information of the risks related to competition, see “Item 3. Key Information–Risk Factors–Risks relating to Bradesco and the Brazilian Banking Industry–The increasingly competitive environment in the Brazilian banking and insurance industries may negatively affect our business prospects.”

     Public-sector banking institutions also play an important role in the banking industry, the largest segment of the financial system, and operate within the same legal and regulatory framework as the private-sector banks. The largest Brazilian financial institution in terms of assets is Banco do Brasil, which is government-owned. Banco do Brazil’s branch network is more extensive than ours. The private commercial banking sector is dominated, in terms of both total loans and total deposits, by four banks: us, Banco Itaú S.A., also known as “Banco Itaú,” Banco Santander S.A., also known as “Banco Santander,” and Unibanco, all of which have a strong national presence.

Banking

     In the commercial banking sector we compete for individual and corporate customers with other large Brazilian banks. Our primary banking competitors are Banco do Brasil, Banco Itaú, Unibanco and Banco Santander. The Brazilian banking industry has undergone some consolidation in recent years through acquisitions and privatization. For example, in 2003 Banco ABN AMRO Real acquired control of Banco Sudameris, becoming the sixth largest bank in Brazil in terms of assets, according to the Central Bank. In April 2006, Banco Itaú purchased the Brazilian operations of BankBoston. This transaction has increased Banco Itaú’s client base by 300,000 and its overall assets by R$22 billion. This transaction has solidified Banco Itaú’s position as the second largest private sector bank in Brazil.

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

     Credit Cards

     The Brazilian credit card market is highly competitive, with approximately 66.3 million Visa and Mastercard credit cards issued as of December 31, 2005. Our primary competitors are Credicard, Banco do Brasil, Banco Itaú and Unibanco. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and the relative benefits the cards offer.

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

     Asset Management

     The Brazilian asset management industry has grown significantly in recent years. In 2005, investment funds grew 20.0%, as compared to the previous year, mainly as a result of the significant amount of funds drawn by the Fixed Income and DI Referenced Funds that profited from the country’s high interest rates and the development of the FIDC industry that became an excellent funding instrument for companies. There has been an improvement in the regulations governing investment funds as a result of CVM Instruction 409, whose purpose is to increase transparency and information released to the investors. A highlight for the Long/Short, PIBB, Dividends and Small Caps funds. Our main competitors are Banco do Brasil, Banco Itaú, Caixa Econômica Federal and HSBC.

Insurance, Pension Plans and Certificated Savings Plans

Insurance Sector

     Grupo Bradesco de Seguros e Previdência faces increased competition from a number of Brazilian and multinational corporations in all of its insurance operations.

     As of December 31, 2005, our primary competitors were Sul América Cia. Nacional Seguros, Itaú Seguros S.A, Unibanco AIG Seguros S.A., Porto Seguro Cia. de Seguros Gerais, Tokio Marine e Mapfre Seguradora S.A, which represent in the aggregate approximately 44.7% of the total premiums generated in the market, pursuant to information from SUSEP and ANS. Although national companies underwrite the majority of the insurance business, we also face competition from local and regional companies primarily in the health insurance segment where they are able to operate at a lower cost or specialize in providing coverage to particular risk groups.

     Competition in the Brazilian insurance industry has changed dramatically in the past few years as foreign companies have begun to form joint ventures with Brazilian insurance companies that have expertise in the Brazilian market. For example, in March 2002, the Dutch bank ING acquired an interest in one of the companies of the Sul América Group. The AIG group has been operating in the Brazilian insurance sector since 1996 through a joint venture with Unibanco. Hartford operates in Brazil through a joint venture with the Icatu Group. AXA, AGF, ACE, Generalli, Tokio Marine and other international insurers offer insurance products in Brazil through their own local facilities.

     We believe that the principal competitive factors in this area are price, financial stability, name recognition and service. At the branch level, we believe that competition is primarily based on the level of service, including claims handling, the level of automation and the development of long-term relationships with individual agents. We believe that our ability to distribute insurance products through our branch network gives us a competitive advantage over most other insurance companies. Because most of our insurance products are offered through our retail bank branches, we benefit from certain cost savings and marketing synergies compared with our competitors. This cost advantage could become less significant over time, however, as other large private banks begin using their own branch networks to offer insurance products through dedicated agents.

     Pension Plan Sector

     The monetary stability process that accompanied the implementation of the real plan stimulated the pension plan sector, attracting to the Brazilian market new international players, such as Principal, which created Brasilprev in association with Banco do Brasil; Hartford, through a joint venture with the Icatu Group; ING through a partnership with Sul América, MetLife; Nationwide, and others.

     In addition to monetary stability, favorable tax treatment and the prospect of a fundamental reform of Brazil’s social security system contributed to the increase in competition.

     Bradesco Vida e Previdência is currently the leader of the pension plan market, accounting for 43.9% of assets under management in the sector as of December 2005, according to ANAPP.

     We believe that the Bradesco brand name, together with our extensive branch network, our pioneer strategy and product innovation, are our competitive advantages.

     Certificated Savings Plans

     The certificated savings plan market has been competitive since 1994 when exchange rates became more stable and inflation was reduced. As of December 31, 2005, Bradesco Capitalização was second in the industry ranking with 20.5% of the market on technical revenues and 20.3% in technical provisions, according to SUSEP.

     Our primary competitors in the certificated savings plans sector are Brasilcap Capitalização S.A., Itaú Capitalização S.A., Icatu Hartford Capitalização S.A, Caixa Capitalização S.A. and Unibanco Companhia de Capitalização. Offering low-cost products with a high number of drawings for prizes, financial stability and safety and brand recognition are the principal competitive factors in this industry.

Regulation and Supervision

Principal Financial Institutions

     As of December 31, 2005, 14 public sector commercial and multiple-service banks controlled by federal and state governments and 146 commercial and multiple-service banks owned by the private sector operated in Brazil. For purposes of Brazilian regulations, insurance companies, private pension plans and certificated savings plan providers are not considered financial institutions.

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
  BNDES, a development bank wholly-owned by the federal government, which grants medium- and long-term financing to the Brazilian private sector. BNDES’ activities include managing the federal government’s privatization program; and
  Caixa Econômica Federal, a multiple-service bank wholly-owned by the federal government, which acts as the principal agent of the government-regulated system for providing housing financing. Caixa Econômica Federal is ranked first among Brazilian banks in terms of savings accounts and housing financing.

Private Sector Financial Institutions

     As of December 31, 2005, the Brazilian financial private sector included:

  146 commercial and multiple-service banks providing a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate finance;
  20 investment banks engaged primarily in specialized credit operations and securities underwriting and trading; and
  50 consumer credit companies, 134 securities dealerships, 178 brokerage companies, 45 leasing companies, 5,794 investment funds and mutual funds and 18 savings associations and real estate credit companies.

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
  may not lend more than 25.0% of its adjusted net worth to any single person or group;
  may not own real estate, except for its own use; and
  may not extend credits to or render guarantees for:
- any individual that controls the institution or holds, directly or indirectly, more than 10.0% of its share capital;

- any entity that controls the institution or with which it is under common control, or any officer, director or member of the fiscal council of such entity, or any immediate family member of such individuals;

- any entity that, directly or indirectly, holds more than 10.0% of its shares (with some exceptions);

- any entity that it controls or of which it directly or indirectly holds more than 10.0% of the share capital;

- any entity whose board of executive officers is made up of the same or substantially the same members as its own executive committee; or

- its executive officers and directors (including their immediate families) or any company controlled by its executive officers and directors or their immediate families or in which any of them, directly or indirectly, holds more than 10.0% of the share capital.

     The restrictions with respect to transactions with related parties do not apply to transactions entered into by financial institutions in the interbank market.

     Capital Adequacy and Leverage

     Brazilian financial institutions are subject to a capital measurement and standards methodology based on a weighted risk asset ratio. The framework of such methodology is similar to the international framework for minimum capital measurements as adopted in the Basel Accord. The Basel Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8.0% . At least half of total capital must consist of Tier I capital. Tier I, or core, capital includes equity capital less certain intangibles. Tier II capital includes asset revaluation reserves, general loan loss reserves and subordinated debt, subject to some limitations. Tier II capital is limited to the amount of Tier I capital.

     The requirements imposed by the Central Bank differ from the Basel Accord in a few respects. Among other differences, the Central Bank:

(a)	requires minimum capital of 11.0% of risk-weighted assets;

(b)	does not permit contingency reserves to be considered as capital;

(c)	imposes a deduction from capital corresponding to fixed assets held in excess over limits imposed by the Central Bank;

(d)	requires an additional amount of capital with respect to off-balance sheet interest rate and foreign currency swap transactions as well as with respect to certain credit transactions utilizing third party resources; and

(e)	assigns different risk weights to certain assets and credit conversion amounts, including a risk weighting of 300.0% on tax credits relating to income and social contribution taxes.

     For further discussion see “Item 5. Operating and Financial Review and Prospects–Capital Compliance.”

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

Reserve Requirements

     The Central Bank imposes compulsory reserve and related requirements upon Brazilian financial institutions from time to time. The Central Bank uses reserve requirements as a mechanism to control the liquidity of the Brazilian financial system. Historically, the reserves imposed on demand deposits, savings deposits and time deposits have accounted for substantially all amounts required to be deposited with the Central Bank. For a summary of the current compulsory reserve requirements applicable for demand deposits, savings deposits, and time deposits, see “–The Company–Banking Activity–Deposit-taking Activities.”

     The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its adjusted net worth. In addition, if its exposure is greater than 5.0% of its adjusted net worth, the financial institution must hold additional capital at least equivalent to 50.0% of the exposure.

     In the past the Central Bank has imposed on other types of transactions certain compulsory deposit requirements that are no longer in effect, and could reimpose these requirements or impose similar restrictions in the future. For more information on Central Bank restrictions see “Item 3. Key Information–Risk Factors–Risks Relating to Bradesco and the Brazilian Banking Industry.”

Asset Composition Requirements

     Brazilian financial institutions may not allocate more than 25.0% of their adjusted net worth to loans (including guarantees) with the same client (including its parent, affiliates and subsidiaries) or in securities of any one issuer, and may not act as underwriter (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their adjusted net worth.

     Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of the adjusted net worth.

Repurchase Transactions

     Repurchase transactions are subject to operational capital limits based on the financial institution’s shareholders’ equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its adjusted net worth. Within that limit, repurchase operations involving private securities may not exceed five times the amount of adjusted net worth. Limits on repurchase operations involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

Onlending of Funds Borrowed Abroad

     Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in Brazilian currency but indexed to the U.S. dollar. The terms of the on-lending must mirror the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction the financial institution may only charge an on-lending commission.

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

     In March 2005 the Central Bank enacted new regulations, effective as from March 14, 2005, regulations which introduced significant changes in the foreign currency exchange regime. These rules were announced by the Central Bank as part of a liberalization program intended to enhance market efficiency and to allow more transparency of the flows of foreign currency into and out of Brazil.

     Under the new rules, the previously existing Commercial and Floating Markets were unified under a single foreign currency exchange regime (the “Exchange Market”), in which all foreign exchange currency transactions are concentrated. The newly unified Exchange Market allows the liquidation in foreign currency of any commitments in reais, which are contracted between individuals and/or legal entities resident in Brazil and individuals or legal entities resident abroad, upon the presentation of the relevant documentation.

     Access to the Exchange Market may be granted by the Central Bank to commercial banks, multiple banks, investment banks, development banks, savings and loans entities, financing and investment associations, foreign exchange brokers, securities brokers and dealers, travel agencies and to the means of tourism lodging. Entities, which were authorized to operate in the old Commercial and Floating Markets as of March 4, 2005, have been automatically authorized to operate in the new Exchange Market.

     The Central Bank currently does not impose limits on the exchange long positions (i.e., where the aggregate amount of the purchases of foreign currency is greater than the amount of the sales) of banks authorized to operate in the Exchange Market. Since December 2005, the Central Bank ceased to impose limits on the exchange short positions (i.e., when the aggregate amount of purchases of foreign currency is less than the amount of sales) for banks authorized to operate in the Exchange Market.

Interest Rates

     As promulgated in 1988, the Brazilian Constitution established a 12.0% per year ceiling on loan interest rates, including bank loan interest rates. This ceiling was not enforced, however, because the Brazilian Congress did not adopt the necessary implementing legislation. In May 2003, the relevant article was revoked pursuant to a constitutional amendment.

Treatment of Overdue Debts

     Financial institutions are required to classify their loans into nine categories, ranging from AA to H, on the basis of their risk. These credit classifications are determined in accordance with Central Bank criteria relating to:

  the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and
  the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

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

     Collection of doubtful loans are classified according to the loss perspective, as shown below:

Rating	Our Classification

E	Deficient

F	Bad

G	Critical

H	Uncollectible

     A loan may be upgraded if it has a credit support or downgraded if in default.

     In the case of transactions with individuals, we have a similar nine-category ranking system. We grade the credit based on data including the individual’s income, net worth and credit history, as well as other personal data.

     Financial institutions must make monthly loan loss provisions to match contingencies. In general, banks review the loan classifications annually. However, a review is made every six months in the case of transactions that are extended to a single client or economic group whose aggregate amount exceeds 5.0% of the financial institution’s adjusted net worth. A past due loan is reviewed monthly.

     For past due loans, the regulations establish maximum risk classifications, as follows:

Number of Days Past Due (1)	Maximum Classification

15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H
________________________________________
(1)	The period should be doubled in the case of loans with maturity in excess of thirty-six months.

     Financial institutions are required to determine, on a monthly basis, whether any loans must be reclassified as a result of these maximum classifications, and if so, they must adjust their provisions accordingly.

     The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the credit operation, as follows:

Classification of Loan	Minimum Provision (%)

AA	–
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H(1)	100.0
________________________________________
(1)	Banks must write off any loan six months after their initialy classification as an H loan.

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

     The systems comprising the Brazilian clearing system are responsible for creating safety mechanisms and rules for controlling risks and contingencies, for loss sharing among market participants and for direct execution of custody positions of agreements and foreclosure of collateral held under custody. In addition, clearing houses and settlement services providers that are considered important to the system are obligated to set aside a portion of their assets as an additional guarantee for the settlement of transactions.

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

     Financial institutions were directly affected by a restructuring of the Brazilian system of payments. Under the old system, in which transactions were processed at the end of the day, institutions could carry a balance, positive or negative, which is no longer allowed. Payments must now be processed in real time, and amounts over R$5,000 may be covered by direct electronic transfers between institutions. In case they are covered by checks, an additional bank fee will be charged.

     After a period of tests and gradual implementation, the new Brazilian clearing system entered into operation in April 2002. The Central Bank and CVM have the power to regulate and supervise the Brazilian payments and clearing system.

Dissolution of Financial Institutions

     In February 2005, the New Brazilian Bankruptcy Law 11,101/05 was enacted, revoking the previous regime under Decree-Law 7,661/45, which had been in effect since 1945. The main goal of the new bankruptcy law is to prevent the liquidation of viable companies, which are incapable of fulfilling their debit obligations. The new bankruptcy law seeks to do that by providing greater levels of flexibility to design reorganization strategies while increasing safeguards for secured creditors. It also seeks to improve creditors’ ability to recover through the judiciary system undertaken by means of an agreement between the company and a commission comprised of creditors. The current provisions of the new bankruptcy law are not applicable to financial institutions, and as a result, Law 6,024/74 governing the intervention into, and administrative liquidation of financial institutions is still applicable to us.

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
  the institution may not comply with any liquidated damage clause contained in unilateral contracts;
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

     Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. Certain exceptions apply to this obligation, however, such as: the sharing of information on credit history, criminal activity and violation of bank regulations or disclosure of information authorized by interested parties. Bank secrecy may also be breached when necessary for the investigation of any illegal act.

     Government and auditors from the Brazilian Internal Revenue Service may also inspect an institution’s documents, books and financial registry in certain circumstances.

Change of Independent Accounting Firm

     All financial institutions must:

  be audited by an independent accounting firm; and
  replace their independent accounting firm responsible for auditing their financial statements for Brazilian regulatory purposes at least every five consecutive fiscal years. An accounting firm that issues an opinion on the financial statements and thereafter is replaced pursuant to this rule may be rehired three fiscal years after its prior service. On December, 2005, the CMN has suspended for a term of two years the mandatory requirement to replace the independent accounting firm.

     Each independent accounting firm must immediately communicate to the Central Bank any event that may materially adversely affect the relevant financial institution’s status.

     A March 2002 amendment to the Brazilian Corporate Law gave the members of our Board of Directors that are appointed by our preferred shareholders or our minority common shareholders veto rights over the appointment or removal of our independent accounting firm. For more information regarding appointment of directors see “Item 10. Additional Information–Memorandum and Articles of Incorporation–Organization–Voting Rights.”

Auditing Requirements

     Because we are a financial institution registered with the domestic stock exchanges, we are obligated to have our financial statements audited every six months in accordance with accounting practices adopted in Brazil. Quarterly financial information filed with the CVM is subject to review by our independent accountants.

     In January 2003, the CVM approved regulations requiring audited entities to disclose information relating to an independent accounting firm’s non-auditing services whenever such services represent more than 5.0% of the external auditors’ compensation.

     Additionally, the independent auditors must also declare to the audited company’s management that their providing these services does not affect the independence and objectivity that is necessary to external auditing services.

     In May 2003, the CMN passed new regulations on auditing matters applicable to all Brazilian financial institutions, which were revised in November 2003, January and May 2004 and December 2005. Under these regulations, we are required to appoint a member of our management to be responsible for the follow-up and supervision of compliance with the accounting and auditing requirements set forth in the legislation.

     Pursuant to this regulation, financial institutions which have an adjusted net worth in excess of R$1.0 billion, manage third party assets of at least R$1.0 billion or have an aggregate amount of third party assets in excess of R$5.0 billion are also required to create an audit committee made up of independent members. The number of members, the appointment and removal criteria, the term of office and the responsibilities of the audit committee must be set forth in the institutions’ bylaws. Our audit committee has been fully operational since July 1, 2004. The audit committee is responsible for recommending to management which independent accounting firm to hire, reviewing the financial statements, including the notes thereto, and the auditors’ opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management’s compliance with the recommendations made by the independent accounting firm, among other things. Our by-laws were revised in December 2003 to establish the audit committee. In May 2004, our Board of Directors appointed the members of the audit committee and approved its internal regulations. See “Item 16D. Exemptions from Listing Standards for Audit Committees.”

     Effective July 1, 2004, we are required to publish a report of the audit committee along with our semi-annual financial statements. Our audit committee’s first report was in connection with our financial statements of the second semester of 2004.

Asset Management Regulation

     Asset management is regulated by the CMN and the CVM.

     In August 2004, the CVM issued the rule 409/2004 consolidating all previous regulations applicable to fixed income assets funds and variable income mutual funds. Prior to this ruling, fixed income assets funds were regulated by the Central Bank, and variable income mutual funds were regulated by the CVM.

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

     These securities, operational assets and all other assets which comprise the fund’s portfolio (except for interest in investment funds or in Mercosur, must be registered directly with specific custody deposit accounts, opened in the name of the fund. Such accounts must be held within registration and clearance systems authorized by the Central Bank, or within certain custody institutions authorized by the CVM.

     In addition to the limitations provided in each financial investment funds’ charter, financial investment funds are not permitted to have:

  more than 10.0% of their net worth invested in securities of a single issuer, if that issuer is (1) a non-financial institution, a controlling shareholder, a subsidiary or an affiliate thereof, (2) a federal, state, or municipal entity or (3) another investment fund, except for equity investment funds;

  more than 20.0% of their net worth invested in securities issued by a financial institution (including the fund manager), or any of its controlling shareholders, subsidiaries and affiliates;
  in the case of fixed income assets investment funds and the money market, more than 10.0% of their net worth invested in a real estate investment fund, a receivables investment fund and an investment fund that invests in other receivables investment funds.

     According to its equity breakdown, the investment funds and the investment funds in quotas are classified as follows:

  Short term Funds – These funds invest exclusively in public, federal or private bonds, which are pegged to SELIC (or another interest rate) or to a price index and have a maximum maturity of 375 days and an average portfolio period of less than 60 days. Short-term funds may use derivatives only to hedge their portfolios and can enter into transactions in connection with public federal bonds;
  Reference Funds - These funds have (1) at least 80.0% of their net worth invested solely or together in (a) bonds issued by the Brazilian National Treasure and/or the Brazilian Central Bank or (b) fixed income securities of issuers having low credit risk; (2) have at least 95.0% of their portfolio composed of financial assets to directly or indirectly follow the variation of the performance indicator (“benchmark”) chosen; and (3) may only use derivatives in connection with transactions that attempt to hedge cash positions, up to their limit. Additionally, the name of the fund shall identify its development index based on the financial assets structure of its portfolio.
  Fixed Income Funds - These funds have at least 80.0% of their assets portfolios directly related, or synthesized through derivatives of fixed income assets;
  Stock Funds - These funds have at least 67.0% of their portfolio invested in shares listed and traded on either over the counter markets or stock exchanges;
  Exchange Funds - These funds have at least 80.0% of their portfolio invested in derivatives or other funds comprised of derivatives, which hedge foreign currency prices;
  Foreign Debt Funds - These funds have at least 80.0% of their net worth invested in Brazilian foreign debt bonds, and the remaining 20.0% in other loan securities transacted in the international market; and
  Money market - It must have an investment policy that involves several risk factors, without the commitment of concentration in any particular factor or in factors different from the other classes provided for in the classifications of the funds above.

Regulation of Brokers and Dealers

     Broker and dealer firms are part of the national financial system and are subject to CMN, Central Bank and CVM regulation and supervision. Brokerage firms must be chartered by the Central Bank, and are the only institutions in Brazil authorized to trade on Brazil’s stock exchanges and mercantile and futures exchanges. Both brokers and dealers may act as underwriters in the public placement of securities and engage in the brokerage of foreign currency in any exchange market.

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
  acquire assets, including real estate properties, which are not for their own utilization; or
  obtain loans from financial institutions, except for (i) loans for the acquisition of goods for use in connection with the firm’s corporate purpose or (ii) loans the amount of which do not exceed two times the firm’s net worth.

     Broker and dealer firms’ employees, managers, partners, controlling and controlled entities may negotiate securities for their own accounts only through the relevant broker and dealer firm.

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

     Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least on a half-year basis.

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

Taxation

Tax on Financial Transactions

     The Imposto Sobre Operações Financeiras, known as “IOF,” is a tax on foreign exchange, securities, credit and insurance transactions. The Minister of Finance sets the rates of the IOF tax, subject to a 25.0% ceiling set forth by law. The tax is withheld by the financial institution involved.

     IOF may be imposed on a variety of foreign exchange transactions, including on the conversion of Brazilian currency into any foreign currency for the purposes of payment of dividends and repatriation of capital invested in our ADSs. Presently, however, the only foreign currency exchange transactions that are subject to the IOF are:

  the conversion into Brazilian currency of foreign loans with a term of less than 90 days, on which the IOF tax is levied at 5.0%; and
  foreign exchange transactions for the acquisition of goods with credit cards, in which case the rate is 2.0% of the amount of the transaction.

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

     The IOF tax is levied on insurance transactions at a rate of:

  0%, in the case of reinsurance or export credit-related transactions, the international transportation of goods, rural insurance or premiums designated to fund life insurance plans containing life coverage; or
  2.0% of premiums paid, in the case of private health insurance;
  2.0% (from September 1, 2005 to August 31, 2006) and 0% (after September 1, 2006) of premiums paid, in case of life insurance and similar polices, for personal and labor accidents, except for policies having premiums intended to pay for life insurance plans with over living coverage that are subject to no rates; and
  7.0% of premiums paid, in the case of other types of insurance.

     IOF is also assessed on gains realized in transactions with terms of less than 30 days consisting of the sale, assignment, repurchase or renewal of fixed-income investments or the redemption of shares of financial investment funds, variable income funds or investment pools. For more information on financial investment funds and variable income funds see “–Regulation and Supervision–Asset Management Regulation.” The maximum rate of IOF payable in such cases is 1.0% per day and decreases with the length of the transaction, reaching zero for transactions with maturities of at least 30 days, except that the rate for the following types of transactions is currently 0%:

  transactions carried out by financial institution and other institutions chartered by the Central Bank as principals;
  transactions carried out by mutual funds or investment pools themselves;
  transactions carried out in the equity markets, including those performed in stock, futures and commodities exchanges and similar entities; and
  redemptions of shares in equity funds.

CPMF

     In October 1996, the National Congress enacted a new tax called the Provisional Contribution on Financial Transactions, the “CPMF” that is levied at a rate of 0.38% and is collected on any checking account entry related to funds kept in Brazil. Despite the “temporary” nature of the collection of CPMF, its term has been systematically extended. In December 2003, as a consequence of the tax reforms, the Brazilian Congress approved an extension of the CPMF tax regime until December 31, 2007. A proposed constitutional amendment that would change this temporary contribution into a permanent tax is currently under discussion in Congress.

     CPMF is collected on any checking account entry relating to funds kept in the country, with certain limited exceptions, creating an incentive for clients to reduce their transactions in the financial system and to limit their use of short-term investments. Financial institutions are exempted from the CPMF on financial transactions entered into in the course of their business. The CPMF rate can be modified at any time by the Brazilian government, but cannot exceed 0.38% .

     The following transactions are exempt from the CPMF: (1) transactions carried out in the stock market; and (2) since February 2006, checking account entries for the payment of sale and purchase transactions made pursuant to public offerings registered at CVM by corporations or individuals domiciled in Brazil or abroad with the condition that such transactions have not been conducted in stock exchanges and the issuing company has the authority to trade such securities in the stock exchange.

     Since October 1, 2004, the CPMF rate was reduced to 0% for (1) debits made to checking deposit accounts that are exclusively used for investment in fixed and floating income assets, including savings deposit accounts; and (2) for debits made to special cash deposit accounts for low income clients (subject to a limited number of maximum transactions and other conditions established by the CMN and by the Central Bank).

Income Tax and Social Contribution on Profits

     The federal taxes that are levied on the companies income include two components, an income tax known as “IRPJ” and a social contribution tax on net profits, which is known as the “Social Contribution Tax.” The IRPJ is levied at a rate of 15.0% increased by an additional income tax at a rate of 10.0% . Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. The Social Contribution Tax is assessed at a rate of 9.0% of adjusted net income.

     For further information on our income tax expense, see note 16 to our consolidated financial statements in Item 18.

     Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their profits. The Brazilian entity is allowed to deduct income tax paid abroad based on the same income (1) according to the terms and conditions of any existing income tax treaty signed between Brazil and the country in which such income was obtained; or (2) up to the amount of Brazilian income taxes imposed on such income since there is reciprocal treatment between Brazil and the country where the profit or gain is obtained, such as the United States of America. Effective January 1, 2002, profits realized by a an offshore entity which is a branch, controlled or affiliated to a Brazilian entity are regarded as available to the Brazilian entity and, as a consequence, are subject to the payment of income tax in Brazil.

     The profits or dividends generated and paid by Brazilian entities since January 1, 1996 are not subject to withholding income tax, nor to corporate income tax or individual income tax on the person receiving the dividend either in Brazil or abroad. However, as the payment of dividends is not tax deductible for the corporation distributing them, there is an alternative regime for shareholder compensation called “interest on shareholders’ capital”, which allows corporations to deduct any interest paid to shareholders from net profits for tax purposes. This deduction is limited to the product of (a) the variation pro rata die of the long-term interest rate disclosed by the Brazilian government, known as “TJLP”; times (b) the corporation’s net worth calculated in accordance with Brazilian GAAP, and may not exceed the greater of:

  50.0% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made, as measured in accordance with accounting practices adopted in Brazil; or
  50.0% of retained earnings for the year prior to the year in respect of which the payment is made, as measured in accordance with accounting practices adopted in Brazil.

     Distributions of interest on shareholders’ capital paid to holders of preferred shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, are subject to a Brazilian withholding tax at a rate of 15.0%, except for payments to persons who are exempt from tax in Brazil or to persons situated in tax havens. In the latter case, payments are subject to income tax at a rate of 25.0% . For more information on the taxation of interest on shareholders’ capital see “Item 10. Additional Information–Taxation–Brazilian Tax Considerations–Distributions of Interest on Shareholders’ Capital.”

     Net operating losses of Brazilian companies can be offset with future taxable income during any year up to 30.0% of annual taxable income.

     Gains realized by Brazilian holders on any disposition of preferred shares in Brazil are generally taxed at the following rates:

  20.0% if the transaction is “day-traded” on a stock exchange; or
  15.0% for all other transactions.

     As of January 1, 2005, gains earned in all transactions carried out on stock, goods, futures and similar markets, except for day-trades (which remain subject to the withholding tax mentioned above), are subject to a withholding income tax of 0.005% as follows:

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

     Gains realized on any disposition of preferred shares in Brazil by non-Brazilian holders who reside in a jurisdiction that under Brazilian law is deemed to be a “tax haven” (any country that (i) does not impose income tax, (ii) that imposes income tax at a rate of less than 20.0% or (iii) a country whose corporate law establishes confidentiality regarding the shareholders of corporate entities) are subject to the same rates applicable to Brazilian holders, as described above.

     Gains realized on the disposition of preferred shares in Brazil by non-Brazilian holders who are not resident in a “tax haven” are not subject to Brazilian tax if:

  the proceeds obtained from the disposition of shares are remitted outside Brazil within five business days of the cancellation of the ADSs, which were represented by the shares sold; or
  the foreign investment in the preferred shares is registered in Central Bank under Resolution 2,689.

     Otherwise, the same treatment applicable to Brazilian residents will apply.

PIS and COFINS

     Two federal taxes are imposed on the gross revenues of corporate entities: the “Programa de Integração Social” contribution, known as “PIS,” and the “Contribuição para Financiamento de Seguridade Social”, known as “COFINS.”

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

     PIS and COFINS underwent significant changes during the last four years. These changes occurred because the Brazilian government decided to implement a non-cumulative collection system in respect of both taxes, allowing taxpayers to determine their calculation basis by discounting credits that originate from certain transactions. In order to offset these discounts, the rates of both PIS and COFINS were substantially increased. Pursuant to the changes made to PIS and COFINS, as of May 2004, both taxes are applicable to goods and services imported from foreign countries by a company located in Brazil.

     As of August 2004, PIS and COFINS rates were eliminated for financial income earned by companies subject to the non-cumulative applicability of these taxes. However, taxes on payments of interest on shareholders’ capital, were not eliminated.

     Certain economic activities are expressly excluded from the new non-cumulative collection system of both PIS and COFINS. This is the case for financial institutions, which remained subject to the previous legal regime, for both taxes.

     PIS is charged based on the total revenue generated by entities and is charged at a rate of 0.65% in the case of financial institutions.

     Until January 1999, we were not subject to COFINS. Since February 1, 1999, COFINS has been imposed on our gross revenues at a rate of 3.0% . After September 1, 2003, this tax rate increased to 4.0% for financial institutions. The calculation base for COFINS is the same as that for PIS. From January 1, 1999 to December 31, 1999, we were allowed to offset an amount corresponding to one third of the payments of COFINS against the social contribution tax on taxable profits.

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

Insurance Regulation

     The main rule that regulates the Brazilian insurance system is the Decreto-lei No. 73 of November 21, 1966, as amended. Such Rule has created two regulatory agencies, the National Private Insurance Council, which we call the “CNSP,” and SUSEP. SUSEP is responsible for implementing and overseeing the CNSP’s policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured persons. Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may sell policies only through qualified brokers.

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

  trading in securities (subject to exceptions); or

  investing outside of Brazil, without specific permission from the relevant authorities.

     Insurance companies must operate within certain retention limits approved by SUSEP pursuant to rules established by the CNSP. The rules take into account the economic and financial situation of the insurance companies, the technical conditions of their respective portfolios and the results of their operations with IRB–Brasil Resseguros S.A.

     A bill to privatize the reinsurance segment is currently being discussed in the Brazilian Congress. The proposed bill provides that during the first two years following the enactment of the bill, 60.0% of the reinsurance business must be transacted with Brazilian reinsurance companies. During the next two years, this percentage would decrease to 40.0% .

     The bill also provides for the possibility that SUSEP will assume the supervision of the reinsurance market, which role is currently exercised by IRB. The insurance companies must reinsure an amount with the IRB equal to the amount of their liabilities that exceeds the applicable technical limit on liabilities.

     Insurance companies must file unaudited monthly and audited quarterly, semiannual and annual reports with SUSEP.

     Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy and instead follow a special procedure administered by SUSEP. Financial liquidation may be either voluntary or compulsory. The Minister of Finance institutes compulsory dissolutions of insurance companies.

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

Private Pension Plans

     Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank may also issue regulations pertinent to private pension plans, particularly with respect to the assets guaranteeing the technical reserves.

     Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

     Open pension plans and insurance companies are allowed to create, trade and operate investment funds with segregated asset since January 1, 2006. Notwithstanding the above, certain provisions of law No. 11,196 of November 21, 2005 will only become effective upon its regulation by SUSESP and CVM. For more information, see “–Asset Management Regulation”.

SELECTED STATISTICAL INFORMATION

     We have included the following information for analytical purposes. You should read this information in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements in Item 18.

     Average Balance Sheet and Interest Rate Data

     The following table presents the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period. We calculated the average balances using the book balances, which include the related allocated interest.

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

     We do not present interest income on a tax-equivalent basis, as Brazilian tax law does not currently provide for tax exemptions for interest earned on investment securities.

     Additionally, fees received from various loan commitments are included in interest income on loans. We do not consider these amounts significant.

	On December 31

	2003			2004			2005

	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance		yield/rate	balance		yield/rate	balance		yield/rate
			(%)			(%)			(%)

Interest-earning assets (1):	(R$ in million, except %)
Loans	R$51,039	R$12,176	23.9%	R$55,230	R$12,812	23.2%	R$69,556	R$17,236	24.8%
Federal funds sold and securities purchased under agreements to resell	19,487	3,861	19.8	18,628	2,738	14.7	12,858	2,018	15.7
Trading assets	27,077	5,932	21.9	34,039	5,330	15.7	37,878	7,251	19.1
Available-for-sale securities (2)	3,147	397	12.6	5,682	408	7.2	9,640	1,364	14.1
Securities held to maturity	3,088	482	15.6	4,528	659	14.6	4,235	495	11.7
Interest-bearing deposits in other banks	4,651	347	7.5	3,226	161	5.0	9,610	722	7.5
Other interest-earning assets
Central Bank compulsory deposits	11,988	1,459	12.2	13,070	1,542	11.8	15,151	2,160	14.3
Other assets	985	62	6.3	858	73	8.5	811	61	7.5

Total interest-earning assets	121,462	24,716	20.3	135,261	23,723	17.5	159,739	31,307	19.6

Non-interest-earning assets (3):
Cash and due from banks	2,895	-	-	2,869	-	-	3,515	-	-
Central Bank compulsory deposits	4,499	-	-	4,261	-	-	4,656	-	-
Available-for-sale securities	1,625	-	-	1,320	-	-	1,684	-	-
Non-performing loans	2,172	-	-	1,904	-	-	2,021	-	-
Allowance for loan losses	(3,919)	-	-	(4,005)	-	-	(4,476)	-	-
Investment in unconsolidated companies and other investments	177	-	-	502	-	-	493	-	-
Premises and equipment	2,795	-	-	3,026	-	-	2,427	-	-
Goodwill	-	-	-	240	-	-	297	-	-
Intangibles assets	1,064	-	-	1,654	-	-	1,437	-	-
Other assets	14,102	-	-	15,859	-	-	16,298	-	-

								-	-
Total non-interest-earning assets	25,410	-	-	27,630	-	-	28,352	-	-

Total assets	R$146,872	R$24,716	16.8%	R$162,891	R$23,723	14.6%	R$188,091	R$31,307	16.6%

	On December 31

	2003			2004			2005

	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance		yield/rate	balance		yield/rate	balance		yield/rate
			(%)			(%)			(%)

Interest-bearing liabilities				(R$ in million, except %)
Deposits from banks
Domestic (3)	R$657	R$111	16.9%	R$90	R$14	15.6%	R$116	R$21	18.1%

Total	657	111	16.9	90	14	15.6	116	21	18.1

Savings deposits
Domestic (3)	20,680	2,038	9.9	22,499	1,654	7.4	24,728	2,028	8.2

Total	20,680	2,038	9.9	22,499	1,654	7.4	24,728	2,028	8.2

Time deposits:
Domestic(3)	20,629	4,123	20.0	21,871	3,241	14.8	28,641	4,782	16.7
International(4)	3,601	112	3.1	3,288	86	2.6	2,361	113	4.8

Total	24,230	4,235	17.5	25,159	3,327	13.2	31,002	4,895	15.8

Federal funds purchased and securities
sold under agreements to repurchase	15,486	2,855	18.4	18,070	2,390	13.2	19,139	3,862	20.2

Borrowings:
Short-term:
International (4)	9,219	(387)	(4.2)	8,442	(83)	(1.0)	7,164	(187)	(2.6)

Total	9,219	(387)	(4.2)	8,442	(83)	(1.0)	7,164	(187)	(2.6)

Long-term:
Domestic (3)	7,811	1,275	16.3	9,238	1,464	15.8	13,691	1,916	14.0
International (4)	8,606	(410)	(4.8)	8,601	153	1.8	7,073	(94)	(1.3)

Total	16,417	865	5.3	17,839	1,617	9.1	20,764	1,822	8.8

Total interest-bearing liabilities	86,689	9,717	11.2	92,099	8,919	9.7	102,913	12,441	12.1

Non-interest-bearing liabilities:
Demand deposits
Domestic (3)	10,876	-	-	13,163	-	-	15,042	-	-
International (4)	270	-	-	206	-	-	185	-	-

Total	11,146	-	-	13,369	-	-	15,227	-	-

Other non-interest-bearing liabilities .	36,790	-	-	43,346	-	-	52,537	-	-

Total non-interest-bearing liabilities	47,936	-	-	56,715	-	-	67,764	-	-

Total liabilities	134,625	9,717	7.2	148,814	8,919	6.0	170,677	12,441	7.3

Shareholders’ equity	12,138	-	-	14,012	-	-	17,357	-	-
Minority interest on consolidated
subsidiaries	109	-	-	65	-	-	57	-	-

Total liabilities and shareholders’
equity	R$146,872	R$9,717	6.6%	R$162,891	R$8,919	5.5%	R$188,091	R$12,441	6.6%

______________________________
(1) Primarily denominated in reais.
(2) Calculated using the historical average amortized cost. If calculated using the carrying value, the average yield/rate amounts would be 10.7% in 2005, 6.9% in 2004 and 12.3% in 2003.
(3) Denominated in reais.
(4) Denominated in foreign currency, primarily U.S. dollars.

      Changes in Interest Income and Expenses–Volume and Rate Analysis

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

	December 31

	2004/2003			2005/2004

	Increase (decrease) due to changes in:

	Average	Average	Net change	Average	Average	Net change
	volume	yield/rate		volume	yield/rate

			(R$ in million)
Interest-earning assets
Loans	R$979	R$(343)	R$636	R$3,503	R$921	R$4,424
Federal funds sold and securities purchased
under agreements to resell	(164)	(959)	(1,123)	(895)	175	(720)
Trading assets	1,319	(1,921)	(602)	646	1,275	1,921
Available-for-sale securities	230	(219)	11	399	557	956
Securities held to maturity	211	(34)	177	(41)	(123)	(164)
Interest-bearing deposits in other banks	(89)	(97)	(186)	447	114	561
Central Bank compulsory deposits	129	(46)	83	268	350	618
Other assets	(9)	20	11	(4)	(8)	(12)

Total interest-earning assets	2,606	(3,599)	(993)	4,323	3,261	7,584

Interest-bearing liabilities
Deposits from banks
Domestic	(89)	(8)	(97)	4	3	7

Total	(89)	(8)	(97)	4	3	7

Savings deposits:
Domestic	168	(552)	(384)	173	201	374

Total	168	(552)	(384)	173	201	374

Time deposits:
Domestic	236	(1,118)	(882)	1,093	448	1,541
International	(9)	(17)	(26)	(29)	56	27

Total	227	(1,135)	(908)	1,064	504	1,568

Federal funds purchased and securities sold
under agreements to repurchase	426	(891)	(465)	149	1,323	1,472

Borrowings
Short-term:
International	30	274	304	14	(118)	(104)

Total	30	274	304	14	(118)	(104)

Long- term:
Domestic	227	(38)	189	639	(187)	452
International	-	563	563	(23)	(224)	(247)

Total	227	525	752	616	(411)	205

Total interest-bearing liabilities	R$989	R$(1,787)	R$(798)	R$2,020	R$1,502	R$3,522

     Net Interest Margin and Spread

     The following table shows the average balance of our interest-earning assets, interest-bearing liabilities and net interest income, and compares the net interest margin and net interest spread for the periods indicated:

	December 31,

	2003	2004	2005

	(R$ in million, except %)
Average balance of interest-earning assets	R$121,462	R$135,261	R$159,739
Average balance of interest-bearing liabilities	86,689	92,099	102,913
Net interest income (1)	R$14,999	R$14,804	R$18,866
Interest rate on the average balance of interest-earning assets	20.3%	17.5%	19.6%
Interest rate on the average balance of interest-bearing
liabilities	11.2	9.7	12.1
Net yield on interest–earning assets (2)	9.1	7.8	7.5
Net interest margin (3)	12.3%	10.9%	11.8%
______________________
(1) Total interest income less total interest expenses
(2) Difference between the yield on the rates of the average interest-earning assets and the rate of the average interest-bearing liabilities.
(3) Net interest income divided by average interest-earning assets.

     Return on Equity and Assets

The table below shows selected financial indices for the periods indicated:

	December 31,

	2003	2004	2005

	(R$ in million, except %
	and per share information)
Net income	R$2,302	R$3,327	R$6,310
Average total assets	146,872	162,891	188,091
Average shareholders’ equity	R$12,138	R$14,012	R$17,357
Net income as a percentage of average total assets	1.6%	2.0%	3.4%
Net income as a percentage of average shareholders’ equity	19.0	23.7	36.4
Average shareholders’ equity as a percentage of average total assets	8.3%	8.6%	9.2%

Dividends payout ratio per class of shares (1)	0.58	0.40	0.30
_______________________
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

	December 31,

	2003	2004	2005

	(R$ in million, except %)
Trading securities

Mutual funds	R$22,929	R$21,941	R$21,420
Brazilian government securities	11,389	8,787	17,142
Corporate debt securities	985	1,115	901
Brazilian securities issued abroad	220	554	521
Derivative financial instruments	283	491	518
Bank debt securities	1,055	44	324
Foreign government securities	212	162	122

Total	R$37,073	R$33,094	R$40,948

Trading securities as a percentage of total assets	22.3%	18.7%	19.8%

Available-for-sale securities
Brazilian government securities	R$1,694	R$2,388	R$6,146
Brazilian securities issued abroad	1,264	3,221	4,313
Corporate debt securities	1,086	1,880	1,744
Bank debt securities	52	246	309
Equity securities in public companies	2,098	2,368	2,198

Total	R$6,194	R$10,103	R$14,710

Available-for-sale securities as a percentage of total assets	3.7%	5.7%	7.1%

Held to maturity securities:
Brazilian government securities	R$3,085	R$3,152	R$3,137
Brazilian securities issued abroad (1)	180	976	909
Financial Institution securities	-	53	44
Foreign government securities	-	19	31

Total	R$3,265	R$4,200	R$4,121

Held to maturity securities as a percentage of total assets	2.0%	2.4%	2.0%
_____________________________
(1) See note 6 to our consolidated financial statements included in Item 18.

Maturity Distribution

     The following table sets forth the maturity dates and weighted average yield, as of December 31, 2005, of our trading securities, available-for-sale securities and securities held to maturity.

     As of December 31, 2005 we held no tax-exempt securities in our portfolio.

	December 31, 2005

	Due in		Due after 1 year		Due after 5 years		Due after 10 years		Unspecified		Total
	1 year or less		to 5 years		to 10 years				Maturity

	Average yield		Average yield		Average yield		Average yield		Average yield		Average yield

	(R$ in million, except %)
Trading bonds and securities (1):
Brazilian government securities	R$8,254	13.3%	R$8,225	14.5%	R$528	18.9%	R$135	18.0%	-	-	R$17,142	14.1%
Fixed rate	4,059	8.2	4,305	10.5	-	-	-	-	-	-	8,364	9.4
Floating rate	4,195	18.3	3,920	19.0	528	18.9	135	18.0	-	-	8,778	18.6
Brazilian sovereign bonds issued abroad	42	(11.7)	188	(0.9)	94	(0.6)	197	(0.9)	-	-	521	(1.8)
Floating rate – bills of exchange	42	(11.7)	188	(0.9)	94	(0.6)	197	(0.9)	-	-	521	(1.8)
Foreign government securities	121	(8.8)	1	(20.0)	-	-	-	-	-	-	122	(8.9)
Floating rate – bills of exchange	121	(8.8)	1	(20.0)	-	-	-	-	-	-	122	(8.9)
Bonds issued by non-financial institutions	408	5.3	146	1.2	347	2.5	-	-	-	-	901	3.6
Floating rate	408	5.3	146	1.2	347	2.5	-	-	-	-	901	3.6
Bonds issued by financial institutions	-	-	210	1.0	12	1.0	102	1.0	-	-	324	1.0
Floating rate	-	-	210	1.0	12	1.0	102	1.0	-	-	324	1.0
Mutual Funds (2)	-	-	-	-	-	-	-	-	R$21,420	-	21,420	-
Floating rate	-	-	-	-	-	-	-	-	21,408	-	21,408	-
Floating rate – bills of exchange	-	-	-	-	-	-	-	-	12	-	12	-
Derivative financial instruments (2)	-	-	-	-	-	-	-	-	518	-	518	-
Floating rate	-	-	-	-	-	-	-	-	518	-	518	-

Total trading bonds and securities	R$8,825	-	R$8,770	-	R$981	-	R$434	-	R$21,938	-	R$40,948

Available-for-sale securities at market value (2):
Brazilian government securities	R$263	18.8	R$2,696	11.4	R$654	18.7	R$2,533	18.0	-	-	R$6,146	14.7
Fixed rate	14	17.1	-	-	-	-	-	-	-	-	14	17.1
Floating rate	249	18.8	2,696	11.4	654	18.7	2,533	18.0	-	-	6,132	14.7
Brazilian sovereign bonds issued abroad	-	-	1,325	3.6	1,229	1.3	1,759	3.0	-	-	4,313	2.7
Floating rate – bills of exchange	-	-	1,325	3.6	1,229	1.3	1,759	3.0	-	-	4,313	2.7
Bonds issued by non-financial institutions	87	6.2	206	3.8	1,360	(0.4)	91	3.5	-	-	1,744	2.4
Floating rate	83	6.7	196	4.0	454	0.5	91	3.5	-	-	824	6.0
Floating rate – bills of exchange	4	(3.8)	10	0.2%	906	(0.9)	-	-	-	-	920	(0.9)
Bonds issued by financial institutions	2	(1.4)	-	-	179	(3.8)	128	-	-	-	309	1.8
Floating rate	1	1.0	-	-	-	-	-	-	-	-	1	1.8
Floating rate – bills of exchange	1	(3.8)	-	-	179	(3.8)	128	-	-	-	308	1.8
Securities portfolio (open companies)(2)	-	-	-	-	-	-	-	-	R$2,198	-	2,198	-

Total available-for-sale securities	R$352	-	R$4,227	-	R$3,422	-	R$4,511	-	R$2,198	-	R$14,710

Total securities held to maturity,
at amortized cost:										-
Brazilian government securities	R$1,043	12.0	-	-	-	-	R$2,094	(0.8)	-	-	R$3,137	(2.6)
Floating rate	1,043	12.0	-	-	-	-	2,094	(0.8)	-	-	3,137	(2.6)
Foreign governmental securities	31	5.2	-	-	-	-	-	-	-	-	31	5.2
Floating rate – bills of exchange	31	5.2%	-	-	-	-	-	-	-	-	31	5.2
Bonds issued by financial institutions	-	-	-	-	R$44	(3.8)	-	-	-	-	44	(3.8)
Floating rate – bills of exchange	-	-	-	-	44	(3.8)	-	-	-	-	44	(3.8)
Brazilian sovereign bonds issued abroad	-	-	-	-	869	2.4	40	(1.3)	-	-	909	(3.8)
Floating rate – bills of exchange	-	-	-	-	869	2.4%	40	(1.3)%	-	-	909	(3.8)%

Total securities held to maturity	R$1,074	-	-	-	913	-	2,134	-	-	-	4,121

Total	R$10,251	-	R$12,997	-	R$5,316	-	R$7,079	-	R$24,136	-	R$59,779

__________________________________
(1) At market value.
(2) Investments in mutual funds are redeemable at any time in accordance with our liquidity needs Average yield is not stated, as future yields are not quantifiable These trading securities were excluded from the total yield computation.

The following table shows our securities portfolio by currency as of the dates indicated:

	At fair value		Amortized
			Cost

	Trading	Available for	Securities held	Total
		sale	to maturity

December 31, 2005:	(R$ in million)
Indexed to reais	R$40,293	R$9,169	R$3,137	R$52,599
Denominated in foreign currency (1)	655	5,541	984	7,180
December 31, 2004:
Indexed to reais	31,974	5,660	3,112	40,746
Indexed to foreign currency (1)	952	4,431	1,029	6,412
Denominated in foreign currency (1)	168	12	59	239
December 31, 2003:
Indexed to reais	35,344	3,716	2,718	41,778
Indexed to foreign currency (1)	929	609	367	1,905
Denominated in foreign currency (1)	R$800	R$1,869	R$180	R$2,849

_____________________________________
(1) Predominantly U.S. dollars.

Central Bank Compulsory Deposits

     We are required to either maintain deposits with the Central Bank or purchase and keep Brazilian government securities as compulsory deposits.

The following table sets forth the amounts of these deposits as of the dates indicated:

	December 31,

	2003		2004		2005

		% of total		% of total		% of total
		compulsory		compulsory		compulsory
	R$	deposits	R$	deposits	R$	deposits

	(R$ in million, except %)
Total deposits:
Non-interest earning (1)	R$4,577	27.4%	R$5,045	25.0%	R$5,269	24.3%
Interest- earning (2)	12,113	72.6	15,164	75.0	16,417	75.7

Total	R$16,690	100.0%	R$20,209	100.0%	R$21,686	100.0%

___________________
(1) Primarily demand deposits
(2) Primarily time and savings deposits

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

	December 31,

	2001	2002	2003	2004	2005

	(R$ in million)
Type of credit operations
Commercial
Industrial and others	R$18,142	R$20,157	R$21,156	R$23,343	R$28,690
Import financing	1,475	1,291	673	1,242	1,100
Export financing	5,160	7,863	8,375	8,181	10,067
Leasing	1,667	1,506	1,364	1,626	2,491
Real estate construction financing	543	427	415	449	523
Individuals
Overdraft	1,199	1,033	1,134	1,301	1,572
Residential mortgage loans	1,246	1,200	1,097	921	832
Other financing (1)	6,985	8,269	10,231	14,981	24,565
Credit card	973	1,164	1,373	1,289	1,830
Rural credit	2,959	3,922	4,404	6,034	6,369
Foreign currency loans	2,388	3,151	2,429	1,588	1,900
Public Sector	-	-	-	15	49
Non-performing loans	2,257	2,341	2,144	2,206	2,701
Allowance for loan losses	(2,941)	(3,455)	(3,846)	(4,063)	(4,964)

Loans, net	R$42,053	R$48,869	R$50,949	R$59,113	R$77,725

(1) Constituted primarily by loans for the acquisition of vehicles and direct consumer financing.

The types of credit operations presented above are as follows:

Commercial - commercial loans include loans to corporate customers, including small businesses, as well as the financing of imports for corporate customers. We also provide advances to corporate exporters under trade exchange contracts, which are typically short- and medium-term loans.

Real estate construction financing - real estate construction financing consists primarily of mortgage loans to construction companies, which generally have medium-term maturities.

Leasing - leasing contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers.

Individuals - loans to individuals include mortgage loans to individuals for the purchase of their own residences, which generally have long-term maturities, credit cards and lines of credit provided to individuals under pre-approved credit limits as a result of overdrafts on their deposit accounts. We offer individuals personal loans for various other purposes, classified as “other financing,” of which more than 98.0% consists, at each date in the table above, of loans for the acquisition of vehicles and direct consumer financing.

Rural credit - rural credit consists of loans to borrowers who operate in rural businesses, including farming, production, livestock and reforestation.

Public sector - public sector credit operations are loans to Brazilian federal, state and municipal governments or agencies.

Non-performing loans - we classify all loans that are sixty days or more overdue as non-performing once the credits are classified as non-performing loans we stop accruing interest over them.

Impairment - clients with significant loans whose profile indicates that they may have difficulty making their payments, or that their credit rating has declined, presenting probable losses for us. These loans are classified as “impaired” and are subject to review in accordance with SFAS 114, “Accounting for Impairment of a Loan by a Creditor,” as amended by SFAS 118. We estimate the value of impaired loans based on:

  the present value of expected future cash flows discounted at the loan’s effective interest rate;

  the observable market value of the loan; or

  for collateral dependent loans, the fair value of the underlying collateral.

     Through the allowance for loan losses we establish a valuation allowance for the difference between the carrying value of the impaired loan and its estimated value, as determined above. We periodically adjust the allowance for loan losses based on an analysis of the loan portfolio.

     We provision up to 100.0% of the outstanding amount of those loans, which are classified as “non performing” instead of impaired. We provision these sums up to 180 days before payments under such loans become due depending on the credit rating of the debtor.

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

     There were no changes made to our loan classification system. For more information on our categorization of loans, see “–Regulation and Supervision–Bank Regulations–Treatment of Overdue Debts” and “– Classification of Loan Operations Portfolio.”

Maturities and Interest Rates of Loans

     The following tables show the distribution of maturities of our loans by type, as well as the composition of our loan portfolio by interest rate and maturity as of the dates indicated:

	December 31, 2005

	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity (1)	Total loans, gross	Allowance for losses	Total

Type of loan	(R$ in million)
Commercial
Industrial and others	R$7,168	R$7,692	R$3,502	R$3,164	R$5,265	R$1,654	R$1,027	R$29,472	R$(1,885)	R$27,587
Import financing	178	337	264	223	98	-	-	1,100	(24)	1,076
Export financing	1,696	1,939	1,792	1,332	2,368	940	82	10,149	(123)	10,026
Real estate construction
financing	5	10	33	80	329	66	10	533	(56)	477
Leasing	137	274	358	591	1,051	64	43	2,518	(105)	2,413
Individuals
Overdraft	1,388	-	-	-	-	-	372	1,760	(242)	1,518
Residential mortgage
loans	36	41	49	73	213	410	89	911	(137)	774
Other financings (2)	2,172	3,819	4,281	5,863	7,849	386	1,502	25,872	(1,832)	24,040
Credit cards	-	-	-	-	-	-	2,014	2,014	(249)	1,765
Rural credit	431	262	816	1,386	1,186	2,268	62	6,411	(304)	6,107
Foreign currency loans	77	228	526	496	552	2	19	1,900	(7)	1,893
Public Sector	-	1	1	3	11	33	-	49	-	49

Total	R$13,288	R$14,603	R$11,622	R$13,211	R$18,922	R$5,823	R$5,220	R$82,689	R$(4,964)	R$77,725

________________________
(1) Primarily composed of non-performing credit cards and loans.
(2) Primarily composed of loans for the acquisition of vehicles and direct consumer financing

December 31,2005

	Due within	Due in 31	Due in 91	Due in 181	Due in	Due after 3	No stated	Total loans,
	30 days or	to 90 days	to 180 days	to 360 days	1 to 3 years	years	maturity	gross
less

(R$ in million)
Types of loans to customer
by maturity
Floating or adjustable rates(1)	R$4,653	R$3,310	R$4,396	R$5,060	R$7,753	R$4,472	R$2,701	R$32,345
Fixed rates	8,635	11,293	7,226	8,151	11,169	1,351	2,519	50,344

Total	R$13,288	R$14,603	R$11,622	R$13,211	R$18,922	R$5,823	R$5,220	R$82,689

____________
(1) Includes non-performing loans.

Credit Approval Process

     For a description of our credit approval process, see “–The Company–Risk Management–Credit.”

Indexation

     The majority of our entire portfolio of loans is denominated in reais. However, a portion of our portfolio is indexed to foreign currencies, predominantly the U.S. dollar. Our loans indexed to the U.S. dollar consist of on lending of Eurobond funds and export and import financing. In many cases our clients hold derivative instruments to minimize exchange rate variation risk.

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

	December 31,

	2001	2002	2003	2004	2005

	(R$ million, except %)
Non-performing loans	R$2,257	R$2,341	R$2,144	R$2,206	R$2,701
Foreclosed assets, net of reserves	192	257	194	229	166

Total non-performing loans and
foreclosed assets	2,449	2,598	2,338	2,435	2,867

Allowance for loan losses	2,941	3,455	3,846	4,063	4,964
Total loans	R$44,994	R$52,324	R$54,795	R$63,176	R$82,689

Non-performing loans as a percentage of total loans	5.0%	4.5%	3.9%	3.5%	3.3%
Non-performing loans and foreclosed assets as a percentage of total loans	5.4	5.0	4.3	3.9	3.5
Allowance for loan losses as a percentage of total loans	6.5	6.6	7.0	6.4	6.0
Allowance for loan losses as a percentage of non-performing loans	130.3	147.6	179.4	184.2	183.8
Allowance for loan losses as a percentage of non- performing loans and foreclosed assets	120.1	133.0	164.5	166.9	173.1
Net charge-offs for the period as a percentage of the average balance of loans (including non-performing loans)	2.7%	3.9%	3.1%	2.1%	1.3%

We do not have a significant amount of foreign loans. The majority of our assets are denominated in reais.

Outstanding Foreign Loans

     The aggregate amount of our outstanding cross-border loans does not exceed 1.0% of our total assets. Therefore, we do not believe that such information is material to an understanding of the risks associated with our loan portfolio.

     Additionally, our deposit base is primarily comprised of Brazilian residents and the amount of deposits in our branches outside Brazil is less than 10.0% of our total deposits and is therefore not considered significant.

Loans by Economic Activity

     The following table summarizes our loans by borrowers’ economic activity as of the dates indicated. This table does not include non-performing loans.

	December 31,

	2003		2004		2005

	Loan	% of loan	Loan	% of loan	Loan	% of loan
	portfolio	portfolio	portfolio	portfolio	portfolio	portfolio

	(R$ in million, except %)
Industrial:
Food, beverages and tobacco	R$3,066	5.8%	R$3,366	5.5%	R$4,065	5.1%
Electric and electronic, and
communication equipment	532	1.0	1,088	1.8	964	1.2
Chemicals and pharmaceuticals	1,416	2.7	1,738	2.8	2,100	2.6
Civil construction	854	1.6	894	1.5	1,214	1.5
Basic metal industries	2,805	5.3	1,623	2.7	1,693	2.1
Textiles, clothing and leather goods	977	1.9	1,046	1.7	1,241	1.5
Manufacturing of machinery and
equipment	929	1.8	1,307	2.1	1,268	1.6
Paper, paper products, printing and
publishing	1,609	3.0	1,337	2.2	1,440	1.8
Automotive	2,074	3.9	2,484	4.1	2,749	3.4
Non-metallic minerals	225	0.4	302	0.5	398	0.5
Rubber and plastic	616	1.2	764	1.3	906	1.1
Information technology and office
equipment	33	0.1	55	0.1	25	-
Wood and wood products, including
furniture	458	0.9	578	1.0	617	0.8
Extractive	386	0.7	266	0.4	855	1.1
Petrochemicals	204	0.4	448	0.7	307	0.4
Others	2,257	4.3	846	1.4	3,050	3.8

Subtotal	18,441	35.0	18,142	29.8	22,892	28.5

Individuals:
Consumer loans	12,738	24.2	17,571	28.8	27,967	35.0
Residential mortgage loans	1,097	2.1	921	1.5	832	1.0
Lease financing	56	0.1	44	0.1	55	0.1

Subtotal	13,891	26.4	18,536	30.4	28,854	36.1

Real Estate Construction	415	0.8	449	0.7	523	0.7

Commercial
Retail	3,295	6.3	5,632	9.3	7,014	8.8
Wholesale	3,593	6.8	3,428	5.6	4,228	5.3
Lodging and catering services	193	0.4	225	0.4	302	0.4

Subtotal	7,081	13.5	9,285	15.3	11,544	14.5

Financial services:
Financial institutions	552	1.0	969	1.6	762	1.0
Insurance companies and private
pension plans	8	-	16	-	26	-

Subtotal	560	1.0	985	1.6	788	1.0

Services
Telecommunications	1,917	3.6	1,462	2.4	1,423	1.8
Service providers	1,370	2.6	1,358	2.2	1,625	2.0
Transportation	1,999	3.8	2,717	4.5	3,435	4.3
Real estate	731	1.4	496	0.8	566	0.7
Health and social services	413	0.8	467	0.8	572	0.7
Leisure	374	0.7	332	0.5	423	0.5
Education	208	0.4	245	0.4	320	0.4
Public administration and defense	2	-	11	-	16	-
Other	845	1.6	451	0.7	638	0.8

Subtotal	7,859	14.9	7,539	12.3	9,018	11.2

Agriculture, breeding, forestry and fishing
	4,404	8.4	6,034	9.9	6,369	8.0

Total	R$52,651	100.0%	R$60,970	100.0%	R$79,988	100.0%

Classification of Loan Operations Portfolio

     The following table shows our loan portfolio’s classification by risk category as of December 31, 2005, where AA represents minimum credit risk and H represents extremely high credit risk. At December 31, 2005, approximately 93.9% of our loan portfolio was classified between AA and C, representing loans on full accrual basis.

Risk Level	Loans	Non-	Allowance for
		Performing	loan losses
		Loans

(R$ in million)
AA	R$15,969	-	-
A	41,548	-	R$208
B	6,099	-	79
C	14,063	-	1,254
D	1,048	R$482	395
E	161	332	241
F	249	266	346
G	213	236	418
H	638	1,385	2,023

Total	R$79,988	R$2,701	R$4,964

Allowance for Loan Losses

     The following table states the allowance for loan losses by economic activity for the periods indicated:

	December 31,

	2001	2002	2003	2004	2005

	(R$ in million, except %)
Balance at the beginning of the period	R$2,345	R$2,941	R$3,455	R$3,846	R$4,063
Charge-off from assets
Commercial
Industrial and others	(657)	(751)	(1.006)	(853)	(604)
Import financing	(22)	(5)	(14)	(5)	-
Export financing	-	(6)	(28)	(13)	(8)
Construction	(67)	(5)	(5)	(5)	-
Leasing	(29)	(31)	(85)	(31)	(23)
Individuals
Overdraft	(9)	(287)	(284)	(278)	(177)
Real Estate	(185)	(26)	(72)	(135)	(26)
Other financing (1)	(88)	(900)	(290)	(207)	(572)
Credit card	(4)	(162)	(163)	(287)	(153)
Agricultural	(341)	(145)	(109)	(8)	(39)
Foreign currency loans	(12)	(2)	(2)	(2)	(1)

Total charge-off from assets	(1,414)	(2,320)	(2,058)	(1,824)	(1,603)

Recoveries
Commercial
Industrial and others	52	69	144	286	308
Import financing	-	2	-	1	-
Export financing	-	1	-	-	-
Construction	3	1	-	-	-
Leasing	16	17	18	4	42
Individuals
Overdraft	17	83	48	54	38
Residential mortgage loans	76	5	2	69	31
Other financing (1)	38	97	193	175	208

	December 31,

	2001	2002	2003	2004	2005

	(R$ in million, except %)
Credit card	33	15	7	7	10
Agricultural	5	1	3	5	36
Foreign currency loans	7	-	-	11	8

Total recoveries	247	291	415	612	681

Net charge-offs	(1,167)	(2,029)	(1,643)	(1,212)	(922)

Provision for loan losses	1,763	2,543	2,034	1,429	1,823

Balance at the end of the period	R$2,941	R$3,455	R$3,846	R$4,063	R$4,964

Net charge-offs during the period as a percentage of average loans
outstanding(including non-performing loans)	2.7%	3.9%	3.1%	2.1%	1.3%

_____________________________________________________
(1) Primarily composed of vehicle financing and consumer loans

     Based on information available regarding our debtors, we believe that our aggregate allowance for loan losses is sufficient to cover probable losses in our loan operations portfolio.

     The following table sets forth our provision for loan losses, charge-offs and recoveries included in results of operations for the periods indicated:

	Year ended December 31,			% Change

	2003	2004	2005	2004/2003	2005/2004

	(R$ in million except %)

Provision for loan losses expenses	R$2,034	R$1,429	R$1,823	(29.7)%	27.6%
Loan Charge-offs	(2,058)	(1,824)	(1,603)	(11.4)	(12.1)
Loan recoveries	415	612	681	47.5	11.3
Net Charge-offs	R$(1,643)	R$(1,212)	R$(922)	(26.2)%	(23.9)%
Provision for loan losses (1)	3.8%	2.5%	2.5%	-	-

_____________________________________________
(1) Provision as a percentage of average loans outstanding.

Allocation of the Allowance for Loan losses

The tables below set forth the allocation of the allowance for loan losses for the periods indicated. The allowance amount allocated and the loan category are stated as a percentage of total loans.

	December 31, 2001

	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)

	(R$ in million, except percentages)
Type of loans
Commercial
Industrial and others	R$1,671	3.9%	3.7%	42.6%	41.9%
Import financing	45	0.1	0.1	3.5	3.3
Export financing	30	0.1	0.1	12.1	11.5
Construction	27	0.1	0.1	1.3	1.3
Leasing	123	0.3	0.3	3.9	3.8
Individuals
Overdraft	92	0.2	0.2	2.8	3.1
Real estate	155	0.4	0.3	2.9	3.1
Other financing (3)	374	0.9	0.8	16.1	17.5
Credit card	27	0.1	0.1	2.3	2.5
Agricultural	339	0.8	0.7	6.9	6.7
Foreign currency loans	58	0.1	0.1	5.6	5.3

Total	R$2,941	7.0%	6.5%	100.0%	100.0%

___________________________________
(1) Excludes non-performing loans.
(2) Includes non-performing loans.
(3) Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2002

	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as apercentage of total loans (1)	Loan category as a percentage of total loans (2)

	(R$ in million, except %)
Type of loans
Commercial
Industrial and others	R$1,450	2.9%	2.8%	40.3%	40.2%
Import financing	42	0.1	0.1	2.6	2.5
Export financing	95	0.2	0.2	15.7	15.1
Construction	53	0.1	0.1	0.9	0.9
Leasing	142	0.3	0.3	3.0	3.0
Individuals
Overdraft	155	0.3	0.3	2.1	2.2
Real Estate	202	0.4	0.4	2.4	2.6
Other financing (3)	898	1.8	1.6	16.5	17.5
Credit card	82	0.2	0.2	2.3	2.4
Agricultural	261	0.5	0.5	7.9	7.6
Foreign currency loans	75	0.2	0.1	6.3	6.0

Total	R$3,455	7.0%	6.6%	100.0%	100.0%

___________________________________
(1) Excludes non-performing loans.
(2) Includes non-performing loans.
(3) Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2003

	Allowance Allocated	Allowance allocated as a percentage of total loans (1)	Allowance allocated as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)

	(R$ in million, except %)
Type of loans
Commercial
Industrial and others	R$1,738	3.3%	3.2%	40.1%	40.0%
Import financing	57	0.1	0.1	1.3	1.3
Export financing	83	0.2	0.1	15.9	15.3
Construction	32	0.1	0.1	0.8	0.8
Leasing	115	0.2	0.2	2.6	2.6
Individuals
Overdraft	179	0.3	0.3	2.2	2.4
Real Estate	253	0.5	0.5	2.1	2.3
Other financing (3)	974	1.9	1.8	19.4	20.0
Credit card	121	0.2	0.2	2.6	2.7
Agricultural	269	0.5	0.5	8.4	8.1
Foreign currency loans	25	-	-	4.6	4.5

Total	R$3,846	7.3%	7.0%	100.0%	100.0%

(1) Excludes non-performing loans.
(2) Includes non-performing loans.
(3) Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2004

	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)

	(R$ in million, except %)
Type of loans
Commercial
Industrial and others	R$1,600	2.6%	2.5%	38.3%	38.1%
Import financing	45	0.1	0.1	2.1	2.0
Export financing	122	0.2	0.2	13.4	13.1
Construction	23	-	-	0.7	0.7
Leasing	53	0.1	0.1	2.7	2.6
Individuals
Overdraft	191	0.3	0.3	2.1	2.3
Real Estate	111	0.3	0.2	1.5	1.7
Other financing (3)	1,415	2.3	2.2	24.6	25.0
Credit card	188	0.3	0.3	2.1	2.4
Agricultural	302	0.5	0.5	9.9	9.6
Foreign currency loans	13	-	-	2.6	2.5

Total	R$4,063	6.7%	6.4%	100.0%	100.0%

(1) Excludes non-performing loans.
(2) Includes non-performing loans.
(3) Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2005

	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)

	(R$ in million, except %)
Type of loans
Commercial
Industrial and others	R$1,885	2.3%	2.3%	35.9%	35.6%
Import financing	24	-	-	1.4	1.3
Export financing	123	0.2	0.1	12.5	12.3
Construction	56	0.1	0.1	0.7	0.6
Leasing	105	0.1	0.1	3.1	3.0
Individuals
Overdraft	242	0.3	0.3	2.0	2.1
Real estate	137	0.2	0.2	1.0	1.1
Other financing (3)	1,832	2.3	2.2	30.7	31.4
Credit card	249	0.3	0.3	2.3	2.5
Agricultural	304	0.4	0.4	8.0	7.8
Foreign currency loans	7	-	-	2.4	2.3

Total	R$4,964	6.2%	6.0%	100.0%	100.0%

(1) Excludes non-performing loans.
(2) Includes non-performing loans.
(3) Primarily includes loans for the acquisition of vehicles and direct consumer financing.

Average Deposit Balances and Interest Rates

     The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

	Year ended December 31,

	2003		2004		2005

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate

	(R$ in million, except %)
Domestic deposits
Non-interest-bearing deposits
Demand deposits	R$10,876	-	R$13,163	-	R$15,042	-
Interest-bearing deposits
Deposits from banks	657	16.9%	90	15.6%	116	18.1%
Savings deposits	20,680	9.9	22,499	7.4	24,728	8.2
Time deposits	20,629	20.0	21,871	14.8	28,641	16.7

Total interest-bearing deposits	41,966	14.9	44,460	11.0	53,485	12.8

Total domestic deposits	52,842	11.8	57,623	8.5	68,527	10.0

International deposits (1):
Non-interest-bearing deposits
Demand deposits	270	-	206	-	185	-
Interest-bearing deposits
Time deposits	3,601	3.1	3,288	2.6	2,361	4.8

Total interest-bearing deposits	3,601	3.1	3,288	2.6	2,361	4.8

Total international deposits	3,871	2.9	3,494	2.5	2,546	4.4

Total deposits	R$56,713	11.2%	R$61,117	8.2%	R$71,073	9.8%

_________________________________
(1) Denominated in currencies other than reais, primarily U.S. dollars.

Maturity of Deposits

     The following table shows the distribution of our deposits by maturity at the date indicated:

	December 31, 2005

	Due in 3	Due after 3	Due after 6
	months or	months to 6	months to 1	Due after 1
	less	months	year	year	Total

	(R$ in million)
Domestic deposits
Non-interest-bearing deposits
Demand deposits (1)	R$16,026	-	-	-	R$16,026
Interest-bearing deposits
Deposits from banks	128	R$2	R$16	-	146
Savings deposits (1)	26,201	-	-	-	26,201
Time deposits	6,041	2,061	1,680	R$20,652	30,434

Total interest-bearing deposits	32,370	2,063	1,696	20,652	56,781

Total domestic deposits	48,396	2,063	1,696	20,652	72,807

International deposits (2):
Non-interest-bearing deposits
Demand deposits	197	-	-	-	197
Interest-bearing deposits
Deposits from banks	-	-	-	-	-
Time deposits	1,813	189	214	187	2,403

Total interest-bearing deposits	1,813	189	214	187	2,403

Total international deposits	2,010	189	214	187	2,600

Total deposits	R$50,406	R$2,252	R$1,910	R$20,839	R$75,407

___________________________________
(1) Demand deposits and savings deposits are classified as due in three months or less, without taking into account the average turnaround history.
(2) Denominated in currencies other than reais, primarily U.S. dollars.

     The following table sets forth information regarding the maturity of outstanding time deposits with balances greater than US$100,000 (or its equivalent), by maturity, as of the date indicated:

	December 31, 2005

	Domestic	International
	Currency	Currency

	(R$ in million)
Maturity within 3 months	R$5,152	R$1,798
Maturity after 3 months but within 6 months	1,622	185
Maturity after 6 months but within 12 months	789	213
Maturity after 12 months	10,228	185

Total deposits in excess of US$100,000	R$17,791	R$2,381

     Federal Funds Purchased and Securities Sold under Agreements to Repurchase and Short-term Borrowings.

     Federal funds purchased and securities sold under agreements to repurchase and short-term borrowings totaled R$29,952 million on December 31, 2005, R$24,804 million on December 31, 2004 and R$35,285 million on December 31, 2003. The principal categories of short-term borrowings are import and export financing and commercial paper.

     The following table summarizes the federal funds purchased and securities sold under agreements to repurchase and short-term borrowings for the periods indicated:

	Year ended December 31,

	2003	2004	2005

	(R$ in million, except %)
Federal funds purchased and securities sold under
agreements to repurchase
Amount outstanding	R$27,490	R$16,532	R$22,886
Maximum amount outstanding during the period	27,490	26,596	23,882
Weighted average interest rate at period end	15.1%	14.1%	18.1%
Average amount outstanding during period	15,486	18,070	19,139
Weighted average real interest rate	18.4%	13.2%	20.2%
Import and export financing
Amount outstanding	6,034	5,340	4,405
Maximum amount outstanding during the period	8,114	6,777	4,405
Weighted average interest rate at period end	1.7%	1.9%	5.3%
Average amount outstanding during period	7,187	5,765	4,587
Weighted average real interest rate	(6.7)%	(4.3)%	(8.9)%
Commercial paper
Amount outstanding	1,761	2,920	2,661
Maximum amount outstanding during the period	2,530	3,518	2,944
Weighted average interest rate at period end	0.4%	1.6%	4.5%
Average amount outstanding during period	2,032	2,673	2,577
Weighted average real interest rate	4.7%	6.1%	8.7%
Other	-	12	-

Total	R$35,285	R$24,804	R$29,952

Item 5. Operating and Financial Review and Prospects.

You should read this discussion in conjunction with our consolidated financial statements, the notes thereto and other financial information included elsewhere in this annual report.

Overview

     Brazilian Economic Conditions

     Our results of operations are directly affected by economic conditions in Brazil. Economic conditions directly impact our customers’ ability to pay their financial obligations on time, which affects our provisioning for loan losses and our balance of outstanding loans. In addition, the impact of economic conditions on exchange rates affects our net interest income, since part of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars.

     After a period in which Brazil’s economy suffered from the combined effects of regional economic crises and political uncertainty relating to the Brazilian presidential elections in 2002, the Brazilian economy began to improve. In 2003, investor confidence increased, primarily because the new administration largely continued the macroeconomic policies of the previous government, including its focus on fiscal responsibility, and the real appreciated 18.2% against the U.S. dollar. However, overall economic growth fell, as GDP contracted by 0.2% during 2003, compared to growth of 1.5% in 2002. High interest rates, especially during the first half of the year, acted to constrain economic growth. The Central Bank increased the basic interest rate from 25.0% on January 1, 2003 to 26.5% on February 19, 2003 and maintained it at that level until June 18, 2003. Beginning on June 18, 2003, the Central Bank gradually decreased it to 16.5% as of December 31, 2003.

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

     In 2005, the Brazilian economy continued to improve, mainly in the fourth quarter. GDP grew by 2.3%, and the real appreciated to R$2.3407 per U.S. dollar on December 31, 2005 compared to R$2.6544 on December 31, 2004, an appreciation of 11.8%, during 2005. The Central Bank increased the base interest rate in the first half of 2005, from 17.75% to 19.75%, but began decreasing the interest rate later in that year, eventually arriving at an interest rate of 18.0% in December 31, 2005.

     The Brazilian economy has continued to show signs of improvement during the first five months of 2006. During the first quarter of 2006, GDP increased by 3.4% over the same period in 2005. The real appreciated to R$2.3005 per U.S. dollar at May 31, 2006, compared with R$2.3407 at December 31, 2005 being the highest exchange rate during this period R$2.3711 per U.S. dollar and the lowest R$2.0586 per U.S. dollar. During the first five months of 2006, the Central Bank lowered the base interest rate from 18.0% to 15.25%. Inflation for the first five months of 2006 was 0.61%. On June 20, 2006, the real/U.S. dollar exchange rate was R$2.2506.

The following table shows selected financial information for the periods indicated:

	December 31,

	2003	2004	2005

	(R$ in million, except %)
Inflation (IGP-DI)	7.7%	12.1%	1.2%
Appreciation of the real against U.S. dollar	(18.2)%	(8.1)%	(11.8)%
Period-end exchange rate–US$1.00	R$2.8892	R$2.6544	R$2.3407
Average exchange rate–US$1.00(1)	R$3.0964	R$2.9150	R$2.4311
_______________________________________________
(1) The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.
Sources: FGV and the Central Bank.

     The following table shows the change in real GDP and average interbank interest rates for the periods indicated:

	December 31,

	2003	2004	2005

Change in real GDP(1)	(0.2)%	4.9%	2.3%
Average base interest rates(2)	23.3	16.2	19.0
Average interbank interest rates(3)	23.3%	16.2%	19.0%
_____________________________________________
(1) Calculated by dividing the change in real GDP during a year by the real GDP of the previous year.
(2) Calculated in accordance with Central Bank methodology (based on nominal rates).
(3) Calculated in accordance with Clearing and Custody Chamber (“CETIP”) methodology (based on nominal rates).

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

     Effects of Interest Rates and Devaluation, Appreciation on Net Interest Income

     During periods of high interest rates, such as the first half of 2003 and in July-December of 2004, our interest income increased due to increasing interest rates on our interest-bearing assets. At the same time, our interest expense increased as interest rates on our interest-bearing liabilities also rose. Changes in volumes of interest -earning assets and interest bearing liabilities also produce changes in interest income and interest expense. For example, an increase in our interest income attributable to an increase in interest rates may be offset by a decrease in the volume of our outstanding loans.

     In addition, when the real is devalued, as occurred during certain periods from 1998 through 2002, we incur (i) losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expense increases and (ii) gains in our assets denominated in or indexed to foreign currencies, such as our dollar-indexed securities and loans, as the income from such assets as measured in reais increases.

     Conversely, when the real appreciates against the U.S. dollar, as occurred in 2003 and in 2004, we incur losses on our monetary assets denominated in or indexed to foreign currencies and record gains on our liabilities denominated in or indexed to foreign currencies.

     In 2004, our interest income decreased by 4.0% and our interest expenses decreased by 8.2% as compared to 2003, our average interest rates, mainly CDI, decreased from 23.3% in 2003 to 16.2% in 2004. These effects were partially offset by the increase in the average balance of our transactions.

     In 2005, the real continued to appreciate against the U.S. dollar. The Brazilian economy continued to improve, as evidenced by the decrease in unemployment and an increase in overall personal disposable income. During 2005, our interest income increased by 32.0% as compared to 2004, from R$23,723 million in 2004 to R$31,307 million in 2005, and our interest expenses increased by 39.5%, from R$8,919 million in 2004 to R$12,441 million in 2005. This increase in interest income and expenses resulted both from increases in our average interest rates, mainly the CDI, which increased from 16.2% in 2004 to 19.0% in 2005, and in the average balance of our interest-bearing assets and liabilities.

     The following table shows our foreign-currency-denominated and foreign-currency-indexed assets and liabilities at the dates indicated:

	December 31,

	2003	2004	2005

	(R$ in million)
Assets
Cash and due from banks	R$599	R$380	R$139
Interest earning deposits in other banks	4,069	4,751	3,218
Federal funds purchased and securities sold under
agreements to repurchase	4,503	1,011	640
Brazilian Central Bank compulsory deposits	502	211	7
Trading securities, at fair value	1,729	1,120	655
Available-for-sale securities, at fair value	2,478	4,443	5,541
Securities held to maturity	547	1,088	984
Net loans	13,201	11,089	12,634
Other assets	1,195	1,306	930

Total assets	28,823	25,399	24,748

Off-balance sheet accounts – notional value
Derivatives – long position
Futures	7,014	3,171	4,404
Forwards	20	302	812
Options	4	-	-
Swaps	3,350	534	147

Total	R$39,211	R$29,406	R$30,111

	December 31,

	2003	2004	2005

	(R$ in million)
Liabilities
Deposits	R$4,207	R$2,443	R$2,600
Federal funds purchased and securities sold under agreements
to repurchase	3,406	924	579
Short-term borrowings	7,795	8,272	7,066
Long-term borrowings	9,283	6,837	6,462
Others	1,124	1,672	2,159

Total liabilities	25,815	20,148	18,866

Off-balance sheet accounts – notional value
Derivatives – short position
Futures	8,718	6,742	5,709
Forward ard	550	275	369
Options	148	47	-
Swap	2,904	2,636	9,659

Total	R$38,135	R$29,848	R$34,603

Net exposure	R$1,076	R$(442)	R$(4,492)

     The excess of our foreign–currency–denominated and indexed assets as compared to foreign–currency–denominated and indexed liabilities, adjusted according to derivatives instruments as well as the higher interest rates earned on foreign-currency-denominated and -indexed assets compared to our foreign-currency-denominated and -indexed liabilities, led to net financial gains on our net foreign currency asset position in 2003.

     In 2004 and 2005, the excess of our foreign-currency-denominated and -indexed liabilities over foreign-currency-denominated and -indexed assets, adjusted according to derivative financial instruments, led to net financial gains as a result of the real appreciation during that period.

     We used swaps, futures contracts and other hedging instruments in order to minimize the potential impact on us of currency changes. For more information on our use of derivatives for hedging purposes, see notes 2(e), 2(f) and 22(b) to the consolidated financial statements in Item 18.

     Effects of Devaluation and Interest Rates on Lending and Treasury Activities

     Generally, downturns in the Brazilian economy result in higher volumes of overdue loans. As a result, during such periods, we must increase our provisions for loan losses.

     Due to the downturn of the economy in 2003, our provisions for loan losses were R$2,034 million for the year ended December 31, 2003. Our provisions for loan losses declined to R$1,429 million for the year ended December 31, 2004 due to the improved economy that year and increased to R$1,823 million for the year ended December 31, 2005, in line with the increase in the average balance of our loan portfolio. This overall decrease during the 2003-2005 period also reflected an improvement in our methods of evaluating potential credits.

     Our balance of outstanding loans grew from R$63,176 million on December 31, 2004 to R$82,689 million on December 31, 2005. This 30.9% increase in our lending activities was largely a result of ongoing marketing efforts, increasing confidence on the part of borrowers, and strengthening domestic and international markets. As demand for credit has increased, we have also increased our investments in trading securities measured at fair value from R$33,094 million on December 31, 2004 to R$40,948 million on December 31, 2005. This increase was driven by the increase in our portfolio of trading securities as a result of increased sales of our pension investment contracts VGBL and PGBL.

Taxes

     Our income tax expense consists of two federal taxes: (1) the IRPJ, which is assessed at a rate of 15.0% of adjusted net income increased by an additional income tax at a rate of 10.0%; and (2) the Social Contribution Tax, which is assessed at a rate of 9.0% of adjusted net income.

     Brazilian corporations may pay shareholders interest on shareholders’ capital as an alternative form of making dividend distributions, and may take a deduction against taxable income for such payments. We aim to maximize the amount of dividends we pay in the form of interest on shareholders’ equity. For further information on our tax expenses, see “Item 4. Information on the Company–Regulation and Supervision–Taxation” and “Item 10. Additional Information–Memorandum and Articles of Incorporation–Organization–Allocation of Net Income and Distribution of Dividends” and “Taxation - Distributions of Interest on Shareholders’ Capital.”

Impact of Recent Material Acquisitions on our Future Financial Performance

     We have made the following significant acquisitions during the past three years:

  In January 2003, we entered into an agreement to acquire 100.0% of the shares of BBV Banco, now Banco Alvorada. Upon completion of the transaction in June 2003, BBV Banco became our wholly-owned subsidiary and in September 2003, all of the branches, assets and liabilities of BBV Banco were transferred to Banco Bradesco.

  In November 2003, we entered into an agreement to acquire 100.0% of the shares of the Zogbi Institutions. Upon completion of the transaction in February 2004, the Zogbi Institutions became our wholly-owned subsidiaries.

  In February 2004, we acquired control of BEM at auction for a purchase price of R$78.0 million. In October 2004, the assets, liabilities and branches of BEM were transferred to us at their book value.

  In March 2005, we acquired the minority participation interest held by third parties in the capital stock of Bradesco Seguros S.A. through the exchange of the Bradesco Seguros shares held by third parties for our shares. Upon the completion of this transaction, Bradesco Seguros became our wholly owned subsidiary and the minority shareholders of Bradesco Seguros became the holders of 363,271 shares of our capital stock. The total amount of this transaction was R$12.0 million.

  In April 2005, through our subsidiary Finasa Promotora de Vendas, we acquired the personal loans and consumer credit distribution network of Banco Morada, one of the main suppliers of individual loans in the State of Rio de Janeiro for a total purchase price of R$80.0 million.

  In July 2005, Banco Bradesco acquired 50.0% of the total issued and outstanding capital stock of Leadercard, the company responsible for the agency and management of the private label credit card of Leader Magazine, for a total amount of R$47.0 million. Leader Magazine is a retail chain with its operations focused on the States of Rio de Janeiro and Espírito Santo. Leader Card is one of the five biggest own credit cards in Brazil, with over 2.3 million holders.

  In December 2005, we became the controlling shareholder of Banco do Estado do Ceará - BEC and its subsidiary BEC DTVM, through an auction held by the Brazilian Government, for a total purchase price of R$700.0 million. The closing of the transaction occurred on January 2006. In 2006, we will start to consolidate BEC’s results in our financial statements.

  In March 2006, we entered into certain agreements with American Express Company and certain of its affiliates to acquire the operations of American Express in Brazil . The agreements provide for the transfer to us of the American Express’ Brazilian subsidiaries operating in the credit card and related businesses, such as insurance brokerage, business travel, retail foreign exchange services and direct consumer financing operations for a total amount of R$ 1.04 billion.

     We believe that the above acquisitions and related transfers of assets and liabilities led to an increase in our revenues, expenses and income. However, we do not separately account for these acquisitions, and the acquired operations have been integrated into our operations. Accordingly, we cannot quantify the financial impact of these acquisitions. Similarly, we expect that each of the acquisitions and the related transfers of assets and liabilities will increase our future revenues and expenses. The amount of such potential increases is uncertain, and we therefore cannot estimate with confidence the impact of these transactions on our future financial performance. For more information, see “Item 4. Information of the Company–The Company–History–Recent Acquisitions and Acquisitions in 2003 and 2004.”

With the exception of the acquisition of BBV Banco, now Banco Alvorada, none of our acquisitions made since January 2003 has been significant as measured in accordance with U.S. GAAP.

Critical Accounting Policies

     Our significant accounting policies are described in note 2 to our consolidated financial statements. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts involve making assumptions about highly uncertain matters. In each case, other estimates or changes in the estimates between periods could have had a material impact on our financial condition and results of operations, as shown in our financial statements.

Allowance for loan losses

     We periodically adjust our allowance for loan losses based on an analysis of our loan portfolio, including our estimate of the probable losses on our loan and lease portfolio at the end of each reporting period.

     The determination of the amount of the allowance for loan and leasing losses by its nature requires us to make judgments and assumptions regarding our loan portfolio, both on a portfolio and individual basis. When we review our portfolio as a whole, several factors can affect our estimate of the likely range of losses, including which methodology we use in measuring historical delinquency rates and what historical period we consider in making those measurements. Additional factors that can affect our determination of the allowance for loan losses include:

  general Brazilian economic conditions and conditions in the relevant industry of the borrower;

  past experience with the relevant debtor or sector of the economy, including recent loss experience;

  credit quality trends;

  amounts of loan collateral;

  the volume, composition, and growth of our loan portfolio;

  the Brazilian government’s monetary policy; and

  any delays in the receipt of information needed to evaluate loans or to confirm existing credit deterioration.

     We use models to assist us in analyzing our loan portfolio and in determining what allowance for loan losses to make. Although we frequently revise and improve our models, they are by their nature dependent on our judgment and on the information and estimates that we receive. In addition, the volatility of the Brazilian economy may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, our allowance for loan losses may not be indicative of future charge-offs.

     Our allowance for loan losses is based on our risk classification of each client and/or operation and in portfolio delinquency rates. Assuming a 1.0% increase in expected losses to our loan portfolio, as of December 31, 2005, our loan losses would increase by approximately R$21.0 million. This sensitivity analysis is hypothetical, and is meant to illustrate the impact that the delinquencies, and therefore the risk rating, have on the determination of the allowance for loan losses. It is not an expectation of future losses or of changes in the amount of losses in the future. Given the procedures that we follow in order to determine the risk classification of our clients and products, we believe that our current risk classifications and estimates of severity of losses are appropriate for our loan portfolio.

     For additional information regarding our practices related to the allowance for loan losses, see “Item 4. Information on the Company-Selected Statistical Information-Credit Operations-Non-performing loans” and “-Allowance for loan losses.”

Valuation of Derivatives and Securities

     Financial instruments reported at fair value in our financial statements consist primarily of securities classified as trading and available-for-sale and other trading assets, including derivatives. Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party.

     When quoted market prices are not available, we use models to estimate fair value. The factors used in these models include dealer quotes, pricing models, the prices of instruments with similar characteristics and discounted cash flows. Model-based pricing also uses information on interest rates, foreign exchange rates and option volatilities when relevant and available. We note that quoted market price may be affected by the volume of securities traded and may not reflect control premiums in transactions for equity securities with shareholders with significant holdings. Nonetheless, we believe that quoted market prices are the best indicator of fair value.

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

     These valuation methods could expose us to materially different results, should the models used or underlying assumptions be inaccurate.

Classification of Securities

     The classification of securities under trading, available-for-sale or held to maturity is based on management’s intention to hold or trade such securities at the time of acquisition. The accounting treatment of the securities we hold thus depends on whether we classify them at acquisition as trading, available-for-sale or held to maturity. Changes in circumstances may modify our strategy with respect to a specific security, requiring transfers among the three categories indicated above.

Income Tax

     The determination of the amount of our income tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of deferred tax benefits and income tax payable. Our assessment of the possibility that a deferred tax benefit could be realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The realization of deferred tax benefits is subject to changes in future tax rates and developments in our tax planning strategies. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

     We constantly monitor and evaluate the impact on our liability of new tax laws as well as new developments that could affect the assessments and assumptions underlying our analysis of the possibility of realizing deferred tax benefits.

     For additional information regarding our income tax, see “Item 4. Information on the Company–Regulation and Supervision–Taxation–Income Tax and Social Contribution on Profits.” Our accounting policy with respect to income tax recognition is discussed in note 2(q) of our consolidated financial statements in Item 18.

Use of Estimates

     In presenting the financial statements our management also makes estimates and assumptions relating to the calculation of insurance technical reserves, the selection of useful lives for certain assets and the determination of whether a specific asset or group of assets would be impaired. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates.

Accounting for Unusual and Unique Transactions

     Accounting for unusual and unique transactions for which no specific literature exists requires significant judgment in identifying the key terms of the transaction, determining which situations in the literature may be considered analogous, drawing conclusions as to whether the treatments applied in analogous situations are appropriate and, finally, determining which possible alternative treatment is the most appropriate method of accounting for the transaction.

     Certain of our transactions, such as those involving products and transactions unique to the Brazilian market, require management to apply significant judgment in determining the appropriate accounting treatment for each such transaction.

Commitments and Contingencies

     We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the table below:

	Payments due as of December 31, 2005

Contractual Obligations	Less than 1	1 to 3	3 to 5	More than	Total
	year	years	years	5 years

	(R$ in million)
Time deposits	R$11,998	R$19,537	R$1,226	R$76	R$32,837
Federal funds purchased and securities sold
under agreements to repurchase	12,826	9,291	769	-	22,886
Long-term debt	4,672	6,662	2,097	9,885	23,316
Other obligations (1)	42,056	14,619	265	672	57,612

Total	R$71,552	R$50,109	R$4,357	R$10,633	R$136,651

___________________________________
(1) Includes reserves for insurance claims, pension plans and pension investment contracts.

Off-balance Sheet Financial Guarantees

     As part of our credit operations, we enter into credit-related transactions with our customers, for the purpose of attending to their financing needs. These transactions are not recorded on our balance sheet in accordance with U.S. GAAP. The following table summarizes these off-balance sheet financial arrangements as of December 31, 2005:

Payments due as of December 31, 2005

Contract Obligations	Less than	1 to 3	3 to 5	More than	Total
	1 year	years	years	5 years

(R$ in million)
Financial guarantees	R$2,674	R$1,972	R$1,652	R$3,332	R$9,630
Letters of credit	137	-	-	-	137

Total	R$2,811	R$1,972	R$1,652	R$3,332	R$9,767

     We grant financial guarantees of our clients’ performance of obligations to third parties. We have the right to seek reimbursement from our clients for any amount we shall have to pay under such a guarantee. Additionally, we may hold in cash or other highly liquid collateral for to guarantee these obligations. The agreements are subject to the same credit evaluation performed on the execution of loans.

     Letters of credit are conditional commitments issued by us to guarantee the performance of a customer’s obligations to a third party. We issue commercial letters of credit to facilitate foreign trade transactions and to support public and private borrowing agreements including commercial paper, bond financing and similar transactions. These instruments are short-term commitments to pay a third-party beneficiary under certain contractual conditions. Letters of credit are subject to the same credit evaluations as other extensions of credit.

     We expect many of these guarantees to expire without the need to advance any cash. Therefore, in the ordinary course of business, we expect that these transactions will have virtually no impact on our liquidity.

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

     In our banking segment, we offer a range of banking products and services to our customers, including deposit–taking and lending operations, credit and debit card services and capital markets services, through our broad distribution network. For a description of the banking segment’s operations, see “Item 4. Information on the Company–The Company–Banking Activity.”

     In our insurance, pension funds and certificated savings plans segment, we offer a range of products and services to our customers, including health, life, accident, automobile and property insurance, individual and corporate pension plans, and certificated savings plans, through our broad distribution network. For a description of the operations of the insurance, pension plans and certificated savings plans segment, see “Item 4. Information on the Company–The Company–Insurance, Pension Plans and Certificated Savings Plans.”

Results of Operations for Year Ended December 31, 2005 Compared with the Year Ended December 31, 2004

     The following tables show the principal components of our net income for 2005 and 2004, on a company-wide basis and by segment:

	Consolidated

	2004	2005	Percentage
			change

	(R$ in million, except %)
Net interest income	R$14,804	R$18,866	27.4%
Provision for loan losses	(1,429)	(1,823)	27.6
Non-interest income	14,282	17,556	22.9
Non-interest expense	(23,717)	(25,847)	9.0

Income before income taxes and minority interests	3,940	8,752	122.1
Income tax and social contribution	(601)	(2,431)	304.5
Income before minority interest	3,339	6,321	89.3
Minority interest	(12)	(11)	(8.3)

Net income	R$3,327	R$6,310	89.7%

	Banking			Insurance, Pension Plans and
				Certificated Savings Plans

	2004	2005	Percentage	2004	2005	Percentage
			Change			Change

	(R$ in million , except %)
Net interest income	R$9,861	R$12,892	30.7%	4,937	R$5,938	20.3%
Provision for loan losses	(1,429)	(1,823)	27.6	-	-	-
Non-interest income	6,370	8,177	28.4	7,794	9,374	20.3
Non-interest expense	(11,418)	(13,418)	17.5	(12,201)	(12,428)	1.9

Income before income taxes and minority
interests	3,384	5,828	72.2	530	2,884	444.2

Income tax and social contribution	(457)	(1,570)	243.5	(138)	(858)	521.7

Income before minority interest	2,927	4,258	45.5	392	2,026	416.8
Minority interest	(8)	(2)	(75.0)	(4)	(9)	125.0

Net income	R$2,919	R$4,256	45.8%	R$388	R$2,017	419.8%

     Net Interest Income

     The following table shows the principal components of our net interest income before provision for loan losses for 2004 and 2005, on a company-wide basis and by segment:

	Consolidated			Banking			Insurance, Pension Plans and Certificated
							Savings Plans

	2004	2005	Percentage	2004	2005	Percentage	2004	2005	Percentage
			Change			Change			Change

	(R$ in million, except %)

Interest income	R$23,723	R$31,307	32.0%	R$18,793	R$25,334	34.8%	R$4,937	R$5,938	20.3%
Interest expense	(8,919)	(12,441)	39.5%	(8,932)	(12,442)	39.3%	-	-	-

Net interest
income	R$14,804	R$18,866	27.4%	R$9,861	R$12,892	30.7%	R$4,937	R$5,938	20.3%

     The following table shows, on a company-wide basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2005 as compared to the year 2004:

	Consolidated	Banking	Insurance,
Pension Plans
and Certificated
Savings Plans

2005/2004

Increase (decrease)
(R$ in million)
Due to changes in average volume of interest-earning assets and
interest-bearing liabilities	R$2,303	R$1,305	R$1,162
Due to changes in average interest rates	1,759	1,726	(161)

Net change	R$4,062	R$3,031	R$1,001

     Banking

     The R$3,031 million increase in net interest income in the banking segment in 2005 as compared to 2004 resulted from a 15.0% increase in the average volume of interest-earning assets, compared to an increase of 12.6% in the average volume of interest-bearing liabilities, which in turn produced an increase of R$1,305 million in net interest income. This increase resulted primarily from a 25.9% increase in average volume of loan transactions and a 118.0% increase in deposits with financial institutions, which in turn were partially offset by a 23.0% increase in the average volume of time deposits and a 9.9% increase in the average volume of savings deposits.

     The increase of the basic interest rate from 16.2% in 2004 to 19.0% in 2005 resulted in an increase of R$1,726 million in our net interest income in 2005 as compared to 2004.

     Net interest margin is net interest income as a percentage of average interest-earning assets. Our net interest margin in the banking segment increased from 9.4% in 2004 to 10.6% in 2005.

Insurance, Pension Plans and Certificated Savings Plans

     The R$1,001 million increase in net interest income in the insurance, pension plans and certificated savings plans segment in 2005 as compared to 2004 was primarily due to an increase in the average volume of interest-earning assets, which led to an increase of R$1,162 million in our interest income, this increase was partially offset by a R$161.0 million decrease, mainly due to the 12.4% decrease of the IGPM in 2004 and 1.2% in 2005. The IGPM is the rate that remunerates the Notas do Tesouro Nacional (NTN-C), which are the Brazilian government securities that we use as basis for most part of our provisions. The changes in the average volume of interest-earning assets (which increased by 31.4%) led to an increase in interest income of R$1,162 million. These increases were primarily due to a 227.2% increase in our average balance of available-for-sale securities and a 1,278.0% increase in the interest-bearing deposits in other banks, which was driven by an increase in fund s from sales of our pension investment contracts VGBL and PGBL.

     Our net interest margin in the insurance, pension plans and certificated savings plans segment decreased from 16.5% in 2004 to 15.1% in 2005.

     Interest Income

     The following tables show, on a company-wide basis and by segment, the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2004 and 2005:

	Consolidated

	2004	2005	Percentage
			Change

	(R$ in millions, except %)
Average balance of interest-earning assets:
Loans	R$55,230	R$69,556	25.9%
Federal funds sold and securities purchased under agreements
to resell	18,628	12,858	(31.0)
Trading securities	34,039	37,878	11.3
Available-for-sale securities	5,682	9,640	69.7
Securities–held to maturity	4,528	4,235	(6.5)
Interest bearing deposits in other banks	3,226	9,610	197.9
Central Bank compulsory
deposits	13,070	15,151	15.9
Other interest-earning assets	858	811	(5.5)

Total	R$135,261	R$159,739	18.1%

Average interest rate earned	17.5%	19.6%

	Banking			Insurance, Pension Plans and
				Certificated Savings Plans

	2004	2005	Percentage	2004	2005	Percentage
			Change			Change

	(R$ in million, except %)
Average balance of interest-earning assets:
Loans	R$55,230	R$69,556	25.9%	-	-	-
Federal funds sold and securities purchased
under agreements to resell	18,628	14,463	(22.4)	-	-	-
Trading securities	9,036	9,697	7.3	R$25,003	R$27,361	9.4%
Available-for-sale securities	3,860	3,679	(4.7)	1,822	5,961	227.2
Securities held to maturity	1,616	1,076	(33.4)	2,912	3,159	8.5
Interest–bearing deposits in other banks	3,088	6,731	118.0	209	2,880	1,278.0
Central Bank compulsory deposits	13,070	15,151	15.9	-	-	-
Other interest-earning assets	858	811	(5.5)	-	-	-

Total	R$105,386	R$121,164	15.0%	R$29,946	R$39,361	31.4%

Average interest rate	17.8%	20.9%		16.5%	15.1%

For further information about average interest rates by type of assets, see “Item 4. Information on the Company–Selected Statistical Information–Average Balance Sheet and Interest Rate Data.”

     The following table shows, on a company-wide basis and by segment, how much of the increase in our interest income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real), in each case for the year 2005 as compared to the year 2004:

	Consolidated	Banking	Insurance,
Pension Plans
and Certificated
Savings Plans

2005/2004

Increase (decrease)
(R$ in million)
Due to changes in average volume of interest-earning assets	R$4,323	R$3,441	R$1,162
Due to changes in average interest rates	3,261	3,100	(161)

Net change	R$7,584	R$6,541	R$1,001

Banking

     Interest income in the banking segment increased by R$6,541 million in 2005, an increase of 34.8% compared to 2004, primarily due to an increase in interest income from loan transactions and trading and available-for-sale securities.

     The 81.7% increase in interest income from trading securities, from R$1,340 million in 2004 to R$2,435 million in 2005 and the 571.7% increase in interest income from available-for-sale securities, from R$145.0 million in 2004 to R$974.0 million in 2005, was largely attributable to the increase in the average interest rates from 16.2% in 2004 to 19.0% in 2005. This increase in interest income was partially offset by an increase in exchange losses in 2005 as compared to 2004 on our dollar-denominated securities as a result of the greater appreciation of the real against the dollar from 8.1% in 2004 to 11.8% in 2005. When the real appreciates, our interest income denominated in reais from dollar-denominated assets decreases, and as a consequence, the appreciation of the real in 2005 negatively impacted our interest income.

     The increase in our interest income was due to a 34.5% increase in interest income from loans, from R$12,812 million in 2004 to R$17,236 million in 2005, due primarily to a 25.9% increase in the average balance of loans from R$55,230 million in 2004 to R$69,556 million in 2005. This increase resulted primarily from an increase in personal loans, mainly in the “Automobile” and “Personal Credit” areas, driven by the execution of operational agreements with retail companies and the improvement of the Brazilian economy with a decrease in unemployment rates and an increase in personal disposable income, which was partially offset by the appreciation of the real against the dollar in 11.8% in 2005, as compared to 8.1% in 2004, which negatively impacted our transactions made in or indexed to foreign currencies.

Insurance, Pension Plans and Certificated Savings Plans

     Interest income in the insurance, pension plans and certificated savings plans segment increased by R$1,001 million in 2005, a 20.3% increase from 2004, due primarily to a 31.4% increase in the average volume of the interest-earning assets, which resulted in a R$1,162 million increase in income. This increase was primarily due to a 227.2% increase in the average balance of our available-for-sale securities and a 1,278.0% increase in interest-bearing deposits in other banks, which was driven by an increase in funds from sales of our pension investment contracts VGBL and PGBL, related to increased sales of these products in 2005.

     Interest Expense

     The following table shows the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2004 and 2005, all of which are in the banking segment:

	Consolidated

	2004	2005	Percentage
			Change

	(R$ in million, except %)
Average balance of interest-bearing liabilities:
Savings deposits	R$22,499	R$24,728	9.9%
Time deposits	25,159	31,002	23.2
Federal funds purchased and securities sold under
agreements to repurchase	18,070	19,139	5.9
Short-term borrowings	8,442	7,164	(15.1)
Long-term debt borrowings	17,839	20,764	16.4
Deposits from banks	90	116	28.9

Total	R$92,099	R$102,913	11.7%

Average interest rate paid:	9.7%	12.1%

	Banking			Insurance, Pension Plans and
				Certificated Savings Plans

	2004	2005	Percentage	2004	2005	Percentage
			Change			Change

	(R$ in million, except %)
Average balance of interest-bearing
liabilities:
Savings deposits	R$22,502	R$24,728	9.9%	-
Time deposits	25,230	31,039	23.0	-	-	-
Federal funds purchased and securities sold
under agreements to repurchase	18,070	19,957	10.4	-	-	-
Short-term borrowings	8,442	7,164	(15.1)	-	-	-
Long-term debt borrowings	17,839	20,764	16.4	-	-	-
Deposits from financial institutions	90	116	28.9	-	-	-

Total	R$92,173	R$103,768	12.6%	-	-	-

Average interest rate paid	9.7%	12.0%		-	-	-

For further information on average interest rates by type of liability, see “Item 4. Information on the Company–Selected Statistical Information–Average Balance Sheet and Interest Rate Data.”

     The following table shows, on a company-wide basis and by segment, how much of the increase in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real), in each case, for 2005 as compared to 2004:

	Consolidated	Banking	Insurance,
Pension Plans
and Certificated
Savings Plans

2005/2004
Increase(decrease)
(R$ in million)
Due to changes in average volume of interest-bearing
liabilities	R$2,020	R$2,136	-
Due to changes in average interest rates	1,502	1,374	-

Net change	R$3,522	R$3,510	-

     Banking

     The 39.3% increase in our interest expense in the banking segment for 2005 compared to 2004 was due primarily to higher balances of time deposits and federal funds purchased and securities sold under agreements to repurchase and secondarily to an increase in average interest rates.

     The increase of our interest expense was due to a 46.6% increase in our interest expenses on time deposits from R$3,340 million in 2004 to R$4,895 million in 2005. This increase was mainly due to a 23.0% increase in the average balance of our time deposit transactions from R$25,230 million in 2004 to R$31,039 million in

2005 and to an increase in average interest rates from 16.2% in 2004 to 19.0% in 2005. The increase in our time deposits was primarily due to the interests paid over such deposits in 2005, which was partially offset by the change by the institutional investors to other funding sources, mainly the issuance of debentures.

     Interest expense on federal funds purchased and securities sold under agreements to repurchase increased 61.6% in 2005, from R$2,390 million in 2004 to R$3,862 million in 2005. This increase was primarily due to an increase in average interest rates of 16.2% in 2004 to 19.0% in 2005, as well as a 10.4% increase in the average balance of funding sources.

Provision for Loan Losses

     The following table shows changes in our allowance for loan losses, provision for loan losses, loan charge-offs and loan recoveries for the years ended 2004 and 2005, as well as our provisions-to-loans ratio (provisions as a percentage of the average balance of our loans):

	2004	2005	Percentage
			Change

	(R$ in million, except %)
Allowance for loan losses at the beginning of the year	R$3,846	R$4,063	5.6%
Provisions for loan losses	1,429	1,823	27.6
Loan charge-offs	(1,824)	(1,603)	(12.1)
Loan recoveries	612	681	11.3

Allowance for loan losses at the end of the year	4,063	4,964	22.2%

Ratio of provision for loan losses to average loans outstanding	2.5%	2.5%

     The allowance for loan losses increased 22.2% from R$4,063 million as of December 31, 2004 to R$4,964 million as of December 31, 2005, due primarily to a 25.9% increase in our average balance of outstanding loans.

     The Brazilian economic environment improved in 2005, impacting the results of our credit portfolio. Accordingly, the allowance for loan losses decreased as a percentage of loans from 6.4% in 2004 to 6.0% in 2005.

     The Brazilian economy performed well during 2005, largely due to the implementation of fiscal austerity policies by the Federal Government. As a result, our level of annual loan losses, calculated as the value of loan charge-offs as a percentage of the total average balance of outstanding loans, decreased from 3.2% in 2004 to 2.2% in 2005. Similarly, recoveries of non-performing loans increased by 11.3% as compared to 2004, and loan charge-offs decreased by 12.1% in 2005 as compared to 2004. Overall, during 2005 the provision for loan losses increased by 27.6% as compared to 2004, in line with the increase in the volume of our transactions.

     Our borrowers’ ability to perform their obligations in light of the improving Brazilian economy, as well as our own increased selectivity in granting loans, is reflected in improvements in the risk classifications of our loan portfolio. The percentage of loans that we classify in the four lowest risk classifications was 93.9% on December 31, 2005, an increase from 92.6% from December 31, 2004 The percentage of loans that we classify in the two lowest risk classifications increased from 68.9% of the total at year-end 2004, to 69.6% at year-end 2005, reflecting the improvement in the overall quality of the portfolio.

     We believe that our current allowance for loan losses is sufficient to cover known and estimated future loan losses in our portfolio. For more information, see “Item 4. Information on the Company–Selected Statistical Information–Credit Operations–Charge-offs” and “–Non-performing Loans and Allowance for Loan Losses.”

     We believe that the amount of, and changes in, our allowance for loan losses, viewed as a percentage of the total portfolio, are consistent with our historical experience with delinquency ratios, charge-offs and net losses.

     In 2005, our loan portfolio growth strategy continued to focus on extending personal loans such as automobile financing to individuals, because such loans historically have had a better rate of return than loans to companies, although such loans do have higher average rates of default. Our strategy is reflected in the growth of our “other financings” account, which includes loans only to individuals, which increased by 64.0% in 2005 and increased as a percentage of our total credit portfolio from 25.0% in 2004 to 31.3% in 2005.

     The expansion of loans to individuals was due mainly to our strategy of increasing our presence in the retail market, through our efforts to estimate the organic growth of our portfolio, acquire credit portfolios and enter into certain operational agreements.

     Shifts in the quality of our loan portfolio played a more significant role in determining our allocation of allowances for loan losses than any criteria change or trend in non-performing loans.

     Among our commercial loans, the ones that presented a better performance in 2005 were those that were oriented towards foreign trade, mainly export transactions and transactions entered into by our branches and offices abroad. In the corporate segment, loans classified as “industrial and other loans” increased by 22.4%, but such loans as a percentage of our loan portfolio decreased to 35.6% from to 38.1% in 2004. This decrease was mainly due to the decrease in loans granted to large corporations as a consequence of the fluctuation of the real/U.S. dollar exchange rate.

     For a description of the Central Bank’s regulation of lending operations, see “Item 4. Information on the Company - Regulation and Supervision -Treatment of Overdue Debts” and note 2(j) to our consolidated financial statements in Item 18.

     Non-interest Income

     The following tables show, on a company-wide basis and by segment, the principal components of our non-interest income for 2004 and 2005.

	Consolidated

	2004	2005	Percentage
			Change

	(R$ in million, except %)
Fee and commission income	R$4,310	R$5,137	19.2%
Trading gains	1,236	2,428	96.4
Net realized gains on available-for-sale securities	433	747	72.5
Net gain on foreign currency transactions	269	294	9.3
Equity in the earnings of unconsolidated companies	66	186	181.8
Insurance premiums	6,764	7,805	15.4
Pension plans	374	377	0.8
Other non-interest income	830	582	(29.9)

Total	R$14,282	R$17,556	22.9%

	Banking			Insurance, Pension Plans and
				Certificated Savings Plans

	2004	2005	Percentage	2004	2005	Percentage
			Change			Change

	(R$ in million, except %)
Fee and commission income	R$3,885	R$4,687	20.6%	R$312	R$416	33.3%
Trading gains (losses)	1,248	2,392	91.7	(12)	36	-
Net realized gains on available-for-sale
securities	168	428	154.8	252	318	26.2
Net gain on foreign currency transactions	269	294	9.3	-	-	-
Equity in earnings (losses) of unconsolidated
companies	32	169	428.1	33	17	(48.5)
Insurance premiums	-	-	-	6,764	7,805	15.4
Pension plans	-	-	-	374	377	0.8
Other non-interest income	768	207	(73.0)	71	405	470.4

Total	R$6,370	R$8,177	28.4%	R$7,794	R$9,374	20.3%

     Banking

     Non-interest income in the banking segment increased 28.4% in 2005 compared to 2004, from R$6,370 million in 2004 to R$8,177 million in 2005, due principally to an increase in income from trading securities and an increase in fee income.

     Income from trading securities increased 91.7% from R$1,248 million in 2004 to R$2,392 million in 2005, due primarily to an increase in income from derivative instruments used to hedge our investments abroad. Fee income increased by 20.6%, from R$3,885 million in 2004 to R$4,687 million in 2005, due primarily to an increase in the average volume of transactions and growth in our client base.

     Insurance, Pension Plans and Certificated Savings Plans

     Non-interest income in the insurance, pension plans and certificated savings plans segment increased 20.3% in 2005 as compared to 2004, due principally to an increase in income from insurance premiums.

     Income from insurance premiums increased by 15.4%, from R$6,764 million in 2004 to R$7,805 million in 2005, due primarily to an increase in the volume of automobile, life and health insurance policies sold.

     Non-interest Expense

     The following tables show, on a company-wide and per segment basis, the principal components of our non-interest expense for 2004 and 2005:

	Consolidated

	2004	2005	Percentage
			Change

	(R$ in million, except %)
Salaries and benefits	R$(4,864)	R$(5,198)	6.9%
Administrative expenses	(4,057)	(4,447)	9.6
Amortization of intangible assets	(278)	(302)	8.6
Insurance claims	(4,822)	(5,501)	14.1
Changes in provisions for insurance, pension plans,
certificated savings plans and pension investment contracts	(4,326)	(3,939)	(8.9)
Pension plan operating expenses	(751)	(505)	(32.8)
Insurance and pension plan selling expenses	(907)	(1,041)	14.8
Depreciation and amortization	(789)	(712)	(9.8)
Other non-interest expense	(2,923)	(4,202)	43.8

Total	R$(23,717)	R$(25,847)	9.0%

	Banking			Insurance, Pension Plans and
				Certificated Savings Plans

	2004	2005	Percentage	2004	2005	Percentage
			Change			Change

	(R$ in million, except %)
Salaries and benefits	R$(4,325)	R$(4,812)	11.3%	R$(480)	R$(359)	(25.2)%
Administrative expenses	(3,722)	(4,152)	11.6	(455)	(464)	2.0
Amortization of intangible assets	(274)	(297)	8.4	(4)	(5)	25.0
Insurance claims
incurred but not reported	-	-	-	(4,822)	(5,501)	14.1
Changes in provisions for insurance, pension
plans, certificated savings plans and pension
investment contracts	-	-	-	(4,326)	(3,939)	(8.9)
Pension plan operating expenses	-	-	-	(751)	(505)	(32.8)
Insurance and pension plan selling expenses	-	-	-	(907)	(1,055)	16.3
Depreciation and amortization	(728)	(630)	(13.5)	(56)	(80)	42.9
Other non-interest expense	(2,369)	(3,527)	48.9	(400)	(520)	30.0

Total	R$(11,418)	R$(13,418)	17.5%	R$(12,201)	R$(12,428)	1.9%

     Banking

     Non-interest expense in the banking segment increased by 17.5% in 2005 compared to 2004, due primarily to increases in salaries and benefits and administrative expenses. Expenses from salaries and benefits increased by 11.3%, from R$4,325 million in 2004 to R$4,812 million in 2005, partially due to the effect of a bargaining agreement with labor unions, which provided for increased employee benefits and greater expenses associated with our employee profit sharing program.

     Administrative expenses increased by 11.6%, from R$3,722 million in 2004 to R$4,152 million in 2005, due primarily to higher costs for services from third parties, mainly because of the increase in the volume of our banking business and increased investments in improved technology.

     Insurance, Pension Plans and Certificated Savings Plans

     Non-interest expense in the insurance, pension plans and certificated savings plans segment increased 1.9% in 2005 compared to 2004, due primarily to an increase in insurance claims and provisions for claims incurred but not reported, which was partially offset by a reduction in expenses for the variation in allowances for insurance, certificated savings plans and pension plans. Insurance claims increased by 14.1%, from R$4,822 million in 2004 to R$5,501 million in 2005, largely due to an increase in payments of claims under automobile, life and health insurance policies.

     The expense for the variation in allowances for insurance, pension plans and certificated savings plans decreased by 8.9% in 2005, from R$4,326 million in 2004 to R$3,939 million in 2005, due mainly to increases in redemptions of several pension plans products.

     Income Tax

     Income tax in Brazil is comprised of federal income taxes and the Social Contribution Tax on adjusted income. See “-Taxes.” The combined rate of these two taxes has been 34.0% since February 2000.

     Income tax expense increased by 304.5% in 2005 from R$601.0 million in 2004 to R$2,431 million in 2005 due principally to the income from our transactions to hedge our offshore investments. Income tax expense as a percentage of our income before income taxes, adjusted for nontaxable income of unconsolidated companies, increased to 28.4% in 2005 from 15.5% in 2004. The increase was due primarily to the increase in taxable income in 2005.

     Net Income

     As a result of the foregoing, net income for 2005 increased 89.7%, from R$3,327 million in 2004 to R$6,310 million in 2005.

Results of Operations for Year Ended December 31, 2004 Compared with December 31, 2003

     The following tables show the principal components of our net income for 2004 and 2003 on a company-wide basis and by segment:

	Consolidated

	2003	2004	Percentage change

	(R$ in million, except %)
Net interest income	R$14,999	R$14,804	(1.3)%
Provision for loan losses expenses	(2,034)	(1,429)	(29.7)
Non-interest income	11,109	14,282	28.6
Non-interest expense	(21,418)	(23,717)	10.7
Income before income taxes and minority interests	2,656	3,940	48.3
Income tax and social contribution	(346)	(601)	73.7
Income before minority interest	2,310	3,339	44.5
Minority interest	(8)	(12)	50.0

Net income	R$2,302	R$3,327	44.5%

	Banking			Insurance, Pension Plans and Certificated Savings Plans

	2003	2004	Percentage Change	2003	2004	Percentage Change

	(R$ in million, except %)
Net interest income	R$10,034	R$9,861	(1.7)%	R$4,959	R$4,937	(0.4)
Provision for loan losses expenses	(2,034)	(1,429)	(29.7)	-	-	-
Non-interest income	4,041	6,370	57.6	7,020	7,794	11.0
Non-interest expense	(10,424)	(11,418)	9.5	(10,949)	(12,201)	11.4

Income before income taxes and minority	1,617	3,384	109.3	1,030	530	(48.5)
interests
Income tax and social contribution	24	(457)		(364)	(138)	(62.1)

Income before minority interest	1,641	2,927	78.4	666	392	(41.1)
Minority interest	(6)	(8)	33.3	(2)	(4)	100.0

Net income	R$1,635	R$2,919	78.5%	R$664	R$388	(41.6)%

     Net Interest Income
      The following table shows the principal components of our net interest income before provision for loan losses for 2003 and 2004, on a company-wide basis and by segment:

	Consolidated			Banking			Insurance, Pension Plans and Certificated savings plans

	2003	2004	Percentage Change	2003	2004	Percentage Change	2003	2004	Percentage Change

	(R$ in million, except %)
Interest income	R$24,716	R$23,723	(4.0)%	R$19,768	R$18,793	(4.9)%	R$4,959	R$4,937	(0.4)%
Interest expense	(9,717)	(8,919)	(8.2)	(9,734)	(8,932)	(8.2)	-	-	-

Net interest income	R$14,999	R$14,804	(1.3)%	R$10,034	R$9,861	(1.7)%	R$4,959	R$4,937	(0.4)%

     The following table shows, on a company-wide basis and by segment, how much of our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real), in each case for the year 2004 as compared to the year 2003:

	Consolidated	Banking	Insurance, Pension Plans and Certificated Savings Plans

2004/2003

Increase (decrease) (R$ in million)

Due to changes in average volume of interest-earning assets and
interest-bearing liabilities	R$1,617	R$ (114)	R$1,549
Due to changes in average interest rates	(1,812)	(59)	(1,571)

Net change	(R$195)	R$(173)	R$(22)

     Banking

     The R$173.0 million decrease in net interest income in the banking segment in 2004 when compared to 2003 was due to a 6.2% increase in the average volume of interest-bearing liabilities compared to a 5.7% increase in the average volume of interest-earning assets, which caused a R$114.0 million decrease in net financial revenues. This decrease was due mainly to the increase of 16.7% in federal funds sold and securities purchased under agreements to resell, an 8.7% increase in our average balance of long-term debt and a 3.8% increase in our time deposits, which was partially offset by an 8.2%increase in the average volume of the loan portfolio, resulting from increases in loans to individuals, mainly personal loan and vehicle financing.

     The reduction in the basic interest rate from 23.3% in 2003 to 16.2% in 2004, resulted in a reduction of R$59.0 million in net financial revenues in 2004 compared to 2003.

     Net interest margin is net interest income as a percentage of average interest-earning assets. Our net interest margin in the banking segment fell from a rate of 10.1% in 2003 to a rate of 9.4% in 2004.

     Insurance, Pension Plans and Certificated Savings Plans

     The R$22.0 million decrease from 2003 to 2004 in net interest income in the insurance, pension plans and certificated savings plans segment was due primarily to a decrease in average interest rates in 2004, which was partially offset by an increase in the average volume of interest–earning assets. The basic interest rate decreased from 23.3% in 2003 to 16.2% in 2004, resulting in a reduction of R$1,571 million in net financial expenses in 2004 compared to 2003, while a 36.9% increase in the average volume of interest-earning assets led to a R$1,549 million increase in interest income. These increases were due primarily to a 40.4% increase in our average balance of trading securities, made possible by an increase in funds available from sales of our VGBL and PGBL pension investment contracts.

     Our net interest margin in the insurance, pension plans and certificated savings plans segment decreased from 22.7% in 2003 to 16.5% in 2004.

     Interest Income

     The following tables show, on a company-wide basis and by segment, the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2003 and 2004:

	Consolidated

	2003	2004	Percentage Change

	(R$ in million, except %)
Average balance of interest-earning assets:
Loans	R$51,039	R$55,230	8.2%
Federal funds sold and securities purchased under
agreements to resell	19,487	18,628	(4.4)
Trading securities	27,077	34,039	25.7
Available-for-sale securities	3,147	5,682	80.6
Securities held to maturity	3,088	4,528	46.6
Interest–bearing deposits in other banks	4,651	3,226	(30.6)
Central bank compulsory deposits	11,988	13,070	9.0
Other interest-earning assets	985	858	(12.9)

Total	R$121,462	R$135,261	11.4%

Average interest rate earned	20.3%	17.5%

	Banking			Insurance, Pension Plans and Certificated Savings Plans

	2003	2004	Percentage Change	2003	2004	Percentage Change

	(R$ in million, except %)
Average balance of interest-earning assets:
Loans	R$51,039	R$55,230	8.2%	-	-	-
Federal funds sold and securities purchased
under agreements to resell	19,487	18,628	(4.4)	-	-	-
Trading securities	9,274	9,036	(2.6)	17,803	25,003	40.4
Available-for-sale securities	1,687	3,860	128.8	1,460	1,822	24.8
Securities held to maturity	680	1,616	137.6	2,408	2,912	20.9
Interest–bearing deposits in other banks	4,526	3,088	(31.8)	202	209	3.5
Central bank compulsory deposits	11,988	13,070	9.0	-	-	-
Other interest-earning assets	985	858	(12.9)	-	-	-

Total	R$99,666	R$105,386	5.7%	R$21,873	R$29,946	36.9%

Average interest rate earned	19.8%	17.8%		22.7%	16.5%

For further information about average interest rates by type of assets, see “Item 4. Information on the Company–Selected Statistical Information–Average Balance Sheet and Interest Rate Data.”

     The following table shows, on a company-wide basis and by segment, how much of the decrease in our interest income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real), in each case for the year 2004 as compared to the year 2003:

	Consolidated	Banking	Insurance, Pension Plans and Certificated Savings Plans

2004/2003

Increase (decrease) (R$ in million)

Due to changes in average volume of interest-earning assets	R$2,606	R$883	R$1,549
Due to changes in average interest rates	(3,599)	(1,858)	(1,571)

Net change	R$(993)	R$(975)	R$(22)

     Banking

     Interest income in the banking segment decreased by R$975.0 million in 2004, a 4.9% decrease compared to 2003, due primarily to a decrease in interest income from securities repurchase agreements and trading securities, which was partially offset by increase in interest from loan transactions.

     Interest income from repurchase agreements fell from R$3,861 million in 2003 to R$2,738 million in 2004, due primarily to the decrease in average interest rates from 23.3% in 2003 to 16.2% in 2004, and secondarily to the decrease of 4.4% in the average volume of our transactions.

     The 27.3% decrease in interest income arising from trading securities, from R$1,842 million in 2003 to R$1,340 million in 2004, was largely attributable to the reduction in average interest rates from 23.3% in 2003 to 16.2% in 2004 and was partially offset by lower foreign exchange losses in 2004 compared to 2003, as a result of the lower appreciation of the real against the US dollar of 8.1% in 2004 compared to 18.2% in 2003. When the real appreciates, our interest income from such assets as measured in real decreases, as a result of the lower rate of appreciation in 2004, our losses (measured in reais) from this effect were lower than in 2003.

     Our interest income from loan operations increased by 5.2% from R$12,176 million in 2003 to R$12,812 million in 2004, due mainly to an 8.2% increase in the average loan balances, from R$51,039 million in 2003 to R$55,230 million in 2004 and secondarily to a reduction in foreign exchange losses resulting from the lower appreciation of the real against the U.S. dollar in 2004 as compared to 2003. The income increasing effects of these factors were partially offset by a decrease in average interest rates from 23.3% in 2003 to 16.2% in 2004. The increase in average loan balances was mainly due to the increase in transactions with individuals, personal loans and vehicle financing, in which interest rates are higher.

     Insurance, Pension Plans and Certificated Savings Plans

     Interest income from insurance, pension plans and certificated savings plans decreased by R$22.0 million in 2004, representing a 0.4% decrease from 2003, due primarily to the reduction in average interest rates in 2004, which was partially offset by an increase in our average volume of interest-bearing assets. The change in the average balance of interest-bearing assets caused an increase of R$1,549 million in interest income. This increase was caused mainly by an increase of 40.4% in our average balance of trading securities due basically to the increase in funds coming from our VGBL and PGBL pension plans, resulting from high sales of these products in 2004.

     Interest Expense

     The following tables show, on a company-wide basis and by segment, the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2003 and 2004:

	Consolidated

	2003	2004	Percentage Change

	(R$ in million, except %)
Average balance of interest-bearing liabilities:
Savings deposits	R$20,680	R$22,499	8.8%
Time deposits	24,230	25,159	3.8
Federal funds purchased and securities sold under
agreements to repurchase	15,486	18,070	16.7
Short-term borrowings	9,219	8,442	(8.4)
Long-term borrowings	16,417	17,839	8.7
Deposits from financial institutions	657	90	(86.3)

Total	R$86,689	R$92,099	6.2%

Average interest rate paid:	11.2%	9.7%

	Banking			Insurance, Pension Plans and Certificated Savings Plans

	2003	2004	Percentage Change	2003	2004	Percentage Change

	(R$ in million, except %)
Average balance of interest-bearing
liabilities:
Savings deposits	R$20,698	R$22,502	8.7%	-	-	-
Time deposits	24,298	25,230	3.8	-	-	-
Federal funds purchased and securities sold
under agreements to repurchase	15,486	18,070	16.7	-	-	-
Short-term borrowings	9,219	8,442	(8.4)	-	-	-
Long-term borrowings	16,417	17,839	8.7	-	-	-
Deposits from financial institutions	657	90	(86.3)	-	-	-

Total	R$86,775	R$92,173	6.2%	-	-	-

Average interest rate paid:	11.2%	9.7%		-	-	-

     For further information on average interest rates by type of liability, see “Item 4. Information on the Company–Selected Statistical Information–Average Balance Sheet and Interest Rate Data.”

     The following table shows, on a company–wide basis and by segment, how much of the decrease in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real), in each case for the year 2004 as compared to the year 2003:

	Consolidated	Banking	Insurance, Pension Plans and Certificated Savings Plans

2004/2003
Increase (decrease) (R$ in million)

Due to changes in average volume of interest bearing
liabilities	R$989	R$997	-
Due to changes in average interest rates	(1,787)	(1,799)	-

Net change	R$(798)	R$(802)	-

     Banking

     The 8.2% decrease in our interest expense in our banking segment for 2004 compared to 2003, was primarily attributable to a decrease in our interest expense on our time deposit liabilities, partially offset by an increase in our interest expense on our long-term debt.

     The decrease in our financial expenses was due to the decrease of 21.4% in our financial expenses on time deposit transactions, from R$4,250 million in 2003 to R$3,340 million in 2004. This variation was primarily due to the drop in the average interest rates from 23.3% in 2003 to 16.2% in 2004, which was partially offset by a 3.8% increase, from R$24,298 million in 2003 to R$25,230 million in 2004, in our average balance of our time deposits. The increase in the volume of our time deposit transactions was due basically to increase demand from institutional investors.

     We recorded financial revenue related to our short-term borrowings, mainly represented by short-term international financing facilities, denominated in foreign currency, in 2003 and 2004 as a result of foreign exchange gains due to the 18.2% and 8.1% appreciation of the real against the U.S. dollar in 2003 and 2004, respectively.

     Interest expense on our long-term debt increased 86.9%, from R$865.0 million during 2003 to R$1,617 million during 2004. This increase resulted primarily from a increase of R$563.0 million in interest expense on our long-term international financing facilities, denominated in foreign currency, which in turn was largely due to a lower appreciation of the real against the U.S. dollar in 2004 compared to 2003.

Provision for Loan Losses

     The following table shows changes in our allowance for loan losses, provisions for loan losses, loans recovered and loan charge-offs and recoveries for 2003 and 2004, as well as our provisions to loans ratio (provisions as a percentage of the average balance of our loans):

	2003	2004	Percentage Change

	(R$ in million, except %)
Allowance for loan losses at the beginning of the year	R$3,455	R$3,846	11.3%
Provision for loan losses	2,034	1,429	(29.7)
Loan charge-offs	(2,058)	(1,824)	(11.4)
Loan recoveries	415	612	47.5

Allowance for loan losses at the end of the year	R$3,846	R$4,063	5.6%

Ratio of provision for loan losses in relation to the average
balance of outstanding loans	3.8%	2.5%

     The allowance for loan losses increased 5.6% from R$3,846 million as of December 31, 2003 to R$4,063 million as of December 31, 2004, due primarily to a 8.2% increase in our average balance of outstanding loans.

     As a result of improvements in Brazil’s economic situation in late 2004, the allowance for loan losses decreased as a percentage of loans from 7.0% in 2003 to 6.4% in 2004.

     Our level of annual loan losses, defined as the value of loan charge-offs as a percentage of the total average value of outstanding loans at the end of the year, decreased from 3.9% in 2003 to 3.2% in 2004. Similarly, recoveries of troubled loans increased by 47.5% as compared to 2003, and loan charge-offs fell by 11.4% in 2004, as the rate of loan defaults decreased. Overall, during 2004, the provision for loan losses decreased by 29.7% as compared to 2003.

     Our borrowers’ ability to perform their obligations in light of the improving Brazilian economy as well as our own increased selectivity in granting loans was reflected in improvements in the risk classifications of our loan portfolio. The percentage of loans in our four lowest risk classifications, none of which are considered “non-performing,” was 92.6% at December 31, 2004, an increase from 92.0% at December 31, 2003. Loans in the two lowest risk classification categories increased from 68.1% of the total at year-end 2003 to 68.9% of the total at year-end 2004, reflecting the improvement in the overall quality of the portfolio.

     We believe that our current allowance for loan losses is sufficient to cover future losses in our portfolio. For further information, see “Item 4.–Information on the Company–Selected Statistical Information–Credit Operations–Charge-offs” and “Non Performing Loans and Allowance for Loan Losses”.

     We believe that the amount of, and changes in our allowance for loan losses, viewed as the total portfolio percentage, are consistent with our historical experience with delinquency ratios and charge-offs.

     Our growth strategy for our loan portfolio in 2004 focused on extending loans specifically oriented toward individuals, such as personal loans and automobile financing. Historically, we have experienced better rates of return and more stable risk levels on loans to individuals than on commercial loans, despite having a higher default rate. Such strategy is reflected in the growth of the item “other financing,” which includes loans specifically oriented toward individuals, which increased by 44.0% in 2004 and grew as a percentage of the total loan portfolio, from 20.0% in 2003 to 25.0% in 2004.

     The expansion of transactions with individuals was due mainly to efforts to stimulate organic portfolio growth, distributed among all business segments specializing in services for individual clients.

     The acquisition of Banco Zogbi, which took place in 2004, complemented the expansion plan, increasing our share of the personal loan segment for lower– income clients.

     Changes in the quality of our loan portfolio played more significant role in determining our allocation of allowances for loan losses than any change of criteria or trends in non-performing loans.

     The best-performing economic sectors in 2004,were those oriented toward foreign trade. Despite the appreciation of the real against the U.S. dollar, exporters were assisted by favorable foreign exchange rates, as US dollar depreciated against Euro.

     The strength of export-based sectors of the economy was also reflected in the growth of agriculture–related loans in our portfolio, which increased from 8.1% of the total in 2003 to 9.6% in 2004. This led to an additional allowance of R$33.0 million for questionable borrowers in this segment, representing 2.3% of the provision for loan losses in the period.

     In the corporate segment, we increased by 9.9% the balance of loans classified as “industrial and other”, the largest segment of our loan operation portfolio, having a slight share reduction on the total of loan operations, reaching 38.1%, against 40.0% in 2003. The slight relative reduction in the level of loan operations in this classification was influenced by the increase in loans granted to individuals, mainly consumer and automobile loans, which increased its share in our total loan operations from 20.0% in 2003 to 25.0% in 2004.

     For a description of the Central Bank’s regulation of lending operations, see “Item 4. Information on the Company–Regulation and Supervision–Treatment of Overdue Debts” and note 2(j) to our consolidated financial statements in Item 18.

     Non-interest Income

     The following tables show, on a company-wide basis and by segment, the principal components of our non-interest income for 2003 and 2004.

	Consolidated

	2003	2004	Percentage Change

	(R$ in million, except %)
Fee and commission income	R$3,463	R$4,310	24.5%
Trading gains	45	1,236	2,646.7
Net realized gains (losses) on available-for-sale securities	738	433	(41.3)
Net gain on foreign currency transactions	198	269	35.9
Equity in earnings of unconsolidated companies	60	66	10.0
Insurance premiums	6,149	6,764	10.0
Pension plans	64	374	484.4
Other non-interest income	392	830	111.7

Total	R$11,109	R$14,282	28.6%

	Banking				Insurance, Pension Plans and Certificated Savings Plans

	2003	2004	Percentage Change		2003	2004	Percentage Change

	(R$ in million, except %)
Fee income	R$3,225	R$3,885	20.5%		R$191	R$312	63.4%
Trading gains (losses)	154	1,248	710.4		(108)	(12)	(88.9)
Net realized gains (losses) on
available-for-sale securities	167	168	0.6		570	252	(55.8)
Net gain on foreign currency transactions	198	269	35.9		-	-	-
Equity in earnings of unconsolidated
companies	101	32	(68.3)		(41)	33	-
Insurance premiums	-	-		-	6,149	6,764	10.0
Pension Plans	-	-		-	64	374	484,4
Other non-interest income	196	768	291.8		195	71	(63.6)

Total	R$4,041	R$6,370	57.6%		R$7,020	R$7,794	11.0%

     Banking

     Non-interest income in the banking segment increased 57.6% in 2004 compared to 2003, due principally to growth in income from securities trading activities and to the increase in fee and commission income.

     Income from securities trading increased by 710.4% in 2004 compared to 2003, from R$154.0 million in 2003 to R$1,248 million in 2004, due mainly to a reduction in foreign exchange losses, as a consequence of the lower appreciation of the real against the U.S. dollar, as well as increases in revenue from derivative financial instruments. Fee and commission income increased by 20.5%, from R$3,225 million in 2003 to R$3,885 million in 2004, due mainly to the increase in volume of transactions generating fees and commissions, as well as to the increase in the client base. Among these, fees and commissions related to management of funds and checking accounts represented most of the increase due partially to the higher volume of these transactions.

     Insurance, Pension Plans and Certificated Savings Plans

     Non-interest income in the insurance, pension plans and certificated savings plans segment increased 11.0% in 2004 compared to 2003, due principally to increases in revenues from insurance premiums and pension plans.

     Insurance premiums increased by 10.0% in 2004 compared to 2003, from R$6,149 million in 2003 to R$6,764 million in 2004, due mainly to the increase in the volume of automobile and health insurance polices sold which in turn was due to an increasing number of insurance transactions performed through the Internet.

     Non-interest Expense

     The following tables show, on a company-wide basis and by segment, the principal components of our non-interest expense for 2003 and 2004:

	Consolidated

	2003	2004	Percentage Change

	(R$ in millions, except %)
Salaries and benefits	R$ (4,677)	R$ (4,864)	4.0%
Administrative expenses	(3,909)	(4,057)	3.8
Amortization of intangible assets	(266)	(278)	4.5
Insurance claims	(4,333)	(4,822)	11.3
Changes in provisions for insurance, pension plans,
certificated savings plans and pension investment
contracts	(3,777)	(4,326)	14.5
Pension plan operating expenses	(637)	(751)	17.9
Insurance and pension plan selling expenses	(762)	(907)	19.0
Depreciation and amortization	(744)	(789)	6.0
Other non-interest expense	(2,313)	(2,923)	26.4

Total	R$(21,418)	R$(23,717)	10.7%

	Banking			Insurance, Pension Plans and Certificated Savings Plans

	2003	2004	Percentage Change	2003	2004	Percentage Change

	(R$ in million, except %)
Salaries and benefits	R$(4,189)	R$ (4,325)	3.2%	R$ (462)	R$ (480)	3.9%
Administrative expenses	(3,555)	(3,722)	4.7	(484)	(455)	(6.0)
Amortization of intangible assets	(256)	(274)	7.0	(10)	(4)	(60.0)
Insurance claims	-	-	-	(4,333)	(4,822)	11.3
Changes in provisions for insurance, pension
plans, certificated savings plans and pension
investment contracts	-	-	-	(3,777)	(4,326)	14.5
Pension plan operating expenses	-	-	-	(637)	(751)	17.9
Insurance and pension plan selling expenses	-	-	-	(762)	(907)	19.0
Depreciation and amortization	(675)	(728)	7,9	(67)	(56)	(16.4)
Other non-interest expense	(1,749)	(2,369)	35.4	(417)	(400)	(4.1)

Total	R$(10,424)	R$(11,418)	9.5%	R$(10,949)	R$(12,201)	11.4%

     Banking

     Non-interest expense in the banking segment increased 9.5% in 2004 compared to 2003, due primarily to increases in salaries and benefits and administrative expenses. Salaries and benefits expenses increased by 3.2%, from R$4,189 million in 2003 to R$4,325 million in 2004, due in part to the salary increases under our collective bargaining agreement, and in part to the consolidation of the banks BBV Banco, Zogbi and BEM in our financial statements, all of which were partially offset by the realization of synergies from the mergers of various companies into Bradesco in recent years.

     Administrative expenses increased by 4.7%, from R$3,555 million in 2003 to R$3,722 million in 2004, basically due to the consolidation in our financial statements of the banks BBV Banco, Zogbi and BEM.

     Insurance, Pension Plans and Certificated Savings Plans

     Non-interest expense in the insurance, pension plans and certificated savings plans segment increased 11.4% in 2004 compared to 2003, due primarily to an increase in insurance claims, and provisions for casualties incurred but not reported and changes in allowances for insurance, pension plans and certificated savings plans and pension investment agreements. Insurance claims and provisions for claims incurred but not reported increased by 11.3%, from R$4,333 million in 2003 to R$4,822 million in 2004, partially due to the increase in claims in the automobile and health insurance segments, due primarily to the increase in the number of insurance policies.

     The expense for changes of allowance for pension plans and certificated savings plans increased by 14.5% in 2004 from R$3,777 million in 2003 to R$4,326 million in 2004, resulting from the constitution of a R$324.0 million allowance in the health insurance segment, basically to permit an adjustment in premium levels for insureds over 60 years old.

     Income Tax

     Income tax in Brazil is comprised of federal income taxes and the Social Contribution Tax on adjusted income. See “–Taxes.” The combined rate of these two taxes has been 34.0% since February 2000.

     Our income tax expense increased 73.7%, from R$346.0 million in 2003 to R$601.0 million in 2004. Our income tax expense, as a percentage of our income before income taxes, adjusted for income in earnings (losses) of unconsolidated companies, rose to 15.5% in 2004 compared to 13.3% in 2003. The increase is mainly due to the increase in the taxable income in 2004.

     Net Income

     As a result of the foregoing, net income for 2004 grew by 44.5%, from R$2,302 million in 2003 to R$3,327 million in 2004.

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

     We monitor our asset and liability position in accordance with Central Bank requirements and guidelines. The treasury committee of our senior management meets on a weekly basis to:

  present and discuss the transactions conducted by us during the previous week;

  present the exposure in each of item of our portfolio, to factors such as fixed rates, floating rates, foreign currency and exchange rates;

  establish exposure limits based on our evaluation of the risks presented by our currency, term and interest rate gap positions and current market volatility levels;

  establish asset allocation and funding policies; and

  decide on the maturity terms of our assets and obligations.

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

In addition, we have two credit committees which help carry out our asset and liability management:

  the executive credit committee, which is made up of members of our senior management and which meets on a weekly basis, analyzes credits of over R$20.0 million and determines the general policies that will guide our asset and liability management until its next meeting; and

  the daily credit committee, which meets on a daily basis and is responsible for analysis of credits of up to R$20.0 million.

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

     We have used our excess liquidity to invest in Government bonds and expect to continue doing so, subject to regulatory requirements and investment considerations.

     Our principal sources of financing are:

  demand, savings, time and interbank deposits; and

  short and long-term borrowings, part of which are denominated in foreign currencies.

     The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing as well as non-interest bearing) in the periods indicated:

	2003			2004			2005

	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate

	(R$ in million, except %)
Deposits from banks	R$657	0.5%	16.9%	R$90	0.1%	15.6%	R$116	0.1%	18.1%
Savings deposits	20,680	15.4	9.9	22,499	15.1	7.4	24,728	14.5	8.2
Time deposits	24,230	18.0	17.5	25,159	16.9	13.2	31,002	18.1	15.8
Interest-bearing liabilities:
Federal funds purchased and
securities sold under agreements to
repurchase	15,486	11.5	18.4	18,070	12.1	13.2	19,139	11.2	20.2
Short-term borrowings	9,219	6.8	(4.2)	8,442	5.7	(1.0)	7,164	4.2	(2.6)
Long-term borrowings	16,417	12.2	5.3	17,839	12.0	9.1	20,764	12.2	8.8

Total interest-bearing liabilities	86,689	64.4	11.2%	92,099	61.9	9.7%	102,913	60.3	12.1%

Non-interest-bearing liabilities:
Demand deposits	11,146	8.3		13,369	9.0		15,227	8.9
Other non-interest-bearing
liabilities (1)	36,790	27.3		43,346	29.1		52,537	30.8

Total non-interest-bearing
liabilities	47,936	35.6		56,715	38.1		67,764	39.7

Total liabilities	R$134,625	100.0%		R$148,814	100.0%		R$170,677	100.0%

______________________________
(1) Other non-interest-bearing liabilities, whose primary components are technical reserves for insurance losses, provision for pension plans, provision for certificated savings plans, provision for pension plan investment agreements and provision for contingent liabilities, are not a source of funding.

     Deposits are our most important source of funding, accounting for 42.2% of average total liabilities in 2003, compared to 41.1% in 2004 and 41.6% in 2005. In 2003, the average balance of deposits grew by 12.4%, but deposits decreased as a percentage of the average balance of liabilities, largely due to greater growth rates in other sources of our funding, including federal funds purchased and securities sold under agreements to repurchase, the average balance of which increased by 60.1% during 2003, and long-term debt, the average balance of which increased by 32.2% during 2003. During 2004 our average deposits grew by 7.8% but declined slightly as a percentage of the average balance of total liabilities, due to the greater increases in the average balances of other funding sources, such as an 8.7% increase in the average balance of long-term borrowings, a 16.7% increase in the average balance of federal funds purchased and securities sold under agreements to repurchase and a 17.8% increase in other non-interest liabilities. In 2005, the average balance of our deposits increased by 16.3% compared to 2004, but remained stable as a percentage of total liabilities, due to the increase in other funding sources, in particular, the 16.4% increase in our liabilities for long-term borrowings and 21.2% increase in other non–interest–bearing liabilities.

     Short and long-term borrowings, our second-most-important source of funding, accounted for 19.0% of total average liabilities in 2003, compared to 17.7% in 2004 and 16.4% in 2005. Although our average balance of short and long-term borrowings increased in 2004 and 2005, it decreased as a percentage of total liabilities, mainly due to the increase in other funding sources.

     The following table shows our sources of funding and liquidity at December 31, 2005:

	December 31, 2005

	(R$ in million)	% of total

Deposits from banks	R$146	0.1%
Savings deposits	26,201	14.1
Time deposits	32,837	17.6
Federal funds purchased and securities sold under agreements
to repurchase	22,886	12.3
Short-term borrowings	7,066	3.8
Long-term borrowings	23,316	12.5

Total interest-bearing liabilities	112,452	60.4

Demand deposits	16,223	8.7
Other non-interest-bearing liabilities	57,612	30.9

Total non-interest-bearing liabilities	73,835	39.6

Total liabilities	R$186,287	100.0%

Deposits

     Deposits accounted for approximately 40.5% of total liabilities at December 31, 2005. Our deposits consist primarily of real–denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the average balances of our time, savings and demand deposits from December 31, 2004 through December 31, 2005 was due, primarily to the increase in our client base and secondarily to an increase in the average amount deposited per account of institutional investors. At December 31, 2004, we had approximately 15.7 million checking accounts and 34.6 million savings accounts, compared to approximately 16.5 million checking accounts and 35.1 million savings accounts at December 31, 2005. For additional information regarding our deposits, see “Item 4. Information on the Company–Selected Statistical Information–Maturity of Deposits.”

Short-term Borrowings

     Our short-term borrowings in foreign currencies consist primarily of lines obtained from correspondent banks for import and export financings, as well as issuances of bonds and certificates of deposit. We have consistently had access to short-term borrowings on market terms.

     We do not have any unused credit lines, credit facilities or portions thereof due to the fact that we do not maintain any pre-approved credit lines with other financial institutions.

     Our credit facilities could be impacted by various factors, including downgrades in our rating, fluctuations in Brazilian exchange rates and base interest rates, increased rates of inflation, currency devaluations, and adverse developments in the Brazilian and world economies. For a further discussion of risks that could have an adverse effect on our credit facilities, see “Item 3. Key Information–Risk Factors–Risks Relating to Brazil” and “–Risks Relating to Bradesco and the Brazilian Banking Industry.”

     At December 31, 2005, we had short-term (up to 360 days) borrowings totaling R$7,066 million, a decrease of R$1,206 million from December 31, 2004. Our short-term borrowings decreased as demand for import and export financings, which we fund through short-term borrowings, fell from R$5,340 million at

December 31, 2004 to R$4,405 million at December 31, 2005. The decrease was largely due to the appreciation of the real during 2005. Our balance of U.S. dollar-denominated and indexed commercial paper decreased by 8.9%, from R$2,920 million at December 31, 2004 to R$2,661 million at December 31, 2005, due to the decrease in our commercial paper financings and the appreciation of the real against the U.S. dollar in 2005.

     At December 31, 2004, we had short-term (up to 360 days) borrowings totaling R$8,272 million, an increase of R$477.0 million from December 31, 2003. Our short-term borrowings decreased as demand for import and export financings, which we financed through short-term borrowings, decreased from R$6,034 million at December 31, 2003 to R$5,340 million at December 31, 2004. Our balance of U.S. dollar-denominated and indexed commercial paper increased 65.8%, from R$1,761 million at December 31, 2003 to R$2,920 million at December 31, 2004, due to the increase in funding, which was offset by the appreciation of the real against the U.S. dollar in 2004.

     Substantially all of our foreign trade finance credit lines from correspondent banks are U.S. dollar-denominated. We have historically funded a substantial portion of our foreign-currency trade loans from foreign-currency credit lines with foreign correspondent banks.

     For additional information on our short-term borrowings, see “Item 4. Information on the Company–Selected Statistical Information–Short-term Borrowings” and “Item 11. Quantitative and Qualitative Disclosure about Market Risk - Sensitivity Analysis.”

Long-term Borrowings

     We classify as “long-term” all borrowings not classified as short-term. Long-term borrowings consist primarily of funds borrowed for local onlendings, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities and equipment, as well as our subordinated notes, Euronotes and foreign currency loans.

     At December 31, 2005, we had R$23,316 million in long-term outstanding borrowings, an increase of R$3,663 million from December 31, 2004. The increase in our long-term outstanding borrowings was primarily attributable to (1) a R$2,625 million increase in our outstanding balance of debentures; (2) a R$1,072 million increase in borrowings for local onlendings; and (3) a R$746.0 million increase in the balance of our subordinated debt, due mainly to the new issuance of perpetual notes with a fixed interest rate. The increase in our long-term borrowings was partially offset by the early redemption of R$879.0 million of our outstanding notes issued pursuant to the securitization of money orders and credit card receivables. Upon the above-mentioned redemption, the total outstanding balance of such notes was R$1,776 million as of December 31, 2005.

     At December 31, 2004, we had R$19,653 million in long-term outstanding borrowings, a decrease of R$440.0 million from December 31, 2003. The decrease in our long-term outstanding borrowings was primarily attributable to a R$1,671 million decrease in our outstanding balance of Euronotes resulting from repayments, which was partially offset by a R$801.0 million increase in borrowings for local onlendings and by a new issuance of approximately R$800.0 million of subordinated debt in the international capital markets in April 2004. This subordinated debt has a ten-year maturity and bears interest at a fixed rate.

     Also included in our long-term borrowings are medium and long-term securities, including through our medium-term note program. This program permits us to issue up to US$2.5 billion (or its equivalent in other currencies) of medium-term notes through our branches in Grand Cayman and New York and through our headquarters in Brazil. The program provides that the notes are unsecured, unsubordinated obligations and rank on the same level as all our present and future unsecured and unsubordinated external debt. Notes issued under the program have maturities of two years or more from their date of issuance and bear interest at a fixed rate. We may offer the notes issued under the program for sale to qualified institutional buyers in the United States under the Securities Act or to non-U.S. persons outside the United States in accordance with Regulation S of the Securities Act.

     We had US$500.0 million of notes under our medium-term notes program outstanding at December 31, 2004, and US$674.6 million outstanding at December 31, 2005. Of these securities US$274.6 million were issued during 2005 and US$300.0 million in 2004. Although the program permits us to issue up to an aggregate of US$2.5 billion of medium-term notes, our ability to issue the remaining balance under the program will depend on the existence of demand for such notes.

     In August 2003, we issued two series of notes due in 2010, in an aggregate amount of US$400.0 million, and in July 2004 we issued a new series of notes due in 2012, in an aggregate amount of US$100.0 million. The notes are secured by future flows of payment orders we receive from abroad. In August 2005, we redeemed in advance one of the series issued in 2003 in the amount of US$200.0 million. The series that remained outstanding on December 31, 2005 bears interest at a fixed interest rate.

     In June 2005, we issued US$300.0 million in non-cumulative junior subordinated perpetual bonds, on which we pay interest at a fixed rate on a quarterly basis.

     We use the proceeds of our long-term debt issuances for general on-lending purposes, principally to our Brazilian clients. The difference between the interest we pay on our borrowings and the interest we charge our clients, known as the “spread,” is related to the term of the loans, our assessment of the client risk, and the general condition of the Brazilian economy. With the exception of our local onlendings, there are no regulatory restrictions on the use of our borrowings.

     For additional information on our long-term debt, see “Item 11. Quantitative and Qualitative Disclosure about Market Risk–Sensitivity Analysis” and note 14 to our consolidated financial statements in Item 18.

Compulsory Deposits with the Central Bank

     The Central Bank requires us, as a financial institution, either to deposit a determined amount of funds with the Central Bank or to purchase and hold Brazilian federal treasury securities. We cannot use these compulsory deposits for any other purpose. The Central Bank determines the interest to be paid on these deposits, if any. For more information on compulsory deposit requirements, see “Item 4. Information on the Company–The Company–Banking Activity–Deposit-taking Activities.”

     We had compulsory deposits at the amount of R$21,686 million at December 31, 2005, a 7.3% increase from December 31, 2004, due to the increase the volume of our deposits. At December 31, 2004, the balance of our compulsory deposits was R$20,209 million, a 21.1% increase from December 31, 2003, primarily due to an increase in the volume of deposits.

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

     Finally, in some limited circumstances we may obtain emergency funds from the Central Bank through a transaction referred to as “redesconto.” A redesconto is a loan from the Central Bank to a financial institution, which loan is guaranteed by federal government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading securities limits the amount of the redesconto transaction. We have never obtained funds from the Central Bank through redesconto transactions for liquidity purposes. At December 31, 2005, we had R$ 17,142 million in federal government securities as trading securities that could be used for this purpose.

Cash Flow

     During 2003, 2004 and 2005, the primary influence on our cash flow was the changes in the Brazilian economic environment. The following table shows the principal variations in cash outflows during the periods indicated:

	2003	2004	2005

Net cash provided by (used in) operating activities	R$ (7,995)	R$13,496	R$4,207
Net cash used in investing activities	(344)	(15,815)	(20,423)
Net cash provided by (used in) financing activities	17,817	(3,285)	13,909

Net increase (decrease) in cash and cash equivalents	R$9,478	R$(5,604)	R$(2,307)

2003

     During 2003, we experienced a net increase of R$9,478 million in cash and cash equivalents, due to the R$17,817 million provided by our financing activities, which was partially offset by the R$7,995 million used in our operating activities and the R$344.0 million used in our investment activities.

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

2004

     During 2004, we experienced a net decrease of R$5,604 million in cash and cash equivalents, due to the R$15,815 million used in our investing activities and R$3,285 million used in our financing activities, which was partially offset by the R$13,496 million provided by our operating activities.

     The cash used in our investing activities in 2004 resulted primarily from the use of R$7,567 million to acquire available-for-sale securities and from the use of R$9,287 million in our loan activities, as well as a R$2,023 million net increase in compulsory deposits, mainly due to the increase in the volume of deposits, which was offset by R$3,290 million of cash generated by the sale of available-for-sale securities.

     The cash generated from our financing activities in 2004 resulted primarily from a R$11,328 million net decrease in purchases of federal funds and securities sold under agreements to repurchase, reflecting our shift during 2004 to other funding sources, as well as R$1,273 million paid as dividends and interest on shareholders capital. This was offset by the impact of a R$9,395 million net increase in deposits.

2005

      During 2005, we experienced a net decrease of R$2,307 million in cash and cash equivalents due to the R$20,423 million used in our investing activities, which was partially offset by the R$13,909 million provided by our financing activities and R$4,207 million provided by our operating activities.

     The cash used in our investing activities in 2005 resulted primarily from the use of R$4,435 million to acquire available-for-sale securities and of R$20,169 million in our loan activities that was offset by the R$5,034 million income from the sale of available-for-sale securities.

     The cash generated from our financing activities in 2005 of R$6,354 million resulted primarily from a net increase of transactions involving federal funds and securities sold under agreements to repurchase, a R$6,397 million net increase in the volume of deposits, mainly time deposits, and a R$3,531 million increase in long-term borrowings, net of repayments. This was partially offset by a R$1,559 million payment of dividends and interest on shareholders’ capital and by a R$1,302 million decrease in our short-term borrowings, pursuant to our liquidation of borrowing and financing operations.

Capital Compliance

     The Basel I Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8.0% . At least half of total capital must consist of Tier I capital. Tier I, or core capital, includes equity capital less certain intangibles. Tier II capital includes asset revaluation reserves, general loan loss reserves and subordinated debt, subject to some limitations.

     Brazilian banking regulations differ from Basel Accord requirements in several ways. Brazilian banking regulations:

  require a minimum ratio of capital to risk-weighted assets of 11.0%;

  do not permit general loan loss reserves to be considered as capital;

  specify different risk-weighted categories;

  impose a deduction from capital corresponding to fixed assets held in excess over limits imposed by the Central Bank; and

  limit the issuance of subordinated notes to 50.0% of Tier I capital.

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

     The following table shows our capital positions as a percentage of total risk weighted assets, as well as our minimum capital requirements under Brazilian law, for the dates indicated. The table and the following information are based on accounting practices adopted in Brazil:

	At December 31,

	2003	2004	2005

	(R$ in million, except %)
Capital - Tier I	12.7%	11.7%	11.5%
Capital - Tier II	4.5	4.4	3.7%

Total Capital	17.2%	16.1%	15.2%

Available regulatory capital	R$18,473	R$20,907	R$25,658
Minimum regulatory capital required	11,803	14,306	18,532

Excess over minimum regulatory capital required	R$6,670	R$6,601	R$7,126

     The increase in our available authorized capital from R$20,907 million at December 31, 2004 to R$25,658 million at December 31, 2005 million was mainly due to (i) our issuance of R$628.0 million in subordinated notes, (ii) a capital increase of R$737.0 million, (iii) a positive adjustment of R$50.0 million relating to unrealized profits in investments classified as available-for-sale and (iv) profit capitalization of R$3,633 million after payment of interest on shareholders’ capital. These factors were partially offset by the effects of a R$14.0 million decrease in our minority shareholder participation as a result of the acquisition of the participation interest of the minority shareholders of Bradesco Seguros and of R$225.0 million from the repurchase of shares for deposit in our treasury account.

     The increase in our available regulatory capital from R$18,473 million at December 31, 2003 to R$20,907 million at December 31, 2004, was due primarily to our issuance of R$849.0 million in subordinated notes and the capitalization of R$1,735 million of profits. These factors were partially offset by the effects of a R$42.0 million decrease in our minority shareholder participation, due to the sale of our entire interest in the company Sete Quedas Empreendimentos Imobiliários e Participações Ltda. and to the negative adjustment of R$20.0 million related to unrealized losses in investments classified as available for sale and of R$49.0 million from the repurchase of shares for deposit in our treasury account.

     The excess of our capitalization over the minimum regulatory capital required was R$7,126 million at December 31, 2005, as compared to R$6,601 million in 2004.

     As of December 31 of each of 2003, 2004 and 2005, we were in compliance with all minimum capital requirements imposed by the Central Bank. For a description of our capital requirements and Central Bank capital adequacy regulations see “Item 4. Information on the Company–Regulation and Supervision–Principal Limitations and Restrictions on Activities of Financial Institutions.”

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

     The following table shows the maturities of our interest-earning assets and interest-bearing liabilities at December 31, 2005 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

	At December 31, 2005

	Up to 30 days	31 – 90 days	91 – 180 days	181 – 365 days	1 – 3 years	Over 3 years	Total

Interest-earning assets:	(R$ in million, except %)
Deposits from banks	R$5,276	R$763	R$1,399	R$1,799	R$3,032	R$ 850	R$ 13,119
Federal funds sold and securities purchased
under agreements to resell	10,093	39	14	-	-	839	10,985
Central bank compulsory deposits	11,176	-	-	383	1,407	3,451	16,417
Trading securities	22,101	230	4,724	3,708	7,962	2,223	40,948
Available-for-sale securities	77	29	92	154	2,051	10,109	12,512
Securities held to maturity	-	-	-	1,074	-	3,047	4,121
Loans	15,807	14,603	11,622	13,211	18,922	5,823	79,988
Other assets	-	-	-	-	-	498	498

Total interest-earning assets	64,530	15,664	17,851	20,329	33,374	26,840	178,588

Interest-bearing liabilities:
Deposits from banks	87	41	2	16	-	-	146
Savings deposits	26,201	-	-	-	-	-	26,201
Time deposits	4,741	3,113	2,250	1,894	19,537	1,302	32,837
Federal funds purchased and securities sold
under agreements to repurchase	10,965	213	248	1,400	9,291	769	22,886
Short-term borrowings	998	1,906	2,153	1,435	574	-	7,066
Long-term borrowings	376	912	1,599	1,785	6,662	11,982	23,316

Total interest-bearing liabilities	43,368	6,185	6,252	6,530	36,064	14,053	112,452

Asset/liability gap	21,162	9,479	11,599	13,799	(2,690)	12,787	R$66,136
Cumulative gap	R$21,162	R$30,641	R$42,240	R$56,039	R$53,349	R$66,136
Ratio of cumulative gap to cumulative total
interest-earning assets	11.85%	17.16%	23.65%	31.38%	29.87%	37.03%

     Exchange Rate Sensitivity

     Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. We had R$6,462 million of long-term debt outstanding at December 31, 2005. At that date, our consolidated net foreign currency liability exposure was R$4,492 million, or 22.2% of shareholders’ liability. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivatives financial instruments.

     Our foreign currency position arises primarily through our purchases and sales of foreign exchange (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum outstanding sold and purchased foreign currency positions.

     At December 31, 2005, the composition of our assets, liabilities and shareholders’ equity by currency and term was as shown below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

	December 31, 2005

	R$	Foreign currency	Total	Foreign currency as % of total

	(R$ in million, except %)
Assets:
Cash and due from banks	R$3,308	R$139	R$3,447	4.0%
Interest bearing deposits in other banks	9,901	3,218	13,119	24.5
Federal funds sold and securities purchased under agreements to resell	10,345	640	10,985	5.8
Central bank compulsory deposits	21,679	7	21,686	-
Trading securities:
Less than one year	8,662	163	8,825	1.8
From one to three years	7,853	109	7,962	1.4
More than three years	1,852	371	2,223	16.7
Indefinite (1)	21,926	12	21,938	0.1
Available-for-sale securities:
Less than one year	347	5	352	1.4
From one to three years	1,780	271	2,051	13.2
More than three years	4,844	5,265	10,109	52.1
Indefinite	2,198	-	2,198	-
Securities held to maturity:
Less than one year	1,043	31	1,074	2.9
From one to three years	-	-	-
More than three years	2,094	953	3,047	31.3
Loans:
Less than one year	46,130	9,113	55,243	16.5
From one to three years	16,403	2,519	18,922	13.3
More than three years	4,794	1,029	5,823	17.7
Indefinite (2)	2,701	-	2,701	-
Investment in unconsolidated companies and other investments	114	283	397	71.3
Property, plant and equipment, net	2,719	2	2,721	0.1
Goodwill	332	-	332	-
Intangible assets, net	1,294	-	1,294	-
Other assets:
Less than one year	7,237	160	7,397	2.2
From one to three years	4,459	-	4,459	-
More than three years	2,768	485	3,253	14.9
Allowance for loan losses	(4,937)	(27)	(4,964)	0.5

Total	181,846	24,748	206,594	12.0

Percentage of total assets	88.0%	12.0%	100.0%
Liabilities and Shareholders’ Equity:
Deposits:
Less than one year	52,155	2,413	54,568	4.4
From one to three years	19,439	98	19,537	0.5
More than three years	1,213	89	1,302	6.8
Federal funds purchased and securities sold under agreements to repurchase	22,307	579	22,886	2.5
Short-term borrowings:
Less than one year	-	6,492	6,492	100.0
From one to three years	-	574	574	100.0
Long-term borrowings:

Less than one year	4,100	572	4,672	12.2
From one to three years	5,553	1,109	6,662	16.6
More than three years	7,201	4,074	11,275	36.1
Undetermined	-	707	707	100.0
Other liabilities:
Less than one year	39,902	2,154	42,056	5.1
From one to three years	14,619	-	14,619	-
More than three years	932	5	937	0.5
Minority interest in consolidated subsidiaries	88	-	88	-
Shareholders’ equity	20,219	-	20,219	-

Total	R$187,728	R$18,866	R$206,594	9.1%

Percentage of total liabilities and shareholders’ equity	90.9%	9.1%	100.0%

(1)	Represents investments in mutual funds, which are redeemable at any time, in accordance with our liquidity needs.
(2)	Represents non-performing loans.

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

     At December 31, 2005, the composition of our off-balance sheet derivatives by currency was as shown below:

	December 31, 2005

	Reference amounts

	R$	Foreign	Total
		currency

Off-balance sheet derivatives:			(R$ in million)
Interest rate futures contracts:
Purchases	R$1,920	-	R$1,920
Sales	19,128	-	19,128

Foreign currency futures contracts:
Purchases	-	R$5,560	5,560
Sales	-	12,217	12,217

Foreign currency option contracts:
Purchases	-	199	199
Sales	-	220	220

Exchange rate forward agreements
Purchases	107	-	107

Foreign currency forward agreements:
Purchases	-	781	781
Sales	-	501	501

Swap contracts:
Asset position:
Interest rate swaps	10,703	-	10,703
Currency swaps	-	5,216	5,216
Liability position:
Interest rate swaps	R$2,211	-	2,211
Currency swaps	-	R$13,369	R$13,369

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

     The following table shows our capital expenditures accounted for as fixed assets in the periods:

	2003	2004	2005

	(R$ in million)
Infrastructure:
Land and buildings	R$110	R$43	R$59
Leasehold furniture and equipment	204	107	76
Betterments in owned and third-party real estate	88	52	68
Others	81	28	15

Total	483	230	218

Information Technology:
Systems development	235	240	200
Data processing equipment	663	643	488

Total	898	883	688

Total	R$1,381	R$1,113	R$906

     During 2005, we made R$1,372 million in capital expenditures, R$906.0 million of which were related to the acquisition of assets and R$466.0 million to telecommunications services and data processing expenses. During the first three months of 2006, we made investments valued at R$386.0 million.

     We believe that capital expenditures in 2006 through 2008 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2006 through 2008 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

Transactions Recorded in Memorandum Accounts

     All of our off -balance sheet financial guarantees are described under “- Off-balance Sheet Financial Guarantees.” None of our off-balance sheet arrangements are of the type with respect to which we are required to provide disclosure pursuant to Item 5.E. of Form 20-F.

Research and Development, Patents and Licenses

     Other than our program of technological innovation we do not have any significant policies or projects relating to research and development, and we own no patents or licenses.

Item 6. Directors, Senior Management and Employees

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

     Our Board of Executive Officers is currently made up of (1) the “Diretoria Executiva,” which is the board of senior executive officers, and (2) our departmental and regional directors. The Diretoria Executiva is made up of the president, eight executive vice presidents and thirteen managing executive directors.

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

     Our Board of Directors acts as our audit committee, as specified in Section 3(a)(58) of the Exchange Act of 1934, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

     Our Diretoria Executiva meets weekly and is responsible for:

  implementing the strategy and policies established by our Board of Directors; and
  our day-to-day management.

     Several members of our Board of Directors and the Diretoria Executiva also perform senior management functions at our subsidiaries, including Bradesco Seguros, Bradesco Auto/RE Companhia de Seguros, Bradesco Capitalização, Bram-Bradesco Asset Management S.A., Distribuidora de Títulos e Valores Mobiliários, Banco Finasa, Bradesco Consórcios, Bradesco Saúde and Bradesco Leasing.

Each of our subsidiaries has its own management structure.

     On June 9, 2003, our shareholders Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco and Banco Bilbao Vizcaya Argentaria - BBVA entered into a Shareholders’ Agreement, which provides that for so long as BBVA owns at least 3.94% of our voting capital, the controlling shareholders shall grant BBVA the right to elect one member of our board of directors and Bradesco and BBVA shall keep a “Euro desk,” headed by a department officer appointed by BBVA. In addition, if BBVA wishes to sell part or all of its participation interest, it shall notify the other shareholders, which shall be granted a right of first refusal over the acquisition of such shares. For more information regarding the Shareholders’ Agreement, see “Item 4. Information on the Company–The Company–History–Acquisitions in 2003 and 2004–Acquisition of BBV Banco.”

     Pursuant to Brazilian law, all members of our Board of Directors and Board of Executive Officers have been approved by the Central Bank.

     The following are biographies of the current members of our Board of Directors and Board of Executive Officers.

Members of the Board of Directors:

Lázaro de Mello Brandão, Chairman: Born on June 15, 1926; economist and business administrator. In September 1942, Mr. Brandão was hired as a bookkeeper by Casa Bancária Almeida & Cia., the financial institution that, on March 10, 1943, became Banco Brasileiro de Descontos S.A. and later became Banco Bradesco S.A. He has held a variety of positions during his banking career in Bradesco. In January 1963, he was elected as an Officer, and in September 1977, he was elected Vice-President. In January, 1981 he assumed the position of CEO, succeeding Mr. Amador Aguiar, the founder of Bradesco. Since February 1990, he has served as the Chairman of our Board of Directors. In March 1999, he decided to step down as CEO, but has remained the Chairman of our Board of Directors. He also holds a variety of positions within Grupo Bradesco, such as Chairman of the Board of Trustees and President of Fundação Bradesco; and Chairman of the Board of Directors and President of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition, he is the Chairman of the Board of Directors of Bradespar S.A., a member of the consulting committee of VBC Participações S.A., and a voting member of the Managing Board of Banco Espírito Santo S.A., located in Lisbon, Portugal. He has also served as President of the Banking Associations of the States of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul, as Vice-President of the National Federation of Banks, known as “FENABAN”, as a member of the Board of the Federation of Brazilian Banking Associations, known as “FEBRABAN” and as Chairman of the Board of Directors of Fundo Garantidor de Créditos – FGC and CIBRASEC Companhia Brasileira de Securitização.

Antônio Bornia, Vice-Chairman: Born on November 22, 1935. In May 1952, Mr. Bornia started his career with Bradesco. Since then, he has held a variety of positions within Bradesco. In September 1975, he became an Associate Officer; in April 1979, he was appointed to an Executive Officer position; in June 1981 he became Vice-President and since March 1999 he has been the Vice-Chairman of our Board of Directors. He is Chairman of the Board of Directors of Bradesco Securities, Inc. and Vice Chairman of the Board of Directors of Banco Bradesco Luxembourg S.A. and Bradesco Leasing S.A. - Arrendamento Mercantil; Vice President of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social; Manager of Bradport - S.G.P.S. Sociedade Unipessoal, Lda; Vice Chairman of the Board of Trustees; Vice President of Fundação Bradesco; Vice Chairman of the Board of Directors; and Vice President of Institute of Diseases of the Digestive System

and Nutrition (FIMADEN). He is also the Chairman of the Board of the ABEL, CEO of the National Union of Leasing Companies; Vice-president of the Board of Representatives of the CNF - National Confederation of the Financial Institutions and the National Confederation of the Financial System – CONSIF, Vice-president of the Board of Directors of Bradespar S.A., and member of the Brazilian Sector of the Brazil-United States Chamber of Commerce. He has also served as the CEO of ABEL, an alternate member of the Board of Resources of the National Financial System, an agency related to the Treasury Ministry, as representative of the ABEL – Associação Brasileira das Empresas de Leasing from July 1989 until July 1991 and from February 2000 to February 2002. He was also the Chairman of the Board of Directors of the FGC from January 2002 to January 2005, and Vice Chairman of the Executive Board of the Latin American Leasing Federation - Felalease from August 2003 to October 2005.

Mário da Silveira Teixeira Júnior, Director: Born on March 4, 1946. Mr. Teixeira received a degree in civil engineering and business administration from Mackenzie Presbyterian University. In July 1971, Mr. Teixeira joined Bradesco S.A Corretora de Títulos e Valores Mobiliários, having served as an officer from March 1983 until January 1984, when he was transferred to Banco Bradesco de Investimento S.A. and Banco Bradesco S.A. There, he was appointed Departmental Director in January 1984; Managing Officer in March 1992; Vice-President in March 1998, and from March 1999 to July 2001 he served as a member of our Board of Directors. From July 2001 until March 2002, Mr. Teixeira served as the CEO of Bradespar S.A., a company incorporated by our partial spinoff. In March 2002, he returned to his position as a member of our Board of Directors, where he remains until today. Currently he is also a Member of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil, member of the Board of Trustees and Managing Officer of Fundação Bradesco, member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN), and member of the Board of Directors of Bradespar S.A. In addition to these activities, he is a member of the Board of Directors of CPFL Energia S.A. and Valepar S.A., Vice-chairman of the Board of Directors of Companhia Vale do Rio Doce, voting member of the Managing Board of Banco Espírito Santo de Investimentos S.A., located in Lisbon, Portugal, and Vice-chairman of the Board of Directors of BES Investimento do Brasil S.A. – Banco de Investimento. He has also served as Vice-President of ANBID – Associação Nacional dos Bancos de Investimento, member of the Management Board of ABRASCA – Associação Brasileira das Companhias Abertas, member of the Board of Directors of Companhia Paulista de Força e Luz - CPFL, Companhia Piratininga de Força e Luz, Companhia Siderúrgica Nacional - CSN, CPFL Geração de Energia S.A., Latasa S.A., São Paulo Alpargatas S.A., Tigre S.A. Tubos e Conexões, VBC Energia S.A. and VBC Participações S.A.

Márcio Artur Laurelli Cypriano, Director: Born on November 20, 1943. Mr. Cypriano received a law degree from Mackenzie Presbyterian University. In July 1967, he started his career joining Banco da Bahia S.A., a financial institution we merged with in December 1973. Thereafter, Mr. Cypriano became a manager of Bradesco. In January 1984, Mr. Cypriano was appointed as a Departmental Officer, in January 1986 he became a Deputy Managing Officer, in February 1988, Mr. Cypriano was designated Managing Officer and in February 1995, he became Vice-President. In March 1999, he was appointed our CEO, and since March 2002, he has been a director. Prior to that, he was the CEO of Banco BCN from April 1998 until March 1999. Currently Mr. Cypriano also serves as CEO of several companies of Bradesco’s organization, such as member of the Board of Trustees and Managing Director of Fundação Bradesco; and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, he is a member of the Board of Directors of Bradespar S.A., member of the Board of Conselho de Desenvolvimento Econômico e Social - CDES; CEO and President of FEBRABAN; CEO of FENABAN and of the Union of the Banks in the States of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul, member of the Board of Directors of FGC and of the Agribusiness Board – CONSAGRO, as a representative of FEBRABAN, and member of Conselho Superior de Comércio Exterior (Coscex), and of the Federation of the Industries of the State of São Paulo/Instituto Roberto Simonsen.

João Aguiar Alvarez, Director: Born on August 11, 1960. Mr. Alvarez received a degree in agronomy from the Manuel Carlos Gonçalves College of Agronomy and Animal Husbandry in Espírito Santo do Pinhal, SP. In April 1986 he was elected to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and since April 1988, he has served as a member of the Board of Directors of Bradesco. Since February 1990, Mr. Alvarez has been a member of our Board of Directors and a director of Bradespar S.A. since March 2000. He is a member of the Board of Trustees and Associate Director of Fundação Bradesco and Member of the Board of Directors and Associate Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN).

Denise Aguiar Alvarez Valente, Director: Born on January 24, 1958. Ms. Valente received a degree in education from São Paulo Pontific Catholic University and received a Masters in Education from New York University. In April 1986, she was appointed to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, one of our controlling shareholders, and since July 1988 she has also been serving as an Officer. Since February 1990, Ms. Valente has served as a member of our Board of Directors, and since March 2000, she has also served as a Director of Bradespar S.A. She is also a member of the Board of Trustees and Associate Director of Fundação Bradesco and member of the Board of Directors and Associate Directors of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, she is a member of the Board of Directors of Associação dos Amigos da Pinacoteca do Estado and of the Deliberative Board of Fundo Social de Solidariedade do Estado de São Paulo – FUSSESP, member of Fundação Dorina Nowill para Cegos and Fundação Roberto Marinho, member of the Governance Board of GIFE - Group of Institutions, Foundations and Companies, member of the Consulting Board of Canal Futura and effective member (Socia Efetiva) of Associacao de Apoio ao Programa Alfabetizacao Solidaria - AAPAS.

Raul Santoro de Mattos Almeida, Director: Born on September 16, 1952. Mr. Almeida received a degree in mechanical engineering from Escola Politécnica - Universidade São Paulo - USP. Mr. Almeida joined our Board of Directors on January 28, 2005. He is the Country Manager and CEO of BBVA Bancomer Financial Holdings, Texas, Valley Bank, California, BBVA Bancomer Transfer Services (BTS) - Services of Transference, Texas, BBVA Bancomer Foreign Exchange (BFX) - Exchange, Texas, BBVA Bancomer Financial Services (BFS) - Financial Services, Texas, BBVA Finance, Delaware, BBVA Securities, Incorporation, New York, Member of the Board of Directors of BBVA Puerto Rico. He was a Member of the Board of Directors of BBVA Bancomer Instituição de Banco Múltiplo, Mexico, Chief Executive Officer of Santander Overseas Bank, Puerto Rico, Executive Vice President and Chief Financial Officer of Banco Santander, Puerto Rico, Financial officer of the International Division of the Bank Santander, Spain, Managing Superintendent of the Bank Santander, Brazil; Vice-president of the Bank of Boston, Brazil, Vice-president, treasurer and superintendent officer of Multileasing of the Bank of America NT&AS, Brazil, officer of Finasa Leasing Arrendamento Mercantil S.A., Brazil, and manager of the LEASCO – Companhia de Leasing do Brasil. Mr. Almeida is a member of the Board of Directors of the IIB - Institute of International Bankers, New York, USSCC - Chamber of Commerce United States and Spain; and USBCC - Chamber of Commerce United States and Spain.

Ricardo Espírito Santo Silva Salgado, Director: Born on June, 25 1944. Mr. Salgado received a degree in economics from the Instituto Superior de Ciências Econômicas e Financeiras at Universidade Técnica de Lisboa - Portugal. In June 2003 he was appointed to our Board of Directors. He is also a member of the Superior Council of the Espírito Santo group, Vice-President of the Board of Directors and President of the Executive Commission of Banco Espírito Santo, S.A. - Lisbon, President of Espírito Santo Financial

Group (ESFG) - Luxembourg, a member of the Supervisory Board of Euronext NV - the Netherlands, a member of the Executive Committee of Institut Internationale d’Études Bancaires (IIEB) - Brussels and a member of the European Advisory Committee Board of NYSE. He has served as a member of the Board of Directors of Banco Boavista Interatlântico S.A. (Brazil) from September 1997 to October 2000.

Members of the “Diretoria Executiva”:

Márcio Artur Laurelli Cypriano, Chief Executive Officer: Mr. Cypriano serves as our Chief Executive Officer, as well as a Member of our Board of Directors. His experience is summarized above under – Members of the Board of Directors.

Laércio Albino Cezar, Vice-President: Born on October 13, 1946; accountant. He started his career in April 1960 in Bradesco. Since then, Mr. Cezar has held a variety of positions within Bradesco, such as being appointed as our Departmental Officer in March 1982, Managing Executive Officer in March 1992 and Vice-President since March 1999. He also holds a variety of positions within Grupo Bradesco, such as a member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Prior to that, from November 1983 to March 1992, he was a member of the Security Against Frauds Sub-committee of FEBRABAN. Mr. Cezar was also the Brazilian representative within the Internal Auditors Committee of FELABAN – Federação Latino-americana de Bancos – from January 1991 to April 1997; Vice-President of the Institute of Rational Organization of Labor (IDORT) of São Paulo from July 1997 to July 2000, and First Executive Vice-President from July 2000 to July 2003.

Arnaldo Alves Vieira, Vice-President: Born on April 9, 1948. Mr. Vieira received a law degree from Guarulhos University and a degree in business administration from Mackenzie Presbyterian University. He started his career in October 1961 in Bradesco. Since then, Mr. Vieira has held a variety of positions within Bradesco, such as being appointed as our Regional Officer in April 1985, Departmental Officer in March 1992, Managing Officer in February 1995 and Vice President since March 1999. He also holds a variety of positions within Grupo Bradesco, such as a member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Directors of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, since November 1995 he has been the Vice-Chairman of Companhia Brasileira de Meios de Pagamento (VISANET), Officer of the InterAmerica Overseas Limited since May 2000, Director of the Regional Board of Directors of Visa International since May 1999 and Member of the Board of Ethics and Self Regulation of the Brazilian Association of Credit Card Companies and Services – ABECS – since January, 2006. Mr. Vieira has also served as Executive Officer of FEBRABAN and FENABAN from March to September of 2002.

Luiz Carlos Trabuco Cappi, Vice-President: Born on October 6, 1951. Mr. Cappi received a degree in philosophy from the São Paulo University of Philosophy, Science and Languages and a post-graduate degree in social psychology from the São Paulo School of Sociology and Politics. He began his career at Bradesco in April 1969. Since then, Mr. Cappi has held a variety of positions within Bradesco, such as being appointed Departmental Officer in January 1984, Managing Officer in March 1998 and Vice-President since March 1999. Since March 2003, he has been the CEO of Bradesco Seguros S.A. and he also served as a member of the Board of Directors of Bradesco Seguros from March 1999 to March 2005. He also holds a variety of positions within Grupo Bradesco, such as a member of the Board of Trustees and Managing Directors of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, he is a member of the Managing Board of Rio de Janeiro Commercial Association, member of the Egregious Board of ANSP - National Academy of Insurance and Pension

Plans and member of the Consulting Board of APTS - São Paulo Association of Insurance Technicians. He was a Sector Director of ADVB - Association of Sales Directors of Brazil, President of ANAPP - National Association of Private Pension, a member of the Managing Board of ABRASCA – Brazilian Association of Publicly-held Companies, a member of the Board of Directors of Companhia Siderúrgica Belgo-Mineira and Marketing Sector Director and a member of the National Board of Banking Ethics (CONEB) of the Brazilian Federation of Banks (FEBRABAN).

Sérgio Socha, Vice President: Born on March 15, 1946. Mr. Socha began his career at Banco Indústria e Comércio de Santa Catarina S.A. in September 1961. With the acquisition of Banco Indústria e Comércio de Santa Catarina S.A., he joined our staff in May 1968. Since then he has held a variety of positions within the baking sector, such as being appointed in Bradesco as a Regional Officer in March 1986, Departmental Officer from July 1995 to January 1998 and Vice President since July 1999. He also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Mr. Socha was an officer of BCN S.A. from December 1997 to November 1998. At that time, he became Vice President of BCN, a position he held until July 1999, and Vice-President of ABECIP – Brazilian Association of the Entities of Home Loans and Savings – from November 1999 to March 2002. He was a Member of the Deliberation Council from March 2002 to November 2003.

Julio de Siqueira Carvalho de Araujo, Vice President: Born on December 10, 1954. Mr. Carvalho de Araújo began his career in March 1978 at Banco BCN S.A., a financial institution that was acquired by us in 1997. He has held a variety of positions within the banking sector, such as being appointed in Bradesco Officer in October 1989 and Vice President of BCN from May 1995 to August 2000. Since August 2000 he has been one of our Vice Presidents. He also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to this activities, he serves as a member of the board of directors of Companhia Brasileira de Liquidação e Custódia (CBLC) and of the Bolsa de Mercadorias & Futuros– BM&F, member of the Board of Directors of Interbank Chamber of Payments – CIP, and member of the Deliberative Board of the Brazilian Association of Real State Credit and Savings Entities - ABECIP.

Milton Almicar Silva Vargas, Vice President: Born on May 10, 1956. Mr. Vargas received a degree in business administration from UNIFIEO - University Center FIEO of Osasco. He began at Bradesco in July 1976. Mr. Vargas has held a variety of positions within the banking sector, such as being appointed in Bradesco as Departmental Officer in December 1997, Managing Officer in March 2000 and Vice President since March 2002. He also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees, Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, Mr. Vargas is also an alternate member of the National Board of Banking Ethics and Auto-Regulation, member of the Fiscal Council of the Credit Guarantee Fund - FGC and a representative of Bradesco in the Managing Board of the Brazilian Institute of Accounting, Actuarial and Financial Researches - IPECAFI. He was a member of the Fiscal Council of ASSOBESP - Association of Banks of the State of São Paulo, National Federation of Banks (FENABAN), Brazilian Federation of Banks (FEBRABAN), Union of Banks in the States of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul and member of the Board of Directors of CPM S.A.

José Luiz Acar Pedro, Vice President: Born on November 23, 1952. Mr. Pedro received a business administration degree from the Santana College of Economic and Accounting Sciences at São Judas Tadeu University in São Paulo/SP. He began his career in January 1971 at Banco BCN S.A., a financial institution that was acquired by us in December 1997. Mr. Pedro has held a variety of positions within the banking sector, such as being appointed in Bradesco as an Officer in June 1986, an Executive Officer in May 1996 and CEO of BCN from March 1999 to March 2004. In February 2003, he was elected as Executive Vice President of Banco Bradesco S.A., a position which he currently holds. He also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Prior to that, until March 2004, Mr. Pedro was also the CEO of Banco Mercantil de São Paulo S.A and of Banco Boavista Interatlantico S.A., where he is currently an Officer. He has been a member of the Board of Directors of ABRASCA, member of the Board of Directors of CPM S/A and CPM Holdings Ltd., member of the Board of Directors of the Instituto Brasileiro de Relações com Investidores – IBRI, Vice-President of FEBRABAN and FENABAN, Treasury Officer of the banks unions in the States of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul. He also served as Chairman of BCN Corretora de Títulos e Valores Mobiliários S.A., CEO and member of the Advisory Board of BCN Asset Management S.A., CEO of Potenza S.A. Processamento de Dados, Officer of Financiadora BCN S.A. – Crédito, Financiamento e Investimentos, member of the Oversight Board of Fundação Nacional da Qualidade – FNQ and CEO of Instituto Brasileiro de Relacao com os Investidores – IBRI.

Norberto Pinto Barbedo, Vice-President: Born on February 26, 1952. Mr. Barbedo received an accounting degree from Tibiriçá College of Accounting Sciences. He began his career in January 1968 at Banco BCN S.A., a financial institution that was acquired by us in December 1997. Mr. Barbedo has held a variety of positions within the banking sector, such as being appointed in Bradesco as an Officer in October 1989 and Executive Officer and Vice-President of Banco BCN S.A. from December 1997 to March 2004. In February 2003, Mr. Barbedo was appointed one of our Executive Officers and Vice-Presidents. He also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees, Managing Officer of Fundação Bradesco, member of the Board of Directors and Managing Director of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Prior to that, until March 2004, Mr. Barbedo was Vice-President of Banco Mercantil de São Paulo S.A and of Banco Boavista Interatlantico S.A., where he is currently an Officer. He also served as director of BCN Corretora de Títulos e Valores Mobiliários S.A., Officer of Financiadora BCN S.A. – Crédito, Financiamento e Investimentos and Vice-President of Banco Zogbi S.A. and Potenza S.A. Processamento de Dados.

Armando Trivelato Filho, Managing Officer: Born on August 10, 1946. Mr. Filho received a degree in civil engineering from Minas Gerais University. He began at Bradesco in May 1977. Mr. Trivelato has held a variety of positions within Bradesco, such as being appointed in Bradesco as Departmental Officer in July 1988, Deputy Managing Officer in March 1998 and a Managing Officer since March 1999. He also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Prior to that he was an Engineer of Bradesco S.A. Crédito Imobiliário, Officer of the Digilab - Laboratório Digital Ltda., director of Matel Tecnologia de Teleinformática S.A. - MATEC, alternate director of the Companhia Siderúrgica Nacional - CSN, Officer and director of Matel S.A. - Participação and Administração, Vice-Chairman of Teletrim Telecomunicações S.A. and director of VICOM S.A.

Carlos Alberto Rodrigues Guilherme, Managing Officer: Born on December 21, 1943 Mr. Guilherme received a law degree from Pinhalense Education Foundation. He began at Bradesco in December 1957. Mr. Guilherme has held a variety of positions within the banking sector, such as being appointed as Departmental Officer in March 1986, Deputy Managing Officer in March 1998 and a Managing Officer since March 1999. He also holds a variety of positions within Grupo Bradesco, such as member of the

Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Prior to that, he served as Officer of Banco de Crédito Real de Minas Gerais S.A. from April 1998 until April 2003 and of Credireal Leasing S.A. – Arrendamento Mercantil from April 1998 to September 1999.

José Alcides Munhoz, Managing Officer: Born on July 23, 1948. Mr. Munhoz began at Bradesco in October 1970. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Regional Officer in March 1989, Departmental Officer in January 1995, Deputy Managing Officer in March 1998, and a Managing Officer since March 1999. In May 2004, he was elected Director of Bradesco Consórcios Ltda. He also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN).

José Guilherme Lembi de Faria, Managing Officer: Born on June 25, 1945. Mr. Lembi de Faria received a degree in economics from the Fluminense Federal University. He began his career in January 1967 at Banco Mineiro do Oeste S.A., which was acquired by us in 1973. In September 1981 he was designated General Manager of our New York Branch. After returning to Brazil, he became a Regional Officer in March 1993, appointed as Departmental Officer in February 1995, Deputy Managing Officer in March 1998, and a Managing Officer since March 1999. He also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN), CEO of Banco Bradesco Argentina S.A., Vice-President of the Bradesco Services Co., Ltd. and Officer of Cidade Capital Markets Ltd. He was a Member of the Board of Directors and Treasury Director of Boavista Banking Limited from September, 2004 to March, 2006 and from March, 2001 to March, 2006, respectively.

Luiz Pasteur Vasconcellos Machado, Managing Officer: Born on June 14, 1948. Mr. Machado received a law degree from the United Metropolitan Colleges–FMU. He began at Bradesco in June 1962. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Regional Officer in March 1986, Departmental Officer in March 1992, Deputy Managing Officer in March 1998, and a Managing Officer since March 1999. He also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He has also served as a member of the Board of Directors of Companhia Brasileira de Meios de Pagamento from April 1998 to April 2006, Chairman of the Smart Club do Brasil Ltda. from June 2004 to November 2004, where he has also held the position of member of its Board of Directors.

Milton Matsumoto, Managing Officer: Born on April 24, 1945. Mr. Matsumoto received a degree in business administration from UNIFIEO–University Center FIEO of Osasco. He began at Bradesco in September 1957. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Departmental Officer in March 1985, Assistant Officer in March 1998, and a Managing Officer since March 1999. Mr. Matsumoto also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He also serves as an alternate member of the Board of Directors of CPM Holdings Ltd., CPM S.A., Secretary Officer of the union of the credit, financing and investing companies of the State of São Paulo, where he previously was the Vice-President and alternate officer, and Secretary Director of FENACREFI - Interstate Federation of Loan, Financing and Investment Institutions. He was an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários from January 1984 to March 1985 and the first Secretary Officer of the Bank Union in the States of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul from June 1989 to May 1998.

Cristiano Queiroz Belfort, Managing Officer: Born on December 22, 1955. Mr. Belfort received a degree in Legal and Economic Sciences for the Pontifical University Catholic of São Paulo, with post graduate degrees in Economics from FEA-USP, MBA - PDE INSEAD from Fundação Dom Cabral, an MBA – Programa de Desenvolvimento Gerencial PDG EXEC from IBMEC and an MBA in Marketing of Services from ESPM. Since March 2000 he has served as one of our Managing Officers. Mr. Belfort also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Prior to that, he was an officer of Banco BCN S.A. from August 1997 until March 2000.

Sérgio de Oliveira, Managing Officer: Born on July 10, 1949. Mr. Oliveira received a degree in business administration from UNIFIEO–University Center FIEO of Osasco. He began at Bradesco in April 1970. He has held a variety of positions within the banking sector and has been a Managing Officer of Bradesco since March 2000. Mr. Oliveira also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN), Vice-Chairman of the Bradesco Securities, Inc. and Managing Officer of BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários. He is also member of the consulting board of ADEVAL - Associação das Empresas Distribuidoras de Valores, alternate member of the Managing Board of Associação Brasileira das Companhias Abertas ABRASCA, Vice-President of ANBID and director of Instituto Nacional de Investidores - INI. Prior to that, from July 1997 to March 2000, Mr. Oliveira served as CEO of Bradesco S.A. Corretora de Títulos e Valores Mobiliários, where he held an Officer position from March 1985 to July 1997, a member of the Advisory Chamber of Boi Gordo and of Bolsa de Mercadorias & Futuros from July 1998 to November 2000 and alternate director of the Stock Exchange of São Paulo from December 1999 until April 2000.

Odair Afonso Rebelato, Managing Officer: Born on July 28, 1945. Mr. Rebelato began at Bradesco in August 1960. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Regional Officer in March 1989, Departmental Officer in March 1998, and a Managing Officer since August 2001. Mr. Rebelato also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN).

Aurélio Conrado Boni, Managing Officer: Born on July 19, 1951. He began at Bradesco in February 1971. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Departmental Officer in December 1997 and a Managing Officer since December 2001. Mr. Boni also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN).

Domingos Figueiredo de Abreu, Managing Officer: Born on January 8, 1959. He received a degree in economics from College of Economic Sciences of Mogi das Cruzes and a degree in accounting from College of Economic Sciences and Administration of OSASCO–FEAO. Mr. Abreu began at Bradesco in December 1981. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Departmental Officer in June 2001 and a Managing Officer since March 2002. Prior to that, he served as an officer of BCN S.A. from December 1997 to June 2001. Mr. Abreu also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Since October 2001, he holds the position of alternate director of CPM S.A., where he was also a member of the Board of Technical Administration from June 1998 to May 1999.

Paulo Eduardo D’Avila Isola, Managing Officer: Born on December 11, 1955. Mr. Isola received a business administration degree from Brás Cubas College, São Paulo, SP. He began his career as a Director of Continental Promotora de Venda Ltda, now called Finasa Promotora de Vendas Ltda, in July 1997. He later became Managing Director in April 2004. In March 2002, he became Managing Officer. He was designated Managing Officer of Banco BCN S.A. until February 2003, when he became one of our current Managing Officers. Mr. Isola also holds a variety of positions within Grupo Bradesco, such as member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also Vice-President of ACREFI - Associação Nacional das Instituições de Crédito, Financiamento e Investimento, alternate director of CIBRASEC - Companhia Brasileira de Securitização, member of the Board of Directors of Clicar Central On-Line de Financiamentos Sociedade Simples Ltda and member of the Board of Directors of Companhia Brasileira de Meios de Pagamento. Mr. Isola has also served as Technician Officer of the ABEL Associação Brasileira das Empresas de Leasing, from 1996 to 2000.

Ademir Cossiello, Managing Officer: Born on July 3, 1955. Mr. Cossiello received a degree in economics from Faculdades Padre Anchieta. He began at Bradesco in October 1973. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Regional Officer in January 1995 and Departmental Officer from March 1998 until September 1999. In June 2003, he became Executive Managing Director, a position he currently holds. Mr. Cossiello also holds positions as a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Since August 2003, he is also a member of the Deliberative Council of the Commerce Association of São Paulo, where he previously held the position of member of the deliberative board from February to September 1999. He was an Officer and Managing Officer at Banco Baneb S.A. from June 1999 to October 2001. From October 2001 to March 2004, he served as Managing Officer of Banco BCN S.A., and from January 1995 to January 1997, he was a director of ASBAN - Associação de Bancos no Estado de Goiás.

Compensation

     At the Annual Shareholders’ meeting, our shareholders establish the maximum global compensation of the members of our Board of Directors and Board of Executive Officers for the ensuing year. In 2005, our shareholders set the global compensation for our Directors and Executive Officers at R$150.0 million.

     In 2005, our directors and executive officers received aggregate compensation of R$150.0 million for their services, whether as members of the Board of Directors or Board of Executive Officers, as applicable, or as providers of services to our subsidiaries. No part of the aggregate compensation was paid as part of a profit sharing plan or in the form of stock options.

     We are not required under Brazilian law to disclose on an individual basis the compensation of the members of our Board of Directors, Board of Executive Officers or any other person of our management team, and we do not otherwise publicly disclose this information.

     Our directors and executive officers have the right to participate in the same complementary retirement pension plans available to all our employees. In 2005, we contributed R$150.0 million to pension plans on behalf of our directors and executive officers.

Board Practices

     Our shareholders elect the members of our Board of Directors at the annual general shareholders meeting for one-year terms and the board members can be reelected for consecutive terms. The Board of Directors appoint the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

     To become a member of our Board of Executive Officers, a person must have worked for us or our affiliates for a minimum of ten consecutive years and be less than sixty-five years old at the time of appointment. There are 38 departmental directors and 10 regional directors on the Board of Executive Officers. The departmental and regional directors direct the business of each of our various divisions and branches and report to the Board of Executive Officers. To become a departmental or regional director, a person must be an employee or executive officer at Bradesco or one of our affiliates and be less than sixty-two years old, in the case of departmental directors, or sixty years old, in the case of regional directors, at the time of appointment. Our Board of Directors may, for up to 25.0% of the members of our Board of Executive Officers, waive the fulfillment of certain requirements for their appointment, as follows:

  Management Officers – the Board of Directors can waive the requirement pursuant to which the person should be an employee of Bradesco or any of its affiliates for at least 10 years. Notwithstanding the above, such requirement cannot be waived for persons to be appointed as Presidents or Vice-Presidents.
  Departmental and Regional Directors – the Board of Directors can waive the requirement pursuant to which the person should be an employee or member of the management of Bradesco or any of its affiliates.

     The members of our Board of Directors are required to work exclusively for us, unless granted an exception by the Board of Directors. Notwithstanding the above, the members of our Board of Directors are not required to be or to have been our employees, and service as a member of our Board of Directors does not constitute employment with us.

     Fiscal Council

     Under Brazilian law, corporations may have a “conselho fiscal,” or fiscal council, which is an independent corporate body, with general monitoring and supervision powers according to Brazilian Corporate Law. Our bylaws provide for a fiscal council and specify that if our shareholders convene a fiscal council, it shall have from three to five members.

     Our fiscal council has three members (Domingos Aparecido Maia, José Roberto Aparecido Nunciaroni and Ricardo Abecassis Espírito Santo Silva) and three alternates ( Jorge Tadeu Pinto de Figueiredo, Nelson Lopes de Oliveira and Renaud Roberto Teixeira), all of whom were appointed on March 27, 2006, and all of whose terms will expire in March 2007. In accordance with Brazilian Corporate Law, our fiscal council has the right and obligation to, among other things:

  Supervise, through any of its members, the actions of our managers and to verify their fulfillment of their duties;

  review and issue opinions regarding our financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor’s report and any management reports;

  opine on any management proposals to be submitted to the shareholders’ meeting related to:

–	changes in our social capital,

–	issuances of debentures or rights offerings entitling the holder to subscribe for equity

–	investment plans and capital expenditure budgets,

–	distributions of dividends, and

–	transformation of our corporate form and corporate restructuring, as mergers and spin offs;

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

     Board Committees

     Our shareholders approved the creation of the Audit Committee, the Internal Control and Compliance Committee and the Compensation Committee at an Extraordinary Shareholders Meeting held on December 17, 2003. At an Ordinary and Extraordinary General Shareholders Meeting held on March 27, 2006, our shareholders approved the transformation of the Ethics Committee into a statutory committee.

     Audit Committee

     Pursuant to our by-laws and to Central Bank regulations since July 2004, we have appointed an Audit Committee, which is comprised of three to five members, each of whom serves a term of one year. Our Audit Committee members are appointed by, and may be replaced by, the Board of Directors. All of the members of the Audit Committee are independent from our management. The current members of the committee are Mário da Silveira Teixeira Júnior, Hélio Machado dos Reis, Paulo Roberto Simões da Cunha and Yves Louis Jacques Lejeune. Of the members, only Mr. Mario Teixeira is a member of our Board of Directors. In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, our board of directors functions as our audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these respects, our audit committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is not an audit committee of our Board of Directors, but, as required under Central Bank regulations, is a separate organ from our Board of Directors, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard. For more information see "Item 16.D – Exemptions from the Listing Standards for Audit Committees."

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
  evaluating the effectiveness of the work of both the internal and the independent auditors, including their compliance with applicable legal obligations and internal regulations and codes;
  meeting with the Directors and both the independent and the internal auditors at least quarterly;
  assessing the Board of Directors’ responsiveness to any recommendations made by both the independent and internal auditors;
  advising the Board of Directors regarding any conflicts between the external auditors and the Board of Executive Officers;
  recommending policies, practices and procedures for improving the performance of the Board of Directors; and
  following up by occasion of its meetings, on its recommendations and requests for information, including confirmation that its recommendations and reports are memorialized in our records.

     Internal Control and Compliance Committee

     The Internal Control and Compliance Committee has three to six members, each with a term of one year. Members are appointed by, and may be replaced by, the Board of Directors. All committee members should be members of either the Board of Directors and the Board of Executive Officers. The committee’s primary responsibility is to assist the Board of Directors with the performance of its duties related to the adoption of strategies, policies and measures governing internal controls, mitigation of risks, and compliance with applicable rules.

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

     Ethics Committee

     The Ethics Committee is comprised of up to eight members, each of whom serves for a one-year term. Members are appointed and may be replaced by the Board of Directors. The committee’s primary responsibility is to implement actions to ensure the enforcement of our Code of Ethics and to promote awareness of it by our employees and management.

Employees

     On December 31, 2005, we had 73,881 employees (of which 61,347 were employed by us and 12,534 were employed our subsidiaries), as compared to 73,644 employees on December 31, 2004 and 75,781 employees on December 31, 2003.

     The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

	December 31,

	2003	2004	2005

Total number of employees	75,781	73,644	73,881
Number by category of activity:
Banking:
Bradesco	59,430	62,013	61,347
BCN	5,203	-	-
Insurance activities	5,944	4,957	4,737
Pension plan activity	1,527	1,504	1,465
Other categories	3,677	5,170	6,332
Number by geographic location:
Cidade de Deus, Osasco	9,535	9,786	9,708
Alphaville, Barueri	1,238	1,397	1,333
São Paulo	16,630	15,390	15,184
Other locations in Brazil	48,282	46,979	47,559
International	96	92	97

     During the period between 2003 and 2005, we acquired Banco BBV, BEM, Zogbi Institutions and Morada Financial Services.

     Our part-time employees work six hours a day, while our full-time employees work eight hours a day. We had 28,353 part-time employees and 45,528 full-time employees as of December 31, 2005, compared to 29,830 part-time and 43,814 full-time employees as of December 31, 2004 and 31,316 part-time and 44,465 full-time employees as of December 31, 2003.

     We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. In filling all positions, we give preference to candidates from within Bradesco, including middle management and senior positions. We also hire professionals from the marketplace, but to a lesser extent.

     On December 31, 2005, approximately 55.0% of our employees were associated with one of the labor unions, which represents bank or insurance employees in Brazil. We consider our relations with our employees as well as with the labor unions to be good, in large part due to our philosophy of internal recruiting and open communication. We have not experienced any strikes during the past four years. We are party to two collective bargaining agreements: one relating to our banking employees and the other to our insurance sector employees.

     We offer our employees benefits which include a Bradesco Saúde health plan which permits beneficiaries to choose their doctors, hospitals and dentists throughout the country, supplementary retirement and pension plans, and subsidized life and accident insurance. We also have a team of social workers who work with our employees and their dependents. These benefits apply regardless of the employee’s position. Currently, 28.0% of our employees participate in our Bradesco Vida e Previdência pension plan. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

     We also offer professional training to our employees. In 2005, we invested R$52.3 million in training for professional qualification for a total of 618,983 participants. In 2004, we invested R$52.7 million in training for 467,215 participants. Our professional training department prepares and delivers personnel training and development courses in operating, technical and behavioral areas.

Share Ownership

     On December 31, 2005, the members of our Board of Directors and Board of Executive Officers indirectly held 4.18% of our voting capital and 2.10% of our total capital stock, in the aggregate, through a company called Elo Participações S.A., which we call Elo Participações. . In addition, some of our directors and executive officers directly hold shares of our capital stock. However on December 31, 2005, each of our directors and senior managers individually owned, directly or indirectly, less than 1.0% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

     We are a publicly held corporation with 489,450,004 common shares already discounting treasury stocks and 489,938,838 preferred shares, all of which are nominative and book-entry shares with no par value on December 31 2005. The total amount of common and preferred shares we have reflects the capital increase made with part of the capital gains reserve approved by the shareholders of the company on November 11, 2005 and ratified by the Central Bank on November 14, 2005. Upon such capital increase, each of our shareholders received a number of shares equal to the number of shares they had before the capital increase has taken place. The shareholders of the company authorized the issuance of 489,926,571 new shares, of which 244,957,152 were common shares and 244,969,419 were preferred shares, and the cancellation of 2,367,000 common shares held in treasury, 1,538 common stocks and 1,287 preferred stocks resulting from the incorporation of stockholders of Bradesco Seguros S/A. For information on shareholders’ rights and our dividend distributions, see “Item 8. Financial Information–Policy on Dividend Distributions” and “Item 10. Additional Information–Memorandum and Articles of Incorporation–Allocation of Net Income and Distribution of Dividends.”

The following chart illustrates our capital ownership structure as of December 31, 2005:

     Cidade de Deus Participações, a holding company, directly owns 48.43% of our voting capital and 24.31% of our total capital stock. Cidade de Deus Participações, in turn, is owned by the Aguiar family, Fundação Bradesco, and another holding company, Nova Cidade de Deus Participações S.A., which we call “Nova Cidade de Deus.” Nova Cidade de Deus is largely owned by Fundação Bradesco and Elo Participações.

     Other than the 1999 share acquisitions by Elo Participações and the 2003 share acquisitions by BBVA and the increase of BES participation interest in our voting stock, which are described below, to the best of our knowledge there has been no significant change in the percentage ownership held by any major shareholders during the past five years.

     The following table shows the direct ownership of our outstanding common and preferred shares on December 31, 2005. To the best of our knowledge, only those shareholders mentioned in the table below, except for the members of the Diretoria Executiva or the Board of Directors, directly hold five percent or more of our securities with voting rights.

	Number of	Percentage of	Number of	Percentage	Total	Percentage of
	common	common	preferred	of preferred	number	total shares
Shareholder	shares	shares	shares	shares	of shares

(number of shares, except %)
Cidade de Deus Participações	237,034,854	48.43%	1,058,742	0.22%	238,093,596	24.31%
Fundação Bradesco(1)	68,923,466	14.08%	21,351,653	4.36%	90,275,119	9.22%
Banco Bilbao Viscaya Argentaria	24,732,570	5.05%	11,427,872	2.33%	36,160,442	3.69%
Banco Espírito Santo S.A.	32,754,826	6.69%	88,200	0.02%	32,843,026	3.35%
Members of the Board
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Antônio Bornia	(*)	(*)	(*)	(*)	(*)	(*)
Mário da Silveira Teixeira Júnior	(*)	(*)	(*)	(*)	(*)	(*)
Márcio Artur Laurelli Cypriano	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar A. Valente	(*)	(*)	(*)	(*)	(*)	(*)
Raul Santoro de Mattos Almeida	(*)	(*)	(*)	(*)	(*)	(*)
Ricardo Espírito Santo S. Salgado	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	4,683,896	0.96%	4,823,416	0.98%	9,507,312	0.97%
Members of the “Diretoria Executiva”
Laércio Albino Cezar	(*)	(*)	(*)	(*)	(*)	(*)
Arnaldo Alves Vieira	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio Socha	(*)	(*)	(*)	(*)	(*)	(*)
Julio de Siqueira Carvalho de Araújo	(*)	(*)	(*)	(*)	(*)	(*)
Milton Almicar Silva Vargas	(*)	(*)	(*)	(*)	(*)	(*)
José Luiz Acar Pedro	(*)	(*)	(*)	(*)	(*)	(*)
Norberto Pinto Barbedo	(*)	(*)	(*)	(*)	(*)	(*)
Armando Trivelato Filho	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
José Guilherme Lembi de Faria	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Pasteur Vasconcellos Machado	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Cristiano Queiroz Belfort	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio de Oliveira	(*)	(*)	(*)	(*)	(*)	(*)
Odair Afonso Rebelato	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
Paulo Eduardo D’Avila Isola	(*)	(*)	(*)	(*)	(*)	(*)
Ademir Cossielo	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the “Diretoria Executiva”	270,906	0.06%	719,122	0.15%	990,028	0.10%
Subtotal	368,400,518	75.27%	39,469,005	8.06%	407,869,523	41.64%

Other	121,049,486	24.73%	450,469,833	91.94%	571,519,319	58.36%

Total	489,450,004	100.00%	489,938,838	100.00%	979,388,842	100.00%

(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, 31.68% of our common shares and 15.90% of our total shares.
(*)None of the members of our Board of Directors, Board of Executive Officers or other administrative, supervisory or management bodies directly or beneficially holds 1% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. See “Item 6. Directors, Senior Management and Employees–Share Ownership” for more information.

     The following is a brief description of our principal beneficial shareholders. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares, except that pursuant to the June 9, 2003 Shareholders’ Agreement, BBVA has the right to name one member of our Board of Directors. For more information, see “Item 4. Information on the Company–The Company–History–Acquisitions in 2003 and 2004–Acquisition of BBV Banco.”

     Cidade de Deus Participações

     Cidade de Deus Participações is a holding company that was organized in 1946 in order to hold investments in other companies. It also administers, purchases and sells securities and other assets on its own account. Its shareholders are Nova Cidade de Deus, with 44.44% of its common and total shares, Fundação Bradesco, with 32.85% of its common and total shares, and the Aguiar family, with 22.71% of its common and total shares as of December 31, 2005. The company’s capital stock is made up of common, nominative book-entry shares, with no par value.

     Nova Cidade de Deus

     Nova Cidade de Deus is a holding company that was organized in 1976 in order to hold investments in other companies, particularly those that directly or indirectly own our voting capital. On December 31, 2005, the company owned, through its participation in Cidade de Deus Participações, 21.52% of our common shares and 10.80% of our total shares.

     The stock of Nova Cidade de Deus is divided in class A and class B common shares and one class of preferred shares. Ownership of the class B common shares is limited to:

  members of our Diretoria Executiva;
  former members of our Diretoria Executiva, who have become members of our Board of Directors;
  former members of our Diretoria Executiva, who have become members of the Board of Directors of one or more of our subsidiaries; and
  companies in which the majority of the voting interest is owned by the individuals above.

     Ownership of Nova Cidade de Deus’ Class “A” common shares is limited to the persons entitled to own Class B common shares and any commercial or civil associations and private foundations managed by them or their appointed representatives. Only the class A and class B common shareholders in Nova Cidade de Deus have voting rights.

     The Aguiar Family

     As of December 31, 2005, three members of the Aguiar family, along with the estate of Mr. Amador Aguiar, indirectly owned, by way of their participation in Cidade de Deus Participações, 11.0% of our common shares and 5.52% of our total shares. In addition, the same parties directly held a total of 2.61% of our common shares and 4.95% of our preferred shares and 3.78% of our total shares. None of the individual members of the Aguiar family directly holds more than 1.0% of our voting shares.

     Fundação Bradesco

     As of December 31, 2005, Fundação Bradesco, directly and indirectly through its participation in Cidade de Deus Participações and Nova Cidade de Deus owned 45.76% of our common shares, 4.5% of our preferred shares and 25.12% of our total shares. Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Board of Executive Officers and departmental directors, as well as all directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco, known as the “Board of Trustees”. They receive no compensation for their service on the Board of Trustees.

     Fundação Bradesco, the center of our social activities, was founded in 1956 to invest in the development and education of children, teenagers and adults in Brazil, especially the poorest, in order to facilitate their “social inclusion.”

     In 2005 Fundação Bradesco offered free education to more than 107,000 students including basic and adult education and professional skills development courses and has forty schools, which are found in all the Brazilian states and the federal district. The 49,966 students of elementary, middle and high schools and technical training students sponsored by Fundação Bradesco also receive in-school meals, uniforms, school supplies and free medical and dental care. During the last five years, the annual pass rate for students in the Fundação schools was 95.8%, while in 2005 this rate increased to 96.6% .

     Fundação Bradesco has 40 Centros de Inclusão Digital (Digital Inclusion Centers), and two of them are in indian communities. This project has been developed with information technology companies. The purpose of this project is to introduce basic technological knowledge to the public, as well as assisting families who live near the schools managed by Fundação Bradesco.

     Fundação Bradesco, in partnership with Fundação Roberto Marinho of the Organizações Globo, a Brazilian media group, is a co-sponsor of the first privately-sponsored educational television channel in Brazil, which is called “Futura, Canal do Conhecimento,” and which has millions of viewers. Fundação Bradesco has also developed, with Futura, a project called “Taking Care of the Future.” The purpose of this project is to train the teachers of the schools managed by Fundação Bradesco and public school teachers how to develop environmental, consumption, work and health programs with their students.

     In 2005, Fundação Bradesco provided over R$1.0 million to Solidary Literacy Program, a literacy program to students in North and Northeast of Brazil. Since 1998, when Fundação Bradesco began participating in such program, it has provided over R$10.0 million to Solidary Literacy Program and has helped over 98,000 students.

     In 2005, Fundação Bradesco funded R$167.061 million with the funds that it receives as interest on shareholders’ capital and dividends from its participation interest in Bradesco and its controlled companies, as well as from donations from the management team of Organizações Bradesco.

     Elo Participações

     Elo Participações indirectly owned, through its participation in Nova Cidade de Deus, 5.56% of our common shares and 2.79% of our total shares on December 31, 2005. Elo Participações is a holding company that was organized in 1998 to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, Elo Participações acquired from several of our shareholders, who were not principal shareholders of ours, an indirect 5.51% interest in our voting capital. Only members of the Board of Directors or the Board of Executive Officers and certain qualified employees of Banco Bradesco, Bradespar, or our subsidiaries may own shares in Elo Participações. However, only the members of the Board of Directors and executive officers may own voting shares. Most of our board members and executive officers own shares in Elo Participações.

     BBVA

     BBVA is a global financial group headquartered in Bilbao, Spain. On December 31, 2005, BBVA directly owned 5.05% of our common shares and 3.69% of our total shares. Pursuant to our acquisition of BBV Banco in June 2003, we issued, for distribution to BBVA, common and preferred shares equal to 4.4% of our share capital, valued at R$630.0 million. Subsequently, BBVA increased its percentage ownership through purchases of our shares on BOVESPA.

     BBVA offers retail, wholesale and investment banking services, asset management services and insurance, among other activities. As of December 31, 2003, Chase Nominees Ltd. held 5.25% of

BBVA’s capital. To our knowledge, there are no other significant individual holdings in BBVA’s share capital and no persons exercising substantial control.

     Pursuant to the June 9, 2003, Shareholders’ Agreement, BBVA has the right to elect one member of our board of directors. Accordingly, José Fonollosa García was appointed to our board of directors on June 9, 2003, as BBVA’s representative, which was replaced in January 2005 by Mr. Raul Santoro de Mattos Almeida. BBVA also has the right to put some or all of its shares to Fundação Bradesco and Cidade de Deus Participações during the seven years following its acquisition of our shares. For more information regarding the Agreement, see “Item 4. Information on the Company - The Company – History - Acquisitions in 2003 and 2004 - Acquisition of BBV Banco.”

     BES

      Banco Espírito Santo S.A. (BES) is a commercial bank whose headquarters are in Portugal. In December 2005, BES directly held 6.69% of our common shares and 3.35% of our total capital. Currently Mr. Ricardo Espírito Santo Silva Salgado represents BES on our Board of Directors.

     Other

     Direct public holdings represented 24.73% of our voting capital on December 31, 2005 (including equity participations of 1.23% held by The UFJ Bank Limited) and 91.94% of our preferred shares Direct and indirect participation by the public in our common and preferred shares represented an effective interest of 58.36% of our capital stock December 31, 2005.

     On December 31, 2005, 22.85% of our preferred shares and 1.0% of our common shares were held by 370 foreign investors registered with the Companhia Brasileira de Liquidaçao e Custódia, known as “CBLC.” At the same date, our ADRs represented 17.7% of our preferred shares.

Related Party and Subsidiary Transactions

     Under Brazilian law, financial institutions may not grant loans or advances to:

  any individual or entity that controls the institution or any entity under common control with the institution, or any executive officer, director or member of the fiscal council of any such entity or the immediate family members of such individuals;
  any person controlled by the institution; or
  any person in which the institution directly or indirectly holds 10.0% or more of the capital stock or which directly or indirectly holds more than 10.0% of the institution’s capital stock.

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

For further discussion of the use of our branches by our business units and subsidiaries for distribution, see “Item 4. Information on the Company–The Company–Distribution Channels–Branch System.”

     Other Matters

     Until 2004, we made regular, voluntary contributions to our shareholder Fundação Bradesco, a charitable foundation. We did not make any donations to Fundação Bradesco in 2005. Our donations to Fundação Bradesco totaled R$71.4 million in 2004 and R$62.7 million in 2003. For additional information about Fundação Bradesco, see “–Major Shareholders–Fundação Bradesco” and note 27 to our consolidated financial statements in Item 18.

     UFJ Bank owns 1.22% and BES owns 3.35% of our total equity, and BBVA owns 3.69% of our total capital, and they provide credit lines to us for trade-related transactions. The terms of these transactions are consistent with similar transactions that we engage in with other, unrelated entities.

Item 8. Financial Information

     See “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with U.S. GAAP.

Legal Proceedings

     We are party to administrative proceedings and lawsuits that have arisen during the normal course of our business. These include administrative proceedings as well as general civil, tax and employee litigation. We do not have any litigation matters that are significant on an individual basis. We believe that there are no suits pending or threatened, individually or in the aggregate, that if decided against us or our subsidiaries would have a material adverse effect on our business, financial condition, properties, prospects or results of operations.

     As of December 31, 2005, of our litigation provision of R$4,860 million, approximately 17.0% related to labor matters, approximately 73.0% related to tax-related matters and approximately 10.0% related to civil cases. For additional information see note 23 to our Consolidated Financial Statements in Item 18.

     We believe that as of December 31, 2005, we have provisioned sufficient funds to cover our expected losses from litigation matters, subject to the inflation-indexation requirement for provisions relating to certain tax matters.

     Labor matters. During 2005, we became involved in 4,686 new litigation matters related to labor claims, none of which is individually significant. These matters relate primarily to actions brought by employees who have been laid off. We have acquired a number of financial institutions in recent years. In connection with the acquisition of a financial institution and its integration into our Company, we commonly reduce our number of employees and the number of employees of the acquired institution. The majority of the labor-related litigation matters that we are involved in relates to such reductions.

     Tax-related matters. We are a party to a number of general indemnity and taxation related actions, including disputes relating to the constitutional validity of certain tax requirements. In our litigation matters related to taxation, the underlying obligation is generally subject to indexation for inflation and such inflation indexation adjustments account for approximately half of the provision related to tax matters. The remainder of the provision is primarily related to disputes regarding the legality of certain taxes and contributions.

     Civil cases. We are a party to a number of civil cases, which have arisen during our normal course of business. These matters primarily consist of claims for monetary damages, generally arising out of our actions to collect unpaid financial instruments, in bouncing checks, and in reporting adverse credit information to credit reporting agencies.

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

     Other matters. We are not currently the subject of any pending or threatened material proceedings by the Central Bank, CVM, ANS or SUSEP. Our management believes that we are in compliance with all applicable Central Bank, CVM, ANS and SUSEP regulations.

Policy on Dividend Distributions

     Our bylaws state that our Board of Directors shall recommend, at each annual shareholders’ meeting, a mandatory annual distribution to our shareholders of at least 30.0% of our net income, which is in excess of the minimum of 25.0% of net income established by Brazilian Corporate Law. For additional information, including exceptions to this requirement, see “Item 10. Additional Information - Memorandum and Articles of Incorporation - Allocation of Net Income and Distribution of Dividends.

     Our policy relating to dividend distributions is to maximize the amount of distributions we pay in the form of interest on shareholders’ capital, in accordance with our tax management strategy. This allows us to deduct such payments from income for tax purposes. For additional information, see “Item 5. Operating and Financial Review and Prospects – Overview -Taxes.”

Item 9. The Offer and Listing.

DESCRIPTION OF SECURITIES

     Our capital stock comprises common and preferred shares, without par value. Our preferred shares are traded on the BOVESPA under the symbol “BBDC4”. Our preferred shares are included in the BOVESPA Index. On December 31, 2005, we had 489,938,838 preferred shares outstanding.

     Citibank N.A., as depositary bank, issued the Level I ADSs, for trading on the New York Stock Exchange – NYSE in June 1997 and, since February 2001, on the Market for Latin-American Stocks in euros, known as “Latibex,” in Madrid, Spain, under the symbol “XBBDC.”

     In November 2001, our Level II ADRs became listed on the NYSE under the symbol “BBD,” the ratio of ADS to preferred shares was changed such that each ADS that formerly represented 5,000 preferred shares now represents one preferred share.

     On December 17, 2003, our Board of Directors approved a reverse split of our shares at a 10,000:1 share ratio, resulting in a reverse split of one ADR at a 2:1 ratio, such that each ADS represents one preferred share. Our shareholders approved the reverse split on March 10, 2004. As a result of the reverse split, we had 79,490,196 common shares and 78,693,936 preferred shares outstanding. March 2004, our shares have been traded on BOVESPA, on the NYSE at one share per ADR, and on the Latibex at one share per GDR. On December 9, 2004, the Extraordinary Shareholders’ Meeting approved a stock split, without changing value per share, at the ratio of two new shares for each share issued by us.

     On November 11, 2005, our Board of Directors approved a split of our shares at a ratio of one new share for each share issued by us. The above-mentioned split was approved by BACEN on November 14, 2005.

     The stock split was carried out on the BOVESPA in the sum ratio that was applied to the ADRs on the NYSE and the GDRs on the Latibex, maintaining the ratio of one share for each ADR and each GDR.

     Our ADSs are traded on the NYSE under the ticker symbol “BBD.”

     The following table shows, for the indicated period, the reported high and low closing sale prices in nominal reais for the preferred shares on BOVESPA:

	Price per Preferred share (1)		Average monthly trading volume (1)

	High	Low	(shares in units)

	(in R$)
1999	18.22	6.29	16,097,947
2000	22.64	12.39	20,406,802
2001	22.97	14.57	19,969,980
2002	24.74	12.21	28,301,035
2003	25.37	15.73	25,583,105
2004	34.50	18.07	23,674,104
1st Quarter (2)	26.11	21.78	25,514,148
2nd Quarter	23.81	18.07	21,358,600
3rd Quarter	25.09	21.52	21,542,600
4th Quarter (3)	34.50	24.77	26,281,067
2005	76.59	29.35	24,680,708
1st Quarter	44.75	29.35	29,314,467
2nd Quarter	43.42	37.25	22,115,000
3rd Quarter	54.73	39.25	25,045,533
4th Quarter (4)	76.59	52.41	22,247,833
December	76.59	67.55	22,356,100
2006
1st Quarter	92.60	65.68	25,720,933
January	89.10	65.68	24,510,100
February	90.20	78.28	22,641,300
March	92.60	77.00	30,011,400
April	83.00	74.72	23,146,600
May	82.98	69.70	30,113,600

(1)	Prices and amounts adjusted by income. Source: Economática.
(2)	Beginning March 22, 2004, trades reflect the reverse split of 10,000 shares for 1 share
(3)	Since December 14, 2004, trades reflect the split of 1 share for 3 shares.
(4)	100% bonus. Reference date November 22, 2005, Special Stockholders’ Meeting as of November 11, 2005.

     The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the ADRs on the NYSE:

	Price per ADR (1)		Average monthly

			trading volume (1)

	High	Low	(ADRs in units)

	(in US$)
2001 (2)	8.78	7.55	3,771,150
2002	11.23	3.22	13,621,950
2003	8.96	4.44	14,620,025
2004	12.68	5.83	13,220,550
1st Quarter (3)	9.31	7.49	13,291,600
2nd Quarter	8.37	5.83	12,904,400
3rd Quarter	8.78	7.16	11,134,600
4th Quarter (4)	12.68	8.82	15,551,600
2005	35.39	10.93	22,543,058
1st Quarter	16.83	10.93	21,727,400
2nd Quarter	18.25	14.26	21,322,867
3rd Quarter	24.63	15.94	19,187,733
4th Quarter	35.39	23.01	27,934,233
December (5)	35.39	27.76	29,356,300
2006
1st Quarter	43.81	29.37	30,788,533
January	40.00	29.37	27,803,400
February	42.59	35.74	27,719,500
March	43.81	35.06	36,842,700
April	39.22	34.82	27,760,200
May	40.24	29.14	52,966,200

(1) Prices and amounts adjusted by income. Source: Economática
(2) Beginning on November 21, 2001.
(3) Beginning on March 22, 2004, trades reflect the 1 ADR – 1 share relation
(4) As of December 22, 2004, there was a split of 3 ADRs for each ADR.
(5) 100% Bonus on December 02, 2005.

     Our preferred shares are registered in book-entry form and we perform all the services of safe-keeping and transfer of shares. Our shareholders may choose to hold their shares through CBLC. Under Brazilian law non Brazilian holders of our preferred shares may be subject to certain adverse tax consequences due to their ownership and any transfer of the preferred shares. For further discussion of the restrictions on the transfer of preferred shares, see “Item 10. Additional Information - Memorandum and Articles of Incorporation – Organization - Form and Transfer” and “- Exchange Controls.”

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

     The rights of holders of our preferred shares are limited in comparison with those of the holders of common shares in several material ways:

  each common share entitles the holder to one vote at shareholders’ meetings, while holders of preferred shares are only entitled to a vote in the limited circumstances described in “Item 10. Additional Information - Memorandum and Articles of Incorporation – Organization - Voting Rights”; and
  the nature of preferred shareholders’ preemptive rights to subscribe for shares or convertible securities depends on the proportion of capital that would be represented by preferred shares after the capital increase, as described under “Item 10. Additional Information - Memorandum and Articles of Incorporation – Organization - Preemptive Rights.”

     The holders of the ADSs have the rights corresponding to the underlying preferred shares, subject to the deposit agreement. Owners of the ADSs are parties to the deposit agreement and therefore are bound to its terms and to the terms of the ADRs that represent the ADSs.

TRADING ON THE SÃO PAULO STOCK EXCHANGE

     Beginning in April 2000, the Brazilian stock exchanges were reorganized through the execution of protocols of intention by the Brazilian stock exchanges. Until the end of April 2004, pursuant to the protocols, all securities were traded only on BOVESPA, with the exception of privatization auctions, which occurred on the Rio de Janeiro Stock Exchange. In May 2004, the Rio de Janeiro Stock Exchange reopened for the trading of certain Brazilian government securities.

     If you were to trade in our preferred shares on BOVESPA, your trade would settle in three business days after the trade date. The seller is ordinarily required to deliver the shares to the exchange before 10:00 A.M. on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the CBLC.

     BOVESPA is less liquid than the NYSE or other major exchanges in the world. On December 31, 2005, the aggregate market capitalization of the 339 companies listed on BOVESPA, was equivalent to approximately US$482.0 billion and the ten largest companies listed on BOVESPA represented approximately 51.5% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2005, we accounted for approximately 5.7% of the market capitalization of all listed companies on BOVESPA.

     Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “non-Brazilian holder”) on Brazilian Stock Exchanges is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution 2,689 of the CMN. Resolution 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, Resolution 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer to other non-Brazilian holders the ownership of investments made under Resolution 2,689. See “Item 10. Additional Information -

Exchange Controls” for further information about Resolution 2,689, and “- Taxation - Brazilian Tax Considerations - Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution 2,689.

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

Comparison of Bradesco Corporate Governance Rules and the Rules of the NYSE Applicable to U.S. Companies

     On November 4, 2003, the Securities and Exchange Commission (“SEC”), approved the final corporate governance rules of the NYSE. According to such rules, foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers. As a foreign private issuer, we must comply with three rules imposed by the NYSE:

(1)	the requirements set forth by the SEC concerning audit committees;

(2)	our CEO must promptly notify the SEC in writing after any executive officer becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules; and

(3)	we shall provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

     The chart below provides a brief description of the significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

Article	NYSE Corporate Governance	Bradesco Corporate Governance Rules
Rules for Domestic Issuers

303A.01	Independent directors must comprise a majority of the members of the board of directors of a listed company on NYSE.	Brazilian law provides that only shareholders of a company may be appointed to its board of directors. Accordingly, there is no legal or statutory provision requiring Bradesco to have independent directors, however, two of our directors are independent and representatives of BES located in Portugal and BBVA located in Spain. There is no minimum share ownership or residency requirement for qualification as a director.

303A.03	Non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	With the exception of our CEO, who is also a director of the Company, none of the directors of Bradesco are managers. The directors do not have regularly scheduled executive sessions without the presence of the CEO.

303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We do not have a nominating/corporate governance committee.

303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have a Compensation Committee of three to five members, who are all members of the Board of Directors. The members are appointed by the Board of Directors, each with a one year term of office. The committee’s primary responsibility is to provide the Board of Directors with proposed policies and guidelines related to the compensation of our managers. The compensation is to be based on performance targets established by the Board. None of the members of the Compensation Committee are independent directors. The compensation committee has a written charter that states the responsibilities of the committee.

303A.06 303A.07	Listed companies must have an audit committee, composed by a minimum of three members who satisfy the requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses specific minimum requirements.

Pursuant to our by-laws and to Central Bank regulations since July 2004, we have appointed an Audit Committee which is a separate organ from our Board of Directors. Our Audit Committee is comprised of three to five members, each of whom serves for a term of one year and is appointed by, and may be replaced by, the Board of Directors. All the members to the Audit Committee are independent from our management. We currently have four members on our audit committee, and only one of these members is also a member of our Board of Directors. Under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these resp ect s, our audit committee is comparable to and performs the functions of audit committees of U.S. companies. Since our audit committee is a separate organ from our Board of Directors, pursuant to Central Bank regulations, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard.

The main obligations of our Audit Commitee are:

  recommending to the Board of Directors which outside firm should be hired to provide independent audit services and the amount of compensation such firm should receive, as well as to recommend the replacement of such firm;
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
  meeting with the Board of Executive Officers and both the independent and the internal auditors at least quarterly.

We also have a Fiscal Council, which can have from three to five members and an equal number of substitutes. It currently has three members and three alternates. The Fiscal Council is an independent corporate body. In accordance with Brazilian Corporate Law, the Fiscal Council’s responsibilities include:

  supervising, through any of its members, the actions of our managers and verifying the fulfillment of their duties;
  reviewing and issuing opinions regarding our financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor’s report and any management reports; and
  opining on any management proposals to be submitted to the shareholders’ meeting related to changes in our share capital, issuances of debentures or rights offerings entitling the holder to subscribe for equity, investment plans and capital expenditure budgets, distributions of dividends, changes in the corporate structure, mergers, consolidations or spin-offs.

303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Under the Brazilian Corporate Law, shareholder pre-approval is required for the adoption and revision of any equity-compensation plans. We currently do not have any stock option based compensation plan.

303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	We do not have corporate governance guidelines drafted in a single document addressing all NYSE specific requirements. Our corporate governance guidelines are available at our website. (http://www.bradesco.com.br/ir/) and at our Management Report.

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted code of ethics, which applies to the CEO, Chief Financial Officer, Chief Accounting Officer and any person in similar positions, as well as to the members of the Board of Directors, the Board of Executive Officers and employees, as well as to our partners and service providers. We have a Committee for Ethical Conduct, appointed by the Board of Directors, which is responsible for the enforcement of the Codes of Ethics, including determining which actions to take concerning the disclosure, dissemination and fulfillment of the Codes of Ethics, as well as ensuring its effectiveness. We will post any modifications or waivers to either Codes of Ethics on our website.

303A.12	A CEO of a listed company must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.	Our CEO shall promptly notify the NYSE in writing, should any executive officer become aware of any material non-compliance with any applicable provision of the NYSE corporate governance rules.

Organization

     Qualification of Directors

     Brazilian law provides that only shareholders of a company may be appointed to its board of directors. There is no minimum share ownership or residency requirement for qualification as director.

     Allocation of Net Income and Distribution of Dividends

     Our bylaws require the Board of Directors to recommend, at each annual shareholders’ meeting, the allocation of net income for the fiscal year as follows:

  5.0% of net income to a legal reserve, during each fiscal year, not to exceed 20.0% in the aggregate of our paid-in capital. This requirement shall not be applicable in fiscal years when the legal reserve, added to our other capital reserves, exceeds 30.0% of our paid-in capital;
  upon proposal by our management, an amount to a contingency reserve against future losses, which amount is determined by our shareholders on the basis of what potential losses they consider probable to date, our shareholders never allocated profits to this reserve;
  at least 30.0% of net income (after the deductions under the two preceding items) for mandatory distribution to our shareholders; and
  any balance to revenue reserves for the maintenance of an operational margin that is compatible with the conduct of our lending business, up to a limit of 95.0% of our paid-in capital.

     Our bylaws also authorize our shareholders to allocate an amount to a reserve for realizable revenue. Historically, our shareholders have not allocated amounts to such reserve.

     The minimum of 30.0% of our net income that must be distributed as annual dividends must be paid out within 60 days of the annual shareholders’ meeting in which the distribution is approved. However, Brazilian law permits us to suspend payment of the mandatory distribution if our Board of Directors report to the shareholders’ assembly that the distribution would be incompatible with our financial condition, event in which the suspension is subject to approval by the shareholders’ meeting. Under Brazilian Corporate Law, the Conselho Fiscal shall prepare a report on this matter and the Board of Directors is obligated to present a justification for the suspension with the CVM within five days of the shareholders’ assembly. The income not distributed due to the suspension must be allocated to a special reserve. If not absorbed by subsequent losses, the amounts in the reserve shall be paid as dividends as soon as our financial situation permits.

     Preferred shareholders are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to the common shareholders.

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

     Consistent with Brazilian law, our bylaws allow our Board of Executive Officers, upon approval by the Board of Directors, to make distributions in the form of interest on shareholders’ capital instead of dividends. Payments of interest on shareholders’ capital may be considered for the calculation of the mandatory dividend; such inclusion must be at net value. Since July 1997, we have been making monthly payments of interest on shareholders’ capital in an amount approved by our Board of Directors prior to the declaration of dividends at the end of each year. The amounts paid as interest on shareholders’ capital net of withholding income tax are deducted from the amount of the dividends declared. The section “- Taxation - Brazilian Tax Considerations - Distributions of Interest on Shareholders’ Capital” describes certain limits to be observed in payment of interest on shareholders’ capital and to deduct distributions made as interest on shareholders’ capital.

     General Meetings of the Shareholders

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

     In order for a general shareholders’ general meeting validly to take any action, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the assembly. However, in the case of a general meeting to amend our bylaws, shareholders representing at least two-thirds of our issued and outstanding common shares must be present. If no such quorum is verified, the board of directors may call a second meeting by notice given at least eight calendar days prior to the scheduled assembly and otherwise in accordance with the rules of publication described above. The quorum requirements will not apply to a second meeting, subject to the quorum requirements applicable to the first one.

     Voting Rights

     Each common share entitles its holder to the right of one vote at our shareholders’ meetings. Except as otherwise provided by the applicable laws, decisions of a general shareholders’ meeting are passed by the vote by holders of a simple majority of our common shares; abstentions are not taken into account.

     In March 2002, the Brazilian Corporate Law was amended to, among other issues, grant the minority shareholders the right to appoint one member of the Board of Directors and an alternate to our Board of Directors. To qualify for the exercise of such right, the minority shareholder must have held, for at least the prior three months, either (1) preferred shares representing at least 10.0% of our share capital, or (2) common shares representing at least 15.0% of our voting shares. If no shareholders meet the thresholds, shareholders representing at least 10.0% of our share capital may be able to combine their holdings to appoint one member and an alternate to our Board of Directors.

     Notwithstanding the above, whenever the minority shareholders decide to exercise such right, they should choose the member and its respective alternate to our Board of Directors based on a three-name list prepared by the controlling shareholder of the company. The voting right mentioned in the precedent paragraph has not yet been exercised by our minority shareholders, since we currently have among the members of our Board of Directors, two members appointed by our minority shareholders BES and BBVA.

     Pursuant to the June 9, 2003, Shareholders’ Agreement, BBVA has the right to name one member of our board directors. See “Item 4. Information on the Company - The Company – History – Acquisitions in 2003 and 2004 - Acquisition of BBV Banco.”

     The Brazilian Corporate Law provides that non-voting preferred shares acquire voting rights when a company has failed for the term provided for in its by-laws (but no longer than a period of three fiscal years) to pay any fixed or minimum dividend to which such shares are entitled. Such voting rights remain effective until payment of the cumulative dividends are made.

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

     As described under “- Regulations of and Restrictions on Foreign Investors,” under the Brazilian constitution the increase of foreign investors’ participation in the voting capital (common shares) of financial institutions is subject to prior authorization by the Brazilian government. Therefore, in the event common shares are offered, our foreign shareholders could be prevented from exercising their preemptive rights.

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

     You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. In such an event, the contractual arrangements governing the ADSs provide that the custodian of the shares underlying the ADSs may, if possible, transfer or dispose of the pre-emptive rights. Such contractual arrangements related to the ADSs, provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs and distributed by the depositary bank to holders of ADSs, net of any fees due to the custodian and the depositary bank. For more details see “Item 3. Key Information - Risk Factors - Risks Relating to the Preferred Shares and ADSs.”

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

- the creation of preferred shares or an increase in an existing class of preferred shares relative to the other class or classes of preferred shares, the modification of a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares;

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

- the acquisition of control of another company at a price, which exceeds certain limits, set forth in Brazilian Corporate Law;

- a merger or consolidation;

- participation in a “grupo de sociedades” as defined under the Brazilian Corporate Law; or

- a spin-off that results in, among other things, a reduction of the mandatory annual dividend.

     Our dissenting or non-voting shareholders also have a right of withdrawal in the event that the entity resulting from our merger, incorporate of stocks, or spin-off does not become a listed company within 120 days of the shareholders’ assembly at which the relevant decision was taken. The dissenting or non-voting shareholders only have a withdrawal right if they owned the shares, which have been adversely affected at the time of the first call for the shareholders’ assembly in which the relevant decision was made. If a public announcement of the action taken or to be taken was made prior to the call for the shareholders’ assembly, the shareholders’ ownership of shares is based on the date of announcement.

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

     Redemption

     Our bylaws provide that our shares are not redeemable. However, Brazilian Corporate Law authorizes us to redeem minority shareholders’ shares if, after a tender offer, our controlling shareholder increases its participation in our total capital stock to more than 95.0% .

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

     Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by the CMN’s Resolution 2,689 as described under “–Exchange Controls” below, the foreign investor must declare the transfer in its electronic registration.

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
  disclose the information contained in material facts in all markets where our securities are traded;
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

     Appendix V to Resolution No. 1,289 of the CMN, known as the “Appendix V Regulations,” allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADR program is duly registered with the Central Bank of Brazil.

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

     Additionally, Brazilian Corporate Law provides that acquisition of control of a publicly held company is contingent on tender offers for all outstanding common shares at a price equivalent to at least 80% of the price per share paid for the controlling block. In December 2003, we amended our by-laws to provide that in the event of a change in our control, the acquirer will be required to pay our shareholders an amount equal to (a) in the case of our non-controlling common shareholders, 100.0% of the price per share paid to our controlling shareholders and (b) in the case of our preferred shareholders, 80% of the price per share paid for our controlling shareholders.

     In the case of our liquidation, our preferred shareholders would be entitled to priority over our common shareholders in the return of capital. See “- Liquidation” for more information. In addition, in the event of a transfer of control, our shareholders have the right of withdrawal under certain circumstances. See “- Right of Withdrawal” for more information.

     Brazilian Corporate Law also obliges our controlling shareholder to make a tender offer for our shares if it increases its interest in our capital stock to a level that materially and negatively affects the liquidity of our shares.

Disclosure of Shareholder Ownership

     Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 5.0% of any type or class of shares of a publicly traded company must disclose its share ownership to the CVM and stock exchanges. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase or decrease of five percent or more in ownership of any type or class of shares must be similarly disclosed.

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

     Since 2001, we have been in compliance with a less strict set of rules called DCPG. According to such rules, we must comply with:

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

MATERIAL CONTRACTS

     On June 9, 2003, our shareholders Cidade de Deus Participações and Fundação Bradesco entered into the Shareholders’ Agreement with BBVA. Under the terms of the Agreement, BBVA has the right to elect one member of our board of directors. The Shareholders’ Agreement provides that BBVA will have this right so long as BBVA owns at least 3.94% of our voting capital. However, if BBVA’s participation falls below this percentage threshold due to an increase in our capital stock in which our shareholders, including BBVA, are not given preemptive rights, BBVA’s right to elect a member of our board of directors will not be affected. In addition, under the Shareholders’ Agreement Cidade de Deus Participações and Fundação Bradesco have the right of first refusal if BBVA wishes to sell some or all of our common shares, and BBVA has a put option for a period of up to seven years. For more information regarding the Shareholders’ Agreement, see “Item 4. Information on the Company - The Company – History – Acquisitions in 2003 and 2004 - Acquisition of BBV Banco.”

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

     See “–Taxation–Brazilian Tax Considerations–Taxation of Gains” for a description of the tax benefits extended to non-Brazilian holders of securities who qualify under Resolution 2,689.

     Under Resolution 2,689 securities held by non-Brazilian holders must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets.

     Registered non-Brazilian holders are allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets, with the exception that the Brazilian constitution limits the ability of non-Brazilian holders to acquire capital of financial institutions, as discussed above under “–Regulation of and Restrictions on Non-Brazilian holders.” Registration allows investors to remit foreign currency abroad when the funds are distributions on registered preferred shares or proceeds from the disposition of such shares. The funds are converted into foreign currency at the Exchange Market rate.

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

TAXATION

     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs. Accordingly, prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs. For more information, see “–Taxation” above.

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

     Distributions of Interest on Shareholders’ Capital

     Brazilian corporations may, subject to certain limitations, make payments to shareholders in the form of interest on shareholders’ capital as an alternative form of making dividend distributions. The principal difference between dividends and interest on shareholders’ capital is their tax treatment.

     Dividends payment are not deductible for Brazilian corporate income tax purposes. On the other hand, we may deduct distributions of interest on shareholders’ capital paid to Brazilian and non-Brazilian holders of preferred and common shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, up to an interest rate which does not exceed the pro rata die fluctuation of the rate of the Federal government’s long-term interest rate, TJLP applied on the shareholders’ equity and appraised based on the Brazilian GAAP. Furthermore, the total amount distributed as interest on shareholders’ capital which may be deducted for corporate income tax and social contribution tax on net profits purposes may not exceed the greater of:

  50.0% of our net income (before taking the distribution and any deductions for calculating income taxes into account), as measured in accordance with accounting practices adopted in Brazil for the year in respect of which the payment is made; or
  50.0% of retained earnings for the year preceding the year in which the payment is made, as measured in accordance with accounting practices adopted in Brazil.

     Payments of interest on shareholders’ capital are subject to Brazilian withholding tax at the rate of 15.0%, except for payments to persons who are exempt from tax in Brazil. For payments to persons who are resident in a jurisdiction that under Brazilian law is deemed to be a “tax haven” (any country that (a) does not impose income tax or that taxes income at a rate of less than 20.0% or (b) a country whose corporate law establishes confidentiality regarding the shareholders of corporate entities), Brazilian tax law subjects such payments to withholding tax at the source at a 25.0% rate. It is our responsibility to withhold and pay the tax levied on interest on shareholders’ capital we distribute.

     Amounts paid as interest on shareholders’ capital (net of withholding tax owed) may be treated as payments in respect of the mandatory dividends we are obligated to distribute to our shareholders in accordance with our bylaws. Distributions of interest on shareholders’ capital in respect of the preferred shares, including distributions to the depositary bank in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

     Payments of interest on shareholders’ capital are decided by the Board of Directors on the basis of recommendations of our Board of Executive Officers.

     Our Board of Directors has traditionally approved the distribution of the maximum amount of interest on shareholders’ capital permitted by law.

     Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs or preferred shares to another non-Brazilian holder are not subject to Brazilian tax.

     Gains realized by Brazilian holders on any disposition of preferred shares in Brazil are subject to tax at the following rates:

  20.0% if the transaction is “day-traded” on a stock exchange; or
  15.0% for all other cases.

     The earnings reached in Day Trade operations in Stock Exchanges, of Goods, Futures and Similar, are subject to withholding income tax at a 1.0% rate, and this tax may be deduced from the tax on the net gains reached in the month.

     By January 1, 2005, the net gains from trading, realized in stock exchanges, of goods, futures and similar, except for the day trade ones (that remain subject to taxation as mentioned above) are subject to

0.005% of withholding income tax. For more information regarding this case occurring, see “Item 10. Taxation”.

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

     Capital gains realized on disposition of preferred shares in Brazil by non-Brazilian holders who are not resident in a “tax haven” are not subject to Brazilian tax if:

  the proceeds obtained by the disposition are remitted outside Brazil within five business days of the cancellation of the ADSs which were represented by the shares sold; or
  the foreign investment in the preferred shares is registered in Central Bank under CMN Resolution 2,689.

     Otherwise, the same treatment applicable to Brazilian residents will apply.

     Gain on the disposition of preferred shares is measured by the difference in U.S. dollars between the amount in foreign currency received on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation and converted into the foreign currency based on the exchange rate published by Central Bank in such date in which the acquisition was made. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of its effective cost as evidenced by valid documentation or, in its absence, on the basis of the foreign currency amount registered with the Central Bank. See “- Exchange Controls.”

     Except for the international avoidance of double taxation tax treaty signed with Japan, Brazil’s other signed international tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares. Gains realized by a non-Brazilian holder upon the redemption of preferred shares would be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and would accordingly be subject to income tax at a rate of 15.0% .

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

     Gains on sales or assignments made by or on behalf of the depositary bank on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to income tax at rates up to 15.0% ..

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

     In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15.0% (unless the preferred shares were held in accordance with Resolution 2,689, in which case the exchange would be tax-free).

     On receipt of the underlying preferred shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above under “–Exchange Controls.” If the non-Brazilian holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.

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

     The IOF tax may also be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such exchange transactions is currently 0%, but the Minister of Finance has the legal authority to increase the rate to a maximum of 25.0% . Any such increase would be applicable only prospectively.

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

U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of preferred shares or ADSs. This summary applies only to purchasers of preferred shares or ADSs who will hold the preferred shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10.0% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market basis, and persons holding preferred shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction. Accordingly, each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in preferred shares or ADSs.

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15.0% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and preferred shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

    Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2006 taxable year. Our belief that we are not, and will not in the future be, a PFIC is based on certain Proposed Treasury Regulations dealing with non-U.S. banks. Such regulations are not final and are subject to modification, in which case our determination regarding PFIC status may be different.

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

DOCUMENTS ON DISPLAY

     We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Since November 4, 2002, we are required to make filings with the SEC by electronic means. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site at http://www.sec.gov.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Risk and Risk Management

     In the course of our normal operations we are exposed to a number of risks, which are inherent to banking and insurance activities. The extent to which we properly and effectively identify and manage these risks is critical to our profitability. The most significant of these risks are:

  market risk;
  liquidity risk;
  credit risk; and

  operational risk.

     Management of these risks is a process, which involves different levels of our organization and encompasses a range of policies and strategies. Our risk management policies are generally conservative ones, which seek to limit absolute loss to the extent possible without loss of efficiency. For a discussion of our risk management policies see “Item 4. Information on the Company–The Company–Risk Management” and “Item 5. Operating and Financial Review and Prospects–Asset and Liability Management.” For a summary of Brazilian regulations on managing market risk in the banking sector, see “Item 4. Information on the Company–Regulation and Supervision.”

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

Sensitivity Analysis

     We utilized the following criteria and methodology in making our sensitivity analysis:

  We assumed that the book value of our foreign-currency denominated and indexed assets and liabilities as of December 31, 2005 is equivalent to the market value of those assets and liabilities as of that date.

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

  The negative scenario projection for the real/U.S. dollar exchange rate, the fixed interest rate and the foreign exchange coupon were based on the historical relation among the real/U.S. dollar exchange rate, the fixed interest rate and the foreign exchange coupon, their historical probability and the macroeconomic scenario for the current year by our Economic Research Department. The assumption adopted for the creation of the exchange rate scenario was the increase of the Brazilian risk in 300 base points, together with the assumption on the inflation and interest rates. The foreign exchange coupon scenario was based on the estimates for the Federal Funds Rate (high of 5.75% and low of 4.25%) and the historical relation between the foreign exchange coupon and the Federal Funds Rate. All the above-mentioned scenarios were created based on estimate figures.

     The following table shows the maturities of our fixed-rate transactions denominated in or indexed to the real as of December 31, 2005:

	From 0 to	From 31	From 91	From 181	From 1 to	More	Total
	30 days	to	to 180	to 365	3 years	than
		90 days	days	days		3 years

Interest-earning assets	(R$ in million)
Federal funds sold and securities
purchased under agreements to resell	R$6,856	-	R$13	-	-	-	R$6.869
Brazilian Central Bank compulsory deposits	-	-	-	R$383	R$5	R$1,401	1,789
Trading securities, at fair value	159	-	2,718	1,182	4,305	-	8,364
Available-for-sale securities	-	-	-	14	-	-	14
Loans, net	11,154	R$11,293	7,226	8,151	11,169	1,351	50,344

Total	18,169	11,293	9,957	9,730	15,479	2,752	67,380

Interest-bearing liabilities
Time deposits	379	467	123	55	15	3	1,042
Federal funds purchased and securities sold
under agreements to repurchase	10,398	213	248	1,400	9,291	757	22,307

	10,777	680	371	1,455	9,306	760	23,349

Assets/Liabilities gap	7,392	10,613	9,586	8,275	6,173	1,992	44,031
Cumulative assets/liabilities gap	R$7,392	R$18,005	R$27,591	R$35,866	R$42,039	R$44,031

     The following table shows the maturities of our transactions denominated in or indexed to U.S. dollars, as of December 31, 2005:

	From 0 to	From 31	From 91	From 181	From 1 to	More than	Total
	30 days	to	to	to	3 years	3 years
		90 days	180 days	365 days

Interest-earning assets	(R$ in million)
Interest-earning deposits in other banks	R$3,129	R$83	R$1	R$5	-	-	R$3,218
Federal funds sold and securities purchased
under agreements to resell	-	-	-	-	-	R$640	640
Brazilian Central Bank compulsory
deposits	7	-	-	-	-	-	7
Trading securities	12	-	139	24	R$109	371	655
Available-for-sale securities	-	-	-	5	271	5,265	5,541
Securities held to maturity	-	-	-	31	-	953	984
Loans	2,111	2,530	2,417	2,055	2,519	1,029	12,661
Other assets	-	-	-	-	-	485	485

Total assets	5,259	2,613	2,557	2,120	2,899	8,743	24,191

Interest-bearing liabilities
Time deposits	765	1,048	189	214	98	89	2,403
Federal funds purchased and securities sold
under agreements to repurchase	567	-	-	-	-	12	579
Short-term borrowings	998	1,906	2,153	1,435	574	-	7,066
Long-term debts	10	121	64	377	1,109	4,781	6,462

Total	2,340	3,075	2,406	2,026	1,781	4,882	16,510

Assets/liabilities gap	2,919	(462)	151	94	1,118	3,861	R$7,681
Cumulative assets/liabilities gap	R$2,919	R$2,457	R$2,608	R$2,702	R$3,820	R$7,681

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

     Real-Denominated Fixed-Rate Transactions

     The potential loss in the value on our real-denominated, fixed-rate financial assets and liabilities, including derivatives on December 31, 2005 that would have resulted from hypothetical unfavorable fluctuations of up to 2.25% of the annualized interest rate for all fixed-rate interest-bearing assets and liabilities, irrespective of term to maturity or the period of time during which such unfavorable change would persist, did not exceed R$264.2 million.

     On December 31, 2005 we had an excess of R$26.9 billion in fixed rate real denominated assets over our fixed rate real denominated liabilities. Therefore, an increase in the interest rate would have been unfavorable to us, while a reduction in the CDI interest rate, however, would have been favorable to us.

     Foreign Currency–Denominated and–Indexed Transactions

     A hypothetical unfavorable fluctuation of up to 0.31% in the annualized interest rate on our foreign currency-denominated and -indexed assets and liabilities, including derivatives, would result in potential losses of up to R$5.0 million in the value of our U.S. dollar-denominated and -indexed financial assets and liabilities as of December 31, 2005, irrespective of how long the unfavorable change persisted. It is important to mention that foreign currency denominated interest rate fluctuation was estimated by our Economic Research Department.

      On December 31, 2005, we had an excess of R$4.5 billion in assets denominated in or indexed to foreign currency over the obligations denominated in or indexed to foreign currencies. As a consequence, a decrease in the exchange rates would result in losses for us.

     Exchange Rate Sensitivity

     A depreciation of up to 5.5% of the real against the U.S. dollar would result in potential losses of up to R$247.0 million in the fair value of our U.S. dollar-denominated and –indexed financial assets and liabilities. On December 31, 2005, we had an excess of R$4.5 billion in the value of our foreign currency denominated and indexed assets and liabilities. Therefore a depreciation of the real against the U.S. dollar would result in exchange losses. Our Economic Research Department estimated a negative scenario of was of R$/US$ 2.46.

Value at Risk (“VaR”)

     VaR is generally defined as the potential loss in the fair value of our investment portfolio in a certain period of time from adverse market movements in interest and exchange rates and is based on probability analysis. We consider our policy regarding exposure to market risks to be very conservative, being the VaR limits defined by our senior management and our compliance with these limits is monitored daily by personnel who are independent of our portfolio management. The methodology under which the VaR is calculated has a confidence level of 97.5%, its volatilities are calculated based on statistics parameters and are used in prospective proceedings based on economic studies. The methodology used and the statistics parameters currently used to calculate the VaR are confirmed daily by the use of backtesting techniques. We started to use the VaR methodology for our treasury positions on January 2000 and on March 2005 it has also been implemented for our commercial and external portfolios. The calculation of the VaR does not include our foreign investments nor their respective hedging transactions.

     The following shows the value at risk, as measured under the VaR methodology, of our treasury positions in 2005:

1st quarter of 2005 - R$ million

Risk Factors	Average	Minimum	Maximum	On march 31

Reais (fixed and floating rate)	15	12	17	13
Foreign exchange coupon	29	25	33	33
Foreign Currency	8	7	10	10
Variable Income	1	1	1	1
Offshore Fixed Income	50	41	58	58
Total VaR	70	60	78	78

2nd quarter of 2005 - R$ million

Risk Factors	Average	Minimum	Maximum	On June 30

Reais (fixed and floating rate)	16	12	22	22
Foreign Exchange Coupon	22	12	33	12
Foreign Currency	6	0	12	3
Variable Income	1	1	2	1
Offshore Fixed Income	42	26	58	30
Total VaR	59	37	78	48

3rd quarter of 2005 - R$ million

Risk Factors	Average	Minimum	Maximum	On September 30

Reais (fixed and floating rate)	24	17	33	17
Foreign exchange coupon	25	9	46	45
Foreign Currency	5	0	11	7
Variable Income	1	0	1	0
Offshore Fixed Income	32	26	38	26
Total VaR	63	44	81	64

4th quarter of 2005 - R$ million

Risk Factors	Average	Minimum	Maximum	On December 31

Reais (fixed and floating rate)	22	15	38	37
Foreign exchange coupon	38	26	46	29
Foreign Currency	7	0	24	10
Variable Income	0	0	1	0
Offshore Fixed Income	37	25	44	37
Total VaR	69	59	82	70

     The following table below shows the concentration of the VaR and the number of events during the year ended December 31, 2005 calculated on positions up to December 31, 2005:

VaR – Value at Risk

(R$ in million)	1st quarter	2nd quarter	3rd quarter	4th quarter	% of events

Up to R$50	0.0%	38.1%	24.62%	0.0%	20.2%
From R$50 up to R$60	12.5%	14.29%	10.77%	1.61%	9.09%
From R$60 up to R$70	37.5%	19.05%	26.15%	51.62%	32.32%
From R$70 up to R$80	50.0%	28.56%	36.92%	40.32%	35.86%
More than R$80	0.0%	0.0%	1.54%	6.45%	2.53%

	100.0%	100.0%	100.0%	100.0%	100.0%

Item 12. Description of Securities Other than Variable Income Securities.

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.

Item 15. Controls and Procedures.

     We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2005 effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

     There has been no change in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert.

     Our board of directors has reviewed the qualifications and backgrounds of the members of the audit committee and determined that Hélio Machado dos Reis is an “audit committee financial expert” within the meaning of Item 16A and that he is independent. For more information regarding our audit committee, see “Item 6. Directors, Senior Management and Employees–Board Practices–Board Committees–Audit Committee.”

Item 16B. Code of Ethics

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

Item 16C. Principal Accountant Fees and Services.

Audit and Non-Audit Fees

     We retain two independent accounting firms: one for the purpose of auditing our annual financial statements in accordance with accounting practices adopted in Brazil and the other for the purpose of auditing our annual financial statements in accordance with U.S. GAAP. The following table sets forth the fees billed to us in the aggregate by both of our independent auditors during the fiscal years ended in 2004 and 2005:

	Year ended on December 31,

	2004	2005

	(R$ in thousand)
Audit fees	R$14,470	R$13,569
Audit-related fees	5,454	12,861
Tax fees	514	81
Other fees	148	710

Total fees	R$20,586	R$27,221

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

Audit Committee Pre-Approval Policies and Procedures

     Neither our board of directors nor our audit committee has established pre-approval policies and procedures for the engagement of our independent auditors for services. Our board of directors expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Our audit committee provides recommendations to our board of directors regarding such engagements. For more information regarding our board of directors and audit committee, see “Item 6. Directors, Senior Management and Employees - Board Practices.”

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

     We have established a body similar to the audit committee of a U.S. company, which under Central Bank regulations is required to be called an "audit committee". Our audit committee performs nearly all of the functions of an audit committee of the board of directors of a U.S. company. Of the four members of our audit committee, only one member is also a member of our Board of Directors. Under Brazilian law, the function of hiring independent auditors is a power reserved for the board of directors. As a result, our board of directors acts as our audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these respects, our audit committee is comparable to and performs the functions of an audit committee of the board of directors of a U.S. company. Since our audit committee is not a committee of our Board of Directors, but is a separate body required under Brazilian law to perform the role of an audit committee, we believe that our audit committee satisfies the requirements of Exchange Act Rule 10(a)(3). However, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) because under Central Bank regulations, our Audit Committee is a separate organ from our Board of Directors. We believe that our audit committee is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act and to satisfy the other requirements of Exchange Act Rule 10A-3.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     Not applicable.

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See pages F-1 through F-55 incorporated herein by reference.

Item 19. Exhibits.

     Documents filed as exhibits to this annual report:

1.1	Amended and Restated Bylaws of Banco Bradesco S.A. (English translation).

2.1	Amended and Restated Deposit Agreement, between Banco Bradesco S.A., Citibank N.A., as
Depositary, and holders and beneficial owners of American Depositary Receipts*

3.1	Shareholders Agreement dated June 9, 2003, among Cidade de Deus Companhia Comercial de
Participações, Fundação Bradesco, Banco Bilbao Vizcaya Argentaria S.A. and Banco Bradesco
S.A. (as intervening party) **

6.1	Calculation of earnings per share data and weighted average number of shares outstanding

7.1	Calculation of dividends/interest on shareholders’ capital per share data

8.1	List of Subsidiaries

12.1	Certification of the Chief Executive Officer of Bradesco, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer of Bradesco, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer of Bradesco, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer of Bradesco, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(*) Incorporated by reference to our Registration Statement on Form 20-F (file no. 333-13950), originally filed with the SEC on September 28, 2001.

(**)Incorporated by reference to our Annual Report on Form 20-F (file no. 1-15250), originally filed with the SEC on June 30, 2004.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

/s/ Márcio Artur Laurelli Cypriano

Márcio Artur Laurelli Cypriano
Chief Executive Officer

Date: June 30, 2006.

Banco Bradesco S.A.
Consolidated Financial Statements as of
December 31, 2004 and 2005 and for each of the
three years in the period ended December 31,
2005 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Banco Bradesco S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries (the "Company") at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil
June 28, 2006.

Banco Bradesco S.A.

Consolidated Balance Sheets
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,

Assets:	2004	2005

Cash and due from banks	2,690	3,447
Interest-earning deposits in other banks	7,976	13,119
Federal funds sold and securities purchased under agreements to resell	19,435	10,985
Brazilian Central Bank compulsory deposits	20,209	21,686
Trading securities, at fair value	33,094	40,948
Available for sale securities, at fair value	10,103	14,710
Held to maturity securities	4,200	4,121
Loans	63,176	82,689
Allowance for loan losses	(4,063)	(4,964)

Net loans	59,113	77,725
Equity investees and other investments	708	397
Premises and equipment, net	2,946	2,721
Goodwill	262	332
Intangible assets, net	1,568	1,294
Other assets	14,775	15,109

Total assets	177,079	206,594

Liabilities and Shareholders´ equity:
Deposits from customers:
Demand, non-interest bearing	15,384	16,223
Savings	24,783	26,201
Time	28,460	32,837
Deposits from financial institutions	20	146

Total deposits	68,647	75.407

Federal funds purchased and securities sold under agreements to repurchase	16,532	22,886
Short-term borrowings	8,272	7,066
Long-term debt	19,653	23,316
Other liabilities	48,343	57,612

Total liabilities	161,447	186,287

Commitments and contingencies (see Note 23)

Minority interest in consolidated subsidiaries	73	88

Shareholders' equity:
Common shares - no par value (issued and authorized at December 31,
2004 – 476,702,658 and December 31, 2005 – 489,914,304) (1) (2)	3,525	6,497
Preferred shares - no par value (issued and authorized at December 31,
2004 – 472,163,592 and December 31, 2005 – 489,938,838) (1) (2)	3,475	6,503
Treasury shares at December 31, 2004 – common shares – 464,300 (2)	-	(30)
Additional paid-in capital	58	83
Appropriated retained earnings	1,494	1,809
Unrealized gains on available for sale securities, net of taxes	693	412
Unappropriated retained earnings	6,314	4,945

Total shareholders' equity	15,559	20,219

Total liabilities and shareholders' equity	177,079	206,594

(1)
On December 9, 2004, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to two new shares for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby two new shares were received in exchange for each share held.

(2)
On November 11, 2005, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31,

	2003	2004	2005

Interest income:
Interest on loans	12,176	12,812	17,236
Interest on federal funds sold and securities purchased‘under
agreements to resell	3,861	2,738	2,018
Interest on securities:
Trading	5,932	5,330	7,251
Available for sale	397	408	1,364
Held to maturity	482	659	495
Interest on deposits in other banks	347	161	722
Interest on Brazilian Central Bank compulsory deposits	1,459	1,542	2,160
Other	62	73	61

Total interest income	24,716	23,723	31,307

Interest expense:
Interest on deposits:
From customers:
Savings deposits	(2,038)	(1,654)	(2,028)
Time deposits	(4,235)	(3,327)	(4,895)
From financial institutions	(111)	(14)	(21)
Interest on federal funds purchased and securities sold under agreements
to repurchase	(2,855)	(2,390)	(3,862)
Interest on short-term borrowings	387	83	187
Interest on long-term debt	(865)	(1,617)	(1,822)

Total interest expense	(9,717)	(8,919)	(12,441)

Net interest income	14,999	14,804	18,866

Provision for loan losses	(2,034)	(1,429)	(1,823)

Net interest income after provision for loan losses	12,965	13,375	17,043

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated (continued)

	Year ended December 31,

	2003	2004	2005

Non-interest income:
Fee and commission income	3,463	4,310	5,137
Net trading gains	45	1,236	2,428
Net realized gains on available for sale securities	738	433	747
Net gains on foreign currency transactions	198	269	294
Equity in earnings of unconsolidated companies	60	66	186
Insurance premiums	6,149	6,764	7,805
Pension plan income	64	374	377
Other non-interest income	392	830	582

Total non-interest income	11,109	14,282	17,556

Non-interest expense:
Salaries and benefits	(4,677)	(4,864)	(5,198)
Administrative expenses	(3,909)	(4,057)	(4,447)
Amortization of intangible assets	(266)	(278)	(302)
Insurance claims	(4,333)	(4,822)	(5,501)
Changes in provisions for insurance, pension plans,
certificated savings plans and pension investment contracts	(3,777)	(4,326)	(3,939)
Pension plan operating expenses	(637)	(751)	(505)
Insurance and pension plan selling expenses	(762)	(907)	(1,041)
Depreciation and amortization	(744)	(789)	(712)
Other non-interest expense	(2,313)	(2,923)	(4,202)

Total non-interest expense	(21,418)	(23,717)	(25,847)

Income before income taxes and minority interest	2,656	3,940	8,752

Taxes on income:
Current expense	(1,124)	(1,081)	(1,222)
Deferred benefit (expense)	778	480	(1,209)

Total taxes on income	(346)	(601)	(2,431)

Income before minority interest	2,310	3,339	6,321

Minority interest	(8)	(12)	(11)

Net income	2,302	3,327	6,310

Net income applicable to each class of shares(2)(3)(4) :
Common shares	1,104	1,595	3,010
Preferred shares	1,198	1,732	3,300

Net income	2,302	3,327	6,310
Earnings per shares (in reais)(1) (2) (3)(4) :
Common shares	2.39	3.33	6.16
Preferred shares	2.63	3.67	6.78
Weighted average number of shares outstanding(2) (3)(4):
Common shares	461,760,222	478,532,230	488,590,304
Preferred shares	455,160,972	472,163,596	486,946,621
____________________
(1)	None of our outstanding obligations are exchangeable or convertible into equity securities and as a result, diluted earnings per share do not differ from net income per share (see Note 2 (u)).
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

(4)
On November 11, 2005, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statements of Cash Flows
Expressed in millions of Brazilian reais

	Year ended December 31,

	2003	2004	2005

Operating activities:
Net income	2,302	3,327	6,310
Adjustment to reconcile net income to net cash provided by
(used in) operating activities:
Provision for loan losses	2,034	1,429	1,823
Provision for other investments	21	13	17
Provision for insurance, pension plans, certificated savings plans and
pension investment contracts	3,777	4,326	3,939
Depreciation and amortization	744	789	712
Amortization of intangible assets	266	278	302
Equity in earnings of unconsolidated companies	(60)	(66)	(186)
Loss on foreclosed assets, net	128	57	35
Net realized gains on available for sale securities	(738)	(433)	(747)
(Gains) losses on sale of premises and equipment, net	(32)	33	(35)
(Gains) losses on sale of unconsolidated companies	(261)	(1)	12
Deferred tax benefit (expense)	(778)	(480)	1,209
Dividends received from unconsolidated companies	85	20	110
Minority interest	8	12	11
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	24	(1,312)	(2,114)
Net increase in interest payable	1,114	510	319
(Increase) decrease in trading assets	(16,712)	3,749	(5,624)
Increase in other assets	(1,913)	(3,183)	(6,891)
Net increase (decrease) in foreign exchange portfolio	(1,390)	5	350
Increase in other liabilities	3,386	4,423	4,655

Net cash provided by (used in) operating activities	(7,995)	13,496	4,207

Investing activities:
Net (increase) decrease in Brazilian Central Bank compulsory deposits	287	(2,023)	(787)
Purchases of available for sale securities	(3,968)	(7,567)	(4,435)
Proceeds from sale of available for sale securities	4,647	3,290	5,034
Purchases of held to maturity securities	(117)	(72)	(31)
Proceeds from maturities of held to maturity securities	141	313	171
Net increase in loans	(229)	(9,287)	(20,169)
Acquisition of subsidiaries, net of cash and cash equivalents paid	(1,220)	(195)	(80)
Purchases of unconsolidated companies	-	(9)	(35)
Purchases of premises and equipment	(786)	(501)	(583)
Proceeds from sale of premises and equipment	359	17	305
Proceeds from sale of foreclosed assets	49	198	167
Proceeds from sale of unconsolidated companies	493	21	20

Net cash used in investing activities	(344)	(15,815)	(20,423)

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statements of Cash Flows
Expressed in millions of Brazilian reais (continued)

	Year ended December 31,

	2003	2004	2005

Financing activities:
Net increase (decrease) in deposits	(3,556)	9,395	6,397
Net increase (decrease) in federal funds purchased and securities sold
under agreements to repurchase	18,781	(11,328)	6,354
Net increase (decrease) in short-term borrowings	(2,742)	478	(1,302)
Borrowings under long-term debt	13,282	7,313	11,133
Repayment of long-term debt	(7,273)	(7,796)	(7,602)
Minority interest	(56)	(27)	(24)
Capital increase	508	2	737
Purchase of own shares	(7)	(49)	(225)
Dividends and interest paid on shareholders' capital	(1,120)	(1,273)	(1,559)

Net cash provided by (used in) financing activities	17,817	(3,285)	13,909

Cash and cash equivalents
At beginning of the year	17,406	26,884	21,280
At end of the year	26,884	21,280	18,973

Net increase (decrease) in cash and cash equivalents	9,478	(5,604)	(2,307)

Supplemental cash flow disclosure:
Cash paid for interest	8,603	8,409	12,123
Cash paid for taxes on income and social contribution	862	1,575	1,445
Loans transferred to foreclosed assets	237	117	78
Dividends and interest on shareholders' capital declared but not paid	874	926	1,248

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in shares

	Common(1)(2)(3)	Preferred(1)(2)(3)	Common treasury stock(1)(2)(3)	Preferred treasury stock(1)(2)(3)

Balance on December 31, 2002	437,484,360	425,122,566	(5,878,740)	-

Shares subscribed and issued	20,191,644	19,888,350	-	-
Shares issued to minority shareholders of Banco
Mercantil	6,277,458	6,183,168	-	-
Shares issued to minority shareholders of Banco
Alvorada S.A. (formerly BBV Banco)	21,289,314	20,969,532	-	-
Purchase of own shares	-	-	(344,880)	-
Treasury shares cancelled	(5,878,740)	-	5,878,740	-

Balance on December 31, 2003	479,364,036	472,163,616	(344,880)	-

Purchase of own shares	-	-	(2,316,498)	(24)
Treasury shares cancelled	(2,661,378)	(24)	2,661,378	24

Balance on December 31, 2004	476,702,658	472,163,592	-	-

Shares subscribed and issued	17,583,714	17,416,286	-	-
Shares issued to minority shareholders of Bradesco
Seguros	365,008	361,534	-	-
Purchase of own shares	-	-	(5,201,376)	(2,574)
Treasury shares cancelled	(4,737,076)	(2,574)	4,737,076	2,574

Balance on December 31, 2005	489,914,304	489,938,838	(464,300)	-

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

(3)
On November 11, 2005, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in millions of Brazilian reais, except for share information

	Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Appropriated retained earnings	Available- for-sale securities(1)	Unappropriated retained earnings	Total

Balance on December 31, 2002	2,638	2,562	(86)	8	1,232	235	4,263	10,852

Net income	-	-	-	-	-	-	2,302	2,302
Available for sale securities(2)	-	-	-	-	-	446	-	446

Comprehensive income	-	-	-	-	-	-	-	2,748
Interest on shareholders' capital and
dividends	-	-	-	-	-	-	(1,346)	(1,346)
Purchase of own shares	-	-	(7)	-	-	-	-	(7)
Capital increase	649	640	-	56	-	-	-	1,345
Treasury shares cancelled	-	-	86	-	-	-	(86)	-
Transfers	238	273	-	(8)	115	-	(618)	-

Balance on December 31, 2003	3,525	3,475	(7)	56	1,347	681	4,515	13,592

Net income	-	-	-	-	-	-	3,327	3,327
Available for sale securities(2)(3)	-	-	-	-	-	12	-	12

Comprehensive income	-	-	-	-	-	-	-	3,339
Interest on shareholders' capital and
dividends	-	-	-	-	-	-	(1,325)	(1,325)
Purchase of own shares	-	-	(49)	-	-	-	-	(49)
Treasury shares cancelled	-	-	56	-	-	-	(56)	-
Transfers	-	-	-	-	147	-	(147)	-
Others	-	-	-	2	-	-	-	2

Balance on December 31, 2004	3,525	3,475	-	58	1,494	693	6,314	15,559

Net income	-	-	-	-	-	-	6,310	6,310
Available for sale securities(2)	-	-	-	-	-	(281)	-	(281)

Comprehensive income	-	-	-	-	-	-	-	6,029
Interest on shareholders' capital and
dividends	-	-	-	-	-	-	(1,881)	(1,881)
Treasury shares cancelled	-	-	195	-	-	-	(195)	-
Purchase of own shares	-	-	(225)	-	-	-	-	(225)
Capital increase	358	354	-	-	-	-	-	712
Transfers (7)	2,614	2,674	-	-	315	-	(5,603)	-
Others	-	-	-	25	-	-	-	25

Balance on December 31, 2005	6,497	6,503	(30)	83	1,809	412	4,945	20,219

	Year ended December 31,

	2003	2004	2005

Per share information(4)(5)(6):
Distributed earnings (interest on shareholders' capital and dividends):
Common	1.40	1.32	1.85
Preferred	1.54	1.47	2.00

(1)
Consists of unrealized gains of investment securities classified as available for sale, net of deferred income tax and social contribution effects amounting to R$348, R$572 and R$529 at December 31, 2003, 2004 and 2005, respectively.

(2)	Adjusted by other than temporary losses written off, as described in Note 5.

(3)
Includes R$242, net of income tax and social contribution effect, of unrealized gain on marketable securities, previously recorded as available for sale securities, which were contributed as capital in Aquarius. See Note 9.

(4)
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

(5)
On December 9, 2004, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to two new shares for each existing share of the same class. Therefore, all related share amount have been retroactively adjusted for all periods presented to reflect the stock split, whereby two new shares were received in exchange for each share held.

(6)
On November 11, 2005, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held.

(7)	A capital increase of R$5,288 (R$2,614 of common shares and R$2,674 of preferred shares), through incorporation of statutory reserves, was approved on a shareholders' meeting during 2005.

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

We have over the years acquired a number of Brazilian financial institutions in order to expand our business and customer base. The effects of acquisitions made in 2003, 2004 and through 2005, either individually or on a combined basis, were not significant to us.

We have prepared these financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles we apply in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”) including the rules and regulations of the National Monetary Council (“CMN”) , Banco Central do Brasil ("Central Bank") and the Insurance Superintendency (“SUSEP”).

Shareholders' equity and net income included in these financial statements differ from those included in the statutory accounting records prepared in accordance with Brazilian GAAP as a result of adjustments made to reflect the requirements of U.S. GAAP. Appropriated reserves under Corporate Law available for distribution, net of treasury shares, were R$6,678 and R$4,830 at December 31, 2004 and 2005, respectively.

The consolidated financial statements include the accounts of Banco Bradesco S.A. (parent company), its foreign branches and all direct or indirect majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. In addition, the consolidated financial statements include account balances of Special Purpose Financing ("SPF") entities in which we have a controlling financial interest through arrangements that do not involve voting interests. See Notes 2 (bb) and 14 (d).

The following table presents our voting interest in the most significant operational subsidiaries together with the main business activity of each. During the presented periods, several mergers and splits occurred in our subsidiaries, however, no gains or losses were recognized in the consolidated statement of income statement of the respective periods.

	Voting interest - %

	December 31,

Subsidiaries	2004	2005

Banco Alvorada S.A. (Banking) (1)	99.83	99.88
Bradesco Consórcios Ltda.	99.99	99.99
BRAM – Bradesco Asset Management S.A. DTVM	100.00	100.00
Banco BEM S.A. (Banking)	100.00	100.00
Banco Boavista Interatlântico S.A. (Banking)	100.00	100.00
Banco Bradesco Argentina S.A. (Banking)	99.99	99.99
Banco Finasa S.A. (Banking)	100.00	100.00
Banco Mercantil de São Paulo S.A. (Banking)	100.00	100.00
Bradesco Capitalização S.A. (Certificated Savings plans) (2)	99.44	100.00
Bradesco Leasing S.A. Arrendamento Mercantil (Leasing)	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (Brokerage)	99.99	99.99
Bradesco Saúde S.A(2)	99.44	100.00
Bradesco Seguros S.A. (Insurance) (2)	99.44	100.00
Bradesco Vida e Previdência S.A. (Life Insurance and Pension Plans) (2)	99.44	100.00
União de Participações Ltda.	99.99	99.99
____________________
(1)	Capital increase due to treasury shares cancellation in Banco Alvorada S.A., in April 2005.
(2)	Capital increase due to the incorporation of shares attributed to minority shareholders of Bradesco Seguros S.A. in March 2005.

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

On November 6, 2003, we signed an agreement with the controlling shareholders of Banco Zogbi S.A.(“Zogbi”) to acquire all of its capital and all of the capital of its affiliates, which was approved by the Central Bank on February 4, 2004. Zogbi was acquired for R$681 in cash, on February 16, 2004. In October 2004, all of Zogbi's assets and liabilities were transferred to Banco Finasa at book value.

On February 10, 2004, we acquired 89.957% of BEM’s capital and of its affiliates through an initial cash payment of R$8 and R$70 in government securities. The fair value of the government securities as of the date that the terms of the acquisition were agreed was R$42. Subsequently, on March and July, 2004, we acquired a remaining minority interest through the additional payment of R$9.

In our shareholders’ general meeting held on March 10, 2005, we acquired the shares held by the minority shareholders of Bradesco Seguros S.A. (“Bradesco Seguros”) through the issuance of shares in the amount of R$12, which was approved by the Central Bank on July 18, 2005.

On April 15, 2005, through Banco Finasa, we acquired from Banco Morada S.A. and Morada Investimentos S.A. (“Grupo Morada”), to acquire the total capital stock of Morada Serviços Ltda. (“Morada Serviços”) for the total amount of R$80 paid in cash.

On July 26, 2005, we acquired 50% of the total capital of União de Lojas Leader S.A. (“Leader Magazine”), for the total amount of R$47 in cash.

We present below the condensed balance sheets for the recent acquisitions:

	2003

	BBV	Mercantil	BEA	Total

Cash and cash equivalents	644	-	-	644
Loans	3,962	-	-	3,962
Securities	2,304	-	-	2,304
Intangible assets – client portfolio	103	118	7	228
Other assets	3,404	-	-	3,404
Deposits	(3,996)	-	-	(3,996)
Borrowings	(1,414)	-	-	(1,414)
Other liabilities	(2,513)	-	-	(2,513)
Minority interest	-	87	16	103

Total consideration and fair value of net
assets acquired	2,494	205	23	2,722

	2004

	Zogbi	BEM	Total

Cash and cash equivalents	55	444	499
Loans	403	90	493
Securities	96	102	198
Goodwill	262	-	262
Intangible assets – client portfolio	106	-	106
Other assets	132	282	414
Deposits	(254)	(280)	(534)
Borrowings	(45)	(4)	(49)
Other liabilities	(74)	(575)	(649)

Total consideration and fair value of net
assets acquired	681	59	740

	2005

			Bradesco
	Morada	Leader	Seguros	Total

Cash and cash equivalents	-	47	-	47
Goodwill	50	20	-	70
Intangible assets – client portfolio	28	-	-	28
Other assets	2	7	-	9
Other liabilities	-	(27)	-	(27)
Minority shareholders	-	-	12	12

Total consideration and fair value of net
assets acquired	80	47	12	139

The total consideration given for acquisitions in 2003, 2004 and 2005 was R$2,722, R$740 and R$139 respectively, and is comprised as follows:

	2003	2004	2005

Payment in currency	1,887	698	127
Government securities, at fair value	-	42	-
Issuance of shares	835	-	12

Total cost of acquisitions	2,722	740	139

These acquisitions were accounted for under the purchase method of accounting and the companies acquired were thus consolidated as from the date of acquisition.

In conjunction with these acquisitions, intangible assets of R$106 in 2004 and R$28 in 2005 were recorded and are related principally to the client deposit and relationship portfolios, being amortized over the period in which the assets are expected to contribute directly or indirectly to the future cash flows (between 5 and 10 years). In addition, we recorded a goodwill balance of R$262 in 2004, related to the credit operation of Zogbi and R$70 in 2005, related to Morada and Leader transactions. For further details please see Notes 2 (o) and 11.

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

b) Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash and due from banks, interest-earning deposits in other banks and federal funds sold and securities purchased under agreements to resell, that have original maturities of 3 months or less and present insignificant risk of changes in value because of interest rate changes.

	December 31,

	2004	2005

Cash and due from banks	2,671	3,389
Interest-earning deposits in other banks	4,691	5,491
Federal funds sold and securities purchased under agreements to resell	13,918	10,093

Total	21,280	18,973

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

The total interest and monetary and exchange variation accrued on the outstanding principal of assets was R$6,587 and R$7,298 at December 31, 2004 and 2005, respectively. Total interest and monetary and exchange variation accrued on outstanding principal of liabilities was R$3,684 and R$4,003 at December 31, 2004 and 2005, respectively.

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

Since November of 2003, we have followed the policies issued by Emerging Issues Task Force (“EITF”) Issue 03-1, “The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments,” as it relates to disclosures for SFAS 115 securities. In addition to the disclosures already required by SFAS 115, EITF Issue 03-1 requires complementary quantitative and qualitative disclosures of marketable equity and debt securities for fiscal years ending after December 15, 2003. In September 2004, the FASB issued FASB Staff

Position (“FSP”) EITF 03-1-1 postponing the recognition and measurement provisions of EITF Issue 03-1. In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, revising the guidance in EITF 03-1

j) Loans and leases

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

In December 2003, the AICPA issued Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 addresses accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carrying over of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. The impact of adoption of SOP 03-3 did not have a material impact on our financial position or results of operations.

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

o) Goodwill and other intangible assets

SFAS 141, “Business Combinations,” requires accounting for business combinations determining whether an acquired intangible asset should be recognized separately from goodwill, as well as additional disclosures relating to the primary reason for a business combination and the allocation of the purchase price by major balance sheet captions.

SFAS 142, “Goodwill and Other Intangible Assets” requires that goodwill, including that acquired before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of fair value. The fair value of each reporting unit was estimated using the market value.

Finite-lived intangible assets are generally amortized on a straight-line basis over the estimated period benefited. The client portfolios intangible asset is recorded and amortized over a period in which the asset is expected to contribute directly or indirectly to the future cash flows (between 5 and 10 years). We review our intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case its impairment charge is recognized on income immediately.

Also, we have adopted the provisions of SFAS 147, “Acquisitions of Certain Financial Institutions”, which requires that business combinations involving depositary financial institutions within its scope, except for combinations between mutual institutions, be accounted for under SFAS 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS 147, such excess is accounted for as goodwill.

p) Litigation

According to SFAS 5 “Accounting for Contingencies” and Interpretation Nº 14 (“FIN 14”) “Reasonable Estimation of the Amount of a Loss,” we recognize accruals in determining loss contingencies when the conditions known before the issuance of the financial statements show that: (i) it is probable that losses had been incurred at the date of the financial statements; and (ii) the amount of such losses can be reasonably estimated. We accrue our best estimate of probable losses.

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

t) Employee benefits

We are required to make employer contributions to INSS, a Brazilian Government Agency that manages pension, retirement and other plans. Such contributions, which are expensed as incurred, totaled R$573 in 2003, R$624 in 2004 and R$647 in 2005.

In addition, we make contributions to defined-benefit plans for our employees coming from acquired institutions. We account for these plans in accordance with SFAS 87 "Employers Accounting for Pensions".

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

u) Earnings per share

As a result of the 1-for-10,000 reverse stock split, as from March 22, 2004 our shares are traded individually.

Earnings per share are presented based on the two classes of shares issued. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred shareholders are entitled to dividends per share 10% higher than common shareholders (see Note 17). Earnings per share are computed based on the distributed dividends or interest on shareholders’ capital and undistributed earnings of Bradesco after giving effect to the 10% preference, as though all earnings will be distributed. Weighted average shares are computed based on the periods for which the shares are outstanding.

The related share information has been retroactively adjusted for all periods presented to reflect the reverse stock split approved by our shareholders on March 10, 2004. In addition, on December 9, 2004 there was a stock split in the proportion of two new shares for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented. On November 11, 2005, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held.

On March 31, 2004, the EITF reached final consensus on EITF Issue 03-6,"Participating Securities and the Two-Class Method under SFAS 128, Earnings per Share." Typically, a participating security is entitled to share in a company's earnings, often via a formula tied to dividends on the company's common stock. The issue clarifies what is meant by the term “participating security”, as used in SFAS 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the two-class method must be used to compute the instrument's effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company.

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

Certain products offered by us, such as pension investment contracts and funds where the investment risk is for the account of policyholders, are considered investment contracts in accordance with the requirements of SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long Duration Contracts and For Realized Gains and Losses from Sale of Investments,” (“SFAS 97”). During the accumulation phase of the pension investment contracts, when the investment risk is for the account of policyholders, the contracts are treated as an investment contract. During the annuity phase the contract is treated as an insurance contract with mortality risk. Funds related to pension investment contracts where the investment risk is for the account of policyholders are equal to the account value. Account values are not actuarially determined. Rather, account values are increased by the deposits received and interest credited (based on contract provisions) and are reduced by redemptions at the policyholders option.

Also, as from 2004, we measured the need of recording an additional liability for the contract feature when the present value of expected annuitization payment at the expected annuitization date exceeds the expected account balance at the annuitization date, in accordance with SOP 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”). The securities related to these pension investment contracts are classified as “trading securities” and “available for sale securities” in the Consolidated Financial Statements.”

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

During the regular course of our insurance activities, we reinsure a portion of the underwritten risk with IRB Brasil Resseguros S.A., a government controlled entity which has a monopoly in Brazil. The reinsurance agreement permit a recovery of a portion of losses from the reinsurer, although it does not discharge our primary liability as direct insurer of the risks reinsured. Reinsurance receivables as of December 31, 2004 and 2005 amounted to R$62 and R$53, respectively, and are included in "other assets".

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

bb) Special Purpose Financing entities

The Company utilizes certain financial arrangements to meet its funding and liquidity management through SPFs entities. These SPFs are generally funded with long term debt (see Note 14 (d)) and are paid down through the future cash flow of the underlying assets. The underlying assets are essentially current and future flows of (i) payment orders from individuals and corporations outside Brazil to individuals and corporations in Brazil on which we act as the paying bank and (ii) credit card bill receivables from purchases in Brazil from foreign cardholders.

The FASB issued Interpretation Nº 46 ("FIN 46") "Consolidation of Variable Interest Entities", revised in December 2003 ("FIN 46R"). FIN 46R creates a distinction between SPFs and non SPFs (including any entity whose activities are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements) for purposes of the implementation date and is required to be fully implemented no later than the end of the first reporting period that ends after March 15, 2004.

We consolidated these SPFs based on relevant accounting literature prior to FIN 46R (EITF 90-15 - Impact of Non-substantive Lessors, Residual Value Guarantees and Other Provisions in Leasing Transactions and Topic Nº D-14 - Transactions involving Special-Purpose Entities, both nullified by FIN 46R as from 2004) considering situations where we (i) control more than 50% of ownership through voting interest (SFAS 94 "Consolidation of All Majority - Owned Subsidiaries") or (ii) are the primary beneficiary of the entity (subject to the majority of the risk of loss or entitled to receive a majority of the residual returns).

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

dd) Perpetual bonds

In July 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its statement of financial position. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer. This standard is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. We classify our perpetual bond as a liability, since in the case of non-payment of interest, based solely on a management decision not to pay, it would result in the bond holder right to request liquidation of the bank.

ee) Recent accounting developments

In June 2005, the EITF of the FASB reached a consensus on Issue No. 04-5, “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights.” This Issue first presumes that general partners in a limited partnership control that partnership and should therefore consolidate that partnership, and then provides that the general partners may overcome the presumption of control if the limited partners have: (1) the substantive ability to dissolve or liquidate the limited partnership, or otherwise to remove the general partners without cause or (2) the ability to participate effectively in significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business. This guidance became effective for new or amended arrangements after June 29, 2005, and became effective January 1, 2006 for all arrangements existing as of June 29, 2005 that remain unmodified. The adoption of this guidance is not expected to have a material effect on our consolidated financial position or results of operations.

ff) Future accounting pronouncements

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion 20 and FASB Statement 3." SFAS 154 establishes retrospective application as the required method for reporting a change in accounting principle, unless it is impracticable, in which case the changes should be applied to the latest practicable date presented. SFAS 154 also requires that a correction of an error be reported as a prior period adjustment by restating prior period financial statements. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In November 2005, the FASB approved the issuance of FASB Staff Position FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The FSP addresses when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. The FSP is effective for reporting periods beginning after December 15, 2005 with earlier application permitted. The effective date will be the first quarter of 2006. The adoption of this accounting principle is not expected to have a significant impact on our financial position or results of operations.

On February 16, 2006, the Financial Accounting Standards Board (FASB) issued SFAS 155, “Accounting for Certain Hybrid Instruments” (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement is effective as of January 1, 2007, with earlier adoption permitted. The adoption of this accounting principle is not expected to have a significant impact on our financial position or results of operations.

In September 2005, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts.” SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97. The SOP defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. This SOP is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. We believe that the adoption of SOP 05-1 will not have a material effect on our consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets”, an amendment of APB Opinion No. 29, which eliminates the exception from fair value measurements for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. We do not believe that the adoption of SFAS 153 will have a material impact on our consolidated financial position or results of operations.

3 Brazilian Central Bank compulsory deposits

a) In common with other Brazilian financial institutions, we are required to maintain deposit funds with the Central Bank or to purchase and hold Brazilian federal government securities, in the form of compulsory deposits which are as follows:

	December 31,

	2004	2005

Non-interest earning (1)	5,045	5,269
Interest-earning (2)	10,651	11,177
Interest-earning (3)	4,513	5,240

Total	20,209	21,686

(1)	Related to demand deposits.
(2)	Mainly related to saving deposits.
(3)	Time deposits deposited with the Central Bank in the form of Brazilian government securities.

b) The Brazilian government securities related to the compulsory deposits and accounted for under SFAS 115, were as follows:

			Available for sale		Held to Maturity
	Trading securities		securities		securities (2)

	2004	2005	2004	2005	2004	2005

Amortized cost	1,867	3,400	2,621	1,820	43	-
Gross unrealized gains	-	7	2	14	-	-
Gross unrealized losses	(5)	-	(15)(1)	(1) (1)	-	-

Fair value	1,862	3,407	2,608	1,833	43	-

Average balance	3,109	4,353

(1)	No other than temporary losses have been identified for the gross unrealized loss amount.
(2)	As of December 31, 2005, there were no held to maturity securities designated as compulsory deposits and therefore, they are recorded as held to maturity securities (see Note 6).

The amortized cost and the fair value of the securities, by maturity, were as follows:

	December 31,

	2004		2005

	Amortized	Fair	Amortized	Fair
	cost	Value	cost	Value

Due in one year or less	4,270	4,250	383	383
Due after one year through five years	16	16	3,756	3,778
Due after five years through ten years	-	-	1,081	1,079
Due after ten years	245	247	-	-

Total	4,531	4,513	5,220	5,240

4 Trading securities

	Fair value

	December 31,		Average balance

	2004	2005	2004	2005

Mutual funds	21,941	21,420	20,482	17,801
Brazilian government securities	8,787	17,142	11,847	17,056
Corporate debt securities	1,115	901	202	986
Brazilian sovereign bonds	554	521	607	497
Bank debt securities	44	324	200	179
Foreign government securities	162	122	176	176

Total	32,603	40,430	33,514	36,695

Derivative financial instruments	491	518	525	1,183

Total trading account assets	33,094	40,948	34,039	37,878

Net unrealized gains included in trading assets at December 31, 2004 and 2005 were R$15 and R$105, respectively.

The net change in the unrealized gains (losses) on trading securities held as of December 31, 2003, 2004 and 2005, included in non-interest income, were R$126, R$(319) and R$90, respectively.

Trading securities presented above include securities pledged as collateral that amounted to R$581 and R$698 at December 31, 2004 and 2005, respectively.

Derivative positions presented above represent the fair values of interest rate, foreign exchange, equity and commodity-related products, including financial forward settlement and option contracts and swap agreements associated with our financial derivative instruments trading activities.

5 Available for sale securities, at fair value

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	Value

December 31, 2004
Brazilian government securities	2,363	39	(14)	2,388
Brazilian sovereign bonds	2,910	311	-	3,221
Corporate debt securities	1,797	86	(3)	1,880
Bank debt securities	236	10	-	246
Marketable equity securities	1,383	985	-	2,368

Total	8,689	1,431	(17)	10,103

December 31, 2005
Brazilian government securities	5,902	277	(33)	6,146
Brazilian sovereign bonds	3,948	365	-	4,313
Corporate debt securities	1,689	65	(10)	1,744
Bank debt securities	296	13	-	309
Marketable equity securities	1,257	980	(39)	2,198

Total	13,092	1,700	(82)	14,710

In 2003, 2004 and 2005, we recorded R$29, R$41 and R$49 as other than temporary losses, respectively.

No other than temporary losses have been identified for the remaining gross unrealized losses as of December 31, 2005 and 2004.

At December 31, 2004 and 2005, there were no securities of a single issuer, or group of related companies, the fair value of which exceeded 10% of shareholders' equity.

Realized gains and losses on securities are primarily calculated based on the average cost method. The components of gains and losses realized on available for sale securities were as follows:

	Year ended December 31,

	2003	2004	2005

Gross gains	871	484	833
Gross losses	(133)	(51)	(86)

Net gains	738	433	747

The amortized cost and fair value of available for sale securities, by maturity, were as follows:

	December 31,

	2004		2005

	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	811	813	352	352
Due after one year through five years	1,831	1,886	4,205	4,227
Due after five years through ten years	2,864	3,134	3,209	3,422
Due after ten years	1,800	1,902	4,069	4,511
No stated maturity (marketable equity securities)	1,383	2,368	1,257	2,198

Total	8,689	10,103	13,092	14,710

Available for sale securities presented above include securities pledged as collateral that amounted to R$751 and R$298 at December 31, 2004 and December 31, 2005, respectively.

6 Held to maturity securities

The amortized cost and fair value of held to maturity securities were as follows:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	Value

December 31, 2004
Brazilian government securities	3,152	615	(2)	3,765
Brazilian sovereign bonds	976	248	-	1,224
Financial institutions bonds	53	-	-	53
Foreign government securities	19	-	-	19

Total	4,200	863	(2)	5,061

December 31, 2005
Brazilian government securities	3,137	514	-	3,651
Brazilian sovereign bonds	909	223	-	1,132
Financial institutions bonds	44	1	-	45
Foreign government securities	31	-	-	31

Total	4,121	738	-	4,859

The amortized cost and market value of held to maturity securities, by maturity, were as follows:

	December 31,

	2004		2005

	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	114	113	1,074	1,076
Due after one year through five years	978	1,032	-	-
Due after five years through ten years	1,029	1,277	913	1,124
Due after ten years	2,079	2,639	2,134	2,659

Total	4,200	5,061	4,121	4,859

The held to maturity securities presented above include securities used as collateral which totaled R$33 at December 31, 2004, with a market value of R$31 and average maturity due in one year or less. At December 31, 2005, no securities pledged as collateral were recorded in our portfolio of held to maturity securities.

In addition, held to maturity securities recorded as “Federal funds sold and securities purchased under agreements to resell” in a amount of R$326 and R$217 at December 31, 2004 and 2005, with a market value of R$378 and R$272, respectively, comprise mainly Brazilian sovereign bonds (maturities from 5 to 10 years) and Brazilian government securities (maturity due in one year or less).

The following table sets out our securities by denomination:

	December 31,

	2004		2005

	Amortized		Amortized
	cost	Percentage	cost	Percentage

Brazilian currency (reais)	3,112	74%	3,137	76%
Indexed to and denominated in foreign currency	1,088	26	984	24

	4,200	100%	4,121	100%

7 Loans

	December 31,

	2004	2005

Commercial:
Industrial and others	23,343	28,690
Import financing	1,242	1,100
Export financing	8,181	10,067
Leasing	1,626	2,491
Construction	449	523
Individuals:
Overdraft	1,301	1,572
Real estate	921	832
Financing (1)	14,981	24,565
Credit card	1,289	1,830
Rural credit	6,034	6,369
Foreign currency loans	1,588	1,900
Public sector	15	49
Non-performing loans	2,206	2,701

Total loans	63,176	82,689

(1)	Consisting primarily of automobile financing and direct consumer financing.

8 Allowance for loan losses

	Year ended December 31,

	2003	2004	2005

At beginning of year	3,455	3,846	4,063
Provision for loan losses	2,034	1,429	1,823
Loan charge-offs	(2,058)	(1,824)	(1,603)
Loan recoveries	415	612	681

Net charge-offs	(1,643)	(1,212)	(922)

At end of year	3,846	4,063	4,964

At December 31, 2004 and 2005, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totaled R$1,197, and R$665, respectively, of which R$786, and R$342, related to loans with a corresponding valuation allowance of R$435, and R$286, respectively. For the year ended December 31, 2005, the average recorded investment in impaired loans was approximately R$2,021. For 2003, 2004 and 2005, interest income recognized on impaired loans was deemed immaterial. At December 31, 2003, 2004 and 2005, we had non-accrual loans of R$2,144, R$2,206 and R$2,701, respectively.

9 Equity investees and other investments

	Ownership - %		Year ended December 31,

	December 31, 2005		2003	2004		2005

Company	Total	Voting	Equity in earnings (losses)	Investment	Equity in earnings (losses)	Shareholders’ Equity(1)	Net income (losses)(1)	Investment	Equity in earnings (losses)

American BankNote Company
Gráfica e Serviços Ltda.	22.50	22.50	9	30	7	170	54	38	12
Aquarius Holdings S.A.(2)	-	-	-	378	-	-	-	-	-
Áurea Seguros S.A.	27.50	27.50	-	3	-	11	-	3	-
BES Investimentos do Brasil S.A.	20.00	20.00	5	17	1	96	20	19	4
Cia. Bras. De Meios de
Pagamento – VISANET	39.67	39.67	18	75	40	373	411	148	162
CPM Holding Ltd.(3)	49.00	49.00	21	52	(3)	68	(38)	33	(19)
Serasa S.A.	26.36	26.36	29	46	21	204	92	54	24
Cia. Brasileira de Soluções e Serviços –
Visavale	34.33	34.33	-	4	-	26	12	8	3
Others	-	-	(22)	-	-	-	-	-	-

Total investments accounted for using
the equity method of accounting			60	605	66			303	186
Other investments recorded at cost (4)			-	103	-			94	-

Total			60	708	66			397	186

(1)
Amount derived from the financial statements in accordance with Brazilian GAAP adjusted to U.S. GAAP, when applicable. There are no material restrictions upon the ability of such companies to remit funds to Bradesco. Additionally, there are no significant differences between our investment and our proportionate share of the investee’s equity.

(2)
Aquarius is a joint venture (“JV”) between Bradesco and an unrelated party formed in 2004, to which we contributed as capital certain marketable equity securities of R$399, at fair value, previously classified as available-for-sale securities. At December 31, 2004, the corresponding unrealized gain of R$242, net of income tax and social contribution tax effect, was maintained in Shareholders’ Equity, since the contribution to the capital of the JV was not the culmination of an earnings process. In February, 2005, our Joint Venture in Aquarius was wound up and we recorded a gain, net of income tax and social contribution tax effect, of R$216.

(3)	CPM Holding Ltd. was formed to receive Bradesco's interest in CPM - Comunicação Processamento e Mecanismos de Automação Ltda. (see Note 27).
(4)	Adjusted by a provision for loss on other investments in the amount of R$33 at December 31, 2005 (2004 – R$52).

Dividends, including interest on shareholders’ capital, received from the investments above were as follows:

	Year ended December 31,

Company	2003	2004	2005

Companhia Brasileira de Meios de Pagamento - Visanet	36	3	89
Latas de Alumínio S.A. - Latasa	38	-	-
Serasa S.A.	6	14	16
Others	5	3	5

Total	85	20	110

As of December 31, 2005, the above investments were not regularly traded on any stock exchange.

10 Premises and equipment, net

	December 31,

	2004	2005

Data processing equipment	1,613	1,659
Furniture and equipment	1,475	1,504
Leased equipment	1,369	1,606
Buildings	1,143	883
Land	611	471
Development and acquisition costs of software	438	457
Leasehold improvements	379	350
Vehicles	19	18
Others	17	8
Less: accumulated depreciation and amortization	(4,118)	(4,235)

Total	2,946	2,721

Depreciation and amortization expense were R$744, R$789 and R$712 for the years ended December 31, 2003, 2004 and 2005, respectively.

We have entered into leasing agreements, principally related to data processing equipment, which are accounted for as capital leases. Under this accounting method both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy of owned assets.

In 2002 and 2003, certain bank branches were sold through public auctions as part of a disposal program. These comprised cash transactions or installment sales financed by the Bank. There were no sales of bank branches through public auctions in 2004 and 2005.

At the same time, the mentioned branches were leased to us for the purpose of continuing our business operations and classified substantially as “operating leases.” Only the financed sales were maintained as fixed assets, considering the possibility of repossession in the event of default by the purchaser.

Future liabilities for the payment of leases related to financings for the following five years are as follows:

For the year ending December 31,	Lease expense

2006	9
2007	9
2008	9
2009	9
2010	9

Total	45

11 Goodwill and Other Intangible Assets

(a) Goodwill

The variation in the carrying amount of goodwill as a result of our acquisitions (see Note 1 (b)) for the years ended December 31, 2004 and 2005 is as follows:

Banking
Segment

Balance as of December 31, 2003	-
Zogbi acquisition	262

Balance as of December 31, 2004	262
Morada acquisition	50
Leader acquisition	20

Balance as of December 31, 2005	332

The banking segment, in which we allocated the Zogbi, Morada and Leader acquisitions, is tested annually for impairment of goodwill. We did not identify the need of recording impairment losses in 2004 and 2005.

(b) Other Intangible Assets

The net carrying amount of finite-lived intangible assets related to existing client deposit and relationship portfolios and subject to amortization was R$1,568 and R$1,294 at December 31, 2004 and 2005, respectively.

The changes in the net carrying amount of finite-lived intangible assets for the year ended December 31, 2004 and December 31, 2005 are as follows:

		Segments

		Insurance, pension
		plans and certificated
	Banking	savings plans	Total

Balance as of January 1, 2004	1,720	20	1,740
Acquired during the year	106	-	106
Amortized during the year	(274)	(4)	(278)

Balance as of December 31, 2004	1,552	16	1,568
Acquired during the year	28	-	28
Amortized during the year	(298)	(4)	(302)

Balance as of December 31, 2005	1,282	12	1,294

The finite-lived intangible assets subject to amortization acquired during 2004 and 2005 are as follows (see Note 1 (b)):

	Segment

	Banking

	2004	2005

Morada	-	28
Zogbi	106	-

Total	106	28

The following table presents the gross carrying value and accumulated amortization for finite-lived intangible assets subject to amortization:

	December 31, 2004		December 31, 2005

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Value	Amortization	Value	Amortization

Client deposit and relationship portfolios	2,581	1,013	2,609	1,315

The aggregate amortization expense was R$266, R$278 and R$302 for 2003, 2004 and 2005, respectively.

Estimated amortization expense for the next five years is as follows:

Amortization
For the year ended December 31,	Expense

2006	292
2007	261
2008	207
2009	185
2010	168

12 Other assets

	December 31,

	2004	2005

Deferred tax assets, net (see Note 16)	4,838	3,673
Restricted escrow deposits for taxation and labor matters	2,161	2,275
Taxes due for compensation	1,805	1,619
Insurance premiums receivable	1,048	1,148
Securitization of credit card bill receivables (see Note 14 (d))	583	485
Prepaid expenses	541	935
National property system	364	399
Deferred policy acquisition costs	253	258
Foreclosed assets, net	229	166
Postal Service prepayment	141	121
Other	2,812	4,030

Total	14,775	15,109

13 Short-term borrowings

	December 31,

	2004	2005

Import and export financings	5,340	4,405
Commercial paper	2,920	2,661
Other	12	-

Total	8,272	7,066

Import and export financings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency.

At December 31, 2005 interest rates applicable to short-term borrowings were between 4.84% and 4.94% per annum (2004 – 3.03% and 3.38%) for import and export financings, and 3.11% and 7.30% per annum (2004 – 3.60% and 3.64%) for commercial paper. Average borrowing rates in 2004 and 2005 were 3.23% and 4.97% per annum, respectively.

14 Long-term debt

	December 31,

	2004	2005

Local onlendings	8,357	9,429
Subordinated notes	5,973	6,719
Non-convertible debentures	-	2,625
Debt issued under securitization of payment orders and credit card bill
receivables (see Note 14 (d))	2,655	1,776
Euronotes	1,619	1,503
Mortgage notes	674	827
Obligations under capital leases	333	368
Others	42	69

Total	19,653	23,316

(a) Local onlendings

Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities that invest primarily in premises and equipment. Such amounts are due in monthly installments through 2025 and bear fixed interest between 3.00% and 18.00% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (Federal Government long-term interest rate determined on a quarterly basis, or "TJLP") and Taxa Referencial de Juros (reference interest rate, or “TR”) respectively. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Equipment Finance Authority) in the form of credit lines.

(b) Subordinated notes

				December 31,

	Original term
Maturity	years	Currency	Interest %	2004(1)	2005(1)

2008	7	R$	100% CDI(2)+ 0.75%	625	627
2011	10	US$	10.25	395	349
2012	10	R$	100% CDI(2) – 102.5% CDI	2,436	2,909
2012	10	Yen	4.05	361	318
2013	10	US$	8.75	1,339	1,182
2014	10	US$	8.00	817	627
No stated maturity(3)		US$	8.87	-	707

Total				5,973	6,719

(1)	Includes subordinated notes related to the acquisitions of Mercantil and Cidade. See Note 1(b).
(2)	Brazilian benchmark interest rate.
(3)
On June 3, 2005, perpetual subordinated debt was issued in the amount of US$ 300,000 thousand, with an option for exclusive redemption by us for the full amount and upon prior authorization by BACEN provided that: (i) after a period of 5 years counted from the date of issuance and subsequently on each date on which interest is due; or (ii) at any time if there is a change in Brazilian or foreign tax legislation which could bring about an increase in costs for us and when we have been notified in writing, by BACEN, that the securities may no longer be considered for capital adequacy calculation purposes. Interest is paid quarterly as from September 3, 2005. We classify our perpetual bonds as a liability, since in the case of non-payment of interest, based solely on a management decision not to pay, it would result in the bond holder right to request liquidation of the bank.

(c) Non-convertible debentures

				December 31,

	Original term
Maturity/Date	years	Currency	Interest %	2004	2005

2011	6	R$	102% - CDI	-	2,625

Total				-	2,625

(d) Debt issued under securitization of payment orders and credit card bill receivables

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

Proceeds from sale of current and future flows of payment orders and credit cards bills received by the SPFs are required to be maintained in a specified bank account until a certain minimum level is achieved. The amount subject to restricted withdrawal in the amount of R$58 (2004 – R$19) is considered as "Restricted Cash" and presented as “Cash and due from banks” in our consolidated balance sheet as of December 31, 2005.

The following table summarizes the main characteristics of debts issued by the SPFs:

				December 31,

Asset securitized	Maturity/date	Currency	Rate - %	2004	2005

Payment orders(1)	2010	US$	0.68 + libor	533	-
Payment orders	2010	US$	6.75	535	483
Payment orders(2)	2012	US$	4.69	267	235
Credit card bills(3)	2011	US$	4.77 – 5.91	1,320	1,058

Total				2,655	1,776

(1)	Early redemption exercised by us.
(2)	If the SPF fails to make a timely payment of accrued interest and/or principal, the investors have the benefit of a financial guaranty insurance policy provided by an unrelated insurance company.
(3)
44.618488% of the securities issued will be repaid through the future flows of credit card bills provided by the secondary beneficiary designated bank (Banco do Brasil S.A.). Therefore, since the SPF was consolidated in our financial statements, we have recorded R$485 as securitization of credit card bill receivables in “Other assets” as of December 31, 2005 (2004 – R$ 585).

(e) Euronotes

		Range of annual	December 31,

Maturity/date	Currency	Coupons rates - %	2004	2005

2005	US$	2.43 - 12.29	1,056	-
2006	US$	4.12 – 12.29	282	302
2007	US$	4.26 – 6.25	281	473
After 2010	US$	4.66 – 4.81	-	728

Total			1,619	1,503

(f) Mortgage notes

Mortgage notes are generally issued with maturities between one and two years and bear interest rates of TR plus interest between 13.00% and 15.00% p.a.

(g) Long-term debt maturity

	December 31,

	2004	2005

Due within one year	4,468	4,672
From 1 to 2 years	3,477	3,200
From 2 to 3 years	2,283	3,462
From 3 to 4 years	1,363	1,223
From 4 to 5 years	863	874
Over 5 years	7,199	9,178
No stated maturity	-	707

Total	19,653	23,316

15 Other liabilities

(a) Breakdown of other liabilities

	December 31,

	2004	2005

Pension plan investment contracts	19,571	25,457
Insurance claims and pension plans reserves	10,743	10,695
Litigation (see Note 23 (b))	4,298	4,860
Certificated savings plans	2,022	2,139
Unpaid claims and claim adjustment reserves	1,838	2,383
Payment orders to be settled	1,538	1,643
Interest on shareholders’ capital payable	896	1,251
Taxes on income	647	424
Labor related liabilities	628	801
Foreign exchange portfolio, net	396	746
Taxes other than on income	313	342
Derivative liability	200	211
Collection of third-party taxes, social contributions and other	145	172
Gain to be amortized relating to BUS transaction	95	32
Others	5,013	6,456

Total	48,343	57,612

(b) Changes in unpaid claims and claim adjustment reserves

	December 31,

	2003	2004	2005

Balance at the beginning of the year	936	1,251	1,838
( - ) Reinsurance recoverables(1)	(39)	(35)	(62)

Net balance at January 1	897	1,216	1,776

Incurred related to:
current year	4,209	5,009	5,705
prior years	124	244	279

Total incurred	4,333	5,253	5,984

Payments related to:
current year	3,721	4,509	5,004
prior years	298	184	426

Total payments	4,019	4,693	5,430

Business combinations	5	-	-

Net balance at December 31	1,216	1,776	2,330

( + ) Reinsurance recoverables(1)	35	62	53

Balance at the end of the year	1,251	1,838	2,383

(1)	Reinsurance recoverables are recorded as “Other“ in “Other assets”.

16 Income tax and social contribution

We and each of our subsidiaries file separate company tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax (rate of 15% plus an additional of 10%) and social contribution (rate of 9%), which is an additional federal tax, applicable to all periods presented.

The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,

	2003	2004	2005

Income before income tax and social contribution	2,656	3,940	8,752
Adjusted for: equity in earnings of unconsolidated companies	(60)	(66)	(186)

Adjusted tax basis	2,596	3,874	8,566

Tax expense at statutory rates	(883)	(1,317)	(2,912)
Non deductible expenses/(taxable income)	11	(79)	29
Tax benefit on interest attributed to shareholders’ capital paid	458	449	522
Non-taxable/(deductible) exchange gains (losses) on foreign assets	(165)	55	(165)
Reversal of prior year allowance for non-realization of deferred tax assets	216	64	17
Deferred tax assets acquired through purchase of a non operating entity	-	189	-
Others	17	38	78

Income tax expense	(346)	(601)	(2,431)

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	December 31,

	2004	2005

Provisions not currently deductible, mainly allowance for loan losses	4,611	3,876
Tax loss carryforwards	659	547
Other temporary differences	239	156

Total gross deferred tax assets	5,509	4,579

Allowance for non-realization	(113)	(169)

Total deferred tax assets	5,396	4,410

Effect of differences between indices used for price-level restatement purposes for
tax and U.S. GAAP purposes, mainly relating to premises and equipment	60	46
Temporary non-taxable gains, mainly relating to leasing	420	600
Other temporary differences	78	91

Total deferred tax liabilities	558	737

Net deferred tax asset, included in other assets (see Note 12)	4,838	3,673

Net deferred income tax assets include Brazilian tax loss carryforwards, which have no expiration dates, available for offset against future taxable income. Carryforward losses are available for offset within any year up to 30% of annual income before tax, determined in accordance with Brazilian Tax Rules.

17 Shareholders' equity

(a) Capital and shareholders' rights

(i) Capital

On December 17, 2003, the Bank’s Board of Directors proposed a 1-for-10,000 reverse stock split, approved by the shareholders on March 10, 2004. On December 9, 2004, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to two new shares for each existing share of the same class. On November 11, 2005, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held.

At December 31, 2005, Bradesco's outstanding capital consists of 489,450,004 voting common shares and 489,938,838 non-voting preferred shares with no par value. Preferred shares carry no voting rights but have priority over common shareholders in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a minimum dividend per-share 10% greater than that distributed per-share to common shareholders. All shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves. None of our outstanding obligations are exchangeable or convertible into equity securities and as a result, diluted earnings per share do not differ from net income per share.

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

(d) Dividends (including interest on shareholders' capital)

Dividends are calculated on net income as determined by the financial statements prepared in accordance with Brazilian GAAP. Dividends are payable in Brazilian reais and may be converted into United States dollars and remitted to shareholders abroad provided that the non-resident shareholder's ownership is registered with the Brazilian Central Bank.

(e) Comprehensive Income

	Year ended December 31,

	2003	2004	2005

Net income reported in statement of income	2,302	3,327	6,310

Unrealized holding gains arising during the period:
Unrealized gains on available for sale securities	1,414	451	322
Less reclassification adjustment for (gains) losses on available
for sale securities included in net income	(738)	(433)	(747)

Other comprehensive income before tax	676	18	(425)
Income tax related to items of other comprehensive income (loss)	(230)	(6)	144

Other comprehensive income (loss), net of tax	446	12	(281)

Comprehensive income	2,748	3,339	6,029

Accumulated other comprehensive income is as follows:

	Year ended December 31,

	2003	2004	2005

Balance at the beginning of the year	235	681	693
Current period change	446	12	(281)

Balance at the end of the year	681	693	412

18 Fee and commission income

	Year ended December 31,

	2003	2004	2005

Fees charged on checking account services	1,025	1,225	1,563
Asset management fees	609	879	1,070
Collection fees	601	630	718
Credit card fees	349	452	562
Interbank fees	250	261	271
Fees for receipt of taxes	175	189	190
Financial guarantees provided on loans	159	118	125
Consortium management	26	87	149
Other(1)	269	469	489

Total	3,463	4,310	5,137

(1)	None of the items included in “other” is significant on an individual basis.

19 Administrative expenses

	Year ended December 31,

	2003	2004	2005

Third-party services	825	863	1,049
Financial system services	517	585	624
Communication	519	578	644
Transport	359	382	409
Rents	273	290	319
Advertising and publicity	273	286	342
Maintenance and repairs	235	266	291
Data processing	267	238	240
Office supplies	172	151	171
Water, electricity and gas	114	128	141
Other	355	290	217

Total	3,909	4,057	4,447

20 Other non-interest income and expenses

	Year ended December 31,

	2003	2004	2005

Other non-interest income:
Recovery of expenses	122	74	77
Rental income	29	20	22
Other(2)	241	736	483

Total non-interest income	392	830	582

	Year ended December 31,

	2003	2004	2005

Other non-interest expense:
Taxes on services, income and other taxes	989	1,354	1,753
Commission on placement of auto sales financing	128	228	397
Litigation(1)	153	216	344
Monetary variation and exchange loss, net	182	240	562
Branch network losses	135	202	291
Loss (gain) on sale of foreclosed assets, unconsolidated
investments and premises and equipment, net	(39)	52	9
Credit card bonus	10	52	50
Asset management expenses	30	37	44
Postal service expenses	29	25	20
Other(2)	696	517	732

Total non-interest expenses	2,313	2,923	4,202

(1)	Includes only those items not recognized specifically in personnel or tax expenses, registered in specific accounts.
(2)	None of the items included in “other” is significant on an individual basis.

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

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheet for cash, due from banks and short-term investments approximate their fair values. Short-term investments include: interest- earning deposits in other banks; compulsory reserves with the Central Bank and federal funds sold and securities purchased under resale agreements, all of which generally have original maturities of 3 months or less and present insignificant risk of changes in value because of interest rate changes.

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

The following table presents the carrying amounts and estimated fair values for loans, excluding leases:

	December 31,

	2004		2005

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Commercial:
Industrial and others	23,343	23,272	28,690	29,146
Import financing	1,242	1,242	1,100	1,100
Export financing	8,181	8,190	10,067	10,067
Real estate construction	449	449	523	523
Individuals:
Overdraft	1,301	1,301	1,572	1,572
Real estate	921	921	832	832
Financing (1)	14,981	15,327	24,565	24,382
Credit card	1,289	1,289	1,830	1,830
Rural credit	6,034	6,024	6,369	6,371
Foreign currency loans	1,588	1,588	1,900	1,888
Public sector	15	15	49	49
Non-performing loans	2,206	475	2,701	726

Total loans excluding leases	61,550	60,093	80,198	78,486

(1)	Consists primarily of automobile financing and direct consumer financing.

Deposits

The fair value of fixed-rate deposits with stated maturities was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

The following table presents the carrying amounts and estimated fair values for deposits:

	December 31,

	2004		2005

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Deposits from customers:
Demand deposits	15,384	15,384	16,223	16,223
Savings accounts	24,783	24,783	26,201	26,201
Time deposits	28,460	28,461	32,837	32,817
Deposits from financial institutions	20	20	146	146

Total deposits	68,647	68,648	75,407	75,387

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

The following table presents the carrying amounts and estimated fair values for long-term debt:

	December 31,

	2004		2005

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Local onlendings	8,357	8,370	9,429	9,366
Subordinated notes	5,973	6,317	6,719	7,344
Non-convertible debentures	-	-	2,625	2,625
Debt issued under securitization of payment orders
and credit card bill receivables	2,655	2,655	1,776	1,776
Euronotes	1,619	1,605	1,503	1,475
Mortgage notes	674	674	827	827
Obligations under capital lease	333	333	368	368
Other	42	40	69	71

Total	19,653	19,994	23,316	23,852

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

(b) Derivatives

We enter into financial derivative instruments contracts with various counterparties to manage our overall exposures as well as to assist customers in managing their exposures. Such derivatives are summarized as follows:

	Notional amounts

	December 31,

	2004	2005

Interest rates futures contracts:
Purchases	53	1,920
Sales	9,345	19,128
Foreign currency futures contracts:
Purchases	5,189	5,560
Sales	14,195	12,217
Foreign currency option contracts:
Purchases	8	199
Sales	1,450	220
Forward contracts on interest rates:
Purchases	-	107
Foreign currency forward contracts:
Purchases	383	781
Sales	331	501
Swap contracts:
Asset Position:
Interest rate swaps	5,169	10,703
Currency swaps	2,287	5,216
Liability Position:
Interest rate swaps	2,645	2,211
Currency swaps	4,500	13,369

Interest rate, currency and cross-currency interest rate swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies. The total credit exposure associated with interest rate and currency swaps was R$473 and R$303 at December 31, 2004 and 2005, respectively.

Interest rate and currency futures and interest rate forwards are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price movements are made. The credit risk associated with futures contracts is minimized due to daily cash settlements. Futures contracts are also subject to the risk of movements in interest rates or the value of the underlying instruments. The total credit exposure associated with interest rate forwards was R$18 and R$107 at December 31, 2004 and 2005, respectively.

(c) Off-balance sheet credit instruments

As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts

	December 31,

	2004	2005

Commitments to extend credit, including credit cards	20,736	31,705
Financial guarantees	8,100	9,630
Other letters of credit	130	137

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

(d) Financial guarantees

The following is a summary of the carrying values for the financial guarantees and other letters of credit, mentioned before:

	December 31,

	2004		2005

	Maximum		Maximum
	payout/	Carrying	payout/	Carrying
	Notional	value	Notional	value

Financial guarantees	8,100	39	9,630	45
Other letters of credit	130	2	137	1

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

23 Commitments and contingencies

(a) Assets under management

We manage a number of assets and customer portfolios that are available to institutional investors and the general public. These assets are not included in our consolidated balance sheet. Fees are generally charged monthly, representing approximately 0.97% (2004 – 0.96%) per annum of the market value of the assets under management. The total assets under management, at December 31, 2004 and 2005 were R$91,320 and R$112,643, respectively, in investment fund portfolios and R$8,320 and R8,539, respectively, in customer portfolios.

(b) Litigation

In the normal course of business, we are involved in various legal proceedings arising out of our operations.

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

The remaining litigation matters, considered as possible under our judgment based on information available, are related to tax assessments in the amount of R$56 as of December 31, 2005 (R$127 in 2004), which we believe are inconsistent with existing law and, therefore, are not recognized in our consolidated financial statements. Resolution of these issues is not expected to have a significant impact on our fin ancial position or results of operations.

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

The changes in the provision during the periods were as follows:

	Year ended December 31,

Tax litigation	2003	2004	2005

At beginning of year	2,511	2,791	3,003
Business combinations	51	44	-
Monetary correction	238	149	224
Provisions	137	166	434
Reversal	(102)	(96)	(49)
Payments	(44)	(51)	(72)

At end of the year	2,791	3,003	3,540

	Year ended December 31,

Labor litigation	2003	2004	2005

At beginning of year	608	816	835
Business combinations	195	85	-
Provisions	278	319	406
Reversal	(20)	(7)	(51)
Payments	(245)	(378)	(376)

At end of the year	816	835	814

	Year ended December 31,

Civil litigation	2003	2004	2005

At beginning of year	294	333	460
Business combinations	32	59	-
Provisions	61	145	179
Reversal	(12)	(6)	(14)
Payments	(42)	(71)	(119)

At end of the year	333	460	506

Total provision	3,940	4,298	4,860

24 Regulatory matters

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

The following table sets forth our required capital ratios (in percentages) based on the Brazilian GAAP financial statements.

	December 31,

	2003	2004	2005

In accordance with the Basel Accord applicable to Brazil
Tier I Capital	12.73%	11.72%	11.50%
Tier II Capital	4.49	4.36	3.73

Total Capital	17.22	16.08	15.23

Minimum required by Brazilian Central Bank	11.00%	11.00%	11.00%

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

The following segment information was compiled based on reports used by Senior Management to evaluate the segment performance and make decisions as to the allocation of resources for investment and other purposes. Our Senior Management uses a variety of information for such purposes including financial and non-financial information measured on different bases. In accordance with SFAS 131 “Disclosures about Segments of an Enterprise and Related Information,” the information included below has been compiled from that prepared on the basis which is most consistent with that used in measuring the amounts included in the financial statements in accordance with Brazilian GAAP.

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

	Year ended December 31, 2003

		Insurance,	Other
		pension plan	operations,
		and	adjustments,
		certificated	reclassifications	U.S. GAAP
	Banking	savings plans	and eliminations	Consolidated

Interest income	19,773	4,959	(16)	24,716
Interest expense	(10,015)	-	298	(9,717)

Net interest income	9,758	4,959	282	14,999

Provision for loan losses	(2,034)	-	-	(2,034)
Insurance premiums	-	9,169	(3,020)	6,149
Pension plan income	-	2,166	(2,102)	64
Certificated saving plans	-	1,156	(1,156)	-
Equity in earnings (losses) of unconsolidated
companies	65	27	(32)	60
Other income	4,797	714	(675)	4,836
Salaries and benefits	(4,202)	(462)	(13)	(4,677)
Administrative expenses	(3,656)	(487)	234	(3,909)
Insurance claims	-	(5,278)	945	(4,333)
Changes in provisions related to insurance,
pension plan, certificated savings plans and
pension investment contracts	-	(6,931)	3,154	(3,777)
Pension plan operating expenses	-	(2,791)	2,154	(637)
Insurance and pension plan selling expenses	-	(762)	-	(762)
Other expense	(3,103)	(433)	213	(3,323)

Income before income taxes and minority
interest	1,625	1,047	(16)	2,656

Identifiable assets	137,628	32,456	(3,754)	166,330

	Year ended December 31, 2004

		Insurance,	Other
		pension plan	operations,
		and	adjustments,
		certificated	reclassifications	U.S. GAAP
	Banking	savings plans	and eliminations	Consolidated

Interest income	19,532	4,937	(746)	23,723
Interest expense	(9,954)	-	1,035	(8,919)

Net interest income	9,578	4,937	289	14,804

Provision for loan losses	(1,429)	-	-	(1,429)
Insurance premiums	-	9,542	(2,778)	6,764
Pension plan income	-	2,456	(2,082)	374
Certificated saving plans	-	1,358	(1,358)	-
Equity in earnings (losses) of unconsolidated
companies	60	180	(174)	66
Other income	6,197	601	280	7,078
Salaries and benefits	(4,338)	(480)	(46)	(4,864)
Administrative expenses	(3,793)	(457)	193	(4,057)
Insurance claims	-	(6,045)	1,223	(4,822)
Changes in provisions related to insurance,
pension plan, certificated savings plans and
pension investment contracts	-	(7,526)	3,200	(4,326)
Pension plan operating expenses	-	(2,083)	1,332	(751)
Insurance and pension plan selling expenses	-	(907)	-	(907)
Other expense	(3,656)	(614)	280	(3,990)

Income before income taxes and minority
interest	2,619	962	359	3,940

Identifiable assets	145,661	40,236	(8,818)	177,079

	Year ended December 31, 2005

		Insurance,	Other
		pension plan	operations,
		and	adjustments,
		certificated	reclassifications	U.S. GAAP
	Banking	savings plans	and eliminations	Consolidated

Interest income	25,441	5,939	(73)	31,307
Interest expense	(12,786)	-	345	(12,441)

Net interest income	12,655	5,939	272	18,866

Provision for loan losses	(1,823)	-	-	(1,823)
Insurance premiums	-	9,928	(2,123)	7,805
Pension plan income	-	2,386	(2,009)	377
Certificated saving plans	-	1,420	(1,420)	-
Equity in earnings (losses) of unconsolidated
companies	176	81	(71)	186
Other income	7,829	1,143	216	9,188
Salaries and benefits	(4,824)	(359)	(15)	(5,198)
Administrative expenses	(4,219)	(463)	235	(4,447)
Insurance claims	-	(6,730)	1,229	(5,501)
Changes in provisions related to insurance,
pension plan, certificated savings plans and
pension investment contracts	-	(6,841)	2,902	(3,939)
Pension plan operating expenses	-	(2,507)	2,002	(505)
Insurance and pension plan selling expenses	-	(1,055)	14	(1,041)
Other expense	(4,446)	(678)	(92)	(5,216)

Income before income taxes and minority
interest	5,348	2,264	1,140	8,752

Identifiable assets	164,821	49,295	(7,522)	206,594

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

Our operations are primarily carried out in Brazil. Additionally, on December 31, 2005 we had 1 branch in New York, 1 branch in Grand Cayman and 1 in Nassau, Bahamas, mainly to complement our banking and advisory services relating to import and export activities with Brazilian customers. Furthermore, we also have the following foreign subsidiaries: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Luxemburgo (Luxembourg), Bradesco Securities, Inc. (New York), Bradesco Services Co., Ltd. (Tokyo) and Cidade Capital Markets Ltd. (Grand Cayman).

26 Pension plans

We sponsor defined-benefit pension plans, which supplement benefits that the Brazilian government social security system provides to employees of Bradesco and its Brazilian subsidiaries. The pension plans were established solely for the benefit of eligible employees and directors, and their assets are held independently of Bradesco. During 2001, participants of the defined benefit plan for Bradesco employees joined a new defined contribution plan (PGBL). Our plan for the year ended December 31, 2004 includes the BEM defined benefit pension plan as a result of its acquisition on February 10, 2004. Our contributions to the PGBL plan in 2005 totaled R$250 (2004 - R$211).

Our policy is to fund the pension plans through contributions based on payroll, adjusted periodically pursuant to recommendations of the Fund’s independent actuary. At December 31, 2005 our contribution represents 4.8% (2003 – 3.6% and 2004 – 4.4%) of payroll, and employees and directors contribute amounts of at least 4% (2003 – 4% and 2004 – 4%) of their salaries.

The pension plan’s assets are mainly invested in government and private securities, marketable equity securities and properties.

Employees and directors who withdraw from the pension plans for any reason receive the minimum benefit based on past contributions in a single lump sum installment.

We use October 31 of each year as the annual measurement date for the BEM and Banco Alvorada plans.

Based upon the report of the pension plan’s independent actuary, changes in the benefit obligation and plan assets and the amounts recognized in the consolidated financial statements are as follows:

		Alvorada and BEM Plans

		Year ended

		2003	2004	2005

(i)	Projected benefit obligation:
	At beginning of year	229	281	442
	Business Acquisition	-	133	-
	Service cost	2	2	1
	Benefits paid	(19)	(24)	(36)
	Interest cost	25	30	48
	Actuarial loss (gain)	44	20	(1)

	At end of year	281	442	454

(ii)	Plan assets at market value:
	At beginning of year	260	315	448
	Business Acquisition	-	114	-
	Contributions received:
	Employer	1	1	1
	Employees	1	1	1
	Return on plan assets	72	41	72
	Benefits paid	(19)	(24)	(36)

	At end of year	315	448	486

(iii)	Funded status:
	Excess of plan assets over projected benefit obligation
	Acquired	(34)	(6)	(32)
	Unrecognized net gain (loss)	(14)	(26)	(1)

	Accrued pension (benefit) expense	(48)	(32)	(33)

Net pension cost includes the following components:

		Alvorada and BEM Plans

		Year ended

		2003	2004	2005

(i)	Projected benefit obligation:
	Service cost	1	2	1
	Interest cost	25	30	48
	Expected return on assets	(28)	(34)	(51)

	Net periodic pension cost (benefit)	(2)	(2)	(2)

Assumptions used to determine our benefit obligation and net periodic benefit cost at and for the years ended October 31 were (1):

	Alvorada Plan		BEM Plan

	2004	2005	2004	2005

Assumed discount rate	11.3%	11.3%	11.3%	11.3%
Expected long-term rate of return on assets	11.3	11.3	11.3	11.3
Rate of increase in compensation levels	8.2%	8.2%	8.2%	8.2%
___________________
(1)	Including a 5.0% p.a. inflation rate.

The rationale behind the used long-term rate of return on plan assets is the following:

(1)	Based on the asset managers mid to long-term expectations;
(2)
Private and Brazilian Government bonds, which are a very significant segment of the invested portfolio of Alvorada and BEM, earn interest above inflation plus interest of 6% p.a. and maturities from short to long-term;

(3)
The asset mix of Alvorada Plan is of more than 82% and 80 % in government bonds at October 31, 2004 and 2005, respectively, and more than 70% and 68% in government bonds in the case of the BEM Plan at October 31, 2004 and 2005, and the remainder assets in stocks for both plans.

Our pension plan weighted-average asset allocations at October 31, 2004, and 2005, by asset category are as follows:

	Alvorada Plan Assets		BEM Plan Assets at October
	at October 31,		31,

	2004	2005	2004	2005

Asset Category
Equity securities	0.6%	0.6%	-	-
Debt securities	94.1	94.6	98.7%	98.6%
Real estate	4.0	3.5	1.3	-
Other	1.3	1.3	-	1.4

Total	100.0%	100.0%	100.0%	100.0%

The benefit payments, which reflect expected future services projected, to be made by us are:

Pension Plan
For the year ended December 31,	Benefits

2006	37
2007	38
2008	40
2009	42
2010	43
2011 - 2015	246

Total	446

The contributions related to the private pension plans of Alvorada and BEM, to be made by us in 2006, are estimated at R$0.7 and R$1.5, respectively.

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

We regularly contributed to Fundação Bradesco to help fund its educational and social welfare projects throughout Brazil until 2004. Such contributions totaled R$63 and R$71 in 2003 and 2004, respectively.

We have made no loans to our officers or directors, since this practice is prohibited for all Brazilian banks by the Central Bank.

We entered into a private agreement with CPM S.A in the form of a loan agreement for the amount of R$100 which will be paid in five years. Additionally, we have contracted data processing services and accepted demand deposits from CPM Holding Ltd. and its predecessor, CPM - Comunicação, Processamento e Mecanismos de Automação Ltda., as follows:

	December 31,

	2003	2004	2005

Data processing services:
Debt and equity securities	21	21	21
Private agreement	-	101	88
Deposits	4	3	3
Year end outstanding payable	-	7	11
Income from debt and equity securities	4	4	4
Income from private agreement	-	8	19
Expense for the year	258	104	103

28 Subsequent Events

On December 21, 2005, we acquired the control of Banco do Estado de Ceará S.A. (“BEC”) at an auction held at the São Paulo Stock Exchange (“BOVESPA”). The transaction involved the purchase of 89.35% of the bank’s voting capital and 89.17% of its total capital for the amount of R$700. The process was concluded on January 3, 2006, the date on which the purchase and sale agreement was signed and BEC will be consolidated as from this date. At September 30, 2005, according to its corporate documents, BEC had total assets of R$1,879, deposits of R$863 and shareholders’ equity of R$409.

On December 21, 2005, we entered into a partnership agreement with Banco Espírito Santo, pursuant to which we will provide fund remittance services from Portugal to Brazil, beginning in January 2006, benefiting over 100,000 Brazilian citizens living in Portugal. The partnership will also allow Brazilian citizens to have access to the Portuguese banking system. Currently, the total fund remittances of Brazilian citizens working in Portugal to Brazil amount to EUR300 million per year.

On March 20, 2006, we signed an agreement with American Express Company to assume the company’s card and related operations in Brazil. Among the documents signed were a Share Purchase Agreement and an Independent Operator Agreement, for the amount of approximately US$490 million (R$1,040). The partnership comprises the transfer to Bradesco of American Express’ Brazilian subsidiaries operating in the credit card and related businesses, such as insurance brokerage, business travel, retail foreign exchange services and direct consumer financing operations. Besides, it also comprises the granting to Bradesco of the exclusive right to issue the Centurion line of charge and credit cards in Brazil.

On March 28, 2006, we, Fidelity National Information Service, Inc. and Banco ABN AMRO Real S.A. signed an agreement to form a partnership designed to provide card processing services. The services to be rendered cover the whole range of card activities, in particular processing, administration of customer service centers, back-up support, collection services and risk management.

On May 15, 2006, we entered into an agreement with Bradespar pursuant to which we acquired 100% of the shares of Bradesplan Participações S.A. held by Bradespar for the amount of R$ 308, paid in cash.

On June 8, 2006, we announced that we had entered into a partnership with Gbarbosa ("Gbarbosa"), a Brazilian retail chain, for the issuance and administration of the Credi-Hiper private label credit card, which is a card that allows Gbarbosa's customers to obtain financing for in-store purchases in Gbarbosa's network.

*     *     *