Form 20-F
period 2006-12-31
BANK BRADESCO
filed 2007-06-29
CIK 1160330

As filed with the Securities and Exchange Commission on June 29, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

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
(for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each one of the issuer’s classes of capital stock as of December 31, 2006 was:

500,071,456	Common Shares
500,811,468	Preferred Shares

On March 12, 2007, we effected a stock split of our capital stock.  If we adjusted the number of our outstanding shares above to take into account the March 12, 2007 stock split, we would have had 1,000,142,912 common shares and 1,001,622,936 preferred shares on December 31 2006.

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

     Item 18 of this annual report includes our audited consolidated financial statements as of and for the years ended December 31, 2004, 2005 and 2006, including the notes thereto, which have been prepared in accordance with generally accepted accounting principles in the United States, known as “U.S. GAAP.”

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

     The following table sets forth, for the dates indicated, the exchange rate of reais to U.S. dollars based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York and the U.S. dollar selling rate as reported by the Central Bank of Brazil, which we call the “Central Bank,” at closing:

Date	Noon Buying Rate for	Closing Selling
	U.S. dollars	Rate for U.S. dollars

	(R$ per US$1.00)
December 31, 2004	2.6550	2.6544
December 31, 2005	2.3340	2.3407
December 31, 2006	2.1342	2.1380
June 15, 2007	1.9098	1.9097

     As a result of recent fluctuations in the real/U.S. dollar exchange rate, the closing selling exchange rate at December 31, 2006 may not be indicative of current or future exchange rates. Therefore, you should not read these exchange rate conversions as representations that any such amounts have been or could be converted into U.S. dollars at those or any other exchange rates.

     For your convenience, certain amounts have been converted from reais to U.S. dollars. These conversions have been calculated using the U.S. dollar selling rate at closing published by the Central Bank. See “Item 3. Key Information—Exchange Rate Information” for more information regarding the exchange rates applicable to the Brazilian currency since 2002.

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

     We have presented below selected financial information prepared in accordance with U.S. GAAP as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006. The selected U.S. GAAP financial information is derived from and should be read in conjunction with our audited consolidated financial statements prepared in accordance with U.S. GAAP provided in Item 18. The report of the Independent Registered Public Accounting Firm is included in this annual report.

     This information is qualified in its entirety by reference to the U.S. GAAP financial statements and the notes thereto provided in Item 18.

	Year ended December 31,

	2002	2003	2004	2005	2006	2006

	(R$ in million)					(US$ in
						million) (1)

Data from the Consolidated Statement of Income:
Net interest income	R$13,467	R$14,999	R$14,804	R$18,866	R$21,706	R$11,253
Provision for loan losses	(2,543)	(2,034)	(1,429)	(1,823)	(3,767)	(1,953)

Net interest income after provision for loan losses	10,924	12,965	13,375	17,043	17,939	9,300
Fee and commission income	2,894	3,463	4,310	5,137	6,610	3,427
Insurance premiums (2)	5,308	6,149	6,764	7,805	8,121	4,210
Pension plan income (2)	21	64	374	377	791	410
Equity in the earnings of unconsolidated companies(3)	150	60	66	186	224	116
Other non-interest income (4)	(410)	1,373	2,768	4,051	4,338	2,249
Operating expenses (5)	(7,413)	(8,586)	(8,921)	(9,645)	(11,310)	(5,863)
Insurance claims	(3,614)	(4,333)	(4,822)	(5,501)	(6,124)	(3,175)
Changes in provisions for insurance, pension plans,
certificated savings plans and pension investment contracts	(2,261)	(3,777)	(4,326)	(3,939)	(4,199)	(2,177)
Pension plan operating expenses	(370)	(637)	(751)	(505)	(560)	(290)
Insurance and pension plan selling expenses	(669)	(762)	(907)	(1,041)	(852)	(442)
Other non-interest expense (6)	(2,272)	(3,323)	(3,990)	(5,216)	(6,228)	(3,229)

Income before income taxes and minority interest	2,288	2,656	3,940	8,752	8,750	4,536

Taxes on income	(161)	(346)	(601)	(2,431)	(2,273)	(1,178)
Change in accounting principle	27	-	-	-	-	-
Minority interest	(12)	(8)	(12)	(11)	(15)	(8)

Net income	R$2,142	R$2,302	R$3,327	R$6,310	R$6,462	R$3,350

Year ended December 31,

2002	2003	2004	2005	2006

	(R$, except		(R$, except		(R$, except		(R$, except		(R$, except
	numbers of		numbers of		numbers of		numbers of		numbers of
	shares)	(US$)	shares)	(US$)	shares)	(US$)	shares)	(US$)	shares)	(US$)(1)

Per Share Data (7):
Earnings per share (8)(9):
Common	R$ 1.19		R$ 1.20		R$ 1.67		R$ 3.08		R$ 3.14	US$ 1.63
Preferred	1.31		1.32		1.84		3.39		3.45	1.79
Dividends/ interest on shareholders’
capital per share (10):
Common	0.53	US$ 0.16	0.70	US$ 0.24	0.66	US$ 0.28	0.93	US$ 0.40	1.05	0.54
Preferred	R$ 0.58	US$ 0.18	R$ 0.77	US$ 0.27	R$ 0.74	US$ 0.31	R$ 1.00	US$ 0.44	R$ 1.16	US$ 0.60
Weighted average number of
outstanding shares:
Common	869,358,680	-	923,520,444	-	957,064,460	-	977,180,608	-	980,383,482	-
Preferred	851,795,472	-	910,321,944	-	944,327,192	-	973,893,242	-	981,672,582	-

	Year ended December 31,

	2002	2003	2004	2005	2006	2006

Consolidated Balance Sheet Data:						(US$ in
	(R$ in million)					million)(1)

Assets
Cash and due from banks	R$2,725	R$2,473	R$2,690	R$3,447	R$ 4.748	R$ 2.462
Interest-earning deposits in other banks	2,379	5,170	7,976	13,119	8.918	4.623
Federal funds sold and securities purchased under agreements to resell	12,674	26,175	19,435	10,985	14.649	7.595
Brazilian Central Bank compulsory deposits	16,057	16,690	20,209	21,686	23.461	12.163
Trading and available-for-sale securities, at fair value	27,549	43,267	43,197	55,658	86.614	44.903
Held to maturity securities	4,001	3,265	4,200	4,121	3.265	1.693
Loans	52,324	54,795	63,176	82,689	97.935	50.772
Allowance for loan losses	(3,455)	(3,846)	(4,063)	(4,964)	(6.552)	(3.397)
Equity investees and other investments	550	295	708	397	527	273
Premises and equipment, net	2,993	3,106	2,946	2,721	3.000	1.555
Goodwill	-	-	262	332	667	346
Intangible assets, net	1,778	1,740	1,568	1,294	1.623	842
Other assets	10,300	13,200	14,775	15,109	20.416	10.584

Total assets	129,875	166,330	177,079	206,594	259.271	134.414

Liabilities
Deposits	56,333	58,027	68,647	75,407	83.925	43.509
Federal funds purchased and securities sold under agreements to
repurchase	7,633	27,490	16,532	22,886	42.875	22.228
Short-term borrowings	9,639	7,795	8,272	7,066	5.709	2.960
Long-term debt	13,389	20,093	19,653	23,316	30.122	15.616
Other liabilities	31,826	39,260	48,343	57,612	70.083	36.333

Total liabilities	118,820	152,665	161,447	186,287	232.714	120.646

Minority interest in consolidated subsidiaries	203	73	73	88	93	48

Shareholders’ Equity
Common shares (11)	2,638	3,525	3,525	6,497	7.095	3.678
Preferred shares (12)	2,562	3,475	3,475	6,503	7.105	3.684

Capital stock	5,200	7,000	7,000	13,000	14.200	7.362
Total shareholders’ equity	10,852	13,592	15,559	20,219	26.464	13.720

Total liabilities and shareholders’ equity	129,875	166,330	177,079	206,594	259.271	134.414

Average assets (13)	123,447	146,872	162,891	188,091	227.898	118.149
Average liabilities (13)	113,216	134,625	148,814	170,677	206.466	107.038
Average shareholders’ equity (13)	R$10,015	R$12,138	R$14,012	R$17,357	R$ 21.323	R$ 11.054

(1)
Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$1.9289 = US$1.00, the Central Bank exchange rate on May 31, 2007. We used the exchange rate of May 31, 2007, instead of December 31, 2006, because there has been an appreciation in the real – U.S. dollar exchange rate since December 31, 2006. For more information, see “Item 5. Operating and Financial Review and Prospects – Overview—Brazilian Economic Conditions.” Such translations should not be construed as a representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

(2)
Since 2003, we classify amounts received in relation to certain private retirement plans as income from insurance premiums. Amounts related to such private retirement plans from periods prior to 2003 have been reclassified to facilitate comparison. As a result, income from pension premiums decreased and income from insurance premiums increased by R$327.0 million for the period ending December 31, 2002. These reclassifications do not affect non-interest income, net income, or shareholders’ equity. The private retirement plans offer beneficiaries of holders a guaranteed payment of benefits upon death.

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

(7)
Per share data reflects, on a retroactive basis: (a) a reverse split of our shares at a 10,000:1 share ratio, which was approved by our shareholders on March 10, 2004 (as a result, we had 158,587,942 authorized and issued shares outstanding, no par value, as of December 31, 2003). The new shares began trading on the São Paulo Stock Exchange on March 22, 2004; (b) a split of our capital stock on December 9, 2004, in which we issued two new shares for each existing share; (c) a split of our capital stock on November 11, 2005, in which we issued one new share for each existing share; and (d) a split of our capital stock on March 12, 2007, in which we issued one new share for each existing share.

(8)
For purposes of calculating earnings per share in accordance with the U.S. GAAP, preferred shares are treated in the same manner as common shares. Preferred shareholders are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to common shareholders. For a description of our two classes of shares, see “Item 10. Additional Information—Memorandum and Articles of Incorporation.”

(9)
None of our outstanding obligations are exchangeable for or convertible into equity securities. As a consequence, our diluted earnings per share does not differ from our earnings per share Accordingly, our basic and diluted earnings per share are equal in all periods presented. See note 2(u) to our consolidated financial statements in Item 18.

(10)	The amounts determined in US dollars were converted into reais using the exchange rate on the date such dividend was paid.
(11)
Common shares outstanding, no par value: 1,000,142,912 authorized and issued at December 31, 2006 (as adjusted to the split of our capital stock on March 12, 2007, in which we issued one new share for each existing share); 489,450,004 authorized and issued at December 31, 2005; and 238,351,329 authorized and issued on December 31, 2004. Data from 2002 to 2006 reflects (a) the reverse split of our shares at a 10,000:1 share ratio, on March 2004; (b) a split of our capital stock on December, 2004, in which we issued two new shares for each existing shares; and (c) a split of our capital stock on November, 2005, in which we issued one new share for each existing share.

(12)
Preferred shares outstanding, no par value: 1,001,622,936 authorized and issued at December 31, 2006 (as adjusted to the split of our capital stock on March 12, 2007, in which we issued one new share for each existing share); 489,938,838 authorized and issued at December 31, 2005; and 236,081,796 authorized and issued on December 31, 2004. Data from 2002 to 2006 reflect (a) the reverse split of our shares at a 10,000:1 share ratio, on March 2004; (b) a split of our capital stock on December, 2004, in which we issued two new shares for each existing shares; and (c) a split of our capital stock on November, 2005, in which we issued one new share for each existing share.

(13)	See “Item 4. Information on the Company—Selected Statistical Information.”

     Preferred shareholders are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to our common shareholders.

EXCHANGE RATE INFORMATION

     During 2002, the real depreciated against the U.S. dollar, but during 2003, 2004, 2005 and 2006 it appreciated against the U.S. dollar. During the first five months of 2007, the real continued to appreciate against the U.S. dollar. Under the current free convertibility exchange system, the real may undergo further devaluation or may appreciate when compared to the U.S. dollar and other currencies.

     The following table sets forth the period-end, average, high and low noon buying rate reported by the Federal Reserve Bank expressed in reais per U.S. dollars for the periods and dates indicated:

Noon Buying Rate for U.S. dollars
R$ per US$1.00
Period	Period-End	Average (1)	High	Low

2002	R$3.5400	R$2.9420	R$3.9450	R$2.2650
2003	2.8950	3.0954	3.6640	2.8270
2004	2.6550	2.9131	3.2085	2.6510
2005	2.3340	2.4352	2.7755	2.1695
2006	2.1342	2.1774	2.3340	2.0900
December	2.1342	2.1476	2.1675	2.1342
2007
January	2.1225	2.1376	2.1520	2.1225
February	2.1200	2.0939	2.1200	2.0740
March	2.0580	2.0883	2.1385	2.0540
April	2.0308	2.0302	2.0465	2.0192
May	R$1.9225	R$1.9836	R$2.0330	R$1.9225
________________________________________
(1)	Average of the month-end rates beginning with December of previous period through last month of period indicated.

Source: Federal Reserve Bank of New York

     On June 15, 2007, the noon buying rate reported by the Federal Reserve Bank of New York was R$1.9098 per US$1.00.

     The following table sets forth the period-end, average, high and low selling rate reported by the Central Bank at closing, expressed in reais per U.S. dollars for the periods and dates indicated:

Closing Selling Rate for U.S. dollars
R$ per US$1.00
Period	Period-End	Average (1)	High	Low

2002	R$3.5333	R$2.9461	R$3.9552	R$2.2709
2003	2.8892	3.0964	3.6623	2.8219
2004	2.6544	2.9150	3.2051	2.6544
2005	2.3407	2.4341	2.7621	2.1633
2006	2.1380	2.1812	2.3407	2.0892
December	2.1380	2.1499	2.1693	2.1380
2007
January	2.1247	2.1385	2.1556	2.1247
February	2.1182	2.0963	2.1182	2.0766
March	2.0504	2.0887	2.1388	2.0504
April	2.0339	2.0320	2.0478	2.0231
May	R$1.9289	R$1.9816	R$2.0309	R$1.9289
________________________________________
(1)	Average of the month-end rates beginning with December of previous period through last month of period indicated.

Source: Central Bank

     On June 15, 2007, the U.S. dollar selling rate reported by the Central Bank at the close of the day was R$1.9097 to US$1.00.

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

     The Central Bank determines the Brazilian base interest rate, which we refer to as the “base interest rate.” The base interest rate is the benchmark interest rate payable to holders of securities issued by the federal government and trade at the Sistema Especial de Liquidação e Custódia – Selic (Special System for Settlement and Custody, known as “Selic”). In the first half of 2006, the Central Bank decreased Brazil’s base interest rate from 17.25% to 15.25% and continued to decrease it in the second half of 2006, reaching a rate of 13.25% at December 2006. During the first six months of 2007, Brazil’s base interest rate decreased to 12.0% ..

     We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current or future state of the Brazilian economy or how such measures or policies may affect the Brazilian economy and, either directly or indirectly, our operations and revenues.

A mismatch of our foreign exchange exposure may lead to substantial losses in our liabilities denominated in, or indexed to, foreign currencies, a reduction in our revenues and a decline in the competitiveness of our loan and leasing operations.

     The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate decreased from R$2.3407 per U.S. dollar at December 31, 2005 to R$2.1380 at December 31, 2006. In the last two years, the value of the real appreciated by 19.5% against the U.S. dollar, and during the first five months of 2007 the value of the real increased by 9.8%, from R$1.9289 per U.S. dollar at May 31, 2007, as compared to R$2.1380 per U.S. dollar at December 31, 2006. At June 15, 2007, the real/U.S. dollar-exchange rate was R$1.9097 per U.S. dollar.

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

     Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation (IGP-DI) during the last fifteen years reaching as high as 2,708% in 1993. More recently, Brazil’s rates of inflation were 1.2% in 2005, 3.8% in 2006 and 1.2% for the five months ended May 31, 2007. Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs (if not accompanied by an increase in interest rates) may increase, our operating and net margins may decrease and, if investor confidence lags, the price of our preferred shares and ADSs may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

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

  the level of economic activity;

  devaluation of the real;

  inflation; or

  an increase in interest rates,

     some of our customers may be unable to repay their loans or to meet their debt service requirements, which would increase our past due loan portfolio and could materially reduce our net earnings.

Access to international capital markets for Brazilian companies is influenced by the perception of risk in emerging economies, which may hurt our ability to finance our operations.

     The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil, and, to varying degrees, market conditions in other Latin American and other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian companies. Crises in other emerging market countries or the economic policies of other countries, in particular those of the United States and countries of the European Union, may reduce investor demand for securities of Brazilian companies, including ours. Any of the foregoing developments could adversely affect the market price of our common shares and hinder our ability to access the capital markets and finance our operations in the future on acceptable terms, or at all.

Developments in other emerging markets may adversely affect the market price of the preferred shares and ADSs.

     The market price of the preferred shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries, especially those in Latin America. Although economic conditions are different in each country, investors’ reaction to developments in one country can affect the securities markets and the securities of issuers in other countries, including Brazil.

     Developments in other countries have also at times adversely affected the market price of our and other Brazilian companies’ preferred shares, as investors’ perceptions of increased risk due to crises in other emerging markets can lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the current economic situation in Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market price of the preferred shares and ADSs may be adversely affected.

Risks Relating to the Company and the Brazilian Banking Industry

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

     The Central Bank establishes the base interest rates for the Brazilian banking system. In recent years, the base interest rate has fluctuated, with a high of approximately 45.0% per year in March 1999 and a low of 12.0% per year in June 2007. In December 2004, the Central Bank increased the base interest rate by 1.25 percentage point, to 17.75% per year. In May 2005, the Central Bank increased the base interest rate to 19.75% per year. The Central Bank reduced the base interest rate to 18.0% per year in December 2005. On December 31, 2006, the base interest rate was 13.25% per year. Changes in the base interest rate may adversely affect our results of operations because:

  high base interest rates increase our domestic debt expense and may increase the likelihood of customer defaults; and

  low base interest rates may diminish our interest income.

     The Central Bank adjusts the base interest rate in order to manage aspects of the Brazilian economy, including the protection of reserves and capital flows. We have no control over the base interest rates set by the Central Bank or how often they adjust them.

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

     Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process or otherwise by one of our competitors would add to the acquirers’ market share, and as a result, we may face increased competition from the acquirer.

New regulations focused on increasing the competitiveness in the banking sector may adversely affect our competitiveness.

In September 2006, the Conselho Monetário Nacional (National Monetary Council), which we call “CMN,” enacted new regulations to increase competition among Brazilian commercial banks.

Among the key aspects of these new regulations are (i) banks are prohibited from charging their clients fees for services in connection with salary, pension and other income payment accounts that such clients are required to maintain with a bank that is designated by such client’s employer, pension fund or income payor; (ii) financial institutions and leasing companies must accept the prepayment of loans and leasing transactions by clients who have elected to refinance such debt with other financial institutions; (iii) clients will have the right to request that a financial institution disclose their credit history to another financial institution; and (iv) changes in the regulation of the Credit Guarantee Fund, known as “FGC”, which is a government fund created to guarantee payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency, thereby providing depositors with greater assurance that their deposits will be safeguarded. For more information on the FGC, see “Regulation and Supervision - Bank Regulations - Dissolution of Financial Institutions – Repayment of Creditors in Liquidation.”

By creating mechanisms that will make it easier for clients to open new accounts and transfer their funds from one institution to another, these new regulations aim to increase competition among financial institutions by facilitating a client’s ability to switch their business from one financial institution to another. In addition, the changes in the Federal depositary insurance regime are intended to provide clients with the security of knowing that if they deposit their funds in a smaller institution, their loss will be guaranteed at up to R$60,000 per client in the event that the bank becomes insolvent.

We cannot determine at this time how these new regulations may affect our ability to compete with other financial institutions in Brazil. In addition, the Minister of Finance is considering the appropriate implementation regulations for two additional measures, which, if implemented, may also affect our competitivity. We can provide no assurance that these new regulations, the measures that are currently being considered or any additional future regulations, will not have an adverse impact on our competitivity, thereby adversely impacting our results of operations and the price of our ADSs.

Some of our common shares are held by shareholders, whose interests may conflict with other investors’ interests.

     At December 31, 2006, Cidade de Deus—Companhia Comercial de Participações, which we call “Cidade de Deus Participações,” directly held 48.46% of our common shares and Fundação Bradesco, directly and indirectly, held 47.06% of our common shares. As a result, these shareholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders. These shareholders also have the power to approve related-party transactions or corporate reorganizations which may not be beneficial for our other shareholders. Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Diretoria Executiva and departmental directors (which has been working at Grupo Bradesco for more than ten years), as well as all directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco. The board of trustees has no other members. For more information on our shareholders, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Changes in reserve and compulsory deposit requirements may hurt our profitability.

     In mid-2002, the Central Bank increased the reserve requirements to 8.0% over demand deposits and time deposits and 10.0% over savings deposits. Such amounts shall be paid in kind by the banks and will bear interest equivalent to the base interest rate for the Brazilian banking system. On December 31, 2006, the reserve requirements over demand, time and savings deposits required us to hold a total of R$6.8 billion. On December 31, 2006, the reserve requirements over time deposits, required us to hold a total amount of R$4.8 billion in Brazilian government securities. In addition, we could be materially adversely affected by changes in compulsory deposit requirements because the monies held as compulsory deposits generally do not yield the same return as our other investments and deposits because:

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

We may experience increases in our level of past due loans as our loan portfolio matures.

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

     We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value, which may generate losses. In addition, we enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. Each such derivatives transaction protects against increases in exchange rates or interest rates or against decreases in such rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. Such losses could adversely materially affect our future net income and therefore the value of the preferred shares and ADSs. For further information about our market risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” In the past three years the ratio of our trading securities to our total assets, as measured at December 31 of each year, has been as high as 24.2% and could be greater in the future.

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

     Brazilian law requires that parties obtain registration with the Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the preferred shares will obtain the necessary registration with the Central Bank for the payment of dividends or other cash distributions relating to the preferred shares or upon the disposition of the preferred shares. If you exchange your ADSs for the underlying preferred shares, however, you may only rely on the custodian’s certificate for five business days from the date of exchange. Thereafter, you must obtain your own registration in accordance with Central Bank and CVM rules, in order to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares or distributions relating to the preferred shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the preferred shares. For more information, see “Item 10. Additional Information - Exchange Controls.”

     If you attempt to obtain your own registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. The custodian’s registration and any certificate of foreign capital registration you obtain may be affected by future legislative changes. Additional restrictions applicable to you, the disposition of the underlying preferred shares or the repatriation of the proceeds from disposition may be imposed in the future.

The Brazilian government may impose exchange controls and restrictions on remittances abroad which may adversely affect your ability to convert funds in reais into other currencies and to remit other currencies abroad.

     The Brazilian government has been progressively changing the Brazilian exchange regulations as a part of a liberalization program (See “Item 4. Information on the Company—Regulation and Supervision—Bank Regulation—Foreign Currency Position”). However, it has historically imposed, and continues to impose, restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil and the conversion of Brazilian currency into foreign currencies. The Brazilian government last imposed remittance restrictions for a brief period in 1989 and early 1990. Re-imposition of this type of restriction would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of preferred shares, as the case may be, into U.S. dollars or other currencies and to remit those funds abroad. We cannot assure you that the government will not interrupt this liberalization program or take restrictive measures in the future.

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

Item 4. Information on the Company.

HISTORY AND DEVELOPMENT OF THE COMPANY

     We are the largest private-sector (non-government-controlled) bank in Brazil in terms of total net worth. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, small to mid-sized companies and major local and international corporations and institutions. We have the most extensive private-sector branch and service network in Brazil, which permits us to reach a diverse customer base. Our services and products encompass banking operations such as lending and deposit-taking, credit card issuance, consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

     According to information published by the Superintendência de Seguros Privados (the Superintendency of Private Insurance, known as “Susep”) and by the Agência Nacional de Saúde Suplementar (the National Agency of Supplemental Health, known as “ANS”), we are the largest insurance, pension plan and títulos de capitalização group in Brazil on a consolidated basis in terms of insurance premiums, pension plan contributions and income from certificated savings plans. According to the annual publication of Fundacion Mapfre in Spain, Grupo Bradesco de Seguros e Previdência was the greatest insurance and pension plan group in Latin America in 2005. Títulos de capitalização, which we call “certificated savings plans,” is a type of savings account that is coupled with periodic drawings for prizes.

     We are the largest private-sector bank in Brazil according to “The Forbes Global 2000” report, published by Forbes magazine in March 2007.

     Some of our subsidiaries rank among the largest companies in Brazil in their respective markets, according to the sources cited in parentheses below, including:

  Bradesco Seguros S.A., our insurance subsidiary, which we call “Bradesco Seguros,” together with its subsidiaries, in terms of insurance premiums, net worth and technical reserves (Susep and ANS);

- Bradesco Vida e Previdência S.A., Bradesco Seguros’ subsidiary, which we call “Bradesco Vida e Previdência,” is the largest company in the market in terms of private pension plan contributions, life and personal accident insurance premiums, investment portfolios and technical provisions (Susep);

- Bradesco Capitalização S.A., Bradesco Seguros’ subsidiary, which we call “Bradesco Capitalização,” offers certificated savings plans. Bradesco Capitalização is the leading private company in the market in terms of revenue from the sale of certificated savings plans (Susep);

- Bradesco Auto/RE Companhia de Seguros, Bradesco Seguros’ subsidiary, which we call “Bradesco Auto/RE,” offers automobile insurance, basic lines and liability products;

- Bradesco Saúde S.A., Bradesco Seguros’ subsidiary, which we call “Bradesco Saúde,” offers health insurance coverage, including medical and hospital expenses. Bradesco Saúde has one of the largest networks of healthcare service providers and is the leader in the health insurance market;

  Bradesco Leasing S.A. Arrendamento Mercantil, which we call “Bradesco Leasing,” in terms of the present value of leasing accounts (Associação Brasileira das Empresas de Leasing (Brazilian Association of Leasing Companies, known as “ABEL”));

  Bradesco Administradora de Consórcios Ltda., which we call “Bradesco Consórcios,” in terms of the total number of outstanding consortium shares (Central Bank); and

  Banco Finasa S.A., which we call “Banco Finasa,” in terms of automobile financing loans (Central Bank);

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

     In 2006, according to information published by the Secretaria da Receita Federal (the “Federal Revenue Service”), we accounted for 19.8% of the total nationwide collections of a tax called Contribuição Provisória sobre a Movimentação Financeira (the Provisional Contribution on Financial Transactions, known as “CPMF”). Since the CPMF is levied on virtually all Brazilian financial transactions, this statistic provides a measure of the percentage of Brazilian financial transactions that we handle.

          As of December 31, 2006, we had, on a consolidated basis:

  R$259.3 billion in total assets;

  R$97.9 billion in total loans;

  R$83.9 billion in total deposits;

  R$26.5 billion in shareholders’ equity;

  R$48.9 billion in insurance claim technical reserves, pension plans, certificated savings plans and pension investment contract operations;

  R$14.4 billion in foreign trading financing;

  14.2 million insurance policyholders;

  16.8 million checking accounts;

  35.2 million savings accounts;

  2.3 million of certificated savings plan holders;

  1,286 of Brazilian and multinational groups of affiliated companies in Brazil as corporate customers;

  a daily average of 12.4 million daily transactions, including 2.420 million in our 3,008 branches and 10.0 million through self-service outlets, mainly Automatic Teller Machines, which we call “ATMs,” the Internet and Fone Fácil;

  a nationwide network consisting of 3,008 branches, 24,099 ATMs and 2,542 special banking service posts and outlets located on the premises of selected corporate clients; and

  a total of three branches and five subsidiaries located in New York, the Cayman Islands, the Bahamas, Japan, Argentina and Luxembourg.

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

     Our large banking network allows us to be closer to our customers, which, in turn, permits our managers to have personal and direct knowledge about our customers, economically active regions and other conditions relevant to our business. This knowledge helps us in assessing and limiting credit risks in credit operations, among other risks, as well as in servicing the particular needs of our clients. Approximately 10.0 million transactions are executed through our Bradesco network every day.

     We organize our operations into two main areas: (i) banking services; and (ii) insurance services, pension plans and certificated savings plans. See note 25 to our consolidated financial statements in Item 18 for additional segment information. The following diagram provides summary information for our two business areas at and for the year ended December 31, 2006, by segment.

          As of December 31, 2006, according to the sources cited in parentheses below, we were:

  the leader among private-sector banks in savings deposits, with 18.3% of all savings accounts in Brazil and R$27.6 billion on deposit (Central Bank);

  the largest provider of insurance and private pension plans, with R$13.8 billion in net premiums written and revenues from private pension plans (Susep/ANS);

  one of the leaders in Brazilian leasing operations, with R$3.9 billion outstanding (ABEL);

  one of the leaders in the placement of debt instruments in Brazil, having participated in 28.6% of the issuances of debt and equity securities registered with the Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Commission, which we call “CVM”) during 2006 (Anbid);

  one of the largest private-sector fund and portfolio managers in Brazil, with R$147.1 billion in total third-party assets under management, representing 14.9% of the total Brazilian market (Anbid);

  one of the largest credit card issuers in Brazil, with 13.0 million credit cards (Visa, American Express and MasterCard and 4.9 million private label cards) and a credit cards revenue of R$23.2 billion and R$1.2 billion in private label cards;

  one of the largest debit card issuers in Brazil, with 40.1 million debit cards issued, and income of R$14.2 billion from our debit card business (Visa);

  the leader in payment processing and collection in Brazil, with a market share of 31% (Settlement System of the Central Bank);

  the leader in consortium quota marketing in the real estate and automobile sectors with 108,617 quotas and 157,284 quotas respectively (Central Bank); and

  one of the leaders in vehicle acquisition customer financing with a market share of 25.79% (Central Bank).

     The following table summarizes our gross revenues by business area for the periods indicated. The total amounts per segment shown in the table below may not correspond to the amounts shown on a consolidated basis, as they do not take into account other immaterial segments, and were subject to adjustments, reclassifications and eliminations for inter-company transactions.

	For the Years Ended December 31,

	2004	2005	2006

	(R$ in million)
Banking:
Loan operations:

Housing loans	R$223	R$194	R$217
Agriculture-related loans	649	563	690
Leasing	297	441	653
Other loans(1)	11,643	16,038	19,721

Total	12,812	17,236	21,281

Fees and commissions:
Asset management fees	454	620	617
Collection fees	630	718	751
Credit card fees	452	562	929
Fees charged on checking account services	1,225	1,563	1,879
Fees for receipt of taxes	189	190	237
Interbank fees	261	271	290
Loans	118	125	374
Consortium administration	87	149	202
Other services	469	489	702

Total	3,885	4,687	5,981

Insurance and pension plans (2):
Insurance premiums:
Health	3,036	3,518	3,918
Life and accident	1,615	1,787	1,779
Automobile, property and liability	2,113	2,500	2,424

Total	6,764	7,805	8,121

Pension plan income	R$374	R$377	R$791

________________________________________

(1)	Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.
(2)	This does not include private pension investment contracts. See “—Insurance, Pension Plans and Certificated Savings Plans.”

     We do not break down our revenues by geographic market within Brazil, and less than 10.0% of our revenues come from international operations. For more information on our international operations, see “—Banking Activity—International Banking.” For a discussion of our principal capital expenditures from 2004 through 2006, see “Item 5. Operating and Financial Review and Prospects – Capital Expenditures.”

     The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2006 all of which are consolidated in our financial statements in Item 18). With the exception of Banco Bradesco Argentina, which is incorporated in Argentina, all of these material subsidiaries are incorporated in Brazil. For more information regarding the consolidation of our material subsidiaries, see note 1(a) to our consolidated financial statements in Item 18.

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

Recent Acquisitions

     In March 2006, we entered into an agreement with the controlling shareholders of American Express Company to acquire the total capital of its subsidiaries in Brazil that operate credit card and related businesses, such as insurance brokerage, business travel, retail foreign exchange services and direct consumer financing operations. The transaction closed on June 30, 2006, upon payment in cash of US$468 million, equivalent to R$1.0 billion, and our receipt of Central Bank approval over the transaction.

     In March 2006, we entered into an agreement with Lojas Colombo S.A. Comércio de Utilidades Domésticas, which we call “Lojas Colombo,” to acquire 50% of the total capital stock of Credifar S.A., Crédito, Financiamento e Investimento, which we call “Credifar.” Credifar distributes financial products and services to the clients of Lojas Colombo S.A., the third largest retail chain of electrical and electronic appliances and furniture in Brazil, with 365 stores in the States of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo and Minas Gerais. Lojas Colombo has being acting as a correspondent bank of ours since August 2004, with more than 2 million active clients. In May 2007, our transaction with Lojas Colombo closed upon receipt of Central Bank approval of the transaction.

     In May 2006, we entered into an agreement with Bradespar S.A., which we call “Bradespar,” to acquire 100% of the total capital stock of Bradesplan Participações S.A., which we call “Bradesplan” for R$308.0 million. Bradesplan is a holding of equity interests in Bradesco Group’s non-financial companies.

     In January 2007, we entered into an agreement with the shareholders of Banco BMC S.A., which we call “BMC,” to acquire 100% of the total capital stock of BMC, and, accordingly, its controlled companies BMC Asset Management Ltda. – Distribuidora de Títulos e Valores Mobiliários, BMC Previdência Privada S.A. and Credicerto Promotora de Vendas Ltda. BMC is one of the largest private banks in the paycheck deductible loans market for the retirees and pension beneficiaries of the Instituto Nacional do Seguro Social (National Social Security Institute), known as INSS, with a network of approximately 7,000 agents and 749 banking correspondents in the country. In accordance with the terms of the agreement, we will deliver to 4,664,142 of our common shares and 4,392,690 of our preferred shares to the BMC shareholders as payment for BMC capital stock. These shares represent approximately 0.94% of our capital stock and are valued at approximately R$800.0 million. This transaction is pending Central Bank approval.

Acquisitions in 2005

     In March 2005, we acquired the minority participation interest held by third parties in the capital stock of Bradesco Seguros S.A. through the exchange of the Bradesco Seguros shares held by third parties to shares of Bradesco S.A. Upon the completion of such transaction, Bradesco Seguros became our wholly-owned subsidiary and the minority shareholders of Bradesco Seguros became the holders of 363,271 shares of our capital stock, assuming none of the effects of our shares split in 2005. The total aggregate amount of this transaction was R$12 million.

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

     In July 2005, Banco Bradesco acquired 50.0% of the total capital stock of Leader S.A. Administradora de Cartões de Crédito that we call “Leadercard”, the company responsible for the agency and management of the private label credit card of União de Lojas Leader, known as “Leader Magazine”, for a total amount of R$47.5 million. Leader Magazine is a retail chain with its operations focused on the States of Rio de Janeiro and Espírito Santo. Leader Card is one of the five biggest own credit cards in Brazil, with over 2.3 million holders.

     In December 2005, we made a winning bid for the acquisition of the controlling interest of Banco do Estado do Ceará – BEC, which we call “BEC,” and its subsidiary BEC DTVM Ltda. in an auction process carried out at the São Paulo Stock Exchange, known as “Bovespa.” The transaction was concluded in January 2006 and involved the purchase of 82,459,053 BEC’s common shares with no par value representing 89.4% of the voting capital and 89.2% of the total capital stock of BEC, for a total aggregate amount of R$700.0 million. In May 2006, we conducted a tender offer to acquire the outstanding shares of BEC, after the conclusion of which we became the holders of 99.49% of the total capital stock of BEC. We have called a shareholders' meeting of BEC for June 30, 2006 to redeem the shares not sold to us in the tender offer process. In November, 2006, Alvorada Cartões, Crédito, Financiamento e Investimentos S.A. merged BEC and succeeded it in all its rights and obligations.

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

     The Central Bank approved the transaction in May 2003, and BBV Banco became our wholly-owned subsidiary in June 2003 when our shareholders and BBVA’s board of directors approved the exchange of BBV Banco’s shares for our newly issued shares. As of May 31, 2003, BBV Banco had total assets of R$10.3 billion, net equity of R$2.4 billion, 439 branches and seventy-six banking posts.

     In accordance with the terms of the agreement with BBVA, in June 2003, we made one-time cash payment of R$1,864 million to BBVA in return for 49.0% of the common shares and 99.99% of the preferred shares of BBV Banco. In addition, in exchange for the remaining 51.0% of BBV Banco’s common shares and 0.01% of its preferred shares, we issued to BBVA common and preferred shares equal to 4.4% of our share capital and valued at R$630.0 million according to our audited financial statements. Since June 2003 we have included BBV Banco’s results in our financial statements.

     In September 2003, all of BBV Banco’s branches, assets and liabilities were transferred to Banco Bradesco at book value, and in October 2003, we changed BBV Banco’s name to Banco Alvorada S.A., which we call “Banco Alvorada.”

     After our acquisition of BBV Banco, BBVA increased its percentage ownership of our shares through purchases of our shares on the Bovespa. As of December 31, 2006, BBVA held 5.1% of our common shares and 2.5% of our total capital stock. For more information on BBVA, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—BBVA.”

     In connection with our purchase of BBV Banco in 2003, our controlling shareholders Cidade de Deus Participações and Fundação Bradesco, which together hold 63.6 % of our voting shares and which we call our “Controlling Shareholders,” entered into a shareholders’ agreement, which we call the “Shareholders’ Agreement,” with our shareholder BBVA. Under the terms of the Shareholders’ Agreement, BBVA has the right to appoint one member of our board of directors so long as BBVA owns at least 3.9% of our voting capital. However, BBVA will not lose this right if its shareholding falls below this percentage threshold due to an increase in our capital stock in which our shareholders, including BBVA, are not given preemptive rights.

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

          Other Acquisitions

     In November 2003 we entered into an agreement with the controlling shareholders of Banco Zogbi S.A., which we call “Zogbi” and together with its controlled companies, “Zogbi Institutions”, to acquire all of its capital stock and all the capital stock of its controlled companies for a total aggregate amount of R$650.0 million. Zogbi Institutions has been engaged for more than forty years in the financing sector, including the areas of consumer and personal credit, cards and vehicle loans. Zogbi Institutions had, as of September 2003, total assets of R$833.0 million, credit operations of R$520.0 million and net worth of R$335.0 million. In October 2004, Zogbi was merged into Banco Finasa and all of its assets and liabilities were transferred to Banco Finasa at book value, being consequently dissolved. In June 2005, the merger of Zogbi into Banco Finasa was approved by the Central Bank.

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

     Banco Postal

     We offer our products and services throughout Brazil, together with Empresa Brasileira de Correios e Telégrafos (ECT), the government owned postal company, which we refer to as the “Postal Service,” through correspondent offices operating under the trademark “Banco Postal” (“Postal Bank”).

     Through our service contract dated September 2001 with the Postal Service, we have exclusive rights to offer banking services at more than 7,500 locations, some of which we own and others which we rent from the Postal Service and which we refer to as “correspondent offices.”

     Delivery of services started in March 2002, when we opened the first branch in the State of Minas Gerais. As of December 31, 2006 we had 5,585 open branches in over 4,874 Brazilian municipalities, which processed more than 45.9 million transactions monthly.

     More than 1,700 out of 5,585 branches were set up in new markets, which brought services, either directly or indirectly, to over 18 million people for whom financial services were previously either inaccessible or difficult to obtain.

     The Postal Bank offers nearly all of the same services offered by our traditional branches.

     In addition to Postal Bank services performed at correspondent offices, we have also opened outlets located on the premises of selected corporate clients, including retail networks, supermarkets, drug stores and bakeries, to provide our clients with grater access to Correspondent Bank services. These outlet companies process bills and bank collection invoices for our clients at their offices, as well as offering withdrawals from checking and savings accounts and pension payments.

     The banking services at our correspondent offices are provided by employees of the Postal Service and, in the case of our other outlets, by their respective employees, each of whom has received training from us. However, we retain control of over all decisions with respect to the opening of bank accounts for, and granting credit to, our customers at these locations.

     Other Strategic Alliances

     In November 2004, we entered into a partnership with Bank of Tokyo – Mitsubishi UFJ Brasil S.A. to provide banking services to its Brazilian clients working in Japan.

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

     In December 2004, Lojas Salfer, one of the largest Brazilian furniture and electronic retail chains, and we reached an operational and strategic agreement to finance new sales made by Lojas Salfer. This agreement maintains the existing relationship with and terms of financing that Lojas Salfer has been offering to its more than 1.1 million clients at its forty-seven store locations. Under this agreement we will provide the funding and Lojas Salfer will continue to manage the credit and collection relationship with its clients and will assume all financing risks. The agreement has no set expiration date and may constitute an additional credit portfolio (carteira de crédito adicional) of R$1.6 billion in the next few years for Bradesco.

     In December 2004, we reached an agreement with Banco Cruzeiro do Sul S.A., which we call “Banco Cruzeiro do Sul,” to create a partnership. This partnership involves personal lending contracts addressed to beneficiaries, mostly retired citizens and pensioners, of the INSS. The agreement is valid for a three-year term. Banco Cruzeiro do Sul is a pioneer in payroll committed credit operations and has operations in twenty-one Brazilian states, with 194 agreements, at the federal, state and municipal levels.

     In December 2004, we reached an agreement with Banco Bonsucesso S.A., which we call “Banco Bonsucesso,” to create a partnership. This partnership involves personal lending contracts addressed to beneficiaries, mostly retired citizens and pensioners, of the INSS. The agreement is valid for a three-year term. Banco Bonsucesso was the second financial institution to have operations in the paycheck deductible loans market for the retirees and pension beneficiaries of the INSS. Currently, Banco Bonsucesso is party to agreements authorizing and regulating its activities in the paycheck deductible loan segment with thirteen state and 100 municipal Brazilian public agencies.

     In January 2005, as part of our strategy to expand individual loans, we entered into an agreement with PanAmericano, a Silvio Santos Group finance company that involves personal lending contracts addressed to INSS beneficiaries. PanAmericano has expertise in offering personal lending to pensioners through its 130 branches in Brazil and 200 correspondent banks.

     In February 2005, we reduced our participation interest in Companhia Siderúrgica Belgo-Mineira (currently Arcelor) by selling 315,000,000 of the common shares that we held in the company. We retained a 3.44% indirect interest in Belgo-Mineira capital stock with voting rights and 1.89% of its total capital stock. In June 2007, we sold the remaining capital stock that we held in Belgo-Mineira.

     In March 2005, we and Comercial Pereira de Alimentos Ltda., which we call “Rede Comper,” a supermarket chain that has its operations located in Midwest and South regions of Brazil, entered into an agreement to regulate the issuance of our private label credit cards, with or without flags for use outside the commercial establishment, and other financial and insurance products and services of ours.

     In June 2005, we and Eletrozema, a department store that has its operations located in the State of Pará, as well as in the states of Southeast and Midwest Brazil, entered into an agreement to finance the purchases of Eletrozema’s customers. This transaction and the funding to be granted to Eletrozema’s customers are secured by a letter of guarantee.

     In July 2005, we and Ponte Irmãos e Cia. Ltda., which we call “Ponte Irmãos,” a retail chain that has 80 stores located in the states of the North, Northeast and Midwest of Brazil, entered into an agreement to finance the purchases made by Ponte Irmão’s customers. This transaction and the funding to be granted to Ponte Irmão’s customers are secured by a letter of guarantee.

     In August 2005, we and Dismar Distribuidora Maringá de Eletrodomésticos Ltda., which we call “Dismar,” entered into an agreement to finance the purchases of Dismar’s customers. Dismar is a store chain which has, among others, wholesale retail stores and electronic stores, with operations in the State of Paraná and several other Brazilian states.

     In December 2005, we and Banco Espírito Santo S.A. entered into an agreement to provide banking services to its Brazilian clients working in Portugal.

     We, Deib Otoch S.A., which we call “Lojas Esplanada,” and Express Comercial S.A., which we call “Express,” entered into an agreement for the administration of Lojas Esplanada’s and Express’ private label credit cards, enabling its holders to finance their purchases, as well as for the marketing to the 2.3 million holders of these cards certain information regarding our products and services. Lojas Esplanada and Express are one of the biggest retail chains located in the states of the northeast of Brazil.

     In March 2006, we entered into a joint venture agreement with Fidelity National Information Services, Inc., which we call “Fidelity National,” and Banco ABN AMRO Real S.A., which we call “Banco Real,” for the rendering of card processing services through a newly formed company called Fidelity Processadora e Serviços S.A., which we call Fidelity. Fidelity provides all card processing services, including credit, multiple, debit, benefit and private label cards), such as authorization, processing and settlement of transactions, including data exchange and other procedures for authorization of transactions, database marketing, credit analysis) and maintenance, printing, including tailor-made cards, mailing of invoices and other correspondences, call center, billing services and fraud prevention. Fidelity has been rendering services to our clients, Banco Real’s clients, and other major card issuers since April 2006. Fidelity is expected to be one of the largest providers of credit card processing services in Brazil after the shift of these credit card accounts of ours and Banco Real.

     In May 2006, we and GBarbosa Comercial Ltda., one of the biggest supermarket chains located in the states of the northeast of Brazil, entered into an agreement for the issuance and administration of a GBarbosa private label credit card called “Credi Hiper” and the provision of financial services and products to Gbarbosa’s clients.

     In July 2006, we and Coop – Cooperativa de Consumo, the largest consumption cooperative in the supermarket sector of Latin America, entered into an agreement to regulate the issuance and management of its private label cards and provide financial products and services to its clients.

     In September 2006, we and Dimed S.A. Distribuidora de Medicamentos, the leading pharmaceutical company in the State of Rio Grande do Sul, entered into an agreement to regulate the issuance and management of its private label cards.

     In June 2007, we sold 676,009 of our shares in Serasa S.A. As a result of this sale, we now hold 8.36% of the shares in Serasa.

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

     In March 2005, Bradesco Seguros became our wholly-owned subsidiary upon our acquisition of all the shares held by the minority shareholders of the company, for a total aggregate amount of R$12.0 million.

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

     With more than 79,000 employees, a wide network of distribution channels, which include our branches, outlets, Postal Bank services performed at correspondent offices and ATM machines, we intend to provide a broader list of retail banking services to our clients. We are focused on increasing our business volume, acting as full service commercial bank, both investment bank and corporate bank, and expanding our private banking business segment.

     In the insurance segment, we aim to consolidate the leadership of Bradesco Seguros e Previdência in the pension plan segment by taking advantage of the continuous increase in the demand for our pension plan products.

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

  using our customer base to offer our products and services more widely and to increase the average number of products used per checking account from 4.74 products as of December 2006, to an average of 5.00 products per checking account by December 2007;

  using our branch-based systems aimed at assessing and monitoring our clients’ use of our products so as to channel them to the proper selling, delivery and trading platforms; and

  developing diverse products tailored to the needs of both our existing and potential clients.

     Build on the Bank-Insurance Model to maintain profitability and consolidate leadership in the insurance sector.

     Our goal is to have our customers look to us first for all of their banking, insurance and pension needs. We believe that we are in an especially good position to capitalize on the synergies among banking, insurance, pension and other financial activities, since we are able to sell our traditional banking, insurance and pension products through our branches, our brokers and sales offices network and Internet distribution services. We also believe that our expertise and creativity will allow us to develop new and efficient distribution channels to maintain our good position.

     At the same time, we are looking to increase the profitability of our insurance and pension plan businesses by using our profitability measures, instead of the volume of premiums underwritten or amounts deposited, as follows:

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

-	entering into hedging transactions, so as to avoid mismatches between the actual rate of inflation and provisions for interest rate and inflation adjustments in long-term contracts; and

-	entering into reinsurance agreements with well-known reinsurers.

     Increase banking revenues, profitability and shareholder value by strengthening our loan operations and expanding our new products and services.

     Our strategy to increase revenues and profitability of our banking operations is focused on:

  building our traditional deposit-taking and lending activities by improving the quality of our portfolio, through risk mitigation plans as well as more stringent application of credit standards to our customers through credit granting ratings;

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

     We understand that in the coming years, the development of Brazilian financial institutions will rely on organic growth. We also believe that growth opportunities will be restricted to the acquisition of smaller institutions made available through privatizations. However, there are still some financial institutions in newer segments, such as consumer financing, credit cards and investment banking that could possibly be acquired. Therefore, we evaluate potential strategic alliances and consolidation opportunities, including proposed privatizations and acquisitions, as well as other methods that offer potential opportunities either to increase our market share or to improve our efficiency. In addition to focusing on value and asset quality, we consider the potential operating synergies, opportunities for cross-selling, acquisition of know-how and other advantages of a potential alliance or acquisitions. Our analysis of potential opportunities is driven by the impact they may have on our results.

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

  international banking; and

  asset management services.

     Our diverse customer base includes individuals and small, midsized and large companies in Brazil. Historically we have cultivated a stronger presence among the broadest segment of the Brazilian market, consisting primarily of middle- and low-income individuals. Since 1999, we have built our corporate department, which serves our corporate clients who have annual revenues of R$180 million or more, and a private banking department, which serves individual clients who have minimum net assets of R$1 million. In 2002, we created Bradesco Companies (Bradesco Empresas) which is responsible for corporate clients that have an annual income of between R$15 and R$180 million, with the goal of expanding our business in the middle corporate market sector. In May 2003, we launched Bradesco Prime, a new division of Bradesco that offers services to individual clients who either have a monthly income of at least R$4,000 or have R$50,000 available for immediate investment. Bradesco Retail (Bradesco Varejo) is our division responsible for the corporate clients that have an annual income lower than R$15.0 million and the individual clients that have a monthly income lower than R$4,000.

     The following diagram shows the breakdown of our banking activities as of December 31, 2006:

     The following table sets forth selected financial data for our banking segment for the periods indicated. The total amounts per segment shown in the table below may not correspond to the amounts shown on a consolidated basis, as they do not take into account other immaterial segments, and were subject to adjustments, reclassifications and eliminations for inter-company transactions.

	As of and for the year ended December 31,

	2004	2005	2006

	(R$ in million)
Income statement data:
Net interest income(1)	R$9,861	R$12,892	R$15,054
Provision for loan losses	(1,429)	(1,823)	(3,770)
Non-interest income(1)	6,370	8,177	9,713
Non-interest expense	(11,418)	(13,418)	(15,824)
Income before taxes and minority interest (1)	3,384	5,828	5,173
Taxes on income	(457)	(1,570)	(1,348)
Income before minority interest (1)	2,927	4,258	3,825
Minority interest	(8)	(2)	1

Net Income	R$2,919	R$4,256	R$3,826

Balance sheet data:
Total assets	144,796	165,072	206,870

Selected results of operations data:
Interest income:
Interest on loans	R$12,812	R$17,236	R$21,281
Interest on securities	1,496	3,548	2,225
Interest on federal funds sold and securities purchased under agreements to
resell	2,738	2,018	2,177
Interbank deposits	132	311	358
Compulsory deposits with the Central Bank	1,542	2,160	1,998
Others	73	60	59

Interest expense:
Interest on deposits	(5,008)	(6,944)	(6,230)
Interest on federal funds purchased and securities sold under agreements to
repurchase	(2,390)	(3,862)	(3,936)
Interest on short-term borrowing and on long-term debt	(1,534)	(1,635)	(2,878)

Net Interest Income	9,861	12,892	15,054

Fee and commission income	R$3,885	R$4,687	R$5,981
_______________
(1)	Includes income from related parties outside of the banking segment.

Deposit-taking Activities

     We offer a variety of deposit products and services to our customers through our branches, including:

  checking accounts, which do not bear interest;

  investment deposit accounts which permit financial transactions to be made without CPMF charges;

  traditional savings accounts, which currently earn the Brazilian reference rate, the taxa referencial, known as the “TR,” plus 6.17% in annual interest;

  time deposits, which are represented by certificados de depósito bancário (Bank Deposit Certificates, or “CDBs”), and earn interest at a fixed or floating rate; and

  interbank deposits exclusively from financial institutions, which are represented by certificados de depósito interbancário (Interbank Deposit Certificates, or “CDIs”), and which earn the interbank deposit rate.

     At December 31, 2006, we had 16.846 million checking accounts, with 15.861 million individual account holders, 985,000 corporate account holders and 35.2 million savings accounts. As of December 31, 2006, our deposits (excluding deposits from financial institutions) totaled R$83.6 billion and we had an 18.3% share of the Brazilian savings deposit market, according to the Central Bank.

     The following table sets forth a breakdown by product type of our deposits at the dates indicated:

	December 31,

	2004		2005		2006

	(R$ in million, except %)
Deposits from Customers:

Demand deposits	R$15,384	22.4%	R$16,223	21.5%	R$21,081	25.1%
Reais	15,155	22.1	16,026	21.2	20,763	24.7
Foreign currency	229	0.3	197	0.3	318	0.4

Savings deposits	24,783	36.1	26,201	34.7	27,613	32.9
Reais	24,783	36.1	26,201	34.7	27,613	32.9
Term deposits/certificates of deposit
	28,460	41.5	32,837	43.6	34,941	41.6
Reais	26,246	38.3	30,434	40.4	31,810	37.9
Foreign currency	2,214	3.2	2,403	3.2	3,131	3.7

Total deposits from
customers	68,627	100.0	75,261	99.8	83,635	99.6

Deposits from financial institutions	20	-	146	0.2	290	0.4

Total	R$68,647	100.0%	R$75,407	100.0%	R$83,925	100.0%

     We offer our clients some additional special services, such as:

  the “Easy-Checking Account,” a combination checking account and savings account in which, after the lapse of a pre-set period (the length of which is determined by regulation), deposited funds earn interest at the same rate as our savings accounts, unlike our ordinary checking accounts, which earn no interest;

  “identified deposits,” which allow our clients to identify deposits made in favor of a third party through the use of a personal identification number; and

  real-time banking transfers from a checking, savings or investment account to or between another checking, savings or investment accounts, including accounts at other banks.

     Credit Operations

     The following table sets forth a breakdown by product type of our credit operations in Brazil, in each case at the dates indicated:

	December 31,

	2004	2005	2006

Loans outstanding by product type:	(R$ in million)

Consumer credit operations	R$16,282	R$26,137	R$29,302
Real estate financing	1,370	1,355	1,845
Loans from Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”)	7,219	8,240	9,694
Other local corporate loans	16,124	20,450	22,910
Agricultural credit	6,034	6,369	7,399
Leasing	1,626	2,491	3,842
Credit Cards	1,289	1,830	2,652
Import and export financings	9,423	11,167	14,399
Other foreign loans	1,588	1,900	1,546
Other public sector loans	15	49	62

Total	60,970	79,988	93,651

Non-performing loans	2,206	2,701	4,284

Total	R$63,176	R$82,689	R$97,935

     The following table sets forth a summary of the concentration of our outstanding loans by borrower size.

	December 31,

	2004	2005	2006

Borrower size:
Largest borrower	1.4%	1.1%	1.2%
10 largest borrowers	8.9	7.0	6.1
20 largest borrowers	13.0	10.5	9.5
50 largest borrowers	20.7	16.8	15.8
100 largest borrowers	26.4%	22.0%	21.0%

Consumer Credit Operations

     We provide a significant volume of personal loans to individual customers. This allows us to diminish the impact of individual loans on the performance of our portfolio and helps to build customer loyalty. Such loans consist primarily of:

  short-term loans, extended by our branches to holders of our checking accounts and, within certain limits, through our ATM network. These short-term loans have an average maturity of two months and an average interest rate of 5.29% per month as of December 31, 2006;

  automobile financing loans, which have an average maturity of thirteen months and an average interest rate of 1.83% per month as of December 31, 2006; and

  overdraft loans on checking accounts, which are, on average, repaid in one month and have interest rates varying from 4.45% to 8.01% per month as of December 31, 2006.

     We also provide revolving credit facilities and traditional term loans. At December 31, 2006, we had outstanding advances, overdrafts, automobile financings, consumer loans and revolving credit loans in an aggregate amount of R$29.3 billion, representing 29.9% of our credit portfolio as of that date. On the basis of loans outstanding at that date, we had a 16.79% share of the Brazilian consumer loan market, according to information published by the Central Bank.

     Banco Finasa, our financing subsidiary, provides consumers with financing for the purchase of light transportation vehicles, other goods and services, leasing and personal loans. Banco Finasa runs its sale and promotional activities through its wholly-owned subsidiary, Finasa Promotora de Vendas Ltda. As of December 31, 2006, Finasa Promotora operated 381 branches throughout Brazil, as well as sales offices located in 16,839 vehicle stores and 23,054 stores that sell furniture, tourism services, auto parts, information technology programs, construction materials, clothing and shoes, among others. As of December 31, 2006, Finasa Promotora de Vendas had 4,821 employees, 78% of whom focused on sales promotion.

Real Estate Financing

     At December 31, 2006, we had 29,860 outstanding real estate loans and had financed 38.7% of the residential units constructed by the civil construction sector during 2006, according to information published by the Central Bank. On December 31, 2006, the aggregate outstanding amount of our real estate loans amounted to R$1.8 billion, representing 1.9% of our loan portfolio.

     Our real estate loans are granted by the Sistema Financeiro Habitacional, which we call the “SFH,” or the Carteira Hipotecária Habitacional, which we call the “CHH”. Loans from SFH or CHH are made at annual interest rates that vary between 8% to 16% plus TR, in case of variable installments, or between 13.5% to 18%, in case of fixed installments. Residential loans of SFH and CHH have stated maturities of five to twenty years.

     Our construction loans granted to individuals matures up to 12 months from the completion of the construction and a repayment period lasting up to 15 years. Payments are made on a floating rate basis of TR plus an annual interest rate of 12% for the SFH loans.

     We also extend financing to corporate plans under the SFH. These loans are for construction purposes and typically have a maturity of up to 24 months from the completion of the construction and repayment begins within two years after the approval of the construction. We make these loans on a floating-rate basis of TR plus an annual interest rate of 12% during the construction stage for SFH loans, and TR plus an annual interest rate of 16% for CHH loans.

     Central Bank regulations require us to provide an amount of residential real estate financing equal to at least 65% of the balance of our savings accounts. In addition to direct residential real estate loans, mortgage notes and charged-off residential real-estate loans, Central Bank regulations provide that other financings can be used to satisfy this requirement. We generally do not finance more than 80% of the purchase price or the market value of a property, whichever is lower.

     We currently hold 9.1% of the voting capital of Companhia Brasileira de Securitização, also known as “CIBRASEC.” CIBRASEC is a special purpose vehicle controlled by several Brazilian financial institutions that is engaged in the securitization of housing loans.

     On-lending of BNDES Loans

     The Brazilian government has a program to provide government-funded long-term loans with below-market interest rates to sectors of the economy that it has targeted for development. We borrow funds under this program from either (i) Banco Nacional de Desenvolvimento Econômico e Social, which we call “BNDES,” which is a Brazilian development bank wholly-owned by the federal government, or (2) Agência Especial de Financiamento Industrial—Finame, which we call “Finame,” the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on the loans based on the borrowers’ credit. Although we bear the risk for these on-lending transactions before BNDES and Finame, it is always secured. For further information on our BNDES loans, see note 14(a) to our consolidated financial statements.

     According to BNDES, we are the biggest bank on-lender of BNDES loans, which we lend primarily to small corporate customers in the industrial sector. Our on-lending portfolio was R$9.7 billion on December 31, 2006, representing 9.9% of our credit portfolio at that date.

Other Corporate Lending

     We provide traditional loans for the ongoing needs of our corporate clients. We had R$22.9 billion of outstanding corporate loans, accounting for approximately 23.4% of our credit portfolio at December 31, 2006. We offer a range of loans to our Brazilian corporate clients, including:

  short-term loans of twenty-nine days or less;

  working capital loans to cover our customers’ cash needs;

  guaranteed checking accounts;

  discounting of trade receivables, promissory notes, checks and money orders; and

  merchandise financing.

     These lending products generally bear an interest rate of between 1.96% and 6.36% per month.

Agricultural Loans

     We extend loans to the agricultural sector by financing demand deposits, BNDES on-lendings and our own resources, in accordance with Central Bank regulations. At December 31, 2006, we had R$7.4 billion in outstanding agricultural loans, representing 7.6% of our credit portfolio. In accordance with Central Bank regulations, we extend loans using funds from our compulsory deposits at a fixed rate. The annual fixed rate was 8.75% at December 31, 2006. The maturity of these loans generally matches agricultural cycles and the principal becomes due at the time a crop is sold, except BNDES agricultural on-lendings, which are valid for up to a five-year term and require repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

     Current Central Bank regulations require us to use at least 25.0% of our checking account deposits to provide loans to the agricultural sector. If we do not meet the 25.0% threshold, we must deposit the unused amount in a non-interest-bearing account with the Central Bank.

Micro Credit

     We extend micro credit to low-income individuals and small companies, in accordance with Central Bank regulations requiring that banks direct 2% of their cash deposits to such loans. We began extending such micro credits in August 2003. At December 31, 2006, we had 73,916 micro credit loans outstanding, totaling R$20.5 million and representing 0.02% of our credit portfolio.

     In accordance with Central Bank regulations, the micro credit loans have a maximum effective interest rate of 2.0% per month, in most of cases. However, micro credit loans for a pre-defined production have a maximum effective interest rate of 4.0% per month. The CMN establishes that the maximum amount loaned to a borrower be limited to (i) R$1,000 for individuals in general, (ii) R$3,000 for individuals developing certain professional, commercial or industrial activities, (iii) R$3,000 for micro companies, and (iv) R$10,000 for a pre-defined production. In addition, terms of micro credit loans cannot be shorter than 120 days, and the loan granting fee must vary from 2.0% to 4.0% of the value of the credit raised.

Leasing Operations

     According to ABEL – Associação Brasileira das Empresas de Leasing, as of December 31, 2006, the value of our outstanding leases was one of the largest among private leasing operations in Brazil, as measured by the discounted present value of our leasing portfolio. In addition, the aggregate discounted present value of the leasing portfolios of leasing companies in Brazil on December 31, 2006 was R$34.0 billion, of which we had a market share of 11.54% .

     On December 31, 2006, we held 111,154 outstanding leases with an aggregate value of R$3.8 billion, representing 3.9% of our credit portfolio. The size of our leasing portfolio was R$2.5 billion (approximately 54,600 contracts) at December 31, 2005 and R$1.6 billion (approximately 28,400 contracts) at December 31, 2004.

     The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

     Most of our leases are financial (as opposed to operational) leases, and our leasing operations primarily involve the leasing of cars, trucks, material handlers, aircraft and heavy machinery. In 2006, 68.9% of our outstanding leases were automobile leases, as compared to 77.3% for the Brazilian leasing market as a whole.

     As of December 31, 2006, we conducted our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Banco Finasa.

     We obtain funding for our leasing operations primarily through the issuance of debentures and notes in the domestic market. At December 31, 2006, Bradesco Leasing had R$28.4 billion of debentures outstanding in the domestic market. These debentures will mature in 2025.

     On June 28, 2006, CVM approved the second program of public distribution of debentures of Bradesco Leasing in an amount of up to R$10.0 billion and valid for a two-year term. Under this program, Bradesco Leasing issued and fully placed 65,000,000 unsecured debentures in an aggregate amount of R$6.5 billion, R$100.00 each, as approved by CVM on July 19, 2006. These debentures will mature in 20 years from their issuance date (February 1, 2005) and bear interests at the CDI.

Terms of Leasing Agreements

     Financial leases represent a source of medium- and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions with respect to goods with an average life of five years or less, and 36 months for transactions with respect to goods with an average life greater than five years. There is no legally imposed maximum term for leasing contracts. At December 31, 2006 the remaining average maturity of contracts in our lease portfolio was 38 months.

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

Credit Cards

     We issued Brazil’s first credit cards in 1968, and as of December 31, 2006, we were one of Brazil’s largest independent credit card issuers, with 13.0 million credit cards and 4.9 million private label cards issued. We offer Visa, American Express, MasterCard and Private Label credit cards to our clients. As of December 31, 2006, our credit cards were accepted in over 24 million commercial and service establishments in more than 150 countries.

     In March 2006, we entered into an agreement with the controlling shareholders of American Express Company to acquire the total capital of its subsidiaries in Brazil that operate credit card and related businesses. We also acquired the exclusive rights, for at least ten years, to issue Centurion line credit cards in Brazil, including the Membership Rewards Program and the management of the establishment network for acceptance of American Express Cards in Brazil.

     In addition, in 2006 Banco Bradesco, Fidelity National Information Services, Inc. and Banco ABN AMRO Real executed an agreement to establish a partnership with the purpose of providing card processing services. The partnership runs through a new company, Fidelity Processadora e Serviços S.A. This partnership turned Fidelity into one of the largest card processing companies in Brazil.

     We earn revenues from our credit card operations through:

  fees on purchases paid by the commercial establishments;

  issuance fees and annual fees;

  interest on credit card balances and advances;

  interest and fees on cash withdrawals through ATMs;

  interest on cash advances to cover future payments owed to establishments that accept Visa credit cards; and

  several fees charged from cardholders and affiliated commercial establishments.

  We offer our customers the most complete line of credit cards and related services, including:

  credit cards for low-income customers, restricted for use in Brazil;

  credit cards accepted nationwide and internationally;

  credit cards directed toward high-net-worth customers, such as “Gold” and “Platinum” Visa, American Express and MasterCard. The highlights are the benefits of the Fidelity Programs, among which the Membership Rewards;

  cards which combine the features of credit and debit card in a single piece. Holders of these cards can use them to carry out traditional banking transactions as well as to purchase goods;

  For greater security, we are issuing chip-embedded credit cards for the whole client base, which allows holders to use passwords instead of signatures;

  corporate credit cards accepted nationwide and internationally;

  co-branded credit cards, which we offer through partnerships we have with traditional companies, such as airlines, retail stores , newspapers, magazines, automobile companies and others;

  “affinity” credit cards, which we offer through civil associations, such as sport clubs and non- governmental organizations;

  “Cred Mais” credit cards for employees of our payroll processing clients, which have more attractive revolving credit fees;

  Private label credit cards, which exclusively target retail clients in efforts to leverage the loyalty of our business and individual clients, and which may or may not have a flag for use outside the commercial establishment.

  “GiftCard”, which is a prepaid card sold as a gift to individuals;

  SMS – Bradesco Message Service, which allows the credit card holder to receive a text message in their mobile phone informing them that a transaction with its respective credit card has been made;

  CPB - Bradesco Ticket Card, a virtual card focused on the management and control of plane ticket expenses for corporations;

  Co-branded credit cards with Casas Bahia and with the Visa flag, which allows the holder to pay for purchases made at Casas Bahia stores in up to 24 monthly installments, as well as the use of the card in all establishments that accept Visa credit cards; and

  Bradesco Transportation Card, aimed at transportation companies, shipping companies, risk management companies and truck drivers, with multiple functions of prepaid and debit in account.

     As of December 31, 2006, we had more than 84 partners with whom we offered co-branded, affinity and private label credit cards. These relationships have allowed us to integrate our relationships with our clients, thereby offering our credit card customers banking products, such as financing and insurance services.

     Bradesco has had a long-term interest in environmental matters. In 1993, we launched the SOS Mata Atlântica card, which allocates a portion of its revenues to environmental causes.

     The following table sets forth a breakdown of credit cards we issued in Brazil for the years indicated:

Million	Year 2004	Year 2005	Year 2006

Card	46.4	47.6	58.0
Credit	7.6	8.6	13.0
Debit	38.8	37.4	40.1
Private Label	-	1.6	4.9

Revenue - R$	20,909.9	26,272.1	38,719.8
Credit	11,476.9	13,802.7	23,233.2
Debit	9,433.0	12,248.7	14,243.1
Private Label	-	220.7	1,243.5

Number of
Transactions	407.6	495.0	619.2
Credit	185.4	217.2	293.8
Debit	222.2	274.5	309.5
Private Label	-	3.3	15.9

     Debit Cards

     Customers who hold Bradesco Visa Electron debit cards can use them to make purchases at establishments and obtain advances at the BDN network in Brazil and the Visa Plus network worldwide. The amount paid is withdrawn from the cardholder’s Bradesco account, eliminating the inconvenience and bureaucracy of a check. We charge affiliated establishments a commission fee of 1.6% on each Visa Electron transaction. The total income from debit cards was R$14.2 billion in 2006, a 16.3% increase from 2005, as a result of an increase in the client base and the preference for this type of payment.

Prepaid cards

     In 2006, Bradesco was one of the main companies responsible for the increase in the portfolio of Visa Vale, a company created by Bradesco, Banco do Brasil and ABN Amro Bank based on the Government’s Workers’ Food Plan (Programa de Alimentaçâo ao Trabalhador, known as “PAT”). In 2006, Visa Vale had 1.2 million cards, an increase of 22.4% over 2005.

Receivables, Payment and Human Resource Management Solutions

Receiving and Payment Solutions

     In Brazil, the majority of consumers pay their bills in person at bank branches or at ATMs. In order to meet the cash management needs of our clients, both in the public and private sectors, we offer many electronic solutions for receipt and payment management, supported by a vast network of branches, correspondent banks and electronic channels, all of which aim to improve the speed and security of the transfer of resources and information.

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

Charging

     In 2006, we processed 979.2 million charging transactions, with a total aggregate amount of R$995.7 billion. In 2005, we processed 919.2 million payments, with a total aggregate amount of R$921.9 billion.

Collections

     In 2006, we processed 309.6 million tax payments, utility bills (even from Brazilian government directly or concessionaires) and payments to the beneficiaries of the social security system, with a total aggregate amount of R$178.8 billion. In 2005, we processed 271.8 million of such payments, with a total aggregate amount of R$160.7 billion, including:

  R$23.7 billion paid in 2006 for electricity, water, gas and telephone bills, out of which 24.1% was paid through automatic debit in checking and savings accounts; and

  R$126.3 billion paid in 2006 as tax collection.

Check-Custody Services

     As of December 31, 2006, we had 105,000 post-dated check -custody service accounts totaling R$3.6 billion. Post-dated checks are a means of term payment frequently used in Brazil, particularly in the retail and wholesale sectors. Under this system, clients pay their goods and services with future dated bank checks, which the seller deposits on an agreed upon later date, effectively extending the time in which payment must be made. We offer our clients who use our check-custody service various alternatives, such as electronic data selection and available credit lines for fund advances. In 2005, we had 218,000 post-dated check-custody services accounts totaling R$3.9 billion. The decrease we experienced in 2006 was largely related to the fact that one of our largest check-custody clients was acquired by one of our competitors. In addition, the use of post-dated checks is decreasing in Brazil as alternative payment forms, including credit cards, are increasing their popularity.

Suppliers and Taxes Payment

     We offer our corporate clients electronic payment services, which allow them to make payments and financial transfers to their suppliers and creditors, as well as pay taxes and public utility bills online. As of December 31, 2006, more than 400,000 companies were using these services. In 2006, we processed over 144.0 million payments and transfers, totaling R$549.7 billion. In 2005, we processed over 128.4 million payments and transfers, totaling R$470.3 billion.

     In 2006, R$28.8 billion was paid to beneficiaries and pensioners of INSS, representing 19.0% of the total number of INSS beneficiaries in that year.

Administrative Services and Human Resource Solutions

     We offer our corporate clients several electronic solutions for management of human resources and administrative services, including: payroll processing, employee checking accounts, “salary card” for employees who do not have accounts at Bradesco and the “company card”, for the payment of business trips and other company-related expenses. Once employees receive their salaries through this system, they may take advantage of various services, including overdraft protection and access to a broad ATM network.

Capital Markets and Investment Banking Services

Underwriting Services

     We have been among the leaders in domestic debt and equity underwriting in Brazil for more than ten years, for both fixed income and variable income securities.

     In 2006, we were involved in several equity and debt offerings, among which we highlight: (i) the equity offerings of the real estate companies Rossi Residencial S.A., Cyrela Brazil Realty S.A., Abyara Planejamento Imobiliário S.A., São Carlos Empreendimentos e Participações S.A. and LPS Brasil Consultoria de Imóveis, which amounted in the aggregate R$2.9 billion, (ii) the first issuance of debentures of BNDES Participações S.A. in the total amount of R$600 million, (iii) the seventh issuance of debentures of Companhia Vale do Rio Doce in the amount of R$5.5 billion, (iv) the fifth issuance of debentures of Brasil Telecom S.A. in the total amount of R$1.1 billion, (v) the first issuance of debentures of TAM S.A. in the total amount of R$500.0 million, (vi) the third issuance of debentures of BV Leasing Arrendamento Mercantil S.A. in the total amount of R$2.0 million, and (vii) the first issuance of promissory notes of Sociedade para Participação em Rodovias – SPR in the total amount of R$220 million.

     On December 31, 2006, according to Anbid, we were ranked:

  second in “Placement of Securities,” with a total amount of R$5.3 billion in fixed income operations, and third in “Originations of Transactions,” with a total amount of R$5.4 billion in operations with fixed income securities.

     During 2006, we coordinated R$30 billion in equity and debt transactions, representing 28.6% of the issuances registered with the CVM. In 2005, we coordinated public issuances of equity and debt securities in the Brazilian market totaling R$26.9 billion, corresponding to 46.2% of all transactions registered with the CVM.

Advisory Services

     In 2006, our performance in public placements of quotas of investment funds in credit rights (Fundos de Investimento em Direitos Creditórios), which we call “FIDCs,” amounted R$1.6 billion. We highlight the following transactions: (i) FIDC Cemig Conta CRC at the total amount of R$ 900.0 million; (ii) FIDC CESP III at the total amount of R$650.0 million; (iii) FIDC Quero-Quero Financeiro at the total amount of R$51.0 million; and (iv) FIDC Marcopolo at the total amount of R$37.4 million. We were ranked second, according to Anbid by origination, senior quotas under the form of closed-end condominium, in 2006.

     In 2006, we advised and were creditor and administrative agent of Confidere Imobiliária e Incorporadora Ltda. on structuring of build–to-suit financing, in the amount of R$97.0 million, and Camil Alimentos S.A. on structuring of syndicated loan operation in the amount of R$95.0 million.

     In 2006, we advised Satélite Distribuidora de Petróleo S.A. on its association with ALE Combustíveis S.A., Açúcar Guarani S.A. (Grupo Tereos) on the acquisition of Companhia Energética São José, on our acquisition of the credit card operations and similar lines of products of American Express in Brazil and on our acquisition of Banco do Estado do Ceará S.A. – BEC.

     In 2006, we acted as financial advisor for structured projects under private-public partnership, which we call “PPP”, model. We are one of the pioneers in development of projects under PPP model.

     We acted as financial advisor on the transmission lines auction in November, 2006 for the Consórcio Ocidental, a consortium formed by Centrais Elétricas do Norte do Brasil S.A. and Neoenergia S.A., and on the new energy auction in October, 2006 for Energias do Brasil S.A.

     In addition, we advised Itumbiara Transmissora de Energia S.A., a company sponsored by Elecnor S.A., Grupo Isolux Corsán S.A. and Cobra Instalaciones y Servicios S.A., on the structuring of the R$489.0 million BNDES financing, for the implementation of a transmission line between Cuiabá, State of Mato Grosso, and Itumbiara, State of Minas Gerais.

     We financed, together with BNDES, PCH Santa Rosa, a 30 MW hydroelectric power plant, of Engevix Engenharia S.A., in the amount of R$80 million.

     We acted as union leader on financing of a plant with annual capacity of 475 thousand tonnes of PET for M&G Polímeros do Brasil S.A.

     We are currently acting as financial advisor (i) on the attainment of a long-term financing for Foz do Chapecó Energia S.A., a 855 MW hydroelectric power plant, of CPFL Geração de Energia S.A., Chapecoense Geração S.A. and CEEE – Companhia Estadual de Energia Elétrica, and (ii) on projects of Ceará Steel S.A.

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

     During 2006, Bradesco Corretora traded more than R$25.9 billion on Bovespa and, according to Bovespa, was ranked fourteenth in Brazil in terms of total trading volume.

     In addition, during 2006, Bradesco Corretora traded approximately 2.6 million futures, swaps, options and other contracts, with a total value of R$207.9 billion, on the Bolsa de Mercadorias e Futuros (the Brazilian Mercantile and Futures Market, which we call the “BM&F”). According to the BM&F, in 2006, Bradesco Corretora was ranked 27th in the Brazilian market, in terms of the number of options, futures and swaps contracts executed. In 2005, Bradesco Corretora traded 3.9 million of futures, swaps, options and other contracts, with a total amount of R$402.9 billion on BM&F and, according to BM&F, was ranked 20th in the Brazilian market.

     Bradesco Corretora has fifteen brokers covering retail investors and assisting our branch managers, nine brokers dedicated to Brazilian and foreign institutional investors and nine brokers dedicated to the BM&F. Bradesco Corretora has ten traders on BM&F’s floor and two floor assistants. Our branch managers are charged with the task of marketing the services that Bradesco Corretora offers.

     Bradesco Corretora offers its clients the ability to trade securities via the Internet through its “ShopInvest” service. In 2006, trading through “ShopInvest” totaled R$4.3 billion, corresponding, according to Bovespa, to 3.0% of all transactions carried out through the Internet on Bovespa and ranking Bradesco Corretora as the 6th largest Internet trader in the Brazilian market. In 2005, negotiations through ShopInvest totaled R$1.8 billion, corresponding, according to Bovespa, to 2.3% of all the transactions carried out through the Internet on Bovespa, ranking Bradesco Corretora as the eighth largest Internet trader in the Brazilian market.

     We also offer our clients the Direct Treasury Program, which allows individual clients to invest in Federal Public Securities through the Internet by registering with Bradesco Corretora through our website, www.bradesco.com.br.

     Bradesco Corretora also offers its services as a representative of non-resident investors in transactions carried out in the financial and capital markets, in accordance with the terms of CMN Resolution No. 2,689 which we refer to as “Resolution 2,689.” For more information regarding Resolution 2,689 see “Item 10. Additional Information—Exchange Controls.”

     Share, Custody and Controlling Services

     Through our infrastructure and specially trained personnel, we offer our clients several services, such as custody of securities, controllership, receivable funds, DR-depositary receipt, BDR-Brazilian depositary receipt, bookkeeping for shares, debentures and quotas of investments funds. These services have received a total of ten ISO 9001:2000 certifications and 3 GoodPriv@cy certifications.

     As of December 31, 2006:

Book-entry assets

  our system for registered shares had 178 companies, with a total of 2.5 million shareholders;

  our system for registered debentures had 50 companies with a total market value of R$60.6 billion;

  our system for registered quotas had 48 investment funds with a market value of R$22.7 billion; and

  we administered two BDR registered programs, with a market value of R$222.4 million.

Custody and Controlling Services

  our custodial services clients (funds, portfolios, receivables, DR and mutual funds) had total assets in custody of R$278.4 billion;

  we act as custodian for nine DR Programs registered, with market value of R$62.9 billion; and

  R$319.8 billion is the total net worth of the 920 investment funds and portfolios that used our controllership services.

Investment Banking Activities

     In February 2006, we incorporated Banco Bradesco BBI S.A., which we call “Bradesco BBI,” to be our investment bank and operate in the capital market, merger and acquisition, project financing, structured operations and treasury areas. Bradesco BBI provides services regarding origination, structuring of business, asset management and distribution, financial flow of funds and inventory of clients. In addition, Bradesco BBI manages the operations of BRAM - Bradesco Asset Management S.A. DTVM, which we call “BRAM,” Bradesco Corretora, Bradesco Securities Inc., which we call “Bradesco Securities,” and Bradesco Private Banking, our private banking segment.

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

     Our international operations are coordinated by our exchange department and supported by twelve operational units in Brazil, in addition to four additional support units and three foreign exchange platforms, located in Brazil’s principal exporting and importing centers.

     Revenues from Brazilian and Foreign Operations

     The table below provides for a breakdown of our revenues (interest income plus non-interest income) arising from our operations in Brazil and overseas for the periods indicated:

	December 31,

	2004		2005		2006

	R$ in million	%	R$ in million	%	R$ in million	%

Brazilian operations	R$37,228	98.0%	R$48,222	98.7%	R$53,923	98.7%
Overseas operations	777	2.0	641	1.3	736	1.3

Total	R$38,005	100.0%	R$48,863	100.0%	R$54,659	100.0%

Foreign Branches and Subsidiaries

     Our foreign branches and subsidiaries are principally engaged in financing Brazilian companies seeking external trade financing. Bradesco Luxemburg also provides services to the private banking segment. With the exception of Bradesco Services Japan, our branches also take deposits in foreign currency from corporate and individual clients and extend credit to Brazilian and non-Brazilian clients. The total assets of the foreign branches, excluding transactions between related parties, were R$13.9 billion as of December 31, 2006.

     Our foreign branches periodically issue debt securities. In addition to short-term financing obtained from international banking institutions for foreign trade financing, our foreign branches, together with our head office in Brazil, raised US$379.0 million in 2006 and US$901.0 million during 2005, through medium-term and long-term private placements. The low demand for working capital loans in foreign currency prevented Bradesco from accessing the international capital markets through public placements in 2006. The access to the international capital markets, through the issuance of debt securities, diversifies our sources of foreign currency denominated funding. In most Latin American companies, our access to funding through such issuances and our ability to diversify our sources of foreign currency denominated funding are, and will continue to be, subject to the domestic and international market conditions and international lender’s perception of emerging market risks.

     • Bradesco Argentina. With a view to expanding our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, with an initial capitalization of R$54.0 million. Bradesco Argentina’s general purpose is to extend financing, largely to Brazilian companies established in Argentina and, to a lesser extent, to Argentinean companies doing business with Brazil. At December 31, 2006, its total assets were R$44.8 million.

     • Bradesco Luxemburgo. In April 2002, we acquired the total issued and outstanding shares of Banque Banespa International S.A, in Luxembourg and changed its name to Banco Bradesco Luxembourg S.A. In September 2003, Mercantil Luxembourg was merged into Banco Bradesco Luxembourg and being Banco Bradesco Luxembourg was the surviving entity. On December 31, 2006, the total assets of this subsidiary were R$1,123.8 million.

     • Bradesco Services Japan. In October 2001, we incorporated Bradesco Services Japan to provide specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil. At December 31, 2006, its total assets were R$0.8 million.

     • Bradesco Securities U.S. Bradesco Securities U.S., our wholly-owned subsidiary, is a broker dealer in the United States. Its focus is on facilitating the purchase and sale of shares, primarily in the form of ADRs. The company is also authorized to deal with bonds, commercial paper and deposit certificates, among other securities, and to provide investment advisory services. Currently, we have more than ninety ADR programs for Brazilian companies that trade on the New York Stock Exchange. On December 31, 2006, Bradesco Securities had assets of R$48.8 million.

     • Cidade Capital Markets. In February 2002, Bradesco, through BCN, acquired Cidade Capital Markets in Grand Cayman, as part of our acquisition of its parent company Banco Cidade. At December 31, 2006, our subsidiary Cidade Capital Markets had R$72.7 million in assets.

Banking Operations in the United States

     In January 2004, the United States Federal Reserve Bank granted us permission to operate as a financial holding company in the United States. As a result, we are permitted to operate in the United States market, directly or through a subsidiary, and, among other things, may sell insurance, provide underwriting services, assist with private placements, portfolio management and merchant banking services and manage mutual fund portfolios. We have already begun to offer some of these services in the United States.

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

     Our foreign trade portfolio is funded primarily by credit lines with correspondent banks. We maintain relationships with various North American, European, Asian and Latin American financing institutions for this purpose, relying on our network, approximately 1,000 correspondent banks abroad, 89 of which granted funding facilities at the end of 2006.

     By December 31, 2006, the costs associated with the financing of exports had reached their lowest levels in recent years, ten basis points above Libor for the period of 180 days and 18 basis points above Libor for 360 days. In comparison to 2005, there was a reduction of five to six base points, demonstrating a substantial improvement in the international market’s perception of Brazilian risk.

     At December 31, 2006, the balance of our export financing transactions was R$12.9 billion and the balance of our import financing transactions was R$1.5 billion. The volume of our foreign exchange contracts for exports reached US$3.2 billion, a 29.3% increase over 2005. Based on Central Bank information, during 2006, we had a market share for foreign exchange contracts for exports of 22.3% .

During 2006, the volume of our foreign exchange contracts for imports reached US$13.4 billion, a 29.9% increase over 2005. In addition, our market share for foreign exchange contracts for import was 15.4%, based on Central Bank information.

     The following table sets forth the composition of our foreign trade portfolio at December 31, 2006:

December 31, 2006

Export Financing	(R$ in million)
Advances on Exchange Contracts (ACCs)	R$4,349
Advances on Export Contracts (ACEs)	1,534
Pre-payment of exports	3,906
On-lending of funds via BNDES/EXIM	2,528
Other	617

Total Export Financing	R$ 12,934

Import Financing
Foreign-exchange-denominated import financings	685
Withdrawal discounted from import	780

Total Import Financing	1,465

Total Foreign Trade Portfolio	14,399

Other Foreign Exchange Products

     In addition to foreign trade financing, we offer our customers other exchange services and products, such as:

  purchasing and selling of travelers’ checks and foreign currencies;

  cross border money transfers;

  collecting import receivables;

  cashing checks that are denominated in foreign currency; and

  structuring transactions in foreign currency.

Private Banking Services

     Bradesco Private Banking makes available for its high net worth individual clients liquid assets in excess of R$1.0 million for investments, an exclusive range of products and services, including assistance in asset allocation, fiscal and tax succeeding advice.

Asset Management

     We manage third-party assets by means of:

  mutual funds;

  individual and corporate investment portfolios;

  pension funds, including assets guaranteeing the technical reserves of Bradesco Vida e Previdência; and

  insurance companies, including assets guaranteeing the technical reserves of Bradesco Seguros.

     At December 31, 2006, we had R$147.1 billion of assets under management, representing (14.9% of Brazilian market share), R$129.1 billion of which managed by Bradesco Asset Management and R$18.0 billion in third party funds related to the management, custodial and controlling services of BEM DTVM.

     At December 31, 2006, we offered 563 funds and 104 portfolios over 3.3 million investors. We also offer a range of fixed asset, floating rate, money market and other funds. Currently we do not offer investments in highly leveraged funds.

     The following tables set forth the distribution of assets among our funds under management, the number of customers and the number of funds and customer portfolios as of the dates indicated:

	Distribution of Assets(1)

	December 31,

	2004	2005	2006

	(R$ in million)
Mutual Funds:
Fixed income	83,441	104,183	130,609
Variable income	2,812	3,357	5,228
Third party share funds	5,067	5,103	4,068

Total	91,320	112,643	139,905
Managed Customer Portfolios
Fixed income	5,922	6,340	4,265
Variable income	2,321	1,822	2,673
Third party share funds	77	377	265

Total	8,320	8,539	7,203

Overall Total	99,640	121,182	147,108

____________________
(1)	Calculated in accordance with the criteria used for Anbid Third Party Asset Management Global Banking.

	As of December 31,

	2004		2005		2006

	Quantity	Number of	Quantity	Number of	Quantit	Number of
		Quota holders		Quota holders	y	Quota holders

Mutual Funds	507	2,683,514	516	3,392,016	563	3,333,002
Portfolio	105	371	110	390	104	449

Overall Total	612	2,683,885	626	3,392,406	667	3,333,451

     We market our asset management products through our network of branches, our telephone banking services and our Internet-based investment site—ShopInvest. We are continuously working to improve the composition of our investments, through intense commercial analysis, as well as diversification of our funds in order to better serve our clients.

Consortia

     In Brazil, persons or entities that wish to acquire certain goods can form a group, known as a “consortium,” in which the members pool their resources to assist each other with the purchase of certain consumer goods. The purpose of a consortium is to acquire goods, and Brazilian law forbids the formation of consortia for investment purposes.

     In January 2003, our subsidiary Bradesco Consórcios initiated the sale of consortium memberships, known as “quotas,” to our clients. Since May 2004, Bradesco Consórcios has been the leader in the real estate segment and since December 2004, it has also been the leader in the vehicle segment. On December 31, 2006, Bradesco Consórcios registered total sales of over 289,453 quotas, with a total billed amount of approximately R$8.9 billion and a net profit income of R$106.9 million. Bradesco Consórcios acts as the administrator for the consortia, which are formed to purchase real estates, automobiles, trucks, tractors and agricultural equipments.

Insurance, Pension Plans and Certificated Savings Plans

     The diagram below shows the principal elements of our insurance, pension plans and certificated savings plans segment as of December 31, 2006:

     The following table sets forth selected financial data for our insurance, pension plans and certificated savings plans segment for the periods indicated. The total amounts per segment shown in the table below may not correspond to the amounts shown on a consolidated basis, as they do not take into account other immaterial segments, and were subject to adjustments, reclassifications and eliminations for inter-company transactions.

	As of and for the year ended
	December 31,

	2004	2005	2006

	(R$ in million)
Income statement data
Net interest income(1)	R$4,937	R$5,938	R$ 6,476
Non-interest income(1)	7,794	9,374	10,307
Non-interest expense	(12,201)	(12,428)	(13,407)

Income before taxes and minority interest(1)	530	2,884	3,376
Tax on income	(138)	(858)	(918)

Income before minority interest(1)	392	2,026	2,458
Minority interest	(4)	(9)	(16)

Net Income(1)	R$388	R$2,017	R$2,442

Balance sheet data
Total assets	R$40,840	R$49,670	R$61,208

Selected results of operations data
Insurance premiums:
Premiums of life insurance and personal accidents	1,615	1,787	1,779
Health insurance premiums	3,036	3,518	3,918
Automobile, property and casualty insurance premiums	2,113	2,500	2,424

Total	R$6,764	R$7,805	R$8,121

Pension plan income	374	377	791
Interest income from insurance, pension plans, certificated
savings plans and pension investment contracts	4,937	5,938	6,476
Changes in technical provisions for insurance, pension plans,
certificated savings plans and pension investment contracts	(4,326)	(3,939)	(4,199)
Insurance claims	(4,822)	(5,501)	(6,124)
Pension plan operating expenses	R$(751)	R$(505)	R$(560)
_______________
(1)	Includes income from related parties outside the segment.

     Insurance

     We offer insurance products through a number of different entities, which we refer to, collectively, as Grupo Bradesco de Seguros e Previdência. Grupo Bradesco de Seguros e Previdência was the largest insurer group in Brazil in 2006 based on total revenues and technical provisions, according to information published by Susep and ANS. Grupo Bradesco de Seguros e Previdência provides a wide range of insurance products to companies and individuals in Brazil. According to the annual publication of Fundacion Mapfre in Spain, Grupo Bradesco de Seguros e Previdência was the greatest insurance and pension plan group in Latin America in 2005. It offers insurance products both on an individual basis and to corporate clients for the purpose of insuring their employees. Its products include health, life, accident, automobile and property and casualty insurance.

     Health Insurance

     Health insurance insures policyholders for covered medical expenses. We offer our health insurance through our subsidiary Bradesco Saúde. At December 31, 2006, Bradesco Saúde had 2.6 million health and dental policyholders, including holders of individual or family plans, and corporate insurance plans. Approximately 12,000 companies in Brazil have health insurance policies underwritten by Bradesco Saúde, including 29 of the country’s 100 largest companies.

     Bradesco Saúde currently has one of the largest health insurance networks in Brazil. As of December 31, 2006, it included approximately 9,000 laboratories, 9,500 specialized clinics, 14,400 physicians, 3,000 hospitals, 1,200 dental clinics and 5,500 dentists located throughout the country.

     Personal Insurance

     Bradesco Seguros offers life and personal accident insurance products to approximately 9.3 million customers through its subsidiary Bradesco Vida e Previdência.

     Automobiles, Property and Liability

     We provide automobile, basic lines and liability products through our subsidiary Bradesco Auto/RE. Our automobile insurance covers policyholders’ losses resulting from vehicle theft, damage to vehicles, personal injury and injury to third parties. Mass insurance is geared towards (i) individuals, particularly those with residential and/or equipment related risks and (ii) with small and medium sized companies.

     Among mass basic lines, Bradesco Auto/RE offers the residential ticket, a product with a medium to low premium, but high profitability. In the corporate basic lines and liability segment, Bradesco Auto/RE has an exclusive highly specialized insurance team, which allows us to provide large business groups with tailor-made services and products to their specific needs. Among corporate basic lines, Bradesco Auto/RE offers the operating risks, named and oil insurance policies.

     In 2006, Bradesco Auto/RE had 1.3 million insured automobiles and 0.9 million basic lines policies and tickets. Bradesco Auto/RE is one of the largest companies in the country in terms of sales.

     Sales of Insurance Products

     We sell our insurance products through exclusive brokers in our branch network, as well as through non-exclusive brokers throughout Brazil. Bradesco Seguros pays the brokers’ fees on a commission basis. At December 31, 2006, 30,429 brokers offered our insurance policies to the public. We also offer certain automobile, health, property and casualty insurance products directly through our website.

     Pricing

     Statistical experience of each insurance company drives pricing for individual health insurance policies in Brazil, which assumes geographical life expectation, frequency and average medical and dental costs, in accordance with actuarial analysis and ANS.

     The price for personal insurance is determined based on the life expectation of each policyholder and the frequency of claims and the average damage experienced by Brazilian population. The exceeding amount over the limit of the reinsurance agreement is automatically transferred to the reinsurance company.

     The price determination of automobile insurance is influenced by the frequency and severity level of an individual’s claims, and takes into consideration many factors, such as place of use of the vehicle and its specific characteristics. In accordance with market practice, as of April 2004, we consider the client profile in the price determination of an automobile insurance policy.

     The profitability of personal automobile insurance partially depends on the identification and correction of disparity between premium levels and the expected claim costs. The premiums charged for the cover of damages to vehicles reflect the value of the insured automobile and, consequently, the premium levels partially reflect the sales volume of new automobiles. The number of insured automobiles increased 4.83% in 2006 compared to 2005.

     Pricing in the property and casualty insurance business is driven by claim frequency and average claim amount, as well as the specific characteristics of the insured party’s location. In the corporate basic lines, insurance prices are determined in accordance with each covered risk. In case of atypical type of coverage and/or covered amounts, we must consult the reinsurance company to obtain the basic terms of the contract.

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

     In 2006, Grupo Bradesco de Seguros e Previdência reinsured approximately R$355 million in insurance risks with the IRB. Although the reinsurance companies are liable for any risks they reinsure, the insurance companies remain primarily responsible as the direct insurers on all reinsured risks and not only on the amounts reinsured by them.

     The Brazilian National Congress enacted the Supplementary Law no. 126/07, which extinguished the monopoly of IRB upon opening the reinsurance market to competition in Brazil. The effectiveness of such law depends on regulation by CNSP over the requirements to be met by reinsurance companies for receiving reinsurance assignments originated in the country.

Pension Plans

     We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now the leading pension plan manager in Brazil as measured by pension plan contributions, investment portfolio and technical provisions, based on information published by the National Association of Private Pension Plans, known as “Anapp,” and Susep

     Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions are VGBL, PGBL and Fundos de Aposentadoria Individual, which we call “FAPI.” VGBLs and PGBLs are plans exempted from withholding taxes on income generated by the fund portfolio. FAPI allows the participants to reduce their taxable income by the amount of their pension plans contributions, up to a limit of 12% of their overall gross income. Participants in these types of funds are taxed upon redemption of their shares, or reception of benefits.

     In 2006, the pension funds managed by Bradesco Vida e Previdência accounted for 43.4% of VGBL, 30.6% of PGBL and 22.1% of traditional pension plans in Brazil, according to Anapp.

     In 2006, Bradesco Vida e Previdência accounted for 38.6% of the supplementary pension plan market and VGBL market in terms of contributions, according to Susep. As of December 31, 2006, Bradesco Vida e Previdência accounted for 42.0% of all supplementary pension plan assets under management according to Anapp.

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

     Our revenues from pension plan management have risen by an average of 20.9% over the past five years, in large part due to increased sales of our products through our branch network.

     We manage pension plans and VGBL covering more than 1.7 million participants, 74.8% of whom are members of individual plans, and the remainder of whom are individual members of corporate plans. Corporate plans account for 25.2% of our technical reserves.

     Under VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL by up to 12.0% of the participant’s complete taxable income. According to applicable law, the redemption and the benefits realized are subject to a withholding tax. Companies in Brazil can establish VGBL and PGBL plans for the benefit of their employees. As of December 31, 2006, Bradesco Vida e Previdência managed R$18,734 million in VGBL and R$8,198 million in PGBL plans. Bradesco Vida e Previdência also managed R$15,767 million in supplementary pension plans.

     We are using VGBLs and PGBLs to replace a number of guaranteed-return plans, as guaranteed-return plans pose more risk to us. Guaranteed-return plans guarantee participants a minimum return during the period they make their contributions. The amount of return corresponds to the amount invested at a rate of TR plus a spread of up to 6% per year. To minimize market fluctuations, we hedge our risk arising from these guaranteed-return plans with investments in Brazilian government treasury notes. Conversely, VGBLs and PGBLs do not have such a guarantee.

     In accordance with US GAAP, we consider VGBLs, PGBLs and FAPIs to be pension investment contracts.

     Bradesco Vida e Previdência also offers pension plans to its corporate customers, most of these plans are tailored to the needs of a specific corporate customer.

     Bradesco Vida e Previdência earns revenues primarily by charging:

  pension plans contributions, premiums of life insurance, personal accidents and VGBL; and

  revenues from management fees which are charged from the policyholders in accordance with mathematic technical provisions.

Certificated Savings Plans

     Bradesco Capitalização offers to our clients certificated savings plans with the option of making either one contribution or monthly payments. Each savings plan varies in accordance with value (from R$7 to R$10,000), form of payment, contribution term and periodicity of drawings of cash premiums of up to R$2 million. It bears interest at a rate of TR plus 0.5% per month over the value of the mathematical provision. The certificated savings plans are redeemable by the holder after twelve months. As of December 31, 2006, we had approximately 4.5 million “traditional” certificated savings plans and approximately 9.7 million “assignment of raffle right” certificated savings plans, in view that the purpose of “assignment of raffle right” certificated savings plans is to add value to the product of the partner company or even incentive the non-delinquency of its clients, the bonds have reduced effectiveness term and grace period and low unit value of commercialization. As of December 31, 2006, Bradesco Capitalização had issued 14.2 million of certificated savings plans, which are held by more than 2.3 million clients.

     Bradesco Capitalização was the first certificated savings plan company in the country to receive the NBR ISO 9002 Certification, granted by Fundação Vanzolini. In December 2002, we had the above-mentioned certification updated to NBR ISO 9001:2000 Certification regarding our certificated savings plans management and on December 1, 2005 we received once again the certification of the quality system, based on the quality of our internal and management processes. Bradesco Capitalização was the first company in the sector to receive a “brAA” national rating from Standard & Poor’s. Its current rating is “brAAA.”

Treasury Activities

     Our treasury departments enter into transactions, including derivative transactions, mainly for hedging purposes (called the “macro hedge”). They enter into these transactions in accordance with limits set forth by our management, under guidelines established by our risk management area, utilizing a value at risk methodology. For more information about our risk methodology, see “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Risk and Risk Management—Market Risk.”

Distribution Channels

     We have the largest private-sector banking network in Brazil. In 2006, mainly as a result of BEC bank acquisition, we opened 87 new branches. Our branch network is complemented by alternative distribution channels such as special banking service posts on the premises of selected companies, ATMs, telephone banking services and Internet banking. In introducing new distribution systems, we have focused on enhancing our security as well as increasing efficiency.

     In addition, in order to foster stronger ties with our corporate clients, in 2006, we established an additional 91 banking service posts on the premises of selected corporate clients and 150 banking service posts in 2005, reaching a total of 2,542 banking service posts as of December 31, 2006. We offer the same products and services at these special posts as we offer in our branches.

     For information on our international branches as of December 31, 2006, see “Item 4.—Information on the Company—History and Development of the Company—Banking Activity—International Banking.”

     We also offer banking services in 5,585 Brazilian post offices and through our correspondent banking offices. For further information about this project, see “—History—Acquisitions in 2003 and 2004—Other Acquisitions.”

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

Bradesco Retail

     Bradesco Retail provides banking services to the population at large, mainly assisting individuals with monthly incomes of up to R$4,000, and companies with annual revenues of up to R$15.0 million, comprising more than 16 million clients carrying out millions of daily transactions at our 2,700 branches and 2,400 other service locations. We reward our biggest clients in this segment by providing them with personalized services.

Bradesco Corporate

     Bradesco Corporate was created in 1999 and targets companies which have annual revenues of more than R$180.0 million per year. We currently have 126 relationship managers offering a range of traditional as well as tailor-made products to these customers.

     Bradesco Corporate is ISO 9001:2000 certified for all its corporate structure, and provides exclusive customer service specialists for our corporate customers. We offer international partnership opportunities through UFJ-Japan, BBVA-Spain and BES-Portugal.

     We were the first Brazilian bank to carry out an operational agreement through a strategic alliance with UFJ Bank, enabling approximately 300,000 Brazilian residents in Japan to access our banking services from abroad.

     Bradesco Corporate also relies on a specialized structure, Asian Desk, to manage clients of Asian origin living in Brazil, and develops financial solutions in businesses with Japan and the rest of Asia.

     Bradesco Companies

     Bradesco Companies was implemented with the aim of attending to companies with revenues of R$15.0 million to R$180.0 million/year, through its 66 exclusive branches that are strategically positioned throughout Brazil.

     Bradesco Companies strives to offer excellent business management with respect to loans, financings, investments, foreign commerce, derivatives, cash management and structured transactions, seeking both the satisfaction of our clients’ and good results for the Organization.

     The Bradesco Companies’ team has 360 Relationship Managers who take part in Anbid’s Certification Program, and who assist an average of thirty-one economic groups representing 22,729 companies in various industries.

     Bradesco Companies manages assets in the amount of R$31.4 billion, among loan operations, guarantees, deposits, funds and charging.

Bradesco Private Banking

     Bradesco Private Banking, certified by ISO 9001:2000 as well as by “Good Priv@cy” (Data Protection – 2002 Edition) granted by International Quality Network, was created in 2000 to manage our relationship with high net worth individuals. Bradesco Private Banking seeks the most appropriate financial solution for each client by providing a tailor-made solution for each client that focuses on asset allocation assessment, fiscal, tax and estate planning.

Bradesco Prime

     Bradesco Prime was created to provide services to individuals with monthly incomes of at least R$4,000 or investments worth at least R$50,000.

     Bradesco Prime’s mission is to be the primary bank of such clients focusing on a high-quality relationship with the clients, as well as on providing appropriate solutions to their needs, with well-prepared teams, adding value to shareholders and employees, within the Bank’s ethical and professional standards.

     Bradesco Prime’s customers are provided with:

  exclusive facilities specifically designed to provide them with a high degree of comfort and privacy;

  personalized services provided by the relationship managers who manage a small number of portfolios, giving special attention to each client;

  large range of products and services, such as, “Bradesco Prime Checking Account”, which is a fidelity program that offers increasing benefits to the clients and promotes the relationship between the clients and Bradesco through the offer of such benefits; the “chat on-line”, which is a real time financial advisor, besides several investment funds specifically designed for Bradesco Prime clients; and

  Relation managers who are constantly working on their qualifications to meet the financial needs of our clients; all of them are enrolled in Anbid’s certification program.

     Bradesco Prime has the largest exclusive network for the high net worth individuals, with 208 exclusive branches throughout Brazil, for a customer base of 344,826 individual clients. We make available to all of Bradesco Prime’s clients independent and exclusive Internet banking and call center tools, besides the possibility to use Bradesco’s Branches and ATM machines throughout Brazil.

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

     Branch System

     The principal distribution channel for our banking services is our branch network. In addition to offering retail banking services, our branches serve as a distribution network for all of the other products and services we offer to our customers, including our payment processing and collection services, our private banking services and our asset management products. We market our leasing services through channels operated by our branch network, as well as directly through our wholly-owned subsidiary Bradesco Leasing. Bradesco Corretora and Bradesco Consórcios also market brokerage, trading and consortium services through our branches. Bradesco Vida e Previdência sells its products on a commission basis through 11,069 independent agents nationwide, most of whom are based in our facilities.

     We sell our insurance products and pension plans through our website and through exclusive brokers based in our network of bank branches, non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. At December 31, 2006, 30,429 brokers offered our insurance policies to the public. Our certificated savings plans are offered through our branches, the Internet, customer services and external distribution channels.

     The table below sets forth the distribution of sales of the indicated products through our branches and outside our branches:

	2004	2005	2006

	(% of total sales, per product)
Insurance products
Sales through the branches	38.5%	34.9%	35.6%
Sales outside the branches	61.5	65.1	64.4

Pension plans products
Sales through the branches	85.4	83.1	84.5
Sales outside the branches	14.6	16.9	15.5

Leasing products
Sales through the branches	91.2	78.1	65.7
Sales outside the branches	8.8	21.9	34.3

Certificated savings plans
Sales through the branches	89.7	90.0	91.0
Sales outside the branches	10.3%	10.0%	9.0%

Data processing

     We have two data processing centers, with twenty large-scale computers and 1,122 medium scale computers. All of our branches and ATMs have telecommunications services capable of exchanging data with any one of the two data processing centers.

Other service channels

     Our clients have easy access to carry out queries, financial transactions and acquisition of products and services made available at the self-service channels, Fone Fácil (Easy Phone), and Internet.

ATM

     Bradesco’s Self-Service Network has 24,099 ATMs located throughout Brazil and provides fast and practical access for a diverse range of products and services. Holders of debit cards in checking or savings accounts can also carry out withdrawals, issuance of statements and balances at any one of the 3,201 ATMs of Banco24Horas.

     In 2006, we recorded an average of over 5.0 million on-line and real time transactions per day; we set up 1,063 new ATM machines and replaced 1,828 machines.

Internet Services

     Bradesco is focused on providing innovative Internet services for its customers. Bradesco Dia&Noite manages an Internet portal with 43 websites, of which 30 are institutional and 13 are transactional.

     Bradesco Net Empresa caters exclusively to our corporate customers and allows them to have greater security in their banking transactions, through the Digital Certificate with electronic signature and the Bradesco Safety Key System. Companies that register for this service are able to optimize their businesses’ financial management, while having the ability to carry out 301 types of operations, among which are movements in checking and savings accounts, payments, charging and transference of files.

     Bradesco ShopInvest website provides our clients with several online options including: conducting transactions on the Bovespa, receiving online quotations, calculation simulations, acquisition of certificated savings plans, private pension plans and the provision of additional information on the financial markets.

     With detailed information about the lines offered, the Loans and Financings website – ShopCredit – makes available to individual and corporate clients the Bank’s complete portfolio. It still allows the use of calculation simulators for the operations of Personal Loans, CDC, Leasing, Real Estate Loans, Rural Loans, and Finame, among others.

     With the Bradesco Celular channel (access via cell phone), the Client may interact with the Bank through Mobile Technology and carry out payment of bills, transferences between accounts, cell phone charges, and queries about balances and Insurance information, Certificated Savings Plans, Financial Market Indexes and Quotations, and profitability of Investment Funds.

     In the Bradesco Cartões website, the clients of Bradesco Cards have at their disposal several online products and services, among which queries, rotating loans and requests;

     Cidadetran is Bradesco’s website catering exclusively for Forwarding Agents and Driving Schools, offering payment and financing solutions for all the fees and taxes related to vehicles and the National Drivers’ License (Carteira Nacional de Habilitação – CNH) of the State of São Paulo.

     In addition to the website that hosts all its products, www.bradesco.com.br, the Bank also maintain specific websites to assist the clients of the Bradesco Prime, Private, Companies and Corporate segments.

     This year, we recorded 890.3 million banking transactions through our Internet banking services, as follows:

  Internet Banking – 7.8 million registered users and 302.8 million transactions carried out;

  ShopInvest – 1.1 million registered users and 1.9 million transactions, which amounted to R$ 6.2 billion;

  ShopCredit – 17.8 million transactions were recorded;

  Net Empresa – 439,841 registered companies, resulting in 41.4 million transactions carried out, and WebTA (Web File Transmission) – a further 482.4 million transactions/operations carried out;

  Bradesco Cartões – 36.8 million transactions carried out; and

  Cidadetran – 7.1 million transactions/operations carried out.

Telephone Service

     Fone Fácil Bradesco provides telephone services 7 days a week with convenience, agility and security. By means of an electronic and personalized service, the Client obtains information, carries out transactions and acquires products and services related to their checking and savings accounts, credit cards and other products available on this channel. In 2006, we responded to 284.3 million calls, which have generated over 393.4 million transactions valued at R$9.0 billion.

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

     It also coordinates the actions required to be taken by us to fulfill the regulations issued by the Brazilian Central Bank, regarding the New Capital Basel Accord and Section 404 of the Sarbanes-Oxley Act.

     Market Risk Management

     Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indicators of the institution’s asset and liability portfolios.

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

Credit Risk Management

     Credit risk deals with the potential risk that a counterparty to a loan or other financial operation may not wish or be able to comply with their contractual obligations.

     We work constantly to mitigate potential credit risks by monitoring loan activities, developing, enhancing and preparing inventories for the granting of loans, developing recovery models, monitoring credit concentration and identifying previously unknown credit risks.

     In addition, we have focused our efforts on the utilization of advanced risk-assessment models and on the continuous improvement of our granting-loan processes. The benefits that we have achieved from these efforts are reflected in the quality and performance of our loan portfolio.

     We highlight the following aspects of our Credit and Risk Management efforts:

  the Executive Committee of Credit Risk holds a monthly meeting with our management to discuss some of the major facts and decisions related to credit risk;

  active participation in the process of improving client risk rating models, taking into consideration the particular characteristics of the business and product segments in which the Bank operates;

  participation in the evaluation of credit risks when products are created or reviewed;

  implementation of the system used to calculate projected and unexpected losses, in addition to the allocation of the corresponding capital;

  back testing and gauging of models used to assess credit portfolio risks;

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

  continuously revising and restructuring our internal processes, including roles and responsibilities capacity building, review of organizational structures and information technology demands; and

  a periodical review of projects related to our compliance with best practices and the requirements of BIS New Capital Accord.

Operational Risk Management

     Operational risks are those events that affect our clients or our business operations and that occur as a result of business interruption, system failure, error, omission, fraud or any other external event.

     We manage operational risks based on methodologies designed to allow, among other benefits, a decrease in unsubscribed regulatory capital and eventual losses from operational events.

     Such methodologies are aligned with the best practices in the market in operational risk management. Our risk management policies meet the guidelines enacted by the BIS New Capital Accord and the schedule set forth by the Central Bank.

     Pursuant to Resolution No. 3,380/06 of Central Bank, financial institutions are required to annually implement an operational risk management diligence, and publicly disclose a report with its results. Pursuant to this Resolution, financial institutions are required to, at least, (i) identify and evaluate, monitor, control and mitigate operational risks; (ii) document and storage all information regarding operational risk-related losses; (iii) prepare at least on annual basis a report with a description of deficiencies of operational risk control and management, and a plan for their on-time correction; (iv) conduct at least on annual basis tests to assess operational risks control systems in place; (v) prepare an operational risk management policy with attributions of roles and responsibilities of each member of the organization, and disseminate it to all their employees, and outsourced service providers; (vi) have a contingency plan to ensure the continuation of their activities and limit material losses from operational risks; and (vii) implement, maintain and disclaim an organized process of communication and information. The operating risk management policy is required to be approved and reviewed, at least on an annual basis, by the board of executive officers and board of directors.

     Our goal is to obtain a qualification from the Advanced Measurement Approach (AMA), which is a structure that enables a better understanding of an institution’s risk.

     In addition, we are currently evaluating a new systemic corporate platform. This platform will integrate, in a single database, the Operational Risk and Internal Controls Information (quantitative and qualitative portion of risk), and will meet the requirements set forth by Section 404 of the U.S. Sarbanes-Oxley Act.

Management of Internal Controls and Compliance

     We are continuously developing policies, systems and internal controls to mitigate potential losses generated by our risk exposure and to strengthen our existing corporate governance policies. We have also adopted additional methodologies and criteria for identification, classification, evaluation and monitoring of risks and their controls. Our dedicated staff and our investments in technology and training and recycling courses for our personnel have allowed us to create internal controls and compliance management that is effective and consistent with international standards in order to comply with foreign and Brazilian legal requirements.

     Our Internal Control Area is one of the units of the Risk Management and Compliance Department and is responsible for the preparation and disclosure of technical instructions, criteria and procedures related to internal controls and compliance. It reports directly to our Chief Executive Officer and provides periodic status reports to the Internal Controls and Compliance and Audit Committees, and the Board of Directors.

     Some of the key aspects of our risk management and compliance efforts are:

  implementation of an internal controls system structure based on methodology of the Committee of Sponsoring Organizations, which we call “COSO,” and on the framework of the Control Objectives for Information and Related Technology – Cobit regarding information technology environments, as well as adherence to the 13th Internal Control Principles defined by the Basel Committee. This structure reinforces the ongoing improvement in the identification process and assessment of controls and to mitigate risks, including the preparation of financial and accounting statements in accordance with Section 404 of the Sarbanes-Oxley Act;

  the compliance agents are responsible for the execution of identification activities, classification, evaluation and monitoring of risks and controls, as well as for the execution of tests of adherence, preparation and implementation of plans of action, in accordance with the standards established by the Internal Controls Area of the Risk Management and Compliance Department.

  implementation of SPB (Brazilian Payment System) management guarantees the efficiency of the system, which transmits electronic message among our banks and other participating institutions.In addition, we have an SPB Systemic Business Continuity Plan, developed to ensure that system failures are kept to a minimum; the Plan is continuously tested, and evidence reports are generated, which are published in our corporate intranet. For the manual-entry message systems, an internal access policy was created, which anticipates half-yearly meetings for the users who are licensed in our management’s systems.

  the TED (Online Cash Transfers) validation system is designed to reduce operating risks generated by the unauthorized transfer of funds from the Bradesco Group, providing a greater level of security and reliability in transactions;

  measures to prevent and combat money laundering in conformity with best corporate governance practices and which are based on the policies “Know your Client” and “Know your employee”. Training and awareness programs are provided to all employees. We are also constantly improving the technology to monitor financial movement in order to help identify transactions which could be, directly or indirectly, related to crimes preceding money laundering, defined in Law no. 9,613/98; and

  implementation of Information Security Management, represented by a series of measures comprised mainly of controls and a security policy designed to protect customer and corporate information. We have a formal structure, with specific objectives and responsibilities, for defining, maintaining and improving information security in the corporate environment.

Credit

     Our credit policy is focused on:

  ensuring the safety, quality, liquidity and diversification levels in the allocation of assets;

  search for flexibility and profitability in our business; and

  minimizing the risks inherent to credit operations.

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

     Our businesses are diversified, non-selective and focused on individuals and companies that demonstrate ability to pay and credit worthiness, and care is taken to ensure that the underlying guarantees are sufficient to support the obligations considering the reasons and terms of the credit granted, besides risk classification the loan would receive, under our classification of risk system. In Brazil, the risk rating system is divided into nine categories ranging from “excellent” to “uncollectible,” based on financial and economic considerations such as the credit profile and payment capacity of the borrower. See “Regulation and Supervision—Bank Regulations—Treatment of Overdue Debts.”

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

     We review the credit limits of our large corporate clients every 180 days. Credits extended to other customers, including individuals, small and midsized corporations, are reviewed every 90 days.

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
_______________
(1)	Branch with total deposits up to R$1,999,999.
(2)	Branch with total deposits between R$2,000,000 and R$5,999,999.
(3)	Branch with total deposits between R$6,000,000 and R$14,999,999.
(4)	Branch with total deposits above R$15,000,000.

     We use a specialized “credit scoring” evaluation system to analyze these loans, allowing us to build a level of flexibility and accountability, besides standardizing the procedures in the process of analyzing and deferring loans.

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

     If the branch manager is not authorized to approve the requested loan, the decision is submitted to our credit department and, if necessary, to higher levels of authority. The following table sets out the range within which each decision-making authority approves loans to individuals above R$50,000, irrespective of the type of credit support:

	Amount of loan

Decision-making authority	Minimum	Maximum

	(R$ in thousand)
Credit department	R$51	R$8,000
Credit director	8,001	10,000
Executive credit committee (Daily Meeting)	10,001	R$35,000
Executive credit committee (Plenary Meeting)	Over R$35,001	-

Corporate Credit Operations

     For corporate customers, depending on the proposed credit support and the size of the relevant branch, loans of up to R$400,000 are approved at the branch level. If the credit support offered is not within the limits established for approval at the branch level, the approval of the loan is submitted to the Credit Department and higher levels of authority.

     The following table sets out the limits within which branch managers may approve corporate loans, depending on the amount and the type of credit support offered.

Range of loan approval authority

	Loans with no real guarantees	Loan with real guarantees

Decision-making authority	(R$ in thousand)
Manager of very small branch (1)	R$0 to 10	R$0 to 60
Manager of small branch (2)	0 to 20	0 to 120
Manager of average branch (3)	0 to 30	0 to 240
Manager of large branch (4)	0 to 50	0 to 400
Manager of Bradesco Company branch (5)	R$0 to100	R$0 to 400
_______________
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

     The following table sets out the range within which each of our decision-making authorities approves loans for corporate customers above R$400,000, irrespective of the type of security offered:

	Amount of loan

	Minimum	Maximum

Decision-making authority	(R$ in thousand)
Credit department	R$401	R$8,000
Credit director	8,001	10,000
Executive credit committee (Daily Meeting)	10,001	35,000
Executive credit committee (Plenary Meeting)	Over R$35,001	-

     With the purpose of meeting the clients’ needs in the shortest possible term and with greater security, the credit department breaks down its analyses, using different methodologies and instruments for credit analysis in each segment, paying special attention to:

  In the Retail, Prime and Private segments – Individuals, the individual’s reputation and credit worthiness, the professional category/activity, the monthly income, the assets (personal and real property, eventual burdens and stakes in companies), the bank indebtedness and the history of their relationship with the Organization, paying attention, in the loan operations, to terms and current fees and to the guarantees involved.

  In the Retail segment – Corporate, in addition to the points above, taking into account that on this level of companies their activities get mixed with their owners’ persons, we must also consider the period of activity and the monthly revenues.

  In the Companies and Corporate segments, the management ability, the Company/Group’s positioning in the market, the size, the economic-financial evolution, the cash-generating ability, and the business perspectives, always encompassing the proponent, its parent company/subsidiaries, and the industry in which it is inserted.

Data Processing Systems

     We have two operations centers in Osasco and Alphaville (Barueri), in the state of São Paulo, the principal located in Osasco and the other in Alphaville. Our operation center in Alphaville is prepared to replace our operation center in Osasco in case of emergency and is also used for our systems development needs.

     To ensure the continuity of our operations in case of power outages, our operations centers have sufficient energy capacity to operate independently for seventy-two hours. If we have sufficient access to fuel, we have the capacity to provide ourselves with electricity indefinitely.

     We plan to reallocate our main operation center to a new building that is on final stage of construction. This building is being constructed in accordance with level four classification of Uptime Institute, or a 99.995% minimum availability.

     Funding

Deposit-taking Activities

     Our principal source of funding is deposits from Brazilian individuals and businesses. At December 31, 2006, our total deposits were R$83.9 billion, representing 36.1% of our total liabilities.

     We provide the following types of deposit accounts:

  checking accounts;

  deposit accounts for investments;

  savings accounts;

  time deposits;

  interbank deposits from financial institutions; and

  savings integrated to the investments account.

     The following table sets forth our total deposits, by type and source, as of the dates indicated:

				% of total
		December 31,		deposits

	2004	2005	2006	2006

	(R$ in million, except %)
From customers
Demand deposits	R$15,384	R$16,223	R$21,081	25.1%
Savings deposits	24,783	26,201	27,613	32.9
Time deposits	28,460	32,837	34,941	41.6
From financial institutions	20	146	290	0.4

Total	R$68,647	R$75,407	R$83,925	100.0%

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

  Savings deposits: We are required to deposit, in an account with the Central Bank, an amount in cash equivalent to 20.0% of the total average balance of our savings account deposits during the prior week. The account bears interest annually at TR plus interest rate of 6.17%; and

  Time deposits: We are required to deposit with the Central Bank, in the form of federal securities, 15.0% of the average balance of our time deposits exceeding R$30.0 million, less an additional R$300.0 million. The securities bear interest in accordance with market rates.

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

     Savings deposits in Brazil typically only pay interest on a floating basis of TR plus 6.17% per year, after funds have been left on deposit for at least one calendar month by individuals and non-profit entities, and 90 days by profit-corporations. Earnings in individual savings accounts are free from income tax.

     CDBs pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate. The breakdown between CDBs at pre-fixed rates and floating rates varies from time to time, depending on the market’s interest rate expectations.

     Cash deposits, investment deposits, savings accounts deposits, term deposits with or without issue of certificate, mortgage notes, bills of exchange, housing bonds, mortgage notes and deposits kept in accounts not movable through checks, aimed at recording and controlling the flow of resources referring to the rendering of salary payment and other compensations, pension and other similar services are guaranteed, by the Credit Guarantee Fund, known as “FGC,” up to R$60,000 per client, in the event of a bank’s liquidation.

     We issue CDIs to other financial institutions. Trading in CDIs is restricted to the interbank market. CDIs have a pre- or pos-fixed rate for one day or longer terms.

Other Funding Sources

     Our other funding sources include our capital markets operations, import/export operations and on-lending.

     The following table sets forth the source and amount of our other funding sources as of the dates indicated:

	December 31,

	2004	2005	2006

	(R$ in million)
Funding Sources:
Import/export financing	R$5,340	R$4,405	R$4,440
Internal funds on-lending	8,357	9,429	11,642
Leasing obligations	333	368	430
Capital markets:
Federal funds purchased and securities sold under
agreements to repurchase	16,532	22,886	42,875
Euronotes	1,619	1,503	1,235
Mortgage-backed securities	674	827	841
Subordinated notes	5,973	6,719	11,949
Debentures (non-convertible)	-	2,625	2,603
Securitization of credit card receivables	2,655	1,776	1,344
Commercial paper	2,920	2,661	1,225
Other	54	69	122

Total	R$44,457	R$53,268	R$78,706

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

Property, Plant and Equipment

     As of December 31, 2006, we owned 835 properties and leased 2,460 properties throughout Brazil, and six properties abroad, all of which we used for the operation of our branches network and performance of our business. We own the building where our headquarters are located in Cidade de Deus, Osasco, São Paulo - State of São Paulo. The majority of our lease property is leased under renewable contracts with terms of an average of 12 years.

Seasonality

     We believe that seasonality does not materially affect our business.

Competition

     We face significant competition in all of our principal areas of operation, as the Brazilian markets for financial and banking services are highly competitive. On December 31, 2006, there were 137 multiple-service banks providing a full range of commercial banking activities, consumer finance, investment banking and other services, 21 commercial banks, 18 investment banks and numerous brokerage firms, leasing, savings and loan and other financial institutions in Brazil. For further information of the risks related to competition, see “Item 3. Key Information—Risk Factors—Risks Relating to the company and the Brazilian Banking Industry—The increasingly competitive environment in the Brazilian banking and insurance industries may negatively affect our business prospects.”

     Public-sector banking institutions also play an important role in the banking industry, the largest segment of the financial system, and operate within the same legal and regulatory framework as the private-sector banks. The largest Brazilian financial institution in terms of assets is Banco do Brasil, which is government-owned. Banco do Brazil’s branch network is more extensive than ours. The private commercial banking sector is dominated, in terms of both total loans and total deposits, by five banks: us, Banco Itaú Holding Financeira S.A., also known as “Banco Itaú”, Banco Real, União de Bancos Brasileiros S.A., also known as “Unibanco,” and Banco Santander Banespa S.A., also known as “Banco Santander,” all of which have a strong national presence.

Banking

     In the commercial banking sector we compete for individual and corporate customers with other large Brazilian banks. Our primary banking competitors are Banco do Brasil, Banco Itaú, Banco Real, Banco Santander and Unibanco. The Brazilian banking industry has undergone some consolidation in recent years through acquisitions and privatization. For example, in 2003 Banco ABN AMRO Real acquired control of Banco Sudameris, becoming the sixth largest bank in Brazil in terms of assets, according to the Central Bank. In 2006, Banco Itaú purchased the Brazilian operations of BankBoston. This transaction has increased Banco Itaú’s client base by 300,000 and its overall assets by R$22 billion. This transaction has solidified Banco Itaú’s position as the second largest private sector bank in Brazil.

     The Brazilian banking industry has also been facing increasing competition from foreign banks in recent years. Besides Banco Santander, certain large United States, European and Asian banks, including Citibank, ABN AMRO and Hong Kong and Shanghai Banking Corporation, known as “HSBC,” are currently operating in Brazil. Other foreign banks could enter into the Brazilian market and increase its competitiveness. Foreign banks can also participate in the privatization process.

     Commercial banks also face increasing competition from other financial intermediaries that can provide larger companies with access to the capital markets as an alternative to bank loans. Since we are a multiple-service bank, we seek to maintain a competitive position in this respect through our investment bank.

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

     Credit Cards

     The Brazilian credit card market is highly competitive, with approximately 78.0 million credit cards issued as of December 31, 2006, according to Abecs. Our primary competitors are Banco do Brasil, Banco Itaú, Citibank and Unibanco. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and the relative benefits the cards offer.

     Other competition for credit cards exists in the form of post-dated checks, a popular means of term payment in Brazil in which customers pay for merchandise and services with future dated bank checks, effectively allowing payment in installments over a longer term. Because of their convenience and growing acceptance, we believe that credit cards will gradually replace post-dated checks.

     Leasing

     In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers (such as HP and IBM) and large banks (such as Banco Itaú, Banco Safra, Unibanco, Banco Real and Banco do Brasil). We currently enjoy certain competitive advantages, as we have the largest branch network among our private sector competitors. In addition, our size allows us to fund our leasing activities at more favorable rates, leading to lower interest rate charges for our customers.

     Asset Management

     The Brazilian asset management industry has grown significantly in recent years. In 2006, investment funds grew 26%, as compared to the previous year, mainly as a result of the significant amount of funds drawn by the Fixed Income and DI Referenced Funds that profited from the country’s high interest rates and the development of the FIDC industry that became an excellent funding instrument for companies. There has been an improvement in the regulations governing investment funds as a result of CVM Instruction 409, whose purpose is to increase transparency and information released to the investors. A highlight for the Long/Short, PIBB, Dividends and Small Caps funds. Our main competitors are Banco do Brasil, Banco Itaú, Caixa Econômica Federal and HSBC.

Insurance, Pension Plans and Certificated Savings Plans

     Insurance Sector

     Grupo Bradesco de Seguros e Previdência, the leading company with 26.3% market share, faces increased competition from a number of Brazilian and multinational corporations in all of its insurance operations.

     As of December 31, 2006, our primary competitors were Sul América Cia. Nacional Seguros, Itaú Seguros S.A, Unibanco AIG Seguros S.A., Porto Seguro Cia. de Seguros Gerais, Mapfre Seguradora S.A., Banco do Brasil and Tókio Marine, which represent in the aggregate approximately 48.0% of the total premiums generated in the market, pursuant to information from Susep and ANS. Although national companies underwrite the majority of the insurance business, we also face competition from local and regional companies primarily in the health insurance segment where they are able to operate at a lower cost or specialize in providing coverage to particular risk groups.

     Competition in the Brazilian insurance industry has changed dramatically in the past few years as foreign companies have begun to form joint ventures with Brazilian insurance companies that have expertise in the Brazilian market. For example, in 2002, the Dutch bank ING acquired an interest in one of the companies of the Sul América Group. The AIG group has been operating in the Brazilian insurance sector since 1996 through a joint venture with Unibanco. Hartford operates in Brazil through a joint venture with the Icatu Group. AXA, AGF, ACE, Generalli, Tokio Marine and other international insurers offer insurance products in Brazil through their own local facilities.

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

     Bradesco Vida e Previdência is currently the leader of the pension plan market, accounting for 42.0% of total assets under management in the sector as of December 2006, according to Anapp.

     We believe that the Bradesco brand name, together with our extensive branch network, strategy, pioneer work and product innovation, are our competitive advantages.

     Certificated Savings Plans

     The certificated savings plan market has been competitive since 1994 when exchange rates became more stable and inflation was reduced. As of December 31, 2006, Bradesco Capitalização was second in the industry ranking with 19.9% of the market on technical revenues and 20.5% in technical provisions, according to Susep.

     Our primary competitors in the certificated savings plans sector are Brasilcap Capitalização S.A., Itaú Capitalização S.A., Caixa Capitalização S.A, Icatu Hartford Capitalização S.A. and Unibanco Companhia de Capitalização. Offering low-cost products with a high number of drawings for prizes, financial stability and safety and brand recognition are the principal competitive factors in this industry.

REGULATION AND SUPERVISION

Principal Financial Institutions

     As of December 31, 2006, 13 public sector commercial and multiple-service banks controlled by federal and state governments and 145 commercial and multiple-service banks owned by the private sector operated in Brazil. For purposes of Brazilian regulations, insurance companies, private pension plans and certificated savings plan providers are not considered financial institutions.

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

Private Sector Financial Institutions

     As of December 31, 2006, the Brazilian financial private sector included:

  145 commercial and multiple-service banks providing a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate finance;

  18 investment banks engaged primarily in specialized credit operations and securities underwriting and trading; and

  51 consumer credit companies, 133 securities dealerships, 164 brokerage companies, 41 leasing companies, 6,127 investment funds and mutual funds and 18 savings associations and real estate credit companies.

Principal Regulatory Agencies

     The basic institutional framework of the Brazilian financial system was established in 1964 by Law No. 4,595, known as the “Banking Reform Law.” The Banking Reform Law created the Central Bank and the National Monetary Council (Conselho Monetário Nacional), known as “CMN.”

The CMN

     The CMN, the highest authority responsible for Brazilian monetary and financial policy, is responsible for the overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies. The CMN is responsible for:

  regulating credit operations engaged in by Brazilian financial institutions;

  regulating the issuance of Brazilian currency;

  supervising Brazil’s reserves of gold and foreign exchange;

  determining Brazilian saving, foreign exchange and investment policies; and

  regulating the Brazilian capital markets.

     In December 2006, CMN mandated the creation of a risk-monitoring model by the CVM (the “Supervision System Based on Risk, which we call “SBR”). SBR’s purpose is to: (i) identify market risks; (ii) evaluate and rank these risks in accordance with their potential effects; (iii) establish mechanisms for mitigating these risks and the harm that they might cause; and (iv) control and monitor the occurrence of risk events. Although additional measures by the CMN are required for the SBR to be implented, certain of the SBR requirements will be enforceable by December 31, 2007.

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

     The CVM is responsible for the supervision and regulation of variable income mutual funds. In addition, since November 2004, the CVM has had the authority to regulate and supervise fixed income assets funds. For more information, please see “Asset Management Regulation.”

Bank Regulations

Principal Limitations and Restrictions on Activities of Financial Institutions

     Under applicable laws and regulations, a financial institution operating in Brazil:

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

     The requirements imposed by the CMN differ from the Basel Accord in a few respects. Among other differences, the CMN:

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

  it cannot secure or guarantee any type of obligation;

  its payment must be subordinated to the payment of other liabilities of the issuer in case of dissolution;

  it cannot be redeemed by action of the holder;

  it must have a clause allowing postponement of the payment of interest or redemption in case they would cause the issuer to fail to comply with minimum levels of adjusted net worth or other operational requirements;

  it must be nominative, when issued in Brazil, and, when issued abroad, under any other form permitted by local legislation;

  when issued abroad, it must contain a clause of choice of venue;

  it must have a minimum term of five years before redemption or amortization;

  it must be paid in cash; and

  it cannot be secured or guaranteed by any instrument which obliges or permits payments between the issuer and the lending institution or any instrument that compromise the subordinated-debt condition.

     Brazilian financial institutions may elect to calculate their capital requirements on either a consolidated or unconsolidated basis.

Reserve Requirements

     The Central Bank imposes compulsory reserve and related requirements upon Brazilian financial institutions from time to time. The Central Bank uses reserve requirements as a mechanism to control the liquidity of the Brazilian financial system. Historically, the reserves imposed on demand deposits, savings deposits and time deposits have accounted for substantially all amounts required to be deposited with the Central Bank. For a summary of the current compulsory reserve requirements applicable for demand deposits, savings deposits, and time deposits, see “—History and Development of the Company—Banking Activity—Deposit-taking Activities.”

     The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its adjusted net worth. In addition, if its exposure is greater than 5.0% of its adjusted net worth, the financial institution must hold additional capital at least equivalent to 100.0% of its exposure. Since July 2, 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of a same conglomerate is required to be added in the respective conglomerate’s net consolidated exposure.

     In the past, the Central Bank has imposed certain compulsory deposit requirements on other types of financial transactions, which are no longer in effect. However, they may be re-imposed in the future or similar restrictions may be instituted. For more information on Central Bank restrictions see “Item 3. Key Information—Risk Factors—Risks Relating to Bradesco and the Brazilian Banking Industry.”

Asset Composition Requirements

     Brazilian financial institutions may not allocate more than 25.0% of their adjusted net worth to loans (including guarantees) to the same client (including client’s parent, affiliates and subsidiaries) or in securities of any one issuer, and may not act as underwriter (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their adjusted net worth.

     Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their adjusted net worth.

Repurchase Transactions

     Repurchase transactions are subject to operational capital limits based on the financial institution’s shareholders’ equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its adjusted net worth. Within that limit, repurchase operations involving private securities may not exceed five times the amount of the financial institution’s adjusted net worth. Limits on repurchase operations involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

On-lending of Funds Borrowed Abroad

     Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These on-lendings take the form of loans denominated in reais but indexed to the U.S. dollar. The terms of the on-lending transaction must mirror the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may only charge an on-lending commission.

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

     In March 2005 the Central Bank enacted new regulations that introduced significant changes in the foreign currency exchange regime. These rules were announced by the Central Bank as part of a liberalization program intended to enhance market efficiency and to allow more transparency of the flows of foreign currency into and out of Brazil.

     Under the new rules, the previously existing Commercial and Floating Markets were unified under a single foreign currency exchange regime (the “Exchange Market”), in which all foreign exchange currency transactions are concentrated. The newly unified Exchange Market allows the liquidation in foreign currency of any commitments in reais that are contracted between individuals and/or legal entities resident in Brazil and individuals or legal entities resident abroad, upon the presentation of the relevant documentation.

     Access to the Exchange Market may be granted by the Central Bank to commercial banks, multiple banks, investment banks, development banks, savings and loans entities, financing and investment associations, foreign exchange brokers, securities brokers and dealers, travel agencies and to the means of tourism lodging. Entities that were authorized to operate in the old Commercial and Floating Markets as of March 4, 2005, have been automatically authorized to operate in the new Exchange Market.

     The Central Bank currently does not impose limits on the exchange long positions (i.e., where the aggregate amount of the purchases of foreign currency is greater than the amount of the sales) of banks authorized to operate in the Exchange Market. Since December 2005, the Central Bank ceased imposing limits on the exchange short positions (i.e., when the aggregate amount of purchases of foreign currency is less than the amount of sales) for banks authorized to operate in the Exchange Market.

     Pursuant to CMN regulations, the investment abroad of available funds in foreign currency must be limited to (i) securities issued by the Brazilian government; (ii) securities issued by foreign governments; (iii) securities issued by financial institutions, or which are under their responsibility; and (iv) time deposit in financial institutions.

Interest Rates

     As promulgated in 1988, the Brazilian Constitution established a 12.0% per year ceiling on loan interest rates, including bank loan interest rates. This ceiling was not enforced, however, because the Brazilian Congress did not adopt the necessary implementing legislation. In May 2003, the relevant article was revoked pursuant to a constitutional amendment.

Treatment of Loans and Overdue Debts

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

     Collection of doubtful loans is classified according to the loss perspective, as shown below:

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

     Financial institutions are required to determine, on a monthly basis, whether any loans must be reclassified as a result of these maximum classifications. If so, they must adjust their provisions accordingly.

     The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the credit operation, as follows:

Classification of Loan	Minimum Provision (%)

AA	-
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H (1)	100.0
__________________
(1)	Banks must write off any loan six months after their initial classification as an H loan.

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

      Currently, responsibility for the settlement of a transaction is assigned to the clearinghouses and settlement service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearing house and/or settlement services provider to clear and settle it, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

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

     Financial institutions were positively affected by a restructuring of the Brazilian clearing system. Under the old system, in which transactions were processed at the end of the day, institutions could carry a balance, positive or negative, which is no longer allowed. Payments must now be processed in real time, and amounts over R$5,000 may be covered by electronic transfers between institutions in immediately available funds. In case they are covered by checks, an additional bank fee will be charged.

     After a period of tests and gradual implementation, the new Brazilian clearing system entered into operation in April 2002. The Central Bank and CVM have the power to regulate and supervise the Brazilian payments and clearing system.

Dissolution of Financial Institutions

     In February 2005, the New Brazilian Bankruptcy Law, which replaced the previous regime that had been in effect since 1945, was approved. The main goal of the new bankruptcy law is to prevent the liquidation of viable companies, which are incapable of fulfilling their debt obligations. The new bankruptcy law seeks to do that by providing greater levels of flexibility to design reorganization strategies while increasing safeguards for secured creditors. It also seeks to improve creditors’ ability to recover through the judiciary system undertaken by means of an agreement between the company and a commission comprised of creditors. The New Brazilian Bankruptcy Law is not currently applicable to financial institutions, and, accordingly, Law 6,024/74 governing the intervention and administrative liquidation of financial institutions is still applicable to us.

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

     Intervention may not exceed twelve months. During the intervention period, the institution’s liabilities for overdue obligations, maturity dates for pending obligations contracted prior to the intervention, and liabilities for deposits in the institution existing on the ruling date are suspended.

     Administrative Liquidation

     The Central Bank will liquidate a financial institution if:

  the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;

  management commits a material violation of banking laws, regulations or rulings;

  the institution suffers a loss which subjects its unsecured creditors to severe risk; or

  if, upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or if initiated, the Central Bank determines that the pace of the liquidation may harm the institution’s creditors.

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

     Repayment of Creditors in Liquidation

     In the case of liquidation of a financial institution, employees’ wages, indemnities and tax claims have the highest priority over any claims against the bankrupt institution. In November 1995, the Central Bank created the FGC to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all Brazilian financial institutions that work with customer deposits.

     The FGC is a deposit insurance system that guarantees a certain maximum amount of deposit and certain credit instruments held by a customer against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

     In September 2006, CMN increased the maximum amount of the guarantee provided by the FGC from R$20,000 to R$60,000. In addition, it reduced the ordinary monthly related-FGC contribution from 0.025% to 0.0125% over the balance of banking accounts that are covered by FGC insurance.

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

Change of Independent Accounting Firm

     All financial institutions must:

  be audited by an independent accounting firm; and

  replace their independent accounting firm responsible for auditing their financial statements for Brazilian regulatory purposes at least every five consecutive fiscal years. An accounting firm that issues an opinion on the financial statements and thereafter is replaced pursuant to this rule may be rehired three fiscal years after its prior service. The CMN has suspended the mandatory requirement to replace the independent accounting firm until December 2007.

     Each independent accounting firm must immediately communicate to the Central Bank any event that may materially adversely affect the relevant financial institution’s status.

     In March 2002, an amendment to the Brazilian Corporate Law gave the members of our Board of Directors veto rights over the appointment or removal of our independent accounting firm. For more information regarding appointment of directors see “Item 10. Additional Information—Memorandum and Articles of Incorporation—Organization—Voting Rights.”

Auditing Requirements

     Because we are a financial institution registered with the domestic stock exchanges, we are obligated to have our financial statements audited every six months in accordance with accounting practices adopted in Brazil. Quarterly financial information filed with the CVM is subject to review by our independent accountants.

     In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to an independent accounting firm’s non-auditing services whenever such services represent more than 5.0% of the external auditors’ compensation.

     Additionally, the independent auditors must also declare to the audited company’s management that their providing these services does not affect the independence and objectivity that is necessary to external auditing services.

     In May 2003, the CMN enacted new regulations on auditing matters applicable to all Brazilian financial institutions, which were revised in November 2003, January and May 2004 and December 2005. Under these regulations, we are required to appoint a member of our management to be responsible for the follow-up and supervision of compliance with the accounting and auditing requirements set forth in the legislation.

     Pursuant to this regulation, financial institutions which have an adjusted net worth in excess of R$1.0 billion, manage third party assets of at least R$1.0 billion or have an aggregate amount of third party assets in excess of R$5.0 billion are also required to create an audit committee made up of independent members. The number of members, the appointment and removal criteria, the term of office and the responsibilities of the audit committee must be set forth in the institutions’ bylaws. Our audit committee has been fully operational since July 1, 2004. The audit committee is responsible for recommending to management which independent accounting firm to hire, reviewing the financial statements, including the notes thereto, and the auditors’ opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management’s compliance with the recommendations made by the independent accounting firm, among other things. Our by-laws were revised in December 2003 to establish the audit committee. In May 2004, our Board of Directors approved its members’ internal regulations and appointed its first composition. In October 2006, CMN enacted stricter requirements to be followed by the members of the Board of Directors. See Item 16D. Exemptions from Listing Standards for Audit Committees.

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

  more than 20.0% of their net worth invested in securities issued by a financial institution (including the fund manager), or any of its controlling shareholders, subsidiaries and affiliates; and

  in the case of fixed income assets investment funds and the money market, more than 10.0% of their net worth invested in a real estate investment fund, a receivables investment fund and an investment fund that invests in other receivables investment funds.

     According to its equity breakdown, the investment funds and the investment funds in quotas are classified as follows:

  Short-term Funds – These funds invest exclusively in public, federal or private bonds, which are pegged to Selic (or another interest rate) or to a price index and have a maximum maturity of 375 days and an average portfolio period of less than 60 days. Short-term funds may use derivatives only to hedge their portfolios and can enter into transactions in connection with public federal bonds;

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

  Share Funds - These funds have at least 67.0% of their portfolio invested in shares listed and traded on either over the counter markets or stock exchanges;

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

  0% of premiums paid, in case of life insurance and similar polices, for personal and labor accidents, including policies having premiums intended to pay for life insurance plans with over living coverage; and

  7.0% of premiums paid, in the case of other segments of insurance.

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

CPMF

     CPMF contribution tax is levied at a rate of 0.38% and is collected on any checking account entry related to funds kept in Brazil. Despite the “temporary” nature of the collection of CPMF, its term has been systematically extended since October 1996. In December 2003, as a consequence of the tax reforms, the Brazilian Congress approved an extension of the CPMF tax regime until December 31, 2007. A proposed constitutional amendment that would change this temporary contribution into a permanent tax is currently under discussion in Congress.

     CPMF is collected on any debit entry in checking accounts relating to funds kept in the country, with certain limited exceptions, creating an incentive for clients to reduce their transactions in the financial system and to limit their use of short-term investments. Financial institutions are exempted from the CPMF on financial transactions entered into in the course of their business. The CPMF rate can be modified at any time by the Brazilian government, but cannot exceed 0.38% .

     The following transactions are exempt from the CPMF: (1) transactions carried out in the stock market; and (2) since February 2006, debt entries in checking accounts by corporations or individuals domiciled in Brazil or abroad for settlement of shares of publicly-held companies, which shares are acquired in public offerings previously approved by the CVM in the over-the-counter market.

     Financial institutions are required to maintain at least two current accounts for foreign investors deposits. One is intended only for funds from transactions exempted from CPMF. Other is intended for funds from transactions subject to CPMF. Since January 3, 2007, transfers between these accounts are subject to CPMF over the amount of the transaction.

     Since October 1, 2004, the CPMF rate is 0% for (1) debits made to checking deposit accounts that are exclusively used for investment in fixed and floating income assets, including savings deposit accounts; and (2) debits made to special cash deposit accounts for low income clients (subject to a limited number of maximum transactions and other conditions established by the CMN and by the Central Bank).

Income Tax and Social Contribution on Profits

     Federal taxes that are levied on a company’s income include two components, an income tax known as “IRPJ” and a social contribution tax on net profits, which is known as the “Social Contribution Tax.” The IRPJ is levied at a rate of 15.0% increased by an additional income tax at a rate of 10.0% .

Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. The Social Contribution Tax is assessed at a rate of 9.0% of adjusted net income.

     For further information on our income tax expense, see note 16 to our consolidated financial statements in Item 18.

     Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their profits. The Brazilian entity is allowed to deduct income tax paid abroad based on the same income (1) according to the terms and conditions of any existing income tax treaty; or (2) up to the amount of Brazilian income taxes imposed on such income since there is reciprocal treatment between Brazil and the country where the profit or gain is obtained, such as the United States of America. Profits realized by the end of each year by a an offshore entity which is a branch, controlled or affiliated to a Brazilian entity are regarded as available to the Brazilian entity and, as a consequence, are subject to the payment of income tax in Brazil.

     The profits or dividends generated and paid by Brazilian entities since January 1, 1996 are not subject to withholding income tax, nor to corporate income tax or individual income tax on the person receiving the dividend either in Brazil or abroad. However, as the payment of dividends is not tax deductible for the corporation distributing them, there is an alternative regime for shareholder compensation called “interest on shareholders’ capital”, which allows corporations to deduct interest paid to shareholders from net profits for tax purposes. This deduction is limited to the product of (a) the variation pro rata die of the long-term interest rate disclosed by the Brazilian government, known as “TJLP”; times (b) the corporation’s net worth calculated in accordance with Brazilian GAAP, and may not exceed the greater of:

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

     Distributions of interest on shareholders’ capital paid to holders of preferred shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, are subject to a Brazilian withholding tax at a rate of 15.0%, except for payments to persons who are exempt from tax in Brazil or to persons situated in tax havens. In the latter case, payments are subject to income tax at a rate of 25.0% . For more information on the taxation of interest on shareholders’ capital see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Distributions of Interest on Shareholders’ Capital.”

     Accumulated net operating losses of Brazilian companies can be offset with future taxable income during any year up to 30.0% of annual taxable income.

     Gains realized by Brazilian holders in exchange or similar markets on any disposition of preferred shares in Brazil are generally taxed at the following rates:

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

     This taxation system was created in order to make it easier for the IRS to verify transactions made in the financial and capital markets. Withholding income taxes may be (i) deducted from the income tax levied on net monthly profits; (ii) offset with income tax due in the following months; (iii) offset with the income tax annual declaration of adjustment (if there is any withheld tax accounted for in the balance); or (iv) offset with outstanding withholding income tax due over capital gains from the sale of shares.

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

     Gains realized on the disposition of preferred shares in Brazil by non-Brazilian holders who are not resident in a “tax haven” are exempted from Brazilian tax if:

  the proceeds obtained from the disposition of shares are remitted outside Brazil within five business days of the cancellation of the ADSs, which were represented by the shares sold; or

  the foreign investment in the preferred shares is registered in Central Bank under Resolution 2,689.

     Otherwise, the same treatment applicable to Brazilian residents will apply.

     Income tax rate is zero over payment, credit, delivery or remittance of profits from transactions involving Brazilian securities of publicly-held companies acquired as of February 16, 2006, except for securities subject to resale, in accordance with the rules and conditions established by the CMN. This zero-tax rate is not applicable when the beneficiary is resident or domiciled in a “tax heaven.” This zero-tax rate is also applicable to income of non-residents that invest in quotas of investment funds exclusively for non-resident investors, which funds portfolio is composed by, at least, 98% of public securities. Brazilian tax laws sets forth that remuneration is any amounts from remuneration of invested capital, including the remuneration resulting from variable income securities, such as interest, premiums, commissions, goodwill, negative goodwill, discount and profit sharing, as well as positive results from investments funds and investment clubs are considered income.

     Income tax rate is also zero, under certain conditions, on income from investments in investment funds in equity interests, investment funds in quotas of investment funds in equity interests and investment funds in emerging markets, when such income is paid, credited, delivered or remitted to individual or collective beneficiaries resident or domiciled abroad (except for tax havens), whose investments in Brazil are in compliance with the regulations and conditions established by CMN. In addition, investments will be only subject to this zero-income tax rate in case these investment funds comply with diversification limits and investment rules comprised in CVM regulation, and their portfolio must be comprised of, at least, 67% of shares of joint-stock companies, debentures convertible into shares and subscription bonus.

     Income of Brazilian residents from redemption, sale or amortization of quotas of investments in investment funds in equity interests, investment funds in quotas of investment funds in equity interests and investment funds in emerging markets, including when resulting from the settlement of the fund, are subject to an income tax rate of 15% on the positive difference between the redemption or sale value and the acquisition cost. Gains from the sale of quotas are levied (1) as net gain, when obtained by individuals in operations carried out on the stock exchange, and by companies in operations carried out inside or outside the stock exchange; and (2) according to the rules applicable to capital gains in the sale of properties and rights of any nature, when obtained by individuals in operations carried out outside the stock exchange.

     If investment funds do not comply with the diversification limits and investment rules set forth by the CVM, and if their portfolio is not comprised by, at least, 67% of shares of joint-stock companies, debentures convertible into shares and subscription bonus, income of Brazilian residents will be subject to income tax at rates varying from 15% to 22.5% (depending on the term of the investment) over profit distribution by the funds.

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

     As of August 2004, PIS and Cofins rates were eliminated for financial income earned by companies subject to the non-cumulative applicability of these taxes. However, taxes on payments of interest on shareholders’ capital were not eliminated.

     Certain economic activities are expressly excluded from the non-cumulative collection system of both PIS and Cofins. This is the case for financial institutions, which remained subject to the previous legal regime, for both taxes.

     PIS is charged based on the total revenue generated by entities and is charged at a rate of 0.65% in the case of financial institutions.

     Before February 1, 1999, we were not a Cofins taxpayer. At February 1, 1999, Cofins has been imposed on our gross revenues at a rate of 3.0% . After September 1, 2003, this tax rate was increased to 4.0% for financial institutions. The calculation base for Cofins is the same as that for PIS. Exclusively in 1999, we were authorized by Central Bank to offset up to one-third of amounts we paid as Cofins against the amounts we should pay as social contribution on taxable profit.

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

Insurance Regulation

     The main rule that regulates the Brazilian insurance system is the Executive Decree No. 73 of November 21, 1966, as amended. Such Rule has created two regulatory agencies, the National Private Insurance Council, which we call the “CNSP,” and Susep. Susep is responsible for implementing and overseeing the CNSP’s policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured persons. Insurance companies require government approval to operate, as well as specific approval from Susep to offer each of their products. Insurance companies may subscribe policies only through qualified brokers.

     Insurance companies must set aside technical reserves in accordance with CNSP criteria. The investments backing up the technical reserves must be diversified and meet certain liquidity, solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to a series of rules and conditions imposed by the CMN regarding the investment of technical reserves.

     Insurance companies are prohibited from:

  acting as financial institutions by extending credit and issuing guarantees;

  trading in securities (subject to exceptions); or

  investing outside of Brazil, without specific permission from the relevant authorities.

          Insurance companies must operate within certain retention limits approved by Susep pursuant to rules established by the CNSP. The rules take into account the economic and financial situation of the insurance companies, the technical conditions of their respective portfolios and the results of their operations with IRB, a quasi-public corporation controlled by Brazilian government.

     On January 16, 2007, Complementary Law No. 126 created a new policy for reinsurance (whereby underwriters obtain secondary insurance for the risks that they are insuring), retro-assignments and intermediation in Brazil. In practical terms, such law resulted in the end of the IRB monopoly over reinsurance and retro-assignment markets. Furthermore, certain regulatory duties and activities originally attributed to IRB were transferred to CNSP and SUSEP.

     Under Complementary Law No. 126, local insurance or reinsurance companies must first offer to assign their risks to local reinsurance companies when contracting reinsurance or retro-assignment under the following risk percentages: (i) 60% in the first three years as of January 16, 2007; and (ii) 40% in the subsequent years. Exercise of the aforementioned right is yet to be defined by the CNSP and Susep.

     The new law also establishes more severe restrictions on the risk assignment to foreign reinsurance companies and to the contracting of insurance abroad.

     The insurance companies must reinsure the amounts exceeding the applicable technical limit on liabilities.

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

     Until 2002, Susep had authority over insurance companies, which were authorized to offer private pension plans on health assistance. Since 2002, pursuant to ANS regulations and supervision, only operators of private health assistance plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement.

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

     Open pension plans and insurance companies are allowed to create, trade and operate investment funds with segregated assets since January 1, 2006. Notwithstanding the above, certain provisions of law No. 11,196 of November 21, 2005 will only become effective upon its regulation by SUSESP and CVM. For more information, see “—Asset Management Regulation”.

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

     Additionally, fees received from various loan commitments are included in interest income on loans. We do not consider these amounts significant.

	On December 31

	2004			2005			;2006

			Average			Average			Average
	Average		yield/rate	Average		yield/rate	Average		yield/rate
	balance	Interest	(%)	balance	Interest	(%)	balance	Interest	(%)

Interest-earning assets (1):				(R$ in million, except %)
Loans	R$55,230	R$12,812	23.2%	R$69,556	R$17,236	24.8%	R$87,349	R$21,281	24.4%
Federal funds sold and securities
purchased under agreements to resell	18,628	2,738	14.7	12,858	2,018	15.7	13,378	2,177	16.3
Trading assets	34,039	5,330	15.7	37,878	7,251	19.1	41,999	5,705	13.6
Available-for-sale securities (2)	5,682	408	7.2	9,640	1,364	14.1	15,980	2,490	15.6
Held to maturity securities	4,528	659	14.6	4,235	495	11.7	4,122	324	7.9
Interest-bearing deposits in other banks	3,226	161	5.0	9,610	722	7.5	11,945	541	4.5
Other interest-earning assets:
Central Bank compulsory deposits	13,070	1,542	11.8	15,151	2,160	14.3	16,251	1,998	12.3
Other assets	858	73	8.5	811	61	7.5	886	59	6.7

Total interest-earning assets	135,261	23,723	17.5	159,739	31,307	19.6	191,910	34,575	18.0

Non-interest-earning assets (3):
Cash and due from banks	2,869	-	-	3,515	-	-	3,895	-	-
Central Bank compulsory deposits	4,261	-	-	4,656	-	-	5,298	-	-
Available-for-sale securities	1,320	-	-	1,684	-	-	2,266	-	-
Non-performing loans	1,904	-	-	2,021	-	-	3,004	-	-
Allowance for loan losses	(4,005)	-	-	(4,476)	-	-	(5,832)	-	-
Equity investees and other investments	502	-	-	493	-	-	772	-	-
Premises and equipment	3,026	-	-	2,427	-	-	2,445	-	-
Goodwill	240	-	-	297	-	-	500	-	-
Intangibles assets	1,654	-	-	1,437	-	-	1,577	-	-
Other assets	15,859	-	-	16,298	-	-	22,063	-	-

Total non-interest-earning assets	27,630	-	-	28,352	-	-	35,988	-	-

Total assets	R$162,891	R$23,723	14.6%	R$188,091	R$31,307	16.6%	R$227,898	R$34,575	15.2%

	On December 31

	2004			2005

			Average			Average			Average
	Average		yield/rate	Average		yield/rate	Average		yield/rate
	balance	Interest	(%)	balance	Interest	(%)	balance	Interest	(%)

Interest-bearing liabilities				(R$ in million, except %)
Deposits from banks:
Domestic (3)	R$90	R$14	15.6%	R$116	R$21	18.1%	R$143	R$19	13.3%

Total	90	14	15.6	116	21	18.1	143	19	13.3

Savings deposits:
Domestic (3)	22,499	1,654	7.4	24,728	2,028	8.2	25,590	1,909	7.5

Total	22,499	1,654	7.4	24,728	2,028	8.2	25,590	1,909	7.5

Time deposits:
Domestic(3)	21,871	3,241	14.8	28,641	4,782	16.7	31,203	4,149	13.3
International(4)	3,288	86	2.6	2,361	113	4.8	3,258	152	4.7

Total	25,159	3,327	13.2	31,002	4,895	15.8	34,461	4,301	12.5

Federal funds purchased and securities
sold under agreements to repurchase	18,070	2,390	13.2	19,139	3,862	20.2	27,821	3,762	13.5

Borrowings:
Short-term:
International (4)	8,442	(83)	(1.0)	7,164	(187)	(2.6)	5,741	54	0.9

Total	8,442	(83)	(1.0)	7,164	(187)	(2.6)	5,741	54	0.9

Long-term:
Domestic (3)	9,238	1,464	15.8	13,691	1,916	14.0	20,700	2,649	12.8
International (4)	8,601	153	1.8	7,073	(94)	(1.3)	6,589	175	2.7

Total	17,839	1,617	9.1	20,764	1,822	8.8	27,289	2,824	10.3

Total interest-bearing liabilities	92,099	8,919	9.7	102,913	12,441	12.1	121,045	12,869	10.6

Non-interest-bearing liabilities:
Demand deposits:
Domestic (3)	13,163	-	-	15,042	-	-	17,210	-	-
International (4)	206	-	-	185	-	-	222	-	-

Total	13,369	-	-	15,227	-	-	17,432	-	-

Other non-interest-bearing liabilities	43,346	-	-	52,537	-	-	67,989	-

Total non-interest-bearing liabilities	56,715	-	-	67,764	-	-	85,421	-

Total liabilities	148,814	8,919	6.0	170,677	12,441	7.3	206,466	12,869	6.2

Shareholders’ equity	14,012	-	-	17,357	-	-	21,323	-	-
Minority interest on consolidated
subsidiaries	65	-	-	57	-	-	109	-	-

Total liabilities and shareholders’
equity	R$162,891	R$8,919	5.5%	R$188,091	R$12,441	6.6%	R$227,898	R$12,869	5.6%

(1)	Primarily denominated in reais.

(2)	Calculated using the historical average amortized cost. If calculated using the carrying value, the average yield/rate amounts would be 13.1% in 2006, 10.7% in 2005 and 6.9% in 2004.

(3)	Denominated in reais.

(4)	Denominated in foreign currency, primarily U.S. dollars.

     Changes in Interest Income and Expenses—Volume and Rate Analysis

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

	December 31

	2005/2004			2006/2005

		Increase (decrease) due to changes in:

	Average	Average		Average	Average
	volume	yield/rate	Net change	volume	yield/rate	Net change

	(R$ in million)
Interest-earning assets:
Loans	R$3,503	R$921	R$4,424	R$4,340	R$(295)	R$4,045
Federal funds sold and securities purchased
under agreements to resell	(895)	175	(720)	83	76	159
Trading assets	646	1,275	1,921	726	(2,272)	(1,546)
Available-for-sale securities	399	557	956	976	150	1.126
Held to maturity securities	(41)	(123)	(164)	(13)	(158)	(171)
Interest-bearing deposits in other banks	447	114	561	149	(330)	(181)
Central Bank compulsory deposits	268	350	618	149	(311)	(162)
Other assets	(4)	(8)	(12)	5	(7)	(2)

Total interest-earning assets	4,323	3,261	7,584	6,415	(3,147)	3,268

Interest-bearing liabilities:
Deposits from banks
Domestic	4	3	7	4	(6)	(2)

Total	4	3	7	4	(6)	(2)

Savings deposits:
Domestic	173	201	374	69	(188)	(119)

Total	173	201	374	69	(188)	(119)

Time deposits:
Domestic	1,093	448	1,541	401	(1,034)	(633)
International	(29)	56	27	42	(3)	39

Total	1,064	504	1,568	443	(1,037)	(594)

Federal funds purchased and securities sold
under agreements to repurchase	149	1,323	1,472	1,417	(1,517)	(100)

Borrowings:
Short-term:
International	14	(118)	(104)	31	210	241

Total	14	(118)	(104)	31	210	241

Long- term:
Domestic	639	(187)	452	909	(176)	733
International	(23)	(224)	(247)	6	263	269

Total	616	(411)	205	915	87	1,002

Total interest-bearing liabilities	R$2,020	R$1,502	R$3,522	R$2,879	R$(2,451)	R$428

Net Interest Margin and Spread

     The following table shows the average balance of our interest-earning assets, interest-bearing liabilities and net interest income, and compares the net interest margin and net interest spread for the periods indicated:

	December 31,

	2004	2005	2006

	(R$ in million, except %)
Average balance of interest-earning assets	R$135,261	R$159,739	R$191,910
Average balance of interest-bearing liabilities	92,099	102,913	121,045
Net interest income (1)	R$14,804	R$18,866	R$21,706
Interest rate on the average balance of interest-earning assets	17.5%	19.6%	18.0%
Interest rate on the average balance of interest-bearing
liabilities	9.7	12.1	10.6
Net yield on interest–earning assets (2)	7.8	7.5	7.4
Net interest margin (3)	10.9%	11.8%	11.3%
_______________
(1)	Total interest income less total interest expenses
(2)	Difference between the yield on the rates of the average interest-earning assets and the rate of the average interest-bearing liabilities.
(3)	Net interest income divided by average interest-earning assets.

     Return on Equity and Assets

     The table below shows selected financial indices for the periods indicated:

	December 31,

	2004	2005	2006

	(R$ in million, except %
	and per share information)
Net income	R$3,327	R$6,310	R$ 6,462
Average total assets	162,891	188,091	227,898
Average shareholders’ equity	R$14,012	R$17,357	R$ 21,323
Net income as a percentage of average total assets	2.0%	3.4%	2.8%
Net income as a percentage of average shareholders’ equity	23.7	36.4	30.3
Average shareholders’ equity as a percentage of average total assets	8.6%	9.2%	9.4%
Dividends payout ratio per class of shares (1)	0.40	0.30	0.33
________________
(1)	Total declared dividends per share divided by net income.

Securities Portfolio

     The table below shows our portfolio of trading assets, available-for-sale securities and held to maturity securities as of the dates indicated. The amounts below exclude our equity investees. For additional information on our equity investees and other investments, see note 9 to our consolidated financial statements included in Item 18. The amounts also exclude our compulsory holdings of Brazilian government securities, as required by the Central Bank. For more information on our compulsory holdings, see note 3 to our consolidated financial statements included in Item 18. We state trading assets and available-for-sale securities at market value. See notes 2(e), 2(f), 2(g), 2(h), 4, 5 and 6 to our consolidated financial statements included in Item 18 for a further description of our treatment of trading assets and available-for-sale securities and held to maturity securities.

	December 31,

	2004	2005	2006

	(R$ in million, except %)
Trading securities:

Mutual funds	R$21,941	R$21,420	R$ 28,549
Brazilian government securities	8,787	17,142	31,150
Corporate debt securities	1,115	901	1,040
Brazilian sovereign bonds	554	521	55
Derivative financial instruments	491	518	584
Bank debt securities	44	324	1,263
Foreign government securities	162	122	94

Total	R$33,094	R$40,948	R$ 62,735

Trading securities as a percentage of total assets	18.7%	19.8%	24.2%

Available-for-sale securities:
Brazilian government securities	R$2,388	R$6,146	R$ 16,712
Brazilian sovereign bonds	3,221	4,313	1,549
Corporate debt securities	1,880	1,744	2,130
Bank debt securities	246	309	54
Foreign government securities	-	-	9
Marketable equity securities	2,368	2,198	3,425

Total	R$10,103	R$14,710	R$ 23,879

Available-for-sale securities as a percentage of total assets	5.7%	7.1%	9.2%

Held to maturity securities:
Brazilian government securities	R$3,152	R$3,137	R$ 2,188
Brazilian sovereign bonds (1)	976	909	1,040
Financial Institution securities	53	44	-
Foreign government securities	19	31	37

Total	R$4,200	R$4,121	R$ 3,265

Held to maturity securities as a percentage of total assets	2.4%	2.0%	1.3%

(1)	See note 6 to our consolidated financial statements included in Item 18.

Maturity Distribution

     The following table sets forth the maturity dates and weighted average yield, as of December 31, 2006, of our trading securities, available-for-sale securities and held to maturity securities.

      As of December 31, 2006 we held no tax-exempt securities in our portfolio.

	December 31, 2006

	Due in		Due after 1 year to 5		Due after 5 years				Unspecified
	1 year or less		years		to 10 years		Due after 10 years		Maturity		Total

	Average yield		Average yield		Average yield		Average yield		Average yield		Average yield

	(R$ in million, except %)
Trading bonds and securities (1):

Brazilian government securities	R$ 26,441	13.7%	R$ 3,601	13.7%	R$ 1,108	10.5%	-	-	-	-	R$ 31,150	13.0%
Fixed rate	25,177	12.4	2,256	12.3	-	-	-	-	-	-	27,433	12.4
Floating rate	1,264	15.0	1,345	15.0	1,108	10.5	-	-	-	-	3,717	13.5
Brazilian sovereign bonds	14	6.0	18	9.5	23	8.5	-	-	-	-	55	8.0
Floating rate – bills of exchange	14	6.0	18	9.5	23	8.5	-	-	-	-	55	8.0
Foreign government securities	94	3.2	-	-	-	-	-	-	-	-	94	3.2
Floating rate – bills of exchange	94	3.2	-	-	-	-	-	-	-	-	94	3.2
Bonds issued by non-financial institutions	169	10.7	562	10.8	148	10.1	R$ 161	8.3%	-	-	1,040	10.5
Fixed rate	-	-	-	-	-	-	-	-	-	-	-	-
Floating rate – bills of exchange	15	8.2	24	9.6	111	8.2	161	8.3	-	-	311	8.6
Floating rate	154	13.1	538	12.0	37	12.0	-	-	-	-	729	12.4
Financial institutions bonds	7	6.4	1,254	8.6	2	4.2	-	-	-	-	1,263	6.4
Fixed rate	-	-	-	-	-	-	-	-	-	-	-	-
Floating rate – bills of exchange	7	6.4	1,254	8.6	2	4.2	-	-	-	-	1,263	6.4
Floating rate	-	-	-	-	-	-	-	-	-	-	-	-
Mutual Funds (2)	-	-	-	-	-	-	-	-	28,549	-	28,549	-
Floating rate	-	-	-	-	-	-	-	-	28,549	-	28,549	-
Derivative financial instruments	543	-	41	-	-	-	-	-	-	-	584	-
Fixed rate	-	-	-	-	-	-	-	-	-	-	-	-
Floating rate – bills of exchange	48	-	-	-	-	-	-	-	-	-	48	-
Floating rate	495	-	41	-	-	-	-	-	-	-	536	-

Total trading bonds and securities	27,268	-	5,476	-	1,281	-	161	-	28,549	-	62,735	-

Available-for-sale securities at market value (2):
Brazilian government securities	136	14.0	7,260	14.5	8,587	12.2	729	13.5	3,425	-	16,712	13.7
Fixed rate	6	13.5	-	-	-	-	6	14.0	-	-	12	13.8
Floating rate	130	14.5	7,260	14.5	8,587	12.2	723	13.0	-	-	16,700	13.6
Brazilian sovereign bonds	2	11.3	130	10.2	612	10.0	805	10.1	-	-	1,549	10.4
Floating rate – bills of exchange	2	11.3	130	10.2	612	10.0	805	10.1	-	-	1,549	10.4
Foreign government securities	-	-	-	-	5	6.3	4	6.8	-	-	9	6.6
Floating rate – bills of exchange	-	-	-	-	5	6.3	4	6.8	-	-	9	6.6
Bonds issued by non-financial institutions	185	7.0	517	7.4	1,326	7.2	102	7.0	-	-	2,130	7.1
Floating rate	150	6 6	499	6.1	298	6.1	6	6.0	-	-	953	6.2
Floating rate – bills of exchange	35	7.3	18	8.6%	1,028	8.3	96	7.9	-	-	1,177	8.0
Fixed rate	-	-	-	-	-	-	-	-	-	-	-	-
Financial institutions bonds	-	-	-	-	1	12.0	53	7.5	-	-	54	9.8
Fixed rate – bills of exchange	-	-	-	-	-	-	-	-	-	-	-	-
Floating rate	-	-	-	-	1	12.0	53	7.5	-	-	54	9.8
Mutual Funds (2)	-	-	-	-	-	-	-	-	-	-	-	-
Floating rate	-	-	-	-	-	-	-	-	-	-	-	-
Securities portfolio (open companies) (2)	-	-	-	-	-	-	-	-	3,425	-	3,425	-

Total available-for-sale securities	323	-	7,907	-	10,531	-	1,693	-	3,425	-	23,879	-

Total held to maturity securities, at amortized cost
Brazilian government securities	-	-	-	-	-	-	2,188	7.7	-	-	2,188	7.7
Floating rate	-	-	-	-	-	-	2,188	7.7	-	-	2,188	7.7
Brazilian sovereign bonds	-	-	-	-	966	10.8	74	8.0	-	-	1,040	9.4
Floating rate – bills of exchange	-	-	-	-	966	10.8%	74	8.0%	-	-	1,040	9.4%
Foreign government securities	37	4.9	-	-	-	-	-	-	-	-	37	4.9
Floating rate – bills of exchange	37	4.9	-	-	-	-	-	-	-	-	37	4.9%
Total held to maturity securities	37	-	-	-	966	-	2,262	-	-	-	3,265	-

Total	R$ 27,628	-	R$ 13,383		R$ 12,778	-	R$ 4,116	-	R$ 31,974	-	R$ 89,879	-

(1)	At market value.
(2)
Investments in mutual funds are redeemable at any time in accordance with our liquidity needs Average yield is not stated, as future yields are not quantifiable These trading securities were excluded from the total yield computation.

(*)	The figures above are not adjusted to the exchange rate variation.

     The following table shows our securities portfolio by currency as of the dates indicated:

			Amortized
	At fair value		Cost

			Held to
		Available for	maturity
	Trading	sale	securities	Total

December 31, 2006:		(R$ in million)
Indexed to reais	R$60,964	R$21,144	R$2,188	R$84,296
Indexed to foreign currency (1)	1,254	-	-	1,254
Denominated in foreign currency (1)	517	2,735	1,077	4,329
December 31, 2005:
Indexed to reais	40,293	9,169	3,137	52,599
Denominated in foreign currency (1)	655	5,541	984	7,180
December 31, 2004:
Indexed to reais	31,974	5,660	3,112	40,746
Indexed to foreign currency (1)	952	4,431	1,029	6,412
Denominated in foreign currency (1) .	R$168	R$12	R$59	R$239
________________________________________________________________________________
(1)	Predominantly U.S. dollars.

     Central Bank Compulsory Deposits

     We are required to either maintain deposits with the Central Bank or purchase and keep Brazilian government securities as compulsory deposits.

     The following table sets forth the amounts of these deposits as of the dates indicated:

	December 31,

	2004		2005		2006

		% of total		% of total		% of total
		compulsory		compulsory		compulsory
	R$	deposits	R$	deposits	R$	deposits

	(R$ in million, except %)
Total deposits:
Non-interest earning (1)	R$5,045	25.0%	R$5,269	24.3%	R$6,446	27.5%
Interest- earning (2)	15,164	75.0	16,417	75.7	17,015	72.5

Total	R$20,209	100.0%	R$21,686	100.0%	R$ 23,461	100.0%

_______________
(1)	Primarily demand deposits
(2)	Primarily time and savings deposits

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

	December 31,

	2002	2003	2004	2005	2006

	(R$ in million)
Type of credit operations
Commercial
Industrial and others	R$20,157	R$21,156	R$23,343	R$28,690	R$32,604
Import financing	1,291	673	1,242	1,100	1,465
Export financing	7,863	8,375	8,181	10,067	12,934
Leasing	1,506	1,364	1,626	2,491	3,842
Construction	427	415	449	523	519
Individuals
Overdraft	1,033	1,134	1,301	1,572	1,263
Real estate	1,200	1,097	921	832	1,326
Financing (1)	8,269	10,231	14,981	24,565	28,039
Credit card	1,164	1,373	1,289	1,830	2,652
Rural credit	3,922	4,404	6,034	6,369	7,399
Foreign currency loans	3,151	2,429	1,588	1,900	1,546
Public Sector	-	-	15	49	62
Non-performing loans	2,341	2,144	2,206	2,701	4,284
Allowance for loan losses	(3,455)	(3,846)	(4,063)	(4,964)	(6,552)

Loans, net	R$48,869	R$50,949	R$59,113	R$77,725	R$91,383

(1)	Constituted primarily by loans for the acquisition of vehicles and direct consumer financing.

     The types of credit operations presented above are as follows:

Commercial - commercial loans include loans to corporate customers, including small businesses, as well as the financing of imports for corporate customers. We also provide advances to corporate exporters under trade exchange contracts, which are typically short- and medium-term loans.

Construction - real estate construction financing consists primarily of mortgage loans to construction companies, which generally have medium-term maturities.

Leasing - leasing contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers.

Individuals - loans to individuals include mortgage loans to individuals for the purchase of their own residences, which generally have long-term maturities, credit cards and lines of credit provided to individuals under pre-approved credit limits as a result of overdrafts on their deposit accounts. We offer individuals personal loans for various other purposes, classified as “financing,” that, at each date in the table above, consists of loans for the acquisition of vehicles and direct consumer financing.

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

     Charge-offs

     Loans are charged off when they are between 180 and 360 days overdue, depending on their initial risk classification. Generally, the charge-off takes place after 360 days. However, the charge-off might be postponed for longer-term loans (that will mature after 36 months), until they are up to 540 days overdue.

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

     There were no changes made to our loan classification system. For more information on our categorization of loans, see “—Regulation and Supervision—Bank Regulations—Treatment of Overdue Debts” and “—Classification of Loan Operations Portfolio.”

     Maturities and Interest Rates of Loans

     The following tables show the distribution of maturities of our loans by type, as well as the composition of our loan portfolio by interest rate and maturity as of the dates indicated:

	December 31, 2006

	Due within								Allowance for
	30 days or	Due in 31	Due in 91	Due in 181	Due in 1 to	Due after 3	No stated	Total loans,	Losses in loan
	less	to 90 days	to 180 days	to 360 days	3 years	years	maturity (1)	gross	operations	Total

Type of loan:	(R$ in million)
Commercial:
Industrial and others	R$7,111	R$7,706	R$5,533	R$3,371	R$6,136	R$2,319	R$1,598	R$33,774	R$(2,569)	R$31,205
Import financing	227	367	479	352	40	-	-	1,465	(2)	1,463
Export financing	1,217	2,247	1,725	2,784	2,933	2,028	14	12,948	(101)	12,847
Construction	7	10	32	77	327	66	16	535	(56)	479
Leasing	214	397	389	926	1,840	61	84	3,911	(105)	3,806
Individuals:
Overdraft	1,110	-	-	-	-	-	829	1,939	(182)	1,757
Real estate	21	31	40	94	475	654	97	1,412	(132)	1,280
Financing (2)	2,559	4,152	4,719	6,573	9,326	517	2,194	30,040	(2,941)	27,099
Credit cards	-	-	-	-	-	-	2,697	2,697	(265)	2,432
Rural credit	185	453	1,433	1,644	1,294	2,368	229	7,606	(196)	7,410
Foreign currency loans	208	349	266	305	401	17	-	1,546	(3)	1,543
Public Sector	1	1	2	4	15	39	-	62	-	62

Total	R$12,860	R$15,713	R$14,618	R$16,130	R$22,787	R$8,069	R$7,758	R$97,935	R$ (6,552)	R$ 91,383

_______________
(1)	Primarily composed of non-performing credit cards and loans.
(2)	Primarily composed of loans for the acquisition of vehicles and direct consumer financing

December 31,2006

Due within
	30 days or	Due in 31	Due in 91	Due in 181	Due in	Due after	No stated	Total loans,
	less	to 90 days	to 180 days	to 360 days	1 to 3 years	3 years	maturity	gross

(R$ in million)
Types of loans to customer
by maturity
Floating or adjustable
rates(1)	R$3,434	R$3,487	R$4,847	R$6,049	R$7,927	R$6,267	R$4,284	R$36,295
Fixed rates	9,426	12,226	9,771	10,081	14,860	1,802	3,474	61,640

Total	R$12,860	R$15,713	R$14,618	R$16,130	R$22,787	R$8,069	R$7,758	R$97,935

_______________
(1)	Includes non-performing loans.

     Credit Approval Process

     For a description of our credit approval process, see “—History and Development of the Company—Risk Management—Credit.”

Indexation

     The majority of our entire portfolio of loans is denominated in reais. However, a portion of our portfolio is indexed to foreign currencies, predominantly the U.S. dollar. Our loans indexed to the U.S. dollar consist of on lending of Eurobond and export and import financing. In many cases our clients hold derivative instruments to minimize exchange rate variation risk.

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

	December 31,

	2002	2003	2004	2005	2006

	(R$ million, except %)
Non-performing loans	R$2,341	R$2,144	R$2,206	R$2,701	R$4,284
Foreclosed assets, net of reserves	257	194	229	166	161

Total non-performing loans and
foreclosed assets	2,598	2,338	2,435	2,867	4,445

Allowance for loan losses	3,455	3,846	4,063	4,964	6,552
Total loans	R$52,324	R$54,795	R$63,176	R$82,689	R$97,935

Non-performing loans as a percentage of total loans	4.5%	3.9%	3.5%	3.3%	4,4%
Non-performing loans and foreclosed assets as a percentage of total loans	5.0	4.3	3.9	3.5	4,5
Allowance for loan losses as a percentage of total loans	6.6	7.0	6.4	6.0	6,7
Allowance for loan losses as a percentage of non-performing loans	147.6	179.4	184.2	183.8	152,9
Allowance for loan losses as a percentage of non-performing loans and
foreclosed assets	133.0	164.5	166.9	173.1	147,4
Net charge-offs for the period as a percentage of the average balance of
loans (including non-performing loans)	3.9%	3.1%	2.1%	1.3%	2,4%

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

     Loans by Economic Activity

     The following table summarizes our loans by borrowers’ economic activity as of the dates indicated. This table does not include non-performing loans.

	December 31,

	2004		2005		2006

	Loan portfolio	% of loan	Loan portfolio	% of loan	Loan portfolio	% of loan
		portfolio		portfolio		portfolio

	(R$ in million, except %)
Industrial:
Food, beverages and tobacco	R$3,366	5.5%	R$4,065	5.1%	R$4,226	4.5%
Electric and electronic, and
communication equipment	1,088	1.8	964	1.2	633	0.7
Chemicals and pharmaceuticals	1,738	2.8	2,100	2.6	2,614	2.8
Civil construction	894	1.5	1,214	1.5	1,475	1.6
Basic metal industries	1,623	2.7	1,693	2.1	1,937	2.1
Textiles, clothing and leather goods	1,046	1.7	1,241	1.5	1,450	1.5
Manufacturing of machinery and
equipment	1,307	2.1	1,268	1.6	1,702	1.9
Paper, paper products, printing and
publishing	1,337	2.2	1,440	1.8	2,340	2.5
Automotive	2,484	4.1	2,749	3.4	2,449	2.6
Non-metallic minerals	302	0.5	398	0.5	1,306	1.4
Rubber and plastic	764	1.3	906	1.1	1,040	1.1
Information technology and office
equipment	55	0.1	25	-	52	-
Wood and wood products, including
furniture	578	1.0	617	0.8	643	0.7
Extractive	266	0.4	855	1.1	758	0.8
Petrochemicals	448	0.7	307	0.4	470	0.5
Others	846	1.4	3,050	3.8	4,700	5.0

Subtotal	18,142	29.8	22,892	28.5	27,795	29.7

Individuals:
Consumer loans	17,571	28.8	27,967	35.0	31,954	34.1
Real estate	921	1.5	832	1.0	1,326	1.4
Lease financing	44	0.1	55	0.1	100	0.1

Subtotal	18,536	30.4	28,854	36.1	33,380	35.6

Real Estate Construction	449	0.7	523	0.7	519	0.6

Commercial
Retail	5,632	9.3	7,014	8.8	7,393	7.9
Wholesale	3,428	5.6	4,228	5.3	4,781	5.1
Lodging and catering services	225	0.4	302	0.4	374	0.4

Subtotal	9,285	15.3	11,544	14.5	12,548	13.4

Financial services:
Financial institutions	969	1.6	762	1.0	987	1.1
Insurance companies and private
pension plans	16	-	26	-	27	-

Subtotal	985	1.6	788	1.0	1,014	1.1

Services
Telecommunications	1,462	2.4	1,423	1.8	1,097	1.2
Service providers	1,358	2.2	1,625	2.0	2,602	2.8
Transportation	2,717	4.5	3,435	4.3	4,238	4.5
Real estate	496	0.8	566	0.7	773	0.8
Health and social services	467	0.8	572	0.7	581	0.6
Leisure	332	0.5	423	0.5	575	0.6
Education	245	0.4	320	0.4	367	0.4
Public administration and defense	11	-	16	-	14	-
Other	451	0.7	638	0.8	749	0.8

Subtotal	7,539	12.3	9,018	11.2	10,996	11.7

Agriculture, breeding, forestry and
fishing	6,034	9.9	6,369	8.0	7,399	7.9

Total	R$60,970	100.0%	R$79,988	100.0%	R$93,651	100.0%

Classification of Loan Operations Portfolio

     The following table shows our loan portfolio’s classification by risk category as of December 31, 2006, where AA represents minimum credit risk and H represents extremely high credit risk. At December 31, 2006, approximately 93.1% of our loan portfolio was classified between AA and C, representing loans on full accrual basis.

		Non-
		Performing	Allowance for
Risk Level	Loans	Loans	loan losses

(R$ in million)
AA	R$19,742	-	-
A	46,658	-	R$233
B	8,782	-	114
C	15,952	-	1,321
D	1,060	R$685	461
E	236	495	361
F	209	477	453
G	193	513	676
H	819	2,114	2,933

Total	R$93,651	R$4,284	R$6,552

Allowance for Loan Losses

     The following table states the allowance for loan losses by economic activity for the periods indicated:

	December 31,

	2002	2003	2004	2005	2006

	(R$ in million, except %)
Balance at the beginning of the period	R$2,941	R$3,455	R$3,846	R$4,063	R$4,964
Charge-off from assets
Commercial
Industrial and others	(751)	(1.006)	(853)	(604)	(947)
Import financing	(5)	(14)	(5)	-	-
Export financing	(6)	(28)	(13)	(8)	(3)
Construction	(5)	(5)	(5)	-	-
Leasing	(31)	(85)	(31)	(23)	(7)
Individuals
Overdraft	(287)	(284)	(278)	(177)	(247)
Real Estate	(26)	(72)	(135)	(26)	(47)
Financing (1)	(900)	(290)	(207)	(572)	(1,301)
Credit card	(162)	(163)	(287)	(153)	(257)
Rural credit	(145)	(109)	(8)	(39)	(6)
Foreign currency loans	(2)	(2)	(2)	(1)	(1)

Total charge-off from assets	(2,320)	(2,058)	(1,824)	(1,603)	(2,816)

Recoveries
Commercial
Industrial and others	69	144	286	308	253
Import financing	2	-	1	-	-
Export financing	1	-	-	-	-
Construction	1	-	-	-	-
Leasing	17	18	4	42	14
Individuals
Overdraft	83	48	54	38	39
Real estate	5	2	69	31	18
Financing (1)	97	193	175	208	281
Credit card	15	7	7	10	19
Rural credit	1	3	5	36	10
Foreign currency loans	-	-	11	8	3

Total recoveries	291	415	612	681	637

Net charge-offs	(2,029)	(1,643)	(1,212)	(922)	(2,179)

Provision for loan losses	2,543	2,034	1,429	1,823	3,767

Balance at the end of the period	R$3,455	R$3,846	R$4,063	R$4,964	R$6,552

Net charge-offs during the period as a percentage of
average loans outstanding(including non-performing loans)	3.9%	3.1%	2.1%	1.3%	2.4%
_______________
(1)	Primarily composed of vehicle financing and consumer loans

     Based on information available regarding our debtors, we believe that our aggregate allowance for loan losses is sufficient to cover probable losses in our loan operations portfolio.

     The following table sets forth our provision for loan losses, charge-offs and recoveries included in results of operations for the periods indicated:

	Year ended December 31,			% Change

	2004	2005	2006	2005/2004	2006/2005

	(R$ in million except %)

Provision for loan losses expenses	R$1,429	R$1,823	R$3,767	27.6%	106.6%
Loan charge-offs	(1,824)	(1,603)	(2,816)	(12.1)	75.7
Loan recoveries	612	681	637	11.3	(6.5)
Net Charge offs	R$(1,212)	R$(922)	R$(2,179)	(23.9)%	136.3%
Provision for loan losses (1)	2.5%	2.5%	4.2%	-	-
_______________
(1)	Provision as a percentage of average loans outstanding.

Allocation of the Allowance for Loan losses

The tables below set forth the allocation of the allowance for loan losses for the periods indicated. The allowance amount allocated and the loan category are stated as a percentage of total loans.

	December 31, 2002

		Allocated	Allocated
		allowance as a	allowance as a	Loan category as	Loan category as
	Allocated	percentage of	percentage of	a percentage of	a percentage of
	allowance	total loans (1)	total loans (2)	total loans (1)	total loans (2)

	(R$ in million, except %)
Type of loans:
Commercial:
Industrial and others	R$1,450	2.9%	2.8%	40.3%	40.2%
Import financing	42	0.1	0.1	2.6	2.5
Export financing	95	0.2	0.2	15.7	15.1
Construction	53	0.1	0.1	0.9	0.9
Leasing	142	0.3	0.3	3.0	3.0
Individuals
Overdraft	155	0.3	0.3	2.1	2.2
Real estate	202	0.4	0.4	2.4	2.6
Financing (3)	898	1.8	1.6	16.5	17.5
Credit card	82	0.2	0.2	2.3	2.4
Rural credit	261	0.5	0.5	7.9	7.6
Foreign currency loans	75	0.2	0.1	6.3	6.0

Total	R$3,455	7.0%	6.6%	100.0%	100.0%

(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2003

		Allowance	Allowance	Loan operations	Loan operations
		allocated as a	allocated as a	category as a	category as a
	Allowance	percentage of	percentage of	percentage of total	percentage of total
	Allocated	total loans (1)	total loans(2)	loans(1)	loans(2)

	(R$ in million, except %)
Type of loans
Commercial
Industrial and others	R$1,738	3.3%	3.2%	40.1%	40.0%
Import financing	57	0.1	0.1	1.3	1.3
Export financing	83	0.2	0.1	15.9	15.3
Construction	32	0.1	0.1	0.8	0.8
Leasing	115	0.2	0.2	2.6	2.6
Individuals
Overdraft	179	0.3	0.3	2.2	2.4
Real Estate	253	0.5	0.5	2.1	2.3
Financing (3)	974	1.9	1.8	19.4	20.0
Credit card	121	0.2	0.2	2.6	2.7
Rural credit	269	0.5	0.5	8.4	8.1
Foreign currency loans	25	-	-	4.6	4.5

Total	R$3,846	7.3%	7.0%	100.0%	100.0%

(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2004

		Allocated	Allocated
		allowance as a	allowance as a	Loan category as	Loan category as
	Allocated	percentage of	percentage of	a percentage of	a percentage of
	allowance	total loans (1)	total loans (2)	total loans (1)	total loans (2)

	(R$ in million, except %)
Type of loans
Commercial
Industrial and others	R$1,600	2.6%	2.5%	38.3%	38.1%
Import financing	45	0.1	0.1	2.1	2.0
Export financing	122	0.2	0.2	13.4	13.1
Construction	23	-	-	0.7	0.7
Leasing	53	0.1	0.1	2.7	2.6
Individuals
Overdraft	191	0.3	0.3	2.1	2.3
Real Estate	111	0.3	0.2	1.5	1.7
Financing (3)	1,415	2.3	2.2	24.6	25.0
Credit card	188	0.3	0.3	2.1	2.4
Rural credit	302	0.5	0.5	9.9	9.6
Foreign currency loans	13	-	-	2.6	2.5

Total	R$4,063	6.7%	6.4%	100.0%	100.0%

(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2005

		Allocated	Allocated
		allowance as a	allowance as a	Loan category as	Loan category as
	Allocated	percentage of	percentage of	a percentage of	a percentage of
	allowance	total loans (1)	total loans (2)	total loans (1)	total loans (2)

	(R$ in million, except %)
Type of loans
Commercial
Industrial and others	R$1,885	2.3%	2.3%	35.9%	35.6%
Import financing	24	-	-	1.4	1.3
Export financing	123	0.2	0.1	12.5	12.3
Construction	56	0.1	0.1	0.7	0.6
Leasing	105	0.1	0.1	3.1	3.0
Individuals
Overdraft	242	0.3	0.3	2.0	2.1
Real estate	137	0.2	0.2	1.0	1.1
Financing (3)	1,832	2.3	2.2	30.7	31.4
Credit card	249	0.3	0.3	2.3	2.5
Rural credit	304	0.4	0.4	8.0	7.8
Foreign currency loans	7	-	-	2.4	2.3

Total	R$4,964	6.2%	6.0%	100.0%	100.0%

(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2006

		Allocated	Allocated
		allowance as a	allowance as a	Loan category as	Loan category as
	Allocated	percentage of	percentage of	a percentage of	a percentage of
	allowance	total loans (1)	total loans (2)	total loans (1)	total loans (2)

	(R$ in million, except %)
Type of loans
Commercial
Industrial and others	R$ 2,569	2.7%	2.6%	34.8%	34.5%
Import financing	2	-	-	1.6	1.5
Export financing	101	0.1	0.1	13.8	13.2
Construction	56	0.1	0.1	0.6	0.5
Leasing	105	0.1	0.1	4.1	4.0
Individuals
Overdraft	182	0.2	0.2	1.4	2.0
Real estate	132	0.1	0.1	1.4	1.4
Financing (3)	2,941	3.2	3.0	29.9	30.7
Credit card	265	0.3	0.3	2.8	2.8
Rural credit	196	0.2	0.2	7.9	7.8
Foreign currency loans	3	-	-	1.7	1.6

Total	R$ 6,552	7.0%	6.7%	100.0%	100.0%

(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

Average Deposit Balances and Interest Rates

     The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

	Year ended December 31,

	2004		2005		2006

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate

	(R$ in million, except %)
Domestic deposits
Non-interest-bearing deposits
Demand deposits	R$13,163	-	R$15,042	-	R$17,210	-
Interest-bearing deposits
Deposits from banks	90	15.6%	116	18.1%	143	13.3%
Savings deposits	22,499	7.4	24,728	8.2	25,590	7.5
Time deposits	21,871	14.8	28,641	16.7	31,203	13.3

Total interest-bearing deposits	44,460	11.0	53,485	12.8	56,936	10.7

Total domestic deposits	57,623	8.5	68,527	10.0	74,146	8.2

International deposits (1):
Non-interest-bearing deposits
Demand deposits	206	-	185	-	222	-
Interest-bearing deposits
Time deposits	3,288	2.6	2,361	4.8	3,258	4.7

Total interest-bearing deposits	3,288	2.6	2,361	4.8	3,258	4.7

Total international deposits	3,494	2.5	2,546	4.4	3,480	4.4

Total deposits	R$61,117	8.2%	R$71,073	9.8%	R$77,626	8.0%

_______________
(1)	Denominated in currencies other than reais, primarily U.S. dollars.

Maturity of Deposits

     The following table shows the distribution of our deposits by maturity at the date indicated:

	December 31, 2006

	Due in 3	Due after 3	Due after 6
	months or	months to 6	months to 1	Due after 1
	less	months	year	year	Total

	(R$ in million)
Domestic deposits
Non-interest-bearing deposits
Demand deposits (1)	R$20,763	-	-	-	R$20,763
Interest-bearing deposits
Deposits from banks	255	R$14	R$21	-	290
Savings deposits (1)	27,613	-	-	-	27,613
Time deposits	2,312	2,902	3,300	R$23,296	31,810

Total interest-bearing deposits	30,180	2,916	3,321	23,296	59,713

Total domestic deposits	50,943	2,916	3,321	23,296	80,476

International deposits (2):
Non-interest-bearing deposits
Demand deposits	318	-	-	-	318
Interest-bearing deposits
Deposits from banks	-	-	-	-	-
Time deposits	2,487	408	156	80	3,131

Total interest-bearing deposits	2,487	408	156	80	3,131

Total international deposits	2,805	408	156	80	3,449

Total deposits	R$53,748	R$3,324	R$3,477	R$23,376	R$83,925

_______________
(1)	Demand deposits and savings deposits are classified as due in three months or less, without taking into account the average turnaround history.
(2)	Denominated in currencies other than reais, primarily U.S. dollars.

     The following table sets forth information regarding the maturity of outstanding time deposits with balances greater than US$100,000 (or its equivalent), by maturity, as of the date indicated:

	December 31, 2006

	Domestic	International
	Currency	Currency

	(R$ in million)
Maturity within 3 months	R$1,381	R$2,256
Maturity after 3 months but within 6 months	2,174	348
Maturity after 6 months but within 12 months	1,627	129
Maturity after 12 months	11,221	76

Total deposits in excess of US$100,000	R$16,403	R$2,809

     Federal Funds Purchased and Securities Sold under Agreements to Repurchase and Short-term Borrowings

     Federal funds purchased and securities sold under agreements to repurchase and short-term borrowings totaled R$48,584 on December 31, 2006, R$29,952 million on December 31, 2005 and R$24,804 million on December 31, 2004. The principal categories of short-term borrowings are import and export financing and commercial paper.

     The following table summarizes the federal funds purchased and securities sold under agreements to repurchase and short-term borrowings for the periods indicated:

	Year ended December 31,

	2004	2005	2006

	(R$ in million, except %)
Federal funds purchased and securities sold under
agreements to repurchase
Amount outstanding	R$16,532	R$22,886	R$42,875
Maximum amount outstanding during the period	26,596	23,882	42,875
Weighted average interest rate at period end	14.1%	18.1%	13.1%
Average amount outstanding during period	18,070	19,139	27,821
Weighted average real interest rate	13.2%	20.2%	13.5%
Import and export financing
Amount outstanding	5,340	4,405	4,440
Maximum amount outstanding during the period	6,777	4,405	4,440
Weighted average interest rate at period end	1.9%	5.3%	5.0%
Average amount outstanding during period	5,765	4,587	3,964
Weighted average real interest rate	(4.3)%	(8.9)%	(4.0)%
Commercial paper
Amount outstanding	2,920	2,661	1,225
Maximum amount outstanding during the period	3,518	2,944	2,607
Weighted average interest rate at period end	1.6%	4.5%	4.9%
Average amount outstanding during period	2,673	2,577	1,752
Weighted average real interest rate	6.1%	8.7%	12.2%
Other	12	-	44

Total	R$24,804	R$29,952	R$48,584

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

     After a period in which Brazil’s economy suffered from the combined effects of regional economic crises and political uncertainty relating to the Brazilian presidential elections in 2002, the Brazilian economy began to improve. In 2003, investor confidence increased, primarily because the new administration largely continued the macroeconomic policies of the previous government, including its focus on fiscal liability, and the real appreciated 18.2% against the U.S. dollar. However, overall economic growth fell, as GDP contracted by 0.2% during 2003, compared to growth of 1.5% in 2002. High interest rates, especially during the first half of the year, acted to constrain economic growth. The Central Bank increased the basic interest rate from 25.0% on January 1, 2003 to 26.5% on February 19, 2003 and maintained it at that level until June 18, 2003. Beginning on June 18, 2003, the Central Bank gradually decreased it to 16.5% as of December 31, 2003.

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

     In 2005, the Brazilian economy continued to improve, mainly in the fourth quarter. GDP grew by 2.3%, and the real appreciated to R$2.3407 per U.S. dollar on December 31, 2005 compared to R$2.6544 on December 31, 2004, an appreciation of 11.8%, during 2005. The Central Bank increased the base interest rate in the first half of 2005, from 17.75% to 19.75%, but began decreasing the interest rate later in that year, eventually arriving at an interest rate of 18.0% in December 2005.

     In 2006, the Brazilian economic activity has continued to improve. GDP grew by 3.7%, and the real appreciated by 8.7% in relation to the U.S. dollar, reaching R$2.1380 per U.S. dollar on December 31, 2006 compared to R$2.3407 per U.S. dollar on December 31, 2005. The Central Bank gradually reduced the interest rates during 2006 from 18% in December 2005 to 13.25% in December 2006.

     The Brazilian economy continued its growth during the first five months of 2007. During the first quarter of 2007, GDP increased by 4.3% over the same period in 2006. The real appreciated to R$1.9289 per U.S. dollar at May 31, 2007, compared with R$2.1380 at December 31, 2006. During the first six months of 2007, the Central Bank decreased base interest rate from 13.25% to 12.0% . Inflation for the first five months of 2007 was 1.2% . On June 15, 2007, the real/U.S. dollar exchange rate was R$1.9097.

     The following table shows the Brazilian inflation measured by IGP-DI, the appreciation of the real against U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

	December 31,

	2004	2005	2006

	(R$ in million, except %)
Inflation (IGP-DI)	12.1%	1.2%	3.8%
Appreciation of the real against U.S. dollar	(8.1)%	(11.8)%	(8.7)%
Period-end exchange rate—US$1.00	R$2.6544	R$2.3407	R$2.1380
Average exchange rate—US$1.00(1)	R$2.9150	R$2.4341	R$2.1812
________________
(1)	The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.
Sources: FGV and the Central Bank.

     The following table shows the change in real GDP and average interbank interest rates for the periods indicated:

	December 31,

	2004	2005	2006

Change in real GDP(1)	4.9%	2.3%	3.7%
Average base interest rates(2)	16.2	19.0	15.0
Average interbank interest rates(3)	16.2%	19.0%	15.0%
_______________
(1)	Calculated by dividing the change in real GDP during a year by the real GDP of the previous year.
(2)	Calculated in accordance with Central Bank methodology (based on nominal rates).
(3)	Calculated in accordance with Clearing and Custody Chamber (“CETIP”) methodology (based on nominal rates).

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

     Effects of Interest Rates and Devaluation, Appreciation on Net Interest Income

     During periods of high interest rates, such as the first half of 2003 and in July-December of 2004, our interest income increased due to increasing interest rates on our interest-bearing assets. At the same time, our interest expense increased as interest rates on our interest-bearing liabilities also rose. Changes in volumes of interest-earning assets and interest bearing liabilities also produce changes in interest income and interest expense. For example, an increase in our interest income attributable to an increase in interest rates may be offset by a decrease in the volume of our outstanding loans.

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

     Conversely, when the real appreciates against the U.S. dollar, as occurred from 2003 to 2006, we incur losses on our monetary assets denominated in or indexed to foreign currencies and record gains on our liabilities denominated in or indexed to foreign currencies.

     In 2005, the real continued to appreciate against the U.S. dollar. The Brazilian economy continued to improve, as evidenced by the decrease in unemployment and an increase in overall personal disposable income. During 2005, our interest income increased by 32.0% as compared to 2004, from R$23,723 million to R$31,307 million in 2005, and our interest expenses increased by 39.5%, from R$8,919 million in 2004 to R$12,441 million in 2005. This increase in interest income and expenses resulted both from increases in our average interest rates, mainly the CDI, which increased from 16.2% in 2004 to 19.0% in 2005, and in the average balance of our interest-bearing assets and liabilities.

     In 2006, the real continued to appreciate in relation to the U.S. dollar. The Brazilian economy continued to improve, as witnessed by the drop in the unemployment rate and the income recovery of Brazilian population. During the course of 2006, our financial income increased by 10.4% as compared to 2005, from R$31,307 million to R$34,575 million, and our financial expenses increased by 3.4%, from R$12,441 million in 2005 to R$12,869 million in 2006. That increase in financial income and expenses was mainly a result of the increase in the average balance of our interest-bearing assets and liabilities, partially offset by the decrease in the average interest rates, mainly CDI, which decreased from 19.0% in 2005 to 15.0% in 2006.

     The following table shows our foreign-currency-denominated and foreign-currency-indexed assets and liabilities at the dates indicated:

	December 31,

	2004	2005	2006

	(R$ in million)
Assets
Cash and due from banks	R$380	R$139	R$177
Interest earning deposits in other banks	4,751	3,218	2,616
Federal funds sold and securities purchased under
agreements to resell	1,011	640	1,065
Brazilian Central Bank compulsory deposits	211	7	12
Trading securities, at fair value	1,120	655	1,771
Available-for-sale securities, at fair value	4,443	5,541	2,735
Held to maturity securities	1,088	984	1,077
Net loans	11,089	12,634	15,258
Other assets	1,306	930	207

Total assets	25,399	24,748	24,918

Off-balance sheet accounts – notional value
Derivatives – long position
Futures	3,171	4,404	5,759
Forwards	302	812	1,396
Swaps	534	147	711

Total	R$29,406	R$30,111	R$32,784

	December 31,

	2004	2005	2006

	(R$ in million)
Liabilities
Deposits	R$2,443	R$2,600	R$3,449
Federal funds purchased and securities sold under agreements
to repurchase	924	579	922
Short-term borrowings	8,272	7,066	5,709
Long-term debt	6,837	6,462	5,632
Others	1,672	2,159	1,059

Total liabilities	20,148	18,866	16,771

Off-balance sheet accounts – notional value
Derivatives – short position
Futures	6,742	5,709	10,907
Forward	275	369	459
Options	47	-	-
Swap	2,636	9,659	9,601

Total	29,848	34,603	37,738

Net exposure	R$(442)	R$(4,492)	R$(4,954)

     The excess of our foreign-currency-denominated and indexed assets as compared to foreign-currency-denominated and indexed liabilities, adjusted according to derivatives instruments as well as the higher interest rates earned on foreign-currency-denominated and -indexed assets compared to our foreign-currency-denominated and -indexed liabilities, led to net financial gains on our net foreign currency asset position in 2003.

     In 2004, 2005 and 2006, the excess of our foreign-currency-denominated and -indexed liabilities over foreign-currency-denominated and -indexed assets, adjusted according to derivative financial instruments, led to net financial gains as a result of the real appreciation during that period.

     We used swaps, futures contracts and other hedging instruments in order to minimize the potential impact on us of currency changes. For more information on our use of derivatives for hedging purposes, see notes 2(e), 2(f) and 22(b) to the consolidated financial statements in Item 18.

     Effects of Devaluation and Interest Rates on Lending and Treasury Activities

     Due to the downturn of the economy in 2003, our provisions for loan losses were R$2,034 million for the year ended December 31, 2003. Our provisions for loan losses declined to R$1,429 million for the year ended December 31, 2004 due to the improved economy that year and increased to R$1,823 million for the year ended December 31, 2005, in line with the increase in the average balance of our loan portfolio. This overall decrease during the 2003-2005 period also reflected an improvement in our methods of evaluating potential credits. In 2006, our costs regarding provisions for loan losses were R$3.7 million.

     Our balance of outstanding loans grew from R$82,689 million on December 31, 2005 to R$97,935 million on December 31, 2006. This 18.4% increase in our lending activities was largely a result of ongoing marketing efforts, increasing confidence on the part of borrowers, and strengthening domestic and international markets. As demand for credit has increased, we have also increased our investments in trading securities measured at fair value from R$40,948 million on December 31, 2005 to R$62,735 million on December 31, 2006. This increase was driven by the increase in sales of our pension investment contracts VGBL and PGBL, and by our issuance of subordinated debt notes.

Taxes

     Our income tax expense consists of two federal taxes: (1) the IRPJ, which is assessed at a rate of 15.0% of adjusted net income increased by an additional income tax at a rate of 10.0%; and (2) the Social Contribution Tax, which is assessed at a rate of 9.0% of adjusted net income.

     Brazilian corporations may pay shareholders interest on shareholders’ capital as an alternative form of making dividend distributions, and may take a deduction against taxable income for such payments. We aim to maximize the amount of dividends we pay in the form of interest on shareholders’ equity. For further information on our tax expenses, see “Item 4. Information on the Company—Regulation and Supervision—Taxation” and “Item 10. Additional Information—Memorandum and Articles of Incorporation—Organization—Allocation of Net Income and Distribution of Dividends” and “Taxation - Distributions of Interest on Shareholders’ Capital.”

     Impact of Recent Material Acquisitions on our Future Financial Performance

     We have made the following significant acquisitions during the past three years:

  In February 2004, we acquired control of BEM at auction for a purchase price of R$78.0 million. In October 2004, the assets, liabilities and branches of BEM were transferred to us at their book value.

  In March 2005, we acquired the minority participation interest held by third parties in the capital stock of Bradesco Seguros S.A. through the exchange of the Bradesco Seguros shares held by third parties for our shares. Upon the completion of this transaction, Bradesco Seguros became our wholly-owned subsidiary and the minority shareholders of Bradesco Seguros became the holders of 363,271 shares of our capital stock. The total aggregate amount of this transaction was R$11.9 million.

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

  In December 2005, we became the controlling shareholder of Banco do Estado do Ceará~~—~~ - BEC and its subsidiary BEC DTVM, through an auction held by the Brazilian Government, for a total purchase price of R$700.0 million. The closing of the transaction occurred on January 2006. In 2006, we started to consolidate BEC’s results in our financial statements.

  In March 2006, we entered into an agreement with the controlling shareholders of American Express Company to acquire the total capital of its subsidiaries in Brazil that operate credit card and related businesses, such as insurance brokerage, business travel, retail foreign exchange services and direct consumer financing operations. The transaction closed upon payment of US$468 million, equivalent to R$1.0 billion.

  In March 2006, we entered into an agreement with Lojas Colombo to acquire 50% of the total capital stock of Credifar, a company that distributes financial products and services to the clients of Lojas Colombo, the third largest retail chain of electrical and electronic appliances and furniture in Brazil, with 365 stores in the States of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo and Minas Gerais. Lojas Colombo has being acting as a correspondent bank of ours since August 2004, with more than 2 million active clients. In May 2007, our transaction with Lojas Colombo was definitely concluded upon its approval by Central Bank.

  On May 15, 2006, we acquired 100% of the total capital stock of Bradesplan, for an acquisition cost of R$308.0 million.

  In January 2007, we acquired Banco BMC S.A. and its subsidiaries BMC Asset Management Ltda – Distribuidora de Títulos e Valores Mobiliários, BMC Previdência Privada S.A. and Credicerto Promotora de Vendas Ltda. via a share purchase agreement. Payment will be made upon the delivery to BMC’s shareholders of shares corresponding to approximately 0.94% of our capital stock, which is equivalent to approximately R$800 million. Operating for around 68 years, BMC is one of the two largest private banks providers of consigned loans of INSS, with a total network of around 7,000 agents, through 749 correspondent banks throughout the country. This transaction has not yet closed and is still pending Central Bank approval.

     We believe that the above acquisitions and related transfers of assets and liabilities led to an increase in our revenues, expenses and income. However, we do not separately account for these acquisitions, and the acquired operations have been integrated into our operations. Accordingly, we cannot quantify the financial impact of these acquisitions. Similarly, we expect that each of the acquisitions and the related transfers of assets and liabilities will increase our future revenues and expenses. The amount of such potential increases is uncertain, and we therefore cannot estimate with confidence the impact of these transactions on our future financial performance. For more information, see “Item 4. Information of the Company—History and Development of the Company—History—Recent Acquisitions—Acquisitions in 2005.”

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

  past experience with the relevant debtor or industry, including recent loss experience;

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

     Our allowance for loan losses is based on our risk classification of each client and/or operation and in portfolio delinquency rates. Assuming a 1.0% increase in expected losses to our loan portfolio, as of December 31, 2006, our loan losses would increase by approximately R$41 million. This sensitivity analysis is hypothetical, and is meant to illustrate the impact that the delinquencies, and therefore the risk rating, have on the determination of the allowance for loan losses. This should not be considered as an expectation of future allowances or losses due to the risk rating and/or for changes in the amount of losses in the future. Given the procedures that we follow in order to determine the risk classification of our clients and of the credit portfolio by products, we believe that our current risk classifications and estimates of severity of losses are appropriate for our loan portfolio.

     For additional information regarding our practices related to the allowance for loan losses, see “Item 4. Information on the Company—Selected Statistical Information—Credit Operations—Non- performing loans” and “ \Allowance for loan losses.”

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

Use of Estimates

     In presenting the financial statements our management also makes estimates and assumptions relating to the calculation of insurance technical reserves, the selection of useful lives for certain assets and the determination of whether a specific asset or group of assets would be impaired. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could be different from those estimates.

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

Commitments and Contingencies

     We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the following table:

	Payments due as of December 31, 2006

Contractual Obligations	Less than 1	1 to 3	3 to 5	More than
	year	years	years	5 years	Total

	(R$ in million)
Time deposits	R$11,565	R$20,954	R$2,354	R$68	R$34,941
Federal funds purchased and securities
sold under agreements to repurchase	27,467	13,675	1,580	153	42,875
Long-term debt	6,660	7,302	7,239	8,921	30,122
Other obligations (1)	52,777	16,833	340	133	70,083

Total	R$ 98,469	R$ 58,764	R$ 11,513	R$ 9,275	R$ 178,021

(1)	Includes reserves for insurance claims, pension plans and pension investment contracts.

Off-balance Sheet Financial Guarantees

     As part of our credit operations, we enter into credit-related transactions with our customers, for the purpose of attending to their financing needs. These transactions are not recorded on our balance sheet in accordance with U.S. GAAP. The following table summarizes these off-balance sheet financial arrangements as of December 31, 2006:

Payments due as of December 31, 2006

Contract Obligations	Less than	1 to 3	3 to 5	More than	Total
	1 year	years	years	5 years

(R$ in million)
Financial guarantees	R$4,083	R$2,228	R$1,776	R$6,704	R$14,791
Letters of credit	242	-	-	-	242

Total	R$4,325	R$2,228	R$1,776	R$6,704	R$15,033

     We grant financial guarantees of our clients’ performance of obligations to third parties. We have the right to seek reimbursement from our clients for any amount we shall have to pay under such a guarantee. Additionally, we may hold in cash or other highly liquid collateral for these obligations. The agreements are subject to the same credit evaluation performed on the execution of loans.

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

     The total amounts per segment shown in the table below may not correspond to the amounts shown on a consolidated basis, as they do not take into account other immaterial segments, and were subject to adjustments, reclassifications and eliminations for inter-company transactions.

     In our banking segment, we offer a range of banking products and services to our customers, including deposit-taking and lending operations, credit and debit card services and capital markets services, through our broad distribution network. For a description of the banking segment’s operations, see “Item 4. Information on the Company—History and Development of the Company—Banking Activity.”

     In our insurance, pension funds and certificated savings plans segment, we offer a range of products and services to our customers, including health, life, accident, automobile and property insurance, individual and corporate pension plans, and certificated savings plans, through our broad distribution network. For a description of the operations of the insurance, pension plans and certificated savings plans segment, see “Item 4. Information on the Company—History and Development of the Company—Insurance, Pension Plans and Certificated Savings Plans.”

Results of Operations for Year Ended December 31, 2006 compared with the Year Ended December 31, 2005

     The following tables set forth the principal components of our net income for 2006 and 2005, on a company-wide basis and by segment:

	Consolidated

			Percentage
	2005	2006	change

	(R$ in million, except %)
Net interest income	R$18,866	R$ 21,706	15.1%
Provision for loan losses	(1,823)	(3,767)	106.6
Non-interest income	17,556	20,084	14.4
Non-interest expense	(25,847)	(29,273)	13.3

Income before income taxes and minority interests	8,752	8,750	-
Income tax and social contribution	(2,431)	(2,273)	(6.5)
Income before minority interest	6,321	6,477	2.5
Minority interest	(11)	(15)	36.4

Net income	R$6,310	R$ 6,462	2.4%

				Insurance, Pension Plans and
	Banking			Certificated Savings Plans

			Percentage			Percentage
	2005	2006	Change	2005	2006	Change

	(R$ in million, except %)
Net interest income	R$12,892	R$15,054	16.8%	R$5,938	R$6,476	9.1%
Provision for loan losses	(1,823)	(3,770)	106.8	-	-	-
Non-interest income	8,177	9,713	18.8	9,374	10,307	10.0
Non-interest expense	(13,418)	(15,824)	17.9	(12,428)	(13,407)	7.9

Income before income taxes and minority
interests	5,828	5,173	(11.2)	2,884	3,376	17.1
Income tax and social contribution	(1,570)	(1,348)	(14.1)	(858)	(918)	7.0

Income before minority interest	4,258	3,825	(10.2)	2,026	2,458	21.3
Minority interest	(2)	1	-	(9)	(16)	77.8

Net income	R$4,256	R$ 3,826	(10.1)%	R$ 2,017	R$ 2,442	21.1%

     Net Interest Income

     The following table shows the principal components of our net interest income before provision for loan losses for 2005 and 2006, on a company-wide basis and by segment:

							Insurance, Pension Plans and
	Consolidated			Banking			Certificated Savings Plans

			Percentage			Percentage			Percentage
	2005	2006	Change	2005	2006	Change	2005	2006	Change

	(R$ in million, except %)
Interest income	R$31,307	R$34,575	10.4%	R$25,334	R$28,098	10.9%	R$5,938	R$6,476	9.1%
Interest expense	(12,441)	(12,869)	3.4	(12,442)	(13,044)	4.8	-	-	-

Net interest income	R$18,866	R$21,706	15.1%	R$12,892	R$15,054	16.8%	R$5,938	R$6,476	9.1%

     The following table shows, on a company-wide basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2006 as compared to the year 2005:

Insurance,
Pension Plans
and Certificated
	Consolidated	Banking	Savings Plans

2006/2005

Increase (decrease)
(R$ in million)
Due to changes in average volume of interest-earning assets and
interest-bearing liabilities	R$3,536	R$2,333	R$1,135
Due to changes in average interest rates	(696)	(171)	(597)

Net change	R$2,840	R$2,162	R$538

     Banking

     The R$2,162 million increase in net interest income in the banking segment in 2006 as compared to 2005 resulted from the 17.5% increase in the average volume of interest-earning assets, as compared to an increase of 16.7% in the average volume of interest-bearing liabilities, which in turn produced an increase of R$2,333 million in net interest income. This increase resulted primarily from the 25.6% increase in the average volume of loan operations, and a 30.3% increase in marketable securities, which in turn were partially offset by a 39.4% increase in federal funds purchased and securities sold under agreements to repurchase, a 31.4% increase in long-term loans, and 11.1% increase in time deposits.

     The decrease in the average interest rate from 19.0% in 2005 to 15.0% in 2006 resulted in an R$171 million drop in our net interest income in 2006 as compared to 2005.

     The net interest margin is the net interest income as a percentage of average interest-earning assets. Our net interest margin in the banking segment remained a steady 10.6% rate in 2005 and 2006.

Insurance, Pension Plans and Certificated Savings Plans

     The R$538 million increase in net interest income originating from the insurance, pension plans and certificated savings plans activities in 2006 as compared to 2005 was primarily due to an increase in the average volume of interest-earning assets, which led to an increase of R$1,135 million in our net interest income, partially offset by a R$597 million decrease, mainly due to the fall in the average interest rate from 19.0% in 2005 to 15.0% in 2006. The changes in the average volume of interest-earning assets (which increased by 25.8%) led to an increase in interest income of R$1,135 million. These increases were primarily due to a 100.6% increase in our average balance of available-for-sale securities and to a 76.4% increase in the interest-bearing deposits in other banks. These increases resulted, basically, from an increase in funds from sales of our pension investment contracts VGBL and PGBL.

     Our net interest margin in the insurance, pension plans and certificated savings plans segment decreased from 15.1% in 2005 to 13.1% in 2006.

     Interest Income

     The following tables show, on a company-wide basis and by segment, the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2005 and 2006:

	Consolidated

			Percentage
	2005	2006	Change

	(R$ in millions, except %)
Average balance of interest-earning assets:
Loans	R$69,556	R$87,349	25.6%
Federal funds sold and securities purchased under
agreements to resell	12,858	13,378	4.0
Trading securities	37,878	41,999	10.9
Available-for-sale securities	9,640	15,980	65.8
Held to maturity securities	4,235	4,122	(2.7)
Interest earning deposits in other banks	9,610	11,945	24.3
Central Bank compulsory deposits	15,151	16,251	7.3
Other interest-earning assets	811	886	9.2

Total	R$159,739	R$191,910	20.1%

Average interest rate earned	19.6%	18.0%

				Insurance, Pension Plans and
	Banking			Certificated Savings Plans

			Percentage			Percentage
	2005	2006	Change	2005	2006	Change

	(R$ in million, except %)
Average balance of interest-earning assets:
Loans	R$69,556	R$87,349	25.6%	-	-	-
Federal funds sold and securities purchased
under agreements to resell	14,463	13,378	(7.5)	-	-	-
Trading securities	9,697	12,631	30.3	R$27,361	R$29,314	7.1%
Available-for-sale securities	3,679	4,024	9.4	5,961	11,956	100.6
Held to maturity securities	1,076	955	(11.2)	3,159	3,167	0.3
Interest earning deposits in other banks	6,731	6,865	2.0	2,880	5,080	76.4
Central Bank compulsory deposits	15,151	16,251	7.3	-	-	-
Other interest-earning assets	811	886	9.2	-	-	-

Total	R$121,164	R$142,339	17.5%	R$39,361	R$49,517	25.8%

Average interest rate	20.9%	19.7%		15.1%	13.1%

     For further information about average interest rates by type of assets, see “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheet and Interest Rate Data.”

     The following table shows, on a company-wide basis and by segment, how much of the increase in our interest income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real), in each case for the year 2006 as compared to the year 2005:

Insurance,
Pension Plans
and Certificated
	Consolidated	Banking	Savings Plans

2006/2005

Increase (decrease)
(R$ in million)
Due to changes in average volume of interest-earning assets	R$6,415	R$5,004	R$1,135
Due to changes in average interest rates	(3,147)	(2,240)	(597)

Net change	R$3,268	R$2,764	R$538

Banking

     Interest income in the banking segment increased by R$2,764 million in 2006, an increase of 10.9% compared to 2005, partially due to an increase in interest income from loan transactions, which was partially offset by the drop in income from trading securities.

     The increase in our interest income was due to a 23.5% increase in interest income from loan transactions, from R$17,236 million in 2005 to R$21,281 million in 2006, due primarily to a 25.6% increase in the average balance of loans from R$69,556 million in 2005 to R$87,349 million in 2006. This increase resulted primarily from an increase in personal loans, mainly in the “Automobile” and “Personal Credit” areas, and from an increase in operations with corporate clients, in the “Foreign Transactions”, “BNDES On-lendings” and “Working Capital” products, as a reflection of the maintenance of the economic activity level, which was partially offset by the 8.7% appreciation of the real in 2006, which impacted our transactions made in or indexed to foreign currencies.

     The 41.4% decrease in interest income from trading securities, from R$2,435 million in 2005 to R$1,428 million in 2006 and the 29.4% decrease in interest income from available-for-sale securities, from R$974 million in 2005 to R$688 million in 2006, were largely attributable to the decrease in the average interest rates from 19% in 2005 to 15.0% in 2006. This increase in interest income was partially offset by a decrease in exchange losses in 2006 as compared to 2005 on our dollar-denominated securities as a result of the lower appreciation of the real against the dollar from 8.7% in 2006 and 11.8% in 2005. When the real appreciates, our interest income denominated in reais from dollar-denominated assets decreases, and as a consequence, the appreciation of the real in 2006 negatively impacted our interest income.

Insurance, Pension Plans and Certificated Savings Plans

     Interest income in the insurance, pension plans and certificated savings plans segment increased by R$538 million in 2006, a 9.1% increase from 2005, due primarily to a 25.8% increase in the average volume of the interest-earning assets. This increase was primarily due to a 100.6% increase in the average balance of our available-for-sale securities and a 76.4% increase in interest-bearing deposits in other banks, which was driven by an increase in funds from sales of our pension investment contracts VGBL and PGBL, related to increased sales of these products in 2006.

     Interest Expense

     The following table shows the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2005 and 2006, all of which are in the banking segment:

	Consolidated

			Percentage
	2005	2006	Change

	(R$ in million, except %)
Average balance of interest-bearing liabilities:
Savings deposits	R$24,728	R$25,590	3.5%
Time deposits	31,002	34,461	11.2
Federal funds purchased and securities sold under
agreements to repurchase	19,139	27,821	45.4
Short-term borrowings	7,164	5,741	(19.9)
Long-term debt	20,764	27,289	31.4
Deposits from banks	116	143	23.3

Total	R$102,913	R$121,045	17.6%

Average interest rate paid:	12.1%	10.6%

				Insurance, Pension Plans and
	Banking			Certificated Savings Plans

			Percentage			Percentage
	2005	2006	Change	2005	2006	Change

	(R$ in million, except %)
Average balance of interest-bearing
liabilities:
Savings deposits	R$24,728	R$25,590	3.5%	-	-	-
Time deposits	31,039	34,484	11.1	-	-	-
Federal funds purchased and securities sold
under agreements to repurchase	19,957	27,821	39.4	-	-	-
Short-term borrowings	7,164	5,741	(19.9)	-	-	-
Long-term debt	20,764	27,289	31.4	-	-	-
Deposits from financial institutions	116	143	23.3	-	-	-

Total	R$103,768	R$121,068	16.7%	-	-	-

Average interest rate paid	12.0%	10.8%		-	-	-

     For further information on average interest rates by type of liability, see “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheet and Interest Rate Data.”

     The following table shows, on a company-wide basis and by segment, how much of the increase in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real), in each case, for 2006 as compared to 2005:

Insurance,
Pension Plans
and Certificated
	Consolidated	Banking	Savings Plans

2006/2005
Increase(decrease)
(R$ in million)
Due to changes in average volume of interest-bearing
liabilities	R$2,879	R$2,671	-
Due to changes in average interest rates	(2,451)	(2,069)	-

Net change	R$428	R$602	-

     Banking

     The 4.8% increase in our interest expense in the banking segment for 2006 compared to 2005 was due primarily to higher volume of time deposits and federal funds purchased and securities sold under agreements to repurchase, partially offset by the decrease in average interest rates.

     The increase of our interest expense was due to a 55.0% increase in our interest expenses on long-term loans from R$1,822 million in 2005 to R$2,824 million in 2006. This variation was mainly due to a 31.4% increase in the average balance of our long-term loans from R$20,764 million in 2005 to R$27,289 million in 2006, offset by a decrease in average interest rates from 19.0% in 2005 to 15.0% in 2006. The increase in the amount of our long-term loans was primarily due an increase in our issuance of subordinated debt.

Provision for Loan Losses

     The following table shows changes in our allowance for loan losses, provision for loan losses, loan charge-offs and loan recoveries for the years ended 2005 and 2006, as well as our provisions-to-loans ratio (provisions as a percentage of the average balance of our loans):

			Percentage
	2005	2006	Change

	(R$ in million, except %)
Allowance for loan losses at the beginning of the year	R$4,063	R$4,964	22.2%
Provisions for loan losses	1,823	3,767	106.6
Loan charge-offs	(1,603)	(2,816)	75.7
Loan recoveries	681	637	(6.5)

Allowance for loan losses at the end of the year	R$4,964	R$6,552	32.0%

Ratio of provision for loan losses to average loans outstanding	2.5%	4.2%

     The allowance for loan losses increased 32.0% from R$4,964 million as of December 31, 2005 to R$6,552 million as of December 31, 2006, due primarily to a 25.6% increase in our average balance of outstanding loans.

     The year of 2006 was characterized by the continuing favorable period in the Brazilian economy, which had begun in 2004. This had a positive effect in the volume of our credit portfolio.

     The Brazilian economy performed well during 2006, largely due to the implementation of fiscal and monetary austerity policies by the Federal Government in the past years. Our level of annual loan losses, calculated as the value of loan charge-offs as a percentage of the total average balance of outstanding loans, increased from 2.2% in 2005 to 3.2% in 2006. Recoveries of non-performing loans decreased by 6.5% as compared to 2005, and loan charge-offs increased by 75.7% in 2006. Overall, during 2006 the provision for loan losses increased by 106.6% as compared to 2005, in line with the increase in the portfolio and the change in our portfolio mix, due to an increase in our individual client segment, which is characterized by the need of a higher level of provisions as compared to the corporate segment. This is evidenced by the increase in the levels of our provision for loan losses from 6.0% in 2005 to 6.7% in 2006, in terms of our credit portfolio.

     Our clients’ ability to perform their obligations in light of the continuation of the positive Brazilian economy scenario, as well as our own increased selectivity in granting loans, is reflected in improvements in the risk classifications of our loan portfolio. The percentage of loans that we classify in the four lowest risk classifications, none of them considered as being of “abnormal course”, was 93.1% on December 31, 2006, practically stable in relation to the 93.9% percentage recorded on December 31, 2005. The percentage of loans that we classify in the two lowest risk classifications represented 69.6% of the total at year-end 2005 and 67.8% at year-end 2006.

     We believe that our current allowance for loan losses is sufficient to cover potential future loan losses in our portfolio. For more information, see “Item 4. Information on the Company—Selected Statistical Information—Credit Operations—Charge-offs” and “—Non-performing Loans and Allowance for Loan Losses.”

     We believe that the amount of, and changes in, our allowance for loan losses, viewed as a percentage of the total portfolio, are consistent with our historical experience with delinquency ratios, charge-offs and net losses.

     In 2006, our loan portfolio growth strategy focused on extending personal loans, mainly automobile financing and personal financing to individuals, because such loans historically have had a better rate of return than loans to companies, although such loans do have higher average rates of default. Our strategy is reflected in the growth of our “financings” account, which includes loans only to individuals, which increased by 16.1% in 2006, although its percentage of our total credit portfolio has decreased from 31.4% in 2005 to 30.7% in 2006.

     The expansion of loans to individuals was due mainly to our strategy of increasing our presence in the retail market, through our efforts to estimate the organic growth of our portfolio.

     Shifts in the quality of our loan portfolio played a more significant role in determining our allocation of allowances for loan losses than any criteria change or trend in non-performing loans.

     In the corporate segment, loans classified as “industrial and other loans” increased by 14.6%, but such loans as a percentage of our loan portfolio decreased to 34.5% from 35.6% in 2005. This decrease was mainly due to a decrease in corporate loans, as a result of a demand decrease due to the enhancement of cheaper funding alternatives available in the market. Among our commercial loans, the ones that presented a better performance in 2006 were those that were oriented towards foreign trade, mainly export transactions and transactions entered into by our branches and offices abroad.

     For a description of the Central Bank’s regulation of lending operations, see “Item 4. Information on the Company—Regulation and Supervision—Treatment of Overdue Debts” and note 2(j) to our consolidated financial statements in Item 18.

     Non-interest Income

     The following tables show, on a company-wide basis and by segment, the principal components of our non-interest income for 2005 and 2006.

	Consolidated

			Percentage
	2005	2006	Change

	(R$ in million, except %)
Fee and commission income	R$5,137	R$6,610	28.7%
Trading gains	2,428	2,360	(2.8)
Net realized gains on available-for-sale securities	747	1,157	54.9
Net gain on foreign currency transactions	294	43	(85.4)
Equity in the earnings of unconsolidated companies	186	224	20.4
Insurance premiums	7,805	8,121	4.0
Pension plans	377	791	109.8
Other non-interest income	582	778	33.7

Total	R$17,556	R$20,084	14.4%

Banking	Insurance, Pension Plans and

				Certificated Savings Plans

			Percentage			Percentage
	2005	2006	Change	2005	2006	Change

	(R$ in million, except %)
Fee and commission income	R$4,687	R$5,981	27.6%	R$416	R$552	32.7%
Trading gains (losses)	2,392	2,348	(1.8)	36	12	(66.7)
Net realized gains on available-for-sale
securities	428	520	21.5	318	627	97.2
Net gain on foreign currency transactions	294	43	(85.4)	-
Equity in earnings of unconsolidated
companies	169	157	7.1	17	64	276.5
Insurance premiums	-			7,805	8,121	4.0
Pension plans	-			377	791	109.8
Other non-interest income	207	664	220.8	405	140	(65.4)

Total	R$8,177	R$9,713	18.8%	R$9,374	R$10,307	10.0%

     Banking

     Non-interest income in the banking segment increased 18.8% from R$8,177 million in 2005 to R$9,713 million in 2006, due principally to an increase in fee income and other non-financial income.

     Fee income increased by 27.6% in 2006 as compared to 2005, from R$4,687 million in 2005 to R$5.981 million in 2006, due primarily to an increase in the average volume of transactions and growth in our client base.

     Insurance, Pension Plans and Certificated Savings Plans

     Non-interest income in the insurance, pension plans and certificated savings plans segment increased 10.0% in 2006 as compared to 2005, due principally to an increase in income from insurance premiums and pension funds plans.

     Income from insurance premiums increased by 4.0% from R$7,805 million in 2005 to R$8,121 million in 2006, due primarily to an increase in the volume of automobile, life and health insurance products sold. Income from pension plans increased by 109.8% from R$377 million to R$791 million due to the rise in the volume of sales.

     Non-interest Expense

     The following tables show, on a company-wide and per segment basis, the principal components of our non-interest expense for 2005 and 2006:

	Consolidated

			Percentage
	2005	2006	Change

	(R$ in million, except %)
Salaries and benefits	R$(5,198)	R$(6,087)	17.1%
Administrative expenses	(4,447)	(5,223)	17.4
Amortization of intangible assets	(302)	(343)	13.6
Insurance claims	(5,501)	(6,124)	(11.3)
Changes in provisions for insurance, pension plans,
certificated savings plans and pension investment contracts	(3,939)	(4,199)	6.6
Pension plan operating expenses	(505)	(560)	10.9
Insurance and pension plan selling expenses	(1,041)	(852)	(18.2)
Depreciation and amortization	(712)	(534)	(25.0)
Other non-interest expense	(4,202)	(5,351)	27.3

Total	R$(25,847)	R$(29,273)	13.3%

				Insurance, Pension Plans and
	Banking			Certificated Savings Plans

			Percentage			Percentage
	2005	2006	Change	2005	2006	Change

	(R$ in million, except %)
Salaries and benefits	R$(4,812)	R$(5,533)	15.0%	R$(359)	R$(504)	40.4%
Administrative expenses	(4,152)	(4,933)	18.8	(464)	(499)	7.5
Amortization of intangible assets	(297)	(339)	14.1	(5)	(4)	(20.0)
Insurance claims	-	-	-	(5,501)	(6,125)	11.3
Changes in provisions for insurance, pension
plans, certificated savings plans and pension
investment contracts	-	-	-	(3,939)	(4,199)	6.6
Pension plan operating expenses	-	-	-	(505)	(560)	10.9
Insurance and pension plan selling expenses	-	-	-	(1,055)	(860)	(18.5)
Depreciation and amortization	(630)	(483)	(23.3)	(80)	(48)	(40.0)
Other non-interest expense	(3,527)	(4,536)	28.6	(520)	(608)	16.9

Total	R$(13,418)	R$(15,824)	17.9%	R$(12,428)	R$(13,407)	7.9%

     Banking

     Non-interest expense in the banking segment increased by 17.9% in 2006 as compared to 2005, due primarily to increases in salaries and benefits and administrative expenses. Expenses from salaries and benefits increased by 15.0%, from R$4,812 million in 2005 to R$5,533 million in 2006, partially due to the effect of a bargaining agreement with labor unions, which provided for increased employee benefits and greater expenses associated with our employee profit sharing program.

     Administrative expenses increased by 18.8%, from R$4,152million in 2005 to R$4,933 million in 2006, due primarily to higher costs for services from third parties, mainly because of the increase in the volume of our banking business and increased investments in improved technology.

     Insurance, Pension Plans and Certificated Savings Plans

     Non-interest expense in the insurance, pension plans and certificated savings plans segment increased 7.9% in 2006 as compared to 2005, due primarily to an increase in insurance claims and provisions for claims incurred but not reported and in expenses for the variation in allowances for insurance, certificated savings plans and pension plans. Insurance claims increased by 11.3%, from R$5,501 million in 2005 to R$6,125million in 2006, largely due to an increase in payments of claims under automobile, life and health insurance policies. The expense for the variation in allowances for insurance, pension plans and certificated savings plans increased by 6.6%, from R$3,939 million in 2005 to R$4,199 million in 2006, due mainly to increases in the volume of sales of insurance, pension plans and certificated savings products.

     Income Tax

     Income tax in Brazil is comprised of federal income taxes and the social contribution tax on adjusted income. See “—Taxes.” The combined rate of these two taxes has been 34.0% since February 2000.

     Income tax expense decreased by 6.5% to R$2,273 million in 2006, as compared to R$2,431 million in 2005. Income tax expense as a percentage of our income before income taxes, adjusted for nontaxable income of unconsolidated companies, decreased to 26.7% in 2006 from 28.4% in 2005.

     Net Income

     As a result of the foregoing, net income for 2006 increased 2.4%, from R$6,310 million in 2005 to R$6,462 million in 2006.

Results of Operations for Year Ended December 31, 2005 Compared with the Year Ended December 31, 2004

     The following tables show the principal components of our net income for 2005 and 2004, on a company-wide basis and by segment:

	Consolidated

			Percentage
	2004	2005	change

	(R$ in million, except %)
Net interest income	R$14,804	R$18,866	27.4%
Provision for loan losses	(1,429)	(1,823)	27.6
Non-interest income	14,282	17,556	22.9
Non-interest expense	(23,717)	(25,847)	9.0

Income before income taxes and minority interests	3,940	8,752	122.1
Income tax and social contribution	(601)	(2,431)	304.5
Income before minority interest	3,339	6,321	89.3
Minority interest	(12)	(11)	(8.3)

Net income	R$3,327	R$6,310	89.7%

				Insurance, Pension Plans and
	Banking			Certificated Savings Plans

			Percentage			Percentage
	2004	2005	Change	2004	2005	Change
	(R$ in million, except %)

Net interest income	R$9,861	R$12,892	30.7%	4,937	R$5,938	20.3%
Provision for loan losses	(1,429)	(1,823)	27.6	-	-	-
Non-interest income	6,370	8,177	28.4	7,794	9,374	20.3
Non-interest expense	(11,418)	(13,418)	17.5	(12,201)	(12,428)	1.9

Income before income taxes and minority
interests	3,384	5,828	72.2	530	2,884	444.2
Income tax and social contribution	(457)	(1,570)	243.5	(138)	(858)	521.7

Income before minority interest	2,927	4,258	45.5	392	2,026	416.8
Minority interest	(8)	(2)	(75.0)	(4)	(9)	125.0

Net income	R$2,919	R$4,256	45.8%	R$388	R$2,017	419.8%

     Net Interest Income

     The following table shows the principal components of our net interest income before provision for loan losses for 2004 and 2005, on a company-wide basis and by segment:

							Insurance, Pension Plans and
	Consolidated			Banking			Certificated Savings Plans

			Percentage			Percentage			Percentage
	2004	2005	Change	2004	2005	Change	2004	2005	Change

	(R$ in million, except %)

Interest income	R$23,723	R$31,307	32.0%	R$18,793	R$25,334	34.8%	R$4,937	R$5,938	20.3%
Interest expense	(8,919)	(12,441)	39.5%	(8,932)	(12,442)	39.3%	-	-	-

Net interest
income	R$14,804	R$18,866	27.4%	R$9,861	R$12,892	30.7%	R$4,937	R$5,938	20.3%

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

Insurance,
Pension Plans
and Certificated
	Consolidated	Banking	Savings Plans

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

     The increase of the average interest rate from 16.2% in 2004 to 19.0% in 2005 resulted in an increase of R$1,726 million in our net interest income in 2005 as compared to 2004.

     Net interest margin is net interest income as a percentage of average interest-earning assets. Our net interest margin in the banking segment increased from 9.4% in 2004 to 10.6% in 2005.

Insurance, Pension Plans and Certificated Savings Plans

     The R$1,001 million increase in net interest income in the insurance, pension plans and certificated savings plans segment in 2005 as compared to 2004 was primarily due to an increase in the average volume of interest-earning assets, which led to an increase of R$1,162 million in our interest income, this increase was partially offset by a R$161 million decrease, mainly due to the 12.4% decrease of the IGPM in 2004 and 1.2% in 2005. The IGPM is the rate that remunerates the Notas do Tesouro Nacional (NTN-C), which are the Brazilian government securities that we use as basis for most part of the technical provisions. The changes in the average volume of interest-earning assets (which increased by 31.4%) led to an increase in interest income of R$1,162 million. These increases were primarily due to a 227.2% increase in our average balance of available-for-sale securities and a 1,278.0% increase in the interest-bearing deposits in other banks, which was driven by an increase in funds from sales of our pension investment contracts VGBL and PGBL.

     Our net interest margin in the insurance, pension plans and certificated savings plans segment decreased from 16.5% in 2004 to 15.1% in 2005.

     Interest Income

     The following tables show, on a company-wide basis and by segment, the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2004 and 2005:

	Consolidated

			Percentage
	2004	2005	Change

	(R$ in millions, except %)
Average balance of interest-earning assets:
Loans	R$55,230	R$69,556	25.9%
Federal funds sold and securities purchased under
agreements to resell	18,628	12,858	(31.0)
Trading securities	34,039	37,878	11.3
Available-for-sale securities	5,682	9,640	69.7
Held to maturity securities	4,528	4,235	(6.5)
Interest earning deposits in other banks	3,226	9,610	197.9
Central Bank compulsory deposits	13,070	15,151	15.9
Other interest-earning assets	858	811	(5.5)

Total	R$135,261	R$159,739	18.1%

Average interest rate earned	17.5%	19.6%

				Insurance, Pension Plans and
	Banking			Certificated Savings Plans

			Percentage			Percentage
	2004	2005	Change	2004	2005	Change

	(R$ in million, except %)
Average balance of interest-earning assets:
Loans	R$55,230	R$69,556	25.9%	-	-	-
Federal funds sold and securities purchased
under agreements to resell	18,628	14,463	(22.4)	-	-	-
Trading securities	9,036	9,697	7.3	R$25,003	R$27,361	9.4%
Available-for-sale securities	3,860	3,679	(4.7)	1,822	5,961	227.2
Held to maturity securities	1,616	1,076	(33.4)	2,912	3,159	8.5
Interest earning deposits in other banks	3,088	6,731	118.0	209	2,880	1,278.0
Central Bank compulsory deposits	13,070	15,151	15.9	-	-	-
Other interest-earning assets	858	811	(5.5)	-	-	-

Total	R$105,386	R$121,164	15.0%	R$29,946	R$39,361	31.4%

Average interest rate	17.8%	20.9%		16.5%	15.1%

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

Insurance,
Pension Plans
and Certificated
	Consolidated	Banking	Savings Plans

2005/2004

Increase (decrease)
(R$ in million)
Due to changes in average volume of interest-earning assets	R$4,323	R$3,441	R$1,162
Due to changes in average interest rates	3,261	3,100	(161)

Net change	R$7,584	R$6,541	R$1,001

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

     Interest Expense

     The following table shows the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2004 and 2005, all of which are in the banking segment:

	Consolidated

			Percentage
	2004	2005	Change

	(R$ in million, except %)
Average balance of interest-bearing liabilities:
Savings deposits	R$22,499	R$24,728	9.9%
Time deposits	25,159	31,002	23.2
Federal funds purchased and securities sold under
agreements to repurchase	18,070	19,139	5.9
Short-term borrowings	8,442	7,164	(15.1)
Long-term debt	17,839	20,764	16.4
Deposits from banks	90	116	28.9

Total	R$92,099	R$102,913	11.7%

Average interest rate paid:	9.7%	12.1%

				Insurance, Pension Plans and
	Banking			Certificated Savings Plans

	2004	2005	Percentage	2004	2005	Percentage
			Change			Change

	(R$ in million, except %)
Average balance of interest-bearing
liabilities:
Savings deposits	R$22,502	R$24,728	9.9%	-
Time deposits	25,230	31,039	23.0	-	-	-
Federal funds purchased and securities sold
under agreements to repurchase	18,070	19,957	10.4	-	-	-
Short-term borrowings	8,442	7,164	(15.1)	-	-	-
Long-term debt	17,839	20,764	16.4	-	-	-
Deposits from financial institutions	90	116	28.9	-	-	-

Total	R$92,173	R$103,768	12.6%	-	-	-

Average interest rate paid	9.7%	12.0%		-	-	-

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

Insurance,
Pension Plans
and Certificated
	Consolidated	Banking	Savings Plans

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

     Interest expense on federal funds purchased and securities sold under agreements to repurchase increased 61.6% in 2005, when compared to 2004, from R$2,390 million in 2004 to R$3,862 million in 2005. This increase was primarily due to an increase in average interest rates of 16.2% in 2004 to 19.0% in 2005, as well as a 10.4% increase in the average balance of funding sources.

Provision for Loan Losses

     The following table shows changes in our allowance for loan losses, provision for loan losses, loan charge-offs and loan recoveries for the years ended 2004 and 2005, as well as our provisions-to-loans ratio (provisions as a percentage of the average balance of our loans):

			Percentage
	2004	2005	Change

	(R$ in million, except %)
Allowance for loan losses at the beginning of the year	R$3,846	R$4,063	5.6%
Provisions for loan losses	1,429	1,823	27.6
Loan charge-offs	(1,824)	(1,603)	(12.1)
Loan recoveries	612	681	11.3

Allowance for loan losses at the end of the year	4,063	4,964	22.2%

Ratio of provision for loan losses to average loans outstanding	2.5%	2.5%

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

     We believe that our current allowance for loan losses is sufficient to cover known and estimated future loan losses in our portfolio. For more information, see “Item 4. Information on the Company—Selected Statistical Information—Credit Operations—Charge-offs” and “—Non-performing Loans and Allowance for Loan Losses.”

     We believe that the amount of, and changes in, our allowance for loan losses, viewed as a percentage of the total portfolio, are consistent with our historical experience with delinquency ratios, charge-offs and net losses.

     In 2005, our loan portfolio growth strategy continued to focus on extending personal loans such as automobile financing to individuals, because such loans historically have had a better rate of return than loans to companies, although such loans do have higher average rates of default. Our strategy is reflected in the growth of our “financing” account, which includes loans only to individuals, which increased by 64.0% in 2005 and increased as a percentage of our total credit portfolio from 25.0% in 2004 to 31.3% in 2005.

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

     Among our commercial loans, the ones that presented a better performance in 2005 were those that were oriented towards foreign trade, mainly export transactions and transactions entered into by our branches and offices abroad. In the corporate segment, loans classified as “industrial and other loans” increased by 22.4%, but such loans as a percentage of our loan portfolio decreased to 35.6% from 38.1% in 2004. This decrease was mainly due to the decrease in loans granted to large corporations as a consequence of the fluctuation of the real/U.S. dollar exchange rate.

     For a description of the Central Bank’s regulation of lending operations, see “Item 4. Information on the Company—Regulation and Supervision—Treatment of Loans and Overdue Debts” and note 2(j) to our consolidated financial statements in Item 18.

     Non-interest Income

     The following tables show, on a company-wide basis and by segment, the principal components of our non-interest income for 2004 and 2005.

	Consolidated

	2004	2005	Percentage
			Change

	(R$ in million, except %)
Fee and commission income	R$4,310	R$5,137	19.2%
Trading gains	1,236	2,428	96.4
Net realized gains on available-for-sale securities	433	747	72.5
Net gain on foreign currency transactions	269	294	9.3
Equity in the earnings of unconsolidated companies	66	186	181.8
Insurance premiums	6,764	7,805	15.4
Pension plans	374	377	0.8
Other non-interest income	830	582	(29.9)

Total	R$14,282	R$17,556	22.9%

				Insurance, Pension Plans and
	Banking			Certificated Savings Plans

			Percentage			Percentage
	2004	2005	Change	2004	2005	Change

	(R$ in million, except %)
Fee and commission income	R$3,885	R$4,687	20.6%	R$312	R$416	33.3%
Trading gains (losses)	1,248	2,392	91.7	(12)	36	-
Net realized gains on available-for-sale
securities	168	428	154.8	252	318	26.2
Net gain on foreign currency transactions	269	294	9.3	-	-	-
Equity in earnings of unconsolidated
companies	32	169	428.1	33	17	(48.5)
Insurance premiums	-	-	-	6,764	7,805	15.4
Pension plans	-	-	-	374	377	0.8
Other non-interest income	768	207	(73.0)	71	405	470.4

Total	R$6,370	R$8,177	28.4%	R$7,794	R$9,374	20.3%

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

     Non-interest Expense

     The following tables show, on a company-wide and per segment basis, the principal components of our non-interest expense for 2004 and 2005:

	Consolidated

			Percentage
	2004	2005	Change

	(R$ in million, except %)
Salaries and benefits	R$(4,864)	R$(5,198)	6.9%
Administrative expenses	(4,057)	(4,447)	9.6
Amortization of intangible assets	(278)	(302)	8.6
Insurance claims	(4,822)	(5,501)	14.1
Changes in provisions for insurance, pension plans,
certificated savings plans and pension investment contracts	(4,326)	(3,939)	(8.9)
Pension plan operating expenses	(751)	(505)	(32.8)
Insurance and pension plan selling expenses	(907)	(1,041)	14.8
Depreciation and amortization	(789)	(712)	(9.8)
Other non-interest expense	(2,923)	(4,202)	43.8

Total	R$(23,717)	R$(25,847)	9.0%

				Insurance, Pension Plans and
	Banking			Certificated Savings Plans

			Percentage			Percentage
	2004	2005	Change	2004	2005	Change

	(R$ in million, except %)
Salaries and benefits	R$(4,325)	R$(4,812)	11.3%	R$(480)	R$(359)	(25.2)%
Administrative expenses	(3,722)	(4,152)	11.6	(455)	(464)	2.0
Amortization of intangible assets	(274)	(297)	8.4	(4)	(5)	25.0
Insurance claims	-	-	-	(4,822)	(5,501)	14.1
Changes in provisions for insurance, pension
plans, certificated savings plans and pension
investment contracts	-	-	-	(4,326)	(3,939)	(8.9)
Pension plan operating expenses	-	-	-	(751)	(505)	(32.8)
Insurance and pension plan selling expenses	-	-	-	(907)	(1,055)	16.3
Depreciation and amortization	(728)	(630)	(13.5)	(56)	(80)	42.9
Other non-interest expense	(2,369)	(3,527)	48.9	(400)	(520)	30.0

Total	R$(11,418)	R$(13,418)	17.5%	R$(12,201)	R$(12,428)	1.9%

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

     Insurance, Pension Plans and Certificated Savings Plans

     Non-interest expense in the insurance, pension plans and certificated savings plans segment increased 1.9% in 2005 compared to 2004, due primarily to an increase in insurance claims and provisions for claims incurred but not reported, which was offset by a reduction in expenses for the variation in allowances for insurance, certificated savings plans and pension plans. Insurance claims increased by 14.1%, from R$4,822 million in 2004 to R$5,501 million in 2005, largely due to an increase in payments of claims under automobile, life and health insurance policies.

     The expense for the variation in allowances for insurance, pension plans and certificated savings plans decreased by 8.9%, from R$4,326 million in 2004 to R$3,939 million in 2005, due mainly to increases in redemptions of several pension plans products.

     Income Tax

     Income tax in Brazil is comprised of federal income taxes and the Social Contribution Tax on adjusted income. See “—Taxes.” The combined rate of these two taxes has been 34.0% since February 2000.

     Income tax expense increased by 304.5% in 2005 from R$601.0 million in 2004 to R$2,431 million in 2005 partially due to the increase in the income from our transactions to hedge our offshore investments. Income tax expense as a percentage of our income before income taxes, adjusted for nontaxable income of affiliated companies, increased to 28.4% in 2005 from 15.5% in 2004. The increase was due primarily to the increase in taxable income in 2005.

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

  establish exposure limits based on our evaluation of the risks presented by our currency, term and rate gap positions and current market volatility levels;

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

     Our principal sources of financing are:

  demand, savings, time and interbank deposits; and

  short and long-term borrowings, part of which is denominated in foreign currencies.

     The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing as well as non-interest bearing) in the periods indicated:

		2004			2005			2006
	Average	% of	Average	Average	% of	Average	Average	% of	Average
	balance	total	rate	balance	total	rate	balance	total	rate

	(R$ in million, except %)
Deposits from banks	R$90	0.1%	15.6%	R$116	0.1%	18.1%	R$ 143	0.1%	13.3%
Savings deposits	22,499	15.1	7.4	24,728	14.5	8.2	25,590	12.4	7.5
Time deposits	25,159	16.9	13.2	31,002	18.1	15.8	34,461	16.7	12.5
Interest-bearing liabilities:
Federal funds purchased and
securities sold under agreements to
repurchase	18,070	12.1	13.2	19,139	11.2	20.2	27,821	13.5	13.5
Short-term borrowings	8,442	5.7	(1.0)	7,164	4.2	(2.6)	5,741	2.8	0.9
Long-term debt	17,839	12.0	9.1	20,764	12.2	8.8	27,289	13.2	10.3

Total interest-bearing liabilities	92,099	61.9	9.7%	102,913	60.3	12.1%	121,045	58.7	10.6%

Non-interest-bearing liabilities:
Demand deposits	13,369	9.0		15,227	8.9		17,432	8.4
Other non-interest-bearing
liabilities (1)	43,346	29.1		52,537	30.8		67,989	32.9

Total non-interest-bearing
liabilities	56,715	38.1		67,764	39.7		85,421	41.3

Total liabilities	R$148,814	100.0%		R$170,677	100.0%		R$ 206,466	100.0%

(1)
Other non-interest-bearing liabilities, whose primary components are technical reserves for insurance losses, provision for pension plans, provision for certificated savings plans, provision for pension plan investment agreements and provision for contingent liabilities, are not a source of funding.

     Deposits are our most important source of funding, accounting for 41.1% of average total liabilities in 2004, compared to 41.6% in 2005 and 37.6% in 2006. In 2004, our average deposits grew by 7.8% but declined slightly as a percentage of the average balance of total liabilities, due to the greater increases in the average balances of other funding sources, such as an 8.7% increase in the average balance of long-term debt, a 16.7% increase in the average balance of federal funds purchased and securities sold under agreements to repurchase and a 17.8% increase in other non-interest liabilities. In 2005, the average balance of our deposits increased by 16.3% compared to 2004, but remained stable as a percentage of total liabilities, due to the increase in other funding sources, in particular, the 16.4% increase in our liabilities for long-term debt and 21.2% increase in other non-interest-bearing liabilities. In 2006, the average balance of our deposits increased by 9.2% as compared to 2005. However, there was a slight reduction when the average balance of our deposits is compared to the percentage of the average balance of liabilities, due to the increase in other funding sources, with special focus on the 45.4% increase in federal funds purchased and securities sold under agreements to repurchase and on the 29.4% increase in the average balance of other non-interest bearing liabilities.

     Short and long-term borrowings, our second-most-important source of funding, accounted for 17.7% of total average liabilities in 2004, compared to 16.4% in 2005 and 16.0% in 2006. Although our average balance of short and long-term borrowings increased in 2005 and 2006, it decreased as a percentage of total liabilities, mainly due to the increase in other funding sources.

     The following table shows our sources of funding and liquidity at December 31, 2006:

	December 31, 2006

	(R$ in million)	% of total

Deposits from banks	R$ 290	0.1%
Savings deposits	27,613	11.9
Time deposits	34,941	15.0
Federal funds purchased and securities sold under
agreements to repurchase	42,875	18.4
Short-term borrowings	5,709	2.5
Long-term debt	30,122	12.9

Total interest-bearing liabilities	141,550	60.8

Demand deposits	21,081	9.1
Other non-interest-bearing liabilities	70,083	30.1

Total non-interest-bearing liabilities	91,164	39.2

Total liabilities	R$ 232,714	100.0%

Deposits

     Deposits accounted for approximately 36.1% of total liabilities at December 31, 2006. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the average balances of our time, savings and demand deposits from December 31, 2005 through December 31, 2006 was due to the increase in our client base. At December 31, 2005, we had approximately 16.5 million checking accounts and 35.1 million savings accounts, compared to approximately 16.8 million checking accounts and 35.2 million savings accounts at December 31, 2006. For additional information regarding our deposits, see “Item 4. Information on the Company—Selected Statistical Information—Maturity of Deposits.”

Short-term Borrowings

     Our short-term borrowings in foreign currencies consist primarily of lines obtained from correspondent banks for import and export financings, as well as issuances of certificates of deposit. We have consistently had access to short-term borrowings on market terms.

     We do not have any unused credit lines, credit facilities or portions thereof due to the fact that we do not maintain any pre-approved credit lines with other financial institutions.

     Our credit facilities could be impacted by various factors, including downgrades in our rating, fluctuations in Brazilian exchange rates and base interest rates, increased rates of inflation, currency devaluations, and adverse developments in the Brazilian and world economies. For a further discussion of risks that could have an adverse effect on our credit facilities, see “Item 3. Key Information—Risk Factors—Risks Relating to Brazil” and “—Risks Relating to the company and the Brazilian Banking Industry.”

     At December 31, 2006, we had short-term (up to 360 days) borrowings totaling R$5,709 million, a decrease of R$1,357 million from December 31, 2005. Our short-term borrowings decreased as demand for U.S. dollar-denominated and indexed commercial paper decreased by 54.0%, from R$2,661 million at December 31, 2005 to R$1,225 million at December 31, 2006, due to the decrease in our commercial paper financings and the appreciation of the real against the U.S. dollar in 2006. Our import and export financing operations remained practically stable in 2006.

     At December 31, 2005, we had short-term (up to 360 days) borrowings totaling R$7,066 million, a decrease of R$1,206 million from December 31, 2004. Our short-term borrowings decreased as demand for import and export financings, which we fund through short-term borrowings, fell from R$5,340 million at December 31, 2004 to R$4,405 million at December 31, 2005. The decrease was largely due to the appreciation of the real during 2005. Our balance of U.S. dollar-denominated and indexed commercial paper decreased 8.9%, from R$2,920 million at December 31, 2004, to R$2,661 million on December 31, 2005, due to the decrease in this type of funding, combined with the appreciation of the real against the U.S. dollar in 2005.

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

Long-term Debt

     We classify as “long-term” all borrowings not classified as short-term. Long-term debt consist primarily of funds borrowed for local on-lendings, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities and equipment, as well as our subordinated notes, Euronotes and foreign currency loans.

     At December 31, 2006, we had R$30,122 million in long-term outstanding borrowings, an increase of R$6,806 million from December 31, 2005. The increase in our long-term outstanding borrowings was primarily attributable to a R$5,230 million increase in the balance of our subordinated debt, due mainly to the issuance of subordinated CDB with a floating interest rate.

     At December 31, 2005, we had R$23,316 million in long-term outstanding borrowings, an increase of R$3,663 million from December 31, 2004. The increase in our long-term outstanding borrowings was primarily attributable to (1) a R$2,625 million increase in our outstanding balance of debentures, (2) a R$1,072 million increase in borrowings for local on-lendings and (3) a R$746 million increase in subordinated debt, which bears interest at a fixed rate, resulting basically from the issuance of perpetual debt, as that subordinate debt yields interest at a fixed rate. This increase was partially offset by the decrease of R$879 million of our outstanding notes issued pursuant to the securitization of money orders and credit card receivables, due to the early redemption of part of the operation. Upon the above-mentioned redemption, the total outstanding balance of such notes was R$1,776 million as of December 31, 2005.

     Also included in our long-term debt are medium and long-term securities, including through our medium-term note program. This program permits us to issue up to US$2.5 billion (or its equivalent in other currencies) of medium-term notes through our branches in Grand Cayman and New York and through our headquarters in Brazil. The program provides that the notes are unsecured, unsubordinated obligations and rank on the same level as all our present and future unsecured and unsubordinated external debt. Notes issued under the program have maturities of two years or more from their date of issuance and bear interest at a fixed rate. We may offer the notes issued under the program for sale to qualified institutional buyers in the United States under the Rule 144A of the Securities Act or to non-U.S. persons outside the United States in accordance with Regulation S of the Securities Act.

     We had US$525.9 million outstanding on December 31, 2006 and US$674.6 million outstanding on December 31, 2005, issued under our medium-term securities program. Out of the securities that were outstanding on December 31, 2006, US$325.9 million were issued in 2004, and US$200 million in 2005. Even though the program allows us the issuance of up to US$2.5 billion in medium-term securities, our ability to issue the remaining balance under the program depends on whether there is a demand for these resources.

     In August 2003, we issued two series of notes due in 2010, in an aggregate amount of US$400.0 million, and in July 2004 we issued a new series of notes due in 2012, in an aggregate amount of US$100.0 million. The notes are secured by future flows of payment orders we receive from abroad. In August 2005, we redeemed in advance one of the series issued in 2003 in the amount of US$200.0 million. The series that remained outstanding on December 31, 2006 bears interest at a fixed interest rate.

     In December 2001, April 2002, October 2003, and April 2004, we issued, through our branch in Grand Cayman, subordinated debt securities with a 10-year maturity, in the amounts of US$150 million, JP¥17.5 billion, US$500 million, and EUR225 million, respectively. In June 2005, we issued US$300.0 million in non-cumulative junior subordinated perpetual bonds, on which we pay interest at a fixed rate on a quarterly basis.

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

Compulsory Deposits with the Central Bank

     The Central Bank requires us, as a financial institution, either to deposit a determined amount of funds with the Central Bank or to purchase and hold Brazilian federal treasury securities. We cannot use these compulsory deposits for any other purpose. The Central Bank determines the interest to be paid on these deposits, if any. For more information on compulsory deposit requirements, see “Item 4. Information on the Company—History and Development of the Company—Banking Activity—Deposit-taking Activities.”

     We had compulsory deposits at the amount of R$23,461 million at December 31, 2006, an 8.2% increase from December 31, 2005, basically due to the increase the volume of our deposits. At December 31, 2005, the balance of our compulsory deposits was R$21,686 million, a 7.3% increase from December 31, 2004, primarily due to an increase in the volume of deposits.

Sources of Additional Liquidity

     We do not maintain unused pre-approved credit lines, but we believe that our strong presence in the Brazilian market and our reputation in international credit markets would enable us to obtain funds on market terms if necessary. Although our medium-term notes program is not a guaranteed pre-approved credit line and our ability to issue notes under the program at any given time depends on whether there is demand for such notes, as a general matter the program can facilitate our access to international credit markets, depending on the market scenario, in which we can borrow funds at a lower interest rate and for longer tenors than in the Brazilian market. Furthermore, we may access the international capital markets to raise longer-term resources, under our existing program of notes guaranteed by future cash flows from payment orders that we receive from abroad.

     Finally, in some limited circumstances we may obtain emergency funds from the Central Bank through a transaction referred to as “redesconto.” A redesconto is a loan from the Central Bank to a financial institution, which loan is guaranteed by federal government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading securities limits the amount of the redesconto transaction. We have never obtained funds from the Central Bank through redesconto transactions for liquidity purposes. At December 31, 2006, we had R$31,150 million in federal government securities as trading securities that could be used for this purpose.

Cash Flow

     During 2004, 2005 and 2006, the primary influence on our cash flow was the changes in the Brazilian economic environment. The following table shows the principal variations in cash outflows during the periods indicated:

	2004	2005	2006

Net cash provided by (used in) operating activities	R$13,496	R$4,207	R$ (14,974)
Net cash used in investing activities	(15,815)	(20,423)	(21,828)
Net cash provided by (used in) financing activities.	(3,285)	13,909	29,203

Net increase (decrease) in cash and cash equivalents	R$(5,604)	R$(2,307)	R$ (7,599)

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

     The cash generated from our financing activities in 2005 of R$6,354 million resulted primarily from a net increase of transactions involving federal funds and securities sold under agreements to repurchase, a R$6,397 million net increase in the volume of deposits, mainly time deposits, and a R$3,531 million increase in long-term debt, net of repayments. This was partially offset by a R$1,559 million payment of dividends and interest on shareholders’ capital and by a R$1,302 million decrease in our short-term borrowings, pursuant to our liquidation of borrowing and financing operations.

2006

     During 2006, we experienced a net reduction of R$7,599 million in cash and cash equivalents, basically due to the R$21,828 million used in our investment activities, and by the R$14,974 million used in from our operating activities, which was partially offset by R$29,203 million derived from our financing activities.

     The use of cash in our investment activities in 2006 resulted primarily from the use of R$8,796 million for the acquisition of available-for-sale securities, and to the use of R$17,394 million in loan operations, which was offset by the R$7,019 million generated in the sale of available-for-sale securities.

     The cash generated by our financing activities in 2006 resulted primarily from a net increase of R$19,557 million in our transactions involving federal funds purchased and securities sold under agreements to repurchase, as well as the net increase of R$6,639 million in deposit-taking activities, mainly demand deposits, and the R$6,587 million increase in our long-term debt, net of the respective payments, partially offset by the impact of interest on shareholders’ capital and dividends of R$3,334 million, and by a R$1,431 million decrease in our short-term borrowings, resulting from the liquidation of commercial paper operations.

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

  different specific risk-weighted categories;

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

     The following table shows our capital positions as a percentage of total risk weighted assets, as well as our minimum capital requirements under Brazilian law, for the dates indicated. The table and the following information are based on accounting practices adopted in Brazil:

	At December 31,

	2004	2005	2006

	(R$ in million, except %)
Capital - Tier I	11.7%	11.5%	11.6%
Capital - Tier II	4.4	3.7%	4.9

Total Capital	16.1%	15.2%	16.5%

Available regulatory capital	R$20,907	R$25,658	R$ 35,046
Minimum regulatory capital required	14,306	18,532	23,399

Excess over minimum regulatory capital required	R$6,601	R$7,126	R$ 11,647

     The increase in our available authorized capital from R$25,658 million at December 31, 2005 to R$35,046 million at December 31, 2006 was mainly due to (i) our issuance of R$4,121 million in subordinated notes, (ii) a capital increase of R$1,218 million, (iii) a positive adjustment of R$1,137 million relating to unrealized profits in investments classified as available-for-sale and (iv) profit capitalization of R$2,895 million after payment of interest on shareholders’ capital. These factors were partially offset by the effects of a R$23 million decrease for deposit in our treasury account.

     The increase in our available regulatory capital from R$20,907 million at December 31, 2004 to R$25,658 million at December 31, 2005 was due primarily to (i) our issuance of R$628 million in subordinated notes, (ii) our capital increase of R$737 million, (iii) the positive adjustment of R$50 million relative to unrealized gains in investments classified as available for sale and (iv) capitalization of R$3,633 million of profits, after the distribution of dividends/JCP (“interest on shareholders’ capital”) . These factors were partially offset by the effects of a R$14 million decrease in our minority shareholder participation, due to the acquisition of the minority shareholders’ interest in Bradesco Seguros and of R$225 million from the repurchase of shares for deposit in our treasury account.

     The excess of our capitalization over the minimum regulatory capital required was R$11,647 million at December 31, 2006, as compared to R$7,126 million in 2005.

     As of December 31 of each of 2004, 2005 and 2006, we were in compliance with all minimum capital requirements imposed by the Central Bank. For a description of our capital requirements and Central Bank capital adequacy regulations see “Item 4. Information on the Company—Regulation and Supervision—Principal Limitations and Restrictions on Activities of Financial Institutions.”

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

     The following table shows the maturities of our interest-earning assets and interest-bearing liabilities at December 31, 2006 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

	At December 31, 2006

	Up to	31 – 90	91 – 180	181 – 365	1 – 3	Over
	30 days	days	days	days	years	3 years	Total

Interest-earning assets:	(R$ in million, except %)
Deposits from banks	R$3,961	R$712	R$1,445	R$944	R$1,306	R$550	R$8,918
Federal funds sold and securities purchased
under agreements to resell	4,986	9	2,078	3,877	671	3,028	14,649
Central bank compulsory deposits	15,774	324	477	217	223	-	17,015
Trading securities	50,709	1,372	2,164	1,572	2,314	4,604	62,735
Available-for-sale securities	114	46	80	83	2,616	17,515	20,454
Held to maturity securities	37	-	-	-	-	3,228	3,265
Loans	16,334	15,713	14,618	16,130	22,787	8,069	93,651
Other assets	-	-	-	-	-	404	404

Total interest-earning assets	91,915	18,176	20,862	22,823	29,917	37,398	221,091

Interest-bearing liabilities:
Deposits from banks	202	53	14	21	-	-	290
Savings deposits	27,613	-	-	-	-	-	27,613
Time deposits	2,352	2,447	3,310	3,456	20,954	2,422	34,941
Federal funds purchased and securities sold
under agreements to repurchase	24,727	384	626	1,730	13,675	1,733	42,875
Short-term borrowings	1,058	1,403	1,287	1,729	232		5,709
Long-term debt	703	719	1,655	3,583	7,302	16,160	30,122

Total interest-bearing liabilities	56,655	5,006	6,892	10,519	42,163	20,315	141,550

Asset/liability gap	35,260	13,170	13,970	12,304	(12,246)	17,083	79,541
Cumulative gap	R$35,260	R$48,430	R$62,400	R$74,704	R$62,458	R$79,541
Ratio of cumulative gap to cumulative total
interest-earning assets	15.95%	21.91%	28.22%	33.79%	28.25%	35.98%

Exchange Rate Sensitivity

     Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. We had R$5,632 million of long-term debt outstanding at December 31, 2006. At that date, our net foreign currency liability exposure was R$4,954 million, or 18.7% of shareholders’ liability. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivatives financial instruments.

     Our foreign currency position arises primarily through our purchases and sales of foreign exchange (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum outstanding sold and purchased foreign currency positions.

     At December 31, 2006, the composition of our assets, liabilities and shareholders’ equity by currency and term was as shown below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

December 31, 2006

				Foreign
		Foreign		currency as %
	R$	currency	Total	of total

	(R$ in million, except %)
Assets:
Cash and due from banks	R$ 4,571	R$ 177	R$ 4,748	3.7%
Interest earning deposits in other banks	6,302	2,616	8,918	29.3
Federal funds sold and securities purchased under agreements to resell	13,584	1,065	14,649	7.3
Brazilian Central bank compulsory deposits	23,449	12	23,461	0.1
Trading securities:
Less than one year	27,090	178	27,268	0.7
From one to three years	2,290	24	2,314	1.0
More than three years	3,035	1,569	4,604	34.1
Indefinite (1)	28,549	-	28,549	-
Available-for-sale securities:
Less than one year	286	37	323	11.5
From one to three years	2,608	8	2,616	0.3
More than three years	14,825	2,690	17,515	15.4
Indefinite	3,425	-	3,425	-
Held to maturity securities:
Less than one year	-	37	37	100.0
From one to three years	-	-	-	-
More than three years	2,188	1,040	3,228	32.2
Loans:
Less than one year	49,271	10,050	59,321	16.9
From one to three years	19,760	3,027	22,787	13.3
More than three years	5,877	2,192	8,069	27.2
Indefinite (2)	7,758	-	7,758	-
Equity investees and other investments	527	-	527	-
Premises and equipment, net	2,997	3	3,000	0.1
Goodwill	667	-	667	-
Intangible assets, net	1,623	-	1,623	-
Other assets:
Less than one year	11,077	204	11,281	1.8
From one to three years	6,813	-	6,813	-
More than three years	2,322	-	2,322	-
Allowance for loan losses	(6,541)	(11)	(6,552)	0.2

Total	R$ 234,353	R$ 24,918	R$ 259,271	9.6%

Percentage of total assets	90.4%	9.6%	100.0%
Liabilities and Shareholders’ Equity:
Deposits:
Less than one year	R$ 57,180	R$ 3,369	R$ 60,549	5.6%
From one to three years	20,942	12	20,954	0.1
More than three years	2,354	68	2,422	2.8
Federal funds purchased and securities sold under agreements to repurchase	41,953	922	42,875	2.2
Short-term borrowings:
Less than one year	-	5,477	5,477	100.0
From one to three years	-	232	232	100.0
Long-term debt:
Less than one year	5,173	1,487	6,660	22.3
From one to three years	7,096	206	7,302	2.8
More than three years	12,221	3,293	15,514	21.2
Undetermined	-	646	646	100.0
Other liabilities:
Less than one year	51,925	852	52,777	1.6
From one to three years	16,642	191	16,833	1.1
More than three years	457	16	473	3.4
Minority interest in consolidated subsidiaries	93	-	93	-
Shareholders’ equity	26,464	-	26,464	-

Total	R$ 242,500	R$ 16,771	R$ 259,271	6.5%

Percentage of total liabilities and shareholders’ equity	93.5%	6.5%	100.0%

(1)	Represents investments in mutual funds, which are redeemable at any time, in accordance with our liquidity needs.
(2)	Represents non-performing loans.

     Derivatives are presented in the table below on the same basis as presented in the consolidated financial statements in Item 18.

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

     At December 31, 2006, the composition of our off-balance sheet derivatives by currency was as it follows:

	December 31, 2006

	Reference amounts

		Foreign
	R$	currency	Total

Off-balance sheet derivatives:	(R$ in million)
Interest rate futures contracts:
Purchases	R$765	-	R$765
Sales	37,457	-	37,457

Foreign currency futures contracts:
Purchases	-	R$3,959	3,959
Sales	-	14,439	14,439

Future contracts - other
Sales	54	-	54

Foreign currency option contracts:
Purchases	-	540	540
Sales	-	472	472

Interest rate forward contracts
Sales	369	-	369

Foreign currency forward contracts:
Purchases	-	1,243	1,243
Sales		475	475

Swap contracts:
Asset position:
Interest rate swaps	9,237	-	9,237
Currency swaps	-	4,070	4,070
Liability position:
Interest rate swaps	R$2,408	-	2,408
Currency swaps	-	R$10,775	R$10,775

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

     The following table shows our capital expenditures accounted for as fixed assets in the periods:

	2004	2005	2006

	(R$ in million)
Infrastructure:
Land and buildings	R$43	R$59	R$62
Leasehold furniture and equipment	107	76	152
Betterments in owned and third-party real estate	52	68	100
Others	28	15	18

Total	230	218	332

Information Technology:
Systems development	240	200	274
Data processing equipment	643	488	603

Total	883	688	877

Total	R$1,113	R$906	R$1,209

     During 2006, we made R$1,712 million in capital expenditures, R$1,209 million of which were related to the acquisition of assets and R$503 million to telecommunications services and data processing expenses. During the first three months of 2007, we made investments valued at R$475 million.

     We believe that capital expenditures in 2007 through 2009 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2007 through 2009 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

Transactions Recorded in Off-balance Sheet Accounts

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

     Our Board of Executive Officers is currently made up of (1) the “Diretoria Executiva,” which is the board of senior executive officers, and (2) our departmental and regional directors. The Diretoria Executiva is made up of the president, eight vice presidents and twelve managing executive directors.

     Our eight-member Board of Directors meets on an ordinary basis every 90 days and meets on an extraordinary basis whenever necessary and is responsible for:

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

     Several members of our Board of Directors and the Diretoria Executiva also perform senior management functions at our subsidiaries, including Bradesco Seguros, Bradesco Auto/RE Companhia de Seguros, Bradesco Capitalização, Bram-Bradesco Asset Management S.A. DTVM, Banco Finasa, Bradesco Administradora de Consórcios, Bradesco BBI, Bradesco Saúde and Bradesco Leasing. Each of our subsidiaries has its own management structure.

     On June 9, 2003, our shareholders Cidade de Deus – Companhia Comercial de Participações, Fundação Bradesco and Banco Bilbao Vizcaya Argentaria - BBVA entered into a shareholders’ agreement, which we call “Shareholders’ Agreement,” which provides that for so long as BBVA owns at least 3.94% of our voting capital, the controlling shareholders shall grant BBVA the right to elect one member of our board of directors and a department officer involved with the European market. In addition, if BBVA wishes to sell part or all of its participation interest, it shall notify the other shareholders, which shall be granted a right of first refusal over the acquisition of such shares. For more information regarding the Shareholders’ Agreement, see “Item 4. Information on the Company—History and Development of the Company—History—Acquisitions in 2003 and 2004—Acquisition of BBV Banco.”

     Pursuant to Brazilian law, all members of our Board of Directors and Board of Executive Officers have been approved by the Central Bank.

     The following are biographies of the current members of our Board of Directors and Board of Executive Officers.

Members of the Board of Directors:

Lázaro de Mello Brandão, Chairman: Born on June 15, 1926; economist and business administrator. In September 1942, Mr. Brandão was hired as a bookkeeper by Casa Bancária Almeida & Cia., the financial institution that, on March 10, 1943, became Banco Brasileiro de Descontos S.A. and later became Banco Bradesco S.A. He has held a variety of positions during his banking career. In January 1963, he was elected as an Officer, and in September 1977, he was elected Vice-President. In January 1981 he assumed the position of CEO, succeeding Mr. Amador Aguiar, the founder of Bradesco. Since February 1990, he has served as the Chairman of our Board of Directors. In March 1999, he decided to step down as CEO, but has remained the Chairman of our Board of Directors. He also holds a variety of positions within Organização Bradesco, such as Chairman of the Board of Trustees and President of Fundação Bradesco; and Chairman of the Board of Directors and President of the Institute of Diseases of the Digestive System and Nutrition (Fimaden). In addition, he is the Chairman of the Board of Directors of Bradespar S.A. and a member of the Managing Board of Banco Espírito Santo S.A., located in Lisbon, Portugal. He has also served as President of the Banking Associations of the States of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul, as Vice-President of the National Federation of Banks, known as “Fenaban”, as a member of the Board of the Federation of Brazilian Banking Associations, known as “Febraban” and as Chairman of the Board of Directors of Fundo Garantidor de Créditos – FGC and Cibrasec Companhia Brasileira de Securitização and a member of the consulting committee of VBC Participações S.A..

Antônio Bornia, Vice-Chairman: Born on November 22, 1935. High school education. Mr. Bornia started his career with Banco Bradesco S.A. Since then, he has held a variety of positions within Bradesco. In September 1975, he became an Associate Officer; in April 1979, he was appointed to an Executive Officer position; in June 1981 he became Vice-President and since March 1999 he has been the Vice-Chairman of our Board of Directors. He is Chairman of the Board of Directors of Bradesco Securities, Inc. and Vice Chairman of the Board of Directors of Banco Bradesco Luxembourg S.A. and Bradesco Leasing S.A. - Arrendamento Mercantil; Vice President of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social; Manager of Bradport - S.G.P.S. Sociedade Unipessoal, Lda.; Vice Chairman of the Board of Trustees; Vice President of Fundação Bradesco; Vice Chairman of the Board of Directors; and Vice President of Institute of Diseases of the Digestive System and Nutrition (Fimaden). He is also the Chairman of the Board of the ABEL – Associação Brasileira das Empresas de Leasing, and he previously held the position of Chief Executive Officer; Vice Chief Executive Officer and Vice-President of the Board of Representatives of the CNF - National Confederation of the Financial Institutions and the National Confederation of the Financial System – Consif, Vice-president of the Board of Directors of Bradespar S.A., and member of the Brazilian Sector of the Brazil-United States Business Council. He has also served as an alternate member of the Board of Resources of the National Financial System, an agency related to the Treasury Ministry, as representative of the ABEL from July 1989 until July 1991 and from February 2000 to February 2002. He was also the Chairman of the Board of Directors of the FGC from January 2002 to January 2005, and Vice Chairman of the Executive Board of the Latin American Leasing Federation - Felalease from August 2003 to October 2005; and CEO of the National Union of Leasing Companies, from September 1988 to April 2006.

Mário da Silveira Teixeira Júnior, Director: Born on March 4, 1946. Mr. Teixeira received a degree in civil engineering and business administration from Mackenzie Presbyterian University. In July 1971, Mr. Teixeira joined Bradesco S.A Corretora de Títulos e Valores Mobiliários, having served as an officer from March 1983 until January 1984, when he was transferred to Banco Bradesco de Investimento S.A. and Banco Bradesco S.A. There, he was appointed Departmental Director in January 1984; Managing Officer in March 1992; Vice-President in March 1998, and from March 1999 to July 2001 he served as a member of our Board of Directors, when he resigned to manage Bradespar S.A., a company incorporated by our partial spin-off. In March 2002, he returned to his position as a member of our Board of Directors, where he remains until today. Currently he is also a Member of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil, member of the Board of Trustees and Managing Officer of Fundação Bradesco, member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (Fimaden). In addition to these activities, Mr. Teixeira is a member of the Board of Directors of Bradespar S.A. and Valepar S.A., Vice-chairman of the Board of Directors of Companhia Vale do Rio Doce and voting member of the Managing Board of Banco Espírito Santo de Investimentos S.A., located in Lisbon, Portugal. He has also served as Vice-President of Anbid – Associação Nacional dos Bancos de Investimento, member of the Management Board of Abrasca – Associação Brasileira das Companhias Abertas, and Vice-chairman of the Board of Directors of BES Investimento do Brasil S.A. – Banco de Investimento, member of the Board of Directors of Companhia Paulista de Força e Luz - CPFL, Companhia Piratininga de Força e Luz, Companhia Siderúrgica Nacional - CSN, CPFL Energia S.A., CPFL Geração de Energia S.A., Latasa S.A., São Paulo Alpargatas S.A., Tigre S.A. Tubos e Conexões, VBC Energia S.A. and VBC Participações S.A.

Márcio Artur Laurelli Cypriano, Director: Born on November 20, 1943. Mr. Cypriano received a law degree from Mackenzie Presbyterian University. In July 1967, he started his career joining Banco da Bahia S.A., a financial institution we merged with in December 1973. Thereafter, Mr. Cypriano became a manager of Bradesco. In January 1984, Mr. Cypriano was appointed as a Departmental Officer, in January 1986 he became a Deputy Managing Officer, in February 1988, Mr. Cypriano was designated Managing Officer and in February 1995, he became Vice-President. In March 1999, he was appointed our CEO, and since March 2002, he has been a director. Prior to that, he was the CEO of Banco BCN from April 1998 until March 1999. Currently Mr. Cypriano also serves as CEO of several companies of Organização Bradesco, such as member of the Board of Trustees and Managing Director of Fundação Bradesco; and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (Fimaden). In addition to these activities, he is a member of the Board of Directors of Bradespar S.A., member of the Board of Conselho de Desenvolvimento Econômico e Social - CDES; CEO and President of Febraban; CEO of Fenaban and of the Union of the Banks in the States of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul, member of the Board of Directors of FGC and of the Agribusiness Board – CONSAGRO, as a representative of Febraban, member of Conselho Superior de Comércio Exterior (Coscex), and of the Federation of the Industries of the State of São Paulo/Instituto Roberto Simonsen Co-founder of Se Toque – SP Instituto de Desenvolvimento Social da Cidade de São Paulo (Social Development Institute of the city of São Paulo).

João Aguiar Alvarez, Director: Born on August 11, 1960. Mr. Alvarez received a degree in agronomy from the Manuel Carlos Gonçalves College of Agronomy and Animal Husbandry in Espírito Santo do Pinhal, SP. In April 1986 he was elected to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and since April 1988, he has served as a Director. Since February 1990, Mr. Alvarez has been a member of our Board of Directors and a director of Bradespar S.A. since March 2000. He is a member of the Board of Trustees and Associate Director of Fundação Bradesco and Member of the Board of Directors and Associate Director of Institute of Diseases of the Digestive System and Nutrition (Fimaden).

Denise Aguiar Alvarez Valente, Director: Born on January 24, 1958. Ms. Valente received a degree in education from São Paulo Pontific Catholic University and received a Masters in Education from New York University. In April 1986, she was appointed to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, one of our controlling shareholders, and since July 1988 she has also been serving as an Officer. Since February 1990, Ms. Valente has served as a member of our Board of Directors, and since March 2000, she has also served as a Director of Bradespar S.A. She is also a member of the Board of Trustees and Associate Director of Fundação Bradesco and member of the Board of Directors and Associate Directors of Institute of Diseases of the Digestive System and Nutrition (Fimaden). In addition to these activities, she is a member of the Board of Directors of Associação dos Amigos da Pinacoteca do Estado and of the Deliberative Board of Fundo Social de Solidariedade do Estado de São Paulo – Fussesp and of Museu de Arte Moderna de São Paulo - MAM, member of the Board of Trustees of Fundação Dorina Nowill para Cegos and Fundação Roberto Marinho, member of the Governance Board of GIFE - Group of Institutions, Foundations and Companies, member of the Consulting Board of Canal Futura; Member of the General Board of Comunitas Parcerias para o Desenvolvimento Solidário; and effective member (Socia Efetiva) of Associação de Apoio ao Programa Alfabetização Solidária - AAPAS.

Raul Santoro de Mattos Almeida, Director: Born on September 16, 1952. Mr. Almeida received a degree in mechanical engineering. Mr. Almeida joined our Board of Directors on January 28, 2005. He is the Country Manager of Banco Bilbao Vizcaya Argentaria, USA, and CEO of BBVA Bancomer Financial Holdings, Texas, BBVA Bancomer Transfer Services (BTS) - Services of Transference, Texas, BBVA Bancomer Foreign Exchange (BFX) - Exchange, Texas, BBVA Bancomer Financial Services (BFS) - Financial Services, Texas, BBVA Finance, Delaware, BBVA Securities, Incorporation, New York, Member of the Board of Directors of BBVA USA Bankshares INC., Laredo National Bank, BBVA Bancomer USA Bank, California, State National Bankshares Inc., State National Bank, Texas Regional Bankshares, Texas State Bank and Banco BBVA Puerto Rico. He was a Member of the Board of Directors of BBVA Bancomer Instituição de Banco Múltiplo, Mexico, Chief Executive Officer of Santander Overseas Bank, Puerto Rico, Executive Vice President and Chief Financial Officer of Banco Santander, Puerto Rico, Financial officer of the International Division of the Bank Santander, Spain, Managing Superintendent of the Bank Santander, Brazil; Vice-president of the Bank of Boston, Brazil, Vice-president, treasurer and superintendent officer of Multileasing of the Bank of America NT&AS, Brazil, officer of Finasa Leasing Arrendamento Mercantil S.A., Brazil, and manager of the Leasco – Companhia de Leasing do Brasil. Mr. Almeida is a member of the Board of Directors of the IIB - Institute of International Bankers, New York, USSCC - Chamber of Commerce United States and Spain; and USBCC - Chamber of Commerce United States and Brazil.

Ricardo Espírito Santo Silva Salgado, Director: Born on June, 25 1944. Mr. Salgado received a degree in economics from the Instituto Superior de Ciências Econômicas e Financeiras at Universidade Técnica de Lisboa - Portugal. In June 2003 he was appointed to our Board of Directors. He is also a member of the Superior Council of the Espírito Santo group, Vice-President of the Board of Directors and President of the Executive Commission of Banco Espírito Santo, S.A. - Lisbon, President of Espírito Santo Financial Group (ESFG) - Luxembourg, a member of the Supervisory Board of Euronext NV - the Netherlands, and a member of the Executive Committee of Institut Internationale d’Études Bancaires (IIEB) - Brussels. He has served as a member of the Board of Directors of Banco Boavista Interatlântico S.A. (Brazil) from September 1997 to October 2000.

Members of the “Diretoria Executiva”:

Márcio Artur Laurelli Cypriano, Chief Executive Officer: Mr. Cypriano serves as our Chief Executive Officer, as well as a Member of our Board of Directors. His experience is summarized above under – Members of the Board of Directors.

Laércio Albino Cezar, Vice-President: Mr. Cezar was born on October 13, 1946. Mr. Cezar is accountant. He started his career in April 1960. Since then, Mr. Cezar has held a variety of positions within Bradesco, such as being appointed as our Departmental Officer in March 1982, Managing Executive Officer in March 1992 and Vice-President since March 1999. He also holds a variety of positions within Organização Bradesco, such as a member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (Fimaden). He is also a member of the Board of Trustees of the National Quality Foundation – FNQ. Prior to that, from November 1983 to March 1992, he was a member of the Security Against Frauds Sub-committee of Febraban. Mr. Cezar was also the Brazilian representative within the Internal Auditors Committee of FELABAN – Federação Latino-americana de Bancos – from January 1991 to April 1997; Vice-President of the Institute of Rational Organization of Labor (IDORT) of São Paulo from July 1997 to July 2000, and First Executive Vice-President from July 2000 to July 2003.

Arnaldo Alves Vieira, Vice-President: Born on April 9, 1948. Mr. Vieira received a law degree from Guarulhos University and a degree in business administration from Mackenzie Presbyterian University. He started his career in October 1961 in Bradesco. Since then, Mr. Vieira has held a variety of positions within Bradesco, such as being appointed as our Regional Officer in April 1985, Departmental Officer in March 1992, Managing Officer in February 1995 and Vice President since March 1999. He also holds a variety of positions within Organização Bradesco, such as a member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Directors of Institute of Diseases of the Digestive System and Nutrition (Fimaden). In addition to these activities, since November 1995 he has been the Vice-Chairman of Companhia Brasileira de Meios de Pagamento (VISANET), of Celta Holdings S.A. and of Fidelity Processadora e Serviços S.A since April 2006, Officer of the InterAmerica Overseas Limited since May 2000, Director of the Regional Board of Directors of Visa International since May 1999 and Member of the Board of Ethics and Self Regulation of the Brazilian Association of Credit Card Companies and Services – ABECS – since January, 2006. Mr. Vieira has also served as Executive Officer of Febraban and Fenaban from March to September of 2002.

Luiz Carlos Trabuco Cappi, Vice-President: Born on October 6, 1951. Mr. Cappi received a degree in philosophy from the São Paulo University of Philosophy, Science and Languages and a post-graduate degree in social psychology from the São Paulo School of Sociology and Politics. He began his career at Bradesco in April 1969. Since then, Mr. Cappi has held a variety of positions within Bradesco, such as being appointed Departmental Officer in January 1984, Managing Officer in March 1998 and Vice-President since March 1999. Since March 2003, he has been the CEO of Bradesco Seguros S.A. and he also served as a member of the Board of Directors of Bradesco Seguros from March 1999 to March 2005. He also holds a variety of positions within Organização Bradesco, such as a member of the Board of Trustees and Managing Directors of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (Fimaden). In addition to these activities, he is a member of the Managing Board of Rio de Janeiro Commercial Association, member of the Egregious Board of ANSP - National Academy of Insurance and Pension Plans and member of the Consulting Board of APTS - São Paulo Association of Insurance Technicians and Vice-President of the Executive Board of Instituto de Estudos em Saúde Suplementar – IESS. He was a Sector Director of ADVB - Association of Sales Directors of Brazil, President of Anapp - National Association of Private Pension, a member of the Managing Board of ABRASCA – Brazilian Association of Publicly-held Companies, a member of the Board of Directors of Companhia Siderúrgica Belgo-Mineira and Marketing Sector Director and a member of the National Board of Banking Ethics (CONEB) of the Brazilian Federation of Banks (Febraban).

Sérgio Socha, Vice President: Born on March 15, 1946. Accounting technician. Mr. Socha began his career at Banco Indústria e Comércio de Santa Catarina S.A. in September 1961. With the acquisition of Banco Indústria e Comércio de Santa Catarina S.A., he joined our staff in May 1968. Since then he has held a variety of positions within the baking sector, such as being appointed in Bradesco as a Regional Officer in March 1986, Departmental Officer from July 1995 to January 1998 and Vice President since July 1999. He also holds a variety of positions within Organização Bradesco, such as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (Fimaden). Mr. Socha was an officer of BCN S.A. from December 1997 to November 1998. At that time, he became Vice President of BCN, a position he held until July 1999, and Vice-President of ABECIP – Brazilian Association of the Entities of Home Loans and Savings – from November 1999 to March 2002. He was a Member of the Deliberation Council from March 2002 to November 2003.

Julio de Siqueira Carvalho de Araujo, Vice President: Born on December 10, 1954. High School education. Mr. Carvalho de Araújo began his career in March 1978 at Banco BCN S.A., an institution that was acquired by us in 1997. He has held a variety of positions within the banking sector, such as being appointed in Bradesco Officer in October 1989 and Vice President of BCN from May 1995 to August 2000. Since August 2000 he has been our Vice President. He also holds a variety of positions within Organização Bradesco, such as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (Fimaden). In addition to this activities, he serves as a member of the board of directors of Companhia Brasileira de Liquidação e Custódia (CBLC) and of the Bolsa de Mercadorias & Futuros– BM&F, member of the Board of Directors of Interbank Chamber of Payments – CIP, and member of the Deliberative Board of the Brazilian Association of Real State Credit and Savings Entities - ABECIP.

Milton Almicar Silva Vargas, Vice President: Born on May 10, 1956. Mr. Vargas received a degree in business administration from UNIFIEO - University Center FIEO of Osasco. He began at Bradesco in July 1976. Mr. Vargas has held a variety of positions within the banking sector, such as being appointed in Bradesco as Departmental Officer in December 1997, Managing Officer in March 2000 and Vice President since March 2002. He also holds a variety of positions within Organização Bradesco, such as member of the Board of Trustees, Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (Fimaden). In addition to these activities, he is a Member of the Board of Directors of the Brazilian Institute of Investor Relations (IBRI). Mr. Vargas is also an alternate member of the National Board of Banking Ethics and Auto-Regulation, member of the Fiscal Council of the Credit Guarantee Fund - FGC and a representative of Bradesco in the Managing Board of the Brazilian Institute of Accounting, Actuarial and Financial Researches - IPECAFI. He was a member of the Fiscal Council of ASSOBESP - Association of Banks of the State of São Paulo, National Federation of Banks (Fenaban), Brazilian Federation of Banks (Febraban), Union of Banks in the States of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul and member of the Board of Directors of CPM S.A.

José Luiz Acar Pedro, Vice President: Born on November 23, 1952. Mr. Pedro received a business administration degree from the Santana College of Economic and Accounting Sciences at São Judas Tadeu University in São Paulo/SP. He began his career in January 1971 at Banco BCN S.A., a financial institution that was acquired by us in December 1997. Mr. Pedro has held a variety of positions within the banking sector, such as being appointed in Bradesco as an Officer in June 1986, an Executive Officer in May 1996 and CEO of BCN from March 1999 to March 2004. In February 2003, he was elected as Executive Vice President of Banco Bradesco S.A., a position which he currently holds. He also holds a variety of positions within Organização Bradesco, such as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (Fimaden). Prior to that, until March 2004, Mr. Pedro was also the CEO of Banco Mercantil de São Paulo S.A and of Banco Boavista Interatlântico S.A., where he is currently an Officer. He has been a member of the Board of Directors of ABRASCA, alternate member of the Social and Economic Development Council (CDES); member of the Board of Directors of CPM S/A and CPM Holdings Ltd., Vice-President of Febraban and Fenaban; Treasury Officer of the banks unions in the States of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul and Member of the Ethics Committee of the Brazilian Institute of Investor Relations (IBRI), having occupied the posts of Chairman and Member of the Board of Directors. He was Chairman of the Board of Directors of BCN Corretora de Títulos e Valores Mobiliários S.A.; CEO and Member of the Advisory Board of BCN Asset Management S.A.; CEO of Potenza S.A. Processamento de Dados; Director of Financiadora BCN S.A. - Crédito, Financiamento e Investimentos and Member of the Curator Council of the National Quality Foundation (FNQ).

Norberto Pinto Barbedo, Vice-President: Born on February 26, 1952. Mr. Barbedo received an accounting degree from Tibiriçá College of Accounting Sciences. He began his career in January 1968 at Banco BCN S.A., a financial institution that was acquired by us in December 1997. Mr. Barbedo has held a variety of positions within the banking sector, such as being appointed in Bradesco as an Officer in October 1989 and Executive Officer and Vice-President of Banco BCN S.A. from December 1997 to March 2004. In February 2003, Mr. Barbedo was appointed our Executive Officer and Vice-President. He also holds a variety of positions within Organização Bradesco, such as member of the Board of Trustees, Managing Officer of Fundação Bradesco, member of the Board of Directors and Managing Director of the Institute of Diseases of the Digestive System and Nutrition (Fimaden). Besides these activities, he is Vice-President of the Brazilian Association of the Home Loans and Savings Banks (ABECIP). Prior to that, until March 2004, Mr. Barbedo was Vice-President of Banco Mercantil de São Paulo S.A and of Banco Boavista Interatlantico S.A., where he is currently an Officer. He also served as director of BCN Corretora de Títulos e Valores Mobiliários S.A., Officer of Financiadora BCN S.A. – Crédito, Financiamento e Investimentos and Vice-President of Banco Zogbi S.A. and Potenza S.A. Processamento de Dados.

Armando Trivelato Filho, Managing Officer: Born on August 10, 1946. Mr. Filho received a degree in civil engineering from Minas Gerais University. He began at Bradesco in May 1977. Mr. Trivelato has held a variety of positions within Bradesco, such as being appointed in Bradesco as Departmental Officer in July 1988, Deputy Managing Officer in March 1998 and a Managing Officer since March 1999. He is also a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (Fimaden). Prior to that he was an Engineer of Bradesco S.A. Crédito Imobiliário, Officer of the Digilab - Laboratório Digital Ltda., director of Matel Tecnologia de Teleinformática S.A. - MATEC, alternate director of the Companhia Siderúrgica Nacional - CSN, Officer and director of Matel S.A. - Participação and Administração, Vice-Chairman of Teletrim Telecomunicações S.A. and director of VICOM S.A.

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

José Alcides Munhoz, Managing Officer: Born on July 23, 1948. High School education. Mr. Munhoz began at Bradesco in October 1970. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Regional Officer in March 1989, Departmental Officer in January 1995, Deputy Managing Officer in March 1998, and a Managing Officer since March 1999. He is a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (Fimaden). He was also elected Director of Bradesco Consórcios Ltda, current Bradesco Administradora de Consórcios Ltda.

José Guilherme Lembi de Faria, Managing Officer: Born on June 25, 1945. Mr. Lembi de Faria received a degree in economics from the Fluminense Federal University. He began his career in January 1967 at Banco Mineiro do Oeste S.A., which was acquired by us in 1973. In September 1981 he was designated General Manager of our New York Branch. After returning to Brazil, he became a Regional Officer in March 1993, appointed as Departmental Officer in February 1995, Deputy Managing Officer in March 1998, and a Managing Officer since March 1999. He is also a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (Fimaden), CEO of Banco Bradesco Argentina S.A., Vice-President of the Bradesco Services Co., Ltd. and Officer of Cidade Capital Markets Ltd. Besides these activities, he is Member of the Advisory Board of the Brazilian Center for International Relations (CEBRI). He was a Member of the Board of Directors and Treasury Director of Boavista Banking Limited.

Luiz Pasteur Vasconcellos Machado, Managing Officer: Born on June 14, 1948. Mr. Machado received a law degree from the United Metropolitan Colleges—FMU. He began at Bradesco in June 1962. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Regional Officer in March 1986, Departmental Officer in March 1992, Deputy Managing Officer in March 1998, and a Managing Officer since March 1999. He is also a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (Fimaden). He has also served as a member of the Board of Directors of Companhia Brasileira de Meios de Pagamento from April 1998 to April 2006, Chairman of the Smart Club do Brasil Ltda. from June 2004 to November 2004, where he has also held the position of member of its Board of Directors.

Milton Matsumoto, Managing Officer: Born on April 24, 1945. Mr. Matsumoto received a degree in business administration from UNIFIEO—University Center FIEO of Osasco. He began at Bradesco in September 1957. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Departmental Officer in March 1985, Assistant Officer in March 1998, and a Managing Officer since March 1999. Mr. Matsumoto is also a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (Fimaden). He also serves as an alternate member of the Board of Directors of CPM Holdings Ltd., CPM S.A., Secretary Officer of the union of the credit, financing and investing companies of the State of São Paulo, where he previously was the Vice-President and alternate officer, and Secretary Director of FENACREFI - Interstate Federation of Loan, Financing and Investment Institutions. He was an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários from January 1984 to March 1985 and the first Secretary Officer of the Bank Union in the States of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul from June 1989 to May 1998.

Odair Afonso Rebelato, Managing Officer: Born on July 28, 1945. Accounting technician. Mr. Rebelato began at Bradesco in August 1960. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Regional Officer in March 1989, Departmental Officer in March 1998, and a Managing Officer since August 2001. Mr. Rebelato is also a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (Fimaden).

Aurélio Conrado Boni, Managing Officer: Born on July 19, 1951. Business Administration technician. He began at Bradesco in February 1971. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Departmental Officer in December 1997 and a Managing Officer since December 2001. Mr. Boni is also a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (Fimaden).

Domingos Figueiredo de Abreu, Managing Officer: Born on January 8, 1959. He received a degree in economics from College of Economic Sciences of Mogi das Cruzes and a degree in accounting from College of Economic Sciences and Administration of OSASCO—FEAO, with a postgraduate degree in Financial Administration (CEAG) from Fundação Getulio Vargas and an MBA in Finance from the IBMEC (Capital Markets Brazilian Institute). Mr. Abreu began at Bradesco in December 1981. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Departmental Officer in June 2001 and a Managing Officer since March 2002. Prior to that, he served as an officer of BCN S.A. from December 1997 to June 2001. Mr. Abreu is also a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (Fimaden). Since October 2001, he holds the position of alternate director of CPM S.A., where he was also a member of the Board of Technical Administration from June 1998 to May 1999, and, since March 2006, he has been Alternate Member of the Board of Directors of CPM Holdings Limited.

Paulo Eduardo D’Avila Isola, Managing Officer: Born on December 11, 1955. Mr. Isola received a business administration degree from Braz Cubas University, Mogi das Cruzes, SP. He began his career as a Director of Continental Promotora de Venda Ltda, now called Finasa Promotora de Vendas Ltda, in July 1997. He later became Managing Director in April 2004. In March 2002, he became Managing Officer. He was designated Managing Officer of Banco BCN S.A. until February 2003, when he became our current Managing Officer. Mr. Isola also holds the position of member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (Fimaden). He is also Vice-President of ACREFI - Associação Nacional das Instituições de Crédito, Financiamento e Investimento; Alternate Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A.; Alternate Vice-Chairman of the Board of Directors of Celta Holdings S.A., having occupied the post of Chairman; alternate director of CIBRASEC - Companhia Brasileira de Securitização; member of the Board of Directors of Clicar Central On-Line de Financiamentos Sociedade Simples Ltda; member of the Board of Directors of Companhia Brasileira de Meios de Pagamento and Companhia Leader de Investimentos. Mr. Isola has also served as Technician Officer of the ABEL Associação Brasileira das Empresas de Leasing, from 1996 to 2000.

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

Sérgio Alexandre Figueiredo Clemente, Managing Director: Born on June 7, 1959. Graduated in Mechanical Engineering from PUC - Pontifícia Universidade Católica de Minas Gerais (Catholic University of Minas Gerais), with an executive MBA in Finance from IBMEC (Capital Markets Brazilian Institute) and specialization in Finance through the Executive Management Development Program (PDG), administered by the Business Development Corporation. He is currently attending the Advanced Management Program (PGA), administered by Fundação Dom Cabral and INSEAD. Mr. Clemente joined Banco BCN S.A. in May 1996 as Assistant Director. In January 1998, he was elected Director. With the acquisition of BCN, he joined the Bradesco staff, having been elected Departmental Director in March 2000, as the person responsible for the Corporate Department, and, in December 2006, became Executive Managing Director, position he currently holds. He is a member of the Governing Board of Fundação Bradesco.

Compensation

     At the Annual Shareholders’ meeting, our shareholders establish the maximum global compensation of the members of our Board of Directors and Board of Executive Officers for the ensuing year. In 2006, our shareholders set the global compensation for our Directors and Executive Officers at R$170 million.

     In 2006, our directors and executive officers received aggregate compensation of R$140.4 million for their services, whether as members of the Board of Directors or Board of Executive Officers, as applicable, or as providers of services to our subsidiaries. No part of the aggregate compensation was paid as part of a profit sharing plan or in the form of stock options.

     We are not required under Brazilian law to disclose on an individual basis the compensation of the members of our Board of Directors, Board of Executive Officers or any other person of our management team, and we do not otherwise publicly disclose this information.

     Our directors and executive officers have the right to participate in the same complementary retirement pension plans available to all our employees. In 2006, we contributed R$170 million to pension plans on behalf of our directors and executive officers.

Board Practices

     Our shareholders elect the members of our Board of Directors at the annual general shareholders meeting for one-year terms and the board members can be reelected for consecutive terms. The Board of Directors appoints the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

     To become a member of our Board of Executive Officers, a person must have worked for us or our affiliates for a minimum of ten consecutive years and be less than sixty-five years old at the time of appointment. There are 36 departmental directors and 9 regional directors on the Board of Executive Officers. The departmental and regional directors direct the business of each of our various divisions and branches and report to the Board of Executive Officers. To become a departmental or regional director, a person must be an employee or executive officer at Bradesco or one of our affiliates and be less than sixty-two years old, in the case of departmental directors, or sixty years old, in the case of regional directors, at the time of appointment. Our Board of Directors may, for up to 25.0% of the members of our Board of Executive Officers, waive the fulfillment of certain requirements for their appointment, as follows:

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

Fiscal Council

     Under Brazilian law, corporations may have a “conselho fiscal,” or fiscal council, which is an independent corporate body, with general monitoring and supervision powers according to Brazilian Corporate Law. Our bylaws provide for a fiscal council and specify that if our shareholders convene a fiscal council, it shall have from three to five sitting members and an equal number of alternates.

     Our fiscal council has three members (Domingos Aparecido Maia, José Roberto Aparecido Nunciaroni and Ricardo Abecassis Espírito Santo Silva) and three alternates (João Batistela Biazon, Nelson Lopes de Oliveira and Renaud Roberto Teixeira), all of whom were appointed on March 12, 2007, and all of whose terms will expire in March 2008. In accordance with Brazilian Corporate Law, our fiscal council has the right and obligation to, among other things:

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

- changes in our social capital,

- issuances of debentures or rights offerings entitling the holder to subscribe for equity

- investment plans and capital expenditure budgets,

- distributions of dividends, and

- transformation of our corporate form and corporate restructuring, as takeovers, mergers and spin-offs;

  inform our management of any error, fraud, or felony it discovers and suggest measures management should take in order to protect our best interests. If our management fails to take these necessary steps, to inform the shareholders’ assembly; and

  call general shareholders’ assemblies if management delays the general shareholders’ assembly for more than one month and call special shareholders’ meetings in case of material or important matters.

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

     Audit Committee - Pursuant to our Bylaws and to Central Bank regulations since July 2004, we have appointed an Audit Committee, which may be comprised of three to five members, each of whom serves a term of one year. Our Audit Committee members are appointed by, and may be replaced by, the Board of Directors. The current members of the committee are Mário da Silveira Teixeira Júnior, Hélio Machado dos Reis, Paulo Roberto Simões da Cunha and Yves Louis Jacques Lejeune. Of the members, only Mr. Mario Teixeira is a member of our Board of Directors.

      In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, our board of directors functions as our audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these respects, our audit committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee cannot be compared to the audit committees of American companies in terms of commitment from our independent auditors in audit and non-audit services, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard. For more information see “Item 16.D – Exemptions from the Listing Standards for Audit Committees.”

The responsibilities of the audit committee include:

  establishing its own rules of operation;

  recommending to the Board of Directors which outside firm should be hired to provide independent audit services, the amount of compensation such firm should receive and providing recommendations as to substitute auditors;

  reviewing financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor’s report and management reports;

  establishing and disclosing procedures for responding to any reports or allegations of a failure to comply with applicable legal requirements or internal codes and regulations, including procedures to ensure the confidentiality and protection of any persons providing information regarding such failures;

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

  recommending policies, practices and procedures for improving the performance of the Board of Directors; and

  following up by occasion of its meetings, on its recommendations and requests for information, including the planning of the respective auditing works in order to turn into minutes the content of such meetings.

     Internal Control and Compliance Committee - The Internal Control and Compliance Committee has three to six members, each with a term of one year. Members are appointed by, and may be replaced by, the Board of Directors. The committee’s primary responsibility is to assist the Board of Directors with the performance of its duties related to the adoption of strategies, policies and measures governing internal controls, mitigation of risks, and compliance with applicable rules.

     Compensation Committee - The Compensation Committee has three to five members, all of whom are members of the Board of Directors, and each of whom serves a term of one year. Members are appointed by and replaced by the Board of Directors. The committee’s primary responsibility is to provide the Board of Directors with proposed policies and guidelines related to the compensation of our managers. The compensation is to be based on performance targets established by the Board.

     Ethics Committee. The Ethics Committee is comprised of up to eight members, each of whom serves for a one-year term. Members are appointed and may be replaced by the Board of Directors. The committee’s primary responsibility is to propose actions to ensure the enforcement of our Corporate and Sector Codes of Ethics and to promote awareness of it by our employees and management.

Employees

     On December 31, 2006, we had 79,306 employees (of which 63,163 were employed by us and 16,143 were employed our subsidiaries), as compared to 73,881 employees on December 31, 2005 and 73,644 employees on December 31, 2004.

     The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

	December 31,

	2004	2005	2006

Total number of employees	73,644	73,881	79,306
Number by category of activity:
Banking:
Bradesco	62,013	61,347	63,163
Insurance activities	4,957	4,737	4,758
Pension plan activity	1,504	1,465	1,491
Other categories	5,170	6,332	9,894

Number by geographic location:
Cidade de Deus, Osasco	9,786	9,708	10,235
Alphaville, Barueri	1,397	1,333	1,385
São Paulo	15,390	15,184	15,607
Other locations in Brazil	46,979	47,599	51,982
International	92	97	97

     During the period between 2004 and 2006, we acquired Banco BEM and BEC, Zogbi institutions, Morada Serviços and Amex Brasil.

     Our part-time employees work six hours a day, while our full-time employees work eight hours a day. We had 29,210 part-time employees and 50,096 full-time employees as of December 31, 2006 compared to 28,353 part-time employees and 45,528 full-time employees as of December 31, 2005 and 29,830 part-time and 43,814 full-time as of December 31, 2004.

     We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. In filling all positions, we give preference to candidates from within Bradesco, including middle management and senior positions. We also hire professionals from the marketplace, but to a lesser extent.

     On December 31, 2006, approximately 53% of our employees were associated with one of the labor unions, which represents bank or insurance employees in Brazil. We consider our relations with our employees as well as with the labor unions to be good, in large part due to our philosophy of internal recruiting and open communication. We have not experienced any strikes during the past four years. We are party to two collective bargaining agreements: one relating to our banking employees and the other to our insurance sector employees.

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

     We also offer professional training to our employees. In 2006, we invested R$57.9 million in training for professional qualification for a total of 1,167,743 participants. In 2005, we invested R$52.3 million in training for 618,983 participants. Our professional training department prepares and delivers personnel training and development courses in operating, technical and behavioral areas.

Share Ownership

     On December 31, 2006, the members of our Board of Directors and Board of Executive Officers indirectly held 4.28% of our voting capital and 2.15% of our total capital stock, in the aggregate, through a company called Elo Participações e Investimentos S.A., which we call “Elo.” In addition, some of our directors and executive officers directly hold shares of our capital stock. However, on December 31, 2006, each of our directors and senior managers individually owned, directly or indirectly, less than 1% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

     We are a publicly held corporation with 1,000,142,912 common shares already discounting treasury shares and 1,001,622,936 preferred shares, all of which are nominative and book-entry shares with no par value on December 31 2006 (as adjusted to the split of our capital stock on March 12, 2007). At our special general meeting held on October 5, 2006, our capital was increase by issuance of 21,818,182 nominative, book-entry shares with no par value, of which 10,909,152 are common shares and 10,909,030 are preferred shares. These shares were fully subscribed for and paid in on December 7, 2006. On December 28, 2006, this capital increase was definitely approved by our shareholders. For information on shareholders’ rights and our dividend distributions, see “Item 8. Financial Information—Policy on Dividend Distributions” and “Item 10. Additional Information—Memorandum and Articles of Incorporation—Organization—Allocation of Net Income and Distribution of Dividends.”

     The following chart illustrates our capital ownership structure as of December 31, 2006:

     Cidade de Deus Participações, a holding company, directly owns 48.46% of our voting capital and 24.32% of our total capital stock. Cidade de Deus Participações, in turn, is owned by the Aguiar family, Fundação Bradesco, and another holding company, Nova Cidade de Deus Participações S.A., which we call “Nova Cidade de Deus.” Nova Cidade de Deus is largely owned by Fundação Bradesco and Elo.

     Other than the 1999 share acquisitions by Elo and the 2003 share acquisitions by BBVA and the increase of BES participation interest in our voting stock, which are described below, to the best of our knowledge there has been no significant change in the percentage ownership held by any major shareholders during the past five years.

     The following table shows the direct ownership of our outstanding common and preferred shares on December 31, 2006. To the best of our knowledge, only those shareholders mentioned in the table below, except for the members of the Diretoria Executiva or the Board of Directors, directly hold five percent or more of our securities with voting rights.

	Number of	Percentage of	Number of	Percentage	Total	Percentage of
	common	common	preferred	of preferred	number	total shares
Shareholder	shares	shares	shares	shares	of shares

(number of shares, except %)
Cidade de Deus Participações	242,313,020	48.46%	1,082,317	0.22%	243,395,337	24.32%
Fundação Bradesco(1)	75,542,933	15.11	17,067,218	3.41	92,610,151	9.25
Banco Bilbao Viscaya Argentaria	25,283,301	5.06	-	0.00	25,283,301	2.53
Banco Espírito Santo S.A.	33,631,091	6.73	590,681	0.12	34,221,772	3.42
Members of the Board
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Antônio Bornia	(*)	(*)	(*)	(*)	(*)	(*)
Mário da Silveira Teixeira Júnior	(*)	(*)	(*)	(*)	(*)	(*)
Márcio Artur Laurelli Cypriano	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar A. Valente	(*)	(*)	(*)	(*)	(*)	(*)
Raul Santoro de Mattos Almeida	(*)	(*)	(*)	(*)	(*)	(*)
Ricardo Espírito Santo S. Salgado	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	4,774,824	0.95	4,879,661	0.97	9,654,485	0.96
Members of the Diretoria Executiva
Laércio Albino Cezar	(*)	(*)	(*)	(*)	(*)	(*)
Arnaldo Alves Vieira	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio Socha	(*)	(*)	(*)	(*)	(*)	(*)
Julio de Siqueira Carvalho de Araújo	(*)	(*)	(*)	(*)	(*)	(*)
Milton Almicar Silva Vargas	(*)	(*)	(*)	(*)	(*)	(*)
José Luiz Acar Pedro	(*)	(*)	(*)	(*)	(*)	(*)
Norberto Pinto Barbedo	(*)	(*)	(*)	(*)	(*)	(*)
Armando Trivelato Filho	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
José Guilherme Lembi de Faria	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Pasteur Vasconcellos Machado	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Cristiano Queiroz Belfort	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio de Oliveira	(*)	(*)	(*)	(*)	(*)	(*)
Odair Afonso Rebelato	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
Paulo Eduardo D’Avila Isola	(*)	(*)	(*)	(*)	(*)	(*)
Ademir Cossielo	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	236,963	0.05	658,084	0.13	895,047	0.09
Subtotal	381,782,132	76.36	24,277,961	4.85	406,060,093	40.57

Other	118,289,324	23.64	476,533,507	95.15	594,822,831	59.43

Total	500,071,456	100.00%	500,811,468	100.00%	1,000,882,924	100.00%

(1)	Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, 31.94% of our common shares and 16.03% of our total shares.
(*)
None of the members of our Board of Directors, Board of Executive Officers or other administrative, supervisory or management bodies directly or beneficially holds 1.0% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. See “Item 6. Directors, Senior Management and Employees—Share Ownership” for more information.

(**)
Figures in this table were not adjusted to reflect the split of our capital stock approved on March 12, 2007. In case they were adjusted, we would have 1,000,142,912 common shares and 1,001,622,936 preferred shares on December 31 2006.

     The following is a brief description of our principal beneficial shareholders. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares, except that pursuant to the June 9, 2003 Shareholders’ Agreement, BBVA has the right to name one member of our Board of Directors. For more information, see “Item 4. Information on the Company—History and Development of the Company—History—Acquisitions in 2003 and 2004—Acquisition of BBV Banco.”

Cidade de Deus Participações

     Cidade de Deus Participações is a holding company that holds investments in other companies. It also administers, purchases and sells securities and other assets on its own account. Its shareholders are Nova Cidade de Deus, with 44.78% of its common and total shares, Fundação Bradesco, with 33.11% of its common and total shares, and the Aguiar family, with 22.11% of its common and total shares as of December 31, 2006. The company’s capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus

     Nova Cidade de Deus is a holding company that holds investments in other companies, particularly those that directly or indirectly own our voting capital. On December 31, 2006, the company owned, through its participation in Cidade de Deus Participações, 21.70% of our common shares and 10.89% of our total shares.

     The capital stock of Nova Cidade de Deus is divided in class A and class B common shares and one class of preferred shares. Ownership of the class B common shares is limited to:

  members of our Diretoria Executiva;

  former members of our Diretoria Executiva, who have become members of our Board of Directors;

  former members of our Diretoria Executiva, who have become members of the Board of Directors of one or more of our subsidiaries; and

  commercial or civil associations in which the majority of the voting interest is owned by the individuals above.

     Ownership of Nova Cidade de Deus’ Class “A” common shares is limited to the persons entitled to own Class B common shares and any civil associations and private foundations managed by them or their appointed representatives. Only the class A and class B common shareholders in Nova Cidade de Deus have voting rights.

The Aguiar Family

     As of December 31, 2006, three members of the Aguiar family, along with the estate of Mr. Amador Aguiar, indirectly owned, by way of their participation in Cidade de Deus Participações, 10.71% of our common shares and 5.38% of our total shares. In addition, the same parties directly held a total of 2.59% of our common shares and 4.93% of our preferred shares and 3.76% of our total shares. None of the individual members of the Aguiar family directly holds more than 1% of our voting shares.

Fundação Bradesco

     As of December 31, 2006, Fundação Bradesco, directly and indirectly through its participation in Cidade de Deus Participações and Nova Cidade de Deus owned 47.06% of our common shares, 3.55% of our preferred shares and 25.28% of our total shares. Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Board of Executive Officers and departmental directors, as well as all directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco, known as the “Board of Trustees”. They receive no compensation for their service on the Board of Trustees.

     Fundação Bradesco, the center of our social activities, was founded in 1956 to invest in the development and education of children, teenagers and adults in Brazil, especially the poorest, in order to facilitate their “social inclusion.” In 2006, it celebrated it 50th anniversary, having graduated over 662 thousand students.

     Expanding the scope of its activities each year, in 2006 the Fundação Bradesco attended to over 108 thousand students, including basic and adult education, and professional technical education. More than 50 thousand students from the kindergarten, primary and secondary school and technical training receive free meals, uniform, school supplies, and medical and dental care.

     The approval ratio in Fundação Bradesco’s Schools has kept, over the last six years, an average of 96%, equivalent to the best international standards.

     Aiming at catering for the constant challenges of updating, qualifying and re-qualifying employees with different levels of education, Fundação Bradesco offers courses focused on the Preliminary and Continued Education of Workers, which expands the solid bonds with the regional markets, as well as with the communities’ specific interests. There are over 100 options of free courses, with flexible programs, modeled with the goal of qualifying the participants to set up their own business or to conquer better positions in the job market. Within that context, we can highlight the courses in the Graphic Technology, Agribusiness, Management, Information Technology, Fashion, Leisure and Development.

     On March 19, all the units of Fundação Bradesco conducted the “National Day of Voluntary Action”, rallying over 21 thousand volunteers in more than 150 locations, which included the Public Network Schools and Digital Inclusion Centers (Centro de Inclusão Digital - CIDs). On that occasion, the volunteers carried out more than 1 million services in the citizenship, education, leisure, sports and environment areas.

     The alliances consolidated over the years allowed Fundação Bradesco to expand its achievements, giving a new breath to special programs aimed at updating knowledge and making it more democratic. It is worth pointing out the alliances in the Digital Inclusion Program, which, during the year, attended to more than 25,000 people in 48 CIDs, of which three were in Indian communities.

     With the Media Lab, a Research Center at MIT - Massachusetts Institute of Technology, Fundação Bradesco developed projects that integrate technology and social issues. The ID Lab (Development Laboratory) is another project in which students at MIT, USP (São Paulo University) and Fundação Bradesco work together on the implementation of technologies in the Indian community of Javaés, in Canuanã, State of Tocantins. In addition, in 1997 the Fundação Bradesco co-founded Canal Futura – “The Knowledge Channel”, together with Fundação Roberto Marinho, from Organizações Globo. The channel currently reaches around 20 million viewers.

     With Bovespa, it established a partnership for attending to 36,500 students from primary and secondary school, and professional technical education, in the Educar program, focused on financial, school and family education. It also established a partnership with Secretaria da Receita Federal do Estado de São Paulo (8a RF) (Federal Revenue and Customs Administration of the State of São Paulo), for the implementation of the National Program for Fiscal Education, resulting from the continuous joint work among the Ministries of Finance and Education and the Departments of Finance, National Treasury and Education, to offer a fiscal education course to students, their families and the communities where the schools are located.

     Through E-Learning, the Fundação Bradesco’s Virtual School offers, together with the Indian schools NIIT and ABAN and Micropower, around 184 IT courses for over 60 thousand students. The Cisco Networking Academy Project, developed in partnership with Cisco Systems, provided qualification in computer network installation, projects and management for 13 thousand students.

     The IT for the Visually Handicapped Program, implemented 8 years ago, has already attended to 7.4 thousand students, and the “Intel Educação para o Futuro” (Intel Education for the Future) and “Intel Aprender” (Intel Learn) complete the list of initiatives in the technology area, having attended to over 46 thousand educators and over 12 thousand young people, respectively. Since 1998, through “Programa Alfabetização Solidária” (Solidary Literacy Program), Fundação Bradesco has contributed to the literacy of approximately 6 thousand Brazilian citizens each year in the North and Northeast regions.

     The Fundação Bradesco still collaborates with Fundação SOS Mata Atlântica, by keeping 10 nurseries for the growing of seedlings in its schools, aiming at promoting environmental education and reforestation actions.

     The depth and reach of Fundação Bradesco’s social actions deserved the acknowledgment of several awards, among which the highlights are the E-Learning Brasil 2006 award, in the Star Educational Category – Star and as National Material Contribution – Diamond, for the results of its work in distance education in consecutive years; projects which took part in the IV Brazilian Fair of Science and Engineering (Febrace), promoted by São Paulo University (USP), awarded and registered for the Mexican International Science Exhibition; 2nd place in the Scientific Research Category achieved by students from the 2nd grade of high school in the First Lego League – FLL International Championship of Robotics, held in Atlanta, USA; Victor Civita 2006 Award – Grade A Educator for a teacher from the School Unit of Laguna, in the State of Santa Catarina; 2nd place in the education segment of the IT Leaders 2006 Award. Fundação Bradesco develops a work of proven influence on raising the quality-of-life level of the communities where it operates, which lends it the characteristic of “socially responsible investment”, in its best meaning. Furthermore, it represents an unmistakable form of richness distribution generated in the scope of the Organization, keeping in mind that its main funding source comes from its participation as Bradesco’s shareholder.

     Bradesco’s budget applied in 2006 totaled R$183.917 million, and for 2007 the Bank anticipates an amount of R$189.851, for attending to more than 108 thousand students. Over the last ten years, the accumulated investment was R$1.271 billion, in nominal value (without correction), equivalent to R$3.033 billion, restated by the Selic/CDI rate in the period.

Elo Participações e Investimentos

     Elo indirectly owned, through its participation in Nova Cidade de Deus, 5.61% of our common shares and 2.81% of our total shares on December 31, 2006. Elo is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, Elo acquired from several shareholders an indirect interest of 5.51% of our voting capital. Only members of the Board of Directors or the Board of Executive Officers and qualified employees of Banco Bradesco, Bradespar, or our subsidiaries may own shares in Elo. However, only the members of the Board of Directors and executive officers may own voting shares. Most of our board members and executive officers own shares in Elo.

BBVA

     BBVA is a global financial group headquartered in Bilbao, Spain. On December 31, 2006, BBVA directly owned 5.06% of our common shares and 2.53% of our total shares. Pursuant to our acquisition of BBV Banco in June 2003, we issued, for distribution to BBVA, common and preferred shares equal to 4.4% of our share capital, valued at R$630.0 million. Subsequently, BBVA increased its percentage ownership through purchases of our shares on Bovespa.

     BBVA offers retail, wholesale and investment banking services, asset management services and insurance, among other activities. As of December 31, 2003, Chase Nominees Ltd. held 5.25% of BBVA’s capital. To our knowledge, there are no other significant individual holdings in BBVA’s share capital and no persons exercising substantial control.

     Pursuant to the June 9, 2003, Shareholders’ Agreement, BBVA has the right to elect one member of our board of directors. Accordingly, José Fonollosa García was appointed to our board of directors on June 9, 2003, and was replaced in January 2005 by Mr. Raul Santoro de Mattos Almeida. BBVA also has the right to put some or all of its shares to Fundação Bradesco and Cidade de Deus Participações during the seven years following its acquisition of our shares. For more information regarding the Agreement, see “Item 4. Information on the Company—History and Development of the Company—History—Acquisitions in 2003 and 2004—Acquisition of BBV Banco.”

BES

      Banco Espírito Santo S.A. (BES) is a commercial bank whose headquarters are in Portugal. In December 2006, BES directly held 6.73% of our common shares and 3.42% of our total capital. Currently Mr. Ricardo Espírito Santo Silva Salgado represents BES on our Board of Directors.

Other

     Direct public holdings represented 23.64% of our voting capital on December 31, 2006 (including equity participations of 1.23% held by Bank of Tokyo Mitsubishi - UFJ (MUFG)) and 95.15% of our preferred shares Direct and indirect participation by the public in our common and preferred shares represented an effective interest of 59.43% of our capital stock on December 31, 2006.

     On December 31, 2006, 20.30% of our preferred shares and 13.18% of our common shares were held by 3,689 foreign investors registered with the Companhia Brasileira de Liquidação e Custódia (Brazilian Clearance and Depository Corporation), known as “CBLC.” At the same date, our ADRs represented 23.77% of our preferred shares and our GDRs, 0.05% of our preferred shares.

Related Party and Subsidiary Transactions

     Under laws nos. 4,595/64 and 7,492/86, financial institutions may not grant loans or advances to:

  its officers and members of the board of directors, fiscal councils, advisory committees and similar corporate bodies, their spouses and relatives up to the second degree;

  individuals or legal entities with a direct or indirect equity interest of at least 10%;

  legal entities in which such financial institutions held a direct or indirect equity interest of at least 10%;

  legal entities in which capital any officers or managers of such financial institution, including their spouses or relatives of the second degree, held a direct or indirect equity interest of at least 10%.

      Accordingly, we have not made any loans or advances to any of our affiliates, executive officers, board members or their relatives of second degree. Under Brazilian regulation, financial institutions must keep any record of impediment updated in order to avoid the occurrence of any prohibited loan or cash advance. Further details on restrictions on the operations of financial institutions, see “Item 4. Regulation and Supervision - Bank Regulations - Principal Limitations and Restrictions on Activities of Financial Institutions.”

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

     For further discussion of the use of our branches by our business units and subsidiaries for distribution, see “Item 4. Information on the Company—History and Development of the Company—Distribution Channels—Branch System.”

      Other Matters

     Until 2004, we made regular, voluntary contributions to our shareholder Fundação Bradesco, a charitable foundation. We did not make any donations to Fundação Bradesco in 2005 and 2006. Our donations to Fundação Bradesco totaled R$71.4 million in 2004 and R$62.7 million in 2003. For additional information about Fundação Bradesco, see “—Major Shareholders—Fundação Bradesco” and note 27 to our consolidated financial statements in Item 18.

     Bank of Tokyo Mitsubishi - UFJ (MUFG) owns 1.22% and BES owns 3.42% of our total equity, and BBVA owns 2.53% of our total capital, and they provide credit lines to us for trade-related transactions. The terms of these transactions are consistent with similar transactions that we engage in with other, unrelated entities.

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

     As of December 31, 2006, of our litigation provision of R$7,1 million, approximately 17.7% related to labor matters, approximately 70.8% related to tax-related matters and approximately 11.5% related to civil cases. For additional information see note 23 to our Consolidated Financial Statements in Item 18.

     We believe that as of December 31, 2006, we have provisioned sufficient funds to cover our expected losses from litigation matters, subject to the inflation-indexation requirement for provisions relating to certain tax matters.

     Labor matters. During 2006, we became involved in 4,399 new litigation matters related to labor claims, none of which is individually significant. These matters relate primarily to actions brought by employees who have been laid off. We have acquired a number of financial institutions in recent years. In connection with the acquisition of a financial institution and its integration into our Company, we commonly reduce our number of employees and the number of employees of the acquired institution. The majority of the labor-related litigation matters that we are involved in relates to such reductions.

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

Policy on Dividend Distributions

     Our Bylaws state that our Board of Directors shall recommend, at each annual shareholders’ meeting, a mandatory annual distribution to our shareholders of at least 30.0% of our adjusted net income, which is in excess of the minimum of 25.0% of net income established by Brazilian Corporate Law. For additional information, including exceptions to this requirement, see “Item 10. Additional Information—Memorandum and Articles of Incorporation—Allocation of Net Income and Distribution of Dividends.”

     Our policy relating to dividend distributions is to maximize the amount of distributions we pay in the form of interest on shareholders’ capital, in accordance with our tax management strategy. This allows us to deduct such payments from income for tax purposes. For additional information, see “Item 5. Operating and Financial Review and Prospects—Overview—Taxes.”

Item 9. The Offer and Listing.

DESCRIPTION OF SECURITIES

     Our capital stock, as adjusted to the split of our capital stock on March 12, 2007, comprises 1,001,646,912 common shares and 1,001,635,736 preferred shares, without par value. Our preferred shares are traded on the Bovespa under the symbol “BBDC4”. Our preferred shares are included in the Bovespa Index. On December 31, 2006, we had 1,001,622,936 preferred shares outstanding.

     Citibank N.A., as depositary bank, issued the Level I ADRs, for trading on the New York Stock Exchange – NYSE in June 1997 and, since February 2001, on the Market for Latin-American Stocks in euros, known as “Latibex,” in Madrid, Spain, under the symbol “XBBDC.”

     In November 2001, our Level II ADRs became listed on the NYSE under the symbol “BBD,” the ratio of ADRs to preferred shares was changed such that each ADRs that formerly represented 5,000 preferred shares now represents one preferred share. In March 2004, in addition to the corporate restructuring we has undergone, we have adjusted the parity of our ADRs in relation to our preferred shares in order to make each ADR to correspond to each preferred share.

     On December 17, 2003, our Board of Directors approved a reverse split of our shares at a 10,000:1 share ratio, resulting in a reverse split of one ADR at a 2:1 ratio, such that each ADR represents one preferred share. The reverse split was approved on January 06, 2004. As a result of the reverse split, the capital stock was altered to 79,894,005 common shares and 78,693,936 preferred shares. As of March 2004, our shares have been traded on the Bovespa, on the NYSE at one share per ADR, and on the Latibex at one share per GDR.

     On December 9, 2004, the Extraordinary Shareholders’ Meeting approved a stock split, without changing value per share, at the ratio of two new shares for each share issued by us.

     On November 11, 2005, our Board of Directors approved the issuance of subscription bonuses attached to our shares at a ratio of one new share of the same type to each share issued by us. Our shareholders had their equity interests in our capital stock increased, on a free basis. The above-mentioned bonus was approved by Central Bank on November 14, 2005.

     On March 12, 2007, our Board of Directors approved a split of our capital stock. As a result, our shareholders were entitled to one new share for each existing share of the same class.

     These bonuses attached to our shares were carried out on the Bovespa in the sum ratio that was applied to the ADRs on the NYSE and the GDRs on the Latibex, maintaining the ratio of one share for each ADR and each GDR.

      Our ADRs are traded on the NYSE under the ticker symbol “BBD.”

     The following table shows, for the indicated period, the reported high and low closing sale prices in nominal reais for the preferred shares on Bovespa:

	Price per Preferred share (1) (2)		Average monthly trading volume (1) (2)

	High	Low	(shares in units)

	(in US$)
2002	12.30	6.07	56,602,070
2003	12.61	7.82	51,166,210
2004	17.15	8.98	47,348,207
2005	38.07	14.59	49,361,417
1st Quarter	22.24	14.59	58,628,933
2nd Quarter	21.58	18.51	44,230,000
3rd Quarter	27.20	19.51	50,091,067
4th Quarter	38.07	26.05	44,495,667
2006	46.02	28.33	47,462,200
1st Quarter	46.02	32.64	51,441,867
2nd Quarter	41.25	28.33	57,123,667
3rd Quarter	36.95	30.59	42,727,200
4th Quarter	43.25	36.05	38,556,067
December	43.25	39.88	35,610,000
2007
1st Quarter	45.13	36.90	52,412,733
January	45.13	42.00	41,449,000
February	44.05	38.51	45,507,000
March	42.40	36.90	70,282,200
April	44.47	40.33	53,089,300
May	50.47	43.53	60,642,400

(1)	Prices and amounts adjusted by income. Source: Economática.
(2)	Prices and amounts adjusted by the stock split approved on March 12, 2007.

     The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the ADRs on the NYSE:

			Average monthly
	Price per ADR (1) (2)		trading volume (1) (2)

	High	Low	(ADRs in units)

	(in US$)
2002	5.62	1.61	27,243,900
2003	4.48	2.22	29,240,050
2004	6.34	2.92	26,441,100
2005	17.70	5.47	45,086,117
1st Quarter	8.41	5.47	43,454,800
2nd Quarter	9.12	7.13	42,645,733
3rd Quarter	12.32	7.97	38,375,467
4th Quarter	17.70	11.51	55,868,467
2006	21.91	12.34	61,540,383
1st Quarter	21.91	14.69	61,577,067
2nd Quarter	20.12	12.34	84,225,000
3rd Quarter	17.37	13.95	49,028,867
4th Quarter	20.31	16.37	51,330,600
December	20.31	18.39	39,792,800
2007
1st Quarter	21.23	17.20	73,638,067
January	21.23	19.47	65,470,000
February	21.10	17.95	64,118,000
March	20.59	17.20	91,326,200
April	22.00	19.71	63,421,100
May	26.20	20.97	87,573,600

(1)	Prices and amounts adjusted by income. Beginning on November 21, 2001. Source: Economática
(2)	Prices and amounts adjusted by the stock split approved on March 12, 2007.

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

TRADING ON THE SÃO PAULO STOCK EXCHANGE

     Beginning in April 2000, the Brazilian stock exchanges were reorganized through the execution of protocols of intention by the Brazilian stock exchanges. Until April 2004, all shares underlying securities were traded only on Bovespa, with the exception of privatization auctions, which occurred on the Rio de Janeiro Stock Exchange. In May 2004, the Rio de Janeiro Stock Exchange reopened for the trading of certain Brazilian government securities.

     If you were to trade in our preferred shares on Bovespa, your trade would settle in three business days after the trade date. The seller is ordinarily required to deliver the shares to the exchange before 10:00 A.M. on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the CBLC.

     Bovespa is less liquid than the NYSE or other major exchanges in the world. On December 31, 2006, the aggregate market capitalization of the 352 companies listed on Bovespa, was equivalent to approximately US$723 billion and the ten largest companies listed on Bovespa represented approximately 51.3% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2006, we accounted for approximately 5.5% of the market capitalization of all listed companies on Bovespa.

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

303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have a Corporate Governance Executive Committee composed of directors from Bradesco.The Committee has a charter that addresses certain minimum requirements.
303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.
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
Pursuant to our Bylaws and to Central Bank regulations since July 2004, we have appointed an Audit Committee which is a separate organ from our Board of Directors. Our Audit Committee is comprised of three to five members, each of whom serves for a term of one year and is appointed by, and may be replaced by, the Board of Directors. All the members to the Audit Committee are independent from our management. We currently have four members on our audit committee, and  only one of these members is also a member of our Board of Directors. Under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for a udit and non-audit services provided to our subsidiaries or to us. Except in these respects, our audit committee is comparable to and performs the functions of audit committees of U.S. companies. Since our audit committee is a separate organ from our Board of Directors, pursuant to Central Bank regulations, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard.

The main obligations of our Audit Committee are:

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
• meeting with the Board of Executive Officers and both the independent and the external auditors at least quarterly.

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
• reviewing and issuing opinions regarding our statutory financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor’s report and any management reports; and
• opining on any management proposals to be submitted to the shareholders’ meeting related to changes in our share capital, issuances of debentures or rights offerings entitling the holder to subscribe for equity, investment plans and capital expenditure budgets, distributions of dividends and/or interest on shareholders' equity, changes in the corporate structure, mergers, consolidations or spin-offs.

303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.

Under the Brazilian Corporate Law, shareholder approval is required for the adoption of any compensation plans upon delivery of equity interests. We currently do not have any stock option based compensation plan.

303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.
We do not have corporate governance guidelines officially in place in single document. Our corporate governance guidelines and practices are available in our website at www.bradesco.com.br and in our annual management report.

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

  upon proposal by our management, an amount to a contingency reserve against future losses, which amount is determined by our shareholders on the basis of what potential losses they consider probable, our shareholders never allocated profits to this reserve;

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

     The minimum of 30.0% of our adjusted net income must be distributed as annual dividends and must be paid out within 60 days of the annual shareholders’ meeting in which the distribution is approved. However, Brazilian law permits us to suspend payment of the mandatory distribution if our Board of Directors reports to the shareholders’ assembly that the distribution would be incompatible with our financial condition, event in which the suspension is subject to approval by the shareholders’ meeting. Under Brazilian Corporate Law, the Conselho Fiscal shall prepare a report on this matter and the Board of Directors is obligated to present a justification for the suspension with the CVM within five days of the shareholders’ assembly. The income not distributed due to the suspension must be allocated to a special reserve. If not absorbed by subsequent losses, the amounts in the reserve shall be paid as dividends as soon as our financial situation permits.

     Preferred shareholders are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to the common shareholders.

     We must prepare financial statements at least quarterly. Our Board of Executive Officers, with Board of Directors approval, may distribute dividends based on the profits reported in interim financial statements. Our by-laws provide for the payment of interim dividends, which cannot exceed the amount of our retained earnings or our profit reserves contained in our last, annual or bi-annual financial statements. Our Board of Executive Officers bases the amount of the interim dividends on previously accrued or retained earnings.

     Since 1970, we have been distributing dividends on a monthly basis. Currently, we maintain an automatic monthly system for the payment of interest on shareholders’ capital to our shareholders.

     Consistent with Brazilian law, our bylaws allow our Board of Executive Officers, upon approval by the Board of Directors, to make distributions in the form of interest on shareholders’ capital instead of dividends. Payments of interest on shareholders’ capital may be considered for the calculation of the mandatory dividend; such inclusion must be at net value. Since July 1997, we have been making monthly payments of interest on shareholders’ capital in an amount approved by our Board of Directors prior to the declaration of dividends at the end of each year. The amounts paid as interest on shareholders’ capital net of withholding income tax are deducted from the amount of the dividends declared. The section “Taxation—Brazilian Tax Considerations—Distributions of Interest on Shareholders’ Capital” describes certain limits to be observed in payment of interest on shareholders’ capital and to deduct distributions made as interest on shareholders’ capital.

     According to the Brazilian law, a shareholder who does not receive a dividend payment may start a proceeding for the charging of these payments within three years, counting from the date when the dividends are made available for distribution. When that term ends, the unclaimed dividends return to the Company.

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

     In March 2002, the Brazilian Corporate Law was amended to, among other issues, grant more protection to minority shareholders and ensure them to the right to appoint one member of the Board of Directors and an alternate to our Board of Directors. To qualify for the exercise of such right, the minority shareholder must have held, for at least the prior three months, either (1) preferred shares representing at least 10.0% of our share capital, or (2) common shares representing at least 15.0% of our voting shares. If no shareholders meet the thresholds, shareholders representing at least 10.0% of our share capital may be able to combine their holdings to appoint one member and an alternate to our Board of Directors.

     From 2003 to 2005, if shareholders holding preferred shares decide to exercise such right, they could choose one member and its respective alternate to our Board of Directors based on a three-name list prepared by the controlling shareholder of the company. The voting right mentioned in the precedent paragraph has not yet been exercised by our minority shareholders, since we currently have among the members of our Board of Directors, two members appointed by our minority shareholders BES and BBVA.

     Pursuant to the June 9, 2003, Shareholders’ Agreement, BBVA has the right to name one member of our board directors. See “Item 4. Information on the Company—History and Development of the Company—History—Acquisitions in 2003 and 2004—Acquisition of BBV Banco.”

     The Brazilian Corporate Law provides that non-voting preferred shares acquire voting rights when a company has failed for the term provided for in its by-laws (for more than three fiscal years) to pay any fixed or minimum dividend to which such shares are entitled. Such voting rights remain effective until payment of the cumulative dividends is made.

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

     The approval of holders of at least one-half of the issued common shares is required for the following actions:

  reducing the mandatory distribution of dividends;

  approving a takeover, merger or spin-off;

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

  accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock; and

  pass resolutions to approve corporate restructurings, such as takeovers, mergers and spin-offs; dissolve or liquidate, elect or dismiss our liquidators or examine their accounts.

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

     In the event of a capital increase that would maintain or increase the proportion of capital represented by the preferred shares, holders of preferred shares would have preemptive rights to subscribe to newly issued preferred shares only. In the event of a capital increase that would reduce the proportion of capital represented by the preferred shares, holders of preferred shares would have preemptive rights to subscribe to any new preferred shares in proportion to their shareholdings, and to common shares (subject to the restrictions on foreign ownership mentioned above) only to the extent necessary to prevent dilution of their interests in our total capital. Under Brazilian Corporate Law, shareholders are permitted to transfer or dispose of their preemptive rights.

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

- a change in our corporate purpose;

- a transfer of all of our shares to another company, making us a wholly-owned subsidiary of such company, known as an “incorporação de ações” or by the dissenting or non-voting holder of common shares, in the event it is decided at shareholders’ meeting:

- the acquisition of control of another company at a price, which exceeds certain limits, set forth in Brazilian Corporate Law;

- a merger or consolidation of the company, provided that its shares do not have liquidity and is widely held by the market;

- participation in a “grupo de sociedades” as defined under the Brazilian Corporate Law, provided that its shares do not have liquidity and is widely held by the market; or

- a spin-off that results in, among other things, reduction of the mandatory annual dividend, participation in group of companies or in change of corporate purpose.

     Our dissenting or non-voting shareholders also have a right of withdrawal in the event that the entity resulting from our merger, merger of our shares, or spin-off does not become a listed company within 120 days of the shareholders’ assembly at which the relevant decision was taken. The dissenting or non-voting shareholders only have a withdrawal right if they owned the shares, which have been adversely affected at the time of the first call for the shareholders’ assembly in which the relevant decision was made. If a public announcement of the action taken or to be taken was made prior to the call for the shareholders’ assembly, the shareholders’ ownership of shares is based on the date of announcement.

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

     Redemption

     Our bylaws provide that our shares are not redeemable. However, Brazilian Corporate Law authorizes us to redeem minority shareholders’ shares if, after a public tender offer for our delisting, our controlling shareholder increases its participation in our total capital stock to more than 95.0% .

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

     Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by the CMN’s Resolution 2,689 as described under “—Exchange Controls”, the foreign investor must declare the transfer in its electronic registration.

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

Brazilian Rules Related to Information Disclosure

     In January 2002, the CVM issued regulations, which were amended in June 2002 and March 2007, regarding the disclosure of information to the market. These regulations include provisions which:

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

- the execution, amendment or termination of shareholders’ agreements to which the company is a party, or which have been registered in our records;

- the entry or withdrawal of shareholders that have a financial, operational, technological or management collaboration agreement with us;

- any authorization to trade our securities in any market, national or abroad;

- the merger, consolidation or spin-off of a company or its affiliates;

- the change in the composition of a company’s capital stock;

- the change in accounting criteria;

- the debt renegotiation;

- the change in rights and advantages attached to the securities of a company;

- the acquisition of a company’s shares to keep in treasury or cancellation, and their sale;

- the company’s profit or loss and the allocation of its cash dividends;

- the execution or termination of an agreement, or failure on its implementation, when the expectation of its accomplishment is public’s knowledge; and

- the approval, change or abandonment of a project or delay in its implementation.
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

  fulfill disclosure requirements related to the acquisition and sale of relevant shareholder participations, or the acquisition and sale of our securities by our managing shareholders, members of our fiscal council or any member of a technical or consulting body created by our by- laws; and

  before a material fact is publicly disclosed, prohibit the trading of our securities by our direct and indirect controlling shareholders, officers, members of our board of directors, fiscal council and any technical or advisory committees or whomever by virtue of their position has knowledge of information related to the material fact.

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

     New Civil Code

     A new Brazilian civil code became effective on January 11, 2003. The new code was issued with the intent of updating Brazilian civil legislation. The new code introduced various changes, including changes to existing contract and Brazilian Corporate Law. Transactions and other acts carried out prior to effectiveness of the new civil code continue to be regulated by the previous law, except that the effects of such transactions, if produced after January 11, 2003, as well as any transactions or other acts carried out subsequent to such date, are subject to the new civil code.

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

MATERIAL AGREEMENTS

     On June 9, 2003, our shareholders Cidade de Deus Participações and Fundação Bradesco entered into the Shareholders’ Agreement with BBVA. Under the terms of the Agreement, BBVA has the right to elect one member of our board of directors. The Shareholders’ Agreement provides that BBVA will have this right so long as BBVA owns at least 3.94% of our voting capital. However, if BBVA’s participation falls below this percentage threshold due to an increase in our capital stock in which our shareholders, including BBVA, are not given preemptive rights, BBVA’s right to elect a member of our board of directors will not be affected. For more information regarding the Shareholders’ Agreement, see “Item 4. Information on the Company—History and Development of the Company—History—Acquisitions in 2003 and 2004—Acquisition of BBV Banco.”

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

TAXATION

     The following summary contains a description of the major consequences about Brazilian taxes incurring on the income and U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs. Accordingly, prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs.

     This summary is based upon the tax laws of Brazil and the United States as in effect on the date hereof, which are subject to change.

     Currently, there is no income tax treaty for double taxation signed between Brazil and the United States. However, due to the reciprocity of treatment in the United States, the Brazilian revenue authority ensures to residents in Brazil the right to deduct, from the income tax due, the tax amount levied on the income already paid in the United States. Although the tax authorities of the two countries have had discussions that may culminate in such a treaty, no assurance can be given as to the possibility of a treaty of this kind or how it will affect the U.S. holders of our preferred shares or ADSs. Accordingly, prospective holders of our preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances.

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

     Taxation of Dividends

     Dividends paid by us from profits of years beginning on or after January 1, 1996 to any beneficiary, including depositary bank in respect of preferred shares underlying ADSs or and a non-Brazilian holder in respect of preferred shares will not be subject to Brazilian withholding income tax. Only dividends paid from profits generated prior to January 1, 1996 are subject to Brazilian withholding income tax unless the amount of the relevant dividend is used to increase our capital and we do not redeem those shares for a period of five years. Pursuant to Brazilian law, we assume the responsibility for withholding and paying any tax on dividends we distribute.

     Distributions of Interest on Shareholders’ Capital

     Brazilian corporations may, subject to certain limitations, make payments to shareholders in the form of interest on shareholders’ capital as an alternative form of making dividend distributions. The principal difference between dividends and interest on shareholders’ capital is their tax treatment.

     Dividends payment are not deductible for income tax purposes. On the other hand, for determination of the income tax due by a Brazilian legal entity, we may deduct distributions of interest on shareholders’ capital paid to Brazilian and non-Brazilian holders of preferred and common shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, up to an interest rate which does not exceed the pro rata die fluctuation of the rate of the Federal government’s long-term interest rate, TJLP applied on the shareholders’ equity and appraised based on the Brazilian GAAP. The total amount distributed as interest on shareholders’ capital which may be deducted for purposes of corporate income tax and social contribution tax may not exceed the greater of:

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

     Payments of interest on shareholders’ capital are subject to Brazilian withholding tax at the rate of 15.0%, except for payments to persons who are exempt from tax in Brazil. For payments to persons who are resident in a jurisdiction that under Brazilian law is deemed to be a “tax haven” (any country that (a) does not impose income tax or that taxes income at a rate of less than 20.0% or (b) a country whose corporate law establishes confidentiality of the corporate entities shareholders, Brazilian tax law subjects such payments to withholding tax at the source at a 25.0% rate. It is our responsibility to withhold and pay the tax levied on interest on shareholders’ capital we distribute.

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

     Taxation of Gains

     Gains realized outside Brazil by a holder not residing in Brazil on the disposition of ADSs or preferred shares to another non-Brazilian holder are not subject to Brazilian tax.

     Gains realized by holders residing in Brazil on any disposition of preferred shares in Brazil are subject to tax at the following rates:

  20.0% if the transaction is “day-traded” on a stock exchange; or

  15.0% for all other cases.

     The earnings reached in “day trade” operations in Stock Exchanges, of Goods, Futures and Similar, are subject to withholding income tax at a 1.0% rate, and this tax may be deduced from the tax on the net gains reached in the month.

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

     Except for the international avoidance of double taxation tax treaty signed with Japan, Brazil’s other signed international tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares. Gains realized by a non-Brazilian holder upon the redemption of preferred shares would be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and would accordingly be subject to income tax at a rate of 15.0% (except for tax heaven residents , which applicable rate would be 25%).

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

     On receipt of the underlying preferred shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as previously described under “—Exchange Controls.” If the non-Brazilian holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment previously described in respect of exchanges of preferred shares.

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

     IOF may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such exchange transactions is currently 0%, but the Minister of Finance has the legal authority to increase the rate to a maximum of 25.0% . Any such increase would be applicable only prospectively.

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

     In addition to the IOF tax, a temporary tax, the CPMF tax, is imposed on our distributions in respect of ADSs at the time the distributions are converted into U.S. dollars and remitted abroad by the custodian. The CPMF is currently imposed at a rate of 0.38% and will be in effect until December 31, 2007. A proposed constitutional amendment that would change this temporary contribution into a permanent tax is currently under discussion in Congress. For more information, please see “Taxation – CPMF”.

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

     In this discussion, references to a “U.S. holder” are to a holder of a preferred share or an ADS: (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the preferred shares or ADSs. :

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

     Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15.0% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and preferred shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

     Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 or 2006 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2007 taxable year. Our belief that we are not, and will not in the future be, a PFIC is based on certain Proposed Treasury Regulations dealing with non-U.S. banks. Such regulations are not final and are subject to modification, in which case our determination regarding PFIC status may be different.

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

  market risk;

  liquidity risk;

  credit risk; and

  operational risk.

     Management of these risks is a process, which involves different levels of our organization and encompasses a range of policies and strategies. Our risk management policies are generally conservative ones, which seek to limit absolute loss to the extent possible without loss of efficiency. For a discussion of our risk management policies see “Item 4. Information on the Company— History and Development of the Company —Risk Management” and “Item 5. Operating and Financial Review and Prospects—Asset and Liability Management.” For a summary of Brazilian regulations on managing market risk in the banking sector, see “Item 4. Information on the Company—Regulation and Supervision.”

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

     Interest Rate Risk

     Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments. We are exposed to the risk of interest rate movements when there is a mismatch between fixed interest rates and market interest rates. For a discussion of our management of interest rate sensitivity, see “Item 5. Operating and Financial Review and Prospects–Interest Rate Sensitivity.”

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

Sensitivity Analysis

     We utilized the following criteria and methodology in making our sensitivity analysis:

  We assumed that the book value of our foreign-currency denominated and indexed assets and liabilities as of December 31, 2006 is equivalent to the market value of those assets and liabilities as of that date.

  The amount of our interest-earning assets and interest-bearing liabilities subject to floating rates is not materially affected by fluctuations in interest rates. As a result, we have discussed only interest-earning assets and interest-bearing liabilities that are subject to fixed rates in our sensitivity analysis.

  In classifying our assets and liabilities by maturity, we have assumed that on average the assets and liabilities mature at the midpoint of each period indicated.

  Our negative scenario projection for the real/U.S. dollar exchange rate, the pre-fixed interest rate and the foreign exchange coupon were based on their historical behavior, their probability and the economic projections for the current year. The basic assumptions considered: political stability and continuation of the economic policies adopted in the past years; gradual deceleration of United States’ economy for nearly over 2%; moderate increase of interest rates in the Euro zone, gradual increase of interest rates in Japan; and accelerated increase of international GDP, mainly outside United States. The foreign exchange rate projection considered the historical level and the variation of the foreign exchange rate in crises scenarios, mainly in recent crises (May-June, 2006 and February-April, 2007). The pre-fixed projection considered a possible variation of foreign exchange rates in an adverse scenario and probable impacts over inflation expectations and basic interest rates (Selic). The foreign exchange rate coupon considered the expectation for the Federal Funds rates in an adverse scenario (5.75% per year) and historical relations between the foreign exchange coupon and the Federal Funds Rate.

  The following table shows the maturities of our fixed-rate transactions denominated in or indexed to the real as of December 31, 2006:

		From 31	From 91	From 181		More
	From 0 to	to	to 180	to 365	From 1 to	than
	30 days	90 days	days	days	3 years	3 years	Total

Interest-earning assets	(R$ in million)
Federal funds sold and securities purchased
under agreements to resell	R$ 1,424	-	R$ 2,010	R$ 3,728	R$ 622	-	R$ 7,784
Trading securities, at fair value	21,333	R$ 1,217	1,827	800	1,960	R$ 296	27,433
Available-for-sale securities	-	-	6	-	-	6	12
Loans, net	12,900	12,226	9,771	10,081	14,860	1,802	61,640

Total	35,657	13,443	13,614	14,609	17,442	2,104	96,869

Interest-bearing liabilities
Time deposits	358	219	107	45	14	1	744
Federal funds purchased and securities sold
under agreements to repurchase	24,211	131	626	1,730	13,675	1,580	41,953

Total liabilities	24,569	350	733	1,775	13,689	1,581	42,697

Assets/Liabilities gap	11,088	13,093	12,881	12,834	3,753	523	R$ 54,172
Cumulative assets/liabilities gap	R$ 11,088	R$ 24,181	R$ 37,062	R$ 49,896	R$ 53,649	R$ 54,172

     The following table shows the maturities of our transactions denominated in or indexed to U.S. dollars, as of December 31, 2006:

		From 31	From 91	From 181
	From 0 to	to	to	to	From 1 to	More than
	30 days	90 days	180 days	365 days	3 years	3 years	Total

Interest-earning assets	(R$ in million)
Interest-earning deposits in other banks	R$2,615	-	R$1	-	-	-	R$2,616
Federal funds sold and securities purchased
under agreements to resell	-	-	-	-	-	R$1,065	1,065
Brazilian Central Bank compulsory
Deposits	12	-	-	-	-	-	12
Trading securities	49	R$ 15	91	R$ 23	R$ 24	1,569	1,771
Available-for-sale securities	3	30	-	4	8	2,690	2,735
Held to maturity securities	37	-	-	-	-	1,040	1,077
Loans	1,751	3,141	2,594	2,564	3,027	2,192	15,269

Total assets	4,467	3,186	2,686	2,591	3,059	8,556	24,545

Interest-bearing liabilities
Time deposits	1,362	1,125	408	156	12	68	3,131
Federal funds purchased and securities sold
under agreements to repurchase	516	253	-	-	-	153	922
Short-term borrowings	1,058	1,403	1,287	1,729	232	-	5,709
Long-term debt	209	53	23	1,202	206	3,939	5,632

Total	3,145	2,834	1,718	3,087	450	4,160	15,394

Assets/liabilities gap	1,322	352	968	(496)	2,609	4,396	R$9,151
Cumulative assets/liabilities gap	R$1,322	R$1,674	R$2,642	R$2,146	R$4,755	R$9,151

Interest Rate Sensitivity

The rate risks to which we are subject can be divided into two categories:

(a)	real-denominated assets and liabilities on which interest accrues at fixed rates; and

(b)
assets and liabilities denominated or indexed to foreign currencies on which the interest rate risk can be expressed as what is called the “cupom cambial,” i.e., the “foreign exchange coupon,” which is the difference between floating interest rate and exchange variation.

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

     Real-Denominated Fixed-Rate Transactions

     The potential loss in the value on our real-denominated, fixed-rate financial assets and liabilities, including derivatives on December 31, 2006 that would have resulted from hypothetical unfavorable fluctuations of up to 2.13% of the annualized interest rate for all fixed-rate interest-bearing assets and liabilities, irrespective of term to maturity or the period of time during which such unfavorable change would persist, did not exceed R$397 million.

     On December 31, 2006 we had an excess of R$54.2 billion in fixed rate real denominated assets over our fixed rate real denominated liabilities. Therefore, an increase in the interest rate would have been unfavorable to us, while a reduction in the interest rate, however, would have been favorable to us.

     Foreign Currency—Denominated and—Indexed Transactions

     A hypothetical unfavorable fluctuation of up to 0.8% in the annualized interest rate on our foreign currency-denominated or -indexed assets and liabilities, including derivatives, would result in potential losses of up to R$26.2 million in the value of our U.S. dollar-denominated or -indexed financial assets and liabilities as of December 31, 2006, irrespective of how long the unfavorable change persisted. It is important to mention that foreign currency denominated interest rate fluctuation was estimated by our Economic Research Department.

      On December 31, 2006, we had an excess of R$5.0 billion in obligations denominated in or indexed to foreign currencies over the assets denominated in or indexed to foreign currency. Although we have more liabilities than assets, a foreign exchange coupon increase would result in losses, as most of our liabilities have short-term maturities and most of our assets have a longer average maturity term. This would lead us to a higher sensibility to an increase in foreign exchange coupon and, accordingly, higher losses.

     Exchange Rate Sensitivity

     A depreciation of up to 5.7% of the real against the U.S. dollar would result in potential losses of up to R$282.4 million in the fair value of our U.S. dollar-denominated or –indexed financial assets and liabilities. On December 31, 2006, we had an excess of R$5.0 billion in liabilities denominated or indexed to foreign currency on assets denominated or indexed to foreign currency. Therefore a depreciation of the real against foreign currencies would result in exchange losses. Our Economic Research Department estimated a negative scenario of was of R$/US$2.26.

Value at Risk (“VaR”)

     VaR is generally defined as the potential loss of our investment portfolio in a certain period of time from adverse market movements in interest and exchange rates and is based on probability analysis. We consider our policy regarding exposure to market risks to be very conservative, being the VaR limits defined by our senior management and our compliance with these limits is monitored daily by personnel who are independent of our portfolio management. The methodology under which the VaR is calculated has a confidence level of 97.5%, its volatilities are calculated based on statistics parameters and are used in prospective proceedings based on economic studies. The methodology used and the statistics parameters currently used to calculate the VaR are confirmed daily by the use of back testing techniques. We started to use the VaR methodology for our treasury positions on January 2000 and on March 2005 it has also been implemented for our commercial and external portfolios. The calculation of the VaR does not include our foreign investments or their respective hedging transactions.

     The following shows the value at risk, as measured under the VaR methodology in 2006:

1st quarter of 2006 - R$ million

Risk Factors	Average	Minimum	Maximum	On March 31

Reais (fixed and floating rate)	36	22	52	44
Foreign exchange coupon	11	3	29	3
Foreign Currency	14	2	24	8
Variable Income	1	0	3	2
Offshore Fixed Income	32	27	40	32
Total VaR	60	45	74	63

2nd quarter of 2006 - R$ million

Risk Factors	Average	Minimum	Maximum	On June 30

Reais (fixed and floating rate)	42	26	66	62
Foreign Exchange Coupon	3	1	9	9
Foreign Currency	13	0	25	1
Variable Income	4	0	10	3
Offshore Fixed Income	37	22	52	41
Total VaR	71	38	100	86

3rd quarter of 2006 - R$ million

Risk Factors	Average	Minimum	Maximum	On September 30

Reais (fixed and floating rate)	56	43	79	63
Foreign exchange coupon	3	1	9	1
Foreign Currency	5	0	13	6
Variable Income	2	1	3	1
Offshore Fixed Income	27	14	42	17
Total VaR	76	53	108	77

4th quarter of 2006 - R$ million

Risk Factors	Average	Minimum	Maximum	On December 31

Reais (fixed and floating rate)	52	26	72	26
Foreign exchange coupon	1	1	3	3
Foreign Currency	4	0	11	3
Variable Income	2	1	3	2
Offshore Fixed Income	16	9	23	9
Total VaR	63	33	83	33

     The following table below shows the concentration of the VaR and the number of events during the year ended December 31, 2006 calculated on positions up to December 31, 2006:

VaR – Value at Risk
(R$ in million)	1st quarter	2nd quarter	3rd quarter	4th quarter	% of events

Up to R$50	9.52%	16.39%	0.00%	27.87%	13.25%
From R$50 up to R$60	31.75%	19.67%	23.44%	4.92%	20.08%
From R$60 up to R$70	47.62%	13.12%	15.62%	16.39%	23.29%
From R$70 up to R$80	11.11%	9.84%	31.25%	37.71%	22.49%
More than R$80	0.00%	40.98%	29.69%	13.11%	20.89%

	100.0%	100.0%	100.0%	100.0%	100.0%

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     Not applicable.

Item 14 . Material Modifications to the Rights of Security Holders and Use of Proceeds.

     Not applicable.

Item 15. Controls and Procedures.

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

     (a) Disclosure Controls and Procedures

     During the fiscal year ended December 31, 2006, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were carried out under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and it may not prevent or identify deficiencies. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

     Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that for the period covered by this annual report, our disclosure controls and procedures were adequate and effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and disclosed, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

         (b) Management’s Annual Report on Internal Control over Financial Reporting

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria established by the Internal Control – Integrated Framework of COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

      Management’s annual assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, was audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report beginning on page F-2 of the financial statements to this Form 20-F.

     (c) Changes in Internal Control over Financial Reporting

     There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

     We have adopted a set of codes of ethics, as such term is defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our codes of ethics apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our advisors, other officers, employees, suppliers and business partners. Our codes of ethics are available on our website at http://www.bradesco.com.br/ir/. If we amend the provisions of our codes of ethics, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services.

Audit and Non-Audit Fees

     The following table sets forth the fees billed to us in the aggregate by both of our independent accounting firms during the fiscal years ended in 2005 and 2006:

	Year ended on December 31,

	2005 (1)	2006

	(R$ in thousand)
Audit fees	R$13,569	R$13,773
Audit-related fees	12,861	2,923
Tax fees	81	218
Other fees	710	233

Total fees	R$27,221	R$17,147

(1)	In 2005 we had two independent accounting firms for purposes of auditing our financial statements in accordance with the accounting practices adopted in Brazil and in the United States.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees.

     Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2006, we must comply with Exchange Act Rule 10A-3, which requires that we either establish an audit committee composed of members of the board of directors that meets specified requirements or designate and empower a board of auditors or similar body to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A-3(c)(3).

     We have established a body similar to the audit committee of a U.S. company, which under Central Bank regulations is required to be called an “audit committee”. Our audit committee performs nearly all of the functions of an audit committee of the board of directors of a U.S. company. Of the four members of our audit committee, only one member is also a member of our Board of Directors. Under Brazilian law, the function of hiring independent auditors is a power reserved for the board of directors. As a result, our board of directors acts as our audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these respects, our audit committee is comparable to and performs the functions of an audit committee of the board of directors of a U.S. company. Since our audit committee is not a committee of our Board of Directors, but is a separate body required under Brazilian law to perform the role of an audit committee, we believe that our audit committee satisfies the requirements of Exchange Act Rule 10(a)(3). However, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) because under Central Bank regulations, our Audit Committee is a separate organ from our Board of Directors. We believe that our audit committee is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act and to satisfy the other requirements of Exchange Act Rule 10A-3.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     Not applicable.

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See pages F-1 through F-54 incorporated herein by reference.

Item 19. Exhibits.

Documents filed as exhibits to this annual report:

1.1	Amended and Restated Bylaws of Banco Bradesco S.A. (English translation).

2.1	Amended and Restated Deposit Agreement, between Banco Bradesco S.A., Citibank N.A., as Depositary, and holders and beneficial owners of American Depositary Receipts*

3.1
Shareholders’ Agreement dated June 9, 2003, among Cidade de Deus Companhia Comercial de Participações, Fundação Bradesco, Banco Bilbao Vizcaya Argentaria S.A. and Banco Bradesco S.A. (as intervening party) **

6.1	Calculation of earnings per share data and weighted average number of shares outstanding

7.1	Calculation of dividends/interest on shareholders’ capital per share data

8.1	List of Subsidiaries

12.1	Certification of the Chief Executive Officer of Bradesco, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer of Bradesco, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1	Certification of Chief Executive Officer of Bradesco, pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer of Bradesco, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(*)	Incorporated by reference to our Registration Statement on Form 20-F (file no. 333-13950), originally filed with the SEC on September 28, 2001.

(**)	Incorporated by reference to our Annual Report on Form 20-F (file no. 1-15250), originally filed with the SEC on June 30, 2004.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

/s/ Márcio Artur Laurelli Cypriano

Márcio Artur Laurelli Cypriano
Chief Executive Officer

Date: June 29, 2007

Banco Bradesco S.A.
Consolidated Financial Statements as of
December 31, 2005 and 2006 and for each of the
three years in the period ended December 31,
2006 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Banco Bradesco S.A.

We have completed an integrated audit of Banco Bradesco S.A.’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As presented in notes 2(ee) and 26 to the consolidated financial statements, on December 31, 2006 the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans by adopting Financial Accounting Standards Board Statement (“SFAS”) No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.”

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers
Auditores Independentes

São Paulo, Brazil
June 27, 2007

Banco Bradesco S.A.

Consolidated Balance Sheet
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,

Assets	2005	2006

Cash and due from banks	3,447	4,748
Interest-earning deposits in other banks	13,119	8,918
Federal funds sold and securities purchased under agreements to resell	10,985	14,649
Brazilian Central Bank compulsory deposits	21,686	23,461
Trading securities, at fair value	40,948	62,735
Available for sale securities, at fair value	14,710	23,879
Held to maturity securities	4,121	3,265
Loans	82,689	97,935
Allowance for loan losses	(4,964)	(6,552)

Net loans	77,725	91,383
Equity investees and other investments	397	527
Premises and equipment, net	2,721	3,000
Goodwill	332	667
Intangible assets, net	1,294	1,623
Other assets	15,109	20,416

Total assets	206,594	259,271

Liabilities and shareholders´ equity
Deposits from customers:
Demand, non-interest bearing	16,223	21,081
Savings	26,201	27,613
Time	32,837	34,941
Deposits from financial institutions	146	290

Total deposits	75,407	83,925

Federal funds purchased and securities sold under agreements to repurchase	22,886	42,875
Short-term borrowings	7,066	5,709
Long-term debt	23,316	30,122
Other liabilities	57,612	70,083

Total liabilities	186,287	232,714

Commitments and contingencies (Notes 2(p) and 23(b))

Minority interest in consolidated subsidiaries	88	93

Shareholders' equity
Common shares - no par value (issued and authorized at December 31,
2005 – 979,828,608 and December 31, 2006 – 1,001,646,912) (1)	6,497	7,095
Preferred shares - no par value (issued and authorized at December 31,
2005 – 979,877,676 and December 31, 2006 – 1,001,635,736) (1)	6,503	7,105
Treasury shares (at December 31, 2005 – 928,600 common shares and at
December 31, 2006 – 1,504,000 common shares and 12,800 preferred shares) (1)	(30)	(50)
Additional paid-in capital	83	101
Appropriated retained earnings	1,809	2,061
Unrealized gains on available for sale securities, net of taxes	412	1,145
Adjustment upon adoption of SFAS 158, net of taxes	-	15
Unappropriated retained earnings	4,945	8,992

Total shareholders' equity	20,219	26,464

Total liabilities and shareholders' equity	206,594	259,271

(1) On March 12, 2007, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held. At December 31, 2006, our capital were represented by 500,823,456 voting common shares with no par value, 500,817,868 non-voting preferred shares with no par value, 752,000 treasury common shares and 6,400 treasury preferred shares.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31,

	2004	2005	2006

Interest income
Interest on loans	12,812	17,236	21,281
Interest on federal funds sold and securities purchased‘under
agreements to resell	2,738	2,018	2,177
Interest on securities
Trading	5,330	7,251	5,705
Available for sale	408	1,364	2,490
Held to maturity	659	495	324
Interest on deposits in other banks	161	722	541
Interest on Brazilian Central Bank compulsory deposits	1,542	2,160	1,998
Other	73	61	59

Total interest income	23,723	31,307	34,575

Interest expense
Interest on deposits
From customers
Savings deposits	(1,654)	(2,028)	(1,909)
Time deposits	(3,327)	(4,895)	(4,301)
From financial institutions	(14)	(21)	(19)
Interest on federal funds purchased and securities sold under agreements
to repurchase	(2,390)	(3,862)	(3,762)
Interest on short-term borrowings	83	187	(54)
Interest on long-term debt	(1,617)	(1,822)	(2,824)

Total interest expense	(8,919)	(12,441)	(12,869)

Net interest income	14,804	18,866	21,706

Provision for loan losses	(1,429)	(1,823)	(3,767)

Net interest income after provision for loan losses	13,375	17,043	17,939

F –5

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated
(continued)

	Year ended December 31,

	2004	2005	2006

Non-interest income
Fee and commission income	4,310	5,137	6,610
Net trading gains	1,236	2,428	2,360
Net realized gains on available for sale securities	433	747	1,157
Net gains on foreign currency transactions	269	294	43
Equity in earnings of unconsolidated companies	66	186	224
Insurance premiums	6,764	7,805	8,121
Pension plan income	374	377	791
Other non-interest income	830	582	778

Total non-interest income	14,282	17,556	20,084

Non-interest expense
Salaries and benefits	(4,864)	(5,198)	(6,087)
Administrative expenses	(4,057)	(4,447)	(5,223)
Amortization of intangible assets	(278)	(302)	(343)
Insurance claims	(4,822)	(5,501)	(6,124)
Changes in provisions for insurance, pension plans,
certificated savings plans and pension investment
contracts	(4,326)	(3,939)	(4,199)
Pension plan operating expenses	(751)	(505)	(560)
Insurance and pension plan selling expenses	(907)	(1,041)	(852)
Depreciation and amortization	(789)	(712)	(534)
Other non-interest expense	(2,923)	(4,202)	(5,351)

Total non-interest expense	(23,717)	(25,847)	(29,273)

Income before income taxes and minority interest	3,940	8,752	8,750
Taxes on income
Current expense	(1,081)	(1,222)	(3,167)
Deferred benefit (expense)	480	(1,209)	894

Total taxes on income	(601)	(2,431)	(2,273)

Income before minority interest	3,339	6,321	6,477
Minority interest	(12)	(11)	(15)

Net income	3,327	6,310	6,462

Net income applicable to each class of shares(2)(3)
Common shares	1,595	3,010	3,075
Preferred shares	1,732	3,300	3,387

Net income	3,327	6,310	6,462
Earnings per shares (in reais)(1)(2)(3)
Common shares	1.67	3.08	3.14
Preferred shares	1.84	3.39	3.45
Weighted average number of shares outstanding(2) (3)
Common shares	957,064,460	977,180,608	980,383,482
Preferred shares	944,327,192	973,893,242	981,672,582
_______________________________________________________________________________________________________________
(1)	None of our outstanding obligations are exchangeable or convertible into equity securities and as a result, diluted earnings per share do not differ from net income per share (Note 2 (u)).
(2)	On November 11, 2005, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class.
(3)	On March 12, 2007, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held.

F –6

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Cash Flows
Expressed in millions of Brazilian reais

	Year ended December 31,

	2004	2005	2006

Operating activities
Net income	3,327	6,310	6,462
Adjustment to reconcile net income to net cash from
operating activities:
Provision for loan losses	1,429	1,823	3,767
Provision for other investments	13	17	17
Provision for insurance, pension plans, certificated savings plans and
pension investment contracts	4,326	3,939	4,199
Depreciation and amortization	789	712	534
Amortization of intangible assets	278	302	343
Equity in earnings of unconsolidated companies	(66)	(186)	(224)
Loss on foreclosed assets, net	57	35	46
Net realized gains on available for sale securities	(433)	(747)	(1,157)
(Gains) losses on sale of premises and equipment, net	33	(35)	15
(Gains) losses on sale of unconsolidated companies	(1)	12	(32)
Deferred tax benefit (expense)	(480)	1,209	(894)
Dividends received from unconsolidated companies	20	110	236
Minority interest	12	11	15
Changes in assets and liabilities
Net (increase) decrease in interest receivable	(1,312)	(2,114)	(611)
Net increase in interest payable	510	319	832
(Increase) decrease in trading assets	3,749	(5,624)	(35,076)
Increase in other assets	(3,183)	(6,891)	(491)
Net increase (decrease) in foreign exchange portfolio	5	350	(318)
Increase in other liabilities	4,423	4,655	7,363

Net cash provided by (used in) operating activities	13,496	4,207	(14,974)

Investing activities
Net increase in Brazilian Central Bank compulsory deposits	(2,023)	(787)	(1,449)
Purchases of available for sale securities	(7,567)	(4,435)	(8,796)
Proceeds from sale of available for sale securities	3,290	5,034	7,019
Purchases of held to maturity securities	(72)	(31)	(224)
Proceeds from maturities of held to maturity securities	313	171	978
Net increase in loans	(9,287)	(20,169)	(17,394)
Acquisition of subsidiaries, net of cash and cash equivalents paid	(195)	(80)	(1,448)
Purchases of unconsolidated companies	(9)	(35)	(190)
Purchases of premises and equipment	(501)	(583)	(727)
Proceeds from sale of premises and equipment	17	305	199
Proceeds from sale of foreclosed assets	198	167	140
Proceeds from sale of unconsolidated companies	21	20	64

Net cash used in investing activities	(15,815)	(20,423)	(21,828)

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Cash Flows
Expressed in millions of Brazilian reais

	Year ended December 31,

	2004	2005	2006

Financing activities
Net increase (decrease) in deposits	9,395	6,397	6,639
Net increase (decrease) in federal funds purchased and securities sold
under agreements to repurchase	(11,328)	6,354	19,557
Net increase (decrease) in short-term borrowings	478	(1,302)	(1,431)
Borrowings under long-term debt	7,313	11,133	13,133
Repayment of long-term debt	(7,796)	(7,602)	(6,546)
Minority interest	(27)	(24)	(10)
Capital increase	2	737	1,218
Purchase of own shares	(49)	(225)	(23)
Dividends and interest paid on shareholders' capital	(1,273)	(1,559)	(3,334)

Net cash provided by (used in) financing activities	(3,285)	13,909	29,203

Cash and cash equivalents
At beginning of the year	26,884	21,280	18,973
At end of the year	21,280	18,973	11,374

Decrease in cash and cash equivalents	(5,604)	(2,307)	(7,599)

Supplemental cash flow disclosure
Cash paid for interest	8,409	12,123	12,037
Cash paid for taxes on income and social contribution	1,575	1,445	2,559
Loans transferred to foreclosed assets	117	78	180
Dividends and interest on shareholders' capital declared but not paid	926	1,248	74

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in shares

	Common(1) (2) (3)	Preferred(1) (2) (3)	Common treasury stock(1) (2) (3)	Preferred treasury stock(1) (2) (3)

Balance on December 31, 2003	958,728,072	944,327,232	(689,760)	-

Purchase of own shares	-	-	(4,632,996)	(48)
Treasury shares cancelled	(5,322,756)	(48)	5,322,756	48
Balance on December 31, 2004	953,405,316	944,327,184	-	-

Shares subscribed and issued	35,167,428	34,832,572	-	-
Shares issued to minority shareholders of Bradesco
Seguros	730,016	723,068	-	-
Purchase of own shares	-	-	(10,402,752)	(5,148)
Treasury shares cancelled	(9,474,152)	(5,148)	9,474,152	5,148
Balance on December 31, 2005	979,828,608	979,877,676	(928,600)	-

Shares subscribed and issued	21,818,304	21,818,060	-	-
Purchase of own shares	-	-	(575,400)	(72,800)
Treasury shares cancelled	-	(60,000)	-	60,000

Balance on December 31, 2006	1,001,646,912	1,001,635,736	(1,504,000)	(12,800)

(1)	On December 9, 2004, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to two new shares for each existing share of the same class.
(2)	On November 11, 2005, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class.
(3)	On March 12, 2007, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held. At December 31, 2006, our capital were represented by 500,823,456 voting common shares with no par value, 500,817,868 non-voting preferred shares with no par value, 752,000 Treasury common shares and 6,400 treasury preferred shares.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in millions of Brazilian reais, except for share information

	Common Shares	Preferred shares	Treasury shares	Additional paid-in capital	Appropriated retained earnings	Cumulative other comprehensive income	Unappropriated retained earnings	Total

Balance on December 31, 2003	3,525	3,475	(7)	56	1,347	681	4,515	13,592

Net income	-	-	-	-	-	-	3,327	3,327
Available for sale securities(2)	-	-	-	-	-	12	-	12

Comprehensive income(1)	-	-	-	-	-	-	-	3,339
Interest on shareholders' capital and
dividends	-	-	-	-	-	-	(1,325)	(1,325)
Purchase of own shares	-	-	(49)	-	-	-	-	(49)
Treasury shares cancelled	-	-	56	-	-	-	(56)	-
Transfers	-	-	-	-	147	-	(147)	-
Others	-	-	-	2	-	-	-	2

Balance on December 31, 2004	3,525	3,475	-	58	1,494	693	6,314	15,559

Net income	-	-	-	-	-	-	6,310	6,310
Available for sale securities(2)	-	-	-	-	-	(281)	-	(281)

Comprehensive income(1)	-	-	-	-	-	-	-	6,029
Interest on shareholders' capital and
dividends	-	-	-	-	-	-	(1,881)	(1,881)
Treasury shares cancelled	-	-	195	-	-	-	(195)	-
Purchase of own shares	-	-	(225)	-	-	-	-	(225)
Capital increase	358	354	-	-	-	-	-	712
Transfers(4)	2,614	2,674	-	-	315	-	(5,603)	-
Others	-	-	-	25	-	-	-	25

Balance on December 31, 2005	6,497	6,503	(30)	83	1,809	412	4,945	20,219

Net income	-	-	-	-	-	-	6,462	6,462
Available for sale securities(2)	-	-	-	-	-	733	-	733

Comprehensive income(1)	-	-	-	-	-	-	-	7,195
Adjustment upon adoption of SFAS
158, net of tax of R$8	-	-	-	-	-	15	-	15
Interest on shareholders' capital and
dividends	-	-	-	-	-	-	(2,160)	(2,160)
Treasury shares cancelled	-	-	3	-	-	-	(3)	-
Purchase of own shares	-	-	(23)	-	-	-	-	(23)
Capital increase(5)	598	602	-	18	-	-	-	1,218
Transfers	-	-	-	-	252	-	(252)	-

Balance on December 31, 2006	7,095	7,105	(50)	101	2,061	1,160	8,992	26,464

	Year ended December 31,

	2004	2005	2006

Per share information(3) (6):
Distributed earnings (interest on shareholders' capital and dividends):
Common	0.66	0.93	1.05
Preferred	0.74	1.00	1.16

(1)	Consists of unrealized gains of investment securities classified as available for sale, net of deferred income tax and social contribution effects amounting to R$573, R$529 and R$867 at December 31, 2004, 2005 and 2006, respectively.
(2)	Adjusted by other than temporary losses written off, as described in Note 5.
(3)	On November 11, 2005, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class..
(4)	A capital increase of R$5,288 (R$2,614 of common shares and R$2,674 of preferred shares), through incorporation of statutory reserves, was approved on a shareholders’ meeting during 2005.
(5)	A capital increase of R$1,200 (R$598 of common shares and R$ 602 of preferred shares) with no par value, was approved on a shareholders’ meeting in October 2006.
(6)	On March 12, 2007, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held.

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

We have over the years acquired a number of Brazilian financial institutions in order to expand our business and customer base. The effects of acquisitions made in 2004, 2005 and through 2006, either individually or on a combined basis, were not significant to us.

We have prepared these financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles we apply in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”) including the rules and regulations of the National Monetary Council (“CMN”), Banco Central do Brasil ("Central Bank") and the Insurance Superintendency (“SUSEP”).

Shareholders' equity and net income included in these financial statements differ from those included in the statutory accounting records prepared in accordance with Brazilian GAAP as a result of adjustments made to reflect the requirements of U.S. GAAP. Appropriated reserves under Corporate Law available for distribution, net of treasury shares, were R$4,830 and R$7,449 at December 31, 2005 and 2006, respectively.

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

The following table presents our voting interest in the most significant operational subsidiaries together with the main business activity of each. During the presented periods, several mergers and splits occurred in our subsidiaries, however, no gains or losses were recognized in the consolidated statement of income for the respective periods.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Voting interest - %

	December 31,

Subsidiaries	2005	2006

Banco Alvorada S.A. (Banking)	99.88	99.88
Banco Bankpar S.A. (4)	-	99.99
Banco Boavista Interatlântico S.A. (Banking)	100.00	100.00
Banco Bradesco Argentina S.A. (Banking)	99.99	99.99
Banco Bradesco BBI S.A. (1)	100.00	100.00
Banco Finasa S.A. (Banking)	100.00	100.00
Banco Mercantil de São Paulo S.A. (Banking) (2)	100.00	-
Bankpar Arrendamento Mercantil S.A. (7)	-	99.99
Bankpar Banco Múltiplo S.A. (5)	-	99.99
Bradesco Administradora de Consórcios Ltda.	99.99	99.99
Bradesco Auto/RE Cia. de Seguros	100.00	100.00
Bradesco Capitalização S.A. (Certificated Savings plans)	100.00	100.00
Bradesco Leasing S.A. Arrendamento Mercantil (Leasing)	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (Brokerage) (3)	99.99	100.00
Bradesco Saúde S.A	100.00	100.00
Bradesco Seguros S.A. (Insurance)	100.00	100.00
Bradesco Vida e Previdência S.A. (Life Insurance and Pension Plans)	100.00	100.00
Bradesplan Participações Ltda	-	99.98
BRAM – Bradesco Asset Management S.A. DTVM	100.00	100.00
Tempo Serviços Ltda. (6)	-	99.99
União de Participações Ltda.	99.99	99.99

(1)	Current denomination of Banco BEM S.A.
(2)	Merged by Alvorada Cartões, Crédito, Financiamento e Investimento S.A. in November, 2006.
(3)	Increase in voting interest due to transfer of ownership from minority shareholders.
(4)	Current denomination of Banco American Express S.A. (notes 1(b) e 11).
(5)	Current denomination of American Express (Brasil) Banco Múltiplo S.A.
(6)	Current denomination of American Express do Brasil Tempo Ltda.
(7)	Current denomination of Inter American Express Arrendamento Mercantil S.A.

(b) Recent Acquisitions

On November 6, 2003, we signed an agreement with the controlling shareholders of Banco Zogbi S.A.(“Zogbi”) to acquire all of its capital and all of the capital of its affiliates, which was approved by the Central Bank on February 4, 2004. Zogbi was acquired for R$681 in cash, on February 16, 2004. In October 2004, all of Zogbi’s assets and liabilities were transferred to Banco Finasa at book value.

On February 10, 2004, we acquired 89.957% of BEM’s capital and of its affiliates through an initial cash payment of R$8 and R$70 in government securities. The fair value of the government securities as of the date that the terms of the acquisition were agreed was R$42. Subsequently, on March and July, 2004, we acquired a remaining minority interest through the additional payment of R$9.

In our shareholders’ general meeting held on March 10, 2005, we received the approval to acquire the shares held by the minority shareholders of Bradesco Seguros S.A. (“Bradesco Seguros”) through the issuance of shares in the amount of R$12, which was approved by the Central Bank on July 18, 2005.

On April 15, 2005, through Banco Finasa, we acquired from Banco Morada S.A. and Morada Investimentos S.A. (“Grupo Morada”), the total capital stock of Morada Serviços Ltda. (“Morada Serviços”) for the total amount of R$80 paid in cash.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

On July 26, 2005, we acquired 50% of the total capital of União de Lojas Leader S.A. (“Leader Magazine”), for the total amount of R$47 in cash.

On January 3, 2006, we acquired 89.35% of Banco do Estado do Ceará – BEC’s voting capital and 89.17% of BEC’s total capital for the amount of R$700, with R$458 paid in cash and R$242 paid in government securities, the market value of which was equivalent to R$134 as of the date of the transaction. BEC’s total capital was acquired afterwards at the São Paulo Stock Exchange - BOVESPA for the amount of R$ 86. In November, 2006, BEC was merged by Alvorada Cartões, Crédito, Financiamento e Investimento S.A..

On March 20, 2006, we signed an agreement with the controlling shareholders of American Express Company to acquire the total capital of its subsidiaries in Brazil (Banco American Express S.A., American Express Banco Múltiplo S.A., American Express do Brasil Tempo Ltda. and Inter American Express Arrendamento Mercantil S.A., together referred as “Amex”). The transaction was concluded upon Central Bank approval on June 30, 2006 and upon payment of US$468, equivalent to R$1,001 paid in cash.

On May 15, 2006, we acquired the total capital of Bradesplan Participações S.A. (“Bradesplan”) for the amount of R$308 paid in cash.

We present below the condensed balance sheets for the recent acquisitions:

		2004

		Zogbi	BEM	Total

Cash and cash equivalents		55	444	499
Loans		403	90	493
Securities		96	102	198
Goodwill		262	-	262
Intangible assets – client portfolio		106	-	106
Other assets		132	282	414
Deposits		(254)	(280)	(534)
Borrowings		(45)	(4)	(49)
Other liabilities		(74)	(575)	(649)

Total consideration and fair value of net assets acquired		681	59	740

	2005

	Morada	Leader	Bradesco Seguros	Total

Cash and cash equivalents	-	47	-	47
Goodwill	50	20	-	70
Intangible assets – client portfolio	28	-	-	28
Other assets	2	7	-	9
Other liabilities	-	(27)	-	(27)
Minority shareholders	-	-	12	12

Total consideration and fair value of net assets acquired	80	47	12	139

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	2006

	BEC	Amex	Bradesplan	Total

Cash and cash equivalents	503	50	-	553
Securities	724	189	10	923
Loans	261	155	-	416
Goodwill	-	335	-	335
Intangible assets – client portfolio	398	274	-	672
Other assets	662	1,726	398	2,786
Deposits	(982)	(166)	-	(1,148)
Loans	-	(31)	-	(31)
Other liabilities	(888)	(1,531)	(100)	(2,519)

Total consideration and fair value of net assets acquired	678	1,001	308	1,987

The total consideration given for acquisitions in 2004, 2005 and 2006 was R$740, R$139 and R$1,987 respectively, and is comprised as follows:

	2004	2005	2006

Payment in currency	698	127	1,853
Government securities, at fair value	42	-	134
Issuance of shares	-	12	-

Total cost of acquisitions	740	139	1,987

These acquisitions were accounted for under the purchase method of accounting and the companies acquired were thus consolidated as from the date of acquisition.

In conjunction with these acquisitions, finite-lived intangible assets of R$106 in 2004, R$28 in 2005 and R$672 in 2006 were recorded and are related principally to the client deposit and relationship portfolios, being amortized over the period in which the assets are expected to contribute directly or indirectly to the future cash flows (between five and ten years). In addition, we recorded a goodwill balance of R$262 in 2004, related to the credit operation of Zogbi, R$70 in 2005, related to Morada and Leader transactions and R$ 335 in 2006 related to Amex transaction. For further details: Notes 2 (o) and 11.

We have not assumed any future contingent payments, options, or commitments, in connection with these acquisitions.

2 Significant Accounting Policies

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The primary estimates used are: accounting for allowance for loan losses, estimates of the fair value of certain financial instruments, depreciation and amortization, asset impairments, useful lives of intangible assets, tax valuation allowances, assumptions used for calculation of insurance reserves and pension plans and contingencies. Actual results could differ from those estimates.

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

b) Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash and due from banks, interest-earning deposits in other banks and federal funds sold and securities purchased under agreements to resell, that have original maturities of three months or less and present insignificant risk of changes in value because of interest rate changes.

	December 31,

	2005	2006

Cash and due from banks	3,389	4,747
Interest-earning deposits in other banks	5,491	2,968
Federal funds sold and securities purchased under agreements to resell	10,093	3,659

Total	18,973	11,374

c) Presentation of interest earning assets and interest bearing liabilities.

Interest earning assets and interest bearing liabilities are presented in the consolidated balance sheet at the principal amount outstanding plus accrued interest and monetary and exchange variation incurred. Such presentation is required since accrued interest and monetary (indexation) variations and exchange gains/losses are added to the outstanding principal each period for substantially all Brazilian real-based assets and liabilities.

The total interest and monetary and exchange variations accrued on the outstanding principal of assets was R$7,298 and R$7,909 at December 31, 2005 and 2006, respectively. Total interest and monetary and exchange variation accrued on outstanding principal of liabilities was R$4,003 and R$4,835 at December 31, 2005 and 2006, respectively.

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

f) Derivatives other than trading

Derivative instruments are recognized as assets or liabilities in the balance sheet and measured at fair value, regardless of the purpose or intention to hold them in accordance with SFAS 133, “Accounting for Derivative Financial Instruments and Hedging Activities”, as amended by SFAS 137, 138 and 149. Changes in the fair values of an instrument are recognized in income or equity, depending on its designation and qualification as a fair value, cash flow or foreign currency hedge. In order to qualify as a hedge, the derivative must be: (i) designated as hedge of a specific financial asset or liability at the inception of the contract, (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes in its fair value or in the related cash flows in relation to the fair value of or cash flows related to the item to be hedged both at inception and over the life of the contract.

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

The transfers of investments from trading and available for sale categories to the held to maturity category were accounted at fair value on the date of the transfer:

  in the case of trading securities, prior gains and losses were previously recorded in the consolidated income statement;

  in the case of available for sale securities, unrealized gains/losses are recorded within “Unrealized gains/losses on available for sale securities” directly in shareholders’ equity at the time of the transfer and are subsequently amortized over the period from the date of the transfer to the maturity of the security.

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

In addition to the disclosures already required by SFAS 115, we have followed the policies determined by Emerging Issues Task Force (“EITF”) Issue 03-1, “The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments”, FASB Staff Position (“FSP”) EITF 03-1, which was replaced by FSP FAS 115-1 and FAS 124-1.

j) Loans and leases

Loans and leases reflect principal plus accrued interest receivable and monetary adjustments. Interest income is recorded on an accrual basis and is added to the principal amount of the loan in each period. The accrual of interest is generally discontinued on all loans that are not considered collectible as to principal or interest and for all loans 60 days or more overdue. Interest collections on such loans are recorded as reductions of the principal balance when collectibility is uncertain, otherwise income is recognized on a cash basis.

We provide equipment financing to our customers through a variety of lease arrangements. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property, less unearned income.

Also, we have followed the policies prescribed by Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”, which addresses accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality.

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

l) Equity investees and other investments

Equity investees and other investments, where we own between 20% and 50% of voting capital, are accounted for using the equity method of accounting. Under this method our share of results of the investee, as reported under U.S. GAAP, is recognized in the statement of income as "Equity in earnings (losses) of unconsolidated companies" and dividends are credited when declared to the "Equity investees and other investments" balance sheet account (Note 9).

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

m) Premises and equipment, net

Premises and equipment are recorded at cost (plus price-level restatements through December 31, 1997). Depreciation is computed on the straight-line method at the following annual rates: premises – 4%; data processing equipment – 20% to 50%; and other assets – 10% to 20%.

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

For transactions classified as operating leases, relating to property sold for cash, only the portion corresponding to: (i) the positive difference between revenue determined at the time of the sale and the present value of the future lease to be paid is recognized immediately in income for the period, whereas (ii) the remaining portion is deferred over the corresponding rental contract terms, and (iii) exclusively in cases of loss, the amounts are recognized immediately. In cases where the sale is financed, income will be determined only as from the final maturity of the corresponding financing (Note 10) and subsequently recorded in accordance with the criteria described above.

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Finite-lived intangible assets are generally amortized on a straight-line basis over the estimated period benefited. The client portfolios intangible asset is recorded and amortized over a period in which the asset is expected to contribute directly or indirectly to the future cash flows (between five and ten years). We review our intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case its impairment charge is recognized on income immediately.

Also, we have followed the policies prescribed by SFAS 147, “Acquisitions of Certain Financial Institutions”, which requires that business combinations involving depositary financial institutions within its scope, except for combinations between mutual institutions, be accounted for under SFAS 141.

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

We constantly monitor litigation in progress to evaluate, among other things: (i) its nature and complexity; (ii) the evolution of the proceedings; (iii) the views of our legal advisors; and (iv) our experience with similar proceedings. We also consider in determining whether a loss is probable and in estimating its amount:
a)	The probability of loss from claims or events that have occurred on or before the date of the financial statements, but which come to our attention only after the date of the financial statements, but before the financial statements are issued; and

b)	The need to disclose claims or events occurring after the date of the financial statements but before they are issued.

q) Income taxes

We account for income taxes in accordance with SFAS 109, “Accounting for income taxes.” SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for temporary differences between the amounts included in the financial statements and tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or rates. If we believe that the carrying value of any deferred tax asset is “more likely than not” unrealizable, then we establish a valuation allowance equal to that amount.

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

t) Employee benefits

We are required to make employer contributions to INSS, a Brazilian Government Agency that manages social securities, retirement pension and other benefits. Such contributions, which are expensed as incurred, totaled R$624 in 2004, R$647 in 2005 and R$716 in 2006.

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

u) Earnings per share

Earnings per share are presented based on the two classes of shares issued. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred shareholders are entitled to dividends per share 10% higher than common shareholders (Note 17). Earnings per share are computed based on the distributed dividends or interest on shareholders’ capital and undistributed earnings of Bradesco after giving effect to the 10% preference, as though all earnings will be distributed. Weighted average shares are computed based on the periods for which the shares are outstanding.

In addition, on November 11, 2005, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. On March 12, 2007, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held.

Also, we considered the policies prescribed by EITF Issue 03-6,"Participating Securities and the Two-Class Method under SFAS 128, Earnings per Share." However, the effects of the adoption of EITF Issue 03-6 were not significant.

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Also, as from 2004, we determine the need to record an additional liability for the contract feature when the present value of expected annuitization payment at the expected annuitization date exceeds the expected account balance at the annuitization date, in accordance with SOP 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”). The securities related to these pension investment contracts are classified as “trading securities” and “available for sale securities” in the Consolidated Financial Statements.

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

During the regular course of our insurance activities, we reinsure a portion of the underwritten risk with IRB Brasil Resseguros S.A., a government controlled entity which has a monopoly in Brazil. This monopoly will effectively come to an end in 2007. The reinsurance agreement permits a recovery of a portion of losses from the reinsurer, although it does not discharge our primary liability as direct insurer of the risks reinsured. Reinsurance receivables as of December 31, 2005 and 2006 amounted to R$53 and R$35, respectively, and are included in "Other assets".

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

aa) Credit card fees

Credit card fees, periodically charged to cardholders, net of related issuance costs, are deferred and recognized on a straight-line basis over the period that the fee entitles the cardholder to use the card.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

bb) Special Purpose Financing entities

The Company utilizes certain financial arrangements to meet its funding and liquidity management through SPF entities. These SPF entities are generally funded with long-term debt (Note 14 (d)) and are paid down through the future cash flow of the underlying assets. The underlying assets are essentially current and future flows of (i) payment orders from individuals and corporations outside Brazil to individuals and corporations in Brazil on which we act as the paying bank and (ii) credit card bill receivables from purchases in Brazil from foreign cardholders.

We consolidated these SPF entities based on the policies issued by FASB Interpretation Nº 46 ("FIN 46") "Consolidation of Variable Interest Entities", revised in December 2003 ("FIN 46R").

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

ee) Recent accounting developments

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of the FASB Statements No. 87, 88, 106, and 132(R)” (SFAS No. 158), requires the funded status of pension and other postretirement plans to be recorded on the balance sheet as of December 31, 2006 with a corresponding offset, net of tax effects, recorded in accumulated other comprehensive income (loss) within shareholder’s equity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The effect of adopting SFAS No. 158 is presented in note 26.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

SFAS No. 158 also requires the measurement of the plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position, effective for fiscal years ending after December 15, 2008. We do not expect the adoption of this requirement to have a material impact on our consolidated financial position or results of operations.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108), which is effective for fiscal years ending on or after November 15, 2006. SAB 108 provides guidance on how the effects of prior-year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement. SAB 108 requires public companies to quantify misstatements using both an income statement and balance sheet approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108. The adoption of SAB 108 did not have a material effect on our consolidated financial position or results of operations.

ff) Future accounting pronouncements

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” The Statement defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosure requirements regarding methods used to measure fair value and the effects on earnings. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company’s financial statements issued for the year beginning on January 1, 2008, with earlier adoption permitted. We are currently evaluating the impact of SFAS 157, since we expect to adopt it on January 1, 2008.

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and to provide additional information that will help investors and other users of financial statements to understand more easily the effect on earnings of the company’s choice to use fair value. SFAS 159 is effective as of the first quarter of 2008. We are currently evaluating the impact of the adoption of SFAS 159 which depends on the nature and extent of items elected to be measured at fair value, upon initial application of the standards in 2008.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of the adoption of FIN 48, however the adoption of this accounting pronouncement is not expected to have a significant impact on our financial condition and results of operations.

3 Brazilian Central Bank Compulsory Deposits

a) In common with other Brazilian financial institutions, we are required to maintain deposit funds with the Central Bank or to purchase and hold Brazilian federal government securities, in the form of compulsory deposits which are as follows:

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,

	2005	2006

Non-interest earning (1)	5,269	6,446
Interest-earning (2)	11,177	12,219
Interest-earning (3)	5,240	4,796

Total	21,686	23,461

(1)	Related to demand deposits.
(2)	Mainly related to saving deposits.
(3)	Time deposits deposited with the Central Bank in the form of Brazilian government securities.

b)	The Brazilian government securities related to the compulsory deposits and accounted for under SFAS 115, were as follows:

			Available for sale
	Trading securities		securities

	2005	2006	2005	2006

Amortized cost	3,400	4,795	1,820	-
Gross unrealized gains	7	1	14	-
Gross unrealized losses	-	-	(1) (1)	-

Fair value	3,407	4,796	1,833	-

Average balance	4,353	4,875

(1)	No other than temporary losses have been identified for the gross unrealized loss amount.

The amortized cost and the fair value of the securities, by maturity, were as follows:

	December 31,

	2005		2006

	Amortized	Fair	Amortized	Fair
	cost	Value	cost	Value

Due in one year or less	383	383	4,572	4,572
Due after one year through five years	3,756	3,778	223	224
Due after five years through ten years	1,081	1,079	-	-

Total	5,220	5,240	4,795	4,796

4 Trading Securities

	Fair value

	December 31,		Average balance

	2005	2006	2005	2006

Mutual funds	21,420	28,549	17,801	24,002
Brazilian government securities	17,142	31,150	17,056	15,732
Corporate debt securities	901	1,040	986	896
Brazilian sovereign bonds	521	55	497	77
Bank debt securities	324	1,263	179	384
Foreign government securities	122	94	176	112

Total	40,430	62,151	36,695	41,203

Derivative financial instruments	518	584	1,183	796

Total trading account assets	40,948	62,735	37,878	41,999

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Net unrealized gains included in trading assets at December 31, 2005 and 2006 were R$105 and R$23, respectively.

The net change in the unrealized gains (losses) on trading securities held as of December 31, 2004, 2005 and 2006, included in non-interest income, were R$(319), R$90 and R$82, respectively.

Trading securities presented above include securities pledged as collateral that amounted to R$698 and R$821 at December 31, 2005 and 2006, respectively.

Derivative positions presented above represent the fair values of interest rate, foreign exchange, equity and commodity-related products, including financial forward settlement and option contracts and swap agreements associated with our financial derivative instruments trading activities.

5 Available for Sale Securities, at Fair Value

		Gross	Gross
	Amortized	Unrealized	unrealized	Fair
	cost	gains	losses	Value

December 31, 2005
Brazilian government securities	5,902	277	(33)	6,146
Brazilian sovereign bonds	3,948	365	-	4,313
Corporate debt securities	1,689	65	(10)	1,744
Bank debt securities	296	13	-	309
Marketable equity securities	1,257	980	(39)	2,198

Total	13,092	1,700	(82)	14,710

December 31, 2006
Brazilian government securities	15,644	1,068	-	16,712
Brazilian sovereign bonds	1,312	237	-	1,549
Corporate debt securities	2,048	83	(1)	2,130
Bank debt securities	45	9	-	54
Foreign government securities	9	-	-	9
Marketable equity securities	2,549	1,035	(159)	3,425

Total	21,607	2,432	(160)	23,879

In 2004, 2005 and 2006, we recorded R$41, R$49 and R$64 as other than temporary losses, respectively.

No other than temporary losses have been identified for the remaining gross unrealized losses as of December 31, 2006 and 2005.

At December 31, 2005 and 2006 there were no securities of a single issuer, or group of related companies, the fair value of which exceeded 10% of shareholders' equity.

Realized gains and losses on securities are primarily calculated based on the average cost method. The components of gains and losses realized on available for sale securities were as follows:

	Year ended December 31,

	2004	2005	2006

Gross gains	484	833	1,338
Gross losses	(51)	(86)	(181)

Net gains	433	747	1,157

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The amortized cost and fair value of available for sale securities, by maturity, were as follows:

	December 31,

	2005		2006

	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	352	352	294	323
Due after one year through five years	4,205	4,227	7,619	7,907
Due after five years through ten years	3,209	3,422	10,275	10,531
Due after ten years	4,069	4,511	870	1,693
No stated maturity (marketable equity securities)	1,257	2,198	2,549	3,425

Total	13,092	14,710	21,607	23,879

Available for sale securities presented above include securities pledged as collateral that amounted to R$298 and R$12 at December 31, 2005 and December 31, 2006, respectively.

6 Held to Maturity Securities

The amortized cost and fair value of held to maturity securities were as follows:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	Gains	losses	Value

December 31, 2005
Brazilian government securities	3,137	514	-	3,651
Brazilian sovereign bonds	909	223	-	1,132
Financial institutions bonds	44	1	-	45
Foreign government securities	31	-	-	31

Total	4,121	738	-	4,859

December 31, 2006
Brazilian government securities	2,188	736	-	2,924
Brazilian sovereign bonds	1,040	263	-	1,303
Foreign government securities	37	-	-	37

Total	3,265	999	-	4,264

The amortized cost and market value of held to maturity securities, by maturity, were as follows:

	December 31,

	2005		2006

	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	1,074	1,076	37	37
Due after five years through ten years	913	1,124	966	1,205
Due after ten years	2,134	2,659	2,262	3,022

Total	4,121	4,859	3,265	4,264

At December 31, 2005 and 2006, no securities pledged as collateral were recorded in our portfolio of held to maturity securities.

In addition, held to maturity securities recorded as “Federal funds sold and securities purchased under agreements to resell” in a amount of R$217 at December 31, 2005, with a market value of R$272 comprise mainly Brazilian sovereign bonds (maturities from 5 to 10 years) and Brazilian government securities (maturity due in one year or less).

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

At December 31, 2006, there were no securities recorded as “Federal funds sold and securities purchased under agreements to resell” in our held to maturity securities portfolio.

The following table sets out our securities by denomination:

	December 31,

	2005		2006

	Amortized		Amortized
	cost	Percentage	cost	Percentage

Brazilian currency (reais)	3,137	76%	2,188	67%
Indexed to and denominated in foreign currency	984	24	1,077	33

	4,121	100%	3,265	100%

7 Loans

	December 31,

	2005	2006

Commercial:
Industrial and others	28,690	32,604
Import financing	1,100	1,465
Export financing	10,067	12,934
Leasing	2,491	3,842
Construction	523	519
Individuals:
Overdraft	1,572	1,263
Real estate	832	1,326
Financing (1)	24,565	28,039
Credit card	1,830	2,652
Rural credit	6,369	7,399
Foreign currency loans	1,900	1,546
Public sector	49	62
Non-performing loans	2,701	4,284

Total loans	82,689	97,935

(1)	Consisting primarily of automobile financing and direct consumer financing.

8 Allowance for Loan Losses

	Year ended December 31,

	2004	2005	2006

At beginning of year	3,846	4,063	4,964
Provision for loan losses	1,429	1,823	3,767
Loan charge-offs	(1,824)	(1,603)	(2,816)
Loan recoveries	612	681	637

Net charge-offs	(1,212)	(922)	(2,179)

At end of year	4,063	4,964	6,552

At December 31, 2005 and 2006, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totaled R$665, and R$594, respectively, of which R$342, and R$260, related to loans with a corresponding valuation allowance of R$286, and R$167, respectively. For the year ended December 31, 2006, the average recorded investment in impaired loans was approximately R$594. For 2004, 2005 and 2006, interest income recognized on impaired loans was deemed immaterial. At December 31, 2004, 2005 and 2006, we had non-accrual loans of R$2,206, R$2,701 and R$4,284, respectively.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

9 Equity Investees and Other Investments

	Ownership - %		Year ended December 31,

	December 31, 2006		2004	2005		2006

			Equity in		Equity in		Net		Equity in
			earnings		earnings	Shareholders’	income		earnings
Company	Total	Voting	(losses)	Investment	(losses)	Equity(1)	(losses)(1)	Investmen	(losses)

American BankNote Company
Gráfica e Serviços Ltda.(2)	-	-	7	38	12	-	-	-	2
Áurea Seguros S.A.	27.50	27.50	-	3	-	17	(2)	5	-
BES Investimentos do Brasil S.A.	20.00	20.00	1	19	4	114	25	23	5
Celta Holdings S.A.	36.26	36.26	-	-	-	268	266	97	-
Cia. Brasileira de Meios de
Pagamento – VISANET	39.67	39.67	40	148	162	435	593	173	236
Cia. Brasileira de Soluções e Serviços –
Visavale	34.33	34.33	-	8	3	50	26	17	9
CPM Holding Ltd.	49.00	49.00	(3)	33	(19)	5	(163)	2	(80)
Serasa S.A.	26.41	26.41	21	54	24	229	108	61	29
Others	-	-	-	-	-	-	-	-	23

Total investments accounted for using
the equity method of accounting			66	303	186			378	224
Other investments recorded at cost			-	94	-			149	-

Total			66	397	186			527	224

(1)	Amount derived from the financial statements in accordance with Brazilian GAAP adjusted to U.S. GAAP, when applicable. There are no material restrictions upon the ability of such companies to remit funds to Bradesco. Additionally, there are no significant differences between our investment and our proportionate share of the investee’s equity.
(2)	Investment partially sold in 2006 and subsequently changed to the available for sale securities portfolio.

Dividends, including interest on shareholders’ capital, received from the investments above were as follows:

	Year ended December 31,

	2004	2005	2006

Companhia Brasileira de Meios de Pagamento - Visanet	3	89	211
Serasa S.A.	14	16	22
Others	3	5	3

Total	20	110	236

As of December 31, 2006, the above investments were not regularly traded on any stock exchange.

10 Premises and Equipment, Net

	December 31,

	2005	2006

Furniture and equipment	1,504	1,770
Leased equipment	1,606	1,690
Data processing equipment	1,659	1,581
Buildings	883	822
Development and acquisition costs of software	457	565
Land	471	496
Leasehold improvements	350	453
Vehicles	18	28
Others	8	7
Less: accumulated depreciation and amortization	(4,235)	(4,412)

Total	2,721	3,000

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Depreciation and amortization expense were R$789, R$712 and R$534 for the years ended December 31, 2004, 2005 and 2006, respectively.

We have entered into leasing agreements, principally related to data processing equipment, which are accounted for as capital leases. Under this accounting method both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy of owned assets.

In 2002 and 2003, certain bank branches were sold through public auctions as part of a disposal program. These comprised cash transactions or installment sales financed by the Bank. There were no sales of bank branches through public auctions in 2005 and 2006.

At the same time, these branches were leased to us for the purpose of continuing our business operations and were accounted for mostly as operating leases. Only the financed sales were maintained as fixed assets, reflecting the possibility of repossession in the event of default by the purchaser.

Future liabilities for the payment of leases related to financings for the following five years are as follows:

For the year ending December 31,	Lease expense

2007	6
2008	6
2009	6
2010	6
2011	6

Total	30

11 Goodwill and Other Intangible Assets

(a) Goodwill

The changes in the carrying amount of goodwill as a result of our acquisitions (Note 1 (b)) for the years ended December 31, 2005 and 2006 are as follows:

Banking
Segment

Balance as of December 31, 2004	262
Morada acquisition	50
Leader acquisition	20

Balance as of December 31, 2005	332
Amex acquisition	335

Balance as of December 31, 2006	667

The banking segment, in which we allocated the Zogbi, Morada, Leader and Amex acquisitions, is tested annually for impairment of goodwill. We did not identify the need of recording impairment losses in 2005 and 2006.

(b) Other intangible assets

The net carrying amount of finite-lived intangible assets related to existing client deposit and relationship portfolios and subject to amortization was R$1,294 and R$1,623 at December 31, 2005 and 2006, respectively.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The changes in the net carrying amount of finite-lived intangible assets for the year ended December 31, 2005 and December 31, 2006 are as follows:

	Segments

		Insurance, pension
		plans and certificated
	Banking	savings plans	Total

Balance as of January 1, 2005	1,552	16	1,568
Acquired during the year	28	-	28
Amortized during the year	(298)	(4)	(302)

Balance as of December 31, 2005	1,282	12	1,294
Acquired during the year	672	-	672
Amortized during the year	(338)	(5)	(343)

Balance as of December 31, 2006	1,616	7	1,623

The finite-lived intangible assets subject to amortization acquired during 2005 and 2006 are as follows (Note 1 (b)):

	Segment

	Banking

	2005	2006

Morada	28	-
BEC	-	398
Amex	-	274

Total	28	672

The following table presents the gross carrying value and accumulated amortization for finite-lived intangible assets subject to amortization:

	December 31, 2005		December 31, 2006

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Value	Amortization	Value	Amortization

Client deposit and relationship portfolios	2,609	1,315	3,281	1,658

The aggregate amortization expense was R$278, R$302 and R$343 for 2004, 2005 and 2006, respectively.

Estimated amortization expense for the next five years is as follows:

Amortization
For the year ended December 31,	Expense

2007	327
2008	274
2009	251
2010	238
2011	194

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

12 Other Assets

(a) Breakdown of other assets

	December 31,

	2005	2006

Deferred tax assets, net (Note 16)	3,673	4,759
Credit card operations	2,847	5,215
Restricted escrow deposits for taxation and labor matters	2,275	3,542
Taxes available for offset	1,619	1,395
Insurance premiums receivable	1,148	1,328
Securitization of credit card bill receivables (Note 14 (d))	485	372
Prepaid expenses(1)	357	608
Commission on the placement of financing(2)	622	789
National property system	399	405
Deferred policy acquisition costs(3)	258	565
Foreclosed assets, net	166	161
Postal Service prepayment	121	101
Other	1,139	1,176

Total	15,109	20,416

(1)	Prepaid expenses amounts comprise R$ 139 and R$ 439 at December 31, 2005 and 2006, respectively, related to amounts paid in order to acquire exclusive rights for rendering banking services (Note 12(b)).
(2)	Commissions paid to storekeepers and car dealers.
(3)	Commissions paid to insurance brokers on trade of insurance products, private pension plans and certificated savings plans.

(b) Prepaid expenses – acquisition of exclusive rights for rendering banking services

	December 31,

	2005	2006

Initial balance	83	139
Acquired during the year.	87	367
Amortization for the year (1)	(31)	(67)

Final balance	139	439

(1)	Amortization expenses recorded as “other non-interest expenses” on a straight line basis over the period between five and ten years.

13 Short-term Borrowings

	December 31,

	2005	2006

Import and export financings	4,405	4,440
Commercial paper	2,661	1,225
Other	-	44

Total	7,066	5,709

Import and export financings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency.

At December 31, 2006 interest rates applicable to short-term borrowings were between 4.87% and 5.83% per annum (2005 – 4.84% and 4.94%) for import and export financings, and 5.06% and 7.11% per annum (2005 – 3.11% and 7.30%) for commercial paper. Average borrowing rates in 2005 and 2006 were 4.97% and 5.53% per annum, respectively.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

14 Long-term Debt

	December 31,

	2005	2006

Local onlendings	9,429	11,642
Subordinated notes	6,719	11,949
Non-convertible debentures	2,625	2,603
Debt issued under securitization of payment orders and credit card bill
receivables (Note 14 (d))	1,776	1,344
Euronotes	1,503	1,235
Mortgage notes	827	841
Obligations under capital leases	368	430
Others	69	78

Total	23,316	30,122

(a) Local onlendings

Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities that invest primarily in premises and equipment. Such amounts are due in monthly installments through 2025 and bear fixed interest between 3% and 18% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (Federal Government long-term interest rate determined on a quarterly basis, or "TJLP") and Taxa Referencial de Juros (reference interest rate, or “TR”) respectively. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Equipment Finance Authority) in the form of credit lines.

(b) Subordinated notes

				December 31,

	Original term
Maturity/Date	years	Currency	Interest %	2005	2006

2008	7	R$	100% CDI(1) + 0.75%	627	619
2011	5	R$	102.5% CDI(1) – 104% CDI(1)	-	4,995
2011	10	US$	10.25%	349	319
2012	10	R$	100% CDI(1) + 0.75%	2,909	3,360
			100% CDI(1) + 0.87%
			100% CDI(1) – 102.5% CDI(1)
2012	10	Yen	4.05	318	291
2013	10	US$	8.75	1,182	1,080
2014	10	US$	8.00	627	639
No stated maturity(2)		US$	8.87	707	646

Total				6,719	11,949

(1)	Brazilian benchmark interest rate.
(2)	On June 3, 2005, perpetual subordinated debt was issued in the amount of US$ 300,000 thousand, with an option for exclusive redemption by us for the full amount and upon prior authorization by BACEN provided that: (i) after a period of 5 years counted from the date of issuance and subsequently on each date on which interest is due; or (ii) at any time if there is a change in Brazilian or foreign tax legislation which could bring about an increase in costs for us and when we have been notified in writing, by BACEN, that the securities may no longer be considered for capital adequacy calculation purposes. Interest is paid quarterly as from September 3, 2005. We classify our perpetual bonds as a liability, since in the case of non-payment of interest, based solely on a management decision not to pay, it would result in the bond holder right to request liquidation of the bank.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(c) Non-convertible debentures

				December 31,

	Original term
Maturity/Date	years	Currency	Interest %	2005	2006

2011	6	R$	102% - CDI	2,625	2,603

Total				2,625	2,603

(d) Debt issued under securitization of payment orders and credit card bill receivables

As from 2003, we securitize current and future flows of (i) payment orders from individuals and corporations outside Brazil to individuals and corporations in Brazil on which we act as the paying bank and (ii) credit card bill receivables from purchases in Brazil by foreign cardholders.

The long-term debt issued by the SPF entities and sold to investors is expected to be repaid through the future flows of funds provided by both payment orders and credit card bills. We are obligated to redeem the debt if certain specified events of defaults or of early termination occur.

Proceeds from sale of current and future flows of payment orders and credit cards bills received by the SPF entities are required to be maintained in a specified bank account until a certain minimum level is achieved. The amount subject to restricted withdrawal in the amount of R$1 (2005 – R$58) is considered as "Restricted Cash" and presented as “Cash and due from banks” in our consolidated balance sheet as of December 31, 2006.

The following table summarizes the main characteristics of debts issued by the SPF entities:

				December 31,

Asset securitized	Maturity/date	Currency	Rate - %	2005	2006

Payment orders	2010	US$	6.75	483	331
Payment orders(1)	2012	US$	4.69	235	206
Credit card bills(2)	2011	US$	5.69	1,058	807

Total				1,776	1,344

(1)	If the SPF entity fails to make a timely payment of accrued interest and/or principal, the investors have the benefit of a financial guaranty insurance policy provided by an unrelated insurance company.
(2)	44.618488% of the securities issued will be repaid through the future flows of credit card bills provided by the secondary beneficiary designated bank (Banco do Brasil S.A.). Therefore, since the SPF entity was consolidated in our financial statements, we have recorded R$372 as securitization of credit card bill receivables in “Other assets” as of December 31, 2006 (2005 – R$ 485).

(e) Euronotes

		Range of annual	December 31,

Maturity/date	Currency	Coupons rates - %	2005	2006

2006	US$	4.12 - 12.29	302	-
2007	US$/R$	4.26 – 17.50	473	1,006
2008	US$	4.38	-	206
2010	US$/R$	14.80	-	14
After 2010	US$	5.39 – 5.77	728	9

Total			1,503	1,235

(f) Mortgage notes

Mortgage notes are generally issued with maturities up to one year and bear interest rates of TR plus interest between 11.0% and 14.5% p.a.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(g) Long-term debt maturity

	December 31,

	2005	2006

Due within one year	4,672	6,660
From 1 to 2 years	3,200	5,211
From 2 to 3 years	3,462	2,091
From 3 to 4 years	1,223	1,319
From 4 to 5 years	874	5,920
Over 5 years	9,178	8,275
No stated maturity	707	646

Total	23,316	30,122

15 Other Liabilities

(a) Breakdown of other liabilities

	December 31,

	2005	2006

Pension plan investment contracts	25,457	31,846
Insurance claims and pension plans reserves	10,695	11,889
Litigation (Note 23 (b))	4,860	7,125
Credit card operations	2,162	4,482
Certificated savings plans	2,139	2,307
Unpaid claims and claim adjustment reserves	2,383	2,821
Payment orders to be settled	1,643	2,039
Interest on shareholders’ capital payable	1,251	187
Taxes on income	424	1,031
Labor related liabilities	801	900
Foreign exchange portfolio, net	746	428
Taxes other than on income	342	275
Derivative liability	211	435
Collection of third-party taxes, social contributions and other	172	196
Others	4,326	4,122

Total	57,612	70,083

(b) Changes in unpaid claims and claim adjustment reserves

	December 31,

	2004	2005	2006

Balance at the beginning of the year	1,251	1,838	2,383
( - ) Reinsurance recoverables(1)	(35)	(62)	(53)

Net balance at January 1	1,216	1,776	2,330

Incurred related to:
current year	5,009	5,705	5,963
prior years	244	279	396

Total incurred	5,253	5,984	6,359

Payments related to:
current year	4,509	5,004	5,442
prior years	184	426	461

Total payments	4,693	5,430	5,903

Net balance at December 31	1,776	2,330	2,786

( + ) Reinsurance recoverables(1)	62	53	35

Balance at the end of the year	1,838	2,383	2,821

(1)	Reinsurance recoverables are recorded as “Insurance premiums receivable” in “Other assets”.

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

The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,

	2004	2005	2006

Income before income tax and social contribution	3,940	8,752	8,750
Adjusted for: equity in earnings of unconsolidated companies	(66)	(186)	(224)

Adjusted tax basis	3,874	8,566	8,526

Tax expense at statutory rates	(1,317)	(2,912)	(2,899)
Non deductible expenses/(non-taxable income)	(79)	29	(35)
Tax benefit on interest attributed to shareholders’ capital paid	449	522	523
Non-taxable/(non-deductible) exchange gains (losses) on foreign assets	55	(165)	(171)
Reversal of prior year allowance for non-realization of deferred tax assets	64	17	116
Deferred tax assets acquired from purchase of a non operating entity	189	-	53
Others	38	78	140

Income tax expense	(601)	(2,431)	(2,273)

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	December 31,

	2005	2006

Provisions not currently deductible, mainly allowance for loan losses	3,876	5,924
Tax loss carryforwards	547	618
Other temporary differences	156	215

Total gross deferred tax assets	4,579	6,757

Allowance for non-realization	(169)	(98)

Total deferred tax assets	4,410	6,659

Effect of differences between indices used for prior-period price-level restatement purposes
for tax and U.S. GAAP purposes, mainly relating to premises and equipment	46	45
Temporary non-taxable gains, mainly relating to leasing and derivative financial instruments	600	1,277
Other temporary differences	91	578

Total deferred tax liabilities	737	1,900

Net deferred tax asset, included in other assets (Note 12)	3,673	4,759

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

17 Shareholders' Equity

(a) Capital and shareholders' rights

(i) Capital

On November 11, 2005, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. On March 12, 2007, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held.

At December 31, 2006, Bradesco's outstanding capital, adjusted by the stock split approved on March 12, 2007, consists of 1,000,142,912 voting common shares and 1,001,622,936 non-voting preferred shares with no par value. Preferred shares carry no voting rights but have priority over common shareholders in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a minimum dividend per-share 10% greater than that distributed per-share to common shareholders. All shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves. None of our outstanding obligations are exchangeable or convertible into equity securities and as a result, diluted earnings per share do not differ from net income per share.

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

(b) Appropriated retained earnings

Statutory reserve

Under the Corporate Law, Bradesco and its Brazilian subsidiaries are required to appropriate 5% of their annual statutory earnings, after absorbing accumulated losses, to a legal reserve, which is restricted as to distribution. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

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

(e) Comprehensive Income

	Year ended December 31,

	2004	2005	2006

Net income reported in statement of income	3,327	6,310	6,462

Unrealized holding gains arising during the period:
Unrealized gains on available for sale securities	451	322	2,267
Less reclassification adjustment for (gains) losses on available for sale
securities included in net income	(433)	(747)	(1,157)
Other comprehensive income before tax	18	(425)	1,110
Income tax related to items of other comprehensive income (loss)	(6)	144	(377)

Other comprehensive income (loss), net of tax	12	(281)	733

Comprehensive income	3,339	6,029	7,195

Accumulated other comprehensive income is as follows:

	Year ended December 31,

	2004	2005	2006

Balance at the beginning of the year	681	693	412
Current period change:
Unrealized gains (losses) on available for sale securities, net of taxes	12	(281)	733
Adjustment upon adoption of SFAS 158, net of taxes	-	-	15

Balance at the end of the year	693	412	1,160

18 Fee and Commission Income

	Years ended December 31,

	2004	2005	2006

Fees charged on checking account services	1,225	1,563	1,879
Asset management fees	879	1,070	1,245
Collection fees	630	718	751
Credit card fees	452	562	929
Interbank fees	261	271	290
Fees for receipt of taxes	189	190	237
Financial guarantees provided on loans	118	125	374
Consortium management	87	149	202
Other(1)	469	489	703

Total	4,310	5,137	6,610

(1) None of the items included in “other” is significant on an individual basis.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

19 Administrative Expenses

	Years ended December 31,

	2004	2005	2006

Third-party services	863	1,049	1,343
Financial system services	585	624	634
Communication	578	644	738
Transport	382	409	523
Rents	290	319	343
Advertising and publicity	286	342	443
Maintenance and repairs	266	291	312
Data processing	238	240	329
Office supplies	151	171	165
Water, electricity and gas	128	141	158
Other	290	217	235

Total	4,057	4,447	5,223

20 Other Non-Interest Income and Expenses

	Years ended December 31,

	2004	2005	2006

Other non-interest income:
Recovery of expenses	74	77	122
Rental income	20	22	21
Other(2)	736	483	635

Total non-interest income	830	582	778

	Years ended December 31,

	2004	2005	2006

Other non-interest expense:
Taxes on services, income and other taxes	1,354	1,753	2,042
Commission on placement of auto sales financing	228	397	535
Litigation(1)	216	344	324
Monetary variation and exchange loss, net	240	562	608
Branch network losses	202	291	265
Loss (gain) on sale of foreclosed assets, unconsolidated
investments and premises and equipment, net	52	9	(27)
Credit card bonus	52	50	67
Asset management expenses	37	44	38
Postal service expenses	25	20	20
Other(2)	517	732	1,479

Total non-interest expenses	2,923	4,202	5,351

(1)	Includes only those items not recognized specifically in personnel or tax expenses, registered in specific accounts.
(2)	None of the items included in “other” is significant on an individual basis.

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

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheet for cash, due from banks and short-term investments approximate their fair values. Short-term investments include: interest-earning deposits in other banks and federal funds sold and securities purchased under resale agreements, all of which generally have original maturities of 3 months or less and present insignificant risk of changes in value because of interest rate changes.

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The following table presents the carrying amounts and estimated fair values for loans, excluding leases:

	December 31,

	2005		2006

	Carrying	Fair	Carrying	Fair
	amount	value	amount	Value

Commercial:
Industrial and others	28,690	29,146	32,604	33,014
Import financing	1,100	1,100	1,465	1,465
Export financing	10,067	10,067	12,934	12,934
Real estate construction	523	523	519	519
Individuals:
Overdraft	1,572	1,572	1,263	1,263
Real estate	832	832	1,326	1,327
Financing (1)	24,565	24,382	28,039	27,934
Credit card	1,830	1,830	2,652	2,652
Rural credit	6,369	6,371	7,399	7,394
Foreign currency loans	1,900	1,888	1,546	1,542
Public sector	49	49	62	62
Non-performing loans	2,701	726	4,284	1,033

Total loans excluding leases	80,198	78,486	94,093	91,139

(1)	Consists primarily of automobile financing and direct consumer financing.

Deposits

The fair value of fixed-rate deposits with stated maturities was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

The following table presents the carrying amounts and estimated fair values for deposits:

	December 31,

	2005		2006

	Carrying	Fair	Carrying	Fair
	amount	value	amount	Value

Deposits from customers:
Demand deposits	16,223	16,223	21,081	21,081
Savings accounts	26,201	26,201	27,613	27,613
Time deposits	32,837	32,817	34,941	34,922
Deposits from financial institutions	146	146	290	290

Total deposits	75,407	75,387	83,925	83,906

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

The following table presents the carrying amounts and estimated fair values for long-term debt:

	December 31,

	2005		2006

	Carrying	Fair	Carrying	Fair
	amount	value	amount	Value

Local onlendings	9,429	9,366	11,642	11,605
Subordinated notes	6,719	7,344	11,949	12,562
Non-convertible debentures	2,625	2,625	2,603	2,603
Debt issued under securitization of payment
orders and credit card bill receivables	1,776	1,776	1,344	1,344
Euronotes	1,503	1,475	1,235	1,249
Mortgage notes	827	827	841	841
Obligations under capital lease	368	368	430	430
Other	69	71	78	78

Total	23,316	23,852	30,122	30,712

Off-balance sheet financial instruments

The fair value of commitments to extend credit is estimated based on the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present credit quality to the counterparties. The fair values of standby and commercial letters of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties. The fair value of derivatives is included with trading assets. Note 22(b) for the notional value and estimated fair value of our off-balance sheet derivative financial instruments.

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

Additionally, a daily “Gap Analysis” is undertaken, which measures the effect on the portfolio of changes in the internal interest rate curve and foreign exchange coupon curve (difference in interest paid over and above the foreign exchange variation). In addition to the monitoring, control and management of market risks, in compliance with Central Bank Regulations, the value at risk of fixed rate and foreign exchange positions of the Company’s total portfolio, as well as the resulting capital requirement, is verified daily. Our analysis covers all financial assets and liabilities held in treasury, including our derivative instruments.

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

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(b) Derivatives

We enter into financial derivative instruments contracts with various counterparties to manage our overall exposures as well as to assist customers in managing their exposures. Such derivatives are summarized as follows:

	Notional amounts

	December 31,

	2005	2006

Interest rates futures contracts:
Purchases	1,920	765
Sales	19,128	37,457
Foreign currency futures contracts:
Purchases	5,560	3,959
Sales	12,217	14,439
Interest rates – others:
Sales	-	54
Foreign currency option contracts:
Purchases	199	540
Sales	220	472
Forward contracts on interest rates:
Purchases	107	-
Forward contracts - others:
Sales	-	369
Foreign currency forward contracts:
Purchases	781	1,243
Sales	501	475
Swap contracts:
Asset Position:
Interest rate swaps	10,703	9,237
Currency swaps	5,216	4,070
Liability Position:
Interest rate swaps	2,211	2,408
Currency swaps	13,369	10,775

Interest rate, currency and cross-currency interest rate swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions due to changes in interest rates and the exchange rate of currencies. The total credit exposure associated with interest rate and currency swaps was R$303 and R$359 at December 31, 2005 and 2006, respectively.

Interest rate and currency futures and interest rate forwards are contracts for the delayed delivery of an instrument at a specified price or yield. The notional amounts represent the face value of the underlying instrument for which daily cash settlements of the price changes are made. The credit risk associated with futures contracts is minimized due to daily cash settlements. Futures contracts are also subject to the risk of changes in interest rates or the value of the underlying instruments. The total credit exposure associated with interest rate forwards was R$107 at December 31, 2005.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(c) Off-balance sheet credit instruments

As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts

	December 31,

	2005	2006

Commitments to extend credit, including credit cards	31,705	38,482
Financial guarantees	9,630	14,791
Other letters of credit	137	242

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

(d) Financial guarantees

The following is a summary of the carrying values for the financial guarantees and other letters of credit, mentioned before:

	December 31,

	2005		2006

	Maximum		Maximum
	payout/	Carrying	payout/	Carrying
	Notional	value	Notional	value

Financial guarantees	9,630	2	14,791	6
Other letters of credit	137	1	242	1

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

23 Commitments and Contingencies

(a) Assets under management

We manage a number of assets and customer portfolios that are available to institutional investors and the general public. These assets are not included in our consolidated balance sheet. Fees are generally charged monthly, representing approximately 0.89% (2005 – 0.97%) per annum of the market value of the assets under management. The total assets under management, at December 31, 2005 and 2006 were R$112,643 and R$139,905, respectively, in investment fund portfolios and R$8,539 and R$7,203, respectively, in customer portfolios.

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

The remaining litigation matters, considered as possible under our judgment based on information available, are related to tax assessments in the amount of R$103 as of December 31, 2006 (R$56 in 2005), which we believe are inconsistent with existing law and, therefore, are not recognized in our consolidated financial statements. Resolution of these issues is not expected to have a significant impact on our financial position or results of operations.

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

We also face a number of civil matters, which primarily consist of claims for pecuniary damages, such as (i) to collect on unpaid financial instruments, (ii) in relation to returned checks and (iii) in reporting adverse claims arising from credit information to credit reporting agencies. None of these claims is individually significant.

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

The changes in the provision during the periods were as follows:

	Year ended December 31,

Tax litigation	2004	2005	2006

At beginning of year	2,791	3,003	3,540
Business combinations	44	-	275
Indexation charges	149	224	509
Provisions	166	434	815
Reversal	(96)	(49)	(51)
Payments	(51)	(72)	(42)

At end of the year	3,003	3,540	5,046

	Year ended December 31,

Labor litigation	2004	2005	2006

At beginning of year	816	835	814
Business combinations	85	-	190
Provisions	319	406	726
Reversal	(7)	(51)	(50)
Payments	(378)	(376)	(421)

At end of the year	835	814	1,259

	Year ended December 31,

Civil litigation	2004	2005	2006

At beginning of year	333	460	506
Business combinations	59	-	153
Provisions	145	179	427
Reversal	(6)	(14)	(61)
Payments	(71)	(119)	(205)

At end of the year	460	506	820

Total provision	4,298	4,860	7,125

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

The following table sets forth our required capital ratios (in percentages) based on the Brazilian GAAP financial statements.

	December 31,

	2004	2005	2006

In accordance with the Basel Accord applicable to Brazil
Tier I Capital	11.72%	11.50%	11.58%
Tier II Capital	4.36	3.73	4.90

Total Capital	16.08	15.23	16.48

Minimum required by Brazilian Central Bank	11.00%	11.00%	11.00%

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31, 2006

	Banking	Insurance,	Other	U.S. GAAP
		pension plan	operations,
		and	adjustments,
		certificated	reclassifications
		savings plans	and eliminations	Consolidated

Interest income	28,075	6,476	24	34,575
Interest expense	(13,039)	-	170	(12,869)

Net interest income	15,036	6,476	194	21,706

Provision for loan losses	(3,770)	-	3	(3,767)
Insurance premiums	-	11,212	(3,091)	8,121
Pension plan income	-	2,650	(1,859)	791
Certificated saving plans	-	1,418	(1,418)	-
Equity in earnings (losses) of unconsolidated companies	296	106	(178)	224
Other income	9,474	1,258	216	10,948
Salaries and benefits	(5,543)	(504)	(40)	(6,087)
Administrative expenses	(4,962)	(498)	237	(5,223)
Insurance claims	-	(7,347)	1,223	(6,124)
Changes in provisions related to insurance, pension plan,
certificated savings plans and pension investment contracts	-	(7,904)	3,705	(4,199)
Pension plan operating expenses	-	(2,164)	1,604	(560)
Insurance and pension plan selling expenses	-	(1,140)	288	(852)
Other expense	(5,296)	(651)	(281)	(6,228)

Income before income taxes and minority interest	5,235	2,912	603	8,750

Identifiable assets	206,349	61,021	(8,099)	259,271

Adjustments to U.S. GAAP relate principally to:

  Interest expense: capital lease accounting;

  Equity in earnings (losses) of unconsolidated companies : elimination of equity accounting for investments in which we hold less than 20% of the voting capital;

  Other incomes: adjustments for gain/loss on sale of available for sale securities;

  Amortization on the Postal Service and other transaction expenses;

  Salaries and benefits: defined benefits pension plan accounting;

  Revenue recognition on sales of branches subject to rental contracts; and

  Other expenses: fair value, goodwill and negative goodwill adjustment related to acquisitions.

Our operations are primarily carried out in Brazil. Additionally, on December 31, 2006 we had a branch in New York, one branch in Grand Cayman and one in Nassau, Bahamas, mainly to complement our banking and advisory services relating to import and export activities with Brazilian customers. Furthermore, we also have the following foreign subsidiaries: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Luxemburgo (Luxembourg), Bradesco Securities, Inc. (New York), Bradesco Services Co., Ltd. (Tokyo) and Cidade Capital Markets Ltd. (Grand Cayman).

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

26 Pension Plans

We sponsor defined-benefit pension plans, which supplement benefits that the Brazilian government social security system provides to employees of Bradesco and its Brazilian subsidiaries. The pension plans were established solely for the benefit of eligible employees and directors, and their assets are held independently of Bradesco. During 2001, participants of the defined benefit plan for Bradesco employees joined a new defined contribution plan (PGBL). Our plan for the year ended December 31, 2004 and 2006 includes BEM and BEC defined benefit pension plans as a result of their acquisitions on February 10, 2004 and January 3, 2006, respectively. Our contributions to the PGBL plan in 2006 totaled R$ 316 (2005 - R$250).

Our policy is to fund the pension plans through contributions based on payroll, adjusted periodically pursuant to recommendations of the Fund’s external actuary. At December 31, 2006 our contribution represents 5.2% (2005 – 4.8% and 2004 – 4.4%) of payroll, and employees and directors contribute amounts of at least 4% (2005 – 4% and 2004 – 4%) of their salaries.

The pension plan’s assets are mainly invested in government and private securities, marketable equity securities and properties.

Employees and directors who withdraw from the pension plans for any reason receive the minimum benefit based on past contributions in a single lump sum installment.

We use October 31 of each year as the annual measurement date for the BEC, BEM and Banco Alvorada plans.

As discussed in Note 2(ee), in September 2006 the FASB issued SFAS Nº 158. This statement requires an employer on a prospective basis to recognize the overfunded or underfunded status of its defined benefit pension and postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. We adopted this requirement, along with the required disclosures, on December 31, 2006. The effects of the adoption as well as the related disclosure requirements are presented below:

The adjustments for SFAS 158 affected our consolidated balance sheet as follow:

Alvorada, BEM and BEC plans

Year ended
2006

Before application of SFAS 158
Prepaid pension cost	55
Accrued pension liability	(65)

Adjustments
Prepaid pension cost	14
Accrued pension liability	8
Deferred tax liability	(7)
Accumulated other comprehensive income	15

After aplication of SFAS 158
Prepaid pension cost	69
Accrued pension liability	(57)
Deferred tax liability	(7)
Accumulated other comprehensive income	15

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Based upon the report of the pension plan’s external actuary, changes in the benefit obligation and plan assets and the amounts recognized in the consolidated financial statements are as follows:

		Alvorada, BEM and BEC Plans

			Year ended

		2004	2005	2006

(i)	Projected benefit obligation:
	At beginning of year	281	442	454
	Business acquisition	133	-	240
	Service cost	2	1	1
	Benefits paid	(24)	(36)	(38)
	Interest cost	30	48	49
	Plan changes	-	-	2
	Actuarial loss (gain)	20	(1)	4

	At end of year	442	454	712

(ii)	Plan assets at market value:
	At beginning of year	315	448	486
	Business acquisition	114	-	194
	Contributions received:
	Employer	1	1	2
	Employees	1	1	1
	Return on plan assets	41	72	79
	Benefits paid	(24)	(36)	(38)

	At end of year	448	486	724

(iii)	Funded status:
	Excess of plan assets over projected
	benefit obligation acquired	(6)	(32)	(12)
	Unrecognized net gain (loss)	(26)	(1)	-

	Amounts recognized in the
	balance sheet, net	(32)	(33)	(12)

Net pension (benefit) cost includes the following components:

	Alvorada, BEM and BEC Plans

		Year ended

	2004	2005	2006

Projected benefit obligation:
Service cost	2	1	5
Interest cost	30	48	70
Amortization of prior service cost	-	-	1
Expected return on assets	(34)	(51)	(72)
Expected participant contribution	-	-	(2)

Net periodic pension cost (benefit)	(2)	(2)	2

Prepaid pension costs and accrued pension liabilities are included in “Other assets” and “Other liabilities” respectively, in our Consolidated Statements of Financial Position.

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The amounts recognized in our balance sheets are as follows:

	2006	2005

Assets
Prepaid pension cost	69	55
Liabilities
Accrued pension liability	57	19
Net asset recognized, end of year	12	36

The amount recognized in accumulated other comprehensive income, which totaled R$ 15 at December 31, 2006 as a result of the implementation of SFAS 158, relates to actuarial gains.

The amount in accumulated other comprehensive income expected to be recognized as a component of a net periodic cost in 2007 total R$1 and refers to amortization of prior services cost.

Assumptions used to determine our benefit obligation and net periodic benefit cost at and for the years ended October 31 were (1):

	Alvorada Plan		BEM Plan		BEC Plan

	2005	2006	2005	2006	2006

Assumed discount rate	11.3%	10.2%	11.3%	10.2%	10.2%
Expected long-term rate of return on assets	11.3	10.2	11.3	10.2	10.2
Rate of increase in compensation levels	8.2%	7.1%	8.2%	7.1%	7.1%
________________
(1)	Including a 4.0% p.a. inflation rate and an actual discount rate of 6.0% p.a..

The rationale behind the used long-term rate of return on plan assets is the following:

  Based on the asset managers mid to long-term expectations.

  Private and Brazilian Government bonds, which are a very significant segment of the invested portfolio of Alvorada, BEM and BEC, earn interest above inflation plus interest of 8% p.a. and maturities from short to long- term.

  The asset mix of Alvorada Plan is of more than 80% and 71% in government bonds at October 31, 2005 and 2006, respectively, and more than 68% and 80% in government bonds in the case of the BEM Plan at October 31, 2005 and 2006, respectively and more than 76% in government bonds in the case of BEC plan at October 31, 2006 and the remainder assets in stocks for all the plans.

Our pension plan weighted-average asset allocations at October 31, 2005 and 2006, by asset category are as follows:

	Alvorada Plan Assets at October 31,		BEM Plan Assets at October 31,		BEC Plan Assets at October 31,

	2005	2006	2005	2006	2006

Asset category
Equity securities	0.6%	0.6%	1.3%	1.6%	6.3%
Debt securities	94.6	94.0	96.1	95.5	84.7
Real estate	3.5	3.9	0.6	0.8	5.4
Other	1.3	1.5	2.0	2.1	3.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

The benefit payments, which reflect expected future services projected, to be made by us are:

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Pension Plan
For the year ended December 31,	Benefits

2007	54
2008	48
2009	47
2010	47
2011	46
2012 - 2016	222

Total	464

The contributions related to the private pension plans of Alvorada, BEM and BEC, to be made by us in 2006, are estimated at R$0.5, R$1.5 and R$2.9, respectively.

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

We regularly contributed to Fundação Bradesco to help fund its educational and social welfare projects throughout Brazil until 2004. Such contributions totaled R$71 in 2004.

We have made no loans to our officers or directors, since this practice is prohibited for all Brazilian banks by the Central Bank.

Transactions with primary shareholders and direct and indirect affiliates (mainly represented by CPM Holding Ltd, Cia. Brasileira de Meios de Pagamento –Visanet, Serasa S.A. and Celta Holdings S.A.), are conducted in similar conditions to those used when making transactions with third-parties, which are effective as of the date of the operations as follows.

		December 31,

	2004	2005	2006

ASSETS
Dividends receivable	6	43	8
Other assets	363	99	213

LIABILITIES
Demand deposits	6	5	47
Time deposits	2	4	261
Debêntures	152	380	444
Interest on shareholders’ capital and dividends	269	268	23
Subordinated notes	203	269	460
Other liabilities	7	195	23

INCOME AND EXPENSES
Income on securities	4	27	22
Other income	11	29	30
Interest on long-term debt	35	83	108
Other expenses	108	104	332

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

28 Subsequent Events

In January 2007, we entered into an agreement with the controlling shareholders of Banco BMC S.A. (“BMC”), for the acquisition of BMC and its subsidiaries BMC Asset Management Ltda. - Distribuidora de Títulos e Valores Mobiliários, BMC Previdência Privada S.A. and Credicerto Promotora de Vendas Ltda.The operation comprises the transfer of 100% of the shares representing BMC’s capital stock to us. The payment will be made upon the delivery, to BMC’s shareholders, of shares issued by us corresponding to approximately 0.94% of our capital stock, which will be increased by R$800. On December 31, 2006, BMC had total assets in the amount of R$2,394 and shareholder’s equity of R$285. This transaction is still pending approval by the Central Bank.

On March 12, 2007, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held.

* * *