Form 20-F
period 2008-12-31
BANK BRADESCO
filed 2009-06-30
CIK 1160330

As filed with the Securities and Exchange Commission on June 30, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

Commission File Number: 1-15250

Banco Bradesco S.A.
(Exact name of Registrant as specified in its charter)

Bank Bradesco
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Cidade de Deus S/N – Vila Yara
06029-900 – Osasco – SP
Brazil
(Address of principal executive offices)

Domingos Figueiredo de Abreu
(55 11 3684-4011) –
Cidade de Deus S/N – Vila Yara
06029-900 – Osasco – SP
Brazil
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, or ADSs (evidenced by American	New York Stock Exchange
Depositary Receipts, or ADRs), each representing 1 Preferred Share
Preferred Shares	New York Stock Exchange *
_________________
(*)	Not for trading, but only in connection with the registration of ADSs pursuant to requirements of the New York Stock Exchange.

     Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each class of stock of Bradesco as of December 31, 2008:

1,534,805,958	Common Shares, without par value
1,534,900,221	Preferred Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	No

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	No	N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued	Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes	No

FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or “Exchange Act.” These statements are based on current expectations, estimates and projections about future events and financial trends that affect or may affect our business.

     Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are used to identify forward-looking statements.

     These statements are not guarantees of future performance, and are subject to certain risks, uncertainties and assumptions that are difficult to predict and that may be beyond our control. Our actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of factors, including, but not limited to, the following:

  global economic conditions;

  general economic, political and business in Brazil;

  inflation, depreciation of the real and interest rate fluctuations in Brazil;

  credit, market and other risks related to financing activities;

  availability of funds and related funding costs;

  competition in the Brazilian banking market, particularly in the segments we operate;

  an increase in defaults by our clients, as well as an increase in our allowance for loan losses;

  our level of capitalization;

  our ability to maintain and improve our operating performance;

  the market value of Brazilian securities, particularly Brazilian government securities;

  changes in laws, regulations, taxation and governmental policies that relate to our activities;

  administrative and judicial proceedings involving us;

  the potential risk factors discussed below under “Risk Factors.”

 All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this annual report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

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

     References herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. References herein to “U.S. dollars” or “US$” are to United States dollars, the official currency of the United States.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Item 18 of this annual report includes our audited consolidated financial statements as of and for the years ended December 31, 2006, 2007 and 2008, including the notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”

     For your convenience, certain amounts have been converted from reais to U.S. dollars. Unless otherwise indicated, these conversions have been calculated using the U.S. dollar selling rate at closing published by the Central Bank of Brazil, which we call the “Central Bank,” at June 12, 2009 of R$1.9301 per US$1.00. Therefore, you should not read these exchange rate conversions as representations that any such amounts have been, could have been or could be converted into U.S. dollars at those or any other exchange rates, or at that or any other date. See “Key Information—Exchange Rate Information” for more information regarding the exchange rates applicable to the Brazilian currency since 2002.

     The following table sets forth, for the dates indicated, the exchange rate of reais to U.S. dollars based on the noon buying rate in New York City as reported by the Federal Reserve Bank of New York and the U.S. dollar selling rate as reported by the Central Bank at closing:

	Noon Buying	Closing Selling

Date	Rate for U.S. dollars	Rate for U.S. dollars

December 31, 2006	2.1342	2.1380
December 31, 2007	1.7790	1.7713
December 31, 2008	2.3416	2.3370
June 12, 2009	1.9214	1.9301

     As a result of recent fluctuations in the real/U.S. dollar exchange rate, the closing selling exchange rate at June 12, 2009 or at any other date may not be indicative of current or future exchange rates.

     Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

Selected Financial Data

     We present below our selected financial data prepared in accordance with U.S. GAAP as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008. The data for each of the five years in the period ended December 31, 2008 is derived from our audited consolidated financial statements, which were audited by PricewaterhouseCoopers Auditores Independentes.

     The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto, “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.”

     Certain prior year amounts for the years ended December 31, 2004, 2005 and 2006 have been reclassified to conform to the years-ended December 31, 2007 and 2008 presentation standards. These reclassifications had no impact on our assets, liabilities, shareholders’ equity and net income.

	Year ended December 31,

	2004	2005	2006	2007	2008	2008

		(R$ in millions)			(US$ in millions) (1)
Data from the Consolidated Statement of Income:
Net interest income(2)	R$14,590	R$18,485	R$21,402	R$23,771	R$25,371	US$12,859
Provision for loan losses	(1,429)	(1,823)	(3,767)	(4,616)	(6,651)	(3,371)

Net interest income after provision for loan losses	13,161	16,662	17,635	19,155	18,720	9,488
Fee and commission income(2)	4,296	5,121	6,379	7,819	8,997	4,560
Insurance premiums	6,764	7,805	8,121	8,843	10,963	5,557
Pension plan income	374	377	791	555	710	360
Equity in the earnings of unconsolidated companies(3)	66	186	224	407	597	303
Other non-interest income (2)(4)	2,768	4,051	4,338	6,257	2,228	1,129
Operating expenses (5)	(8,921)	(9,645)	(11,310)	(13,005)	(14,168)	(7,181)
Insurance claims	(4,822)	(5,501)	(6,124)	(6,012)	(7,391)	(3,746)
Changes in provisions for insurance, pension plans,
certificated savings plans and pension investment
contracts	(4,326)	(3,939)	(4,199)	(4,981)	(4,225)	(2,141)
Pension plan operating expenses	(751)	(505)	(560)	(478)	(482)	(244)
Insurance and pension plan selling expenses	(907)	(1,041)	(852)	(1,157)	(1,014)	(514)
Other non-interest expense (2) (6)	(3,762)	(4,819)	(5,693)	(6,106)	(8,187)	(4,151)

Income before income taxes and minority interest	3,940	8,752	8,750	11,297	6,748	3,420

Taxes on income	(601)	(2,431)	(2,273)	(3,352)	401	203
Minority interest	(12)	(11)	(15)	(37)	(131)	(66)

Net income	R$3,327	R$6,310	R$6,462	R$7,908	R$7,018	US$3,557

	Year ended December 31,

	2004	2005	2006	2007	2008	2008

		(R$, except number of shares)			(US$ in millions)(1)
Data per Share (7):
Earnings per share (8)(9)
Common	R$1.11	R$2.05	R$2.09	R$2.50	R$2.18	US$1.10
Preferred	1.22	2.26	2.30	2.75	2.40	1.22
Dividends/ interest on
shareholders’ equity per share (10)
Common	0.44	0.62	0.70	0.89	0.80	0.41
Preferred	R$0.49	R$0.67	R$0.77	R$0.98	R$0.88	US$0.45
Weighted average number of
outstanding shares:
Common	1,435,596,690	1,465,770,912	1,470,575,223	1,504,008,900	1,531,358,621	-
Preferred	1,416,490,788	1,460,839,863	1,472,508,873	1,505,136,649	1,531,430,349	-

	Year ended December 31,

	2004	2005	2006	2007	2008	2008

		(R$ in millions)			(US$ in millions) (1)

Data from the Consolidated Balance Sheet:
Assets
Cash and due from banks	R$2,690	R$3,447	R$4,748	R$5,485	R$9,416	US$4,772
Interest–earning deposits in other banks	7,976	13,119	8,918	7,887	14,435	7,316
Federal funds sold and securities purchased under agreements to
resell	19,435	10,985	14,649	40,601	46,950	23,796
Brazilian Central Bank compulsory deposits	20,209	21,686	23,461	31,813	26,384	13,373
Trading and available–for–sale securities, at fair value	43,197	55,658	86,614	88,799	121,804	61,735
Held to maturity securities	4,200	4,121	3,265	2,981	4,097	2,077
Loans(11)	63,500	83,311	98,724	133,137	174,835	88,614
Allowance for loan losses	(4,063)	(4,964)	(6,552)	(7,769)	(10,318)	(5,230)
Equity investees and other investments	708	397	527	761	881	447
Premises and equipment, net	2,946	2,721	3,000	3,547	4,263	2,161
Goodwill	262	332	667	883	1,286	652
Intangible assets, net (11)	1,792	1,554	2,163	2,917	3,138	1,590
Other assets (11)	14,227	14,227	19,087	23,467	38,119	19,320

Total assets	177,079	206,594	259,271	334,509	435,290	220,623

Liabilities
Deposits	68,647	75,407	83,925	98,341	164,501	83,376
Federal funds purchased and securities sold under agreements to
repurchase	16,532	22,886	42,875	69,015	74,730	37,876
Short–term borrowings	8,272	7,066	5,709	7,989	13,849	7,019
Long–term debt	19,653	23,316	30,122	38,915	47,255	23,951
Other liabilities	48,343	57,612	70,083	86,879	97,693	49,515

Total liabilities	161,447	186,287	232,714	301,139	398,028	201,737

Minority interest in consolidated subsidiaries	73	88	93	281	332	168

Shareholders’ Equity
Common shares (12)	3,525	6,497	7,095	9,497	11,500	5,829
Preferred shares (13)	3,475	6,503	7,105	9,503	11,500	5,829

Capital stock	7,000	13,000	14,200	19,000	23,000	11,658
Total shareholders’ equity	15,559	20,219	26,464	33,089	36,930	18,718

Total liabilities and shareholders’ equity	177,079	206,594	259,271	334,509	435,290	220,623

Average assets (14)	162,891	188,091	227,898	289,456	376,546	190,849
Average liabilities (14)	148,814	170,677	206,466	261,552	342,178	173,430
Average shareholders’ equity (14)	R$14,012	R$17,357	R$21,323	R$27,731	R$33,180	US$16,817

(1)
Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$1.9730 per US$1.00, the Central Bank exchange rate on May 29, 2009. Such translations should not be construed as a representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

(2)
The amounts R$14, R$16 and R$231 regarding balances for the years ended December 31, 2004, 2005 and 2006, respectively, were reclassified from the line item “Fee and commission income” to the line item “Net interest income,” and the amounts R$228, R$397 and R$535 regarding the balances for the years ended December 31, 2004, 2005 and 2006, respectively, were reclassified from the line item “Other non-interest expense” to the line item “Net interest income.” These reclassifications were implemented to allow the comparability of the financial statements as of and for the years ended December 31, 2004, 2005 and 2006 with the financial statements as of and for the years ended December 31, 2007 and 2008.

These reclassifications do not affect the amounts recorded as assets, liabilities, shareholders’ equity and net income.
(3)	For more information on the results of equity investees, see “Item 5. Operating and Financial Review and Prospects” and note 9 to our consolidated financial statements in Item 18.
(4)	Other non-interest income consists of trading income (losses), net realized gains on available-for-sale securities and other non-interest income.
(5)	Operating expenses consist of salaries and benefits and administrative expenses.
(6)	Other non-interest expense consists of amortization of intangible assets, depreciation and amortization and other non-interest expense.
(7)
Data per share reflects, on a retroactive basis: (a) the split of our capital stock on December 9, 2004, in which we issued two new shares for each existing share; (b) the split of our capital stock on November 11, 2005, in which we issued one new share for each existing share; (c) the split of our capital stock on March 12, 2007, in which we issued one new share for each existing share; (d) the split of one share for each two existing shares, which was approved by our shareholders on March 24, 2008; and (e) the reverse split of fifty shares to one and the simultaneous split in the proportion of one to fifty, which was approved by our shareholders on March 10, 2009.

(8)
For purposes of calculating earnings per share in accordance with the U.S. GAAP, preferred shares are treated in the same manner as common shares. Holders of preferred shares are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to common shareholders. For a description of our two classes of shares, see “Item 10. Additional Information—Memorandum and Articles of Incorporation.”

(9)
None of our outstanding obligations are exchangeable for or convertible into equity securities. As a consequence, our diluted earnings per share do not differ from our earnings per share. Accordingly, our basic and diluted earnings per share are equal in all periods presented. See note 2(u) to our consolidated financial statements in Item 18.

(10)	The amounts determined in U.S. dollars were converted into reais using the exchange rate on the date such dividend was paid.
(11)
The amounts R$324, R$622 and R$789 regarding loan origination fees and costs and corresponding to the balances as of the years ended December 31, 2004, 2005 and 2006, respectively, were reclassified from the line item “Other assets” to the line item “Loans,” and the amounts R$224, R$260 and R$540 regarding intangible assets related to exclusive rights for rendering banking services and corresponding to the balances as of the years ended December 31, 2004, 2005 and 2006, respectively, were reclassified from the line item “Other assets” to the line item “Intangible assets, net.” These reclassifications were implemented to allow the comparability of the financial statements as of and for the years ended December 31, 2004, 2005 and 2006 with the financial statements as of and for the years ended December 31, 2007 and 2008. These reclassifications do not affect the amounts recorded as assets, liabilities, shareholders’ equity and net income.

(12)
Common shares outstanding, no par value: (i) 1,534,805,958 authorized and issued at December 31, 2008; (ii) 1,009,337,030 authorized and issued at December 31, 2007; (iii) 500,071,456 authorized and issued at December 31, 2006; (iv) 489,450,004 authorized and issued at December 31, 2005; and (v) 238,351,329 authorized and issued on December 31, 2004. Data from 2004 to 2008 reflects (a) the reverse split of our shares at a 10,000:1 share ratio, which was approved by our shareholders on March 10, 2004 (as a result, we had 158,587,942 authorized and issued shares outstanding, no par value, as of December 31, 2003). The new shares began trading on the São Paulo Stock Exchange on March 22, 2004; (b) the split of our capital stock on December 9, 2004, in which we issued two new shares for each existing share; (c) the split of our capital stock on November 11, 2005, in which we issued one new share for each existing share; (d) the split of our capital stock on March 12, 2007, in which we issued one new share for each existing share; and (e) the split of one share for each two existing shares, which was approved by our shareholders on March 24, 2008.

(13)
Preferred shares outstanding, no par value: (i) 1,534,900,221 authorized and issued at December 31, 2008; (ii) 1,009,336,926 authorized and issued at December 31, 2007; (iii) 500,811,468 authorized and issued at December 31, 2006; (iv) 489,938,838 authorized and issued at December 31, 2005; and (v) 236,081,796 authorized and issued on December 31, 2004. Data from 2004 to 2008 reflects (a) the reverse split of our shares at a 10,000:1 share ratio, which was approved by our shareholders on March 10, 2004 (as a result, we had 158,587,942 authorized and issued shares outstanding, no par value, as of December 31, 2003). The new shares began trading on the São Paulo Stock Exchange on March 22, 2004; (b) the split of our capital stock on December 9, 2004, in which we issued two new shares for each existing share; (c) the split of our capital stock on November 11, 2005, in which we issued one new share for each existing share; (d) the split of our capital stock on March 12, 2007, in which we issued one new share for each existing share; and (e) the split of one share for each two existing shares, which was approved by our shareholders on March 24, 2008.

(14)	See “Information on the Company—Selected Statistical Information.”

     Preferred shareholders are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to our common shareholders.

Exchange Rate Information

     From 2004 to 2007, the real appreciated against the U.S. dollar. During the first half of 2008, the real continued to appreciate against the U.S. dollar. In the second half of 2008, the real depreciated against the U.S. dollar, from R$1.5919 per U.S.$1.00 on June 30, 2008 to R$2.3130 per U.S.$1.00 on December 31, 2008. During the first five months of 2009, the real began to appreciate against the U.S. dollar, from R$2.3130 per U.S.$1.00 on December 31, 2008 to R$1.9730 on May 29, 2009. Under the current free convertibility exchange system, the real may undergo further depreciation or appreciation as compared with the U.S. dollar and other currencies.

     The following table sets forth the period-end, average, high and low noon buying rate reported by the Federal Reserve Bank expressed in reais per US$1.00 for the periods and dates indicated:

Noon Buying Rate for U.S. dollars
R$ per US$1.00

Period	Period-End	Average (1)	High	Low

2004	R$2.6550	R$2.9131	R$3.2085	R$2.6510
2005	2.3340	2.4352	2.7755	2.1695
2006	2.1342	2.1774	2.3340	2.0900
2007	1.7790	1.9452	2.1342	1.7386
2008	2.3130	1.8267	2.3130	1.5660
December	2.3130	2.3954	2.6187	2.2905
2009
January	2.3130	2.3079	2.3698	2.1895
February	2.3750	2.3230	2.3898	2.2375
March	2.3007	2.3161	2.4420	2.2371
April	2.1724	2.2027	2.2860	2.1617
May	R$1.9678	R$2.0689	R$2.1730	R$1.9678
_______________________

(1) Average of the month-end rates beginning with December of previous period through last month of period indicated.
Source: Federal Reserve Bank of New York

     On June 12, 2009, the noon buying rate reported by the Federal Reserve Bank of New York was R$1.9214 per US$1.00.

     The following table sets forth the period-end, average, high and low selling rate reported by the Central Bank at closing, expressed in reais per US$1.00 for the periods and dates indicated:

Closing Selling Rate for U.S. dollars
R$ per US$1.00

Period	Period-End	Average (1)	High	Low

2004	R$2.6544	R$2.9150	R$3.2051	R$2.6544
2005	2.3407	2.4341	2.7621	2.1633
2006	2.1380	2.1812	2.3407	2.0892
2007	1.7713	1.9460	2.1380	1.7440
2008	2.3370	1.8824	2.4689	1.5666
December	2.3370	2.3944	2.5004	2.3370
2009
January	2.3162	2.3074	2.3803	2.1889
February	2.3784	2.3127	2.3916	2.2446
March	2.3152	2.3138	2.4218	2.2375
April	2.1783	2.2059	2.8999	2.1699
May	R$1.9730	R$2.0609	R$2.1476	R$1.9730

(1) Average of the month-end rates beginning with December of previous period through last month of period indicated.
Source: Central Bank

Capitalization and Indebtedness

     Not applicable.

Risk Factors

Risks relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, may have an adverse effect on our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

     The Brazilian government has frequently intervened in the economy and occasionally made significant changes in policy and regulations. The Brazilian government’s actions to control inflation and implement other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price and salary controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and the market price of our preferred shares and ADSs may be adversely affected by, among others, the following factors and Brazilian government’s response to these factors, among others:

  political, social or economic instability;

  monetary policies;

  tax policy and changes in tax regimes;

  exchange controls policies;

  fluctuations in exchange rates;

  inflation;

  interest rates;

  liquidity of domestic financial, capital and credit markets;

  our customers’ ability to meet their other obligations with us;

  decreases in wage and income levels;

  increases in unemployment rates; and

  other political, diplomatic, social or economic developments in, or affecting, Brazil.

     Uncertainty as to whether the Brazilian government will implement changes in policy or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility of the Brazilian securities market and securities issued abroad by Brazilian companies. Changes in policies and regulations may adversely affect our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

Inflation and Brazilian government’s measures to curb inflation may have an adverse effect on the Brazilian economy, the Brazilian securities market, our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

     Brazil has historically experienced extremely high rates of inflation. As measured by the Índice Geral de Preços – Disponibilidade Interna (General Price Index – Domestic Availability), or IGP-DI, a general price inflation index published by the Fundação Getúlio Vargas, or FGV, Brazil had annual rates of inflation of 12.1% in 2004, 1.4% in 2005, 3.8% in 2006, 7.9% in 2007 and 9.1% in 2008. Inflation, along with certain Brazilian government’s measures to combat inflation and public speculation about possible future Brazilian government’s measures, has had significant negative effects on the Brazilian economy, and has contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market.

     These measures have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. Increases in the Sistema Especial de Liquidação e Custódia rate (Special Clearing and Settlement System rate), which we call the “SELIC rate,” the base interest rate established by the Comitê de Política Monetária (Brazilian Committee for Monetary Policy), which we call “COPOM,” may have an adverse effect on us by reducing demand for our credit, and increasing our cost of funds, domestic debt expense and the risk of customer default. Decreases in the SELIC rate may also have an adverse effect on us by decreasing the interest income we earn on our interest-earning assets and lowering our revenues and margins.

     Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial markets and may lead to counter-inflationary policies that may have an adverse effect on our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

Exchange variations may have an adverse effect on the Brazilian economy, the Brazilian securities market, our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

     In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden depreciations, periodic mini-depreciations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange rate systems, exchange controls and dual foreign exchange markets. From time to time, there have been significant fluctuations in the exchange rate between the real and the U.S. dollar and other currencies. For example, on June 30, 2008, the foreign exchange rate between the real and the U.S. dollar was R$1.5919 per US$1.00, an appreciation by approximately 11.3% as compared with December 31, 2007. In the second half of 2008, the real depreciated against the U.S. dollar and was R$2.3370 per U.S.$1.00 on December 31, 2008. As a result of Central Bank’s response to the global financial crisis, the real began to appreciate against the U.S. dollar during the first five months of 2009, and on May 29, 2009 the foreign exchange rate between the real and the U.S. dollar was R$1.9730 per US$1.00.

     A significant amount of our financial assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar. When the real depreciates, we may incur losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as well as our customers’ demand for credit denominated in, or indexed to, foreign currency may decrease. Conversely, when the value of the real appreciates against foreign currencies, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies. Any of these developments may adversely affect our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

Developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may have an adverse effect on the market price of Brazilian securities, including our preferred shares and ADSs, and limit our ability to finance our operations.

     The market price of securities of Brazilian companies is influenced to varying degrees by economic and market conditions in other countries, including the United States and other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market price of securities of Brazilian issuers. Crises in, or economic policies of, other countries may diminish investor interest in securities of Brazilian issuers, including ours, and may limit our ability to finance our operations.

     The recent global financial crisis has had significant consequences worldwide, including in Brazil, such as capital markets volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy, volatile exchange rates and inflationary pressure, among others, which have, and may continue to have, directly or indirectly, an adverse effect on our business, financial condition, results of operation, the market price of securities issued by Brazilian companies, including our preferred shares and ADSs, and our ability to finance our operations.

Risks relating to us and the Brazilian Banking and Insurance Industries

Changes in existing laws and regulations or the imposition of new laws and regulations may have an adverse effect on us.

     We are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern certain aspects of our operations, including the following:

  minimum capital requirements;

  compulsory deposit/reserve requirements;

  funding restrictions;

  lending limits and other credit restrictions;

  solvency margins;

  minimum coverage;

  mandatory policy provisions; and

  accounting and statistical requirements;

     The regulatory structure governing Brazilian financial institutions and insurance companies is continuously evolving. Amendment of existing laws and regulations, change in the manner laws and regulations are currently enforced or interpreted or adoption of new laws or regulations may have an adverse effect on our business and results of operations.

The Brazilian banking and insurance markets are highly competitive.

     The banking and insurance markets in Brazil are highly competitive. We face significant competition, in the banking market, from other large Brazilian and international banks, both public and private, and, in the insurance market, from subsidiaries of financial institutions and companies affiliated with foreign insurance conglomerates.

     The Brazilian banking market experienced a consolidation period in the 1990s, when a number of Brazilian banks were liquidated and several important state-owned and private banks were sold. Competition increased during this period as foreign banks, some with greater resources than we do, entered the Brazilian market through the acquisition of Brazilian financial institutions. The privatization of state-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

     The opening of the Brazilian insurance market in June 1996 to foreign investment and a greater market consolidation in the last few years have increased competition. Multinational insurance conglomerates formed joint ventures with Brazilian insurance companies to enter the Brazilian insurance market. A significant portion of these insurance conglomerates has access to the international reinsurance market, which generally offers lower reinsurance rates than those available in the Brazilian reinsurance market. In addition, competition has intensified over the last years partly as a result of smaller insurance companies being merged into or acquired by competitors affiliated with Brazilian or multinational financial conglomerates with insurance or private pension business.

     The increased competition, including by the acquisition of a bank or insurance company by our competitors, may have an adverse effect on us by, among other things, limiting our ability to increase our customers’ base and to expand our operations, reducing our profit margins on banking, insurance and other services and products we offer, and increasing competition for investment opportunities.

Changes in reserve and compulsory deposit requirements may have an adverse effect on us.

     The Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. For example, in December 2008, the Central Bank revoked and changed a number of compulsory deposit requirements in an attempt to reduce the impact of the global financial crisis. The Central Bank may increase the reserves and compulsory deposits requirements in the future or impose new reserve or compulsory deposit requirements. The compulsory deposits generally do not yield the same return as other investments and deposits because:

  a portion of compulsory deposits do not bear interest;

  a portion of compulsory deposits must be held in Brazilian federal government securities; and

  a portion of compulsory deposits must be used to finance government programs, including a federal housing program, rural sector subsidies and microcredit program.

     Our compulsory deposits for demand deposits, savings deposits and time deposits were R$26.4 billion as of December 31, 2008. Any increase in the compulsory deposits requirements may reduce our ability to lend funds and make other investments and, as a result, may adversely affect us. For more detailed information on compulsory deposits, see “Item 4. History and Development of the Company—Banking Activity—Deposit-taking Activities.”

The interests of our controlling shareholders may conflict with your interests.

     At December 31, 2008, Cidade de Deus - Companhia Comercial de Participações, which we call “Cidade de Deus Participações,” directly held 49% of our common shares, and Fundação Bradesco directly and indirectly held 50.34% of our common shares. As a result, these are controlling shareholders, who have power to elect our directors and officers and to determine the outcome of any action requiring shareholders’ approval, such as transactions with related parties, corporate reorganizations and timing and payment of dividends. In addition, under the Fundação Bradesco’s bylaws, all of our directors, officers and departmental directors (who have been working at Grupo Bradesco for more than ten years), as well as all directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco. The board of trustees has no other members. For more information on our shareholders, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

We may experience increases in our level of past due loans as our loan portfolio matures.

     Our loan portfolio has grown substantially since 2004. Any corresponding rise in our level of past due loans may lag behind the rate of loan growth, as loans typically do not become due within a short period of time after their origination. From 2004 to 2008, our loan portfolio increased 175% and our level of past due loans increased by 225%. Rapid loan growth may also reduce our ratio of past due loans to total loans until growth slows or the portfolio becomes more seasoned. This may result in increases in our loan loss provisions, charge-offs and the ratio of past due loans to total loans, which may have an adverse effect on our business, financial condition and results of operations. In addition, if actual losses materially exceed our loan loss provisions, we could be adversely affected.

Losses on our investments in marketable securities may have an adverse effect on our results of operations.

     Marketable securities represent a material portion of our assets, and realized investment gains and losses have had, and will continue to have, a significant impact on our results of operations. These gains and losses, which we record in our income statement when investments in securities are classified as trading, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the market value of the securities, which in turn may vary considerably, and upon our investment policies. With securities classified as available for sale, unrealized gains and losses derived from mark-to-market are recorded as comprehensive income in shareholders’ equity until realization or other than temporary impairment has been identified, at which time the net gains (losses) are included in the income statement. We cannot predict the amount of realized gain or loss for any future period, and variations from period to period have no practical analytical value. Gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation now existing in our consolidated investment portfolio or any portion thereof.

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

Our losses in connection with insurance claims may vary from time to time and differences between the losses from actual claims and underwriting and reserving assumptions may have an adverse effect on us.

     Our results of operations significantly depend upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as: assumptions for investment returns, mortality and morbidity, expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, including due to factors beyond our control such as natural disasters (floods, explosions and fires) and man-made disasters (riots, gang or terrorist attacks) or changes in mortality and morbidity rates as a result of advances in medical technology and longevity, among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on us.

If our actual losses exceed our provisions on risks that we underwrite, we could be adversely affected.

     Our results of operations and financial condition depend upon our ability to accurately assess the actual losses associated with the risks that we underwrite. Our current provisions are based on estimates that rely on then-available information and that involve a number of features including recent loss experience, current economic conditions, internal risk rating, actuarial and statistical projections of our expectations of the cost of the ultimate settlement of claims, such as estimates of future trends in claims severity and frequency, judicial theories of liability, the levels of and/or timing of receipt or payment of premiums and rates of retirement, mortality, morbidity and persistency, among others. Accordingly, the establishment of provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimates. Deviations occur for a variety of reasons. Reasons for such deviation include that, since we record our loan loss provisions based on estimates of incurred losses, the allowance for loan losses might not be sufficient to cover losses; we might have an increased number of claims; or our costs could be higher than the costs we estimated. If actual losses materially exceed our provisions, we could be adversely affected.

The poor performance of our investment portfolio may adversely affect us.

     Our results of operations depend largely on the returns on their investment portfolios to obtain a significant portion of their revenues and profits, which are subject to market risks and fluctuations. For example, investments in equity securities are subject to high levels of volatility, which may affect our ability to obtain proper investment returns, including possible losses on principal. We invest a significant portion of our assets in fixed income securities primarily issued by the Brazilian government, the yield of which varies in accordance with fluctuations in market interest rates. Interest rates are significantly affected by several factors, including governmental monetary policies, the political and economic environment both in Brazil and abroad and other factors beyond our control.

     The occurrence of large and/or unexpected claims may force us to liquidate securities at an unfavorable time, which may result in capital losses. If we do not structure our investment portfolio so that it is appropriately matched with our insurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss in order to cover such liabilities. Large investment losses could significantly decrease our asset base and adversely affect our financial condition and results of operations, which in turn could impair our ability to underwrite new insurance policies. We cannot ensure that we will not experience a significant decline in investment yields, which may have an adverse effect on us.

We are jointly liable for claims of our clients if our reinsurers fail to meet their obligations under the reinsurance contracts.

     The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers’ insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain responsible before our insured.

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

Risks Relating to the Preferred Shares and ADSs

The preferred shares and ADSs generally do not give their holders voting rights.

     Under Brazilian corporate law (Brazilian Law No. 6,404/76, as amended by Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as “Brazilian Corporate Law”) and our bylaws, 15 holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at our shareholders’ meetings, except in limited circumstances. This means, among other things, that you, as a holder of ADSs, are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies.

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

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in other countries, and these investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid and can be more volatile than the major securities markets, such as the United States. Although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or in other countries. The ten largest companies in terms of market capitalization represented 55.4% of the aggregate market capitalization of the BOVESPA as of March 31, 2009.

The preferred shares and ADSs do not entitle you to a fixed or minimum dividend.

     Holders of our preferred shares and ADSs are not entitled to a fixed or minimum dividend. Pursuant to our bylaws, our preferred shares are entitled to dividends 10% higher than those assigned to our common shares. Although under our current bylaws we are generally obligated to pay our shareholders at least 30% of our annual net adjusted income, our shareholders, acting at our annual shareholders’ meeting, have the discretion to suspend this mandatory distribution of dividends if the Board of Directors advises them that the payment of the dividend is not compatible with our financial condition. Neither our bylaws nor Brazilian law specifies the circumstances in which a distribution would not be compatible with our financial condition, and our controlling shareholders have never suspended the mandatory distribution of dividends. However, general Brazilian practice is that a company need not pay dividends if such payment would threaten the existence of the company as a going concern or would harm its normal course of operations.

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

     Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, self-dealing and the preservation of shareholder interests may not be as regulated, and regulations may not be as enforced, in Brazil as in the United States, which could potentially disadvantage you as a holder of the preferred shares underlying ADSs. For example, when compared to Delaware general corporation law, Brazilian Corporate Law and practice have less detailed and well-established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Delaware companies must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders’ derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

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

     Sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of the preferred shares and ADSs by diluting the shares’ value. If we issue new shares or our existing shareholders sell shares they hold, the market price of the preferred shares and, by extension, of the ADSs, may decrease significantly.

You may be unable to exercise preemptive rights relating to the preferred shares.

     You will not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Similarly, we may from time to time distribute rights to our shareholders. The depositary bank will not offer rights to you as a holder of the ADSs unless the rights are either registered under the Securities Act or are subject to an exemption from the registration requirements. We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds from the sale by the depositary bank of the rights received in respect of the shares represented by your ADSs or, if the preemptive rights cannot be sold, they will be allowed to lapse. You may also be unable to participate in rights offerings by us and your holdings may be diluted as a result.

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

Item 4. Information on the Company.

History and Development of the Company

     We are one of the largest private-sector banks (non-government-controlled) in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, small to mid-sized companies and major local and international corporations and institutions. We have the most extensive private-sector branch and service network in Brazil, which permits us to reach a diverse client base. Our services and products encompass banking operations such as lending and deposit-taking, credit card issuance, consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

     According to information published by the Superintendência de Seguros Privados (the Superintendency of Private Insurance, known as “SUSEP”) and by the Agência Nacional de Saúde Suplementar (the National Agency of Supplemental Health, known as “ANS”), we are the largest insurance, pension plan and títulos de capitalização group in Brazil on a consolidated basis in terms of insurance premiums, pension plan contributions and income from certificated savings plans. According to the annual publication of Fundacion Mapfre in Spain, Grupo Bradesco de Seguros e Previdência was the greatest insurance and pension plan group in Latin America in 2007. Títulos de capitalização, which we call “certificated savings plans,” is a type of savings account that is coupled with periodic drawings for prizes.

      In 2008, some of our subsidiaries ranked among the largest companies in Brazil in their respective markets, according to the sources cited in parentheses below, including:

•	Bradesco Seguros S.A., our insurance subsidiary, which we call “Bradesco Seguros,” together with its subsidiaries, in terms of insurance premiums, shareholders’ equity and technical reserves (SUSEP and ANS);

	-	Bradesco Vida e Previdência S.A., Bradesco Seguros’ subsidiary, which we call “Bradesco Vida e Previdência,” is the largest company in the market in terms of private pension plan contributions, life and personal accident insurance premiums, investment portfolios and technical provisions (SUSEP);

	-	Bradesco Capitalização S.A., Bradesco Seguros’ subsidiary, which we call “Bradesco Capitalização,” offers certificated savings plans. Bradesco Capitalização is the leading private company in the market in terms of revenue from the sale of certificated savings plans (SUSEP);

	-	Bradesco Auto/RE Companhia de Seguros S.A., Bradesco Seguros’ subsidiary, which we call “Bradesco Auto/RE,” offers automobile insurance, basic lines and liability products;

	-	Bradesco Saúde S.A., Bradesco Seguros’ subsidiary, which we call “Bradesco Saúde,” offers health insurance coverage, including medical and hospital expenses. Bradesco Saúde has one of the largest networks of healthcare service providers and is the leader in the health insurance market (ANS); and

	-	Bradesco Dental S.A., Bradesco Seguros’ subsidiary, which we call “Bradesco Dental,” offers dental insurance. It is one of the leading insurance companies operating in the dental insurance segment in terms of dental insurance policies (Agência Nacional de Saúde Suplementar, a Brazilian regulator of private insurers known as ANS), and is backed by the largest insurance conglomerate in Latin America (Fundación Mapfre, 2007) with over 15 years of experience in the area;

•	Bradesco Leasing S.A. Arrendamento Mercantil, which we call “Bradesco Leasing,” in terms of the present value of leasing accounts (Associação Brasileira das Empresas de Leasing (Brazilian Association of Leasing Companies), known as “ABEL”);

•	Bradesco Administradora de Consórcios Ltda., which we call “Bradesco Consórcios,” in terms of the total number of outstanding consortium shares (Central Bank); and

•	Banco Finasa BMC S.A., which we call “Banco Finasa BMC,” in terms of automobile financing loans (Central Bank).

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

     As of December 31, 2008, we had, on a consolidated basis:

  R$435.3 billion in total assets;

  R$174.8 billion in total loans;

  R$164.5 billion in total deposits;

  R$36.9 billion in shareholders’ equity;

  R$63.8 billion in insurance claim technical reserves, pension plans, certificated savings plans and pension investment contract operations;
  R$27.5 billion in foreign trading financing;

  23 million insurance policyholders;

  20.1 million checking account holders;

  35.8 million savings accounts;

  2.5 million of certificated savings plan holders;

  1,204 of Brazilian and multinational groups of affiliated companies in Brazil as corporate customers;

  a daily average of 14.1 million daily transactions, including 2.3 million in our 3,359 branches and 11.8 million through self-service outlets, mainly Automatic Teller Machines, which we call “ATMs,” the Internet, Fone Fácil and Bradesco Celular;

  a nationwide network consisting of 3,359 branches, 29,218 ATMs and 3,738 special banking service posts and outlets located on the premises of selected corporate clients, as well as 5,306 Banco24Horas ATMs that allow our customers to use their debit cards to access both their checking and savings accounts to withdraw funds, obtain statements and consult account balances; and

  a total of five branches and seven subsidiaries located in New York, London, the Cayman Islands, the Bahamas, Japan, Argentina, Luxembourg and Hong Kong.

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

     Our large banking network allows us to be closer to our customers, which, in turn, permits our managers to have personal and direct knowledge about our customers, economically active regions and other conditions relevant to our business. This knowledge helps us in assessing and limiting credit risks in credit operations, among other risks, as well as in servicing the particular needs of our clients. Approximately 14.1 million transactions are executed through our Bradesco network every day.

4B. Business Overview

     We organize our operations into two main areas: (i) banking services; and (ii) insurance services, pension plans and certificated savings plans. See note 26 to our consolidated financial statements in Item 18 for additional segment information. The following diagram provides summary information for our two business areas at and for the year ended December 31, 2008, by segment.

As of December 31, 2008, according to the sources cited in parentheses below, we were:

  the leader among private-sector banks in savings deposits, with 18.0% of all savings accounts in Brazil and R$37.8 billion on deposit (Central Bank);

  the largest provider of insurance and private pension plans, with R$21.7 billion in net premiums written and revenues from private pension plans (SUSEP);

  the leader among the largest on-lender banks in BNDES loans targeting micro-, small- and medium-sized companies for the 6th consecutive year (BNDES), with 45.6% of total loans we disbursed to micro-, small- and medium-sized companies and having a presence in 91.6% of operations targeted at micro, small and medium-sized companies and at individuals;

  one of the leaders in Brazilian leasing operations, with R$20.5 billion outstanding (ABEL);

  one of the leaders in the placement of debt instruments in Brazil, during 2008 (ANBID);

  one of the largest private-sector fund and portfolio administrators and managers in Brazil, with R$187.2 billion in total third-party assets under administration and management, representing over 15% of the total Brazilian market (ANBID);

  one of the largest credit card issuers in Brazil, with 20.4 million credit cards (Visa, American Express and MasterCard and 13.3 million private label cards) and a credit cards revenue of R$39.7 billion and R$4.5 billion in private label cards (Bradesco, Fidelity National Information Services, Inc., which we call “Fidelity National,” “Leader S.A. Administradora de Cartões de Crédito, which we call “Leader Card,” American Express, Deib Otoch S.A., which we call “Lojas Esplanada,” Lojas Colombo S.A. Comércio de Utilidades Domésticas, which we call “Lojas Colombo,” and GBarbosa Comercial Ltda., which we call “GBarbosa”);

  one of the largest debit card issuers in Brazil, with 48.0 million debit cards issued, and income of R$21.2 billion from our debit card business (VISA);

  the leader in bank collection services in Brazil, with a market share of 30.1% (Central Bank);

  the leader in marketing of quotas of consortia in the following three segments: real estate with 139,841 quotas, automobile with 183,840 quotas and trucks and tractors with 22,288 quotas (Central Bank);

  one of the leaders in car loan customer financing with a market share of 23.2% (Central Bank); and

  the leader among private-sector banks in benefit payments under the Instituto Nacional do Seguro Social (the National Social Security Institute), known as “INSS,” social security program, having service payments to more than 5.104 million retirees, beneficiaries and pensioners of the INSS,” accounting for 19.6% of the total number of INSS beneficiaries (INSS).

     The following table summarizes our gross revenues by business area for the periods indicated.

     The sum of the segments shown in the table below may not correspond to the amounts shown on a consolidated basis, as they do not take into account immaterial activities or inter-segment transactions.

	For the Years Ended December 31,

	2006	2007	2008

	(R$ in millions)
Banking:
Loan operations:
Housing loans	R$217	R$323	R$528
Agriculture-related loans	690	862	1,014
Leasing	653	908	2,393
Other loans(1)	19,417	20,515	29,727

Total	20,977	22,608	33,662

Fees and commissions:
Asset management fees	617	743	758
Collection fees	751	859	959
Credit card fees	929	1,273	1,696
Fees charged on checking account services	1,879	2,108	1,794
Fees for receipt of taxes	237	237	219
Financial guarantees	290	321	387
Interbank fees	143	197	330
Consortium administration	202	256	318
Other services	702	1,000	1,422

Total	5,750	6,994	7,883

Insurance and pension plans:(2)
Insurance premiums:
Health	3,918	4,246	5,259
Life and accident	1,779	1,822	2,799
Automobile, property and liability	2,424	2,775	2,905

Total	8,121	8,843	10,963

Pension plan income	R$791	R$555	R$710

________________________
(1)	Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.
(2)	This does not include private pension investment contracts. See “—Insurance, Pension Plans and Certificated Savings Plans.”

     We do not break down our revenues by geographic market within Brazil, and less than 10.0% of our revenues come from international operations. For more information on our international operations, see “Item 4. Information on the Company—4B. Business Overview—Banking Activity—International Banking.” For a discussion of our principal capital expenditures from 2006 through 2008, see “Item 5. Operating and Financial Review and Prospects – Capital Expenditures.”

     The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2008 all of which are consolidated in our financial statements in Item 18. With the exception of Banco Bradesco Argentina, which is incorporated in Argentina, all of these material subsidiaries are incorporated in Brazil. For more information regarding the consolidation of our material subsidiaries, see note 1(a) to our consolidated financial statements in Item 18.

Banco Bradesco S.A.
99.88%
Banco Alvorada S.A
Bank
100.00%
Bradesplan Participações Ltda.
Holding
100.00%
União Participações Ltda.
Holding
100.00%
Banco Bradesco Cartões S.A.
Cards
98.33%
Banco Bradesco BBI S.A.
Bank
100.00%
Bradesco S.A. Corretora de TVM
Securities Intermediation
100.00%
BRAM - Bradesco Asset Management S.A. DTVM
Asset Management
100.00%
Ágora Corretora de Títulos e Valores
Securities Intermediation
100.00%
Banco Finasa BMC S.A.
Bank
100.00%
Banco Boavista Interatlântico S.A.
Bank
99.99%
Bradseg Participações
Insurance
100.00%
Bradesco Seguros S.A.
Insurance
100.00%
Bradesco Vida e Previdência S.A.
Private Pension Plan and Life Insurance
100.00%
Bradesco Capitalização S.A.
Certificated Savings Plans
99.99%
Bradesco SegPrev Investimentos Ltda.
Holding
100.00%
Bradesco Saúde S.A.
Insurance
100.00%
Bradesco Auto/RE Cia de Seguros S.A.
Insurance
99.99%
Banco Bradesco Argentina S.A.
Bank
100.00%
Bradesco Leasing S.A. Arrendamento Mercantil
Leasing
100.00%
Banco Bankpar S.A.
Bank
100.00%
Tempo Serviços Ltda.
Services
100.00%
Alvorada Cartões, Créd., Financ. e Invest. S.A.
Credit and Financing

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

Recent Events

     Our subsidiary, Columbus Holdings, S.A., along with BB Banco de Investimento S.A., Banco Santander (Brasil) S.A., Santander Investimentos em Participacões S.A., Visa International Service Association and certain other shareholders are offering a total of 477,674,330 common shares (representing 35% of the capital stock) of Companhia Brasileira de Meios de Pagamento, or “VisaNet” to: (i) the public in Brazil pursuant to an offering registered in Brazil; (ii) qualified institutional buyers in the United States, as defined in Rule 144A, pursuant to exemptions from registration under the Securities Act and the rules thereunder; and (iii) non-U.S. institutional investors and other investors outside the United States and Brazil in accordance with Regulation S under the Securities Act. Banco Bradesco BBI S.A. is one of the underwriters, global coordinators and bookrunners of the transaction. Bradesco Securties Inc. will act as agent on behalf of Banco Bradesco BBI S.A. for securities placed outside Brazil.

     In addition, Banco Bradesco BBI S.A. has an option, exercisable by joint decision of the underwriters, to place up to an additional 71,651,149 common shares of VisaNet to cover over-allotments. The selling shareholders have the right, in a joint decision with the underwriters, to sell an aggregate of additional common shares representing up to 20% of VisaNet’s common shares initially offered.

     The offer was priced on June 25, 2009. It is expected that VisaNet’s common shares will be delivered on or about the third business day after the date of the final offering memorandum.

Recent Acquisitions

     In April 2009, we acquired through Bradesco Seguros 20% of the voting capital and total capital stock of Integritas, a holding company of Grupo Fleury, for R$342 million. Grupo Fleury, which has operated for the past 83 years, is one of Brazil’s most renown and respected medical and health organizations. It provides diagnosis, clinical treatment and medical analyses services, and is a benchmark in complex medical tests for nearly 1,500 clinical laboratories and hospitals.

     In July 2009, we entered into an agreement to acquire Banco ibi, ibi Corretora de Seguros Ltda., ibi Promotora de Vendas Ltda. and ibi Participações Ltda., for a total of R$1.4 billion, to be paid to the former controlling shareholders in shares representing approximately 1.6% of our capital stock. Banco ibi is among the main credit card issuers in Brazil, both in the private label segment as well as of branded cards, and its acquisition will substantially strengthen our position in both markets. On December 31, 2008, ibi companies posted shareholders’ equity of R$928 million, total assets of R$5.6 billion and 303 points of sale in C&A and Ibi stores. The transaction is still subject to approval by the Central Bank. Once approved, we will enter into a partnership agreement with C&A Modas Ltda., a leader in the fashion and clothing markets, under which Bradesco will offer its products and financial services at C&A stores, for 20 years.

     In March 2008, Banco Bradesco BBI S.A., which we call BBI, entered into an agreement with the shareholders of Ágora CTVM S.A., which we call “Ágora Corretora Holdings,” to acquire 100% of the total capital stock of Ágora Corretora for R$908 million. With the closing of the transaction, which occurred in September 2008 upon receipt of Central Bank approval, the Ágora Corretora shareholders received as compensation shares representing 7.8% of the capital stock of BBI. Ágora Corretora became BBI’s wholly owned subsidiary. In November and December 2008, we repurchased 6.5% of BBI shares held by Ágora’s former shareholders.

     In January 2008, we entered into an agreement with Marsh Corretora de Seguros Ltda. to acquire 100% of the total capital stock of Mediservice—Administradora de Planos de Saúde Ltda., which we call “Mediservice,” for R$84.9 million. Mediservice has been operating for 20 years in Brazil. It has offices located in the cities of São Paulo, Rio de Janeiro and Salvador, and serves approximately 300,000 patients. It has a network of nearly 30,000 accredited physicians, as well as dentists, laboratories, diagnosis centers, clinics, hospitals and emergency services. This acquisition expands the client portfolio of Grupo Bradesco Seguros e Previdência and reinforces its positioning in the market of health group plan operators. ANS approved the transaction in February 2008.

Acquisitions from 2006 to 2007

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

     In May 2006, we entered into an agreement with Bradespar S.A., which we call “Bradespar,” to acquire 100% of the total capital stock of Bradesplan Participações S.A., which we call “Bradesplan,” for R$308.0 million. Bradesplan is a holding company that holds equity interests of non-financial companies of the Bradesco Group.

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

     In March 2006, we entered into an agreement with Lojas Colombo to acquire 50% of the total capital stock of Josema Administração e Participações S.A., parent company of Credifar S.A., Crédito, Financiamento e Investimento, which we call “Credifar.” Credifar distributes financial products and services to the clients of Lojas Colombo, the third largest retail chain of electrical and electronic appliances and furniture in Brazil, with 365 stores in the States of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo and Minas Gerais. Lojas Colombo has being acting as a banking correspondent of ours since August 2004, with more than 2 million active clients. This transaction closed in May 2007 upon receipt of Central Bank approval.

Banco Postal

     We offer our products and services throughout Brazil, together with Empresa Brasileira de Correios e Telégrafos (the government owned postal company), which we call “Postal Service,” through correspondent offices operating under the trademark “Banco Postal,” which we call “Postal Bank.”

     Through our service contract dated September 2001 with the Postal Service, we have exclusive rights to offer services at a number of locations, some of which we own and others which we rent from the Postal Service and which we refer to as “correspondent offices”.

     Delivery of services started in March 2002, when we opened the first Postal Bank branch in the State of Minas Gerais. As of December 31, 2008 we had 5,946 open correspondent offices in over 5,000 Brazilian municipalities, which processed on average more than 33 million monthly transactions or 1.5 million daily transactions.

     More than 1,700 out of 5,946 correspondent offices were set up in new markets, bringing services, either directly or indirectly, to millions of people for whom financial services were previously either inaccessible or difficult to obtain.

     The Postal Bank offers basic services, mainly addressed to the low-income segments of the financial population, and include:

  submission of proposals for new accounts;

  submission of proposals for loans, financing and credit cards;

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

Bradesco Expresso

     In addition to Postal Bank services performed at correspondent offices, we have also opened outlets under the trademark “Bradesco Expresso” located on the premises of selected corporate clients, including retail networks, supermarkets, drug stores and bakeries, to provide our clients with greater access to banking correspondent services. Bradesco Expresso processes bills and bank collection invoices for our clients at their offices, as well as offering withdrawals from checking and savings accounts and pension payments.

     On December 31, 2008, the Bradesco Expresso network totaled 16,061 outlets averaging more than 22 million monthly transactions or 1.0 million daily transactions.

     Store owners benefit directly from Bradesco Expresso through remuneration received in connection with the Bradesco Expresso units placed in their stores, and also benefit indirectly from the increased flow of people, which may increase both sales and client loyalty.

Other Strategic Alliances

     In March 2006, we entered into a joint venture agreement with Fidelity National and Banco ABN AMRO Real S.A., which we call “Banco Real,” for the rendering of card processing services through a newly formed company called Fidelity Processadora e Serviços S.A., which we call Fidelity. Fidelity provides all card processing services (including credit, multiple, debit, benefit and private label cards), such as authorization, processing and settlement of transactions (including data exchange and other procedures for authorization of transactions, database marketing and credit analysis) as well as maintenance, printing (including tailor-made cards), mailing of invoices and other correspondences, call center, billing services and fraud prevention. Fidelity has been rendering services to our clients, Banco Real’s clients, and other card issuers since April 2006. Fidelity is one of the largest providers of credit card processing services in Brazil after the transfer of ours and Banco Real’s credit card accounts to them.

     In May 2006, we and GBarbosa, the fourth largest supermarket retailer in Brazil, entered into an agreement for the issuance and administration of its private label credit card called “Credi Hiper,” and the provision of financial services and products to Gbarbosa’s clients. There are currently more than 1.3 million Credi Hiper cards issued.

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

     In October 2007, we entered into a partnership agreement with Banco de Chile to jointly develop investment products and offer new business opportunities and synergy gains through BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, our asset management company, which we call “BRAM,” and Banchile Administradora General de Fondos S.A., Banco de Chile’s asset management company.

     Our brokerage house in London, Bradesco Securities UK, Ltd., which we call “Bradesco Securities UK,” started up its activities in March 2008. Bradesco Securities UK acts as an intermediary in transactions involving Brazilian fixed and variable bonds between Brazilian companies and European and global institutional investors, and is mainly focused on the intermediation in purchases and sales of shares at NYSE, NASDAQ and BM&FBovespa environments, the distribution of research reports and prospectuses and offering memoranda, presentations to European and global investors and other investment banking activities.

     We entered into a partnership agreement with Banco Bilbao Viscaya Argentaria S.A. (“BBVA”) in May 2008, with BES in October 2008, and with JPMorgan Chase Bank, N.A. in November 2008 to expand the offer of cash management solutions to customers of these institutions. These partnerships are an important step toward expanding our business with multinational corporations with treasuries centralized in Brazil.

     In August 2008, we entered into an operational agreement with The Bank of Tokyo-Mitsubishi UFJ to manage investment funds through BRAM. In November 2008, BRAM launched the Bradesco Brazil Saiken Fund, a fixed-income investment fund aimed at Japanese retail investors who are investing in Brazil. It is the first fund established in a partnership with Mitsubishi UFJ Asset Management, an affiliate of The Bank of Tokyo-Mitsubishi UFJ. On December 31, 2008, the fund’s net asset value reached R$411 million.

     In August, we became the first Latin American bank to be a part of the Connector Network, an international alliance of banks that aids multinational companies with cash management services. The Connector Network is composed of 13 financial institutions in 30 different countries and around 20,000 agencies worldwide. This partnership allows our corporate clients to use cash management services in the 30 countries where the Connector Network institutions operate.

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

Contact Information

     We are a sociedade anônima organized under the laws of Brazil. Our head offices are located at Cidade de Deus, Vila Yara, 06029-900, Osasco, SP, Brazil, and our telephone number at our head office is (55-11) 3684-5376. Our New York Branch is located at 450 Park Avenue, 13th floor, New York, New York 10022-2605.

Business Strategy

     We believe that the Brazilian financial system has been able to weather the sudden downturn in the world’s economy beginning in the second half of 2008 and the challenges the financial crisis presented to the liquidity of large financial institutions. We expect that the expansion of the Brazilian economy could gradually resume as a result of a significant increase in the purchasing power of certain income segments of the Brazilian population, mainly low- and medium-income population as well as an increase in private investments. This would lead to a sustained expansion of demand for financial services and insurance in the upcoming years and that, in the long-term, the Brazilian financial system may be strengthened as a result of the present world economic crisis.

     Our main objective is to remain focused on the domestic market and, taking advantage of our market position as one of the largest private banks in Brazil. Due to our position, we can expand our profitability, maximize our shareholders’ value and generate a higher rate of return than other Brazilian financial institutions.

     Our strategy to achieve these goals is focused not only on continuing to expand our client base but also on consolidating our position as a “complete bank” (i.e. by offering our clients a complete portfolio of financial products) being the “first bank” to each of our clients (i.e. by being their first option for meeting their financial needs). We are increasingly segmenting our products and services as we allocate our resources and talents to provide our clients with products and services that are tailored to meet their needs. We believe that our concern with our client’s financial profile and our respect for their individuality results in a broader satisfaction and loyalty. The segmentation of our financial services has also allowed us to better absorb and take greater advantage of the integration of institutions we have acquired over the past years.

     We have the largest and, we believe, the best network of distribution channels among Brazilian private banks. This network includes our branches, banking posts and outlets, ATMs, Postal Bank services and other third parties channels. The growth of these channels was spurred mainly by our union with large retailers as our banking correspondents. We also have more than 63,000 physical banking posts and outlets. We have a well-distributed and extensive branch network, which optimizes our clients’ access to our products and services and allows us to fully compete in the retail banking market. We intend to continue expanding and refining our branch network to provide more and better mass products and services to our clients, in order to meet a growing demand for credit and insurance in the Brazilian market.

     We are also focused on expanding our wholesale operations in all aspects, especially our corporate and private banking services. The economic scenario in Brazil has significantly improved the performance of small and medium-sized companies, a market in which we believe we are well positioned to increase our market share.

     In addition, since 2006, we have been paying particular attention to our investment banking operated by BBI. We will continue to maintain and hire professionals for our highly qualified investment banking team, and we plan to make full use of our solid relationship with our corporate clients and high-income individuals to develop our investment banking activities.

     We also intend to intensify our entrance in segments on which we were traditionally less focused, such as securities brokerage services. We intend to take advantage of the significant growth in the Brazilian securities market over the past years and our recent acquisition of Brazil’s largest brokerage company, Ágora Corretora, in order to become one of the leaders in the brokerage market.

     We believe that our insurance segment has a high potential of growth, due to the low participation of the Brazilian insurance industry in its GDP. Increase in the average income of the Brazilian population has led to millions of new policyholders. We intend to capture new customers demanding insurance products and to consolidate our leadership in different insurance lines.

     We are also structuring ourselves to increase our scale and operational efficiency gains by segmenting our line of insurance products through the creation of specialized insurance companies in each specific insurance field. This approach allows us to avoid crossing revenues or expenses among each insurance segment as we maintain complete control over the performance of each line of products. We believe that we can benefit from this structure by maximizing insurance product sales, which essentially have a high margin contribution, creating access to independent brokers.

     Additionally, in each of our business segments, we strive to be recognized by our clients as leaders in performance and efficiency. We closely monitor and continually seek to improve our level of operational efficiency.

     We understand that the success of a financial sector company depends not only on the number of clients it has but also on highly capable, well-trained and dedicated personnel with strict work and ethical standards. Qualification, promotion and the creation of a culture of solidarity at work are keys to improving the business, creating a cooperative and friendly environment where our employees can develop long-lasting careers. In 2008, we were once again chosen in an employee survey by the “Guia Você S/A Exame” publication as one of the best companies to work for in Brazil.

     Our key philosophy is the management of our business in accordance with the highest ethical standards. Beyond creating shareholders’ value, our strategy is also guided and focused on achieving the best market practices of corporate governance and the understanding that we play an important role in our society.

     The key elements of our business strategy are to:

  expand through organic growth;

  work based on the “Bank-Insurance Model,” in order to maintain our profitability and consolidate our leadership in the insurance sector;

  increase revenues, profitability and shareholder value by strengthening our loan and financing operations, our core business, and expanding new products and services;

  maintain our commitment to technological innovation;

  build profitability and shareholder return through a continued improvement of the efficiency index;

  maintenance of acceptable risk levels in our operations; and

  expand through strategic alliances and selective acquisitions when advantageous.

Expand through organic growth

     Despite the world economic crisis, which began in the second half of 2008, we expect the Brazilina economy to recuperate and continue to grow. The Brazilian economy has been growing on a sustained basis over the 2004-2008 period and has produced strategic opportunities for growth in the financial and insurance industries, mainly due to increases in business volume of segments in which we are particularly well positioned. We plan to continue to take advantage of this growth to increase our revenue, build profitability and maximize shareholder value by:

  capitalizing on the opportunity in the Brazilian market to capture new customers, mainly from the low- and middle-income brackets, whose financial and credit needs have not yet been served, while maintaining and strengthening our position in the competition for the small group of clients in upper income brackets;

  expanding our financial services distribution channels by creatively developing new mass products and utilizing third-party channels, such as, for example, in the expansion of our offers for credit card, financial products and services, and insurance in large retail stores by means of partnerships with retail chains, the Postal Bank and other third parties;

  taking advantage of our existing distribution channels, including our traditional branch network and other means of distribution to identify demand for new products and expanding demand for traditional products, such as long-term financing and particularly real estate credit, which are in renewed demand due to the stability of the Brazilian economy and interest rates;

  using our client base to offer our products and services more widely and to increase the average number of products used per checking account from 4.7 products as of December 2008, to an average of 5.0 products per checking account by December 2009;

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

     Our goal is to have our customers look to us first for all of their banking, insurance and pension needs. We believe that we are in a good position to capitalize on the synergies among our banking, insurance, pension and other financial activities. These products are offered throughout Brazil through our banking distribution network, Internet distribution services and new and creative distribution channels. We also have specific distribution channels for the offering of these products that rely on our 27,774 insurance brokers and 8,295 brokers for life insurance products, pension products and VGBL. We continuously assist and encourage our brokers and dealers to improve services to our clients.

     At the same time, we are looking to increase the profitability of our insurance and pension plan businesses by using our profitability measures, instead of the volume of premiums underwritten or amounts deposited, as follows:

  managing our insurance portfolio and reserves;

  aggressively marketing our products and services; and

  maintaining acceptable levels of risk in our operations through a strategy of:

  - prioritizing insurance underwriting opportunities according to the “risk spread”, which is the difference between the expected income under an insurance contract and the actuarially determined amount of claims likely to be paid under that same contract;

  - entering into hedging transactions, so as to avoid mismatches between the actual rate of inflation and provisions for interest rate and inflation adjustments in long-term contracts; and

  - use reinsurance agreements with well-known reinsurers, and taking advantage of the new reality of the Brazilian reinsurance market.

Increase revenues, profitability and shareholder value by strengthening our loan operations and financing, our main activity, and expanding our new products and services.

     Our strategy to increase revenues and profitability of our banking operations is focused on:

  building our traditional deposit-taking and loan and financing operations by improving the quality of the portfolio, through risk mitigation plans and improving the delinquency risk pricing models, ensuring appropriate provisions for expected losses in loan operations and better results in credit granting, following up on, and recovering operations;

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

     We have been pioneers in our field for more than six decades by creating efficient strategies and positive impacts to anticipate future challenges. Amongst these strategies, our use of cutting-edge technology stands out as a central pillar of the Bradesco Organization’s strategy for sustainability, business generation and easy client access to innovative and safe services.

     We are among the Brazilian companies that most invest in research and development in the field of banking. Therefore, with the goals of further strengthening the Bradesco Organization’s IT environment to prepare it for the decades to come and of increasing public perception of our technological resources and best practices, we have invested in a major strategic program titled “IT Improvements,” which touches upon five macro-areas of the IT chain (processes, applications, operational environments, technologies and infrastructure).

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

  expanding our mobile banking service, “Bradesco Mobile Banking,” which allows customers to conduct their banking business with compatible cellular handsets; and

  providing “Pocket Internet Banking” for hand-held devices and personal digital assistants or “PDAs,” including cellular phones that allow our clients to check their savings and checking account information, review recent credit card transactions, make payments, transfer funds and obtain information relating to our services.

Build profitability and shareholder return through the constant improvement of our operating efficiency index

     We intend to improve on our levels of operating efficiency by:

  maintaining austerity as the basis of our cost control policy;

  continuously revising internal processes to reduce resource consumption and contribute to our policy of corporate sustainability;

  consolidating the synergies created by our recent acquisitions;

  continuing to reduce our operational costs through investments in technology that will minimize these costs on a per-transaction basis, emphasizing our existing automated channels of distribution, including our telephone, Internet, ATMs; and

  continuing to merge the institutions that we acquire in the future into our existing system in order to eliminate redundancies and potential inefficiencies and improve our gains on scale.

Maintain acceptable risk levels in our operations

     We approach the management of risks inherent in our activities in an integrated manner, a process within our internal controls and compliance structure called "Risk Management Process." This process allows the continuous improvement of our models for risk management and minimizes the existence of loopholes undermining their correct identification and assessment. The process provides a centralized and permanent method for identifying, measuring, controlling, monitoring and mitigating our credit, market, liquidity and operational risks.

     The existence of our integrated risk management and capital allocation committee, a statutory-level committee, guarantees the uniqueness of our risk management process. The committee’s assignment is to advise the board of directors in the adoption of institutional policies, operational guidelines and the establishment of limits for exposure to risks within our consolidated financial statements.

     In addition, we have three executive committees charged with topics related to credit risk, market and liquidity risk and operational risk, and which, amongst other responsibilities, are charged with suggesting limits of tolerance to their respective risks and the design of risk mitigation plans for submission to the integrated risk management and capital allocation committee.

     Finally, we have an independent department dedicated exclusively to global risk management and internal control, the risk management and compliance department, or “DGRC,” which implements and continuously accompanies the directives and processes formulated by our higher-level committees.

     Our internal risk management processes and groups, on par with the best international practices, assure the maintenance of our operational risks at adequate levels and the efficient allocation of our capital, permitting us to obtain competitive advantages.

Expansion of advantageous strategic alliances and selective acquisitions

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

  international banking; and

  asset management services.

     Our diverse client base includes individuals and small, midsized and large companies in Brazil. Historically, we have cultivated a stronger presence among the broadest segment of the Brazilian market, middle and low-income individuals. In 1999, we built our corporate department to serve our corporate clients with annual revenues of R$350 million or more, and our private banking department to serve our individual clients with minimum net assets of R$2 million. In 2002, we created Bradesco Empresas (Bradesco Companies), responsible for corporate clients that have an annual income of between R$30 and R$350 million, with the goal of expanding our business in the middle corporate market sector. In May 2003, we launched Bradesco Prime, a new division of Bradesco offering services to individual clients who either have a monthly income of at least R$6,000 or have R$70,000 available for immediate investment. Bradesco Varejo (“Bradesco Retail”) is our division responsible for the corporate clients that have an annual income lower than R$30 million and the individual clients that have a monthly income lower than R$6,000.

     The following diagram shows the breakdown of our banking activities as of December 31, 2008:

     The following table sets forth selected financial data for our banking segment for the periods indicated:

     The sum of the segments shown in the table below may not correspond to the amounts shown on a consolidated basis, as they do not take into account immaterial activities or inter-segment transactions.

	Year ended December 31,

	2006	2007	2008

	(R$ in millions)
Income statement data:
Net interest income(1)	R$14,750	R$17,188	R$19,054
Provision for loan losses	(3,770)	(4,617)	(6,651)
Non-interest income(1)	9,482	12,403	10,447
Non-interest expense	(15,289)	(18,270)	(20,503)
Income before taxes and minority interest (1)	5,173	6,704	2,347
Taxes on income	(1,348)	(1,877)	1,970
Income before minority interest (1)	3,825	4,827	4,317
Minority interest	1	(28)	(42)

Net Income	R$3,826	R$4,799	R$4,275

Balance sheet data:
Total assets	R$206,870	R$275,400	R$373,908

Selected results of operations data:
Interest income:
Interest on loans	R$20,977	R$22,608	R$33,662
Interest on securities	2,225	2,445	5,576
Interest on federal funds sold and securities purchased under agreements to resell	2,177	3,202	6,465
Interbank deposits	358	441	706
Compulsory deposits with the Central Bank	1,998	1,207	1,489
Others	59	37	38

Interest expense:
Interest on deposits	(6,230)	(5,560)	(9,636)
Interest on federal funds purchased and securities sold under agreements to repurchase	(3,936)	(5,553)	(9,619)
Interest on short-term borrowing and on long-term debt	(2,878)	(1,639)	(9,627)

Net Interest Income	14,750	17,188	19,054

Fee and commission income	R$6,750	R$6,994	R$7,883

_______________________
(1)	Includes income from related parties outside of the banking segment.

Deposit-taking Activities

     We offer a variety of deposit products and services to our customers through our branches, including:

  checking accounts, which do not bear interest;

  investment deposit accounts;

  traditional savings accounts, which currently earn the Brazilian reference rate, the taxa referencial, known as the “TR,” plus 6.2% in annual interest;

  time deposits, which are represented by certificados de depósito bancário (Bank Deposit Certificates, or “CDBs”), and earn interest at a fixed or floating rate; and

  interbank deposits exclusively from financial institutions, which are represented by certificados de depósito interbancário (Interbank Deposit Certificates, or “CDIs”), and earn the interbank deposit rate.

     At December 31, 2008, we had 20.1 million checking account holders, 19.0 million of which were individual account holders and 1.1 million of which were corporate account holders. On that same date, we had 35.8 million saving accounts. As of December 31, 2008, our deposits (excluding deposits from financial institutions) totaled R$163.8 billion and we had a 18% share of the Brazilian savings deposit market, according to the Central Bank.

     The following table sets forth a breakdown by product type of our deposits at the dates indicated:

	December 31,

	2006		2007		2008

	(R$ in millions, except %)
Deposits from Customers:
Demand deposits	R$21,081	25.1%	R$29,423	29.9%	R$28,612	17.4%
Reais	20,763	24.7	29,222	29.7	28,246	17.2
Foreign currency	318	0.4	201	0.2	366	0.2

Savings deposits	27,613	32.9	32,813	33.4	37,768	23.0
Reais	27,613	32.9	32,813	33.4	37,768	23.0

Term deposits/certificates
of deposit	34,941	41.6	35,733	36.3	97,423	59.2
Reais	31,810	37.9	33,658	34.2	90,561	55.1
Foreign currency	` 3,131	3.7	2,075	2.1	6,862	4.1

Total deposits from customers	83,635	99.6	97,969	99.6	163,803	99.6

Deposits from financial institutions	290	0.4	372	0.4	698	0.4

Total	R$83,925	100.0%	R$98,341	100.0%	R$164,501	100.0%

     We offer our clients some additional special services, such as:

  the “Easy-Checking Account,” a combination checking account and savings account in which, after the lapse of a pre-set period (the length of which is determined by regulation), deposited funds earn interest at the same rate as our savings accounts, unlike our ordinary checking accounts, which earn no interest;

  “identified deposits,” which allow our clients to identify deposits made in favor of a third party through the use of a personal identification number; and

  real-time “banking transfers” from a checking, savings or investment account to or between another checking, savings or investment accounts, including accounts at other banks.

Credit Operations

     The following table sets forth a breakdown by product type of our credit operations in Brazil, in each case at the dates indicated:

	December 31,

	2006	2007	2008

	(R$ in millions)
Loans outstanding by product type:
Consumer credit operations	R$29,302	R$40,672	R$36,734
Real estate financing	1,845	3,205	5,308
Loans from Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”)	9,694	12,824	14,480
Other local corporate loans	23,699	31,556	47,736
Agricultural credit	7,399	9,032	10,459
Leasing	3,842	8,097	20,096
Credit Cards	2,652	2,330	2,501
Import and export financings	14,399	17,521	27,480
Other foreign loans	1,546	2,529	2,769
Other public sector loans	62	94	94

Total	94,440	127,860	167,657

Non-performing loans	4,284	5,277	7,178

Total	R$98,724	R$133,137	R$174,835

The following table sets forth a summary of the concentration of our outstanding loans by borrower size.

	December 31,

	2006	2007	2008

Borrower size:
Largest borrower	1.2%	0.7%	1.3%
10 largest borrowers	6.1	5.5	6.5
20 largest borrowers	9.5	9.0	10.4
50 largest borrowers	15.8	15.6	16.9
100 largest borrowers	21.0%	20.6%	22.1%

Consumer Credit Operations

     We provide a significant volume of personal loans to individual customers. This allows us to diminish the impact of individual loans on the performance of our portfolio and helps to build customer loyalty. Such loans consist primarily of:

  short-term loans, extended by our branches to holders of our checking accounts and, within certain limits, through our ATM network. These short-term loans have an average maturity of four months and an average interest rate of 6.0% per month as of December 31, 2008;

  automobile financing loans, which have an average maturity of fourteen months and an average interest rate of 2.3% per month as of December 31, 2008; and

  overdraft loans on checking accounts, which are, on average, repaid in one month and have interest rates varying from 4.8% to 8.6% per month as of December 31, 2008.

     We also provide revolving credit facilities and traditional term loans. At December 31, 2008, we had outstanding advances, overdrafts, automobile financings, consumer loans and revolving credit loans in an aggregate amount of R$36.7 billion, representing 21.0% of our credit portfolio as of that date. On the basis of loans outstanding at that date, we had a 14.7% share of the Brazilian consumer loan market, according to information published by the Central Bank.

     In April 2008, Banco Finasa S.A. was dissolved as a consequence of its merger into Banco Finasa BMC S.A. and all of its assets and liabilities were transferred to Banco Finasa BMC S.A. In April, 2008, the merger of Banco Finasa S.A. into Banco Finasa BMC S.A. was approved by the Central Bank.

     Banco Finasa BMC, our financing subsidiary, has two business lines:

  paycheck deductible loans to (i) INSS retirees and pensioners, (ii) employees of companies controlled by federal, state and municipal governments, (iii) employees of private sector companies, and (iv) CDC of used vehicles and secured transaction loans. Currently, it operates with 883 correspondent banks in all Brazilian states; and

  consumer financing for the purchase of passenger and cargo transportation vehicles and other goods and services, in addition to leasing and personal loans. It runs its sale and promotional activities through its wholly owned subsidiary, Finasa Promotora. As of December 31, 2008, Finasa Promotora operated 156 branches throughout Brazil and had 3,895 employees, 80% of whom were focused on sales promotion.

Real Estate Financing

     At December 31, 2008, we had 41,165 outstanding real estate loans. In 2008, we financed 25.1% of the residential units constructed by the civil construction sector, according to information published by the Central Bank. On December 31, 2008, the aggregate outstanding amount of our real estate loans amounted to R$5.3 billion, representing 3.1% of our loan portfolio.

     Our real estate loans are granted by the Sistema Financeiro Habitacional, which we call the “SFH” or by the Carteira Hipotecária Habitacional, which we call the “CHH,” or by the Carteira Hipotecária Comercial, which we call the “CHC.” Loans from SFH or CHH are made at annual interest rates that vary between 10.5% to 13.5% plus TR for variable installments, or 14.4%, for SFH fixed installments. As of October 2008, we do not grant CHH loans for fixed installments. Loans by the CHC are made at annual interest rates of 16% for variable installments.

     Residential loans of SFH and CHH have stated maturities of five to twenty-five years and commercial loans have stated maturity of up to ten years.

     Our construction loans granted to individuals matures up to 25 years from the termination of the construction with a 2-month grace period. Payments are made on a floating rate basis of TR plus an annual interest rate of 12% for the SFH loans, or 14.4% annual fixed interest rates for properties evaluated at up to R$350,000.

     We also extend financing to corporate plans under the SFH. These loans are for construction purposes and typically have a maturity of up to 36 months from the completion of the construction and repayment begins within three years after the approval of the construction. We make these loans on a floating-rate basis of TR plus an annual interest rate of 12% during the construction stage for SFH loans, and TR plus an annual interest rate of 15% for CHH loans.

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

On-lending of BNDES Loans

     The Brazilian government has a program to provide government-funded long-term loans with below-market interest rates to sectors of the economy that it has targeted for development. We borrow funds under this program from either (i) Banco Nacional de Desenvolvimento Econômico e Social, which we call “BNDES,” which is a Brazilian development bank wholly owned by the federal government, or (2) Agência Especial de Financiamento Industrial—Finame, which we call “Finame,” the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on the loans based on the borrowers’ credit. Although we bear the risk for these on-lending transactions before BNDES and Finame, they are always secured.

     According to BNDES, in 2008, we disbursed R$8.924 billion, 45.6% of which was loaned to micro-, small- and medium-sized companies. Our on-lending portfolio was R$14,480 billion on December 31, 2008, representing 8.3% of our credit portfolio at that date.

Other Corporate Lending

     We provide traditional loans for the ongoing needs of our corporate clients. We had R$47.7 billion of outstanding corporate loans, accounting for approximately 27.3% of our credit portfolio at December 31, 2008. We offer a range of loans to our Brazilian corporate clients, including:

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

     These lending products generally bear an interest rate of between 1.8% and 7.1% per month.

Agricultural Loans

     We extend loans to the agricultural sector by financing demand deposits, BNDES on-lendings and our own resources, in accordance with Central Bank regulations. At December 31, 2008, we had R$10.5 billion in outstanding agricultural loans, representing 6.0% of our credit portfolio. In accordance with Central Bank regulations, we extend loans using funds from our compulsory deposits at a fixed rate. The annual fixed rate was 6.75% at December 31, 2008. The maturity of these loans generally matches agricultural cycles and the principal becomes due at the time a crop is sold, except BNDES agricultural on-lendings, which are valid for up to a five-year term and require repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

     Since October 14, 2008, Central Bank regulations require us to use at least 30% of our checking account deposits to provide loans to the agricultural sector. If we do not meet the 30% threshold, we must deposit the unused amount in a non-interest-bearing account with the Central Bank. For the agricultural cycles period from November 2008 to June 2009, we used 30% of our checking deposits to provide agricultural loans.

Micro Credit

     We extend micro credit to low-income individuals and small companies, in accordance with Central Bank regulations requiring that banks direct 2% of their cash deposits to provide such loans. We began extending such micro credits in August 2003. On December 31, 2008, we had 43,678 micro credit loans outstanding, totaling R$21.774 million.

     In accordance with Central Bank regulations, most micro credit loans have a maximum effective interest rate of 2% per month. However, micro credit loans for business directed towards a specific production have a maximum effective interest rate of 4.0% per month. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$1,000 for individuals in general, (ii) R$3,000 for individuals developing certain professional, commercial or industrial activities, and (iii) R$10,000 for micro companies with pre-defined production. In addition, terms of micro credit loans cannot be shorter than 120 days, and the loan granting fee must vary from 2.0% to 4.0% of the value of the credit raised.

Leasing Operations

     According to ABEL, as of December 31, 2008, the value of our outstanding leases was one of the largest among private leasing operations in Brazil, as measured by the discounted present value of our leasing portfolio. In addition, the aggregate discounted present value of the leasing portfolios of leasing companies in Brazil on December 31, 2008 was R$110.5 billion, of which we had a market share of 18.5% .

     On December 31, 2008, we had 651,507 outstanding leasing agreements totaling R$20.1 billion, representing 11.5% of our credit portfolio.

     The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

     Most of our leases are financial (as opposed to operational). Our leasing operations primarily involve the leasing of cars, trucks, material handlers, aircraft and heavy machinery. On December 31, 2008, 88.6% of our outstanding leases were automobile leases; in the Brazilian leasing market as a whole, compared to 88.64% of leases were automobile leases.

     On December 31, 2008, we conducted our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Banco Finasa BMC.

     We obtain funding for our leasing operations primarily through the issuance of debentures and notes in the domestic market. At December 31, 2008, Bradesco Leasing had R$42.458 billion of unsecured short-term debentures outstanding in the domestic market. These debentures will mature in 2025 and bear monthly interests at the CDI.

Terms of Leasing Agreements

     Financial leases represent a source of medium- and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions with respect to goods with an average life of five years or less, and 36 months for transactions with respect to goods with an average life greater than five years. There is no legally imposed maximum term for leasing contracts. At December 31, 2008 the remaining average maturity of contracts in our lease portfolio was 44 months.

Credit Cards

     We issued Brazil’s first credit cards in 1968, and as of December 31, 2008, we were one of Brazil’s largest independent credit card issuers, with 20.4 million credit cards and 13.3 million private label cards issued. We offer Visa, American Express, MasterCard and Private Label credit cards to our clients. As of December 31, 2008, our credit cards were accepted in over 170 countries.

     Our partnership with the American Express Company has permitted us to successfully operate their credit cards and other related products in Brazil. Notable amongst these operations are the exclusive offers of the Centurion line of cards, which includes the Membership Rewards Program, and management of the network of establishments under contract with Amex Cards.

     In addition, through Fidelity Processadora e Serviços S.A., a partnership we entered into with Fidelity National and Banco ABN AMRO Real, in 2006 for providing credit card services, we currently rank as one of Brazil’s largest service providers of processing, customer services management and support activities.

     We earn revenues from our credit card operations through:

  fees on purchases carried out in commercial establishments;

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

  cards issued, and restricted for use, in Brazil;

  credit cards accepted nationwide and internationally;

  credit cards directed toward high-net-worth customers, such as “Gold”, “Platinum” and “Infinite/Black” Visa, American Express and MasterCard. The highlights are the benefits of the Fidelity Programs, among which the Membership Rewards;

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

  private label credit cards, which exclusively target retail clients in efforts to leverage the loyalty of our business and individual clients, and which may or may not have a flag for use outside the commercial establishment;

  “GiftCard,” which is a prepaid card sold as a gift to individuals;

  SMS - Bradesco Message Service, which allows the credit card holder to receive a text message in their mobile phone informing them that a transaction with its respective credit card has been made;

  CPB - Bradesco Ticket Card, a virtual card focused on the management and control of plane ticket expenses for corporations;

  Bradesco Transportation Card, aimed at transportation companies, shipping companies, risk management companies and truck drivers, with multiple functions of prepaid and debit in account;

  “Blue Credit Cards,” a credit card with a modern shape, offering special benefits for American Express clients with upscale lifestyle;

  “FixCard,” with a reduced fee that enables the card user to plan his/her monthly expenditure payment;

  Flex Car Visa Vale Card is a prepaid card that offers the client more practical payment options for vehicle related expenses, such as fuel, parking, etc., with the company determining the maximum credit available to each employee;

  Payment of invoice in up to 12 fixed installments, with specific charges per type of card.

  Seguro Proteção Desemprego Bradesco (Bradesco Unemployment Protection Insurance) settles or amortizes the amount due on the participant’s credit card in the event of involuntary unemployment (for employed professionals) or permanent or temporary physical disability (for self-employed workers or professionals). Coverage varies by plan;

  Seguro Cartão Super Protegido Premiável Bradesco (Bradesco Unauthorised Purchase Protection Insurance) settles or amortizes the amount due on the participant’s credit card, excluding cash withdrawals, resulting from loss, robbery or theft of the credit card. This protection encompasses the 7-consecutive-day period (168 hours) prior to the notification of the event, up to the credit card limit, with ceiling of R$50,000;

  Troco Fácil, a cash-back service provided by Bradesco, Banco do Brasil and Banco Real, which allows the client to request cash back when purchasing with the card;

  Contactless branded card, which allows the client to simply place the card close to the reader for the payment to be processed; and

  We are authorized to accredit establishments under the Visa, American Express and Mastercard systems in our branches, in addition to providing transfers to the branch where the holder maintains its accounts.

     As of December 31, 2008, we had more than 67 partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our clients, thereby offering our credit card customers banking products, such as financing and insurance services.

     Bradesco has had a long-term interest in environmental matters. In 1993, we launched the SOS Mata Atlântica card, which allocates a portion of its revenues to environmental causes, and in 2008, we launched the Amazonas Sustentável credit card, the first credit card made of recycled plastic. A portion of its revenues will be transferred to Fundação Amazonas Sustentável.

     In 2007, we entered into an agreement with the State of Amazonas to donate R$70 million to Fundação Amazonas Sustentável (Sustainable Amazonas Foundation) within five years. A portion of this project will be funded through the allocation of some of the revenues generated by our social-purpose credit card operations.

     The following table sets forth a breakdown of credit cards we issued in Brazil for the years indicated:

	2006	2007	2008

	(millions)
Card Base:
Credit	13.0	17.6	20.4
Private Label	4.9	9.7	13.3
Debit	40.1	43.2	48.0

Total	58.0	70.5	81.7

Revenue (R$):
Credit	23,233	32,775	39,738
Private Label	1,244	4,122	4,524
Debit	14,243	16,787	21,159

Total	38,720	53,684	65,421

Number of Transactions:
Credit	293.8	393.7	470.9
Private Label	15.9	53.2	61.6
Debit	309.5	351.6	423.4

Total	619.2	798.5	955.9

Debit Cards

     Customers who hold Bradesco Visa Electron debit cards can use them to make purchases at establishments and obtain advances at the BDN network in Brazil and the Visa Plus network worldwide. The amount paid is withdrawn from the cardholder’s Bradesco account, eliminating the inconvenience and bureaucracy of a check. The total income from debit cards was R$21.2 billion in 2008, a 26.0% increase as compared with the same period in 2007, which was the result of an increase in the client base and the preference for this type of payment.

Prepaid cards

     In 2008, together with other card issuers and Visa International, we actively participated in the distribution of Visa Vale cards, accounting for 43.3% of all sales in the benefits-vouchers sector in 2007.

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

     These electronic solutions include: (i) collection and payment services; (ii) provision of on-line resource management; (iii) a system which allows our clients exclusively to electronically pay taxes and other contributions due to governmental or public entities; and (iv) payment of utility bills.

     In addition to these electronic solutions, we offer services to facilitate our clients’ business development, providing customized solutions. These services contribute to the productivity of our other businesses.

     We also earn revenues through the payment of taxes on collection services and payment processing services, as well as upon transfers of funds received until their availability to the beneficiary.

Global Cash Management

     The global cash management concept provides solutions regarding the cash management of multinational companies operating in Brazil and/or domestic companies operating abroad.

     Bradesco’s Global Cash Management provides payment, deposits and treasury management functionalities to companies aiming at regionally or globally centralizing their cash, by means of partnerships with banks present in several locations worldwide, using modern tools for its operations.

Charging and Other Receivables

     In 2008, we processed 592.9 million receivables through our online collection system, checks custody service, deposits at tellers (identified deposits) and credit orders via our teleprocessing system (credit order by teleprocessing or COT), a 7.5% increase as compared with the same period in 2007.

Collections

     In 2008, we processed payments of 383.2 million related to taxes and other contributions due to governmental or public entities as well utilities bills, a 7.0% increase as compared with the same period in 2007.

Check-Custody Services

     On December 31, 2008, our post-dated check-custody service totaled R$4.2 billion, a 1.9% increase as compared with the same period in 2007. Under the post-dated check system, our clients pay for goods and services with bank checks dated with a future date. Sellers deposit the post-dated check on the future date, effectively extending the time in which the payment must be made. We hold such checks in custody for our clients to facilitate the control of the document in the period between when the check is written and when it is deposited in the recipient’s account.

Suppliers and Taxes Online Payment

     In 2008, we processed over 214.2 million online financial payments and transfers, a 25.7% increase as compared with the same period in 2007. We offer our corporate clients electronic payment services, which allow them to make financial payments and transfers to their suppliers and creditors, including payment of taxes.

Productive Chain Solutions

     In the current market, we believe that is essential that the companies, besides operating together in an activity segment, work together for better results. In this context, we have placed itself and also worked as “The Productive Chains Bank,” attempting to be present in all stages of the productive process, coming up with solutions, products, services and partnerships that meet the needs of all members of the Productive Chains, whether they are suppliers, distributors, clients or other.

Public Authority Solutions

     Public administration also requires agility and technology in its every-day activities. In order to serve this market, we have a specific area and offer specialized services to entities and bodies of the Executive, Legislative and Judiciary branches, at the federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (Army, Navy and Air Force) and the auxiliary forces (Federal, Military and Civil Police) and notary officers and registries, identifying business opportunities and structuring customized solutions.

     An exclusive website was developed for these clients and presents the federal, state and municipal governments with corporate, payments, receipts, human resources and treasury solutions, meeting the needs and expectations of the Executive, Legislative and Judiciary Branches. The portal also has an exclusive place for public employees and military policemen with all the products and services we make available for these clients.

     The relationship occurs by means of exclusive service platforms located nationwide, with specialized relationship managers to provide services to these clients, bringing a close relationship to conquer new business and establishing a consolidated presence with the Public Authority.

Administrative Services and Human Resource Solutions

     We offer our corporate clients several electronic solutions for management of human resources and administrative services, including payroll processing, employee checking accounts and the “company card” for the payment of business trips and other company-related expenses. Once employees receive their salaries through this system, they may take advantage of special credit lines, special conditions for rates, fees, products and services and access our broad ATM network.

Capital Markets and Investment Banking Services

     Banco Bradesco BBI S.A., which we call “BBI”, is the company responsible for the development of operations in the fixed and variable income, structured operations, mergers and acquisitions and project finance segments.

Variable Income

     In December 2008, according to ANBID’s Origination and Distribution ranking, BBI ranked 6th by volume in the domestic variable income market. In 2008, a year characterized by a significant decrease in public equity offerings, we were the coordinators and joint-bookrunners in the public equity offerings of Cia. Vale do Rio Doce in the amount of R$19.4 billion; of Gerdau S.A. in the amount of R$2.9 billion; and of Metalúrgica Gerdau S.A. in the amount of R$1.5 billion.

Fixed Income

     In December 2008, according to ANBID’s Origination and Distribution ranking, BBI ranked second by volume in consolidated fixed income in the domestic market. As of January 2008, the consolidated fixed income ranking comprises the sum of short-term fixed income, long-term fixed income and securitization (Fundo de Investimento em Direitos Creditórios (Investment Funds in Credit Rights), known as “FIDCS,” and Certificado de Recebíveis Imobiliários (Real Estate Receivable Certificates), known as “CRIs”) in the domestic market.

Structured operations

     BBI develops structures used to segregate credit risks through securitization, using SPEs, loan assignments with shared risk and medium- and long-term financing, based on receivables and/or other collateral. Additionally, BBI has an outstanding position in acquisition finance.

Mergers and Acquisitions

     BBI advises clients on mergers, acquisitions, joint ventures, corporate restructuring and privatization operations. The value of these operations in 2008 exceeds R$37 billion.

Project Finance

     BBI has a solid track record playing the role of financial advisor and financial structurer for several projects in the project and corporate finance categories, always seeking the best financing solution for projects in several sectors of the economy. BBI has an excellent relationship with several different promotion agencies, such as BNDES, BID and IFC.

Brokerage and Trading Services

     Through our wholly-owned subsidiary Bradesco S.A. Corretora de Títulos e Valores Mobiliários, which we refer to as “Bradesco Corretora,” we trade futures, options and corporate and Brazilian government securities on behalf of our customers. The clients of Bradesco Corretora include high net worth individuals, large companies and institutional investors.

     During 2008, Bradesco Corretora traded more than R$71.4 billion in the BM&FBovespa equities market and, according to BM&FBovespa, was ranked twelfth in Brazil in terms of total trading volume.

     In addition, in the same period, Bradesco Corretora traded approximately 4,523,000 futures, swaps, options and other contracts, with a total value of R$359.177 million, on the BM&FBovespa. According to the BM&F, in 2008 Bradesco Corretora was ranked 23rd in the Brazilian market, in terms of the number of options, futures and swaps contracts executed. With more than 40 years of experience in capital markets, Bradesco Corretora was the first brokerage firm in the market to make available to its clients the direct market access, which we call “DMA.” DMA is an innovative order routing service via computer, which allows the investor to carry out asset purchase and sale operations directly in BM&FBovespa’s market with all convenience and security, without leaving home or office. Through DMA, Bradesco Corretora also provides:

  more autonomy when investing, i.e., the client himself controls the execution of his orders, with no intermediaries and full confidentiality;

  quick and convenient service, sending an automatic confirmation of executed orders; and

  online market follow-up, enabling the prompt identification and a better use of good business opportunities.

     Bradesco Corretora has sixty-one brokers covering retail investors and assisting our branch managers, eight brokers dedicated to Brazilian and foreign institutional investors and ten brokers dedicated to the BM&FBovespa. Bradesco Corretora has eleven traders on BM&FBovespa’s floor and three floor assistants. Our branch managers are charged with the task of marketing the services that Bradesco Corretora offers.

     Bradesco Corretora offers its clients the ability to trade securities via the Internet through its “ShopInvest” service. In 2008, trading through “ShopInvest” totaled R$24,434 million, corresponding to 7.4% of all transactions carried out through the Internet on BM&FBovespa and ranking Bradesco Corretora as the 2nd largest Internet trader in the Brazilian market.

     Bradesco Corretora offers its clients complete investment analysis service with coverage of the main sectors and companies in the Brazilian market. We started covering seven companies in the second half of 2008, incorporating twenty new companies in 2008 in our coverage, a process that will continue next year. There are nineteen sector specialists (senior analysts and assistants) on our analyst team. They disclose their opinions to clients with followup reports and share guides with a wide basis of projections and multiples of comparison. In addition to the analysis of our team of economists, Bradesco Corretora has its own economic team dedicated to the specific demand of its clients, focusing on the stock market.

     With Projeto Sala de Ações (Share Rooms Project) our clients have access to professionals qualified to give them advice on potential stock purchases and sales on the BM&FBOVESPA. Our ever-expanding network of share rooms currently consists of 19 share rooms located throughout Brazil. With this service, Bradesco Corretora aims at direct customer service and a closer relationship with the client, training and certificating its employees in a range of operations including structured operations, and attracting new clients. This channel is also very profitable and welcomed by the investor. It helps to bring together our network of branches, creating loyal clients and concentrating their funds with us. Thirty share rooms are estimated to be implemented by the end of 2009 and forty by the end of 2010 in strategic locations of Brazil.

     We also offer our clients the Direct Treasury Program, which allows individual clients to invest in Federal Public Securities through the Internet by registering with Bradesco Corretora through our website.

     Bradesco Corretora also offers its services as a representative of non-resident investors in transactions carried out in the financial and capital markets, in accordance with the terms of CMN Resolution 2,689, which we refer to as “Resolution 2,689.” For more information regarding Resolution 2,689 see “Item 10. Additional Information—Exchange Controls.”

Share, Custody and Controlling Services

     In 2008, we were one of the main service providers for capital markets and the national leader in qualified custody, according to the ANBID ranking. With a modern infrastructure and a specialized team, we believe we supply qualified services for capital markets related to the bookkeeping of assets (shares, Brazilian depositary receipts, known as “BDRs,” investment fund quotas, CRIs and debentures), qualified custody of securities, custody of shares underlying depositary receipts, known as “DRs,’ controllership of investment funds and managed portfolios, FIDCs and Fundos de Investimento em Participações (Equity Investment Funds). We are a qualified administrative bank, qualified depositary and compensation agent.

     We submit our processes to the Quality Management System ISO 9001:2000 and GoodPriv@cy certifications. We have 13 certifications related to data privacy and quality.

     As of December 31, 2008:

  Book-entry assets

  - our system for registered shares had 231 companies, with a total of 3 million shareholders;

  - our system for registered debentures had 78 companies with a total market value of R$123.585 billion;

  - our system for registered quotas had 102 investment funds with a market value of R$8.893 billion; and

  - we administered three BDR registered programs, with a market value of R$128.140 million.

  Custody and Controlling Services

  - our custodial services clients (funds, portfolios, receivables, DR and mutual funds) had total assets in custody of R$382.275 billion, as per the methodology adopted by the ANBID ranking;

  - we act as custodian for thirteen DR registered programs, with a market value of R$49.791 billion; and

  - R$453.067 billion represented the total net worth of the 7,811 investment funds and portfolios that used our controllership services.

Investment Banking Activities

     In February 2006, we incorporated Banco Bradesco BBI S.A., which we call “Bradesco BBI,” to be our investment bank and operate in the capital markets, mergers and acquisitions, project financing, structured operations and treasury areas. Bradesco BBI provides services regarding origination, structuring of business, asset management and distribution, financial flow of funds and inventory of clients. In addition, Bradesco BBI manages the operations of Bradesco Corretora and Bradesco Securities Inc.

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

     Our international operations are coordinated by our exchange department and supported by twelve operational units in Brazil, in addition to thirteen foreign exchange platforms located in Brazil’s principal exporting and importing centers.

Revenues from Brazilian and Foreign Operations

     The table below provides a breakdown of our revenues (interest income plus non-interest income) arising from our operations in Brazil and overseas for the periods indicated:

			December 31,

	2006		2007		2008

	(R$ in		(R$ in		(R$ in
	millions)	(%)	millions)	(%)	millions)	(%)
Brazilian operations	R$53,388	98.6%	R$59,506	98.5%	R$76,050	98.4
Overseas operations	736	1.4	884	1.5	1,248	1.6

Total	R$54,124	100.0%	R$60,390	100.0%	R$77,298	100.0%

Foreign Branches and Subsidiaries

     Our foreign branches and subsidiaries are principally engaged in financing Brazilian companies seeking external trade financing. Bradesco Luxemburg also provides services to the private banking segment. With the exception of Bradesco Services Japan and Bradesco Trade Services, our branches abroad are allowed to receive deposits in foreign currency from corporate and individual clients and extend credit to Brazilian and non-Brazilian clients. The total assets of the foreign branches, excluding transactions between related parties, were R$24.9 billion as of December 31, 2008 totally denominated in currencies other than the real.

     In October 2007, we indirectly acquired the Grand Cayman branch of BMC, as a result of our acquisition of its parent company. On December 31, 2008, Banco Mercantil de Crédito’s Grand Cayman branch had R$0.5 million in assets.

     The funding necessary for foreign trade financing is obtained from the international financial community by means of credit lines granted by correspondent banks abroad. In addition to the traditional funding source of correspondent banks, we have raised through the public and private issue of debt securities in the international capital markets US$1.7 billion in 2008. In 2008, we assumed US$2.2 billion in credit lines to finance Brazilian exports through auctions in foreign currency promoted by the Brazilian Central Bank.

     Bradesco Argentina. With a view to expanding our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, the general purpose of which is to extend financing, largely to Brazilian companies established in Argentina and, to a lesser extent, to Argentinean companies doing business with Brazil. In order to start its operations, we capitalized Bradesco Argentina with R$54.0 million from March 1998 to February 1999, and on May 29, 2007, we carried out an additional capitalization of R$27.2 million. At December 31, 2008, Bradesco Argentina recorded R$83.3 million as total assets.

     Bradesco Luxemburgo. In April 2002, we acquired the total issued and outstanding shares of Banque Banespa International S.A. in Luxembourg and changed its name to Banco Bradesco Luxembourg S.A. In September 2003, Mercantil Luxembourg was merged into Banco Bradesco Luxembourg and Banco Bradesco Luxembourg was the surviving entity. On December 31, 2008, the total assets of this subsidiary were R$1.6 billion.

     Bradesco Services Japan. In October 2001, we incorporated Bradesco Services Japan to provide specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil. At December 31, 2008, its total assets were R$1.5 million.

     Bradesco Trade Services. A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we formed on January 23, 2007, in Hong Kong, in partnership with the Standard Chartered Bank.

     Bradesco Securities (U.S. and U.K.). Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States and England.

  Bradesco Securities U.S. focus is on facilitating the purchase and sale of shares, primarily in the form of ADRs. The company is also authorized to deal with bonds, commercial paper and deposit certificates, among other securities, and to provide investment advisory services. Currently, we have more than ninety ADR programs for Brazilian companies that trade on the New York Stock Exchange. On December 31, 2008, Bradesco Securities U.S. had assets of R$58.4 million; and

  Bradesco Securities U.K.’s focus is the intermediation of variable and fixed income operations of Brazilian companies for global institutional investors. The authorization for operation was granted to Bradesco Securities U.K. on May 16, 2008. On December 31, 2008, Bradesco Securities UK had equity amounted to R$12.9 million.

     Cidade Capital Markets. In February 2002, Bradesco, through BCN, acquired Cidade Capital Markets in Grand Cayman, as part of the acquisition of its parent company in Brazil, Banco Cidade. At December 31, 2008, Cidade Capital Markets had R$87.6 million in assets.

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

     Our foreign trade portfolio is funded primarily by credit lines with banking correspondents. We maintain relationships with various North American, European, Asian and Latin American financing institutions for this purpose, relying on our network of approximately 1,000 banking correspondents abroad, 103 of which granted funding facilities at the end of 2008.

     At December 31, 2008, the balance of our export financing transactions was R$24.1 billion and the balance of our import financing transactions was R$3.4 billion. The volume of our foreign exchange contracts for exports reached US$42.9 billion, a 9.4% increase over 2007. In 2008, the volume of our foreign exchange contracts for imports reached US$22.4 billion, a 29.5% increase over 2007. In 2008, based on information made available by the Central Bank, we had a 22.2% market share in the Brazilian export market, and a 16.0% market share in the Brazilian import market.

     The following table sets forth the composition of our foreign trade asset portfolio at December 31, 2008:

December 31, 2008

Export financing	(R$ in millions)
Advance on foreign exchange contracts – undelivered bills	R$10,302
Advance on foreign exchange contracts – delivered bills	1,477
Export prepayment	6,455
Onlending of funds borrowed from BNDES/EXIM	2,348
NCE/CCE (Exports Credit Note/ Exports Credit Certificate)	3,548

Total export financing	24,130

Import financing
Import financing - Foreign currency	1,970
Imports draft export	1,380
Total import financing	3,350

Total foreign trade portfolio	R$27,480

Other Foreign Exchange Products

     In addition to foreign trade financing, we offer our customers other exchange services and products, such as:

  purchasing and selling of travelers’ checks and foreign currencies;
  cross border money transfers;
  exports advanced receipt;
  bills of clients domiciled abroad in domestic currency;
  transfer of available funds to our customers’ bank accounts located abroad;
  collecting import and export receivables;
  cashing checks that are denominated in foreign currency; and
  structuring transactions in foreign currency by means of our units abroad.

Private Banking Services

     Bradesco Private Banking makes available for its high net worth individual clients liquid assets in excess of R$2.0 million for investments, an exclusive range of products and services, including assistance in asset allocation and tax succeeding advice.

Asset Management

     We manage third-party assets by means of:

  mutual funds;

  individual and corporate investment portfolios;

  pension funds, including assets guaranteeing the technical reserves of Bradesco Vida e Previdência;

  insurance companies, including assets guaranteeing the technical reserves of Bradesco Seguros; and

  FIDCs.

     At December 31, 2008, we had R$187.2 billion of assets under management, R$145.8 billion of which were managed by Bradesco Asset Management and R$41.4 billion of which were in third party funds related to the fiduciary administration, custodial and controlling services of BEM Distribuidora de Títulos e Valores Mobiliários Ltda., which we call “BEM DTVM.”

     At December 31, 2008, we offered 807 funds and 209 portfolios to over 3.3 million investors. We also offer a range of fixed asset, floating rate, money market and other funds. Currently we do not offer investments in highly leveraged funds.

     The following tables set forth the distribution of assets among our funds under management, the number of customers and the number of funds and customer portfolios as of the dates indicated:

	Distribution of Assets (1)

	As of December 31

	2007	2008

	(R$ in millions)	(R$ in millions)
Mutual Funds:
Fixed income	143,214	155,365
Variable income	14,169	10,797
Third party share funds	6,580	4,857

Total	163,963	171,019

Managed Customer Portfolios:
Fixed income	4,952	8,484
Variable income	7,645	6,881
Third party share funds	926	767

Total	13,523	16,132

Overall Total	177,486	187,151

	As of December 31

	2007		2008

	Quantity	Number of	Quantity	Number of Quota
		Quota		holders
		holders

Mutual Funds	666	3,312,565	807	3,281,540
Portfolio	121	540	209	568

Overall Total	787	3,313,105	1,016	3,282,108

     Our products are distributed through our network of branches, our telephone banking services and our Internet-based investment site—ShopInvest.

Consortia

     In Brazil, persons or entities that wish to acquire certain goods can form a group, known as a “consortium,” in which the members pool their resources to assist each other with the purchase of certain consumer goods. The purpose of a consortium is to acquire goods, and Brazilian law forbids the formation of consortia for investment purposes.

     In January 2003, our subsidiary Bradesco Consórcios initiated the sale of consortium memberships, known as “quotas,” to our clients. Since May 2004, Bradesco Consórcios has been the leader in the real estate segment and since December 2004, it has also been the leader in the vehicle segment. On December 31, 2008, Bradesco Consórcios registered total sales of over 349,095 quotas, with a total billed amount of approximately R$13.1 billion and a net profit income of R$177.6 million. Bradesco Consórcios acts as the administrator for the consortia, which are formed to purchase real estates, automobiles, trucks, tractors and agricultural equipments.

Insurance, Pension Plans and Certificated Savings Plans

     The following diagram shows the principal elements of our insurance, pension plans and certificated savings plans segment as of December 31, 2008:

     The following table sets forth selected financial data for our insurance, pension plans and certificated savings plans segment for the periods indicated. The total amounts per segment shown in the table may not correspond to the amounts shown on a consolidated basis, as they do not take into account immaterial activities or inter-segment transactions.

	As of and for the year ended December 31,

	2006	2007	2008

	(R$ in millions)
Income statement data:
Net interest income(1)	R$6,476	R$6,577	R$6,295
Non-interest income(1)	10,307	11,292	12,932
Non-interest expense	(13,407)	(13,949)	(14,901)

Income before taxes and minority interest(1)	3,376	3,920	4,326
Tax on income	(918)	(1,287)	(1,545)

Income before minority interest(1)	2,458	2,633	2,781
Minority interest	(16)	(19)	(89)

Net Income(1)	R$2,442	R$2,614	R$2,692

Balance sheet data:
Total assets	R$61,208	R$73,028	R$69,197
Selected results of operations data
Insurance premiums:
Premiums of life insurance and personal accidents	1,779	1,822	2,799
Health insurance premiums	3,918	4,246	5,259
Automobile, property and casualty insurance premiums	2,424	2,775	2,905

Total	R$8,121	R$8,843	R$10,963

Pension plan income	791	555	710
Interest income from insurance, pension plans, certificated savings plans and pension investment contracts	6,476	6,577	6,295
Changes in technical provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(4,199)	(4,981)	(4,225)
Insurance claims	(6,124)	(6,012)	(7,391)
Pension plan operating expenses	R$(560)	R$(478)	R$(482)

________________________
(1)	Includes income from related parties outside the segment.

Insurance

     We offer insurance products through a number of different entities, which we refer to, collectively, as Grupo Bradesco de Seguros e Previdência. Grupo Bradesco de Seguros e Previdência was the largest insurer group in Brazil in 2008 based on total revenues and technical provisions, according to information published by SUSEP and ANS in December 2008. Grupo Bradesco de Seguros e Previdência provides a wide range of insurance products, both on an individual basis and to corporate clients. Its products include health, life, accident, automobile and property and casualty insurance. According to the annual publication of Fundacion Mapfre in Spain, Grupo Bradesco de Seguros e Previdência was the greatest insurance and pension plan group in Latin America in 2007.

Health Insurance

     Health and dental care insurance insures policyholders for medical and odontological expenses. We offer our health and dental care insurance through our subsidiary Bradesco Saúde. At December 31, 2008, Bradesco Saúde had 3.5 million health and dental policyholders, including holders of corporate insurance plans and individual/family plans. Approximately 25,000 companies in Brazil have health insurance policies underwritten by Bradesco Saúde, including 35 of the country’s 100 largest companies.

     Bradesco Saúde currently has one of the largest health insurance networks. As of December 31, 2008, it included 9,169 laboratories, 10,631 specialized clinics, 14,326 physicians, 3,138 hospitals, 2,268 dental clinics and 8,031 dentists located throughout the country.

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

     Among mass basic insurance lines for individual clients, the residential ticket is a product that has a relatively affordable cost and high profitability. For corporate clients, Bradesco Auto/RE offers Bradesco Seguro Empresarial, which is tailored to meet our clients’ needs in accordance with their business. For corporate basic and liability insurance lines, Bradesco Auto/RE has an exclusive highly specialized team that provides large business groups with services and products that are tailor-made to the specific needs of each policyholder. In this segment, the transportation, engineering and operational risks, named and oil insurance policies are the most traded lines.

     In 2008, Bradesco Auto/RE had 1.3 million insured automobiles and 924 thousand basic lines policies and tickets. Bradesco Auto/RE is one of the main insurers in Brazil.

Sales of Insurance Products

     We sell our insurance products through exclusive brokers in our branch network, as well as through non-exclusive brokers throughout Brazil. Bradesco Seguros pays the brokers’ fees on a commission basis. At December 31, 2008, 27,744 brokers offered our insurance policies to the public. We also offer certain automobile, health, property and casualty insurance products directly through our website.

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

     The profitability of personal automobile insurance partially depends on the identification and correction of disparity between premium levels and the expected claim costs. The premiums charged for damage insurance to vehicles considers, among other factors, the value of the insured automobile; consequently, the premium levels partially reflect the sales volume of new automobiles.

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

Reinsurance

     Brazilian regulations set retention limits on the amount of risks insurance companies may underwrite without having to purchase reinsurance. In accordance with such regulations, Grupo Bradesco de Seguros e Previdência reinsures with the IRB all the risks it underwrites for which the insured amounts exceed the retention limits. In addition, Grupo Bradesco de Seguros e Previdência also reinsures all risks for which reinsurance is recommended by technical-actuarial decisions, in order to minimize the risks of our portfolio.

     On January 15, 2007, the Brazilian Congress enacted the Supplementary Law 126, which extinguished the monopoly of IRB by creating the open reinsurance market to competition in Brazil.

     On December 17, 2007, CNSP issued rules over the requirements to be met by the reinsurance companies for receiving reinsurance assignments originated in Brazil. CNSP established through (i) Resolution 168, rules applicable to reinsurance, retrocession and intermediation activities; (ii) Resolution 169, minimum capital required for the authorization of local reinsurance companies to operate; (iii) Resolution 170, requirements for additional capital in accordance with underwriting risks; (iv) Resolution 171, rules and procedures for the recording of the technical provisions; (v) Resolution 172, retention limits of such companies; and (vi) Resolution 173, provisions applicable to reinsurance brokerages.

     In addition, the Resolution 168, which became effective 120 days as of December 19, 2007, authorized IRB to continue to exercise its reinsurance and retrocession activities, without continuing solutions or government requirement and authorization. This Resolution qualified it as local reinsurance company and granted it the additional 180-day term to comply with the provisions set forth in the Resolution 168. Through Resolution 189, published on October 13, 2008, CNSP extended this additional term (which had been set to expire in mid October 2008), until December 31, 2008, and enabled IRB to continue its operations without continuing solutions. The term was extended through January 2009.

     With Decree 6,499 of July 1, 2008, the President of Brazil established maximum assignment limits to eventual reinsurance companies by local insurance companies as well as to local reinsurance companies, regulating one of the pending issues.

     Throughout 2008, Susep granted the right to operate in the Brazilian market to 35 reinsurance companies, including Loyd’s, to over 70 labor unions and approximately 30 reinsurance brokerage firms authorized to intermediate reinsurance and retrocession operations.

     In 2008, Grupo Bradesco de Seguros e Previdência reinsured approximately R$325 million in insurance risks. Although reinsurance companies are liable for any risks they reinsure, the insurance companies remain primarily responsible as the direct insurers on all reinsured risks.

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

     Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions are VGBL and PGBL and are exempted from withholding taxes on income generated by the fund portfolio. For income tax purposes, PGBL allows the participants to deduct their taxable income by the amount of their pension plans contributions, up to a limit of 12% of their overall gross income. Participants in these types of funds are taxed upon redemption of their shares, or reception of benefits.

     As of December 31, 2008, Bradesco Vida e Previdência accounted for 34.4% of the supplementary pension plan market and the VGBL market in terms of contributions, according to Fenaprevi. On December 31, 2008, the pension funds managed by Bradesco Vida e Previdência accounted for 36.5% of VGBL, 24.8% of PGBL and 33.7% of traditional pension plans in Brazil, according to Fenaprevi. On December 31, 2008, Bradesco Vida e Previdência accounted for 37.6% of all supplementary pension plan assets under management, 39.0% of VGBL, 26.3% of PGBL and 46.9% of traditional private pension plan, according to Fenaprevi.

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

     Our revenues from pension plan management and VGBL have risen by an average of 14.5% over the past five years, in large part due to increased sales of our products through our branch network.

     We manage pension plans and VGBL covering more than 1.974 million participants, 70.3% of whom are members of individual plans, and the remainder of whom are individual members of corporate plans. Corporate plans account for approximately 33% of our technical reserves.

     Under VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12% of the participant’s taxable income. Under applicable law, the redemption and the benefits realized are subject to a withholding tax. VGBL participants may not deduct their contributions from their income taxes. Should the benefits be redeemed and/or deposited, the taxation will be levied on these benefits, pursuant to current legislation.

     Companies in Brazil can establish VGBL, PGBL and Fundo de Aposentadoria Individual (Individual Retirement Fund), known as “FAPI,” plans for the benefit of their employees. In 2008, Bradesco Vida e Previdência managed R$27,625 million in VGBL and R$10,425 million in PGBL plans. Bradesco Vida e Previdência also managed R$17,371 million in supplementary pension plans.

     In accordance with US GAAP, we consider VGBLs, PGBLs and FAPIs to be pension investment contracts. During the accumulation phase of the pension investment contracts, when the policyholders bear the investment risk, the contracts are treated as investment contracts. During the annuity phase, the contract is treated as an insurance contract with mortality risk. Funds related to pension investment contracts where the policyholders bear the investment risk are equal to the account value. Account values are not actuarially determined: they are increased as deposits are received and interest is credited (based on contractual provisions) and reduced by redemptions at the policyholders’ option.

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

Certificated Savings Plans

     Bradesco Capitalização offers our clients certificated savings plans with the option of making either one contribution or monthly payments. Each savings plan varies in accordance with value (from R$7.00 to R$20,000), form of payment, contribution term and periodicity of drawings of cash premiums of up to R$2 million. Clients are granted interest at a rate of TR plus 0.5% per month over the value of the mathematical provision. The certificated savings plans are redeemable by the holder at the end of a grace period that is usually 12 months. As of December 31, 2008, we had more than 5 million “traditional” certificated savings plans and more than 10.6 million “assignment of raffle right” certificated savings plans. Given that the purpose of “assignment of raffle right” certificated savings plans is to add value to the product of the partner company or even to provide an incentive for the non-delinquency of its clients, the bonds have reduced effectiveness term and grace period and low unit value of commercialization. As of December 31, 2008, Bradesco Capitalização had issued more than 15.6 million of certificated savings plans, which are held by more than 2.5 million clients.

     Quality Management System

     Bradesco Capitalização was the first certificated savings plan company in the country to receive the ISO 9002 certification. In 2008, it maintained its quality management system NBR ISO 9001:2000 certification with respect to our certificated savings plans management. This certification, granted by Fundação Vanzolini, attests to the quality of its internal processes and we believe it confirms the principle grounded in our certificated savings plans: good products, good services and permanent evolution.

     Rating

     Standard & Poor’s maintained Bradesco Capitalização’s rating of ‘brAAA/Stable’ and it is currently the only company in the certificated savings plans segment with such a rating. We believe Bradesco Capitalicação’s results are mostly driven by the solid financial condition and equity protection standards that Bradesco Capitalização ensures to its clients.

Treasury Activities

     Our treasury departments enter into transactions, including derivative transactions, mainly for economic hedging purposes (known as the “macro hedge”). They enter into these transactions in accordance with limits set forth by our management, under guidelines established by our risk management area, utilizing a value at risk methodology. For more information about our risk methodology, see “Item 11. Quantitative and Qualitative Disclosures About Market Risks—Risk and Risk Management—Market Risk.”

Distribution Channels

     We have the largest private-sector banking network in Brazil. In 2008 we opened 199 new branches. Our branch network is complemented by alternative distribution channels such as special banking service posts on the premises of selected companies, ATMs, telephone banking services and Internet banking. In introducing new distribution systems, we have focused on enhancing our security as well as increasing efficiency.

     In addition, in order to foster stronger ties with our corporate clients, in 2008, we established an additional 520 banking service posts on the premises of selected corporate clients, reaching a total of 3,738 banking service posts as of December 31, 2008. We offer the same products and services at these special posts as we offer in our branches.

     For information on our international branches as of December 31, 2008, see “Item 4.—Information on the Company—History and Development of the Company—Banking Activity—International Banking.”

     We also offer banking services in 5,946 Brazilian post offices and through our banking correspondent offices. For further information about this distribution channel, see “Item 4. —Information on the Company—History and Development of the Company—Acquisitions in 2003 and 2005—Other Acquisitions.”

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

Bradesco Retail

     Bradesco Retail provides banking services to the population at large, mainly assisting individuals with monthly incomes of up to R$6,000, and companies with annual revenues of up to R$30.0 million, comprising more than 19 million clients carrying out millions of daily transactions at our 3,010 branches and over 2,700 other service locations as of December 31, 2008. We reward our biggest clients in this segment by providing them with personalized services.

Bradesco Corporate

     Bradesco Corporate was created in 1999 and targets companies which have annual revenues of more than R$350 million per year. We currently have 129 relationship managers offering a range of traditional as well as tailor-made products to these customers.

     Bradesco Corporate is ISO 9001:2000 certified for all its corporate structure, and provides customer service specialists for our corporate customers.

Bradesco Empresas – Middle Market

     Bradesco Empresas was implemented with the aim of attending to the needs of companies with revenues of R$30 million to R$350 million per year, through its 68 exclusive branches in the main Brazilian capital cities and strategically distributed throughout Brazil as follows: 41 branches in the Southeast, 16 branches in the South, four in the Mid-West, five in the Northeast and two in the North.

     Bradesco Empresas strives to offer excellent business management with respect to loans, financings, investments, foreign commerce, derivatives, cash management and structured transactions, seeking both the satisfaction of its clients and good results for the Organization.

     The Bradesco Empresas team has 44 chief managers and 342 relationship managers who take part in ANBID’s Certification Program, and 212 assistant managers. Bradesco Companies’ team assists an average of 34 economic groups representing 11,787 companies in various industries.

     Bradesco Empresas manages assets in the amount of R$55.8 billion through loan operations, guarantees, deposits, funds and charging.

     In the ongoing pursuit of improving management excellence, the Bradesco Empresas department and the Santo Amaro branch acquired NBR ISO 9001:2000 certification in Gestão do Relacionamento com Clientes (Client Relations Management) and Relacionamento com Clientes (Client Relations), both granted by Fundação Carlos Alberto Vanzolini in order to effectively maintain our management model. In November 2008, the branch was recertified.

     Bradesco Empresas was recognized by IPEG through the Prêmio Paulista de Qualidade em Gestão (São Paulo Quality in Management Award) in 2008, attesting to the Bank’s commitment to customer service quality and client satisfaction.

Bradesco Private Banking

     Bradesco Private Banking is certified by ISO 9001:2000, was granted with [“Good Priv@cy”] (Data Protection – 2002 Edition) by International Quality Network, and acknowledged by Euromoney magazine as the “Best Brazilian Private Banking” in January 2008. Bradesco Private Banking was created in 2000 to manage our relationship with high net worth individuals. For that reason, it seeks the most appropriate financial solution for each client by providing a tailor-made concept for each client focusing on asset allocation assessment, tax and estate planning.

Bradesco Prime

     Bradesco Prime operates in the high-income client segment and was created to provide services to individuals with either monthly incomes of at least R$6,000 or investments worth at least R$70,000. Its mission is to be the primary bank of such clients focusing on high-quality client relationships, and on providing appropriate solutions to their needs with well-prepared teams, adding value to shareholders and employees within our ethical and professional standards. Bradesco Prime’s segment value is based on the following assumptions:

  personalized services provided by relationship managers who manage a small number of portfolios and are constantly working on their qualifications in order to provide high standards of financial advisory service;

  large range of products and services, such as Bradesco Prime Loyalty Program, that offers increasing benefits to the clients and promotes the relationship between the clients and Bradesco through the offer of such benefits;

  exclusive branches specifically designed to provide comfort and privacy; and

  relationship channels such as: an exclusive internet banking portal, with online chat capabilities that enable financial advisors to interact with clients in real time; an exclusive call center; and a broad customer service network, consisting of branches, Bradesco Dia&Noite and Banco24Horas ATM machines located throughout Brazil.

     Throughout its history, by investing in technology, in the improvement of the relationship with clients and in the qualification of its professionals, Bradesco Prime has achieved an outstanding position in the Brazilian market of banking services to high-income clients and has been consolidated as the largest banking service provider to high income clients in terms of network with 253 branches strategically positioned to provide service for more than 429,000 clients.

     Since 2005, Bradesco Prime has been certified by Fundação Carlos Alberto Vanzolini with NBR ISO 9001:2000 in Gestão do Segmento (Segment Management). We were recertified in September 2008, strengthening our commitment to continuously improve and pursue our clients’ satisfaction.

Branch System

     The principal distribution channel for our banking services is our branch network. In addition to offering retail banking services, our branches serve as a distribution network for all of the other products and services we offer to our customers, including our payment processing and collection services, our private banking services, credit cards and our asset management products. We market our leasing services through channels operated by our branch network, as well as directly through our wholly owned subsidiary Bradesco Leasing and Banco Finasa BMC. Bradesco Corretora and Bradesco Consórcios also market brokerage, trading and consortium services through our branches. Bradesco Vida e Previdência sells its products through 8,295 independent agents nationwide, most of whom are based in our facilities. These agents’ compensation is commission-based.

     We sell our insurance products and pension plans through our website, through exclusive brokers based in our network of bank branches, and through non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. At December 31, 2008, 27,744 brokers offered our insurance policies to the public. Our certificated savings plans are offered through our branches, the Internet, customer services, ATM machines and external distribution channels.

     The table below sets forth the distribution of sales of the indicated products through our branches and outside our branches:

	2006	2007	2008

	(% of total sales, per product)
Insurance products
Sales through the branches	35.6%	37.7%	35.5%
Sales outside the branches	64.4	62.3	64.5

Pension plans products
Sales through the branches	84.5	83.6	82.3
Sales outside the branches	15.5	16.4	17.7

Leasing products
Sales through the branches	65.7	19.7	26.0
Sales outside the branches	34.3	80.3	74.0

Certificated savings plans
Sales through the branches	91.0	92.3	93.2
Sales outside the branches	9.0%	7.7%	6.8%

Other service channels

     Our clients have easy access to carry out queries, financial transactions and acquisition of products and services made available at the self-service channels, Fone Fácil (Easy Phone), Internet and Bradesco Celular.

Self-Service Network

     Bradesco’s Self-Service Network has 29,218 ATMs located throughout Brazil and provides fast and practical access for a diverse range of products and services. Holders of cards in checking or savings accounts can also carry out withdrawals, issuance of statements and balances at any one of the 5,306 Banco24Horas ATMs.

     In 2008, we recorded an average of over 5.6 million transactions per day.

     2,347 ATMs were replaced due to technological upgrades and 3,756 new machines were installed.

     We have 7,474 machines equipped with audio for the visually impaired and wheelchair accessible.

     The number of machines in our ATM network equipped with biometric technology and able to read hand veins to identify customers increased to 2,762, providing safer and faster authentication process to more of our customers.

Internet Services

     One of our main goals is to provide innovative Internet services for its customers. Bradesco Dia&Noite manages a portal with 57 websites, of which 40 are institutional and 17 are transactional.

     Bradesco Internet banking operates in the retail and prime segments, and makes available to its individual clients 448 products and services that can be accessed from any place in the world at any time. Our Internet banking allows our clients to check their accounts balances and statements, pay bills, transfer funds, and request document copies, among other services.

     In addition, we offer our corporate customers in retail, middle market and corporate segments the Bradesco Net Empresa service. In their banking transactions, customers use the digital certificate with electronic signature and the Bradesco Safety Key. Thus, accredited companies optimize their businesses’ financial management, and also have access to 321 products and services such as movements in checking and savings accounts, payments, charging and transferring files.

     The Bradesco ShopInvest website provides several online options including share purchases and sales with Home Broker, a system directly connected to BM&FBovespa. Our system is able to provide online quotation follow-up, calculation simulations, acquisition of certificated savings plans, private pension plans and other information on the financial markets.

     With detailed information about the lines offered, the loans and financings website – Bradesco ShopCredit – makes available to our individual and corporate clients complete portfolio. In addition, it has calculation simulators, which help to identify the best financing conditions for the operations of personal loans, CDC, leasing, real estate loans, rural loans, and Finame, among others.

     Through the Banco Bradesco Cartões S.A. website, which we call “Bradesco Cartões,” our card clients have access to several online products and services including confirming purchase and withdrawal limits available on the card, rotating credit, activating new cards and others.

     Cidadetran is a website catering exclusively to forwarding agents and driving schools, offering payment and financing solutions for all the fees and taxes related to vehicles and the Carteira Nacional de Habilitação (the National Drivers’ License), or the CNH, of the State of São Paulo. The customers enrolled in the website also have a specific Call Center available, providing telephone, email or online chat service.

     We also have specific websites for certain niches, such as Bradesco Universitários, Bradesco Nikkei and Bradesco Poder Público.

     In 2008, we recorded 1,549.1 million banking transactions through our Internet banking services, considering that we have 9.8 million users registered in Internet Banking and 571.2 thousand companies approved in Net Empresa.

Cell phone Services

     Bradesco Celular allows the customer to use mobile technology to access 37 products and services. The customer may access balance statements, payments, recharge prepaid mobile phones, transfer funds and access loan services. It uses the Bradesco Security Key to confirm debit transactions.

     In addition, we offer Recarga Direta Bradesco (Bradesco Direct Recharge), a service which allows customers to recharge prepaid cell phones from the phone itself, even if the phone has no credit. We also offer Serviço de Mensagens Bradesco (the Bradesco message service), which allows enrolled customers to receive credit and debit card transaction information directly to their cell phones.

Telephone Service

     Fone Fácil Bradesco provides telephone services 7 days a week with convenience, agility and security. By means of an electronic and personalized service, the client obtains information, carries out transactions and acquires products and services related to their checking and savings accounts, credit cards and other products available on this channel.

     The client has access to several telephone service centers with distinct phone numbers. The main ones are: Internet Banking, Net Empresa, Consortium, Private Pension Plan, Finasa and Collection. There is also the Alô Bradesco/SAC – Costumer Service Network and the Ombudsman channels to receive compliments, suggestions or complaints, in addition to the branches’ call center.

     Hearing impaired clients have separate telephone services that use digital language technology and allow our hearing impaired clients to clarify their doubts regarding the products and services provided by Bradesco.

     In 2008, 358.7 million calls were registered, generating 371.7 million in transactions.

Capital Expenditures

     For a discussion of our capital expenditures during the last three years, see “Item 5. Operating and Financial Review and Prospects¯Capital Expenditures.”

Integrated Risk Management

     Our integrated risk management policies aim to have better visibility, control and dimension of risks inherent to our business on a consolidated basis, as well as to ascertain the capital necessary to support our activities in view of maximizing shareholders’ return.

     There is an area exclusively focused on risk management at the DGRC, Integrated Risk Superintendence, that aids in the process and effectiveness of our risk management strategy.

The main duties of this Superintendence are to:

  advise the Integrated Risk Management and Capital Allocation Committee;

  define the methodology and determine the Economic and Regulatory Capital in view of risks;

  follow up on Risk Exposure Limits;

  define the scope, relevance and frontiers among risks;

  determine the concentrations and correlations among risks;

  standardize information, methodologies and indicators;

  carry out simulations to optimize results in view of risks;

  validate risk processes, models and management; and

  monitor changes of risk profiles in light of new processes, activities or products and services.

Credit Risk Management

     Credit risk deals with the possibility of occurring losses associated with the borrower’s or counterparty’s failure to comply with its financial obligations as agreed, as well as with the depreciation of loans resulting from a deterioration in the borrower’s risk rating, reduced gains or remunerations, advantages granted in renegotiations, recovery costs and other related amounts.

     We work constantly to mitigate potential credit risks by monitoring loan activities, developing, enhancing and preparing inventories of the credit risk models, monitoring credit concentration and identifying previously unknown credit risks.

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

  to evaluate and recommend risk measurement strategies, policies, norms, and methodologies to the integrated risk management and capital allocation committee;

  to follow up on and assess the credit risk and the actions taken to mitigate risks;

  to follow up on and assess the alternatives to mitigate credit concentration risks;

  to follow up on the implementation of credit risk corporate management methodologies, models and tools;

  to assess the sufficiency of the allowance for doubtful accounts for coverage of expected losses on credit operations;

  to follow up on the credit market moves and development, analyzing the implications, risks and opportunities for the Organization; and

  to regularly report to the chief executive officer and to the integrated risk management and capital allocation committee its activities and make the recommendations it deems important.

Among the key activities of credit risk management, we point out:

  back testing and gauging of models used to assess credit portfolio risks;

  active participation in the process of improving client risk rating models;

  follow-up on major risks, such as, periodic monitoring of the major events of default;

  follow-up on the provisioning against the expected and unexpected losses;

  continuously revising our internal processes, including roles and responsibilities capacity building and information technology demands; and

  participation in risk assessment, during the creation or revision of products and services.

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

Market Risk Management

     Market risk is related to the possibility of loss from fluctuating prices and rates caused by mismatched maturities, currencies and indexes of the Organization’s assets and liabilities portfolios.

     The Organization’s market risk management is carried out by means of methodologies in compliance with the best international practices, allowing the Organization to ground its strategic decisions with agility and a high level of confidence.

     Risk limits are proposed by specific committees, evaluated by the Market and Liquidity Risk Management Executive Committee and validated by the Integrated Risk Management and Capital Allocation Committee, pursuant to the limits established by the Board of Directors considering the operation’s characteristics. Such limits are classified as follows:

  trading portfolio, comprising of all operations involving financial instruments and goods (including derivatives) held to be traded or allocated to hedge others in the trading portfolio, and which are not limited to its availability to be traded. Operations held to be traded are those destined to resell, to obtain benefits from actual or expected price variations or to arbitration; and

  banking portfolio, comprising of the operations not classified in the trading portfolio. They consist of structural operations arising from the Organization’s several business lines and their respective hedges.

     Compliance with these limits is monitored daily by the market risk group. In addition, management reports to control the positions are made available for management and Senior Management.

     Market risk measurement and control is done by VaR, EVE, stress test and sensitivity analysis methodologies, as well as the management of results and financial exposure limits.

     In order to determine the trading portfolio risk, we use the parametric VaR methodology for one day, which has a reliability level of 99%. Volatilities and correlations are calculated from statistical methods, with recent returns given more importance. The measurement of interest rate risk is made based on the EVE methodology, which determines the economic impact on positions according to scenarios prepared by the Organization’s economic area, which seeks to determine positive and negative movements that may occur in interest rate curves on our investments and funding. The models used are confirmed through backtesting.

     For more information on how we evaluate and monitor the market risk, see “Item 11 - Quantitative and Qualitative Disclosures about Market Risk”.

Operational Risk Management

     Operational risk is the possibility of loss resulting from internal processes, human error, inadequate or faulty systems and external events that may or may not result in the partial or total interruption of basic activities. This includes legal risk, but does not consider strategic and image risks.

     Operational risk management is supported by a corporate system, called ROCI, capable of keeping and integrating in a single data base operational risk (quantitative standards) and internal controls (qualitative standards) information, and meeting the requirements established in Section 404 of US Sarbanes-Oxley Act.

     The ROCI system will be added to our operational risk management process, as it enables to calculate capital allocation related to standardized methodologies and primarily improves the activities of capture, classification and monitoring as well as strengthening the loss analysis, measurement and mitigation processes carried out by the Operational Risk area. It also meets the schedule established by Central Bank in Notice 16,137/07 and the requirements in Resolutions 2,554/98, 3,380/06 and 3,490/07 for the implementation of internal controls systems, operational risk management structures and Required Reference Shareholders’ Equity (PRE), respectively; and with Circular Letters 3,078/03 and 3,383/08, governing the Internal Controls System in consortium management companies and the calculation of capital allocation installment for operational risk, respectively, as well as the recommendations included in the New Basel Capital Accord.

     We have stored information on five years of losses from operational risks in our historical database as required by paragraph 672 of the New Basel Capital Accord for the application of the AMA. We obtained this data from books kept exclusively for registering such losses. We calculated such losses using the advanced approach for capital allocation separated by company within the consolidated financials.

     Operational risk management, carried out in a centralized manner, encompasses all of the Organization’s activities, including those of Grupo Bradesco de Seguros e Previdência. This strategy has made it possible to obtain synergies through an equitable distribution of resources, with the compliance with the Basel II and Solvency II concepts, together with the Organization’s policies, which follow Resolution 3,380 and Circular Letter no. 3,383, with respect to consolidated financial statements.

     In April 2008, the Central Bank published Circular 3,383 and Circular Letters 3,315 and 3,316 describing the procedures that should be used to calculate the portion of PRE related to POPR. For purposes of operational risk management and the respective capital allocation, the concepts required by the Central Bank include the following approaches:

  Basic Indicator (BIA – Basic Indicator Approach): Application of one single 15% percentage over the gross result of the previous 36 months;

  Standardized Alternative: segregates the gross income of the last 36 months in eight business lines, six of them focused on said income, replacing it with the remaining two by the averages of amounts of the loan portfolios, applying to them the fixed percentage of 3.5% and, subsequently, to the amounts verified, 12% for retail and 15% for commercial; and

  Simplified Standardized Alternative: it segregates the gross income of the last 36 months in two business lines, the first represented by the sum of the average of the amounts of loan portfolios and of the gross income of the securities portfolio, applying to this the fixed percentage of 3.5% and then 15% (Factor ß1), and to the second, represented by the gross income of the other business lines is applied to the percentage of 18% (Factor ß2).

     Pursuant to Circular Letter 3,383/08, we adopted the Standardized Alternative Methodology for calculation of PRE installments related to POPR.

     The Standardized Alternative Methodology, the business lines and the process documentation that support this approach provide greater knowledge of our products and services as well as a convergence of concepts adopted by credit and market risks. These processes and methods were validated by the Operational Risk Management Executive Committee on May 16, 2008 approved by the Board of Directors on May 26, 2008. We informed the Central Bank on May 27, 2008, in accordance with Notice 16,913.

     The capital allocated for the period from July 1 to December 31, 2008, including the reduction percentage set forth in Resolution no. 3.383/08, is presented in the table below. For allocation purposes, the amount for June 2008 is to be considered. However, for the first half of 2009, the allocation be increased mainly due to the increase in the multiplier (“Z” factor) to 0.50 pursuant to Circular Letter no. 3,383 of Central Bank.

	Second Half 2008		First Half 2009

		(R$ in millions, except percentages)
Alternative Standardized Approach(1)
Business Lines	R$283	—	R$571	—
Corporate Finance	5	1.7%	14	2.5%
Trading and Sale	91	32.0	40	7.0
Retail	53	18.8	149	26.0
Commercial	57	20.2	163	28.5
Payment and Settlement	51	18.1	134	23.5
Financial Agent Services	7	2.6	22	3.9
Asset Management	18	6.3	45	7.9
Retail Brokerage	R$1	0.3%	R$4	0.7%

_____________________
(1)	Operating risk was assessed considering the financial consolidated.

     Based on the recommendations of the New Basel Capital Accord, the rules promulgated by Resolution 3,380 and the loss information stored in our database, we are in the process of building proprietary models for capital allocation management and value calculation using the AMA.

     In 3Q08 we concluded the process of associating with the operating loss database global consortium, known as the Operational Risk Data Exchange Association, or ORX. We were approved as a member. We expect that information will begin to be sent and delivered as of 1Q09. This information will help our scenario analysis calculations and comparisons of the Organization’s positioning an operational risk against large global players.

PCN – Business Continuity Plan

     The structuring and maintenance of a Business Continuity Plan (PCN) aims at mitigating the possibility of business interruption by protecting the business process, primarily those dedicated to client relationships and services.

GCN – Business Continuity Management

     The business continuity management process is dealt with on a corporate basis and encompasses the Organization’s essential activities. The responsibilities and duties are defined and divided into three levels: strategic, tactical and operational. The Board of Executive Officers operates at the strategic level, represented by the Executive Information Security Committee; the DGRC, which created the PCN management area, acts at the tactical level; and the Organization’s departments and related companies act at the operational level.

     On a corporate level, the Organization has divided business continuity into two aspects. First, contingency, a temporary solution to maintain the critical processes of a business area when the systems supporting such areas fail or are inaccessible. Second, continuity, the preventive development and respective maintenance of a set of strategies and action plans aimed at ensuring that the essential services are duly identified and preserved after a disaster occurs and until the normal operations are restored, mitigating or preventing losses both for the Organization and its clients.

Management Model and Business Continuity Control

     Business continuity management is based on the preparation of the respective plans for several of the Organization’s essential activities using methodologies and tools that unify the collection and handling of data as well as the documentation of PCN processes.

Methodology

     The methodological approach applied to the development of the internal work is supported by rules and recommendations extracted from major national and international institutes, namely:

  NBR 15999-1 – Brazilian Rule on Business Continuity Management;

  BCI – The Business Continuity Institute – GRB; and

  DRII – Disaster Recovery Institute International – USA.

Management of Internal Controls and Compliance

     Based on a policy defined and approved by the board of directors, we keep all components of the internal controls system up-to-date, so as to mitigate potential losses generated by our risk exposure and to strengthen our existing corporate governance policies. We have also adopted additional methodologies and criteria for identification, classification, evaluation and monitoring risks and their controls.

     Our dedicated staff and our investments in technology, training and recycling courses for our personnel have allowed us to create internal controls and compliance management that are effective and consistent with international standards in order to comply with foreign and Brazilian legal requirements.

     The Organization exercises all-encompassing management of its main risks based on a methodology that gathers its five major activities arranged in a logical sequence of execution which, when concluded, enables it to assert that its Internal Controls System is effective. For operational processes, such methodology is in line with the structure of COSO, Cobit for the information technology environments and the requirements of ELC, established by PCAOB for aspects focused on Corporate Governance. Each adheres to the regulations of Bacen and to the principles recommended by the Basel Committee and Section 404 Sarbanes-Oxley.

     The Methodology of Risk and Control Management encompasses the following activities:

  Activity 1 – Formalize the Process – document the flow of process to identify risk and control activities;

  Activity 2 – Measure, Assess, Deal With and Monitor Risks and Controls – identify, classify, measure the risk exposure, check the existence and adequacy of the inherent control design and manage both;

  Activity 3 – Answer on Risks – identify gaps, prepare and follow-up on the implementation of action plans to correct anomalies or improve existing controls;

  Activity 4 – Perform Adherence Tests – ensure, by means of formal execution of adherence tests, that the control definition is adequate and that the activity of controlling has been exercised regularly and correctly; and

  Activity 5 – Apply Corporate Self-Evaluation – distribute questionnaires to the Organization’s employees to evaluate levels of knowledge, understanding and application on issues involving integrity, ethical and moral values, policies and rules inherent to risk and internal control management.

     The internal control area is one of the units of the Risk Management and Compliance Department that reports to the Chief Executive Officer and is responsible for the preparation and disclosure of technical instructions, criteria and procedures related to internal controls and compliance with all Compliance Agents in the Organization’s departments and related companies.

     Compliance agents are responsible for executing activities for identification, classification, assessment and monitoring of risks and controls as well as performing adherence tests and preparing action plans, according to models defined by the Internal Controls area.

     The reports with diagnoses on the effectiveness of the Internal Controls System are regularly submitted to the evaluation of the Audit and Internal Controls and Compliance Committees at meetings. On a half-year basis, the Committees issue an opinion on the effectiveness of the Internal Controls Systems maintained by the Organization and submit it to the Board of Directors’ approval, at a specific meeting on the matter.

     Some of the key aspects of our risk management and compliance efforts are:

  The Brazilian Payment System, or “SPB,” management area aims at monitoring the flow of messages conveyed in the Organization’s SPB environment so as to guarantee its completion and settlement. The area is also responsible for keeping the SPB’s Contingency Plan updated and its integration with the other Department Contingency Plan related to the SPB, and activating, coordinating, operating and managing all contingency procedures when necessary. This plan is continuously tested, and evidence reports are generated, which are published in our corporate intranet. For the manual-entry message systems, an internal access policy was created, which anticipates half-year meetings for the users who are licensed in our management’s systems.

  The online cash transfers validation system, or TED, is designed to reduce operational risks generated by the unauthorized transfer of funds from the Bradesco Group, providing a greater level of security and reliability in transactions. It also aims at detecting transactions which are not in the borrower’s economic and financial capacity by analyzing the origin of the funds, in compliance with the rules related to the Fight Against Money Laundering and Terrorism Financing;

  We maintain specific policies, processes and systems so as to prevent, detect and combat the utilization of our structure, products and services for money laundering and terrorist financing purposes. We train our employees in ways, such as brochures, e-learning and classroom courses. A multi-departmental permanent committee evaluates the pertinence of reporting suspicious transactions to regulatory agencies;

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

     Our credit policy defines the criteria we use for setting operational limits and extending credit. Credit limits are set by the Executive Credit Committee, which is comprised of our vice-presidents, the managing directors responsible for our operational area and our credit director. The Executive Credit Committee updates our credit limits in accordance with changes in our internal policy and the Brazilian market in general. Our Executive Directors also approve the assessment systems that our branches and departments use for each type of loan in assessing credit applications.

     Our businesses are diversified, non-selective and focused on individuals and companies that demonstrate ability to pay and credit worthiness, and care is taken to ensure that the underlying guarantees are sufficient to support the obligations considering the reasons and terms of the credit granted, besides risk classification the loan would receive, under our classification of risk system. In Brazil, the risk rating system is divided into nine categories ranging from “excellent” to “uncollectible,” based on financial and economic considerations such as the credit profile and payment capacity of the borrower. See “Item 4. Information on the Company—Regulation and Supervision—Bank Regulations—Treatment of Overdue Debts.”

     We have several approval levels for loan requests for individuals as well as for corporate entities. These approval levels range from the individual branch general managers to our Executive Credit Committee. Our branches have defined limitations on their authority to grant credit based on the size of the branch and guarantee offered at the time of the transaction. However, they have no authorization to approve an application for credit from any borrower who:

  is rated less than “acceptable” under our internal credit risk classification system;

  does not have an updated record;

  whose personal data reveals any material credit restrictions; or

  who is in default on any of his or her existing credit obligations.

     We have credit limits for each type of loan. We pre-approve credit limits for our individual and corporate clients and presently extend credits to the public sector only under very limited circumstances. In all cases, funds are only granted once the appropriate body has approved the credit line.

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

___________________________
(1)	Branch with total deposits equal to or below R$1,999,999.
(2)	Branch with total deposits equal to or between R$2,000,000 and R$5,999,999.
(3)	Branch with total deposits equal to or between R$6,000,000 and R$14,999,999.
(4)	Branch with total deposits equal to or above R$15,000,000.

     We use a specialized credit scoring evaluation system to analyze these loans, allowing us to build a level of flexibility and accountability, besides standardizing the procedures in the process of analyzing and deferring loans.

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

Total Risk Amount

	Loans with no real guarantees	Loan with real guarantees

(R$ in thousand)
Decision-making authority:
Manager of very small branch (1)	R$0 to 10	R$0 to 60
Manager of small branch (2)	0 to 20	0 to 120
Manager of average branch (3)	0 to 30	0 to 240
Manager of large branch (4)	0 to 50	0 to 400
Manager of Bradesco Company	R$0 to 100	R$0 to 400
branch (5)

(1)	Branch with total deposits equal to or below R$1,999,999.
(2)	Branch with total deposits equal to or between R$2,000,000 and R$5,999,999.
(3)	Branch with total deposits equal to or between R$6,000,000 and R$14,999,999.
(4)	Branch with total deposits equal to or above R$15,000,000.
(5)	Branch with exclusive middle market companies.

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

  In the individual retail, prime and private segments we consider the individual’s reputation and credit worthiness, the professional category/activity, the monthly income, the assets (personal and real property, eventual burdens and stakes in companies), the bank indebtedness and the history of their relationship with the Bradesco Organization, paying attention, in the loan operations, to terms and current fees and to the guarantees involved;

  In the corporate retail segment, in addition to the points above, we take into account the fact whether the company activities get mixed with its owners, and, if so, we also consider the period of activity and the monthly revenues; and

  In the companies and corporate segments, the management ability, the company/group’s positioning in the market, the size, the economic-financial evolution, the cash-generating ability, and the business perspectives, our analysis always encompassing the proponent, its parent company/subsidiaries, and the industry in which it is inserted.

Processing Systems

     The Organization’s data processing systems are located in Cidade de Deus in a modern Information Technology Center (CTI) completed at the end of 2007. This 9,575 square meter facility was built especially to shelter our Information Technology (IT) infrastructure, and has all the requirements for class-4 certification from Uptime Institute, which ensures its availability 99.995% of the time. The CTI features computers with state-of-the-art technology and capacity equivalent to the ones that were under production in Cidade de Deus’ other facilities, to which all the central systems, with IBM Mainframe technology, were transferred. The remaining systems, based on other technologies, should be transferred by the end of 2009.

     Data are continuously replicated in a Processing Center located at Alphaville, in the city of Barueri, featuring mainframes with the same capacity as the main center, enabling it to take over the main systems’ activities in case of a problem at CTI. All the branches and ATMs have telecommunications services that work with either of the two processing centers.

     Alphaville’s IT infrastructure also shelters all the activities focused on the development of application systems.

     Should the public energy supply be interrupted, both centers have sufficient energy capacity to operate independently for seventy-two hours. In addition, we have sufficient access to fuel and the capacity to generate our own electricity indefinitely.

     The IT structure is backed by processes implemented in light of the ITIL (IT Infrastructure Library and applies renowned practices in IT services management.

Funding

Deposit-taking Activities

     Our principal source of funding is deposits from Brazilian individuals and businesses. At December 31, 2008, our total deposits were R$164.5 billion, representing 41.3% of our total liabilities.

     We provide the following types of deposit and registration accounts:

  checking accounts;

  deposit accounts for investments;

  savings accounts;

  time deposits;

  interbank deposits from financial institutions;

  savings integrated to the investments account; and

  accounts for salary record.

The following table sets forth our total deposits, by type and source, as of the dates indicated:

	December 31,			% of total deposits

	2006	2007	2008	2008

		(R$ in millions, except %)
From customers:
Demand deposits	R$21,081	R$29,423	R$28,612	17.4%
Savings deposits	27,613	32,813	37,768	23.0
Time deposits	34,941	35,733	97,423	59.2
From financial institutions	290	372	698	0.4

Total	R$83,925	R$98,341	R$164,501	100.0%

     According to regulations of the monetary authority, we must place a percentage of the demand deposits, savings deposits, time deposits we receive from our clients and interbank deposits from leasing companies, with the Central Bank as compulsory deposits, as follows:

  Demand Deposits and deposit accounts for investments: We are required to deposit 42% of the average daily balance of our demand deposits and deposit accounts for investment in excess of R$44.0 million with the Central Bank on a non-interest-bearing basis;

  Savings deposits: Each week we are required to deposit in an account with the Brazilian Central Bank an amount in cash equivalent to 20% of the total average balance of our savings account deposits during the prior week. The account bears interest annually at TR plus interest rate of 6.2%; and

  Time funds: We deposited in the Central Bank 15% of the average balance of our time deposits and CDIs from leasing companies out of the R$30 million installment. The amount of R$2 billion is deducted from the amount determined, resulting in the liability (R$300 million as of October 3, 2008). Out of the liability determined, 40% is settled by means of holding Brazilian government securities, and the remaining 60% is settled by means of credit, CDI and Debentures acquisition operations, in compliance with the categorization and limits set forth by the current regulations.
  Government bonds bear interest in accordance with market rates.

     In addition, we are required to deposit each week in an account with the Brazilian Central Bank an additional amount corresponding to (a) 5% of the average balance of our time and demand account deposits during the prior week plus (b) 10% of the average balance of our saving account deposits during the prior week. R$1 billion is deducted from the final amount. This additional amount is settled with Brazilian government securities.

     Present Central Bank regulations require that we:

  allocate a minimum of 30.0% of cash deposits to providing rural credit (if we do not do so, we must deposit the unused amount in a non-interest bearing account with the Central Bank);

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

     Savings deposits in Brazil typically only pay interest on a floating basis of TR plus 6.2% per year, after funds have been left on deposit for at least one calendar month by individuals and non-profit entities, and 90 days by profit-corporations. Earnings in individual savings accounts are free from income tax.

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

     We issue CDIs to other financial institutions. Trading in CDIs is restricted to the interbank market. CDIs have a pre- or post-fixed rate for one day or longer terms.

Other Funding Sources

     Our other funding sources include capital markets operations, import/export operations and on-lending.

     The following table sets forth the source and amount of our other funding sources as of the dates indicated:

	December 31,

	2006	2007	2008

	(R$ in millions)
Funding Sources:
Import/export financing	R$4,440	R$6,073	R$10,958
Internal funds on-lending	11,642	14,087	19,095
Leasing obligations	430	874	1,042
Capital markets:
Federal funds purchased and securities sold under agreements to
repurchase	42,875	69,015	74,730
Euronotes	1,235	810	217
Mortgage-backed securities	841	867	771
Subordinated notes	11,949	15,850	19,249
Debentures (non-convertible)	2,603	2,595	1,220
Securitization of credit card receivables	1,344	2,497	5,305
Commercial paper	1,225	1,915	2,890
Foreign currency loans	78	1,335	356
Others	44	1	1

Total	R$78,706	R$115,919	R$135,834

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

Property, Plant and Equipment

     As of December 31, 2008, we owned 826 properties and leased 2,613 properties throughout Brazil and eight properties abroad, all of which we used for the operation of our network of branches and in performance of our business. We own the building where our headquarters are located in Cidade de Deus, Osasco, São Paulo, State of São Paulo. The majority of our leased property is leased under renewable contracts with terms of an average of 23 years.

Seasonality

     We believe that seasonality does not materially affect our business.

Competition

     We face significant competition in all of our principal areas of operation, as the Brazilian market for financial and banking services is highly competitive.

     In 2008, there were two large mergers and acquisitions in the Brazilian market:

  Banco Santander’s acquisition of the ABN AMRO Real Conglomerate’s Brazilian operations, making Santander the forth largest bank in Brazil, with total assets of R$340.6 billion on December 2008; and

  The merger of Banco Itaú and Unibanco, resulting in the largest Brazilian bank with assets totaling R$632.7 billion on December 2008.

     Additionally, on December 19, 2008, Banco do Brasil and the São Paulo State Government executed a Share Purchase Agreement transferring control of Banco Nossa Caixa S.A. to Banco do Brasil. The Central Bank approved the transaction on March 10, 2009.

     On December 31, 2008, National Private Financial Institutions (including the Financial Conglomerates) held 41% of the National Financial System’s assets, followed by the Public Financial Institutions with a 38% share by Foreign Financial Institutions, with a 21% share.

     Public-sector financial institutions play an important role in the Brazilian banking industry and operate within the same legal and regulatory framework as the private-sector banks.

     On December 31, 2008, there were 136 financial conglomerates comprised of multiple-service and commercial banks (including Caixa Econômica Federal), providing a full range of commercial banking activities, such as consumer finance, investment banking, brokerage services, leasing, savings and loans and other financial services in Brazil. For further information of the risks related to competition, see “Item 3. Key Information—Risk Factors—Risks Relating to the company and the Brazilian Banking Industry—The increasingly competitive environment in the Brazilian banking and insurance industries may negatively affect our business prospects.”

Credit Cards

     The Brazilian credit card market is highly competitive, with approximately 124 million credit cards issued as of December 31, 2008, according to Abecs. Our primary competitors are Banco do Brasil, Banco Itaú, Unibanco and Citibank. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and the relative benefits the cards offer.

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

Asset Management

     Brazilian investment funds closed 2008 with R$1.128 trillion in assets a 12% decrease in 2008 as compared to 2007. The variation was mainly due to:

  there was a 42.1% drop in Equity Funds;

  fixed income and multimarket funds redemptions, which decreased 14.6% and 13.7% in total assets, respectively; and

  there was a significant shift from higher risk investment funds to more conservative assets, such as DI funds and other investments, like savings accounts and CDB.

     The investment fund segment faced strong adjustments in 2008, due to higher volatility, in higher risk assets and the shift of investments to safer assets. Our main competitors are Banco do Brasil, Banco Itaú/Unibanco, Caixa Econômica Federal and Santander.

Insurance, Pension Plans and Certificated Savings Plans

     Insurance Sector

     Grupo Bradesco de Seguros e Previdência, the leading insurance company in the Brazilian market with a 23.9% market share, faces increased competition from a number of Brazilian and multinational corporations in all of its insurance operations.

     As of December 31, 2008, our primary competitors were Itaú Unibanco Seguros S.A, Sul América Cia. Nacional Seguros, Porto Seguro Cia. de Seguros Gerais, Caixa Seguros, Mapfre Seguradora S.A. and Tókio Marine, which represent in the aggregate approximately 44.6% of the total premiums generated in the market, pursuant to information from SUSEP. Although national companies underwrite the majority of the insurance business, we also face competition from local and regional companies primarily in the health insurance segment where they are able to operate at a lower cost or specialize in providing coverage to particular risk groups.

     Competition in the Brazilian insurance industry has changed dramatically in the past few years as foreign companies have begun to form joint ventures with Brazilian insurance companies that have expertise in the Brazilian market. For example, in 2002, the Dutch Group ING acquired an interest in one of the companies of the Sul América Group. Hartford operates in Brazil through a joint venture with the Icatu Group. AXA, Allianz, ACE, Generalli, Tokio Marine and other international insurers offer insurance products in Brazil through their own local facilities.

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

Private Pension Plan Sector

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

     Bradesco Vida e Previdência is currently the leader of the pension plan market, accounting for 37.6% of total assets under management in the sector in 2008, according to Fenaprevi.

     We believe that the Bradesco brand name, together with our extensive branch network, strategy, pioneer work and product innovation, are our competitive advantages.

Certificated Savings Plans

     The certificated savings plan market has been competitive since 1994 when exchange rates became more stable and inflation was reduced. As of November 30, 2008, Bradesco Capitalização was second in the industry ranking with 18.9% of the market on technical revenues and 20.2% in technical provisions, according to SUSEP.

     Our primary competitors in the certificated savings plans sector are Brasilcap Capitalização S.A., Itaú Unibanco Capitalização S.A., Santander Capitalização, Caixa Capitalização S.A, Icatu Hartford Capitalização S.A. and HSBC Capitalização S.A.. Offering low-cost products with a high number of drawings for prizes, financial stability and safety and brand recognition are the principal competitive factors in this industry.

REGULATION AND SUPERVISION

Principal Financial Institutions

     On December 31, 2008, 15 financial conglomerates operated in Brazil. They were composed of public sector commercial and multiple-service banks controlled by federal and state governments, (including Caixa Econômica Federal) and 121 financial conglomerates composed of commercial and multiple-service banks owned by the private sector. For purposes of Brazilian regulations, insurance companies, private pension plans and certificated savings plan providers are not considered financial institutions.

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

     The primary government-controlled banks include:

  Banco do Brasil, a federal government-controlled bank which provides a full range of banking products to the public and private sectors. Banco do Brasil is the second largest multiple-service bank in Brazil and the primary financial agent of the federal government;

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

Private Sector Financial Institutions

As of December 31, 2008, the Brazilian financial private sector included:

  121 financial conglomerates (including commercial, investment and multiple-service banks), that provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate finance; and

  55 consumer credit companies, 135 securities dealerships, 152 brokerage companies, 36 leasing companies, 8,124 investment funds and mutual funds and 16 savings associations and real estate credit companies.

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

  allows financial institutions for determination of their adjusted net worth to deduct from its net worth costs, including taxes, incurred in connection with swap transactions put in place to hedge long positions associated with investments outside Brazil; and

  assigns different risk weights to certain assets and credit conversion amounts, including a risk weighting of 300.0% on tax credits relating to income and social contribution taxes, except for loans arising from temporary differences 100.0% weighted.

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

Reserve Requirements

     The Central Bank imposes compulsory reserve and related requirements upon Brazilian financial institutions from time to time. The Central Bank uses reserve requirements as a mechanism to control the liquidity of the Brazilian financial system. Historically, the reserves imposed on demand deposits, savings deposits and time deposits have accounted for substantially all amounts required to be deposited with the Central Bank. For a summary of the current compulsory reserve requirements applicable for demand deposits, savings deposits, and time deposits, see “Item 4.—History and Development of the Company—Banking Activity—Deposit-taking Activities.”

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

     In the past, the Central Bank has imposed certain compulsory deposit requirements on other types of financial transactions. These requirements are no longer in effect, but they may be re-imposed in the future or similar restrictions may be instituted. At the beginning of 2008, the Central Bank determined a new compulsory deposit requirement over interbank deposits of leasing companies. Our leasing company invests most of its cash available for immediate investment in interbank deposit accounts with us. This new Central Bank requirement would have an adverse impact on the cost of our deposit-taking activities. For more information on Central Bank restrictions see “Item 3. Key Information—Risk Factors—Risks Relating to Bradesco and the Brazilian Banking Industry.”

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

     The National Monetary Council issued rules in October 2008 requiring financial institutions to record: (i) rights aiming assets intended for maintaining the institution’s activities, including those resulting from operations that have transferred the benefit, risks and control of these assets to the institution, except for lease operations assets for fixed assets; and (ii) the restructuring expenses that effectively result in an increase in income of more than one fiscal year and do not constitute merely a reduction in costs or greater operational efficiency for deferred assets. A subsequent rule defined intangible assets as acquired rights aiming immaterial assets intended for maintaining the institution or exercised with this purpose, including those corresponding to payroll services, income, salary, wages and retirement and pension payments, among others.

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

     Furthermore, the amount of loan in foreign currency should be limited to the sum of external operations of the financial institution to which loan funds must be directed. Lastly, pursuant to the Central Bank’s Circular Letter 3,434, the total loan operations made at the expense of these funds are given as collateral to the Central Bank as a condition for the release of the amount to the financial institution.

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

Interest Rates

     The Brazilian Constitution promulgated in 1988 established a 12.0% per year ceiling on loan interest rates, including bank loan interest rates. This ceiling was not enforced, however, because the Brazilian Congress did not adopt the necessary implementing legislation. In May 2003, said article was revoked pursuant to a constitutional amendment.

     Under BR GAAP, financial institutions are required to classify their loans into nine categories, ranging from AA to H, on the basis of their risk. These credit classifications are determined in accordance with Central Bank criteria relating to:

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

     Financial institutions must make monthly loan loss provisions to match contingencies for regulatory purposes. In general, banks review the loan classifications annually. However, a review is made every six months in the case of transactions that are extended to a single client or economic group whose aggregate amount exceeds 5.0% of the financial institution’s adjusted net worth. A past due loan is reviewed monthly.

     Financial institutions should maintain a credit risk management structure compatible with the nature of their transactions and with the complexity of products and services offered, which should also be proportional to the institution’s credit risk exposure.

     For past due loans, the regulations establish maximum risk classifications, as follows:

Number of Days Past Due (1)	Maximum Classification

15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H

_______________________________________________________
(1)	The period should be counted in double in the case of loans with maturity in excess of 36 months.

     Financial institutions are required to determine, on a monthly basis, whether any loans must be reclassified as a result of these maximum classifications. If so, they must adjust their regulated provisions accordingly.

     The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the credit operation, as follows:

Classification of Loan	Minimum Provision (%)

AA	-
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H (1)	100.0

______________________________________________
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

     The Central Bank requires that authorized financial institutions prepare and submit their financial statements in accordance with several requirements. The Central Bank may admit discrepancies in these statements up to 5% per risk level and 2.5% in the reconciled amount.

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

Dissolution of Financial Institutions

     In February 2005, the New Bankruptcy Law was approved, replacing the previous regime that had been in effect since 1945. The main goal of the New Bankruptcy Law is to prevent the liquidation of viable companies, for being incapable of fulfilling their debt obligations. The New Bankruptcy Law seeks to do that by providing greater levels of flexibility to design reorganization strategies while increasing safeguards for secured creditors. It also seeks to improve creditors’ ability to recover through the judiciary system by promoting an agreement between the company and a commission comprised of creditors. The New Bankruptcy Law is not currently applicable to financial institutions, and, accordingly, Law 6,024/74 governing the intervention and administrative liquidation of financial institutions is still applicable to us.

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

     We revised our by-laws to include a provision for an internal control and compliance committee, formed by three to six members appointed by our Board of Directors.

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

Anti-Money Laundering Regulations, Banking Secrecy and Financial Transactions Linked to Terrorism

Under Brazilian anti-money laundering law, financial institutions must:

  keep up-to-date records regarding their customers;

  maintain internal controls and records;

  record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;

  keep records of transactions that exceed R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

  keep records of all check transactions; and

  keep records and inform the Central Bank of any cash deposits or cash withdrawals in amounts above R$100,000.

     The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. Records of transactions involving currency or any asset that can be converted into money, records of transactions that exceed R$10,000 in a calendar month, and records of check transactions must be kept for at least five years, unless an investigation by CVM into the financial institution is in progress, in which case such five-year obligation may be extended.

Brazilian regulations list a number of potential money-laundering transactions, such as:

  transactions involving amounts that are incompatible with the professional, shareholders’ equity and/or earnings condition of the involved parties;

  operations evidencing default on behalf of third parties;

  transactions intended to create loss or gain with no economic grounds;
  transactions involving parties domiciled in jurisdictions that do not cooperate with the Brazilian financial activity control agencies;

  transactions paid in cash;

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

     In October 2008, the Central Bank expanded its rules aiming at controlling financial transactions linked with terrorism, so that operations carried out on behalf of, services provided to or access to funds, other financial assets or economic resources belonging to or directly or indirectly controlled by the following individuals or entities should be immediately reported to the Central Bank: (i) Osama Bin Laden, members of the Al-Qaeda organization, member of the Taliban and other individuals, groups, companies or entities connected with them; (ii) the former government of Iraq or its government agencies, companies or agencies located outside of Iraq, as well as funds or other financial assets or economic funds that might have been withdrawn from Iraq or acquired by Saddam Hussein or by other former Iraqi government senior official and by the closest members of their families, including proprietary entities or those direcitly or indirectly controlled by them or by individuals working for them or under their management; and (iii) individuals that practice or intend to practice acts of terrorism or who take part of facilitates such acts, by entities pertaining or directly or indirectly controlled by such individuals, as well as by individuals and entities acting on their behalf or under their command.

Change of Independent Accounting Firm

Under Brazilian regulations, all financial institutions must:

  be audited by an independent accounting firm; and
  replace periodically the technician in charge, executive officer, manager or audit team supervisor, without the need to change the independent auditor. Replacements must take place after a maximum period of five fiscal years, and the replaced professionals may be reintegrated three years after their replacement. Terms of responsible technicians, executive officers, managers or audit team supervisors begin on the day the team begins work on the audit.

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

Auditing Requirements

     Because we are a financial institution registered with the domestic stock exchanges, we are obligated to have our financial statements audited every six months in accordance with generally the accounting principles adopted in Brazil. Quarterly financial information filed with the CVM is subject to review by our independent accountants.

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

     In July 2007, CVM enacted a rule requiring publicly-held companies to adopt the international accounting standard, pursuant to rules issued by the International Accounting Standards Board (IASB) as of fiscal year ended in 2010. This will represent a change in our accounting practices, since our fiscal statements are currently prepared and disclosed in accordance with the Brazilian and US GAAP.

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

     These securities, operational assets and all other assets that comprise the fund’s portfolio, except for interest in investment funds or in Mercosur, must be registered directly with specific custody deposit accounts opened in the name of the fund. Such accounts must be held within registration and clearance systems authorized by the Central Bank, or within certain custody institutions authorized by the CVM.

     In addition to the limitations provided in each financial investment funds’ charter, financial investment funds are not permitted to have:

  more than ten per cent (10.0%) of their net worth invested in securities of a single issuer, if that issuer is (i) a publicly-held non-financial institution, or (ii) a federal, state, or municipal entity or (iii) another investment fund, except for equity investment funds;

  more than twenty per cent (20.0%) of their net worth invested in securities issued by a financial institution (including the fund manager);

  more than five per cent (5.0%) of their shareholders’ equity when the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Brazilian Central Bank; and

  in the case of fixed income assets investment funds and the money market, more than 10.0% of their net worth invested in a real estate investment fund, a receivables investment fund and an investment fund that invests in other receivables investment funds.

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

     Funds for qualified investors that demand a minimum investment of R$1,000,000.00 per investors will not be subject to the concentration limitations per issuer or type of asset (with due regard for the investment parameters per type of fund described above), as long as this is provided for in their bylaws.

     In addition, CVM rule 409/2004 sets forth that the funds may maintain financial assets traded abroad in their portfolios as follows: (i) for Foreign Debt funds and funds for qualified investors that provide for this possibility, no limit; (ii) for Multimarket funds up to 20% of equity; and (iii) for the remaining funds up to 10% of equity.

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

Regulation of Operations in Other Jurisdictions

     We have branches and subsidiaries in several other jurisdictions, such as New York, Buenos Aires, Tokyo, the Cayman Islands, the Bahamas, Hong Kong and Luxembourg. The Central Bank exercises global consolidated supervision over Brazilian financial institutions’ branches, subsidiaries and corporate holdings abroad and the prior approval of the Central Bank is necessary to establish any new branch, subsidiary or representative office. In most cases, we had to obtain governmental approvals from local central banks and monetary authorities in such jurisdictions before commencing business. In all cases, we are subject to supervision by local authorities.

Taxation

CPMF

     Until December 31, 2007, the CPMF was levied at a rate of 0.38% of any checking account entry related to funds kept in Brazil. Despite having been originally instituted as a temporary tax, the term of effectiveness of the CPMF was systematically extended from October 1996 until December 31, 2007. In 2007 there were extensive discussions in the Brazilian National Congress about a Constitutional Amendment proposal that would extend the CPMF again, but the government did not obtain the required number of votes. Therefore, as of January 1, 2008 this tax was no longer levied.

     The CPMF was levied on any debt entry in any checking account held in Brazil, except for under specific circumstances.

Certain transactions, however, were exempt from the CPMF, such as:

  financial transactions executed by financial institutions in the ordinary course of business;

  operations carried out on the stock market; and

  operations of acquisition of shares in public offerings filed with the CVM and conducted off the stock market, so long as the issuer was registered for trading shares on a stock exchange.

     Moreover, from October 1, 2004 until the CPMF was no longer applicable, its rate was reduced to 0% on debit entries in checking accounts for investment deposits, opened and handled exclusively to conduct fixed and variable income financial investments of any nature, including in savings accounts; and on debit entries in special demand deposit accounts held by low income account holders, subject to maximum transaction limits and to other conditions set forth by CMN and the Brazilian Central Bank.

Tax on Financial Transactions

     The Imposto Sobre Operações Financeiras, known as the “IOF,” is a tax on foreign exchange, securities, credit and insurance transactions. The Minister of Finance sets the rate of the IOF subject to a 25.0% ceiling set forth by law. Although the taxpayer is the one conducting the financial operation subject to taxation, the tax is collected by the financial institution involved.

     In January 2008, the Brazilian Government raised the IOF rate on certain operations, to offset losses from the abolishment of the CPMF.

     IOF may be imposed on a variety of exchange transactions, including the conversion of Brazilian currency into any foreign currency. This aims at the payment of dividends and repatriation of capital invested in our ADSs. Even though the general IOF rate on exchange transactions is 0.38%, it is 0% on exchange transactions of interbank nature and in foreign exchange operations carried out by foreign investors for investment in the financial and capital markets pursuant to the regulations of CMN, including in what regards the payment of dividends and interest on shareholders’ equity to foreign investors. The IOF rate was also reduced to 0% on exchange operations of fund entrances in and exits from the country referring to funding conducted as of October 23, 2008 as foreign loans and financings.

     Presently, the main foreign currency exchange transactions subject to IOF and respective rates are the following:

  a 5.38% rate applies to conversions of foreign loans into Brazilian currency with a term of less than 90 days;

  a 2.38% rate applies to foreign exchange transactions for the acquisition of goods with credit cards;

  a 0.38% rate applies to foreign exchange transactions pegged to import of services or export of goods and services; and

  a 0.38% rate applies to other foreign exchange transactions.

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

     The IOF is levied on all types of loan transactions, including overdraft loans, at a rate of 0.0041% per day on the amount of principal. Until November 2008, the rate applicable to loans raised by corporate entities was 0.0082% . In those loan transactions in which the principal amount is not determined prior to the transaction, in addition to the principal, the IOF tax is also levied on interest and other charges at the same rate. In any case, the IOF tax is subject to a maximum rate of 1.5% during one year.

     Additionally, since January 2008 credit operations are subject to IOF at an additional rate of 0.38%, regardless of the transaction term and of whether the borrower is an individual or corporate entity.

     The IOF is levied on insurance transactions at a rate of:

  0%, in the case of reinsurance or mandatory insurance pegged to housing financing carried out by an agent of the housing financial system, credit-related export transactions, international transportation of goods, rural insurance or premiums designated to fund life insurance plans containing life coverage; or

  0.38% of premiums paid, in case of life insurance and similar policies, for personal and labor accidents, including mandatory insurance for property damage caused by automobiles or ships or by cargo to persons both transported and not;

  2.38% of premiums paid, in the case of private health insurance; and

  7.38% of premiums paid, in the case of other segments of insurance.

     IOF is also assessed on gains realized in transactions with terms of up to 30 days consisting of the sale, assignment, repurchase or renewal of fixed-income investments or the redemption of shares of financial investment funds, variable income funds or investment pools. For more information on financial investment funds and variable income funds see “—Regulation and Supervision—Asset Management Regulation.” The maximum rate of IOF payable in such cases is 1.0% per day and decreases with the length of the transaction, reaching zero for transactions with maturities of at least 30 days, except that the rate for the following types of transactions is currently 0%:

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

Income Tax and Social Contribution on Profits

     Federal taxes that are levied on a company’s income include two components, an income tax known as “IRPJ” and a social contribution tax on net profits, which is known as the “Social Contribution Tax.” The IRPJ is levied at a rate of 15.0% increased by an additional income tax at a rate of 10.0% . Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. The Social Contribution Tax is usually assessed at a rate of 9.0% of adjusted net income. However, since May 2008, financial institutions and affiliated companies are taxed at a rate of 15.0% .

     For further information on our income tax expense, see note 16 to our consolidated financial statements in Item 18.

     Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their profits. The Brazilian entity is allowed to deduct income tax paid abroad based on the same income (i) according to the terms and conditions of any existing income tax treaty; or (ii) up to the amount of Brazilian income taxes imposed on such income since there is reciprocal treatment between Brazil and the country where the profit or gain is obtained, such as the United States of America. Profits realized by the end of each year by an offshore entity which is a branch, controlled or affiliated to a Brazilian entity are regarded as available to the Brazilian entity and, as a consequence, are subject to the payment of income tax in Brazil.

     The profits or dividends generated and paid by Brazilian entities since January 1, 1996 are not subject to withholding income tax, nor to corporate income tax or individual income tax on the person receiving the dividend either in Brazil or abroad. However, as the payment of dividends is not tax deductible for the corporation distributing them, there is an alternative regime for shareholder compensation called “interest on shareholders’ equity,” which allows corporations to deduct interest paid to shareholders from net profits for tax purposes. This deduction is limited to the product of (i) the variation pro rata die of the long-term interest rate disclosed by the Brazilian government, known as “TJLP”; times (ii) the corporation’s net worth calculated in accordance with generally accepted accounting principles in Brazil, and may not exceed the greater of:

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

     Distributions of interest on shareholders’ equity to holders of preferred shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, are subject to a Brazilian withholding tax at a rate of 15.0%, except for payments to (i) people who are exempt from tax in Brazil or (ii) people situated in tax havens. In the latter case, payments are subject to income tax at a rate of 25.0% . For more information on the taxation of interest on shareholders’ equity see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Distributions of Interest on shareholders’ equity.”

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

     Gains realized on any disposition of preferred shares in Brazil by non-Brazilian holders who reside in a jurisdiction that under Brazilian law is deemed to be a “tax haven” (any country that (i) does not impose income tax, (ii) that imposes income tax at a rate of less than 20.0% or (iii) a country whose corporate law opposes confidentiality regarding the shareholders of corporate entities) are subject to the same rates applicable to Brazilian holders, as described above.

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

     Income tax rate is zero over payment, credit, delivery or remittance of profits from transactions involving Brazilian public bonds acquired as of February 16, 2006, except for bonds subject to resale, in accordance with the rules and conditions established by the CMN. This zero-tax rate is not applicable when the beneficiary is resident or domiciled in a “tax heaven.” This zero-tax rate is also applicable to income of nonresidents that invest in quotas of investment funds exclusively for non-resident investors, which funds portfolio is composed by, at least, 98% of public securities. Brazilian tax laws sets forth that remuneration is any amounts from remuneration of invested capital, including the remuneration resulting from variable income securities, such as interest, premiums, commissions, goodwill, negative goodwill, discount and profit sharing, as well as positive results from investments funds and investment clubs.

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

     The income of Brazilian residents from redemption, sale or amortization of quotas of investments in investment funds in equity interests, investment funds in quotas of investment funds in equity interests and investment funds in emerging markets, including the income resulting from the settlement of the fund, is subject to an income tax rate of 15% on the positive difference between the redemption or sale value and the acquisition cost. Gains from the sale of quotas are treated (i) as net gain, when obtained by individuals in operations carried out on the stock exchange, and by companies in operations carried out inside or outside the stock exchange; and (ii) according to the rules applicable to capital gains in the sale of properties and rights of any nature, when obtained by individuals in operations carried out outside the stock exchange.

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

     In December 2008, the Brazilian government created the Transition Tax Regime (“RTT”) to neutralize the impact of the new accounting methods and criteria introduced in December 2008, as part of Brazil’s adoption of international accounting rules. The adoption of RTT which, will be in force until the law ruling the tax effects of the new accounting methods and criteria becomes effective, is optional for 2008 and 2009 but mandatory in 2010 fiscal year, including for purposes of determining the social contribution, PIS and COFINS. We have elected to adopt the RTT for fiscal year 2008.

PIS and COFINS

     Two federal taxes are imposed on the gross revenues of corporate entities: PIS and COFINS. Nonetheless, many revenues, such as dividends, equity in earnings of unconsolidated companies, revenues from the sale of fixed assets and export revenues paid in foreign currency are not included in the calculation base for PIS and COFINS. Revenues earned by corporations domiciled in Brazil are subject to PIS and COFINS taxes corresponding to interest on shareholders’ equity credits.

     Brazilian laws authorize certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

     Between 2002 and 2003, the Brazilian government implemented a non-cumulative collection system in respect of PIS and COFINS, allowing taxpayers to determine their calculation basis by discounting credits that originate from certain transactions. In order to offset these discounts, the rates of both PIS and COFINS were substantially increased. Pursuant to the changes made to PIS and COFINS, as of May 2004, both taxes are applicable to goods and services imported from foreign countries by a company located in Brazil.

     As of August 2004, PIS and COFINS rates were eliminated for financial income earned by companies subject to the non-cumulative applicability of these taxes. However, taxes on payments of interest on shareholders’ equity were not eliminated.

     Certain economic activities are expressly excluded from the non-cumulative collection system of both PIS and COFINS. This is the case for financial institutions, which remained subject to PIS and COFINS according to the “cumulative” method, which does not allow any credits to be discounted.

     PIS is charged based on the total revenue generated by entities and is charged at a rate of 0.65% in the case of financial institutions.

     Before February 1, 1999, we were not a COFINS taxpayer. On February 1, 1999, COFINS was imposed on our gross revenues at a rate of 3.0% . After September 1, 2003, this tax rate was increased to 4.0% for financial institutions. The calculation base for COFINS is the same as that for PIS. Exclusively in 1999, we were authorized by Central Bank to offset up to one-third of amounts we paid as COFINS against the amounts we should pay as social contribution on taxable profit.

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

     As was already the case within the scope of entities subject to CMN, on December 2008 SUSEP promulgated rules regarding specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions that address the communication of proposals for operations with politically exposed individuals and restraints on terrorism financing activities.

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

SELECTED STATISTICAL INFORMATION

     We have included the following information for analytical purposes. You should read this information in conjunction with “Operating and Financial Review and Prospects” and our consolidated financial statements in Item 18.

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

     Additionally, fees received from various loan commitments are included in interest income on loans. We do not consider these amounts significant.

	December 31

	2006			2007			2008

			Average			Average			Average

	Average		yield/	Average		yield/	Average		yield/

	balance	Interest	Interest (a)	balance	Interest	Interest (a)	balance	Interest	Interest (a)

Interest-earning assets (1):	(R$ in millions, except %)
Loans	R$88,044	R$20,977	23.8%	R$105,470	R$22,608	21.4%	R$146,404	R$33,662	23.0%
Federal funds sold and securities
purchased under agreements to resell	13,378	2,177	16.3	33,299	3,429	10.3	46,893	6,466	13.8
Trading assets	41,999	5,705	13.6	52.787	5,677	10.8	72,789	7,685	10.6
Available-for-sale securities (2)	15,980	2,490	15.6	21,760	2,843	13.1	24,727	3,248	13.1
Held to maturity securities	4,122	324	7.9	2,762	279	10.1	3,458	509	14.7
Interest-bearing deposits in other banks	11,945	541	4.5	7,635	429	5.6	8,360	706	8.4
Other interest-earning assets:
Central Bank compulsory deposits	16,251	1,998	12.3	18,858	1,207	6.4	24,590	1,489	6.1
Other assets	886	59	6.7	716	37	5.2	648	38	5.9

Total interest-earning assets	192,605	34,271	17.8	243,287	36,509	15.0	327,869	53,803	16.4

Non-interest-earning assets (3):
Cash and due from bank	3,895	-	-	5,006	-	-	6,193	-	-
Central Bank compulsory deposits	5,298	-	-	6,868	-	-	7,338	-	-
Available-for-sale securities	2,266	-	-	2,472	-	-	2,472	-	-
Non-performing loans	3,004	-	-	5,576	-	-	4,312	-	-
Allowance for loan losses	(5,832)	-	-	(7,114)	-	-	(8,726)	-	-
Equity investees and other investments	772	-	-	518	-	-	875	-	-
Premises and equipment	2,445	-	-	2,710	-	-	3,066	-	-
Goodwill	500	-	-	893	-	-	1,056	-	-
Intangible assets	1,577	-	-	1,594	-	-	3,057	-	-
Others	21,368	-	-	27,646	-	-	29,034	-	-

Total non-interest-earning assets	35,293	-	-	46,169	-	-	48,677	-	-

Total assets	R$227,898	R$34,271	15.0%	R$289,456	R$36,509	12.6%	R$376,546	R$53,803	14.3%

	December 31

	2006			2007			2008

			Average			Average			Average

	Average		yield/	Average		yield/	Average		yield/

	balance	Interest	Interest (a)	balance	Interest	Interest (a)	balance	Interest	Interest (a)

	(R$ in millions, except %)
Interest-bearing liabilities:
Deposits from banks:
Domestic (3)	R$143	R$19	13.3%	R$223	R$33	14.8%	R$404	R$80	19.8%

Total	143	19	13.3	223	33	14.8	404	80	19.8

Savings deposits:
Domestic (3)	25,590	1,909	7.5	28,958	2,002	6.9	34,538	2,442	7.1

Total	25,590	1,909	7.5	28,958	2,002	6.9	34,538	2,442	7.1

Time deposits:
Domestic(3)	31,203	4,149	13.3	32,322	3,405	10.5	58,843	6,959	11.8
International(4)	3,258	152	4.7	2,066	119	5.8	3,390	155	4.6

Total	34,461	4,301	12.5	34,388	3,524	10.2	62,233	7,114	11.4

Federal funds purchased and securities
sold under agreements to repurchase	27,821	3,762	13.5	51,384	5,540	10.8	74,139	9,169	12.4

Borrowings:
Short-term:
International (4)	5,741	54	0.9	6,892	(727)	(10.5)	10,252	4,899	47.8

Total	5,741	54	0.9	6,892	(727)	(10.5)	10,252	4,899	47.8

Long-term:
Domestic (3)	20,700	2,649	12.8	26,715	2,677	10.0	32,712	3,408	10.4
International (4)	6,589	175	2.7	5,590	(311)	(5.6)	7,733	1,320	17.1

Total	27,289	2,824	10.3	32,305	2,366	7.3	40,445	4,728	11.7

Total interest-bearing liabilities	121,045	12,869	10.6	154,150	12,738	8.3	222,011	28,432	12.8

Non-interest-bearing liabilities:
Demand deposits:
Domestic (3)	17,210	-	-	22,185	-	-	25,991	-	-
International (4)	222	-	-	126	-	-	314	-	-

Total	17,432	-	-	22,311	-	-	26,305	-	-

Other non-interest-bearing liabilities	67,989	-	-	85,091	-	-	93,862	-	-

Total non-interest-bearing liabilities	85,421	-	-	107,402	-	-	120,167	-	-

Total liabilities	206,466	12,869	6.2	261,552	12,738	4.9	342,178	28,432	8.3

Shareholders’ equity	21,323	-	-	27,731	-	-	33,180	-	-
Minority interest on consolidated
subsidiaries	109	-	-	173	-	-	1,188	-	-

Total liabilities and shareholders’
equity	R$227,898	R$12,869	5.6%	R$289,456	R$12,738	4.4%	R$376,546	28,432	7.6%

____________________________
(1)	Primarily denominated in reais.
(2)	Calculated using the historical average of amortized cost. If calculated using the book value, the average yield/rate amounts would be 12.4% in 2008, 12.5% in 2007 and 13.1% in 2006.
(3)	Denominated in reais.
(4)	Denominated in foreign currency, primarily U.S. dollars.

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

	December 31

	2007/2006			2008/2007

	Increase (decrease) due to changes in:

	Average	Average	Net	Average	Average	Net
	volume	yield/rate (a)	change	volume	yield/rate (a)	change

	(R$ in millions)
Interest-earning assets:
Loans	R$3,875	R$(2,244)	R$1,631	R$9,311	R$1,743	R$11,054
Federal funds sold and securities purchased under
agreements to resell under agreements to
resell	2,287	(1,035)	1,252	1,659	1,378	3,037
Trading assets	1,297	(1,325)	(28)	2,114	(106)	2,008
Available-for-sale securities	800	(447)	353	390	15	405
Held to maturity securities	(123)	78	(45)	82	148	230
Interest-bearing deposits in other banks	(223)	111	(112)	44	233	277
Central Bank compulsory deposits	282	(1,073)	(791)	350	(68)	282
Other assets	(10)	(12)	(22)	(4)	5	1

Total interest-earning assets	8,185	(5,947)	2,238	13,946	3,348	17,294

Interest-bearing liabilities:
Deposits from banks
Domestic	12	2	14	33	14	47

Total	12	2	14	33	14	47

Savings deposits:
Domestic	239	(146)	93	394	46	440

Total	239	(146)	93	394	46	440

Time deposits:
Domestic	144	(888)	(744)	3,092	462	3,554
International	(64)	31	(33)	64	(28)	36

Total	80	(857)	(777)	3,156	434	3,590

Federal funds purchased and securities sold
under agreements to repurchase	2,665	(887)	1,778	2,724	905	3,629

Borrowings:
Short-term:
International	9	(790)	(781)	(196)	5,822	5,626

Total	9	(790)	(781)	(196)	5,822	5,626

Long- term:
Domestic	674	(646)	28	621	110	731
International	(23)	(463)	(486)	(77)	1,708	1,631

Total	651	(1,109)	(458)	544	1,818	2,362

Total interest-bearing liabilities	R$3,656	R$(3,787)	R$(131)	R$6,655	R$9,039	R$15,694

Net Interest Margin and Spread

     The following table shows the average balance of our interest-earning assets, interest-bearing liabilities and net interest income, and compares the net interest margin and net interest spread for the periods indicated:

	December 31,

	2006	2007	2008

	(R$ in millions, except %)
Average balance of interest-earning assets	R$192,605	R$243,287	R$327,869
Average balance of interest-bearing liabilities	121,045	154,150	222,011
Net interest income (1)	R$21,402	R$23,771	R$25,371
Interest rate on the average balance of interest-earning assets	17.8%	15.0%	16.4%
Interest rate on the average balance of interest-bearing liabilities	10.6	8.3	12.8
Net yield on interest–earning assets (2)	7.2	6.7	3.6
Net interest margin (3)	11.1%	9.8%	7.7%

__________________________
(1)	Total interest income less total interest expenses
(2)	Difference between the yield on the rates of the average interest-earning assets and the rate of the average interest-bearing liabilities.
(3)	Net interest income divided by average interest-earning assets.

Return on Equity and Assets

     The table below shows selected financial indices for the periods indicated:

	December 31,

	2006	2007	2008

	(R$ in millions, except % and per share information)

Net income	R$6,462	R$7,908	R$7,018
Average total assets	227,898	289,456	376,546
Average shareholders’ equity	R$21,323	R$27,731	R$33,180
Net income as a percentage of average total assets	2.8%	2.7%	1.9%
Net income as a percentage of average shareholders’ equity	30.3	28.5	21.2
Average shareholders’ equity as a percentage of average total assets	9.4%	9.6%	8.8%
Dividends payout ratio per class of shares (1)	0.33	0.36	0.37

__________________________
(1)	Total declared dividends per share divided by net income.

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

	December 31,

	2006	2007	2008

	(R$ in millions, except %)

Trading securities:

Mutual funds	R$28,549	R$36,532	R$41,042
Brazilian government securities	31,150	16,741	35,727
Corporate debt securities	1,040	1,846	5,950
Brazilian sovereign bonds	55	36	43
Derivative financial instruments	584	1,134	2,387
Bank debt securities	1,263	956	4,490
Foreign government securities	94	1,901	1,756
Public company shares			454

Total	R$62,735	R$59,146	R$91,849

Trading securities as a percentage of total assets	24.2%	17.7%	21.1%

Available-for-sale securities:
Brazilian government securities	R$16,712	R$23,190	R$20,450
Brazilian sovereign bonds	1,549	438	1,777
Corporate debt securities	2,130	1,364	4,105
Bank debt securities	54	80	438
Foreign government securities	9	-	-
Marketable equity securities	3,425	4,581	3,185

Total	R$23,879	R$29,653	R$29,955

Available-for-sale securities as a percentage of total assets	9.2%	8.9%	6.9%

Held to maturity securities:
Brazilian government securities	2,188	2,643	2,961
Brazilian sovereign bonds (1)	1,040	288	1,073
Foreign government securities	37	50	63

Total	R$3,265	R$2,981	R$4,097

Held to maturity securities as a percentage of total assets	1.3%	0.9%	0.9%

___________________________
(1)	See note 6 to our consolidated financial statements included in Item 18.

Maturity Distribution

     The following table sets forth the maturity dates and weighted average yield, as of December 31, 2008, of our trading securities, available-for-sale securities and held to maturity securities.

     As of December 31, 2008, we held no tax-exempt securities in our portfolio.

	December 31, 2008

	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Unspecified Maturity		Total

	Average	yield	Average	yield	Average	yield	Average	yield	Average	yield	Average	yield

	(In millions of R$, except percentages)
Trading securities(1):
Brazilian government securities	23,267	12.4%	11,328	10.2%	1,129	9.2%	3	7.4%	-	-	35,727	11.6%
Fixed rate	6,385	12.5	548	12.2	36	13.2	-	-	-	-	6,969	12.5
Floating rate	16,882	12.4	10,780	10.1	1,093	9.1	3	7.4	-	-	28,758	11.4
Brazilian sovereign bonds	-	-	43	8.9	-	-	-	-	-	-	43	8.9
Floating rate – bills of exchange	-	-	43	8.9	-	-	-	-	-	-	43	8.9
Foreign government securities	1,756	8.4	-	-	-	-	-	-	-	-	1,756	8.4

Floating rate – bills of exchange	1,756	8.4	-	-	-	-	-	-	-	-	1,756	8.4

Bonds issued by non–financial institutions	4,451	12.0	934	12.2	520	12.0	45	8.9	-	-	5,950	12.0
Floating rate – bills of exchange	56	11.2	34	8.7	20	6.4	15	8.3	-	-	125	9.7

Floating rate	4,395	12.0	900	12.4	500	12.3	30	9.2	-	-	5,825	12.6

Financial institutions bonds	21	14.3	4,468	12.7	1	2.4	-	-	-	-	4,490	12.8
Floating rate – bills of exchange	21	14.3	3	20.0	1	2.4	-	-	-	-	25	14.5

Floating rate	-	-	4,465	12.4	-	-	-	-	-	-	4,465	12.4

Mutual Funds (2)	-	-	-	-	-	-	-	-	41,042	-	41,042	-

Floating rate	-	-		-		-	-	-	41,042	-	41,042	-
Derivative financial instruments	2,010	-	334	-	43	-	-	-	-	-	2,387	-
Floating rate – bills of exchange	166	-	-	-	-	-	-	-	-	-	166	-
Floating rate	1,844	-	334	-	43	-	-	-	-	-	2,221	-
Marketable equity securities	-	-	-	-	-	-	-	-	454	-	454	-
Floating rate	-	-	-	-	-	-	-	-	454	-	454	-
Total trading securities
Brazilian government securities	31,505	-	17,107	-	1,693	-	48	-	41,496	-	91,849	-

Available–for–sale securities at market value (2):
Brazilian government securities	1,026	8.7	1,927	8.2	5,468	7.9	12,029	7.3	-	-	20,450	7.6
Fixed rate	78	12.8	-	-	1,894	7.1	-	-	-	-	1,972	7.3
Floating rate	948	8.4	1,927	8.2	3,574	8.4	12,029	7.3	-	-	18,478	7.6
Brazilian sovereign bonds	2	7.2	431	10.2	45	9.9	1,299	12.0	-	-	1,777	11.5
Floating rate – bills of exchange	2	7.2	431	10.2	45	9.9	1,299	12.0	-	-	1,777	11.5
Bonds issued by non–financial institutions	625	11.6	1,580	11.3	1,087	8.3	813	9.8	-	-	4,105	10.3
Floating rate	531	12.0	1,180	12.2	319	11.2	693	10.0	-	-	2,723	11.5
Floating rate – bills of exchange	94	9.4	400	8.7	768	7.1	120	8.3	-	-	1,382	7.8
Financial institutions bonds	25	2.0	2	4.9	340	6.5	71	9.7	-	-	438	6.6
Floating rate – bills of exchange	25	2.0	2	4.9	340	6.5	16	5.5	-	-	383	6.2
Floating rate	-	-	-	-	-	-	55	10.9	-	-	55	10.9
Marketable equity securities (2)	-	-	-	-	-	-	-	-	3,185	-	3,185	-
Floating rate	-	-	-	-	-	-	-	-	3,185	-	3,185	-
Total available–for–sale securities	1,678	-	3,940	-	6,940	-	14,212	-	3,185	-	29,955	-

Total held to maturity securities, at amortized
cost
Brazilian government securities	-	-	116	8.5	174	8.2	2,671	6.9	-	-	2,961	7.1
Floating rate	-	-	116	8.5	174	8.2	2,671	6.9	-	-	2,961	7.1
Brazilian sovereign bonds	-	-	989	10.1	84	8.0	-	-	-	-	1,073	9.9
Floating rate – bills of exchange	-	-	989	10.1	84	8.0	-	-	-	-	1,073	9.9
Foreign government securities	63	-	-	-	-	-	-	-	-	-	63	-
Floating rate – bills of exchange	63	-	-	-	-	-	-	-	-	-	63	-
Total held to maturity securities	63	-	1,105	-	258	-	2,671	-	-	-	4,097	-

Overall Total	33,246	-	22,152	-	8,891	-	16,931	-	44,681	-	125,901	-

___________________________
(1)	At market value.
(2)	Investments in mutual funds are redeemable at any time in accordance with our liquidity needs Average yield is not stated, as future yields are not quantifiable These trading securities were excluded from the total yield computation.
(*)	The figures above are not adjusted to the exchange rate variation.

     The following table shows our securities portfolio by currency as of the dates indicated:

	At fair value		Amortized cost

			Held-to-maturity
	Trading	Available-for-sale	securities	Total

	(R$ in million)
December 31, 2008:
Indexed to reais	R$89,734	R$26,413	R$2,961	R$118,852
Denominated in foreign currency (1)	2,115	3,542	1,136	7,049
December 31, 2007:
Indexed to reais	R$56,241	R$28,104	R$2,643	R$86,988
Denominated in foreign currency (1)	2,905	1,549	338	4,792
December 31, 2006:
Indexed to reais	R$60,964	R$21,144	R$2,188	R$84,296
Indexed to foreign currency (1)	1,254	-	-	1,254
Denominated in foreign currency (1)	517	2,735	1,077	4,329

________________________
(1)	Predominantly U.S. dollars.

Central Bank Compulsory Deposits

     We are required to either maintain deposits with the Central Bank, or purchase and keep Brazilian government securities as compulsory deposits.

     The following table sets forth the amounts of these deposits as of the dates indicated:

	December 31,

	2006		2007		2008

		% of total		% of total		% of total
		compulsory		compulsory		compulsory
	R$	deposits	R$	deposits	R$	deposits

	(R$ in millions, except %)
Total deposits:
Non-interest earning (1)	R$6,446	27.5%	R$8,919	28.0%	R$5,591	21.2%
Interest-earning (2)	17,015	72.5	22,894	72.0	20,793	78.8

Total	R$23,461	100.0%	R$31,813	100.0%	R$26,384	100.0%

__________________________
(1)	Primarily demand deposits
(2)	Primarily time and savings deposits

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

	December 31,

	2004	2005	2006	2007	2008

	(R$ in millions)
Type of credit operations
Commercial
Industrial and others	R$23,343	R$28,690	R$32,604	R$44,380	R$62,216
Import financing	1,242	1,100	1,465	2,179	3,350
Export financing	8,181	10,067	12,934	15,342	24,130
Leasing	1,626	2,491	3,842	8,097	20,096
Construction	449	523	519	1,634	3,134
Individuals
Overdraft	1,301	1,572	1,263	1,881	2,409
Real estate	921	832	1,326	1,571	2,174
Financing (1)	15,305	25,187	28,828	38,791	34,325
Credit card	1,289	1,830	2,652	2,330	2,501
Rural credit	6,034	6,369	7,399	9,032	10,459
Foreign currency loans	1,588	1,900	1,546	2,529	2,769
Public Sector	15	49	62	94	94
Non-performing loans	2,206	2,701	4,284	5,277	7,178
Allowance for loan losses	(4,063)	(4,964)	(6,552)	(7,769)	(10,318)

Loans, net	R$59,437	R$78,347	R$92,172	R$125,368	R$164,517

___________________________
(1)	Constituted primarily by loans for the acquisition of vehicles and direct consumer financing.

     The types of credit operations presented above are as follows:

     Commercial – commercial loans include loans to corporate customers, including small businesses, as well as financing imports for corporate customers. We also provide advances to corporate exporters under trade exchange contracts, which are typically short- and medium-term loans;

     Construction – real estate construction financing consists primarily of mortgage loans to construction companies, which generally have medium-term maturities;

     Leasing – leasing contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers;

     Individuals – loans to individuals include mortgage loans to individuals for the purchase of their own residences, which generally have long-term maturities, credit cards and lines of credit provided to individuals under pre-approved credit limits as a result of overdrafts on their deposit accounts. We offer individuals personal loans for various other purposes, classified as “financing,” which consist of loans for the acquisition of vehicles and direct consumer financing;.

     Rural credit – rural credit consists of loans to borrowers who operate in rural businesses, including farming, production, livestock and reforestation;

     Foreign currency loans – foreign currency loans are on-lending financing raised by Brazilian companies that are indexed to U.S. dollar and are subject to foreign exchange rate variation and accrued interests;

     Public sector – public sector credit operations are loans to Brazilian federal, state and municipal governments or agencies;

     Non-performing loans – we classify all loans that are sixty days or more overdue as non-performing once the credits are classified as non-performing loans we stop accruing interest over them;

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

     We estimate the value of impaired loans based on:

  the present value of expected future cash flows discounted at the loan’s effective interest rate; and

  for collateral dependent loans, the fair value of the underlying collateral.

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

     There were no changes made to our loan classification system. For more information on our categorization of loans, see “Item 4. Information on the Company—Regulation and Supervision—Bank Regulations—Treatment of Overdue Debts” and “—Classification of Loan Operations Portfolio.”

Maturities and Interest Rates of Loans

     The following tables show the distribution of maturities of our loans by type, as well as the composition of our loan portfolio by interest rate and maturity as of the dates indicated:

	December 31, 2008

	Due								Allowance
	within 30	Due in 31	Due in 91	Due in					for Losses
	days or	to 90	to 180	181 to	Due in 1	Due after	No stated	Total loans,	in loan
	less	days	days	360 days	to 3 years	3 years	maturity (1)	gross	operations	Total

Type of loan:	(R$ in millions)
Commercial:
Industrial and others	R$13,725	R$13,163	R$6,111	R$7,087	R$13,866	R$7,660	R$2,258	R$63,870	R$(3,294)	R$60,576
Import financing	808	1,024	766	436	283	33	11	3,361	(15)	3,346
Export financing	2,136	3,081	4,598	5,529	4,733	4,053	114	24,244	(446)	23,798
Construction	17	31	89	327	1,941	729	16	3,150	(40)	3,110
Leasing	749	1,379	2,037	3,693	11,454	758	467	20,537	(641)	19,896
Individuals:
Overdraft	2,136	-	-	-	-	-	615	2,751	(302)	2,449
Real estate	25	43	62	125	450	1,460	39	2,204	(252)	1,952
Financing (2)	3,206	4,615	5,207	7,495	11,777	1,769	3,420	37,489	(4,088)	33,401
Credit cards	-	-	-	-	-	-	3,645	3,645	(964)	2,681
Rural credit	432	779	1,769	2,697	1,830	2,893	320	10,720	(271)	10,449
Foreign currency loans	289	245	266	437	781	749	3	2,770	(5)	2,765
Public Sector	2	2	4	7	28	51	-	94	-	94

Total	R$23,525	R$24,362	R$20,909	R$27,833	R$47,143	R$20,155	R$10,908	R$174,835	R$(10,318)	R$164,517

___________________________
(1)	Primarily composed of non-performing credit cards and loans.
(2)	Primarily composed of loans for the acquisition of vehicles and direct consumer financing.

December 31, 2008

Due within
	30 days or	Due in 31	Due in 91	Due in 181	Due in	Due after 3	No stated	Total loans,
	less	to 90 days	to 180 days	to 360 days	1 to 3 years	years	maturity	gross

(R$ in millions)
Types of loans to
customer by maturity
Floating or adjustable
rates(1)	R$7,585	R$5,149	R$8,184	R$11,457	R$14,815	R$13,590	R$7,178	R$67,958
Fixed rates	15,940	19,213	12,725	16,376	32,328	6,565	3,730	106,877

Total	R$23,525	R$24,362	R$20,909	R$27,833	R$47,143	R$20,155	R$10,908	R$174,835

________________________
(1)	Includes non-performing loans.

Credit Approval Process

     For a description of our credit approval process, see “Item 4. Information on the Company—History and Development of the Company—Risk Management—Credit.”

Indexation

     The majority of our loan portfolio is denominated in reais. However, a portion of our loan portfolio is indexed or denominated to foreign currencies, predominantly the U.S. dollar. Our loans indexed and denominated to the U.S. dollar consist of on lending of Eurobond and export and import financing, and represented 14.8%, 13.2% and 15.6% of our loan portfolio as of December 31, 2008, 2007 and 2006, respectively. In many cases our clients hold derivative instruments to minimize exchange rate variation risk.

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

     We classify all loans overdue for 60 days or more as non-performing. Once loans are classified as non-performing they no longer accrue interest.

	December 31,

	2004	2005	2006	2007	2008

	(R$ in millions, except %)
Non-performing loans	R$2,206	R$2,701	R$4,284	R$5,277	R$7,178
Foreclosed assets, net of reserves	229	166	161	195	327

Total non-performing loans and
foreclosed assets	2,435	2,867	4,445	5,472	7,505

Allowance for loan losses	4,063	4,964	6,552	7,769	10,318
Total loans	R$63,500	R$83,311	R$98,724	R$133,137	R$174,835

Non-performing loans as a percentage of total loans	3.5%	3.2%	4.3%	4.0%	4.1%
Non-performing loans and foreclosed assets as a percentage of total loans	3.8	3.4	4.5	4.1	4.3
Allowance for loan losses as a percentage of total loans	6.4	6.0	6.6	5.8	5.9
Allowance for loan losses as a percentage of non-performing loans	184.2	183.8	152.9	147.2	143.7
Allowance for loan losses as a percentage of non-performing loans and foreclosed assets	166.9	173.1	147.4	142.0	137.5
Net charge-offs for the period as a percentage of the average balance of loans (including non-performing loans)	2.1%	1.3%	2.4%	3.1%	2.7%

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

Loans by Economic Activity

     The following table summarizes our loans by borrowers’ economic activity as of the dates indicated. This table does not include non-performing loans.

	December 31,

	2006		2007		2008

	Loan	% of loan	Loan	% of loan	Loan	% of loan
	portfolio	portfolio	portfolio	portfolio	portfolio	portfolio

	(R$ in millions, except %)
Industrial:
Food, beverages and tobacco	R$4,226	4.5%	R$6,547	5.1%	R$9,733	5.8%
Electric and electronic, and
communication equipment	633	0.7	812	0.6	1,196	0.7
Chemicals and pharmaceuticals	2,614	2.8	3,847	3.0	5,592	3.3
Civil construction	1,475	1.5	3,271	2.6	3,268	2.0
Basic metal industries	1,937	2.0	2,446	1.9	6,171	3.7
Textiles, clothing and leather goods	1,450	1.5	2,602	2.0	3,654	2.2
Manufacturing of machinery and
equipment	1,702	1.8	1,947	1.5	2,246	1.3
Paper, paper products, printing and
publishing	2,340	2.5	2,121	1.7	3,709	2.2
Automotive	2,449	2.6	2,530	2.0	3,478	2.1
Non-metallic minerals	1,306	1.4	529	0.4	678	0.4
Rubber and plastic	1,040	1.1	1,385	1.1	1,876	1.1
Information technology and office
equipment	52	-	155	0.1	-	-
Wood and wood products, including
furniture	643	0.7	747	0.6	972	0.6
Extractive	758	0.8	1,563	1.2	1,878	1.1
Petrochemicals	470	0.5	270	0.2	1,951	1.2
Others	4,700	5.0	9,522	7.5	14,224	8.5

Subtotal	27,795	29.4	40,294	31.5	60,626	36.2

Individuals:
Consumer loans	32,743	34.7	43,002	33.6	39,235	23.4
Real estate	1,326	1.4	1,571	1.2	2,174	1.3
Lease financing	100	0.1	251	0.2	808	0.5

Subtotal	34,169	36.2	44,824	35.0	42,217	25.2

Real Estate Construction	519	0.6	1,634	1.3	3,134	1.8

Commercial
Retail	7,393	7.8	9,725	7.6	14,472	8.6
Wholesale	4,781	5.1	5,842	4.6	7,833	4.7
Lodging and catering services	374	0.4	592	0.5	1,260	0.8

Subtotal	12,548	13.3	16,159	12.7	23,565	14.1

Financial services:
Financial institutions	987	1.1	1,048	0.8	1,211	0.7
Insurance companies and private pension
plans	27	-	44	-	108	0.1

Subtotal	1,014	1.1	1,092	0.8	1,319	0.8

Services
Telecommunications	1,097	1.2	1,191	0.9	811	0.5
Service providers	2,602	2.7	3,544	2.8	3,472	2.1
Transportation	4,238	4.5	5,559	4.4	8,927	5.3
Real estate	773	0.8	1,364	1.1	5,538	3.3
Health and social services	581	0.6	787	0.6	1,781	1.1
Leisure	575	0.6	824	0.6	880	0.5
Education	367	0.4	426	0.3	413	0.2
Public administration and defense	14	-	73	0.1	-	-
Other	749	0.8	1,057	0.8	4,515	2.7

Subtotal	10,996	11.6	14,825	11.6	26,337	15.7

Agriculture, breeding, forestry and
fishing	7,399	7.8	9,032	7.1	10,459	6.2

Total	R$94,440	100.0%	R$127,860	100.0%	R$167,657	100.0%

Allowance for Loan Losses

     The following table states the allowance for loan losses by economic activity for the periods indicated:

	December 31,

	2004	2005	2006	2007	2008

	(R$ in millions, except %)
Balance at the beginning of the period	R$3,846	R$4,063	R$4,964	R$6,552	R$7,769
Charge–off from assets
Commercial
Industrial and others	(853)	(604)	(947)	(1,015)	(1,532)
Import financing	(5)	–	–	–	(6)
Export financing	(13)	(8)	(3)	(1)	(57)
Construction	(5)	–	–	–	-
Leasing	(31)	(23)	(7)	(106)	(139)
Individuals
Overdraft	(278)	(177)	(247)	(247)	(236)
Real Estate	(135)	(26)	(47)	(61)	28
Financing (1)	(207)	(572)	(1,301)	(2,252)	(2,351)
Credit card	(287)	(153)	(257)	(596)	(1,040)
Rural credit	(8)	(39)	(6)	(2)	(7)
Foreign currency loans	(2)	(1)	(1)	(1)	(5)

Total charge–off from assets	(1,824)	(1,603)	(2,816)	(4,281)	(5,345)

Recoveries
Commercial
Industrial and others	286	308	253	383	266
Import financing	1	–	–	–	-
Leasing	4	42	14	13	13
Individuals
Overdraft	54	38	39	51	299
Real estate	69	31	18	18	20
Financing (1)	175	208	281	367	557
Credit card	7	10	19	35	86
Rural credit	5	36	10	10	2
Foreign currency loans	11	8	3	5	-

Total recoveries	612	681	637	882	1,243

Net charge–offs	(1,212)	(922)	(2,179)	(3,399)	(4,102)

Provision for loan losses	1,429	1,823	3,767	4,616	6,651

Balance at the end of the period	R$4,063	R$4,964	R$6,552	R$7,769	R$10,318

Net charge–offs during the period as a percentage of average loans outstanding(including non–performing loans)	2.1%	1.3%	2.4%	3.1%	2.7%

____________________________
(1)	Primarily composed of vehicle financing and consumer loans

     Based on information available regarding our debtors, we believe that our aggregate allowance for loan losses is sufficient to cover probable losses in our loan operations portfolio.

     The following table sets forth our provision for loan losses, charge-offs and recoveries included in results of operations for the periods indicated:

	Year ended December 31,			% Change

	2006	2007	2008	2007/2006	2008/2007

	(R$ in millions, except %)
Provision for loan losses expenses	R$3,767	R$4,616	R$6,651	22.5%	44.1%
Loan charge-offs	(2,816)	(4,281)	(5,345)	52.0	24.9
Loan recoveries	637	882	1,243	38.5	40.9
Net Charge offs	R$(2,179)	R$(3,399)	R$(4,102)	56.0%	20.7%
Provision for loan losses (1)	4.2%	4.2%	4.4%	-	-

____________________________
(1)	Provision as a percentage of average loans outstanding.

Allocation of the Allowance for Loan losses

     The tables below set forth the allocation of the allowance for loan losses for the periods indicated. The allowance amount allocated and the loan category are stated as a percentage of total loans.

	December 31, 2004

		Allocated	Allocated
		allowance as a	allowance as a	Loan category	Loan category
	Allocated	percentage of	percentage of	as a percentage	as a percentage
	allowance	total loans (1)	total loans (2)	of total loans (1)	of total loans (2)

	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$1,600	2.6%	2.5%	38.3%	38.1%
Import financing	45	0.1	0.1	2.1	2.0
Export financing	122	0.2	0.2	13.4	13.1
Construction	23	–	–	0.7	0.7
Leasing	53	0.1	0.1	2.7	2.6
Individuals
Overdraft	191	0.3	0.3	2.1	2.3
Real Estate	111	0.3	0.2	1.5	1.7
Financing (3)	1,415	2.3	2.2	24.6	25.0
Credit card	188	0.3	0.3	2.1	2.4
Rural credit	302	0.5	0.5	9.9	9.6
Foreign currency loans	13	–	–	2.6	2.5

Total	R$4,063	6.7%	6.4%	100.0%	100.0%

___________________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2005

		Allocated	Allocated
		allowance as a	allowance as a	Loan category	Loan category
	Allocated	percentage of	percentage of	as a percentage	as a percentage
	allowance	total loans (1)	total loans (2)	of total loans (1)	of total loans (2)

	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$1,885	2.3%	2.3%	35.9%	35.6%
Import financing	24	–	–	1.4	1.3
Export financing	123	0.2	0.1	12.5	12.3
Construction	56	0.1	0.1	0.7	0.6
Leasing	105	0.1	0.1	3.1	3.0
Individuals
Overdraft	242	0.3	0.3	2.0	2.1
Real estate	137	0.2	0.2	1.0	1.1
Financing (3)	1,832	2.3	2.2	30.7	31.4
Credit card	249	0.3	0.3	2.3	2.5
Rural credit	304	0.4	0.4	8.0	7.8
Foreign currency loans	7	–	–	2.4	2.3

Total	R$4,964	6.2%	6.0%	100.0%	100.0%

__________________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2006

		Allocated	Allocated
		allowance as a	allowance as a	Loan category	Loan category
	Allocated	percentage of	percentage of	as a percentage	as a percentage
	allowance	total loans (1)	total loans (2)	of total loans (1)	of total loans (2)

	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$2,569	2.7%	2.6%	34.8%	34.5%
Import financing	2	–	–	1.6	1.5
Export financing	101	0.1	0.1	13.8	13.2
Construction	56	0.1	0.1	0.6	0.5
Leasing	105	0.1	0.1	4.1	4.0
Individuals
Overdraft	182	0.2	0.2	1.4	2.0
Real estate	132	0.1	0.1	1.4	1.4
Financing (3)	2,941	3.2	3.0	29.9	30.7
Credit card	265	0.3	0.3	2.8	2.8
Rural credit	196	0.2	0.2	7.9	7.8
Foreign currency loans	3	–	–	1.7	1.6

Total	R$6,552	7.0%	6.7%	100.0%	100.0%

__________________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2007

		Allocated	Allocated
		allowance as a	allowance as a	Loan category	Loan category
	Allocated	percentage of	percentage of	as a percentage	as a percentage
	allowance	total loans (1)	total loans (2)	of total loans (1)	of total loans (2)

	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$2,759	2.2%	2.1%	34.7%	34.3%
Import financing	10	–	–	1.7	1.7
Export financing	79	0.1	0.1	12.0	11.5
Construction	56	0.1	0.1	1.3	1.3
Leasing	171	0.1	0.1	6.3	6.2
Individuals
Overdraft	232	0.2	0.2	1.5	1.6
Real estate	129	0.1	0.1	1.3	1.2
Financing (3)	3,424	2.7	2.6	30.3	31.0
Credit card	686	0.5	0.5	1.8	2.4
Rural credit	216	0.2	0.2	7.1	6.9
Foreign currency loans	7	–	–	2.0	1.9

Total	R$7,769	6.2%	6.0%	100.0%	100.0%

__________________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2008

				Loan	Loan
		Allowance	Allowance	operations	operations
		allocated as a	allocated as a	category as a	category as a
	Allowance	percentage of	percentage of	percentage of	percentage of
	Allocated	total loans(1)	total loans(2)	total loans(1)	total loans.(2)

	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$3,294	2.0%	1.9%	38.0%	37.4%
Import financing	15	-	-	1.2	1.1
Export financing	446	0.3	0.2	14.4	13.9
Construction	40	0.1	0.1	1.9	1.8
Leasing	641	0.4	0.4	12.0	11.7
Individuals
Overdraft	302	0.2	0.2	1.4	1.6
Real Estate	252	0.1	0.1	1.3	1.3
Financing (3)	4,088	2.4	2.3	20.4	21.4
Credit card	964	0.6	0.6	1.5	2.1
Rural credit	271	0.1	0.1	6.2	6.1
Foreign currency loans	5	-	-	1.7	1.6

Total	R$10,318	6.2%	5.9%	100.0%	100.0%

__________________________
(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

Average Deposit Balances and Interest Rates

     The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

	Year ended December 31,

	2006		2007		2008

	Average	Average	Average	Average	Average	Average
	balance	rate	balance	rate	balance	rate

	(R$ in millions, except %)
Domestic deposits
Non–interest–bearing deposits
Demand deposits	R$17,210	–	R$22,185	–	R$25,991
Interest–bearing deposits
Deposits from banks	143	13.3%	223	14.8%	404	19.8%
Savings deposits	25,590	7.5	28,958	6.9	34,538	7.1
Time deposits	31,203	13.3	32,322	10.5	58,843	11.8

Total interest–bearing deposits	56,936	10.7	61,503	8.8	93,785	10.1

Total domestic deposits	74,146	8.2	83,688	6.5	119,776	7.9

International deposits (1):
Non–interest–bearing deposits
Demand deposits	222	–	126	–	314	-
Interest–bearing deposits

Time deposits	3,258	4.7	2,066	5.8	3,390	4.6

Total international deposits	3,480	4.4	2,192	5.4	3,704	4.2

Total deposits	R$77,626	8.0%	R$85,880	6.5%	R$123,480	7.8%

___________________________
(1)	Denominated in currencies other than reais, primarily U.S. dollars.

Maturity of Deposits

     The following table shows the distribution of our deposits by maturity at the date indicated:

	December 31, 2008

	Due in 3	Due after 3	Due after 6
	months or	months to 6	months to 1	Due after 1
	less	months	year	year	Total

	(R$ in millions)
Domestic deposits
Non–interest–bearing deposits
Demand deposits (1)	R$28,246	-	-	-	R$28,246
Interest–bearing deposits
Deposits from banks	511	R$70	R$94	R$23	698
Savings deposits (1)	37,768	-	-	-	37,768
Time deposits	5,271	3,238	9,526	72,526	90,561

Total interest–bearing deposits	43,550	3,308	9,620	72,549	129,027

Total domestic deposits	71,796	3,308	9,620	72,549	157,273

International deposits (2):
Non–interest–bearing deposits
Demand deposits	366	-	-	-	366
Interest–bearing deposits

Time deposits	5,752	685	217	208	6,862

Total interest–bearing deposits	5,752	685	217	208	6,862

Total international deposits	6,118	685	217	208	7,228

Total deposits	R$77,914	R$3,993	R$9,837	R$72,757	R$164,501

__________________________
(1)	Demand deposits and savings deposits are classified as due in three months or less, without taking into account the average turnaround history.
(2)	Denominated in currencies other than reais, primarily U.S. dollars.

     The following table sets forth information regarding the maturity of outstanding time deposits with balances greater than US$100,000 (or its equivalent), by maturity, as of the date indicated:

	December 31, 2008
	Domestic	International
	Currency	Currency

	(R$ in millions)
Maturity within 3 months	R$4,063	R$1,603
Maturity after 3 months but within 6 months	2,421	144
Maturity after 6 months but within 12 months	8,153	136
Maturity after 12 months	50,581	25

Total deposits in excess of US$100,000	R$65,218	R$1,908

Federal Funds Purchased and Securities Sold under Agreements to Repurchase and Short-term Borrowings

     Federal funds purchased and securities sold under agreements to repurchase and short-term borrowings totaled R$88,579 million on December 31, 2008, R$77,004 million on December 31, 2007, and R$48,584 million on December 31, 2006. The principal categories of short-term borrowings are import and export financing and commercial paper.

     The following table summarizes the federal funds purchased and securities sold under agreements to repurchase and short-term borrowings for the periods indicated:

	Year ended December 31,

	2006	2007	2008

	(R$ in millions, except %)
Federal funds purchased and securities sold under agreements to repurchase
Amount outstanding	R$42,875	R$69,015	R$74,730
Maximum amount outstanding during the period	42,875	69,015	92,818
Weighted average interest rate at period end	13.1%	10.9%	13.6%
Average amount outstanding during period	27,821	51,384	74,139
Weighted average interest rate	13.5%	10.8%	12.4%
Import and export financing
Amount outstanding	4,440	6,073	10,958
Maximum amount outstanding during the period	4,440	6,073	13,455
Weighted average interest rate at period end	5.0%	4.8%	3.0%
Average amount outstanding during period	3,964	5,159	7,866
Weighted average interest rate	(4.0)%	(18.3)%	54.9%
Commercial paper
Amount outstanding	1,225	1,915	2,890
Maximum amount outstanding during the period	2,607	2,023	3,037
Weighted average interest rate at period end	4.9%	4.8%	3.2%
Average amount outstanding during period	1,752	1,728	2,380
Weighted average interest rate	12.2%	12.7%	24.5%
Other	44	1	1

Total	R$48,584	R$77,004	R$88,579

Item 5. Operating and Financial Review and Prospects.

     You should read this discussion in conjunction with our audited consolidated financial statements, the notes thereto and other financial information included elsewhere in this annual report.

Overview

Brazilian Economic Conditions

     In 2006, Brazilian GDP increased by 3.7%, and the real appreciated by 8.7% in relation to the U.S. dollar, reaching R$2.1380 per U.S.$1.00 on December 31, 2006 as compared to R$2.3407 per U.S.$1.00 on December 31, 2005. The Central Bank gradually decreased the base interest rate from 18% in December 2005 to 13.25% in December 2006.

     In 2007, Brazilian GDP increased by 5.4%, and the real appreciated by 17.1% in relation to the U.S. dollar, reaching R$1.7713 per U.S.$1.00 on December 31, 2007 as compared to R$2.1380 per U.S.$1.00 on December 31, 2006. The Central Bank gradually decreased the base interest rate from 13.25% in December 2006 to 11.25% in December 2007.

     In 2008, Brazilian GDP increased by 5.1%, and the real depreciated by 31.9% in relation to the U.S. dollar, reaching R$2.3370 per U.S.$1.00 on December 31, 2008 as compared to R$1.7713 per U.S.$1.00 on December 31, 2007. The Central Bank gradually increased the base interest rate from 11.25% in December 2007 to 13.75% in December 2008.

     In the first quarter of 2009, Brazilian GDP decreased by 1.8% as compared to the same period in 2008. The real appreciated by 15.6%, reaching R$1.9730 per U.S.$1.00 at May 29, 2009 as compared to R$2.3370 per U.S.$1.00 on December 31, 2008. In the five-month period ended May 31, 2009, the Central Bank decreased the base interest rate from 13.75% to 10.25%, and decreased it again to 9.25% in June 2009. Inflation for the five-month period ended May 31, 2009 was 0.73%, as measured by the IGP-DI index. On June 12, 2009, the real/U.S. dollar exchange rate was R$1.9301.

     The following table shows the Brazilian inflation measured by IGP-DI, the appreciation of the real against U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

	December 31,

	2006	2007	2008

	(R$ in millions, except %)
Inflation (IGP-DI)	3.8%	7.9%	9.1%
Appreciation of the real against U.S. dollar	(8.7)%	(17.1)%	31.9%
Period-end exchange rate—US$1.00	R$2.1380	R$1.7713	R$2.3370
Average exchange rate—US$1.00(1)	R$2.1812	R$1.9460	R$1.8824

_______________________________
(1) The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.
Sources: FGV and the Central Bank.

     The following table shows the change in real GDP and average interbank interest rates for the periods indicated:

	December 31,

	2006	2007	2008

Change in real GDP(1)	3.7%	5.4%	5.1%
Average base interest rates(2)	15.0	11.8	12.3
Average interbank interest rates(3)	15.0%	11.8%	12.3%

______________________________
(1)	Calculated by dividing the change in real GDP during a year by the real GDP of the previous year.
(2)	Calculated in accordance with Central Bank methodology (based on nominal rates).
(3)	Calculated in accordance with Clearing and Custody Chamber (“CETIP”) methodology (based on nominal rates).
Sources: The Central Bank, the Brazilian Geography and Statistics Institute and CETIP.

     The interbank interest rate has been relatively similar to, and is sometimes lower than, the average base interest rate over the past three years, primarily due to the relatively high level of funds available in the Brazilian banking industry and increased competition between banks. These factors move the interbank interest rate towards the base interest rate as banks seek to use their funds available and remain competitive.

Effects of Interest Rates and Devaluation, Appreciation on Net Interest Income

     During periods of high interest rates, our interest income increases due to increasing interest rates on our interest-earning assets. At the same time, our interest expense increases as interest rates on our interest-bearing liabilities also rose. Changes in volumes of interest-earning assets and interest-bearing liabilities also affect our interest income and interest expense. For example, an increase in our interest income attributable to an increase in interest rates may be offset by a decrease in the volume of our outstanding loans.

     In addition, when the real depreciates, we incur (i) losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expense increases, and (ii) gains in our assets denominated in, or indexed to, foreign currencies, such as our dollar-indexed securities and loans, as the income from such assets as measured in reais increases. Conversely, when the real appreciates, as occurred from 2003 to 2007, we incur (i) losses on our assets denominated in, or indexed to, foreign currencies and (ii) gains in our liabilities denominated in, or indexed to, foreign currencies.

     In 2007, our interest income increased by 6.5% as compared to 2006, from R$34,271 million in 2006 to R$36,509 million in 2007, and our interest expense decreased by 1.0%, from R$12,869 million in 2006 to R$12,738 million in 2007. The increase in our interest income was mainly a result of an increase in the average balance of our interest-earning assets, which was partially offset by a decrease in the average interest rates, mainly CDI, which decreased from 15.0% in 2006 to 11.8% in 2007. The decrease in our interest expense was mainly a result of a decrease in the average balance of our interest-bearing liabilities, which was partially offset by a decrease in the average interest rates, mainly CDI, which decreased from 15.0% in 2006 to 11.8% in 2007.

     In 2008, our interest income increased by 47.4% as compared to 2007, from R$36,509 million in 2007 to R$53,803 million in 2008, and our interest expense increased by 123.2%, from R$12,738 million in 2007 to R$28,432 million in 2008. These increases in our interest income and expenses were mainly a result of an increase in the average balance of our interest-earning assets and interest-bearing liabilities, and an increase in the average interest rates, mainly CDI, which increased from 11.8% in 2007 to 12.3% in 2008.

     The following table shows our foreign-currency-denominated and -indexed assets and liabilities at the dates indicated:

	December 31,

	2006	2007	2008

	(R$ in millions)
Assets
Cash and due from banks	R$177	R$508	R$3,473
Interest earning deposits in other banks	2,616	1,410	5,832
Federal funds sold and securities purchased under agreements to resell	1,065	3,001	711
Brazilian Central Bank compulsory deposits	12	11	45
Trading securities, at fair value	1,771	2,905	2,115
Available-for-sale securities, at fair value	2,735	1,551	3,869
Held to maturity securities	1,077	338	1,136
Net loans	15,258	17,615	25,858
Other assets	207	3,270	6,095

Total assets	24,918	30,609	49,134

Off-balance sheet accounts – notional value:
Derivatives:
Futures	5,759	3,609	5,994
Forwards	1,396	2,088	4,287
Options	-	-	1,960

Swaps	711	3,387	5,312

Total	R$32,784	R$39,693	R$66,687

	December 31,

	2006	2007	2008

	(R$ in millions)
Liabilities
Deposits	R$3,449	R$2,278	R$7,228
Federal funds purchased and securities sold under agreements to repurchase	922	2,822	54
Short-term borrowings	5,709	7,989	13,849
Long-term debt	5,632	7,063	9,207
Others	1,059	1,464	12,079

Total liabilities	16,771	21,616	42,417

Off-balance sheet accounts – notional value:
Derivatives:
Futures	10,907	11,859	22,709
Forward	459	1,191	2,848
Options	-	-	1,222
Swap	9,601	9,555	6,587

Total	37,738	44,221	75,783

Net exposure	R$(4,954)	R$(4,528)	R$(9,096)

     We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact on us of currency changes. For more information on our use of derivatives for hedging purposes, see notes 2(e), 2(f) and 23(b) to our consolidated financial statements in Item 18.

     In 2006 and 2007, the higher amount of our dollar-denominated and -indexed liabilities as compared to foreign-currency-denominated and -indexed assets, adjusted according to derivative financial instruments, and resulted in net interest gains due to the appreciation of the real during the period. In 2008, these gains were mitigated due to the depreciation of the real. In 2008, the lower amount of our foreign-currency-denominated and -indexed liabilities was due to the depreciation of the real.

Lending and Treasury Activities

     Our allowance for loan losses was R$3,767 million as of December 31, 2006, and increased to R$4,616 million as of December 31, 2007 and to R$6,651 million as of December 31, 2008. These increases were mainly a result of an increase in the average balance of our outstanding loan portfolio. The balance of our outstanding loan portfolio increased by 34.9%, from R$98,724 million as of December 31, 2006 to R$133,137 million as of December 31, 2007, by 31.3%, from R$133,137 million as of December 31, 2007 to R$174,835 million as of December 31, 2008. These increases were mainly a result of ongoing marketing efforts, increased confidence on the part of borrowers, and strengthening domestic and international markets until the the beginning of the world financial crisis in the second half of 2008.

     Our trading securities was R$62,735 million as of December 31, 2006, decreasing to R$59,146 million as of December 31, 2007, and increasing to R$91,849 million as of December 31, 2008. These increases were mainly a result of our treasury strategy to diversify our assets.

Taxes

     Our taxes on income consist of two federal taxes: (i) the IRPJ, which is assessed at a rate of 15.0% on our adjusted net income, and is increased by an additional income tax at a rate of 10.0%; and (ii) the social contribution tax, which is assessed at a rate of 15.0% on our adjusted net income.

     On January 3, 2008, Brazilian government increased the social contribution tax rate for the financial segment from 9% to 15%. Financial institutions have been collecting the social contribution tax on adjusted net income at a 15% rate since May 1, 2008. The legality of this increase is being questioned at the Brazilian Supreme Court. If the Brazilian Supreme Court decides that this increase is not legal, we will be entitled to recover any amount we have collected in excess under the 15% tax rate regime as we have had always collected the social contribution tax under the 9% regime.

     Brazilian corporations may pay shareholders interest on shareholders’ equity as an alternative form of making dividend distributions which may be deducted entirely against taxable income. We intend to maximize the amount of dividends we pay in the form of interest on shareholders’ equity. For further information on our tax expenses, see “Item 4. Information on the Company—Regulation and Supervision—Taxation” and “Item 10. Additional Information—Memorandum and Articles of Incorporation—Organization—Allocation of Net Income and Distribution of Dividends” and “Taxation—Distributions of Interest on shareholders’ equity.”

Impact of Recent Material Acquisitions on our Future Financial Performance

     We have made the following significant acquisitions during the past three years:

  In January 2006, we acquired the controlling stake of BEC and its subsidiary BEC DTVM for R$700.0 million, as a result of an auction held by the Brazilian Government in December 2005;

  In March 2006, we entered into an agreement with the controlling shareholders of American Express Company to acquire the total capital of its credit card-related subsidiaries in Brazil, such as insurance brokerage, business travel, retail foreign exchange services and direct consumer financing operations. This transaction closed upon payment of US$468 million, or R$1.0 billion as of June 2006;

  In March 2006, we entered into an agreement with Lojas Colombo to acquire 50% of the total capital of Credifar, a company that distributes financial products and services to the clients of Lojas Colombo, the third largest retail chain of electrical and electronic appliances and furniture in Brazil, with 365 stores in the States of Rio Grande do Sul, Santa Catarina, Paraná, São Paulo and Minas Gerais. Lojas Colombo has been acting as our banking correspondent since August 2004, with more than 2 million active clients. In May 2007, this transaction was concluded upon Central Bank approval.

  In May 2006, we acquired 100% of the total capital of Bradesplan for R$308.0 million;

  In January 2007, we entered into an agreement with the shareholders of BMC to acquire 100% of the total capital of BMC, and, accordingly, its controlled companies BMC Asset Management Ltda. – Distribuidora de Títulos e Valores Mobiliários, BMC Previdência Privada S.A. and Credicerto Promotora de Vendas Ltda. BMC is one of the largest private banks in the paycheck deductible loan market for beneficiaries and pensioners of INSS, with a network of approximately 7,000 agents and 749 banking correspondents distributed throughout the country. In accordance with this agreement, we delivered 9,299,618 of our common shares and 9,299,514 of our preferred shares to BMC shareholders in exchange in August, 2007 for their BMC shares, which amounted to R$790 million. This transaction was closed in August 2007 upon Central Bank approval; and

  In March 2008, we, through BBI, entered into an agreement with the shareholders of Ágora Corretora to acquire 100% of the total capital of Ágora Corretora for R$908 million. In accordance with this agreement, we delivered shares representing 7.8% of the total capital of BBI to Ágora Corretora shareholders in exchange for Ágora Corretora shares, and converted Ágora Corretora into BBI’s wholly owned subsidiary. This transaction was closed in September 2008 after Central Bank approval. In November and December 2008, we repurchased 6.5% of the total capital of BBI from Ágora Corretora’s former shareholders.

  In April 2009, we acquired through Bradesco Seguros 20% of the voting capital and total capital stock of Integritas, a holding company of Grupo Fleury, for R$342 million. Grupo Fleury, which has been in operation for the past 83 years, is one of Brazil’s most renown and respected medical and health organizations. It provides diagnosis, clinical treatment and medical analyses services, and is a benchmark in complex medical tests for nearly 1,500 clinical laboratories and hospitals.

  In July 2009, we entered into an agreement to acquire Banco ibi, ibi Corretora de Seguros Ltda., ibi Promotora de Vendas Ltda. and ibi Participações Ltda., for a total of R$1.4 billion, to be paid to the former controlling shareholders upon delivery of our shares, representing approximately 1.6% of our capital stock. Banco Ibi is among the main credit card issuers in Brazil, both in the private label segment as well as in branded cards, and its acquisition will substantially strengthen our position in both markets. On December 31, 2008, ibi companies posted shareholders’ equity of R$928 million, total assets of R$5.6 billion and 303 points of sale in C&A and Ibi stores. This transaction is subject to Central Bank approval. Once approved, we will enter into a partnership agreement with C&A Modas Ltda., a leader in the fashion and clothing markets, under which Bradesco will offer its products and financial services at C&A stores, for 20 years.

     We have integrated the above operations into our operations, and do not record each business individually. Accordingly, we cannot quantify the financial impact of these acquisitions individually.

     We believe that these acquisitions and related transfers of assets and liabilities contributed to increase our revenues, expenses and income, and that each acquisition and the related transfers of assets and liabilities will increase our future revenues, expenses and income. The amount of these increases is uncertain, and we therefore cannot estimate their impact on our future financial performance. For more information, see “Item 4. Information of the Company—History and Development of the Company—History—Recent Acquisitions.”

     None of our acquisitions made since January 2006 has been significant as measured in accordance with U.S. GAAP.

CRITICAL ACCOUNTING POLICIES

     Our significant accounting policies are described in note 2 to our audited consolidated financial statements in Item 18. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts involve making assumptions about highly uncertain matters. In each case, other estimates or changes in the estimates between periods could have had a material impact on our financial condition and results of operations, as shown in our financial statements.

Allowance for loan losses

     We periodically adjust our allowance for loan losses based on an analysis of our loan portfolio, including our estimate of the probable losses inherent in on our loan and lease portfolio at the end of each period.

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

     We use models to assist us in analyzing our loan portfolio and in determining what allowance for loan losses to make. We apply statistical loss factors and other risk indicators to loan pools with similar risk characteristics in arriving at an estimate of incurred losses in the portfolio to calculate the models. Although we frequently revise and improve our models, they are by their nature dependent on our judgment and on the information and estimates that we receive. In addition, the volatility of the Brazilian economy may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, our allowance for loan losses may not be indicative of future charge-offs.

     Our allowance for loan losses is based on our risk classification of each client and/or operation and on portfolio delinquency rates. Assuming a 1.0% increase in losses to our loan portfolio, as of December 31, 2008, our loan losses would increase by approximately R$63 million. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the delinquencies, and therefore the risk rating, have on determining allowance for loan losses. Given the procedures that we follow in order to determine the risk classification of our clients and of the credit portfolio by products, we believe that our current risk classifications and estimates of severity of losses are appropriate for our loan portfolio.

     The process of determining the level of allowances for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

     For additional information regarding our practices related to the allowance for loan losses, see “Item 4. Information on the Company—Selected Statistical Information—Credit Operations—Non-performing loans” and “—Allowance for loan losses.”

Fair Value of Financial Instruments

     Financial instruments reported at fair value in our financial statements consist primarily of securities classified as trading and available-for-sale and other trading assets, including derivatives. Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party.

     On January 1, 2008, the Company adopted SFAS 157, which established a three-level valuation hierarchy for disclosure of fair value measurements. Under SFAS 157, instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. We input less of our own judgment in arriving at fair market value measurements for instruments classified as levels 1 and 2, where inputs are principally based on observable market data. By contrast, for instruments classified as level 3, we have to input a significant amount of our own judgment in arriving at fair market value measurements. We base our judgment decisions on our knowledge and observations of the markets relevant to the indivudal assets and liabilities, and may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

     The fair values of trading account assets, liabilities and available for sale securities are primarily based on actively traded markets where prices are based on either direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of trading account assets or liabilities and available for sale securities. Situations of illiquidity generally are triggered by the market’s perception of credit uncertainty regarding a single company or a specific market sector. In these instances the securities are classified within level 3 of the valuation hierarchy once the fair value is determined based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets as well as other factors which require significant management judgment or estimation. At December 31, 2008, R$11 billion, or 9.2%, of trading assets and available for sale securities were classified as level 3 fair value assets.

     Exchange traded derivatives valued using quoted prices are classified within level 1 of the valuation hierarchy. However, few classes of derivatives contracts are listed on an exchange, thus, the majority of our derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indeces to generate continuous yield or pricing curves and volatility factors, including the period to maturity. These inputs are used to value the position. The majority of market inputs is observable and can be obtained mainly from BM&F Bovespa and the secondary market. At December 31, 2008, the fair values of derivatives assets and liabilities classified as level 3 was R$76 million and R$42 million.

     Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 21 of the Financail Satements.

     Net trading gains (losses), which represent the net amount earned from our trading positions, can be volatile and are largely driven by general market conditions and customer demand. Net trading gains (losses) are dependent on the volume and type of transactions, the level of risk assumed, and the volatility of price and rate movements at any given time within the ever-changing market environment. To evaluate risk in our trading activities, we focus on the actual and potential volatility of individual positions as well as portfolios. At a portfolio and corporate level, we use trading limits, stress testing and tools such as VAR modeling to estimate a potential daily loss not to be exceeded with a specified confidence level to measure and manage market risk. At December 31, 2008, the amount of our VAR was R$443 million based on a 99% confidence level. For more information on VAR, see “Item 11—Quantitative and Qualitative Disclosures about Market Risk.—Value at Risk.”

Other-than-temporary impairment

     Judgment is also required to determine whether a decline in fair value below the amortized cost of an available-for-sale security or a security held to maturity is “other-than-temporary,” such that it requires that we write down the amortized cost basis and reflect the reduction as an expense. In determining whether or not impairment of a security is other-than-temporary, we have applied the three step model described in FASB Staff Position Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” We use a combination of factors aimed at determining whether recovery of the value of a security is likely. These fators include: the length of time and the extent to which fair value has been less than cost to assist in determining the extent of the analysis to be performed over the securities; the financial condition and near-term prospects of the issuer of the security, including any specific events which may influence the operations of the issuer; any failure of the issuer of the security to make scheduled interest payments; changes to the rating of the security by a rating agency; the historic and implied volatility of the security; and the intent and ability of the Bank to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value. In addition, for marketable equity securities our assessment includes forcast analyses of the period (date) when the security will recover the cost basis and whether the bank will own the security in that period (on that date). These analyses are preformed based on an assessment of individual terms and attributes of each security.

     At December 31, 2008 the fair value of available for sale securities was R$29,955 million and the net unrealized gain (loss) relating to those securities amounted to R$155 million. Of these available for sale securities the gross unrealized loss was R$2,003 million related to securities with amortized cost basis of R$4,915 as of December 31, 2008. Thus, the fair value of these securities needs to increase by 69% at December 31, 2009, in order to recover their cost. If the increase in fair value were to be limited to 20%, 40% or 60%, we could incur a loss of R$1,420 million, R$908 million and R$256 million, respectively. The forecast increase in the fair value of these securities involves the use of methodologies and assumptions in addition to our intent and ability to retain such investment until we recover our acquisition cost.

     As at June 12, 2009, none of the equity securities held at December 31, 2008 had been sold and the gross unrealized losses on equity securities had reduced from an unrealized losses of R$ 1,469 at December 31, 2008 to R$253 of net unrealized losses.

     These valuation methods could expose us to materially different results should the model used or their underlying assumptions be inaccurate.

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

     We have applied the FASB Interpretation No. 48, or FIN 48 (Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement of Financial Accounting Standards No. 109, or SFAS 109), which consists of a framework to determine the appropriate level of tax reserves for these uncertain tax positions. See note 16 to our consolidated financial statements.

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

Pension Plan Reserves

     Certain products we offer, such as pension investment contracts and funds where the policyholders bear the investment risk, are considered investment contracts in accordance with the requirements of SFAS 97 “Accoutning and Reporting by Insurance Enterprises for Certain Long Duration Contracts and For Realized Gains and Losses from Sale of Investments.” During the accumulation phase of the pension investment contracts, when the policyholder bears the investment risk, the contarcts are treated as investment contracts. During the annuity phase, the contract is treated as an insurance contract with mortality risk. Funds related to pesion investment contracts where the policyholder bears the investment risk are equal to the account value. Accout values are not actuarily determined. Rather, account values increase with deposits and interest credited (based on contractual provisions) and are reduced by redemptions at the policyholder’s election.

     In addition, we determine the need to record an additional liability for the contract feature where the present value of expected annuitization payment at the expected annuitization date exceeds the expected account balance at the annuitization date, in accordance with SOP 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts.” Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards.

     Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable.

Insurance Reserves

     Reserves are liabilities representing estimates of the amounts that will come due at some point in the future, to or on behalf of our policyholders. U.S. GAAP allows for some degree of managerial judgment and prescribes the method for establishing dreserves. Future policy benefits and claims include reserves for traditional individual and group life insurance, health insurance and accident insurance, among others. These benefits are computed using assumptions of mortality, morbidity, lapse, investment performance, inflation and expense. These assumptison are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility. For long duration insurance contracts, once the assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy. However, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves may also be established for short duration contracts to provide for expected future losses. Future policy benefits and claims also include reserves for incurred but unreported health, disability and life insurance claims. We recognize claims closts in the period the service was provided to our policyowners. However, claims costs incurred in a particular period are not known with certainty until after we receive, process and pay the claims. We determine the amount of liability using actuarial methods based on historical claim payments to determine our estimate of claim liabilities. The methods of determining these estimates and establishing the reserves are reviewed and updated regularly. Adjustments resulting thereof are recognized in earnings for the respective period. For additional information, see Note 2 of our consolidated financial statements.

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

Commitments and Contingencies

     We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the following table:

	Payments due as of December 31, 2008

Contractual Obligations	Less than 1 year (1)	1 to 3 years	3 to 5 years	More than 5 years	Total

	(R$ in millions)
Time deposits	R$24,689	R$60,317	R$11,322	R$1,095	R$97,423
Federal funds purchased and securities sold under agreements to repurchase	48,464	21,904	4,222	140	74,730
Long-term debt	9,363	19,549	12,963	5,380	47,255
Other obligations (2)	70,620	25,714	1,167	192	97,693

Total (3)	R$153,136	R$127,484	R$29,674	R$6,807	R$317,101

________________
(1)	Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over.
(2)	Includes reserves for insurance claims, pension plans and pension investment contracts.
(3)	Excludes the liability for unrecognized tax benefits in the amount of R$3,229 million.

Off-balance Sheet Financial Guarantees

     In addition to our credit operations, we have credit-related transactions with our customers for attending their financing needs. These transactions are not recorded on our balance sheet in accordance with U.S. GAAP. The following table summarizes these off-balance sheet financial arrangements as of December 31, 2008:

Payments due as of December 31, 2008

Contract Obligations	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

(R$ in millions)
Financial guarantees	R$9,198	R$4,458	R$1,439	R$18,784	R$33,879
Letters of credit	1,242	-	-	-	1,242

Total	R$10,440	R$4,458	R$1,439	R$18,784	R$35,121

     We guarantee our clients’ performance in obligations with third parties. We have the right to seek reimbursement from our clients for any amount we shall have to pay under such guarantee. Additionally, we may hold cash or other highly liquid collateral for these obligations. These agreements are subject to the same credit evaluation performed on the execution of loans.

     Letters of credit are conditional commitments issued by us to guarantee the performance of a customer’s obligations with third parties. We issue commercial letters of credit to facilitate foreign trade transactions and to support public and private borrowing agreements, including commercial paper, bond financing and similar transactions. These instruments are short-term commitments to pay a third-party beneficiary under certain contractual conditions. Letters of credit are subject to the same credit evaluations as other extensions of credit.

     We expect many of these guarantees to expire without the need to advance any cash. Therefore, in the ordinary course of business, we expect that these transactions will have virtually no impact on our liquidity.

Results by Segment

     We operate and manage our business through two principal operating segments: (i) the banking segment and (ii) the insurance, pension funds and certificated savings plans segment. Our segments are managed based on types of products and services offered and their related client bases. We evaluate the performance of our segments based on net income, net interest income, and non-interest income and expense.

     The sums of the segments shown in the tables below may not correspond to the amounts shown on a consolidated basis, as they do not take into account immaterial activities or inter-segment transactions.

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

Results of Operations for Year Ended December 31, 2008 compared with the Year Ended December 31, 2007

     The following tables set forth the principal components of our net income for 2008 and 2007, on a company-wide basis and by segment:

	Consolidated

	2007	2008	Percentage change

	(R$ in millions, except %)
Net interest income	R$23,771	R$25,371	6.7%
Provision for loan losses	(4,616)	(6,651)	44.1
Non–interest income	23,881	23,495	(1.6)
Non–interest expense	(31,739)	(35,467)	11.7

Income before income taxes and minority interests	11,297	6,748	(40.3)
Income tax and social contribution	(3,352)	401	–

Income before minority interest	7,945	7,149	(10.0)
Minority interest	(37)	(131)	254.1

Net income	R$7,908	R$7,018	(11.3)%

	Banking			Insurance, Pension Plans and Certificated Savings Plans

	2007	2008	% Change	2007	2008	% Change

	(R$ in millions, except %)
Net interest income	R$17,188	R$19,054	10.9%	R$6,577	R$6,295	(4.3)%
Provision for loan losses	(4,617)	(6,651)	44.1	–	-	–
Non–interest income	12,403	10,447	(15.8)	11,292	12,932	14.5
Non–interest expense	(18,270)	(20,503)	12.2	(13,949)	(14,901)	6.8

Income before income taxes and minority interests	6,704	2,347	(65.0)	3,920	4,326	10.4
Income tax and social contribution	(1,877)	1,970	-	(1,287)	(1,545)	20.0

Income before minority interest	4,827	4,317	(10.6)	2,633	2,781	5.6
Minority interest	(28)	(42)	50.0	(19)	(89)	368.4

Net income	R$4,799	R$4,275	(10.9)%	R$2,614	R$2,692	3.0%

Net Interest Income

     The following table shows the principal components of our net interest income before provision for loan losses for 2007 and 2008, on a company-wide basis and by segment:

	Consolidated			Banking			Insurance, Pension Plans and Certificated Savings Plans

	2007	2008	% Change	2007	2008	% Change	2007	2008	Percentage Change

	(R$ in millions, except %)
Interest income	R$36,509	R$53,803	47.4%	R$29,940	R$47,936	60.1%	R$6,577	R$6,295	(4.3)%
Interest expense	(12,738)	(28,432)	123.2	(12,752)	(28,882)	126.5	–	-	-

Net interest income	R$23,771	R$25,371	6.7%	R$17,188	R$19,054	10.9%	R$6,577	R$6,295	(4.3)%

     The following table shows, on a company-wide basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation/depreciation of the real) in each case for 2008 and 2007:

	Consolidated	Banking	Insurance, Pension Plans and Certificated Savings Plans

2008/2007

Increase (decrease) (R$ in millions)
Due to changes in average volume of interest-earning assets and interest- bearing liabilities	R$7,291	R$6,527	R$916
Due to changes in average interest rates	(5,691)	(4,661)	(1,198)

Net change	R$1,600	R$1,866	R$(282)

Banking

     Our net interest income increased by 10.9% from R$17,188 million in 2007 to R$19,054 million in 2008. This increase was mainly due to a 41.1% increase in the average volume of interest-earning assets, which in turn was mainly due to a 38.8% increase in the average volume of outstanding loans, a 40.9% increase in the average volume of federal funds sold and securities purchased under agreements to resell and a 74.8% increase in trading securities. The increase in our net interest income was partially offset by a 44.0% increase in the average volume of interest-bearing liabilities, which in turn was mainly due to an increase of 80.9% in time deposits, 44.3% increase in federal funds purchased and securities sold under agreements to repurchase, a 25.2% increase in long-term debt and a 19.3% increase in savings deposits.

     As a percentage of average interest-earning assets, our net interest income decreased from 9.4% in 2007 to 7.4% in 2008. This decrease was mainly due to market volatility, a decrease in our operations’ spread and an increase in the average volume of interest-bearing assets.

Insurance, Pension Plans and Certificated Savings Plans

     Our net interest income decreased by 4.3% from R$6,577 million in 2007 to R$6,295 million in 2008. This decrease was mainly due to a 12.6% decrease in interest earned on trading securities, which in turn was mainly due to a higher volatility in the financial and capital markets in the second half of 2008. This decrease was partially offset by a 17.5% increase in our average balance of trading securities and a 10.0% increase in our average balance of securities available-for-sale, which in turn was mainly due to an increase in funds from sales of our pension investment contracts VGBL and PGBL in 2008.

     As a percentage of average interest-earning assets, our net interest income decreased from 11.0% in 2007 to 9.2% in 2008.

Interest Income

     The following tables show, on a company-wide basis and by segment, the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2008 and 2007:

	Consolidated

	2007	2008	% Change

	(R$ in millions, except %)
Average balance of interest-earning assets:
Loans	R$105,470	R$146,404	38.8%
Federal funds sold and securities purchased under agreements to resell	33,299	46,893	40.8
Trading securities	52,787	72,789	37.9
Available-for-sale securities	21,760	24,727	13.6
Held to maturity securities	2,762	3,458	25.2
Interest earning deposits in other banks	7,635	8,360	9.5
Central Bank compulsory deposits	18,858	24,590	30.4
Other interest-earning assets	716	648	(9.5)

Total	R$243,287	R$327,869	34.8%

Average interest rate earned	15.0%	16.4%

	Banking			Insurance, Pension Plans and Certificated Savings Plans

	2007	2008	% Change	2007	2008	% Change

	(R$ in millions, except %)
Average balance of interest– earning assets:
Loans	R$105,470	R$146,404	38.8%	–	–	–
Federal funds sold and securities purchased under agreements to resell	30,346	42,746	40.9	R$2,953	R$3,456	17.0%
Trading securities	18,590	32,501	74.8	34,143	40,123	17.5
Available–for–sale securities	2,541	3,358	32.2	19,219	21,144	10.0
Held to maturity securities	479	707	47.6	2,283	2,751	20.5
Interest earning deposits in other banks	6,389	7,740	21.1	1,246	620	(50.2)
Central Bank compulsory deposits	18,858	24,590	30.4	–	–	–
Other interest–earning assets	716	648	(9.5)	–	–	–

Total	R$183,389	R$258,694	41.1%	59,844	R$68,094	13.8%

Average interest rate	16.3%	18.5%		11.0%	9.2%

     For further information about average interest rates by type of assets, see “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheet and Interest Rate Data.”

     The following table shows, on a company-wide basis and by segment, how much of the increase in our interest income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the fluctuation of the real), in each case for the year 2008 as compared to the year 2007:

	Consolidated	Banking	Insurance, Pension Plans and Certificated Savings Plans

2008/2007 Increase (reduction) (R$ in millions)

Due to changes in average volume of interest-earning assets	R$13,946	R$13,254	R$916
Due to changes in average interest rates	3,348	4,742	(1,198)

Net change	R$17,294	R$17,996	R$(282)

Banking

     Our interest income increased by 60.1% from R$29,940 million in 2007 to R$47,936 million in 2008. This increase was mainly due to an increase in interest income from loan transactions, an increase in revenues from federal funds sold and securities purchased under agreements to resell and an increase in trading securities.

     Our interest income from loan transactions increased by 48.9% from R$22,608 million in 2007 to R$33,662 million in 2008. This increase was mainly due to a 38.8% increase in the average balance of loans from R$105,470 million in 2007 to R$146,404 million in 2008, which in turn was mainly due to (i) an increase in personal loans, mainly in the “Leasing” and “Personal Credit” lines, as a result of our strategy to expand our loan transactions, as we take advantage of growing consumption in Brazil, and (ii) an increase in the volume of loan to corporate clients, mainly “Foreign Transactions,” “Leasing” and “Working Capital” lines, as a result of the growth in Brazilian economy. The increase in loan transactions was affected by the economic crisis during the fourth quarter of 2008.

     Our interest income from federal funds sold and securities purchased under agreements to resell increased by 101.9% from R$3,202 million in 2007 to R$6,465 million in 2008. This increase was mainly due to an increase in the average volume of such operations, R$30,346 million in 2007 to R$42,746 million in 2008, which in turn was mainly due to an increase in funded status.

     Our interest income from trading securities increased by 146.6% from R$1,701 million in 2007 to R$4,194 million in 2008. This increase was mainly due to an increase in the average volume in trading securities from R$18,590 million in 2007 to R$32,501 million in 2008.

Insurance, Pension Plans and Certificated Savings Plans

     Our interest income decreased by 4.3% from R$6,577 million in 2007 to R$6,295 million in 2008. This decrease was mainly due a 12.6% decrease in our interest income from trading securities, which in turn was due to a higher volatility in the financial and capital markets in the second half of 2008. This decrease was partially offset by a 17.5% increase in the average balance of our trading securities and a 10.0% increase in our available-for-sale securities, which in turn was mainly due to an increase in funds from sales of our pension investment contracts VGBL and PGBL in 2008.

Interest Expense

     The following table shows the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2008 and 2007, all of which are in the banking segment:

	Consolidated

	2007	2008	% Change

	(R$ in millions, except %)
Average balance of interest-bearing liabilities:
Savings deposits	R$28,958	R$34,538	19.3%
Time deposits	34,388	62,233	81.0
Federal funds purchased and securities sold under agreements to repurchase	51,384	74,139	44.3
Short-term borrowings	6,892	10,252	48.8
Long-term debt	32,305	40,445	25.2
Deposits from banks	223	404	81.2

Total	R$154,150	R$222,011	44.0%

Average interest rate paid:	8.3%	12.8%

	Banking			Insurance, Pension Plans and Certificated Savings Plans

	2007	2008	% Change	2007	2008	% Change

	(R$ in millions, except %)

Average balance of interest–bearing liabilities:
Savings deposits	R$28,958	R$34,538	19.3%	–	–	–
Time deposits	34,411	62,233	80.9	–	–	–
Federal funds purchased and securities sold under agreements to repurchase	51,384	74,139	44.3	–	–	–
Short–term borrowings	6,892	10,252	48.8	–	–	–
Long–term debt	32,305	40,445	25.2	–	–	–
Deposits from financial institutions	223	404	81.2	–	–	–

Total	R$154,173	R$222,011	44.0%	–	–	–

Average interest rate paid	8.3%	13.0%		–	–

     For further information on average interest rates by type of liability, see “Item 4. Information on the Company—Selected Statistical Information—Average Balance Sheet and Interest Rate Data.”

     The following table shows, on a company-wide basis and by segment, how much of the increase in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the fluctuation of the real), in each case, for 2008 as compared to 2007:

	Consolidated	Banking	Insurance, Pension Plans and Certificated Savings Plans

2008/2007 Increase (reduction) (R$ in millions)
Due to changes in average volume of interest-bearing liabilities	R$6,655	R$6,727	-
Due to changes in average interest rates	9,039	9,403	-

Net change	R$15,694	R$16,130	-

Banking

     Our interest expense increased by 126.5% from R$12.752 million in 2007 to R$28.882 million in 2008. This increase was mainly due a 44.0% increase in the average volume of interest-bearing liabilities, which in turn was mainly due to a 80.9% increase in our average balance of time deposits from R$34,411 million in 2007 to R$62,233 million in 2008, and a 44.3% increase in federal funds purchased and securities sold under agreements to repurchase from R$51,384 million in 2007 to R$74,139 million in 2008.

Provision for Loan Losses

     The following table shows changes in our allowance for loan losses, provision for loan losses, loan charge-offs and loan recoveries for the years ended 2008 and 2007, as well as our provisions-to-loans ratio (provisions as a percentage of the average balance of our loans):

	2007	2008	% Change

	(R$ in millions, except %)
Allowance for loan losses at the beginning of the year	R$6,552	R$7,769	18.6%
Provisions for loan losses	4,616	6,651	44.1
Loan charge-offs	(4,281)	(5,345)	24.9
Loan recoveries	882	1,243	40.9

Allowance for loan losses at the end of the year	R$7,769	R$10,318	32.8%

Ratio of provision for loan losses to average loans outstanding	4.4%	4.5%

     Our allowance for loan losses increased by 32.8% from R$7,769 million in 2007 to R$10,318 million in 2008. This increase was mainly due to:

  a 38.8% increase in our average balance of outstanding loans, which in turn was mainly due to an increase in our loan portfolio,

  the impact on our loan portfolio of the depreciation of the real and the slowdown in the Brazilian economy, especially in the last quarter of 2008.

     The calculation of allowance for loan losses comprises an individual analysis of impaired loans and aggregate loss analysis for groups of homogenous loans, as follows:

December 31,

	2007	2008

Impaired loans	R$187	R$538
Homogenous loan losses	R$7,582	R$9,780
Total	R$7,769	R$10,318

Despite the total increase in allowance for loan losses, the ratio of allowance for homogenous loan losses to total loans (including non-performing loans) changed slightly from 5.7% in 2007 to 5.6% in 2008. The main reason for the stability of the ratio is that, although the year of 2008 (particularly the second half) was characterized by higher volatility in the financial and capital markets, the increase of our total amount of allowance for loan losses in 2008 was mainly due to the increase in the volume of our outstanding loans. The increase in our commercial loans to coproations portfolio was higher than the increase on our loans to individuals portfolio. Based on our past experience, commercial loans to corporations perform better than loans to individuals, demanding lower levels of provisions for loans.

     Our level of annual loan losses, calculated as the value of loan charge-offs as a percentage of the average balance of outstanding loans, decreased from 4.1% in 2007 to 3.7% in 2008. Recoveries of non-performing loans increased by 40.9% and loan charge-offs increased by 24.9% as compared to 2007. In 2008, the provision for loan losses increased by 44.1% as compared to 2007. The increase in the allowance for loan losses increased the level of our expenses with allowance for loan losses for outstanding loans by 5.8% as of December 31, 2007 to 5.9% as of December 31, 2008.

     We believe that our current allowance for loan losses is sufficient to cover probable losses associated with our portfolio. For more information, see “Item 4. Information on the Company—Selected Statistical Information—Credit Operations—Charge-offs” and “Item 4. Information on the Company—Selected Statistical Information—Non-performing Loans and Allowance for Loan Losses.”

     We believe that the amount of, and the variation in, our allowance for loan losses, as a percentage of the total portfolio, are consistent with our historical experience with delinquency ratios, charge-offs and net losses. Adjustments in the quality of our loan portfolio were the most significant component to determining our allowances for loan losses than any change or trend in non-performing loans.

     Commercial loans to corporations had a better performance than those to individuals in 2008, mainly foreign trade-oriented transactions, export transactions, transactions with our branches and offices abroad, and working capital transactions. In the corporate segment, loans classified as “industrial and other loans” increased by 39.9% as a percentage of our loan portfolio from 34.2% in 2007 to 36.5% in 2008. This decrease was mainly due to an increase in the loan to large companies.

     Loans to individuals were also adversely affected by the volatility in the financial and capital markets in the second half of 2008. Credit classified as “other financing” decreased by 9.2%, mainly due to a decrease in other types of loans. Credit classified as “other financing” represented 21.4% of our total loan operations in 2008, compared with 31.0% in 2007. Financing and leasing operations, basically for vehicles, increased by 150.2%, from 6.2% of the total of outstanding loans in 2007 to 11.8% in 2008, which was mainly due to a higher demand for this type of credit.

     For a description of the Central Bank’s regulation of lending operations, see “Item 4. Information on the Company—Regulation and Supervision—Treatment of Overdue Debts” and note 2(j) to our consolidated financial statements in Item 18.

Non-interest Income

     The following tables show, on a company-wide basis and by segment, the principal components of our non-interest income for 2007 and 2008.

	Consolidated

	2007	2008	% Change

	(R$ in millions, except %)
Fee and commission income	R$7,819	R$8,997	15.1%
Net trading gains (losses)	3,694	(371)	-
Net realized gains on available-for-sale securities	1,456	609	(58.2)
Equity in the earnings of unconsolidated companies	407	597	46.7
Insurance premiums	8,843	10,963	24.0
Pension plan income	555	710	27.9
Other non-interest income	1,107	1,990	79.8

Total	23,881	R$ 23,495	(1.6)%

	Banking			Insurance, Pension Plans and Certificated Savings Plans

	2007	2008	% Change	2007	2008	% Change

	(R$ in millions, except %)
Fee and commission income	R$6,994	R$7,883	12.7%	R$712	R$972	36.5%
Net gains (losses) on trading securities	3,585	(225)	-	60	(146)	-
Net realized gains on available–for–sale securities	425	341	(19.8)	1,016	268	(73.6)
Equity in earnings of unconsolidated companies	451	554	22.8	(39)	42	-
Insurance premiums	–	-	-	8,843	10,963	24.0
Pension plan income	–	-	-	555	710	(27.9
Other non–interest income	948	1,894	99.8	145	123	(15.2)

Total	R$12,403	R$10,447	(15.8)%	R$11,292	R$12,932	14.5%

Banking

     Our non-interest income decreased by 15.8% from R$12,403 million in 2007 to R$10,447 million in 2008. This decrease was mainly due to a decrease in our trading securities given market volatility during the second half of 2008, and which was partially offset by an increase in the fee and commission income, which in turn was mainly due to an increase in our income from credit card transactions.

Insurance, Pension Plans and Certificated Savings Plans

     Our non-interest income increased by 14.5% from R$11,292 million in 2007 to R$12,932 million in 2008. This increase was mainly due to a 24.0% increase in income from insurance premiums from R$8,843 million in 2007 to R$10,963 million in 2008, which in turn was mainly due to an increase in the volume of life and health insurance products sold. This increase was partially offset by a decrease in net gains on trading securities, which in turn was due to the volatility in the financial and capital markets in the second half of 2008.

Non-interest Expense

     The following tables show, on a company-wide and per segment basis, the principal components of our non-interest expense for 2007 and 2008:

	Consolidated

	2007	2008	% Change

	(R$ in millions, except %)
Salaries and benefits	R$(6,769)	R$(6,880)	1.6%
Administrative expenses	(6,236)	(7,288)	16.9
Amortization of intangible assets	(620)	(802)	29.4
Insurance claims	(6,012)	(7,391)	22.9
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(4,981)	(4,225)	(15.2)
Pension plan operating expenses	(478)	(482)	(0.8)
Insurance and pension plan selling expenses	(1,157)	(1,014)	(12.4)
Depreciation and amortization	(746)	(881)	18.1
Other non-interest expense	(4,740)	(6,504)	37.2

Total	R$(31,739)	R$(35,467)	11.7%

	Banking			Insurance, Pension Plans and Certificated Savings Plans

	2007	2008	% Change	2007	2008	% Change

	(R$ in millions, except %)
Salaries and benefits	R$(6,094)	R$(6,130)	0.6%	R$(510)	R$(570)	11.8%
Administrative expenses	(5,856)	(6,873)	17.4	(585)	(682)	16.6
Amortization of intangible assets	(616)	(799)	29.7	(4)	(3)	(25.0)
Insurance claims	–	-	-	(6,013)	(7,391)	22.9
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	–	-	-	(4,981)	(4,225)	(15.2)
Pension plan operating expenses	–	-	-	(478)	(482)	(0.8)
Insurance and pension plan selling expenses	–	-	-	(1,157)	(1,014)	(12.4)
Depreciation and amortization	(694)	(820)	18.2	(49)	(59)	20.4
Other non–interest expense	(5,010)	(5,881)	17.4	(172)	(475)	176.2

Total	R$(18,270)	R$(20,503)	12.2%	R$(13,949)	R$(14,901)	6.8%

Banking

     Our non-interest expense increased by 12.2% from R$18,270 million in 2007 to R$20,503 million in 2008. This increase was mainly due to a 17.4% increase in our administrative expenses from R$5,856 million in 2007 to R$6,873 million in 2008, which in turn was mainly due to the expansion of our services, an increase in the volume of our banking business and investments to improve our technology systems.

Insurance, Pension Plans and Certificated Savings Plans

     Our non-interest expense increased by 6.8% from R$13,949 million in 2007 to R$14,901 million in 2008. This increase was mainly due to an increase in our insurance claims from R$6,013 million in 2007 to R$7,391 million in 2008, which in turn was mainly due to an increase in sales and, accordingly, in the volume of claims. Our insurance lines that presented more claims were: (i) health with R$989 million, (ii) life with R$209 million, of which R$100 million corresponds to the expansion of claims incurred but not reported rate from five to seven years; (iii) basic lines with R$72 million, of which R$40 million corresponds to losses from the floodings in the State of Santa Catarina; and (iv) vehicles with R$20 million.

Taxes on Income

     Taxes on income in Brazil consist of federal income taxes and the social contribution tax on adjusted income. See “Item 5. Operating and Financial Review and Prospects—Overview—Taxes.” The combined rate of these two taxes was 34.0% until April 2008. As of May 2008, the combined rate increased to 40%, due to an increase in social contribution rate on adjusted net income from 9% to 15%.

     Income tax expenses decreased from R$3,352 million in 2007 to a revenue of R$401 million in 2008. This variation was mainly due to the increase in the social contribution rate from 9% to 15%, generating R$1,240 million in revenue, and the foreign exchange losses on investments abroad, generating R$803 million in revenue, as well as by the increase in our tax basis due to reduced gains in securities.

     As a percentage of our income before income taxes and minority interests, adjusted for nontaxable income of unconsolidated companies, taxes on income changed from an expense of 30.8% in 2007 to an income of 2.3% in 2008.

Net Income

     As a result of the foregoing, our net income decreased by 11.3% from R$7,908 million for 2007 to R$7,018 million for 2008.

Results of Operations for Year Ended December 31, 2007 Compared with the Year Ended December 31, 2006

     The following tables set forth the principal components of our net income for 2007 and 2006, on a company-wide basis and by segment:

	Consolidated

	2006	2007	% change

	(R$ in millions, except %)
Net interest income	R$21,402	R$23,771	11.1%
Provision for loan losses	(3,767)	(4,616)	22.5
Non-interest income	19,853	23,881	20.3
Non-interest expense	(28,738)	(31,739)	10.4
Income before income taxes and minority interests	8,750	11,297	29.1
Income tax and social contribution	(2,273)	(3,352)	47.5
Income before minority interest	6,477	7,945	22.7
Minority interest	(15)	(37)	146.7

Net income	R$6,462	R$7,908	22.4%

	Banking			Insurance, Pension Plans and Certificated Savings Plans

	2006	2007	% Change	2006	2007	% Change

	(R$ in millions, except %)
Net interest income	R$14,750	R$17,188	16.5%	R$6,476	R$6,577	1.6%
Provision for loan losses	(3,770)	(4,617)	22.5	-	-	-
Non–interest income	9,482	12,403	30.8	10,307	11,292	9.6
Non–interest expense	(15,289)	(18,270)	19.5	(13,407)	(13,949)	4.0
Income before income taxes and minority interests	5,173	6,704	29.6	3,376	3,920	16.1

Income tax and social contribution	(1,348)	(1,877)	39.2	(918)	(1,287)	40.2
Income before minority interest	3,825	4,827	26.2	2,458	2,633	7.1

Minority interest	1	(28)	-	(16)	(19)	18.8
Net income	R$3,826	R$4,799	25.4%	R$2,442	R$2,614	7.0%

Net Interest Income

     The following table shows the principal components of our net interest income before provision for loan losses for 2006 and 2007, on a company-wide basis and by segment:

	Consolidated			Banking			Insurance, Pension Plans and Certificated Savings Plans

	2006	2007	% Change	2006	2007	% Change	2006	2007	% Change

	(R$ in millions, except %)
Interest income	R$34,271	R$36,509	6.5%	R$27,794	R$29,940	7.7%	R$6,476	R$6,577	1.6%
Interest expense	(12,869)	(12,738)	(1.0)	(13,044)	(12,752)	(2.2)	–	-	-

Net interest income	R$21,402	R$23,771	11.1%	R$14,750	R$17,188	16.5%	R$6,476	R$6,577	1.6%

     The following table shows, on a company-wide basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real) in each case for the year 2007 as compared to the year 2006:

	Consolidated	Banking	Insurance, Pension Plans and Certificated Savings Plans

2007/2006

Increase (decrease) (R$ in millions)
Due to changes in average volume of interest-earning assets and interest- bearing liabilities	R$4,529	R$2,617	R$1,401
Due to changes in average interest rates	(2,160)	(179)	(1,300)

Net change	R$2,369	R$2,438	R$101

Banking

     Our net interest income increased by 16.5% from R$14,750 million in 2006 to R$17,188 million in 2007. This increase was mainly due to a 28.2% increase in the average volume of interest-earning assets, which in turn was mainly due to a 19.8% increase in the average volume of outstanding loans, a 126.8% increase in the average volume of federal funds sold and securities purchased under agreements to resell and a 47.2% increase in trading securities. This increase was partially offset by a 27.3% increase in the average volume of interest-bearing liabilities, which in turn was mainly due to a 84.7% increase in the average volume of federal funds purchased and securities sold under agreements to repurchase, a 18.4% increase in long-term debt, a 13.2% increase in savings deposits and a decrease in the average interest rate from 15.0% for 2006 to 11.8% for 2007.

     As a percentage of average interest-earning assets, our net interest income decreased from 10.3% in 2006 to 9.4% in 2007.

Insurance, Pension Plans and Certificated Savings Plans

     Our net interest income increased by 1.6% from R$6,476 million in 2006 to R$6,577 million in 2007. This increase was mainly due to a 20.9% increase in the average volume of interest-earning assets, which in turn was mainly due to a 60.7% increase in our average balance of available-for-sale securities and a 16.5% increase in our trading securities. These increases were mainly due to an increase in funds from sales of our pension investment contracts VGBL and PGBL in 2007. This increase was partially offset by a R$1,300 million decrease due to a decrease in the average interest rates from 15.0% in 2006 to 11.8% in 2007.

     As a percentage of average interest-earning assets, our net interest income decreased from 13.1% in 2006 to 11.0% in 2007.

Interest Income

     The following tables show, on a company-wide basis and by segment, the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2007 and 2006:

	Consolidated

	2006	2007	% Change

	(R$ in millions, except %)
Average balance of interest-earning assets:
Loans	R$88,044	R$105,470	19.8%
Federal funds sold and securities purchased under agreements to resell	13,378	33,299	148.9
Trading securities	41,999	52,787	25.7
Available-for-sale securities	15,980	21,760	36.2
Held to maturity securities	4,122	2,762	(33.0)
Interest earning deposits in other banks	11,945	7,635	(36.1)
Compulsory deposits with Central Bank	16,251	18,858	16.0
Other interest-earning assets	886	716	(19.2)

Total	R$192,605	R$243,287	26.3%

Average interest rate earned	17.8%	15.0%

	Banking			Insurance, Pension Plans and Certificated Savings Plans

	2006	2007	% Change	2006	2007	% Change

	(R$ in millions, except %)
Average balance of interest–earning assets:
Loans	R$88,044	R$105,470	19.8%	-	-
Federal funds sold and securities purchased under agreements to resell	13,378	30,346	126.8	-	R$ 2,953	-
Trading securities	12,631	18,590	47.2	R$ 29,314	34,143	16.5%
Available–for–sale securities	4,024	2,541	(36.8)	11,956	19,219	60.7
Held to maturity securities	955	479	(49.8)	3,167	2,283	(27.9)
Interest earning deposits in other banks	6,865	6,389	(6.9)	5,080	1,246	(75.5)
Central Bank compulsory deposits	16,251	18,858	16.0	-	-	-
Other interest–earning assets	886	716	(19.2)	-	-	-

Total	R$143,034	R$183,389	28.2%	R$ 49,517	R$ 59,844	20.9%

Average interest rate	19.4%	16.3%		13.1%	11.0%

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

     The following table shows, on a company-wide basis and by segment, how much of the increase in our interest income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real), in each case for the year 2007 as compared to the year 2006:

	Consolidated	Banking	Insurance, Pension Plans and Certificated Savings Plans

2007/2006

Increase (decrease) (R$ in millions)
Due to changes in average volume of interest-earning assets	R$8,185	R$6,326	R$1,401
Due to changes in average interest rates	(5,947)	(4,180)	(1,300)

Net change	R$2,238	R$2,146	R$101

Banking

     Our interest income increased by 7.7% from R$27,794 million in 2006 to R$29,940 million in 2007, which was mainly due to an increase in interest income from outstanding loans and in the average volume of federal funds sold and securities purchased under agreements to resell, which in turn was partially offset by Central Bank compulsory deposits.

     Our interest income from outstanding loans increased by 7.8% from R$20,977 million in 2006 to R$22,608 million in 2007. This increase was mainly due to a 19.8% increase in the average balance of outstanding loans from R$88,044 million in 2006 to R$105,470 million in 2007, which in turn was mainly due to (i) an increase in personal loans, mainly in the “automobile” and “personal credit” lines, as a result of our strategy of expanding our credit operations to the advantage of increasing consumption in Brazil, and (ii) an increase loans to corporate clients, mainly the “foreign transactions,” “BNDES on-lendings” and “working capital” lines, as a result of the growth in the Brazilian economy. This increase was partially offset by a 17.1% appreciation of the real in 2007, which impacted our transactions denominated in, or indexed to, foreign currencies.

     Our interest income from federal funds sold and securities purchased under agreements to resell increased by 47.1% from R$2,177 million in 2006 to R$3,202 million in 2007. This increase was mainly due to an increase in such operations from R$13,378 million in 2006 to R$30,346 million in 2007, which was in turn mainly due to an increase in third-party portfolio position transactions.

     Our interest income from Central Bank compulsory deposits decreased by 39.6% from R$1,998 million in 2006 to R$1,207 million in 2007. This decrease was mainly due to a decrease in average interest rates from 15.0% in 2006 to 11.8% in 2007.

Insurance, Pension Plans and Certificated Savings Plans

     Our interest income increased by 1.6% from R$6,476 million in 2006 to R$6,577 million in 2007. This increase was mainly due to a 20.9% increase in the average volume of the interest-earning assets, which in turn was mainly due to a 60.7% increase in the average balance of our available-for-sale securities and a 16.5% increase in trading securities, which was in turn mainly due to an increase in funds from sales of our pension investment contracts VGBL and PGBL in 2007. This increase was partially offset by a reduction in average interest rates from 15.0% in 2006 to 11.8% in 2007.

Interest Expense

     The following table shows the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2006 and 2007, all of which are in the banking segment:

	Consolidated

	2006	2007	% Change

	(R$ in millions, except %)
Average balance of interest-bearing liabilities:
Savings deposits	R$25,590	R$28,958	13.2%
Time deposits	34,461	34,388	(0.2)
Federal funds purchased and securities sold under agreements to repurchase	27,821	51,384	84.7
Short-term borrowings	5,741	6,892	20.0
Long-term debt	27,289	32,305	18.4
Deposits from banks	143	223	55.9

Total	R$121,045	R$154,150	27.3%

Average interest rate paid:	10.6%	8.3%

	Banking			Insurance, Pension Plans and Certificated Savings Plans

	2006	2007	% Change	2006	2007	% Change

	(R$ in millions, except %)

Average balance of interest–bearing liabilities:
Savings deposits	R$25,590	R$28,958	13.2%	–	–	–
Time deposits	34,484	34,411	(0.2)	–	–	–
Federal funds purchased and securities sold under agreements to repurchase	27,821	51,384	84.7	–	–	–
Short–term borrowings	5,741	6,892	20.0	–	–	–
Long–term debt	27,289	32,305	18.4	–	–	–
Deposits from financial institutions	143	223	55.9	–	–	–

Total	R$121,068	R$154,173	27.3%	–	–	–

Average interest rate paid	10.8%	8.3%		–	–

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

     The following table shows, on a company-wide basis and by segment, how much of the increase in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the appreciation of the real), in each case, for 2007 as compared to 2006:

	Consolidated	Banking	Insurance, Pension Plans and Certificated Savings Plans

2007/2006 Increase(decrease) (R$ in millions)
Due to changes in average volume of interest–bearing liabilities	R$3,656	R$3,709	–
Due to changes in average interest rates	(3,787)	(4,001)	–

Net change	R$(131)	R$(292)	–

Banking

     Our interest expense decreased by 2.2% from R$13,044 million in 2006 to R$12,752 in 2007. This decrease was mainly due to a decrease in average interest rates from 15.0% in 2006 to 11.8% in 2007, and an increase in the negative exchange rate variation from 8.7% in 2006 to 17.2% in 2007, which in turn affected our transactions denominated in, or indexed to, foreign currencies. This decrease was partially offset by (i) a 84.7% increase in the average balance of our federal funds purchased and securities sold under agreements to repurchase from R$27,821 million in 2006 to R$51,384 million in 2007, and (ii) a 13.2% increase in the average balance of savings deposits from R$25,590 million in 2006 to R$28,958 million in 2007.

Allowance for Loan Losses

     The following table shows changes in our allowance for loan losses, provision for loan losses, loan charge-offs and loan recoveries for the years ended 2007 and 2006, as well as our provisions-to-loans ratio (provisions as a percentage of the average balance of our loans):

	2006	2007	% Change

	(R$ in millions, except %)
Allowance for loan losses at the beginning of the year	R$4,964	R$6,552	32.0%
Provisions for loan losses	3,767	4,616	22.5
Loan charge-offs	(2,816)	(4,281)	52.0
Loan recoveries	637	882	38.5

Allowance for loan losses at the end of the year	R$6,552	R$7,769	18.6%

Ratio of provision for loan losses to average loans outstanding	4.3%	4.4%

     Our allowance for loan losses increased by 18.6% from R$6,552 million in 2006 to R$7,769 million in 2007. This increase was mainly due to a 19.8% increase in our average balance of outstanding loans.

     The year of 2007 was characterized by the continuing favorable period in the Brazilian economy. The favorable macroeconomic and credit environment, with the increase in minimum wages, the decrease in average interest rates and longer terms for loans and financing have a positive effect on the volume of our credit portfolio.

     The Brazilian economy performed well during 2007, largely due to the implementation of fiscal and monetary austerity policies by the Federal Government in the past years. Our level of annual loan losses, calculated as the value of loan charge-offs as a percentage of the total average balance of outstanding loans, increased from 3.2% in 2006 to 4.1% in 2007. Recoveries of non-performing loans increased by 38.5%, and loan charge-offs increased by 52.0% as compared to 2006. During 2007, our provision for loan losses increased by 22.5% as compared to 2006, in line with the increase in the portfolio and the change in our portfolio mix, with an increase in products for individuals and retail in general, which is characterized by the need of a higher level of provisions as compared to the middle market and corporate segment. Our levels of provision for loan losses decreased from 6.6% in 2006 to 5.8% in 2007, in terms of our credit portfolio.

     Our clients’ ability to perform their obligations in light of the continuation of the positive Brazilian economy scenario, as well as our own increased selectivity in granting loans, is reflected in improvements in the risk classifications of our loan portfolio. The percentage of loans that we classify in the four lowest risk classifications, none of them considered as being of “abnormal course,” was 94.0% as of December 31, 2007, and 93.1% as of December 31, 2006. The percentage of loans that we classify in the two lowest risk classifications represented 66.4% of the total outstanding loans as of December 31, 2007 and 67.8% as of December 31, 2006.

     We believe that our current allowance for loan losses is sufficient to cover probable losses associated to our portfolio. For more information, see “Item 4. Information on the Company—Selected Statistical Information—Credit Operations—Charge-offs” and “—Non-performing Loans and Allowance for Loan Losses.” We believe that the amount of, and changes in, our allowance for loan losses, as a percentage of the total portfolio, are consistent with our historical experience with delinquency ratios, charge-offs and net losses.

     In 2006 and 2007, our loan portfolio growth strategy focused on extending personal loans, mainly automobile financing and personal financing to individuals, because such loans historically have had a better rate of return than loans to companies, although such loans do have higher average rates of default. Our strategy is reflected in the growth of our “financings” account, which includes loans only to individuals, which increased by 37.4% in 2007, remaining in line with its percentage of our total credit portfolio has decreased from 30.4% in 2006 to 31.0% in 2007.

     The expansion of loans to individuals was due mainly to our strategy of increasing our presence in the retail market, through our efforts to estimate the organic growth of our portfolio.

     Adjustments in the quality of our loan portfolio were the most significant component to determining our allowances for loan losses than any change or trend in non-performing loans.

     Commercial loans to corporations, in particular those aimed at foreign markets and transactions (such as including foreign trade, export transactions and transactions with our branches and offices abroad) performed well in 2007. In the corporate segment, loans classified as “industrial and other loans” continued with its percentage of our loan portfolio despite a 35.2% increase, mainly due to an increase in loans to large companies as a result of the stability of the Brazilian economy.

     For a description of the Central Bank’s regulation of lending operations, see “Item 4. Information on the Company—Regulation and Supervision—Treatment of Overdue Debts” and note 2(j) to our consolidated financial statements in Item 18.

Non-interest Income

     The following tables show, on a company-wide basis and by segment, the principal components of our non-interest income for 2006 and 2007.

	Consolidated

	2006	2007	% Change

	(R$ in millions, except %)
Fee and commission income	R$6,379	R$7,819	22.6%
Net trading gains	2,360	3,694	56.5
Net realized gains on available-for-sale securities	1,157	1,456	25.8
Equity in the earnings of unconsolidated companies	224	407	81.7
Insurance premiums	8,121	8,843	8.9
Pension plan income	791	555	(29.8)
Other non-interest income	821	1,107	34.8

Total	R$19,853	R$23,881	20.3%

	Banking			Insurance, Pension Plans and Certificated Savings Plans

	2006	2007	% Change	2006	2007	% Change

	(R$ in millions, except %)
Fee and commission income	R$5,750	R$6,994	21.6%	R$552	R$712	29.0%
Net trading gains (losses)	2,348	3,585	52.7	12	60	400.0
Net realized gains on available-for-sale securities	520	425	(18.3)	627	1,016	62.0
Equity in earnings of unconsolidated companies	157	451	187.3	64	(39)	(160.9)
Insurance premiums	-	-	-	8,121	8,843	8.9
Pension plan income	-	-	-	791	555	(29.8)
Other non-interest income	707	948	34.1	140	145	3.6

Total	R$9,482	R$12,403	30.8%	R$10,307	R$11,292	9.6%

Banking

     Our non-interest income increased by 30.8% from R$9,482 million in 2006 to R$12,403 million in 2007. This increase was mainly due to an increase in our fee and commission income and net trading gains.

     Our fee and commission income increased by 21.6% from R$5,750 million in 2006 to R$6,994 million in 2007, which was mainly due to an increase in the average volume of outstanding loans and an increase in our client portfolio, mainly in the credit card segment.

     Our net trading gains increased by 52.7% from R$2,348 million in 2006 to R$3,585 million in 2007. This increase was mainly due to the better results we obtained from our treasury operations and securities trading.

Insurance, Pension Plans and Certificated Savings Plans

     Our non-interest income increased by 9.6% from R$10,307 million in 2006 to R$11,292 million in 2007. This increase was mainly due to an increase in income from insurance premiums and net trading gains.

     Our income from insurance premiums increased by 8.9% from R$8,121 million in 2006 to R$8,843 million in 2007, which was mainly due to an increase in the volume of automobile, life and health insurance products sold.

     Our net trading gains from available-for-sale securities increased by 62.0% from R$627 million in 2006 to R$1,016 million in 2007. This increase was mainly due to the better results we obtained from treasury operations and securities trading.

Non-interest Expense

     The following tables show, on a company-wide and per segment basis, the principal components of our non-interest expense for 2006 and 2007:

	Consolidated

	2006	2007	% Change

	(R$ in millions, except %)
Salaries and benefits	R$(6,087)	R$(6,769)	11.2%
Administrative expenses	(5,223)	(6,236)	19.4
Amortization of intangible assets	(430)	(620)	44.2
Insurance claims	(6,124)	(6,012)	(1.8)
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(4,199)	(4,981)	18.6
Pension plan operating expenses	(560)	(478)	(14.6)
Insurance and pension plan selling expenses	(852)	(1,157)	35.8
Depreciation and amortization	(534)	(746)	39.7
Other non-interest expense	(4,729)	(4,740)	0.2

Total	R$(28,738)	R$(31,739)	10.4%

	Banking			Insurance, Pension Plans and Certificated Savings Plans

	2006	2007	% Change	2006	2007	% Change

	(R$ in millions, except %)
Salaries and benefits	R$(5,533)	R$(6,094)	10.1%	R$(504)	R$(510)	1.2%
Administrative expenses	(4,933)	(5,856)	18.7	(499)	(585)	17.2
Amortization of intangible assets	(339)	(616)	81.7	(4)	(4)	-
Insurance claims	-	-	-	(6,125)	(6,013)	(1.8)
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	-	-	-	(4,199)	(4,981)	18.6
Pension plan operating expenses	-	-	-	(560)	(478)	(14.6)
Insurance and pension plan selling expenses	-	-	-	(860)	(1,157)	34.5
Depreciation and amortization	(483)	(694)	43.7	(48)	(49)	2.1
Other non–interest expense	(4,001)	(5,010)	25.2	(608)	(172)	(71.7)

Total	R$(15,289)	R$(18,270)	19.5%	R$(13,407)	R$(13,949)	4.0%

Banking

     Our non-interest expense increased by 19.5% from R$15,289 million in 2006 to R$18,270 million in 2007. This increase was mainly due to an increase in salaries and benefits and administrative expenses.

     Expenses from salaries and benefits increased by 10.1% from R$5,533 million in 2006 to R$6,094 million in 2007, which in turn was mainly due to the effects of negotiations with labor unions and resulted in increases in employees’ benefits and expenses associated with our employee profit sharing program.

     Administrative expenses increased by 18.7% from R$4,933 million in 2006 to R$5,856 million in 2007, which was mainly due to higher costs for services from third parties, as well as to an increase in the volume of our banking business and an increase in investments to improve our technology systems (IT).

Insurance, Pension Plans and Certificated Savings Plans

     Our non-interest expense increased by 4.0% from R$13,407 million in 2006 to R$13,949 million in 2007. This increase was mainly due to an increase in insurance and pension plans selling expenses and changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts. Insurance and pension plans selling expenses increased by 34.5% from R$860 million in 2006 to R$1,157 million in 2007, which was mainly due to an increase in sale of insurance products under automobile, life and health insurance policies. Expenses from changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts increased by 18.6% from R$4,199 million in 2006 to R$4,981 million in 2007, which was mainly due to increases in the volume of these products.

Taxes on income

     Taxes on income in Brazil consist of federal income taxes and the social contribution tax on adjusted income. See “—Taxes.” The combined rate of these two taxes was 34.0% in December, 2006 and December 2007.

     Income tax expense increased by 47.5% from R$2,273 million in 2006 to R$3,352 million in 2007.

     As a percentage of our income before income taxes, adjusted for nontaxable income of unconsolidated companies, income tax expenses increased to 30.8% in 2007 from 26.7% in 2006.

Net Income

     As a result of the foregoing, our net income increased by 22.4% from R$6,462 million for 2006 to R$7,908 million for 2007.

Asset and Liability Management

     Our general policy on asset and liability management is to manage interest rate, liquidity, foreign exchange and maturity risks in order to maximize our net income from financial operations and our return on assets and equity, in light of our internal risk management policies; and maintain adequate levels of liquidity and capital.

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

     The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing as well as non-interest bearing) in the periods indicated:

	2006			2007			2008

	Average	% of	Average	Average	% of	Average	Average	% of	Average

	balance	total	rate	balance	total	rate	balance	total	rate

				(R$ in millions, except %)
Deposits from banks	R$143	0.1%	13.3%	R$223	0.1%	14.8%	R$404	0.1%	19.8%
Savings deposits	25,590	12.4	7.5	28,958	11.1	6.9	34,538	10.1	7.1
Time deposits	34,461	16.7	12.5	34,388	13.1	10.2	62,233	18.2	11.4
Interest- bearing liabilities:
Federal funds purchased and securities sold under agreements to repurchase	27,821	13.5	13.5	51,384	19.6	10.8	74,139	21.7	12.4
Short-term borrowings	5,741	2.8	0.9	6,892	2.6	(10.5)	10,252	3.0	47.8
Long-term borrowings	27,289	13.2	10.3	32,305	12.4	7.3	40,445	11.8	11.7

Total interest- bearing liabilities	121,045	58.7	10.6%	154,150	58.9	8.3%	222,011	64.9	12.8%

Non-interest- bearing liabilities:
Demand deposits	17,432	8.4		22,311	8.5		26,305	7.7
Other non- interest- bearing liabilities (1)	67,989	32.9		85,091	32.6		93,862	27.4

Total non- interest- bearing liabilities	85,421	41.3		107,402	41.1		120,167	35.1

Total liabilities	R$206,466	100.0%		R$261,552	100.0%		R$342,178	100.0%

________________________
(1)
Other non-interest-bearing liabilities, whose primary components are technical reserves for insurance losses, provision for pension plans, provision for certificated savings plans, provision for pension plan investment agreements and provision for contingent liabilities, are not a source of funding.

     Deposits are our most important source of funding, accounting for 37,6% of average total liabilities in 2006, compared to 32.8% in 2007 and 36.1% in 2008. Our deposits balance over these years progressed in the following manner:

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

  In 2008, the average balance of our deposits increased by 43.8% as compared to 2007. As a percentage of average balance of liabilities, the average balance of our deposits increased from 32.8% in 2007 to 36.1% in 2008, mainly due to the increase of 81.0% in time deposits.

     Short and long-term borrowings, one our most important sources of funding, accounted for 16.0% of total average liabilities in 2006, compared to 15.0% in 2007 and 14.8 in 2008. In 2006, 2007 and 2008 our average balance of short and long-term borrowings increased in 2005, 2006 and 2007, it decreased as a percentage of total liabilities, mainly due to the increase in other funding sources.

The following table shows our sources of funding and liquidity at December 31, 2008:

	December 31, 2008

	(R$ in millions)	% of total

Deposits from banks	R$698	0.2%
Savings deposits	37,768	9.5
Time deposits	97,423	24.5
Federal funds purchased and securities sold under agreements to repurchase	74,730	18.7
Short-term borrowings	13,849	3.5
Long-term debt	47,255	11.9

Total interest-bearing liabilities	271,723	68.3

Demand deposits	28,612	7.2
Other non-interest-bearing liabilities	97,693	24.5

Total non-interest-bearing liabilities	126,305	31.7

Total liabilities	R$398,028	100.0%

Deposits

     Deposits accounted for approximately 41.3% of total liabilities at December 31, 2008. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the average balances of our time, savings and demand deposits from December 31, 2007 through December 31, 2008 was due to the increase in our client base. At December 31, 2007, we had approximately 18.8 million checking accounts and 34.6 million savings accounts, compared to approximately 20.1 million checking accounts and 35.8 million savings accounts at December 31, 2008. For additional information regarding our deposits, see “Item 4. Information on the Company—Selected Statistical Information—Maturity of Deposits.”

Federal Funds Purchased and Securities Sold under Agreements to Repurchase

     Federal funds purchased and securities sold under agreements to repurchase consist mainly of funds we obtained from financial institutions in the market by selling securities with agreements to repurchase.

     On December 31, 2008, we had federal funds purchased and securities sold under agreements to repurchase in the amount of R$74.7 million, an increase of R$5.7 million as compared to December 31, 2007. This increase was mainly due to an increase in our money market transactions in order to increase our liquidity.

     On December 31, 2007 we had federal funds purchased and securities sold under agreements to repurchase in the amount of R$69.0 million, a R$26.1 million increase as compared to December 31, 2006. This increase was mainly due to an increase in our operations in the money market in order to increase our liquidity.

Short-term Borrowings

     Our short-term borrowings in foreign currencies consist primarily of lines obtained from banking correspondents for import and export financings, as well as issuances of short-term debt securities. We have consistently had access to short-term borrowings on market terms.

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

     On December 31, 2008, we had short-term borrowings (with maturities up to 360 days) totaling R$13,849 million, an increase of R$5,860 million as compared to December 31, 2007. Our short-term borrowings increased as demand for financing import and export, which we finance through short-term borrowings, increased 80.4% from R$6,073 million on December 31, 2007 to R$10,958 million on December 31, 2008. The balance of our U.S. dollar-denominated and indexed commercial papers increased 50.9%, from R$1,915 million on December 31, 2007 to R$2,890 million on December 31, 2008.

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

     Basically all of our foreign trade finance credit lines from banking correspondents are U.S. dollar-denominated. We have historically funded a substantial portion of our foreign-currency trade operations from foreign-currency credit lines with these banking.

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

     On December 31, 2008, the amount of our long-term debt increased from R$38,915 million to R$47,255 million as of December 31, 2007. The increase in our long-term debt was basically due to: (i) the increase of R$3,399 million in our subordinated debt. (ii) the increase of R$5,008 million in our funding for transfer of internal funds; and (iii) to the increase of R$2,808 million in securities issued by means of securitization of money orders and receivables from credit card bills, as a result of new issued in 2008.

     On December 31, 2007, the amount of our long-term debt increased from R$30,122 million to R$38,915 million as of December 31, 2006. The increase in our long-term debt was mainly due to:

  an increase of R$3,901 million of our subordinated debt;

  an increase of R$2,445 million in our funding for transfer of internal funds; and

  increase of R$1,153 million in securities issued by means of securitization of money orders and receivables from credit card bills, as a result of new issues in 2007.

     Medium and long-term securities issuance is also included in our long-term debt, including through our medium-term note program. This program permits us to issue up to US$2.5 billion (or its equivalent in other currencies) of medium-term notes through our branches in Grand Cayman and New York and through our headquarters in Brazil. The program provides that the notes are unsecured, unsubordinated obligations and rank on the same level as all our present and future unsecured and unsubordinated external debt. We may offer the notes issued under the program for sale to qualified institutional buyers in the United States under the Rule 144A of the Securities Act or to non-U.S. persons outside the United States in accordance with Regulation S of the Securities Act.

     We had US$100 million outstanding notes on December 31, 2008 and US$450 million outstanding notes on December 31, 2007 issued under our medium-term securities program. On December 31, 2008 outstanding securities were issued during 2005 and earn interest at a fixed rate. Even though the program allows us the issuance of up to US$2.5 billion in medium-term securities, our ability to issue the remaining balance under the program depends on whether there is a demand for these resources.

     In August 2003, we issued two series of notes due in 2010, in an aggregate amount of US$400.0 million, and in July 2004 we issued a new series of notes due in 2012, in an aggregate amount of US$100.0 million. The notes are secured by future flows of payment orders we receive from abroad. In August 2005, we redeemed in advance one of the series issued in 2003 in the amount of US$200.0 million. In 2007, we issued four new series due in 2014, two of which were issued in June 2007 in an aggregate amount of US$500 million and the remainder was issued in December 2007 in an aggregate amount of US$400 million. In March 2008, we issued a new series in the amount of US$ 500 million with maturity for 2014, subject to annual revision of grace period. In December 2008, we issued a new series in the amount of US$500 million with maturity for February 2015. Out of the outstanding series as of December 31, 2008, only the 2003 and 2004 series bear fixed interest rates.

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

     On December 31, 2008, the balance of our compulsory deposits decreased by 17.1%, from R$31,813 million on December 31, 2007 to R$26,384 million on December 31, 2008, due to the decrease in the compulsory deposits rate.

     On December 31, 2007, the balance of our compulsory deposits increased by 35.6% as compared to 2006, from R$23,461 million on December 31, 2006 to R$31,813 million on December 31, 2007, due to an increase in the volume of deposits.

Sources of Additional Liquidity

     We do not maintain unused pre-approved credit lines, but we believe that our strong presence in the Brazilian market and our reputation in international credit markets would enable us to obtain funds on market terms if necessary. Although our medium-term notes program is not a guaranteed pre-approved credit line and our ability to issue notes under the program at any given time depends on whether there is demand for such notes, as a general matter the program can facilitate our access to international credit markets, depending on the market scenario, in which we can borrow funds at a lower interest rate and for longer tenors than in the Brazilian market. Furthermore, we may access the international capital markets to raise longer-term resources, under our existing program of notes guaranteed by future cash flows from payment orders that we receive from abroad. However, the overall liquidity of the global financial markets could adversely affect us. In the second half of 2008, with the beginning of the world financial crisis, certain credit markets experienced difficult conditions and a certain degree of volatility, resulting in less liquidity and greater volatility.

     Finally, in some limited circumstances we may obtain emergency funds from the Central Bank through a transaction referred to as “redesconto.” A redesconto is a loan from the Central Bank to a financial institution, which loan is guaranteed by federal government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading securities limits the amount of the redesconto transaction. We have never obtained funds from the Central Bank through redesconto transactions for liquidity purposes. On December 31, 2008, we had available R$20,450 million in federal government securities as trading securities that could be used for this purpose.

Cash Flow

     During 2006, 2007 and 2008, the primary influence on our cash flow was the changes in the Brazilian economic environment. The following table shows the principal variations in cash outflows during the periods indicated:

	2006	2007	2008

Net cash provided by (used in) operating activities	R$(14,440)	R$23,134	R$(25,733)
Net cash used in investing activities	(22,362)	(44,384)	(37,854)
Net cash provided by (used in) financing activities	29,203	49,972	81,053

Net increase (decrease) in cash and cash equivalents	R$(7,599)	R$28,722	R$17,466

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

2007

     During 2007, we had a net increase of R$28,722 million in cash and cash equivalents, as a result of R$23,134 million from our operating activities and R$49,972 million from our financing activities, which was partially offset by the utilization of R$44,384 million in our investment activities.

     The utilization of cash in our investment activities in 2007 mainly resulted from the utilization of R$6,658 million for the acquisition of available-for-sale securities, R$35,363 million in credit operations and R$4,875 million compulsory deposits at the Central Bank and was offset by R$3,094 million generated by the sale of available-for-sale securities.

     The cash generated by our financing activities in 2007 basically resulted from a net increase of R$26,140 million in our transactions involving funding in the open-market, as well as the net increase of R$14,588 million in funding of deposits, mainly demand deposits and increase in our long-term loans of R$7,650 million, net of respective payments.

2008

     During 2008, we had a net increase of R$17,466 million in cash and cash equivalents, as a result of R$81,053 million from our financing activities, partially offset by R$(25,733) million in our operating activities, and by the utilization of R$(37,854) million in our investment activities.

     The utilization of cash in our investment activities in 2008 mainly resulted from the utilization of R$4,878 million for the acquisition of available-for-sale securities, R$46,315 million in credit operations, which was offset by R$10.338 million in compulsory deposits at the Central Bank and by R$4,715 million generated by the sale of available-for-sale securities.

     The cash generated by our financing activities in 2008 basically resulted from a net increase of R$64,678 million in our funding of deposits, mainly time deposits and increase of our short- and long-term loans of R$12,670 million, net of respective payments and R$5,715 million referring to the increase in funding in the open market.

Capital Compliance

     The Basel I Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8.0% . At least half of total capital must consist of Tier I capital. Tier I, or core capital, includes equity capital less certain intangibles. Tier II capital includes asset revaluation reserves, general loan loss reserves and subordinated debt, subject to some limitations. This ratio should be calculated based on BR GAAP financial information.

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

     Prior to July 31, 2000, capital adequacy requirements could be calculated on either a consolidated or unconsolidated basis. Since July 31, 2000, we have measured our capital compliance on a consolidated basis, in accordance with Central Bank rules. As of July 1, 2008, we started operating according to the New Capital Accord (Basel II), standardized approach. See “Item 4. Information on the Company - Regulation and Supervision - Principal Limitations and Restrictions on Activities of Financial Institutions” for a more detailed discussion of Brazilian capital adequacy requirements.

     The following table shows our capital positions as a percentage of total risk weighted assets, as well as our minimum capital requirements under Brazilian law, for the dates indicated. The table and the following information are based on generally accepted accounting principles in Brazil:

	At December 31,

	2006	2007	2008(1)

	(R$ in millions, except %)
Capital - Tier I	11.6%	10.3%	12.9%
Capital - Tier II	4.9	3.7	3.2

Total Capital	16.5%	14.0%	16.1%

Available regulatory capital	R$35,046	R$41,448	R$47,263
Minimum regulatory capital required	23,399	32,641	32,318

Excess over minimum regulatory capital required	R$11,647	R$8,807	R$14,945

(1) As of July 1, 2008, calculations are based on the New Capital Accord (Basel II).

     The increase in our available authorized capital from R$41,448 million at December 31, 2007 to R$47,263 million at December 31, 2008 was mainly due to (i) R$1,620 million related to the additional allowance for loan losses, which is now considered a Level I capital adjustment, pursuant to Central Bank’s Resolution 2,682; (ii) R$4,928 million related to profit capitalization after payment of interest on shareholders’ equity; and (iii) capital increase by subscription of shares of R$1,200 million. These factors were partially offset by the R$2,131 negative adjustment related to unrealized losses in available-for-sale investments.

     The increase in our available authorized capital from R$35,046 million at December 31, 2006 to R$41,448 million at December 31, 2007 was mainly due to (i) our issuance of R$1,338 million in subordinated notes, and (ii) profit capitalization of R$5,187 million after payment of interest on shareholders’ capital. These factors were partially offset by (i) a negative adjustment of R$175 million related to unrealized losses in investments classified as available for sale; and (ii) effect of a R$81 million decrease for deposit in our treasury account.

     The excess of our capitalization over the minimum regulatory capital required was R$14,945 million at December 31, 2008, as compared to R$8,807 million in 2007.

     As of December 31 of each of 2006, 2007 and 2008, we were in compliance with all minimum capital requirements imposed by the Central Bank. For a description of our capital requirements and Central Bank capital adequacy regulations see “Item 4. Information on the Company—Regulation and Supervision—Principal Limitations and Restrictions on Activities of Financial Institutions.”

     In the previous years we maintained a significant position in short-term, highly liquid instruments, which in general have a zero or low risk weighting, thereby eliminating or significantly reducing the need to maintain capital against these assets. This position reflects the restrictive credit environment that prevailed in Brazil during 2002, 2003 and 2008. If we were to increase significantly our loan portfolio, we would be required to maintain capital against these assets which, depending on the capital position at that time, could reduce our capital as a percentage of risk-weighted assets.

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

     The following table shows the maturities of our interest-earning assets and interest-bearing liabilities at December 31, 2008 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

	December 31, 2008

	Up to 30 days	31 – 90 days	91 – 180 days	181 – 365 days	1 – 3 years	Over 3 years	Total

Interest–earning assets:	(R$ in millions, except %)
Deposits from banks	R$ 6,284	R$ 1,496	R$ 3,078	R$ 2,336	R$ 717	R$ 524	R$ 14,435
Federal funds sold and securities purchased under agreements to resell	41,152	602	112	1,269	2,117	1,698	46,950
Central bank compulsory deposits	10,323	-	321	559	8,654	936	20,793
Trading securities	59,843	2,143	1,524	9,491	7,078	11,770	91,849
Available–for–sale securities	75	146	830	627	2,539	22,553	26,770
Held-to-maturity securities	63	-	-	-	13	4,021	4,097
Loans	27,255	24,362	20,909	27,833	47,143	20,155	167,657
Other assets	-	-	-	-	-	467	467

Total interest–earning assets	144,995	28,749	26,774	42,115	68,261	62,124	373,018

Interest–bearing liabilities:
Deposits from banks	501	10	70	94	23	-	698
Savings deposits	37,768	-	-	-	-	-	37,768
Time deposits	6,215	4,808	3,923	9,743	60,317	12,417	97,423
Federal funds purchased and securities sold under agreements to repurchase	44,010	1,460	580	2,414	21,904	4,362	74,730
Short–term borrowings	1,417	3,539	3,098	4,714	1,068	13	13,849
Long–term debt	2,987	906	2,051	3,419	19,549	18,343	47,255

Total interest–bearing liabilities	92,898	10,723	9,722	20,384	102,861	35,135	271,723

Asset/liability gap	52,097	18,026	17,052	21,731	(34,600)	26,989	101,295
Cumulative gap	R$ 52,097	R$ 70,123	R$ 87,175	R$108,906	R$ 74,306	R$101,295	-
Ratio of cumulative gap to cumulative total interest–earning assets	13.97%	18.80%	23.37%	29.20%	19.92%	27.16%

Exchange Rate Sensitivity

     Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. We had R$9,207 million of long-term debt outstanding at December 31, 2008. At that date, our net foreign currency liability exposure was R$9,096 million, or 24.6% of shareholders’ liability. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivatives financial instruments.

     Our foreign currency position arises primarily through our purchases and sales of foreign exchange (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum outstanding sold and purchased foreign currency positions.

     At December 31, 2008, the composition of our assets, liabilities and shareholders’ equity by currency and term was as shown below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

	December 31, 2008

	R$	Foreign currency	Total	Foreign currency as % of total

	(R$ in millions, except %)
Assets:
Cash and due from banks	R$5,943	R$3,473	R$9,416	36.9%
Interest earning deposits in other banks	8,603	5,832	14,435	40.4
Federal funds sold and securities purchased under agreements to resell	46,239	711	46,950	1.5
Brazilian Central bank compulsory deposits	26,339	45	26,384	0.2
Trading securities:	89,734	2,115	91,849
Less than one year	29,506	1,999	31,505	6.3
From one to three years	7,051	27	7,078	0.4
More than three years	11,681	89	11,770	0.8
Indefinite (1)	41,496	-	41,496	-
Available–for–sale securities:	26,086	3,869	29,955
Less than one year	1,557	121	1,678	7.2
From one to three years	2,462	77	2,539	3.0
More than three years	19,209	3,344	22,553	14.8
Indefinite	2,858	327	3,185	10.3
Held to maturity securities:	2,961	1,136	4,097
Less than one year	-	63	63	-
From one to three years	13	-	13	-
More than three years	2,948	1,073	4,021	26.7
Loans:	148,977	25,858	174,835
Less than one year	79,177	17,452	96,629	18.1
From one to three years	43,221	3,922	47,143	8.3
More than three years	15,671	4,484	20,155	22.2
Indefinite (2)	10,908	-	10,908	-
Equity investees and other investments	801	80	881	9.1
Premises and equipment, net	4,254	9	4,263	0.2
Goodwill	1,286	-	1,286	-
Intangible assets, net	3,138	-	3,138	-
Other assets:	32,081	6,038	38,119
Less than one year	14,459	4,277	18,736	22.8
From one to three years	11,758	269	12,027	2.2
More than three years	5,864	1,492	7,356	20.3
Allowance for loan losses	(10,286)	(32)	(10,318)	0.3

Total	R$386,156	R$49,134	R$435,290	11.3%

	December 31, 2008

	R$	Foreign currency	Total	Foreign currency as % of total

	(R$ in millions, except %)
Percentage of total assets	88.7%	11.3%	100.0%

Liabilities and Shareholders’ Equity:
Deposits:	R$157,273	R$7,228	R$164,501
Less than one year	84,724	7,020	91,744	7.7%
From one to three years	60,219	121	60,340	0.2
More than three years	12,330	87	12,417	0.7
Federal funds purchased and securities sold under agreements to repurchase	74,676	54	74,730	0.1
Short–term borrowings:	-	13,849	13,849
Less than one year	-	12,768	12,768	100.0
From one to three years	-	1,068	1,068	100.0
More than three years	-	13	13	100.0
Long–term debt:	38,048	9,207	47,255
Less than one year	7,751	913	8,664	10.5
From one to three years	16,874	2,675	19,549	13.7
More than three years	13,423	4,920	18,343	26.8
Undetermined	-	699	699	100.0
Other liabilities:	85,614	12,079	97,693
Less than one year	58,647	11,973	70,620	17.0
From one to three years	25,691	23	25,714	0.1
More than three years	1,276	83	1,359	6.1
Minority interest in consolidated subsidiaries	332	-	332	-
Shareholders’ equity	36,930	-	36,930	-

Total	R$392,873	R$42,417	R$435,290	9.7%

Percentage of total liabilities and shareholders’ equity	90.3%	9.7%	100.0%

_________________
(1)	Represents investments in mutual funds, which are redeemable at any time, in accordance with our liquidity needs.
(2)	Represents non-performing loans.

     Derivatives are presented in the table below on the same basis as presented in the consolidated financial statements in Item 18.

     Our cash and cash equivalents in foreign currency are represented principally by U.S. dollars. Amounts denominated in other currencies, which include euros and yen, are indexed to the U.S. dollar through currency swaps, effectively limiting our foreign currency exposure to U.S. dollars only.

     We enter into short-term derivatives contracts with selected counterparties to manage our overall exposure as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see note 23(b) to our consolidated financial statements in Item 18.

     At December 31, 2008, the composition of our derivatives by currency was as it follows:

	December 31, 2008

	Reference amounts

	R$	Foreign currency	Total

	(R$ in millions)
Derivatives:
Interest rate futures contracts:
Purchases	R$39,349	–	R$39,349
Sales	16,814	–	16,814

Foreign currency futures contracts:
Purchases	–	R$4,308	4,308
Sales	–	17,905	17,905

	December 31, 2008

	Reference amounts

	R$	Foreign currency	Total

	(R$ in millions)
Future contracts – other
Purchases	28	–	28
Sales	10	–	10

Interest rate option contracts:
Purchases	2,949	–	2,949
Sales	4,216	–	4,216

Foreign currency option contracts:
Purchases	–	2,341	2,341
Sales	–	2,497	2,497

Option contracts – other:
Purchases	949	–	949
Sales	2,320	–	2,320

Foreign currency forward contracts:
Purchases	–	9,811	9,811
Sales	–	2,437	2,437

Swap contracts:
Asset position:
Interest rate swaps	8,546	–	8,546
Currency swaps	–	12,934	12,934
Liability position:
Interest rate swaps	R$ 8,023	–	8,023
Currency swaps	–	R$13,273	R$13,273

Capital Expenditures

     In the past three years, we have made, and expect to continue to make, significant capital expenditures related to improvements and innovations in technology and the Internet designed to maintain and expand our technology infrastructure in order to increase our productivity, accessibility, cost efficiency and our reputation as a leader in technological innovation in the financial services sector. We have made significant capital expenditures for systems development, data processing equipment and other technology designed to further these goals. These expenditures are for systems and technology for use both in our own operations and by clients.

     The following table shows our capital expenditures accounted for as fixed assets in the periods:

	2006	2007	2008

		(R$ in millions)
Infrastructure:
Land and buildings	R$62	R$79	R$47
Leasehold furniture and equipment	152	169	256
Betterments in owned and third-party real estate	100	137	279
Others	18	67	4

Total	332	452	587

Information Technology:
Systems development	274	238	353
Data processing equipment	603	664	892

Total	877	902	1,245

Total	R$1,209	R$1,354	R$1,832

     During 2008, we made R$2,482 million in capital expenditures, R$1,832 million of which were related to the acquisition of assets and R$650 million to telecommunications services and data processing expenses. During the first three months of 2009, we made investments valued at R$764 million.

     We believe that capital expenditures in 2009 through 2011 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2009 through 2011 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

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

     Our Board of Executive Officers is currently made up of (i) the “Diretoria Executiva,” which is the board of senior executive officers, and (ii) our departmental and regional directors. The Diretoria Executiva is made up of the president, seven vice presidents and ten managing executive directors.

     Our nine-member Board of Directors meets on a regular basis every 90 days and meets on an extraordinary basis whenever necessary. It is responsible for:

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

     Several members of our Board of Directors and the Diretoria Executiva also perform senior management functions at our subsidiaries, including BRAM, Banco Finasa BMC, Bradesco Administradora de Consórcios, Bradesco BBI, Bradesco Leasing, BEM DTVM and Bradesco Cartões. Each of our subsidiaries has an independent management structure.

     On June 9, 2003, our Controlling Shareholders entered into a shareholders’ agreement, which we call the “Shareholders’ Agreement,” with BBVA. On March 4, 2008, BBVA, exercised its put option of the totality of its interest. Our Controlling Shareholders and BBVA concluded such purchase and sale at April 11, 2008, upon delivery on April 16, 2008 of R$2.3 billion to BBVA. As of April 11, 2008, the Shareholders’ Agreement ceased to be in effect.

     Pursuant to Brazilian law, all members of our Board of Directors and Board of Executive Officers have been approved by the Central Bank.

     The following are biographies of the current members of our Board of Directors and Board of Executive Officers.

Members of the Board of Directors:

     Lázaro de Mello Brandão, Chairman: Born on June 15, 1926; economist and business administrator. In September 1942, Mr. Brandão was hired as a bookkeeper by Casa Bancária Almeida & Cia., the financial institution that became Banco Brasileiro de Descontos S.A. on March 10, 1943, and later became Banco Bradesco S.A. He has held a variety of positions during his banking career. In January 1963, he was elected as an Officer, and in September 1977, he was elected Vice-President. In January 1981 he assumed the position of CEO, succeeding Mr. Amador Aguiar, the founder of Bradesco. Since February 1990, he has served as the Chairman of our Board of Directors. In March 1999, he decided to step down as CEO, but has remained the Chairman of our Board of Directors. He also holds a variety of positions within Organização Bradesco, such as Chairman of the Board of Trustees and President of Fundação Bradesco; and Chairman of the Board of Directors and President of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition, he is the Chairman of the Board of Directors of Bradespar S.A. He has also served as President of the Banking Associations of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazona, Pará, Amapá, Rondônia and Roraima, as Vice-President of the National Federation of Banks, known as “FENABAN”, as a member of the Board of the Federation of Brazilian Banking Associations, known as “Febraban” and as Chairman of the Board of Directors of Fundo Garantidor de Créditos—FGC and CIBRASEC Companhia Brasileira de Securitização and a member of the consulting committee of VBC Participações S.A. and a member of the Managing Board of BES, located in Lisbon, Portugal.

     Antônio Bornia, Vice-Chairman: Born on November 22, 1935. High School graduate. Mr. Bornia started his career with Banco Bradesco S.A. in May 1952. Since then, he has held a variety of positions within Bradesco. In September 1975, he became an Associate Officer; in April 1979, he was appointed to an Executive Officer position; in June 1981 he became Vice-President and since March 1999 he has been the Vice-Chairman of our Board of Directors. He is Chairman of the Board of Directors of Bradesco Securities, Inc. and Bradesco Securities UK Limited and Vice Chairman of the Board of Directors of Banco Bradesco Luxembourg S.A. and Bradesco Leasing S.A.—Arrendamento Mercantil; Vice President of NCF, Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social; Manager of Bradport—S.G.P.S. Sociedade Unipessoal, Lda.; Vice Chairman of the Board of Trustees; Vice President of Fundação Bradesco; Vice Chairman of the Board of Directors; and Vice President of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also the Chairman of the Board of the ABEL—Associação Brasileira das Empresas de Leasing, and he previously held the position of Chief Executive Officer; Vice-president of the Board of Directors of Bradespar S.A., and member of the Brazilian Sector of the Brazil-United States Business Council. He has also served as an alternate member of the Board of Resources of the National Financial System, an agency related to the Treasury Ministry, as representative of the ABEL—Associação Brasileira das Empresas de Leasing from July 1989 until July 1991 and from February 2000 to February 2002. He was also the Chairman of the Board of Directors of the FGC from January 2002 to January 2005, and Vice Chairman of the Executive Board of the Latin American Leasing Federation—Felalease from August 2003 to October 2005; and CEO of the National Union of Leasing Companies, from September 1988 to April 2006; Vice Chief Executive Officer and Vice-President of the Board of Representatives of the National Confederation of the Financial System—Consif, from January 2004 to May 2007; and in CNF—National Confederation of the Financial Institutions, he held the positions of Chairman, Vice Chairman and member of Board of Representatives and Vice-President Director, from September 1988 to March 2007.

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

     Márcio Artur Laurelli Cypriano, Director: Born on November 20, 1943. Mr. Cypriano received a law degree from Mackenzie Presbyterian University. In July 1967, he started his career with Banco da Bahia S.A., a financial institution we merged with in December 1973. Thereafter, Mr. Cypriano became a manager of Bradesco. In January 1984, Mr. Cypriano was appointed as a Departmental Officer, in January 1986 he became a Deputy Managing Officer, in February 1988, Mr. Cypriano was designated Managing Officer and in February 1995, he became Vice-President. In March 1999, he was appointed our CEO, and since March 2002, he has been a director. In March 2009, he left the Board’s Presidency since he reached the age limit allowed in the Bylaws, remaining as a member of the Board of Directors. He is also a member of the Board of Trustees and Managing Director of Fundação Bradesco; and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, he is a member of the Board of Directors of Bradespar S.A., member of the Managing Board of FEBRABAN, by holding the positions of CEO and President; effective member of the Board of Directors of FGC; Vice-Chairman of the Board of Representatives of CNF; Vice President Director of Consif; and Co-founder of Se Toque—SP Instituto de Desenvolvimento Social da Cidade de São Paulo (Social Development Institute of the city of São Paulo) He was the CEO of Banco BCN from April 1998 until March 1999, also holding the position of CEO of the other companies of Bradesco Organization from 1999 to 2009. He was CEO of Fenaban and of the Union of the Banks in the States of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul; member of the Conselho de Desenvolvimento Econômico e Social—CDES and member of Conselho Superior de Comércio Exterior (Coscex), and of the Federation of the Industries of the State of São Paulo/Instituto Roberto Simonsen; and sitting member of the agribusiness board- CONSAGRO.

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

     Denise Aguiar Alvarez, Director: Born on January 24, 1958. Ms. Valente received a degree in education from São Paulo Pontific Catholic University and received a Masters in Education from New York University. In April 1986, she was appointed to the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, one of our controlling shareholders, and since July 1988 she has also been serving as an Officer. Since February 1990, Ms. Valente has served as a member of our Board of Directors, and since March 2000, she has also served as a Director of Bradespar S.A. She is also a member of the Board of Trustees and Associate Director of Fundação Bradesco and member of the Board of Directors and Associate Directors of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, she was previously member and currently is Chairwoman of the Governance Board of GIFE—Group of Institutions, Foundations and Companies,; a member of the Board of Directors of Associação dos Amigos da Pinacoteca do Estado and of the Deliberative Board of Museu de Arte Moderna de São Paulo—MAM, member of the Board of Trustees of Fundação Dorina Nowill para Cegos and Fundação Roberto Marinho, member of the, member of the Consulting Board of Canal Futura; Member of the General Board of Comunitas Parcerias para o Desenvolvimento Solidário; and effective member (Socia Efetiva) of Associação de Apoio ao Programa Alfabetização Solidária—AAPAS. She was member of the Deliberative Board of Fundo Social de Solidariedade do Estado de São Paulo—Fussesp.

     Luiz Carlos Trabuco Cappi, Director: Born on October 6, 1951. Mr. Cappi received a degree from the São Paulo University of Philosophy, Science and Languages. He began his career at Banco Bradesco S.A. in April 1969. Since then, Mr. Cappi has held a variety of positions within Bradesco, such as Departmental Officer (as of January 1984), Managing Officer (as of March 1998) and Vice-President since March 1999. On March 10, 2009 he was appointed Chairman of the Bank’s Board and member of the Board of Directors. He is also the CEO of other companies within Bradesco Organization. He also holds a variety of positions within Organização Bradesco, such as a member of the Board of Trustees and Managing Directors of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, a member of the Egregious Board of ANSP—National Academy of Insurance and Pension Plans and member of the Consulting Board of APTS—São Paulo Association of Insurance Technicians and Effective Member of Association Internationale pour I’Etude de I”Economie de I’Assurance – Association de Genève, Genève, Switzerland. From March 2003 to March 2009 he was the CEO of Bradesco Seguros S.A. and he also served as a member of the Board of Directors of Bradesco Seguros from March 1999 to March 2005. He was a Sector Director of ADVB—Association of Sales Directors of Brazil, President of Anapp—National Association of Private Pension, he is President of Federação Nacional de Saúde Suplementar—FENASAÚDE, and President of the Marketing and Collection Commission of the Brazilian Association of Real Estate Loan and Savings Entities– ABECIP. Member of the Managing Board of Abrasca—Brazilian Association of Publicly-held Companies and of the Rio de Janeiro Commercial Association and member of the Executive Board of Instituto de Estudos de Saúde Suplementar—IESS and a member of the Board of Directors of Companhia Siderúrgica Belgo-Mineira and Marketing Sector Director and a member of the National Board of Banking Ethics (Coneb) of the Brazilian Federation of Banks (FEBRABAN), Member of the International Issues Board of the Insurance Superintendence– SUSEP, and member of the Superior Board and Vice-President of Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Complementar e Capitalização—CNSeg and its Effective Representative at National Confederation of the Financial System– CONSIF.

     Carlos Alberto Rodrigues Guilherme, Director: Born on December 21, 1943. Mr. Guilherme received a law degree from Pinhalense Education Foundation. He began his career with Bradesco in December 1957. Mr. Guilherme has held a variety of positions within the banking sector, such as Departmental Officer in (March 1986), Deputy Managing Officer in (March 1998), Managing Officer in (March 1999) and Member of the Board of Directors since March 2009. He is a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Prior to that, he served as Officer of Banco de Crédito Real de Minas Gerais S.A. from April 1998 until April 2003 and of Credireal Leasing S.A.—Arrendamento Mercantil from April 1998 to September 1999.

     Ricardo Espírito Santo Silva Salgado, Director: Born on June, 25 1944. Mr. Salgado received a degree in economics from the Instituto Superior de Ciências Econômicas e Financeiras at Universidade Técnica de Lisboa - Portugal. In June 2003 he was appointed to our Board of Directors. He is also a member of the Superior Council of the Espírito Santo group, Vice-President of the Board of Directors and President of the Executive Commission of Banco Espírito Santo, S.A. - Lisbon, Chairman of the Board of Directors of Espírito Santo Financial Group SA (ESFG) - Luxembourg, a member of BESPAR – Sociedade Gestora de Participações Sociais SA and PARTRAN – Sociedade Gestora de Participações Sociais; Member of the Board of Directors of Espírito Santo Bank Ltd, Espírito Santo International SA – Luxembourg, Espírito Santo Resources – Nassau, Banque Privée Espírito Santo SA – Lausanne and Banque Espírito Santo Et de La Vénétie – Paris; and member of the Supervisory Board of Euronext NV - the Netherlands, and a member of the Executive Committee of Institut Internationale d’Études Bancaires (IIEB) - Brussels. He has served as a member of the Board of Directors of Banco Boavista Interatlântico S.A. (Brazil) from September 1997 to October 2000.

Members of the “Diretoria Executiva”:

     Luiz Carlos Trabuco Cappi, CEO: Mr. Trabuco also holds the position of CEO. His experience is described in “¯Members of the Board of Directors.”

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

     Arnaldo Alves Vieira, Vice President: Born on April 9, 1948. Mr. Vieira received a law degree from Guarulhos University and a degree in business administration from Mackenzie Presbyterian University. He started his career in October 1961 in Bradesco. Since then, Mr. Vieira has held a variety of positions within Bradesco, such as being appointed as our Officer in April 1985, Departmental Officer in March 1992, Managing Officer in February 1995 and Vice President since March 1999. He also holds a variety of positions within Organização Bradesco, such as a member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Directors of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, since November 1995 he has been the Vice-Chairman of Companhia Brasileira de Meios de Pagamento (VISANET), Fidelity Processadora e Serviços S.A since April 2006, and Member of the Board of Ethics and Self Regulation of the Brazilian Association of Credit Card Companies and Services—ABECS – since January, 2006. Mr. Vieira has also served as Executive Officer of FEBRABAN and FENABAN from March to September of 2002; Officer of the InterAmerica Overseas Limited from May 2000 to September 2007 and Director of the Regional Board of Directors of Visa International from May 1999 to September 2007.

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

     Julio de Siqueira Carvalho de Araujo, Vice President: Born on December 10, 1954. High School graduate. Mr. Carvalho de Araújo began his career in March 1978 at Banco BCN S.A., an institution that was acquired by us in 1997. He has held a variety of positions within the banking sector, such as being appointed in Bradesco Officer in October 1989 and Vice President of BCN from May 1995 to August 2000. Since August 2000 he has been our Vice President. He also holds a variety of positions within Organização Bradesco, such as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, he serves as a member of the board of directors of the BM&FBovespa – and President of the Board of Directors of Interbank Chamber of Payments—CIP. He was effective member of the Board of Directors of Companhia Brasileira de Liquidação e Custódia (CBLC) and member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities—ABECIP.

     José Luiz Acar Pedro, Vice President: Born on November 23, 1952. Mr. Pedro received a business administration degree from the Santana College of Economic and Accounting Sciences at São Judas Tadeu University in São Paulo/SP. He began his career in January 1971 at Banco BCN S.A., a financial institution that was acquired by us in December 1997. Mr. Pedro has held a variety of positions within the banking sector, such as being appointed in Bradesco as an Officer in June 1986, an Executive Officer in May 1996 and CEO of BCN from March 1999 to March 2004. In February 2003, he was elected as Executive Vice President of Banco Bradesco S.A., a position that he currently holds. He also holds a variety of positions within Organização Bradesco, such as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, he has been an effective member of the Board of Directors of CPM Holdings Ltd. and CPM Braxis S.A., Vice-President of FEBRABAN and IBCB – Brazilian Institute of Banking Science, Vice-President and Deputy Commissioner of Consif in FENABAN; Effective Director of the National Confederation of the Financial System – CONSIF; Treasury Officer of the banks unions in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima and Member of the Ethics Committee of the Brazilian Institute of Investor Relations (IBRI), having occupied the posts of Chairman and Member of the Board of Directors. He was Chairman of the Board of Directors of BCN Corretora de Títulos e Valores Mobiliários S.A.; CEO of Banco Boavista Interatlântico S.A., Banco Mercantil de São Paulo S.A and Potenza S.A. Processamento de Dados; CEO and Member of the Advisory Board of BCN Asset Management S.A.; Director of Financiadora BCN S.A.—Crédito, Financiamento e Investimentos; Member of the Curator Council of the National Quality Foundation—FNQ; alternate member of the Social and Economic Development Council—CDES; and member of the Managing Board of Abrasca.

     Norberto Pinto Barbedo, Vice-President: Born on February 26, 1952. Mr. Barbedo received an accounting degree from Tibiriçá College of Accounting Sciences. He began his career in January 1968 at Banco BCN S.A., a financial institution that was acquired by us in December 1997. Mr. Barbedo has held a variety of positions within the banking sector, such as being appointed in Bradesco as an Officer in October 1989 and Executive Officer and Vice-President of Banco BCN S.A. from December 1997 to March 2004. In February 2003, Mr. Barbedo was appointed our Executive Officer and Vice-President. He also holds a variety of positions within Organização Bradesco, such as member of the Board of Trustees, Managing Officer of Fundação Bradesco, member of the Board of Directors and Managing Director of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Besides these activities, he is Vice-President of the Brazilian Association of Real Estate Credit and Savings Entities—ABECIP and Chairman of the Board of Directors of Companhia Brasileira de Securitização—Cibrasec, and Member of the Consulting Board of FIABCI/BRASIL - Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias. Mr. Barbedo was Vice-President of Banco Boavista Interatlantico S.A., Banco Mercantil de São Paulo S.A., Banco Zogbi S.A. and Potenza S.A. Processamento de Dados. He also served as director of BCN Corretora de Títulos e Valores Mobiliários S.A. and Officer of Financiadora BCN S.A.—Crédito, Financiamento e Investimentos.

     Domingos Figueiredo de Abreu, Vice-President: Born on January 8, 1959. He received a degree in economics from College of Economic Sciences of Mogi das Cruzes and a degree in accounting from College of Economic Sciences and Administration of OSASCO—FEAO, with a postgraduate degree in Financial Administration (CEAG) from Fundação Getúlio Vargas and an MBA in Finance from the IBMEC (Capital Markets Brazilian Institute). Mr. Abreu began at Bradesco in December 1981. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Departmental Officer in June 2001, a Managing Officer since March 2002 and Vice-President in June 2009. Mr. Abreu is also a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Since March 2006, he holds the position of deputy member of CPM Holdings Limited’s Board of Directors. He was officer of Banco BCN S.A. from December 1997 to June 2001 and deputy member of CPM Braxis S.A.’s Board of Directors from October 2001 to March 2007, where he was also a member of the Board of Technical Administration from June 1998 to May 1999.

     Armando Trivelato Filho, Managing Officer: Born on August 10, 1946. Mr. Filho received a degree in civil engineering from Minas Gerais University. He began at Bradesco in May 1977. Mr. Trivelato has held a variety of positions within Bradesco, such as being appointed in Bradesco as Departmental Officer in July 1988, Deputy Managing Officer in March 1998 and a Managing Officer since March 1999. He is also a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Prior to that he was an Engineer of Bradesco S.A. Crédito Imobiliário, Officer of the Digilab—Laboratório Digital Ltda., director of Matel Tecnologia de Teleinformática S.A.—MATEC, alternate director of the Companhia Siderúrgica Nacional—CSN, Officer and director of Matel S.A. – Participação and Administração, Vice-Chairman of Teletrim Telecomunicações S.A. and director of VICOM S.A.

     José Alcides Munhoz, Managing Officer: Born on July 23, 1948. High School graduate. Mr. Munhoz began at Bradesco in October 1970. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Officer in March 1989, Departmental Officer in January 1995, Deputy Managing Officer in March 1998, and a Managing Officer since March 1999. He is a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He was also elected Director of Bradesco Consórcios Ltda, current Bradesco Administradora de Consórcios Ltda.

     José Guilherme Lembi de Faria, Managing Officer: Born on June 25, 1945. Mr. Lembi de Faria received a degree in economics from the Fluminense Federal University. He began his career in January 1967 at Banco Mineiro do Oeste S.A., which was acquired by us in 1973. In September 1981 he was designated General Manager of our New York Branch. After returning to Brazil, he became an Officer in March 1993, appointed as Departmental Officer in February 1995, Deputy Managing Officer in March 1998, and a Managing Officer since March 1999. He is also a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN), CEO of Banco Bradesco Argentina S.A., Vice-President of the Bradesco Services Co., Ltd., Officer of Bradesco Trade Services Limited and of Cidade Capital Markets Ltd., Manager of Bradport—S.G.P.S. Sociedade Unipessoal, Lda. And Managing Officer of BRAM. Besides these activities, he is Member of the Advisory Board of the Brazilian Center for International Relations—CEBRI. He was a Member of the Board of Directors and Treasury Director of Boavista Banking Limited.

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

     Paulo Eduardo D’Avila Isola, Managing Officer: Born on December 11, 1955. Mr. Isola received a business administration degree from Braz Cubas University, Mogi das Cruzes, SP. He began his career as a Director of Continental Promotora, now called Finasa Promotora, in July 1997. He later became Managing Director in April 2004. In March 2002, he became Managing Officer. He was designated Managing Officer of Banco BCN S.A. remaining until March 2004. In February 2003, he became our current Managing Officer. Mr. Isola also holds the position of member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also Vice-President of ACREFI—Associação Nacional das Instituições de Crédito, Financiamento e Investimento; Alternate Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A.; member of the Board of Directors of Companhia Brasileira de Meios de Pagamento; sitting member of the Board of Directors of Leader Card; and Chairman of the Board of Directors of Crediare S.A. – Crédito, Financiamento e Investimento. He was the Chairman of the Board of Directors of Companhia Leader de Investimentos and Josema Administração e Participações S.A.. Mr. Isola has also served as Technician Officer of the ABEL—Associação Brasileira das Empresas de Leasing, member of the Board of Directors of Clicar Central On-Line de Financiamentos Sociedade Simples Ltda; and alternate director of CIBRASEC—Companhia Brasileira de Securitização.

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

     Sérgio Alexandre Figueiredo Clemente, Managing Director: Born on June 7, 1959. Graduated in Mechanical Engineering from PUC—Pontifícia Universidade Católica de Minas Gerais (Catholic University of Minas Gerais), with an executive MBA in Finance from IBMEC (Capital Markets Brazilian Institute) and specialization in Finance through the Executive Management Development Program (PDG), administered by the Business Development Corporation. He is currently attending the Advanced Management Program (PGA), administered by Fundação Dom Cabral and INSEAD. Mr. Clemente joined Banco BCN S.A. in May 1996 as Assistant Director. In December 1997, he was elected Director. With the acquisition of BCN, he joined the Bradesco staff, having been elected Departmental Director in March 2000, as the person responsible for the Corporate Department, and, in December 2006, became Executive Managing Director, position he currently holds. He is a member of the Governing Board of Fundação Bradesco and of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (Fimaden).

Director and Officer Compensation for Bradesco and its Subsidiaries

     At Shareholders’ meetings, the shareholders of Bradesco and its subsidiaries establish the maximum global compensation of the members of the Board of Directors and Board of Executive Officers of Bradesco and its subsidiaries for the ensuing year. In 2008, our shareholders set the global compensation for the Board of Directors and Board of Executive Officers of Bradesco and its subsidiaries at R$292.5 million.

     In 2008, the directors and executive officers of Bradesco and its subsidiaries received aggregate compensation of R$250.4 million for their services, whether as members of the Board of Directors or Board of Executive Officers of Bradesco or its subsidiaries, as applicable, or as providers of services to our subsidiaries. No part of the aggregate compensation was paid as part of a profit sharing plan or in the form of stock options.

     The directors and executive officers of Bradesco and its subsidiaries have the right to participate in the same complementary retirement pension plans available to all our employees. In 2008, we contributed R$126.1 million to pension plans on behalf of the directors and executive officers of Bradesco and its subsidiaries.

Board Practices

     Our shareholders elect the members of our Board of Directors at the annual general shareholders meeting for one-year terms and the board members can be reelected for consecutive terms. The Board of Directors appoints the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

     To become a member of our Board of Executive Officers, a person must have worked for us or our affiliates for a minimum of ten consecutive years and be less than sixty-five years old at the time of appointment. In the Board of Executive Officers, besides the Executive Officers, there are 41 departmental directors and 9 directors. The departmental and directors direct the business of each of our various divisions and branches and report to the Board of Executive Officers. To become a departmental or director, a person must be an employee or executive officer at Bradesco or one of our affiliates and be less than sixty-two years old, in the case of departmental directors, or sixty years old, in the case of regional directors, at the time of appointment. Our Board of Directors may, for up to 25.0% of the members of our Board of Executive Officers, waive the fulfillment of certain requirements for their appointment, as follows:

I -
Executive Officers – the Board of Directors can waive the requirement pursuant to which the person should be an employee of Bradesco or any of its affiliates for at least 10 years. Notwithstanding the above, such requirement cannot be waived for persons to be appointed as Presidents or Vice-Presidents.

II -
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

Fiscal Council

     Under Brazilian law, corporations may have a “conselho fiscal,” or fiscal council, an independent corporate body with general monitoring and supervision powers in accordance with the Brazilian Corporate Law. Our bylaws provide for a fiscal council and specify that if our shareholders convene a fiscal council, it shall have from three to five effective members and alternates.

     Our fiscal council has three sitting members (Domingos Aparecido Maia—Cordenador; Nelson Lopes de Oliveira; and Ricardo Abecassis Espírito Santo Silva) and three alternates (João Batistela Biazon, Jorge Tadeu Pinto de Figueiredo and Renaud Roberto Teixeira) all of whom were elected in March 2009 and whose terms will expire in March 2010. In accordance with Brazilian Corporate Law, our fiscal council has the right and obligation to, among other things:

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

Board Committees

     Our shareholders approved at the extraordinary shareholders’ meeting held on December 17, 2003 the creation of the audit committee, the internal control and compliance committee and the compensation committee. At the extraordinary shareholders’ meeting held on March 27, 2006, our shareholders approved the transformation of the ethics committee into a statutory committee. At the extraordinary shareholders’ meetings held on March 24, 2008, our shareholders approved the creation of the risks integrated management and capital allocation committee.

     Audit Committee – Pursuant to our Bylaws and to Central Bank regulations since April 2004, we have appointed members of the Audit Committee, which may be comprised of three to five members, each of whom serves a term that can be renewed, in successive elections, up to a limit of five (5) years, as of the date the member first takes the office. Our Audit Committee members are appointed by, and may be dismissed by, the Board of Directors. The current members of the committee are Mário da Silveira Teixeira Júnior, who acts as coordinator, Hélio Machado dos Reis and Yves Louis Jacques Lejeune, as members with no specific designation. Mr. Paulo Roberto Simões da Cunha is the member with technical skills for the position. Of the members, only Mr. Mario Teixeira is a member of our Board of Directors.

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

     Internal Control and Compliance Committee – The Internal Control and Compliance Committee has four (4) to eight (8) members, each with a term of one year. Members are appointed and replaced by the Board of Directors. The committee’s primary responsibility is to assist the Board of Directors with the performance of its duties related to the adoption of strategies, policies and measures governing internal controls, mitigation of risks, and compliance with applicable rules.

     Compensation Committee – The Compensation Committee has three to five members, all of whom are members of the Board of Directors, and each of whom serves a term of one year. Members are appointed by and replaced by the Board of Directors. The committee’s primary responsibility is to provide the Board of Directors with proposed policies and guidelines related to the compensation of our managers. The compensation is to be based on performance targets established by the Board.

     Ethics Committee – The Ethics Committee is comprised of up to nine members, each of whom serves for a one-year term. Members are appointed and may be replaced by the Board of Directors. The committee’s primary responsibility is to propose actions to ensure the enforcement of our Corporate and Sector Codes of Ethics and to promote awareness of it by our employees and management.

     Integrated Risk Management and Capital Allocation Committee – The Integrated Risk Management and Capital Allocation Committee currently has 9 members, each of whom serves a one-year term. Members are appointed and dismissed by the Board of Directors. This committee’s primary responsibility is to advise the Board of Directors in the performance of its duties related to the approval of institutional policies and operational guidelines, and to establish of risk exposure limits. Currently, this committee is composed of our management, namely: the chief executive officer, who acts as coordinator, and the Vice-Presidents and departmental directors of the risks management and compliance department.

Ombudsman

     At the extraordinary shareholder’s meeting held on August 24, 2007, our shareholders formalized the creation of the Ombudsman. Previously the Company had an informal Ombudsman. The Ombudsman works on behalf of all the institutions within the Bradesco Organization authorized to operate by the Brazilian Central Bank. There is one Ombudsman, with a one-year term. The Ombudsman is appointed and removed by the Board of Directors.

     The Ombudsman is responsible for:

  checking strict compliance with legal and regulatory rules related to consumer’s rights and acting as a communication channel among the institutions comprising the Bradesco Organization authorized to operate by the Brazilian Central Bank and clients and users of its products and services, including mediating conflicts;

  receiving, registering, instructing, analyzing and formally and properly dealing with complaints of clients and users of products and services of the abovementioned institutions, not resolved by the usual services offered by the branches or by any other service station;

  giving necessary clarifications and replying to claimaints regarding the status of complaints and the solutions offered;

  informing claimants of the term for the final answer, which should not exceed thirty days;

  sending a conclusive answer to the claimant’s demand until expiration of the term;

  proposing to the Board of Directors corrective or improvement measures to procedures and routines based on the analysis of the complaints received;

  preparing and sending to the Board of Directors, the Audit Committee and the Internal Audit, at the end of each semester, a report including corrective or improvement measure to procedures and routines and, as necessary, a report regarding the Ombudsman’s performance.

     According to our Bylaws and in order to comply with the rules of the Brazilian Central Bank, Mrs. Cleuza de Lourdes Lopes Curpievsky, Regional Manager, was appointed the Ombudswoman by the Board of Directors, in the first Board of Directors’ meeting held after the Annual General Meeting on March 10, 2009.

Employees

     On December 31, 2008, we had 86,622 employees, of which 69,411 were employed by us and 17,211 were employed by our subsidiaries, as compared to 82,773 employees on December 31, 2007 and 79,306 employees on December 31, 2006.

     The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

	December 31,

	2006	2007	2008

Total number of employees	79,306	82,773	86,622
Number by category of activity:
Banking:
Bradesco	63,163	65,050	69,411
Insurance activities	4,758	4,818	5,217
Pension plan activity	1,491	1,584	1,657
Other categories	9,894	11,321	10,337
Number by geographic location:
Cidade de Deus, Osasco	10,235	10,702	10,787
Alphaville, Barueri	1,385	1,419	1,421
São Paulo	15,607	17,102	17,368
Other locations in Brazil	51,982	53,446	56,935
International	97	104	111

     During the period between 2006 and 2008, we acquired Amex Brasil, BEC, and BMC and Mediservice.

     Our part-time employees work six hours a day, while our full-time employees work eight hours a day. We had 30,128 part-time employees and 56,494 full-time employees as of December 31, 2008 compared to 29,454 part-time employees and 53,319 full-time employees as of December 31, 2007 and 29,210 part-time and 50,096 full-time as of December 31, 2006.

     We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. In filling all positions, we give preference to candidates from within Bradesco, including for middle management and senior positions. We also hire professionals from the marketplace, but to a lesser extent.

     On December 31, 2008, approximately 52% of our employees were associated with one of the labor unions that represents bank or insurance employees in Brazil. We consider our relations with our employees as well as with the labor unions to be good, in large part due to our philosophy of internal recruiting and open communication. We have not experienced any strikes during the past four years. We are party to two collective bargaining agreements: one relating to our banking employees and the other to our insurance sector employees.

     We offer our employees benefits which include a Bradesco Saúde and Bradesco Dental health plan which permit beneficiaries to choose their doctors, hospitals and dentists throughout the country, supplementary retirement and pension plans, and subsidized life and accident insurance. We also have a team of social workers who work with our employees and their dependents. These benefits apply regardless of the employee’s position. Currently, 29% of our employees participate in our Bradesco Vida e Previdência pension plan. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

     We also offer professional training to our employees. In 2008 we invested R$91.3 million in training for professional qualification, totaling 1,537,946 participants. In 2007, we invested R$75.3 million in training with 1,021,153 participants. Our professional training department prepares and delivers personnel/professional formation and development courses in operating, technical and behavioral areas.

Share Ownership

     On December 31, 2008, the members of our Board of Directors and Board of Executive Officers indirectly held 4.42% of our voting capital and 2.21% of our total capital stock, in the aggregate, through a company called Elo Participações e Investimentos S.A., which we call “Elo.” In addition, some of our directors and executive officers directly hold shares of our capital stock. However, on December 31, 2008, none of our directors and senior managers individually owned, directly or indirectly, more than 1.2% of any class of our shares.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

     We are a publicly held corporation with, as of December 31, 2008, 1,534,805,958 common shares and 1,534,900,221 preferred shares, discounting treasury shares, all of which are nominative and book-entry shares with no par value. For information on shareholders’ rights and our dividend distributions, see “Item 8. Financial Information—Policy on Dividend Distributions” and “Item 10. Additional Information—Memorandum and Articles of Incorporation—Organization—Allocation of Net Income and Distribution of Dividends.”

     The following chart illustrates our capital ownership structure as of December 31, 2008:

     Cidade de Deus Participações, a holding company, directly owns 49.00% of our voting capital and 24.51% of our total capital stock. Cidade de Deus Participações, in turn, is owned by the Aguiar family, Fundação Bradesco, and another holding company, Nova Cidade de Deus Participações S.A., which we call “Nova Cidade de Deus.” Nova Cidade de Deus is owned by Fundação Bradesco and Elo.

     To the best of our knowledge there has been no significant change in the percentage ownership held by any major shareholders during the past five years.

     The following table shows the direct ownership of our outstanding common and preferred shares on December 31, 2008. To the best of our knowledge, only those shareholders mentioned in the table below, except for the members of the Diretoria Executiva or the Board of Directors, directly hold five percent or more of our securities with voting rights.

Shareholder	Number of common shares	% of common shares	Number of preferred shares	% of preferred shares	Total Number of shares	% of total shares

(number of shares, except %)
Cidade de Deus Participações	752,126,455	49.00	374,337	0.02	752,500,792	24.51
Fundação Bradesco (1)	232,026,271	15.12	31,415,502	2.05	263,441,773	8.58
NCF	54,693,063	3.56	11,000,000	0.72	65,693,063	2.14
BES	109,884,381	7.16	0	0	109,884,381	3.58
Members of the Board
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Antônio Bornia	(*)	(*)	(*)	(*)	(*)	(*)
Mário da Silveira Teixeira Júnior	(*)	(*)	(*)	(*)	(*)	(*)
Márcio Artur Laurelli Cypriano	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar A. Valente	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
Ricardo Espirito Santo S. Salgado	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	10,768,509	0.70	15,028,051	0.98	25,796,660	0.84
Members of the Diretoria Executiva
Laércio Albino Cezar	(*)	(*)	(*)	(*)	(*)	(*)
Arnaldo Alves Vieira	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio Socha	(*)	(*)	(*)	(*)	(*)	(*)
Julio de Siqueira Carvalho de Araújo	(*)	(*)	(*)	(*)	(*)	(*)
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
José Luiz Acar Pedro	(*)	(*)	(*)	(*)	(*)	(*)
Norberto Pinto Barbedo	(*)	(*)	(*)	(*)	(*)	(*)
Armando Trivelato Filho	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
José Guilherme Lembi de Faria	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Pasteur Vasconcellos Machado	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Odair Afonso Rebelato	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Paulo Eduardo D’Avila Isola	(*)	(*)	(*)	(*)	(*)	(*)
Ademir Cossielo.	(*)	(*)	(*)	(*)	(*)	(*)
Sergio Alexandre Figueiredo Clemente	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	472,555	0.03	1,185,011	0.08	1,657,566	0.05
Subtotal	1,159,971,324	75.57	59,003,001	3.85	1,218,974,235	39.70

Other	374,834,724	24.43	1,475,897,220	96.15	1,850,731,944	60.30

Total	1,534,805,958	100.00	1,534,900,221	100.00	3,069,706,179	100.00

______________________
(1)	Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, and NCF 35.57% of our common shares and 18.11% of our total shares.
(*)
None of the members of our Board of Directors, Board of Executive Officers or other administrative, supervisory or management bodies directly or beneficially holds 1.00% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. See “Item 6. Directors, Senior Management and Employees—Share Ownership” for more information.

     The following is a brief description of our principal beneficial shareholders. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares.

Cidade de Deus Participações

     Cidade de Deus Participações is a holding company that holds investments in other companies. It also administers, purchases and sells securities and other assets on its own account. Its shareholders are Nova Cidade de Deus, with 44.84% of its common and total shares, Fundação Bradesco, with 33.15% of its common and total shares, and the Aguiar family, with 22.01% of its common and total shares as of December 31, 2008. The company’s capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus

     Nova Cidade de Deus is a holding company that holds investments in other companies, particularly those that directly or indirectly own our voting capital. On December 31, 2008, the company owned, through its participation in Cidade de Deus Participações, 22.60% of our common shares and 11.37% of our total shares.

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

The Aguiar Family

     As of December 31, 2008, three members of the Aguiar family and the estate of Mr. Amador Aguiar indirectly owned, by way of their participation in Cidade de Deus Participações, 11.09% of our common shares and 5.58% of our total shares. In addition, the same parties directly held a total of 1.12% of our common shares and 1.05% of our preferred shares and 1.09% of our total shares. None of the individual members of the Aguiar family directly holds more than 1.00% of our voting shares.

Fundação Bradesco

     As of December 31, 2008, Fundação Bradesco owned 50.34% of our common shares, 2.68% of our preferred shares and 26.69% of our total shares, directly and indirectly, through its participation in Cidade de Deus Participações, Nova Cidade de Deus and NCF. Under the terms of Fundação Bradesco’s bylaws, all of our directors, members of the Board of Executive Officers and departmental directors, as well as all directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco, known as the “Board of Trustees”. They receive no compensation for their service on the Board of Trustees.

     Fundação Bradesco, the center of our social activities, was founded in 1956 to invest in the development and education of children, teenagers and adults in Brazil, specially from the poorest segments of society to facilitate their “social inclusion.” Throughout its 52 years of activities, Fundação Bradesco has offered quality free-of-charge, formal education to more than 2.1 million students and has assisted more than 3 million people, with other types of in-class and distance education programs.

     Fundação Bradesco aims to assist more than 642,000 people in 2009. Of this number, approximately 112,000 are students who will be assisted in their own schools. These students are children and adults enrolled in courses ranging from basic education to high school and professional education to continuing qualification studies. Over 530,000 other people will benefit from programs offered through the virtual school, the e-learning portal and the Digital Inclusion Centers (“CIDs”). Fundação Bradesco also provides free uniforms, school supplies, meals and medical and dental care to approximately 50,000 students enrolled in basic education programs.

     Students passage rates in Fundação Bradesco’s Schools has been an average of 96%, over the last five years, equivalent to the best international standards.

     To face the challenge of updating and qualifying employees with different educational levels, Fundação Bradesco offers more than 100 free courses, with flexible programs with the goal to train the participants to start their own business or to obtain better positions in the job market. For example, we offer courses in Graphic Technology, Agribusiness, Management, Information Technology, Fashion and Leisure and Development. These courses expand the solid bonds with the regional markets and with the communities’ interests.

     On March 9, 2008, all the units of Fundação Bradesco conducted the “National Day of Voluntary Action” for the sixth consecutive year. There were over 34,100 volunteers in more than 225 locations, including the forty Fundação Bradesco Schools and the CDIs. The volunteers provided more than 1.7 million services in the citizenship, education, leisure, sports and environment areas.

     Since 1997, Fundação Bradesco has been one of the 12 maintaining entities of Globo Organization’s Canal Futura – O Canal do Conhecimento. Canal Futura has nearly 33 million viewers. In 2008, Fundação Bradesco invested R$2,613 million and showed the institution’s commitment to an education that values educational work and incentivizes entrepreneurial communitarian experiences.

     The IT for the Visually Handicapped Program, implemented by Fundação Bradesco in 1998 has already benefited 9,000 students. “Intel Educação para o Futuro” (Intel Education for the Future) and “Intel Aprender” (Intel Learn) complete the list of educational initiatives in technology and have benefited over 5,000 educators and 6,000 students.

     Since 1998, Fundação Bradesco supports the “Alfabetização Solidária” program, with the objective to reduce illiteracy levels in the country. In 2008, Fundação Bradesco invested R$649,700.

     The “Virtual School” e-learning portal develops distance education programs and hybrid education courses in information technology and teachers qualification. The Virtual School currently offers 184 distance and hybrid education courses in the IT area. The Virtual School allows experience, knowledge and information exchange through online tools, such as chats and conferences, and a virtual campus for over 150,000 users. In 2009, 390,000 people should benefit from it. It also provides people who live nearby with the use of technology and digital inclusion in its 103 CDIs. Four CDIs are located in indigenous communities as learning centers and professional qualification, and have already served over 250,000 people, positively impacting society. Over 30 new CIDs will be implemented in the country in a partnership with British Telecom Global Service – BT, who carries out worldwide projects with Unicef to offer the Internet in need communities in developing countries.

     Fundação Bradesco held a conference entitled “Technology and Digital Services for Social Development” during The Government Leaders Forum Americas, an event promoted by MIT – Media Lab, in the United States. The goal of the conference was to identify and disseminate opportunities to apply technology in educational and social inclusion programs.

     Fundação Bradesco was the main sponsor of the Fifth GIFE Conference on Private Social Investment, called “Local Experiences, Global Transformation.” Fundação Bradesco opened the conference, that gathered approximately 600,000 national and international leaders to discuss the complexities of the new private social investment arrangements and eventual supranational actions.

     We sponsored the Congresso Internacional de Educação para Surdos (International Conference of Education for the Deaf), promoted by Fundação de Rotarianos de São Paulo, with the theme “Bilingualism: practices and perspectives.”

     We were part of the XIII Exposição Agropecuária de Garanhuns (XIII Garanhuns Farming and Ranching Exhibit), an event that focused on producers, technicians, students and other people directly and indirectly related to the farming and ranching sector. The Garanhuns/PE School Unit participated in the exhibit to disclose its work related to this segment.

     Fundação Bradesco was the only representative from Latin America to participate in the Wharton Fellows Program hosted in Dubai and Abu Dhabi, in the United Arab Emirates. The Wharton Fellows Program was organized by the University of Pennsylvania to provide a multicultural environment for the exchange of experiences and advanced management cases, as well as for the creation of an international collaboration network formed by CXO executives. The theme of the program was “Islam and the West.” The main goal of our participation in the program was to introduce the “Knowledge City” and “Internet City” initiatives, which are currently under implementation in Dubai. We also shared the social projects developed by the Fundação Bradesco in Brazil.

     In a partnership with Microsoft, we launched the School Technology Innovation Center to seek solutions that meet the demands of digital [general call (Y)]. This project is focused on mobility and collaboration, with inter-operability projects, robotics, games, one-to-one computer training of educators, accessibility and education futurology studies. This is an opportunity to provide technology to our school network, CIDs and partner public schools. The operational excellence and innovation leadership are strategic issues to be achieved by 2012.

     We had to opportunity to visit British Telecom (BT) in London. We were able to share social responsibility and technological innovation projects. BT Innovation Center, located in Adastral Park, Ipswich, is a world-class facility in technology research for communications. It has a staff of over four thousand researchers and yearly investments of £ 1 billion in research and development. A partnership with British Telecom will provide Fundação Bradesco with access to the technological innovation network composed of 37 universities and partners within the “Open Innovation” concept, as well as the company’s participation in Bradesco Instituto de Tecnologia.

     We inaugurated the first World Center of Intel Digital Education at BIT, in Campinas. This center aims at providing innovative education solutions through information and communication technology for students and educators of Fundação’s school units and public schools throughout the country. This initiative consolidates Intel’s six years of collaboration with us. Our mission is to improve education in Brazil is in line with the worldwide technology and education strategy.

     For the third consecutive year, Fundação Bradesco’s school network participated in the Corrente do Bem Teleton (Teleton Pay it Forward Campaign). We achieved our goal of raising R$220,830 in 2008. Fundação Bradesco’s representatives, directors of the Bodoquena, MS and Paragominas, PA schools, and students from the Osasco, SP school delivered the money to AACD.

     Fundação Bradesco received several awards in 2008 for the depth and reach of its social activities. The highlights include the 2008 E-Learning Award: Atlanta Intel ISEF – International Science and Engineering Fair; 2008 Ibest Award; First Robotics Competition Overdrive Championship; IV Latin-American Science Exhibit ESI-AMLAT: Victor Civita Best Teacher Award; 4th Brazilian Olympiad of Health and Environment; Abrasca 10th Award, 2008 100+Innovative in IT Award; XXIII Young Scientist Award; 23rd MOSTRATEC – International Sciences and Technology Exhibit; 51th Scientist of Tomorrow Contest; Microsoft for Brazilian Innovative Teachers Award and 2008 Black People Trophy – “120 Years of Slavery Abolition.”

     Fundação Bradesco represents an unmistakable form of wealth distribution by the Bradesco Organization. Its main funding source is its ownership of our capital stock. Fundação Bradesco has been improving the quality of life in communities where it operates.

     Fundação Bradesco’s 2008 budget totaled R$220,791 million. The budged was allocated to finance more than 518,000 students, over 110,000 of which are assisted within the foundation’s facilities (in basic and continuing education for adults and youth) and more than 408,000 in in-class and distance learning courses through “Virtual School” and CIDs. Over the last ten years, the accumulated investment of Fundação Bradesco has been R$3,124 billion.

Elo Participações e Investimentos

     Elo indirectly owned 5.89% of our common shares and 2.96% of our total shares on December 31, 2008 through its participation in Nova Cidade de Deus. Elo is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, Elo acquired from several shareholders an indirect interest of 5.51% of our voting capital. Only members of the Board of Directors or the Board of Executive Officers and qualified employees of Banco Bradesco, Bradespar, or our subsidiaries may own shares in Elo. However, only the members of the Board of Directors and executive officers may own voting shares. Most of our board members and executive officers own shares in Elo.

BES

     BES is a commercial bank whose headquarters are in Portugal. In December 2008, BES directly held 7.16% of our common shares and 3.58% of our total capital. Currently Mr. Ricardo Espírito Santo Silva Salgado represents BES on our Board of Directors.

Other

     Direct market holdings represented 25.16% of our voting capital on December 31, 2008 (including equity participations of 2.52% held by Bank of Tokyo Mitsubishi—UFJ (MUFG)) and 97.21% of our preferred shares. Direct and indirect participation by the market in our common and preferred shares represented effective interest over 61.19% of our capital stock on December 31, 2008.

     On December 31, 2008, 19.85% of our preferred shares and 10.71% of our common shares were held by 3,832 foreign investors registered with the Companhia Brasileira de Liquidação e Custódia (Brazilian Clearance and Depository Corporation), known as “CBLC.” At the same date, our ADRs represented 23.96% of our preferred shares and our GDRs represented 0.13% of our preferred shares.

Related Party and Subsidiary Transactions

     Transactions with related parties and subsidiaries (mainly with CPM Braxis S.A. e Cia. Brasileira de Meios de Pagamento—VisaNet) are conducted on arms’ length terms, as demonstrated below:

	December 31,

	2006	2007	2008

ASSETS
Dividends receivable	8	16	-
Other assets	213	110	5

LIABILITIES
Demand deposits	47	11	15
Time deposits	261	120	75
Debentures	444	582	248
Interest on shareholders´ equity and dividends	23	607	687
Subordinated notes	460	845	106
Other liabilities	23	541	1

INCOME AND EXPENSES
Income on securities	22	24	6
Other income	30	40	12
Interest on long-term debt	108	228	69
Other expenses	332	240	105

     Under laws nos. 4,595/64 and 7,492/86, financial institutions may not grant loans or advances to:

  officers and members of the board of directors, fiscal councils, advisory committees and similar corporate bodies, their spouses and relatives up to the second degree ;

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

Other Matters

     Until 2004, we made regular, voluntary contributions to our shareholder Fundação Bradesco, a charitable foundation. We did not make any donations to Fundação Bradesco in 2005, 2006, 2007 and 2008. Our donations to Fundação Bradesco totaled R$71.4 million in 2004 and R$62.7 million in 2003. For additional information about Fundação Bradesco, see “—Major Shareholders—Fundação Bradesco” and note 28 to our consolidated financial statements in Item 18.

     Bank of Tokyo Mitsubishi—UFJ (MUFG) owns 1.26% and BES owns 3.58% of our total capital, and they provide credit lines to us for trade-related transactions. The terms of these transactions are consistent with similar transactions that we engage in with other, unrelated entities.

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

     As of December 31, 2008, of our litigation provision of R$10.0 billion, approximately 15.4% related to labor matters, approximately 69.3% related to tax-related matters and approximately 15.3% related to civil cases. For additional information see note 24 to our Consolidated Financial Statements in Item 18.

     We believe that as of December 31, 2008, we have provisioned sufficient funds to cover our probable losses from litigation matters, subject to the inflation-indexation requirement for provisions relating to certain tax matters.

     Labor matters. During 2008, we became involved in 6,485 new litigation matters related to labor claims, none of which is individually significant. These matters relate primarily to actions brought by employees who have been laid off and who seek recognition of presumed labor rights, such as unpaid overtime, salary leveling and stability, among others. Many of the requests are considered invalid, especially the ones alleging unpaid overtime, since working hours are controlled by electronic time cards.

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

     Civil matters. We are a party in various civil lawsuits, none of them individually significant. Lawsuits consist mainly of claims for indemnification for presumed damages caused by the ordinary course of business activities and cases where inflation indices expunged when savings accounts were inflation-adjusted as a result of economic plans, although these adjustments were in accordance with the law in force at the time, once these volumes had an increase in 2007 and 2008.

     Probable risk cases are all provisioned, and do not incur in a material adverse effect on our results of operations or financial position.

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

Item 9. The Offer and Listing

DESCRIPTION OF SECURITIES

     Our capital stock, adjusted to the bonus increase on March 24, 2008 and with the acquisition of Banco BMC S/A, on August 24, 2007, comprises 1,534,934,979 common shares and 1,534,934,821 preferred shares, without par value. Our preferred shares are traded on the BM&FBovespa under the symbol “BBDC4”. Our preferred shares are included in the BM&FBovespa Index. On December 31, 2008, we had 1,534,900,221 preferred shares outstanding.

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

     On December 17, 2003, our Board of Directors approved a reverse split of our shares at a 10,000:1 share ratio, resulting in a reverse split of one ADR at a 2:1 ratio, such that each ADR represents one preferred share. The reverse split was approved on January 06, 2004. As a result of the reverse split, the capital stock was altered to 79,894,005 common shares and 78,693,936 preferred shares. As of March 2004, our shares have been traded on the BM&FBovespa, on the NYSE at one share per ADR, and on the Latibex at one share per GDR.

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

     These bonuses attached to our shares were carried out on the BM&FBovespa in the sum ratio that was applied to the ADRs on the NYSE and the GDRs on the Latibex, maintaining the ratio of one share for each ADR and one share for each GDR.

     Our ADRs are traded on the NYSE under the ticker symbol “BBD.”

     The following table shows, for the indicated period, the reported high and low closing sale prices in nominal reais for the preferred shares on BM&FBovespa:

	Price per Preferred share (1) (2)		Average monthly trading volume (1) (2)

	High	Low	(shares in units)

	(in R$)
2003	12.61	7.82	51,166,210
2004	17.15	8.98	47,348,207
2005	38.07	14.59	49,361,417
2006	46.02	28.33	47,462,200
2007
1st Quarter	45.13	36.90	52,412,733
2nd Quarter	50.36	40.24	56,901,503
3rd Quarter	54.32	41.21	58,283,728
4th Quarter	62.31	49.90	55,948,786
2008
1st Quarter	56.86	43.46	67,375,667
2nd Quarter	51.90	32.20	96,797,533
3rd Quarter	34.85	25.76	111,900,567
4th Quarter	31.20	18.95	123,826,667
December	26.46	21.83	79,297,000
2009
January	25.55	20.01	121,294,900
February	23.52	20.10	99,698,670
March	23.74	19.32	143,906,400
1st Quarter	25.55	19.32	121,633,323
April	27.64	22.77	98,273,364
May	30.74	26.70	108,251,600

________________
(1)	Prices and amounts not adjusted by income.
(2)	Prices and amounts adjusted by the stock split approved on March 12, 2007.
Source: Economatica.

     The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the ADRs on the NYSE:

	Price per ADR (1) (2)		Average monthly trading volume (1) (2) (ADRs in units)
	High	Low

	(in US$)
2003	4.48	2.22	29,240,050
2004	6.34	2.92	26,441,100
2005	17.70	5.47	45,086,117
2006	21.91	12.34	61,540,383
2007
1st Quarter	21.23	17.20	73,638,067
2nd Quarter	26.51	19.71	80,578,033
3rd Quarter	29.65	19.93	103,583,683
4th Quarter	35.61	27.06	97,570,545
2008
1st Quarter	32.87	23.75	147,685,063
2nd Quarter	31.12	20.21	187,054,009
3rd Quarter	21.99	13.29	251,120,315
4th Quarter	16.69	7.40	257,362,729
December	11.77	8.98	199,690,772
2009
January	11.74	8.32	214,667,561
February	10.47	7.81	209,131,727
March	10.55	7.89	232,185,314
1st Quarter	11.74	7.81	218,664,867
April	12.74	9.88	193,507,178
May	15.47	12.11	185,949,170

________________
(1)	Prices and amounts not adjusted by income.
(2)	Prices and amounts adjusted by the stock split approved on March 12, 2007.
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

TRADING ON THE BM&FBOVESPA

     BM&FBovespa is a publicly traded corporation. Beginning in April 2000, the Brazilian stock exchanges were reorganized through the execution of protocols of intention by the Brazilian stock exchanges. Until April 2004, all shares underlying securities were traded only on the BM&FBovespa, with the exception of privatization auctions, which occurred on the Rio de Janeiro Stock Exchange. In May 2004, the Rio de Janeiro Stock Exchange reopened for the trading of certain Brazilian government securities.

     If you were to trade in our preferred shares on the BM&FBovespa, your trade would settle in three business days after the trade date. The seller is ordinarily required to deliver the shares to the exchange before 10:00 A.M. on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the CBLC.

     The BM&FBovespa is less liquid than the NYSE or other major exchanges in the world. On December 31, 2008, the aggregate market capitalization of the 392 companies listed on the BM&FBovespa, was equivalent to approximately US$588.5 billion and the ten largest companies listed on the BM&FBovespa represented approximately 52.4% of the total market capitalization of all listed companies. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2008, we accounted for approximately 9.1% of the market capitalization of all listed companies on the BM&FBovespa.

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

Item 10. Additional Information.

MEMORANDUM AND ARTICLES OF INCORPORATION

     We are a publicly traded company duly registered with the CVM under No. 00090-6. Article 5 of our bylaws establishes our purpose as carrying out banking transactions in general, including foreign exchange activities.

Comparison of Bradesco Corporate Governance Rules and the Rules of the NYSE Applicable to U.S. Companies

     On November 4, 2003, the Securities and Exchange Commission (“SEC”) approved the final corporate governance rules of the NYSE. According to such rules, foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers. As a foreign private issuer, we must comply with three rules imposed by the NYSE:

(i)	the requirements set forth by the SEC concerning audit committees;

(ii)	our CEO must promptly notify the SEC in writing after any executive officer becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules; and

(iii)	we shall provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

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
Brazilian law provides that only shareholders of a company may be appointed to its board of directors. Accordingly, there is no legal or statutory provision requiring Bradesco to have independent directors, however, one of our directors is independent and represents BES located in Portugal . There is no minimum share ownership or residency requirement for qualification as a director.

303A.03	Non-management directors of a listed company must meet at regularly scheduled executive sessions without management.
With the exception of our CEO, who is also a director of the Company, none of the directors of Bradesco are managers. The directors have regularly scheduled executive sessions at least once per year in order to evaluate his performance.

303A.04	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have a Corporate Governance Executive Committee composed of management from Bradesco. The Committee has a charter that addresses its minimum requirements.

Article	NYSE Corporate Governance Rules for Domestic Issuers	Bradesco Corporate Governance Rules

303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.
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

Pursuant to our Bylaws and to Central Bank regulations since December 2003, we have appointed an Audit Committee. Our Audit Committee is comprised of three to five members, each of whom serves for a term of one year, and is appointed by, and may be replaced by, the Board of Directors. All the members to the Audit Committee are independent from our management. We currently have four members on our audit committee, and only one of these members is also a member of our Board of Directors. Under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us. Except in these respects, our audit committee is comparable to and performs the functions of audit committees of U.S. companies. Since our audit committee is a separate organ from our Board of Directors, pursuant to Central Bank regulations, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard.

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

We also have a Fiscal Council, which can have from three members and three substitutes. It currently has three members and three alternates. The Fiscal Council is an independent corporate body. In accordance with Brazilian Corporate Law, the Fiscal Council’s responsibilities include:

		•	supervising, through any of its members, the actions of our managers and verifying the fulfillment of their duties;

•
reviewing and issuing opinions regarding our statutory financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor’s report and any management reports; and

•
opining on any management proposals to be submitted to the shareholders’ meeting related to changes in our share capital, issuances of debentures or rights offerings entitling the holder to subscribe for equity, investment plans and capital expenditure budgets, distributions of dividends and/or interest on shareholders’ equity, change in the corporate structure, mergers, consolidations or spin-offs.

303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.
Under the Brazilian Corporate Law, shareholder approval is required for the adoption of any compensation plans upon delivery of equity interests. We currently do not have any stock option based compensation plan.

303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Our corporate governance guidelines and practices are available in our website at bradesco.com.br, in the Corporate Governance section.

303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
We have adopted code of ethics, which applies to the CEO, Chief Financial Officer, Chief Accounting Officer and any person in similar positions, to the members of the Board of Directors, the Board of Executive Officers and employees, as well as to our partners, suppliers and service providers. We have an Ethics Committee, appointed by the Board of Directors, which is responsible for the enforcement of the Codes of Ethics, including determining which actions to take concerning the disclosure, dissemination and fulfillment of the Codes of Ethics, as well as ensuring its effectiveness.

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

Allocation of Net Income and Distribution of Dividends

     Our bylaws require the Board of Directors to recommend, at each annual shareholders’ meeting, the allocation of net income for the fiscal year as follows:

  5.0% of net income according to BR GAAP to a legal reserve, during each fiscal year, not to exceed 20.0% in the aggregate of our paid-in capital. This requirement shall not be applicable in fiscal years when the legal reserve, added to our other capital reserves, exceeds 30.0% of our paid- in capital;

  upon proposal by our management, an amount to a contingency reserve against future losses, which amount is determined by our shareholders on the basis of what potential losses they consider probable, our shareholders never allocated profits to this reserve;

  at least 30.0% of net income according to BR GAAP (after the deductions under the two preceding items) for mandatory distribution to our shareholders; and

  any balance to revenue reserves for the maintenance of an operational margin that is compatible with the conduct of our lending business, up to a limit of 95.0% of our paid-in capital.

     Our bylaws also authorize our shareholders to allocate an amount to a reserve for realizable revenue. Historically, our shareholders have not allocated amounts to such reserve.

     The minimum of 30.0% of our adjusted net income according to BR GAAP must be distributed as annual dividends and must be paid out within 60 days of the annual shareholders’ meeting in which the distribution is approved. However, Brazilian law permits us to suspend payment of the mandatory distribution if our Board of Directors reports to the shareholders’ assembly that the distribution would be incompatible with our financial condition, event in which the suspension is subject to approval by the shareholders’ meeting. Under Brazilian Corporate Law, the Conselho Fiscal shall prepare a report on this matter and the Board of Directors is obligated to present a justification for the suspension with the CVM within five days of the shareholders’ assembly. The income not distributed due to the suspension must be allocated to a special reserve. If not absorbed by subsequent losses, the amounts in the reserve shall be paid as dividends as soon as our financial situation permits.

     Preferred shareholders are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to the common shareholders.

     Under Brazilian law, we must prepare financial statements at least on a quarterly basis. Our Board of Executive Officers, with Board of Directors approval, may distribute dividends based on the profits reported in interim financial statements. Our by-laws provide for the payment of interim dividends, which cannot exceed the amount of our retained earnings or our profit reserves contained in our last, annual or bi-annual financial statements. Our Board of Executive Officers bases the amount of the interim dividends on previously accrued or retained earnings.

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

     Under Brazilian law, a shareholder who does not receive a dividend payment may start a proceeding for the charging of these payments within three years, counting from the date when the dividends are made available for distribution. When that term ends, the unclaimed dividends return to the Company.

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

     In March 2002, the Brazilian Corporate Law was amended to, among other issues, grant more protection to minority shareholders and ensure them to the right to appoint one member of the Board of Directors and an alternate to our Board of Directors. To qualify for the exercise of such right, the minority shareholder must have held, for at least the prior three months, either (i) preferred shares representing at least 10.0% of our share capital, or (ii) common shares representing at least 15.0% of our voting shares. If no shareholders meet the thresholds, shareholders representing at least 10.0% of our share capital may be able to combine their holdings to appoint one member and an alternate to our Board of Directors.

     From 2003 to 2005, if shareholders holding preferred shares decide to exercise such right, they could choose one member and its respective alternate to our Board of Directors based on a three-name list prepared by the controlling shareholder of the company. The voting right mentioned in the precedent paragraph has not yet been exercised by our minority shareholders, since an independent member of our minority shareholder, BES, was elected.

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

  - create of preferred shares or increase an existing class of preferred shares relative to the other class or classes of preferred shares;

  - modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares;

  - create a new class of preferred shares with greater privileges than the existing class of preferred shares; or

  by the dissenting or non-voting shareholders (including any holder of preferred shares) in the event that a shareholders’ meeting resolves to:

  - reduce the mandatory distribution of dividends;

  - change our corporate purpose;

  - transfer all of our shares to another company, making us a wholly owned subsidiary of such company, known as an “incorporação de ações”; or

  by the dissenting or non-voting holder of common shares, in the event that a shareholders’ meeting resolves to:

  - acquire control of another company at a price exceeding certain limits set forth in Brazilian Corporate Law;

  - merge or consolidate a company, provided that its shares do not have liquidity and are widely held by the market;

  - participate in a “grupo de sociedades” as defined under the Brazilian Corporate Law, provided that its shares do not have liquidity and are widely held by the market; or

  - spin off a company or companies resulting in, among other things, a reduction of the mandatory annual dividend, participation in a group of companies, or a change of corporate purpose.

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

     Transfers of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by the CMN’s Resolution 2,689 as described under “Exchange Controls”, the foreign investor must declare the transfer in its electronic registration.

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

BM&FBovespa’s Differentiated Corporate Governance Practices

     BM&FBovespa has a program known as the Differentiated Corporate Governance Practices program, which we refer to as the “DCGP program.” Under the DCGP program, listed companies may elect to adhere to one or two sets of rules which apply to the Company, its management and controlling shareholders and are intended to promote good corporate governance practices and improve market disclosure.

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

     On April 11, 2008, the controlling shareholders sold to BES, Portugal, the corresponding to 1.5% of common shares issued by Bradesco.

EXCHANGE CONTROLS

     The Central Bank may impose temporary restrictions on the remittance of foreign capital abroad, including payments of principal, interests or dividends, and on the repatriation of capital whenever it is foreseen a significant imbalance in Brazil’s balance of payments. The last occurrence of restrictions on the remittance of foreign capital was in 1989, when for approximately six months in 1989 and early 1990 the Brazilian government suspended all remittances abroad of dividends and invested capital. The Central Bank subsequently released these amounts for remittance abroad in accordance with specific guidelines. The Brazilian government may take similar measures in the future.

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

Distributions of Interest on Shareholders’ Equity

     Brazilian corporations may, subject to certain limitations, make payments to shareholders in the form of interest on shareholders’ equity, as an alternative to carry out profit sharing. The principal difference between dividends and interest on shareholders’ capital is their tax treatment.

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

     Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the preferred shares will be treated differently for Brazilian tax purposes depending on:

(i)	whether the sale or assignment is made by or on behalf of the depositary bank or the investor; and

(ii)	whether the transaction takes place on a Brazilian stock exchange.

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

     The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax if the amount previously registered with the Central Bank as a foreign investment in preferred shares is lower than the product of multiplying the total number of shares deposited on the date of the deposit by:

(i)	the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the date of deposit; or

(ii)	if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold during the 15 preceding trading sessions.

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

Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a non-Brazilian holder, with the exception of gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There are no Brazilian stamps, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

     IOF may be imposed on a variety of transactions, including the conversion of Brazilian currency into any foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such transactions is generally 0.38% but can be reduced to 0% in certain situations, such as: (i) equity investments (including return on investment and distribution of dividends and interest on shareholders’ equity) on stock exchanges, public offerings and share subscription as regulated by the National Monetary Council, except for derivatives operations and those resulting in pre-fixed income; (ii) return of funds used in financial and capital markets and (iii) payment of dividends and interest on shareholders’ equity. From March 17, 2008, to October 22, 2008, the IOF rate was 1.5% in exchange operations for entry of funds in Brazil carried out by foreign investors to be invested in financial and capital markets, except for the cases mentioned above, and as of October 23, 2008 the IOF rate was reduced to 0%. The Minister of Finance, however, has the legal authority to increase the rate to a maximum of 25.0% . Any increase would be only applicable after that.

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

     In addition to the IOF tax, a temporary tax, the CPMF tax, was imposed on our distributions in respect to our ADSs at the time the distributions were converted into U.S. dollars and remitted abroad by the custodian. The CPMF was imposed at a rate of 0.38% and was levied until December 31, 2007. As of January 1, 2008 the CPMF is no longer charged. There is a bill pending in the House of Representatives proposing a new tax Contribuição Social para a Saúde (“CSS”). The CSS is similar to CPMF, with a proposed rate of 0.1% . If it passes in the House, the bill will needs approval from the Brazilian Senate and the President’s signature in order to become effective. For more information, please see “Taxation – CPMF”.

Registered Capital

     Amounts invested in securities by a non-Brazilian holder who (i) qualifies for benefits under Resolution 2,689 and who registers with the CVM, or (ii) holds ADSs and is represented by the depositary bank’s registration, are eligible for registration with the Central Bank. In the case of ADSs, since the shareholder of record is the depositary bank, the depositary bank is responsible for obtaining the registration. The registration allows the remittance outside Brazil of foreign currency, converted at the Exchange Market rate, acquired with the proceeds of distributions on or dispositions of preferred shares.

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

     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a preferred share or an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

Documents on Display

     We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Since November 4, 2002, we are required to make filings with the SEC by electronic means. Any filings we make electronically will be available to the public over the Internet at the SEC’s web site.

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

Exchange Risk

     Exchange risk arises as a result of our having assets, liabilities and off-balance sheet items that are denominated in or indexed to currencies other than reais, either as a result of trading or in the normal course of banking activities. We control exposure to exchange rate movements by ensuring that mismatches are managed and monitored, and our policy is to avoid material exchange rate mismatches. Virtually all of our transactions (by value) that are denominated in or indexed to foreign currencies are denominated in or indexed to the U.S. dollar. Our assets and liabilities denominated in other currencies, including the euro and yen, are generally indexed to the U.S. dollar through currency swaps, effectively limiting our foreign currency exposure to U.S. dollars. For a discussion of our management of exchange rate sensitivity, see “Item 5. Operating and Financial Review and Prospects—Exchange Rate Sensitivity.”

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

Sensitivity Analysis

     We utilized the following criteria and methodology in making our sensitivity analysis:

  We assumed that the book value of our foreign-currency denominated and indexed assets and liabilities as of December 31, 2008 is equivalent to the market value of those assets and liabilities as of that date.

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

  Our positive and negative scenario projection for the real/U.S. dollar exchange rate, the pre-fixed interest rate and the foreign exchange coupon were based on the historical behavior of each and on the economic projections for the current year. Negative scenario assumptions of exchange and foreign exchange coupon arise from the hypothesis that rescue packages proposed by advanced countries’ governments (mainly the United States) were inefficient to recover the financial market’s stability. This hypothesis leads to continued risk aversion for the following months, mainly affecting assets and currencies from emerging countries. The positive scenario for both variables is pegged to the success of the various rescue packages in stabilizing the global financial system and leads consequently, to risk aversion reduction.

  The one-year scenarios for fixed interest rates are correlated to global and domestic economic activity dynamics. In the negative interest rate scenario, the product gap closes and global and domestic economic activities recover quickly due to the rescue packages proposed by various governments. This quick economic recovery leads to an end to the inventory adjustment period that, due to the recovery of commodity prices, increases inflation. Inflation increase would lead the Central Bank, along with other central banks, to reverse current monetary policy to a hike path. In the positive interest rate scenario, there is a long and deep recession, causing central banks to continue expansionary policies for a longer period of time than expected in the basic scenario. Although risk aversion clearly influences the fixed interest curve, we believe the most important factor in determining the interest path will continue to be the economic activity driver, as demonstrated during the last few months.

     The following table shows the maturities of our fixed-rate transactions denominated in or indexed to the real as of December 31, 2008:

	From 0 to 30 days	From 31 to 90 days	From 91 to 180 days	From 181 to 365 days	From 1 to 3 years	More than 3 years	Total

Interest–earning assets	(R$ in millions)
Federal funds sold and securities purchased under agreements to resell	–	–	-	R$182	R$79	-	R$261
Brazilian Central Bank compulsory
Deposits	R$2,713	–	–	–	982	R$811	4,506
Trading securities, at fair value	3,408	-	R$27	2,950	548	36	6,969
Available-for-sale securities	7	-	-	71		1,894	1,972
Loans, net	19,670	R$19,213	12,725	16,376	32,328	6,565	106,877

Total	25,798	19,213	12,752	19,579	33,937	9,306	120,585

Interest–bearing liabilities
Time deposits	227	192	131	72	499	6	1,127
Federal funds purchased and securities sold under agreements to repurchase	44,008	1,417	580	2,414	21,904	4,353	74,676

Total liabilities	44,235	1,609	711	2,486	22,403	4,359	75,803

Assets/Liabilities gap	(18,437)	17,604	12,041	17,093	11,534	4,947	R$44,782
Cumulative assets/liabilities gap	R$(18,437)	R$(833)	R$11,208	R$28,301	R$39,835	R$44,782

     The following table shows the maturities of our transactions denominated in or indexed to U.S. dollars, as of December 31, 2008:

	From 0 to 30 days	From 31 to 90 days	From 91 to 180 days	From 181 to 365 days	From 1 to 3 years	More than 3 years	Total

Interest–earning assets	(R$ in millions)
Interest–earning deposits in other banks	R$4,819	R$935	R$78	–	–	–	R$5,832
Federal funds sold and securities purchased under agreements to resell	-	–	–	-	-	R$711	711
Brazilian Central Bank compulsory Deposits	45	-	-	-	-	-	45
Trading securities	218	668	83	R$1,030	R$27	89	2,115
Available–for–sale securities	-	21	95	5	77	3,344	3,542
Held to maturity securities	63	-	-	-	-	1,073	1,136
Loans	3,079	4,082	5,064	5,227	3,922	4,484	25,858

Total assets	8,224	5,706	5,320	6,262	4,026	9,701	39,239

Interest–bearing liabilities
Time deposits	4,343	1,409	685	217	121	87	6,862
Federal funds purchased and securities sold under agreements to repurchase	2	43	-	-	-	9	54
Short–term borrowings	1,417	3,539	3,098	4,714	1,068	13	13,849
Long–term debt	1,117	87	88	320	2,675	4,920	9,207

Total	6,879	5,078	3,871	5,251	3,864	5,029	29,972

Assets/liabilities gap	1,345	628	1,449	1,011	162	4,672	R$9,267
Cumulative assets/liabilities gap	R$1,345	R$1,973	R$3,422	R$4,433	R$4,595	R$9,267

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

Real-Denominated Fixed-Rate Transactions

     On December 31, 2008 we had an excess of R$17.7 billion in fixed-rate real-denominated assets over our fixed-rate real-denominated liabilities, including derivative financial instruments. The potential loss in the value on our fixed-rate financial assets and liabilities would not exceed R$429 million, as a result of a hypothetical unfavorable fluctuations estimated by our Economic Research Department of up to 1.82% of the annualized interest rate, irrespective of term to maturity or the period of time during which such unfavorable change would persist. However, the effects of the natural hedge from our liability transactions with deposit-taking and over demand, time and savings deposits would practically offset our losses or gains from our asset transactions with loans if a hypothetical increase or decrease in the market interest rates would occur.

Foreign Currency—Denominated and Indexed Transactions

     A hypothetical unfavorable fluctuation of up to 3.20% in the annualized interest rate on our foreign currency-denominated or -indexed assets and liabilities, including derivatives, would result in potential losses of up to R$163 million in the value of our U.S. dollar-denominated or -indexed financial assets and liabilities as of December 31, 2008, irrespective of how long the unfavorable change persisted.

     On December 31, 2008, we had an excess of R$2 billion in obligations denominated in or indexed to foreign currencies over the assets denominated in or indexed to foreign currency. Although we have more liabilities than assets, a foreign exchange coupon increase would result in losses, as most of our liabilities have short-term maturities and most of our assets have a longer average maturity term. This would lead us to a higher sensibility to an increase in foreign exchange coupon and, accordingly, higher losses.

Exchange Rate Sensitivity

     On December 31, 2008, we had an excess of R$4.51 billion in obligations denominated in or indexed to foreign currencies over the assets denominated in or indexed to foreign currency, including derivative financial instruments. A hypothetical devaluation of up to 6.97% of the real against the U.S. dollar would result in a potential loss of up to R$315 million in the fair value on our assets and liabilities denominated in, or indexed to, U.S. dollar. However, the tax effects resulting from this hypothetical devaluation would offset this potential loss. According to our economical research department, the estimated exchange rate of an unfavorable scenario would be R$/US$2.50.

Value at Risk (“VaR”)

     During the last four quarters ended December 2008, the Trading Portfolio recorded a maximum VaR of R$751 million and an average VaR ranging from R$59 million to R$551 million.

     The following shows the value at risk, as measured under the VaR methodology in 2008:

	January, February and March

	Average	Minimum	Maximum	At March 31

	(R$ in millions)
Risk Factors
Reais (fixed and floating rate)	32	18	48	20
Foreign exchange coupon	2	0	4	0
Foreign currency	2	0	6	2
Variable income	4	0	8	3
Sovereign risk	41	34	51	51
Total VaR	59	41	70	58

	April, May and June

	Average	Minimum	Maximum	At June 30

	(R$ in millions)
Risk Factors
Reais (fixed and floating rate)	71	19	105	49
Foreign exchange coupon	1	0	2	0
Foreign currency	3	0	8	1
Variable income	5	1	10	7
Sovereign risk	33	17	51	24
Total VaR	92	59	120	62

	July, August and September

	Average	Minimum	Maximum	At September 30

	(R$ in millions)
Risk Factors
Reais (fixed and floating rate)	84	52	222	178
Foreign exchange coupon	1	0	7	4
Foreign currency	3	0	20	13
Variable Income	4	1	9	3
Sovereign risk	29	16	78	72
Total VaR	98	62	245	205

	October, November and December

	Average	Minimum	Maximum	At December 31

	(R$ in millions)
Risk Factors
Reais (fixed and floating rate)	401	190	518	336
Foreign exchange coupon	4	2	15	14
Foreign currency	11	0	39	23
Variable Income	5	0	14	4
Sovereign risk	240	71	337	171
Total VaR	551	221	751	443

     The following table below shows the concentration of the Trading Portfolio VaR and the number of events during the year ended December 31, 2008:

Value at Risk	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Events

(R$ in millions)%
Up to R$60	57.38%	3.23%	0.00%	0.00%	14.56%
From R$60 up to R$100	42.62	54.84	80.30	0.00	44.49
From R$100 up to R$160	0.00	41.93	9.09	0.00	12.60
From R$160 up to R$240	0.00	0.00	7.58	4.62	3.15
More than R$240	0.00%	0.00%	3.03%	95.38%	25.20%

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

Item 15. Controls and Procedures.

     Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

     (a) Disclosure Controls and Procedures

     During the fiscal year ended December 31, 2008, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were carried out under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and it may not prevent or identify deficiencies. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

     Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 and 2008. In making this assessment, it used the criteria established by the Internal Control– Integrated Framework of COSO. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007 and 2008.

     The effectiveness of the internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report beginning on page F-2 of the financial statements to this Form 20-F.

     (c) Attestation Report of the Independent Registered Public Accounting Firm

     For the report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated June 29, 2009, on the effectiveness of the internal control over financial reporting as of December 31, 2008, see “Item 18. Financial Statements.”

     (d) Changes in Internal Control over Financial Reporting

     There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

     We have adopted a set of Codes of Ethics, as such term is defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended. Our Codes of Ethics apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, to our advisors, other officers, employees, business partners, suppliers and service providers. Our Codes of Ethics Conduct are available on our website at bradesco.com.br/ri/. If we amend the provisions of our Codes of Ethics Conduct, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C. Principal Accountant Fees and Services.

Audit and Non-Audit Fees

     The following table sets forth the fees billed to us by our independent accounting firm during the fiscal years ended in 2007 and 2008:

	Year ended on December 31,

	2007	2008

	(R$ thousand)
Audit fees	R$22,028	R$22,438
Audit-related fees	881	4,852
Tax fees	638	172
Other fees	201	269

Total fees	R$23,748	R$27,731

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

     Not applicable.

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     See pages F-1 through F-66.

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

__________________
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

Banco Bradesco S.A.

/s/ Luiz Carlos Trabuco Cappi

Luiz Carlos Trabuco Cappi
Chief Executive Officer

Date: June 30, 2009

Banco Bradesco S.A.
Consolidated Financial Statements as of
December 31, 2007 and 2008 and for each of the
three years in the period ended December 31,
2008 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Banco Bradesco S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As presented in notes 2(t) and 27 to the consolidated financial statements, on December 31, 2006 the Company changed the manner in which it accounts for defined benefit pension and other postretirement plans by adopting Financial Accounting Standards Board Statement (“SFAS”) No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans”. In addition as discussed in notes 2(ee) and 21 to the consolidated financial statements, effective January 1, 2008 the Company adopted the SFAS No. 157 “Fair Value Measurement”.

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

São Paulo, June 29, 2009

/s/ PricewaterhouseCoopers
Auditores Independentes

Banco Bradesco S.A.

Consolidated Balance Sheet
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,

Assets	2007	2008

Cash and due from banks	5,485	9,416
Interest-earning deposits in other banks	7,887	14,435
Federal funds sold and securities purchased under agreements to resell	40,601	46,950
Brazilian Central Bank compulsory deposits	31,813	26,384
Trading securities, at fair value	59,146	91,849
Available for sale securities, at fair value	29,653	29,955
Held to maturity securities	2,981	4,097
Loans	133,137	174,835
Allowance for loan losses	(7,769)	(10,318)

Net loans	125,368	164,517
Equity investees and other investments	761	881
Premises and equipment, net	3,547	4,263
Goodwill	825	1,286
Intangible assets, net	2,975	3,138
Other assets	23,467	38,119

Total assets	334,509	435,290

Liabilities and shareholders´ equity
Deposits from customers
Demand, non-interest bearing	29,423	28,612
Savings	32,813	37,768
Time	35,733	97,423
Deposits from financial institutions	372	698

Total deposits	98,341	164,501

Federal funds purchased and securities sold under agreements to repurchase	69,015	74,730
Short-term borrowings	7,989	13,849
Long-term debt	38,915	47,255
Other liabilities	86,879	97,693

Total liabilities	301,139	398,028

Commitments and contingencies (Notes 2(p) and 23(b))

Minority interest in consolidated subsidiaries	281	332

Shareholders' equity
Common shares - no par value (issued and authorized at December 31, 2007 – 1,515,248,595 and at December 31, 2008 – 1,534,934,979)	9,497	11,500
Preferred shares - no par value (issued and authorized at December 31, 2007 – 1,516,131,675 and at December 31, 2008 – 1,534,934,821)	9,503	11,500
Treasury shares (at December 31, 2007 – 1,243,050 common shares and 2,126,286 preferred shares and at December 31, 2008 – 129,021 common shares and 34,600 preferred shares)	(132)	(5)
Additional paid-in capital	205	212
Statutory reserves	1,477	1,853
Accumulated other comprehensive income	1,888	85
Unappropriated retained earnings	10,651	11,785

Total shareholders' equity	33,089	36,930

Total liabilities and shareholders' equity	334,509	435,290

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31,

	2006	2007	2008

Interest income
Interest on loans	20,977	22,608	33,662
Interest on federal funds sold and securities purchased‘under agreements to resell	2,177	3,429	6,466
Interest on securities
Trading	5,705	5,677	7,685
Available for sale	2,490	2,843	3,248
Held to maturity	324	279	509
Interest on deposits in other banks	541	429	706
Interest on Brazilian Central Bank compulsory deposits	1,998	1,207	1,489
Other	59	37	38

Total interest income	34,271	36,509	53,803

Interest expense
Interest on deposits
From customers
Savings deposits	(1,909)	(2,002)	(2,442)
Time deposits	(4,301)	(3,524)	(7,114)
From financial institutions	(19)	(33)	(80)
Interest on federal funds purchased and securities sold under agreements to repurchase	(3,762)	(5,540)	(9,169)
Interest on short-term borrowings	(54)	727	(4,899)
Interest on long-term debt	(2,824)	(2,366)	(4,728)

Total interest expense	(12,869)	(12,738)	(28,432)

Net interest income	21,402	23,771	25,371

Provision for loan losses	(3,767)	(4,616)	(6,651)

Net interest income after provision for loan losses	17,635	19,155	18,720

F – 4

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31,

	2006	2007	2008

Non-interest income
Fee and commission income	6,379	7,819	8,997
Net trading gains (losses)	2,360	3,694	(371)
Net realized gains on available for sale securities	1,157	1,456	609
Equity in earnings of unconsolidated companies	224	407	597
Insurance premiums	8,121	8,843	10,963
Pension plan income	791	555	710
Other non-interest income	821	1,107	1,990

Total non-interest income	19,853	23,881	23,495

Non-interest expense
Salaries and benefits	(6,087)	(6,769)	(6,880)
Administrative expenses	(5,223)	(6,236)	(7,288)
Amortization of intangible assets	(430)	(620)	(802)

Insurance claims	(6,124)	(6,012)	(7,391)
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(4,199)	(4,981)	(4,225)
Pension plan operating expenses	(560)	(478)	(482)
Insurance and pension plan selling expenses	(852)	(1,157)	(1,014)
Depreciation and amortization	(534)	(746)	(881)
Other non-interest expense	(4,729)	(4,740)	(6,504)

Total non-interest expense	(28,738)	(31,739)	(35,467)

Income before income taxes and minority interest	8,750	11,297	6,748
Taxes on income
Current expense	(3,167)	(3,869)	(3,141)
Deferred benefit (expense)	894	517	3,542

Total taxes on income	(2,273)	(3,352)	401

Income before minority interest	6,477	7,945	7,149
Minority interest	(15)	(37)	(131)

Net income	6,462	7,908	7,018

Net income applicable to each class of shares(2)(3)
Common shares	3,075	3,764	3,342
Preferred shares	3,387	4,144	3,676

Net income	6,462	7,908	7,018
Earnings per shares (in reais)(1) (2) (3)
Common shares	2.09	2.50	2.18
Preferred shares	2.30	2.75	2.40
Weighted average number of shares outstanding(2) (3) (4)
Common shares	1,470,575,223	1,504,008,900	1,531,358,621
Preferred shares	1,472,508,873	1,505,136,649	1,531,430,349

F – 5

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated
(continued)

_________________________________________________
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

(4)
On March 10, 2009, the Special Shareholders’ Meeting approved the reverse split of common and preferred shares of our capital stock in the proportion of fifty (50) to one (1), with simultaneous split for each share, after they are grouped in the proportion of one (1) to fifty (50), respecting the respective type of shares. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the reverse stock split and the subsequent split.

F – 6

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Cash Flows
Expressed in millions of Brazilian reais

	Year ended December 31,

	2006	2007	2008

Operating activities
Net income	6,462	7,908	7,018
Adjustment to reconcile net income to net cash from operating activities:
Provision for loan losses	3,767	4,616	6,651
Provision for other investments	17	9	-
Provision for insurance, pension plans, certificated savings plans and pension investment contracts	4,199	4,981	4,225
Depreciation and amortization	534	746	881
Amortization of intangible assets	430	620	802
Equity in earnings of unconsolidated companies	(224)	(407)	(597)
Loss on foreclosed assets, net	46	11	37
Net realized gains on available for sale securities	(1,157)	(1,456)	(609)
(Gains) losses on sale of premises and equipment, net	15	5	(34)
(Gains) on sale of unconsolidated companies	(32)	(1,225)	(168)
Deferred tax benefit (expense)	(894)	(517)	(3,550)
Dividends received from unconsolidated companies	236	301	563
Minority interest	15	37	131
Changes in assets and liabilities
Net increase in interest receivable	(611)	(1,573)	(2,940)
Net increase (decrease) in interest payable	832	(262)	2,582
(Increase) decrease in trading assets	(35,076)	3,382	(33,803)
Increase in other assets	(44)	(2,709)	(12,659)
Net increase (decrease) in foreign exchange portfolio	(318)	179	103
Increase in other liabilities	7,363	8,488	5,634

Net cash provided by (used in) operating activities	(14,440)	23,134	(25,733)

Investing activities
Net (increase) decrease in Brazilian Central Bank compulsory deposits	(1,449)	(4,875)	10,338
Purchases of available for sale securities	(8,796)	(6,658)	(4,878)
Proceeds from sale of available for sale securities	7,019	3,094	4,715
Purchases of held to maturity securities	(224)	(306)	(495)
Proceeds from maturities of held to maturity securities	978	37	3
Net increase in loans	(17,561)	(35,363)	(46,315)
Acquisition of subsidiaries, net of cash and cash equivalents paid .	(1,448)	(180)	149
Acquisition of intangible assets	(367)	(984)	(822)
Purchases of unconsolidated companies	(190)	-	(160)
Purchases of premises and equipment	(727)	(962)	(1,289)
Proceeds from sale of premises and equipment	199	271	112
Proceeds from sale of foreclosed assets	140	185	546
Proceeds from sale of unconsolidated companies	64	1,357	242

Net cash used in investing activities	(22,362)	(44,384)	(37,854)

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Cash Flows
Expressed in millions of Brazilian reais (continued)

	Year ended December 31,

	2006	2007	2008

Financing activities
Net increase in deposits	6,639	14,588	64,678
Net increase in federal funds purchased and securities sold under agreements to repurchase	19,557	26,140	5,715
Net increase (decrease) in short-term borrowings	(1,431)	2,280	5,890
Borrowings under long-term debt	13,133	14,071	12,917
Repayment of long-term debt	(6,546)	(6,421)	(6,137)
Minority interest	(10)	27	(80)
Capital increase	1,218	-	1,207
Sale of shares by a subsidiary	-	175	-
Purchase of own shares	(23)	(82)	(5)
Dividends and interest paid on shareholders' equity	(3,334)	(806)	(3,132)

Net cash provided by (used in) financing activities	29,203	49,972	81,053

Cash and cash equivalents
At beginning of the year	18,973	11,374	40,096
At end of the year	11,374	40,096	57,562

Increase (decrease) in cash and cash equivalents	(7,599)	28,722	17,466

Supplemental cash flow disclosure
Cash paid for interest	12,037	12,999	25,850
Cash paid for taxes on income and social contribution	2,559	2,959	3,358
Loans transferred to foreclosed assets	180	192	600
Dividends and interest on shareholders' capital declared but not paid	74	2,092	1,536
Issuance of shares for BMC acquisition	-	790	-

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in shares

			Common	Preferred
	Common	Preferred	treasury stock	treasury stock
	(1) (2) (3) (4)	(1) (2) (3) (4)	(1) (2) (3) (4)	(1) (2) (3) (4)

Balance on December 31, 2005	1,468,571,712	1,469,545,314	(696,450)	-

Shares subscribed and issued	32,727,456	32,727,090	-	-
Purchase of own shares	-	-	(431,550)	(99,600)
Treasury shares cancelled	-	(90,000)	-	90,000

Balance on December 31, 2006	1,501,299,168	1,502,182,404	(1,128,000)	(9,600)

Shares issued to merge BMC shares	13,949,427	13,949,271	-	-
Purchase of own shares	-	-	(115,050)	(2,116,686)

Balance on December 31, 2007	1,515,248,595	1,516,131,675	(1,243,050)	(2,126,286)

Shares subscribed and issued	20,930,234	20,930,232	-	-
Purchase of own shares	-	-	(129,821)	(35,400)
Treasury shares cancelled	(1,243,850)	(2,127,086)	1,243,850	2,127,086

Balance on December 31, 2008	1,534,934,979	1,534,934,821	(129,021)	(34,600)

(1)
On March 12, 2007, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held.

(2)
On January 4, 2008, our Board of Directors approved the cancellation on 3,370,936 book-entry shares, with no par value, constituted of 1,243,850 treasury common shares and 2,127,086 treasury preferred shares, representing its capital stock.

(3)
On March 24, 2008, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each two existing shares of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each two shares held.

(4)
On March 10, 2009, the Special Shareholders’ Meeting approved the reverse split of common and preferred shares of our capital stock in the proportion of fifty (50) to one (1), with simultaneous split for each share, after they are grouped in the proportion of one (1) to fifty (50), respecting the respective type of shares. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the reverse stock split and the subsequent split.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in millions of Brazilian reais, except for share information

	Common Shares	Preferred shares	Treasury shares	Additional paid-in ‘capital	Statutory reserves	Accumulated other comprehensive income (1)	Unappropriated retained earnings	Total

Balance on December 31, 2005	6,497	6,503	(30)	83	1,035	412	5,719	20,219

Net income	-	-	-	-	-	-	6,462	6,462
Available for sale securities(2)	-	-	-	-	-	733	-	733
Comprehensive income	-	-	-	-	-	-	-	7,195
Adjustment upon adoption of SFAS 158, net of tax of R$8	-	-	-	-	-	15	-	15
Interest on shareholders' capital and
dividends	-	-	-	-	-	-	(2,160)	(2,160)
Treasury shares cancelled	-	-	3	-	-	-	(3)	-
Purchase of own shares	-	-	(23)	-	-	-	-	(23)
Capital increase(3)	598	602	-	18	-	-	-	1,218
Transfers	-	-	-	-	252	-	(252)	-

Balance on December 31, 2006	7,095	7,105	(50)	101	1,287	1,160	9,766	26,464

Net income	-	-	-	-	-	-	7,908	7,908
Available for sale securities(2)	-	-	-	-	-	685	-	685
Adjustment upon defined benefit plans	-	-	-	-	-	43	-	43
Comprehensive income	-	-	-	-	-	-	-	8,636
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(2,823)	(2,823)
Purchase of own shares	-	-	(82)	-	-	-	-	(82)
Capital
increase(5)	395	395	-	104	-	-	-	894
Transfers(6)	2,007	2,003	-	-	190	-	(4,200)	-

Balance on December 31, 2007	9,497	9,503	(132)	205	1,477	1,888	10,651	33,089

Net income	-	-	-	-	-	-	7,018	7,018
Available for sale securities(2)	-	-	-	-	-	(1,810)	-	(1,810)
Adjustment upon defined benefit plans	-	-	-	-	-	7	-	7
Comprehensive income	-	-	-	-	-	-	-	5,215
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(2,576)	(2,576)
Purchase of own shares	-	-	(5)	-	-	-	-	(5)
Capital
increase(8)	600	600	-	7	-	-	-	1,207
Transfers	1,403	1,397	132	-	376	-	(3,308)	-

Balance on December 31, 2008	11,500	11,500	(5)	212	1,853	85	11,785	36,930

	Year ended December 31,

	2006	2007	2008

Per share information(4) (7) (8) (9)
Distributed earnings (interest on shareholders' capital and dividends):
Common	0.70	0.89	0.80
Preferred	0.77	0.98	0.88

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in millions of Brazilian reais, except for share information

(1)
Consists of (i) unrealized gains of investment securities classified as available for sale, and (ii) gain on defined-benefit pension plans, all of them net of deferred income tax and social contribution effects amounting to R$867, R$1,444 and R$(42) at December 31, 2006, 2007 and 2008, respectively.

(2)	Adjusted by other than temporary losses written off, as described in Note 5.
(3)	A capital increase of R$1,200 (R$598 of common shares and R$ 602 of preferred shares) with no par value, was approved on a shareholders’ meeting in October 2006.
(4)
On March 12, 2007, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each existing share of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each share held.

(5)
In August 2007, a capital increase of R$790, (R$395 of common shares and R$395 of preferred shares ) with no par value was approved in our Shareholders´ General Meeting for purposes of BMC acquisition (note 1(b)) and a capital transaction related to a sale of shares by a subsidiary in July, 2007.

(6)
Increase in capital stock of R$ 4,010, with R$ 2,007 of common shares and R$ 2,003 of preferred shares, through the incorporation of statutory reserves. This increase was approved on shareholders meetings in March and August, 2007.

(7)
On March 24, 2008, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each two existing shares of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each two shares held.

(8)	A capital increase of R$1,200 (R$600 of common shares and R$ 600 of preferred shares) with no par value, was approved on a shareholders’ meeting in January 4, 2008.
(9)
On March 10, 2009, the Special Shareholders’ Meeting approved the reverse split of common and preferred shares of our capital stock in the proportion of fifty (50) to one (1), with simultaneous split for each share, after they are grouped in the proportion of one (1) to fifty (50), respecting the respective type of shares. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the reverse stock split and the subsequent split.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

1. Basis of Presentation

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

We have over the years acquired a number of Brazilian financial and broker institutions in order to expand our business and customer base. The effects of acquisitions made in 2006, 2007 and through 2008, either individually or on a combined basis, were not significant to us.

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

Shareholders' equity and net income included in these financial statements differ from those included in the statutory accounting records prepared in accordance with Brazilian GAAP as a result of adjustments made to reflect the requirements of U.S. GAAP. Appropriated reserves under Corporate Law available for distribution, net of treasury shares, were R$8,354 and R$10,002 at December 31, 2007 and 2008, respectively.

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

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Interest of the capital- %

	December 31,

Subsidiaries	2007	2008

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Credit Finance
Company)	100.00	100.00
Banco Alvorada S.A. (Banking)	99.88	99.88
Banco Finasa BMC S.A. (Banking) (1)	100.00	100.00
Banco Bankpar S.A.	100.00	100.00
Banco Boavista Interatlântico S.A. (Banking)	100.00	100.00
Banco Bradesco Argentina S.A. (Banking)	99.99	99.99
Banco Bradesco BBI S.A (2)	100.00	98.33
Banco Finasa S.A. (Banking) (3)	100.00	-
Banco Bradesco Cartões S.A	100.00	100.00
Bradesco Administradora de Consórcios Ltda.	100.00	100.00
Bradesco SegPrev Investimentos Ltda. (Holding)	99.99	99.99
Bradesco Auto/RE Cia. de Seguros	100.00	100.00
Bradesco Capitalização S.A. (Certificated Savings plans)	100.00	100.00
Bradesco Leasing S.A. Arrendamento Mercantil (Leasing)	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (Brokerage)	100.00	100.00
Bradesco Saúde S.A	100.00	100.00
Bradesco Seguros S.A. (Insurance)	100.00	100.00
Bradesco Vida e Previdência S.A. (Life Insurance and Pension Plans)	100.00	100.00
Bradesplan Participações Ltda	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM	100.00	100.00
Tempo Serviços Ltda.	100.00	100.00
União de Participações Ltda.	100.00	100.00
Ágora Corretora de Títulos e Valores Mobiliários (4)	-	100.00

(1)	Previously named Banco BMC S.A.;
(2)	Reduction in ownership interest due to the sale of shares related to the acquisition of Ágora Corretora upon the assignment of Banco Bradesco the in September 2008;
(3)	Company merged into Banco BMC S.A. in April 2008;
(4)	Company acquired in September 2008 by the Banco Bradesco BBI S.A.

(b) Recent Acquisitions

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

On January 2008, we, through Bradesco Seguros, entered into an agreement with Marsh Corretora de Seguros Ltda. to acquire 100% of the capital stock of Mediservice—Administradora de Planos de Saúde Ltda., which we call “Mediservice,” for R$85, paid in cash. On February, 2008 the operation was authorized by ANS.

On March 2008, we celebrated an agreement with the shareholders of Ágora CTVM S.A (Ágora Corretora), to acquire its total capital stock, through our subsidiary Banco Bradesco BBI S.A, for the amount of R$ 908. We delivered to Ágora Corretora shareholders, a compensation for Ágora Corretora capital stock, shares representing 7.8% of the capital stock of BBI, converting Ágora Corretora into BBI’s wholly owned subsidiary. The operation was approved by the Central Bank on September 2008.

We present below the condensed balance sheets for the recent acquisitions:

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

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	2008

	Ágora	Mediservice	Total

Cash and cash equivalents	232	2	234
Loans	87	-	87
Securities	146	6	152
Goodwill	430	81	511
Intangible assets – client portfolio	143	-	143
Other assets	472	40	512
Deposits	(44)	-	(44)
Other liabilities	(558)	(44)	(602)

Total consideration and fair value of net assets acquired	908	85	993

The total consideration given for acquisitions in 2006, 2007 and 2008 was R$1,987, R$ 1,011 and R$ 993 respectively, and is comprised as follows:

	2006	2007	2008

Payment in currency	1,853	221	85
Government securities, at fair value	134	-	-
Issuance of shares, at fair value	-	790	908

Total cost of acquisitions	1,987	1,011	993

These acquisitions were accounted for under the purchase method of accounting and the companies acquired were thus consolidated as from the date of acquisition of the controlling interest.

In conjunction with these acquisitions, finite-lived intangible assets of R$672 in 2006, R$ 448 in 2007 and R$ 143 in 2008 were recorded and are related primarily to client’s deposit and relationship portfolios, being amortized over the period in which the assets are expected to contribute directly or indirectly to the future cash flows (between five and ten years).

In addition, we recorded a goodwill balance of R$ 335 in 2006 related to Amex transaction, R$ 234 in 2007 related to BMC transactions and R$ 511 in 2008 related to Ágora and Mediservice transactions. For further details: Notes 2 (o) and 11.

2. Significant Accounting Policies

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

	December 31,

	2007	2008

Cash and due from banks	5,485	9,353
Interest-earning deposits in other banks	2,942	6,220
Federal funds sold and securities purchased under agreements to resell	31,669	41,989

Total	40,096	57,562

c) Presentation of interest earning assets and interest bearing liabilities.

Interest earning assets and interest bearing liabilities are presented in the consolidated balance sheet at amortized cost using the effective yield interest method. Such presentation is required since accrued financial charges are added to the outstanding principal each period for substantially all Brazilian real-based assets and liabilities.

The total financial charges accrued on the outstanding principal of assets was R$8,273 and R$11,213 at December 31, 2007 and 2008, respectively. Total financial charges accrued on outstanding principal of liabilities was R$4,573 and R$7,155 at December 31, 2007 and 2008, respectively.

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

e) Trading securities, including derivatives

Instruments utilized in trading activities include securities stated at fair value in accordance with Statement of Financial Accounting Standards (“SFAS”) 115, "Accounting for Investments in Debt and Equity Securities." Fair value is generally based on quoted prices in active markets or quoted market prices for similar assets or liabilities. If these market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow methodologies or similar techniques, for which the determination of fair value may require significant management judgment or estimation. Realized and unrealized gains and losses are recognized in net trading gain (losses).

Derivatives entered into for trading purposes with our customers or which do not qualify as hedges (primarily derivatives used to manage our overall exposure to changes in interest rates and foreign currencies) are carried at fair value with realized and unrealized gains (losses) recognized in net trading gain (losses). All our derivatives were accounted for under Trading Derivatives, as disclosed in Note 23 (b).

f) Derivatives other than trading and embedded derivatives

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

In accordance with SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155) hybrid financial instruments which contain an embedded derivative that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in consolidated statement of income. The fair value would be applied on an instrument-by-instrument basis; however the election to apply fair value accounting is irrevocable. We haven’t recognized any eligible embedded derivative for SFAS 155.

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

h) Held to maturity securities

Debt securities for which there is intention and ability to hold until maturity are classified as held to maturity securities and recorded at amortized cost, that is, purchase cost, plus accrued interest and premiums or discount using effective interest rate method through the maturity date of security.

Transfers of investments from trading and available for sale categories to the held to maturity category were accounted at fair value on the date of the transfer:

  in the case of trading securities, prior gains and losses were previously recorded in the consolidated income statement;

  in the case of available for sale securities, the unrealized gains/losses that were recorded at the time of the transfer in “Unrealized gains/losses on available for sale securities” directly in shareholders’ equity are subsequently amortized over the period from the date of the transfer to the maturity of the security.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

i) Other than temporary impairment

In determining whether or not impairment of a security (classified either as available for sale or held-to-maturity) is other than temporary the Bank has applied the tree step model described on FASB Staff Position Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. We use a combination of factors aimed at determining whether recovery of the value of a security is likely. These factors include, the length of the time and the extent to which the fair value has been less than cost to assist in determining the extent of the analysis to be performed over the securities; the financial condition and near-term prospects of the issuer of the security, including any specific events which may influence the operations of the issuer; any failure of the issuer of the security to make scheduled interest payments; changes to the rating of the security by rating agency; the historic and implied volatility of the security and the intent and ability of the Bank to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value. In addition, for marketable equity securities our assessment includes forecast analyses (i) of the period (a date) when the security will recover the cost basis and (ii) whether the Bank will own the security in that period (on that date). These analyses are performed based on an assessment of individual terms and attributes of each security. See Note 5 for the analyses performed under gross unrealized losses.

In addition to the disclosures already required by SFAS 115, we have followed the policies determined by Emerging Issues Task Force (“EITF”) Issue 03-1, “The Meaning of Other than Temporary Impairment and Its Application to Certain Investments”, FASB Staff Position (“FSP”) SFAS 115-1 and SFAS 124-1.

j) Loans and leases

Loans and leases are stated at amortized cost using the effective yield interest method, including interest receivable, origination fees and costs (Note 2 (c)). Interest income is recorded on an accrual basis and is added to the principal amount of the loan in each period. The accrual of interest is generally discontinued on all loans that are not considered collectible as to principal or interest and for all loans 60 days or more overdue. Interest collections on such loans are recorded as reductions of the principal balance when collectibility is uncertain, otherwise income is recognized on a cash basis.

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

None of our investments in unconsolidated companies, analyzed on an individual basis, are considered significant for additional disclosures in our consolidated financial statements. When analyzed on an aggregate basis for the fiscal year ended December 31, 2007 and 2008, they meet the criteria of relevant subsidiaries and thus, aggregate summary financial information is disclosed in Note 9.

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

p) Litigation

According to SFAS 5 “Accounting for Contingencies” and Interpretation No 14 (“FIN 14”) “Reasonable Estimation of the Amount of a Loss,” we recognize accruals in determining loss contingencies when the conditions known before the issuance of the financial statements show that: (i) it is probable that losses had been incurred at the date of the financial statements; and (ii) the amount of such losses can be reasonably estimated. We accrue our best estimate of probable losses.

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

s) Foreign currency translation

For our foreign operations, the functional currency is the Brazilian real, in which case the assets and liabilities are remeasured, at current exchange rates from the local currency to the Brazilian real and the results of operations are remeasured at the average rate for the period. Losses and gains arising from the remeasurement process are included in current income.

t) Employee benefits

We are required to make employer contributions to INSS, a Brazilian Government Agency that manages social securities, retirement pension and other benefits. Such contributions, which are expensed as incurred, totaled R$716 in 2006, R$809 in 2007 and R$ 910 in 2008.

In addition, we make contributions to defined-benefit plans for our employees coming from acquired institutions. We account for these plans in accordance with SFAS 87 "Employers Accounting for Pensions".

We adopted the revised SFAS 132 (“SFAS 132R”) that maintains the disclosure requirements of the original statement and requires additional disclosures for pension plan assets, expected benefit obligations, cash flows for future contributions and benefit payments and other relevant information. See Note 27 to the Consolidated Financial Statements for these disclosures.

In September 2006, the FASB issued SFAS 158. “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of the FASB Statements No 87, 88, 106, and 132(R)” (“SFAS 158”). SFAS 158 requires the funded status of pension and other postretirement plans to be recorded on the balance sheet as of December 31, 2006 with a corresponding offset, net of tax effects, recorded in accumulated other comprehensive income (loss) within shareholder’s equity. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The effect of adopting SFAS 158 is not material and is presented in note 27.

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

During the regular course of our insurance activities, we reinsure a portion of the underwritten risk with IRB Brasil Resseguros S.A., a government controlled entity. The reinsurance agreement permits a recovery of a portion of losses from the reinsurer, although it does not discharge our primary liability as direct insurer of the risks reinsured. Reinsurance receivables as of December 31, 2007 and 2008 amounted to R$55 and R$38, respectively, and are included in "Other assets".

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

bb) Special Purpose Financing (SPF) entities

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

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

We consolidated these SPF entities based on the policies issued by FASB Interpretation No 46 ("FIN 46") "Consolidation of Variable Interest Entities", revised in December 2003 ("FIN 46R").

cc) Guarantees provision

FASB Interpretation No 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (FIN 45).” establishes accounting and disclosure requirements for guarantees, requiring that a guarantor recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee.

We recorded a liability in Other Liabilities, for the fair value of guarantees granted at the date on which we issue the guarantee. The fair value at inception of the obligation undertaken when issuing the guarantees is typically equal to the present value of the future amount of premium receivable under the contract. The fair value of the liability recorded at inception is amortized into income as Fee and Commission Income over the life of the guarantee contract. If we conclude that it is probable that we will incur a loss in relation to the guaranteed issued, we recognize in Other Liabilities a provision for the estimated amount of probable loss. Significant guarantees that have been provided by us are disclosed in Note 23 (e).

dd) Perpetual bonds

In July 2003, the FASB issued SFAS 150. “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its statement of financial position. Under this standard the perpetual bond are treated as a liability as they have contractual mandatory payment on specified dates and have no conversion features for conversion into share capital.

ee) Fair value measurement

Effective January 1, 2008, we adopted SFAS 157, which provides a framework for measuring fair value under GAAP. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We determine the fair values of its financial instruments based on the fair value hierarchy established in SFAS 157 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.Bradesco carries at fair value trading account assets and liabilities, derivative assets and liabilities, available for sale securities and certain other assets.

Fair Value Measurement

Level 1, 2 and 3 Valuation Techniques

Financial instruments are considered Level 1 when valuation can be based on quoted prices in active markets for identical assets or liabilities. Level 2 financial instruments are valued using quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable and when determination of the fair value requires significant management judgment or estimation.

Valuation adjustment may be made to ensure that financial instruments are recorded at fair value including amounts to reflect counterparty credit quality and the Company creditworthiness. Credit valuation adjustments are necessary when the market price is not indicative of the credit quality of the counterparty. The Company’s derivatives financial instruments are mainly traded in the BM&F and for these derivatives there is no need for valuation adjustments. For contracts of derivatives financial instruments traded over the counter in Brazil the market practices in valuation use inputs assuming the same credit risk of the counterparties. We identified and incorporated credit risk adjustment when determining fair value after considering guarantees, collaterals and other credit factors.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Level 1
Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts.

For more information on the fair value of the Bradesco´s financial instruments see Note 21 – Fair Value of Financial Instruments to the consolidated financial statements.

ff) Recent proposed and issued accounting pronouncements

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS no. 115”. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not impact on the Company’s financial position, as it did not elect to adopt the fair value option for any of its financial assets or liabilities at January 1, 2008.

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

On September 12, 2008, the FASB issued FSP No. 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (FSP 133-1). FSP 133-1 requires expanded disclosures about credit derivatives and guarantees. The expanded disclosure requirements for FSP 133-1 were effective for the Bank’s financial statements for the year ending December 31, 2008 and are included in Note 23 (c) – Credit Default Swaps to the Consolidated Financial Statements. The adoption of FSP 133-1 did not impact the Bank’s financial condition and results of operations.

On October 10, 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies how SFAS No. 157 “Fair Value Measurements” (SFAS 157) should be applied when valuing securities in markets that are not active. The adoption of FSP 157-3, effective December 31, 2008, did not have a material impact on the Bank’s financial condition and results of operations.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

On December 11, 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” (FSP FAS 140-4 and FIN 46(R)-8). FSP FAS 140-4 and FIN 46(R)-8 amends Statement of Financial Accounting Standards (SFAS) No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125” (SFAS 140) to require public entities to provide additional disclosures about transferors’ continuing involvements with transferred financial assets. It also amends FASB Interpretation (FIN) No. 46 (revised December 2003) “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (FIN 46R) to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. The expanded disclosure requirements for FSP FAS 140-4 and FIN 46(R)-8 are effective for the Bank’s financial statements for the year ending December 31, 2008 and are included in Note 14 to the Consolidated Financial Statements. The adoption of FSP FAS 140-4 and FIN 46(R)-8 did not impact the Banks’s financial condition and results of operations.

On January 12, 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. Emerging Issues Task Force (EITF) 99-20-1, “Amendments to the Impairment and Interest Income Measurement Guidance of EITF Issue No. 99-20” (FSP EITF 99-20-1). FSP EITF 99-20-1 changed the guidance for the determination of whether na impairment of certain non-investment grade, beneficial interests in securitized financial assets is considered other-than-temporary. The adoption of FSP EITF 99-20-1, effective December 31, 2008, did not have a material impact on the Bank’s financial condition and results of operations.

In December 2007, the FASB issued SFAS No 141 (“SFAS 141 (R)”) “Business Combinations”. This Statement replaces SFAS 141, “Business Combinations". SFAS 141(R) requires an acquiring entity to recognize all assets acquired, liabilities assumed, and any non controlling interest in the acquired entity at the acquisition date, at fair value as of that date. Also, requires that (i) the measuring stock consideration be based on the quoted market price as of the acquisition date and not on the date the deal is announced, (ii) the contingent consideration arising from a contract and noncontractual contingencies be measured and recognized as an asset or liability at fair value at the acquisition date with subsequent changes in fair value reflected in earnings and noncontractual contingencies that do not meet the more-likely-than-not criteria continue to be recognized when they are probable and reasonably estimable, and (iii) expensing of acquisition-related transaction and restructuring costs. The guidance is effective on a prospective basis for business combinations in which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2009.

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

In December 2007, the FASB issued SFAS No 160 (“SFAS 160”), “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No 160 requires the recognition of a non controlling interest as equity in the consolidated financial statements and segregated from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in the consolidated net income on the face of the income statement. In case a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any noncontrolling equity investment. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008. We are currently evaluating the potential impact of the adoption of FAS 160.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

In April 2008, the FASB issued FASB Staff Position FSP 142-3, “Determination of Useful Life of Intangible Assets”(“FSP FAS 142-3”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No 142. In developing such assumptions an entity shall consider its own historical experience in renewing or extending similar arrangements adjusting it for the entity-specific factors. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years with early adoption prohibited. We are currently evaluating the potential impact of the adoption of FSP FAS 142-3.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This Statement shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board - PCAOB amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.

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

In December 2008, the FASB issued Staff Position No. SFAS 132(R)-1, “Employers’ Disclosures about Post-Retirement Benefit Plan Assets” (“FSP SFAS 132(R)-1”). This statement is effective for fiscal years ending after December 15, 2009. We are currently evaluating the effects of the adoption of this statement on our consolidated financial statements.

On April 1, 2009, the FABS issued FSP FAS 141(R) – 1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies” This FSP amends and clarifies FASB No. 141 (R), Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP will be effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

On April 9, 2009, the FASB issued FSP FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP provides additional guidance for estimating fair value in accordance with FAS No. 157, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. The adoption of FSP FAS No. 157-4 will be effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. We are currently evaluating the potential impact of the adoption of FSP FAS 157-4.

On April 9, 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. This FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This FSP also expanded the disclosure requirements related to other-than-temporary impairments. FSP No. FAS 115-2 and FAS 124-2 will be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We are currently evaluating the potential impact of the adoption of FSP No. FAS 115-2 and FAS 124-2.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

In May 2009, the FASB issued SFAS No 165 (“SFAS 165”) “Subsequent Events”. This Statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim or annual financial periods ending after June 15, 2009.

In June 2009, the FASB issued SFAS 166 "Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140". SFAS 166 removes the concept of a qualifying special-purpose entity from SFAS 140 and removes the exception from applying FIN 46 (R ) to qualifying special-purpose entities. SFAS 166 changes the requirements for derecognizing financial assets modifying the financial-components approach used in SFAS 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. SFAS 166 removes the special provisions in SFAS 140 and SFAS 65 for guaranteed mortgage securitizations and as a result requires those securitizations to be treated the same as any other transfer of financial assets within the scope of SFAS 140. If such a transfer does not meet the requirements for sale accounting, the securitized mortgage loans should continue to be classified as loans in the transferor’s statement of financial position. Additional disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This Statement shall be effective for the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter with earlier application prohibited. The recognition and measurement provisions of this SFAS shall be applied to transfers that occur on or after the effective date. We are current evaluating the potential impact of the adopting of this FAS 166 .

In June 2009, the FASB issued SFAS 167 "Amendments to FASB Interpretation No. 46(R)". SFAS 167 amends FIN 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (i) the power to direct the activities of avariable interest entity that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. SFAS 167 also require ongoings reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both. SFAS 167 requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective for the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter with earlier application prohibited. We are current evaluating the potential impact of the adopting of this FAS 167.

3. Brazilian Central Bank Compulsory Deposits

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

a) Like other Brazilian financial institutions, we are required to maintain deposit funds with the Central Bank or to purchase and hold Brazilian federal government securities. in the form of compulsory deposits which are as follows:

	December 31,

	2007	2008

Non-interest earning (1)	8,919	5,591
Interest-earning (2)	14,620	13,183
Interest-earning (3)	8,274	7,610

Total	31,813	26,384

(1)	Related to demand deposits.
(2)	Time deposits deposited with the Central Bank in the form of Brazilian government securities.
(3)	Mainly related to saving deposits.

b) The Brazilian government securities related to the compulsory deposits and accounted for under SFAS 115 were as follows:

	Trading securities		Available for sale securities		Held to maturity securities

	2007	2008	2007	2008	2007	2008

Amortized cost	7,773	13,042	511	-	6	-
Gross unrealized gains	-	147	-	-	-	-
Gross unrealized losses	(1)	(6)	(15)	-	-	-

Fair value	7,772	13,183	496	-	6	-

Average balance	5,869	9,114

The amortized cost and the fair value of the securities, by maturity, were as follows:

	December 31,

	2007		2008

	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	7,757	7,756	3,593	3,593
Due after one year through five years	533	518	9,449	9,590

Total	8,290	8,274	13,042	13,183

4. Trading Securities

	Fair value

	December 31,		Average balance

	2007	2008	2007	2008

Mutual funds	36,532	41,042	32,231	39,176
Brazilian government securities	16,741	35,727	14,815	21,217
Corporate debt and equity securities	1,846	6,404	769	2,780
Brazilian sovereign bonds	36	43	45	35
Bank debt securities	956	4,490	3,188	3,871
Foreign government securities	1,901	1,756	324	3,449

Total	58,012	89,462	51,372	70,528

Derivative financial instruments	1,134	2,387	1,415	2,261

Total trading account assets	59,146	91,849	52,787	72,789

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Net unrealized gains (losses) included in trading assets at December 31, 2007 and 2008 were R$(65) and R$1,006, respectively.

The net change in the unrealized gains (losses) on trading securities held as of December 31, 2006, 2007 and 2008, included in non-interest income, were R$(82), R$(88) and R$1,071, respectively.

Trading securities presented above include securities pledged as collateral that amounted to R$3,331 and R$6,686 at December 31, 2007 and 2008, respectively.

Derivative positions presented above represent the fair values of interest rate, foreign exchange, equity and commodity-related products, including financial forward settlement and option contracts and swap agreements associated with our financial derivative instruments trading activities.

5. Available for Sale Securities

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

December 31, 2007
Brazilian government securities	21,657	1,722	(189)	23,190
Brazilian sovereign bonds	361	77	-	438
Corporate debt securities	1,307	59	(2)	1,364
Bank debt securities	69	11	-	80
Marketable equity securities	2,385	2,219	(23)	4,581

Total	25,779	4,088	(214)	29,653

December 31, 2008
Brazilian government securities	19,860	931	(341)	20,450
Brazilian sovereign bonds	1,642	249	(114)	1,777
Corporate debt securities	4,051	137	(83)	4,105
Bank debt securities	341	98	(1)	438
Marketable equity securities	4,216	433	(1,464)	3,185

Total	30,110	1,848	(2,003)	29,955

At December 31, 2008, the amortized cost of approximately R$4,915 available for sale securities exceeded their fair value by R$2,003. Included in the R$2,003 of gross unrealized losses on available for sale securities at December 31, 2008, was R$1,812 of gross unrealized losses that have existed for less than twelve months and R$ 191 of gross unrealized losses that have existed for a period of twelve months or longer. Of the gross unrealized losses existing for a period of twelve months or longer, R$ 174 or 91% is related to Brazilian government securities. Based upon our analyses performed as described on Note 2(i), which have been applied to those securities, the Company believes that the unrealized losses for Brazilian government securities result from current market conditions and not from concerns regarding the credit of the issuers and does not believe it is probable that will not recover its investments, given the credit rating of these securities are rate “BBB +”. Of the gross unrealized losses existing for less than twelve months, R$1,447, or 80%, of the gross unrealized loss is related to approximately 68 marketable equity securities. The Company believes that the unrealized losses for equity securities result primarily due to the overall decline in the market during the last quarter of 2008 and not from economic conditions of the issuers, mainly represented by the largest Brazilian companies for which the forecast analyses performed by management of the Company demonstrated that the losses are not other than temporary. Based on recovery from similar prior crises and the volatility of share prices in the Brazilian market the Bank had forecast that the substantially all unrealized loss at December 31, 2008 would be recovered within one year.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The Company intends to hold the securities in an unrealized loss position for a period of time sufficient to allow for an anticipated recovery in fair value or maturity. The Company has sufficient capital and liquidity to hold these securities until recovery in fair value or maturity. Based on the Company’s evaluation of the factors and other objective evidence described above, the Company believes that the securities are not other than- temporarily impaired as of December 31, 2008.

In 2006, 2007 and 2008 as a result of the assessment of the other than temporary impairment we recorded R$64, R$26 and R$89, respectively, as other than temporary losses and they were written off and recorded as non-interest income, for which the Company considers that would not recover substantially all of its recorded investment.

At December 31, 2007 and 2008 there were no securities of a single issuer, or group of related companies, for which the fair value exceeded 10% of shareholders' equity.

Realized gains and losses on securities are calculated based on the average cost method. The components of gains and losses realized on available for sale securities were as follows:

	Year ended December 31,

	2006	2007	2008

Gross gains	1,338	1,575	1,120
Gross losses	(181)	(119)	(511)

Net gains	1,157	1,456	609

The amortized cost and fair value of available for sale securities, by maturity, were as follows:

	December 31,

	2007		2008

	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	2,364	2,446	1,662	1,678
Due after one year through five years	6,387	6,522	3,968	3,940
Due after five years through ten years	6,029	6,283	6,710	6,940
Due after ten years	8,614	9,821	13,554	14,212
No stated maturity (marketable equity securities)	2,385	4,581	4,216	3,185

Total	25,779	29,653	30,110	29,955

Available for sale securities presented above include securities pledged as collateral that amounted to R$736 and R$348 at December 31, 2007 and 2008, respectively.

Additionally, available for sale securities presented as “Federal funds sold and securities purchased under agreements to resell” amount to R$1,318 at December 31, 2008, with a market value of R$1,404, basically consist of Brazilian government securities (maturities between 3 and 10 years). At December 31, 2007 these securities amounted to R$3,899 with a market value of R$4,198.

6. Held to Maturity Securities

The amortized cost and fair value of held to maturity securities were as follows:

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value

December 31, 2007
Brazilian government securities	2,643	1,103	(10)	3,736
Brazilian sovereign bonds	288	47	-	335
Foreign government securities	50	-	-	50

Total	2,981	1,150	(10)	4,121

December 31, 2008
Brazilian government securities	2,961	1,087	(14)	4,034
Brazilian sovereign bonds	1,073	214	(67)	1,220
Foreign government securities	63	-	-	63

Total	4,097	1,301	(81)	5,317

The amortized cost and market value of held to maturity securities, by maturity, were as follows:

	December 31,

	2007		2008

	Amortized	Fair	Amortized	Fair
	cost	value	cost	value

Due in one year or less	3	4	63	63
Due after one year through five years	265	283	1,105	1,232
Due after five years through ten years	226	229	258	263
Due after ten years	2,487	3,605	2,671	3,759

Total	2,981	4,121	4,097	5,317

At December 31, 2008, we recorded securities pledged as collateral in our portfolio of held to maturity securities in the amount of R$557 and in 2007- R$3.

In addition, held to maturity securities recorded as “Federal funds sold and securities purchased under agreements to resell” in an amount of R$75 and 2007- R$578, with a market value of R$84 and 2007- R$665 comprise mainly Brazilian sovereign bonds (maturities from 3 to 10 years).

The following table sets out our securities by denomination:

	December 31,

	2007		2008

	Amortized		Amortized
	cost	Percentage	cost	Percentage

Brazilian currency (reais)	2,643	89%	2,961	72%
Indexed to and denominated in foreign currency	338	11	1,136	28

	2,981	100%	4,097	100%

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

7. Loans

	December 31,

	2007	2008

Commercial:
Industrial and others	44,380	62,216
Import financing	2,179	3,350
Export financing	15,342	24,130
Leasing	8,097	20,096
Construction	1,634	3,134
Individuals:
Overdraft	1,881	2,409
Real estate	1,571	2,174
Financing (1)	38,791	34,325
Credit card	2,330	2,501
Rural credit	9,032	10,459
Foreign currency loans	2,529	2,769
Public sector	94	94
Non-performing loans	5,277	7,178

Total loans	133,137	174,835

(1) Consisting primarily of automobile financing and direct consumer financing.

8. Allowance for Loan Losses

	Year ended December 31,

	2006	2007	2008

At beginning of year	4,964	6,552	7,769
Provision for loan losses	3,767	4,616	6,651
Loan charge-offs	(2,816)	(4,281)	(5,345)
Loan recoveries	637	882	1,243

Net charge-offs	(2,179)	(3,399)	(4,102)

At end of year	6,552	7,769	10,318

At December 31, 2007 and 2008, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totaled R$589, and R$1,208, respectively, of which R$340, and R$1,100, related to loans with a corresponding valuation allowance of R$187, and R$538, respectively. For the year ended December 31, 2008, the average recorded investment in impaired loans was approximately R$727. For 2006, 2007 and 2008, interest income recognized on impaired loans was deemed immaterial. At December 31, 2006, 2007 and 2008, we had non-accrual loans of R$4,284, R$5,277 and R$7,178, respectively.

The calculation of the allowance for loan losses comprises an individual analysis of impaired loans and an aggregate loss analysis for groups of homogeneous loans, as follows:

	December 31,

	2006	2007	2008

Impaired loans	167	187	538
Homogeneous loan losses	6,385	7,582	9,780

At end of year	6,552	7,769	10,318

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The allowance for loan losses represents management’s estimate of probable losses inherent in the portfolio. The allowance for homogeneous loans portfolios which consist mainly of consumer loans (e.g. direct consumer financial, real estate, credit card loan) and commercial loans (e.g. industrial, import financing and export financing), is based on loss estimation models which consider a variety of factors including, but not limited to, historical loss experience, delinquencies, estimated defaults, internal credit ratings, together with analyses that reflect current trends and economic conditions.

9. Equity Investees and Other Investments

		December 31,

Company	December 31, 2008	2006	2007		2008

	Voting ownership %	Equity in earnings (losses)	Investment	Equity in earnings (losses)	Shareholders ´ Equity	Net income (losses)	Investment	Equity in earnings (losses)

BES Investimentos do Brasil S.A.	20.00	5	32	10	185	35	37	7
BIU Participações S.A. (1)	33.84	-	1	4	-	50	-	17
Cia. Brasileira de Meios de Pagamento – VISANET	39.26	236	245	351	707	1,441	281	573
Cia. Brasileira de Soluções e Serviços – Visavale	35.20	9	21	7	82	38	28	13
CPM Holding Ltd.	49.00	(80)	33	25	67	-	33	-
Serasa S.A. (1)	-	29	-	10	-	-	-	-
Fidelity Processadora e Serviços S.A	49.00	-	-	-	229	(8)	112	(4)
Cia. Brasileira de Gestão e Serviços S.A	41.85	-	-	-	84	(22)	35	(9)
Other Investments (2)	-	25	429	-			355	-

Total		224	761	407			881	597

(1)
On June 2007, we sold 18.1% interest of the total capital of Serasa S.A. to Experian Brasil Aquisições Ltda. The  gross gain on sale of the mentioned participation was R$ 599. The remaining interest in the shareholders' equity of  Serasa was contributed to BIU, a newly created entity where we obtained 33.84% participation and whose other  shareholders also contributed shares of Serasa to BIU. BIU had as of December 31, 2008 a 24.39% participation in  Serasa.

(2)	Including mainly our investments in preferred shares of IRB- Brasil Resseguros S.A - 42.5% and CPM Braxis S.A - 31.8%, as well as other investments.

As of December 31, 2008, the above investments were not regularly traded on any stock exchange.

The following table sets forth, on a combined basis, aggregated summary financial information for our equity investees and other investments.

	December 31,
	2007	2008

Current assets	4,525	5,350
Non-current assets	922	1,313
Current liabilities	3,729	5,019
Non-current liabilities	1,280	1,096
Gross Profit	2,513	2,591
Profit before income taxes	1,961	2,227
Net income	1,417	1,450

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

Dividends, including interest on shareholders’ capital, received from the equity investees above were as follows:

	Year ended December 31,

	2006	2007	2008

Companhia Brasileira de Meios de Pagamento - Visanet	211	278	537
Serasa S.A.	22	2	-
Biu Paricipações S.A.	-	17	18
Others	3	4	8

Total	236	301	563

10. Premises and Equipment, Net

	December 31,

	2007	2008

Furniture and equipment	1,681	1,854
Leased equipment	1,846	2,212
Data processing equipment	1,713	1,722
Buildings	859	756
Development and acquisition costs of software	628	911
Land	508	502
Leasehold improvements	559	915
Vehicles	28	28
Others	7	10
Less: accumulated depreciation and amortization	(4,282)	(4,647)

Total	3,547	4,263

Depreciation and amortization expense were R$534, R$746 and R$881 for the years ended December 31, 2006, 2007 and 2008, respectively.

We have entered into leasing agreements, primarily related to data processing equipment, which are accounted for as capital leases. Under this accounting method both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy of owned assets.

In 2002 and 2003, certain bank branches were sold through public auctions as part of a disposal program. These comprised cash transactions or installment sales financed by the Bank. There were no sales of bank branches through public auctions in 2007 and 2008.

At the same time, these branches were leased to us for the purpose of continuing our business operations and were accounted for mostly as operating leases. Only the financed sales were maintained as fixed assets, reflecting the possibility of repossession in the event of default by the purchaser.

Future liabilities for the payment of leases related to financings for the following five years are as follows:

For the year ending December 31,	Lease expense

2009	0.5
2010	0.5
2011	0.5
2012	0.5
2013	0.5

Total	2.5

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

11. Goodwill and Other Intangible Assets

(a) Goodwill

The changes in the carrying amount of goodwill as a result of our acquisitions (Note 1 (b)) for the years ended December 31, 2007 and 2008 are as follows:

	Segments

	Banking	Insurance, pension plans and certificated savings plans	Total

Balance as of December 31, 2006	667	-	667
BMC acquisition	234	-	234
Tax benefit on realization for tax purposes of tax deductible
goodwill on acquisitions	(76)	-	(76)

Balance as of December 31, 2007	825	-	825

Ágora acquisition	430	-	430
Mediservice acquisition	-	81	81
Tax benefit on realization for tax purposes of tax deductible	(50)	-	(50)

Balance as of December 31, 2008	1,205	81	1,286

The banking segment and the insurance, pension plans and certificated savings plans, in which we allocated the acquisitions, is tested annually for impairment of goodwill. We did not identify any impairment losses to be recorded in 2007 and 2008.

(b) Other intangible assets

The net carrying amount of finite-lived intangible assets subject to amortization is related to: existing client deposit and relationship portfolios of R$1,722 and R$1,542 and amounts paid to acquire exclusive rights for rendering banking services of R$1,253 and R$1,596, at December 31, 2007 and 2008, respectively.

The net carrying amount of finite-lived intangible assets for the year ended December 31, 2007 and 2008 are as follows:

	Segments

	Banking	Insurance, pension plans and certificated savings plans	Total

Balance at January 1, 2007	2,156	7	2,163

Acquisition of BMC	281	-	281
Acquisition of Josema	167	-	167
Acquisition of rights for rendering banking services	984	-	984
Amortized during the year	(616)	(4)	(620)

Balance as of December 31, 2007	2,972	3	2,975
Acquisition of Ágora	143	-	143
Acquisition of rights for rendering banking services	822	-	822
Amortized during the year	(799)	(3)	(802)

Balance as of December 31, 2008	3,138	-	3,138

The following table presents the gross carrying value and accumulated amortization for finite-lived intangible assets subject to amortization:

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31, 2007		December 31, 2008

	Gross carrying	Accumulated	Gross carrying	Accumulated
	value	amortization	value	amortization

Other intangible assets	5,391	2,416	6,356	3,218

The aggregate amortization expense was R$430, R$620 and R$802 for 2006, 2007 and 2008, respectively.

The estimated amortization expense for the next five years is as follows:

For the year ended December 31,	Amortization expense

2009	755
2010	699
2011	624
2012	452
2013	192

12. Other Assets

	December 31,

	2007	2008

Deferred tax assets, net (Note 16)	4,759	9,782
Credit card operations	5,804	7,547
Restricted escrow deposits for taxation and labor matters	4,517	6,173
Taxes available for offset	1,475	2,274
Insurance premiums receivable	1,325	1,432
Negotiation and intermediation of securities	1,378	2,985
Advances to FGC (Deposit Garantee Association)	-	898
Deferred policy acquisition costs(1)	641	817
National property system	453	467
Securitization of credit card bill receivables (Note 14 (d))	308	241
Prepaid expenses	183	133
Foreclosed assets, net	195	327
Other	2,429	5,043

Total	23,467	38,119

(1) Commissions paid to insurance brokers on trade of insurance products, private pension plans and certificated savings plans.

13. Short-term Borrowings

	December 31,

	2007	2008

Import and export financings	6,073	10,958
Commercial paper	1,915	2,890
Other	1	1

Total	7,989	13,849

Import and export financings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

At December 31, 2008 interest rates applicable to short-term borrowings were between 1.62% and 5.47% per annum (2007 – 4.69% and 5.51%) for import and export financings, and 1.62% and 6.04% per annum (2007 – 4.78% and 6.24%) for commercial paper. Average borrowing rates in 2007 and 2008 were 5.36% and 3.95% per annum, respectively.

14. Long-term Debt

	December 31,

	2007	2008

Local onlendings	14,087	19,095
Subordinated notes	15,850	19,249
Non-convertible debentures	2,595	1,220
Debt issued under securitization of payment orders and credit card bill receivables (Note 14 (d))	2,497	5,305
Euronotes	810	217
Mortgage notes	867	771
Obligations under capital leases	874	1,042
Foreign currency loans (1)	1,335	356

Total	38,915	47,255

(1)	On December 3, 2007, we made a foreign currency loan in the amount of JPY 79,205, corresponding to R$1,283. The maturity date of the transaction was November 26, 2008.

(a) Local onlendings

Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities that invest primarily in premises and equipment. Such amounts are due in monthly installments through 2029 and bear fixed interest between 1.0% and 19.7% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (Federal Government long-term interest rate determined on a quarterly basis, or "TJLP") and Taxa Referencial de Juros (reference interest rate, or “TR”) respectively. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Equipment Finance Authority) in the form of credit lines.

(b) Subordinated notes

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

				December 31,

Maturity/date	Original term (in years)	Currency	Interest %	2007	2008

2008	7	R$	100% CDI(1) + 0.75%	616	-
2011	5	R$	102.5% CDI(1) – 104% CDI(1)	5,608	6,328
2011	10	US$	10.25%	265	347
			103% CDI(1)
			100% CDI(1) + 0.344%
2012	5	R$	IPCA + (7.102% - 7.632%)	3,327	3,758
			100% CDI(1) + 0.75%
			100% CDI(1) + 0.87%
2012	10	R$	100% CDI(1) – 102.5%CDI(1)	3,770	4,252
			100% CDI(1) + 0.34%
			100% CDI(1) + 0.49%
			100% CDI(1) + 0.82%
2013	5	R$	IPCA + (7.44% - 8.20%)	-	631
2014	5	R$	112% CDI(1)	-	1,018
2012	10	Yen	4.05	241	315
2013	10	US$	8.75	896	1,172
2014	10	US$	8.00	592	729
No stated
maturity(2)		US$	8.87	535	699

Total				15,850	19,249

(1)	Brazilian benchmark interest rate.
(2)	On June 3, 2005, perpetual subordinated debt was issued in the amount of US$ 300. With interest paid on a quarterly basis as from September 3, 2005.

(c) Non-convertible debentures

				December 31,

Maturity/date	Original term years	Currency	Interest %	2007	2008

2011	6	R$	104% - CDI	2,595	1,220

Total				2,595	1,220

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

Proceeds from sale of current and future flows of payment orders and credit cards bills received by the SPF entities are required to be maintained in a specified bank account until a certain minimum level is achieved. The amount subject to restricted withdrawal in the amount of R$63 in 2008 is considered "Restricted Cash" and presented as “Cash and due from banks” in our consolidated balance sheet. As of December 31, 2007 this effect did not exist.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The following table summarizes the main characteristics of debts issued by the SPF entities:

				December 31,

Asset securitized	Maturity/date	Currency	Annual rate - %	2007	2008

Payment orders(1)	2010	US$	6.75	191	116
Payment orders(1)	2012	US$	4.69	142	150
Payment orders(1)	2014	US$	2.80 - 5.89	1,612	3,282
Payment orders	2015	US$	2.41	-	1,170
Credit card bills(2)	2011	US$	5.69	552	587

Total				2,497	5,305

(1)
If the SPF entity fails to make a timely payment of accrued interest and/or principal, the investors have the benefit of a financial guarantee insurance policy provided by an unrelated insurance company.

(2)
The majority of the securities issued will be repaid through the future flows of credit card bills provided by us, whereas the remaining securities will be repaid by the beneficiary designated bank (Banco do Brasil S.A.). Therefore, since the SPF entity was consolidated in our financial statements, we have recorded, our portion, R$241 as securitization of credit card bill receivables in “Other assets” as of December 31, 2008 (2007 – R$ 308).

(e) Euronotes

			December 31,

Maturity/date	Currency	Range of annual coupon rates - %	2007	2008

2008	US$	4.38 -12.29	548	-
2009	US$	12.29	-	31
2010	R$	14.80	258	141
After 2011	US$	1.47 – 6.39	4	45

Total			810	217

(f) Mortgage notes

Mortgage notes are generally issued with maturities up to one year and bear interest rates of TR plus interest between 10.5% and 11.0% p.a.

(g) Long-term debt maturity

	December 31,

	2007	2008

Due within one year	8,395	8,664
From 1 to 2 years	6,912	8,594
From 2 to 3 years	613	8,613
From 3 to 4 years	11,571	8,564
From 4 to 5 years	6,692	4,399
Over 5 years	4,197	7,722
No stated maturity	535	699

Total	38,915	47,255

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

15. Other Liabilities

(a) Breakdown of other liabilities

	December 31,

	2007	2008

Pension plan investment contracts	37,947	43,388
Insurance claims and pension plans reserves	14,616	14,689
Litigation (Note 24 (b))	9,091	9,968
Credit card operations	6,018	5,921
Certificated savings plans	2,491	2,706
Unpaid claims and claim adjustment reserves (Note 15 (b))	2,738	3,052
Payment orders to be settled	2,092	2,844
Interest on shareholders’ capital payable	2,194	1,686
Negotiation and intermediation of securities	1,457	2,454
Taxes on income	1,239	1,022
Labor related liabilities	1,120	1,274
Foreign exchange portfolio, net	607	710
Social security program reserve	382	331
Taxes other than on income	262	335
Collection of third-party taxes, social contributions and other	267	327
Others	4,358	6,986

Total	86,879	97,693

(b) Changes in unpaid claims and claim adjustment reserves

	December 31,

	2006	2007	2008

Balance at the beginning of the year	2,383	2,821	2,738
( - ) Reinsurance recoverables(1)	(53)	(35)	(55)

Net balance at January 1	2,330	2,786	2,683

Incurred related to:
current year	5,963	6,462	7,162
prior years	396	399	555

Total incurred	6,359	6,861	7,717

Payments related to:
current year	5,442	5,970	5,244
prior years	461	994	2,142

Total payments	5,903	6,964	7,386

Net balance at December 31	2,786	2,683	3,014

( + ) Reinsurance recoverables(1)	35	55	38

Balance at the end of the year	2,821	2,738	3,052

____________________
(1)	Reinsurance recoverables are recorded as “Insurance premiums receivable” in “Other assets”.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

16. Income Tax and Social Contribution

We and each of our subsidiaries file separate company tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax (rate of 15% plus an additional of 10%) and social contribution (rate of 15%), which is an additional federal tax, applicable to all periods presented.

On January, 2008, the Brazilian Government increased the social contribution rate for companies of the financial sector, from 9.0% to 15.0% . Financial Institutions have collected the social contribution at a rate of 15% since May 1, 2008.

The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,

	2006	2007	2008

Income before income tax and social contribution	8,750	11,297	6,748
Adjusted for: equity in earnings of unconsolidated companies	(224)	(407)	(597)

Adjusted tax basis	8,526	10,890	6,151

Tax expense at statutory rates	(2,899)	(3,703)	(2,460)
Non deductible expenses/(non-taxable income)	(35)	89	(15)
Tax benefit on interest attributed to shareholders’ capital paid	523	539	783
Non-deductible exchange gains (losses) on foreign assets	(171)	(606)	803
Foreign exchange variation adjustment on available for sale securities	(23)	99	-
Reversal of prior year allowance for non-realization of deferred tax assets	116	107	-
Effect of changes in tax laws and rates on deferred tax	-	-	1,240
Deferred tax assets acquired from purchase of a non operating entity	53	-	-
Others	163	123	50

Income tax expense	(2,273)	(3,352)	401

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	December 31,

	2007	2008

Provisions not currently deductible, mainly allowance for loan losses and contingencies	6,492	11,803
Tax loss carryforwards	761	1,446
Other temporary differences	190	93

Total gross deferred tax assets	7,443	13,342

Allowance for non-realization	(37)	(42)

Total deferred tax assets	7,406	13,300

Temporary non-taxable gains, mainly relating to mark-to-market adjustment on securities, derivative financial instruments	1,391	955
Temporary non-taxable gains, mainly relating to leasing	518	1,325
Other temporary differences	738	1,238

Total deferred tax liabilities	2,647	3,518

Net deferred tax asset, included in other assets (Note 12)	4,759	9,782

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

We adopted the provisions of FASB Interpretation No 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of Interpretation 48, no increase or decrease in the liability for unrecognized tax benefits was recognized. A reconciliation of the beginning and ending liabilities amounts of unrecognized tax benefits are as follows:

	December 31,

	2007	2008

Balance at the beginning of the year	2,391	2,977
Provision and Indexation charges	522	289
Payments and reversal	(13)	(37)
Business combination	77	-

Balance at the end of the year	2,977	3,229

The above balance at the end of the year represents the amount of unrecognized tax benefits reported in “Tax litigation”. (See note 24 (b)) that if recognized, would favorably affect the effective tax rate in future periods (except interest accrued and penalties).

We recognize interest accrued and penalties related to unrecognized tax benefits as liabilities and expense, which includes the total amount of R$ 164 and R$ 190 for the years ended December 31, 2007 and 2008, respectively in other non-interest expense. The Company recorded a liability of R$1,393 and R$ 1,583 for the payment of the interest and penalties accrued at December 31, 2007 and 2008, respectively.

As of December 31, 2008, we have been involved in several tax disputes, including judicial lawsuits and administrative proceedings, mainly relating to the constitutionality and legality of certain taxes imposed on us by the Brazilian government, among which the most relevant are related to: (i) questioning of CSLL required from financial institutions in the reference years from 1995 to 1998 by rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy, representing R$ 1,366; (ii) lawsuit to allow the deduction, for purposes of determination of the calculation basis of due IRPJ and CSLL, of the amount of the effective and definite losses, total or partial, suffered from 1997 to 2006, in the reception of credits, regardless of the compliance with the conditions and terms provided for in articles 9 to 14 of Law No. 9,430/96 which only apply to the provisory losses, in the amount of R$ 567; and (iii) a lawsuit for the non-collection of CSLL from 1996 to 1998, years in which some companies of Bradesco Organization did not have employees, since the subsection I, article 195, of the Federal Constitution provides for that this contribution is only due by employers, in the amount of R$ 511.

Although it is possible that a change in the gross balance of unrecognized tax benefits may occur in the next 12 months of December 31, 2008, quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcome of outstanding issues in Brazilian courts. However, we do not anticipate any adjustments would result in a material change to its financial position.

We file income tax returns in the Brazilian federal jurisdiction, the major tax jurisdictions in which we and our subsidiaries operate, and should be no longer subject to examinations by Brazilian tax authority for tax years before 2004.

17. Shareholders' Equity

(a) Capital and shareholders' rights

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

The Special Shareholders’ Meeting held on January 4, 2008 resolved to increase the capital stock by R$1,200, increasing it from R$19,000 to R$20,200 thousand, by means of the issuance of 27,906,977 new shares, all non-par, registered, book-entry shares, 13,953,489 of which are common shares and 13,953,488 are preferred shares.

The Special Shareholders’ Meeting held on March 24, 2008 resolved to increase the capital stock in the amount of R$2,800, raising it from R$20,200 to R$23,000, by using part of the balance of “Profit Reserves– Statutory Reserve,” attributing to the Company’s shareholders, free of charge, as a bonus, one (1) new share of the same type for each two (2) shares owned. 1,023,288,867 non-par, registered, book-entry shares were issued, 511,644,460 of which are common shares and 511,644,407 are preferred shares.

Simultaneously and in the same proportion to the transaction in the Brazilian Market, DRs were granted as a bonus in the American (NYSE) and European (Latibex) markets, and investors received one (1) new DR for each two (2) DRs owned, which continued to be traded in the proportion of one (1) preferred share for one (1) DR, in the respective markets. The process was ratified by Bacen on March 27, 2008.

At December 31, 2008, Bradesco's outstanding capital consists of 1,534,805,958 voting common shares and 1,534,900,221 non-voting preferred shares with no par value. Preferred shares carry no voting rights but have priority over common shareholders in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a minimum dividend per-share 10% greater than that distributed per-share to common shareholders.

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

Brazilian companies are permitted to pay interest on capital to shareholders based on shareholders’ equity, and treat such payments as a tax deductible expense for Brazilian income and social contribution tax purposes. The notional interest charge is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. A withholding tax is due and paid upon payments of interest on capital to shareholders.

(e) Comprehensive Income

	Year ended December 31,

	2006	2007	2008

Net income reported in statement of income	6,462	7,908	7,018

Unrealized holding gains (losses) arising during the period:
Unrealized gains (losses) on available for sale securities	2,228	2,696	(2,718)
Less reclassification adjustment for (gains) losses on available for sale securities included in net income	(1,157)	(1,456)	(609)
Defined benefit plans	-	65	21

Other comprehensive income before tax	1,071	1,305	(3,306)
Income tax related to items of other comprehensive income (loss)	(338)	(577)	1,503

Other comprehensive income (loss), net of tax	733	728	(1,803)

Comprehensive income	7,195	8,636	5,215

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(f) Accumulated other comprehensive income is as follows:

	Year ended December 31,

	2006	2007	2008

Balance at the beginning of the year	412	1,160	1,888
Current period change:
Unrealized gains (losses) on available for sale securities. net of taxes	733	685	(1,810)
Defined benefit plans	15	43	7

Balance at the end of the year	1,160	1,888	85

18. Fee and Commission Income

	Years ended December 31,

	2006	2007	2008

Fees charged on checking account services	1,879	2,108	1,794
Asset management fees	1,245	1,455	1,826
Collection fees	751	859	959
Credit card fees	929	1,273	1,696
Interbank fees	290	321	387
Fees for receipt of taxes	237	237	219
Financial guarantees	143	197	330
Consortium management	202	256	318
Other(1)	703	1,113	1,468

Total	6,379	7,819	8,997

(1) None of the items included in “other” is significant on an individual basis.

19. Administrative Expenses

	Years ended December 31,

	2006	2007	2008

Third-party services	1,343	1,820	2,281
Financial system services	634	658	831
Communication	738	923	1,052
Transport	523	509	553
Rents	343	353	453
Advertising and publicity	443	557	610
Maintenance and repairs	312	292	373
Data processing	329	467	440
Office supplies	165	189	200
Water, electricity and gas	158	172	180
Other	235	296	315

Total	5,223	6,236	7,288

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

20. Other Non-Interest Income and Expenses

	Years ended December 31,

	2006	2007	2008

Other non-interest income:
Net gains in foreign exchange transactions	43	48	488
Recovery of expenses	122	46	59
Rental income	21	10	14
Other(2)	635	1,003	1,429

Total non-interest income	821	1,107	1,990

Other non-interest expense:
Taxes on services, income and other taxes	2,042	2,327	1,816
Litigation(1)	324	509	635
Monetary variation and exchange loss, net	608	1,459	210
Branch network losses	265	130	165
Loss (gain) on sale of foreclosed assets, unconsolidated investments and premises and equipment, net (3)	(27)	(1,200)	(165)
Credit card bonus	101	162	196
Asset management expenses	38	23	34
Other(2)	1,378	1,330	3,613

Total non-interest expenses	4,729	4,740	6,504

(1)	Includes only those items not recognized specifically in personnel or tax expenses, registered in specific accounts.
(2)	None of the items included in “other” is significant on an individual basis.
(3)
In 2007, we recorded a gross gain mainly from the partial sale of our investments (i) in Serasa, in the amount of R$599, (ii) in Bovespa – R$253 and (iii) in BM&F – R$263. The remaining balance of our investments in Bovespa and BM&F was reclassified as “available for sale securities, at fair value”.

21. Fair Value Disclosures

The fair market values of financial instruments are measured in accordance with SFAS 157, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants, also referred to as exit price. Also in accordance with SFAS 157, we categorize its financial instruments, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below. Trading account assets, derivative assets and liabilities and available for sale debt and marketable equity securities are carried at fair value in accordance with accounting literature, including SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities (SFAS 115) and SFAS 133.

Trading Assets and Available-for-Sale Securities

The fair values of trading account assets and liabilities and available for sale securities are primarily based on actively traded markets where prices are based on either direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of trading account assets or liabilities and available for sale securities. Level 1 securities included highly liquid equity securities, mutual funds, Brazilian government securities as well certain foreign government securities. Level 2 include corporate and bank debt securities for which market price quotes may not be readily available. The fair value of these instruments are estimated based on quoted prices for similar assets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets We also use pricing models or discounted cash flow methodologies . Situations of illiquidity generally are triggered by the market’s perception of credit uncertainty regarding a single company or a specific market sector. In these instances the securities are classified within level 3 of the valuation hierarchy once the fair value is determined based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets as well as other factors which require significant management judgment or estimation.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Derivative Assets and Liabilities

Exchange traded derivatives valued using quoted prices are classified within level 1 of the valuation hierarchy. However few classes of derivatives contracts are listed on an exchange, thus, the majority of the Bank´s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices, and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity, which are used to value the position. The majority of market inputs are observable and can be obtained mainly from BM&F and the secondary market.

The yield curves are used to determine the fair value for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined on quoted markets prices on the exchanges of exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined on mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. Further, many of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within level 2 of the valuation hierarchy.The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other deal specific factors, where appropriate.

Derivatives that are valued based upon with significant unobservable market parameters and that are not traded less actively are classified within level 3 of the valuation hierarchy. Level 3 derivatives include credit default swaps referenced to corporate debt securities.

Recurring Fair Value

Assets and liabilities measured at fair value on a recurring basis.

	R$ million

	December 31, 2008

Assets	Level 1	Level 2	Level 3	Fair Value

Brazilian government securities	13,183	-	-	13,183

Brazilian Central Bank compulsory deposits	13,183	-	-	13,183

Mutual funds	41,042	-	-	41,042
Brazilian government securities	35,727	-	-	35,727
Corporate debt and equity securities	1,433	14	4,957	6,404
Brazilian sovereign bonds	43	-	-	43
Bank debt securities	19	24	4,447	4,490
Foreign government securities	84	1,672	-	1,756

Trading assets	78,348	1,710	9,404	89,462

Derivative financial instruments	13	2,298	76	2,387
Derivative financial instruments (liabilities)	-	(1,999)	(42)	(2,041)

Derivative financial instruments	13	299	34	346

Brazilian government securities	20,254	96	100	20,450
Corporate debt securities	2,616	40	1,449	4,105
Brazilian sovereign bonds	1,777	-	-	1,777
Bank debt securities	354	29	55	438
Equity Securities	3,185	-	-	3,185

Available-for-sale securities	28,186	165	1,604	29,955

Total Trading Assets at Fair Value	119,730	2,174	11,042	132,946

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2008, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

	R$ million

	Trading Assets	Net Derivatives (a)	Available-for- sale securities	Total

Balance, January 1, 2008	3,845	20	345	4,210

Included in earnings	1,906	14	91	2,011
Included in other comprehensive income	-	-	(79)	(79)
Purchases, issuances and settlements	3,653	-	1,247	4,900

Balance, December 31, 2008	9,404	34	1,604	11,042

(a) Net derivatives at December 31, 2008 included derivative assets of R$76 and derivative liabilities of R$42.

There was no significant transfer of securities between level 3 and other levels during 2008.

The table below summarizes gains and losses due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets and liabilities during the year ended December 31, 2008.

	R$ million

	Trading Assets	Net Derivatives (a)	Available-for- sale securities	Total

Interest on securities (trading)	1,948	-	82	2,030
Net trading gains / losses	(42)	14	-	(28)
Net realized gains / losses on Available-for-
Sale Securities	-	-	9	9

Total	1,906	14	91	2,011

The table below summarizes gains and losses due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets and liabilities that were still held at December 31, 2008.

	R$ million

	Trading Assets	Net Derivatives (a)	Total

Net Trading Gain (losses)	19	14	33

Total	19	14	33

Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. The Company did not have any asset or liability for which a nonrecurring change in fair value has been recorded during 2008.

22. Fair Value of Financial Instruments (SFAS 107 Dislosure)

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

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheet for cash, due from banks and short-term investments approximate their fair values. Short-term investments include: interest-earning deposits in other banks and federal funds sold and securities purchased under resale agreements. These financial instruments generally expose the Bank to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market.

Held to maturity securities

Held to maturity securities are carried at amortized cost. Fair values are estimated according to the assumptions described on note 2 (e) and 21. See Note 6 for further details regarding the amortized cost and fair values of held to maturity securities.

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

The following table presents the carrying amounts and estimated fair values for loans, excluding leasing operations:

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,

	2007		2008

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Commercial:
Industrial and others	42,895	43,179	60,576	60,758
Import financing	2,171	2,171	3,346	3,346
Export financing	15,281	15,281	23,798	23,798
Construction	1,598	1,598	3,110	3,110
Individuals:
Overdraft	1,899	1,899	2,449	2,449
Real estate	1,485	1,486	1,952	1,953
Financing (1)	37,850	37,956	33,401	33,236
Credit card	2,529	2,529	2,681	2,681
Rural credit	9,006	9,001	10,449	10,463
Foreign currency loans	2,522	2,492	2,765	2,780
Public sector	94	94	94	94

Total loans, net of allowance for loan losses	117,330	117,686	144,621	144,668

(1) Consists primarily of automobile financing and direct consumer financing.

Deposits

The fair value of fixed-rate deposits with stated maturities was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

The following table presents the carrying amounts and estimated fair values for deposits:

	December 31,

	2007		2008

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Deposits from customers:
Demand deposits	29,423	29,423	28,612	28,612
Savings accounts	32,813	32,813	37,768	37,768
Time deposits	35,733	35,729	97,423	97,733
Deposits from financial institutions	372	372	698	698

Total deposits	98,341	98,337	164,501	164,811

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

The following table presents the carrying amounts and estimated fair values for long-term debt:

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,

	2007		2008

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Local onlendings	14,087	13,993	19,095	19,058
Subordinated notes	15,850	16,161	19,249	19,589
Non-convertible debentures	2,595	2,595	1,220	1,220
Debt issued under securitization of payment orders and credit card bill receivables	2,497	2,497	5,305	5,305
Euronotes	810	781	217	216
Mortgage notes	867	867	771	771
Obligations under capital lease	874	874	1,042	1,042
Foreign currency loans	1,335	1,349	356	360

Total	38,915	39,117	47,255	47,561

Off-balance sheet financial instruments

The fair value of commitments to extend credit is estimated based on the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present credit quality to the counterparties.

The fair values of standby and commercial letters of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties. The fair value of derivatives is included with trading assets. Note 23(b) for the notional value and estimated fair value of our off-balance sheet derivative financial instruments.

23. Off-balance Sheet Financial Instruments

(a) Risks and Risk Management

The main risks related to financial instruments, which result from the Company’s and its subsidiaries’ business are: credit risk; market risk and; liquidity risk. Management of these risks is a process that involves different levels of the Company and covers several policies and strategies. In order to ensure uniqueness in the risk management process, a high level permanent forum was created with the intention of obtaining synergy among these activities at the Company. This forum, called Integrated Risk Management and Capital Allocation Committee, is a statutory body and has as duty to advise the Board of Directors on the approval of institutional policies, operational guidelines and the establishment of exposures limits to risks within the scope of the Company. Risk management policies are, in general, conservative, seeking to limit absolute losses to a minimum.

Credit Risk and Concentration Risk

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

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions.

Bradesco regularly monitors various segments of its credit portfolio to assess potential concentration risks and to obtain collateral when deemed necessary. The Credit Department and Committees is significantly involved in the credit approval and review process, and risk levels are adjusted as needed to reflect management’s risk tolerance.

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

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Notional amounts		Fair value

	December 31,		December 31,

	2007	2008	2007	2008

Interest rate futures contracts:
Purchases	5,078	39,349	-	-
Sales	33,277	16,814	-	-
Foreign currency futures contracts:
Purchases	6,212	4,308	-	-
Sales	14,196	17,905	-	-
Futures contracts – others:
Purchases	59	28	-	-
Sales	25	10	-	-
Interest rate option contracts:
Purchases	3,380	2,949	31	39
Sales	2,916	4,216	(31)	(52)
Foreign currency option contracts:
Purchases	1,149	2,341	1	395
Sales	1,947	2,497	(6)	(283)
Option contracts - others:
Purchases	322	949	47	14
Sales	862	2,320	(105)	(345)
Foreign currency forward contracts:
Purchases	1,658	9,811	34	601
Sales	1,680	2,437	(154)	(222)
Forward contracts - others:
Purchases	97	-	109	-
Sales	97	-	(97)	-
Swap contracts:
Asset Position:
Interest rate swaps	13,660	8,546	857	278
Currency swaps	19,096	12,934	55	1,060
Liability Position:
Interest rate swaps	8,090	8,023	(402)	(319)
Currency swaps	24,348	13,273	(157)	(820)

Interest rate, currency and cross-currency interest rate swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions due to changes in interest rates and the exchange rate of currencies. The total credit exposure associated with interest rate and currency swaps was R$1,134 and R$2,387 at December 31, 2007 and 2008, respectively.

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

(c) Credit Derivatives

Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event. Credit events generally include bankruptcy of the referenced credit entity, failure to pay under the obligation, acceleration of indebtedness and payment repudiation or moratorium, as well as any type of change in ownership or organizational restructuring. The seller of credit protection receives a premium for providing protection, but has the risk that the underlying instrument referenced in the contract will be subjected to a credit event.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The following table summarizes the notional and fair value amounts of credit derivatives as of December 31st, 2008, where Bradesco is the seller of the protection. The maturity profile presents the years to maturity based upon the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based. The ratings and maturity profile of protection purchased is comparable to the profile reflected below.

Protection sold - credit derivatives ratings / maturity profile

December 31, 2008	< 1 year	1-5 year	> 5 year	Maximum Payout/ Notional	Fair value

Risk rating of reference entity
• Investment grade (AAA to BBB-) (a)	2,019	10,700	245	12,964	(412)
• Noninvestment grade (BB+ and below) (a)	74	12	-	86	(2)

Total	2,093	10,712	245	13,050	(414)

(a) Rating scale is based upon the ratings granted to the reference entities by Standard & Poors.

During the period there was no occurrence of a credit event related to triggering events provided for in the contracts.

(d) Off-balance sheet credit instruments

As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts

	December 31,

	2007	2008

Commitments to extend credit including credit cards	54,253	65,016
Financial guarantees	24,296	33,879
Other letters of credit	361	1,242

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

(e) Financial guarantees

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The following is a summary of the carrying values for the financial guarantees and other letters of credit, mentioned before:

	December 31,

	2007		2008

	Maximum payout/ Notional	Carrying value	Maximum payout/ Notional	Carrying value

Financial guarantees	24,296	74	33,879	83
Other letters of credit	361	2	1,242	7

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

24. Commitments and Contingencies

(a) Assets under management

We manage a number of assets and customer portfolios that are available to institutional investors and the general public. These assets are not included in our consolidated balance sheet. Fees are generally charged monthly, representing approximately 0.92% (2007 – 0.88%) per annum of the market value of the assets under management.

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

The remaining litigation matters, considered as possible under our judgment based on information available, are related to tax assessments in the amount of R$134 as of December 31, 2008 (R$161 in 2007), which we believe are inconsistent with existing law and, therefore, are not recognized in our consolidated financial statements. Resolution of these issues is not expected to have a significant impact on our financial position or results of operations.

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

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

We also face a number of civil matters, which primarily consist of claims for pecuniary damages, such as (i) to collect on unpaid financial instruments, (ii) in relation to returned checks; (iii) in reporting adverse claims arising from credit information to credit reporting agencies and (iv) replacement of inflation rates excluded as a result of economic plans. None of these claims is individually significant.

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

The changes in the provision during the periods were as follows:

	Year ended December 31,

Tax litigation	2006	2007 (1)	2008 (1)

At beginning of year	3,540	5,046	6,272
Business combinations	275	160	-
Indexation charges	509	387	438
Provisions	815	1,009	819
Reversal	(51)	(305)	(477)
Payments	(42)	(25)	(141)

At end of the year	5,046	6,272	6,911

(1) Includes the total amounts of R$ 2,977 and R$ 3,229 related to liabilities of unrecognized tax benefits recognized at December 31, 2007 and 2008, respectively. See note 16.

	Year ended December 31,

Labor litigation	2006	2007	2008

At beginning of year	814	1,259	1,474
Business combinations	190	5	3
Provisions	726	705	545
Reversal	(50)	(33)	(53)
Payments	(421)	(462)	(432)

At end of the year	1,259	1,474	1,537

	Year ended December 31,

Civil litigation	2006	2007	2008

At beginning of year	506	820	1,345
Business combinations	153	47	-
Provisions	427	784	753
Reversal.	(61)	(143)	(178)
Payments	(205)	(163)	(400)

At end of the year	820	1,345	1,520

Total provision	7,125	9,091	9,968

25. Regulatory Matters

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

The following table sets forth our required capital ratios (in percentages) based on the Brazilian GAAP financial statements.

	December 31,

	2006	2007	2008

In accordance with the Basel Accord applicable to Brazil
Tier I Capital	11.58%	10.24%	12.94%
Tier II Capital	4.90	3.73	3.15

Total Capital	16.48	13.97	16.09

Minimum required by Brazilian Central Bank	11.00%	11.00%	11.00%

Currently, the Central Bank does not limit the amount of dividends that may be paid subject to the capital requirements set forth above. As of each reporting date, we were in compliance with all capital requirements imposed by the Central Bank.

26. Segment Information

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

Principal segment assumptions for revenues and expenses include: (i) cash surpluses generated by the insurance. pension plan and certificated savings plans segment are retained by that segment resulting in an increased net interest income, (ii) salaries and benefits and administrative costs included within the insurance, pension plan and certificated savings plans segment consist of only costs directly related to those operations, and (iii) costs incurred in the Banking segment relating to branch network infrastructure and other overheads are not allocated.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31, 2006

	Banking	Insurance. pension plan and certificated savings plans	Other operations, adjustments, reclassifications and eliminations	U.S. GAAP consolidated

Interest income	27,771	6,476	24	34,271
Interest expense	(13,039)	-	170	(12,869)

Net interest income	14,732	6,476	194	21,402

Provision for loan losses	(3,770)	-	3	(3,767)
Insurance premiums	-	11,212	(3,091)	8,121
Pension plan income	-	2,650	(1,859)	791
Certificated saving plans	-	1,418	(1,418)	-
Equity in earnings (losses) of unconsolidated companies	296	106	(178)	224
Other income	9,243	1,258	216	10,717
Salaries and benefits	(5,543)	(504)	(40)	(6,087)
Administrative expenses	(4,962)	(498)	237	(5,223)
Insurance claims	-	(7,347)	1,223	(6,124)
Changes in provisions related to insurance, pension plan, certificated savings plans and pension investment contracts	-	(7,904)	3,705	(4,199)
Pension plan operating expenses	-	(2,164)	1,604	(560)
Insurance and pension plan selling expenses	-	(1,140)	288	(852)
Other expense	(4,761)	(651)	(281)	(5,693)

Income before income taxes and minority interest	5,235	2,912	603	8,750

Identifiable assets	206,349	61,021	(8,099)	259,271

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31, 2007

	Banking	Insurance. pension plan and certificated savings plans	Other operations, adjustments, reclassifications and eliminations	U.S. GAAP consolidated

Interest income	30,000	6,577	(68)	36,509
Interest expense	(12,901)	-	163	(12,738)

Net interest income	17,099	6,577	95	23,771

Provision for loan losses	(4,617)	-	1	(4,616)
Insurance premiums	-	12,556	(3,713)	8,843
Pension plan income	-	2,447	(1,892)	555
Certificated saving plans	-	1,556	(1,556)	-
Equity in earnings (losses) of unconsolidated companies	434	79	(106)	407
Other income	12,777	1,948	(649)	14,076
Salaries and benefits	(6,105)	(510)	(154)	(6,769)
Administrative expenses	(5,846)	(581)	191	(6,236)
Insurance claims	-	(7,391)	1,379	(6,012)
Changes in provisions related to insurance, pension plan, certificated savings plans and pension investment contracts	-	(9,661)	4,680	(4,981)
Pension plan operating expenses	-	(2,037)	1,559	(478)
Insurance and pension plan selling expenses	-	(1,247)	90	(1,157)
Other expense	(7,511)	(265)	1,670	(6,106)

Income before income taxes and minority
interest	6,231	3,471	1,595	11,297

Identifiable assets	275,081	72,449	(13,021)	334,509

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31, 2008

	Banking	Insurance. pension plan and certificated savings plans	Other operations, adjustments, reclassifications and eliminations	U.S. GAAP consolidated

Interest income	48,067	6,295	(559)	53,803
Interest expense	(28,882)	-	450	(28,432)

Net interest income	19,185	6,295	(109)	25,371

Provision for loan losses	(6,651)	-	-	(6,651)
Insurance premiums	-	18,839	(7,876)	10,963
Pension plan income	-	2,426	(1,716)	710
Certificated saving plans	-	1,700	(1,700)	-
Equity in earnings (losses) of unconsolidated
companies	565	162	(130)	597
Other income	9,851	1,231	143	11,225
Salaries and benefits	(6,147)	(570)	(163)	(6,880)
Administrative expenses	(6,964)	(682)	358	(7,288)
Insurance claims	-	(8,857)	1,466	(7,391)
Changes in provisions related to insurance,	-
pension plan, certificated savings plans and
pension investment contracts		(14,540)	10,315	(4,225)
Pension plan operating expenses	-	(1)	(481)	(482)
Insurance and pension plan selling expenses	-	(1,170)	156	(1,014)
Other expense	(6,127)	(649)	(1,411)	(8,187)

Income before income taxes and minority
interest	3,712	4,184	(1,148)	6,748

Identifiable assets	384,463	68,904	(18,077)	435,290

Adjustments to U.S. GAAP relate principally to:

  Interest expense: capital lease accounting and effective interest rate;
  Equity in earnings (losses) of unconsolidated companies: elimination of equity accounting for investments in which we hold less than 20% of the voting capital;
  Insurance and pension investment contracts plans reserves;
  Other income: adjustments for gain/loss on sale of available for sale securities;
  Salaries and benefits: defined benefits pension plan accounting;
  Revenue recognition on sales of branches subject to rental contracts; and
  Other expenses: fair value, goodwill and negative goodwill adjustment related to acquisitions.

Our operations are primarily carried out in Brazil. Additionally, on December 31, 2008 we had a branch in New York, three branches in Grand Cayman and one in Nassau, Bahamas, mainly to complement our banking and advisory services relating to import and export activities with Brazilian customers. Furthermore, we also have the following foreign subsidiaries: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Luxemburgo (Luxembourg), Bradesco Securities. Inc. (New York), Bradesco Securities UK Limited (London), Bradesco Services Co Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman) and Bradesco Trade Services Limited (Hong Kong).

27. Pension Plans

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

We sponsor defined-benefit pension plans, which supplement benefits that the Brazilian government social security system provides to employees of Bradesco and its Brazilian subsidiaries. The pension plans were established solely for the benefit of eligible employees and directors, and their assets are held independently of Bradesco. During 2001, participants of the defined benefit plan for Bradesco employees joined a new defined contribution plan (PGBL). Our plan for the year ended December 31, 2004 and 2006 includes BEM and BEC defined benefit pension plans as a result of their acquisitions on February 10, 2004 and January 3, 2006, respectively. Our contributions to the PGBL plan in 2008 totaled R$269 (2007 – R$340).

Our policy is to fund the pension plans through contributions based on payroll, adjusted periodically pursuant to recommendations of the Fund’s external actuary. At December 31, 2008 our contribution represents 3.9% (2007 – 5.0% and 2006 – 5.2%) of payroll, and employees and directors contribute amounts of at least 4% (2007 – 4% and 2006 – 4%) of their salaries.

The pension plan’s assets are mainly invested in government and private securities, marketable equity securities and properties.

Employees and directors who withdraw from the pension plans for any reason receive the minimum benefit based on past contributions in a single lump sum installment.

BEC, BEM and Banco Alvorada plans are measured annually.

As discussed in Note 2(t), in September 2006 the FASB issued SFAS Nº 158. This statement requires an employer on a prospective basis to recognize the overfunded or underfunded status of its defined benefit pension and postretirement plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. We adopted this requirement, along with the required disclosures, on December 31, 2006. The effects of the adoption as well as the related disclosure requirements are presented below.

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Based upon the report of the pension plan’s external actuary, changes in the benefit obligation and plan assets and the amounts recognized in the consolidated financial statements are as follows:

		Alvorada, BEM and BEC plans

		Year ended

		2006	2007	2008

(i)	Projected benefit obligation:
	At beginning of year	454	712	729
	Business acquisition…	240	-	-
	Service cost	1	5	5
	Benefits paid	(38)	(58)	(58)
	Interest cost	49	70	72
	Plan changes	2	-	-
	Adjustment from date change	-	13	-
	Actuarial loss (gain)	4	(13)	(58)

	At end of year	712	729	690

(ii)	Plan assets at market value:
	At beginning of year	486	724	807
	Business acquisition	194	-	-
	Contributions received:
	Employer	2	4	6
	Employees	1	2	2
	Current return on plan assets	79	123	41
	Adjustment from date change	-	12	-
	Benefits paid	(38)	(58)	(58)

	At end of year	724	807	798

(iii)	Funded status:
	Excess of plan assets over projected benefit
	obligation acquired	(12)	(79)	(109)
	Amounts recognized in the
	balance sheet, net	(12)	(79)	(109)

Net pension (benefit) cost includes the following components:

	Alvorada, BEM and BEC plans

	Year ended

	2006	2007	2008

Projected benefit obligation:
Service cost	5	5	4
Interest cost	70	72	79
Amortization of prior service cost	1	(3)	(6)
Expected return on assets	(72)	(81)	(92)
Expected participant contribution	(2)	(1)	(1)

Net periodic pension cost (benefit)	2	(8)	(16)

Prepaid pension costs and accrued pension liabilities are included in “Other assets” and “Other liabilities” respectively, in our Consolidated Statements of Financial Position.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The amounts recognized in our balance sheets are as follows:

	Em 31 de dezembro de

	2007	2008

Assets
Prepaid pension cost	102	125
Liabilities
Accrued pension liability	23	16
Net asset recognized, end of year	79	109

The amount recognized in accumulated other comprehensive income, which totaled R$ 58 at December 31, 2007 and R$ 61 at December 31, 2008, net of taxes, as a result of the implementation of SFAS 158, relates to actuarial gains.

Assumptions used to determine our benefit obligation and net periodic benefit cost at and for the years ended October 31, 2007 and December 31, 2008 were (1):

	Alvorada plan		BEM plan		BEC plan

	2007	2008	2007	2008	2007	2008

Assumed discount rate	10.2%	11.9%	10.2%	11.9%	10.2%	11.9%
Expected long-term rate of return on assets	10.2	11.9	10.2	11.9	10.2	11.9
Rate of increase in compensation levels	7.1%	7.1%	7.1%	7.1%	7.1%	7.1%

(1) Including a 4.0% p.a. inflation rate and an actual discount rate of 6.0% p.a.

The rationale behind the used long-term rate of return on plan assets is the following:

  Based on the asset managers mid to long-term expectations.
  Private and Brazilian Government bonds, which are a very significant segment of the invested portfolio of Alvorada, BEM and BEC, earn interest above inflation plus interest of 8% p.a. and maturities from short to long-term.
  The asset mix of Alvorada Plan is of more than 59% and 70.8% in government bonds in 2007 and 2008, respectively, and more than 79% and 95.2% in government bonds in the case of the BEM Plan in 2007 and 2008, respectively and more than 61% and 59% in government bonds in the case of BEC plan in 2007 and 2008, respectively, and the remainder assets in stocks for all the plans.

Our pension plan weighted-average asset allocations in 2007 and 2008, by asset category are as follows:

	Alvorada plan assets		BEM plan assets		BEC plan assets

	2007	2008	2007	2008	2007	2008

Asset categories
Equity securities	0.4%	0.3%	4.7%	5.1%	0.0%	0.0%
Debt securities	94.4	94.3	92.1	91.1	90.8	91.1
Real estate	3.5	3.6	0.2	0.0	5.7	5.2
Other	1.7	1.8	3.0	3.8	3.5	3.7

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The benefit payments, which reflect expected future services projected, to be made by us are:

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

For the year ended December 31,	Pension plan benefits

2009	60
2010	59
2011	61
2012	64
2013	67
2014 - 2018	418

Total	729

The contributions related to the private pension plans of Alvorada, BEM and BEC, to be made by us in 2009, are estimated at R$0.4, R$1.5 and R$4.1, respectively.

28. Related Party Transactions

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

Transactions with primary shareholders and direct and indirect affiliates (mainly represented by CPM Braxis S.A. and Cia. Brasileira de Meios de Pagamento –Visanet), are conducted in similar conditions to those used when making transactions with third-parties, which are effective as of the date of the operations as follows.

	December 31,

	2006	2007	2008

ASSETS
Dividends receivable	8	16	-
Other assets	213	110	5

LIABILITIES
Demand deposits	47	11	15
Time deposits	261	120	75
Debentures	444	582	248
Interest on shareholders’ capital and dividends	23	607	687
Subordinated notes	460	845	106
Other liabilities	23	541	1

INCOME AND EXPENSES
Income on securities	22	24	6
Other income	30	40	12
Interest on long-term debt	108	228	69
Other expenses	332	240	105

29. Subsequent Events

On March 10, 2009, the Special Shareholders’ Meeting approved the reverse split of common and preferred shares of our capital stock in the proportion of fifty (50) to one (1), with simultaneous split for each share, after they are grouped in the proportion of one (1) to fifty (50), respecting the respective type of shares. Also the Special Shareholders’ Meeting approved the payment of the interest on shareholders' capital and dividends in the total amount of R$ 2,692 related to 2008.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

On June 4, 2009, we entered into a “Private Instrument of Share Merger Agreement and Other Covenants”, with the controlling shareholders of Banco ibi S.A. - Banco Múltiplo (“Banco ibi”) and its controlled companies, aiming at the acquisition of the totality of its capital stock.

The transaction was valued approximately in R$1.4 billion, which will be adjusted and paid upon the delivery, to the shareholders of Banco ibi, of shares issued by Bradesco representing, on this date, approximately 1.6% of its capital stock, converting ibi Companies into wholly-owned subsidiaries of Bradesco.

The Bank, through its subsidiaries, is one of the participating shareholders in the offering of 477,674,330 common shares (representing 35% of the capital stock) of Companhia Brasileira de Meios de Pagamento, or “VisaNet” to: (i) the public in Brazil pursuant to an offering registered in Brazil; (ii) qualified institutional buyers in the United States, as defined in Rule 144A, pursuant to exemptions from registration under the Securities Act and the rules thereunder; and (iii) non-U.S. institutional investors and other investors outside the United States and Brazil in accordance with Regulation S under the Securities Act. As of June 29, 2009 this offering was in the process of finalization.

*          *          *

The accompanying notes are an integral part of these consolidated financial statements