Form 20-F
period 2009-12-31
BANK BRADESCO
filed 2010-06-30
CIK 1160330

71

2h

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20‑F

☐                    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐                    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1‑15250

BANCO BRADESCO S.A.

(Exact name of Registrant as specified in its charter)

BANK BRADESCO

(Translation of Registrant's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization)

Cidade de Deus S/N ‑ Vila Yara ‑ 06029‑900 ‑ Osasco ‑ SP, Brazil

(Address of principal executive offices)

Domingos Figueiredo de Abreu (Vice President and Investor Relations Officer) +55 11 3684‑4011, e‑mail: 4000.abreu@bradesco.com.br ‑ Cidade de Deus S/N ‑ Vila Yara, 06029‑900 ‑ Osasco ‑ SP, Brazil

(Name, Telephone, E‑mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, or ADSs (evidenced by American Depositary Receipts, or ADRs), each representing 1 Preferred Share	New York Stock Exchange
Preferred Shares	New York Stock Exchange *

*          Not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the SEC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2009:

1,710,204,835	Common Shares, without par value
1,710,345,568	Preferred Shares, without par value

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non‑accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b‑2 of the Exchange Act:

Large accelerated filer ☒	Accelerated filer ☐	Non‑accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act). ☐ Yes ☒ No

‑ 1 ‑

‑ 2 ‑

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms "Bradesco," the "company," the "Bank," the "organization," "we" or "us" refer to Banco Bradesco S.A., a sociedade anônima organized under the laws of Brazil and, unless the context otherwise requires, its consolidated subsidiaries.  We are a full service financial institution providing, directly or through our subsidiaries, a full range of banking, financial, consortium management, insurance, private pension plan and certificated savings plans services to all segments of the Brazilian domestic market.  Our operations are based primarily in Brazil.

All references herein to "real," "reais" or "R$" are to the Brazilian real, the official currency of Brazil. References herein to "U.S. dollars," "dollar" and "US$" are to United States dollars, the official currency of the United States of America.

Our audited consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009, including the notes thereto, are included in “Item 18. Financial Statements” of this annual report and have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP."

We use the accounting principles adopted in Brazil for certain purposes, such as reports to Brazilian shareholders, registrations with the Brazilian Securities Commission, which we call "CVM," and for determining the payment of dividends and tax liabilities.

On June 15, 2010, the real/U.S. dollar exchange rate was R$1.7971 per US$1.00 based on the closing selling commercial exchange rate reported by Brazil's Central Bank.  The commercial rate as of December 31, 2009 was R$1.7412 per US$1.00.  See "Item 3.A. Selected Financial Information - Exchange Rate Information" for more information regarding the exchange rates applicable to the Brazilian currency since 2005.

As a result of recent fluctuations in the real/U.S. dollar exchange rate, the closing selling commercial exchange rate at June 15, 2010 or at any other date may not be indicative of current or future exchange rates.

Some data related to economic sectors presented in this annual report was obtained from the following sources: Associação Brasileira das Empresas de Cartão de Crédito e Serviços (Brazilian Association of Credit Card Companies and Services) or ABECS; Associação Brasileira de Empresas de Leasing (Brazilian Association of Leasing Companies) or ABEL; Associação Brasileira das Entidades dos Mercados de Financeiros e de Capitais (Brazilian Association of Financial and Capital Markets Entities) or ANBIMA; Agência Nacional de Saúde Suplementar (Brazilian Health Insurance Authority) or ANS; Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Development Bank) or BNDES; Federação Nacional de Previdência Privada e Vida (National Association of Private Pension Plans) or FENAPREVI; Fundação Getulio Vargas (Getulio Vargas Foundation) or FGV and Superintendência de Seguros Privados (Private Insurance Superintendence) or SUSEP.  We believe that these sources are reliable, but we cannot take responsibility for the accuracy of this data.

Certain figures included in this annual report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

‑ 3 ‑

FORWARD‑LOOKING STATEMENTS

This annual report contains forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or "Securities Act," and Section 21E of the Securities Exchange Act of 1934, as amended, or "Exchange Act." These statements are based mainly on our current expectations and projections of future events and financial trends that currently affect or might affect our business.  In addition to the items discussed in other sections of this annual report, there are many significant factors that could cause our financial condition and results of operation to differ materially from those set out in our forward‑looking statements, including, but not limited to, the following:

•              global economic conditions;

•              economic, political and business conditions in Brazil and the markets in which we operate;

•              risks of lending, credit, investments and other activities;

•              our level of capitalization;

•              cost and availability of funds;

•              increase in defaults by borrowers, loan delinquencies and other breaches of contract that result in an increase in our provision for loan losses;

•              loss of clients or other sources of income;

•              our ability to execute our investment strategies and plans as well as to maintain and improve our operating performance;

•              our revenues from new products and businesses;

•              adverse claims or legal or regulatory disputes or proceedings;

•              inflation, depreciation of the real and/or fluctuations in the interest rate, which could adversely affect our margins;

•              conditions of competition in the banking and financial services, credit card, asset management, insurance and related sectors;

•              the market value of securities, particularly Brazilian government securities; and

•              changes by the Central Bank and others in laws and regulations, applicable to us and our activities, including, but not limited to, those affecting tax issues.

Words such as "believe," "expect," "continue," "understand," "estimate," "will," "may," "anticipate," "should," "intend," and other similar expressions are intended to identify forward‑looking statements.  These statements refer only to the date on which they were made, and we undertake no obligation to publicly update or revise any forward‑looking statements, whether as a result of new information or any other event.

In light of these risks and uncertainties, the forward‑looking statements, events and circumstances discussed in this annual report may not be accurate, and our actual results and performance could differ materially from those anticipated in our forward‑looking statements.  Investors should not make investment decisions based solely on the forward‑looking statements in this annual report.

‑ 4 ‑

PART I

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.              KEY INFORMATION

3.A.        Selected Financial Data

We present below our selected financial data prepared in accordance with U.S. GAAP as of and for the years ended December 31, 2005, 2006, 2007, 2008 and 2009.  The data for each of the five years in the period ended December 31, 2005, 2006, 2007, 2008 and 2009 is derived from our audited consolidated financial statements, which were audited by PricewaterhouseCoopers Auditores Independentes.

Certain prior year amounts for the years ended December 31, 2005, 2006, 2007 and 2008 have been reclassified to conform to presentation standards used for the year ended December 31, 2009. These reclassifications had no impact on our assets, liabilities, shareholders' equity or our net income.

The following selected financial data should be read together with the "Presentation of Financial and Other Information" and "Item 5. Operating and Financial Review and Prospects."

Selected Financial Data according to U.S. GAAP

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	(R$ in millions)					(US$ in millions)(1)
Data from the Consolidated Statement of Income:
Net interest income(2)	R$ 18,485	R$ 21,402	R$ 23,771	R$ 25,371	R$ 33,133	US$ 18,238
Provision for loan losses	(1,823)	(3,767)	(4,616)	(6,651)	(10,822)	(5,957)
Net interest income after provision for loan losses	16,662	17,635	19,155	18,720	22,311	12,281
Fee and commission income(2)	5,121	6,379	7,819	8,997	9,381	5,164
Insurance premiums	7,805	8,121	8,843	10,963	12,521	6,892
Pension plan income	377	791	555	710	607	334
Equity in the earnings of unconsolidated companies(3)	186	224	407	597	644	354
Other non‑interest income(2)(4)	4,051	4,365	7,457	2,393	8,581	4,723
Operating expenses(5)	(9,645)	(11,310)	(13,005)	(14,168)	(15,615)	(8,595)
Insurance claims	(5,501)	(6,124)	(6,012)	(7,391)	(8,329)	(4,585)
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(3,939)	(4,199)	(4,981)	(4,225)	(6,008)	(3,307)
Pension plan operating expenses	(505)	(560)	(478)	(482)	(410)	(226)
Insurance and pension plan selling expenses	(1,041)	(852)	(1,157)	(1,014)	(1,654)	(910)
Other non‑interest expense(2)(6)	(4,819)	(5,720)	(7,306)	(8,352)	(8,360)	(4,602)
Income before income taxes	8,752	8,750	11,297	6,748	13,669	7,524
Income tax and social contribution on net income	(2,431)	(2,273)	(3,352)	401	(4,420)	(2,433)
Net income attributed to noncontrolling interest	(11)	(15)	(37)	(131)	(33)	(18)
Parent company´s net income	R$ 6,310	R$ 6,462	R$ 7,908	R$ 7,018	R$ 9,216	US$ 5,073

(1)     Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$1.8167 per US$1.00, the Central Bank exchange rate on May 31, 2010.  Such translations should not be construed as a representation that the Brazilian real amounts presented were or could be converted into U.S. dollars at that rate.

(2)     For the years ended December 31, 2005 and 2006, the following reclassifications were made: (i) the amounts R$16 and R$231 respectively, were reclassified from the line item "Fee and commission income" to the line item "Net interest income" and (ii)  the amounts R$397 and R$535, respectively, were reclassified from the line item "Other non‑interest expense" to the line item "Net interest income". For the years ended December 31, 2006, 2007 and 2008, the amounts of R$27, R$1,200 and R$165 were reclassified from the line item “Other non-interest expense” to the line item “Other non-interest income”.  These reclassifications were implemented to allow the comparability of the financial statements as of and for the years ended December 31, 2005, 2006, 2007 e 2008 with the financial statements as of and for the year ended December 31, 2009.  These reclassifications do not affect the amounts recorded as assets, liabilities, shareholders' equity or net income.

(3)     For further information on the results of equity in the earnings of unconsolidated companies, see "Item 5. Operating and Financial Review and Prospects" and note 9 to our consolidated financial statements in “Item 18. Financial Statements”.

(4)     Other non‑interest income consists of gains (losses) of trading securities, net realized gains on available‑for‑sale securities,other non‑interest income, net impairment losses recognized in earnings on available-for-sale debt securities.

(5)     Operating expenses consist of salaries, benefits and administrative expenses.

(6)       Other non‑interest expenses consist of amortization of intangible assets, depreciation and amortization and other non‑interest expenses.

‑ 5 ‑

	Year ended December 31,
	2005	2006	2007	2008	2009	2009
	(R$, except for number of shares)					(US$ in millions)(1)
Data on Earnings and Dividends per Share(2):
Earnings per share (parent company):(3)(4)
Common	R$ 1.87	R$ 1.90	R$ 2.28	R$ 1.98	R$ 2.60	US$ 1.43
Preferred	2.05	2.09	2.50	2.18	2.86	1.57
Dividends/interest on shareholders' equity per share:(5)
Common	0.56	0.64	0.81	0.73	0.80	0.44
Preferred	R$ 0.61	R$ 0.70	R$ 0.89	R$ 0.80	0.88	US$ 0.48
Weighted average number of outstanding shares:
Common	1,612,348,003	1,617,632,745	1,654,409,790	1,684,494,483	1,687,866,458
Preferred	1,606,923,849	1,619,759,760	1,655,650,313	1,684,573,384	1,687,895,921

(1)       Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$1.8167 per US$1.00, the Central Bank exchange rate on May 31, 2010.  Such translations should not be construed as a representation that the Brazilian real amounts presented were or could be converted into U.S. dollars at that rate.

(2)       Data on earnings and dividends per share reflects: (a) the split of our capital stock on November 11, 2005, in which we issued to our shareholders one new share for each existing share of the same class; (b) the split of our capital stock on March 12, 2007, in which we issued to our shareholders one new share for each existing share of the same class; (c) the split of our capital stock on March 24, 2008, in which we issued to our shareholders one new share for each two existing shares of the same class, as approved by our shareholders; and (d) the split of our capital stock on January 22, 2010, in which we issued to our shareholders one new share for each ten shares held of the same type, which was approved by our shareholders on December 18, 2009.  For comparison purposes, all share amounts have been retroactively adjusted for all periods to reflect the stock split.

(3)       Holders of preferred shares are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to common shareholders.  For purposes of calculating earnings per share according to U.S. GAAP, preferred shares are treated in the same manner as common shares.  For a description of our two classes of shares, see "Item 10.B. Memorandum and Articles of Incorporation."

(4)       None of our outstanding liabilities are exchangeable for or convertible into equity securities.  As a consequence, our diluted earnings per share do not differ from our earnings per share.  Accordingly, our basic and diluted earnings per share are equal in all periods presented.  See note 2(u) to our consolidated financial statements in "Item 18. Financial Statements."

(5)       The amounts determined in U.S. dollars were converted into reais using the exchange rate on the date such dividend was paid.

‑ 6 ‑

	As of December 31,
	2005	2006	2007	2008	2009	2009
	(R$ in millions)					(US$ in millions)(1)
Data from the Consolidated Balance Sheet:
Assets
Cash and due from banks	R$3,447	R$4,748	R$5,485	R$9,353	R$ 6,992	US$ 3,849
Interest–earning deposits in other banks	13,119	8,918	7,887	14,435	11,211	6,171
Federal funds sold and securities purchased under agreements to resell	10,985	14,649	40,601	46,950	82,146	45,217
Brazilian Central Bank compulsory deposits	21,686	23,461	31,813	26,384	32,696	17,997
Trading and available-for-sale securities, at fair value	55,658	86,614	88,799	121,804	143,331	78,896
Held to maturity securities, at amortized cost	4,121	3,265	2,981	4,097	3,883	2,137
Loans(2)	83,311	98,724	133,137	174,835	179,934	99,044
Allowance for loan losses	(4,964)	(6,552)	(7,769)	(10,318)	(14,572)	(8,021)
Equity investees and other investments	397	527	761	881	2,284	1,257
Premises and equipment, net	2,721	3,000	3,547	4,263	4,830	2,659
Goodwill	332	667	883	1,286	1,234	679
Intangible assets, net(2)	1,554	2,163	2,917	3,138	3,643	2,005
Other assets(2)	14,227	19,087	23,467	38,363	39,203	21,579
Total assets	206,594	259,271	334,509	435,471	496,815	273,471
Liabilities
Deposits	75,407	83,925	98,341	164,501	171,115	94,190
Federal funds purchased and securities sold under agreements to repurchase	22,886	42,875	69,015	74,730	108,357	59,645
Short–term borrowings	7,066	5,709	7,989	13,849	7,976	4,390
Long–term debt	23,316	30,122	38,915	47,255	50,817	27,972
Pension plan investment contracts	25,457	30,948	37,947	43,388	52,314	28,796
Insurance claims and pension plans reserves	10,695	12,787	14,616	14,689	15,354	8,452
Other liabilities	21,460	26,348	34,316	39,797	44,772	24,645
Total liabilities	186,287	232,714	301,139	398,209	450,705	248,090
Shareholders' Equity
Common shares(3)	6,497	7,095	9,497	11,500	13,250	7,293
Preferred shares(4)	6,503	7,105	9,503	11,500	13,250	7,293
Capital stock	13,000	14,200	19,000	23,000	26,500	14,587
Total shareholders' equity of the parent company	20,219	26,464	33,089	36,930	45,770	25,194
Noncontrolling interest	88	93	281	332	340	187
Total shareholders' equity and noncontrolling interest(5)	20,307	26,557	33,370	37,262	46,110	25,381
Total liabilities, shareholders' equity and noncontrolling interest	206,594	259,271	334,509	435,471	496,815	273,471
Average assets(6)	188,091	227,898	289,456	376,546	463,931	255,370
Average liabilities	170,677	206,466	261,552	342,178	424,149	233,472
Total average shareholders' equity of the parent company(6)	R$17,357	R$21,323	R$27,731	R$33,180	R$39,352	US$ 21,661

(1)       Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$1.8167 per US$1.00, the Central Bank exchange rate on May 31, 2010.  Such translations should not be construed as a representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

(2)       With respect to the data as of December 31, 2005 and 2006, (i) "Loans" includes R$622 million and R$789 million, respectively, relating to loan origination fees and costs that were reclassified from "Other Assets," and (ii) "Intangible assets, net" includes R$260 million and R$540 million, respectively, relating to exclusive rights for rendering banking services that were reclassified from "Other assets."  These reclassifications were implemented to alow comparability of the financial statements as of and for the years ended December 31, 2005 and 2006 with the financial statements as of and for the years ended December 31, 2007, 2008 and 2009.  These reclassifications do not affect the amounts recorded as assets, liabilities, shareholders' equity or net income.

(3)       Common shares outstanding, no par value: (i) 1,710,204,835 authorized and issued at December 31, 2009 due to the split of one new share for each ten shares held of the same type, which was approved by our shareholders on December 18, 2009; (ii) 1,534,805,958 authorized and issued at December 31, 2008; (iii) 1,009,337,030 authorized and issued at December 31, 2007; (iv) 500,071,456 authorized and issued up to December 31, 2006; and (v) 489,450,004 authorized and issued up to December 31, 2005. Data from 2005 to 2009 reflect (a) the split of our capital stock on November 11, 2005, in which we issued one new share for each existing share; (b) the split of our capital stock on March 12, 2007, in which we issued one new share for each existing share; (c) the split of one share for each two existing shares, which was approved by our shareholders on March 24, 2008; and (d) the split of one new share for each ten shares held of the same type, which was approved by our shareholders on December 18, 2009.

(4)       Preferred shares outstanding, no par value: (i) 1,710,345,568 authorized and issued at December 31, 2009 due to the split of one new share for each ten shares held of the same type, which was approved by our shareholders on December 18, 2009; (ii) 1,534,900,221 authorized and issued at December 31, 2008; (iii) 1,009,336,926 authorized and issued at December 31, 2007; (iv) 500,811,468 authorized and issued up to December 31, 2006; and (v) 489,938,838 authorized and issued up to December 31, 2005. Data from 2005 to 2009 reflect (a) the split of our capital stock on November 11, 2005, in which we issued one new share for each existing share; (b) the split of our capital stock on March 12, 2007, in which we issued one new share for each existing share; (c) the split of one share for each two existing shares, which was approved by our shareholders on March 24, 2008; and (d) the split of one new share for each ten shares held of the same type, which was approved by our shareholders on December 18, 2009.

(5)       Pursuant to ASC 810 of December 15, 2009, noncontrolling interest in subsidiaries is the portion of equity in the consolidated financial statements not attributable to the parent company.  For comparison purposes, this reclassification was also applied to previous years.

(6)       See "Item 4.B. Business Overview—Selected Statistical Information."

‑ 7 ‑

Exchange Rate Information

In the past years, the exchange rate between the real and the U.S. dollar has experienced significant variation.  From 2005 to mid 2008, the real appreciated against the U.S. dollar.  In the second half of 2008, the real depreciated against the U.S. dollar, from R$1.5919 per U.S.$1.00 on June 30, 2008 to R$2.3370 per U.S.$1.00 on December 31, 2008, mainly due to the global economic crisis that began in mid 2008.  In 2009, the real began to appreciate against the U.S. dollar, from R$2.3370 per U.S.$1.00 on December 31, 2008 to R$1.7412 as of December 31, 2009.  On June 15, 2010, the exchange rate was R$1.7971 per U.S.$1.00.  Under the current free convertibility exchange system, the real may undergo further depreciation or appreciation against the U.S. dollar and other currencies.

The following table sets forth the period‑end, average and high and low selling rate reported by the Central Bank at closing, expressed in reais per US$1.00 for the periods and dates indicated:

	Closing Selling Rate for U.S. dollars R$ per US$1.00
Period	Period‑End	Average(1)	High	Low
2005	R$ 2.3407	R$ 2.4341	R$ 2.7621	R$ 2.1633
2006	2.1380	2.1812	2.3407	2.0892
2007	1.7713	1.9460	2.1380	1.7440
2008	2.3370	1.8824	2.4689	1.5666
2009	1.7412	2.0171	2.3784	1.7412
December	1.7412	1.7503	1.7879	1.7096
2010
January	1.8748	1.7798	1.8748	1.7227
February	1.8110	1.8416	1.8773	1.8046
March	1.7821	1.7855	1.8207	1.7620
April	1.7306	1.7566	1.7806	1.7306
May	R$ 1.8167	R$ 1.8132	R$ 1.8811	R$ 1.7315

(1)       Average of the month‑end rates beginning with December of the previous period through last month of the period indicated.

Source: Central Bank

3.B.        Capitalization and Indebtedness

Not applicable.

3.C.        Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.        Risk Factors

Macroeconomic risks

Our business and the results of our operations have been materially affected by the adverse conditions in the global financial markets.

Recent disruptions in the global capital and credit markets have reduced liquidity and increased credit risk premiums for many market participants, which has led to a reduction in the availability of funds and/or an increase in funding costs for financial institutions and their clients.  High interest rates and/or widening credit spreads have created a less favorable environment for most of our business operations and could hinder the ability of our clients to repay their debts to us, which reduces our flexibility to plan or react to changes in our clients' operations and to the financial industry in general.  Accordingly, even though the global and Brazilian economies experienced a strong recovery since the second half of 2009, the results of our operations will likely continue to be affected by adverse conditions in the global financial markets as long as the global financial markets remain volatile.

‑ 8 ‑

Globally and in Brazil, adverse macroeconomic conditions have impacted our business, and the results of our operations may be negatively impacted while these adverse conditions persist.

Most of our profit is generated by our operations in Brazil. Consistent with global trends, the Brazilian economy suffered, particularly because of volatility in commodities prices, which impacted some key industries in Brazil.  According to the Brazilian Geography and Statistics Institute (or IBGE), Brazil's GDP decreased by 0.2% in 2009, compared to prior years.  Our allowance for loan losses increased significantly as of December 31, 2009, compared to prior years, as a result of the adverse economic conditions. Since the economic conditions globally and in Brazil have not yet fully recovered, some of our clients may continue to experience difficulties in repaying their debts to us. Adverse economic conditions may also limit our ability to carry out our strategy in the same way that we would have during a period of economic growth and stability.  Accordingly, for so long as these adverse conditions persist, our results of operations are likely to be negatively affected.

The Brazilian government exercises significant influence over the Brazilian economy, and Brazilian political and economic conditions may directly impact our business.

Our financial condition and results of operations depend mostly on the Brazilian economy, which in the past has been characterized by frequent and sometimes drastic intervention by the Brazilian government and by volatile economic cycles.

In the past, the Brazilian government has often changed monetary, fiscal and tax policies to influence the course of the Brazilian economy.  We cannot control, nor foresee, which measures or policies the Brazilian government may adopt in response to the current or future economic situation or how Brazilian government policies or interventions will directly or indirectly affect our operations and revenues.

Therefore, our business, financial situation and the market value of our preferred shares and ADSs may be adversely affected by changes in these policies and other factors such as the following:

•              fluctuations in exchange rates;

•              fluctuations in the base interest rate;

•              domestic economic growth;

•              political, social or economic instability;

•              monetary;

•              tax and changes in tax regimes;

•              exchange controls;

•              liquidity of domestic financial, capital and credit markets;

•              our customers' ability to meet their obligations to us;

•              decreases in wage and income levels;

•              increases in unemployment rates;

•              inflation; and

•              other political, diplomatic, social and economic developments in Brazil or abroad.

Uncertainty about whether the Brazilian government will implement changes in policy or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to an increase in the volatility of the Brazilian securities market and the market for securities issued abroad by Brazilian companies. Changes in policies and regulations may adversely affect our business, financial condition, results of operations and the market price of our preferred shares and ADSs.

‑ 9 ‑

Currency exchange variations may have an adverse effect on the Brazilian economy, our financial results and our financial situation.

Our business is impacted by variations in the value of the real.  Since June 2004 the real has slowly gained in value against the U.S. dollar (reaching R$1.5593 per US$1.00 on August 1, 2008).  In 2008 the real depreciated (reaching R$2.3370 per US$1.00 on December 31, 2008).  In 2009, the real began to appreciate again in relation to the U.S. dollar (reaching R$1.7412 per US$1.00 on December 31, 2009).

As of December 31, 2009, the net balance of our financial assets and liabilities denominated in, or indexed to, foreign currencies (primarily the U.S. dollar) reached 1.6% of our total assets. If the Brazilian currency depreciates, we may incur losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar‑denominated long‑term debt and foreign currency loans, and gains in monetary assets denominated in, or indexed to, foreign currencies, because the liabilities and assets are translated into reais.  Therefore, if our liabilities denominated in, or indexed to, a foreign currency, significantly exceed our monetary assets denominated in, or indexed to, a foreign currency, including any financial instruments used for hedging purposes, then a strong depreciation of the Brazilian currency could materially and adversely affect our business, financial condition, results of operations and the market price of our preferred shares and ADSs, even if the liability amount has not changed in its original currency.  Furthermore, our loan operations depend heavily on our ability to match the cost of the U.S. dollar‑indexed funds with the rates we charge our clients.  A significant depreciation could affect our capacity to attract clients on these terms or to charge dollar‑pegged rates.

Conversely, when the value of the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies such as the U.S. dollar, and we may experience decreases in our liabilities denominated in, or indexed to, foreign currencies since the assets and liabilities are translated into reais.  Therefore, if our monetary assets denominated in, or indexed to, a foreign currency significantly exceed our liabilities denominated in, or indexed to, a foreign currency, including any financial instruments used for hedging purposes, then a strong appreciation of the Brazilian currency could materially and adversely affect our financial results even if the monetary asset amount has not changed in its original currency.

If Brazil experiences substantial inflation in the future, our revenues and our ability to access foreign financial markets may be reduced.

In the past, Brazil has experienced extremely high rates of inflation along with Brazilian government measures to combat inflation.  As measured by the Índice Geral de Preços – Disponibilidade Interna (General Price Index – Domestic Availability), or IGP‑DI, inflation rates in Brazil reached 1.23%, 3.80%, 7.90%, 9.11% and (1.44)% at December 31, 2005, 2006, 2007, 2008 and 2009, respectively. Inflation, the Brazilian government's measures to combat inflation and public speculation about possible future government measures have had a significant negative effect on the Brazilian economy, contributing to an increase in economic uncertainty and heightened volatility in the Brazilian securities market, which may negatively impact us.

Brazilian government measures may include maintaining a tight monetary policy with high interest rates, restricting the availability of credit and reducing economic growth. As a result, interest rates may fluctuate significantly.  Increases in the Sistema Especial de Liquidação e Custódia rate (Special Clearing and Settlement System rate), which we call the "SELIC rate," and the base interest rate established by the Comitê de Política Monetária (Brazilian Committee for Monetary Policy), which we call "COPOM," may have an adverse effect on us by reducing demand for our credit, and increasing our cost of funds, domestic debt expense and the risk of customer default. Decreases in the SELIC rate may also have an adverse effect on us by decreasing the interest income we earn on our interest‑earning assets. Although, in this case, a decrease in our interest expense from our liabilities may occur..

Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation.  If Brazil experiences fluctuations in rates of inflation, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may drop.  Inflationary pressures m ay also affect our ability to access foreign financial markets and may lead to counter‑inflationary policies that may have an adverse effect on our business, financial condition, results of operations and the market price of our preferred shares and ADRs.

‑ 10 ‑

Changes in the base interest rate by the COPOM may materially and adversely affect our margins and operating results.

The COPOM establishes the base interest rates for the Brazilian banking system.  The base interest rate was 18.00%, 13.25%, 11.25%, 13.75% and 8.75% per year on December 31, 2005, 2006, 2007, 2008 and 2009, respectively. Changes to the base interest rate may substantially and adversely affect the results of our operations for the following reasons:

•              high base interest rates increase our domestic debt expense and could increase the probability of customer defaults; and

•              low base interest rates may lower our interest income.

The COPOM adjusts the base interest rate to manage aspects of the Brazilian economy and to protect its reserves and capital flows.  We do not have control over either the base interest rates established by the COPOM or over the frequency with which these rates are adjusted.

Economic developments and the perception of risk in Brazil and in other emerging market countries may have an adverse effect on the market price of Brazilian securities, including our preferred shares and ADRs.

The market price of securities of Brazilian companies is affected to varying degrees by economic conditions in other countries, including the United States and other Latin American and emerging market countries.  Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market price of securities of Brazilian issuers.  Crises in other emerging countries may diminish investor interest in securities of Brazilian issuers, including ours, which could adversely affect the market price of our preferred shares and ADRs.

The recent global financial crisis has had significant consequences worldwide and in Brazil, including volatility in the capital markets, unavailability of credit, higher interest rates, a general slowdown of the global economy, volatile exchange rates and inflationary pressure which have and may continue to have, directly or indirectly, an adverse effect on our business, financial condition, results of operations, the market price of securities issued by Brazilian companies, including ours, and our ability to finance our operations.

We have been and may continue to be affected by volatility in the markets and adverse macroeconomic conditions globally and in Brazil.

Most of our profit is generated by our operations in Brazil.  Consistent with global trends, the Brazilian economy suffered in 2008 and 2009, particularly as a result of falling commodity prices.  This impacted certain key industries in Brazil, including industries where we have debtor clients.  According to the Brazilian Geography and Statistics Institute (or IBGE), Brazil's GDP decreased by 0.2% in 2009, compared to prior years.  As a result of the economic downturn, our allowance for loan losses increased materially as of December 31, 2009 compared to prior years.  Economic conditions globally and in Brazil have not yet fully recovered.  Recently, there has been significant volatility in global markets as a result of adverse economic conditions in certain countries in the European Union, including Greece.  If these conditions persist or worsen, the Brazilian economy may be affected and/or we may not be able to obtain financing on favorable terms, each of which could adversely affect our results of operations and ability to execute our strategy.

Risks relating to Bradesco and the Brazilian banking industry

We may experience increases in our level of past due loans as our loan portfolio matures.

Our loan portfolio has grown substantially since 2005, especially as a result of the expansion of Brazil's economy.  Any corresponding rise in our level of past due loans may lag behind the rate of loan growth, as loans typically do not become due within a short period of time after their origination. Our level of past due loans is higher for our individual client base than for our corporate client base. From 2005 to 2009, our loan portfolio increased by 116.0%, and our level of non-performing loans increased by 310.7% as a result of the increase in our individual client base.

‑ 11 ‑

Weakening economic conditions in Brazil beginning in mid 2008 resulted in increased unemployment, which caused increases in our level of non-performing loans, especially within our individual client base.  This trend of increasing levels of non-performing loans worsened in 2009.  As of December 31, 2009, our allowance for loan losses increased 41.2% compared to December 31, 2008, and our credit portfolio grew 2.9% in the same period.  If the economic conditions in Brazil deteriorate further, we may be required to increase our allowance for loan losses in the future.

Rapid loan growth may also reduce our ratio of past due loans to total loans until growth slows or the portfolio becomes more seasoned.  Adverse economic conditions and lower growth rates of our credit portfolio may result in increases in our provisions for loan losses, charge‑offs and the ratio of non-performing loans to total loans, which may have an adverse effect on our business, financial condition and results of operations.

Adverse conditions in the credit and capital markets may negatively affect our ability to access funding in a cost effective way and/or on a timely basis.

The recent volatility, disruption and uncertainty in the credit and capital markets have lowered liquidity in general, increasing financing costs for financial institutions and companies.  These conditions may impact our ability to restructure the maturity date of our liabilities in a cost effective way and/or on a timely basis, and/or have access to funds to carry out our growth strategy.  If we are forced to raise capital at unattractive interest rates, our financial condition and the result of our operations may be negatively affected.

An increasingly competitive environment in the banking and insurance segments in Brazil could negatively affect the prospects of our business.

Financial, banking and insurance service markets in Brazil are highly competitive.  We face significant competition from other large Brazilian and international banks and insurance companies, both public and private, in all of our main areas of operation.  The Brazilian banking market has also become more consolidated in the last two years.  In November 2008, Banco Itaú S.A. (Banco Itaú) and Unibanco – União de Bancos Brasileiros S.A. (Unibanco) merged to become an important player in our market.  Furthermore, Banco do Brasil S.A. (Banco do Brasil) announced a merger with Banco Nossa Caixa S.A. in November 2008 and a strategic partnership with Banco Votorantim S.A. (Banco Votorantim) in January 2009.  Recently, Itaú Unibanco announced a partnership agreement with Porto Seguro in the auto and home insurance sector.

Brazilian regulations have also created barriers to market entry and do not differentiate between local or foreign commercial and investment banks, and local or foreign insurance companies.  As a consequence, the presence of foreign banks and insurance companies in Brazil, some of them with greater resources than ours, increased competition in the banking and insurance sectors and in markets for specific products.  The privatization of publicly owned banks has also made the Brazilian markets for banking and financial services more competitive.

This increased competition may negatively affect our business results and prospects by, among other factors:

•              limiting our ability to increase our customer base and expand our operations;

•              reducing our profit margins on banking, insurance, leasing and other services and products we offer; and

•              increasing competition for foreign investment opportunities.

‑ 12 ‑

Losses on our investments in marketable securities may have a significant effect on our results of operations and are unpredictable.

The value of some of our investments in securities may drop significantly due to dislocated financial markets and may fluctuate over short periods.  As of December 31, 2009, investments in securities represented 29.6% of our assets, and realized investment gains and losses have had, and will continue to have, a significant impact on our results of operations.  These gains and losses, which we record when investments in securities are sold or recognized at fair value, may fluctuate considerably from time to time. The level of fluctuation depends, in part, upon the market value of the securities, which in turn may vary considerably. We cannot predict the amount of realized gain or loss for any future period, and our management believes that variations from time to time have no practical analytical value.  In addition, any gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation now existing in our consolidated investment portfolio or any portion thereof.

We may incur losses associated with counterparty exposures.

We face the possibility that counterparties will be unable to honor their contractual obligations due to bankruptcy, lack of liquidity, operational failure or other reasons.  This risk may arise, for example, from entering into swaps or other derivative contracts under which counterparties have obligations to make payments to us or from executing currency or other trades that fail to settle at the required time due to non‑delivery or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.  Such counterparty risk is more acute in difficult markets where the risk of failure of counterparties is higher.

Our trading activities and derivatives transactions may produce material losses.

We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short‑term differences in price.  These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value and may generate losses.  In addition, we enter into derivative transactions to manage our exposure to interest rate and exchange rate risk to hedge against either increases or decreases in such rates, but not both.  For instance, if we have entered into derivative transactions to protect against decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. Such losses could adversely affect our net income and future liquidity.

The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies, and changes in existing laws and regulations, or the imposition of new laws and regulations, may adversely affect our operations and earnings.

Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian government.  We have no control over government regulations, which govern certain aspects of our operations, including the following:

•              minimum capital requirements;

•              compulsory deposit/reserve requirements;

•              investment requirements in fixed assets;

•              lending limits and other credit restrictions;

•              accounting and statistical requirements;

•              solvency margins;

•              minimum coverage; and

•              mandatory policy.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could change the way in which these laws and regulations are enforced or interpreted, may be altered, and new laws and regulations may be adopted.  These changes could materially adversely affect our operations and our revenues.

‑ 13 ‑

The Brazilian government, in particular, has historically issued regulations that affect financial institutions in an effort to implement the Brazilian government's economic policies. These regulations are intended to control credit availability and reduce or increase consumption in Brazil. These changes may adversely affect us because our return on compulsory deposits is smaller than what we obtain on our other investments.

Parts of our business that are not currently subject to government regulations could be regulated in the future. For example, currently there are various legislative proposals under discussion in the Brazilian congress to regulate the credit card sector. Some of these proposals are related to increasing the competition in the sector and limiting the fees charged by credit card companies.  New regulations that affect the credit card sector could have an adverse effect on the revenues of our credit card businesses.  These regulations and regulatory changes that affect other businesses we are involved in, including our brokerage and leasing operations, could have a negative effect on our operations and revenues.

Most of our common shares are held by a single shareholder whose interests may conflict with the interests of certain investors.

As of December 31, 2009, Fundação Bradesco directly and indirectly held 51.23% of our common shares.  Consequently, this shareholder has the power to, among other actions, prevent a change in control of our company and can approve related‑party transactions or corporate reorganizations. According to Fundação Bradesco's bylaws, all of our executive officers, members of our Board of Executive Officers and department directors who have worked at Bradesco Group for more than ten years are members of the Fundação Bradesco's Presiding Board.  The Presiding Board does not have other members.  For further information about our shareholders, see "Item 7.A. Major Shareholders."

Changes in reserve and compulsory deposit requirements and taxes may reduce our operating margins.

The Central Bank has periodically changed the level of reserve requirements and compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank.  For example, in September 2008, the Central Bank revoked and changed a number of compulsory deposit requirements in an attempt to reduce the impact of the global financial crisis.  In February 2010, following a strong recovery of the Brazilian and global economies in the second half of 2009, the Central Bank increased compulsory deposits imposed on time deposits.  The Central Bank may further increase reserve and compulsory deposit requirements in the future or impose new reserve or compulsory deposit requirements.

The compulsory deposits generally do not yield the same return as other investments and deposits because:

•              a portion of compulsory deposits does not bear interest;

•              a portion of compulsory deposits must be held in Brazilian federal government securities; and

•              a portion of compulsory deposits must be used to finance the federal housing program, the Brazilian rural sector, low‑income clients and small companies through a program known as "microcredit program."

Our compulsory deposits for demand deposits, savings deposits and time deposits were R$32.7 billion as of December 31, 2009.  Compulsory deposits have been used in the past by the Central Bank to control liquidity as part of its monetary policy, and we do not have control over these impositions.  Any increase in compulsory deposit requirements may reduce our ability to lend funds and make other investments and, as a result, may adversely affect us.  For more information on compulsory deposits, see "Item 4.B. Business Overview—Deposit‑taking activities."

Changes in taxes and other fiscal charges may adversely affect us.

The Brazilian government enacts reforms on a regular basis for tax rates and other charges that affect us and our clients. These reforms include changes in the rate of assessments and occasionally the enactment of temporary taxes, the proceeds of which are earmarked for governmental purposes.  The effects of these changes and other changes that result from additional tax reforms have not been and cannot be quantified, and there are no guarantees that once these reforms are implemented they will not have a negative effect on our business.

‑ 14 ‑

Furthermore, these changes could bring about uncertainties in the financial system by increasing the cost of borrowing and contributing to an increase in the non‑performing loan portfolio.

In the past, the Brazilian Constitution established a ceiling for interest rates on bank loans, and the impact of subsequent legislation regulating this subject is uncertain.

Article 192 of the Brazilian Constitution enacted in 1988 established a ceiling of 12.0% per year for bank loan interest rates.  After the enactment of the constitution, however, this rate was not enforced because the regulation regarding this ceiling was pending. Various attempts were made to regulate interest rates on bank loans, but none of them has been implemented.

On May 29, 2003, Constitutional Amendment no. 40 (or EC 40/03) was enacted and revoked all sub‑items and paragraphs under Article 192 of the Brazilian Constitution.  This amendment allows the Brazilian financial system to be regulated by specific laws for each sector rather than by a single law related to the system as a whole.

With the enactment of the new Civil Code (or Law no. 10,406 of January 10, 2002) there exists some uncertainty as to whether or not the interest rate ceiling is linked to the base rate charged by the Brazilian Federal Revenue Service unless the parties to a loan have agreed to use a different rate. Today this base rate is the SELIC, which as of December 31, 2009 was 8.75% per year.  However, there is presently some uncertainty as to whether said applicable base rate would actually be the SELIC rate or the 12% annual interest rate established in the National Tax Code.

The impact of EC 40/03 and the provisions of the new Civil Code are uncertain at the moment, but any substantial increase or reduction in the interest rate ceiling could have a material adverse effect on the financial condition, operating results or prospects of Brazilian financial institutions, including us.

Furthermore, some Brazilian courts have, in the past, issued decisions limiting interest rates on consumer loans that were considered abusive or excessively burdensome in comparison to market practices.  Future decisions from the Brazilian courts, as well as changes in legislation and regulations restricting interest rates charged by financial institutions may have a negative effect on our business.

Our losses in connection with insurance claims may vary from time to time, and differences between the losses from actual claims and underwriting and reserving assumptions may have an adverse effect on us.

Our results of operations significantly depend upon the extent to which our actual insurance losses are consistent with the assumptions we used to assess our obligations under current and future insurance policies and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using factors such as: assumptions about investment returns, mortality and morbidity, expenses and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience due to factors beyond our control such as natural disasters (floods, explosions and fires) and man‑made disasters (riots, gang or terrorist attacks) or changes in mortality and morbidity rates as a result of advances in medical technology and longevity. Therefore, we cannot precisely determine the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums, will be sufficient for payment of these liabilities.  These amounts may vary from the estimated amounts, particularly when those payments do not occur until well into the future, which is the case with certain of our life insurance products. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our cash flow.

If our actual losses exceed our provisions on risks that we underwrite, we could be adversely affected.

Our results of operations and financial condition depend upon our ability to accurately estimate the actual losses associated with the risks that we underwrite.  Our current provisions are based on estimates that rely on available information and involve a number of factors, including recent loss experience, current economic conditions, internal risk rating, actuarial and statistical projections of the cost of the settlement of future claims, such as estimates of future trends in claims severity and frequency, judicial theories of liability, the levels of and/or timing of receipt or payment of premiums and rates of retirement, mortality and morbidity. Accordingly, the establishment of provisions is inherently uncertain, and our actual losses usually deviate, sometimes substantially, from such estimates. Deviations occur for a variety of reasons, for example: since we record our loan loss provisions based on estimates of incurred losses, the allowance for loan losses might not be sufficient to cover actual losses; we might have an increased number of claims; or our costs could be higher than the costs we estimated.  If actual losses materially exceed our provisions, we could be adversely affected.

‑ 15 ‑

We are jointly liable for claims of our clients if our reinsurers fail to meet their obligations under the reinsurance contracts.

The purchase of reinsurance does not hold us harmless against our liability to our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers' insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain responsible to our insureds.

Risks relating to the preferred shares and ADSs

The preferred shares and ADSs generally do not give their holders voting rights.

Under Brazilian corporate law (Brazilian Law No. 6,404/76, as amended by Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as "Brazilian Corporate Law") and our bylaws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at our shareholders' meetings, except in limited circumstances.  This means, among other things, that you, as a holder of ADSs, are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies.

In addition, in the limited circumstances where preferred shareholders are able to vote, holders may exercise voting rights with respect to the preferred shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs.  There are no provisions under Brazilian law or under our bylaws that limit ADS holders' ability to exercise their voting rights through the depositary bank with respect to the underlying preferred shares. However, there are practical limits to the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our preferred shareholders will either receive notice directly from us or through publication of notice in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.  ADS holders, by comparison, will not receive notice directly from us. Rather, in accordance with the deposit agreement, we will provide the notice to the depositary bank, which will, in turn, as soon as practicable thereafter, mail to holders of ADSs the notice of such meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary bank how to vote the shares represented by their ADSs. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights will take longer for ADS holders than for holders of preferred shares.  ADSs for which the depositary bank does not receive timely voting instructions will not be voted at any meeting.

Except in limited circumstances, ADS holders are not able to exercise voting rights attached to the ADSs.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the preferred shares underlying the ADSs at the price and time you desire.

Investing in securities that trade in emerging markets such as Brazil often involves greater risk than investing in securities of issuers in other countries, and these investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid and can be more volatile than the major securities markets, such as the United States. Although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary at any time, your ability to sell the preferred shares underlying the ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries.  The ten largest companies in terms of market capitalization represented 53.0% of the aggregate market capitalization of the BM&FBovespa in March 2010.

‑ 16 ‑

The preferred shares and ADSs do not entitle you to a fixed or minimum dividend.

Holders of our preferred shares and ADSs are not entitled to a fixed or minimum dividend.  Pursuant to our bylaws, our preferred shares are entitled to dividends 10% higher than those assigned to our common shares.  Although under our current bylaws we are obligated to pay our shareholders at least 30% of our annual adjusted net income, our shareholders, acting at our annual shareholders' meeting, have the discretion to suspend this mandatory distribution of dividends if the Board of Directors advises them that the payment of the dividend is not compatible with our financial condition. Neither our bylaws nor Brazilian law specifies the circumstances in which a distribution would not be compatible with our financial condition, and our controlling shareholders have never suspended the mandatory distribution of dividends.  However, general Brazilian practice is that a company need not pay dividends if such payment would threaten the existence of the company as a going concern or would harm its normal course of operations.

As a holder of ADSs you will have fewer and less well‑defined shareholders' rights than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil.  Under Brazilian Corporate Law, you and the holders of the preferred shares may have fewer and less well‑defined rights to protect your interests relative to actions taken by our Board of Directors or the holders of our common shares than under the laws of other jurisdictions outside Brazil.

Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, self‑dealing and the preservation of shareholder interests may not be as regulated, and regulations may not be as strictly enforced, in Brazil as in the United States, which could potentially disadvantage you as a holder of the preferred shares underlying ADSs. For example, when compared to Delaware general corporation law, Brazilian Corporate Law and practice have less detailed and well‑established rules and judicial precedents relating to the review of management decisions against duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale‑of‑business transactions.  In addition, shareholders in Delaware companies must hold 5% of the outstanding share capital of a corporation to have standing to bring shareholders' derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring a class action.

It may be difficult to enforce civil liabilities against us or our directors and officers.

We are organized under the laws of Brazil, and all of our directors and officers reside outside the United States.  In addition, a substantial portion of our assets and most or all of the assets of our directors and officers are located in Brazil.  As a result, it may be difficult for investors to effect service of process within the United States or other jurisdictions outside of Brazil on such persons or to enforce judgments against them, including any based on civil liabilities under the U.S. federal securities laws.

If we issue new shares or our shareholders sell shares in the future, the market price of your ADSs may be reduced.

Sales of a substantial number of shares, or the belief that those may occur, could decrease the market price of the preferred shares and ADSs by diluting the shares' value.  If we issue new shares or our existing shareholders sell shares they hold, the market price of the preferred shares and, by extension, of the ADSs, may decrease significantly.

You may be unable to exercise preemptive rights relating to the preferred shares.

You will not be able to exercise preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Similarly, we may from time to time distribute rights to our shareholders.  The depositary bank will not offer rights to you as a holder of the ADSs unless the rights are either registered under the Securities Act or are subject to an exemption from the registration requirements.  We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement.  Accordingly, you may receive only the net proceeds from the sale by the depositary bank of the rights received in respect of the shares represented by your ADSs or, if the preemptive rights cannot be sold, they will be allowed to lapse.  You may also be unable to participate in rights offerings by us, and your holdings may be diluted as a result.

‑ 17 ‑

If you exchange your ADSs for preferred shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Brazilian law requires that parties obtain registration with the Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad.  The Brazilian custodian for the preferred shares will obtain the necessary registration with the Central Bank for the payment of dividends or other cash distributions relating to the preferred shares or upon the disposition of the preferred shares.  If you exchange your ADSs for the underlying preferred shares, however, you may only rely on the custodian's certificate for five business days from the date of exchange.  Thereafter, you must obtain your own registration in accordance with Central Bank and the Comissão de Valores Mobiliários (the Brazilian Securities Commission), which we call "CVM," rules, in order to obtain and remit U.S. dollars abroad upon the disposition of the preferred shares or the receipt of distributions relating to the preferred shares.  If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the preferred shares.  For more information, see "Item 10.D. Exchange Controls."

If you attempt to obtain your own registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to the preferred shares or the return of your capital in a timely manner.  The custodian's registration and any certificate of foreign capital registration you obtain may be affected by future legislative changes.  Additional restrictions applicable to you, to the disposition of the underlying preferred shares or to the repatriation of the proceeds from disposition may be imposed in the future.

ITEM 4.              INFORMATION ON THE COMPANY

4.A.        History, Development of the Company and Business Strategy

The company

We were founded in 1943 as a commercial bank under the name "Banco Brasileiro de Descontos S.A." In 1948, we began a period of aggressive expansion, which led to our becoming the largest private‑sector commercial bank in Brazil by the end of the 1960s.  We expanded our activities nationwide during the 1970s, entering into urban and rural Brazilian markets.  In 1988 we merged with our real estate finance, investment bank and consumer credit subsidiaries to become a multiple service bank and changed our name to Banco Bradesco S.A.

We are currently one of the largest private‑sector banks (non‑government‑controlled) in Brazil in terms of total assets.  We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid‑sized and small companies and major local and international corporations and institutions.  We have the most extensive private‑sector branch and service network in Brazil, allowing us to reach a diverse client base.  Our products and services encompass banking operations such as lending and deposit‑taking, credit card issuance, consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

According to information published by SUSEP and by ANS, we are the largest insurance, pension plan and certificated savings plan group in Brazil on a consolidated basis in terms of insurance premiums, pension plan contributions and income from certificated savings plans.  Títulos de capitalização, which we call "certificated savings plans," is a type of savings account that is coupled with periodic drawings for prizes. According to the annual publication of Fundación Mapfre, in Spain, Grupo Bradesco de Seguros e Previdência was the largest insurance and supplementary private pension group in Latin America in 2008.

‑ 18 ‑

In 2009, some of our subsidiaries ranked among the largest companies in Brazil in their respective markets, according to the sources cited in parentheses below, including:

•              Bradesco Seguros S.A., our insurance subsidiary ("Bradesco Seguros"), together with its subsidiaries, leader in terms of insurance premiums, shareholders' equity and technical reserves (“SUSEP” and “ANS”):

     Bradesco Vida e Previdência S.A. ("Bradesco Vida e Previdência"), Bradesco Seguros' subsidiary is the largest company in the market in terms of private pension plan contributions, life and personal accident insurance premiums, investment portfolios and technical provisions (“SUSEP”);

     Bradesco Capitalização S.A. ("Bradesco Capitalização"), Bradesco Seguros' subsidiary offers certificated savings plans.  Bradesco Capitalização is the leading private company in the market in terms of revenue from the sale of certificated savings plans (“SUSEP”);

     Bradesco Auto/RE Companhia de Seguros S.A. ("Bradesco Auto/RE"), Bradesco Seguros' subsidiary is one of the largest company in its segment, offering automobile insurance, basic lines and liability products (“SUSEP”);

     Bradesco Saúde S.A. ("Bradesco Saúde"), Bradesco Seguros' subsidiary offers health insurance coverage, including medical and hospitalization. Bradesco Saúde has one of the largest networks of healthcare service providers and is the leader in the health insurance market (“ANS”);

•              Bradesco Leasing S.A. Arrendamento Mercantil ("Bradesco Leasing"), is one of the leaders in terms of the present value of leasing portfolio (“ABEL”);

•              Bradesco Administradora de Consórcios Ltda. ("Bradesco Consórcios"), market leader with over 395,000 outstanding consortium quotas (“Central Bank”); and

•              Banco Bradesco Financiamentos (“Bradesco Financiamentos”) (former Banco Finasa BMC), leader in terms of automobile financing loans (“Central Bank”).

We are also one of the leaders among private‑sector financial institutions in third‑party asset management and in underwriting debt securities, according to information published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (the Brazilian Association of Financial and Capital Markets Entities, "ANBIMA").

As of December 31, 2009, we had, on a consolidated basis:

•              R$496.8 billion in total assets;

•              R$179.9 billion in total loans;

•              R$171.1 billion in total deposits;

•              R$46.1 billion in shareholders' equity, including noncontrolling interest;

•              R$74.6 billion in technical reserves for insurance claims, pension plans, certificated savings plans and pension investment contract operations;

•              R$22.0 billion in foreign trading financing;

•              26.3 million insurance policyholders;

•              20.9 million checking account holders;

‑ 19 ‑

•              37.7 million savings accounts;

•              2.5 million certificated savings plans holders;

•              2.0 million pension plan holders;

•              1,213 Brazilian and multinational corporations with affiliated companies in Brazil as corporate customers;

•              an average of 14.3 million daily transactions, including 2.4 million in our 3,454 branches and 11.9 million through self‑service outlets, mainly Automatic Teller Machines ("ATMs"), the Internet and Fone Fácil;

•              a nationwide network consisting of 3,454 branches, 30,657 ATMs and 4,112 special banking service stations and outlets located on the premises of selected corporate clients, as well as 7,300 Banco24Horas ATMs for operations such as cash withdrawal, statement printing, account balance information, loan application, or money transfer between accounts; and

•              a total of four branches and seven subsidiaries located in New York, London, the Cayman Islands, the Bahamas, Japan, Argentina, Luxembourg and Hong Kong.

Although our client base includes individuals of all income levels as well as large, midsized and small businesses, the lower‑ to middle‑ income citizens of Brazil have traditionally been Bradesco's strategic focus.  Since the 1960s, we have been a leader in the retail banking market in Brazil.  This segment still has great potential for growth and provides us with higher margins than other segments, such as corporate loan operations and securities trading, where we face greater price competition.

Since 2009, we operate in all Brazilian municipalities and our large banking network allows us to be closer to our customers, providing our managers with information on economically active regions and other conditions relevant to our business.  This knowledge helps us to assess and limit risks in credit operations, among other risks, as well as to service the particular needs of our clients.

We are a corporation established under the laws of Brazil.  We are headquartered at Cidade de Deus, Vila Yara, 06029‑900, Osasco, SP, Brazil, and our headquarters' telephone number is (55‑11) 3684‑5376.  Our New York Branch is located at 450 Park Avenue, 32nd and 33th floor, New York 10022‑2605.

Recent acquisitions

In June 2010, Bradesco concluded the acquisition of the entire capital stock of  the controlling group of Ibi Services S. de R.L. México ("Ibi México") and of RFS Human Management S. de R.L., a subsidiary of Ibi México . As of December, 2009 Ibi México had a credit portfolio of R$205 million  and more than 1.3 million credit cards. This transaction includes a partnership contract with C&A México S. de R.L. (C&A México) for a period of 20 years for the exclusive joint sale of financial products and services through the C&A México chain of stores.

 In October 2009 we announced that the Board of Directors of both Odontoprev and Bradesco, as indirect controlling shareholder of Bradesco Dental, approved the execution of an agreement establishing the terms of the merger between Bradesco Dental and Odontoprev in the segment of dental insurance. Under the plan of merger, Bradesco Dental becomes a wholly‑owned subsidiary of Odontoprev, and Bradesco Saúde, the direct controlling company of Bradesco Dental, receives shares representing 43.50% of Odontoprev's total capital.  Bradesco Saúde and Odontoprev's major shareholder, Mr. Randal Luiz Zanetti, will jointly own 51.06% of the combined company's capital.

In June 2009, we entered into an agreement to acquire Ibi Participações S.A., Banco Ibi and its subsidiaries, for a total consideration of R$1.5 billion, paid to the former controlling shareholders in shares representing approximately 1.6% of Bradesco's capital stock. Banco Ibi is among the main credit card issuers in Brazil, both in the private label segment as well as in branded cards, and its acquisition will substantially strengthen our position in both markets.  The transaction includes a partnership with C&A Modas Ltda., a leader in the fashion and clothing markets, under which Bradesco will offer its financial products and services at C&A stores, for 20 years.

‑ 20 ‑

Bradesco announced in April 2009 that through Bradesco Seguros e Previdência, its insurer group, it acquired 20% of the voting capital and total capital stock of Integritas, a holding company of Grupo Fleury, for R$342 million. Grupo Fleury, which has operated for the past 83 years, is one of Brazil's most renowned and respected medical and health organizations.  It provides diagnosis, clinical treatment and medical analyses services and provides the benchmark in complex medical tests for nearly 1,500 clinical laboratories and hospitals.

2008 and 2007 acquisitions

In March 2008, Banco Bradesco BBI S.A. ("BBI") entered into an agreement with the shareholders of Ágora CTVM S.A. ("Ágora Corretora") to acquire 100% of its total capital stock for R$908 million.  With the closing of the transaction, which occurred in September 2008 upon receipt of Central Bank approval, the Ágora Corretora shareholders received as consideration shares representing 7.8% of BBI's capital stock.  Ágora Corretora became BBI's wholly owned subsidiary.  In November and December 2008, we repurchased 6.1% of BBI shares held by Ágora's former shareholders.

In January 2008, we entered into an agreement with Marsh Corretora de Seguros Ltda. to acquire 100% of the total capital stock of Mediservice—Administradora de Planos de Saúde Ltda. ("Mediservice") for R$84.9 million. Mediservice has been operating for 20 years in Brazil.  It has offices located in the cities of São Paulo, Rio de Janeiro and Salvador.  It serves approximately 300,000 patients and has a network of nearly 30,000 accredited physicians, as well as dentists, laboratories, diagnosis centers, clinics, hospitals and emergency services.  This acquisition expands the client portfolio of Grupo Bradesco Seguros e Previdência and reinforces its position in the health plan market.  ANS approved the transaction in February 2008.

In January 2007, we entered into an agreement with the shareholders of Banco BMC S.A. ("BMC") to acquire 100% of the total capital stock of BMC, and, accordingly, its controlled companies BMC Asset Management Ltda. – Distribuidora de Títulos e Valores Mobiliários, BMC Previdência Privada S.A. and Credicerto Promotora de Vendas Ltda. BMC is one of the largest private banks in the payroll deductible loan market for beneficiaries and pensioners of INSS, with a network of approximately 7,000 agents and 749 correspondent banks.  In accordance with the terms of this agreement, in August 2007 we delivered 9,299,618 of our common shares and 9,299,514 of our preferred shares to BMC shareholders in exchange for their BMC shares, which amounted to R$790 million.  This transaction was closed in August 2007, upon receipt of Central Bank approval.

Other strategic alliances

In April, 2010 Bradesco.and Banco do Brasil signed a non-binding memorandum of understanding for the preparation of a business model, involving: (i) the integration of part of their card operations; (ii) the launch of a Brazilian brand of credit, debit and pre-paid cards for account-holders and nonaccount-holders and (iii) the joint creation of new businesses for private label cards (cards offered to non-account-holder clients through partner merchants).The conclusion of the operation is subject to technical, legal and financial studies, the satisfactorynegotiation of the final documents and compliance with the applicable legal and regulatory requirements.

In September 2009, Bradesco launched a family of investment funds domiciled in Luxemburg to be marketed exclusively to foreign investors.  The family of funds called Bradesco Global Funds is managed by BRAM – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, our asset management company (“BRAM”) and the custody of its assets in Brazil is provided by Bradesco.  Bradesco Global Funds is an umbrella structure that will provide investors with a series of investment funds, each with different investment objectives and separate accounting records.

On June 3, 2009, Bradesco entered into a partnership with SEB – Skandinaviska Enskilda Banken, a Swedish bank, to offer cash management solutions to its clients, increasing Bradesco´s presence in the international market.

In August 2008, we entered into an operational agreement with The Bank of Tokyo‑Mitsubishi UFJ to manage investment funds through BRAM.  In November 2008, BRAM launched the Bradesco Brazil Saiken Fund, a fixed-income investment fund aimed at Japanese retail investors who are investing in Brazil.  It is the first fund established in a partnership with Mitsubishi UFJ Asset Management, an affiliate of The Bank of Tokyo-Mitsubishi UFJ.

‑ 21 ‑

Our brokerage house in London, Bradesco Securities UK, Ltd. ("Bradesco Securities UK") began its activities in March 2008.  Bradesco Securities UK acts as an intermediary in transactions involving Brazilian fixed and variable bonds between Brazilian companies and European and global institutional investors, and is mainly focused on intermediation in purchases and sales of shares on the NYSE, NASDAQ and BM&FBovespa exchanges, the distribution of research reports and prospectuses, presentations to European and global investors and other investment banking activities.

In October 2007, we entered into a partnership agreement with Banco de Chile to jointly develop investment products and offer new business opportunities and synergy gains through BRAM and Banchile Administradora General de Fondos S.A., Banco de Chile's asset management company.

In June 2007, we sold 676,009 of our shares in Serasa S.A., ("Serasa") to Experian Brasil Aquisições Ltda., a subsidiary of Experian Solutions Inc. Serasa is a leader in credit analysis and information services, and Experian is a world leader in analytical and information services to organizations and consumers.  Despite this sale, we maintained the right to appoint a member of the Board of Directors of Serasa.  As a result of this sale, we currently hold 8.3% of the Serasa's capital stock.

In September 2006, we and Dimed S.A. Distribuidora de Medicamentos, the leading pharmaceutical company in the State of Rio Grande do Sul, entered into an agreement for the issuance and management of its private label cards.

In July 2006, we and Coop—Cooperativa de Consumo, the largest consumption cooperative in the supermarket sector of Latin America, entered into an agreement to regulate the issuance and management of its private label cards and provide financial products and services to its clients.

In May 2006, we and GBarbosa, the fourth‑largest supermarket retailer in Brazil, entered into an agreement for the issuance and administration of its private label credit card called "Credi Hiper," and the provision of financial services and products to Gbarbosa's clients.  There are currently more than 1.3 million Credi Hiper cards issued.

In March 2006, we entered into a joint venture agreement with Fidelity National and Banco ABN AMRO Real S.A. ("Banco Real") for the rendering of card processing services through a newly formed company called Fidelity Processadora e Serviços S.A. ("Fidelity").  Fidelity provides all card processing services (including credit, multiple, debit, benefit and private label cards), such as authorization, processing and settlement of transactions (including data exchange and other procedures for authorization of transactions, database marketing and credit analysis) as well as maintenance, printing (including tailor‑made cards), mailing of invoices and other correspondence, call center, billing services and fraud prevention. Fidelity has been rendering services to our clients, Banco Real's clients and other card issuers since April 2006. Fidelity became one of the largest providers of credit card processing services in Brazil after the transfer of our and Banco Real's credit card accounts to them.

Banco Postal

We offer our products and services throughout Brazil, together with Empresa Brasileira de Correios e Telégrafos (the government owned postal company) ("Postal Service") through correspondent offices operating under the trademark "Banco Postal" ("Postal Bank.").

Through our service contract dated September 2001 with the Postal Service, we have exclusive rights to offer services at a number of locations, some of which we own and others which we rent from the Postal Service and which we refer to as "correspondent offices."

Delivery of services started in March 2002, when we opened the first Postal Bank branch in the State of Minas Gerais.  As of December 31, 2009 we had 6,067 open correspondent offices in 5,183 Brazilian municipalities, processing on average more than 38.9 million transactions monthly or 1.77 million transactions daily.

‑ 22 ‑

Approximately 1,800 out of 6,067 correspondent offices were set up in new markets, bringing services, either directly or indirectly, to millions of people for whom financial services were previously either inaccessible or difficult to obtain.

The Postal Bank offers basic services, mainly addressed to the low‑income segments of the population, and include:

•              submission of proposals for new accounts;

•              submission of proposals for loans, financing and credit cards;

•              withdrawals from checking and savings accounts, and benefit payments under the INSS social security program;

•              deposits in checking and savings accounts;

•              consultation of balances of checking and savings accounts, and benefit payments under the INSS social security program;

•              receipt of bank payment slips;

•              processing utilities bills payments;

•              processing municipal, state and federal taxes payments; and

•              licensing of vehicles.

Bradesco Expresso

In addition to Postal Bank services performed at correspondent offices, we have also opened outlets under the trademark "Bradesco Expresso" located on the premises of retail networks such as supermarkets, drug stores and bakeries, to provide our clients with greater access to banking correspondent services.  Bradesco Expresso processes utilities bills and bank collection invoices for our clients at their offices, as well as offering withdrawals from checking and savings accounts and pension payments.

As of December 31, 2009, the Bradesco Expresso network totaled 20,200 outlets averaging more than 30.7 million transactions monthly or 1.4 million transactions daily.

Store owners benefit directly from Bradesco Expresso through remuneration received in connection with the Bradesco Expresso units placed in their stores and also benefit indirectly from the increased flow of people, which may increase both sales and client loyalty.

Business strategy

We believe that the Brazilian financial system has been able to weather the sudden downturn in the global economy beginning in the second half of 2008 and the challenges the financial crisis presented to the liquidity of large financial institutions.  We expect that the expansion of the Brazilian economy will gradually resume as a result of a significant increase in the purchasing power of certain income segments of the Brazilian population, mainly the low‑ and medium‑income population as well as an increase in private investments.  This would lead to a sustained expansion of demand for financial services and insurance in the upcoming years and that, in the long‑term, the Brazilian financial system may be strengthened as a result of the present global  economic crisis.

Our main objective is to maintain our focus on the domestic market, as one of the largest private banks in Brazil, and to expand our profitability, maximizing our shareholders' value and generating a higher rate of return than other Brazilian financial institutions.

‑ 23 ‑

Our strategy to achieve these goals is focused not only on continuing to expand our client base but also on consolidating our position as a "complete bank," the "first bank" for all our clients.  We are increasingly segmenting our products and services as we allocate our resources and talents to provide our clients with products and services that are tailored to meet their needs.  We believe that our concern with our clients' financial profiles and our respect for their individuality results in greater satisfaction and loyalty.  The segmentation of our financial services has also allowed us to better absorb and take greater advantage of the integration of institutions we have acquired over the past years.

We have the largest and, we believe, the best network of distribution channels among Brazilian private banks.  This network includes our branches, banking posts and outlets, ATMs, Postal Bank services and other third‑party channels.  The growth of these channels was spurred mainly by our arrangements with large retailers as our banking correspondents.  We also have more than 71,800 physical banking posts and outlets.  We have a well‑distributed and extensive branch network which optimizes our clients' access to our products and services and allows us to fully compete in the retail banking market.  We intend to continue expanding and refining our branch network to provide more and better mass products and services to our clients, in order to meet a growing demand for credit and insurance in the Brazilian market.

We are also focused on expanding our wholesale operations in all aspects, especially our corporate and private banking services.  The economic scenario in Brazil has significantly improved the performance of small and medium‑sized companies, a market in which we believe we are well positioned to increase our market share.

In addition, since 2006, we have been paying particular attention to our investment banking subsidiary Bradesco BBI.  We will continue to maintain and hire professionals for our highly qualified investment banking team, and we plan to make full use of our solid relationship with corporate clients and high‑income individuals to develop our investment banking activities.

We also intend to focus on segments in which we were traditionally less focused, such as securities brokerage services.  The significant growth in the Brazilian securities market over the past years and our acquisition of Brazil's largest brokerage company, Ágora Corretora, made us one of the leaders in the brokerage market.

We believe that our insurance segment has high growth potential, due to the low percentage of the GDP covered by the Brazilian insurance industry.  Increases in the average income of the Brazilian population has led to millions of new policyholders.  We intend to capture new customers seeking insurance products and to consolidate our leadership in different insurance lines.

We are also structuring ourselves to increase our scale and operational efficiency gains by segmenting our line of insurance products through the creation of specialized insurance companies in each specific insurance field, which we call "multi‑line" insurance companies.  This approach allows us to avoid crossing revenues or expenses among different insurance segments as we maintain complete control over the performance of each line of products.  We believe that we can benefit from this structure by maximizing insurance product sales, which have a high contribution margin and give us access to independent brokers.

Additionally, in each of our business segments, we strive to be recognized by our clients as leaders in performance and efficiency.  We closely monitor and continually seek to improve our level of operational efficiency.

We understand that the success of a financial sector company depends not only on the number of clients it has but also on having highly capable, well‑trained and dedicated personnel with strict work and ethical standards.  Qualification, promotion and the creation of a culture of solidarity at work are keys to improving the business, creating a cooperative and friendly environment where our employees can develop long‑lasting careers.  In 2009, we were once again chosen in an employee survey by the "Guia Você S/A Exame" publication as one of the best companies to work for in Brazil.

Our key philosophy is the management of our business in accordance with the highest ethical standards. Beyond creating shareholders' value, our strategy is also guided and focused on achieving the best market practices of corporate governance and the understanding that we play an important role in our society.

‑ 24 ‑

The key elements of our business strategy are to:

•              expand through organic growth;

•              operate based on the bank‑insurance model, in order to maintain our profitability and consolidate our leadership in the insurance sector;

•              increase revenues, profitability and shareholder value by strengthening our loan and financing operations, our core activity, and expanding to new products and services;

•              maintain our commitment to technological innovation;

•              achieve profitability and shareholder return through the ongoing improvement of our efficiency ratio;

•              maintain acceptable risk levels in our operations; and

•              expand through strategic alliances and selective acquisitions when advantageous.

Expand through organic growth

Despite the global economic crisis, which began in the second half of 2008, we expect the Brazilian economy to recover and continue to grow. The Brazilian economy has been growing at a sustained rate and has produced strategic opportunities for growth in the financial and insurance industries, mainly due to increases in business volume in the segments in which we are particularly well positioned. We plan to continue to take advantage of this growth to increase our revenue, build profitability and maximize shareholder value by:

•              taking advantage of the opportunity in the Brazilian market to capture new customers, mainly from the low‑ and middle‑income brackets, whose financial and credit needs have not yet been served, while continuing to compete for the small group of clients in upper income brackets;

•              expanding our financial services distribution channels by creatively developing new mass market products and utilizing third‑party channels, such as, for example, by expanding our offers for credit cards, financial and insurance products and services, to large retail stores by means of partnerships with retail chains, the Postal Bank and other correspondent banks;

•              taking advantage of our existing distribution channels, including our traditional branch network and other means of distribution to identify demand for new products and expanding the offer of traditional products, such as long‑term financing and particularly real estate credit, which is in renewed demand due to the stability of the Brazilian economy;

•              using our client base to offer our products and services more widely and to increase the average number of products used from 4.8 products as of December 2009, to an average of 5.0 products per client by December 2010;

•              using our branch‑based systems aimed at assessing and monitoring clients' use of our products so as to channel them to the proper selling, delivery and trading platforms; and

•              developing products tailored to profiles and needs of both our existing and potential segment of clients.

Operate based on the bank‑insurance model, in order to maintain our profitability and consolidate our leadership in the insurance sector.

Our goal is to have our customers look to us first for all of their banking, insurance and pension needs.  We believe that we are in a good position to capitalize on the synergies among our banking, insurance, pension and other financial activities.  These products are offered throughout Brazil through our banking distribution network, Internet distribution services and new and creative distribution channels.  We also have specific distribution channels for the offering of these products that rely on our 24,004 insurance brokers and 8,460 brokers for pension products and VGBL.  We continuously assist and encourage our brokers and dealers to improve services to our clients.

‑ 25 ‑

At the same time, we are looking to increase the profitability of our insurance and pension plan businesses by using our profitability measures, instead of the volume of premiums underwritten or amounts deposited, as follows:

•              managing our portfolio and reserves;

•              aggressively marketing our products and services; and

•              maintaining acceptable risk levels in our operations through a strategy of:

•              prioritizing insurance underwriting opportunities according to the "risk spread," which is the difference between the expected income under an insurance contract and the actuarially determined amount of claims likely to be paid under that same contract;

•              entering into hedging transactions, so as to avoid mismatches between the actual rate of inflation and provisions for interest rate and inflation adjustments in long‑term contracts; and

•              entering into reinsurance agreements with well‑known reinsurers, and taking advantage of the new reality of the Brazilian reinsurance market.

Increase revenues, profitability and shareholder value by strengthening our loan and financing operations, our core activity, and expanding to new products and services.

Our strategy to increase revenues and profitability of our banking operations is focused on:

•              building our traditional deposit‑taking and loan and financing operations by continuously improving the quality of the loan portfolio, through risk mitigation plans and improving the delinquency risk pricing models, ensuring appropriate provisions for incurred losses in loan operations and better results in credit granting, following up on, and recovering operations;

•              continuing to build our corporate and individual client base by offering services tailored to meet specific clients' profiles and needs;

•              focusing aggressively on fee‑based services, such as bill collection and payment processing;

•              expanding our financial services and products that are distributed outside of the conventional branch environment, such as our credit card businesses, taking advantage of changes in consumer behavior in the consumption of financial services;

•              expanding our asset management revenues; and

•              continuing to build our base of high‑income clients by offering a wide range of tailor‑made products and services.

Maintain our commitment to technological innovation

The development of efficient means of reaching customers and processing transactions safely and on a continued basis is a key element of our goal to expand our profitability and to capitalize on opportunities for organic growth.

We have been pioneers in our field for more than six decades by creating efficient strategies and positive impacts to anticipate future challenges.  Amongst these strategies, our use of cutting‑edge technology stands out as a central pillar of our strategy for sustainability, business generation and easy client access to innovative and safe services.

‑ 26 ‑

We believe we are among the Brazilian companies that most invest in research and development in the banking segment.  Therefore, with the goals of further strengthening the organization's IT environment to prepare it for the decades to come and increasing public perception of our technological resources, and based on best practices and existing technology, we have invested in a major strategic program titled "IT Improvements," which touches upon five macro‑areas of the IT chain (processes, applications, operational environments, technologies and infrastructure).

We believe that technology offers unparalleled opportunities to reach our customers in a cost‑efficient manner.  We are committed to being at the forefront of the bank automation process by creating opportunities for the Brazilian public to reach us through the Internet and other means of access, such as:

•              expanding our mobile banking service, "Bradesco Mobile Banking," which allows customers to conduct their banking business with compatible mobile phones; and

•              providing "Pocket Internet Banking" for hand‑held devices and personal digital assistants or "PDAs," including mobile phones that allow our clients to check their savings and checking account information, review recent credit card transactions, make payments, transfer funds and obtain information relating to our services.

Achieve profitability and shareholder return through the ongoing improvement of our efficiency ratio

We intend to improve on our levels of operating efficiency by:

•              maintaining austerity as the basis of our cost control policy;

•              continuously revising internal processes to reduce resource consumption and contribute to our policy of corporate sustainability;

•              consolidating the synergies created by our recent acquisitions;

•              continuing to reduce our operational costs through investments in technology that will minimize these costs on a per‑transaction basis, emphasizing our existing automated channels of distribution, including our wireless distribution systems, telephone, Internet banking and ATMs; and

•              continuing to merge the institutions that we acquire in the future into our existing system in order to eliminate redundancies and potential inefficiencies and improve our gains on scale.

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

The existence of our Integrated Risk Management and Capital Allocation Committee, a statutory‑level committee, guarantees the uniqueness of our risk management process.  The committee's assignment is to advise our Board of Directors in the adoption of institutional policies, operational guidelines and the establishment of limits for exposure to risks within our consolidated financial statements.

In addition, we have three executive committees charged with topics related to credit, market, liquidity and operational risks, and which, amongst other responsibilities, are charged with suggesting limits of tolerance to their respective risks and the design of risk mitigation plans for submission to the Integrated Risk Management and Capital Allocation Committee.

‑ 27 ‑

We have two independent departments dedicated to global risk management and internal controls, the Integrated Risk Control Department and the Internal Controls and Compliance Department, which implement and continuously monitor the directives and processes formulated by our higher‑level committees.

Our internal risk management processes and groups, on par with the best international practices, assure the maintenance of our operational risks at adequate levels and the efficient allocation of our capital, permitting us to obtain competitive advantages.

Expand through strategic alliances and selective acquisitions when advantageous

We believe that in the coming years, most of Brazilian financial institutions will rely on organic growth.  We believe there could be opportunities to acquire other financial institutions, including institutions in newer segments, such as consumer financing, credit cards and investment banking. For that reason we are continuously evaluating potential strategic alliances and consolidation opportunities, including proposed privatizations and acquisitions, as well as other methods that offer potential opportunities either to increase our market share or to improve our efficiency. In addition to focusing on value and asset quality, we consider the potential operating synergies, opportunities for cross‑selling, acquisition of know‑how and other advantages of a potential alliance or acquisitions.  The analysis of potential opportunities is grounded on their potential impact on our results.

Investments

Our main investments between 2007 and 2009 are described in "Item 5.B. Liquidity and Capital Resources – Capital expenditures."

4.B.        Business Overview

We organize our operations in two main areas: (i) banking services and (ii) insurance services, private pension plans and certificated savings plans. See note 27 to our consolidated financial statements in “Item 18. Financial Statements” for additional segment information.

As of December 31, 2009, according to the sources cited in parentheses below, we were:

•              one of the largest banks among private‑sector banks in savings deposits, with 14.1% of savings deposits in Brazil and R$45.1 billion on deposit ("Central Bank");

•              the largest provider of insurance, public pension plans and certificated savings plans, with R$26.3 billion in net premiums written and revenues from supplementary pension plans and certificated savings plans ("SUSEP" and "ANS");

•              the leader among the largest on‑lender banks in BNDES loans targeting micro‑, small‑ and medium‑sized companies for the 7th consecutive year ("BNDES"), with 45.7% of all loans being disbursed by us and having a presence in 94.9% of operations targeted at micro, small and medium‑sized companies;

•              one of the leaders in Brazilian leasing operations, with R$21.5 billion outstanding ("ABEL");

•              one of the leaders in the placement of debt instruments in Brazil, during 2009 ("ANBIMA");

•              one of the largest private‑sector fund and portfolio administrators and managers in Brazil, with R$247.7 billion in total third‑party assets under administration and management, representing over 16.6% of the total Brazilian market ("ANBIMA");

•              one of the largest credit card issuers in Brazil, with 79.6 million credit cards (Visa, American Express, MasterCard and private label cards) with a total credit card revenue of R$55.3 billion (Bradesco, Fidelity National Information Services, Inc., which we call "Fidelity National"; Leader S.A. Administradora de Contas de Crédito, which we call "Leader Card"; American Express, Deib Otoch S.A., which we call "Lojas Esplanada"; Lojas Colombo S.A. Comércio de Utilidades Domésticas, which we call "Lojas Colombo"; and GBarbosa Comercial Ltda., which we call "GBarbosa");

‑ 28 ‑

•              one of the largest debit card issuers in Brazil, with 53.3 million debit cards issued;

•              the leader in bank collection services in Brazil, with a market share of 29.7% ("Central Bank");

•              the leader among private banks in number of client registrations in the Pre‑Authorized Direct Debit (DDA) program, with 549,000 registrations;

•              the leader in marketing of consortium quotas in the following three segments: real estate with 146,201 quotas; automobile with 225,792 quotas; and trucks and tractors with 23,618 quotas ("Central Bank");

•              one of the leaders in car loan customer financing, with a market share of 19.6% ("Central Bank"); and

•              the leader among private‑sector banks in benefit payments under the Instituto Nacional do Seguro Social (the National Social Security Institute), known as "INSS," social security program, having service payments to more than 5.3 million retirees, beneficiaries and pensioners of the "INSS", accounting for 19.6% of the total number of INSS beneficiaries.

Furthermore, Bradesco was classified as one of the most profitable bank in Latin America and the United States by consulting firm Economática and it was also considered one of the ten best companies and the best bank to work for in Brazil in the category of large companies by Guia Você S/A Exame magazine.  It was also elected Company of the Year, best bank, best Insurance and Private Pension Company and best Health Insurance Company according to a survey by IstoÉ Dinheiro magazine.  Bradesco Seguros e Previdência was classified by Anuário Valor 1000 magazine as the largest insurer group in Brazil and for the second consecutive time was elected the best insurance company in South America by the World Finance magazine.  Bradesco was the first Brazilian company to receive the Golden Peacock Global Award for Excellence in Corporate Governance 2009, sponsored by the Institute of Directors, which recognizes actions toward transparency and excellence in corporate governance.

Main subsidiaries

The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2009 (all of which are consolidated in our financial statements in “Item 18. Financial Statements”).  With the exception of Banco Bradesco Argentina, which is incorporated in Argentina, all of these material subsidiaries are incorporated in Brazil.  For more information regarding the consolidation of our material subsidiaries, see note 1(a) to our consolidated financial statements in “Item 18. Financial Statements.”

‑ 29 ‑

‑ 30 ‑

Revenues per business segment

The following table summarizes our gross revenues by business area for the periods indicated.

The sum of the segments shown in the table below may not correspond to the amounts shown on a consolidated basis, as they do not take into account immaterial activities or inter‑segment transactions.

	For the Years Ended December 31,
	2007	2008	2009
	(R$ in millions)
Banking:
Loan operations:
Housing loans	R$ 323	R$ 528	R$ 662
Rural loans	862	1,014	846
Leasing	908	2,393	3,447
Other loans(1)	20,515	29,727	27,753

Total	22,608	33,662	32,708

Fees and commissions:
Asset management fees	743	758	733
Collection fees	859	959	984
Credit card fees	1,273	1,696	1,972
Fees charged on checking account services	2,108	1,794	1,497
Fees for receipt of taxes	237	219	235
Interbank fees	321	387	42
Financial guarantees	197	330	559
Consortium administration	256	318	351
Other services	1,000	1,422	1,998

Total	6,994	7,883	8,371

Insurance and pension plans:(2)
Insurance premiums:
Health	4,246	5,259	6,099
Life and personal accidents	1,822	2,799	3,145
Automobile, property and liability	2,775	2,905	3,277

Total	8,843	10,963	12,521

Pension plan income	R$ 555	R$ 710	R$ 607

(1)       Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.

(2)       This does not include private pension investment contracts.  See "—Insurance,  pension plans and certificated savings plans."

We do not break down our revenues by geographic regions within Brazil, and less than 10.0% of our revenues come from international operations.  For more information on our international operations, see "International banking services."

Banking activity

We have a diverse client base that includes individuals and small, midsized and large companies in Brazil. Historically, we have cultivated a stronger presence among the broadest segment of the Brazilian market, middle and low income individuals. In 1999, we built our corporate department to serve our corporate clients with annual revenues of R$350 million or more, and our private banking department to serve our individual clients with minimum net assets of R$2 million. In 2002, we created Bradesco Empresas (Middle Market), responsible for corporate clients that have an annual income of between R$30 and R$350 million, with the goal of expanding our business in the middle corporate market sector. In May 2003, we launched Bradesco Prime, which offers services to individual clients who either have a monthly income of at least R$6,000 or have R$70,000 available for immediate investment. Bradesco Varejo ("Bradesco Retail") is our division responsible for the corporate clients that have an annual income lower than R$30 million and the individual clients that have a monthly income lower than R$6,000. For more information, see "Distribution channels” and “Specialized distribution of products and services."

‑ 31 ‑

The following diagram shows the breakdown of our banking activities as of December 31, 2009:

The sum of the segments shown in the table below may not correspond to the amounts shown on a consolidated basis, as they do not take into account immaterial activities or inter‑segment transactions.

‑ 32 ‑

The following table sets forth selected financial data for our banking segment for the periods indicated:

	Year ended December 31,
	2007	2008	2009
	(R$ in millions)
Income statement data:
Net interest income(1)	R$ 17,188	R$ 19,054	R$ 25,551
Provision for loan losses	(4,617)	(6,651)	(10,822)
Non‑interest income(1)	12,884	10,564	15,721
Non‑interest expense	(18,751)	(20,620)	(21,554)
Income before income taxes (1)	6,704	2,347	8,896
Income tax and social contribution	(1,877)	1,970	(2,733)
Net income before attribution to noncontrolling interest(1)	4,827	4,317	6,163
Net income attributed to noncontrolling interest	(28)	(42)	(6)
Parent Company`s net income	R$ 4,799	R$ 4,275	R$ 6,157
Balance sheet data:
Total assets	R$ 275,400	R$ 373,908	R$ 418,926
Selected results of operations data:
Interest income:
Interest on loans	R$ 22,608	R$ 33,662	R$ 32,708
Interest on securities	2,445	5,576	4,660
Interest on federal funds sold and securities purchased under agreements to resell	3,202	6,465	7,701
Deposits from financial institutions	441	706	506
Brazilian Central Bank compulsory deposits	1,207	1,489	1,434
Others	37	38	35
Interest expense:
Interest on deposits	(5,560)	(9,636)	(11,446)
Interest on federal funds purchased and securities sold under agreements to repurchase	(5,553)	(9,619)	(9,179)
Interest loans	(1,639)	(9,627)	(868)
Net Interest Income	17,188	19,054	25,551
Fee and commission income	R$ 6,994	R$ 7,883	R$ 8,371

(1)       Includes income from related parties outside of the banking segment.

We have a segmented customer base and we offer the following range of banking products and services in order to meet the needs of each segment:

•              deposit‑taking activities, including checking accounts, savings accounts and time deposits;

•              credit operations (individuals and companies, real estate financing, microcredit, onlending of BNDES resources, rural credit, leasing, among others);

•              credit cards, debit cards and pre‑paid cards;

•              management of receipts, payments, human resources, and administrative support;

•              asset management;

•              services related to capital markets and investment banking activities;

•              intermediation and trading services;

•              custody, depositary and controllership services;

•              international banking services; and

•              consortiums.

‑ 33 ‑

Deposit‑taking activities

We offer a variety of deposit products and services to our customers through our branches, including:

•              checking accounts, which do not bear interest;

•              investment deposit accounts;

•              traditional savings accounts, which currently earn the Brazilian reference rate, the taxa referencial, known as the "TR," plus 6.2% in annual interest;

•              time deposits, which are represented by certificados de depósito bancário (Bank Deposit Certificates, or "CDBs"), and earn interest at a fixed or floating rate; and

•              deposits exclusively from financial institutions, which are represented by certificados de depósito interbancário (Interbank Deposit Certificates, or "CDIs"), and earn the interbank deposit rate.

As of December 31, 2009, we had 20.9 million checking account holders, 19.7 million of which were individual account holders and 1.2 million of which were corporate account holders.  On that same date, we had 37.7 million savings accounts. In the same period, our deposits (excluding deposits from financial institutions) totaled R$170.4 billion and we had a 14.1% share of the Brazilian savings deposit market, according to the Central Bank.

The following table sets forth a breakdown by product type of our deposits at the dates indicated:

	December 31,
	2007		2008		2009
	(R$ in millions, except %)
Deposits from Customers:
Demand deposits	R$ 29,423	29.9%	R$ 28,612	17.4%	R$ 35,664	20.8%
Reais	29,222	29.7	28,246	17.2	35,126	20.5
Foreign currency	201	0.2	366	0.2	538	0.3
Savings deposits	32,813	33.4	37,768	23.0	44,162	25.8
Reais	32,813	33.4	37,768	23.0	44,162	25.8
Time deposits/certificates of deposit	35,733	36.3	97,423	59.2	90,537	52.9
Reais	33,658	34.2	90,561	55.1	85,221	49.8
Foreign currency	2,075	2.1	6,862	4.1	5,316	3.1
Total deposits from customers	97,969	99.6	163,803	99.6	170,363	99.5
Deposits from financial institutions	372	0.4	698	0.4	752	0.5
Total	R$ 98,341	100.0%	R$ 164,501	100.0%	R$ 171,115	100.0%

We offer our clients some additional special services, such as:

•              the "Easy‑Checking Account," a combination checking account and savings account in which, after the lapse of a pre‑set period (the length of which is determined by regulation), deposited funds earn interest at the same rate as our savings accounts, unlike our ordinary checking accounts, which earn no interest;

•              "identified deposits," which allow our clients to identify deposits made in favor of a third party through the use of a personal identification number; and

•              real‑time "banking transfers" from a checking, savings or investment account to or between another checking, savings or investment account, including accounts at other banks.

‑ 34 ‑

Credit operations

The following table sets forth a breakdown by product type of our credit operations in Brazil, at the dates indicated:

	December 31,
	2007	2008	2009
	(R$ in millions)
Loans outstanding by product type:
Loans to individuals	R$ 40,672	R$ 36,734	R$ 39,208
Real estate financing	3,205	5,308	6,841
Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") onlendings	12,824	14,480	16,014
Other local commercial loans	31,556	47,736	46,872
Rural credit	9,032	10,459	11,661
Leasing	8,097	20,096	19,787
Credit cards	2,330	2,501	3,452
Import and export financings	17,521	27,480	21,961
Foreign loans	2,529	2,769	2,958
Public sector loans	94	94	88
Total	127,860	167,657	168,842
Non‑performing loans	5,277	7,178	11,092
Total	R$ 133,137	R$ 174,835	R$ 179,934

The following table sets forth a summary of the concentration of our outstanding loans by borrower size at the dates indicated.

	December 31,
	2007	2008	2009
Borrower size:
Largest borrower	0.7%	1.3%	1.0%
10 largest borrowers	5.5	6.5	6.5
20 largest borrowers	9.0	10.4	9.8
50 largest borrowers	15.6	16.9	16.2
100 largest borrowers	20.6%	22.1%	20.6%

Credit operations and discounted loans

Our credit operations and discounted loans, which consist mostly of consumer credit operations, loans to companies and credit cards, totaled R$179.9 billion as of December 31, 2009.

Consumer credit operations

We provide a significant volume of loans to individual customers.  This allows us to diminish the impact of individual loans on the performance of our portfolio and helps to build customer loyalty.  Such loans consist primarily of:

•              short‑term loans, extended by our branches to holders of our checking accounts and, within certain limits, through our ATM network.  These short‑term loans have an average maturity of four months and an average interest rate of 6.2% per month as of December 31, 2009;

•              automobile financing loans, which have an average maturity of fifteen months and an average interest rate of 1.9% per month as of December 31, 2009; and

•              overdraft loans on checking accounts (which we call "Cheque Especial"), which are, on average, repaid in one month and have interest rates varying from 7.6% to 8.2% per month as of December 31, 2009.

We also provide revolving credit facilities and traditional term loans.  As of December 31, 2009, we had outstanding advances, automobile financings, consumer loans and revolving credit loans in an aggregate amount of R$39.208 billion, representing 21.8% of our credit portfolio as of that date.  On the basis of loans outstanding at that date, we had a 12.8% share of the Brazilian consumer loan market, according to information published by the Central Bank.

‑ 35 ‑

In April 2008, Banco Finasa S.A. was dissolved as a consequence of its merger into Banco Finasa BMC S.A. and all of its assets and liabilities were transferred to Banco Finasa BMC S.A.  In April, 2008, the merger of Banco Finasa S.A. into Banco Finasa BMC S.A. was approved by the Central Bank.

In 2009 we repositioned the "Finasa" and "BMC" brands as "Bradesco Financiamentos" and "Bradesco Promotora," respectively.

Bradesco Financiamentos, our financing subsidiary, has two business lines:

•              payroll deductible loans to (i) INSS retirees and pensioners, (ii) employees of companies controlled by federal, state and municipal governments and (iii) employees of private sector companies. Currently, it operates with correspondent banks in all Brazilian states, which also offer value‑added products (credit cards, insurance, funding, consortium and others) and operate in partnership with Bradesco branches to directly prospect clients in the market; and

•              financing and leasing of vehicles with solutions in CDC, leasing and others with its own funds as well as onlending to Bradesco clients and non‑clients, working in partnership with 22,639 resellers and dealers across the country in the segments of light vehicles, motorcycles and heavy vehicles.

Real estate financing

As of December 31, 2009, we had 43,231 outstanding real estate loans.  As of December 2009, we financed 22.6% of the residential units constructed by the civil construction sector, according to information published by the Central Bank.  As of December 31, 2009, the aggregate outstanding amount of our real estate loans amounted to R$6.841 billion, representing 3.8% of our loan portfolio.

Our real estate loans are granted by the Sistema Financeiro Habitacional (the National Housing System), which we call the "SFH" or by the Carteira Hipotecária Habitacional (Housing Mortgage Portfolio), which we call the "CHH," or by the Carteira Hipotecária Comercial (Commercial Mortgage Portfolio), which we call the "CHC." Loans from SFH or CHH are made at annual interest rates that vary between 8.9% to 11.9% plus TR, and 14% from CHC. Loans from SFH for pre‑fixed installments are made at annual interest rates of 12.9%.

Residential  SFH and CHH loans have stated maturities of up to thirty years and commercial loans have stated maturity of up to ten years.

Our construction loans granted to individuals have a maturity of up to 30 years, with 24 months for the termination of the construction, 2‑month grace period and the remainder for loan return.  Payments are made on a floating rate basis of TR plus an annual interest rate of 10.9% for the SFH loans, and 12.9% fixed interest rates for properties evaluated at up to R$500,000.

We also extend financing to corporate plan under the SFH.  These loans are for construction purposes and typically have a maturity of up to 36 months for the completion of the construction and repayment begins within 36 months after the approval of the construction.  We make these loans on a floating‑rate basis of TR plus an annual interest rate of 12% during the construction stage for SFH loans, and TR plus an annual interest rate of 15% for CHH loans.

Central Bank regulations require us to provide an amount of residential real estate financing equal to at least 65% of the balance of our savings accounts.  In addition to direct residential real estate loans, mortgage notes and charged‑off residential real estate loans, other financings can be used to satisfy this requirement. We generally do not finance more than 80% of the purchase price or the market value of a property, whichever is lower.

Micro credit

We extend micro credit to low‑income individuals and small companies, in accordance with Central Bank regulations requiring that banks direct 2% of their cash deposits to provide such loans. We began extending such micro credits in August 2003. As of December 31, 2009, we had 42,785 micro credit loans outstanding, totaling R$22.947 million.

‑ 36 ‑

In accordance with Central Bank regulations, most micro credit loans have a maximum effective interest rate of 2% per month. However, micro credit loans for business directed towards a specific production have a maximum effective interest rate of 4.0%. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$1,000 for individuals in general, (ii) R$3,000 for individuals developing certain professional, commercial or industrial activities or for micro companies, and (iii) R$10,000 for micro companies with pre‑defined production.  In addition, terms of micro credit loans cannot be shorter than 120 days, and the loan granting fee must vary from 2.0% to 4.0% of the value of the credit raised.

BNDES  onlendings

The Brazilian government has a program to provide government‑funded long‑term loans with below‑market interest rates to sectors of the economy that it has targeted for development. We borrow funds under this program from either (i) BNDES, which is a Brazilian development bank wholly owned by the federal government, or (ii) Agência Especial de Financiamento Industrial—Finame, which we call "Finame," the equipment financing subsidiary of BNDES. We then on‑lend these funds to borrowers in targeted sectors of the economy. We determine the spread on the loans based on the borrowers' credit. Although we bear the risk for these onlending transactions before BNDES and Finame, they are always secured.

According to BNDES, in 2009, we disbursed R$8.880 billion, 45.7% of which was loaned to micro‑, small‑ and medium‑sized companies.  Our onlending portfolio was R$16.014 billion as of December 31, 2009, representing 8.9% of our credit portfolio at that date.

Other local commercial loans

We provide traditional loans for the ongoing needs of our corporate clients. We had R$46.872 billion of outstanding commercial loans, accounting for approximately 26.0% of our credit portfolio as of December 31, 2009. We offer a range of loans to our Brazilian corporate clients, including:

•              short‑term loans of twenty‑nine days or less;

•              working capital loans to cover our customers' cash needs;

•              guaranteed checking accounts and corporate overdraft loans;

•              discounting of trade receivables, promissory notes, checks, credit cards receivables and suppliers, and a number of other receivables;

•              financing for purchase and sale of goods and services;

•              corporate real estate loan;

•              investment lines for acquisition of assets and machinery; and

•              guarantees.

These lending products generally bear an interest rate of between 1.4% and 7.2% per month.

Rural loans

We extend loans to the agricultural sector by financing demand deposits, BNDES onlendings and our own resources, in accordance with Central Bank regulations.  As of December 31, 2009, we had R$11.661 billion in outstanding rural loans, representing 6.5% of our credit portfolio.  In accordance with Central Bank regulations, we extend loans using funds from our reserve requirements at a fixed rate.  The annual fixed rate was 6.8% as of December 31, 2009.  The maturity of these loans generally matches agricultural cycles and the principal becomes due at the time a crop is sold, except BNDES rural onlendings, which are valid for up to a five‑year term and require repayments on a semi-annual or annual basis.  As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

‑ 37 ‑

Since November 2008, Central Bank regulations require us to use at least 30% of our checking account deposits to provide loans to the agricultural sector.  If we do not meet the 30% threshold, we must deposit the unused amount in a non‑interest‑bearing account with the Central Bank.

Leasing

According to ABEL, as of December 31, 2009, the value of our outstanding leases was one of the largest among private companies in Brazil.  According to this source, the aggregate discounted present value of the leasing portfolios of leasing companies in the country as of December 31, 2009 was R$110.3 billion, of which we had a market share of 19.4%.

As of December 31, 2009, we had 793,970 outstanding leasing agreements totaling R$19.787 billion, representing 11.0% of our credit portfolio.

The Brazilian leasing market is dominated by large banks and both domestic‑ and foreign‑owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leases are financial (as opposed to operational).  Our leasing operations primarily involve the leasing of cars, trucks, material handlers, aircraft and heavy machinery.  As of December 31, 2009, 85.9% of our outstanding leases were automobile leases; in the Brazilian leasing market as a whole, 86.9% were automobile leases.

We conduct our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos (formerly Banco Finasa BMC).

We obtain funding for our leasing operations primarily through the issuance of debentures and notes in the domestic market.  As of December 31, 2009, Bradesco Leasing had R$46.334 billion of debentures outstanding in the domestic market.  These debentures will mature in 2025 and bear monthly interests at the CDI rate.

Terms of leasing agreements

Financial leases represent a source of medium‑ and long‑term financing for Brazilian customers.  Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions with respect to goods with an average life of five years or less, and 36 months for transactions with respect to goods with an average useful life greater than five years.  There is no legally imposed maximum term for leasing contracts.  As of December 31, 2009 the remaining average maturity of contracts in our lease portfolio was 47 months.

Credit cards

We issued Brazil's first credit cards in 1968, and as of December 31, 2009, we were one of Brazil's largest credit card issuers, with 79.6 million credit cards and private label cards issued.  We offer Visa, American Express, MasterCard and Private Label credit cards to our clients.  As of December 31, 2009, our credit cards were accepted in over 200 countries.

In April 2010 Bradesco and Banco do Brasil signed a non-binding memorandum of understanding for the preparation of a business model, involving: (i) the integration of part of their card operations; (ii) the launch of a Brazilian brand of credit, debit and pre-paid cards for account-holders and nonaccount-holders and (iii) the joint creation of new businesses for private label cards (cards offered to non-account-holder clients through partner merchants).The conclusion of the operation is subject to technical, legal and financial studies, the satisfactorynegotiation of the final documents and compliance with the applicable legal and regulatory requirements.

Our partnership with the American Express Company has permitted us to successfully operate their credit cards and other related activities in Brazil.  Notable amongst these operations are the exclusive offers of the Centurion line of cards, which includes the Membership Rewards Program, and management of the network of establishments under contract with Amex Cards.

‑ 38 ‑

In addition, through Fidelity Processadora e Serviços S.A., a partnership we entered into with Fidelity National and Banco ABN AMRO Real, in 2006 for providing credit card services, we currently rank as one of Brazil's largest service providers of processing, customer services management and support activities.

We earn revenues from our credit card operations through:

•              fees on purchases carried out in commercial establishments;

•              issuance fees and annual fees;

•              interest on credit card balances;

•              interest and fees on cash withdrawals through ATMs;

•              interest on cash advances to cover future payments owed to establishments that accept credit cards; and

•              several fees charged from cardholders and affiliated commercial establishments.

We offer our customers the most complete line of credit cards and related services, including:

•              cards issued, and restricted for use, in Brazil;

•              credit cards accepted nationwide and internationally;

•              credit cards directed toward high‑net‑worth customers, such as "Gold," "Platinum" and "Infinite/Black" Visa, American Express and MasterCard.  The highlights are the benefits of the Fidelity Programs, including the “Membership Rewards Program”;

•              cards that combine the features of credit and debit cards in a single card.  Holders of these cards can use them to carry out traditional banking transactions as well as to purchase goods;

•              for greater security, we are issuing chip‑embedded credit cards for our entire client base, which allows holders to use passwords instead of signatures;

•              corporate credit cards accepted nationwide and internationally;

•              co‑branded credit cards, which we offer through partnerships we have with traditional companies, such as airlines, retail stores, newspapers, magazines, automobile companies and others;

•             "affinity" credit cards, which we offer through civil associations, such as sport clubs and non‑governmental organizations;

•              "CredMais" credit cards for employees of our payroll processing clients, which have more attractive revolving credit fees, and "CredMais INSS" credit cards for pensioners and other beneficiaries of INSS with lower financing interest rates;

•              private label credit cards, which exclusively target retail clients in efforts to leverage our business and the loyalty of individual clients, and which may or may not have a brand for use outside the commercial establishment;

•              "GiftCard," which is a prepaid card sold as a gift to individuals;

‑ 39 ‑

•              SMS – Bradesco Message Service, which allows the credit card holder to receive a text message on their mobile phone informing them that a transaction with their respective credit card has been made;

•              CPB – Bradesco Ticket Card, a virtual card focused on the management and control of plane ticket expenses for corporations;

•              Bradesco Transportation Card, aimed at transportation companies, shipping companies, risk management companies and truck drivers, with both prepaid and debit card functionality;

•              "Blue Credit Cards," a credit card with a modern shape, offering special benefits for American Express clients with upscale lifestyles;

•              "FixCard," with a reduced fee that enables the card user to plan his/her monthly expenditure payment;

•              Flex Car Visa Vale Card is a prepaid card that offers the client more practical payment options for vehicle related expenses, such as fuel, parking, among others, allowing the company to determine the maximum credit available to each employee;

•              payment of invoice in up to 12 fixed installments, with specific charges per type of card;

•              "Seguro Proteção Desemprego Bradesco" (Bradesco Unemployment Protection Insurance) settles or amortizes the amount due on the participant's credit card in the event of involuntary unemployment (for employed professionals) or permanent or temporary physical disability (for self‑employed workers or professionals).  Coverage varies by plan;

•              "Seguro Cartão Super Protegido Premiável Bradesco" (Bradesco Unauthorized Purchase Protection Insurance) settles or amortizes the amount due on the participant's credit card, excluding cash withdrawals, resulting from loss, robbery or theft of the credit card.  This protection encompasses a 7‑consecutive‑day period (168 hours) prior to the notification of the event, up to the credit card limit, with ceiling of R$50,000;

•              "Purchase with Change," a cash‑back service provided by Bradesco, Banco do Brasil and Banco Real, which allows the client to request cash back when purchasing with the card;

•              "Contactless" branded card, which allows the client to simply place the card close to the reader for the payment to be processed;

•              "Bradesco Corporate Checking Account Card," which allows access to checking account funds for small daily expenses, providing advanced technology and making transfers easier, faster and much safer for companies;

•              "Gold Cards" with differentiated services in harmony with Bradesco's customer segmentation strategy, offering competitive products that bring profitability to the Bank and benefits to clients; and

•              "FIFA 2010 World Cup Visa Credit Card," a special edition focusing on the 2010 World Cup in South Africa targeted at individuals, clients or non‑clients.

We are authorized to accredit establishments under the Visa, American Express and Mastercard systems in our branches, in addition to providing transfers to the branch where the holder maintains its accounts.

In 1993, we launched the SOS Mata Atlântica card, which allocates a portion of its revenues to environmental causes, and in 2007, we entered into an agreement with the State of Amazonas to donate R$70 million to Fundação Amazonas Sustentável (Sustainable Amazonas Foundation) within five years.  A portion of this project will be funded through the allocation of some of the revenues generated by our social‑purpose credit card operations. In 2008, we launched the Amazonas Sustentávelcredit card, the first credit card made of recycled plastic, which part of its revenues will be transferred to Fundação Amazonas Sustentável.

‑ 40 ‑

In June 2009, we announced the partial sale of our interest in the capital stock of "Companhia Brasileira de Meios de Pagamento" (VisaNet), currently called "Cielo," as part of its secondary share offering, which generated a pre‑tax profit of R$2 billion.

In July 2009, we announced an additional sale of our interest in Cielo's capital stock as part of an overallotment option to the underwriters, generating a pre‑tax profit of R$410 million.  After these sales we still maintained a total of approximately 362.4 million Cielo common shares, which corresponds to 26.6% of its capital stock.

In September 2009 the Central Bank authorized the acquisition of the shareholding control of Ibi Participações, which is an important credit card issuer with a strong position in the private label segment.

As of December 31, 2009, we had more than 69 partners with whom we offered co‑branded, affinity and private label/hybrid credit cards.  These relationships have allowed us to integrate our relationships with our clients, thereby offering our credit card customers banking products, such as financing and insurance services.

The following table sets forth a breakdown of credit cards we issued in Brazil for the years indicated:

	2007	2008	2009
	(millions)
Card base:
Credit	28.5	35.3	79.6
Debit	43.2	48.0	53.3
Total	71.7	83.3	132.9

Revenue – R$:
Credit	38,746	46,704	55,294

Number of transactions:
Credit	506.3	607.4	722.6

Debit cards

We began to issue debit cards in 1981 under the name “Bradesco Instantâneo”.  In 1999 we started converting all of our Bradesco Instantâneo debit cards into new cards called “Bradesco Visa Electron”.  Customers who hold Bradesco Visa Electron debit cards can use them to make purchases at establishments and withdraw cash at Bradesco customer service network in Brazil and the “Visa Plus” network worldwide.  The amount paid is withdrawn from the cardholder's Bradesco account, eliminating the inconvenience and bureaucracy of a check.

Prepaid cards

In 2009, together with other card issuers and Visa International, we actively participated in the distribution of VisaVale cards.

Management of receipts, payments, human resources, and administrative support

Management of receipts and payments

In order to meet the cash management needs of our clients, both in the public and private sectors, we offer many electronic solutions for receipt and payment management, supported by a vast network of branches, correspondent banks and electronic channels, all of which aim to improve the speed and security of information and the transfer of resources of customers.

These solutions include: (i) the collection and payment services and (ii) on‑line resource management with a system which allows our clients to pay suppliers, salaries, taxes and other contributions due to governmental or public entities.

‑ 41 ‑

These solutions, which can also be customized, facilitate our clients' day‑to‑day tasks as well as contribute to generating other businesses for the Bank.

We also earn revenues through the payment of fees on collection services and payment processing services, as well as upon transfers of funds received until their availability to the beneficiary.

Global cash management

The global cash management concept provides solutions regarding the cash management of multinational companies operating in Brazil and/or domestic companies operating abroad.

Bradesco's Global Cash Management provides payment, deposits and treasury management functions to companies aiming at regionally or globally centralizing their cash, by means of partnerships with banks present in several locations worldwide.

Charging and other receivables solution

In 2009, we processed 616.9 million receivables through our collection system, checks custody service, deposits at tellers (identified deposits) and credit orders via our teleprocessing system (credit order by teleprocessing or OCT), a 4.0% increase as compared with the same period in 2008.

Tax collection solutions

In 2009, we processed payments of 413.9 million documents related to taxes and other contributions due to governmental or public entities, an 8.0% increase as compared with the same period in 2008.

Check‑custody services

Under the post‑dated check system, our clients pay for goods and services with bank checks dated with a future date. Sellers deposit the post‑dated check on the future date, effectively extending the time in which the payment must be made.  We hold such checks in custody for our clients to facilitate the control of the document in the period between when the check is written and when it is deposited in the recipient's account.

Solutions for payment of suppliers, salaries and taxes

In 2009, we processed over 256.6 million transactions, a 19.8% increase as compared with the same period in 2008.

Productive chain solutions

In the current market, we believe that is essential that the companies, besides operating together in an industry segment, work together for better results.  In this context, we have worked to become a "Production Chain Bank," attempting to be present in all stages of the production process, coming up with solutions, products, services and partnerships that meet the needs of all members of the production chain, whether they are suppliers, distributors, clients or other.

Public authority solutions

Public administration also requires agility and technology in its every‑day activities.  In order to serve this market, we have a specific area and offer specialized services to entities and bodies of the Executive, Legislative and Judiciary branches, at the federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state‑owned and mixed companies, the armed forces (Army, Navy and Air Force) and the auxiliary forces (Federal, Military and Civil Police) and notary officers and registries, identifying business opportunities and structuring customized solutions.

An exclusive website was developed for these clients and presents the federal, state and municipal governments with corporate payments, receipts, human resources and treasury solutions, meeting the needs and expectations of the Executive, Legislative and Judiciary Branches.  The portal also has an exclusive place for public employees and military policemen with all the products and services we make available for these clients.

‑ 42 ‑

The relationship occurs by means of exclusive service platforms located nationwide, with specialized relationship managers to provide services to these clients, creating a closer relationship to conquer new business and establishing a consolidated presence with the Public Authority.

Management of human resources and administrative support

We offer our corporate clients several electronic solutions for management of human resources and administrative services, including payroll processing, employee checking accounts and the "company card" for the payment of business trips and other company‑related expenses.  Once employees receive their salaries through this system, they may take advantage of special credit lines, special conditions for rates, fees, products and services and access our broad ATM network.

Asset management

We manage third‑party assets by means of:

•              mutual funds;

•              individual and corporate investment portfolios;

•              pension funds, including assets guaranteeing the technical reserves of Bradesco Vida e Previdência;

•              insurance companies, including assets guaranteeing the technical reserves of Bradesco Seguros; and

•              FIDCs.

As of December 31, 2009, we had R$247.7 billion of assets under management, R$174.6 billion of which were managed by Bradesco Asset Management and R$73.1 billion of which were in third party funds related to the fiduciary administration, custody and controllership services of BEM Distribuidora de Títulos e Valores Mobiliários Ltda., which we call "BEM DTVM."

In the same period we offered 960 funds and 209 portfolios to over 3.2 million investors.  We also offer a range of fixed asset, variable income, money market and other funds. Currently we do not offer investments in highly leveraged funds.

The following tables show the distribution of managed assets, the number of investors, and the number of investment funds and customer portfolios managed as of the dates indicated.

	Distribution of Assets As of December 31
	2008	2009
	(R$ in millions)
Investment Funds:
Fixed income	155,365	201,012
Variable income	10,797	23,999
Third party share funds	4,857	5,641
Total	171,019	230,652
Managed Portfolios:
Fixed income	8,484	8,590
Variable income	6,881	7,552
Third party share funds	767	906
Total	16,132	17,048
Overall Total	187,151	247,700

‑ 43 ‑

	As of December 31
	2008		2009
	Number	Quota holders	Number	Quota holders
Investment Funds	807	3,281,540	960	3,169,464
Managed Portfolios	209	568	209	486
Overall Total	1,016	3,282,108	1,169	3,169,950

The increase of investment funds occurred in 2009 was mainly due to an increase in fixed income investment funds, which have lower management fees compared to variable income investment funds.

Our products are distributed through our branch network, our telephone banking services and our Internet‑based investment site—ShopInvest.

Services related to capital markets and investment banking activities

In February 2006, we incorporated Banco Bradesco BBI S.A., which we call "Bradesco BBI," to be our investment bank and operate in the capital markets, mergers and acquisitions, project financing, structured operations and private equity areas.  In 2009 we coordinated the placement of R$24.064 billion in primary and secondary operations of shares and debt instruments, representing 38.6% of the volume of the issuances registered with the CVM during the period.

Along with these activities, Bradesco BBI is the controlling company for the operations of Bradesco Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários, BRAM – Bradesco Asset Management and Bradesco Securities Inc.

Variable income

Bradesco BBI coordinates and places public offerings of shares in the local and international capital markets, as well as intermediates public tender offers. In 2009 we participated in several Initial Public Offerings (IPOs) and follow‑ons of our clients' shares. As of December 2009, according to a ranking set by ANBIMA, Bradesco BBI ranks third in volume distributed in variable income with a market share of 12.2% and volume of R$4.5 billion, and ranks fifth in number of operations.

Fixed income

During 2009, Bradesco BBI was one of the main players in the fixed income market, ranking third in ANBIMA's ranking of origination and distribution disclosed in December 2009, based on volume in fixed income in the domestic market.  We participated in important transactions, totaling more than R$10.3 billion in transaction volume with approximately 21.5% of market share.

Structured operations

Banco BBI develops structures used to segregate credit risks through securitization, using SPEs, loan assignments with shared risk and medium‑ and long‑term financing, based on receivables and/or other collateral.

Mergers and acquisitions

Bradesco BBI advises important clients on mergers, acquisitions, asset sale, joint ventures, corporate restructuring and privatization operations.  We are among the leaders in this sector, ranking first in the closing number of merger and acquisition transactions and in the number and volume of corporate restructuring operations (OPA transactions), according to ANBIMA, in December 2009.

Project finance

Bradesco BBI plays the role of financial advisor and financial structurer for several projects in the project and corporate finance categories, always seeking the best financing solution for projects in several sectors of the economy. BBI has an excellent relationship with several different promotion agencies, such as BNDES, Inter-American Development Bank (BID), International Finance Corporation (IFC) and Banco do Nordeste do Brasil(BNB).

‑ 44 ‑

In 2009, Bradesco BBI was involved in the funding of various projects in Brazil, such as the financing of hydropower plants of the Madeira Complex (Santo Antônio and Jirau), with a volume of third‑party funds exceeding R$13.0 billion.

Intermediation and trading services

Through our wholly owned subsidiary Bradesco S.A. Corretora de Títulos e Valores Mobiliários, which we refer to as "Bradesco Corretora," we trade futures, options and corporate and Brazilian government securities on behalf of our customers.  The clients of Bradesco Corretora include high net worth individuals, large companies and institutional investors.

During 2009, Bradesco Corretora traded more than R$77.809 billion in the BM&FBovespa equities market and, according to BM&FBovespa, was ranked eleventh in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded approximately 3,466,477 futures, swaps, options and other contracts, with a total amount of R$364.238 billion, on the BM&FBovespa.  According to the BM&FBovespa, in 2009, Bradesco Corretora was ranked 23rd in the Brazilian market, in terms of the number of options, futures and swaps contracts executed.

With more than 40 years of tradition and efficiency in capital markets, Bradesco Corretora was the first brokerage firm to make available to its clients the DMA‑Direct Market Access, an innovative computer order routing service, which allows the investor to carry out asset purchase and sale operations directly in BM&FBovespa's market.

BM&FBovespa, through its Operational Qualification Program, awarded the 5 Qualification Seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Web Broker) to Bradesco Corretora in September 2009, indicating excellence in futures transactions.

Bradesco Corretora has sixty brokers covering retail investors and assisting our branch managers, twelve brokers dedicated to Brazilian and foreign institutional investors, and ten brokers dedicated to BM&FBovespa.

Bradesco Corretora offers its clients the ability to trade securities via the Internet through its "Home Broker" service.  In 2009, trading through "Home Broker" totaled R$28.160 billion, corresponding to 6.0% of all transactions carried out through the Internet on BM&FBovespa and ranking Bradesco Corretora as the 5th largest Internet trader in the Brazilian market.

Bradesco Corretora offers its clients complete investment analysis service with coverage of the main sectors and companies in the Brazilian market, currently covering 83 companies.  There are nineteen sector specialists (senior analysts and assistants) on our analyst team.  They disclose their opinions to clients with follow‑up reports and share guides with a wide basis of projections and multiples of comparison.  In addition to the analysis of our team of economists, Bradesco Corretora has a separate economic team dedicated to the specific demand of its clients, focusing on the stock market.

With "Projeto Sala de Ações" (Share Rooms Project), our clients have access to professionals qualified to give them advice on investments on the BM&FBovespa.  Our ever‑expanding network of share rooms currently consists of 21 share rooms located throughout Brazil.  With this service, Bradesco Corretora aims at direct customer service and a closer relationship with the client, training and certificating its employees in a range of operations, including structured operations, and attracting new clients.  This channel is also very profitable and welcomed by the investor.  It helps to bring together our network of branches, creating loyal clients and concentrating their funds with us.  Thirty‑nine share rooms are estimated to be implemented by the end of 2010 and forty‑one by the end of 2011 in strategic locations of Brazil.

We also offer our clients the Direct Treasury Program, which allows individual clients to invest in federal public securities via the Internet by registering with Bradesco Corretora on our website.

‑ 45 ‑

Bradesco Corretora also offers its services as a representative of non‑resident investors in transactions carried out in the financial and capital markets, in accordance with the terms of CMN Resolution 2,689, which we refer to as "Resolution 2,689."  For more information regarding Resolution 2,689, see "Item 10.D. Exchange Controls."

Custody, depositary and controllership services

In 2009, we were one of the main service providers for capital markets and maintained the leadership in the domestic market of assets custody, according to the ANBIMA ranking.  With a modern infrastructure and a specialized team, we offer a broad range of services such as: Qualified Custody – Domestic & International Markets, Controllership of Managed Funds and Portfolios, Structured Funds, Offshore Funds, Fiduciary Administration for Investment Funds, DR – Depositary Receipt, BDR – Brazilian Depositary Receipt, Representation for Foreign Investors, Asset Bookkeeping, Agent Bank, Depositary (Escrow Account – Trustee), and Clearing Agent.

We submit our processes to the Quality Management System ISO 9001:2008 and GoodPriv@cy certifications.  Bradesco Custódia alone has ten certifications related to quality and three related to protection and data privacy.

As of December 31, 2009, Bradesco Custódia offered:

•              custody, controllership and fiduciary administration for third parties, with

•              R$562.919 billion in assets under custody (ANBIMA's ranking);

•              R$625.092 billion in investment funds and managed portfolios (ANBIMA's ranking);

•              13 registered DR Programs with market values of R$84.652 billion; and

•              R$126.230 billion in third party investment funds under fiduciary management by BEM DTVM Ltda..

•              book‑entry assets :

•              our system for book‑entry shares had 236 companies, with a total of 3.038 million shareholders;

•              our system for book‑entry debentures had 93 companies with a total market value of R$126.305 billion;

•              our system for book‑entry quotas had 124 investment funds with a market value of R$15.701 billion; and

•              we administered three BDR registered programs, with a market value of R$155.223 million.

International banking services

As a private commercial bank, we offer a range of international services, such as exchange transactions, external trade financing, lines of credit and offshore banking activities.  Our overseas network is made up of:

•              in New York City, one branch and Bradesco Securities Inc., our subsidiary brokerage firm, which we call "Bradesco Securities U.S.;"

•              in London, Bradesco Securities U.K., our subsidiary, which we call "Bradesco U.K.;"

•              in the Cayman Islands, 2 branches of Bradesco as well as our subsidiary, Cidade Capital Markets Ltd., which we called "Cidade Capital Markets;"

‑ 46 ‑

•              in the Bahamas, a branch of Bradesco;

•              in Argentina, Banco Bradesco Argentina S.A., our subsidiary, which we call "Bradesco Argentina;"

•              in Luxembourg, Banco Bradesco Luxembourg S.A., our subsidiary, which we call "Bradesco Luxembourg;"

•              in Japan, Bradesco Services Co. Ltd., our subsidiary, which we call "Bradesco Services Japan;" and

•              in Hong Kong, our subsidiary Bradesco Trade Services Ltd.

Our international operations are coordinated by our exchange department and supported by twelve operations units in Brazil, in addition to thirteen foreign exchange platforms located in Brazil's principal exporting and importing centers.

Revenues from Brazilian and foreign operations

The table below provides a breakdown of our revenues (interest income plus non‑interest income) arising from our operations in Brazil and overseas for the periods indicated:

	For the year ended December 31,
	2007		2008		2009
	R$ in millions	%	R$ in millions	%	R$ in millions	%
Brazilian operations	R$ 60,697	98.6%	R$ 76,215	98.4%	R$ 83,963	97.8%
Overseas operations	893	1.4	1,248	1.6	1,922	2.2
Total	R$ 61,590	100.0%	R$ 77,463	100.0%	R$ 85,885	100.0%

Foreign branches and subsidiaries

Our foreign branches and subsidiaries are principally engaged in financing Brazilian companies seeking external trade financing.  Bradesco Luxemburg also provides additional services to the private banking segment.  With the exception of Bradesco Services Japan and Bradesco Trade Services, our branches abroad are allowed to receive deposits in foreign currency from corporate and individual clients and extend financing to Brazilian and non‑Brazilian clients.  Total assets of the foreign branches, excluding transactions between related parties, were R$20.4 billion, as of December 31, 2009, totally denominated in currencies other than the real.

In October 2007, we indirectly acquired the Grand Cayman branch of BMC, as a result of our acquisition of its former parent company.  On March 27, 2009, this branch was incorporated into Bradesco Grand Cayman.

The funding necessary for import and export financing is obtained from the international financial community by means of credit lines granted by correspondent banks abroad.  In addition to the traditional funding source of correspondent banks, in 2009, we raised US$1.4 billion in public and private issue of debt securities in the international capital markets.  In this same year, we assumed US$1.3 billion in credit lines to finance Brazilian exports through auctions in foreign currency promoted by the Central Bank.

Bradesco Argentina.  With a view to expanding our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, the general purpose of which is to extend financing, largely to Brazilian companies established in Argentina and, to a lesser extent, to Argentinean companies doing business with Brazil.  In order to start its operations, we capitalized Bradesco Argentina with R$54.0 million from March 1998 to February 1999, and in May 2007, we carried out an additional capitalization of R$27.2 million.  As of  December 31, 2009, Bradesco Argentina recorded R$85.1 million in total assets.

Bradesco Luxemburg.  In April 2002, we acquired the total control of Banque Banespa International S.A. in Luxembourg and changed its name to Banco Bradesco Luxembourg S.A.  In September 2003, Mercantil Luxembourg was merged into Banco Bradesco Luxembourg and Banco Bradesco Luxembourg was the surviving entity.  As of  December 31, 2009, the total assets of this subsidiary were R$1.2 billion.

‑ 47 ‑

Bradesco Services Japan.  In October 2001, we incorporated Bradesco Services Japan to provide support and specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil.  As of  December 31, 2009, its assets totaled over R$461,000.

Bradesco Trade Services.  A non‑financial institution and a subsidiary of our branch in the Cayman Islands, which we formed in Hong Kong in January 2007, in partnership with the Standard Chartered Bank.

Bradesco Securities (U.S. and U.K.) - Bradesco Securities, our wholly owned subsidiary, is a broker/dealer in the United States and England.

•              The focus of Bradesco Securities U.S. is on facilitating the purchase and sale of shares, primarily in the form of ADRs.  The company is also authorized to deal with bonds, commercial paper and deposit certificates, among other securities, and to provide investment advisory services. Currently, we have more than thirty ADR programs for Brazilian companies traded on the New York Stock Exchange.  As of  December 31, 2009, Bradesco Securities U.S. had assets of R$44.2 million; and

•              Bradesco Securities U.K.'s focus is the intermediation of variable and fixed income operations of Brazilian companies for global institutional investors.  The authorization for operation was granted to Bradesco Securities U.K. in May 2008.  As of  December 31, 2009, Bradesco Securities U.K. had equity of R$10.2 million.

Cidade Capital Markets.  In February 2002, Bradesco, through BCN, acquired Cidade Capital Markets in Grand Cayman, as part of the acquisition of its parent company in Brazil, Banco Cidade.  As of  December 31, 2009, Cidade Capital Markets had R$65.8 million in assets.

Banking operations in the United States

In January 2004, the United States Federal Reserve Bank granted us permission to operate as a financial holding company in the United States.  As a result, we are permitted to operate in the United States market, directly or through a subsidiary, and, among other things, may sell insurance and certificates of deposit, provide underwriting services, assist with private placements, portfolio management and merchant banking services and manage mutual fund portfolios.

Import and export financing

Our Brazilian import and export activities consist primarily of financing export and import transactions.

We provide foreign currency payments on behalf of the importer directly to foreign exporters, attached to the receipt of a local currency payment by Brazilian importers. Exporters usually receive an advantage in local currency upon the closing of the export contract, in exchange for an assignment of a foreign currency receivable due on the contract maturity date.  Financing of imports done prior to the shipment of the goods is called Adiantamento Sobre Contrato de Câmbio (Advances on Exchange Contracts, or "ACC"), whereby the funds obtained are used in the production of the goods that will be exported.  Financing done after the shipment of the goods, when the exporter is awaiting payment, is called Adiantamento Sobre Contrato de Exportação (Advances on Export Contracts, or "ACE").

Other types of financing for exports include, among others, the pre‑payment of exports, BNDES‑EXIM onlending, advance discounts, exports credit notes and exports credit certificates.

Our foreign trade portfolio is funded primarily by credit lines with banking correspondents.  We maintain relationships with various North American, European, Asian and Latin American financing institutions for this purpose, relying on our network of approximately 1,000 banking correspondents abroad, 83 of which granted funding facilities at the end of 2009.

As of  December 31, 2009, the balance of our export financing transactions was R$18.1 billion and the balance of our import financing transactions was R$3.8 billion.  The volume of our foreign exchange contracts for exports reached US$37.9 billion, an 11.7% decrease over 2008.  In 2009, the volume of our foreign exchange contracts for imports reached US$24.7 billion, a 10.3% increase over 2008.  In 2009, based on information made available by the Central Bank, we had a 25.2% market share in the Brazilian export market, and an 18.4% market share in the Brazilian import market.

‑ 48 ‑

The following table sets forth the composition of our foreign trade asset portfolio at December 31, 2009:

December 31, 2009
(R$ millions)
Export financing:
Advance on foreign exchange contracts – undelivered bills	4,838
Advance on foreign exchange contracts – delivered bills	539
Export prepayment	7,151
Onlending of funds borrowed from BNDES/EXIM	2,665
NCE/CCE (Exports Credit Note/Exports Credit Certificates	2,944
Total export financing	18,137

Import financing:
Import financing – foreign currency	2,659
Exchange discounted in advance for import credit	1,165

Total import financing	3,824

Total foreign trade portfolio	21,961

Foreign exchange products

In addition to import and export financing, we offer our customers other exchange services and products, such as:

•              purchasing and selling of traveler´s  checks and foreign currencies;

•              cross border money transfers;

•              exports advanced receipt;

•              bills of clients domiciled abroad in domestic currency;

•              transfer of available funds to our customers' bank accounts located abroad;

•              collecting import and export receivables;

•              cashing checks that are denominated in foreign currency; and

•              structuring transactions in foreign currency by means of our units abroad.

Consortiums

In Brazil, persons or entities that wish to acquire certain goods can form a group, known as a "consortium," in which the members pool their resources to assist each other with the purchase of certain consumer goods.  The purpose of a consortium is to acquire goods, and Brazilian law forbids the formation of consortiums for investment purposes.

In January 2003, our subsidiary Bradesco Consórcios initiated the sale of consortium memberships, known as "quotas," to our clients.  Since May 2004, Bradesco Consórcios has been the leader in the real estate segment and, since December 2004, it has also been the leader in the vehicle segment.  In October 2008, Bradesco Consórcios became the leader in the segment of trucks/tractors, thereby achieving leadership in all three segments.  As of  December 31, 2009, Bradesco Consórcios registered total sales of over 395,611 active quotas in the three segments, with a total billed amount of approximately R$18.6 billion and a net profit income of R$207.3 million.  Bradesco Consórcios acts as the administrator for the consortiums, which are formed to purchase real estate, automobiles and trucks/tractors.

‑ 49 ‑

Insurance, pension plans and certificated savings plans

The following diagram shows the principal elements of our insurance, pension plans and certificated savings plans segment as of December 31, 2009:

The following table sets forth selected financial data for our insurance, pension plans and certificated savings plans segment for the periods indicated.  The total amounts per segment may not correspond to the amounts shown on a consolidated basis, as they do not take into account immaterial activities or inter‑segment transactions.

‑ 50 ‑

	As of and for the year ended December 31,
	2007	2008	2009
	(R$ in millions)
Income statement data:
Net interest income(1)	R$ 6,577	R$ 6,295	R$ 7, 569
Non‑interest income(1)	11,412	12,977	15,900
Non‑interest expense	(14,069)	(14,946)	(18,775)
Income before income taxes (1)	3,920	4,326	4,694
Income tax and social contribution	(1,287)	(1,545)	(1,661)
Net income before attribution to noncontrolling interest(1)	2,633	2,781	3,033
Net income attributed to noncontrolling interest	(19)	(89)	(26)
Parent Company`s net income(1)	R$ 2,614	R$ 2,692	R$ 3,007
Balance sheet data:
Total Assets	R$ 73,028	R$ 69,197	R$ 90,173
Selected results of operations data
Insurance premiums:
Premiums of life insurance and personal accidents	1,822	2,799	3,145
Health insurance premiums	4,246	5,259	6,099
Automobile and basic line insurance premiums	2,775	2,905	3,277
Total	R$ 8,843	R$ 10,963	R$ 12,521
Pension plan income	555	710	607
Interest income from insurance, pension plans, certificated savings plans and pension investment contracts	6,577	6,295	7,569
Changes in technical provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(4,981)	(4,225)	(6,008)
Insurance claims	(6,012)	(7,391)	(8,329)
Pension plan operating expenses	R$ (478)	R$ (482)	R$ (410)

(1)       Includes income from related parties outside the segment.

Insurance products and services

We offer insurance products through a number of different entities, which we refer to, collectively, as Grupo Bradesco de Seguros e Previdência. Grupo Bradesco de Seguros e Previdência is the largest insurer group in Brazil, based on total revenues and technical provisions, according to information published by SUSEP and ANS.  The Group provides a wide range of insurance products, both to individuals and to corporate clients.  Its products include health, life, accident, automobile and basic line insurance.

According to the annual publication of Fundacion Mapfre in Spain, Grupo Bradesco de Seguros e Previdência was the largest insurance and pension plan group in Latin America in 2008.

Life and personal accident insurance

We offer life, personal accident and random events insurance through our subsidiary Bradesco Vida e Previdência.  As of  December 31, 2009 Bradesco Seguros had 19 million life insurance policyholders.

Health insurance

Health and dental insurance

The health and dental insurance policies cover medical/hospital coverage and dental care expenses, respectively.  We offer our health and dental insurance policies through our subsidiary Bradesco Saúde to small, medium or large companies.

As of  December 31, 2009, Bradesco Saúde and its subsidiaries had more than 4.310 million policyholders, including holders of corporate insurance plans and individual/family plans.  Approximately 35,000 companies in Brazil have health insurance policies underwritten by Bradesco Saúde and its subsidiaries, including 41 of the country's 100 largest companies.

‑ 51 ‑

Bradesco Saúde and its subsidiaries currently have one of the largest health and dental insurance networks in Brazil.  As of December 31, 2009, it included 10,440 laboratories, 12,367 specialized clinics, 15,774 physicians, 3,348 hospitals, 3,235 dental clinics and 9,646 dentists located throughout the country.

Automobiles, basic lines and liability insurance

We provide automobile, basic lines and liability products through our subsidiary Bradesco Auto/RE.  Our automobile insurance covers policyholders' losses resulting from vehicle theft, damage to vehicles, personal injury and injury to third parties.  Basic line insurance is geared towards individuals, particularly those with residential and/or equipment related risks and small‑ and medium‑sized companies, the assets of which are covered by corporate multi‑risk insurance.

Among mass basic insurance lines for individual clients, the residential ticket is a product that has a relatively affordable cost and high profitability. For corporate clients, Bradesco Auto/RE offers Bradesco Seguro Empresarial, which is tailored to meet our clients' needs in accordance with their business.  For corporate basic and liability insurance lines, Bradesco Auto/RE has an exclusive highly specialized team that provides large business groups with services and products that are tailor‑made to the specific needs of each policyholder. In this segment, the transportation, engineering and operational risks and oil insurance policies are the most traded lines.

As of  December 31, 2009, Bradesco Auto/RE had 1.429 million insured automobiles and 1.163 million basic line policies and tickets, making it one of the main insurers in Brazil.

Other Information

Sales of insurance products

We sell our insurance products through exclusive brokers in our branch network, as well as through non‑exclusive brokers throughout Brazil. Bradesco Seguros pays brokers' fees on a commission basis. As of December 31, 2009, 24,004 brokers offered our insurance policies to the public. We also offer certain automobile, health, basic lines insurance products directly through our website.

Pricing

The pricing of collective health and dental insurance in Brazil is based on historical experience (i) of medical, hospital and dental care costs, as well as (ii) the frequency of utilization per procedure. Actuarial studies for pricing health insurance also take into consideration the distribution and frequency of claims according to age brackets of the insured population and geographical areas, along with the insurance coefficients adopted according to the best actuarial practices.

The price for life insurance is usually determined based on the life expectancy of individual policyholders and, in a few cases, the frequency of claims and the average premium payments for the Brazilian population. Any amount exceeding the limit of the reinsurance agreement is automatically transferred to IRB Brasil Resseguros S.A., known as "IRB."

The price determination of automobile insurance is influenced by the frequency and severity level of an individual's claims, and takes into consideration many factors, such as place of use of the vehicle and its specific characteristics.  In accordance with market practice, we consider the client profile in the price determination of an automobile insurance policy.

The profitability of personal automobile insurance partially depends on the identification and correction of the disparity between premium levels and the expected claim costs. The premiums charged for damage insurance to vehicles considers, among other factors, the value of the insured automobile. Consequently, the premium levels partially reflect the sales volume of new automobiles.

Pricing in the basic lines insurance business is driven by claim frequency and average claim amount, as well as the specific characteristics of the insured party's location. In the corporate basic lines, insurance prices are determined in accordance with each covered risk.  In case of atypical type of coverage and/or covered amounts, we must consult IRB to obtain the basic terms of the contract.

‑ 52 ‑

Reinsurance

Brazilian regulations set retention limits on the amount of risk insurance companies may underwrite without having to purchase reinsurance.  In accordance with such regulations, Grupo Bradesco de Seguros e Previdência reinsures with the IRB all the risk it underwrites for which the insured amounts exceed the retention limits.  In addition, Grupo Bradesco de Seguros e Previdência also reinsures all risk for which reinsurance is recommended by technical/actuarial decisions, in order to minimize the risks of our portfolio.

On January 15, 2007, the Brazilian Congress enacted Supplementary Law 126, which extinguished the monopoly of IRB by opening the reinsurance market to competition in Brazil.

On December 17, 2007, CNSP issued rules regarding the requirements to be met by reinsurance companies for receiving reinsurance assignments originated in Brazil.  CNSP established these rules through (i) Resolution 168, rules applicable to reinsurance, retrocession and intermediation activities; (ii) Resolution 169, minimum capital required for the authorization of local reinsurance companies to operate; (iii) Resolution 170, requirements for additional capital in accordance with underwriting risks for local reinsurance companies; (iv) Resolution 171, rules and procedures for the recording of the technical provisions for local reinsurance companies; (v) Resolution 172, retention limits of such companies; and (vi) Resolution 173, provisions applicable to reinsurance brokerages. Resolution CNSP no. 170 was replaced by Resolution CNSP no. 188 of April 29, 2008.

CMN Resolution no. 3,525 of December 20, 2007 authorized insurance companies, reinsurance companies and reinsurance brokers to open and maintain a foreign currency bank account for the purpose of receiving and paying premiums, claims, recovery of credit and other amounts stated in the insurance, reinsurance, retrocession and co‑insurance contracts made in foreign currency.

In addition, CNSP Resolution 168, which became effective 120 days after December 19, 2007, authorized IRB to continue to exercise its reinsurance and retrocession activities, without government requirement or authorization.  This Resolution qualified it as a local reinsurance company and granted it an additional 180‑day term to comply with the provisions set forth in Resolution 168.  CNSP Resolution 189, published on October 8, 2008, extended this term to December 12, 2008 and there was no further extension after this date.

With Decree 6,499 of July 1, 2008, the President of Brazil established maximum assignment limits to eventual reinsurance companies by local insurance companies (10%), as well as to local reinsurance companies (50%), of premiums awarded in reinsurance in each calendar year. CNSP Resolution no. 203 of April 27, 2009 expanded to 25% the transfer limit by the insurance companies in the case of guarantee of public obligations and oil risks.  This same resolution also extended the period for contracting the reinsurance transactions from 180 days to 270 days from the coverage start date.

CNSP Resolution no. 194 of December 16, 2008 outlined the requirements for the registration of a reinsurance company specializing in nuclear risk and established a maximum transfer limit of up to 100% of the total amount of premiums awarded in reinsurance. CNSP Resolution no. 206 of December 17, 2009 stated that in the specific case of these risks, the deadline for the market to adapt to the open market reinsurance rules will be extended to December 31, 2014.

As stated in art. 15 of CNSP Resolution no. 168/2007, the preferential offering to local reinsurance companies will be reduced from 60% to 40% after January 16, 2010.

Up until December 31, 2009, SUSEP granted the right to operate in the Brazilian market to 75 reinsurance companies, including Lloyd's, with 93 labor unions.  Approximately 34 reinsurance brokerage firms are also authorized to intermediate reinsurance and retrocession operations.

In 2009, Grupo Bradesco de Seguros e Previdência reinsured approximately R$223 million in insurance risk.  Although reinsurance companies are liable for any risk they reinsure, the insurance companies remain primarily responsible as the direct insurers on all reinsured risk.

‑ 53 ‑

Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly owned subsidiary Bradesco Vida e Previdência, which is now the leading pension plan manager in Brazil, as measured by pension plan contributions, investment portfolio and technical provisions, based on information published by Fenaprevi and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans.  Our largest individual plans in terms of contributions are VGBL and PGBL and are exempted from withholding taxes on income generated by the fund portfolio.

As of December 31, 2009, Bradesco Vida e Previdência accounted for 32.1% of the supplementary pension plan market and the VGBL market in terms of contributions, according to Fenaprevi.  Also according to this source, managed pension funds accounted for 34.0% of VGBL, 20.4% of PGBL and 33.6% of traditional pension plans in Brazil.  As of  December 31, 2009, Bradesco Vida e Previdência accounted for 36.3% of all supplementary pension plan assets under management, 36.5% of VGBL, 24.2% of PGBL and 51.3% of traditional private pension plan, according to Fenaprevi.

Brazilian law currently permits the existence of both "open" and "closed" private pension entities.  "Open" private pension entities are those available to all individuals and legal entities who, by means of a regular contribution, wish to subscribe to a benefit plan.  "Closed" private pension entities are those available to discreet groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits upon periodic contributions from their members, their respective employers or both.

Our revenues from pension plan management and VGBL have risen by an average of 12.8% over the past five years, in large part due to increased sales of our products through our branch network.

We manage pension plans and VGBL covering more than 2 million participants, 68.8% of whom are members of individual plans, and the remainder of whom are individual members of corporate plans.  Corporate plans account for approximately 26.7% of our technical reserves.

Under VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump‑sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12% of the participant's taxable income.  Under applicable law, the redemption and the benefits realized are subject to a withholding tax. VGBL participants may not deduct their contributions from their income taxes. Should the benefits be redeemed and/or deposited, the taxation will be levied on these benefits, pursuant to current legislation.

Companies in Brazil can establish VGBL and/or PGBL plans for the benefit of their employees.  In 2009, Bradesco Vida e Previdência managed R$35,131 million in VGBL and R$11,779 million in PGBL plans.  Bradesco Vida e Previdência also managed R$19,194 million in supplementary pension plans.

In accordance with US GAAP, we consider VGBLs, PGBLs and FAPIs to be pension investment contracts.  During the accumulation phase of the pension investment contracts, when the policyholders bear the investment risk, the contracts are treated as investment contracts.  During the annuity phase, the contract is treated as an insurance contract with mortality risk.  Funds related to pension investment contracts where the policyholders bear the investment risk are equal to the account value.  Account values are not actuarially determined; they are increased as deposits are received and interest is credited (based on contractual provisions) and reduced by redemptions at the participant’s option.

Bradesco Vida e Previdência also offers pension plans to its corporate customers, most of these plans are tailored to the needs of a specific corporate customer.

Bradesco Vida e Previdência earns revenues primarily from:

•              pension plans contributions and PGBL, premiums of life insurance, personal accidents and VGBL; and

‑ 54 ‑

•              revenues from management fees which are charged from the participants in accordance with mathematic provisions.

Certificated savings plans

Bradesco Capitalização offers its clients certificated savings plans with the option of making either one contribution or monthly payments.  Each plan varies in accordance with value (from R$8.00 to R$20,000), form of payment, contribution term and periodicity of drawings of cash premiums of up to R$2 million. Clients are granted interest at a rate of TR plus 0.5% per month over the value of the mathematical provision.  The certificated savings plans are redeemable by the holder at the end of a grace period of 12 months.  As of December 31, 2009, we had around 5.3 million "traditional" certificated savings plans and around 11 million incentive certificated savings plans. Given that the purpose of the incentive certificated savings plans is to add value to the product of the partner company or even to provide an incentive for the non‑delinquency of its clients, the bonds have a reduced effectiveness term and grace period and a low unit value of commercialization.  As of  December 31, 2009, Bradesco Capitalização issued approximately 16.3 million certificated savings plans, which are held by around 2.5 million clients.

Quality management system

Bradesco Capitalização was the first certificated savings plans company in the country to receive the ISO 9001 certification.  In 2009, it maintained its quality management system in the updated NBR ISO 9001:2008 certification with respect to our certificated savings plans management.  This certification, granted by Fundação Vanzolini, attests to the quality of its internal processes, confirming the principle grounded in our certificated savings plans: good products and services and permanent evolution.

Rating

Standard & Poor's maintained Bradesco Capitalização's rating of "brAAA/Stable" and it is currently the only company in the certificated savings plans segment with such a rating.  Bradesco Capitalização's results are mostly driven by the solid financial condition and equity protection standards that Bradesco Capitalização ensures to its clients.

Treasury activities

Our treasury departments enter into transactions, including derivative transactions, mainly for economic hedging purposes (known as the "macro hedge").  They enter into these transactions in accordance with limits set forth by our management, under guidelines established by our risk management area, utilizing a value at risk methodology (“VaR”).  For more information about our risk methodology (“VaR”), see "Item 11. Quantitative and Qualitative Disclosures About Market Risks—Risk and risk management" and "Item 11. Quantitative and Qualitative Disclosures About Market Risks— Market risk.”

Distribution channels

We have the largest private‑sector banking network in Brazil.  In 2009, we opened 95 new branches.  Our branch network is complemented by other distribution channels such as ATMs, telephone banking services, and Internet and mobile banking.  In introducing new distribution systems, we have focused on enhancing our security as well as increasing efficiency.

In addition, in order to foster stronger ties with our corporate clients, in 2009, we established an additional 374 banking service posts on the premises of selected corporate clients, reaching a total of 4,112 banking service posts as of December 31, 2009.  We offer the same products and services at these special posts as we offer in our branches.

We also offer banking services in 6,067 Brazilian post offices (Correios) and through our 20,200 banking correspondent offices.  For further information about this distribution channel, see "Item 4.A. History, Development of the Company and Business Strategy—Other Strategic Alliances—Banco Postal."

‑ 55 ‑

For information on our international branches as of December 31, 2009, see “ — International banking services."

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

Bradesco Retail

Bradesco Retail provides banking services to the population at large, mainly assisting individuals with monthly incomes of up to R$6,000, and companies with annual revenues of up to R$30.0 million.  As of  December 31, 2009, we rendered services to more than 20 million clients carrying out millions of daily transactions at our 3,090 Retail Branches and over 4,471 other service locations and points.  We reward our biggest clients in this segment by providing them with personalized services.

Bradesco Corporate

Bradesco Corporate was created in 1999 and targets companies which have annual revenues of more than R$350 million per year.  We currently have 124 relationship managers offering a range of traditional as well as tailor‑made products to these customers.

Bradesco Corporate is ISO 9001:2008 certified for all its corporate structure, and provides customer service specialists for our corporate customers.

Bradesco Empresas – Middle Market

Bradesco Empresas was implemented with the aim of attending to the needs of companies with revenues of R$30 million to R$350 million per year, through its 68 exclusive branches in major Brazilian capital cities and strategically distributed throughout Brazil, as follows: Southeast (41), South (16), Mid‑West (4), Northeast (5) and North (2).

Bradesco Empresas strives to offer excellent business management with respect to loans, financings, investments, foreign commerce, hedging operations, cash management and structured transactions, seeking both the satisfaction of its clients and good results for the organization.

The Bradesco Empresas team has 375 chief managers who take part in ANBIMA's Certification Program, as well as 145 assistant managers.  Bradesco Empresas´ team assists an average of 37 economic groups representing 12,067 economic groups in various industries.

Bradesco Empresas manages assets in the amount of R$58.4 billion through loan operations, deposits, funds and charging.

The Bradesco Empresas department acquired NBR ISO 9001:2008 certification in Gestão do Relacionamento com Clientes do Segmento Bradesco Empresas (Client Relations Management – Bradesco Empresas segment) granted by Fundação Carlos Alberto Vanzolini.

Bradesco Empresas received the Prêmio Paulista de Qualidade em Gestão (São Paulo Quality in Management Award) in 2008, in which the Instituto Paulista de Excelência e Gestão (IPGE) recognized the Bank's commitment to customer service quality and client satisfaction.

Bradesco Private Banking

Bradesco Private Banking was created in 2000 to manage our relationship with high net worth individuals, with over R$1 million in net financial assets for investments, which was raised to R$2 million as of July 2008.  Bradesco Private Banking seeks the most appropriate financial solution for each client by providing a tailor‑made concept for each client focusing on asset allocation assessment, tax and estate planning.  Bradesco Private Banking is certified by ISO 9001:2008 as well as by "GoodPriv@cy Data Protection Label" (2007 edition), granted by the International Quality Network.  In January 2009, the Bank was recognized by the Euromoney Magazine as the best private banking in Brazil for the second consecutive year.

‑ 56 ‑

Bradesco Prime

Bradesco Prime was created in May 2003 and operates in the high‑income client segment and was created to provide services to individuals with either monthly incomes of at least R$6,000 or investments worth at least R$70,000.  Its mission is to be the primary bank of such clients focusing on high‑quality client relationships, and on providing appropriate solutions to their needs with well‑prepared teams, adding value to shareholders and employees within our ethical and professional standards.  Bradesco Prime's segment value is based on the following assumptions:

•              personalized services provided by relationship managers who manage a small number of portfolios and are constantly working on their qualifications in order to provide high standards of financial advisory service;

•              differentiated products and services, such as the "Bradesco Prime Loyalty Program," that offers increasing benefits to clients and promotes the relationship between clients and Bradesco through the offer of such benefits;

•              exclusive branches specifically designed to provide comfort and privacy; and

•              relationship channels such as: an exclusive internet banking portal, with online chat capabilities that enable financial advisors to interact with clients in real time; an exclusive call center; and a broad customer service network, consisting of branches, Bradesco Dia&Noite and Banco24Horas ATM machines located throughout Brazil.

Throughout its history, by investing in technology, in the improvement of the relationship with clients and in the qualification of its professionals, Bradesco Prime has achieved position of leadership in the Brazilian market of banking services to high‑income clients and has been consolidated as the largest banking service provider to these clients in terms of network, with 259 branches strategically positioned to provide service for more than 419,000 clients.

Since 2005, Bradesco Prime has been certified by Fundação Carlos Alberto Vanzolini with NBR ISO 9001:2008 in Gestão do Segmento (Segment Management).  We were recertified in September 2008, strengthening our commitment to continuously improve and pursue our clients' satisfaction.  All Bradesco Prime relationship managers are certified by ANBIMA.

Branch system

The principal distribution channel for our banking services is our branch network.  In addition to offering retail banking services, our branches serve as a distribution network for all of the other products and services we offer to our customers, including our payment and collection management services, our private banking services, credit cards and our asset management products.  We market our leasing services through channels operated by our branch network, as well as directly through our wholly owned subsidiaries Bradesco Leasing and Bradesco Financiamentos.  Bradesco Corretora and Bradesco Consórcios also market brokerage, trading and consortium services through our branches.  Bradesco Vida e Previdência sells its products through 8,460 independent agents nationwide, most of whom are based in our facilities.  Compensation for these agents is commission‑based.

We sell our insurance products and pension plans through our website, through exclusive brokers based in our network of bank branches, and through non‑exclusive brokers throughout Brazil, all of whom are compensated on a commission basis.  As of December 31, 2009, 24,004 brokers offered our insurance policies to the public.  Our certificated savings plans are offered through our branches, the Internet, customer services, ATM machines and external distribution channels.

‑ 57 ‑

The table below sets forth the distribution of sales of the indicated products through our branches and outside our branches:

	2007	2008	2009
	(% of total sales, per product)
Insurance products
Sales through the branches	37.7%	35.5%	40.7%
Sales outside the branches	62.3	64.5	59.3
Pension plans products
Sales through the branches	83.6	82.3	82.5
Sales outside the branches	16.4	17.7	17.5
Leasing products
Sales through the branches	19.7	26.0	53.5
Sales outside the branches	80.3	74.0	46.5
Certificated savings plans
Sales through the branches	92.3	93.2	92.3
Sales outside the branches	7.7%	6.8%	7.7%

Other distribution channels

Our clients have easy access to carry out queries, financial transactions and acquisition of products and services made available at self‑service channels, Fone Fácil (Easy Phone), Internet and Bradesco Celular.

Customer service network

As of  December 31, 2009, Bradesco's customer service network had 30,657 ATMs located throughout Brazil and provides fast and practical access for a diverse range of products and services.  Holders of cards in checking or savings accounts can also carry out withdrawals, issuance of statements, balances, loans and wire transfers between accounts at any one of 7,300 Banco24Horas ATMs.

Bradesco's customer service network and Banco24horas ATMs were used to carry out 2.1 billion transactions in 2009.

Physically challenged customers can count on Internet banking services for the blind, personalized service for the hearing impaired by digital language on Fone Fácil, and access for the blind and those in wheelchairs to the self‑service network.

Bradesco is a pioneer among banks in Brazil in using a biometric reading system. Our “Segurança Bradesco na Palma da Mão”system  makes it possible to identify clients by reading a client's hand vascular pattern, which serves as a complementary password for ATM users.  This technology is available in 11,071 machines and has been used 28 million times up to December 31, 2009.

Fone Fácil

"Fone Fácil Bradesco" provides telephone services seven days a week with convenience, agility and security.  By means of an electronic and personalized service, the client obtains information, carries out transactions and acquires products and services related to the client's checking and savings accounts, credit cards and other products available on this channel.

The client has access to several telephone service centers with distinct phone numbers.  The main centers are: Internet Banking, Net Empresa, Consortium, Private Pension Plan, Bradesco Financing and Alô Bradesco.

Hearing impaired clients have separate telephone services that use digital language technology and allow our hearing impaired clients to clarify their questions regarding products and services provided by Bradesco.

In 2009, 406.3 million calls were registered, generating 456.1 million transactions.

‑ 58 ‑

Internet

"Portal Bradesco" consists of a set of 68 sites of which 48 are institutional and 20 transactional that allow users to have access to various products and services from wherever they are located. Clients and companies can make secure transactions using the Bradesco Security Key system – Electronic and Card.  During 2009, 1.8 billion transactions were made.

"Bradesco Internet Banking" operates in the retail and prime segments, and makes available to its individual clients products and services that can be accessed at any time from any place in the world.  Our Internet banking allows our clients to check their account balances and statements, pay bills, transfer funds and request document copies, among other services.

In addition, we offer our corporate customers in the retail, middle market and corporate segments the "Bradesco Net Empresa" service.  In their banking transactions, customers use a digital certificate with an electronic signature and the Bradesco Safety Key.  Accordingly, accredited companies optimize their businesses' financial management, and also have access to products and services such as transfers between checking and savings accounts, payments, charging and transferring files.

Bradesco also has exclusive sites for certain niches such as Bradesco Universitários, Bradesco Nikkei, Bradesco Poder Público and Cidadetran, an exclusive site for car document agents and driver's education schools.

Bradesco Celular

"Bradesco Celular" offers services including account balances, statements, scheduling and paying bills, recharging prepaid mobile phones, transfers, loans, price quotes and follow‑up on orders to purchase or sell shares, along with others, and also includes the "Bradesco Security Key" to confirm debit transactions.

In addition, “Bradesco Celular” offers "Recarga Direta Bradesco" (Bradesco Direct Recharge), a service that allows customers to recharge prepaid cell phones from the phone itself, even if the phone has no credit.

This channel was used to register 5.5 million transactions in 2009.

“Bradesco Celular” also offers Serviço de Mensagens Bradesco (the Bradesco messaging service), which allows registered customers to receive text information on their cell phones about banking transactions.

Mail services

In August 2001 we won a public bid organized by Empresa Brasileira de Correios e Telégrafos (the government owned postal company, or ECT) to offer banking services in post offices under a project in which their national offices shall be used to supplement the national financial system.

According to an agreement executed in September 2001, we have the right to offer banking services in more than 7,500 ECT units, both their own or franchises.  The services offered include forwarding proposals to open accounts, credit operations, deposits and withdrawals, collection and payment orders.  All decisions referring to credit and the opening of accounts are made by our employees.

In March 2002, we opened the first branch in the State of Minas Gerais.  As of December 31, 2009 we had opened 6,067 correspondent offices in more than 5,000 municipalities. Of the 6,067 correspondent offices, around 1,800 were opened in areas that did not have prior access to banking services.

These clients are subject to our credit policy and limits.

Banking units in retail chains

We have also entered into partnerships with retail chains, supermarkets, drug stores, grocery stores, etc., to provide correspondent office banking services (mostly to pay bills, withdraw cash from checking and savings accounts, and receive pension payments).  These offices are staffed with employees of our partner, but all credit decisions are made by our employees.

‑ 59 ‑

Risk management and compliance

In order to improve the corporate governance structure and keep it in line with the best market practices, in December 2009, the Risk Management and Compliance Department was split, creating two new units:  the Integrated Risk Control Department and the Internal Controls and Compliance Department.

This decision was made in order to strengthen the independence of and put a greater focus on, corporate risk management activities (quantitative models), as well as on internal controls and compliance (qualitative models).

Integrated risk control

The Integrated Risk Control Department (DCIR) is responsible for the following activities:

Risk management

We consider risk management to be fundamental to all of our activities and use it as a means to add value to our business by providing support to commercial areas in the planning of their activities, maximizing the utilization of our own resources, as well as that of others, and benefiting stakeholders and society.

Risk management activity is highly relevant, due to the increasing complexity of services and products offered and the globalization of our business, which is why we are always improving our risk management‑related processes based on the best international practices, local regulation and the recommendations of the New Basel Capital Accord.

Within this context we have a corporate governance process and a management structure that make it possible for the risks inherent to our business to be effectively identified, measured, mitigated, monitored and reported in an integrated manner, with the involvement of upper management.

Credit risk management

Credit risk deals with the possibility of occurring losses associated with the borrower's or counterparty's failure to comply with its financial obligations as agreed, as well as with the depreciation of loan operations resulting from a deterioration in the borrower's risk, reduced gains or remunerations, advantages granted in renegotiations, recovery costs and other related amounts.

We work constantly to mitigate potential credit risks by monitoring loan activities, developing, enhancing and preparing inventories of credit risk models, monitoring credit concentration and identifying previously unknown credit risks.

In addition, we have focused our efforts on the utilization of advanced risk measuring models and on the continuous improvement of the processes.  The benefits that we have achieved from these efforts are reflected in the quality and performance of our loan portfolio.

Credit risk is corporately controlled by means of a process that includes meetings called "Follow‑up on Credit Portfolio and Recovery." These meetings count on the participation, every month, of the board of executive officers and officers of the key managerial areas, and by the executive committee on credit risk management, which has the following functions:

•              to evaluate and recommend risk measurement strategies, policies, norms and methodologies to the integrated risk management and capital allocation committee;

•              to follow up on and assess the credit risk and the actions taken to mitigate risks;

•              to follow up on and assess the alternatives to mitigate credit concentration risks;

•              to follow up on the implementation of credit risk corporate management methodologies, models and tools;

‑ 60 ‑

•              to assess the sufficiency of the allowance for loan losses for coverage of incurred losses on credit operations;

•              to follow up on the credit market moves and development, analyzing the implications, risks and opportunities for the Organization; and

•              to regularly report to the chief executive officer and to the integrated risk management and capital allocation committee its activities and make the recommendations it deems important.

The key activities of credit risk management, include:

•              back‑testing and gauging of models used to assess credit portfolio risks;

•              active participation in the process of improving client risk rating models;

•              follow‑up on major risks, such as periodic monitoring of the major events of default;

•              follow‑up on the provisioning against expected and unexpected losses;

•              continuously revising our internal processes, including roles and responsibilities capacity building and information technology demands; and

•              participation in risk assessment, during the creation or revision of products and services.

The whole process of managing credit risk involves creating action plans that are responsive to the best market practices and the requirements of the New Basel Capital Accord.  Aiming to improve the management process, all ongoing actions are monitored so as to identify and solve new gaps or needs which might arise.

Our improvement processes and projects are in line with the requirements of the Basel II IRB – Advanced approach.

Market risk management

Market risk is the possibility of loss from fluctuating market prices and rates caused by mismatched maturities, currencies and indexes of the organization's assets and liabilities portfolios We believe our market risk management policies follow both the best international practices and the New Basel Capital Accord, allowing us to make strategic decisions with agility and confidence.

Risk limit proposals are validated by specific business committees and submitted for approval by the Integrated Risk Management and Capital Allocation Committee, pursuant to the limits established by the Board of Directors considering the operation's characteristics.  Such limits are classified as follows:

•              trading portfolio: comprised of all operations involving financial instruments and goods (including derivatives) held to be traded or allocated to hedge others in the trading portfolio, and which are not limited to its availability to be traded.  Operations held to be traded are those destined to resell, to obtain benefits from actual or expected price variations or to arbitration; and

•              banking portfolio: comprised of the operations not classified in the trading portfolio.  They consist of structural operations arising from our several business lines and their respective hedges.

Compliance with these limits is monitored daily by the market risk group.  In addition, management reports to control the positions are made available for management and Senior Management.

Market risk measurement and control is done by "VaR", "EVE", stress test and sensitivity analysis methodologies, as well as the management of results and financial exposure limits.

In order to determine the trading portfolio risk, we use the "Parametric VaR" methodology for one day, which has a reliability level of 99%. Volatilities and correlations are calculated from statistical methods, with recent returns given more importance.  The measurement of interest rate risk is made based on the "EVE" methodology, which determines the economic impact on positions according to scenarios prepared by our economic area, which seeks to determine positive and negative movements that may occur in interest rate curves on our investments and funding.  The models used are confirmed through back-testing.

‑ 61 ‑

For more information on how we evaluate and monitor the market risk, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Operational risk management

Operational risk is the possibility of loss resulting from internal processes, human error, inadequate or faulty systems and external events that may or may not result in the partial or total interruption of basic activities.  This definition includes legal risk, but does not consider strategic and image risks.

Operational risk control

Operational risk management is based on elaborating and implementing methodologies, criteria and tools that standardize the way historical data on losses is gathered and handled, and it is aligned with Central Bank regulations, BIS (Bank for International Settlements) recommendations, and the best market practices.

Operational risk management is supported by a corporate system, called ROCI, and has the advantage and capacity of keeping and integrating in a single data base operational risk (quantitative standards) and internal controls (qualitative standards) information, and meeting the requirements established in Section 404 of US Sarbanes‑Oxley Act.

The ROCI system will be added to our operational risk management process, as it enables us to calculate capital allocation related to standardized methodologies and primarily improves the activities of capture, classification and monitoring as well as strengthening the loss analysis, measurement and mitigation processes carried out by the Operational Risk area.  It also meets the requirements in Resolutions 2,554/98, 3,380/06 and 3,490/07 of the CMN for the implementation of internal controls systems, operational risk management structures and Required Reference Shareholders' Equity (PRE), respectively; and with Circular Letters 3,078/03, 3,383/08 and 3476/09 of the Central Bank governing the internal controls system in consortium management companies and the calculation of capital allocation installment for operational risk, respectively, as well as the recommendations included in the New Basel Capital Accord.

Operational risk management, carried out in a centralized and standardized manner within the facilities, encompasses all of the Organization's activities, including those of Grupo Bradesco de Seguros e Previdência.  This strategy has made it possible to obtain synergies through an equitable distribution of resources, with the compliance with the "Basel II" and "Solvency II" concepts, together with the Organization's policies, which follow Resolution 3,380 of the CMN and Circular Letter no. 3,383 of the Central Bank, with respect to consolidated financial statements.

Standardized approach to operational Risk

In April 2008, the Central Bank published Circular 3,383 and Circular Letters 3,315 and 3,316 describing the procedures to calculate the portion of PRE related to POPR.  For purposes of operational risk management and the respective capital allocation, the concepts required by the Central Bank include the following approaches:

•              Basic Indicator (BIA – Basic Indicator Approach);

•              Standardized Alternative; and

•              Simplified Standardized Alternative.

Methodology adopted by the organization

Pursuant to Circular Letter 3,383/08 of the Central Bank, the Organization adopted the Standardized Alternative Methodology for calculation of PRE installments related to POPR.

‑ 62 ‑

The standardized alternative methodology, as well as the business lines and the process documentation that support this approach, provide greater knowledge of our products and services and convergence of concepts adopted by other risks (credit and market).  These processes and methods were validated by the Operational Risk Management Executive Committee in May 2008 and approved by the Board of Directors and reported to the Central Bank in the same month, in accordance with Notice 16,913.

Furthermore, as of June 2010, capital allocation shall begin to include the Consolidated Financial Statement as stated in Circular Letter no. 3,476/09, to which we are prepared to consider in this installment.

Advanced operational risk approach

Based on the recommendations of the New Basel Capital Accord, the rules promulgated by Resolution 3,380 of the CMN and the loss information stored in our database, we are engaged in building proprietary models for capital allocation management and calculation using the AMA – Advanced Measurement Approach.

In 3Q08, we concluded the process of associating with the operating loss database global consortium, known as the Operational Risk Data Exchange Association, or ORX.  The Organization was approved as a member.  In 1Q09, we sent the information containing the cost cutting line starting at €20,000.  The information made available by the ORX will help our scenario analysis calculations and comparisons of the Organization's positioning an operational risk against large global players in relation to operational risk events.

PCN – Business Continuity Plan

The structuring and maintenance of a Business Continuity Plan (PCN) aims at mitigating the possibility of business interruption by protecting the business process, primarily those dedicated to client relationships and services.

GCN – Business continuity management

The business continuity management process is dealt with on a corporate basis and encompasses the Organization's essential activities.  The responsibilities and duties are defined and divided into three levels: strategic, tactical and operational. The Board of Executive Officers operates at the strategic level, represented by the Operational Risk Management Executive Committee, which created the PCN management area, acts at the tactical level; and the Organization's departments and related companies act at the operational level.

On the corporate level, the Organization has divided business continuity into two aspects. First, contingency, a temporary solution to maintain the critical processes of a business area when the systems supporting such areas fail or are inaccessible. Second, continuity, the preventive development and respective maintenance of a set of strategies and action plans aimed at ensuring that the essential services are duly identified and preserved after a disaster occurs and until the normal operations are restored, mitigating or preventing losses both for the Organization and its clients.

Management model and business continuity control

Business continuity management is based on the preparation of the respective plans for several of the Organization's essential activities using methodologies and tools that unify the collection and handling of data as well as the documentation of PCN processes.

Methodology

The methodological approach applied to the development of the internal work is supported by rules and recommendations extracted from major national and international institutes, namely:

•              NBR 15999‑1 – Brazilian Rule on Business Continuity Management;

•              BCI – The Business Continuity Institute – GRB; and

•              DRII – Disaster Recovery Institute International – USA.

‑ 63 ‑

Integrated risk management

Integrated risk management aims to have better understanding, control and dimension of risks inherent to the Organization's business on a consolidated basis, as well as to ascertain the capital necessary to support the activities striving to maximize shareholders' return and contributing to society.

In order to assist the main areas in the process and efficacy of integrated risk management, there is an area exclusively focused on risk management at DCIR, called Integrated Risk Superintendence.

The main duties of this Superintendence are to:

•              advise the Integrated Risk Management and Capital Allocation Committee;

•              determine the economic and regulatory capital in view of risks;

•              follow up on risk exposure limits;

•              contribute in the definition of scope and relevance of various risks;

•              determine the concentrations and correlations among risks;

•              contribute in the standardization of information, methodologies and indicators;

•              carry out simulations to optimize results in view of risks; and

•              monitor changes of risk profiles in light of new processes, activities or products and services.

Management of internal controls and compliance

The Internal Controls and Compliance Department, which reports to an Executive Officer, and such officer to the CEO, brings together the areas and respective activities described below:

Internal control area

Based on a policy defined and approved by the Board of Directors, we keep all components of the internal controls system up‑to‑date, so as to mitigate potential losses generated by our risk exposure and to strengthen our existing corporate governance policies.  We have also adopted additional methodologies and criteria for identification, classification, evaluation and monitoring risks and their controls.

The area is responsible for the preparation and disclosure of technical instructions, criteria and procedures related to internal controls and compliance with all Compliance Agents in our departments and related companies.

Compliance agents are responsible for executing activities for identification, classification, assessment and monitoring of risks and controls as well as performing adherence tests and preparing action plans, according to models defined by the internal controls and compliance area.

The reports with diagnoses on the effectiveness of the internal controls system are regularly submitted to the evaluation of the Audit and Internal Controls and Compliance Committees at meetings.  On a half‑year basis, the Committees issue an opinion on the effectiveness of the internal controls system maintained by the Organization and submit it to the Board of Directors' approval, at a specific meeting on the matter.

Our dedicated staff and our investments in technology, training and recycling courses for our personnel have allowed us to create internal controls and compliance management that are effective and consistent with international standards in order to comply with foreign and Brazilian legal requirements.

We exercise all‑encompassing management of our main risks based on a methodology that gathers its eight major activities arranged in a logical sequence of execution which, when concluded, enables it to assert that its internal controls system is effective.  For operational processes, such methodology is in line with the ERM – Enterprise Risk Management structure of COSO – Committee of Sponsoring Organizations, of COBIT – Control Objectives for Information and Related Technology for the information technology environments and the requirements of ELC 9 Entity Level Controls), established by PCAOB – Public Company Accounting Oversight Boardfor aspects focused on Corporate Governance.  All are compliant with the regulations of the Central Bank and to the principles recommended by the Basel Committee and Section 404 Sarbanes-Oxley.

‑ 64 ‑

The Methodology of Risk and Control Management encompasses the following activities:

•              Activity 1 – Formalize the Process – document the flow of operational processes related to products, services and activities;

•              Activity 2 – Identify Risk Events – identify the potential risk events, generated either by external or internal activities, or both;

•              Activity 3 – Assess Risks/Answer on Risks/Assess Controls – classify and measure exposure to inherent risks, establish the respective type of answer (Accept, Avoid, Mitigate or Transfer the risk), identify the existence and adequacy of the layout and effectiveness of associated control;

•              Activity 4 – Act on Risks (Execute) – identify gaps, prepare and follow up on the implementation of action plans to correct anomalies or improve existing controls;

•              Activity 5 – Monitor – monitor the process layout and the behavior of its risks and controls, in view of associated losses;

•              Activity 6 – Perform Adherence Tests – ensure, by means of formal execution of adherence tests, that the control definition is adequate and that the activity of controlling has been exercised effectively;

•              Activity 7 – Apply Corporate Self‑Evaluation – apply questionnaires to the Organization's employees to evaluate levels of knowledge, understanding and compliance with issues involving integrity, ethical and moral values, policies and rules inherent to risk and internal control management; and

•              Activity 8 – Report – report evaluation results and risk and control behaviors to the appropriate levels of management.

It is also the responsibility of the Internal Controls Area to coordinate and/or participate in the development of actions for strengthening the employees' ethical culture according to guidelines given by Bradesco organization's Ethical Conduct Committee.

Anti‑money laundering and terrorist financing division

•              we maintain specific policies, processes and systems so as to prevent, detect and combat the utilization of our structure, products and services for money laundering and terrorist financing purposes.  We train our employees in various ways, such as brochures, e‑learning and classroom courses. A permanent multi‑departmental committee evaluates the pertinence of reporting suspicious transactions to regulatory agencies;

•              strategic guidelines and follow‑up on the effective adherence to the program for the prevention and combating of these types of illicit acts are under the responsibility of the "executive committee on prevention and combating of money laundering and terrorist financing," which meets at least on a quarterly basis to assess the status of the works and the need to adopt new measures so as to align this program with the best international practices and to the rules of regulatory agencies; and

•              we have instituted measures to prevent and combat money laundering in conformity with best corporate governance practices and which are based on the policies "know your client" and "know your employee." Training and awareness programs are provided to all employees.  We are also constantly improving the technology with which to monitor financial movement in order to help identify transactions which could be, directly or indirectly, related to crimes preceding money laundering, defined in Law no. 9,613/98.

‑ 65 ‑

Area of independent validation of models

Using internal models to provide support in making business decisions is an increasingly frequent practice. Whether they are created based on statistical data or based on specialists' knowledge, these models make it easier to structure critical issues, create and improve processes and standardize and streamline decisions in the context in which they are inserted, in addition to being an important means of retaining knowledge.

On the other hand, internal models also bring an inherent risk when they are inadequately designed, developed, implemented, used, maintained, or updated.

Therefore, along with the activities of development, follow‑up, and improvement of the models, market practices propose to complement them by creating a process called Independent Validation that critically analyzes the internal models and revises the systems of measuring, monitoring, and the applicability and technological surrounding of the internal models on a timely basis and independently from the application context.

We created an internal area named Independent Validation of Models in order to support and respond for this process.  The purpose of this new area is to assess how much Internal Models are lined up with their objectives and it has the following main responsibilities:

•              manage the inventory of models;

•              define the methodology for carrying out independent validation considering the model and market practices;

•              define and demand the information needed for carrying out the independent validation and the proof program;

•              carry out activities of predefined validation independently from the developer and user;

•              present to the model manager a report on the independent validation and recommend actions to improve the models; and

•              make the reports and materials used in the model's independent validation process available for internal auditing.

Corporate security

The Corporate Security Department was created in September 2009 in order to strengthen actions to prevent fraud and safeguard Information Security and the systems that support the business while reporting to the general manager.  Its main purpose is to operate strategically and corporately in the security of the self‑service network channels, information and systems, proposing improvements that prevent incidents or vulnerabilities for us, becoming key to the issuance of technical reports on strategic security aspects, and to our implementation of products, services or processes.

Below are some of the main "Corporate Security Global Vision" items:

•              information security management, based on the corporate policy on information security and on a set of rules and controls, aims at protecting client information, consubstantiating in the document entitled "Privacy Guidelines," and our information assets, addressing the aspects of secrecy, integrity and information availability.  These activities are complemented by awareness and training actions, targeted at all of the Organization's employees;

‑ 66 ‑

•              prevention of fraud in the electronic channels, involving the analysis of security incidents, vulnerabilities and attack trends, identifying and proposing opportunities to improve products and services in order to prevent and protect both the client's and the Organization's information; and

•              orientation for IT security management at the organizational strategic level in order to protect the access to systemic resources as well as work alongside the business and technology units in order to identify acceptable risk levels, establishing processes for helping protect the information.

Credit policy

Our credit policy is focused on:

•              ensuring the safety, quality, liquidity and diversification levels in the allocation of assets;

•              searching for flexibility and profitability in our business; and

•              minimizing the risks inherent to credit operations.

Our credit policy defines the criteria we use for setting operational limits and extending credit. Credit limits are set by the Executive Credit Committee, which is comprised of our vice‑presidents, the managing directors responsible for our operational area and our credit director.  The Executive Credit Committee updates our credit limits in accordance with changes in our internal policy and the Brazilian market in general.  Our Executive Directors also approve the assessment systems that our branches and departments use for each type of loan in assessing credit applications.

Our businesses are diversified, non‑selective and focused on individuals and companies that demonstrate ability to pay and credit worthiness, and care is taken to ensure that the underlying guarantees are sufficient to support the obligations considering the reasons and terms of the credit granted, besides risk classification the loan would receive, under our classification of risk system.  In Brazil, the risk rating system is divided into nine categories ranging from "excellent" to "uncollectible," based on financial and economic considerations such as the credit profile and payment capacity of the borrower.  See "Item 4.B. Business Overview—Regulation and Supervision—Bank regulations—Treatment of  credit operations."

We have several approval levels for loan requests for individuals as well as for corporate entities.  These approval levels range from the individual branch general managers to our Executive Credit Committee.  Our branches have defined limitations on their authority to grant credit based on the size of the branch and guarantee offered at the time of the transaction.  However, they have no authorization to approve an application for credit from any borrower who:

•              is rated less than "acceptable" under our internal credit risk classification system;

•              does not have an updated record;

•              whose personal data reveals any material credit restrictions; or

•              who is in default on any of his or her existing credit obligations.

We have credit limits for each type of loan.  We pre‑approve credit limits for our individual and corporate clients and presently extend credits to the public sector only under very limited circumstances.  In all cases, funds are only granted once the appropriate body has approved the credit line.

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

‑ 67 ‑

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

Total Risk Amount
	Loan with no real guarantee	Loan with real guarantee
(R$ in thousand)
Decision‑making authority:
Manager of very small branch(1)	R$ 0 to 5	R$ 0 to 10
Manager of small branch(2)	0 to 10	0 to 20
Manager of average branch(3)	0 to 15	0 to 30
Manager of large branch(4)	R$ 0 to 20	R$ 0 to 50

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

The following table sets out the range within which each decision‑making authority approves loans to individuals above R$50,000, irrespective of the type of credit support offered:

	Total Risk Amount
	Minimum	Maximum
	(R$ in thousand)
Decision‑making authority:
Credit department	R$ 51	R$ 8,000
Credit director	8,001	10,000
Executive credit committee (Daily Meeting)	10,001	R$ 35,000
Executive credit committee (Plenary Meeting)	Over R$ 35,000	—

Corporate credit operations

For corporate customers, depending on the proposed credit support and the size of the relevant branch, loans of up to R$400,000 are approved at the branch level.  If the credit support offered is not within the limits established for approval at the branch level, the approval of the loan is submitted to the Credit Department and, if necessary, higher levels of authority.  The following table sets out the limits within which branch managers may approve commercial loans, depending on the amount and the type of credit support offered:

‑ 68 ‑

Total Risk Amount
	Loans with no real guarantees	Loan with real guarantees
(R$ in thousand)
Decision‑making authority:
Manager of very small branch(1)	R$ 0 to 10	R$ 0 to 60
Manager of small branch(2)	0 to 20	0 to 120
Manager of average branch(3)	0 to 30	0 to 240
Manager of large branch(4)	0 to 50	0 to 400
Manager of Bradesco Company branch(5)	R$ 0 to 100	R$ 0 to 400

(1)       Branch with total deposits equal to or below R$1,999,999.

(2)       Branch with total deposits equal to or between R$2,000,000 and R$5,999,999.

(3)       Branch with total deposits equal to or between R$6,000,000 and R$14,999,999.

(4)       Branch with total deposits equal to or above R$15,000,000.

(5)       Branch with exclusive middle market companies.

The following table sets out the range within which each of our decision‑making authorities approves loans for corporate customers above R$400,000, irrespective of the type of security offered:

	Total Risk Amount
	Minimum	Maximum
	(R$ in thousand)
Decision‑making authority:
Credit department	R$ 401	R$ 8,000
Credit director	8,001	10,000
Executive credit committee (Daily Meeting)	10,001	35,000
Executive credit committee (Plenary Meeting)	Over R$ 35,000	—

With the purpose of meeting the clients' needs in the shortest possible term and with greater security, the credit department breaks down its analyses, using different methodologies and instruments for credit analysis in each segment, paying special attention to:

•              in the "Retail", "Prime" and "Private – Individuals" segments, we consider the individual's reputation and credit worthiness, the professional category/activity, the monthly income, the assets (personal and real property, eventual burdens and stakes in companies), the bank indebtedness and the history of their relationship with the Bradesco organization, paying attention, in the loan operations, to terms and current fees and to the guarantees involved;

•              in the "Corporate Retail Segment," in addition to the points above, we take into account whether the company's activities get mixed with its owners, and, if so, we also consider the period of activity and the monthly revenues; and

•              In the "Empresas" and "Corporate" segments, the management ability, the company/group's positioning in the market, the size, the economic‑financial evolution, the cash‑generating ability, and the business perspectives, our analysis always encompassing the proponent, its parent company/subsidiaries, and the industry in which it is inserted.

Deposit‑taking activities

Our principal source of funding is deposits from Brazilian individuals and businesses.  As of  December 31, 2009, our total deposits were R$171.1 billion, representing 38.0% of our total liabilities.

We provide the following types of deposit and registration accounts:

•              checking accounts;

•              deposit accounts for investments;

•              savings accounts;

‑ 69 ‑

•              time deposits;

•              deposits from financial institutions;

•              savings integrated to the investments account; and

•              accounts for salary record.

The following table sets forth our total deposits, by type and source, as of the dates indicated:

	As of December 31,			% of total deposits
	2007	2008	2009	2009
	(R$ in millions, except %)
From customers:
Demand deposits	R$ 29,423	R$ 28,612	R$ 35,664	20.8%
Savings deposits	32,813	37,768	44,162	25.8
Time deposits	35,733	97,423	90,537	52.9
From financial institutions	372	698	752	0.5
Total	R$ 98,341	R$ 164,501	R$ 171,115	100.0%

According to regulations of the monetary authority, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our clients and deposits from leasing companies with the Central Bank as compulsory deposits, as follows:

•              Demand Deposits and deposit accounts for investments:  We are required to deposit 42% of the average daily balance of our demand deposits and deposit accounts for investment in excess of R$44.0 million with the Central Bank on a non‑interest‑bearing basis;

•              Savings deposits: Each week we are required to deposit in an account with the Brazilian Central Bank an amount in cash equivalent to 20% of the total average balance of our savings account deposits during the prior week.  The account bears interest annually at TR plus interest rate of 6.2%; and

•              Time funds: We deposited in the Central Bank 15% of the average balance of our time deposits and CDIs from leasing companies out of the R$30 million installment (percentage applicable as of April 9, 2010, after changes in reserve requirement rules published in February 2010.  Up to that moment, the percentage was 13.5%).  The liability determined shall be collected in cash.

In addition, we are required to deposit each week in an account with the Brazilian Central Bank an additional amount corresponding to (a) 8% on the average time deposits balance and 8% of the average balance of demand account deposits (percentages applicable as of March 22, 2010, after changes in reserve requirement rules published in February 2010) during the prior week plus (b) 10% of the average balance of our saving account deposits during the prior week.  This additional amount is settled in cash, and the SELIC rate applies to any excess deposits.  Central Bank regulations prohibit any deductions from the Bank's adjusted shareholders’ equity value for purposes of determining compulsory deposit requirements.

Present Central Bank regulations require that we:

•              allocate a minimum of 30.0% of cash deposits to providing rural credit (if we do not do so, we must deposit the unused amount in a non‑interest bearing account with the Central Bank);

•              allocate 2.0% of checking deposits received to micro credit transactions; and

•              allocate a minimum of 65.0% of the total amount of deposits in savings accounts to finance residential real estate or housing construction.  Amounts that can be used to satisfy this requirement include direct residential real estate financings, mortgage notes, charged‑off residential real estate or housing construction loans and certain other financings, all as specified in guidance issued by the Central Bank.

‑ 70 ‑

Savings deposits in Brazil typically only pay interest on a floating basis of TR plus 6.2% per year, after funds have been left on deposit for at least one calendar month by individuals and non‑profit entities, and 90 days by profit‑corporations.  Earnings in individual savings accounts are free from income tax.

CDBs pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate.  The breakdown between CDBs at pre‑fixed rates and floating rates varies from time to time, depending on the market's interest rate expectations.

Demand deposits, investment deposits, savings accounts deposits, term deposits with or without issue of certificate, mortgage notes, bills of exchange, housing bonds, mortgage notes and deposits kept in accounts not movable through checks, aimed at recording and controlling the flow of resources referring to the rendering of salary payment and other compensations, pension and other similar services are guaranteed, by the Credit Guarantee Fund, known as "FGC," up to R$60,000 per client or deposits account, in the event of a bank's liquidation.

We issue CDIs to other financial institutions.  Trading in CDIs is restricted to the interbank market. CDIs have a pre‑ or post‑fixed rate for one day or longer terms.

Other funding sources

Our other funding sources include capital markets operations, import/export operations and onlending.

The following table sets forth the source and amount of our other funding sources as of the dates indicated:

	As of December 31,
	2007	2008	2009
	(R$ in millions)
Funding Sources:
Import/export financing	R$ 6,073	R$ 10,958	R$ 4,761
Internal funds onlending	14,087	19,095	20,908
Leasing obligations	874	1,042	988
Capital markets:
Federal funds purchased and securities sold under agreements to repurchase	69,015	74,730	108,357
Euronotes	810	217	237
Mortgage‑backed securities	867	771	899
Subordinated debt	15,850	19,249	22,795
Debentures (non‑convertible)	2,595	1,220	740
Securitization of credit card receivables	2,497	5,305	4,220
Commercial paper	1,915	2,890	3,214
Foreign currency loans	1,335	356	30
Others	1	1	1
Total	R$ 115,919	R$ 135,834	R$ 167,150

Our capital markets operations act as a source of funding for us through our transactions with financial institutions, mutual funds, fixed and variable income investment funds and foreign investment funds.

As of December 31, 2009, 2008 and 2007, federal funds purchased and securities sold under agreements to repurchase represented 64.8%, 55.0% and 59.5%  of our funding sources, respectively.  These amounts include securities pledged  under repurchase agreements mainly comprising Brazilian government securities and corporate debt securities. This type of operation is usually a short-term operation and has volatility in terms of volume since they are directly impacted by market liquidity.

In order to provide our customers with loans through onlending, including the extension of credit lines for import and export financing, we maintain credit relationships with various United States, European, Asian and Latin American financial institutions.

We conduct onlending operations where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations. BNDES, the IBRD (International Bank of Reconstruction and Development) and the IDB (Interamerican Development Bank) are the principal providers of these funds.  The lending criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds.

‑ 71 ‑

Processing systems

The organization's data processing and communication systems are located in Cidade de Deus in a building called Information Technology Center (CTI).  This 9,575 square meter facility was built especially to shelter our Information Technology (IT) infrastructure, and has all the requirements for class‑4 certification from Uptime Institute, which ensures its availability 99.995% of the time.

Data is continuously replicated in a Processing Center located at Alphaville, in the city of Barueri, featuring equipment with enough capacity to take over the main system's activities in case of a problem at CTI. All the branches and ATMs have telecommunications services that work with either of the two processing centers.

Alphaville's IT infrastructure also shelters all the activities focused on the development of application systems.

Should the public energy supply be interrupted, both centers have sufficient energy capacity to operate independently for seventy‑two hours.

The IT structure is backed by processes implemented in light of the ITIL (IT Infrastructure Library and applies renowned practices in IT services management.

Seasonality

We believe that seasonality does not materially affect our business.

Competition

We face significant competition in all of our principal areas of operation, as the Brazilian market for financial and banking services is highly competitive and has gone through an intensive consolidation process in the past years.

In 2009, Banco do Brasil concluded the acquisition of the share control of Banco Nossa Caixa S.A., which was held by the São Paulo State government, and the establishment of a strategic partnership by means of which it became the holder of 49.9% in the voting capital and 50.0% in the total capital stock of Banco Votorantim, becoming, once again, the largest Brazilian bank in terms of total assets.

In 2008, there were two large mergers and acquisitions in the Brazilian market:

•              Banco Santander's acquisition of the ABN AMRO Real Conglomerate's Brazilian operations, making Santander the fourth largest bank in Brazil; and

•              The merger of Banco Itaú and Unibanco, resulting in the second largest Brazilian bank in terms of assets.

As of  December 31, 2009, Public Financial Institutions held 42% of the national financial system's assets, followed by the national private financial institutions (including the Financial Conglomerates) with a 40% share by foreign financial institutions, with an 18% share.

 Public sector financial institutions perform an important role in the banking sector in Brazil.  Essentially, they operate within the same legal and regulatory framework applied to private sector financial institutions, except that certain banking transactions involving public entities must be exclusively made through public sector financial institutions (including, but not limited to, receiving deposits made by the federal government or judicial deposits).

As of  December 31, 2009, there were 137 financial conglomerates comprised of multiple‑service and commercial banks (including Caixa Econômica Federal), providing a full range of commercial banking activities, such as consumer finance, investment banking, brokerage services, leasing, savings and loans and other financial services in Brazil.  For further information of the risks related to competition, see "Item 3.D. Risk Factors—Risks Relating to Bradesco and the Brazilian banking industry – An increasingly competitive environment in the banking and insurance segments in Brazil could negatively affect the prospects of our business."

‑ 72 ‑

Credit cards

The Brazilian credit card market is highly competitive, with approximately 136 million credit cards issued as of December 31, 2009, according to ABECS. Our primary competitors are Banco do Brasil, Banco Itaú, Unibanco, Citibank and Santander.  Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and the relative benefits the cards offer.

Other competition for credit cards exists in the form of post‑dated checks, a popular means of term payment in Brazil in which customers pay for merchandise and services with future dated bank checks, effectively allowing payment in installments over a longer term. Because of their convenience and growing acceptance, we believe that credit cards will gradually replace post‑dated checks.

Leasing

In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers and large banks. We currently enjoy certain competitive advantages, as we have the largest service network among our private sector competitors.

Asset management

Brazilian investment funds closed 2009 with R$1.366 trillion in assets, a 22.2% nominal growth as compared to 2008.  The variation was mainly due to:

•              share price recovery in view of the appreciation of the Bovespa index by 82.6%, which contributed to a 46% growth in equity funds;

•              substantial net funding of R$35 billion observed in multimarket funds;

•              year‑round growth in funding for open pension plans, which closed 2009 at positive R$23 billion; and

•              consolidation of the structures investment funds market, such as FIDCS (Receivables), private equity and real estate funds.

The investment fund segment saw a year of recovery both in terms of return as well as in terms of funding. Deposits, however, were more significant in the segments of institutional and private clients and less in the retail segment due to good earnings offered by savings accounts. Our main competitors are Banco do Brasil, Banco Itaú/Unibanco, Caixa Econômica Federal and Santander.

Insurance, pension plans and certificated savings plans

Insurance sector

Grupo Bradesco de Seguros e Previdência, the leading insurance company in the Brazilian market with a 24.4% market share, faces increased competition from a number of Brazilian and multinational corporations in all of its insurance operations.

As of  December 31, 2009, our primary competitors were Cia. de Seguros Aliança do Brasil, Itaú Unibanco Seguros S.A., Sul América Cia. Nacional Seguros, Porto Seguros Cia. de Seguros Gerais, Santander Seguros, Caixa Seguros and HSBC Seguros, which represent in total approximately 57.0% of the total premiums generated in the market, according to information from SUSEP. Although national companies underwrite the majority of insurance business, we also face competition from local and regional companies primarily in the health insurance segment, where they are able to operate at a lower cost, or specialize in providing coverage to particular risk groups.

‑ 73 ‑

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

We believe that the principal competitive factors in this area are price, financial stability, name recognition and service. At the branch level, we believe that competition is primarily based on the level of service, including claims handling, the level of automation and the development of long‑term relationships with individual clients. We believe that our ability to distribute insurance products through our branch network gives us a competitive advantage over most other insurance companies. Because most of our insurance products are offered through our retail bank branches, we benefit from certain cost savings and marketing synergies compared with our competitors. This cost advantage could become less significant over time, however, as other large private banks begin using their own branch networks to offer insurance products through dedicated agents.

Pension plan sector

The monetary stability process that accompanied the implementation of the Real Plan stimulated the pension plan sector, attracting to the Brazilian market new international players, such as Principal, which created Brasilprev in association with Banco do Brasil; Hartford, through a joint venture with the Icatu Group; ING, through a partnership with Sul América; MetLife; Nationwide and others.

In addition to monetary stability, favorable tax treatment and the prospect of fundamental reform of Brazil's social security system contributed to the increase in competition.

Bradesco Vida e Previdência is currently the leader of the pension plan market, accounting for 36.3% of total assets under management in the sector, according to Fenaprevi.

We believe that the Bradesco brand name, together with our extensive branch network, strategy, pioneer work and product innovation, are our competitive advantages.

Certificated savings plans sector

The certificated savings plans market has been competitive since 1994, when exchange rates became more stable and inflation was reduced. As of December 31, 2009, Bradesco Capitalização was second in the industry ranking with 19.7% of the market on certificated savings plans and 20.2% in technical provisions, according to SUSEP.

Our primary competitors in the certificated savings plans sector are Brasilcap Capitalização S.A., Itaú Unibanco Capitalização S.A., Caixa Capitalização S.A, Santander Capitalização, Icatu Hartford Capitalização S.A., Sul America Capitalização and HSBC Capitalização S.A. Offering low‑cost products with a high number of drawings for prizes, financial stability and safety and brand recognition are the principal competitive factors in this industry.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595, known as the "Banking Reform Law."  The Banking Reform Law deals with the Policy and Monetary, Banking and Credit Institutions, and created the Central Bank and the Brazilian Monetary Council (CMN).

Principal financial institutions

As of  December 31, 2009, 13 financial conglomerates operated in Brazil.  They were composed of public sector commercial and multiple‑service banks controlled by federal and state governments, (including Caixa Econômica Federal) and 124 financial conglomerates composed of commercial and multiple‑service banks owned by the private sector.  For purposes of Brazilian regulations, insurance companies, private pension plans and certificated savings plans providers are not considered financial institutions.

‑ 74 ‑

Public sector financial institutions

The Brazilian federal and state governments control various commercial banks and financial institutions.  The primary purpose of these institutions is to foster economic development. Government‑owned banking institutions play an important role in the Brazilian banking industry.  These institutions hold a significant portion of the banking system's total deposits and total assets and are the major lenders of government funds to industry and agriculture.  In the last ten years several public‑sector multiple‑service banks have been privatized and acquired by Brazilian and foreign financial groups.

The primary government‑controlled banks include:

•              Banco do Brasil, a federal government‑controlled bank which provides a full range of banking products to the public and private sectors. Banco do Brasil is the largest multiple‑service bank in Brazil and the primary financial agent of the federal government;

•              BNDES, a development bank wholly owned by the federal government, which grants medium‑ and long‑term financing to the Brazilian private sector.  BNDES's activities include managing the federal government's privatization program; and

•              Caixa Econômica Federal, a multiple‑service bank wholly owned by the federal government which acts as the principal agent of the government‑regulated system for providing housing financing. Caixa Econômica Federal is ranked first among Brazilian banks in terms of savings accounts and housing financing.

Private sector financial institutions

As of December 31, 2009, the Brazilian financial private sector included:

•              124 financial conglomerates (including commercial, investment and multiple‑service banks), that provide a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate finance; and

•              58 consumer credit companies, 125 securities dealerships, 150 brokerage companies, 33 leasing companies, 8,811 investment funds and 16 savings associations and real estate credit companies.

Principal  regulatory agencies

CMN

CMN, the highest authority responsible for Brazilian monetary and financial policy, is responsible for the overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies.  CMN is responsible for:

•              regulating credit operations engaged in by Brazilian financial institutions;

•              regulating the issuance of Brazilian currency;

•              supervising Brazil's reserves of gold and foreign exchange;

•              determining Brazilian saving, foreign exchange and investment policies; and

•              regulating the Brazilian capital markets.

In December 2006, CMN mandated the creation of a risk‑monitoring model by the CVM, the "Supervision System Based on Risk - (“SBR”).  SBR's purpose is to: (i) identify market risks; (ii) evaluate and rank these risks in order of their potential effects; (iii) establish mechanisms for mitigating these risks and the harm that they might cause; and (iv) control and monitor the occurrence of risk events.  Additional measures necessary to implement SBR must be enacted by CMN.

‑ 75 ‑

Central Bank

The Central Bank is responsible for:

•              implementing the currency and credit policies established by the CMN;

•              regulating and supervising public and private sector Brazilian financial institutions;

•              controlling and monitoring the flow of foreign currency to and from Brazil; and

•              overseeing the Brazilian financial markets.

The president of the Central Bank is appointed by the president of Brazil for an indefinite term of office, subject to approval by the Brazilian Senate.

The Central Bank supervises financial institutions by:

•              setting minimum capital requirements, compulsory reserve requirements and operational limits;

•              authorizing corporate documents, capital increases and the establishment or transfer of principal places of business or branches (in Brazil or abroad);

•              authorizing shareholder changes of control of financial institutions;

•              requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial statements; and

•              requiring full disclosure of credit and foreign exchange transactions, import and export transactions and other directly related economic activities.

CVM

The CVM is responsible for regulating the Brazilian securities markets in accordance with the securities and exchange policies established by CMN.

The CVM is responsible for the supervision and regulation of variable‑income mutual funds.  In addition, since November 2004, the CVM has had the authority to regulate and supervise fixed‑income asset funds.  For more information, please see "Regulation and Supervision —Asset management regulation."

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

‑ 76 ‑

•              may not extend credit to or render guarantees for:

•              any individual that controls the institution or holds, directly or indirectly, more than 10.0% of its share capital;

•              any entity that controls the institution or with which it is under common control, or any officer, director or member of the fiscal council and of the Audit Committee of such entity, or any immediate family member of such individuals;

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

Capital adequacy and leverage

Brazilian financial institutions are subject to a capital measurement and standards methodology based on a weighted risk‑asset ratio.  The framework of such methodology is similar to the international framework for minimum capital measurements as adopted in the Basel Accord.  The Basel Accord requires banks to have a minimum capital to risk‑weighted assets ratio of 8.0%.  At least half of total capital must consist of Tier I capital.  Tier I, or core, capital includes shareholders' equity capital less certain intangibles.  Tier II capital includes asset revaluation reserves, general loan loss reserves and subordinated debt, subject to some limitations.  Tier II capital is limited to the amount of Tier I capital.

The requirements imposed by the CMN differ from the Basel Accord in a few respects.  Among other differences, the CMN:

•              requires minimum capital of 11.0% of risk‑weighted assets;

•              does not permit contingency reserves to be considered as capital;

•              imposes a deduction from capital corresponding to fixed assets held in excess of limits imposed by the Central Bank;

•              requires an additional amount of capital with respect to off‑balance‑sheet interest rate and foreign currency swap transactions as well as with respect to certain credit transactions utilizing third party resources;

•              for determination of adjusted net worth allows financial institutions to deduct from their net worth costs, including taxes, incurred in connection with swap transactions put in place to hedge long positions associated with investments outside Brazil; and

•              assigns different risk weights to certain assets and credit conversion amounts, including a risk weighting of 300.0% on income and social contribution tax credits, except for loans arising from temporary differences which are 100.0% weighted.

‑ 77 ‑

In October 2009, the Central Bank decreased the minimum capital requirements from 11% to 5.5% on loans to micro and small companies that are backed by one of the two reserve funds, with resources of R$4 billion, created by the government in 2009.

For further discussion see "Item 5.B. Liquidity and Capital Resource—Capital Compliance."

Financial institutions are also required to maintain their net worth at a certain level.  The adjusted net worth of a financial institution is represented by the sum of its Tier I and Tier II capital and is used in determining its operational limits.  For purposes of CMN adjustments, financial institutions may deduct costs, including taxes, incurred in connection with swap transactions to hedge long positions associated with investments abroad.  In July 2008, the Central Bank issued certain rules to include the operational risk of financial institutions amongst the factors to be considered in the calculation of adjusted net worth.  In December 2009 the Central Bank established a single indicator for calculating the portion of capital that should be maintained by financial institutions to cover, when needed, the operational risk of a non‑financial company belonging to the conglomerate.

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

Under certain conditions and within certain limits, financial institutions are able to include subordinated debt in the determination of their capital requirements for purposes of calculating their operational limits, provided that such subordinated debt complies with the following requirements:

•              it must be previously approved by the Central Bank;

•              it cannot be secured by any type of guaranty;

•              its payment must be subordinated to the payment of other liabilities of the issuer in case of dissolution;

•              it cannot be redeemed by action of the holder;

•              it must have a clause allowing postponement of the payment of interest or redemption in case these would cause the issuer to fail to comply with minimum levels of adjusted net worth or other operational requirements;

•              it must be nominative when issued in Brazil, and, when issued abroad, may be in any other form permitted by local legislation;

•              when issued abroad, it must contain a clause of choice of venue;

•              it must have a minimum term of five years before redemption or amortization;

•              it must be paid in cash; and

•              its payment cannot be secured by any type of insurance that obliges or permits payments between the issuer and the borrowing institution or any instrument that compromises the subordinated‑debt condition.

Brazilian financial institutions may elect to calculate their capital requirements on either a consolidated or unconsolidated basis.

‑ 78 ‑

Reserve requirements

The Central Bank imposes compulsory reserve and related requirements upon Brazilian financial institutions from time to time.  The Central Bank uses reserve requirements as a mechanism to control the liquidity of the Brazilian financial system. Historically, the reserves imposed on demand deposits, savings deposits and time deposits have accounted for substantially all amounts required to be deposited with the Central Bank.  For a summary of the current compulsory reserve requirements applicable for demand deposits, savings deposits and time deposits, see " — Deposit‑taking activities."

The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its adjusted net worth. In addition, if its exposure is greater than 5.0% of its adjusted net worth, the financial institution must hold additional capital at least equivalent to 100.0% of its exposure.  Since July 2, 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate's net consolidated exposure.

In the past, the Central Bank has imposed restrictions on other types of financial transactions.  These compulsory deposit requirements are no longer in effect, but they may be re‑imposed in the future, or similar restrictions may be instituted.  At the beginning of 2008, the Central Bank determined a new compulsory deposit requirement relating to deposits of leasing companies. Our leasing company invests most of its cash available for immediate investment in interbank deposit accounts with us. For more information on Central Bank restrictions see "Item 3.D. Risk Factors—Risks relating to Bradesco and the Brazilian banking industry."

Asset composition requirements

Brazilian financial institutions may not allocate more than 25.0% of their adjusted net worth to loans (including guarantees) to the same client (including client's parent, affiliates and subsidiaries) or in securities of any one issuer, and may not act as underwriter (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their adjusted net worth.

Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their adjusted net worth.

CMN issued rules in October 2008 requiring financial institutions to record: (i) vested rights on assets used for maintaining the institution's activities, including rights resulting from transactions that have transferred the benefit, risks and control of these assets to the institution, except for lease operations assets for fixed assets; and (ii) the restructuring expenses that effectively result in an increase in income of more than one fiscal year and do not constitute merely a reduction in costs or greater operational efficiency for deferred assets. A subsequent rule further defined intangible assets, such as vested rights on assets used for maintaining the institution's activities, including those corresponding to payroll services, income, salary, wages and retirement and pension payments, among others.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution's shareholders' equity, as adjusted in accordance with Central Bank regulations.  A financial institution may only hold repurchase transactions in an amount up to 30 times its adjusted net worth. Within that limit, repurchase operations involving private securities may not exceed five times the amount of the financial institution's adjusted net worth. Limits on repurchase operations involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency‑denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on‑lend such funds in Brazil.  These onlendings take the form of loans denominated in reais but indexed to the U.S. dollar.  The terms of the onlending transaction must mirror the terms of the original transaction.  The interest rate charged on the underlying foreign loan must also conform to international market practices.  In addition to the original cost of the transaction, the financial institution may only charge an onlending commission.

‑ 79 ‑

Furthermore, the amount of loan in foreign currency should be limited to the sum of external operations of the financial institution to which loan funds must be directed.  Lastly, pursuant to the Central Bank's Circular Letter 3,434, the total loan operations made from these funds are given as collateral to the Central Bank as a condition for the release of the amount to the financial institution.

Foreign currency position

Transactions in Brazil involving the sale and purchase of foreign currency may only be conducted by institutions authorized by the Central Bank to operate in the foreign exchange market.

Since March 2005, the previously existing Commercial and Floating Markets were unified under a single foreign currency exchange regime (the "Exchange Market"), in which all foreign exchange currency transactions are concentrated. The unified Exchange Market allows the liquidation in foreign currency of any commitments in reais that are contracted between individuals and/or legal entities resident in Brazil and individuals or legal entities resident abroad, upon the presentation of the relevant documentation.

Access to the Exchange Market may be granted by the Central Bank to commercial banks, multiple banks, investment banks, development banks, savings and loans entities, financing and investment associations, foreign exchange brokers, securities brokers and dealers, travel agencies and to tourist lodging accepting foreign currency.  Entities that were authorized to operate in the old Commercial and Floating Markets as of March 4, 2005 have been automatically authorized to operate in the new Exchange Market.

The Central Bank currently does not impose limits on exchange long positions (i.e., where the aggregate amount of the purchases of foreign currency is greater than the amount of the sales) of banks authorized to operate in the Exchange Market. Since December 2005, the Central Bank ceased imposing limits on exchange short positions (i.e., when the aggregate amount of purchases of foreign currency is less than the amount of sales) for banks authorized to operate in the Exchange Market.

Pursuant to CMN regulations, the investment abroad of available funds in foreign currency must be limited to (i) securities issued by the Brazilian government; (ii) securities issued by foreign governments; (iii) securities issued by financial institutions, or entities under their responsibility; and (iv) time deposits in financial institutions.

In March 2010, the Central Bank continued with the process of simplifying foreign exchange rules by consolidating existing rules and revoking others. These changes were designed to provide further transparency and standards for cross-border foreign exchange transactions, and can be divided into three main categories:

i)                     Consolidation of rules on foreign capital: recording of direct investment flows, foreign credits, royalties, transfer of technology and leasing abroad. Financial transfers from and to foreign countries will follow the general rules applicable to the Brazilian foreign exchange market, including the principles of legality, economic rationale and document support. Additionally, there is no need for specific authorizations or prior statements from the Central Bank and there is no need to provide information that the Central Bank can obtain elsewhere.

ii)                   Rules to sell depositary receipts abroad: companies that issue depositary receipts have the option of maintaining income from these sales abroad. This option, however, does not apply to financial institutions. Therefore, our procedures on this issue remain unchanged.

iii)                  Simplification of foreign exchange rules: several changes have been implemented to expand the competition in international transfer of funds and the offer of banking services.

Registration of  cross border derivatives transactions and hedge operations

In December 2009, the Central Bank introduced specific rules that were to become effective February 1, 2010, requiring Brazilian financial institutions to register their cross‑border derivative transactions with a clearinghouse regulated by the Central Bank and by the CVM. Specifically, cross‑border derivative transactions must:  (i) be registered within 2 business days and (ii) include information regarding underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

‑ 80 ‑

In February 2010, registration rules were extended to cross-border over-the-counter (“OTC”) and exchange-traded hedging transactions.

Treatment of credit operations

According to the Central Bank, financial institutions are required to classify their loans into nine categories, ranging from AA to H, on the basis of their risk.  These credit classifications are determined in accordance with Central Bank criteria relating to:

•              the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and

•              the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

In the case of corporate borrowers, the nine categories that we use are as follows:

Rating	Our Classification	Bradesco Concept
AA	Excellent	First‑tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.
A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.
B	Good	Company or group, regardless of size, with good economic and financial positioning.
C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting information, under risk management.

A loan may be upgraded if it has credit support or downgraded if in default.

Collection of doubtful loans is classified according to the loss perspective, as shown below:

Rating	Bradesco Classification
E	Deficient
F	Bad
G	Critical
H	Uncollectible

In the case of transactions with individuals, we have a similar nine‑category ranking system.  We grade credit based on data including the individual's income, net worth and credit history, as well as other personal data.

Financial institutions must make monthly loan loss provisions to match contingencies for regulatory purposes.  In general, banks review loan classifications annually.  However, a review is made every six months in the case of transactions that are extended to a single client or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's adjusted net worth.  A past due loan is reviewed monthly.

Financial institutions should maintain a credit risk management structure compatible with the nature of their transactions and with the complexity of products and services offered, which should also be proportional to the institution's credit risk exposure.

For past due loans, the regulations establish maximum risk classifications, as follows:

‑ 81 ‑

Number of Days Past Due (1)	Maximum Classification
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H

(1)       These time periods are doubled in the case of loans with maturities in excess of 36 months.

Financial institutions are required to determine, on a monthly basis, whether any loans must be reclassified as a result of these maximum classifications.  If so, they must adjust their regulated accounting provisions accordingly.

The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the credit operation, as follows:

Classification of Loan	Minimum Provision (%)
AA	—
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H(1)	100.0

(1)       Banks must write off any loan six months after its initial classification as an H loan.

Loans of up to R$50,000 may be classified by the financial institution's own evaluation method or according to the payment delay criteria described above.

Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants.  They are also required to submit to the Central Bank information relating to their loan portfolio, along with their financial statements.  This information must include:

•              a breakdown of lending activities and the nature of the borrowers;

•              maturities of their loans;

•              amounts of rolled‑over, written‑off and recovered loans;

•              loan portfolio diversification in accordance with the loan classification; and

•              overdue loans.

The Central Bank requires that authorized financial institutions prepare and submit their information about the loan portfolio in accordance with several requirements. The Central Bank may admit discrepancies in these statements up to 5% per risk level and 2.5% in the reconciled amount.

Brazilian clearing system

The Brazilian clearing system was regulated and restructured under legislation enacted in 2001.  These  regulations are intended to increase the responsiveness of the system through the adoption of multilateral settlement and the safety and soundness of the system by reducing the risk of systemic default and the credit risk and liquidity of financial institutions.

The systems comprising the Brazilian clearing system are responsible for maintaining safety mechanisms and rules for controlling risks and contingencies, for loss sharing among market participants and for direct execution of custody positions of agreements and foreclosure of collateral held under custody. In addition, clearing houses and settlement service providers considered important to the system are obligated to set aside a portion of their assets as an additional guarantee for the settlement of transactions.

‑ 82 ‑

Currently, responsibility for the settlement of a transaction is assigned to the clearinghouses and settlement service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes obligation of the relevant clearing house and/or settlement service provider to clear and settle it, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

Financial institutions and other institutions chartered by the Central Bank are also required under the new rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank.  Under these procedures, institutions are required to:

•              maintain and document criteria for measuring liquidity risks and mechanisms for managing them;

•              analyze economic and financial data to evaluate the impact of different market scenarios on the institution's liquidity and cash flow;

•              prepare reports to enable the institution to monitor liquidity risks;

•              identify and evaluate mechanisms for unwinding positions that could threaten the institution economically or financially and for obtaining the resources necessary to carry out such unwinds;

•              adopt system controls and test them periodically;

•              promptly provide to the institution's management available information and analysis regarding any liquidity risk identified, including any conclusions or remedies adopted; and

•              develop contingency plans for handling liquidity crisis situations.

Financial institutions were positively affected by a restructuring of the Brazilian clearing system.  Under the old system, in which transactions were processed at the end of the day, institutions could carry a balance, positive or negative, a situation which is no longer allowed. Payments must now be processed in real time, and amounts over R$5,000 may be covered by electronic transfers between institutions in immediately available funds.  In case they are covered by checks, an additional bank fee will be charged.

After a period of tests and gradual implementation, the new Brazilian clearing system entered into operation in April 2002.  The Central Bank and CVM have the power to regulate and supervise the Brazilian payments and clearing system.

Dissolution of  financial institutions

In February 2005, the "New Bankruptcy Law" was approved, replacing the previous regime that had been in effect since 1945.  The main goal of the New Bankruptcy Law is to prevent the liquidation of viable companies for being incapable of fulfilling their debt obligations.  The New Bankruptcy Law seeks to accomplish this by providing greater flexibility in designing reorganization strategies while increasing safeguards for secured creditors.  It also seeks to improve creditors' ability to recover through the judiciary system by promoting an agreement between the company and a commission comprised of creditors.  The New Bankruptcy Law is not currently applicable to financial institutions, and, accordingly, Law 6,024/74 governing intervention in and administrative liquidation of financial institutions is still applicable to us.

‑ 83 ‑

Intervention

The Central Bank will intervene in the operations and management of any financial institution not controlled by the federal government if the institution:

•              suffers losses due to bad management, putting creditors at risk;

•              has recurrent violations of banking regulations; or

•              is insolvent.

Intervention may also be ordered upon the request of a financial institution's management.

Intervention may not exceed twelve months.  During the intervention period, the institution's liabilities for overdue obligations, maturity dates for pending obligations contracted prior to the intervention and liabilities for deposits in the institution existing on the ruling date are suspended.

Administrative liquidation

The Central Bank will liquidate a financial institution if:

•              the institution's economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;

•              management commits a material violation of banking laws, regulations or rulings;

•              the institution suffers a loss which subjects its unsecured creditors to severe risk; or

•              if, upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank determines that the pace of the liquidation may harm the institution's creditors.

As a consequence of administrative liquidation:

•              lawsuits asserting claims over the assets of the institution are suspended;

•              the institution's obligations are accelerated;

•              the institution may not comply with any liquidated damage clause contained in unilateral contracts;

•              interest does not accrue against the institution until its liabilities are paid in full; and

•              the statute of limitations with respect to the institution's obligations is tolled.

Temporary  special administration regime

The temporary special administration regime, known as "RAET," is a less severe form of Central Bank intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution which:

•              enters into recurrent operations which are against economic or financial policies set forth in federal law;

•              faces a shortage of assets;

•              fails to comply with the compulsory reserves rules;

‑ 84 ‑

•              has reckless or fraudulent management; or

•              has operations or circumstances, which call for an intervention.

Repayment of  creditors in liquidation

In the case of liquidation of a financial institution, employees' wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution.  In November 1995, the Central Bank created the FGC (Deposit Guarantee Fund) to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency.  Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations.  The FGC is funded principally by mandatory contributions from all Brazilian financial institutions that work with customer deposits.

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by a customer against a financial institution (or against member financial institutions of the same financial group).  The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances.  The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

In September 2006, CMN increased the maximum amount of the guarantee provided by the FGC from R$20,000 to R$60,000.  In addition, it reduced the ordinary monthly FGC contribution from 0.025% to 0.0125% over the balance of banking accounts that are covered by FGC insurance.

Internal  compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•              their activities;

•              their financial, operational and management information systems; and

•              their compliance with all applicable regulations.

The board of executive officers of the financial institution is responsible for implementing an effective structure of internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution.  The board of executive officers is also responsible for verifying compliance with all internal procedures.

Our bylaws include a provision for an internal controls and compliance committee composed of up to 12 members appointed by our Board of Directors.

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

The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government.  However, foreign investors without specific authorization may acquire publicly traded non‑voting shares of Brazilian financial institutions or depositary receipts offered abroad representing non‑voting shares.

‑ 85 ‑

Anti‑money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti‑money laundering rules, which the Central Bank consolidated in July 2009 through Circular Letter 3,461, financial institutions must:

•              keep up‑to‑date records regarding their customers;

•              maintain internal controls and records;

•              record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;

•              keep records of transactions that exceed R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

•              keep records of all check transactions; and

•              keep records and inform the Central Bank of any cash deposits or cash withdrawals in amounts above R$100,000.

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. Records of transactions involving currency or any asset that can be converted into money, records of transactions that exceed R$10,000 in a calendar month, and records of check transactions must be kept for at least five years, unless an investigation by CVM into the financial institution is in progress, in which case such five‑year obligation may be extended.  Pursuant to Circular Letter no. 3,641, financial institutions must implement control policies and internal procedures. The policies must: (i) specify in an internal document the responsibilities of each of the organization's hierarchical levels; (ii) include the collection and registration of timely information about clients that makes it possible to identify the risks of occurrence of these crimes; (iii) define the criteria and procedures for selecting, training and following up on the economic‑financial status of the institution's employees; (iv) include a prior analysis of new products and services under the perspective of preventing these crimes; (v) be approved by the Board of Directors; and (vi) be broadly circulated internally.

Along with these policies, Circular Letter no. 3,641 also establishes additional norms related to keeping registration information up‑to‑date, keeping records of politically exposed individuals, records of the beginning or continuation of business relations, records of financial services and transactions, records of deposits and clearance of checks deposited in other financial institutions, the use of fund transfer instruments, pre‑paid card registrations, transfers greater than R$100,000 in cash, and other transactions that demand special attention.

Likewise, Circular Letter no. 3,642 set forth rules to combat money laundering in international transfers, including more detailed operational information requirements for payment orders, such as the name and identification document of the parties involved, address and banking account when applicable.  Financial institutions shall also adopt measures to get to know the methods and practices used by their correspondents abroad so as to inhibit money laundering and terrorist financing practices, and report to government authorities whenever operations matching these criteria are identified.

Brazilian regulations list a number of potential money‑laundering transaction characteristics, such as: transactions involving amounts that are incompatible with the professional, shareholders' equity and/or earnings condition of the involved parties; operations evidencing default on behalf of third parties; transactions intended to create loss or gain with no economic grounds; transactions involving parties domiciled in jurisdictions that do not cooperate with the Brazilian financial activity control agencies; transactions paid in cash; transactions the complexity and risk level of which are inconsistent with the client's technical qualification; transactions involving non‑resident parties, trustees and companies, private banking clients and politically exposed individuals.

‑ 86 ‑

The CVM directed special attention to politically exposed individuals in January 2008 through Instruction 463 issued in January 2008 and consolidated in Circular Letter 3,641, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives. Such individuals include heads of state and government, politicians occupying high positions, government employees occupying high positions, magistrates or high‑level military officials, and leaders of governmental companies or political parties, among others.  Financial institutions are required to adopt certain mechanisms in order to: (i) identify the final beneficiaries of each transaction; (ii) identify whether these politically exposed individuals are involved; (iii) monitor financial business transactions involving politically exposed individuals; and (iv) devote special attention to people from countries with which Brazil maintains a high number of business and financial transactions, common borders or ethnic, linguistic or political relations.

In addition, this CVM regulation contains special provisions to control and prevent the flow of funds derived from or financing terrorist activities.

Also regarding the control of politically exposed individuals' activities and taking into consideration the 2010 Brazilian elections for President, Governors, Senators, Federal and State Representatives, in March 2010 the Central Bank enacted rules that specifically address the opening, transacting with and closing demand deposit accounts for funds obtained from the 2010 election campaign. Those rules avoid the irregular use of funds and illegal donations.

Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. Certain exceptions apply to this obligation, however, such as: the sharing of information on credit history, criminal activity and violation of bank regulations, or disclosure of information authorized by interested parties. Bank secrecy may also be breached by court order when necessary for the investigation of any illegal act.

Government officials and auditors from the Brazilian Internal Revenue Service may also inspect an institution's documents, books and financial registry in certain circumstances.

In October 2008, the Central Bank expanded its rules aimed at controlling financial transactions linked with terrorism, so that operations carried out on behalf of, services provided to, or access to funds, other financial assets or economic resources belonging to or directly or indirectly controlled by, the following individuals or entities were required to be immediately reported to the Central Bank: (i) Osama Bin Laden, members of the Al‑Qaeda organization, members of the Taliban and other individuals, groups, companies or entities connected with them; (ii) the former government of Iraq or its agencies or companies located outside of Iraq, as well as funds or other financial assets that might have been withdrawn from Iraq or acquired by Saddam Hussein or by other former Iraqi government senior official and by the closest members of their families, including asset companies or those directly or indirectly controlled by them or by individuals working for them or under their management; and (iii) individuals that practice or intend to practice acts of terrorism or who take part in the facilitation of such acts, entities owned or directly or indirectly controlled by such individuals, as well as by individuals and entities acting on their behalf or under their command.

Change of  independent accounting firm

Under Brazilian regulations, all financial institutions must:

•              be audited by an independent accounting firm; and

•              replace periodically the technician in charge, executive officer, manager or audit team supervisor, without the need to change the independent auditor. Replacements must take place after a maximum period of five fiscal years, and the replaced professionals may be reintegrated three years after their replacement.  Terms of responsible technicians, executive officers, managers or audit team supervisors begin on the day the team begins work on the audit.

Each independent accounting firm must immediately communicate to the Central Bank any event that may materially adversely affect the relevant financial institution's status.

In March 2002, an amendment to the Brazilian Corporate Law gave the members of our Board of Directors veto rights over the appointment or removal of our independent accounting firm.  For more information regarding appointment of directors see "Item 10.B. Memorandum and Articles of Incorporation—Organization—Voting Rights."

‑ 87 ‑

Auditing requirements

Because we are a financial institution registered with the domestic stock exchange, we are obliged to have our financial statements audited every six months in accordance with generally accepted accounting principles adopted in Brazil.  Quarterly financial information filed with the CVM is subject to review by our independent accountants.

In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to its independent accounting firm's non‑auditing services to the entity whenever such services represent more than 5.0% of the external auditors' compensation.

The independent auditors must also declare to the audited company's management that their providing these services does not affect the independence and objectivity that is necessary to external auditing services.

In May 2003, the CMN enacted new regulations on auditing matters applicable to all Brazilian financial institutions; these regulations were revised in November 2003, January and May 2004 and December 2005. Under these regulations, we are required to appoint a member of our management to be responsible for the follow‑up and supervision of compliance with the accounting and auditing requirements set forth in the legislation.

Pursuant to this regulation, financial institutions which have an adjusted net worth in excess of R$1.0 billion, manage third party assets of at least R$1.0 billion or have an aggregate amount of third party assets in excess of R$5.0 billion are also required to create an audit committee made up of independent members. The number of members, their appointment and removal criteria, their term of office and their responsibilities must be set forth in the institutions' bylaws. Our audit committee has been fully operational since July 1, 2004. The audit committee is responsible for recommending to management which independent accounting firm to hire, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other things.  Our bylaws were revised in December 2003 to establish the audit committee.  In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members.  In October 2006, CMN enacted stricter requirements to be followed by the members of the Board of Directors.  See “Item 16.D.  Exemptions from the listing standards for Audit Committees.”

Effective July 1, 2004, we are required to publish a report of the audit committee along with our semi‑annual financial statements. Our audit committee's first report was related to our financial statements of the second half of 2004.

In July 2007, the CVM enacted a rule requiring publicly held companies to adopt as of the fiscal year ended in 2010 international accounting standards, pursuant to rules issued by the International Accounting Standards Board (IASB).  This will represent a change in our accounting practices, since our fiscal statements are currently prepared and disclosed in accordance with Brazilian and US GAAP. A similar rule was issued by the CMN in September 2009 specifically for financial institutions, according to which consolidated financial statements must include the opinion of an independent auditing company on the compliance of such statements with the pronouncements issued by the IASB.  Pursuant to Circular Letter no. 3,472, the financial statements must be published within ninety days after December 31,of the respective fiscal year and be prepared by the parent company of the group of consolidated entities.

With regards to interim consolidated financial statements, the Central Bank issued, in May 2010, a resolution determining that financial institutions organized as corporations (sociedades anônimas), or that are required to establish auditing committees and publish their intermediary consolidated financial statements, must observe the pronouncements issued by the International Accounting Standards Board (IASB), and must be translated into Portuguese by a Brazilian entity certified by the International Accounting Standards Committee Foundation (IASC Foundation).

In September 2009, the Central Bank issued rules establishing criteria for auditors regarding the preparation of reports on the quality and compliance of the internal controls systems, and regarding non‑compliance with legal and regulatory provisions.  These norms, amended in January 2010, establish that in addition to their regular auditing functions, auditors must assess the following items: (i) control environment; (ii) risk identification and assessment; (iii) controls adopted; (iv) information and communication policies; (v) forms of monitoring and improvement and (vi) deficiencies identified.

‑ 88 ‑

Regulation of operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, Buenos Aires, Tokyo, the Cayman Islands, the Bahamas, Hong Kong and Luxembourg.  The Central Bank supervises Brazilian financial institutions' branches, subsidiaries and corporate holdings abroad, and the prior approval of the Central Bank is necessary to establish any new branch, subsidiary or representative office.  In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business.  In all cases, we are subject to supervision by local authorities.

Asset management regulation

Asset management is regulated by the CMN and the CVM.

In August 2004, the CVM issued Rule 409/2004 consolidating all previous regulations applicable to fixed‑income asset funds and variable income mutual funds. Prior to this ruling, fixed‑income asset funds were regulated by the Central Bank, and variable income mutual funds were regulated by the CVM.

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

These securities, operational assets and all other assets that comprise the fund's portfolio, except for interest in investment funds or in Mercosur, must be registered directly with specific custody deposit accounts opened in the name of the fund.  Such accounts must be held within registration and clearance systems authorized by the Central Bank, or within certain custody institutions authorized by the CVM.

In addition to the limitations specified in each financial investment fund's charter, financial investment funds are not permitted to have:

•              more than ten per cent (10.0%) of their net worth invested in securities of a single issuer, if that issuer is (i) a publicly‑held non‑financial institution, or (ii) a federal, state, or municipal entity or (iii) another investment fund, except for equity investment funds;

•              more than twenty per cent (20.0%) of their net worth invested in securities issued by a financial institution (including the fund manager);

•              more than five per cent (5.0%) of their shareholders' equity when the issuer is an individual or corporate entity that is not a publicly‑held company or financial institution authorized to operate by the Central Bank; and

•              in the case of investment funds or fixed‑income and multimarket participation funds, more than 10.0% of their net worth invested in real estate investment funds, credit rights investment funds or credit rights participation funds.

There are no limits when the issuer is the federal government.  With regard to these limits, we consider as the same issuer the parent company, the companies directly or indirectly controlled by the parent and its affiliated companies and shared control companies.

‑ 89 ‑

According to their equity breakdown, the investment funds and the investment funds in quotas are classified as follows:

•              Short–term funds – These funds invest exclusively in public, federal or private bonds, which are pegged to Selic (or another interest rate) or to a price index and have a maximum maturity of 375 days and an average portfolio period of less than 60 days. Short–term funds may use derivatives only to hedge their portfolios and may enter into transactions in connection with public federal bonds;

•              Reference funds – These funds have (1) at least 80.0% of their net worth invested solely or together in (a) bonds issued by the Brazilian National Treasury and/or the Central Bank or (b) fixed‑income securities of issuers having low credit risk; (2) at least 95.0% of their portfolio composed of financial assets that directly or indirectly follow the variation of a specified performance indicator (benchmark); and (3) may only use derivatives in connection with transactions that attempt to hedge cash positions, up to their limit.  Additionally, the name of the fund shall identify the development index on which the financial asset structure of its portfolio is based.

•              Fixed‑income funds – These funds have at least 80.0% of their asset portfolios directly related, or synthesized through derivatives of fixed income assets;

•              Share funds – These funds have at least 67.0% of their portfolio invested in shares listed and traded on either over the counter markets or stock exchanges;

•              Exchange funds – These funds have at least 80.0% of their portfolio invested in derivatives or other funds comprised of derivatives which hedge foreign currency prices;

•              Foreign debt funds – These funds have at least 80.0% of their net worth invested in Brazilian foreign debt bonds of the federal government, and the remaining 20.0% in other loan securities transacted in the international market; and

•              Money market funds – These funds must have an investment policy that involves several risk factors, without a commitment to concentration in any particular factor or in factors different from the other classes provided for in the classifications of the funds above.

Funds for qualified investors that demand a minimum investment of R$1,000,000.00 per investor will not be subject to the concentration limitations per issuer or type of asset (with due regard for the investment parameters per type of fund described above), as long as this is provided for in their bylaws.

In addition, CVM rule 409/2004 sets forth that the funds may maintain financial assets traded abroad in their portfolios as follows: (i) for foreign debt funds and funds for qualified investors that provide for this possibility, no limit; (ii) for multimarket funds up to 20% of equity; and (iii) for the remaining funds up to 10% of equity.

Regulation of brokers and dealers

Broker and dealer firms are part of the national financial system and are subject to CMN, Central Bank and CVM regulation and supervision. Brokerage and distribution firms must be chartered by the Central Bank and are the only institutions in Brazil authorized to trade on Brazil's stock exchanges and mercantile and futures exchanges. Both brokers and dealers may act as underwriters in the public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe rules of conduct established by BM&FBovespa and previously approved by the CVM.  They must also select a director responsible for the observance of such rules.

‑ 90 ‑

Broker and dealer firms may not:

•              with limited exceptions, execute operations that may be characterized as the granting of loans to their clients, including the assignment of rights;

•              collect commissions from their clients related to transactions of securities during the primary distribution;

•              acquire assets, including real estate properties, which are not for their own utilization; or

•              obtain loans from financial institutions, except for: (i) loans for the acquisition of goods for use in connection with the firm's corporate purpose; or (ii) loans the amount of which does not exceed twice the firm's net worth.

Broker and dealer firms' employees, managers, partners, controlling and controlled entities may negotiate securities for their own accounts only through the relevant broker and dealer firm.

Leasing regulation

The basic legal framework governing leasing transactions is established by Law No. 6,099 of September 12, 1974, as amended (the "Leasing Law") and the regulations issued thereunder by the CMN.  The Leasing Law sets forth general guidelines for the incorporation of, and the activities permitted to be performed by, leasing companies.  The CMN, in its capacity as regulator of the financial system, is responsible for issuing regulations under the Leasing Law and overseeing the transactions conducted by leasing companies.  The laws and regulations issued by the Central Bank with respect to financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations asset composition limits and treatment of doubtful loans, are also applicable to leasing companies to the extent applicable.

Insurance regulation

The Brazilian insurance system is regulated by Executive Decree No. 73 of November 21, 1966, as amended, which created two regulatory agencies, the National Private Insurance Council, which we call the "CNSP," and SUSEP. SUSEP is responsible for implementing and overseeing CNSP's policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals.  Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products.  Insurance companies may subscribe policies only through qualified brokers.

Insurance companies must set aside reserves in accordance with CNSP criteria.  The investments backing up these reserves must be diversified and meet certain liquidity, solvency and security criteria.  Insurance companies may invest a substantial portion of their assets in securities.  As a result, insurance companies are major investors in the Brazilian financial markets and are subject to a series of rules and conditions imposed by the CMN regarding their investments and how they apply to reserve requirements.

Insurance companies are prohibited from:

•              acting as financial institutions by extending credit and issuing guarantees;

•              trading in securities (subject to exceptions); or

•              investing outside of Brazil without specific permission from the relevant authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to rules established by the CNSP.  The rules take into account the economic and financial situation of the insurance companies, the conditions of their respective portfolios and the results of their operations with IRB, a quasi‑public corporation controlled by the Brazilian government.

‑ 91 ‑

On January 16, 2007, Complementary Law No. 126 created a new policy for reinsurance (whereby underwriters obtain secondary insurance for the risks that they are insuring), retro‑assignments and intermediation in Brazil.  In practical terms, such law ended IRB's monopoly over the reinsurance and retro‑assignment markets.  Furthermore, certain regulatory duties and activities originally attributed to IRB were transferred to CNSP and SUSEP.

Under Complementary Law No. 126, local insurance or reinsurance companies must first offer to assign their risks to local reinsurance companies when contracting reinsurance or retro‑assignment under the following risk percentages: (i) 60% in the first three years as of January 16, 2007 and (ii) 40% in the subsequent years.  The new law also establishes more severe restrictions on the risk assignment to foreign reinsurance companies and on the contracting of insurance abroad.  Insurance companies must reinsure the amounts exceeding the applicable limit on liabilities.  Insurance companies must also file unaudited monthly and audited quarterly, semiannual and annual reports with SUSEP.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow a special procedure administered by SUSEP.  Financial liquidation may be either voluntary or compulsory.  The Minister of Finance institutes compulsory dissolutions of insurance companies.

As was already the case within the scope of entities subject to CMN, in December 2008 SUSEP promulgated rules regarding specific internal controls for preventing and fighting money laundering crimes.  These rules include a series of provisions that address the communication of proposals for operations with politically exposed individuals and restraints on terrorist financing activities.

There is currently no restriction on foreign investment in insurance companies.

Health insurance

Private health insurance and health plans are currently regulated by Law No. 9,656, of July 4, 1998, as amended, which we refer to as the "Health Insurance Law," which determines the general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers.  The Health Insurance Law establishes, among other things:

•              mandatory coverage of certain expenses, such as those arising from preexisting conditions;

•              the conditions precedent for admission to a plan;

•              the geographical area covered by each insurance policy; and

•              the pricing criteria plans may use.

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

Private pension plans

Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance.  The CMN, CVM and Central Bank may also issue regulations pertinent to private pension plans, particularly related to the assets guaranteeing the technical reserves.

Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

‑ 92 ‑

Open pension plans and insurance companies are allowed to create, trade and operate investment funds with segregated assets since January 1, 2006.  Notwithstanding the above, certain provisions of Law No. 11,196 of November 21, 2005 will only become effective upon its regulation by SUSEP and CVM.  For more information, see " — Regulation and Supervision—Asset Management Regulation."

Regulation of Internet and electronic commerce

The Brazilian Congress has not enacted any specific legislation regulating electronic commerce.  Accordingly, electronic commerce remains subject to existing laws and regulation on ordinary commerce and business transactions.

There are currently several bills dealing with Internet and electronic commerce regulation in the Brazilian congress.  The proposed legislation, if enacted, would recognize the legal effect, validity and enforceability of information in the form of electronic messages, allowing parties to enter into an agreement, make an offer, or accept one through electronic messages.

CVM approved new regulations limiting Internet brokerage activities, which may be carried out only by registered companies. Brokers' web pages must contain detailed information about their systems, fees, security and order processing.  They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least on a half‑year basis.

Taxation

CPMF (Provisional Contribution on the Turnover or Transfer of Amounts and Credits of a Financial Nature)

Until December 31, 2007, the CPMF was levied at a rate of 0.38% for any checking account entry related to funds kept in Brazil. Despite having been originally instituted as a temporary tax, the term of effectiveness of the CPMF was systematically extended from October 1996 until December 2007.  In 2007, there were extensive discussions in the Brazilian National Congress about a Constitutional Amendment proposal that would extend the CPMF again, but the government did not obtain the required number of votes.  Therefore, as of January 1, 2008, this tax was no longer levied.

The CPMF was levied on any debt entry in any checking account held in Brazil, except for under specific circumstances.

Certain transactions, however, were exempt from the CPMF, such as:

•              financial transactions executed by financial institutions in the ordinary course of business;

•              operations carried out on the stock market; and

•              operations of acquisition of shares in public offerings filed with the CVM and conducted off the stock market, so long as the issuer was registered for trading shares on a stock exchange.

Moreover, from October 1, 2004 until the CPMF was no longer applicable, its rate was reduced to 0% on debit entries in checking accounts for investment deposits, opened and handled exclusively to conduct fixed variable income financial investments of any nature, including in savings accounts; and on debit entries in special demand deposit accounts, held by low income account holders, subject to maximum transaction limits and to other conditions set forth by CMN and the Brazilian Central Bank.

IOF (Tax on Financial Transactions)

The Imposto Sobre Operações Financeiras, known as the "IOF," is a tax on foreign exchange, securities, credit and insurance transactions.  The Minister of Finance sets the rate of the IOF subject to a 25.0% ceiling set forth by law.  Although the taxpayer is the one conducting the financial operation subject to taxation, the tax is collected by the financial institution involved.

‑ 93 ‑

In January 2008, the Brazilian government raised the IOF rate on certain operations, to offset losses from the abolishment of the CPMF.

IOF may be imposed on a variety of exchange transactions, including the conversion of Brazilian currency into any foreign currency.  This pertains to the payment of dividends and repatriation of capital invested in our ADSs. Even though the general IOF rate on exchange transactions is 0.38%, it is 0% on exchange transactions of an interbank nature and in foreign exchange operations regarding the payment of dividends and interest on shareholders' equity to foreign investors.  The IOF rate was also reduced to 0% on exchange operations of fund entrances in, and exits from, the country referring to funding conducted as of October 2008 as foreign loans and financings.

In October 2009, as a measure to contain the rising value of the real, the Brazilian government raised the IOF rate on fund entrance exchange transactions from 0% to 2%, for foreign investors with investments in the Brazilian financial and capital markets. Exchange operations of fund exits from the country continue to have a rate of 0%.

In addition to investments in financial and capital markets, the main foreign currency exchange transactions subject to IOF and respective rates are the following:

•              a 5.38% rate applies to conversions of foreign loans into Brazilian currency with a term of less than 90 days;

•              a 2.38% rate applies to foreign exchange transactions for the acquisition of goods with credit cards; and

•              a 0.38% rate applies to foreign exchange transactions pertaining to import of services or export of goods and services.

The IOF may also be levied on issuances of bonds or securities, including transactions carried out on Brazilian stock, futures or commodities exchanges.  The IOF rate levied on operations with preferred shares in general is currently 0%.  The Minister of Finance, however, has the legal authority to increase the rate to a maximum of 1.5% per day of the amount of the taxed transaction during the period the investor holds the securities, but only to the extent of the gain realized on the transaction, and only from the date of its increase or creation.

In November 2009, the Brazilian government made use of this prerogative and increased the IOF rate from 0% to 1.5% on assignment transactions involving shares of any type (including preferred shares) that are traded on a stock exchange located in Brazil, with the specific purpose of guaranteeing the issuance of ADSs.

The IOF is levied on all types of loan transactions, including overdraft loans, at a rate of 0.0041% per day on the amount of principal.  Until November 2008, the rate applicable to loans raised by corporate entities was 0.0082%.  In those loan transactions in which the principal amount is not determined prior to the transaction, in addition to the principal, the IOF tax is also levied on interest and other charges at the same rate.  In any case, the IOF tax is subject to a maximum rate of 1.5% during any one year.

Additionally, since January 2008, credit operations are subject to IOF at an additional rate of 0.38%, regardless of the transaction term and regardless of whether the borrower is an individual or corporate entity.

The IOF is levied on insurance transactions at a rate of:

•              0%, in the case of reinsurance or mandatory insurance pertaining to housing financing carried out by an agent of the housing financial system, credit‑related export transactions, international transportation of goods, rural insurance or premiums designated to fund life insurance plans containing life coverage; or

‑ 94 ‑

•              0.38% of premiums paid, in the case of life insurance and similar policies, for personal and labor accidents, including mandatory insurance for property damage caused by automobiles or ships or by cargo to persons both transported and not;

•              2.38% of premiums paid, in the case of private health insurance; and

•              7.38% of premiums paid, in the case of other segments of insurance.

IOF is also assessed on gains realized in transactions with terms of up to 30 days consisting of the sale, assignment, repurchase or renewal of fixed‑income investments or the redemption of shares of financial investment funds, variable income funds or investment pools.  For more information on financial investment funds and variable income funds, see "—Regulation and Supervision—Asset management regulation."  The maximum rate of IOF payable in such cases is 1.0% per day and decreases with the length of the transaction, reaching zero for transactions with maturities of at least 30 days, except that the rate for the following types of transactions is currently 0%:

•              transactions carried out by financial institution and other institutions chartered by the Central Bank as principals;

•              transactions carried out by mutual funds or investment pools themselves;

•              transactions carried out in the equity markets, including those performed in stock, futures and commodities exchanges and similar entities; and

•              redemptions of shares in equity funds.

Income tax and social contribution on profits

Federal taxes that are levied on a company's income include two components, an income tax known as "IRPJ" and a social contribution tax on net profits, which is known as the "Social Contribution Tax."  The IRPJ is levied at a rate of 15.0%, increased by an additional income tax at a rate of 10.0%. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income.  The Social Contribution Tax is usually assessed at a rate of 9.0% of adjusted net income.  However, since May 2008, financial institutions and affiliated companies are taxed at a rate of 15.0%.

For further information on our income tax expense, see note 16 to our consolidated financial statements in "Item 18.  Financial Statements."

Companies are taxed based on their worldwide income rather than on income produced solely in Brazil.  As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their profits.  The Brazilian entity is allowed to deduct income tax paid abroad based on the same income (i) according to the terms and conditions of any existing income tax treaty or (ii) up to the amount of Brazilian income taxes imposed on such income, since there is reciprocal treatment between Brazil and the country where the profit or gain is obtained, such as the United States of America. Profits realized by the end of each year by an offshore entity which is a branch, controlled or affiliated to a Brazilian entity are regarded as available to the Brazilian entity and, as a consequence, are subject to the payment of income tax in Brazil.

The profits or dividends generated and paid by Brazilian entities since 1996 are not subject to withholding income tax, nor to corporate income tax or individual income tax on the person receiving the dividend either in Brazil or abroad.

However, as the payment of dividends is not tax deductible for the corporation distributing them, there is an alternative regime for shareholder compensation called "interest on shareholders' equity," which allows corporations to deduct interest paid to shareholders from net profits for tax purposes.  This deduction is limited to the product of (i) the variation pro rata die of the long‑term interest rate disclosed by the Brazilian government, known as "TJLP", times (ii) the corporation's net worth calculated in accordance with generally accepted accounting principles in Brazil, and may not exceed the greater of:

‑ 95 ‑

•              50.0% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made, as measured in accordance with generally accepted accounting principles in Brazil; or

•              50.0% of retained earnings for the year prior to the year in respect of which the payment is made, as measured in accordance with generally accepted accounting principles in Brazil.

Distributions of interest on shareholders' equity to holders of preferred shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, are subject to a Brazilian withholding tax at a rate of 15.0%, except for payments to (i) people who are exempt from tax in Brazil or (ii) people situated in tax havens.  In the latter case, payments are subject to income tax at a rate of 25.0%.  For more information on the taxation of interest on shareholders' equity, see "Item 10.E. Taxation—Brazilian tax considerations—Distributions of interest on shareholders' equity."

Accumulated net operating losses of Brazilian companies can be offset with future taxable income during any one year up to 30.0% of annual taxable income.

Gains realized by Brazilian residents on any disposition of preferred shares in Brazilian stock exchanges or similar markets are generally taxed at the following rates:

•              20.0% if the transaction is "day‑traded" on a stock exchange; or

•              15.0% for all other transactions.

In addition, Brazilian residents who carry out transactions on stock, goods, futures and similar markets, except for day‑trades, are subject to a withholding income tax of 0.005% as follows:

•              with respect to the futures market, the sum of the daily adjustments, if positive, refined by the closing balance, before or upon its term;

•              with respect to the options market, the result, if positive, of the sum of the paid and received premiums for the same day;

•              with respect to term contracts, which provide for delivery of assets on a set date, the difference, if positive, between the price on the delivery date and the cash price on the closing date;

•              with respect to term contracts having solely a financial component, the amount of the closing as specified by the contract; and

•              with respect to the spot market, the amount of the sale of shares, gold or other securities traded on that market.

This taxation system was created in order to make it easier for the Brazilian Internal Revenue Service to verify transactions made in the financial and capital markets.  Withholding income taxes may be (i) deducted from the income tax levied on net monthly profits; (ii) offset with the income tax due in the following months; (iii) offset with the income tax annual declaration of adjustment (if there is any withheld tax accounted for in the balance); or (iv) offset with the outstanding withholding income tax due over capital gains from the sale of shares.

Brazilian residents carrying out day‑trade transactions on stock, commodities or futures exchanges, or similar markets, are also subject to an additional withholding tax in a similar way to that described above, but the rate is 1%.  This tax can be equally (i) deducted from the income tax levied on net monthly profit or (ii) offset with income tax due in following months (if there is any withheld tax accounted for in the balance).

Gains realized on any sale of preferred shares in Brazil by investors who reside in a jurisdiction that under Brazilian law is deemed to be a "tax haven" (any country that (i) does not impose income tax, (ii) that imposes income tax at a rate of less than 20.0% or (iii) a country whose corporate law opposes confidentiality regarding the shareholders of corporate entities) are subject to the same rates applicable to holders resident in Brazil, as previously described.

‑ 96 ‑

Gains realized on the disposition of preferred shares in Brazil by holders who are resident overseas, in a country that, according to Brazilian laws, is not deemed to have favorable taxation, are exempted from Brazilian tax if:

•              the proceeds obtained from the disposition of shares are remitted outside Brazil within five business days of the cancellation of the ADSs, which were represented by the shares sold; or

•              the foreign investment in the preferred shares is registered in the Central Bank under Resolution 2,689.

Otherwise, the same treatment applicable to residents in Brazil will apply.

The income tax rate is zero over profits from transactions involving Brazilian public bonds acquired as of February 2006, except for bonds subject to resale, in accordance with the rules and conditions established by the CMN.  This zero income tax rate is also applicable to income of non‑residents that invest in quotas of investment funds exclusively for non‑resident investors, which funds portfolio is composed by, at least, 98% of public securities.  This zero tax rate is not applicable when the beneficiary is resident or domiciled in a country deemed to have favorable taxation.

The income tax rate is also zero, under certain conditions, on income from investments in investment funds in equity interests, investment funds in quotas of investment funds in equity interests and investment funds in emerging markets, when such income is paid, credited, delivered or remitted to individual or collective beneficiaries resident or domiciled abroad (except for countries with favorable taxation), whose investments in Brazil are in compliance with the regulations and conditions established by CMN.  In addition, investments will be only subject to this zero income tax rate in case these investment funds comply with diversification limits and investment rules comprised in CVM regulation.

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

In December 2008, the Brazilian government created the Transition Tax Regime ("RTT") to neutralize the impact of the new accounting methods and criteria introduced in December 2008, as part of Brazil's adoption of international accounting rules.  The adoption of RTT which, will be in force until the law ruling the tax effects of the new accounting methods and criteria becomes effective, was optional for 2008 and 2009 but became mandatory in 2010 fiscal year, including for purposes of determining the social contribution, PIS and COFINS.  We have elected to adopt the RTT for fiscal year 2008.

In June 2010, a law was enacted  setting forth thin capitalization rules, and imposing limits to the deduction of interest paid or credited by a Brazilian company to (i) an addressee domiciled abroad that a holder or not of an equity interest in the company performing such payment, and (ii) an addressee resident, domiciled or organized in a country or locality with a low or privileged tax regime.

In cases where the creditor is domiciled abroad and holds an equity interest in the Brazilian company performing the payment, the debt amount may not exceed the equivalent to two times such shareholders' interest in the total shareholders' equity of the Brazilian company.  In case of a creditor domiciled abroad with no shareholding interest, the limit will be equivalent to two times the total shareholders' equity of the Brazilian company.  If there is more than one creditor, the amount of the total indebtedness owed to foreign companies may not exceed the equivalent of two times the total interests of all foreign companies in the shareholders' equity of the Brazilian company.  In cases where the indebtedness is exclusively related to foreign companies that do not have equity interests in the Brazilian company, the global limit will be equivalent to two times the shareholders' equity of the Brazilian company.  If the creditor is domiciled in a low tax jurisdiction the debt amount may not exceed 30.0% of the shareholders' equity of the Brazilian company.  Any amounts exceeding the limits above such limit may not be deducted for purposes of withholding income tax and social contributions.

‑ 97 ‑

Also beginning in June 2010, the tax deductions for any payment to a beneficiary resident or domiciled in a country considered a tax haven became subject to the following requirements along with any others already covered in the legislation: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

PIS and Cofins

Two federal taxes are imposed on the gross revenues of corporate entities: PIS and COFINS.  Nonetheless, many revenues, such as dividends, equity in earnings of unconsolidated companies, revenues from the sale of fixed assets and export revenues paid in foreign currency are not included in the calculation base for PIS and COFINS. Revenues earned by corporations domiciled in Brazil are subject to PIS and COFINS taxes corresponding to interest on shareholders' equity credits.

Brazilian laws authorize certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

Between 2002 and 2003, the Brazilian government implemented a non‑cumulative collection system in respect of PIS and COFINS, allowing taxpayers to determine their calculation basis by discounting credits that originate from certain transactions.  In order to offset these discounts, the rates of both PIS and COFINS were substantially increased.  Pursuant to the changes made to PIS and COFINS, as of May 2004, both taxes are applicable to goods and services imported from foreign countries by a company located in Brazil.

As of August 2004, PIS and COFINS rates were eliminated for financial income earned by companies subject to the non‑cumulative applicability of these taxes.  However, taxes on payments of interest on shareholders' equity were not eliminated.

Certain economic activities are expressly excluded from the non‑cumulative collection system of both PIS and COFINS.  Financial institutions remain subject to PIS and COFINS according to the "cumulative" method, which does not allow any credits to be discounted.

PIS is charged based on the total revenue generated by entities and is charged at a rate of 0.65% in the case of financial institutions.

Before February 1, 1999, we were not a COFINS taxpayer.  On February 1, 1999, COFINS was imposed on our gross revenues at a rate of 3.0%.  After September 1, 2003, this tax rate was increased to 4.0% for financial institutions. The calculation base for COFINS is the same as that for PIS.

SELECTED STATISTICAL INFORMATION

We have included the following information for analytical purposes.  You should read this information in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements in “Item 18. Financial Statements.”

Average balance sheet and interest rate data

The following table presents the average balances of our interest‑earning assets and interest‑bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period.  We calculated the average balances using the month‑end book balances, which include the related allocated interest.  These average balances represent our operations.

We show liabilities in two categories: local and foreign currencies. Local currency balances represent liabilities expressed in reais, while foreign currency balances represent liabilities denominated in foreign currencies, primarily the U.S. dollar.

‑ 98 ‑

We excluded non‑performing loans from "Loans" in determining average assets and liabilities, and classified them as non‑interest‑earning assets. Cash received on non‑performing loans during the period are included in interest income on loans.  We do not consider these amounts significant.

We do not present interest income on a tax‑equivalent basis, as Brazilian tax law does not currently provide for tax exemptions for interest earned on investment securities.

Additionally, fees received from various loan commitments are included in interest income on loans.  We do not consider these amounts significant.

	December 31,
	2007			2008			2009
	Average balance	Interest	Average yield/ Interest(a)	Average balance	Interest	Average yield/ Interest(a)	Average balance	Interest	Average yield/ Interest(a)
	(R$ in millions, except %)
Interest‑earning assets(1):
Loans	R$105,470	R$22,608	21.4%	R$146,404	R$33,662	23.0%	R$173,048	R$32,708	18.9%
Federal funds sold and securities purchased under agreements to resell	33,299	3,429	10.3	46,893	6,466	13.8	68,998	7,701	11.2
Trading assets	52,787	5,677	10.8	72,789	7,685	10.6	94,940	8,737	9.2
Available‑for‑sale securities(2)	21,760	2,843	13.1	24,727	3,248	13.1	28,650	2,591	9.0
Held to maturity securities	2,762	279	10.1	3,458	509	14.7	3,927	439	11.2
Interest‑bearing deposits in other banks	7,635	429	5.6	8,360	706	8.4	10,164	506	5.0
Other interest‑earning assets:
Brazilian Central Bank compulsory deposits	18,858	1,207	6.4	24,590	1,489	6.1	23,967	1,434	6.0
Other assets	716	37	5.2	648	38	5.9	601	35	5.8

Interest‑earning assets	243,287	36,509	15.0	327,869	53,803	16.4	404,295	54,151	13.4
Non‑interest‑earning assets(3)
Cash and due from bank	5,006	—	—	6,193	—	—	8,872	—	—
Brazilian Central Bank compulsory deposits	6,868	—	—	7,338	—	—	7,299	—	—
Available‑for‑sale securities	2,472	—	—	2,472	—	—	3,792	—	—
Non‑performing loans	5,576	—	—	4,312	—	—	6,603	—	—
Allowance for loan losses	(7,114)	—	—	(8,726)	—	—	(13,481)	—	—
Equity investees and other investments	518	—	—	875	—	—	772	—	—
Premises and equipment, net	2,710	—	—	3,066	—	—	4,356	—	—
Goodwill	893	—	—	1,056	—	—	1,252	—	—
Intangible assets	1,594	—	—	3,057	—	—	3,515	—	—
Others	27,646	—	—	29,034	—	—	36,656	—	—
Total non‑interest‑earning assets	46,169	—	—	48,677	—	—	59,636	—	—
Total assets	R$289,456	R$36,509	12.6%	R$376,546	R$53,803	14.3%	R$463,931	R$54,151	11.7%

‑ 99 ‑

	December 31,
	2007			2008			2009
	Average balance	Interest	Average yield/ Interest(a)	Average balance	Interest	Average yield/ Interest(a)	Average balance	Interest	Average yield/ Interest(a)
	(R$ in millions, except %)
Interest‑bearing liabilities:
Deposits from financial institutions:
Domestic(3)	R$ 223	R$ 33	14.8%	R$ 404	R$ 80	19.8%	R$ 551	R$ 62	11.3%
Foreign(4)	—	—	—	—	—	—	43	5	11.6
Total	223	33	14.8	404	80	19.8	594	67	11.3
Savings deposits:
Domestic(3)	28,958	2,002	6.9	34,538	2,442	7.1	39,349	2,450	6.2
Total	28,958	2,002	6.9	34,538	2,442	7.1	39,349	2,450	6.2
Time deposits:
Domestic(3)	32,322	3,405	10.5	58,843	6,959	11.8	93,137	8,851	9.5
International(4)	2,066	119	5.8	3,390	155	4.6	5,982	78	1.3
Total	34,388	3,524	10.2	62,233	7,114	11.4	99,119	8,929	9.0
Federal funds purchased and securities sold under agreements to repurchase	51,384	5,540	10.8	74,139	9,169	12.4	92,759	8,704	9.4
Borrowings:
Short‑term:
International(4)	6,892	(727)	(10.5)	10,252	4,899	47.8	10,798	(2,197)	(20.3)
Total	6,892	(727)	(10.5)	10,252	4,899	47.8	10,798	(2,197)	(20.3)
Long‑term:
Domestic(3)	26,715	2,677	10.0	32,712	3,408	10.4	37,524	2,823	7.5
International(4)	5,590	(311)	(5.6)	7,733	1,320	17.1	10,676	242	2.3
Total	32,305	2,366	7.3	40,445	4,728	11.7	48,200	3,065	6.4
Total interest‑bearing liabilities	154,150	12,738	8.3	222,011	28,432	12.8	290,819	21,018	7.2
Non‑interest‑bearing liabilities:
Demand deposits:
Domestic(3)	22,185	—	—	25,991	—	—	27,724	—	—
International(4)	126	—	—	314	—	—	447	—	—
Total	22,311	—	—	26,305	—	—	28,171	—	—
Other non‑interest‑bearing liabilities	85,091	—	—	93,862	—	—	105,159	—	—
Total non‑interest‑bearing liabilities	107,402	—	—	120,167	—	—	133,330	—	—
Total liabilities	261,552	12,738	4.9	342,178	28,432	8.3	424,149	21,018	5.0
Shareholders' equity of the parent company	27,731	—	—	33,180	—	—	39,352	—	—
Noncontrolling interest on consolidated subsidiaries	173	—	—	1,188	—	—	430	—	—
Total liabilities, shareholders' equity and Noncontrolling interest	R$ 289,456	R$ 12,738	4.4%	R$ 376,546	R$ 28,432	7.6%	R$ 463,931	R$ 21,018	4.5%

(1)        Primarily denominated in reais.

(2)        Calculated using the historical average of amortized cost. If calculated using the book value, the average yield/rate amounts would be 7.8% in 2009, 12.4% in 2008 and 12.5% in 2007.

(3)        Denominated in reais.

(4)        Denominated in foreign currency, primarily U.S. dollars.

Changes in interest income and expenses—volume and rate analysis

The following table shows the effects of changes in our interest income and expense arising from changes in average volumes and average yield/rates for the periods presented.  We calculated the changes in volume and interest rate based on the evaluation of average balances during the period and changes in average interest rates on interest‑earning assets and interest‑bearing liabilities.  We allocated the net change from the combined effects of volume and rate proportionately to the average volume and rate, in absolute terms, without considering positive and negative effects.

‑ 100 ‑

	December 31,
	2008/2007			2009/2008
	Increase/(decrease) due to changes in:
	Average volume	Average yield/rate (a)	Net change	Average volume	Average yield/rate (a)	Net change
	(R$ in million)
Interest‑earning assets:
Loans	R$ 9,311	R$ 1,743	R$ 11,054	R$ 5,575	R$ (6,529)	R$ (954)
Federal funds sold and securities purchased under agreements to resell under agreements to resell	1,659	1,378	3,037	2,634	(1.399)	1,235
Trading assets	2,114	(106)	2,008	2,128	(1,076)	1,052
Available‑for‑sale securities	390	15	405	461	(1,118)	(657)
Held to maturity securities	82	148	230	63	(133)	(70)
Interest‑bearing deposits in other banks	44	233	277	131	(331)	(200)
Brazilian Central Bank compulsory deposits	350	(68)	282	(37)	(18)	(55)
Other assets	(4)	5	1	(3)	‑	(3)
Total interest‑earning assets	13,946	3,348	17,294	10,952	(10,604)	348
Interest‑bearing liabilities:
Deposits from financial institutions
Domestic	33	14	47	23	(41)	(18)
Foreign	—	—	—	—	5	5
Total	33	14	47	23	(36)	(13)
Savings deposits:
Domestic	394	46	440	318	(310)	8
Total	394	46	440	318	(310)	8
Time deposits:
Domestic	3,092	462	3,554	3,460	(1,568)	1,892
International	64	(28)	36	75	(152)	(77)
Total	3,156	434	3,590	3,535	(1,720)	1,815
Federal funds purchased and securities sold under agreements to repurchase	2,724	905	3,629	2,019	(2,484)	(465)
Borrowings:
Short‑term:
International	(196)	5,822	5,626	248	(7,344)	(7,096)
Total	(196)	5,822	5,626	248	(7,344)	(7,096)
Long‑ term:
Domestic	621	110	731	453	(1,038)	(585)
International	(77)	1,708	1,631	369	(1,447)	(1,078)
Total	544	1,818	2,362	822	(2,485)	(1,663)
Total interest‑bearing liabilities	R$ 6,655	R$ 9,039	R$ 15,694	R$ 6,965	R$ (14,379)	R$ (7,414)

Net interest margin and spread

The following table shows the average balance of our interest‑earning assets, interest‑bearing liabilities and net interest income, and compares the net interest margin and net interest spread for the periods indicated:

	December 31,
	2007	2008	2009
	(R$ in millions, except %)
Average balance of interest‑earning assets	R$ 243,287	R$ 327,869	R$ 404,295
Average balance of interest‑bearing liabilities	154,150	222,011	290,819
Net interest income(1)	R$ 23,771	R$ 25,371	R$ 33,133
Interest rate on the average balance of interest‑earning assets	15.0%	16.4%	13.4%
Interest rate on the average balance of interest‑bearing liabilities	8.3%	12.8%	7.2%
Net yield on interest–earning assets(2)	6.7%	3.6%	6.2%
Net interest margin(3)	9.8%	7.7%	8.2%

(1)       Total interest income less total interest expenses

(2)       Difference between the yield on the rates of the average interest‑earning assets and the rate of the average interest‑bearing liabilities.

(3)       Net interest income divided by average interest‑earning assets.

‑ 101 ‑

Return on equity and assets

The table below shows selected financial indices for the periods indicated:

	December 31,
	2007	2008	2009
	(R$ in millions, except % and per share information)
Parent Company´s net income	R$ 7,908	R$ 7,018	R$ 9,216
Average total assets	289,456	376,546	463,931
Average shareholders' equity of the parent company	R$ 27,731	R$ 33,180	R$ 39,352
Parent Company´s net income as a percentage of average total assets	2.7%	1.9%	2.0%
Total Parent Company´s net income as a percentage of average shareholders' equity	28.5%	21.2%	23.4%
Average shareholders' equity of the parent company as a percentage of average total assets	9.6%	8.8%	8.5%
Dividends payout ratio per class of shares(1)	0.36	0.37	0.31

(1)       Total declared dividends per share divided by net income.

Securities portfolio

The table below shows our portfolio of trading assets, available‑for‑sale securities and held to maturity securities as of the dates indicated.  The amounts below exclude our equity investees.  For additional information on our equity investees and other investments, see note 9 to our consolidated financial statements included in “Item 18. Financial Statements.”  The amounts also exclude our compulsory holdings of Brazilian government securities, as required by the Central Bank.  For more information on our compulsory holdings, see note 3 to our consolidated financial statements included in “Item 18. Financial Statements.”  We state trading assets and available‑for‑sale securities at market value.  See notes 2(e), 2(f), 2(g), 2(h), 4, 5 and 6 to our consolidated financial statements included in “Item 18. Financial Statements” for a further description of our treatment of trading assets and available‑for‑sale securities and held to maturity securities.

	December 31,
	2007	2008	2009
	(R$ in millions, except %)
Trading securities:
Mutual funds(1)	R$ 36,532	R$ 41,042	R$ 50,677
Brazilian government securities	16,741	35,727	44,101
Corporate debt securities	1,846	5,950	4,992
Brazilian sovereign bonds	36	43	35
Derivative financial instruments	1,134	2,387	1,371
Bank debt securities	956	4,490	4,839
Foreign government securities	1,901	1,756	82
Public company shares	–	454	–
Total	R$ 59,146	R$ 91,849	R$ 106,097
Trading securities as a percentage of total assets	17.7%	21.1%	21.4%
Available‑for‑sale securities:
Brazilian government securities	R$ 23,190	R$ 20,450	R$ 25,976
Brazilian sovereign bonds	438	1,777	1,472
Corporate debt securities	1,364	4,105	4,363
Bank debt securities	80	438	1,203
Foreign government securities	–	–	130
Marketable equity securities	4,581	3,185	4,090
Total	R$ 29,653	R$ 29,955	R$37,234
Available‑for‑sale securities as a percentage of total assets	8.9%	6.9%	7.5%
Held to maturity securities:
Brazilian government securities	R$2,643	R$2,961	R$2,951
Brazilian sovereign bonds(2)	288	1,073	856
Foreign government securities	50	63	76
Total	R$ 2,981	R$ 4,097	R$ 3,883
Held to maturity securities as a percentage of total assets	0.9%	0.9%	0.8%

(1)      Includes investments funds with respect to investments contracts (see Note 2(v)).

(2)       See note 6 to our consolidated financial statements included in “Item 18.  Financial Statements.”

‑ 102 ‑

Maturity distribution

The following table sets forth the maturity dates and weighted average yield, as of December 31, 2009, of our trading securities, available‑for‑sale securities and held to maturity securities.

As of December 31, 2009, we held no tax‑exempt securities in our portfolio.

	December 31, 2009
	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Unspecified maturity		Total
	Average yield		Average yield		Average yield		Average yield		Average yield		Average yield
	(In millions of R$, except percentages)
Trading securities, at fair value:
Brazilian government securities	34,030	9.9%	8,985	9.4%	1,063	9.3%	23	6.3%	—	—	44,101	11.5%
Fixed rate	121	9.1	1,862	11. 3	39	12.3	2	6.4	—	—	2,024	12.5
Floating rate	33,909	9.9	7,123	8.9	1,024	9.2	21	6.3	—	—	42,077	11.4
Brazilian sovereign bonds	—	—	35	8.9	—	—	—	—	—	—	35	8.9
Floating rate – bills of exchange	—	—	35	8.9	—	—	—	—	—	—	35	8.9
Foreign government securities	82	6.1	—	—	—	—	—	—	—	—	82	6.1
Floating rate – bills of exchange	82	6.1	—	—	—	—	—	—	—	—	82	6.1
Bonds issued by non–financial institutions	2,388	11.0	1,862	11.3	710	11.9	32	8.7	—	—	4,992	12.7
Floating rate – bills of exchange	15	9.6	26	8.4	15	6.4	12	8.3	—	—	68	9.7
Floating rate	2,373	11.0	1,836	11.3	695	12.0	20	9.0	—	—	4,924	12.6
Financial institutions bonds	138	11.3	4,230	11.9	455	12.0	16	12.0	—	—	4,839	12.8
Floating rate – bills of exchange	9	3.4	—	—	—	—	—	—	—	—	9	3.4
Floating rate	129	11.9	4,230	11.9	455	12.0	16	12.0	—	—	4,830	12.4
Mutual Funds(1).	—	—	—	—	—	—	—	—	50,677	—	50,677	—
Floating rate	—	—	—	—	—	—	—	—	50,677	—	50,677	—
Derivative financial instruments	664	—	694	—	13	—	—	—	—	—	1,371	—
Floating rate – bills of exchange	34	—	—	—	—	—	—	—	—	—	34	—
Floating rate	630	—	694	—	13	—	—	—	—	—	1,337	—
Marketable equity securities(1)	—	—	—	—	—	—	—	—	—	—	—	—
Floating rate	—	—	—	—	—	—	—	—	—	—	—	—
Total trading securities	37,302	—	15,806	—	2,241	—	71	—	50,677	—	106,097	—

Available‑for‑sale securities at fair value:	—	—	—	—	—	—	—	—	—	—	—	—
Brazilian government securities	592	5.7	2,748	9.2	6,041	6.6	16,595	6.4	—	—	25,976	7.7
Fixed rate	—	—	992	11.4	—	—	—	—	—	—	992	11.4
Floating rate	592	5.7	1,756	7.9	6,041	6.6	16,595	6.4	—	—	24,984	7.6
Brazilian sovereign bonds	2	11.0	636	10.2	9	8.3	825	11.9	—	—	1,472	11.5
Floating rate – bills of exchange	2	11.0	636	10.2	9	8.3	825	11.9	—	—	1,472	11.5
Bonds issued by foreign governments	—	—	130	—	—	—	—	—	—	—	130	—
Floating rate – bills of exchange	—	—	130	—	—	—	—	—	—	—	130	—
Bonds issued by non–financial institutions	268	11.9	1,189	11.0	1,670	8.7	1,236	9.3	—	—	4,363	10.0
Floating rate	264	12.0	862	11.9	571	11.5	888	10.5	—	—	2,585	11.5
Floating rate – bills of exchange	4	5.5	327	8.8	1,099	7.3	348	6.4	—	—	1,778	7.8
Financial institutions bonds	70	12.4	948	12.4	102	8.0	83	10.2	—	—	1,203	12.4
Floating rate – bills of exchange	15	5.6	219	4.3	102	8.0	11	5.5	—	—	347	6.2
Floating rate	55	12.0	729	12.0	—	—	72	10.9	—	—	856	10.9
Marketable equity securities(1)	—	—	—	—	—	—	—	—	4,090	—	4,090	—
Floating rate	—	—	—	—	—	—	—	—	4,090	—	4,090	—
Floating rate – bills of exchange	—	—	—	—	—	—	—	—	—	—	—	—
Total available‑for‑sale securities	932	—	5,651	—	7,822	—	18,739	—	4,090	—	37,234	—

Total held to maturity securities, at amortized cost
Brazilian government securities	14	9.9	109	6.5	182	6.7	2,646	6.3	—	—	2,951	7.1
Floating rate	14	9.9	109	6.5	182	6.7	2,646	6.3	—	—	2,951	7.1
Brazilian sovereign bonds	—	—	796	10.8	60	8.0	—	—	—	—	856	9.9
Floating rate – bills of exchange	—	—	796	10.8	60	8.0	—	—	—	—	856	9.9
Foreign government securities	76	—	—	—	—	—	—	—	—	—	76	—
Floating rate – bills of exchange	76	—	—	—	—	—	—	—	—	—	76	—
Total held to maturity securities	90	—	905	—	242	—	2,646	—	—	—	3,883	—

Overall Total	38,324	—	22,362	—	10,305	—	21,456	—	54,767	—	147,214	—

(1)        Investments in mutual funds are redeemable at any time in accordance with our liquidity needs.  Average yield is not stated, as future yields are not quantifiable These trading securities were excluded from the total yield computation.

(*)        The figures above are not adjusted to the exchange rate variation.

‑ 103 ‑

The following table shows our securities portfolio by currency as of the dates indicated:

	At fair value		Amortized cost
	Trading Securities	Available‑for‑sale Securities	Held‑to‑maturity securities	Total
	(R$ in millions)
December 31, 2009:
Indexed to reais	R$ 105,869	R$ 33,507	R$ 2,951	R$ 142,327
Denominated in foreign currency(1)	228	3,727	932	4,887
December 31, 2008:
Indexed to reais	89,734	26,413	2,961	118,852
Denominated in foreign currency(1)	2,115	3,542	1,136	7,049
December 31, 2007:
Indexed to reais	R$ 56,241	R$ 28,104	R$ 2,643	R$ 86,988
Denominated in foreign currency(1)	2,905	1,549	338	4,792

(1)       Predominantly U.S. dollars.

Brazilian Central Bank compulsory deposits

We are required to either maintain deposits with the Central Bank, or purchase and keep Brazilian government securities as compulsory deposits.

The following table sets forth the amounts of these deposits as of the dates indicated:

	December 31,
	2007		2008		2009
	R$	% of total compulsory deposits	R$	% of total compulsory deposits	R$	% of total compulsory deposits
	(R$ in millions, except %)
Total deposits:
Non‑interest earning(1)	R$ 8,919	28.0%	R$ 5,591	21.2%	R$ 8,962	27.4%
Interest‑earning(2)	22,894	72.0	20,793	78.8	23,734	72.6
Total	R$ 31,813	100.0%	R$ 26,384	100.0%	R$ 32,696	100.0%

(1)       Primarily demand deposits

(2)       Primarily time and savings deposits

Credit operations

The following table summarizes our outstanding loans by category of transaction.  Substantially all of our loans are with borrowers domiciled in Brazil and are denominated in reais.  The majority of our loans are denominated in reais and indexed to fixed or variable interest rates.  A smaller portion of them are denominated in, or indexed to, the U.S. dollar and subject to fixed interest rates.

‑ 104 ‑

	December 31,
	2005	2006	2007	2008	2009
	(R$ in millions)
Type of credit operations
Commercial
Industrial and others	R$ 28,690	R$ 32,604	R$ 44,380	R$ 62,216	R$ 62,886
Import financing	1,100	1,465	2,179	3,350	3,824
Export financing	10,067	12,934	15,342	24,130	18,137
Leasing	2,491	3,842	8,097	20,096	19,787
Construction	523	519	1,634	3,134	4,201
Individuals
Overdraft	1,572	1,263	1,881	2,409	2,604
Real estate	832	1,326	1,571	2,174	2,640
Financing(1)	25,187	28,828	38,791	34,325	36,604
Credit card	1,830	2,652	2,330	2,501	3,452
Rural credit	6,369	7,399	9,032	10,459	11,661
Foreign currency loans	1,900	1,546	2,529	2,769	2,958
Public Sector	49	62	94	94	88
Non‑performing loans	2,701	4,284	5,277	7,178	11,092
Allowance for loan losses	(4,964)	(6,552)	(7,769)	(10,318)	(14,572)
Loans, net	R$ 78,347	R$ 92,172	R$ 125,368	R$ 164,517	R$ 165,362

(1)       Constituted primarily by loans for the acquisition of vehicles and direct consumer financing.

The types of credit operations presented above are as follows:

Commercial – commercial loans include loans to corporate customers, including small businesses, as well as financing imports for corporate customers.  We also provide advances to corporate exporters under trade exchange contracts, which are typically short‑term and medium‑term loans;

Leasing – leasing contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers;

Construction – real estate construction financing consists primarily of mortgage loans to construction companies;

Individuals – loans to individuals include mortgage loans to individuals for the purchase of their own residences, which generally have long‑term maturities, credit cards and lines of credit provided to individuals under pre‑approved credit limits as a result of overdrafts on their deposit accounts.  We offer individuals personal loans for various other purposes, classified as "financing," which consist of loans for the acquisition of vehicles and direct consumer financing;

Rural credit – rural credit consists of loans to borrowers who operate rural businesses, mainly in the agricultural and livestock sectors;

Foreign currency loans – foreign currency loans are onlending financing raised by Brazilian companies that are indexed to the U.S. dollar and are subject to foreign exchange rate variations and accrued interest;

Public sector – public sector credit operations are loans to Brazilian federal, state and municipal governments or agencies;

Non‑performing loans – we classify all loans that are sixty days or more overdue as non‑performing.  Once the credits are classified as non‑performing loans, we stop accruing interest on them;

Impairment – clients with significant loans whose profile indicates that they may have difficulty making their payments, or that their credit rating has declined, presenting probable losses for us. These loans are classified as "impaired" and are subject to review in accordance with ASC 310, "Accounting for Impairment of a Loan by a Creditor."

‑ 105 ‑

We estimate the value of impaired loans based on:

•              the present value of expected future cash flows discounted at the loan's effective interest rate; and

•              for collateral dependent loans, the fair value of the underlying collateral.

Through the allowance for loan losses, we establish a valuation allowance for the difference between the carrying value of the impaired loan and its estimated value, as determined above.  We periodically adjust the allowance for loan losses based on an analysis of the loan portfolio.

We provision up to 100.0% of the outstanding amount of those loans, which are classified as "non‑performing" instead of impaired.  We provision these sums up to 180 days before payments under such loans become due, depending on the credit rating of the debtor.

Homogeneous loans with small outstanding balances, such as overdraft loans, credit cards, residential mortgages and consumer credit, are considered in the aggregate for the purpose of evaluating the risk of default based on our prior experiences with default, current economic conditions, client profiles and internal risk classification.

Charge‑offs

Loans are charged off when they are between 180 and 360 days overdue, depending on their initial risk classification. Generally, the charge‑off takes place after 360 days.  However, the charge‑off might be postponed for longer‑term loans (that will mature after 36 months), until they are up to 540 days overdue.

We generally carry overdue loans as non‑performing loans before charging them off.  The allowance for loan losses related to any loan remains on our books until the loan is charged off.

There were no changes made to our loan classification system.  For more information on our categorization of loans, see "—Regulation and Supervision—Bank regulations—Treatment of credit operations."

Credit approval process

For a description of our credit approval process, see "—Credit Policy."

Indexation

The majority of our loan portfolio is denominated in reais.  However, a portion of our loan portfolio is indexed or denominated in foreign currencies, predominantly the U.S. dollar.  Our loans indexed to and denominated in U.S. dollars consist of onlending of Eurobonds and export and import financing, and represented 11.2%, 14.8% and 13.2% of our loan portfolio as of December 31, 2009, 2008 and 2007, respectively.  In many cases our clients hold derivative instruments to minimize exchange rate variation risk.

‑ 106 ‑

Maturities and interest rates of loans

The following tables show the distribution of maturities of our loans by type, as well as the composition of our loan portfolio by interest rate and maturity, as of the dates indicated:

	December 31, 2009
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(1)	Total loans, gross	Allowance for loan losses	Total
Type of loan:	(R$ in millions)
Commercial:
Industrial and others	R$12,276	R$12,663	R$7,370	R$7,950	R$14,205	R$7,862	R$3,565	R$65,891	R$ (5,802)	R$60,089
Import financing	388	1,028	1,238	503	224	443	10	3,834	(55)	3,779
Export financing	1,453	2,738	1,895	1,942	6,675	3,434	323	18,460	(374)	18,086
Construction	16	44	121	492	2,547	980	26	4,226	(47)	4,179
Leasing	1,297	1,181	1,834	3,407	10,898	1,135	1,715	21,467	(1,889)	19,578
Individuals:
Overdraft	2,432	—	—	—	—	—	568	3,000	(379)	2,621
Real estate	18	47	69	133	554	1,808	103	2,732	(251)	2,481
Financing(2)	2,936	4,617	5,195	7,519	13,048	3,047	3,832	40,194	(3,897)	36,297
Credit cards	—	—	—	—	—	—	5,115	5,115	(1,291)	3,824
Rural credit	115	897	2,029	3,531	1,627	3,412	358	11,969	(586)	11,383
Foreign currency loans	296	298	157	865	585	732	25	2,958	(1)	2,957
Public Sector	2	3	4	8	31	40	—	88	—	88

Total	R$21,229	R$23,516	R$19,912	R$26,350	R$50,394	R$22,893	R$15,640	R$179,934	R$(14,572)	R$165,362

(1)      Primarily composed of non‑performing credit cards and loans.

(2)      Primarily composed of loans for the acquisition of vehicles and direct consumer financing.

December 31, 2009
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross
(R$ in millions)
Types of loans to customer by maturity
Floating or adjustable rates(1)	R$4,988	R$5,381	R$6,615	R$9,693	R$18,062	R$14,449	R$11,092	R$70,280
Fixed rates	16,241	18,135	13,297	16,657	32,332	8,444	4,548	109,654
Total	R$21,229	R$23,516	R$19,912	R$26,350	R$50,394	R$22,893	R$15,640	R$179,934

(1)    Includes non‑performing loans.

Outstanding foreign loans

The aggregate amount of our outstanding cross‑border commercial loans that are denominated in foreign currencies are mainly raised in U.S. dollars by subsidiaries of Brazilian companies through our Cayman branch.  These loans represented, on average, approximately 3.0% of our total assets over the last three years.  We believe that there are no significant cross‑border risks on these transactions, since a substantial part of the related credit risk is guaranteed by the parent company in Brazil of each subsidiary.  The remainder of our outstanding cross‑border transactions mainly includes investments in securities, which represented, on average, approximately 2.0% of our total assets over the last 3 years.

Additionally, our deposit base is primarily comprised of Brazilian residents, and the amount of deposits in our branches outside Brazil is less than 10.0% of our total deposits, and is therefore not considered significant.

Loans by economic activity

The following table summarizes our loans by borrowers' economic activity, as of the dates indicated.  This table does not include non‑performing loans.

‑ 107 ‑

	December 31,
	2007		2008		2009
	Loan portfolio	% of loan portfolio	Loan portfolio	% of loan portfolio	Loan portfolio	% of loan portfolio
	(R$ in millions, except %)
Industrial:
Food, beverages and tobacco	R$ 6,547	5.1%	R$ 9,733	5.8%	R$ 8,083	4.8%
Electric and electronic, communication equipment	812	0.6	1,196	0.7	1,094	0.6
Chemicals and pharmaceuticals	3,847	3.0	5,592	3.3	3,855	2.3
Civil construction	3,271	2.6	3,268	2.0	5,379	3.2
Basic metal industries	2,446	1.9	6,171	3.7	3,599	2.1
Textiles, clothing and leather goods	2,602	2.0	3,654	2.2	2,475	1.5
Manufacturing of machinery and equipment	1,947	1.5	2,246	1.3	2,227	1.3
Paper, paper products, printing and publishing	2,121	1.7	3,709	2.2	2,752	1.6
Automotive	2,530	2.0	3,478	2.1	3,599	2.1
Non‑metallic minerals	529	0.4	678	0.4	704	0.4
Rubber and plastic	1,385	1.1	1,876	1.1	1,583	0.9
Information technology and office equipment	155	0.1	—	—	196	0.1
Wood and wood products, including furniture	747	0.6	972	0.6	2,621	1.6
Extractive	1,563	1.2	1,878	1.1	1,783	1.1
Petrochemicals	270	0.2	1,951	1.2	1,145	0.7
Others	9,522	7.5	14,224	8.5	14,323	8.5
Subtotal	40,294	31.5	60,626	36.2	55,418	32.8
Individuals:
Consumer loans	43,002	33.6	39,235	23.4	42,660	25.3
Real estate	1,571	1.2	2,174	1.3	2,640	1.5
Lease financing	251	0.2	808	0.5	938	0.6
Subtotal	44,824	35.0	42,217	25.2	46,238	27.4
Real Estate Construction	1,634	1.3	3,134	1.8	4,201	2.5
Commercial
Retail	9,725	7.6	14,472	8.6	14,524	8.6
Wholesale	5,842	4.6	7,833	4.7	8,251	4.9
Lodging and catering services	592	0.5	1,260	0.8	1,180	0.7
Subtotal	16,159	12.7	23,565	14.1	23.955	14.2
Financial services:
Financial institutions	1,048	0.8	1,211	0.7	2,627	1.5
Insurance companies and private pension plans	44	—	108	0.1	114	0.1
Subtotal	1,092	0.8	1,319	0.8	2,741	1.6
Services
Telecommunications	1,191	0.9	811	0.5	517	0.3
Service providers	3,544	2.8	3,472	2.1	4,141	2.5
Transportation	5,559	4.4	8,927	5.3	8,473	5.0
Real estate	1,364	1.1	5,538	3.3	5,963	3.5
Health and social services	787	0.6	1,781	1.1	1,195	0.7
Leisure	824	0.6	880	0.5	932	0.5
Education	426	0.3	413	0.2	475	0.3
Public administration and defense	73	0.1	—	—	76	0.1
Other	1,057	0.8	4,515	2.7	2,856	1.7
Subtotal	14,825	11.6	26,337	15.7	24,628	14.6
Agriculture, breeding, forestry and fishing	9,032	7.1	10,459	6.2	11,661	6.9
Total	R$ 127,860	100.0%	R$ 167,657	100.0%	R$ 168,842	100.0%

Non‑performing loans and allowance for loan losses

The following table presents a summary of our non‑performing loans (comprised entirely of non‑accrual loans) together with certain asset quality ratios, as of the dates indicated.  We aggregate small balances, of homogeneous loans, such as overdrafts, consumer installment loans and credit card financing, for the purpose of measuring impairment.  We assess larger balance loans based on the risk characteristics of each individual borrower.  We do not have any material restructured loans.

‑ 108 ‑

As previously noted, we classify all loans overdue for 60 days or more as non‑performing.  Once loans are classified as non‑performing they no longer accrue interest.

	December 31,
	2005	2006	2007	2008	2009
	(R$ in millions, except %)
Non‑performing loans	R$ 2,701	R$ 4,284	R$ 5,277	R$ 7,178	R$ 11,092
Foreclosed assets, net of reserves	166	161	195	327	457
Total non‑performing loans and foreclosed assets	2,867	4,445	5,472	7,505	11.549
Allowance for loan losses	4,964	6,552	7,769	10,318	14,572
Total loans	R$ 83,311	R$ 98,724	R$ 133,137	R$ 174,835	R$ 179,934
Non‑performing loans as a percentage of total loans	3.2%	4.3%	4.0%	4.1%	6.2%
Non‑performing loans and foreclosed assets as a percentage of total loans	3.4	4.5	4.1	4.3	6.4
Allowance for loan losses as a percentage of total loans	6.0	6.6	5.8	5.9	8.1
Allowance for loan losses as a percentage of non‑performing loans	183.8	152.9	147.2	143.7	131.4
Allowance for loan losses as a percentage of non‑performing loans and foreclosed assets	173.1	147.4	142.0	137.5	126.2
Net charge‑offs for the period as a percentage of the average balance of loans (including non‑performing loans)	1.3%	2.4%	3.1%	2.7%	3.7%

We do not have a significant amount of foreign loans.  The majority of our assets are denominated in reais.

‑ 109 ‑

Allowance for loan losses

The following table states the allowance for loan losses by economic activity for the periods indicated:

	December 31,
	2005	2006	2007	2008	2009
	(R$ in millions, except %)
Balance at the beginning of the period	R$ 4,063	R$ 4,964	R$ 6,552	R$ 7,769	R$ 10,318
Charge–off from assets
Commercial
Industrial and others	(604)	(947)	(1,015)	(1,532)	(3,081)
Import financing	—	—	—	(6)	3
Export financing	(8)	(3)	(1)	(57)	(166)
Leasing	(23)	(7)	(106)	(139)	(599)
Individuals
Overdraft	(177)	(247)	(247)	(236)	(320)
Real Estate	(26)	(47)	(61)	28	66
Financing(1)	(572)	(1,301)	(2,252)	(2,351)	(3,016)
Credit card	(153)	(257)	(596)	(1,040)	(1,113)
Rural credit	(39)	(6)	(2)	(7)	(43)
Foreign currency loans	(1)	(1)	(1)	(5)	5
Total charge–off from assets	(1,603)	(2,816)	(4,281)	(5,345)	(8,264)
Recoveries
Commercial
Industrial and others	308	253	383	266	336
Leasing	42	14	13	13	15
Individuals
Overdraft	38	39	51	299	471
Real estate	31	18	18	20	40
Financing(1)	208	281	367	557	701
Credit card	10	19	35	86	133
Rural credit	36	10	10	2	—
Foreign currency loans	8	3	5	—	—
Total recoveries	681	637	882	1,243	1,696
Net charge–offs	(922)	(2,179)	(3,399)	(4,102)	(6,568)
Provision for loan losses	1,823	3,767	4,616	6,651	10,822
Balance at the end of the period	R$ 4,964	R$ 6,552	R$ 7,769	R$ 10,318	R$ 14,572
Net charge–offs during the period as a percentage of average loans outstanding (including non–performing loans)	1.3%	2.4%	3.1%	2.7%	3.7%

(1)       Primarily composed of vehicle financing and consumer loans.

Based on information available regarding our debtors, we believe that our aggregate allowance for loan losses is sufficient to cover probable losses in our loan operations portfolio.

The following table sets forth our provision for loan losses, charge‑offs and recoveries included in results of operations for the periods indicated:

	Year ended December 31,			% Change
	2007	2008	2009	2008/2007	2009/2008
	(R$ in millions, except %)
Provision for loan losses expenses	R$ 4,616	R$ 6,651	R$ 10,822	44.1%	62.7%
Loan charge‑offs	(4,281)	(5,345)	(8,264)	24.9	54.6
Loan recoveries	882	1,243	1,696	40.9	36.4
Net Charge offs	R$ (3,399)	R$ (4,102)	R$ (6.568)	20.7%	60.1%
Provision for loan losses(1)	4.2%	4.4%	6.0%	—	—

(1)       Provision as a percentage of average loans outstanding.

Allocation of the allowance for loan losses

The tables below set forth the allocation of the allowance for loan losses for the periods indicated.  The allowance amount allocated and the loan category are stated as a percentage of total loans.

‑ 110 ‑

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

(1)     Excludes non-performing loans.

(2)     Includes non-performing loans.

(3)     Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2006
	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Allocated allowance as a percentage of total loans(2)	Loan category as a percentage of total loans(1)	Loan category as a percentage of total loans(2)
	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$ 2,569	2.7%	2.6%	34.8%	34.5%
Import financing	2	—	—	1.6	1.5
Export financing	101	0.1	0.1	13.8	13.2
Construction	56	0.1	0.1	0.6	0.5
Leasing	105	0.1	0.1	4.1	4.0
Individuals
Overdraft	182	0.2	0.2	1.4	2.0
Real Estate	132	0.1	0.1	1.4	1.4
Financing(3)	2,941	3.2	3.0	29.9	30.7
Credit card	265	0.3	0.3	2.8	2.8
Rural credit	196	0.2	0.2	7.9	7.8
Foreign currency loans	3	—	—	1.7	1.6
Total	R$ 6,552	7.0%	6.7%	100.0%	100.0%

(1)       Excludes non‑performing loans.

(2)       Includes non‑performing loans.

(3)       Primarily includes loans for the acquisition of vehicles and direct consumer financing.

‑ 111 ‑

	December 31, 2007
	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)
	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$ 2,759	2.2%	2.1%	34.7%	34.3%
Import financing	10	–	–	1.7	1.7
Export financing	79	0.1	0.1	12.0	11.5
Construction	56	0.1	0.1	1.3	1.3
Leasing	171	0.1	0.1	6.3	6.2
Individuals
Overdraft	232	0.2	0.2	1.5	1.6
Real estate	129	0.1	0.1	1.3	1.2
Financing (3)	3,424	2.7	2.6	30.3	31.0
Credit card	686	0.5	0.5	1.8	2.4
Rural credit	216	0.2	0.2	7.1	6.9
Foreign currency loans	7	–	–	2.0	1.9
Total	R$ 7,769	6.2%	6.0%	100.0%	100.0%

(1)       Excludes non‑performing loans.

(2)       Includes non‑performing loans.

(3)       Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2008
	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)
	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$ 3,294	2.0%	1.9%	38.0%	37.4%
Import financing	15	–	–	1.2	1.1
Export financing	446	0.3	0.2	14.4	13.9
Construction	40	0.1	0.1	1.9	1.8
Leasing	641	0.4	0.4	12.0	11.7
Individuals
Overdraft	302	0.2	0.2	1.4	1.6
Real estate	252	0.1	0.1	1.3	1.3
Financing (3)	4,088	2.4	2.3	20.4	21.4
Credit card	964	0.6	0.6	1.5	2.1
Rural credit	271	0.1	0.1	6.2	6.1
Foreign currency loans	5	–	–	1.7	1.6
Total	R$ 10,318	6.2%	5.9%	100.0%	100.0%

(1)       Excludes non‑performing loans.

(2)       Includes non‑performing loans.

(3)       Primarily includes loans for the acquisition of vehicles and direct consumer financing.

‑ 112 ‑

	December 31, 2009
	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)

	(R$ in millions, except %)
Type of loans
Commercial
Industrial and others	R$ 5,802	3.4%	3.2%	37.3%	36.6%
Import financing	55	–	–	2.3	2.1
Export financing	374	0.2	0.2	10.7	10.3
Construction	47	0.1	0.1	2.5	2.4
Leasing	1,889	1.0	1.0	11.7	11.9
Individuals
Overdraft	379	0.2	0.2	1.5	1.7
Real estate	251	0.2	0.2	1.6	1.5
Financing (3)	3,897	2.3	2.2	21.7	22.3
Credit card	1,291	0.8	0.7	2.0	2.8
Rural credit	586	0.4	0.3	6.9	6.7
Foreign currency loans	1	–	–	1.8	1.7

Total	R$ 14,572	8.6%	8.1%	100.0%	100.0%

(1)       Excludes non‑performing loans.

(2)       Includes non‑performing loans.

(3)       Primarily includes loans for the acquisition of vehicles and direct consumer financing.

Average deposit balances and interest rates

The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

	Year ended December 31,
	2007		2008		2009
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(R$ in millions, except %)
Domestic deposits
Non–interest–bearing deposits
Demand deposits	R$ 22,185	–	R$ 25,991	–	R$ 27,724	–
Interest–bearing deposits
Deposits from financial institutions	223	14.8%	404	19.8%	551	11.3%
Savings deposits	28,958	6.9	34,538	7.1	39,349	6.2
Time deposits	32,322	10.5	58,843	11.8	93,137	9.5
Total interest–bearing deposits	61,503	8.8	93,785	10.1	133,037	8.5
Total domestic deposits	83,688	6.5	119,776	7.9	160,761	7.1
International deposits (1):
Non–interest–bearing deposits
Demand deposits	126	–	314	–	447	–
Interest–bearing deposits
Deposits from financial institutions	–	–	–	–	43	11.6
Time deposits	2,066	5.8	3,390	4.6	5,982	1.3
Total interest-bearing deposits	2,066	5.8	3,390	4.6	6,025	1.4
Total international deposits	2,192	5.4	3,704	4.2	6,472	1.3
Total deposits	R$ 85,880	6.5%	R$ 123,480	7.8%	R$ 167,233	6.8%

(1)       Denominated in currencies other than reais, primarily U.S. dollars.

‑ 113 ‑

Maturity of deposits

The following table shows the distribution of our deposits by maturity at the date indicated:

	December 31, 2009
	Due in 3 months or less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total
	(R$ in millions)
Domestic deposits:
Non–interest–bearing deposits
Demand deposits (1)	R$ 35,126	‑	‑	‑	R$ 35,126
Interest–bearing deposits
Deposits from financial institutions	599	R$ 27	R$ 94	R$ 10	730
Savings deposits (1)	44,162	–	–	–	44,162
Time deposits	3,865	3,966	11,313	66,077	85,221

Total interest–bearing deposits	48,626	3,993	11,407	66,087	130,113

Total domestic deposits	83,752	3,993	11,407	66,087	165,239

International deposits (2):
Non–interest–bearing deposits
Demand deposits	538	–	–	–	538
Interest–bearing deposits
Deposits from financial institutions	2	1	19	‑	22
Time deposits	4,435	215	145	521	5,316

Total interest–bearing deposits	4,437	216	164	521	5,338

Total international deposits	4,975	216	164	521	5,876

Total deposits	R$ 88,727	R$ 4,209	R$ 11,571	R$ 66,608	R$ 171,115

(1)       Demand deposits and savings deposits are classified as due in up to three months, without taking into account the average turnaround history.

(2)       Denominated in currencies other than reais, primarily U.S. dollars.

The following table sets forth information regarding the maturity of outstanding time deposits with balances greater than US$100,000 (or its equivalent), by maturity, as of the date indicated:

	December 31, 2009
	Domestic Currency	International Currency
	(R$ in millions)
Maturity within 3 months	R$ 4,021	R$ 3,485
Maturity after 3 months but within 6 months	3,717	309
Maturity after 6 months but within 12 months	11,917	180
Maturity after 12 months	63,935	238
Total deposits in excess of US$100,000	R$ 83,590	R$ 4,212

Minimum capital requirements

The following table presents, for the periods indicated, the regulatory capital for purposes of calculating the capital for risk‑weighted assets according to the Central Bank rules.

	Overall consolidation
	2007	2008	2009
	(R$ in millions, except percentages)

Regulatory capital	R$ 41,448	R$ 47,263	R$ 55,928
Minimum Regulatory Capital required	32,641	32,318	34,509
Capital index for risk‑weighted assets	14.0%	16.1%	17.8%
Excess of regulatory capital over the minimum regulatory capital required	R$ 8,807	R$ 14,945	R$ 21,419

‑ 114 ‑

Federal funds purchased and securities sold under agreements to repurchase and short‑term borrowings

Federal funds purchased and securities sold under agreements to repurchase and short‑term borrowings totaled R$116,333 million as of December 31, 2009, R$88,579 million as of December 31, 2008, and R$77,004 million as of December 31, 2007.  The principal categories of short‑term borrowings are import and export financing and commercial paper.

The following table summarizes the federal funds purchased and securities sold under agreements to repurchase and short‑term borrowings for the periods indicated:

	Year ended December 31,
	2007	2008	2009
	(R$ in millions, except %)
Federal funds purchased and securities sold under agreements to repurchase
Amount outstanding	R$ 69,015	R$ 74,730	R$ 108,357
Maximum amount outstanding during the period	69,015	92,818	113,173
Weighted average interest rate at period end	10.9%	13.6%	9.0%
Average amount outstanding during period	51,384	74,139	92,759
Weighted average interest rate	10.8%	12.4%	9.4%
Import and export financing
Amount outstanding	6,073	10,958	4,761
Maximum amount outstanding during the period	6,073	13,455	13,151
Weighted average interest rate at period end	4.8%	3.0%	1.9%
Average amount outstanding during period	5,159	7,866	8,101
Weighted average interest rate (1)	(18.3)%	54.9%	(28.8) %
Commercial paper
Amount outstanding	1,915	2,890	3,214
Maximum amount outstanding during the period	2,023	3,037	3,214
Weighted average interest rate at period end	4.8%	3.2%	1.5%
Average amount outstanding during period	1,728	2,380	2,688
Weighted average interest rate	12.7%	24.5%	5.0%
Other	1	1	1
Total	R$ 77,004	R$ 88,579	R$ 116,333

(1)     In 2009 and 2007 we have recognized negative weighted average interest rate for import and export financing, due to the impact of the appreciation of the real against the U.S. dollar.

4.C.        Organizational Structure

We are a publicly‑held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which we call "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and by Elo Participações.  See "Item 7.A. Major Shareholders." Our list of significant subsidiaries as of December 31, 2009 can be found in Exhibit 8.1 to this document.

4.D.        Property, Plants and Equipment

As of December 31, 2009, we owned 817 properties and leased 2,543 properties throughout Brazil and eight properties abroad, all of which we used for the operation of our network of branches and our business.  We own the building where our headquarters are located in Cidade de Deus, Osasco, São Paulo, State of São Paulo.  Nearly all lease agreements have automatic renewal provisions and an average duration of 16 years.

ITEM 4A.           UNRESOLVED STAFF  COMMENTS

 None.

‑ 115 ‑

ITEM 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.        Operating Results

This discussion should be read in conjunction with our audited consolidated financial statements, the notes thereto and other financial information included elsewhere in this annual report.

Overview

Our results of operations are affected by, among others, the following factors:

Brazilian Economic Conditions

The recovery of the global economy continues consistently and quite distinctly among certain emerging countries (which present strong dynamics in their domestic markets) and developed countries (which count on the help of the foreingn sector for recovery).

Initial concern and frustration in relation to the slow speed at which global economic activity has been recovering has now taken a backseat, while concerns as to the tax credibility of developed nations, especially European countries, have become more important.

Brazilian GDP should grow in 2010, while domestic demand is expected to grow at a more accelerated pace, maily driven by household consumption and investments. This supply and demand imbalance generates significant challenges in the management of macroeconomic policy, since we have already seen pressure on external accounts and inflation.

Therefore, in order to minimize the imbalance between supply and demand, additional increases in the Selic base interest rate over the coming months are probable. However, it is important to point out three relevant aspects in relation to the increasing base interest rate: (i) it will probably not hinder expansion of the GDP; (ii) it could avert an increase in inflation greater than the target of 4.5%; and (iii) the new Selic level might be lower than the effective rate before the crisis of 13.75%.

Europe is experiencing volatility as a result of Greece's, and possibly other countries within the European Monetary Union, having difficulty meeting their sovereign debt obligations. These developments within the European Monetary Union may have ramifications outside Europe, including causing a delay in the global economic recovery, which could in turn impact Brazil. These disruptions may lead to further financial volatility and destabilization of banking systems in other countries, as well as restrictions of credit and reduction of capital flows, which may create a less favorable environment for the Bank's business and may affect the ability of some of the Bank's clients to honor their obligations and, accordingly, reduce the Bank's ability to pursue its business strategies.

The current president of Brazil will complete his second four-year term at the end of 2010. The upcoming presidential elections and political and economic transition in Brazil are not expected to result in major economic policy changes.

The following table shows Brazilian inflation measured by IGP‑DI, the appreciation of the real against the U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

	December 31,
	2007	2008	2009
	(R$ in millions, except %)
Inflation (IGP‑DI)	7.9%	9.1%	(1.4)%
Appreciation of the real against the U.S. dollar	(17.2)%	31.9%	(25.5)%
Period‑end exchange rate‑US$1.00	R$ 1.7713	R$ 2.3370	R$ 1.7412
Average exchange rate‑US$1.00(1)	R$ 1.9299	R$ 1.8334	R$ 1.9904

(1)       The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.

Sources: FGV and the Central Bank.

‑ 116 ‑

The following table shows the change in real GDP and average interbank interest rates for the periods indicated:

	December 31,
	2007	2008	2009
Change in real GDP(1)	6.1%	5.1%	(0.2)%
Average base interest rates(2)	11.8%	12.5%	9.9%
Average interbank interest rates(3)	11.8%	12.3%	9.9%

(1)       Calculated by dividing the change in real GDP during a year by the real GDP of the previous year.

(2)       Calculated in accordance with Central Bank methodology (based on nominal rates).

(3)       Calculated in accordance with Clearing and Custody Chamber ("CETIP") methodology (based on nominal rates).

Sources: The Central Bank, the Brazilian Geography and Statistics Institute and CETIP.

We believe that long‑term prospects for the Brazilian economy remain favorable.  Both consumption and investment will likely continue to play a major role. Consumption will likely continue to grow as a result of expansion of the formal labor market and upward social mobility. Investments will include expansion of funding sources (external and internal), the 2014 World Cup, the 2016 Olympic Games and pre‑salt oil exploration.

Effects of the global financial crisis on our financial condition and results of operation

The global financial crisis has significantly affected the world economy since the second half of 2008.  The crisis led to recession and unemployment in the largest world economies, causing a global reduction in investments and a reduction in the prices of commodities, as well as a strong decline in credit availability and in liquidity, reducing the levels of transactions seen in capital markets around the world.

Many  large financial institutions, including some of the largest commercial banks, investment banks, real estate financing companies, mortgage backers and insurance companies are reportedly still undergoing significant difficulties. Many financial institutions have recorded significant losses, and several of them have sought additional capital. Central banks around the world have coordinated efforts to increase liquidity in the financial markets,  increasing the amounts loaned directly to financial institutions, lowering interest rates and significantly increasing temporary reciprocal currency arrangements. Governments around the world intervened in attempts to prevent the financial crisis from deepening, more significantly, including purchasing shares in various financial institutions, announcing programs for guaranteeing the debts of financial institutions, increasing guarantees of deposits from clients and intermediating acquisitions of financial institutions in difficulty, among other measures.

The global financial crisis greatly affected Brazil in the last quarter of 2008, but since then the effects have moderated, with signs of recovery in the second half of 2009, in particular.  Various small‑ and medium‑sized Brazilian banks in particular suffered from the lack of credit availability, but the Brazilian financial system as a whole has not felt the same impact as financial markets in the United States and Europe.  The relatively strong internal demand for merchandise and services produced by companies and banks has helped to reduce the impact of the international crisis on the Brazilian market. Some companies, however, that focused on exports in the commodities and manufacturing sectors, saw a drop in revenues due to the reduced demand from international markets.  Our results of operations have been adversely affected by the global financial crisis and by the consequent effect on  Brazil's economic situation.

Effects of interest rates and devaluation, appreciation on net interest income

During periods of high interest rates, our interest income increases due to increasing interest rates on our interest‑earning assets.  At the same time, our interest expense increases as interest rates on our interest‑bearing liabilities also increase.  Changes in the volumes of our interest‑earning assets and interest‑bearing liabilities also affect our interest income and interest expense.  For example, an increase in our interest income attributable to an increase in interest rates may be offset by a decrease in the volume of our outstanding loans.

In addition, when the real depreciates, we incur (i) losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar‑denominated long‑term debt and foreign currency loans, as the cost in reais of the related interest expense increases and (ii) gains in our assets denominated in, or indexed to, foreign currencies, such as our dollar‑indexed securities and loans, as the income from such assets as measured in reais increases. Conversely, when the real appreciates, as occurred from 2003 to 2007, we incur (i) losses on our assets denominated in, or indexed to, foreign currencies and (ii) gains in our liabilities denominated in, or indexed to, foreign currencies.

‑ 117 ‑

In 2008, our interest income increased by 47.4% as compared to 2007, from R$36,509 million in 2007 to R$53,803 million in 2008, and our interest expense increased by 123.2%, from R$12,738 million in 2007 to R$28,432 million in 2008.  These increases in our interest income and expense were mainly a result of an increase in the average balance of our interest‑earning assets and interest‑bearing liabilities, and an increase in the average interest rates, mainly CDI, which increased from 11.8% in 2007 to 12.3% in 2008.

In 2009, our interest income increased by 0.6% as compared to 2008, from R$53,803 million in 2008 to R$54,151 million in 2009, and our interest expense decreased by 26.1%, from R$28,432 million in 2008 to R$21,018 million in 2009.  The increase in our interest income was mainly a result of an increase in the average balance of our interest‑earning assets, which was partially offset by a decrease in the average interest rates, mainly CDI, which decreased from 12.3% in 2008 to 9.9% in 2009.  The decrease in our interest expense was mainly a result of a decrease in the average rate of our interest‑bearing liabilities, and was also impacted by a lower CDI rate and a 25.5% appreciation of the real against the U.S. dollar.

The following table shows our foreign‑currency‑denominated and ‑indexed assets and liabilities at the dates indicated:

	December 31,
	2007	2008	2009
	(R$ in millions)
Assets
Cash and due from banks	R$ 508	R$ 3,473	R$ 1,438
Interest earning deposits in other banks	1,410	5,832	3,626
Federal funds sold and securities purchased under agreements to resell	3,001	711	2,415
Brazilian Central Bank compulsory deposits	11	45	373
Trading securities, at fair value	2,905	2,115	228
Available‑for‑sale securities, at fair value	1,551	3,869	4,536
Held to maturity securities, at amortized cost	338	1,136	932
Net loans	17,615	25,858	20,090
Other assets	3,270	6,095	1,159
Total assets	30,609	49,134	34,797
Off‑balance sheet accounts – notional value:
Derivatives:
Futures	3,609	5,994	102
Forwards	2,088	4,287	7,036
Options	–	1,960	138
Swaps	3,387	5,312	2,114
Total	R$ 39,693	R$ 66,687	R$ 44,187

	December 31,
	2007	2008	2009
	(R$ in millions)
Liabilities
Deposits	R$ 2,278	R$ 7,228	R$ 5,876
Federal funds purchased and securities sold under agreements to repurchase	2,822	54	435
Short‑term borrowings	7,989	13,849	7,976
Long‑term debt	7,063	9,207	8,340
Other liabilities	1,464	12,079	4,262
Total liabilities	21,616	42,417	26,889
Off‑balance sheet accounts – notional value:
Derivatives:
Futures	11,859	22,709	13,462
Forward	1,191	2,848	8,043
Options	–	1,222	129
Swap	9,555	6,587	3,819
Total	44,221	75,783	52,342
Net exposure	R$ (4,528)	R$ (9,096)	R$ (8,155)

‑ 118 ‑

We use swaps, future contracts and other hedging instruments in order to minimize the potential impact of currency changes on us.  For more information on our use of derivatives for hedging purposes, see notes 2(e), 2(f) and 24(a) to our consolidated financial statements in “Item 18. Financial Statements.”

As of December 31, 2007, our net exposure corresponded to 1.4% of our total assets, 2.1% as of December 31, 2008 and 1.6% as of  December 31, 2009.

Lending and treasury activities

Our provision for loan losses was R$4,616 million as of December 31, 2007, and increased to R$6,651 million as of December 31, 2008 and to R$10,822 million as of December 31, 2009.  These increases were mainly due to an increase of our loan portfolio and the effects from the global financial crisis, which raised our delinquency ratios and, as a result caused greater provisioning needs until September 2009.  Beginning in May, 2009, the Brazilian economy began to recover more quickly, principally influenced by Brazilian government measures to encourage family consumption and to stimulate certain economic sectors. The recovery of the Brazilian economy  positively impacted our results since the last quarter of 2009, when our delinquency ratios improved and accordingly, our provision for loan losses decreased.  The balance of our outstanding loan portfolio increased by 31.3%, from R$133,137 million as of December 31, 2007 to R$174,835 million as of December 31, 2008, and by 2.9%, from R$174,835 million as of December 31, 2008 to R$179,934 million as of December 31, 2009.  This performance reflects the sustainable growth of the Brazilian economy, which together with our business strategy has facilitated the expansion of our loan operations to individuals and corporations.

Our trading securities totaled R$59,146 million as of December 31, 2007, increased to R$91,849 million as of December 31, 2008, and to R$106,097 million on December 31, 2009.  The increase of R$14,248 million in our trading securities in 2009 was mainly a result of  a R$8,374 million increase in our Brazilian government securities and a R$9,635 million increase in our interest in investment funds. This performance reflects our treasury strategy of investing in highly liquid assets.

Taxes

Our income taxes consist of two federal taxes: (i) the IRPJ, which is assessed at a rate of 15.0% on our adjusted net income, and is increased by an additional income tax at a rate of 10.0% and (ii) the social contribution tax, which is assessed at a rate of 15.0% on our adjusted net income.

On January 3, 2008, the Brazilian government increased the social contribution tax rate for the financial segment from 9.0% to 15.0%.  Financial institutions have been collecting the social contribution tax on adjusted net income at a 15.0% rate since May 1, 2008.  The legality of this increase is being questioned at the Brazilian Supreme Court. If the Brazilian Supreme Court decides that this increase is not legal, we will be entitled to recover any amount we have collected under the 15.0% tax rate regime in excess of what we would have collected for the social contribution tax under the 9.0% regime.

Brazilian corporations may pay shareholders interest on shareholders' equity as an alternative form of making dividend distributions which may be deducted entirely against taxable income.  We intend to maximize the amount of dividends we pay in the form of interest on shareholders' equity.  For further information on our tax expenses, see "Item 4.B. Business Overview—Regulation and Supervision—Taxation" and "Item 10.B Memorandum and Articles of Incorporation—Organization—Allocation of net income and distribution of dividends" and "Item 10.E. Taxation—Brazilian tax considerations—Distributions of interest on shareholders' equity."

Impact of material acquisitions on our future financial performance

We have made the following significant acquisitions during the past three years:

‑ 119 ‑

•              in January 2007, we entered into an agreement with the shareholders of BMC to acquire 100% of the total capital of BMC, and, accordingly, its controlled companies BMC Asset Management Ltda. – Distribuidora de Títulos e Valores Mobiliários, BMC Previdência Privada S.A. and Credicerto Promotora de Vendas Ltda. BMC is one of the largest private banks in the payroll deductible loan market for beneficiaries and pensioners of INSS, with a network of approximately 7,000 agents and 749 banking correspondents distributed throughout the country.  In accordance with this agreement, we delivered 9,299,618 of our common shares and 9,299,514 of our preferred shares to BMC shareholders in exchange for their BMC shares, which amounted to R$790 million, in August 2007.  This transaction was closed in August 2007 upon Central Bank approval;

•              in March 2008, we entered into an agreement with the shareholders of Ágora Corretora to acquire 100% of the total capital of Ágora Corretora for R$908 million.  In accordance with this agreement, we delivered shares representing 7.8% of the total capital of BBI to Ágora Corretora shareholders and converted Ágora Corretora into BBI's wholly owned subsidiary.  This transaction was closed in September 2008 after Central Bank approval.  In November and December 2008, we repurchased 6.1% of the total capital of BBI from Ágora Corretora's former shareholders;

•              in April 2009, Bradesco disclosed that it acquired through its Insurance Group 20% of the voting capital and total capital stock of Integritas, a holding company of Grupo Fleury, for R$342 million. Grupo Fleury, which has been in operation for the past 83 years, is one of Brazil's most renowned and respected medical and health organizations.  It provides diagnosis, clinical treatment and medical analysis services, and is a benchmark in complex medical tests for nearly 1,500 clinical laboratories and hospitals;

•              in June 2009, Bradesco entered into an agreement to acquire Ibi Participações Ltda., Banco Ibi and its subsidiaries for a total of R$1.5 billion, to be paid to the former controlling shareholders upon delivery of our shares, representing approximately 1.6% of our capital stock. Banco Ibi is among the main credit card issuers in Brazil, both in the private label segment as well as in branded cards, and its acquisition will substantially strengthen our position in both markets.  The transaction includes a partnership agreement with C&A Modas Ltda., a leader in the fashion and clothing markets, under which Bradesco will offer its products and financial services at C&A stores, for 20 years;

•              in October 2009 we announced that the Board of Directors of both Odontoprev S.A. (Odontoprev) and of Bradesco (as an indirect controlling company of Bradesco Dental S.A.) approved the execution of an agreement establishing the terms of the merger between Bradesco Dental and Odontoprev in the segment of dental care plans. Under the plan of merger, Bradesco Dental becomes a wholly owned subsidiary of Odontoprev and Bradesco Saúde S.A. (Bradesco Saúde), the direct controlling company of Bradesco Dental, receives shares representing 43.50% of Odontoprev's total capital.  Bradesco Saúde and Odontoprev's main shareholder, Mr. Randal Luiz Zanetti, will jointly own 51.06% of the combined company's capital; and

•              in June 2010, Bradesco concluded the acquisition of the entire capital stock of  the controlling group of Ibi Services S. de R.L. México ("Ibi México") and of RFS Human Management S. de R.L., a subsidiary of Ibi México. As of December 31, 2009 Ibi México had a credit portfolio of R$205 million  and more than 1.3 million credit cards. This transaction includes a partnership contract with C&A México S. de R.L. (C&A México) for a period of 20 years for the exclusive joint sale of financial products and services through the C&A México chain of stores.

We have integrated the transactions described above into our operations, except for the transaction with Ibi México.  We do not record each business individually, therefore we cannot quantify the financial impact of these acquisitions individually.

We believe that these acquisitions and related transfers of assets and liabilities contributed to increase our revenues and expenses, and that each acquisition and the related transfers of assets and liabilities will increase our future revenues, expenses and income.  The amount of these increases is uncertain, and we therefore cannot estimate their impact on our future financial performance.  For more information, see "Item 4.A. History, Development of the Company and Business Strategy—Recent acquisitions."

None of our acquisitions made since January 2007 have been significant as measured in accordance with U.S. GAAP.

‑ 120 ‑

Critical accounting policies

Our significant accounting policies are described in note 2 to our audited consolidated financial statements in “Item 18. Financial Statements”  The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations.  The accounting estimates we make in these contexts involve making assumptions about highly uncertain matters.  In each case, other estimates or changes in the estimates between periods could have had a material impact on our financial condition and results of operations, as shown in our financial statements.

Allowance for loan losses

We periodically adjust our allowance for loan losses based on an analysis of our loan portfolio, including our estimate of the probable losses inherent in our loan and leasing portfolio at the end of each period.

The determination of the amount of the allowance for loan and leasing losses by its nature requires us to make judgments and assumptions regarding our loan portfolio, both on a portfolio basis and on an individual basis.  When we review our portfolio as a whole, several factors can affect our estimate of the likely range of losses, including which methodology we use in measuring historical delinquency rates and what historical period we consider in making those measurements.  Additional factors that can affect our determination of the allowance for loan losses include:

•              general Brazilian economic conditions and conditions in the relevant industry;

•              past experience with the relevant debtor or industry, including recent loss experience;

•              credit quality trends;

•              amounts of loan collateral;

•              the volume, composition and growth of our loan portfolio;

•              the Brazilian government's monetary policy; and

•              any delays in the receipt of information needed to evaluate loans or to confirm existing credit deterioration.

We use models to assist us in analyzing our loan portfolio and in determining what allowance for loan losses to make.  We apply statistical loss factors and other risk indicators to loan pools with similar risk characteristics in arriving at an estimate of incurred losses in the portfolio to calculate the models.  Although we frequently revise and improve our models, they are by their nature dependent on our judgment and on the information and estimates that we receive.  In addition, the volatility of the Brazilian economy may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments.  Accordingly, our allowance for loan losses may not be indicative of future charge‑offs.

Our allowance for loan losses is based on our risk classification of each client and/or operation and on portfolio delinquency rates. Assuming a 1.0% increase in  the default rate of our loan portfolio, as of December 31, 2009, our loan losses would increase by approximately R$105 million.  This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the delinquencies, and therefore the risk rating, have on determining allowance for loan losses. Given the procedures that we follow in order to determine the risk classification of our clients and of the credit portfolio by products, we believe that our current risk classifications and estimates of the severity of losses are appropriate for our loan portfolio.

The process of determining the level of allowances for credit losses requires a high degree of judgment.  It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

‑ 121 ‑

For additional information regarding our practices related to the allowance for loan losses, see "Item 4.B. Business Overview—Selected Statistical Information—Credit operations" and “Item 4.B. Business Overview—Selected Statistical Information—Non‑performing loans and allowance for loan losses.”

Fair value of financial instruments

Financial instruments reported at fair value in our financial statements consist primarily of securities classified as trading and available‑for‑sale and other trading assets, including derivatives. Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party.

On January 1, 2008, the Company adopted ASC 820, which established a three‑level valuation hierarchy for disclosure of fair value measurements.  Under ASC 820, instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement.  We input less of our own judgment in arriving at fair market value measurements for instruments classified as levels 1 and 2, where inputs are principally based on observable market data.  By contrast, for instruments classified as level 3, we have to input a significant amount of our own judgment in arriving at fair market value measurements.  We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions.  In applying our judgment, we look at a range of third‑party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third‑party processes.  Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

The fair values of trading account assets, liabilities and available‑for‑sale securities are primarily based on actively traded markets where prices are based on either direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of trading account assets or liabilities and available‑for‑sale securities.  Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector.  In these instances, the securities are classified within level 3 of the valuation hierarchy once the fair value is determined, based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets, as well as other factors which require significant management judgment or estimation.  As of December 31, 2009, R$6.9 billion, or 4.8%, of trading assets and available‑for‑sale securities were classified as level 3 fair‑value assets.

Exchange‑traded derivatives valued using quoted prices are classified within level 1 of the valuation hierarchy.  However, few classes of derivatives contracts are listed on an exchange, thus, the majority of our derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity.  These inputs are used to value the position.  The majority of market inputs is observable and can be obtained mainly from BM&FBovespa and the secondary market.  As of December 31, 2008 and 2009, the fair values of derivatives assets and liabilities classified as level 3 was R$34 million and R$16 million.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position.  Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.  For a detailed discussion of the determination of fair value of financial instruments, see Note 21 of the Financial Statements.

Net trading gains (losses), which represent the net amount earned from our trading positions, can be volatile and are largely driven by general market conditions and customer demand. Net trading gains (losses) are dependent on the volume and type of transactions, the level of risk assumed, and the volatility of price and rate movements at any given time within the ever‑changing market environment.  To evaluate risk in our trading activities, we focus on the actual and potential volatility of individual positions as well as portfolios.  At a portfolio and corporate level, we use trading limits, stress testing and tools such as "VaR" modeling to estimate a potential daily loss not to be exceeded with a specified confidence level to measure and manage market risk.  As of December 31, 2009, the amount of our "VaR" was R$20 million based on a 99% confidence level.  For more information on "VaR", see "Item 11. Quantitative and Qualitative Disclosure about Market Risk—Value at Risk ("VaR")."

‑ 122 ‑

Other‑Than‑Temporary Impairment

In determining whether or not impairment of a security is other‑than‑temporary, we have applied the three step model described in ASC 320, "Investments – Debt and Equity Securities."  We use a combination of factors aimed at determining whether recovery of the value of a security is likely.  These factors include: the length of time and the extent to which fair value has been less than cost to assist in determining the extent of the analysis to be performed over the securities; the financial condition and near‑term prospects of the issuer of the security, including any specific events which may influence the operations of the issuer; any failure of the issuer of the security to make scheduled interest payments; changes to the rating of the security by a rating agency; the historic and implied volatility of the security; and the intent and ability of the Bank to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value.  In addition, for marketable equity securities our assessment includes forecast analyses of the period (date) when the security will recover the cost basis and whether the bank will own the security in that period (on that date).  These analyses are performed based on an assessment of individual terms and attributes of each security. For more information on other–than-temporary impairment, see “Item 18. Financial Statements.”

Beginning in 2009, under new accounting guidance for impairments of debt securities that are deemed to be other-than-temporary, the credit component of an other-than-temporary impairment loss is recognized in earnings and the non-credit component is recognized in accumulated other comprehensive income, in situations where we have no intention of selling the security and when it is more likely than not that we will not be required to sell the security prior to the fair value recovery. Prior to January 1, 2009, unrealized losses (both the credit and non-credit components) on available-for-sale securities that we deemed to be other-than-temporary were included in current period earnings.

Classification of securities

The classification of securities under trading, available‑for‑sale or held to maturity categories is based on management's intention to hold or trade such securities at the time of acquisition.  The accounting treatment of the securities we hold thus depends on whether we classify them at acquisition as trading, available‑for‑sale or held to maturity.  Changes in circumstances may modify our strategy with respect to a specific security, requiring transfers among the three categories indicated above.

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

We constantly monitor and evaluate the impact on our liability of new tax laws, as well as new developments that could affect the assessments and assumptions underlying our analysis of the possibility of realizing deferred tax benefits.

We have applied the ASC 740 (Income Taxes), which consists of a framework to determine the appropriate level of tax reserves for these uncertain tax positions.  See note 16 to our consolidated financial statements.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits.  Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

‑ 123 ‑

In addition, we have also applied ASC 740 to monitor the interpretation of tax laws by, and decisions of, tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes.  This monitoring may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period.  For additional information about ASC 740, see note 2(q) and note 16 to our consolidated financial statements.

For additional information regarding our income tax, see "Item 4.B. Business Overview—Regulation and Supervision—Taxation—Income tax and social contribution on profits."

Pension plan reserves

Certain products we offer, such as pension investment contracts and funds where the policyholders bear the investment risk, are considered investment contracts in accordance with the requirements of ASC 944 "Financial Services - Insurance." During the accumulation phase of the pension investment contracts, when the policyholders bear the investment risk, the contracts are treated as investment contracts.  During the annuity phase, the contract is treated as an insurance contract with mortality risk.  Funds related to pension investment contracts where the policyholders bear the investment risk are equal to the account value.  Account values are not actuarially determined. Rather, account values increase with deposits and interest credited (based on contractual provisions) and are reduced by redemptions at the policyholder's election.

In addition, we determine the need to record an additional liability for the contract feature where the present value of expected annuitization payment at the expected annuitization date exceeds the expected account balance at the annuitization date, in accordance with ASC 944 "Financial Services - Insurance." Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards.

Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability termination, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable.

Insurance technical provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will come due at some point in the future, to or on behalf of our policyholders. U.S. GAAP allows for some degree of managerial judgment and prescribes the method for establishing reserves. Future policy benefits and claims include reserves for traditional individual and group life insurance, health insurance and accident insurance, among others. These benefits are computed using assumptions of mortality, morbidity, lapse, investment performance, inflation and expense. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.  For long duration insurance contracts, once the assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy.  However, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium insufficiency provisions. Premium insufficiency provisions may also be established for short duration contracts to provide for expected future losses.  Future policy benefits and claims also include reserves for incurred but unreported health, disability and life insurance claims.  We recognize claims costs in the period the service was provided to our policyholders.  However, claim costs incurred in a particular period are not known with certainty until after we receive, process and pay the claims.  We determine the amount of liability using actuarial methods based on historical claim payments to determine our estimate of claim liabilities.  The methods of determining these estimates and establishing the reserves are reviewed and updated regularly. Adjustments resulting thereof are recognized in earnings for the respective period.  For additional information, see Note 2 of our consolidated financial statements.

Use of estimates

In presenting the financial statements, our management also makes estimates and assumptions relating to the calculation of insurance technical reserves, the selection of useful lives for certain assets and the determination of whether a specific asset or group of assets would be impaired.  Estimates, by their nature, are based on judgment and available information.  Therefore, actual results could be different from those estimates.

‑ 124 ‑

Commitments and contingencies

We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the following table:

	Payments due as of December 31, 2009
	Less than 1 year(1)	1 to 3 years	3 to 5 years	More than 5 years	Total
	(R$ in millions)
Contractual Obligations
Time deposits	R$ 23,939	R$ 53,711	R$ 11,719	R$ 1,168	R$ 90,537
Federal funds purchased and securities sold under agreements to repurchase	85,118	19,226	3,678	335	108,357
Long‑term debt	11,143	25,447	9,187	5,040	50,817
Other obligations(2)	84,083	26,606	1,477	274	112,440
Total(3)	R$204,283	R$124,990	R$26,061	R$6,817	R$362,151

(1)       Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over.

(2)       Includes reserves for insurance claims, pension plans and pension investment contracts.

(3)       Excludes the liability for unrecognized tax benefits in the amount of R$1,683 million.

Off‑balance sheet financial guarantees

In addition to our loan operations, we have credit‑related transactions with our customers for attending to their financing needs.  These transactions are not recorded on our balance sheet in accordance with U.S. GAAP.  The following table summarizes these off‑balance sheet financial arrangements as of December 31, 2009:

Payments due as of December 31, 2009
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
(R$ in millions)
Contractual Obligations
Financial guarantees	R$ 10,041	R$ 3,478	R$ 2,283	R$ 18,866	R$ 34,668
Letters of credit	1,385	—	—	—	1,385
Total	R$ 11,426	R$ 3,478	R$ 2,283	R$ 18,866	R$ 36,053

We guarantee our clients' performance in obligations with third parties. We have the right to seek reimbursement from our clients for any amount we shall have to pay under such guarantee.  Additionally, we may hold cash or other highly liquid collateral for these obligations. These agreements are subject to the same credit evaluation performed on the execution of loans.

Letters of credit are conditional commitments issued by us to guarantee the performance of a customer's obligations with third parties. We issue commercial letters of credit to facilitate foreign trade transactions and to support public and private borrowing agreements, including commercial paper, bond financing and similar transactions. These instruments are short‑term commitments to pay a third‑party beneficiary under certain contractual conditions. Letters of credit are subject to the same credit evaluations as other extensions of credit.

We expect many of these guarantees to expire without the need to advance any cash. Therefore, in the ordinary course of business, we expect that these transactions will have virtually no impact on our liquidity.

Results by segment

We operate and manage our business through two principal operating segments: (i) the banking segment and (ii) the insurance, pension plans and certificated savings plan segment. Our segments are managed based on types of products and services offered and their related client bases.  We evaluate the performance of our segments based on net income, net interest income, and non‑interest income and expense.

‑ 125 ‑

The sum of the segments shown in the following tables may not correspond to the amounts shown on a consolidated basis, as they do not take into account immaterial activities or inter‑segment transactions.

In our banking segment, we offer a range of banking products and services to our customers, including deposit‑taking and loan operations, credit and debit card services and capital markets services, through our broad distribution network.  For a description of the banking segment's operations, see "Item 4.B. Business Overview—Banking activity."

In our insurance, pension plan and certificated savings plan segment, we offer a range of products and services to our customers, including health, life, automobile and basic line insurance, individual and corporate pension plans, and certificated savings plans, through our broad distribution network.  For a description of the operations of the insurance, pension plan and certificated savings plan segment, see "Item 4.B. Business Overview—Insurance, pension plans and certificated savings plans."

Results of operations for year ended December 31, 2009 compared with the year ended December 31, 2008

The following tables set forth the principal components of our net income for 2009 and 2008, on a consolidated basis and by segment:

	Consolidated
	2008	2009	% change
	(R$ in millions, except %)
Net interest income	R$ 25,371	R$ 33,133	30.6%
Provision for loan losses	(6,651)	(10,822)	62.7
Non‑interest income	23,660	31,734	34.1
Non‑interest expense	(35,632)	(40,376)	13.3
Income before income taxes	6,748	13,669	102.6
Income tax and social contribution	401	(4,420)	–
Net income before attribution to noncontrolling interest	7,149	9,249	29.4
Net income attributed to noncontrolling interest	(131)	(33)	(74.8)
Parent company´s net income	R$ 7,018	R$ 9,216	31.3%

	Banking			Insurance, Pension Plans and Certificated savings plans
	2008	2009	% Change	2008	2009	% Change
	(R$ in millions, except %)
Net interest income	R$19,054	R$25,551	34.1%	R$6,295	R$7,569	20.2%
Provision for loan losses	(6,651)	(10,822)	62.7	–	–	–
Non‑interest income	10,564	15,721	48.8	12,977	15,900	22.5
Non‑interest expense	(20,620)	(21,554)	4.5	(14,946)	(18,775)	25.6
Income before income taxes	2,347	8,896	279.0	4,326	4,694	8.5
Income tax and social contribution	1,970	(2,733)	–	(1,545)	(1,661)	7.5
Net income before attribution to noncontrolling interest	4,317	6,163	42.8	2,781	3,033	9.1
Net income attributed to noncontrolling interest	(42)	(6)	(85.7)	(89)	(26)	(70.8)
Parent company´s net income	R$4,275	R$6,157	44.0%	R$2,692	R$3,007	11.7%

Net interest income

The following table shows the principal components of our net interest income before provision for loan losses for 2009 and 2008, on a consolidated basis and by segment:

	Consolidated			Banking			Insurance, Pension Plans and Certificated savings plans
	2008	2009	% Change	2008	2009	% Change	2008	2009	% Change
	(R$ in millions, except %)
Interest income	R$ 53,803	R$ 54,151	0.6%	R$ 47,936	R$ 47,044	(1.9)%	R$ 6,295	R$ 7,569	20.2%
Interest expense	(28,432)	(21,018)	(26.1)	(28,882)	(21,493)	(25.6)	—	—	—
Net interest income	R$ 25,371	R$ 33,133	30.6%	R$ 19,054	R$ 25,551	34.1%	R$ 6,295	R$ 7,569	20.2%

‑ 126 ‑

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest‑earning assets and interest‑bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation/depreciation of the real) in each case for the year 2009 as compared to the year 2008:

	Consolidated	Banking	Insurance, Pension Plans and Certificated savings plans
2009/2008
Increase (decrease) (R$ in millions)
Due to changes in average volume of interest‑earning assets and interest‑bearing liabilities	R$ 3,987	R$ 4,063	R$ 412
Due to changes in average interest rates	3,775	2,434	862
Net change	R$ 7,762	R$ 6,497	R$ 1,274

Banking

Our net interest income increased by 34.1%, from R$19,054 million in 2008 to R$25,551 million in 2009.  This increase was mainly due to a 28.0% increase in the average volume of interest‑earning assets, highlighting the 18.2% increase in the average volume of outstanding loans, a 56.4% increase in the average volume of federal funds sold and securities purchased under agreements to resell and 56.4% in the average volume of trading securities.  These factors were partially offset by a 31.0% increase in the average volume of interest‑bearing liabilities, particularly an increase of 59.3% in the average volume of time deposits, a 25.1% increase in the average volume of federal funds purchased and securities sold under agreements to repurchase, a 19.2% increase in the average volume of long‑term debt and a 14.1% increase in the average volume of savings deposits.

The average interest rate of net interest income for average interest‑earning assets increased from 7.4% in 2008 to 7.7% in 2009.  This positive growth reflects the improvement in funding conditions, considering the decrease in funding costs and the increase in the average volume of operations with individuals, which presents higher interest rates.

Insurance, pension plans and certificated savings plans

Our net interest income increased by 20.2%, from R$6,295 million in 2008 to R$7,569 million in 2009.  This growth is mainly due to a 9.5% increase in the average balance of trading securities, which includes a growth of sales of our VGBL and PGBL investment contracts, and a 12.9% increase in the average balance of available‑for‑sale securities,. This growth was partially offset by a 37.5% decrease in our average balance of federal funds sold and securities purchased under agreements to resell.

The average interest rate of net interest income for average interest‑earning assets increased from 9.2% in 2008 to 10.3% in 2009.

Interest income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our average interest‑earning assets and the average interest rates earned in 2009 and 2008:

	Consolidated
	2008	2009	% Change
	(R$ in millions, except %)
Average balance of interest‑earning assets:
Loans	R$ 146,404	R$ 173,048	18.2%
Federal funds sold and securities purchased under agreements to resell	46,893	68,998	47.1
Trading securities	72,789	94,940	30.4
Available‑for‑sale securities	24,727	28,650	15.9
Held to maturity securities	3,458	3,927	13.6
Interest earning deposits in other banks	8,360	10,164	21.6
Brazilian Central Bank compulsory deposits	24,590	23,967	(2.5)
Other interest‑earning assets	648	601	(7.3)
Total	R$ 327,869	R$ 404,295	23.3%
Average interest rate earned	16.4%	13.4%

‑ 127 ‑

	Banking			Insurance, Pension Plans and Certificated savings plans
	2008	2009	% Change	2008	2009	% Change
	(R$ in millions, except %)
Average balance of interest–earning assets:
Loans	R$ 146,404	R$ 173,048	18.2%	–	–	–
Federal funds sold and securities purchased under agreements to resell	42,746	66,838	56.4	R$ 3,456	R$ 2,161	(37.5)%
Trading securities	32,501	50,827	56.4	40,123	43,949	9.5
Available‑for‑sale securities	3,358	4,844	44.3	21,144	23,878	12.9
Held to maturity securities	707	969	37.1	2,751	2.958	7.5
Interest earning deposits in other banks	7,740	9,970	28.8	620	194	(68.7)
Brazilian Central Bank compulsory deposits	24,590	23,967	(2.5)	–	–	–
Other interest‑earning assets	648	601	(7.3)	–	–	–
Total	R$ 258,694	R$ 331,064	28.0%	R$ 68,094	R$73,140	7.4%
Average interest rate earned	18.5%	14.2%		9.2%	10.3%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview—Selected Statistical Information—Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest income was attributable to changes in the average volume of interest‑earning assets, and how much was attributable to changes in average interest rates (including the effects of the floating of the real), in each case for the year 2009 as compared to the year 2008:

	Consolidated	Banking	Insurance, Pension Plans and Certificated savings plans
2009/2008
Increase (decrease)
(R$ in millions)
Due to changes in average volume of interest‑earning assets	R$ 10,952	R$ 10,984	R$ 412
Due to changes in average interest rates	(10,604)	(11,876)	862
Net change	R$ 348	R$ (892)	R$ 1,274

Banking

Our interest income remained practically stable but with a slight decrease of 1.9%, from R$47,936 million in 2008 to R$47,044 million in 2009. This decrease was mainly due to the following factors: (i) a drop in interest income from loan operations; (ii) a decrease in interest income of trading and available‑for‑sale securities; and (iii) lower interest income with compulsory deposits. These effects were mitigated by the increase of interest income from federal funds sold and securities purchased under agreements to resell.

Interest income with loan operations decreased by 2.8%, from R$33,662 million in 2008 to 32,708 million in 2009.  This decrease is related to the drop in the average rate of the loan portfolio from 23.0% in 2008 to 18.9% in 2009, as a result of a more competitive market. The 18.2% increase in the average volume of loan operations mitigated the drop in interest income generated by the decrease in the average rate.  The sustainable growth of the Brazilian economy, plus our commercial strategy, has benefitted the expansion of our loan operations to individual and corporate customers, mainly operations related to consumer finance, real estate financing and BNDES onlending.

‑ 128 ‑

Income from trading securities decreased by 9.5%, from R$4,194 million in 2008 to R$3,795 million in 2009. This variation is due to the decrease in the average rate, from 12.9% in 2008 to 7.6% in 2009, mainly driven by cuts made by COPOM to the base interest rate, from 13.75% at the end of 2008 to 8.75% at the end of 2009.

Income from available‑for‑sale securities decreased by 36.2%, from R$1,207 million in 2008 to R$770 million in 2009.  This variation is due to the decrease in the average rate, from 35.9% in 2008 to 18.3% in 2009, mainly driven by the cuts made by COPOM to the base interest rate, from 13.75% at the end of 2008 to 8.75% at the end of 2009, and by the variation of the Amplified Consumer Price Index (IPCA), of 5.9% in 2008 versus 4.3% in 2009.

Interest income from Brazilian Central Bank compulsory deposits decreased 3.7%, from R$1,489 million in 2008 to R$1,434 million in 2009.  This variation was due to the decrease in the average rate, from 6.1% in 2008 to 6.0% in 2009, mainly influenced by the cuts made by COPOM on the base interest rate, from 13.75% at the end of 2008 to 8.75% at the end of 2009.

Our interest income from federal funds sold and securities purchased under agreements to resell increased by 19.1%, from R$6,466 million in 2008 to R$7,701 million in 2009. This increase was mainly due to an increase in the average volume of these types of operations, from R$42,746 million in 2008 to R$66,838 million in 2009, due to the increase in our own portfolio position and funded portfolio.

Insurance, pension plans and certificated savings plans

Our net interest income increased by 20.2%, from R$6,295 million in 2008 to R$7,569 million in 2009.  This growth was mainly due to a 9.5% increase in the average balance of trading securities,  reflecting an increase in the sale of "VGBL" and "PGBL" contracts, and a 12.9% increase in the average balance of available‑for‑sale securities. This growth was partially offset by a 37.5% decrease in our average balance of federal funds sold and securities purchased under agreements to resell.

The average interest rate of net interest income for average interest‑earning assets increased from 9.2% in 2008 to 10.3% in 2009.

Interest expense

The following table shows the principal components of our average interest‑bearing liabilities and the average interest rates paid on those liabilities in 2009 and 2008, all of which are in the banking segment:

	Consolidated
	2008	2009	% Change
	(R$ in millions, except %)
Average balance of interest‑bearing liabilities:
Savings deposits	R$ 34,538	R$ 39,349	13.9%
Time deposits	62,233	99,119	59.3
Federal funds purchased and securities sold under agreements to repurchase	74,139	92,759	25.1
Short‑term borrowings	10,252	10,798	5.3
Long‑term debt	40,445	48,200	19.2
Deposits from financial institutions	404	594	47.0
Total	R$ 222,011	R$ 290,819	31.0%
Average interest rate paid	12.8%	7.2%

	Banking			Insurance, Pension Plans and Certificated savings plans
	2008	2009	% Change	2008	2009	% Change
	(R$ in millions, except %)
Average balance of interest‑bearing liabilities:
Savings deposits	R$ 34,538	R$ 39,422	14.1%	–	–	–
Time deposits	62,233	99,140	59.3	–	–	–
Federal funds purchased and securities sold under agreements to repurchase	74,139	92,759	25.1	–	–	–
Short‑term borrowings	10,252	10,798	5.3	–	–	–
Long‑term debt	40,445	48,200	19.2	–	–	–
Deposits from financial institutions	404	594	47.0	–	–
Total	R$ 222,011	R$ 290,913	31.0%	–	–
Average interest rate paid	13.0%	7.4%	–	–	–

‑ 129 ‑

For further information on average interest rates by type of liability, see "Item 4.B. Business Overview—Selected Statistical Information—Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest expense was attributable to changes in the average volume of interest‑bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the fluctuations in the real/U.S. dollar rate), in each case, for 2009 as compared to 2008:

	Consolidated	Banking	Insurance, Pension Plans and Certificated savings plans
2009/2008
Increase(decrease)
(R$ in millions)
Due to changes in average volume of interest‑bearing liabilities	R$ 6,965	R$ 6,921	—
Due to changes in average interest rates	(14,379)	(14,310)	—
Net change	R$ (7,414)	R$ (7,389)	—

Banking

Our financial expenses decreased by 25.6%, from R$28,882 million in 2008 to R$21,493 million in 2009.  This decrease is related to a reduction in the average interest rate of the average balance of our interest‑bearing liabilities, from 13.0% in 2008 to 7.4% in 2009, mainly due to the 25.5% appreciation of the real against the U.S. dollar in that period, impacting the expenses related to short‑term and long‑term debt.  This effect was mitigated by the increase in financial expenses corresponding to time deposits, which were impacted by the increase in the average volume of those operations, from R$62,233 million to R$99,119 million, representing a 59.3% increase in 2009.

Provision for loan losses

The following table shows changes in our allowance for loan losses, provision for loan losses, loan charge‑offs and loan recoveries for the years ended 2009 and 2008, as well as our provisions‑to‑loans ratio (provisions as a percentage of the average balance of our loans):

	2008	2009	% Change
	(R$ in millions, except %)
Allowance for loan losses at the beginning of the year	R$ 7,769	R$ 10,318	32.8%
Provisions for loan losses	6,651	10,822	62.7
Loan charge‑offs	(5,345)	(8,264)	54.6
Loan recoveries	1,243	1,696	36.4
Allowance for loan losses at the end of the year	R$ 10,318	R$ 14,572	41.2%
Ratio of provision for loan losses to average loans outstanding	4.5%	6.3%

Our allowance for loan losses increased by 41.2%, from R$10,318 million in 2008 to R$14,572 million in 2009.  This increase was mainly due to:

•              the 18.2% increase in the average balance of loan operations, mainly due to the increase in our loan portfolio, mainly operations with individuals; and

‑ 130 ‑

•              the effects of the world financial crisis, which entailed a deterioration in our default rates and greater provisioning needs until September, 2009. Beginning in May, 2009 the Brazilian economy began to recover more quickly, principally influenced by Brazilian government measures to encourage family consumption and to stimulate certain economic sectors. The recovery of the Brazilian economy positively impacted our results since the last quarter of 2009, when our delinquency ratios improved and accordingly, our provision for loan losses decreased.   The main types of loan operations that impacted our allowance for loan losses were: industrial and others, with the allowance for loan losses for these loans increasing from R$ 3.3 billion in 2008  to R$ 5,8 bilhões em 2009 and (ii) leasing operations, with the allowance for loan losses for these loans increasing from R$ 641 million in 2008 to R$ 1.9 billion in 2009.

The calculation of allowance for loan losses comprises an individual analysis of impaired losses and an aggregate loss analysis for groups of homogeneous loans, as it follows:

	December 31
	(R$ in millions)
	2008	2009

Impaired loans	R$ 538	R$ 552
Homogeneous loan losses	9,780	14,020
Total	R$ 10,318	R$ 14,572

The ratio of homogeneous allowance for loan losses to total loans (including non‑performing loans) increased from 5.6% in 2008 to 7.8% in 2009.  This increase reflects the effects of the global financial crisis, which began at the end of 2008, affecting the ability of companies in different sectors of the Brazilian economy to repay debt owed to us, thereby generating greater provisioning needs.  The 9.4% increase in operations with individuals also contributed to increase this index, since these operations have historically had higher risk than operations with corporate customers.

Our level of losses from annual loans, set forth as the value of loan charge-offs to average balance of loan operations, raised from 3.7% in 2008 to 4.8% in 2009. Problem loan recoveries increased by 36.4% and loan charge‑offs increased by 54.6% compared to 2008. In 2009, provision for loans grew 62.7% compared to 2008, increasing our ratio of allowance for loan losses to outstanding loans from 5.9% as of December 31, 2008 to 8.1% in 2009.

We believe that our current allowance for loan losses is sufficient to cover probable losses associated with our portfolio. For more information, see "Item 4.B. Business Overview—Selected Statistical Information—Charge‑offs" and "Item 4.B. Business Overview—Selected Statistical Information—Non‑performing loans and allowance for loan losses."

The amount of changes in allowance for loan losses as a percentage of the total portfolio is consistent with our historical experience with delinquency ratios, charge‑offs and net losses. The changes in the quality of our loan portfolio were the most significant elements when establishing our allowance for loan losses as compared to any other change or trend in non‑performing loans.

Loans granted to individuals presented a 9.4% growth compared to 2008, mainly due to: (i) the 38.0% growth in credit card portfolio; (ii) the 21.4%  increase in mortgages ; and (iii) a 6.6% growth in other financings, principally comprising of vehicle and consumer financing.

With respect to credit to corporate customers, credits assigned to export financing decreased from R$24,130 million in 2008 to R$18,137 million in 2009, a 24.8% drop partially driven by the appreciation of the real against the U.S. dollar, of  25.5% in 2009. The funding portfolios for the construction of properties increased by 34.0%, import financing increased by 14.2% and foreign currency loans increased by 6.8%, in each case, compared to 2008.

For a description of the Central Bank's regulation on loan operations, see "Item 4.B. Business Overview—Regulation and Supervision— Bank regulations— Treatment of credit operations" and note 2(j) to our consolidated financial statements in “Item 18. Financial Statements.”

‑ 131 ‑

Non‑interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non‑interest income for 2008 and 2009.

	Consolidated
	2008	2009	% Change
	(R$ in millions, except %)
Fee and commission income	R$ 8,997	R$ 9,381	4.3%
Net trading gains (losses)	(371)	3,075	-
Net realized gains (losses) on available‑for‑sale securities, net of impairment losses	609	164	(73.1)
Equity in the earnings of unconsolidated companies	597	644	7.9
Insurance premiums	10,963	12,521	14.2
Pension plan income	710	607	(14.5)
Other non‑interest income	2,155	5,342	147.9
Total	R$ 23,660	R$ 31,734	34.1%

	Banking			Insurance, Pension Plans and Certificated savings plans
	2008	2009	% Change	2008	2009	% Change
	(R$ in millions, except %)
Fee and commission income	R$ 7,883	R$ 8,371	6.2%	R$972	R$851	(12.4)%
Net trading gains (losses)	(225)	2,807	-	(146)	265	-
Net realized gains (losses) on available‑for‑sale securities, net of impairment losses	341	(75)	-	268	238	(11.2)
Equity in earnings of unconsolidated companies	554	499	(9.9)	42	146	247.6
Insurance premiums	–	–	–	10,963	12,521	14.2
Pension plan income	–	–	–	710	607	(14.5)
Other non‑interest income	2,011	4,119	104.8	168	1,272	657.1
Total	R$ 10,564	R$ 15,721	48.8%	R$ 12,977	R$ 15,900	22.5%

Banking

Our non‑interest income increased by 48.8%, from R$10,564 million in 2008 to R$15,721 million in 2009.  This increase was mainly due: (i) to the recovery in global financial markets in the second half of 2009, which led to net gains from trading securities, from a R$225 million loss in 2008 to a R$2,807 million gain in 2009; (ii) a 6.2% increase in fee and commission income in 2008, primarily due to the increase in credit card revenues which was impacted by the growth in the card base, from 83.3 million cards in 2008 to 132.8 million cards in 2009, basically as a result of the acquisition of Banco Ibi; and (iii) the 104.8% increase in other non-interest income, impacted by the result of the partial sale of interest held in Cielo, totaling R$2,410 million.

Insurance, pension plans and certificated savings plans

Our non‑interest income increased by 22.5%, from R$12,977 million in 2008 to R$15,900 million in 2009.  This increase was mainly due to: (i) a 14.2% increase in income from insurance premiums, from R$10,963 million in 2008 to R$12,521 million in 2009, mainly due to (a) health products, in respect of which premiums increased R$840 million, from R$5,259 million in 2008 to R$6,099 million in 2009, (b) increase in the premiums for auto, basic line and liability insurance, from R$2,905 million in 2008 to R$3,277 million in 2009 and (c) growth of R$346 million in the premiums of life and casualty insurance, reaching R$3,145 million in 2009 compared to R$2,799 million in 2008; (ii)net gains on trading securities, from a R$146 million loss in 2008 to a R$265 million gain in 2009 due to the recovery of global financial markets in 2009; and (iii) the R$1,104 million in other non-interest income, mainly due to the R$732 million resulting from the exchange of shares with Odontoprev.

Non‑interest expense

The following tables show, on a consolidated and per segment basis, the principal components of our non‑interest expense for 2008 and 2009:

‑ 132 ‑

	Consolidated
	2008	2009	% Change
	(R$ in millions, except %)
Salaries and benefits	R$ (6,880)	R$ (7,404)	7.6%
Administrative expenses	(7,288)	(8,211)	12.7
Amortization of intangible assets	(802)	(660)	(17.7)
Insurance claims	(7,391)	(8,329)	12.7
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(4,225)	(6,008)	42.2
Pension plan operating expenses	(482)	(410)	(14.9)
Insurance and pension plan selling expenses	(1,014)	(1,654)	63.1
Depreciation and amortization	(881)	(1,053)	19.5
Other non‑interest expense	(6,669)	(6,647)	(0.3)
Total	R$ (35,632)	R$ (40,376)	13.3%

	Banking			Insurance, Pension Plans and Certificated savings plans
	2008	2009	% Change	2008	2009	% Change
	(R$ in millions, except %)
Salaries and benefits	R$ (6,130)	R$ (6,615)	7.9%	R$ (570)	R$ (532)	(6.7)%
Administrative expenses	(6,873)	(7,645)	11.2	(682)	(768)	12.6
Amortization of intangible assets	(799)	(660)	(17.1)	(3)	–	–
Insurance claims	–	–	–	(7,391)	(8,329)	12.7
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	–	–	–	(4,225)	(6,008)	42.2
Pension plan operating expenses	–	–	–	(482)	(410)	(14.9)
Insurance and pension plan selling expenses	–	–	–	(1,014)	(1,655)	63.2
Depreciation and amortization	(820)	(1,020)	24.4	(59)	(31)	(47.5)
Other non‑interest expense	(5,998)	(5,614)	(6.4)	(520)	(1,042)	100.4
Total	R$ (20,620)	R$ (21,554)	4.5%	R$ (14,946)	R$ (18,775)	25.6%

Banking

Our non‑interest expense increased by 4.5%, from R$20,620 million in 2008 to R$21,554 million in 2009, due to a 7.9% growth in salaries and benefits expenses, impacted by increased salary levels and the 11.2% growth in our administrative expenses, due to the organic growth and consequent increases in points of sale.

Insurance, pension plans and certificated savings plans

Our non‑interest expense increased by 25.6%, from R$14,946 million in 2008 to R$18,775 million in 2009.  This increase was mainly due to: (i) a 42.2% increase in our provision for insurance, pension plans, certificated savings plans and pension investment contracts from R$4,225 million in 2008 to R$6,008 million in 2009; (ii) a 12.7% increase in insurance claims,  from R$7,391 million in 2008 to R$8,329 million in 2009; and (iii) a 63.2% increase in insurance and pension plan selling expenses, reaching R$1,655 million in 2009, versus R$1,014 million in 2008. Increases in our expenses are the result of our business expansion.

Income tax and social contribution

Income tax in Brazil consists of federal income taxes and the social contribution tax on adjusted income.  See "Item 5.A. Operating Results —Overview—Taxes."  The combined rate of these two taxes was 34.0% up to April 2008.  As of May 2008, the combined rate increased to 40%, due to the raise of the social contribution on adjusted net income rate, from 9% to 15%. Our income tax expenses are composed of current income tax and deferred tax.  Certain amounts of income and expenses are recognized in our statement of income but do not affect our taxable basis.  Similarly, certain amounts of taxable income and deductible expenses are used as a basis to calculate our income taxes but do not affect our statement of income. Additionally, under Brazilian tax regulations, foreign exchange variation from gains and losses of investments abroad are not taxable when the  foreign exchange variation is positive and non-deductible when the foreign exchange variation is negative.

‑ 133 ‑

Income tax expenses changed from revenues of R$401 million in 2008 to expenses of R$4,420 million in 2009.  This variation was mainly due to: (i) income before income tax, social contribution and equity in the earnings in unconsolidated companies in the amount of R$6,873 million, corresponding to a 111.7% growth in the period, reflecting on the tax expense by the statutory rate that increased from R$2,460 million in 2008 to R$5,210 million in 2009 and (ii) the non‑deductible exchange loss on investments abroad, which generated a negative adjustment in 2009 of R$673 million, versus a positive adjustment in 2008 of R$803 million. These effects were partially mitigated by the higher fiscal benefit due to interest on shareholders´ capital paid to shareholders, from R$ 783 million in 2008 to R$ 853 million in 2009.

As a percentage of our income before income taxes, adjusted for nontaxable income of equity in the earnings in unconsolidated companies income tax changed from a 6.5% income in 2008 to a 33.9% expense in 2009.

Net income

As a result of the above, our net income increased by 31.3%, from R$7,018 million in 2008 to R$9,216 million in 2009.

Results of operations for year ended December 31, 2008 compared with the year ended December 31, 2007

The following tables set forth the principal components of our net income for 2008 and 2007, on a consolidated basis and by segment:

	Consolidated
	2007	2008	Percentage change
	(R$ in millions, except %)
Net interest income	R$ 23,771	R$ 25,371	6.7%
Provision for loan losses	(4,616)	(6,651)	44.1
Non‑interest income	25,081	23,660	(5.7)
Non‑interest expense	(32,939)	(35,632)	8.2
Income before income taxes	11,297	6,748	(40.3)
Income tax and social contribution	(3,352)	401	–
Net income before attribution to noncontrolling interest	7,945	7,149	(10.0)
Net income attributed to noncontrolling interest	(37)	(131)	254.1
Parent Company's Net income	R$ 7,908	R$ 7,018	(11.3)%

	Banking			Insurance, Pension Plans and Certificated savings plans
	2007	2008	% Change	2007	2008	% Change
	(R$ in millions, except %)
Net interest income	R$ 17,188	R$ 19,054	10.9%	R$ 6,577	R$ 6,295	(4.3)%
Provision for loan losses	(4,616)	(6,651)	44.1	–	–	–
Non‑interest income	12,884	10,564	(18.0)	11,412	12,977	13.7
Non‑interest expense	(18,751)	(20,620)	10.0	(14,069)	(14,946)	6.2
Income before income taxes	6,704	2,347	(65.0)	3,920	4,326	10.4
Income tax and social contribution	(1,877)	1,970	–	(1,287)	(1,545)	20.0
Net income before attribution to noncontrolling interest	4,827	4,317	(10.6)	2,633	2,781	5.6
Net income attributed to noncontrolling interest	(28)	(42)	50.0	(19)	(89)	368.4
Parent Company's Net income	R$ 4,799	R$ 4,275	(10.9)%	R$ 2,614	R$ 2,692	3.0%

‑ 134 ‑

Net interest income

The following table shows the principal components of our net interest income before provision for loan losses for 2007 and 2008, on a consolidated basis and by segment:

	Consolidated			Banking			Insurance, Pension Plans and Certificated savings plans
	2007	2008	% Change	2007	2008	% Change	2007	2008	% Change
	(R$ in millions, except %)
Interest income	R$ 36,509	R$ 53,803	47.4%	R$ 29,940	R$ 47,936	60.1%	R$ 6,577	R$ 6,295	(4.3)%
Interest expense	(12,738)	(28,432)	123.2	(12,752)	(28,882)	126.5	–	–	–
Net interest income	R$ 23,771	R$ 25,371	6.7%	R$ 17,188	R$ 19,054	10.9%	R$ 6,577	R$ 6,295	(4.3)%

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest‑earning assets and interest‑bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation/depreciation of the real) in each case for 2008 and 2007:

	Consolidated	Banking	Insurance, Pension Plans and Certificated savings plans
2008/2007
Increase (decrease)
(R$ in millions)
Due to changes in average volume of interest‑earning assets and interest‑bearing liabilities	R$ 7,291	R$ 6,527	R$ 916
Due to changes in average interest rates	(5,691)	(4,661)	(1,198)
Net change	R$ 1,600	R$ 1,866	R$ (282)

Banking

Our net interest income increased by 10.9%, from R$17,188 million in 2007 to R$19,054 million in 2008.  This increase was mainly due to a 41.1% increase in the average volume of interest‑earning assets, which in turn was mainly due to a 38.8% increase in the average volume of outstanding loans, a 40.9% increase in the average volume of federal funds sold and securities purchased under agreements to resell, and a 74.8% increase in trading securities.  The increase in our net interest income was partially offset by a 44.0% increase in the average volume of interest‑bearing liabilities, which in turn was mainly due to an increase of 80.9% in time deposits, 44.3% increase in federal funds purchased and securities sold under agreements to repurchase, a 25.2% increase in long‑term debt and a 19.3% increase in savings deposits.

As a percentage of average interest‑earning assets, our net interest income decreased from 9.4% in 2007 to 7.4% in 2008.  This decrease was mainly due to market volatility, a decrease in our operations' spread and an increase in the average volume of interest‑bearing assets.

Insurance, pension plans and certificated savings plans

Our net interest income decreased by 4.3%, from R$6,577 million in 2007 to R$6,295 million in 2008.  This decrease was mainly due to a 12.6% decrease in interest earned on trading securities, which in turn was mainly due to a higher volatility in the financial and capital markets in the second half of 2008.  This decrease was partially offset by a 17.5% increase in our average balance of trading securities, which in turn was mainly due to an increase in funds from sales of our pension investment contracts VGBL and PGBL in 2008 and a 10.0% increase in our average balance of securities available‑for‑sale.

As a percentage of average interest‑earning assets, our net interest income decreased from 11.0% in 2007 to 9.2% in 2008.

‑ 135 ‑

Interest income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our average interest‑earning assets and the average interest rates earned in 2008 and 2007:

	Consolidated
	2007	2008	% Change
	(R$ in millions, except %)
Average balance of interest‑earning assets:
Loans	R$ 105,470	R$ 146,404	38.8%
Federal funds sold and securities purchased under agreements to resell	33,299	46,893	40.8
Trading securities	52,787	72,789	37.9
Available‑for‑sale securities	21,760	24,727	13.6
Held to maturity securities	2,762	3,458	25.2
Interest earning deposits in other banks	7,635	8,360	9.5
Brazilian Central Bank compulsory deposits	18,858	24,590	30.4
Other interest‑earning assets	716	648	(9.5)
Total	R$ 243,287	R$ 327,869	34.8%
Average interest rate earned	15.0%	16.4%

	Banking			Insurance, Pension Plans and Certificated savings plans
	2007	2008	% Change	2007	2008	% Change
	(R$ in millions, except %)
Average balance of interest–earning assets:
Loans	R$ 105,470	R$ 146,404	38.8%	–	–	–
Federal funds sold and securities purchased under agreements to resell	30,346	42,746	40.9	R$ 2,953	R$ 3,456	17.0%
Trading securities	18,590	32,501	74.8	34,143	40,123	17.5
Available–for–sale securities	2,541	3,358	32.2	19,219	21,144	10.0
Held to maturity securities	479	707	47.6	2,283	2,751	20.5
Interest earning deposits in other banks	6,389	7,740	21.1	1,246	620	(50.2)
Brazilian Central Bank compulsory deposits	18,858	24,590	30.4	–	–	–
Other interest–earning assets	716	648	(9.5)	–	–	–
Total	R$ 183,389	R$ 258,694	41.1%	R$ 59,844	R$ 68,094	13.8%
Average interest rate	16.3%	18.5%		11.0%	9.2%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview—Selected Statistical Information—Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest income was attributable to changes in the average volume of interest‑earning assets, and how much was attributable to changes in average interest rates (including the effects of the fluctuation of the real), in each case for the year 2008 as compared to the year 2007:

	Consolidated	Banking	Insurance, Pension Plans and Certificated savings plans
2008/2007
Increase (reduction)
(R$ in millions)
Due to changes in average volume of interest‑earning	R$ 13,946	R$ 13,254	R$ 916
Due to changes in average interest rates	3,348	4,742	(1,198)
Net change	R$ 17,294	R$ 17,996	R$ (282)

Banking

Our interest income increased by 60.1%, from R$29,940 million in 2007 to R$47,936 million in 2008.  This increase was mainly due to an increase in interest income from loan transactions, an increase in revenues from federal funds sold and securities purchased under agreements to resell and an increase in trading securities.

‑ 136 ‑

Our interest income from loan transactions increased by 48.9%, from R$22,608 million in 2007 to R$33,662 million in 2008.  This increase was mainly due to a 38.8% increase in the average balance of loans, from R$105,470 million in 2007 to R$146,404 million in 2008, which in turn was mainly due to (i) an increase in personal loans, mainly in the "Leasing" and "Personal Credit" lines, as a result of our strategy to expand our loan transactions, as we take advantage of growing consumption in Brazil, and (ii) an increase in the volume of loan to corporate clients, mainly "Foreign Transactions," "Leasing" and "Working Capital" lines, as a result of the growth in Brazilian economy.  The increase in loan transactions was affected by the global economic crisis during the fourth quarter of 2008.

Our interest income from federal funds sold and securities purchased under agreements to resell increased by 101.9%, from R$3,202 million in 2007 to R$6,465 million in 2008.  This increase was mainly due to an increase in the average volume of such operations, R$30,346 million in 2007 to R$42,746 million in 2008, which in turn was mainly due to an increase in funded status.

Our interest income from trading securities increased by 146.6%, from R$1,701 million in 2007 to R$4,194 million in 2008.  This increase was mainly due to an increase in the average volume in trading securities, from R$18,590 million in 2007 to R$32,501 million in 2008.

Insurance, pension plans and certificated savings plans

Our interest income decreased by 4.3%, from R$6,577 million in 2007 to R$6,295 million in 2008.  This decrease was mainly due a 12.6% decrease in our interest income from trading securities, which in turn was due to a higher volatility in the financial and capital markets in the second half of 2008.  This decrease was partially offset by a 17.5% increase in the average balance of our trading securities, which in turn was mainly due to an increase in funds from sales of our pension investment contracts VGBL and PGBL in 2008 and a 10.0% increase in our available‑for‑sale securities.

Interest expense

The following table shows the principal components of our average interest‑bearing liabilities and the average interest rates paid on those liabilities in 2008 and 2007, all of which are in the banking segment:

	Consolidated
	2007	2008	% Change
	(R$ in millions, except %)
Average balance of interest‑bearing liabilities:
Savings deposits	R$ 28,958	R$ 34,538	19.3%
Time deposits	34,388	62,233	81.0
Federal funds purchased and securities sold under agreements to repurchase	51,384	74,139	44.3
Short‑term borrowings	6,892	10,252	48.8
Long‑term debt	32,305	40,445	25.2
Deposits from financial institutions	223	404	81.2
Total	R$ 154,150	R$ 222,011	44.0%
Average interest rate paid	8.3%	12.8%

	Banking			Insurance, Pension Plans and Certificated savings plans
	2007	2008	% Change	2007	2008	% Change
	(R$ in millions, except %)
Average balance of interest–bearing liabilities:
Savings deposits	R$ 28,958	R$ 34,538	19.3%	–	–	–
Time deposits	34,411	62,233	80.9	–	–	–
Federal funds purchased and securities sold under agreements to repurchase	51,384	74,139	44.3	–	–	–
Short–term borrowings	6,892	10,252	48.8	–	–	–
Long–term debt	32,305	40,445	25.2	–	–	–
Deposits from financial institutions	223	404	81.2	–	–	–
Total	R$ 154,173	R$ 222,011	44.0%	–	–	–
Average interest rate paid	8.3%	13.0%		–	–

‑ 137 ‑

For further information on average interest rates by type of liability, see "Item 4.B. Business Overview—Selected Statistical Information—Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest expense was attributable to changes in the average volume of interest‑bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the fluctuation of the real), in each case, for 2008 as compared to 2007:

	Consolidated	Banking	Insurance, Pension Plans and Certificated savings plans
2008/2007
Increase (reduction)
(R$ in millions)
Due to changes in average volume of interest‑bearing liabilities	R$ 6,655	R$ 6,727	–
Due to changes in average interest rates	9,039	9,403	–
Net change	R$ 15,694	R$ 16,130	–

Banking

Our interest expense increased by 126.5%, from R$12,752 million in 2007 to R$28,882 million in 2008.  This increase was mainly due a 44.0% increase in the average volume of interest‑bearing liabilities, which in turn was mainly due to a 80.9% increase in our average balance of time deposits, from R$34,411 million in 2007 to R$62,233 million in 2008, and a 44.3% increase in federal funds purchased and securities sold under agreements to repurchase, from R$51,384 million in 2007 to R$74,139 million in 2008.

Provision for loan losses

The following table shows changes in our allowance for loan losses, provision for loan losses, loan charge‑offs and loan recoveries for the years ended 2008 and 2007, as well as our provisions‑to‑loans ratio (provisions as a percentage of the average balance of our loans):

	2007	2008	% Change
	(R$ in millions, except %)
Allowance for loan losses at the beginning of the year	R$ 6,552	R$ 7,769	18.6%
Provisions for loan losses	4,616	6,651	44.1
Loan charge‑offs	(4,281)	(5,345)	24.9
Loan recoveries	882	1,243	40.9
Allowance for loan losses at the end of the year	R$ 7,769	R$ 10,318	32.8%
Ratio of provision for loan losses to average loans outstanding	4.4%	4.5%

Our allowance for loan losses increased by 32.8%, from R$7,769 million in 2007 to R$10,318 million in 2008.  This increase was mainly due to:

•              a 38.8% increase in our average balance of outstanding loans, which in turn was mainly due to an increase in our loan portfolio,

•              the impact on our loan portfolio of the depreciation of the real, and

•              the slowdown in the Brazilian economy, especially in the last quarter of 2008.

The calculation of allowance for loan losses comprises an individual analysis of impaired loans and aggregate loss analysis for groups of homogenous loans, as follows:

‑ 138 ‑

	December 31,
	(R$ in millions)
	2007	2008
Impaired loans	R$ 187	R$ 538
Homogenous loan losses	7,582	9,780
Total	R$ 7,769	R$ 10,318

Despite the total increase in allowance for loan losses, the ratio of allowance for homogenous loan losses to total loans (including non‑performing loans) changed slightly, from 5.7% in 2007 to 5.6% in 2008.  The main reason for the stability of the ratio is that, although the year of 2008 (particularly the second half) was characterized by higher volatility in the financial and capital markets, the increase of our total amount of allowance for loan losses in 2008 was mainly due to the increase in the volume of our outstanding loans.  The increase in our commercial loans to corporations portfolio was higher than the increase on our loans to individuals portfolio.  Based on our past experience, commercial loans to corporations perform better than loans to individuals, demanding lower levels of provisions for loans.

Our level of annual loan losses, calculated as the value of loan charge‑offs as a percentage of the average balance of outstanding loans, decreased from 4.1% in 2007 to 3.7% in 2008. Recoveries of non‑performing loans increased by 40.9% and loan charge‑offs increased by 24.9%, as compared to 2007.  In 2008, the provision for loan losses increased by 44.1%, as compared to 2007.  The increase in the allowance for loan losses increased the level of our expenses with allowance for loan losses for outstanding loans by 5.8% as of December 31, 2007 to 5.9% as of December 31, 2008.

We believe that our current allowance for loan losses is sufficient to cover probable losses associated with our portfolio.  For more information, see "Item 4.B. Business Overview—Selected Statistical Information—Charge‑offs" and "Item 4.B. Business Overview—Selected Statistical Information— Non‑performing loans and allowance for loan losses."

We believe that the amount of, and the variation in, our allowance for loan losses, as a percentage of the total portfolio, are consistent with our historical experience with delinquency ratios, charge‑offs and net losses. Adjustments in the quality of our loan portfolio were the most significant component to determining our allowances for loan losses than any change or trend in non‑performing loans.

Commercial loans to corporations had a better performance than those to individuals in 2008, mainly foreign trade‑oriented transactions, export transactions, transactions with our branches and offices abroad, and working capital transactions.  In the corporate segment, loans classified as "industrial and other loans" increased by 39.9% as a percentage of our loan portfolio, from 34.2% in 2007 to 36.5% in 2008.  This decrease was mainly due to an increase in the loan to large companies.

Loans to individuals were also adversely affected by the volatility in the financial and capital markets in the second half of 2008. Credit classified as "other financing" decreased by 9.2%, mainly due to a decrease in other types of loans. Credit classified as "other financing" represented 21.4% of our total loan operations in 2008, compared with 31.0% in 2007. Financing and leasing operations, basically for vehicles, increased by 150.2%, from 6.2% of the total of outstanding loans in 2007 to 11.8% in 2008, which was mainly due to a higher demand for this type of credit.

For a description of the Central Bank's regulation of lending operations, see "Item 4.B. Business Overview—Regulation and Supervision—Bank regulations— Treatment of credit operations" and note 2(j) to our consolidated financial statements in “Item 18. Financial Statements.”

Non‑interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non‑interest income for 2007 and 2008.

‑ 139 ‑

	Consolidated
	2007	2008	% Change
	(R$ in millions, except %)
Fee and commission income	R$ 7,819	R$ 8,997	15.1%
Net trading gains (losses)	3,694	(371)	—
Net realized gains (losses) on available‑for‑sale securities, net of impairment losses	1,456	609	(58.2)
Equity in the earnings of unconsolidated companies	407	597	46.7
Insurance premiums	8,843	10,963	24.0
Pension plan income	555	710	27.9
Other non‑interest income	2,307	2,155	(6.6)
Total	R$ 25,081	R$ 23,660	(5.7)%

	Banking			Insurance, Pension Plans and Certificated savings plans
	2007	2008	% Change	2007	2008	% Change
	(R$ in millions, except %)
Fee and commission income	R$ 6,994	R$ 7,883	12.7%	R$ 712	R$ 972	36.5%
Net gains (losses) on trading securities	3,585	(225)	–	60	(146)	–
Net realized gains (losses) on available–for–sale securities, net of impairment losses	425	341	(19.8)	1,016	268	(73.6)
Equity in earnings of unconsolidated companies	451	554	22.8	(39)	42	–
Insurance premiums	–	–	–	8,843	10,963	24.0
Pension plan income	–	–	–	555	710	27.9
Other non–interest income	1,429	2,011	40.7	265	168	(36.6)
Total	R$ 12,884	R$ 10,564	(18.0)%	R$ 11,412	R$ 12,977	13.7%

Banking

Our non‑interest income decreased by 18.0%, from R$12,884 million in 2007 to R$10,564 million in 2008.  This decrease was mainly due to a decrease in our trading securities given market volatility during the second half of 2008, and which was partially offset by an increase in the fee and commission income, which in turn was mainly due to an increase in our income from credit card transactions.

Insurance, pension plans and certificated savings plans

Our non‑interest income increased by 13.7%, from R$11,412 million in 2007 to R$12,977 million in 2008.  This increase was mainly due to a 24.0% increase in income from insurance premiums, from R$8,843 million in 2007 to R$10,963 million in 2008, which in turn was mainly due to an increase in the volume of life and health insurance products sold.  This increase was partially offset by a decrease in net gains on trading securities, which in turn was due to the volatility in the financial and capital markets in the second half of 2008.

Non‑interest expense

The following tables show, on a consolidated and per segment basis, the principal components of our non‑interest expense for 2007 and 2008:

	Consolidated
	2007	2008	% Change
	(R$ in millions, except %)
Salaries and benefits	R$ (6,769)	R$ (6,880)	1.6%
Administrative expenses	(6,236)	(7,288)	16.9
Amortization of intangible assets	(620)	(802)	29.4
Insurance claims	(6,012)	(7,391)	22.9
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(4,981)	(4,225)	(15.2)
Pension plan operating expenses	(478)	(482)	(0.8)
Insurance and pension plan selling expenses	(1,157)	(1,014)	(12.4)
Depreciation and amortization	(746)	(881)	18.1
Other non‑interest expense	(5,940)	(6,669)	12.3
Total	R$ (32,939)	R$ (35,632)	8.2%

‑ 140 ‑

	Banking			Insurance, Pension Plans and Certificated savings plans
	2007	2008	% Change	2007	2008	% Change
	(R$ in millions, except %)
Salaries and benefits	R$ (6,094)	R$ (6,130)	0.6%	R$ (510)	R$ (570)	11.8%
Administrative expenses	(5,856)	(6,873)	17.4	(585)	(682)	16.6
Amortization of intangible assets	(616)	(799)	29.7	(4)	(3)	(25.0)
Insurance claims	—	—	—	(6,013)	(7,391)	22.9
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	—	—	—	(4,981)	(4,225)	(15.2)
Pension plan operating expenses	—	—	—	(478)	(482)	(0.8)
Insurance and pension plan selling expenses	—	—	—	(1,157)	(1,014)	(12.4)
Depreciation and amortization	(694)	(820)	18.2	(49)	(59)	20.4
Other non–interest expense	(5,491)	(5,998)	9.1	(292)	(520)	78.1
Total	R$ (18,751)	R$ (20,620)	10.0%	R$ (14,069)	R$ (14,946)	6.2%

Banking

Our non‑interest expense increased by 10.0%, from R$18,751 million in 2007 to R$20,620 million in 2008.  This increase was mainly due to a 17.4% increase in our administrative expenses, from R$5,856 million in 2007 to R$6,873 million in 2008, which in turn was mainly due to the expansion of our services, an increase in the volume of our banking business and investments to improve our technology systems.

Insurance, pension plans and certificated savings plans

Our non‑interest expense increased by 6.2%, from R$14,069 million in 2007 to R$14,946 million in 2008. This increase was mainly due to an increase in our insurance claims, from R$6,013 million in 2007 to R$7,391 million in 2008, which in turn was due to an increase in sales. Our insurance lines that presented more claims were: (i) health with R$989 million; (ii) life with R$209 million, of which R$100 million corresponds to the expansion of claims incurred but not reported, whose calculation methodology was changed from five to seven years; (iii) basic lines with R$72 million, of which R$40 million corresponds to losses from the floodings in the State of Santa Catarina; and (iv) vehicles with R$20 million.

Taxes on Income

Taxes on income in Brazil consist of federal income taxes and the social contribution tax on adjusted income.  See "Item 5.A. Operating Results —Overview—Taxes."  The combined rate of these two taxes was 34.0% until April 2008.  As of May 2008, the combined rate increased to 40%, due to an increase in the social contribution rate on adjusted net income from 9% to 15%.

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

As a percentage of our income before income taxes, adjusted for nontaxable income of unconsolidated companies, taxes on income changed from an expense of 30.8% in 2007 to an income of 6.5% in 2008.

Net Income

As a result of the foregoing, our net income decreased by 11.3%, from R$7,908 million for 2007 to R$7,018 million for 2008.

‑ 141 ‑

5.B         Liquidity and Capital Resource

Asset and liability management

Our general policy on asset and liability management is to manage interest rate, liquidity, foreign exchange and maturity risks in order to maximize our net income from financial operations and our return on assets and equity, in light of our internal risk management policies, and maintain adequate levels of liquidity and capital.

As part of our asset and liability management, we seek to avoid material mismatches between assets and liabilities by matching, to the extent possible, the maturity, currency and interest rate structure of the loans we extend to the terms of the transactions under which we fund such loans.  Subject to our policy constraints, from time to time we take mismatched positions as to interest rates, maturities and, in more limited circumstances, foreign currencies, when we believe such positions are justified in view of market conditions and prospects.

We monitor our asset and liability position in accordance with Central Bank requirements and guidelines.  The treasury committee of our senior management meets on a weekly basis to:

•              present and discuss the transactions conducted by us during the previous week;

•              present the exposure in each item of our portfolio, to factors such as fixed rates, floating rates, foreign currency and exchange rates;

•              establish exposure limits based on our evaluation of the risks presented by our currency, term and rate gap positions and current market volatility levels;

•              establish asset allocation and funding policies; and

•              decide on the maturity terms of our assets and liabilities.

In making such decisions, our senior management evaluates not only our exposure limits for each market segment and product, but also market volatility levels and the extent to which we are exposed to market risk through interest, maturity, liquidity and currency mismatches.  It also considers other potential risks, as well as the liquidity of the market, our institutional needs and perceived opportunities for gain.  The committee holds special meetings as needed in response to unexpected macroeconomic changes.

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

Our treasury department acts as a support center for our different business segments by managing our funding and liquidity positions, and executing our investment objectives in accordance with our asset and liability management policies.  It is also responsible for setting the rates for our different products, including exchange and interbank transactions.  The treasury department covers any funding shortfall through borrowing in the interbank market.  It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations.

Our principal sources of financing are:

•              demand, savings, time and deposits from financial institutions; and

‑ 142 ‑

•              short‑term  and long‑term borrowings, part of which is denominated in foreign currencies.

The following table shows the average balance and average real interest rates of our sources of funding (interest‑bearing, as well as non‑interest bearing) in the periods indicated:

	2007			2008			2009
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
	(R$ in millions, except %)
Deposits from financial institutions	R$ 223	0.1%	14.8%	R$ 404	0.1%	19.8%	R$ 594	0.1%	11.3%
Savings deposits	28,958	11.1	6.9	34,538	10.1	7.1	39,349	9.3	6.2
Time deposits	34,388	13.1	10.2	62,233	18.2	11.4	99,119	23.4	9.0
Interest‑bearing liabilities:
Federal funds purchased and securities sold under agreements to repurchase	51,384	19.6	10.8	74,139	21.7	12.4	92,759	21.9	9.4
Short‑term borrowings	6,892	2.6	(10.5)	10,252	3.0	47.8	10,798	2.5	(20.3)
Long‑term debt	32,305	12.4	7.3	40,445	11.8	11.7	48,200	11.4	6.4
Total interest‑bearing liabilities	154,150	58.9	8.3%	222,011	64.9	12.8%	290,819	68.6	7.2%
Non‑interest‑bearing liabilities:
Demand deposits	22,311	8.5		26,305	7.7		28,171	6.6
Other non‑interest‑bearing liabilities(1)	85,091	32.6		93,862	27.4		105,159	24.8
Total non‑interest‑bearing liabilities	107,402	41.1		120,167	35.1		133,330	31.4
Total liabilities	R$ 261,552	100.0%		R$ 342,178	100.0%		R$ 424,149	100.0%

(1)       Other non‑interest‑bearing liabilities, whose primary components are technical reserves for insurance, pension plans, certificated savings plans, pension plan investment agreements and provision for contingent liabilities, are not a source of funding.

Deposits are our most important source of funding, accounting for 32.8% of average total liabilities in 2007, compared to 36.1% in 2008 and 39.4% in 2009.  Our deposits balance over these years progressed in the following manner:

•              In 2007, the average balance of our deposits increased by 10.6% as compared to 2006.  As a percentage of average balance of liabilities, the average balance of our deposits decreased from 37.6% in 2006 to 32.8% in 2007, mainly due to an increase in other funding sources, especially a 84.7% increase in federal funds purchased and securities sold under agreements to repurchase and a 25.2% increase in the average balance of other non-interest-bearing;

•              In 2008, the average balance of our deposits increased by 43.8%, as compared to 2007.  As a percentage of average balance of liabilities, the average balance of our deposits increased from 32.8% in 2007 to 36.1% in 2008, mainly due to the increase of 81.0% in time deposits; and

•              In 2009, the average balance of deposits increased 35.4%, compared to 2008.  As a percentage of the liability balance, the average balance of our deposits increased from 36.1% in 2008 to 39.4% in 2009, mainly due to the 59.3% increase in time deposits.

Short‑term and long‑term borrowings, one our most important sources of funding, accounted for 15.0% of total average liabilities in 2007, compared to 14.8% in 2008 and 13.9% in 2009. Our average balance of short‑term and long‑term borrowings increased; however, it decreased as a percentage of total liabilities, mainly due to the increase in other funding sources, mainly time deposits.

The following table shows our sources of funding and liquidity as of December 31, 2009:

‑ 143 ‑

	December 31, 2009
	(R$ in millions)	% of total
Deposits from financial institutions	R$752	0.2%
Savings deposits	44,162	9.8
Time deposits	90,537	20.1
Federal funds purchased and securities sold under agreements to repurchase	108,357	24.0
Short‑term borrowings	7,976	1.8
Long‑term debt	50,817	11.3

Total interest‑bearing liabilities	302,601	67.2
Demand deposits	35,664	7.9
Other non‑interest‑bearing liabilities(1)	112,440	24.9

Total non‑interest‑bearing liabilities	148,104	32.8

Total liabilities	R$450,705	100.0%

(1)        Other non‑interest‑bearing liabilities, whose primary components are technical reserves for insurance, pension plans, certificated savings plans, pension plan investment agreements and provision for contingent liabilities, are not a source of funding.

Deposits

Deposits accounted for approximately 38.0% of total liabilities at December 31, 2009.  Our deposits consist primarily of real‑denominated, interest‑bearing time and savings deposits and real‑denominated, non‑interest‑bearing demand deposits.  The increase in the average balances of our time, savings and demand deposits from December 31, 2008 through December 31, 2009 was due to the increase in our client base.  At December 31, 2008, we had approximately 20.1 million checking account holders and 35.8 million savings account holders, compared to approximately 20.9 million checking account holders and 37.7 million savings accounts at December 31, 2009.  For additional information regarding our deposits, see "Item 4.B. Business Overview—Selected Statistical Information—Maturity of deposits."

Federal funds sold and securities purchased under agreements to resell

Federal funds sold and securities purchased under agreements to resell consist mainly of funds we obtained from financial institutions in the market by selling securities with agreements to repurchase.

On December 31, 2009, we had federal funds sold and securities purchased under agreements to resell in the amount of R$82,146 million, a R$35,196 million increase as compared to December 31, 2008.

On December 31, 2008, we had federal funds sold and securities purchased under agreements to resell in the amount of R$46,950 million, an increase of R$6,349 million, as compared to December 31, 2007.

The increase presented in the periods above reflects the increase in our money market transactions in order to increase our liquidity.

Short‑term borrowings

Our short‑term borrowings in foreign currencies consist primarily of lines obtained from banking correspondents for import and export financings, as well as issuances of short‑term debt securities.  We have consistently had access to short‑term borrowings on market terms.

We do not have any unused credit lines, credit facilities or portions thereof due to the fact that we do not maintain any pre‑approved credit lines with other financial institutions.

Our credit facilities could be impacted by various factors, including downgrades in our rating, fluctuations in Brazilian exchange rates and base interest rates, increased rates of inflation, currency devaluations and adverse developments in the Brazilian and world economies.  For a further discussion of risks that could have an adverse effect on our credit facilities, see "Item 3.D. Risk Factors—Macroeconomic risks " and " Item 3.D. Risk Factors —Risks relating to Bradesco  and the Brazilian banking industry."

‑ 144 ‑

On December 31, 2009, we had short‑term borrowings (up to 360 days) amounting to R$7,976 million, a decrease of R$5,873 million in relation to December 31, 2008.  Our short‑term borrowings decreased as a demand for imports and exports financing, which we financed by means of short‑term borrowings, dropped by 56.6%, from R$10,958 million on December 31, 2008 to R$4,761 million on December 31, 2009.  The balance of our commercial papers denominated in and indexed to U.S. dollar increased by 11.2%, from R$2,890 million on December 31, 2008 to R$3,214 million on December 31, 2009. We also highlight that the variation in the period is being impacted by the 25.5% appreciation of real against the U.S. dollar.

On December 31, 2008, we had short‑term borrowings (with maturities up to 360 days) totaling R$13,849 million, an increase of R$5,860 million as compared to December 31, 2007.  Our short‑term borrowings increased as demand for financing import and export, which we finance through short‑term borrowings, increased 80.4%, from R$6,073 million on December 31, 2007 to R$10,958 million, on December 31, 2008.  The balance of our U.S. dollar‑denominated and indexed commercial papers increased 50.9%, from R$1,915 million on December 31, 2007 to R$2,890 million, on December 31, 2008.

Basically all of our import and export finance credit lines from banking correspondents are U.S. dollar‑denominated.  We have historically funded a substantial portion of our foreign‑currency trade operations from foreign‑currency credit lines with these banking correspondents.

For additional information on our short‑term borrowings, see "Item 4.B. Business Overview—Selected Statistical Information—Federal funds purchased and securities sold under agreements to repurchase and short‑term borrowings" and "Item 11. Quantitative and Qualitative Disclosure about Market Risk – Sensitivity analysis."

Long‑term debt

We classify as "long‑term" all borrowings not classified as short‑term. Long‑term debt consist primarily of funds borrowed for local onlendings, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities and equipment, as well as our subordinated notes, Euronotes and foreign currency loans.

As of December 31, 2009, the value of our long‑term debt increased to R$50,817 million, from R$47,255 million as of December 31, 2008.  The increase in our long‑term debt was mainly due to: (i) the R$3,546 million increase in our subordinated debt and the R$1,813 million increase in our funding of internal fund onlendings.  This increase was offset by a R$1,085 million decrease in securities issued by means of securitization of money orders and receivables from credit card bills.

As of December 31, 2008, the amount of our long‑term debt increased from R$38,915 million to R$47,255 million as of December 31, 2008.  The increase in our long‑term debt was basically due to: (i) the increase of R$3,399 million in our subordinated debt; (ii) the increase of R$5,008 million in our funding of internal fund onlendings; and (iii) the increase of R$2,808 million in securities issued by means of securitization of money orders and receivables from credit card bills, as a result of new issuances in 2008.

Medium and long‑term securities issuance is also included in our long‑term debt, including through our medium‑term note program.  This program permits us to issue up to US$2.5 billion (or its equivalent in other currencies) of medium‑term notes through our branches in Grand Cayman and New York and through our headquarters in Brazil.  The program provides that the notes are unsecured, unsubordinated obligations and rank on the same level as all our present and future unsecured and unsubordinated external debt.  We may offer the notes issued under the program for sale to qualified institutional buyers in the United States under the Rule 144A of the Securities Act or to non‑U.S. persons outside the United States in accordance with Regulation S of the Securities Act.

We had US$100 million outstanding notes as of December 31, 2009 and US$100 million outstanding notes on December 31, 2008 issued under our medium‑term securities program.  On December 31, 2009, outstanding securities were issued during 2005 and earn interest at a fixed rate. Even though the program allows us the issuance of up to US$2.5 billion in medium‑term securities, our ability to issue the remaining balance under the program depends on whether there is a demand for these resources.

‑ 145 ‑

In August 2003, we issued two series of notes due in 2010, in an aggregate amount of US$400.0 million, and, in July 2004, we issued a new series of notes due in 2012, in an aggregate amount of US$100.0 million.  The notes are secured by future flows of payment orders we receive from abroad.  In August 2005, we redeemed in advance one of the series issued in 2003 in the amount of US$200.0 million.  In 2007, we issued four new series due in 2014, two of which were issued in June 2007 in an aggregate amount of US$500 million and the remainder was issued in December 2007 in an aggregate amount of US$400 million.  In March 2008, we issued a new series in the amount of US$500 million with maturity for 2015, subject to annual revision of grace period.  In December 2008, we issued a new series in the amount of US$500 million with maturity for February 2015.  In 2009, we issued four new series totaling US$300 million due in November 2014, February 2015, February 2017 and February 2020.  Out of the outstanding series as of December 31, 2009, the 2003, 2004 series and two series issued in 2009 bear fixed interest rates.

In December 2001, April 2002, October 2003, April 2004 and September 2009, we issued, through our branch in Grand Cayman, subordinated debt securities with a 10‑year maturity, in the amounts of US$150 million, JP¥17.5 billion, US$500 million, EUR225 million and US$750 million, respectively.  In June 2005, we issued US$300 million in non‑cumulative junior subordinated perpetual bonds, on which we pay interest at a fixed rate on a quarterly basis. In June, 2010 we exercised our full call option.

We use the proceeds of our long‑term debt issuances for general onlending purposes, principally to our Brazilian clients.  The difference between the interest we pay on our borrowings and the interest we charge our clients, known as the "spread," is related to the term of the loans, our assessment of the client risk and the general condition of the Brazilian economy.  With the exception of our local onlendings, there are no regulatory restrictions on the use of our borrowings.

For additional information on our long‑term debt, see "Item 11. Quantitative and Qualitative Disclosure about Market Risk—Sensitivity analysis" and note 14 to our consolidated financial statements in “Item 18. Financial Statements.”

Brazilian Central Bank compulsory deposits

The Central Bank requires us, as a financial institution, either to deposit a determined amount of funds with the Central Bank or to purchase and hold Brazilian federal treasury securities.  We cannot use these compulsory deposits for any other purpose.  The Central Bank determines the interest to be paid on these deposits, if any.  For more information on compulsory deposit requirements, see "Item 4.B. Business Overview—Deposit‑taking activities."

As of December 31, 2009, the balance of our compulsory deposits increased by 23.9%, from R$26,384 million as of December 31, 2008 to R$32,696 million as of December 31, 2009, mainly due to the increase in the average volume of deposits funded, highlighting time deposit.

As of December 31, 2008, the balance of our compulsory deposits decreased by 17.1%, from R$31,813 million as of December 31, 2007 to R$26,384 million as of December 31, 2008, due to the decrease in the compulsory deposits rate.

Sources of additional liquidity

In some limited circumstances, we may obtain emergency funds from the Central Bank through a transaction referred to as "redesconto."  A redesconto is a loan from the Central Bank to a financial institution, which loan is guaranteed by Brazilian government securities owned by the financial institution.  The amount of federal government securities held by the financial institution as trading securities limits the amount of the redesconto transaction.  We have never obtained funds from the Central Bank through redesconto transactions for liquidity purposes.  As of December 31, 2009, we had available R$44,101 million in Brazilian government securities as trading securities that could be used for this purpose.

‑ 146 ‑

Cash flow

During 2007, 2008 and 2009, the primary influence on our cash flow was the changes in the Brazilian economic environment.  The following table shows the principal variations in cash outflows during the periods indicated:

	2007	2008	2009
Net cash provided by (used in) operating activities	R$ 18,995	R$ (28,299)	R$ 18,821
Net cash used in investing activities	(44,384)	(37,854)	(27,429)
Net cash provided by financing activities	54,111	83,619	35,028

Net increase (decrease) in cash and cash equivalents	R$ 28,722	R$ 17,466	R$ 26,420

2007

During 2007, we had a net increase of R$28,722 million in cash and cash equivalents, as a result of R$18,995 million from our operating activities and R$54,111 million from our financing activities, which was partially offset by the utilization of R$44,384 million in our investment activities.

The utilization of cash in our investment activities in 2007 mainly resulted from the utilization of R$6,658 million for the acquisition of available‑for‑sale securities, R$35,363 million in credit operations and R$4,875 million in Brazilian Central Bank compulsory deposits and was offset by R$3,094 million generated by the sale of available‑for‑sale securities.

The cash generated by our financing activities in 2007 basically resulted from a net increase of R$26,140 million in our transactions involving  federal funds purchased and securities sold under agreements to repurchase, as well as the net increase of R$14,588 million in funding of deposits, mainly demand deposits and increase in our long‑term loans of R$7,650 million, net of respective payments.

2008

During 2008, we had a net increase of R$17,466 million in cash and cash equivalents, as a result of R$83,619 million from our financing activities, partially offset by R$(28,299) million in our operating activities, and by the utilization of R$(37,854) million in our investment activities.

The utilization of cash in our investment activities in 2008 mainly resulted from the utilization of R$4,878 million for the acquisition of available‑for‑sale securities, R$46,315 million in credit operations, which was offset by R$10,338 million in Brazilian Central Bank compulsory deposits, and by R$4,715 million generated by the sale of available‑for‑sale securities.

The cash generated by our financing activities in 2008 basically resulted from a net increase of R$64,678 million in our funding of deposits, mainly time deposits and increase of our short‑term and long‑term loans of R$12,670 million, net of respective payments and R$5,715 million referring to the increase in federal funds purchased and securities sold under agreements to repurchase.

2009

During 2009, we had a net increase of R$ 26,420 million in cash and cash equivalents, due to the R$35,028 million from our financing activities, and R$18,821 million from our operating activities, offset by the R$(27,429) million used in from our investment activities.

The use of cash in our investment activities in 2009 resulted primarily from the use of R$21,347 million for the acquisition of available‑for‑sale securities, from the use of R$9,750 million in loan operations, and the net increase of R$4,723 million in Brazilian Central Bank compulsory deposits, offset by R$8,614 million generated in the sale of available‑for‑sale securities and R$2,559 million from the sale of non‑consolidated investments.

The cash generated by our financing activities in 2009 resulted primarily from a net increase of R$2,387 million in deposit‑taking activities, mainly time deposits, and the R$33,526 million increase in our federal funds purchased and securities sold under agreements to repurchase, offset by a decrease in our short-term and long-term debt in the amount of R$1,719 million, net of the respective payments.

‑ 147 ‑

Capital compliance

The Basel I Accord requires banks to have a ratio of capital to risk‑weighted assets of a minimum of 8.0%.  At least half of total capital must consist of Tier I capital.  Tier I, or core capital, includes equity capital less certain intangibles.  Tier II capital includes asset revaluation reserves, general allowance for loan losses and subordinated debt, subject to some limitations.  This ratio should be calculated based on BR GAAP financial information.

Brazilian banking regulations differ from Basel Accord requirements in several ways. Brazilian banking regulations:

•              require a minimum ratio of capital to risk‑weighted assets of 11.0%;

•              do not permit general allowance for loan losses to be considered as capital;

•              require different specific risk‑weighted categories;

•              impose a deduction from capital corresponding to fixed assets held in excess over limits imposed by the Central Bank; and

•              limit the issuance of subordinated notes to 50.0% of Tier I capital.

Prior to July 31, 2000, capital adequacy requirements could be calculated on either a consolidated or unconsolidated basis.  Since July 31, 2000, we have measured our capital compliance on a consolidated basis, in accordance with Central Bank rules.  As of July 1, 2008, we started operating according to the New Capital Accord (Basel II), standardized approach.  See "Item 4.B. Business Overview—Regulation and Supervision—Bank Regulations—Principal limitations and restrictions on activities of financial institutions" for a more detailed discussion of Brazilian capital adequacy requirements.

The following table shows our capital positions as a percentage of total risk weighted assets, as well as our minimum capital requirements under Brazilian law, for the dates indicated.  The table and the following information are based on generally accepted accounting principles in Brazil:

	At December 31,
	2007	2008(1)	2009
	(R$ in millions, except %)
Capital – Tier I	10.3%	12.9%	14.8%
Capital – Tier II	3.7	3.2	3.0

Total Capital	14.0%	16.1%	17.8%
Available regulatory capital	R$ 41,448	R$ 47,263	R$ 55,928
Minimum regulatory capital required	32,641	32,318	34,509

Excess over minimum regulatory capital required	R$ 8,807	R$ 14,945	R$ 21,419

(1)       As of July 1, 2008, calculations are based on the New Capital Accord (Basel II).

The increase in our available authorized capital from R$47,263 million as of December 31, 2008 to R$55,928 million as of December 31, 2009, was mainly due to: (i) the R$5,295 million corresponding to profit capitalization, after the payment of dividends/interest on shareholders' equity; (ii) the R$1,368 million capital increase corresponding to the acquisition process of Banco Ibi and (iii) the R$1,382 million increase from the additional allowance for loan losses, which is now considered as Level I capital adjustment, pursuant to CMN Resolution 3,674/08, revoked by CMN Resolution 3,825/09, effective as of April 1, 2010.

‑ 148 ‑

The increase in our available authorized capital from R$41,448 million at December 31, 2007 to R$47,263 million at December 31, 2008 was mainly due to (i) R$1,620 million related to the additional allowance for loan losses, which is now considered a Level I capital adjustment, pursuant to CMN Resolution 3,674/08; (ii) R$4,928 million related to profit capitalization after payment of interest on shareholders' equity; and (iii) capital increase by subscription of shares of R$1,200 million.  These factors were partially offset by the R$2,131 negative adjustment related to unrealized losses in available‑for‑sale investments.

The excess of our capitalization over the minimum regulatory capital required was R$21,419 million as of December 31, 2009, as compared to R$14,945 million in 2008.

As of December 31 of each of 2007, 2008 and 2009, we were in compliance with all minimum capital requirements imposed by the Central Bank.  For a description of our capital requirements and Central Bank capital adequacy regulations see "Item 4.B. Business Overview—Regulation and Supervision—Bank Regulations—Principal limitations and restrictions on activities of financial institutions."

In the previous years, we maintained a significant position in short‑term, highly liquid instruments, which in general have a zero or low risk weighting, thereby eliminating or significantly reducing the need to maintain capital against these assets.  This position reflects the unfavorable credit environment that prevailed in Brazil during 2002, 2003 and the last quarter of 2008.  If we were to increase significantly our loan portfolio, we would be required to maintain capital against these assets which, depending on the capital position at that time, could reduce our capital as a percentage of risk‑weighted assets.

Interest rate sensitivity

Management of interest rate sensitivity is a key component of our asset and liability policy. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or repricing characteristics of interest‑earning assets and interest‑bearing liabilities.  For any given period, the pricing structure is considered balanced when an equal amount of these assets or liabilities matures or reprices in that period.  Any mismatch of interest‑earning assets and interest‑bearing liabilities is known as a gap position.  A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a negative effect on net interest income. Conversely, a positive gap denotes asset sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income.  These relationships can change significantly from day to day as a result of both market forces and management decisions.

Our interest rate sensitivity strategy takes into account:

•              rates of return;

•              the underlying degree of risk; and

•              liquidity requirements, including minimum regulatory banking reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds.

We monitor our maturity mismatches and positions and manage them within established limits.  Our Treasury committee reviews our positions at least weekly and changes our positions as market outlooks change.

The following table shows the maturities of our interest‑earning assets and interest‑bearing liabilities as of December 31, 2009 and may not reflect interest rate gap positions at other times.  In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to differing repricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

‑ 149 ‑

	December 31, 2009
	Up to 30 days	31 – 90 days	91 – 180 days	181 – 365 days	1 – 3 years	Over 3 years	Total
	(R$ in millions, except %)
Interest‑earning assets:
Deposits from financial institutions	R$5,099	R$465	R$977	R$2,467	R$1,939	R$264	R$11,211
Federal funds sold and securities purchased under agreements to resell	69,828	335	2,003	650	1,966	7,364	82,146
Brazilian Central Bank compulsory deposits	17,437	—	—	208	6,065	25	23,735
Trading securities	64,817	7,753	13,223	2,186	10,918	7,200	106,097
Available‑for‑sale securities	272	173	137	350	2,412	29,800	33,144
Held‑to‑maturity securities	76	—	—	14	665	3,128	3,883
Loans	25,777	23,516	19,912	26,350	50,394	22,893	168,842
Other assets	—	—	—	—	—	490	490
Total interest‑earning assets	183,306	32,242	36,252	32,225	74,359	71,164	429,548

Interest‑bearing liabilities:
Deposits from financial institutions	507	94	28	113	10	—	752
Savings deposits	44,162	—	—	—	—	—	44,162
Time deposits	3,230	5,070	4,181	11,458	53,711	12,887	90,537
Federal funds purchased and securities sold under agreements to repurchase	73,078	1,351	2,044	8,645	19,226	4,013	108,357
Short‑term borrowings	1,263	1,821	2,158	2,412	314	8	7,976
Long‑term debt	1,386	1,493	2,038	4,927	26,847	14,126	50,817
Total interest‑bearing liabilities	123,626	9,829	10,449	27,555	100,108	31,034	302,601
Asset/liability gap	59,680	22,413	25,803	4,670	(25,749)	40,130	R$126,947
Cumulative gap	R$59,680	R$82,093	R$107,896	R$112,566	R$86,817	R$126,947
Ratio of cumulative gap to cumulative total interest‑earning assets	13.9%	19.1%	25.1%	26.2%	20.2%	29.6%

Exchange rate sensitivity

Most of our operations are denominated in reais.  Our policy is to avoid material exchange rate mismatches.  However, at any given time, we generally have outstanding long‑term debt denominated in and indexed to foreign currencies, principally the U.S. dollar.  We had R$8,340 million of long‑term debt outstanding as of December 31, 2009.  At that date, our net foreign currency liability exposure, considering off‑balance‑sheet derivative financial instruments, was R$8,155million, or 17.8% of shareholders' equity.  Consolidated net foreign currency exposure is the difference between total foreign currency‑indexed or ‑denominated assets and total foreign currency‑indexed or ‑denominated liabilities, including off‑balance‑sheet derivative financial instruments.

Our foreign currency position arises primarily through our purchases and sales of foreign exchange (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets.  The Central Bank regulates our maximum outstanding sold and purchased foreign currency positions.

As of December 31, 2009, the composition of our assets, liabilities and shareholders' equity by currency and term was as shown below.  Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar.  Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

‑ 150 ‑

	December 31, 2009
	R$	Foreign currency	Total	Foreign currency as % of total
	(R$ in millions, except %)
Assets:
Cash and due from banks	R$5,554	R$1,438	R$6,992	20.6%
Interest earning deposits from financial institutions	7,585	3,626	11,211	32.3
Federal funds sold and securities purchased under agreements to resell	79,731	2,415	82,146	2.9
Brazilian Central Bank compulsory deposits	32,323	373	32,696	1.1
Trading securities:	105.869	228	106,097
Less than one year	37,162	140	37,302	0.4
From one to three years	10,883	35	10,918	0.3
More than three years	7,147	53	7,200	0.7
Indefinite	50,677	‑	50,677	0.0
Available‑for‑sale securities:	32,698	4,536	37,234
Less than one year	911	21	932	2.3
From one to three years	2,335	77	2,412	3.2
More than three years	26,171	3,629	29,800	12.2
Indefinite	3,281	809	4,090	19.8
Held to maturity securities:	2,951	932	3,883
Less than one year	14	76	90	84.4
From one to three years	109	556	665	83.6
More than three years	2,828	300	3,128	9.6
Loans:	159,844	20,090	179,934
Less than one year	84,100	11,455	95,555	12.0
From one to three years	46,221	4,173	50,394	8.3
More than three years	18,431	4,462	22,893	19.5
Indefinite	11,092	‑	11,092	0.0
Equity investees and other investments	2,144	140	2,284	6.1
Premises and equipment, net	4,830	‑	4,830	0.0
Goodwill	1,234	‑	1,234	0.0
Intangible assets, net	3,643	‑	3,643	0.0
Other assets:	37,819	1,384	39,203
Less than one year	20,075	1,095	21,170	5.2
From one to three years	11,232	12	11,244	0.1
More than three years	6,512	277	6,789	4.1
Allowance for loan losses	(14,207)	(365)	(14,572)	2.5
Total	R$462,018	R$34,797	R$496,815	7.0%

Percentage of total assets	93.0%	7.0%	100.0%

Liabilities and Shareholders' Equity:
Deposits:	R$165,239	R$5,876	R$171,115	3.4%
Less than one year	99,152	5,355	104,507	5.1
From one to three years	53,316	405	53,721	0.8
More than three years	12,771	116	12,887	0.9
Federal funds purchased and securities sold under agreements to repurchase	107,922	435	108,357	0.4
Short‑term borrowings:	‑	7,976	7,976	100.0
Less than one year	‑	7,654	7,654	100.0
From one to three years	‑	314	314	100.0
More than three years	‑	8	8	100.0
Long‑term debt:	42,477	8,340	50,817	16.4
Less than one year	8,268	1,052	9,320	11.3
From one to three years	24,631	2,216	26,847	8.3
More than three years	9,578	4,548	14,126	32.2
Indefinite	‑	524	524	100.0
Other liabilities:(1)	108,178	4,262	112,440	3.8
Less than one year	79,941	4,142	84,083	4.9
From one to three years	26,486	120	26,606	0.5
More than three years	1,751	‑	1,751	0.0
Shareholders' equity and noncontrolling interest	46,110	‑	46,110	0.0
Total	R$469,926	R$26,889	R$496,815	5.4%

Percentage of total liabilities, shareholders' equity and noncontrolling interest	94.6%	5.4%	100.0%

 (1) Other non‑interest‑bearing liabilities, whose primary components are technical reserves for insurance, pension plans, certificated savings plans, pension plan investment agreements and provision for contingent liabilities, are not a source of funding.

‑ 151 ‑

Derivative financial instruments are presented in the table below on the same basis as presented in the consolidated financial statements in “Item 18. Financial Statements.”

Our cash and cash equivalents in foreign currency are represented principally by U.S. dollars.  Amounts denominated in other currencies, which include euros and yen, are indexed to the U.S. dollar through currency swaps, effectively limiting our foreign currency exposure to U.S. dollars only.

We enter into short‑term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist customers in managing their exposures.  These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options.  For more information regarding these derivative contracts, see note 24 to our consolidated financial statements in “Item 18. Financial Statements.”

As of December 31, 2009, the composition of our derivatives by currency was as follows:

	December 31, 2009
	Reference amounts
	R$	Foreign currency	Total
	(R$ in millions)
Derivatives:
Interest rate futures contracts:
Purchases	R$29,278	–	R$29,278
Sales	69,914	–	69,914
Foreign currency futures contracts:
Purchases	–	R$3,507	3,507
Sales	–	16,089	16,089
Future contracts – other
Purchases	129	–	129
Sales	101	–	101
Interest rate option contracts:
Purchases	9,825	–	9,825
Sales	19,665	–	19,665
Foreign currency option contracts:
Purchases	–	2,043	2,043
Sales	–	2,259	2,259
Option contracts – other:
Purchases	777	–	777
Sales	2,499	–	2,499
Foreign currency forward contracts:
Purchases	–	2,805	2,805
Sales	–	4,713	4,713
Forward contracts – other
Purchases	19	–	19
Swap contracts:
Asset position:
Interest rate swaps	9,536	–	9,536
Currency swaps	–	5,858	5,858
Liability position:
Interest rate swaps	R$5,892	–	5,892
Currency swaps	–	R$8,744	R$8,744

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

‑ 152 ‑

The following table shows our capital expenditures accounted for as fixed assets in the periods:

	2007	2008	2009
	(R$ in millions)
Infrastructure:
Land and buildings	R$ 79	R$ 47	R$ 37
Leasehold furniture and equipment	169	256	192
Betterments in owned and third‑party real estate	137	279	311
Others	67	4	13
Total	452	587	553

Information Technology:
Systems development	238	353	536
Data processing equipment	664	892	1,509

Total	902	1,245	2,045

Total	R$ 1,354	R$ 1,832	R$ 2,598

During 2009, we made R$3,321 million in capital expenditures, R$2,598 million of which were related to the acquisition of assets and R$723 million to telecommunications services and data processing expenses.  During the first three months of 2010, we made investments valued at R$737.7 million.

We believe that capital expenditures in 2010 through 2012 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2010 through 2012 will be funded from our own resources.  No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

5.C.        Research and Development, Patents and Licenses

Not applicable.

5.D.        Trend Information

The following factors may affect our commercial activities, our operating results and our liquidity:

•              macroeconomic conditions worldwide and in Brazil;

•              foreign exchange variation; and

•              inflation and interest rate effects on the results of our operations.

For more information, see "Item 3.D. Risk Factors," where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

5.E.        Off-balance sheet contracts

See "Item 5.A. Operating Results—Critical accounting policies—Off‑balance sheet financial guarantees."

5.F.        Tabular Disclosure of Contractual Obligations

See "Item 5.A. Operating Results—Critical accounting policies—Commitments and contingencies."

ITEM 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.        Board of Directors and Board of Executive Officers

We are managed by our Conselho de Administração, which we call the "Board of Directors," together with our Board of Executive Officers.  The Board of Directors establishes our corporate strategy and policies and supervises and monitors the Board of Executive Officers.  In turn, the Board of Executive Officers implements the strategy and policies set by the Board of Directors and is responsible for our day-to-day management.

‑ 153 ‑

Our Board of Executive Officers is currently made up of (i) the "Diretoria Executiva," which is the board of senior executive officers, and (ii) our departmental and regional directors.  The Diretoria Executiva is made up of a president, seven vice presidents and eight managing executive directors.

Our nine‑member Board of Directors meets on a regular basis every 90 days and meets on an extraordinary basis whenever necessary.  It is responsible for:

•              approving, on a case‑by‑case basis, any engagement of our independent auditors for audit and non‑audit services provided to our subsidiaries or to us;

•              establishing our corporate strategy;

•              reviewing our business plans and policies; and

•              supervising and monitoring the activities of our Board of Executive Officers.

As specified in Section 3(a)(58) of the Exchange Act of 1934, our Board of Directors acts as our audit committee  for purposes of approving the engagement of our independent auditors for audit and non‑audit services provided to our subsidiaries or to us.

Our Diretoria Executiva meets weekly and is responsible for:

•              implementing the strategy and policies established by our Board of Directors; and

•              our day‑to‑day management.

Several members of our Board of Directors and the Diretoria Executiva also perform senior management functions at our subsidiaries, including BRAM, Bradesco Financiamentos, Bradesco Consórcios, Bradesco BBI, Bradesco Leasing, BEM DTVM and Bradesco Cartões.  Each of our subsidiaries has an independent management structure.

Pursuant to Brazilian law, all members of our Board of Directors and Board of Executive Officers have been approved by the Central Bank.

The following are biographies of the current members of our Board of Directors and Board of Executive Officers.

Members of the Board of Directors:

Lázaro de Mello Brandão, Chairman: Born on June 15, 1926; economist and business administrator.  In September 1942, Mr. Brandão was hired as a bookkeeper by Casa Bancária Almeida & Cia., the financial institution that became Banco Brasileiro de Descontos S.A. on March 10, 1943, and later became Banco Bradesco S.A.  He has held a variety of positions during his banking career.  In January 1963, he was elected as an Officer, and in September 1977, he was elected Vice‑President.  In January 1981, he assumed the position of CEO, succeeding Mr. Amador Aguiar, the founder of BradesCo.  Since February 1990, he has served as the Chairman of our Board of Directors.  In March 1999, he decided to step down as CEO, but has remained the Chairman of our Board of Directors.  He also holds a variety of positions within Organização Bradesco, such as Chairman of the Board of Trustees and President of Fundação Bradesco; and Chairman of the Board of Directors and President of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN).  In addition, he is the Chairman of the Board of Directors of Bradespar S.A.  He has also served as President of the Banking Associations of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima, as Vice‑President of the National Federation of Banks, known as "FENABAN," as a member of the Board of the Federation of Brazilian Banking Associations, known as "Febraban" and as Chairman of the Board of Directors of Fundo Garantidor de Créditos—FGC and CIBRASEC Companhia Brasileira de Securitização and a member of the consulting committee of VBC Participações S.A. and a member of the Managing Board of Banco do Espírito Santo, S.A., located in Lisbon, Portugal.

‑ 154 ‑

Antônio Bornia, Vice‑Chairman: Born on November 22, 1935. High School graduate. Mr. Bornia started his career at Bradesco  in May 1952.  Since then, he has held a variety of positions within Bradesco.  In September 1975, he became an Associate Officer; in April 1979, he was appointed to an Executive Officer position; in June 1981, he became Vice‑President and since March 1999 he has been the Vice‑Chairman of our Board of Directors.  He is Chairman of the Board of Directors of Bradesco Securities, Inc. and Bradesco Securities UK Limited and Vice‑Chairman of the Board of Directors of Banco Bradesco Luxembourg S.A. and Bradesco Leasing S.A.—Arrendamento Mercantil; Vice President of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social; Manager of Bradport—S.G.P.S. Sociedade Unipessoal, Lda.; Vice‑Chairman of the Board of Trustees; Vice President of Fundação Bradesco; Vice‑Chairman of the Board of Directors; and Vice‑President of Institute of Diseases of the Digestive System and Nutrition (FIMADEN).  He is also the Chairman of the Board of the ABEL—Associação Brasileira das Empresas de Leasing, and he previously held the position of Chief Executive Officer; Vice‑President of the Board of Directors of Bradespar S.A.; member of the Board of Directors of Banco Espírito Santo, S.A., headquartered in Lisboa, Portugal and member of the Brazilian Sector of the Brazil‑United States Business Council.  He has also served as an alternate member of the Board of Resources of the National Financial System, an agency related to the Treasury Ministry, as representative of the ABEL—Associação Brasileira das Empresas de Leasing from July 1989 until July 1991 and from February 2000 to February 2002.  He was also the Chairman of the Board of Directors of the FGC from January 2002 to January 2005, and Vice‑Chairman of the Executive Board of the Latin American Leasing Federation—Felalease from August 2003 to October 2005; and CEO of the National Union of Leasing Companies, from September 1988 to April 2006; Vice Chief Executive Officer and Vice‑President of the Board of Representatives of the National Confederation of the Financial System—CONSIF, from January 2004 to May 2007; and in CNF—National Confederation of the Financial Institutions, he held the positions of Chairman, Vice Chairman and member of Board of Representatives and Vice‑President Director, from September 1988 to March 2007.

Mário da Silveira Teixeira Júnior, Director: Born on March 4, 1946. Mr. Teixeira received a degree in civil engineering and business administration from Mackenzie Presbyterian University.  In July 1971, Mr. Teixeira joined Bradesco S.A Corretora de Títulos e Valores Mobiliários, having served as an officer from March 1983 until January 1984, when he was transferred to Banco Bradesco de Investimento S.A. and Banco Bradesco S.A. There, he was appointed Departmental Director in January 1984; Managing Officer in March 1992; Vice‑President in March 1998, and from March 1999 to July 2001, he served as a member of our Board of Directors, when he resigned to manage Bradespar S.A., a company incorporated by our partial spin‑off.  In March 2002, he returned to his position as a member of our Board of Directors, where he remains until today. Currently, he is also a member of the Board of Directors of Bradesco Leasing S.A.—Arrendamento Mercantil, member of the Board of Trustees and Managing Officer of Fundação Bradesco, member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN).  In addition to these activities, Mr. Teixeira is a member of the Board of Directors of Bradespar S.A., Vice‑Chairman of the Board of Directors and member of the Strategic Committee of Vale S.A.; and Vice‑Chairman of the Board of Directors of Valepar S.A..  He has also served as Vice‑President of ANBID—Associação Nacional dos Bancos de Investimento, member of the Management Board of ABRASCA—Brazilian Association of Publicly‑held Companies, and Vice‑Chairman of the Board of Directors of BES Investimento do Brasil S.A.—Banco de Investimento, member of the Board of Directors of Companhia Paulista de Força e Luz—CPFL, Companhia Piratininga de Força e Luz, Companhia Siderúrgica Nacional—CSN, CPFL Energia S.A., CPFL Geração de Energia S.A., Latasa S.A., São Paulo Alpargatas S.A., Tigre S.A. Tubos e Conexões, VBC Energia S.A. and VBC Participações S.A., and a voting member of the Managing Board of Banco Espírito Santo de Investimentos S.A., located in Lisbon, Portugal.

Márcio Artur Laurelli Cypriano, Director:  Born on November 20, 1943. Mr. Cypriano received a law degree from Mackenzie Presbyterian University.  In July 1967, he started his career with Banco da Bahia S.A., a financial institution we merged with in December 1973.  Thereafter, Mr. Cypriano became a manager of Bradesco.  In January 1984, Mr. Cypriano was appointed as a Departmental Officer, in January 1986, he became a Deputy Managing Officer, in February 1988, Mr. Cypriano was designated Managing Officer and in February 1995, he became Vice‑President.  In March 1999, he was appointed our CEO, and since March 2002, he has been a director.  In March 2009, he left the Board's Presidency since he reached the age limit allowed in the bylaws, remaining as a member of the Board of Directors.  He is also a member of the Board of Trustees and Managing Director of Fundação Bradesco; and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN).  In addition to these activities, he is a member of the Board of Directors of Bradespar S.A., and Co-founder of Se Toque—SP Instituto de Desenvolvimento Social da Cidade de São Paulo(Social Development Institute of the city of São Paulo).  He was the CEO of Banco BCN from April 1998 until March 1999, also holding the position of CEO of the other companies of Bradesco organization from 1999 to 2009.  He was CEO of Fenaban and of the Union of the Banks in the States of São Paulo, Paraná, Mato Grosso and Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Vice-Chairman of the Board of Representatives of CNF; member of the Managing Board of FEBRABAN, by holding the positions of CEO and President; Vice-President Director of CONSIF; member of the Conselho de Desenvolvimento Econômico e Social—CDESand member of Conselho Superior de Comércio Exterior (Coscex), and of the Federation of the Industries of the State of São Paulo/Instituto Roberto Simonsen; effective member of agribusiness board (CONSAGRO); and sitting member of the Board of Directors of FGC;

‑ 155 ‑

João Aguiar Alvarez, Director:  Born on August 11, 1960. Mr. Alvarez received a degree in agronomy from the Manuel Carlos Gonçalves College of Agronomy and Animal Husbandry in Espírito Santo do Pinhal, SP.  In April 1986, he was elected to the Board of Directors of Cidade de Deus—Companhia Comercial de Participações, one of the holding companies of Bradesco , and since April 1988, he has served as a Director.  Since February 1990, Mr. Alvarez has been a member of our Board of Directors and a director of Bradespar S.A. since March 2000.  He is a member of the Board of Trustees and Associate Director of Fundação Bradesco and member of the Board of Directors and Associate Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN).

Denise Aguiar Alvarez, Director: Born on January 24, 1958. Ms. Valente received a degree in education from São Paulo Pontific Catholic University and received a Masters in Education from New York University.  In April 1986, she was appointed to the Board of Directors of Cidade de Deus—Companhia Comercial de Participações, one of our controlling shareholders, and since July 1988, she has also been serving as an Officer.  Since February 1990, Ms. Valente has served as a member of our Board of Directors, and since March 2000, she has also served as a Director of Bradespar S.A. She is also a member of the Board of Trustees and Associate Director of Fundação Bradesco and member of the Board of Directors and Associate Directors of Institute of Diseases of the Digestive System and Nutrition (FIMADEN).  In addition to these activities, she was previously member and currently is Chairwoman of the Governance Board of GIFE—Group of Institutions, Foundations and Companies, a member of the Board of Directors of Associação dos Amigos da Pinacoteca do Estado and of the Deliberative Board of Museu de Arte Moderna de São Paulo—MAM, member of the Board of Trustees of Fundação Dorina Nowill para Cegos and Fundação Roberto Marinho, member of the member of the Consulting Board of Canal Futura; member of the General Board of Comunitas Parcerias para o Desenvolvimento Solidário; and effective member (Socia Efetiva) of Associação de Apoio ao Programa Alfabetização Solidária—AAPAS. She was member of the Deliberative Board of Fundo Social de Solidariedade do Estado de São Paulo—FUSSESP.

Luiz Carlos Trabuco Cappi, Director: Born in 1951, in Marília, São Paulo. Graduated from Faculdade de Filosofia, Ciências e Letras de São Paulo, with Graduate studies in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo. He began his career at Bradesco in April 1969, going through all levels of the banking sector career, being elected as Officer in 1984. On March 10th, 2009 he became Chief Executive Officer. He is also Chief Executive Officer of the others companies of Bradesco organization. Besides these activities, he is Chairman of the Board of Directors of Odontoprev S.A., Member of the Deliberative Council of the Federação Brasileira de Bancos (FEBRABAN), Vice Chairman of the Board of Representatives of the Confederação Nacional das Instituições Financeiras – CNF, and Member of the Honorable Council of ANSP – Academia Nacional de Seguros e Previdência. He was the Chief Executive Officer of Bradesco Vida e Previdência and of Grupo Segurador. He was also Chief Executive Officer of the Marketing and Funding Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança – ABECIP, of ANAPP – Associação Nacional da Previdência Privada, of the Federação Nacional de Saúde Suplementar – FENASAÚDE, Member of the Deliberative Council of the Associação Brasileira das Companhias Abertas – ABRASCA, Member of the Board of Directors of Banco Espírito Santo, S.A., headquartered in Lisbon, Portugal, Member of the Board of Directors of ArcelorMittal Brasil (former Companhia Siderúrgica Belgo-Mineira), Member of the Superior Board and Vice President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização – CNSeg and Sitting Member of the Association Internationale pour I’Etude de I’Economie de I’Assurance – Association de Genève, Geneva, Switzerland.

Carlos Alberto Rodrigues Guilherme, Director: Born on December 21, 1943. Mr. Guilherme received a law degree from Pinhalense Education Foundation.  He began his career in December 1957. Mr. Guilherme has held a variety of positions within the banking sector, such as Departmental Officer in March 1986, Deputy Managing Officer in March 1998, Managing Officer in March 1999 and member of the Board of Directors since March 2009.  He is a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Prior to that, he served as Officer of Banco de Crédito Real de Minas Gerais S.A. from April 1998 until April 2003 and of Credireal Leasing S.A.—Arrendamento Mercantilfrom April 1998 to September 1999.

‑ 156 ‑

Ricardo Espírito Santo Silva Salgado, Director: Born on June, 25 1944. Mr. Salgado received a degree in economics from the Instituto Superior de Ciências Econômicas e Financeiras at Universidade Técnica de Lisboa—Portugal.  In June 2003, he was appointed to our Board of Directors.  He is also a member of the Superior Council of the Espírito Santo group, Vice‑President of the Board of Directors and Executive President of Banco Espírito Santo, S.A.—Lisbon, Chairman of the Board of Directors of Espírito Santo Financial Group SA—Luxembourg, member of the Board of Directors of Banque Privée Espírito Santo SA—Lausanne and Banque Espírito Santo Et de La Vénétie—Paris; Member of Nyse Euronext—N.Y.'s board and of IIEB—Institut Internacional d'Études Bancaries.  He was the Chairman of the Board of Directors of BESPAR—Sociedade Gestora de Participações Sociais SA and PARTRAN—Sociedade Gestora de Participações Sociais; member of the Board of Directors of Espírito Santo Bank Ltd, Espírito Santo International SA—Luxembourg, Espírito Santo Resources—Nassau and of Banco Boavista Interatlântico S.A. (Brazil).

Members of the "Diretoria Executiva":

Luiz Carlos Trabuco Cappi, CEO: Mr. Trabuco also holds the position of CEO. His experience is described in "—Members of the Board of Directors."

Laércio Albino Cezar, Vice President: Mr. Cezar was born on October 13, 1946. Mr. Cezar is accountant.  He started his career in April 1960.  Since then, Mr. Cezar has held a variety of positions within Bradesco, such as being appointed as our Departmental Officer in March 1982, Managing Executive Officer in March 1992 and Vice‑President in March 1999.  He also holds a variety of positions within Organização Bradesco, such as a member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN).  Prior to that, from November 1983 to March 1992, he was a member of the Security Against Frauds Sub‑committee of FEBRABAN. Mr. Cezar was also the Brazilian representative within the Internal Auditors Committee of FELABAN—Federação Latinoamericana de Bancos—from January 1991 to April 1997; Vice‑President of the Institute of Rational Organization of Labor (IDORT) of São Paulo from July 1997 to July 2000, and First Executive Vice‑President from July 2000 to July 2003; and he was also a member of the Board of Trustees of the National Quality Foundation—FNQ, from June 2006 to July 2009.

Arnaldo Alves Vieira, Vice President: Born on April 9, 1948. Mr. Vieira received a law degree from Guarulhos University and a degree in business administration from Mackenzie Presbyterian University.  He started his career in October 1961 in Bradesco.  Since then, Mr. Vieira has held a variety of positions within Bradesco, such as being appointed as our Officer in April 1985, Departmental Officer in March 1992, Managing Officer in February 1995 and Vice‑President in March 1999.  He also holds a variety of positions within Organização Bradesco, such as a member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Directors of Institute of Diseases of the Digestive System and Nutrition (FIMADEN).  In addition to these activities, he is the Chairman of the Board of Directors of Cielo S.A., holding the position of Vice‑Chairman; he is the Chairman of Crediare S.A.—Crédito, Financiamento e Investimento and of Leader S.A. Administradora de Cartões de Crédito; Vice‑Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A. and member of the Board of Ethics and Self Regulation of the Brazilian Association of Credit Card Companies and Services—ABECS, and Vice‑Chairman of ACREFI—Associação Nacional das Instituições de Crédito, Financiamento e Investimento. Mr. Vieira has also served as Executive Officer of FEBRABAN and FENABAN; Officer of the InterAmerica Overseas Limited and Director of the Regional Board of Directors of Visa International.

Sérgio Socha, Vice President: Born on March 15, 1946.  Accounting technician. Mr. Socha began his career at Banco Indústria e Comércio de Santa Catarina S.A. in September 1961.  With the acquisition of Banco Indústria e Comércio de Santa Catarina S.A., he joined our staff in May 1968.  Since then he has held a variety of positions within the banking sector, such as being appointed in Bradesco as an Officer in March 1986, Departmental Officer from July 1995 to January 1998 and Vice-President since July 1999.  He also holds a variety of positions within Organização Bradesco, such as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Mr. Socha was an officer of BCN S.A. from December 1997 to November 1998.  At that time, he became Vice-President of BCN, a position he held until July 1999, and Vice-President of ABECIP, the Brazilian Association of Home Loan and Savings Entities, from November 1999 to March 2002.  He was a member of the Deliberation Council from March 2002 to November 2003.

‑ 157 ‑

Julio de Siqueira Carvalho de Araujo, Vice President: Born on December 10, 1954. High School graduate. Mr. Carvalho de Araújo began his career in March 1978 at Banco BCN S.A., an institution that was acquired by us in 1997.  He has held a variety of positions within the banking sector, such as being appointed in Bradesco as an Officer in October 1989 and Vice‑President of BCN from May 1995 to August 2000.  Since August 2000, he has been our Vice‑President.  He also holds a variety of positions within Organização Bradesco, such as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN).  In addition to these activities, he serves as a member of the board of directors of the BM&FBovespa—Securities, Commodities and Futures Exchange, and President of the Board of Directors of Interbank Chamber of Payments—CIP.  He was effective member of the Board of Directors of Companhia Brasileira de Liquidação e Custódia (CBLC) and member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities—ABECIP.

José Luiz Acar Pedro, Vice‑President: Born on November 23, 1952. Mr. Pedro received a business administration degree from the Santana College of Economic and Accounting Sciences at São Judas Tadeu University in São Paulo/SP.  He began his career in January 1971 at Banco BCN S.A., a financial institution that was acquired by us in December 1997. Mr. Pedro has held a variety of positions within the banking sector, such as being appointed in Bradesco as an Officer in June 1986, an Executive Officer in May 1996 and CEO of BCN from March 1999 to March 2004.  In February 2003, he was elected as Executive Vice‑President of Bradesco , a position that he currently holds.  He also holds a variety of positions within Organização Bradesco, such as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Director of Institute of Diseases of the Digestive System and Nutrition (FIMADEN).  In addition to these activities, he has been an effective member of the Board of Directors of CPM Holdings Ltd.; alternate member of the Board of Directors of CPM Braxis S.A., Vice‑President and member of the Bank of Self‑Regulation Board of FEBRABAN; Vice‑President of IBCB—Brazilian Institute of Banking Science, Vice‑President and Deputy Commissioner of CONSIF in FENABAN; Effective Director of the National Confederation of the Financial System—CONSIF; Treasury Officer of the banks unions in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima, member of the Ethics Committee of the Brazilian Institute of Investor Relations (IBRI), having occupied the posts of Chairman and member of the Board of Directors; and alternate member of the agribusiness board—CONSAGRO.  He was Chairman of the Board of Directors of BCN Corretora de Títulos e Valores Mobiliários S.A.; CEO of Banco Boavista Interatlântico S.A., Banco Mercantil de São Paulo S.A and Potenza S.A. Processamento de Dados; CEO and member of the Advisory Board of BCN Asset Management S.A.; Director of Financiadora BCN S.A.—Crédito, Financiamento e Investimentos; Member of the Curator Council of the National Quality Foundation—FNQ; alternate member of the Social and Economic Development Council—CDES; and member of the Managing Board of ABRASCA.

Norberto Pinto Barbedo, Vice‑President: Born on February 26, 1952. Mr. Barbedo received an accounting degree from Tibiriçá College of Accounting Sciences.  He began his career in January 1968 at Banco BCN S.A., a financial institution that was acquired by us in December 1997. Mr. Barbedo has held a variety of positions within the banking sector, such as being appointed in Bradesco as an Officer in October 1989 and Executive Officer and Vice‑President of Banco BCN S.A. from December 1997 to March 2004.  In February 2003, Mr. Barbedo was appointed our Executive Officer and Vice‑President. He also holds a variety of positions within Organização Bradesco, such as member of the Board of Trustees, Managing Officer of Fundação Bradesco, member of the Board of Directors and Managing Director of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Besides these activities, he is Chairman of the Board of Directors of Companhia Brasileira de Securitização—Cibrasec, Sitting Vice‑President of the Executive Board of Brazilian Association of Real Estate Credit and Savings Entities—ABECIP, Sitting Member of the Board of Directors of Cielo S.A., member of the Consulting Board of FIABCI/BRASIL—Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias, and Deputy Department Director of FEBRABAN's real estate and savings account committee. Mr. Barbedo was Vice-President of Banco Boavista Interatlantico S.A., Banco Mercantil de São Paulo S.A., Banco Zogbi S.A. andPotenza S.A. Processamento de Dados.  He also served as director ofBCN Corretora de Títulos e Valores Mobiliários S.A. andOfficer of Financiadora BCN S.A.—Crédito, Financiamento e Investimentos.

‑ 158 ‑

Domingos Figueiredo de Abreu, Vice‑President: Born on January 8, 1959.  He received a degree in economics from College of Economic Sciences of Mogi das Cruzes and a degree in accounting from College of Economic Sciences and Administration of Osasco—FEAO, with a postgraduate degree in Financial Administration (CEAG) from Fundação Getulio Vargas and an MBA in Finance from IBMEC (Capital Markets Brazilian Institute). Mr. Abreu began at Bradesco in December 1981.  He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Departmental Officer in June 2001, a Managing Officer in March 2002 and Vice‑President in June 2009. Mr. Abreu is also a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN).  He is also a member of ABRASCA's managing board and deputy member of CPM Holdings Limited's Board of Directors.  He was officer of Banco BCN S.A. and deputy member of CPM Braxis S.A.'s Board of Directors, where he was also a member of the Board of Technical Administration.

José Alcides Munhoz, Managing Officer: Born on July 23, 1948. High School graduate. Mr. Munhoz began at Bradesco in October 1970.  He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Officer in March 1989, Departmental Officer in January 1995, Deputy Managing Officer in March 1998 and a Managing Officer since March 1999.  He is a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN) and Managing Director of BP Promotora de Vendas Ltda.  He was also elected Director of Bradesco Consórcios Ltda, current Bradesco Administradora de Consórcios Ltda.

Milton Matsumoto, Managing Officer: Born on April 24, 1945. Mr. Matsumoto received a degree in business administration from UNIFIEO—University Center FIEO of Osasco.  He began at Bradesco in September 1957.  He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Departmental Officer in March 1985, Assistant Officer in March 1998 and a Managing Officer since March 1999. Mr. Matsumoto is also a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN).  He also serves as an alternate member of the Board of Directors of CPM Holdings Ltd.. He was an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários; the first Secretary Officer of the Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; deputy member of the Board of Directors of CPM Braxis S.A.; and. Secretary Officer of the union of the credit, financing and investing companies of the State of São Paulo of FENACREFI—Interstate Federation of Loan, Financing and Investment Institutions.

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

‑ 159 ‑

Sérgio Alexandre Figueiredo Clemente, Managing Director: Born on June 7, 1959. Graduated in Mechanical Engineering from PUC—Pontifícia Universidade Católica de Minas Gerais (Catholic University of Minas Gerais), with an executive MBA in Finance from IBMEC (Capital Markets Brazilian Institute) and specialization in Finance through the Executive Management Development Program (PDG), administered by the Business Development Corporation.  He is currently attending the Advanced Management Program (PGA), administered by Fundação Dom Cabral and INSEAD. Mr. Clemente joined Banco BCN S.A. in May 1996 as Assistant Director.  In December 1997, he was elected Director.  With the acquisition of BCN, he joined the Bradesco staff, having been elected Departmental Director in March 2000, as the person responsible for the Corporate Department, and, in December 2006, became Executive Managing Director, position he currently holds.  He is a member of the Board of Trustees of Fundação Bradesco and of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN).

Candido Leonelli, Managing Director: Born on June 27, 1947. Mr. Leonelli received a undergraduate degree in Electronic Engineering from Escola de Engenharia Mauá and a post‑graduate degree in Financial Administration from FEA/USP, Macroeconomics from FGV/SP and Advanced Management Program, International Senior Management Program from Harvard Business School. Mr. Leonelli joined Bradesco in January de 1980 as a Marketing Director of Scopus Tecnologia Ltda.  In August 1997, he was elected a Department Director of Bradesco, position held until April 1998 together with the positions of member of the Board of Directors and CEO of Scopus.  In July 2009, he was appointed the Executive Managing Officer of Bradesco, and also holding the position of Chairman of the Board of Executive Officers of Scopus.  He is a member of the Board of Trustees of Fundação Bradesco and the Board of Directors of Institute of Diseases of the Digestive System and Nutrition.  He was a Deputy Member of the Board of Directors of Tecnologia Bancária S.A.; member of the Board of Directors, CEO and Managing Director and Controller of Scopus Informática S.A. and CEO of DIGILAB—Laboratório Digital Ltda.

Maurício Machado de Minas, Managing Director: Born on July 1, 1959. Mr. Machado de Minas received a degree in Electrical Engineering from Escola Politécnica of the São Paulo University (USP).  In July 2009, he joined Bradesco as Managing Executive Director.  He is also a Member of the Board of Directors of Institute of Diseases of the Digestive System and Nutrition (FIMADEN).  He was a senior analyst of Banco Itaú S.A., a Technical Support Director of Eletrodigi, Flexidisk and Polymax, Executive Vice‑President of CPM Ltda., Senior Vice‑President of CPM S.A. and CPM Braxis S.A.

6.B.        Compensation

At Shareholders' meetings, the shareholders of Bradesco and its subsidiaries establish the maximum global compensation of the members of the Board of Directors and Board of Executive Officers, constituted of Executive Officers, Department Directors, Directors and Regional Officers of Bradesco and its subsidiaries for the ensuing year.  In 2009, our shareholders set the global compensation for the Board of Directors and Board of Executive Officers of Bradesco and its subsidiaries at R$293.1 million.

In 2009, the directors and executive officers of Bradesco and its subsidiaries received aggregate compensation of R$169.2 million for their services, whether as members of the Board of Directors or Board of Executive Officers, as applicable, or as providers of services to our subsidiaries.  No part of the aggregate compensation was paid as part of a profit sharing plan or in the form of stock options.

The directors and executive officers of Bradesco and its subsidiaries have the right to participate in the same complementary pension plans available to all our employees.  In 2009, we contributed R$121.7 million to pension plans on behalf of the directors and executive officers of Bradesco and its subsidiaries.

6.C.        Board Practices

Our shareholders elect the members of our Board of Directors at the annual general shareholders meeting for one‑year terms and the board members can be reelected for consecutive terms.  The Board of Directors appoints the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

‑ 160 ‑

To become a member of our Board of Executive Officers, a person must have worked for us or our affiliates for a minimum of 10 consecutive years and be less than 65 years old at the time of appointment.  In the Board of Executive Officers, besides the Executive Officers, there are 45 departmental directors, six directors and 15 regional directors.  The departmental and directors direct the business of each of our various divisions and branches and report to the Board of Executive Officers.  To become a departmental director, director or regional director, a person must be an employee or executive officer at Bradesco or one of our affiliates.  Departmental directors have to be less than 62 years old, in the case of departmental directors, directors or regional directors, less than 60 years old, in the case of regional directors, at the time of appointment.  Our Board of Directors may, for up to 25.0% of the members of our Board of Executive Officers, waive the fulfillment of certain requirements for their appointment, as follows:

I ‑            Executive Officers – the Board of Directors can waive the requirement pursuant to which the person should be an employee of Bradesco or any of its affiliates for at least 10 years.  Notwithstanding the above, such requirement cannot be waived for persons to be appointed as Presidents or Vice‑Presidents.

II ‑          Departmental Directors, Directors and Regional Directors – the Board of Directors can waive the requirement pursuant to which the person should be an employee or member of the management of Bradesco or any of its affiliates.

The members of our Board of Directors are required to work exclusively for us, unless granted an exception by the Board of Directors.  Notwithstanding the above, the members of our Board of Directors are not required to be or to have been our employees, and service as a member of our Board of Directors does not constitute employment with us.

Fiscal Council

Under Brazilian law, corporations may have a "conselho fiscal," or fiscal council, an independent corporate body with general monitoring and supervision powers in accordance with the Brazilian Corporate Law.  Our bylaws provide for a fiscal council and specify that if our shareholders convene a fiscal council, it shall have from three to five effective members and alternates.

Our fiscal council has three sitting members (Nelson Lopes de Oliveira – Coordinator; Domingos Aparecido Maia and Ricardo Abecassis Espírito Santo Silva) and three alternates (João Batistela Biazon, Jorge Tadeu Pinto de Figueiredo and Renaud Roberto Teixeira) all of whom were elected in March 2010 and whose terms will expire in March 2011.  In accordance with Brazilian Corporate Law, our fiscal council has the right and obligation to, among other things:

•              supervise, through any of its members, the actions of our managers and to verify their fulfillment of their duties;

•              review and issue opinions regarding our financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor's report and any management reports;

•              opine on any management proposals to be submitted to the shareholders' meeting related to:

‑               changes in our social capital,

‑               issuances of debentures or rights offerings entitling the holder to subscribe for equity,

‑               investment plans and capital expenditure budgets,

‑               distributions of dividends, and

‑ 161 ‑

‑               transformation of our corporate form and corporate restructuring, as takeovers, mergers and spin‑offs;

•              inform our management of any error, fraud, or felony it discovers and suggest measures management should take in order to protect our best interests.  If our management fails to take these necessary steps, to inform the shareholders' assembly; and

•              call general shareholders' assemblies if management delays the general shareholders' assembly for more than one month and call special shareholders' meetings in case of material or important matters.

Board Committees

Our shareholders approved, at the extraordinary shareholders' meeting held on December 17, 2003, the creation of the audit committee, the internal control and compliance committee and the compensation committee.  At the extraordinary shareholders' meeting held on March 27, 2006, our shareholders approved the transformation of the ethics committee into a statutory committee.  At the extraordinary shareholders' meetings held on March 24, 2008, our shareholders approved the creation of the risks integrated management and capital allocation committee.

Audit Committee – Pursuant to our bylaws and to Central Bank regulations since April 2004, we have appointed members of the Audit Committee, which may be comprised of three to five members, each of whom serves a term that can be renewed, in successive appointments, up to a limit of five (5) years, as of the date the member first takes the office.  Our Audit Committee members are appointed by, and may be dismissed by, the Board of Directors.  The current members of the committee are Carlos Alberto Rodrigues Guilherme, who acts as coordinator, Romulo Nagib Lasmar and Osvaldo Watanabe, who act as members with no specific designation. Mr. José Lucas Ferreira de Melo is the member with technical skills for the position.  Out of the following members, only Mr. Carlos Alberto Rodrigues Guilherme is a member of the Board of  Directors.

In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company.  As a result, as specified in Section 3(a)(58) of the Exchange Act, our Board of Directors functions as our audit committee  for purposes of approving the engagement of our independent auditors for audit and non‑audit services provided to our subsidiaries or to us.  Except in these respects, our audit committee is comparable to and performs the functions of audit committees of U.S. companies.  Since our Audit Committee cannot be compared to the audit committees of American companies in terms of commitment from our independent auditors in audit and non‑audit services, we have relied on the exemption set forth in Exchange Act Rule 10A‑3(c)(3) in this regard.  For more information see "Item 16.D. Exemptions from the listing standards for Audit Committees."

The responsibilities of the audit committee include:

•              establishing its own rules of operation;

•              recommending to the Board of Directors, which outside firm should be hired to provide independent audit services, the amount of compensation such firm should receive and providing recommendations as to substitute auditors;

•              reviewing financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor's report and management reports;

•              establishing and disclosing procedures for responding to any reports or allegations of a failure to comply with applicable legal requirements or internal codes and regulations, including procedures to ensure the confidentiality and protection of any persons providing information regarding such failures;

•              evaluating the effectiveness of the work of both the internal and the independent auditors, including their compliance with applicable legal obligations and internal regulations and codes;

‑ 162 ‑

•              meeting with the Directors and both the independent and the internal auditors at least quarterly;

•              assessing the Board of Directors' responsiveness to any recommendations made by both the independent and internal auditors;

•              advising the Board of Directors regarding any conflicts between the external auditors and the Board of Executive Officers;

•              recommending policies, practices and procedures for improving the performance of the Board of Directors; and

•              following up by occasion of its meetings, on its recommendations and requests for information, including the planning of the respective auditing works in order to turn into minutes the content of such meetings.

Internal Control and Compliance Committee – The Internal Control and Compliance Committee has up to twelve (12) members, each with a term of one year.  Members are appointed and replaced by the Board of Directors.  The committee's primary responsibility is to assist the Board of Directors with the performance of its duties related to the adoption of strategies, policies and measures governing internal controls, mitigation of risks, and compliance with applicable rules.

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

Ethics Committee – The Ethics Committee is comprised of up to sixteen members, each of whom serves for a one‑year term.  Members are appointed and may be replaced by the Board of Directors.  The committee's primary responsibility is to propose actions to ensure the enforcement of our Corporate and Sector Codes of Ethics and to promote awareness of it by our employees and management.

Integrated Risk Management and Capital Allocation Committee – The Integrated Risk Management and Capital Allocation Committee currently has twelve members, each of whom serves a one‑year term.  Members are appointed and dismissed by the Board of Directors.  This committee's primary responsibility is to advise the board of directors in the performance of its duties related to the approval of institutional policies and operational guidelines, and to establish of risk exposure limits.  Currently, this committee is composed of our management, namely: the chief executive officer, who acts as coordinator, and the Vice‑Presidents, Executive Officers and Departmental Directors of the Integrated Risks Control, the executive officer responsible for BP Promotora de Vendas Ltda. (BP Promotora) and CEO of Bradesco Seguros.

Ombudsman

At the extraordinary shareholder's meeting held on August 24, 2007, our shareholders formalized the creation of the Ombudsman.  Previously the Company had an informal Ombudsman.  The Ombudsman works on behalf of all the institutions within the Bradesco organization authorized to operate by the Brazilian Central Bank.  There is one Ombudsman, with a one‑year term.  The Ombudsman is appointed and removed by the Board of Directors.

The Ombudsman is responsible for:

•              checking strict compliance with legal and regulatory rules related to consumer's rights and acting as a communication channel among the institutions comprising the Bradesco organization authorized to operate by the Central Bank and clients and users of its products and services, including mediating conflicts;

‑ 163 ‑

•              receiving, registering, instructing, analyzing and formally and properly dealing with complaints of clients and users of products and services of the abovementioned institutions, not resolved by the usual services offered by the branches or by any other service station;

•              giving necessary clarifications and replying to claimaints regarding the status of complaints and the solutions offered;

•              informing claimants of the term for the final answer, which should not exceed fifteen days;

•              sending a conclusive answer to the claimant's demand until expiration of the term;

•              proposing to the Board of Directors corrective or improvement measures to procedures and routines based on the analysis of the complaints received; and

•              preparing and sending to the Board of Directors, the Audit Committee and the Internal Audit, at the end of each semester, a report including corrective or improvement measure to procedures and routines and, as necessary, a report regarding the Ombudsman's performance.

In March 2010, the Central Bank issued new rules related to the implementation and operation of Ombudsman´s Offices in financial institutions with specific procedures regarding service to individual and corporate clients classified as micro companies.  The operation rules of our Ombudsman´s Office comply with those provisions.

According to our bylaws and in order to comply with the rules of the Central Bank, in November 2009, Mr. Júlio Alves Marques was appointed the Ombudsman, as well as the Departmental Officer, positions which he already held since May 2009 and assumed again at the Special Shareholders' Meeting held on March 10, 2010, with a one‑year term.

6.D.        Employees

As of December 31, 2009, we had 85,072 employees, of which 68,962 were employed by us and 16,110 were employed by our subsidiaries, as compared to 86,622 employees as of December 31, 2008 and 82,773 employees as of December 31, 2007.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

	December 31,
	2007	2008	2009
Total number of employees	82,773	86,622	85,072
Number by category of activity:
Banking:
Bradesco	65,050	69,411	68,962
Insurance activities	4,818	5,217	5,293
Pension plan activity	1,584	1,657	1,625
Other categories	11,321	10,337	9,192
Number by geographic location:
Cidade de Deus, Osasco	10,702	10,787	11,149
Alphaville, Barueri	1,419	1,421	1,390
São Paulo	17,102	17,368	17,079
Other locations in Brazil	53,446	56,935	55,335
International	104	111	119

During the period between 2007 and 2009, we acquired Amex Brasil, BEC, BMC, Mediservice and Ibi.

Our part‑time employees work six hours a day, while our full‑time employees work eight hours a day.  We had 28,287 part‑time employees and 56,785 full‑time employees as of December 31, 2009 compared to 30,128 part‑time employees and 56,494 full‑time employees as of December 31, 2008 and 29,454 part‑time and 53,319 full‑time as of December 31, 2007.

‑ 164 ‑

We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers.  In filling all positions, we give preference to candidates from within Bradesco, including for middle management and senior positions.  We also hire professionals from the marketplace, but to a lesser extent.

As of December 31, 2009, approximately 50% of our employees were associated with one of the labor unions that represents bank or insurance employees in Brazil.  We consider our relations with our employees as well as with the labor unions to be good, in large part due to our philosophy of internal recruiting and open communication.  We have not experienced any strikes during the past four years.  We are party to two collective bargaining agreements: one relating to our banking employees and the other to our insurance sector employees.

We offer our employees benefits which include a Bradesco Saúde and Bradesco Dental health plan which permit beneficiaries to choose their doctors, hospitals and dentists throughout the country, supplementary retirement and pension plans, and subsidized life and accident insurance.  We also have a team of social workers who work with our employees and their dependents. These benefits apply regardless of the employee's position. Currently, 33% of our employees participate in our Bradesco Vida e Previdência pension plan. In accordance with our collective bargaining agreement, we also offer our employees profit‑sharing compensation plans.

We also offer professional training to our employees.  In 2009, we invested R$86.8 million in training for professional qualification, totaling 2,016,868 participants.  In 2008, we invested R$91.3 million in training with 1,537,946 participants. Our professional training department prepares and delivers personnel/professional formation and development courses in operating, technical and behavioral areas.

6.E.        Share Ownership

As of December 31, 2009, the members of our Board of Directors and Board of Executive Officers indirectly held 4.75% of our voting capital and 2.40% of our total capital stock, in the aggregate, through a company called Elo Participações e Investimentos S.A., which we call "Elo." In addition, some of our directors and executive officers directly hold shares of our capital stock.  However, as of December 31, 2009, none of our directors and senior managers individually owned, directly or indirectly, more than 1.4% of any class of our shares.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.        Major Shareholders

As of December 31, 2009, our capital stock was composed of 1,557,766,368 common shares (3,034,700 treasury shares) and 1,557,766,207 preferred shares (2,906,600 treasury shares), with no par value.  The Special Shareholders' Meeting held on December 18, 2009, resolved on the increase of capital with a 10% bonus in shares (one new share, of the same type, for each 10 shares held by shareholders registered at the Bank's records on January 19, 2010, these shares being incorporated to the to shareholders' position on January 22, 2010), with the issue of 311,553,258 new non‑par, book‑entry registered shares, of which 155,776,637 common and 155,776,621 preferred.  The Annual Shareholders' Meeting held on March 10, 2010, cancelled 6,676,340 non‑par, book‑entry registered treasury shares, of which 3,338,170 common and 3,338,170 preferred, already including the 10% bonus in this total.  After the events described above, the Company's capital stock is divided into 3,420,409,493 non‑par, book‑entry registered shares, of which 1,710,204,835 common and 1,710,204,658 preferred.  For information on shareholders' rights and our dividend distributions, see "Item 8.A. Consolidated Statements and Other Financial Information—Policy on dividend distributions" and "Item 10.B. Memorandum and Articles of Incorporation—Organization—Allocation of net income and distribution of dividends."

‑ 165 ‑

The following chart illustrates our capital ownership structure as of December 31, 2009:

Cidade de Deus Participações, a holding company, directly owns 48.38% of our voting capital and 24.20% of our total capital stock. Cidade de Deus Participações, in turn, is owned by the Aguiar family, Fundação Bradesco, and another holding company, Nova Cidade de Deus Participações S.A., which we call "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and Elo Participações.

To the best of our knowledge there has been no significant change in the percentage ownership held by any major shareholders during the past five years.

The following table shows the direct ownership of our outstanding common and preferred shares on March 10, 2010, taking into consideration the 10% bonus paid in January 2010 and the cancellation of treasury shares in March 2010.  For more information, see "Item 7.A. Major Shareholders."

‑ 166 ‑

To the best of our knowledge, only those shareholders mentioned in the following table, except for the members of the Diretoria Executiva or the Board of Directors, directly hold five percent or more of our securities with voting rights.

Shareholder	Number of common shares	% of common shares	Number of preferred shares	% of preferred shares	Total Number of shares	% of total shares
(number of shares, except %)
Cidade de Deus Participações	827,339,150	48.3766	411,785	0.0241	827,750,935	24.2003
Fundação Bradesco(1)	291,426,434	17.0404	16,998,589	0.9940	308,425,023	9.0172
NCF	44,702,080	2.6138	25,114,524	1.4685	69,816,604	2.0412
BES	132,447,108	7.7445	51,150	0.0030	132,498,258	3.8738
Members of the Board
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Antônio Bornia	(*)	(*)	(*)	(*)	(*)	(*)
Mário da Silveira Teixeira Júnior	(*)	(*)	(*)	(*)	(*)	(*)
Márcio Artur Laurelli Cypriano	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
Ricardo Espirito Santo S. Salgado	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	11,858,255	0.6934	16,533,010	0.9667	28,391,265	0.8301
Members of the Diretoria Executiva
Laércio Albino Cezar	(*)	(*)	(*)	(*)	(*)	(*)
Arnaldo Alves Vieira	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio Socha	(*)	(*)	(*)	(*)	(*)	(*)
Julio de Siqueira Carvalho de Araujo	(*)	(*)	(*)	(*)	(*)	(*)
José Luiz Acar Pedro	(*)	(*)	(*)	(*)	(*)	(*)
Norberto Pinto Barbedo	(*)	(*)	(*)	(*)	(*)	(*)
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Odair Afonso Rebelato	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Ademir Cossielo	(*)	(*)	(*)	(*)	(*)	(*)
Sergio Alexandre Figueiredo Clemente	(*)	(*)	(*)	(*)	(*)	(*)
Cândido Leonelli	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	458,260	0.0268	1,167,020	0.0682	1,625,280	0.0475
Subtotal	1,308,231,287	76.4956	60,276,078	3.5245	1,368,507,365	40.0100
Other	401,973,548	23.5044	1,649,928,580	96.4755	2,051,902,128	59.9900
Total	1,710,204,835	100.0000	1,710,204,658	100.0000	3,420,409,493	100.0000

(1)       Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, and NCF 34.38% of our common shares and 17.83% of our total shares.

(*)       None of the members of our Board of Directors, Board of Executive Officers or other administrative, supervisory or management bodies directly or beneficially holds 1.00% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public.  See "Item 6.E. Share Ownership" for more information.

The following is a brief description of our principal beneficial shareholders.  None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares.

Cidade de Deus Participações

Cidade de Deus Participações is a holding company that holds investments in other companies.  It also administers, purchases and sells securities and other assets on its own account.  Its shareholders are Nova Cidade de Deus, with 44.91% of its common and total shares, Fundação Bradesco, with 33.20% of its common and total shares, and the Aguiar family, with 21.89% of its common and total shares as of December 31, 2009.  The company's capital stock is made up of common, nominative book‑entry shares, with no par value.

Nova Cidade de Deus

Nova Cidade de Deus is a holding company that holds investments in other companies, particularly those that, directly or indirectly, own our voting capital.  As of December 31, 2009, the company owned, through its participation in Cidade de Deus Participações, 22.16% of our common shares and 11.21% of our total shares.

The capital stock of Nova Cidade de Deus is divided in class A and class B common shares and one class of preferred shares. Ownership of the class B common shares is limited to:

•              members of our Diretoria Executiva;

‑ 167 ‑

•              former members of our Diretoria Executiva, who have become members of our Board of Directors;

•              former members of our Diretoria Executiva, who have become members of the Board of Directors of one or more of our subsidiaries; and

•              commercial or civil associations in which the majority of the voting interest is owned by the individuals above.

Ownership of Nova Cidade de Deus' Class "A" common shares is limited to the persons entitled to own Class B common shares and any civil associations and private foundations managed by them or their appointed representatives.  Only the Class A and Class B common shareholders in Nova Cidade de Deus have voting rights.

The Aguiar Family

As of December 31, 2009, three members of the Aguiar family and the estate of Mr. Amador Aguiar indirectly owned, by way of their participation in Cidade de Deus Participações, 10.80% of our common shares and 5.47% of our total shares.  In addition, the same parties directly held a total of 1.12% of our common shares and 1.05% of our preferred shares and 1.09% of our total shares.  None of the individual members of the Aguiar family directly holds more than 1.00% of our voting shares.

Fundação Bradesco

As of December 31, 2009, Fundação Bradesco owned 51.23% of our common shares, 2.28% of our preferred shares and 26.75% of our total shares, directly and indirectly, through its participation in Cidade de Deus Participações, Nova Cidade de Deus and NCF.  Under the terms of Fundação Bradesco's bylaws, all of our directors, members of the Board of Executive Officers and departmental directors, as well as all directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco, known as the "Board of Trustees." They receive no compensation for their service on the Board of Trustees.

Our pioneering social investment action Fundação Bradesco has existed for 53 years and is one of the largest private networks of quality, free‑of‑charge formal education in the country and the world.  During these years, more than 2.28 million students have studied in its 40 schools located throughout all of Brazil's states and in the Federal District, especially in regions with greater social‑economic challenges.  The number of students surpasses 3.45 million when online learning programs are considered.

Students´ pass rates in Fundação Bradesco's schools has been an average of 95.5% over the last five years, equivalent to the best international standards.

Kindergarten education represents an important segment of transition when children, by means of various stimuli, begin to take their first steps towards life in society.  For this reason, Fundação Bradesco has expanded its kindergarten network and is offering more than 1,700 additional openings for 5‑year old students in 23 of its own schools with an expectation of creating another 489 openings in 2010 with additional investments of around R$3.88 million.

Fundação Bradesco uses the "Educa + Ação" Program, created in partnership with Banco Bradesco, to share the positive results obtained by its students with public schools, replicating its own experience in pedagogy, teaching methodology and didactic material.  The number of schools benefited in Vale do Ribeira increased from 14 to 53 in 2009.  The activities were also expanded in the cities of Ivinhema and Angélica in Mato Grosso do Sul and in the city of Embu in the São Paulo metropolitan region, with a current total of 11 cities, 61 schools and 3,000 students.

Certain that education is the surest path to fully exercising citizenship and an essential foundation for the country's development, Fundação Bradesco offers update and qualification to employees with different educational levels.  It has more than 100 options of free courses, with flexible and tailor made programs with the goal to prepare the participants to run their own business or to obtain better positions and opportunities in the job market.  Therefore, we offer courses in Graphic Technology, Agribusiness, Management, Information Technology, Fashion and Leisure and Development.  These courses expand the bonds with the regional markets and with the communities' specific interests.

‑ 168 ‑

 Fundação Bradesco  completed over 1.4 million services offered during the eighth edition of the “National Day of Voluntary Action", held on March 7, 2010 at the school network, CIDs and several service points throughout Brazil, such as community centers and public places, involving 44,732 volunteers.

With the Media Lab, a research center from MIT—Massachusetts Institute of Technology, Fundação Bradesco develops projects to integrate technology and social matters. Another important project is the D‑Lab (Development Laboratory) where students from MIT, USP—University of São Paulo, and Fundação Bradesco work together in implementing technologies in the indigenous community of the Javaés in Canuanã, Tocantins.

Created in 1998, the IT for the Visually Handicapped Program has already benefited and trained more than 10,000 handicapped students in the last 11 years.

Through its e‑learning portal "Virtual School," Fundação Bradesco extends the service beyond the 40 schools situated in all states in Brazil and the Federal District, ensuring students' presence in 38% of the cities in the country.  The project is a partnership with internationally renowned content providers.  During the year it assisted more than 200,000 people.

It also provides people who live nearby with the use of technology and digital inclusion in its CDIs—Digital Inclusion Centers, having closed out the year of 2009 with 109 CIDs and more than 100,000 users from different profiles: indigenous people, African descendents, young people, adults, elderly people, urban community dwellers and rural folks from all regions in the country.

Recognizing the importance of education for sustainability, it develops actions involving various themes such as environmental education, finances & taxes, work & consumption, sexuality and body care, preventing the inappropriate use of drugs and appropriate access to the Internet.  Various specialized partners are involved in these programs for training educators and producing didactic material such as Canal Futura, SOS Mata Atlântica, state police forces, BM&FBOVESPA, the Brazilian Internal Revenue Service and others.

Fundação Bradesco integrates, through the implementation of its Digital Inclusion Centers—CIDs, the Platform of Urban Centers, which is an initiative of the United Nations Fund for Childhood in São Paulo—UNICEF and British Telecom—BT.  The action results from a national partnership among governments, the civil society and the private sector for the rights of children and adolescents in the poorer communities of Brazilian cities.

The BIT Day 2009 was sponsored by Bradesco Instituto de Tecnologia—BIT in Campinas, São Paulo.  The event saw the participation of speakers from the United States, Israel, South Korea and Chile and had the objective of sharing successful experiences in incorporating technology into the best teaching practices.  At the time the Lego cell was inaugurated.

The Social Kiosk was also inaugurated with handcraft works produced during special classes offered by the Fundação Bradesco schools.  The initiative has the objective of valuing talents and generating income for the communities, making them sustainable, going beyond their regional aspects.

Fundação Bradesco received several awards in 2009 for the depth and reach of its social activities.  The highlights include the Golden Peacock Global Award for Corporate Social Responsibility, the Febrace—Brazilian Science and Engineering Fair, the Microsoft Innovative Educators Award, the IT Executive of the Year Award, the Counselor João Alfredo Corrêa de Oliveira Medal, the 4th Building Gender Equality Award, the Regional Robotics Championship—2009 First Lego League (FLL), the 10th National Contest of Posters, the 52nd Scientists of Tomorrow Contest, the "Os Bem‑Sucedidos" Award, the IT LEADERS 2009 Award, the 100 + IT Innovators Award, and the 2009 Caring School Seal.

Fundação Bradesco represents an outstanding form of wealth distribution by the Bradesco organization.  Its main funding source is its ownership of our capital stock. Fundação Bradesco has been promoting the quality of life in communities where it operates.

‑ 169 ‑

Fundação Bradesco's 2009 budget totaled R$237,760 million. The budget was allocated to assist more than 431,000 students, over 108,000 of which are assisted within the Fundação Bradesco’s facilities (in basic education, elementary education to high school and professional education to continuing qualification studies for both young people and adults, and continuing education for employees) and more than 320,000 assistances through in‑class and distance learning courses through "Virtual School" and CIDs. Around 50,000 basic education students received uniforms, school supplies, meals and medical and dental care at no charge. Over the last ten years, the accumulated investment of Fundação Bradesco has been R$3.218 billion.

Elo Participações e Investimentos

Elo indirectly owned 5.77% of our common shares and 2.92% of our total shares as of December 31, 2009 through its participation in Nova Cidade de Deus. Elo is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders.  In 1999, Elo acquired from several shareholders an indirect interest of 5.51% of our voting capital.  Only members of the Board of Directors or the Board of Executive Officers and qualified employees of Banco Bradesco, Bradespar, or our subsidiaries may own shares in Elo.  However, only the members of the Board of Directors and executive officers may own voting shares.  Most of our board members and executive officers own shares in Elo.

BES

BES is a commercial bank whose headquarters are in Portugal.    In December 2009, BES directly held 7.96% of our common shares and 3.98% of our total capital. Currently Mr. Ricardo Espírito Santo Silva Salgado represents BES on our Board of Directors.

Other

Direct market holdings represented 24.22% of our voting capital as of December 31, 2009 (including equity participations of 2.49% held by Bank of Tokyo Mitsubishi—UFJ (MUFG)) and 97.52% of our preferred shares. Direct and indirect participation by the market in our common and preferred shares represented effective interest over 60.87% of our capital stock as of December 31, 2009.

As of December 31, 2009, 24.02% of our preferred shares and 8.18% of our common shares were held by 734 foreign investors registered with the Companhia Brasileira de Liquidação e Custódia (Brazilian Clearance and Depository Corporation), known as "CBLC." At the same date, our ADRs represented 26.46% of our preferred shares and our GDRs represented 0.13% of our preferred shares.

7.B.        Related Party Transactions

Transactions with related parties and subsidiaries (mainly with CPM Braxis S.A. and Cielo (former VisaNet)) are conducted on arms'‑length terms, as demonstrated below:

	December 31,
	2007	2008	2009
	(R$ in millions)
ASSETS
Dividends receivable	16	—	—
Other assets	110	5	4

LIABILITIES
Demand deposits	11	15	1
Time deposits	120	75	59
Debentures	582	248	15
Interest on shareholders´ equity and dividends	607	687	653
Subordinated notes	845	106	134
Other liabilities	541	1	62

INCOME AND EXPENSES
Income on securities	24	6	—
Other income	40	12	16
Interest on long‑term debt	228	69	40
Other expenses	240	105	173

‑ 170 ‑

Under laws nos. 4,595/64 and 7,492/86, financial institutions may not grant loans or advances to:

•              officers and members of the Board of Directors, fiscal councils, advisory committees and similar corporate bodies, as well as their spouses and relatives up to the second degree;

•              individuals or legal entities with a direct or indirect equity interest of at least 10%;

•              legal entities in which such financial institutions held a direct or indirect equity interest of at least 10%; and

•              legal entities in which capital any officers or managers of such financial institution, including their spouses or relatives of the second degree, held a direct or indirect equity interest of at least 10%.

Accordingly, we have not assigned any loans or advances to any of our subsidiaries, affiliates, executive officers, board members or their relatives of second degree.  Under Brazilian regulation, financial institutions must keep any record of impediment updated in order to avoid the occurrence of any prohibited loan or cash advance.  For further details on restrictions on the operations of financial institutions, see "Item 4.B. Business Overview—Regulation and Supervision—Bank regulations—Principal limitations and restrictions on activities of financial institutions."

Other Matters

Until 2004, we made regular, voluntary contributions to our shareholder Fundação Bradesco, a charitable foundation.  Our donations to Fundação Bradesco totaled R$71.4 million in 2004 and R$62.7 million in 2003.  We did not make any donations in the following years.  For additional information about Fundação Bradesco, see "Item 7.A. Major Shareholders—Fundação Bradesco" and note 28 to our consolidated financial statements in “Item 18. Financial Statements”.

Bank of Tokyo Mitsubishi—UFJ (MUFG) owns 1.25% of our total capital and BES owns 3.98% of our total capital, and they both provide credit lines to us for trade‑related transactions.  The terms of these transactions are consistent with similar transactions that we engage in with other, unrelated entities.

7.C.        Interests of Experts and Councils

Not applicable.

ITEM 8.              FINANCIAL INFORMATION

8.A.        Consolidated Statements and other Financial Information

See "Item 18. Financial Statements," which contains our audited consolidated financial statements prepared in accordance with U.S. GAAP.

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

As of December 31, 2009, of our litigation provision of R$10.8 billion, approximately 14.6% related to labor matters, approximately 63.9% related to tax‑related matters and approximately 21.6% related to civil cases.  For additional information see note 25 to our Consolidated Financial Statements in “Item 18. Financial Statements.”

The probable losses recognized in our consolidated financial statements refer to litigation matters related to (i) inflation adjustments and (ii) legality of certain taxes and contributions. The remaining litigation matters, where the probability of loss is considered as possible based on our judgment using  available information, are related to tax assessments in the amount of R$189 million as of December 31, 2009 (R$134 million in 2008). We believe these assessments are inconsistent with existing law and, accordingly, are not recognized in our consolidated financial statements.

‑ 171 ‑

We believe that as of December 31, 2009, we have provisioned sufficient funds to cover our probable losses from litigation matters, subject to the inflation‑indexation requirement for provisions relating to certain tax matters.

Labor matters.  During 2009, we became involved in 7,402 new litigation matters related to labor claims, none of which are material.  These matters relate primarily to actions brought by employees who have been laid off and who seek recognition of presumed labor rights, such as unpaid overtime, salary leveling and stability, among others.  Many of the requests are considered invalid, especially the ones alleging unpaid overtime, since working hours are controlled by electronic time cards.

Tax‑related matters.  We are a party to several tax administrative proceedings or lawsuits, including disputes relating to the constitutional validity of certain tax requirements. Some of these claims have the objective of avoiding the payment of taxes with which we do not agree with and the other claims intend to recover the amount of taxes that we deem to have paid  unduly.  The amounts that we did not pay as a result of these claims are fully provisioned and restated by inflation indexes determined by tax laws.  The taxes to be refunded are only recorded when an unappealable decision acknowledging our right is rendered.

Civil matters.  We are a party to various civil lawsuits, none of them are material.  Lawsuits consist mainly of claims for indemnification for presumed damages caused during the ordinary course of business activities and cases where inflation indices were not applied to the adjustment of saving accounts as a result of economic plans, even though we complied with the law in force at the time. The number of the latter case increased in 2007, 2008 and 2009.

Probable risk cases are all provisioned, and do not incur in a material adverse effect on our results of operations or financial position.

Other matters.  We are not currently the subject of any pending or threatened material proceedings by the Central Bank, CVM, ANS or SUSEP.  Our management believes that we are in compliance with all applicable regulations of such bodies.

Policy on dividend distributions

Our bylaws demand the Board of Directors to recommend, at each annual general shareholders' meeting, that our net income for the fiscal year be allocated as follows:

(i)          5% for the legal reserve, not exceeding 20% of the paid‑up capital in each fiscal year.  This requirement shall not be applicable in fiscal years when the legal reserve, added to our other capital reserves, exceeds 30% of our paid‑up capital;

(ii)         an amount (to be determined by our shareholders based on probable potential losses) to a contingency reserve against future losses;

(iii)        at least 30% (after the deductions for the legal reserves and contingencies) for mandatory distribution to our shareholders; and

(iv)        any outstanding balance to a statutory profit reserve for the maintenance of an operating margin that is compatible with our credit businesses, up to a limit of 95% of our paid‑up capital.

Our bylaws also authorize our shareholders to allocate an amount to a realizable revenue reserve.  Our shareholders have never allocated amounts to such reserve.

‑ 172 ‑

A minimum of 30% of our net income must be distributed as annual dividends and must be paid out within 60 days following the annual general shareholders' meeting.  However, Brazilian law permits us to suspend payment of the mandatory dividends if our Board of Directors reports, at the shareholders' meeting, that the distribution would be incompatible with our financial condition, and our shareholders approve the suspension by a simple majority vote.  Under the Brazilian Corporate Law, the Board of Directors shall file a report with the CVM, justifying the suspension, within 5 days after the shareholders' meeting.  The income not distributed as dividends due to suspension must be allocated to a special reserve.  If it is not absorbed by subsequent losses, the amount in the reserve shall be paid as dividends as soon as our financial situation allows us to.

Preferred shareholders are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to common shareholders.

Our Board of Executive Officers, subject to approval by the Board of Directors, may distribute dividends based on the profits reported in interim financial statements.  The amount of distributed interim dividends shall not exceed the amount of the capital reserves.  Our Board of Executive Officers bases the amount of the interim dividends to be distributed on previously accumulated profits or retained earnings.

Since 1970, we have been distributing interim dividends on a monthly basis.  Today we maintain an automatic system for the monthly payment of interest on shareholders' equity.

Consistent with Brazilian law, our bylaws allow our Board of Executive Officers, upon approval by the Board of Directors, to make distributions in the form of interest on shareholders' equity instead of dividends. Payments of interest on shareholders' equity may be included as part of any mandatory dividends.  Since July 1997, we have made monthly payments of interest on shareholders' equity at an amount approved by our Board of Directors before the statement of dividends at the end of each fiscal year.  The amounts paid as interest on equity, net of income tax, are discounted from the amount of dividends declared.

Pursuant to Brazilian law, a shareholder who does not receive a dividend payment may start a proceeding for the collection of these payments within three years following the dividends statement date.  After this period, unclaimed dividends return to the company.

Our policy relating to dividend distributions and/or interest on shareholders' capital is to maximize the amount of distributions, in accordance with our tax management strategy.  For additional information, see "Item 5.A. Operating Results —Overview—Taxes."

8.B.        Significant Changes

See "Item 4.A. History, Development of the Company and Business Strategy—Recent Acquisitions."

ITEM 9.              THE OFFER AND LISTING

9.A.        Offer and Listing Details

Citibank N.A., as depositary bank, issued the Level I ADRs, for trading on the New York Stock Exchange—NYSE in June 1997 and, since February 2001, on the Market for Latin‑American Stocks in euros, known as "Latibex," in Madrid, Spain, under the symbol "XBBDC."

In November 2001, our Level II ADRs became listed on the NYSE under the symbol "BBD," the ratio of ADRs to preferred shares was changed from 1,000 to 5,000 preferred shares per ADR.  In March 2004, in addition to the corporate restructuring we has undergone, we have adjusted the parity of our ADRs in relation to our preferred shares in order to make each ADR to correspond to each preferred share.

In December 2003, Bradesco's shareholders approved, at the annual shareholders' meeting, a reverse split of our shares at a 10,000:1 share ratio. Simultaneously to the operation in the Brazilian market, there was a reverse split of ADRS at a 2:1 ratio in the American market (NYSE), and a reverse split of GDRs at a 10:1 ratio in the European market (Latibex).  The reverse split was approved on January 6, 2004.  As a result of the reverse split, the capital stock was altered to 79,894,005 common shares and 78,693,936 preferred shares.  As of March 2004, our shares have been traded on the BM&FBovespa by the unitary quotation, and, in the international market, at one share per Depositary Receipt (DR) (at one share per ADR in New York, USA, and in Madrid, Spain, at one share per GDR).

‑ 173 ‑

In December 2004, the extraordinary shareholders' meeting approved a stock split representing the capital stock in 200%, without changing value per share, granting its shareholders two new shares for each share issued by us.

In November 2005, the extraordinary shareholders' meeting approved the capital increase with the capitalization of the profits reserve and consequent 100% bonus in shares, entitling our shareholders with one new share, of the same type, to each share issued by us.

In March 2007, the extraordinary shareholders' meeting approved the capital increase, with the capitalization of profits reserve and consequent 100% bonus in shares, entitling our shareholders with one new share, of the same type, to each share issued by us.

In March 2008, the extraordinary shareholders' meeting approved the capital increase, with the capitalization of profits reserve and consequent 50% bonus in shares, entitling our shareholders with one new share, of same type, for each 2 shares issued by us.

In December 2009, the extraordinary shareholders' meeting approved the capital increase, with the capitalization of profits reserve and consequent 10% bonus in shares, entitling our shareholders with one new share, of the same type, to each 10 shares issued by us.

These bonuses attached to our shares were carried out on the BM&FBovespa in the same sum ratio that was applied to the DRs on the NYSE and the Latibex, maintaining the ratio of one share for each DR.

Our ADRs are traded on the NYSE under the ticker symbol "BBD."

As of December 31, 2009, our capital stock comprised 1,713,543,005 common shares and 1,713,542,828 preferred shares, without par value, considering the 10% bonus in shares occurred in December 18, 2009  and there were 1,710,204,835 common shares and 1,710,345,568 preferred shares outstanding shares in the market.

In addition to Ibovespa, Bradesco's shares were traded in every index of the stock exchange that list financial sector's shares, such as the Corporate Sustainability Index (ISE), the Differentiated Tag Along Stock Index (ITAG), the Differentiated Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX and IBrX50)—most traded shares, and Mid‑Large Cap Index—MLCX.  Bradesco is also present abroad at the Dow Jones Sustainability World Index from NYSE and the FTSE Latibex Brasil from the Madrid Stock Exchange.

The following table shows, for the indicated period, the reported high and low closing sale prices in nominal reais for the preferred shares on BM&FBovespa:

‑ 174 ‑

	Price per Preferred share (1)		Average monthly trading volume (1)
	High	Low	(shares in units)
	(in R$)
2003	12.61	7.82	51,166,210
2004	17.15	8.98	47,348,207
2005	38.07	14.59	49,361,417
2006	46.02	28.33	47,462,200
2007	62.31	40.24	55,948,786
2008
1st Quarter	56.86	43.46	67,375,667
2nd Quarter	51.90	32.20	96,797,533
3rd Quarter	34.85	25.76	111,900,567
4th Quarter	31.20	18.95	123,826,667
2009
1st Quarter	25.55	19.32	121,633,323
2nd Quarter	31.39	22.77	107,998,223
3rd Quarter	35.70	26.57	96,799,377
4th Quarter	38.70	33.65	83,252,560
December	38.70	35.48	63,666,720
2010
January	38.04	31.01	69,890,600
February	32.04	30.00	76,773,100
March	35.85	30.77	88,499,700
1st Quarter	38.04	30.00	78,387,700
April	33.96	30.50	77,042,800
May	33.24	28.09	107,058,400

(1)       Prices and amounts not adjusted by income.

Source: Economatica.

The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the ADRs on the NYSE:

	Price per ADR (1)		Average monthly trading volume (1)
	High	Low	(ADRs in units)
	(in U$$)
2003	4.48	2.22	29,240,050
2004	6.34	2.92	26,441,100
2005	17.70	5.47	45,086,117
2006	21.91	12.34	61,540,383
2007	35.61	37.20	81,547,550
2008
1st Quarter	32.87	23.75	147,685,063
2nd Quarter	31.12	20.21	187,054,009
3rd Quarter	21.99	13.29	251,120,315
4th Quarter	16.69	7.40	190,799,139
2009
1st Quarter	11.74	7.81	218,664,867
2nd Quarter	16.12	9.88	190,430,115
3rd Quarter	20.20	13.16	155,077,962
4th Quarter	22.70	19.17	193,424,310
December	22.70	19.17	154,940,226
2010
January	22.39	16.35	200,572,806
February	18.18	15.64	194,827,813
March	18.65	17.25	196,446,110
1st Quarter	22.39	15.64	197,282,243
April	19.32	17.43	178,717,700
May	18.90	15.17	271,356,201

(1)       Prices and amounts not adjusted by income.

Source: Economatica.

‑ 175 ‑

Our preferred shares are registered in book‑entry form and we perform all the services of safe‑keeping and transfer of shares.  Our shareholders may choose to hold their shares through the CBLC.  Under Brazilian law, non‑Brazilian holders of our preferred shares may be subject to certain adverse tax consequences due to their ownership and any transfer of the preferred shares.  For further discussion of the restrictions on the transfer of preferred shares, see "Item 10.B. Memorandum and Articles of Incorporation—Organization—Form and transfer" and "Item 10.D. Exchange Controls."

Our ADSs are evidenced by ADRs as definitive receipts.  ADSs may be held in book‑entry form through financial institutions that are participants in the Depositary Trust Company, or DTC.  The depositary bank, as registrar, performs the services of transfer of the ADRs. Title to an ADR (and to each ADS evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a certificated security under the laws of the State of New York.  Holders of the ADRs who transfer their ADRs may be required to:

•              reimburse the depositary bank for any taxes, governmental charges or fees the depositary bank has paid;

•              pay any transfer fees as required by the deposit agreement;

•              produce satisfactory proof of identity and genuineness of their signatures or any other documents required by the deposit agreement;

•              comply with any United States, Brazilian or other applicable laws or governmental regulations; and

•              comply with such reasonable regulations, if any, as we and the depositary bank may establish consistent with the deposit agreement.

All of our outstanding shares are fully paid and non‑assessable.

The rights of holders of our preferred shares are limited in comparison with those of the holders of common shares in several material ways:

•              Each common share entitles the holder to one vote at shareholders' meetings, while holders of preferred shares are only entitled to a vote in the limited circumstances described in "Item 10.B. Memorandum and Articles of Incorporation—Organization—Voting rights," and

•              The nature of preferred shareholders' preemptive rights to subscribe for shares or convertible securities depends on the proportion of capital that would be represented by preferred shares after the capital increase, as described under "Item 10.B. Memorandum and Articles of Incorporation—Organization—Preemptive rights."

The holders of the ADSs have the rights corresponding to the underlying preferred shares, subject to the deposit agreement. Owners of the ADSs are parties to the deposit agreement and therefore are bound to its terms and to the terms of the ADRs that represent the ADSs.

9.B.        Plan of Distribution

Not applicable.

9.C.        Markets

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

‑ 176 ‑

If you were to trade in our preferred shares on the BM&FBovespa, your trade would settle in three business days after the trade date.  The seller is ordinarily required to deliver the shares to the exchange before 10:00 A.M. on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the CBLC.

The BM&FBovespa is less liquid than the NYSE or other major exchanges in the world.  As of December 31, 2009, the aggregate market capitalization of the 385 companies listed on the BM&FBovespa, was equivalent to approximately US$703.3 billion and the ten largest companies listed on the BM&FBovespa represented approximately 52.5% of the total market capitalization.  Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder.  As of December 31, 2009, we accounted for approximately 8.4% of the market capitalization of all listed companies on the BM&FBovespa.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a "non‑Brazilian holder") is subject to certain limitations under Brazilian foreign investment legislation.  With limited exceptions, non‑Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution 2,689 of the CMN.  Resolution 2,689 requires that securities held by non‑Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM.  In addition, Resolution 2,689 requires non‑Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over‑the‑counter markets.  With limited exceptions, according to Resolution 2,689, non‑Brazilian holders may not transfer to other non‑Brazilian holders the ownership of investments.  See "Item 10.D. Exchange Controls" for further information about Resolution 2,689, and "Item 10.E. Taxation—Brazilian tax considerations—Taxation of gains" for a description of certain tax benefits extended to non‑Brazilian holders who qualify under Resolution 2,689.

Corporate governance practices of BM&FBovespa

In 2000, BM&FBovespa introduced three special listing segments known as Levels 1 and 2 of Differentiated Corporate Governance Practices and "Novo Mercado" with the purpose of stimulating the secondary market of securities issued by Brazilian companies listed on BM&FBovespa, encouraging these companies to follow good corporate governance practices.  The listing segments were designed for the trading of shares issued by companies that voluntarily commit themselves to follow corporate governance practices and disclosure requirements beyond those required by Brazilian legislation.  These rules generally increase shareholders' rights and increase the quality of the information made available to shareholders. BM&FBovespa has recently revised the Level 1, Level 2 and Novo Mercado listing rules. Amendments to the "Novo Mercado" rules took effect on February 6, 2006 and amendments to Levels 1 and 2 of Differentiated Corporate Governance Practices took effect on February 10, 2006.  Today BM&FBovespa is in a process of revising these rules and the new changes could possibly be implemented in 2010.

To become a Level 1 company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) ensure that the shares that represent at least 25% of its total capital are actually available for trading; (ii) adopt offering procedures that favor the widespread ownership of the shares whenever a public offer is made; (iii) comply with minimum standards for quarterly disclosure; (iv) follow stricter disclosure policies for transactions done by its controlling shareholders, members of its Board of Directors and executives that involve securities issued by the issuer; (v) submit any existing shareholders' agreement and stock option plans to BM&FBovespa; and (vi) prepare a schedule of corporate events and make it available to the shareholders.

‑ 177 ‑

To become a Level 2 company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) comply with all Level 1 listing requirements; (ii) grant tag-along rights to all shareholders in case the company's control is transferred, offering to common shareholders the same price paid per share for the controlling block of common shares; (iii) grant voting rights to common shareholders together with certain corporate restructuring and related party transactions, such as in the following cases: (a) any change in the company's position within another entity; (b) any merger, consolidation, or spin-off of the company; (c) approval of any transactions between the company and its controlling shareholder; (d) approval of any appraisal of assets to be delivered to the company in payment for shares issued for capital increase; (e) appointing of an expert to calculate the fair value of the company's shares in connection with the context of a purchase offer for deregistration of the company or delisting of shares from Level 2; and (f) any changes to these voting rights, which shall prevail as long as the Level 2 listing agreement with BM&FBovespa is in force; (iv) board of directors made up of at least 5 members of which at least a minimum of 20% shall be independent members with a term of office limited to 2 years; (v) prepare financial statements in English, including the statement of cash flows, according to international accounting standards such as U.S. GAAP or IFRS; (vi) effect a tender offer by the company's controlling shareholder (the minimum price of the shares to be offered shall be determined by an assessment process), if the controlling shareholder decides for the delisting from the Level 2 segment; and (vii) exclusively adopt the BM&FBovespa Arbitration Board rules for resolving any contestations between the company and its investors.

To join BM&FBovespa's Novo Mercado segment, an issuer must meet all requirements described in Levels 1 and 2, in addition to: (i) issuing only common shares (with voting rights); and (ii) granting tag‑along rights to all shareholders in case the company's control is transferred, offering the same price paid per share for the controlling block of shares.

On June 26, 2001, we executed an agreement with BM&FBovespa to list our shares in the Level 1 segment, effective immediately after the disclosure of the offer's opening date in Brazil. We agreed to comply with and continue to comply with all of the Level 1 listing requirements.

9.D.        Selling Shareholders

Not applicable.

9.E.        Dilution

Not applicable.

9.F.        Expenses of the Issue

Not applicable.

ITEM 10.            ADDITIONAL INFORMATION

10.A.     Share Capital

For more information on the share capital, see note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

10.B.     Memorandum and Articles of Incorporation

We are a publicly traded company duly registered with the CVM under No. 00090‑6.
Article 5 of our bylaws establishes our purpose as carrying out banking transactions in general, including foreign exchange activities.

Organization

Qualification  of  directors

Brazilian law provides that only shareholders of a company may be appointed to its Board of Directors.  There is no minimum share ownership or residency requirement for qualification as director.

‑ 178 ‑

Allocation of net income and distribution of dividends

Our bylaws require the Board of Directors to recommend, at each annual shareholders' meeting, the allocation of net income for the fiscal year as follows:

•              5.0% of net income according to BR GAAP to a legal reserve, during each fiscal year, not to exceed 20.0% in the aggregate of our paid‑in capital.  This requirement shall not be applicable in fiscal years when the legal reserve, added to our other capital reserves, exceeds 30.0% of our paid‑in capital;

•              upon proposal by our management, an amount to a contingency reserve against future losses,  which amount is determined by our shareholders on the basis of what potential losses they consider probable, our shareholders never allocated profits to this reserve;

•              at least 30.0% of net income according to BR GAAP (after the deductions under the two preceding items) for mandatory distribution to our shareholders; and

•              any balance to revenue reserves for the maintenance of an operational margin that is compatible with the conduct of our lending business, up to a limit of 95.0% of our paid‑in capital.

Our bylaws also authorize our shareholders to allocate an amount to a reserve for realizable revenue. Historically, our shareholders have not allocated amounts to such reserve.

The minimum of 30.0% of our adjusted net income according to BR GAAP must be distributed as annual dividends and paid out within 60 days of the annual shareholders' meeting in which the distribution is approved.  However, Brazilian law permits us to suspend payment of the mandatory distribution if our Board of Directors reports to the shareholders' assembly that the distribution would be incompatible with our financial condition, event in which the suspension is subject to approval by the shareholders' meeting.  Under Brazilian Corporate Law, the Conselho Fiscal shall prepare a report on this matter and the Board of Directors is obligated to present a justification for the suspension with the CVM within five days of the shareholders' assembly.  The income not distributed due to the suspension must be allocated to a special reserve.  If not absorbed by subsequent losses, the amounts in the reserve shall be paid as dividends as soon as our financial situation permits.

Preferred shareholders are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to the common shareholders.

Under Brazilian law, we must prepare financial statements at least on a quarterly basis.  Our Board of Executive Officers, with Board of Directors approval, may distribute dividends based on the profits reported in interim financial statements.  Our bylaws provide for the payment of interim dividends, which cannot exceed the amount of our retained earnings or our profit reserves contained in our last, annual or bi‑annual financial statements.  Our Board of Executive Officers bases the amount of the interim dividends on previously accrued or retained earnings.

Since 1970, we have been distributing dividends on a monthly basis. Consistent with Brazilian law, our bylaws allow our Board of Executive Officers, upon approval by the Board of Directors, to make distributions in the form of interest on shareholders' capital instead of dividends.  Payments of interest on shareholders' capital may be considered for the calculation of the mandatory dividend; such inclusion must be at net value.

Under Brazilian law, a shareholder who does not receive a dividend payment may start a proceeding for the charging of these payments within three years, counting from the date when the dividends are made available for distribution.  When that term ends, the unclaimed dividends return to the Company.

General meetings of the shareholders

Our shareholders have the power to decide any matters related to our corporate purpose and to approve any resolutions they deem necessary for our protection and development, through voting at a general shareholders' general meeting.

‑ 179 ‑

We call our shareholders' general meetings by publishing a notice in the Official Gazette of the State of São Paulo and the Diário do Comércio, both in the state of São Paulo.  The notice must be published three times, beginning at least 15 calendar days prior to the scheduled assembly date.  The notice must contain the assembly's agenda and, in the case of a proposed amendment to our bylaws, an indication of the subject matter.

The Board of Directors, or, in some specific situations set forth in the Brazilian Corporate Law, the shareholders, may call our general shareholders' general meetings.  A shareholder may be represented at a general shareholders' general meeting by an attorney‑in‑fact so long as the attorney‑in‑fact was appointed less than a year of the assembly.  The attorney‑in‑fact must be a shareholder, a member of our management, a lawyer or a financial institution.  The power of attorney given the attorney‑in‑fact must comply with certain formalities set forth by Brazilian law.

In order for a general shareholders' general meeting validly to take any action, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the assembly.  However, in the case of a general meeting to amend our bylaws, shareholders representing at least two‑thirds of our issued and outstanding common shares must be present.  If no such quorum is verified, the Board of Directors may call a second meeting by notice given at least eight calendar days prior to the scheduled assembly and otherwise in accordance with the rules of publication described above.  The quorum requirements will not apply to a second meeting, subject to the quorum requirements applicable to the first one.

Voting rights

Each common share entitles its holder to the right of one vote at our shareholders' meetings.  Except as otherwise provided by law, the decisions of a general shareholders' meeting are passed by a vote by holders of a simple majority of our common shares, while abstentions are not taken into account.

In March 2002, the Brazilian Corporate Law was amended to, among other issues, grant more protection to minority shareholders and ensure them to the right to appoint one member of the Board of Directors and an alternate to our Board of Directors.  To qualify for the exercise of such right, the minority shareholder must have held, for at least the prior three months, either (i) preferred shares representing the minimum of 10.0% of our share capital, or (ii) common shares representing at least 15.0% of our voting shares.  If no shareholders meet the thresholds, shareholders representing at least 10.0% of our share capital may be able to combine their holdings to appoint one member and an alternate to our Board of Directors.

From 2003 to 2005, if shareholders holding preferred shares decide to exercise such right, they could choose one member and its respective alternate to our Board of Directors based on a three‑name list prepared by the controlling shareholder of the company.  The voting right mentioned in the precedent paragraph has not yet been exercised by our minority shareholders, since an independent member of our minority shareholder, BES, was elected.

The Brazilian Corporate Law provides that non‑voting preferred shares acquire voting rights when a company has failed for the term provided for in its bylaws (for more than three fiscal years) to pay any fixed or minimum dividend to which such shares are entitled.  Such voting rights remain effective until payment of the cumulative dividends is made.

Shareholders

Pursuant to Brazilian law, the approval of the holders of a majority of the outstanding adversely affected preferred shares as well as shareholders representing at least one‑half of the issued and outstanding common shares is required for the following actions:

•              creating or increasing an existing class of preferred shares without preserving the proportions of any other class of the existing preferred shares;

•              changing a preference, privilege or condition of redemption or amortization of any class of preferred shares; and

‑ 180 ‑

•              creating a new class of preferred shares that has preference, privilege or condition of redemption or amortization superior to the existing classes of preferred shares.

These actions are put to the vote of the holders of the adversely affected preferred shares at a special assembly, where each preferred share entitles the shareholder to one vote. Preferred shareholders have the right to vote on any change to our legal form and obtain the right to vote if we enter into a liquidation process.

The approval of holders of at least one‑half of the issued common shares is required for the following actions:

•              reducing the mandatory distribution of dividends;

•              approving a takeover, merger or spin‑off;

•              approving our participation in a "grupo de sociedades" (a group of companies whose management is coordinated through contractual relationships and equity ownerships) as defined under the Brazilian Corporate Law;

•              changing our corporate purpose;

•              ceasing our state of liquidation; and

•              approving our dissolution.

Pursuant to Brazilian Corporate Law, holders of common shares, voting at a general shareholders' assembly, have the exclusive power to:

•              amend our bylaws, including changes to the rights of the holders of the common shares;

•              elect or dismiss members of our Board of Directors;

•              receive the yearly accounts prepared by our management and accept or reject management's financial statements, including the allocation of net profits for payment of the mandatory dividend and allocation to the various reserve accounts;

•              authorize the issuance of debentures;

•              suspend the rights of a shareholder who has not fulfilled the obligations imposed by law or by our bylaws;

•              accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock; and

•              pass resolutions to approve corporate restructurings, such as takeovers, mergers and spin‑offs; dissolve or liquidate, elect or dismiss our liquidators or examine their accounts.

Preemptive rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase in proportion to its holding. Shareholders must be granted at least a 30‑day period following the publication of notice of the issuance of shares or convertible securities to exercise their preemptive rights.

As described under "—Regulations of and Restrictions on Foreign Investors," under the Brazilian constitution the increase of foreign investors' participation in the voting capital (common shares) of financial institutions is subject to prior authorization by the Brazilian government.  Therefore, in the event common shares are offered, our foreign shareholders could be prevented from exercising their preemptive rights.

‑ 181 ‑

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

You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available.  In such an event, the contractual arrangements governing the ADSs provide that the custodian of the shares underlying the ADSs may, if possible, transfer or dispose of the preemptive rights.  Such contractual arrangements related to the ADSs, provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs and distributed by the depositary bank to holders of ADSs, net of any fees due to the custodian and the depositary bank.  For more details see "Item 3.D. Risk Factors—Risks Relating to the Preferred Shares and ADSs."

Right of withdrawal

Brazilian Corporate Law provides that under certain circumstances a shareholder has the right to withdraw his or her equity interest from a company and to receive a payment for the portion of shareholder's equity attributable to his or her equity interest.

This right of withdrawal may be exercised:

•             by the dissenting or non‑voting holders of the adversely affected class of shares (including any holder of preferred shares) in the event that a shareholders' meeting resolves to:

‑               create of preferred shares or increase an existing class of preferred shares relative to the other class or classes of preferred shares;

‑               modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares;

‑               create a new class of preferred shares with greater privileges than the existing class of preferred shares; or

•              by the dissenting or non‑voting shareholders (including any holder of preferred shares) in the event that a shareholders' meeting resolves to:

‑               reduce the mandatory distribution of dividends;

‑               change our corporate purpose;

‑               transfer all of our shares to another company, making us a wholly owned subsidiary of such company, known as an "incorporação de ações;" or

•              by the dissenting or non‑voting holder of common shares, in the event that a shareholders' meeting resolves to:

‑               acquire control of another company at a price exceeding certain limits set forth in Brazilian Corporate Law;

‑               merge or consolidate a company, provided that its shares do not have liquidity and are widely held by the market;

‑               participate in a "grupo de sociedades" as defined under the Brazilian Corporate Law, provided that its shares do not have liquidity and are widely held by the market; or

‑ 182 ‑

‑               spin off a company or companies resulting in, among other things, a reduction of the mandatory annual dividend, participation in a group of companies, or a change of corporate purpose.

Our dissenting or non‑voting shareholders also have a right of withdrawal in the event that the entity resulting from our merger, merger of our shares, or spin‑off does not become a listed company within 120 days of the shareholders' assembly at which the relevant decision was taken.  The dissenting or non‑voting shareholders only have a withdrawal right if they owned the shares, which have been adversely affected at the time of the first call for the shareholders' assembly in which the relevant decision was made.  If a public announcement of the action taken or to be taken was made prior to the call for the shareholders' assembly, the shareholders' ownership of shares is based on the date of announcement.

The right of withdrawal lapses thirty days after publication of the minutes of the shareholders' assembly at which the action is taken, except when the resolution is subject to confirmation by the preferred shareholders (which must be made at a special assembly to be held within one year).  In that case the 30‑day term is counted from the date the minutes of the special assembly are published.  We would be entitled to reconsider any action giving rise to redemption rights within ten days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

In all the situations described above, our shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by our shareholders.  If the shareholders' assembly giving rise to withdrawal rights occurs sixty days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet of a date within sixty days preceding such shareholders' assembly.

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

Redemption

Our bylaws provide that our shares are not redeemable.  However, Brazilian Corporate Law authorizes us to redeem minority shareholders' shares if, after a public tender offer for our delisting, our controlling shareholder increases to more than 95.0% its participation in our total capital stock.

Conversion rights

Our bylaws provide that our common shares cannot be converted into preferred shares or our preferred shares into common shares.

Liability of our shareholders for further capital calls

Neither Brazilian law nor our bylaws provide for capital calls.  Our shareholders' liability is limited to the payment of the issue price of the shares subscribed or acquired.

Form and transfer

Our shares are registered in book‑entry form and we perform all the services of safekeeping and transfer of shares.  To make the transfer we make an entry in the register, debit the share account of the transferor and credit the share account of the transferee.

Transfers of shares by a foreign investor are made in the same way and executed by the investor's local agent on the investor's behalf.  However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by the CMN's Resolution 2,689 as described under "Item 10.D. Exchange Controls," the foreign investor must declare the transfer in its electronic registration.

‑ 183 ‑

Our shareholders may opt to hold their shares through BM&FBovespa. Shares are added to the BM&FBovespa system through Brazilian institutions, which have clearing accounts with the BM&FBovespa.  Our shareholder registry indicates which shares are listed on the BM&FBovespa system.  Each participating shareholder is in turn registered in a register of beneficial shareholders maintained by the BM&FBovespa and is treated in the same manner as our registered shareholders.

Brazilian rules related to information disclosure

In January 2002, the CVM issued regulations, which were amended in June 2002 and March 2007, regarding the disclosure of information to the market.  These regulations include provisions which:

•              determine what information must be filed with the CVM in the form of a notice to the shareholders or a "fato relevante" of a material fact.  The "fato relevante" includes any controlling shareholder decisions that could influence the price of our securities and any controlling shareholder decision to trade, cease to trade, or exercise any rights under our securities;

•              expand the list of events which are considered material, including, among others:

‑               the signature, amendment or termination of shareholders' agreements to which the company is a party, or which have been registered in our records;

‑               the entry or withdrawal of shareholders that have a financial, operational, technological or management collaboration agreement with us;

‑               any authorization to trade our securities in any market, national or abroad;

‑               the merger, consolidation or spin‑off of a company or its affiliates;

‑               the change in the composition of a company's capital stock;

‑               the change in accounting criteria;

‑               the debt renegotiation;

‑               the change in rights and advantages attached to the securities of a company;

‑               the acquisition of a company's shares to keep in treasury or cancellation, and their sale;

‑               the company's profit or loss and the allocation of its cash dividends;

‑               the execution or termination of an agreement, or failure on its implementation, when the expectation of its accomplishment is public's knowledge; and

‑               the approval, change or abandonment of a project or delay in its implementation.

•              in the event our executive officer in charge of investor relations does not make required disclosure, extend the responsibility to make the required disclosure to our controlling shareholders, our management, the members of our fiscal council and to any member of a technical or consulting body created by our bylaws;

•              extend confidentiality obligations related to undisclosed information to, in addition to our management and controlling shareholders, the members of any technical or consulting bodies created by our bylaws and our employees in charge of the issues considered relevant matters;

•              disclose the information contained in material facts in all markets where our securities are traded;

‑ 184 ‑

•              if we acquire a controlling participation in a company that has its securities traded on a market, disclose any intention to delist the company within the period of one year;

•              fulfill disclosure requirements related to the acquisition and sale of relevant shareholder participations, or the acquisition and sale of our securities by our managing shareholders, members of our fiscal council or any member of a technical or consulting body created by our bylaws; and

•              before a material fact is publicly disclosed, prohibit the trading of our securities by our direct and indirect controlling shareholders, officers, members of our board of directors, fiscal council and any technical or advisory committees or whomever by virtue of their position has knowledge of information related to the material fact.

Disclosure of periodic information

In December 2009, the CVM issued Instruction no. 480 that addresses, among other topics, the issuance of securities and periodic disclosure of information by companies that have their securities traded on the Brazilian market.  As a result of this rule, Brazilian issuers must file a Reference Form with the CVM every year, a document similar to a securities distribution prospectus and to a Form 20‑F, providing several detailed aspects of the company's operations and administration.  Furthermore, the rules related to financial statements and information disclosure were improved and the management's responsibility for the information provided was increased.  As a result, the quantity and quality of information provided to the Brazilian market and to CVM has increased considerably, reinforcing the transparency of our activities for the local investor. In addition, new issuances by companies already listed were made easier.

Disclosure of operating information to the public

In December 2009, the Central Bank issued rules that require the disclosure by financial institutions of certain operating information to the public that used to be disclosed to the Central Bank only.  This information includes risk management structures, Basel ratio achievements, reference equity, exposure to credit risks, operations classified in the negotiation portfolio, mitigation instruments, counterparty's credit risk, credit concession, securitizations, derivatives, along with other information.  This measure gives continuity to the implementation of the Basel II parameters in Brazil.

Regulation of and restrictions on non‑Brazilian holders

The Brazilian constitution prohibits any increase in the foreign participation in the capital stock of financial institutions headquartered in Brazil.  However, because we are a publicly‑traded financial institution, non‑Brazilian holders of our preferred shares benefit from an exception to this provision.  Accordingly, foreign holders face no legal restrictions on the ownership of our preferred shares or of ADRs based on our preferred shares, and are entitled to all the rights and preferences of such preferred shares.

However, the ability to convert into foreign currency dividend payments and proceeds from the sale of preferred shares or preemptive rights and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, the registration of the relevant investment with the Central Bank.  Nonetheless, any non‑Brazilian holder who registers with the CVM in accordance with Resolution 2,689 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

Appendix V to Resolution No. 1,289 of the CMN, known as the "Appendix V Regulations," allows Brazilian companies to issue depositary receipts in foreign exchange markets.  Our ADR program is duly registered with the Central Bank.

Our bylaws do not impose any limitation on the rights of Brazilian residents or non‑residents to hold our shares and exercise the rights in connection therewith.

‑ 185 ‑

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

Additionally, Brazilian Corporate Law provides that acquisition of control of a publicly held company is contingent on tender offers for all outstanding common shares at a price equivalent to at least 80% of the price per share paid for the controlling block.  In December 2003, we amended our bylaws to provide that in the event of a change in our control, the acquirer will be required to pay our shareholders an amount equal to (a) in the case of our non‑controlling common shareholders, 100.0% of the price per share paid to our controlling shareholders and (b) in the case of our preferred shareholders, 80% of the price per share paid for our controlling shareholders.

In the case of our liquidation, our preferred shareholders would be entitled to priority over our common shareholders in the return of capital.  See "—Organization—Liquidation" for more information.  In addition, in the event of a transfer of control, our shareholders have the right of withdrawal under certain circumstances.  See "—Organization—Right of withdrawal" for more information.

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

BM&FBovespa's differentiated corporate governance practices

BM&FBovespa has a program known as the Differentiated Corporate Governance Practices program, which we refer to as the "DCGP program." Under the DCGP program, listed companies may elect to adhere to one or two sets of rules which apply to the Company, its management and controlling shareholders and are intended to promote good corporate governance practices and improve market disclosure.

Since 2001, we have been in compliance with a less strict set of rules called DCPG.  According to such rules, we must comply with:

•              maintaining a minimum float of 25.0% of our capital stock;

•              having an annual public meeting with analysts and any other interested people;

•              disclosing the annual calendar of corporate events;

•              utilizing mechanisms in public offerings intended to increase the dispersion of capital;

•              disclosing quarterly consolidated financial statements, which are subject to a limited review; and

‑ 186 ‑

•              disclosing information on securities, including derivatives, held by our controlling shareholders, members of our management and members of our fiscal council.

10.C.     Material agreements

On June 9, 2003, our shareholders Cidade de Deus Participações and Fundação Bradesco entered into the Shareholders' Agreement with BBVA.  Under the terms of the Agreement, BBVA has the right to elect one member of our Board of Directors.  The Shareholders' Agreement provides that BBVA will have this right so long as BBVA owns at least 3.94% of our voting capital.  However, if BBVA's participation falls below this percentage threshold due to an increase in our capital stock in which our shareholders, including BBVA, are not given preemptive rights, BBVA's right to elect a member of our Board of Directors will not be affected.

On March 4, 2008, BBVA exercised its put option for all common shares or 5% of our common capital over Controlling Shareholders.  The Controlling Shareholders and BBVA concluded such purchase and sale at April 11, 2008, with payment on April 16, 2008, for all shares and the Shareholders' Agreement is no longer effective since April 11, 2008.

On April 11, 2008, our controlling shareholders sold to BES, Portugal,  1.5% of common shares issued by Bradesco.

10.D.     Exchange controls

The Central Bank may impose temporary restrictions on the remittance of foreign capital abroad, including payments of principal, interests or dividends, and on the repatriation of capital whenever it is foreseen a significant imbalance in Brazil's balance of payments.  The last occurrence of restrictions on the remittance of foreign capital was in 1989, when for approximately six months in 1989 and early 1990, the Brazilian government suspended all remittances abroad of dividends and invested capital.  The Central Bank subsequently released these amounts for remittance abroad in accordance with specific guidelines.  The Brazilian government may take similar measures in the future.

Under Brazilian tax laws, non‑Brazilian holders of securities enjoy favorable tax treatment if they have qualified under Resolution 2,689.  To qualify under this Resolution, a non‑Brazilian holder must:

•              appoint a representative in Brazil with power to take action relating to the investment;

•              register as a foreign investor with the CVM; and

•              register its investment with the Central Bank.

See "Item 10.E. Taxation—Brazilian tax considerations—Taxation of gains" for a description of the tax benefits extended to non‑Brazilian holders of securities who qualify under Resolution 2,689.

Under Resolution 2,689, securities held by non‑Brazilian holders must be maintained under the custody of, or in deposit accounts held in, financial institutions duly authorized by the Central Bank and the CVM.  In addition, securities trading is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over‑the‑counter markets.

Registered non‑Brazilian holders are allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets, with the exception that the Brazilian constitution limits the ability of non‑Brazilian holders to acquire capital of financial institutions, as mentioned above under "—Regulation of and Restrictions on Non‑Brazilian holders." Registration allows investors to remit foreign currency abroad when the funds are distributions on registered preferred shares or proceeds from the disposition of such shares.  The funds are converted into foreign currency at the Exchange Market rate.

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

‑ 187 ‑

Pursuant to Resolution 2,689, the registration of a foreign investment is made electronically by the local representative of the foreign investor.  The registered capital for a preferred share withdrawn from the depositary bank upon cancellation of an ADS will be the U.S. dollar equivalent of:

•              the average price of a preferred share on the stock exchange on the date of withdrawal; or

•              if no preferred shares were sold on that day, the average price on the stock exchange in the 15 trading sessions immediately preceding the withdrawal.

When a holder of ADSs exchanges ADSs for the underlying preferred shares, the holder is entitled to either:

•              sell the preferred shares on the stock exchange and remit the proceeds abroad within five business days; or

•              freely convert the investment in the preferred shares to either an investment under Resolution 2,689 (subject to satisfaction of the legal requirements described above) or a direct foreign investment in Brazil (in accordance with applicable rules).

Holders that do not comply with the rules previously described may still register their investment, but the registration process will be subject to detailed procedures established by the Central Bank.  Holders that do not comply with these rules may also be subject to monetary penalties.

10.E.     Taxation

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

Brazilian tax considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder not residing in Brazil.  This discussion does not analyze all the Brazilian tax considerations that may be applicable to any particular non‑Brazilian holder, and each holder not residing in Brazil should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

‑ 188 ‑

Taxation of dividends

Dividends from profits of years beginning on or after January 1, 1996 that we pay to any beneficiary, including depositary banks in respect of preferred shares underlying ADSs and/or a holder not residing in Brazil in respect of preferred shares are not subject to Brazilian withholding income tax.  Only dividends paid from profits generated prior to January 1, 1996 are subject to Brazilian withholding income tax unless the amount of the relevant dividend is used to increase our capital and we do not redeem those shares for a period of five years.  Pursuant to Brazilian law, we are responsible for withholding and paying any tax on dividends we distribute.

Distributions of interest on shareholders' equity

Brazilian corporations may, subject to certain limitations, make payments to shareholders in the form of interest on shareholders' equity, as an alternative to carry out profit sharing. The principal difference between dividends and interest on shareholders' capital is their tax treatment.

Dividends payments are not deductible for income tax purposes. On the other hand, for determination of the income tax due by a Brazilian legal entity, we may deduct distributions of interest on shareholders' capital paid to Brazilian and holders not residing in Brazil of preferred and common shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, up to an interest rate which does not exceed the pro rata die fluctuation of the rate of the federal government's long‑term interest rate, TJLP applied on the shareholders' equity and appraised based on the generally accepted accounting principles in Brazil.  The total amount distributed as interest on shareholders' capital, which may be deducted from the calculation basis of income tax and social contribution tax, may not exceed the greater of:

•              50.0% of our net income (before taking the distribution and any deductions for calculating income taxes into account), as measured in accordance with generally accepted accounting principles in Brazil for the year in respect of which the payment is made; or

•              50.0% of retained earnings for the year preceding the year in which the payment is made, as measured in accordance with generally accepted accounting principles in Brazil.

Payments of interest on shareholders' capital are subject to Brazilian withholding tax at the rate of 15.0%.  For payments to persons who are resident in a jurisdiction that under Brazilian law is deemed to be a "tax haven" (any country that (a) does not impose income tax or that taxes income at a rate of less than 20.0% or (b) a country whose corporate law establishes confidentiality of the corporate entities' shareholders, Brazilian tax law subjects such payments to withholding tax at the source at a 25.0% rate.  It is our responsibility to withhold and pay the tax levied on interest on shareholders' capital we distribute.

Amounts paid as interest on shareholders' capital (net of withholding tax owed) may be treated as payments in respect of the mandatory dividends we are obligated to distribute to our shareholders in accordance with our bylaws.  Distributions of interest on shareholders' capital in respect of the preferred shares, including distributions to the depositary bank in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Payments of interest on shareholders' capital are decided by the Board of Directors on the basis of recommendations of our Board of Executive Officers.

Our Board of Directors has traditionally approved the distribution of the maximum amount of interest on shareholders' capital permitted by law.

Taxation of gains

Gains realized outside Brazil by a holder not residing in Brazil on the disposition of ADSs or preferred shares to another non‑Brazilian holder are not subject to Brazilian tax.

Gains realized by holders residing in Brazil on any disposition of preferred shares in Brazil are subject to tax at the following rates:

•              20.0% if the transaction is "day‑traded" on a stock exchange; or

‑ 189 ‑

•              15.0% for all other cases.

The earnings reached in "day trade" operations in Stock Exchanges, of Goods, Futures and Similar, are also subject to withholding income tax at a 1.0% rate, and this tax may be deduced from the tax on the net gains reached in the month.

By January 1, 2005, the net gains from trading realized in stock exchanges, of goods, futures and similar, except for the day trade ones (that remain subject to taxation as mentioned above) are subject to 0.005% of withholding income tax. Tax withholding is waived when the value of the transactions closed within the same month are equal to or less than R$20,000.00, in which case the tax levied on net gains for the month may be deducted from income tax.  This tax does not apply to foreign investment transactions registered with the Central Bank according to Resolution no. 2,689 of CMN, except in the case of foreign investors living in a country considered to be a "tax haven."

Gains realized on any disposition of preferred shares in Brazil by non‑residents who are domiciled in a country that, under Brazilian law, is deemed to be a tax haven are subject to the same rates applicable to holders resident in Brazil, as described above.

Capital gains realized on disposition of preferred shares in Brazil by  holders who are resident abroad in a country not considered a "tax haven" are not subject to Brazilian tax if:

•              the proceeds obtained by the disposition are remitted outside Brazil within five business days of the cancellation of the ADSs, which were represented by the shares sold; or

•              the foreign investment in the preferred shares is registered at the Central Bank under CMN Resolution 2,689.

In the event the items above are not confirmed, the same treatment applicable to Brazilian residents will apply.

Gain on the disposition of preferred shares is measured by the difference in U.S. dollars between the amount in foreign currency received on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation and converted into the foreign currency based on the exchange rate published by Central Bank in such date in which the acquisition was made.  The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of its effective cost as evidenced by valid documentation or, in its absence, on the basis of the foreign currency amount registered with the Central Bank.  See "Item 10.D. Exchange Controls."

Except for the international avoidance of double taxation tax treaty signed with Japan, Brazil's other signed international tax treaties do not grant relief from taxes on gains realized on sales or exchanges of preferred shares.  Gains realized by a non‑Brazilian holder upon the redemption of preferred shares would be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and would accordingly be subject to income tax at a rate of 15.0% (except for tax haven residents, which applicable rate would be 25%).

Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation.  Gains on the sale or assignment of preemptive rights relating to the preferred shares will be treated differently for Brazilian tax purposes depending on whether:

(i)          the sale or assignment is made by, or on behalf of, the depositary bank or the investor; and

(ii)         the transaction takes place on a Brazilian stock exchange.

Gains on sales or assignments made by, or on behalf of, the depositary bank on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to income tax at rates up to 15.0%.

‑ 190 ‑

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

In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15.0% (unless the preferred shares were held in accordance with Resolution 2,689, in which case the exchange would be tax‑free).

On receipt of the underlying preferred shares, a holder not resident in Brazil entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank, as previously described under "—Exchange Controls."  If the holder not resident in Brazil does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment previously described in respect of exchanges of preferred shares.

The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian tax.

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a holder not resident in Brazil, with the exception of gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil.  There are no Brazilian stamps, issue, registration or similar taxes or duties payable by holders of preferred shares or ADSs.

IOF may be imposed on a variety of transactions, including the conversion of Brazilian currency into any foreign currency (e.g., for purposes of paying dividends and interest).  The IOF tax rate on such transactions is generally 0.38% but can be reduced to 0% in certain situations, such as: (i) distribution of dividends and interest on shareholders' equity; (ii) return of funds used in financial and capital markets; and (iii) payment of dividends and interest on shareholders' equity.  As of October 20, 2009, the IOF rate was raised to 2% in exchange operations for entry of funds in Brazil carried out by foreign investors to be invested in financial and capital markets.  The Minister of Finance, however, has the legal authority to increase the rate to a maximum of 25.0%.  Any increase would be only applicable after that.

IOF taxes may also be levied on transactions involving bonds or securities, even if the transactions are carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF tax, with respect to preferred shares and ADSs, is currently 0%, except for the transfer of shares that are traded on a stock exchange located in Brazil for the specific purpose of backing the issuance of depositary receipts traded abroad, which as of November 2009 began to be levied at an IOF rate of 1.5%. The Minister of Finance, however, has the legal authority to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor's holding period, but only to the extent of gain realized on the transaction and only on a prospective basis.

In addition to the IOF tax, a temporary tax, the CPMF tax, was imposed on our distributions in respect to our ADSs at the time the distributions were converted into U.S. dollars and remitted abroad by the custodian.  The CPMF was imposed at a rate of 0.38% and was levied until December 31, 2007.  As of January 1, 2008, the CPMF is no longer charged.  There is a bill pending in Congress proposing a new tax Contribuição Social para a Saúde ("CSS").  The CSS is similar to CPMF, with a proposed rate of 0.1%.  We cannot foresee if this bill will be approved by the National Congress.  For more information, please see "Item 4.B. Business Overview—Regulation and Supervision—Taxation—CPMF (Provisional Contribution on the Turnover or Transfer of Amounts and Credits of a Financial Nature)."

‑ 191 ‑

Registered capital

Amounts invested in securities by a holder not resident in Brazil who (i) qualifies for benefits under Resolution 2,689 and who registers with the CVM or (ii) holds ADSs and is represented by the depositary bank's registration, are eligible for registration with the Central Bank.  In the case of ADSs, since the shareholder of record is the depositary bank, the depositary bank is responsible for obtaining the registration.  The registration allows the remittance outside Brazil of foreign currency, converted at the Exchange Market rate, acquired with the proceeds of distributions on, or dispositions of, preferred shares.

U.S. federal income tax considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein.  This summary describes the principal tax consequences of the ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of preferred shares or ADSs.  This summary applies only to purchasers of preferred shares or ADSs who will hold the preferred shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10.0% or more of our shares (taking into account shares held directly,through depositary arrangements or through attribution), tax‑exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in preferred shares or ADSs on a mark‑to‑market basis, and persons holding preferred shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.  Accordingly, each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in preferred shares or ADSs.

In this discussion, references to a "U.S. holder" are to a holder of a preferred share or an ADS: (i) that is a citizen or resident of the United States of America; (ii) that is a corporation organized under the laws of the United States of America or any state thereof; or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the preferred shares or ADSs.

The preferred shares will be treated as equity for U.S. federal income tax purposes.  For purposes of the U.S. Internal Revenue Code of 1986, as amended, which we call the "Code," holders of ADSs generally will be treated as owners of the preferred shares represented by such ADSs.

Taxation of distributions

A U.S. holder will recognize dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the custodian (or by the U.S. holder in the case of a holder of preferred shares).  The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the custodian (or by a U.S. holder in the case of a holder of preferred shares).  If this custodian (or U.S. holder in the case of a holder of preferred shares) does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

‑ 192 ‑

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15.0% if the dividends are "qualified dividends."  Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend  is paid, a passive foreign investment company ("PFIC").  The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.  Based on existing guidance, it is not clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares themselves are not listed on a U.S. exchange.  In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of preferred shares or ADSs, and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes.  Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them.  Holders of ADSs and preferred shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

Based on our audited financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 or 2009 taxable years.  In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2010 taxable year.  Our belief that we are not, and anticipating that we will not in the future be, a PFIC is based on certain Proposed Treasury Regulations dealing with non‑U.S. banks.  Such regulations are not final and are subject to modification, in which case our determination regarding PFIC status may be different.

Distributions out of earnings and profits with respect to the preferred shares or ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code.  Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the preferred shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such holder elects for that year to credit all foreign income taxes.  Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short‑term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder's expected economic profit is not substantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of additional shares to holders with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Holders of preferred shares or ADSs that are foreign corporations or nonresident alien individuals, which we call "non‑U.S. holders," generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to preferred shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

Taxation of capital gains

Upon the sale or other disposition of a preferred share or an ADS, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes.  The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the preferred share or the ADS and the U.S. holder's tax basis in the preferred share or ADS.  Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long‑term capital gain or loss if held for more than one year. Capital losses may be deducted from taxable income, subject to certain limitations.  Gain realized by a U.S. holder on a sale or disposition of preferred shares or ADSs generally will be treated as U.S. source income.  Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

A non‑U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a preferred share or an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

‑ 193 ‑

Backup withholding and information reporting

Dividends paid on income for the year, and proceeds from the sale or other disposition of the ADSs or preferred shares to a U.S. holder, generally may be subject to the information reporting requirements of the Code and to backup withholding unless the U.S. holder (i) establishes, if required to do so, it is an exempt recipient or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.  The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the U.S. Internal Revenue Service.

A non‑U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Recent legislation has introduced new reporting requirements for certain U.S. holders.  The penalty for failing to comply with these, or existing, reporting requirements can be significant.  U.S. holders should consult their own tax advisors concerning any U.S. reporting requirements that may arise out of the ownership or disposition of preferred shares or ADSs in light of their particular circumstances.

10.F.      Dividends and Paying Agents

Not applicable.

10.G.     Statement by Experts

Not applicable.

10.H.     Documents on Display

We file reports, including annual reports on Form 20‑F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers.  You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1‑800‑SEC‑0330.  Since November 4, 2002, we are required to make filings with the SEC by electronic means.  Any filings we make electronically will be available to the public over the Internet at the SEC's website.

10.I.       Subsidiary Information

For information on subsidiaries, see "Item 4.B. Business Overview—Main Subsidiaries" and Note 1(a) of our consolidated financial statements in “Item 18. Financial Statements.”

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk and risk management

In the course of our normal operations, we are exposed to a number of risks, which are inherent to banking and insurance activities.  The extent to which we properly and effectively identify and manage these risks is critical to our profitability.  The most significant of these risks are:

•              market risk;

•              liquidity risk;

•              credit risk; and

‑ 194 ‑

•              operational risk.

Management of these risks is a process, which involves different levels of our Organization and encompasses a range of policies and strategies.  Our risk management policies are generally conservative ones, which seek to limit absolute loss to the extent possible without loss of efficiency.  For a discussion of our risk management policies see "Item 4.B. Business Overview—Integrated risk control" and "Item 5.B. Liquidity and Capital Resource—Asset and liability management." For a summary of Brazilian regulations on managing market risk in the banking sector, see "Item 4.B. Business Overview—Regulation and Supervision."

Market risk

Market risk is the risk that changes in factors such as interest rates or currency exchange rates will have an adverse impact on the value of our assets, liabilities or off‑balance sheet positions.  We are exposed to market risk in both our trading and non‑trading activities.  The primary market risks we face are interest rate risk and foreign exchange risk.

We employ the sensitivity analysis methodology set forth below for evaluating our market risk.  Our sensitivity analyses evaluate the potential loss on future earnings resulting from hypothetical changes in interest rates and foreign currency exchange rates.

Interest rate risk

Interest rate risk arises as a result of timing differences on the re‑pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments.  We are exposed to the risk of interest rate movements when there is a mismatch between fixed rates and market interest rates.  For a discussion of our management of interest rate sensitivity, see "Item 5.B. Liquidity and Capital Resource—Interest rate sensitivity."

Exchange risk

Exchange risk arises as a result of our having assets, liabilities and off‑balance sheet items that are denominated in, or indexed to, currencies other than reais, either as a result of trading or in the normal course of banking activities.  We control exposure to exchange rate movements by ensuring that mismatches are managed and monitored, and our policy is to avoid material exchange rate mismatches. Virtually all of our transactions (by value) that are denominated in, or indexed to, foreign currencies are denominated in, or indexed to, the U.S. dollar.  Our assets and liabilities denominated in other currencies, including the euro and yen, are generally indexed to the U.S. dollar through currency swaps, effectively limiting our foreign currency exposure to U.S. dollars.  For a discussion of our management of exchange rate sensitivity, see "Item 5.B. Liquidity and Capital Resource— Exchange rate sensitivity."

Market risk of trading activities

We enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk.  As a result, our exposure to the potential losses described below is generally reduced by these transactions.  These derivatives do not qualify as hedges under U.S. GAAP.  Accordingly, we classify derivatives as trading securities.

Sensitivity analysis

We performed a sensitivity analysis, below, for our financial exposure in trading and banking portfolios, based on 3 scenarios that reflect a forecast for market rates and prices.  We considered 25% shocks and 50% shocks that would adversely affect our positions. These scenarios comply with CVM Rule 475/08.

‑ 195 ‑

Risk Factor	Market as of December 31, 2009	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign Exchange rate R$/USD	1.745	1.76	2.18	2.62
1-year fixed rate in reais	10.50% p.a	10.51% p.a	13.13% p.a	15.75% p.a
Shocks were also applied to other risk factors and terms of the interest curves.

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	On December 31, 2009 – R$ in millions
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(4)	(901)	(1,730)
Price Index	Exposure subject to the variation of price index coupon rates	(7)	(1,052)	(1,871)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(0)	(3)	(6)
Foreign currency	Exposure subject to foreign exchange variation	(0)	(8)	(17)
Variable income	Exposure subject to the variation of share prices	(12)	(306)	(613)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1)	(55)	(104)
Other	Exposure not eligible in the previous definitions	-	(0)	(0)
Total not correlated		(24)	(2,325)	(4,341)
Total correlated		(17)	(1,811)	(3,369)

(1)     Amounts net of tax effects.

The impact on our financial exposure, particularly interest rate and price indexes, would not necessarily represent a financial loss to us due to the following reasons:

•              part of the loan operations from our banking portfolio is funded by term and/or savings deposits, which are natural hedges for eventual variations in interest rates;

•              for our banking portfolio, interest rate variations would not necessarily represent a material impact on to our financial results because we maintain loan operations until their maturity; and

‑ 196 ‑

•              our derivative transactions that are part of the banking portfolio are used to hedge operations with clients or to hedge investments abroad.

Banking portfolio	On December 31, 2009 – R$ in millions
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(4)	(820)	(1,568)
Price Index	Exposure subject to the variation of price index coupon rates	(7)	(1,036)	(1,836)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(0)	(3)	(6)
Foreign currency	Exposure subject to foreign exchange variation	-	-	-
Variable income	Exposure subject to the variation share prices	(11)	(275)	(550)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1)	(48)	(91)
Other	Exposure not eligible in the previous definitions	-	-	-
Total not correlated		(23)	(2,182)	(4,051)
Total correlated		(16)	(1,717)	(3,177)

(1)     Amounts net of tax effects.

Below we present the sensitivity analysis exclusively for the trading portfolio, which represents the exposure that may materially impact the Bank´s results. These figures represent the impact for each scenario in a static portfolio position as of  December 31 ,2009.

We use a dynamic market risk management process to mitigate risks related to market volatility, in accordance with the strategy set forth by our senior management.  Accordingly, when there are signs of position impairment, proactive measures are taken to minimize possible negative impacts.  The purpose of this risk management process is to maximize the Bank's risk return ratio.

‑ 197 ‑

Trading Portfolio	On December 31, 2009 – R$ in millions
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(1)	(171)	(337)
Price Index	Exposure subject to the variation of price index coupon rates	(0)	(40)	(78)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(0)	(0)	(0)
Foreign currency	Exposure subject to foreign exchange variation	(0)	(8)	(17)
Variable income	Exposure subject to the variation share prices	(1)	(32)	(64)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1)	(19)	(36)
Other	Exposure not eligible in the previous definitions	-	(0)	(0)
Total not correlated		(3)	(270)	(532)
Total correlated		(2)	(206)	(406)

(1)     Amounts net of tax effects.

Value at Risk ("VaR")

During the last four quarters ended December 2009, the trading portfolio recorded a maximum VaR of R$417 million and an average VaR ranging from R$28 million to R$206 million.

The following shows the value at risk, as measured under the VaR methodology:

	January, February and March
	Average	Minimum	Maximum	At March 31
	(R$ in millions)
Risk Factors
Reais (fixed and floating rate)	139	75	321	76
Foreign exchange coupon	11	4	25	7
Foreign currency	5	0	24	10
Variable income	5	1	12	12
Sovereign risk	115	82	167	88
Total VaR	206	120	417	129

	April, May and June
	Average	Minimum	Maximum	At June 30
	(R$ in millions)
Risk Factors
Reais (fixed and floating rate)	56	32	79	72
Foreign exchange coupon	3	1	7	1
Foreign currency	13	1	32	7
Variable income	6	1	13	3
Sovereign risk	56	35	84	35
Total VaR	92	58	123	85

‑ 198 ‑

	July, August and September
	Average	Minimum	Maximum	At September 30
	(R$ in millions)
Risk Factors
Reais (fixed and floating rate)	34	12	76	16
Foreign exchange coupon	1	0	4	0
Foreign currency	8	0	22	1
Variable Income	4	1	10	5
Sovereign risk	27	15	33	15
Total VaR	48	21	88	25

	October, November and December
	Average	Minimum	Maximum	At December 31
	(R$ in millions)
Risk Factors
Reais (fixed and floating rate)	18	11	25	13
Foreign exchange coupon	0	0	1	0
Foreign currency	4	0	11	1
Variable Income	6	1	12	8
Sovereign risk	11	8	16	9
Total VaR	28	17	36	20

The following table below shows the concentration of the trading portfolio VaR and the number of events during the year ended December 31, 2009:

Value at Risk	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Events
(R$ in millions)%
Up to R$60	0.00%	1.64%	78.46%	100.00%	46.00%
Over R$60 up to R$80	0.00%	27.87%	18.46%	0.00%	11.60%
Over R$80 up to R$100	0.00%	31.15%	3.08%	0.00%	8.40%
Over R$100 up to R$120	0.00%	37.70%	0.00%	0.00%	9.20%
Over R$120	100.00%	1.64%	0.00%	0.00%	24.80%

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.     Government Bonds

Not applicable.

12.B.     Subscription Bonus and Rights

Not applicable.

12.C.     Other

Not applicable.

12.D.     American Depositary Shares

The table below describes the services and the respective rates and fees that the direct or indirect holders of our ADRs may be subject to pay to our depositary bank, The Bank of New York Mellon (BNYM).

‑ 199 ‑

RATES AND FEES	SERVICE
US$0.05 (or less) for ADSs	• Issue of ADSs, including issues from share distribution, rights or other assets
• ADS cancelling due to withdrawal, including in the event the deposit agreement is terminated
US$0.02 (or less) per ADSs	• Any cash distribution to registered ADS holders
A rate equivalent to the one that should be paid in case distributed bonds were equivalent to shares and shares were deposited for the issuance of ADSs	• Distribution of bonds to deposit holders, which are distributed by the depositary to registered ADS holders
US$0.02 (or less) per ADSs per year	• Depositary services
Registration or transfer rates	• Transfer and registration of shares in custodian's books on behalf of the depositary or his/her agent, when shares are deposited or withdrew
Depositary's expenses	• Expenses with telegram, telephone and fax (when expressly indicated in the deposit agreement)
• Translation of foreign currency into American dollars
Rates and taxes the depositary or the custodian must pay on any ADS, or share backed by any ADS, for example: taxes for transfer of shares, stamp tax or withholding taxes	• If necessary
Any costs incurred by the depositary or the agent for services provided relating to deposited bonds	• If necessary

In August 2009, BNYM became our American depositary bank replacing Citibank (CITI), N.A, our depositary bank since 2001.

From January 1 to December 31, 2009, we received from our depositary banks the amount of US$2.5 million, as reimbursement or payment made on our behalf, of which US$995,000 from our former depositary bank, Citibank, from January to October 2009, and US$1.5 million from our current depositary bank, BNYM, referring to September to December 2009.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

‑ 200 ‑

ITEM 15. CONTROLS AND PROCEDURES

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

(a)           Disclosure controls and procedures

As of December 31, 2009, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Securities Exchange Act of 1934) were carried out under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and it may not prevent or identify deficiencies.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

(b)           Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a‑15(f) and 15d‑15(f) under the Securities and Exchange Act of 1934.  Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In making this assessment, it used the criteria established by the Internal Control—Integrated Framework of COSO.  Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the internal control over financial reporting, as of December 31, 2009, has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report beginning on page F‑2 of “Item 18. Financial Statements.”

(c)           Attestation report of the independent registered public accounting firm

For the report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated June 30, 2010, on the effectiveness of the internal control over financial reporting as of December 31, 2009, see "Item 18.  Financial Statements."

(d)           Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

‑ 201 ‑

ITEM 16.            [RESERVED]

16.A.     Audit Committee Financial Expert

Our Board of Directors has reviewed the qualifications and backgrounds of the members of the audit committee and designated José Lucas Ferreira de Melo as "audit committee financial expert" within the meaning of Item 16.A and that he is independent.  For more information regarding our audit committee, see "Item 6.C. Board Practices—Board Committees—Audit Committee."

16.B.     Code of Ethics

We have adopted a Code of Ethics and Sectorial Codes of Ethics under the Securities Exchange Act of 1934, as amended.  Our Codes of Ethics apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, to our advisors, other officers, employees, business partners, suppliers and service providers.  Our Codes of Ethics Conduct are available on our website at www.bradesco.com.br/ri/.  If we amend the provisions of our Codes of Ethics Conduct, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

16.C.     Principal Accountant Fees and Services

Audit and and non‑audit fees

The following table sets forth the fees billed to us by our independent accounting firm during the fiscal years ended in 2008 and 2009:

	Year ended December 31,
	2007	2008	2009
	(R$ thousand)
Audit fees	R$22,028	R$22,438	R$24,595
Audit-related fees	881	4,852	6,164
Tax fees	638	172	249
Other fees	201	269	366

Total fees	R$23,748	R$27,731	R$31,374

Our independent accounting firm audits our annual financial statements in accordance with U.S. GAAP and the generally accepted accounting principles in Brazil, as well as statutory and regulatory reports submitted to the Banco Central, CVM, SEC and SUSEP, including the review of our quarterly interim financial statements.

Audit‑related fees in the above table are the aggregate fees billed by the independent auditors for domestic and international control and attestation reports, agreed‑upon procedures reports, reviews of internal controls and procedures requested by our management and the issuance of comfort letters upon our sale of securities outside of Brazil.

Tax fees in the above table are referred to fees billed by the independent auditors for tax compliance, consultation and planning services.

Other fees in the above table are fees billed by the independent auditors primarily related to reviews of controls, which cover the technological environment and others.

‑ 202 ‑

Audit Committee pre‑approval policies and procedures

Neither our Board of Directors nor our audit committee has established pre‑approval policies and procedures for the engagement of our independent auditors for services.  Our Board of Directors expressly approves on a case‑by‑case basis any engagement of our independent auditors for audit and non‑audit services provided to our subsidiaries or to us.  Our audit committee provides recommendations to our Board of Directors regarding such engagements.  For more information regarding our Board of Directors and audit committee, see "Item 6.C. Board Practices."

16.D.     Exemptions from the listing standards for Audit Committees

Under the listed company audit committee rules of the NYSE and the SEC, effective July 31, 2006, we must comply with Exchange Act Rule 10A‑3, which requires that we either establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower a board of auditors or similar body to perform the role of the audit committee in reliance on the exemption set forth in Exchange Act Rule 10A‑3(c)(3).

We have established a body similar to the audit committee of a U.S. company, which under Central Bank regulations is required to be called an "audit committee." Our audit committee performs nearly all of the functions of an audit committee of the Board of Directors of a U.S. company. Of the four members of our audit committee, only one member is also a member of our Board of Directors.  Under Brazilian law, the function of hiring independent auditors is a power reserved for the Board of Directors.  As a result, our Board of Directors acts as our audit committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit and non‑audit services provided to our subsidiaries or to us.  Except in these respects, our audit committee is comparable to and performs the functions of an audit committee of the Board of Directors of a U.S. company.  Since our audit committee is not a committee of our Board of Directors, but is a separate body required under Brazilian law to perform the role of an audit committee, we believe that our audit committee satisfies the requirements of Exchange Act Rule 10(a)(3).  However, we have relied on the exemption set forth in Exchange Act Rule 10A‑3(c)(3) because under Central Bank regulations, the Audit Committee is a separate organ from our Board of Directors.  We believe that our audit committee is able to act independently in performing the responsibilities of an audit committee under the Sarbanes‑Oxley Act and to satisfy the other requirements of Exchange Act Rule 10A‑3.

16.E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total number of preferred shares acquired	(b) Average price paid per preferred share	(c) Total number of preferred shares acquired from published plans or programs	(d) Maximum number of preferred shares that can still be acquired from plans or programs
01/02 to 01/30/09	—	—	—	7,500,000
02/02 to 02/27/09	—	—	—	7,500,000
03/02 to 03/31/09	—	—	—	7,500,000
04/01 to 04/30/09	—	—	—	7,500,000
05/04 to 05/29/09	—	—	—	7,500,000
06/01 (1)	—	—	—	7,500,000
06/02 to 06/30/09	—	—	—	25,000,000
07/01 to 07/31/09	—	—	—	25,000,000
08/03 to 08/31/09	—	—	—	25,000,000
09/01 to 09/30/09	1,234,000	34,0941	1,234,000	23,766,000
10/01 to 10/30/09	1,244,000	35,9495	1,244,000	22,522,000
11/03 to 11/30/09	50,000	35,4543	50,000	22,472,000
12/01 (2)	—	—	—	22,472,000
12/02 to 12/31/09	344,000	36,9942	344,000	7,156,000

(1)       The RCA as of 06/01/2009 – authorized the Company's Board of Executive Officers to acquire up to 25,000,000 preferred shares.

(2)       The RCA as of 12/01/2009 – authorized the Company's Board of Executive Officers to acquire up to 7,500,000 preferred shares

16.F.      Change in Registrant's Independent Auditing

There was no change in Independent Auditing.

‑ 203 ‑

16.G.     Corporate Governance

               In May, 2006, our Board of Directors approved Bradesco´s corporate governance policy This policy is available in our website at www.bradesco.com.br/ir.

This item provides a comparison of Bradesco's corporate governance practices with NYSE rules applicable to North American companies.

According to the corporate governance rules of the NYSE approved by the Securities and Exchange Commission ("SEC"), foreign private issuers are subject to a more limited set of requirements regarding corporate governance than those imposed on U.S. domestic issuers.  As a foreign private issuer, we must comply with three rules imposed by the NYSE:

(1)                   the requirements set forth by the SEC concerning audit committees;

(2)                   our CEO must promptly notify the SEC in writing after any executive officer becomes aware of any non‑compliance with any of the applicable NYSE corporate governance rules; and

(3)                   we must provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

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

Brazilian law provides that only shareholders of a company may be appointed to its Board of Directors.  Accordingly, there is no legal or statutory provision requiring Bradesco to have independent directors, however, one of our directors is independent and represents BES located in Portugal.  There is no minimum share ownership or residency requirement for qualification as a director.

303A.03	Non‑management directors of a listed company must meet at regularly scheduled executive sessions without management.

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

We have a Compensation Committee of three to five members, who are all members of the Board of Directors.  The members are appointed by the Board of Directors, each with a one‑year term of office.  The committee's primary responsibility is to provide the Board of Directors with proposed policies and guidelines related to the compensation of our managers.  The compensation is to be based on performance targets established by the Board.

None of the members of the Compensation Committee are independent directors. The compensation committee has a written charter that states the responsibilities of the committee.
303A.06 303A.07

Listed companies must have an audit committee, composed by a minimum of three members who satisfy the requirements of Rule 10A‑3 under the Exchange Act, with a written charter that addresses specific minimum requirements.

Pursuant to our bylaws and to Central Bank regulations since December 2003, we have appointed an Audit Committee.  Our Audit Committee is comprised of three to five members, each of whom serves for a term of one year, and is appointed by, and may be replaced by, the Board of Directors.  We currently have four members on our audit committee.  Under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company.  As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit and non‑audit services provided to our subsidiaries or to us.  Except in these respects, our audit committee is comparable to and performs the functions of audit committees of U.S. companies.  Since our audit committee is a separate organ from our Board of Directors, pursuant to Central Bank regulations, we have relied on the exemption set forth in Exchange Act Rule 10A‑3(c)(3) in this regard.

The main obligations of our Audit Committee are:

•      recommending to the Board of Directors which outside firm should be hired to provide independent audit services and the amount of compensation such firm should receive, as well as to recommend the replacement of such firm;

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

We also have a Fiscal Council, which can have from three members and three substitutes.  It currently has three members and three alternates.  The Fiscal Council is an independent corporate body.  In accordance with Brazilian Corporate Law, the Fiscal Council's responsibilities include:

• supervising, through any of its members, the actions of our managers and verifying the fulfillment of their duties;

•      reviewing and issuing opinions regarding our statutory financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor's report and any management reports; and

•      opining on any management proposals to be submitted to the shareholders' meeting related to changes in our share capital, issuances of debentures or rights offerings entitling the holder to subscribe for equity, investment plans and capital expenditure budgets, distributions of dividends and/or interest on shareholders' equity, change in the corporate structure, mergers, consolidations or spin‑offs.

303A.08	Shareholders must be given the opportunity to vote on equity‑compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.

Under the Brazilian Corporate Law, shareholder approval is required for the adoption of any compensation plans upon delivery of equity interests.  We currently do not have any stock option based compensation plan.

303A.09	Listed companies must adopt and disclose corporate governance guidelines addressing specific minimum requirements.	Our corporate governance guidelines and practices are available in our website at www.bradesco.com.br, in the Corporate Governance section.
303A.10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have adopted code of ethics, which applies to our senior management, employees, business partners, suppliers and service providers of the organization, parent companies, subsidiaries and companies under common control, directly or indirectly and, when applicable, to non-profit entities managed by members of senior management or employees appointed or transferred by companies that are part of the organization.  We have an Ethics Committee, appointed by the Board of Directors, which is responsible for the enforcement of the Codes of Ethics, including determining which actions to take concerning the disclosure, dissemination and fulfillment of the Codes of Ethics, as well as ensuring its effectiveness.

We will post any modifications or waivers to either Codes of Ethics on our website.
303A.12	A CEO of a listed company must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non‑compliance with any applicable provisions of Section 303A.	Our CEO shall promptly notify the NYSE in writing, should any executive officer become aware of any non‑compliance with any applicable provision of the NYSE corporate governance rules.

‑ 204 ‑

PART III

ITEM 17.            FINANCIAL STATEMENTS

See "Item 18.  Financial Statements."

ITEM 18.            FINANCIAL STATEMENTS

See financial statements of the bank on pages F-1 through F-64. Also attached are separate financial statements of Cielo S.A (“Cielo”) for the years ended December 31, 2007, 2008 and 2009. These financial statements are being included pursuant to Rule 3.09 of Regulation S-X in accordance with the income significance test under Rule 1-02 (w) of Regulation S-X.

ITEM 19.            EXHIBITS

Documents filed as exhibits to this annual report:

1.1	Amended and Restated Bylaws of Banco Bradesco S.A. (English translation).
2.1	Deposit agreement, between Banco Bradesco S.A., The Bank of New York Mellon Corporation, as Depositary, and holders and beneficial owners of American Depositary Receipts*.
2.2

The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

6.1	Calculation of earnings per share data and weighted average number of shares outstanding.
7.1	Calculation of dividends/interest on shareholders' capital per share data.
8.1	List of Subsidiaries.
12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a‑14 and 15d‑14 under the Securities Exchange Act of 1934.
12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a‑14 and 15d‑14 under the Securities Exchange Act of 1934.
13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002.

101.INS          XBRL Instance Document (1)
101.SCH         XBRL Taxonomy Extension Schema (1)
101.CAL         XBRL Taxonomy Extension Calculation Linkbase (1)
101.LAB         XBRL Taxonomy Extension Label Linkbase(1)
101.PRE         XBRL Taxonomy Extension Presentation Linkbase(1)
101.DEF         XBRL Taxonomy Extension Definition Linkbase(1)

________
(*)                 Incorporated by reference to our Registration Statement on Form F-6 (file no. 333‑161530), originally filed with the SEC on August 25, 2009.

(1)                 Furnished herewith

‑ 205 ‑

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20‑F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

/s/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi
Chief Executive Officer

/s/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu
Chief Financial Officer

Date: June  30, 2010

‑ 206 ‑

Banco Bradesco S.A.
Consolidated Financial Statements as of
December 31, 2008 and 2009 and for each of the
three years in the period ended December 31,
2009 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Banco Bradesco S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Banco Bradesco S,A. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

São Paulo, June 30, 2010

/s/ PricewaterhouseCoopers
Auditores Independentes

Banco Bradesco S.A.

Consolidated Balance Sheet
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,
Assets	2008	2009
Cash and due from banks	9,353	6,992
Interest-earning deposits in other banks	14,435	11,211
Federal funds sold and securities purchased under agreements to resell (includes R$ 46,950 and R$ 82,146 pledged as collateral)	46,950	82,146
Brazilian Central Bank compulsory deposits	26,384	32,696
Trading securities, at fair value	91,849	106,097
Available for sale securities, at fair value	29,955	37,234
Held to maturity securities, at amortized cost	4,097	3,883
Loans	174,835	179,934
Allowance for loan losses	(10,318)	(14,572)
Net loans	164,517	165,362
Equity investees and other investments	881	2,284
Premises and equipment, net	4,263	4,830
Goodwill	1,286	1,234
Intangible assets, net	3,138	3,643
Other assets	38, 363	39,203

Total assets	435,471	496,815

Liabilities and shareholders´ equity
Deposits from customers
Demand, non-interest bearing	28,612	35,664
Savings	37,768	44,162
Time	97,423	90,537
Deposits from financial institutions	698	752
Total deposits	164,501	171,115

Federal funds purchased and securities sold under agreements to repurchase	74,730	108,357
Short-term borrowings	13,849	7,976
Long-term debt	47,255	50,817
Pension plan investment contracts	43,388	52,314
Insurance claims and pension plan reserves	14,689	15,354
Other liabilities	39,797	44,772

Total liabilities	398,209	450,705

Commitments and contingencies (Notes 2(p) and 25(b))

Shareholders' equity
Common shares - no par value (issued and authorized at December 31, 2008 –1,688,428,477 and at December 31, 2009 – 1,713,543,005)	11,500	13,250
Preferred shares - no par value (issued and authorized at December 31, 2008 –1,688,428,303 and at December 31, 2009 – 1,713,542,828)	11,500	13,250
Treasury shares (at December 31, 2008 – 141,923 common shares and 38,060 preferred shares and at December 31, 2009 – 3,338,170 common shares and 3,197,260 preferred shares)	(5)	(189)
Additional paid-in capital	212	237
Statutory reserves	1,853	2,254
Accumulated other comprehensive income	85	1,335
Unappropriated retained earnings	11,785	15,633

Shareholders’ equity of the Parent Company	36,930	45,770

Noncontrolling interest	332	340

Total shareholders' equity and noncontrolling interest (1)	37,262	46,110

Total liabilities, shareholders' equity and noncontrolling interest	435,471	496,815

(1)	Under ASC 810, effective January 1, 2009, minority interest in consolidated subsidiaries should be accounted as part of shareholders ´equity in consolidated financial statements, apart from the shareholders´ equity of the parent company. For comparison purposes, this reclassification was also made for fiscal year ended December 31, 2008 figures.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Balance Sheet
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31,
	2007	2008	2009
Interest income
Interest on loans	22,608	33,662	32,708
Interest on federal funds sold and securities purchased under agreements to resell	3,429	6,466	7,701
Interest on securities
Trading	5,677	7,685	8,737
Available for sale	2,843	3,248	2,591
Held to maturity	279	509	439
Interest on deposits in other banks	429	706	506
Interest on Brazilian Central Bank compulsory deposits	1,207	1,489	1,434
Other	37	38	35

Total interest income	36,509	53,803	54,151

Interest expense
Interest on deposits
From customers
Savings deposits	(2,002)	(2,442)	(2,450)
Time deposits	(3,524)	(7,114)	(8,929)
From financial institutions	(33)	(80)	(67)
Interest on federal funds purchased and securities sold under agreements to repurchase	(5,540)	(9,169)	(8,704)
Interest on short-term borrowings	727	(4,899)	2,197
Interest on long-term debt	(2,366)	(4,728)	(3,065)

Total interest expense	(12,738)	(28,432)	(21,018)

Net interest income	23,771	25,371	33,133

Provision for loan losses	(4,616)	(6,651)	(10,822)

Net interest income after provision for loan losses	19,155	18,720	22,311

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Income
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31,
	2007	2008	2009
Non-interest income
Fee and commission income	7,819	8,997	9,381
Net trading gains (losses)	3,694	(371)	3,075
Net realized gains on available for sale securities	1,462	611	449
Equity in earnings of unconsolidated companies	407	597	644
Insurance premiums	8,843	10,963	12,521
Pension plan income	555	710	607
Other non-interest income	2,307	2,155	5,342
Total other-than-temporary impairment losses	(6)	(2)	(904)
Less: portion of other-than-temporary impairment losses recognized in other comprehensive income	-	-	619
Net impairment losses recognized in earnings on available-for-sale debt securities	(6)	(2)	(285)

Total non-interest income	25,081	23,660	31,734

Non-interest expense
Salaries and benefits	(6,769)	(6,880)	(7,404)
Administrative expenses	(6,236)	(7,288)	(8,211)
Amortization of intangible assets	(620)	(802)	(660)
Insurance claims	(6,012)	(7,391)	(8,329)
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(4,981)	(4,225)	(6,008)
Pension plan operating expenses	(478)	(482)	(410)
Insurance and pension plan selling expenses	(1,157)	(1,014)	(1,654)
Depreciation and amortization	(746)	(881)	(1,053)
Other non-interest expense	(5,940)	(6,669)	(6,647)

Total non-interest expense	(32,939)	(35,632)	(40,376)

Income before income taxes	11,297	6,748	13,669

Taxes on income
Current expense	(3,869)	(3,141)	(5,673)
Deferred benefit	517	3,542	1,253

Total taxes on income	(3,352)	401	(4,420)

Net income	7,945	7,149	9,249

Net income attributed to noncontrolling interest	(37)	(131)	(33)
Parent Company’s net income	7,908	7,018	9,216

Net income applicable to each class of shares(2) (3) (4)
Common shares	3,764	3,342	4,389
Preferred shares	4,144	3,676	4,827
Parent Company’s net income	7,908	7,018	9,216

Earnings per shares (in reais)(1) (2) (3) (4)
Common shares	2.28	1.98	2.60
Preferred shares	2.50	2.18	2.86

Weighted average number of shares outstanding(2) (3) (4)
Common shares	1,654,409,790	1,684,494,483	1,687,866,458
Preferred shares	1,655,650,313	1,684,573,384	1,687,895,921

(1)	None of our outstanding obligations are exchangeable or convertible into equity securities and as a result, diluted earnings per share do not differ from net income per share (Note 2 (u)).

(2)
On March 24, 2008, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each two existing shares of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each two shares held.

(3)
On October 29, 2009, the Special Shareholders’ Meeting approved the merger of the Banco Ibi S.A. upon the issue of 45,662,775 new shares, being 22,831,389 common shares and 22,831,386 preferred shares, to the former´s shareholders of the Banco Ibi. S.A..

(4)
On December 18, 2009, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each ten existing shares of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each ten shares held.

F – 5

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Cash Flows
Expressed in millions of Brazilian reais

	Year ended December 31,
	2007	2008	2009
Operating activities
Net income	7,945	7,149	9,249
Adjustment to reconcile net income to net cash from operating activities:
Provision for loan losses	4,616	6,651	10,822
Provision for other investments	9	-	-
Provision for insurance, pension plans, certificated savings plans and pension investment contracts	4,981	4,225	6,008
Depreciation and amortization	746	881	1,053
Amortization of intangible assets	620	802	660
Impairment of intangible assets	-	-	37
Equity in earnings of unconsolidated companies	(407)	(597)	(644)
Losses (gains) on foreclosed assets, net	11	37	(105)
Net realized gains on available for sale securities, including impairment losses	(1,456)	(609)	(164)
(Gains) losses on sale of premises and equipment, net	5	(34)	9
(Gains) on sale of unconsolidated companies	(1,225)	(168)	(3,142)
Deferred tax benefit	(517)	(3,542)	(1,253)
Dividends received from unconsolidated companies	301	563	476
Changes in assets and liabilities
Net (increase) decrease in interest receivable	(1,573)	(2,940)	224
Net increase (decrease) in interest payable	(262)	2,582	2,192
(Increase) decrease in trading assets	3,382	(33,803)	(10,072)
(Increase) decrease in other assets	(2,709)	(12,667)	1,116
Net increase (decrease) in foreign exchange portfolio	179	103	(212)
Increase in other liabilities	4,349	3,068	2,567

Net cash provided by (used in) operating activities	18,995	(28,299)	18,821

Investing activities
Net (increase) decrease in Brazilian Central Bank compulsory deposits	(4,875)	10,338	(4,723)
Net (increase) decrease in federal funds sold and securities purchased under agreements to resell	-	-	(2,047)
Purchases of available for sale securities	(6,658)	(4,878)	(21,347)
Proceeds from sale of available for sale securities	3,094	4,715	8,614
Purchases of held to maturity securities	(306)	(495)	(14)
Proceeds from maturities of held to maturity securities	37	3	102
Net increase in loans	(35,363)	(46,315)	(9,750)
Acquisition of subsidiaries, net of cash and cash equivalents paid	(180)	149	35
Acquisition of intangible assets	(984)	(822)	(390)
Purchases of unconsolidated companies	-	(160)	(340)
Purchases of premises and equipment	(962)	(1,289)	(1,340)
Proceeds from sale of premises and equipment	271	112	184
Proceeds from sale of foreclosed assets	185	546	1,028
Proceeds from sale of unconsolidated companies	1,357	242	2,559

Net cash used in investing activities	(44,384)	(37,854)	(27,429)

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Cash Flows
Expressed in millions of Brazilian reais (continued)

	Year ended December 31,
	2007	2008	2009
Financing activities
Net increase in deposits	14,588	64,678	2,387
Net increase in federal funds purchased and securities sold under agreements to repurchase	26,140	5,715	33,526
Net increase in pension plans investment contracts	4,139	2,566	3,866
Net increase (decrease) in short-term borrowings	2,280	5,890	(5,900)
Borrowings under long-term debt	14,071	12,917	15,224
Repayment of long-term debt	(6,421)	(6,137)	(11,043)
Noncontrolling interest	29	(62)	23
Capital increase	-	1,207	-
Sale of shares by a subsidiary	175	-	-
Purchase of own shares	(82)	(5)	(184)
Dividends and interest paid on shareholders' equity	(808)	(3,150)	(2,871)

Net cash provided by financing activities	54,111	83,619	35,028

Cash and cash equivalents
At beginning of the year	11,374	40,096	57,562
At end of the year	40,096	57,562	83,982

(Increase) decrease in cash and cash equivalents	28,722	17,466	26,420

Supplemental cash flow disclosure
Cash paid for interest	(12,999)	(25,850)	(18,825)
Cash paid for taxes on income and social contribution	(2,959)	(3,358)	(5,274)
Non-cash transaction
Loans transferred to foreclosed assets	192	600	1,055
Dividends and interest on shareholders' capital declared but not paid	2,092	1,536	1,548
Issuance of shares for BMC acquisition	790	-	-
Issuance of shares for Banco Ibi acquisition	-	-	1,393
Exchange of equity interest in Odontoprev	-	-	1,045

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in shares

	Common (1) (2) (3) (4) (5)	Preferred (1) (2) (3) (4) (5)	Common treasury stock (1) (2) (3) (4) (5)	Preferred treasury stock (1) (2) (3) (4) (5)

Balance on December 31, 2006	1,651,429,085	1,652,400,645	(1,240,800)	(10,560)
Shares issued to merge BMC shares	15,344,370	15,344,198	-	-
Purchase of own shares	-	-	(126,555)	(2,328,355)
Balance on December 31, 2007	1,666,773,455	1,667,744,843	(1,367,355)	(2,338,915)
Shares subscribed and issued	23,023,257	23,023,255	-	-
Purchase of own shares	-	-	(142,803)	(38,940)
Treasury shares cancelled	(1,368,235)	(2,339,795)	1,368,235	2,339,795
Balance on December 31, 2008	1,688,428,477	1,688,428,303	(141,923)	(38,060)
Shares issued to merge Banco Ibi shares	25,114,528	25,114,525	-	-
Purchase of own shares	-	-	(3,196,247)	(3,159,200)
Balance on December 31, 2009	1,713,543,005	1,713,542,828	(3,338,170)	(3,197,260)

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

(4)
On October 29, 2009, the Special Shareholders’ Meeting approved the merger of the Banco Ibi S.A. upon the issue of 45,662,775 new shares, being 22,831,389 common shares and 22,831,386 preferred shares, to the former’s shareholders of the Banco Ibi S.A.

(5)
On December 18, 2009, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each ten existing shares of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each ten shares held.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in millions of Brazilian reais, except for share information

	Common Shares	Preferred shares	Treasury shares	Additional paid-in ‘capital	Statutory reserves	Accumulated other comprehensive income (1)	Unappropriated retained earnings	Noncontrolling interest	Total

Balance on December 31, 2006	7,095	7,105	(50)	101	1,287	1,160	9,766	93	26,557
Net income	-	-	-	-	-	-	7,908	37	7,945
Available for sale securities(2)	-	-	-	-	-	685	-	-	685
Adjustment upon defined benefit plans	-	-	-	-	-	43	-	-	43
Comprehensive income	-	-	-	-	-	-	-	-	8,673
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(2,823)	(3)	(2,826)
Purchase of own shares	-	-	(82)	-	-	-	-	-	(82)
Purchase of noncontrolling interest	-	-	-	-	-	-	-	154	154
Capital increase (4)	395	395	-	104	-	-	-	-	894
Transfers(5)	2,007	2,003	-	-	190	-	(4,200)	-	-

Balance on December 31, 2007	9,497	9,503	(132)	205	1,477	1,888	10,651	281	33,370
Net income	-	-	-	-	-	-	7,018	131	7,149
Available for sale securities(2)	-	-	-	-	-	(1,810)	-	-	(1,810)
Adjustment upon defined benefit plans	-	-	-	-	-	7	-	-	7
Comprehensive income	-	-	-	-	-	-	-	-	5,346
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(2,576)	(18)	(2,594)
Purchase of own shares	-	-	(5)	-	-	-	-	-	(5)
Decrease from sale of noncontrolling interest	-	-	-	-	-	-	-	(62)	(62)
Capital increase (7)	600	600	-	7	-	-	-	-	1,207
Transfers	1,403	1,397	132	-	376	-	(3,308)	-	-

Balance on December 31, 2008	11,500	11,500	(5)	212	1,853	85	11,785	332	37,262
Net income	-	-	-	-	-		9,216	33	9,249
Available for sale securities(2)	-	-	-	-	-	1,266	-	-	1,266
Adjustment upon defined benefit plans	-	-	-	-	-	(16)	-	-	(16)
Comprehensive income	-	-	-	-	-	-	-	-	10,499
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(2,835)	(48)	(2,883)
Purchase of own shares	-	-	(184)	-	-	-	-	-	(184)
Purchase of noncontrolling interest	-	-	-	-	-	-	-	23	23
Capital increase (8)	684	684	-	25	-	-	-	-	1,393
Transfers (8) (9)	1,066	1,066	-	-	401	-	(2,533)	-	-

Balance on December 31, 2009	13,250	13,250	(189)	237	2,254	1,335	15,633	340	46,110

	Year ended December 31,
	2007	2008	2009
Per share information(3) (6) (7) (8) (9) (10)
Distributed earnings (interest on shareholders' capital and dividends):
Common	0.81	0.73	0.80
Preferred	0.89	0.80	0.88

(1)
Consists of (i) unrealized gains of investment securities classified as available for sale, and (ii) gain on defined-benefit pension plans, all of them net of deferred income tax and social contribution effects amounting to R$1,444, R$(42) and R$1,330 at December 31, 2007, 2008 and 2009, respectively.

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

(4)
In August 2007, a capital increase of R$790, (R$395 of common shares and R$395 of preferred shares ) with no par value was approved in our Shareholders´ General Meeting for purposes of BMC acquisition (note 1(b)) and a capital transaction related to a sale of shares by a subsidiary in July, 2007.

(5)
Increase in capital stock of R$ 4,010, with R$ 2,007 of common shares and R$ 2,003 of preferred shares, through the incorporation of statutory reserves. This increase was approved on shareholders meetings in March and August, 2007.

(6)
On March 24, 2008, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each two existing shares of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each two shares held.

(7)	A capital increase of R$1,200 (R$600 of common shares and R$ 600 of preferred shares) with no par value, was approved on a shareholders’ meeting in January 4, 2008.
(8)
On October 29, 2009, the Special Shareholders’ Meeting approved the merger of the Banco Ibi SA upon the issue of 45,662,775 new shares, being 22,831,389 common shares and 22,831,386 preferred shares, to the former’s shareholders of the Banco Ibi S.A., in amount of R$1,368 and capital increase through the transfer of reserve, without issue new shares, in amount of R$ 132 (R$66 of common shares and R$66 of preferred shares).

(9)
On December 18, 2009, our Special Shareholders’ Meeting approved a split of our capital stock, in which our shareholders were entitled to one new share for each ten existing shares of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each ten shares held. The same Special Shareholders’ Meeting approved the capital increase through the transfer of reserve, in amount of R$2,000 (R$1,000 of common shares and R$1,000 of preferred shares).

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

We have over the years acquired a number of Brazilian financial and broker institutions in order to expand our business and customer base. The effects of acquisitions made in 2007, 2008 and through 2009, either individually or on a combined basis, were not significant to us.

We have prepared these financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles we apply in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”) including the rules and regulations of the National Monetary Council (“CMN”), Banco Central do Brasil ("Central Bank"), Committee for Accounting Pronouncements (“CPC”), Insurance Superintendency (“SUSEP”), Brazilian Securities Commission (“CVM”), National Private Insurance Council (“CNSP”) and the National Agency for Supplementary Healthcare (“ANS”).

Shareholders' equity and net income included in these financial statements differ from those included in the statutory accounting records prepared in accordance with Brazilian GAAP as a result of adjustments made to reflect the requirements of U.S. GAAP. Appropriated reserves under Corporate Law available for distribution, net of treasury shares, were R$10,002 and R$12,579 at December 31, 2008 and 2009, respectively.

The consolidated financial statements include the accounts of Banco Bradesco S.A. (parent company), its foreign branches and all direct or indirect majority-owned subsidiaries, based on the concepts of the FASB Accounting Standards ASC 810 Consolidation. All significant intercompany accounts and transactions have been eliminated. In addition, the consolidated financial statements include account balances of Variable Interest Entities (“VIEs”), of which we are the primary beneficiary. See notes 2 (bb) and 14 (d).

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

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Interest of the capital- %
	December 31,
Subsidiaries	2008	2009
Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Credit Finance Company)	100.00	100.00
Banco Alvorada S.A. (Banking) (1)	99.88	99.94
Banco Bradesco Financiamentos S.A. (Banking) (2)	100.00	100.00
Banco Bankpar S.A.	100.00	100.00
Banco Boavista Interatlântico S.A. (Banking)	100.00	100.00
Banco Bradesco Argentina S.A. (Banking)	99.99	99.99
Banco Bradesco BBI S.A (3)	98.33	98.35
Banco Bradesco Cartões S.A	100.00	100.00
Bradesco Administradora de Consórcios Ltda.	100.00	100.00
Bradesco SegPrev Investimentos Ltda. (Holding)	99.99	99.99
Bradesco Auto/RE Cia. de Seguros	100.00	100.00
Bradesco Capitalização S.A. (Certificated Savings plans)	100.00	100.00
Bradesco Leasing S.A. Arrendamento Mercantil (Leasing)	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (Brokerage)	100.00	100.00
Bradesco Saúde S.A	100.00	100.00
Bradesco Seguros S.A. (Insurance)	100.00	100.00
Bradesco Vida e Previdência S.A. (Life Insurance and Pension Plans)	100.00	100.00
Bradesplan Participações Ltda	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM	100.00	100.00
Tempo Serviços Ltda	100.00	100.00
União de Participações Ltda.	100.00	100.00
Ágora Corretora de Títulos e Valores Mobiliários	100.00	100.00
Banco Ibi S.A (Banking) (4)	-	100,00

(1)	Increase in interest due to subscription of the total capital increase approved in April 2009;
(2)	Previously named Banco Finasa BMC S.A.;
(3)	Increase in ownership interest through the subscription;
(4)	Company acquired in October 2009.

(b) Recent Acquisitions

On March 2006, we entered into an agreement with Lojas Colombo S.A. Comércio de Utilidades Domésticas, (“Lojas Colombo”) to acquire 50% of the total capital stock of Josema Administração e Participações S.A., parent company of Credifar S.A. and a Variable Interest Entity, Crédito, Financiamento e Investimento, (“Credifar”), a financial institution that has the exclusive rights to offer financial products and services to Lojas Colombo´s clients. We have consolidated Josema in 2007, when the acquisition was approved by the Central Bank, when we became the primary beneficiary of that entity. We are the primary beneficiary of Josema, since Banco Bradesco S.A. and Lojas Colombo S.A. Comércio de Utilidades Domésticas are the only shareholders with 50% of interest each and Banco Bradesco S.A. is exposed to the entity’s losses much greater than its 50% investment as we provide financing to Credifar.

Total consolidated assets of Credifar as of December 31, 2009 amount to R$ 327 and total consolidated liabilities amount to R$ 217 and its assets would be available to its creditors to meet its obligations. Those creditors have no right over the assets of Banco Bradesco S.A

Banco Bradesco S.A. has financed Credifar, through investment in certificates of deposit issued by Credifar. The balance of such certificates of deposits in the consolidated financial statements of Credifar at December 31, 2009 was R$ 157.

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

On January 2008, we, through our subsidiary, Bradesco Seguros, entered into an agreement with Marsh Corretora de Seguros Ltda. to acquire 100% of the capital stock of Mediservice—Administradora de Planos de Saúde Ltda., which we call “Mediservice,” for consideration of R$85, paid in cash. On February, 2008 the operation was authorized by ANS.

On March 2008, we entered into an agreement with the shareholders of Ágora CTVM S.A (Ágora Corretora), to acquire its entire capital stock, through our subsidiary Banco Bradesco BBI S.A, for the amount of R$ 908. We delivered to the previous Ágora Corretora shareholders, shares representing 7.8% of the capital stock of BBI, wherey Ágora Corretora became BBI’s wholly owned subsidiary. The operation was approved by the Central Bank in September 2008.

In June 2009, we entered into an agreement with the shareholders of Banco Ibi S.A. (“Ibi”), which is a middle size financial institution which provides basically credit, financing and investment services, to acquire the totality of its capital stock for the amount of R$1,466 million, being R$73 paid in cash and R$1,393 through the issuance of 22,831,389 of our common shares and 22,831,386 of our preferred shares. Simultaneously, as part of the agreement, a partnership agreement was entered into with C&A Modas Ltda, a subsidiary of the former shareholder of Banco Ibi.S.A to have exclusive rights for rendering banking services in the C&A stores for twenty years.

The transaction was completed upon approval of the transaction by the Brazilian Central Bank, which was obtained in September 2009, and the Special General Meeting held in October, 2009 which approved the legal merger of the operations of Ibi Participações into Bradesco. Upon approval, the transaction was accounted for as a business acquisition using the purchase method of accounting. We consider October 30, 2009 as the acquisition date for accounting purposes. There were no outstanding contingent consideration agreements on December 31, 2009.

We present below the condensed balance sheets for the recent acquisitions:

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

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

2009
Ibi
Cash and cash equivalents	108
Loans	2,755
Securities	222
Intangible assets – exclusive access to customers	812
Other assets	1,177
Deposits	(1,046)
Borrowings	(89)
Other liabilities	(2,473)
Total consideration and fair value of net assets acquired	1,466

The total consideration given for acquisitions in 2007, 2008 and 2009 was R$1,011, R$993 and R$1,466 respectively, and is comprised as follows:

	2007	2008	2009
Payment in currency	221	85	73
Issuance of shares, at fair value	790	908	1,393
Total cost of acquisitions	1,011	993	1,466

These acquisitions were accounted for under the purchase method of accounting and the companies acquired were thus consolidated as from the date of acquisition of the controlling interest.

In conjunction with these acquisitions, finite-lived intangible assets of R$448 in 2007, R$ 143 in 2008 and R$ 812 in 2009 were recorded and relate primarily to client’s deposit and relationship portfolios, which are amortized over their expected useful life (between five and thirty years).

In addition, we recorded a goodwill balance of R$ 234 in 2007 related to BMC transactions and R$ 511 in 2008 in relation to Ágora and Mediservice transactions.

(c) Recent Business acquisitions

On October 18, 2009 we signed an agreement with Odontoprev S.A., a third party company, whereby we transferred our participation in the wholly owned subsidiary Bradesco Dental S.A. to Odontoprev S.A. in exchange for a 43.5% participation in Odontoprev S.A.. The transaction was consummated on December 23, 2009 when Bradesco Dental S.A. was legally merged with Odontoprev S.A. and we received the 43.5% participation in Odontoprev S.A

As a result of this transaction, we have deconsolidated our previous subsidiary Bradesco Dental S.A. recognizing within “other non-interest income” a gain before taxes of R$ 732 relating to the sale of a 56.5% participation in that company. The gain recognized was based on the difference between the carrying book value of the net assets of Bradesco Dental S.A. transferred and the fair value of the consideration received in the form of a 43.5% participation in Odontoprev S.A. totaling R$ 1,045 based on the quoted market price of Odontoprev S.A. shares.

Our 43.5% interest in Odontoprev S.A. is accounted under the equity method as disclosed on Note 9. We will conclude the final allocation of the difference between the value of the interest that we held in Odontoprev and the interest in the net assets of Odontoprev during 2010.

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

	December 31,
	2008	2009
Cash and due from banks	9,353	6,992
Interest-earning deposits in other banks	6,220	4,289
Federal funds sold and securities purchased under agreements to resell	41,989	72,701
Total	57,562	83,982

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

The total financial charges accrued on the outstanding principal of assets was R$11,213 and R$10,990 at December 31, 2008 and 2009, respectively. Total financial charges accrued on outstanding principal of liabilities was R$7,155 and R$9,347 at December 31, 2008 and 2009, respectively.

d) Federal funds sold and securities purchased under agreements to resell and securities pledged under repurchase agreements

Federal funds sold and securities purchased under agreements to resell are treated as collateralized financial transactions and are recorded at the amounts at which the federal funds and securities were acquired or sold plus accrued interest. This classification also includes securities pledged under repurchase agreements mainly comprising Brazilian federal government securities. These securities present insignificant risk of changes in interest rates and all of then may be  subject to repledge agreements by the relevant counterparties.

We enter into purchases of securities under agreements to resell ("resale agreements") and sales of securities under agreements to repurchase ("repurchase agreements"). All of resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as Interest income and Interest expense.

The Bank’s policy is to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under the resale agreement. We closely monitor the market value of the underlying securities collateralizing the resale agreements and adjust the amount of collateral as appropriate. Securities accepted as collateral in our resale agreements may be used, when permitted by the terms of the agreements, as collateral of our repurchase agreements or may be sold.

These financial assets transferred as collateral in repurchase agreements (that are accounted for as secured borrowing liabilities) as of December 31, 2009 and 2008 include Trading assets, at fair value – R$ 4,218 and R$ 3,483, Available-for-sale securities, at fair value – R$ 3,183 and R$ 1,404 and Held-to-maturity securities, at amortized cost – R$ - and R$ 75, respectively. In addition, includes securities received as collateral in our resale agreements that were repleged on repurchase agreements as of December 31, 2009 and 2008 in the total amount of R$ 74,745 and R$ 41,988 respectively. The associated liabilities related to these assets are accounted as “Securities sold under agreements to repurchase”.

Debt securities received in our resale agreements that were not repleged or sold as of December 31, 2009 and 2008 are classified as Trading Assets with carrying value of R$ 33,327 and R$ 19,446 respectively. These debt securities are of a class, issued in registered form, represented by instruments common used as a medium for investment as explained in note 4.

e) Trading securities, including derivatives

Instruments utilized in trading activities include securities stated at fair value in accordance with Accounting Standards ASC 320, "Investments Debt and Equity Securities." . These securities are classified as trading, on the purchase date, based on our intent. Realized and unrealized gains and losses are recognized in net trading gain (losses).

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

When determining the fair value of trading assets and liabilities we follow the criteria established by ASC 820, Fair Value Measurements and Disclosures, as further detailed in Note 21.

f) Derivatives other than trading and embedded derivatives

Derivative instruments are recognized as assets or liabilities in the balance sheet and measured at fair value, regardless of the purpose or intention to hold them in accordance with ASC 815, “Derivative and Hedging”. Changes in the fair values of an instrument are recognized in income or equity, depending on its designation and qualification as a fair value, cash flow or foreign currency hedge. In order to qualify as a hedge, the derivative must be: (i) designated as hedge of a specific financial asset or liability at the inception of the contract, (ii) effective at reducing the risk associated with the exposure to be hedged, and (iii) highly correlated with respect to changes in its fair value or in the related cash flows in relation to the fair value of or cash flows related to the item to be hedged both at inception and over the life of the contract. The Company has not adopted hedge accounting.

Embedded derivatives are bifurcated when all of the following criteria are met: (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (ii) the contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur and (iii) a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of ASC 815, as amended. These embedded derivative instruments are measured at fair value with gains and losses recognized in income at each reporting date.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

In accordance with ASC 815-15, “Derivatives and Hedging – Embedded Derivatives” hybrid financial instruments which contain an embedded derivative that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in consolidated statement of income. The fair value would be applied on an instrument-by-instrument basis; however the election to apply fair value accounting is irrevocable. We do not have embedded derivatives under ASC 815-15.

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

i) Other than temporary impairment

In determining whether or not impairment of a security (classified either as available for sale or held-to-maturity) is other than temporary the Bank has applied the tree step model described on ASC 320-10-35, Investments – Debt and Equity Securities – Subsequent Measurement. We use a combination of factors aimed at determining whether recovery of the value of a security is likely. These factors include, the length of the time and the extent to which the fair value has been less than cost to assist in determining the extent of the analysis to be performed over the securities; the financial condition and near-term prospects of the issuer of the security, including any specific events which may influence the operations of the issuer; any failure of the issuer of the security to make scheduled interest payments; changes to the rating of the security by rating agency; the historic and implied volatility of the security, the cash flows expected to be collected, as well as whether the Bank either plans to sell the security or it is more-like-than-not that will be required to sell the security before of its amortized cost. Beginning in 2009, under new accounting guidance for impairments of debt securities that are deemed to be other-than-temporary, the credit component of an other-than-temporary impairment loss is recognized in earnings and the non-credit component is recognized in accumulated other comprehensive income in situations where the Bank has no intention of selling the security and when it is more-likely-than-not that the Bank will not be required to sell the security prior the fair value recovery. Prior to January 1, 2009, unrealized losses (both the credit and non-credit components) on available-for-sale securities that we deemed to be other-than-temporary were included in current period earnings. In addition, for marketable equity securities our assessment includes forecast analyses (i) of the period (a date) when the security will recover the cost basis and (ii) whether the Bank will own the security in that period (on that date). These analyses are performed based on an assessment of individual terms and attributes of each security. See Note 5 for the analyses performed under gross unrealized losses.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

j) Loans and leases

Loans and leases are stated at amortized cost using the effective yield interest method, including interest receivable, origination fees and costs (Note 2 (c)). Interest income is recorded on an accrual basis and is added to the principal amount of the loan in each period. The accrual of interest is generally discontinued on all loans that are not considered collectible as to principal or interest and for all loans 60 days or more overdue. Interest collections on such loans are recorded as reductions of the principal balance when collectability is uncertain, otherwise income is recognized on a cash basis.

We provide vehicle and equipment financing to our customers through a variety of lease arrangements. Lease financing receivables are recorded at the aggregate of lease payments receivable plus the estimated residual value of the leased property, less unearned income.

Also, we have followed the policies prescribed by Statement of ASC 310-30, “Receivables – Loans and Debt Securities Acquired with Deteriorated Credit Quality”, which addresses accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality.

k) Allowance for loan losses and non-performing loans

The allowance for loan losses represents management’s estimate of probable losses inherent in the loan portfolio at each balance sheet date. Our evaluation on the adequacy of the allowance is based on regular reviews on individual loans and on the aggregate analysis of homogeneous loans.

The individual loan analysis considers a loan as impaired, when, in our opinion, all amounts due are no longer considered collectible, including accrued interest, in accordance with ASC 310-10-35 Receivable - Subsequent Measurement”, as amended by ASC 310-10-50, Receivable - Disclosure. Loans that are more than 90 days overdue, that have already been renegotiated and, for larger non-homogeneous balances, when they present deterioration indicators are considered to be impaired. We then measure impaired loans based on (i) present value of expected future cash flows discounted at the loan’s effective interest rate or (ii) the fair value of the collateral if the loan is collateral dependent. The allowance is established through the difference between the carrying value of the impaired loan and its value determined as described above.

The aggregate loss analysis for groups of homogeneous loans is based on internal models, which consider a number of features including, but not limited to, the recent loss experience, current economic conditions, clients´ profiles and internal risk ratings. These models and inputs are frequently reviewed to take into consideration actual losses.

Loans are charged-off against the allowance when the loan is considered uncollectible collected or is considered permanently impaired. Loans are charged off when they are between 180 and 360 days overdue. However, longer-term loans, that have original term higher than 36 months, are charged off when they are between 360 and 540 days.

l) Equity investees and other investments

Equity investees and other investments, where we own between 20% and 50% of voting capital, are accounted for using the equity method of accounting, according to ASC 323 “Investment - Equity Method and Joint Venture”. Under this method, our share of results of the investee, as reported under U.S. GAAP, is recognized in the statement of income as "Equity in earnings (losses) of unconsolidated companies" and dividends are credited when declared to the "Equity investees and other investments" balance sheet account (Note 9).

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

Development and acquisition costs of software, included within premises and equipment, net relate to costs of internal use software capitalized, in accordance with ASC 350-40, Intangible – Goodwill and other – Internal use Software.”

We recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows, pursuant to ASC 360-10-35, Property, Plant and Equipment –Subsequent Measurement of Long-Lived Assets”.

Fixed assets, mainly comprising certain bank branches, which were sold and subsequently leased by us for the purposes of continuing our operations, were recorded pursuant to ASC 840, “Leases” and ASC 840-40 “Sale – Leaseback Transactions.”

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

o) Goodwill and other intangible assets

ASC 805, “Business Combinations” requires accounting for business combinations determining whether an acquired intangible asset should be recognized separately from goodwill, as well as additional disclosures relating to the primary reason for a business combination and the allocation of the purchase price by major balance sheet captions.

ASC 350, “Intangible – Goodwill and Others” requires that goodwill, including that acquired before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of fair value. The reporting unit is the banking segment that is analyzed by the management on a regular basis.

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

p) Litigation

According to ASC 450 Contingencies we recognize accruals in determining loss contingencies when the conditions known before the issuance of the financial statements show that: (i) it is probable that losses had been incurred at the date of the financial statements; and (ii) the amount of such losses can be reasonably estimated. We accrue our best estimate of probable losses.

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

q) Income taxes

We account for income taxes in accordance with ASC 740, “Income Taxes”, ASC 740, whereby we recognized two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances are then recorded to reduce deferred tax assets to the amounts management concludes are more-likely-than-not to be realized. Under ASC 740-10-25 Income Tax - Recognition, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely than- not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this ASC 740 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB). We accrue income-tax-related interest and penalties (if applicable) within income tax expense.

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

t) Employee benefits

We are required to make employer contributions to INSS, a Brazilian Government Agency that manages social security, retirement pension and other benefits. Such contributions, which are expensed as incurred, totaled R$809 in 2007, R$910 in 2008 and R$978 in 2009.

In addition, we make contributions to defined-benefit plans for our employees coming from acquired institutions. We account for these plans in accordance with ASC 715-30, Compensation – Retirement Benefits – Defined Benefit Plan Pension. Accounting for defined benefits plans requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from that assumed.

We adopted the ASC 715 that maintains the disclosure requirements of the original statement and requires additional disclosures for pension plan assets, expected benefit obligations, cash flows for future contributions and benefit payments and other relevant information. See Note 27 to the Consolidated Financial Statements for these disclosures.

The ASC 715, Compensation, requires the funded status of pension and other postretirement plans to be recorded on the balance sheet as of December 31, 2006 with a corresponding offset, net of tax effects, recorded in accumulated other comprehensive income (loss) within shareholder’s equity.

u) Earnings per share

In accordance with U.S. GAAP, earnings per share are presented based on the two classes of shares issued. Both classes, common and preferred, participate in dividends on substantially the same basis, except that preferred shareholders are entitled to dividends per share 10% higher than common shareholders (Note 17). Earnings per share are computed based on the distributed dividends or interest on shareholders’ capital and undistributed earnings of Bradesco after giving effect to the 10% preference, as though all earnings will be distributed. Weighted average shares are computed based on the periods for which the shares are outstanding.

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

Certain products offered by us, such as pension investment contracts and funds where the investment risk is for the account of policyholders, are considered investment contracts in accordance with the requirements of ASC 944-20. During the accumulation phase of the pension investment contracts, when the investment risk is for the account of policyholders, the contracts are treated as investment contracts. During the annuity phase the contracts are treated as insurance contracts with mortality risk. Funds related to pension investment contracts where the investment risk is for the account of policyholders are equal to the account value. Account values are not actuarially determined. Rather, account values are increased by the deposits received and interest credited (based on contract provisions) and are reduced by redemptions at the policyholders option.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

In addition, we determine the need to record an additional liability for the contract feature when the present value of expected annuitization payment at the expected annuitization date exceeds the expected account balance at the annuitization date, in accordance with ASC 944-20. The securities related to these pension investment contracts are classified as “trading securities” and “available for sale securities” in the consolidated financial statements.

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

During the regular course of our insurance activities, we reinsure a portion of the underwritten risk with IRB Brasil Resseguros S.A., a government controlled entity. The reinsurance agreement permits a recovery of a portion of losses from the reinsurer, although it does not discharge our primary liability as direct insurer of the risks reinsured. Reinsurance receivables as of December 31, 2008 and 2009 amounted to R$38 and R$27, respectively, and are included in "Other assets".

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

We consolidated these SPF entities based on the policies issued by ASC 810, Consolidation.

cc) Guarantees provision

ASC 460, Guarantees establishes accounting and disclosure requirements for guarantees, requiring that a guarantor recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee.

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

dd) Perpetual bonds

The ASC 480, Distinguishing Liabilities from Equity, establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its statement of financial position. Under this standard the perpetual bond are treated as a liability as they have contractual mandatory payment on specified dates and have no conversion features for conversion into share capital.

ee) Fair value measurement

The ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We determine the fair values of its financial instruments based on the fair value hierarchy established in ASC 820 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value. Bradesco carries at fair value trading account assets and liabilities, derivative assets and liabilities, available for sale securities and certain other assets.

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

Valuation adjustment may be made to ensure that financial instruments are recorded at fair value including amounts to reflect counterparty credit quality and the Company creditworthiness. Credit valuation adjustments are necessary when the market price is not indicative of the credit quality of the counterparty. The Company’s derivatives financial instruments are mainly traded in the BM&FBovespa and for these derivatives there is no need for valuation adjustments. For contracts of derivatives financial instruments traded over the counter in Brazil the market practices in valuation use inputs assuming the same credit risk of the counterparties. We identified and incorporated credit risk adjustment when determining fair value after considering guarantees, collaterals and other credit factors.

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

ff) Recent proposed and issued accounting pronouncements

ASC 805, “Business Combinations”, requires an acquiring entity to recognize all assets acquired, liabilities assumed, and any non controlling interest in the acquired entity at the acquisition date, at fair value as of that date. Also, requires that (i) the measuring stock consideration be based on the quoted market price as of the acquisition date and not on the date the deal is announced, (ii) the contingent consideration arising from a contract and non-contractual contingencies be measured and recognized as an asset or liability at fair value at the acquisition date with subsequent changes in fair value reflected in earnings and non-contractual contingencies that do not meet the more-likely-than-not criteria continue to be recognized when they are probable and reasonably estimable, (iii) expensing of acquisition-related transaction and restructuring costs, (iv) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and (v) establishes the acquisition date as the date that the acquirer achieves control. This ASC applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. In addition, this ASC's requires the non-controlling interest in the acquirer be measured at fair value resulting in recognition of the goodwill attributable to the non-controlling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. An entity need not apply it before that date. The Company applied this pronouncement on a prospective basis for the business combinations occurred in 2009 and has adopted the required financial statements disclosure requirements in 2009.

ASC 810-10-45-15, “Consolidation - Non-controlling Interests in Subsidiary” establishes accounting and reporting standards for the noncontrolling interest in a subsidiary in a consolidated financial statements and for the deconsolidation of a subsidiary. ASC 810-10-45-15 requires the recognition of a non controlling interest as equity in the consolidated financial statements and segregated from the parent’s equity. In addition, net income attributable to the non-controlling interest must be included in the consolidated net income on the face of the income statement. In case a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary should be measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any non-controlling equity investment. The effective date of this new U.S. GAAP policy is the same as that for business combinations described above. This policy shall be applied prospectively as of the beginning of the fiscal year in which this it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The impacts of this policy are included in the consolidated financial statements as from January 1, 2009.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

ASC 860-10-40-42, “Transfers and Servicing: Repurchase Financing”, addresses accounting for repurchase agreements related to previously transferred financial assets when the repurchase arrangement is between the same parties as the original transfer. This ASC presumes that an initial transfer of a financial asset and a repurchase agreement are considered part of the same arrangement under ASC 860-10-40-42. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and instead should be evaluated separately under ASC 860-10-40-42. This policy is effective fiscal years beginning after November 15, 2008 and shall be applied prospectively to initial transfers and repurchase financings for which the initial transfer is executed on or after the beginning of the fiscal year initially applied. The adoption of this policy in 2009 did not impact the Bank’s financial condition nor its results of operations.

Under ASC 815-10-50, “Derivatives and Hedging – Disclosure”, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivatives instruments, (b) how derivatives instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivatives instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. We have adopted in these financial statements the disclosure requirements of ASC 815-10-50 with respect to our derivative financial instruments designated and not designated for hedge accounting. This ASC is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The additional disclosures are included in the notes to these consolidated financial statements.

ASC 350-30, “Determination of Useful Life of Intangible Assets”, amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. In developing such assumptions an entity shall consider its own historical experience in renewing or extending similar arrangements adjusting it for the entity-specific factors. In the absence of that experience, an entity shall consider the assumptions that market participants would use about renewal or extension. The adoption this ASC did not impact the Bank’s financial condition and results of operations.

ASC 944, "Financial Services - Insurance", requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This ASC also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. It also requires expanded disclosures about financial guarantee insurance contracts. ASC 944 will be effective for fiscal years beginning after December 15, 2008. The adoption this ASC did not impact the Bank’s financial condition nor its results of operations.

ASC 815-10-65-4, “Derivatives and Hedging: Transition and Open Effective Date Information”, establishes that freestanding financial instruments for which the payoff to the counterparty is based, in whole or in part, on the stock of a consolidated subsidiary are not precluded from being considered indexed to the entity's own stock in the consolidated financial statements of the parent if the subsidiary is a substantive entity. If the subsidiary is not a substantive entity, the instrument or embedded feature would not be considered indexed to the entity's own stock. This ASC is effective for fiscal years beginning on or after December 15, 2008. The adoption of this ASC did not have impact in our consolidated financial statements.

ASC 715-20-50, “Compensation and Benefits -Disclosure”, requires disclosures on plan assets for defined pension and other postretirement plans, including how investment decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of Level 3 measurements on changes in plan assets and concentrations of risk within plan assets. This ASC is effective for fiscal years ended after December 15, 2008 and the disclosures are presented in Note 28.

ASC 820-10-35 -51A, “Fair Value Measurements and Disclosures: Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased”, provides additional guidance for estimating fair value, when the volume and level of activity for the asset or liability have significantly decreased. This ASC also includes guidance on identifying circumstances that indicate a transaction is not orderly. The ASC shall be effective for interim and annual reporting periods ending after June 15, 2009. The adoption this ASC did not impact significant the Bank’s financial condition nor its results of operations.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

ASC 320-10-35-34, “Investments – Debt and Equity Securities: Recognition of an Other-Than-Temporary Impairments”, amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This ASC does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. Under the amended guidance if the fair value of an investment is less than its amortized cost basis at the balance sheet date of the reporting period for which impairment is assessed, the impairment is either temporary or other than temporary. If it is determined that the impairment is other than temporary, then an impairment loss shall be recognized in earnings equal to the entire difference between the investment's cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The measurement of the impairment shall not include partial recoveries after the balance sheet date. The fair value of the investment would then become the new amortized cost basis of the investment and shall not be adjusted for subsequent recoveries in fair value. If an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If an entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment shall be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss shall be recognized in earnings. The amount of the total other-than-temporary impairment related to other factors shall be recognized in other comprehensive income, net of applicable taxes. The ASC shall be effective for interim and annual reporting periods ending after June 15, 2009.

See Notes 5 to the Consolidated Financial Statements for disclosures related to the investment securities and Other-Than-Temporary Impairment.

In April 2009, the SEC issued SAB 111, “Other than Temporary Impairment of Certain Investments in Equity Securities”. This Staff Accounting Bulletin amends and replaces SAB Topic 5M. ASC 320-10-35-34, “Recognition of Other-Than-Temporary Impairment”, provides guidance for assessing whether an impairment of a debt security is other than temporary. SAB Topic 5.M. maintains the staff’s previous views related to equity securities. It also amends Topic 5.M. to exclude debt securities from its scope. ASC 320-10-35-34 does not define the phrase "other than temporary” for available-for-sale equity securities. SAB 111 clarifies that the phrase "other than temporary" should not be interpreted to mean “permanent”. The impact of adopting this SAB was not material.

ASC 855,“Subsequent Events”, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim or annual financial periods ending after June 15, 2009. The effects of adoption of this policy including the related disclosure requirements are presented in Note 29.

ASC 105, “Generally Accepted Accounting Principles”, identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This ASC is effective for Consolidated Financial Statements December 31, 2009. Use of the Codification has had no impact on the Company’s financial condition nor its results of operations.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

In September, 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)”, which provides guidance on measuring the fair value of certain alternative investments. The ASU permits entities to use net asset value as a practical expedient to measure the fair value of their investments in certain investment funds. The ASU also requires additional disclosures regarding the nature and risks of such investments and provides guidance on the classification of such investments as Level 2 or Level 3 of the fair value hierarchy. The adoption of this statement did not impact our consolidated financial statements.

In August, 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value” which provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: A valuation technique that uses quoted prices for similar liabilities (or an identical liability) when traded as assets. Another valuation technique that is consistent with the principles of ASC 820. This ASU also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required, are Level 1 fair value measurements. The adoption of this statement did not have impact in our consolidated financial statements.

An amendment to ASC 860, "Transfers and Servicing, through the issuance of SFAS 166”, removes the concept of a qualifying special-purpose entity from ASC 860 and removes the exception from applying ASC 810 to qualifying special-purpose entities. ASC 860 changes the requirements for derecognizing financial assets modifying the financial-components approach previously applied under U.S. GAAP and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. ASC 860 removes the special provisions in ASC 948 for guaranteed mortgage securitizations and as a result requires those securitizations to be treated the same as any other transfer of financial assets within the scope of ASC 860. If such a transfer does not meet the requirements for sale accounting, the securitized mortgage loans should continue to be classified as loans in the transferor’s statement of financial position. Additional disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This amendment to ASC shall be effective for the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter with earlier application prohibited. We are evaluating the potential impact of adopting this amendment to ASC.

An amendment to ASC 810, “Consolidation”, through the issuance of SFAS 167, requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (i) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. ASC 810 also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both. ASC 810 requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. This amendment to ASC shall be effective for the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter with earlier application prohibited. We are evaluating the potential impact of adopting this amendment to ASC.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements that include software elements (Topic 985)” and ASU 2009-13, “Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements”, addressing arrangements with multiple deliverables. ASU 2009-13 will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction´s economics and will often result in earlier revenue recognition. ASU 2009-14 removes non-software components of tangible and certain software components of tangible products from the scope of existing software revenue guidance. These policies are effective for fiscal years beginning on or after June 15, 2010. We are evaluating the potential impact of adopting these policies.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

In October 2009, the FASB issued ASU 2009-15,”Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing – a consensus of the FASB Emerging Issues Task Force”. The ASU provides share lenders with guidance on how to account for these arrangements (amortization of the debt issuance costs will increase the overall implied cost of the related convertible debt arrangement). Specifically, a share lender should record as debt issuance cost the fair value of a share lending arrangement. The guidance is effective for new share lending arrangements for interim and annual periods beginning on or after June 15, 2009. For existing arrangements, the guidance is effective for fiscal years beginning on or after December 15, 2009. We are evaluating the potential impact of adopting this ASU.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements”. The ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. This ASU No. 2010-06 is effective for financial statements after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010. We are current evaluating the potential impact of the adopting of this ASU.

In February 2010, the FASB issued ASU 2010-10, “Consolidation (Topic 810): Amendments for Certain Investment Funds”. The ASU amends the requirements for evaluating whether a decision maker or service provider has a variable interest to clarify that a quantitative approach should not be the sole consideration in assessing the criteria and clarifies that related parties should be considered in applying all of the decision maker and service provider criteria. The new policy shall be effective for the first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter with earlier application prohibited. We are evaluating the potential impact of adopting this new policy.

In March 2010, the FASB issued ASU 2010-11, “Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives”. The ASU clarifies and amends the accounting for credit derivatives embedded in beneficial interests in securitized financial assets. The new guidance is effective the first day of the first fiscal quarter beginning after June 15, 2010. We are evaluating the potential impact of adopting this ASU.

In April 2010, the FASB issued ASU 2010-15, “How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments”. It clarifies that an insurance enterprise should not consider any separate account interests in an investment held for the benefit of policy holders to be the insurer’s own interests. Accordingly, the insurer should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation. The ASU is effective for interim periods and fiscal years beginning after December 15, 2010 and is to be retrospectively applied. We are evaluating the potential impact of adopting this ASU.

In April 2010, the FASB issued ASU 2010-18, “Receivables (Topic 310), Effect of Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset”. As a result of the amendments in this policy, modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The ASU is effective in the first interim or annual period ending on or after July 15, 2010 and is to be prospectively applied. We are evaluating the potential impact of adopting this ASU.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

3. Brazilian Central Bank Compulsory Deposits

a)
Like other Brazilian financial institutions, we are required to maintain deposit funds with the Central Bank or to purchase and hold Brazilian federal government securities in the form of compulsory deposits which are as follows:

	December 31,
	2008	2009
Non-interest earning (1)	5,591	8,962
Interest-earning (2)	13,183	14,772
Interest-earning (3)	7,610	8,962

Total	26,384	32,696

(1)	Related to demand deposits.
(2)	Mainly related to time deposits deposited with the Central Bank in the form of Brazilian government securities.
(3)	Mainly related to saving deposits.

b)	The Brazilian government securities related to the compulsory deposits and accounted for under ASC 320 were as follows:

	Trading securities		Available for sale securities		Held to maturity securities
	2008	2009	2008	2009	2008	2009
Amortized cost	13,042	7,998	-	6,795	-	-
Gross unrealized gains	147	63	-	1	-	-
Gross unrealized losses	(6)	(7)	-	(78)	-	-
Fair value	13,183	8,054	-	6,718	-	-
Average balance	9,114	15,894

The amortized cost and the fair value of the securities, by maturity, were as follows:

	December 31,
	2008		2009
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	3,593	3,593	1,934	1,935
Due after one year through five years	9,449	9,590	12,859	12,837

Total	13,042	13,183	14,793	14,772

4. Trading Securities

	Fair value
	December 31,		Average balance
	2008	2009	2008	2009
Mutual funds(1)	41,042	50,677	39,176	46,162
Brazilian government securities	35,727	44,101	21,217	34,963
Corporate debt and equity securities	6,404	4,992	2,780	6,390
Brazilian sovereign bonds	43	35	35	38
Bank debt securities	4,490	4,839	3,871	3,942
Foreign government securities	1,756	82	3,449	1,245
Total	89,462	104,726	70,528	92,740
Derivative financial instruments	2,387	1,371	2,261	2,199
Total trading account assets	91,849	106,097	72,789	94,939

(1) Includes investments funds with respect to investments contracts (see Note 2(v)).

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Net unrealized gains (losses) included in trading assets at December 31, 2008 and 2009 were R$1,006 and R$154, respectively.

The net change in the unrealized gains (losses) on trading securities held as of December 31, 2007, 2008 and 2009, included in non-interest income, were R$(88), R$1,071 and R$(852), respectively.

Trading securities presented above include securities pledged as collateral, that are not permitted by contract to be sold or repledged by counterparts, amounted to R$6,686 and R$4,182 at December 31, 2008 and 2009, respectively.

Derivative positions presented above represent the fair values of interest rate, foreign exchange, equity and commodity-related products, including financial forward settlement and option contracts and swap agreements associated with our financial derivative instruments trading activities.

5. Available for Sale Securities

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2008
Brazilian government securities	19,860	931	(341)	20,450
Brazilian sovereign bonds	1,642	249	(114)	1,777
Corporate debt securities	4,051	137	(83)	4,105
Bank debt securities	341	98	(1)	438
Marketable equity securities	4,216	433	(1,464)	3,185

Total	30,110	1,848	(2,003)	29,955

December 31, 2009
Brazilian government securities	23,865	2,222	(111)	25,976
Brazilian sovereign bonds	1,535	68	(131)	1,472
Corporate debt securities	4,513	50	(200)	4,363
Bank debt securities	1,178	37	(12)	1,203
Foreign government securities	148	-	(18)	130
Marketable equity securities	3,304	917	(131)	4,090

Total	34,543	3,294	(603)	37,234

In 2007, 2008 and 2009 as a result of the assessment of the other than temporary impairment we recorded R$26, R$89 and R$290, respectively, as other than temporary losses and they were written off and recorded as non-interest income, for which the Company considers that would not recover substantially all of its recorded investment. In 2009, the R$290 of other than temporary impairment recorded by the Company includes R$283 of other-than-temporary impairment in earnings related to debt securities denominated in foreign currency as the Company intends to sell portion of those securities, as well as for some securities the cash flow expected to be received will not recover the amortized cost due to our expectation in relation to the exchange rate and the maturity date of such securities. The Company has not recorded any material other than temporary impairment related to credit losses during 2009.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Twelve months or longer		Less than twelve months
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Brazilian government securities	134	2	1,034	109
Brazilian sovereign bonds	1,042	127	103	4
Corporate debt securities	477	89	2,137	111
Bank debt securities	-	-	64	12
Marketable equity securities	1,475	131	-	-
Foreign government securities	-	-	113	18

Total	3,128	349	3,451	254

At December 31, 2009, the amortized cost of approximately R$6,579 available for sale securities exceed their fair value by R$603 million. Included in the R$603 of gross unrealized losses on available for sale securities at December 31, 2009, was R$254 of gross unrealized losses that have existed for less than twelve months and R$349 of gross unrealized losses that have existed for twelve months or longer. Of the gross unrealized losses existing of twelve months or longer, R$127 or 36% is related to Brazilian sovereign bonds that based upon our analyses performed as described on Note 2(i), which have been applied to those securities the Company believes that the unrealized losses for those securities result from market conditions and not from credit losses. Also the Company has no intent to sell these securities and it is not more-likely-than-not that will be required to sell these securities before recovery at amortized cost. In addition, of the gross unrealized losses existing twelve months or longer, R$131, or 38%, is related to 5 available for sale equity securities primarily due to the overall decline in the market during 2008. The Company intends to hold these securities in an unrealized loss position for a period of time sufficient to allow for an anticipated recovery in fair value or maturity.

For the year 2008, the amortized cost of R$4,915 in Available for Sale Securities exceeds their fair value in R$2,003. Include in gross unrealized losses of R$2,003 of Available for Sale Securities in December 31, 2008, R$1,812 is related to gross unrealized losses existing less than twelve months and R$191 is related to gross unrealized losses existing for twelve months or longer. Of the gross unrealized losses existing for less of twelve months or longer, R$174 or 91% is related to Brazilian government securities. Based upon our analyses performed as described on Note 2(i), which have been applied to those securities, the Company believes that the unrealized losses for Brazilian government securities result from current market conditions and not from concerns regarding the credit of the issuers and believes it is probable that will recovers its investments, given the credit rating of these securities are rate “BBB +”. Of the gross unrealized losses existing for less than twelve months, R$1,447, or 80%, of the gross unrealized loss is related to approximately 68 marketable equity securities. The Company believes that the unrealized losses for equity securities result primarily due to the overall decline in the market during the last quarter of 2008 and not from economic conditions of the issuers, mainly represented by the largest Brazilian companies for which the forecast analyses performed by management of the Company demonstrated that the losses are not other than temporary.

The Company intends to hold the securities with unrealized losses for a period of time sufficient to allow for an anticipated recovery in fair value or maturity. The Company has sufficient capital and liquidity to hold these securities until recovery in fair value or maturity. Based on the Company’s evaluation of the factors and other objective evidence described above, the Company believes that the securities are not other-than- temporarily impaired.

At December 31, 2008 and 2009 there were no securities of a single issuer, or group of related companies, for which the fair value exceeded 10% of shareholders' equity.

Realized gains and losses on securities are calculated based on the average cost method. The components of gains and losses realized on available for sale securities were as follows:

	Year ended December 31,
	2007	2008	2009
Gross gains	1,575	1,120	916
Gross losses	(93)	(422)	(462)
Other-than-temporary impairment	(26)	(89)	(290)
Net gains	1,456	609	164

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The amortized cost and fair value of available for sale securities, by maturity, were as follows:

	December 31,
	2008		2009
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	1,662	1,678	863	932
Due after one year through five years	3,968	3,940	5,665	5,651
Due after five years through ten years	6,710	6,940	7,519	7,822
Due after ten years	13,554	14,212	17,192	18,739
No stated maturity (marketable equity securities)	4,216	3,185	3,304	4,090
Total	30,110	29,955	34,543	37,234

Available for sale securities presented above include securities pledged as collateral, that are not permitted by contract to be sold or repledged by contraparts, amounted to R$348 and R$1,110 at December 31, 2008 and 2009, respectively.

Additionally, available for sale securities presented as “Federal funds sold and securities purchased under agreements to resell” amount to R$3,221 at December 31, 2009, with a market value of R$3,183, basically consist of Brazilian government securities (maturities between 3 and 10 years). At December 31, 2008 these securities amounted to R$1,318 with a market value of R$1,404.

6. Held to Maturity Securities

The amortized cost and fair value of held to maturity securities were as follows:

	Amortized cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair value
December 31, 2008
Brazilian government securities	2,961	1,087	(14)	4,034
Brazilian sovereign bonds	1,073	214	(67)	1,220
Foreign government securities	63	-	-	63

Total	4,097	1,301	(81)	5,317

December 31, 2009
Brazilian government securities	2,951	1,227	-	4,178
Brazilian sovereign bonds	856	110	-	966
Foreign government securities	76	-	-	76

Total	3,883	1,337	-	5,220

The amortized cost and market value of held to maturity securities, by maturity, were as follows:

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,
	2008		2009
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	63	63	90	90
Due after one year through five years	1,105	1,232	905	1,005
Due after five years through ten years	258	263	242	255
Due after ten years	2,671	3,759	2,646	3,870

Total	4,097	5,317	3,883	5,220

At December 31, 2008 and 2009, we recorded securities pledged as collateral in our portfolio of held to maturity securities, that are not permitted by contract to be sold or repledged by counterparts, in the amount of R$557 and R$14, respectively.

In addition, held to maturity securities recorded as “Federal funds sold and securities purchased under agreements to resell” in an amount R$75 in 2008, with a market value of R$84 in comprise mainly Brazilian sovereign bonds (maturities from 3 to 10 years). In 2009 we didn't have held to maturity securities, presented with investments in purchase and sale commitments.

The following table sets out our securities by denomination:

	December 31,
	2008		2009
	Amortized cost	Percentage	Amortized cost	Percentage
Brazilian currency (reais)	2,961	72%	2,951	76%
Indexed to and denominated in foreign currency	1,136	28	932	24
	4,097	100%	3,883	100%

7. Loans

	December 31,
	2008	2009
Commercial:
Industrial and others	62,216	62,886
Import financing	3,350	3,824
Export financing	24,130	18,137
Leasing	20,096	19,787
Construction	3,134	4,201
Individuals:
Overdraft	2,409	2,604
Real estate	2,174	2,640
Financing (1)	34,325	36,604
Credit card	2,501	3,452
Rural credit	10,459	11,661
Foreign currency loans	2,769	2,958
Public sector	94	88
Non-performing loans	7,178	11,092
Total loans	174,835	179,934

(1) Consisting primarily of automobile financing and direct consumer financing.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

8. Allowance for Loan Losses

	Year ended December 31,
	2007	2008	2009
At beginning of year	6,552	7,769	10,318
Provision for loan losses	4,616	6,651	10,822
Loan charge-offs	(4,281)	(5,345)	(8,264)
Loan recoveries	882	1,243	1,696
Net charge-offs	(3,399)	(4,102)	(6,568)
At end of year	7,769	10,318	14,572

At December 31, 2008 and 2009, the recorded investment in loans for which impairment has been recognized in accordance with ASC 310 totaled R$1,208, and R$2,170, respectively, of which R$1,100, and R$1,694, related to loans with a corresponding valuation allowance of R$538, and R$552, respectively. For the year ended December 31, 2009, the average recorded investment in impaired loans was approximately R$1,693. For 2007, 2008 and 2009, interest income recognized on impaired loans was deemed immaterial. At December 31, 2007, 2008 and 2009, we had non-accrual loans of R$5,277, R$7,178 and R$11,092, respectively.

The calculation of the allowance for loan losses comprises an individual analysis of impaired loans and an aggregate loss analysis for groups of homogeneous loans, as follows:

	Year ended December 31,
	2007	2008	2009
Impaired loans	187	538	552
Homogeneous loan losses	7,582	9,780	14,020
At end of year	7,769	10,318	14,572

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

9. Equity Investees and Other Investments

December 31,
Company	December 31, 2009	2007	2008		2009
	Voting ownership %	Equityin earnings (losses)	Investment	Equityin earnings (losses)	Shareholders ´ Equity	Netincome (losses)	Investment	Equityin earnings (losses)
BES Investimentos do Brasil S.A.	20.00	10	37	7	430	94	64	11
BIU Participações S.A. (1)	33.84	4	-	17	238	67	25	27
CIELO S.A.(2)	26.56	351	281	573	860	1,534	247	492
Cia. Brasileira de Soluções e Serviços – Visavale	34.33	7	28	13	126	79	28	11
CPM Holding Ltd.	49.00	25	33	-	-	-	-	-
Serasa S.A. (1)	-	10	-	-	-	-	-	-
Fidelity Processadora e Serviços S.A	49.00	-	112	(4)	460	20	122	10
Cia. Brasileira de Gestão e Serviços S.A	41.85	-	35	(9)	86	2	36	1
Integritas Participações(3)	20.54	-	-	-	597	446	410	92
Odontoprev S.A.(4)	43.50	-	-	-	780	-	1,045	-
Other Investments (5)	-	-	355	-	-	-	307	-

Total		407	881	597			2,284	644

(1)
In June 2007, we sold an 18.1% interest of the total capital of Serasa S.A. to Experian Brasil Aquisições Ltda. The gross gain on sale was R$ 599. The remaining interest in the shareholders' equity of Serasa was contributed to BIU, a newly created entity where we obtained 33.84% participation and whose other shareholders also contributed shares of Serasa to BIU. BIU had as of December 31, 2009 a 24.39% participation in Serasa.

(2)	Current name of Companhia Brasileira de Meios de Pagamento –Visanet.
(3)	Investment acquired in January 2009, through our subsidiary Bradesco Seguros, for the amount of R$ 342, generating goodwill in the amount of R$ 287.
(4)	See Note 1(c).
(5)	Including mainly our investments in preferred shares of IRB- Brasil Resseguros S.A - 42.5% and CPM Braxis S.A - 31.8%, as well as other investments.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

As of December 31, 2009, with exception of Cielo S.A. and Odontoprev S.A., the above investments were not regularly traded on any stock exchange. The fair value of our investments in Cielo and Odontoprev, based on the market price, amounts to R$ 5,560 and R$ 1,089, respectively.

The following table sets forth, on a combined basis, aggregated summary financial information for our equity investees and other investments.

	December 31,
	2008	2009
Current assets	5,350	7,946
Non-current assets	1,313	2,972
Current liabilities	5,019	7,054
Non-current liabilities	1,096	625
Gross Profit	2,591	3,183
Profit before income taxes	2,227	2,730
Net income	1,450	1,851

In 2009, we recorded a gross gain mainly from the partial sale of our investments CIELO S.A, in the amount of R$2,410, is related the sale of 12.7%.

Dividends, including interest on shareholders’ capital, received from the equity investees above were as follows:

	Year ended December 31,
	2007	2008	2009
Cielo S.A.	278	537	459
Serasa S.A.	2	-	-
Biu Paricipações S.A	17	18	2
Others	4	8	15
Total	301	563	476

10. Premises and Equipment, Net

	December 31,
	2008	2009
Furniture and equipment	1,854	1,959
Leased equipment	2,212	2,265
Data processing equipment	1,722	1,944
Development and acquisition costs of software	911	1,314
Leasehold improvements	915	1,181
Buildings	756	781
Land	502	433
Vehicles	28	31
Others	10	9
Less: accumulated depreciation and amortization	(4,647)	(5,087)
Total	4,263	4,830

Depreciation and amortization expense were R$746, R$881 and R$1,053 for the years ended December 31, 2007, 2008 and 2009, respectively.

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

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

In 2002 and 2003, certain bank branches were sold through public auctions as part of a disposal program. These comprised cash transactions or installment sales financed by the Bank. There were no sales of bank branches through public auctions in 2008 and 2009.

At the same time, these branches were leased to us for the purpose of continuing our business operations and were accounted for mostly as operating leases. Only the financed sales were maintained as fixed assets, reflecting the possibility of repossession in the event of default by the purchaser. In 2009 all of the contracts of financings were paid.

11. Goodwill and Other Intangible Assets

(a) Goodwill

The changes in the carrying amount of goodwill as a result of our acquisitions (Note 1 (b)) for the years ended December 31, 2008 and 2009 are as follows:

	Segments
	Banking	Insurance, pension plans and certificated savings plans	Total
Balance as of December 31, 2007	825	-	825
Ágora acquisition	430	-	430
Mediservice acquisition	-	81	81
Tax benefit on realization for tax purposes of tax deductible goodwill on acquisitions	(50)	-	(50)
Balance as of December 31, 2008	1,205	81	1,286
Tax benefit on realization for tax purposes of tax deductible goodwill on acquisitions	(52)	-	(52)
Balance as of December 31, 2009	1,153	81	1,234

The banking segment and the insurance, pension plans and certificated savings plans, in which we allocated the acquisitions, is tested annually for impairment of goodwill. We did not identify any impairment losses to be recorded in 2008 and 2009.

(b) Other intangible assets

The net carrying amount of finite-lived intangible assets for the year ended December 31, 2008 and 2009 are as follows:

	Segments
	Banking	Insurance, pension plans and certificated savings plans	Total
Balance at January 1, 2008	2,972	3	2,975
Acquisition of Ágora	143	-	143
Acquisition of rights for rendering banking services	822	-	822
Amortized during the year	(799)	(3)	(802)
Balance as of December 31, 2008	3,138	-	3,138
Acquisition of Ibi	812	-	812
Acquisition of rights for rendering banking services	390	-	390
Impairment	(37)	-	(37)
Amortized during the year	(660)	-	(660)
Balance as of December 31, 2009	3,643	-	3,643

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The following table presents the gross carrying value and accumulated amortization for finite-lived intangible assets subject to amortization:

	December 31, 2008		December 31, 2009
	Gross carrying	Accumulated	Gross carrying	Accumulated
	value	amortization	value	amortization
Customer relationship (including core deposits)	6,356	3,218	6,709	3,873
Exclusive access to customers	-	-	812	5
Total Intangible assets	6,356	3,218	7,521	3,878

The aggregate amortization expense was R$620, R$802 and R$660 for 2007, 2008 and 2009, respectively.

The estimated amortization expense for the next five years is as follows:

For the year ended December 31,	Amortization expense
2010	885
2011	779
2012	571
2013	257
2014	203

12. Other Assets

	December 31,
	2008	2009
Deferred tax assets	9,963	9,674
Credit card operations	7,547	10,661
Restricted escrow deposits for taxation and labor matters	6,173	5,676
Taxes available for offset	2,274	2,366
Insurance premiums receivable	1,432	2,305
Negotiation and intermediation of securities	2,985	1,173
Advances to FGC (Deposit Garantee Association)	898	715
Deferred policy acquisition costs (1)	817	462
National property system	467	490
Securitization of credit card bill receivables (Note 14 (d))	241	111
Prepaid expenses	133	279
Foreclosed assets, net	327	457
Restricted cash	63	43
Other	5,043	4,791
Total	38,363	39,203

(1) Commissions paid to insurance brokers on trade of insurance products, private pension plans and certificated savings plans.

13. Short-term Borrowings

	December 31,
	2008	2009
Import and export financings	10,958	4,761
Commercial paper	2,890	3,214
Other	1	1
Total	13,849	7,976

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Import and export financings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency.

At December 31, 2009 interest rates applicable to short-term borrowings were between 0.14% and 1.28% per annum (2008 – 1.62% and 5.47%) for import and export financings, and 0.14% and 4.37% per annum (2008 – 1.62% and 6.04%) for commercial paper. Average borrowing rates in 2008 and 2009 were 3.95% and 1.94% per annum, respectively.

In 2009 and 2007 we have recognized as interest expense of short-term borrowings a net interest income in the total amount of R$ 2,197 and R$ 727, respectively, due to the impact of the appreciation of the Real against the U.S dollar. The interest income of short-term borrowings recorded in 2008, that amounted to R$ 4,899, was due to the depreciation of the Real against the U.S dollar. Our short-term borrowings are mainly denominated in US dollars.

14. Long-term Debt

	December 31,
	2008	2009
Local onlendings	19,095	20,908
Subordinated notes	19,249	22,795
Non-convertible debentures	1,220	740
Debt issued under securitization of payment orders and credit card bill receivables (Note 14 (d))	5,305	4,220
Euronotes	217	237
Mortgage notes	771	899
Obligations under capital leases	1,042	988
Foreign currency loans	356	30

Total	47,255	50,817

(a) Local onlendings

Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities that invest primarily in premises and equipment. Such amounts are due in monthly installments through 2033 and bear fixed interest between 0.97% and 21.10% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (Federal Government long-term interest rate determined on a quarterly basis, or "TJLP") and Taxa Referencial de Juros (reference interest rate, or “TR”) respectively. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social -BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Equipment Finance Authority) in the form of credit lines.

(b) Subordinated notes

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

				December 31,
	Original term
Maturity/date	(in years)	Currency	Interest %	2008	2009
2011	5	R$	102.5% CDI(1) – 104% CDI(1)	6,328	6,979
2011	10	US$	10.25%	347	261
			103% CDI(1)
			100% CDI(1) + 0.344%
2012	5	R$	IPCA + (7.102% - 7.632%)	3,758	4,153
			100% CDI(1) + (0.75% - 0.87%)
2012	10	R$	100% CDI(1) – 102.5%CDI(1)	4,252	4,689
			100% CDI(1) + (0.34% - 0.87%)
2013	5	R$	IPCA + (7.44% - 8.20%)	631	701
2014	5	R$	112% CDI(1)	1,018	1,132
			108.0% and 112% CDI(1)
2015	6	R$	IPCA + (6.9% - 8.7%)	-	1,362
2012	10	Yen	4.05%	315	236
2013	10	US$	8.75%	1,172	878
2014	10	EUR	8.00%	729	567
2019	10	US$	6.75%	-	1,313
No stated maturity(2)		US$	8.87%	699	524

Total				19,249	22,795

(1)	Brazilian benchmark interest rate.
(2)	On June 3, 2005, perpetual subordinated debt was issued in the amount of US$ 300. With interest paid on a quarterly basis as from September 3, 2005.

(c) Non-convertible debentures

				December 31,
	Original term
Maturity/date	years	Currency	Interest %	2008	2009
2011	6	R$	104% - CDI	1,220	740

Total				1,220	740

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

Proceeds from sale of current and future flows of payment orders and credit cards bills received by the SPF entities are required to be maintained in a specified bank account until a certain minimum level is achieved. The amount subject to restricted withdrawal in the amount of R$63 in 2008 and R$ 43 in 2009 is considered "Restricted Cash" and presented in Other Assets in our consolidated balance sheet.

The following table summarizes the main characteristics of debts issued by the SPF entities:

				December 31,
Asset securitized	Maturity/date	Currency	Annual rate - %	2008	2009
Payment orders(1)	2010	US$	6.75	116	41
Payment orders(1)	2012	US$	4.69	150	77
Payment orders(1)	2014	US$	0.49 – 2.90	3,282	1,690
Payment orders(1)	2015	US$	0.92 – 2.73	1,170	1,948
Payment orders(1)	2017	US$	5.00	-	132
Payment orders(1)	2020	US$	5.20	-	88
Credit card bills(2)	2011	US$	5.69	587	244

Total				5,305	4,220

(1)	If the SPF entity fails to make a timely payment of accrued interest and/or principal, the investors have the benefit of a financial guarantee insurance policy provided by an unrelated insurance company.
(2)	The majority of the securities issued will be repaid through the future flows of credit card bills provided by us, whereas the remaining securities will be repaid by the beneficiary designated bank (Banco do Brasil S.A.). Therefore, since the SPF entity was consolidated in our financial statements, we have recorded, Banco do Brasil S.A. portion, R$111 as securitization of credit card bill receivables in “Other assets” as of December 31, 2009 (2008– R$ 241).

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(e) Euronotes

		Range of annual	December 31,
Maturity/date	Currency	coupon rates - %	2008	2009
2009	US$	12.29	31	-
2010	R$	14.80	141	237
After 2011	US$	1.47 – 6.39	45	-
Total			217	237

(f) Mortgage notes

Mortgage notes are generally issued with maturities up to one year and bear interest rates of TR plus interest between 8.5% and 11.0% p.a.

(g) Long-term debt maturity

	December 31,
	2008	2009
Due within one year	8,664	9,300
From 1 to 2 years	8,594	16,790
From 2 to 3 years	8,613	10,051
From 3 to 4 years	8,564	4,247
From 4 to 5 years	4,399	3,392
Over 5 years	7,722	6,513
No stated maturity	699	524
Total	47,255	50,817

15. Other Liabilities

(a) Breakdown of other liabilities

	December 31,
	2008	2009
Litigation (Note 24 (b))	9,968	10,835
Credit card operations	5,921	9,158
Certificated savings plans	2,706	3,024
Unpaid claims and claim adjustment reserves (Note 15 (b))	3,052	3,948
Payment orders to be settled	2,844	2,687
Interest on shareholders’ capital payable	1,686	1,688
Negotiation and intermediation of securities	2,454	1,539
Taxes on income	1,022	1,219
Labor related liabilities	1,274	1,488
Foreign exchange portfolio, net	710	498
Social security program reserve	331	270
Taxes other than on income	335	320
Collection of third-party taxes, social contributions and other	327	364
Deferred tax liabilities	181	218
Others	6,986	7,516

Total	39,797	44,772

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(b) Changes in unpaid claims and claim adjustment reserves

	December 31,
	2007	2008	2009
Balance at the beginning of the year	2,821	2,738	3,052
( - ) Reinsurance recoverables(1)	(35)	(55)	(38)
Net balance at January 1	2,786	2,683	3,014
Incurred related to:
current year	6,462	7,162	8,490
prior years	399	555	807
Total incurred	6,861	7,717	9,297
Payments related to:
current year	5,970	5,244	6,488
prior years	994	2,142	1,902
Total payments	6,964	7,386	8,390
Net balance at December 31	2,683	3,014	3,921
( + ) Reinsurance recoverables(1)	55	38	27
Balance at the end of the year	2,738	3,052	3,948

(1) Reinsurance recoverables are recorded as “Insurance premiums receivable” in “Other assets”.

16. Income Tax and Social Contribution

We and each of our subsidiaries file separate company tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax (rate of 15% plus an additional of 10%) and social contribution (rate of 15%), which is an additional federal tax, applicable to all periods presented.

On January, 2008, the Brazilian Government increased the social contribution rate for companies of the financial sector, from 9.0% to 15.0%. Financial Institutions have collected the social contribution at a rate of 15% since May 1, 2008.

The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,
	2007	2008	2009
Income before income tax and social contribution	11,297	6,748	13,669
Adjusted for: equity in earnings of unconsolidated companies	(407)	(597)	(644)
Adjusted tax basis	10,890	6,151	13,025
Tax expense at statutory rates	(3,703)	(2,460)	(5,210)
Non deductible expenses/(non-taxable income)	89	(15)	22
Tax benefit on interest attributed to shareholders’ capital paid	539	783	853
Non-deductible exchange gains (losses) on foreign assets	(606)	803	(673)
Foreign exchange variation adjustment on available for sale securities	99	-	-
Reversal of prior year allowance for non-realization of deferred tax assets	107	-	-
Effect of changes in tax laws and rates on deferred tax	-	1,240	340
Others	123	50	248
Income tax expense	(3,352)	401	(4,420)

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	December 31,
	2008	2009
Provisions not currently deductible, mainly allowance for loan losses and contingencies	11,803	13,767
Tax loss carryforwards	1,446	1,160
Other temporary differences	93	387
Total gross deferred tax assets	13,342	15,314
Allowance for non-realization	(42)	(46)
Total deferred tax assets	13,300	15,268
Temporary non-taxable gains, mainly relating to mark-to-market adjustment on securities, derivative financial instruments	955	1,520
Temporary non-taxable gains, mainly relating to leasing	1,325	2,996
Other temporary differences	1,238	1,296
Total deferred tax liabilities	3,518	5,812

Net deferred tax asset, included in other assets (Note 12 and Note 15a)	9,782	9,456

Net deferred income taxes include Brazilian tax loss carryforward, which have no expiration dates, available for offset against future taxable income. Carryforward losses are available for offset within any year up to 30% of annual income before taxes, determined in accordance with Brazilian Tax Rules. For tax loss carryforwards recorded by subsidiaries or foreign branches there is no limit as to offsetting.

We adopted the provisions ASC 740, Income Taxes. A reconciliation of the beginning and ending liabilities amounts of unrecognized tax benefits are as follows:

	December, 31
	2008	2009

Balance at the beginning of the year	2,977	3,229
Provision and Indexation charges	289	414
Payments	-	(215)
Reversal	(37)	(1,745)
Balance at the end of the year	3,229	1,683

The above balance at the end of the year represents the amount of unrecognized tax benefits reported in “Tax litigation”. (See note 25 (b)) that if recognized, would favorably affect the effective tax rate in future periods (except interest accrued and penalties).

We recognize interest accrued and penalties related to unrecognized tax benefits as liabilities and expense, which includes the total amount of R$190 and R$257 for the years ended December 31, 2008 and 2009, respectively in other non-interest expense. The Company recorded a liability of R$1,583 and R$724 for the payment of the interest and penalties accrued at December 31, 2008 and 2009, respectively.

As of December 31, 2009, we have been involved in several tax disputes, including judicial lawsuits and administrative proceedings, mainly relating to the constitutionality and legality of certain taxes imposed on us by the Brazilian government, among which the most relevant are related to: (i) questioning of CSLL required from financial institutions in the reference years from 1995 to 1998 by rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy, representing R$1,366; (ii) lawsuit to allow the deduction, for purposes of determination of the calculation basis of due IRPJ and CSLL, of the amount of the effective and definite losses, total or partial, suffered from 1997 to 2006, in the reception of credits, regardless of the compliance with the conditions and terms provided for in articles 9 to 14 of Law No. 9,430/96 which only apply to the provisory losses, in the amount of R$701; and (iii) lawsuit to calculate and pay income tax due from 1997 on, without adding CSLL to the respective calculation basis, set forth on Article 1 of Law nº 9.316/96, once this contribution represents a real mandatory expense of the company in the amount of R$ 457.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

In November 2009, Bradesco adhered to a tax amnesty program, introduced by Law nº 11,941/09, whereby all federal tax and social security obligations owed to the Brazilian Federal Revenue Service (RFB) and to the Public Prosecutions Office of the National Treasury (PGFN) may be settled via a one-off payment or in installments. In accordance with this program, all debts past due up to November 30, 2008, owed by individuals or corporate entities, consolidated by the debtor, with suspended liability or not, executable or not, or considered individually, even at the foreclosure stage, or which are part of a prior installment agreement, not yet fully settled or cancelled as a result of default, may be liquidated through a single payment or divided into installments.

Bradesco’s main lawsuits included in the program refer to disputes regarding: (i) the payment of social contribution on net income (CSLL) by financial institutions from 1995 to 1998 at rates in excess of those applicable to companies in general; and (ii) the non-payment of CSLL from 1996 to 1998, during which period certain Bradesco companies had no employees, on the grounds that, pursuant to Item I of Article 195 of the Brazilian Federal Constitution, only employers are liable to pay this contribution.

As a result of the rules of the program, the accounting effects of the lawsuits included in the one-off payment option were recognized upon adherence to the program. For the lawsuits that will be included in the installment payment option, and which will be specified and formally included in the debt consolidation with RFB in a future date, no accounting effects were recorded yet, once at present it is not possible to determine and quantify the corresponding lawsuits or the gains arinsing from them.

17. Shareholders' Equity

(a) Capital and shareholders' rights

(i) Capital

The Special Shareholders’ Meeting held on March 12, 2007 resolved on a R$3,800 increase in the capital stock, raising it from R$14,200 to R$18,000, by using part of the balance in the account “Profit Reserves – Statutory Reserve”, assigning to the Company’s stockholders, free of charge, as a bonus, one (1) new stock of the same type for each stock owned. 1,000,679,724 non-par registered, book-entry stocks were issued, 500,042,656 of which were common stocks and 500,637,068 were preferred stocks. All share amounts presented above are demonstrated before the split of our capital stock of March 24, 2008.

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

The Special Shareholders’ Meeting held on October 29, 2009, it was approved the merger of all of shares representing the Banco Ibi S.A. capital stock into Bradesco, became Bradesco’s wholly-owned subsidiary, upon the capital increase in the amount of R$1,368, from R$23,000 to R$24,368, with the issuance of 45,662,775 new shares, all non-par, registered, book-entry shares, 22,831,389 of which are common shares and 22,831,386 are preferred shares. Too approved the capital stock increase by R$132, from R$24,368 to R$24,500 , upon the capitalization of reserves, without the issue of shares.

The Special Shareholders’ Meeting held on December 18, 2009, it was approved the capital stock increase by R$2,000, from R$24,500 to R$26,500, upon the capitalization of part of the “Profit Reserves – Statutory Reserves” account balance, with a 10% stock bonus, upon the issue of 311,553,258 new shares, all non-par, registered, book-entry shares, out of which 155,776,637 are common and 155,776,621 are preferred shares, allocated to shareholders free of charge, for purposes of stock bonus, at the ratio of one (1) new share to each ten (10) shares of the same type held by them.

Simultaneously and in the same proportion to the transaction in the Brazilian Market, ADRs were granted as a bonus in the American (NYSE) and European (Latibex) markets, and investors received one (1) new ADR for each ten (10) ADRs owned, which continued to be traded in the proportion of one (1) preferred share for one (1) ADR, in the respective markets.

At December 31, 2009, Bradesco's outstanding capital consists of 1,710,204,835 voting common shares and 1,710,345,568 non-voting preferred shares with no par value. Preferred shares carry no voting rights but have priority over common shareholders in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a minimum dividend per-share 10% greater than that distributed per-share to common shareholders.

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

(e) Comprehensive Income

	Year ended December 31,
	2007	2008	2009

Net income reported in statement of income	7,945	7,149	9,249
Unrealized holding gains (losses) arising during the period:
Unrealized gains (losses) on available for sale securities	2,696	(2,718)	3,098
Less reclassification adjustment for (gains) losses on available for sale securities included in net income	(1,456)	(609)	(449)
Defined benefit plans	65	21	(27)
Other comprehensive income before tax	1,305	(3,306)	2,622
Income tax related to items of other comprehensive income (loss)	(577)	1,503	(1,372)
Other comprehensive income (loss), net of tax	728	(1,803)	1,250
Total Comprehensive income	8,673	5,346	10,499
Comprehensive income attributable to non-controlling interest	(37)	(131)	(33)
Comprehensive income attributable to Parent Company	8,636	5,215	10,466

(f) Accumulated other comprehensive income is as follows:

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31,
	2007	2008	2009
Balance at the beginning of the year	1,160	1,888	85
Current period change:
Unrealized gains (losses) on available for sale securities. net of taxes	685	(1,810)	1,266
Defined benefit plans	43	7	(16)
Balance at the end of the year	1,888	85	1,335

18. Fee and Commission Income

	Years ended December 31,
	2007	2008	2009
Fees charged on checking account services	2,108	1,794	1,497
Asset management fees	1,455	1,826	1,587
Collection fees	859	959	984
Credit card fees	1,273	1,696	1,972
Fees for receipt of taxes	237	219	235
Financial guarantees	197	330	559
Consortium management	256	318	351
Other(1)	1,434	1,855	2,196

Total	7,819	8,997	9,381

(1) None of the items included in “other” is significant on an individual basis.

19. Administrative Expenses

	Years ended December 31,
	2007	2008	2009
Third-party services	1,820	2,281	2,769
Financial system services	658	831	647
Communication	923	1,052	1,176
Transport	509	553	528
Rents	353	453	530
Advertising and publicity	557	610	562
Maintenance and repairs	292	373	381
Data processing	467	440	615
Office supplies	189	200	217
Water, electricity and gas	172	180	196
Other	296	315	590

Total	6,236	7,288	8,211

20. Other Non-Interest Income and Expenses

	Years ended December 31,
	2007	2008	2009
Other non-interest income:
Net gains in foreign exchange transactions	48	488	54
Recovery of expenses	46	59	68
Rental income	10	14	7
Gain (losses) on sale of foreclosed assets, unconsolidated investments and premises and equipment, net (1)	1,200	165	3,238
Other(3)	1,003	1,429	1,975
Total non-interest income	2,307	2,155	5,342
Other non-interest expense:
Taxes on services, income and other taxes	2,327	1,816	2,552
Litigation(2)	509	635	1,267
Monetary variation and exchange loss, net	1,459	210	353
Branch network losses	130	165	164

Credit card bonus	162	196	274
Asset management expenses	23	34	68
Other(3)	1,330	3,613	1,969
Total non-interest expenses	5,940	6,669	6,647

(1)

In 2007, we recorded a gross gain mainly from the partial sale of our investments (i) in Serasa, in the amount of R$599, (ii) in Bovespa – R$253 and (iii) in BM&F – R$263. The remaining balance of our investments in Bovespa and BM&F was reclassified as “available for sale securities, at fair value”. In 2009, we recorded a gain mainly from the partial sale of our investments in Cielo S.A. in the amount of R$2,410 and R$ 732 related to the exchange of equity interest on Odontoprev S.A. (Note 1(c)).

(2)	Excludes litigation expenses in relation to labor and tax expenses, registered in personnel expenses and current expenses on taxes , respectively.
(3)	None of the items included in “other” is significant on an individual basis.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

21. Fair Value Disclosures

The fair market values of financial instruments are measured in accordance with ASC 820, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants, also referred to as exit price. Also in accordance with ASC 820, we categorize its financial instruments, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below. Trading account assets, derivative assets and liabilities and available for sale debt and marketable equity securities are carried at fair value in accordance with accounting literature, including ASC 320, “Investments in Debt and Equity Securities and ASC 815”. The fair value of collateral for impaired loans depends whether there is an observable market price.

Trading Assets and Available-for-Sale Securities

The fair values of trading account assets and liabilities and available for sale securities are primarily based on actively traded markets where prices are based on either direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of trading account assets or liabilities and available for sale securities. Level 1 securities included highly liquid equity securities, mutual funds, Brazilian government securities as well certain foreign government securities. Level 2 include corporate and bank debt securities for which market price quotes may not be readily available. The fair value of these instruments are estimated based on quoted prices for similar assets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets. We also use pricing models or discounted cash flow methodologies. Situations of illiquidity generally are triggered by the market’s perception of credit uncertainty regarding a single company or a specific market sector. In these instances the securities are classified within level 3 of the valuation hierarchy once the fair value is determined based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets as well as other factors which require significant management judgment or estimation.

Derivative Assets and Liabilities

Exchange traded derivatives valued using quoted prices are classified within level 1 of the valuation hierarchy. However few classes of derivatives contracts are listed on an exchange, thus, the majority of the Bank´s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices, and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity, which are used to value the position. The majority of market inputs are observable and can be obtained mainly from BM&FBovespa and the secondary market.

The yield curves are used to determine the fair value for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined on quoted markets prices on the exchanges of exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined on mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. Further, many of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within level 2 of the valuation hierarchy. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other deal specific factors, where appropriate.

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

Recurring Fair Value

Assets and liabilities measured at fair value on a recurring basis.

	December 31, 2008
Assets	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	13,183	-	-	13,183

Brazilian Central Bank compulsory deposits	13,183	-	-	13,183

Mutual funds	41,042	-	-	41,042
Brazilian government securities	35,727	-	-	35,727
Corporate debt and equity securities	1,433	14	4,957	6,404
Brazilian sovereign bonds	43	-	-	43
Bank debt securities	19	24	4,447	4,490
Foreign government securities	84	1,672	-	1,756

Trading assets	78,348	1,710	9,404	89,462

Derivative financial instruments	13	2,298	76	2,387
Derivative financial instruments (liabilities)	-	(1,999)	(42)	(2,041)

Derivative financial instruments	13	299	34	346

Brazilian government securities	20,254	96	100	20,450
Corporate debt securities	2,616	40	1,449	4,105
Brazilian sovereign bonds	1,777	-	-	1,777
Bank debt securities	354	29	55	438
Equity Securities	3,185	-	-	3,185

Available-for-sale securities	28,186	165	1,604	29,955

Total Assets at Fair Value	119,730	2,174	11,042	132,946

	December 31, 2009
Assets	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	14,772	-	-	14,772

Brazilian Central Bank compulsory deposits	14,772	-	-	14,772

Mutual funds	50,677	-	-	50,677
Brazilian government securities	44,101	-	-	44,101
Corporate debt and equity securities	1,869	-	3,123	4,992
Brazilian sovereign bonds	35	-	-	35
Bank debt securities	2,870	-	1,969	4,839
Foreign government securities	82	-	-	82

Trading assets	99,634	-	5,092	104,726

Derivative financial instruments	-	1,336	35	1,371
Derivative financial instruments (liabilities)	-	(512)	(19)	(531)

Derivative financial instruments	-	824	16	840

Brazilian government securities	25,867	13	96	25,976
Corporate debt securities	2,719	-	1,644	4,363
Brazilian sovereign bonds	1,472	-	-	1,472
Bank debt securities	1,131	-	72	1,203
Equity Securities	4,090	-	-	4,090
Foreign government securities	130	-	-	130

Available-for-sale securities	35,409	13	1,812	37,234

Total Assets at Fair Value	149,815	837	6,920	157,572

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009 and 2008, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

	Trading	Net	Available-for-
	Assets	Derivatives (1)	sale securities	Total

Balance, January 1, 2008	3,845	20	345	4,210

Included in earnings	1,906	14	91	2,011
Included in other comprehensive income	-	-	(79)	(79)
Purchases, issuances and settlements	3,653	-	1,247	4,900

Balance, December 31, 2008	9,404	34	1,604	11,042

Included in earnings	727	(30)	209	906
Purchases, issuances and settlements	(4,145)	-	(3)	(4,148)
Transfers in/out level 3	(894)	12	2	(880)

Balance, December 31, 2009	5,092	16	1,812	6,920

(1) Net derivatives at December 31, 2009 included derivative assets of R$35 and derivative liabilities of R$19.

In 2009 there was a transference of securities from level 3 and other levels. The transference basically refers to corporate debt securities in the amount of R$894 million. In 2008, these securities had its fair value based on internal pricing models. In 2009, the fair value of these securities was based on observable market data.

The table below summarizes gains and losses due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets and liabilities during the year ended December 31, 2008 and 2009.

	2008
	Trading	Net	Available-for-
	Assets	Derivatives	sale securities	Total

Interest on securities (trading)	1,948	-	82	2,030
Net trading gains / losses	(42)	14	-	(28)
Net realized gains / losses on Available-for-Sale Securities	-	-	9	9

Total	1,906	14	91	2,011

	2009
	Trading	Net	Available-for-
	Assets	Derivatives	sale securities	Total

Interest on securities (trading)	726	-	277	1,003
Net trading gains / losses	1	(30)	-	(29)
Net realized gains / losses on Available-for-Sale Securities	-	-	(68)	(68)

Total	727	(30)	209	906

The table below summarizes gains and losses due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets and liabilities that were still held at December 31, 2008 and 2009.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	2008
	Trading	Net
	Assets	Derivatives	Total
Net Trading Gain (losses)	19	14	33
Total	19	14	33

	2009
	Trading	Net
	Assets	Derivatives	Total
Net Trading Gain (losses)	(2)	(30)	(32)
Total	(2)	(30)	(32)

Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. The Company did not have any asset or liability for which a nonrecurring change in fair value has been recorded during 2008 and 2009.

22. Fair Value of Financial Instruments (ASC 825 Disclosure)

ASC 825-10-50-10 "Disclosures About Fair Value of Financial Instruments," requires disclosure of the estimated fair values of financial instruments. Quoted market prices, if available, are utilized as estimates of the fair value of financial instruments. Because no quoted market prices exist for certain of our financial instruments the fair values have been derived based on management's assumptions, the amount, timing of future cash flows and estimated discount rates. The estimation methods for individual classifications of financial instruments are described with more details below. Different assumptions could significantly affect these estimates. Accordingly, net realizable values could be different from the estimates presented below.

In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the Company.

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks, interest-earning deposits in other banks and federal funds sold and securities purchased under agreements to resell, that have original maturities of the three months or less and present insignificant risk of changes in value.

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

The following table presents the carrying amounts and estimated fair values for loans, excluding leasing operations:

	December 31,
	2008		2009
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Commercial:
Industrial and others	60,576	60,758	60,089	60,503
Import financing	3,346	3,346	3,779	3,779
Export financing	23,798	23,798	18,086	18,086
Construction	3,110	3,110	4,179	4,179
Individuals:
Overdraft	2,449	2,449	2,621	2,621
Real estate	1,952	1,953	2,481	2,485
Financing (1)	33,401	33,236	36,297	36,373
Credit card	2,681	2,681	3,824	3,824
Rural credit	10,449	10,463	11,383	11,383
Foreign currency loans	2,765	2,780	2,957	2,964
Public sector	94	94	88	88

Total loans, net of allowance for loan losses	144,621	144,668	145,784	146,285

(1) Consists primarily of automobile financing and direct consumer financing.

Deposits

The fair value of fixed-rate deposits with stated maturities was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

The following table presents the carrying amounts and estimated fair values for deposits:

	December 31,
	2008		2009
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Deposits from customers:
Demand deposits	28,612	28,612	35,664	35,664
Savings accounts	37,768	37,768	44,162	44,162
Time deposits	97,423	97,733	90,537	90,648
Deposits from financial institutions	698	698	752	752

Total deposits	164,501	164,811	171,115	171,226

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

The following table presents the carrying amounts and estimated fair values for long-term debt:

	December 31,
	2008		2009
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Local onlendings	19,095	19,058	20,908	20,853
Subordinated notes	19,249	19,589	22,795	23,750
Non-convertible debentures	1,220	1,220	740	740
Debt issued under securitization of payment orders and credit card bill receivables	5,305	5,305	4,220	4,220
Euronotes	217	216	237	229
Mortgage notes	771	771	899	898
Obligations under capital lease	1,042	1,042	988	988
Foreign currency loans	356	360	30	30

Total	47,255	47,561	50,817	51,708

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

23. Risk and Risk Management Risks and Risk Management

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

Credit Risk and Concentration Risk

Credit risk deals with the possibility of occurring losses associated with the borrower's or counterparty's failure to comply with its financial obligations as agreed, as well as with the depreciation of loan operations resulting from a deterioration in the borrower's risk, reduced gains or remunerations, advantages granted in renegotiations, recovery costs and other related amounts.

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

We work constantly to mitigate potential credit risks by monitoring loan activities, developing, enhancing and preparing inventories of credit risk models, monitoring credit concentration and identifying previously unknown credit risks.

In addition, we have focused our efforts on the utilization of advanced risk measuring models and on the continuous improvement of the processes. The benefits that we have achieved from these efforts are reflected in the quality and performance of our loan portfolio.

Credit risk is corporately controlled by means of a process that includes meetings called "Follow-up on Credit Portfolio and Recovery." These meetings count on the participation, every month, of the board of executive officers and officers of the key managerial areas, and by the executive committee on credit risk management, which has the following functions:

  to evaluate and recommend risk measurement strategies, policies, norms and methodologies to the integrated risk management and capital allocation committee;
  to follow up on and assess the credit risk and the actions taken to mitigate risks;
  to follow up on and assess the alternatives to mitigate credit concentration risks;
  to follow up on the implementation of credit risk corporate management methodologies, models and tools;
  to assess the sufficiency of the allowance for loan losses for coverage of incurred losses on credit operations;
  to follow up on the credit market moves and development, analyzing the implications, risks and opportunities for the Organization; and
  to regularly report to the chief executive officer and to the integrated risk management and capital allocation committee its activities and make the recommendations it deems important.
Among the key activities of credit risk management, we point out:
  back-testing and gauging of models used to assess credit portfolio risks;
  active participation in the process of improving client risk rating models;
  follow-up on major risks, such as periodic monitoring of the major events of default;
  follow-up on the provisioning against expected and unexpected losses;
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

Our improvement processes and projects are in line with the requirements of the Basel II IRB – Advanced approach.

Market Risk

Market risk is the possibility of loss from fluctuating market prices and rates, once Organization's assets and liabilities portfolios may present mismatched maturities, currencies and indexes .

Bradesco’s market risk management allows the organization to ground its strategic decisions with agility and a high level of confidence, conducting it by means of methodologies in compliance with the best international practices and aligning it to the recommendations of the New Basel Capital Accord.

Risk limit proposals are validated by specific business committees and submitted for approval by the Integrated Risk Management and Capital Allocation Committee, pursuant to the limits established by the Board of Directors considering the operation's characteristics. Such limits are classified as follows:

  trading portfolio: comprised of all operations involving financial instruments and goods (including derivatives) held to be traded or allocated to hedge others in the trading portfolio, and which are not limited to its availability to be traded. Operations held to be traded are those destined to resell, to obtain benefits from actual or expected price variations or to arbitration; and
  banking portfolio: comprised of the operations not classified in the trading portfolio. They consist of structural operations arising from the Organization's several business lines and their respective hedges.

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

Market risk measurement and control is done by "VaR", "EVE", stress test and sensitivity analysis methodologies, as well as the management of results and financial exposure limits.

In order to determine the trading portfolio risk, we use the "Parametric VaR" methodology for one day, which has a reliability level of 99%. Volatilities and correlations are calculated from statistical methods, with recent returns given more importance. The measurement of interest rate risk is made based on the "EVE" methodology, which determines the economic impact on positions according to scenarios prepared by the Organization's economic area, which seeks to determine positive and negative movements that may occur in interest rate curves on our investments and funding. The models used are confirmed through back-testing.

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

24. Derivative Financial Instruments and Financial Instruments Related to Credit

(a) Derivatives

We enter into financial derivative instruments contracts with various counterparties to manage our overall exposures as well as to assist customers in managing their exposures. Such derivatives are summarized as follows:

	Notional amounts		Fair value
	December 31,		December 31,
	2008	2009	2008	2009
Interest rate futures contracts:
Purchases	39,349	29,278	-	-
Sales	16,814	69,914	-	-
Foreign currency futures contracts:
Purchases	4,308	3,507	-	-
Sales	17,905	16,089	-	-
Futures contracts – others:
Purchases	28	129	-	-
Sales	10	101	-	-
Interest rate option contracts:
Purchases	2,949	9,825	39	3
Sales	4,216	19,665	(52)	(2)
Foreign currency option contracts:
Purchases	2,341	2,043	395	62
Sales	2,497	2,259	(283)	(21)
Option contracts - others:
Purchases	949	777	14	41
Sales	2,320	2,499	(345)	(91)
Foreign currency forward contracts:
Purchases	9,811	2,805	601	217
Sales	2,437	4,713	(222)	(128)
Forward contracts - others:
Purchases	-	19	-	-
Sales	-	-	-	-
Swap contracts:
Asset Position:
Interest rate swaps	8,546	9,536	278	1,008
Currency swaps	12,934	5,858	1,060	40
Liability Position:
Interest rate swaps	8,023	5,892	(319)	(171)
Currency swaps	13,273	8,744	(820)	(119)

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Interest rate, currency and cross-currency interest rate swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions due to changes in interest rates and the exchange rate of currencies. The total credit exposure associated with interest rate and currency swaps was R$2,387 and R$1,371 at December 31, 2008 and 2009, respectively.

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

(b) Credit Derivatives

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

The following table summarizes the notional and fair value amounts of credit derivatives as of December 31, 2008 and 2009, where Bradesco is the seller of the protection. The maturity profile presents the years to maturity based upon the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based. The ratings and maturity profile of protection purchased is comparable to the profile reflected below.

Protection sold - credit derivatives ratings / maturity profile

				Maximum
				Payout/	Fair
December 31, 2008	< 1 year	1-5 year	> 5 year	Notional	value
Risk rating of reference entity
• Investment grade (AAA to BBB-) (1)	2,019	10,700	245	12,964	(412)
• Noninvestment grade (BB+ and below) (1)	74	12	-	86	(2)

Total	2,093	10,712	245	13,050	(414)

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

				Maximum
				Payout/	Fair
December 31, 2009	< 1year	1-5 year	> 5 year	Notional	value
Risk rating of reference entity
• Investment grade (AAA to BBB-) (1)	7,096	536	183	7,815	13
• Noninvestment grade (BB+ and below) (1)	-	9	-	9	1

Total	7,096	545	183	7,824	14

(1) Rating scale is based upon the ratings granted to the reference entities by Standard & Poors.

As of December 31, 2009, Bradesco had a deposit margin in the amount of R$ 428 (R$ 1,733 in December 31, 2008)

During the period there was no occurrence of a credit event related to triggering events provided for in the contracts.

(c) Off-balance sheet credit instruments

As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts
	December 31,
	2008	2009
Commitments to extend credit including credit cards	65,016	106,887
Financial guarantees	33,879	34,668
Other letters of credit	1,242	1,385

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

(d) Financial guarantees

The following is a summary of the carrying values for the financial guarantees and other letters of credit, mentioned before:

	December 31,
	2008		2009
	Maximum		Maximum
	payout/	Carrying	payout/	Carrying
	Notional	value	Notional	value
Financial guarantees	33,879	83	34,668	61
Other letters of credit	1,242	7	1,385	8

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The carrying value includes amounts deferred and to be recognized in income over the life of the contract and amounts accrued for inherent losses in accordance with ASC 450, “Contingencies” and ASC 460.

The carrying values of financial guarantees and other letters of credit, approximate the fair value of these instruments.

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

25. Commitments and Contingencies

(a) Assets under management

We manage a number of assets and customer portfolios that are available to institutional investors and the general public. These assets are not included in our consolidated balance sheet. Fees are generally charged monthly, representing approximately 0.69% (2008 – 0.92%) per annum of the market value of the assets under management.

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

The remaining litigation matters, considered as possible under our judgment based on information available, are related to tax assessments in the amount of R$189 as of December 31, 2009 (R$134 in 2008), which we believe are inconsistent with existing law and, therefore, are not recognized in our consolidated financial statements. Resolution of these issues is not expected to have a significant impact on our financial position or results of operations.

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

The changes in the provision during the periods were as follows:

	Year ended December 31,
Tax litigation	2007(1)	2008(1)	2009(1)
At beginning of year	5,046	6,272	6,911
Business combinations	160	-	287
Indexation charges	387	438	630
Provisions net of reversal	704	342	(694)
Payments	(25)	(141)	(215)
At end of the year	6,272	6,911	6,919

(1) Includes the total amounts of R$ 3,229 and R$1,683 related to liabilities of unrecognized tax benefits recognized at December 31, 2008 and 2009, respectively. See note 16.

	Year ended December 31,
Labor litigation	2007	2008	2009
At beginning of year	1,259	1,474	1,537
Business combinations	5	3	62
Provisions net of reversal	672	492	486
Payments	(462)	(432)	(506)
At end of the year	1,474	1,537	1,579

	Year ended December 31,
Civil litigation	2007	2008	2009
At beginning of year	820	1,345	1,520
Business combinations	47	-	170
Provisions net of reversal	641	575	1,271
Payments	(163)	(400)	(624)
At end of the year	1,345	1,520	2,337
Total provision	9,091	9,968	10,835

26. Regulatory Matters

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

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,
	2007	2008	2009
In accordance with the Basel Accord applicable to Brazil
Tier I Capital	10.24%	12.94%	14.83%
Tier II Capital	3.73	3.15	3.00

Total Capital	13.97	16.09	17.83%
Minimum required by Brazilian Central Bank	11.00%	11.00%	11.00%

Currently, the Central Bank does not limit the amount of dividends that may be paid subject to the capital requirements set forth above. As of each reporting date, we were in compliance with all capital requirements imposed by the Central Bank.

27. Segment Information

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

The following segment information was compiled based on reports used by Senior Management to evaluate the segment performance and make decisions as to the allocation of resources for investment and other purposes. Our Senior Management uses a variety of information for such purposes including financial and non-financial information measured on different bases. In accordance with ASC 280 “Disclosures about Segments”, the information included below has been compiled from that prepared on the basis which is most consistent with that used in measuring the amounts included in the financial statements in accordance with Brazilian GAAP.

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

	Year ended December 31, 2007
		Insurance, pension	Other operations,
		plan and	adjustments,
		certificated savings	reclassifications and	U.S. GAAP
	Banking	plans	eliminations	consolidated

Interest income	30,000	6,577	(68)	36,509
Interest expense	(12,901)	-	163	(12,738)
Net interest income	17,099	6,577	95	23,771
Provision for loan losses	(4,617)	-	1	(4,616)
Insurance premiums	-	12,556	(3,713)	8,843
Pension plan income	-	2,447	(1,892)	555
Certificated saving plans	-	1,556	(1,556)	-
Equity in earnings (losses) of unconsolidated companies	434	79	(106)	407
Other income	13,258	2,068	(50)	15,276
Salaries and benefits	(6,105)	(510)	(154)	(6,769)
Administrative expenses	(5,846)	(581)	191	(6,236)
Insurance claims	-	(7,391)	1,379	(6,012)
Changes in provisions related to insurance, pension plan,
certificated savings plans and pension investment contracts	-	(9,661)	4,680	(4,981)
Pension plan operating expenses	-	(2,037)	1,559	(478)
Insurance and pension plan selling expenses	-	(1,247)	90	(1,157)
Other expense	(7,992)	(385)	1,071	(7,306)

Income before income taxes	6,231	3,471	1,595	11,297

Identifiable assets	275,081	72,449	(13,021)	334,509

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31, 2008
		Insurance, pension	Other operations,
		plan and	adjustments,
		certificated savings	reclassifications and	U.S. GAAP
	Banking	plans	eliminations	consolidated

Interest income	48,067	6,295	(559)	53,803
Interest expense	(28,882)	-	450	(28,432)
Net interest income	19,185	6,295	(109)	25,371
Provision for loan losses	(6,651)	-	-	(6,651)
Insurance premiums	-	18,839	(7,876)	10,963
Pension plan income	-	2,426	(1,716)	710
Certificated saving plans	-	1,700	(1,700)	-
Equity in earnings (losses) of unconsolidated companies	565	162	(130)	597
Other income	9,968	1,276	146	11,390
Salaries and benefits	(6,147)	(570)	(163)	(6,880)
Administrative expenses	(6,964)	(682)	358	(7,288)
Insurance claims	-	(8,857)	1,466	(7,391)
Changes in provisions related to insurance, pension plan,
certificated savings plans and pension investment contracts	-	(14,540)	10,315	(4,225)
Pension plan operating expenses	-	(1)	(481)	(482)
Insurance and pension plan selling expenses	-	(1,170)	156	(1,014)
Other expense	(6,244)	(694)	(1,414)	(8,352)

Income before income taxes	3,712	4,184	(1,148)	6,748

Identifiable assets	384,463	68,904	(18,077)	435,290

	Year ended December 31, 2009
		Insurance, pension	Other operations,
		plan and	adjustments,
		certificated savings	reclassifications	U.S. GAAP
	Banking	plans	and eliminations	consolidated

Interest income	47,136	7,569	(554)	54,151
Interest expense	(21,496)	-	478	(21,018)
Net interest income	25,640	7,569	(76)	33,133
Provision for loan losses	(11,249)	-	427	(10,822)
Insurance premiums	-	22,056	(9,535)	12,521
Pension plan income	-	2,201	(1,594)	607
Certificated saving plans	-	1,991	(1,991)	-
Equity in earnings (losses) of unconsolidated companies	516	214	(86)	644
Other income	14,972	1,843	1,147	17,962
Salaries and benefits	(6,647)	(532)	(225)	(7,404)
Administrative expenses	(7,719)	(768)	276	(8,211)
Insurance claims	-	(10,076)	1,747	(8,329)
Changes in provisions related to insurance, pension plan,
certificated savings plans and pension investment contracts	-	(17,911)	11,903	(6,008)
Pension plan operating expenses	-	(4)	(406)	(410)
Insurance and pension plan selling expenses	-	(1,252)	(402)	(1,654)
Other expense	(7,962)	(1,091)	693	(8,360)

Income before income taxes	7,551	4,240	1,878	13,669

Identifiable assets	420,011	88,818	(12,014)	496,815

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
  Other expenses: fair value, goodwill and negative goodwill adjustment related to acquisitions;
  Insurance and pension plan selling expenses: deferred acquisition costs on pension plans; and
  Changes in provisions related to insurance, pension plan, certificated savings plans and pension investments contracts: reversal of additional liability for investments contracts.

Our operations are primarily carried out in Brazil. Additionally, on December 31, 2009 we had a branch in New York, three branches in Grand Cayman and one in Nassau, Bahamas, mainly to complement our banking and advisory services relating to import and export activities with Brazilian customers. Furthermore, we also have the following foreign subsidiaries: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Luxemburgo (Luxembourg), Bradesco Securities. Inc. (New York), Bradesco Securities UK Limited (London), Bradesco Services Co.. Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman) and Bradesco Trade Services Limited (Hong Kong).

28. Pension Plans

We sponsor defined-benefit pension plans, which supplement benefits that the Brazilian government social security system provides to employees of Bradesco and its Brazilian subsidiaries. The pension plans were established solely for the benefit of eligible employees and directors, and their assets are held independently of Bradesco. During 2001, participants of the defined benefit plan for Bradesco employees joined a new defined contribution plan (PGBL). In addition to this plan, we have Alvorada, BEM and BEC defined benefit pension plans, as a result of their acquisitions on June, 2003, February , 2004 and January , 2006, respectively. There are no other defined pension plan sponsored by Bradesco. Our contributions to the PGBL plan in 2009 totaled R$267 (2008 – R$269).

Our policy is to fund the pension plans through contributions based on payroll, adjusted periodically pursuant to recommendations of the Fund’s external actuary. At December 31, 2009 our contribution represents 3.6% (2008 – 3.9% and 2007 – 5.0%) of payroll, and employees and directors contribute amounts of at least 4% (2008 – 4% and 2007 – 4%) of their salaries.

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

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Based upon the report of the pension plan’s external actuary, changes in the benefit obligation and plan assets and the amounts recognized in the consolidated financial statements are as follows:

		Alvorada, BEM and BEC plans
		Year ended
		2007	2008	2009
(i)	Projected benefit obligation:
	At beginning of year	712	729	690
	Service cost	5	5	4
	Benefits paid	(58)	(58)	(61)
	Interest cost	70	72	78
	Adjustment from date change	13	-	-
	Actuarial loss (gain)	(13)	(58)	86

	At end of year	729	690	797

(ii)	Plan assets at market value:
	At beginning of year	724	807	798
	Contributions received:
	Employer	4	6	5
	Employees	2	2	2
	Current return on plan assets	123	41	157
	Adjustment from date change	12	-	-
	Benefits paid	(58)	(58)	(60)

	At end of year	807	798	902

(iii)	Funded status:
	Excess of plan assets over projected benefit obligation acquired	(78)	(108)	(105)
	Amounts recognized in the balance sheet, net	(78)	(108)	(105)

Net pension (benefit) cost includes the following components:

	Alvorada, BEM and BEC plans
	Year ended
	2007	2008	2009
Projected benefit obligation:
Service cost	5	4	4
Interest cost	72	79	87
Amortization of prior service cost	(3)	(6)	(2)
Expected return on assets	(81)	(92)	(99)
Expected participant contribution	(1)	(1)	(2)
Net periodic pension cost (benefit)	(8)	(16)	(12)

Prepaid pension costs and accrued pension liabilities are included in “Other assets” and “Other liabilities” respectively, in our Consolidated Statements of Financial Position.

The amounts recognized in our balance sheets are as follows:

	December 31,
	2008	2009
Assets
Prepaid pension cost	125	141
Liabilities
Accrued pension liability	17	36
Net asset recognized, end of year	108	105

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The amount recognized in accumulated other comprehensive income, which totaled R$ 61 at December 31, 2008 and R$ 49 at December 31, 2009, net of taxes, as a result of the implementation of ASC 715, relates to actuarial gains.

Assumptions used to determine our benefit obligation and net periodic benefit cost at and for the years ended October 31, 2008 and December 31, 2009 were (1):

	Alvorada plan		BEM plan		BEC plan
	2008	2009	2008	2009	2008	2009
Assumed discount rate	11.9%	11.3%	11.9%	11.3%	11.9%	11.3%
Expected long-term rate of return on assets	11.9	11.3	11.9	11.3	11.9	11.3
Rate of increase in compensation levels	7.1%	7.6%	7.1%	7.6%	7.1%	7.6%

(1) Including a 4.5% p.a. inflation rate and an actual discount rate of 6.0% p.a.

The rationale behind the used long-term rate of return on plan assets is the following:

  Based on the asset managers mid to long-term expectations.
  Private and Brazilian Government bonds, which are a very significant segment of the invested portfolio of Alvorada, BEM and BEC, earn interest above inflation plus interest of 8% p.a. and maturities from short to long-term.

Our pension plan weighted-average asset allocations in 2008 and 2009, by asset category are as follows:

	Alvorada plan assets		BEM plan assets		BEC plan assets
	2008	2009	2008	2009	2008	2009
Asset categories
Equity securities	0.2%	0.2%	6.1%	8.5%	-	-
Debt securities	-	85.3	89.6	87.7	91.2%	2.5%
Mutual funds	94.5	8.5	-	-	-	89.2
Buildings	3.6	4.3	-	-	5.1	4.6
Other	1.7	1.7	4.3	3.8	3.7	3.7
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The assets of pension plans classified by level of measurement at December 31, 2009, are presented in the table below. For more information about the measurement at fair value, including descriptions of level 1, 2 and 3 and the evaluation methods adopted, see Note 2 (ee).

Assets plans of Alvorada, BEM and BEC	Classification by level of measurement
	Level 1	Level 3	Total
Mutual funds	260	-	260
Brazilian government securities	322	-	322
Bank debt securities	223	-	223
Buildings	-	34	34
Receivables (1)	-	23	23
Corporate debt and equity securities	28	-	28
Equity securities	12	-	12

Total	845	57	902

(1) Refers to receivables from plan participants and other receivables.

The table below shows the movement of pension plans assets classified at Level 3 during the fiscal year 2009:

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Balance on			Balance on
	January 1,		Additions/	December 31,
	2009	Updates (1)	Write-offs	2009
Buildings	28	9	(3)	34
Receivables	21	2	-	23
Total	49	11	(3)	57

(1) It basically refers to revaluations of real estate and interest allocation.

The benefit payments, which reflect expected future services projected, to be made by us are:

For the year ended December 31,	Pension plan benefits
2010	61
2011	64
2012	67
2013	70
2014	74
2015 - 2019	429
Total	765

The contributions related to the private pension plans of Alvorada, BEM and BEC, to be made by us in 2010, are estimated at R$0.4, R$1.9 and R$3.1, respectively.

29. Related Party Transactions

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

	December 31,
	2007	2008	2009
ASSETS
Dividends receivable	16	-	-
Other assets	110	5	4
LIABILITIES
Demand deposits	11	15	1
Time deposits	120	75	59
Debentures	582	248	15
Interest on shareholders’ capital and dividends	607	687	653
Subordinated notes	845	106	134
Other liabilities	541	1	62
INCOME AND EXPENSES
Income on securities	24	6	-
Other income	40	12	16
Interest on long-term debt	228	69	40
Other expenses	240	105	173

The accompanying notes are an integral part of these consolidated financial statements

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

30. Subsequent Events

a)     On June 2, 2010, Bradesco concluded the acquisition of the entire capital stock of the controlling group of Ibi Services S. de R.L. México ("Ibi México") and of RFS Human Management S. de R.L. As of December 31, 2009, Ibi México had a credit portfolio of R$ 205 million and more than 1.3 million credit cards. This transaction includes a partnership contract with C&A México S. de R.L. (C&A México) for a period of 20 years for the exclusive joint sale of financial products and services through the C&A México retail chain.

b)     On April 23, 2010, Bradesco presented to the Spanish Santander Group (Santander), a Binding Proposal (Proposal) for the acquisition of the shares held by Santander in the following companies:

  In Cielo S.A. (Cielo), corresponding to 2.09% of the company’s capital for the amount of R$ 425; and
  In Companhia Brasileira de Soluções e Serviços (CBSS), corresponding to 10.67% of the company’s capital for the amount of R$ 139.2.

Considering that the Proposal was accepted by Santander on the same date, the completion of the purchase is now contingent upon a satisfactory negotiation process related to the final documents and compliance with the applicable legal and regulatory formalities.

Once the transaction has been concluded, Bradesco’s stake in Cielo will increase from 26.56% to 28.65% and in CBSS from 34.33% to 45.00%, strengthening its percentage of ownership of companies operating in the banking card market.

c)     On April 27, 2010 Banco Bradesco S.A. and Banco do Brasil S.A. signed a non-binding memorandum of understanding for the preparation of a business model, involving:

  The integration of part of their card operations
  The launch of a Brazilian brand of credit, debit and pre-paid cards for account-holders and non-account-holders;
  The joint creation of new businesses for private label cards (cards offered to non-account-holder clients through partner merchants);
  The creation of a company to sell cards to certain determined groups of non-account-holder clients;
  The transfer of shareholdings retained by both institutions and their subsidiaries in CBSS S.A., for the subsequent creation of a new company.

The Banks announced that they are studying the possibility of transferring their interests in Cielo S.A. to a new company to be created, while observing the interests of their shareholders, the requirements of the BM&FBovespa’s Novo Mercado listing rules and the companies' Bylaws.

If the operation is concluded, the Banks intend to set up a holding company which will integrate and manage the businesses listed above, in addition to generating gains in synergy, the structuring of new private label businesses, and other similar businesses, and constructing a business model that will permit the offer of branded cards on a nationwide basis.

The conclusion of the operation is subject to technical, legal and financial studies, the satisfactory negotiation of the final documents and compliance with the applicable legal and regulatory requirements.

d)     On June 10, 2010, the Special Shareholders’ Meeting approved the increase of the capital stock from R$26,500 to R$28,500, by means of capitalization by R$2,000 of the Statutory Reserve and Bonus Shares (10%) with the issue of 342,040,948 new non-par, book-entry, registered shares, of which 171,020,483 are common shares and 171,020,465 are preferred shares. These shares will be conferred, free of charge to shareholders as bonus shares, at the ratio of 1 (one) new share for each 10 (ten) shares of the same type held thereby on the record date. These resolutions will be effective after the necessary approval of the process by the Central Bank of Brazil.

* * *

The accompanying notes are an integral part of these consolidated financial statements

Cielo S.A. and Subsidiaries
(formerly Companhia Brasileira
de Meios de Pagamento)
Consolidated Financial Statements
as of December 31, 2009, 2008
and 2007 and
Report of Independent Registered
Public Accounting Firm on the year ended December 31, 2009

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders

We have audited the accompanying consolidated balance sheet of Cielo S.A. (formerly Companhia Brasileira de Meios de Pagamento) and its subsidiaries as of December 31, 2009, and the related consolidated statements of income, of changes in shareholders’ equity, cash flows and value added for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cielo S.A. and its subsidiaries as of December 31, 2009, and the results of their operations, cash flows and value added for the year then ended, in accordance with accounting practices adopted in Brazil.

We did not audit and do not express an opinion on the financial statements for each of the two years in the period ended December 31, 2008.

São Paulo, June 30, 2010

PricewaterhouseCoopers
Auditores Independentes

CIELO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF
DECEMBER 31, 2009 AND 2008
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais - R$)

ASSETS	Note	2009	2008	LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2009	2008
CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents	5	514,280	1,072,157	Financing - lease transactions	12	-	401
Trade accounts receivable	6	1,178,784	162,943	Payables to merchants	14	667,522	487,628
Receivables from subsidiary	21	-	177	Trade accounts payable	15	116,443	96,604
Deferred income tax and social contribution	8	58,299	37,054	Taxes payable	16	416,945	275,066
Prepaid and recoverable taxes		2,503	1,219	Payables - securitization abroad	19	163,911	207,943
Other receivables		18,448	4,941	Interest payable - securitization abroad	19	2,914	6,341
Receivables - securitization abroad	7	163,850	207,979	Dividends payable	20.b)	105,365	542,985
Interest receivable - securitization abroad	7	2,914	6,341	Other payables	17	80,041	66,526
Prepaid expenses		5,896	4,488	Total current liabilities		1,553,141	1,683,494
Total current assets		1,944,974	1,497,299	NONCURRENT LIABILITIES
NONCURRENT ASSETS				Payables - securitization abroad	19	42,445	277,000
Receivables - securitization abroad	7	42,445	277,000	Provision for contingent liabilities	18	56,286	68,390
Deferred income tax and social contribution	8	177,233	132,344	Other payables	17	233	740
Other receivables		1,597	1,703	Total noncurrent liabilities		98,964	346,130
Investments:
Other investments	9	214	174	SHAREHOLDERS' EQUITY
Property, plant and equipment	10	296,121	213,295	Capital	20.a)	75,379	75,379
Intangible assets:				Capital reserve		72,305	68,606
Goodwill on acquisition of investments	11	8,666	17,795	Earnings reserves		781,973	15,076
Other intangible assets	11	41,284	49,075	Treasury shares		(69,228)	-
Total noncurrent assets		567,560	691,386	Total shareholders' equity		860,429	159,061
TOTAL ASSETS		2,512,534	2,188,685	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,512,534	2,188,685

The accompanying notes are an integral part of these financial statements.

CIELO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais - R$, except earnings per share)

	Note	2009	2008	2007
GROSS REVENUE
Revenue from commissions, rentals and services		3,852,452	3,215,553	2,678,627
Taxes on services		(407,531)	(340,087)	(276,407)
NET OPERATING INCOME		3,444,921	2,875,466	2,402,220

COST OF SERVICES		(936,312)	(851,119)	(771,046)

GROSS PROFIT		2,508,609	2,024,347	1,631,174

OPERATING (EXPENSES) INCOME
Personnel		(122,239)	(95,613)	(83,034)
General and administrative		(137,576)	(147,386)	(122,178)
Management and officer compensation	26	(7,970)	(9,520)	(6,371)
Marketing		(72,960)	(77,948)	(111,308)
Other operating income (expenses), net	28	(64,785)	325,101	(31,048)

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)		2,103,079	2,018,981	1,277,235

FINANCIAL INCOME (EXPENSES)
Financial income	27	99,751	153,405	126,380
Financial expenses	27	(56,519)	(59,875)	(52,675)
Exchange rate change, net		-	-	1,446
Income from prepayment of receivables	27	218,150	17,388	-
Expenses from adjustment to present value	27	(35,266)	-	-
Foreign exchange rate change, net	27	1,903	947	-
		228,019	111,865	75,151

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		2,331,098	2,130,846	1,352,386

INCOME TAX AND SOCIAL CONTRIBUTION
Current	23	(853,151)	(774,180)	(488,787)
Deferred	23	55,847	37,177	20,338

NET INCOME		1,533,794	1,393,843	883,937

The accompanying notes are an integral part of these financial statements.

CIELO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais - R$, except earnings per share)

				Earnings reserves
			Capital		Earnings	Retained	Treasury
	Note	Capital	reserve	Legal	retention	earnings	shares	Total
BALANCES AS OF DECEMBER 31,
2006		74,534	6,339	14,907	-	10,196	(2,712)	103,264

Net income		-	-	-	-	883,937	-	883,937
Allocation of net income:
Dividends paid (R$27.88 per share)		-	-	-	-	(376,181)	-	(376,181)
Cancellation of treasury shares		-	(2,712)	-	-	-	2,712	-
BALANCES AS OF DECEMBER 31,
2007		74,534	3,627	14,907	-	517,952	-	611,020

Dividends from retained earnings (R$0.75
per share)		-	-	-	-	(508,671)	-	(508,671)
Capital increase through share subscription		846	64,979	-	-	-	-	65,825
Capital decrease		(1)	-	-	-	-	-	(1)
Net income		-	-	-	-	1,393,843	-	1,393,843
Allocation of net income:
Legal reserve		-	-	169	-	(169)	-	-
Dividends paid (R$1.26 per share)		-	-	-	-	(859,970)	-	(859,970)
Proposed dividends (R$0.40 per share)		-	-	-	-	(542,985)	-	(542,985)
BALANCES AS OF DECEMBER 31,
2008		75,379	68,606	15,076	-	-	-	159,061

Net income		-	-	-	-	1,533,794	-	1,533,794
Allocation of net income:
Dividends paid (R$0.24 per share)	20.b)	-	-	-	-	(661,532)	-	(661,532)
Proposed dividends (R$0.08 per share)	20.b)	-	-	-	-	(105,365)	-	(105,365)
Earnings retention	20.d)	-	-	-	766,897	(766,897)	-	-
Share options granted		-	3,699	-	-	-	-	3,699

Treasury shares	20.e)	-	-	-	-	-	(69,228)	(69,228)
BALANCES AS OF DECEMBER 31,
2009		75,379	72,305	15,076	766,897	-	(69,228)	860,429

The accompanying notes are an integral part of these financial statements.

CIELO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

	Note	2009	2008	2007

CASH FLOW FROM OPERATING ACTIVITIES
Income before income tax and social contribution		2,331,098	2,130,846	1,352,386
Adjustments for:
Depreciation and amortization		150,702	134,903	132,439
Net book value of property, plant and equipment and intangible assets
written-off or sold		7,274	98,644	2,963
Allowance for losses on other investments		-	16,126	-
Write-off of goodwill in subsidiaries		20,813	39,116	-
Capital loss in the share exchange		4,431	-	-
Reversal of the allowance for losses with property, plant and equipment
and intangible assets, net		(1,810)	(2,455)	(5,920)
Share options granted		3,699	-	-
Gains on disposal of investments, net		-	(502,893)	-
Allowance for doubtful accounts - equipment rental		14,753	9,721	12,175
Provision for contingent liabilities	18	141,116	119,521	103,330
Adjustment to present value of receivables	6	35,266	-	-

(Increase) decrease in operating assets:
Trade accounts receivable		(1,051,107)	(148,240)	(3,013)
Receivables from subsidiary		177	(177)
Prepaid and recoverable taxes		(1,284)	(342)	5,860
Other amounts and securitization abroad receivable (current and noncurrent)		268,707	32,138	271,166
Escrow deposits	18	(132,219)	(101,386)	(82,998)
Prepaid expenses		(1,408)	(2,538)	4,484

Increase (decrease) in operating liabilities:
Payables to merchants		165,141	40,420	71,120
Trade accounts payable		19,839	11,009	13,747
Taxes payable		2,114	1,927	10,074
Other amounts and securitization abroad payable (current and noncurrent)		(269,006)	(63,952)	(265,494)
Reserve for contingencies (current and noncurrent)	18	(21,001)	(13,038)	(49,914)
Cash provided by operations		1,687,295	1,799,350	1,572,405
Interest received		22,208	28,804	39,534
Interest paid		(22,208)	(28,804)	(39,534)
Income tax and social contribution paid		(714,609)	(731,793)	(416,502)
Net cash provided by operating activities		972,686	1,067,557	1,155,903

The accompanying notes are an integral part of these financial statements.

CIELO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

CASH FLOW FROM INVESTING ACTIVITIES
Capital increase in subsidiaries		(20,813)	-	-
Acquisition of subsidiaries		(4,403)	(32,045)	(10,208)
Funds from the sale of investment	28	-	502,894	-
Additions to property, plant and equipment and intangible assets		(231,201)	(158,023)	(197,403)
Increase in short-term investments		-	-	(253,265)
Net cash (used in) provided by investing activities		(256,417)	312,826	(460,876)

CASH FLOW FROM FINANCING ACTIVITIES
Financing - lease transactions	12	(401)	(633)	(1,630)
Capital increase through share subscription	20.a)	-	65,825	-
Capital reduction		-	(1)	-
Treasury shares	20.e)	(69,228)	-	-
Dividends paid	20.b)	(1,204,517)	(1,368,641)	(699,654)
Net cash used in financing activities		(1,274,146)	(1,303,450)	(701,284)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(557,877)	76,933	(6,257)

CASH AND CASH EQUIVALENTS (*)
Closing balance		514,280	1,072,157	29,007
Opening balance		1,072,157	995,224	35,264

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(557,877)	76,933	(6,257)

(*) Cash and cash equivalents and highly liquid short-term investments subject to immaterial risk of change in value.

The accompanying notes are an integral part of these financial statements.

CIELO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF VALUE ADDED
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

	Note	2009	2008	2007
REVENUES
Sales of services, net		3,444,921	2,875,466	2,402,220
Loss from equipment rental		(14,753)	(9,721)	(12,175)
Other operating income (expenses)		-	355,468	(1,027)
		3,430,168	3,221,213	2,389,018
INPUTS PURCHASED FROM THIRD PARTIES
Cost of services		(694,552)	(649,523)	(650,768)
Materials, electric power, outside services and other		(197,668)	(202,266)	(194,557)
Other operating expenses, net		(64,669)	-	-
Gains (losses) on the realization of assets, net		14,637	(20,646)	(17,846)
		(942,252)	(872,435)	(863,171)

GROSS VALUE ADDED		2,487,916	2,348,778	1,525,847

RETENTIONS
Depreciation and amortization		(150,702)	(134,903)	(132,439)

NET VALUE ADDED		2,337,214	2,213,875	1,393,408

VALUE ADDED RECEIVED IN TRANSFER
	27
Financial income including exchange rate change, net		284,538	171,740	127,826
		284,538	171,740	127,826

VALUE ADDED FOR DISTRIBUTION		2,621,752	2,385,615	1,521,234
DISTRIBUTION OF VALUE ADDED
Employees and payroll charges		(163,728)	(134,458)	(107,725)
Profit sharing		(29,205)	(18,769)	(13,446)
Taxes, contributions and fees		(826,659)	(768,896)	(434,439)
Accrued interest and rentals		(68,366)	(69,649)	(71,491)
Legal reserve		-	(169)	-
	20.b)
Dividends paid		(661,532)	(850,689)	(376,181)
	20.b)
Proposed dividends		(105,365)	(542,985)	-
	20.d)
Earnings retention		(766,897)	-	(517,952)
VALUE ADDED DISTRIBUTED		(2,621,752)	(2,385,615)	(1,521,234)

The accompanying notes are an integral part of these financial statements.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

1. OPERATIONS

Companhia Brasileira de Meios de Pagamento is a private-sector publicly-held company, whose name was changed to Cielo S.A. (the “Company”) as approved at the Extraordinary Shareholders’ Meeting held on December 14, 2009, was established on November 23, 1995 and is primarily engaged in providing services related to credit and debit cards and other payment methods, as well as providing related services, such as rental, installation and maintenance of Point of Sales - POS equipment, and data capture and processing of electronic and manual transactions.

On January 23, 2003, the Company opened a branch in Grand Cayman, Cayman Islands for the specific purpose of conducting abroad receivables securitizations for receivables denominated in foreign currency (notes 7, 19 and 23).

The operations of the Company’s direct, indirect subsidiaries and jointly-owned investees are as follows:

Subsidiaries:

• Servinet Serviços Ltda. (“Servinet”) - engaged in the provision of maintenance and contacts with merchants and service providers for acceptance of credit and debit cards and other payment methods; installation and maintenance of POS equipment for data capture and processing of transactions with credit and debit cards and other payment methods; development of related activities in the service segment that are of interest to Servinet; and holding investments in other companies.

• Servrede Serviços S.A. (“Servrede”) - engaged in the provision of network technology management services, including data transmission, corporate solutions, private communication systems and electronic payment systems, in addition to application and data center services, development of other related activities in the service segment that are of interest to Servrede, and holding investments in other companies. Servrede remains dormant as of December 31, 2009.

• CBGS - Gestão e Processamento de Informações de Saúde Ltda. (“CBGS Ltda.”) -engaged in the provision of electronic network interconnection services between health operators and medical and hospital service providers (such as hospitals, clinics and laboratories) and any other health system agents, based on a single technological platform; services of digitization and automation of processes, issuance of cards, call center services and other solutions; card reading and nonfinancial transactions routing services; lease or sale of card readers, other computer-based equipment used for providing its services and technical assistance; and holding investments in other companies.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

In November 2009, CBGS Ltda. was legally merged into CBGS, its jointly-owned subsidiary at the time, based on a book value appraisal report as of October 31, 2009, prepared by independent appraisers. Legally merged assets and liabilities were as follows:

Assets:
Current assets	2,573
Noncurrent assets	42,689
Other	5,700
Total assets	50,962

Liabilities:
Current liabilities	193
Noncurrent liabilities	575
Shareholders’ equity	50,194
Total liabilities and shareholders’ equity	50,962

Indirect subsidiaries:

• Companhia Brasileira de Gestão de Serviços (“CBGS”) - was engaged in the provision of electronic network interconnection services and other related services between health operators and medical and hospital service providers (such as hospitals, clinics and laboratories), any other private health system agents, pharmaceutical industries, laboratories, distributors, wholesalers, similar companies, policyholders, corporate members of health plans, drugstores, etc., and insurers based on a technology platform; and holding investments in other local or foreign companies.

In December 2009, CBGS was merged by Orizon, its jointly-owned subsidiary at the time, based on a book value appraisal report as of November 30, 2009, prepared by independent appraisers. Legally merged assets and liabilities were as follows:

Assets:
Current assets	17,618
Noncurrent assets	59,236
Total assets	76,854

Liabilities:
Current liabilities	957
Noncurrent liabilities	513
Shareholders’ equity	75,384
Total liabilities and shareholders’ equity	76,854

• Orizon Brasil Processamento de Informações de Saúde Ltda. (“Orizon”), currently Companhia Brasileira de Gestão de Serviços - engaged in the provision of consulting and data processing services to medical companies in general; management of back office services for health operators in general; electronic network interconnection services between health operators and medical and hospital service providers (such as hospitals, clinics and laboratories), and other health system agents and drugstores, based on a single technology platform; scanning and process automation services, cards issuance, call center services and other solutions; card reading and nonfinancial transactions routing services; lease or sale of card readers, other computer-based equipment and systems used for providing its services and equipment technical assistance; and holding investments in local or foreign companies.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

• Dativa Conectividade em Saúde Ltda. (“Dativa”) - was engaged in the provision of electronic network interconnection services for the exchange of information between private health care plans and health, medical and hospital service providers, and any other private health system agents; software development and licensing, including its distribution; and provision of any type of research and development services.

Dativa was merged by Orizon pursuant to the merger agreement of May 29, 2008. The purpose of the merger is the administrative, commercial and financial integration of these companies, with reduction of their operating, administrative and financial costs.

The merged net assets as of April 30, 2008 are as follows:

Assets:
Current assets	1,828
Noncurrent assets	288
Total assets	2,116

Liabilities-
Current liabilities	1,153
Shareholders’ equity	963
Total liabilities and shareholders’ equity	2,116

• Prevsaúde Comercial de Produtos e de Benefícios de Farmácia Ltda. (“Prevsaúde”) -engaged in the provision of medicine benefit services to corporate clients, healthcare plans, public clients, and large laboratories. Prevsaúde manages the relationship of its clients’ employees with drugstores, doctors and the contracting company itself.

• Precisa Comercialização de Medicamentos Ltda. (“Precisa”) - engaged in the sale of medicines in general, focused on health prevention and maintenance, with a scheduled delivery system. Precisa is a “drugstore” focused on the distribution of medicines to Prevsaúde’s clients, especially chronic patients. It is responsible for delivering medicines regularly administered to Prevsaúde’s clients with chronicle diseases, such as diabetes, cancer and heart and blood pressure conditions. It allows monitoring of the delivery and use of medicines, increasing the treatment’s effectiveness.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

Restructuring of subsidiaries - Health Project

Pursuant to the Shareholders’ Agreement, corporate resolutions and new investments require the approval of the majority of the shareholders; accordingly, CBGS was classified as a jointly-owned subsidiary and its financial statements have been consolidated proportionally to the Company’s indirect interest in CBGS’ capital.

On March 16, 2009, indirect subsidiary CBGS acquired all the shares of Prevsaúde and Precisa. The prices of these acquisitions were R$9,000 and R$1,000, respectively, according to the business appraisal report issued by an independent company. The difference between the book value and the amount paid of R$7,372 and R$3,381, respectively, was recorded by the indirect subsidiary CBGS as goodwill on the acquisition of investments and is based on the expected future earnings of these indirect subsidiaries. These acquisitions are in line with the Company’s strategy of expanding its business in the health segment.

In November 2009, direct subsidiary CBGS Ltda. was merged by indirect subsidiary CBGS and, on December 1, 2009, CBGS was merged by Orizon.

As a result of the mergers, all the operations of the merged companies were transferred to the acquirers, which will succeed the merged companies in all their assets, rights and obligations, for all legal purposes and with no interruptions, with the consequent termination of the merged companies.

2. PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements are responsibility of the Management of the Company and have been prepared in accordance with accounting practices adopted in Brazil, which encompass Corporate Law, pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (CPC), and standards issued by the Brazilian Securities and Exchange Commission (CVM).

The consolidated financial statements prepared by the Company for statutory purposes, which include the stand-alone financial statements of Cielo S.A., were filed with the CVM on February, 4 2010. The financial statements presented herein do not include the parent company's stand-alone financial statements and are not intended to be used for statutory purposes.

3. SIGNIFICANT ACCOUNTING PRACTICES

The significant accounting practices adopted by the Company and its subsidiaries are as follows:

a) Revenue and expense recognition

Revenues and expenses are recognized on the accrual basis. Revenues from credit and debit card transactions are recognized when transactions are processed. Revenues from credit card transactions payable in installments are recognized in income when each installment is processed. Revenues from services to associates and merchants are recognized when the service is provided. Revenues from the advance transfer to merchants are recognized on the settlement of the scheduled payments.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

b) Cash and cash equivalents

Include cash, bank accounts and highly-liquid short-term investments with low risk of variation in their fair value.

c) Current and noncurrent assets

Stated at realizable values, plus income, inflation adjustments and exchange rate variations earned through to the balance sheet dates and adjusted, when applicable, to market or realizable values.

d) Investments

Investments in subsidiaries are accounted for under the equity method, as shown in note 9. Other investments are stated at cost.

e) Property, plant and equipment

Stated at historical cost, less depreciation, except for land, which is not depreciated. Depreciation is calculated under the straight-line method, based upon the estimated useful lives of the assets.

Subsequent costs are added to the residual value of property, plant and equipment or recognized as a specific item, as appropriate, only if the economic benefits associated to these items are probable and the amounts can be reliably measured. The residual balance of the replaced item is written off. Other repairs and maintenance are recognized directly in income for the year when incurred.

The residual value and useful lives of the assets are reviewed and adjusted, if necessary, at the year end.

The residual value of property, plant and equipment is written off immediately at their recoverable value when the residual balance exceeds the recoverable value.

f) Intangible assets

Stated at acquisition cost, less amortization calculated under the straight-line method at the rates mentioned in note 11. Intangible assets are amortized taking into consideration their effective use as they have defined useful lives and are amortized on a monthly basis. The residual value of intangible assets is written off immediately at their recoverable value when the residual balance exceeds the recoverable value.

Since January 1, 2009, goodwill is no longer amortized, but tested for impairment pursuant to CPC 01.

g) Allowance for impairment of long-lived assets

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

Management reviews the carrying amount of long-lived assets, especially property, plant and equipment and intangible assets, to be held and used in the Company’s operations, to determine and assess possible impairment on a periodic basis or whenever events or changes in circumstances indicate that the book value of an asset or group of assets might not be recovered.

Analyses are performed in order to identify circumstances that could require testing long-lived assets for impairment and measure potential impairment losses. Assets are grouped and tested for impairment based on expected future discounted cash flows over the estimated remaining useful lives of the assets. In this case, an impairment loss would be recognized based on the amount by which the carrying amount exceeds the probable recoverable value of a long-lived asset. The probable recoverable value of an asset is determined as the higher of: (a) fair value of assets less estimated cost to sell, and (b) its value in use, which is equal to the present value of discounted cash flows derived from the asset or cash generating unit.

As of December 31, 2009, no events that would change the initial projections as to the expected recovery of intangible assets in operations were identified and, therefore, no allowance for losses was recorded in the financial statements.

h) Current and noncurrent liabilities

Stated at known or estimated amounts, plus charges, inflation adjustment and exchange rate variation incurred through the balance sheet dates, when applicable.

i) Receivables from card-issuing banks and payables to merchants

Refer to transactions carried out by the holders of credit cards, consisting of receivables from card-issuing banks less interchange fees and payables to merchants less processing fees (discount rate), both with maturities of less than one year.

j) Provisions

Recognized when an entity has a present obligation (legal or constructive) as a result of a past event, with probable outflow of resources, and the amount of the obligation can be reliably estimated or calculated.

The amount recognized as a provision is the best estimate of the settlement amount at the end of the reporting period, considering the risks and uncertainties related to the obligation. When the economic benefit required to settle a provision is expected to be received from third parties, this amount receivable is recorded as an asset, when reimbursement is virtually certain.

Provisions recognized by the Company refer to lawsuits arising in the normal course of business, filed by third parties or former employees. These contingencies are assessed by the Management of the Company and its subsidiaries and their legal counsel, using criteria that allow their proper measurement, despite the uncertainty concerning their period and amount.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

Provisions for tax lawsuits are recorded based on the total taxes under legal dispute, plus inflation adjustment and late payment interest incurred through the balance sheet dates.

k) Income tax and social contribution

     Income tax was calculated at the rate of 15%, plus a 10% surtax on annual taxable income exceeding R$240. Social contribution was calculated at the rate of 9% on adjusted net income. Deferred income tax and social contribution were calculated on temporary differences existing at the balance sheet dates and are only recognized to the extent that it is probable that future taxable income will allow the temporary differences to be recovered. l) Adjustment to present value

The adjustment to present value of prepayment of receivables transactions, which are recorded under “Trade accounts receivable” of the Company, and subject to fixed interest rates, was calculated based on the unelapsed terms and using the contracted rates of the transaction. This adjustment is recorded as a contra entry to “Expenses from adjustment to present value” (see notes 6 and 27).

m) Foreign currency

Monetary assets and monetary liabilities denominated in foreign currencies were translated into Brazilian reais at the exchange rate in effect at the balance sheet dates, and currency translation differences were recorded in the statements of income.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

n) Use of estimates

The preparation of financial statements requires the Management of the Company and its subsidiaries to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities at the reporting date, and the reported amounts of revenues and expenses during the reporting period. Significant assets and liabilities subject to these estimates and assumptions include the net book value of property, plant and equipment, allowance for doubtful accounts (lease of POS equipment), deferred tax assets, and reserve for contingencies. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates. The Company and its subsidiaries review estimates and assumptions annually.

o) Share-based compensation

The Company offers a stock option plan to its officers and executives, and the officers and executives of its subsidiary Servinet. Options are priced at fair value on the grant date of the plans and are recognized on a straight-line basis as a contra entry to shareholders’ equity. On the reporting date, the Company reviews its estimates of the number of vested options based on the plan’s terms and conditions and recognizes the impact of the revision of initial estimates, if any, in the statement of income, as a contra entry to shareholders’ equity, according to the criteria set out in CVM Resolution 562/08, which requires the application of CPC 10 - Share-based Payments.

p) Cash flows

Pursuant to CVM Resolution 547/08, which addresses the statement of cash flows, the Company, which regularly disclosed its statements of cash flows in accordance with Accounting Standard and Procedure (NPC) 20 issued by the Brazilian Institute of Independent Auditors (IBRACON), elected to disclose these statements in these financial statements in accordance with said Resolution. For purposes of comparability with the current periods, reclassifications were made to year ended 2008.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements include the account balances of the Company (parent company), its subsidiaries Servinet, Servrede and CBGS Ltda. (until October 31, 2009) and jointly-owned subsidiaries CBGS (until November 30, 2009), Orizon, former Polimed, Dativa (until May 29, 2008), Prevsaúde and Precisa (starting February 28, 2009). In the preparation of the consolidated financial statements, intercompany balances and transactions have been eliminated.

The assets, liabilities, income and expenses of jointly-owned subsidiaries CBGS (merged on November 30, 2009) Orizon, Dativa (merged on May 29, 2008), Prevsaúde and Precisa have

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

been included proportionally to the Company’s interest in their capital.

As mentioned in note 21, the translation into Brazilian reais of the financial statements of the Grand Cayman branch, originally prepared in U.S. dollars, was based on the exchange rate prevailing at the balance sheet dates.

5. CASH AND CASH EQUIVALENTS

	2009	2008

Cash and banks:
Local currency	1,945	8,184
Foreign currency	12,456	6,513
Short-term investments:
Debentures purchase under agreements to resale (a)	58,085	616,653
Bank certificates of deposit (CDBs) (a)	439,479	436,381
Money Market Deposit Account (MMDA) (b)	2,315	4,426
Other short-term invests	2,315	4,426
Total	514,280	1,072,157

Cash and banks consist of cash fund and cash available in bank accounts in Brazil and abroad, derived primarily from deposits made by card-issuing banks. Such amounts are used to settle transactions with merchants.

Short-term investments have the following characteristics:

(a) The yield of debentures and CDBs for the years ended December 31, 2009 and 2008 was, on average, 102.4% and 103.1% of the interbank deposit rate (CDI), respectively.

(b) The funds invested abroad (New York - USA) in MMDA earn yield at a fixed rate of 0.1% per year.

These short-term investments are highly liquid and their fair values do not differ materially from their carrying amounts.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

6. TRADE ACCOUNTS RECEIVABLE

	2009	2008

Prepayment of receivables (a)	1,164,376	146,643
Bank account blocking (b)	2,333	6,051
Provision of electronic network interconnection services
between health operators (c)	4,534	3,943
Companhia Brasileira de Soluções e Serviços - CBSS (d)	3,351	3,353
Other receivables	4,190	2,953
Total	1,178,784	162,943

(a) On September 1, 2008 and January 5, 2009, the Company started to provide prepayment services of receivables in cash and in installments, respectively, to affiliated merchants. As of December 31, 2009, the balance corresponds to prepayment of receivables transactions receivable from the card-issuing banks within up to 360 days after the date receivables are prepaid to merchants. As of December 31, 2009, this amount is net of the adjustment to present value of related charges in the amount of R$35,266, charged to “Expenses from adjustment to present value” (see note 27).

The ten largest merchants that prepaid receivables accounted for 27.5% of the total revenue for the year ended December 31, 2009.

(b) The Company offers card-issuing banks bank account blocking services, upon prior approval from merchants to block any transfer of receivables from such merchants to another bank. For these services, the Company receives a commission, which is paid in the subsequent month to the request of the bank account blocking by the card-issuing banks.

(c) Receivables from the jointly-owned subsidiary Orizon arising from the provision of electronic network interconnection services, based on a single technology platform, for exchange of information between health operators and medical and hospital service providers, and any other health system agents and drugstores.

(d) Receivables from CBSS (entity under the joint control) arising on the provision of transportation and meal tickets card capture and processing services.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

The aging of “Trade accounts receivable” account is as follows:

	2009	2008

Current	1,175,302	160,997
Past-due up to 45 days	3,482	1,946
	1,178,784	162,943

7. RECEIVABLES - SECURITIZATION ABROAD

Refer to receivables from Banco Bradesco S.A. and Banco do Brasil S.A., contracted in July 2003, in the amount of US$500 million, divided into US$100 million and US$400 million, respectively, with interest rates of 4.777% and 5.911% per year, for quarterly payments over a period of eight years and a grace period of two years.

As of December 31, 2009, the principal receivable from Banco Bradesco S.A. and Banco do Brasil S.A. is R$206,295 (R$484,979 as of December 31, 2008).

The balances receivable were segregated into current and noncurrent according to the flow of receipts, i.e., R$163,850 (R$207,979 as of December 31, 2008) and R$42,445 (R$277,000 as of December 31, 2008), respectively.

Interest is received and paid in advance, on a quarterly basis, and recorded under “Interest receivable - securitization abroad” and “Interest payable - securitization abroad”, in the amount of R$2,914 (R$6,341 as of December 31, 2008).

These receivables were contracted at the same rates and terms as the Company’s obligation to Brazilian Merchant Voucher Receivables Limited, a special purpose entity established in Grand Cayman (note 19).

The long-term portion as of December 31, 2009 will be fully settled in 2011.

8. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred income tax and social contribution arise from temporary differences mainly due to temporarily nondeductible provisions, and are recorded in current and noncurrent assets according to their expected realization.

Deferred income tax and social contribution reflect the tax effects attributable to temporary differences between the tax base of assets and liabilities and their reported amounts in the financial statements. Reported amounts are monthly reviewed.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

Deferred income tax and social contribution as of December 31, 2009 and 2008 are as follows:

	Income tax		Social contribution
	2009	2008	2009	2008

Temporary differences:
Reserve for contingencies	124,338	97,311	44,762	35,032
Provision for sundry expenses	27,949	24,445	10,065	8,800
Adjustment to present value of prepayment of receivables	8,816	-	3,174	-
Allowance for losses on POS equipment	713	1,133	257	408
Allowance for losses on deferred expenses	1,416	1,668	510	601
Tax benefits on merged goodwill	9,949	-	3,583	-
Total	173,181	124,557	62,351	44,841

Current	42,863	27,245	15,436	9,809
Noncurrent	130,318	97,312	46,915	35,032

Management believes that the deferred assets arising from temporary differences will be realized in proportion to the final resolution of lawsuits and related events. The expected realization of deferred income tax and social contribution is as follows:

2010	58,299
2014	177,233
235,532

9. INVESTMENTS

	2009	2008

Other investments	214	174
Total	214	174

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

Main information about subsidiaries

		Net
	Shareholders	income	Ownership Interes - %		Equity in subsidiaries		Investments Company
	equity	(loss)	2009	2008	2009	2008	2009	2008

Direct subsidiaries:
Servinet	4,096	3,401	99.99	99.99	3,401	3,679	4,096	28,500
CBGS Ltda. (a) and (d)	31,749	(12,900)	99.99	99.99	(1,836)	(70,017)	-	18,324
Servrede	(4)	(72)	99.99	99.99	(72)	17	(4)	2
CBGS (b), (c) and (d)	75,384	(36,368)	40.95	-	312	-	24,989	-
Total					1,805	(66,321)	29,081	46,826

Indirectly jointly-owned subsidiaries:
Orizon (c)	18,724	1,007	40.95
Prevsaúde (c)	1,854	839	40.95
Precisa (c)	2,467	34	40.95

(a) In November 2009, the direct subsidiary CBGS Ltda. was legally merged into the indirect subsidiary CBGS.
(b) The amount of R$5,880 is not reflected in the investment because it refers to the unrealized gain on capital contribution with goodwill, initially reflected in direct subsidiary CBGS Ltda. and transferred to the subsidiary CBGS as a result of the merger.
(c) Based on the financial statements as of November 30, 2009 of the subsidiaries.
(d) In the calculation of equity in earnings (losses) of subsidiaries CBGS Ltda. and CBGS, the effects of the provision for the maintenance of shareholders’ equity integrity (PMIPL), totaling R$11,064 and R$15,205, respectively, were eliminated from those companies’ income (losses) as the goodwill originally recorded in those financial statements was re-recognized by the parent company, pursuant to CVM Instructions 319/99 and 349/01, since the mergers carried out in 2009 do not affect the economic substance of goodwill.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

10. PROPERTY, PLANT AND EQUIPMENT

	Annual		2009		2008
	depreciation		Accumulated
	rate - %	Cost	depreciation	Net	Net

POS equipment (*)	33	693,860	(422,466)	271,394	186,645
Data processing equipment	20	27,214	(18,043)	9,171	8,082
Machinery and equipment	10	68,612	(64,814)	3,798	7,177
Facilities	10	17,080	(9,893)	7,187	7,324
Furniture and fixtures	10	6,584	(2,999)	3,585	3,638
Vehicles	20	1,198	(212)	986	429
Total		814,548	(518,427)	296,121	213,295

(*) As of December 31, 2009 and 2008, obsolescence reserves for POS equipment were recorded in the amounts of R$2,851 and R$520, respectively, as a reduction of the account.

Changes in property, plant and equipment for the year ended December 31, 2009 are as follows:

	2008	Additions	Write-offs	Depreciation	2009

POS equipment	186,645	215,722	(6,162)	(124,811)	271,394
Data processing equipment	8,082	4,739	(100)	(3,550)	9,171
Machinery and equipment	7,177	2,861	(47)	(6,193)	3,798
Facilities	7,324	1,531	(454)	(1,214)	7,187
Furniture and fixtures	3,638	898	(287)	(664)	3,585
Vehicles	429	915	(147)	(211)	986
Total	213,295	226,666	(7,197)	(136,643)	296,121

As of December 31, 2009 and 2008, property, plant and equipment arising from finance lease transactions are represented only by assets classified as data processing equipment in the net amounts of R$6,203. Average term of depreciation for this equipment is approximately three years. The depreciation of IT equipment purchased through lease transactions for the years ended December 31, 2009 and 2008, recorded under “General and administrative expenses”, amount to R$4,112.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

11. INTANGIBLE ASSETS

	Annual	2009	2008
	amortization
	rate - %	Net	Net

Software (a)	20	27,805	35,928
Project development (b)	20	13,479	19,820
Project in progress (a)
Other
Allowance for losses on projects (c)		-	(6,673)
		41,284	49,075

Goodwill on acquisition of investments (d)		30,672	39,801
Allowance for losses on goodwill in subsidiaries		(16,126)	(16,126)
Provision for unrealized gain on capital contribution with goodwill (e)		(5,880)	(5,880)
		8,666	17,795
Total		49,950	66,870

(a) Refers to items purchased from third parties and used to provide data and business transactions processing services to customers. There is no individually material software as of December 31, 2009.
(b) Refers to costs on development of new products and services for purposes of increasing sales and revenue of the Company and its subsidiaries.
(c) Refers to the allowance for losses related to costs on development of projects and software of jointly--owned subsidiary Orizon.
(d) Corresponds to the goodwill arising on the acquisition of subsidiaries, recognized by the direct and indirect subsidiaries in October and December 2009 after the recognition of the provision for the maintenance of shareholders’ equity integrity by the parent company, pursuant to CVM Instruction 349/01.
(e) Refers to the unrealized gain on capital contribution with goodwill, initially reflected in direct subsidiary CBGS Ltda. and transferred to the subsidiary CBGS as a result of the merger.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

Changes in intangible assets for the year ended December 31, 2009 are as follows:

			Write-
	2008	Additions	offs	Reclassification	Amortization	2009
				(*)

Software	35,928	4,457	(74)	-	(12,506)	27,805
Project development	19,820	1,888	(3)	(6,673)	(1,553)	13,479
Allowance for losses
on projects	(6,673)	-	-	6,673	-	-
Goodwill on acquisition
of investments	39,801	4,403	-	(13,532)	-	30,672
Allowance for losses
on goodwill in
subsidiaries	(16,126)	-	-	-	-	(16,126)
Provision for unrealized
gain on capital
contribution with
goodwill	(5,880)	-	-	-	-	(5,880)
Total	66,870	10,748	(77)	(13,532)	(14,059)	49,950

(*) The net balance of R$13,532 corresponds to the goodwill tax benefit resulting from the legally merged subsidiaries, reclassified from intangible assets to current and noncurrent assets, according to the estimated realization of related tax benefits.

a) Goodwill on acquisition of investments

On January 2, 2008, CBGS Ltda. subscribed 693,480 new common shares without par value of jointly-owned subsidiary CBGS, for R$139,045. As a result of this issuance, the subsidiary CBGS Ltda. recorded a share premium of R$16,764, net of the allowance for losses and amortization incurred through December 31, 2008.

As part of the payment, CBGS Ltda. delivered all the shares of Orizon and Dativa for R$71,691, transferring the goodwill on the acquisition of these subsidiaries in the amounts of R$47,145 and R$9,108, respectively, net of amortization incurred through the transaction date.

At the time of the merger of the subsidiaries CBGS Ltda. and CBGS, provisions of R$11,064 and R$15,205, respectively, equivalent to 66% of goodwill recorded on the respective merger dates, were recognized pursuant to CVM Instructions 319/99 and 349/01. As a result of the maintenance of the goodwill substance in the parent company, said goodwill was re-recognized in Company’s books as a contra entry to “Other operating (expenses) income, net”.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

The R$13,532 tax benefit expected as a result of goodwill amortization is recorded in the consolidated financial statements under “Deferred income tax and social contribution” in current and noncurrent assets according to the realization periods.

The breakdown of goodwill as of December 31, 2009 is as follows:

CBGS Ltda.	11,064
Orizon	12,742
Dativa	2,463
Prevsaúde	3,019
Precisa	1,384
Total	30,672

As mentioned in note 1, on March 16, 2009, the indirect subsidiary CBGS acquired all the shares of Prevsaúde and Precisa. The investment recorded by CBGS includes a share premium in the amount of R$10,753, recorded as goodwill. This goodwill is based on expected future earnings of the companies based on the increase in operations expected for the coming years.

b) Sale of investments in Visa Inc.

On May 18, 2008, Visa Inc. concluded it corporate restructuring process. The result of this restructuring, intended to adjust the ownership interest of the member companies according to the financial results generated for each of the five operational regions of Visa Inc., was the assignment of the shares held to the member companies of the Visa System.

On the same date and as a result of this process, the Company received as donation 11,990,744 shares at the price of US$0.0001 each, equivalent to approximately R$2, recorded under “Other investments” and “Other operating (expenses) income, net”

As mentioned in note 28 (a), on March 28, 2008 Visa Inc. redeemed, at the market price on that date, the equivalent to 6,737,060 shares, generating a capital gain of R$502,893.

On June 2, 2008, the remaining shares held by the Company, equivalent to 5,253,684 shares of Visa Inc., were delivered to shareholders at cost, through a capital reduction in the Company, as described in note 20.a).

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

12. FINANCING - LEASE TRANSACTIONS

As of December 31, 2009, the Company did not have operating lease balances payable, except for those described in note 24.a), which correspond to contingent payments recognized as expenses in the statement of income for the years then ended, and subleases.

13. MEMORANDUM ACCOUNTS

The amounts due by credit cardholders through the card-issuing banks and the amounts to be transferred to merchants are recorded in memorandum accounts. As of December 31, 2009, the balances are R$25,963,741 (R$20,767,459 as of December 31, 2008 and R$26,631,263 (R$21,255,087 as of December 31, 2008), respectively.

14. PAYABLES TO MERCHANTS

The balance of R$667,522 as of December 31, 2009 (R$487,628 as of December 31, 2008) corresponds to the difference between the amounts received from VISA cardholders through the card-issuing banks and the amounts to be transferred to merchants. In general, the period of collection from card-issuing banks is 27 days and the average period for payment to merchants is 30 days from the date of transaction. Therefore, the balance payable as of December 31, 2009 refers to a float of approximately 3 days.

15. TRADE ACCOUNTS PAYABLE

	2009	2008

Trade accounts payable	66,156	22,877
Accrued payments to suppliers	50,287	73,727
Total	116,443	96,604

16. TAXES PAYABLE

	2009	2008

Income tax and social contribution, net of prepayments	388,289	248,525
Service tax (ISS)	6,098	5,477
Withholding income tax (IRRF)	5,016	5,661
Tax on revenue (COFINS)	13,928	12,430
Tax on revenue (PIS)	3,051	2,798
Other taxes payable	563	175
Total	416,945	275,066

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

17. OTHER PAYABLES

	2009	2008

Current liabilities:
Accrual for sundry expenses	21,861	19,864
Amounts retained - Caixa Econômica Federal - CEF
Accrued vacation and related taxes	19,503	17,374
Employee and officer profit sharing	36,619	20,743
Other payables	2,058	8,545
Total	80,041	66,526

Noncurrent liabilities-
Amounts payable	233	740

18. PROVISION FOR CONTINGENT LIABILITIES

The Management of the Company and its subsidiaries, based on the opinions of their legal counsel, recognized a provision for contingent liabilities to cover losses on ongoing tax, labor and civil lawsuits, whose likelihood of an unfavorable outcome was assessed as probable.

The balance of the provision for contingent liabilities for the year ended December 31, 2009, company and consolidated, is as follows:

			Write-offs/	Inflation
	2008	Additions	reversals	adjustment	Payments	2009
		(a)	(b)		(c)

Tax	369,430	154,047	(21,400)	2,870	(20,501)	484,446
Civil	11,196	2,771	(2,102)	-	(497)	11,368
Labor	10,837	7,376	(2,446)	-	(3)	15,764
	391,463	164,194	(25,948)	2,870	(21,001)	511,578
Escrow deposits	(323,073)	(135,586)	3,367	-	-	(455,292)
Total	68,390	28,608	(22,581)	2,870	(21,001)	56,286

Current	-					-
Noncurrent	68,390					56,286

(a) Correspond basically to the increase in provision for contingent liabilities for the year ended December 31, 2009, related to suspended taxes, recorded as a contra entry to “General and administrative expenses” and “Other operating (expenses) income, net” in the statement of income.
(b) Basically represented by a reserve for tax contingencies in which the Company withdrew the lawsuits and included them in the federal tax installment program.
(c) Correspond basically to the full settlement at sight of the lawsuits included in the federal tax installment program.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

Labor and social security contingencies - consider the current stage of lawsuits in case of probable losses.

Civil contingencies - refer to frauds in credit card operating processes.

Tax contingencies - refer to differences in interpretation by tax authorities, especially regarding:

• PIS - increase in tax rate - since January 2003 the Company and its subsidiary Servinet are challenging in court the increase in PIS rate to 1.65%. As a result, the difference in the PIS rate under the cumulative and noncumulative calculation method is being recorded as reserve for contingencies since then. Escrow deposits are made for unpaid PIS amounts. As of December 31, 2009, the accrued balance is R$87,458 and the balance of escrow deposits is R$92,244. The lawsuit was filed by the Company with the 2nd Federal Court of São Bernardo do Campo. A final and unappealable decision was issued and the Company awaits the sentence execution. The lawsuit was filed by the subsidiary with the 7th Federal Court of São Paulo and is awaiting judgment of the appeal filed.

• COFINS - non-cumulative - in February 2004, the Company and its subsidiary Servinet filed an injunction to avoid payment of COFINS according to Law 10833/03 that requires the noncumulative calculation at the rate of 7.60%, and began to make escrow deposits for amounts determined monthly. As a result, the difference in the COFINS rate under the cumulative and noncumulative calculation method is being recorded as reserve for contingencies since then. Escrow deposits are made for unpaid COFINS amounts. As of December 31, 2009, the accrued balance is R$361,833 and the balance of escrow deposits is R$362,474. The lawsuit is awaiting judgment of the Federal Supreme Court.

• State VAT (ICMS) on imports - in 2003, through an injunction and defense against tax notifications regarding the customs clearance of POS equipment purchased abroad for its property, plant and equipment, the Company is seeking nonpayment of ICMS. As of December 31, 2009, the accrued balance is R$5,881 and the balance of escrow deposits is R$3,040. The lawsuits filed by the Company with the 1st, 3rd, 6th, 7th, 10th, 13th and 14th São Paulo State Finance Courts and the court records are awaiting judgment.

• Amazon Investment Fund (FINAM) - in 2007, the Company received a tax notification for calendar year 2002, fiscal year 2003. The Federal Revenue Service alleges that the Request for Review of Tax Incentive Issue Order (PERC) was not filed within the required deadline and, therefore, they do not recognize the portion of Corporate Income Tax (IRPJ) related to FINAM. The Company awaits the distribution of the Voluntary Appeal to the Panel of the Board of Tax Appeals. As of December 31, 2009, the accrued balance is R$11,080.

• IRRF - incentive cards - in 2008, the Company received a tax notification related to calendar year 2005. The Federal Revenue Service is claiming the credits arising from incentive marketing campaigns. The lawsuit is at the stage of administrative defense. As of December 31, 2009, the accrued balance is R$390.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

• Tax assessment notices on unidentified credits - on December 23, 2009, the Company received tax notifications related to calendar years 2004 through 2007 assessing deficiencies for the payment of IRRF, PIS, COFINS and CSLL. The Federal Revenue Service is claiming credits that were not identified in accessory obligations. This lawsuit is at the administrative defense stage, but, based on the legal counsel’s opinion, the Company recognized a reserve for contingencies of R$16,953.

The Company and its subsidiaries are challenging other interpretations of the law by tax authorities and, therefore, as of December 31, 2009, recognized reserves for contingencies in the amounts of R$851.

The Management of the Company and its subsidiaries, based on the opinion of their legal counsel, believes that the actual disbursement of the reserves for contingencies will not occur before 2014.

Additionally, as of December 31, 2009, the Company and its subsidiaries are parties to tax, civil and labor lawsuits assessed by their legal counsel as possible losses, for which no reserve was recorded, as follows:

Tax	117,816
Civil	124,041
Labor	16,269
Total	258,126

Civil contingencies refer basically to collection of transactions made through the Company’s system that were not transferred to merchants in view of noncompliance with clauses of the affiliation contract, and compensation for losses caused by transactions not transferred at that time.

Labor lawsuits, when started, are considered possible loss. Only after the court decision is issued, the lawsuits are reclassified to probable or remote loss, depending on the decision and based on the history of losses on similar labor lawsuits. In general, considering the history of losses, labor lawsuits are related to salary equalization, overtime, annual bonus, rights guaranteed by agreements between the employer and the labor union, recognition of employment relationship, tenure after occupational disease, and pain and suffering.

19. PAYABLES - SECURITIZATION ABROAD

Refer to the securitization transaction described in notes 1 and 7, representing the Company’s obligation to deliver receivables denominated in foreign currency that were generated or will be generated by the Company against Visa International Service Association, arising mainly from purchases of goods/services with VISA credit and debit cards at Brazilian merchant outlets by individuals residing and domiciled abroad, which were the subject matter of an agreement for assignment of future flow of receivables to Brazilian Merchant Voucher Receivables Limited, a special purpose company established in Grand Cayman, which issued securities in the international market, backed by receivables assigned by the Company.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

Pursuant to the indenture, Brazilian Merchant Voucher Receivables Limited will pay total obligations in connection with the securitization transaction with the flow of receivables in foreign currency from Visa International Services Association.

The amortization period of the amount recorded in noncurrent liabilities as of December 31, 2009 is until 2011 and the payment schedule of the long-term portion is the same as shown in note 7.

20. SHAREHOLDERS’ EQUITY

a) Capital and capital reserve

The Extraordinary Shareholders’ Meeting held on April 30, 2010 approved the capital increase of R$24,620, with no issuance of new shares.

Capital as of December 31, 2009, 2008 and 2007 is represented by 1,364,783,800 common shares, fully subscribed and paid in. As mentioned in item e) below, with the repurchase of 4,532,300 in 2009, the number of shares totaled 1,360,251,500 as of December 31, 2009.

On January 31, 2008, Caixa Econômica Federal exercised its share subscription right, by subscribing 7,690,493 shares for R$65,825, of which R$846 were recorded as capital increase and R$64,979 were recorded as capital reserve - share subscription premium.

The Extraordinary Shareholders’ Meeting held on June 2, 2008 approved the reduction of the Company’s capital by R$1. In exchange for this capital reduction, the 5,253,684 class “C” (Series I) common shares of Visa Inc. held by the Company were transferred. The shares of Visa Inc. were delivered to shareholders proportionally to their interests in the Company’s capital.

On June 25, 2008, the Company’s Board of Directors’ Meeting approved the issuance of 96,757 class “B” common shares, through the use of part of the authorized capital, which were subscribed by Caixa Econômica Federal, without any additional capital contribution.

The Extraordinary Shareholders’ Meeting held on August 25, 2008 approved the conversion of all the 332,391,900 class “B” common shares into class “A” common shares, in the same proportion; accordingly, the Company’s capital started to be represented by a single class of common shares without par value.

The Extraordinary Shareholders’ Meeting held on September 22, 2008 approved a 2-for-1 stock split of the Company’s common shares. As a result, the Company’s capital started to be represented by 1,364,783,800 registered common shares without par value.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

b) Dividends

Shareholders are entitled to a minimum dividend of 50% of income after the recognition of the legal reserve of 5% of the net income for the year until the reserve equals 20% of the capital. The allocation of any remaining balance of net income will be resolved at the Shareholders’ Meeting.

The Board of Directors’ Meeting held on January 28, 2009 approved the distribution of the balance of retained earnings, based on the balance sheet as of December 31, 2008, in the amount of R$542,985. This amount was paid to shareholders as dividends on February 27, 2009.

According to the minutes of the Board of Directors’ Meeting held on April 22, 2009, the distribution of profits earned in the quarter ended March 31, 2009 in the form of interim advanced amounting to R$333,199, was approved.

According to the minutes of the Board of Directors’ Meeting held on August 4, 2009, the distribution of profits earned in the quarter ended June 30, 2009, amounting to R$328,333, was approved.

As established in the Company’s bylaws and pursuant to CVM Resolution 601/09, which approves Technical Interpretation ICPC 08, the Company recorded dividends payables in the amount of R$105,365, which represents the mandatory minimum dividends, less interim dividends paid during the year ended December 31, 2009, in the amount of R$661,532.

c) Earnings reserve - legal

Recognized with amounts corresponding to 5% of annual net income, pursuant to article 193 of Law 6404/76, up to the limit of 20% of capital. The balance as of December 31, 2009 is R$15,076.

d) Earnings retention

The undistributed portion of net income, higher than mandatory minimum dividends, totaling R$766,897, was recorded under “Earnings retention”, as permitted by article 196 of Brazilian corporate law (Law 6404/76). The proposed allocation of net income will be presented by the Company’s Management at an Annual Shareholders’ Meeting.

e) Treasury shares

On November 23, 2009, the Company’s Board of Directors, in compliance with article 17 of its bylaws, article 30 of Law 6404/76, CVM Instruction 10/80, as subsequently amended, and CVM Instruction 358/02, and subsequently amended, approved the buyback of up to 6,000,000 common shares without par value, to be canceled, sold or held in treasury and, primarily, to meet the exercise of the options granted under the Company’s Stock Option Plan, with no capital reduction. The Company’s Management should define the number of shares that will be bought back, within the authorized limits, and the buyback timing.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

During the year ended December 31, 2009, share buybacks were as follows:

			Average cost -
Month	Quantity	Amount	R$ per share (*)

November	513,100	8,212	16.00
December	4,019,200	61,016	15.18
	4,532,300	69,228

(*) The highest and the lowest price paid in these buybacks were R$16.46 and R$13.83, respectively.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

21. RELATED-PARTY TRANSACTIONS

	2009							2008	2007
	Shareholders				Subsidiaries
	Banco Bradesco S.A	Banco do Brasil S.A.	Banco Santander S.A.
				Other	Servinet	Orizon	Total	Total	Total
Assets (liabilities):
Short-term investments (a)	58,885	281,694	111,238	47,812	-	-	499,629	1,030,395	942,486
Trade accounts receivable:
Fraud prevention services	144	154	137	54	-	-	489	1,007	489
Bank account blocking services	592	90	330	458	-	-	1,470	6,051	2,275
Receivables - securitization abroad (b)	115,863	93,346	-	-	-	-	209,209	491,320	523,179
Receivables from subsidiary	-	-	-	-	5	2,554	2,559	206	175
Payables to subsidiary	-	-	-	-	(6,324)	-	(6,324)	(10,398)	(9,089)
Other payables - affiliation commission and other	(393)	(396)	(136)	(190)	-	-	(1,115)	(2,165)	(2,004)

Income:
Income from short-term investments (a)	15,323	14,468	18,117	2,287	-	-	50,195	116,127	82,039
Revenue from fraud prevention services	1,752	2,108	1,322	2,889	-	-	8,071	6,684	5,402
Revenue from bank account blocking services	5,137	902	4,548	16,503	-	-	27,090	37,887	24,525
Income from services and lease of POS equipment	-	-	-	-	-	4,029	4,029	1,569	1,665
Expenses:
Other operating expenses - affiliation commission	(5,957)	(6,137)	(2,035)	(2,822)	-	-	(16,951)	(19,274)	(12,996)
Service agreement with Servinet (c)	-	-	-	-	(83,991)	-	(83,991)	(82,349)	(78,434)
Investment agreement with CBGS	-	-	-	-	-	-	-	(32,245)

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

	2009							2008	2007
	Shareholders				Subsidiaries
	Banco Bradesco S.A	Banco do Brasil S.A.	Banco Santander S.A.
				Other	Servinet	Orizon	Total	Total	Total
Agreement for the payment of incentive funds (d)	(2,470)	-	(2,018)	(5,180)	-	-	(9,668)	(18,386)	(9,357)
Collective corporate dental care and healthcare plan	(9,453)	-	-	-	-	-	(9,453)	(8,340)	(6,332)
Private pension contract (e)	(1,209)	(1,309)	(953)	-	-	-	(3,471)	(5,069)	(7,295)
Collective corporate life insurance contract	-	-	(817)	-	-	-	(817)	(659)

(a)The terms, charges and interest rates of short-term investments were agreed under conditions similar to those applicable to unrelated parties.
(b)See note 7.
(c)The Company engaged Servinet to provide POS equipment installation and maintenance service to merchants. The payment for the services provided is determined based on the costs incurred by Servinet when the service is provided, plus taxes and contributions and a payment margin.
(d)Payment of incentive to issuers according to the targets agreed related to the issue of Visa cards.
(e)See note 32.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

22. INCOME TAX AND SOCIAL CONTRIBUTION

The actual income tax and social contribution rate for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007

Income before income tax and social contribution	2,331,098	2,130,846	1,352,386
Income tax and social contribution at the rate of 34%	(792,573)	(724,488)	(459,811)
Permanent differences, net (*)	(4,731)	(12,515)	(8,638)
Income tax and social contribution	(797,304)	(737,003)	(468,449)

Current	(853,151)	(774,180)	(488,787)
Deferred	55,847	37,177	20,338

(*) Represented substantially by reserves for contingencies permanently nondeductible from the calculation of taxable income tax and social contribution basis.

23. FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required to interpret market data and then develop the most appropriate fair value estimates. Accordingly, estimates presented herein are not necessarily indicative of the amounts that could be realized in the market. The use of different market methodologies may have a material effect on the estimated fair values.

These instruments are managed through operating strategies, aimed at liquidity, profitability and security. The control policy consists in ongoing monitoring of contracted rates against market rates. The Company does not have transactions for speculative purposes, derivatives or any other risk assets.

a) The Company’s financial assets and financial liabilities refer to cash and cash equivalents, trade accounts receivable, receivables and payables from securitization abroad, payables to merchants, and trade accounts payable. The estimated fair values of financial instruments as of December 31, 2009 are as follows:

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

	Carrying	Fair
	amount	value

Cash and cash equivalents	514,280	514,280
Trade accounts receivable	1,178,784	1,178,784
Receivables - securitization abroad	209,209	215,110
Payables - securitization abroad	209,270	215,110
Trade accounts payable	116,443	116,443
Payables to merchants	667,522	667,522

The fair value of financial assets and short- and long-term financing was determined, when applicable, by using current interest rates available for transactions conducted under similar conditions and with similar maturity dates.

b) Credit risk

The Company has a tool to mitigate the credit risk of VISA card-issuing banks, in order to hedge against the risk of default by such banks.

This hedging tool consists in the commitment assumed by the VISA logo, pursuant to the international regulation, to guarantee the transfer to Company merchants of all sales made with VISA cards on the respective due dates in the event of default by an issuer.

The guarantee model implemented by the VISA logo, jointly with the Company, contemplates the provision of guarantees (collateral or bank guarantees) considering the credit risk of the issuer, sales volume with VISA cards and residual risk of default by cardholders. The provision of guarantees is mandatory for all issuers with credit risk and amounts are reviewed periodically by the VISA logo and by the Company. If the issuer does not provide the requested guarantees, it is not accepted as a system member or is disqualified as such.

The Company leases POS equipment to all affiliated merchants that do not have their own systems to capture transactions. The rent is deducted, on the due date, from the amount of transactions paid to merchants. However, the rent may not be received on the due date whenever there are no amounts payable to merchants. In these cases, the Company collects the rent through debit to future sales, bank account or outside collection agencies, and material losses on rent may be incurred.

Also, VISA cardholders can contest transactions made with credit cards within certain timeframes from the date of the transaction. For this purpose, the Company enters into an affiliate agreement with authorized merchants establishing all rules for acceptance of VISA cards at the point of sale. If transactions are contested by cardholders and the business establishment is no longer a VISA-affiliated merchant at the date of the contestation or has no amounts receivable from the Company, then collection will be made through debit to bank account or outside collection agencies and there may be losses to the Company.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

c) Risk of fraud

The Company uses a sophisticated antifraud system to monitor transactions with credit and debit cards, which detects and identifies suspected fraud at the time of the authorization and sends an alert message to the card-issuing bank for it to contact the cardholder.

d) Foreign exchange rate risk

Expenses incurred by foreigners in Brazil with VISA card are credited by Visa International Service Association to the Company on the next day, converted into U.S. dollars at the “buy PTAX” (average exchange rate for the U.S. dollar calculated at the end of each day) established by the Central Bank of Brazil (BACEN) on the date expenses were incurred.

The Company enters into forward exchange transactions for U.S. dollars to hedge against fluctuations in exchange rates.

There are no other material transactions in foreign currency that might cause a significant impact on the income or loss of the Company because of the effects of the volatility of the exchange rate on other assets and liabilities denominated in foreign currencies, principally the U.S. dollar.

As of December 31, 2009, the net exposure to foreign exchange rate risk, in thousands of U.S. dollars, is as follows:

Assets:
Cash and banks	7,148
Short-term investments	1,330
Receivables - securitization abroad	118,568
127,046

Liabilities:
Payables to merchants	(4,470)
Payables - securitization abroad	(118,568)
(123,038)
Short position in U.S. dollars	4,008

e) Interest rate risk

The Company’s results of operations are subject to significant fluctuations resulting from short-term investments with floating interest rates.

Pursuant to its financial policies, the Company has maintained its short-term investments at prime banks and has not entered into transactions with financial instruments for speculative purposes.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

f) Interest rate sensitivity analysis - short-term investments

The funds from the Company’s short-term investments are impacted by changes in interest rates, such as the CDI rate. As of December 31, 2009, assuming an increase or reduction of 25% and 50% in the interest rates, there would be an increase or decrease of approximately R$12,245 and R$24,490 in financial income, respectively. This amount was calculated considering the impact of hypothetical increases or decreases in interest rates on the average balance of short-term investments in 2009.

g) Derivatives

As of December 31, 2009 and during the year then ended, the Company had no derivative transactions. h) Financial instruments per category

December 31, 2009

Loans and receivables
Assets

Cash and cash equivalents	514,280
Trade accounts receivable	1,178,784
Receivables - securitization abroad	209,209
Total	1,902,273

Other financial
liabilities
Liabilities

Payables to merchants	667,522
Trade accounts payable	116,443
Payables - securitization abroad	209,270
Total	993,235

24. COMMITMENTS

The Company is engaged in the capture, transmission, processing and settlement of transactions with VISA credit and debit cards. To conduct said activities, the Company entered into the following agreements:

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

a) Lease agreements

As of December 31, 2009, future annual payments under lease agreements in effect are estimated as follows:

Year

2010	6,239
2011	6,551
Total	12,790

Most contracts specify a termination fine equivalent to three-month rent, and a partial return can be negotiated for each case.

b) Telecommunications, technology (transactions processing) and logistics services

As of December 31, 2009, future payments under telecommunications, technology and logistics service agreements in effect are estimated as follows:

Year

2010	391,472
2011	407,475
Total	798,947

Transactions capture and processing agreements stipulate termination fines in the amount of R$100,000. Telecommunications service agreements vary according to the operating demand and it is not possible to determine an average term, and are subject to an average termination fine of R$9,300. Logistics service agreements are in effect since June 2007, with a minimum period of 12 months and a termination fine of R$9,068.

c) Bank guarantees

As of December 31, 2009, based on agreements in effect, bank guarantees are composed of:

Type

Guarantee for card transactions	35
Guarantees for lease agreements (*)	504
Total	539

(*) Guarantee provided by financial institutions to secure the payment of property lease agreements.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

d) Other commitments

As discussed in note 1, the Company and its subsidiary CBGS Ltda. entered into an agreement for future capital increase, whereby the Company commits to contribute funds by January 2, 2010 in the amount of R$67,354. As of December 31, 2009, the balance was fully paid in and the adjustment of R$4,363 made in the year was recorded under “Financial expenses”.

25. EMPLOYEE AND MANAGEMENT PROFIT SHARING

The Company and its subsidiaries pay profit sharing to their employees and officers, subject to the achievement of operational goals and specific objectives, established and approved at the beginning of each year.

Employees and management profit sharing amounts for the years ended December 31, 2009 and 2008 were recorded under “Personnel expenses” in the statement of income, as follows:

	2009	2008

Employees	30,369	19,168
Management members	6,251	1,574
Total	36,620	20,742

In December 31, 2007 the total of employee and management profit sharing was R$ 17,409.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

26. MANAGEMENT AND OFFICER COMPENSATION

The Company’s Extraordinary Shareholders’ Meeting of April 13, 2009 set Management’s annual overall compensation at R$14,515.

	2009
	Compensation			Vested stock options
				Stock
				options	Exercise
	Fixed	Variable	Total	number	price
				(a)	(b)

Officers	4,114	3,338	7,452	1,611,700	12.80
Board of Directors	518	-	518	-	-
Total	4,632	3,338	7,970	1,611,700	12.80

(a) Refers to the number of vested options not exercised by December 31, 2009.
(b) Refers to the weighted-average exercise price of the options at the time they were granted.

27. FINANCIAL INCOME (EXPENSES)

	2009	2008	2007

Financial income:
Income from short-term investments	50,218	116,127	84,836
Interest on postponed receivables	3,742	7,663	1,574
Interest - securitization abroad	22,208	28,804	39,534
Reversal of contingencies’ fine and interest	4,490	-	-
Reversal of fine and interest on the federal tax installment program (a)	17,712	-	-
Other	1,381	811	436
	99,751	153,405	126,380
Financial expenses:
Interest - securitization abroad	(22,208)	(28,804)	(39,534)
Late payment interest and fines	(12,206)	(8,129)	(7,103)
Contingencies’ fine and interest	(2,830)	-	-
Fine and interest on the federal tax installment program (a)	(11,103)	-	-
Interest payable	(2,995)	(21,105)	-
Other	(5,177)	(1,837)	(6,038)
	(56,519)	(59,875)	(52,675)

Income from prepayment of receivables	218,150	17,388	-

Expenses from adjustment to present value-

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

	2009	2008	2007
Adjustment to present value of receivables (b)	(35,266)	-	-
Exchange rate variation, net (c)	1,903	947	1,446
Total	228,019	111,865	75,151

(a) See note 29.

(b) As described in note 6.(a), the adjustment to present value recorded in the financial statements was calculated on receivables prepayments. The assumptions adopted for the calculation are as follows:

• Interest rates used are those contracted for the transactions of up to 4.2% per month.

• Calculations were carried out separately, discounting cash flows for each recorded receivable.

The Company’s Management recognized the adjustment to present value of accounts receivable balance in view of the materiality of values adjusted, of interest rates and transaction terms.

(c) Arises basically from the receivables securitization abroad transaction and gains and losses originally denominated in foreign currency, represented by income in the amount of R$126,625 (R$391,812 as of December 31, 2008) and expenses in the amount of R$124,722 (R$390,865 as of December 31, 2008).

28. OTHER OPERATING (EXPENSES) INCOME, NET

Represented by:

	2009	2008	2007

Capital gain on sale of shares (a)	-	502,894	-
Capital gain on sale of ownership interest (b)	-	12,848	-
Write-off of discontinued projects (c)	-	(79,430)	-
Fine on termination of agreement with service provider (d)	(30,992)	-	-
Write-off of goodwill in subsidiary (e)	(20,813)	(39,116)	-
Allowance for losses on investment in jointly-owned subsidiary (f)	-	(16,126)	-
Write-off of uncollectible credits	(15,461)	(12,967)	(12,175)
Reserve for contingencies	(15,496)	(6,217)	(12,200)
Federal tax installment program	(2,088)	-	-
Loss on the merger of CBGS Ltda.	(4,431)	-	-
Allowance for losses on inactive POS equipment	(2,331)	(520)	-
Other operating income (expenses)	26,827	(36,265)	(2,673)
Total	(64,785)	325,101	(31,048)

(a) As mentioned in note 11.b), corresponds to the capital gain generated on the redemption of 6,737,060 shares by Visa Inc. on March 18, 2008.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

(b) Refers to the capital gain earned by the subsidiary CBGS Ltda. on the sale of all its ownership interest in Orizon, as mentioned in note 1.

(c) As of June 30, 2008, the Company decided to write off assets previously classified as deferred charges due to the nongeneration of earnings.

(d) Refers to the fine imposed on the termination of agreement with a service provider.

(e) Refers to capital contributions made by the Company and its subsidiary CBGS Ltda. to CBGS that exceed expected realization of goodwill. As a result, it was charged directly to income for the year ended December 31, 2009.

(f) As discussed in note 11, on December 31, 2008, the Company’s Management decided to review the estimated realization of existing goodwill on that date, wrote off part of the goodwill from CBGS Ltda. and recorded a provision for loss on its share in CBGS’ goodwill.

29. FEDERAL TAX INSTALLMENT PROGRAM

Law 11.941, enacted on May 28, 2009 after the conversion of Provisional Act 449/08, created, among other provisions, a new federal tax installment program.

Based on this law, on November 25, 2009, the Company’s Management decided to pay certain tax debts at sight, as follows:

Proceeding	Carrying amount	Payment	Accounting earned

PIS Repique (levied on income tax paid)	17,939	(10,026)	7,913
IRRF - incentive cards	4,073	(629)	3,444
COFINS - offset against IPI	3,731	(2,556)	1,175
1999 IRPJ, CSLL, PIS and COFINS	-	(9,610)	(9,610)
PIS - cumulativeness (*)	7,952	(6,657)	1,295
COFINS - tax rate increase (*)	310	(6)	304
Total	34,005	(29,484)	4,521

(*) Refers to the effects of tax installments in the subsidiary Servinet.

The earnings from discounts in interest and fines, totaling R$6,609, are recorded under “Financial income (expenses)”. These earnings were partially settled by additional provisions, totaling R$2,088, recorded under “Other operating (expenses) income, net”, on the date of the tax installment program.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

30. INSURANCE

As of December 31, 2009, insurance is as follows:

Insured
Type	amount

Civil liability and executives	103,785
Fire	20,000
Windstorm and smoke	1,500
Electrical damages	1,500
Electronic equipment	1,500
Theft	500
Flood	1,500
Loss of profits	8,500
Vehicles	1,096
Other	1,400

31. STOCK OPTION PLAN

The Extraordinary Shareholders’ Meeting held on September 22, 2008 approved the Company’s common stock option plan. This plan was confirmed by the Extraordinary

Shareholders’ Meeting held on June 1, 2009 and is effective for ten years from the date the first benefits were granted.

Stock options may be granted provided that capital dilution does not exceed, at any time during the effectiveness of the plan, 0.3% per year. Options granted to beneficiaries will be subject to a five-year vesting period from the grant date approved by the Board of Directors. The Company’s Board of Directors will define the beneficiaries eligible for the stock option plan annually or at the frequency considered appropriate.

At meetings held on July 1 and September 23, 2009, the Board of Directors approved the first and second grants of options for the purchase of common shares, respectively, as shown in the chart below.

Under the Stock Option Plan, the first portion of the stock options granted, equivalent to 1/3 of total, will vest after one year.

The fair value of each option was determined according to the Black & Scholes pricing model, based on the assumption that all the options will be exercised by the end of the plan and, pursuant to CPC 10 - Share-based Payment, this fair value is being recorded in income for the year and in the capital reserve on a straight-line basis over up to 60 months. An expense of R$3,699 was recorded for the year ended December 31, 2009, under “Other operating (expenses) income, net”.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

						Fair value
				Exercise		of options
	Number			price -	Vesting	R$ per
Grant date	Granted	Cancelled	Balance	R$	period	share

07/01/09	2,848,700	(242,900)	2,605,800	11.25 (a)	5 years	3.86
09/23/09	551,200	-	551,200	16.84 (b)	5 years	4.55
Total	3,399,900	(242,900)	3,157,000

(a) Equivalent to 75% of the share price for the Company’s Initial Public Offering - IPO.
(b) Equivalent to the weighted-average of trading sessions between August 7 and September 18, 2009.

32. OTHER INFORMATION

a) The Company contributes monthly to a defined-contribution pension plan (“PGBL”) for its employees, and contributions made during the year ended December 31, 2009 amounted to R$3,471 (R$1,151 as of December 31, 2008 and R$4,087 as of December 31, 2007), which were recorded under “Cost of services” and “Personnel expenses”.

b) Tax on Financial Transactions (IOF) expenses for the year ended December 31, 2009 in the amount of R$368 (R$4,091 as of December 31, 2008) were recorded under “General and administrative expenses”.

33. REGULATORY ISSUES

On October 1, 2009, the Central Bank of Brazil (BACEN) concluded an analysis of the payment card industry in Brazil, and the technical teams of BACEN, the Department of Economic Rights (SDE) of the Ministry of Justice and the Economic Monitoring Department (SEAE) of the Ministry of Finance will submit to the three Ministers a set of measures to be adopted to meet the recommendations of the study on the following points:

• Opening of accreditation activities.

• Networks and POS (transaction capture terminal) interoperability.

• Neutrality of clearing and settlement activities.

• Strengthening of domestics debit card systems.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

• Transparency in defining the exchange fee.

These measures’ implementation schedule will be defined by authorities. Concurrently, regulators are discussing other measures that, after being submitted to the Ministers, will be sent to different agencies, depending on their scope.

34. NEW ACCOUNTING PRONOUNCEMENTS ISSUED IN 2009 AND EFFECTIVE BEGINNING 2010

Changes in Brazilian accounting practices

With the enactment of Law 11638/07, which introduced changes in Brazilian Corporate Law to enable convergence of Brazilian accounting practices with the IFRS, new accounting standards and technical pronouncements have been issued in conformity with IFRS by the Accounting Pronouncements Committee (CPC).

Through the reporting date, new technical pronouncements had been issued by CPC and approved by CVM Resolutions for mandatory adoption beginning 2010. The CPCs, which may be applicable to the Company, considering its operations, are the following:

CPC	Title

18	Investment in Associate
19	Interest in Joint Venture
20	Borrowing Costs
21	Interim Reporting
22	Operating Segments
23	Accounting Policies, Changes in Accounting Estimates and Errors
24	Subsequent Events
25	Reserves, Contingent Assets and Contingent Liabilities
26	Presentation of Financial Statements
27	Fixed Assets
30	Revenues
32	Income Taxes
33	Employee Benefits
36	Consolidated Statements
37	First-time Adoption of the IFRS
38	Financial Instruments: Recognition and Measurement
39	Financial Instruments: Presentation
40	Financial Instruments: Disclosure

The Company’s Management is evaluating the impact of the changes introduced by these new pronouncements.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

35. APPROVAL OF THE FINANCIAL STATEMENTS

The statutory financial statements were approved by the Company’s Board of Directors and authorized for issuance on January 27, 2010.

36. SUMMARY OF CERTAIN ACCOUNTING DIFFERENCES BETWEEN ACCOUNTING PRACTICES ADOPTED IN BRAZIL (“BRAZILIAN GAAP”) AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (“U.S.GAAP”)

There are certain significant differences between Brazilian GAAP and U.S.GAAP, which may be relevant to the financial information presented herein. The Company has made no attempt to identify all or to quantify the impact of these differences. The Company has summarized certain aspects of those differences but this summary should not be construed to be exhaustive.

Future differences between Brazilian GAAP and U.S. GAAP resulting from changes in accounting standards or from transactions or events that may occur in the future have not been taken into account in this summary and we have not attempted to identify them.

Ongoing projects of the regulatory bodies that promulgate Brazilian GAAP and U.S. GAAP can affect future comparisons between Brazilian GAAP and U.S. GAAP such as this summary.

This summary does not purport to be complete and is subject and qualified in its entirety by reference to the respective pronouncements of the Brazilian and United States accounting professional bodies.

a. Comprehensive Income

Brazilian GAAP does not generally recognize the concept of comprehensive income. Certain aspects of comprehensive income regarding the fair value of securities available for sale are considered under Brazilian GAAP.

Under U.S. GAAP, ASC 220, “Comprehensive Income,” , requires the disclosure of comprehensive income.

Comprehensive income is comprised of net income and “other comprehensive income” that includes charges or credits taken directly to equity which are not the result of transactions with owners. Examples of other comprehensive income items are cumulative translation adjustments under ASC 830 “Foreign Current Matters”, unrealized gains and losses under ASC 320, “Investments - Debt and Equity Securities, and the effects of cash flow hedge accounting under ASC 815, “ Derivatives and Hedging.”

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

b. Use of Estimates

Under Brazilian GAAP, there are no requirements to disclose the use of estimates in the preparation of financial statements.

Under U.S. GAAP, ASC 275 “Risks and Uncertainties” requires financial statement disclosure about the nature of a company’s operations and the use of estimates in the preparation of financial statements. In addition, if certain criteria are met, it requires the disclosure of significant estimates affecting the financial statements and sensitivity to certain concentrations of business transactions, revenue and supply resources and areas of operation.

c. Accrued Interest

Under Brazilian GAAP, accrued interest is presented with the principal amounts. Under U.S. GAAP, accrued interest would be separately recorded, from the principal amount.

d. Income Taxes

Under Brazilian GAAP, the methods for the recording of income taxes are conceptually broadly similar to U.S.GAAP, but their practical application may lead to different results in certain circumstances. The recognition of tax benefits derived from temporary differences and tax losses is an area that requires, under Brazilian GAAP, a reasonable amount judgment. In general, tax benefits are recognized when there is evidence of future realization under a going-concern assumption.

Tax benefit rules prohibit the recognition of tax benefits whenever there has been a tax loss for the last three-year period (including the current year) or available evidence indicates that realization is unlikely.

Under U.S. GAAP, the asset and liability method is used to calculate the income tax provision, as specified in ASC 740, “Income Taxes.” Under the asset and liability method, deferred tax assets or liabilities are recognized with a corresponding charge or credit to income (or in certain cases to shareholders’ equity) for differences between the financial and tax basis of assets and liabilities at each year/period end. The deferred tax assets and liabilit ies are measured using rates enacted by law.. Net operating loss carry forwards arising from tax losses are recognized as assets, and valuation allowances are established to the extent it is not more likely than not that such assets will be recovered. There may be differences in timing with respect to the recognition of the effects of changes in tax rates. In addition, under ASC 740, provisional measures, which are temporary differences used by the Government to determine changes in tax rates, are not considered to be enacted law.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. According to ASC 740, Brazilian nominal rate is applied for U.S. GAAP reporting purposes and there is no limit to the period in which irrevocable tax credits may be realized, whereas under Brazilian GAAP that period is limited to ten years. ASC 740 also provides related guidance on measurement, derecognit ion, classification, interest and penalt ies, and disclosure.

e. Cash and Cash Equivalents

Under BR GAAP, cash equivalents are defined in broader terms than in the context of U.S. GAAP, with no limitation of 90 days/three month original maturity. Cash equivalents in Brazil are usually readily available funds which involves cash and overnight applications and may include long term securities which can be negotiated in the secondary market.

Under U.S. GAAP, ASC 230 “Statement of Cash Flows” defines cash equivalents as short-term highly liquid investments that are both:

(a) readily convertible to known amounts of cash; and

(b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

(c) Generally, only investments with original maturit ies of three months or less qualify under that definition.

f. Earnings Per Share

Under Brazilian GAAP, disclosure of earnings per share is computed based on the number of shares outstanding at the end of the year. The number of shares and earnings per share are not restated retroactively for changes in capital structure, such as a stock split or reverse stock split.

Under U.S. GAAP, in accordance with ASC 260, "Earnings per Share," the presentation of earnings per share includes earnings per share from continuing operations and net income per share on the face of the income statement, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the income statement or in a note to the financial statements. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data is based on the weighted average number of common shares outstanding during the period and all potentially dilutive common shares outstanding during each period presented, respectively.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

ASC 260 requires the restatement of shares and earnings per share data if the number of common shares outstanding increases as a result of a share bonus or stock split or decreases as a result of a reverse stock split, such that the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If per-share computations reflect such changes in the number of shares, ASC 260 requires that fact to be disclosed.

g. Consolidation

Consolidation of subsidiaries for publicly traded companies is generally required under Brazilian GAAP.

In addition, companies must consolidate in their financial statements companies in Brazil or abroad in which they have a controlling interest. For the purposes of such consolidation, controlling interest means the right, whether by shareholders agreement or otherwise to:

• direct corporate resolutions;

• appoint or remove the majority of directors or executive officers;

• operational control (for an example, companies with a common management or sharing a trade name or trademark)

• corporate control (including indirect participation, shares held by related parties and through funds).

Furthermore, subject to certain exceptions, equity investments in non-controlled companies should be consolidated on a proportional basis.

Under Brazilian GAAP, it is required to consolidate SPEs when the nature of their relationship with the reporting company indicates that the activities of the SPEs are controlled or jointly controlled, directly or indirectly, by the reporting company. Consolidation is required in annual consolidated financial statements for financial years ending after January 1, 2005, with earlier application permitted. Instruction 408 provides guidelines as to when the reporting company should be considered to control or jointly control the activities of the SPEs. The guidelines are not as detailed as the US GAAP regulations, included in ASC 810.

Under U.S. GAAP, the usual condition for consolidation is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over 50% of the outstanding voting shares of another company. Proportional consolidation is generally not allowed under U.S. GAAP.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

US GAAP requires consolidation of “variable interest entities”, or VIE, by the primary beneficiary. VIEs are entities with the following characteristics: (a) the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; and (b) the equity investors lack one or more of the following essential characteristics of a controlling financial interest: (i) the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights; (ii) the obligation to absorb the expected losses of the entity if they occur. The primary beneficiary is the party that will absorb the majority of the VIE’s expected losses, receive the majority of the VIE’s expected residual returns, or both. If one party will absorb a majority of expected losses and another party will have rights to a majority of expected returns, the primary beneficiary is the party that will absorb a majority of the expected losses; or (iii) the right to receive the expected residual returns of the entity if they occur. The primary beneficiary, who is the party that absorbs the majority of the VIE’s expected losses or has rights to the majority of the VIE’s expected residual returns, is required to consolidate the VIE. In the event that different parties are expected to absorb the majority of expected losses and receive that majority of expected residual returns, the party that is expected to absorb the majority of expected losses is considered the primary beneficiary.

The sponsor frequently transfers assets to the SPE, obtains rights to use assets held by the SPE or performs services for the SPE, while other parties may provide funding. An entity that engages in transactions with the SPE (frequently creator or sponsor) may in substance control the SPE.

SPEs shall be consolidated when the substance of the relationship between an entity and the SPE indicates that the SPE is controlled by that entity.

h. Business Combinations and Purchase Accounting (see also Goodwill)

Under Brazilian GAAP, accounting standards do not specifically address combinations. Normally the purchase method is applied based on book values. Normally goodwill or negative goodwill is recorded on the acquisition of a company by computing the difference between the cost of acquisition and its underlying book value.

Under U.S. GAAP, ASC 805, “Business Combinations” requires, among other things, that all business combinations, except those involving entities under common control be accounted for by a single method — the purchase method.

Under ASC 805, the acquiring company records identifiable assets and liabilities acquired at their fair values as well as more detailed guidelines have been provided as to the recognition of “intangible assets”. The amount of goodwill is evaluated for impairment annually, and in the event of impairment its recorded value is adjusted accordingly. The purchase price includes direct costs of acquisition. If assets other than cash are distributed as part of the purchase price, such assets should be valued at fair value on the date that the control is obtained by the acquirer.

CIELO S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(all information related to 2008 and 2007 are unaudited)
(In thousands of Brazilian reais)

i. Goodwill

Under Brazilian GAAP, normally the excess of cost over the net book value of an acquired company is recorded as goodwill and then amortize it to income over a period not to exceed 10 years through 2008 from which time it is no longer amortized and subject to an annual impairment test.

When the cost is lower than the net book value of an acquired company, we may record the negative goodwill in income over a period consistent with the period over which we expect to incur losses.

Under U.S. GAAP, ASC 805 "Business Combinations" requires the application of the purchase method of accounting to the company's acquisition transactions, in which companies should assign the cost of an investment to the tangible and identified intangible assets acquired and liabilities assumed on the basis of their fair market values at the date of acquisition.

j. Financial Instruments

Under Brazilian GAAP, financial instruments may be redesignated every six months whereby their classification between trading, held-to-maturity and available-for-sale may be altered. Under U.S. GAAP ASC 320, "Investments Debt and Equity Securities", is much more restrictive in relation to redesignation of securities between categories.