Form 20-F
period 2010-12-31
BANK BRADESCO
filed 2011-05-20
CIK 1160330

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010 OR
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
Cidade de Deus S/N - Vila Yara - 06029-900 - Osasco - SP, Brazil
(Address of principal executive offices)
Domingos Figueiredo de Abreu (Vice President and Investor Relations Officer) +55 11 3684-4011, e-mail: 4000.abreu@bradesco.com.br - Cidade de Deus
S/N - Vila Yara, 06029-900 - Osasco - SP, Brazil
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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
Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2010:

1,880,830,018                                 Common Shares, without par value
1,881,225,123                                  Preferred Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒Yes☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐Yes ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒Yes☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒Yes☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act:

☒Large accelerated filer    ☐Accelerated filer     ☐Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☒          International Financial Reporting Standards as issued by the International Accounting Standards Board☐               Other☐

Indicate by check mark which financial statement item the registrant has elected to follow. ☐Item 17 ☒Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐Yes   ☒No

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3.	KEY INFORMATION	6

3.A.	Selected Financial Data	6
3.B.	Capitalization and Indebtedness	10
3.C.	Reasons for the Offer and Use of Proceeds	10
3.D.	Risk Factors	10

ITEM 4.	INFORMATION ON THE COMPANY	22

4.A.	History, Development of the Company and Business Strategy	22
4.B.	Business Overview	32
4.C.	Organizational Structure	133
4.D.	Property, Plants and Equipment	133

ITEM 4A.	UNRESOLVED STAFF COMMENTS	133

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	134

5.A.	Operating Results	134
5.B.	Liquidity and Capital Resources	164
5.C.	Research and Development, Patents and Licenses	178
5.D.	Trend Information	178
5.E.	Off-balance sheet arrangements	178
5.F.	Tabular Disclosure of Contractual Obligations	178

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	179

6.A.	Board of Directors and Board of Executive Officers	179
6.B.	Compensation	186
6.C.	Board Practices	187
6.D.	Employees	191
6.E.	Share Ownership	192

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	192

7.A.	Major Shareholders	192
7.B.	Related Party Transactions	198
7.C.	Interests of Experts and Counsel	199

ITEM 8.	FINANCIAL INFORMATION	199

8.A.	Consolidated Statements and other Financial Information	199
8.B.	Significant Changes	201

ITEM 9.	THE OFFER AND LISTING	201

9.A.	Offer and Listing Details	201
9.B.	Plan of Distribution	205
9.C.	Markets	205
9.D.	Selling Shareholders	207
9.E.	Dilution	207
9.F.	Expenses of the Issue	207

ITEM 10.	ADDITIONAL INFORMATION	207

10.A.	Share Capital	207
10.B.	Memorandum and Articles of Incorporation	207
10.C.	Material contracts	217
10.D.	Exchange controls	217
10.E.	Taxation	219
10.F.	Dividends and Paying Agents	226
10.G.	Statement by Experts	226
10.H.	Documents on Display	226
10.I.	Subsidiary Information	226

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	226

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	230

12.A.	Debt Securities	230
12.B.	Warrants and Rights	230
12.C.	Other Securities	230
12.D.	American Depositary Shares	230

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	231

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	231

ITEM 15.	CONTROLS AND PROCEDURES	231

ITEM 16.	[RESERVED]	232

16.A.	Audit Committee Financial Expert	232
16.B.	Code of Ethics	233
16.C.	Principal Accountant Fees and Services	233
16.D.	Exemptions from the listing standards for Audit Committees	234
16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	234
16.F.	Change in Registrant's Certifying Accountant	234
16.G.	Corporate Governance	234

ITEM 17.	FINANCIAL STATEMENTS	237

ITEM 18.	FINANCIAL STATEMENTS	237

ITEM 19.	EXHIBITS	238

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     In this annual report, the terms "Bradesco," the "company," the "Bank," the "Organization," "we" or "us" refer to Banco Bradesco S.A., a sociedade anônima organized under the laws of Brazil and, unless the context otherwise requires, its consolidated subsidiaries. We are a full-service financial institution providing, directly or through our subsidiaries, a full range of banking, financial, purchasing consortium management, asset management, insurance, investment banking, private pension plan and certificated savings plan services for all segments of the Brazilian domestic market. Our operations are based primarily in Brazil.

     All references herein to "real," "reais" or "R$" are to the Brazilian real, the official currency of Brazil. References herein to "U.S. dollars," "dollar" and "US$" are to United States dollars, the official currency of the United States of America.

     Our audited consolidated financial statements as of and for the years ended December 31, 2008, 2009 and 2010, including the notes thereto, are included in "Item 18. Financial Statements" of this annual report and have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP."

     We use the accounting principles adopted in Brazil for certain purposes, such as reports to Brazilian shareholders, registrations with the Brazilian Securities Commission, which we call "CVM," and for determining the payment of dividends and tax liabilities.

     On April 29, 2011, the real/U.S. dollar exchange rate was R$1.5733 per US$ 1.00 based on the closing selling commercial exchange rate reported by Brazilian Central Bank (Banco Central do Brasil), or the "Central Bank." The commercial rate as of December 31, 2010 was R$1.6662 per US$ 1.00. See "Item 3.A. Selected Financial Data - Exchange Rate Information" for more information regarding the exchange rates applicable to the Brazilian currency since 2006.

     As a result of recent fluctuations in the real/U.S. dollar exchange rate, the closing selling commercial exchange rate at April 29, 2011 or at any other date may not be indicative of current or future exchange rates.

     Some data related to economic sectors presented in this annual report was obtained from the following sources: Associação Brasileira das Empresas de Cartão de Crédito e Serviços (Brazilian Association of Credit Card Companies and Services) or ABECS; Associação Brasileira de Empresas de Leasing (Brazilian Association of Leasing Companies) or ABEL; Associação Brasileira das Entidades dos Mercados de Financeiros e de Capitais (Brazilian Association of Financial and Capital Markets Entities) or ANBIMA; Agência Nacional de Saúde Suplementar (Brazilian Health Insurance Authority) or ANS; Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Development Bank) or BNDES; Federação Nacional de Previdência Privada e Vida (National Association of Private Pension Plans) or FENAPREVI; Fundação Getulio Vargas (Getulio Vargas Foundation) or FGV and Superintendência de Seguros Privados (Private Insurance Superintendence) or SUSEP. We believe these sources are reliable, but we cannot take responsibility for the accuracy of this data.

     Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or "Securities Act," and Section 21E of the Securities Exchange Act of 1934, as amended, or "Exchange Act." These statements are based mainly on our current expectations and projections of future events and financial trends that currently affect or might affect our business. In addition to the items discussed in other sections of this annual report, there are many significant factors that could cause our financial condition and results of operation to differ materially from those set out in our forward- looking statements, including, but not limited to, the following:

  global economic conditions;
  economic, political and business conditions in Brazil and the markets in which we operate;
  risks of lending, credit, investments and other activities;
  our level of capitalization;
  cost and availability of funds;
  increase in defaults by borrowers, loan delinquencies and other breaches of contract that result in an increase in our provision for loan losses;
  loss of clients or other sources of income;
  our ability to execute our investment strategies and plans as well as to maintain and improve our operating performance;
  our revenues from new products and businesses;
  adverse claims or legal or regulatory disputes or proceedings;
  inflation, depreciation of the real and/or fluctuations in the interest rate, which could adversely affect our margins;
  conditions of competition in the banking and financial services, credit card, asset management, insurance and related sectors;
  the market value of securities, particularly Brazilian government securities; and
  changes by the Central Bank and others in laws and regulations, applicable to us and our activities, including, but not limited to, those affecting tax issues.

     Words such as "believe," "expect," "continue," "understand," "estimate," "will," "may," "anticipate," "should," "intend," and other similar expressions are intended to identify forward-looking statements. These statements refer only to the date on which they were made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or any other event.

     In light of these risks and uncertainties, the forward-looking statements, events and circumstances discussed in this annual report may not be accurate, and our actual results and performance could differ materially from those anticipated in our forward-looking statements. Investors should not make investment decisions based solely on the forward-looking statements in this annual report.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE
          Not applicable.

ITEM 3.     KEY INFORMATION

3.A.  Selected Financial Data

We present below our selected financial data prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") as of and for the years ended December 31, 2006, 2007, 2008, 2009 and 2010. The data for each of the five years in the period ended December 31, 2006, 2007, 2008, 2009 and 2010 is derived from our consolidated financial statements, which were audited by PricewaterhouseCoopers Auditores Independentes.

Certain prior year amounts for the years ended December 31, 2006, 2007 and 2008 have been reclassified to conform to presentation standards used for the year ended December 31, 2009. These reclassifications had no impact on our assets, liabilities, shareholders' equity or our net income.

The following selected financial data should be read together with the "Presentation of Financial and Other Information" and "Item 5. Operating and Financial Review and Prospects."

Selected Financial Data according to U.S. GAAP

	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	(R$ in millions)					(US$ in millions)(1)
Data from the Consolidated Statement of Income:
Net interest income(2)	21,402	23,771	25,371	33,133	37,492	23,830
Provision for loan losses	(3,767)	(4,616)	(6,651)	(10,822)	(5,769)	(3,667)
Net interest income after provision for loan losses	17,635	19,155	18,720	22,311	31,723	20,163
Fee and commission income(2)	6,379	7,819	8,997	9,381	10,942	6,955
Insurance premiums	8,121	8,843	10,963	12,521	14,068	8,942
Pension plan income	791	555	710	607	692	440
Equity in the earnings of unconsolidated companies(3)	224	407	597	644	539	343
Other non-interest income(2)(4)	4,365	7,457	2,393	8,581	3,929	2,497
Operating expenses(5)	(11,310)	(13,005)	(14,168)	(15,615)	(18,524)	(11,774)
Insurance claims	(6,124)	(6,012)	(7,391)	(8,329)	(9,307)	(5,916)
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(4,199)	(4,981)	(4,225)	(6,008)	(6,209)	(3,946)
Pension plan operating expenses	(560)	(478)	(482)	(410)	(456)	(290)
Insurance and pension plan selling expenses	(852)	(1,157)	(1,014)	(1,654)	(1,521)	(967)
Other non-interest expense(2)(6)	(5,720)	(7,306)	(8,352)	(8,360)	(10,696)	(6,798)
Income before income taxes	8,750	11,297	6,748	13,669	15,180	9,649
Income tax and social contribution on net income	(2,273)	(3,352)	401	(4,420)	(5,428)	(3,450)
Net income attributed to noncontrolling interest	(15)	(37)	(131)	(33)	(90)	(57)
Parent company’s net income	6,462	7,908	7,018	9,216	9,662	6,142

(1)

Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$1.5733 per US$1.00, the Central Bank exchange rate on April 29, 2011. Such translations should not be construed as a representation that the Brazilian real amounts presented were or could be converted into U.S. dollars at that rate.

(2)

For the year ended December 31, 2006, the following reclassifications were made: (i) the amount R$231 was reclassified from the line item "Fee and commission income" to the line item "Net interest income" and (ii) the amount R$535 was reclassified from the line item "Other non-interest expense" to the line item "Net interest income." For the years ended December 31, 2006, 2007 and 2008, the amounts of R$27, R$1,200 and R$165, respectively, were reclassified from the line item "Other non-interest expense" to the line item "Other non-interest income." These reclassifications were implemented to allow the comparability of the financial statements as of and for the years ended December 31, 2006, 2007 and 2008 with the financial statements as of and for the year ended December 31, 2009. These reclassifications do not affect the amounts recorded as assets, liabilities, shareholders' equity or net income.

(3)	For further information on the results of equity in the earnings of unconsolidated companies, see "Item 5. Operating and Financial Review and Prospects" and Note 9 to our consolidated financial statements in "Item 18. Financial Statements."
(4)	Other non-interest income consists of gains (losses) of trading assets and securities received in resale agreements, net realized gains on available-for-sale securities, other non-interest income, and net impairment losses recognized in earnings on available-for-sale debt securities.
(5)	Operating expenses consist of salaries, benefits and administrative expenses.
(6)	Other non-interest expenses consist of amortization of intangible assets, depreciation and amortization and other non-interest expenses.

	Year ended December 31,
	2006	2007	2008	2009	2010	2010
	(R$, except for number of shares)					(US$ in millions)(1)
Data on Earnings and Dividends per Share(2):
Earnings per share (parent company):(3)(4)(5)
Common	1.71	2.05	1.78	2.34	2.45	1.56
Preferred	1.87	2.24	1.96	2.56	2.68	1.71
Dividends/interest on shareholders' equity per share:(6)
Common	0.58	0.73	0.66	0.73	0.85	0.54
Preferred	0.63	0.80	0.72	0.80	0.94	0.60
Weighted average number of outstanding shares:
Common	1,779,682,527	1,820,143,790	1,853,242,280	1,856,952,050	1,881,132,857	-
Preferred	1,788,113,278	1,827,734,200	1,859,666,468	1,863,331,330	1,888,101,371	-

(1)

Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$1.5733 per US$1.00, the Central Bank exchange rate on April 29, 2011. Such translations should not be construed as a representation that the Brazilian real amounts presented were or could be converted into U.S. dollars at that rate.

(2)

Data on earnings and dividends per share reflects: (a) the split of our Capital Stock on March 12, 2007, in which we issued to our shareholders one new share for each existing share of the same class; (b) the split of our Capital Stock on March 24, 2008, in which we issued to our shareholders one new share for each two existing shares of the same class, as approved by our shareholders; (c) the split of our Capital Stock on January 22, 2010, in which we issued to our shareholders one new share for each ten shares held of the same type, which was approved by our shareholders on December 18, 2009; and (d) the split of our Capital Stock on July 13, 2010, in which we issued to our shareholders one new share for each ten shares held of the same type, which was approved by our shareholders on June 10, 2010. For comparison purposes, all share amounts have been retroactively adjusted for all periods to reflect the stock split.

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

(4)

None of our outstanding liabilities are exchangeable for or convertible into equity securities. Therefore, our diluted earnings per share do not differ from our earnings per share. Accordingly, our basic and diluted earnings per share are equal in all periods presented.

(5)

On December 17, 2010, the Special Shareholders´ Meeting voted in favor of a share capital increase of R$1,500 million, increasing share capital from R$28,500 million to R$30,000 million by issuing 62,344,140 new book-entry registered shares without par value, of which 31,172,072 were common and 31,172,068 preferred shares, at the price per share of R$24.06 through private subscription by shareholders from December 29, 2010 through January 31, 2011, in the proportion of 1.657008936% of the shareholders' holdings as of the date of the meeting, which was paid in cash on February 18, 2011. Therefore, all related share amounts were retroactively adjusted to reflect the bonus for all periods presented.

(6)	The amounts determined in U.S. dollars were converted into reais using the exchange rate on the date such dividend was paid.

	As of December 31,
	2006	2007	2008	2009	2010	2010
	(R$ in millions)					(US$ in millions)(1)
Data from the Consolidated Balance Sheet:
Assets
Cash and due from banks	4,748	5,485	9,353	6,992	15,775	10,027
Interest-earning deposits in other banks	8,918	7,887	14,435	11,211	9,209	5,853
Federal funds sold and securities purchased under agreements to resell	14,649	40,601	46,950	82,146	115,276	73,270
Brazilian Central Bank compulsory deposits	23,461	31,813	26,384	32,696	65,198	41,440
Securities received in resale agreements	18,753	1,256	19,446	33,327	15,637	9,939
Trading assets and available-for-sale securities, at fair value	67,861	87,543	102,358	110,004	136,235	86,592
Held to maturity securities, at amortized cost	3,265	2,981	4,097	3,883	3,394	2,157
Loans(2)	98,724	133,137	174,835	179,934	219,283	139,378
Allowance for loan losses	(6,552)	(7,769)	(10,318)	(14,572)	(15,123)	(9,612)
Equity investees and other investments	527	761	881	2,284	3,114	1,979
Premises and equipment, net	3,000	3,547	4,263	4,830	5,426	3,449
Goodwill	667	883	1,286	1,234	1,183	752
Intangible assets, net(2)	2,163	2,917	3,138	3,643	3,652	2,321
Other assets(2)	19,087	23,467	38,363	39,203	43,353	27,555
Total assets	259,271	334,509	435,471	496,815	621,612	395,101
Liabilities
Deposits	83,925	98,341	164,501	171,115	193,203	122,801
Federal funds purchased and securities sold under agreements to repurchase	42,875	69,015	74,730	108,357	160,701	102,143
Short-term borrowings	5,709	7,989	13,849	7,976	7,735	4,916
Long-term debt	30,122	38,915	47,255	50,817	75,237	47,821
Pension plan investment contracts	30,948	37,947	43,388	52,314	61,178	38,885
Insurance claims and pension plans reserves	12,787	14,616	14,689	15,354	16,489	10,481
Other liabilities	26,348	34,316	39,797	44,772	54,237	34,474
Total liabilities	232,714	301,139	398,209	450,705	568,780	361,521
Shareholders' Equity
Common shares(3)	7,095	9,497	11,500	13,250	14,250	9,057
Preferred shares(4)	7,105	9,503	11,500	13,250	14,250	9,057
Capital stock	14,200	19,000	23,000	26,500	28,500	18,115
Total shareholders' equity of the parent company	26,464	33,089	36,930	45,770	52,715	33,506
Noncontrolling interest	93	281	332	340	117	74
Total shareholders' equity and noncontrolling interest(5)	26,557	33,370	37,262	46,110	52,832	33,580
Total liabilities, shareholders' equity and noncontrolling interest	259,271	334,509	435,471	496,815	621,612	395,101
Average assets(6)	227,898	289,456	376,546	463,931	548,316	348,513
Average liabilities(6)	206,466	261,552	342,178	424,149	503,584	320,081
Total average shareholders' equity of the parent company(6)	21,323	27,731	33,180	39,352	44,340	28,813

(1)

Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$1.5733 per US$ 1.00, the Central Bank exchange rate on April 29, 2011. Such translations should not be construed as a representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

(2)

With respect to the data as of December 31, 2006, (i) "Loans" includes R$789 million relating to loan origination fees and costs that were reclassified from "Other Assets," and (ii) "Intangible assets, net" includes R$540 million relating to exclusive rights for rendering banking services that were reclassified from "Other assets." These reclassifications were implemented to allow comparability of the financial statements as of and for the years ended December 31, 2006 with the financial statements as of and for the years ended December 31, 2007, 2008 and 2009. These reclassifications do not affect the amounts recorded as assets, liabilities, shareholders' equity or net income.

(3)

Common shares outstanding, no par value: (i) 1,880,830,018 authorized and issued as of December 31, 2010, due to the split of one new share for each ten shares held of the same type, which was approved by our shareholders on June 10, 2010; (ii) 1,710,204,835 authorized and issued as of December 31, 2009 due to the split of one new share for each ten shares held of the same type, wich was approved by our shareholders on December 18, 2009; (iii) 1,534,805,958 authorized and issued as of December 31, 2008; (iv) 1,009,337,030 authorized and issued as of December 31, 2007; and (v) 500,071,456 authorized and issued up to December 31, 2006. Data from 2006 to 2010 reflect (a) the split of one share for each existing share held of the same type on March 12, 2007; (b) the split of one share for each two existing shares, which was approved by our shareholders on March 24, 2008; (c) the split of one new share for each ten shares held of the same type, which was approved by our shareholders on December 18, 2009; and (d) the split of one new share for each ten shares held of the same type, which was approved by our shareholders on June 10, 2010.

(4)

Preferred shares outstanding, no par value: (i) 1,881,225,124 authorized and issued as of December 31, 2010 due to the split of one new share for each ten shares held of the same type, which was approved by our shareholders on June 10, 2010; (ii) 1,710,345,568 authorized and issued as of December 31, 2009 due to the split of one new share for each ten shares held of the same type, which was approved by our shareholders on December 18, 2009; (iii) 1,534,900,221 authorized and issued as of December 31, 2008; (iv) 1,009,336,926 authorized and issued as of December 31, 2007, and; (v) 500,811,468 authorized and issued up to December 31, 2006. Data from 2006 to 2010 reflect (a) the split of one share for each share held on March 12, 2007; (b) the split of one share for each two existing shares, which was approved by our shareholders on March 24, 2008; (c) the split of one new share for each ten shares held of the same type, which was approved by our shareholders on December 18, 2009; and (d) the split of one new share for each ten shares held of the same type, which was approved by our shareholders on June 10, 2010.

(5)	Pursuant to ASC 810 of December 15, 2009, "noncontrolling interest in subsidiaries" means portions of equity in the consolidated financial statements not attributable to the parent company. For comparison purposes, this reclassification was also applied to previous years.
(6)	See "Item 4.B. Business Overview-Selected Statistical Information."

Exchange Rate Information

     In the past years, the exchange rate between the real and the U.S. dollar has experienced significant variation. From 2006 to mid 2008, the real appreciated against the U.S. dollar. In the second half of 2008, the real depreciated against the U.S. dollar, from R$1.5919 per U.S.$1.00 on June 30, 2008 to R$2.3370 per U.S.$1.00 on December 31, 2008, mainly due to the global economic crisis that began in mid 2008. In 2009, the real began to appreciate against the U.S. dollar, from R$2.3370 per U.S.$1.00 on December 31, 2008 to R$1.7412 as of December 31, 2009. In 2010, the real continued to appreciate against the U.S. dollar to reach R$1.6662 at the end of the year. On April 29, 2011, the exchange rate was R$1.5733 per U.S.$ 1.00. Under the current floating exchange-rate system, the real may be subject to fluctuations and depreciation or appreciation against the U.S. dollar and other currencies.

     The following table sets forth the period-end, average and high and low selling rates reported by the Central Bank at closing, expressed in reais per US$1.00 for the periods and dates indicated:

	Closing Selling Rate for U.S. dollars R$ per US$1.00
Period	Period-End	Average(1)	High	Low
2006	2.1380	2.1812	2.3407	2.0892
2007	1.7713	1.9460	2.1380	1.7440
2008	2.3370	1.8824	2.4689	1.5666
2009	1.7412	2.0171	2.3784	1.7412
2010	1.6662	1.7575	1.8748	1.6662
December	1.6662	1.6934	1.7117	1.6662
2011
January	1.6734	1.6749	1.6912	1.6510
February	1.6612	1.6680	1.6776	1.6612
March	1.6287	1.6591	1.6757	1.6287
April	1.5733	1.5864	1.6194	1.5654

(1)	Average of the month-end rates from December of the previous period through last month of the period indicated.
Source: Central Bank.

3.B.      Capitalization and Indebtedness

             Not applicable.

3.C.      Reasons for the Offer and Use of Proceeds

             Not applicable.

3.D.      Risk Factors

Macroeconomic risks

Our business and results of operations are materially affected by conditions in the global financial markets.

There was extreme volatility and disruption in the global capital and credit markets in 2008 and 2009. The disruptions recently in the global capital and credit markets led to reduced liquidity and increased credit risk premiums for many market participants, resulting in a reduction in the availability and/or increased costs of financing, both for financial institutions and their customers. Increasing or high interest rates and/or widening credit spreads created a less favorable environment for most of our businesses and may impair the ability of some of our clients to repay debt that they owe to us, and reduce our flexibility in planning for, or reacting to, changes in their operations and the financial industry overall. Accordingly, even though conditions in the Brazilian and global economy have improved, our results of operations are likely to continue to be affected by conditions in the global financial markets as long as they remain volatile and subject to disruption and uncertainty.

The Brazilian government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles.

In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current or future Brazilian economic situation or how government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

Our operations, financial condition and the market price of our preferred shares and ADSs may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

  fluctuations in exchange rates;
  base interest rate fluctuations;
  domestic economic growth;
  political, social or economic instability;
  monetary policies;
  tax policy and changes in tax regimes;
  exchange controls policies;
  liquidity of domestic financial, capital and credit markets;
  our customers' ability to meet their obligations with us;
  decreases in wage and income levels;
  increases in unemployment rates;
  inflation; and
  other political, diplomatic, social and economic developments within and outside of Brazil that affect the country.

     In October 2010, presidential elections took place in Brazil. Uncertainties in relation to the implementation by the new government of changes relating to the monetary, tax and pension funds policies as well as to the relevant legislation may contribute to economic instability. This may increase market volatility of the Brazilian securities. It is not possible to predict whether the government that was elected in October 2010 or any succeeding governments will have an adverse effect on the Brazilian economy, and, consequently, on our businesses and the fair value of our preferred shares and ADSs.

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

     Our business is impacted by fluctuations in the value of the real. Since October 2002, and more intensively since June 2004, the real has gained value against the dollar, with rare moments of depreciation (reaching R$1.5593 per U.S. dollar on August 1, 2008). In late 2008, in the context of the global financial crisis, the value of the real against the U.S. dollar declined sharply (reaching R$2.3370 per U.S. dollar on December 31, 2008, after having reached R$2.5000 per U.S. dollar on December 5, 2008). In 2009, the real returned to the trajectory of appreciation against the U.S. dollar (reaching R$1.7412/U.S. dollar at the end of the year). In 2010, the real continued to appreciate against the U.S. dollar to reach R$1.6662 at the end of the year. Macroeconomic fundamentals and the current global situation (abundant liquidity, high risk appetite and commodity prices to rise) suggest that indicators of currency appreciation are still present.

     As of December 31, 2010, the net balance of our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 2.4% of our total assets. When the Brazilian currency is devalued or if it depreciates, we incur losses on our liabilities denominated in, or indexed to, foreign currency, such as our U.S. dollar denominated long term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currency, as the liabilities and assets are translated into reais. Therefore, if our liabilities denominated in, or indexed to, foreign currency significantly exceed our monetary assets denominated in, or indexed to, foreign currency, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our preferred shares and ADSs, even if the value of the liabilities has not changed in their original currency. In addition, our lending operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

     Conversely, when the Brazilian currency appreciates, we incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and our liabilities denominated in, or indexed to, foreign currency decrease, as the liabilities and assets are translated into reais. Therefore, if our monetary assets denominated in, or indexed to, foreign currency significantly exceed our liabilities denominated in, or indexed to, foreign currency, including any financial instruments entered into for hedging purposes, a large appreciation of the Brazilian currency could materially and adversely affect our financial results even if the value of the monetary assets has not changed in their original currency.

If Brazil experiences substantial inflation in the future, our revenues and our ability to access foreign financial markets may be reduced.

     Brazil has, in the past, experienced extremely high rates of inflation. Brazil’s rates of inflation, as measured by the Índice Geral de Preços Disponibilidade Interna (the General Price Index – Domestic Availability) ("IGP-DI"), reached 9.1%, -1.4% and 11.3% as of December 31, 2008, 2009 and 2010, respectively. Inflation, along with government measure to combat inflation and public speculation about possible future government measures, has had significant negative effects on the Brazilian economy and contributed to increase economic uncertainty in Brazil and heighten volatility in the Brazilian securities markets, which may have an adverse effect on us.

These measures have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. Increases in the Sistema Especial de Liquidação e Custódia rate (Special Clearing and Settlement System rate), which we call the "Selic rate," the base interest rate established by COPOM (Monetary Policy Committee), may have an adverse effect on us by reducing demand for our credit, and increasing our cost of funds, domestic debt expense and the risk of customer default. Decreases in the Selic rate may also have an adverse effect on us by decreasing the interest income we earn on our interest-earning assets.

Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial markets and may lead to counter-inflationary policies that may have an adverse effect on our business, financial condition, results of operations and the market value of our preferred shares and ADRs.

Changes in base interest rates by the COPOM may materially adversely affect our margins and results of operations.

The COPOM establishes the base interest rates for the Brazilian banking system. The base interest rate was 13.75%, 8.75% and 10.75% per year as of December 31, 2008, 2009 and 2010, respectively. Changes in the base interest rate may adversely affect our results of operations because:

  high base interest rates increase our domestic debt expense and may increase the likelihood of customer defaults; and
  low base interest rates may diminish our interest income.

     The COPOM adjusts the base interest rate in order to manage aspects of the Brazilian economy, including the protection of reserves and capital flows. We have no control over the base interest rates set by the COPOM or how often such rates are adjusted.

Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our preferred shares and ADRs.

     The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours, which could adversely affect the market value of our preferred shares and ADRs.

     The global financial crisis had significant consequences worldwide, including in Brazil, such as capital markets volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy, volatile exchange rates and inflationary pressure, among others, which had, directly or indirectly, an adverse effect on our business, financial condition, results of operation, the market price of securities of Brazilian issuers, including ours, and our ability to finance our operations.

Risks relating to Bradesco and the Brazilian banking industry

We may experience increases in our level of past due loans as our credit portfolio becomes more seasoned.

Our loan portfolio has grown substantially since 2004, primarily as a result of the expansion of the Brazilian economy. Any corresponding rise in our level of non-performing loans may lag behind the rate of loan growth, as loans  typically do not become due within a short period of time after their origination. Levels of past due loans are higher among our individual clients than our corporate clients. From 2006 to 2010, our loan portfolio increased by 122.1% but our level of non-performing loans increased by 135.3%, driven by increases in the number of individual clients.

Beginning in mid-2008, weakening economic conditions in Brazil led to a rise in unemployment, which in turn led to increases in our level of past due loans, particularly in our individual clients portfolio. This trend of increasing levels of past due loans worsened in 2009. Our levels of past due loans improved in 2010, as a result of the recovery in the Brazilian economy, leading to a decrease in our provision for loan losses. While our loan portfolio grew by 21.9% during the year ended December 31, 2010, our allowance for loan losses increased only 3.8% over that same period. However, if economic conditions in Brazil deteriorate, we may be required to increase our allowance for loan losses in the future.

Rapid loan growth may also reduce our ratio of past due loans to total loans until growth slows or the portfolio becomes more seasoned. Adverse economic conditions and a slower growth rate for our loan portfolio may result in increases in our allowance for loan losses, charge-offs and our ratio of past due loans to total loans, which may have an adverse effect on our business, financial condition and results of operations.

The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our principal areas of operation from other large Brazilian and international banks and insurance companies, public and private. The consolidation of the Brazilian banking market has also increased. In 2008, Banco Itaú S.A. (Banco Itaú) and Unibanco – União de Bancos Brasileiros S.A. (Unibanco) merged their businesses into Banco Itaú Unibanco (Itaú Unibanco), now named Banco Itaú, creating a significant presence in our marketplace. In addition, Banco do Brasil S.A. (Banco do Brasil) acquired Banco Nossa Caixa S.A. and entered into a strategic partnership with Banco Votorantim S.A. (Banco Votorantim).

In 2009, Itaú Unibanco also entered into a partnership with Porto Seguro Cia. de Seguros Gerais (Porto Seguro) in the automobile and housing insurance sector, creating the market leader in the automobile insurance business.

Additionally, Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in Brazil, some of which have greater resources than us, has grown and competition both in the banking and insurance sectors generally and in markets for specific products has increased. The privatization of publicly owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things:

  limiting our ability to increase our customer base and expand our operations;

  reducing our profit margins on the banking, insurance, leasing and other services and products offered by us; and
  increasing competition for foreign investment opportunities.

Losses on our investments in securities may have a significant impact on our results of operations and are not predictable.

The value of certain of our investments in securities may decline significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2010, investments in securities represented 25.0% of our assets, and realized investment gains and losses have had and will continue to have a significant impact on our results of operations. The amounts of such gains and losses, which we record when investments in securities are sold, or in certain limited circumstances where they are marked to market or recognized at fair value, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the market value of the securities, which in turn may vary considerably, and our investment policies. We cannot predict the amount of realized gain or loss for any future period, and our management believes that variations from period to period have no practical analytical value. Furthermore, any gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation now existing in our consolidated investment portfolio or any portion thereof.

We may incur losses associated with counterparty exposures.

We face the possibility that a counterparty will be unable to honor its contractual obligations. These counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from entering into swap or other derivative contracts under which counterparties have obligations to make payments to us; executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Such counterparty risk is more acute in difficult markets where the risk of failure of counterparties is higher.

Our trading activities and derivatives transactions may produce material losses.

We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value, which may generate losses. In addition, we enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. Such derivatives transactions are designed to protect us against increases in exchange rates or interest rates or against decreases in such rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. Such losses could materially and adversely affect our future results of operations and cash flow.

The Brazilian government regulates the operations of Brazilian financial institutions and insurance companies, and changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

  minimum capital requirements;

  compulsory deposit/reserve requirements;
  investment requirements in fixed assets;
  lending limits and other credit restrictions;
  accounting and statistical requirements;
  solvency margins;
  minimum coverage; and
  mandatory provisions policies.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

In particular, the Brazilian government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments.

Parts of our business that are not currently subject to government regulation may become regulated in the future. For example, there are several legislative proposals currently under discussion in the Brazilian congress to regulate the credit card industry. Some of these proposals aim at increasing competition in the  industry and limiting the fees charged by credit card companies. On November 25, 2010, for example, the Central Bank issued new regulations on fees charged by financial institutions, including criteria for calculating minimum credit card payments. New regulations affecting the credit card industry may have a material adverse effect on the revenues from our credit card business. Such new regulations and other regulatory changes affecting other businesses in which we are engaged, including our broker dealer and leasing operations, could have an adverse effect on our operations and our revenues.

A majority of our common shares is held by one shareholder, whose interests may conflict with our other investors’ interests.

As of December 31, 2010 Fundação Bradesco directly and indirectly held 51.06% of our common shares. Under the terms of Fundação Bradesco’s by-laws, all of our officers, members of our Diretoria Executiva and department officers that have been working at Grupo Bradesco for more than ten years serve as members of the board of trustees of Fundação Bradesco. The board of trustees has no other members. Decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions could be made by Fundação Bradesco which may be contrary to the interests of holders of common shares, and which may have a negative impact on the interests of holders of common shares. For more information on our shareholders, see "Item 7.A. Major Shareholders."

Changes in regulations regarding reserve and compulsory deposit requirements and taxes may reduce operating margins.

The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank. For example, in February 2010, the Central Bank increased compulsory deposit requirements on time deposits. Then, in June 2010, it increased compulsory deposit requirements on demand deposits. In December 2010, it increased compulsory deposit requirements again on time deposits and also increased additional compulsory deposit requirements.

In January 2011, the Central Bank also introduced compulsory deposits on short foreign-currency positions. Some compulsory deposit rules were altered by the Central Bank in March 2011 primarily in order to encourage medium-sized banks to increase capital with income earned in fiscal 2010. The Central Bank may increase its reserve and compulsory deposit requirements in the future or impose new reserve requirements.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

  a portion of our compulsory deposits does not bear interest;
  a portion of our compulsory deposits must be held in Brazilian government securities; and
  a portion of our compulsory deposits must finance a federal housing program, the Brazilian rural sector, low income customers and small enterprises under a program referred to as a "microcredit program."

     As of December 31, 2010, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$65.2 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us. For more information on compulsory deposits, see "Item 4.B. Business Overview-Deposit-taking activities."

Changes in taxes and other fiscal assessments may adversely affect us.

     The Brazilian Government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes and the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing credit portfolio.

The Brazilian constitution used to establish a ceiling on loan interest rates, including bank loan interest rates, and the impact of the subsequent legislation regulating the subject is uncertain.

Article 192 of the Brazilian constitution, enacted in 1988, established a 12% per year ceiling on bank loan interest rates. However, since the enactment of the constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has recently been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the Brazilian Supreme Court in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts were made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

     On May 29, 2003, Constitutional Amendment No. 40 (or EC 40/03) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian constitution. This amendment allows the Brazilian Financial System to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

     With the enactment of the New Civil Code (or Law No. 10,406 of January 10, 2002), unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the Fazenda Nacional (the National Treasury). Currently, this base rate is the Selic, which was 11.75% per annum as of April 8, 2011. However, there is presently some uncertainty as to whether the Selic or the 12% per annum interest rate established in the Brazilian Tax Code should apply.

     The impact of EC 40/03 and the provisions of the New Civil Code are uncertain at this time but any substantial increase or decrease in the interest rate ceiling could have a material effect on the financial condition, results of operations or prospects of Brazilian financial institutions, including us.

     Additionally, certain Brazilian courts have issued decisions in the past limiting interest rates on consumer financing transactions that are considered abusive or excessively onerous in comparison with market practice. Brazilian courts’ future decisions as well as changes in legislation and regulations restricting interest rates charged by financial institutions could have an adverse effect on our business.

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

     Our results of operations and financial condition depend upon our ability to accurately assess the actual losses associated with the risks that we underwrite. Our current provisions are based on estimates that rely on then-available information and that involve a number of features including recent loss experience, current economic conditions, internal risk rating, actuarial and statistical projections of our expectations of the cost of the ultimate settlement of claims, such as estimates of future trends in claims severity and frequency, judicial theories of liability, the levels of and/or timing of receipt or payment of premiums and rates of retirement, mortality, morbidity and persistency, among others. Accordingly, the establishment of provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimates. Deviations occur for a variety of reasons. Reasons for such deviation include that, since we record our allowance for loan losses based on estimates of incurred losses, the allowance for loan losses might not be sufficient to cover losses; we might have an increased number of claims; or our costs could be higher than the costs we estimated. If actual losses materially exceed our provisions, we could be adversely affected.

We are jointly liable for claims of our clients if our reinsurers fail to meet their obligations under the reinsurance contracts.

     The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers' insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain responsible before our policyholders.

Our strategy of marketing and expanding Internet banking in Brazil could be badly received or more expensive than lucrative.

     We have aggressively pursued the use of the Internet for banking and to provide other services to our clients and expect to continue to do so. However, the market for our Internet products is rapidly evolving and is becoming increasingly competitive. We cannot predict whether, or how fast, this market will grow. Moreover, if we fail to adapt effectively to growth and change in the Internet market and technology, our business, competitiveness, or results of operations could be adversely affected.

     The Internet may prove not to be a viable Brazilian commercial marketplace for a number of reasons, including a lack of acceptable security technologies, potentially inadequate development of the necessary infrastructure, the lack of necessary development and commercialization of performance improvements, or a perceived unreliability of our systems by our clients.

Risks relating to the preferred shares and ADSs

The preferred shares and ADSs generally do not give their holders voting rights.

     Under Brazilian corporate law (Brazilian Law No. 6,404/76, as amended by Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as "Brazilian Corporate Law") and our bylaws, holders of our preferred shares, and therefore of our ADSs, are not entitled to vote at our shareholders' meetings, except in limited circumstances. This means, among other things, that holders of ADSs are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies.

In addition, in the limited circumstances where preferred shareholders are able to vote, holders may exercise voting rights with respect to the preferred shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are no provisions in Brazilian law or in our bylaws that limit ADS holders' ability to exercise their voting rights through the depositary bank with respect to the underlying preferred shares. However, there are practical limits to the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our preferred shareholders will either be notified directly or through notification published in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, on the other hand, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will send notice to the depositary bank, which will, in turn, as soon as possible, mail the notice of such a meeting to holders of ADSs with a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary bank how to vote the shares represented by their ADSs. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights will take longer for ADS holders than for holders of preferred shares. ADSs for which the depositary bank does not receive voting instructions in good time will not be able to vote at a meeting.

Except in certain circumstances, ADS holders may not exercise voting rights attached to the ADSs.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit our ability to sell preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets such as Brazil often involves greater risk than investing in securities of issuers in other countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw the preferred shares underlying the ADSs from the depositary bank at any time, your ability to sell the preferred shares underlying the ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization accounted for 8.3% of the aggregate market capitalization of the BM&FBovespa in March 2011.

Preferred shares and ADSs do not entitle you to a fixed or minimum dividend.

     Holders of our preferred shares and ADSs are not entitled to a fixed or minimum dividend. Pursuant to our bylaws, our preferred shares are entitled to dividends 10% higher than those assigned to our common shares. Although under our current bylaws we are obligated to pay our shareholders at least 30% of our annual adjusted net income, the shareholders attending our Annual Shareholders’ meeting may decide to suspend this mandatory distribution of dividends if the Board of Directors advises that payment of the dividend is not compatible with our financial condition. Neither our bylaws nor Brazilian law specifies the circumstances in which a distribution would not be compatible with our financial condition, and our controlling shareholders have never suspended the mandatory distribution of dividends. However, general Brazilian practice is that a company need not pay dividends if such payment would endanger the existence of the company or harm its normal course of operations.

As a holder of ADSs you will have fewer and less well-defined shareholders' rights than in the United States and certain other jurisdictions.

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

     Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, in Brazil, self-dealing and the preservation of shareholder interests may be less heavily regulated and regulations may not be as strictly enforced in Brazil as in the United States, which could potentially disadvantage you as a holder of the preferred shares underlying ADSs. For example, compared to Delaware general corporation law, Brazilian Corporate Law and practice have less detailed and well-established rules and judicial precedents relating to review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Delaware companies must hold 5% of the outstanding share capital of a corporation to have valid standing to bring shareholder derivative suits, while shareholders in Brazilian companies do not normally have valid standing to bring a class action.

It may be difficult to bring civil liability causes against us or our directors and executive officers.

     We are organized under the laws of Brazil, and all of our directors and executive officers reside outside the United States. In addition, a substantial portion of our assets and most or all of the assets of our directors and executive officers are located in Brazil. As a result, it may be difficult for investors to effect service of process within the United States or other jurisdictions outside of Brazil on such persons or to enforce judgments against them, including any based on civil liabilities under the U.S. federal securities laws.

If we issue new shares or our shareholders sell shares in the future, the market price of your ADSs may be reduced.

     Sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of our preferred shares and ADSs by diluting the shares' value. If we issue new shares or our existing shareholders sell the shares they hold, the market price of our preferred shares and therefore of our ADSs, may decrease significantly.

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

     Brazilian law requires that parties obtain registration with the Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the preferred shares must obtain the necessary registration with the Central Bank for payment of dividends or other cash distributions relating to the preferred shares or after disposition of the preferred shares. If you exchange your ADSs for the underlying preferred shares, however, you may only rely on the custodian's certificate for five business days from the date of exchange. Thereafter, you must obtain your own registration in accordance with the rules of the Central Bank and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), in order to obtain and remit U.S. dollars abroad after the disposition of the preferred shares or the receipt of distributions relating to the preferred shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the preferred shares. For more information, see "Item 10.D. Exchange Controls."

     If you attempt to obtain your own registration, you may incur expenses or suffer delays in the application process, which could delay your receipt of dividends or distributions relating to the preferred shares or the return of your capital in a timely manner. The custodian's registration and any certificate of foreign capital registration you may obtain may be affected by future legislative changes. Additional restrictions applicable to you, to the disposition of the underlying preferred shares or to the repatriation of the proceeds from disposition may be imposed in the future.

ITEM 4.     INFORMATION ON THE COMPANY

4.A.     History, Development of the Company and Business Strategy

The company

     We were founded in 1943 as a commercial bank under the name "Banco Brasileiro de Descontos S.A." In 1948, we began a period of aggressive expansion, which led to our becoming the largest private-sector commercial bank in Brazil by the end of the 1960s. We expanded our activities nationwide during the 1970s and conquered urban and rural markets in Brazil. In 1988 we merged with our real estate finance, investment bank and consumer credit subsidiaries to become a multiple service bank and changed our name to Banco Bradesco S.A.

     We are currently one of the largest private-sector banks (non-government-controlled) in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid-sized and small companies and major local and international corporations and institutions. We have the most extensive private-sector branch and service network in Brazil, allowing us to reach a diverse client base. Our products and services encompass banking operations such as loans and deposit-taking, credit card issuance, purchasing consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

     According to information published by SUSEP and by ANS, we are the largest insurance, pension plan and certificated savings plan group in Brazil on a consolidated basis in terms of insurance premiums, pension plan contributions and income from certificated savings plans. Títulos de capitalização, which we call "certificated savings plans," refers to a type of savings account combined with periodic cash-prize draws. According to the annual publication of Fundación Mapfre, in Spain, Grupo Bradesco de Seguros e Previdência was the largest insurance and supplementary private pension group in Latin America in 2009.

     In 2010, some of our subsidiaries ranked among the largest companies in Brazil in their respective markets, according to the sources cited in parentheses below, including:

Bradesco Seguros S.A., our insurance subsidiary ("Bradesco Seguros"), together with its subsidiaries, leader in terms of insurance premiums, shareholders' equity and technical reserves ("SUSEP" and "ANS"):
Bradesco Vida e Previdência S.A. ("Bradesco Vida e Previdência"), Bradesco Seguros' subsidiary is the largest company in the market in terms of private pension plan contributions, life and personal accident insurance premiums, investment portfolios and technical provisions ("SUSEP");
Bradesco Capitalização S.A. ("Bradesco Capitalização"), Bradesco Seguros' subsidiary offers certificated savings plans. Bradesco Capitalização is the leading private company in the market in terms of revenue from the sale of certificated savings plans ("SUSEP");
Bradesco Auto/RE Companhia de Seguros S.A. ("Bradesco Auto/RE"), Bradesco Seguros' subsidiary is one of the largest companies in its segment, offering automobile insurance, property/casualty and liability products ("SUSEP"); and
Bradesco Saúde S.A. ("Bradesco Saúde"), Bradesco Seguros' subsidiary offers health insurance, including coverage of medical and hospital expenses. Bradesco Saúde has one of the largest networks of healthcare service providers and is the health insurance market leader ("ANS").

  Bradesco Leasing S.A. Arrendamento Mercantil ("Bradesco Leasing"), is one of the leaders in terms of the present value of leasing portfolio ("ABEL");
  Bradesco Administradora de Consórcios Ltda. ("Bradesco Consórcios"), market leader in its segment with over 471,600 outstanding purchasing consortium quotas ("Central Bank"); and
  Banco Bradesco Financiamentos ("Bradesco Financiamentos") (former Banco Finasa BMC), leader in terms of vehicle financing ("Central Bank").

     We are also one of the leaders among private-sector financial institutions in asset management and underwriting debt securities, according to information published by the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais or "ANBIMA").

As of December 31, 2010, we had, on a consolidated basis:

  R$621.6 billion in total assets;
  R$219.3 billion in total loans;
  R$193.2 billion in total deposits;
  R$52.8 billion in shareholders' equity, including noncontrolling interest;
  R$85.7 billion in technical reserves for insurance claims, pension plans, certificated savings plans and pension investment contract operations;
  R$25.7 billion in foreign trading financing;
  26.6 million insurance policyholders;
  23.1 million checking account holders;
  41.1 million savings accounts;
  2.7 million certificated savings plans holders;
  2.0 million pension plan holders;
  1,257 Brazilian and multinational corporations with affiliated companies in Brazil as corporate customers;
  an average of 15.2 million daily transactions, including 2.2 million in our 3,628 branches and 13 million through self-service outlets, mainly Automatic Teller Machines, or ATMs, the Internet, and telephone and mobile services (Fone Fácil and Bradesco Celular);
  a nationwide network consisting of 3,628 branches, 32,015 ATMs and 4,480 special banking service stations and outlets located on the premises of selected corporate clients, as well as 11,057 shared network ATMs for operations such as cash withdrawal, statement printing, account balance information, loans, or money transfers between accounts; and

  a total of 3 branches and 8 subsidiaries located in New York, London, the Cayman Islands, Japan, Argentina, Luxembourg, Hong Kong and Mexico.

     Since 2009, we have been doing business in every single one of the municipalities in Brazil. Our extensive banking network takes us closer to our customers, providing our managers with information on economically active regions and other key conditions for our business. This knowledge helps us to assess and limit risks in loans, among other risks, as well as to service the particular needs of our clients.

     We are a business corporation organized under the laws of Brazil. Our headquarters is in Cidade de Deus, Vila Yara, 06029-900, Osasco, SP, Brazil, and its telephone number is (55-11) 3684-4011. Our New York Branch is located at 450 Park Avenue, 32nd floor, New York 10022-2605.

Recent acquisitions

     In July 2010 Bradesco announced the acquisition of 10.67% of the Capital Stock of Companhia Brasileira de Soluções e Serviços (CBSS) for R$141.4 million. In January 2011 Bradesco announced the acquisition of an additional 5.01% of CBSS's Capital Stock for R$85.8 million. As a result, Bradesco increased its total ownership interest in CBSS to 50.01%.

     In July 2010, Bradesco concluded the acquisition of 2.09% of the Capital Stock of Cielo S.A. (Cielo), for a total consideration of R$431.7 million, increasing its ownership interest in Cielo to 28.65%.

     In June 2010, Bradesco concluded the acquisition of the entire Capital Stock of the controlling group of Ibi Services S. de R.L. México ("Ibi México") and of RFS Human Management S. de R.L., a subsidiary of Ibi México. This transaction includes a partnership contract with C&A México S. de R.L. (C&A México) for a period of 20 years for the exclusive joint sale of financial products and services through C&A México chain stores.

2009 and 2008 acquisitions

     In October 2009 we announced that the board of directors of Odontoprev and Bradesco, the latter as indirect controlling shareholder of Bradesco Dental entered into a joint venture agreement in the dental insurance sector. Under the merger plan, Bradesco Dental became a wholly-owned subsidiary of Odontoprev, and Bradesco Saúde, the direct controlling company of Bradesco Dental, received shares representing 43.50% of Odontoprev's total capital. Together, Bradesco Saúde (43.50%) and Odontoprev's major shareholder, Mr. Randal Luiz Zanetti (7.56%), entered into a shareholders´ agreement to hold 51.06% of the combined company's capital.

     In June 2009, we entered into an agreement to acquire Ibi Participações S.A., Banco Ibi and its subsidiaries, for a total consideration of R$1.5 billion, paid to the former controlling shareholders in shares representing approximately 1.6% of Bradesco's capital stock. Banco Ibi is among the main credit card issuers in Brazil, both in the private label segment as well as in branded cards, and its acquisition substantially strengthened our position in both markets. The transaction includes a partnership with C&A Modas Ltda., a leader in the fashion and clothing markets, under which Bradesco started offering its financial products and services at C&A stores, for 20 years.

     Bradesco announced in April 2009 that through Bradesco Seguros e Previdência, its insurer group, it acquired 20% of the voting capital and total Capital Stock of Integritas, a holding company of Grupo Fleury, for R$342 million. Grupo Fleury, which has operated for the past 83 years, is one of Brazil's most renowned and respected medical and health organizations. It provides diagnosis, clinical treatment and medical analysis services and is a reference center for complex medical tests for some 1,500 clinical laboratories and hospitals.

     In March 2008, Banco Bradesco BBI S.A. ("BBI") entered into an agreement with the shareholders of Ágora CTVM S.A. ("Ágora Corretora") to acquire 100% of its total Capital Stock for R$908 million. On completion of the transaction in September 2008 following receipt of Central Bank approval, the Ágora Corretora shareholders received shares representing 7.8% of BBI's capital stock. Ágora Corretora thus became a wholly owned subsidiary of BBI. During November and December 2008, we repurchased 6.1% of BBI shares held by Ágora's former shareholders.

     In January 2008, we entered into an agreement with Marsh Corretora de Seguros Ltda. to acquire 100% of the total Capital Stock of Mediservice – Administradora de Planos de Saúde Ltda. ("Mediservice") for R$84.9 million. Mediservice has been operating in Brazil for 20 years and has offices in the cities of São Paulo, Rio de Janeiro and Salvador. It serves approximately 300,000 patients and has a network of nearly 30,000 accredited physicians, as well as dentists, laboratories, diagnosis centers, clinics, hospitals and emergency services. This acquisition expands the client portfolio of Grupo Bradesco Seguros e Previdência and reinforces its position in the health plan market. ANS approved the transaction in February 2008.

Other strategic alliances

     In March 2011, we announced that following a non-binding agreement we entered with Banco do Brasil S.A. and Caixa Econômica Federal in August 2010, which allowed Caixa Econômica Federal to join an earlier agreement we had with Banco do Brasil from April 2010, we entered into a binding memorandum of understanding with Banco do Brasil S.A. to launch the Elo business. The joint venture will encompass certain electronic payment businesses, including: (i) Elo Serviços S.A., the owner and manager of the Elo brand of debit, credit and pre-paid cards; (ii) the activities of Companhia Brasileira de Soluções e Serviços ("CBSS"), which will be directly or indirectly integrated into Elo Participações; (iii) our ownership interest in IBI Promotora de Vendas Ltda., which will be sold to CBSS; and (iv) our ownership interest in Fidelity Processadora e Serviços S.A., which will be sold to CBSS. The transactions will be completed upon satisfactory negotiation of the final documents and compliance with the applicable legal and regulatory requirements.

     In December 2010, Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários (BRAM), our asset management company, launched a new fund to invest in dollar-denominated securities issued abroad by Brazilian companies and the National Treasury. This new fund is now part of the family of investment funds called Bradesco Global Funds, which was launched by Bradesco in September 2009. These funds are domiciled in Luxemburg and are marketed exclusively to foreign investors. Bradesco Global Funds is an umbrella structure that provides investors with a series of investment funds, each with different investment objectives.

     In September 2010, we announced the sale of our controlling interest in CPM Braxis S.A. (CPM) to Capgemini S.A., reducing our ownership interest in CPM to 20%.

     In August 2010, Bradesco Seguros, ZNT Empreendimentos and Odontoprev signed a non-binding memorandum of understanding with BB Seguros, for developing and marketing products in the dental market.

     In February 2010, we entered into a non-binding memorandum of understanding with Banco do Brasil and Banco Santander (Brasil) to facilitate consolidation of operations of our respective networks of external self-service terminals (ATMs located outside branches). By concluding this transaction, we hope to have a business model that will facilitate our customers' access to some 11,000 external ATMS.

     In June 2009, Bradesco entered into a partnership with SEB - Skandinaviska Enskilda Banken, a Swedish bank, to offer cash management solutions to its clients, increasing Bradesco’s presence in the international market.

     In August 2008, we entered into an operational agreement with The Bank of Tokyo-Mitsubishi UFJ to manage investment funds through BRAM. In November 2008, BRAM launched the Bradesco Brazil Saiken Fund, a fixed-income investment fund aimed at Japanese retail investors who will be investing in Brazil. It was the first fund established in partnership with Mitsubishi UFJ Asset Management, an affiliate of The Bank of Tokyo-Mitsubishi UFJ.

     Our brokerage house in London, Bradesco Securities UK, Ltd. ("Bradesco Securities UK") began its activities in March 2008. Bradesco Securities UK acts as an intermediary in transactions between Brazilian companies and European and global institutional investors involving fixed-income and equity securities, and mainly focuses on intermediating purchases and sales of shares on the NYSE, NASDAQ and BM&FBovespa exchanges, the distribution of research reports and prospectuses, presentations to European and global investors and other investment banking activities.

Banco Postal

     Under the trading name Postal Bank (Banco Postal), we offer our products and services throughout Brazil, through a partnership arrangement with the government owned postal company (Empresa Brasileira de Correios e Telégrafos, or ECT), which we call Correios. These services started in March 2002, when we opened the first Postal Bank branch in the State of Minas Gerais. As of December 31, 2010 we had 6,203 correspondent offices or postal branches in 5,271 municipalities in Brazil, processing on average more than 45.4 million transactions monthly or more than 2.1 million transactions daily.

     Approximately 1,800 of the 6,203 correspondent offices or postal branches were set up in areas previously lacking banking services, thus directly or indirectly benefiting millions of people previously out of the financial system’s reach.

The Postal Bank offers basic services for low-income segments of the population, in particular:

  applications to open accounts;
  application for loans, financing and credit cards;
  withdrawals from checking and savings accounts, and social security (INSS) benefit payments;
  deposits in checking and savings accounts;
  balance enquiries and statements for checking and savings accounts, and social security (INSS) benefit payments;
  receipt of bank payment slips;
  processing utility bill payments;
  processing municipal, state and federal tax payments; and
  vehicle licensing.

     ECT will be holding a public bidding process sometime in 2011 to select its partner to offer banking services through post offices for the next 5 years, but has not yet defined a precise timetable for this process.

Bradesco Expresso

     In addition to Postal Bank services delivered at correspondent offices on premises of the Postal Service, we have also signed partnership deals to provide banking correspondent services under the trademark "Bradesco Expresso" through retail chains such as supermarkets, drug stores and bakeries. These points of service process utility bills and bank collection invoices for our clients and offer withdrawals from checking and savings accounts and pension payments.

     As of December 31, 2010, the Bradesco Expresso network totaled 26,104 points of service averaging more than 41.0 million transactions monthly or 1.9 million transactions daily. Retailers benefit directly from Bradesco Expresso through remuneration for their services, and also benefit indirectly from the increased through flow of people, which may boost both sales and client loyalty.

Business strategy

     We believe the Brazilian Financial System has been able to weather the sudden downturn in the global economy beginning in the second half of 2008 and the challenges posed by the financial crisis for the liquidity of major financial institutions. We expect the Brazilian economy to gradually resume growth as a result of a significant increase in the purchasing power of certain income segments of the Brazilian population, mainly low- and medium-income sections as well as growth in corporate investment. This would lead to sustained growth of demand for financial services and insurance in the coming years and, in the long-term, the Brazilian Financial System may be strengthened as a result of the present global economic crisis.

     Our main objective is to maintain our focus on the domestic market, and as one of the largest private banks in Brazil, boost our profitability, maximizing shareholder value and generating a higher rate of return than other Brazilian financial institutions.

     Our strategy to achieve these goals is focused not only on continuing to expand our client base but also on consolidating our position as a "complete bank," in the Brazilian market so that every client sees us as their "number one bank." We are increasingly segregating our products and services as we efficiently allocate our resources and talents to provide our clients with products and services that really meet their needs. We believe that our concern with our clients' financial profiles and our respect for their individuality results in greater satisfaction and loyalty. Segregating our financial services has also enabled us to leverage synergies from the integration of institutions we have acquired over the past years.

     We have the largest and, we believe, the best network of distribution channels among Brazilian private banks. This network comprises branches, points of banking services at workplaces or stores, ATMs, Postal Bank services and other third-party channels which showed particularly significant growth when major retailer chains agreed to act as our banking correspondents. We have approximately 83,500 physical points of banking services. Our well-distributed and extensive branch network optimizes logistics for the delivery of products and services and enables us to be fully competitive in retail banking. We intend to continue expanding and refining our branch network to provide more and better retail products and services to clients, in order to meet the growing demand for credit and insurance in the Brazilian market.

     We are also focused on expanding our wholesale operations in all aspects, especially our corporate and private banking services. The economic scenario in Brazil has significantly improved the performance of small and medium-sized companies, a market in which we believe we are well positioned to increase our market share.

     In addition, since 2006, we have been paying particular attention to our investment banking subsidiary Bradesco BBI. We will continue to retain and hire professionals for our highly qualified investment banking team, and we plan to make full use of our solid relationship with corporate clients and high-income individuals to develop our investment banking activities.

     We also intend to step up our entrance into markets in which we have traditionally been less focused, such as stockbroker services. The significant growth in the Brazilian securities market over the past years and our acquisition of Brazil's largest brokerage company, Ágora Corretora, made us one of the leaders in the brokerage market.

     We believe that our insurance segment has high growth potential, due to the low percentage of GDP covered by the Brazilian insurance industry. Brazilians are now earning higher average incomes so there are millions of new policyholders. We intend to tap growing demand for insurance products to consolidate our leadership across the range of insurance lines.

     We are also structuring our Organization to leverage scale and operational efficiency gains by segmenting insurance products through specialized companies for each specific type of insurance, which we call "multi-line" insurer. This approach allows us to avoid cross subsidies and retain full control over the performance of each line of products. We believe this structure may maximize insurance product sales, which have a high contribution margin and provide access to independent brokers.

     Additionally, in each of our business segments, we strive to be recognized by our clients as leaders in performance and efficiency. We closely monitor and continually seek to improve our level of operational efficiency.

     We understand that the success of a financial sector company depends not only on the number of clients it has but also on having highly capable, well-trained and dedicated personnel with strict work and ethical standards. Training, promotion and the creating of a culture of solidarity at work are keys to improving the business, in order to foster a cooperative and friendly environment in which our employees can develop long-lasting careers. In 2010, we were once again chosen in an employee survey by the "Guia Você S/A Exame" publication as one of the best companies to work for in Brazil.

     Finally, a cornerstone of our philosophy is doing business in accordance with the highest ethical standards. Our strategy is constantly guided by and focused on the pursuit of best corporate governance practices and the understanding that we must not only provide profit for our shareholders but also play a constructive role in society.

The following are key elements of our business strategy:

  expand through organic growth;
  maintain our profitability and consolidate our leadership in the insurance sector through the bank-insurance model;
  boost revenues, profitability and shareholder value by strengthening our loan and financing operations, our core business, and expand to new products and services;
  maintain our commitment to technological innovation;
  achieve profitability and shareholder return through ongoing improvement of our efficiency ratio;
  maintain acceptable risk levels in our operations; and

  expand through strategic alliances and selective acquisitions when advantageous.

Expand through organic growth

     Despite the global economic crisis, which began in the second half of 2008, we expect the Brazilian economy to recover and continue to grow. The Brazilian economy has been growing sustainably and over time has strategic opportunities for growth in the financial and insurance industries, mainly due to higher business volume in segments in which we are particularly well positioned. We plan to continue leverage this situation to boost our revenue, build profitability and maximize shareholder value as follows:

  seizing the opportunity to obtain new customers in the Brazilian market, mainly from the low- and middle-income brackets, whose financial and credit needs have not yet been served, while continuing to compete for the small group of clients in upper income brackets;
  expanding our financial services distribution channels by creatively developing new retail market products and utilizing third-party channels, such as our offer of credit cards, financial and insurance products and services through major retail chains, the Postal Bank and other banking correspondents;
  leveraging our existing distribution channels, including our traditional branch network and other means of distribution to detect demand for new products and expand the offer of traditional products, such as long-term financing and particularly real estate or housing credit, which is in renewed demand due to Brazil's monetary stability;
  using our client base to offer our products and services more widely and raising the average number of products used from 4.8 in December 2010, to an average of 5.0 products per client by December 2011;
  using our branch-based systems for assessing and monitoring clients' use of our products in order to channel them to the proper selling, delivery and trading platforms; and
  developing segmented products tailored to the profiles and needs of both our existing and potential clients.

Based on the bank-insurance model, maintain our profitability and consolidate our leadership in the insurance sector.

     Our goal is to have our customers look to us as their "number one bank" for all their banking, insurance and pension needs. We believe that we are in a privileged position to leverage synergies across our banking, insurance, pension and other financial businesses. These products are offered throughout Brazil through our banking network, the Internet and new and creative distribution channels. We also have specific channels offering these products based on our 25,367 insurance brokers and 8,883 brokers for pension products and VGBL (Vida Gerador de Benefício Livre). We continuously assist and encourage our brokers and dealers to improve services to our clients.

     At the same time, we are looking to boost the profitability of our insurance and pension plan business by using profitability metrics. Instead of only evaluating volume of premiums underwritten or amounts deposited, we consider the following factors:

  managing our portfolio and reserves;
  aggressively marketing our products and services; and

maintaining acceptable risk levels in our operations through a strategy of:
prioritizing insurance underwriting opportunities according to the "risk spread," which is the difference between the expected income under an insurance contract and the actuarially determined amount of claims likely to be paid under that same contract;
using hedging transactions to avoid mismatches between real inflation and provisions for interest rate and inflation adjustments in long-term contracts; and
using reinsurance agreements with well-known reinsurers, tapping the new situation in the Brazilian reinsurance market.

Increase revenues, profitability and shareholder value by strengthening our loan and financing operations, our core business, and expanding new products and services.

Our strategy to boost revenues and the profitability of our banking operations is focused on:

  building our traditional deposit-taking and loan and financing operations by continuously improving the quality of our loan portfolio, through risk mitigation plans and improving delinquency risk pricing models, ensuring appropriate provisions for expected losses on loans and better results on lending, monitoring and recovery;
  continuing to build our corporate and individual client base by offering services tailored to meet specific clients' profiles and needs;
  focusing aggressively on fee-based services, such as bill collection and payment processing;
  expanding our financial services and products that are distributed outside of the conventional branch environment, such as our credit card businesses, tapping changing consumer behavior in relation to financial services;
  growing our asset management revenues; and
  continuing to build our high-income client base by offering a wide range of personalized products and services.

Maintaining our commitment to technological innovation

     Developing efficient means of reaching customers and processing transactions safely and without discontinuity is a key element of our goal of boosting our profitability and capitalizing on opportunities for coordinated growth.

     We have been pioneers in our field for more than six decades by creating efficient strategies and positive impacts to anticipate future challenges. In this context, our use of cutting-edge technology stands out as a central pillar of our strategy for sustainability, business generation and easy client access to innovative and safe services.

     We believe we are among the Brazilian companies that invest most in research and development for the banking segment. Therefore, in order to further strengthen our IT environment and prepare it for the coming decades to come and heighten public perception of our technological resources based on best practices and existing technology, we have invested in a major strategic program titled "IT Improvements," which covers the five macro-areas of the IT chain (processes, applications, operational environments, technologies and infrastructure).

     We believe technology offers unparalleled opportunities to reach our customers in a cost-efficient manner. We are committed to being at the forefront of the bank automation process by creating opportunities for the Brazilian public to reach us through the Internet and other means of access, such as:

  expanding our "Bradesco Celular" mobile banking service, enabling customers to conduct their banking transactions using compatible mobile phones; and
  providing "Pocket Internet Banking" for hand-held devices and personal digital assistants or PDAs including mobile phones that enable our clients to access savings and checking account details, review recent credit card transactions, make payments, transfer funds and obtain information relating to our services.

Earning profitability and shareholder return constantly improving our efficiency ratio

We intend to improve our levels of operating efficiency:

  maintaining austerity as the basis of our cost control policy;
  continuously revising internal processes to reduce resource consumption and contribute to our policy of corporate sustainability;
  consolidating synergies posed by our recent acquisitions;
  continuing to reduce our operational costs through investments in technology that will minimize our costs per transaction, emphasizing our existing automated channels of distribution, including our wireless distribution systems, telephone, Internet banking and ATMs; and
  continuing to merge institutions we may acquire in the future into our existing system in order to eliminate overlaps, redundancies and potential inefficiencies and improve our gains of scale.

Maintaining acceptable risk levels in our operations

     We approach the management of risks inherent in our activities in an integrated manner, as a process within our internal controls and compliance structure, which we call "Risk Management Process." This process allows continuous improvement of our risk management models and minimizes the existence of loopholes affecting correct risk identification and assessment. The process provides a centralized and permanent method for identifying, measuring, controlling, monitoring and mitigating our credit, market, liquidity and operational risks.

     The existence of our Integrated Risk Management and Capital Allocation Committee, a statutory-level committee, guarantees the uniqueness of our risk management process. The committee advises our Board of Directors on policies, operational guidelines and for exposure to risks in the ambit of the consolidated financial and economic situation.

     In addition, we have three executive committees for issues related to credit, market, liquidity and operational risks, which, amongst other responsibilities, suggest tolerance limits for respective risks and devise risk mitigation plans for submission to the Integrated Risk Management and Capital Allocation Committee.

     We have two independent departments for global risk management and internal controls, the Integrated Risk Control Department and the Internal Controls and Compliance Department, which implement and continuously monitor the directives and processes formulated by our higher-level committees.

     Our internal risk management processes and groups, on par with the best international practices, assure the maintenance of our operational risks at adequate levels and the efficient allocation of our capital, which enables us to obtain competitive advantages.

Expanding through strategic alliances and selective acquisitions when advantageous

     We believe that Brazilian financial institutions will expand through organic growth in the coming years, but we also believe there may be opportunities to acquire other financial institutions. We think certain institutions that might be open to acquisition could pose niche opportunities such as consumer finance, credit cards, or investment banking. Therefore, we are continuously evaluating potential strategic alliances and consolidation opportunities, including proposed privatizations and acquisitions, as well as other methods that offer potential opportunities to increase our market share or improve our efficiency. When deciding on a potential alliance or acquisition, in addition to focusing on value and asset quality, we consider potential operating synergies, for cross-selling opportunities, acquisition of know-how and other advantages. The analysis of potential opportunities is based on their potential impact on our results.

Investments

     Our main investments between 2008 and 2010 are described in "Item 5.B. Liquidity and Capital Resources - Capital expenditures."

4.B. Business Overview

     We organize our operations in two main areas: (i) banking and (ii) insurance, private pension plans and certificated savings plans. See Note 27 to our consolidated financial statements in "Item 18. Financial Statements" for additional segment information.

As of December 31, 2010, according to the sources cited in parentheses below, we were:

  one of the leaders among private-sector banks in savings deposits, with 14.3% of savings deposits in Brazil and R$54.1 billion on deposit ("Central Bank");
  the largest provider of insurance, public pension plans and certificated savings plans in Brazil, with R$31.1 billion in net premiums written and revenues from supplementary pension plans and certificated savings plans ("SUSEP" and "ANS");
  the leader of the large banks in BNDES onlending special purpose funding to micro-, small- and medium-sized companies for the 9th consecutive year, with 57.4% of all loans being disbursed by us and having a presence in 93.6% of operations targeted at micro, small and medium-sized companies ("BNDES");
  one of the leaders in leasing operations in Brazil, with a leasing portfolio of R$16.4 billion at present value ("ABEL");

  one of the largest private-sector fund and portfolio managers in Brazil, with R$295.7 billion in total third-party assets under management, representing over 18% of the total Brazilian market ("ANBIMA");
  one of the largest credit card issuers in Brazil, with 86.5 million credit cards issued (Visa, American Express, MasterCard and private label cards) with sales on credit cards and private label of R$75.6 billion (Bradesco, Fidelity, Leader, American Express, Esplanada, Crediare and GBarbosa);
  one of the largest debit card issuers in Brazil, with 58.7 million debit cards issued;
  the leader in bank payment processing and collection in Brazil, with a market share of 26.7% ("Central Bank");
  the leader among private banks in number of client registrations in the Pre-Authorized Direct Debit (DDA) program, with over 2.0 million registered clients;
  the leader in active purchasing consortium quotas in the following three segments: real estate, automobile and trucks and tractors ("Central Bank");
  one of the leaders in automobile financing loans, with a market share of 17.4% ("Central Bank"); and
  the leading private-sector bank in benefit payments from the Social Security Institute (Instituto Nacional do Seguro Social, or INSS), with over 6 million "INSS" retirees, beneficiaries and other pensioners, accounting for 22.0% of the total number of INSS beneficiaries.

     Furthermore, Bradesco was classified as the most valuable brand in Brazil in 2010, among financial institutions, by consulting firm Superbrands and rated one of the best companies to work for in Brazil in the large company category by Guia Você S/A Exame magazine. We were also elected the best Insurance and best Health Insurance Company in a survey conducted by IstoÉ Dinheiro magazine. In September 2010, Bradesco was assigned GAMMA 7 Score (on a scale of one to ten) by Standard and Poor's (S&P). We believe this score, which is designed by S&P as a tool for investor protection against potential governance-related losses of value or failure to create value, reflects S&P's opinion of the relative quality of our corporate governance practices. We believe this score represents strong recognition of our general corporate governance practices and processes. Bradesco received again the Golden Peacock Global Award for Corporate Social Responsibility 2010, which recognizes the pursuit of the best practices of corporate social accountability.

Main subsidiaries

     The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2010 (all of which are consolidated in our financial statements in "Item 18. Financial Statements"). With the exception of Banco Bradesco Argentina, which was incorporated in Argentina, all of these material subsidiaries were incorporated in Brazil. For more information regarding the consolidation of our material subsidiaries, see Note 1(a) to our consolidated financial statements in "Item 18. Financial Statements."

Banco Bradesco S.A.
99.95% Banco Alvorada S.A Banks
100.00% Bradesplan Participações Ltda. Holding
100.00% União Participações Ltda. Holding
100.00% Banco Bradesco Cartões S.A. Cards
100.00% Banco Ibi S.A Banks
98.35% Banco Bradesco BBI S.A. Banks
100.00% Bradesco S.A. Corretora de TVM Securities Brokerage
100.00% BRAM - Bradesco Asset Management S.A. DTVM Asset Management
100.00% Ágora Corretora de Títulos e Valores Securities Intermediation
100.00% Banco Bradesco Financiamentos S.A. Banks
100.00% Banco Boavista Interatlântico S.A. Banks
99.99% Bradseg Participações Insurance
100.00% Bradesco Seguros S.A. Insurance
100.00% Bradesco Vida e Previdência S.A. Private Pension Plan and Life Insurance
100.00% Bradesco Capitalização S.A. Certificated Savings Plans
99.99% Bradesco SegPrev Investimentos Ltda. Holding
100.00% Bradesco Saúde S.A. Insurance
100.00% Bradesco Auto/RE Cia de Seguros S.A. Insurance
99.99% Banco Bradesco Argentina S.A. Banks
100.00% Bradesco Leasing S.A. Leasing
100.00% Banco Bankpar S.A. Banks
100.00% Tempo Serviços Ltda. Services
100.00% Alvorada Cartões, Créd., Financ. e Investimentos S.A. Credit and Financing

Revenues per business segment

The following table summarizes our main gross revenues by business area for the periods indicated.

     The sum of the segments shown in the table below may not correspond to the amounts shown on a consolidated basis, as they do not take into account immaterial activities or inter-segment transactions.

For additional segment information, see Note 27 to our consolidated financial statements in "Item 18. Financial Statements."

	Year Ended December 31,
	2008	2009	2010
	(R$ in millions)
Banking:
Loans(1)	33,662	32,708	37,291
Fees and commissions	7,883	8,371	9,759

Insurance and pension plans:(2)
Insurance	10,963	12,521	14,068
Pension plan income	710	607	692

(1)	Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.
(2)	This does not include private pension investment contracts. See "Insurance, pension plans and certificated savings plans."

     We do not break down our revenues by geographic regions within Brazil, and less than 10.0% of our revenues come from international operations. For more information on our international operations, see "International banking services."

Banking

     We have a diverse client base that includes individuals and small, midsized and large companies in Brazil. Historically, we have cultivated a stronger presence among the broadest segment of the Brazilian market, middle- and low-income individuals. In 1999, we set up our corporate department to serve corporate clients with annual revenues of R$250 million or more, and our private banking department to serve our individual clients with minimum net assets of R$2 million. In 2002, we created Bradesco Empresas (Middle Market) to cater for corporate clients with annual revenues of R$30 to R$250 million, in other to expand our business in the middle corporate market. In May 2003, we launched Bradesco Prime, which offers services to individual clients who either have a monthly income of at least R$6,000 or R$70,000 available for immediate investment. Bradesco Varejo ("Bradesco Retail") is our division for corporate clients with annual revenues of less than R$30 million and individual clients with monthly income of less than R$6,000. For more information, see "Distribution channels" and "Specialized distribution of products and services."

The following diagram shows the breakdown of our banking activities as of December 31, 2010:

The sum total of segments shown in the table below may not correspond to the amounts shown on a consolidated basis, as they do not take into account immaterial activities or inter-segment transactions.

The following table shows selected financial data for our banking segment for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	(R$ in millions)
Income statement data:
Net interest income(1)	19,054	25,551	28,817
Provision for loan losses	(6,651)	(10,822)	(5,769)
Non‑interest income(1)	10,564	15,721	13,145
Non‑interest expense	(20,620)	(21,554)	(26,512)
Income before income taxes(1)	2,347	8,896	9,681
Income tax and social contribution	1,970	(2,733)	(3,432)
Net income(1)	4,317	6,163	6,249
Net income attributed to noncontrolling interest	(42)	(6)	(16)
Parent Company's net income	4,275	6,157	6,233
Balance sheet data:
Total assets	373,908	418,926	533,838
Selected results of operations data:
Interest income:
Interest on loans	33,662	32,708	37,291
Interest on securities	5,576	4,660	5,331
Interest on federal funds sold and securities purchased under agreements to resell	6,465	7,701	8,867
Deposits from financial institutions	706	506	594
Brazilian Central Bank compulsory deposits	1,489	1,434	2,879
Others	38	35	36
Interest expense:
Interest on deposits	(9,636)	(11,446)	(11,312)
Interest on federal funds purchased and securities sold under agreements to repurchase	(9,619)	(9,179)	(11,392)
Interest loans	(9,627)	(868)	(3,477)
Net Interest Income	19,054	25,551	28,817
Fee and commission income	7,883	8,371	9,759

(1)	Includes income from related parties outside of the banking segment.

     We have a segmented customer base and we offer the following range of banking products and services in order to meet the needs of each segment:

  deposit-taking, including checking accounts, savings accounts and time deposits;
  loans (individuals and companies, real estate financing, microcredit, onlending BNDES funds, rural credit, leasing, among others);
  credit cards, debit cards and pre-paid cards;
  management of receipts and payments;
  asset management;
  services related to capital markets and investment banking activities;
  intermediation and trading services;
  custody, depositary and controllership services;
  international banking services; and
  purchasing consortiums.

Deposit-taking

     We offer a variety of deposit products and services to our customers through our branches, including:

Non-interest bearing checking accounts, such as:
Easy Account (Conta Fácil) – clients have a checking account and a savings account under the same bank account number, using the same card for both accounts;
Click Account (Click Conta) – no-fee checking account for minors (from 11 to 17 years old), with exclusive website and debit card, automatic pocket money service and free online courses, among other benefits;
Academic Account (Conta Universitária) – low fee checking account for college students, with subsidized credit conditions, exclusive website and free online courses, among other benefits; and
Cell Phone Bonus Account (Conta Bônus Celular) – monthly checking account fees are awarded as bonus for the clients´ prepaid cell phone.
investment deposit accounts;
traditional savings accounts, which currently earn the Brazilian reference rate, or taxa referencial, known as the "TR," plus 6.2% annual interest;
time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário - or "CDBs"), and earn interest at a fixed or floating rate; and
deposits exclusively from financial institutions, which are represented by Interbank Deposit Certificates (certificados de depósito interbancário - or "CDIs"), and earn the interbank deposit rate.

     As of December 31, 2010, we had 23.1 million checking account holders, 21.8 million of which were individual account holders and 1.3 million corporate account holders. On the same date, we had 41.1 million savings accounts. In the same period, our deposits (excluding deposits from financial institutions) totaled R$192.9 billion and we had a 14.3% share of the Brazilian savings deposit market, according to the Central Bank.

The following table shows a breakdown of our deposits by type of product on the dates indicated:

	December 31,
	2008		2009		2010
	(R$ in millions, except percentages)
Deposits from Customers:
Demand deposits	28,612	17.4%	35,664	20.8%	37,334	19.3%
Reais	28,246	17.2%	35,126	20.5%	36,932	19.1%
Foreign currency	366	0.2%	538	0.3%	402	0.2%
Savings deposits	37,768	23.0%	44,162	25.8%	53,436	27.7%
Reais	37,768	23.0%	44,162	25.8%	53,436	27.7%
Time deposits/certificates of deposit	97,423	59.2%	90,537	52.9%	102,158	52.9%
Reais	90,561	55.1%	85,221	49.8%	94,723	49.0%
Foreign currency	6,862	4.1%	5,316	3.1%	7,435	3.9%
Total deposits from customers	163,803	99.6%	170,363	99.5%	192,928	99.9%
Deposits from financial institutions	698	0.4%	752	0.5%	275	0.1%
Total	164,501	100.0%	171,115	100.0%	193,203	100.0%

We offer our clients certain additional special services, such as:

  "identified deposits," which allow our clients to identify deposits made in favor of a third party by using a personal identification number; and
  real-time "banking transfers" from a checking, savings or investment account to another checking, savings or investment account, including accounts at other banks.

Loans

The following table shows loans in Brazil broken down by type of product and period:

	December 31,
	2008	2009	2010
	(R$ in millions)
Loans outstanding by product type:
Loans to individuals	36,734	39,208	55,614
Real estate financing	5,308	6,841	10,079
Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") onlendings	14,480	16,014	26,382
Other local commercial loans	47,736	46,872	52,523
Rural credit	10,459	11,661	13,516
Leasing	20,096	19,787	15,277
Credit cards	2,501	3,452	5,000
Import and export financings	27,480	21,961	25,706
Foreign loans	2,769	2,958	5,020
Public sector loans	94	88	84
Total	167,657	168,842	209,201
Non‑performing loans	7,178	11,092	10,082
Total	174,835	179,934	219,283

The following table summarizes concentration of our outstanding loans by borrower by period.

	December 31,
	2008	2009	2010
Borrower size:
Largest borrower	1.3%	1.0%	1.2%
10 largest borrowers	6.5%	6.5%	6.0%
20 largest borrowers	10.4%	9.8%	9.3%
50 largest borrowers	16.9%	16.2%	14.8%
100 largest borrowers	22.1%	20.6%	18.8%

Loans and discounted loans

     Our loans and discounted loans, which consist mostly of consumer loans, corporate loans and rural loans, totaled R$219.3 billion as of December 31, 2010.

Consumer loans

     Our significant volume of individual loans enables us to reduce the impact of single individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

  short-term loans, extended through our branches to checking account holders and, within certain limits, through our ATM network. These short-term loans are on average repaid in four months with an average interest rate of 6.8% per month as of December 31, 2010;
  vehicle financings are on average repaid in seventeen months with an average interest rate of 2.5% per month as of December 31, 2010; and
  overdraft loans on checking accounts (which we call "Cheque Especial"), which are on average repaid in one month, at interest rates varying from 7.8% to 8.4% per month as of December 31, 2010.

     We also provide revolving credit facilities and traditional term loans. As of December 31, 2010, we had outstanding advances, vehicle financings, consumer loans and revolving credit totaling R$55.6 billion, or 25.4% of our credit portfolio as of that date. On the basis of loans outstanding on that date, we had a 12.5% share of the Brazilian consumer loan market, according to information published by the Central Bank.

     In April 2008, Banco Finasa S.A. was dissolved by its merger into Banco Finasa BMC S.A. and all of its assets and liabilities were transferred to Banco Finasa BMC S.A. In April, 2008, the merger of Banco Finasa S.A. into Banco Finasa BMC S.A. was approved by the Central Bank.

     In 2009 we repositioned the "Finasa" and "BMC" brands as "Bradesco Financiamentos" and "Bradesco Promotora," respectively.

Bradesco Financiamentos, our financing subsidiary, has two business lines:

  providing loans against repayment deducted from paychecks for public employees, INSS retirees and pensioners and private-sector employees. This nationwide retail operation is run through non-bank correspondents. In addition to paycheck loans, these points provide aggregated products such as credit cards, insurance, certificated savings plans, and purchasing consortiums, among others, that are sold in partnership with Bradesco's branch network or directly prospecting new customers; and

  financing and leasing for vehicles with solutions in CDC, leasing and others using own funds or onlending to Bradesco clients and non-clients, working in partnership with 24.195 retailers and dealers across the country in the segments of light vehicles, motorcycles and heavy vehicles.

Real estate financing

     As of December 31, 2010, we had 49,402 outstanding real estate loans. We financed 28.7% of the financial sector lending for civil construction in 2010, according to data published by the Central Bank. As of December 31, 2010, the aggregate outstanding amount of our real estate loans amounted to R$10.1 billion, representing 4.6% of our loan portfolio.

     Real estate financing is made through the Housing Finance System - SFH (Sistema Financeiro Habitacional), by the Housing Mortgage Portfolio - CHF (Carteira Hipotecária Habitacional) or by the Commercial Mortgage Portfolio - CHC - (Carteira Hipotecária Comercial). Loans from SFH or CHH feature variable-installment repayments and annual interest rates ranging from 7.8% to 11.5% plus TR, or 13.0% from CHC. Loans from SFH with pre-fixed installment repayment are made at annual interest rates of 12.7% for properties valued at no more than R$150,000.

     Residential SFH and CHH loans are for repayment within thirty years and commercial loans within ten years.

     Our individual loans made for construction purposes are repaid within 30 years, with 24 months to finish construction, a 2-month grace period and the remainder for repaying the loan. The annual interest rate on these loans is TR plus 10.5% for the SFH loans, or a fixed 12.7% for homes valued at R$150,000 or less.

     We also extend corporate financing for builders under the SFH. These loans are for construction purposes and typically specify 36 months for completion of construction work and repayments starting within 36 months after official registration of the building. These loans are charged the TR plus an annual interest rate of 12% during the construction stage for SFH loans, and TR plus an annual interest rate of 15% for CHH loans.

     Central Bank regulations require us to provide real estate financing in the amount of at least 65% of the balance of our savings accounts. In addition to real estate financing, mortgage notes, charged-off real estate financing, and other financings can be used to satisfy this requirement. We generally do not finance more than 80% of the purchase price or the market value of a property, whichever is lower.

Microcredit

     We extend microcredit to low-income individuals and small companies, in accordance with Central Bank regulations requiring banks to use 2% of their cash deposits to provide these loans. We started providing microcredit loans in August 2003. As of December 31, 2010, we had 57,737 microcredit loans outstanding, totaling R$47.1 million.

     In accordance with Central Bank regulations, most microcredit loans are charged at a maximum effective interest rate of 2% per month. However, microcredit loans for certain types of business or specific production have a maximum effective interest rate of 4%. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for individuals in general, (ii) R$5,000 for individuals developing certain professional, commercial or industrial activities or for micro companies, and (iii) R$15,000 for microcredit loans in certain segments. In addition, microcredit loans must be not for less than 120 days, and origination fee must be 1% to 5% of the loan value.

BNDES onlending

     The Brazilian government has a program to provide government-funded long-term loans with below-market interest rates to sectors of the economy that it has targeted for development. We borrow funds under this program from either (i) BNDES, the federal government’s development bank, or (ii) Agência Especial de Financiamento Industrial (Finame), which we call "Finame," the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on the loans based on the borrowers' credit. Although we bear the risk for these BNDES and Finame onlending transactions, they are always secured.

     According to BNDES, in 2010, we disbursed R$17.4 billion, 57.4% of which was loaned to micro-, small- and medium-sized companies. Our BNDES onlending portfolio totaled R$26.4 billion as of December 31, 2010, and accounted for 12.0% of our credit portfolio at that date.

Other local commercial loans

     We provide traditional loans for the ongoing needs of our corporate clients. We had R$52.5 billion of outstanding other local commercial loans, accounting for approximately 24.0% of our credit portfolio as of December 31, 2010. We offer a range of loans to our Brazilian corporate clients, including:

  short-term loans of twenty nine days or less;
  working capital loans to cover our customers' cash needs;
  guaranteed checking accounts and corporate overdraft loans;
  discounting trade receivables, promissory notes, checks, credit card and supplier receivables, and a number of other receivables;
  financing for purchase and sale of goods and services;
  corporate real estate financing;
  investment lines for acquisition of assets and machinery; and
  guarantees.

These lending products generally bear an interest rate of 2.0% to 7.5% per month.

Rural loans

     We extend loans to the agricultural sector by financing demand deposits, BNDES onlendings and our own funds, in accordance with Central Bank regulations. As of December 31, 2010, we had R$13.5 billion in outstanding rural loans, representing 6.2% of our credit portfolio. In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 6.8% as of December 31, 2010. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold, except BNDES onlending for rural investment which is repaid within a five years with repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

     Since July 2010, Central Bank regulations require us to use at least 29% of our checking account deposits to provide loans to the agricultural sector. If we do not reach 29%, we must deposit the unused amount in a non-interest-bearing account with the Central Bank.

Leasing

     According to ABEL, as of December 31, 2010, our leasing companies were among the sector leaders, with a 18.9% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2010 was R$86.3 billion.

     As of December 31, 2010, we had 614,222 outstanding leasing agreements totaling R$15.3 billion, representing 7.0% of our credit portfolio.

     The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

     Most of our leases are financial (as opposed to operational). Our leasing operations primarily involve the leasing of cars, trucks, cranes, aircraft and heavy machinery. As of December 31, 2010, 82.6% of our outstanding leases were vehicle leases, compared with 79.5% in the Brazilian leasing market as a whole.

     We conduct our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

     We obtain funding for our leasing operations primarily by issuing debentures and other securities in the domestic market.

     As of December 31, 2010, Bradesco Leasing had R$50.6 billion of debentures outstanding in the domestic market. These debentures will mature in 2028 and bear monthly interests at the CDI rate.

Terms of leasing agreements

     Financial leases represent a source of medium- and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions relating to products whose average life of five years or less, and 36 months for transactions for those with an average useful life of 5 years or more. There is no legal maximum term for leasing contracts. As of December 31, 2010, the remaining average maturity of contracts in our lease portfolio was 49 months.

Credit cards

     In 1968, Bradesco was the first bank to issue credit cards in Brazil, and as of December 31, 2010, we were one of Brazil's largest card issuers with a base of 86.5 million credit and private-label cards. We offer Visa, American Express, MasterCard credit and private label cards, which are accepted in over 200 countries.

     In April 2010 Bradesco and Banco do Brasil signed a non-binding memorandum of understanding for the preparation of a business model, involving: (i) the integration of part of their card operations and (ii) the launch of a Brazilian brand of credit, debit and pre-paid cards for account holders and non-accountholders. Completion of this deal is subject to technical, legal and financial studies, satisfactory negotiation of final documents and compliance with the applicable legal and regulatory requirements. For more information, see "Item 4.A. History, Development of the Company and Business Strategy - Other Strategic Alliances"

     Our partnership with American Express Company has enabled us to successfully operate their credit cards and other related activities in Brazil, in particular our exclusive issue of the Centurion line of cards, which includes the Membership Rewards Program, and management of the network of establishments taking Amex Cards.

     In addition, through our participation in Fidelity Processadora e Serviços S.A., as of December 31, 2010 we were one of the largest service providers of processing, customer services management and support activities in Brazil.

     In June 2010, we completed our acquisition of Ibi México and RFS Human Management in a deal that includes a 20-year partnership with C&A Mexico for exclusive sales of financial products and services in its stores.

     Since October 2010, our Visa and MasterCard credit cards have been processed by our subsidiary Fidelity Processadora e Serviços S.A. This was the largest change in credit card processing company in Latin America and was completed very successfully.

     This change will be advantageous for our development and maintenance of standard IT systems that can be tailored to specific client needs upon request, more responsive customer service, positive impact on our service network, and more flexibility on launching new products and services, thus boosting our competitiveness in the marketplace.

We earn revenues from our credit card operations through:

•	fees on purchases carried out in commercial establishments;
•	issuance fees and annual fees;
•	interest on credit card balances;
•	interest and fees on cash withdrawals through ATMs;
•	interest on cash advances to cover future payments owed to establishments that accept credit cards; and
•	several fees charged cardholders and affiliated commercial establishments.

We offer our customers the most complete line of credit cards and related services, including:

•	cards issued for use restricted to Brazil;
•	credit cards accepted nationwide and internationally;
•

 credit cards for high net worth customers, such as "Gold," "Platinum" and "Infinite/Black" Visa, American Express and MasterCard. Highlights are loyalty programs including the "Membership Rewards Program;"

•	cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;

  to enhance security, we are issuing chip-embedded credit cards for our entire client base, enabling cardholders to use passwords instead of signatures;
  corporate credit cards accepted nationwide and internationally;
  co-branded credit cards, which we offer through partnerships with traditional companies, such as airlines, retail stores, and others;
  "affinity" credit cards, which we offer through civil associations, such as sport clubs and non-governmental organizations;
  "CredMais" credit cards for employees of our payroll processing clients, which have more attractive revolving credit fees, and "CredMais INSS" credit cards for INSS pensioners and other beneficiaries with lower financing interest rates;
  private label credit cards, which exclusively target retail clients to leverage our business and build loyalty which may or may not have a brand for use with our retailers;
  SMS - Bradesco Message Service enables cardholders to have text messages sent to their mobile phone when a transaction with their card is made;
  CPB - Bradesco Ticket Card, a virtual card for corporates to manage and control airlines travel expenses;
  "Cartões Transporte Bradesco" - Bradesco’s card for transportation companies, shippers, risk management companies and truck drivers, with both prepaid and debit card functionalities;
  "Blue Credit Cards" a modernly designed credit card that offers special benefits for American Express clients with upscale lifestyles;
  "FixCard," with a reduced fee enabling cardholders to plan their monthly repayment;
  Flex Car Visa Vale Card is a prepaid card that offers the client more practical payment options for vehicle related expenses, such as fuel or parking and enables companies to set maximum credit available to each employee;
  payment of invoice in up to 12 fixed installments, with specific charges per type of card;
  Bradesco Unemployment Protection Insurance ("Seguro Proteção Desemprego Bradesco" ) settles or amortizes the amount due on the participant's credit card in the event of involuntary unemployment (for employed professionals) or permanent or temporary physical disability (for self-employed workers or professionals). Coverage varies by type of plan;
  Bradesco Unauthorized Purchase Protection Insurance ("Seguro Cartão Super Protegido Premiável Bradesco") settles or amortizes the amount due on the participant's credit card, excluding cash withdrawals, resulting from the card’s loss, robbery or theft. Protection covers a 7-consecutive-day period (168 hours) prior to the notification of the event, up to the credit card limit, with a ceiling of R$50,000;

  "Purchase with Change" is a service provided by Bradesco, Banco do Brasil and Banco Real, which enables clients to ask for cash back purchasing with the card;
  "Contactless" branded cards (pilot) enable clients to simply place the card next a scanner to make a payment;
  "Bradesco Corporate Checking Account Card" does checking account transactions and is ideal for small everyday expenses, with advanced technology making company business more convenient, faster and more secure; and
  "Gold Cards" with differentiated services in line with Bradesco's customer segmentation strategy, offering competitive products that provide profitability for the Bank and benefits for clients.

     We are authorized to accredit merchants with the Visa, American Express and Mastercard systems through our branches, and to transfer banking domiciles.

     In 1993, we launched the SOS Mata Atlântica card, which allocates a portion of its revenues to environmental causes. In 2008, we launched the Amazonas Sustentável credit card, the first credit card made of recycled plastic, and part of its revenues will be transferred to Fundação Amazonas Sustentável.

     As of December 31, 2010, we had more than 78 partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our clients and offer our credit card customers banking products, such as financing and insurance.

The following table shows credit cards we issued in Brazil for the years indicated:

	2008	2009	2010
	(In millions)
Card base:
Credit	35.3	79.6	86.5
Debit	48.0	53.3	58.7
Total	83.3	132.9	145.2
Revenue - R$:
Credit	46,704	55,294	75,561
Number of transactions:
Credit	607.4	722.6	959.1

Debit cards

     We first issued debit cards in 1981 under the name "Bradesco Instantâneo." In 1999, we started converting all of our Bradesco Instantâneo debit cards into new cards called "Bradesco Visa Electron." Bradesco debit cardholders may use them to purchase goods and services at establishments or make withdrawals through our self-service network in Brazil or the "Plus" network worldwide. Purchase amounts are debited to the cardholder's Bradesco account, thus eliminating the inconvenience and bureaucracy of writing checks.

Prepaid cards

     Bradesco concluded acquisition of part of CBSS's shares owned by Santander in July 2010, thus increasing Bradesco's ownership interest in CBSS from 34.3% to 45.0%. In January 2011, Bradesco acquired part of CBSS's shares owned by Visa International, thus increasing Bradesco's ownership interest in CBSS from 45.0% to 50.01%.

Management of receipts and payments

Management of receipts and payments

     In order to meet the cash management needs of our clients in both public and private sectors, we offer many electronic solutions for receipt and payment management, supported by a vast network of branches, banking correspondents and electronic channels, all of which aim to improve speed and security for client data and transactions.

     These solutions include: (i) collection and payment services and (ii) online resource management enabling our clients to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

     These solutions, which can also be customized, facilitate our clients' day-to-day tasks and help to generate more business for the Bank.

     We also earn revenues from fees and investments related to collection and payment processing services.

Global cash management

     The global cash management concept provides solutions for multinationals in Brazil and/or domestic companies operating abroad.

     Bradesco's Global Cash Management provides payments, receipts and treasury management services for companies to centralize cash regionally or globally through partnerships with banks worldwide.

Solutions for collection and other receipts

     In 2010, we processed 1,047.6 million receipts through our collection system, checks custody service, identified deposits and credit orders via our teleprocessing system (credit order by teleprocessing or OCT), which was 19.9% more than in the same period of 2009.

Tax collection solutions

     In 2010, we processed payments of 459.7 million documents related to taxes and other amounts due to governmental, public and private entities, which was 11.1% more than in the same period of 2009.

Check-custody services

     Under the post-dated check system, our clients pay for goods and services by writing checks payable at a future date. Sellers deposit the post-dated check on the future date, effectively postponing payment date. We hold such checks in custody for our clients to facilitate control of the document in the period from writing the check to the day it is deposited in the recipient's account.

Solutions for payment of suppliers, salaries and taxes

     Our volume of electronically processed transactions in 2010 was 337.8 million, an increase of 31.6% on the same period of 2009.

Production chain solutions

     In the current market, we believe companies operating in the same segment must act together to ensure better results. In this context, we have acted as a "Production Chain Bank" for all stages of the production process, posing solutions, products, services and partnerships to cater for all members of the production chain, whether they are suppliers, distributors, clients, or collaborators.

Public authority solutions

     Public administration also requires agility and technology in its everyday activities. We have a business area specifically to serve this market, which offers specialized services to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces) and notary officers and registrars, identifying business opportunities and structuring customized solutions.

     Our exclusive website developed for these clients poses corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services, meeting the needs and expectations of the Executive, Legislative and Judiciary branches. The portal also features exclusive facilities for public employees and the military showing all of our products and services for these clients.

     The relationship works through exclusive service platforms located nationwide, with specialized relationship managers to provide services to these clients, creating a closer relationship to conquer new business and establishing a consolidated presence with Public Authorities.

     In 2010, we participated in 61 public auctions across Brazil to provide payroll bank account services for government employees and were successful in 52, representing 293,596 new payroll bank accounts. As of December 2010, we processed over 1.5 million payroll payments totaling R$2.9 billion for public-sector bodies or entities.

Asset management

We manage third-party assets through:

  mutual funds;
  individual and corporate investment portfolios;
  pension funds, including assets guaranteeing the technical reserves of Bradesco Vida e Previdência;
  insurance companies, including assets guaranteeing the technical reserves of Bradesco Seguros; and
  Receivable funds (FIDCs), real estate and private equity funds (FIPs).

     As of December 31, 2010, we had R$295.7 billion in assets under management, of which R$202.2 billion were managed by Bradesco Asset Management and R$93.5 billion related to the fiduciary administration, custody and controllership services provided separately by the brokerage BEM Distribuidora de Títulos e Valores Mobiliários Ltda., which we call "BEM DTVM."

     In the same period we offered 1,146 funds and 221 managed portfolios to 3.1 million investors. We also offer a range of fixed income, equity, money market and other funds. Currently we do not offer investments in highly leveraged funds.

     The following tables show our portfolio of assets under management by number of investors, and number of investment funds and managed portfolios for each period.

	Distribution of Assets As of December 31
	2009	2010
	(R$ in millions)
Investment Funds:
Fixed income	201,012	242,751
Variable income	23,999	27,227
Third party share funds	5,641	5,629
Total	230,652	275,607
Managed Portfolios:
Fixed income	8,590	10,460
Variable income	7,552	8,470
Third party share funds	906	1,171
Total	17,048	20,101
Overall Total	247,700	295,708

	As of December 31
	2009		2010
	Number	Quota holders	Number	Quota holders
Investment Funds	960	3,169,464	1,146	3,125,605
Managed Portfolios	209	486	221	497
Overall Total	1,169	3,169,950	1,367	3,126,102

     Total assets in our investment funds grew 19.5% in 2010, mainly as a result of larger third-party investments in our fixed income investment funds, which have lower management fees than equity funds.

     Our products are distributed through our branch network, our telephone banking services and our internet site ShopInvest.

Services related to capital markets and investment banking activities

     As our investment bank, Bradesco BBI's business includes trading in equities and fixed-income assets, structured finance, mergers and acquisitions, project finance and private equity. BBI also manages trading for our brokerage and asset management firms Bradesco Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários, BRAM - Bradesco Asset Management, and Bradesco Securities Inc.

     In 2010, we coordinated placements worth R$144.8 billion for primary and secondary offerings of shares and debt instruments, accounting for 80.5% of the year's CVM-registered issues.

Equities

     Bradesco BBI coordinates and places public offerings of shares in the local and international capital markets, and intermediates public tender offers. In 2010, Bradesco BBI acted as lead coordinator for Petrobras in the world's largest ever IPO of common and preferred shares raising R$120 billion.

     Bradesco BBI was one of the main players in IPOs and follow-ons that went to the market in 2010. Of 22 CVM-registered IPOs in the period, Bradesco BBI acted as coordinator and joint book runner for 8 offerings worth a total of R$128.2 billion and ended the year 2010 placed third in ANBIMA's consolidated distribution ranking for equities. In addition, Bradesco BBI acted as one of the underwriters for the General Motors US$ 23 billion primary public offering, the largest ever in the United States of America.

Fixed income

     Several major deals were successfully closed in 2010 and BBI ended the year taking first place in ANBIMA's ranking for fixed-income origination with a combined total of over R$18 billion volume and a 24.3% market share.

     In addition to the local market, Bradesco BBI also operates in the international capital markets, originating and structuring debt transactions (notes or bonds) for placement with foreign investors. In the fourth quarter of 2010, Bradesco BBI was placed eighth by total issues in ANBIMA's ranking of issues on international capital markets published in December 2010.

Structured operations

     Bradesco BBI offers various funding solutions to clients through diverse financial instruments, including securitization.

     ANBIMA rankings published in December 2010 placed BBI first by number of deals involving securitization and real-estate receivables certificates (ANBIMA's Origination Ranking).

Mergers and acquisitions

     Bradesco BBI acts as advisor to important clients for mergers, acquisitions, asset sale, joint ventures, corporate restructuring and privatization. It is one of the leading investment banks in Brazil and the second largest in mergers and acquisitions ranked by number of transactions (as announced in September 2010).

Project finance

     Bradesco BBI has a sound record of acting as an advisor and arranging structured finance for several project finance and corporate finance deals, and in all cases pursues the best solutions for all different sectors of the economy. We believe it has excellent relationships with various development agencies such as BNDES, Banco Interamericano de Desenvolvimento (BID), the International Finance Corporation (IFC) and Banco do Nordeste do Brasil (BNB).

     Among the operations completed in 2010, a highlight was BBI's role as financial adviser to LLX Logística S.A. ("LLX"), which successfully obtained R$1.2 billion in long-term BNDES finance for a new port project in the southeast of Brazil (Superporto Sudeste).

Intermediation and trading services

     Through our wholly owned subsidiary Bradesco S.A. Corretora de Títulos e Valores Mobiliários, to be referred to as "Bradesco Corretora," we trade futures, options and corporate and Brazilian government securities on behalf of our customers. The clients of Bradesco Corretora include high net worth individuals, large companies and institutional investors.

     In 2010, Bradesco Corretora traded more than R$87.2 billion in the BM&FBovespa equities market and the exchange ranked us thirteenth in Brazil in terms of total trading volume.

     In addition, in the same period, Bradesco Corretora traded 9,862,475 futures, swaps and options totaling R$853.6 billion, on the BM&FBovespa. According to the BM&FBovespa, in 2010, Bradesco Corretora was ranked 20th in the Brazilian market, in terms of the number of options, futures and swaps contracts executed.

     With more than 45 years of tradition and efficiency in capital markets, Bradesco Corretora was the first brokerage firm to provide its clients with DMA-Direct Market Access, an innovative computer order routing service enabling investors to buy or sell assets directly in BM&FBovespa's market.

     BM&FBovespa, through its Operational Qualification Program, awarded the 5 Qualification Seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Web Broker) to Bradesco Corretora in September 2009, indicating excellence in futures transactions.

     Bradesco Corretora has 117 traders for retail investors and assisting our branch managers, 14 for Brazilian and foreign institutional investors, and 13 for BM&FBovespa.

     Bradesco Corretora offers its clients the ability to trade securities on the Internet through its "Home Broker" service. In 2010, "Home Broker" trading totaled R$17.9 billion, or 3.9% of all Internet transactions on BM&FBovespa, and Bradesco Corretora was the 8th largest Internet trader in the Brazilian market.

     Bradesco Corretora offers its clients full service investment analysis with coverage of the main sectors and companies in the Brazilian market, currently more than 100 companies. There are twenty industry specialists (senior analysts and assistants) on our analyst team reporting to clients with follow-up reports and share guides with an extensive database of projections and comparative multiples. In addition to analysis from our team of economists, Bradesco Corretora has a separate economic team catering to specific demand from its clients, focusing on the stock market.

     Through our "Share Rooms Project", clients have access to professionals able to advise on investing on the BM&FBovespa. Our constantly-expanding network of share rooms currently consists of 21 share rooms located throughout Brazil. This means that Bradesco Corretora provides direct customer service and closer relations with clients, training and certifying employees for a range of operations, including structured operations, and attracting new clients. This channel is very profitable and enjoys a high-level of take-up from investors, making for closer relations with our network of branches as loyal clients concentrate their funds with us. We expect to have 28 share rooms in strategic locations around Brazil by the end of 2011 and 34 by the end of 2012.

     We also offer a "Direct Treasury Program" enabling individual clients to invest in federal government bonds on the Internet by registering with Bradesco Corretora on our website.

     Bradesco Corretora also offers its services as a representative of non-resident investors for transactions in the financial and capital markets, in accordance with CMN Resolution No. 2,689/00, which we refer to as "Resolution 2,689/00." For more details of Resolution 2,689/00, see "Item 10.D. Exchange Controls."

Custody, depositary and controllership services

     In 2010, we were one of the main providers of capital market services and retained leadership in the domestic asset custody market, according to the ANBIMA ranking. Our modern infrastructure and specialized team offer a broad range of services such as: asset registration (shares, BDR - Brazilian Depositary Receipts, investment fund shares, Certificates of Real Estate Receivables or CRIs, and debentures); qualified custody for securities; custody of shares underlying Depositary Receipts (DRs); controllership services for investment funds ("CVM Instruction No. 409" Funds and Structured Funds) and managed portfolios; trustee and management services for investment funds; offshore funds; custody and representation for foreign investors; agent bank; depositary (escrow account - trustee) and clearing agent.

     We submit our processes to the Quality Management System ISO 9001:2008 and GoodPriv@cy certifications. Bradesco Custódia alone has 10 quality related and 3 protection and data privacy certifications.

As of December 31, 2010, Bradesco Custódia offered:

Controller and custody services for investment funds and managed portfolios and fiduciary asset management involving:
R$728.7 billion in assets under custody for clients using custody services, as measured by methodology used for the ANBIMA ranking;
R$818.6 billion in equity investment funds and portfolios using our controller services, as measured by methodology used for the ANBIMA ranking;
21 registered DR programs with a market value of R$120.7 billion; and
R$153.9 billion total assets under management in investment funds through BEM DTVM Ltda.
Asset registration:
Bradesco’s share registration system comprised 233 companies, with a total of 8.5 million shareholders;
our debenture registration system contained 150 companies with a total market value of R$161.9 billion;
our fund share registration system contained 153 investment funds with a market value of R$20.7 billion; and
we managed three registered BDR programs, with a market value of R$448.9 million.

International banking services

     As a private commercial bank, we offer a range of international services, such as foreign exchange transactions, foreign trade finance, lines of credit and banking. Our overseas network:

  New York City, a branch and Bradesco Securities Inc., our subsidiary brokerage firm, which we call "Bradesco Securities U.S.;"
  London, Bradesco Securities U.K., our subsidiary, which we call "Bradesco U.K.;"
  Cayman Islands, 2 Bradesco branches and our subsidiary, Cidade Capital Markets Ltd., which we call "Cidade Capital Markets;"
  Argentina, Banco Bradesco Argentina S.A., our subsidiary, which we call "Bradesco Argentina;"

  Luxembourg, Banco Bradesco Luxembourg S.A., our subsidiary, which we call "Bradesco Luxembourg;"
  Japan, Bradesco Services Co. Ltd., our subsidiary, which we call "Bradesco Services Japan;"
  in Hong Kong, our subsidiary Bradesco Trade Services Ltd; and
  in Mexico, our subsidiary Ibi Services, Sociedad de Responsabilidad Limitada.

Our Bradesco Nassau branch in the Bahamas closed on January 11, 2011.

     Our international transactions are coordinated by our foreign exchange department in Brazil with support from 12 operational units, and 14 foreign exchange platforms located in major exporting and importing areas nationwide.

Revenues from Brazilian and foreign operations

     The table below provides a breakdown of our revenues (interest plus non-interest income) arising from our operations in Brazil and overseas for the periods indicated:

	For the year ended December 31,
	2008		2009		2010
	(R$ in millions, except percentages)
Brazilian operations	76,215	98.4%	83,963	97.8%	91,926	98.5%
Overseas operations	1,248	1.6%	1,922	2.2%	1,381	1.5%
Total	77,463	100.0%	85,885	100.0%	93,307	100.0%

Foreign branches and subsidiaries

     Our foreign branches and subsidiaries are principally engaged in trade finance for Brazilian companies. Bradesco Europe also provides additional services to the private banking segment. With the exception of Bradesco Services Japan and Bradesco Trade Services, our branches abroad are allowed to receive deposits in foreign currency from corporate and individual clients and extend financing to Brazilian and non-Brazilian clients. Total assets of the foreign branches, excluding transactions between related parties, were R$54.6 billion, as of December 31, 2010, denominated in currencies other than the real.

     Funding for import and export finance is obtained from the international financial community by means of credit lines granted by correspondent banks abroad. In addition to this traditional source of correspondent banks, our funding from public and private issues of debt securities on international capital markets amounted to US$3.4 billion during 2010.

     Bradesco Argentina. To expand our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, the general purpose of which is to extend financing, largely to Brazilian companies established locally and, to a lesser extent, to Argentinean companies doing business with Brazil. In order to start its operations, we capitalized Bradesco Argentina with R$54.0 million from March 1998 to February 1999, and a further R$27.2 million in May 2007. As of December 31, 2010, Bradesco Argentina recorded R$74.1 million of total assets.

     Bradesco Europe (current business name). In April 2002, we acquired full control of Banque Banespa International S.A. in Luxembourg and changed its name to Banco Bradesco Luxembourg S.A. In

September 2003, Mercantil Luxembourg was merged into Banco Bradesco Luxembourg and the surviving entity was named Banco Bradesco Luxembourg. As of December 31, 2010, its total assets were R$1.7 billion.

     Bradesco Services Japan. In October 2001, we incorporated Bradesco Services Japan to provide support and specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil. As of December 31, 2010, its assets totaled over R$670,000.

     Bradesco Trade Services. A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the Standard Chartered Bank.

     Bradesco Securities (U.S. and U.K.) - Bradesco Securities, our wholly owned subsidiary, is a broker/dealer in the United States and England.

  The focus of Bradesco Securities U.S. is on facilitating the purchase and sale of shares, primarily in the form of ADRs. It is also authorized to deal bonds, commercial paper and deposit certificates, among other securities, and may provide investment advisory services.
  Currently, we have more than thirty ADR programs for Brazilian companies traded on the New York Stock Exchange. As of December 31, 2010, Bradesco Securities U.S. had assets of R$67 million; and
  Bradesco Securities U.K.'s focus is intermediating equity and fixed income trades of Brazilian companies for global institutional investors. As of December 31, 2010, Bradesco Securities U.K. had R$10.4 million in assets.

     Cidade Capital Markets. In February 2002, through BCN, Bradesco acquired Cidade Capital Markets in Grand Cayman, as part of the acquisition of its parent company in Brazil, Banco Cidade. As of December 31, 2010, Cidade Capital Markets had 63.6 million in assets.

Banking operations in the United States

     In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result, we may do business in the United States directly or through a subsidiary, and, among other lines, may sell insurance and certificates of deposit, provide underwriting services, act as advisors for private placements, provide portfolio management and merchant banking services and manage mutual fund portfolios.

Import and export finance

Our Brazilian foreign-trade related business basically consists of export and import finance.

     We provide foreign currency payments directly to foreign exporters on behalf of Brazilian importers, attached to receipt of local currency payment by the importers. Exporters are paid advances in local currency on closing an export forex contract for future receipt of the foreign currency on the contract due date. Export finance arrangements prior to shipment of goods are known locally as Advances on Exchange Contracts or "ACCs," and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods or services have been delivered, they are referred to as Advances on Export Contracts, or "ACEs."

     Other types of export finance include: export prepayment, onlending of funds from BNDES-EXIM, forfeiting through export credit notes and bills (referred to locally as "NCEs" and "CCEs").

     Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,000 correspondent banks abroad, 82 of which extended lines of credit at the end of 2010.

     As of December 31, 2010, the balance of our export finance was R$21.5 billion and our import finance R$4.2 billion. The volume of our foreign exchange contracts for exports reached US$ 45.6 billion, an increase of 20.3% on 2009. In 2010, the volume of our foreign exchange contracts for imports reached US$ 34.7 billion, a 40.5% rise on 2009. In 2010, based on Central Bank data, we had a 24.7% market share of Brazilian export finance, and a 19.5% market share in the Brazilian import market.

     The following table shows the composition of our foreign trade asset portfolio as of December 31, 2010:

December 31, 2010
(R$ millions)
Export financing:
Advance on foreign exchange contracts - undelivered bills	3,982
Advance on foreign exchange contracts - delivered bills	392
Export prepayment	9,312
Onlending of funds borrowed from BNDES/EXIM	4,964
NCE/CCE (Exports Credit Note/Exports Credit Certificates)	2,893

Total export financing	21,543

Import financing:
Import financing - foreign currency	2,734
Exchange discounted in advance for import credit	1,429

Total import financing	4,163

Total foreign trade portfolio	25,706

Foreign exchange products

     In addition to import and export finance, our clients have access to a range of services and foreign exchange products such as:

  purchasing and selling travelers checks and foreign currency paper money;
  cross border money transfers;
  advance payment for exports;
  accounts abroad in foreign currency;
  domestic currency accounts for foreign domiciled clients;
  cash holding in other countries;
  collecting import and export receivables;
  cashing checks denominated in foreign currency; and

  structured foreign currency transactions through our foreign units.

Purchasing consortiums

     In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "consortium," in which members pool their resources to assist each other with the purchase of certain consumer goods. The purpose of a consortium is to acquire goods, and Brazilian law forbids the formation of consortiums for investment purposes.

     In January 2003, our subsidiary Bradesco Consórcios initiated the sale of consortium memberships, known as "quotas," to our clients. Since May 2004, Bradesco Consórcios has been the leader in the real estate segment and, since December 2004, it has also been the leader in the vehicle segment. In October 2008, Bradesco Consórcios became leader in the truck/tractor segment. As of December 31, 2010, Bradesco Consórcios registered total sales of over 471,620 active quotas in the three segments, with total revenues of approximately R$22.3 billion and net income of R$253.4 million. Our purchasing consortium company (Bradesco Consórcios) manages plans for groups of purchasers buying real estate, automobiles, and trucks/tractors.

Insurance, pension plans and certificated savings plans

     The following diagram shows the principal elements of our insurance, pension plans and certificated savings plans segment as of December 31, 2010:

     The following table shows selected financial data for our insurance, pension plans and certificated savings plans segment for the periods indicated. Segment totals may differ from amounts shown on a consolidated basis, due to amounts for immaterial activities or transactions between segments.

	As of and for the year ended December 31,
	2008	2009	2010
	(R$ in millions)
Income statement data:
Net interest income(1)	6,295	7,569	8,605
Non-interest income(1)	12,977	15,900	16,776
Non-interest expense	(14,946)	(18,775)	(20,155)
Income before income taxes(1)	4,326	4,694	5,226
Income tax and social contribution	(1,545)	(1,661)	(1,975)
Net income(1)	2,781	3,033	3,251
Net income attributed to noncontrolling interest	(89)	(26)	(22)
Parent Company`s net income(1)	2,692	3,007	3,229
Balance sheet data:
Total assets	69,197	90,173	101,312
Selected results of operations data
Insurance premiums:
Premiums of life insurance and personal accidents	2,799	3,145	3,134
Health insurance premiums	5,259	6,099	7,071
Automobile and basic line insurance premiums	2,905	3,277	3,863
Total	10,963	12,521	14,068
Pension plan income	710	607	692
Interest income from insurance, pension plans, certificated savings plans and pension investment contracts	6,295	7,569	8,605
Changes in technical provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(4,225)	(6,008)	(6,209)
Insurance claims	(7,391)	(8,329)	(9,307)
Pension plan operating expenses	(482)	(410)	(456)

(1)	Includes income from related parties outside the segment.

Insurance products and services

     We offer insurance products through a number of different entities, which we refer to collectively as Grupo Bradesco de Seguros e Previdência. Grupo Bradesco de Seguros e Previdência is the largest insurer group in Brazil by total revenues and technical provisions, according to data published by SUSEP and ANS. The group provides a wide range of insurance products for both individuals and corporate clients. Products include health, life, personal accident, automobile and other assets.

     According to the annual publication of Fundacion Mapfre in Spain, Grupo Bradesco de Seguros e Previdência was the largest insurance and pension plan group in Latin America in 2009.

Life and personal accident insurance

     We offer life, personal accident and random events insurance through our subsidiary Bradesco Vida e Previdência. As of December 31, 2010 Bradesco Seguros had 20 million life insurance policyholders.

Health insurance

Health insurance

     The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their staff.

     On December 31, 2010, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A had more than 3.1 million beneficiaries covered by company plans and individual/family plans. Approximately 32,000 companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiary, including 42 of the top 100.

     Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2010, it included 10,530 laboratories, 12,398 specialized clinics, 16,787 physicians, 3,277 hospitals located throughout the country.

Automobiles, property/casualty and liability insurance

     We provide automobile, property/casualty and liability products through our subsidiary Bradesco Auto/RE. Our automobile insurance covers losses arising from vehicle theft and damage passenger and third-party injury. Retail property/casualty insurance is for individuals, particularly those with residential and/or equipment related risks and small- and medium-sized companies whose assets are covered by multi-risk business insurance.

     Of the mass property/casualty lines for individuals, our residential note ("Bilhete Residencial") is a relatively affordable and highly profitable product. For corporate clients, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our clients' and business needs. For corporate property/casualty and liability insurance, Bradesco Auto/RE has an exclusive highly specialized team that provides large business groups with services and products tailor-made to the specific needs of each policyholder. Top sellers in this segment are insurance policies for transportation, engineering and operational and oil risks.

     As of December 31, 2010, Bradesco Auto/RE had 1.5 million insured automobiles and 1.8 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Other Information

Sales of insurance products

     We sell our insurance products through brokers in our branch network and through non-exclusive brokers throughout Brazil. Bradesco Seguros pays brokers' fees on a commission basis. As of December 31, 2010, there were 25,367 brokers offering our insurance policies to the public. We also offer certain automobile, health, and property/casualty insurance products directly through our website.

Pricing

     Pricing for collective health insurance policies in Brazil is based on historical experience (i) medical, hospital and dental care costs, as well as (ii) frequency of utilization per procedure. Actuarial studies for pricing health insurance also take into consideration the distribution and frequency of claims by age brackets of the insured population and by geographical area, along with the insurance coefficients adopted according to the best actuarial practices.

     Life insurance pricing is usually based on life expectancy statistics, and in some cases, frequency average amounts of claims actually experienced by the Brazilian population. Any amount exceeding the reinsurance agreement limit is automatically transferred for reinsurance by IRB Brasil Resseguros S.A., known as "IRB."

     Automobile insurance pricing depends on frequency and severity level of claims, and includes many factors such as place of use of a vehicle and its specific characteristics. In line with market practice, we factor client profiles into automobile insurance pricing.

     The profitability of automobile insurance largely depends on detecting and correcting discrepancy between premium levels and expected claim costs. Among other factors premiums charged for damage insurance to vehicles include the value of the insured automobile. Consequently, premium levels partially reflect volume sales of new automobiles.

     Pricing for mass property/casualty insurance business is also based on frequency and average amounts of claims, and on specific characteristics of the insured party's location. Pricing for corporate property/casualty insurance varies with the specific characteristics of each risk insured. Depending on the type of coverage and/or amount insured we may have to consult the IRB to obtain the basis for an insurance contract.

Reinsurance

     Brazilian regulations set retention limits on the amount of risk insurance companies may underwrite without having to purchase reinsurance. Under these regulations, risk underwritten by Grupo Bradesco de Seguros e Previdência must be reinsured with the IRB if insured amounts exceed retention limits or if reinsurance is recommended for technical/actuarial decisions taken to minimize the risks of certain portfolios.

     On January 15, 2007, Brazil's Congress enacted Supplementary Law No. 126/07, which abolished the IRB's monopoly and allowed three types of reinsurer referred to as "local," "admitted" and "occasional," thus opening up Brazil's reinsurance market for competition. Law No. 126 classified IRB as a local reinsurer and authorized it to continue to do business and adjust in due course.

     As of the end of 2007, CNSP and SUSEP issued a number of normative instructions containing rules for reinsurance, retrocession and intermediation business, based mainly on CNSP Resolution No. 168/07.

     To be registered as admitted or occasional reinsurers in Brazil, foreign-based reinsurance companies must meet certain requirements, such as having at least 5 years experience in their country of origin, shareholders’ equity of at least US$ 100 million (admitted) or US$ 150 million (occasional), and certain minimum ratings from agencies Standard & Poor's, Fitch, Moody's or AMBest. For admitted reinsurers: BBB- (S&P/Fitch), Baa3 (Moody’s), or B- (AMBest); for occasional reinsurers BBB (S&P/Fitch), Baa2 (Moody’s), or B++ (AMBest).

     Through Decree No. 6,499/08, the President of Brazil set maximum limits for ceding to reinsurance companies by local insurers (10%) and local reinsurers (50%) in terms of premiums ceded for reinsurance in each calendar year. CNSP Resolution No. 203/09 raised the limit from 10% to 25% in the case of guarantee for public obligations and oil risks.

     Local reinsurers must be incorporated as sociedade anônima business corporation in Brazil with capital of at least R$60 million. As of March 31, 2011, under SUSEP Resolution No. 225/10, at least 40% of insurers' ceded risk must be placed with local reinsurers for both treaty and facultative contracts.

     By December 31, 2010, SUSEP had registered 87 reinsurance companies, including London Lloyd's, with 93 syndicates, to operate in Brazil. Thirty-one reinsurance brokerage firms are also authorized to intermediate reinsurance and retrocession operations.

     In 2010, Grupo Bradesco de Seguros e Previdência reinsured some R$194 million of reinsurance premiums, which was a relatively small amount compared with total written premiums. Although reinsurers are liable to cedants for the amount reinsured, insurers remain primarily liable to their insured for all risk assumed.

     Until May 30, 2010, Bradesco AUTO/RE contracted reinsurance with IRB-Brasil Re alone. As of that date, Bradesco AUTO/RE started doing business with other reinsurers for automatic reinsurances (reinsurance agreements under which Bradesco agrees to cede certain risks in accordance with contract terms and the reinsurer is obligated to accept those risks for a certain period of time) both proportional and non-proportional bases. These new reinsurers' capital and ratings are well above the minimum required by SUSEP and all are in the "admitted" category.

     IRB Brazil Re still has the largest share of all reinsurer contracts from Bradesco AUTO/RE and still is its sole reinsurer for facultative contracts.

Pension plans

     We have managed individual and corporate pension plans since 1981 through our wholly owned subsidiary Bradesco Vida e Previdência, which is now the leading pension plan manager in Brazil, as measured by pension plan contributions, investment portfolio and technical provisions, based on information published by Fenaprevi and SUSEP.

     Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from withholding taxes on income generated by the fund portfolio.

     As of December 31, 2010, Bradesco Vida e Previdência accounted for 31.2% of the pension plan and VGBL market in terms of contributions, according to Fenaprevi. Also according to the same source, managed pension funds accounted for 32.2% of VGBL, 23.3% of PGBL and 34.9% of traditional pension plans in Brazil. As of December 31, 2010, Bradesco Vida e Previdência accounted for 34.8% of all supplementary pension plan assets under management, 33.7% of VGBL, 23.5% of PGBL and 52.4% of traditional private pension plans, according to Fenaprevi.

     Brazilian law currently permits the existence of both "open" and "closed" private pension entities. "Open" private pension entities are those available to all individuals and legal entities wishing to join a benefit plan by making regular contributions. "Closed" private pension entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

     Our revenues from pension and VGBL plans have risen by an average of 14.7% over the past five years, largely due to increased sales of our products through our branch network.

     We manage pension and VGBL plans covering more than 2 million participants, 67.7% of whom have individual plans, and the remainder individuals covered by company plans. Company plans account for approximately 32.3% of our technical reserves.

     Under VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12% of the participant's taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption, or when benefits are paid out, tax will be levied on these benefits, pursuant to current legislation.

     VGBL and PGBL plans, and individual retirement fund plans (referred to as "FAPI") may be acquired by companies in Brazil for the benefit of their employees. In 2010, Bradesco Vida e Previdência managed R$42.3 billion in VGBL and R$13.3 billion in PGBL plans. Bradesco Vida e Previdência also managed R$21.9 billion in private pension plans.

     In accordance with US GAAP, we recognize VGBLs, PGBLs and FAPIs as pension investment contracts. During the accumulation phase of the pension investment contracts, when insured parties bear investment risk, contracts are treated as investment contracts. During the annuity phase, the contract is treated as an insurance contract with mortality risk. Funds related to pension investment contracts in which insured parties bear investment risk correspond to book value. Book values are not actuarially determined; they are increased to the extent that deposits are received and interest is credited (based on contractual provisions) and reduced by redemptions at the participant’s discretion.

     Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to specific needs of the corporate customer.

Bradesco Vida e Previdência earns revenues primarily from:

  Pension and PGBL plan contributions, life insurance and personal accidents premiums and VGBL premiums; and
  Revenues from management fees charged participants in accordance with mathematical provisions.

Certificated savings plans

     Bradesco Capitalização offers its clients certificated savings plans with the option of a lump-sum or monthly contributions. Plans vary in value (from R$8 to R$20,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$2 million (gross premiums). Clients’ contributions earn interest at a rate of TR plus 0.5% per month over the value of the mathematical provision. Certificated savings plans may be redeemed after a 12-month grace period. As of December 31, 2010, we had around 5.7 million "traditional" certificated savings plans and around 11.7 million incentive certificated savings plans. Given that the purpose of the incentive certificated savings plans is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short terms and grace periods with low unit sales value. As of December 31, 2010, Bradesco Capitalização had approximately 17.4 million certificated savings plans and 2.7 million clients.

Quality management system

     Bradesco Capitalização is the only Brazilian certificated savings plans company to be awarded ISO certification. In 2009, it was certified ISO 9001:2008 for the scope of management of plans. This certification awarded by Fundação Vanzolini attests to the quality of its internal processes and confirms the principle seen in the origin of Bradesco's plans: good products and services and continuous improvement.

Rating

     Bradesco Capitalização S.A. currently has a 'brAAA/Stable' rating from Standard & Poor's and remains the only company in the segment to earn this rating. The robust level of financial and property protection Bradesco assures its customers contributed to this result.

Treasury activities

     Our treasury departments trading includes derivative transactions, mainly for economic hedging purposes (known as "macro-hedge"). These transactions comply with limits set by our Senior Management and guidelines from our risk management unit using value-at-risk ("VaR") methodology. For more information about our value-at-risk methodology ("VaR"), see "Item 11. Quantitative and Qualitative Disclosures About Market Risk - Value at Risk" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk - Market Risk."

Distribution channels

     We have the largest private-sector banking network in Brazil. In 2010, we opened 174 new branches. Our branch network is complemented by other distribution channels such as ATMs, telephone banking services, and Internet and mobile banking. In introducing new distribution systems, we have focused on enhancing our security as well as increasing efficiency.

     In addition, to build stronger ties with our corporate clients, in 2010 we installed 368 new points of banking services on the premises of selected corporate clients, reaching a total of 4,480 points of banking service as of December 31, 2010. These points of service offer the same products and services as our branches.

     We also offer banking services in 6,203 Brazilian post offices and through our 26,104 banking correspondent offices. For further information about this distribution channel, see "Item 4.A. History, Development of the Company and Business Strategy-Other Strategic Alliances-Banco Postal."

     For information on our international branches as of December 31, 2010, see "International banking services."

Specialized distribution of products and services

     As part of our distribution system, we have five areas that offer a range of different products and services on an individualized in all specific segments of our client base. By segmenting the market, we aim to cater for different profiles and scales of clients, thus enhancing service and improving efficiency.

Bradesco Retail

     Bradesco retail provides banking services for all layers of the population, particularly individuals earning monthly incomes of up to R$6,000, and companies with annual revenues of up to R$30.0 million. As of December 31, 2010, we provided services for more than 22 million clients who carried out millions of transactions everyday at our 3,238 branches, 2,820 banking and electronic points of services (PABs and PAES), 1,600 mini-branches, 6,203 Banco Postal units, and 26,104 Bradesco Expresso units, comprising one of Brazil's most extensive service networks.

Bradesco Corporate

     Our Corporate segment was created in 1999 to serve companies posting annual revenues of more than R$250 million in most cases, served by a team of 132 with centralized relationship management offering both traditional and tailor-made products.

     Bradesco Corporate is ISO 9001:2008 certified for its entire structure including corporate customer service platforms.

Bradesco Empresas

     Bradesco Empresas was introduced to cater for companies posting annual revenues of R$30 - R$250 million through its 69 exclusive branches in the leading state capitals and strategically distributed throughout Brazil, as follows: Southeast 42, South 16, Mid-West 4, Northeast 5 and North 2.

     It offers the best management for business such as: loans, financings, investments, foreign trade, hedging, cash management and structured transactions, to ensure both customer satisfaction and good results for the Organization.

     The Bradesco Empresas team has 384 managers taking part in ANBIMA's Certification Program, as well as 196 assistant managers. Each relationship manager provides personal service for an average of 39 companies drawn from 12,656 grouping in various sectors of the economy.

     Bradesco Empresas manages funds totaling R$75.2 billion through loans, deposits, funds and collection.

     The Bradesco Empresas department earned NBR ISO 9001:2008 certification from Fundação Carlos Alberto Vanzolini for Client Relationship Management - Bradesco Empresas segment.

Bradesco Private Banking

     Bradesco Private Banking was started in 2000 for the sole purpose of advising high net worth individuals with over R$1 million in net financial assets to invest (raised to R$2 million as of July 2008). Bradesco Private Banking devises the best financial solution for each client on a tailor-made basis focusing on asset allocation, tax guidance and estate planning. Bradesco Private Banking has earned ISO 9001:2008 certification as well as the "GoodPriv@cy Data Protection Label" (2007), from the International Quality Network. In January 2009, the Bank was recognized by Euromoney magazine as Brazil’s best private-banking for the second consecutive year.

Bradesco Prime

     Bradesco Prime was created in May 2003 to target the high-income segment and provide services for individual clients with either monthly incomes of at least R$6,000 or investments worth at least R$70,000. Its mission is to be the bank of choice for these clients by focusing on quality relationships, and providing solutions for their needs through well-trained teams, adding shareholder and collaborator value while upholding our ethical and professional standards. The value of the Bradesco Prime segment is based on the following assumptions:

  Personalized services: provided by relationship managers, qualified professionals with certification from ANBIMA, managing a small number of portfolios and providing full financial advisory services;
  Exclusive facilities: Bradesco Prime customers have access to their own network of exclusive branches offering convenience and privacy to tend to their business affairs. Also at their disposal is the Bradesco nationwide branch network of ATMs under the brand names "Bradesco Dia & Noite" and "Banco24Horas";
  Exclusive products and services: Bradesco Prime has a comprehensive set of differentiated products and services, such as internet banking (www.bradescoprime.com.br), call center, online consultant, investment funds, special lines of credit, pension plans, and credit cards; and

  Bradesco Prime loyalty program: introduced to further enhance customer relationships. By purchasing products and services, customers gain points that can be converted into benefits such as 12 days of interest-free overdraft, or up to 40% reduced overdraft charges and up to 100% off the Bradesco Prime package of services.

     Throughout its history, by investing in technology, enhancing clients relationships and training its professionals, Bradesco Prime has earned an outstanding position in the Brazilian market for banking services for high-income clients and has consolidated as the largest banking services provider for these clients in terms of its service network, with 283 branches strategically positioned to serve over 467 clients.

     Since 2005, the Bradesco Prime Department has been certified by Fundação Carlos Alberto Vanzolini as ISO 9001:2008 in the scope "Bradesco Prime Segment Management," thus showing our commitment to continuous improvement of processes and customer satisfaction.

Branch system

     The principal distribution channel for our banking services is our branch network. In addition to offering retail banking services, our branches serve as a distribution network for all of the other products and services we offer to our customers, including our payment and collection management services, private banking services, credit cards and asset management products. We market our leasing services through channels operated by our branch network, as well as directly through our wholly owned subsidiaries Bradesco Leasing and Bradesco Financiamentos. Bradesco Corretora and Bradesco Consórcios also market brokerage, trading and purchasing consortium services through our branches. Bradesco Vida e Previdência sells its products through 8,883 independent agents nationwide, most of whom are based on our own premises. Compensation for these agents is commission-based.

     We sell our insurance products and pension plans through our website, through exclusive brokers based in our network of bank branches, and non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. As of December 31, 2010, there were 25,367 brokers were offering our insurance policies to the public. Our certificated savings plans are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

     The table below shows the distribution of sales of these products through our branches and externally:

	2008	2009	2010
	(% of total sales, per product)
Insurance products
Sales through the branches	35.5%	40.7%	40.0%
Sales outside the branches	64.5%	59.3%	60.0%
Pension plans products
Sales through the branches	82.3%	82.5%	81.7%
Sales outside the branches	17.7%	17.5%	18.3%
Leasing products
Sales through the branches	26.0%	53.5%	55.0%
Sales outside the branches	74.0%	46.5%	45.0%
Certificated savings plans
Sales through the branches	93.2%	92.3%	90.5%
Sales outside the branches	6.8%	7.7%	9.5%

Other distribution channels

     Our clients have easy access to their account details, to make financial transactions or acquire products and services through self-service channels, Fone Fácil (Easy Phone), Internet and Bradesco Celular.

     People with disabilities may rely on internet banking services for the visually impaired; personalized service for the hearing impaired using digital language on Fone Fácil, and access to the ATM self-service network for visually impaired persons and wheelchair users.

Self-service network

     As of December 31, 2010, our self-service network had 32,015 ATMs for the exclusive use of Bradesco clients, strategically distributed across Brazil to provide quick and convenient access to a wide range of products and services. Additionally, our clients may use 11,057 shared machines and Banco24Horas pools facilities with Bradesco, Banco do Brasil and Banco Santander, which provides transactions such as cash withdrawals, statements, balance status queries, loans, payments, transfers, among others.

Bradesco's self-service network and Banco24horas ATMs executed 2.0 billion transactions in 2010.

     Special needs customers can use Internet banking services for the blind, personalized service for the hearing impaired using digital language on Fone Fácil, and access for visually impaired persons and wheelchair users to the self-service network.

     Bradesco led banks in Brazil in the use of biometric reading systems. Our system is known as "Bradesco security in the palm of your hand" and it can identify clients by scanning their hand’s vascular pattern as a supplementary password for ATM users. This technology is available on 18,176 machines and has been used 105.9 million times as of December 2010.

Telephone services - Fone Fácil

     "Fone Fácil Bradesco" provides 24-7 telephone numbers for clients to access their accounts conveniently, quickly and securely using personalized electronic to obtain information, complete transactions and acquire products and services related to checking and savings accounts, credit cards and other products available on this channel.

     Clients may access several call centers using different numbers. Our main call centers are known as (translated): Internet Banking, Company Network, Purchasing Consortium, Private Pension Plan, Bradesco Financing, Collection and Hello Bradesco.

     Hearing impaired clients have separate telephone services using digital language technology so they can inquire about products and services provided by Bradesco.

During 2010, 332.9 million calls were registered, and 331.8 million transactions completed.

Internet

     "Portal Bradesco" consists of a set of 80 sites, of which 57 are institutional and 23 transactional, enabling users, wherever they are located, to access various products and services with security assured by our system of passwords and other keys. The sites hosted 2.4 billion transactions in 2010.

     "Bradesco Internet Banking" operates in the retail and prime segments, providing individual clients with products and services that can be accessed at any time from anywhere in the world. Internet banking allows our clients to check their account balances and statements, pay bills, transfer funds and request copies of document, among other services.

     In addition, we offer our corporate customers in the retail, middle market and corporate segments the "Bradesco Net Empresa" service. For their banking transactions, customers use a digital certificate with an electronic signature and the Bradesco Safety Key. Registered companies can thus optimize their businesses' financial management, and access products and services such as transfers between checking and savings accounts, payments, collection and transferring files.

     Bradesco also has exclusive sites for certain niches such as: Bradesco Universitários (students), Bradesco Nikkei (Brazilians working in Japan), Bradesco Poder Público (government) and Cidadetran, an exclusive site for offices facilitating vehicle documentation and for driving schools.

Bradesco Celular

     Clients may use mobile phones to obtain the balance of their account, get statements, make payments, buy prepaid mobile phone credits, transfer money, apply for loans, obtain share quotations and track buy and sell orders, among other transactions, conveniently and securely. Our website www.bradescocelular.com.br caries detailed information about the channel's products and services.

     In addition, "Bradesco Celular" enables customers to reload credits for prepaid cell phones from the phone itself, even if it has no credit.

     Using Infocelular, registered clients with mobile phones may be sent SMS messages relating to various types of banking transactions on their account quickly and securely, sorting by period and amount.

This channel was used to complete 32.5 million transactions during 2010.

Mail services

     In August 2001 we won a public bidding process held by the government owned postal service company Empresa Brasileira de Correios e Telégrafos (or ECT) to offer banking services in post offices as part of a project in which the nationwide network of post offices will be used to supplement the national financial system.

     Services offered include forwarding applications for opening new accounts, credit cards and loans, making deposits and withdrawals, receiving utility bills, taxes and bank invoice/pay-in slips etc. All decisions on credit and opening accounts are the responsibility of Bradesco.

     In March 2002, we opened our first branch in the state of Minas Gerais. As of December 31, 2010 we had opened 6,203 correspondent branches. Of the 6,203 correspondent branches, around 1,800 were opened in areas previously lacked access to banking services.

These clients are subject to our credit policy and limits.

Banking units in retail chains

     We have also entered into partnership agreements with retail chains, supermarkets, drug stores, grocery stores, etc., to provide correspondent banking services (mostly to pay bills, withdraw cash from checking and savings accounts, and receive pension payments). These offices are staffed by employees of our business partners, but all credit decisions are made by our employees.

Risk management and compliance

     In order to improve the corporate governance structure and keep it in line with best market practices, in December 2009, the Risk Management and Compliance Department was divided into two new units: Integrated Risk Control Department and Internal Controls and Compliance Department.

     This decision was made in order to strengthen the independence of, and boost focus on, corporate risk management activities (quantitative models), and internal controls and compliance (qualitative models).

Integrated risk control

The Integrated Risk Control Department (DCIR) is responsible for the following activities:

Risk management

     Risk management is of great strategic importance to us due to the increasing complexity of services and products we offer and the globalization of our business. As a result, we constantly seek to improve our processes based on best practices, local regulations and recommendations from the Basel Committee on Banking Supervision.

     We believe that measurement is crucial to support risk management. Accordingly, we work with some of the most modern statistical modeling tools to attain state of the art development and use of statistical models in order to constantly improve risk management and control, and optimize capital allocation.

     The principles of prudence and ethics are an important part of our policies, standards, procedures and goals. Decisions are guided by factors that combine return on measured risks with those of evaluated risks, enabling risk management to assist in defining the commercial objectives. These principles enable us to maintain a strong financial condition during periods of high market volatility.

     We seek to exercise control over risks in an integrated and independent manner, preserving and valuing collective decision-making, devising and implementing methodologies, models, risk measurement and control tools, as well as establishing policies, standards and procedures. We also promote the assimilation of the culture among employees at all levels, from the business areas to the Board of Directors.

     We believe these initiatives increase our operational efficiency, thereby reducing losses, as well as optimizing the use of capital.

     Detailed reporting on our risk management process, reference equity, capital requirements and our exposure to risk may can be found in the Report on our Investor Relations website www.bradesco.com.br/ir.

Risk Management Structure

     We believe that our risk management structure allows risks to be effectively identified, measured, mitigated, monitored and reported in an integrated manner, involving Senior Management when necessary.

     In order to obtain synergies throughout the risk management process, we have a permanent high-level forum called the Integrated Risk Management and Capital Allocation Committee, a statutory body presided over by our Chief Executive Officer, who advises the Board of Directors on the approval of institutional policies and risk exposure limits.

     The Integrated Risk Management and Capital Allocation Committee is assisted by the Executive Committees for the Management of Risks relating to a) credit, b) market and liquidity, c) operational and d) Grupo Bradesco de Seguros e Previdência, in addition to Executive Committees in the business areas, which, among others, suggest the tolerance limits for their respective risks and prepare the mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

Credit risk

     Credit risk is the possibility of losses associated with a borrower’s or counterparty’s failure to comply with their contractual liabilities under the terms agreed upon, as well as the depreciation of loan agreements resulting from deterioration in the borrower's risk rating, the reduction in gains or remunerations, including benefits granted in renegotiations, recovery costs and other amounts related to the counterparty’s noncompliance with the financial obligations.

     Credit risk management is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

     We carefully control our exposure to credit risk, which mainly results from credit operations, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments and financial guarantees.

     In order to ensure the quality expected from the portfolio, we focus on all aspects of the credit granting process, including credit concentration, guarantee requirements and maturities.

     We aim to map all the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers, as well as their measurement and mitigation plans. Control is exercised on a corporate, centralized and standardized basis.

Credit Risk Management Process

     Credit risk management is conducted in an institution-wide, centralized manner. All exposure to risk is analyzed, measured, classified and monitored independently by the Credit Risk area.

     The Credit Risk area actively participates in improving the customer risk rating models, following up large risks by periodically monitoring major delinquencies and the provisioning levels for expected and unexpected losses.

     The Credit Risk area continuously reviews the internal processes, including the roles and responsibilities, information technology training and requirements, and evaluations of risks during the creation or revision of products and services.

     As part of our philosophy of risk information disclosure, several meetings are held to monitor and control credit risk. The Business Areas and the Diretoria Executiva participate in Loan Portfolio Monitoring and Recovery meetings to examine the evolution of the loan portfolio, delinquency, allowance for loan losses, loan recoveries, portfolio concentrations and other items for each business segment of our Organization and throughout the conglomerate on a monthly basis. This information is also reported to the Audit Committee on a monthly basis.

     The Executive Credit Risk Management Committee, which is a deliberative body, meets every quarter to:

  evaluate and recommend strategies, policies, standards and methodologies to measure the risk to the Integrated Risk Management and Capital Allocation Committee;
  follow and assess the credit risk and the measures taken to mitigate said risks;
  follow and assess alternatives to mitigate the credit concentration risk;

  monitor the implementation and introduction of methodologies, models and tools for the corporate management of credit risk;
  evaluate whether the allowance for loan losses is sufficient to cover the expected loan losses;
  follow behavior and evolution of the credit market, as well as evaluate the impacts, risks and opportunities for us; and
  regularly inform the Integrated Risk Management and Capital Allocation Committee of its activities and make recommendations it deems important.

     The credit risk management process includes a periodic self-appraisal to incorporate new practices and processes, as well as to monitor projects to meet the New Basel Capital Accord requirements. All activities are duly monitored to improve the management processes.

Market Risk

     Market risk is the possibility of a loss of income due to fluctuating prices and rates resulting from mismatched maturities, currencies and indicators of our asset and liability portfolios.

     Market risk is carefully identified, measured, mitigated and managed. We have a conservative exposure profile to market risk, with the market risk guidelines and limits monitored independently on a daily basis.

     Market risk is controlled for all companies in our Organization in a corporate-wide and centralized manner. All activities exposed to market risk are mapped, measured and classified according to probability and magnitude, with their respective mitigation plans duly approved by the governance structure.

     We measure and manage market risks using methodologies and models adapted to our local and international market conditions to ensure that our strategic decisions are implemented quickly and reliably.

     We use Value at Risk (VaR), Economic Value of Equity (EVE), stress tests and sensitivity analysis, as well as management of results and financial exposure limits to measure and control market risk. In order to determine our trading portfolio risk, we use the VaR methodology, which is monitored daily and has a historical accuracy level of 99%. The VaR methodology provides an estimate of maximum potential loss that may be expected for a given adverse event, and volatilities and correlations are derived from statistical methods. Measurement of the banking portfolio's interest rate risk is based on the EVE methodology, which evaluates the impact on our portfolios based on economic scenarios provided by our economic research area, and any positive or negative movements of yield curves affecting our assets and liabilities.

     We aim to be in line with the best international market practices, local regulations and recommendations of the Basel Committee for Banking Supervision. On June 30, 2010, we applied to the Central Bank to use its internal market risk models for risk measurement and capital allocation, according to the requirements of the Central Bank and the New Basel Capital Accord.

     Our market risk management process relies on the participation of all levels of our Organization, from the business units to the Board of Directors.

     In line with best practices for corporate governance and in order to preserve and strengthen our management of market and liquidity risks, as well as to meet the requirements of National Monetary Committee (CMN) Resolution No. 3,464/07, the Board of Directors approved the Market and Liquidity Risk

Management Policy, which is reviewed every year by the relevant committees and the Board of Directors itself, providing the main operational guidelines for accepting, controlling and managing market and liquidity risk.

     In addition to this policy, we have several specific rules that regulate the market and liquidity risk management process, including:

  Classification of operations;
  Reclassification of operations;
  Trading in Government or private securities;
  Use of derivatives; and
  Hedge.

Market Risk Management Process

     Management of market risk involves diverse areas, with specific duties in the process, with the aim of ensuring an efficient structure in the measurement and control of market risk. This process, approved by the Board of Directors, is also revalidated annually by the relevant risk management committees and the Board of Directors itself.

     Market risk limit proposals are validated by specific business committees and submitted to the Integrated Risk Management and Capital Allocation Committee for its approval, pursuant to the limits defined by the Board of Directors according to the operation’s characteristics, and are classified as follows:

     Trading portfolio: comprises all operations involving financial instruments, including derivatives, held-for-trading or used to hedge other instruments in the trading portfolio, which have no trading restrictions. Held-for-trading operations are those destined for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

     Banking portfolio: comprises operations not classified in the trading portfolio and consists of structural operations arising from our diverse business lines and their respective hedges.

For the trading portfolio, we monitor the following limits:

•	risk;
•	stress;
•	results; and
•	financial exposure.

For the banking portfolio, we monitor the following limits:

•	interest rate risk; and
•	equities portfolio.

     Market risk is also monitored by meetings of the Executive Treasury Committee and the Market and Liquidity Risk Management Committee. In addition to monitoring, the Integrated Risk Management and Capital Allocation Committee is responsible for holding special meetings to analyze positions and situations if the risk exposure tolerance limits are exceeded and informing the Board of Directors on the measures and strategies adopted to be approved, when necessary.

The following items are discussed in the weekly meetings of the Executive Treasury Committee:

  report and follow-up of results, behavior and risks of diverse portfolios and indexes held by our Organization, including liquidity reserves;
  definition of treasury’s operational strategies in order to optimize results, based on the analysis of the domestic and foreign political and economic scenarios;
  validation of the proposed risk exposure tolerance limits for treasury, to be submitted for approval by the Integrated Risk Management and Capital Allocation Committee and the Board of Directors; and
  validation of the proposed liquidity policy to be submitted for the approval by the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

The meetings of the Executive Market and Liquidity Risk Management Committee are held at least every quarter:

  to ensure compliance with our Liquidity and Market Risk Management Policy;
  to ensure the effectiveness of the liquidity and market risk management processes;
  to approve and review the definitions, criteria and tools as well as the measure(s) to be adopted, including methodologies as well as mathematic, statistics and econometric models in relation to market risk management and liquidity;
  to evaluate and submit to the validation of our Integrated Risk Management and Capital Allocation Committee the policy, structure, roles, procedures and responsibilities of the areas involved in the liquidity and market risk management process, as well as reviews carried out at least once a year;
  to validate the behavior of results, backtesting of models and other matters deemed pertinent;
  to create conditions for reviews by the Independent Validation and Models Area and by the internal and independent audits; and
  to delegate responsibilities to the technical commissions involved in the market and liquidity risk management process.

For more information on how we evaluate and monitor market risk, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Liquidity risk

     Liquidity risk is the possibility of us not having enough funds to meet our obligations due to mismatches of payments and collections, taking into consideration different currencies and settlement terms for our rights and obligations.

     Understanding and monitoring this risk is crucial, especially for our Organization to be able to settle transactions in a timely and secure manner.

Liquidity Risk Management Process

     One of the objectives of our Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to establish the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML), as well as the strategy and action plans for liquidity crisis situations. The policy and controls we established fully comply with CMN Resolution No. 2,804/00.

     Our criteria and procedures determine the minimum liquidity reserve to be maintained on a daily basis and the types of assets considered as funds available. We manage liquidity in both normal and crisis scenarios, with action strategies for each scenario. The Treasury Department is in charge of managing our liquidity.

     The monitoring is conducted independently from the management area, which is the Treasury Department. In the liquidity risk management process, the back-office area is responsible for providing the necessary information to the management and for monitoring the compliance with the limits established. The risks area is responsible for measuring the minimum liquidity level, reviewing the policies, standards, criteria and procedures, and conducting studies for new recommendations.

Operational Risk

     Operational risk is the loss resulting from inadequate or faulty internal processes, people, systems and external events. This includes legal risk, but does not consider strategic and image risks.

Operational Risk Management Process

     We regard operational risk management as part of a process of continuous improvement to follow the evolution of our business and minimize gaps that may jeopardize the quality of operational risk management.

     Our governance process to manage operational risk is monitored on a quarterly basis by the Executive Committee of Operational Risk Management (CERO) and by the Integrated Risk Management and Capital Allocation Committee (COGIRAC). The duties of the Executive Committee of Operational Management are:

  ensuring that our Operational Risk and Business Continuity Management Policies are complied with;
  guaranteeing the effectiveness of our operational risk and business continuity management process;
  approving and reviewing the definitions and criteria, as well as the mathematical and statistics models and calculations related to the amount of capital allocation regarding operational risk management;

  evaluating and submitting to the validation of our Integrated Risk Management and Capital Allocation Committee of the policy, structure, roles, procedures and responsibilities involved in the management of operational risk, as well as the reviews carried out at least once a year;
  creating the conditions for the internal and independent auditors to carry out their review; and
  approving methodologies, definitions, criteria and tools for managing the continuity of the business.

Management of internal controls and compliance

     The Compliance and Internal Control Department, which reports to an Executive Officer who then reports to the CEO, is responsible for the activities of the Internal Controls Area.

Internal control area

     Based on a policy defined and approved by the Board of Directors, we update all components of the internal controls system to mitigate possible potential losses arising from risk exposure and to strengthen processes and procedures focused on Corporate Governance. We also establish additional methodologies and criteria for the identification, classification, evaluation and monitoring of risks and controls thereof.

     The Internal Controls and Compliance Area is in charge of preparing and disclosing technical rules, criteria and proceedings related to internal controls and compliance to all Compliance Agents in the departments and our affiliates.

     Compliance agents are responsible for executing the identification, classification, assessment and monitoring of risks and controls as well as performing adherence tests and preparing action plans, as per models set forth by the Internal Controls Area.

     The reports with diagnoses on the effectiveness of the internal controls system are regularly submitted to the evaluation of the Audit and Internal Controls and Compliance Committees at meetings. The Committees issue an opinion semi-annually on the effectiveness of our internal controls and submits it to the Board of Directors’ for approval.

     The quality of our staff, as well as our investments in technology and training have allowed us to create internal controls and compliance management that are effective and consistent with international standards and comply with foreign and Brazilian legal requirements.

     In addition, our Internal Controls area is responsible for coordinating and/or participating in the development of initiatives to strengthen collaborator ethical culture based on guidelines from Bradesco's ethical conduct committee.

Internal Controls Management Methodology

     We exercise management of key risks based on a methodology that gathers eight major activities arranged in a logical sequence of execution which, when concluded, enables us to assert that our internal controls system is effective. For operational processes, this methodology is in line with the ERM - Enterprise Risk Management structure of COSO - Committee of Sponsoring Organizations, of COBIT - Control Objectives for Information and Related Technology for the information technology environments.

The Methodology of Risk and Control Management encompasses the following activities:

  Activity 1: Formalizing the process - documenting the flow of operational processes related to products, services and activities;
  Activity 2: Identifying risk events - identifying the potential risk events, generated either by external or internal activities, or both;
  Activity 3: Assessing risks/Answering on risks/Assessing controls - classifying and measuring exposure to inherent risks, establishing the respective type of answer (Accept, Avoid, Mitigate or Transfer the risk), identifying the existence and adequacy of the layout and effectiveness of associated control;
  Activity 4: Acting on risks (executing) - identifying gaps, preparing and following up on the implementation of action plans to correct anomalies or improve existing controls;
  Activity 5: Monitoring - monitoring the process layout and the behavior of its risks and controls, in view of associated losses;
  Activity 6: Performing adherence tests - ensuring, by means of formal execution of adherence tests, that the control definition is adequate and that the activity of controlling has been exercised effectively;
  Activity 7: Applying corporate self-evaluation - applying questionnaires to our employees to evaluate levels of knowledge, understanding and compliance with issues involving integrity, ethical and moral values, policies and rules inherent to risk and internal control management; and
  Activity 8: Reporting - reporting evaluation results and risk and control behaviors to the appropriate levels of management.

Prevention of money laundering division

  we maintain specific policies, processes and systems so as to prevent, detect and combat the utilization of our products and services for money laundering and terrorist financing purposes. Training programs for our collaborators use various formats such as booklets, videos, e-learning and classroom courses, in addition to specific programs for business areas as required;
  strategic guidelines and monitoring effective adherence to the PLD/FT Program (program for prevention and combating these types of illicit acts) are the responsibility of our executive committee for prevention and combating money laundering and terrorist financing which meets at least quarterly to assess progress and the need to adopt new measures in order to align this program with best international practices and rules issued by regulatory agencies;
  we are also constantly improving the technology with which to monitor financial movement in order to help identify transactions that might be directly or indirectly related to crimes leading to money laundering as defined in Law 9,613/98; and

  atypical cases identified are assessed by a standing committee comprising representatives from various departments, which then examines the pertinence of notifying the competent authorities.

Area of independent validation of models

     Using internal models to provide support for business decisions is an increasingly frequent practice. Whether they are created based on statistical data or based on specialists' knowledge, these models make it easier to structure critical issues, create and improve processes and standardize and streamline decisions in the context in which they are inserted, in addition to being an important means of retaining knowledge.

     On the other hand, internal models also pose inherent risk if they are inadequately designed, developed, implemented, used, maintained, or updated.

     Therefore, along with the activities of developing, monitoring and improving models, market practices propose to complement them by creating the Independent Validation process that critically analyzes internal models and revises measuring / monitoring systems, and the applicability and technological environments of internal models on a timely basis and separately from the ambit of application.

     Therefore we have an internal area known as Independent Model Validation to support and respond for this process. The role of this area is to provide well-grounded reporting showing whether internal models are functioning as planned in terms of our stated objectives and whether results obtained are adequate for their intended uses. The area's main responsibilities are:

  managing the inventory of models;
  defining the methodology for carrying out independent validation considering the model and market practices;
  defining and demanding data needed for independent validation and testing programs;
  perform predetermined validation activities independently from developers and users;
  submit a report to the model on the independent validation and recommend steps to improve models; and
  provide reports and materials used in the independent model validation process for internal auditing.

Corporate security

     The Corporate Security Department was created in September 2009 in order to strengthen fraud prevention, data security, and business support systems. It reports to the Diretoria Executiva and its main purpose is to act on the strategic corporative level to ensure the functioning of the self-service network channels and information systems, as well as to access, process and propose improvements to prevent any critical exposure to vulnerability, based on a global overview of incidents and trends obtained internally and externally. The department also acts as the focal point to compile technical reports on strategic security aspects, and our implementation of products, services or processes.

Among the main "Corporate Security Global Vision" items, we highlight the following:

  defining our system for data security management, based on our corporate policy for information security and a set of directives and guidelines dealing with the principles of confidentiality, integrity and availability. The objective is to protect the information assets of our Organization and our clients. These activities are complemented by awareness and training initiatives for all our collaborators, and by assessments of data-security risks for our products, services and processes;
  our fraud-prevention and electronic-channel security areas are tasked with managing processes to detect and mitigate risks in order to prevent any financial losses or adverse effects to Bradesco's image. They monitor transactions on electronic service channels and track strategic and corporate actions in order to propose solutions to managers of technical and business areas, thus enhancing security to products and electronic service channel accesses; and
  orientation for access to security management applications at the strategic organizational level in order to protect systemic resources, and work with the business and technology units in order to identify acceptable risk levels, establishing processes to safeguard and protect information.

Credit policy

Our credit policy is focused on:

  ensuring the safety, quality, liquidity and diversification of asset allocation;
  pursuing flexibility and profitability in business; and
  minimizing risks inherent to loans.

     Our credit policy defines criteria for lending and setting operational limits. Credit limits are set by the Executive Credit Committee, which is comprised of our vice-presidents, the managing officers responsible for our operational area and our credit officer. The Executive Credit Committee updates our credit limits in accordance with changes in our internal policy and the Brazilian market in general. Our Diretoria Executiva also approves evaluation systems used by our branches and departments for each type of loan when reviewing loan applications.

     Our transactions are diversified, not concentrated, and target individuals and companies that show ability to pay and creditworthiness, in all secured by collateral adequate for the uses and tenors of loans as well as risk rating using our own risk rating system. In Brazil, the risk rating has nine categories ranging from "excellent" to "very poor" based on financial and economic considerations such the borrower’s credit profile and ability to pay. See "Item 4.B. Business Overview-Regulation and Supervision-Bank regulations-Treatment of loans."

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

  is rated less than "acceptable" under our internal credit risk classification system;

  does not have an updated record;
  has any material credit restrictions; or
  who is in default on any of his or her existing credit obligations.

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

Consumer loans

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

Total Risk Amount
	Loan with no bona fide guarantee	Loan with bona fide guarantee
(R$ in thousands)
Decision-making authority:
Manager of very small branch(1)	0 to 5	0 to 10
Manager of small branch(2)	0 to 10	0 to 20
Manager of average branch(3)	0 to 15	0 to 30
Manager of large branch(4)	0 to 20	0 to 50

(1)	Branch with total deposits equal to or below R$1,999,999.
(2)	Branch with total deposits equal to or between R$2,000,000 and R$5,999,999.
(3)	Branch with total deposits equal to or between R$6,000,000 and R$14,999,999.
(4)	Branch with total deposits equal to or above R$15,000,000.

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

     The following table sets out the range within which each decision-making authority approves loans to individuals above R$50,000, irrespective of the type of credit support offered:

	Total Risk Amount
	Minimum	Maximum
	(R$ in thousands)
Decision-making authority:
Credit department	51	12,000
Credit officer	12,001	15,000
Executive credit committee (Daily Meeting)	15,001	50,000
Executive credit committee (Plenary Meeting)	Over 50,000	-

Corporate loans

     For corporate customers, depending on the collateral proposed and the size of the branch, loans of up to R$400,000 are approved at the branch level. If the collateral offered is not within the limits for approval at branch level, the loan is submitted to the Credit Department and, if necessary, higher levels. The following table shows limits within which branch managers may approve business loans, depending on the amount and type of credit support offered:

Total Risk Amount
	Loans with no bona fide guarantees	Loan with bona fide guarantees
(R$ in thousands)
Decision-making authority:
Manager of very small branch(1)	0 to 10	0 to 60
Manager of small branch(2)	0 to 20	0 to 120
Manager of average branch(3)	0 to 30	0 to 240
Manager of large branch(4)	0 to 50	0 to 400
Manager of Bradesco Company branch(5)	0 to 100	0 to 400

(1)	Branch with total deposits equal to or below R$1,999,999.
(2)	Branch with total deposits equal to or between R$2,000,000 and R$5,999,999.
(3)	Branch with total deposits equal to or between R$6,000,000 and R$14,999,999.
(4)	Branch with total deposits equal to or above R$15,000,000.
(5)	Branch with exclusive middle market companies.

The following table sets out the range within which each of our decision-making authorities approves loans of over R$400,000 to corporate customer, irrespective of the type of security offered:

	Total Risk Amount
	Minimum	Maximum
	(R$ in thousands)
Decision-making authority:
Credit department	401	12,000
Credit officer	12,001	15,000
Executive credit committee (Daily Meeting)	15,001	50,000
Executive credit committee (Plenary Meeting)	Over 50,000	-

In order to serve clients' needs as soon as possible and more securely, the credit department uses segmented analyses with different methodologies and instruments for credit analysis in each segment, in particular:

  in the "Retail," "Prime" and "Private - Individuals" segments, we consider the individual's reputation and credit worthiness, profession, monthly income, assets (goods and real property, any liabilities or interests in companies), the bank indebtedness and history of their relationship with Bradesco, scrutinizing loan terms and current fees, and the guarantees involved;
  in the "Corporate Retail Segment," in addition to the points above, since at this level a company's business affairs are related to those of its owners, and we also consider the period in business and the monthly revenues;
  In the "Empresas" (middle market) and "Corporate" segments, management capability, the company/group's positioning in the market, its size, the economic-financial evolution, cashflow capability, and business perspectives, our analysis always includes the proponent, its parent company/subsidiaries, and the type of business; and
  This also includes analyses of social and environmental risk for projects that require clients to show compliance with social and environmental regulations and the Equator Principles, consisting of socioenvironmental criteria required as conditions for loans, which was introduced in 2002 by the International Finance Corporation (IFC), the World Bank's financial arm.

Deposit-taking activities

     Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2010, our total deposits were R$193.2 billion, representing 34.0% of our total liabilities.

We provide the following types of deposit and registration accounts:

  checking accounts;
  deposit accounts for investments;
  savings accounts;
  time deposits;
  interbank deposits from financial institutions;
  savings integrated with investments account; and
  accounts for salary purposes.

The following table sets forth our total deposits, by type and source, as of the dates indicated:

	As of December 31,			% of total deposits
	2008	2009	2010	2010
	(R$ in millions, except percentages)
From customers:
Demand deposits	28,612	35,664	37,334	19.3%
Savings deposits	37,768	44,162	53,436	27.7%
Time deposits	97,423	90,537	102,158	52.9%
From financial institutions	698	752	275	0.1%
Total	164,501	171,115	193,203	100%

     Under monetary authority regulations, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our clients and deposits from leasing companies and foreign-currency short positions with the Central Bank as compulsory deposits, as follows:

  Demand deposits and deposit accounts for investments: we are required to deposit 43.0% of the average daily balance of our demand deposits and deposit accounts for investment in excess of R$44.0 million with the Central Bank on a non-interest-bearing basis;
  Savings deposits: each week we are required to deposit in an account with the Central Bank an amount in cash equivalent to 20.0% of the total average balance of our savings account deposits during the prior week. The account bears interest annually at TR plus interest rate of 6.2%;
  Time funds: we deposited with the Central Bank 20.0% of the average balance of our time deposits and leasing company CDIs less a portion of R$30.0 million (percentage applicable as of December 17, 2010, after altered compulsory deposits rules issued the same month, previously 15.0%). The requirement thus calculated is deposited in cash and we are paid remuneration at the Selic rate; and
  Short position in foreign exchange: we are required to make daily deposits amounting to 60% of our short position in foreign exchange, net of our long position, less the lower of the: (i) US$3 billion; or (ii) the amount corresponding to our current Tier I regulatory capital. We make cash deposits on a non-interest-bearing basis by the second business day after determining our foreign exchange position, without any exchange rate adjustment.

     In addition, we are required to deposit each week in an account with the Central Bank an additional amount corresponding to (a) 12.0% on the average time deposits balance and of demand account deposits (percentages applicable as of December 20, 2010, after changes in reserve requirement rules published in the same month) during the prior week plus (b) 10.0% of the average balance of our saving account deposits during the prior week. This additional amount is settled in cash, and the Selic. Central Bank regulations prohibit any deductions from the Bank's adjusted shareholders’ equity value for purposes of determining compulsory deposit requirements.

      Present Central Bank regulations require that we:

  allocate a minimum of 29.0% of cash deposits to providing rural credit (if we do not do so, we must deposit the unused amount in a non-interest bearing account with the Central Bank);
  allocate 2.0% of demand deposits received to micro credit transactions; and
  allocate a minimum of 65.0% of the total amount of deposits in savings accounts to finance residential real estate or housing construction. Amounts that can be used to satisfy this requirement include direct residential real estate financings, mortgage notes, charged-off residential real estate or housing construction loans and certain other financings, all as specified in guidance issued by the Central Bank.

     Savings deposits in Brazil typically only pay interest at the TR reference rate plus 6.2% per year, after funds have been left on deposit for at least one calendar month by individuals or non-profit entities, and 90 days by profit-corporations. Income from individual savings accounts is exempt from income tax.

     CDBs pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate. The breakdown between CDBs at pre-fixed rates and floating rates varies from time to time, depending on the market's interest rate expectations.

     Demand deposits, deposits allowing withdrawal with prior notice, checking accounts providing investment opportunities, savings accounts deposits, term deposits with or without issue of certificates, mortgage notes, bills of exchange, mortgage notes and deposits in non-checking accounts used for recording and controlling the flow of funds referring to services from processing payments of salaries other payments, pension and other similar services are guaranteed, by the Credit Guarantee Fund, known as "FGC," for up to R$70,000 per client or deposit account, in the event of a bank being liquidated.

     We issue interbank deposit certificates (CDIs) to other financial institutions. Trading in these CDIs is restricted to the interbank market. They are traded at a pre- or post-fixed rate for one day or longer terms.

Other funding sources

Our other funding sources include capital markets, import/export operations and onlending.

     The following table sets forth the source and amount of our other funding sources as of the dates indicated:

	As of December 31,
	2008	2009	2010
	(R$ in millions)
Funding Sources:
Import/export financing	10,958	4,761	3,673
Internal funds onlending	19,095	20,908	40,497
Leasing obligations	1,042	988	831
Capital markets:
Federal funds purchased and securities sold under agreements to repurchase	74,730	108,357	160,701
Euronotes	217	237	1,662
Mortgage-backed securities	771	899	1,277
Subordinated debt	19,249	22,795	26,116
Debentures (non-convertible)	1,220	740	743
Securitization of credit card receivables	5,305	4,220	3,850
Commercial paper	2,890	3,214	4,062
Foreign currency loans	356	30	261
Others	1	1	-
Total	135,834	167,150	243,673

     Our capital markets operations act as a source of funding for us through our transactions with financial institutions, mutual funds, fixed income and equity investment funds and foreign investment funds.

     As of December 31, 2010, 2009 and 2008, federal funds purchased and securities sold under agreements to repurchase accounted for 65.9%, 64.8%, and 55.0% of our funding sources, respectively. These amounts include securities attached to repurchase agreements mainly comprising Brazilian government securities and corporate debt securities. This type of operation is usually short-term and volatile in terms of volume since they are directly impacted by market liquidity.

     In order to provide our customers with loans through onlending, including credit lines for import and export finance, we maintain credit relationships with various American, European, Asian and Latin American financial institutions.

     We conduct onlending operations where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations. BNDES, the IBRD (International Bank of Reconstruction and Development) and the IDB (Inter-American Development Bank) are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds.

Processing systems

     The Organization's data processing and communication systems are located in Cidade de Deus in a building called the Information Technology Center (CTI). This 11,900 square meter facility was built especially to house our IT infrastructure, and has all the requirements for class-4 certification from Uptime Institute, which ensures 99.995% availability.

     Data is continuously replicated in a Processing Center located at Alphaville, in the city of Barueri, featuring equipment with enough capacity to take over the main system's activities in case of a problem at our Technology Center (CTI). All the branches and ATMs have telecommunications services that work with either of the two processing centers. We hold annual exercises simulating situations in which our IT center is impeded in order to ensure that we have effective contingency structures, processes and procedures in place. These exercises involve our business managers and are monitored by independent auditors. In addition, all backup copies of electronic files stored and maintained at our IT center in the Alphaville Processing Center are saved and second copies maintained.

Alphaville's IT infrastructure also houses all activities for developing application systems.

     If the public energy supply is interrupted, both centers have sufficient capacity to operate independently for 72 hours non-stop.

     The IT structure is backed by processes implemented in light of the ITIL (IT Infrastructure Library) reference and applies recognized practices for IT service management.

Seasonality

We believe that seasonality does not materially affect our business.

Competition

     We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services market are highly competitive and have been through an intensive consolidation process in the past few years.

     In 2009, Banco do Brasil concluded its acquisition of shareholder control of Banco Nossa Caixa, which belonged to the São Paulo State government, and entered into a strategic partnership through which it became the holder of 49.9% of voting capital and 50.0% of total Capital Stock of Banco Votorantim, thus again becoming the largest Brazilian bank in terms of total assets.

       In 2008, there were two large mergers and acquisitions in the Brazilian market:

  Banco Santander's acquisition of the ABN AMRO Real conglomerate's Brazilian operations, making Santander the third largest private bank in Brazil; and
  The merger of Banco Itaú and Unibanco, resulting in the second largest Brazilian bank in terms of assets.

     As of December 31, 2010, publicly owned financial institutions held 41.5% of the national financial system's assets, followed by private sector locally owned financial institutions (taking into consideration financial conglomerates) with a 40.7% share and foreign-controlled financial institutions, with a 17.8% share.

     Public-sector financial institutions play an important role in the banking sector in Brazil. Essentially, they operate within the same legal and regulatory framework as private-sector financial institutions, except that certain banking transactions involving public entities must be made exclusively through public-sector financial institutions (including, but not limited to, depositing federal government funds or judicial deposits).

     As of December 31, 2010, there were 165 financial conglomerates comprised of multiple-service and commercial banks (including Caixa Econômica Federal), providing a full range of commercial banking activities, such as consumer finance, investment banking, brokerage services, leasing, savings and loans and other financial services in Brazil. For further information on risks related to competition, see "Item 3.D. Risk Factors-Risks Relating to Bradesco and the Brazilian banking industry - The increasingly competitive environment in the banking and insurance segments in Brazil may negatively affect the prospects of our business."

Credit cards

     The Brazilian credit card market is highly competitive, with approximately 153 million credit cards issued as of December 31, 2010, according to ABECS. Our primary competitors are Banco do Brasil, Banco Itaú Unibanco, Citibank and Santander. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and benefits offered.

     Credit cards have a competitor in the form of post-dated checks, a popular means of postponing payment in Brazil in which customers pay for merchandise and services with future dated bank checks, in effect allowing payment by installments over a longer term. Because of their convenience and growing acceptance, we believe credit cards will gradually replace post-dated checks.

Leasing

     In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers and large banks. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset management

     Brazil's asset management industry ended 2010 with R$1.7 trillion under management, thus showing nominal growth of 16.8% on 2009. The variation was mainly due to:

  a significant net inflow of R$25.6 billion into multimarket funds and R$38.0 billion in fixed-income funds;
  year-round growth in funding for open pension plans, which closed 2010 with a positive balance of R$19.2 billion; and
  consolidation of the structured investment funds market, such as receivables funds (FIDCS), private equity and real estate funds.

     By end-2010, the funds industry was at its highest level in volume terms since the 2008 financial crisis. However, in terms of funding, corporate and institutional client segments were showing the highest growth, whereas the retail segment has been redeeming more in recent years and funds have been lost to other types of investments such as bank deposit certificates (CDBs) and savings accounts. Our main competitors are Banco do Brasil, Banco Itaú/Unibanco, Caixa Econômica Federal and Santander.

Insurance, pension plans and certificated savings plans

Insurance sector

     Grupo Bradesco de Seguros e Previdência, the leading insurance company in the Brazilian market with a 24.5% market share, faces increased competition from a number of Brazilian and multinational corporations in all types of insurance business.

     As of December 31, 2010, our principal competitors were Banco do Brasil, Itaú Unibanco Seguros S.A., Sul América Cia. Nacional Seguros, Porto Seguros Cia. de Seguros Gerais, Santander Seguros, Caixa Seguros and HSBC Seguros, which accounted for a combined total of approximately 56.8% of all premiums generated in the market, as reported by SUSEP. Although nationwide companies underwrite the majority most insurance business, we also face competition from local and regional companies, particularly in the health insurance segment, where they are able to operate at lower cost, or specialize in providing coverage for specific risk groups.

     Competition in the Brazilian insurance industry changed drastically in the past few years as foreign companies started to form joint ventures with Brazilian insurance companies with more experience for the local market. For example, in 2002, the Dutch Group ING acquired an interest in one of the Sul América Group companies. Hartford operates in Brazil through a joint venture with the Icatu Group. AXA, Allianz, ACE, Generalli, Tokio Marine and other international insurers offer products in Brazil through their own local facilities.

     We believe that the principal competitive factors in this area are price, financial stability, name recognition and services. At the branch level, we believe competition is primarily based on the level of services, including the handling of claims, level of automation and development of long-term relationships with individual clients. We believe that our ability to distribute insurance products through our branch network gives us a competitive advantage over most other insurance companies. Because most of our insurance products are offered through our retail banking branches, we benefit from certain cost savings and marketing synergies compared with our competitors. This cost advantage could become less significant over time, however, as other large private banks begin using their own branch networks to offer insurance products through exclusive agents.

Pension plan sector

     The monetary stabilization brought by the Real Plan stimulated the pension plan sector and the Brazilian market attracted new international players, such as Principal, which created Brasilprev in association with Banco do Brasil; Hartford, through a joint venture with the Icatu Group; ING, through a partnership with Sul América; MetLife; Nationwide and others.

     In addition to monetary stability, factors contributing to heightened competition were favorable tax treatment and the prospects of more far-reaching reform of Brazil’s social security system.

     Bradesco Vida e Previdência is currently the pension plan market leader with 34.8% of total assets under management in the sector, according to Fenaprevi.

     We believe that the Bradesco brand name, together with our extensive branch network, strategy, our record of being in the forefront and our product innovation, are our competitive advantages.

Certificated savings plans sector

     The certificated savings plans market has been competitive since 1994, when exchange rates became more stable and inflation came under control. As of December 31, 2010, Bradesco Capitalização was second in the industry ranking with 21.1% of revenues from certificated savings plans and 21.6% in terms of technical provisions, according to SUSEP.

     Our principal competitors in the certificated savings plans sector are Brasilcap Capitalização S.A., Itaú Unibanco Capitalização S.A., Caixa Capitalização S.A, Sul America Capitalização, Santander Capitalização S.A. and Icatu Hartford Capitalização S.A. The principal competitive factors in this industry are offering low-cost products with more frequent prize draws, security, financial stability and brand recognition.

REGULATION AND SUPERVISION

     The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the Brazilian Monetary Council (CMN).

Principal financial institutions

     As of December 31, 2010, 13 financial conglomerates operated in Brazil, consisting of public-sector commercial and multiple-service banks controlled by federal and state governments (including Caixa Econômica Federal) and 148 financial conglomerates consisting of private-sector commercial and multiple-service banks. For Brazilian regulatory purposes, insurance companies, private pension plans and certificated savings plans providers are not considered financial institutions.

Public-sector financial institutions

     Brazil’s federal and state governments control several commercial banks and financial institutions. The primary purpose of these institutions is to foster economic development. Government-owned banking institutions play an important role in the Brazilian banking industry. These institutions hold a significant portion of the banking system's total deposits and total assets and are the principal lenders of government funds to industry and agriculture. In the last ten years several public-sector multiple-service banks have been privatized and acquired by Brazilian and foreign financial groups.

The principal government-controlled banks include:

  Banco do Brasil, under federal government control, which provides a full range of banking products to the public and private sectors. Banco do Brasil is the largest multiple-service bank in Brazil and the primary financial agent of the federal government;
  BNDES, a development bank wholly owned by the federal government, is the largest bank in terms of long-term loans for investments across all sections of the economy, focusing on mitigating social and regional inequality and protecting the environment; and
  Caixa Econômica Federal, a multiple-service bank wholly owned by the federal government which acts as the principal agent of the government-regulated housing finance system. Caixa Econômica Federal is ranked first among Brazilian banks in terms of savings accounts and housing finance.

Private sector financial institutions

As of December 31, 2010, Brazil’s private-sector financial industry comprised:

  163 financial conglomerates (including commercial, investment and multiple-service banks) that provide a full range of commercial banking, investment banking (including underwriting and trading in securities), consumer finance and other services including fund management and real estate finance; and
  61 consumer credit companies, 125 securities dealers, 147 securities and foreign exchange brokerage firms, 32 leasing companies, 10,083 investment funds and 14 savings and loans associations / real estate financing companies.

Principal regulatory agencies

CMN

     CMN, currently the highest authority responsible for Brazilian monetary and financial policy, is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

  regulating lending by Brazilian financial institutions;
  regulating Brazilian currency issue;
  supervising Brazil's reserves of gold and foreign exchange;
  determining saving, foreign exchange and investment policies in Brazil; and
  regulating capital markets in Brazil.

     In December 2006, CMN asked the CVM to devise a new "Risk-Bases Supervision System" in order to: (i) identify risks to which the market is exposed; (ii) rank these risks by their potential for harm; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Additional measures necessary to implement this "Risk-Bases Supervision System" (SBR) have yet to be published by CMN.

Central Bank

     The Central Bank is responsible for:

  implementing currency and credit policies established by the CMN;
  regulating and supervising public and private sector Brazilian financial institutions;
  controlling and monitoring the flow of foreign currency to and from Brazil; and
  overseeing the Brazilian financial markets.

     The Central Bank’s chairperson is appointed by the president of Brazil for an indefinite term of office, subject to approval by the Brazilian Senate.

The Central Bank supervises financial institutions by:

  setting minimum capital requirements, compulsory reserve requirements and operational limits;
  authorizing corporate documents, capital increases and the establishment or transfer of principal places of business or branches (in Brazil or abroad);
  authorizing changes in shareholder control of financial institutions;
  requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial statements; and
  requiring full disclosure of credit and foreign exchange transactions, import and export transactions and other directly related economic activities.

CVM

     The CVM is responsible for regulating the Brazilian securities markets in accordance with securities and capital-market policies established by CMN.

     The CVM is responsible for the supervision and regulation of equity funds. In addition, since November 2004, the CVM has had authority to regulate and supervise fixed-income asset funds. For more information, see "Regulation and Supervision -Asset management regulation."

Banking regulations

Principal limitations and restrictions on activities of financial institutions

     Under applicable laws and regulations, a financial institution operating in Brazil:

may not operate without the prior approval of the Central Bank and in the case of foreign authorization by presidential decree;
may not invest in the equity of any other company beyond regulatory limits;
may not lend more than 25.0% of its reference shareholders’ equity to any single person or group;
may not own real estate, except for its own use; and
may not lend to or provide guarantees for:
any individual that controls the institution or holds, directly or indirectly, more than 10.0% of its share capital;
any entity that controls the institution or with which it is under common control, or any officer, director or member of the fiscal council and Audit Committee of such entity, or any immediate family member of such individuals;

  any entity that, directly or indirectly, holds more than 10.0% of its shares (with certain exceptions);
  any entity that it controls or of which it directly or indirectly holds more than 10.0% of the share capital;
  any entity whose management consists of the same or substantially the same members as its own executive committee; or
  its executive officers and directors (including their immediate families) or any company controlled by its executive officers and directors or their immediate families or in which any of them, directly or indirectly, holds more than 10.0% of share capital.

     The restrictions with respect to related party transactions do not apply to transactions entered into by financial institutions in the interbank market.

Capital adequacy and leverage

     Brazilian financial institutions are subject to a capital measurement and standards based on a weighted risk-asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. The Basel Accord requires banks to have a capital to risk-weighted assets ratio of at least 8.0%. At least half of total capital must consist of Tier I capital. Tier I, or core, capital corresponds to shareholders' equity less certain intangibles. Tier II capital includes asset revaluation reserves, and contingency reserves and subordinated debt, subject to certain restrictions. Tier II capital must not exceed Tier I capital.

     CMN requirements differ from the Basel Accord in some respects. Among other differences, the CMN:

  requires minimum capital of 11.0% of risk-weighted assets;
  does not permit contingency reserves to be considered as capital;
  requires fixed assets in excess of limits imposed by the Central Bank to be deducted from capital;
  requires additional capital in relation to off-balance-sheet interest rate and foreign currency swap transactions and for certain loans utilizing third party funds;
  when determining shareholders' equity, financial institutions may deduct costs, including taxes, incurred in connection with swap transactions used to hedge short positions associated with investments outside Brazil; and
  assigns different risk weightings to certain assets and credit conversion values, including a risk weighting of 300.0% on deferred tax asset for income and social contribution taxes but not for those arising from temporary differences which have a weighting of 100.0%.

     In October 2009, the Central Bank reduced minimum capital requirements from 11% to 5.5% on loans to micro and small companies that are backed by one of the two guarantee funds created by the government in 2009 with a R$4 billion budget.

     For further details see "Item 5.B. Liquidity and Capital Resources-Capital Compliance with capital requirements."

     Financial institutions are also required to maintain their reference shareholders’ equity at a certain level. A financial institution’s reference shareholders’ equity is the sum of its Tier I and Tier II capital and is used to determine its operational limits. For purposes of CMN adjustments, financial institutions may deduct costs, including taxes, incurred in connection with swap transactions to hedge short positions associated with investments abroad. In July 2008, the Central Bank issued certain rules to include the operational risk of financial institutions amongst the factors to be considered in the calculation of reference shareholders’ equity. In December 2009 the Central Bank established a single indicator for calculating the portion of capital to be maintained by financial institutions to cover, when needed, the operational risk for a non-financial company belonging to the conglomerate. In June 2010, the Central Bank issued rules amending the formula used to calculate required reference shareholders’ equity, which in practice led to higher levels of net equity being required of financial institutions and this will be in force as of 2012. The Central Bank says the purposes of this change include bolstering the robustness of financial institutions in terms of their ability to weather a global crisis. As of February 17, 2011, the Central Bank issued guidelines and a timetable for implementing the recommendations of the Basel Committee on Banking Supervision concerning capital structure and liquidity requirements (Basel III), including an initial timetable to implement recommendations regarding liquidity requirements by December 2011.

     Financial institutions, excepting credit cooperatives, must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating.

     Under certain conditions and within certain limits, financial institutions may include subordinated debt when determining their capital requirements in order to calculate their operational limits, provided that this subordinated debt complies fulfills the following requirements:

  it must be previously approved by the Central Bank;
  it must not be secured by any type of guarantee;
  its payment must be subordinated to the payment of other liabilities of the issuer in the event of dissolution;
  it cannot be redeemed by act of the holder;
  it must have a clause allowing postponement of the payment of interest or redemption if this would cause the issuer to fail to comply with minimum levels of reference shareholders’ equity or other operational requirements;
  it must be nominative if issued in Brazil, and if issued abroad may be in any other form permitted by local legislation;
  if issued abroad, it must contain a clause for elected jurisdiction;
  it must have a minimum term of five years before redemption or amortization;
  it must be paid in cash; and

  its payment cannot be secured by any type of insurance any instrument that requires or permits payments between the issuer and the borrowing institution or that affects the subordinated status of the debt.

     Brazilian financial institutions may elect to calculate their capital requirements on either a consolidated or an unconsolidated basis.

Risk Weighting

     In October 2010, the Central Bank issued instructions consolidating risk factor weightings applied to different exposure levels, for the purposes of calculating reference shareholders’ equity required. Under these rules, the following factors must be applied:

(i)	0% to amounts held in cash or securities issued by Brazil's Treasury or the Central Bank, except for those related to repurchase agreements;

(ii)	20% to demand deposits held in banking institutions, rights related to certain transactions with cooperatives, and repurchase agreements for securities issued by the Treasury or the Central Bank;

(iii)

50% to time deposits in financial institutions not subject to special arrangements, exposures for which underlying assets are securities issued by them, interbank deposits and credit commitments undertaken;

(iv)

100% to investments in shares of investment funds, other securities in repurchase agreements, sureties, guarantees, co-obligations and collaterals provided, and transactions for which there is no specific weighting factor;

(v)

300% to exposures related to tax credits not excluded for purposes of calculating reference shareholders’ equity (except for deferred tax assets arising from temporary differences), for which a 100% weighting factor applies.

     In December 2010, the Central Bank issued instructions applying a 150% risk weighting factor to exposures relating to loans and financial leasing agreements for individuals as of December 6, 2010, with certain exceptions to this rule (including rural credit, payroll-deductible loans for not more than 36 months, certain financing or leasing agreements for vehicles or homes).

Reserve requirements

     The Central Bank periodically sets compulsory reserve and related requirements for Brazilian financial institutions. The Central Bank uses reserve requirements as a mechanism to control liquidity in the Brazilian Financial System. Historically, the reserves against demand deposits, savings deposits and time deposits have accounted for almost all amounts required to be deposited with the Central Bank. In December 2010, the Central Bank raised compulsory deposit and reserve requirements, and reduced any deductions applicable. In addition, the Central Bank introduced higher compulsory deposits and reserve requirements for savings, demand, and time deposits. For a summary of current compulsory reserve requirements applicable to demand deposits, savings deposits and time deposits, see "Deposit taking activities."

     The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its reference shareholders’ equity. In addition, if its exposure is greater than 5.0% of its adjusted net worth, the financial institution must hold additional capital at least equivalent to 100.0% of its exposure. Since July 2, 2007, the amount internationally offset in opposite exposures (purchases and sales) in

Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate's net consolidated exposure.

     In the past, the Central Bank has imposed restrictions on other types of financial transactions. These compulsory deposit requirements are no longer in effect, but they may be re-imposed in the future, or similar restrictions may be instituted. At the beginning of 2008, the Central Bank determined a new compulsory deposit requirement relating to deposits of leasing companies. Our leasing company invests most of its cash available for immediate investment in interbank deposit accounts with us. For more information on Central Bank restrictions see "Item 3.D. Risk Factors-Risks relating to Bradesco and the Brazilian banking industry."

Asset composition requirements

     Brazilian financial institutions may not allocate more than 25.0% of their reference shareholders’ equity to loans (including guarantees) to the same client (including client's parent, affiliates and subsidiaries) or in securities of any one issuer, and may not act as underwriter (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their reference shareholders’ equity.

     Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their reference shareholders’ equity.

     CMN issued rules in October 2008 requiring financial institutions to record: (i) rights on assets used for maintaining the institution's activities, including rights resulting from transactions that have transferred the benefit, risks and control of these assets to the institution, except for those covered by leasing agreements, in fixed assets; and (ii)restructuring expenses that effectively result in an increase in income of more than one fiscal year and do not constitute merely a reduction in costs or greater operational efficiency, in deferred assets. A subsequent rule further defined intangible assets, such as vested rights on non-material assets used for maintaining the institution's activities, including those corresponding to payroll services, income, salary, wages and retirement and pension payments, among others.

Repurchase transactions

     Repurchase transactions are subject to operational capital limits based on the financial institution's shareholders' equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its reference shareholders’ equity. Within that limit, repurchase operations involving private securities may not exceed five times the amount of the financial institution's reference shareholders’ equity. Limits on repurchase operations involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

Onlending of funds borrowed abroad

     Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but indexed to the U.S. dollar. The terms of the onlending transaction must mirror the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may charge onlending commission only.

     Furthermore, the amount of the loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed. Lastly, pursuant to the Central Bank's Circular 3,434/09, the total of loans made against these funds must be delivered to the Central Bank as collateral, as a condition for the release of the amount to the financial institution.

Foreign currency position

     Transactions in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank to operate in the foreign exchange market.

     As of March 2005, the previously existing "Commercial" and "Floating" were unified under a single foreign currency exchange regime ("Exchange Market"), in which all foreign exchange currency transactions are concentrated. The unified Exchange Market provides for settlement in foreign currency of any commitments in reais contracted between individuals and/or legal entities resident in Brazil and individuals or legal entities resident abroad, by submitting the relevant documentation.

     Access to the Exchange Market may be granted by the Central Bank to multiple banks, commercial banks, investment banks, development banks, savings and loans entities, foreign exchange banks, development agencies, financing and investment associations, brokerage firms, securities dealers and currency-broker firms. Some foreign-exchange transactions may also be carried out by travel agencies and tourist hospitality organizations accepting foreign currency. The Central Bank currently does not impose limits on long positions in forex (i.e., in which the aggregate amount of foreign currency purchases exceeds sales) of banks authorized to operate in the Exchange Market. As of December 2005, the Central Bank no longer limited short positions in forex (i.e., in which the aggregate amount of foreign currency purchases is less than sales) for banks authorized to operate in the Exchange Market.

     Pursuant to CMN regulations, the investment abroad of available funds in foreign currency must be limited to (i) securities issued by the Brazilian government; (ii) securities issued by foreign governments; (iii) securities issued by financial institutions, or entities under their responsibility; and (iv) time deposits in financial institutions. In February 2011, the Central Bank adopted new rules for investments by Brazilian entities or individuals in non-Brazilian companies.

     In March 2010, the Central Bank continued with the process of simplifying foreign exchange rules by consolidating existing rules and revoking others. These changes were designed to provide further transparency and standards for cross-border foreign exchange transactions, and may be divided into three main categories:

i)

Consolidation of rules for foreign capital: registration of foreign direct investment, foreign credits, royalties, transfer of technology and leasing. Financial transfers from and to foreign countries will follow the general rules applicable to the Brazilian foreign exchange market, including the principles of legality, economic rationale and supporting documentation. Additionally, the need for specific authorizations or prior statements from the Central Bank has been eliminated and there is no need to provide information that the Central Bank may obtain elsewhere.

ii)

Rules for sale of depositary receipts abroad: companies that issue depositary receipts have the option of keeping the proceeds abroad. This option, however, does not apply to financial institutions. Therefore, our procedures in this respect remain unchanged.

iii)	Simplification of foreign exchange rules: several changes have been implemented to boost competition in the international transfer of funds and offer of banking services.

Registration of cross-border derivatives and hedging transactions and information on derivatives

     In December 2009, the Central Bank issued specific rules that became effective on February 1, 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank and by the CVM. Specifically, cross-border derivative transactions must: (i) be registered within 2 business days and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

     In February 2010, registration rules were extended to cover hedging transactions in foreign OTC markets or exchanges.

     In November 2010, to facilitate management of derivatives-related risk incurred by financial institutions, the CVM stipulated that market participants should create mechanisms in order to share information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules.

Treatment of credit operations

     According to the Central Bank, financial institutions are required to classify their loans into nine categories, ranging from AA to H, based on their risk. These credit classifications are determined in accordance with Central Bank criteria relating to:

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

     For regulatory purposes, financial institutions are required to classify the level of risk of their loan operations according to Central Bank criteria, taking into consideration both the borrower and guarantors´ characteristics and the nature and value of the operation, among others, in order to identify potential provision for loan losses.

     This risk evaluation must be reviewed at least every six months for loans extended to a single client or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's reference shareholders’ equity, and once each twelve months for all loan operations, with certain exceptions.

     Past due loans must be reviewed monthly. For these operations, the regulations establish maximum risk classifications, as follows:

Number of Days Past Due (1)	Maximum Risk Classification
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H

(1)	These time periods are doubled in the case of loans with maturities in excess of 36 months.

     Financial institutions are required to determine, whether any loans must be reclassified as a result of these maximum classifications. If so, they must adjust their regulated accounting provisions accordingly.

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

     Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank, together with their financial statements. This information must include:

  a breakdown of the business activities and nature of borrowers;
  maturities of their loans;
  amounts of rescheduled, written-off and recovered loans;
  loan portfolio diversification by the loan classification; and
  non-performing loans.

     The Central Bank requires authorized financial institutions to compile and submit their loan portfolio data in accordance with several requirements. The Central Bank may admit discrepancies in these statements of up to 5.0% per risk level and 2.5% in the reconciled total.

Exclusivity for loan transactions

     In January 2011, Central Bank Circular No. 3,522/11 prohibited financial institutions that provide services and loan transactions from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their customers to access loans offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered under the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

Brazilian clearing system

     The Brazilian clearing system was regulated and restructured under legislation enacted in 2001. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions' credit and liquidity risks.

     The subsystems in the Brazilian clearing system are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components to the system, set aside a portion of their assets as an additional guarantee for settlement of transactions.

     Currently, responsibility for settlement of a transaction has been assigned to the clearinghouses or service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes obligation of the relevant clearinghouse and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

     Financial institutions and other institutions authorized by the Central Bank are also required under the new rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank. Under these procedures, institutions are required to:

  maintain and document criteria for measuring liquidity risks and risk management procedures;
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
  promptly provide the institution's management information and analysis for any liquidity risk identified, including any conclusions or measures taken; and
  develop contingency plans for handling liquidity crisis situations.

     Financial institutions were positively affected by the restructuring of the Brazilian clearing system. Under the old system, in which transactions were processed at the end of the day, an institution could carry a balance, positive or negative, a situation which is no longer allowed. Payments must now be processed in real time, and amounts over R$5,000 may be covered by electronic transfers between institutions with funds available immediately. If a transaction is made using checks, an additional bank fee will be charged.

     After a period of tests and gradual implementation, the new Brazilian clearing system started operating in April 2002. The Central Bank and CVM have the power to regulate and supervise the Brazilian payments and clearing system.

Liquidation of financial institutions

     In February 2005, the "New Bankruptcy Law" was approved, replacing the previous legislation that had been in effect since 1945. The main goal of the New Bankruptcy Law is to avoid viable companies being unable to honor their debt obligations. The New Bankruptcy Law seeks to do this by providing greater flexibility in plan reorganization strategies while giving creditors more guarantees. It also seeks to improve creditors' ability to recover through the judiciary system by promoting an agreement between the company and a commission comprised of creditors. The New Bankruptcy Law is not currently applicable to financial institutions, and, accordingly, Law No. 6,024/74 governing intervention in and administrative liquidation of financial institutions is still applicable to us.

Intervention

     The Central Bank will intervene in the operations and management of any financial institution not controlled by the federal government if the institution:

  suffers losses due to mismanagement, putting creditors at risk;

  repeatedly violates banking regulations; or
  is insolvent.

Intervention may also be ordered upon the request of a financial institution's management.

     Intervention may not exceed twelve months. During the intervention period, the institution's liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

Administrative liquidation

The Central Bank will liquidate a financial institution if:

  the institution's economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;
  management commits a material violation of banking laws, regulations or rulings;
  the institution suffers a loss which subjects its unsecured creditors to severe risk; or
  if, upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank determines that the pace of the liquidation may impair the institution's creditors.

As a consequence of administrative liquidation:

  lawsuits pleading claims on the assets of the institution are suspended;
  the institution's obligations are accelerated;
  the institution may not comply with any liquidated damage clause contained in unilateral contracts;
  interest does not accrue against the institution until its liabilities are paid in full; and
  the statute of limitations with respect to the institution's obligations is tolled.

Temporary special administration regime

     The temporary special administration regime, known as "RAET," is a less severe form of Central Bank intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

  repeatedly makes transactions contravening economic or financial policies under federal law;
  faces a shortage of assets;

  fails to comply with compulsory reserves rules;
  has reckless or fraudulent management; or
  has operations or circumstances requiring an intervention.

Repayment of creditors in liquidation

     In the case of liquidation of a financial institution, employees' wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank created the FGC (Deposit Guarantee Fund) to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all Brazilian financial institutions accepting deposits from clients.

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

     In December 2010, the CMN increased the maximum amount of the guarantee provided by the FGC from R$60,000 to R$70,000. Since 2006, it reduced the ordinary monthly FGC contribution from 0.025% to 0.0125% of the balance held in bank accounts covered by FGC insurance.

     In December 2010, the Central Bank issued Resolution No. 3,931/10 with new rules for taking time deposits with a special guarantee from the FGC. Under these rules, the maximum value of the balance of such deposits is limited to the greater of the following (with a maximum of R$5 billion): (i) the equivalent of twice the reference shareholders’ equity, calculated on the base date June 30 earning interest monthly at the Selic rate; (ii) the equivalent of twice the reference shareholders’ equity, calculated on December 31, 2008, earning interest monthly at the Selic rate as of May 1, 2009; and (iii) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank on June 30, 2008, earning interest monthly at the Selic rate as of May 1, 2009.

     The same rule reduced the limit on taking time deposits with special FGC guarantees on the following schedule: (i) twenty percent (20%) from January 1, 2012; (ii) forty percent (40%) from January 1, 2013; (iii) sixty percent (60%) from January 1, 2014; (iv) eighty percent (80%) from January 1, 2015; and (v) one hundred percent (100%) from January 1, 2016.

Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

  their activities;
  their financial, operational and management information systems; and
  their compliance with all applicable regulations.

     The board of executive officers of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. Management is also responsible for verifying compliance with all internal procedures.

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

     The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

     Under Brazilian anti-money laundering rules, which the Central Bank consolidated in July 2009 through Circular No. 3,461/09, and subsequently in December 2010, through Circular No. 3,517/10, financial institutions must:

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

     The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. Records of transactions involving currency or any asset convertible to money, records of transactions that exceed R$10,000 in a calendar month, and records of check transactions must be kept for at least five years, unless the bank is notified that a CVM investigation is underway, in which case the five-year obligation may be extended. Pursuant to Circular No. 3,641/08, financial institutions must implement control policies and internal procedures. The policies must: (i) specify in an internal document the responsibilities of each of the organization's hierarchical levels; (ii) include the collection and registration of timely information about clients that makes it possible to identify the risks of occurrence of these crimes; (iii) define the criteria and procedures for selecting, training and monitoring the economic-financial status of the institution's employees; (iv) include a prior analysis of new products and services from the perspective of preventing these crimes; (v)

be approved by the Board of Directors; and (vi) be broadly circulated internally. Current legislation allows us to develop internal procedures designed to identify any financial transactions or services that present a low level of risk of being used for money laundering or terrorist financing, which are exempted from the requirement to obtain clients' registration details.

     Along with these policies, Circular No. 3,641/08 also establishes additional norms related to keeping registration information up-to-date, keeping records of politically exposed individuals, records of the beginning or continuation of business relations, records of financial services and transactions, records of deposits and clearance of checks deposited in other financial institutions, the use of fund transfer instruments, pre-paid card registrations, transfers of over R$100,000 in cash, and other transactions that require special attention.

     Likewise, Circular No. 3,642/08 set forth rules to combat money laundering in international transfers, including more detailed operational information requirements for payment orders, such as the name and identification document of the parties involved, address and bank account when applicable. Financial institutions shall also adopt measures to learn about methods and practices used by their correspondents abroad so as to inhibit money laundering and terrorist financing practices, and report to government authorities whenever transactions with these characteristics are detected.

     Brazilian regulations list a number of potential money-laundering transaction characteristics, such as: transactions involving amounts that are incompatible with the professional, shareholders' equity and/or earnings condition of the involved parties; operations evidencing default on behalf of third parties; transactions intended to create loss or gain with no economic grounds; transactions from or to countries or territories that do not apply the recommendations sufficiently or do not cooperate with the Brazilian financial activity control agencies; transactions paid in cash; transactions the complexity and risk level of which are inconsistent with the client's technical qualification; transactions involving non-resident parties, trustees and companies, private banking clients and politically exposed individuals.

     The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Circular No. 3,641/08, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives. Such individuals include heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, among others. Financial institutions are required to adopt certain mechanisms in order to: (i) identify the final beneficiaries of each transaction; (ii) identify whether these politically exposed individuals are involved; (iii) monitor financial transactions involving politically exposed individuals; and (iv) pay special attention to people from countries with which Brazil maintains a high number of business and financial transactions, shared borders or ethnic, linguistic or political relations.

     In addition, this CVM regulation contains special provisions to control and prevent the flow of funds derived from, or for financing, terrorist activities.

     Also regarding the control of politically exposed individuals' activities and in light of the 2010 Brazilian elections for President, Governors, Senators, Federal and State Representatives, in March 2010 the Central Bank enacted rules that specifically address the opening, transacting with and closing of demand accounts for funds related to financing the 2010 election campaign. Those rules seek to avoid irregular use of said funds and illegal donations.

     Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. Certain exceptions apply to this obligation, however, such as: the sharing of information on credit history, criminal activity and violation of bank regulations, or disclosure of information authorized by interested parties. Banking secrecy may also be breached by court order when necessary for the investigation of any illegal act.

     Government officials and auditors from the Brazilian Federal Revenue Service may also inspect an institution's documents, books and financial records in certain circumstances.

     In October 2008, the Central Bank broadened the reach of its rules for controlling financial transactions related to terrorism, so that operations carried out on behalf of, services provided to, or access to funds, other financial assets or economic resources belonging to or directly or indirectly controlled by, the following individuals or entities were required to be immediately reported to the Central Bank: (i) Osama Bin Laden, members of the Al-Qaeda organization, members of the Taliban and other individuals, groups, companies or entities connected with them; (ii) the former government of Iraq or its agencies or companies located outside of Iraq, as well as funds or other financial assets that might have been withdrawn from Iraq or acquired by Saddam Hussein or by other former Iraqi government senior officials or by the closest members of their families, including companies owned by, or directly or indirectly controlled by them or by individuals working for them or under their management; and (iii) individuals perpetrating or attempting to perpetrate terrorist actions or who take part in or facilitate such acts, entities owned or directly or indirectly controlled by such individuals, as well as by individuals and entities acting on their behalf or under their command.

Change of independent accounting firm

Under Brazilian regulations, all financial institutions must:

  be audited by an independent accounting firm; and
  the specialist in charge, officer, manager or audit team supervisor must be periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

     Each independent accounting firm must immediately inform the Central Bank any event that may materially adversely affect the relevant financial institution's status.

     In March 2002, an amendment to the Brazilian Corporate Law gave the members of our Board of Directors veto rights over the appointment or removal of our independent accounting firm. For more details on appointment of directors see "Item 10.B. Memorandum and Articles of Incorporation-Organization-Voting Rights."

Auditing requirements

     Because we are a financial institution registered with the local stock exchange, we are obliged to have our financial statements audited every six months in accordance with generally accepted accounting principles adopted in Brazil. Quarterly financial information filed with the CVM is subject to review by our independent accountants.

     In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to their independent accounting firm's non-auditing services provided to the entity whenever such services accounted for more than 5.0% of the amount paid to the external auditors.

     The independent auditors must also declare to the audited company's management that their providing these services does not affect the independence and objectivity required for external auditing services.

     In May 2003, the CMN enacted new auditing regulations matters applicable to all Brazilian financial institutions; and they were revised in November 2003, January and May 2004 and December 2005. Under these regulations, we are required to appoint a member of our management to be responsible for monitoring and supervising compliance with the accounting and auditing requirements set forth in the legislation.

     Pursuant to this regulation, financial institutions having reference shareholders’ equity of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third party deposits of over R$5.0 billion are also required to create an audit committee consisting of independent members. The number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions' bylaws. Our Audit Committee has been fully operational since July 1, 2004. The Audit Committee is responsible for recommending to management which independent accounting firm to engage, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other matters. Our bylaws were revised in December 2003 to stipulate the existence of an audit committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. In October 2006, the CMN enacted stricter requirements to be followed by the members of the Board of Directors. See "Item 16.D. Exemptions from filing requirements for Audit Committees."

     As of July 1, 2004, we are required to publish a semi-annual audit committee report together with our financial statements. Our Audit Committee's first report was issued together with our financial statements for the second half of 2004.

     In July 2007, the CVM enacted a rule requiring publicly held companies to adopt as of the fiscal year ended in 2010 international accounting standards, pursuant to rules issued by the International Accounting Standards Board (IASB). This will represent a change in our accounting practices, since our fiscal statements are currently prepared and disclosed in accordance with Brazilian and US GAAP. A similar rule was issued by the CMN in September 2009 specifically for financial institutions, according to which consolidated financial statements must include the opinion of an independent auditing company on the compliance of such statements with the pronouncements issued by the IASB. Pursuant to Circular No. 3,472/09, financial statements must be published within ninety days of December 31 of the corresponding fiscal year and be prepared by the parent company of the group of consolidated entities.

     With regard to interim consolidated financial statements, the Central Bank issued, in May 2010, a resolution determining that financial institutions organized as corporations (sociedades anônimas), or required to set up auditing committees and publish their consolidated interim financial statements, must follow rules (pronouncements) issued by the International Accounting Standards Board (IASB), and must be translated into Portuguese by a Brazilian entity certified by the International Accounting Standards Committee Foundation (IASC Foundation).

     In September 2009, the Central Bank issued rules setting criteria for auditors on the latter's preparation of reports on the quality and compliance of the internal controls systems, and on non-compliance with legal and regulatory provisions. These norms, amended in January 2010, state that in addition to their regular auditing functions, auditors must assess the following items: (i) control environment; (ii) risk identification and assessment; (iii) controls adopted; (iv) information and communication policies; (v) forms of monitoring and improvement and (vi) deficiencies identified.

Regulation of operations in other jurisdictions

     We have branches and subsidiaries in several other jurisdictions, such as New York, Buenos Aires, Tokyo, the Cayman Islands, Hong Kong and Luxembourg. The Central Bank supervises Brazilian financial institutions' foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank is necessary to establish any new branch, subsidiary or representative office. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In all cases, we are subject to supervision by local authorities.

Asset management regulation

Asset management is regulated by the CMN and the CVM.

     In August 2004, the CVM issued Rule No. 409/04 consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank, and equity mutual funds were regulated by the CVM.

     CVM Rule No. 409/04 became effective on November 22, 2004. Since then, all new funds created are subject to its rules, while previously existing funds had until January 31, 2005 to adapt to the new regulations.

     Pursuant to CVM limits and our bylaws, our investment funds must keep their assets invested in securities and types of trades available in the financial and capital markets.

     Securities and all other financial assets in the investment fund's portfolio, except for holdings in investment funds or in Mercosur, must be registered directly with specific custody deposit accounts opened in the name of the fund. Such accounts must be held in registration and clearance systems authorized by the Central Bank, or certain custody institutions authorized by the CVM.

In addition to the limitations specified in each financial investment fund's bylaws, they may not:

  invest more than ten per cent (10.0%) of their net assets in securities of a single issuer, if that issuer is (i) a publicly-held non-financial institution, or (ii) a federal, state, or municipal entity or (iii) another investment fund, except for equity funds;
  more than twenty percent (20.0%) of their net assets in securities issued by the same financial institution (including the fund administrator);
  invest more than five percent (5.0%) of their net assets if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank; and
  in the case of investment funds or fixed-income and multimarket participation funds, more than ten percent (10.0%) of their net assets in real estate investment funds, receivables investment funds or credit rights participation funds.

     There are no limits when the issuer is the federal government. For the purposes of these limits, the same issuer means the parent company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

     Depending on the composition of their assets, investment funds and funds of funds are classified as follows:

  Short-term funds - These funds invest exclusively in public, federal or private bonds pegged to the Selic rate or another interest rate, or to a price indices, and have a maximum maturity of 375 days and an average portfolio period of less than 60 days. Short-term funds may use derivatives only to hedge their portfolios and may enter into repo agreements backed by federal government bonds;
  Referenced funds - their name must state their benchmark indicator on which the financial asset structure of their portfolio is based (1) at least 80.0% of their net assets, separately or together, must be invested in (a) bonds issued by the Brazilian National Treasury and/or the Central Bank or (b) fixed-income securities from low credit-risk issuers; (2) they stipulate that at least 95.0% of their portfolio must be composed of financial assets that directly or indirectly track the variation of a specified performance indicator (benchmark); and (3) they may use derivatives only for hedging cash positions, limited to the amount of the latter.
  Fixed-income funds - These funds have at least 80.0% of their asset portfolios directly related to fixed-income assets or synthesized through derivatives;
  Equity funds - These funds have at least 67.0% of their portfolio invested in shares listed and traded on exchange or in organized over the counter markets ;
  Forex funds - These funds have at least 80.0% of their portfolio invested in derivatives or other funds comprised of derivatives which hedge foreign currency prices;
  Foreign-debt funds - These funds have at least 80.0% of their net assets invested in Brazilian foreign-debt bonds issued by the federal government, and the remaining 20.0% in other debt securities transacted in the international market; and
  Money market funds - These funds must have an investment policy that involves several risk factors, without a commitment to concentration in any particular factor or in factors differing from the other classes stipulated in the classifications of the funds listed above.

     Qualified investor funds require a minimum investment of R$1 million per investor and are subject to concentration limitations per issuer or per type of asset (while obeying the investment parameters for type of fund as described above), as long as this is stated in their bylaws.

     In addition, CVM Instruction No. 409/04 states that funds may hold financial assets traded abroad in their portfolios as follows: (i) for foreign-debt funds and qualified investor funds that stipulate this possibility, there is no limit; (ii) for multimarket funds, up to 20% of net assets; and (iii) for other funds, up to 10% of net assets.

Regulation of brokers and dealers

     Broker and dealer firms are part of the national financial system and are subject to CMN, Central Bank and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank and are the only institutions in Brazil authorized to trade on Brazil's stock exchanges and commodities and futures exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

     Brokers must observe BM&FBovespa rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

  with few exceptions, execute transactions that may be characterized as the granting loans to their clients, including the assignment of rights;
  collect commissions from their clients related to transactions of securities during the primary distribution;
  acquire assets, including real estate properties, which are not for their own utilization; or
  obtain loans from financial institutions, except for: (i) loans for the acquisition of goods for use in connection with the firm's corporate purpose; or (ii) loans for amounts not more than twice the firm's net assets.

     Broker and dealer firms' employees, managers, partners, controlling and controlled entities may trade securities on their own account only through the broker they are related to.

Leasing regulation

     The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the "Leasing Law") and related regulations issued periodically by the CMN. The Leasing Law states general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as regulator of the financial system, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

Insurance regulation

     Brazilian insurance business is regulated by Decree Law No. 73/66, as amended, which created two regulatory agencies, the National Private Insurance Council, which we call "CNSP," and SUSEP. SUSEP is responsible for implementing and overseeing CNSP's policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may subscribe policies only through qualified brokers.

     Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity, rules for which were consolidated by SUSEP Resolution No. 226/10 solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

  act as financial institutions by lending or providing guarantees;
  trade in securities (subject to exceptions); or

  invest outside of Brazil without specific permission from the authorities.

     Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies, the conditions of their portfolios and the results of their operations with IRB, a quasi-public corporation controlled by the Brazilian government. Insurers must also meet certain capital requirements consolidated by SUSEP Resolution No. 227/10.

     On January 15, 2007, Complementary Law No. 126/07 created a new policy for reinsurance (whereby underwriters obtain secondary insurance for the risks that they are insuring), retrocession and intermediation in Brazil. In practical terms, this law ended IRB's monopoly in reinsurance and retrocession with regulatory duties and activities originally attributed to IRB transferred to CNSP and SUSEP.

     Under Complementary Law No. 126/07, the ceding party, (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession to the extent of the following percentages of risks ceded: (i) 60% in the first three years as of January 16, 2007 and (ii) 40% in subsequent years. Under SUSEP Resolution No. 225/10, insurance companies must have contracts with local reinsurers for at least 40% of ceded reinsurance in facultative or automatic contracts. The new rule will apply to existing automatic contracts upon renewal or as of March 31, 2012, whichever is earlier.

     The new law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits. Insurance companies must also file unaudited monthly and audited quarterly, semiannual and annual reports with SUSEP.

     CNSP Resolution No. 232/11 prohibited a local insurance or reinsurance company from transferring more than 20% of each policy premium to their foreign affiliates. This restriction does not apply to the guarantee business, nuclear risks and risks related to export credit, rural credit and domestic credit, which are subject to different legal requirements and regulations.

     Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow a special procedure administered by SUSEP, under CNSP Resolution No. 227/10. Financial liquidation may be either voluntary or compulsory. The Minister of Finance undertakes compulsory dissolutions of insurance companies.

     As was already the case in the ambit of entities subject to CMN, SUSEP promulgated rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions on notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities.

There is currently no restriction on foreign investment in insurance companies.

Health insurance

     Private health insurance and health plans are currently regulated by Law No. 9,656/98, as amended, which we refer to as the "Health Insurance Law," containing general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers. The Health Insurance Law establishes, among other things:

  mandatory coverage of certain expenses, such as those arising from preexisting conditions;
  prior conditions for admission to a plan;

  the geographical area covered by each insurance policy; and
  the pricing criteria plans may use.

     The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council (Conselho de Saúde Suplementar).

     Until 2002, SUSEP had authority over insurance companies, which were authorized to offer private health plans. Since 2002, pursuant to ANS regulations and supervision, only operators of private health plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement.

Private pension plans

     Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

     Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

     Open pension plans and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 1, 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. For more information, see "-Regulation and Supervision-Asset Management Regulation."

Regulation of Internet and electronic commerce

     The Brazilian Congress has not enacted any specific legislation regulating electronic commerce. Accordingly, electronic commerce remains subject to existing laws and regulation on ordinary commerce and business transactions.

     There are currently several bills dealing with Internet and electronic commerce regulation in the Brazilian congress. The proposed legislation, if enacted, would recognize the legal effect, validity and enforceability of information in the form of electronic messages, allowing parties to enter into an agreement and make or accept an offer through electronic messages.

     The CVM approved new regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers' web pages must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

     Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Taxation

IOF Tax on Financial Transactions

     Tax on Financial Transactions (Imposto Sobre Operações Financeiras, or IOF) is a tax on lending, foreign exchange, insurance and trading in securities. The Minister of Finance sets the rate of the IOF subject to a 25.0% ceiling. Although the taxpayer is the one conducting the financial transaction subject to taxation, the tax is collected by the financial institution involved.

     In January 2008, the Brazilian government raised the IOF rate on certain transactions to offset lost revenue due to the abolition of CPMF tax.

     IOF may be levied on a variety of forex transactions, including the conversion of Brazilian currency into any foreign currency for the payment of dividends and repatriation of capital invested in our ADSs. The general IOF rate on forex transactions is 0.38%, but 0% on forex transactions of an interbank nature or for the payment of dividends and interest on shareholders’ capital to foreign investors. The IOF rate was also reduced to 0% for converting incoming funds or funds leaving the country as of October 2008 in the form of foreign borrowing or financing.

     In October 2009, in order to curb the appreciation of the real, the Brazilian government raised the IOF rate on forex transactions from 0% to 2% for foreign investors in the Brazilian financial and capital markets. Forex transactions for funds leaving the country continue to pay a rate of 0%, and there is currently no restriction as to the date of funding.

     The IOF tax rate is 0% for foreign exchange rate transactions related to revenues entering Brazil from exports of goods and services.

     IOF tax may also be charged on issues of securities, including transactions on Brazilian stock, futures or commodities exchanges. The IOF rate levied on preferred share transactions in general is currently 0%. The Minister of Finance, however, has the legal authority to raise the rate to a maximum of 1.5% per day of the amount of taxable transactions during the period in which the investor holds securities, but only to the extent of gains made on the transaction, and not retrospectively.

     In November 2009, the Brazilian government made use of this prerogative to raise the IOF rate from 0% to 1.5% on transactions assigning shares of any type (including preferred shares) traded on a stock exchange in Brazil, with the specific purpose of backing an ADS issue.

     On December 30, 2010, Brazil's tax authorities published instructions lowering the rate of IOF tax on foreign exchange transactions. This new provision consolidated the general rate of IOF on foreign exchange transactions at 0.38%, while maintaining the rate of 6.0% on investments in financial and capital markets, but increasing the cases subject to IOF at a rate of 2.0%, as of January 1, 2011.

     The following foreign exchange transactions start paying IOF tax at the 2.0% rate under the new legislation:

  foreign exchange transactions settled as of January 1, 2011 by foreign investors' funds entering Brazil, including those doing so through simultaneous transactions, for acquisition of shares in private equity funds, emerging company funds, and funds of funds duly incorporated and authorized by the Brazilian Securities Commission;
  settlement of simultaneous foreign exchange transactions, contracted as of January 1, 2011, for the purpose of funds entering due to cancellation of depositary notes, for investment in shares traded on exchange; and
  settlement of simultaneous foreign exchange transactions, contracted as of January 1, 2011, for funds entering Brazil arising from altered arrangements for foreign investors, direct investment, investment in shares traded on exchange.

     In March 2011, Decree No. 7,454/11 increased the tax rate on currency exchange transactions from 2.38% to 6.38% for payments made by credit card administrators or commercial or multiple banks acting as card issuers, when such amounts arise from purchase of goods and services from abroad made by their cardholders.

     Decree No. 7,456/11 increased the tax rate on foreign exchange transactions settled as of March 29, 2011 by foreign investors' funds entering Brazil, including those doing so through simultaneous transactions related to foreign loans subject to registration with the Central Bank, to 6% for currency loans for repayment within an average of 360 days, including both direct loans and those related to the issue of bonds in the international markets. Previously, such rate was of 5.38% for loans with repayment in up to 90 days, and of 0% for loans with a longer maturity.

     IOF is levied on all types of loan transactions, including overdrafts, at a rate of 0.0041% per day on the principal. Until November 2008, the rate applicable to amounts borrowed by individuals was 0.0082%. In those loan transactions in which the principal amount is not determined prior to the transaction, in addition to the principal, IOF tax is also levied on interest and other charges at the same rate. In any case, IOF tax is subject to a maximum rate of 1.5% in any one year.

     Additionally, since January 2008, credit transactions are subject to IOF at an additional rate of 0.38%, regardless of the transaction term and regardless of whether the borrower is an individual or corporate entity.

IOF tax is levied on insurance transactions at a rate of:

  0%, in the case of reinsurance or mandatory insurance pertaining to housing finance provided out by an agent of the housing finance system, export transactions, international transportation of goods, aviation insurance or premiums designated to fund life insurance plans containing life coverage; or
  0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;
  2.38% private health insurance business; and
  7.38% of premiums paid, in the case of other segments of insurance.

     IOF is also charged on gains from transactions with terms of up to 30 days for sale, assignment, repurchase or renewal of fixed-income investments or the redemption of shares in financial investment funds, equity funds or investment clubs. For more information on financial investment funds and equity funds, see "Regulation and Supervision-Asset management regulation." The maximum rate of IOF payable in such cases is 1.0% per day and decreases with the duration of the transactions, reaching zero for transactions with maturities of at least 30 days, except that the rate is currently 0% for the following types of transactions:

  transactions carried out by financial institutions and other institutions authorized by the Central Bank as principals;
  portfolio transactions carried out by mutual funds or investment clubs;
  transactions in equity markets, including stock, futures and commodities exchanges and similar entities; and

  redemptions of shares in equity funds.

Income tax and social contribution on profits

     Federal taxes on company income include two components, income tax known as "IRPJ" and tax on net profits, known as "Social Contribution" or "CSLL." Current year and deferred income tax charges are calculated based on the rates of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240,000. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. Current year and deferred social contribution tax is calculated based on a general rate of 9.0% of adjusted net income. However, since May 2008, financial institutions and affiliated companies have been taxed at a rate of 15.0%.

     For further information on our income tax expense, see Note 16 to our consolidated financial statements in "Item 18. Financial Statements."

     Companies are taxed based on their worldwide income rather than income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits. A Brazilian entity is allowed to offset income tax paid abroad against tax on the same income due in Brazil (i) under double taxation agreements (ii) up to the amount of Brazilian income taxes charged the same income, if there is reciprocal treatment between Brazil and the country where the profit or gain was obtained, as in the case of the United States. Profits computed at the end of each year by an offshore entity which is a branch, subsidiary or affiliate of a Brazilian entity are regarded as available to the Brazilian entity and therefore subject to income tax in Brazil.

     Profits or dividends generated and paid by Brazilian entities since 1996 are not subject to withholding income tax, nor are they included in the calculation of income tax for the corporate or individual a beneficiary domiciled in Brazil or abroad.

     Since payment of dividends is not tax deductible for the corporation distributing them, Brazilian legislation allows an alternative means of remunerating shareholders in the form of "interest on shareholders’ capital" which may be deducted from taxable income. This deduction is limited to the product of (i) the pro rata die variation of the long-term interest rate announced by the Brazilian government, known as the "TJLP", times (ii) the corporation's shareholder equity calculated in accordance with generally accepted accounting principles in Brazil, not exceeding:

  50.0% of net income (before the above distribution and any deductions for income taxes) for the year in respect of which the payment is made, in accordance with generally accepted accounting principles in Brazil; or
  50.0% of retained earnings for the year prior to the year in which payment is made, in accordance with generally accepted accounting principles in Brazil.

     Distributions of interest on shareholders’ capital paid to holders of preferred shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, are subject to Brazilian withholding tax at a rate of 15.0%, except for payments to (i) persons exempt from tax in Brazil or (ii) persons situated in tax havens in which case, payments are subject to income tax at a rate of 25.0%. For more information on the taxation of interest on shareholders’ capital, see "Item 10.E. Taxation-Brazilian tax considerations-Distributions of interest on shareholders’ capital"

     Tax losses of Brazilian companies accrued in prior years may offset income from future years up to 30.0% of annual taxable income.

     Gains realized by persons resident in Brazil on any disposition of preferred shares in Brazilian stock exchanges or similar markets are generally taxed at the following rates:

  20.0% if the transaction is "day-trade" on a stock exchange; or
  15.0% for all other transactions.

     In addition, persons resident in Brazil who trade on exchange, or in commodities, futures or similar markets, except for day-trades, are subject to a withholding income tax of 0.005% as follows:

  in the futures market, the sum of the daily adjustments, if positive, determined when closing out the position, in advance or on settlement date;
  in the options market, the result, if positive, of the sum of the premiums paid and received on the same day;
  for forward contracts, which provide for delivery of assets on a set date, the difference, if positive, between the forward price and cash price on delivery date;
  with respect to forward contracts for financial settlement, the settlement amount as specified by the contract; and
  for the spot market, the sale value of shares, gold, financial assets or other securities traded therein.

     This taxation system was created in order to facilitate the Brazilian tax authority's supervision of transactions in the financial and capital markets. Withholding income taxes as mentioned above may be (i) deducted from income tax levied on net monthly gains; (ii) offset with tax due in subsequent months; (iii) offset in annual income tax declaration of adjustment (if there is withheld tax to be returned); or (iv) offset with the outstanding withholding income tax due on capital gains from the sale of shares.

     Brazilian residents day-trading on stock, commodities or futures exchanges, or similar markets, are also subject to an additional withholding tax similar to the above, but the rate is 1%. This tax may also be (i) deducted from the income tax levied on net monthly profit or (ii) offset with income tax due in following months (if there is any withheld tax accounted for in the balance).

     Gains on disposition of preferred shares in Brazil by investors who reside in a jurisdiction deemed to be a "tax haven" under Brazilian law (any country that (i) does not charge income tax, (ii) charges income tax at a rate of less than 20.0% or (iii) a country whose corporate law opposes confidentiality on ownership of corporate entities) are subject to the same rates applicable to holders resident in Brazil, as previously described.

     Gains obtained on disposition of preferred shares in Brazil by holders who are resident overseas, in a country that, according to Brazilian laws, is not deemed a tax haven, are exempted from Brazilian tax if:

  proceeds obtained from the disposition of shares were remitted from Brazil within five business days of the cancellation of the ADSs, which were represented by the shares sold; or
  the foreign investment in preferred shares is registered with the Central Bank pursuant to Resolution No. 2,689/00.

Otherwise, the same treatment afforded residents in Brazil will be applicable.

     There is zero income tax rate on income from transactions involving Brazilian government bonds purchased as of February 2006, except those for which buyers enter into resell agreements under CMN rules and conditions. This zero income tax rate is also applicable to income of non-residents that invest in shares of investment funds exclusively for non-resident investors, if their portfolio is at least, 98% government bonds. This zero tax rate is not applicable if the beneficiary is resident or domiciled in a country deemed a tax haven.

     The income tax rate is also zero, under certain conditions, on income from investments in private equity investment funds, funds of funds and emerging markets investment funds in if income is paid, credited, delivered or remitted to individual or collective beneficiaries resident or domiciled abroad (except tax havens), whose investments in Brazil are in compliance with CMN regulations and conditions. These funds must comply with CVM regulations on limits for portfolio composition, diversification and investment rules in order to benefit from the zero income tax rate.

     Income of Brazilian residents from redemption, sale or amortization of shares in investment funds, private equity funds, funds of funds and emerging markets investment funds, including income resulting from liquidation of the fund, is subject to an income tax rate of 15% on the positive difference between redemption or sale value and acquisition cost.

     In December 2008, the Brazilian government created the Transition Tax Regime ("RTT") to neutralize the impact of the new accounting methods and criteria introduced in December 2008, as part of Brazil's adoption of international accounting rules. The adoption of RTT which, will be in force until law governing the tax effects of the new accounting methods and criteria becomes effective, was optional for 2008 and 2009 but became mandatory in 2010 fiscal year, including for purposes of determining the social contribution, PIS and COFINS. We have elected to adopt the RTT for fiscal year 2008.

     In June 2010, legislation introduced thin capitalization rules, and limited deduction for interest paid or credited by a Brazilian company to (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying, and (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime.

     In cases where the creditor is a related party domiciled abroad and holds an equity interest in the Brazilian company making a payment, debt may not exceed the equivalent to twice such shareholders' interest in the total shareholders' equity of the Brazilian company. In case of a related party with no shareholding interest, the limit will be equivalent to twice the total shareholders' equity of the Brazilian company resident in Brazil. If there is more than one creditor, total debt owed foreign companies may not exceed the equivalent of twice the total value of the interests of all the related parties in the shareholders' equity of the company resident in Brazil. If the debt is exclusively related to foreign companies that have no ownership interest in the Brazilian company, the overall limit is twice the shareholders' equity of the Brazilian company. If the creditor is domiciled in a low tax jurisdiction the debt amount may not exceed 30.0% of the shareholders' equity of the Brazilian company. Any amounts exceeding the limits above such limit may not be deducted for purposes of withholding income tax and social contributions.

     Also beginning in June 2010, tax deductions for any payment to a beneficiary resident or domiciled in a country considered a tax haven became subject to the following requirements in addition to others already stipulated in the legislation: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

     In November 2010, the Brazilian tax authorities issued a normative instruction altering the tax treatment applicable to variation in the monetary value of taxpayers' credit rights and obligations due to varying exchange rates. Under this new instrument, as of calendar year 2011, election of tax regime for taxation of exchange-rate variations (i) may only be exercised in January of each calendar year and (ii) may only be altered during the fiscal year if there is "material variation in the exchange rate", as published by a Finance Ministry directive.

PIS and COFINS

     Two federal taxes are imposed on the gross revenues of corporate entities: PIS and COFINS. Nonetheless, many revenues, such as dividends, equity earnings from unconsolidated companies, revenues from the sale of fixed assets and export revenues paid in foreign currency are not included in the calculation base for PIS and COFINS. Revenues earned by corporations domiciled in Brazil are subject to PIS and COFINS taxes corresponding to interest on shareholders’ capital.

     Brazilian legislation authorize certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

     Between 2002 and 2003, the Brazilian government implemented a non-cumulative collection system of PIS and COFINS taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and COFINS were substantially increased. Subsequent to the changes made to PIS and COFINS, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

     As of August 2004, PIS and COFINS rates were eliminated for financial income earned by companies subject to the non-cumulative applicability of these taxes. However, taxes changed on payments of interest on shareholders’ capital were maintained.

     Certain economic activities are expressly excluded from the non-cumulative collection system of PIS and COFINS. Financial institutions remain subject to PIS and COFINS according to the "cumulative" method, which does not allow any credits to be discounted.

     PIS is charged based on the total revenue generated by entities and is charged at a rate of 0.65% in the case of financial institutions.

     Before February 1, 1999, we were not a COFINS taxpayer. On February 1, 1999, COFINS was imposed on our gross revenues at a rate of 3.0%. After September 1, 2003, this tax rate was increased to 4.0% for financial and similar institutions. The calculation base for COFINS is the same as that for PIS.

     In July 2010, the Brazilian tax authorities introduced digital tax records for PIS and COFINS taxes. Under the new rule, financial and similar institutions must keep digital records for PIS and COFINS taxes relating to taxable events occurring as of January 1, 2012.

SELECTED STATISTICAL INFORMATION

     We have included the following information for analytical purposes. You should read this information in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements in "Item 18. Financial Statements."

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

     We excluded non-performing loans from "Loans" in determining average assets and liabilities, and classified them as non-interest-earning assets. Loan repayments not received during the normal contract period are included in interest income on loans. We do not consider these amounts as material.

     We do not show interest income on a tax-equivalent basis, as Brazilian tax law does not currently provide for tax exemptions for interest earned on investment securities.

       Additionally, fees received from various loan commitments are included in interest income on loans.

 We do not consider these amounts significant.

	December 31,
	2008			2009			2010
	Average balance	Interest	Average yield/ Interest	Average balance	Interest	Average yield/ Interest	Average balance	Interest	Average yield/ Interest
	(R$ in millions, except percentages)
Interest-earning assets(1):
Loans	146,404	33,662	23.0%	173,048	32,708	18.9%	191,537	37,291	19.5%
Federal funds sold and securities purchased under agreements to resell	46,893	6,466	13.8%	68,998	7,701	11.2%	80,879	8,867	11.0%
Trading assets and securities received in resale agreements	72,789	7,685	10.6%	94,940	8,737	9.2%	114,650	9,569	8.3%
Available-for-sale securities(2)	24,727	3,248	13.1%	28,650	2,591	9.0%	31,361	3,411	10.9%
Held to maturity securities	3,458	509	14.7%	3,927	439	11.2%	3,778	489	12.9%
Interest-bearing deposits in other banks	8,360	706	8.4%	10,164	506	5.0%	9,664	595	6.2%
Other interest-earning assets:
Brazilian Central Bank compulsory deposits	24,590	1,489	6.1%	23,967	1,434	6.0%	37,259	2,879	7.7%
Other assets	648	38	5.9%	601	35	5.8%	532	36	6.8%

Interest-earning assets	327,869	53,803	16.4%	404,295	54,151	13.4%	469,660	63,137	13.4%
Non-interest-earning assets(3):
Cash and due from bank	6,193	-	-	8,872	-	-	8,978	-	-
Brazilian Central Bank compulsory deposits	7,338	-	-	7,299	-	-	8,989	-	-
Available-for-sale securities	2,472	-	-	3,792	-	-	3,997	-	-
Non-performing loans	4,312	-	-	6,603	-	-	7,072	-	-
Allowance for loan losses	(8,726)	-	-	(13,481)	-	-	(16,097)	-	-
Equity investees and other investments	875	-	-	772	-	-	2,671	-	-
Premises and equipment, net	3,066	-	-	4,356	-	-	4,467	-	-
Goodwill	1,056	-	-	1,252	-	-	1,194	-	-
Intangible assets	3,057	-	-	3,515	-	-	3,648	-	-
Others	29,034	-	-	36,656	-	-	53,737	-	-
Total non-interest-earning assets	48,677	-	-	59,636	-	-	78,656	-	-
Total assets	376,546	53,803	14.3%	463,931	54,151	11.7%	548,316	63,137	11.5%

	December 31,
	2008			2009			2010
	Average balance	Interest	Average yield/ Interest	Average balance	Interest	Average yield/ Interest	Average balance	Interest	Average yield/ Interest
	(R$ in millions, except percentages)
Interest-bearing liabilities:
Deposits from financial institutions:
Domestic(3)	404	80	19.8%	551	62	11.3%	517	48	9.3%
Foreign(4)	-	-	-	43	5	11.6%	-	-	-
Total	404	80	19.8%	594	67	11.3%	517	48	9.3%
Savings deposits:
Domestic(3)	34,538	2,442	7.1%	39,349	2,450	6.2%	47,793	2,964	6.2%
Total	34,538	2,442	7.1%	39,349	2,450	6.2%	47,793	2,964	6.2%
Time deposits:
Domestic(3)	58,843	6,959	11.8%	93,137	8,851	9.5%	89,441	8,262	9.2%
International(4)	3,390	155	4.6%	5,982	78	1.3%	6,377	38	0.6%
Total	62,233	7,114	11.4%	99,119	8,929	9.0%	95,818	8,300	8.7%
Federal funds purchased and securities sold under agreements to repurchase	74,139	9,169	12.4%	92,759	8,704	9.4%	126,970	10,856	8.6%
Borrowings:
Short-term:
International(4)	10,252	4,899	47.8%	10,798	(2,197)	(20.3)%	8,525	188	2.2%
Total	10,252	4,899	47.8%	10,798	(2,197)	(20.3)%	8,525	188	2.2%
Long-term:
Domestic(3)	32,712	3,408	10.4%	37,524	2,823	7.5%	51,863	2,979	5.7%
International(4)	7,733	1,320	17.1%	10,676	242	2.3%	10,098	310	3.1%
Total	40,445	4,728	11.7%	48,200	3,065	6.4%	61,961	3,289	5.3%
Total interest-bearing liabilities	222,011	28,432	12.8%	290,819	21,018	7.2%	341,584	25,645	7.5%
Non-interest-bearing liabilities:
Demand deposits:
Domestic(3)	25,991	-	-	27,724	-	-	33,587	-	-
International(4)	314	-	-	447	-	-	336	-	-
Total	26,305	-	-	28,171	-	-	33,923	-	-
Other non-interest-bearing liabilities	93,862	-	-	105,159	-	-	128,077	-	-
Total non-interest-bearing liabilities	120,167	-	-	133,330	-	-	162,000	-	-
Total liabilities	342,178	28,432	8.3%	424,149	21,018	5.0%	503,584	25,645	5.1%
Shareholders' equity of the parent company	33,180	-	-	39,352	-	-	44,340	-	-
Noncontrolling interest on consolidated subsidiaries	1,188	-	-	430	-	-	392	-	-
Total liabilities, shareholders' equity and Noncontrolling interest	376,546	28,432	7.6%	463,931	21,018	4.5%	548,316	25,645	4.7%

(1)	Primarily denominated in reais.
(2)	Calculated using the historical average of amortized cost. If calculated using the book value, the average yield/rate amounts would be 10.3% in 2010, 7.8% in 2009 and 12.4% in 2008.
(3)	Denominated in reais.
(4)	Denominated in foreign currency, primarily U.S. dollars.

Changes in interest income and expenses-volume and rate analysis

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

	December 31,
	2009/2008			2010/2009
	Increase/(decrease) due to changes in:
	Average volume	Average yield/rate	Net change	Average volume	Average yield/rate	Net change
	(R$ in millions)
Interest-earning assets:
Loans	5,575	(6,529)	(954)	3,577	1,006	4,583
Federal funds sold and securities purchased under agreements to resell under agreements to resell	2,634	(1,399)	1,235	1,305	(139)	1,166
Trading assets and securities received in resale agreements	2,128	(1,076)	1,052	1,697	(865)	832
Available-for-sale securities	461	(1,118)	(657)	261	559	820
Held to maturity securities	63	(133)	(70)	(17)	67	50
Interest-bearing deposits in other banks	131	(331)	(200)	(26)	115	89
Brazilian Central Bank compulsory deposits	(37)	(18)	(55)	947	498	1,445
Other assets	(3)	-	(3)	(4)	5	1
Total interest-earning assets	10,952	(10,604)	348	7,740	1,246	8,986
Interest-bearing liabilities:
Deposits from financial institutions
Domestic	23	(41)	(18)	(4)	(10)	(14)
Foreign	-	5	5	-	(5)	(5)
Total	23	(36)	(13)	(4)	(15)	(19)
Savings deposits:
Domestic	318	(310)	8	524	(10)	514
Total	318	(310)	8	524	(10)	514
Time deposits:
Domestic	3,460	(1,568)	1,892	(345)	(244)	(589)
International	75	(152)	(77)	5	(45)	(40)
Total	3,535	(1,720)	1,815	(340)	(289)	(629)
Federal funds purchased and securities sold under agreements to repurchase	2,019	(2,484)	(465)	2,980	(828)	2,152
Borrowings:
Short-term:
International	248	(7,344)	(7,096)	381	2,004	2,385
Total	248	(7,344)	(7,096)	381	2,004	2,385
Long- term:
Domestic	453	(1,038)	(585)	921	(765)	156
International	369	(1,447)	(1,078)	(14)	82	68
Total	822	(2,485)	(1,663)	907	(683)	224
Total interest-bearing liabilities	6,965	(14,379)	(7,414)	4,448	179	4,627

Net interest margin and spread

     The following table shows the average balance of our interest-earning assets, interest-bearing liabilities and net interest income, and compares the net interest margin and net interest spread for the periods indicated:

	December 31,
	2008	2009	2010
	(R$ in millions, except percentages)
Average balance of interest-earning assets	327,869	404,295	469,660
Average balance of interest-bearing liabilities	222,011	290,819	341,584
Net interest income(1)	25,371	33,133	37,492
Interest rate on the average balance of interest-earning assets	16.4%	13.4%	13.4%
Interest rate on the average balance of interest-bearing liabilities	12.8%	7.2%	7.5%
Net yield on interest–earning assets(2)	3.6%	6.2%	5.9%
Net interest margin(3)	7.7%	8.2%	8.0%

(1)	Total interest income less total interest expenses.
(2)	Difference between the yield on the rates of the average interest-earning assets and the rate of the average interest-bearing liabilities.
(3)	Net interest income divided by average interest-earning assets.

Return on equity and assets

The table below shows selected financial indices for the periods indicated:

	December 31,
	2008	2009	2010
	(R$ in millions, except percentages and per share information)
Parent Company´s net income	7,018	9,216	9,662
Average total assets	376,546	463,931	548,316
Average shareholders' equity of the parent company	33,180	39,352	44,340
Parent Company´s net income as a percentage of average total assets	1.9%	2.0%	1.8%
Total Parent Company´s net income as a percentage of average shareholders' equity	21.2%	23.4%	21.8%
Average shareholders' equity of the parent company as a percentage of average total assets	8.8%	8.5%	8.1%
Dividends payout ratio per class of shares(1)	0.37	0.31	0.35

(1)	Total declared dividends per share divided by net income.

Securities portfolio

     The table below shows securities received in resale agreements and our portfolio of trading assets, available-for-sale securities and held to maturity securities as of the dates indicated. The amounts below exclude our non-consolidated equity investees. For additional information on our non-consolidated equity investees and other investments, see Note 9 to our consolidated financial statements included in "Item 18. Financial Statements." The amounts also exclude our compulsory deposits held in Brazilian government securities, as required by the Central Bank. For more information on our compulsory holdings, see Note 3 to our consolidated financial statements included in "Item 18. Financial Statements." We state trading assets and available-for-sale securities at market value. See Notes 2(e), 2(f), 2(g), 2(h), 4, 5 and 6 to our consolidated financial statements included in "Item 18. Financial Statements" for a further description of our treatment of securities received in resale agreements, trading assets and available-for-sale securities and held to maturity securities.

		December 31,
	2008	2009	2010
	(R$ in millions, except percentages)

Securities received in resale agreements:
Brazilian government securities	19,446	33,323	15,481
Bank debt securities	-	4	156
Total	19,446	33,327	15,637
Securities received in resale agreements as a percentage of total assets	4.5%	6.7%	2.5%
Trading assets:
Mutual funds(1)	41,042	50,677	57,825
Brazilian government securities	16,281	10,784	17,276
Corporate debt securities	5,950	4,982	16,798
Brazilian sovereign bonds	43	35	30
Derivative financial instruments	2,387	1,371	1,647
Bank debt securities	4,490	4,839	2,740
Foreign government securities	1,756	82	71
Public company shares	454	-	-
Total	72,403	72,770	96,387
Trading assets as a percentage of total assets	16.6%	14.6%	15.5%
Available-for-sale securities:
Brazilian government securities	20,450	25,976	30,717
Brazilian sovereign bonds	1,777	1,472	13
Corporate debt securities	4,105	4,363	4,176
Bank debt securities	438	1,203	116
Foreign government securities	-	130	-
Marketable equity securities	3,185	4,090	4,826
Total	29,955	37,234	39,848
Available-for-sale securities as a percentage of total assets	6.9%	7.5%	6.4%
Held to maturity securities:
Brazilian government securities	2,961	2,951	3,283
Brazilian sovereign bonds(2)	1,073	856	5
Foreign government securities	63	76	106
Total	4,097	3,883	3,394
Held to maturity securities as a percentage of total assets	0.9%	0.8%	0.5%

(1)	Includes investments funds related to investments contracts (see Note 2(v)).
(2)	See Note 6 to our consolidated financial statements included in "Item 18. Financial Statements."

Maturity distribution

     The following table shows maturity dates and weighted average yield, as of December 31, 2010, of our securities received in resale agreements, trading assets, available-for-sale securities and held to maturity securities.

As of December 31, 2010, we held no tax-exempt securities in our portfolio.

	December 31, 2010
	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 year to 10 years		Due after 10 years		Unspecified maturity		Total
	Average yield		Average yield		Average yield		Average yield		Average yield		Average yield
	(in millions of R$, except percentages)

Securities received in resale agreements:
Brazilian government securities	15,481	10.0%	-	-	-	-	-	-	-	-	15,481	10.0%
Floating rate	15,481	10.0%	-	-	-	-	-	-	-	-	15,481	10.0%
Financial institutions bonds	156	-	-	-	-	-	-	-	-	-	156	-
Floating rate – bills of exchange	156	-	-	-	-	-	-	-	-	-	156	-
Total securities received in resale agreements	15,637	-	-	-	-	-	-	-	-	-	15,637	-
Trading assets, at fair value:
Brazilian government securities	12,770	10.7%	4,498	3.6%	5	5.9%	3	5.7%	-	-	17,276	6.6%
Fixed rate	807	11.4%	88	12.3%	-	-	-	-	-	-	895	11.9%
Floating rate	11,963	10.7%	4,410	3.5%	5	5.9%	3	5.7%	-	-	16,381	6.4%
Brazilian sovereign bonds	12	9.5%	18	8.5%	-	-	-	-	-	-	30	9.0%
Floating rate – bills of exchange	12	9.5%	18	8.5%	-	-	-	-	-	-	30	9.0%
Foreign government securities	71	-	-	-	-	-	-	-	-	-	71	-
Floating rate – bills of exchange	71	-	-	-	-	-	-	-	-	-	71	-
Bonds issued by non–financial institutions	3,553	2.4%	7,264	11.6%	5,515	12.0%	466	10.3%	-	-	16,798	9.1%
Floating rate – bills of exchange	20	-	16	-	-	-	-	-	-	-	36	-
Floating rate	3,533	2.4%	7,248	11.6%	5,515	12.0%	466	10.3%	-	-	16,762	9.1%
Financial institutions bonds	2,171	11.5%	521	11.1%	46	12.0%	2	12.0%	-	-	2,740	11.6%
Floating rate – bills of exchange	160	-	-	-	-	-	-	-	-	-	160	-
Floating rate	2,011	11.5%	521	11.1%	46	12.0%	2	12.0%	-	-	2,580	11.6%
Mutual Funds(1)	-	-	-	-	-	-	-	-	57,825	-	57,825	-
Floating rate	-	-	-	-	-	-	-	-	57,825	-	57,825	-
Derivative financial instruments	1,581	-	54	-	12	-	-	-	-	-	1,647	-
Floating rate – bills of exchange	256	-	-	-	-	-	-	-	-	-	256	-
Floating rate	1,325	-	54	-	12	-	-	-	-	-	1,391	-
Total trading assets	20,158	-	12,355	-	5,578	-	471	-	57,825	-	96,387	-

Available-for-sale securities at fair value:
Brazilian government securities	2,151	10.7%	1,184	7.6%	7,154	5.9%	20,228	5.7%	-	-	30,717	6.6%
Fixed rate	1,559	10.7%	-	-	-	-	-	-	-	-	1,559	10.7%
Floating rate	592	-	1,184	7.6%	7,154	5.9%	20,228	5.7%	-	-	29,158	6.4%
Brazilian sovereign bonds	-	-	3	10.5%	7	8.4%	3	8.4%	-	-	13	9.4%
Floating rate – bills of exchange	-	-	3	10.5%	7	8.4%	3	8.4%	-	-	13	9.4%
Bonds issued by non–financial institutions	64	11.4%	1,638	11.6%	1,040	10.4%	1,434	9.8%	-	-	4,176	10.7%
Floating rate	36	11.4%	1,533	11.9%	987	10.4%	1,429	9.8%	-	-	3,985	10.9%
Floating rate – bills of exchange	28	-	105	6.4%	53	9.7%	5	7.5%	-	-	191	7.8%
Financial institutions bonds	-	-	5	-	30	6.4%	81	10.9%	-	-	116	9.7%
Floating rate – bills of exchange	-	-	5	-	29	6.3%	-	-	-	-	34	6.3%
Floating rate	-	-	-	-	1	11.4%	81	10.9%	-	-	82	11.1%
Marketable equity securities(1)	-	-	-	-	-	-	-	-	4,826	-	4,826	-
Floating rate	-	-	-	-	-	-	-	-	4,826	-	4,826	-
Total available-for-sale securities	2,215	-	2,830	-	8,231	-	21,746	-	4,826	-	39,848	-

Total held to maturity securities, at amortized cost
Brazilian government securities	-	-	311	6.1%	-	-	2,972	5.8%	-	-	3,283	5.9%
Floating rate	-	-	311	6.1%	-	-	2,972	5.8%	-	-	3,283	5.9%
Brazilian sovereign bonds	-	-	5	11.0%	-	-	-	-	-	-	5	11.0%
Floating rate – bills of exchange	-	-	5	11.0%	-	-	-	-	-	-	5	11.0%
Foreign government securities	106	-	-	-	-	-	-	-	-	-	106	-
Floating rate – bills of exchange	106	-	-	-	-	-	-	-	-	-	106	-
Total held to maturity securities	106	-	316	-	-	-	2,972	-	-	-	3,394	-

Overall Total	38,116	-	15,501	-	13,809	-	25,189	-	62,651	-	155,266	-

(1)

 Investments in mutual funds are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable These trading assets were excluded from the total yield computation.

Note: The figures above are not adjusted for exchange rate variation.

The following table shows securities received in resale agreements and our securities portfolio by currency as of the dates indicated:

	At fair value			Amortized cost
	Securities received in resale agreements	Trading assets	Available-for-sale Securities	Held-to-maturity securities	Total
		(R$ in millions)
December 31, 2008:
Indexed to reais	19,446	70,288	26,086	2,961	118,781
Denominated in foreign currency(1)	-	2,115	3,869	1,136	7,120
December 31, 2009:
Indexed to reais	33,323	72,542	32,698	2,951	141,514
Denominated in foreign currency(1)	4	228	4,536	932	5,700
December 31, 2010:
Indexed to reais	15,481	95,834	39,610	3,283	154,208
Denominated in foreign currency(1)	156	553	238	111	1,058

(1)	Predominantly U.S. dollars

    .

Central Bank compulsory deposits

     We are required to either maintain deposits with the Central Bank, or purchase and keep Brazilian government securities as compulsory deposits.

The following table sets forth the amounts of these deposits as of the dates indicated:

	December 31,
	2008		2009		2010
	R$	% of total compulsory deposits	R$	% of total compulsory deposits	R$	% of total compulsory deposits
	(R$ in millions, except percentages)
Total deposits:
Non-interest earning(1)	5,591	21.2%	8,962	27.4%	10,984	16.8%
Interest-earning(2)	20,793	78.8%	23,734	72.6%	54,214	83.2%
Total	26,384	100.0%	32,696	100.0%	65,198	100.0%

(1)	Primarily demand deposits.
(2)	Primarily time and savings deposits.

Credit operations

     The following table summarizes our outstanding loans by category of transaction. Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais. The majority of our loans are denominated in reais and indexed to fixed or variable interest rates. A smaller portion of them are denominated in, or indexed to, the U.S. dollar and subject to fixed interest rates.

	As of December 31,
	2006	2007	2008	2009	2010
	(R$ in millions)
Type of credit operations
Commercial
Industrial and others	32,604	44,380	62,216	62,886	78,905
Import financing	1,465	2,179	3,350	3,824	4,163
Export financing	12,934	15,342	24,130	18,137	21,543
Leasing	3,842	8,097	20,096	19,787	15,277
Construction	519	1,634	3,134	4,201	4,179
Individuals
Overdraft	1,263	1,881	2,409	2,604	3,367
Real estate	1,326	1,571	2,174	2,640	5,900
Financing(1)	28,828	38,791	34,325	36,604	52,247
Credit card	2,652	2,330	2,501	3,452	5,000
Rural credit	7,399	9,032	10,459	11,661	13,516
Foreign currency loans	1,546	2,529	2,769	2,958	5,020
Public Sector	62	94	94	88	84
Non-performing loans	4,284	5,277	7,178	11,092	10,082
Allowance for loan losses	(6,552)	(7,769)	(10,318)	(14,572)	(15,123)
Net loans	92,172	125,368	164,517	165,362	204,160

(1)	Constituted primarily by loans for the acquisition of vehicles and direct consumer financing.

The types of credit operations presented above are as follows:

     Commercial – commercial loans include loans to corporate customers, including small businesses, as well as financing imports for corporate customers. We also provide advances to corporate exporters under trade exchange contracts, which are typically short-term and medium-term loans;

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

     Non-performing loans – we classify all loans that are sixty days or more overdue as non-performing. Once the credits are classified as non-performing loans, we stop accruing interest on them;

Impairment – We assess impairment for larger non-homogeneous balances that are more than 90 days overdue, which have already been renegotiated and present deterioration indicators. These loans are classified as "impaired" and are subject to review in accordance with ASC 310, "Accounting by Creditors for Impairment of a Loan."

We estimate the value of impaired loans based on:

  the present value of expected future cash flows discounted at the loan's effective interest rate; and
  for collateral dependent loans, the fair value of the underlying collateral.

     Through the allowance for loan losses, we establish a valuation allowance for the difference between the carrying value of the impaired loan and its estimated value, as determined above. We periodically adjust the allowance for loan losses based on an analysis of loan portfolio variations.

     We perform periodic and systematic detailed reviews of our loan portfolio to identify credit risks and to assess the overall collectability of those portfolios.

     The aggregate loss analysis for groups of homogeneous loans is based on portfolio segment. The loan portfolio of the corporate segment is comprised primarily of large, medium and small entities with a turnover of more than R$ 15 million. The amount of loss incurred in the homogenous pools is estimated based upon how many of the loans will default and the loss that will be incurred in the event of default. The probability of default of a corporate loan is based on an analysis of the movement of the loan that became overdue over a twelve-month period by each internal rating classification. Loans 90 or more days past due within the twelve-month period are assigned a rate of default that measures the percentage of such loans that will default over their lives given the assumption that the condition causing the ultimate default presently exists as of the measurement date.

     The loan portfolio of the retail segment is comprised primarily of consumer loans. The amount of loss incurred in the homogenous pools is estimated based on statistically valid models and methodologies to measure the probability of default of those loans. These statistical models (Credit and Behavior Scoring Systems) consider a number of features including, but not limited to, income, assets, restrictions and indebtedness, and other attributes of each counterparty. These models are updated regularly for changes in economic and business conditions.

Charge-offs

     Loans are charged-off against the allowance when the loan is considered uncollectible or is considered permanently impaired. Loans are charged off usually when they are between 180 and 360 days overdue. However, longer-term loans, that have original terms greater than 36 months, are charged off when they are between 360 and 540 days overdue.

     We generally carry overdue loans as non-performing loans before charging them off. The allowance for loan losses related to any loan remains on our books until the loan is charged off.

     For more information on our categorization of loans, see "- Regulation and Supervision-Bank regulations-Treatment of credit operations."

Credit approval process

For a description of our credit approval process, see "- Credit Policy."

Indexation

     The majority of our loan portfolio is denominated in reais. However, a portion of our loan portfolio is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans indexed to and denominated in U.S. dollars consist of onlending of Eurobonds and export and import financing, and represented 10.8%, 11.2% and 14.8% of our loan portfolio as of December 31, 2010, 2009 and 2008, respectively. In many cases our clients hold derivative instruments to minimize exchange rate variation risk.

Maturities and interest rates of loans

     The following tables show the distribution of maturities of our loans by type, as well as the composition of our loan portfolio by interest rate and maturity, as of the dates indicated:

	As of December 31, 2010
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(1)	Total loans, gross	Allowance for loan losses	Total
Type of loan:	(R$ in millions)
Commercial:
Industrial and others	12,163	14,010	9,800	10,422	21,199	10,788	3,300	81,682	(6,540)	75,142
Import financing	286	874	1,549	610	225	619	-	4,163	(24)	4,139
Export financing	1,315	2,089	2,084	3,893	7,568	4,594	140	21,683	(310)	21,373
Construction	17	43	119	489	2,537	973	54	4,232	(237)	3,995
Leasing	1,076	1,249	1,831	3,460	7,536	88	1,122	16,362	(1,719)	14,643
Individuals:
Overdraft	2,783	-	-	-	-	-	1,010	3,793	(204)	3,589
Real estate	36	78	135	350	1,393	3,895	100	5,987	(149)	5,838
Financing(2)	3,459	5,415	6,322	9,907	20,377	6,513	3,469	55,462	(3,894)	51,568
Credit cards	-	-	-	-	-	-	7,011	7,011	(1,526)	5,485
Rural credit	1,184	1,073	2,177	4,299	2,438	2,302	331	13,804	(520)	13,284
Foreign currency loans	641	985	976	856	800	762	-	5,020	-	5,020
Public Sector	2	3	5	9	36	29	-	84	-	84

Total	22,962	25,819	24,998	34,295	64,109	30,563	16,537	219,283	(15,123)	204,160

(1)	Primarily composed of non-performing credit cards and loans.
(2)	Primarily composed of loans for the acquisition of vehicles and direct consumer financing.

	As of December 31, 2010
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross
	(R$ in millions)
Types of loans to customer by maturity
Floating or adjustable rates(1)	8,901	5,734	8,900	14,009	24,373	19,999	10,082	91,998
Fixed rates	14,061	20,085	16,098	20,286	39,736	10,564	6,455	127,285
Total	22,962	25,819	24,998	34,295	64,109	30,563	16,537	219,283

(1)	Includes non-performing loans.

Outstanding foreign loans

     The aggregate amount of our outstanding cross-border commercial loans that are denominated in foreign currencies are mainly raised in U.S. dollars by subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, approximately 3.0% of our total assets over the last three years. We believe that there are no significant cross-border risks on these transactions, since a substantial part of the related credit risk is guaranteed by each subsidiary's parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, approximately 2.0% of our total assets over the last 3 years.

     Additionally, our deposit base is primarily comprised of clients residing in Brazilian and deposits in our branches outside Brazil account for less than 10.0% of our total deposits, and is therefore not considered significant.

Loans by economic activity

The following table summarizes our loans by borrowers' economic activity, as of the dates indicated. This table does not include non-performing loans.

	As of December 31,
	2008		2009		2010
	Loan portfolio	% of loan portfolio	Loan portfolio	% of loan portfolio	Loan portfolio	% of loan portfolio
	(R$ in millions, except percentages)
Industrial:
Food, beverages and tobacco	9,733	5.8%	8,083	4.8%	9,147	4.4%
Electric and electronic, communication equipment	1,196	0.7%	1,094	0.6%	945	0.5%
Chemicals and pharmaceuticals	5,592	3.3%	3,855	2.3%	4,647	2.2%
Civil construction	3,268	2.0%	5,379	3.2%	10,663	5.1%
Basic metal industries	6,171	3.7%	3,599	2.1%	3,889	1.9%
Textiles, clothing and leather goods	3,654	2.2%	2,475	1.5%	3,814	1.8%
Manufacturing of machinery and equipment	2,246	1.3%	2,227	1.3%	2,905	1.4%
Paper, paper products, printing and publishing	3,709	2.2%	2,752	1.6%	3,630	1.7%
Automotive	3,478	2.1%	3,599	2.1%	2,447	1.2%
Non-metallic minerals	678	0.4%	704	0.4%	1,241	0.6%
Rubber and plastic	1,876	1.1%	1,583	0.9%	2,722	1.3%
Information technology and office equipment	-	-	196	0.1%	308	0.2%
Wood and wood products, including furniture	972	0.6%	2,621	1.6%	1,554	0.7%
Extractive	1,878	1.1%	1,783	1.1%	2,265	1.1%
Petrochemicals	1,951	1.2%	1,145	0.7%	2,147	1.0%
Others	14,224	8.5%	14,323	8.5%	2,415	1.1%
Subtotal	60,626	36.2%	55,418	32.8%	54,739	26.2%
Individuals:
Consumer loans	39,235	23.4%	42,660	25.3%	60,614	29.0%
Real estate	2,174	1.3%	2,640	1.5%	5,900	2.8%
Lease financing	808	0.5%	938	0.6%	721	0.3%
Subtotal	42,217	25.2%	46,238	27.4%	67,235	32.1%
Real Estate Construction	3,134	1.8%	4,201	2.5%	4,179	2.0%
Commercial
Retail	14,472	8.6%	14,524	8.6%	19,257	9.2%
Wholesale	7,833	4.7%	8,251	4.9%	12,677	6.0%
Lodging and catering services	1,260	0.8%	1,180	0.7%	1,213	0.6%
Subtotal	23,565	14.1%	23,955	14.2%	33,147	15.8%
Financial services:
Financial institutions	1,211	0.7%	2,627	1.5%	560	0.3%
Insurance companies and private pension plans	108	0.1%	114	0.1%	-	-
Subtotal	1,319	0.8%	2,741	1.6%	560	0.3%
Services
Telecommunications	811	0.5%	517	0.3%	1,836	0.9%
Service providers	3,472	2.1%	4,141	2.5%	5,366	2.5%
Transportation	8,927	5.3%	8,473	5.0%	11,659	5.6%
Real estate	5,538	3.3%	5,963	3.5%	8,641	4.1%
Health and social services	1,781	1.1%	1,195	0.7%	1,662	0.8%
Leisure	880	0.5%	932	0.5%	2,187	1.0%
Education	413	0.2%	475	0.3%	247	0.1%
Public administration and defense	-	-	76	0.1%	43	0.1%
Other	4,515	2.7%	2,856	1.7%	4,184	2.0%
Subtotal	26,337	15.7%	24,628	14.6%	35,825	17.1%
Agriculture, breeding, forestry and fishing	10,459	6.2%	11,661	6.9%	13,516	6.5%
Total	167,657	100.0%	168,842	100.0%	209,201	100.0%

Non-performing loans and allowance for loan losses

     The following table presents a summary of our non-performing loans (comprised entirely of non-accrual loans) together with certain asset quality ratios, as of the dates indicated. We aggregate small balances, of homogeneous loans, such as overdrafts, consumer installment loans and credit card financing, for the purpose of measuring impairment. We assess larger balance loans based on the risk characteristics of each individual borrower. We do not have any material restructured loans.

     As previously noted, we classify all loans overdue for 60 days or more as non-performing. Once loans are classified as non-performing they no longer accrue interest.

	As of December 31,
	2006	2007	2008	2009	2010
	(R$ in millions, except percentages)
Non-performing loans	4,284	5,277	7,178	11,092	10,082
Foreclosed assets, net of reserves	161	195	327	457	414
Total non-performing loans and foreclosed assets	4,445	5,472	7,505	11,549	10,496
Total loans	98,724	133,137	174,835	179,934	219,283
Allowance for loan losses	6,552	7,769	10,318	14,572	15,123
Non-performing loans as a percentage of total loans	4.3%	4.0%	4.1%	6.2%	4.6%
Non-performing loans and foreclosed assets as a percentage of total loans	4.5%	4.1%	4.3%	6.4%	4.8%
Allowance for loan losses as a percentage of total loans	6.6%	5.8%	5.9%	8.1%	6.9%
Allowance for loan losses as a percentage of non-performing loans	152.9%	147.2%	143.7%	131.4%	150.0%
Allowance for loan losses as a percentage of non-performing loans and foreclosed assets	147.4%	142.0%	137.5%	126.2%	144.1%
Net charge-offs for the period as a percentage of the average balance of loans (including non-performing loans)	2.4%	3.1%	2.7%	3.7%	2.6%

     We do not have a significant amount of foreign loans. The majority of our assets are denominated in reais.

Allowance for loan losses

     The following table states the allowance for loan losses by economic activity for the periods indicated:

	December 31,
	2006	2007	2008	2009	2010
	(R$ in millions, except percentages)
Balance at the beginning of the period	4,964	6,552	7,769	10,318	14,572
Charge–off from assets
Commercial:
Industrial and others	(947)	(1,015)	(1,532)	(3,081)	(2,245)
Import financing	-	-	(6)	3	(1)
Export financing	(3)	(1)	(57)	(166)	22
Leasing	(7)	(106)	(139)	(599)	(1,437)
Individuals:
Overdraft	(247)	(247)	(236)	(320)	(303)
Real Estate	(47)	(61)	28	66	76
Financing(1)	(1,301)	(2,252)	(2,351)	(3,016)	(2,745)
Credit card	(257)	(596)	(1,040)	(1,113)	(1,451)
Rural credit	(6)	(2)	(7)	(43)	(65)
Foreign currency loans	(1)	(1)	(5)	5	252
Total charge–off from assets	(2,816)	(4,281)	(5,345)	(8,264)	(7,897)
Recoveries
Commercial:
Industrial and others	253	383	266	336	673
Leasing	14	13	13	15	53
Individuals:
Overdraft	39	51	299	471	750
Real estate	18	18	20	40	31
Financing(1)	281	367	557	701	992
Credit card	19	35	86	133	180
Rural credit	10	10	2	-	-
Foreign currency loans	3	5	-	-	-
Total recoveries	637	882	1,243	1,696	2,679
Net charge–offs	(2,179)	(3,399)	(4,102)	(6,568)	(5,218)
Provision for loan losses	3,767	4,616	6,651	10,822	5,769
Balance at the end of the period	6,552	7,769	10,318	14,572	15,123
Net charge–offs during the period as a percentage of average loans outstanding (including non–performing loans)	2.4%	3.1%	2.7%	3.7%	2.6%

(1)	Primarily composed of vehicle financing and consumer loans.

     Based on information available regarding our debtors, we believe that our aggregate allowance for loan losses is sufficient to cover probable losses in our loan operations portfolio.

     The following table sets forth our provision for loan losses, charge-offs and recoveries included in results of operations for the periods indicated:

	Year ended December 31,			% Change
	2008	2009	2010	2009/2008	2010/2009
	(R$ in millions, except percentages)
Provision for loan losses expenses	6,651	10,822	5,769	62.7%	(46.7)%
Loan charge-offs	(5,345)	(8,264)	(7,897)	54.6	(4.4)
Loan recoveries	1,243	1,696	2,679	36.4	58.0
Net Charge offs	(4,102)	(6,568)	(5,218)	60.1%	(20.6)%
Provision for loan losses(1)	4.4%	6.0%	2.9%	-	-

(1)	Provision as a percentage of average loans outstanding.

Allocation of the allowance for loan losses

The tables below set forth the allocation of the allowance for loan losses for the periods indicated.

The allowance amount allocated and the loan category are stated as a percentage of total loans.

	December 31, 2006
	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)
	(R$ in millions, except percentages)
Type of loans:
Commercial
Industrial and others	2,569	2.7%	2.6%	34.8%	34.5%
Import financing	2	-	-	1.6%	1.5%
Export financing	101	0.1%	0.1%	13.8%	13.2%
Construction	56	0.1%	0.1%	0.6%	0.5%
Leasing	105	0.1%	0.1%	4.1%	4.0%
Individuals:
Overdraft	182	0.2%	0.2%	1.4%	2.0%
Real estate	132	0.1%	0.1%	1.4%	1.4%
Financing(3)	2,941	3.2%	3.0%	29.9%	30.7%
Credit card	265	0.3%	0.3%	2.8%	2.8%
Rural credit	196	0.2%	0.2%	7.9%	7.8%
Foreign currency loans	3	-	-	1.7%	1.6%
Total	6,552	7.0%	6.7%	100.0%	100.0%

(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2007
	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Allocated allowance as a percentage of total loans(2)	Loan category as a percentage of total loans(1)	Loan category as a percentage of total loans(2)
	(R$ in millions, except percentages)
Type of loans:
Commercial
Industrial and others	2,759	2.2%	2.1%	34.7%	34.3%
Import financing	10	-	-	1.7%	1.7%
Export financing	79	0.1%	0.1%	12.0%	11.5%
Construction	56	0.1%	0.1%	1.3%	1.3%
Leasing	171	0.1%	0.1%	6.3%	6.2%
Individuals:
Overdraft	232	0.2%	0.2%	1.5%	1.6%
Real Estate	129	0.1%	0.1%	1.3%	1.2%
Financing(3)	3,424	2.7%	2.6%	30.3%	31.0%
Credit card	686	0.5%	0.5%	1.8%	2.4%
Rural credit	216	0.2%	0.2%	7.1%	6.9%
Foreign currency loans	7	-	-	2.0%	1.9%
Total	7,769	6.2%	6.0%	100.0%	100.0%

(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2008
	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)
	(R$ in millions, except percentages)
Type of loans:
Commercial
Industrial and others	3,294	2.0%	1.9%	38.0%	37.4%
Import financing	15	-	-	1.2%	1.1%
Export financing	446	0.3%	0.2%	14.4%	13.9%
Construction	40	0.1%	0.1%	1.9%	1.8%
Leasing	641	0.4%	0.4%	12.0%	11.7%
Individuals:
Overdraft	302	0.2%	0.2%	1.4%	1.6%
Real estate	252	0.1%	0.1%	1.3%	1.3%
Financing (3)	4,088	2.4%	2.3%	20.4%	21.4%
Credit card	964	0.6%	0.6%	1.5%	2.1%
Rural credit	271	0.1%	0.1%	6.2%	6.1%
Foreign currency loans	5	-	-	1.7%	1.6%
Total	10,318	6.2%	5.9%	100.0%	100.0%

(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2009
	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)
	(R$ in millions, except percentages)
Type of loans:
Commercial
Industrial and others	5,802	3.4%	3.2%	37.3%	36.6%
Import financing	55	-	-	2.3%	2.1%
Export financing	374	0.2%	0.2%	10.7%	10.3%
Construction	47	0.1%	0.1%	2.5%	2.4%
Leasing	1,889	1.0%	1.0%	11.7%	11.9%
Individuals:
Overdraft	379	0.2%	0.2%	1.5%	1.7%
Real estate	251	0.2%	0.2%	1.6%	1.5%
Financing (3)	3,897	2.3%	2.2%	21.7%	22.3%
Credit card	1,291	0.8%	0.7%	2.0%	2.8%
Rural credit	586	0.4%	0.3%	6.9%	6.7%
Foreign currency loans	1	-	-	1.8%	1.7%
Total	14,572	8.6%	8.1%	100.0%	100.0%

(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

	December 31, 2010
	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)
	(R$ in millions, except percentages)
Type of loans:
Commercial
Industrial and others	6,540	3.1%	3.0%	37.7%	37.3%
Import financing	24	-	-	2.0%	1.9%
Export financing	310	0.2%	0.1%	10.3%	9.9%
Construction	237	0.1%	0.1%	2.0%	1.9%
Leasing	1,719	0.8%	0.8%	7.3%	7.5%
Individuals:
Overdraft	204	0.1%	0.1%	1.6%	1.7%
Real estate	149	0.1%	0.1%	2.8%	2.7%
Financing (3)	3,894	1.9%	1.8%	25.0%	25.3%
Credit card	1,526	0.7%	0.7%	2.4%	3.2%
Rural credit	520	0.2%	0.2%	6.5%	6.3%
Foreign currency loans	-	-	-	2.4%	2.3%
Total	15,123	7.2%	6.9%	100.0%	100.0%

(1)	Excludes non-performing loans.
(2)	Includes non-performing loans.
(3)	Primarily includes loans for the acquisition of vehicles and direct consumer financing.

Average deposit balances and interest rate

     The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

	Year ended December 31,
	2008		2009		2010
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(R$ in millions, except percentages)
Domestic deposits:
Non–interest–bearing deposits
Demand deposits	25,991	-	27,724	-	33,587	-
Interest–bearing deposits
Deposits from financial institutions	404	19.8%	551	11.3%	517	9.3%
Savings deposits	34,538	7.1%	39,349	6.2%	47,793	6.2%
Time deposits	58,843	11.8%	93,137	9.5%	89,441	9.2%
Total interest–bearing deposits	93,785	10.1%	133,037	8.5%	137,751	8.2%
Total domestic deposits	119,776	7.9%	160,761	7.1%	171,338	6.6%
International deposits (1):
Non–interest–bearing deposits
Demand deposits	314	-	447	-	336	-
Interest–bearing deposits
Deposits from financial institutions	-	-	43	11.6%	-	-
Time deposits	3,390	4.6%	5,982	1.3%	6,377	0.6%
Total interest-bearing deposits	3,390	4.6%	6,025	1.4%	6,377	0.6%
Total international deposits	3,704	4.2%	6,472	1.3%	6,713	0.6%
Total deposits	123,480	7.8%	167,233	6.8%	178,051	6.4%

(1)	Denominated in currencies other than reais, primarily U.S. dollars.

Maturity of deposits

The following table shows the distribution of our deposits by maturity at the date indicated:

	December 31, 2010
	Due in 3 months or less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total
	(R$ in millions)
Domestic deposits:
Non–interest–bearing deposits
Demand deposits (1)	36,932	-	-	-	36,932
Interest–bearing deposits
Deposits from financial institutions	197	9	50	19	275
Savings deposits (1)	53,436	-	-	-	53,436
Time deposits	4,343	2,876	20,652	66,852	94,723
Total interest–bearing deposits	57,976	2,885	20,702	66,871	148,434
Total domestic deposits	94,908	2,885	20,702	66,871	185,366
International deposits (2):
Non–interest–bearing deposits
Demand deposits	402	-	-	-	402
Interest–bearing deposits
Time deposits	6,332	252	117	734	7,435
Total interest–bearing deposits	6,332	252	117	734	7,435
Total international deposits	6,734	252	117	734	7,837
Total deposits	101,642	3,137	20,819	67,605	193,203

(1)	Demand deposits and savings deposits are classified as due in up to three months, without taking into account the average turnaround history.
(2)	Denominated in currencies other than reais, primarily U.S. dollars.

     The following table shows maturity of outstanding time deposits with balances of over US$100,000 (or its equivalent), by maturity, as of the date indicated:

	December 31, 2010
	Domestic Currency	International Currency
	(R$ in millions)
Maturity within 3 months	3,104	6,263
Maturity after 3 months but within 6 months	1,662	323
Maturity after 6 months but within 12 months	17,764	116
Maturity after 12 months	45,372	734
Total deposits in excess of US$100,000	67,902	7,436

Minimum capital requirements

     The following table presents, for the periods indicated, the regulatory capital for purposes of calculating capital for risk-weighted assets according to the Central Bank rules.

	Overall consolidation
	2008	2009	2010
	(R$ in millions, except percentages)

Regulatory capital	47,263	55,928	56,146
Minimum Regulatory Capital required	32,318	34,509	41,893
Capital index for risk-weighted assets	16.1%	17.8%	14.7%
Excess of regulatory capital over the minimum regulatory capital required	14,945	21,419	14,253

Federal funds purchased and securities sold under agreements to repurchase and short-term borrowings

     Federal funds purchased and securities sold under agreements to repurchase and short-term borrowings totaled R$88,579 million as of December 31, 2008, R$116,333 million as of December 31, 2009 and R$168,436 million as of December 31, 2010. The principal categories of short-term borrowings are import and export financing and commercial paper.

     The following table summarizes the federal funds purchased and securities sold under agreements to repurchase and short-term borrowings for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	(R$ in millions, except percentages)
Federal funds purchased and securities sold under agreements to repurchase
Amount outstanding	74,730	108,357	160,701
Maximum amount outstanding during the period	92,818	113,173	160,701
Weighted average interest rate at period end	13.6%	9.0%	9.8%
Average amount outstanding during period (2)	74,139	92,759	126,970
Weighted average interest rate	12.4%	9.4%	8.6%
Import and export financing
Amount outstanding	10,958	4,761	3,673
Maximum amount outstanding during the period	13,455	13,151	5,225
Weighted average interest rate at period end	3.0%	1.9%	1.3%
Average amount outstanding during period (2)	7,866	8,101	4,649
Weighted average interest rate (1)	54.9%	(28.8)%	1.8%
Commercial paper
Amount outstanding	2,890	3,214	4,062
Maximum amount outstanding during the period	3,037	3,214	4,513
Weighted average interest rate at period end	3.2%	1.5%	2.1%
Average amount outstanding during period (2)	2,380	2,688	3,876
Weighted average interest rate	24.5%	5.0%	2.7%
Other	1	1	-
Total	88,579	116,333	168,436

(1)	In 2009 we have recognized negative weighted average interest rate for import and export financing, due to the impact of the appreciation of the real against the U.S. dollar.
(2)	We calculated the average balances using the month-end book balances, which include the related allocated interest.

4.C.     Organizational Structure

     We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which we call "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. See "Item 7.A. Major Shareholders." Our list of significant subsidiaries as of December 31, 2010 can be found in Exhibit 8.1 to this document.

4.D.     Property, Plants and Equipment

     As of December 31, 2010, we owned 812 properties and leased 2,914 properties throughout Brazil and eight properties abroad, all of which we used for the operation of our network of branches and our business. We own the building where our headquarters are located in Cidade de Deus, Osasco, São Paulo, State of São Paulo. Nearly all lease agreements have automatic renewal provisions and an average duration of 16 years.

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

     In 2008, GDP grew by 5.1% compared with the same period in 2007. However, GDP declined 3.7% in the fourth quarter of 2008 compared to the third quarter of 2008 mainly as a result of the international financial crisis. The real depreciated to R$2.337 per U.S. dollar as of December 31, 2008 compared to R$1.7713 as of December 31, 2007. For the year ended December 31, 2008, the COPOM increased the base interest rate from 11.25% as of December 31, 2007 to 13.75% as of December 31, 2008. Inflation, as measured by IGP-DI, was 9.11% for the year ended December 31, 2008.

     In 2009, the real appreciated to R$1.7412 per U.S. dollar as of December 31, 2009 compared to R$2.337 as of December 31, 2008. For the year ended December 31, 2009, the base interest rate decreased from 13.75% as of December 31, 2008 to 8.75% as of December 31, 2009. Inflation, as measured by IGP-DI, was -1.44% for the year ended December 31, 2009.

     In 2010, GDP increased by 7.5% compared with the same period in 2009. The real appreciated to R$1.6662 per U.S. dollar as of December 31, 2010 compared to R$1.7412 as of December 31, 2009. For the year ended December 31, 2010, the base interest rate increased from 8.75% as of December, 31, 2009 to 10.75% as of December 31, 2010. Inflation, as measured by IGP-DI, was 11.31% for the year ended December 31, 2010. As of April 29, 2011, the real/U.S. dollar exchange rate was R$1.5733 per U.S. dollar.

     The following table shows Brazilian inflation measured by IGP-DI, the appreciation of the real against the U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

	December 31,
	2008	2009	2010
	(R$ in millions, except percentages)
Inflation (IGP-DI)	9.1%	(1.4)%	11.3%
(Appreciation)/depreciation of the real against the U.S. dollar	31.9%	(25.5)%	(4.3)%
Period-end exchange rate-US$1.00	2.3370	1.7412	1.6662
Average exchange rate-US$1.00(1)	1.8334	1.9904	1.7589

(1) The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.

Sources: FGV and the Central Bank.

     The following table shows GDP variation in real terms and average interbank interest rates for the periods indicated:

	December 31,
	2008	2009	2010
Change in real GDP(1)	5.1%	(0.2)%	7.5%
Average base interest rates(2)	12.5%	9.9%	9.8%
Average interbank interest rates(3)	12.3%	9.9%	9.8%

(1) Calculated by dividing the change in real GDP during a year by the real GDP of the previous year.
(2) Calculated in accordance with Central Bank methodology (based on nominal rates).
(3) Calculated in accordance with Clearing and Custody Chamber ("CETIP") methodology (based on nominal rates).
Sources: The Central Bank, the Brazilian Geography and Statistics Institute and CETIP.

     We believe the long-term outlook for the Brazilian economy remains favorable. Although undeniably suited to being a major exporting country, Brazil's main engine of economic growth has been –and will continue to be – domestic demand. Investment has recovered on a sustainable basis, driven by rebounding business confidence and opportunities related to sporting events in 2014 and 2016, as well as pre-salt layer oil finds. Household consumption continues to grow at a robust pace, supported by a heated labor market, sustainable growth of lending and continuing high levels of social mobility.

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

     Many large financial institutions, including some of the largest commercial banks, investment banks, real estate financing companies, mortgage backers and insurance companies are reportedly still undergoing significant difficulties. Many financial institutions have recorded significant losses, and several of them have sought additional capital. Central banks around the world have coordinated efforts to boost liquidity in the financial markets, increasing the amounts loaned directly to financial institutions, lowering interest rates and significantly extending temporary reciprocal currency arrangements. Governments around the world intervened in attempts to prevent the financial crisis from deepening, more significantly, including purchasing shares in various financial institutions, announcing programs for guaranteeing debts of financial institutions, raising guarantees for deposits from clients and intermediating acquisitions of financial institutions in difficulty, among other measures.

     The global financial crisis greatly affected Brazil in the last quarter of 2008, but since then the effects have moderated, with signs of recovery in the second half of 2009, in particular. Various small- and medium-sized Brazilian banks in particular suffered from the lack of credit availability, but the Brazilian Financial System as a whole has not felt the same impact as financial markets in the United States and Europe. Relatively buoyant domestic demand for goods and services produced by companies and banks has helped soften the impact of the international crisis on Brazilian markets. However, certain companies exporting commodities and manufactured goods saw revenues decline due to the reduced weak demand on international markets. Our results of operations have been adversely affected by the global financial crisis and by the consequent effect on Brazil's economic situation.

Effects of interest rates and devaluation, appreciation on net interest income

     During periods of high interest rates, our interest income increases due to increasing interest rates on our interest-earning assets. At the same time, our interest expense increases as interest rates on our interest-bearing liabilities also increase. Changes in the volumes of our interest-earning assets and interest-bearing liabilities also affect our interest income and interest expense. For example, an increase in our interest income attributable to an increase in interest rates may be offset by a decrease in the volume of our outstanding loans.

     In addition, when the real depreciates, we incur (i) losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expense increases and (ii) gains in our assets denominated in, or indexed to, foreign currencies, such as our dollar-indexed securities and loans, as the income from such assets as measured in reais increases. Conversely, when the real appreciates, as was the case from 2003 to 2007 and 2009 to 2010, we incur (i) losses on our assets denominated in, or indexed to, foreign currencies and (ii) gains in our liabilities denominated in, or indexed to, foreign currencies.

     In 2009, our interest income increased by 0.6% as compared to 2008, from R$53,803 million in 2008 to R$54,151 million in 2009, and our interest expense decreased by 26.1%, from R$28,432 million in 2008 to R$21,018 million in 2009. The increase in our interest income was mainly a result of an increase in the average balance of our interest-earning assets, which was partially offset by a decrease in the average interest rates, mainly CDI, which decreased from 12.3% in 2008 to 9.9% in 2009. The decrease in our interest expense was mainly a result of a decrease in the average rate of our interest-bearing liabilities, and was also impacted by a lower CDI rate and a 25.5% appreciation of the real against the U.S. dollar.

     In 2010, our interest income rose 16.6% as compared to 2009, from R$54,151 million to R$63,137 million in 2010 and our interest expense increased by 22.0% from R$21,018 million in 2009 to R$ 25,645 million in 2010. Our higher interest income was primarily due to an increase in the average balance of our interest bearing assets, which was partially offset by lower average interest rates, mainly due to the interbank rate (CDI), which fell from 9.9% in 2009 to 9.8% in 2010. Our increased interest expense was primarily due to an increase in the average funding volume.

     The following table shows our foreign-currency-denominated and -indexed assets and liabilities as of the dates indicated:

	December 31,
	2008	2009	2010
	(R$ in millions)
Assets
Cash and due from banks	3,473	1,438	1,867
Interest earning deposits in other banks	5,832	3,626	1,191
Federal funds sold and securities purchased under agreements to resell	711	2,415	4,205
Brazilian Central Bank compulsory deposits	45	373	-
Securities received in resale agreements	-	4	156
Trading assets, at fair value	2,115	228	553
Available-for-sale securities, at fair value	3,869	4,536	238
Held to maturity securities, at amortized cost	1,136	932	111
Net loans	25,858	20,090	23,776
Other assets	6,095	1,159	2,595
Total assets	49,134	34,801	34,692
Off-balance sheet accounts – notional value:
Derivatives:
Futures	5,994	102	5,648
Forwards	4,287	7,036	7,584
Options	1,960	138	22
Swaps	5,312	2,114	9,302
Total	66,687	44,191	57,248

	December 31,
	2008	2009	2010
	(R$ in millions)
Liabilities:
Deposits	7,228	5,876	7,837
Federal funds purchased and securities sold under agreements to repurchase	54	435	4,073
Short-term borrowings	13,849	7,976	7,735
Long-term debt	9,207	8,340	11,018
Other liabilities	12,079	4,262	4,878
Total liabilities	42,417	26,889	35,541
Off-balance sheet accounts – notional value:
Derivatives:
Futures	22,709	13,462	18,680
Forward	2,848	8,043	5,011
Options	1,222	129	3
Swap	6,587	3,819	12,464
Total	75,783	52,342	71,699
Net exposure	(9,096)	(8,151)	(14,451)

     We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact of currency changes on us. For more information on our use of derivatives for hedging purposes, see Notes 2(e), 2(f) and 24(a) to our consolidated financial statements in "Item 18. Financial Statements."

     As of December 31, 2008, our net exposure corresponded to 2.1% of our total assets, 1.6% as of December 31, 2009 and 2.3% as of December 31, 2010.

Lending and treasury activities

     Our provision for loan losses was R$6,651 million for the year ended December 31, 2008, and increased to R$10,822 million for the year ended December 31, 2009 and decreased to R$5,769 million for the year ended December 31, 2010. The increase in our provision for loan losses in 2009 was mainly due to an increase of our loan portfolio and the effects of the global financial crisis, which raised our delinquency ratios and led to higher provisioning requirements until September 2009. However, beginning in May 2009, the Brazilian economy started to recover more quickly, principally influenced by Brazilian government measures stimulating household consumption and certain economic sectors. The decrease in our provision for loan losses in 2010 was a result of the recovery of the Brazilian economy, positively impacting our results since the last quarter of 2009, when our delinquency ratios improved. The balance of our outstanding loan portfolio increased by 2.9% from R$174,835 million as of December 31, 2008, to R$179,934 million as of December 31, 2009, and by 21.9%, from R$179,934 million as of December 31, 2009 to R$219,283 million as of December 31, 2010. This performance reflects the sustainable growth of the Brazilian economy, which together with our business strategy has facilitated the expansion of our loan operations.

     Our trading assets totaled R$72,403 million as of December 31, 2008, increased to R$72,770 million as of December 31, 2009, and to R$96,387 million on December 31, 2010. In 2009, the portfolio remained stable. The increase of R$23,617 million in our trading assets in 2010 was mainly a result of a R$11,816 million increase in our portfolio of corporate debt and equity securities, a R$7,148 million increase in our interests in investment funds and an increase of R$6,492 million in our Brazilian government securities. This performance reflects our treasury strategy of investing in profitable and highly liquid assets.

Taxes

     Our income tax expenses comprise two federal taxes: (i) IRPJ, which is assessed at a rate of 15.0% on our adjusted net income, and is increased by an additional income tax at a rate of 10.0% and (ii) the social contribution tax, which is assessed at a rate of 15.0% on our adjusted net income.

     On January 3, 2008, the Brazilian government increased the social contribution tax rate for the financial segment from 9.0% to 15.0%. Financial institutions have been collecting the social contribution tax on adjusted net income at a 15.0% rate since May 1, 2008. The legality of this increase is being challenged in actions brought before Brazil’s Supreme Court. If the Brazilian Supreme Court decides that this increase is not legal, we will be entitled to recover any amount we have collected under the 15.0% tax rate regime in excess of what we would have collected for the social contribution tax under the 9.0% regime.

     Brazilian corporations may pay shareholders interest on shareholders' equity as an alternative form of making dividend distributions fully deductible from taxable income. We intend to maximize the amount of dividends we pay in the form of interest on shareholders' equity. For further information on our tax expenses, see "Item 4.B. Business Overview-Regulation and Supervision-Taxation" and "Item 10.B Memorandum and Articles of Incorporation-Organization-Allocation of net income and distribution of dividends" and "Item 10.E. Taxation-Brazilian tax considerations-Distributions of interest on shareholders' equity."

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
  in April 2009, Bradesco disclosed that it acquired through its Insurance Group 20% of the voting capital and total Capital Stock of Integritas, a holding company of Grupo Fleury, for R$342 million. Grupo Fleury, which has been doing business for the past 83 years, is one of Brazil's most renowned and respected medical and health organizations. It provides diagnosis, clinical treatment and medical analysis services, and is a benchmark in complex medical tests for nearly 1,500 clinical laboratories and hospitals;
  in June 2009, Bradesco entered into an agreement to acquire Ibi Participações Ltda., Banco Ibi and its subsidiaries for a total of R$1.5 billion, paid to the former controlling shareholders upon delivery of our shares, representing approximately 1.6% of our capital stock. Banco Ibi is among the main credit card issuers in Brazil, both in the private-label segment as well as in branded cards, and its acquisition substantially strengthened our position in both markets. The transaction includes a partnership agreement with C&A Modas Ltda., a leader in the fashion and clothing markets, under which Bradesco started offering its products and financial services at C&A stores, for 20 years;
  in October 2009 we announced that the Board of Directors of both Odontoprev and of Bradesco (as an indirect controlling company of Bradesco Dental) approved the execution of an agreement establishing the terms of the merger between Bradesco Dental and Odontoprev in the segment of dental care plans. Under the plan of merger, Bradesco Dental became a wholly owned subsidiary of Odontoprev and Bradesco Saúde, the direct controlling company of Bradesco Dental, received shares representing 43.50% of Odontoprev's total capital. Bradesco Saúde (43.50%) and Odontoprev's main shareholder, Mr. Randal Luiz Zanetti (7.56%) entered into a shareholders´ agreement to jointly hold 51.06% of the combined company's capital;

in June 2010, Bradesco concluded the acquisition of the entire Capital Stock of the controlling group of Ibi Services S. de R.L. México ("Ibi México") and of RFS Human Management S. de R.L., a subsidiary of Ibi México. This transaction includes a partnership contract with C&A México S. de R.L. (C&A México) for a period of 20 years for the exclusive joint sale of financial products and services through the C&A México chain of stores;

In July 2010, Bradesco concluded the acquisition of 2.09% of the Capital Stock of Cielo S. A., for a total consideration of R$431.7 million, increasing its ownership interest in Cielo to 28.65%; and

In July 2010, Bradesco announced the acquisition of 10.67% of the Capital Stock of Companhia Brasileira de Soluções e Serviços (CBSS) for R$141.4. In January 2011, Bradesco acquired an additional 5.01% stake in CBSS for R$85.8 million. As a result of these acquisitions, Bradesco increased its ownership interest in CBSS to 50.01%.

     We believe that these acquisitions and related transfers of assets and liabilities contributed to increase our revenues and expenses, and that each acquisition and the related transfers of assets and liabilities will increase our future revenues, expenses and income. The amount of these increases is uncertain, and we therefore cannot estimate their impact on our future financial performance. For more information, see "Item 4.A. History, Development of the Company and Business Strategy-Recent acquisitions."

     None of our acquisitions made since January 2007 have been significant if measured in accordance with U.S. GAAP.

Critical accounting policies

     Our significant accounting policies are described in Note 2 to our audited consolidated financial statements in "Item 18. Financial Statements" The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts involve making assumptions about highly uncertain matters. In each case, other estimates or changes in the estimates between periods could have had a material impact on our financial condition and results of operations, as shown in our financial statements.

Allowance for loan losses

     We periodically adjust our allowance for loan losses based on an analysis of our loan portfolio, including our estimate of the probable losses inherent in our loan and leasing portfolio at the end of each period.

     The determination of the amount of the allowance for loan and leasing losses by its nature requires us to make judgments and assumptions regarding our loan portfolio, both on a portfolio basis and on an individual basis. When we review our portfolio as a whole, several factors can affect our estimate of the likely range of losses, including which methodology we use for measuring historical delinquency rates and what historical period we consider in making those measurements. Additional factors that can affect our determination of the allowance for loan losses include:

  general Brazilian economic conditions and conditions in the relevant industry;
  past experience with the relevant debtor or industry, including recent loss experience;

  credit quality trends;
  amounts of loan collateral;
  the volume, composition and growth of our loan portfolio;
  the Brazilian government's monetary policy; and
  any delays in the receipt of information needed to evaluate loans or to confirm existing credit deterioration.

     We use models to assist us in analyzing our loan portfolio and in determining what allowance for loan losses to make. We apply statistical loss factors and other risk indicators to loan pools with similar risk characteristics in arriving at an estimate of incurred losses in the portfolio to calculate the models. Although we frequently revise and improve our models, they are by their nature dependent on our judgment and on the information and estimates that we receive. In addition, the volatility of the Brazilian economy may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, our allowance for loan losses may not be indicative of future charge-offs. For a sensitity analysis, we assess the impact of an increase in the probability of default (PD) over the allowance. In this assessement an increase in 10% of the PD in December 31, 2010 would have increased the allowance for impairment in R$ 311 million. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the defaults have on determining allowance for loan losses.

     The process of determining the level of allowances for credit losses requires a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

     For additional information regarding our practices related to the allowance for loan losses, see "Item 4.B. Business Overview-Selected Statistical Information-Loans" and "Item 4.B. Business Overview-Selected Statistical Information-Non-performing loans and allowance for loan losses."

Fair value of financial instruments

     Financial instruments reported at fair value in our financial statements consist primarily of securities classified as trading and available-for-sale and other trading assets, including derivatives. Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable party.

     On January 1, 2008, the Company adopted ASC 820, which established a three-level valuation hierarchy for disclosure of fair value measurements. Under ASC 820, instruments are categorized within a hierarchy based on the lowest level of input that is significant for measuring fair value. We input less of our own judgment in arriving at fair market value measurements for instruments classified as levels 1 and 2, where inputs are principally based on observable market data. By contrast, for instruments classified as level 3, we have to input a significant amount of our own judgment to obtain at fair market value measurements. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

     The fair values of trading assets, liabilities and available-for-sale securities are primarily based on actively traded markets where prices are based on either direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of trading assets or liabilities and available-for-sale securities. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, the securities are classified within level 3 of the valuation hierarchy once the fair value is determined, based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets, as well as other factors which require management to exercise significant judgment or estimation. As of December 31, 2010, R$20.7 billion, or 15.3%, of trading assets and available-for-sale securities were classified as level 3 fair-value assets.

     Exchange-traded derivatives valued using quoted prices are classified within level 1 of the valuation hierarchy. However, few classes of derivatives contracts are listed on exchange, therefore, the majority of our derivative positions are determined by using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity. These inputs are used to value the position. Most market inputs are observable and can be obtained mainly from BM&FBovespa and the secondary market. As of December 31, 2009 and 2010, the net fair values of derivatives assets and liabilities classified as level 3 was R$16 million and R$(2) million.

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

     Net trading gains/(losses), which represent the net amount earned from our trading positions, can be volatile and are largely driven by general market conditions and customer demand. Net trading gains/(losses) are dependent on the volume and type of transactions, the level of risk assumed, and the volatility of price and rate movements at any given time within the ever-changing market environment. To evaluate risk in our trading activities, we focus on the actual and potential volatility of individual positions as well as portfolios. At a portfolio and corporate level, we use trading limits, stress testing and tools such as "VaR" modeling to estimate a potential daily loss not to be exceeded with a specified confidence level to measure and manage market risk. As of December 31, 2010, the amount of our "VaR" was R$23 million based on a 99% confidence level. For more information on "VaR", see "Item 11. Quantitative and Qualitative Disclosure about Market Risk - Value at Risk ("VaR")."

Other-Than-Temporary Impairment

     In determining whether or not impairment of a security is other-than-temporary, we have applied the three step model described in ASC 320, "Investments - Debt and Equity Securities." We use a combination of factors aimed at determining whether recovery of the value of a security is likely. These factors include: the length of time and the extent to which fair value has been less than cost to assist in determining the extent of the analysis to be made of securities; financial condition and near-term prospects of the security’s issuer, including any specific events which may influence the issuer’s operations; any failure of the security’s issuer to make scheduled interest payments; changes in the rating of the security by a rating agency; the historic and implied volatility of the security; and the intent and ability of the Bank to retain its investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value. In addition, for marketable equity securities our assessment includes forecasting analyses of the period (date) when the security will recover its cost basis and whether the bank will hold the security in that period (on that date). These analyses are based on an assessment of individual terms and attributes of each security. For more information on other-than-temporary impairment, see "Item 18. Financial Statements."

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

Classification of securities

     The classification of securities in trading, available-for-sale or held to maturity categories is based on management's intention to hold or trade such securities at the time of acquisition. The accounting treatment of the securities we hold thus depends on whether we classify them at acquisition as trading, available-for-sale or held to maturity. Changes in circumstances may modify our strategy with respect to a specific security, requiring transfers among the three categories indicated above.

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

     We constantly monitor and evaluate the impact of new tax laws on our liabilities, as well as new developments that could affect the assessments and assumptions underlying our analysis of the possibility of realizing deferred tax benefits.

     We have applied the ASC 740, “Income Taxes”, which consists of a framework to determine the appropriate level of tax reserves for these uncertain tax positions. See Note 16 to our consolidated financial statements.

     Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

     In addition, we have also applied ASC 740 to monitor the interpretation of tax laws by, decisions of, tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. This monitoring may also result from our own tax planning or income tax controversies being settled, and may be material to our operating results for any given period. For additional information about ASC 740, see Note 2(q) and Note 16 to our consolidated financial statements.

     For additional information regarding our income tax, see "Item 4.B. Business Overview-Regulation and Supervision-Taxation-Income tax and social contribution on profits."

Pension plan reserves

     Certain products we offer, such as pension investment contracts and funds where the policyholders bear the investment risk, are considered investment contracts in accordance with the requirements of ASC 944 "Financial Services - Insurance." During the accumulation phase of the pension investment contracts, when the policyholders bear the investment risk, the contracts are treated as investment contracts. During the annuity phase, the contract is treated as an insurance contract with mortality risk. Funds related to pension investment contracts where the policyholders bear the investment risk are equal to the account value. Account values are not actuarially determined. Rather, account values increase with deposits and interest credited (based on contractual provisions) and are reduced by redemptions at the policyholder's discretion.

     In addition, we determine the need to record an additional liability for the contract feature if the present value of expected annuitization payment at the expected annuitization date exceeds the expected account balance at the annuitization date, in accordance with ASC 944 "Financial Services - Insurance." Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards.

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

     For a sensitity analysis, we assess the impact of an increase and a decrease in the interest rate and the longevity of beneficiaries on net income and shareholders´ equity, after taxes and contributions. In this assessement, an increase (0.1%) or a decrease (0.1%) in the interest rate would result in an increase of R$ 185.9 million and a decrease of R$ 191.4 million, respectively on net income and shareholders´ equity, after taxes and contributions. Also an increase (1%) or a decrease (1%) in the longevity of beneficiaries would result in a decrease of R$ 131.6 million and an increase of R$ 129.7 million, respectively.

Insurance technical provisions

     Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will come due at some point in the future, to or on behalf of our policyholders. U.S. GAAP allows for some degree of managerial judgment and prescribes the method for establishing reserves. Future policy benefits and claims include reserves for traditional individual and group life insurance, health insurance and accident insurance, among others. These benefits are computed using assumptions of mortality, morbidity, lapse, investment performance, inflation and expense. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility. For long duration insurance contracts, once the assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy. However, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium insufficiency provisions. Premium insufficiency provisions may also be established for short duration contracts to provide for expected future losses. Future policy benefits and claims also include reserves for incurred but unreported health, disability and life insurance claims. We recognize claims costs in the period the service was provided to our policyholders. However, claim costs incurred in a particular period are not known with certainty until after we receive, process and pay the claims. We determine the amount of liability using actuarial methods based on historical claim payments to determine our estimate of claim liabilities. Methods for determining these estimates and establishing reserves are reviewed and updated regularly. Adjustments resulting thereof are recognized in earnings for the respective period. For additional information, see Note 2 of our consolidated financial statements.

     For a sensitity analysis, we assess the impact of an increase and a decrease in the claim ratio. In this assessement, an increase (0,1%) or a decrease (0.1%) in the claim ratio in the last 12 months of the base date, would result in an impact in R$ 71.0 million in the net income and shareholders´ equity, after taxes and contributions.

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

Commitments and contingencies

     We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the following table:

	Payments due as of December 31, 2010
	Less than 1 year(1)	1 to 3 years	3 to 5 years	More than 5 years	Total
	(R$ in millions)
Contractual Obligations
Time deposits	34,571	60,140	5,877	1,570	102,158
Federal funds purchased and securities sold under agreements to repurchase	126,091	31,708	2,123	779	160,701
Long-term debt	22,054	34,239	10,737	8,207	75,237
Other obligations(2)	98,950	30,218	2,171	565	131,904
Total(3)	281,666	156,305	20,908	11,121	470,000

(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over.
(2) Includes reserves for insurance claims, pension plans and pension investment contracts.
(3) Excludes the liability for unrecognized tax benefits, in the amount of R$1,789 million.

Off-balance sheet financial guarantees

     In addition to our loans, we have credit-related transactions with our customers for attending to their financing needs. These transactions are not recorded on our balance sheet in accordance with U.S. GAAP. The following table summarizes these off-balance sheet financial arrangements as of December 31, 2010:

	Payments due as of December 31, 2010
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(R$ in millions)
Contractual Obligations
Financial guarantees	6,281	5,112	3,792	25,581	40,766
Letters of credit	1,465	-	-	-	1,465
Total	7,746	5,112	3,792	25,581	42,231

     We guarantee our clients' performance in obligations with third parties. We have the right to seek reimbursement from our clients for any amounts paid under these guarantees. Additionally, we may hold cash or other highly liquid collateral to guarantee these obligations. These agreements are subject to the same credit evaluation as other loan originations.

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

     For additional segment information, see Note 27 to our consolidated financial statements in "Item 18. Financial Statements."

     In our banking segment, we offer a range of banking products and services to our customers, including deposit-taking and loan operations, credit and debit card services and capital markets services, through our broad distribution network. For a description of the banking segment's operations, see "Item 4.B. Business Overview-Banking activity."

     In our insurance, pension plan and certificated savings plan segment, we offer a range of products and services to our customers, including health, life, automobile and property/casualty, individual and corporate pension plans, and certificated savings plans, through our broad distribution network. For a description of the operations of the insurance, pension plan and certificated savings plan segment, see "Item 4.B. Business Overview-Insurance, pension plans and certificated savings plans."

Results of operations for the year ended December 31, 2010 compared with the year ended December 31, 2009

     The following tables set forth the principal components of our net income for 2010 and 2009, on a consolidated basis and by segment:

	For the year ended December 31,
	Consolidated
	2009	2010	% change
	(R$ in millions, except %)
Net interest income	33,133	37,492	13.2%
Provision for loan losses	(10,822)	(5,769)	(46.7)%
Non-interest income	31,734	30,170	(4.9)%
Non-interest expense	(40,376)	(46,713)	15.7%
Income before income taxes	13,669	15,180	11.1%
Income tax and social contribution	(4,420)	(5,428)	22.8%
Net income before attribution to noncontrolling interest	9,249	9,752	5.4%
Net income attributed to noncontrolling interest	(33)	(90)	172.7%
Parent company´s net income	9,216	9,662	4.8%

	For the year ended December 31,
	Banking			Insurance, Pension Plans and Certificated savings plans
	2009	2010	% Change	2009	2010	% Change
	(R$ in millions, except percentages)
Net interest income	25,551	28,817	12.8%	7,569	8,605	13.7%
Provision for loan losses	(10,822)	(5,769)	(46.7)%	-	-	-
Non-interest income	15,721	13,145	(16.4)%	15,900	16,776	5.5%
Non-interest expense	(21,554)	(26,512)	23.0%	(18,775)	(20,155)	7.4%
Income before income taxes	8,896	9,681	8.8%	4,694	5,226	11.3%
Income tax and social contribution	(2,733)	(3,432)	25.6%	(1,661)	(1,975)	18.9%
Net income before attribution to noncontrolling interest	6,163	6,249	1.4%	3,033	3,251	(7.2)%
Net income attributed to noncontrolling interest	(6)	(16)	166.7%	(26)	(22)	(15.4)%
Parent company´s net income	6,157	6,233	1.2%	3,007	3,229	(7.4)%

Net interest income

     The following table shows the principal components of our net interest income before provision for loan losses for 2010 and 2009, on a consolidated basis and by segment:

	For the year ended December 31,
	Consolidated			Banking			Insurance, Pension Plans and Certificated savings plans
	2009	2010	% Change	2009	2010	% Change	2009	2010	% Change
	(R$ in millions, except percentages)
Interest income	54,151	63,137	16.6%	47,044	54,998	16.9%	7,569	8,605	13.7%
Interest expense	(21,018)	(25,645)	22.0%	(21,493)	(26,181)	21.8%	-	-	-
Net interest income	33,133	37,492	13.2%	25,551	28,817	12.8%	7,569	8,605	13.7%

     The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation/depreciation of the real) in each case for the year 2010 as compared to the year 2009:

	As of December 31,
	Consolidated	Banking	Insurance, Pension Plans and Certificated savings plans
	2010/2009
	Increase / (decrease) (R$ in millions)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	3,292	1,715	1,219
Due to changes in average interest rates	1,067	1,551	(183)
Net change	4,359	3,266	1,036

Banking

     Our net interest income increased by 12.8%, from R$25,551 million in 2009 to R$28,817 million in 2010. This increase was mainly due to a 15.1% increase in the average balance of interest-earning assets, particularly a 10.7% increase in the average balance of outstanding loans, a 21.0% increase in the average volume of federal funds sold and securities purchased under agreements to resell and an increase of 12.5% in the average balance of trading assets and securities received in resale agreements. These factors were partially offset by a 17.5% increase in the average balance of interest-bearing liabilities, particularly an increase of 21.5% in the average balance of savings deposits, a 36.9% increase in the average balance of federal funds purchased and securities sold under agreements to repurchase and a 28.5% increase in the average balance of long-term debt.

     The average interest rate of net interest income in relation to average interest-earning assets decreased from 7.7% in 2009 to 7.6% in 2010.

Insurance, pension plans and certificated savings plans

     Our net interest income increased 13.7%, from R$7,569 million in 2009 to R$8,605 million in 2010. This growth is mainly due to (i) a 30.2% increase in the average balance of trading assets and securities received in resale agreements, which includes a growth of sales of our VGBL and PGBL investment contracts, and (ii) a 14.6% increase in the average balance of available-for-sale securities.

     The average interest rate of net interest income for average interest-earning assets decreased from 10.3% in 2009 to 9.8% in 2010.

Interest income

     The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2009 and 2010:

	As of December 31,
	Consolidated
	2009	2010	% Change
	(R$ in millions, except percentages)
Average balance of interest-earning assets:
Loans	173,048	191,537	10.7%
Federal funds sold and securities purchased under agreements to resell	68,998	80,879	17.2%
Trading assets and securities received in resale agreements	94,940	114,650	20.8%
Available-for-sale securities	28,650	31,361	9.5%
Held to maturity securities	3,927	3,778	(3.8)%
Interest earning deposits in other banks	10,164	9,664	(4.9)%
Brazilian Central Bank compulsory deposits	23,967	37,259	(55.5)%
Other interest-earning assets	601	532	(11.5)%
Total	404,295	469,660	16.2%
Average interest rate earned	13.4%	13.4%

	As of December 31,
	Banking			Insurance, Pension Plans and Certificated savings plans
	2009	2010	% Change	2009	2010	% Change
	(R$ in millions, except percentages)
Average balance of interest-earning assets:
Loans	173,048	191,537	10.7%	-	-	-
Federal funds sold and securities purchased under agreements to resell	66,838	80,879	21.0%	2,161	-	-
Trading assets and securities received in resale agreements	50,827	57,198	12.5%	43,949	57,227	30.2%
Available-for-sale securities	4,844	4,001	(17.4)%	23,878	27,359	14.6%
Held to maturity securities	969	252	(74.0)%	2,958	3,526	19.2%
Interest earning deposits in other banks	9,970	9,519	(4.5)%	194	144	(25.8)%
Brazilian Central Bank compulsory deposits	23,967	37,259	55.5%	-	-	-
Other interest-earning assets	601	532	(11.5)%	-	-	-
Total	331,064	381,177	15.1%	73,140	88,256	20.7%
Average interest rate earned	14.2%	14.4%		10.3%	9.8%

     For further information about average interest rates by type of assets, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

     The following table shows, on a consolidated basis and by segment, how much of the increase in our interest income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the floating of the real), in each case comparing the year 2010 with the year 2009:

	As of December 31,
	Consolidated	Banking	Insurance, Pension Plans and Certificated savings plans
	2010/2009
	Increase / (decrease)
	(R$ in millions)
Due to changes in average volume of interest-earning assets	7,740	6,310	1,219
Due to changes in average interest rates	1,246	1,644	(183)
Net change	8,986	7,954	1,036

Banking

     Our interest income increased 16.9%, from R$47,044 million in 2009 to R$54,998 million in 2010. This increase was mainly due to growth in interest income from (i) loans; (ii) federal funds sold and securities purchased under agreements to resell; and (iii) compulsory deposits.

     Interest income from loans rose by 14.0%, from R$32,708 million in 2009 to R$37,291 million in 2010. This increase relates to a 10.7% growth in the average balance of our loan portfolio from R$173,048 million in 2009 to R$191,537 million in 2010, due in part to the acquisition of Banco Ibi. The sustainable growth of the Brazilian economy, combined with our commercial strategy, has benefitted the expansion of our lending, mainly operations related to payroll deductible loans, real estate financing, BNDES onlending and credit cards.

     Income from trading assets and securities received in resale agreements increased 22.1%, from R$3,795 million in 2009 to R$4,632 million in 2010. This increase was mainly due to the average interest rate rising from 7.5% in 2009 to 8.1% in 2010, basically due to an increase in the base interest rate from 8.75% at year-end 2009 to 10.75% at year-end 2010.

     Income from available-for-sale securities decreased by 18.4%, from R$770 million in 2009 to R$628 million in 2010. This variation was due to a reduction of 17.4% in the average balance of available-for-sale securities from R$4,844 million in 2009 to R$4,001 million in 2010.

     Interest income from Central Bank compulsory deposits increased 100.8%, from R$1,434 million in 2009 to R$2,879 million in 2010. This variation reflects the following Central Bank measures: (i) Circular 3,513/10 introduced a compulsory deposit of 20% on demand and time deposits and (ii) Circular 3,514/10 introduced an additional 12% on time deposits and 10% on savings deposits. The increase in interest income from Central Bank compulsory deposits was also due to the rise in the average rate from 6.0% in 2009 to 7.7% in 2010, mainly influenced by the COPOM's raising the base interest rate, to 10.75% at the end of 2010 from 8.75% at the end of 2009.

     Our interest income from federal funds sold and securities purchased under agreements to resell increased by 15.1%, from R$7,701 million in 2009 to R$8,867 million in 2010. This increase was mainly due to an increase in the average balance of these operations, from R$66,838 million in 2009 to R$80,879 million in 2010, due to growth in repurchase agreements.

Insurance, pension plans and certificated savings plans

     Our net interest income increased by 13.7%, from R$7,569 million in 2009 to R$8,605 million in 2010. This growth was mainly due to (i) a 30.2% increase in the average balance of trading assets and securities received in resale agreements, reflecting an increase in the sale of "VGBL" and "PGBL" contracts and (ii) a 14.6% increase in the average balance of available-for-sale securities.

     The average interest rate of net interest income for average interest-earning assets increased from 10.3% in 2009 to 9.8% in 2010.

Interest expense

     The following table shows the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2009 and 2010:

	As of December 31,
	Consolidated
	2009	2010	% Change
	(R$ in millions, except percentages)
Average balance of interest-bearing liabilities:
Savings deposits	39,349	47,793	21.5%
Time deposits	99,119	95,818	(3.3)%
Federal funds purchased and securities sold under agreements to repurchase	92,759	126,970	36.9%
Short-term borrowings	10,798	8,525	(21.1)%
Long-term debt	48,200	61,961	28.5%
Deposits from financial institutions	594	517	(13.0)%
Total	290,819	341,584	17.5%
Average interest rate paid	7.2%	7.5%

	As of December 31,
	Banking			Insurance, Pension Plans and Certificated savings plans
	2009	2010	% Change	2009	2010	% Change
	(R$ in millions, except percentages)
Average balance of interest-bearing liabilities:
Savings deposits	39,422	47,793	21.2%	-	-	-
Time deposits	99,140	95,823	(3.3)%	-	-	-
Federal funds purchased and securities sold under agreements to repurchase	92,759	126,970	36.9%	-	-	-
Short-term borrowings	10,798	8,525	(21.1)%	-	-	-
Long-term debt	48,200	61,977	28.6%	-	-	-
Deposits from financial institutions	594	517	(13.0)%	-	-	-
Total	290,913	341,605	17.4%	-	-	-
Average interest rate paid	7.4%	7.7%		-	-	-

     For further information on average interest rates by type of liability, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

     The following table shows, on a consolidated basis and by segment, how much of the increase in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the fluctuations in the real/U.S. dollar rate), in each case, for 2010 as compared to 2009:

	As of December 31,
	Consolidated	Banking	Insurance, Pension Plans and Certificated savings plans
	2010/2009
	Increase/(decrease)
	(R$ in millions)
Due to changes in average volume of interest-bearing liabilities	4,448	4,595	-
Due to changes in average interest rates	179	93	-
Net change	4,627	4,688	-

Banking

     Our financial expenses increased by 21.8%, from R$21,493 million in 2009 to R$26,181 million in 2010. This increase relates to a rise in the average interest rate of the average balance of our interest-bearing liabilities, from 7.4% in 2009 to 7.7% in 2010, and an increase of 17.4% in the average volume of our interest-bearing liabilities, which in turn was due mainly to (i) the increase of 28.6% in the average balance of long-term loans from R$48,200 million in 2009 to R$61,977 million in 2010; (ii) the increase of 21.2% in the average balance of savings deposits from R$39,422 million in 2009 to R$47,793 million in 2010; and (iii) the increase of 36.9% in the average balance of federal funds purchased and securities sold under agreements to repurchase, from R$92,759 million in 2009 to R$126,970 million in 2010. The increase in our financial expenses was partially offset by a 21.1% decrease in the average volume of our short-term loans from R$10,798 million in 2009 to R$8,525 million in 2010.

Provision for loan losses

     The following table shows changes in our allowance for loan losses, provision for loan losses, loan charge-offs and loan recoveries for the years ended 2010 and 2009, as well as our provisions-to-loans ratio (provisions as a percentage of the average balance of our loans):

	As of December 31,
	2009	2010	% Change
	(R$ in millions, except percentages)
Allowance for loan losses at the beginning of the year	10,318	14,572	41.2%
Provision for loan losses	10,822	5,769	(46.7)%
Loan charge-offs	(8,264)	(7,897)	(4.4)%
Loan recoveries	1,696	2,679	58.0%
Allowance for loan losses at the end of the year	14,572	15,123	3.8%
Ratio of provision for loan losses to average loans outstanding	6.3%	3.0%

     The balance of our allowance for loan losses increased by 3.8%, from R$14,572 million in 2009 to R$15,123 million in 2010. This increase was mainly due to a growth in our allowance for loan losses for the retail segment, which grew 5.9% from R$12,899 million in 2009 to R$13,664 in 2010, as a result of a 21.6% increase in the loan portfolio for this segment. The increase in our allowance for loan losses was partially offset by the decrease in our allowance for loan losses for the corporate segment, from R$1,673 million to R$1,459 million, reflecting the improvement of the loan portfolio quality. Non-performing loans decreased 9.1%, from R$11,092 million in 2009 to R$10,082 million in 2010, providing an improvement of the loan portfolio quality. The ratio of non-performing loans to total loan portfolio decreased from 6.2% in 2009 to 4.6% in 2010.

     The calculation of allowance for loan losses comprises an individual analysis of impaired losses and an aggregate loss analysis for groups of homogeneous loans, as follows:

	As of December 31,
	2009	2010
	(R$ in millions)
Impaired loans	552	642
Homogeneous loan losses	14,020	14,481
Total	14,572	15,123

     The ratio of homogeneous allowance for loan losses to total loans (including non-performing loans) fell from 7.8% in 2009 to 6.6% in 2010. This decrease was mainly due to the recovery of the Brazilian economy and the related improvement in the credit quality of our loan portfolio, leading to a decrease in levels of provisions, despite loans increasing 21.9%.

     Our level of losses from annual loans, defined as the value of loan charge-offs to average balance of loans, fell from 4.8% in 2009 to 4.1% in 2010. Problem loan recoveries increased by 58.0% and charge-offs decreased by 4.4% compared to 2009. In 2010, provision for loan losses fell 46.7% compared to 2009, mainly due to the recovery of the Brazilian economy, thus resulting in the decrease of our ratio of allowance for loan losses to outstanding loans from 8.1% as of December 31, 2009 to 6.9% in 2010.

     We believe that our current allowance for loan losses is sufficient to cover probable losses associated with our portfolio. For more information, see "Item 4.B. Business Overview-Selected Statistical Information-Charge-offs" and "Item 4.B. Business Overview-Selected Statistical Information-Non-performing loans and allowance for loan losses."

     The amount of changes in allowance for loan losses as a percentage of the total portfolio is consistent with our historical experience with delinquency ratios, charge-offs and net losses. The changes in the quality of our loan portfolio were the most significant elements when establishing our allowance for loan losses as compared to any other change or trend in non-performing loans.

     Loans granted to individuals presented 46.8% growth compared to 2009, mainly due to the 123.5% increase in mortgages, which rose to 8.9% of loans to individuals in 2010 from 5.8% in 2009, and 42.7% growth in other financings, mainly vehicle and consumer financing.

     With respect to credit to corporate customers, credits assigned to export financing rose 18.8% from R$18,137 million in 2009 to R$ 21,543 million in 2010, and industrial and other credits rose 25.5% from R$62,886 million in 2009 to R$78,905 million in 2010. Housing finance portfolios remained stable, import financing increased 8.9% and foreign currency loans increased by 69.7%, compared with 2009.

     For a description of the Central Bank's regulation on loan operations, see "Item 4.B. Business Overview-Regulation and Supervision-Bank regulations-Treatment of loans" and Note 2(j) to our consolidated financial statements in "Item 18. Financial Statements."

Non-interest income

     The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2009 and 2010.

				For the year ended December 31,
				Consolidated
				2009	2010	% Change
				(R$ in millions, except percentages)
Fee and commission income				9,381	10,942	16.6%
Net gains (losses) on trading assets and securities received in resale agreements				3,075	1,189	(61.3)%
Net realized gains (losses) on available-for-sale securities, net of impairment losses				164	783	377.4%
Equity in the earnings of unconsolidated companies				644	539	(16.3)%
Insurance premiums				12,521	14,068	12.4%
Pension plan income				607	692	14.0%
Other non-interest income				5,342	1,957	(63.4)%
Total				31,734	30,170	(4.9)%

	For the year ended December 31,
	Banking			Insurance, Pension Plans and Certificated savings plans
	2009	2010	% Change	2009	2010	% Change
	(R$ in millions, except percentages)
Fee and commission income	8,371	9,759	16.6%	851	972	14.2%
Net gains (losses) on trading assets and securities received in resale agreements	2,807	1,161	(58.6)%	265	28	(89.4)%
Net realized gains (losses) on available-for-sale securities, net of impairment losses	(75)	103	-	238	680	185.7%
Equity in earnings of unconsolidated companies	499	327	(34.5)%	146	120	(17.8)%
Insurance premiums	-	-	-	12,521	14,068	12.4%
Pension plan income	-	-	-	607	692	14.0%
Other non-interest income	4,119	1,795	(56.4)%	1,272	216	(83.0)%
Total	15,721	13,145	(16.4)%	15,900	16,776	5.5%

Banking

     Our non-interest income decreased 16.4%, from R$15,721 million in 2009 to R$13,145 million in 2010. This reduction was mainly due to (i) a decrease of 58.6% in net gains from trading assets and securities received in resale agreements, from R$2,807 million in 2009 to R$1,161 million in 2010, and (ii) a decrease of 56.4% in other non-interest income, influenced by the partial sale of Cielo stock in the amount of R$2,410 million in 2009. Those decreases were partially offset by the 16.6% increase in fee income, mainly credit card fee, which increased 32.2% in the period.

Insurance, pension plans and certificated savings plans

     Our non-interest income increased by 5.5%, from R$15,900 million in 2009 to R$16,776 million in 2010. This performance was mainly due to (i) the 12.4% increase in income from insurance premiums, from R$12,521 million in 2009 to R$14,068 million in 2010, due to (a) growth of health insurance premiums, from R$6,099 million in 2009 to R$7,071 million in 2010 and (b) increase in the premiums for auto, property/casualty and liability insurance, from R$3,277 million in 2009 to R$3,863 million in 2010 and (ii) an increase of 185.7% in net gains on available-for-sale securities, net of impairment losses, from R$238 million in 2009 to R$680 million in 2010. Those events were partially offset by the decrease of 83.0% in other non-operating income due to the income of R$ 732 million related to the exchange of shares with Odontoprev, which occurred in 2009.

Non-interest expense

     The following tables show, on a consolidated and per segment basis, the principal components of our non-interest expense for 2009 and 2010:

	For the year ended December 31,
	Consolidated
	2009	2010	% Change
	(R$ in millions, except percentages)
Salaries and benefits	(7,404)	(8,724)	17.8%
Administrative expenses	(8,211)	(9,800)	19.4%
Amortization of intangible assets	(660)	(916)	38.8%
Insurance claims	(8,329)	(9,307)	11.7%
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(6,008)	(6,209)	3.3%
Pension plan operating expenses	(410)	(456)	11.2%
Insurance and pension plan selling expenses	(1,654)	(1,521)	(8.0)%
Depreciation and amortization	(1,053)	(1,267)	20.3%
Other non-interest expense	(6,647)	(8,513)	28.1%
Total	(40,376)	(46,713)	15.7%

	For the year ended December 31,
	Banking			Insurance, Pension Plans and Certificated savings plans
	2009	2010	% Change	2009	2010	% Change
	(R$ in millions, except percentages)
Salaries and benefits	(6,615)	(7,785)	17.7%	(532)	(729)	37.0%
Administrative expenses	(7,645)	(9,057)	18.5%	(768)	(964)	25.5%
Amortization of intangible assets	(660)	(916)	38.8%	-
Insurance claims	-	-	-	(8,329)	(9,307)	11.7%
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	-	-	-	(6,008)	(6,209)	3.3%
Pension plan operating expenses	-	-	-	(410)	(456)	11.2%
Insurance and pension plan selling expenses	-	-	-	(1,655)	(1,522)	(8.0)%
Depreciation and amortization	(1,020)	(1,228)	20.4%	(31)	(36)	16.1%
Other non-interest expense	(5,614)	(7,526)	34.1%	(1,042)	(932)	10.6%
Total	(21,554)	(26,512)	23.0%	(18,775)	(20,155)	7.4%

Banking

     Our non-interest expense increased by 23.0%, from R$21,554 million in 2009 to R$26,512 million in 2010, due to a 17.7% growth in salaries and benefits expenses, impacted by increased salary levels and the 18.5% growth in our administrative expenses, due to the organic growth and consequent increases in points of sale.

Insurance, pension plans and certificated savings plans

     Our non-interest expense increased by 7.4%, from R$18,775 million in 2009 to R$20,155 million in 2010. This increase was mainly due to: (i) a 3.3% increase in our changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts from R$6,008 million in 2009 to R$6,209 million in 2010 and (ii) a 11.7% increase in insurance claims, from R$8,329 million in 2009 to R$9,307 million in 2010. Increases in our expenses are the result of our business expansion.

Income tax and social contribution

     Income tax in Brazil consists of federal income taxes and the social contribution tax on adjusted income. See "Item 5.A. Operating Results-Overview-Taxes." The combined rate of these two taxes was 34.0% up to April 2008. As of May 2008, the combined rate increased to 40%, due to the raise of social contribution taxes on adjusted net income rate, from 9% to 15%. Our income tax expenses are composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our statement of income but do not affect our taxable basis. Similarly, certain amounts of taxable income and deductible expenses are used as a basis to calculate our income taxes but do not affect our statement of income. Additionally, under Brazilian tax regulations, foreign exchange variation from gains and losses of investments abroad are not taxable when the foreign exchange variation is positive and non-deductible when the foreign exchange variation is negative.

        Income tax expenses increased from R$4,420 million in 2009 to R$5,428 million in 2010. This variation was mainly due to: (i) income before income tax, social contribution and equity earnings from unconsolidated companies in the amount of R$1,616 million, corresponding to a 12.4% growth in the period, reflected in our tax expense affected by the statutory rate that increased from R$5,210 million in 2009 to R$5,856 million in 2010 and (ii) non-deductible expenses and provisions, which generated a negative adjustment in 2010 of R$323 million, against a positive adjustment in 2009 of R$22 million. These effects were partially mitigated by the higher fiscal benefit obtained due to interest on shareholders’ capital paid to shareholders, increasing from R$853 million in 2009 to R$986 million in 2010. For more information on Income tax and social contribution, see Note 16 to our Financial Statements in “Item 18. Financial Statements”.

     As a percentage of our income before taxes, adjusted for non-taxable income from equity earnings in unconsolidated companies, income tax went from a 33.9% expense in 2009 to a 37.1% expense in 2010.

Net income

     As a result of the above, our net income increased by 4.8%, from R$9,216 million in 2009 to R$9,662 million in 2010.

Results of operations for year ended December 31, 2009 compared with the year ended December 31, 2008

     The following tables show the principal components of our net income for 2009 and 2008, on a consolidated basis and by segment:

	For the year ended December 31,
	Consolidated
	2008	2009	Percentage change
	(R$ in millions, except percentages)
Net interest income	25,371	33,133	30.6%
Provision for loan losses	(6,651)	(10,822)	62.7%
Non-interest income	23,660	31,734	34.1%
Non-interest expense	(35,632)	(40,376)	13.3%
Income before income taxes	6,748	13,669	102.6%
Income tax and social contribution	401	(4,420)	-
Net income before attribution to noncontrolling interest	7,149	9,249	29.4%
Net income attributed to noncontrolling interest	(131)	(33)	(74.8)%
Parent Company's Net income	7,018	9,216	31.3%

	For the year ended December 31,
	Banking			Insurance, Pension Plans and Certificated savings plans
	2008	2009	% Change	2008	2009	% Change
	(R$ in millions, except percentages)
Net interest income	19,054	25,551	34.1%	6,295	7,569	20.2%
Provision for loan losses	(6,651)	(10,822)	62.7%	-	-	-
Non-interest income	10,564	15,721	48.8%	12,977	15,900	22.5%
Non-interest expense	(20,620)	(21,554)	4.5%	(14,946)	(18,775)	25.6%
Income before income taxes	2,347	8,896	279.0%	4,326	4,694	8.5%
Income tax and social contribution	1,970	(2,733)	-	(1,545)	(1,661)	7.5%
Net income before attribution to noncontrolling interest	4,317	6,163	42.8%	2,781	3,033	9.1%
Net income attributed to noncontrolling interest	(42)	(6)	(85.7)%	(89)	(26)	(70.8)%
Parent Company's Net income	4,275	6,157	44.0%	2,692	3,007	11.7%

Net interest income

     The following table shows the principal components of our net interest income before provision for loan losses for 2009 and 2008, on a consolidated basis and by segment:

	For the year ended December 31,
	Consolidated			Banking			Insurance, Pension Plans and Certificated savings plans
	2008	2009	% Change	2008	2009	% Change	2008	2009	% Change
	(R$ in millions, except percentages)
Interest income	53,803	54,151	0.6%	47,936	47,044	(1.9)%	6,295	7,569	20.2%
Interest expense	(28,432)	(21,018)	(26.1)%	(28,882)	(21,493)	(25.6)%	-	-	-
Net interest income	25,371	33,133	30.6%	19,054	25,551	34.1%	6,295	7,569	20.2%

     The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation/depreciation of the real) in each case for 2009 and 2008:

	As of December 31,
	Consolidated	Banking	Insurance, Pension Plans and Certificated savings plans
	2009/2008
	Increase/(decrease)
	(R$ in millions)
Due to changes in average volume of interest-earning assets and interest-bearing liabilities	3,987	4,063	412
Due to changes in average interest rates	3,775	2,434	862
Net change	7,762	6,497	1,274

Banking

      Our net interest income increased by 34.1% from R$19,054 million in 2008 to R$25,551 million in 2009. This increase was mainly due to a 28.0% increase in the average volume of interest-earning assets, in particular the 18.2% increase in the average volume of outstanding loans, an increase of 56.4% in average volume of federal funds sold and securities purchased under agreements to resell, and 56.4% in the average volume of trading and securities received in resale agreements. These factors were partially offset by a 31.0% increase in the average volume of interest-bearing liabilities, particularly an increase of 59.3% in the average volume of time deposits, a 25.1% increase in the average volume of federal funds purchased and securities sold under agreements to repurchase, a 19.2% increase in the average volume of long-term debt and a 14.1% increase in the average volume of savings deposits.

     The average interest rate of net interest income in relation to average interest-earning assets increased from 7.4% in 2008 to 7.7% in 2009. This positive growth reflects improved funding conditions, given lower funding costs and a higher average volume of operations with individuals, who pay higher interest rates.

Insurance, pension plans and certificated savings plans

     Our net interest income increased by 20.2% from R$6,295 million in 2008 to R$7,569 million in 2009. This growth was mainly due to (i) a 9.5% increase in the average balance of trading assets and securities received in resale agreements, basically due to increased sales of "VGBL" and "PGBL" investment contracts, and (ii) a 12.9% increase in the average balance of available-for-sale securities. This growth was partially offset by a 37.5% decrease in our average balance of federal funds sold and securities purchased under agreements to resell.

     The average interest rate of net interest income for average interest-earning assets rose from 9.2% in 2008 to 10.3% in 2009.

Interest income

     The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2009 and 2008:

	As of December 31,
	Consolidated
	2008	2009	% Change
	(R$ in millions, except percentages)
Average balance of interest-earning assets:
Loans	146,404	173,048	18.2%
Federal funds sold and securities purchased under agreements to resell	46,893	68,998	47.1%
Trading assets and securities received in resale agreements	72,789	94,940	30.4%
Available-for-sale securities	24,727	28,650	15.9%
Held to maturity securities	3,458	3,927	13.6%
Interest earning deposits in other banks	8,360	10,164	21.6%
Brazilian Central Bank compulsory deposits	24,590	23,967	(2.5)%
Other interest-earning assets	648	601	(7.3)%
Total	327,869	404,295	23.3%
Average interest rate earned	16.4%	13.4%

	As of December 31,
	Banking			Insurance, Pension Plans and Certificated savings plans
	2008	2009	% Change	2008	2009	% Change
	(R$ in millions, except percentages)
Average balance of interest-earning assets:
Loans	146,404	173,048	18.2%	-	-	-
Federal funds sold and securities purchased under agreements to resell	42,746	66,838	56.4%	3,456	2,161	(37.5)%
Trading assets and securities received in resale agreements	32,501	50,827	56.4%	40,123	43,949	9.5%
Available-for-sale securities	3,358	4,844	44.3%	21,144	23,878	12.9%
Held to maturity securities	707	969	37.1%	2,751	2,958	7.5%
Interest earning deposits in other banks	7,740	9,970	28.8%	620	194	(68.7)%
Brazilian Central Bank compulsory deposits	24,590	23,967	(2.5)%	-	-	-
Other interest-earning assets	648	601	(7.3)%	-	-	-
Total	258,694	331,064	28.0%	68,094	73,140	7.4%
Average interest rate	18.5%	14.2%		9.2%	10.3%

     For further information about average interest rates by type of assets, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

     The following table shows, on a consolidated basis and by segment, how much of the increase in our interest income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the fluctuation of the real), in each case for the year 2009 as compared to the year 2008:

	As of December 31,
	Consolidated	Banking	Insurance, Pension Plans and Certificated savings plans
	2009/2008
	Increase/(decrease)
	(R$ in millions)
Due to changes in average volume of interest-earning	10,952	10,984	412
Due to changes in average interest rates	(10,604)	(11,876)	862
Net change	348	(892)	1,274

Banking

     Our interest income remained practically stable but with a slight decrease of 1.9%, from R$47,936 million in 2008 to R$47,044 million in 2009. This decrease was mainly due to the following factors: (i) a drop in interest income from loan operations; (ii) a decrease in interest income of trading assets and available-for-sale securities; and (iii) lower interest income with compulsory deposits. These effects were mitigated by the increase of interest income from federal funds sold and securities purchased under agreements to resell.

     Interest income with loan operations decreased by 2.8%, from R$33,662 million in 2008 to R$32,708 million in 2009. This decrease is related to the drop in the average rate of the loan portfolio from 23.0% in 2008 to 18.9% in 2009, as a result of a more competitive market. The 18.2% increase in the average volume of loan operations mitigated the drop in interest income generated by the decrease in the average rate. The sustainable growth of the Brazilian economy, plus our commercial strategy, has benefitted the expansion of our loan operations to individual and corporate customers, mainly operations related to consumer finance, real estate financing and BNDES onlending.

     Income from trading assets and securities received in resale agreements decreased by 9.5%, from R$4,194 million in 2008 to R$3,795 million in 2009. This variation is due to the decrease in the average rate, from 12.9% in 2008 to 7.5% in 2009, mainly driven by cuts made by COPOM to the base interest rate, from 13.75% at the end of 2008 to 8.75% at the end of 2009.

     Income from available-for-sale securities decreased by 36.2%, from R$1,207 million in 2008 to R$770 million in 2009. This variation is due to the decrease in the average rate, from 35.9% in 2008 to 18.3% in 2009, mainly driven by the cuts made by COPOM to the base interest rate, from 13.75% at the end of 2008 to 8.75% at the end of 2009, and by the variation of the Amplified Consumer Price Index (IPCA), of 5.9% in 2008 versus 4.3% in 2009.

     Interest income from Central Bank compulsory deposits decreased 3.7%, from R$1,489 million in 2008 to R$1,434 million in 2009. This variation was due to the decrease in the average rate, from 6.1% in 2008 to 6.0% in 2009, mainly influenced by the cuts made by COPOM on the base interest rate, from 13.75% at the end of 2008 to 8.75% at the end of 2009.

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

Insurance, pension plans and certificated savings plans

     Our net interest income increased by 20.2% from R$6,295 million in 2008 to R$7,569 million in 2009. This growth was mainly due to (i) a 9.5% increase in the average balance of trading assets and securities received in resale agreements, basically due to increased sales of "VGBL" and "PGBL" investment contracts, and (ii) a 12.9% increase in the average balance of available-for-sale securities. This growth was partially offset by a 37.5% decrease in our average balance of federal funds sold and securities purchased under agreements to resell.

     The average interest rate of net interest income for average interest-earning assets rose from 9.2% in 2008 to 10.3% in 2009.

Interest expense

     The following table shows the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2009 and 2008, all of which are in the banking segment:

	As of December 31,
	Consolidated
	2008	2009	% Change
	(R$ in millions, except percentages)
Average balance of interest-bearing liabilities:
Savings deposits	34,538	39,349	13.9%
Time deposits	62,233	99,119	59.3%
Federal funds purchased and securities sold under agreements to repurchase	74,139	92,759	25.1%
Short-term borrowings	10,252	10,798	5.3%
Long-term debt	40,445	48,200	19.2%
Deposits from financial institutions	404	594	47.0%
Total	222,011	290,819	31.0%
Average interest rate paid	12.8%	7.2%

	As of December 31,
	Banking			Insurance, Pension Plans and Certificated savings plans
	2008	2009	% Change	2008	2009	% Change
	(R$ in millions, except percentages)
Average balance of interest-bearing liabilities:
Savings deposits	34,538	39,422	14.1%	-	-	-
Time deposits	62,233	99,140	59.3%	-	-	-
Federal funds purchased and securities sold under agreements to repurchase	74,139	92,759	25.1%	-	-	-
Short-term borrowings	10,252	10,798	5.3%	-	-	-
Long-term debt	40,445	48,200	19.2%	-	-	-
Deposits from financial institutions	404	594	47.0%	-	-	-
Total	222.011	290.913	31.0%	-	-	-
Average interest rate paid	13.0%	7.4%	-	-	-

     For further information on average interest rates by type of liability, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

     The following table shows, on a consolidated basis and by segment, how much of the increase in our interest expense was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the fluctuation of the real against U.S. dollar), in each case, for 2009 as compared to 2008:

	As of December 31,
	Consolidated	Banking	Insurance, Pension Plans and Certificated savings plans
	2009/2008
	Increase/(decrease)
	(R$ in millions)
Due to changes in average volume of interest-bearing liabilities	6,965	6,921	-
Due to changes in average interest rates	(14,379)	(14,310)	-
Net change	(7,414)	(7,389)	-

Banking

     Our financial expenses decreased 25.6% from R$28,882 million in 2008 to R$21,493 million in 2009. This decrease related to a reduction in the average interest rate of the average balance of our interest-bearing liabilities, from 13.0% in 2008 to 7.4% in 2009, mainly due to the real appreciating 25.5% against the U.S. dollar in that period, thus impacting expenses related to short-term and long-term debt. This effect was mitigated by the increased financial expenses relating to time deposits, which were impacted by the increase in average volume of these transactions from R$62,233 million to R$99,119 million, this showing a 59.3% increase in 2009.

Provision for loan losses

     The following table shows changes in our allowance for loan losses, provision for loan losses, loan charge-offs and loan recoveries for the years ended 2009 and 2008, as well as our provisions-to-loans ratio (provisions as a percentage of the average balance of our loans):

	As of December 31,
	2008	2009	% Change
	(R$ in millions, except percentages)
Allowance for loan losses at the beginning of the year	7,769	10,318	32.8%
Provision for loan losses	6,651	10,822	62.7%
Loan charge-offs	(5,345)	(8,264)	54.6%
Loan recoveries	1,243	1,696	36.4%
Allowance for loan losses at the end of the year	10,318	14,572	41.2%
Ratio of provision for loan losses to average loans outstanding	4.5%	6.3%

     Our allowance for loan losses increased by 41.2%, from R$10,318 million in 2008 to R$14,572 million in 2009. This increase was mainly due to:

  the 18.2% increase in the average balance of lending, mainly due to growth of our loan portfolio, particularly personal loans; and
  the effects of the world financial crisis, which led to deterioration in our default rates and thus higher provisioning needs until mid-September 2009. Beginning in May 2009 the Brazilian economy began to recover more quickly, principally influenced by Brazilian government measures to stimulate household consumption and certain sectors of the economy. The recovery of the Brazilian economy has positively affected our results since the last quarter of 2009, when our delinquency ratios improved and accordingly, our provision for loan losses decreased. The main types of lending that impacted our loan losses were: (i) industrial and others, with the for loan losses for these loans increasing from R$3.3 billion in 2008 to R$5.8 billion in 2009, and (ii) leasing operations, with the losses on these loans rising from R$641 million in 2008 to R$1.9 billion in 2009.

     The calculation of allowance for loan losses comprises an individual analysis of impaired loans and an aggregate loss analysis for groups of homogeneous loans, as follows:

	As of December 31,
	(R$ in millions)
	2008	2009
Impaired loans	538	552
Homogenous loan losses	9,780	14,020
Total	10,318	14,572

     The ratio of allowance for homogeneous loan losses to total loans (including non-performing loans) increased from 5.6% in 2008 to 7.8% in 2009. This increase reflects the effects of the global financial crisis that started at the end of 2008 affecting the ability of companies in different sectors of the Brazilian economy to repay debt owed to us, thereby generating greater provisioning needs. We note that the 9.4% increase in individual loans also contributed to this increased indicator, since these transactions have historically had higher risk than corporate loans.

     Our level of losses from annual loans, defined as the value of loan charge-offs to average balance of loans, rose from 3.7% in 2008 to 4.8% in 2009. Problem loan recoveries increased by 36.4% and loan charge offs increased 54.6% compared to 2008. In 2009, provision for loan losses increased 62.7% compared to the levels in 2008, increasing our ratio of allowance for loan losses to outstanding loans from 5.9% as of December 31, 2008, to 8.1% in 2009.

     We believe that our current allowance for loan losses is sufficient to cover probable losses associated with our portfolio. For more information, see "Item 4.B. Business Overview-Selected Statistical Information-Charge-offs" and "Item 4.B. Business Overview-Selected Statistical Information-Non-performing loans and allowance for loan losses."

     The amount of, and variation in, our allowance for loan losses, as a percentage of the total portfolio, are consistent with our historical experience of delinquency ratios, charge-offs and net losses. Alterations in the quality of our loan portfolio were the most significant component to determining our allowances for loan losses than any change or trend in non-performing loans.

     Loans to individuals presented 9.4% growth compared to 2008, mainly due to: (i) 38.0% growth in our credit card portfolio; (ii) growth of home mortgages by 21.4% in 2009; and (iii) 6.6% growth in other financings, principally vehicle and consumer financing.

     In relations to lending to corporate clients, export finance fell from R$24,130 million in 2008 to R$18,137 million in 2009, and the fall of 24.8% was partially due to the real appreciating 25.5% against the U.S. dollar in 2009. Housing finance portfolios increased by 34.0%, import finance increased by 14.2% and foreign-currency loans increased 6.8% compared with 2008.

     For a description of the Central Bank's regulation of lending operations, see "Item 4.B. Business Overview-Regulation and Supervision-Bank regulations-Treatment of loans" and Note 2(j) to our consolidated financial statements in "Item 18. Financial Statements."

Non-interest income

     The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2008 and 2009.

	For the year ended December 31,
	Consolidated
	2008	2009	% Change
	(R$ in millions, except percentages)
Fee and commission income	8,997	9,381	4.3%
Net gains (losses) on trading assets and securities received in resale agreements	(371)	3,075	-
Net realized gains (losses) on available-for-sale securities, net of impairment losses	609	164	(73.1)%
Equity in the earnings of unconsolidated companies	597	644	7.9%
Insurance premiums	10,963	12,521	14.2%
Pension plan income	710	607	(14.5)%
Other non-interest income	2,155	5,342	147.9%
Total	23,660	31,734	34.1%

	For the year ended December 31,
	Banking			Insurance, Pension Plans and Certificated savings plans
	2008	2009	% Change	2008	2009	% Change
	(R$ in millions, except percentages)
Fee and commission income	7,883	8,371	6.2%	972	851	(12.4)%
Net gains (losses) on trading assets and securities received in resale agreements	(225)	2,807	-	(146)	265	-
Net realized gains (losses) on available-for-sale securities, net of impairment losses	341	(75)	-	268	238	(11.2)%
Equity in earnings of unconsolidated companies	554	499	(9.9)%	42	146	247.6%
Insurance premiums	-	-	-	10,963	12,521	14.2%
Pension plan income	-	-	-	710	607	(14.5)%
Other non-interest income	2,011	4,119	104.8%	168	1,272	657.1%
Total	10,564	15,721	48.8%	12,977	15,900	22.5%

Banking

     Our non-interest income rose 48.8%, from R$10,564 million in 2008 to R$15,721 million in 2009. This increase was mainly due to: (i) recovery on world financial markets seen in the second half of 2009, which along with net gains from trading assets and securities received in resale agreements, a loss of R$225 million in 2008 to a gain R$2,807 million in 2009; (ii) a 6.2% increase in fee and commission income in 2008, primarily due to the increase in credit card revenues which were impacted by growth in the card base, from 83,3 million cards in 2008 to 132,8 million cards in 2009, basically due to the acquisition of Banco Ibi; and (iii) the 104.8% increase in other non-interest income, impacted by the result of the partial sale of interest held in Cielo for R$2,410 million.

Insurance, pension plans and certificated savings plans

       Our non-interest income rose 22.5%, from R$12,977 million in 2008 to R$15,900 million in 2009.

       This increase was mainly due to: (i) 14.2% growth in income from insurance premiums, from R$10,963 million in 2008 to R$12,521 million in 2009, mainly due to (a) health plan products, for which premiums grew R$840 million, from R$5,259 million in 2008 to R$6,099 million in 2009; (b) increase in premiums for vehicles, property/casualty and liability insurance, from R$2,905 million in 2008 to R$3,277 million in 2009; and (c) growth of R$346 million in premiums from life and personal accident insurance, reaching R$3,145 million in 2009 against R$2,799 million in 2008; (ii) net gains on trading assets and securities received in resale agreements, from a loss of R$146 million in 2008 to gains of R$265 million in 2009 due to the recovery on global financial markets seen in the second half of 2009; and (iii) growth of R$1,104 million in other non-interest income, mainly due to the R$732 million resulting from exchange of shares with Odontoprev.

Non-interest expense

     The following tables show, on a consolidated and per segment basis, the principal components of our non-interest expense for 2008 and 2009:

	For the year ended December 31,
	Consolidated
	2008	2009	% Change
	(R$ in millions, except percentages)
Salaries and benefits	(6,880)	(7,404)	7.6%
Administrative expenses	(7,288)	(8,211)	12.7%
Amortization of intangible assets	(802)	(660)	(17.7)%
Insurance claims	(7,391)	(8,329)	12.7%
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(4,225)	(6,008)	42.2%
Pension plan operating expenses	(482)	(410)	(14.9)%
Insurance and pension plan selling expenses	(1,014)	(1,654)	63.1%
Depreciation and amortization	(881)	(1,053)	19.5%
Other non-interest expense	(6,669)	(6,647)	(0.3)%
Total	(35,632)	(40,376)	13.3%

	For the year ended December 31,
	Banking			Insurance, Pension Plans and Certificated savings plans
	2008	2009	% Change	2008	2009	% Change
	(R$ in millions, except percentages)
Salaries and benefits	(6,130)	(6,615)	7.9%	(570)	(532)	(6.7)%
Administrative expenses	(6,873)	(7,645)	11.2%	(682)	(768)	12.6%
Amortization of intangible assets	(799)	(660)	(17.4)%	(3)	-	-
Insurance claims	-	-	-	(7,391)	(8,329)	12.7%
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	-	-	-	(4,225)	(6,008)	42.2%
Pension plan operating expenses	-	-	-	(482)	(410)	(14.9)%
Insurance and pension plan selling expenses	-	-	-	(1,014)	(1,655)	63.2%
Depreciation and amortization	(820)	(1,020)	24.4%	(59)	(31)	(47.5)%
Other non-interest expense	(5,998)	(5,614)	(6.4)%	(520)	(1,042)	100.4%
Total	(20,620)	(21,554)	4.5%	(14,946)	(18,775)	25.6%

Banking

     Our non-interest income rose 4.5% from R$20,620 million in 2008 to R$21,554 million in 2009. Due to 7.9% growth in salaries and benefits expenses, affected by higher salaries and the 11.2% growth in our administrative expenses, due to organic growth and consequent more numerous points of sale.

Insurance, pension plans and certificated savings plans

     Our non-interest expense rose 25.6%, from R$14,946 million in 2008 to R$18,775 million in 2009. This increase was mainly due to: (i) a 42.2% increase in our provision for insurance, pension plans, certificated savings plans and pension investment contracts from R$4,225 million in 2008 to R$6,008 million in 2009; (ii) a 12.7% increase in insurance claims, from R$7,391 million in 2008 to R$8,329 million in 2009; and (iii) a 63.2% increase in insurance and pension plan selling expenses to reach R$1,655 million in 2009, against R$1,014 million in 2008. Our increases expenses reflect the growth of our business ventures.

Income tax and social contribution tax

     Taxes on income in Brazil consist of federal income tax and the social contribution tax on taxable income. See "Item 5.A. Operating Results - Overview - Taxes." The combined rate of these two taxes was 34.0% until April 2008. As of May 2008, the combined rose increased to 40%, due to an increase in the social contribution rate on net taxable income from 9% to 15%. Our income tax expenses comprise current income tax and deferred taxes. Certain items of income and expenses recognized in our income statement do not affect our tax base, whereas other taxable income items and expenses deductible that are from our tax base but do not affect our income statement. In addition, under Brazilian legislation, gains or losses due to exchange-rate variation affecting investments held in foreign subsidiaries are not taxable when exchange-rate variation is positive and not deductible exchange-rate variation is negative.

     Income tax expense (revenue) went from R$401 million in 2008 to a revenue of R$4,420 million in 2009. This variation was mainly due to: (i) income before income tax, social contribution and equity earnings from unconsolidated companies in the amount of R$6,873 million, showed an increase of 111.7% in the period, reflected in our tax expense at the statutory rate which rose from R$2,460 million in 2008 to R$5,210 million in 2009 and (ii) the non-deductible exchange-rate loss on investments held abroad, which led to a negative adjustment of R$673 million in 2009, against a positive adjustment R$803 million in 2008. These effects were partially mitigated by an increase in fiscal benefit obtained from interest on shareholders’ capital paid to shareholders, which rose from R$783 million in 2008 to R$853 million in 2009.

     As a percentage of our income before tax, adjusted for the non-taxable income from equity earnings in unconsolidated companies, income tax went from a 6.5% in 2008 to an expense of 33.9% in 2009.

Net Income

     As a result of the above, our net income rose 31.1% from R$7,018 million in 2008 to R$9,216 million in 2009.

5.B. Liquidity and Capital Resources

Asset and liability management

     Our general policy on asset and liability management is to manage interest rate, liquidity, foreign exchange and maturity risks in order to maximize our net income from financial operations and our return on assets and equity, in light of our internal risk management policies, and maintain adequate levels of liquidity and capital.

     As part of our asset and liability management, we seek to avoid material mismatches between assets and liabilities by matching, to the extent possible, the maturity, currency and interest rate structure of loans we make with terms of the transactions under which we fund these loans. Subject to our policy constraints, we occasionally take mismatched positions in relation to interest rates, maturities and, in more limited circumstances, foreign currencies, when we believe such positions are justified in view of market conditions and prospects.

     We monitor our asset and liability position in accordance with Central Bank requirements and guidelines. Our management's treasury committee meets on a weekly basis to:

  present and discuss our transactions conducted during the previous week;
  present exposure for each item of our portfolio, to factors such as fixed rates, variable rates, foreign currency and exchange rates;
  set exposure limits based on our evaluation of the risks presented by our currency, term and rate gap positions and current market volatility levels;
  determine asset allocation and funding policies; and
  take decisions on the maturity term structure of our assets and liabilities.

     In making such decisions, our Senior Management evaluates not only our exposure limits for each market segment and product, but also market volatility levels and the extent to which we are exposed to market risk through interest, maturity, liquidity and currency mismatches. It also considers other potential risks, as well as market liquidity, our institutional needs and perceived opportunities for gains. The committee holds special meetings as required in response to unexpected macroeconomic changes.

     In addition, our senior managers receive daily reports on our mismatched and open positions, while the treasury committee assesses our risk position weekly.

Liquidity and funding

     Central Bank requirements for compulsory deposits determine our minimum liquidity levels. We review our asset and liability management periodically to ensure that we have sufficient liquidity available to honor withdrawals, deposits, repay other liabilities on due date, extend loans or other forms of credit to our customers and meet our own working capital needs.

     Our treasury department acts as a support center for our different business segments by managing our funding and liquidity positions, and executing our investment objectives in accordance with our asset and liability management policies. It is also responsible for setting rates for our different products, including exchange and interbank transactions. The treasury department covers any funding shortfall by borrowing in the interbank market. It seeks to maximize efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market.

     We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our principal sources of financing are:

  demand, savings, and time deposits, as well as deposits from financial institutions; and
  short-term and long-term borrowings, part of which is denominated in foreign currencies.

     The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing, as well as non-interest bearing) for the periods indicated:

	2008			2009			2010
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
	(R$ in millions, except percentages)
Deposits from financial institutions.	404	0.1%	19.8%	594	0.1%	11.3%	517	0.1%	9.3%
Savings deposits	34,538	10.1%	7.1%	39,349	9.3%	6.2%	47,793	9.5%	6.2%
Time deposits	62,233	18.2%	11.4%	99,119	23.4%	9.0%	95,818	19.0%	8.7%
Interest-bearing liabilities:
Federal funds purchased and securities sold under agreements to repurchase	74,139	21.7%	12.4%	92,759	21.9%	9.4%	126,970	25.2%	8.6%
Short-term borrowings	10,252	3.0%	47.8%	10,798	2.5%	(20.3)%	8,525	1.7%	2.2%
Long-term debt	40,445	11.8%	11.7%	48,200	11.4%	6.4%	61,961	12.3%	5.3%
Total interest-bearing liabilities	222,011	64.9%	12.8%	290,819	68.6%	7.2%	341,584	67.8%	7.5%
Non-interest-bearing liabilities:
Demand deposits	26,305	7.7%	-	28,171	6.6%	-	33,923	6.7%	-
Other non-interest-bearing liabilities(1)	93,862	27.4%	-	105,159	24.8%	-	128,077	25.5%	-
Total non-interest-bearing liabilities	120,167	35.1%	-	133,330	31.4%	-	162,000	32.2%	-
Total liabilities	342,178	100.0%	-	424,149	100.0%	-	503,584	100.0%	-

(1) Other non-interest-bearing liabilities, whose primary components are technical reserves for insurance, pension plans, certificated savings plans, pension plan investment agreements and provision for contingent liabilities, are not a source of funding.

     Deposits are our most important source of funding, accounting for 36.1% of average total liabilities in 2008, compared to 39.4% in 2009 and 35.4% in 2010. Our deposits balance over these years progressed in the following manner:

  In 2008, the average balance of our deposits increased by 43.8%, as compared to 2007. As a percentage of the average balance of total liabilities, the average balance of our deposits increased from 32.8% in 2007 to 36.1% in 2008, mainly due to the increase of 81.0% in time deposits;
  In 2009, the average balance of deposits increased 35.4%, compared to 2008. As a percentage of the liabilities balance, the average balance of our deposits increased from 36.1% in 2008 to 39.4% in 2009, mainly due to the 59.3% increase in time deposits; and
  In 2010, the average balance of deposits increased 6.5% compared to 2009, due mainly to the 21.5% increase in the average balance of our savings deposits, partially affected by a decrease of 3.3% in the average balance of our time deposits.

     Short-term and long-term borrowings comprising one our principal sources of funding, accounted for 14.8% of total average liabilities in 2008, compared to 13.9% in 2009 and 14.0% in 2010. When comparing 2009 and 2010, there was an increase in the average balance of short-term and long-term borrowings, while it remained stable as a percentage of our liabilities.

The following table shows our sources of funding and liquidity as of December 31, 2010:

	December 31, 2010
	(R$ in millions)	% of total
Deposits from financial institutions	275	0.1%
Savings deposits	53,436	9.4%
Time deposits	102,158	18.0%
Federal funds purchased and securities sold under agreements to repurchase	160,701	28.2%
Short-term borrowings	7,735	1.4%
Long-term debt	75,237	13.2%
Total interest-bearing liabilities	399,542	70.3%
Demand deposits	37,334	6.5%
Other non-interest-bearing liabilities(1)	131,904	23.2%
Total non-interest-bearing liabilities	169,238	29.7%
Total liabilities	568,780	100.0%
(1) Other non-interest-bearing liabilities, whose primary components are technical reserves for insurance, pension plans, certificated savings plans, pension plan investment agreements and provision for contingent liabilities, are not a source of funding.

Deposits

     Deposits accounted for approximately 34.0% of total liabilities as of December 31, 2010. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the average balances of our savings and demand deposits from December 31, 2009 through December 31, 2010 was due to the increase in our client base. As of December 31, 2009, we had approximately 20.9 million checking account holders and 37.7 million savings account holders, compared to approximately 23.1 million checking account holders and 41.1 million savings accounts as of December 31, 2010. For additional information regarding our deposits, see "Item 4.B. Business Overview-Selected Statistical Information-Maturity of deposits."

Federal funds purchased and securities sold under agreements to repurchase

     Federal funds purchased and securities sold under agreements to repurchase consist mainly of funds we obtained from financial institutions in the market by selling securities with agreements to repurchase. On December 31, 2009, we had federal funds purchased and securities sold under agreements to repurchase in the amount of R$108,357 million, an increase of R$33,627 million, as compared to December 31, 2008. On December 31, 2010, we had federal funds purchased and securities sold under agreements to repurchase in the amount of R$160,701 million, a R$52,344 million increase as compared to December 31, 2009. The increase presented in the periods reflects the increase in our money market transactions in order to increase our liquidity.

Short-term borrowings

     Our short-term borrowings in foreign currencies consist primarily of lines obtained from banking correspondents for import and export financings, as well as issuances of short-term debt securities. We have consistently had access to short-term borrowings on market terms.

     Our credit facilities could be impacted by various factors, including rating downgrades, fluctuations in Brazilian exchange rates and base interest rates, increased rates of inflation, currency devaluations and adverse developments in the Brazilian and world economies. For a further discussion of risks that could have an adverse effect on our credit facilities, see "Item 3.D. Risk Factors-Macroeconomic risks" and "Item 3.D. Risk Factors-Risks relating to Bradesco and the Brazilian banking industry."

     On December 31, 2009, we had short-term borrowings (up to 360 days) totaling R$7,976 million, a decrease of R$5,873 million as compared to December 31, 2008. Our short-term borrowings decreased as demand for import and export finance, which we provide through short-term borrowings, decreased 56.6%, from R$10,958 million on December 31, 2008 to R$4,761 million, on December 31, 2009. The balance of our U.S. dollar-denominated and indexed commercial papers increased 11.2%, from R$2,890 million on December 31, 2008 to R$3,214 million, on December 31, 2009. We also highlight that the variation in the period is being impacted by the 25.5% appreciation of real against the U.S. dollar.

     On December 31, 2010, we had short-term borrowings (up to 360 days) amounting to R$7,735 million, a decrease of R$241 million in relation to December 31, 2009. Our short-term borrowings decreased as demand for imports and exports financing, which we financed by means of short-term borrowings, dropped by 22.9%, from R$4,761 million on December 31, 2009 to R$3,673 million on December 31, 2010. The balance of our commercial papers denominated in and indexed to U.S. dollar increased by 26.4%, from R$3,214 million on December 31, 2009 to R$4,062 million on December 31, 2010. We also note that the variation in the period is being impacted by the 4.3% appreciation of real against the U.S. dollar.

     Almost all of our import and export finance credit lines from correspondent banks are U.S. dollar-denominated. We have historically funded a substantial portion of our foreign-currency trade operations from foreign-currency credit lines with these correspondent banks.

     For additional information on our short-term borrowings, see "Item 4.B. Business Overview-Selected Statistical Information-Federal funds purchased and securities sold under agreements to repurchase and short-term borrowings" and "Item 11. Quantitative and Qualitative Disclosure about Market Risk - Sensitivity analysis."

Long-term debt

     We classify as "long-term" all borrowings not classified as short-term. Long-term debt consist primarily of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities and equipment, as well as our subordinated notes, Euro notes and foreign currency loans.

     As of December 31, 2009, the value of our long-term debt increased to R$50,817 million, from R$47,255 million as of December 31, 2008. The increase in our long-term debt was mainly due to: (i) the R$3,546 million increase in our subordinated debt and the R$1,813 million increase in our funding of internal fund onlending. This increase was offset by a R$1,085 million decrease in securities issued by means of securitization of money orders and receivables from credit card bills.

     As of December 31, 2010, the value of our long-term debt increased to R$75,237 million, from R$50,817 million as of December 31, 2009. The increase in our long-term debt was mainly due to: (i) the R$3,321 million increase in our subordinated debt, the R$19,589 million increase in our funding for onlending internal funds and the increase of R$1,425 million in Euro notes. This increase was partially offset by a R$370 million decrease in securities issued by securitizing payment orders and from credit-card invoice receivables.

     Medium and long-term securities issuance is also included in our long-term debt, including through our medium-term note issue program. This program permits us to issue up to US$5 billion (or its equivalent in other currencies) of medium-term notes through our branch in Grand Cayman and through our headquarters in Brazil. The program provides that the notes are unsecured, unsubordinated obligations and rank on the same level as all our present and future unsecured and unsubordinated external debt. We may offer the notes issued under the program for sale to qualified institutional buyers in the United States under Rule 144A of the

Securities Act or to non-U.S. persons outside the United States in accordance with Regulation S of the Securities Act.

     We had US$100 million outstanding notes on December 31, 2009 and US$1 billion outstanding notes as of December 31, 2010 issued under our medium-term securities program. The securities outstanding on December 31, 2010, were issued during 2010 and earn interest at a fixed rate. Although the program enables us to issue up to US$5 billion in medium term securities, our ability to issue the remaining balance under the program depends on investor demand and appetite for these securities.

     Since August 2003, we issued series of securities backed by future flows of payment orders that we receive from abroad and as of December 31, 2010, we had the following securities issued and outstanding under this program: a July 2004 issue of a series in the amount of US$ 100 million with maturity in 2012; 4 series issued in 2007 for a combined amount of US$ 900 million with maturity in 2014; 2 series issued in 2008, each for the amount of US$500 million, maturing in 2017 and 2016, subject to annual revision of grace period; 3 series issued in 2009 for a combined amount of US$ 200 million with maturity in 2015, 2017, and 2020; 2 series issued in 2010 for a combined amount of US$ 175 million with maturity in 2017.

     Since December 2001, through our branch on Grand Cayman, we issued 10-year subordinated debt securities. As of December 31, 2010, we had the following issues of subordinated debt outstanding: US$150 million issued in December 2001; JPY 17.5 billion issued in April 2002; US$500 million issued in October 2003; EUR 225 million issued in April 2004; US$750 million issued in September 2009, and US$1.1 billion issued in August 2010 (in January 2011, we reopened this transaction to issue an additional US$ 500 million, making for a combined amount of US$1.6 billion). In June 2005, we issued US$300 million in non-cumulative junior subordinated perpetual bonds, on which we pay interest at a fixed rate on a quarterly basis. In June, 2010 we exercised our full call option.

     We use the proceeds of our long-term debt issuances for general onlending purposes, principally to our Brazilian clients. The difference between the interest we pay on our borrowings and the interest we charge our clients, known as "spread," depends on the term of loans, our assessment of client risk and the general condition of the Brazilian economy. With the exception of our local onlendings, there are no regulatory restrictions on the use of our borrowings.

     For additional information on our long-term debt, see "Item 11. Quantitative and Qualitative Disclosure about Market Risk-Sensitivity analysis" and Note 14 to our consolidated financial statements in "Item 18. Financial Statements."

Central Bank compulsory deposits

     The Central Bank requires us, as a financial institution, either to deposit a determined amount of funds with the Central Bank or to purchase and hold Brazilian federal treasury securities. We cannot use these compulsory deposits for any other purpose. The Central Bank determines the interest to be paid on these deposits, if any. For more information on compulsory deposit requirements, see "Item 4.B. Business Overview-Deposit-taking activities."

     As of December 31, 2009, the balance of our compulsory deposits increased by 23.9%, from R$26,384 million as of December 31, 2008 to R$32,696 million as of December 31, 2009, due to a higher average volume of deposits accepted, particularly time deposits.

     As of December 31, 2010, the balance of our compulsory deposits increased by 99.4%, from R$32,696 million as of December 31, 2009 to R$65,198 million as of December 31, 2010, mainly due to (i) Circular Letter 3,513/10, which requires 20% compulsory deposits on demand and time deposits; (ii) Circular

Letter 3,514/10, which requires 12% additional compulsory deposits on time deposits and 10% on savings deposits; and (iii) the increase in the average volume of deposits funded.

Sources of additional liquidity

     In certain limited circumstances, we may obtain emergency funds from the Central Bank through a transaction referred to as "redesconto." A redesconto is a loan from the Central Bank to a financial institution, which is guaranteed by Brazilian government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading assets limits the amount of the redesconto transaction. We have never obtained funds from the Central Bank through redesconto transactions for liquidity purposes. As of December 31, 2010, we had available R$17,276 million in Brazilian government securities as trading assets that could be used for this purpose.

Cash flow

     In 2008, 2009 and 2010, our cash flow was basically affected by alterations in the Brazilian economic environment. The following table shows the principal variations in cash outflows during the periods indicated:

	As of December 31,
	(R$ in millions)
	2008	2009	2010
Net cash (used in) provided by operating activities	(28,299)	18,821	7,949
Net cash used in investing activities	(37,854)	(27,429)	(150,456)
Net cash provided by financing activities	83,619	35,028	95,019
Net increase (decrease) in cash and cash equivalents	17,466	26,420	(47,488)

2008

     During 2008, we had a net increase of R$17,466 million in cash and cash equivalents, as a result of R$83,619 million from our financing activities, partially offset by R$(28,299) million in our operating activities, and by the utilization of R$(37,854) million in our investment activities.

     The utilization of cash in our investment activities in 2008 mainly resulted from the utilization of R$4,878 million for the acquisition of available-for-sale securities, R$46,315 million in loans, which was offset by R$10,338 million in Central Bank compulsory deposits, and by R$4,715 million generated by the sale of available-for-sale securities.

     The cash generated by our financing activities in 2008 basically resulted from a net increase of R$64,678 million in our funding of deposits, mainly time deposits and increase of our short-term and long-term loans of R$12,670 million, net of respective payments and R$5,715 million referring to the increase in federal funds purchased and securities sold under agreements to repurchase.

2009

     During 2009, we had a net increase of R$26,420 million in cash and cash equivalents, due to the R$35,028 million from our financing activities, and R$18,821 million from our operating activities, offset by the R$(27,429) million used in from our investment activities.

     The use of cash in our investment activities in 2009 resulted primarily from the use of R$21,347 million for the acquisition of available-for-sale securities, from the use of R$9,750 million in loan operations, and the net increase of R$4,723 million in Central Bank compulsory deposits, offset by R$8,614 million generated in the sale of available-for-sale securities and R$2,559 million from the sale of non-consolidated investments.

     The cash generated by our financing activities in 2009 resulted primarily from a net increase of R$2,387 million in deposit-taking activities, mainly time deposits, and the R$33,526 million increase in our federal funds purchased and securities sold under agreements to repurchase, offset by a decrease in our short-term and long-term debt in the amount of R$1,719 million, net of the respective payments.

2010

     In 2010, we had a net decrease of R$47,488 million in cash and cash equivalents, due to the use of R$150,456 million for our investment activities, offset by R$95,019 million from our financing activities and R$7,949 million from our operating activities.

     The use of cash in our investment activities in 2010 resulted primarily (i) from the use of R$35,066 million for the acquisition of available-for-sale securities, (ii) the use of R$44,569 million for lending, (iii) a net increase of R$47,274 million in Central Bank compulsory deposits and (iv) the use of R$30,530 million in federal funds sold and securities purchased under agreements to resell which were offset by R$9,969 million from the sale of available-for-sale securities.

     Cash generated by our financing activities in 2010 resulted primarily from a increase of (i) R$20,414 million in deposit taking, (ii) R$52,344 million in our federal funds purchased and securities sold under agreements to repurchase and (iii) R$22,944 million in long-term debt, net of the respective payments.

Capital compliance

     The Basel I Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8.0%. At least half of total capital must consist of Tier I capital. Tier I, or core capital, includes equity capital less certain intangibles. Tier II capital includes asset revaluation reserves, allowance for loan losses and subordinated debt, subject to certain limitations. This ratio should be calculated based on BR GAAP financial information.

     Brazilian banking regulations differ from Basel Accord requirements in several ways. Brazilian banking regulations:

  require a minimum ratio of capital to risk-weighted assets of 11.0%;
  do not permit allowance for loan losses to be considered as capital;
  require different specific risk-weighted categories;
  require a deduction from capital corresponding to fixed assets held in of over limits imposed by the Central Bank; and
  limit the issuance of subordinated notes to 50.0% of Tier I capital.

     Prior to July 31, 2000, capital adequacy requirements could be calculated on either a consolidated or unconsolidated basis. Since July 31, 2000, we have measured our capital adequacy on a consolidated basis, in accordance with Central Bank rules. As of July 1, 2008, we started operating under New Capital Accord (Basel II) rules, standardized approach. See "Item 4.B. Business Overview-Regulation and Supervision-Bank Regulations-Principal limitations and restrictions on activities of financial institutions" for a more detailed discussion of Brazilian capital adequacy requirements.

Basel III Accord

     The G20's December 2010 conference voted to institute a package of measures (known as Basel III) that had been proposed by the Basel Committee on Banking Supervision to remedy deficiencies revealed by the recent economic crisis. The purpose of this reform is to enhance capital and liquidity management rules for financial institutions, thus strengthening the banking sector and dampening the impact of financial crises and their consequences for the real economy.

     The first measure requires financial institutions to strengthen their capital levels. Regulatory capital basically comprises share capital (common shares and preferred shares that cannot be redeemed or accrue dividends), plus retained earnings, less amounts related to regulatory adjustments (tax credits, goodwill paid on acquisition of investments and deferred fixed assets, among others). After allowing for all deductions, Basel III will require banks to hold: (i) a regulatory capital ratio of at least 4.5%, (ii) a Tier I capital ratio of at least 6% and (iii) a minimum total capital ratio of 8%.

     Basel III recommendations stipulate altered capital requirements for counterparty credit risk, both for the standard approach and for internal risk rating based approaches (IRBs) in order to ensure inclusion of material risks in capital structure.

     In addition to new definitions of capital and minimum requirements, two more requirements are to be introduced: conservation capital and countercyclical capital. Conservation capital will be supplementary to the regulatory minimum requirements and consist of components accepted for calculating regulatory capital. Its purpose is to have financial institutions upgrade their ability to absorb losses above the minimum required in favorable periods of the economic cycle, so that the added capital may be used as a buffer in times of stress. According to the schedule stipulated, conservation capital should be introduced as of January 1, 2016, when it would amount to 0.625% of risk-weighted assets, and gradually rise to 2.5% of Risk-weighted Assets (RWA) by January 1, 2019.

     Countercyclical capital will ensure that the capital held by financial institutions will cover risks arising from alterations in the macroeconomic environment. Countercyclical capital must also consist of elements accepted as part of regulatory capital and will be required in the event of excessive credit growth associated with a potential build-up of systemic risk. Depending on the way macroeconomic conditions evolve, countercyclical capital may be required as of January 1, 2014. Under Basel III, the initial requirement will be limited to 0.625% of RWA, to be gradually increased following the schedule, which may reach a maximum of 2.5% of RWA by January 1, 2017.

     Basel III accord recommends implementation of a leverage ratio as a supplementary capital measure, to be calculated by dividing Tier I capital by total exposure. For calculating total exposure, Basel III uses accounting data net of provisions, without deducting any credit risk mitigator or deposits. Financial institutions are expected to start calculating their leverage ratios as of January 1, 2013, and to disclose their contents and components used to calculate them as of January 1, 2015. As of January 1, 2018 there is to be a minimum requirement for the leverage ratio, which was originally set at 3%.

     In order to determine minimum requirements for quantitative liquidity of financial institutions, Basel III proposes two liquidity ratios: one short-term and the other long-term.

     The purpose of the short-term liquidity ratio (Liquidity Coverage Ratio, or LCR) is to show that institutions have sufficient high-liquidity funds to withstand a one-month financial stress scenario. The purpose of the long-term liquidity ratio (Net Stable Funding Ratio, or NSFR) is to encourage institutions to finance their activities from more stable sources of funding. The expected requirement will be a ratio of more than one (1) for the LCR as of January 1, 2015 and the NSFR as of January 1, 2018.

     Finally, on January 13, 2011, the Basel Committee on Banking Supervision published a document known as the "January 13 Annex" in which it extended Basel III rules with additional requirements applicable to Tier 1 and 2 capital. Under the January 13 Annex rules, a capital instrument issued by a bank must include a clause enabling the competent regulatory body to either cancel this instrument, or convert it to common shares on the occurrence of a "trigger event." A "trigger event" is whichever of the following occurs first: (1) a decision that a cancellation is necessary, without which the bank would become insolvent; and (2) the decision to make a public capital injection, or equivalent subsidy, without which the bank would become insolvent. These additional requirements will apply to all instruments issued after January 1, 2013; otherwise, any qualified instruments issued before that date will be gradually deducted from capital measurement for a period of ten years as of 2013.

     Brazil has been a member of the Basel Committee on Banking Supervision since late 2009 and must therefore apply Basel III proposals. The Central Bank issued Notice No. 20,615/11 on preliminary guidelines and schedules for implementing recommendations on capital structure and liquidity requirements. According to this communication, the regulator intends to bring forward the implementation of several measures.

     Under the current rule (Basel II), Brazilian financial institutions, ourselves included, must hold a capital base (Reference Shareholders´ Equity) of 11% or more of total RWA (Basel ratio) calculated using specific criteria determined by the Central Bank. On December 31, 2010, our Basel ratio in consolidated financial terms, excluding our non-financial subsidiaries, was 15.06% of total RWA, which is higher than the 11% level required by the Central Bank.

     The following table shows our capital positions as a percentage of total risk weighted assets, as well as our minimum capital requirements under Brazilian law, for the dates indicated. The table and the following information are based on generally accepted accounting principles in Brazil:

	As of December 31,
	2008(1)	2009	2010
	(R$ in millions, except percentages)
Capital - Tier I	12.9%	14.8%	13.1%
Capital - Tier II	3.2%	3.0%	1.6%
Total Capital	16.1%	17.8%	14.7%
Available regulatory capital	47,263	55,928	56,146
Minimum regulatory capital required	32,318	34,509	41,893
Excess over minimum regulatory capital required	14,945	21,419	14,253

 (1)     As of July 1, 2008, calculations are based on the New Capital Accord (Basel II).

     The increase in our available authorized capital from R$55,928 million as of December 31, 2009 to R$56,146 million as of December 31, 2010, was mainly due to: the R$6,653 million corresponding to profit capitalization, after the payment of dividends/interest on shareholders' equity; partially offset by (i) the R$3,003 million decrease from the additional allowance for loan losses over the minimum required by the Central Bank, which is no longer considered as Tier I capital adjustment, pursuant to CMN Resolution No. 3,825/09, and (ii) the R$2,900 million decrease in subordinated debt eligible to Tier II Capital.

     The increase in our available authorized capital from R$47,263 million as of December 31, 2008 to R$55,928 million as of December 31, 2009, was mainly due to: (i) the R$5,295 million corresponding to profit capitalization, after the payment of dividends/interest on shareholders' capital; (ii) the R$1,368 million capital increase corresponding to the acquisition process of Banco Ibi and (iii) the R$1,382 million increase from the additional allowance for loan losses, which is now considered as Level I capital adjustment, pursuant to CMN Resolution No. 3,674/08, revoked by CMN Resolution No. 3,825/09, effective as of April 1, 2010.

     The excess of our capitalization over the minimum regulatory capital required was R$14,253 million as of December 31, 2010, as compared to R$21,419 million in 2009. This decrease was due to a higher minimum regulatory capital requirement, mainly because of the capital allocation for credit risk, which increased from R$5,892 million, while our available regulatory capital increased R$218 million impacted by the R$3,003 million decrease from the additional provision for loan losses over the minimum required by the Central Bank, which is no longer considered as Tier I capital adjustment, pursuant to CMN Resolution No. 3,825/09.

     As of December 31 of each of 2008, 2009 and 2010, we were in compliance with all minimum capital requirements stipulated by the Central Bank. For a description of our capital requirements and Central Bank capital adequacy regulations see "Item 4.B. Business Overview - Regulation and Supervision - Bank Regulations - Principal limitations and restrictions on activities of financial institutions."

     In recent years, we have maintained a significant position in short-term, highly liquid instruments, which in general have a zero or low risk weighting, thereby eliminating or significantly reducing the need to maintain capital against these assets. This position reflects the unfavorable credit environment that prevailed in Brazil during 2002, 2003 and the last quarter of 2008. If we were to increase significantly our loan portfolio, we would be required to maintain capital against these assets which, depending on the capital position at that time, could reduce our capital as a percentage of risk-weighted assets.

Interest rate sensitivity

     Management of interest rate sensitivity is a key component of our asset and liability policy. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or re-pricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is considered balanced when an equal amount of these assets or liabilities matures or reprices in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a negative effect on net interest income. Conversely, a positive gap denotes asset sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income. These relationships can change significantly from day to day as a result of both market forces and management decisions.

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

     The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2010 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

	December 31, 2010
	Up to 30 days	31 - 90 days	91 - 180 days	181 - 365 days	1 - 3 years	Over 3 years	Total
	(R$ in millions, except percentages)
Interest-earning assets:
Deposits from financial institutions	3,215	664	2,350	1,076	1,894	10	9,209
Federal funds sold and securities purchased under agreements to resell	22,995	13,438	7,639	3,058	55,870	12,276	115,276
Brazilian Central Bank compulsory deposits	54,214	-	-	-	-	-	54,214
Securities received in resale agreements	3,370	10,636	1,631	-	-	-	15,637
Trading assets	12,820	1,307	3,116	2,915	6,178	70,051	96,387
Available-for-sale securities	1,813	322	67	13	741	32,066	35,022
Held-to-maturity securities	106	--	--	--	122	3,166	3,394
Loans	29,417	25,819	24,998	34,295	64,109	30,563	209,201
Other assets	--	--	--	--	--	508	508
Total interest-earning assets	127,950	52,186	39,801	41,357	128,914	148,640	538,848

Interest-bearing liabilities:
Deposits from financial institutions	171	26	9	50	19	-	275
Savings deposits	53,436	-	-	-	-	-	53,436
Time deposits	6,304	4,370	3,128	20,769	60,140	7,447	102,158
Federal funds purchased and securities sold under agreements to repurchase	104,999	9,715	4,460	6,917	31,708	2,902	160,701
Short-term borrowings	817	1,843	2,161	2,153	756	5	7,735
Long-term debt	1,855	6,205	4,441	9,553	34,239	18,944	75,237
Total interest-bearing liabilities	167,582	22,159	14,199	39,442	126,862	29,298	399,542
Asset/liability gap	(39,632)	30,027	25,602	1,915	2,052	119,342	139,306
Cumulative gap	(39,632)	(9,605)	15,997	17,912	19,964	139,306	-
Ratio of cumulative gap to cumulative total interest-earning assets	(7.35)%	(1.78)%	2.97%	3.32%	3.70%	25.85%

Exchange rate sensitivity

     Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. We had R$10,591 million of long-term debt outstanding as of December 31, 2010. At that date, our net foreign currency liability exposure, considering off-balance-sheet derivative financial instruments, was R$14,451 million, or 27.4% of shareholders' equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivative financial instruments.

     Our foreign currency position arises mainly through our purchases and sales of foreign exchange (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum outstanding long and short foreign currency positions.

     As of December 31, 2010, the composition of our assets, liabilities and shareholders' equity by currency and term was as shown below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

	December 31, 2010
	R$	Foreign currency	Total	Foreign currency as % of total
	(R$ in millions, except percentages)
Assets:
Cash and due from banks	13,908	1,867	15,775	11.8%
Interest earning deposits from financial institutions	8,018	1,191	9,209	12.9%
Federal funds sold and securities purchased under agreements to resell	111,071	4,205	115,276	3.6%
Brazilian Central Bank compulsory deposits	65,198	-	65,198	-
Securities received in resale agreements	15,481	156	15,637	10.0%
Trading assets:
Less than one year	19,639	519	20,158	2.6%
From one to three years	6,144	34	6,178	0.6%
More than three years	12,226	-	12,226	-
Indefinite	57,825	-	57,825	-
Available-for-sale securities:
Less than one year	2,187	28	2,215	1.3%
From one to three years	740	1	741	0.1%
More than three years	31,857	209	32,066	0.7%
Indefinite	4,826	-	4,826	-
Held to maturity securities:
Less than one year	-	106	106	100.0%
From one to three years	122	-	122	-
More than three years	3,161	5	3,166	0.2%
Loans:
Less than one year	100,665	13,864	114,529	12.1%
From one to three years	59,512	4,597	64,109	7.2%
More than three years	25,248	5,315	30,563	17.4%
Indefinite	10,082	-	10,082	-
Equity investees and other investments	3,077	37	3,114	1.2%
Premises and equipment, net	5,421	5	5,426	0.1%
Goodwill	1,183	-	1,183	-
Intangible assets, net	3,627	25	3,652	0.7%
Other assets:
Less than one year	32,115	2,472	34,587	7.1%
From one to three years	4,578	88	4,666	1.9%
More than three years	3,925	175	4,100	4.3%
Allowance for loan losses	(14,916)	(207)	(15,123)	1.4%
Total	586,920	34,692	621,612	5.6%

Percentage of total assets	94.4%	5.6%	100.0%

Liabilities and Shareholders' Equity:
Deposits:
Less than one year	118,494	7,103	125,597	5.7%
From one to three years	60,096	63	60,159	0.1%
More than three years	6,776	671	7,447	9.0%
Federal funds purchased and securities sold under agreements to repurchase	156,628	4,073	160,701	2.5%
Short-term borrowings:
Less than one year	-	6,974	6,974	100.0%
From one to three years	-	756	756	100.0%
More than three years	-	5	5	100.0%
Long-term debt:
Less than one year	20,792	1,262	22,054	5.7%
From one to three years	30,976	3,263	34,239	9.5%
More than three years	12,451	6,493	18,944	34.3%
Indefinite	-	-	-	-
Other liabilities:(1)
Less than one year	94,206	4,744	98,950	4.8%
From one to three years	30,086	132	30,218	0.4%
More than three years	2,734	2	2,736	0.1%
Shareholders' equity and noncontrolling interest	52,832	-	52,832	-
Total	586,071	35,541	621,612	5.7%

Percentage of total liabilities, shareholders' equity and noncontrolling interest	94.3%	5.7%	100.0%
(1) Other non-interest-bearing liabilities, whose primary components are technical reserves for insurance, pension plans, certificated savings plans, pension plan investment agreements and provision for contingent liabilities, are not a source of funding.

     Derivative financial instruments are presented in the table below on the same basis as presented in the consolidated financial statements in "Item 18. Financial Statements."

     Our cash and cash equivalents in foreign currency are represented principally by U.S. dollars. Amounts denominated in other currencies, which include Euros and Yen, are indexed to the U.S. dollar through currency swaps, effectively limiting our foreign currency exposure to U.S. dollars only.

     We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 24 to our consolidated financial statements in "Item 18. Financial Statements." As of December 31, 2010, the composition of our derivatives by currency was as follows:

	December 31, 2010
	Reference amounts
	R$	Foreign currency	Total
	(R$ in millions)
Derivatives:
Interest rate futures contracts:
Purchases	9,355	-	9,355
Sales	164,936	-	164,936
Foreign currency futures contracts:
Purchases	-	2,828	2,828
Sales	-	17,847	17,847
Interest rate option contracts:
Purchases	85,098	-	85,098
Sales	85,889	-	85,889
Foreign currency option contracts:
Purchases	-	109	109
Sales	-	233	233
Option contracts - other:
Purchases	675	-	675
Sales	659	-	659
Interest rate forward contracts:
Purchases	20	-	20
Sales	20	-	20
Foreign currency forward contracts:
Purchases	-	5,092	5,092
Sales	-	6,047	6,047
Forward contracts - other
Purchases	33	-	33
Sales	98	-	98
Swap contracts:
Asset position:
Interest rate swaps	5,941	-	5,941
Currency swaps	-	11,103	11,103
Liability position:
Interest rate swaps	8,933	-	8,933
Currency swaps	-	7,002	7,002

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

     The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

	2008	2009	2010
	(R$ in millions)
Infrastructure:
Land and buildings	47	37	120
Leasehold furniture and equipment	256	192	212
Betterments in owned and third-party real estate	279	311	293
Others	4	13	4
Subtotal	587	553	629

Information Technology:
Systems development	353	536	577
Data processing equipment	892	1,509	1,800
Subtotal	1,245	2,045	2,377
Total	1,832	2,598	3,006

        During 2010, we made R$3,797 million investments in capital expenditures, R$3,006 million of which were related to the acquisition of assets and R$791 million to telecommunications services and data processing expenses. During the first three months of 2011, we made investments valued at R$865 million.

        We believe that capital expenditures in 2011 through 2013 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2011 through 2013 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

5.C.	Research and Development, Patents and Licenses

Not applicable.

5.D.	Trend Information

The following factors may affect our commercial activities, our operating results and our liquidity:
macroeconomic conditions worldwide and in Brazil; foreign exchange variation; and inflation and interest rate effects on the results of our operations.
For more information, see "Item 3.D. Risk Factors," where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

5.E.	Off-balance sheet arrangements

See "Item 5.A. Operating Results-Critical accounting policies-off-balance sheet financial guarantees."

5.F.	Tabular Disclosure of Contractual Obligations

See "Item 5.A. Operating Results-Critical accounting policies-Commitments and contingencies."

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Board of Directors and Board of Executive Officers

We are managed by our Conselho de Administração, which we call the Board of Directors and Board of Executive Officers. The Board of Directors establishes our corporate strategy and policies and supervises and monitors the Board of Executive Officers. In turn, the Board of Executive Officers implements the strategy and policies set by the Board of Directors and is responsible for our day-to-day management.

Our Board of Executive Officers currently comprise (i) the Diretoria Executiva and (ii) our officers, department officers and regional officers. The Diretoria Executiva consists of one president, four vice-presidents, six managing officers and seven associate officers.

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

As specified in Section 3(a)(58) of the Exchange Act of 1934, our Board of Directors acts as our Audit Committee for purposes of approving the engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

The Diretoria Executiva meets weekly and is responsible for:
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

The following are biographies of the current members of our Board of Directors and Diretoria Executiva.

Members of the Board of Directors:

Lázaro de Mello Brandão, Chairman: Born on June 15, 1926; economist and business administrator. In September 1942, Mr. Brandão was hired as a bookkeeper by Casa Bancária Almeida & Cia., the financial institution that became Banco Brasileiro de Descontos S.A. on March 10, 1943, and later became Banco Bradesco S.A. He has held a variety of positions during his banking career. In January 1963, he was elected as an Officer, and in September 1977, he was elected Vice-President. In January 1981, he assumed the position of CEO, succeeding Mr. Amador Aguiar, the founder of Bradesco. Since February 1990, he has served as the Chairman of our Board of Directors. In March 1999, he decided to step down as CEO, but has remained the Chairman of our Board of Directors. He also holds a variety of positions within Organização Bradesco, such as Chairman of the Board of Trustees and President of Fundação Bradesco; and Chairman of the Board of Directors and President of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition, he is the Chairman of the Board of Directors of Bradespar S.A. He has also served as President of the Banking Associations of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima, as Vice-President of the National Federation of Banks, known as "FENABAN," as a member of the Board of the Federation of Brazilian Banking Associations, known as "FEBRABAN" and as Chairman of the Board of Directors of Fundo Garantidor de Créditos - FGC and CIBRASEC - Companhia Brasileira de Securitização and a member of the consulting committee of VBC Participações S.A. and a member of the Managing Board of Banco do Espírito Santo, S.A., located in Lisbon, Portugal.

Antônio Bornia, Vice-Chairman: Born on November 22, 1935. High school graduate. Mr. Bornia started his career at Bradesco in May 1952. Since then, he has held a variety of positions within Bradesco. In September 1975, he became an Associate Officer; in April 1979, he was appointed to an Executive Officer position; in June 1981, he became Vice-President and since March 1999 he has been the Vice-Chairman of our Board of Directors. He is Chairman of the Board of Directors of Bradesco Securities, Inc. (USA) and Bradesco Securities UK Limited and Vice-Chairman of the Board of Directors of Banco Bradesco Europa S.A. and Bradesco Leasing S.A. - Arrendamento Mercantil; Vice President of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social; Manager of Bradport-S.G.P.S. Sociedade Unipessoal, Lda.; Vice-Chairman of the Board of Trustees and Vice-President of Fundação Bradesco; Vice-Chairman of the Board of Directors and Vice-President of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also the Chairman of the Board of the ABEL -Associação Brasileira das Empresas de Leasing, and he previously held the position of Chief Executive Officer; Vice-Chairman of the Board of Directors of Bradespar S.A.; member of the Board of Directors of Banco Espírito Santo, S.A., headquartered in Lisboa, Portugal and member of the Brazilian Sector of the Brazil-United States Business Council. He has also served as an alternate member of the Board of Resources of the National Financial System, an agency related to the Treasury Ministry, as representative of the ABEL from July 1989 until July 1991 and from February 2000 to February 2002. He was also the Chairman of the Board of Directors of the FGC from January 2002 to January 2005, and Vice-Chairman of the Executive Board of the Latin American Leasing Federation - Felalease from August 2003 to October 2005; and CEO of the National Union of Leasing Companies, from September 1988 to April 2006; Vice-President and Vice-Chairman of the Board of Representatives of the National Confederation of the Financial System-CONSIF, from January 2004 to May 2007; and in CNF-National Confederation of the Financial Institutions, he held the positions of Chairman, Vice-Chairman and member of Board of Representatives and Vice-President, from September 1988 to March 2007.

Mário da Silveira Teixeira Júnior, Director: Born on March 4, 1946. Mr. Teixeira received a degree in civil engineering and business administration from Mackenzie Presbyterian University. In July 1971, Mr. Teixeira joined Bradesco S.A Corretora de Títulos e Valores Mobiliários, having served as an Officer from March 1983 until January 1984, when he was transferred to Banco Bradesco de Investimento S.A. and Banco Bradesco S.A. There, he was appointed Department Officer in January 1984; Managing Officer in March 1992; Vice-President in March 1998, and from March 1999 to July 2001, he served as a member of our Board of Directors, when he resigned to manage Bradespar S.A., a company incorporated by our partial spin-off. In March 2002, he returned to his position as a member of our Board of Directors, where he remains until today. Currently, he is also a member of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil, an Officer of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social; member of the Board of Trustees and Managing Officer of Fundação Bradesco, member of the Board of Directors and Managing Officer of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, Mr. Teixeira is a member of the

Board of Directors of Bradespar S.A., Vice-Chairman of the Board of Directors and member of the Strategic Committee of Vale S.A.; and Vice-Chairman of the Board of Directors of Valepar S.A.. He has also served as Vice-President of ANBID - Associação Nacional dos Bancos de Investimento, member of the Management Board of ABRASCA - Brazilian Association of Publicly-held Companies, and Vice-Chairman of the Board of Directors of BES Investimento do Brasil S.A. - Banco de Investimento, member of the Board of Directors of Companhia Paulista de Força e Luz - CPFL, Companhia Piratininga de Força e Luz, Companhia Siderúrgica Nacional - CSN, CPFL Energia S.A., CPFL Geração de Energia S.A., Latasa S.A., São Paulo Alpargatas S.A., Tigre S.A. Tubos e Conexões, VBC Energia S.A. and VBC Participações S.A., and a voting member of the Board of Directors of Banco Espírito Santo de Investimentos S.A., located in Lisbon, Portugal.

João Aguiar Alvarez, Director: Born on August 11, 1960. Mr. Alvarez received a degree in agronomy from the Manuel Carlos Gonçalves College of Agronomy and Animal Husbandry in Espírito Santo do Pinhal, SP. In April 1986, he was elected to the Board of Directors of Cidade de Deus-Companhia Comercial de Participações, one of the holding companies of Bradesco, and since April 1988, he has served as an Officer. Since February 1990, Mr. Alvarez has been a member of our Board of Directors and a member of the Board of Directors of Bradespar S.A. since March 2000. He is a member of the Board of Trustees and Associate Officer of Fundação Bradesco and member of the Board of Directors and Associate Officer of Institute of Diseases of the Digestive System and Nutrition (FIMADEN).

Denise Aguiar Alvarez, Director: Born on January 24, 1958. Ms. Alvarez received a degree in education from São Paulo Pontific Catholic University and received a Masters in Education from New York University. In April 1986, she was appointed to the Board of Directors of Cidade de Deus-Companhia Comercial de Participações, one of our controlling shareholders, and since July 1988, she has also been serving as an Officer. Since February 1990, Ms. Alvarez has served as a member of our Board of Directors, and since March 2000, she has also served as a member of the Board of Directors of Bradespar S.A. She is also a member of the Board of Trustees and Associate Officer of Fundação Bradesco and member of the Board of Directors and Associate Officer of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, she was previously member and currently is Chairwoman of the Governance Board of GIFE - Group of Institutions, Foundations and Companies, a member of the Board of Directors of Associação dos Amigos da Pinacoteca do Estado and of the Deliberative Board of Museu de Arte Moderna de São Paulo - MAM, member of the Board of Trustees of Fundação Dorina Nowill para Cegos and Fundação Roberto Marinho, member of the Consulting Board of Canal Futura; member of the General Board of Comunitas Parcerias para o Desenvolvimento Solidário; and effective member of Associação de Apoio ao Programa Alfabetização Solidária - AAPAS. She was member of the Deliberative Board of Fundo Social de Solidariedade do Estado de São Paulo - FUSSESP.

Luiz Carlos Trabuco Cappi, Director: Born on October 6, 1951, in Marília, São Paulo. Graduated from Faculdade de Filosofia, Ciências e Letras de São Paulo, with a graduate degree in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo. He began his career at Bradesco in April 1969, going through all levels of the banking sector career, being elected as Officer in 1984. On March 10th, 2009 he became Chief Executive Officer. He is also Chief Executive Officer of the others companies of Bradesco Organization. Besides these activities, he is Chairman of the Board of Directors of Odontoprev S.A. and member of the Deliberative Council of FEBRABAN. He was the Chief Executive Officer of Bradesco Vida e Previdência and of Grupo Segurador. He was also Chief Executive Officer of the Marketing and Funding Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança - ABECIP, of ANAPP - Associação Nacional da Previdência Privada, of the Federação Nacional de Saúde Suplementar -FENASAÚDE, Vice-Chairman of the Board of Representatives of the Confederação Nacional das Instituições Financeiras - CNF, Member of the Deliberative Council of ABRASCA, Member of the Board of Directors of Banco Espírito Santo, S.A., headquartered in Lisbon, Portugal, Member of the Board of Directors of ArcelorMittal Brasil (former Companhia Siderúrgica Belgo-Mineira), Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização - CNSeg and sitting member of the Association Internationale pour I’Etude de I’Economie de I’Assurance - Association de Genève, Geneva, Switzerland, and member of the Honorable Council of ANSP - Academia Nacional de Seguros e Previdência.

Carlos Alberto Rodrigues Guilherme, Director: Born on December 21, 1943. Mr. Guilherme received a law degree from Pinhalense Education Foundation. He began his career in December 1957. Mr. Guilherme has held a variety of positions within the banking sector, such as Department Officer in March 1986, Associate Officer in March 1998, Managing Officer in March 1999 and member of the Board of Directors since March 2009. He is a member of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil; Officers of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social. He is also a member of the Board of Trustees and a Managing Officer of Fundação Bradesco, member of the Board of Directors and a Managing Officer of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN) and a member of the Board of Directors of Bradespar S.A. Prior to that, he served as an Officer of Banco de Crédito Real de Minas Gerais S.A. from April 1998 until April 2003 and of Credireal Leasing S.A.-Arrendamento Mercantil from April 1998 to September 1999.

Milton Matsumoto, Director: Born on April 24, 1945. Mr. Matsumoto received a degree in business administration from UNIFIEO-University Center FIEO of Osasco. He began at Bradesco in September 1957. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Department Director in March 1985, Associate Officer in March 1998, a Managing Officer since March 1999 and he has been a member of the Board of Directors since March 2011. Mr. Matsumoto is also a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He was an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários; the first Secretary Director of the Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; deputy member of the Board of Directors of CPM Braxis S.A. and CPM Holdings Ltd.; and. Secretary Director of the union of the credit, financing and investing companies of the State of São Paulo of FENACREFI - Interstate Federation of Loan, Financing and Investment Institutions.

Ricardo Espírito Santo Silva Salgado, Director: Born on June, 25 1944. Mr. Salgado received a degree in economics from the Instituto Superior de Ciências Econômicas e Financeiras at Universidade Técnica de Lisboa - Portugal. In June 2003, he was appointed to our Board of Directors. He is also a member of the Superior Council of the Espírito Santo group, Vice-Chairman of the Board of Directors and Executive President of Banco Espírito Santo, S.A. - Lisbon, Chairman of the Board of Directors of Espírito Santo Financial Group SA-Luxembourg, member of the Board of Directors of Banque Privée Espírito Santo SA-Lausanne and Banque Espírito Santo Et de La Vénétie-Paris; Member of Nyse Euronext - N.Y.'s board and of IIEB - Institut Internacional d'Études Bancaries. He was the Chairman of the Board of Directors of BESPAR - Sociedade Gestora de Participações Sociais SA and PARTRAN - Sociedade Gestora de Participações Sociais; member of the Board of Directors of Espírito Santo Bank Ltd, Espírito Santo International SA -Luxembourg, Espírito Santo Resources-Nassau and of Banco Boavista Interatlântico S.A. (Brazil).

Members of the "Diretoria Executiva":

Luiz Carlos Trabuco Cappi, CEO: Mr. Trabuco also holds the position of CEO. His experience is described in "Members of the Board of Directors."

Laércio Albino Cezar, Vice-President: Mr. Cezar was born on October 13, 1946. Mr. Cezar is an accountant. He started his career in April 1960. Since then, Mr. Cezar has held a variety of positions within Bradesco, such as being appointed as our Department Officer in March 1982, Managing Officer in March 1992 and Vice-President in March 1999. He also holds a variety of positions within Organização Bradesco, such as a member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Officer of Institute of Diseases of the Digestive System and Nutrition

(FIMADEN). Prior to that, from November 1983 to March 1992, he was a member of the Security Against Frauds Sub-committee of FEBRABAN. Mr. Cezar was also the Brazilian representative within the Internal Auditors Committee of FELABAN-Federação Latinoamericana de Bancos-from January 1991 to April 1997; Executive Vice-President of the Institute of Rational Organization of Labor (IDORT) of São Paulo from July 1997 to July 2000, and First Executive Vice-President from July 2000 to July 2003; and he was also a member of the Board of Trustees of the National Quality Foundation-FNQ, from June 2006 to July 2009.

Julio de Siqueira Carvalho de Araujo, Vice-President: Born on December 10, 1954. High school graduate. Mr. Carvalho de Araújo began his career in March 1978 at Banco BCN S.A., an institution that was acquired by us in 1997. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as an Officer in October 1989 and Vice-President from May 1995 to August 2000. Since August 2000, he has been our Vice-President. He also holds a variety of positions within Organização Bradesco, such as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Officer of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, he serves as a member of the Board of Directors of FGC and BM&FBovespa - Securities, Commodities and Futures Exchange, deputy member of the Board of Directors of Interbank Chamber of Payments – CIP, where he previously held the position of President, deputy member of Agribusiness Board (CONSAGRO) and Officer of Confederação Nacional do Sistema Financeiro -CONSIF . He was effective member of the Board of Directors of Companhia Brasileira de Liquidação e Custódia (CBLC) and effective member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities - ABECIP.

Norberto Pinto Barbedo, Vice-President: Born on February 26, 1952. Mr. Barbedo received an accounting degree from Tibiriçá College of Accounting Sciences. He began his career in January 1968 at Banco BCN S.A., a financial institution that was acquired by us in December 1997. Mr. Barbedo has held a variety of positions within the banking sector, such as being appointed in Bradesco as an Officer in October 1989 and Vice-President of Banco BCN S.A. from December 1997 to March 2004. In February 2003, Mr. Barbedo was appointed our Vice-President. He also holds a variety of positions within Organização Bradesco, such as member of the Board of Trustees, Managing Officer of Fundação Bradesco, member of the Board of Directors and Managing Officer of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Besides these activities, he is effective member of the Board of Directors of Companhia Brasileira de Securitização - CIBRASEC, where he has previously held the position of President, Sitting Vice-President of the Executive Board of Brazilian Association of Real Estate Credit and Savings Entities-ABECIP, Associate Department Officer of FEBRABAN's real estate and savings account committee, effective member of Câmara Consultiva de Listagem of BM&FBovespa - Securities, Commodities and Futures Exchange, sitting member of Conselho Gestor do Fundo Garantidor Habitacional – CGFGH and of Conselho Gestor do Fundo Paulista de Habitação de Interesse Social – CGFPHIS. Mr. Barbedo was Vice-President of Banco Boavista Interatlântico S.A., Banco Mercantil de São Paulo S.A., Banco Zogbi S.A. and Potenza S.A. Processamento de Dados. He also served as a board member of Cielo S.A. and BCN Corretora de Títulos e Valores Mobiliários S.A., member of the Consulting Board of FIABCI/BRASIL-Capítulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias and Officer of Financiadora BCN S.A.-Crédito, Financiamento e Investimentos.

Domingos Figueiredo de Abreu, Vice-President: Born on January 8, 1959. He received a degree in economics from College of Economic Sciences of Mogi das Cruzes and a degree in accounting from College of Economic Sciences and Administration of Osasco – FAC - FITO, with a postgraduate degree in Financial Administration (CEAG) from Fundação Getulio Vargas and an MBA in Finance from IBMEC (Capital Markets Brazilian Institute). Mr. Abreu began at Bradesco in December 1981. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Department Officer in June 2001, a Managing Officer in March 2002 and Vice-President in June 2009. Mr. Abreu is also a member of the Board of Trustees and a Managing Officer of Fundação Bradesco, member of the Board of Directors and a Managing Officer of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also Vice-President and São Paulo Regional Officer of IBRI – Brazilian Institute of Investor Relations, a member of ABRASCA's managing board and member of CPM Holdings Limited's Board of Directors. He was officer of Banco BCN S.A. and deputy member of CPM Braxis S.A.'s Board of Directors, where he was also a member of the Board of Technical Administration.

José Alcides Munhoz, Managing Officer: Born on July 23, 1948. High school graduate. Mr. Munhoz began at Bradesco in October 1970. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Officer in March 1989, Department Officer in January 1995, Associate Officer in March 1998 and a Managing Officer since March 1999. He is a member of the Board of Trustees of Fundação Bradesco, member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN) and BBD Participações S.A. He was Managing Officer of Banco Bradesco Financiamentos and BP Promotora de Vendas Ltda. He was also Officer of Bradesco Consórcios Ltda., current Bradesco Administradora de Consórcios Ltda.

Aurélio Conrado Boni, Managing Officer: Born on July 19, 1951. Business Administration technician. He began at Bradesco in February 1971. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Department Officer in December 1997 and a Managing Officer since December 2001. Mr. Boni is also a member of the Board of Trustees of Fundação Bradesco, and a member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN) and BBD Participações. He is also Managing Officer of Bradesco Seguros S.A.

Ademir Cossiello, Managing Officer: Born on July 3, 1955. Mr. Cossiello received a degree in economics from Faculdades Padre Anchieta. He began at Bradesco in October 1973. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as an Officer in January 1995 and Department Officer from March 1998 until September 1999. In June 2003, he became Managing Officer, a position he currently holds. Mr. Cossiello also holds positions as a member of the Board of Trustees of Fundação Bradesco and member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He was a Managing Officer at Banco Baneb S.A. and Banco BCN S.A. At ASBAN-Associação de Bancos no Estado de Goiás, he was an effective member of the Board of Directors and at the Commerce Association of São Paulo, he was a member of the Plenary Board, where he previously held the position of member of the deliberative board.

Sérgio Alexandre Figueiredo Clemente, Managing Officer: Born on June 7, 1959. Graduated in Mechanical Engineering from PUC-Pontifícia Universidade Católica de Minas Gerais (Catholic University of Minas Gerais), with an executive MBA in Finance from IBMEC (Capital Markets Brazilian Institute) and specialization in Finance through the Executive Management Development Program (PDG), administered by the Business Development Corporation. He is currently attending the Advanced Management Program (PGA), administered by Fundação Dom Cabral and INSEAD. Mr. Clemente joined Banco BCN S.A. in May 1996 as Assistant Officer. In December 1997, he was elected Officer. With the acquisition of BCN, he joined the Bradesco staff, having been elected Department Officer in March 2000, as the person responsible for the Corporate Department, and, in December 2006, became Managing Officer, position he currently holds. He is a member of the Board of Trustees of Fundação Bradesco and of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN).

Candido Leonelli, Managing Officer: Born on June 27, 1947. Mr. Leonelli received an undergraduate degree in Electronic Engineering from Escola de Engenharia Mauá and a postgraduate degree in Financial Administration from FEA/USP, Macroeconomics from FGV/SP and Advanced Management Program, International Senior Management Program from Harvard Business School. Mr. Leonelli joined Bradesco in January de 1980 as a Marketing Officer of Scopus Tecnologia Ltda. In August 1997, he was elected a Department Officer of Bradesco, position held until April 1998 together with the positions of member of the Board of Directors and CEO of Scopus. From May 1998 to June 2009, he remained as a Department Officer at Bradesco. In July 2009, he was appointed the Managing Officer of Bradesco, and also holding the position of CEO at Scopus. He is a member of the Board of Trustees of Fundação Bradesco and the Board of

Directors of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He was a Deputy Member of the Board of Directors of TECBAN - Tecnologia Bancária S.A.; member of the Board of Directors, CEO, Administrative Officer and Controller of Scopus Informática S.A. and CEO of DIGILAB-Laboratório Digital Ltda.

Maurício Machado de Minas, Managing Officer: Born on July 1, 1959. Mr. Machado de Minas received a degree in Electrical Engineering from Escola Politécnica of the São Paulo University (USP). In July 2009, he joined Bradesco as Managing Officer. He is a member of the Board of Directors of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also a deputy member of the Board of Directors of CPM Braxis S.A., where he previously held the position of Senior Vice-President. He was a senior analyst of Banco Itaú S.A., a Technical Support Director of Eletrodigi, Flexidisk and Polymax, Executive Vice-President of CPM Ltda. and Senior Vice-President of CPM S.A.

Alexandre da Silva Glüher, Associate Officer: Born on August 14, 1960. Mr. Glüher received a degree in Accounting Sciences from Universidade Federal do Rio Grande do Sul, and a degree in Business Administration from Universidade Luterana do Brasil (ULBRA), and the Advanced Management Program -University of Pennsylvania - The Wharton School. He joined Bradesco in March 1976, and was elected Regional Officer in August 2001, Department Officer in March 2005, and Associate Officer in December 2010. Member of the Board of Trustees of Fundação Bradesco. From November 2005 to November 2007, he was an alternate member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities (ABECIP).

Alfredo Antônio Lima de Menezes, Associate Officer: Born on June 16, 1962. Graduated in Business Administration from Faculdades Integradas Tibiriçá (FATI). Started his career as a junior trader with Banco BCN S.A. in May 1985, and was promoted to Officer. Elected Department Officer of Bradesco in January 2001, remaining in the position until December 2010, when he was elected Associate Officer. Member of the Board of Trustees of Fundação Bradesco. Also member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities (ABECIP). Formerly Vice-president of the Operational and Ethics Committees and Officer of the Brazilian Association of Financial Market Institutions (ANDIMA); Full member of the Board of Directors of the CentralClearing de Compensação e Liquidação S.A.; Full member of the Asset-clearance Consultative Chamber of BM&FBovespa - Securities, Commodities and Futures Exchange; formerly full member of the Forex and Financial Assets Clearance Consultative Chamber; and member of the board of directors of CETIP S.A. (Derivatives and Assets OTC).

André Rodrigues Cano, Associate Officer: Born on July 22, 1958. Graduated in Business Administration from Faculdades Metropolitanas Unidas (FMU), MBA-Controller from the Institute of Accounting, Finance and Actuarial Research (FIPECAFI, FEA-USP), and the Advanced Management Program - Harvard Business School. Mr. Cano joined Bradesco in April 1977 and was elected Department Officer in December 2001. Elected Officer of Banco Bradesco Financiamentos S.A. in September 2008, remaining in this position until his return to Bradesco as Department Officer in December 2009. Elected Associate Officer in December 2010. Member of the Board of Trustees of Fundação Bradesco. Also member of the Curator Council of the National Quality Foundation (FNQ). Formerly director and full member of the Board of Directors of TECBAN - Tecnologia Bancária S.A.; Full member of the Fiscal Council of Tele Celular Sul Participações S.A.; Alternate member of the Fiscal Council of Tele Nordeste Celular Participações S.A.; and Executive Officer of ACREFI - Associação Nacional das Instituições de Crédito, Financiamento e Investimento.

Josué Augusto Pancini, Associate Officer: Born on April 14, 1960. Mr. Pancini received a degree in Mathematics from Centro Universitário da Fundação de Ensino Octávio Bastos – Feob - UNIFEOB, with a lato sensu postgraduate degree in Business Economics - Finance from Pontifícia Universidade Católica de Campinas - PUC - Campinas. He joined Bradesco in July 1976, and was elected Regional Officer in July 1997, Department Officer in July 2003 and Associate Officer in December 2010. Member of the Board of

Trustees of Fundação Bradesco. Formerly alternate member of the Deliberative Board of ABECIP -Brazilian Association of Real Estate Credit and Savings Entities .

Luiz Carlos Angelotti, Associate Officer: Born on November 16, 1964. Mr. Angelotti received a degree in Accounting and Actuarial Sciences from the School of Economics and Business Administration, Universidade de São Paulo, Law from UNIFIEO - Centro Universitário FIEO, and MBA in Finance from the Brazilian Capital Markets Institute (IBMEC). He joined Bradesco in November 1987, and was elected Department Officer in March 2002, and Associate Officer in December 2010. Member of the Board of Trustees of Fundação Bradesco. Also alternate member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social, and alternate member of the Board of Directors of Integritas Participações S.A.

Marcelo de Araújo Noronha, Associate Officer: Born on August 10, 1965. Graduated in Business Administration from Universidade Federal de Pernambuco (UFPE), with a specialization in Finance from Brazilian Capital Markets Institute (IBMEC) and the Advanced Management Program AMP at the Instituto de Estudios Empresariales (IESE), Universidade de Navarra in Barcelona. Mr. Noronha started his career at Banorte and has worked in the financial market for over 25 years. He joined Banco Bilbao Vizcaya Argentaria Brasil S.A. as Commercial Officer in July 1996, and was promoted to Vice-president for products, middle market and retail. Elected Department Officer of Bradesco in February 2004, remaining in the position until December 2010, when he was elected Associate Officer. Member of the Board of Trustees of Fundação Bradesco. Also member of the Board of Directors of Companhia Brasileira de Soluções e Serviços - Visa Vale; Full member of the Board of Directors of Crediare S.A. - Crédito, Financiamento e Investimento, of Leader S.A. Administradora de Cartões de Crédito and Cielo S.A.; and Officer of the Brazilian Association of Credit Card Companies and Services (ABECS).

Nilton Pelegrino Nogueira, Associate Officer: Born on May 7, 1954. Graduated in Business Administration from Universidade Presbiteriana Mackenzie, SP. Mr. Nogueira joined Bradesco in July 1973. Elected Regional Officer in February 1995, remained in the position until September 2000, when he was elected Officer of Banco BCN S.A., a financial institution acquired by Bradesco in December 1997, and remained in the position until March 2002, when he returned to Bradesco and was elected Department Officer. In December 2010, he was elected Associate Officer. He is a member of the Board of Trustees of Fundação Bradesco and full member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social. He is also alternate member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities (ABECIP). Formerly Officer of Banco Boavista Interatlântico S.A, of Banco das Nações S.A., and effective member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado.

6.B. Compensation

     At Shareholders' meetings, the shareholders of Bradesco and its subsidiaries establish the maximum global compensation of the members of the Board of Directors and Board of Executive Officers, constituted of Executive Officers, Department Officers, Officers and Regional Officers of Bradesco and its subsidiaries for the ensuing year. In 2010, our shareholders set the global compensation for the Board of Directors and Board of Executive Officers of Bradesco and its subsidiaries at R$259.1 million.

     In 2010, the directors and the Board of Executive Officers of Bradesco and its subsidiaries received aggregate compensation of R$243.7 million for their services, whether as members of the Board of Directors or Board of Executive Officers, as applicable, or as providers of services to our subsidiaries. No part of the aggregate compensation was paid as part of a profit sharing plan or in the form of stock options.

     The directors and the Board of Executive Officers of Bradesco and its subsidiaries have the right to participate in the same pension plans available to all our employees. In 2010, we contributed R$223.8 million to pension plans on behalf of the directors and the Board of Executive Officers of Bradesco and its subsidiaries.

6.C. Board Practices

     Our shareholders elect the members of our Board of Directors at the annual general shareholders meeting for one-year terms and members may be reelected for consecutive terms. The Board of Directors appoints the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

     To become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of 10 consecutive years and be less than 65 years old at the time of appointment. The Board of Executive Officers, besides the Executive Officers, consists of 39 department officers, 12 officers and 15 regional officers. Department officers, officers and regional officers direct the business of each of our various divisions and branches and report to the Diretoria Executiva. To become a department officer, officer or regional officer, a person must be an employee or manager at Bradesco or one of our affiliates. Department officers have to be less than 62 years old, and in the case of officers or regional officers, less than 60 years old, at the time of appointment. Our Board of Directors may, for up to 25.0% of the members of our Board of Executive Officers, waive the fulfillment of certain requirements for their appointment, as follows:

I -	Executive Officers - the Board of Directors can waive the requirement pursuant to which the person should be an employee of Bradesco or any of its affiliates for at least 10 years.

II -

Department Officers, Officers and Regional Officers - the Board of Directors can waive the requirement pursuant to which the person should be an employee or member of the management of Bradesco or any of its affiliates.

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

     Our fiscal council has three sitting members (Ricardo Abecassis Espírito Santo Silva - Coordinator; Domingos Aparecido Maia and Nelson Lopes de Oliveira) and three alternates (Renaud Roberto Teixeira, João Batistela Biazon and Jorge Tadeu Pinto de Figueiredo) all of whom were elected in March 2011 and whose terms will expire in March 2012. In accordance with Brazilian Corporate Law, our fiscal council has the right and obligation to, among other things:

  supervise, through any of its members, the actions of our managers and to verify their fulfillment of their duties;

review and issue opinions regarding our financial statements prior to their disclosure, the Notes to the financial statements, the independent auditor's report any management reports;
opine on any management proposals to be submitted to the Shareholders’ meeting related to:
changes in our social capital;
issuances of debentures or rights offerings entitling the holder to subscribe for equity;
investment plans and capital expenditure budgets;
distributions of dividends; and
transformation of our corporate form and corporate restructuring, as takeovers, mergers and spin-offs;
inform our management of any error, fraud, or misdemeanor detected and suggest measures should take in order to protect our main interests. If our management fails to the measures required to protect the company's interests, inform the Shareholders’ meeting of these facts; and
call general shareholders' meetings if management delays the general shareholders' meeting for more than one month and call Special Shareholders' Meetings in case of or important matters.

Board Committees

     Our shareholders approved, at the Special Shareholders' Meetings held on December 17, 2003, the creation of the Audit Committee, the internal control and compliance committee and the compensation committee. At the Special Shareholders' Meeting held on March 27, 2006, our shareholders approved the transformation of the ethics committee into a statutory committee. At the Special Shareholders' Meetings held on March 24, 2008, our shareholders approved the creation of the risks integrated management and capital allocation committee.

Audit Committee - Pursuant to our bylaws and to Central Bank regulations since April 2004, we have appointed members of the Audit Committee, which may be comprised of three (3) to five (5) members, each of whom serves a term that can be renewed, in successive appointments, up to a limit of five (5) years, as of the date the member first takes the office. Our Audit Committee members are appointed by, and may be dismissed by, the Board of Directors. The current members of the committee are Carlos Alberto Rodrigues Guilherme, who acts as coordinator, Romulo Nagib Lasmar and Osvaldo Watanabe, who act as members with no specific designation and Mr. José Lucas Ferreira de Melo, who is the Audit Committee financial expert. Out of the following members, only Mr. Carlos Alberto Rodrigues Guilherme is a member of the Board of Directors.

     In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, as specified in Section 3(a)(58) of the Exchange Act, our Board of Directors functions as our Audit Committee for purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee cannot be compared to the audit committees of American companies in terms of commitment from our independent auditors in audit and non-

audit services, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard. For more information see "Item 16.D. Exemptions from the listing standards for Audit Committees."

The responsibilities of the Audit Committee include:

  establishing its own rules of operation;
  recommending to Management, which outside firm should be hired to provide independent audit services, the amount of compensation such firm should receive and providing recommendations as to substitute auditors;
  evaluate, prior to the engagement, whether non-audit services to be provided by the independent auditors are acceptable under the current auditing independence requirements;
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
  meeting with the Diretoria Executiva and both the independent and the internal auditors at least quarterly;
  assessing the management´s responsiveness to any recommendations made by both the independent and internal auditors;
  advising the Board of Directors regarding any conflicts between the external auditors and the Board of Executive Officers;
  recommending policies, practices and procedures for improving the performance of our management; and
  following up by occasion of its meetings, on its recommendations and requests for information, including the planning of the respective auditing works in order to turn into minutes the content of such meetings.

Internal Control and Compliance Committee - The Internal Control and Compliance Committee has up to twelve (12) members, each with a term of one year. Members are appointed and replaced by the Board of Directors. The committee's primary responsibility is to assist the Board of Directors with the performance of its duties related to the adoption of strategies, policies and measures governing internal controls, mitigation of risks, and compliance with applicable rules.

Compensation Committee - The Compensation Committee has three (3) to six (6) members, all of whom are members of the Board of Directors, and each of whom serves a term of one (1) year. Members are appointed by and replaced by the Board of Directors. The committee's primary responsibility is to provide the Board of

Directors with proposed policies and guidelines related to the compensation of our executive officers. The compensation is to be based on performance targets established by the Board.

Ethics Committee - The Ethics Committee is comprised of up to sixteen members (16), each of whom serves for a one-year (1) term. Members are appointed and may be replaced by the Board of Directors. The committee's primary responsibility is to propose actions to ensure the enforcement of our Corporate and Sector Codes of Ethics and to promote awareness of it by our employees and management.

Integrated Risk Management and Capital Allocation Committee - The Integrated Risk Management and Capital Allocation Committee currently has eight (8) members, each of whom serves a one-year term. Members are appointed and dismissed by the Board of Directors. This committee's primary responsibility is to advise the Board of Directors in the performance of its duties related to the approval of institutional policies and operational guidelines, and to establish of risk exposure limits. Currently, this committee is composed of our management, namely: the chief executive officer of Banco Bradesco S.A., the Vice-Presidents of Banco Bradesco S.A., the Executive Officer and Department Officer of the Integrated Risk Control Department (DCIR) and CEO of Bradesco Seguros.

Ombudsman

     At the Special Shareholders' Meetings held on August 24, 2007, our shareholders formalized the creation of the Ombudsman. Previously the Company had an informal Ombudsman. The Ombudsman works on behalf of all the institutions within the Bradesco Organization authorized to operate by the Central Bank. There is one (1) Ombudsman, with a one-year (1) term. The Ombudsman is appointed and removed by the Board of Directors.

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
  giving necessary clarifications and replying to claimants regarding the status of complaints and the solutions offered;
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

     In March 2010, the Central Bank issued new rules related to the implementation and operation of Ombudsman’s Offices in financial institutions with specific procedures regarding service to individual and corporate clients classified as micro companies. The rules for our Ombudsman’s duties comply with those provisions.

     According to our bylaws and in order to comply with the rules of the Central Bank, in November 2009, Mr. Júlio Alves Marques was appointed Ombudsman, as well as Department Officer, positions which he already held since May 2009, which were confirmed by the Special Shareholders' Meeting held on March 10, 2011, with a one-year term.

6.D. Employees

     As of December 31, 2010, we had 95,248 employees, of which 75,375 were employed by us and 19,873 were employed by our subsidiaries, as compared to 85,072 employees as of December 31, 2009 and 86,622 employees as of December 31, 2008.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

	December 31,
	2008	2009	2010
Total number of employees	86,622	85,072	95,248
Number by category of activity:
Banking:
Bradesco	69,411	68,962	75,375
Insurance activities	5,217	5,293	5,824
Pension plan activity	1,657	1,625	1,635
Other categories	10,337	9,192	12,414
Number by geographic location:
Cidade de Deus, Osasco	10,787	11,149	11,780
Alphaville, Barueri	1,421	1,390	1,459
São Paulo	17,368	17,079	18,759
Other locations in Brazil	56,935	55,335	63,122
International	111	119	128

     Our part-time employees work six hours a day, while our full-time employees work eight hours a day. We had 31,358 part-time employees and 63,890 full-time employees as of December 31, 2010 compared to 28,287 part-time employees and 56,785 full-time employees as of December 31, 2009, and 30,128 part-time employees and 56,494 full-time employees as of December 31, 2008.

     We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. In filling all positions, we give preference to candidates from within Bradesco, including for middle management and senior positions, but we also hire outside professionals to a lesser extent.

     As of December 31, 2010, approximately 46.3% of our employees were associated with one of the labor unions that represent bank or insurance employees in Brazil. We consider our relations with our employees as well as with the labor unions to be good, in large part due to our philosophy of internal recruiting and transparency in communication. We have not experienced any strikes during the past four years. We are party of two collective bargaining agreements: one relating to our banking employees and the other to our insurance sector employees.

     We offer our employees benefits which include Bradesco health and dental plans enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, retirement and pension plans, and subsidized life and accident insurance. We also have a team of social workers who work with our employees and their dependents. To ensure added social and psychological support for employees and their dependents, Bradesco has introduced a new channel for assistance in the form of a 0800-number help line called "Live well"(Viva Bem) that deals with personal issues, work-related, family and relationship problems. This toll-free line is available 24/7 and calls are 100% confidential. These benefits are available regardless of an employee's position. Currently, 31.8% of our employees participate in our pension plan Bradesco Vida e Previdência. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

     We also offer professional training to our employees. In 2010, we invested R$107.1 million in professional training with a total of 1,834,192 participations. In 2009, we invested R$86.8 million in training with 2,016,868 participations. Our professional training department prepares and delivers personnel/professional formation and development courses in operating, technical and behavioral areas.

6.E. Share Ownership

     As of December 31, 2010, the members of our Board of Directors and Board of Executive Officers indirectly held 4.62% of our voting capital and 2.34% of our total capital stock, in the aggregate, through a company called BBD Participações S.A. (the current name of Elo Participações e Investimentos S.A.), which we call "BBD". In addition, some of our directors and executive officers directly hold shares of our capital stock. However, as of December 31, 2010, none of our directors and executive officers individually owned, directly or indirectly, more than 1.4% of any class of our shares.

ITEM 7.                   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

     As of December 31, 2010, our Capital Stock was composed of 1,881,225,318 common shares (395,300 treasury shares) and 1,881,225,123 preferred shares, with no par value. The Special Shareholders' Meeting held on December 17, 2010, resolved on the increase of capital with the issue of 62,344,140 new non-par, book-entry registered shares, of which 31,172,072 common and 31,172,068 preferred, approved by the Special Shareholders' Meeting held on March 10, 2011. After the event described above, the Company's Capital Stock is divided into 3,824,794,581 non-par, book-entry registered shares, of which 1,912,397,390 common (1,987,000 of which are treasury shares) and 1,912,397,191 preferred.

     For information on shareholders' rights and our dividend distributions, see "Item 8.A. Consolidated Statements and Other Financial Information - Policy on dividend distributions" and "Item 10.B. Memorandum and Articles of Incorporation - Organization - Allocation of net income and distribution of dividends."

The following chart illustrates our capital ownership structure as of December 31, 2010:

     Cidade de Deus Participações, a holding company, directly owns 48.39% of our voting capital and 24.20% of our total capital stock. Cidade de Deus Participações, in turn, is owned by the Aguiar family, Fundação Bradesco, and another holding company, Nova Cidade de Deus Participações S.A., which we call "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and BBD Participações.

     In the last five years there has been no significant change in the percentage ownership held by any major shareholders.

     The following table shows the direct ownership of our outstanding common and preferred shares on March 25, 2011, taking into consideration the capital increase of December 17, 2010, approved by the Special Shareholders´ Meeting held on March 10, 2011 and by the Central Bank on March 18, 2011. For more information, see "Item 7.A. Major Shareholders."

     Shareholders mentioned in the following table, except for the members of the Diretoria Executiva or the Board of Directors, directly hold five percent or more of our securities with voting rights.

Shareholder	Number of common shares	% of common shares	Number of preferred shares	% of preferred shares	Total Number of shares	% of total shares
(number of shares, except percentages)
Cidade de Deus Participações	925,153,056	48.4269	460,468	0.0241	925,613,524	24.2129
Fundação Bradesco(1)	325,880,935	17.0582	19,008,281	0.9940	344,889,216	9.0219
Banco Espírito Santo S.A.	129,718,160	6.7901	67,363	0.0035	129,785,523	3.3950
Members of the Board of Directors
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Antônio Bornia	(*)	(*)	(*)	(*)	(*)	(*)
Mário da Silveira Teixeira Júnior	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
Ricardo Espírito Santo S. Salgado	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	13,622,991	0.7131	18,143,069	0.9487	31,766,060	0.8310
Members of the Diretoria Executiva
Laércio Albino Cezar	(*)	(*)	(*)	(*)	(*)	(*)
Julio de Siqueira Carvalho de Araujo	(*)	(*)	(*)	(*)	(*)	(*)
Norberto Pinto Barbedo	(*)	(*)	(*)	(*)	(*)	(*)
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Ademir Cossielo	(*)	(*)	(*)	(*)	(*)	(*)
Sergio Alexandre Figueiredo Clemente	(*)	(*)	(*)	(*)	(*)	(*)
Cândido Leonelli	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Gluher	(*)	(*)	(*)	(*)	(*)	(*)
Alfredo Antonio Lima de Menezes	(*)	(*)	(*)	(*)	(*)	(*)
André Rodrigues Cano	(*)	(*)	(*)	(*)	(*)	(*)
Josué Augusto Pancini	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Angelotti	(*)	(*)	(*)	(*)	(*)	(*)
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
Nilton Pelegrino Nogueira	(*)	(*)	(*)	(*)	(*)	(*)
Total members of the Diretoria Executiva	208,303	0.0109	1,049,043	0.0549	1,257,346	0.0329
Subtotal	1,394,583,445	72,9992	38,728,224	2.0251	1,433,311,669	37.4937
Other	515,826,945	27.0008	1,873,668,967	97.9749	2,389,495,912	62.5063
Subtotal	1,910,410,390	100.0000	1,912,397,191	100.0000	3,822,807,581	100.0000
Treasury shares	1,987,000	-	0	-	1,987,000	-
Total	1,912,397,390	100.0000	1,912,397,191	100.0000	3,824,794,581	100.0000

(1)       Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, and NCF Participações 34.01% of our common shares and 17.65% of our total shares.

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

Cidade de Deus Participações

     Cidade de Deus Participações is a holding company that holds investments in other companies. It also administers, purchases and sells securities and other assets on its own account. Its shareholders are Nova Cidade de Deus, with 44.91% of its common and total shares, Fundação Bradesco, with 33.20% of its common and total shares, and the Aguiar family, with 21.89% of its common and total shares as of December 31, 2010. The company's Capital Stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus

     Nova Cidade de Deus is a holding company that holds investments in other companies, particularly those that, directly or indirectly, own our voting capital. As of December 31, 2010, the company owned, through its participation in Cidade de Deus Participações, 22.12% of our common shares and 11.19% of our total shares.

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

The Aguiar Family

     As of December 31, 2010, three members of the Aguiar family and the estate of Mr. Amador Aguiar indirectly owned, by way of their participation in Cidade de Deus Participações, 10.78% of our common shares and 5.46% of our total shares. In addition, the same parties directly held a total of 1.11% of our common shares and 1.08% of our preferred shares and 1.09% of our total shares. None of the individual members of the Aguiar family directly holds more than 1.00% of our voting shares.

Fundação Bradesco

     As of December 31, 2010, Fundação Bradesco owned 51.06% of our common shares, 2.28% of our preferred shares and 26.67% of our total shares, directly and indirectly, through its participation in Cidade de Deus Participações, Nova Cidade de Deus and NCF. Under the terms of Fundação Bradesco's bylaws, all of our directors, members of the Diretoria Executiva and department officers, as well as all directors and officers of Cidade de Deus Participações S.A., serve as members of the board of trustees of Fundação Bradesco, known as the "Board of Trustees." They receive no compensation for their service on the Board of Trustees.

     Fundação Bradesco, our innovative social investment initiative, runs one of the largest private socio-educational programs in Brazil or anywhere in the world. The program reaches every state in Brazil and the Federal District, and its 40 schools are primarily located in regions of accentuated socioeconomic deprivation. For 54 years, it has provided formal education free of charge for more than 2 million pupils. Added to those on other types of courses, both classroom presence and distance learning, this means that over 4 million people have been assisted by the program.

     In 2010, through its different segments, Fundação Bradesco assisted 646,000 people, of whom 115,260 were pupils at its own schools for elementary education, from early childhood through to secondary and vocational or technical education; and initial and continuing education and training for young people and adults. Free school uniform, stationery and supplies, meals, and medical and dental care are provided for some 50,000 elementary school pupils. Over 530,000 persons were assisted through the foundation's Virtual

School, its e-learning portal, at Digital Inclusion Centers (CIDs), and at other programs undertaken in strategic collaboration with partners, such as Educa+Ação (educ+ action).

     Pass rates for pupils assisted by Fundação Bradesco have been 95.10% over the last five years, which matches the best standards reached nationally.

     Fundação Bradesco offers vocational or technical courses at secondary level on the same lines as Brazil's technical education schools for the following areas of technology: natural resources (agriculture and livestock); control and process industries (electronics); information and communication (IT) and business management (administration). In addition to technical content, courses provide broader education and encourage pupils to continue their schooling and stay up to date.

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

     In order to help high-school students find their way into the labor market, Fundação Bradesco runs its National Youth Apprenticeship Program, which is also supported by Bradesco Organization. Employees act as educational agents and mentors for the development of these young people.

     Fundação Bradesco runs an educational program (known as "Educa+Ação"), devised in partnership with Banco Bradesco, to share the positive results obtained by its pupils with public system schools, replicating its experience with teaching methods and classroom materials.

     The program currently involves 127 schools in 13 municipalities in the states of São Paulo and Mato Grosso do Sul, and reaches some 25,000 students and 1,000 teachers. In 2010, the towns of Jundiaí (SP) and Corumbá (Porto Esperança / MS) joined the initiative. Conferences are held periodically to train teachers and course coordinators as multiplier agents for the methodology.

     Fundação Bradesco completed over 1.4 million services offered during the eighth edition of the "National Day of Voluntary Action" (DNAV), held on March 7, 2010 at the school network, CIDs and several service points throughout Brazil, such as community centers and public places, involving 44,000 volunteers.

     Fundação Bradesco promotes digital inclusion for residents of communities around the schools through 113 Digital Inclusion Centers (CIDs), 4 of them located in indigenous communities. These centers also function as learning centers and provide occupational training. IT labs are set up for needy communities to foster digital inclusion and encourage a sense of social responsibility and entrepreneurship, in addition to building notions of citizenship. In 2010, the CIDs provided assistance to over 166,000 people and had great social impact on their local communities.

     Created in 1998, the IT for the Visually Handicapped Program has already benefited and trained more than 10,432 handicapped students.

     Through its e-learning portal "Virtual School," Fundação Bradesco offers distance learning using the Internet as well as hybrid presence/distance courses. The portfolio of over 100 courses and programs covers behavioral studies, information technology and continuing education for educational professionals. More than 305,000 people were assisted in 2010.

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

     Fundação Bradesco received several awards in 2010 for the depth and reach of its social activities. Highlights include a finalist in the GRI Readers' Choice Awards 2010, the 8th Brazilian Science and Engineering Fair (Febrace), E-Learning Brazil 2010, finalist in the awards made by ABERJE (business communication), Security Leaders and Science for Peace and Development.

     Fundação Bradesco represents an outstanding form of wealth distribution by the Bradesco Organization. Its main funding source is its ownership of our capital stock. Fundação Bradesco has been promoting the quality of life in communities where it operates.

     Fundação Bradesco's 2010 budget totaled R$262.339 million. Over the last ten years, Fundação Bradesco has invested a total of R$3.332 billion (at current values) in the foundation.

BBD Participações

     BBD indirectly owned 5.76% of our common shares and 2.92% of our total shares as of December 31, 2010 through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.51% of our voting capital. Only members of the Board of Directors or the Board of Executive Officers and qualified employees of Banco Bradesco, Bradespar, or our subsidiaries may own shares in BBD. However, only the members of the Board of Directors and executive officers may own voting shares. Most of our board members and executive officers own shares in BBD.

NCF

     NCF is a holding company controlled by Cidade de Deus Participações and by Fundação Bradesco. As of December 31, 2010, NCF held 2.18% of our common shares and 1.82% of our total shares.

BES

     BES is a commercial bank whose headquarters are in Portugal. In December 2010, BES directly held 7.10% of our common shares and 3.55% of our total capital. Currently Mr. Ricardo Espírito Santo Silva Salgado represents BES on our Board of Directors.

Other

     Direct market holdings represented 25.29% of our voting capital as of December 31, 2010 (including equity participations of 2.49% held by Bank of Tokyo Mitsubishi-UFJ (MUFG)) and 97.52% of our preferred shares. Direct and indirect participation by the market in our common and preferred shares represented effective interest over 61.41% of our Capital Stock as of December 31, 2010.

     As of December 31, 2010, 20.59% of our preferred shares and 10.82% of our common shares were held by 836 foreign investors registered with the Companhia Brasileira de Liquidação e Custódia (Brazilian Clearance and Depository Corporation), known as "CBLC." At the same date, our ADRs represented 32.89% of our preferred shares and our GDRs represented 0.07% of our preferred shares.

7.B. Related Party Transactions

     Transactions with related parties and subsidiaries (mainly with CPM Braxis S.A. and Cielo (former VisaNet) are conducted on arms' length terms as demonstrated below:

	December 31,
	2008	2009	2010
	(R$ in millions)
ASSETS
Other assets	5	4	7
Visa Vale – Cia Brasileira de Soluções e Serviços - Affiliate	4	4	7
CPM Braxis S.A. - Affiliate	1	-	-
LIABILITIES
Time deposits	(184)	(190)	(177)
Cidade de Deus Companhia Comercial de Participações – Holding Company	(46)	(17)	(30)
Visa Vale – Cia Brasileira de Soluções e Serviços - Affiliate	(8)	(40)	-
Key management personnel	(92)	(129)	(146)
Other controlled companies	(21)	(2)	-
Demand deposits	(17)	(2)	(1)
Other controlled companies	(17)	(2)	(1)
Debentures	(979)	(501)	(586)
Visa Vale – Cia Brasileira de Soluções e Serviços - Affiliate	-	-	(46)
Cia. Brasileira de Meios de Pagamento (“Cielo”) - Affiliate	(234)	(15)	-
Key management personnel	(731)	(486)	(539)
Other controlled companies	(14)	-	(1)
Subordinated notes	(106)	(134)	(262)
Cidade de Deus Companhia Comercial de Participações – Holding Company	(20)	(62)	(183)
Fundação Bradesco – Holding Company	(86)	(72)	(79)
Interest on shareholders’ equity and dividends	(687)	(546)	(712)
Cidade de Deus Companhia Comercial de Participações – Holding Company	(369)	(396)	(516)
Fundação Bradesco – Holding Company	(318)	(150)	(196)
Other liabilities	(1)	(62)	(12)
Cia. Brasileira de Meios de Pagamento (“Cielo”) - Affiliate	-	(55)	(12)
CPM Braxis S.A. - Affiliate	(1)	(7)	-
INCOME AND EXPENSES
Interest on long-term debt	(135)	(109)	(89)
Cidade de Deus Companhia Comercial de Participações – Holding Company	(13)	(6)	(10)
Fundação Bradesco – Holding Company	(31)	(25)	(7)
Key management personnel	(73)	(69)	(64)
Other controlled companies	(18)	(9)	(8)
Other income	12	16	14
Visa Vale – Cia Brasileira de Soluções e Serviços - Affiliate	12	16	14
Other expenses	(105)	(173)	(204)
Fidelity Processadora e Serviços S.A. - Affiliate	(82)	(148)	(182)
CPM Braxis S.A. - Affiliate	(20)	(19)	(21)
Other controlled companies	(3)	(6)	(1)

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

     Accordingly, we have not assigned any loans or advances to any of our subsidiaries, affiliates, executive officers, board members or their relatives of second degree. Under Brazilian regulation, financial institutions must keep any record of impediment updated in order to avoid the occurrence of any prohibited loan or cash advance. For further details on restrictions on the operations of financial institutions, see "Item 4.B. Business Overview-Regulation and Supervision-Bank regulations-Principal limitations and restrictions on activities of financial institutions."

Other Matters

     Until 2004, we made regular, voluntary contributions to our shareholder Fundação Bradesco, a charitable foundation. Our donations to Fundação Bradesco totaled R$71.4 million in 2004 and R$62.7 million in 2003. We did not make any donations in the following years. For additional information about Fundação Bradesco, see "Item 7.A. Major Shareholders-Fundação Bradesco" and Note 28 to our consolidated financial statements in "Item 18. Financial Statements."

     Bank of Tokyo Mitsubishi-UFJ (MUFG) owns 1.25% of our total capital and BES owns 3.55% of our total capital, and they both provide credit lines to us for trade-related transactions. The terms of these transactions are consistent with similar transactions that we engage in with other, unrelated entities.

7.C.  Interests of Experts and Counsel

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

     As of December 31, 2010, of our litigation provision of R$13.3 billion, approximately 11.9% related to labor matters, approximately 68.2% related to tax-related matters and approximately 19.9% related to civil cases. For additional information see Note 25 to our Consolidated Financial Statements in "Item 18. Financial Statements."

     The probable losses recognized in our consolidated financial statements refer to litigation related to (i) inflation adjustments and (ii) legality of certain taxes and contributions. The remaining litigation, where the probability of loss is considered as possible based on our judgment using available information, are related to tax assessments, in the amount of R$472 million as of December 31, 2010 (R$189 million in 2009). We believe these assessments are inconsistent with current law and are therefore not recognized in our consolidated financial statements.

     We believe that as of December 31, 2010, we have provisioned sufficient funds to cover our probable losses from litigation, subject to the inflation-indexation requirement for provisions relating to certain tax matters.

     Labor matters. During 2010, we became involved in 5,516 new litigation matters related to labor claims, none of which are material. These matters relate primarily to actions brought by employees who have been laid off and who seek recognition of presumed labor rights, such as unpaid overtime, salary leveling and stability, among others. Many of the requests are considered invalid, especially the ones alleging unpaid overtime, since working hours are controlled by electronic time cards.

     Tax-related matters. We are a party to several tax administrative proceedings or lawsuits, mainly including disputes relating to the constitutional validity of certain tax requirements. Some of these claims have the objective of avoiding the payment of taxes with which we do not agree with and the other claims intend to recover the amount of taxes that we deem to have paid unduly. The amounts that we did not pay as a result of these claims are fully provisioned and restated by inflation indexes determined by tax laws. The taxes to be refunded are only recorded when an unappealable decision acknowledging our right is rendered.

     Civil matters. We are a party to various civil lawsuits, none of them are material. Lawsuits consist mainly of claims for indemnification for presumed damages caused during the ordinary course of business activities and cases where inflation indices were not applied to the adjustment of saving accounts as a result of economic plans, even though we complied with the law in force at the time. The number of those latter cases increased between 2007 and 2010.

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

Policy on dividend distributions

     Our bylaws demand the Board of Directors to recommend, at each annual General Shareholders' Meeting, that our net income for the fiscal year be allocated as follows:

     (i) 5% for the legal reserve, not exceeding 20% of the paid-up capital in each fiscal year. This requirement shall not be applicable in fiscal years when the legal reserve, added to our other capital reserves, exceeds 30% of our paid-up capital;

     (ii) an amount (to be determined by our shareholders based on probable potential losses) to a contingency reserve against future losses;

     (iii) at least 30% (after the deductions for the legal reserves and contingencies) for mandatory distribution to our shareholders; and

     (iv) any outstanding balance to a statutory profit reserve for the maintenance of an operating margin that is compatible with our credit businesses, up to a limit of 95% of our paid-up capital.

     Our bylaws also authorize our shareholders to allocate an amount to a realizable revenue reserve. Our shareholders have never allocated amounts to such reserve.

     A minimum of 30% of our net income must be distributed as annual dividends and must be paid out within 60 days following the General Shareholders' Meeting. However, Brazilian law permits us to suspend payment of the mandatory dividends if our Board of Directors reports, at the shareholders' meeting, that the distribution would be incompatible with our financial condition, and our shareholders approve the suspension by a simple majority vote. Under the Brazilian Corporate Law, the Board of Directors shall file a report with the CVM, justifying the suspension, within 5 days after the General Shareholders' Meeting. The income not distributed as dividends due to suspension must be allocated to a special reserve. If it is not absorbed by subsequent losses, the amount in the reserve shall be paid as dividends as soon as our financial situation allows us to.

     Preferred shareholders are entitled to receive dividends per share in an amount 10% greater than the dividends per share paid to common shareholders.

     Our Board of Executive Officers, subject to approval by the Board of Directors, may distribute dividends based on the profits reported in interim financial statements. The amount of distributed interim dividends shall not exceed the amount of the additional paid-in capital. Our Board of Executive Officers bases the amount of the interim dividends to be distributed on previously accumulated profits or retained earnings.

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

     Our policy relating to dividend distributions and/or interest on shareholders' capital is to maximize the amount of distributions, in accordance with our tax management strategy. For additional information, see "Item 5.A. Operating Results -Overview-Taxes."

8.B.  Significant Changes

         See "Item 4.A. History, Development of the Company and Business Strategy-Recent Acquisitions."

ITEM 9.                      THE OFFER AND LISTING

9.A.  Offer and Listing Details

               Citibank N.A., as depositary bank, issued the Level I ADRs, for trading on the New York Stock Exchange-NYSE in June 1997 and, since February 2001, on the Market for Latin-American Stocks in Euros, known as "Latibex," in Madrid, Spain, under the symbol "XBBDC."

     In November 2001, our Level II ADRs became listed on the NYSE under the symbol "BBD," the ratio of ADRs to preferred shares was changed from 1,000 to 5,000 preferred shares per ADR. In March 2004, in addition to the corporate restructuring we have undergone, we have adjusted the parity of our ADRs in relation to our preferred shares in order to make each ADR to correspond to each preferred share.

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

     In December 2004, the Special Shareholders' Meeting approved a stock split representing the Capital Stock in 200%, without changing value per share, granting its shareholders two new shares for each share issued by us.

     In November 2005, the Special Shareholders' Meeting approved the capital increase with the capitalization of the profits reserve and consequent 100% bonus in shares, entitling our shareholders with one (1) new share, of the same type, to each share issued by us.

     In March 2007, the Special Shareholders' Meeting approved the capital increase, with the capitalization of profits reserve and consequent 100% bonus in shares, entitling our shareholders with one (1) new share, of the same type, to each share issued by us.

     In March 2008, the Special Shareholders' Meeting approved the capital increase, with the capitalization of profits reserve and consequent 50% bonus in shares, entitling our shareholders with one (1) new share, of same type, for each 2 shares issued by us.

     In December 2009, the Special Shareholders' Meeting approved the capital increase, with the capitalization of profits reserve and consequent 10% bonus in shares, entitling our shareholders with one new share, of the same type, to each 10 shares issued by us.

     These bonuses attached to our shares were carried out on the BM&FBovespa in the same sum ratio that was applied to the DRs on the NYSE and the Latibex, maintaining the ratio of one share for each DR.

     In June 2010, an Special Shareholders' Meeting voted to increase share capital from retained earnings with a consequent 10% bonus in shares, giving our shareholders one new share of the same class for every 10 held.

     In December 2010, a Special Shareholders' Meeting voted to increase share capital by issuing 62,344,140 new no-par value nominative book-entry shares, of which 31,172,072 were common and 31,172,068 preferred shares. This capital increase process was completed at the general meeting for ratification on March 10, 2011. The Central Bank approved the capital increase on March 18, 2011.

      Our ADRs are traded on the NYSE under the ticker symbol "BBD."

     As of December 31, 2010, our Capital Stock comprised 3,762,450,441 shares, of which 1,881,225,318 common shares and 1,881,225,123 preferred shares, considering the 10% bonus in shares occurred in June 10, 2010 and there were 650,770,961 common shares and 1,842,495,744 preferred shares outstanding shares in the market.

     In addition to Ibovespa, Bradesco's shares were traded in every index of the stock exchange that list financial sector's shares, such as the Corporate Sustainability Index (ISE), the Differentiated Tag Along Stock Index (ITAG), the Differentiated Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX and IBrX50)-most traded shares, and Mid-Large Cap Index-MLCX. Bradesco is also present abroad at the Dow Jones Sustainability World Index from NYSE and the FTSE Latibex Brasil from the Madrid Stock Exchange.

     On March 25, 2011, Bradesco applied to the Central Bank for authorization to create an ADRprogram for its common shares in the U.S. market. As part of this application, Bradesco requested an increase in the limit of foreign interest in its Capital Stock from the current 14% to 45%. The increase in the limit of foreign interest in our common shares will not alter Bradesco's ownership or control structure.

     The following table shows, for the indicated period, the reported high and low closing sale prices in nominal reais for the preferred shares on BM&FBovespa:

	Price per Preferred share (1)		Average monthly trading volume (1)
	High	Low	(shares in units)
	(in R$)
2004	17.15	8.98	47,348,207
2005	38.07	14.59	49,361,417
2006	46.02	28.33	47,462,200
2007	62.31	40.24	55,948,786
2008	56.86	18.95	100,635,917
2009
1st Quarter	25.55	19.32	121,633,323
2nd Quarter	31.39	22.77	107,998,223
3rd Quarter	35.70	26.57	96,799,377
4th Quarter	38.70	33.65	83,252,560
2010
1st Quarter	38.04	29.41	78,387,800
2nd Quarter	33.96	28.09	85,513,533
3rd Quarter	33.95	28.06	95,527,000
4th Quarter	37.19	31.70	96,801,133
December	34.93	31.70	88,218,500
2011
January	33.99	30.58	103,619,500
February	32.53	29.07	121,096,900
March	33.42	29.93	99,814,600
1st Quarter	33.99	29.07	108,177,000
April	33.94	30.55	83,609,600
(1) Prices and amounts not adjusted by income.
Source: Economatica.

     The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the ADRs on the NYSE:

	Price per ADR (1)		Average monthly trading volume (1)
	High	Low	(ADR in units)
	(in US$)
2004	6.34	2.92	26,441,100
2005	17.70	5.47	45,086,117
2006	21.91	12.34	61,540,383
2007	37.20	35.61	81,547,550
2008	32.87	7.40	210,805,529
2009
1st Quarter	11.74	7.81	218,664,867
2nd Quarter	16.12	9.88	190,430,115
3rd Quarter	20.20	13.16	155,077,962
4th Quarter	22.70	19.17	193,424,310
2010
1st Quarter	22.39	15.64	197,284,564
2nd Quarter	19.32	15.17	211,174,701
3rd Quarter	20.40	15.77	197,358,847
4th Quarter	22.54	18.99	201,926,185
December	20.90	18.99	195,467,794
2011
January	20.79	18.55	203,765,871
February	19.88	17.77	240,274,850
March	20.85	18.18	221,262,887
1st Quarter	20.85	17.77	221,767,869
April	21.34	19.63	162,048,175
(1) Prices and amounts not adjusted by income.
Source: Economatica.

     Our preferred shares are registered in book-entry form and we perform all the services of safekeeping and transfer of shares. Our shareholders may choose to hold their shares registered at the CBLC. Under Brazilian law, non-Brazilian holders of our preferred shares may be subject to certain adverse tax consequences due to their ownership and any transfer of the preferred shares. For further discussion of the restrictions on the transfer of preferred shares, see "Item 10.B. Memorandum and Articles of Incorporation-Organization-Form and transfer" and "Item 10.D. Exchange Controls."

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

     The rights of holders of our preferred shares are limited in comparison with those of the holders of common shares in several material ways:

  Each common share entitles the holder to one vote at shareholders' meetings, while holders of preferred shares are only entitled to a vote in the limited circumstances described in "Item 10.B. Memorandum and Articles of Incorporation-Organization-Voting rights," and
  The nature of preferred shareholders' preemptive rights to subscribe for shares or convertible securities depends on the proportion of capital that would be represented by preferred shares after the capital increase, as described under "Item 10.B. Memorandum and Articles of Incorporation – Organization - Preemptive rights."

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

     The BM&FBovespa is less liquid than the NYSE or other major exchanges in the world. As of December 31, 2010, the aggregate market capitalization of the 373 companies listed on the BM&FBovespa, was equivalent to approximately US$ 1.5 trillion and the ten largest companies listed on the BM&FBovespa represented approximately 55.3% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2010, we accounted for approximately 7.9% of the market capitalization of all listed companies on the BM&FBovespa.

     Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a "non-Brazilian holder") is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution 2,689/00 of the CMN. Resolution 2,689/00 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, Resolution 2,689/00 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, according to Resolution 2,689/00, non-Brazilian holders may not transfer to other non-Brazilian holders the ownership of investments. See "Item 10.D. Exchange Controls" for further information about Resolution 2,689/00, and "Item 10.E. Taxation-Brazilian tax considerations-Taxation of gains" for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution 2,689/00.

Corporate governance practices of BM&FBovespa

     In 2000, BM&FBovespa introduced three special listing segments known as Levels 1 and 2 of Differentiated Corporate Governance Practices and "Novo Mercado" with the purpose of stimulating the secondary market of securities issued by Brazilian companies listed on BM&FBovespa, encouraging these companies to follow good corporate governance practices. The listing segments were designed for the trading of shares issued by companies that voluntarily commit themselves to follow corporate governance practices and disclosure requirements beyond those required by Brazilian legislation. These rules generally increase shareholders' rights and increase the quality of the information made available to shareholders. BM&FBovespa has recently revised the Level 1, Level 2 of Differentiated Corporate Governance Practices and Novo Mercado listing rules. Amendments to the "Novo Mercado" rules took effect on February 6, 2006 and amendments to Levels 1 and 2 of Differentiated Corporate Governance Practices took effect on February 10, 2006. Today BM&FBovespa is in a process of revising these rules and the new changes could possibly be implemented in 2010.

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

     To join BM&FBovespa's Novo Mercado segment, an issuer must meet all requirements described in Levels 1 and 2, in addition to: (i) issuing only common shares (with voting rights); and (ii) granting tag-along rights to all shareholders in case the company's control is transferred, offering the same price paid per share for the controlling block of shares.

     On June 26, 2001, we executed an agreement with BM&FBovespa to list our shares in the Level 1 segment, effective immediately after the disclosure of the offer's opening date in Brazil. We agreed to comply with and continue to comply with all of the Level 1 listing requirements.

9.D.  Selling Shareholders

          Not applicable.

9.E.    Dilution

           Not applicable.

9.F.     Expenses of the Issue

            Not applicable.

ITEM 10.                           ADDITIONAL INFORMATION

10.A.   Share Capital

          For more information on the share capital, see Note 17 to our consolidated financial statements in "Item 18. Financial Statements."

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

Allocation of net income and distribution of dividends

     Our bylaws, in compliance with accounting principles generally accepted in Brazil ("BR GAAP"), require the Board of Directors to recommend, at each Annual Shareholders' Meeting, the allocation of net income for the fiscal year as follows:

  5.0% of net income according to BR GAAP to a legal reserve, during each fiscal year, not to exceed 20.0% in the aggregate of our paid-in capital. This requirement shall not be applicable in fiscal years when the legal reserve, added to our other additional paid-in capital, exceeds 30.0% of our paid-in capital;

  upon proposal by our management, an amount to a contingency reserve against future losses, which amount is determined by our shareholders on the basis of what potential losses they consider probable. Historically, our shareholders never allocated profits to this reserve;
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

     The minimum of 30.0% of our adjusted net income according to BR GAAP must be distributed as annual dividends and paid out within 60 days of the Annual Shareholders’ meeting in which the distribution is approved. However, Brazilian law permits us to suspend payment of the mandatory distribution if our Board of Directors reports to the shareholders' assembly that the distribution would be incompatible with our financial condition, event in which the suspension is subject to approval by the shareholders' meeting. Under Brazilian Corporate Law, the Conselho Fiscal shall prepare a report on this matter and the Board of Directors is obligated to present a justification for the suspension with the CVM within five days of the shareholders' assembly. The income not distributed due to the suspension must be allocated to a special reserve. If not absorbed by subsequent losses, the amounts in the reserve shall be paid as dividends as soon as our financial situation permits.

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

Shareholders’ meetings

     Our shareholders have the power to decide any matters related to our corporate purpose and to approve any resolutions they deem necessary for our protection and development, through voting at a general shareholders' meeting.

     We call our Shareholders' Meetings by publishing a notice in the Official Gazette of the State of São Paulo and the Diário do Comércio, both in the state of São Paulo. The notice must be published three times, beginning at least 15 calendar days prior to the scheduled assembly date. The notice must contain the assembly's agenda and, in the case of a proposed amendment to our bylaws, an indication of the subject matter.

     The Board of Directors, or, in some specific situations set forth in the Brazilian Corporate Law, the shareholders, may call our General Shareholders' Meetings. A shareholder may be represented at a General Shareholders’ meeting by an attorney-in-fact so long as the attorney-in-fact was appointed less than a year of the assembly. The attorney-in-fact must be a shareholder, a member of our management, a lawyer or a financial institution. The power of attorney given the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

     In order for a General Shareholders’ meeting validly to take any action, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the assembly. However, in the case of a General Meeting to amend our bylaws, shareholders representing at least two-thirds of our issued and outstanding common shares must be present. If no such quorum is verified, the Board of Directors may call a second meeting by notice given at least eight calendar days prior to the scheduled assembly and otherwise in accordance with the rules of publication described above. The quorum requirements will not apply to a second meeting, subject to the quorum requirements applicable to the first one.

Voting rights

     Each common share entitles its holder to the right of one vote at our Shareholders' Meetings. Except as otherwise provided by law, the decisions of a General Shareholders’ meeting are passed by a vote by holders of a simple majority of our common shares, while abstentions are not taken into account.

     In March 2002, the Brazilian Corporate Law was amended to, among other issues, grant more protection to minority shareholders and ensure them to the right to appoint one member of the Board of Directors and an alternate to our Board of Directors. To qualify for the exercise of such right, the minority shareholder must have held, for at least the prior three months, either (i) preferred shares representing the minimum of 10.0% of our share capital or (ii) common shares representing at least 15.0% of our voting shares. If no shareholders meet the thresholds, shareholders representing at least 10.0% of our share capital may be able to combine their holdings to appoint one member and an alternate to our Board of Directors.

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

  creating or increasing an existing class of preferred shares without preserving the proportions of any other class of the existing shares;
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
  approving our participation in a "grupo de sociedades" (a group of companies whose management is coordinated through contractual relationships and equity ownerships), as defined under the Brazilian Corporate Law;
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

  accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock; and
  pass resolutions to approve corporate restructurings, such as takeovers, mergers and spin- offs; dissolve or liquidate, elect or dismiss our liquidators or examine their accounts.

Preemptive rights

     Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase in proportion to its holding. Shareholders must be granted at least a 30-day period following the publication of notice of the issuance of shares or convertible securities to exercise their preemptive rights.

     As described under "Regulations of and Restrictions on Foreign Investors," under the Brazilian constitution the increase of foreign investors' participation in the voting capital (common shares) of financial institutions is subject to prior authorization by the Brazilian government. Therefore, in the event common shares are offered, our foreign shareholders could be prevented from exercising their preemptive rights.

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

     You may not be able to exercise the preemptive rights relating to the preferred shares underlying your ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. In such an event, the contractual arrangements governing the ADSs provide that the custodian of the shares underlying the ADSs may, if possible, transfer or dispose of the preemptive rights. Such contractual arrangements related to the ADSs, provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs and distributed by the depositary bank to holders of ADSs, net of any fees due to the custodian and the depositary bank. For more details see "Item 3.D. Risk Factors-Risks Relating to the Preferred Shares and ADSs."

Right of withdrawal

     Brazilian Corporate Law provides that under certain circumstances a shareholder has the right to withdraw his or her equity interest from a company and to receive a payment for the portion of shareholders' equity attributable to his or her equity interest.

This right of withdrawal may be exercised:

by the dissenting or non-voting holders of the adversely affected class of shares (including holder of preferred shares) in the event that a shareholders' meeting resolves to:
create of preferred shares or increase an existing class of preferred shares relative to the other class or classes of preferred shares;

modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares;
create a new class of preferred shares with greater privileges than the existing class of preferred shares; or
by the dissenting or non-voting shareholders (including any holder of preferred shares) in event that a shareholders' meeting resolves to:
reduce the mandatory distribution of dividends;
change our corporate purpose;
transfer all of our shares to another company, making us a wholly owned subsidiary of such company, known as an "incorporação de ações;" or by the dissenting or non-voting holder of common shares, in the event that a shareholders' resolves to:
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

     Our dissenting or non-voting shareholders also have a right of withdrawal in the event that the entity resulting from our merger, merger of our shares or spin-off does not become a listed company within 120 days of the shareholders' assembly at which the relevant decision was taken. The dissenting or non-voting shareholders only have a withdrawal right if they owned the shares, which have been adversely affected at the time of the first call for the shareholders' assembly in which the relevant decision was made. If a public announcement of the action taken or to be taken was made prior to the call for the shareholders' assembly, the shareholders' ownership of shares is based on the date of announcement.

     The right of withdrawal lapses thirty days after publication of the minutes of the shareholders' assembly at which the action is taken, except when the resolution is subject to confirmation by the preferred shareholders (which must be made at a special assembly to be held within one year). In that case the 30-day term is counted from the date the minutes of the special assembly are published. We would be entitled to reconsider any action giving rise to redemption rights within ten days following the maturity of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

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

     Transfers of shares by a foreign investor are made in the same way and executed by the investor's local agent on the investor's behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by the CMN's Resolution No. 2,689/00 as described under "Item 10.D. Exchange Controls," the foreign investor must declare the transfer in its electronic registration.

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

Brazilian rules related to information disclosure

     In January 2002, the CVM issued regulations, which were amended in June 2002 and March 2007, regarding the disclosure of information to the market. These regulations include provisions which:

determine what information must be filed with the CVM in the form of a notice to the or a "fato relevante" of a material fact. The "fato relevante" includes any shareholder decisions that could influence the price of our securities and any shareholder decision to trade, cease to trade, or exercise any rights under our securities;
expand the list of events which are considered material, including, among others:
the signature, amendment or termination of shareholders' agreements to which the company is a party, or which have been registered in our records;
the entry or withdrawal of shareholders that have a financial, operational, technological or management collaboration agreement with us;
any authorization to trade our securities in any market, national or abroad;
the merger, consolidation or spin-off of a company or its affiliates;
the change in the composition of a company's capital stock;
the change in accounting criteria;
the debt renegotiation;
the change in rights and advantages attached to the securities of a company;
the acquisition of a company's shares to keep in treasury or cancellation, and their sale;
the company's profit or loss and the allocation of its cash dividends;
the execution or termination of an agreement, or failure on its implementation, when the expectation of its accomplishment is public's knowledge; and
the approval, change or abandonment of a project or delay in its implementation.
in the event our executive officer in charge of investor relations does not make required extend the responsibility to make the required disclosure to our controlling our management, the members of our fiscal council and to any member of a or consulting body created by our bylaws;
extend confidentiality obligations related to undisclosed information to, in addition to our and controlling shareholders, the members of any technical or consulting created by our bylaws and our employees in charge of the issues considered relevant matters;

disclose the information contained in material facts in all markets where our securities aretraded;
if we acquire a controlling participation in a company that has its securities traded on amarket, disclose any intention to delist the company within the period of one year;
fulfill disclosure requirements related to the acquisition and sale of relevant shareholderparticipations, or the acquisition and sale of our securities by our managing shareholders,members of our fiscal council or any member of a technical or consulting body created byour bylaws; and
before a material fact is publicly disclosed, prohibit the trading of our securities by ourdirect and indirect controlling shareholders, officers, members of our Board of Directors,fiscal council and any technical or advisory committees or whomever by virtue of theirposition has knowledge of information related to the material fact.

Disclosure of periodic information

     In December 2009, the CVM issued Instruction No. 480/09 that addresses, among other topics, the issuance of securities and periodic disclosure of information by companies that have their securities traded on the Brazilian market. As a result of this rule, Brazilian issuers must file a Reference Form with the CVM every year, a document similar to a securities distribution prospectus and to a Form 20-F, providing several detailed aspects of the company's operations and administration. Furthermore, the rules related to financial statements and information disclosure were improved and the management's responsibility for the information provided was increased. As a result, the quantity and quality of information provided to the Brazilian market and to CVM has increased considerably, reinforcing the transparency of our activities for the local investor. In addition, new issuances for companies already listed were made easier.

Disclosure of operating information to the public

     In December 2009, the Central Bank issued rules that require financial institutions to publicly disclose certain operating information that was previously disclosed to the Central Bank only. This information includes risk management structures, compliance with Basel indices, reference shareholders’ equity, credit risk exposure, operations classified in the trading portfolio, mitigating instruments, counterparty credit risk, lending, securitizations, derivatives, and other data. This measure moves forward with implementation of Basel II parameters in Brazil.

Regulations and restrictions on non-Brazilian holders

     The Brazilian constitution bars any increase in foreign interest in the share capital of financial institutions headquartered in Brazil. However, because we are a publicly-traded financial institution, non-Brazilian holders of our preferred shares benefit from an exception to this provision. Accordingly, foreign holders face no legal restrictions on the ownership of our preferred shares or of ADRs based on our preferred shares, and are entitled to all the rights and preferences of such preferred shares.

     However, the ability to convert dividend payments and proceeds from the sale of preferred shares or preemptive rights into foreign currency and to remit such amounts abroad from Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with Resolution 2,689/00 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction.

     Appendix to CMN Resolution No. 1,289/87, known as the "Appendix 5 Regulations," allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADR program is duly registered with the Central Bank.

     Our bylaws do not restrict the rights of Brazilian residents or non-residents to hold our shares and exercise related rights.

New civil code

     A new Brazilian civil code became effective on January 11, 2003. The new code was issued in order to update Brazilian civil legislation. The new code introduced various changes, including contractual issues and Brazilian Corporate Law. Transactions and other acts completed prior to the new civil code coming into force continue to be regulated by previous laws, except that the effects of such transactions, if produced after January 11, 2003, as well as any transactions or other acts carried out after this date, are subject to the new civil code.

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

     Additionally, Brazilian Corporate Law stipulates that acquisition of control of a publicly held company is contingent on tender offers for all outstanding common shares at a price equivalent to at least 80.0% of the price per share paid for the controlling block. In December 2003, we amended our bylaws to ensure that in the event of a change in our control, the acquirer will be required to pay our shareholders an amount equal to (a) for our noncontrolling common shareholders, 100.0% of the price per share paid to our controlling shareholders and (b) for our preferred shareholders, 80.0% of the price per share paid for our controlling shareholders.

     In the event of our liquidation, our preferred shareholders would have priority over our common shareholders when returning capital. See "Organization-Liquidation" for more information. In addition, in the event of a transfer of control, our shareholders have the right of withdrawal under certain circumstances. See "- Organization-Right of withdrawal" for more information.

     Brazilian Corporate Law also obliges our controlling shareholder to make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares.

Disclosure of shareholder ownership

     Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 5.0% of any type or class of shares of a publicly traded company must disclose its share ownership to the CVM and to Brazilian stock exchanges. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase or decrease of five percent or more in ownership of any type or class of shares must be similarly disclosed.

BM&FBovespa's differentiated corporate governance practices

     BM&FBovespa has a program known as the Differentiated Corporate Governance Practices program, which we refer to as the "PDGC program." Under the PDGC program, listed companies may elect to adhere to one or two sets of rules which apply to the company, its management and controlling shareholders and are intended to promote good corporate governance practices and improve market disclosure.

     Since 2001, we have been in compliance with the fist and less strict set of rules known as PDGC.

     The requirements we must fulfill include the following:

  maintaining a minimum float share of 25.0% of our capital;
  holding an annual public meeting with analysts and any other interested parties;
  disclosing the annual calendar of corporate events;
  utilizing procedures in public offerings designed to broaden dispersion of capital;
  disclosing quarterly consolidated financial statements, which are subject to limited review; and
  disclosing information on securities, including derivatives, held by our controlling shareholders, members of our management and members of our fiscal council.

10.C. Material contracts

     On June 9, 2003, our shareholders Cidade de Deus Participações and Fundação Bradesco entered into a Shareholders' Agreement with BBVA. Under the terms of the Agreement, BBVA has the right to elect one member of our Board of Directors. The Shareholders' Agreement provides that BBVA will have this right so long as BBVA owns at least 3.94% of our voting capital. However, if BBVA's participation falls below this percentage threshold due to an increase in our share capital in which our shareholders, including BBVA, are not given preemptive rights, BBVA's right to elect a member of our Board of Directors will not be affected.

     On March 4, 2008, BBVA exercised its put option for all common shares or 5.0% of our common capital over the Controlling Shareholders. The Controlling Shareholders and BBVA concluded said purchase and sale on April 11, 2008, with payment on April 16, 2008, for all shares and the Shareholders' Agreement is no longer effective since April 11, 2008.

     On April 11, 2008, our controlling shareholders sold 1.5% of common shares issued by Bradesco to BES, Portugal.

10.D. Exchange controls

     The Central Bank may place temporary restrictions on the remittance of foreign capital abroad, including payments of principal, interests or dividends, and on the repatriation of capital if there is a significant imbalance in Brazil's balance of payments, or one is expected. The last occurrence of restrictions on the remittance of foreign capital was in 1989, when for approximately six months in 1989 and early 1990, the Brazilian government suspended all remittances abroad of dividends and invested capital. The Central

Bank subsequently released these amounts for remittance abroad in accordance with specific guidelines. The Brazilian government may take similar measures in the future.

     Under Brazilian tax laws, non-Brazilian holders of securities enjoy favorable tax treatment if they are qualified in terms of Resolution No. 2,689/00. To qualify under this Resolution, a non-Brazilian holder must:

  appoint a representative in Brazil with power to undertake acts relating to the investment;
  register as a foreign investor with the CVM; and
  register its investment with the Central Bank.

     See "Item 10.E. Taxation-Brazilian tax considerations-Taxation of gains" for a description of tax benefits extended to non-Brazilian holders of securities who qualify under Resolution No. 2,689/00.

     Under Resolution No. 2,689/00, securities held by non-Brazilian holders must be maintained under the custody of, or in deposit accounts held in, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading are restricted under Resolution No. 2,689/00 to transactions on Brazilian stock exchanges or qualified over-the-counter markets.

     Registered non-Brazilian holders are allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets, with the exception that the Brazilian constitution limits the ability of non-Brazilian holders to acquire capital of financial institutions, as mentioned above under "-Regulation of and Restrictions on Non-Brazilian holders." Registration allows investors to remit foreign currency abroad when the funds are distributions on registered preferred shares or proceeds from the disposition of such shares. The funds are converted into foreign currency at the forex market rate.

     The registered capital for each preferred share purchased in Brazil and deposited with the custodian is equal to its purchase price (informed in U.S. dollars). If an ADS holder chooses to cancel ADSs in exchange for preferred shares, the investment in preferred shares may be registered with the Central Bank. This registration is necessary for the holder to receive dividends or proceeds from the sale of the shares outside of Brazil.

     Pursuant to Resolution No. 2,689/00, the registration of a foreign investment is made electronically by the local representative of the foreign investor. The registered capital for a preferred share withdrawn from the depositary bank upon cancellation of an ADS will be the U.S. dollar equivalent of:

  the average price of a preferred share on the stock exchange on the date of withdrawal; or
  if no preferred shares were sold on that day, the average price on the stock exchange in the 15 trading sessions immediately preceding the withdrawal.

     When a holder of ADSs exchanges ADSs for the underlying preferred shares, the holder is entitled to either:

  sell the preferred shares on the stock exchange and remit the proceeds abroad within five business days; or
  freely convert the investment in the preferred shares to either an investment under Resolution No. 2,689/00 (subject to satisfaction of the legal requirements described above) or a direct foreign investment in Brazil (in accordance with applicable rules).

     Holders that do not comply with the rules previously described may still register their investment, but the registration process will be subject to detailed procedures established by the Central Bank. Holders that do not comply with these rules may also be subject to monetary penalties.

10.E. Taxation

     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs. However, it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs. Accordingly, prospective purchasers of preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs.

     This summary is based upon the tax laws of Brazil and the United States in effect on the date hereof, which are subject to change.

     Currently, there is no income tax treaty for double taxation between Brazil and the United States. However, due to the reciprocity of treatment in the United States, the Brazilian tax authority assures to residents in Brazil the right to deduct, from the income tax due, the amount of tax levied on same income has already been paid in the United States. Although the tax authorities of the two countries have had discussions that may culminate in such a treaty, no assurance can be provided regarding the possibility of a treaty of this kind or how it will affect the U.S. holders of our preferred shares or ADSs. Accordingly, prospective holders of our preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances.

Brazilian tax considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a holder not residing in Brazil. This discussion does not analyze all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each holder not residing in Brazil should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

Taxation of dividends

     Dividends from profits of years beginning on or after January 1, 1996 that we pay to any beneficiary, including depositary banks in respect of preferred shares underlying ADSs and/or a holder not residing in Brazil in respect of preferred shares are not subject to Brazilian withholding income tax. Only dividends paid from profits generated prior to January 1, 1996 are subject to Brazilian withholding income tax unless the amount of the dividend is used to increase our capital and these shares are not redeemed for a period of five years. Pursuant to Brazilian law, we are responsible for withholding and paying any tax on dividends we distribute.

Distributions of interest on shareholders' capital

     Brazilian corporations may, subject to certain limitations, make payments to shareholders in the form of interest on shareholders' equity, as an alternative to distributing dividends. The principal difference between dividends and interest on shareholders' capital is their tax treatment.

     Dividends payments are not deductible for income tax purposes. On the other hand, for determination of the income tax due by a Brazilian legal entity, we may deduct distributions of interest on shareholders' capital paid to Brazilian and holders not residing in Brazil of preferred and common shares, including payments to the depositary bank in respect of preferred shares underlying ADSs, up to an interest rate which does not exceed the pro rata die fluctuation of the rate of the federal government's long-term interest rate, known as the TJLP, applied on the shareholders' equity and determined using generally accepted accounting principles in Brazil. The total amount distributed as interest on shareholders' capital, which may be deducted from the calculation basis of income tax and social contribution tax, may not exceed the greater of:

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

     Payments of interest on shareholders' capital are subject to Brazilian withholding tax at the rate of 15.0%. For payments to persons who are resident in a jurisdiction that under Brazilian law is deemed to be a "tax haven" (any country that (a) does not impose income tax or that taxes income at a rate of less than 20.0% or (b) a country whose corporate law establishes confidentiality of the corporate entities' shareholders, Brazilian tax law subjects such payments to withholding tax at the source at a 25.0% rate. We are responsible for withholding and paying the tax charged on interest on shareholders’ capital that we distribute.

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

     Gains realized by holders residing in Brazil on any disposition of preferred shares in Brazil are subject to tax at the following rates:

  20.0% if the transaction is "day-traded" on a stock exchange; or
  15.0% for all other cases.

     Earnings from "day trading" on stock exchanges, commodities and futures, or similar exchanges, are also subject to withholding income tax at a 1.0% rate, and this tax may be deduced from tax on net gains determined in the month.

     As of January 1, 2005, net gains from trading on stock exchanges, commodities and futures and similar exchanges, except day trades (which remain subject to taxation as mentioned above) are subject to 0.005% of withholding income tax. Tax withholding is waived when the value of trades executed in the same month is equal to or less than R$20,000.00, in which case the tax levied on net gains for the month may be deducted from income tax. This tax does not apply to transactions by foreign investors registered with the Central Bank pursuant to CMN Resolution No. 2,689/00, except for foreign investors living in a country considered to be a "tax haven."

     Gains realized on any disposition of preferred shares in Brazil by non-residents who are domiciled in a country that, under Brazilian law, is deemed to be a tax haven are subject to the same rates applicable to holders resident in Brazil, as described above.

     Capital gains realized on disposition of preferred shares in Brazil by holders who are resident abroad in a country not considered a "tax haven" are not subject to Brazilian tax if:

  the proceeds obtained by the disposition are remitted outside Brazil within five business days of the cancellation of the ADSs, which were represented by the shares sold; or
  the foreign investment in the preferred shares is registered at the Central Bank under CMN Resolution No. 2,689/00.

If none of the above is the case, the same treatment applicable to Brazilian residents will apply.

     Gain on the disposition of preferred shares is measured by the difference in U.S. dollars between the amount in foreign currency received on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation and converted into the foreign currency based on the exchange rate published by Central Bank on date the acquisition was made. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of their effective cost as shown by valid documentation or, in its absence, on the basis of the foreign currency amount registered with the Central Bank. See "Item 10.D. Exchange Controls."

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

     In this case, the difference between the amount previously registered and the average price of the preferred shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15.0% (unless the preferred shares were held in accordance with Resolution No. 2,689/00, in which case the exchange would be tax-free).

     On receipt of the underlying preferred shares, a holder not resident in Brazil entitled to benefits under Resolution No. 2,689/00 will be entitled to register the U.S. dollar value of such shares with the Central Bank, as previously described under "-Exchange Controls." If the holder not resident in Brazil does not qualify under Resolution No. 2,689/00, it will be subject to the less favorable tax treatment previously described in respect of exchanges of preferred shares.

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

     IOF may be imposed on a variety of transactions, including the conversion of Brazilian currency into any foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate on such transactions is generally 0.38% but can be reduced to 0% in certain situations, such as: (i) distribution of dividends and interest on shareholders' equity; (ii) return of funds used in financial and capital markets and (iii) payment of dividends and interest on shareholders' equity. As of October 20, 2009, the IOF rate was raised to 2% in exchange operations for entry of funds in Brazil carried out by foreign investors to be invested in financial and capital markets.

     At the end of 2010, Brazil's tax authority regulations altered the IOF tax to 2.0% as of January 1, 2011 for (i) acquisition of shares in private equity funds and emerging company investment funds (ii) funds entering Brazil due to cancelled depositary receipts to be invested in shares traded on exchange, and finally (iii) funds entering Brazil due to altered arrangements for foreign investors in relation to direct investment and investment in shares traded on exchange.

     The same regulations stipulated zero-rate IOF tax on settlements of foreign exchange transactions for both inbound and outbound transfers, for funding in the form of foreign loans or finance, free of restriction as to the date they were obtained. Previously, zero-rate tax only applied to transactions completed by October 23, 2008.

     In March 2011, the IOF tax rate was raised from 2.38% to 6.38% on currency exchange transactions to meet obligations of credit card administrators or commercial banks or multiple banks acting as credit card issuers for amounts arising from purchase of goods and services abroad made by cardholders.

     In the same month, the Central Bank increased the tax rate on foreign exchange transactions settled as of March 29, 2011 by foreign investors' funds entering Brazil, including those doing so through simultaneous transactions to 6% for currency loans for repayment within an average of 360 days, including both direct loans and those related to the issue of bonds in the international markets. Previously, such rate was of 5.38% for loans with repayment in up to 90 days, and of 0% for loans with a longer maturity.

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

     In addition to the IOF tax, a temporary tax, the CPMF tax, was imposed on our distributions in respect to our ADSs at the time the distributions were converted into U.S. dollars and remitted abroad by the custodian. The CPMF was imposed at a rate of 0.38% and was levied until December 31, 2007. As of January 1, 2008, the CPMF is no longer charged. There is a bill pending in Congress proposing a new tax to be known as the "social contribution for healthcare" (Contribuição Social para a Saúde, or "CSS"). The CSS is similar to the CPMF, with a proposed rate of 0.1%. We cannot foresee if this bill will be approved by the National Congress. For more information, please see "Item 4.B. Business Overview-Regulation and Supervision-Taxation-CPMF (Provisional Contribution on the Turnover or Transfer of Amounts and Credits of a Financial Nature)."

Registered capital

     Amounts invested in securities by a holder not resident in Brazil who (i) qualifies for benefits under Resolution No. 2,689/00 and who registers with the CVM or (ii) holds ADSs and is represented by the depositary bank's registration, are eligible for registration with the Central Bank. In the case of ADSs, since the shareholder of record is the depositary bank, the depositary bank is responsible for obtaining the registration. The registration allows the remittance outside Brazil of foreign currency, converted at the Exchange Market rate, acquired with the proceeds of distributions on, or dispositions of, preferred shares.

U.S. federal income tax considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of preferred shares or ADSs. This summary applies only to purchasers of preferred shares or ADSs who will hold the preferred shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10.0% or more of our shares (taking into account shares held directly, through depositary arrangements or through attribution), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market basis, and persons holding preferred shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction. Accordingly, each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in preferred shares or ADSs.

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

     Based on our audited financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 or 2010 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2011 taxable year. Our belief that we are not, and anticipating that we will not in the future be, a PFIC is based on certain Proposed Treasury Regulations dealing with non-U.S. banks. Such regulations are not final and are subject to modification, in which case our determination regarding PFIC status may be different.

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

     Holders of preferred shares or ADSs that are foreign corporations or nonresident alien individuals, which we call "non-U.S. holders," generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to preferred shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

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

10.I.    Subsidiary Information

     For information on subsidiaries, see "Item 4.B. Business Overview-Main Subsidiaries" and Note 1(a) of our consolidated financial statements in "Item 18. Financial Statements.

ITEM 11.                       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Interest rate risk

     Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves and changes in correlation of interest rates between different financial instruments. We are exposed to the risk of interest rate movements when there is a mismatch between fixed rates and market interest rates. For a discussion of our management of interest rate sensitivity, see "Item 5.B. Liquidity and Capital Resource-Interest rate sensitivity."

Exchange risk

     Exchange risk arises as a result of our having assets, liabilities and off-balance sheet items that are denominated in, or indexed to, currencies other than reais, either as a result of trading or in the normal course of banking activities. We control exposure to exchange rate movements by ensuring that mismatches are managed and monitored, and our policy is to avoid material exchange rate mismatches. Virtually all of our transactions (by value) that are denominated in, or indexed to, foreign currencies are denominated in, or indexed to, the U.S. dollar. Our assets and liabilities denominated in other currencies, including the euro and yen, are generally indexed to the U.S. dollar through currency swaps, effectively limiting our foreign currency exposure to U.S. dollars. For a discussion of our management of exchange rate sensitivity, see "Item 5.B. Liquidity and Capital Resource - Exchange rate sensitivity."

Market risk of trading activities

     We enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. As a result, our exposure to the potential losses described below is generally reduced by these transactions. These derivatives do not qualify as hedges under U.S. GAAP. Accordingly, we classify derivatives as trading assets.

Sensitivity analysis

     We performed a sensitivity analysis, below, for our financial exposure in trading and banking portfolios, based on 3 scenarios that reflect a forecast for market rates and prices. We considered 25% shocks and 50% shocks that would adversely affect our positions. These scenarios comply with CVM Instruction No. 475/08.

Risk Factor	Market as of December 31, 2010	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign Exchange rate R$/USD	1.66	1.68	2.08	2.49
1-year fixed rate in reais	12.04% p.a	12.05% p.a	15.05% p.a	18.06% p.a
Shocks were also applied to other risk factors and terms of the interest curves.
The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios		On December 31, 2010 – R$ in million
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(5)	(1,334)	(2,553)
Price Index	Exposure subject to the variation of price index coupon rates	(11)	(1,441)	(2,579)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(0)	(5)	(10)
Foreign currency	Exposure subject to foreign exchange variation	(3)	(77)	(153)
Variable income	Exposure subject to the variation of share prices	(17)	(415)	(830)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(0)	(7)	(18)
Other	Exposure not eligible in the previous definitions	(0)	(0)	(0)
Total not correlated		(36)	(3,279)	(6,143)
Total correlated		(24)	(2,721)	(5,058)
(1) Amounts net of tax effects.

     The impact on our financial exposure, particularly interest rate and price indexes, would not necessarily represent a financial loss to us due to the following reasons:

  part of the loan operations in our banking portfolio is funded by demand and/or savings deposits, which are natural hedges for any variations in interest rates;
  for our banking portfolio, interest rate variations would not necessarily represent a material impact on to our financial results because we hold loan operations through maturity; and
  our banking-portfolio derivative transactions are used to hedge operations with clients or to hedge investments abroad.
Banking portfolio		On December 31, 2010 – R$ in million
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(4)	(1,319)	(2,524)
Price Index	Exposure subject to the variation of price index coupon rates	(11)	(1,401)	(2,501)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(0)	(3)	(6)
Foreign currency	Exposure subject to foreign exchange variation	(3)	(64)	(128)
Variable income	Exposure subject to the variation share prices	(17)	(416)	(833)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(0)	(6)	(14)
Other	Exposure not eligible in the previous definitions	(0)	(0)	(0)
Total not correlated		(35)	(3,210)	(6,006)
Total correlated		(25)	(2,668)	(4,958)

(1) Amounts net of tax effects.

     Below we present the sensitivity analysis exclusively for the trading portfolio, which represents exposure that may materially impact the Bank’s results. These figures represent the impact for each scenario in a static portfolio position as of December 31, 2010.

     We use a dynamic market risk management process to mitigate risks related to market volatility, in accordance with the strategy set forth by our Senior Management. Accordingly, when there are signs of position impairment, proactive measures are taken to minimize possible negative impacts. The purpose of this risk management process is to maximize the Bank's risk return ratio.

Trading Portfolio		On December 31, 2010 – R$ in million
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(0)	(130)	(252)
Price Index	Exposure subject to the variation of price index coupon rates	(0)	(55)	(106)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(0)	(4)	(8)
Foreign currency	Exposure subject to foreign exchange variation	(4)	(93)	(185)
Variable income	Exposure subject to the variation share prices	(0)	(8)	(16)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(0)	(5)	(9)
Other	Exposure not eligible in the previous definitions	(0)	(0)	(0)
Total not correlated		(5)	(295)	(576)
Total correlated		(3)	(156)	(302)

(1) Amounts net of tax effects.

Value at Risk ("VaR")

     During the last four quarters ended December 2010, the trading portfolio recorded a maximum VaR of R$32 million and an average VaR ranging from R$10 million to R$22 million.

The following tables show the value at risk, as measured under the VaR methodology:

	January, February and March
	Average	Minimum	Maximum	As of March 31
	(R$ in millions)
Risk Factors
Reais (fixed and floating rate)	10	4	25	5
Foreign exchange coupon	1	0	1	1
Foreign currency	4	0	13	13
Variable income	3	1	9	3
Sovereign risk	8	2	10	2
Total VaR	16	10	28	16

	April, May and June
	Average	Minimum	Maximum	As of June 30
	(R$ in millions)
Risk Factors
Reais (fixed and floating rate)	8	2	32	4
Foreign exchange coupon	1	0	2	2
Foreign currency	3	0	8	0
Variable income	3	1	9	5
Sovereign risk	4	2	7	3
Total VaR	11	5	32	6

	July, August and September
	Average	Minimum	Maximum	As of September 30
	(R$ in millions)
Risk Factors
Reais (fixed and floating rate)	9	5	15	8
Foreign exchange coupon	1	0	2	1
Foreign currency	2	0	8	0
Variable Income	2	1	8	2
Sovereign risk	2	0	3	0
Total VaR	10	5	15	8

	October, November and December
	Average	Minimum	Maximum	As of December 31
	(R$ in millions)
Risk Factors
Reais (fixed and floating rate)	21	6	31	24
Foreign exchange coupon	3	0	6	5
Foreign currency	5	0	18	6
Variable Income	3	1	7	1
Sovereign risk	2	0	10	3
Total VaR	22	9	31	23

    The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2010:

Value at Risk	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Events
(R$ in millions)%
Up to R$ 10	0.00%	64.62%	51.52%	4.48%	30.50%
Over R$ 10 up to R$ 20	85.25%	27.69%	48.48%	16.42%	43.63%
Over R$ 20 up to R$ 30	14.75%	4.62%	0.00%	73.13%	23.55%
Over R$ 30 up to R$ 40	0.00%	3.08%	0.00%	5.97%	2.32%
Over R$ 40	0.00%	0.00%	0.00%	0.00%	0.00%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.     Debt Securities

              Not applicable.

12.B.    Warrants and Rights

             Not applicable.

12.C.    Other Securities

             Not applicable.

12.D.   American Depositary Shares

     The table below describes the services and the respective rates and fees that the direct or indirect holders of our ADRs may be subject to pay to our depositary bank, The Bank of New York Mellon (BNYM).

RATES AND FEES	SERVICE
US$0.05 (or less) for ADS.	- Issue of ADS, including issues from share distribution, rights or other assets.
- ADS cancelling due to withdrawal, including in the event the deposit agreement is terminated.
US$0.02 (or less) per ADS.	- Any cash distribution to registered ADS holders.
A rate equivalent to the one that should be paid in case distributed bonds were equivalent to shares and shares were deposited for the issuance of ADS.	- Distribution of bonds to deposit holders, which are distributed by the depositary to registered ADS holders.
US$0.02 (or less) per ADS per year.	- Depositary services.
Registration or transfer rates.	- Transfer and registration of shares in custodian's books on behalf of the depositary or his/her agent, when shares are deposited or withdrew.
Depositary's expenses.	- Expenses with telegram, telephone and fax (when expressly indicated in the deposit agreement). - Conversion of foreign currency into U.S. dollars.
Rates and taxes the depositary or the custodian must pay on any ADS, or share backed by any ADS, for example: taxes for transfer of shares, stamp tax or withholding taxes.	- If necessary.
Any costs incurred by the depositary or the agent for services provided relating to deposited bonds.	- If necessary.

     From January 1 to December 31, 2010, we received from our depositary bank the amount of US$ 5.8 million, as reimbursement or payment made in our favor.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

             Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

            Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting

(a) Disclosure controls and procedures

     As of December 31, 2010, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) were carried out under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and it may not prevent or identify deficiencies. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

     Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that for the period covered by this annual report, our disclosure controls and procedures were adequate and effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and disclosed within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements. Also, projections of any evaluation of efficacy for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

     Our Management made an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on criteria established by the COSO’s Internal Control-Integrated Framework.. Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

     The effectiveness of our internal control over financial reporting, as of December 31, 2010, has been audited by PricewaterhouseCoopers Auditores Independentes, a PCAOB-registered independent accounting firm, as stated in their report beginning on page F-2 of "Item 18. Financial Statements."

(c) Attestation report of the independent registered public accounting firm

     For the report of PricewaterhouseCoopers Auditores Independentes, our independent registered public accounting firm, dated May 19, 2011, on the effectiveness of the internal control over financial reporting as of December 31, 2010, see "Item 18. Financial Statements."

(d) Changes in internal control over financial reporting

     There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

16.A. Audit Committee Financial Expert

     Our Board of Directors has reviewed the qualifications and backgrounds of the members of the Audit Committee and designated José Lucas Ferreira de Melo as "Audit Committee financial expert", within the meaning of Item 16.A, and as independent member. For more information regarding our Audit Committee, see "Item 6.C. Board Practices-Board Committees-Audit Committee."

16.B. Code of Ethics

     We have adopted a Code of Ethics and Sectorial Codes of Ethics under the Securities Exchange Act of 1934, as amended. Our Codes of Ethics apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, to our advisors, other officers, employees, business partners, suppliers and service providers. Our Codes of Ethics Conduct are available on our website at www.bradesco.com.br/ir. If we amend the provisions of our Codes of Ethics Conduct, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

16.C. Principal Accountant Fees and Services

Audit and non-audit fees

     The following table sets forth the fees billed to us by our independent accounting firm during the fiscal years ended in 2008 to 2010:

	Year ended December 31,
	2008	2009	2010
	(R$ thousands)
Audit fees	22,438	24,595	22,443
Audit-related fees	4,852	6,164	10,593
Tax fees	172	249	727
Other fees	269	366	325
Total fees	27,731	31,374	34,088

     Our independent accounting firm audits our annual financial statements in accordance with U.S. GAAP and the generally accepted accounting principles in Brazil, as well as statutory and regulatory reports submitted to the Central Bank, CVM, SEC and SUSEP, including the quarterly review of our interim financial statements.

     Audit-related fees in the above table are the aggregate fees billed by the independent auditors for domestic and international control and attestation reports, agreed-upon procedures reports, reviews of internal controls and procedures requested by our management and issuing comfort letters for the sale of securities outside of Brazil.

     Tax charges in the above table refer to fees billed by the independent auditors for tax compliance, consultation and planning services.

     Other fees in the above table are fees billed by the independent auditors primarily related to reviews of controls, which cover the technological environment and others.

Audit Committee pre-approval policies and procedures

     The Audit Committee recommends to the Board of Directors for approval, the entity to be hired to provide independent audit services to Bradesco and its subsidiaries and their compensation, as well as its replacement. The engagement of an independent auditor for non-audit services is not subject to the Board of Directors. However, it must be previously reviewed by the Audit Committee in respect to compliance with independence rules. For more information regarding our Board of Directors and Audit Committee, see "Item 6.C. Board Practices."

16.D. Exemptions from the listing standards for Audit Committees

     Under the NYSE and the SEC listed-company audit committee rules effective July 31, 2006, we must comply with Exchange Act Rule 10A-3, which requires us to either establish an audit committee composed of members of the Board of Directors that meets specified requirements or designate and empower a fiscal council or similar body to perform the role of an audit committee based on the exemption in Exchange Act Rule 10A-3(c)(3).

     Pursuant to Central Bank regulations, we have established a body that is similar to the audit committee of a U.S. company in terms of its functions. Our Audit Committee performs nearly all of the functions of an audit committee of the Board of Directors of a U.S. company. Of the four members of our Audit Committee, only one member is also a member of our Board of Directors. Under Brazilian law, the function of hiring independent auditors is a power reserved for the Board of Directors. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to and performs the functions of an audit committee of the Board of Directors of a U.S. company. Since our Audit Committee is not a committee of our Board of Directors, but a separate body, as required under Brazilian law to perform the role of an audit committee, we believe that our Audit Committee satisfies the requirements of Exchange Act Rule 10(a)(3). However, based on the exemption set forth in Exchange Act Rule 10A-3(c)(3) because under Central Bank regulations, the Audit Committee is a separate organ from our Board of Directors. We believe that our Audit Committee is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act and to satisfy the other requirements of Exchange Act Rule 10A-3.

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total number of preferred shares acquired	Average price paid per preferred share	Total number of preferred shares acquired from published plans or programs	Maximum number of preferred shares that can still be acquired from plans or programs
01/01 to 01/31/10	128,100	37.0028	128,100	7,371,900
02/02 to 02/27/10	-	-	-	7,371,900
03/02 to 03/31/10	-	-	-	7,371,900
04/01 to 04/30/10	-	-	-	7,371,900
05/04 to 05/31/10	-	-	-	7,371,900
06/01 to 06/03/10	-	-	-	7,371,900
06/04 to 06/30/10	-	-	-	7,500,000
07/01 to 07/31/10	-	-	-	7,500,000
08/03 to 08/31/10	-	-	-	7,500,000
09/01 to 09/30/10	-	-	-	7,500,000
10/01 to 10/30/10	-	-	-	7,500,000
11/03 to 11/30/10	-	-	-	7,500,000
12/01 to 12/04/10	-	-	-	7,500,000
12/21 to 12/31/10	-	-	-	7,500,000

16.F.     Change in Registrant's Certifying Accountant

There was no change in Certifying Accountant.

16.G. Corporate Governance

     In May, 2006, our Board of Directors approved Bradesco’s corporate governance policy. This policy is available on our website at www.bradesco.com.br/ir.

     Comparison of Bradesco’s corporate governance practices with NYSE rules applicable to North American companies.

     Under the NYSE’s corporate governance rules approved by the Securities and Exchange Commission ("SEC"), foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, we must comply with three rules imposed by the NYSE:

     (1) SEC requirements concerning audit committees;

     (2) our CEO must promptly notify the SEC in writing as soon as an executive officer becomes aware of any non-compliance with any of the applicable NYSE corporate governance rules; and

     (3) we must provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

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

We have a Compensation Committee of three to six members, who are all members of the Board of Directors. The members are appointed by the Board of Directors, each with a one-year term of office. The committee's primary responsibility is to provide the Board of Directors with proposed policies and guidelines related to the compensation of our executive managers.

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

Pursuant to our bylaws and to Central Bank regulations since December 2003, we have appointed an Audit Committee. Our Audit Committee is comprised of three to five members, each of whom serves for a term of one year, and is appointed by, and may be replaced by, the Board of Directors. We currently have four members on our Audit Committee. Under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is a separate organ from our Board of Directors, pursuant to Central Bank regulations, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard.
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
•      reviewing and issuing opinions regarding our statutory financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor's report and any management reports; and
•      opining on any management proposals to be submitted to the shareholders' meeting related to changes in our share capital, issuances of debentures or rights offerings entitling the holder to subscribe for equity, investment plans and capital expenditure budgets, distributions of dividends and/or interest on shareholders' equity, change in the corporate structure, mergers, consolidations or spin-offs.

303A.08	Shareholders must be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.

Under the Brazilian Corporate Law, shareholder approval is required for the adoption of any compensation plans upon delivery of equity interests. We currently do not have any stock option basedcompensation plan.

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
We will post any modifications or waivers to either Codes of Ethics on our website.

303A.12	A CEO of a listed company must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of Section 303A.	Our CEO shall promptly notify the NYSE in writing, should any executive officer become aware of any non-compliance with any applicable provision of the NYSE corporate governance rules.

PART III

ITEM 17.     FINANCIAL STATEMENTS

       See "Item 18. Financial Statements".

ITEM 18.     FINANCIAL STATEMENTS

     See the bank’s financial statements on pages F-1 through F-69. In our 2009 20-F, we attached the separate financial statements of Cielo S.A ("Cielo") for the years ended December 31, 2007, 2008 and 2009, pursuant to Rule 3.09 of Regulation S-X in accordance with the income significance test under Rule 1-02 (w) of Regulation S-X. As a result of recent changes adopted by the SEC to the income significance test under Rule 1-02 (w), we are no longer required to attach the separate financial statements of Cielo in this annual report.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

1.1	Amended and Restated Bylaws of Banco Bradesco S.A. (English translation).
2.1	Deposit agreement, between Banco Bradesco S.A., The Bank of New York Mellon Corporation, as Depositary, and holders and beneficial owners of American Depositary Receipts (*).
2.2	The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.
6.1	Calculation of earnings per share data and weighted average number of shares outstanding.
7.1	Calculation of dividends/interest on shareholders' capital per share data.
8.1	List of Subsidiaries.
12.1	Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2	Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.
13.1	Certification of Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS XBRL Instance Document (1)
101.SCH XBRL Taxonomy Extension Schema (1)
101.CAL XBRL Taxonomy Extension Calculation Linkbase (1)
101.LAB XBRL Taxonomy Extension Label Linkbase(1)
101.PRE XBRL Taxonomy Extension Presentation Linkbase(1)
101.DEF XBRL Taxonomy Extension Definition Linkbase(1)

(*) Incorporated by reference to our Registration Statement on Form F-6 (file no. 333-161530), originally filed with the SEC on August 25, 2009.
(1) Our financial statements in XBRL are available in our website at www.bradesco.com.br/ir.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

/s/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi
Chief Executive Officer

/s/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu
Chief Financial Officer

Date: May 20, 2011

Banco Bradesco S.A.

Consolidated Financial Statements as of
December 31, 2009 and 2010 and for each of the

three years in the period ended December 31,

2010 and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To  the Board of Directors and Shareholders

Banco Bradesco S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows  present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

São Paulo, May 19, 2011

/s/PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

F-2

Banco Bradesco S.A.

Consolidated Balance Sheet
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31,
Assets	2009	2010
Cash and due from banks	6,992	15,775
Interest-earning deposits in other banks	11,211	9,209
Federal funds sold and securities purchased under agreements to resell (includes R$82,146 and R$115,276 pledged as collateral)	82,146	115,276
Brazilian Central Bank compulsory deposits	32,696	65,198
Securities received in resale agreements (not repledged or sold)	33,327	15,637
Trading assets, at fair value	72,770	96,387
Available for sale securities, at fair value	37,234	39,848
Held to maturity securities, at amortized cost	3,883	3,394
Loans	179,934	219,283
Allowance for loan losses	(14,572)	(15,123)
Net loans	165,362	204,160
Equity investees and other investments	2,284	3,114
Premises and equipment, net	4,830	5,426
Goodwill	1,234	1,183
Intangible assets, net	3,643	3,652
Other assets	39,203	43,353

Total assets	496,815	621,612

The assets in the table below include those assets that can be used only to settle obligations of consolidated SPF.

Cash	43	41
Held to maturity securities	76	106
Other assets	111	36
Total assets of consolidated SPF	230	183

Liabilities and shareholders´ equity
Deposits from customers
Demand, non-interest bearing	35,664	37,334
Savings	44,162	53,436
Time	90,537	102,158
Deposits from financial institutions	752	275
Total deposits	171,115	193,203

Federal funds purchased and securities sold under agreements to repurchase	108,357	160,701
Short-term borrowings	7,976	7,735
Long-term debt	50,817	75,237
Pension plan investment contracts	52,314	59,740
Insurance claims and pension plan reserves	15,354	17,927
Other liabilities	44,772	54,237

Total liabilities	450,705	568,780

Commitments and contingencies (Notes 2(p) and 25(b))

Shareholders' equity
Common shares - no par value (issued and authorized at December 31, 2009 – 1,884,897,306 and at December 31, 2010 – 1,881,225,319)	13,250	14,250
Preferred shares - no par value (issued and authorized at December 31, 2009 – 1,884,897,110 and at December 31, 2010 – 1,881,225,123)	13,250	14,250
Treasury shares (at December 31, 2009 – 3,671,987 common shares and 3,516,986 preferred shares and at December 31, 2010 – 395,301 common shares and zero preferred shares)	(189)	(10)
Additional paid-in capital	237	157
Statutory reserves	2,254	2,755
Accumulated other comprehensive income	1,335	2,082
Unappropriated retained earnings	15,633	19,231

Shareholders’ equity of the Parent Company	45,770	52,715

Noncontrolling interest	340	117

Total shareholders' equity and noncontrolling interest	46,110	52,832

Total liabilities, shareholders' equity and noncontrolling interest	496,815	621,612

The liabilities in the table below include third-party liabilities of consolidated SPE only, that have no recourse to the general credit of the company.

Payment orders	109	35
Total liabilities of consolidated SPF	109	35

F - 3

Banco Bradesco S.A.

Consolidated Statement of Income

Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31,
	2008	2009	2010
Interest income
Interest on loans	33,662	32,708	37,291
Interest on federal funds sold and securities purchased under agreements to resell	6,466	7,701	8,867
Interest on securities
Trading	7,685	8,737	9,569
Available for sale	3,248	2,591	3,411
Held to maturity	509	439	489
Interest on deposits in other banks	706	506	595
Interest on Brazilian Central Bank compulsory deposits	1,489	1,434	2,879
Other	38	35	36

Total interest income	53,803	54,151	63,137

Interest expense
Interest on deposits
From customers
Savings deposits	(2,442)	(2,450)	(2,964)
Time deposits	(7,114)	(8,929)	(8,300)
From financial institutions	(80)	(67)	(48)
Interest on federal funds purchased and securities sold under agreements to repurchase	(9,169)	(8,704)	(10,856)
Interest on short-term borrowings	(4,899)	2,197	(188)
Interest on long-term debt	(4,728)	(3,065)	(3,289)

Total interest expense	(28,432)	(21,018)	(25,645)

Net interest income	25,371	33,133	37,492

Provision for loan losses	(6,651)	(10,822)	(5,769)

Net interest income after provision for loan losses	18,720	22,311	31,723

The accompanying notes are an integral part of these consolidated financial statements.

F - 4

Banco Bradesco S.A.

Consolidated Statement of Income

Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31,
	2008	2009	2010
Non-interest income
Fee and commission income	8,997	9,381	10,942
Net trading gains/(losses)	(371)	3,075	1,189
Net realized gains on available for sale securities	611	449	818
Equity in earnings of unconsolidated companies	597	644	539
Insurance premiums	10,963	12,521	14,068
Pension plan income	710	607	692
Other non-interest income	2,155	5,342	1,957
Total other-than-temporary impairment losses on debt securities	(2)	(904)	(486)
Less: portion of other-than-temporary impairment losses recognized in other comprehensive income	-	619	451
Net impairment gains/(losses) recognized in earnings on available-for-sale debt securities	(2)	(285)	(35)

Total non-interest income	23,660	31,734	30,170

Non-interest expense
Salaries and benefits	(6,880)	(7,404)	(8,724)
Administrative expenses	(7,288)	(8,211)	(9,800)
Amortization of intangible assets	(802)	(660)	(916)
Insurance claims	(7,391)	(8,329)	(9,307)
Changes in provisions for insurance, pension plans, certificated savings plans and pension investment contracts	(4,225)	(6,008)	(6,209)
Pension plan operating expenses	(482)	(410)	(456)
Insurance and pension plan selling expenses	(1,014)	(1,654)	(1,521)
Depreciation and amortization	(881)	(1,053)	(1,267)
Other non-interest expense	(6,669)	(6,647)	(8,513)

Total non-interest expense	(35,632)	(40,376)	(46,713)

Income before income taxes	6,748	13,669	15,180

Taxes on income
Current expense	(3,141)	(5,673)	(7,641)
Deferred benefit	3,542	1,253	2,213

Total taxes on income	401	(4,420)	(5,428)

Net income	7,149	9,249	9,752

Net income attributed to noncontrolling interest	(131)	(33)	(90)
Parent Company’s net income	7,018	9,216	9,662

Net income applicable to each class of shares(2) (3) (4) (5)
Common shares	3,342	4,389	4,600
Preferred shares	3,676	4,827	5,062
Parent Company’s net income	7,018	9,216	9,662

Earnings per shares (in reais)(1) (2) (3) (4) (5) (6)
Common shares	1.78	2.34	2.45
Preferred shares	1.96	2.56	2.68

Weighted average number of shares outstanding(2) (3) (4) (5) (6)
Common shares	1,853,242,280	1,856,952,050	1,881,132,857
Preferred shares	1,859,666,468	1,863,331,330	1,888,101,371

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

(3)  On October 29, 2009, the Special Shareholders’ Meeting approved the merger of the Banco Ibi S.A. upon the issue of 45,662,775 new shares, being 22,831,389 common shares and 22,831,386 preferred shares, to the former shareholders of the Banco Ibi S.A.

(4)   On December 18, 2009, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each ten existing shares of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each ten shares held.

(5)  On June 10, 2010, the Special Shareholders’ Meeting approved a split of our capital stock, in which we issued to our shareholders one new share for each ten shares held of the same type. Thus, all share amounts have been retroactively adjusted for all periods to reflect the stock split of one new share for each ten shares held.

(6)  On December  17, 2010,  the Special General Meeting voted in favor of a share capital increase of R$ 1,500, taking share capital from R$ 28,500 to R$ 30,000 by issuing 62,344,140 new book-entry registered shares without par value, of which 31,172,072 were common and 31,172,068 preferred shares, at the price per share of R$ 24.06 through private subscription by shareholders in the period from December 29, 2010 through January 31, 2011, in the proportion of 1.657008936% of their holdings owned on the date of the meeting, that was paid in cash on February 18, 2011. Therefore, all related share amounts were retroactively adjusted to reflect the bonus element for all periods presented.

The accompanying notes are an integral part of these consolidated financial statements

F - 5

Banco Bradesco S.A.

Consolidated Statement of Cash Flows

Expressed in millions of Brazilian reais

	Year ended December 31,
	2008	2009	2010
Operating activities
Net income	7,149	9,249	9,752
Adjustment to reconcile net income to net cash from operating activities:
Provision for loan losses	6,651	10,822	5,769
Provision for insurance, pension plans, certificated savings plans and pension investment contracts	4,225	6,008	6,209
Depreciation and amortization	881	1,053	1,267
Amortization of intangible assets	802	660	916
Impairment of intangible assets	-	37	17
Equity in earnings of unconsolidated companies	(597)	(644)	(539)
Losses/(gains) on foreclosed assets, net	37	(105)	293
Net realized gains on available for sale securities, including impairment losses	(609)	(164)	(783)
(Gains)/losses on sale of premises and equipment, net	(34)	9	11
(Gains) on sale of unconsolidated companies	(168)	(3,142)	(79)
Deferred tax benefit	(3,542)	(1,253)	(2,213)
Dividends received from unconsolidated companies	563	476	458
Changes in assets and liabilities:
Net (increase)/decrease in interest receivable	(2,940)	224	326
Net increase/(decrease) in interest payable	2,582	2,192	2,863
(Increase)/decrease in securities received in resale agreements	(18,190)	(13,881)	17,690
(Increase)/decrease in trading assets	(15,613)	3,809	(41,172)
(Increase)/decrease in other assets	(12,667)	1,116	(2,884)
Net increase/(decrease) in foreign exchange portfolio	103	(212)	142
Increase in other liabilities	3,068	2,567	9,906

Net cash provided by (used in) operating activities	(28,299)	18,821	7,949

Investing activities
Net (increase)/decrease in Brazilian Central Bank compulsory deposits	10,338	(4,723)	(47,274)
Net (increase)/decrease in federal funds sold and securities purchased under agreements to resell	-	(2,047)	(30,530)
Purchases of available for sale securities	(4,878)	(21,347)	(35,066)
Proceeds from sale of available for sale securities	4,715	8,614	9,969
Purchases of held to maturity securities	(495)	(14)	-
Proceeds from maturities of held to maturity securities	3	102	89
Net increase in loans	(46,315)	(9,750)	(44,569)
Acquisition of subsidiaries, net of cash and cash equivalents paid	149	35	(227)
Acquisition of intangible assets	(822)	(390)	(910)
Purchases of unconsolidated companies	(160)	(340)	(694)
Purchases of premises and equipment	(1,289)	(1,340)	(1,915)
Proceeds from sale of premises and equipment	112	184	320
Proceeds from sale of foreclosed assets	546	1,028	327
Proceeds from sale of unconsolidated companies	242	2,559	24

Net cash used in investing activities	(37,854)	(27,429)	(150,456)

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

Banco Bradesco S.A.

Consolidated Statement of Cash Flows

Expressed in millions of Brazilian reais (continued)

	Year ended December 31,
	2008	2009	2010
Financing activities
Net increase in deposits	64,678	2,387	20,414
Net increase in federal funds purchased and securities sold under agreements to repurchase	5,715	33,526	52,344
Net increase in pension plans investment contracts	2,566	3,866	2,781
Net increase/(decrease) in short-term borrowings	5,890	(5,900)	(233)
Borrowings under long-term debt	12,917	15,224	27,507
Repayment of long-term debt	(6,137)	(11,043)	(4,563)
Net increase/(decrease) in noncontrolling interest	(62)	23	(301)
Capital increase	1,207	-	-
Purchase of own shares	(5)	(184)	(15)
Dividends and interest paid on shareholders' equity	(3,150)	(2,871)	(2,915)

Net cash provided by financing activities	83,619	35,028	95,019

Cash and cash equivalents
At beginning of the year	40,096	57,562	83,982
At end of the year	57,562	83,982	36,494

(Increase)/decrease in cash and cash equivalents	17,466	26,420	(47,488)

Supplemental cash flow disclosure:
Cash paid for interest	(25,850)	(18,825)	(22,782)
Cash paid for taxes on income and social contribution	(3,358)	(3,792)	(3,171)
Non-cash transaction:
Loans transferred to foreclosed assets	600	1,055	989
Dividends and interest on shareholders' capital declared but not paid	1,536	1,548	2,029
Issuance of shares for Banco Ibi acquisition	-	1,393	-
Exchange of equity interest in Odontoprev	-	1,045	-

The accompanying notes are an integral part of these consolidated financial statements.

F - 7

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in shares

	Common (1) (2) (3) (4) (5)	Preferred (1) (2) (3) (4) (5)	Common treasury stock (1) (2) (3) (4) (5)	Preferred treasury stock (1) (2) (3) (4) (5)
Balance on December 31, 2007	1,833,450,801	1,834,519,326	(1,504,091)	(2,572,807)
Shares subscribed and issued	25,325,583	25,325,581	-	-
Purchase of own shares	-	-	(157,083)	(42,834)
Treasury shares cancelled	(1,505,059)	(2,573,775)	1,505,059	2,573,775
Balance on December 31, 2008	1,857,271,325	1,857,271,132	(156,115)	(41,866)
Shares issued to merge Banco Ibi shares	27,625,981	27,625,978	-	-
Purchase of own shares	-	-	(3,515,872)	(3,475,120)
Balance on December 31, 2009	1,884,897,306	1,884,897,110	(3,671,987)	(3,516,986)
Purchase of own shares	-	-	(395,301)	(155,001)
Treasury shares cancelled	(3,671,987)	(3,671,987)	3,671,987	3,671,987
Balance on December 31, 2010	1,881,225,319	1,881,225,123	(395,301)	-

(1)     On January 4, 2008, our Board of Directors approved the cancellation on 3,370,936 book-entry shares, with no par value, constituted of 1,243,850 treasury common shares and 2,127,086 treasury preferred shares, representing its capital stock. All related share amounts have been adjusted to reflect the stock splits occurred after the cancelation of shares.

(2)     On March 24, 2008, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each two existing shares of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each two shares held.

(3)     On October 29, 2009, the Special Shareholders’ Meeting approved the merger of the Banco Ibi S.A. upon the issue of 45,662,775 new shares, being 22,831,389 common shares and 22,831,386 preferred shares, to the former shareholders of the Banco Ibi S.A. All related share amounts have been adjusted to reflect the stock splits that occurred after the merger of Banco Ibi S.A..

(4)     On December 18, 2009, our Board of Directors approved a split of our capital stock, in which our shareholders were entitled to one new share for each ten existing shares of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each ten shares held.

(5)     On June 10, 2010, the Special Shareholders’ Meeting approved a split of our capital stock, in which we issued to our shareholders one new share for each ten shares held of the same type. Thus, all share amounts have been retroactively adjusted for all periods to reflect the stock split of one new share for each ten shares held.

The accompanying notes are an integral part of these consolidated financial statements.

F - 8

Banco Bradesco S.A.

Consolidated Statement of Changes in Shareholders’ Equity
Expressed in millions of Brazilian reais, except for per share information

	Common	Preferred	Treasury	Additional paid-in	Statutory	Accumulated other comprehensive	Unappropriated retained	Noncontrolling
	Shares	shares	shares	‘capital	reserves	income (1)	earnings	interest	Total
Balance on December 31, 2007	9,497	9,503	(132)	205	1,477	1,888	10,651	281	33,370
Net income	-	-	-	-	-	-	7,018	131	7,149
Available for sale securities(2)	-	-	-	-	-	(1,810)	-	-	(1,810)
Adjustment upon defined benefit plans	-	-	-	-	-	7	-	-	7
Comprehensive income									5,346
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(2,576)	(18)	(2,594)
Purchase of own shares	-	-	(5)	-	-	-	-	-	(5)
Decrease from sale of noncontrolling interest	-	-	-	-	-	-	-	(62)	(62)
Capital increase (4)	600	600	-	7	-	-	-	-	1,207
Transfers	1,403	1,397	132	-	376	-	(3,308)	-	-
Balance on December 31, 2008	11,500	11,500	(5)	212	1,853	85	11,785	332	37,262
Net income	-	-	-	-	-	-	9,216	33	9,249
Available for sale securities(2)	-	-	-	-	-	1,266	-	-	1,266
Adjustment upon defined benefit plans	-	-	-	-	-	(16)	-	-	(16)
Comprehensive income									10,499
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(2,835)	(48)	(2,883)
Purchase of own shares	-	-	(184)	-	-	-	-	-	(184)
Purchase of noncontrolling interest	-	-	-	-	-	-	-	23	23
Capital increase (5)	684	684	-	25	-	-	-	-	1,393
Transfers (6)	1,066	1,066	-	-	401	-	(2,533)	-	-
Balance on December 31, 2009	13,250	13,250	(189)	237	2,254	1,335	15,633	340	46,110
Net income	-	-	-	-	-	-	9,662	90	9,752
Available for sale securities(2)	-	-	-	-	-	787	-	-	787
Adjustment upon defined benefit plans	-	-	-	-	-	(33)	-	-	(33)
Foreign currency translation	-	-	-	-	-	(7)	-	-	(7)
Comprehensive income									10,499
Interest on shareholders' capital and dividends	-	-	-	-	-	-	(3,369)	(31)	(3,400)
Purchase of own shares	-	-	(15)	-	-	-	-	-	(15)
Cancelation of treasury shares	-	-	194	-	-	-	(194)	-	-
Purchase of noncontrolling interest	-	-	-	(80)	-	-	-	(282)	(362)
Transfers (7)	1,000	1,000	-	-	501	-	(2,501)	-	-
Balance on December 31, 2010	14,250	14,250	(10)	157	2,755	2,082	19,231	117	52,832

	Year ended December 31,
	2008	2009	2010
Per share information(3) (6) (7)
Distributed earnings (interest on shareholders' capital and dividends):
Common	0.66	0.73	0.85
Preferred	0.72	0.80	0.94

(1)       Consists of (i) unrealized gains  of investment securities classified as available for sale, (ii) gain on defined-benefit pension plans, and (iii) foreign currency translation, all of them net of deferred income tax and social contribution effects amounting to R$(42), R$1,330 and R$1,562 at December 31, 2008, 2009 and 2010, respectively.

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

(4)       A capital increase of R$1,200 (R$600 of common shares and R$600 of preferred shares) with no par value, was approved on a shareholders’ meeting in January 4, 2008.

(5)       On October 29, 2009, the Special Shareholders’ Meeting approved the merger of the Banco Ibi SA upon the issue of 45,662,775 new shares, being 22,831,389 common shares and 22,831,386 preferred shares, to the former shareholders of the Banco Ibi S.A., in an amount of R$1,368 and capital increase through the transfer of reserves, without the issue of new shares, in an amount of R$132 (R$66 of common shares and R$66 of preferred shares).

(6)       On December 18, 2009, our Special Shareholders’ Meeting approved a split of our capital stock, in which our shareholders were entitled to one new share for each ten existing shares of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each ten shares held. The same Special Shareholders’ Meeting approved the capital increase through the transfer of reserves, in an amount of R$2,000 (R$1,000 of common shares and R$1,000 of preferred shares).

(7)       On June 10, 2010, our Special Shareholders’ Meeting approved a split of our capital stock, in which our shareholders were entitled to one new share for each ten existing shares of the same class. Therefore, all related share amounts have been retroactively adjusted for all periods presented to reflect the stock split, whereby one new share was received in exchange for each ten shares held. The same Special Shareholders’ Meeting approved the capital increase through the transfer of reserves, in an amount of R$2,000 (R$1,000 of common shares and R$1,000 of preferred shares).

The accompanying notes are an integral part of these consolidated financial statements.

F - 9

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

1.     Basis of Presentation

(a)     History

Banco Bradesco S.A. (also referred as "we", the "Organization",  the "Company" or "Bradesco"), a publicly traded company organized under the laws of the Federative Republic of Brazil, has its headquarters in Osasco, State of São Paulo, Brazil.

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

We have over the years acquired a number of Brazilian financial and broker institutions in order to expand our business and customer base. The effects of acquisitions made in 2008, 2009 and through 2010, either individually or on a combined basis, were not significant to us.

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

Shareholders' equity and net income included in these financial statements differ from those included in the statutory accounting records prepared in accordance with Brazilian GAAP as a result of adjustments made to reflect the requirements of U.S. GAAP. Appropriated reserves under Corporate Law available for distribution, net of treasury shares, were R$12,579 and R$16,717 at December 31, 2009 and 2010, respectively.

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

F -10

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Interest of the capital (%)
	December 31,
Main subsidiaries	2009	2010
Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Credit Finance Company)	100.00	100.00
Banco Alvorada S.A. (Banking) (1)	99.94	99.95
Banco Bradesco Financiamentos S.A. (Banking)	100.00	100.00
Banco Bankpar S.A. (Banking)	100.00	100.00
Banco Boavista Interatlântico S.A. (Banking)	100.00	100.00
Banco Bradesco Argentina S.A. (Banking)	99.99	99.99
Banco Bradesco BBI S.A (Investment bank)	98.35	98.35
Banco Bradesco Cartões S.A (Cards)	100.00	100.00
Bradesco Administradora de Consórcios Ltda. (Consortium)	100.00	100.00
Bradseg Participações Ltda. (Holding)	100.00	100.00
Bradesco Auto/Re Cia. de Seguros (Insurance)	100.00	100.00
Bradesco Capitalização S.A. (Certificated Savings plans)	100.00	100.00
Bradesco Leasing S.A. Arrendamento Mercantil (Leasing)	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários (Brokerage)	100.00	100.00
Bradesco Saúde S.A (Insurance)	100.00	100.00
Bradesco Seguros S.A. (Insurance)	100.00	100.00
Bradesco Vida e Previdência S.A. (Life Insurance and Pension Plans)	100.00	100.00
Bradesplan Participações Ltda (Holding)	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM (Asset management)	100.00	100.00
Tempo Serviços Ltda. (Services)	100.00	100.00
União de Participações Ltda. (Holding)	100.00	100.00
Ágora Corretora de Títulos e Valores Mobiliários S.A. (Brokerage)	100.00	100.00
Banco Ibi S.A (Banking)	100.00	100.00
(1) Increase in interest due to subscription of the total capital increase approved in 2010.

(b)     Recent Acquisitions

On January 2008, we, through our subsidiary, Bradesco Seguros, entered into an agreement with Marsh Corretora de Seguros Ltda. to acquire 100% of the capital stock of Mediservice-Administradora de Planos de Saúde Ltda., which we call “Mediservice,” for consideration of R$85, paid in cash. On February, 2008 the operation was authorized by ANS.

On March 2008, we entered into an agreement with the shareholders of Ágora CTVM S.A (Ágora Corretora), to acquire its entire capital stock, through our subsidiary Banco Bradesco BBI S.A, for the amount of R$908. We delivered to the previous Ágora Corretora shareholders, shares representing 7.8% of the capital stock of BBI, wherey Ágora Corretora became BBI’s wholly owned subsidiary. The operation was approved by the Central Bank in September 2008. During November and December 2008, we repurchased 6.1% of the shares of BBI that were held by former shareholders of Agora.

In June 2009, we entered into an agreement with the shareholders of Banco Ibi S.A. (“Ibi”), which is a middle size financial institution which provides basically credit, financing and investment services, to acquire the totality of its capital stock for the amount of R$1,466, being R$73 paid in cash and R$1,393 through the issuance of 22,831,389 of our common shares and 22,831,386 of our preferred shares. Simultaneously, as part of the agreement, a partnership agreement was entered into with C&A Modas Ltda, a subsidiary of the former shareholder of Banco Ibi.S.A to have exclusive rights for rendering banking services in the C&A stores for twenty years.

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

On June 2010, we acquired the entire capital stock of Ibi Services S. de R.L. México ("Ibi México") and of RFS Human Management S. de R.L., a subsidiary of Ibi México, for R$ 301. This transaction includes a partnership contract with C&A México S. de R.L. (C&A México) for a period of 20 years for the exclusive sale of financial products and services through the C&A México chain of stores.

F- 11

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

We present below the condensed balance sheets for the recent acquisitions:

	2008
	Ágora	Mediservice	Total
Cash and cash equivalents	232	2	234
Loans	87	-	87
Securities	146	6	152
Goodwill	430	81	511
Intangible assets – client portfolio	143	-	143
Other assets	472	40	512
Deposits	(44)	-	(44)
Other liabilities	(558)	(44)	(602)
Total consideration and fair value of net assets acquired	908	85	993

2009
Ibi
Cash and cash equivalents	108
Loans	2,755
Securities	222
Intangible assets – exclusive access to customers	812
Other assets	1,177
Deposits	(1,046)
Borrowings	(89)
Other liabilities	(2,473)
Total consideration and fair value of net assets acquired	1,466

2010
Ibi México
Cash and cash equivalents	74
Loans	147
Intangible assets – exclusive access to customers	32
Other assets	69
Other liabilities	(21)
Total consideration and fair value of net assets acquired	301

The total consideration given for acquisitions in 2008, 2009 and 2010 was R$993, R$1,466 and R$301 respectively, and is comprised as follows:

	2008	2009	2010
Payment in currency	85	73	301
Issuance of shares, at fair value	908	1,393	-

Total cost of acquisitions

	993	1,466	301

These acquisitions were accounted for under the purchase method of accounting and the companies acquired were thus consolidated as from the date of acquisition of the controlling interest.

In conjunction with these acquisitions, finite-lived intangible assets of R$143 in 2008, R$812 in 2009 and R$32 in 2010 were recorded and relate primarily to client’s deposit and relationship portfolios, which are amortized over their expected useful life (between five and twenty years).

In addition, we recorded a goodwill balance of R$511 in 2008 in relation to Ágora and Mediservice transactions.

F - 12

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(c)     Recent Business acquisitions

On October 2009 we signed an agreement with Odontoprev S.A., a third party company, whereby we transferred our participation in the wholly owned subsidiary Bradesco Dental S.A. to Odontoprev S.A. in exchange for a 43.5% participation in Odontoprev S.A. The transaction was consummated on December 2009 when Bradesco Dental S.A. was legally merged with Odontoprev S.A. and we received the 43.5% participation in Odontoprev S.A.

As a result of this transaction, we have deconsolidated our previous subsidiary Bradesco Dental S.A., recognizing within “other non-interest income” a gain before taxes of R$732 in the year ended December 31, 2009 relating to the sale of a 56.5% participation in that company. The gain recognized was based on the difference between the carrying book value of the net assets of Bradesco Dental S.A. transferred and the fair value of the consideration received in the form of a 43.5% participation in Odontoprev S.A. totaling  R$1,045 based on the quoted market price of Odontoprev S.A. shares.

Our 43.5% interest in Odontoprev S.A. is accounted for under the equity method as disclosed on Note 9.

2.         Significant Accounting Policies

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The consolidated financial statements include various estimates and assumptions, including, but not limited to: the adequacy of the allowance for loan losses, estimates of fair value of assets and liabilities acquired, estimates of fair value of certain financial instruments, depreciation and amortization, asset impairments, useful lives of intangible assets, tax valuation allowances, assumptions used for calculation of insurance reserves, pension plans, contingencies and reserves for potential losses from tax uncertainties. Actual results could differ from those estimates.

(a)       Constant currency remeasurement

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

(b)       Cash and cash equivalents

For purposes of the statement of cash flows, “Cash and cash equivalents”  include cash and due from banks, interest-earning deposits in other banks and federal funds sold and securities purchased under agreements to resell, that have original maturities of three months or less and present insignificant risk of changes in value.

	December 31,
	2009	2010
Cash and due from banks	6,992	15,775
Interest-earning deposits in other banks	4,289	1,265
Federal funds sold and securities purchased under agreements to resell	72,701	19,454
Total	83,982	36,494

F - 13

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(c)     Presentation of interest earning assets and interest bearing liabilities

Interest earning assets and interest bearing liabilities are presented in the consolidated balance sheet at amortized cost using the effective yield interest method. Such presentation is required since accrued financial charges are added to the outstanding principal each period for substantially all Brazilian real-based assets and liabilities.

The total financial charges accrued on the outstanding principal of assets was R$10,990 and R$10,331 at December 31, 2009 and 2010, respectively. Total financial charges accrued on outstanding principal of liabilities was R$9,347 and R$12,210 at December 31, 2009 and 2010, respectively.

(d)       Federal funds sold and securities purchased under agreements to resell, securities pledged under repurchase agreements and securities received  in resale agreements

Federal funds sold and securities purchased under agreements to resell are treated as collateralized financial transactions and are recorded at the amounts at which the federal funds and securities were acquired or sold plus accrued interest. This classification also includes securities pledged under repurchase agreements mainly comprising Brazilian federal government securities. These securities present insignificant risk of changes in interest rates and all of them may be subject to repledge agreements by the relevant counterparties.

We enter into purchases of securities under agreements to resell ("resale agreements") and sales of securities under agreements to repurchase ("repurchase agreements").  All of the resale agreements and repurchase agreements are accounted for as secured lending and secured borrowing transactions, respectively.

The amounts advanced under resale agreements and the amounts borrowed under repurchase agreements are carried on the balance sheet at the amount advanced or borrowed plus accrued interest. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as Interest income and Interest expense.

The Organization’s policy is to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under the resale agreement. We closely monitor the market value of the underlying securities collateralizing the resale agreements and adjust the amount of collateral as appropriate. Securities accepted as collateral in our resale agreements may be used, when permitted by the terms of the agreements, as collateral of our repurchase agreements or may be sold.

These financial assets transferred as collateral in repurchase agreements (that are accounted for as secured borrowing liabilities) as of December 31, 2009 and 2010 include Trading assets, at fair value – R$4,218 and R$28,303, available-for-sale securities, at fair value – R$3,183 and R$34,133, respectively, and held-to-maturity securities, at amortized cost include R$809, as of December 31, 2010. In addition, the Organization received securities as collateral in our resale agreements that were repleged on repurchase agreements as of December 31, 2009 and 2010 in the total amount of R$74,745 and R$52,031  respectively. The associated liabilities related to these assets are accounted for as “Securities sold under agreements to repurchase”.

Securities received in our resale agreements that were not repleged or sold as of December 31, 2009 and 2010 amount to R$33,327 and R$15,637 respectively. Interest earned is recorded as “Interest Income – Trading”.

(e)     Trading assets, including derivatives

Instruments utilized in trading activities include securities stated at fair value in accordance with Accounting Standards ASC 320, "Investments Debt and Equity Securities". These assets are classified as trading, on the purchase date, based on our intent. Realized and unrealized gains and losses are recognized in net trading gain/(losses).

Derivatives entered into for trading purposes with our customers or which do not qualify as hedges (primarily derivatives used to manage our overall exposure to changes in interest rates and foreign currencies) are carried at fair value with realized and unrealized gains/(losses) recognized in net trading gain/(losses). All our derivatives were accounted for under Trading Derivatives.

F - 14

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

When determining the fair value of trading assets and liabilities we follow the criteria established by ASC 820, Fair Value Measurements and Disclosures, as further detailed in Note 21.

(f)      Derivatives other than trading and embedded derivatives

Derivative instruments are recognized as assets or liabilities in the balance sheet and measured at fair value, regardless of the purpose or intention to hold them in accordance with ASC 815, “Derivative and Hedging”. Changes in the fair values of an instrument are recognized in income or equity, depending on its designation and qualification as a fair value, cash flow or foreign currency hedge. In order to qualify as a hedge, the derivative must be: (i) designated as hedge of a specific financial asset or liability at the inception of the contract; (ii) effective at reducing the risk associated with the exposure to be hedged; and (iii) highly correlated with respect to changes in its fair value or in the related cash flows in relation to the fair value of or cash flows related to the item to be hedged both at inception and over the life of the contract. The Organization has not adopted hedge accounting.

Embedded derivatives are bifurcated when all of the following criteria are met: (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract; (ii) the contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value  with changes in fair value reported in earnings as they occur; and (iii) a separate instrument with the same terms as the embedded derivative instrument would be a derivative instrument subject to the requirements of ASC 815, as amended. These embedded derivative instruments are measured at fair value with gains and losses recognized in income at each reporting date.

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

(g)     Available for sale securities

Debt securities are classified based on management's intention at the date of purchase. Securities that are bought and held principally for the purpose of resale in the near term are classified as trading assets and are stated at fair value. Securities are classified as available for sale when, in management’s judgment, they may be sold in response to or in anticipation of changes in market conditions, being carried at fair value with net unrealized gains and losses included in shareholders' equity on an after-tax basis. Average cost is used to determine realized gains/(losses) on sales of available for sale securities.

Amortization of premiums or discounts is recorded as interest using the effective yield method through the maturity date of the security.

Marketable equity securities, which are included as available for sale, are carried at fair value with net unrealized gains and losses included in shareholders' equity on an after-tax basis, until realization at which time the net realized gains/(losses) are included in non-interest income (expenses).

(h)     Held to maturity securities

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

F - 15

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

•           in the case of trading securities, prior gains and losses were previously recorded in the consolidated income statement; and

•           in the case of available for sale securities, the unrealized gains/losses that were recorded at the time of the transfer in  “Unrealized gains/losses on available for sale securities” directly in shareholders’ equity are subsequently amortized over the period from the date of the transfer to the maturity of the security.

(i)      Other than temporary impairment

In determining whether or not impairment of a security, classified either as available for sale or held-to-maturity, is other than temporary the Bank has applied the three step model described on ASC 320-10-35, “Investments – Debt and Equity Securities – Subsequent Measurement”. We use a combination of factors aimed at determining whether recovery of the value of a security is likely. These factors include: the length of the time and the extent to which the fair value has been less than cost to assist in determining the extent of the analysis to be performed over the securities; the financial condition and near-term prospects of the issuer of the security, including any specific events which may influence the operations of the issuer; any failure of the issuer of the security to make scheduled interest payments; changes to the rating of the security by rating agency; the historic and implied volatility of the security, the cash flows expected to be collected, as well as whether the Bank either plans to sell the security or it is more-like-than-not that will be required to sell the security before the recovery of its amortized cost. Beginning in 2009, under new accounting guidance for impairments of debt securities that are deemed to be other-than-temporary, the credit component of other-than-temporary impairment loss is recognized in earnings and the non-credit component is recognized in accumulated other comprehensive income in situations where the Bank has no intention of selling the security and when it is more-likely-than-not that the Bank will not be required to sell the security prior the fair value recovery. Prior to January 1, 2009, unrealized losses (both the credit and non-credit components) on available-for-sale securities that we deemed to be other-than-temporary were included in current period earnings. In addition, for marketable equity securities our assessment includes forecast analyses (i) of the period (a date) when the security will recover the cost basis and (ii) whether the Bank will own the security in that period (on that date). These analyses are performed based on an assessment of individual terms and attributes of each security. See Note 5 for the analyses performed under gross unrealized losses.

(j)        Loans and leases

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

The FASB issued new disclosure guidance ASU 2010-20 - “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”, effective on a prospective basis for the Organization’s 2010 year-end reporting, that addresses disclosure of loans and other financing receivables and the related allowance. The new accounting guidance defines a portfolio segment as the level at which an entity develops and documents a systematic methodology to determine the allowance for credit losses, and a class of financing receivables as the level of disaggregation of portfolio segments based on the initial measurement attribute, risk characteristics and methods for assessing risk. The Organization’s portfolio segments are “Corporate” and “Retail”. The classes within the “Corporate” segment are Large Entities and Small-Medium Entities (SME). The classes within the “Retail” segment are Credit Cards, Financing, Prime, Retail – Individuals and Retail - Entities. Under this new accounting guidance, the total allowance is presented by portfolio segment.

F - 16

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(k)     Allowance for loan losses and non-performing loans

The allowance for loan losses represents management’s estimate of probable losses inherent in the loan portfolio at each balance sheet date. Our evaluation on the adequacy of the allowance is based on regular reviews on individual loans and on the aggregate analysis of homogeneous loans.

The individual loan analysis considers a loan as impaired, when, in our opinion, all amounts due are no longer considered collectible, including accrued interest, in accordance with ASC 310-10-35 “Receivable - Subsequent Measurement”, as amended by ASC 310-10-50, “Receivable – Disclosure”. Loans that are more than 90 days overdue, that have already been renegotiated and, for larger non-homogeneous balances, when they present deterioration indicators, are considered to be impaired. We then measure impaired loans based on: (i) present value of expected future cash flows discounted at the loan’s effective interest rate or (ii) the fair value of the collateral if the loan is collateral dependent. The allowance is established through the difference between the carrying value of the impaired loan and its value determined as described above.

We perform periodic and systematic detailed reviews of the loan portfolio to identify credit risks and to assess the overall collectability of those portfolios.

The aggregate loss analysis for groups of homogeneous loans is based on portfolio segment. The loan portfolio of the corporate segment is comprised primarily of large, medium and small entities with a turnover of usually more than R$ 15. The amount of loss incurred in the homogenous pools is estimated based upon how many of the loans will default and the loss that will be incurred in the event of default.  The probability of default of a corporate loan is based on an analysis of the movement of the loan that overdue over a twelve-month period by each internal rating classification. Loans 90 or more days past due within the twelve-month period are assigned a rate of default that measures the percentage of such loans that will default over their lives given the assumption that the condition causing the ultimate default presently exists as of the measurement date.

The loan portfolio of retail segment is comprised primarily of consumer loans. The amount of loss incurred in the homogenous pools is estimated based on statistically valid model methodologies to measure the probability of default of those loans. These statistical models (Credit and Behavior Scoring Systems) consider a number of features including, but not limited to, income, assets, restrictions and indebtedness, and other attributes of each counterparty.  These models are updated regularly for changes in economic and business conditions.

We classify all loans that are sixty days or more overdue as non-performing. Once the credits are classified as non-performing loans, we stop accruing interest on them.

Loans are charged-off against the allowance when the loan is considered uncollectible or is considered permanently impaired. Loans are charged off usually when they are between 180 and 360 days overdue. However, longer-term loans, that have original terms greater than 36 months, are charged off when they are between 360 and 540 days overdue.

(l)      Equity investees and other investments

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

F - 17

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(m)   Premises and equipment, net

Premises and equipment are recorded at cost (plus price-level restatements through December 31, 1997). Depreciation is computed on the straight-line method at the following annual rates: premises – 4%; data processing equipment – 20% to 50%; and other assets – 10% to 20%.

Development and acquisition costs of software, included within premises and equipment, net relate to costs of internal use software capitalized, in accordance with ASC 350-40, “Intangible – Goodwill” and “other – Internal use Software.”

We recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows, pursuant to ASC 360-10-35, “Property, Plant and Equipment – Subsequent Measurement of Long-Lived Assets”.

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

(n)     Foreclosed assets

Assets are classified as foreclosed assets and are included in other assets upon actual foreclosure or when physical possession of the collateral is taken, through agreement or court action.

Foreclosed properties are carried at the lower of the recorded amount of the loan or lease for which the property previously served as collateral, or the fair value of the property less estimated costs to sell. Prior to foreclosure, any write-downs, if necessary, are charged to the allowance for loan losses.

Subsequent to foreclosure, gains or losses on the sale of, and losses on the periodic revaluation of, foreclosed properties are recorded in “Other Non-Interest Income”. Net costs of maintaining and operating foreclosed properties are expensed as incurred.

(o)     Goodwill and other intangible assets

ASC 805, “Business Combinations” requires accounting for business combinations determining whether an acquired intangible asset should be recognized separately from goodwill, as well as additional disclosures relating to the primary reason for a business combination and the allocation of the purchase price by major balance sheet captions.

ASC 350, “Intangible – Goodwill and Others” requires that goodwill, including that acquired before initial application of the standard, is no longer amortized but is tested for impairment at least annually, using a two-step approach that involves the identification of “reporting units” and the estimation of fair value. The reporting units are the banking and insurance segments that are analyzed by management on a regular basis.

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

F - 18

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Finite-lived intangible assets are generally amortized on a straight-line basis over the estimated period benefited. These intangible asset are recorded and amortized over a period in which the asset is expected to contribute directly or indirectly to the future cash flows (between five and twenty years). We review our intangible assets for events or changes in circumstances that may indicate that the carrying amount of the assets may not be recoverable, in which case an impairment charge is recognized in income immediately.

(p)     Litigation

According to ASC 450, “Contingencies”, we recognize accruals in determining loss contingencies when the conditions known before the issuance of the financial statements show that: (i) it is probable that losses had been incurred at the date of the financial statements; and (ii) the amount of such losses can be reasonably estimated. We accrue our best estimate of probable losses.

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

(q)     Income taxes

We account for income taxes in accordance with ASC 740, “Income Taxes”, whereby we recognized two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements.

Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances are then recorded to reduce deferred tax assets to the amounts management concludes are more-likely-than-not to be realized. Under ASC 740-10-25 “Income Tax – Recognition”, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely than- not to be sustained based solely on its technical merits in order to be recognized; and 2) the benefit is measured as the largest amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this ASC 740 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB). We accrue income-tax-related interest and penalties (if applicable) within “income tax expense”.

(r)     Asset management and commission fees

We earn fee income from investment management, credit card, investment banking and certain commercial banking services. Such fees are recognized when the service is performed (investment and commercial banking) or over the life of the contract (investment management and credit card).

(s)      Foreign currency translation

For our foreign operations, the functional currency is the Brazilian real, in which case the assets and liabilities are remeasured, at current exchange rates from the local currency to the Brazilian real and the results of operations are remeasured at the average rate for the period. Losses and gains arising from the remeasurement process are included in current income.

F - 19

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(t)      Employee benefits

We are required to make employer contributions to a Brazilian Government Agency that manages social security (“INSS”), retirement pension and other benefits. Such contributions, which are expensed as incurred, totaled R$910 in 2008, R$978 in 2009 and R$1,196 in 2010.

In addition, we make contributions to defined-benefit plans for our employees coming from acquired institutions. We account for these plans in accordance with ASC 715-30, “Compensation – Retirement Benefits – Defined Benefit Plan Pension”. Accounting for defined benefits plans requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from that assumed.

(u)     Earnings per share

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

(v)     Insurance and pension plans policyholders

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

In addition, we determine the need to record an additional liability for the contract feature when the present value of expected annuitization payment at the expected annuitization date exceeds the expected account balance at the annuitization date, in accordance with ASC 944-20. The securities related to these pension investment contracts are classified as “trading assets” and “available for sale securities” in the consolidated financial statements.

F - 20

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(w)    Liability for unpaid claims and claim adjustment expenses

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

During the regular course of our insurance activities, we reinsure a portion of the underwritten risk with IRB-Brasil Resseguros S.A., a government controlled entity. The reinsurance agreement permits a recovery of a portion of losses from the reinsurer, although it does not discharge our primary liability as direct insurer of the risks reinsured. Reinsurance receivables as of December 31, 2009 and 2010 amounted to R$622 and R$588, respectively, and are included in "Other assets".

(x)     Deferred acquisition costs

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

(y)     Compensated absences

The liability for future compensation for employee vacations is accrued and expensed as earned by the employees.

(z)     Interest on shareholders' capital

Brazilian corporations are permitted to attribute a tax-deductible interest charge on shareholders' equity. The notional interest charge is treated as though it was a dividend and is accordingly shown as a direct reduction of retained earnings in these financial statements. The related tax benefit is recorded in the income statement.

(aa)  Credit card fees

Credit card fees, periodically charged to cardholders, net of related issuance costs, are deferred and recognized on a straight-line basis over the period that the fee entitles the cardholder to use the card.

(bb)  Special Purpose Financing (SPF) entities

The Organization utilizes certain financial arrangements to meet its funding and liquidity management through SPF entities. These SPF entities are generally funded with long-term debt (Note 14 (d)) and are paid down through the future cash flow of the underlying assets. The underlying assets are essentially current and future flows of: (i) payment orders from individuals and corporations outside Brazil to individuals and corporations in Brazil on which we act as the paying bank; and (ii) credit card bill receivables from purchases in Brazil from foreign cardholders.

We consolidated these SPF entities based on the policies issued by ASC 810-10, “Consolidation”.

F - 21

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(cc)  Guarantees provision

ASC 460, “Guarantees” establishes accounting and disclosure requirements for guarantees, requiring that a guarantor recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee.

We recorded a liability in “Other Liabilities”, for the fair value of guarantees granted at the date on which we issue the guarantee. The fair value at inception of the obligation undertaken when issuing the guarantees is typically equal to the present value of the future amount of premium receivable under the contract. The fair value of the liability recorded at inception is amortized into income as Fee and Commission Income over the life of the guarantee contract. If we conclude that it is probable that we will incur a loss in relation to the guaranteed issued, we recognize in “Other Liabilities” a provision for the estimated amount of probable loss. Significant guarantees that have been provided by us are disclosed in Note 24 (d).

(dd)  Perpetual bonds

The ASC 480, “Distinguishing Liabilities from Equity”, establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its statement of financial position.  Under this standard the perpetual bond are treated as a liability as they have contractual mandatory payment on specified dates and have no conversion features for conversion into share capital.

(ee)  Fair value measurement

The ASC 820, “Fair Value Measurements and Disclosures”, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We determine the fair values of our financial instruments based on the fair value hierarchy established in ASC 820 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value. Bradesco carries at fair value trading assets and liabilities, derivative assets and liabilities, available for sale securities and certain other assets.

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

Valuation adjustments may be made to ensure that financial instruments are recorded at fair value including amounts to reflect counterparty credit quality and the Organization creditworthiness. Credit valuation adjustments are necessary when the market price is not indicative of the credit quality of the counterparty. The Organization’s derivatives financial instruments are mainly traded in the BM&FBovespa and for these derivatives there is no need for valuation adjustments.  For contracts of derivatives financial instruments traded over the counter in Brazil the market practices in valuation use inputs assuming the same credit risk of the counterparties.  We identified and incorporated credit risk adjustments when determining fair value after considering guarantees, collateral and other credit factors.

F - 22

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

For more information on the fair value of Bradesco’s financial instruments see Note 21 – Fair Value of Financial Instruments.

(ff)   Recent proposed and issued accounting pronouncements

In October 2009, the FASB issued ASU 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing – a consensus of the FASB Emerging Issues Task Force”. The ASU provides share lenders with guidance on how to account for these arrangements (amortization of the debt issuance costs will increase the overall implied cost of the related convertible debt arrangement). Specifically, a share lender should record as debt issuance cost the fair value of a share lending arrangement. The guidance was effective for new share lending arrangements for interim and annual periods beginning on or after June 15, 2009. For existing arrangements, the guidance was effective for fiscal years beginning on or after December 15, 2009. The adoption of this amendment to ASC did not impact our consolidated financial statements.

In December 2009, the FASB issued ASU 2009-16, “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets”, through the issuance of SFAS 166. This amendment to ASC 860 removes the concept of a qualifying special-purpose entity from ASC 860 and removes the exception from applying ASC 810 to qualifying special-purpose entities. ASC 860 changes the requirements for derecognizing financial assets modifying the financial-components approach previously applied under U.S. GAAP and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. ASC 860 removes the special provisions in ASC 948 for guaranteed mortgage securitizations and as a result requires those securitizations to be treated the same as any other transfer of financial assets within the scope of ASC 860. If such a transfer does not meet the requirements for sale accounting, the securitized mortgage loans should continue to be classified as loans in the transferor’s statement of financial position. Additional disclosures are required to provide financial statement users with greater transparency about transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. This amendment to ASC was effective for the first annual reporting period that began after November 15, 2009. The adoption of this amendment to ASC did not impact our consolidated financial statements.

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, through the issuance of SFAS 167. This amendment to ASC 810 requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (i) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.  Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. ASC 810 also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, which was based on determining which enterprise absorbs the majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both.  ASC 810 requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. This amendment to ASC was effective for the first annual reporting period that began after November 15, 2009. The adoption of this amendment to ASC did not impact our consolidated financial statements.

F - 23

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”.  The ASU requires the following disclosures about Level 2 and 3 fair value measurements: amounts segregated for each class of assets and liabilities, and the inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements. This ASU 2010-06 was effective for financial statements after December 15, 2009, and the disclosures are presented in Note 21. Additionally, disclosures of the amounts of significant transfers in and out of Level 1 and 2 fair value measurements, including description of the reasons for the transfers, and disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010.

In February 2010, the FASB issued ASU 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements”. The glossary of ASC 855 is amended to define “SEC filer” as an entity that is required to file or furnish its financial statements with the SEC. This ASU also states that an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued, and it is not required to disclose the date through which subsequent events have been evaluated. ASU 2010-09 was effective, in February 2010. See Note 30 for disclosures related to Subsequent Events.

In February 2010, the FASB issued ASU 2010-10, “Consolidation (Topic 810): Amendments for Certain Investment Funds”. The ASU defers the effective date of the amendments to the consolidation requirements made by FASB Statement 167 to a reporting entity’s interest in certain types of entities. Additionally, the ASU amends the requirements for evaluating whether a decision maker or service provider has a variable interest to clarify that a quantitative approach should not be the sole consideration in assessing the criteria and clarifies that related parties should be considered in applying all of the decision maker and service provider criteria. The new policy shall be effective for the first annual reporting period that begins after November 15, 2009. The adoption of this amendment to ASC did not impact our consolidated financial statements.

In April 2010, the FASB issued ASU 2010-18, “Receivables (Topic 310): Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset”. As a result of the amendments in this policy, modifications of loans that are accounted for within a pool under Subtopic 310-30 do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The ASU was effective in the first interim or annual period ending on or after July 15, 2010. The adoption of this amendment to ASC did not have impact in our consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, “Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”, which provides guidance that requires enhanced disclosures surrounding the credit characteristics of the Organization’s loan portfolio. Under the new guidance, the Organization is required to disclose its accounting policies, the methods it uses to determine the components of the allowance for credit losses, and qualitative and quantitative information about the credit risk inherent in the loan portfolio, including additional information on certain types of loan modifications. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The additional disclosures are included in the notes to these consolidated financial statements.

F - 24

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

In September 2010, the FASB issued ASU 2010-25, “Plan Accounting: Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans”. It requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The ASU is effective for fiscal years ending after December 15, 2010. The adoption of this amendment to ASC did not impact our consolidated financial statements.

In October 2010, the FASB issued ASU 2010-26, “Financial Services – Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”. ASU 2010-26 states that incremental direct costs of contract acquisition and certain costs related directly to some acquisition activities performed by the insurer for the contract should be capitalized. All other acquisition-related costs should be charged to expense as incurred. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. We are evaluating the potential impact of adopting this amendment to ASC.

In December 2010, FASB issued ASU 2010-28, “Intangibles - Goodwill and Other (Topic 350) :When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. Under ASC Topic 350, goodwill is tested for impairment at the reporting unit level utilizing a two-step approach. Step 1 compares the fair value of a reporting unit to its carrying value and if there is a shortfall, then Step 2 is completed. Step 2 measures the amount of impairment. This update requires that the Step 2 test be performed if the reporting unit has zero or negative carrying amount and qualitative factors exist indicating that it is more likely than not that a goodwill impairment exists. No additional disclosures are required by this update. This update is effective for fiscal years beginning after December 15, 2010. At the date of adoption, a cumulative-effect adjustment to beginning retained earnings should be recorded if impairment of any reporting unit exists. We are evaluating the potential impact of adopting this amendment to ASC.

In April 2011, FASB issued ASU 2011-03, "Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements". Topic 860, Transfers and Servicing, prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets. The amendments in this Update remove from the assessment of effective control (a) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (b) the collateral maintenance implementation guidance related to that criterion. This ASU is effective for the first interim or annual period beginning on or after December 15, 2011. We are evaluating the potential impact of adopting this amendment to ASC.

3.       Brazilian Central Bank Compulsory Deposits

(a)  Like other Brazilian financial institutions, we are required to maintain deposit funds with the Central Bank or to purchase and hold Brazilian federal government securities in the form of compulsory deposits which are as follows:

	December 31,
	2009	2010
Non-interest earning (1)	8,962	10,984
Interest-earning (2)	14,772	43,459
Interest-earning (3)	8,962	10,755

Total	32,696	65,198
(1) Related to demand deposits. (2) Mainly related to time deposits with the Central Bank in the form of Brazilian government securities. (3) Mainly related to saving deposits.

F - 25

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(b)  The Brazilian government securities related to the compulsory deposits and accounted for under ASC 320 were as follows:

	Trading securities		Available for sale securities
	2009	2010(1)	2009	2010(1)
Amortized cost	7,998	-	6,795	-
Gross unrealized gains	63	-	1	-
Gross unrealized losses	(7)	-	(78)	-
Fair value	8,054	-	6,718	-
Average balance	15,894	-

(1)    In 2010, we had no compulsory deposits in the form of securities.

The amortized cost and the fair value of the securities, by maturity, were as follows:

	December 31,
	2009		2010
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	1,934	1,935	-	-
Due after one year through five years	12,859	12,837	-	-
Total	14,793	14,772	-	-

4.       Trading assets

	Fair value
	December 31,		Average balance
	2009	2010	2009(2)	2010(2)
Mutual funds (1)	50,677	57,825	46,162	52,782
Brazilian government securities	10,784	17,276	13,368	14,154
Corporate debt and equity securities	4,982	16,798	6,390	10,684
Brazilian sovereign bonds	35	30	38	32
Bank debt securities	4,839	2,740	3,942	4,883
Foreign government securities	82	71	1,245	663
Total trading securities	71,399	94,740	71,145	83,198
Derivative financial instruments	1,371	1,647	2,199	1,847
Total trading assets	72,770	96,387	73,344	85,045

(1)         Includes investment funds related to investment contracts (see Note 2(v)).

(2)         We calculated the average balances using the month-end book balances.

Net unrealized gains (losses) included in trading assets at December 31, 2009 and 2010 were R$154 and R$56, respectively.

The net change in the unrealized gains/(losses) on trading assets held as of December 31, 2008, 2009 and 2010, included in non-interest income, were R$1,071, R$(852) and R$(98), respectively.

Trading assets  presented above include securities pledged as collateral, that are not permitted by contract to be sold or repledged by counterparts, amounted to R$4,182 and R$2,349 at December 31, 2009 and 2010, respectively.

Derivative positions represent the fair values of interest rate, foreign exchange, equity and commodity-related products, including financial forward settlement and option contracts and swap agreements associated with our financial derivative instruments trading activities.

F - 26

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

5.       Available for Sale Securities

	December 31, 2009
		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
Brazilian government securities	23,865	2,222	(111)	25,976
Brazilian sovereign bonds	1,535	68	(131)	1,472
Corporate debt securities	4,513	50	(200)	4,363
Bank debt securities	1,178	37	(12)	1,203
Foreign government securities	148	-	(18)	130
Marketable equity securities	3,304	917	(131)	4,090

Total	34,543	3,294	(603)	37,234

	December 31, 2010
		Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
Brazilian government securities	27,246	3,489	(18)	30,717
Brazilian sovereign bonds	74	63	(124)	13
Corporate debt securities	4,288	103	(215)	4,176
Bank debt securities	126	24	(34)	116
Marketable equity securities	4,512	982	(668)	4,826

Total	36,246	4,661	(1,059)	39,848

In 2008, 2009 and 2010 as a result of the assessment of the other than temporary impairment we recorded R$89, R$290 and R$35, respectively, as other than temporary losses and they were written off to non-interest income, where the Organization considers that would not recover substantially all of its recorded investment.

The table below presents how much of our gross unrealized losses are more than one year and less than one year at December 31, 2009 and 2010:

	December 31, 2009
	Twelve months or longer		Less than twelve months
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Brazilian government securities	134	2	1,034	109
Brazilian sovereign bonds	1,042	127	103	4
Corporate debt securities	477	89	2,137	111
Bank debt securities	-	-	64	12
Marketable equity securities	1,475	131	-	-
Foreign government securities	-	-	113	18

Total	3,128	349	3,451	254

F - 27

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31, 2010
	Twelve months or longer		Less than twelve months
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Brazilian government securities	-	-	2,152	18
Brazilian sovereign bonds	212	57	200	67
Corporate debt securities	656	138	398	77
Bank debt securities	-	-	206	34
Marketable equity securities	2,002	360	1,125	308

Total	2,870	555	4,081	504

At December 31, 2009, the amortized cost of approximately R$6,579 available for sale securities exceed their fair value by R$603. Included in the R$603 of gross unrealized losses on available for sale securities at December 31, 2009, was R$254 of gross unrealized losses that have existed for less than one year and R$349 of gross unrealized losses that have existed for one year or longer.  Of the gross unrealized losses existing of one year or longer, R$127 or 36% is related to Brazilian sovereign bonds that based upon our analyses performed as described on Note 2(i), which have been applied to those securities the Organization believes that the unrealized losses for those securities result from market conditions and not from credit losses. Also the Organization has no intent to sell these securities and it is not more-likely-than-not that will be required to sell these securities before recovery at amortized cost. In addition, of the gross unrealized losses existing twelve months or longer, R$131, or 38%, is related to 5 available for sale equity securities primarily due to the overall decline in the market during 2008.

At December 31, 2010, the amortized cost of approximately R$6,951 available for sale securities exceed their fair value by R$1,059. Included in the R$1,059 of gross unrealized losses on available for sale securities at December 31, 2010, was R$504 of gross unrealized losses that have existed for less than one year and R$555 of gross unrealized losses that have existed for one year or longer.  Of the gross unrealized losses existing of one year or longer, R$57 or 10.3%  is related to Brazilian sovereign bonds and R$138 or 24.8% is related to corporate debt securities, that based upon our analyses performed as described in Note 2(i), the Organization believes that the unrealized losses for those securities result from market conditions and not from credit losses, and believes it is probable that it will recover its investment, given the credit rating of these securities is substantially between rate “BBB-” and “BBB+” for corporate debt securities and “BBB” (rating Brazil) for Brazilian sovereign bonds. Also the Organization has no intent to sell these securities and it is not more-likely-than-not that will be required to sell these securities before recovery at amortized cost. In addition, of the gross unrealized losses existing one year or longer, R$360, or 64.8%, and less than one year, R$308 or 61.1% is related to available for sale equity securities primarily due to the overall decline in the market at the end of 2010. The Organization intends to hold these securities in an unrealized loss position for a period of time sufficient to allow for an anticipated recovery in fair value or until maturity. The Organization has sufficient capital and liquidity to hold these securities until recovery in fair value or maturity. Based on the Organization’s evaluation of the factors and other objective evidence described above, the Organization believes that the securities are not other-than- temporarily impaired.

At December 31, 2009 and 2010 there were no securities issued by a single private company, or group of related companies, for which the fair value exceeded 10% of shareholders' equity.

Realized gains and losses on securities are calculated based on the average cost method. The components of gains and losses realized on available for sale securities were as follows:

	Year ended December 31,
	2008	2009	2010
Gross gains	1,120	916	972
Gross losses	(422)	(462)	(154)
Other-than-temporary impairment	(89)	(290)	(35)

Net gains	609	164	783

F - 28

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The amortized cost and fair value of available for sale securities, by maturity, were as follows:

	December 31,
	2009		2010
	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	863	932	2,208	2,215
Due after one year through five years	5,665	5,651	2,845	2,830
Due after five years through ten years	7,519	7,822	7,908	8,231
Due after ten years	17,192	18,739	18,773	21,746
No stated maturity (marketable equity securities)	3,304	4,090	4,512	4,826

Total	34,543	37,234	36,246	39,848

Available for sale securities presented above include securities pledged as collateral, that are not permitted by contract to be sold or repledged by counterparts, amounted to R$1,110  and R$306 at December 31, 2009 and 2010, respectively.

Additionally, available for sale securities presented as “Federal funds sold and securities purchased under agreements to resell” amount to R$34,092 at December 31, 2010, with a market value of R$34,133, and consist of Brazilian government securities (maturities between 1 and 10 years). At December 31, 2009 these securities amounted to R$3,221 with a market value of R$3,183.

6.       Held to Maturity Securities

The amortized cost and fair value of held to maturity securities were as follows:

	December 31, 2009
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	cost	Gains	Losses	value
Brazilian government securities	2,951	1,227	-	4,178
Brazilian sovereign bonds	856	110	-	966
Foreign government securities	76	-	-	76

Total	3,883	1,337	-	5,220

	December 31, 2010
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	cost	Gains	Losses	value
Brazilian government securities	3,283	1,541	-	4,824
Brazilian sovereign bonds	5	-	-	5
Foreign government securities	106	-	-	106

Total	3,394	1,541	-	4,935

F - 29

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The amortized cost and market value of held to maturity securities, by maturity, were as follows:

	December 31,
	2009		2010
	Amortized cost	Fair value	Amortized cost (1)	Fair value (1)
Due in one year or less	90	90	106	106
Due after one year through five years	905	1,005	316	322
Due after five years through ten years	242	255	-	-
Due after ten years	2,646	3,870	2,972	4,507

Total	3,883	5,220	3,394	4,935

(1) Does not include  held to maturity securities presented as "Federal funds sold and securities purchased under agreements to resell" in the amount of R$809, with a market value of R$867.

At December 31, 2009, we recorded securities pledged as collateral in our portfolio of held to maturity securities, that are not permitted by contract to be sold or repledged by counterparts, in the amount of R$14. At December 31, 2010, there were no securities pledged as collateral in our portfolio of held to maturity securities.

At December 31, 2009 there were no securities presented as “Federal funds sold and securities purchased under agreements to resell”. At December 31, 2010, held to maturity securities presented as “Federal funds sold and securities purchased under agreements to resell” in the amount of R$809, with a market value of R$867 comprise mainly Brazilian sovereign bonds (maturities from 1 to 10 years).

The following table sets out our securities by denomination:

	December 31,
	2009		2010
	Amortized cost	Percentage	Amortized cost	Percentage
Brazilian currency (reais)	2,951	76%	3,283	97%
Indexed to and denominated in foreign currency	932	24	111	3
	3,883	100%	3,394	100%

7.       Loans

The table below presents performing outstanding loans and leases at December 31, 2009 and 2010:

	December 31,
	2009	2010
Commercial:
Industrial and others	62,886	78,905
Import financing	3,824	4,163
Export financing	18,137	21,543
Leasing	19,787	15,277
Construction	4,201	4,179
Individuals:
Overdraft	2,604	3,367
Real estate	2,640	5,900
Financing (1)	36,604	52,247
Credit card	3,452	5,000
Rural credit	11,661	13,516
Foreign currency loans	2,958	5,020
Public sector	88	84
Non-performing loans	11,092	10,082
Total loans	179,934	219,283

(1) Consisting primarily of automobile financing and direct consumer financing.

F - 30

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The table below presents total outstanding loans and leases at December 31, 2009 and 2010 and an age analysis:

	December 31, 2009
	30 to 59 days Past Due	60 to 89 days Past Due (1)	Greater than 90 days (1)	Total Past Due	Current	Total Loan Portfolio

Commercial:
Industrial and others	560	510	2,494	3,564	62,326	65,890
Import financing	-	-	10	10	3,824	3,834
Export financing	-	10	314	324	18,137	18,461
Leasing	35	296	1,384	1,715	19,752	21,467
Construction	1	6	19	26	4,200	4,226
Individuals:
Overdraft	172	56	340	568	2,432	3,000
Real estate	11	34	58	103	2,629	2,732
Financing	242	639	2,951	3,832	36,362	40,194
Credit card	121	201	1,462	1,784	3,331	5,115
Rural credit	50	18	290	358	11,611	11,969
Foreign currency loans	25	-	-	25	2,933	2,958
Public sector	-	-	-	-	88	88
Total	1,217	1,770	9,322	12,309	167,625	179,934

	December 31, 2010
	30 to 59 days Past Due	60 to 89 days Past Due (1)	Greater than 90 days (1)	Total Past Due	Current	Total Loan Portfolio

Commercial:
Industrial and others	523	536	2,241	3,300	78,382	81,682
Import financing	-	-	-	-	4,163	4,163
Export financing	-	3	137	140	21,543	21,683
Leasing	37	168	917	1,122	15,240	16,362
Construction	1	1	52	54	4,178	4,232
Individuals:
Overdraft	584	57	369	1,010	2,783	3,793
Real estate	13	36	51	100	5,887	5,987
Financing	254	587	2,628	3,469	51,993	55,462
Credit card	-	336	1,675	2,011	5,000	7,011
Rural credit	43	18	270	331	13,473	13,804
Foreign currency loans	-	-	-	-	5,020	5,020
Public sector	-	-	-	-	84	84
Total	1,455	1,742	8,340	11,537	207,746	219,283
(1) Amounts recorded as non-accrual.

For December 31, 2009 and 2010, there was no interest income recorded related to 60 days or more past due loans.

Credit Quality Indicators

The Organization monitors credit quality based on a methodology of credit risk evaluation which, in addition to providing the institution with the minimum parameters for credit concession and risk management, promotes the determination of credit procedures that are differentiated by the customer's characteristics and capacity. Thus it provides a base for correct pricing and the determination of guaranties adapted to each circumstance.

Risk ratings for legal entities are based on standardized statistical and discriminant procedures, and on quantitative and qualitative information.

F - 31

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

For individuals, credit ratings are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

Classifications are monitored semiannually in order to preserve the quality of the credit portfolio.

The risk classification adopted on the basis of the customers' capacity of honoring their commitments is shown below:

Internal Rating		Organization classification
1.	AA1	Low risk
2.	AA2
3.	AA3
4.	A1
5.	A2
6.	A3
7.	B1
8.	B2
9.	B3
10.	C1
11.	C2
12.	C3
13.	D	Medium risk
14.	E	High risk
15.	F
16.	G
17.	H

The table below presents credit quality indicators related to the Organization’s loans at December 31, 2009 and 2010:

	December 31, 2009
	Low risk	Medium risk	High risk	Total
Corporate	77,226	2,045	757	80,028
Large entities	54,195	1,549	560	56,304
Small and medium entities	23,031	496	197	23,724
Retail	88,025	8,818	3,063	99,906
Credit card	3,859	238	363	4,460
Financing(1)	26,559	1,477	522	28,558
Prime(2)	4,838	340	91	5,269
Retail - entities	28,633	3,273	937	32,843
Retail - individuals	24,136	3,490	1,150	28,776
Total	165,251	10,863	3,820	179,934

(1) Primarily financing and leasing for vehicles .

(2) Include loans to individual clients who either have a monthly income of at least R$6 thousand or R$70 thousand available for immediate investment.

F - 32

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	December 31, 2010
	Low risk	Medium risk	High risk	Total
Corporate	94,802	2,105	933	97,840
Large entities	64,371	1,585	753	66,709
Small and medium entities	30,431	520	180	31,131
Retail	108,554	9,613	3,276	121,443
Credit card	3,582	412	783	4,777
Financing(1)	26,432	1,223	344	27,999
Prime (2)	7,211	365	87	7,663
Retail - entities	39,966	3,373	951	44,290
Retail - individuals	31,363	4,240	1,111	36,714
Total	203,356	11,718	4,209	219,283

(1) Primarily financing and leasing for vehicles

(2) Include loans to individual clients who either have a monthly income of at least R$6 thousand or R$70 thousand available for immediate investment.

8.       Allowance for Loan Losses

The table below summarizes the changes in the allowance for credit losses for 2008, 2009 and 2010:

	2008	2009	2010
Allowance for credit losses:
Beginning balance	7,769	10,318	14,572
Provision	6,651	10,822	5,769
Charge-offs	(5,345)	(8,264)	(7,897)
Recoveries	1,243	1,696	2,679
Ending balance	10,318	14,572	15,123

Allowance for loan losses:
Individually evaluated for impairment	538	552	642
Collectively evaluated for impairment	9,780	14,020	14,481
Ending balance	10,318	14,572	15,123
Loans:
Individually evaluated for impairment	1,208	2,170	2,775
Collectively evaluated for impairment	173,627	177,764	216,508
Total	174,835	179,934	219,283

Allowance for credit losses by segment:
Corporate segment	1,288	1,673	1,459
Retail segment	9,030	12,899	13,664
Total	10,318	14,572	15,123
Loans by segment:
Corporate segment	83,704	80,028	97,840
Retail segment	91,131	99,906	121,443
Total	174,835	179,934	219,283
Allowance for credit losses/Loan portfolio (%)	5.9%	8.1%	6.9%

F - 33

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The following table present impaired loans related to the organization’s portfolio classes at December 31, 2009 and 2010.

	December 31, 2009
	Recorded investment	Unpaid principal balance (1)	Related allowance	Average recorded investment
Corporate	1,630	2,021	521	1,313
Large entities	1,327	1,656	413	1,063
Small and medium entities	303	365	108	250
Retail	64	124	31	84
Credit card	1	10	1	1
Financing	11	11	11	6
Prime	3	3	1	12
Retail - entities	15	62	8	15
Retail - individuals	34	38	10	50

With no related allowance recorded
Corporate	424	426	-	261
Large entities	228	228	-	152
Small and medium entities	196	198	-	109
Retail	52	59	-	31
Retail - entities	15	22	-	13
Retail - individuals	37	37	-	18
Total	2,170	2,630	552	1,689

(1)     Represents the contractual amount of principal owed at December 31, 2010 and 2009. The unpaid principal balance differs from the recorded investments mainly due to the charge-offs, which are not considered to calculate the unpaid principal balances.

	December 31, 2010
	Recorded investment	Unpaid principal balance (1)	Related allowance	Average recorded investment
Corporate	1,681	2,045	606	1,656
Large entities	1,363	1,578	494	1,345
Small and medium entities	318	467	112	311
Retail	80	158	36	72
Credit card	1	18	1	1
Financing	-	9	-	6
Prime	5	6	1	4
Retail - entities	21	69	13	18
Retail - individuals	53	56	21	43

With no related allowance recorded
Corporate	914	916	-	669
Large entities	718	718	-	473
Small and medium entities	196	198	-	196
Retail	100	101	-	76
Credit card	18	18	-	9
Retail - entities	35	36	-	25
Retail - individuals	47	47	-	42
Total	2,775	3,220	642	2,473

(1)     Represents the contractual amount of principal owed at December 31, 2010 and 2009. The unpaid principal balance differs from the recorded investments mainly due to the charge-offs, which are not considered to calculate the unpaid principal balances.

At December 31, 2009 and 2010, the recorded investment in loans for which impairment has been recognized in accordance with ASC 310 totaled R$2,170, and R$2,775, respectively, of which R$1,377, and R$1,761, related to loans with a corresponding valuation allowance of R$552, and R$642, respectively. For the year ended December 31, 2010, the average recorded investment in impaired loans was approximately R$2,473. For 2008, 2009 and 2010, interest income recognized on impaired loans was immaterial. At December 31, 2008, 2009 and 2010, we had non-accrual loans of R$7,178, R$11,092 and R$10,082, respectively.

F - 34

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

9.       Equity Investees and Other Investments

		December 31,
Company	2010	2008	2009		2010
	Voting ownership %	Equity in earnings (losses)	Investment	Equity in earnings (losses)	Shareholders´ Equity	Net income (losses)	Investment	Equity in earnings (losses)
BES Investimentos do Brasil S.A.	20.00	7	64	11	473	65	68	8
BIU Participações S.A. (1)	33.84	17	25	27	304	75	72	45
Cielo S.A.(2)	28.65	573	247	492	1,223	1,768	767	514
Cia. Brasileira de Soluções e Serviços – Visavale(2)	45.89	13	28	11	220	88	167	20
Fidelity Processadora e Serviços S.A.	49.00	(4)	122	10	471	11	231	5
Cia. Brasileira de Gestão e Serviços S.A.	41.85	(9)	36	1	92	5	39	2
Integritas Participações S.A. (3)	22.32	-	410	92	697	99	432	26
Odontoprev S.A.(4)	43.50	-	1,045	-	560	84	975	37
Other Investments (5)	-	-	307	-	-	-	363	(118)

Total		597	2,284	644			3,114	539

(1)   BIU had as of December 31, 2010 a 24.39% participation in Serasa.

(2)   On April, 2010, the Organization increased its participation in Cielo S.A., corresponding to 2.09% of the capital, in the amount of R$ 432, with goodwill of R$ 408. On July, 2010 the Organization increased its participation in Companhia Brasileira de Soluções e Serviços – CBSS, corresponding to 10.67% of the capital, in the amount R$ 141, with goodwill of R$ 124.

(3)   Investment acquired in January 2009, through our subsidiary Bradesco Seguros S.A., for the amount of R$342, generating goodwill in the amount of R$287.

(4)   See Note 1(c).

(5)   Including mainly our investments in preferred shares of IRB- Brasil Resseguros S.A - 42.5% and CPM Braxis S.A – 20.2%, as well as other investments.

As of December 31, 2010 with exception of Cielo S.A. and Odontoprev S.A., the above investments were not regularly traded on any stock exchange. The fair value of our investments in Cielo and Odontoprev, based on the market price, amount to R$5,259 and R$1,933, respectively.

Dividends, including interest on shareholders’ capital, received from the equity investees above were as follows:

	Year ended December 31,

	2008	2009	2010
Cielo S.A.	537	459	428
Biu Paricipações S.A.	18	2	-
Odontoprev S.A.	-	-	22
Others	8	15	8
Total	563	476	458

10.    Premises and Equipment, Net

	December 31,
	2009	2010
Furniture and equipment	1,959	2,057
Leased equipment	2,265	2,229
Data processing equipment	1,944	1,847
Development and acquisition costs of software	1,314	1,798
Leasehold improvements	1,181	1,401
Buildings	781	795
Land	433	432
Vehicles	31	34
Others	9	4
Less: accumulated depreciation and amortization	(5,087)	(5,171)
Total	4,830	5,426

F - 35

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Depreciation and amortization expense were R$881, R$1,053 and R$1,267 for the years ended December 31, 2008, 2009 and 2010, respectively.

We have entered into leasing agreements, primarily related to data processing equipment, which are accounted for as capital leases. Under this accounting method both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with our normal depreciation policy of owned assets.

In 2002 and 2003, certain bank branches were sold through public auctions as part of a disposal program. These comprised cash transactions or installment sales financed by the Organization. There were no sales of bank branches through public auctions in 2009 and 2010.

At the same time, these branches were leased to us for the purpose of continuing our business operations and were accounted for mostly as operating leases. Only the financed sales were maintained as fixed assets, reflecting the possibility of repossession in the event of default by the purchaser. In 2009 all of the contracts of financings were paid.

11.    Goodwill and Other Intangible Assets

(a)     Goodwill

The changes in the carrying amount of goodwill as a result of our acquisitions (Note 1 (b)) for the year ended December 31, 2009 and 2010 are as follows:

	Segments

Banking

Insurance, pension plans and certificated savings plans

			Total
Balance as of December 31, 2008	1,205	81	1,286
Tax benefit on realization for tax purposes of tax deductible goodwill on acquisitions	(52)	-	(52)
Balance as of December 31, 2009	1,153	81	1,234

Tax benefit on realization for tax purposes of tax deductible goodwill on acquisitions	(51)	-	(51)
Balance as of December 31, 2010	1,102	81	1,183

The banking segment and the insurance, pension plans and certificated savings plans, in which we allocated the acquisitions, is tested annually for impairment of goodwill. We did not identify any impairment losses to be recorded in 2009 and 2010.

F - 36

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(b)     Other intangible assets

The net carrying amount of finite-lived intangible assets for the year ended December 31, 2009 and 2010 are as follows:

Segments

Banking

Insurance, pension plans and certificated savings plans

Total

Balance at January 1, 2009	3,138	-	3,138
Acquisition of Ibi	812	-	812
Acquisition of rights for rendering banking services	390	-	390
Impairment	(37)	-	(37)
Amortized during the year	(660)	-	(660)
Balance as of December 31, 2009	3,643	-	3,643
Acquisition of Ibi México	32	-	32
Acquisition of rights for rendering banking services	910	-	910
Impairment	(17)	-	(17)
Amortized during the year	(916)	-	(916)
Balance as of December 31, 2010	3,652	-	3,652

The following table presents the gross carrying value and accumulated amortization for finite-lived intangible assets subject to amortization:

	December 31, 2009		December 31, 2010
	Gross carrying value	Accumulated amortization	Gross carrying value	Accumulated amortization
Customer relationship (including core deposits)	6,709	3,873	7,602	4,762
Exclusive access to customers	812	5	844	32
Total Intangible assets	7,521	3,878	8,446	4,794

The aggregate amortization expense was R$802, R$660 and R$916 for 2008, 2009 and 2010, respectively.

The estimated amortization expense for the next five years is as follows:

For the year ended December 31,	Amortization expense
2011	926
2012	713
2013	445
2014	398
2015	367

F - 37

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

12.    Other Assets

	December 31,
	2009	2010
Deferred tax assets	9,674	11,670
Credit card operations	10,661	13,121
Restricted escrow deposits for taxation and labor matters	5,676	7,369
Taxes available for offset	2,366	1,741
Insurance premiums receivable	2,305	2,009
Negotiation and intermediation of securities	1,173	866
Advances to FGC (Deposit Garantee Association)	715	533
Deferred policy acquisition costs (1)	462	547
National property system	490	508
Securitization of credit card bill receivables (Note 14 (d))	111	36
Prepaid expenses	279	244
Foreclosed assets, net	457	414
Restricted cash (2)	43	41
Other	4,791	4,254
Total	39,203	43,353

(1) Commissions paid to insurance brokers on trade of insurance products, private pension plans and certificated savings plans. (2) See Note 14(d).

13.    Short-term Borrowings

	December 31,
	2009	2010
Import and export financings	4,761	3,673
Commercial paper	3,214	4,062
Other	1	-
Total	7,976	7,735

Import and export financings represent credit lines available to finance imports and exports by Brazilian companies, typically denominated in foreign currency.

At December 31, 2010 interest rates applicable to short-term borrowings were between 0.54% and 0.98% per annum (2009 – 0.14% and 1.28%) for import and export financings, and 0.55% and 3.48% per annum (2009 – 0.14% and 4.37%) for commercial paper. Average borrowing rates in 2009 and 2010 were 1.94% and 1.59% per annum, respectively.

In 2010 we have recognized as interest expense of short-term borrowings a net interest income in the total amount of R$188 due to the impact of the appreciation of the real against the U.S. dollar in the period. In 2009, we recorded as interest expense, the amount of R$(2,197), due to the impact of the appreciation of the real against the U.S. dollar in the period. In 2008, we recorded as interest expense an amount of R$ 4,899, due to the impact of the depreciation of real against the U.S. dollar in the period. Our short-term borrowings are mainly denominated in US dollars.

F - 38

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

14.    Long-term Debt

	December 31,
	2009	2010
Local onlendings	20,908	40,497
Subordinated notes	22,795	26,116
Non-convertible debentures	740	743
Debt issued under securitization of payment orders and credit card bill receivables (Note 14 (d))	4,220	3,850
Euronotes	237	1,662
Mortgage notes	899	1,277
Obligations under capital leases	988	831
Foreign currency loans	30	261

Total	50,817	75,237

(a)     Local onlendings

Local onlendings represent amounts borrowed from Brazilian agencies for loans to Brazilian entities that invest primarily in premises and equipment. Such amounts are due in monthly installments through 2034 and bear fixed interest between 2.25% and 21.10% per annum, plus variable interest based on the Taxa de Juros de Longo Prazo (Federal Government long-term interest rate determined on a quarterly basis, or "TJLP") and Taxa Referencial de Juros (reference interest rate, or “TR”) respectively. These borrowings are primarily from Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Economic and Social Development Bank) and Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais - FINAME (National Industrial Equipment Finance Authority) in the form of credit lines.

(b)     Subordinated notes

	Original			December 31,
Maturity/date	term (in years)	Currency	Interest %	2009(1)	2010(1)
2011	5	R$	102.5% CDI(1) – 104% CDI(2)	6,979	7,685
2011	10	US$	10.25%	261	249
2012	5	R$	103% CDI(2) or 100% CDI(2) + (0.344% to 0.4914%) or IPCA + (7.102% - 7.632%)	4,153	4,589
2012	10	R$	100% DI-CETIP or 100% CDI(2) + (0.75% - 0.87%) or 101% CDI(2) – 102.5%CDI(2)	4,689	5,164
2013	5	R$	100% CDI(2) + (0.344% - 1.0817%) or IPCA + (7.74% - 8.20%)	701	780
2014	6	R$	112% CDI(2)	1,132	1,256
2015	6	R$	108.0% and 112% CDI(2) or IPCA + (6.92% - 8.55%)	1,362	1,538
2016	6	R$	IPCA + (7.1292%)	-	1
2019	10	R$	IPCA + (7.76%)	-	24
2012	10	Yen	4.05%	236	364
2013	10	US$	8.75%	878	827
2014	10	EUR	8.00%	567	504
2019	10	US$	6.75%	1,313	1,278
2021	11	US$	5.90%	-	1,857
No stated maturity(3)		US$	8.87%	524	-
Total				22,795	26,116

(1)       Includes interest not yet paid of the amount R$ 6,915 and 8,950 at 2009 and 2010, respectively.

(2)       Brazilian benchmark interest rate.

(3)       On June 2005, perpetual subordinated debt was issued in the amount of US$300. With interest paid on a quarterly basis as from September 2005.

F - 39

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(c)     Non-convertible debentures

				December 31,
Maturity/date	Original term years	Currency	Interest %	2009	2010
2011	6	R$	104% - CDI	740	743

Total				740	743

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

Proceeds from sale of current and future flows of payment orders and credit cards bills received by the SPF entities are required to be maintained in a specified bank account until a certain minimum level is achieved. The amount subject to restricted withdrawal in the amount of R$43 in 2009 and R$41 in 2010 is considered "Restricted Cash" and presented in “Other Assets” in our consolidated balance sheet.

The following table summarizes the main characteristics of debt issued by the SPF entities:

				December 31,
Asset securitized	Maturity/date	Currency	Annual rate - %	2009	2010
Payment orders(1)	2010	US$	6.75	41	-
Payment orders(1)	2012	US$	4.69	77	48
Payment orders(1)	2014	US$	0.50 - 2.22	1,690	1,336
Payment orders(1)	2015	US$	1.12	1,948	854
Payment orders(1)	2017	US$	0.92 - 5.00	132	1,449
Payment orders(1)	2020	US$	5.20	88	85
Credit card bills(2)	2011	US$	5.69	244	78
Total				4,220	3,850

(1)      If the SPF entity fails to make a timely payment of accrued interest and/or principal, the investors have the benefit of a financial guarantee insurance policy provided by an unrelated insurance company.

(2)      The majority of the securities issued will be repaid through the future flows of credit card bills provided by us, whereas the remaining securities will be repaid by the beneficiary designated bank (Banco do Brasil S.A.). Therefore, since the SPF entity was consolidated in our financial statements, we have recorded, Banco do Brasil. portion, R$36 as securitization of credit card bill receivables in “Other assets” as of December 31, 2010 (December 31, 2009 – R$111).

F - 40

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(e)     Euronotes

		Range of annual	December 31,
Maturity/date	Currency	coupon rates - %	2009	2010
2010	R$	14.80	237	-
2011	US$	3.12 – 4.10	-	17
2012	US$	3.12 – 4.10	-	417
2013	US$	3.12 – 4.10	-	1,228
Total			237	1,662

(f)      Mortgage notes

Mortgage notes are generally issued with maturities up to one year and bear interest rates of TR plus interest between 8.50% and 10.50% p.a.

(g)     Long-term debt maturity

	December 31,
	2009	2010
From 1 to 90 days	2,197	7,800
From 91 to 180 days	1,897	4,257
From 181 to 360 days	5,206	9,997
From 1 to 3 years	26,841	34,239
From 3 to 5 years	7,639	10,737
Over 5 years	6,513	8,207
No stated maturity(1)	524	-

Total	50,817	75,237

(1) Redeemed in 2010.

15.    Other Liabilities

(a)                Breakdown of other liabilities

	December 31,
	2009	2010
Litigation (Note 25 (b))	10,835	13,281
Credit card operations	9,158	10,730
Certificated savings plans	3,024	3,724
Unpaid claims and claim adjustment reserves (Note 15 (b))	3,948	4,322
Payment orders to be settled	2,687	3,185
Interest on shareholders’ capital payable	1,688	2,158
Negotiation and intermediation of securities	1,539	1,487
Taxes on income	1,219	1,936
Labor related liabilities	1,488	1,702
Foreign exchange portfolio, net	498	640
Social security program reserve	270	269
Taxes other than on income	320	543
Collection of third-party taxes, social contributions and other	364	377
Deferred tax liabilities	218	2,940
Others	7,516	6,943

Total	44,772	54,237

F - 41

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(b)                Changes in unpaid claims and claim adjustment reserves

	December 31,
	2008	2009	2010
Balance at the beginning of the year	2,738	3,052	3,948
( - ) Reinsurance recoverables(1)	(530)	(513)	(622)
Net balance at January 1	2,208	2,539	3,326
Incurred related to:
current year	7,162	8,490	9,480
prior years	555	807	824
Total incurred	7,717	9,297	10,304
Payments related to:
current year	5,244	6,488	6,740
prior years	2,142	2,022	3,156
Total payments	7,386	8,510	9,896
Net balance at December 31	2,539	3,326	3,734
( + ) Reinsurance recoverables(1)	513	622	588
Balance at the end of the year	3,052	3,948	4,322

(1) Reinsurance recoverables are recorded as “Insurance premiums receivable” in “Other assets”.

16.    Income Tax and Social Contribution

We and each of our subsidiaries file separate company tax returns for each fiscal year. Income taxes in Brazil comprise federal income tax (rate of 15% plus an additional 10%) and social contribution (current rate of 15%), which is an additional federal tax, applicable to all periods presented.

On January, 2008, the Brazilian Government increased the social contribution rate for companies of the financial sector, from 9% to 15%.  Financial Institutions have collected the social contribution at a rate of 15% since May 1, 2008.

The amounts reported as income tax expense in the consolidated financial statements are reconciled to the statutory rates as follows:

	Years ended December 31,

2008

2009

2010

Income before income tax and social contribution	6,748	13,669	15,180
Adjusted for: equity in earnings of unconsolidated companies	(597)	(644)	(539)
Adjusted tax basis	6,151	13,025	14,641
Tax expense at statutory rates	(2,460)	(5,210)	(5,856)
Non deductible expenses/(non-taxable income)	(15)	22	(323)
Tax benefit on interest attributed to shareholders’ capital paid	783	853	986
Non-deductible exchange gains/(losses) on foreign assets	803	(673)	(520)
Effect of changes in tax laws and rates on deferred tax	1,240	340	131
Others	50	248	154

Income tax expense	401	(4,420)	(5,428)

F - 42

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The major components of the deferred tax accounts in the consolidated balance sheet are as follows:

	December 31,
	2009	2010
Provisions not currently deductible, mainly allowance for loan losses and contingencies	13,767	15,265
Tax loss carryforwards	1,160	768
Other temporary differences	387	106

Total gross deferred tax assets	15,314	16,139

Allowance for non-realization	(46)	-

Total deferred tax assets	15,268	16,139

Temporary non-taxable gains, mainly relating to mark-to-market adjustment on securities, derivative financial instruments	1,520	2,846
Temporary non-taxable gains, mainly relating to leasing	2,996	2,925
Other temporary differences	1,296	1,638

Total deferred tax liabilities	5,812	7,409

Net deferred tax asset, included in other assets (Note 12 and Note 15a)	9,456	8,730

Net deferred income taxes include Brazilian tax loss carryforwards, which have no expiration dates, available for offset against future taxable income. Carryforward losses are available for offset within any year up to 30% of annual income before taxes, determined in accordance with Brazilian Tax Rules. For tax loss carryforwards recorded by subsidiaries or foreign branches there is no limit as to offsetting.

A reconciliation of the beginning and end balances of tax disputes initiated by Bradesco relating to the constitutionality and legality of certain taxes charged by the Brazilian Government related to IRPJ and CSLL taxes, which were paid or provisioned and for which the related potential tax benefits were recognized are as follows:

	December, 31
	2008	2009	2010
Balance at the beginning of the year	2,977	3,229	1,683
Provision and Indexation charges	289	414	327
Payments	-	(215)	-
Reversal	(37)	(1,745)	(221)
Balance at the end of the year	3,229	1,683	1,789

The above balance at the end of the year represents the amount of unrecognized tax benefits reported in “Tax litigation” (see Note 25 (c)) that if recognized, would favorably affect the effective tax rate in future periods (except interest accrued and penalties).

We recognize interest accrued and penalties related to unrecognized tax benefits as liabilities and expense, which includes the total amount of R$257 and R$120 for the years ended December 31, 2009 and 2010, respectively in other non-interest expense. The Organization recorded a liability of R$724 and R$697 for the payment of the interest and penalties accrued at December 31, 2009 and 2010, respectively.

Bradesco is involved in several tax disputes, including judicial lawsuits and administrative proceedings, mainly relating to the constitutionality and legality of certain taxes imposed on us by the Brazilian government, among which the most relevant are related to: (i) lawsuit to allow the deduction, for purposes of determination of the calculation basis of due IRPJ and CSLL, of the amount of the effective and definite losses, total or partial, suffered from 1997 to 2009, in the reception of credits, regardless of the compliance with the conditions and terms provided for in articles 9 to 14 of Law nº 9,430/96 which only apply to the provisory losses, in the amount of R$743; and (ii) lawsuit to calculate and pay income tax due from 1997 on, without adding CSLL to the respective calculation basis, set forth on article 1 of Law nº 9,316/96, once this contribution represents a real mandatory expense of the company in the amount of R$546.

F - 43

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

During the fiscal year 2010, Bradesco continued utilizing the amnesty process, set forth by Law nº 11,941/09, including law suits in the process resulting in reduced obligations payable in installments.

17.    Shareholders' Equity

(a)     Capital and shareholders' rights

(i)         Capital

The Special Shareholders’ Meeting held on January 4, 2008 resolved to increase the capital stock by R$1,200, increasing it from R$19,000 to R$20,200, by means of the issuance of 27,906,977 new shares, all non-par, registered, book-entry shares, 13,953,489 of which are common shares and 13,953,488 are preferred shares.

The Special Shareholders’ Meeting held on March 24, 2008 resolved to increase the capital stock in the amount of R$2,800, raising it from R$20,200 to R$23,000, by using part of the balance of “Profit Reserves– Statutory Reserve,” attributing to the Organization’s shareholders, free of charge, as a bonus, one (1) new share of the same type for each two (2) shares owned. 1,023,288,867 non-par, registered, book-entry shares were issued, 511,644,460 of which are common shares and 511,644,407 are preferred shares.

The Special Shareholders’ Meeting held on October 29, 2009, it was approved the merger of all of shares representing the Banco Ibi S.A. capital stock into Bradesco, became Bradesco’s wholly-owned subsidiary, upon the capital increase in the amount of R$1,368, from R$23,000 to R$24,368, with the issuance of 45,662,775 new shares, all non-par, registered, book-entry shares, 22,831,389 of which are common shares and 22,831,386 are preferred shares. Too approved the capital stock increase by R$132, from R$24,368 to R$24,500, upon the capitalization of reserves, without the issue of shares.

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

The Special General Meeting held on June 10, 2010 voted in favor of a capital increase of R$ 2,000, taking capital stock from R$ 26,500 to R$ 28,500 by capitalizing part of the balance of the "Income Reserve - Statutory Reserves" account in compliance with Article 169 of Law 6404/76, with a share bonus of 10% through the issue of 342,040,948 new book-entry registered shares without par value, of which 171,020,483 were common and 171,020,465 preferred shares, allocated to shareholders free of charge as bonus shares in the proportion of one (1) new share for every ten (10) shares held of the same class, benefiting shareholders already registered with the Bank by July 13, 2010.

The Special General Meeting held on December 17, 2010 voted in favor of a share capital increase of R$ 1,500, taking share capital from R$ 28,500 to R$ 30,000 by issuing 62,344,140 new book-entry registered shares without par value, of which 31,172,072 were common and 31,172,068 preferred shares, at the price per share of R$ 24.06 through private subscription by shareholders in the period from December 29, 2010 through January 31, 2011, in the proportion of 1.657008936% of their holdings owned on the date of the meeting, was paid in cash on February 18, 2011.

All shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco's annual net income as stated in the statutory accounting records adjusted for transfers to and from reserves. None of our outstanding obligations are exchangeable or convertible into equity securities and as a result, diluted earnings per share do not differ from net income per share.

F - 44

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

At December 31, 2010, Bradesco's outstanding capital consists of 1,880,830,018 voting common shares and 1,881,225,123 non-voting preferred shares with no par value. Preferred shares carry no voting rights but have priority over common shareholders in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and the right to receive a minimum dividend per-share 10% greater than that distributed per-share to common shareholders.

At the same time as the transaction in the Brazilian Market, and in the same proportion, holders of American Depositary Receipts (ADRs) on American and European stock markets (NYSE and Latibex) received bonus shares, and shares continued to be traded in their respective markets.

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

(c)     Unappropriated retained earnings

Any income remaining after the distribution of dividends on the statutory records of the Organization and appropriations to statutory reserves is transferred to the reserve for future investments. Such reserve may be distributed in the form of dividends upon approval of the shareholders.

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

F - 45

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

(e)       Comprehensive Income

	Year ended December 31,
	2008	2009	2010

Net income reported in statement of income	7,149	9,249	9,752
Unrealized holding gains (losses) arising during the period:
Unrealized gains (losses) on available for sale securities	(2,718)	3,098	1,835
Less reclassification adjustment for (gains) losses on available for sale securities included in net income	(609)	(449)	(783)
Defined benefit plans	21	(27)	(54)
Foreign currency translation	-	-	(12)
Other comprehensive income before tax	(3,306)	2,622	986
Gains (losses) on income tax related to items of other comprehensive income	1,503	(1,372)	(239)
Other comprehensive income (loss), net of tax	(1,803)	1,250	747
Total Comprehensive income	5,346	10,499	10,499
Comprehensive income attributable to non-controlling interest	(131)	(33)	(90)
Comprehensive income attributable to Parent Company	5,215	10,466	10,409

 (f) Accumulated other comprehensive income is as follows:

	Year ended December 31,
	2008	2009	2010
Balance at the beginning of the year	1,888	85	1,335
Current period change:
Unrealized gains (losses) on available for sale securities. net of taxes	(1,810)	1,266	787
Defined benefit plans, net of taxes	7	(16)	(33)
Foreign currency translation, net of taxes	-	-	(7)
Balance at the end of the year	85	1,335	2,082

18.    Fee and Commission Income

	Years ended December 31,
	2008	2009	2010
Fees charged on checking account services	1,794	1,497	1,471
Asset management fees	1,826	1,587	1,796
Collection fees	959	984	1,043
Credit card fees	1,696	1,972	2,607
Fees for receipt of taxes	219	235	263
Financial guarantees	330	559	664
Consortium management	318	351	433
Other(1)	1,855	2,196	2,665
Total	8,997	9,381	10,942

(1) None of the items included in “other” is significant on an individual basis.

F - 46

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

19.    Administrative Expenses

	Years ended December 31,
	2008	2009	2010
Third-party services	2,281	2,769	3,409
Financial system services	831	647	661
Communication	1,052	1,176	1,370
Transport	553	528	629
Rents	453	530	548
Advertising and publicity	610	562	757
Maintenance and repairs	373	381	429
Data processing	440	615	711
Office supplies	200	217	284
Water, electricity and gas	180	196	207
Other	315	590	795

Total	7,288	8,211	9,800

20.    Other Non-Interest Income and Expenses

	Years ended December 31,
	2008	2009	2010
Other non-interest income:
Net gains in foreign exchange transactions	488	54	6
Recovery of expenses	59	68	75
Gain (losses) on sale of foreclosed assets, unconsolidated investments and premises and equipment, net (1)	165	3,238	194
Other (3)	1,443	1,982	1,682
Total non-interest income	2,155	5,342	1,957
Other non-interest expense:
Taxes on services, income and other taxes	1,816	2,552	2,580
Litigation(2)	635	1,267	748
Monetary variation and exchange loss, net	210	353	260
Branch network losses	165	164	186
Credit card bonus	196	274	263
Asset management expenses	34	68	46
Other(3)	3,613	1,969	4,430
Total non-interest expenses	6,669	6,647	8,513

(1)   In 2009, we recorded a gain mainly from the partial sale of our investments in Cielo S.A. in the amount of R$2,410 and R$732 related to the exchange of equity interest on Odontoprev S.A. (Note 1(c)).

(2)   Excludes litigation expenses in relation to labor and tax expenses, registered in personnel expenses and current expenses on taxes , respectively.

(3)   None of the items included in “other” is significant on an individual basis.

21.    Fair Value Disclosures

The fair market values of financial instruments are measured in accordance with ASC 820, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants, also referred to as exit price. Also in accordance with ASC 820, we categorize its financial instruments, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below. Trading assets, derivative assets and liabilities and available for sale debt and marketable equity securities are carried at fair value in accordance with accounting literature, including ASC 320, “Investments in Debt and Equity Securities” and ASC 815. The fair value of collateral for impaired loans depends whether there is an observable market price.

F - 47

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Trading Assets and Available-for-Sale Securities

The fair values of trading assets and liabilities and available for sale securities are primarily based on actively traded markets where prices are based on either direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of trading assets or liabilities and available for sale securities. Level 1 securities included highly liquid equity securities, mutual funds, Brazilian government securities as well certain foreign government securities. Level 2 include Brazilian government securities for which market price quotes may not be readily available. The fair value of these instruments are estimated based on quoted prices for similar assets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets. We also use pricing models or discounted cash flow methodologies. Situations of illiquidity generally are triggered by the market’s perception of credit uncertainty regarding a single company or a specific market sector. In these instances the securities are classified within level 3 of the valuation hierarchy once the fair value is determined based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets as well as other factors which require significant management judgment or estimation.

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

F - 48

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Recurring Fair Value

Assets and liabilities measured at fair value on a recurring basis.

December 31, 2009

Assets	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	14,772	-	-	14,772

Brazilian Central Bank compulsory deposits	14,772	-	-	14,772

Mutual funds	50,677	-	-	50,677
Brazilian government securities	10,784	-	-	10,784
Corporate debt and equity securities	1,859	-	3,123	4,982
Brazilian sovereign bonds	35	-	-	35
Bank debt securities	2,870	-	1,969	4,839
Foreign government securities	82	-	-	82

Trading securities	66,307	-	5,092	71,399

Derivative financial instruments	-	1,336	35	1,371
Derivative financial instruments (liabilities)	-	(512)	(19)	(531)

Derivative financial instruments	-	824	16	840

Brazilian government securities	25,867	13	96	25,976
Corporate debt securities	2,719	-	1,644	4,363
Brazilian sovereign bonds	1,472	-	-	1,472
Bank debt securities	1,131	-	72	1,203
Equity Securities	4,090	-	-	4,090
Foreign government securities	130	-	-	130

Available-for-sale securities	35,409	13	1,812	37,234
Total Assets at Fair Value	116,488	837	6,920	124,245

December 31, 2010

Assets	Level 1	Level 2	Level 3	Fair Value

Mutual funds	57,825	-	-	57,825
Brazilian government securities	17,276	-	-	17,276
Corporate debt and equity securities	750	-	16,048	16,798
Brazilian sovereign bonds	30	-	-	30
Bank debt securities	861	-	1,879	2,740
Foreign government securities	71	-	-	71

Trading securities	76,813	-	17,927	94,740

Derivative financial instruments	-	1,647	-	1,647
Derivative financial instruments (liabilities)	-	(731)	(2)	(733)

Derivative financial instruments	-	916	(2)	914

Brazilian government securities	30,614	13	90	30,717
Corporate debt securities	1,572	-	2,604	4,176
Brazilian sovereign bonds	13	-	-	13
Bank debt securities	33	-	83	116
Equity Securities	4,826	-	-	4,826

Available-for-sale securities	37,058	13	2,777	39,848
Total Assets at Fair Value	113,871	929	20,702	135,502

F - 49

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009 and 2010, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

	Trading Securities	Net Derivatives (1)	Available-for-sale securities	Total

Balance, January 1, 2009	9,404	34	1,604	11,042

Included in earnings	727	(30)	209	906
Purchases, issuances and settlements	(4,145)	-	(3)	(4,148)
Transfers in/out Level 3	(894)	12	2	(880)

Balance, December 31, 2009	5,092	16	1,812	6,920

Included in earnings	785	(4)	650	1,431
Purchases, issuances and settlements	12,061	20	315	12,396
Transfers in/out Level 3	(11)	(34)	-	(45)

Balance, December 31, 2010	17,927	(2)	2,777	20,702

(1)  Net derivatives at December 31, 2010 included R$(2) (2009 - R$35) of derivative assets and at December 31, 2009, R$19 of derivative liabilities.

In 2009, there were transfers in/out Level 3, which primarily refers to corporate debt and equity securities in the amount of R$ 894, for which fair value is measured based on internal pricing models. These transfers in/out of Level 3 due to availability of market quotations of debentures as a result of purchase/sale operations on the balance sheet.

In 2010,  there were transfers in/out Level 3, which primarily refers to corporate debt and equity securities – debentures,  in the amount of  R$ 11 and to derivative financial instruments in the amount of  R$ 34, with their fair value being calculated based on observable market data. Also in 2010 there was a purchase of R$ 14,372, related to corporate debt securities, mainly debentures that there was no market activity and with their fair value measure based on internal pricing models.

There were no transfers in/out to Level 2 from/to Level 1 in 2009 and 2010.

The table below summarizes gains and losses due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets and liabilities during the year ended December 31, 2009 and 2010.

	2009
	Trading Securities	Net Derivatives	Available-for-sale securities	Total

Interest income	726	-	277	1,003
Net trading gains / losses	1	(30)	(68)	(97)

Total	727	(30)	209	906

	2010
	Trading Securities	Net Derivatives	Available-for-sale securities	Total

Interest income	812	-	649	1,461
Net trading gains / losses	(27)	(4)	1	(30)

Total	785	(4)	650	1,431

F - 50

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The table below summarizes gains and losses due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for Level 3 assets and liabilities that were still held at December 31, 2009 and 2010.

	2009
	Trading Securities	Net Derivatives	Total

Net trading gain (losses)	(2)	(30)	(32)

Total	(2)	(30)	(32)

	2010
	Trading Securities	Net Derivatives	Total

Net trading gain (losses)	(27)	(4)	(31)

Total	(27)	(4)	(31)

Assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. These assets and liabilities primarily include finite-lived intangible assets. During 2009 and 2010, the Organization recorded intangible impairment charges of R$ 37 and R$ 17, respectively. The fair value of the related intangible was classified within level 3 of the valuation hierarchy, and corresponds to R$ 48 in 2009 and R$ 5 in 2010.

22.    Fair Value of Financial Instruments

ASC 825-10-50-10 "Disclosures about Fair Value of Financial Instruments," requires disclosure of the estimated fair values of financial instruments. Quoted market prices, if available, are utilized as estimates of the fair value of financial instruments. Because no quoted market prices exist for certain of our financial instruments the fair values have been derived based on management's assumptions, the amount, timing of future cash flows and estimated discount rates. The estimation methods for individual classifications of financial instruments are described with more details below. Different assumptions could significantly affect these estimates. Accordingly, net realizable values could be different from the estimates presented. In addition, the estimates are only indicative of the value of individual financial instruments and should not be considered an indication of the fair value of the Organization.

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks, interest-earning deposits in other banks and federal funds sold and securities purchased under agreements to resell, that have original maturities of the three months or less and present insignificant risk of changes in value.

Held to maturity securities

Held to maturity securities are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2 (e) and 21. See Note 6 for further details regarding the amortized cost and fair values of held to maturity securities.

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

F - 51

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

The following table presents the carrying amounts and estimated fair values for loans, excluding leasing operations:

	December 31,
	2009		2010
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Commercial:
Industrial and others	60,089	60,503	75,142	75,231
Import financing	3,779	3,779	4,139	4,139
Export financing	18,086	18,086	21,373	21,373
Construction	4,179	4,179	3,995	3,995
Individuals:
Overdraft	2,621	2,621	3,589	3,589
Real estate	2,481	2,485	5,838	5,840
Financing (1)	36,297	36,373	51,568	51,530
Credit card	3,824	3,824	5,485	5,485
Rural credit	11,383	11,383	13,284	13,284
Foreign currency loans	2,957	2,964	5,020	5,006
Public sector	88	88	84	84

Total loans, net of allowance for loan losses	145,784	146,285	189,517	189,556

(1) Consists primarily of automobile financing and direct consumer financing.

Deposits

The fair value of fixed-rate deposits with stated maturities was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

The following table presents the carrying amounts and estimated fair values for deposits:

	December 31,
	2009		2010
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Deposits from customers:
Demand deposits	35,664	35,664	37,334	37,334
Savings accounts	44,162	44,162	53,436	53,436
Time deposits	90,537	90,648	102,158	102,326
Deposits from financial institutions	752	752	275	275

Total deposits	171,115	171,226	193,203	193,371

F - 52

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

The following table presents the carrying amounts and estimated fair values for long-term debt:

	December 31,
	2009		2010
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Local onlendings	20,908	20,853	40,497	40,333
Subordinated notes	22,795	23,750	26,116	27,205
Non-convertible debentures	740	740	743	743
Debt issued under securitization of payment orders and credit card bill receivables	4,220	4,220	3,850	3,850
Euronotes	237	229	1,662	1,669
Mortgage notes	899	898	1,277	1,275
Obligations under capital lease	988	988	831	831
Foreign currency loans	30	30	261	261

Total
	50,817	51,708	75,237	76,167

Off-balance sheet financial instruments

The fair value of commitments to extend credit is estimated based on the fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the present credit quality to the counterparties.

The fair values of standby and commercial letters of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties. The fair value of derivatives is included with trading assets. Note 24(a) for the notional value and estimated fair value of our off-balance sheet derivative financial instruments.

23.    Risk and Risk Management

Risks and Risk Management

The main risks related to financial instruments, which result from the Organization’s and its subsidiaries’ business are: credit risk; market risk and; liquidity risk. Management of these risks is a process that involves different levels of the Organization and covers several policies and strategies. In order to ensure uniqueness in the risk management process, a high level permanent forum was created with the intention of obtaining synergy among these activities at the Organization. This forum, called Integrated Risk Management and Capital Allocation Committee, is a statutory body and has as duty to advise the Board of Directors on the approval of institutional policies, operational guidelines and the establishment of exposures limits to risks within the scope of the Organization. Risk management policies are, in general, conservative, seeking to limit absolute losses to a minimum.

F - 53

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Credit Risk

Under the responsibility of the Credit Department, the loan granting process observes the Organization’s credit policy giving priority to safety, quality, liquidity and diversification when using credit assets. The process is guided by the Organization’s risk management governance and complies with Brazilian Central Bank rules.

In the constant pursuit for speed and profitability in the business, the Organization uses the appropriate methodologies for each sector in which it operates, which guide the lending processes and the determination of operational limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

According to the guidance contained in the Credit Policy, all business proposals meet the operational competence of the Organization’s units.

The Organization has Credit and Behavior Scoring systems in place for mass credit concessions, which provide better agility, reliability and standardization of procedures in the credit analysis and approval process.

The Executive Credit Committee is focused on making decisions, regarding inquiries about assignment of limits and operations proposed to the Organization, which are previously analyzed and supported by the Credit Department opinion. Consultations going beyond the authority of this Committee, after its favorable opinion, are submitted to the Board of Directors for resolution.

Lending is diversified, and intended to be to individuals and businesses that demonstrate the ability of payment and good repute, and provide guarantees commensurate with the risks.

Market Risk

Market risk is the possibility of loss from fluctuating market prices and rates, since the Organization's assets and liabilities may present mismatched maturities, currencies and indexes. Bradesco’s market risk management allows the organization to ground its strategic decisions with agility and a high level of confidence, conducting it by means of methodologies in compliance with international practices and aligning it to the recommendations of the New Basel Capital Accord.

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

In order to determine the trading portfolio risk, we use the "Parametric VaR" methodology for one day, which has a reliability level of 99%. Volatilities and correlations are calculated from statistical methods, with recent returns given more importance.  The measurement of interest rate risk is made based on the "EVE" methodology, which determines the economic impact on positions according to scenarios prepared by the Organization's economic area, which seeks to determine positive and negative movements that may occur in interest rate curves on our investments and funding.  The models used are confirmed through back‑testing.

F - 54

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Liquidity Risk

Liquidity risk management is designed to control risk relating to the different unhedged settlement terms of the Organization’s rights and obligations. Knowledge and monitoring of this risk are crucial to enable the Organization to settle transactions in a timely and secure manner. Liquidity risk management involves a set of controls, principally relating to the establishment of technical limits, and the positions assumed are constantly evaluated.

24.    Derivative Financial Instruments and Financial Instruments Related to Credit

(a)     Derivatives

We enter into financial derivative instruments contracts with various counterparties to manage our overall exposures as well as to assist customers in managing their exposures. Such derivatives are summarized as follows:

	Notional amounts		Fair value
	December 31,		December 31,
	2009	2010	2009	2010
Interest rate futures contracts:
Purchases	29,278	9,355	1	4
Sales	69,914	164,936	(1)	3
Foreign currency futures contracts:
Purchases	3,507	2,828	-	-
Sales	16,089	17,847	-	-
Futures contracts – others:
Purchases	129	-	-	-
Sales	101	-	-	-

Interest rate option contracts:
Purchases	9,825	85,098	3	35
Sales	19,665	85,889	(2)	(42)
Foreign currency option contracts:
Purchases	2,043	109	62	1
Sales	2,259	233	(21)	(2)
Option contracts - others:
Purchases	777	675	41	24
Sales	2,499	659	(91)	(60)

Interest rate foreign currency:
Purchases	-	20	-	21
Sales	-	20	-	(21)
Foreign currency forward contracts:
Purchases	2,805	5,092	217	193
Sales	4,713	6,047	(128)	(273)
Forward contracts - others:
Purchases	19	33	-	18
Sales	-	98	-	(84)

Swap contracts:
Asset Position:
Interest rate swaps	9,536	5,941	1,006	62
Currency swaps	5,858	11,103	40	1,293
Liability Position:
Interest rate swaps	5,892	8,933	(171)	(108)
Currency swaps	8,744	7,002	(119)	(139)

F - 55

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Interest rate, currency and cross-currency interest rate swaps are contracts in which a series of interest rate cash flows of a single currency or interest or principal payments in two different currencies are exchanged for a contractual period. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparties to perform according to the contractual terms and the risk associated with changes in market conditions due to changes in interest rates and the exchange rate of currencies. The total credit exposure associated with interest rate and currency swaps was R$1,046 and R$1,355 at December 31, 2009 and 2010, respectively.

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

The following table summarizes the notional and fair value amounts of credit derivatives as of December 31, 2009 and 2010, where Bradesco is the seller of the protection. The maturity profile presents the years to maturity based upon the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based. The ratings and maturity profile of protection purchased is comparable to the profile reflected below.

Protection sold - credit derivatives ratings / maturity profile

	December 31, 2009
	< 1 year	1-5 year	> 5 year	Maximum Payout/ Notional	Fair value
Risk rating of reference entity
• Investment grade (AAA to BBB-) (1)	7,096	536	183	7,815	13
• Noninvestment grade (BB+ and below) (1)	-	9	-	9	1

Total	7,096	545	183	7,824	14

	December 31, 2010
	< 1 year	1-5 year	> 5 year	Maximum Payout/ Notional	Fair value
Risk rating of reference entity
• Investment grade (AAA to BBB-) (1)	83	513	-	596	2
• Noninvestment grade (BB+ and below) (1)	-	8	-	8	1

Total	83	521	-	604	3

(1) Rating scale is based upon the ratings granted to the reference entities by Standard & Poors.

F - 56

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

As of December 31, 2010, Bradesco had a deposit margin in the amount of R$181 (R$428 in December 31, 2009).

During the period there was no occurrence of a credit event related to triggering events provided for in the contracts.

(c)     Off-balance sheet credit instruments

As part of our lending operations, we enter into various off-balance sheet credit instruments with our customers which are summarized as follows:

	Contractual amounts
	December 31,
	2009	2010
Commitments to extend credit including credit cards	78,589	105,216
Financial guarantees	34,668	40,766
Other letters of credit	1,385	1,465

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

(d)     Financial guarantees

The following is a summary of the carrying values for the financial guarantees and other letters of credit, mentioned before:

	December 31,
	2009		2010
	Maximum payout/ Notional	Carrying value	Maximum payout/ Notional	Carrying value
Financial guarantees	34,668	61	40,766	76
Other letters of credit	1,385	8	1,465	3

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

F - 57

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

25.    Commitments and Contingencies

(a)     Assets under management

We manage a number of assets and customer portfolios that are available to institutional investors and the general public. These assets are not included in our consolidated balance sheet. Fees are generally charged monthly, representing approximately 0.66% (2009 – 0.69%) per annum of the market value of the assets under management.

(b)     Contingent assets

Contingent assets are not recognized in the financial statements, despite the probable success, such as a) Social Integration Program (PIS), claiming the compensation of PIS on the Gross Operating Revenue, paid pursuant to Decree Laws 2,445/88 and 2,449/88, over the amount due under the terms of the Supplementary Law 07/70 (PIS Repique) and b) other taxes, the legality and/or constitutionality of which is in question and may lead to the reimbursement of amounts collected.

(c)     Litigation

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

The remaining litigation matters, considered as possible losses under our judgment based on information available, are related to tax assessments in the amount of R$614 as of December 31, 2010 (R$189 at December 31, 2009), which we believe are inconsistent with existing law and, therefore, are not recognized in our consolidated financial statements. The main proceedings relate to: a) municipalities charging tax leasing companies’ Tax on Services of any Nature (ISSQN), totaling R$240; b) Social Security (INSS) on payments to private pension plans, considered as compensation by tax authorities subject to INSS in the amount of R$233, in addition to a one-time fine for Withholding Income Tax related to that compensation in the amount of R$141. Resolution of these issues is not expected to have a significant impact on our financial position, results of operations or liquidity.

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

The other labor suits and civil matters, to which we are a party, are subject to many uncertainties and the outcome of any individual matter is not reasonably estimated.

F - 58

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The changes in the provision during the periods were as follows:

	Year ended December 31,
Tax litigation	2008 (1)	2009 (1)	2010 (1)
At beginning of year	6,272	6,911	6,919
Business combinations	-	287	-
Indexation charges	438	630	524
Provisions net of reversal	342	(694)	1,627
Payments	(141)	(215)	(15)
At end of the year	6,911	6,919	9,055

(1)  Includes the total amounts of R$1,683 and R$1,789 related to liabilities of unrecognized tax benefits recognized at December 31, 2009 and 2010, respectively. See Note 16.

	Year ended December 31,
Labor litigation	2008	2009	2010
At beginning of year	1,474	1,537	1,579
Business combinations	3	62	-
Provisions net of reversal	492	486	619
Payments	(432)	(506)	(621)
At end of the year	1,537	1,579	1,577

	Year ended December 31,
Civil litigation	2008	2009	2010
At beginning of year	1,345	1,520	2,337
Business combinations	-	170	-
Provisions net of reversal	575	1,271	763
Payments	(400)	(624)	(451)
At end of the year	1,520	2,337	2,649
Total provision	9,968	10,835	13,281

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

F - 59

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The following table sets forth our required capital ratios (in percentages) based on the Brazilian GAAP financial statements.

	December 31,
	2008	2009	2010
In accordance with the Basel Accord applicable to Brazil
Tier I Capital	12.94%	14.83%	13.10%
Tier II Capital	3.15	3.00	1.64

Total Capital	16.09%	17.83%	14.74%

Minimum required by Brazilian Central Bank	11.00%	11.00%	11.00%

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

F - 60

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

F - 61

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31, 2009
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

F - 62

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Year ended December 31, 2010
	Banking	Insurance, pension plan and certificated savings plans	Other operations, adjustments, reclassifications and eliminations	U.S. GAAP consolidated

Interest income	55,221	8,605	(689)	63,137
Interest expense	(26,181)	-	536	(25,645)
Net interest income	29,040	8,605	(153)	37,492
Provision for loan losses	(6,369)	-	600	(5,769)
Insurance premiums	-	25,160	(11,092)	14,068
Pension plan income	-	2,556	(1,864)	692
Certificated saving plans	-	2,484	(2,484)	-
Equity in earnings (losses) of unconsolidated companies	324	185	30	539
Other income	12,564	1,856	451	14,871
Salaries and benefits	(7,958)	(729)	(37)	(8,724)
Administrative expenses	(9,143)	(964)	307	(9,800)
Insurance claims	-	(11,493)	2,186	(9,307)
Changes in provisions related to insurance, pension plan, certificated savings plans and pension investment contracts	-	(20,447)	14,238	(6,209)
Pension plan operating expenses	-	(10)	(446)	(456)
Insurance and pension plan selling expenses	-	(1,530)	9	(1,521)
Other expense	(9,093)	(986)	(617)	(10,696)

Income before income taxes	9,365	4,687	1,128	15,180

Identifiable assets	533,764	99,871	(12,023)	621,612

Adjustments to U.S. GAAP relate principally to:

•         Interest expense: capital lease accounting and effective interest rate;

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

•         Other expenses: fair value, goodwill and negative goodwill adjustment related to acquisitions;

•         Insurance and pension plan selling expenses: deferred acquisition costs on pension plans; and

•         Changes in provisions related to insurance, pension plan, certificated savings plans and pension investments contracts: reversal of additional liability for investments contracts.

Our operations are primarily carried out in Brazil. Additionally, on December 31, 2010 we had a branch in New York, two branches in Grand Cayman and one in Nassau, Bahamas, mainly to complement our banking and advisory services relating to import and export activities with Brazilian customers. Furthermore, we also have the following foreign subsidiaries: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europa S.A. (Luxembourg), Bradesco Securities. Inc. (New York), Bradesco Securities UK Limited (London), Bradesco Services Co. Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Trade Services Limited (Hong Kong) and Ibi Services, Sociedade de Responsabilidade Ltda. (México).

F - 63

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

28.    Pension Plans

We sponsor defined-benefit pension plans, which supplement benefits that the Brazilian government social security system provides to employees of Bradesco and its Brazilian subsidiaries. The pension plans were established solely for the benefit of eligible employees and directors, and their assets are held independently of Bradesco. During 2001, participants of the defined benefit plan for Bradesco employees joined a new defined contribution plan (PGBL). In addition to this plan, we have Alvorada, BEM and BEC defined benefit pension plans, as a result of their acquisitions on June, 2003, February, 2004 and January, 2006, respectively. There are no other defined pension plan sponsored by Bradesco. Our contributions to the PGBL plan in 2010 totaled R$379 (2009 – R$267).

Our policy is to fund the pension plans through contributions based on payroll, adjusted periodically pursuant to recommendations of the Fund’s external actuary. In 2010 our contribution represents 4% (2008 – 4% and 2009 – 4%) of payroll, and employees and directors contribute amounts of at least 4% (2008 – 4% and 2009 – 4%) of their salaries.

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

Based upon the report of the pension plan’s external actuary, changes in the benefit obligation and plan assets and the amounts recognized in the consolidated financial statements are as follows:

		Alvorada, BEM and BEC plans
		Year ended
		2008	2009	2010
(i)	Projected benefit obligation:
	At beginning of year	729	690	797
	Service cost	5	3	1
	Benefits paid	(58)	(60)	(74)
	Interest cost	72	78	86
	Actuarial loss (gain)	(58)	86	89

	At end of year	690	797	899

(ii)	Plan assets at market value:
	At beginning of year	807	798	902
	Contributions received:
	Employer	6	5	6
	Employees	2	2	4
	Current return on plan assets	41	157	135
	Benefits paid	(58)	(60)	(74)

	At end of year	798	902	973

(iii)	Funded status:
	Excess of plan assets over projected benefit obligation acquired	(108)	(105)	(74)
	Amounts recognized in the balance sheet, net	(108)	(105)	(74)

F - 64

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Net pension (benefit) cost includes the following components:

	Alvorada, BEM and BEC plans
	Year ended
	2008	2009	2010
Projected benefit obligation:
Service cost	4	4	-
Interest cost	79	87	94
Amortization of prior service cost	(6)	(2)	1
Expected return on assets	(92)	(99)	(102)
Expected participant contribution	(1)	(2)	-

Net periodic pension cost (benefit)	(16)	(12)	(7)

Prepaid pension costs and accrued pension liabilities are included in “Other assets” and “Other liabilities” respectively, in our Consolidated Statements of Financial Position.

The amounts recognized in our balance sheets are as follows:

	December 31,
	2009	2010
Assets
Prepaid pension cost	141	139
Liabilities
Accrued pension liability	36	65
Net asset recognized, end of year	105	74

The amount recognized in accumulated other comprehensive income, which totaled R$49 in 2009 and R$17 in 2010, net of taxes, as a result of the implementation of ASC 715, relates to actuarial gains.

Assumptions used to determine our benefit obligation and net periodic benefit cost at and for the years ended December 31, 2009 and December 31, 2010 were (1):

	Alvorada plan		BEM plan		BEC plan
	2009	2010	2009	2010	2009	2010
Assumed discount rate	11.3%	10.8%	11.3%	10.8%	11.3%	10.8%
Expected long-term rate of return on assets	11.3	10.8	11.3	10.8	11.3	10.8
Rate of increase in compensation levels	7.6%	7.6%	7.6%	7.6%	7.6%	7.6%

(1) Including a 4.5% p.a. inflation rate and an actual discount rate of 6.0% p.a.

The rationale behind the used long-term rate of return on plan assets is the following:

•         Based on the asset manager’s mid to long-term expectations; and

•         Private and Brazilian Government bonds, which are a very significant portion of the invested portfolio of Alvorada, BEM and BEC, and which earn interest at inflation plus 8% p.a. and the current maturity profile.

Our pension plan weighted-average asset allocations in 2009 and 2010, by asset category are as follows:

	Alvorada plan assets		BEM plan assets		BEC plan assets
	2009	2010	2009	2010	2009	2010
Asset categories
Equity securities	0.2%	0.3%	8.5%	8.2%	-	-
Debt securities	85.3	85.8	87.7	88.0	2.5%	-
Mutual funds	8.5	8.0	-	-	89.2	93.8%
Buildings	4.3	4.2	-	-	4.6	2.8
Other	1.7	1.7	3.8	3.8	3.7	3.4
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

F - 65

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

The assets of pension plans classified by level of measurement at December 31, 2010, are presented in the table below. For more information about the measurement at fair value, including descriptions of Level 1, 2 and 3 and the evaluation methods adopted, see Note 2 (ee).

Assets plans of Alvorada, BEM and BEC	Classification by level of measurement
	Level 1	Level 3	Total
Mutual funds	290	-	290
Brazilian government securities	282	-	282
Bank debt securities	297	-	297
Buildings	-	36	36
Receivables (1)	-	24	24
Corporate debt and equity securities	31	-	31
Equity securities	13	-	13

Total	913	60	973

(1)       Refers to receivables from plan participants and other receivables.

The table below shows the movement of pension plans assets classified at Level 3 during the fiscal year 2010:

	Balance on January 1, 2010	Updates (1)	Additions/ Write-offs	Balance on December 31, 2010
Buildings	34	2	-	36
Receivables	23	-	1	24

Total	57	2	1	60

(1) It basically refers to revaluations of real estate and interest allocation.

The benefit payments, which reflect expected future services projected, to be made by us are:

For the year ended December 31,	Pension plan benefits
2011	65
2012	68
2013	71
2014	74
2015	78
2016 - 2019	449
Total	805

The contributions related to the private pension plans of BEC, to be made by us in 2011, are estimated at R$3.

29.    Related Party Transactions

Bradesco has Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco as primary shareholders. Fundação Bradesco is a not-for-profit trust that for over 40 years has been promoting and developing the potential of children and young people through schools maintained in underprivileged areas.

We have made no loans to our officers or directors, since this practice is prohibited for all Brazilian banks by the Brazilian Central Bank.

F - 66

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Transactions with primary shareholders and direct and indirect affiliates (mainly represented by Visa Vale - Cia. Brasileira de Soluções e Serviços and Cielo S.A.), are conducted in similar conditions to those used when making transactions with third-parties, which are effective as of the date of the operations as follows:

	December 31,
	2008	2009	2010
(b) Assets
Other assets	5	4	7
Visa Vale – Cia. Brasileira de Soluções e Serviços – Associates	4	4	7
CPM Braxis S.A. – Associates	1	-	-
Liabilities
Time deposits	(184)	(190)	(177)
Cidade de Deus Companhia Comercial de Participações – Parent company	(46)	(17)	(30)
Visa Vale – Cia. Brasileira de Soluções e Serviços – Associates	(8)	(40)	-
Key Management Personnel	(92)	(129)	(146)
Others associates	(21)	(2)	-
Demand deposits	(17)	(2)	(1)
Others associates	(17)	(2)	(1)
Debentures	(979)	(501)	(586)
Visa Vale – Cia. Brasileira de Soluções e Serviços – Associates	-	-	(46)
Cielo S.A. – Associates	(234)	(15)	-
Key Management Personnel	(731)	(486)	(539)
Others associates	(14)	-	(1)
Subordinated notes	(106)	(134)	(262)
Cidade de Deus Companhia Comercial de Participações – Parent company	(20)	(62)	(183)
Fundação Bradesco – Parent company	(86)	(72)	(79)
Interest on shareholders’ capital and dividends	(687)	(546)	(712)
Cidade de Deus Companhia Comercial de Participações – Parent company	(369)	(396)	(516)
Fundação Bradesco – Parent company	(318)	(150)	(196)
Other liabilities	(1)	(62)	(12)
Cielo S.A. – Associates	-	(55)	(12)
CPM Braxis S.A. – Associates	(1)	(7)	-
Income and expenses
Interest on long-term debt	(135)	(109)	(89)
Cidade de Deus Companhia Comercial de Participações – Parent company	(13)	(6)	(10)
Fundação Bradesco – Parent company	(31)	(25)	(7)
Key Management Personnel	(73)	(69)	(64)
Others associates	(18)	(9)	(8)
Other income	12	16	14
Visa Vale – Cia. Brasileira de Soluções e Serviços – Associates	12	16	14
Other expenses	(105)	(173)	(204)
Fidelity Processadora e Serviços S.A. – Associates	(82)	(148)	(182)
CPM Braxis S.A. – Associates	(20)	(19)	(21)
Others associates	(3)	(6)	(1)

F - 67

Banco Bradesco S.A.

Notes to the Consolidated Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

30.    Subsequent Events

•         On January 24, 2011, Bradesco concluded the acquisition of  CBSS’s (“Visa Vale”) shares owned by Visa International Service Association (“Visa International”),  equivalent to 5.01% of the CBSS’s capital stock for the amount of  R$ 86.  This event increased Bradesco’s ownership interest in CBSS from 45% to 50.01%, thus increasing Bradesco’s ownership in the capital of credit card companies.

•         On March 2011, following the Memorandum of Understanding disclosed in April 2010, Bradesco executed a new binding Memorandum of Understanding with Banco do Brasil S.A. (“Banco do Brasil”) to develop and integrate joint businesses through the creation of a Holding named Elo Participações to launch the Elo card brand.

Bradesco will hold 50.01% interest in Elo Participações, with Banco do Brasil holding 49.99%. The new company will be involved in business related to electronic means of payment, which includes:

•Elo Serviços S.A., owner and manager of the Elo brand of credit, debit and pre-paid cards;

•Integration of Companhia Brasileira de Soluções e Serviços (“CBSS”), directly or indirectly, in the business of Elo Participações;

•Sale to CBSS of 100% of quotas held by Bradesco and/or its affiliates in IBI Promotora de Vendas Ltda., including customer base and business related to the business channel, for a total of R$419. This operation is subject to: (i) negotiation of definitive documents by the parties involved; and (ii) compliance with applicable legislation; and

•Sale to CBSS of 100% of stock held by Bradesco and/or its affiliates in Fidelity Processadora e Serviços S.A. (“FPS”), representing 49% of FPS’s capital stock, for a total of R$558, R$329 of which to paid based on performance.

The operation will be finalized after the completion of definitive documents and compliance with applicable legal and regulatory formalities. Bradesco and Banco do Brasil are taking the final steps towards integrating Caixa Econômica Federal to the launch of the Elo brand.

*          *          *

F - 68