Form 20-F
period 2011-12-31
BANK BRADESCO
filed 2012-04-30
CIK 1160330

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Luiz Carlos Angelotti (Managing Officer and Investor Relations Officer),
E-mail: 4000.luiz@bradesco.com.br
Telephone: +55 11 3684-4011
Cidade de Deus S/N - Vila Yara, 06029-900 - Osasco - SP, Brazil
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
American Depositary Shares, or ADSs (evidenced by American	New York Stock Exchange
Depositary Receipts, or ADRs), each representing 1 preferred share
Preferred Shares	New York Stock Exchange*
American Depositary Shares, or ADSs (evidenced by American	New York Stock Exchange
Depositary Receipts, or ADRs), each representing 1 common share
Common Shares	New York Stock Exchange*

* Not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the SEC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2011:

1,909,910,390	Common Shares, without par value
1,907,930,791	Preferred Shares, without par value

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

Large accelerated filer ☒  Accelerated filer ☐  Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board ☒  Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒ No

Form 20-F

2   Form 20-F – December 2011

3   Form 20-F – December 2011

Form 20-F

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms "Bradesco," the "Company," the "Organization," the "Bank," "we" or "us" refer to Banco Bradesco S.A., a sociedade anônima organized under the laws of Brazil and, unless the context otherwise requires, its consolidated subsidiaries. We are a full-service financial institution providing, directly or through our subsidiaries, a full range of banking, financial, purchasing consortium management, asset management, insurance, investment banking, pension plan (or pension) and capitalization bond services for all segments of the Brazilian market. Our operations are based primarily in Brazil.

All references herein to "real," "reais" or "R$" are to the Brazilian real, the official currency of Brazil. References herein to "U.S. dollars," "dollar" and "US$" are to United States dollars, the official currency of the United States of America (“USA”).

Our audited consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009, with the corresponding notes, are included under "Item 18. Financial Statements" of this annual report and were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board or "IASB" (referred to as "IFRS").

This is the first time Bradesco is filing consolidated financial statements with the United States Securities and Exchange Commission, or “SEC” using IFRS as issued by the IASB. Until December 31, 2010, our consolidated financial statements were prepared in accordance with the United States generally accepted accounting principles or "U.S. GAAP." U.S. GAAP differs in certain respects from IFRS.

In the transition to IFRS, Bradesco chose to use accounting practices adopted in Brazil for institutions authorized to operate by the Brazilian Central Bank, or "BR GAAP", as its previous accounting rules for the purposes of transition to IFRS. Accordingly, note 46 of the consolidated financial statements show the differences between BR GAAP and IFRS on equity on the date of transition to IFRS, January 1, 2009, as well as on December 31, 2009, and the effects on our result for the year ended December 31, 2009.

The consolidated IFRS financial statements as of and for the year ended December 31, 2011 presented herewith have recognition, measurement and presentation differences with respect to U.S. GAAP financial statements we had historically filed with the SEC. As required by SEC regulations, we present reconciliations of the differences between U.S. GAAP and IFRS affecting equity and net income including a narrative description of its nature in Note 47 to the consolidated financial statements.

The last consolidated financial statements available under U.S. GAAP, which were filed with the SEC, were those for the year ended December 31, 2010.

For certain purposes, such as reports for Brazilian shareholders, filings with the Brazilian Securities and Exchange Commission or "CVM", and determining dividend and federal income tax payments, we use originally accounting practices adopted in Brazil for financial institutions authorized to operate by the Central Bank.

On April 20, 2012, the real U.S. dollar exchange rate was R$1.8786 per US$1.00 based on the closing selling exchange rate reported by Brazilian Central Bank (Banco Central do Brasil), or the "Central Bank." The selling exchange rate as of December 31, 2011 was R$1.8758 per US$1.00. See "Item 3.A. Selected Financial Data - Exchange Rate Information" for more information regarding the exchange rates applicable to the Brazilian currency since 2007.

As a result of recent fluctuations in the real/U.S. dollar exchange rate, the closing selling commercial exchange rate at April 20, 2012 or at any other date may not be indicative of current or future exchange rates.

Some data related to economic sectors presented in this annual report was obtained from the following sources: Associação Brasileira das Empresas de Cartão de Crédito e Serviços (Brazilian Association of Credit Card Companies and Services) or ABECS; Associação Brasileira de Empresas de Leasing (Brazilian Association of Leasing Companies) or ABEL; Associação Brasileira das Entidades dos Mercados de Financeiros e de Capitais (Brazilian Association of Financial and Capital Markets Entities) or ANBIMA; Agência Nacional de Saúde Suplementar (Brazilian Health Insurance Authority) or ANS; Banco Central do Brasil (Central Bank), or BACEN; Banco Nacional de Desenvolvimento Econômico e Social (Brazilian Development Bank) or BNDES; Federação Nacional de Previdência Privada e Vida (National Association of Private Pension Plans) or FENAPREVI; Fundação Getulio Vargas (Getulio Vargas Foundation) or FGV and Superintendência de Seguros Privados (Private Insurance Superintendence) or SUSEP. We believe these sources are reliable, but we cannot take responsibility for the accuracy of this data.

4   Form 20-F – December 2011

Form 20-F

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

References in this annual report to the “common shares” and “preferred shares” are to our common shares and preferred shares, respectively, and together our "shares." References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one (1) preferred share. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued pursuant to an Amended and Restated Deposit Agreement, dated as of July 22, 2009, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (the "Deposit Agreement").

On March 13, 2012, we established an American Depositary Shares program for our common shares, with each common share ADS representing one common share, referred to as the "common share ADSs." The common share ADSs are evidenced by "common share ADRs," issued pursuant to a Deposit Agreement, dated as of March 13, 2012 by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of common share ADSs evidenced by common share ADRs issued thereunder (the "Common Share Deposit Agreement" and together with the Deposit Agreement, the "Deposit Agreements").

Unless indicated otherwise, references herein to American Depositary Shares, ADSs, American Depositary Receipts and ADRs refer only to those represented by our preferred shares.

Throughout this annual report we may indicate that certain information is available at different websites operated by us. You should note that none of the information on the websites referred to or mentioned in this annual report is part of this annual report or is incorporated by reference herein.

     Bradesco 5

Form 20-F

FORWARD‑LOOKING STATEMENTS

This annual report contains forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or "Securities Act," and Section 21E of the Securities Exchange Act of 1934, as amended, or "Exchange Act." These statements are based mainly on our current expectations and projections of future events and financial trends that currently affect or might affect our business. In addition to the items discussed in other sections of this annual report, there are many significant factors that could cause our financial condition and results of operation to differ materially from those set out in our forward-looking statements, including, but not limited to, the following:

•      global economic conditions;

•      economic, political and business conditions in Brazil and the markets in which we operate;

•      risks of lending, credit, investments and other activities;

•      our level of capitalization;

•      cost and availability of funds;

•      higher levels of delinquency by borrowers and other delinquency events leading to higher impairment of loans and advances;

•      loss of customers or other sources of income;

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

6   Form 20-F – December 2011

Form 20-F

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

We present below our selected financial data prepared in accordance with IFRS as of and for the years ended December 31, 2011, 2010 and 2009. The data as of and for the years ended December 31, 2010 and 2009, is derived from our consolidated financial statements which were audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report included in this annual report. The data for the year ended December 31, 2011 is derived from our consolidated financial statements, which were audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report included in this annual report. For more details of our changing independent auditors, see "Item 16.F. Change in Registrant Certifying Accountant."

The following selected financial data should be read together with the "Presentation of Financial and Other Information" and "Item 5. Operating and Financial Review and Prospects."

     Bradesco 7

Form 20-F

Selected Financial Data according to IFRS

Year ended December 31,	US$ in thousands (1)	R$ in thousands
	2011	2011	2010	2009
Data from the Consolidated Statement of Income
Interest and similar income	43,845,029	82,367,272	63,772,183	55,165,229
Interest and similar expenses	(24,888,739)	(46,755,986)	(31,000,892)	(27,974,717)
Net interest income	18,956,290	35,611,286	32,771,291	27,190,512
Fee and commission income	5,785,325	10,868,311	9,421,485	7,866,601
Fee and commission expenses	(18,087)	(33,978)	(26,947)	(19,219)
Net fee and commission income	5,767,238	10,834,333	9,394,538	7,847,382
Net gains/(losses) on financial instruments classified as held for trading	(323,789)	(608,270)	2,212,733	5,983,781
Net gains/(losses) on financial assets classified as available for sale	194,454	365,302	754,416	757,255
Net gains/(losses) of foreign currency transactions	1,397,750	2,625,813	(682,961)	(897,638)
Income from insurance and pension plans	1,637,483	3,076,175	2,577,730	1,778,016
Impairment of loans and advances	(4,416,135)	(8,296,151)	(5,756,125)	(10,809,611)
Personnel expenses	(5,935,787)	(11,150,970)	(8,794,017)	(7,334,164)
Other administrative expenses	(6,109,408)	(11,477,134)	(9,761,445)	(8,138,058)
Depreciation and amortization	(1,128,678)	(2,120,335)	(1,966,433)	(1,516,529)
Other operating income/(expenses)	(2,586,342)	(4,858,702)	(6,002,663)	(3,024,640)
Income before income taxes and equity in the earnings of associates	7,453,075	14,001,347	14,747,064	11,836,306
Equity in the earnings of associates	363,101	682,122	577,053	728,867
Income before income taxes	7,816,176	14,683,469	15,324,117	12,565,173
Income and social contribution taxes	(1,913,141)	(3,594,027)	(5,271,924)	(4,264,330)
Net income for the year	5,903,035	11,089,442	10,052,193	8,300,843
Attributable to shareholders
Controlling	5,833,096	10,958,054	9,939,575	8,283,007
Non-controlling interest	69,939	131,388	112,618	17,836

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais  at an exchange rate of R$1.8786 per US$1.00, the Central Bank exchange rate on April 20, 2012. Such translations should not be construed as a representation that the Brazilian real  amounts presented were or could be converted into U.S. dollars at that rate.

8   Form 20-F – December 2011

Form 20-F

Year ended December 31,	R$, except for number of shares
	2011	2010	2009
Data on Earnings and Dividends per Share (1)
Earnings per share (2) (3) (4)
Common	2.74	2.52	2.12
Preferred	3.01	2.77	2.34
Dividends/interest on equity per share (2)
Common	0.93	0.85	0.73
Preferred	1.03	0.94	0.80
Weighted average number of outstanding shares
Common	1,908,948,826	1,880,830,018	1,856,653,104
Preferred	1,906,821,919	1,881,367,208	1,856,685,513

(1) Data on earnings and dividends per share reflects: (a) the split of our Capital Stock on January 22, 2010, in which we issued to our shareholders one new share for each ten shares held of the same type, which was approved by our shareholders on December 18, 2009; and (b) the split of our Capital Stock on July 13, 2010, in which we issued to our shareholders one new share for each ten shares held of the same type, which was approved by our shareholders on June 10, 2010. For comparison purposes, all share amounts have been retroactively adjusted for all periods to reflect the stock split;
(2) Holders of preferred shares are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to common shareholders. For purposes of calculating earnings per share according to IFRS, we used the same criteria adopted for dividends per share. For a description of our two classes of shares. see "Item 10.B. Memorandum and Articles of Incorporation".
(3) None of our outstanding liabilities are exchangeable for or convertible into equity securities. Therefore, our diluted earnings per share do not differ from our earnings per share. Accordingly, our basic and diluted earnings per share are equal in all periods presented; and
(4) On December 17, 2010, the Special Shareholders´ Meeting voted in favor of a share capital increase of R$1,500 million, increasing share capital from R$28,500 million to R$30,000 million by issuing 62,344,140 new book-entry registered shares without par value, of which 31,172,072 were common and 31,172,068 preferred shares, at the price per share of R$24.06 through private subscription by shareholders from December 29, 2010 through January 31, 2011, in the proportion of 1.657008936% of the shareholder´s holdings as of the date of the meeting, which was paid in cash on February 18, 2011.

Year ended December 31,	In US$
	2011	2010	2009
Dividends/interest on equity per share (1)
Common	0.50	0.51	0.42
Preferred	0.55	0.56	0.46

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais  at the exchange rate disclosed by the Central Bank at the end of each fiscal year.

     Bradesco 9

Form 20-F

As of December 31,	US$ in thousands (1)	R$ in thousands
	2011	2011	2010	2009
Data from the Consolidated Statement of Financial Position
Assets
Cash and balances with banks	49,918,864	93,777,577	80,960,127	24,850,091
Financial assets held for trading	51,419,715	96,597,077	75,234,191	54,480,534
Financial assets available for sale	24,086,233	45,248,398	40,179,144	44,046,416
Investments held to maturity	2,188,325	4,110,987	3,394,307	3,882,979
Assets pledged as collateral	51,699,180	97,122,080	79,700,612	60,072,653
Loans and advances to banks	38,679,809	72,663,890	64,715,412	82,721,843
Loans and advances to customers, net of impairment	130,882,013	245,874,949	210,280,182	174,240,350
Non-current assets held for sale	237,065	445,351	412,142	455,874
Investments in associated companies	1,272,472	2,390,466	2,298,200	1,431,157
Property and equipment	2,271,488	4,267,218	3,669,281	3,404,541
Intangible assets and goodwill	3,841,529	7,216,697	5,412,088	4,721,558
Taxes to be offset	2,434,221	4,572,927	1,590,297	2,122,244
Deferred income tax assets	9,099,004	17,093,388	12,733,792	12,526,420
Other assets	16,345,090	30,705,887	22,374,249	20,727,291
Total assets	384,375,009	722,086,892	602,954,024	489,683,951
Liabilities
Deposits from banks	108,745,968	204,290,176	171,920,917	120,067,970
Deposits from customers	115,150,079	216,320,938	192,475,948	169,946,116
Financial liabilities held for trading	397,748	747,210	732,967	532,422
Funds from securities issued	22,160,635	41,630,969	17,809,765	7,682,798
Subordinated debt	14,324,545	26,910,091	26,314,946	23,103,977
Insurance technical provisions and pension plans	52,758,608	99,112,321	83,493,046	72,596,897
Other provisions	9,542,452	17,926,450	13,327,866	10,852,483
Current income tax liabilities	1,468,635	2,758,978	1,923,372	1,245,832
Deferred income tax liabilities	1,195,842	2,246,508	1,980,544	1,151,927
Other liabilities	27,020,737	50,761,157	41,816,088	37,856,822
Total liabilities	352,765,250	662,704,798	551,795,459	445,037,244
Equity
Share capital	16,022,570	30,100,000	28,500,000	26,500,000
Treasury shares	(97,471)	(183,109)	(10,049)	(188,874)
Capital reserves	19,149	35,973	87,146	87,146
Revenue reserves	14,230,028	26,732,531	19,481,986	15,022,670
Additional paid-in capital	37,526	70,496	70,496	150,032
Other comprehensive income	932,108	1,751,059	2,219,272	1,835,659
Retained earnings	336,472	632,096	702,383	784,821
Equity attributable to controlling shareholders	31,480,382	59,139,046	51,051,234	44,191,454
Non-controlling interest	129,377	243,048	107,331	455,253
Total equity	31,609,759	59,382,094	51,158,565	44,646,707
Total liabilities and equity	384,375,009	722,086,892	602,954,024	489,683,951

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais  at an exchange rate of R$1.8786 per US$ 1.00, the Central Bank exchange rate on April 20, 2012. Such translations should not be construed as a representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

10   Form 20-F – December 2011

Form 20-F

Exchange Rate Information

In the past years, the exchange rate between the real and the U.S. dollar has experienced significant variation. From 2007 to mid 2008, the real appreciated against the U.S. dollar. In the second half of 2008, the real  depreciated against the U.S. dollar, from R$1.5919 per US$1.00 on June 30, 2008 to R$2.3370 per US$1.00 on December 31, 2008, mainly due to the global economic crisis that began in mid 2008. In 2009, the real  began to appreciate against the U.S. dollar, from R$2.3370 per US$1.00 on December 31, 2008 to R$1.7412 as of December 31, 2009. In 2010, the real  continued to appreciate against the U.S. dollar to reach R$1.6662 on December 31, 2010. In 2011, the Brazilian real depreciated 12.6% against the U.S. dollar, reaching R$1.8758 on December 31, 2011. On April 20, 2012 the exchange rate was R$ 1.8786 per US$1.00. Under the current floating exchange-rate system, the real may be subject to fluctuations and depreciation or appreciation against the U.S. dollar and other currencies.

The following table sets forth the period‑end, average and high and low selling rates reported by the Central Bank at closing, expressed in reais  per US$1.00 for the periods and dates indicated:

Closing Selling Rate for U.S. dollars – R$ per US$1.00
Period	Period-End	Average (1)	Maximum (1)	Minimum (1)
2007	1.7713	1.9460	2.1380	1.7440
2008	2.3370	1.8287	2.3370	1.5666
2009	1.7412	2.0171	2.3784	1.7412
2010	1.6662	1.7575	1.8748	1.6662
2011	1.8758	1.6705	1.8758	1.5563
2012
January	1.7391	1.8075	1.8758	1.7391
February	1.7092	1.7747	1.8758	1.7024
March	1.8221	1.7866	1.8758	1.7024
(1) Average, maximum and minimum of the month end rates from December of the previous period through last day of the month of the period indicated.
Source: Central Bank.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Macroeconomic risks

Our business and results of operations are materially affected by conditions in the global financial markets.

The disruptions experienced recently in the global capital and credit markets have led to reduced liquidity and increased credit risk premiums for many market participants, resulting in a reduction in the availability and/or increased costs of financing, both for financial institutions and their customers. Increasing or high interest rates and/or widening credit spreads have created a less favorable environment for most of our businesses and may impair the ability of some of our customers to repay debt that they owe to us, and reduce our flexibility in planning for, or reacting to, changes in their operations and the financial industry overall. Accordingly, even though the Brazilian and global economies started to recover since the first half of 2009, our results of operations are likely to continue to be affected by conditions in the global financial markets as long as they remain volatile and subject to disruption and uncertainty.

Since 2008, the continuation of the economic crisis in Europe, particularly in Greece, Spain, Italy, Ireland and Portugal, has continued to reduce investor confidence globally, as has the earthquake in Japan last year and the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor's on August 6, 2011. These ongoing events could negatively affect our ability and the ability of other Brazilian financial institutions to obtain financing in the global capital markets, as well as weakening the recovery and growth of the Brazilian and/or foreign economies and cause volatility in the Brazilian capital markets.

     Bradesco 11

Form 20-F

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

Our operations, financial condition and the market price of our shares, ADSs and common share ADSs may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

•      exchange-rate fluctuations;

•      base interest rate fluctuations;

•      domestic economic growth;

•      political, social or economic instability;

•      monetary policies;

•      tax policy and changes in tax regimes;

•      exchange controls policies;

•      liquidity of domestic financial, capital and credit markets;

•      our customers' ability to meet their obligations with us;

•      decreases in wage and income levels;

•      increases in unemployment rates;

•      changes in credit regulations;

•      inflation; and

•      other political, diplomatic, social and economic developments within and outside of Brazil that affect the country.

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Our business is impacted by fluctuations in the value of the real. Since October 2002, and more intensively since June 2004, the real  has gained value against the dollar, with rare moments of depreciation (reaching R$1.5593 per U.S. dollar on August 1, 2008). In 2009, the real  returned to the trajectory of appreciation against the U.S. dollar (reaching R$1.7412/U.S. dollar at the end of the year). In 2010, the real  continued to appreciate against the U.S. dollar to reach R$1.6662 at the end of the year. The real  continued to appreciate against the U.S. dollar during the first half of 2011, reaching R$1.5345 on July 26, 2011. Since then, due to the deterioration of global economic conditions and the COPOM decision to loosen monetary policy, the real  began to depreciate and reached R$1.8758 per U.S. dollar on December 31, 2011. However, macroeconomic fundamentals and the current global situation (abundant liquidity, high risk appetite and rising commodity prices) suggest that the indicators of currency appreciation are still present.

As of December 31, 2011, the net balance of our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 1.2% of our total assets. When the Brazilian currency is devalued or if it depreciates, we incur losses on our liabilities denominated in, or indexed to, foreign currency, such as our U.S. dollar denominated long term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currency, as the liabilities and assets are translated into reais. Therefore, if our liabilities denominated in, or indexed to, foreign currency significantly exceed our monetary assets denominated in, or indexed to, foreign currency, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our shares, ADSs and common shares ADSs, even if the value of the liabilities has not changed in their original currency. In addition, our lending operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

12   Form 20-F – December 2011

Form 20-F

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

Brazil has, in the past, experienced extremely high rates of inflation. Brazil’s rates of inflation, as measured by the Índice Geral de Preços Disponibilidade Interna (the General Price Index – Domestic Availability or IGP-DI"), reached (1.4)%, 11.3% and 5.0% as of December 31, 2009, 2010 and 2011, respectively. Inflation, along with government measure to combat inflation and public speculation about possible future government measures, has had significant negative effects on the Brazilian economy and contributed to increase economic uncertainty in Brazil and heighten volatility in the Brazilian securities markets, which may have an adverse effect on us.

Government measures to combat inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. Increases in the Sistema Especial de Liquidação e Custódia rate (Special Clearing and Settlement System rate), or the SELIC rate, the base interest rate established by the COPOM, may have an adverse effect on us by reducing demand for our credit, and increasing our cost of funds, domestic debt expense and the risk of customer default. Decreases in the SELIC rate may also have an adverse effect on us by decreasing the interest income we earn on our interest-earning assets and lowering our revenues and margins.

Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the real may trigger increases in inflation. An example of a government measure to keep the inflation rates under control, occurred in the beginning of 2011, when credit regulation was changed in order to include limitations on certain kinds of loans to individuals, loans for the acquisition of vehicles and payroll-deductible loans, but most of these measures were reversed in the end of 2011, as an incentive for economic growth. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial markets and may lead to counter-inflationary policies that may have an adverse effect on our business, financial condition, results of operations and the market value of our shares, ADSs and common share ADSs.

Changes in base interest rates by the COPOM may materially adversely affect our margins and results of operations.

The COPOM establishes the base interest rates for the Brazilian banking system. The base interest rate was 8.75%, 10.75% and 11.0% per year as of December 31, 2009, 2010 and 2011, respectively. Changes in the base interest rate may adversely affect our results of operations because:

•      high base interest rates increase our domestic debt expense and may increase the likelihood of customer defaults; and

     Bradesco 13

Form 20-F

•      low base interest rates may diminish our interest income.

The COPOM adjusts the base interest rate in order to manage aspects of the Brazilian economy, including the protection of reserves and capital flows. We have no control over the base interest rates set by the COPOM or how often such rates are adjusted.

Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares, ADRs and common share ADRs (“American Depositary Receipts”).

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours, which could adversely affect the market value of our shares, ADRs and common share ADRs.

The recent global financial crisis has had significant consequences worldwide, including in Brazil, such as capital markets volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy, volatile exchange rates and inflationary pressure, among others, which had, and may continue to have in the future, directly or indirectly, an adverse effect on our business, financial condition, results of operation, the market price of securities of Brazilian issuers, including ours, and our ability to finance our operations.

Risks relating to Bradesco and the Brazilian banking industry

We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

Our loans and advances portfolio has grown substantially since 2004, primarily as a result of the expansion of the Brazilian economy. Any corresponding increase in our level of non-performing loans and advances may be lower than the rate of loan growth, as loans typically do not become due within a short period of time after their origination. Levels of past due loans are higher among our individual customers than our corporate customers. From 2009 to 2011, our portfolio of loans and advances to customers increased by 39.3% and our level of non-performing loans increased by 31.3%, driven by increases in the number of individual customers.

Beginning in mid-2008, weakening economic conditions in Brazil led to a rise in unemployment, which in turn led to increases in our level of past due loans, particularly in our individual customers portfolio. This trend of increasing levels of past due loans worsened in 2009. In 2010, there was an improvement in the delinquency indicators of our customers due to economic recovery in Brazil, which was reflected in a reduction of our net impairment losses on loans and advances.  Our levels of non-performing loans and advances increased in 2011, leading to an increase of 14.9% in our impairment on loans and advances compared to 2010, while our portfolio of loans and advances grew by 16.8% over the same period. However, if economic conditions in Brazil deteriorate, we may be required to increase our impairment of loans and advances in the future.

Rapid loan growth may also reduce our ratio of non-performing loans to total loans until growth slows or the portfolio becomes more seasoned. Adverse economic conditions and a slower growth rate for our loans and advances to customers may result in increases in our impairment of loans and advances, charge-offs and our ratio of non-performing loans to total loans, which may have an adverse effect on our business, financial condition and results of operations.

Adverse conditions in the credit and capital markets may adversely affect our ability to access funding in a cost effective and/or timely manner.

Recent volatility, disruption and uncertainty in the credit and capital markets have generally decreased liquidity, resulting in increased costs of funding for financial institutions and corporations. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy. If we are forced to delay raising capital or pay unattractive interest rates in order to obtain capital, our financial condition and results of operations may be adversely affected.

14   Form 20-F – December 2011

Form 20-F

The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our principal areas of operation from other large Brazilian and international banks and insurance companies, public and private.

Competition has increased as a result of recent consolidations among financial institutions in Brazil and as a result of regulations by the National Monetary Committee (Conselho Monetário Nacional), or "CMN" that facilitate customers' ability to switch business between banks. The increased competition may materially and adversely affect us as it may, among other things, limit our ability to retain and increase our existing consumer base and expand our operations; and reduce our profit margins on banking services to the extent it limits investment opportunities.

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

•      reducing our profit margins on the banking, insurance, leasing and other services and products offered by us; and

•      increasing competition for foreign investment opportunities.

Losses on our investments in financial assets may have a significant impact on our results of operations and are not predictable.

The value of certain of our investments in financial assets may decline significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2011, investments in financial assets represented 20.2% of our assets, and realized investment gains and losses have had and will continue to have a significant impact on our results of operations. The amounts of such gains and losses, which we record when investments in financial assets are sold, or in certain limited circumstances where they are marked to market or recognized at fair value, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon our investment policies and upon the market value of the financial assets, which in turn may vary considerably. We cannot predict the amount of realized gain or loss for any future period, and our management believes that variations from period to period have no practical analytical value. Furthermore, any gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation now existing in our consolidated investment portfolio or any portion thereof.

We may incur losses associated with counterparty exposures.

We face the possibility that a counterparty will be unable to honor its contractual obligations. These counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from entering into swap or other derivative contracts under which counterparties have obligations to make payments to us; executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Such counterparty risk is more acute in complex markets where the risk of failure of counterparties is higher.

     Bradesco 15

Form 20-F

Our trading activities and derivatives transactions may produce material losses.

We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value, which may generate losses. In addition, we enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. Such derivatives transactions are designed to protect us against increases in exchange rates or interest rates or against decreases in such rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of the real  or in interest rates and the real  instead increases in value or interest rates increase, we may incur financial losses. Such losses could materially and adversely affect our future results of operations and cash flow.

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

•      mandatory provisioning policies.

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

Parts of our business that are not currently subject to government regulation may become regulated in the future. For example, there are several legislative proposals currently under discussion in the Brazilian congress to regulate the credit card industry. Some of these proposals aim at increasing competition in the industry and limiting the fees charged by credit card companies. On November 25, 2010, for example, the Central Bank issued new regulations on fees charged by financial institutions, including criteria for calculating minimum credit card payments. Such rules, which are applicable to agreements executed after June 1, 2011 (and which will be applicable starting on June 1, 2012 to agreements executed before June 1, 2011), set forth, among other things, that only five types of fees can be charged, including annual fee, fees with respect to issuance of a second card, cash withdrawal, payment of accounts and emergency request of increase in the credit limits; and that the minimum payment of the monthly invoices cannot be less than 20.0% of their total amount. New regulations affecting the credit card industry may have a material adverse effect on the revenues from our credit card business. Such new regulations and other regulatory changes affecting other businesses in which we are engaged, including our broker dealer and leasing operations, could have an adverse effect on our operations and our revenues.

16   Form 20-F – December 2011

Form 20-F

A majority of our common shares is held by one shareholder, whose interests may conflict with our other investors’ interests.

As of December 31, 2011, Fundação Bradesco directly and indirectly held 56.49% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s by-laws, members of our Diretoria Executiva, or Board of Executive Officers, and departmental officers that have been working at the Organization for more than ten years serve as members of the board of trustees of Fundação Bradesco. The board of trustees has no other members. Decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions could be made by Fundação Bradesco which may be contrary to the interests of holders of common shares, and which may have a negative impact on the interests of holders of common shares. For more information on our shareholders, see “Item 7.A. Major Shareholders.”

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

In January 2011, the Central Bank also required compulsory deposits and mandatory reserves on short foreign-currency positions. Some of the rules relating to compulsory deposits were altered by the Central Bank in March 2011, with the main objective of encouraging mid-sized banks to increase their capital using profits earned in 2010. In July 2011, the CMN consolidated and redefined mandatory reserve rules for short foreign-currency positions.

In December 2011, Central Bank Circular No. 3,569 consolidated and redefined certain rules for compulsory deposits requirements on time deposits. One of the main changes was the inclusion of financial notes in the list of assets eligible for deduction from compulsory reserves requirements on time deposits. Some provisions relating to compulsory deposits on time deposits were again altered by the Central Bank in February 2012, in order to stimulate the acquisition of credit portfolios of smaller banks by the larger banks, by allowing a certain portion of the funds that would be kept without remuneration to be invested in such new portfolios. With such measure, the Central Bank expected to create greater liquidity to smaller institutions. On March 2012, the Central Bank allowed the deduction of rural credits from demand deposit requirements, a measure which the Central Bank expected to result in additional R$3 billion in loans and financings to agriculture and cattle farming.

The Central Bank may raise reserve requirements and compulsory deposits in the future, or it may impose new reserve requirements and compulsory deposits.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•      a portion of our compulsory deposits does not earn interest from the Central Bank;

•      a portion of our compulsory deposits must finance a federal housing program, the Brazilian rural sector, low income customers and small enterprises under a program referred to as a "microcredit program."

As of December 31, 2011, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$71.2 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us. For more information on compulsory deposits, see "Item 4.B. Business Overview-Deposit-taking activities."

     Bradesco 17

Form 20-F

Changes in taxes and other fiscal assessments may adversely affect us.

The Brazilian Government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes and the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing portfolio of loans and advances.

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

On May 29, 2003, Constitutional Amendment No. 40 (or EC 40/03) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian Constitution. This amendment allows the Brazilian Financial System, or “SFB”, to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of the new Civil Code (or Law No. 10,406 of January 10, 2002), as amended, unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the National Treasury. Currently, this base rate is the SELIC, which was 9.0% per annum as of April 19, 2012. However, there is presently some uncertainty as to whether the SELIC or the 12% per annum interest rate established in the Tax Code should apply.

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

18   Form 20-F – December 2011

Form 20-F

If our actual losses exceed our provisions on risks that we underwrite, we could be adversely affected.

Our results of operations and financial condition depend upon our ability to accurately assess the actual losses associated with the risks that we underwrite. Our current provisions are based on estimates that rely on then-available information and that involve a number of features including recent loss experience, current economic conditions, internal risk rating, actuarial and statistical projections of our expectations of the cost of the ultimate settlement of claims, such as estimates of future trends in claims severity and frequency, judicial theories of liability, the levels of and/or timing of receipt or payment of premiums and rates of retirement, mortality, morbidity and persistency, among others. Accordingly, the establishment of provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimates. Deviations occur for a variety of reasons. For example, if we record our impairment of loans and advances based on estimates of incurred losses, it might not be sufficient to cover losses; we might have an increased number of claims; or our costs could be higher than the costs we estimated. If actual losses materially exceed our provisions, we could be adversely affected.

We are jointly liable for claims of our customers if our reinsurers fail to meet their obligations under the reinsurance contracts.

The purchase of reinsurance does not hold us harmless against our liability towards our customers if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers' insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain responsible before our policyholders.

Our strategy of marketing and expanding Internet banking in Brazil could be badly received or more expensive than lucrative.

We have aggressively pursued the use of the Internet for banking and to provide other services to our customers and expect to continue to do so. However, the market for our Internet products is rapidly evolving and is becoming increasingly competitive. We cannot predict whether, or how fast, this market will grow. Moreover, if we fail to adapt effectively to growth and change in the Internet market and technology, our business, competitiveness, or results of operations could be adversely affected.

The Internet may prove not to be a viable Brazilian commercial marketplace for a number of reasons, including a lack of acceptable security technologies, potentially inadequate development of the necessary infrastructure, the lack of necessary development and commercialization of performance improvements, or a perceived unreliability of our systems by our customers.

A failure in, or breach of, our operational or security systems could temporarily interrupt our businesses, increasing our costs and causing losses.

Although we have high profile information security controls, continuing investments in infrastructure and operations and crisis management in place, our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly for a limited period of time or become temporarily disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as: electrical or telecommunications outages; breakdowns, systems failures or other events affecting third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services; events arising from local and larger-scale political or social matters and cyber attacks.

Cyber attacks and temporary interruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or could result in customer attrition, regulatory fines, penalties or intervention, reimbursement or other compensation costs.

     Bradesco 19

Form 20-F

Risks relating to our shares, ADSs and common shares ADSs

The preferred shares and ADSs generally do not give their holders voting rights.

Under Brazilian corporate law (Brazilian Law No. 6,404/76, as amended by Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as "Brazilian Corporate Law") and our bylaws, holders of our preferred shares, and therefore of our ADSs, representing our preferred shares, are not entitled to vote at our shareholders' meetings, except in limited circumstances. This means, among other things, that holders of ADSs are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies.

In addition, with respect to common share voting rights and the limited circumstances where preferred shareholders are able to vote, ADS and common share ADS holders may exercise voting rights with respect to our shares represented by ADSs and common share ADSs only in accordance with the provisions of the Deposit Agreements relating to the ADSs and common share ADSs. There are no provisions in Brazilian law or in our bylaws that limit ADS or common share ADS holders' ability to exercise their voting rights through the depositary bank with respect to the underlying shares. However, there are practical limits to the ability of ADS and common share ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our shareholders will either be notified directly or through notification published in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS and common share ADS holders, on the other hand, will not receive notice directly from us. Instead, in accordance with the Deposit Agreements, we will send notice to the depositary bank, which will, in turn, as soon as possible, mail the notice of such a meeting to holders of ADSs and common share ADSs with a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS and common share ADS holders must then instruct the depositary bank how to vote the shares represented by their ADSs or common share ADSs. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights will take longer for ADS and common share ADS holders than for holders of our shares. ADSs and common share ADSs for which the depositary bank does not receive voting instructions in good time will not be able to vote at a meeting.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit its ability to sell shares underlying the ADSs and common share ADSs at the price and time you desire.

Investing in securities that trade in emerging markets such as Brazil often involves greater risk than investing in securities of issuers in other countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw our shares underlying the ADSs or common share ADSs from the depositary bank at any time, your ability to sell our shares underlying the ADSs or common share ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization accounted for 51.6% of the aggregate market capitalization of the BM&FBovespa in March 2012.

Our shares, ADSs and common share ADSs do not entitle you to a fixed or minimum dividend.

Holders of our shares, ADSs and common share ADSs are not entitled to a fixed or minimum dividend. Pursuant to our bylaws, our preferred shares are entitled to dividends 10% higher than those assigned to our common shares. Although under our current bylaws we are obligated to pay our shareholders at least 30% of our annual adjusted net income, the shareholders attending our Annual Shareholders’ meeting may decide to suspend this mandatory distribution of dividends if the Board of Directors advises that payment of the dividend is not compatible with our financial condition. Neither our bylaws nor Brazilian law specifies the circumstances in which a distribution would not be compatible with our financial condition, and our controlling shareholders have never suspended the mandatory distribution of dividends. However, general Brazilian practice is that a company need not pay dividends if such payment would endanger the existence of the company or harm its normal course of operations.

20   Form 20-F – December 2011

Form 20-F

As a holder of ADSs or common share ADSs you will have fewer and less well‑defined shareholders' rights than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil. Under Brazilian Corporate Law, you and the holders of our shares may have fewer and less well‑defined rights to protect your interests relative to actions taken by our Board of Directors or the holders of our common shares than under the laws of other jurisdictions outside Brazil.

Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, in Brazil, self‑dealing and the preservation of shareholder interests may be less heavily regulated and regulations may not be as strictly enforced in Brazil as in the United States, which could potentially disadvantage you as a holder of our shares underlying ADSs or common share ADSs. For example, compared to Delaware general corporation law, Brazilian Corporate Law and practice have less detailed and well‑established rules and judicial precedents relating to review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Delaware companies must hold 5% of the outstanding share capital of a corporation to have valid standing to bring shareholder derivative suits, while shareholders in Brazilian companies do not normally have valid standing to bring a class action.

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

If we issue new shares or our shareholders sell shares in the future, the market price of your ADSs or common share ADSs may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of our shares, ADSs and common share ADSs by diluting our shares' value. If we issue new shares or our existing shareholders sell the shares they hold, the market price of our shares and therefore of our ADSs and common share ADSs, may decrease significantly.

You may be unable to exercise preemptive rights relating to our shares.

You will not be able to exercise preemptive rights relating to our shares underlying your ADSs or common share ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Similarly, we may from time to time distribute rights to our shareholders. The depositary bank will not offer rights to you as a holder of the ADSs or common share ADSs unless the rights are either registered under the Securities Act or are subject to an exemption from the registration requirements. We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds from the sale by the depositary bank of the rights received in respect of the shares represented by your ADSs or common share ADSs or, if the preemptive rights cannot be sold, they will be allowed to lapse. You may also be unable to participate in rights offerings by us, and your holdings may be diluted as a result.

If you exchange your ADSs or common share ADSs for their underlying shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Brazilian law requires that parties obtain registration with the Central Bank in order to be allowed to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the shares must obtain the necessary registration with the Central Bank for payment of dividends or other cash distributions relating to the shares or after disposition of the shares. If you exchange your ADSs or common share ADSs for the underlying shares, however, you may only rely on the custodian's certificate for five business days from the date of exchange. Thereafter, you must obtain your own registration in accordance with the rules of the Central Bank and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM), in order to obtain and remit U.S. dollars abroad after the disposition of the shares or the receipt of distributions relating to the shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the shares. For more information, see "Item 10.D. Exchange Controls."

     Bradesco 21

Form 20-F

If you attempt to obtain your own registration, you may incur expenses or suffer delays in the application process, which could delay your receipt of dividends or distributions relating to the shares or the return of your capital in a timely manner. The custodian's registration and any certificate of foreign capital registration you may obtain may be affected by future legislative changes. Additional restrictions applicable to you, to the disposition of the underlying shares or to the repatriation of the proceeds from disposition may be imposed in the future.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History, Development of the Company and Business Strategy

The company

We were founded in 1943 as a commercial bank under the name "Banco Brasileiro de Descontos S.A." In 1948, we began a period of aggressive expansion, which led to our becoming the largest private‑sector (non‑government‑controlled) commercial bank in Brazil by the end of the 1960s. We expanded our activities nationwide during the 1970s and conquered urban and rural markets in Brazil. In 1988 we merged with our real estate finance, investment bank and consumer credit subsidiaries to become a multiple service bank and changed our name to Banco Bradesco S.A.

We are currently one of the largest private‑sector banks in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid‑sized and small companies and major local and international corporations and institutions. We have the most extensive private‑sector branch and service network in Brazil, allowing us to reach a diverse customer base. Our products and services encompass banking operations such as loans and advances and deposit‑taking, credit card issuance, purchasing consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

According to information published in December 2011 by SUSEP and by ANS, we are the largest insurance, pension plan and capitalization bond group in Brazil on a consolidated basis in terms of insurance premiums, pension plan contributions and income from capitalization bonds. Título de capitalização, or "capitalization bond," refers to a type of savings account combined with periodic cash-prize draws.

In 2011, some of our subsidiaries ranked among the largest companies in Brazil in their respective markets, according to the sources cited in parentheses below, including:

•      Bradesco Seguros S.A. ("Bradesco Seguros"), our insurance subsidiary, together with its subsidiaries, leader in terms of insurance premiums, equity and technical reserves (SUSEP and ANS):

-        Bradesco Vida e Previdência S.A. ("Bradesco Vida e Previdência"), Bradesco Seguros' subsidiary is the largest company in the market in terms of private pension plan contributions, investment portfolios and technical provisions (SUSEP);

-        Bradesco Capitalização S.A. ("Bradesco Capitalização"), Bradesco Seguros' subsidiary offers capitalization bonds. Bradesco Capitalização is the leading private company in the market in terms of revenue from the sale of capitalization bonds (SUSEP);

-        Bradesco Auto/RE Companhia de Seguros S.A. ("Bradesco Auto/RE"), Bradesco Seguros' subsidiary is one of the largest companies in its segment, offering automobile insurance, property/casualty and liability products (SUSEP); and

-        Bradesco Saúde S.A. ("Bradesco Saúde"), Bradesco Seguros' subsidiary offers health insurance, including coverage of medical and hospital expenses. Bradesco Saúde has one of the largest networks of healthcare service providers and is the health insurance market leader (ANS).

22   Form 20-F – December 2011

Form 20-F

•      Bradesco Leasing S.A. Arrendamento Mercantil ("Bradesco Leasing"), is one of the leaders in terms of the present value of leasing portfolio (ABEL); and

•      Bradesco Administradora de Consórcios Ltda. ("Bradesco Consórcios"), market leader in its segment with 625,763 outstanding purchasing consortium quotas (Central Bank).

We are also one of the leaders among private‑sector financial institutions in asset management and underwriting debt securities, according to information published by the Brazilian Association of Financial and Capital Markets Entities - ANBIMA.

As of December 31, 2011, we had, on a consolidated basis:

•   R$722.1 billion in total assets;

•   R$263.5 billion in total loans and advances;

•   R$217.4 billion in total deposits;

•   R$59.4 billion in equity, including non-controlling interest;

•   R$99.1 billion in technical reserves for our insurance and pension plan business;

•   R$35.3 billion in foreign trading financing;

•   29.5 million insurance policyholders (excluding Odontoprev);

•   25.1 million checking account holders;

•   43.4 million savings accounts;

•   3.1 million capitalization bonds holders;

•   2.2 million pension plan holders;

•   1,307 Brazilian and multinational corporations with affiliated companies in Brazil as ”Corporate” customers;

•   an average of 17.2 million daily transactions, including 2.1 million in our 4,634 branches and 15.1 million through self-service outlets, mainly Automatic Teller Machines, or ATMs, the Internet, and telephone and mobile services (Fone Fácil and Bradesco Celular);

•      a nationwide network consisting of 4,634 branches and 4,429 special points of banking services located on the premises of selected corporate customers, 34,516 ATMs, and 12,455 shared ATMs under the Banco24Horas brand (among Bradesco, Banco do Brasil S.A. or “Banco do Brasil” and Banco Santander) for cash withdrawals, obtaining statements and account balance information, loans, payments and transfers between accounts; and

•   a total of 3 branches and 9 subsidiaries located in New York, London, the Cayman Islands, Tokyo, Buenos Aires, Luxembourg, Hong Kong and Mexico.

Since 2009, we have been doing business in every single one of the municipalities in Brazil. Our extensive banking network takes us closer to our customers, providing our managers with information on economically active regions and other key conditions for our business. This knowledge helps us to assess and limit risks in loans, among other risks, as well as to service the particular needs of our customers.

We are a business corporation organized under the laws of Brazil. Our headquarters is in Cidade de Deus, Vila Yara, 06029‑900, Osasco, SP, Brazil, and its telephone number is (55-11) 3684-4011. Our New York Branch is located at 450 Park Avenue, 32nd floor, New York 10022-2605.

     Bradesco 23

Form 20-F

Recent acquisitions

In May, 2011, we acquired 96.99% of the common shares and 95.21% of the preferred shares, corresponding to 96.23% of the capital stock of Banco do Estado do Rio de Janeiro S.A. (“BERJ”) from the Government of the State of Rio de Janeiro. As part of the acquisition, we also acquired the right to provide services to the Government of the State of Rio de Janeiro including its payroll, supplier payroll, the collection of state taxes among other services from January 2012 to December 2014. This transaction expands our presence in the State of Rio de Janeiro. Special shareholders' meetings held in November 2011 voted to alter its name to Banco BERJ S.A. Bradesco's process of assuming control of BERJ was ratified by the Central Bank in November, 2011.

2010 and 2009 acquisitions

In July 2010, Bradesco announced the acquisition of 10.67% of the capital stock of Companhia Brasileira de Soluções e Serviços (“CBSS”) for R$141.4 million. In January 2011, Bradesco announced the acquisition of an additional 5.01% of CBSS's capital stock for R$85.8 million. As a result, Bradesco increased its total ownership interest in CBSS to 50.01%.

In July 2010, Bradesco concluded the acquisition of 2.09% of the capital stock of Cielo S.A. (“Cielo”), for a total consideration of R$431.7 million, increasing its ownership interest in Cielo to 28.65%.

In June 2010, Bradesco concluded the acquisition of the entire capital stock of the controlling group of Ibi Services S. de R.L. México ("Ibi México") and of RFS Human Management de R.L., a subsidiary of Ibi México. This transaction includes a partnership contract with C&A México S. de R.L. (C&A México) for a period of 20 years for the exclusive joint sale of financial products and services through C&A México chain stores.

In October 2009 we announced that the board of directors of Odontoprev S.A. (“Odontoprev”) and Bradesco, the latter as indirect controlling shareholder of Bradesco Dental S.A. (“Bradesco Dental”), entered into a joint venture agreement in the dental insurance sector. Under the merger plan, Bradesco Dental became a wholly-owned subsidiary of Odontoprev, and Bradesco Saúde, the direct controlling company of Bradesco Dental, received shares representing 43.50% of Odontoprev's total capital. Together, Bradesco Saúde (43.50%) and Odontoprev's major shareholder, Mr. Randal Luiz Zanetti (7.56%), entered into a shareholders’ agreement to hold 51.06% of the company's capital.

In June 2009, we entered into an agreement to acquire Ibi Participações S.A (“Ibi Participações”), Banco Ibi S.A. (“Banco Ibi”) and its subsidiaries, for a total consideration of R$1.5 billion, paid to the former controlling shareholders in shares representing approximately 1.6% of Bradesco's capital stock. Banco Ibi is among the main credit card issuers in Brazil, both in the private label segment as well as in branded cards, and its acquisition substantially strengthened our position in both markets. The transaction includes a partnership with C&A Modas Ltda. (“C&A”), a leader in the fashion and clothing markets, under which Bradesco started offering its financial products and services at C&A stores, for 20 years.

Bradesco announced in April 2009 that through its subsidiary, Bradesco Seguros e Previdência, it acquired 20% of the voting capital and total capital stock of Integritas Participações S.A. (“Integritas”), a holding company of Grupo Fleury (“Fleury”) for R$342 million. Fleury, which has operated for the past 83 years, is one of Brazil's most renowned and respected medical and health organizations. It provides diagnosis, clinical treatment and medical analysis services and is a reference center for complex medical tests for some 1,500 clinical laboratories and hospitals.

Other strategic alliances

In April 2011, we launched “Elo" in partnership with Banco do Brasil and Caixa Econômica Federal, a new Brazilian card flag that gives customers more choice and strengthens the Bank's portfolio. The Elo flag includes: (i) Elo Serviços S.A. (“Elo Serviços”), the owner and manager of the Elo brand “Elo” of debit, credit and pre-paid cards; (ii) the activities of CBSS, which will be directly or indirectly integrated into Elo Participações (“Elo Participações”); (iii) our ownership interest in IBI Promotora de Vendas Ltda. (“IBI Promotora”), which will be sold to CBSS; and (iv) our ownership interest in Fidelity Processadora e Serviços S.A. (“FPS”), which will be sold to CBSS. The transactions will be completed upon satisfactory negotiation of the final documents and compliance with the applicable legal and regulatory requirements.

24   Form 20-F – December 2011

Form 20-F

In 2011, Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários (BRAM) moved forward with its internationalization strategy by setting up a fund for small and medium cap Brazilian stocks. In December 2010, it launched a new fund to invest in dollar-denominated securities issued abroad by Brazilian companies and the National Treasury. These new funds are now part of the family of investment funds called "Bradesco Global Funds," which was launched by Bradesco in September 2009. These funds are domiciled in Luxemburg and are marketed exclusively to foreign investors. Bradesco Global Funds is an umbrella structure that provides investors with a series of investment funds, each with different investment objectives.

In September 2010, we announced the sale of our controlling interest in CPM Braxis S.A. (CPM) to Capgemini S.A., reducing our ownership interest in CPM to 20%.

In August 2010, Bradesco Seguros, ZNT Empreendimentos S.A. ("ZNT") and Odontoprev signed a non-binding memorandum of understanding with BB Seguros S.A. ("BB Seguros"), for developing and marketing products in the dental market.

In February 2010, we entered into a non-binding memorandum of understanding with Banco do Brasil and Banco Santander S.A. ("Santander Brasil") to facilitate consolidation of operations of our respective networks of external self-service terminals (ATMs located outside branches). By concluding this transaction, we hope to have a business model that will facilitate our customers' access to some 11,000 ATMS located outside branches.

Banco Postal

On December 2011, we ceased our partnership with Empresa Brasileira de Correios e Telégrafos, or ECT, (the government owned postal company) and will not continue with the Postal Bank (Banco Postal) in January 2012.

However, customers who used the services of the Postal Bank remain Bradesco clients, and will be supported by its extensive network of branches and service centers. The clients have complete and quality service wherever they are.

Bradesco Expresso - Correspondent Bank

Bradesco Expresso is a fundamental part of our strategy to replace the partnership we formerly had with ECT for the Postal Bank. Bradesco Expresso has enabled us to expand our share in the correspondent bank segment through partnerships with supermarkets, drugstores, department stores and other retail chains, with a presence in all Brazilian cities which are not served by the banking branch network.

The main services we offer through Bradesco Expresso are:

•      receipt and submission of account applications;

•      receipt and submission of loans, financing and credit card applications;

•      withdrawals from checking accounts and savings accounts;

•      Social Security National Service ("INSS") benefit payments;

•      checking and savings account deposits;

•      checking accounts, savings accounts and INSS balance statements;

•      receipt of consumption bills, bank charges and taxes; and

•      prepaid mobile top-up.

On December 31, 2011, the Bradesco Expresso network totaled 34,839 implemented outlets, of which 8,735 were new outlets. During 2011, Bradesco Expresso had an average of 28.2 million monthly transactions or 1.3 million daily transactions.

     Bradesco 25

Form 20-F

Business strategy

The key elements of our strategy are (i) to consolidate and expand our position as one of the leading financial institutions and insurance providers in Brazil, (ii) maximize shareholder value and (iii) maintain high standards of corporate responsibility and sustainability. We intend to pursue the following strategies to reach these goals:

Consolidate and build upon our service network and brand as one of the leading financial institutions and insurance providers in Brazil which offers a complete portfolio of products and services to all levels of society.

We believe that our position as one of the leading financial institutions in Brazil, with a presence in all Brazilian regions through a broad network of distribution channels and with exposure to individuals of all income levels as well as large, mid‑sized and small businesses, will allow us to maintain the organic growth strategy. We will also continue to expand the insurance, pension and capitalization bonds business segment, in order to consolidate our leadership in this sector. As part of this strategy, we intend to increase the sales of our traditional banking, insurance, pension and capitalization bonds products through our wide branch network, our internet distribution services and other distribution channels. We are committed to investing significantly in our IT platform to support such growth. In addition, we intend to continue to leverage our relationships with corporate clients and high-income individuals to further develop our investment banking, private banking and asset management operations through Bradesco BBI, Banco Bradesco Europa, Bradesco Securities and other subsidiaries in Brazil and other key financial centers such as London, New York, Hong Kong and Tokyo.

Maintain asset quality and operational risk levels.

We are focused on sustainable growth to ensure our standards in relation to our asset quality and risk levels. We intend to maintain the quality of our loan portfolio by continuously improving our delinquency risk models, ensuring better results in credit granting and appropriate provisions for possible incurred losses. Our strategy involves maintaining our existing policy for our insurance business of careful evaluation of risk spreads through robust actuarial analysis, while entering into reinsurance agreements with well-known reinsurers to reduce exposure to large risks.

With respect to risk management, we intend to continue our integrated approach that utilizes a centralized method for identifying, measuring, controlling, monitoring and mitigating credit, market, liquidity and operational risks. We intend to continue to use specialized risk management committees in relation to the adoption of institutional policies, operational guidelines and the establishment of limits for risk exposure in accordance with best international practices, with the aim of maintaining operational risk levels within adequate boundaries.

Complement organic growth with strategic alliances and pursue selective acquisitions.

To complement our organic growth strategy, we constantly seek opportunities for strategic alliances and selective acquisitions to consolidate our position as one of the leading financial institutions in Brazil and to expand our presence in growth markets such as consumer financing, investment banking, broker dealing and insurance. We believe our partnership with Banco do Brasil and Caixa Econômica Federal in relation to credit, debit and pre-paid cards for checking account holders and non-account holders is an example of such a growth opportunity. Similarly, our merger with Odontoprev has increased our presence in the segment of dental care plans enabling us to cement our leadership position in the insurance market. We will continue to focus on asset quality, potential operating synergies, sale and acquisition of know-how to maximize return for our shareholders.

Focus on corporate responsibility and sustainability as core principles of our business.

We believe that corporate responsibility and sustainability are fundamental to our operations and have incorporated the following three principles into our overall strategy: sustainable finance, responsible management and investments in social and environmental projects. We are always seeking to develop and incorporate sustainable finance concepts into the process of designing and managing our products and services and in our relationships with clients and suppliers. We believe our admission to the sustainability indexes of both the New York Stock Exchange and BM&FBovespa represents strong recognition of our success in implementing sustainability principles. As part of this strategy, we will continue to apply social-environmental risk analysis in financing and investment activities in accordance with international practices, including the Equator Principles which we signed up to in 2004. Corporate responsibility has always been one of our core principles as evidenced by the significant investments we have made in education since 1956 through Fundação Bradesco, which is present in every state in Brazil and the Federal District, with 40 schools primarily located in regions of high socioeconomic deprivation. Fundação Bradesco offers quality formal education, free of charge, to children and young people from early childhood to high school as well as professional high school education for young people and adults, as well as initial and continuing education for employment and income.

26   Form 20-F – December 2011

Form 20-F

4.B. Business Overview

We operate and manage our business through two operational segments: (i) the banking segment and (ii) the insurance, pension and capitalization bonds segment.

The data about these segments were compiled from reports made for Management to assess performance and take decisions on allocating funds for investments and other purposes. Management uses various data, including financial data stated under practices adopted in Brazil and non-financial metrics compiled on different bases. Hence the segment data were prepared under accounting practices adopted in Brazil and the consolidated financial statements were compiled under International Financial Reporting Standards ("IFRS"). For further information on differences between the consolidated results and by segments, see "Item 5.A. Operating Results - Results of operations for the year ended December 31, 2011 compared with the year ended December 31, 2010” and "Item 5.A. Operating Results - Results of operations for the year ended December 31, 2010 compared with the year ended December 31, 2009.”

As of December 31, 2011, according to the sources cited in parentheses below, we were:

•      one of the leading private-sector banks in terms of savings deposits, with R$59.7 billion in deposits, accounting for 14.2% of Brazil's total savings deposits;

•      one of the leaders in BNDES onlending, with R$15.5 billion in disbursements (BNDES);

•      one of the leaders in leasing operations in Brazil, with a leasing portfolio of R$11.6 billion at present value (ABEL);

•      one of the largest private-sector fund and portfolio managers in Brazil, with R$335.4 billion in total third-party assets under management, representing over 17% of the total Brazilian market (ANBIMA);

•      one of the largest credit card issuers in Brazil, with 91.3 million credit cards issued (Visa, American Express, Elo, MasterCard and private label cards) with sales on credit cards and private label of R$89.6 billion (ABECS);

•      one of the largest debit card issuers in Brazil, with 64.3 million debit cards issued (ABECS);

•      the leader in bank payment processing and collection services in Brazil with a 25.3% market share in November 2011 (Central Bank);

•      the leader among private banks in number of customer registrations in the Pre-Authorized Direct Debit (DDA) program, with over 4.2 million registered customers (Central Bank);

•      the leader in number of active accounts in managed purchaser consortiums for the following three segments: real estate, with 183,888 active accounts; automobiles, with 408,491 active accounts, and trucks and tractors with 33,384 active accounts (Central Bank);

•      one of the leaders in automobile financing loans, with a market share of 16.4% (Central Bank);

•      the leading private-sector bank in benefit payments from the Social Security Institute (Instituto Nacional do Seguro Social, or INSS), with over 6 million "INSS" retirees, beneficiaries and other pensioners, accounting for 23.8% of the total number of INSS beneficiaries (INSS); and

•      Brazil's largest insurance and open pension fund operator with R$37.7 billion in total premiums and open pension plan contributions (SUSEP and ANS).

     Bradesco 27

Form 20-F

Additionally, Bradesco was rated as Brazil's most valuable brand in 2011 by Superbrands consulting firm and the world's sixth most valuable brand by international banking consultants Brand Finance. It was also rated the "best financial institutions to start a career" in a survey that "Você S/A" magazine conducted in partnership with Fundação Instituto de Administração (FIA) and Cia. de Talentos. This survey is unique worldwide for its assessment of the workplace environment and management policies from the personnel point of view for professionals at the beginning of their careers. Bradesco earned the "Best Company for Personnel Management" award for companies with more than 10,000 employees given by the magazine "Valor Carreira". Bradesco ranked fourth worldwide in a survey conducted by Aon Hewitt for best practices in environmental responsibility, and is the only Brazilian company in "Newsweek's" Top 15 World's Greenest Companies.

Main subsidiaries

The following is a simplified chart of our principal material subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2011 (all of which are consolidated in our financial statements in "Item 18. Financial Statements"). With the exception of Banco Bradesco Argentina, which was incorporated in Argentina, all of these material subsidiaries were incorporated in Brazil. For more information regarding the consolidation of our material subsidiaries, see Note 2(a) to our consolidated financial statements in "Item 18. Financial Statements."

28   Form 20-F – December 2011

Form 20-F

Banco Bradesco S.A.
99.95% Banco Alvorada S.A. Banks
100.00% Bradesplan Participações Ltda. Holding
100.00% União Participações Ltda. Holding
100.00% Banco Bradesco Cartões S.A. Cards
100.00% Banco Ibi S.A. Cards
98.35% Banco Bradesco BBI S.A. Banks
100.00% Bradesco S.A. Corretora de TVM Securities Brokerage
100.00% BRAM – Bradesco Asset Management S.A. DTVM Asset Management
100.00% Ágora Corretora de Títulos e Valores Securities Intermediation
100.00% Banco Bradesco Financiamentos S.A. Banks
99.99% Bradseg Participações Holding
100.00% Bradesco Seguros S.A. Holding
100.00% Bradesco Vida e Previdência S.A. Private Pension Plan and Life Insurance
100.00% Bradesco Capitalização S.A. Capitalization bonds
99.99% Bradesco SegPrev Investimentos Ltda. Holding
100.00% Bradesco Saúde S.A. Insurance
100.00% Bradesco Auto/RE Cia. de Seguros Insurance
99.99% Banco Bradesco Argentina S.A. Banks
100.00% Bradesco Leasing S.A. Leasing
100.00% Banco Bankpar S.A. Banks
100.00% Tempo Serviços Ltda. Services

     Bradesco 29

Form 20-F

Revenues per business segment

The following table summarizes our main gross revenues by business area for the periods indicated.

Years Ended December 31,	R$ in thousands
	2011	2010	2009
Banking
Loans and advances (1)	52,890,045	43,574,580	38,660,721
Fees and commissions	11,989,868	10,450,714	8,889,004
Insurance and pension plans
Premiums retained from insurance and pension plans	34,315,543	27,994,116	24,118,550
(1) Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.

For more details of our segments, see "Item 5.A. Operating Results" and Note 5  of our consolidated financial statements in "Item 18. Financial Statements."

We do not break down our revenues by geographic regions within Brazil, and less than 10.0% of our revenues come from international operations. For more information on our international operations, see "International banking services."

30   Form 20-F – December 2011

Form 20-F

Banking

We have a diverse customer base that includes individuals and small, midsized and large companies in Brazil. Historically, we have cultivated a stronger presence among the broadest segment of the Brazilian market, middle- and low-income individuals. In 1999, we set up our corporate department to serve corporate customers with annual revenues of R$250 million or more, and our private banking department to serve our individual customers with minimum net assets of R$2.0 million. In 2002, we created Bradesco Empresas (Middle Market) to cater for corporate customers with annual revenues of R$30 to R$250 million, in other to expand our business in the middle corporate market. In 2003, we launched Bradesco Prime, which offers services to individual customers who either have a monthly income of at least R$7,000 or R$80,000 available for immediate investment. Bradesco Varejo is our division for corporate customers with annual revenues of less than R$30 million and individual customers with monthly income of less than R$7,000. For more information, see "Distribution channels" and "Specialized distribution of products and services."

The following diagram shows the breakdown of our banking activities as of December 31, 2011:

Banking

     Bradesco 31

Form 20-F

The following table shows selected financial data for our banking segment for the periods indicated:

Year ended December 31,	R$ in thousands
	2011	2010	2009
Statement of Income data
Net interest income	31,379,722	28,223,501	23,991,700
Impairment of loans and advances	(9,275,421)	(6,354,670)	(11,236,020)
Other income/(expenses) (1)	(13,063,262)	(12,497,956)	(5,194,473)
Income before income taxes	9,041,039	9,370,875	7,561,207
Income and social contribution taxes	(1,305,702)	(2,416,284)	(2,319,811)
Net income for the year	7,735,337	6,954,591	5,241,396
Net income attributable to controlling shareholders	7,724,917	6,943,764	5,243,804
Net income attributable to non-controlling interest	10,420	10,827	(2,408)
Statement of Financial Position data
Total assets	657,903,426	548,664,554	430,753,007
Selected results of operations data
Interest and similar income
Loans and advances to banks	8,469,093	6,759,299	5,449,139
Loans and advances to customers	44,420,954	36,815,282	33,211,581
Financial assets	15,913,414	9,828,935	8,909,847
Compulsory deposits with the Central Bank	6,112,337	2,869,307	534,676
Other financial interest income	40,774	35,707	35,338
Interest and similar expenses
Deposits from banks	(23,215,922)	(14,065,917)	(10,583,071)
Deposits from customers	(14,974,545)	(11,296,932)	(11,413,095)
Funds from securities issued	(2,598,702)	(699,640)	(417,109)
Subordinated debt	(2,787,681)	(2,022,540)	(1,735,606)
Net interest income	31,379,722	28,223,501	23,991,700
Net fee and commission income	11,989,868	10,450,714	8,889,004
Note: Data presented above includes income from related parties of other segments before elimination.
(1) For additional information, see "Item 5.A. Operational Results".

We have a segmented customer base and we offer the following range of banking products and services in order to meet the needs of each segment:

•      deposit-taking with clients, including checking accounts, savings accounts and time deposits;

•      loans and advances (individuals and companies, real estate financing, microcredit, onlending BNDES funds, rural credit, leasing, among others);

•      credit cards, debit cards and pre-paid cards;

•      management of receipts and payments;

•      asset management;

•      services related to capital markets and investment banking activities;

•      intermediation and trading services;

•      custody, depositary and controllership services;

•      international banking services; and

32   Form 20-F – December 2011

Form 20-F

•      purchasing consortiums.

Deposit-taking with clients

We offer a variety of deposit products and services to our customers through our branches, including:

•      Non-interest bearing checking accounts, such as:

- Easy Account (Conta Fácil) – customers have a checking account and a savings account under the same bank account number, using the same card for both accounts;

- Click Account (Click Conta)  – no-fee checking account for minors (from 11 to 17 years old), with exclusive website and debit card, automatic pocket money service and free online courses, among other benefits;

- Academic Account (Conta Universitária) – low fee checking account for college students, with subsidized credit conditions, exclusive website and free online courses, among other benefits; and

- Cell Phone Bonus Account (Conta Bônus Celular) – monthly checking account fees are awarded as bonus for the customers’ prepaid cell phone.

•      traditional savings accounts, which currently earn the Brazilian reference rate, or taxa referencial, known as the "TR," plus 6.2% annual interest;

•      time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário - or "CDBs"), and earn interest at a fixed or floating rate; and

•      deposits exclusively from financial institutions, which are represented by Interbank Deposit Certificates (certificados de depósito interbancário - or "CDIs"), and earn the interbank deposit rate.

As of December 31, 2011, we had 25.1 million checking account holders, 23.7 million of which were individual account holders and 1.4 million corporate account holders. As of the same date, we had 43.4 million savings accounts. In the same period, our deposits (excluding deposits from financial institutions) totaled R$216.3 billion and we had a 14.2% share of the Brazilian savings deposit market, according to the Central Bank.

The following table shows a breakdown of our deposits by type of product on the dates indicated:

December 31,	R$ in thousands, except %
	2011		2010		2009
Deposits from customers
Demand deposits	32,535,978	15.0%	35,775,239	18.6%	34,211,087	20.1%
Reais	32,090,220	14.8%	35,389,537	18.4%	33,834,086	19.9%
Foreign currency	445,758	0.2%	385,702	0.2%	377,001	0.2%
Savings deposits	59,656,319	27.6%	53,435,652	27.8%	44,162,309	26.0%
Reais	59,656,319	27.6%	53,435,652	27.8%	44,162,309	26.0%
Time deposits	124,128,641	57.4%	102,157,837	53.1%	90,537,014	53.3%
Reais	104,114,818	48.1%	94,723,153	49.2%	86,018,856	50.6%
Foreign currency	20,013,823	9.3%	7,434,684	3.9%	4,518,158	2.7%
Total deposits from customers	216,320,938	100.0%	191,368,728	99.4%	168,910,410	99.4%
Others	-	-	1,107,220	0.6%	1,035,706	0.6%
Total	216,320,938	100.0%	192,475,948	100.0%	169,946,116	100.0%

     Bradesco 33

Form 20-F

We offer our customers certain additional services, such as:

•      "identified deposits," which allow our customers to identify deposits made in favor of a third party by using a personal identification number; and

•      real-time "banking transfers" from a checking or savings account to another checking or savings account, including accounts at other banks.

Loans and advances to customers

The following table shows loans and advances to customers in Brazil broken down by type of product and period:

December 31,	R$ in thousands
	2011	2010	2009
Loans and advances to individuals outstanding by type of operation
Other loans and advances to individuals	58,014,635	48,769,011	38,584,861
Housing loans	15,930,568	10,186,535	6,942,703
Onlending BNDES/Finame	35,398,656	29,554,340	18,240,421
Other corporate loans and advances	85,760,876	71,611,871	59,846,559
Rural loans	11,036,251	10,179,753	9,136,566
Leasing	11,550,838	16,365,943	21,468,019
Credit cards	20,252,191	18,474,095	14,676,565
Import and export financings	25,577,600	20,494,370	20,269,801
Total	263,521,615	225,635,918	189,165,495

The following table summarizes concentration for our outstanding loans and advances to customers by borrower on the dates shown:

December 31,	2011	2010	2009
Borrower size
Largest borrower	0.9%	1.2%	1.0%
10 largest borrowers	5.2%	5.8%	6.2%
20 largest borrowers	8.6%	9.1%	9.4%
50 largest borrowers	14.0%	14.6%	15.7%
100 largest borrowers	18.1%	18.5%	19.9%

Loans and advances to customers

Our loans and advances to customers, mostly consumer credit, corporate and agricultural-sector loans, totaled R$263.5 billion as of December 31, 2011.

Loans and advances to consumers

Our significant volume of individual loans enables us to reduce the impact of single individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

•      short-term loans, extended through our branches to checking account holders and, within certain limits, through our ATM network. These short-term loans are on average repaid in four months with an average interest rate of 7.1% per month as of December 31, 2011;

•      vehicle financings are on average repaid in sixteen months with an average interest rate of 2.1% per month as of December 31, 2011; and

34   Form 20-F – December 2011

Form 20-F

•      overdraft loans on checking accounts (or "Cheque Especial"), which are on average repaid in one month, at interest rates varying from 8.2% to 8.9% per month as of December 31, 2011.

We also provide revolving credit facilities and traditional term loans. As of December 31, 2011, we had outstanding advances, vehicle financings, consumer loans and revolving credit totaling R$58.0 billion, or 22.0% of our portfolio of loans and advances as of that date. On the basis of loans outstanding on that date, we had a 12.1% share of the Brazilian consumer loan market, according to information published by the Central Bank.

Banco Bradesco Financiamentos ("Bradesco Financiamentos") offers direct-to-consumer credit and leasing for the acquisition of vehicles and payroll-deductible loans to the public and private sectors 'in Brazil.

Supported by BF Promotora de Vendas Ltda. ("BF Promotora"), and using the "Bradesco Financiamentos" brand, the Bank operates through its extensive network of correspondents in Brazil, consisting of retailers and dealers selling light vehicles, trucks and motorcycles, to offer financing and/or leasing for vehicles.

Through “Bradesco Promotora” brand, we offer payroll-deductible loans to social security retirees and pensioners, public-sector employees, military personnel and private-sector companies sponsoring plans, and other aggregated products (insurance, capitalization bonds, cards, purchasing consortiums, and others).

Real estate financing

As of December 31, 2011, we had 63,156 outstanding real estate loans. We financed 30.6% of the financial sector lending for civil construction in Brazil as of November 30, 2011 according to data published by the Central Bank. As of December 31, 2011, the aggregate outstanding amount of our real estate loans amounted to R$15.9 billion, representing 6.0% of our portfolio of loans and advances.

Real estate financing is made through the Housing Finance System - SFH (Sistema Financeiro Habitacional), by the Housing Mortgage Portfolio - CHH (Carteira Hipotecária Habitacional) or by the Commercial Mortgage Portfolio - CHC  - (Carteira Hipotecária Comercial). Loans from SFH or CHH feature variable-installment repayments and annual interest rates ranging from 7.8% to 11.5% plus TR, or 13.0% from CHC. Loans from SFH with pre-fixed installment repayment are made at annual interest rates of 13.2% for properties valued at no more than R$150,000.

Residential SFH and CHH loans are for repayment within 30 years and commercial loans within 10 years.

Our individual loans made for construction purposes are repaid within 30 years, with 24 months to finish construction, a 2-month grace period and the remainder for repaying the loan. The annual interest rate on these loans is TR plus 10.5% for the SFH loans, or a fixed 13.2% for homes valued at R$150,000 or less.

We also extend corporate financing for builders under the SFH. These loans are for construction purposes and typically specify 36 months for completion of construction work and repayments starting within 36 months after official registration of the building. These loans are charged the TR plus an annual interest rate of 10 to 12% during the construction stage for SFH loans, and TR plus an annual interest rate of 14% for CHH loans.

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

Microcredit

We extend microcredit to low-income individuals and small companies, in accordance with Central Bank regulations requiring banks to use 2% of their cash deposits to provide microcredit loans. We started providing microcredit loans in August 2003. As of December 31, 2011, we had 69,491 microcredit loans outstanding, totaling R$62.8 million.

     Bradesco 35

Form 20-F

In accordance with Central Bank regulations, most microcredit loans are charged at a maximum effective interest rate of 2% per month. However, microcredit loans for certain types of business or specific production have a maximum effective interest rate of 4% per month. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for individuals in general, (ii) R$5,000 for individuals developing certain professional, commercial or industrial activities or for micro companies, and (iii) R$15,000 for microcredit loans in certain segments. In addition, microcredit loans must be not for less than 120 days, and origination fee must be 2% to 3% of the loan value.

BNDES onlending

The Brazilian government has a program to provide government-funded long-term loans with below-market interest rates to sectors of the economy that it has targeted for development. We borrow funds under this program from either (i) BNDES, the federal government’s development bank, or (ii) Agência Especial de Financiamento Industrial (Finame), or "Finame," the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on the loans based on the borrowers' credit. Although we bear the risk for these BNDES and Finame onlending transactions, they are always secured.

According to BNDES, we disbursed R$15.5 billion, 65.5% of which was loaned to micro-, small- and medium-sized companies in 2011. Our BNDES onlending portfolio totaled R$35.4 billion as of December 31, 2011, and accounted for 13.4% of our portfolio of loans and advances at that date.

Other local commercial loans

We provide traditional loans for the ongoing needs of our corporate customers. We had R$85.8 billion of outstanding other local commercial loans, accounting for 32.5% of our portfolio of loans and advances as of December 31, 2011. We offer a range of loans to our Brazilian corporate customers, including:

•      short-term loans of 29 days or less;

•      working capital loans to cover our customers' cash needs;

•      guaranteed checking accounts and corporate overdraft loans;

•      discounting trade receivables, promissory notes, checks, credit card and supplier receivables, and a number of other receivables;

•      financing for purchase and sale of goods and services;

•      corporate real estate financing;

•      investment lines for acquisition of assets and machinery; and

•      guarantees.

These lending products generally bear an interest rate of 1.9% to 8.4% per month.

Rural loans

We extend loans to the agricultural sector by financing demand deposits, BNDES onlendings and our own funds, in accordance with Central Bank regulations. As of December 31, 2011, we had R$11.0 billion in outstanding rural loans, representing 4.2% of our portfolio of loans and advances. In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 6.75% as of December 31, 2011. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold, except BNDES onlending for rural investment which is repaid within a five years with repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

Since July 2011, Central Bank regulations require us to use at least 28% of our checking account deposits to provide loans to the agricultural sector. If we do not reach 28%, we must deposit the unused amount in a non-interest-bearing account with the Central Bank.

36   Form 20-F – December 2011

Form 20-F

Leasing

According to ABEL, as of December 31, 2011, our leasing companies were among the sector leaders, with a 18.5% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2011 was R$62.4 billion.

As of December 31, 2011, we had 423,800 outstanding leasing agreements totaling R$11.6 billion, representing 4.4% of our portfolio of loans and advances.

The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leases are financial (as opposed to operational). Our leasing operations primarily involve the leasing of trucks, cranes, aircraft and heavy machinery. As of December 31, 2011, 75.1% of our outstanding leases were vehicle leases, compared with 67.1% in the Brazilian leasing market as a whole.

We conduct our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

We obtain funding for our leasing operations primarily by issuing debentures and other securities in the domestic market.

As of December 31, 2011, Bradesco Leasing had R$63.1 billion of debentures outstanding in the domestic market. These debentures will mature in 2028 and bear monthly interests at the CDI rate.

Terms of leasing agreements

Financial leases represent a source of medium- and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions relating to products whose average life of five years or less, and 36 months for transactions for those with an average useful life of five years or more. There is no legal maximum term for leasing contracts. As of December 31, 2011, the remaining average maturity of contracts in our lease portfolio was approximately 50 months.

Credit cards

In 1968, Bradesco was the first bank to issue credit cards in Brazil, and as of December 31, 2011, we were one of Brazil's largest card issuers with a base of 91.3 million credit and private-label cards. We offer Visa, American Express, Elo, MasterCard credit and private label cards, which are accepted in over 200 countries.

Bradesco launched a Brazilian brand of credit, debit and pre-paid cards known as Elo for accountholders and non-accountholders.

In order to comply with CMN Resolution No. 3,919/10, we also launched "Bradesco Visa Nacional" as a standard credit card.

In April 2011, Bradesco signed an agreement with Bank of America Merrill Lynch to jointly issue corporate cards to Bank of America Merrill Lynch customers living in Brazil, who are mostly employees of multinational corporations domiciled in Brazil or representation offices in the United States. For companies with employees working in Brazil, this card will avoid currency exchange charges, enable them to manage expenses and ensure direct communication with corporate accounts. Through this partnership, Bradesco is expanding its presence in the corporate credit card business, thus enabling it to offer customized products for each segment.

We earn revenues from our credit card operations through:

•      fees on purchases carried out in commercial establishments;

•      issuance fees and annual fees;

•      interest on credit card balances;

•      interest and fees on cash withdrawals through ATMs;

     Bradesco 37

Form 20-F

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

•      to enhance security, we are issuing chip-embedded credit cards for our entire customer base, enabling cardholders to use passwords instead of signatures;

•      corporate credit cards accepted nationwide and internationally;

•      co-branded credit cards, which we offer through partnerships with traditional companies, such as airlines, retail stores, and others;

•      "affinity" credit cards, which we offer through civil associations, such as sport clubs and non-governmental organizations;

•      "CredMais" credit cards for employees of our payroll processing customers, which have more attractive revolving credit fees, and "CredMais INSS" credit cards for INSS pensioners and other beneficiaries with lower financing interest rates;

•      private label credit cards, which exclusively target retail customers to leverage our business and build loyalty which may or may not have a brand for use with our retailers;

•      “CPB” and “EBTA”, virtual cards for corporates to manage and control airlines travel expenses;

•      "Cartões Transporte Bradesco" - Bradesco’s card for transportation companies, shippers, risk management companies and truck drivers, with both prepaid and debit card functionalities;

•      "Blue Credit Cards" a modernly designed credit card that offers special benefits for American Express customers with upscale lifestyles;

•      Flex Car Visa Vale Card is a prepaid card that offers the customer more practical payment options for vehicle related expenses, such as fuel or parking and enables companies to set maximum credit available to each employee;

•      payment of invoice in up to 12 fixed installments, with specific charges per type of card;

•      Bradesco Unauthorized Purchase Protection Insurance ("Seguro Cartão Super Protegido Premiável Bradesco") settles or amortizes the amount due on the participant's credit card, excluding cash withdrawals, resulting from the card’s loss, robbery or theft. Protection covers a 7-consecutive-day period (168 hours) prior to the notification of the event, up to the credit card limit, with a ceiling of R$50,000;

•      "Contactless," which enable customers to simply place the card next a scanner to make a payment;

•      "Bradesco Corporate Checking Account Card" does checking account transactions and is ideal for small everyday expenses, with advanced technology making company business more convenient, faster and more secure;

•      "Gold Cards" with differentiated services in line with Bradesco's customer segmentation strategy, offering competitive products that provide profitability for the Bank and benefits for customers.

38   Form 20-F – December 2011

Form 20-F

•      "MoneyCard – Visa Travel Money and Global Travel Card" are prepaid international cards designed for foreign currency transactions, which target international travel; and

•      "American Express Business," which is the first American Express card to target small and medium enterprises.

We are authorized to accredit merchants with the Visa, American Express and Mastercard systems through our branches, and to transfer banking domiciles.

In 1993, we launched the “SOS Mata Atlântica” card, which allocates a portion of its revenues to environmental causes. In 2008, we launched the “Amazonas Sustentável” credit card, the first credit card made of recycled plastic, and part of its revenues is transferred to Fundação Amazonas Sustentável.

As of December 31, 2011, we had more than 95 partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

The following table shows credit cards we issued in Brazil for the years indicated:

	In millions
	2011	2010	2009
Card base
Credit	91.3	86.5	79.6
Debit	64.3	58.7	53.3
Total	155.7	145.2	132.9
Revenue – R$
Credit	89,624.1	75,561.0	55,294.0
Number of transactions
Credit	1,105.8	959.1	722.6

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

Prepaid cards

In 2011, Bradesco acquired part of Alelo's shares owned by Visa International, thus increasing Bradesco's ownership interest in Alelo from 45.00 % to 50.01%.

Cash Management Solutions

Management of receipts and payments

In order to meet the cash management needs of our customers in both public and private sectors, we offer many electronic solutions for receipt and payment management, supported by a vast network of branches, banking correspondents and electronic channels, all of which aim to improve speed and security for customer data and transactions.

These solutions include: (i) collection and payment services and (ii) online resource management enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our customers' day-to-day tasks and help to generate more business for the Organization.

     Bradesco 39

Form 20-F

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

Solutions for collection and other receipts

In 2011, we processed 1.2 billion receipts through our collection system, checks custody service, identified deposits and credit orders via our teleprocessing system (credit order by teleprocessing or OCT), which was 18.5% more than in the same period of 2010.

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

Our exclusive website developed for these customers (www.bradescopoderpublico.com.br) poses corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services, meeting the needs and expectations of the Executive, Legislative and Judiciary branches. The portal also features exclusive facilities for public employees and the military showing all of our products and services for these customers.

The relationship works through exclusive service platforms located nationwide, with specialized relationship managers to provide services to these customers, creating a closer relationship to conquer new business and establishing a consolidated presence with Public Authorities.

In 2011, Bradesco provided payroll bank account services for nearly 637,000 public sector employees across Brazil. We were successful in 58 out of 100 bidding processes held to provide payroll banking services.

Asset management

We manage third-party assets through:

•      mutual funds;

•      individual and corporate investment portfolios;

•      pension funds, including assets guaranteeing the technical provisions of Bradesco Vida e Previdência;

•      insurance companies, including assets guaranteeing the technical provisions of Bradesco Seguros; and

•      Receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios), real estate and private equity funds (FIPs – Fundos de Investimento em Participações).

As of December 31, 2011, we had R$335.4 billion in assets under management, of which R$226.2 billion were managed by Bradesco Asset Management and R$109.2 billion related to the fiduciary administration, custody and controllership services provided separately by the brokerage BEM Distribuidora de Títulos e Valores Mobiliários Ltda., or "BEM DTVM."

40   Form 20-F – December 2011

Form 20-F

In the same period we offered 1,319 funds and 240 managed portfolios to 3.2 million investors. We also offer a range of fixed income, equity, money market and other funds. Currently we do not offer investments in highly leveraged funds.

The following tables show our portfolio of assets under management by number of investors, and number of investment funds and managed portfolios for each period.

Distribution of Assets As of December 31,	R$ in thousands
	2011	2010
Investment Funds
Fixed income	283,632,556	242,750,531
Variable income	26,471,324	27,226,789
Third party share funds	6,103,154	5,629,222
Total	316,207,034	275,606,542
Managed Portfolios
Fixed income	10,549,837	10,459,475
Variable income	7,446,961	8,470,247
Third party share funds	1,166,162	1,171,107
Total	19,162,960	20,100,829
Overall Total	335,369,994	295,707,371

As of December 31,	2011		2010
	Number	Quotaholders	Number	Quotaholders
Investment Funds	1,319	3,159,749	1,146	3,125,605
Managed Portfolios	240	441	221	497
Overall Total	1,559	3,160,190	1,367	3,126,102

Total assets in our investment funds and managed portfolios grew 13.4% in 2011, mainly as a result of larger third-party investments in our fixed income investment funds, which have lower management fees than equity funds.

Our products are distributed through our branch network, our telephone banking services and our internet site ShopInvest (www.shopinvest.com.br).

Services related to capital markets and investment banking activities

As the organization's investment bank, Bradesco BBI originates and executes mergers and acquisitions, and originates, structures, syndicates  and distributes fixed-income and equity capital market transactions in Brazil and abroad.

In 2011, Bradesco BBI advised customers on 183 transactions across a range of investment banking products, totaling R$111.8 billion.

Equities

Bradesco BBI coordinates and places public offerings of shares in the local and international capital markets and intermediates public tender offers. Bradesco BBI acted as “Coordinator” and “Joint Bookrunner” for nine CVM-registered public offerings in 2011, totaling R$9.6 billion.

Bradesco was one of the main players in the R$371 million IPO for Abril Educação S.A., the BR Properties S.A. R$690 million follow-on; the Kroton Educacional S.A. R$396 million follow-on; the Brazil Pharma S.A. R$414 million IPO; the Qualicorp S.A. R$1,085 million IPO; the T4F Entretenimento S.A. R$503 million IPO; the Gerdau S.A. R$4,985 million follow-on; the BR Malls Participações S.A. R$731 million follow-on; the International Meal Company Holdings S.A. R$454 million IPO; and Universo Online's going private transaction worth R$338 million.

     Bradesco 41

Form 20-F

Fixed income

In fixed income, Bradesco BBI ranked first by value for the year 2011 in ANBIMA's consolidated fixed income report. In 2011, it coordinated 107 domestic-market offerings totaling more than R$19 billion.

In the international broker-dealer market, Bradesco BBI is constantly expanding its presence. In 2011, it acted as “Joint Bookrunner” for 15 bond issues totaling approximately US$10 billion and ranked among the top three institutions in the last quarter of 2011 by ANBIMA.

Structured operations

Bradesco BBI offers various funding solutions to clients through diverse financial instruments, including securitization and acquisition finance.

ANBIMA rankings published in December 2011, placed BBI first by number of deals involving securitization with issues of senior and subordinated shares in receivables funds (FIDCs) and real-estate receivables certificates (or "CRIs"). Bradesco BBI structured 23 CRIs worth a total of approximately R$6.4 billion.

Mergers and acquisitions

Bradesco BBI acts as advisor to important customers for mergers and acquisitions, asset sales, joint ventures, corporate restructuring and privatizations. It is one of the leading investment banks in Brazil in mergers and acquisitions. In 2011, Bradesco BBI ranked third among banks advising on mergers and acquisitions in Brazil, and announced 27 deals in 2011, according to the Merger Market ranking.

Project finance

Bradesco BBI has a sound record of acting as an advisor and arranging structured finance for several project finance and corporate finance deals, and in all cases pursues the best solutions for all different sectors of the economy. We believe it has excellent relationships with various development agencies such as Banco Nacional de Desenvolvimento ("BNDES"), Banco Nordeste do Brasil ("BNB"), Banco Interamericano de Desenvolvimento ("BID") and International Finance Corporation ("IFC").

In 2011, Bradesco BBI was involved in several mandates providing advisory and structured finance services for projects in power generation and transmission, industrial projects, port complexes, and mining and logistics projects, including: (i) structuring a bridge loan and bank guarantee financing by BNDES for the Maranhao IV and V gas-fired thermoelectric plants sponsored by MPX, which included a R$300 million loan by Bradesco, and (ii) a banking syndicate for a BNDES bridge loan to Logum Logistics in the amount of R$1.8 billion to build a pipeline to store and deliver ethanol with an estimated annual through capacity of 21 billion liters, which included a R$550 million loan by Bradesco.

Intermediation and trading services

Our subsidiaries Bradesco S.A. CTVM and Ágora S.A. CTVM (or "Bradesco Corretora" and "Agora Corretora," respectively) trade stocks, options, stock lending, public offerings and forwards. They also offer a wide range of products such as Brazilian government securities (under the Tesouro Direto program), BM&F trading, investor clubs and investment funds, which are tailored to the needs of high net-worth individuals, major corporations and institutional investors.

In 2011, Bradesco Corretora traded more than R$68.5 billion in the BM&FBovespa equities market and the exchange ranked it 15th in Brazil in terms of total trading volume. Ágora Corretora traded over R$81.2 billion in the BM&FBovespa's equities market and the exchange ranked it 13th in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 12,807,041 futures, swaps and options totaling R$1,140.6 billion on the BM&FBovespa. According to the BM&FBovespa, in 2011, Bradesco Corretora ranked 16th in the Brazilian market, in terms of the number of options, futures and swaps contracts executed.

42   Form 20-F – December 2011

Form 20-F

With more than 45 years of tradition and efficiency in capital markets, Bradesco Corretora was the first brokerage firm to provide its customers with DMA-Direct Market Access, an innovative computer order routing service enabling investors to buy or sell assets directly in BM&FBovespa's market.

BM&FBovespa, through its Operational Qualification Program, awarded the 5 Qualification Seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Web Broker) to Bradesco Corretora in 2009, indicating excellence in futures transactions. In 2007, Ágora was recognized with four of the five (excepting only the Agro Broker seals).

Bradesco Corretora and Ágora Corretora offer their clients the possibility to trade securities on the Internet through its "Home Broker" service. In 2011, "Home Broker" trading totaled R$11.0 billion, or 2.3% of all Internet transactions on BM&FBovespa, and Bradesco Corretora was the 16th largest Internet trader in the Brazilian market. In the same period, Ágora Corretora's "Home Broker" trading totaled R$38.5 billion, or 8.0% of all Internet transaction on BM&FBovespa, ranked 4th in the Brazilian market.

In addition to Home Broker, Ágora Corretora's customers use Ágora Trade Pro as a trading tool for advanced investors and Ágora Mobile for orders by cell phone. Ágora Corretora provides clients with the assistance of about 40 qualified trading professionals to execute orders in equities and fixed-income markets.

Bradesco Corretora and Ágora Corretora also deliver full investment analysis services covering over 100 companies in key sectors of the Brazilian market. Its team of analysts consists of industry specialists (senior analysts and assistants) who provide customers with reports and guidance based on an extensive database of projections and comparative multiples. In addition to analysis from our team of economists, Bradesco Corretora has a separate economic team catering to specific demand from its customers, focused on the stock market.

Through Bradesco Corretora's "Share Rooms Project," our customers have access to professionals able to advise on investing on the BM&FBovespa. Our constantly-expanding network of share rooms currently consists of 16 share rooms located throughout Brazil. This means that Bradesco Corretora provides direct customer service and closer relations with customers, training and certifying employees for a range of operations. This channel is very profitable and enjoys a high-level of take-up from investors, making for closer relations with our network of branches as loyal customers concentrate their funds with us.

Individual customers may invest in Brazilian federal government bonds over the Internet through the “Tesouro Direto” program by registering on our Bradesco Corretora or Ágora Corretora websites.

In addition, Ágora Corretora offers products, services and exclusive assistance through 31 independent agents' offices all over Brazil catering for some 4,000 active customers.

Bradesco Corretora also offers its services as a representative of non-resident investors for transactions in the financial and capital markets, in accordance with CMN Resolution No. 2,689/00, which we refer to as "Resolution No. 2,689/00." For more details of Resolution No. 2,689/00, see "Item 10.D. Exchange Controls."

Custody, depositary and controllership services

In 2011, we were one of the main providers of capital market services and retained leadership in the domestic asset custody market, according to the ANBIMA ranking. Our modern infrastructure and specialized team offer a broad range of services such as: asset registration (shares, BDR - Brazilian Depositary Receipts, investment fund shares, Certificates of Real Estate Receivables or CRIs, and debentures); qualified custody for securities; custody of shares underlying Depositary Receipts (DRs); controllership services for investment funds ("CVM Instruction No. 409" Funds and Structured Funds) and managed portfolios; trustee and management services for investment funds; offshore funds; custody and representation for foreign investors; agent bank; depositary (escrow account - trustee) and clearing agent.

We submit our processes to the Quality Management System ISO 9001:2008 and GoodPriv@cy certifications. Bradesco Custódia alone has 10 quality related and three protection and data privacy certifications.

     Bradesco 43

Form 20-F

As of December 31, 2011, Bradesco Custódia offered:

•      Controller and custody services for investment funds and managed portfolios and fiduciary asset management involving:

-        R$795.8 billion in assets under custody for customers using custody services, as measured by methodology used for the ANBIMA ranking;

-        R$928.9 billion in equity investment funds and portfolios using our controller services, as measured by methodology used for the ANBIMA ranking;

-        21 registered DR programs with a market value of R$104.7 billion; and

-        R$172.2 billion total assets under management in investment funds through BEM DTVM.

•      Asset registration:

-        Bradesco’s share registration system comprised 246 companies, with a total of 4.7 million shareholders;

-        our debenture registration system contained 190 companies with a total market value of R$193.1 billion;

-        our fund share registration system contained 232 investment funds with a market value of R$36.5 billion; and

-        we managed 13 registered BDR programs, with a market value of R$96.5 million.

International banking services

As a private commercial bank, we offer a range of international services, such as foreign exchange transactions, foreign trade finance, lines of credit and banking. As of December 31, 2011, our international banking services included:

•      New York City, a branch and Bradesco Securities Inc., our subsidiary brokerage firm, or "Bradesco Securities United States, and our subsidiary Bradesco North America LLC, or "Bradesco North America;"

•      London, Bradesco Securities U.K., our subsidiary, or "Bradesco Securities U.K.;"

•      Cayman Islands, two Bradesco branches and our subsidiary, Cidade Capital Markets Ltd., or "Cidade Capital Markets;"

•      Argentina, Banco Bradesco Argentina S.A., our subsidiary, or "Bradesco Argentina;"

•      Luxembourg, Banco Bradesco Europa S.A. (current name of Banco Bradesco Luxemburgo S.A.) our subsidiary, or "Bradesco Europe;"

•      Japan, Bradesco Services Co. Ltd., our subsidiary, or "Bradesco Services Japan;"

•      in Hong Kong, our subsidiary Bradesco Trade Services Ltd, or "Bradesco Trade;" and

•      in Mexico, our subsidiary Ibi Services, Sociedad de Responsabilidad Limitada, or "Ibi México."

Our Bradesco Nassau branch in the Bahamas closed on January 11, 2011.

Our international transactions are coordinated by our foreign exchange department in Brazil with support from 26 operational units specializing in foreign exchange businesses located at major exporting and importing areas nationwide.

44   Form 20-F – December 2011

Form 20-F

Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

For the years ended December 31,	2011		2010		2009
	R$ in thousands	%	R$ in thousands	%	R$ in thousands	%
Brazilian operations	91,944,418	98.6%	72,316,384	98.8%	62,258,249	98.8%
Overseas operations	1,291,165	1.4%	877,284	1.2%	773,581	1.2%
Total	93,235,583	100.0%	73,193,668	100.0%	63,031,830	100.0%

Foreign branches and subsidiaries

Our foreign branches and subsidiaries are principally engaged in trade finance for Brazilian companies. Bradesco Europe also provides additional services to the private banking segment. With the exception of Bradesco Services Japan and Bradesco Trade Services, our branches abroad are allowed to receive deposits in foreign currency from corporate and individual customers and extend financing to Brazilian and non-Brazilian customers. Total assets of the foreign branches, excluding transactions between related parties, were R$99.4 billion, as of December 31, 2011, denominated in currencies other than the real.

Funding required for import and export finance is mainly obtained from the international financial community, through credit lines granted by correspondent banks abroad. In addition to this traditional source of correspondent banks, our funding from public and private issues of debt securities on international capital markets amounted to US$11.1 billion during 2011.

Bradesco Argentina - To expand our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, the general purpose of which is to extend financing, largely to Brazilian companies established locally and, to a lesser extent, to Argentinean companies doing business with Brazil. In order to start its operations, we capitalized Bradesco Argentina with R$54.0 million from March 1998 to February 1999, and a further R$27.2 million in May 2007. In October 2011, we made another capital injection in the amount of R$70.1 million. As of December 31, 2011, Bradesco Argentina recorded R$139.8 million of total assets.

Bradesco Europe (Bradesco Luxembourg's current business name) - In April 2002, we acquired full control of Banque Banespa International S.A. in Luxembourg and changed its name to Banco Bradesco Luxembourg S.A. In September 2003, Mercantil Luxembourg was merged into Banco Bradesco Luxembourg and the surviving entity was named Banco Bradesco Luxembourg. In January 2011, there was a capital injection of US$200 million. As of December 31, 2011, its total assets were R$3.6 billion.

Bradesco Services Japan - In October 2001, we incorporated Bradesco Services Japan to provide support and specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil. As of December 31, 2011, its assets totaled over R$2.8 million.

Bradesco Trade Services - A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradesco Securities (U.S. and U.K.) - Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States and England.

•      The focus of Bradesco Securities U.S. is on facilitating the purchase and sale of shares, primarily in the form of ADRs and common shares ADRs. It is also authorized to deal bonds, commercial paper and deposit certificates, among other securities, and may provide investment advisory services. Currently, we have more than 30 ADR programs for Brazilian companies traded on the New York Stock Exchange. As of December 31, 2011, Bradesco Securities U.S. had assets of R$53.8 million and

•      Bradesco Securities U.K.'s focus is intermediating equity and fixed income trades of Brazilian companies for global institutional investors. As of December 31, 2011, Bradesco Securities U.K. had R$13.8 million in assets.

     Bradesco 45

Form 20-F

Cidade Capital Markets. In February 2002, Bradesco acquired Cidade Capital Markets in Grand Cayman, as part of the acquisition of its parent company in Brazil, Banco Cidade. As of December 31, 2011, Cidade Capital Markets had R$72.5 million in assets.

Bradesco North America LLC was incorporated in August 2011and will be used as a holding company focused on Bradesco's investments in non-bank businesses in the United States. It had a capital increase of US$5.0 million in November 2011.

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

Import and export finance

Our Brazilian foreign-trade related business consists of export and import finance.

We provide foreign currency payments directly to foreign exporters on behalf of Brazilian importers, attached to receipt of local currency payment by the importers. In export finance, exporters obtain advances in reais on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods are known locally as Advances on Exchange Contracts or "ACCs," and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods or services have been delivered, they are referred to as Advances on Export Contracts, or "ACEs."

Other types of export finance include export prepayment, onlending from BNDES-EXIM funds, export credit notes and bills (referred to locally as "NCEs" and "CCEs"), and the PROEX rate equalization program.

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,000 correspondent banks abroad, 92 of which extended lines of credit as of December 31, 2011.

As of December 31, 2011, our international unit had a balance of R$27.5 billion in export financing and R$7.8 billion in import financing and international finance. The volume of our foreign exchange contracts for exports reached US$53.1 billion, an increase of 16.4% from 2010. In 2011, the volume of our foreign exchange contracts for imports reached US$36.2 billion, a 4.3% rise from 2010. In 2011, based on Central Bank data, we reached a 20.4% market share of trade finance for Brazilian exports and 17.6% for imports.

46   Form 20-F – December 2011

Form 20-F

The following table shows the composition of our foreign trade asset portfolio as of December 31, 2011:

R$ in thousands
Export financing
Advance on foreign exchange contracts – undelivered bills	6,645,769
Advance on foreign exchange contracts – delivered bills	817,206
Export prepayment	10,567,022
Onlending of funds borrowed from BNDES/EXIM	4,868,588
Proex - Rate Equalization Program	1,084,180
NCE/CCE (Exports Credit Note/Exports Credit Certificates)	3,540,355
Total export financing	27,523,120
Import financing
Import financing – foreign currency	4,399,518
Exchange discounted in advance for import credit	781,475
Import credit opened	1,700,341
Total import financing	6,881,334
International financing	908,804
Total foreign trade portfolio	35,313,258

Foreign exchange products

In addition to import and export finance, our customers have access to a range of services and foreign exchange products such as:

•      purchasing and selling travelers checks and foreign currency paper money;

•      cross border money transfers;

•      advance payment for exports;

•      accounts abroad in foreign currency;

•      domestic currency accounts for foreign domiciled customers;

•      cash holding in other countries;

•      collecting import and export receivables;

•      cashing checks denominated in foreign currency;

•      foreign loans to customers (Decree-Law No. 4,131/62);

•      service agreements – receiving funds from individuals abroad via money orders;

•      prepaid cards with foreign currency (individual); and

•      structured foreign currency transactions through our foreign units.

     Bradesco 47

Form 20-F

Purchasing consortiums

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "consortium," in which members pool their resources to facilitate the purchase of certain consumer goods. The purpose of a consortium is to acquire goods, and Brazilian law forbids the formation of consortiums for investment purposes.

Our purchasing consortium company (Bradesco Consórcios) manages plans for groups of purchasers buying real estate, automobiles and trucks or tractors. In January 2003, our subsidiary Bradesco Consórcios initiated the sale of consortium memberships, known as "quotas," to our customers. According to the Central Bank, since May 2004, Bradesco Consórcios has been the leader in the real estate segment and, since December 2004, it has also been the leader in the vehicle segment. In October 2008, Bradesco Consórcios became the leader in the truck/tractor segment. As of December 31, 2011, Bradesco Consórcios registered total sales of over 625,763 active quotas in the three segments, with total revenues of over R$26.1 billion and net income of R$339.4 million.

Insurance, pension plans and capitalization bonds

The following diagram shows the principal elements of our insurance, pension plans and capitalization bonds segment as of December 31, 2011:

Insurance, pension plans and capitalization bonds

48   Form 20-F – December 2011

Form 20-F

The following table shows selected financial data for our insurance, pension plans and capitalization bonds segment for the periods indicated.

As of and for the year ended December 31,	R$ in thousands
	2011	2010	2009
Statement of Income data
Net interest income	3,274,715	2,823,860	2,301,290
Other income and expenses (1)	1,905,577	1,930,852	1,904,044
Income before income taxes	5,180,292	4,754,712	4,205,334
Income and social contribution taxes	(1,850,139)	(1,771,955)	(1,462,609)
Net income for the year	3,330,153	2,982,757	2,742,725
Net income attributable to controlling interest	3,201,449	2,912,981	2,716,291
Net income attributable to non-controlling interest	128,704	69,776	26,434
Statement of Financial Position data
Total assets	123,867,399	105,026,136	92,096,511
Selected results of operations data
Income from insurance and pension plans
Written premiums	32,136,300	26,136,471	22,727,880
Pension plan contributions	3,061,682	2,541,130	2,200,616
Coinsurance premiums ceded	(190,724)	(127,307)	(298,404)
Premiums returned	(418,791)	(362,060)	(270,600)
Reinsurance premiums	(272,924)	(194,118)	(223,325)
Premiums retained from insurance and pension plans	34,315,543	27,994,116	24,136,167
Changes in the insurance technical provisions and pension plans	(18,212,405)	(14,294,977)	(12,786,090)
Retained claims	(11,168,612)	(9,577,429)	(8,329,154)
Selling expenses for insurance and pension plans	(1,859,208)	(1,567,344)	(1,231,503)
Income from insurance and pension plans	3,075,318	2,554,366	1,789,420
Note: Data presented above include income from related parties outside the segment.
(1) For additional information, see "Item 5.A. Operational Results".

Insurance products and services

We offer insurance products through a number of different entities, which we refer to collectively as "Grupo Bradesco Seguros." Grupo Bradesco Seguros is the largest insurer group in Brazil by total revenues and technical provisions, according to data published by SUSEP and ANS, providing a wide range of insurance products for both individuals and corporate customers. Products include health, life, personal accident, automobile and other assets.

Life and personal accident insurance

We offer life, personal accident and random events insurance through our subsidiary Bradesco Vida e Previdência. As of December 31, 2011, we had 22.4 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their staff.

On December 31, 2011, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A (“Mediservice”) had more than 3.4 million beneficiaries covered by company plans and individual/family plans. Approximately 41,000 companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 45 of the top 100.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2011, it included 10,835 laboratories, 13,006 specialized clinics, 17,157 physicians, 3,315 hospitals located throughout the country.

     Bradesco 49

Form 20-F

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

Of the mass property/casualty lines for individuals, our residential note ("Bilhete Residencial") is a relatively affordable and highly profitable product. For corporate customers, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers' and business needs. For corporate property/casualty and liability insurance, Bradesco Auto/RE has an exclusive highly specialized team that provides large business groups with services and products tailor-made to the specific needs of each policyholder. Top sellers in this segment are insurance policies for transportation, engineering and operational and oil risks.

As of December 31, 2011, Bradesco Auto/RE had 1.6 million insured automobiles and 2.1 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Other Information

Sales of insurance products

We sell our insurance products through brokers in our branch network and through non-exclusive brokers throughout Brazil. Bradesco Seguros pays brokers' fees on a commission basis. As of December 31, 2011, there were 29,250 brokers offering our insurance policies to the public. We also offer certain automobile, health, and property/casualty insurance products directly through our website.

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

Automobile insurance pricing depends on frequency and severity level of claims, and includes many factors such as place of use of a vehicle and its specific characteristics. In line with market practice, we factor customer profiles into automobile insurance pricing.

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

Reinsurance

Brazilian regulations set retention limits on the amount of risk insurance companies may underwrite without having to purchase reinsurance. Under these regulations, risk underwritten by Grupo Bradesco must be reinsured with the IRB if insured amounts exceed retention limits or if reinsurance is recommended for technical/actuarial decisions taken to minimize the risks of certain portfolios.

50   Form 20-F – December 2011

Form 20-F

On January 15, 2007, Brazil's Congress enacted Supplementary Law No. 126/07, which abolished the IRB's monopoly and allowed three types of reinsurer referred to as "local," "admitted" and "occasional," thus opening up Brazil's reinsurance market for competition. Under the same supplementary law, IRB was recognized as a local reinsurer and authorized to continue its operations and make any required adjustments in due course.

As of the end of 2007, CNSP and SUSEP issued a number of normative instructions containing rules for reinsurance, retrocession and intermediation business, based mainly on CNSP Resolution No. 168/07.

To be registered as admitted or occasional reinsurers in Brazil, foreign-based reinsurance companies must meet certain requirements, such as having at least five years experience in their country of origin, equity of at least US$100 million (admitted) or US$150 million (occasional), and certain minimum ratings from agencies Standard & Poor's (S&P), Fitch Ratings (Fitch), Moody's Investors Service (Moody's) or AMBest. For admitted reinsurers: BBB- (S&P/Fitch), Baa3 (Moody’s), or B- (AMBest); for occasional reinsurers BBB (S&P/Fitch), Baa2 (Moody’s), or B++ (AMBest).

Through Decree No. 6,499/08, the President of Brazil set maximum limits for ceding to reinsurance companies by local insurers (10%) or local reinsurers (50%) in terms of premiums ceded for reinsurance in each calendar year. CNSP Resolution No. 203/09 raised the limit from 10% to 25% in the case of guarantee for public obligations and oil risks.

Local reinsurers must be incorporated as sociedade anônima business corporation in Brazil with capital of at least R$60 million. As of March 31, 2011, under CNSP Resolution No. 225/10, at least 40% of insurers' ceded risk must be placed with local reinsurers for both treaty and facultative contracts.

CNSP Resolution No. 241/2011 allows transfer of risks as part of reinsurance or retrocession operations to reinsurers not authorized by SUSEP as long as shortfall in the Brazilian reinsurance market's capacity has been shown and certain rules and limits are followed.

By December 31, 2011, SUSEP had registered 92 reinsurance companies, including London Lloyd's, to operate in Brazil. Thirty-three reinsurance brokerage firms are authorized to intermediate reinsurance and retrocession operations.

In 2011, Grupo Bradesco reinsured some R$273 million of reinsurance premiums, which was a relatively small amount compared with total written premiums. Although reinsurers are liable to cedants for the amount reinsured, insurers remain primarily liable to their insured for all risk assumed.

Bradesco Auto/RE purchases reinsurance from a small number of reinsurers authorized by SUSEP after prior management approval IRB is its main reinsurer for automatic reinsurance agreements (reinsurance agreements under which Bradesco agrees to cede risks in accordance with contractual terms and the reinsurer is obligated to accept those risks for a certain period of time) and 100% of optional contracts.

SUSEP classified the above mentioned reinsurers as local (IRB) or admitted (other) because they have capital and rating well above the minimum stipulated under Brazilian legislation.

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

As of December 31, 2011, Bradesco Vida e Previdência accounted for 33.2% of the pension plan and VGBL market in terms of contributions, according to Fenaprevi. Also according to the same source, managed pension funds accounted for 34.0% of VGBL, 26.1% of PGBL and 38.5% of traditional pension plans in Brazil. As of December 31, 2011, Bradesco Vida e Previdência accounted for 33.5% of all supplementary pension plan assets under management, 33.1% of VGBL, 23.6% of PGBL and 49.2% of traditional private pension plans, according to Fenaprevi.

     Bradesco 51

Form 20-F

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

We manage pension and VGBL plans covering more than 2.2 million participants, 65.7% of whom have individual plans, and the remainder individuals covered by company plans. The Company´s plans account for approximately 34.3% of our technical reserves.

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

VGBL and PGBL plans, and individual retirement fund plans (referred to as "FAPI") may be acquired by companies in Brazil for the benefit of their employees. In 2011, Bradesco Vida e Previdência managed R$52.8 billion in VGBL and R$15.5 billion in PGBL plans. Bradesco Vida e Previdência also managed R$21.5 billion in private pension plans.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to specific needs of the corporate customer.

Bradesco Vida e Previdência earns revenues primarily from:

•      Pension and PGBL plan contributions, life insurance and personal accidents premiums and VGBL premiums; and

•      Revenues from management fees charged participants in accordance with mathematical provisions.

Capitalization bonds

Bradesco Capitalização offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$8 to R$50,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$2.0 million (gross premiums). Customers’ contributions earn interest at a rate of TR plus 0.5% per month over the value of the mathematical provision. Capitalization bonds may be redeemed after a 12-month grace period. As of December 31, 2011, we had around 7.2 million "traditional" capitalization bonds and around 13.0 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short terms and grace periods with low unit sales value. As of December 31, 2011, Bradesco Capitalização had approximately 20.2 million capitalization bonds and 3.1 million customers.

Bradesco Capitalização is the first and only Brazilian capitalization bonds company to be awarded ISO certification. In 2009, it was certified ISO 9001:2008 for the scope of management of plans. This certification awarded by Fundação Vanzolini attests to the quality of its internal processes and confirms the principle seen in the origin of Bradesco's plans: good products and services and continuous improvement.

Bradesco Capitalização S.A. currently has a 'brAAA/Stable' rating from Standard & Poor's and remains the only company in the segment to earn this rating. The robust level of financial and property protection Bradesco assures its customers contributed to this result.

Treasury activities

Our treasury department trading includes derivative transactions, mainly for economic hedging purposes (known as "macro-hedge"). These transactions comply with limits set by our Senior Management and guidelines from our integrated risk control unit using value-at-risk ("VaR") methodology. For more information about our VaR methodology, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk - Value at Risk" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk - Market Risk."

52   Form 20-F – December 2011

Form 20-F

Distribution channels

Our branch network is complemented by other distribution channels such as points of service, banking correspondents, ATMs, telephone banking services, and Internet and mobile banking. In introducing new distribution systems, we have focused on enhancing our security as well as increasing efficiency.

By the end of 2011, we had 4,634 branches, 4,429 points of banking services and 34,839 banking correspondents (Bradesco Expresso) and 3,913 points of service outside of our own ATM network.

For information on our international branches as of December 31, 2011, see "International banking services."

Specialized distribution of products and services

As part of our distribution system, we have five areas that offer a range of different products and services on an individualized in all specific segments of our customer base. By segmenting the market, we aim to cater for different profiles and scales of customers, thus enhancing service and improving efficiency.

Bradesco Varejo

Bradesco is present at 100% of municipalities in Brazil. Bradesco Varejo service network comprises 4,224 branches, 2,824 banking and electronic points of service, 1,605 mini-branches and 34,839 Bradesco Expresso banking correspondent units, in addition to thousands of ATMs.

Bradesco Varejo targets individuals with monthly incomes of up to R$6,999.99 and companies with annual revenues of up to R$30.0 million. As of December 31, 2011, we provided services for over 24.3 million account holders. For a segment of clients called “Exclusive Individuals”, those with monthly incomes between R$3,000.00 and R$6,999.99 as well as corporate clients, Bradesco Varejo offers customized services provided by professionals who present financial solutions according to the needs and expectations of each customer profile.

The service network makes products and services available even at remote or hard-to-reach areas and also at densely populated and low income communities, such as: Rocinha, Cidade de Deus, Rio das Pedras, Complexo do Alemão, Gardênia Azul, Santo Cristo, Cantagalo, Turano and Santa Marta in Rio de Janeiro, and Heliópolis and Paraisópolis in São Paulo.

Bradesco Prime

Bradesco Prime was created in May 2003 to target the high-income segment and provide services for individual customers with either monthly incomes of at least R$7,000 or investments worth at least R$80,000. Its mission is to be the bank of choice for these customers by focusing on quality relationships, and providing solutions for their needs through well-trained teams, adding shareholder and collaborator value while upholding our ethical and professional standards. The value of the Bradesco Prime segment is based on the following assumptions:

•      Personalized services provided by relationship managers: Qualified and experienced professionals with certification from ANBIMA, providing full financial advisory services and managing a small number of portfolios;

•      Exclusive facilities: Bradesco Prime customers have access to their own network of exclusive branches offering convenience and privacy to tend to their business affairs and can count on “Bradesco Prime Spaces” - special reserved areas at Bradesco Varejo branches - to fully maintain the segment's value proposition. Also at their disposal is the Bradesco nationwide branch network, including "Bradesco Dia & Noite" and "Banco24Horas” ATMs;

•     Exclusive products and services: Bradesco Prime has a comprehensive set of differentiated products and services, such as internet banking (www.bradescoprime.com.br), call center (Fone Fácil Bradesco Prime), online advisors and investment funds, credit solutions at special rates, a diversified portfolio of insurance, pension plans and credit cards, among others; and

     Bradesco 53

Form 20-F

•      Bradesco Prime loyalty program: introduced to further acknowledge and enhance customer relationships. By purchasing products and services, customers gain points that can be converted into benefits such as 12 days of interest-free overdraft, or up to 40% reduced overdraft charges and up to 100% off the package of services.

Bradesco Prime is present in all Brazilian capital cities. Throughout its history, by investing in technology, enhancing customers relationships and training its professionals, Bradesco Prime has earned an outstanding position in the Brazilian market for banking services for high-income customers and has consolidated as the largest banking services provider for these customers in terms of its service network, with 300 branches and 310 Bradesco Prime Spaces strategically positioned to serve over 594,000 customers.

Since 2005, the Bradesco Prime Department has been certified by Fundação Vanzolini as “ISO 9001:2008” in the scope "Bradesco Prime Segment Management," thus showing our commitment to continuous improvement of processes and customer satisfaction.

Bradesco Private Banking

Bradesco Private Banking was created in 2000 for the sole purpose of advising high net-worth individuals, family-owned holding companies and venture capitalist firms with R$2 million or more to invest. Bradesco Private Banking finds the most appropriate financial solution for each customer profile on a tailor-made basis focusing on asset allocation, tax guidance and estate planning.

Bradesco Private Banking has offices located in São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Brasília, Campinas, Curitiba, Fortaleza, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador. Bradesco Private Banking is supported by our international units in Cayman, New York and Luxembourg.

Bradesco Private Banking earned “ISO 9001:2008” certification for "Customer Relationship Management with High Net Worth Individuals and Management of Integrated Solutions – São Paulo and Rio de Janeiro Offices." It also has the "GoodPriv@cy" (Data Protection Label – 2007 edition, awarded by IQNet International Quality Network) for "Management of Privacy for Data Used in Relationships with High Net Worth Customers – São Paulo Unit.”

Bradesco Empresas

Bradesco Empresas serves companies whose annual revenues range from R$30 million to R$250 million through its 72 business units strategically located in state capitals, as follows: Southeast (44), South (16), Mid-West (4), Northeast (6) and North (2).

Bradesco Empresas offers top quality business management through products such as loans and advances, financing, investments, foreign trade, hedging transactions, cash management and structured transactions in capital markets to ensure customer satisfaction and good results for the organization.

Bradesco Empresas manages funds totaling R$89.0 billion through loans and advances, deposits, funds and collection.

Bradesco Corporate

Our Corporate segment was created in 1999 to serve companies posting annual revenues of more than R$250 million in most cases, served by a team of 141 with centralized relationship management offering both traditional and tailor-made products.

Branch System

The principal distribution channel for our banking services is our branch network. In addition to offering retail banking services, our branches serve as a distribution network for all of the other products and services we offer to our customers, including our payment and collection management services, private banking services, credit cards and asset management products. We market our leasing services through channels operated by our branch network, as well as directly through our wholly owned subsidiaries Bradesco Leasing and Bradesco Financiamentos. Bradesco Corretora and Bradesco Consórcios also market brokerage, trading and purchasing consortium services through our branches. Bradesco Vida e Previdência sells its products through 10,073 independent agents nationwide, most of whom are based on our own premises. Compensation for these agents is commission-based.

54   Form 20-F – December 2011

Form 20-F

We sell our insurance products, pension plans and capitalization bonds through our website, through exclusive brokers based in our network of bank branches, and non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. As of December 31, 2011, there were 29,250 brokers were offering our insurance policies to the public. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and externally:

	% of total sales, per product
	2011	2010	2009
Insurance products
Sales through the branches	45.3%	40.0%	40.7%
Sales outside the branches	54.7%	60.0%	59.3%
Pension plans products
Sales through the branches	76.8%	81.7%	82.5%
Sales outside the branches	23.2%	18.3%	17.5%
Capitalization bonds
Sales through the branches	84.1%	90.5%	92.3%
Sales outside the branches	15.9%	9.5%	7.7%

Other distribution channels

Our customers have easy access to their account details, to make financial transactions or acquire products and services through self-service digital channels (Fone Fácil, Internet and Bradesco Celular).

People with disabilities and reduced mobility have access to internet banking services for the visually impaired; personalized service for hearing impaired persons using digital language at Fone Fácil, Bradesco Celular for the visually impaired; visual mouse for motor disabled people; and ATM access for customers with visual and physical disabilities.

Self-service network

As of December 31, 2011, our self-service network had 34,516 ATMs strategically distributed across Brazil, providing quick and convenient access to products and services. In addition to Bradesco's ATMs, customers may use the pooled network of 12,455 Banco24Horas machines shared among Bradesco, Banco do Brasil and Banco Santander, which provides transactions such as cash withdrawals, statements, balance status queries, loans, payments and transfers.

Bradesco's self-service network and Banco24horas ATMs executed 2.0 billion transactions in 2011.

Bradesco led banks in Brazil in the use of biometric reading systems. Our system is known as “Segurança Bradesco na Palma da Mão” (Bradesco security in the palm of your hand) and it can identify clients by scanning their hand's vascular pattern as an alternative password for ATM users. This technology is available on 24,119 ATMs and has been used 304.1 million times as of December 31, 2011.

Telephone services – Fone Fácil

Our "Easy Phone" (Fone Fácil) facility may be accessed 24/7. Its personalized electronic responses enable customers to obtain information, make transactions and purchase products and services related to their checking or savings accounts and credit cards. To access Fone Fácil, customers use their four-digit passwords and Bradesco security code numbers.

     Bradesco 55

Form 20-F

Customers and users use specific numbers to access a number of call centers, in particular internet banking, our network for businesses, purchaser consortiums, private pension plans, and financing.

Hearing impaired customers have separate telephone services using digital language technology so they can inquire about products and services provided by Bradesco.

During 2011, 352.2 million calls were registered, and 364.5 million transactions completed.

Internet

"Portal Bradesco" consists of 87 websites, of which 60 host institutional content and 27 for transactions. Corporate or individual customers may access a range of banking products and services, and make transactions using “Chave de Segurança Bradesco” (Bradesco's security code number) in card or electronic form, or mobile-phone integrated.

Users of our institutional websites, whether customers or not, may access information about the Organization´s products and services, reports on our social and environmental initiatives, and specific publications for investors, among other items. Highlights include specific websites for capitalization bonds, purchaser consortiums, insurance, investor relations, social and environmental responsibility and our Retail, Prime, Private, Corporate and Business segments.

Our transactional websites enable individual and corporate customers to complete easy, convenient and secure banking transactions. These websites processed 3 billion transactions in 2011.

In 2011, Bradesco's new version of Internet Banking enhanced the user experience with more than 50 innovative features such as the quick access "A" key, the Smart Payment functionality that automatically recognizes bar codes for each type of payment, and search windows on all pages.

Bradesco Celular

Customers may use mobile phones, conveniently and securely, to obtain the balance of their account, get statements, make payments, buy prepaid mobile phone credits, transfer money, apply for loans, obtain share quotations and track buy and sell orders, among other transactions. Our website “www.bradescocelular.com.br” carries detailed information about the channel's products and services.

Through our text message authorized direct-debit service, pre-registered customers are sent interactive messages and may schedule or pay banking invoices/payment slips registered for automatic direct debit, using text messages to authorize payments.

Bradesco Celular enables customers to reload credits for prepaid cell phones from the phone itself, even if it has no credit.

Using Infocelular, registered customers with mobile phones may be sent text messages relating to various types of banking transactions on their account quickly and securely, sorting by period and amount.

Customers choosing a package of services known as “Bradesco Mobile Bonus Account” get access to various financial services and the cost of the package earns bonus points for prepaid mobile phones. When bonus points are available on a registered mobile phone number, the network operator itself sends a text message showing the credit.

This channel was used to complete 99.1 million transactions during 2011.

Mail services

On December 2011, we ceased our partnership with Empresa Brasileira de Correios e Telégrafos, or ECT, (the government owned postal company) and will not continue with the Postal Bank in 2012.

However, customers who used the services of the Postal Bank remain Bradesco clients, and will be supported by its extensive network of branches and service centers. The clients have complete and quality service wherever they are.

56   Form 20-F – December 2011

Form 20-F

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

Integrated risk control

The Integrated Risk Control Department is responsible for the following activities:

Risk management

Risk management is of great strategic importance to us due to the increasing complexity of services and products and the globalization of our business. As a result, we constantly seek to improve risk management to reflect changes in the markets in which we operate.

We seek to exercise control over risks in an integrated and independent manner, preserving and valuing collective decision-making, devising and implementing methodologies, models, measurement and control tools. We also promote improvement among employees at all levels, from the business areas to the Board of Directors.

Our risk management process ensures that risks are proactively identified, measured, mitigated, monitored and reported, as required for the complexity of our financial products and the profile of the Organization's activities.

Detailed reporting on our risk management process, reference equity, capital requirements and our exposure to risk can be found in the Report on our Investor Relations website (www.bradesco.com.br/ir).

Risk Management Structure

The structure of our risk management activity consists of statutory and executive committees, responsible for assisting the Organization's Board of Directors and the Diretoria Executiva in making strategic decisions.

The Organization has a statutory committee called the Integrated Risk Management and Capital Allocation Committee, which is tasked with advising senior management on the adoption of institutional policies and limits for risk exposure.

The statutory committee is assisted by our executive committees for risk management of a) Credit; b) Market and Liquidity; c) Operational; d) Grupo Bradesco de Seguros e Previdência; and e) Basel II Implementation. There are also executive committees for our business units, whose tasks include suggesting limits for exposure to their related risks and devising mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

Credit risk

Credit risk is the possibility of losses associated with a borrower’s or counterparty’s failure to comply with their contractual liabilities under the terms agreed upon, as well as the depreciation of loan agreements resulting from deterioration in the borrower's risk rating, the reduction in gains or remunerations, including benefits granted in renegotiations, recovery costs and other amounts related to the counterparty’s non-compliance with the financial obligations.

Credit risk management is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

We carefully control our exposure to credit risk, which mainly results from loans and advances, financial assets and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments and financial guarantees.

     Bradesco 57

Form 20-F

In order to ensure the quality expected from the portfolio, committees monitor all relevant aspects of the process of lending, concentration, collateral requirements, maturities, and other aspects.

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

Corporate control and monitoring of the Organization's credit risk take place in the credit risk unit of the Integrated Risk Control Department. In the governance structure for risks, this department coordinates with the Credit Risk Management Executive Committee on discussions and implementation of credit risk methods. Relevant issues discussed in this committee are reported to the Integrated Risk and Capital Allocation Committee, which reports to the Board of Directors.

In addition to the committee meetings, the business area holds a monthly meeting with all officers and heads of products and segments to ensure their positioning on evolution of the portfolio of loans and advances, delinquency, impairment of loans and advances, credit recovery, portfolio limits and concentrations, and other items. This information is also reported to the Audit Committee on a monthly basis.

The business area tracks each internal or external event that may significantly impact credit risk for the organization such as mergers, bankruptcies or crop failures and monitors sectors of economic activity in which the company has most exposure.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

Market Risk

Market risk is the possibility of a loss of income due to fluctuating prices and rates resulting from mismatched maturities, currencies and indicators of our asset and liability portfolios.

This risk is carefully identified, measured, mitigated and controlled. We have a conservative exposure profile to market risk, with the market risk guidelines and limits monitored independently on a daily basis.

All activities exposed to market risk are mapped, measured and classified according to probability and magnitude, with their respective mitigation plans duly approved by the governance structure.

Our risk management process involves the participation of all levels of the organization, from business units to the Board of Directors.

Methods used to measure and control market risk include VaR, Economic Value of Equity (“EVE”), stress testing and sensitivity analysis, and limits for earnings management and financial exposure.

In order to determine our trading portfolio risk, we use the VaR Delta-Normal one-day methodology with a 99% confidence level and for calculating volatilities and correlations we use statistical methods that allocate more weighting to recent returns. The VaR methodology provides an estimate of maximum potential loss that may be expected for a given adverse event, and volatilities and correlations are derived from statistical methods. Measurement and management of the banking portfolio's interest rate risk are based on the EVE methodology, which measures the economic impact on our positions of economic scenarios devised by the Organization in order to determine positive and negative trends in interest rate yield curves that may affect our investment and funding.

58   Form 20-F – December 2011

Form 20-F

As the New Capital Accord states, financial institutions may use internal models to determine risk. In order to ensure continuous improvement of our risk management process, we applied with the Central Bank to use internal market risk models in June 2010. Our application is currently under review.

In line with best practices for corporate governance and in order to preserve and strengthen our management of market and liquidity risks, as well as to meet the requirements of CMN Resolution No. 3,464/07, the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed every year by the relevant committees and the Board of Directors itself, providing the main operational guidelines for accepting, controlling and managing market and liquidity risk.

In addition to this policy, we have several specific rules that regulate the market and liquidity risk management process, including:

•      classification of operations;

•      reclassification of operations;

•      trading in Government or private securities;

•      use of derivatives; and

•      hedge.

Market Risk Management Process

Our market risk management process is run on a corporate wide, centralized and independent basis. This process involves diverse areas with specific duties, with the aim of ensuring an efficient structure in the measurement and control of market risk. The management process, approved by the Board of Directors, is also revalidated annually by the relevant committees and the Board of Directors itself.

Proposed market risk limits are validated by specific business committees for approval by the Integrated Risk and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of operations, which are separated into the following portfolios:

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

For the banking portfolio, we monitor the following limits:

•      interest rate risk; and

•      equities portfolio.

Market risk is controlled and monitored primarily by an independent business unit, the Integrated Risk Control Department, which calculates risk of outstanding positions on a daily basis, consolidates results and reports as required by the existing governance process.

In addition to daily reports, exposures are discussed weekly by Treasury's executive committee, which assesses results and risks and discusses and validates strategies for the next few weeks. Both governance process and limits are validated by the Integrated Risk and Capital Allocation Committee and submitted for approval by the Board of Directors, and reviewed at least once a year.

For more information on how we evaluate and monitor market risk, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

     Bradesco 59

Form 20-F

Liquidity risk

Liquidity risk relates to mismatched cash flows arising from the difficulty of quickly disposing of an asset or obtaining funds, thus preventing outstanding positions from being settled or generating outstanding liabilities.

Understanding and monitoring this risk is crucial, especially for our Organization to be able to settle transactions in a timely and secure manner.

Liquidity Risk Management Process

We manage our liquidity risk process on a corporate wide basis with centralized monitoring which includes monitoring available funds, compliance with minimum liquidity levels, and contingency planning for high-stress situations.

The Organization's policy for risk management and market liquidity is approved by the Board of Directors, whose objectives include ensuring standards, criteria and procedures to guarantee the establishment of the Minimum Liquidity Reserve (RML), as well as the strategy and action plans for liquidity crisis situations. The policy and controls we established fully comply with CMN Resolution No. 2,804/00.

Our criteria and procedures determine the minimum liquidity reserve to be maintained on a daily basis and the types of assets considered as funds available. Additionally, we determine instruments for management of liquidity in normal and crisis scenarios, with strategies to be followed in each case.

Our Treasury Department manages liquidity risk and our back-office controls positions, provides liquidity information to our management and monitors compliance with established limits. The Integrated Risk Control department is responsible for measuring liquidity reserve requirements, reviewing policies, standards, criteria and procedures, and drafting reports for new recommendations.

Liquidity risk is monitored at meetings of Treasury's executive committee, which controls liquidity reserves and maturity and currency mismatches. Additionally, monitoring activity is also conducted by the Risk Management and Market Liquidity executive committee, the Integrated Risk and Capital Allocation committee and the Board of Directors.

Operational Risk

Operational risk is the loss resulting from inadequate or faulty internal processes, people, systems and external events. This includes legal risk, but does not consider strategic and reputational risks.

Operational Risk Management Process

We take a corporate wide, centralized and independent approach to monitor the evolution of our business and minimize the existence of gaps that may compromise the quality of our operational risk management process, which is conducted within the following framework:

•       jointly identifying events arising from operational risk events and reporting loss events;

•      standardizing the reporting format for various departments through the Internal Corporate Control Risk system developed by our Integrated Risk Control department for daily and/or monthly delivery of operational risk event data;

•      receiving, processing and reconciling data for entering in the corporate operational risk database; and

•      using the database for statistical modeling of events to calculate operational VaR.

60   Form 20-F – December 2011

Form 20-F

The Integrated Risk Control department controls and monitors the Organization´s operational risk. It holds meetings with other departments to discuss subjects related to management of operating losses and the effectiveness of control measures implemented to mitigate existing and potential risks and new ones that may arise. This involves using a set of data, both internal and external, scenarios and indicators for continuous monitoring of unexpected events over a 1-year period.

The Integrated Risk Control Department coordinates the Operational Risk Management Executive Committee, and relevant subjects are reported to the Audit Committee and subsequently the Integrated Risk Management and Capital Allocation Committee, which reports to the Board of Directors.

The governance process is approved by the Board of Directors and reviewed at least once a year.

Management of internal controls and compliance

The mission of the Internal Controls and Compliance Department is to independently exercise and support management of internal controls, compliance activities and operational validation of internal models used to measure risk in the Organization as well as institutionally providing services in relation to preventing money laundering and financing of terrorism.

Internal control area

Based on a policy defined and approved by the Board of Directors, the Organization maintains all components of the internal controls system up-to-date, to mitigate possible potential losses arising from risk exposure and to strengthen processes and procedures focused on Corporate Governance.

The Internal Controls Area is in charge of:

•      determining criteria and methodologies to identify, classify, evaluate and monitor risks and their controls;

•      devising and disseminating technical instructions, criteria and procedures related to internal controls or operational compliance for all compliance agents assigned to departments and affiliated companies; and

•      applying operational self-evaluation in the branch network, Prime and Varejo segments, in order to assess perception of branch-level management and compliance for internal controls of administrative and business activities undertaken in these units. Consolidated results are included in compliance reports submitted to Audit and Internal Controls and Compliance committees, the Diretoria Executiva and the Board of Directors.

Internal Controls Management Methodology

The effectiveness of the organization's internal controls is based on our staff, processes and technology. In this context, our skilled professional staff is working exclusively on previously defined and determined processes with the appropriate technology for business needs.

Policy for Internal Controls and Compliance and Risk and Controls management methods are duly formalized and aligned with the main control frameworks such as the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and Control Objectives for Information and Related Technology (“COBIT”), which cover both business and technology aspects.

The Organization manages its main risks comprehensively, based on a methodology that includes the following eight activities to determine the effectiveness of our internal controls:

•      Activity 1 - Formalizing the process – documenting the flow of operational processes related to products, services and activities;

•      Activity 2 - Identifying risk events – identifying the potential risk events, generated either by external or internal activities, or both;

     Bradesco 61

Form 20-F

•      Activity 3 - Assessing risks/ Answering on risks/ Assessing controls – classifying and measuring exposure to inherent risks, establishing the respective type of answer (Accept, Avoid, Mitigate or Transfer the risk), identifying the existence and adequacy of the layout and effectiveness of associated control;

•      Activity 4 - Acting on risks – identifying gaps, preparing and following up on the implementation of action plans to correct anomalies or improve existing controls;

•      Activity 5 - Monitoring – monitoring the process layout and the behavior of its risks and controls, in view of associated losses;

•      Activity 6 - Performing adherence tests – ensuring, by means of formal execution of adherence tests, that the control definition is adequate and that the activity of controlling has been exercised effectively;

•      Activity 7 - Applying corporate self-evaluation – applying questionnaires to our employees to evaluate levels of knowledge, understanding and compliance with issues involving integrity, ethical and moral values, policies and rules relating to risk and control management; and

•      Activity 8 - Reporting – reporting evaluation results and risk and control behaviors to the appropriate levels of management.

Prevention of Money Laundering and Terrorism Financing

The Organization maintains specific policies, processes and systems so as to prevent and/or detect the utilization of its structures, products and services for money laundering and terrorist financing purposes.

We make significant investments in staff training and programs and these include various formats, such as booklets, videos, e-learning courses and classroom sessions specifically tailored to different business areas that require them.

Any suspect or atypical cases identified are evaluated by a standing committee of members from various areas and departments to decide whether they should be forwarded to the appropriate authorities.

The program is supported by the “Prevention and Combat of Money Laundering and Terrorism Financing Executive Committee,” which meets every three months to assess work and the need for procedures aligned with the standards set by regulatory agencies and best practices locally and internationally.

Area of independent validation of models

Internal models to provide support for business, whether they are created based on statistical data or based on specialists' knowledge, make it easier to structure critical issues, to create and improve processes and standardize and streamline decisions in the context in which they are inserted, in addition to being an important means of retaining knowledge.

On the other hand, internal models also pose inherent risk if they are inadequately designed, developed, implemented, used, maintained, or updated.

Following guidelines and directives posed by the New Capital Accord - Basel II and complying with Central Bank requirements, our internal risk-management models are subject to a continuous review process known as "independent validation process" to ensure quality and appropriate responses for their goals.

There is a specialized business area in charge of independent validation for models, which operates independently of the areas that develop or use models, and reports on its activities and results to managers, internal audit and the Integrated Risk Management and Capital Allocation Committee.

The main responsibilities of the area of independent validation of models are:

•      managing the inventory of models;

•      defining the methodology for carrying out independent validation considering the model and market practices;

•      defining and demanding data needed for independent validation and testing programs;

62   Form 20-F – December 2011

Form 20-F

•      perform predetermined validation activities independently from developers and users;

•      submit a report to the model on the independent validation and recommend steps to improve models; and

•      provide reports and materials used in the independent model validation process for internal auditing.

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

Among the main "Corporate Security Global Vision" items, we highlight the following:

•      defining our system for data security management, based on our corporate policy for information security and a set of directives and guidelines dealing with the principles of confidentiality, integrity and availability. The objective is to protect the information assets of our Organization and our customers. These activities are complemented by awareness and training initiatives for all our collaborators, and by assessments of data-security risks for our products, services and processes;

•      our fraud-prevention and electronic-channel security areas are tasked with managing processes to detect and mitigate risks in order to prevent any financial losses or adverse effects to the Organization´s image. They monitor transactions on electronic service channels and track strategic and corporate actions in order to propose solutions to managers of technical and business areas, thus enhancing security to products and electronic service channel accesses; and

•      orientation for access to security management applications at the strategic organizational level in order to protect systemic resources, and work with the business and technology units in order to identify acceptable risk levels, establishing processes to safeguard and protect information.

Credit policy

Our credit policy is focused on:

•      ensuring the safety, quality, liquidity and diversification of asset allocation;

•      pursuing flexibility and profitability in business; and

•      minimizing risks inherent to loans and advances.

Our credit policy defines criteria for lending and setting operational limits. Credit decisions are made at the branch level and, if necessary, higher levels of authority including our board directors depending on the rules in our internal policy. In reviewing loan applications, our executive board also approves the models for assessment and credit processes used by our branches and departments for each type of loan.

Our transactions are diversified and target individuals and companies that show ability to pay and stay in good standing. In all cases, we aim to have them secured by appropriate collateral for risks involved, from the point of view of uses of funds and repayment periods, as well as risk ratings. The Central Bank´s risk rating system has nine categories ranging from "excellent" to "very poor." For more details, see "Item 4.B. Business Overview - Regulation and Supervision - Banking regulations - Treatment of loans and advances."

The lending limits set for our branches reflect size and collateral provided for loans. However, branches have no authorization to approve an application for credit from any borrower who:

     Bradesco 63

Form 20-F

•      is rated less than "acceptable" under our internal credit risk classification system;

•      does not have an updated record; and

•      has any significant reservation in records.

We have credit limits for each type of loan. We pre-approve credit limits for our individual and corporate customers and presently extend credits to the public sector only under very limited circumstances. In all cases, funds are only granted once the appropriate body has approved the credit line.

We review the credit limits of our large corporate customers every 180 days. Credits extended to other customers, including individuals, small and midsized corporations, are reviewed every 90 days.

Loans and advances to individual customers

For individual customers, depending on the proposed collateral, the size of the branch and suitable credit parameters, branches may authorize loans of up to R$50,000.00. If value and type of collateral are not within the limits established for approval at the branch level, an application is submitted to the Credit Department and, if necessary, higher levels of authority. The following table shows individual loan limits for approval by branch managers, depending on the value and type of collateral offered.

Total Risk Amount	R$ in thousands
	Loan with no bona fide guarantee	Loan with bona fide guarantee
Decision‑making authority
Manager of very small branch (1)	up to 5	up to 10
Manager of small branch (2)	up to 10	up to 20
Manager of average branch (3)	up to 15	up to 30
Manager of large branch (4)	up to 20	up to 50
(1) Branch with total deposits equal to or below R$1,999,999;
(2) Branch with total deposits equal to or between R$2,000,000 and R$5,999,999;
(3) Branch with total deposits equal to or between R$6,000,000 and R$14,999,999; and
(4) Branch with total deposits equal to or above R$15,000,000.

We use a specialized credit scoring evaluation system to analyze these loans, allowing us to build a level of flexibility and accountability, besides standardizing the procedures in the process of analyzing and deferring loans. All models are constantly monitored and revised whenever necessary. Our Credit Department has a dedicated team developing models and working on continuous improvement of these tools.

We provide our branches with tools that allow them to analyze loans and advances for individual clients in a rapid, efficient and standardized manner and to produce the corresponding loan contracts automatically. With these tools, our branches can respond quickly to clients, keep costs low, and control the risks inherent to consumer credit in the Brazilian market.

64   Form 20-F – December 2011

Form 20-F

The following table shows limits established for approval of loans to individuals outside the discretion of our branches:

Total Risk Amount	R$ in thousands
Decision‑making authority
Credit department	up to 12,000
Credit director	up to 15,000
Executive credit committee (Daily Meeting)	up to 50,000
Executive credit committee (Plenary Meeting)	up to 2,000,000
Board of Directors	over 2,000,000

Loans and advances to corporate customers

For corporate customers, depending on the collateral proposed, the size of the branch and suitability in terms of credit parameters, loans of up to R$400,000 may be approved at the branch level. If the collateral offered is not within the limits for approval at the branch level, the loan is submitted to the Credit Department and, if necessary, higher levels. The following table shows limits within which branch managers may approve business loans, depending on the amount and type of credit support offered:

Total Risk Amount	R$ in thousands
	Loan with no bona fide guarantee	Loan with bona fide guarantee
Decision‑making authority
Manager of very small branch (1)	up to 10	up to 60
Manager of small branch (2)	up to 20	up to 120
Manager of average branch (3)	up to 30	up to 240
Manager of large branch (4)	up to 50	up to 400
Manager of Bradesco Empresas branch (5)	up to 100	up to 400
(1) Branch with total deposits equal to or below R$1,999,999;
(2) Branch with total deposits equal to or between R$2,000,000 and R$5,999,999;
(3) Branch with total deposits equal to or between R$6,000,000 and R$14,999,999;
(4) Branch with total deposits equal to or above R$15,000,000; and
(5) Branch with exclusive middle market companies.

The following table shows limits established for approval of loans to corporate customers outside the discretion of our branches:

Total Risk Amount	R$ in thousands
Decision‑making authority
Credit department	up to 12,000
Credit director	up to 15,000
Executive credit committee (Daily Meeting)	up to 50,000
Executive credit committee (Plenary Meeting)	up to 2,000,000
Board of Directors	over 2,000,000

     Bradesco 65

Form 20-F

In order to serve customers' needs as soon as possible and more securely, the credit department uses segmented analyses with different methodologies and instruments for credit analysis in each segment, in particular:

•      in the "Varejo," "Prime" and "Private – Individuals" segments, we consider the individual's reputation and credit worthiness, profession, monthly income, assets (goods and real property, any liabilities or interests in companies), the bank indebtedness and history of their relationship with Bradesco, checking loans and advances for repayment dates and rates as well as and the guarantees involved;

•      in the "Varejo – Corporate Customers" segment, in addition to the points above, since at this type a company's business affairs are related to those of its owners, and we also consider the period in business and the monthly revenues;

•      In the "Empresas" (middle market) and "Corporate" segments, management capability, the company/group's positioning in the market, its size, the economic-financial evolution, cashflow capability, and business perspectives, our analysis always includes the proponent, its parent company/subsidiaries, and the type of business; and

•      This also includes analyses of social and environmental risk for projects that require customers to show compliance with social and environmental regulations and the Equator Principles, consisting of socioenvironmental criteria required as conditions for loans, which was introduced in 2002 by the International Finance Corporation (IFC), the World Bank's financial arm.

Deposit-taking activities

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2011, our total deposits were R$217.4 billion, representing 32.8% of our total liabilities.

We provide the following types of deposit and registration accounts:

•      checking accounts;

•      savings accounts;

•      time deposits;

•      interbank deposits from financial institutions; and

•      accounts for salary purposes.

The following table shows total customer deposits and deposits from banks by type and source, as of the dates indicated:

As of December 31,	% of total deposits	R$ in thousands
	2011	2011	2010	2009
From customers
Demand deposits	15.0%	32,535,978	35,775,239	34,211,087
Savings deposits	27.4%	59,656,319	53,435,652	44,162,309
Time deposits	57.1%	124,128,641	102,157,837	90,537,014
Others	-	-	1,107,220	1,035,706
Deposits from banks
Demand deposits	0.3%	583,017	449,671	416,753
Interbank deposits	0.2%	519,786	275,445	752,060
Total	100.0%	217,423,741	193,201,064	171,114,929

66   Form 20-F – December 2011

Form 20-F

Under monetary authority regulations, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our customers and deposits from leasing companies and foreign-currency short positions with the Central Bank as compulsory deposits, as follows:

•      Demand deposits: we are required to deposit 43.0% of the average daily balance of our demand deposits and deposit accounts for investment in excess of R$44.0 million with the Central Bank on a non-interest-bearing basis;

•      Savings deposits: each week we are required to deposit in an account with the Central Bank an amount in reserves equivalent to 20.0% of the total average balance of our savings account deposits. The account bears interest annually at TR plus interest rate of 6.2%;

•      Time funds: we are required to deposit in an account with the Central Bank 20.0% of the amounts recorded under the following items: (a) time deposits; (b) leasing companies' CDIs; (c) currency exchange acceptance funds; (d) notes backed by debentures; (e) securities issued by the bank itself; and (f) contracts assuming liabilities related to foreign transactions in excess of R$30.0 million. The amount required is collected in cash and we earn remuneration on the amount deposited at the SELIC rate, although the balance earning remuneration may not exceed the lesser of the following:(a) the amount required less deductions stipulated in rules issued by the Central Bank; and (b) the amount required multiplied by the following percentages: (i) 80%, for the calculation period starting on February 13, 2012, and for the compliance period starting on February 24, 2012; (ii) 75% for the calculation period starting on April 9, 2012, and for the compliance periods starting April 20, 2012; (iii) 70% for the calculation period starting on June 11, 2012 and for the compliance periods starting June 22, 2012; (iv) 64% for the calculation period starting on August 13, 2012 and for the compliance periods starting August 24, 2012; (v) 73% for the calculation period starting on February 10, 2014 and for the compliance periods starting February 21, 2014; (vi) 82% for the calculation period starting on April 14, 2014 and for the compliance periods starting April 25, 2014; and (vii) 100% for the calculation period starting on June 9, 2014 and for the compliance periods starting June 20, 2014. The amount required may be deposited after deduction of an amount equal to certain transactions made by our Bank, and this deduction is limited to 36% of the amount required. With this schedule, and by not remunerating a part of our time deposits, the intention of the Central Bank was to stimulate the investment by major banks in the acquisition of credit portfolios from smaller banks, since we are allowed to invest up to 36% of our compulsory time deposits for that purpose; and

•      Short position in foreign exchange: we are required to make daily deposits amounting to 60% of our short position in foreign exchange, net of our long position, less the lower of the: (i) US$1 billion; or (ii) the amount corresponding to our current Tier I regulatory capital. We make cash deposits on a non-interest-bearing basis by the second business day after determining our foreign exchange position, without any exchange rate adjustment.

In addition, we are required to deposit each week in an account with the Central Bank an additional amount corresponding to (a) 12.0% on the average time deposits balance and of demand account deposits (percentages applicable as of December 20, 2010, after changes in reserve requirement rules published in the same month) plus (b) 10.0% of the average balance of our saving account deposits. This additional amount is provided in reserves and we earn interest at the SELIC rate.

Present Central Bank regulations require that we:

•      allocate a minimum of 28.0% of cash deposits to providing rural credit (if we do not do so, we must deposit the unused amount in a non-interest bearing account with the Central Bank);

•      allocate 2.0% of demand deposits received to micro credit transactions; and

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

     Bradesco 67

Form 20-F

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

Demand deposits, deposits allowing withdrawal with prior notice, checking accounts providing investment opportunities, savings accounts deposits, term deposits with or without issue of certificates, mortgage notes, bills of exchange, mortgage notes and deposits in non-checking accounts used for recording and controlling the flow of funds referring to services from processing payments of salaries other payments, pension and other similar services are guaranteed, by the Credit Guarantee Fund, known as "FGC," for up to R$70,000 per customer or deposit account, in the event of a bank being liquidated.

We issue interbank deposit certificates (CDIs) to other financial institutions. Trading in these CDIs is restricted to the interbank market. They are traded at a pre- or post-fixed rate for one day or longer terms.

Other funding sources

Our other funding sources include capital markets, import/export operations and onlending.

The following table sets forth the source and amount of our other funding sources as of the dates indicated:

As of December 31,	R$ in thousands
	2011	2010	2009
Funding Sources
Real estate credit notes	2,143,931	776,787	-
Agribusiness notes	2,538,970	1,699,710	1,585,957
Mortgage notes	1,309,705	1,277,455	898,598
Financial notes	27,101,075	7,801,246	-
Euronotes	4,470,662	1,659,951	236,843
Subordinated debt	26,910,091	26,314,946	23,103,977
Debentures (non-convertible)	-	743,127	740,452
Securities issued through securitization of payment orders and credit card receivables	4,066,626	3,851,489	4,220,948
Funding in the open market	149,940,436	132,999,577	91,571,421
Borrowings	17,257,442	7,989,907	8,005,136
Onlendings	35,989,495	30,206,317	19,322,600
Total	271,728,433	215,320,512	149,685,932

Our capital markets operations act as a source of funding for us through our transactions with financial institutions, mutual funds, fixed income and equity investment funds and foreign investment funds.

As of December 31, 2011, 2010 and 2009, funding in the open market accounted for, respectively, 55.2%, 61.8% and 61.2%, respectively of our other funding sources. These amounts include securities attached to repurchase agreements mainly comprising Brazilian government securities and corporate debt securities. This type of operation is usually short-term and volatile in terms of volume since they are directly impacted by market liquidity.

In order to provide our customers with loans through onlending, including credit lines for import and export finance, we maintain credit relationships with various American, European, Asian and Latin American financial institutions.

We conduct onlending operations where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations. BNDES, the IBRD and the IDB are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds.

68   Form 20-F – December 2011

Form 20-F

We issued financial notes, a product that was introduced to the market at the beginning of 2010, aimed at meeting demand for long-term finance. These transactions are for individuals and companies that prefer better returns to liquidity. Longer repayment terms contribute to the desired lengthening of the repayment schedule for the banking system's liabilities, since average repayment periods have also become longer due to the growing share of housing finance and investments of the total loan portfolio.

Processing systems

The Organization's data processing and communication systems are located in Cidade de Deus, Osasco – SP, in a building called the Information Technology Center (CTI). This 11,900 square meter facility was built especially to house our IT infrastructure, and has all the requirements for class-4 certification from Uptime Institute, which ensures 99.995% availability.

Data is continuously replicated in a Processing Center located at Alphaville, in the city of Barueri - SP, featuring equipment with enough capacity to take over the main system's activities in case of a problem at our Technology Center (CTI). All service channels have telecommunications services that work with either of the two processing centers. We hold annual exercises simulating situations in which our IT center is impeded in order to ensure that we have effective contingency structures, processes and procedures in place. These exercises involve our business managers and are monitored by independent auditors. In addition to all backup copies of electronic files stored and maintained at our IT center, second copies are saved and maintained in the Alphaville Processing Center.

Alphaville's IT infrastructure also houses all activities for developing application systems.

If the public energy supply is interrupted, both centers have sufficient capacity to operate independently for 72 hours non-stop. After this period, Technology Centers can operate continuously if power generators are refueled.

The IT structure is backed by processes implemented in light of the ITIL (IT Infrastructure Library) reference and applies recognized practices for IT service management.

The Organization has intruder detection, antivirus and antispam systems designed to provide IT protection. Moreover, the Organization continuously upgrades the security of its main software programs. We use web server digital certification and HSM 8000 cryptographic and ICSF coprocessor equipment. Periodic assessments of IT environments are made using specific tools for this purpose. An independent auditing firm tests the Organization´s IT protection systems on an annual basis.

Our internet systems have a separate infrastructure, enabling different customer segments (individuals, corporate, staff) to use resources independently.

Seasonality

We believe that seasonality does not materially affect our business.

Competition

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services market are highly competitive and have been through an intensive consolidation process in the past few years.

As of December 31, 2011, publicly owned financial institutions held 42.7% of the national financial system's assets, followed by private sector locally owned financial institutions (taking into consideration financial conglomerates) with a 38.8% share and foreign-controlled financial institutions, with a 18.5% share.

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

     Bradesco 69

Form 20-F

As of December 31, 2011, according to Central Bank, there were 178 financial conglomerates providing a wide full range of services including: (i) 139 multiple banks; (ii) 20 commercial banks; (iii) 14 investment banks; (iv) four development banks;  and (v) one savings bank (namely Caixa Econômica Federal). For further information on risks related to competition, see "Item 3.D. Risk Factors – Risks Relating to Bradesco and the Brazilian banking industry – The increasingly competitive environment in the banking and insurance segments in Brazil may negatively affect the prospects of our business."

Credit cards

The Brazilian credit card market is highly competitive, with approximately 173.3 million credit cards issued as of December 31, 2011, according to ABECS. Our primary competitors are Banco do Brasil, Banco Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and benefits offered.

Leasing

In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers and large banks. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset management

BRAM is one of the main players in the asset management industry in Brazil, with a market share of 11%, according to the Global Fund Management Ranking, published by Anbima in December 2011. The main competitors are Banco do Brasil and Banco Itaú.

BRAM’s competition strategy is to reaffirm its leadership in fixed income and equities management, supporting the portfolio managers’ experience and success with a fundamental approach built from a strong team of analysts and an independent team of macroeconomists.

In 2011, BRAM advanced its internationalization strategy by launching a fund for small- and medium-cap Brazilian stocks. This new fund is part of Bradesco Global Funds, which was launched by Bradesco in September 2009 and currently has four different strategies. These funds are domiciled in Luxembourg and target exclusively foreign investors.

In addition to its own platform, BRAM has strong partnerships with the Bank of Tokyo-Mitsubishi UFJ in the Japanese market and Banchile in the Chilean market.

Insurance, pension plans and capitalization bonds

Insurance sector

As of December 31, 2011, Grupo Bradesco Seguros, the leading insurance company in the Brazilian market with a 25.6% market share of insurance premiums, pension plans and capitalization bonds faces increased competition from a number of Brazilian and multinational corporations in all types of insurance business.

As of December 31, 2011, our principal competitors were Banco do Brasil S.A., Itaú Unibanco Seguros S.A., Sul América Cia. Nacional Seguros, Porto Seguros Cia. de Seguros Gerais, Caixa Seguros, Santander Seguros and HSBC Seguros, which accounted for a combined total of approximately 55.8% of all premiums generated in the market, as reported by SUSEP. Although nationwide companies underwrite the majority most insurance business, we also face competition from local and regional companies, particularly in the health insurance segment, where they are able to operate at lower cost, or specialize in providing coverage for specific risk groups.

Competition in the Brazilian insurance industry changed in the past few years as foreign companies started to form joint ventures with Brazilian insurance companies with more experience in the local market. For example, the Dutch Group ING acquired an interest in one of the Sul América Group companies. Hartford has been operating in Brazil for years through a joint venture with the Icatu Group. AXA, Allianz, ACE, Generalli, Tokio Marine, Zurich acquired associations with the Minas Brasil and Santander groups. Other international insurers offer products in Brazil through their own local facilities.

70   Form 20-F – December 2011

Form 20-F

We believe that the principal competitive factors in this area are price, financial stability, name recognition and services. At the branch level, we believe competition is primarily based on the level of services, including the handling of claims, level of automation and development of long-term relationships with individual customers. We believe that our ability to distribute insurance products through our branch network gives us a competitive advantage over most other insurance companies. Because most of our insurance products are offered through our retail banking branches, we benefit from certain cost savings and marketing synergies compared with our competitors. This cost advantage could become less significant over time, however, as other large private banks begin using their own branch networks to offer insurance products through exclusive agents.

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

Bradesco Vida e Previdência is currently the pension plan market leader with 33.5% of total assets under management in the sector, according to Fenaprevi.

We believe that the Bradesco brand name, together with our extensive branch network, strategy, our record of being in the forefront and our product innovation, are our competitive advantages.

Capitalization bonds sector

The capitalization bonds market has been competitive since 1994, when exchange rates became more stable and inflation came under control. As of December 31, 2011, Bradesco Capitalização was the second in the industry ranking with 21.6% of revenues from capitalization bonds and 23.1% in terms of technical provisions, according to SUSEP.

Our principal competitors in the capitalization bonds sector are: Brasilcap Capitalização S.A., Itaú Unibanco Capitalização S.A., Caixa Capitalização S.A., Sul America Captalização, Santander Capitalização S.A., Aplub Capitalização and Icatu Seguros.

The principal competitive factors in this industry are offering low-cost products with more frequent prize draws, security, financial stability and brand recognition.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the (CMN).

Principal financial institutions

As of December 31, 2011, 13 financial conglomerates operated in Brazil, consisting of public-sector commercial and multiple-service banks controlled by federal and state governments (including Caixa Econômica Federal) and 151 financial conglomerates consisting of private-sector commercial and multiple-service banks. For Brazilian regulatory purposes, insurance companies, private pension plans and capitalization bonds providers are not considered financial institutions.

     Bradesco 71

Form 20-F

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

The principal government-controlled banks include:

•      Banco do Brasil, under federal government control, which provides a full range of banking products to the public and private sectors. Banco do Brasil is the largest multiple-service bank in Brazil and the primary financial agent of the federal government;

•      BNDES, a development bank wholly owned by the federal government, is the largest bank in terms of long-term loans for investments across all sections of the economy, focusing on mitigating social and regional inequality and protecting the environment; and

•      Caixa Econômica Federal, a multiple-service bank wholly owned by the federal government which acts as the principal agent of the government-regulated housing finance system. Caixa Econômica Federal is ranked first among Brazilian banks in terms of savings accounts and housing finance.

Private sector financial institutions

As of December 31, 2011, Brazil’s private-sector financial industry comprised:

•      165 financial conglomerates (including commercial, investment and multiple-service banks) that provide a full range of commercial banking, investment banking (including underwriting and trading in securities), consumer finance and other services including fund management and real estate finance; and

•      59 consumer credit companies, 126 securities dealers, 146. securities and foreign exchange brokerage firms, 31 leasing companies, 11,339 investment funds and 14 savings and loans associations / real estate financing companies.

Principal regulatory agencies

CMN

CMN, currently the highest authority responsible for Brazilian monetary and financial policy, is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•      regulating lending by Brazilian financial institutions;

•      regulating Brazilian currency issue;

•      supervising Brazil's reserves of gold and foreign exchange;

•      determining saving, foreign exchange and investment policies in Brazil; and

•      regulating capital markets in Brazil.

In December 2006, CMN asked the CVM to devise a new "Risk-Bases Supervision System" in order to: (i) identify risks to which the market is exposed; (ii) rank these risks by their potential for harm; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Among other effects, this system enables fast-track reviewing for the process of issuing securities.

72   Form 20-F – December 2011

Form 20-F

Central Bank

The Central Bank is responsible for:

•      implementing currency and credit policies established by the CMN;

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

•      authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);

•      authorizing changes in shareholder control of financial institutions;

•      requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial statements; and

•      requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

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

Banking regulations

Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•      may not operate without the prior approval of the Central Bank and in the case of foreign banks, authorization by presidential decree;

•      may not invest in the equity of any other company beyond regulatory limits;

•      may not lend more than 25.0% of its reference equity to any single person or group;

•      may not own real estate, except for its own use; and

•      may not lend to or provide guarantees for:

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

     Bradesco 73

Form 20-F

-     any entity that it controls or of which it directly or indirectly holds more than 10.0% of the share capital;

-     any entity whose management consists of the same or substantially the same members as its own executive committee; or

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

Capital adequacy and leverage

Brazilian financial institutions are subject to a capital measurement and standards based on a weighted risk-asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. The Basel Accord requires banks to have a capital to risk-weighted assets ratio of at least 8.0%. At least half of total capital must consist of Tier I capital. Tier I, or core, capital corresponds to equity less certain intangibles. Tier II capital includes asset revaluation reserves, and contingency reserves and subordinated debt, subject to certain restrictions. Tier II capital must not exceed Tier I capital.

CMN requirements differ from the Basel Accord in some respects. Among other differences, the CMN:

•       requires minimum capital of 11.0% of risk-weighted assets;

•       does not permit contingency reserves to be considered as capital;

•       requires fixed assets in excess of limits imposed by the Central Bank to be deducted from capital;

•       requires additional capital in relation to off-balance-sheet interest rate and foreign currency swap transactions and for certain loans and advances utilizing third party funds;

•       when determining equity, financial institutions may deduct costs, including taxes, incurred in connection with swap transactions used to hedge short positions associated with investments outside Brazil; and

•       assigns different risk weightings to certain assets and credit conversion values, including a risk weighting of 300.0% on deferred tax assets for tax loss carryforwards of income and social contribution taxes but not for those arising from other temporary differences which have a weighting of 100.0%.

In October 2009, the Central Bank reduced minimum capital requirements from 11% to 5.5% on loans to micro and small companies that are backed by one of the two guarantee funds created by the government in 2009 with a R$4 billion budget.

For further details see "Item 5.B. Liquidity and Capital Resources-Capital Compliance with capital requirements."

Financial institutions are also required to maintain their reference equity at a certain level. A financial institution’s reference equity is the sum of its Tier I and Tier II capital and is used to determine its operational limits. For purposes of CMN adjustments, financial institutions may deduct costs, including taxes, incurred in connection with swap transactions to hedge short positions associated with investments abroad. In July 2008, the Central Bank issued certain rules to include the operational risk of financial institutions amongst the factors to be considered in the calculation of reference equity. In December 2009, the Central Bank established a single indicator for calculating the portion of capital to be maintained by financial institutions to cover, when needed, the operational risk for a non-financial company belonging to the conglomerate. In June 2010, the Central Bank issued rules amending the formula used to calculate required reference equity, which in practice led to higher levels of net equity being required of financial institutions and this will be in force as of 2012. The Central Bank says the purposes of this change include bolstering the robustness of financial institutions in terms of their ability to weather a global crisis. In February 2011, the Central Bank issued guidelines and a timetable for implementing the recommendations of the Basel Committee on Banking Supervision concerning capital structure and liquidity requirements (Basel III), including an initial timetable to implement recommendations regarding liquidity requirements.

74   Form 20-F – December 2011

Form 20-F

Prudential rules in Brazil are generally more conservative than international ones, so adapting to Basel III will be less complicated for Brazilian banks than for institutions in other countries. Under draft rules that the Central Bank submitted to public consultation in February 2012, Brazil will follow the agreed international schedule to gradually adopt capital definitions and requirements over the coming years, starting on January 1, 2013 and concluding on January 1, 2019. Following international recommendations, and in line with current practices, the minimum capital level will be stated as a percentage of risk weighted assets. The draft rule proposes three independent requirements to be met by financial institutions: (i) Principal Capital, consisting mainly of stocks, shares and retained earnings; (ii) Tier I Capital, consisting of principal capital plus other instruments capable of absorbing losses when the institution is a going concern; and (iii) Reference Equity, consisting of Tier I Capital and other instruments to absorb losses in the case of an institution in liquidation.

In addition, the standard being discussed is also likely to include Additional Principal Capital, which will act as the prudential buffer or "cushion" referred to in Basel III. By the end of the transitional period, in 2019, Additional Principal Capital will have to be 2.5 - 5% of risk weighted assets. The amount will be determined by the Central Bank depending on economic conditions. Under normal market conditions, financial institutions are expected to hold surplus capital in relation to minimum requirements in an amount exceeding Additional Principal Capital as defined. Failure to comply with Additional Principal Capital rules will lead to restrictions affecting distribution of bonuses, profit sharing and compensation incentives associated with performance of managers of institutions.

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

•      it must not be secured by any type of guarantee;

•      its payment must be subordinated to the payment of other liabilities of the issuer in the event of dissolution;

•      it cannot be redeemed by act of the holder;

•      it must have a clause allowing postponement of the payment of interest or redemption if this would cause the issuer to fail to comply with minimum levels of reference equity or other operational requirements;

•      it must be nominative if issued in Brazil, and if issued abroad may be in any other form permitted by local legislation;

•      if issued abroad, it must contain a clause for elected jurisdiction;

•      it must have a minimum term of five years before redemption or amortization;

•      it must be paid in cash; and

•      its payment cannot be secured by any type of insurance any instrument that requires or permits payments between the issuer and the borrowing institution or that affects the subordinated status of the debt.

Brazilian financial institutions may elect to calculate their capital requirements on either a consolidated or an unconsolidated basis.

In June 2011, the CMN determined that financial institutions and other Central Bank authorized institutions required to calculate "reference equity" requirements must implement a capital management structure compatible with the nature of their operations, complexity of products, services offered, and the scale of their risk exposure.

     Bradesco 75

Form 20-F

Additionally, in September 2011, the CMN issued a rule which states that the Central Bank may undertake a discretionary assessment of the circumstances in each case and require a series of preventive prudential measures to be taken if it finds situations that compromise or may compromise the proper functioning of the financial system or its institutions, or other Central Bank authorized institutions.

Risk Weighting

In October 2010, the Central Bank issued instructions consolidating risk factor weightings applied to different exposure levels, for the purposes of calculating reference equity required. Under these rules, the following factors must be applied:

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

(iv)100% to investments in shares of investment funds, other securities in repurchase agreements, sureties, guarantees, co-obligations and collaterals provided, and transactions for which there is no specific weighting factor; and

(v)  300% to exposures related to tax credits not excluded for purposes of calculating reference equity (except for deferred tax assets arising from temporary differences), for which a 100% weighting factor applies.

In December 2010 and November 2011, the Central Bank issued instructions applying a 150% risk weighting factor to exposures relating to loans and advances and financial leasing agreements for individuals as of December 6, 2010, or renegotiated as of November 11, 2011, with certain exceptions to this rule (including rural credit, payroll-deductible loans, certain financing or leasing agreements for vehicles or homes). A 300% risk weighting was applied as of November 2011 for exposures relating to personal loans for unspecified uses, including payroll-deductible loans, made or renegotiated with individuals as of November 11, 2011, for contractual terms of over sixty months.

Reserve requirements

The Central Bank periodically sets compulsory reserve and related requirements for Brazilian financial institutions. The Central Bank uses reserve requirements as a mechanism to control liquidity in the Brazilian Financial System. Historically, the reserves against demand deposits, savings deposits and time deposits have accounted for almost all amounts required to be deposited with the Central Bank. In December 2010, the Central Bank raised compulsory deposit and reserve requirements, and reduced any deductions applicable. In addition, the Central Bank introduced higher compulsory deposits and reserve requirements for savings, demand, and time deposits. Some of these rules were amended by the Central Bank in March 2011. In July 2011, the CMN consolidated and redefined rules for compulsory deposit requirements against short positions in foreign currency.

In December 2011, the Central Bank approved a circular consolidating and redefining certain rules for compulsory reserve requirements for time deposits. Chief among these alterations was the inclusion of Brazilian Treasuries in the list of assets eligible for deduction from compulsory reserves for time deposits. Some provisions relating to compulsory reserve requirements against time deposits were again altered by the Central Bank in February 2012.

For a summary of current compulsory reserve requirements applicable to demand deposits, savings deposits and time deposits, see "Deposit taking activities."

76   Form 20-F – December 2011

Form 20-F

The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its reference equity. In addition, if its exposure is greater than 5.0% of its adjusted net worth, the financial institution must hold additional capital at least equivalent to 100.0% of its exposure. Since July 2, 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate's net consolidated exposure.

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

Asset composition requirements

Brazilian financial institutions may not allocate more than 25.0% of their reference equity to loans and advances (including guarantees) to the same customer (including customer's parent, affiliates and subsidiaries) or in securities of any one issuer, and may not act as underwriter (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their reference equity.

Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their reference equity.

CMN issued rules in October 2008 requiring financial institutions to record: (i) rights on assets used for maintaining the institution's activities, including rights resulting from transactions that have transferred the benefit, risks and control of these assets to the institution, except for those covered by leasing agreements, in fixed assets; and (ii) restructuring expenses that effectively result in an increase in income of more than one fiscal year and do not constitute merely a reduction in costs or greater operational efficiency, in deferred assets. A subsequent rule further defined intangible assets, such as vested rights on non-material assets used for maintaining the institution's activities, including those corresponding to payroll services, income, salary, wages and retirement and pension payments, among others.

As of January 2012, a rule issued by the CMN came into effect in line with IASB, which states different accounting criteria in cases of assignment of receivables or other financial assets depending on whether or not there is retention or transfer of risks and benefits in conjunction with the assigned asset.

In July 2011, the CMN published a rule requiring registration of assigned receivables and financial settlement of assets authorized by the Central Bank.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution's equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its reference equity. Within that limit, repurchase operations involving private securities may not exceed five times the amount of the financial institution's reference equity. Limits on repurchase operations involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

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

     Bradesco 77

Form 20-F

Furthermore, the amount of the loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed. Lastly, pursuant to the Central Bank's Circular 3,434/09, the total of loans and advances made against these funds must be delivered to the Central Bank as collateral, as a condition for the release of the amount to the financial institution.

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

Pursuant to CMN regulations of November 2011, the investment abroad of available funds in foreign currency must be limited to (i) securities issued by the Brazilian government; (ii) sovereign debt issued by foreign governments; (iii) securities issued by financial institutions, or entities under their responsibility; and (iv) time deposits in financial institutions. In February 2011, the Central Bank adopted new rules for investments by Brazilian entities or individuals in non-Brazilian companies. For the purposes of this rule, foreign currency holdings includes: (i) the institution's own foreign currency position; (ii) foreign currency balances in current accounts in Brazil, that have been opened and transacted in accordance with laws and regulations; and (iii) the institution's other foreign currency held in foreign accounts, including funds received to pay for Brazilian exports.

In March 2010, the Central Bank continued with the process of simplifying foreign exchange rules by consolidating existing rules and revoking others. These changes were designed to provide further transparency and standards for cross-border foreign exchange transactions, and may be divided into three main categories:

(i)      Consolidation of rules for foreign capital: registration of foreign direct investment, foreign credits, royalties, transfer of technology and leasing. Financial transfers from and to foreign countries will follow the general rules applicable to the Brazilian foreign exchange market, including the principles of legality, economic rationale and supporting documentation. These rules were amended several times in 2011. Additionally, the need for specific authorizations or prior statements from the Central Bank has been eliminated and there is no need to provide information that the Central Bank may obtain elsewhere;

(ii)    Rules for sale of depositary receipts abroad: companies that issue depositary receipts have the option of keeping the proceeds abroad. This option, however, does not apply to financial institutions. Therefore, our procedures in this respect remain unchanged; and

(iii)   Simplification of foreign exchange rules: several changes have been implemented to boost competition in the international transfer of funds and offer of banking services.

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

78   Form 20-F – December 2011

Form 20-F

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

Treatment of loans and advances

According to the Central Bank, financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit classifications are determined in accordance with Central Bank criteria relating to:

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

•      In the case of corporate borrowers, the nine categories that we use are as follows:

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

A loan and advance operation may be upgraded if it has credit support or downgraded if in default.

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

     Bradesco 79

Form 20-F

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's reference equity, and once each twelve months for all loan operations, with certain exceptions.

Past due loans must be reviewed monthly. For this type of loan, regulatory provisions set the following maximum risk classifications:

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

The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the loan and advance operation, as follows:

Classification of Loan	Minimum Provision %
AA	-
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H (1)	100.0
(1) Banks must write off any loan six months after its initial classification as an H loan.

Loans and advances of up to R$50,000 may be classified by the method used by the financial institution itself or the arrears criteria described above.

Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank, together with their financial statements. This information must include:

•      a breakdown of the business activities and nature of borrowers;

•      maturities of their loans;

•      amounts of rescheduled, written-off and recovered loans;

•      loan portfolio diversification by the loan classification; and

•      non-performing loans.

80   Form 20-F – December 2011

Form 20-F

The Central Bank requires authorized financial institutions to compile and submit their loans and advances portfolio data in accordance with several requirements. The Central Bank may admit discrepancies in these statements of up to 5.0% per risk level and 2.5% in the reconciled total.

Exclusivity in loans and advances to customers

In January 2011, Central Bank Circular No. 3,522/11 prohibited financial institutions that provide services and loan transactions from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their customers to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered under the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

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

Financial institutions and other institutions authorized by the Central Bank are also required under the new rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank. Under these procedures, institutions are required to:

•      maintain and document criteria for measuring liquidity risks and risk management procedures;

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

•      promptly provide the institution's management information and analysis for any liquidity risk identified, including any conclusions or measures taken; and

•      develop contingency plans for handling liquidity crisis situations.

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

     Bradesco 81

Form 20-F

After a period of tests and gradual implementation, the new Brazilian clearing system started operating in April 2002. The Central Bank and CVM have the power to regulate and supervise the Brazilian payments and clearing system.

Liquidation of financial institutions

In February 2005, the "New Bankruptcy Law" was approved, replacing the previous legislation that had been in effect since 1945. The main goal of the “New Bankruptcy Law” is to avoid viable companies being unable to honor their debt obligations. The New Bankruptcy Law seeks to do this by providing greater flexibility in plan reorganization strategies while giving creditors more guarantees. It also seeks to improve creditors' ability to recover through the judiciary system by promoting an agreement between the company and a commission comprised of creditors. The New Bankruptcy Law is not currently applicable to financial institutions, and, accordingly, Law No. 6,024/74 governing intervention in and administrative liquidation of financial institutions is still applicable to us.

Intervention

The Central Bank will intervene in the operations and management of any financial institution not controlled by the federal government if the institution:

•      suffers losses due to mismanagement, putting creditors at risk;

•      repeatedly violates banking regulations; or

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

•      As a consequence of administrative liquidation:

•      lawsuits pleading claims on the assets of the institution are suspended;

•      the institution's obligations are accelerated;

•      the institution may not comply with any liquidated damage clause contained in unilateral contracts;

•      interest does not accrue against the institution until its liabilities are paid in full; and

•      the statute of limitations with respect to the institution's obligations is tolled.

82   Form 20-F – December 2011

Form 20-F

Temporary special administration regime

The temporary special administration regime, known as "RAET," is a less severe form of Central Bank intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

•      repeatedly makes transactions contravening economic or financial policies under federal law;

•      faces a shortage of assets;

•      fails to comply with compulsory reserves rules;

•      has reckless or fraudulent management; or

•      has operations or circumstances requiring an intervention.

Repayment of creditors in liquidation

In the case of liquidation of a financial institution, employees' wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank created the FGC (Deposit Guarantee Fund) to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all Brazilian financial institutions accepting deposits from customers.

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

In December 2010, the Central Bank issued Resolution No. 3,931/10 with new rules for taking time deposits with a special guarantee from the FGC. Under these rules, the maximum value of the balance of such deposits is limited to the greater of the following (with a maximum of R$5 billion): (i) the equivalent of twice the reference equity, calculated on the base date June 30 earning interest monthly at the SELIC rate; (ii) the equivalent of twice the reference equity, calculated on December 31, 2008, earning interest monthly at the SELIC rate as of May 1, 2009; and (iii) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank on June 30, 2008, earning interest monthly at the SELIC rate as of May 1, 2009.

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

     Bradesco 83

Form 20-F

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

The Brazilian Constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad. Any investment on common shares would depend on government authorization. In January 2012, the Central Bank authorized Bradesco to create an ADR program for its common shares in the U.S. market. As part of this authorization, the Central Bank increased the limit of foreign interest in Bradesco's capital stock from 14% to 30%.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules, which the Central Bank consolidated in July 2009 through Circular No. 3,461/09, and subsequently in December 2010, through Circular No. 3,517/10, as amended by Circular No. 3,583/12, financial institutions must:

•      keep up-to-date records regarding their customers;

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

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. Records of transactions involving currency or any asset convertible to money, records of transactions that exceed R$10,000 in a calendar month, and records of check transactions must be kept for at least five years, unless the bank is notified that a CVM investigation is underway, in which case the five-year obligation may be extended. Pursuant to Circular No. 3,641/08, financial institutions must implement control policies and internal procedures. The policies must: (i) specify in an internal document the responsibilities of each of the organization's hierarchical levels; (ii) include the collection and registration of timely information about customers that makes it possible to identify the risks of occurrence of these crimes; (iii) define the criteria and procedures for selecting, training and monitoring the economic-financial status of the institution's employees; (iv) include a prior analysis of new products and services from the perspective of preventing these crimes; (v) be approved by the Board of Directors; and (vi) be broadly circulated internally. Current legislation allows us to develop internal procedures designed to identify any financial transactions or services that present a low level of risk of being used for money laundering or terrorist financing, which are exempted from the requirement to obtain customers' registration details. The procedures described herein shall be observed by our branches and subsidiaries in Brazil and abroad.

84   Form 20-F – December 2011

Form 20-F

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

Brazilian regulations list a number of potential money-laundering transaction characteristics, such as: transactions involving amounts that are incompatible with the professional, equity and/or earnings condition of the involved parties; operations evidencing default on behalf of third parties; transactions intended to create loss or gain with no economic grounds; transactions from or to countries or territories that do not apply the recommendations sufficiently or do not cooperate with the Brazilian financial activity control agencies; transactions paid in cash; transactions the complexity and risk level of which are inconsistent with the customer's technical qualification; transactions involving non-resident parties, trustees and companies, private banking customers and politically exposed individuals.

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

Also regarding the control of politically exposed individuals' activities and in light of the 2010 Brazilian elections for President, Governors, Senators, Federal and State Representatives, in March 2010, the Central Bank enacted rules that specifically address the opening, transacting with and closing of demand accounts for funds related to financing the 2010 election campaign. Those rules seek to avoid irregular use of said funds and illegal donations.

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

In October 2008, the Central Bank broadened the reach of its rules for controlling financial transactions related to terrorism, so that operations carried out on behalf of, services provided to, or access to funds, other financial assets or economic resources belonging to or directly or indirectly controlled by, the following individuals or entities were required to be immediately reported to the Central Bank: (i) members of the Al-Qaeda organization, members of the Taliban and other individuals, groups, companies or entities connected with them; (ii) the former government of Iraq or its agencies or companies located outside of Iraq, as well as funds or other financial assets that might have been withdrawn from Iraq or acquired by Saddam Hussein or by other former Iraqi government senior officials or by the closest members of their families, including companies owned by, or directly or indirectly controlled by them or by individuals under their management; and (iii) individuals perpetrating or attempting to perpetrate terrorist actions or who take part in or facilitate such acts, entities owned or directly or indirectly controlled by such individuals, as well as by individuals and entities acting on their behalf or under their command.

     Bradesco 85

Form 20-F

Change of independent accounting firm

Under Brazilian regulations, all financial institutions must:

•      be audited by an independent accounting firm; and

•      the specialist in charge, officer, manager or audit team supervisor must be periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

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

For additional information on the auditors of the consolidated financial statements included in this annual report see Item 16.C “Principal Accountant Fees and Services” and Item 16.F “Change in Registrant´s Certifying Accountant”.

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

Pursuant to this regulation, financial institutions having reference equity of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third party deposits of over R$5.0 billion are also required to create an audit committee consisting of independent members. The number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions' bylaws. Our Audit Committee has been fully operational since July 1, 2004. The Audit Committee is responsible for recommending to management which independent accounting firm to engage, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other matters. Our bylaws were revised in December 2003 to stipulate the existence of an audit committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. In October 2006, the CMN enacted stricter requirements to be followed by the members of the Board of Directors. See "Item 16.D. Exemptions from filing requirements for Audit Committees."

As of July 1, 2004, we are required to publish a semi-annual audit committee report together with our financial statements. Our Audit Committee's first report was issued together with our financial statements for the second half of 2004.

86   Form 20-F – December 2011

Form 20-F

In July 2007, the CVM enacted a rule requiring publicly held companies to adopt as of the fiscal year ended in 2010 international accounting standards, pursuant to rules issued by the IASB. Due to this rule, our financial statements are prepared and disclosed in accordance with IFRS. A similar rule was issued by the CMN in September 2009 specifically for financial institutions, according to which consolidated financial statements must include the opinion of an independent auditing firm on the compliance of such statements with the pronouncements issued by the IASB. Pursuant to Circular No. 3,472/09, financial statements must be published within ninety days of December 31 of the corresponding fiscal year and be prepared by the parent company of the group of consolidated entities.

With regard to interim consolidated financial statements, the Central Bank issued, in May 2010, a resolution determining that financial institutions organized as corporations (sociedades anônimas), or required to set up auditing committees and publish their consolidated interim financial statements, must follow rules (pronouncements) issued by the IASB, and must be translated into Portuguese by a Brazilian entity certified by the International Accounting Standards Committee Foundation (IASC Foundation).

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

Regulation of operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, London, Buenos Aires, Tokyo, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank supervises Brazilian financial institutions' foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries activities’ should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In all cases, we are subject to supervision by local authorities.

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

In addition to the limitations specified in each financial investment fund's bylaws, they may not:

•      invest more than ten per cent (10.0%) of their net assets in securities of a single issuer, if that issuer is (i) a publicly-held non-financial institution, or (ii) a federal, state, or municipal entity or (iii) another investment fund, except for equity funds;

•      more than twenty percent (20.0%) of their net assets in securities issued by the same financial institution (including the fund administrator);

•      invest more than five percent (5.0%) of their net assets if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank; and

     Bradesco 87

Form 20-F

•      in the case of investment funds or fixed-income and multimarket participation funds, more than ten percent (10.0%) of their net assets in real estate investment funds, receivables investment funds or credit rights participation funds.

There are no limits when the issuer is the federal government. For the purposes of these limits, the same issuer means the parent company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

Depending on the composition of their assets, investment funds and funds of funds are classified as follows:

•      Short-term funds – These funds invest exclusively in public, federal or private bonds pegged to the SELIC rate or another interest rate, or to price indices, and have a maximum maturity of 375 days and an average portfolio period of less than 60 days. Short-term funds may use derivatives only to hedge their portfolios and may enter into repo agreements backed by federal government bonds;

•      Referenced funds – their name must state their benchmark indicator on which the financial asset structure of their portfolio is based (1) at least 80.0% of their net assets, separately or together, must be invested in (a) bonds issued by the Brazilian National Treasury and/or the Central Bank or (b) fixed-income securities from low credit-risk issuers; (2) they stipulate that at least 95.0% of their portfolio must be composed of financial assets that directly or indirectly track the variation of a specified performance indicator (benchmark); and (3) they may use derivatives only for hedging cash positions, limited to the amount of the latter;

•      Fixed-income funds – These funds have at least 80.0% of their asset portfolios directly related to fixed-income assets or synthesized through derivatives;

•      Equity funds – These funds have at least 67.0% of their portfolio invested in shares listed and traded on exchange or in organized over the counter markets;

•      Forex funds – These funds have at least 80.0% of their portfolio invested in derivatives or other funds comprised of derivatives which hedge foreign currency prices;

•      Foreign-debt funds – These funds have at least 80.0% of their net assets invested in Brazilian foreign-debt bonds issued by the federal government, and the remaining 20.0% in other debt securities transacted in the international market; and

•      Money market funds – These funds must have an investment policy that involves several risk factors, without a commitment to concentration in any particular factor or in factors differing from the other classes stipulated in the classifications of the funds listed above.

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

88   Form 20-F – December 2011

Form 20-F

Broker and dealer firms may not:

•      with few exceptions, execute transactions that may be characterized as the granting loans to their customers, including the assignment of rights;

•      collect commissions from their customers related to transactions of securities during the primary distribution;

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

Insurance regulation

Brazilian insurance business is regulated by Decree Law No. 73/66, as amended, which created two regulatory agencies, the National Private Insurance Council, or "CNSP," and SUSEP. SUSEP is responsible for implementing and overseeing CNSP's policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may subscribe policies only through qualified brokers.

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

Insurance companies may not, among other activities:

•      act as financial institutions by lending or providing guarantees;

•      trade in securities (subject to exceptions); or

•      invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements consolidated by SUSEP Resolution No. 227/10.

In January, 2007, Complementary Law No. 126/07 created a new policy for reinsurance (whereby underwriters obtain secondary insurance for the risks that they are insuring), retrocession and intermediation in Brazil. In practical terms, this law ended IRB's monopoly in reinsurance and retrocession with regulatory duties and activities originally attributed to IRB transferred to CNSP and SUSEP.

     Bradesco 89

Form 20-F

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

•      prior conditions for admission to a plan;

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

90   Form 20-F – December 2011

Form 20-F

Open pension plans and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 1, 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. For more information, see "Regulation and Supervision-Asset Management Regulation."

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

Taxation

IOF (Tax on Financial Transactions)

Tax on Financial Transactions (Imposto Sobre Operações Financeiras, or IOF) is a tax on loans and advances, foreign exchange transactions, insurance and trading in securities. The Minister of Finance sets the rate of the IOF subject to a 25.0% ceiling. Although the taxpayer is the one conducting the financial transaction subject to taxation, the tax is collected by the financial institution involved.

The IOF is levied on the following main types of transactions: (i) foreign exchange transactions; (ii) bonds and securities transactions; (iii) loan transactions; and (iv) insurance transactions.

IOF on foreign exchange transactions

IOF may be levied on a variety of forex transactions, including the conversion of Brazilian currency into any foreign currency for the payment of dividends and repatriation of capital invested in our ADSs and common shares ADSs. The general IOF rate on forex transactions is 0.38%, but 0% on forex transactions of an interbank nature or for the payment of dividends and interest on equity to foreign investors. The IOF is also 0% for converting incoming funds or funds leaving the country since October 2008 in the form of foreign borrowing or financing.

Since March 12, 2012, the tax rate on forex transactions settled by foreign investors' funds entering Brazil, including those doing so through simultaneous transactions related to foreign loans subject to registration with the Central Bank, is 6% for currency loans for repayment within an average of 1800 days, including both direct loans and those related to the issue of bonds in the international markets. If the repayment term of the loan is higher than 1800 days the IOF rate is reduced to 0%.

As of October 19, 2010, the IOF rate on forex transactions for foreign investors in the Brazilian financial and capital markets was raised from 2% to 6%.. The return to abroad of the investment is also subject to 0% of IOF. There are several exceptions of the general rate of 6% above-mentioned, in which the IOF rate is 0%:

(i)	transfer of external resources for application in Brazil in equities on the stock exchange or futures and commodities exchange, except for derivative transactions that result in predetermined returns;
(ii)

entry of funds in Brazil for acquisition of shares in public offerings registered or exempt from registration by CVM or for subscription of shares, provided that, in both cases, the issuing companies must be registered for trading of shares on stock exchanges;

     Bradesco 91

Form 20-F

(iii)	entry of funds in Brazil for acquisition of shares in equity funds, venture capital funds and investment funds in shares of these funds, established as authorized by CVM;
(iv)

settlement of simultaneous foreign exchange transactions, contracted as of January 1, 2011, for the purpose of funds entering due to cancellation of depositary receipts, for investment in shares traded on exchange;

(v)

settlement of simultaneous foreign exchange transactions, contracted as of January 1, 2011, for funds entering Brazil arising from altered arrangements for foreign investors, direct investment, investment in shares traded on exchanges;

(vi)	settlement of foreign exchange transactions contracted by foreign investors for the acquisition of bond or securities issued in accordance with Articles 1 and 3 of Law No. 12,431 of June 24, 2011;
(vii)

settlement of exchange transactions contracted by foreign investors, including through simultaneous transactions, related to foreign transfers of funds for application in Brazil in certificate deposit of securities, named Brazilian Depositary Receipts - BDR, as regulated by CVM.

In March 2011, Decree No. 7,454/11 increased the tax rate on currency exchange transactions from2.38% to 6.38% for payments made by credit card administrators or commercial or multiple banks acting as card issuers, when such amounts arise from purchase of goods and services from abroad made by their cardholders.

The IOF tax rate is 0% for foreign exchange rate transactions related to revenues entering Brazil from exports of goods and services.

IOF on bonds or securities transactions

IOF tax may also be charged on issues of securities, including transactions on Brazilian stock, futures or commodities exchanges. The IOF rate levied on common or preferred share transactions in general is currently 0%. The Minister of Finance, however, has the legal authority to raise the rate to a maximum of 1.5% per day of the amount of taxable transactions during the period in which the investor holds securities, but only to the extent of gains made on the transaction, and not retrospectively.

In November 2009, the Brazilian government made use of this prerogative to raise the IOF rate from 0% to 1.5% on transactions assigning shares of any type (including preferred shares) traded on a stock exchange in Brazil, with the specific purpose of backing an ADS issue.

On September 16, 2011, IOF started to levy on transactions involving derivative contracts. The tax rate is 1% on the notional amount, adjusted in the acquisition, sale or maturity of financial derivative contract entered in Brazil that, individually, results in increase of the sold foreign exchange exposure or reduction of the purchased foreign exchange exposure.

The legislation allows some deductions from the calculation basis, such as: (i) the sum of the notional value adjusted in the acquisition, sale or maturity of financial derivative contracts entered in Brazil, on the day, and that, individually, results in increase of the purchased foreign exchange exposure or reduction of the sold foreign exchange exposure, (ii) the adjusted net foreign exchange exposure purchased, obtained on the previous business day, and (iii) the reduction of the net foreign exchange exposure sold and the increase of the net foreign exchange exposure purchased compared to the previous business day, not resulting from acquisitions, sales or maturities of financial derivatives contracts.

The new legislation also establishes several specific concepts related to the levy of IOF on derivative contracts. One is the concept of "notional value set", which corresponds to the reference value of the contract - notional value - multiplied by the price change of the derivative compared to the price change of foreign currency, noting that in the case of acquisition, sale or partially maturity, the adjusted notional amount will be calculated proportionately.

IOF is also charged on gains from transactions with terms of up to 30 days for sale, assignment, repurchase or renewal of fixed-income securities such as redemption of shares in financial investment funds, equity funds or investment clubs. For more information on financial investment funds and equity funds, see "Regulation and Supervision - Asset management regulation." The maximum rate of IOF payable in such cases is 1.0% per day and decreases with the duration of the transactions, reaching zero for transactions with maturities of at least 30 days, except that the rate is currently 0% for the following types of transactions:

• transactions carried out by financial institutions and other institutions authorized by the Central Bank as principals;

• portfolio transactions carried out by mutual funds or investment clubs;

• transactions in equity markets, including stock, futures and commodities exchanges and similar entities;

• redemptions of shares in equity funds, noting that in case the investor redeems the shares before completing the grace period for credit income, the rate is 0.5% per day over the surrender value of shares in equity funds;

• with Certificate of Agribusiness Credit Rights - CDCA, with Letter of Agribusiness Credit - LCA, and with Certificate of Agribusiness Receivables - CRA, established by article 23 of Law 11,076 from December 30, 2004; and

• with debentures pursuant to article 52 of Law No. 6404 from December 15, 1976, with Real Estate Receivables Certificates mentioned in article 6 of Law No. 9,514 from November 20, 1997, and with Financial Letters mentioned in article 37 of Law No. 12,249 from June 11, 2010.

92   Form 20-F – December 2011

Form 20-F

IOF on loans transactions

IOF is levied on all types of domestic loans, including overdrafts, at a daily rate of 0.0041% applicable to legal entities. For individual taxpayers, the daily rate is 0.0068% since December 2011. This IOF rate will be charged on principal available to borrowers, but for cases in which the amount of principal is not predetermined, in addition to the IOF levied on principal, there will be additional IOF at the same rate levied on interest and other charges, so that the calculation base will comprise the sum of daily outstanding debt balances reckoned on the last day of each month. In cases in which the IOF calculation base is not the sum of outstanding debt balances, IOF shall not exceed the amount resulting from applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment. In any case, IOF is subject to a maximum daily rate of 1.5% on the amount loaned. Furthermore, since January 2008, loans and advances have been subject to IOF in the form of an additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity.

IOF on insurance transactions

IOF tax is levied on insurance transactions at a rate of:

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

•      2.38% private health insurance business; and

•      7.38% of premiums paid, in the case of other segments of insurance.

     Bradesco 93

Form 20-F

Income and social contribution taxes on profits

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

For further information on our income tax expense, see Note 17 to our consolidated financial statements in "Item 18. Financial Statements."

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

Since payment of dividends is not tax deductible for the corporation distributing them, Brazilian legislation allows an alternative means of remunerating shareholders in the form of "interest on equity" which may be deducted from taxable income. This deduction is limited to the product of (i) the pro rata die variation of the long-term interest rate announced by the Brazilian government, known as the "TJLP," times (ii) the corporation's equity calculated in accordance with accounting practices adopted in Brazil, not exceeding:

•      50.0% of net income (before the above distribution and any deductions for income taxes) for the year in respect of which the payment is made, in accordance with accounting practices adopted in Brazil; or

•      50.0% of retained earnings for the year prior to the year in which payment is made, in accordance with generally accepted accounting principles in Brazil.

Distributions of interest on equity paid to holders of shares, including payments to the depositary bank in respect of shares underlying ADSs or common shares ADSs, are subject to Brazilian withholding tax at a rate of 15.0%, except for payments to: (i) persons exempt and immune from tax in Brazil or (ii) persons situated in tax havens in which case, payments are subject to income tax at a rate of 25.0%. For more information on the taxation of interest on equity, see "Item 10.E. Taxation-Brazilian tax considerations-Distributions of interest on equity"

Tax losses of Brazilian companies accrued in prior years may offset income from future years up to 30.0% of annual taxable income.

Gains realized by persons resident in Brazil on any disposition of common or preferred shares in Brazilian stock exchanges or similar markets are generally taxed at the following rates:

•      20.0% if the transaction is "day-trade" on a stock exchange; or

•      15.0% for all other transactions.

In addition, persons resident in Brazil who trade on exchange, or in commodities, futures or similar markets, except for day-trades, are subject to a withholding income tax of 0.005% as follows:

•      in the futures market, the sum of the daily adjustments, if positive, determined when closing out the position, in advance or on settlement date;

•      in the options market, the result, if positive, of the sum of the premiums paid and received on the same day;

94   Form 20-F – December 2011

Form 20-F

•      for forward contracts, which provide for delivery of assets on a set date, the difference, if positive, between the forward price and cash price on delivery date;

•      with respect to forward contracts for financial settlement, the settlement amount as specified by the contract; and

•      for the spot market, the sale value of shares, gold, financial assets or other securities traded therein.

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

Brazilian residents day-trading on stock, commodities or futures exchanges, or similar markets, are also subject to an additional withholding tax similar to the described above, but the rate is 1%. This tax may also be (i) deducted from the income tax levied on net monthly profit or (ii) offset with income tax due in following months (if there is any withheld tax accounted for in the balance).

Gains on disposition of shares in Brazil by investors who reside in a jurisdiction deemed to be a "tax haven" under Brazilian law (any country that (i) does not charge income tax, (ii) charges income tax at a rate of less than 20.0% or (iii) a country whose corporate law opposes confidentiality on ownership of corporate entities) are subject to the same rates applicable to holders resident in Brazil, as previously described.

Gains obtained on disposition of shares in Brazil by holders who are resident overseas, in a country that, according to Brazilian laws, is not deemed a tax haven, are exempted from Brazilian tax if:

•      proceeds obtained from the disposition of shares were remitted from Brazil within five business days of the cancellation of the ADSs or common share ADSs, which were represented by the shares sold; or

•      the foreign investment in shares is registered with the Central Bank pursuant to CMN Resolution No. 2,689/00.

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

     Bradesco 95

Form 20-F

In June 2010, legislation introduced thin capitalization rules, and limited deduction for interest paid or credited by a Brazilian company to (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying, and (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime.

In cases where the creditor is a related party domiciled abroad and holds an equity interest in the Brazilian company making a payment, debt may not exceed the equivalent to twice such shareholders' interest in the total equity of the Brazilian company. In case of a related party with no shareholding interest, the limit will be equivalent to twice the total equity of the Brazilian company resident in Brazil. If there is more than one creditor, total debt owed foreign companies may not exceed the equivalent of twice the total value of the interests of all the related parties in the equity of the company resident in Brazil. If the debt is exclusively related to foreign companies that have no ownership interest in the Brazilian company, the overall limit is twice the equity of the Brazilian company. If the creditor is domiciled in a low tax jurisdiction the debt amount may not exceed 30.0% of the equity of the Brazilian company. Any amounts exceeding the limits above such limit may not be deducted for purposes of withholding income and social contributions taxes.

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

In November 2010, the Brazilian tax authorities issued a normative instruction altering the tax treatment applicable to variation in the monetary value of taxpayers' credit rights and obligations due to varying exchange rates. Under this new instrument, as of calendar year 2011, election of tax regime for taxation of exchange-rate variations (i) may only be exercised in January of each calendar year and (ii) may only be altered during the fiscal year if there is "material variation in the exchange rate," as published by a Finance Ministry directive.

PIS and COFINS

Two federal taxes are imposed on the gross revenues of corporate entities: PIS and COFINS. Nonetheless, many revenues, such as dividends, equity earnings from unconsolidated companies, revenues from the sale of fixed assets and export revenues paid in foreign currency are not included in the calculation base for PIS and COFINS. Revenues earned by corporations domiciled in Brazil are subject to PIS and COFINS taxes corresponding to interest on equity.

Brazilian legislation authorizes certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

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

As of August 2004, PIS and COFINS rates were eliminated for financial income earned by companies subject to the non-cumulative applicability of these taxes. However, taxes changed on payments of interest on equity were maintained.

Certain economic activities are expressly excluded from the non-cumulative collection system of PIS and COFINS. Financial institutions remain subject to PIS and COFINS according to the "cumulative" method, which does not allow any credits to be discounted.

PIS is charged based on the total revenue generated by entities and is charged at a rate of 0.65% in the case of financial and similar institutions.

Before February, 1999, we were not a COFINS taxpayer. In February, 1999, COFINS was imposed on our gross revenues at a rate of 3.0%. After September, 2003, this tax rate was increased to 4.0% for financial and similar institutions. The calculation base for COFINS is the same as that for PIS.

In July 2010, the Brazilian tax authorities introduced digital tax records for PIS and COFINS taxes. Under the new rule, financial and similar institutions must keep digital records for PIS and COFINS taxes relating to taxable events occurring as of January, 2012.

96   Form 20-F – December 2011

Form 20-F

Selected Statistical Information

Selected statistical data shown in this section for the years ended December 31, 2011, 2010 and 2009 are from our consolidated financial statements prepared under IFRS. The selected statistical data in this section for the years ended December 31, 2008 and 2007 are from our consolidated financial statements prepared in accordance with U.S. GAAP and not shown in this annual report. The tables of selected statistical data show "Based on IFRS" if taken from our IFRS consolidated financial statements or "Based on U.S. GAAP" if taken from our U.S. GAAP consolidated financial statements. To the extent that certain data (for the years ended December 31, 2008 and 2007) were prepared under U.S. GAAP whereas other data (for the years ended December 31, 2011, 2010 and 2009) were prepared under IFRS, the above data are not directly comparable. In addition, information included under IFRS is presented in thousands of reais and information included under U.S. GAAP is presented in millions of reais  which is the format under which we presented U.S. GAAP information in annual reports filed in prior years. Unless otherwise stated and except for U.S. GAAP information, the data in this annual report is presented in thousands of reais .

We have included the following information for analytical purposes. You should read this information (for the years ended December 31, 2011, 2010 and 2009) in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements in "Item 18. Financial Statements."

     Bradesco 97

Form 20-F

Average balance sheet and interest rate data

The following tables present the average balances of our interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense or similar amounts and the average real yield/rate for each period. We calculated the average balances using the month-end book balances, which include the related allocated interest.

We do not show interest income on a tax-equivalent basis, as Brazilian tax law does not currently provide for tax exemptions for interest earned on investment securities.

Interest-earning assets

December 31,	R$ in thousands, except %
	2011			2010			2009
	Average balance	Interest and similar income	Average yield/ interest	Average balance	Interest and similar income	Average yield/ interest	Average balance	Interest and similar income	Average yield/ interest
Interest‑earning assets
Financial assets held for trading	87,326,233	9,076,069	10.4%	62,407,194	6,398,665	10.3%	64,053,338	7,335,837	11.5%
Financial assets available for sale	33,549,814	3,373,070	10.1%	34,888,119	3,342,997	9.6%	32,879,788	3,161,328	9.6%
Investments held to maturity	4,510,835	360,835	8.0%	3,778,920	438,485	11.6%	3,926,680	438,812	11.2%
Assets pledged as collateral	75,623,917	8,744,459	11.6%	70,498,746	6,862,222	9.7%	52,190,117	4,561,679	8.7%
Loans and advances to banks	75,900,028	9,194,044	12.1%	64,545,465	6,059,777	9.4%	64,001,712	5,096,837	8.0%
Loans and advances to customers	234,942,522	45,465,684	19.4%	194,680,442	37,765,023	19.4%	170,608,470	34,000,722	19.9%
Other interest‑earning assets
Central Bank compulsory deposits	59,239,456	6,112,337	10.3%	32,553,623	2,869,307	8.8%	8,015,947	534,676	6.7%
Other assets	518,296	40,774	7.9%	494,975	35,707	7.2%	474,363	35,338	7.4%
Total interest‑earning assets	571,611,101	82,367,272	14.4%	463,847,484	63,772,183	13.7%	396,150,415	55,165,229	13.9%
Non‑interest‑earning assets
Cash and balances with banks	10,461,969	-	-	8,537,607	-	-	8,200,826	-	-
Central Bank compulsory deposits	8,348,788	-	-	9,128,771	-	-	7,355,326	-	-
Financial assets available for sale (shares)	4,162,389	-	-	3,866,314	-	-	3,239,120	-	-
Non‑performing loans and advances to customers (1)	8,001,549	-	-	7,020,334	-	-	6,590,432	-	-
Impairment of loans and advances	(17,719,137)	-	-	(16,008,981)	-	-	(13,409,497)	-	-
Investments in associated companies and other investments	1,816,492	-	-	1,624,643	-	-	978,932	-	-
Property and equipment	3,641,555	-	-	3,256,587	-	-	3,172,824	-	-
Intangible assets and goodwill	6,484,479	-	-	5,325,287	-	-	3,839,440	-	-
Current and deferred income tax	22,888,181	-	-	18,880,673	-	-	16,928,119	-	-
Other assets	33,099,966	-	-	33,295,759	-	-	40,685,777	-	-
Total non‑interest‑earning assets	81,186,231	-	-	74,926,994	-	-	77,581,299	-	-
Total assets	652,797,332	82,367,272	12.6%	538,774,478	63,772,183	11.8%	473,731,714	55,165,229	11.6%
(1) Overdue by more than 60 days.

98   Form 20-F – December 2011

Form 20-F

Interest-bearing liabilities

December 31,	R$ in thousands, except %
	2011			2010			2009
	Average balance	Interest and similar expense	Average yield/ interest	Average balance	Interest and similar expense	Average yield/ interest	Average balance	Interest and similar expense	Average yield/ interest
Interest‑bearing liabilities
Interbank deposits	360,575	46,693	12.9%	516,805	38,521	7.5%	593,677	63,381	10.7%
Savings deposits	55,515,889	3,754,755	6.8%	47,792,922	2,964,110	6.2%	39,349,069	2,449,921	6.2%
Time deposits	122,328,948	11,198,180	9.2%	95,818,484	8,329,374	8.7%	99,119,118	8,962,897	9.0%
Funding in the open market	128,494,578	13,996,866	10.9%	106,591,802	9,981,262	9.4%	80,746,939	7,570,414	9.4%
Borrowings and onlendings	44,962,370	5,775,844	12.8%	33,869,850	851,093	2.5%	29,061,740	1,308,893	4.5%
Funds from securities issued	28,260,014	2,490,536	8.8%	11,501,257	730,443	6.4%	7,894,818	754,943	9.6%
Subordinated debt	25,335,543	2,787,681	11.0%	24,410,454	2,022,578	8.3%	21,113,340	1,735,641	8.2%
Insurance technical provisions and pension plans	89,762,154	6,705,431	7.5%	76,641,029	6,083,511	7.9%	66,354,013	5,128,627	7.7%
Total interest-bearing liabilities	495,020,071	46,755,986	9.4%	397,142,603	31,000,892	7.8%	344,232,714	27,974,717	8.1%
Non-interest-bearing liabilities
Demand deposits	32,538,699	-	-	32,911,742	-	-	27,227,386	-	-
Other non‑interest‑bearing liabilities	72,605,080	-	-	63,819,402	-	-	64,163,103	-	-
Total non‑interest‑bearing liabilities	105,143,779	-	-	96,731,144	-	-	91,390,489	-	-
Total liabilities	600,163,850	46,755,986	7.8%	493,873,747	31,000,892	6.3%	435,623,203	27,974,717	6.4%
Equity attributable to controlling shareholders	52,424,391	-	-	44,535,636	-	-	37,804,140	-	-
Non-controlling interest	209,091	-	-	365,095	-	-	304,371	-	-
Total liabilities and equity	652,797,332	46,755,986	7.2%	538,774,478	31,000,892	5.8%	473,731,714	27,974,717	5.9%

     Bradesco 99

Form 20-F

Changes in interest and similar income and expenses - volume and rate analysis

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

December 31,	R$ in thousands
	2011/2010			2010/2009
	Increase/(decrease) due to changes in
	Average volume	Average yield/rate	Net change	Average volume	Average yield/rate	Net change
Interest‑earning assets
Financial assets held for trading	2,588,751	88,653	2,677,404	(184,637)	(752,535)	(937,172)
Financial assets available for sale	(131,002)	161,075	30,073	192,474	(10,805)	181,669
Investments held to maturity	74,796	(152,446)	(77,650)	(16,826)	16,499	(327)
Assets pledged as collateral	525,026	1,357,211	1,882,237	1,737,630	562,913	2,300,543
Loans and advances to banks	1,182,771	1,951,496	3,134,267	43,654	919,286	962,940
Loans and advances to customers	7,791,666	(91,005)	7,700,661	4,689,871	(925,570)	3,764,301
Central Bank compulsory deposits	2,684,305	558,725	3,243,030	2,112,784	221,847	2,334,631
Other assets	1,734	3,333	5,067	1,507	(1,138)	369
Total interest‑earning assets	14,718,047	3,877,042	18,595,089	8,576,457	30,497	8,606,954
Interest‑bearing liabilities
Interbank deposits	(14,142)	22,314	8,172	(7,463)	(17,397)	(24,860)
Savings deposits	506,767	283,878	790,645	523,723	(9,534)	514,189
Time deposits	2,407,129	461,677	2,868,806	(293,121)	(340,402)	(633,523)
Funding in the open market	2,237,582	1,778,022	4,015,604	2,420,126	(9,278)	2,410,848
Borrowings and onlendings	363,290	4,561,461	4,924,751	190,479	(648,279)	(457,800)
Funds from securities issued	1,390,238	369,855	1,760,093	278,118	(302,618)	(24,500)
Subordinated debt	79,254	685,849	765,103	273,085	13,852	286,937
Insurance technical provisions and pension plans	995,875	(373,955)	621,920	813,371	141,513	954,884
Total interest‑bearing liabilities	7,965,993	7,789,101	15,755,094	4,198,318	(1,172,143)	3,026,175

Net interest margin and spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest margin with net interest spread for the periods indicated:

December 31,	R$ in thousands, except %
	2011	2010	2009
Average balance of interest‑earning assets	571,611,101	463,847,484	396,150,415
Average balance of interest‑bearing liabilities	495,020,071	397,142,603	344,232,714
Net interest income (1)	35,611,286	32,771,291	27,190,512
Interest rate on the average balance of interest‑earning assets	14.4%	13.7%	13.9%
Interest rate on the average balance of interest‑bearing liabilities	9.4%	7.8%	8.1%
Net yield on interest‑earning assets (2)	5.0%	5.9%	5.8%
Net interest margin (3)	6.2%	7.1%	6.9%
(1) Total interest income less total interest expenses;
(2) Difference between the yield on the rates of the average interest earning assets and the rate of the average interest bearing liabilities; and
(3) Net interest income divided by average interest earning assets.

100   Form 20-F – December 2011

Form 20-F

Return on equity and assets

The table below shows selected financial indices for the periods indicated:

December 31,	R$ in thousands, except % and per share information
	2011	2010	2009
Net income attributable to controlling shareholders	10,958,054	9,939,575	8,283,007
Average total assets	652,797,332	538,774,478	473,731,714
Average equity attributable to controlling shareholders	52,424,391	44,535,636	37,804,140
Net income attributable to controlling shareholders as a percentage of average total assets	1.7%	1.8%	1.7%
Net income attributable to controlling shareholders as a percentage of average equity attributable to controlling shareholders	20.9%	22.3%	21.9%
Equity attributable to controlling shareholders as a percentage of average total assets	8.0%	8.3%	8.0%
Dividends payout ratio per class of shares (1)	0.34	0.34	0.34
(1) Total declared dividends per share divided by net income attributable to controlling shareholders.

Financial assets held for trading, available for sale, investments held to maturity and assets pledged as collateral

The following tables show our portfolio of securities received under resale agreements, our trading assets, available for sale securities and investments held to maturity as of the dates indicated. The amounts below exclude our investments in associated companies. For additional information on our investments in associated companies and other investments, see Note 27 to our consolidated financial statements included in "Item 18. Financial Statements." The amounts also exclude our compulsory deposits held in Brazilian government securities, as required by the Central Bank. For more information on our compulsory deposits, see Note 19 to our consolidated financial statements included in "Item 18. Financial Statements." We state our financial assets held for trading and available for sale at market value. See Notes 2(e), 20, 21 and 22 to our consolidated financial statements included in “Item 18. Financial Statements,” for more details of our treatment of securities received under resale agreements, financial assets held for trading, available for sale and investments held to maturity.

     Bradesco 101

Form 20-F

Gross losses of our marketable equity securities portfolio

Our marketable equity securities portfolio is composed of approximately 84.5% of shares of tradable companies (mainly blue chips) traded in the Brazilian market, of which 54.4% are used as guarantees of our long term technical provisions for insurance activities, 45.6% are related to our treasury business, and the remaining 15.5% are related to strategic foreign investments, which we have held for over 10 years, and are traded in foreign currency in markets other than Brazil.

During 2011, we applied our policy for impairment test described in note 2.e.viii.b and realized other than temporary losses for available for sales assets in the amount of R$ 515 thousand in 2011 (2010 – R$429 thousand and 2009 – R$24,726 thousand), and for the rest of portfolio, we did not incur relevant and prolonged situations of losses, and no specific deterioration situation was identified.

During 2011, the São Paulo Stock Exchange Index, where the majority of our shares are traded, experienced a loss of 18.1% (with the index reaching approximately 56,000 points). From March 31, 2011 through December 31, 2011, this index experienced a loss of 17.3%. In 2012, until March 30, the São Paulo Stock Exchange Index increased by 14.3% (with the index achieving around 65,000 points).

In 2011, except for Brazilian government bonds, we had no securities from any other issuer that, in the aggregate, accounted for more than 10% of our equity.

December 31,	R$ in thousands, except %
	2011	2010	2009
Financial assets held for trading
Brazilian government securities	53,506,040	45,614,460	35,446,211
Corporate debt and marketable equity securities	24,451,335	21,008,435	8,766,550
Bank debt securities	10,823,463	4,784,402	5,011,529
Mutual funds	6,791,968	2,075,468	3,768,978
Derivative financial instruments	955,912	1,650,708	1,369,967
Foreign government securities	50,092	71,004	82,021
Brazilian sovereign bonds	18,267	29,714	35,278
Total financial assets held for trading	96,597,077	75,234,191	54,480,534
Financial assets held for trading as a percentage of total assets	13.4%	12.5%	11.1%
Financial assets available for sale
Brazilian government securities	31,334,589	30,910,312	32,694,776
Corporate debt securities	7,450,073	4,175,012	4,362,803
Marketable equity securities	4,956,547	4,964,127	4,184,416
Bank debt securities	1,482,865	116,270	1,203,066
Brazilian sovereign bonds	24,324	13,423	1,471,611
Foreign government securities	-	-	129,744
Total financial assets available for sale	45,248,398	40,179,144	44,046,416
Financial assets available for sale as a percentage of total assets	6.3%	6.7%	9.0%
Investments held to maturity
Brazilian government securities	3,490,502	3,282,968	2,951,283
Brazilian sovereign bonds	620,485	5,617	855,603
Foreign government securities	-	105,722	76,093
Total investments held to maturity	4,110,987	3,394,307	3,882,979
Investments held to maturity as a percentage of total assets	0.6%	0.6%	0.8%

102   Form 20-F – December 2011

Form 20-F

The following table shows our assets pledged as collateral as of the dates indicated. For additional information about our assets pledged as collateral, see Note 23 to our consolidated financial statements included in "Item 18. Financial Statements."

December 31, 2011	in thousands of R$, except percentages
	2011	2010	2009
Financial assets held for trading
Brazilian government securities	59,224,886	14,482,842	5,845,902
Total of financial assets held for trading	59,224,886	14,482,842	5,845,902
Financial assets held for trading as a percentage of total assets	8.2%	2.4%	1.2%
Financial assets available for sale
Brazilian government securities	3,465,119	30,737,679	2,615,145
Brazilian sovereign bonds	791,212	706,607	-
Corporate debt securities	1,913,034	2,301,906	487,171
Bank debt securities	532,758	386,974	-
Total of financial assets available for sale	6,702,123	34,133,166	3,102,316
Financial assets available for sale as a percentage of total assets	0.9%	5.7%	0.5%
Investments held to maturity
Brazilian sovereign bonds	292,531	809,252	-
Total of investments held to maturity	292,531	809,252	-
Investments held to maturity as a percentage of total assets	0.1%	0.1%	-
Loans and advances to banks
Interbank investments	30,902,540	30,275,352	51,124,435
Total of Loans and advances to banks	30,902,540	30,275,352	51,124,435
Loans and advances to banks as a percentage of total assets	4.3%	5.0%	10.4%

     Bradesco 103

Form 20-F

Maturity distribution

The following table shows maturity dates and weighted average yield as of December 31, 2011, for our securities received under resale agreements, financial assets held for trading, financial assets available for sale and investments held to maturity.

As of December 31, 2011, we held no tax-exempt securities in our portfolio.

	in thousands of R$, except percentages
	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		No stated maturity		Total
	Average yield		Average yield		Average yield		Average yield		Average yield		Average yield
Financial assets held for trading
Brazilian government securities	35,004,656	11.0%	15,567,746	11.0%	2,802,029	7.6%	131,609	6.5%	-	-	53,506,040	10.8%
Brazilian sovereign bonds	18,267	8.5%	-	-	-	-	-	-	-	-	18,267	8.5%
Foreign government securities	50,092	3.9%	-	-	-	-	-	-	-	-	50,092	3.9%
Corporate debt and marketable equity securities (1)	2,581,461	11.5%	9,573,130	11.1%	8,908,103	9.2%	735,222	6.4%	2,653,419	-	24,451,335	11.4%
Bank debt securities	3,015,854	11.0%	7,578,712	8.0%	228,897	9.1%	-	-	-	-	10,823,463	8.0%
Mutual funds (2)	-	-	-	-	-	-	-	-	6,791,968	-	6,791,968	-
Derivative financial instruments	797,106	-	81,903	-	76,313	-	590	-	-	-	955,912	-
Total financial assets held for trading	41,467,436	-	32,801,491	-	12,015,342	-	867,421	-	9,445,387	-	96,597,077	-
Financial assets available for sale
Brazilian government securities	141,572	11.0%	1,309,384	11.0%	11,167,802	7.3%	18,804,149	11.0%	-	-	31,422,907	10.7%
Brazilian sovereign bonds	-	-	3,205	-	2,797	-	18,322	-	-	-	24,324	-
Corporate debt securities	297,863	8.6%	544,776	9.9%	4,011,689	8.9%	2,507,427	8.7%	-	-	7,361,755	8.7%
Bank debt securities	315,603	11.7%	740,475	9.2%	414,453	8.5%	12,334	6.9%	-	-	1,482,865	8.9%
Marketable equity securities (2)	-	-	-	-	-	-	-	-	4,956,547	-	4,956,547	-
Total financial assets available for sale	755,038	-	2,597,840	-	15,596,741	-	21,342,232	-	4,956,547	-	45,248,398	-
Investments held to maturity
Brazilian government securities	125,887	6.5%	207,426	6.5%	1,519,230	5.1%	1,637,959	5.1%	-	-	3,490,502	5.5%
Brazilian sovereign bonds	607,925	-	175	-	12,385	-	-		-	-	620,485	-
Total investments held to maturity	733,812	-	207,601	-	1,531,615	-	1,637,959	-	-	-	4,110,987	-
Overall Total	42,956,286	-	35,606,932	-	29,143,698	-	23,847,612	-	14,401,934	-	145,956,462	-
(1) For no stated maturity, it corresponds to marketable equity securities; and

(2) Investments in these assets are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable. These trading assets were excluded from the total yield computation.

Note: The figures above are not adjusted for exchange rate variation.

104   Form 20-F – December 2011

Form 20-F

The following table shows maturity dates and weighted average yield as of December 31, 2011, for our assets pledged as collateral.

December 31,	in thousands of R$, except percentages
	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		No stated maturity		Total
	Average yield		Average yield		Average yield		Average yield		Average yield		Average yield
Financial assets held for trading
Brazilian government securities	29,873,361	11.0%	23,261,986	11.0%	5,471,531	7.6%	618,008	6.5%	-	-	59,224,886	9.0%
Total of financial assets held for trading	29,873,361	-	23,261,986	-	5,471,531	-	618,008	-	-	-	59,224,886	-
Financial assets available for sale
Brazilian government securities	880,181	11.0%	2,363,297	11.0%	221,641	7.3%	-	-	-	-	3,465,119	10.1%
Brazilian sovereign bonds	-	-	241,122	10.5%	4,728	8.0%	545,362	8.7%	-	-	791,212	9.1%
Corporate debt securities	-	-	249,953	9.9%	1,647,051	10.8%	16,030	9.8%	-	-	1,913,034	10.1%
Bank debt securities	-	-	-	-	532,758	8.5%	-	-	-	-	532,758	8.5%
Total of financial assets available for sale	880,181	-	2,854,372	-	2,406,178	-	561,392	-	-	-	6,702,123	-
Investments held to maturity
Brazilian sovereign bonds	-	-	255,284	8.0%	37,247	8.0%	-	-	-	-	292,531	8.0%
Total of investments held to maturity	-	-	255,284	-	37,247	-	-	-	-	-	292,531	-
Loans and advances to banks
Interbank investments	30,902,540	11.0%	-	-	-	-	-	-	-	-	30,902,540	11.0%
Total of loans and advances to banks	30,902,540	-	-	-	-	-	-	-	-	-	30,902,540	-
Overall Total	61,656,082	-	26,371,642	-	7,914,956	-	1,179,400	-	-	-	97,122,080	-

     Bradesco 105

Form 20-F

The following table shows our securities portfolio by currency as of the dates indicated:

	In thousands of R$
	At fair value		Amortized cost	Total
	Financial assets held for trading	Financial assets available for sale	Investments held to maturity
December 31, 2011
Indexed to reais	94,604,101	43,254,727	3,490,502	141,349,330
Denominated in foreign currency (1)	1,992,976	1,993,671	620,485	4,607,132
December 31, 2010
Indexed to reais	72,992,407	39,488,298	3,388,689	115,869,394
Denominated in foreign currency (1)	2,241,784	690,846	5,618	2,938,248
December 31, 2009
Indexed to reais	52,270,333	40,319,603	3,028,376	95,618,312
Denominated in foreign currency (1)	2,910,201	3,726,813	855,603	7,492,617
(1) Predominantly U.S. dollars.

The following table shows our assets pledged as collateral by currency as of the dates indicated:

	R$ in thousands
	At fair value			Amortized cost	Total
	Financial assets held for trading	Financial assets available for sale	Loans and advances to banks	Investments held to maturity
December 31, 2011
Indexed to reais	59,224,886	3,465,119	30,902,540	-	93,592,545
Denominated in foreign currency (1)	-	3,237,004	-	292,531	3,529,535
December 31, 2010
Indexed to reais	14,482,842	30,737,679	30,275,351	-	75,495,872
Denominated in foreign currency (1)	-	3,395,486	-	809,252	4,204,738
December 31, 2009
Indexed to reais	5,845,902	2,615,145	51,124,435	-	59,585,482
Denominated in foreign currency (1)	-	487,171	-	-	487,171
(1) Predominantly U.S. dollars.

106   Form 20-F – December 2011

Form 20-F

Loans and advances to customers

The following table summarizes our outstanding loans and advances by category of transaction. Substantially all of our loans and advances are to borrowers domiciled in Brazil and are denominated in reais. The majority of our loans and advances are denominated in reais and indexed to fixed or variable interest rates. A smaller portion of them are denominated in, or indexed to, the U.S. dollar and subject to, fixed interest rates.

Based on IFRS:

December 31,	R$ in thousands
	2011	2010	2009
Type of loans and advances to customers
Working capital	49,461,882	39,996,835	30,031,028
BNDES/Finame onlendings	35,398,656	29,554,340	18,240,421
Vehicles - Direct Consumer Financing (CDC)	30,651,218	25,193,370	19,689,134
Personal credit	24,617,722	20,368,434	16,148,266
Credit cards	20,252,191	18,474,095	14,676,565
Export financing	20,504,778	16,659,872	16,786,285
Leasing	11,550,838	16,365,943	21,468,019
Housing loans	15,930,568	10,186,535	6,942,703
Rural loans	11,036,251	10,179,753	9,136,566
Guaranteed account	9,671,487	9,042,191	8,864,265
Import financing	5,072,822	3,834,498	3,483,516
Overdraft facilities	2,745,695	3,207,207	2,747,461
Insurance premiums receivable	2,472,923	2,048,186	2,357,544
Others	24,154,584	20,524,659	18,593,722
Total portfolio	263,521,615	225,635,918	189,165,495
Impairment of loans and advances	(17,646,666)	(15,355,736)	(14,925,145)
Net loans and advances to customers	245,874,949	210,280,182	174,240,350

Based on U.S. GAAP:

December 31,	R$ in millions
	2008	2007
Type of credit operations
Commercial
Industrial and others	62,216	44,380
Import financing	3,350	2,179
Export financing	24,130	15,342
Leasing	20,096	8,097
Construction	3,134	1,634
Individuals
Overdraft	2,409	1,881
Real estate	2,174	1,571
Financing (1)	34,325	38,791
Credit card	2,501	2,330
Rural credit	10,459	9,032
Foreign currency loans	2,769	2,529
Public sector	94	94
Non-performing loans	7,178	5,277
Total portfolio	174,835	133,137
Allowance for loan losses	(10,318)	(7,769)
Net loans	164,517	125,368
(1) Constituted primarily by loans for the acquisition of vehicles and direct consumer financing.

     Bradesco 107

Form 20-F

The types of loans and advances presented are as follows:

Working capital - line of credit to meet company cash requirements, finance operational cycle and honor commitments such as purchases of raw materials, goods, and other items;

BNDES/Finame onlendings - loans to finance production and acquisition of locally manufactured machinery and equipment;

Vehicles - CDC - this line of credit is directly linked to financing for the purchase of new and used vehicles;

Personal loans - credit for individuals;

Credit card - personal line of credit within pre-approved limits to cover overdrafts on deposit accounts;

Export financing -  advances for firms exporting through currency exchange contracts that are normally short- and medium-term loans structured by our units abroad;

Leasing - leasing contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers;

Housing loans - loans to individuals to acquire own homes that are usually long-term and mortgage loans to construction companies;

Rural credit -  line of credit for farmers and agricultural cooperatives, funds to cover current costs, investment and marketing of agricultural products; and

Impairment of loans and advances - impairment of loans and advances represent management´s estimates of incurred losses in our portfolio of loans and advances. The assessment of this estimate is based on frequent revisions of individual loans and loans collectively assessed for impairment.

The Organization's criteria for segmenting clients for individual credit analysis purposes include those with transactions involving R$10 million or more, which is aligned with the Organization's evidence-based credit risk management process.

After this initial classification, customers are assessed as to whether one or more events indicate objective evidence of impairment. It may not be possible to identify a single event that caused impairment, in which case the combined effect of several events is noted. In addition, loss events may be specific, i.e. referring to only one customer, such as delay in making contractual payments, a debt rescheduling or insolvency event; or they may be collective events affecting a larger group of assets, such as unemployment, interest rates or exchange rates, or falling activity affecting one or more sectors of the economy.

For individually significant customers showing specific objective evidence, impairment will be estimated individually in light of expected future cash flow, including cash flows of collateral attached to the transactions.

For non-individually significant customers showing specific objective evidence, impairment will be estimated using models based on the Organization's historical experience.

Customers not showing specific objective evidence of impairment, both individually significant and non significant, are collectively assessed using the Organization's internal models based on collective parameters for observed losses and macroeconomic parameters for economic activity and delinquency.

Models used for collective assessment are Probability of Default, Loss Given Default, and Loss Identification Period factor.

Probability of Default (PD): states the probability of perceived default by the organization for the customer using an internal model. This risk parameter varies depending on the segment it belongs to: retail models are quantitative, while wholesale models are quantitative and qualitative (judgmental).

Loss Given Default (LGD): refers to the estimated percentage effectively lost after recovery attempts from breach of contract, defined in terms of percentage exposure.

Loss Identification Period (LIP): period between occurrence of collective loss event and its identification by the institution. This number, measured in months, allows losses incurred but not yet identified to be estimated to the delinquent transactions.

108   Form 20-F – December 2011

Form 20-F

Charge-offs on loans and advances to customers

Loans and advances are charged-off against the impairment when the loan is considered uncollectible or is considered permanently impaired. Loans and advances are charged off usually when they are between 180 and 360 days overdue. However, longer-term loans and advances, that have original terms greater than 36 months, are charged off when they are between 360 and 540 days overdue.

We generally carry overdue loans as non-performing loans before charging them off. Impairment of loans and advances related to any loans remains on our books until the loan is charged-off.

For more information on our categorization of loans, see "Regulation and Supervision-Bank regulations-Treatment of loans and advances."

Credit approval process

For a description of our credit approval process, see "Credit Policy."

Indexation

The majority of our portfolio of loans and advances is denominated in reais. However, a portion of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to and denominated in foreign currency consist of onlending of Eurobonds and export and import financing, and represented 9.2%, 8.5% and 7.6% of our portfolio of loans and advances as of December 31, 2011, 2010 and 2009, respectively. In many cases our customers hold derivative instruments to minimize exchange rate variation risk.

     Bradesco 109

Form 20-F

Maturities and interest rates of loans and advances to customers

The following tables show the distribution of maturities of our loans and advances to customers by type, as well as the composition of our loans and advances to customers’ portfolio by interest rate and maturity, as of the dates indicated:

As of December 31, 2011	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(1)	Total loans and advances, gross	Impairment of loans and advances	Total
Type of loans and advances to customers
Working capital	4,994,894	6,437,505	5,774,666	7,769,138	14,221,830	7,404,646	2,859,203	49,461,882	(1,516,512)	47,945,370
BNDES/Finame onlendings	3,574,723	4,607,165	4,132,787	5,560,182	10,178,215	5,299,324	2,046,261	35,398,656	(811,127)	34,587,529
Vehicles - Direct Consumer Financing (CDC)	3,095,304	3,989,282	3,578,524	4,814,486	8,813,179	4,588,613	1,771,830	30,651,218	(2,458,920)	28,192,298
Personal credit	2,486,013	3,204,017	2,874,114	3,866,785	7,078,361	3,685,374	1,423,057	24,617,722	(1,262,259)	23,355,463
Credit cards	-	-	-	-	-	-	20,252,191	20,252,191	(3,231,276)	17,020,915
Export financing	2,070,669	2,668,714	2,393,929	3,220,752	5,895,762	3,069,649	1,185,303	20,504,778	(170,655)	20,334,123
Leasing	1,166,458	1,503,351	1,348,558	1,814,328	3,321,225	1,729,208	667,710	11,550,838	(954,104)	10,596,734
Housing loans	1,608,744	2,073,377	1,859,891	2,502,266	4,580,534	2,384,871	920,885	15,930,568	(378,406)	15,552,162
Rural loans	1,114,493	1,436,377	1,288,480	1,733,500	3,173,266	1,652,172	637,964	11,036,251	(293,013)	10,743,238
Guaranteed account	976,672	1,258,752	1,129,144	1,519,132	2,780,854	1,447,861	559,072	9,671,487	(243,392)	9,428,095
Import financing	512,277	660,232	592,251	796,805	1,458,594	759,422	293,240	5,072,822	(25,618)	5,047,204
Overdraft facilities	2,225,537	-	-	-	-	-	520,158	2,745,695	(485,462)	2,260,233
Insurance premiums receivable	866,929	465,108	606,859	467,805	66,222	-	-	2,472,923	(149,948)	2,322,975
Others	2,439,244	3,143,739	2,820,043	3,794,039	6,945,195	3,616,040	1,396,284	24,154,584	(5,665,974)	18,488,610
Total	27,131,957	31,447,619	28,399,247	37,859,217	68,513,238	35,637,180	34,533,158	263,521,615	(17,646,666)	245,874,949
(1) Primarily composed of non-performing loans and advances to customers over 60 days, excluding credit cards operations.

As of December 31, 2011	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross
Types of loans and advances to customer by maturity
Fixed rates	17,698,374	22,822,723	18,999,734	27,474,296	42,384,489	11,658,828	21,657,381	162,695,825
Floating rates	9,433,583	8,624,896	9,399,513	10,384,921	26,128,749	23,978,352	12,875,777	100,825,790
Total	27,131,957	31,447,619	28,399,247	37,859,217	68,513,238	35,637,180	34,533,158	263,521,615

110   Form 20-F – December 2011

Form 20-F

Outstanding foreign loans

The aggregate amount of our outstanding cross-border commercial loans that are denominated in foreign currencies are mainly raised in U.S. dollars by subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, approximately 3.0% of our total assets over the last three years. We believe that there are no significant cross-border risks on these transactions, since a substantial part of the related credit risk is guaranteed by the parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, approximately 2.0% of our total assets over the last three years.

Additionally, our deposit base is primarily comprised of customers residing in Brazilian and deposits in our branches outside Brazil account for less than 10.0% of our total deposits, and is therefore not considered significant.

     Bradesco 111

Form 20-F

Loans and advances to customers by economic activity

The following table summarizes our loans and advances to customers by borrowers' economic activity, as of the dates indicated. This table does not include non-performing loans and advances.

As of December 31,	R$ in thousands, except %
	2011		2010		2009
	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio
Public sector	1,046,107		973,497		1,620,709
Federal Government	764,524		585,521		1,155,865
Petrochemicals	759,953	0.3%	571,976	0.3%	1,109,345	0.6%
Financial intermediaries	4,571	0.0%	13,545	0.0%	46,520	0.0%
State Government	281,583		387,976		464,844
Production and distribution of electricity	281,583	0.1%	387,976	0.2%	464,844	0.2%
Private sector	262,475,508		224,662,421		187,544,786
Manufacturing	52,582,415		45,588,624		39,867,934
Food and beverages	13,001,645	4.9%	11,241,346	5.0%	11,140,801	5.9%
Steel, metallurgy and mechanics	8,224,447	3.1%	7,263,943	3.2%	5,795,745	3.1%
Chemicals	3,323,993	1.3%	4,695,789	2.1%	4,690,332	2.5%
Pulp and paper	3,809,106	1.4%	3,115,730	1.4%	2,298,941	1.2%
Textile and clothing	3,160,700	1.2%	1,907,383	0.8%	2,158,949	1.1%
Oil refining and production of alcohol	3,384,333	1.3%	1,788,928	0.8%	1,907,556	1.0%
Rubber and plastic articles	2,593,684	1.0%	2,759,043	1.2%	1,777,291	0.9%
Extraction of metallic and non-metallic minerals	1,678,188	0.6%	2,312,310	1.0%	1,734,326	0.9%
Light and heavy vehicles	2,849,552	1.1%	1,923,533	0.9%	1,451,063	0.8%
Furniture and wood products	1,979,906	0.8%	1,635,419	0.7%	1,340,587	0.7%
Electro and electronic products	2,155,117	0.8%	974,309	0.4%	1,317,879	0.7%
Non-metallic materials	1,735,887	0.7%	1,277,490	0.6%	1,229,665	0.7%
Automotive parts and accessories	1,032,833	0.4%	555,662	0.2%	846,583	0.4%
Leather articles	764,423	0.3%	2,137,583	0.9%	514,432	0.3%
Publishing, printing and reproduction	718,032	0.3%	565,256	0.3%	413,763	0.2%
Other industries	2,170,569	0.8%	1,434,900	0.6%	1,250,021	0.7%
Commercial	43,018,181		34,432,554		26,088,127
Specialty stores	11,618,405	4.4%	8,390,883	3.7%	6,752,181	3.6%
Food, beverages and tobbaco	4,927,119	1.9%	4,429,259	2.0%	3,600,675	1.9%
Non-specialized retailer	4,074,991	1.5%	2,201,599	1.0%	1,888,460	1.0%
Motor vehicles	3,819,979	1.4%	2,974,855	1.3%	2,556,112	1.4%
Parts, acessories and motor vehicle repairing	2,999,227	1.1%	2,792,636	1.2%	1,902,265	1.0%
Clothing and footwear	3,443,340	1.3%	3,219,758	1.4%	1,714,029	0.9%
Personal and household goods	2,537,517	1.0%	1,242,319	0.6%	1,606,086	0.8%
Waste and scrap	2,053,469	0.8%	2,445,068	1.1%	1,254,257	0.7%
Fuel	1,796,472	0.7%	1,593,363	0.7%	1,146,730	0.6%
Trade intermediaries	1,667,236	0.6%	1,503,354	0.7%	1,053,773	0.6%
Wholesale of goods in general	1,560,379	0.6%	1,170,561	0.5%	984,878	0.5%
Agricultural products	1,156,628	0.4%	1,276,445	0.6%	786,522	0.4%
Other commercial activities	1,363,419	0.5%	1,192,454	0.5%	842,159	0.4%
Services	63,025,931		52,988,679		42,229,175
Transportation and storage	15,132,820	5.7%	12,256,494	5.4%	9,394,322	5.0%
Real estate activities, rentals and corporate services	10,868,753	4.1%	10,010,376	4.4%	7,939,368	4.2%
Civil construction	14,953,070	5.7%	10,964,744	4.9%	7,527,798	4.0%
Production and distribution of electricity, gas and water	4,945,479	1.9%	4,677,929	2.1%	4,735,394	2.5%
Holding companies, legal, accounting and business advisory services	2,682,721	1.0%	797,783	0.4%	1,881,796	1.0%
Social services, education, health, defense and social security	2,749,685	1.0%	1,900,712	0.8%	1,551,795	0.8%
Lodging and catering services	2,297,976	0.9%	1,352,937	0.6%	1,409,004	0.7%
Club, leisure, cultural and sport activities	1,758,810	0.7%	2,344,621	1.0%	983,911	0.5%
Telecommunications	577,396	0.2%	1,853,957	0.8%	597,467	0.3%
Other services	7,059,221	2.7%	6,829,126	3.0%	6,208,320	3.3%
Individuals	100,432,908	38.1%	88,727,218	39.3%	76,686,579	40.5%
Agribusiness	3,416,073	1.3%	2,925,346	1.3%	2,672,971	1.4%
Total	263,521,615	100.0%	225,635,918	100.0%	189,165,495	100.0%
Impairment of loans and advances	(17,646,666)		(15,355,736)		(14,925,145)

112   Form 20-F – December 2011

Form 20-F

Non-performing loans and advances and impairment of loans and advances

The following tables summarize our non-performing loans and advances, whether they are subject to impairment or not, as well as those neither due nor impaired, and certain asset quality ratios for the dates shown.

Based on IFRS:

December 31,	R$ in thousands, except %
	2011	2010	2009
Non‑performing loans and advances to customers, over 60 days	12,968,613	10,014,909	9,554,019
Foreclosed assets	445,351	412,142	455,874
Total non-performing loans and advances to customers and foreclosed assets	13,413,964	10,427,051	10,009,893
Total loans and advances to customers	263,521,615	225,635,918	189,165,495
Impairment of loans and advances	17,646,666	15,355,736	14,925,145
Non‑performing loans and advances as a percentage of total loans and advances to customers	4.9%	4.4%	5.1%
Non‑performing loans ad advances and foreclosed assets as a percentage of total loans and advances to customers	5.1%	4.6%	5.3%
Impairment of loans and advances as a percentage of total loans and advances	6.7%	6.8%	7.9%
Impairment of loans and advances as a percentage of non-performing loans and advances to customers	136.1%	153.3%	156.2%
Impairment of loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets	131.6%	147.3%	149.1%
Net charge‑offs for the period as a percentage of the average balance of loans and advances to customers (including non‑performing loans and advances)	2.5%	2.6%	3.5%

Based on U.S. GAAP:

December 31,	R$ in millions. except %
	2008	2007
Non-performing loans	7,178	5,277
Foreclosed assets, net of reserves	327	195
Total non-performing loans and foreclosed assets	7,505	5,472
Total loans	10,318	7,769
Allowance for loan losses	174,835	133,137
Non-performing loans as a percentage of total loans	4.1%	4.0%
Non-performing loans and foreclosed assets as a percentage of total loans	4.3%	4.1%
Allowance for loan losses as a percentage of total loans	5.9%	5.8%
Allowance for loan losses as a percentage of non-performing loans	143.7%	147.2%
Allowance for loan losses as a percentage of non-performing loans and foreclosed assets	137.5%	142.0%
Net charge-offs for the period as a percentage of the average balance of loans (including non-performing loans)	2.7%	3.1%

We do not have a significant amount of foreign loans. The majority of our assets are denominated in reais.

     Bradesco 113

Form 20-F

Impairment of loans and advances

The following table shows impairment of loans and advances by type for the periods indicated:

Based on IFRS:

December 31,	R$ in thousands, except %
	2011	2010	2009
Balance at the beginning of the period	15,355,736	14,925,145	10,292,214
Charge–off from assets
Working capital	(700,164)	(743,329)	(591,517)
BNDES/Finame onlendings	(117,580)	(172,608)	(232,984)
Vehicles - Direct Consumer Financing (CDC)	(320,137)	(569,596)	(478,350)
Personal credit	(872,786)	(805,975)	(859,668)
Credit cards	(1,364,747)	(778,644)	(981,467)
Export financing	(86,792)	(80,564)	(147,606)
Leasing	(627,566)	(529,041)	(191,136)
Housing loans	(66,270)	(45,838)	(47,943)
Rural loans	(54,155)	(72,472)	(59,382)
Guaranteed account	(159,945)	(252,400)	(256,805)
Import financing	(54)	(1,415)	(9,376)
Overdraft facilities	(436,984)	(367,394)	(389,535)
Others	(3,997,210)	(3,583,141)	(3,625,788)
Total charge–off from assets	(8,804,390)	(8,002,417)	(7,871,557)
Recoveries
Working capital	627	477	483
BNDES/Finame onlendings	92,432	80,879	36,185
Vehicles - Direct Consumer Financing (CDC)	424,233	541,331	363,031
Personal credit	379,973	376,857	217,929
Credit cards	436,625	363,039	255,581
Export financing	28,254	81,650	2,535
Leasing	105,887	68,772	26,986
Housing loans	107,562	31,551	43,678
Rural loans	59,040	42,480	33,146
Guaranteed account	45,314	41,003	24,529
Import financing	176	1,265	-
Overdraft facilities	125,122	127,937	86,756
Others	993,924	919,642	604,038
Total recoveries	2,799,169	2,676,883	1,694,877
Net charge–offs	(6,005,221)	(5,325,534)	(6,176,680)
Net impairment losses on loans and advances	8,296,151	5,756,125	10,809,611
Balance at the end of the period	17,646,666	15,355,736	14,925,145
Net charge‑offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances, over 60 days)	2.5%	2.6%	3.5%

114   Form 20-F – December 2011

Form 20-F

Based on U.S. GAAP:

December 31,	R$ in millions. except %
	2008	2007
Balance at the beginning of the period	7,769	6,552
Charge–off from assets
Commercial
Industrial and others	(1,532)	(1,015)
Import financing	(6)	-
Export financing	(57)	(1)
Leasing	(139)	(106)
Individuals
Overdraft	(236)	(247)
Real Estate	28	(61)
Financing (1)	(2,351)	(2,252)
Credit card	(1,040)	(596)
Rural credit	(7)	(2)
Foreign currency loans	(5)	(1)
Total charge–off from assets	(5,345)	(4,281)
Recoveries
Commercial
Industrial and others	266	383
Leasing	13	13
Individuals
Overdraft	299	51
Real estate	20	18
Financing(1)	557	367
Credit card	86	35
Rural credit	2	10
Foreign currency loans	-	5
Total recoveries	1,243	882
Net charge–offs	(4,102)	(3,399)
Provision for loan losses	6,651	4,616
Balance at the end of the period	10,318	7,769
Net charge–offs during the period as a percentage of average loans outstanding (including non–performing loans)	2.7%	3.1%
(1) Primarily composed of vehicle financing and consumer loans.

Based on information available regarding our debtors, we believe the impairment of loans and advances recognized is sufficient to cover probable losses on our loans and advances.

     Bradesco 115

Form 20-F

Allocated impairment of loans and advances

The following tables set forth allocated impairment of loans and advances for the periods indicated. The allocated loss amount and the loans and advances category are stated as a percentage of total loans and advances.

Based on IFRS:

December 31, 2011	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	1,516,512	0.6%	19.2%
BNDES/Finame onlendings	811,127	0.3%	14.0%
Vehicles - Direct Consumer Financing (CDC)	2,458,920	1.0%	11.4%
Personal credit	1,262,259	0.5%	9.3%
Credit cards	3,231,276	1.3%	7.0%
Export financing	170,655	0.1%	8.2%
Leasing	954,104	0.4%	4.3%
Housing loans	378,406	0.2%	6.3%
Rural loans	293,013	0.1%	4.3%
Guaranteed account	243,392	0.1%	3.8%
Import financing	25,618	-	2.0%
Overdraft facilities	485,462	0.2%	0.9%
Insurance premiums receivable	149,948	0.1%	1.0%
Others	5,665,974	2.3%	8.3%
Total	17,646,666	7.2%	100.0%
(1) Excludes non-performing loans and advances.

December 31, 2010	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,003,554	0.9%	18.1%
BNDES/Finame onlendings	786,083	0.4%	13.5%
Vehicles - Direct Consumer Financing (CDC)	857,750	0.4%	11.1%
Personal credit	1,318,487	0.6%	9.0%
Credit cards	1,751,911	0.8%	7.6%
Export financing	309,876	0.1%	7.7%
Leasing	1,719,095	0.8%	7.1%
Housing loans	385,751	0.2%	4.7%
Rural loans	520,209	0.2%	4.6%
Guaranteed account	250,072	0.1%	4.1%
Import financing	23,725	-	1.8%
Overdraft facilities	235,361	0.1%	1.3%
Insurance premiums receivable	131,124	0.1%	1.0%
Others	5,062,738	2.3%	8.4%
Total	15,355,736	7.0%	100.0%
(1) Excludes non-performing loans and advances.

116   Form 20-F – December 2011

Form 20-F

December 31, 2009	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	1,795,049	1.1%	16.5%
BNDES/Finame onlendings	554,711	0.4%	10.1%
Vehicles - Direct Consumer Financing (CDC)	786,684	0.5%	10.0%
Personal credit	1,456,021	0.7%	8.5%
Credit cards	2,673,552	1.0%	7.3%
Export financing	375,949	0.2%	9.2%
Leasing	1,889,299	1.0%	11.1%
Housing loans	298,013	0.2%	3.8%
Rural loans	585,751	0.3%	5.0%
Guaranteed account	520,103	0.1%	4.8%
Import financing	55,341	-	2.0%
Overdraft facilities	418,609	0.1%	1.3%
Insurance premiums receivable	112,688	0.1%	1.3%
Others	3,403,375	2.8%	9.1%
Total	14,925,145	8.5%	100.0%

(1) Excludes non-performers low and the advances

Based on U.S. GAAP:

December 31, 2008	R$ in millions. except %
	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Allocated allowance as a percentage of total loans(2)	Loan category as a percentage of total loans(1)	Loan category as a percentage of total loans(2)
Type of loans
Commercial
Industrial and others	3,294	2.0%	1.9%	38.0%	37.4%
Import financing	15	-	-	1.2%	1.1%
Export financing	446	0.3%	0.2%	14.4%	13.9%
Construction	40	0.1%	0.1%	1.9%	1.8%
Leasing	641	0.4%	0.4%	12.0%	11.7%
Individuals
Overdraft	302	0.2%	0.2%	1.4%	1.6%
Real Estate	252	0.1%	0.1%	1.3%	1.3%
Financing (3)	4,088	2.4%	2.3%	20.4%	21.4%
Credit card	964	0.6%	0.6%	1.5%	2.1%
Rural credit	271	0.1%	0.1%	6.2%	6.1%
Foreign currency loans	5,0	-	-	1.7%	1.6%
Total	10,318	6.2%	5.9%	100.0%	100.0%
(1) Excludes non performing loans;
(2) Includes non performing loans; and
(3) Primarily includes loans for the acquisition of vehicles and direct consumer financing.

December 31, 2007	R$ in millions. except %
	Allocated allowance	Allocated allowance as a percentage of total loans (1)	Allocated allowance as a percentage of total loans (2)	Loan category as a percentage of total loans (1)	Loan category as a percentage of total loans (2)
Type of loans
Commercial
Industrial and others	2,759	2.2%	2.1%	34.7%	34.3%
Import financing	10	-	-	1.7%	1.7%
Export financing	79	0.1%	0.1%	12.0%	11.5%
Construction	56	0.1%	0.1%	1.3%	1.3%
Leasing	171	0.1%	0.1%	6.3%	6.2%
Individuals
Overdraft	232	0.2%	0.2%	1.5%	1.6%
Real Estate	129	0.1%	0.1%	1.3%	1.2%
Financing (3)	3,424	2.7%	2.6%	30.3%	31.0%
Credit card	686	0.5%	0.5%	1.8%	2.4%
Rural credit	216	0.2%	0.2%	7.1%	6.9%
Foreign currency loans	7	-	-	2.0%	1.9%
Total	7,769	6.2%	6.0%	100.0%	100.0%
(1) Excludes non-performing loans;
(2) Includes non-performing loans; and
(3) Primarily includes loans for the acquisition of vehicles and direct consumer financing.

     Bradesco 117

Form 20-F

Loans and advances to banks

The following tables summarize our outstanding loans and advances to banks by type, and changes in impairment on loans and advances for the periods shown.

December 31,	in thousands of R$
	2011	2010	2009
Repurchase agreements
Own portfolio position
Financial treasury bills	2,311,436	649,198	780,904
National treasury bills	10,694,594	4,496,381	13,350,807
National treasury notes	24,248,758	22,807,490	42,251,778
Debentures	1,163,330	1,211,293	644,887
Others	-	155,561	9,324
Short position
Brazilian government securities	3,369,025	7,862,955	553,157
Total of repurchase agreements	41,787,143	37,182,878	57,590,857
Loans and advances to banks
Interbank deposits	8,195,549	6,094,167	5,393,090
Foreign currency transactions	2,582,484	960,551	3,566,891
Bank deposit certificates	10,104,731	9,815,860	9,744,258
Credit acquisition with co-obligation	10,047,742	10,713,184	6,470,560
Impairment of loans and advances	(53,759)	(51,228)	(43,813)
Total of loans and advances to banks	30,876,747	27,532,534	25,130,986
Total	72,663,890	64,715,412	82,721,843

December, 31	in thousands of R$
	2011	2010	2009
Balance at the beginning of the year	51,228	43,813	46,461
Additions/Reductions	2,531	7,415	(2,648)
Balance at the end of the year	53,759	51,228	43,813

Average deposit balances and interest rates

The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

Year ended December 31,	R$ in thousands, except %
	2011		2010		2009
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Deposits
Non–interest–bearing deposits
Demand deposits	32,538,699	-	32,911,742	-	27,227,386	-
Interest–bearing deposits
Interbank deposits	360,575	12.9%	516,805	7.5%	593,677	10.7%
Savings deposits	55,515,889	6.8%	47,792,922	6.2%	39,349,069	6.2%
Time deposits	122,328,948	9.2%	95,818,484	8.7%	99,119,118	9.0%
Total interest–bearing deposits	178,205,412		144,128,211		139,061,864
Total deposits	210,744,111		177,039,953		166,289,250

118   Form 20-F – December 2011

Form 20-F

Maturity of deposits

The following table shows the distribution of our deposits by maturity at the date indicated:

December 31, 2011	R$ in thousands
	Due in 3 months or less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total
Domestic deposits
Non–interest–bearing deposits
Demand deposits (1)	32,619,465	-	-	-	32,619,465
Interest–bearing deposits
Interbank deposits	412,583	50,607	42,855	13,741	519,786
Savings deposits (1)	59,656,319	-	-	-	59,656,319
Time deposits	6,413,136	4,080,491	10,738,519	82,882,672	104,114,818
Total interest–bearing deposits	66,482,038	4,131,098	10,781,374	82,896,413	164,290,923
Total domestic deposits	99,101,503	4,131,098	10,781,374	82,896,413	196,910,388
International deposits (2)
Non–interest–bearing deposits
Demand deposits	499,530	-	-	-	499,530
Interest–bearing deposits
Time deposits	16,228,523	595,898	768,802	2,420,600	20,013,823
Total interest–bearing deposits	16,228,523	595,898	768,802	2,420,600	20,013,823
Total international deposits	16,728,053	595,898	768,802	2,420,600	20,513,353
Total deposits	115,829,556	4,726,996	11,550,176	85,317,013	217,423,741
(1) Demand deposits and savings deposits are classified as due in up to three months, without taking into account the average turnaround history; and
(2) Denominated in currencies other than reais, primarily U.S. dollars.

The following table shows maturity of outstanding time deposits with balances of over US$100,000 (or its equivalent), by maturity, as of the date indicated:

December 31, 2011	R$ in thousands
	Domestic currency	International currency
Maturity within 3 months	4,494,609	13,835,103
Maturity after 3 months but within 6 months	3,026,375	1,451,888
Maturity after 6 months but within 12 months	8,987,292	1,261,532
Maturity after 12 months	50,165,276	3,300,199
Total deposits in excess of US$100,000	66,673,552	19,848,722

Minimum capital requirements

The following table presents, for the periods indicated, the regulatory capital for purposes of calculating capital for risk-weighted assets according to the Central Bank rules and BR GAAP.

December 31,	R$ in thousands, except %
	2011	2010	2009
Regulatory capital	71,475,542	56,146,028	55,927,598
Minimum Regulatory Capital required	52,158,869	41,892,806	34,509,052
Capital adequacy ratio to risk‑weighted assets	15.1%	14.7%	17.8%
Excess of regulatory capital over the minimum regulatory capital required	19,316,673	14,253,222	21,418,546

     Bradesco 119

Form 20-F

Funding in the open market

The funding in the open market amounted to R$149,940 million as of December 31, 2011, R$133,000 million as of December 31, 2010 and R$91,571 million as of December 31, 2009.

The following table summarizes the funding in the open market for the periods indicated:

Year ended December 31,	R$ in thousands, except %
	2011	2010	2009
Funding in the open market
Amount outstanding	149,940,436	132,999,577	91,571,421
Maximum amount outstanding during the period	149,940,436	132,999,577	91,571,421
Weighted average interest rate at period end (1)	11.1%	9.8%	9.0%
Average amount outstanding during period	128,494,578	106,591,802	80,746,939
Weighted average interest rate	10.9%	9.4%	9.4%
Total	149,940,436	132,999,577	91,571,421
(1) We calculated the average balances using the month-end book balances, including the related allocated interest.

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. See "Item 7.A. Major Shareholders." Our list of significant subsidiaries as of December 31, 2011, can be found in Exhibit 8.1 to this document.

4.D. Property, Plants and Equipment

As of December 31, 2011, we owned 821 properties and leased 3,908 properties throughout Brazil and nine properties abroad, all of which we used for the operation of our network of branches and our business. We own the building where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Nearly all lease agreements have automatic renewal provisions and an average duration of 13 years.

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

Overview

Our results of operations are affected by, among others, the following factors:

Brazilian Economic Conditions

Our results of operations are directly affected by economic conditions in Brazil. Economic conditions directly impact our customers’ ability to pay their financial obligations on time, which affects our impairment of loans and advances and our balance of outstanding loans and advances. In addition, the impact of economic conditions on exchange rates affects our net interest income, since part of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars.

In 2009, GDP decreased by 0.3% as a result of the global financial crisis. The real appreciated to R$1.7412 per U.S. dollar as of December 31, 2009 compared to R$2.337 as of December 31, 2008. For the year ended December 31, 2009, COPOM lowered the base interest rate from 13.75 % as of December 31, 2008 to 8.75% as of December 31, 2009. Inflation, as measured by IGP DI, was -1.44% for the year ended December 31, 2009.

120   Form 20-F – December 2011

Form 20-F

In 2010, GDP increased by 7.5% compared with the same period in 2009. The real appreciated to R$1.6662 per U.S. dollar as of December 31, 2010 compared to R$1.7412 per U.S. dollar as of December 31, 2009. For the year ended December 31, 2010, the base interest rate increased from 8.75% as of December, 31, 2009 to 10.75% as of December 31, 2010. Inflation, as measured by IGP-DI, was 11.3% for the year ended December 31, 2010.

In 2011, GDP grew by 2.7%. The real depreciated to R$1.8758 per U.S. dollar as of December 31, 2011 compared to R$1.6662 as of December 31, 2010. For the year ended December 31, 2011, COPOM increased the base interest rate from 10.75% as of December 31, 2010 to 11.00% as of December 31, 2011. Inflation for the year ended December 31, 2011, as measured by the IGP-DI, was 5.0%.

The following table shows Brazilian inflation measured by IGP-DI, the appreciation of the real against the U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

December 31,	In R$, except %
	2011	2010	2009
Inflation (IGP‑DI)	5.0%	11.3%	(1.4)%
(Appreciation)/Depreciation of the real against the U.S. dollar	12.6%	(4.3)%	(25.5)%
Period-end exchange rate-US$1.00	1.8758	1.6662	1.7412
Average exchange rate‑US$1.00(1)	1.6705	1.7589	1.9904
(1) The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.
Sources: FGV and the Central Bank.

The following table shows GDP variation in real terms and average interbank interest rates for the periods indicated:

December 31,	2011	2010	2009
Change in real GDP (1)	2.7%	7.5%	(0.3)%
Average base interest rates (2)	11.6%	9.8%	9.9%
Average interbank interest rates (3)	11.6%	9.8%	9.9%
(1) Calculated by dividing the change in real GDP during a year by the real GDP of the previous year;
(2) Calculated in accordance with Central Bank methodology (based on nominal rates); and
(3) Calculated in accordance with Clearing and Custody Chamber ("CETIP") methodology (based on nominal rates).
Sources: The Central Bank, the Brazilian Geography and Statistics Institute and CETIP.

Effects of the global financial markets on our financial condition and results of operations

The volatility of global financial markets has significantly affected the world economy since the last quarter of 2008, leading to recessions and increasing unemployment in the world´s leading economies, a reduction in investments on a global scale, a decrease in the commodities prices and a sharp decline in credit availability and liquidity, as well as a general reduction in the volume of capital markets transactions worldwide. Although credit and capital markets had generally recovered throughout 2010 and early 2011, the condition of global financial markets deteriorated again during 2011.

One of the main reasons for the increased risk in the global financial markets stems from fiscal problems in Europe, such as the perception of unsustainability in sovereign borrowing. In Greece, continued political and financial instability have increased uncertainties as to the outcome of the efforts by euro zone leaders to renegotiate unsustainable sovereign debt levels. There is a risk that the Greek crisis may spread to other countries with significant debt. The debt of such countries is typically held by international financial institutions, and the knock-on effects may impact the results of banks and investment funds worldwide.

     Bradesco 121

Form 20-F

Markets have recently focused on Italy’s high debt levels and large fiscal deficit. Although a new government coalition approved fiscal reforms in order to improve the country’s fiscal prospects and reverse market sentiment, there is a perception that Italy may face difficulties financing its sovereign debt in the short term. In addition, growth, consumer spending and production levels in Europe were below expectations throughout 2011. Although the European Union has been taking measures to face these difficulties, a financial deterioration of any of these countries may impair growth of economies worldwide and, indirectly, Brazil’s growth (which could then adversely impact our results of operations). The bank does not have exposure to sovereign debt issued by the countries known as "PIIGS": Portugal, Ireland, Italy, Greece, and Spain.

In addition, renewed doubts about the pace of global growth, particularly in the United States, have contributed to an already weak international growth outlook.

The growth rate of the U.S. economy was negatively affected in the second quarter of 2011 by a weak labor market, impacting consumer confidence and spending. Finally, emerging markets, including Brazil and China, are experiencing some signs of growth deceleration, with less growth expected than in previous quarters.

Our results of operations were negatively affected by the volatility of global financial markets and the change in the Brazilian economic conditions. Fiscal problems in other countries and the indirect effects of those problems may have an impact on future growth in Brazil and, therefore, on our results of operations.

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

In addition, when the real  depreciates, we incur: (i) losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais  of the related interest expense increases and (ii) gains in our assets denominated in, or indexed to, foreign currencies, such as our dollar-indexed securities and loans and advances, as the income from such assets as measured in reais  increases. Conversely, when the real  appreciates, as was the case from 2003 to 2007 and 2009 to 2010, we incur: (i) losses on our assets denominated in, or indexed to, foreign currencies and (ii) gains in our liabilities denominated in, or indexed to, foreign currencies.

In 2010, our net interest income increased by 20.5% as compared to 2009, from R$27,191 million in 2009 to R$32,771 million in 2010. This increase was mainly due to an increase of 17.1% in the average volume of our interest earning assets from R$396,150 million in 2009 to R$463,847 million in 2010. Consequently, there was an increase in the average interest rate earned from 6.9% in 2009 to 7.1% in 2010, mainly due to the SELIC rate increase from 8.75% at the end of 2009 to 10.75% at the end of 2010.

In 2011, our net interest income increased by 8.7% as compared to 2010, from R$32,771 million in 2010 to R$35,611 million in 2011. This increase was mainly related to a 23.2% rise in the average volume of our interest earning assets from R$463,847 million in 2010 to R$571,611 million in 2011. However, the average interest rate earned in 2011 remained unchanged compared to 2010 at 7.1%. Note that the SELIC basic rate at the end of 2011 showed an increase of 0.25 p.p. compared to the SELIC rate at the end of 2010 of 10.75%.

122   Form 20-F – December 2011

Form 20-F

The following tables show our foreign-currency-denominated and -indexed assets and liabilities as of the dates indicated:

December 31,	R$ in thousands
	2011	2010	2009
Assets
Cash and balances with banks	6,474,772	1,867,246	1,811,825
Financial assets held for trading	1,992,976	2,241,784	2,210,201
Financial assets available for sale	1,993,671	690,846	3,726,813
Investments held to maturity	620,485	5,618	855,603
Assets pledged as collateral	3,529,535	4,204,739	487,171
Loans and advances to banks	3,139,512	1,205,209	3,570,930
Loans and advances to customers	24,208,464	19,193,421	14,348,685
Investments in associated companies	30,152	37,068	140,291
Property and equipment	16,238	8,827	6,809
Intangible assets and goodwill	26,655	21,472	89
Taxes to be offset	32,490	31,625	1,450
Deferred income tax assets	188,915	79,395	1,967
Other assets	9,140,914	7,068,488	6,999,869
Total assets	51,394,781	36,655,738	34,161,703
Off‑balance sheet accounts – notional value
Derivatives
Futures	9,179,950	5,647,619	101,930
Forward	14,327,285	7,583,643	7,036,311
Options	172,554	22,016	137,977
Swaps	20,109,015	9,302,198	2,114,488
Total	95,183,585	59,211,214	43,552,409

December 31,	R$ in thousands
	2011	2010	2009
Liabilities
Deposits from banks	21,079,983	12,405,587	8,895,897
Deposits from customers	20,459,581	7,820,386	4,895,158
Financial liabilities held for trading	71,094	201,326	211,708
Funds from securities issued	8,409,878	5,356,989	4,257,577
Subordinated debt	6,404,048	5,079,251	3,779,281
Insurance technical provisions and pension plans	1,183	1,185	1,694
Other provisions	4,009	3,561	4,003
Current income tax liabilities	11,474	6,972	7,984
Deferred income tax liabilities	120,191	70,784	241,467
Other liabilities	3,505,029	4,665,601	4,036,347
Total liabilities	60,066,470	35,611,642	26,331,116
Off‑balance sheet accounts – notional value
Derivatives
Futures	18,363,963	18,679,719	13,462,343
Forward	12,050,673	5,011,238	8,042,582
Options	653,746	3,452	128,852
Swap	20,328,448	12,464,435	3,818,994
Total	111,463,300	71,770,486	51,783,887
Net exposure	(16,279,715)	(12,559,272)	(8,231,478)

     Bradesco 123

Form 20-F

We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact of currency changes on us. For more information on our use of derivatives for hedging purposes, see Notes 2(e), and 20(c) to our consolidated financial statements in "Item 18. Financial Statements."

Our net exposure amounted to 1.7% of our total assets as of December 31, 2009, 2.1% as of December 31, 2010, and 2.3% as of December 31, 2011.

Treasury activities and loans and advances

Our net impairment losses on loans and advances were R$10,810 million for the year ended December 31, 2009, decreased to R$5,765 million for the year ended December 31, 2010 and increased to R$8,296 million for the year ended December 31, 2011. The decrease in net impairment losses on loans and advances in 2010 was mainly due to the Brazilian economy's recovery, which had a positive impact on our results from the last quarter of 2009, when our delinquency ratios improved. The increase in net impairment losses on loans and advances in 2011 was mainly due to growth in our loans and advances and a higher level of delinquency, especially for loans in arrears for over 90 days. The balance of our loans and advances to individuals outstanding, increased by 19.3% in 2010, from R$189,165 million as of December 31, 2009 to R$225,636 million as of December 31, 2010 and increased by 16.8% in 2011 reaching R$263,522 million as of December 31, 2011. This performance reflects the sustainable growth of the Brazilian economy, which, combined with our business strategy, facilitated the expansion of our loans and advances to customers.

Our financial assets held for trading totaled R$54,481 million on December 31, 2009, increased to R$75,234 million on December 31, 2010, and R$96,597 million on December 31, 2011. The 2010 growth was primarily due to a R$12,242 million increase in corporate debt and marketable equity securities and a R$10,168 million increase in Brazilian government bonds. In 2011, the R$21,363 million growth in our portfolio of financial assets held for trading reflected primarily the following increases: (i) R$7,892 million in the Brazilian government bond portfolio; and (ii) R$6,039 million in bonds issued by financial institutions. This performance reflects our treasury strategy of investing in high liquidity assets.

Taxes

Our income tax expenses comprise of two federal taxes: (i) IRPJ, which is assessed at a rate of 15.0% on our adjusted net income, and is increased by an additional income tax at a rate of 10.0% and (ii) the social contribution tax, which is assessed at a rate of 15.0% on our adjusted net income.

In January 2008, the Brazilian government increased the social contribution tax rate for the financial segment from 9.0% to 15.0%. Financial institutions have been incurring the social contribution tax on adjusted net income at a 15.0% rate since May 1, 2008. The legality of this increase is being challenged in actions brought before Brazil’s Supreme Court. If the Brazilian Supreme Court decides that this increase is not legal, we will be entitled to recover any amount we have paid under the 15.0% tax rate regime in excess of what we would have incurred for the social contribution tax under the 9.0% regime.

Brazilian corporations may pay shareholders interest on equity as an alternative form of making a portion of dividend distributions, which are deductible from taxable income. We intend to maximize the amount of dividends we pay in the form of interest on equity. For further information on our tax expenses, see "Item 4.B. Business Overview-Regulation and Supervision-Taxation" and "Item 10.B Memorandum and Articles of Incorporation-Organization-Allocation of net income and distribution of dividends" and "Item 10.E. Taxation-Brazilian tax considerations-Distributions of interest on equity."

Impact of material acquisitions on our future financial performance

We have made the following significant acquisitions during the past three years:

•      in April 2009, Bradesco acquired, through its Insurance Group, 20% of the voting capital and total capital stock of Integritas, a holding company of Fleury, for R$342 million. Fleury, which has been doing business for the past 83 years, is one of Brazil's most renowned and respected medical and health organizations. It provides diagnosis, clinical treatment and medical analysis services, and is a benchmark in complex medical tests for nearly 1,500 clinical laboratories and hospitals;

•      in June 2009, Bradesco entered into an agreement to acquire Ibi Participações Ltda., Banco Ibi and its subsidiaries for a total of R$1.5 billion, paid to the former controlling shareholders upon delivery of our shares, representing approximately 1.6% of our capital stock. Banco Ibi is among the main credit card issuers in Brazil, both in the private-label segment as well as in branded cards, and its acquisition substantially strengthened our position in both markets. The transaction includes a partnership agreement with C&A., a leader in the fashion and clothing markets, under which Bradesco started offering its products and financial services at C&A stores, for 20 years;

124   Form 20-F – December 2011

Form 20-F

•      in October 2009 we announced that the Board of Directors of both Odontoprev and of Bradesco (as an indirect controlling company of Bradesco Dental) approved the execution of an agreement establishing the terms of the merger between Bradesco Dental and Odontoprev in the segment of dental care plans. Under the merger plan, Bradesco Dental became a wholly owned subsidiary of Odontoprev and Bradesco Saúde, the direct controlling company of Bradesco Dental, received shares representing 43.50% of Odontoprev's total capital. Bradesco Saúde (43.50%) and Odontoprev's main shareholder, Mr. Randal Luiz Zanetti (7.56%) entered into a shareholders’ agreement to jointly hold 51.06% of the combined company's capital;

•      in June 2010, Bradesco concluded the acquisition of the entire capital stock of the controlling group of Ibi México and of RFS Human Management S. de R.L., a subsidiary of Ibi México. This transaction includes a partnership contract with C&A México S. de R.L. (C&A México) for a period of 20 years for the exclusive joint sale of financial products and services through the C&A México chain of stores;

•      In July 2010, Bradesco concluded the acquisition of 2.09% of the capital stock of Cielo, for a total consideration of R$431.7 million, increasing its ownership interest in Cielo to 28.65%;

•      In July 2010, Bradesco announced the acquisition of 10.67% of the capital stock of CBSS for R$141.4 million. In January 2011, Bradesco acquired an additional 5.01% stake in CBSS for R$85.8 million. As a result of these acquisitions, Bradesco increased its ownership interest in CBSS to 50.01%; and

•      In May, 2011, Bradesco acquired 96.99% of the common shares and 95.21% of the preferred shares, corresponding to 96.23% of the capital stock of Banco do Estado do Rio de Janeiro S.A. (“BERJ”) from the Government of the State of Rio de Janeiro. As part of the acquisition, we also acquired  the right to provide services to the Government of the State of Rio de Janeiro including its payroll, supplier payroll and the collection of state taxes among other services from January 2012 to December 2014. Special shareholders' meetings held in November 2011  voted to alter its name to Banco BERJ S.A. Bradesco's process of assuming control of BERJ was ratified by the Central Bank in November, 2011.

We believe that these acquisitions contributed to increase our revenues and expenses, and that each acquisition and will increase our future revenues, expenses and income. The amount of these increases is uncertain, and we therefore cannot estimate their impact on our future financial performance. For more information, see "Item 4.A. History, Development of the Company and Business Strategy-Recent acquisitions."

Critical accounting policies

Our significant accounting policies are described in Note 4 to our audited consolidated financial statements in "Item 18. Financial Statements." The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts involve making assumptions about highly uncertain matters. In each case, other estimates or changes in the estimates between periods could have had a material impact on our financial condition and results of operations, as shown in our financial statements.

Impairment of loans and advances

At the end of each reporting period, we adjust our impairment of loans and advances based on an analysis of our portfolio, including estimated impairment of loans and advances.

The determination of the impairment of loans and advances, by nature requires judgments and assumptions about the portfolio of loans and advances, for both specific products and portfolios and on an individual basis. When we analyze our portfolio as a whole, several factors can affect our estimate of the likely range of losses, depending on the methodology we use for measuring historical delinquency rates and the historical period we consider in making those measurements. Additional factors that may affect the determination of impairment of loans and advances include:

     Bradesco 125

Form 20-F

•      general economic conditions and conditions in the relevant industry;

•      past experience with the relevant debtor or industry, including recent loss experience;

•      trends affecting quality of loans;

•      value of collateral for loans and advances;

•      volume, composition and growth of our loans and advances;

•      the Brazilian government's monetary policy; and

•      any delays in receiving information needed to value loans and advances or confirm existing impairment.

The Organization uses models to analyze portfolio of loans and advances and determine the extent of impairment. Statistical loss factors and other risk indicators are applied to loan and advances pools with similar risk characteristics in arriving at an estimate of incurred losses in the portfolio to calculate the models. Although models are often monitored and reviewed, by their nature, they depend on judgments made in relation to information and/or forecasts used. The volatility of the Brazilian economy is one of the reasons that may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Consequently, our impairment of loan and advances estimate may not be indicative of actual future losses.

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) over the amount of impairment. In this assessment an increase in 10.0% of the PD as of December 31, 2011, would have increased the impairment by approximately R$234.0 million. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the defaults have on determining impairment.

The process of determining the level of impairment loss requires use of estimates, assumptions and judgment. Actual results for losses in the period as shown in subsequent periods may differ from initial calculations based on such estimates and assumptions.

For additional information regarding our practices related to the impairment of loans and advances, see "Item 4.B. Business Overview-Selected Statistical Information-Loans and advances" and "Item 4.B. Business Overview - Selected Statistical Information-Non-performing loans and advances and impairment of loans and advances."

Fair value of financial instruments

The financial instruments recorded at fair value in our consolidated financial statements consist primarily of financial assets classified as held for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument is the amount for which it could be traded in an arm's length transaction between informed parties, free of favoritism.

These financial instruments are categorized in a ranking based on the lowest level of information significant for measuring fair value. For instruments classified as Level 3, we have to use a significant amount of our own judgment to measure fair market value. We base our judgment on our knowledge and observations of the markets for individual assets and liabilities and these judgments may vary based on market conditions. In applying our judgment, we analyze a series of third-party prices and transaction volumes to understand and assess the extent of available market benchmarks and the judgment or modeling required in processes with third parties. Based on these factors, we determine whether fair values are observable in active markets or markets are inactive.

The fair values of assets held for trading and available for sale are primarily based on actively traded markets where prices are based on either direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of financial assets held for trading and available for sale. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, the financial assets are classified within level 3 of the valuation hierarchy once the fair value is determined, based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets, as well as other factors which require management to exercise significant judgment or estimation. As of December 31, 2011, R$28.0 billion, or 19.9%, of financial assets held for trading and available-for-sale securities were classified as Level 3 fair-value assets.

126   Form 20-F – December 2011

Form 20-F

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivatives contracts are listed on exchange. Therefore, the majority of our derivative positions are determined by using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity. These inputs are used to value the position. Most market inputs are observable and can be obtained mainly from BM&FBovespa and the secondary market. As of December 31, 2011, the net fair value of derivatives assets and liabilities classified as Level 3 was R$(10.9) million.

The imprecise nature of estimating non-observable market data may impact amounts of revenue or loss posted for a particular position. In addition, although we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments may result in a different estimate of fair value on reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 3 to our consolidated financial statements in "Item 18. Financial Statements."

Impairment of financial assets available for sale

Periodically, we assess the existence of impairment of financial assets available for sale if there is a prolonged or significant decrease in their fair value (see Note 2(e)(viii)(b)). Determining a prolonged or significant decrease in value requires the use of judgment, as to what normal volatility is for asset prices, among other factors.

In addition, valuations use market prices or models that require the use of certain assumptions or judgment to estimate fair value.

Classification of securities

The classification of securities into financial assets held for trading, available for sale, or investments held to maturity categories is based on management's intention to hold or trade such securities at the time of acquisition. The accounting treatment of the securities we hold depends on whether we classify them at acquisition as financial assets held for trading, available for sale or investments held to maturity. Changes in circumstances may modify our strategy with respect to a specific security, requiring transfers among the three categories.

Impairment of goodwill

At least every year, the Organization has to determine whether the current carrying value of goodwill has been impaired or not. The first step in the process is identifying independent cash generating units and their allocations of goodwill. A unit's carrying amount, including allocated goodwill, is then compared to value in use to see whether there is impairment. If a cash-generating unit's value in use is less than carrying amount, goodwill is impaired. Detailed calculations to reflect changes in the market in which a business operates may be required (e.g. competition and regulatory changes). Calculations are based on discounted cash flows before tax at an interest rate adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. Although predictions are compared to current performance and external economic data, expected cash flows will reflect the Organization's outlook for future performance.

Income tax

The determination of our income tax liability (including CSLL social contribution) is a complex task that is related to our analysis of deferred tax assets and liabilities and income tax to be paid. In general, our assessment requires us to estimate future amounts of current and deferred income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Realization of deferred tax assets is subject to changes in future interest rates and developments of our strategies. Support for our judgments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

Significant judgment is required to determine whether an income tax position will be sustained upon examination, even after the outcome of any administrative or judicial proceeding based on the technical merits. Judgment is also required to determine the value of a benefit eligible for recognition in our consolidated financial statements.

     Bradesco 127

Form 20-F

Additionally, we monitor interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment as to accrued income tax. This monitoring may also arise from our income tax planning and or settlement of income tax disputes and may be significant for our operating income in any given period. For further information on our income tax, see Note 17 to our consolidated financial statements in "Item 18. Financial Statements."

For additional information regarding our income tax, see "Item 4.B. Business Overview-Regulation and Supervision-Taxation-Income and social contribution taxes on profits."

Technical provisions for insurance and pension plans

Our technical provisions for insurance and pension plans are liabilities for amounts we estimate will be due to our policyholders and plan participants at a certain point in the future. Management uses a certain degree of judgment when deciding the method for calculating reserves. Future benefits stated in contracts include reserves for retirement payments, pensions, individual and group life insurance, health insurance and accident insurance, among other items.

These benefits are computed using assumptions for mortality, incapacity, disability, interest rates, inflation and expenses. These assumptions are based on our experience and are periodically reviewed in relation to industry standards, to ensure actuarial credibility. For long-term insurance contracts, once these assumptions have been made for a particular contract or group of contracts, they will not be changed during the period in which the policy is in effect. However, significant changes in our experience or assumptions may prompt us to set aside provisions for a product's expected future losses or for premium insufficiency. Provisions for premium insufficiency may also be made for short-term contract in order to cover expected future losses. Benefits and claims stated in contracts also include provisions for claims incurred but not reported relating to health, property and life insurance.

We recognize claims in the period in which the service was provided to our policyholders. However, claim costs incurred in a particular period are not known with certainty until we receive the reports, process them, and pay out the claims. We determine liability amounts using actuarial methods based on historical payments of claims to determine our estimates of claim liabilities. Methods used to determine these estimates and to make technical provisions are regularly reviewed and updated. The resulting adjustments are recognized in earnings for the respective period. For additional information, see Note 2 (p) to our consolidated financial statements.

For sensitivity-analysis purposes, we assessed the impacts of both an increase and a decrease in loss events. In this assessment, an increase (1%) or a decrease (1%) in loss events in the 12 months prior to calculation base date would represent an impact of R$85 million on earnings and equity after taxes and social contributions.

For certain products offered, such as pension plans and funds, participants go through two distinct phases as part of the contract: first accumulating assets, then enjoying benefits. During the accumulation phase, technical provisions increase as contributions are received and interest is credited (based on contractual arrangements) and reduced by benefits and redemptions at the discretion of participants. If provisions are insufficient to honor future commitments, provision for insufficient contributions is made.

The key assumptions made to determine liability for future pension benefits from contracts include rates of mortality, disability, loss of policy validity, retirement, interest rates, inflation and costs. These assumptions are made at the time the policy is issued and seek to estimate the experience of the period in which benefits are to be payable under the contract.

For sensitivity-analysis purposes, we assessed the impact of decreasing interest rates and increasing beneficiary longevity on earnings and equity after taxes and social contributions. In this assessment, a decrease of 10% in interest rates would lead to a R$37 million decrease in earnings and equity after taxes and social contributions. An increase of 0.5% in beneficiary longevity would not impact earnings or equity after taxes and social contributions.

Use of estimates

Upon issuance of the financial statements, Management also makes estimates and assumptions concerning useful lives of certain non-financial assets and possible impairment of a specific asset or group of assets. Estimates are by nature based on judgment and available information. Therefore, actual results may differ from these estimates.

128   Form 20-F – December 2011

Form 20-F

Commitments and contingencies

We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the following table:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2011
	Less than 1 year (1)	1 to 3 years	3 to 5 years	More than 5 years	Total
Time deposits	38,825,369	81,795,525	2,488,761	1,018,986	124,128,641
Funding in the open market	113,302,909	32,112,699	3,509,404	1,015,424	149,940,436
Borrowings	15,760,057	1,415,942	81,443	-	17,257,442
Onlendings	11,302,987	15,623,737	5,988,697	3,074,074	35,989,495
Funds from securities issued	14,490,268	21,490,889	4,742,362	907,450	41,630,969
Subordinated debt	7,509,426	3,788,216	1,802,682	13,809,767	26,910,091
Other obligations (2)	127,670,177	21,780,957	157,312	265,032	149,873,478
Total	328,861,193	178,007,965	18,770,661	20,090,733	545,730,552
(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over; and
(2) Includes insurance technical provisions and pension plans.

Off-balance sheet financial guarantees

In addition to our loans and advances, we have credit-related transactions with our customers for attending to their financing needs. These transactions are not recorded on our balance sheet in accordance with IFRS. The following table summarizes these off-balance sheet financial arrangements as of December 31, 2011:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2011
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial guarantees	10,353,734	7,756,565	4,923,174	25,445,884	48,479,357
Letters of credit	1,700,341	-	-	-	1,700,341
Total	12,054,075	7,756,565	4,923,174	25,445,884	50,179,698

We guarantee our customers' performance in obligations with third parties. We have the right to seek reimbursement from our customers for any amounts paid under these guarantees. Additionally, we may hold cash or other highly liquid collateral to guarantee these obligations. These agreements are subject to the same credit evaluation as other loan originations.

Letters of credit are conditional commitments issued by us to guarantee the performance of a customer's obligations with third parties. We issue commercial letters of credit to facilitate foreign trade transactions and to support public and private borrowing agreements, including commercial papers, bond financing and similar transactions. These instruments are short-term commitments to pay a third-party beneficiary under certain contractual conditions. Letters of credit are subject to the same credit evaluations as other extensions of credit.

We expect many of these guarantees to expire without the need to advance any cash. Therefore, in the ordinary course of business, we expect that these transactions will have virtually no impact on our liquidity.

Results by segment

We operate and manage our business through two principal operating segments: (i) the banking segment and (ii) the insurance, pension plans and capitalization bond segment.

The following data about different segments were prepared based on reports made for Management to assess performance and take decisions on allocating funds for investments and other purposes. Management uses various data, including financial data prepared under accounting practices adopted in Brazil and non-financial metrics compiled on different bases. Hence, the segment data presented and discussed herewith is prepared in accordance with accounting practices adopted in Brazil. Our consolidated financial statements and consolidated financial data included in this analysis are prepared in accordance with International Financial Reporting Standards ("IFRS"), when results by segments significantly differ to income derived from our consolidated financial statements, such differences will be explained in conjunction with the explanations of the results that precede them.

     Bradesco 129

Form 20-F

 For additional segment information, see Note 5 to our consolidated financial statements in "Item 18. Financial Statements."

In our banking segment, we offer a range of banking products and services to our customers, including deposit-taking, loans and advances, credit and debit card services and capital markets services, through our broad distribution network. For a description of the banking segment's operations, see "Item 4.B. Business Overview-Banking activity."

In our insurance, pension plan and capitalization bond segment, we offer a range of products and services to our customers, including health, life, automobile and property/casualty, individual and corporate pension plans, and capitalization bonds, through our broad distribution network. For a description of the operations of the insurance, pension plan and capitalization bond segment, see "Item 4.B. Business Overview-Insurance, pension plans and capitalization bonds."

Results of operations for the year ended December 31, 2011 compared with the year ended December 31, 2010

The following tables set forth the principal components of our net income for 2011 and 2010, on a consolidated basis and by segment:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2011	2010	% change
Net interest income	35,611,286	32,771,291	8.7%
Impairment of loans and advances	(8,296,151)	(5,756,125)	44.1%
Non‑interest income	55,916,185	46,766,710	19.6%
Non‑interest expense	(68,547,851)	(58,457,759)	17.3%
Income before income taxes	14,683,469	15,324,117	(4.2)%
Income and social contribution taxes	(3,594,027)	(5,271,924)	(31.8)%
Net income for the year	11,089,442	10,052,193	10.3%
Net income attributable to controlling shareholders	10,958,054	9,939,575	10.2%
Net income attributable to non-controlling interest	131,388	112,618	16.7%

Segment	R$ in thousands, except %
	For the year ended December 31,
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2011	2010	% Change	2011	2010	% Change
Net interest income	31,379,722	28,223,501	11.2%	3,274,715	2,823,860	16.0%
Impairment of loans and advances	(9,275,421)	(6,354,670)	46.0%	-	-	-
Non‑interest income	19,499,077	14,399,089	35.4%	39,730,424	32,816,828	21.1%
Non‑interest expense	(32,562,339)	(26,897,045)	21.1%	(37,824,847)	(30,885,976)	22.5%
Income before income taxes	9,041,039	9,370,875	(3.5)%	5,180,292	4,754,712	9.0%
Income and social contribution taxes	(1,305,702)	(2,416,284)	(46.0)%	(1,850,139)	(1,771,955)	4.4%
Net income	7,735,337	6,954,591	11.2%	3,330,153	2,982,757	11.6%
Net income attributable to controlling shareholders	7,724,917	6,943,764	11.2%	3,201,449	2,912,981	9.9%
Net income attributable to non-controlling interest	10,420	10,827	(3.8)%	128,704	69,776	84.5%

130   Form 20-F – December 2011

Form 20-F

Net interest income

The table below shows the main components of our interest income before impairment losses on loans and advances for 2011 and 2010, on a consolidated basis and by segment:

	R$ in thousands, except %
	2011	2010	% Change
Consolidated
Interest and similar income	82,367,272	63,772,183	29.2%
Interest and similar expenses	(46,755,986)	(31,000,892)	50.8%
Net interest income	35,611,286	32,771,291	8.7%
Banking
Interest and similar income	74,956,572	56,308,530	33.1%
Interest and similar expenses	(43,576,850)	(28,085,029)	55.2%
Net interest income	31,379,722	28,223,501	11.2%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	9,980,146	8,907,371	12.0%
Interest and similar expenses	(6,705,431)	(6,083,511)	10.2%
Net interest income	3,274,715	2,823,860	16.0%

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation/depreciation of the real) in each case for 2011 and 2010:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2011/2010
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets and interest‑bearing liabilities	6,752,053	5,165,633	721,464
Due to changes in average interest rates	(3,912,058)	(2,009,412)	(270,609)
Net change	2,839,995	3,156,221	450,855

Banking

Our net interest income increased by 11.2%, from R$28,223 million in 2010 to R$31,380 million in 2011. This increase was mainly due to: (i) an increase in the average volume of business of R$5,166 million as a result of: (a) a 25.6% increase in the average balance of interest-earning assets which contributed R$13,788 million, in particular a 20.7% increase in the average balance of loans and advances to customers; a 21.2% increase in the average balance of loans and advances to banks; a 55.0% increase in the average balance of financial assets held for trading; and a 82.0% increase in the average balance of Central Bank compulsory deposits, partially offset: (b) by a 28.3% increase in the average balance of interest-bearing liabilities, which impacted the result by R$8,622 million, in particular a 26.6% increase in the average balance of funding in the open market; a 27.7% increase in the average balance of time deposits; and a 145.7% increase in the average balance of funds from securities issued, the latter increase being basically related to the increased volume of financial notes we issued in 2011; and partially offset by: (ii) by a decrease in the average interest rate from 7.0% in 2010 to 6.2% in 2011, negatively impacting the net income by R$2,009 million, mainly as a result of the 12.6% appreciation of the U.S. dollar against the real, impacting our foreign funding.

     Bradesco 131

Form 20-F

Insurance, pension plans and capitalization bonds

Our net interest income increased by 16.0%, from R$2,824 million in 2010 to R$3,275 million in 2011, due to: (i) an increase in the average volume of business, contributing R$721 million, of which: (a) R$1,717 million resulted from a 20.4% increase in the average balance of interest-earning assets, particularly a 37.0% increase in the average balance of loans and advances to banks, which was partially offset by: (b) a 17.1% increase in average volume of technical provisions with an impact of R$996 million; and offset by (ii) a decrease in the average rate of our net interest income, which had an impact of R$271 million on net earnings.

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2011 and 2010:

Consolidated	R$ in thousands, except %
	As of December 31,
	2011	2010	% Change
Average balance of interest‑earning assets
Financial assets held for trading	87,326,233	62,407,194	39.9%
Financial assets available for sale	33,549,814	34,888,119	(3.8)%
Investments held to maturity	4,510,835	3,778,920	19.4%
Assets pledged as collateral	75,623,917	70,498,746	7.3%
Loans and advances to banks	75,900,028	64,545,465	17.6%
Loans and advances to customers	234,942,522	194,680,442	20.7%
Compulsory deposits with the Central Bank	59,239,456	32,553,623	82.0%
Other interest‑earning assets	518,296	494,975	4.7%
Total	571,611,101	463,847,484	23.2%
Average interest rate earned	14.4%	13.7%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2011	2010	% Change	2011	2010	% Change
Average balance of interest–earning assets
Financial assets held for trading	64,641,840	41,700,784	55.0%	22,364,163	20,497,486	9.1%
Financial assets available for sale	7,809,477	10,411,584	(25.0)%	25,739,260	24,475,664	5.2%
Investments held to maturity	110,664	252,551	(56.2)%	4,400,171	3,526,369	24.8%
Assets pledged as collateral	75,623,917	70,498,746	7.3%	-	-	-
Loans and advances to banks	66,780,488	55,108,912	21.2%	48,323,150	35,274,056	37.0%
Loans and advances to customers	234,927,721	194,677,299	20.7%	-	-	-
Compulsory deposits with the Central Bank	59,239,456	32,553,623	82.0%	-	-	-
Other interest‑earning assets	518,296	494,975	4.7%	-	-	-
Total	509,651,859	405,698,474	25.6%	100,826,744	83,773,575	20.4%
Average interest rate earned	14.7%	13.9%		9.9%	10.6%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

132   Form 20-F – December 2011

Form 20-F

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the floating of the real), in each case comparing 2011 and 2010:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2011/2010
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets	14,718,047	13,788,126	1,717,339
Due to changes in average interest rates	3,877,042	4,859,916	(644,564)
Net change	18,595,089	18,648,042	1,072,775

Banking

Our interest and similar income increased by 33.1%, from R$56,308 million in 2010 to R$74,957 million in 2011. This increase was mainly due to a higher average volume of business, which had an impact of R$13,788 million on our results, particularly interest and similar income from: (i) loans and advances to customers; (ii) loans and advances to banks; (iii) financial assets classified as held for trading; and (iv) Central Bank compulsory deposits.

Interest and similar income from loans and advances to customers increased by 20.7%, from R$36,815 million in 2010 to R$44,421 million in 2011. This increase related to a 20.7% growth in the average balance of our portfolio of loans and advances to customers from R$194,677 million in 2010 to R$234,928 million in 2011, positively impacting our interest and similar income in the amount of R$7,611 million. The sustainable growth of the Brazilian economy, combined with our business strategy, has benefitted the expansion of our loans and advances to customers, mainly operations related to BNDES/Finame onlending, working capital, personal and housing finance.

Our interest and similar income from loans and advances to banks increased by 25.3% from R$6,759 million in 2010 to R$8,469 million in 2011. This increase was mainly due to: (i) an increase in the average balance of these transactions, from R$55,109 million in 2010 to R$66,780 million in 2011, impacting our revenue by R$1,473 million; and (ii) an increase in the average interest rate from 12.3% in 2010 to 12.7% in 2011, increasing our revenues by R$236 million, as a result of an increase in average interbank interest rates from 9.8% in 2010 to 11.6% in 2011.

Interest and similar income from financial assets classified as held for trading increased from R$2,318 million in 2010 to R$6,455 million in 2011, mainly due to: (i) a 55.0% increase in the average volume of these transactions; and (ii) an increase in the average rate earned from 5.6% in 2010 to 10.0%  in 2011, as a result of the higher average rate for interbank transactions.

Interest and similar income from Central Bank compulsory deposits increased from R$2,869 million in 2010 to R$6,112 million in 2011. This increase reflects an increase in the average volume of these transactions, from R$32,554 million in 2010 to R$59,239 million in 2011, mainly due to an increase in deposit-taking activities.

Insurance, pension plans and capitalization bonds

Our interest and similar income increased by 12.0%, from R$8,907 million in 2010 to R$9,980 million in 2011. This increase was mainly due to higher average volume of business, which had an impact of R$1,717 million on our results, particularly as a result of a 37.0% increase in the average balance of loans and advances to banks.

The average rate of interest and similar income for average interest-earning assets decreased from 10.6% in 2010 to 9.9% in 2011.

     Bradesco 133

Form 20-F

Interest and similar expenses

The tables below show the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2011 and 2010, on a consolidated basis and by segment:

Consolidated	R$ in thousands, except %
	As of December 31,
	2011	2010	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	360,575	516,805	(30.2)%
Savings deposits	55,515,889	47,792,922	16.2%
Time deposits	122,328,948	95,818,484	27.7%
Funding in the open market	128,494,578	106,591,802	20.5%
Borrowings and onlendings	44,962,370	33,869,850	32.8%
Funds from securities issued	28,260,014	11,501,257	145.7%
Subordinated debt	25,335,543	24,410,454	3.8%
Insurance technical provisions and pension plans	89,762,154	76,641,029	17.1%
Total	495,020,071	397,142,603	24.6%
Average interest rate paid	9.4%	7.8%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2011	2010	% Change	2011	2010	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	360,621	516,805	(30.2)%	-	-	-
Savings deposits	55,515,889	47,792,922	16.2%	-	-	-
Time deposits	122,345,672	95,839,679	27.7%	-	-	-
Funding in the open market	167,698,196	132,429,305	26.6%	-	-	-
Borrowings and onlendings	44,962,370	33,869,850	32.8%	-	-	-
Funds from securities issued	28,260,014	11,501,257	145.7%	-	-	-
Subordinated debt	25,335,543	24,410,454	3.8%	-	-	-
Insurance technical provisions and pension plans	-	-	-	89,762,154	76,641,029	17.1%
Total	444,478,305	346,360,272	28.3%	89,762,154	76,641,029	17.1%
Average interest rate paid	9.8%	8.1%		7.5%	7.9%

For further information on average interest rates by type of liability, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar expenses was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the fluctuations in the real/U.S. dollar rate), in each case, for 2011 as compared to 2010:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2011/2010
	Increase/(decrease)
Due to changes in average volume of interest‑bearing liabilities	7,965,993	8,622,494	995,875
Due to changes in average interest rates	7,789,101	6,869,327	(373,955)
Net change	15,755,094	15,491,821	621,920

Banking

Our interest and similar expense increased by 55.2% from R$28,085 million in 2010 to R$43,577 million in 2011, due to: (i) an increase in average volume of interest-bearing liabilities, which impacted expenses by R$8,622 million, mainly due to: (a) a 27.7% increase in the average balance of time deposits, from R$95,840 million in 2010 to R$122,346 million in 2011; (b) a 145.7% increase in the average balance of funds from securities issued, from R$11,501 million in 2010 to R$28,260 million in 2011, principally due to proceeds from the financial notes we issued; and (c) a 26.6% increase in the average balance of our funding in the open market from R$132,429 million in 2010 to R$167,698 million in 2011; and (ii) an increase in the average interest rate paid, which impacted expenses by R$6,869 million, principally due to: (a) the 12.6% appreciation of the U.S. dollar against the real, impacting our foreign funding; and (b) higher average interbank interest rates, which impacted our funding in the open market expenses.

134   Form 20-F – December 2011

Form 20-F

Insurance, pensions and capitalization bonds

Our interest and similar expenses increased by 10.2% from R$6,084 million in 2010 to R$6,705 million in 2011, due to an increase in the average balance of insurance technical provisions and pension plans, from R$76,641 million in 2010 to R$89,762 million in 2011, representing an increase of R$996 million in our expenses. This increase was offset by a decrease in the average interest rates paid, from 7.9% in 2010 to 7.5% in 2011, thus reducing our expenses by R$374 million, due to a decrease of the IGP-M from 11.3% in 2010 to 5.1% in 2011.

Net impairment losses on loans and advances to customers - consolidated

The following table shows changes in our impairment of loans and advances, net impairment losses on loans and advances, loans recovered and loan charge-offs for the years ended 2011 and 2010 as well as our ratio of net impairment losses on loans and advances to loans and advances to customers (shown as a percentage of the average balance of our loans and advances to customers) in all cases based on consolidated financial information prepared in accordance with IFRS:

As of December 31,	R$ in thousands, except %
	2011	2010	% Change
Impairment of loans and advances at the beginning of the year	15,355,736	14,925,145	2.9%
Net impairment losses on loans and advances	8,296,151	5,756,125	44.1%
Loan recoveries	2,799,169	2,676,883	4.6%
Loan charge‑offs	(8,804,390)	(8,002,417)	10.0%
Impairment of loans and advances at the end of the year	17,646,666	15,355,736	14.9%
Ratio of net impairment losses on loans and advances to average loans and advances outstanding	3.5%	3.0%

The balance of our impairment of loans and advances to customers increased by 14.9% from R$15,356 million in 2010 to R$17,647 million in 2011. This increase was mainly due to a 16.8% increase in our portfolio of loans and advances to customers, due to growing economic activity in the period and a 14.4% increase in impaired loans and advances to customers, particularly as a result of (i) an increase in the impairment for vehicle loans (CDC) from R$858 million in 2010 to R$2,459 million in 2011, representing 1.0% of our interest-earning loans and advances to customers, compared to 0.4% in 2010; and (ii) an increase in the impairment for credit cards from R$1,752 million in 2010 to R$3,231 million in 2011, representing 1.3% of our interest-earning loans and advances to customers, compared to 0.8% in 2010.

Loans and advances to customers neither due nor impaired increased by 17.4% from R$196,615 million in 2010 to R$230,870 million in 2011, of which 98.2% were rated "low risk.”

Calculations of impairment of loans and advances include an individual analysis of impaired loans and advances and an analysis of losses on loans and advances to customers collectively assessed for impairment, as follows:

As of December 31,	R$ in thousands
	2011	2010	% Change
Impaired loans and advances to customers	554,291	641,714	-13.6%
Losses on loans and advances to customers collectively assessed for impairment	17,092,375	14,714,022	16.2%
Total	17,646,666	15,355,736	14.9%

The increase of 44.1% in net impairment losses on loans and advances is related to: (i) the 16.8%;increase in our loans and advances to customers in 2011 and (ii) the increase of 14.4% in operations impaired, mainly due to the deterioration of the world economy.

     Bradesco 135

Form 20-F

Problem loans recoveries and charge-offs were up by 4.6% and 10.0% respectively, against 2010. Rescheduled loans and advances increased by 25.3% from R$6,912 million in 2010 to R$8,658 million in 2011.

Our level of loan losses, defined as the amount of net charge-offs compared to average balance of loans and advances to customers, including overdue loans, decreased from 2.6% in 2010 to 2.5% in 2011. Impairment of loans and advances as a percentage of loans and advances to customers remained at 6.7% in 2011, which shows that we have a comfortable margin in light of our history of effective net losses.

We believe that our current impairment of loans and advances is sufficient to cover probable losses associated with our portfolio. For more information, see "Item 4.B. Business Overview- Selected Statistical Information-Charge-offs" and "Item 4.B. Business Overview-Selected Statistical Information-Non-performing loans and impairment of loans and advances."

Loans to individuals increased by 13.2% from R$88,727 million in 2010 to R$100,433 million in 2011, mainly due to the following products: (i) housing finance; (ii) BNDES/Finame onlending; and (iii) personal credit.

Loans and advances to corporate customers, increased by 19.1% from R$136,909 million in 2010 to R$163,089 million in 2011, mainly due to the following products: (i) housing finance – company plan; (ii) working capital; and (iii) export financing.

For a description of the Central Bank's regulation on loans and advances, see "Item 4.B. Business Overview-Regulation and Supervision-Bank regulations-Treatment of loans and advances" and Note 2(e) to our consolidated financial statements in "Item 18. Financial Statements."

Non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2011 and 2010.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2011	2010	% Change
Net fee and commission income	10,834,333	9,394,538	15.3%
Net gains/(losses) on financial assets and liabilities classified as held for trading	(608,270)	2,212,733	-
Net gains/(losses) on financial assets classified as available for sale	365,302	754,416	(51.6)%
Premiums retained from insurance and pension plans	34,315,543	27,994,116	22.6%
Equity in the earnings of associates	682,122	577,053	18.2%
Other non-interest income	10,327,155	5,833,854	77.0%
Total	55,916,185	46,766,710	19.6%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2011	2010	% Change	2011	2010	% Change
Net fee and commission income	11,989,868	10,450,714	14.7%	1,079,597	975,142	10.7%
Net gains/(losses) on financial assets and liabilities classified as held for trading	779,332	906,333	(14.0)%	(1,300)	(1,068)	21.7%
Net gains/(losses) on financial assets classified as available for sale	(25,022)	97,652	-	213,520	418,846	(49.0)%
Premiums retained from insurance and pension plans	-	-	-	34,315,543	27,994,116	22.6%
Equity in the earnings of associates	585,281	323,983	80.7%	100,103	148,448	(32.6)%
Other non-interest income	6,169,618	2,620,407	135.4%	4,022,961	3,281,344	22.6%
Total	19,499,077	14,399,089	35.4%	39,730,424	32,816,828	21.1%

136   Form 20-F – December 2011

Form 20-F

Banking

Our non-interest income increased by 35.4%, from R$14,399 million in 2010 to R$19,499 million in 2011. This increase was mainly due to: (i) a 135.4% increase in other non-interest income from R$2,620 million in 2010 to R$6,170 million in 2011, mainly due to revenues from taxes to offset, in the amount of R$2,912 million; and (ii) a 14.7% increase in net fee and commission income, driven by an increase of: (a) a 22.0% increase in revenue from credit cards, reflecting the growth of our cardholder base from 145.2 million on December 31, 2010 to 155.7 million on December 31, 2011, driving revenue, which reached R$89,624 million in 2011 reflecting a 18.6% growth; (b) a 21.5% increase in revenues from consortium management, due to an increase in the number of active quotas from 471,620 as of December 31, 2010 to 625,763 as of December 31, 2011 and an increase in receipt from bids; (c) a 18.0% increase in revenues relating to checking accounts, due primarily to an increase in our customer base, which showed a net increase of 1,981 thousand new checking accounts; and (d) a 11.4% increase in revenue from collections, reflecting a higher average volume of business.

Insurance, pension plans and capitalization bonds

Our non-interest income increased by 21.1% from R$32,817 million in 2010 to R$39,730 million in 2011. This performance was primarily due to: (i) a 22.6% increase in retained insurance premiums and pension plans income from R$27,994 million in 2010 to R$34,316 million in 2011, mainly due to: (a) an increase in insurance written premiums from R$26,136 million in 2010 to R$32,136 million in 2011; (b) an increase in revenues from pension contributions from R$2,541 million in 2010 to R$3,062 million in 2011; and (ii) a 10.7% increase in net fee and commissions income, from R$975 million in 2010 to R$1,080 million in 2011.

Main differences between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main differences between our non-interest income by segment (according to accounting practices adopted in Brazil) and our consolidated non-interest income (according to “IFRS”) for the year ended December 31, 2011.

Net fee and commission income

The difference of R$2,235 million refers to: (i) the effective interest rate method in the amount of R$1,266 million; and (ii) eliminations amounting to R$1,547 million; partially offset by: (iii) adjustments of other operations in the amount of R$617 million.

Net gains (losses) on financial assets classified as held for trading

The adjustment in the amount of R$1,386 million was mainly due to: (i) the reversal of the hedge accounting in the amount of R$1,082 million, see note 46 (d) in "Item 18. Financial Statements"; and (ii) the consolidation of exclusive funds in the amount of R$581 million; partially offset by: (iii) the effect of exchange-rate variation on our financial assets held for trading in the amount of R$283 million.

Non-interest expense

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expense for 2011 and 2010:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2011	2010	% Change
Personnel expenses	(11,150,970)	(8,794,017)	26.8%
Administrative expenses	(11,477,134)	(9,761,445)	17.6%
Depreciation and amortization	(2,120,335)	(1,966,433)	7.8%
Changes in the insurance technical provisions and pension plans	(18,212,405)	(14,272,242)	27.6%
Retained claims	(11,168,612)	(9,577,429)	16.6%
Selling expenses for insurance and pension plans	(1,858,351)	(1,566,715)	18.6%
Net gains/(losses) of foreign currency transactions	2,625,813	(682,961)	-
Other non-interest expense	(15,185,857)	(11,836,517)	28.3%
Total	(68,547,851)	(58,457,759)	17.3%

     Bradesco 137

Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2011	2010	% Change	2011	2010	% Change
Personnel expenses	(10,082,575)	(7,944,012)	26.9%	(950,749)	(762,840)	24.6%
Administrative expenses	(10,805,456)	(9,018,558)	19.8%	(1,051,456)	(1,046,476)	0.5%
Depreciation and amortization	(1,615,437)	(1,539,117)	5.0%	(77,828)	(1,418)	-
Changes in the insurance technical provisions and pension plans	-	-	-	(18,212,405)	(14,294,977)	27.4%
Retained claims	-	-	-	(11,168,612)	(9,577,429)	16.6%
Selling expenses for insurance and pension plans	-	-	-	(1,859,208)	(1,567,344)	18.6%
Net gains/(losses) of foreign currency transactions	1,043,896	336,578	210.1%	-	-	-
Other non-interest expense	(11,102,767)	(8,731,936)	27.2%	(4,504,589)	(3,635,492)	23.9%
Total	(32,562,339)	(26,897,045)	21.1%	(37,824,847)	(30,885,976)	22.5%

Banking

Our non-interest expense increased by 21.1%, from R$26,897 million in 2010 to R$32,562 million in 2011. This increase was due to the increase of: (i) 26.9% in personnel costs, impacted by: (a) our headcount from 75,375 in 2010 to 86,263 in 2011, due to our organic growth; (b) higher salary levels; and (c) higher expenses related to labor claims, due to a refinement of the percentages used in the calculation, which resulted in a R$500 million impact in 2011 (for more information, see Item 8.A Consolidated Statements and other Financial Information”); (ii) 19.8% in our administrative expenses, principally due to: (a) higher average volume of business; (b) contractual adjustments; and (c) accelerated organic growth, with 11,030 new points of service, in particular 1,009 new branches in 2011; and (iii) 27.2% in other non-financial expenses basically due to provision for tax risks amounting to R$786 million and higher operational provision expenses, in particular for civil contingencies. This increase was offset by net gains from foreign currency transactions, which increased from an expense of R$337 million in 2010 to an income of R$1,044 million in 2011, basically as a result of the 12.6% appreciation of the U.S. dollar against the real, which impacted our investments abroad.

Insurance, pension plans and capitalization bonds

Our non-interest expense increased by 22.5%, from R$30,886 million in 2010 to R$37,824 million in 2011. This increase was mainly due to: (i) a 27.4% increase in our changes in provisions for insurance, pension plans, from R$14,295 million in 2010 to R$18,212 million in 2011 basically due to a 17.1% increase in the average volume of technical reserves for insurance and pension plans; and (ii) a 16.6% increase in retained losses, from R$9,557 million in 2010 to R$11,169 million in 2011, mainly due to an increase in claims in the health segment. These increased expenses reflect our business expansion.

Main differences between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main differences between our non-interest expenses by segment (according to accounting practices adopted in Brazil) and our consolidated non-interest expenses (according to “IFRS”) for the year ended December 31, 2011.

Net gains/(losses) in foreign currency transactions

The R$1,582 million adjustment basically refers to exchange rate adjustments of our foreign operations and investments.

Depreciation and amortization

The R$427 million difference was due to the reclassification of expenses related to amortization of goodwill and intangible assets arising from other non-interest expenses.

138   Form 20-F – December 2011

Form 20-F

Income and social contribution taxes

Income tax in Brazil consists of federal income taxes and the social contribution tax on adjusted income. See "Item 5.A. Operating Results-Overview-Taxes." The combined rate of these two taxes was 34.0% up to April 2008. As of May 2008, the combined rate increased to 40.0%, due to the raise of social contribution taxes on adjusted net income rate, from 9.0% to 15.0%. Our income tax expenses are composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our statement of income but do not affect our taxable basis. Similarly, certain amounts of taxable income and deductible expenses are used as a basis to calculate our income taxes but do not affect our statement of income. Additionally, under Brazilian tax regulations, foreign exchange variation from gains and losses of investments abroad are not taxable when the foreign exchange variation is positive and non-deductible when the foreign exchange variation is negative.

Income and social contribution tax expenses decreased from R$5,272 million in 2010 to R$3,594 million in 2011. This variation was primarily due to: (i) a decrease in taxable income caused by the US dollar’s appreciation against the Brazilian real  impacting our foreign funding, (ii) nondeductible expenses and foreign exchange gain leading to a positive adjustment of R$528 million in 2011, offset by a negative adjustment of R$657 million in 2010, and (iii) increased tax benefit obtained on distribution of interest on equity, which increased from R$986 million in 2010 to R$1,174 million in 2011. For more information on Income and social contribution taxes, see Note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

The effective rate of taxation as a percentage of our income before income and social contribution taxes, varied from an expense of 34.4% in 2010 to an expense of 24.5% in 2011.

Net income

As a result of the above, our net income attributable to controlling shareholders increased by 10.2%, from R$9,940 million in 2010 to R$10,958 million in 2011. Our net income for the year increased by 10.3%, from R$10,052 million in 2010 to R$11,089 million in 2011.

     Bradesco 139

Form 20-F

Results of operations for the year ended December 31, 2010 compared with the year ended December 31, 2009

The following tables show the principal components of our net income for 2010 and 2009, on a consolidated basis and by segment:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2010	2009	% Change
Net interest income	32,771,291	27,190,512	20.5%
Net impairment losses on loans and advances	(5,756,125)	(10,809,611)	(46.7)%
Non‑interest income	46,766,710	47,263,960	(1.1)%
Non‑interest expense	(58,457,759)	(51,079,688)	14.4%
Income before income taxes	15,324,117	12,565,173	22.0%
Income and social contribution taxes	(5,271,924)	(4,264,330)	23.6%
Net income	10,052,193	8,300,843	21.1%
Net income attributable to controlling shareholders	9,939,575	8,283,007	20.0%
Net income attributable to non-controlling interest	112,618	17,836	531.4%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2010	2009	% Change	2010	2009	% Change
Net interest income	28,223,501	23,991,700	17.6%	2,823,860	2,301,290	22.7%
Net impairment losses on loans and advances	(6,354,670)	(11,236,020)	(43.4)%	-	-	-
Non‑interest income	14,399,089	17,351,077	(17.0)%	32,816,828	28,653,304	14.5%
Non‑interest expense	(26,897,045)	(22,545,550)	19.3%	(30,885,976)	(26,749,260)	15.5%
Income before income taxes	9,370,875	7,561,207	23.9%	4,754,712	4,205,334	13.1%
Income and social contribution taxes	(2,416,284)	(2,319,811)	4.2%	(1,771,955)	(1,462,609)	21.2%
Net income	6,954,591	5,241,396	32.7%	2,982,757	2,742,725	8.8%
Net income attributable to controlling shareholders	6,943,764	5,243,804	32.4%	2,912,981	2,716,291	7.2%
Net income attributable to non-controlling interest	10,827	(2,408)	-	69,776	26,434	164.0%

Net interest income

The following table shows the principal components of our net interest income before impairment of loans and advances for 2010 and 2009, on a consolidated basis and by segment:

	R$ in thousands, except %
	2010	2009	% Change
Consolidated
Interest and similar income	63,772,183	55,165,229	15.6%
Interest and similar expense	(31,000,892)	(27,974,717)	10.8%
Net interest income	32,771,291	27,190,512	20.5%
Banking
Interest and similar income	56,308,530	48,140,581	17.0%
Interest and similar expense	(28,085,029)	(24,148,881)	16.3%
Net interest income	28,223,501	23,991,700	17.6%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	8,907,371	7,429,917	19.9%
Interest and similar expense	(6,083,511)	(5,128,627)	18.6%
Net interest income	2,823,860	2,301,290	22.7%

140   Form 20-F – December 2011

Form 20-F

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation/depreciation of the real) in each case for 2010 and 2009:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2010/2009
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets and interest‑bearing liabilities	4,378,139	4,015,528	232,133
Due to changes in average interest rates	1,202,640	216,273	290,437
Net change	5,580,779	4,231,801	522,570

Banking

Our net interest income increased by 17.6% from R$23,992 million in 2009 to R$28,223 million in 2010. This increase was due mainly to: (i) a higher average volume of business, which contributed R$4,016 million, reflecting: (a) a 20.9% higher average balance of interest-earning assets, which contributed R$8,783 million, highlighting a 14.1% rise in the average balance of loans and advances to customers and a 306.1% rise in the average balance of Central Bank compulsory deposits, partly offset by: (b) a 19.4% increase in the average balance of interest–bearing liabilities, which negatively impacted the result by R$4,767 million, mainly due to increases of 21.5% in the average balance of savings deposits, 42.8% in the average balance of funding in the open market, 16.5% in the average balance of borrowings and onlendings, and 45.7% in the average balance of funds from securities issued, and (ii) the average interest rate, which had a R$216 million positive impacted on the result, mainly reflecting lower funding rates, especially time deposits and liabilities for borrowings and onlending.

Insurance, pension plans and capitalization bonds

Our net interest income increased by 22.7% from R$2,301 million in 2009 to R$2,824 million in 2010. This increase was mainly due to: (i) higher average interest rates, which had a R$290 million impact on our net income, and (ii) a R$232 million increase in average volume of business.

The average ratio of net interest income to average interest-earning assets increased from 3.2% in 2009 to 3.4% in 2010.

     Bradesco 141

Form 20-F

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our average interest-earning assets and the average interest rates earned in 2010 and 2009:

Consolidated	R$ in thousands, except %
	As of December 31,
	2010	2009	% Change
Average balance of interest‑earning assets
Financial assets held for trading	62,407,194	64,053,338	(2.6)%
Financial assets available for sale	34,888,119	32,879,788	6.1%
Investments held to maturity	3,778,920	3,926,680	(3.8)%
Assets pledged as collateral	70,498,746	52,190,117	35.1%
Loans and advances to banks	64,545,465	64,001,712	0.8%
Loans and advances to customers	194,680,442	170,608,470	14.1%
Central Bank compulsory deposits	32,553,623	8,015,947	306.1%
Other interest‑earning assets	494,975	474,363	4.3%
Total	463,847,484	396,150,415	17.1%
Average interest rate earned	13.7%	13.9%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2010	2009	% Change	2010	2009	% Change
Average balance of interest–earning assets:
Financial assets held for trading	41,700,784	42,413,485	(1.7)%	20,497,486	21,629,156	(5.2)%
Financial assets available for sale	10,411,584	10,027,502	3.8%	24,475,664	22,851,456	7.1%
Investments held to maturity	252,551	968,124	(73.9)%	3,526,369	2,958,556	19.2%
Assets pledged as collateral	70,498,746	52,190,117	35.1%	-	-	-
Loans and advances to banks	55,108,912	50,987,896	8.1%	35,274,056	25,534,609	38.1%
Loans and advances to customers	194,677,299	170,592,693	14.1%	-	-	-
Central Bank compulsory deposits	32,553,623	8,015,947	306.1%	-	-	-
Other interest–earning assets	494,975	474,363	4.3%	-	-	-
Total	405,698,474	335,670,127	20.9%	83,773,575	72,973,777	14.8%
Average interest rate	13.9%	14.3%		10.6%	10.2%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

142   Form 20-F – December 2011

Form 20-F

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the fluctuation of the real), in each case for the year 2010 as compared to the year 2009:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2010/2009
	Increase/(reduction)
Due to changes in average volume of interest‑earning liabilities	8,576,457	8,782,763	1,045,504
Due to changes in average interest rates	30,497	(614,814)	431,950
Net change	8,606,954	8,167,949	1,477,454

Banking

Our interest and similar income increased by 17.0% from R$48,141 million in 2009 to R$56,309 million in 2010. This increase was mainly due to higher average volume of business, which had an impact of R$8,783 million on our results, seen mainly in interest and similar income, with: (i) loans and advances to customers; (ii) loans and advances to banks; (iii) Central Bank compulsory deposits; and (iv) assets pledged as collateral.

Interest and similar income from loans and advances to customers increased by 10.9% from R$33,212 million in 2009 to R$36,815 million in 2010. This increase related to a 14.1% growth in the average balance of the portfolio of loans and advances to customers, from R$170,593 million in 2009 to R$194,677 million in 2010, due in part to the acquisition of Banco Ibi. The sustainable growth of the Brazilian economy combined with our business strategy has benefitted the expansion of our lending and advances to customers, particularly transactions related to onlending of BNDES/Finame funds, working capital and personal credit.

Our interest and similar income from loans and advances to banks increased by 24.0% from R$5,449 million in 2009 to R$6,759 million in 2010. This increase was primarily due to: (i) the average balance of these transactions increasing from R$50,988 million in 2009 to R$55,109 million in 2010; and (ii) the average interest rate earned increasing from 10.7% in 2009 to 12.3% in 2010.

Interest and similar income from Central Bank compulsory deposits increased from R$535 million in 2009 to R$2,869 million in 2010. This variation reflects the increased average volume of these transactions, which increased from R$8,016 million in 2009 to R$32,554 million in 2010, due mainly to the following measures taken by the Central Bank: (i) Circular No. 3,513/10 required 20.0% of demand accounts and time deposits for compulsory deposits; and (ii) Circular No. 3,514/10 required an additional 12.0% of time deposits and 10% of savings deposits for compulsory deposits.

Interest income and similar items from assets pledged as collateral increased by 50.4% from R$4,562 million in 2009 to R$6,862 million in 2010. This increase is mainly related to: (i) a 35.1% increase in the average volume of these transactions; and (ii) an increase the average interest rate from 8.7% in 2009 to 9.7% in 2010, primarily due to a higher basic interest rate, which was set at 10.8% at the end of 2010, against 8.8% at the end of 2009.

Insurance, pension plans and capitalization bonds

Our interest and similar income increased by 19.9% from R$7,430 million in 2009 to R$8.907 million in 2010. This growth was due mainly to increases: (i) in the average volume of business, which had an impact of R$1,046 million on our results, as a result of: (a) a 38.1% increase in the average balance of loans and advances to financial institutions; (b) a 7.1% increase in the average balance of financial assets available for sale; and (ii) an increase in the average interest rate, which had an impact of R$432 million on our revenues.

The average ratio of interest and similar income to average interest-earning assets decreased from 10.2% in 2009 to 10.6% in 2010.

     Bradesco 143

Form 20-F

Interest and similar expense

The following tables show the principal components of our average interest-bearing liabilities and the average interest rates paid on those liabilities in 2010 and 2009:

Consolidated	R$ in thousands, except %
	As of December 31,
	2010	2009	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	516,805	593,677	(12.9)%
Savings deposits	47,792,922	39,349,069	21.5%
Time deposits	95,818,484	99,119,118	(3.3)%
Funding in the open market	106,591,802	80,746,939	32.0%
Borrowings and onlendings	33,869,850	29,061,740	16.5%
Funds from securities issued	11,501,257	7,894,818	45.7%
Subordinated debt	24,410,454	21,113,340	15.6%
Insurance technical provisions and pension plans	76,641,029	66,354,013	15.5%
Total	397,142,603	344,232,714	15.4%
Average interest rate paid	7.8%	8.1%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2010	2009	% Change	2010	2009	% Change
Average balance of interest–bearing liabilities
Interbank deposits	516,805	593,677	(12.9)%	-	-	-
Savings deposits	47,792,922	39,349,069	21.5%	-	-	-
Time deposits	95,839,679	99,248,973	(3.4)%	-	-	-
Funding in the open market	132,429,305	92,759,550	42.8%	-	-	-
Borrowings and onlendings	33,869,850	29,061,740	16.5%	-	-	-
Funds from securities issued	11,501,257	7,894,818	45.7%	-	-	-
Subordinated debt	24,410,454	21,113,340	15.6%	-	-	-
Insurance technical provisions and pension plans	-	-	-	76,641,029	66,354,011	15.5%
Total	346,360,272	290,021,167	19.4%	76,641,029	66,354,011	15.5%
Average interest rate paid	8.1%	8.3%		7.9%	7.7%

For further information on average interest rates by type of liability, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar expenses was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the fluctuation of the real  against U.S. dollar), in each case, for 2010 as compared to 2009:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2010/2009
	Increase/(reduction)
Due to changes in average volume of interest‑bearing liabilities	4,198,318	4,767,235	813,371
Due to changes in average interest rates	(1,172,143)	(831,087)	141,513
Net change	3,026,175	3,936,148	954,884

Banking

Our interest and similar expense increased by 16.3% from R$24,149 million in 2009 to R$28,085 million in 2010. This growth reflected an increase of: (i) 19.4% in the average balance of that interest-bearing obligations, which had a R$4,767 million impact on expenses, primarily due to: (a) a 21.5% increase in the average balance of savings deposits, from R$39,349 million in 2009 to R$47,793 million in 2010; (b) a 42.8% increase in the average balance of funding in the open market from R$92,760 million in 2009 to R$132,429 million in 2010; (c) a 15.6% increase in the average balance of subordinated debt from R$21,113 million in 2009 to R$24,410 million in 2010; and (d) 45.7% in the average balance of funds from securities issued, basically issues of financial notes; and partially offset by: (ii) a decrease in the average interest rate paid in relation to total interest-bearing liabilities from 8.3% in 2009 to 8.1% in 2010, reducing expenses by R$831 million, basically reflecting lower funding rates, particularly for time deposits and borrowing and onlending liabilities.

144   Form 20-F – December 2011

Form 20-F

Insurance, pension plans and capitalization bonds

Our interest and similar expense increased by 18.6% from R$5,129 million in 2009 to R$6,084 million, in 2010, due to: (i) an increase in the average balance of technical provisions for insurance and pensions, from R$66,354 million in 2009 to R$76,641 million in 2010, reflecting an increase of R$813 million in our expenses; and (ii) an increase in the average interest rate paid from 7.7% in 2009 to 7.9% in 2010, which had an impact of R$142 million on our expenses, as a result of an increase in the IGP-M price index used to adjust a large portion of technical provisions, increasing from 1.7% in 2009 to 11.3% in 2010.

Net impairment losses on loans and advances to customers - consolidated

The following table shows changes in our impairment of loans and advances, net impairment losses on loans and advances, recovered loans and loans charged-off for 2010 and 2009 as well as our ratio of net impairment losses on loans and advances to loans and advances to customers (expressed as a percentage of the average balance of loans and advances to customers) in all cases based on consolidated financial information prepared in accordance with IFRS:

As of December 31,	R$ in thousands, except %
	2010	2009	% Change
Impairment of loans and advances at the beginning of the year	14,925,145	10,292,214	45.0%
Net impairment losses on loans and advances	5,756,125	10,809,611	(46.7)%
Loan recoveries	2,676,883	1,694,877	57.9%
Loan charge‑offs	(8,002,417)	(7,871,557)	1.7%
Impairment of loans and advances at the end of the year	15,355,736	14,925,145	2.9%
Ratio of net impairment losses on loans and advances to average loans and advances outstanding	3.0%	6.3%

The balance of our impairment of loans and advances increased by 2.9% from R$14,925 million in 2009 to R$15,356 million in 2010. This growth was primarily due to: (i) a 19.3% increase in the portfolio of loans and advances to customers, due to growing economic activity in the period; and offset by: (ii) reduced delinquency due to an improvement in the global economic scenario.

Loans and advances to customers classified as neither due nor subject to impairment loss increased by 20.3% from R$163,369 million in 2009 to R$196,615 million in 2010, and 98.8% of these loans and advances to customers were rated "low risk."

 Calculations of impairment of loans and advances include an individual analysis of impaired loans and advances and an analysis of losses on homogeneous loans and advances to customers, as follows:

As of December 31,	R$ in thousands
	2010	2009	% Change
Impaired loans and advances	641,714	552,310	16.2%
Losses on loans and advances to customers collectively assessed for impairment	14,714,022	14,372,835	2.4%
Total	15,355,736	14,925,145	2.9%

Net impairment losses on loans and advances decreased by 46.7% despite a 19.3% increase in our loans and advances to customers, mainly due to lower delinquency rates as a result of Brazil's more favorable economic environment.

     Bradesco 145

Form 20-F

Our level of loan losses, defined as the amount of net loan charge-offs in relation to average balance of loans and advances to customers, including overdue loans, decreased from 3.5% in 2009 to 2.6% in 2010. Problem loan recoveries increased by 57.9% and charge-offs by 1.7% compared to 2009. Impairment as a percentage of loans and advances to customers remained at 6.8% in 2010, which shows that we have a comfortable margin in light of our history of actual net losses.

We believe that our impairment of loans and advances is sufficient to cover probable losses associated with our portfolio. For more information, see "Item 4.B. Business Overview-Selected Statistical Information-Charge-offs" and "Item 4.B. Business Overview-Selected Statistical Information-Non-performing loans and advances and impairment of loans and advances."

Loans to individuals increased by 15.7% from R$76,687 million in 2009 to R$88,727 million in 2010, the following products were highlighted in this period: (i) BNDES/Finame onlending; (i) housing finance; and (iii) personal credit.

Loans to corporate customers increased by 21.7% from R$112,478 million in 2009 to R$136,909 million in 2010, mainly due to the following products: (i) BNDES/Finame onlending; and (ii) housing finance – company plan.

For a description of the Central Bank's regulation of lending operations, see "Item 4.B. Business Overview-Regulation and Supervision-Bank regulations-Treatment of loans and advances" and Note 2(e) to our consolidated financial statements in "Item 18. Financial Statements."

Non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2009 and 2010.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2010	2009	% Change
Net fee and commission income	9,394,538	7,847,382	19.7%
Net gains/(losses) on financial assets and liabilities classified as held for trading	2,212,733	5,983,781	(63.0)%
Net gains/(losses) on financial assets classified as available for sale	754,416	757,255	(0.4)%
Premiums retained from insurance and pension plans	27,994,116	24,118,550	16.1%
Equity in the earnings of associates	577,053	728,867	(20.8)%
Other non-interest income	5,833,854	7,828,125	(25.5)%
Total	46,766,710	47,263,960	(1.1)%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2010	2009	% Change	2010	2009	% Change
Net fee and commission income	10,450,714	8,889,004	17.6%	975,142	860,557	13.3%
Net gains/(losses) on financial instruments classified as held for trading	906,333	2,701,659	(66.5)%	(1,068)	(3,596)	(70.3)%
Net gains/(losses) on financial assets classified as available for sale	97,652	74,855	30.5%	418,846	618,633	(32.3)%
Premiums retained from insurance and pension plans	-	-	-	27,994,116	24,136,167	16.0%
Equity in the earnings of associates	323,983	513,752	(36.9)%	148,448	214,440	(30.8)%
Other non-interest income	2,620,407	5,171,807	(49.3)%	3,281,344	2,827,103	16.1%
Total	14,399,089	17,351,077	(17.0)%	32,816,828	28,653,304	14.5%

Banking

Our non-interest income decreased by 17.0%, from R$17,351 million in 2009 to R$14,399 million in 2010. This decrease was mainly due to: (i) a decrease of 66.5% in net financial assets and liabilities classified as held for trading, from R$2,702 million in 2009 to R$906 million in 2010, as a result of: (a) a decrease in results from derivatives, related primarily to the hedging on our investments abroad; and (b) a decrease in gains from fixed-income securities; and (ii) a 49.3% decrease in other non-interest income, impacted by the result of the partial sale of our investment in Cielo for R$2,410 million in 2009. These reductions were partially offset by increases of 17.6% in net fees and commissions income, particularly revenues from credit cards, which increased 37.7% in the period, impacted by the acquisition of Banco Ibi.

146   Form 20-F – December 2011

Form 20-F

Insurance, pension plans and capitalization bonds

Our non-interest income increased by 14.5%, from R$28,653 million in 2009 to R$32,817 million in 2010. This increase was due primarily to: (i) a 16.0% increase in retained insurance premiums and pension plan income from R$24,136 million in 2009 to R$27,994 million in 2010, primarily due to: (a) an increase in revenues from insurance written premiums from R$22,728 million in 2009 to R$26,136 million in 2010; and (b) an increase in revenues from pension plan contributions from R$2.201 million in 2009 to R$2.541 million in 2010; and (ii) a 13.3% increase in net fees and commissions income from R$861 million in 2009 to R$975 million in 2010.

Main differences between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main differences between our non-interest income by segment (according to accounting practices adopted in Brazil) and our consolidated non-interest income (according to “IFRS”) for the year ended December 31, 2010.

Net fee and commission income

The difference of R$2,031 million refers to: (i) the effective interest rate method in the amount of R$1,173 million; and (ii) eliminations, amounting to R$1,332 million; partially offset by: (iii) adjustments of other operations in the amount of R$ 504 million.

Net gains (losses) on financial assets classified as held for trading

The adjustment in the amount of R$1,307 million was mainly due to: (i) the reversal of the hedge accounting in the amount of R$164 million, see note 46 (d) in "Item 18. Financial Statements"; (ii) the consolidation of exclusive funds in the amount of R$206 million; and (iii) the effect of exchange-rate variation on our financial assets held for trading in the amount of R$915 million.

Non-interest expense

The following tables show, on a consolidated and per segment basis, the principal components of our non-interest expense for 2009 and 2010:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2010	2009	% Change
Personnel expenses	(8,794,017)	(7,334,164)	19.9%
Administrative expenses	(9,761,445)	(8,138,058)	19.9%
Depreciation and amortization	(1,966,433)	(1,516,529)	29.7%
Changes in the insurance technical provisions and pension plans	(14,272,242)	(12,780,545)	11.7%
Retained claims	(9,577,429)	(8,329,154)	15.0%
Selling expenses for insurance and pension plans	(1,566,715)	(1,230,835)	27.3%
Net gains/(losses) of foreign currency transactions	(682,961)	(897,638)	(23.9)%
Other non-interest expense	(11,836,517)	(10,852,765)	9.1%
Total	(58,457,759)	(51,079,688)	14.4%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2010	2009	% Change	2010	2009	% Change
Personnel expenses	(7,944,012)	(6,859,518)	15.8%	(762,840)	(531,576)	43.5%
Administrative expenses	(9,018,558)	(7,649,126)	17.9%	(1,046,476)	(764,944)	36.8%
Depreciation and amortization	(1,539,117)	(1,270,438)	21.1%	(1,418)	(49,176)	(97.1)%
Changes in the insurance technical provisions and pension plans	-	-	-	(14,294,977)	(12,786,090)	11.8%
Retained claims	-	-	-	(9,577,429)	(8,329,154)	15.0%
Selling expenses for insurance and pension plans	-	-	-	(1,567,344)	(1,231,503)	27.3%
Net gains/(losses) of foreign currency transactions	336,578	1,339,043	(74.9)%	-	-	-
Other non-interest expense	(8,731,936)	(8,105,511)	7.7%	(3,635,492)	(3,056,817)	18.9%
Total	(26,897,045)	(22,545,550)	19.3%	(30,885,976)	(26,749,260)	15.5%

     Bradesco 147

Form 20-F

Banking

Our non-interest expense increased by 19.3% from R$22,546 million in 2009 to R$26,897 million in 2010. This increase was due to the increase of: (i) 15.8% in personnel expenses, impacted by: (a) our headcount increasing from 68,962 in 2009 to 75,375 in 2010, due to our organic growth; (b) higher salary levels; and (c) higher expenses related to labor claims; and (ii) 17.9% in our administrative expenses, principally due to: (a) higher average turnover; (b) contractual adjustments; and (c) faster organic growth with 10,307 new points of service in 2010.

Insurance, pension plans and capitalization bonds

Our non-interest expense increased by 15.5%, from R$26,749 million in 2009 to R$30,886 million in 2010, mainly due to the increase of: (i) 11.8% in our changes in insurance technical provision and pension plans from R$12,786 million in 2009 to R$14,295 million in 2010, and (ii) 15% in our retained claims from R$8,329 million in 2009 to R$9,577 million in 2010. Our increased expenses reflect the growth of our business ventures.

Main differences between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main differences between our non-interest expenses by segment (according to accounting practices adopted in Brazil) and our consolidated non-interest expenses (according to “IFRS”) for the year ended December 31, 2010.

Net gains/(losses) in foreign currency transactions

The R$1,020 million adjustment mainly refers to exchange rate adjustments of our foreign operations and investments.

Depreciation and amortization

The R$426 million difference was due to the reclassification of expenses related to amortization of goodwill and intangible assets arising from other non-interest expenses.

Income and social contribution taxes

Taxes on income in Brazil consist of federal income tax and the social contribution tax on taxable income. See "Item 5.A. Operating Results - Overview - Taxes." The combined rate of these two taxes was 34.0% until April 2008. As of May 2008, the combined tax increased to 40.0%, due to an increase in the social contribution rate on net taxable income from 9.0% to 15.0%. Our income tax expenses comprise current income tax and deferred taxes. Certain items of income and expenses recognized in our income statement do not affect our tax base, whereas other taxable income items and expenses deductible that are from our tax base but do not affect our income statement. In addition, under Brazilian legislation, gains or losses due to exchange-rate variation affecting investments held in foreign subsidiaries are not taxable when exchange-rate variation is positive and not deductible exchange-rate variation is negative.

Income and social contribution taxes expense increased from R$4,264 million in 2009 to R$5,272 million in 2010. This variation was mainly due to: (i) the R$2,759 million increase in our result before provision for income and social contribution taxes impacting total income and social contribution tax charges, which increased from an expense of R$5,026 million in 2009 to an expense of R$6,130 million in 2010; partially offset by: (ii) by nondeductible expenses and currency exchange losses, which led to a negative adjustment of R$657 million in 2010 against a negative adjustment of R$985 million in 2009; and (iii) an increase in fiscal benefit obtained from interest on equity paid to shareholders, from R$853 million in 2009 to R$986 million in 2010.For more details of income and social contribution taxes, see Note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

As a percentage of our income before income and social contribution taxes, adjusted for the effect of additions and deductions on calculating tax, the actual rate increased from an expense of 33.9% in 2009 to an expense of 34.4% in 2010.

Net Income

As a result of the above, our net income attributed to controlling shareholders increased by 20.0% from R$8,283 million in 2009 to R$9,940 million in 2010. Our net income for the period increased by 21.1% from R$8,301 million in 2009 to R$10,052 million in 2010.

148   Form 20-F – December 2011

Form 20-F

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

We monitor our asset and liability position in accordance with Central Bank requirements and guidelines. Our management's treasury committee meets on a weekly basis to:

•      present and discuss our transactions conducted during the previous week;

•      present exposure for each item of our portfolio, to factors such as fixed rates, variable rates, foreign currency and exchange rates;

•      set exposure limits based on our evaluation of the risks presented by our currency, term and rate gap positions and current market volatility levels;

•      determine asset allocation and funding policies; and

•      take decisions on the maturity term structure of our assets and liabilities.

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

We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our principal sources of financing are:

•      demand, savings, and time deposits, as well as deposits from banks; and

•      funding in the open market, borrowings and onlendings, funds from securities issued and subordinated debt, part of which is denominated in foreign currencies.

The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing, as well as non-interest bearing) for the periods indicated measured using month- end balances:

     Bradesco 149

Form 20-F

R$ in thousands, except %	2011			2010			2009
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
Interest‑bearing liabilities
Interbank deposits	360,575	0.1%	12.9%	516,805	0.1%	7.5%	593,677	0.1%	10.7%
Savings deposits	55,515,889	9.3%	6.8%	47,792,922	9.7%	6.2%	39,349,069	9.0%	6.2%
Time deposits	122,328,948	20.4%	9.2%	95,818,484	19.4%	8.7%	99,119,118	22.8%	9.0%
Funding in the open market	128,494,578	21.4%	10.9%	106,591,802	21.6%	9.4%	80,746,939	18.5%	9.4%
Borrowings and onlendings	44,962,370	7.5%	12.8%	33,869,850	6.9%	2.5%	29,061,740	6.7%	4.5%
Funds from securities issued	28,260,014	4.7%	8.8%	11,501,257	2.3%	6.4%	7,894,818	1.8%	9.6%
Subordinated debt	25,335,543	4.2%	11.0%	24,410,454	4.9%	8.3%	21,113,340	4.8%	8.2%
Insurance technical provisions and pension plans	89,762,154	15.0%	7.5%	76,641,029	15.5%	7.9%	66,354,013	15.2%	7.7%
Total interest‑bearing liabilities	495,020,071	82.5%		397,142,603	80.4%		344,232,714	79.0%
Non‑interest‑bearing liabilities
Demand deposits	32,538,699	5.4%	-	32,911,742	6.7%	-	27,227,386	6.3%	-
Other non‑interest‑bearing liabilities	72,605,080	12.1%	-	63,819,404	12.9%	-	64,163,103	14.7%	-
Total non‑interest‑bearing liabilities	105,143,779	17.5%		96,731,146	19.6%		91,390,489	21.0%
Total liabilities	600,163,850	100.0%		493,873,749	100.0%		435,623,203	100.0%

Deposits are our most important source of funding, accounting for 35.1% of average total liabilities in 2011, 35.9% in 2010 and 38.2% in 2009. Our deposits balance over these years progressed in the following manner:

•   In 2010, the average balance of deposits increased by 6.5% compared to 2009, due mainly to the 21.5% increase in the average balance of our savings deposits, partially offset by a decrease of 3.3% in the average balance of our time deposits; and

•      In 2011, the average balance of our deposits increased by 19.0% against 2010 primarily due to growth of 27.7% in the average balance of our time deposits and 16.2% increase in the average balance of our savings deposits.

Funding in the open market, borrowings and onlendings and funds from securities issued are the main sources of funding, accounting for 33.6% of total average liabilities in 2011, compared to 30.8% in 2010 and 27.0% in 2009. When comparing 2010 and 2011, there was a 32.7% increase in these funding sources, particularly a 145.7% increase in funds from securities issued, mainly due to financial notes we issued in the 2011.

The following table shows our sources of funding and liquidity as of December 31, 2011:

December 31, 2011	R$ in thousands	% of total
Interbank deposits	519,786	0.1%
Savings deposits	59,656,319	9.0%
Time deposits	124,128,641	18.7%
Funding in the open market	149,940,436	22.6%
Borrowings	17,257,442	2.6%
Onlendings	35,989,495	5.4%
Funds from securities issued	41,630,969	6.3%
Subordinated debt	26,910,091	4.1%
Insurance technical provisions and pension plans	99,112,321	15.0%
Total interest-bearing liabilities	555,145,500	83.8%
Demand deposits	33,118,995	5.0%
Other non‑interest‑bearing liabilities	74,440,303	11.2%
Total non‑interest‑bearing liabilities	107,559,298	16.2%
Total liabilities	662,704,798	100.0%

150   Form 20-F – December 2011

Form 20-F

Deposits

Deposits accounted for approximately 30.3% of total liabilities as of December 31, 2011. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the average balances of our savings and demand deposits from December 31, 2010 through December 31, 2011 was due mainly to the increase in our customer base. For additional information regarding our deposits, see "Item 4.B. Business Overview-Selected Statistical Information-Maturity of deposits."

Funding in the open market

Funding in the open market consist mainly of funds we obtained from banks in the market by selling securities with agreements to repurchase. On December 31, 2010, we had funding in the open market in the amount of R$133,000 million, an increase of R$41,429 million compared to December 31, 2009. On December 31, 2011, we had funding in the open market in the amount of R$149,940 million, a R$16,940 million increase compared to December 31, 2010. Growth shown for these periods reflects our increased business.

Borrowings

Borrowings consist primarily of lines obtained from banking correspondents for import and export financings, as well as issuances of short-term debt securities. We have consistently had access to short term borrowing on market terms.

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

On December 31, 2010, we had borrowings totaling R$7,990 million, a decrease of R$15 million as compared to December 31, 2009. Our borrowings decreased due to: (i) less demand for import and export financing; and (ii) depreciation of the US dollar against the real.

On December 31, 2011, we had borrowings amounting to R$17,257 million, an increase of R$9,267 million in relation to December 31, 2010. Our borrowings increased as foreign-trade related business picked up, and were impacted by the appreciation of the US dollar against the Brazilian real.

For additional information on our borrowings, see "Item 4.B. Business Overview-Selected Statistical Information".

Onlendings

Onlendings consist primarily of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities and equipment.

On December 31, 2010, our onlendings amounted to R$30,206 million and showed an increase of R$10,883 million compared to December 31, 2009. The increase in our onlendings was mainly due to an increase of R$7,351 million in our funding for FINAME onlendings in Brazil.

On December 31, 2011, our onlendings increased to R$35,989 million and reflected an increase of R$5,783 million compared to December 31, 2010. The increase in our onlendings was mainly due to an increase of R$4,402 million in our funding for FINAME onlendings in Brazil.

Funds from securities issued

Funds from securities issued mainly consisted of real estate credit notes, Euronotes and issues of securities in other countries.

On December 31, 2010, our funds from securities issued totaled R$17,810 million reflecting an increase of R$10,128 million on December 31, 2009. The increase in funds from securities issued was mainly due to a R$7,801 million increase in our funding from financial notes and a R$1,423 million increase in Euronotes.

     Bradesco 151

Form 20-F

On December 31, 2011, our funds from securities issued totaled R$41,631 million and showed an increase of R$23,821 million compared to December 31, 2010. The increase in our funds from securities issued was mainly due to a R$19,300 million increase in our funding through financial notes, and a R$2,811 million increase in Euronotes.

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

As of December 31, 2010, the balance of our compulsory deposits increased by 263.8%, from R$17,924 million as of December 31, 2009 to R$65,197 million as of December 31, 2010, mainly due to: (i) Circular Letter 3,513/10, which requires 20% compulsory deposits on demand and time deposits; (ii) Circular Letter 3,514/10, which requires 12% additional compulsory deposits on time deposits and 10% on savings deposits; and (iii) the increase in the average volume of deposits funded.

As of December 31, 2011, the balance of our compulsory deposits increased by 9.2%, from R$65,197 million as of December 31, 2010 to R$71,210 million as of December 31, 2011, mainly due to an increase in our average volume of time deposits.

Sources of additional liquidity

In certain limited circumstances, we may obtain emergency funds from the Central Bank through a transaction referred to as "redesconto." A redesconto is a loan from the Central Bank to a financial institution, which is guaranteed by Brazilian government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading assets limits the amount of the redesconto transaction. We have never obtained funds from the Central Bank through "redesconto" transactions for liquidity purposes. As of December 31, 2011, we had R$53,506  million available in Brazilian government securities as financial assets held for trading that could be used for this purpose.

Cash flow

In 2009, 2010 and 2011, our cash flow was basically affected by alterations in the Brazilian economic environment. The following table shows the principal variations in cash outflows during the periods indicated:

For the year ended December 31,	R$ in thousands
	2011	2010	2009
Net cash provided by (used in) operating activities	(37,060,630)	(28,343,156)	38,702,085
Net cash provided by (used in) investing activities	16,682,701	(29,305,414)	(11,111,353)
Net cash provided by (used in) financing activities	20,965,444	4,555,029	(3,439,201)
Net increase (decrease) in cash and cash equivalents	587,515	(53,093,541)	24,151,531

2011

In 2011, we had a net increase of R$588 million in cash and cash equivalents due to net cash from: (i) investing activities, in the amount of R$16,683 million; and (ii) financing activities, in the amount of R$20,965 million. These increases in our net cash were impacted by net cash being used for our operating activities, in the amount of R$37,061 million.

In 2011, cash from our investing activities resulted primarily from: (i) proceeds from sales of financial assets available for sale, net of acquisitions, in the amount of R$13,697 million, and (ii) interest received in the amount of R$7,190 million; partially offset by: (iii) acquisitions of property and equipment and intangible assets amounting to R$4,932 million.

The cash generated by our financing activities mainly resulted from an increase of: (i) R$22,532 million in funds from securities issued, net of issuance costs; (ii) R$2,963 million subordinated debt, net of payments; partially offset by: (iii) payments of interest on equity and dividends, in the amount of R$3,568 million.

152   Form 20-F – December 2011

Form 20-F

2010

In 2010, we had a net decrease of R$53,094 million in cash and cash equivalents, due to: (i) the use of R$29,306 million our investment activities and use of R$28,343 million for our operating activities; and offset: (iii) by R$4,555 million from our financing activities.

In 2010, the use of cash in our investment activities resulted primarily from the acquisition of financial assets available-for-sale, net of proceeds from sales, in the amount of R$31,881 million.

Cash invested in our financing activities mainly reflected an increase of (i) R$9,090 million in funds from securities issued, net of issuance costs; partially offset by: (ii) payments of interest on equity and dividends, in the amount of R$2,915 million; and (iii) payments of interest, in the amount of R$1,611 million.

2009

In 2009, we had a net increase of R$24,152 million in cash and cash equivalents due to (i) our net cash flow of R$38,702 million from operating activities offset by: (ii) investments of R$11,111 million and R$3,439 million in our investing and financing activities respectively.

In 2009, the cash used for our investing activities resulted primarily from the use of: (i) R$15,100 million for acquisition of financial assets available for sale, net of proceeds from sales; (ii) R$1,047 million from acquisitions of property and equipment, net of disposals; and (iii) R$1,058 million for acquisition of intangible assets, partially offset by: (iv) disposal of investments in affiliates for R$2,519 million; and (v) interest received amounting to R$2,737 million.

Cash used for our financing activities mainly resulted from: (i) payments of interest on equity and dividends, in the amount of R$2,830 million; (ii) payments of interest, in the amount of R$2,933 million; partially offset by: (iii) subordinated debt issues, in the amount of R$2,628 million.

Capital compliance

The Basel I Accord requires banks to have a ratio of capital to risk-weighted assets of a minimum of 8.0%. At least half of total capital must consist of Tier I capital. Tier I, or core capital, includes equity capital less certain intangibles. Tier II capital includes asset revaluation reserves, impairment of loan and advances and subordinated debt, subject to certain limitations. This ratio should be calculated based on BR GAAP financial information.

Brazilian banking regulations differ from Basel Accord requirements in several ways. Brazilian banking regulations:

•      require a minimum ratio of capital to risk-weighted assets of 11.0%;

•      do not permit impairment of loans and advances to be considered as capital;

•      require different specific risk-weighted categories;

•      require a deduction from capital corresponding to fixed assets held in of over limits imposed by the Central Bank; and

•      limit the issuance of subordinated notes to 50.0% of Tier I capital.

Prior to July, 2000, capital adequacy requirements could be calculated on either a consolidated or unconsolidated basis. Since July, 2000, we have measured our capital adequacy on a consolidated basis, in accordance with Central Bank rules. As of July, 2008, we started operating under New Capital Accord (Basel II) rules, standardized approach. See "Item 4.B. Business Overview-Regulation and Supervision-Bank Regulations-Principal limitations and restrictions on activities of financial institutions" for a more detailed discussion of Brazilian capital adequacy requirements.

Basel III Accord

The G20's December 2010 conference voted to institute a package of measures (known as "Basel III") that had been proposed by the Basel Committee on Banking Supervision to remedy deficiencies revealed by the recent economic crisis. The purpose of this reform is to enhance capital and liquidity management rules for financial institutions, thus strengthening the banking sector and dampening the impact of financial crises and their consequences for the real economy.

     Bradesco 153

Form 20-F

The first measure requires financial institutions to strengthen their capital levels. Regulatory capital mainly comprises share capital (non-redeemable non-cumulative common and preferred shares), plus retained earnings, less amounts related to regulatory adjustments (tax credits, goodwill paid on acquisition of investments and deferred fixed assets, among others). After allowing for all deductions, Basel III will require banks to hold: (i) a regulatory capital ratio of at least 4.5%, (ii) a Tier I capital ratio of at least 6% and (iii) a minimum total capital ratio of 8%.

Basel III recommendations stipulate altered capital requirements for counterparty credit risk, both for the standard approach and for internal risk rating based approaches (IRBs) in order to ensure inclusion of material risks in capital structure.

In addition to new definitions of capital and minimum requirements, two more requirements are to be introduced: "conservation capital" and "countercyclical capital". Conservation capital will be supplementary to the regulatory minimum requirements and consist of components accepted for calculating regulatory capital. Its purpose is to have financial institutions upgrade their ability to absorb losses above the minimum required in favorable periods of the economic cycle, so that the added capital may be used as a buffer in times of stress. According to the schedule stipulated, conservation capital should be introduced as of January 1, 2016, when it would amount to 0.625% of risk-weighted assets, and gradually rise to 2.5% of Risk-weighted Assets (RWA) by January 1, 2019.

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

Basel III accord recommends implementation of a leverage ratio as a supplementary capital measure, to be calculated by dividing Tier I capital by total exposure. For calculating total exposure, Basel III uses accounting data net of provisions, without deducting any credit risk mitigator or deposits. Financial institutions are expected to start calculating their leverage ratios as of January 1, 2013, and to disclose their contents and components used to calculate them as of January 1, 2015. As of January 1, 2018 there will be a minimum requirement for the leverage ratio, which was originally set at 3%.

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

Under the Central Bank's preliminary rules that were submitted for public hearing in February 2012, Brazil will follow the international schedule for gradually adopting capital requirements and definitions over the coming years, starting January 1, 2013 and ending January 1, 2019. Under international recommendations and in line with current practice, the minimum capital level will be determined as a percentage of risk weighted assets. The preliminary rule proposes two separate requirements for financial institutions: (i) principal capital or Tier 1 common equity, consisting mainly of shares and retained earnings, (ii) Tier I capital, which consists of principal capital plus other instruments capable of absorbing losses when the institution is operating, and (iii) Reference Equity, which consists of Tier I Capital plus other instruments to absorb losses in the case of an institution being liquidated.

154   Form 20-F – December 2011

Form 20-F

Additionally, the rules being discussed will probably include additional Principal Capital, which will act as the "prudential buffer" mentioned in Basel III. By the end of the transitional period in 2019, additional Principal Capital will have to be 2.5 to 5% of risk weighted assets, with the amount to be determined by the Central Bank depending on economic conditions. In normal market conditions, financial institutions must hold excess capital in relation to the minimum requirements in an amount greater than additional Principal Capital, as defined. Failure to comply with additional Principal Capital rules will lead to restrictions affecting distribution of bonuses, profit sharing and incentive compensation geared to the performance of institutions’ managements.

To facilitate understanding of changes that will be implemented, see the table below:

	Basel II	Brazil - at present	Basel III (minimum + additional requirement)
Principal Capital	2%	4.6%*	7.5% - 9.5%
Tier I	4% (*)	5.5%*	8.5% - 11%
Reference Equity	8% (*)	11%	10.5% - 13%
(*) Implicit limits

Under the current rule, Brazilian financial institutions, ourselves included, must hold a capital base (Reference Equity) of 11% or more of total RWA (Basel ratio) calculated using specific criteria determined by the Central Bank. On December 31, 2011,  our Basel ratio in consolidated financial terms, excluding our non-financial subsidiaries, was 15.03% of total RWA, which is higher than the 11% level required by the Central Bank.

The following table shows our capital positions as a percentage of total risk weighted assets, as well as our minimum capital requirements under Brazilian law, for the dates indicated. The table and the following information are based on generally accepted accounting principles in Brazil:

As of December 31,	R$ in thousands, except %
	2011	2010	2009
Capital – Tier I	12.4%	13.1%	14.8%
Capital – Tier II	2.7%	1.6%	3.0%
Total capital	15.1%	14.7%	17.8%
Available regulatory capital	71,475,542	56,146,028	55,927,598
Minimum regulatory capital required	52,158,869	41,892,806	34,509,052
Excess over minimum regulatory capital required	19,316,673	14,253,222	21,418,546

The increase in our available authorized capital from R$56,146 million as of December 31, 2010 to R$71,476 million as of December 31, 2011, was mainly due to: (i) R$7,288 million relating to capitalization of profit, after distributing dividends/interest on shareholder equity; (ii) R$1,500 million relating to the capital increase in cash; and (iii) a R$7,579 million increase in subordinated debts eligible as tier II regulatory capital.

The increase in our available authorized capital from R$55,928 million as of December 31, 2009 to R$56,146 million as of December 31, 2010, was mainly due to: (i) the R$6,653 million corresponding to profit capitalization, after the payment of dividends/interest on equity; partially offset by (ii) the R$3,003 million decrease relating to additional provision for doubtful accounts over the minimum required by the Central Bank, which is no longer considered as Tier I capital adjustment, pursuant to CMN Resolution No. 3,825/09, and (iii) the R$2,900 million decrease in subordinated debt eligible to Tier II Capital.

The surplus over our minimum capital requirement was R$19,317 million as of December 31, 2011, against R$14,253 million in 2010, and this increased surplus was mainly due to issuing subordinated debt eligible to comprise Tier II capital.

     Bradesco 155

Form 20-F

As of December 31 of each of 2009, 2010 and 2011, we were in compliance with all minimum capital requirements stipulated by the Central Bank. For a description of our capital requirements and Central Bank capital adequacy regulations see "Item 4.B. Business Overview-Regulation and Supervision-Bank Regulations-Principal limitations and restrictions on activities of financial institutions."

In recent years, we have maintained a significant position in short-term, highly liquid instruments, which in general have a zero or low risk weighting, thereby eliminating or significantly reducing the need to maintain capital against these assets. This position reflects the unfavorable credit environment that prevailed in Brazil during 2002, 2003 and the last quarter of 2008. If we were to increase significantly our loans and advances portfolio, we would be required to maintain capital against these assets which, depending on the capital position at that time, could reduce our capital as a percentage of risk-weighted assets.

Interest rate sensitivity

Management of interest rate sensitivity is a key component of our asset and liability policy. Interest rate sensitivity is the relationship between market interest rates and net interest revenue due to the maturity or re-pricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is considered balanced when an equal amount of these assets or liabilities matures or re-prices in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a negative effect on net interest income. Conversely, a positive gap denotes asset sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income. These relationships can change significantly from day to day as a result of both market forces and management decisions.

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

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2011 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

December 31, 2011	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	Over 5 years	Indefinite	Total
Interest‑earning assets
Financial assets held for trading	30,919,375	1,576,150	8,971,911	32,801,491	12,882,763	6,791,968	93,943,658
Financial assets available for sale	104,860	93,328	556,850	2,597,840	36,938,973	4,956,547	45,248,398
Investments held to maturity	607,926	-	125,886	207,601	3,169,574	-	4,110,987
Assets pledged as collateral	27,582,634	33,650,523	422,925	26,371,642	9,094,356	-	97,122,080
Loans and advances to banks	50,031,083	9,026,976	1,679,629	11,894,106	32,096	-	72,663,890
Loans and advances to customers (1)	27,131,957	59,846,865	37,859,217	89,002,676	15,148,742	21,657,381	250,646,838
Central Bank compulsory deposits	61,621,593	-	-	-	-	-	61,621,593
Other assets	-	-	-	-	532,501	-	532,501
Total interest‑earning assets	197,999,428	104,193,842	49,616,418	162,875,356	77,799,005	33,405,896	625,889,945
Interest‑bearing liabilities
Deposits from banks	104,847,296	21,549,272	14,475,429	58,745,664	4,089,498	-	203,707,159
Savings deposits (2)	59,656,319	-	-	-	-	-	59,656,319
Time deposits	13,529,525	13,788,522	11,507,322	84,284,286	1,018,986	-	124,128,641
Funds from securities issued	335,483	6,121,755	8,033,030	26,233,251	907,450	-	41,630,969
Subordinated debt	103,973	2,788,605	4,616,848	5,590,898	13,809,767	-	26,910,091
Insurance technical provisions and pension plans	75,346,103	1,697,496	475,194	21,593,528	-	-	99,112,321
Total interest‑bearing liabilities	253,818,699	45,945,650	39,107,823	196,447,627	19,825,701	-	555,145,500
Asset/liability gap	(55,819,271)	58,248,192	10,508,595	(33,572,271)	57,973,304	33,405,896	70,744,445
Cumulative gap	(55,819,271)	2,428,921	12,937,516	(20,634,755)	37,338,549	70,744,445	-
Ratio of cumulative gap to cumulative total interest‑earning assets	(8.9)%	0.4%	2.1%	(3.3)%	6.0%	11.3%
(1) For indefinite operations, it refers to credit card operations; and
(2) Savings deposits are classified as up to 30 days, without considering average historical urnover.

156   Form 20-F – December 2011

Form 20-F

Exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. As  of December 31, 2011  our net foreign currency liability exposure, considering off-balance-sheet derivative financial instruments, was R$16,280  million, or 27.4% of equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivative financial instruments.

Our foreign currency position arises mainly through our purchases and sales of foreign exchange (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum outstanding long and short foreign currency positions.

As of December 31, 2011, the composition of our assets, liabilities and equity by currency and term was as shown below. Our foreign currency assets are largely denominated in reais  but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

December 31, 2011	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	87,302,805	6,474,772	93,777,577	6.9%
Financial assets held for trading
Less than one year	41,041,190	426,246	41,467,436	1.0%
From one to five years	31,234,989	1,566,502	32,801,491	4.8%
More than five years	12,882,535	228	12,882,763	0.0%
Indefinite	9,445,387	-	9,445,387	-
Financial assets available for sale
Less than one year	708,404	46,634	755,038	6.2%
From one to five years	2,381,422	216,418	2,597,840	8.3%
More than five years	35,208,354	1,730,619	36,938,973	4.7%
Indefinite	4,956,547	-	4,956,547	-
Investments held to maturity
Less than one year	125,887	607,925	733,812	82.8%
From one to five years	207,426	175	207,601	0.1%
More than five years	3,157,189	12,385	3,169,574	0.4%
Assets pledged as collateral	93,592,545	3,529,535	97,122,080	3.6%
Loans and advances to banks	69,524,378	3,139,512	72,663,890	4.3%
Loans and advances to customers
Less than one year	132,907,516	10,464,999	143,372,515	7.3%
From one to five years	76,254,639	11,099,053	87,353,692	12.7%
More than five years	12,504,330	2,644,412	15,148,742	17.5%
Non-current assets available for sale	445,351	-	445,351	-
Investments in associated companies	2,360,314	30,152	2,390,466	1.3%
Property and equipment	4,250,980	16,238	4,267,218	0.4%
Intangible assets and goodwill	7,190,042	26,655	7,216,697	0.4%
Taxes to be offset	4,540,437	32,490	4,572,927	0.7%
Deferred income tax assets	16,904,473	188,915	17,093,388	1.1%
Other assets
Less than one year	12,040,967	8,922,185	20,963,152	42.6%
From one to five years	8,777,976	130,702	8,908,678	1.5%
More than five years	746,030	88,027	834,057	10.6%
Total	670,692,113	51,394,779	722,086,892	7.1%
Percentage of total assets	92.9%	7.1%	100.0%	-

     Bradesco 157

Form 20-F

December 31, 2011	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Equity
Deposits from banks
Less than one year	122,621,213	18,833,801	141,455,014	13.3%
From one to five years	57,109,406	1,636,258	58,745,664	2.8%
More than five years	3,479,574	609,924	4,089,498	14.9%
Deposits from customers
Less than one year	112,978,686	18,038,980	131,017,666	13.8%
From one to five years	82,038,510	2,245,776	84,284,286	2.7%
More than five years	844,161	174,825	1,018,986	17.2%
Financial liabilities held for trading
Less than one year	396,271	67,801	464,072	14.6%
From one to five years	172,779	3,293	176,072	1.9%
More than five years	107,066	-	107,066	-
Funds from securities issued
Less than one year	13,859,094	631,174	14,490,268	4.4%
From one to five years	19,236,724	6,996,527	26,233,251	26.7%
More than five years	125,273	782,177	907,450	86.2%
Subordinated debt
Less than one year	6,980,315	529,111	7,509,426	7.0%
From one to five years	4,108,377	1,482,521	5,590,898	26.5%
More than five years	9,417,351	4,392,416	13,809,767	31.8%
Insurance technical provisions and pension plans	99,111,138	1,183	99,112,321	0.0%
Other provisions	17,922,441	4,009	17,926,450	0.0%
Current income tax liabilities	2,747,504	11,474	2,758,978	0.4%
Deferred income tax liabilities	2,126,317	120,191	2,246,508	5.4%
Other liabilities (1)
Less than one year	46,804,880	3,346,504	50,151,384	6.7%
From one to five years	261,760	82,981	344,741	24.1%
More than five years	189,488	75,544	265,032	28.5%
Equity	59,382,094	-	59,382,094	-
Total	662,020,422	60,066,470	722,086,892	8.3%
Percentage of total liabilities and equity	91.7%	8.3%	100.0%
(1) Other non-interest bearing liabilities, whose primary components are technical reserves for insurance and pension plans and provision for contingent liabilities, are not a source of funding.

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

158   Form 20-F – December 2011

Form 20-F

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 20(c) to our consolidated financial statements in "Item 18. Financial Statements." As of December 31, 2011, the composition of our derivatives by currency was as follows:

December 31, 2011	R$ in thousands
	Reference amounts
	R$	Foreign currency	Total
Derivatives
Interest rate futures contracts
Purchases	38,265,325	-	38,265,325
Sales	167,790,622	-	167,790,622
Foreign currency futures contracts
Purchases	-	1,533,988	1,533,988
Sales	-	23,057,379	23,057,379
Futures contracts - other
Purchases	3,981	-	3,981
Sales	1,111,109	-	1,111,109
Interest rate option contracts
Purchases	11,169,630	-	11,169,630
Sales	11,288,350	-	11,288,350
Foreign currency option contracts
Purchases	-	577,532	577,532
Sales	-	1,031,848	1,031,848
Option contracts - other
Purchases	501,207	-	501,207
Sales	778,119	-	778,119
Foreign currency forward contracts
Purchases	-	12,559,145	12,559,145
Sales	-	9,365,155	9,365,155
Forward contracts - other
Purchases	7,012	-	7,012
Sales	85,827	-	85,827
Swap contracts
Asset position
Interest rate swaps	9,555,701	-	9,555,701
Currency swaps	-	16,220,132	16,220,132
Liability position
Interest rate swaps	10,461,799	-	10,461,799
Currency swaps	-	15,192,994	15,192,994

Capital expenditures

In the past three years, we have made, and expect to continue to make, significant capital expenditures related to improvements and innovations in technology and the Internet designed to maintain and expand our technology infrastructure in order to increase our productivity, accessibility, cost efficiency and our reputation as a leader in technological innovation in the financial services sector. We have made significant capital expenditures for systems development, data processing equipment and other technology designed to further these goals. These expenditures are for systems and technology for use both in our own operations and by customers.

     Bradesco 159

Form 20-F

The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

	R$ in thousands
	2011	2010	2009
Infrastructure
Land and buildings	88,148	120,051	36,906
Installations, properties and equipment for use	937,026	560,425	512,316
Security and communications systems	14,759	16,976	10,998
Transportation systems	14,232	2,866	4,211
SubTotal	1,054,165	700,318	564,431
Information Technology
Data processing systems	1,260,105	1,240,317	963,604
Financial leasing of data processing systems	448,497	441,552	442,281
SubTotal	1,708,602	1,681,869	1,405,885
Total	2,762,767	2,382,187	1,970,316

During 2011, we made R$2,763  million investments in capital expenditures, R$1,054  million of which were related to the acquisition of assets and R$1,709  million to telecommunications services and data processing expenses.

We believe that capital expenditures in 2012 through 2014 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2012 through 2014 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

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

160   Form 20-F – December 2011

Form 20-F

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Board of Directors and Board of Executive Officers

We are managed by our Conselho de Administração, or the Board of Directors and Board of Executive Officers. The Board of Directors establishes our corporate strategy and policies and supervises and monitors the Board of Executive Officers. In turn, the Board of Executive Officers implements the strategy and policies set by the Board of Directors and is responsible for our day-to-day management.

Our Board of Executive Officers currently comprises (i) the Diretoria Executiva and (ii) our officers, department officers and regional officers. The Diretoria Executiva consists of one president, six vice- presidents, nine managing officers and six associate officers.

Our nine-member Board of Directors meets on a regular basis every 90 days and meets on an extraordinary basis whenever necessary. It is responsible for:

•      approving, on a case-by-case basis, any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us;

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

The Diretoria Executiva meets weekly and is responsible for:

•      implementing the strategy and policies established by our Board of Directors; and

•      our day-to-day management.

Several members of our Board of Directors and the Diretoria Executiva also perform Management functions at our subsidiaries, including BRAM, Bradesco Financiamentos, Bradesco Consórcios, Bradesco BBI, Bradesco Leasing, BEM DTVM,  Bradesco Cartões, Bradesco Seguros and controlled companies. Each of these subsidiaries has an independent management structure.

Pursuant to Brazilian law, all members of our Board of Directors and Board of Executive Officers have been approved by the Central Bank.

The following are biographies of the current members of our Board of Directors and Diretoria Executiva.

Members of the Board of Directors:

Lázaro de Mello Brandão, Chairman: Born on June 15, 1926. Mr. Brandão is an economist and business administrator. In September 1942, Mr. Brandão was hired as a bookkeeper by Casa Bancária Almeida & Cia., the financial institution that became Banco Brasileiro de Descontos S.A. on March 10, 1943, and later became Banco Bradesco S.A. He has held a variety of positions during his banking career. In January 1963, he was elected as an Officer, and in September 1977, he was elected Vice-President. In January 1981, he assumed the position of CEO, succeeding Mr. Amador Aguiar, the founder of Bradesco. Since February 1990, he has served as the Chairman of our Board of Directors. In March 1999, he decided to step down as CEO, but has remained the Chairman of our Board of Directors. He also holds a variety of positions within Bradesco Organization, such as Chairman of the Board of Trustees and President of Fundação Bradesco; and Chairman of the Board of Directors and President of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition, he is the Chairman of the Board of Directors of Bradespar S.A. He has also served as President of the Banking Associations of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima, as Vice-President of the National Federation of Banks, known as "FENABAN," as a member of the Board of the Federation of Brazilian Banking Associations, known as "FEBRABAN" and as Chairman of the Board of Directors of Fundo Garantidor de Créditos - FGC and CIBRASEC - Companhia Brasileira de Securitização and a member of the consulting committee of VBC Participações S.A. and a member of the Managing Board of Banco do Espírito Santo, S.A., located in Lisbon, Portugal.

     Bradesco 161

Form 20-F

Antônio Bornia, Vice-Chairman: Born on November 22, 1935. High school graduate. Mr. Bornia started his career at Banco Bradesco S.A. in May 1952. Since then, he has held a variety of positions within Bradesco. In September 1975, he became an Associate Officer; in April 1979, he was appointed to an Executive Officer position; in June 1981, he became Vice-President and since March 1999 he has been the Vice-Chairman of our Board of Directors. He is Chairman of the Board of Directors of Bradesco Securities, Inc. (USA), Bradesco Securities UK Limited, Bradesco Securities Hong Kong Limited and Banco Bradesco Europa S.A.; and Vice-Chairman of the Board of Directors of Banco  BERJ S.A., Bradesco Leasing S.A. - Arrendamento Mercantil; and BSP Empreendimentos Imobiliários S.A. Vice-President of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social; Manager of Bradport-S.G.P.S. Sociedade Unipessoal, Lda.; Vice-Chairman of the Board of Trustees and Vice-President of Fundação Bradesco; Vice-Chairman of the Board of Directors and Vice-President of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also the Chairman of the Board of the ABEL - Associação Brasileira das Empresas de Leasing, and he previously held the position of Chief Executive Officer; Vice-Chairman of the Board of Directors of Bradespar S.A.; member of the Board of Directors of Banco Espírito Santo, S.A., headquartered in Lisboa, Portugal and member of the Brazilian Sector of the Brazil-United States Business Council. He has also served as an alternate member of the Board of Resources of the National Financial System, an agency related to the Treasury Ministry, as representative of the ABEL from July 1989 until July 1991 and from February 2000 to February 2002. He was also the Chairman of the Board of Directors of the FGC from January 2002 to January 2005, and Vice-Chairman of the Executive Board of the Latin American Leasing Federation - Felalease from August 2003 to October 2005; and CEO of the National Union of Leasing Companies, from September 1988 to April 2006; Vice-President and Vice-Chairman of the Board of Representatives of the National Confederation of the Financial System-CONSIF, from January 2004 to May 2007; and in CNF-National Confederation of the Financial Institutions, he held the positions of Chairman, Vice-Chairman and member of Board of Representatives and Vice-President, from September 1988 to March 2007.

Mário da Silveira Teixeira Júnior, Director: Born on March 4, 1946. Mr. Teixeira received a degree in civil engineering and business administration from Mackenzie Presbyterian University. In July 1971, Mr. Teixeira joined Bradesco S.A Corretora de Títulos e Valores Mobiliários, having served as an Officer from March 1983 until January 1984, when he was transferred to Banco Bradesco de Investimento S.A. and Banco Bradesco S.A. There, he was appointed Department Officer in January 1984; Managing Officer in March 1992; Vice-President in March 1998, and from March 1999 to July 2001, he served as a member of our Board of Directors, when he resigned to manage Bradespar S.A., a company incorporated by our partial spin-off. In March 2002, he returned to his position as a member of our Board of Directors, where he remains until today. Currently, he is also a member of the Board of Directors of Banco BERJ S.A. and Bradesco Leasing S.A. - Arrendamento Mercantil; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A.; an Officer of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social; member of the Board of Trustees and Managing Officer of Fundação Bradesco, member of the Board of Directors and Managing Officer of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, Mr. Teixeira is a member of the Board of Directors of Bradespar S.A., Vice-Chairman of the Board of Directors and member of the Strategic Committee of Vale S.A.; and Vice-Chairman of the Board of Directors of Valepar S.A. He has also served as Vice-President of ANBID - Associação Nacional dos Bancos de Investimento, member of the Management Board of ABRASCA - Brazilian Association of Publicly-held Companies, and Vice-Chairman of the Board of Directors of BES Investimento do Brasil S.A. - Banco de Investimento, member of the Board of Directors of Companhia Paulista de Força e Luz - CPFL, Companhia Piratininga de Força e Luz, Companhia Siderúrgica Nacional - CSN, CPFL Energia S.A., CPFL Geração de Energia S.A., Latasa S.A., São Paulo Alpargatas S.A., Tigre S.A. Tubos e Conexões, VBC Energia S.A. and VBC Participações S.A., and a voting member of the Board of Directors of Banco Espírito Santo de Investimentos S.A., located in Lisbon, Portugal.

João Aguiar Alvarez, Director: Born on August 11, 1960. Mr. Alvarez received a degree in agronomy from the Manuel Carlos Gonçalves College of Agronomy and Animal Husbandry in Espírito Santo do Pinhal, SP. In April 1986, he was elected to the Board of Directors of Cidade de Deus-Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and since April 1988, he has served as an Officer. Since February 1990, Mr. Alvarez has been a member of our Board of Directors and a member of the Board of Directors of Bradespar S.A. since March 2000. He is a member of the Board of Trustees and Associate Officer of Fundação Bradesco and member of the Board of Directors and Associate Officer of Institute of Diseases of the Digestive System and Nutrition (FIMADEN).

162   Form 20-F – December 2011

Form 20-F

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

Luiz Carlos Trabuco Cappi, Director: Born on October 6, 1951. Graduated from Faculdade de Filosofia, Ciências e Letras de São Paulo, with a graduate degree in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo. He began his career at Bradesco in April 1969 and has held a variety of positions within the banking sector, being elected as Officer in 1984. On March 10, 2009 he became Chief Executive Officer. He is also Chief Executive Officer of the others companies of Bradesco Organization. He is Chairman of the Board of Directors of Odontoprev S.A., President of the Council of Representatives and Executive Board of the National Confederation of Financial Institutions (CNF) and member of the Deliberative Council of FEBRABAN. He was the Chief Executive Officer of Bradesco Vida e Previdência and President of Grupo Segurador. He was also Chief Executive Officer of the Marketing and Funding Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança - ABECIP, of ANAPP - Associação Nacional da Previdência Privada, President of the Federação Nacional de Saúde Suplementar - FENASAÚDE, Vice-Chairman of the Board of Representatives of the Confederação Nacional das Instituições Financeiras - CNF, Member of the Deliberative Council of ABRASCA, Member of the Board of Directors of Banco Espírito Santo, S.A., headquartered in Lisbon, Portugal, Member of the Board of Directors of ArcelorMittal Brasil (former Companhia Siderúrgica Belgo-Mineira), Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização - CNSeg and sitting member of the Association Internationale pour I’Etude de I’Economie de I’Assurance - Association de Genève, Geneva, Switzerland, and member of the Honorable Council of ANSP - Academia Nacional de Seguros e Previdência.

Carlos Alberto Rodrigues Guilherme, Director: Born on December 21, 1943. Mr. Guilherme received a law degree from Pinhalense Education Foundation. He began his career in December 1957. Mr. Guilherme has held a variety of positions within the banking sector, such as Department Officer in March 1986, Associate Officer in March 1998, Managing Officer in March 1999 and member of the Board of Directors since March 2009. He is a member of the Board of Directors of Banco BERJ S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A.; Officers of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social. He is also a member of the Board of Trustees and a Managing Officer of Fundação Bradesco, member of the Board of Directors and a Managing Officer of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN) and a member of the Board of Directors of Bradespar S.A. Prior to that, he served as an Officer of Banco de Crédito Real de Minas Gerais S.A. from April 1998 until April 2003 and of Credireal Leasing S.A.-Arrendamento Mercantil from April 1998 to September 1999.

Milton Matsumoto, Director: Born on April 24, 1945. Mr. Matsumoto received a degree in business administration from UNIFIEO-University Center FIEO of Osasco. He began at Bradesco in September 1957. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Department Director in March 1985, Associate Officer in March 1998, a Managing Officer since March 1999 and he has been a member of the Board of Directors since March 2011. Member of the Boards of Directors of Banco BERJ S.A. and Bradesco Leasing S.A. - Arrendamento Mercantil; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A.; Director of NCF Participações S.A.; Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social. Also a Member of the Board of Governors and Managing Director of Fundação Bradesco. Member of the Board of Directors and managing director of Foundation for Digestive and Nutrition Diseases (FIMADEN). In addition to these activities, he is a member of the Board of Directors of Bradespar S.A.; and Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A. He was an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários; the first Secretary Director of the Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; deputy member of the Board of Directors of CPM Braxis S.A. and CPM Holdings Ltd.; and. Secretary Director of the union of the credit, financing and investing companies of the State of São Paulo of FENACREFI - Interstate Federation of Loan, Financing and Investment Institutions.

     Bradesco 163

Form 20-F

Ricardo Espírito Santo Silva Salgado, Director: Born on June 25, 1944. Mr. Salgado received a degree in economics from the Instituto Superior de Ciências Econômicas e Financeiras at  Universidade Técnica de Lisboa - Portugal. In June 2003, he was appointed to our Board of Directors. He is also a member of the Superior Council of the Espírito Santo group, Vice-Chairman of the Board of Directors and Executive President of Banco Espírito Santo, S.A. - Lisbon, Chairman of the Board of Directors of Espírito Santo Financial Group SA-Luxembourg, member of the Board of Directors of Banque Privée Espírito Santo SA-Lausanne  and Banque Espírito Santo Et de La Vénétie-Paris; Member of Nyse Euronext - N.Y.'s board and of IIEB - Institut Internacional d'Études Bancaries. He was the Chairman of the Board of Directors of BESPAR - Sociedade Gestora de Participações Sociais SA and PARTRAN - Sociedade Gestora de Participações Sociais; member of the Board of Directors of Espírito Santo Bank Ltd, Espírito Santo International SA - Luxembourg, Espírito Santo Resources-Nassau and of Banco Boavista Interatlântico S.A. (Brazil).

Members of the "Diretoria Executiva":

Luiz Carlos Trabuco Cappi, CEO: Mr. Trabuco also holds the position of CEO. His experience is described in "Members of the Board of Directors."

Julio de Siqueira Carvalho de Araujo, Vice-President: Born on December 10, 1954. High school graduate. Mr. Carvalho de Araújo began his career in March 1978 at Banco BCN S.A., an Institution that was acquired by us in 1997. He has held a variety of positions within the banking sector, such as being appointed in Banco Bradesco S.A. as an Officer in October 1989 and Vice-President from May 1995 to August 2000. Since August 2000, he has been our Vice-President. He also holds a variety of positions within Bradesco Organization, such as member of the Board of Trustees and Managing Officer of Fundação Bradesco and member of the Board of Directors and Managing Officer of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, he serves as a member of the Board of Directors of FGC; Member of the Board of Directors and coordinator of the Risk Committee of BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros; deputy member of the Board of Directors of Interbank Chamber of Payments – CIP, where he previously held the position of President, deputy member of Agribusiness Board (CONSAGRO); Vice-President and chair of the Banking Self-Regulatory Council of the Brazilian Federation of Banks (FEBRABAN); Vice-President and alternate delegate for CONSIF, of the Brazilian Federation of Banks (FENABAN); Vice-President of the Brazilian Institute of Banking Science (IBCB); Treasurer of the Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; and Officer of Confederação Nacional do Sistema Financeiro - CONSIF. He was effective member of the Board of Directors of Companhia Brasileira de Liquidação e Custódia (CBLC) and effective member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities - ABECIP.

Domingos Figueiredo de Abreu, Vice-President: Born on January 8, 1959. He received a degree in economics from College of Economic Sciences of Mogi das Cruzes and a degree in accounting from College of Economic Sciences and Administration of Osasco – FAC - FITO, with a postgraduate degree in Financial Administration (CEAG) from Fundação Getulio Vargas and an MBA in Finance from Insper – Instituto de Ensino e Pesquisa. Mr. Abreu began at Banco Bradesco S.A. in December 1981. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Department Officer in June 2001, a Managing Officer in March 2002 and Vice-President in June 2009. Mr. Abreu is also a member of the Board of Trustees and a Managing Officer of Fundação Bradesco, member of the Board of Directors and a Managing Officer of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also Member of the Board of Directors of IBRI – Brazilian Institute of Investor Relations,formerly Vice-President and Regional Officer in São Paulo, Member of ABRASCA's managing board and Member of CPM Holdings Limited's Board of Directors. He was officer of Banco BCN S.A. and deputy member of CPM Braxis S.A.'s Board of Directors, where he was also a member of the Board of Technical Administration.

164   Form 20-F – December 2011

Form 20-F

José Alcides Munhoz, Vice-President: Born on July 23, 1948. High school graduate. Mr. Munhoz began at Bradesco in October 1970. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Officer in March 1989, Department Officer in January 1995, Associate Officer in March 1998, Managing Officer in March 1999 and in January 2012, Vice-President Officer, the position he currently holds. He is a member of the Board of Trustees of Fundação Bradesco, member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN), BBD Participações S.A. and the Strategy Committee of BSP Empreendimentos Imobiliários S.A. He was Managing Officer of Banco Bradesco Financiamentos and BP Promotora de Vendas Ltda. He was also Officer of Bradesco Consórcios Ltda., current Bradesco Administradora de Consórcios Ltda.

Aurélio Conrado Boni, Vice-President: Born on July 19, 1951. Business Administration technician. He began at Bradesco in February 1971. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Department Officer in December 1997, Managing Officer in December 2001 and Vice-President, the position he currently holds, in January 2012. Mr. Boni is also a member of the Board of Trustees of Fundação Bradesco, Member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN) and BBD Participações. He is also Managing Officer of Bradesco Seguros S.A.

Sérgio Alexandre Figueiredo Clemente, Vice-President: Born on June 7, 1959. Graduated in Mechanical Engineering from PUC-Pontifícia Universidade Católica de Minas Gerais (Catholic University of Minas Gerais), with an executive MBA in Finance from IBMEC (Capital Markets Brazilian Institute) and Specialization in Finance through the Executive Management Development Program (PDG), administered by the Business Development Corporation. He attended the Advanced Management Program (PGA), administered by Fundação Dom Cabral and INSEAD. Mr. Clemente joined Banco BCN S.A. in May 1996 as Assistant Officer. In December 1997, he was elected Officer. With the acquisition of BCN, he joined the Banco Bradesco S.A. staff, having been elected Department Officer in March 2000, as the person responsible for the Corporate Department. In December 2006, became Managing Officer, and Vice-President, in January 2012, position he currently holds. He is a member of the Board of Trustees of Fundação Bradesco and of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Also an alternate member of the Board of Directors of Sete Brasil Participações S.A.

Marco Antonio Rossi, Vice-President: Born on March 7, 1961. Holds a degree in Marketing Management Technology, a "latu sensu" postgraduate qualification in Client Management from Universidade Paulista (UNIP) and a "latu sensu" postgraduate qualification in Advanced Strategic and Geopolitical Studies from Fundação Armando Alvares Penteado (FAAP). Joined Bradesco Vida e Previdência S.A. in July 1981, where he rose through all career levels and in January 1999 was elected to the positions of director in May 2001, managing director and chief executive officer in August 2002, where he remained until March 2010. In January 2012 he was elected Vice-President of Banco Bradesco S.A.. Chief Executive Officer of Bradesco Seguros S.A., Bradseg Participações Ltda., Atlântica Companhia de Seguros and BSP Affinity Ltda.; and director of BP Promotora de Vendas Ltda., participating in the senior managements of other Bradesco insurance and pensions companies. Also chair of the Board of Directors of Europ Assistance Brasil Serviços de Assistência S.A., Vice-President of the Board of Directors of Odontoprev S.A., President of the National Federation of Private Pensions and Life Insurance (Fenaprevi), Vice-President of the National Federation of Private Insurance and Capitalization bonds (Fenaseg) and member of the Board of the Commercial Association of Rio de Janeiro.

     Bradesco 165

Form 20-F

Candido Leonelli, Managing Officer:  Born on June 27, 1947. Mr. Leonelli received an undergraduate degree in Electronic Engineering from Escola de Engenharia Mauá and a postgraduate degree in Financial Administration from FEA/USP, Macroeconomics from FGV/SP and Advanced Management Program, International Senior Management Program from Harvard Business School. Mr. Leonelli joined Bradesco in January de 1980 as a Marketing Officer of Scopus Tecnologia Ltda. In August 1997, he was elected a Department Officer of Bradesco, position held until April 1998 together with the positions of member of the Board of Directors and CEO of Scopus. From May 1998 to June 2009, he remained as a Department Officer at Bradesco. In July 2009, he was appointed the Managing Officer of Bradesco, and also holding the position of CEO at Scopus. He is a member of the Board of Trustees of Fundação Bradesco and the Board of Directors of Institute of Diseases of the Digestive System and Nutrition. Also a Member of the Board of Directors of MPO - Processadora de Pagamentos Móveis S.A. and NCR Brasil - Indústria de Equipamentos para Automação S.A. He was a Deputy Member of the Board of Directors of Tecnologia Bancária S.A.; member of the Board of Directors, CEO, Administrative Officer and Controller of Scopus Informática S.A. and CEO of DIGILAB - Laboratório Digital Ltda.

Maurício Machado de Minas, Managing Officer:  Born on July 1, 1959. Holds a degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo - USP (1981), and specialization in Data Communications and Software Development in the United States (1987-1988), and university extension courses at Wharton Business School (1996 - Finance) and Columbia University (2001 - General Management). Joined Banco Bradesco S.A. in July 2009 as managing officer responsible for Business Technology, Innovation, R&D, IT Architecture and Application Development. Member of Board of Directors of Foundation for Digestive and Nutrition Diseases (FIMADEN). Also an alternate member of the Board of CPM Braxis S.A. (a Cap Gemini company), having previously held the position of Executive Vice-President and COO (Chief Operations Officer), where he was responsible for all operational units and for CPM International. Also an alternate member of the Boards of Directors of Fidelity Processadora e Serviços S.A. and MPO - Processadora de Pagamentos Móveis S.A.; and member of the Board of Directors of NCR Brasil - Indústria de Equipamentos para Automação S.A. Formerly Senior Analyst with Banco Itaú and head of Support Services of a group of Brazilian IT companies (Polymax, Flexidisk, Eletrodigi).

Alexandre da Silva Glüher, Managing Officer:  Born on August 14, 1960. Mr. Glüher received a degree in Accounting Sciences from Universidade Federal do Rio Grande do Sul, and a degree in Business Administration from Universidade Luterana do Brasil (ULBRA), and the Advanced Management Program - University of Pennsylvania - The Wharton School. He joined Banco Bradesco S.A. in March 1976, and was elected Regional Officer in August 2001, Department Officer in March 2005, Associate Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. Member of the Board of Trustees of Fundação Bradesco and member of the Board of the Foundation for Digestive and Nutrition Diseases (FIMADEN). Also alternate Vice-President of the Board of Directors of Fidelity Processadora e Serviços S.A. From November 2005 to November 2007, he was an alternate member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities (ABECIP).

Alfredo Antônio Lima de Menezes, Managing Officer: Born on June 16, 1962. Graduated in Business Administration from Faculdades Integradas Tibiriçá (FATI). Started his career as a junior trader with Banco BCN S.A. in May 1985, and was promoted to Officer. Elected Department Officer of Banco Bradesco S.A.  in January 2001, elected Adjunct Executive Director December 2010 and managing officer, the position he currently holds, in January 2012. Member of the Board of Fundação Bradesco and member of the Board of Foundation for Digestive and Nutrition Diseases (FIMADEN). Also Chairman of the Advisory Chamber for Fixed Income, Foreign Exchange and Derivatives of BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, and former full member of the advisory chambers  of the securities, exchange and financial assets clearinghouses. Formerly Vice-president of the Operational and Ethics Committees and Officer of the Brazilian Association of Financial Market Institutions (ANDIMA); Full member of the Board of Directors of the CentralClearing de Compensação e Liquidação S.A.; member of the Board of Directors of CETIP S.A. (Derivatives and Assets OTC); and member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities (ABECIP).

166   Form 20-F – December 2011

Form 20-F

André Rodrigues Cano, Managing Officer: Born on July 22, 1958. Graduated in Business Administration from Faculdades Metropolitanas Unidas (FMU), MBA-Controller from the Institute of Accounting, Finance and Actuarial Research (FIPECAFI, FEA-USP), and the Advanced Management Program - Harvard Business School. Mr. Cano joined Bradesco in April 1977 and was elected Department Officer in December 2001. Elected Officer of Banco Bradesco Financiamentos S.A. in September 2008, remaining in this position until his return to Bradesco as Department Officer in December 2009. Elected Adjunct Managing Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. Member of the Board of Fundação Bradesco and the Board of directors of the Foundation for Digestive and Nutrition Diseases (FIMADEN). Also member of the Curator Council of the National Quality Foundation (FNQ). Formerly director and full member of the Board of Directors of TECBAN - Tecnologia Bancária S.A.; Full member of the Fiscal Council of Tele Celular Sul Participações S.A.; Alternate member of the Fiscal Council of Tele Nordeste Celular Participações S.A.; and Executive Officer of ACREFI - Associação Nacional das Instituições de Crédito, Financiamento e Investimento.

Josué Augusto Pancini, Managing Officer: Born on April 14, 1960. Mr. Pancini received a degree in Mathematics from Centro Universitário da Fundação de Ensino Octávio Bastos – Feob - UNIFEOB, with a lato sensu postgraduate degree in Business Economics - Finance from Pontifícia Universidade Católica de Campinas - PUC - Campinas. He joined Banco Bradesco S.A. in July 1976, and was elected Regional Officer in July 1997, Department Officer in July 2003, Associate Officer in December 2010 and Adjunct Officer in December 2010, and Managing Officer, the position he currently holds, in January 2012. Member of the Boards of Fundação Bradesco and Foundation for Digestive and Nutrition Diseases (FIMADEN). Formerly alternate member of the Deliberative Board of ABECIP - Brazilian Association of Real Estate Credit and Savings Entities.

Luiz Carlos Angelotti, Managing Officer:  Born on November 16, 1964. Mr. Angelotti received a degree in Accounting and Actuarial Sciences from the School of Economics and Business Administration, Universidade de São Paulo, Law from UNIFIEO - Centro Universitário FIEO, and MBA in Finance from Insper – Instituto de Ensino e Pesquisa. He joined Banco Bradesco S.A. in November 1987, and was elected Department Officer in March 2002, Associate Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. Member of the Boards of Trustees of Fundação Bradesco and Foundation for Digestive and Nutrition Diseases (FIMADEN). He is also an alternate member of the Board of Directors of Integritas Participações S.A. Formerly alternate member of the fiscal council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

Marcelo de Araújo Noronha, Managing Officer: Born on August 10, 1965. Graduated in Business Administration from Universidade Federal de Pernambuco (UFPE), with a Specialization in Finance from Brazilian Capital Markets Institute (IBMEC) and the Advanced Management Program AMP at the Instituto de Estudios Empresariales (IESE), Universidade de Navarra in Barcelona. Mr. Noronha started his career at Banorte and has worked in the financial market for over 25 years. From July 1996, acted as head of sales with Banco Alvorada S.A., formerly Banco Bilbao Vizcaya Argentaria Brasil S.A. and was promoted to Vice-president for products, trade finance, middle market and retail. Elected Department Officer of Banco Bradesco S.A. in February 2004. Elected Adjunct Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. Member of the Board of Fundação Bradesco and member of the Board of Foundation for Digestive and Nutrition Diseases (FIMADEN). Also chairman of the Boards of Directors of CBSS - Companhia Brasileira de Soluções e Serviços (Visa Vale issuer), of Crediare S.A. - Crédito, Financiamento e Investimento, Leader S.A. Administradora de Cartões de Crédito, and Elo Participações S.A. (the ELO card flag); Full member of the Board of Directors of Cielo S.A.; Member of the Board of Directors of MPO - Processadora de Pagamentos Móveis S.A.; Director of the Brazilian Association of Credit Card and Services Companies (ABECS) and chair of its Ethics and Self-Regulatory Council; and member of the Latin America and Caribbean Advisory Council of Visa International.

Nilton Pelegrino Nogueira, Managing Officer:  Born on May 7, 1954. Graduated in Business Administration from Universidade Presbiteriana Mackenzie, SP. Mr. Nogueira joined Banco Bradesco S.A. in July 1973. Elected Regional Officer in February 1995, remained in the position until September 2000, when he was elected Officer of Banco BCN S.A., a financial institution acquired by Bradesco in December 1997, and remained in the position until March 2002, when he returned to Bradesco and was elected Department Officer. Elected Adjunct Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. Member of the Board of Fundação Bradesco ; Member of the Board of Directors of Foundation for Digestive and Nutrition Diseases (FIMADEN); Superintendent of Bradesco Administradora de Consórcios Ltda.; and member of the Business Development Committee of BSP Empreendimentos Imobiliários S.A. Formerly Officer of Banco Boavista Interatlântico S.A, and of Banco das Nações S.A.; effective member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado and Top Clube Bradesco, Segurança, Educação e Assistência Social; and alternate member of the deliberative council of the Brazilian Association of Housing Finance and Savings Entities (ABECIP).

     Bradesco 167

Form 20-F

Altair Antônio de Souza, Associate Officer: Born on March 26, 1961. Graduated in Law from Universidade Bandeirante de São Paulo (UNIBAN). Started his career with Banco Bradesco S.A. in July 1975, elected Director in August 1998, and Department Officer in January 2009, responsible for Products and Services Marketing Department and subsequently Bradesco Varejo Department. Elected Associate Officer, the position he currently holds, in January 2012. Member of the Board of Trustees of Fundação Bradesco. Also full member of the Board of the São Paulo Industrial Employers Association (Centro das Indústrias do Estado de São Paulo, CIESP). Former president and vice-president of the Association of Banks of the State of Bahia.

André Marcelo da Silva Prado, Associate Officer: Born on December 6, 1961. Graduated in Production Engineering from Universidade Federal do Rio de Janeiro and holds an MBA in Finance from IBMEC / RJ. He joined Banco Boavista Interatlântico S.A. in May 1997 as executive manager and reached the position of director there. Moved to Banco Bradesco S.A. as Executive Superintendent of Bradesco Corporate Department in March 2001. Elected Department Officer in December 2009. Elected Associate Officer, the position he currently holds, in January 2012. Member of the Board of Trustees of Fundação Bradesco.

Denise Pauli Pavarina, Associate Officer: Born on April 14, 1963. Graduated in Economics from Faculdade Armando Álvares Penteado - (FAAP) and Law from Universidade Paulista (UNIP), with an Executive MBA in Finance from Insper – Instituto de Ensino e Pesquisa. Started her career in March 1985, with Banco Bradesco de Investimento S.A. a financial institution that was absorbed by Banco Bradesco S.A. in November 1992. At Bradesco, she held the positions of Underwriting Manager and Department Manager of Portfolio Management. Promoted to the position of Executive Superintendent in September 1996, and elected Department Officer in January 2001. Elected Director of Banco Bradesco BBI S.A. in June 2006, and Managing Director in January 2007, remaining until December 2009, when she returned to Bradesco, and was elected Department Officer in charge of Portfolio Management. Elected Associate Officer, the position she currently holds, in January 2012. Also an Officer of Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, having previously held the position of its Superintendent; and member of the Board of Trustees of Fundação Bradesco. In addition to these activities, she is vice-president of the Brazilian Association of Financial and Capital Market Entities (ANBIMA), and chair of the Funds Industry Regulatory and Best Practices Council. Formerly member of the Board of Directors of Cielo S.A., Bica de Pedra Industrial S.A., Companhia Siderúrgica Belgo-Mineira, CPM Braxis S.A., Latasa S.A., and São Paulo Alpargatas S.A.; Alternate member of the Board of the Brazilian Association of Listed Companies (ABRASCA); Member of the advisory Board of the Brazilian Association of Brokers and Dealers in Securities, Foreign Exchange and Commodities (ANCORD); Director of UGB Participações S.A.; and director for Institutional Relations and Board member of the Association of Capital Market Investment Analysts (APIMEC) in São Paulo.

Luiz Fernando Peres, Associate Officer: Born on September 30, 1950. Graduated in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC-FITO). Started his career in November 1971 as Assistant II in the Economic Research Department of Banco BCN S.A., where he reached the position of director in July 1990. When BCN was taken over, he joined the staff of Bradesco and was elected Department Officer in June 1999 as head of Credit Department, and Associate Officer, the position he currently holds, in January 2012. Member of the Board of Trustees of Fundação Bradesco. Also a member of the Board of Serasa S.A. and a full member of the Investment Committee of the Investment Fund of the Length of Service Guarantee Fund (FI-FGTS). Formerly Executive Director of Fundação Francisco Conde, member of the fiscal council of Instituto Assistencial Alvorada, alternate member of the fiscal council of Finasa Sports Association (ADC Finasa), member of the Board of Estruturadora Brasileira de Projetos S.A. - EBP, member of the Board of Directors of Aço Minas Gerais S.A. - Açominas, member of the Board of Directors of the Special Agency for Industrial Financing (FINAME/BNDES) representing commercial banks, and director for the Credit Policy sector of the Brazilian Federation of Banks (FEBRABAN).

Moacir Nachbar Junior, Associate Officer: Born on April 5, 1965. Holds a degree in Accounting and a postgraduate qualification in Financial Management from Faculdade Campos Salles, and an MBA - Controller from Universidade de São Paulo. He began his career with Banco Bradesco S.A. in June 1979. In March 2005, in the General Accounting Department, he was elected Department Officer and started reporting to the Operational Control Department in November 2009, and to the Internal Auditing Department in July 2010. Elected Associate Officer, the position he currently holds, in January 2012. Member of the Board of Trustees of Fundação Bradesco. He is a director of Boavista Prev - Fundo de Pensão Multipatrocinado, a multi-sponsor pension fund, having previously held the position of member of its fiscal council. Also alternate member of the fiscal council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

168   Form 20-F – December 2011

Form 20-F

Octávio de Lazari Júnior, Associate Officer: Born on July 18, 1963. Graduated in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC-FITO) and took an MBA-BRADESCO specialization course in Financial and Marketing Strategies at Fundação Instituto de Administração (FIA - FEA/USP). He joined Banco Bradesco S.A. in September 1978. He was promoted to the position of Executive Superintendent in December 1998, and elected Director in May 2009, Department Officer in August 2010, and Associate Officer, the position he currently holds, in January 2012. Member of the Board of Trustees of Fundação Bradesco. Also chair of the board of the Brazilian Association of Housing Finance and Savings Entities (ABECIP), member of the advisory board of the Brazilian chapter of the International Federation of Real Estate Professions (FIABCI / BRASIL), full member of the Credit Policy Committee of the Brazilian Federation of Banks (FEBRABAN) and alternate member of the Investment Committee of the Length of Service Guarantee Fund (FGTS). Formerly full member of the fiscal council of the Bradesco Employees Beneficent Fund (Caixa Beneficente) and full member of the advisory board of the official Worker Assistance Fund (CODEFAT).

6.B. Compensation

At Shareholders' meetings, the shareholders of Bradesco and its subsidiaries establish the maximum global compensation of the members of the Board of Directors and Board of Executive Officers, constituted of Executive Officers, Department Officers, Officers and Regional Officers of Bradesco and its subsidiaries for the ensuing year. In 2011, our shareholders set the global compensation for the Board of Directors and Board of Executive Officers of Bradesco and its subsidiaries at R$364.1 million.

In 2011, the directors and the Board of Executive Officers of Bradesco and its subsidiaries received aggregate compensation of R$351.9 million for their services, whether as members of the Board of Directors or Board of Executive Officers, as applicable, or as providers of services to our subsidiaries. No part of the aggregate compensation was paid as part of a profit sharing plan or in the form of stock options.

The directors and the Board of Executive Officers of Bradesco and its subsidiaries have the right to participate in the same pension plans available to all our employees. In 2011, we contributed R$339.1 million to pension plans on behalf of the directors and the Board of Executive Officers of Bradesco and its subsidiaries.

6.C. Board Practices

Our shareholders elect the members of our Board of Directors at the annual general shareholders meeting for one-year terms and members may be reelected for consecutive terms. The Board of Directors appoints the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

To become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of 10 consecutive years and be less than 65 years old at the time of appointment. The Board of Executive Officers, besides the Executive Officers, consists of 44 department officers, 9 officers and 16 regional officers. Department officers, officers and regional officers direct the business of each of our various divisions and branches and report to the Diretoria Executiva. To become a department officer, officer or regional officer, a person must be an employee or manager at Bradesco or one of our affiliates. Department officers have to be less than 62 years old, and in the case of officers or regional officers, less than 60 years old, at the time of appointment. Our Board of Directors may, for up to 25.0% of the members of our Board of Executive Officers, waive the fulfillment of certain requirements for their appointment, as follows:

I Executive Officers – the Board of Directors can waive the requirement pursuant to which the person should be an employee of Bradesco or any of its affiliates for at least 10 years. Notwithstanding the above, such requirement cannot be waived for persons to be appointed as Presidents or Vice-Presidents; and

     Bradesco 169

Form 20-F

II Department Officers, Officers and Regional Officers – the Board of Directors can waive the requirement pursuant to which the person should be an employee or member of the management of Bradesco or any of its affiliates.

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

Our fiscal council has three sitting members (Ricardo Abecassis Espírito Santo Silva - Coordinator; Domingos Aparecido Maia and Nelson Lopes de Oliveira) and three alternates (Renaud Roberto Teixeira, João Batistela Biazon and Jorge Tadeu Pinto de Figueiredo) all of whom were elected in March 2012 and whose terms will expire in March 2013. In accordance with Brazilian Corporate Law, our fiscal council has the right and obligation to, among other things:

•      supervise, through any of its members, the actions of our managers and to verify their fulfillment of their duties;

•      review and issue opinions regarding our financial statements prior to their disclosure, including the Notes to the financial statements, the independent auditor's report and any management reports;

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

•      inform our management of any error, fraud, or misdemeanor detected and suggest measures management should take in order to protect our main interests. If our management fails to take the measures required to protect the company's interests, inform the Shareholders’ meeting of these facts; and

•      call general shareholders' meetings if management delays the general shareholders' meeting for more than one month and call Special Shareholders' Meetings in case of material or important matters.

170   Form 20-F – December 2011

Form 20-F

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

Audit Committee – Pursuant to our bylaws and to Central Bank regulations since April 2004, we have appointed members of the Audit Committee, which may be comprised of three (3) to five (5) members, each of whom serves a term that can be renewed, in successive appointments, up to a limit of five (5) years, as of the date the member first takes the office. Our Audit Committee members are appointed by, and may be dismissed by, the Board of Directors. The current members of the committee are Carlos Alberto Rodrigues Guilherme, who acts as coordinator, Romulo Nagib Lasmar and Osvaldo Watanabe, who act as members with no specific designation and José Lucas Ferreira de Melo, who is the Audit Committee financial expert. Out of the following members, only Mr. Carlos Alberto Rodrigues Guilherme is a member of the Board of Directors.

In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors of a company. As a result, as specified in Section 3(a)(58) of the Exchange Act, our Board of Directors functions as our Audit Committee for purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee cannot be compared to the audit committees of American companies in terms of commitment from our independent auditors in audit and non-audit services, we have relied on the exemption set forth in Exchange Act Rule 10A - 3(c)(3) in this regard. For more information see "Item 16.D. Exemptions from the listing standards for Audit Committees."

The responsibilities of the Audit Committee include:

•      establishing its own rules of operation;

•      recommending to the Board of Directors, which outside firm should be hired to provide independent audit services, the amount of compensation such firm should receive and providing recommendations as to substitute auditors;

•      previously analyze plans to retain the Organization's independent auditor for services other than auditing financial statements, from the point of view of compliance with rules on independent status;

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

•      meeting with the management and both the independent and the internal auditors at least quarterly;

•      assessing the management’s responsiveness to any recommendations made by both the independent and internal auditors;

•      advising the Board of Directors regarding any conflicts between the independent auditors and the Board of Executive Officers;

•      recommending policies, practices and procedures for improving the performance of our management; and

•      following up by occasion of its meetings, on its recommendations and requests for information, including the planning of the respective auditing works in order to turn into minutes the content of such meetings.

     Bradesco 171

Form 20-F

Internal Control and Compliance Committee – The Internal Control and Compliance Committee has up to twelve (12) members, each with a term of one (1) year. Members are appointed and replaced by the Board of Directors. The committee's primary responsibility is to assist the Board of Directors with the performance of its duties related to the adoption of strategies, policies and measures governing internal controls, mitigation of risks, and compliance with applicable rules.

Compensation Committee – The Compensation Committee has three (3) to seven  (7) members, all of whom are members of Bradesco's Board of Directors. Only 1 (one) committee member is neither on the board of directors nor on the Board of Executive Officers. All mandates are for 1 (one) year and one of the members must be designated Coordinator. Members are appointed by and replaced by the Board of Directors. The committee's primary responsibility is to provide the Board of Directors with proposed policies and guidelines.

Ethics Committee – The Ethics Committee is comprised of up to sixteen (16) members, each of whom serves for a one-year (1) term. Members are appointed and may be replaced by the Board of Directors. The committee's primary responsibility is to propose actions to ensure the enforcement of our Corporate and Sector Codes of Ethics and to promote awareness of it by our employees and management.

Integrated Risk Management and Capital Allocation Committee – The Integrated Risk Management and Capital Allocation Committee currently has eight (8) members, each of whom serves a one-year term. Members are appointed and dismissed by the Board of Directors. This committee's primary responsibility is to advise the Board of Directors in the performance of its duties related to the approval of institutional policies and operational guidelines, and to establish of risk exposure limits to ensure their effective management within the Organization in the sense of the consolidated economic financial entity.

Ombudsman

At the Special Shareholders' Meetings held on August 24, 2007, our shareholders formalized the creation of the Ombudsman. Previously the Company had an informal Ombudsman. The Ombudsman works on behalf of all the institutions within the Organization authorized to operate by the Central Bank. There is one (1) Ombudsman, with a one-year (1) term. The Ombudsman is appointed and dismissed by the Board of Directors.

The Ombudsman is responsible for:

•      checking strict compliance with legal and regulatory rules related to consumer's rights and acting as a communication channel among the institutions comprising the Organization authorized to operate by the Central Bank and customers and users of its products and services, including mediating conflicts;

•      receiving, registering, instructing, analyzing and formally and properly dealing with complaints of customers and users of products and services of the abovementioned institutions, not resolved by the usual services offered by the branches or by any other service station;

•      giving necessary clarifications and replying to claimants regarding the status of complaints and the solutions offered;

•      informing claimants of the term for the final answer, which should not exceed 15 days;

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

In March 2010, the Central Bank issued new rules related to the implementation and operation of Ombudsman’s Offices in financial institutions with specific procedures regarding service to individual and corporate customers classified as micro companies. The rules for our Ombudsman’s duties comply with those provisions.

According to our bylaws and in order to comply with the rules of the Central Bank, in November 2009, Júlio Alves Marques was appointed Ombudsman, as well as Department Officer, positions which he already held since May 2009, which were confirmed by the Special Shareholders' Meeting held on March 9, 2012, with a one-year term.

172   Form 20-F – December 2011

Form 20-F

6.D. Employees

As of December 31, 2011, we had 104,684 employees, of which 86,263 were employed by us and 18,421 were employed by our subsidiaries, as compared to 95,248 employees as of December 31, 2010 and 85,072 employees as of December 31, 2009.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

December 31,	2011	2010	2009
Total number of employees	104,684	95,248	85,072
Number by category of activity
Banking
Bradesco	86,263	75,375	68,962
Insurance activities	5,950	5,824	5,293
Pension plan activity	1,658	1,635	1,625
Other categories	10,813	12,414	9,192
Number by geographic location
Cidade de Deus, Osasco	12,385	11,780	11,149
Alphaville, Barueri	1,627	1,459	1390
São Paulo	19,813	18,759	17,079
Other locations in Brazil	70,426	63,122	55,335
International	433	128	119

Our part-time employees work six hours a day, while our full-time employees work eight hours a day. We had 37,262 part-time employees and 67,422 full-time employees as of December 31, 2011 compared to 31,358 part-time employees and 63,890 full-time employees as of December 31, 2010, and 28,287 part-time employees and 56,785 full-time employees as of December 31, 2009.

We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. In filling all positions, we give preference to candidates from within Bradesco, including for middle management and senior positions, but we also hire outside professionals to a lesser extent.

As of December 31, 2011, approximately 46% of our employees were associated with one of the labor unions that represent bank or insurance employees in Brazil. We consider our relations with our employees as well as with the labor unions to be good, in large part due to our philosophy of internal recruiting and transparency in communication. We are party of two collective bargaining agreements: one relating to our banking employees and the other to our insurance sector employees.

We offer our employees benefits which include Bradesco health and dental plans enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, retirement and pension plans, and subsidized life and accident insurance. We also have a team of social workers who work with our employees and their dependents. To ensure added social and psychological support for employees and their dependents, Bradesco has introduced a new channel for assistance in the form of a 0800-number help line called "Live well"(Viva Bem) that deals with personal issues, work-related, family and relationship problems. This toll-free line is available 24/7 and calls are 100% confidential. These benefits are available regardless of an employee's position. Currently, 32% of our employees participate in our pension plan Bradesco Vida e Previdência. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

     Bradesco 173

Form 20-F

We also offer professional training to our employees. In 2011, we invested R$161.0 million in professional training with a total of approximately 2 million participations. In 2010, we invested R$107.1 million in training with 1.8 million participations. Our professional training department prepares and delivers personnel professional formation and development courses in operating, technical and behavioral areas.

6.E. Share Ownership

As of December 31, 2011, the members of our Board of Directors and Board of Executive Officers indirectly held 3.44% of our voting capital and 1.76% of our total capital stock, in the aggregate, through a company called BBD Participações S.A. (the current name of Elo Participações e Investimentos S.A.), or "BBD." In addition, some of our directors and executive officers directly hold shares of our capital stock. However, as of December 31, 2011, none of our directors and executive officers individually owned, directly or indirectly, more than 1.4% of any class of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2011, our capital stock was composed of 1,912,397,390 common shares (2,487,000 treasury shares) and 1,912,397,191 preferred shares (4,466,400 treasury shares), with no par value.

For information on shareholders' rights and our dividend distributions, see "Item 8.A. Consolidated Statements and Other Financial Information - Policy on dividend distributions" and "Item 10.B. Memorandum and Articles of Incorporation - Organization - Allocation of net income and distribution of dividends."

The following chart illustrates our capital ownership structure as of December 31, 2011:

174   Form 20-F – December 2011

Form 20-F

Cidade de Deus Participações, a holding company, directly owns 48.66% of our voting capital and 24.38% of our total capital stock. Cidade de Deus Participações, in turn, is owned by the Aguiar family, Fundação Bradesco, and another holding company, Nova Cidade de Deus Participações S.A., or "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and BBD.

In June 2011, NCF Participações S.A., (or “NCF”) bought 5.4% of our voting capital from BES. Apart from this, there has been no significant change in the percentage ownership held by any major shareholders in the last five years.

The following table shows the direct ownership of our outstanding common and preferred shares on March 30, 2012. For more information, see "Item 7.A. Major Shareholders."

Shareholders mentioned in the following table, except for the members of the Diretoria Executiva or the Board of Directors, directly hold five percent or more of our securities with voting rights.

Shareholder	Number of shares, except %
	Number of common shares	% of common shares	Number of preferred shares	% of preferred shares	Total Number of shares	% of total shares
Cidade de Deus Participações	929,431,290	48.7%	1,451,888	0.1%	930,883,178	24.4%
Fundação Bradesco(1)	325,880,935	17.1%	0	0.0%	325,880,935	8.5%
NCF Participações	156,757,494	8.2%	47,092,021	2.5%	203,849,515	5.3%
Subtotal	1,412,069,719	73.9%	48,543,909	2.5%	1,460,613,628	38.3%
Members of the Board of Directors
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Antônio Bornia	(*)	(*)	(*)	(*)	(*)	(*)
Mário da Silveira Teixeira Júnior	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Ricardo Espirito Santo Silva Salgado	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors
Members of the Diretoria Executiva
Julio de Siqueira Carvalho de Araujo	(*)	(*)	(*)	(*)	(*)	(*)
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio Alexandre F. Clemente	(*)	(*)	(*)	(*)	(*)	(*)
Marco Antonio Rossi	(*)	(*)	(*)	(*)	(*)	(*)
Cândido Leonelli	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Gluher	(*)	(*)	(*)	(*)	(*)	(*)
Alfredo Antônio Lima de Menezes	(*)	(*)	(*)	(*)	(*)	(*)
André Rodrigues Cano	(*)	(*)	(*)	(*)	(*)	(*)
Josué Augusto Pancini	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Angelotti	(*)	(*)	(*)	(*)	(*)	(*)
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
Nilton Pelegrino Nogueira	(*)	(*)	(*)	(*)	(*)	(*)
Altair Antônio de Souza	(*)	(*)	(*)	(*)	(*)	(*)
André Marcelo da Silva Prado	(*)	(*)	(*)	(*)	(*)	(*)
Denise Pauli Pavarina	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Fernando Peres	(*)	(*)	(*)	(*)	(*)	(*)
Moacir Nachbar Junior	(*)	(*)	(*)	(*)	(*)	(*)
Octávio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	275,620	0.0%	325,640	0.0%	601,260	0.0%
Subtotal	1,426,068,330	74.67%	66,917,092	3.51%	1,492,985,422	39.11%
Other	483,770,060	25.33%	1,841,013,699	96.49%	2,324,783,759	60.89%
Subtotal	1,909,838,390	100.00%	1,907,930,791	100.00%	3,817,769,181	100.00%
Treasury shares	2,559,000	-	4,466,400	-	7,025,400	-
Total	1,912,397,390	100.00%	1,912,397,191	100.00%	3,824,794,581	100.00%
(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, and NCF Participações, 56.49% of our common shares and 29.35% of our total shares.

(*) None of the members of our Board of Directors, Board of Executive Officers or other administrative, supervisory or management bodies directly or beneficially holds 1.00% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public, See "Item 6.E. Share Ownership" for more information.

The following is a brief description of our principal beneficial shareholders. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares.

     Bradesco 175

Form 20-F

Cidade de Deus Participações

Cidade de Deus Participações is a holding company that holds investments in other companies. It also administers, purchases and sells securities and other assets on its own account. Its shareholders are Nova Cidade de Deus, with 44.91% of its common and total shares, Fundação Bradesco, with 33.20% of its common and total shares, and the Aguiar family, with 21.89% of its common and total shares as of December 31, 2011. The company's capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus

Nova Cidade de Deus is a holding company that holds investments in other companies, mainly those that, directly or indirectly, own our voting capital. As of December 31, 2011, the company owned, through its participation in Cidade de Deus Participações, 23.32% of our common shares and 11.90% of our total shares.

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

The Aguiar Family

As of December 31, 2011, three members of the Aguiar family and the estate of Mr. Amador Aguiar indirectly owned, by way of their participation in Cidade de Deus Participações, 11.36% of our common shares and 5.801% of our total shares. In addition, the same parties directly held a total of 1.11% of our common shares, 1.06% of our preferred shares and 1.09% of our total shares. None of the individual members of the Aguiar family directly holds more than 1.00% of our voting shares.

Fundação Bradesco

As of December 31, 2011, Fundação Bradesco owned 56.49% of our common shares, 2.19% of our preferred shares and 29.35% of our total shares, directly and indirectly, through its participation in Cidade de Deus Participações, Nova Cidade de Deus and NCF. Under the terms of Fundação Bradesco's bylaws, all of our directors, members of the Diretoria Executiva and department officers, as well as directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco, known as the "Board of Trustees." They receive no compensation for their service on the Board of Trustees.

Fundação Bradesco, our innovative social investment initiative, runs one of the largest private socio-educational programs in Brazil or anywhere in the world. The program reaches every state in Brazil and the Federal District, and its 40 schools are primarily located in regions of accentuated socioeconomic deprivation.

In 2011, a total of 112,081 students attended Fundação Bradesco schools from early childhood through to secondary school, and secondary-level vocational or technical education, as well as courses for young people and adults and initial and continuing education for employment and income. In addition to quality formal education free of charge, some 50,000 elementary school students are also provided with school uniforms, classroom stationery, meals, and medical and dental care.

176   Form 20-F – December 2011

Form 20-F

Our "Virtual School" e-learning portal's distance learning programs benefited 382,329 students who completed at least one of a wide range of courses offered, and another 134,764 were involved in projects and partnership initiatives such as Digital Inclusion Centers, our "Educate - Act" (Educa+Ação) program, and technology courses ("Educating and Learning”).

Fundação Bradesco offers vocational or technical courses at secondary level on the same lines as Brazil's technical education schools for the following areas of technology: natural resources (agriculture and livestock); control and process industries (electronics); information and communication (IT) and business management (administration). In addition to technical content, courses provide broader education and encourage students to continue their schooling and stay up to date.

Certain that education is the surest path to fully exercising citizenship and an essential foundation for the country's development, Fundação Bradesco offers update and qualification to employees with different educational levels. It has several options of free courses, with flexible and tailor-made programs with the goal to prepare the participants to run their own business or to obtain better positions and opportunities in the job market. Therefore, we offer courses in Graphic Technology, Agribusiness, Management, Information Technology, Fashion and Leisure and Development. These courses expand the bonds with the regional markets and with the communities' specific interests.

In order to help high-school students find their way into the labor market, Fundação Bradesco runs its Technical Apprentice Program, which is also supported by the Organization. Employees act as educational agents and mentors for the development of these young people.

Fundação Bradesco runs an educational program (known as "Educa+Ação"), devised in partnership with Banco Bradesco, to share the positive results obtained by its students with public system schools, replicating its experience with teaching methods and classroom materials.

In 2011, the program involved 127 schools in 14 municipalities in the states of São Paulo and Mato Grosso do Sul, and reaches some 24,000 students and 956 teachers. Conferences are held periodically to train teachers and course coordinators as multiplier agents for the methodology.

"National Volunteering Day" was held in March, 2011 for the ninth consecutive year, involving more than 35,000 volunteers. Fundação Bradesco completed over 830,000 services related to citizenship, education, leisure, sport and the environment, involving more than 160 localities or venues, including our Digital Inclusion Centers.

Fundação Bradesco promotes digital inclusion for residents of communities around the schools through Digital Inclusion Centers (CIDs), some of them located in indigenous communities. These centers also function as learning centers and provide occupational training. IT labs are set up for needy communities to foster digital inclusion and encourage a sense of social responsibility and entrepreneurship, as well as strengthening engagement and citizenship.

Created in 1998, the IT for the Visually Handicapped Program has already benefited and trained more than 11,549 handicapped students and fostered social inclusion for thousands of people.

The Virtual School proposes to extend the Foundation's work beyond classroom learning and it provides distance learning and semi-presence courses over the Internet. Its program includes behavioral focused courses, information technology and continuing education, and its proposed teaching model follows the pace of learning for each student. The school benefited 382,329 students in 2011.

Recognizing the importance of education for sustainability, it develops pedagogical projects involving various themes such as environmental education, finances & taxes, work & consumption, sexuality and body care, preventing the inappropriate use of drugs and appropriate access to the Internet. Various specialized partners are involved in these actions for training educators and producing didactic material such as Canal Futura, SOS Mata Atlântica, state police forces, BM&FBovespa, the Brazilian Internal Revenue Service and others.

Fundação Bradesco represents an outstanding form of wealth distribution by the Bradesco Organization. Its main funding source is its ownership of our capital stock. Fundação Bradesco has been promoting the quality of life in communities where it operates.

Fundação Bradesco's 2011 budget totaled R$291.9  million. Over the last ten years, Fundação Bradesco has invested a total of R$3.5  billion (at current values) in the foundation.

     Bradesco 177

Form 20-F

BBD

BBD indirectly owned 6.08% of our common shares and 3.10% of our total shares as of December 31, 2011, through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.51% of our voting capital. Only members of the Board of Directors or the Board of Executive Officers and qualified employees of Banco Bradesco, Bradespar, or our subsidiaries may own shares in BBD. However, only the members of the Board of Directors and executive officers may own voting shares. Most of our board members and executive officers own shares in BBD.

NCF

NCF is a holding company controlled by Cidade de Deus Participações and by Fundação Bradesco. As of December 31, 2011, NCF held 8.21% of our common shares and 5.34% of our total shares.

Other

Direct market holdings represented 26.07% of our voting capital as of December 31, 2011 (including holdings of 2.49% and 0.88% held by the Bank of Tokyo Mitsubishi - UFJ (MUFG) and BES, respectively, and 97.45% of our preferred shares. Common and preferred shares held by the market accounted for 61.74% of our share capital on December 31, 2011.

As of December 31, 2011, 22.20% of our preferred shares and 4.74% of our common shares were held by 893 foreign investors. At the same date, our ADRs represented 31.77% of our preferred shares and our GDRs represented 0.02% of our preferred shares.

7.B. Related Party Transactions

Transactions with related parties and subsidiaries are conducted on arms' length terms as demonstrated below:

December 31,	R$ in thousands
	2011	2010	2009
ASSETS
Loans and advances to banks	246,220	177,885	157,004
Other assets	10,152	10,489	6,606
LIABILITIES
Deposits from banks	-	(1,400)	(150)
Deposits from customers	(242,756)	(177,473)	(190,026)
Funds from securities issued	(687,118)	(586,274)	(501,103)
Subordinated debt	(65,333)	(261,664)	(134,086)
Corporate and statutory obligations	(775,636)	(711,903)	(546,400)
Other liabilities	(10,566)	(12,033)	(62,375)
INCOME AND EXPENSES
Net interest income	(81,358)	(74,682)	(100,825)
Other income	34,053	13,857	15,574
Net gain with derivative financial instruments	5	1,667	14,731
Other expenses	(108,932)	(204,044)	(173,026)

Under Laws Nos. 4,595/64 and 7,492/86, financial institutions may not grant loans or advances to:

•      officers and members of the Board of Directors, fiscal councils, advisory committees and similar corporate bodies, as well as their spouses and relatives up to the second degree;

•      individuals or legal entities with a direct or indirect equity interest of at least 10%;

178   Form 20-F – December 2011

Form 20-F

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

Other Matters

Until 2004, we made regular, voluntary contributions to our shareholder Fundação Bradesco, a charitable foundation. Our donations to Fundação Bradesco totaled R$71.4 million in 2004 and R$62.7 million in 2003. We did not make any donations in the following years. For additional information about Fundação Bradesco, see "Item 7.A. Major Shareholders-Fundação Bradesco" and Note 41 to our consolidated financial statements in "Item 18. Financial Statements."

Bank of Tokyo Mitsubishi-UFJ (MUFG) owns 1.25% of our total capital and BES owns 0.44% of our total capital, and they both provide credit lines to us for trade-related transactions. The terms of these transactions are consistent with similar transactions that we engage in with other, unrelated entities.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and other Financial Information

See "Item 18. Financial Statements," which contains our audited consolidated financial statements prepared in accordance with IFRS.

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

As of December 31, 2011, of our provision of R$17,926 million, 12.9% related to labor matters, 18.6% related to civil liability cases and 68.5% related to tax issues. For additional information, see Note 38 to our consolidated financial statements in "Item 18. Financial Statements."

The probable losses recognized in our consolidated financial statements refer to litigation related to (i) inflation adjustments and (ii) legality of certain taxes and contributions. The remaining litigation, where the probability of loss is considered as possible based on our judgment using available information, are related to tax assessments, in the amount of R$891 million as of December 31, 2011 (R$614 million in 2010). We believe these assessments are inconsistent with current law and are therefore not recognized in our consolidated financial statements.

We believe that as of December 31, 2011, we have provisioned sufficient funds to cover our probable losses from litigation, subject to the inflation-indexation requirement for provisions relating to certain tax matters.

     Bradesco 179

Form 20-F

Labor matters. The labor matters in which we were involved during the year ended December 31, 2011, are  largely related to actions brought by employees who have been laid off and seeking indemnity, particularly for the payment of unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). Overtime is controlled through the use of electronic time cards and paid regularly during the employment contract. Accordingly, the claims filed by former employees do not represent significant amounts and none of those claims are individually significant. We have made what we consider adequate provisions for any such claims. Note that in 2011, the bank refined the average amounts used in their methodology´s mathematical calculation for the purpose of improved accuracy, bank-wide comparability and efficiency purposes, which had an R$500 million impact on our expenses.

Tax-related matters. We are also the subject of a number of general indemnity and taxation related actions, including disputes relating to the constitutional validity of certain tax requirements, for which provisions have been recorded in full. See Note 17 to our consolidated financial statements as of and for the year ended December 31, 2011 for a description of our most relevant tax claims.

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

Other matters. We are not currently the subject of any pending or threatened material proceedings by the Central Bank, CVM, ANS or the SUSEP. Management believes that it is in compliance with all applicable Central Bank, CVM, ANS and the SUSEP regulations.

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

180   Form 20-F – December 2011

Form 20-F

Since 1970, we have been distributing interim dividends on a monthly basis. Today we maintain an automatic system for the monthly payment of interest on equity.

Consistent with Brazilian law, our bylaws allow our Diretoria Executiva, upon approval by the Board of Directors, to make distributions in the form of interest on equity instead of dividends. Payments of interest on equity may be included as part of any mandatory dividends. Since July 1997, we have made monthly payments of interest on equity at an amount approved by our Board of Directors before the statement of dividends at the end of each fiscal year. The amounts paid as interest on equity, net of income tax, are discounted from the amount of dividends declared.

Pursuant to Brazilian law, a shareholder who does not receive a dividend payment may start a proceeding for the collection of these payments within three years following the dividends statement date. After this period, unclaimed dividends return to the company.

Our policy relating to dividend distributions and/or interest on equity is to maximize the amount of distributions, in accordance with our tax management strategy. For additional information, see "Item 5.A. Operating Results –  Overview –Taxes."

8.B. Significant Changes

See "Item 4.A. History, Development of the Company and Business Strategy-Recent Acquisitions."

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

In June 1997, Level I ADRs were issued in the American OTC market. From February 2001, preferred shares were issued under the "XBBDC" symbol in the "Latin American Market in Euros," known as "Latibex" in Madrid, Spain.

In November 2001, our Level II ADRs became listed on the New York Stock Exchange – NYSE under the symbol "BBD," the ratio of ADRs to preferred shares was changed from 1,000 to 5,000 preferred shares per ADR. In March 2004, in addition to the corporate restructuring we have undergone, we have adjusted the parity of our ADRs in relation to our preferred shares in order to make each ADR to correspond to each preferred share.

In December 2003, Bradesco's shareholders approved, at the Special Shareholders' Meeting, a reverse split of our shares at a 10,000:1 share ratio. Simultaneously to the operation in the Brazilian market, there was a reverse split of ADRs at a 2:1 ratio in the American market (NYSE), and a reverse split of GDRs at a 10:1 ratio in the European market (Latibex). The reverse split was approved in January, 2004. As a result of the reverse split, the Capital Stock was altered to 79,894,005 common shares and 78,693,936 preferred shares. As of March 2004, our shares have been traded on the BM&FBovespa by the unitary quotation, and, in the international market, at one share per Depositary Receipt (DR) (at one share per ADR in New York, USA, and in Madrid, Spain, at one share per GDR).

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

     Bradesco 181

Form 20-F

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

In December 2010, a Special Shareholders' Meeting voted to increase share capital by issuing 62,344,140 new no-par value nominative book-entry shares, of which 31,172,072 were common and 31,172,068 preferred shares. This capital increase process was completed at the Special Shareholders' Meeting for ratification on March 10, 2011. The Central Bank approved the capital increase on March 18, 2011.

Our ADRs are traded on the NYSE under the ticker symbol "BBD."

As of December 31, 2011, our capital stock comprised of 3,824,794,581 shares, of which 1,912,397,390 common shares and 1,912,397,191 preferred shares, and there were 502,700,301 common shares and 1,840,663,589 preferred shares outstanding in the market.

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

In January 2012, the Central Bank authorized Bradesco to create an ADR program for its common shares in the U.S. market. As part of this authorization, and after Brazilian government had affirmed it as being of its own interest, the Central Bank increased the limit of foreign interest in Bradesco's capital stock from 14% to 30%. The increase in the limit of foreign interest in our common shares did not alter Bradesco's ownership or control structure. In March 2012, our Level II common share ADRs became listed on the New York Stock Exchange – NYSE under the symbol "BBDO."

The following tables show, for the indicated period, the reported high and low closing sale prices in nominal reais for the preferred and common shares on BM&FBovespa:

	in R$		Average monthly trading volume (1)
	Price per Preferred share (1)
	High	Low	shares in units
2006	46.02	28.33	47,462,200
2007	62.31	40.24	55,948,786
2008	56.86	18.95	100,635,917
2009	38.70	19.32	107,090,125
2010
1st Quarter	38.04	29.41	78,387,800
2nd Quarter	33.96	28.09	85,513,533
3rd Quarter	33.95	28.06	95,527,000
4th Quarter	37.19	31.70	96,801,133
2011
1st Quarter	33.99	29.07	108,177,000
2nd Quarter	33.94	29.50	92,014,000
3rd Quarter	32.30	25.12	152,367,933
4th Quarter	32.17	26.18	121,814,500
2012
January	33.15	30.35	118,199,000
February	32.25	29.97	140,139,300
March	33.31	30.78	129,410,600
(1) Prices and amounts not adjusted by income.
Source: Economatica.

182   Form 20-F – December 2011

Form 20-F

	in R$
	Price per Common share (1)		Average monthly trading volume (1)
	High	Low	shares in units
2006	84.90	55.10	14,293,000
2007	87.48	40.50	14,946,600
2008	51.36	16.16	120,069,000
2009	31.35	16.77	126,022,100
2010
1st Quarter	31.00	24.10	21,954,500
2nd Quarter	27.10	22.51	35,056,600
3rd Quarter	26.95	22.91	41,410,000
4th Quarter	29.00	24.77	53,601,900
December	26.95	24.77	21,898,100
2011
1st Quarter	28.07	23.09	44,690,900
2nd Quarter	28.49	24.91	96,000,000
3rd Quarter	27.00	21.13	34,737,100
4th Quarter	26.20	21.44	35,270,500
December	25.80	23.71	9,236,200
2012
January	27.08	24.58	13,259,200
February	26.75	25.34	16,908,300
March	28.61	26.22	17,794,800
(1) Prices and amounts not adjusted by income.
Source: Economatica.

The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the preferred share ADRs on the NYSE:

	in U$$		Average monthly trading volume (1)
	Price per ADR (1)
	High	Low	ADRs in units
2006	21.91	12.34	61,540,383
2007	37.20	35.61	81,547,550
2008	32.87	7.40	210,805,529
2009	22.70	7.81	194,444,146
2010
1st Quarter	22.39	15.65	197,284,564
2nd Quarter	19.32	15.17	211,174,701
3rd Quarter	20.40	15.77	197,358,847
4th Quarter	22.54	18.99	201,926,185
2011
1st Quarter	20.85	17.77	221,784,929
2nd Quarter	21.34	18.35	179,309,525
3rd Quarter	20.84	14.47	262,032,148
4th Quarter	19.11	13.98	197,841,670
2012
January	19.10	16.56	168,588,652
February	18.75	17.52	166,530,568
March	18.80	17.25	151,873,320
(1) Prices and amounts not adjusted by income.
Source: Economatica.

From March 13 through March 30, 2012, 198,999 common share ADRs were traded in the NYSE. During this period, the highest closing sale price was US$ 16.89 and the lowest price was US$ 14.92. The closing sale price for the last business day of March was also US$ 14.92.

Our shares are registered in book-entry form and we perform all the services of safe-keeping and transfer of shares. Our shareholders may choose to hold their shares registered at the CBLC. Under Brazilian law, non-Brazilian holders of our shares may be subject to certain adverse tax consequences due to their ownership and any transfer of our shares. For further discussion of the restrictions on the transfer of preferred shares, see "Item 10.B. Memorandum and Articles of Incorporation-Organization – Form and transfer" and "Item 10.D. Exchange Controls."

     Bradesco 183

Form 20-F

Our ADSs and common share ADSs are represented by ADRs and common share ADRs, respectively. Our ADSs and common share ADSs may be held in registered form with the depository institution - The Bank of New York Mellon - or in book entry form through financial institutions that are members of the "Depository Trust Company" or DTC. The depositary bank, as registrar, performs the services of transfer of the ADRs and common share ADRs. Title to an ADR or common share ADR (and to each ADS or common share ADS evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a certificated security under the laws of the State of New York. Holders of the ADRs and common share ADRs who transfer their ADRs and common share ADRs may be required to:

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

The holders of the ADSs and common share ADSs have the rights corresponding to the underlying shares, subject to the deposit agreement. Owners of the ADSs and common share ADSs are parties to the deposit agreement and therefore are bound to its terms and to the terms of the ADRs and common share ADRs that represent, respectively, the ADSs and common share ADSs.

9.B. Plan of Distribution

Not applicable.

184   Form 20-F – December 2011

Form 20-F

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

If you were to trade in our shares on the BM&FBovespa, your trade would settle in three business days after the trade date. The seller is ordinarily required to deliver the shares to the exchange on the third business day following the trade date. Delivery of and payment for shares are made through the facilities of the CBLC.

The BM&FBovespa is less liquid than the NYSE or other major exchanges in the world. As of December 31, 2011, the aggregate market capitalization of the 464 companies listed on the BM&FBovespa, was equivalent to approximately US$1.2 trillion and the ten largest companies listed on the BM&FBovespa represented approximately 53.0% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2011, we accounted for approximately 4.7% of the market capitalization of all listed companies on the BM&FBovespa.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a "non-Brazilian holder") is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689/00 of the CMN. Resolution No. 2,689/00 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, Resolution No. 2,689/00 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, according to Resolution No. 2,689/00, non-Brazilian holders may not transfer to other non-Brazilian holders the ownership of investments. See "Item 10.D. Exchange Controls" for further information about Resolution No. 2,689/00, and "Item 10.E. Taxation-Brazilian tax considerations-Taxation of gains" for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689/00.

Corporate governance practices of BM&FBovespa

In 2000, BM&FBovespa introduced three special listing segments known as Levels 1 and 2 of Differentiated Corporate Governance Practices and "Novo Mercado" with the purpose of stimulating the secondary market of securities issued by Brazilian companies listed on BM&FBovespa, encouraging these companies to follow good corporate governance practices. BM&FBovespa subsequently introduced a new segment called "Bovespa Mais," specifically for small- and medium-scale companies. The listing segments were designed for the trading of shares issued by companies that voluntarily commit themselves to follow corporate governance practices and disclosure requirements beyond those required by Brazilian legislation. These rules generally increase shareholders' rights and increase the quality of the information made available to shareholders. Newly amended rules for Corporate Governance Levels 1 and 2 came into effect in May 2011.

To become a "Level 1"  company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) ensure that the shares that represent at least 25% of its total capital are actually available for trading; (ii) adopt offering procedures that favor the widespread ownership of the shares whenever a public offer is made; (iii) comply with minimum standards for quarterly disclosure; (iv) follow stricter disclosure policies for transactions done by its controlling shareholders, members of its Board of Directors and executives that involve securities issued by the issuer; (v) submit any existing shareholders' agreement and stock option plans to BM&FBovespa; and (vi) prepare a schedule of corporate events and make it available to the shareholders.

     Bradesco 185

Form 20-F

To become a "Level 2" company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) comply with all Level 1 listing requirements; (ii) grant tag-along rights to all shareholders in case the company's control is transferred, offering to common shareholders the same price paid per share for the controlling block of common and preferred shares; (iii) give holders of preferred shares voting rights for decisions on certain corporate restructurings and related-party transactions , such as: (a) conversions, acquisitions, mergers or splits; (b) approval of any transactions between the company and its controlling shareholder, if such decisions are within the competence of the general meeting; (c) valuation of assets to be used for payment of a share capital increase; (d) selecting an institution or specialized company to determine the economic value of the company; and (e) any alterations to these voting rights that will prevail as long as the agreement to adhere to the BM&FBovespa's Level 2 segment is in force; (iv) board of directors made up of at least five members of which at least a minimum of 20% shall be independent members with a term of office limited to two years; (v) prepare financial statements in English, including the statement of cash flows, according to international accounting standards such as U.S. GAAP or IFRS; (vi) effect a tender offer by the company's controlling shareholder (the minimum price of the shares to be offered shall be determined by an assessment process), if the controlling shareholder decides for the delisting from the "Level 2" segment; and (vii) exclusively adopt the BM&FBovespa "Arbitration Board" rules for resolving any conflicts between the company and its investors.

To join BM&FBovespa's "Novo Mercado"  segment, an issuer must meet all requirements described in "Levels 1 and 2",  in addition to: (i) issuing only common shares (with voting rights); and (ii) granting tag-along rights to all shareholders in case the company's control is transferred, offering the same price paid per share for the controlling block of shares.

In June, 2001, we executed an agreement with BM&FBovespa to list our shares in the "Level 1"  segment, effective immediately after the disclosure of the offer's opening date in Brazil. We agreed to comply with and continue to comply with all of the "Level 1"  listing requirements.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

For more information on the share capital, see Note 40 to our consolidated financial statements in "Item 18. Financial Statements."

10.B. Memorandum and Articles of Incorporation

We are a publicly traded company duly registered with the CVM under No. 00090-6. Article 5 of our bylaws establishes our purpose as carrying out banking transactions in general, including foreign exchange activities.

Organization

Qualification of directors

Since the promulgation of Law 12,431/11,  which amended Law 6,404/76,  members of the Board of Directors are no longer required to be shareholders of the companies in which they occupy these positions. Neither do they have to meet residency requirements to be eligible for board member positions.

Allocation of net income and distribution of dividends

Our bylaws, in compliance with accounting practices adopted in Brazil ("BR GAAP"), require the Board of Directors to recommend, at each Annual Shareholders' Meeting, the allocation of net income for the fiscal year as follows:

186   Form 20-F – December 2011

Form 20-F

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

The minimum of 30.0% of our adjusted net income according to BR GAAP must be distributed as annual dividends and paid out within 60 days of the Annual Shareholders’ meeting in which the distribution is approved. However, Brazilian law permits us to suspend payment of the mandatory distribution if our Board of Directors reports to the shareholders’ meeting that the distribution would be incompatible with our financial condition, event in which the suspension is subject to approval by the shareholders' meeting. Under Brazilian law, the Conselho Fiscal shall prepare a report on this matter and the Board of Directors is obligated to present a justification for the suspension with the CVM within five days of the shareholders’ meeting. The income not distributed due to the suspension must be allocated to a special reserve. If not absorbed by subsequent losses, the amounts in the reserve shall be paid as dividends as soon as our financial situation permits.

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

Since 1970, we have been distributing dividends on a monthly basis. Consistent with Brazilian law, our bylaws allow our Board of Executive Officers, upon approval by the Board of Directors, to make distributions in the form of interest on equity instead of dividends. Payments of interest on equity may be considered for the calculation of the mandatory dividend; such inclusion must be at net value.

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

     Bradesco 187

Form 20-F

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

In March 2002, the Brazilian Corporate Law was amended to, among other issues, grant more protection to minority shareholders and ensure them to the right to appoint one member of the Board of Directors and an alternate to our Board of Directors. To qualify for the exercise of such right, the minority shareholder must have held, for at least the prior three months, either: (i) preferred shares representing the minimum of 10.0% of our capital stock or (ii) common shares representing at least 15.0% of our voting shares. If no shareholders meet the thresholds, shareholders representing at least 10.0% of our capital stock may be able to combine their holdings to appoint one member and an alternate to our Board of Directors.

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

The Brazilian law  provides that non-voting preferred shares acquire voting rights when a company has failed for the term provided for in its bylaws (for more than three fiscal years) to pay any fixed or minimum dividend to which such shares are entitled. Such voting rights remain effective until payment of the cumulative dividends is made.

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

•   approving a takeover, merger or spin-off;

188   Form 20-F – December 2011

]  table of contents

Form 20-F

•   approving our participation in a "grupo de sociedades" (a group of companies whose management is coordinated through contractual relationships and equity ownerships), as defined under the Brazilian Law;

•   changing our corporate purpose;

•   ceasing our state of liquidation; and

•   approving our dissolution.

Pursuant to Brazilian Corporate Law, holders of common shares, voting at a general shareholders’ meeting, have the exclusive power to:

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

•      accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock; and

•      pass resolutions to approve corporate restructurings, such as takeovers, mergers and spin-offs; dissolve or liquidate, elect or dismiss our liquidators or examine their accounts.

Preemptive rights

Each of our shareholders has a general preemptive right to subscribe for shares or convertible securities in any capital increase in proportion to its holding. Shareholders must be granted at least a 30‑day period following the publication of notice of the issuance of shares or convertible securities to exercise their preemptive rights.

As described under "Regulations of and Restrictions on Foreign Investors," under the Brazilian Constitution the increase of foreign investors' participation in the voting capital (common shares) of financial institutions is subject to prior authorization by the Brazilian government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad. In January 2012, the Central Bank authorized Bradesco to create an ADR program for its common shares in the U.S. market. As part of this authorization, and after Brazilian government had affirmed it as being of its own interest, the Central Bank increased the limit of foreign interest in Bradesco's capital stock from 14% to 30%.

In the event of a capital increase maintaining the existing proportion between common and preferred shares, each shareholder shall have the right to subscribe newly issued shares of the same class it currently holds. If the capital increase changes the proportion between common and preferred shares, shareholders shall have the right to subscribe newly issued shares of the same class it currently holds, only extending to shares of a different class so as to maintain the same proportion in the capital stock as held prior to such increase. In any case, all new increases are subject to the foreign interest limit set forth by the Central Bank, which means that holders of common shares could be prevented from exercising their preemptive rights in relation to newly issued common shares if the 30% limit is reached. Under Brazilian Corporate Law, shareholders are permitted to transfer or dispose of their preemptive rights.

You may not be able to exercise the preemptive rights relating to the shares underlying your ADSs or common share ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. In such an event, the contractual arrangements governing the ADSs or common share ADSs provide that the custodian of the shares underlying the ADSs or common share ADSs may, if possible, transfer or dispose of the preemptive rights. Such contractual arrangements related to the ADSs or common share ADSs, provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs or common share ADSs and distributed by the depositary bank to holders of ADSs or common share ADSs, net of any fees due to the custodian and the depositary bank. For more details see "Item 3.D. Risk Factors-Risks Relating to our Shares, ADSs and common share ADSs."

     Bradesco 189

Form 20-F

Right of withdrawal

Brazilian Law provides that under certain circumstances a shareholder has the right to withdraw his or her equity interest from a company and to receive a payment for the portion of equity attributable to his or her equity interest.

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

•      by the dissenting or non-voting holder of common shares, in the event that a shareholders' meeting resolves to:

        acquire control of another company at a price exceeding certain limits set forth in Brazilian Law;

        merge or consolidate a company, provided that its shares do not have liquidity and are widely held by the market;

        participate in a "grupo de sociedades" as defined under the Brazilian Law, provided that its shares do not have liquidity and are widely held by the market; or

        spin off a company or companies resulting in, among other things, a reduction of the mandatory annual dividend, participation in a group of companies, or a change of corporate purpose.

Our dissenting or non-voting shareholders also have a right of withdrawal in the event that the entity resulting from our merger, merger of our shares or spin-off does not become a listed company within 120 days of the shareholders’ meeting at which the relevant decision was taken. The dissenting or non-voting shareholders only have a withdrawal right if they owned the shares, which have been adversely affected at the time of the first call for the shareholders’ meeting in which the relevant decision was made. If a public announcement of the action taken or to be taken was made prior to the call for the shareholders’ meeting, the shareholders' ownership of shares is based on the date of announcement.

The right of withdrawal lapses thirty days after publication of the minutes of the shareholders’ meeting at which the action is taken, except when the resolution is subject to confirmation by the preferred shareholders (which must be made at a special assembly to be held within one year). In that case the 30-day term is counted from the date the minutes of the special assembly are published. We would be entitled to reconsider any action giving rise to redemption rights within ten days following the maturity of such rights if the redemption of shares of dissenting shareholders would jeopardize our financial stability.

In all the situations described above, our shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by our shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs sixty days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet of a date within sixty days preceding such shareholders’ meeting.

190   Form 20-F – December 2011

Form 20-F

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

Redemption

Our bylaws provide that our shares are not redeemable. However, Brazilian Law authorizes us to redeem minority shareholders' shares if, after a public tender offer for our delisting, our controlling shareholder increases to more than 95.0% its participation in our total capital stock.

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

     Bradesco 191

Form 20-F

•      expand the list of events which are considered material, including, among others:

-        the signature, amendment or termination of shareholders' agreements to which the company is a party, or which have been registered in our records;

-        the entry or withdrawal of shareholders that have a financial, operational, technological or management collaboration agreement with us;

-        any authorization to trade our securities in any market, national or abroad;

-        the merger, consolidation or spin-off of a company or its affiliates;

-        the change in the composition of a company's capital stock;

-        the change in accounting criteria;

-        the debt renegotiation;

-        the change in rights and advantages attached to the securities of a company;

-        the acquisition of a company's shares to keep in treasury or cancellation, and their sale;

-        the company's profit or loss and the allocation of its cash dividends;

-        the execution or termination of an agreement, or failure on its implementation, when the expectation of its accomplishment is public's knowledge; and

-        the approval, change or abandonment of a project or delay in its implementation;

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

Under CVM rules, we are also required to disclose a series of additional details to the market if a general meeting is called to decide on an absorption, merger, or split.

Disclosure of periodic information

In December 2009, the CVM issued Instruction No. 480/09 that addresses, among other topics, the issuance of securities and periodic disclosure of information by companies that have their securities traded on the Brazilian market. As a result of this rule, Brazilian issuers must file a “Reference Form” with the CVM every year, a document similar to a securities distribution prospectus and to a “Form 20-F”, providing several detailed aspects of the company's operations and administration. Furthermore, the rules related to financial statements and information disclosure were improved and the management's responsibility for the information provided was increased. As a result, the quantity and quality of information provided to the Brazilian market and to CVM has increased considerably, reinforcing the transparency of our activities for the local investor. In addition, new issuances for companies already listed were made easier.

192   Form 20-F – December 2011

Form 20-F

Disclosure of operating information to the public

In December 2009, the Central Bank issued rules that require financial institutions to publicly disclose certain operating information that was previously disclosed to the Central Bank only. This information includes risk management structures, compliance with Basel indices, reference equity, credit risk exposure, operations classified in the trading portfolio, mitigating instruments, counterparty credit risk, lending, securitizations, derivatives, and other data. This measure moves forward with implementation of Basel II parameters in Brazil.

Regulations and restrictions on non-Brazilian holders

The Brazilian Constitution bars any increase in foreign interest in the share capital of financial institutions headquartered in Brazil. However, because we are a publicly-traded financial institution, non-Brazilian holders of our preferred shares benefit from an exception to this provision. Accordingly, foreign holders face no legal restrictions on the ownership of our preferred shares or of ADRs based on our preferred shares, and are entitled to all the rights and preferences of such preferred shares. Furthermore, in accordance with the Central Bank authorization for the ADR program for common shares in the U.S. market, foreigners can hold up to 30% of our total common shares. ADRs based on our common shares entitle their holders to all the rights and preferences of such common shares, with the exception of possible limitations to their preemptive rights, as described in the section “Preemptive Rights” above.

However, the ability to convert dividend payments and proceeds from the sale of our shares or preemptive rights into foreign currency and to remit such amounts abroad from Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with Resolution No. 2,689/00 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction. These rules are applicable both to common and preferred shares.

Appendix to CMN Resolution No. 1,289/87, known as the "Appendix 5 Regulations," allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADR program is duly registered with the Central Bank.

Our bylaws do not restrict the rights of Brazilian residents or non-residents to hold our shares and exercise related rights.

New civil code

A new Brazilian civil code became effective on January 2003. The new Civil Code was issued in order to update Brazilian civil legislation. The new code introduced various changes, including contractual issues and Brazilian Law. Transactions and other acts completed prior to the new civil code coming into force continue to be regulated by previous laws, except that the effects of such transactions, if produced after January 2003, as well as any transactions or other acts carried out after this date, are subject to the new civil code.

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

Additionally, Brazilian ~~l~~aw  stipulates that acquisition of control of a publicly held company is contingent on tender offers for all outstanding common shares at a price equivalent to at least 80.0% of the price per share paid for the controlling block. In December 2003, we amended our bylaws to ensure that in the event of a change in our control, the acquirer will be required to pay our shareholders an amount equal to (a) for our non-controlling common shareholders, 100.0% of the price per share paid to our controlling shareholders and (b) for our preferred shareholders, 80.0% of the price per share paid for our controlling shareholders.

In the event of our liquidation, our preferred shareholders would have priority over our common shareholders when returning capital. See "Organization-Liquidation" for more information. In addition, in the event of a transfer of control, our shareholders have the right of withdrawal under certain circumstances. See "Organization-Right of withdrawal" for more information.

     Bradesco 193

Form 20-F

Brazilian law  also obliges our controlling shareholder to make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares.

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

BM&FBovespa's differentiated corporate governance practices

In 2001, Bradesco voluntarily adhered to BM&FBovespa's Level 1 Corporate Governance which establishes special requirements for the Company’s listing and rules for its directors and shareholders, including its controlling shareholders. Companies listed on Level 1 must adopt practices favoring transparency and the disclosure, in addition to legal requirements, of more comprehensive financial reporting data, details of trading by directors, officers and controlling shareholders and related party transactions, among others - in all cases focusing on providing access to information for shareholders, investors and other stakeholders. Note that companies listed in this segment must also maintain a minimum free float of 25%.

10.C. Material contracts

In June 2003, our shareholders Cidade de Deus Participações and Fundação Bradesco entered into a Shareholders' Agreement with BBVA. Under the terms of the Agreement, BBVA has the right to elect one member of our Board of Directors. The Shareholders' Agreement provides that BBVA will have this right so long as BBVA owns at least 3.94% of our voting capital. However, if BBVA's participation falls below this percentage threshold due to an increase in our share capital in which our shareholders, including BBVA, are not given preemptive rights, BBVA's right to elect a member of our Board of Directors will not be affected.

In March 2008, BBVA exercised its put option for all common shares or 5.0% of our common capital over the Controlling Shareholders. The Controlling Shareholders and BBVA concluded said purchase and sale on April 2008, for all shares and the Shareholders' Agreement is no longer effective since April 2008.

In April, 2008, our controlling shareholders sold 1.5% of common shares issued by Bradesco to BES, Portugal.

In June 2011, NCF acquired 5.4% of Bradesco's voting shares from BES.

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

Under Brazilian tax laws, non-Brazilian holders of securities enjoy favorable tax treatment if they are qualified in terms of Resolution No. 2,689/00. To qualify under this Resolution, a non-Brazilian holder must:

•      appoint a representative in Brazil with power to undertake acts relating to the investment;

•      register as a foreign investor with the CVM; and

•      register its investment with the Central Bank.

See "Item 10.E. Taxation-Brazilian tax considerations-Taxation of gains" for a description of tax benefits extended to non-Brazilian holders of securities who qualify under Resolution No. 2,689/00.

194   Form 20-F – December 2011

Form 20-F

Under Resolution No. 2,689/00, securities held by non-Brazilian holders must be maintained under the custody of, or in deposit accounts held in, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading are restricted under Resolution No. 2,689/00 to transactions on Brazilian stock exchanges or qualified over-the-counter markets.

Registered non-Brazilian holders are allowed to invest in any type of investment available to Brazilian citizens in the financial and securities markets, with the exception that the Brazilian Constitution limits the ability of non-Brazilian holders to acquire capital of financial institutions, as mentioned above under "Regulation of and Restrictions on Non-Brazilian holders." Registration allows investors to remit foreign currency abroad when the funds are distributions on registered shares or proceeds from the disposition of such shares. The funds are converted into foreign currency at the forex market rate.

The registered capital for each share purchased in Brazil and deposited with the custodian is equal to its purchase price (informed in U.S. dollars). If an ADS or common share ADS holder chooses to cancel ADSs or common share ADSs in exchange for the underlying shares, the investment in the shares may be registered with the Central Bank. This registration is necessary for the holder to receive dividends or proceeds from the sale of the shares outside of Brazil.

Pursuant to Resolution No. 2,689/00, the registration of a foreign investment is made electronically by the local representative of the foreign investor. The registered capital for a share withdrawn from the depositary bank upon cancellation of an ADS or a common share ADS will be the U.S. dollar equivalent of:

•      the average price of the underlying share on the stock exchange on the date of withdrawal; or

•      if no shares were sold on that day, the average price on the stock exchange in the 15 trading sessions immediately preceding the withdrawal.

When a holder of ADSs or common share ADSs exchanges ADSs or common share ADSs for the underlying shares, the holder is entitled to either:

•      sell the shares on the stock exchange and remit the proceeds abroad within five business days; or

•      freely convert the investment in the underlying shares to either an investment under Resolution No. 2,689/00 (subject to satisfaction of the legal requirements described above) or a direct foreign investment in Brazil (in accordance with applicable rules).

Holders that do not comply with the rules previously described may still register their investment, but the registration process will be subject to detailed procedures established by the Central Bank. Holders that do not comply with these rules may also be subject to monetary penalties.

10.E. Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our shares, ADSs or common share ADSs. However, it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our shares, ADSs or common share ADSs. Accordingly, prospective purchasers of our shares, ADSs or common share ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of our shares, ADSs or common share ADSs.

This summary is based upon the tax laws of Brazil and the United States in effect on the date hereof, which are subject to change.

Currently, there is no income tax treaty for double taxation between Brazil and the United States. However, due to the reciprocity of treatment in the United States, the Brazilian tax authority assures to residents in Brazil the right to deduct, from the income tax due, the amount of tax levied on same income has already been paid in the United States. Although the tax authorities of the two countries have had discussions that may culminate in such a treaty, no assurance can be provided regarding the possibility of a treaty of this kind or how it will affect the U.S. holders of our shares, ADSs or common share ADSs. Accordingly, prospective holders of our shares, ADSs or common share ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of shares, ADSs or common share in their particular circumstances.

     Bradesco 195

Form 20-F

Brazilian tax considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of our share, ADSs or common share ADSs by a holder not residing in Brazil. This discussion does not analyze all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each holder not residing in Brazil should consult its own tax advisor about the Brazilian tax consequences of investing in our shares, ADSs or common share ADSs.

Taxation of dividends

Dividends from profits of years beginning on or after January, 1996 that we pay to any beneficiary, including depositary banks in respect of our shares underlying ADSs or common share ADSs and/or a holder not residing in Brazil in respect of such shares are not subject to Brazilian withholding income tax. Only dividends paid from profits generated prior to January, 1996 are subject to Brazilian withholding income tax unless the amount of the dividend is used to increase our capital and these shares are not redeemed for a period of five years. Pursuant to Brazilian law, we are responsible for withholding and paying any tax on dividends we distribute.

Distributions of interest on equity

Brazilian corporations may, subject to certain limitations, make payments to shareholders in the form of interest on equity, as an alternative to distributing dividends. The principal difference between dividends and interest on equity is their tax treatment.

Dividends payments are not deductible for income tax purposes. On the other hand, for determination of the income tax due by a Brazilian legal entity, we may deduct distributions of interest on equity paid to Brazilian and holders not residing in Brazil of preferred and common shares, including payments to the depositary bank in respect of our shares underlying ADSs or common share ADSs, up to an interest rate which does not exceed the pro rata die fluctuation of the rate of the federal government's long-term interest rate, known as the TJLP, applied on the equity and determined using accounting practices adopted in Brazil. The total amount distributed as interest on equity, which may be deducted from the calculation basis of income tax and social contribution tax, may not exceed the greater of:

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

Payments of interest on equity are subject to Brazilian withholding tax at the rate of 15.0%. For payments to persons who are resident in a jurisdiction that under Brazilian law is deemed to be a "tax haven" (any country that (a) does not impose income tax or that taxes income at a rate of less than 20.0% or (b) a country whose corporate law establishes confidentiality of the corporate entities' shareholders, Brazilian tax law subjects such payments to withholding tax at the source at a 25.0% rate. We are responsible for withholding and paying the tax charged on interest on equity that we distribute.

Amounts paid as interest on equity (net of withholding tax owed) may be treated as payments in respect of the mandatory dividends we are obligated to distribute to our shareholders in accordance with our bylaws. Distributions of interest on equity in respect of the shares, including distributions to the depositary bank in respect of the shares underlying ADSs or common share ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Payments of interest on equity are decided by the Board of Directors on the basis of recommendations of our Board of Executive Officers.

Our Board of Directors has traditionally approved the distribution of the maximum amount of interest on equity permitted by law.

196   Form 20-F – December 2011

Form 20-F

Taxation of gains

Gains realized outside Brazil by a holder not residing in Brazil on the disposition of ADSs, common share ADSs or shares to another non-Brazilian holder are not subject to Brazilian tax.

Gains realized by holders residing in Brazil on any disposition of shares in Brazil are subject to tax at the following rates:

•      20.0% if the transaction is "day-traded" on a stock exchange; or

•      15.0% for all other cases.

Earnings from "day trading" on stock exchanges, commodities and futures, or similar exchanges, are also subject to withholding income tax at a 1.0% rate, and this tax may be deduced from tax on net gains determined in the month.

As of January, 2005, net gains from trading on stock exchanges, commodities and futures and similar exchanges, except day trades (which remain subject to taxation as mentioned above) are subject to 0.005% of withholding income tax. Tax withholding is waived when the value of trades executed in the same month is equal to or less than R$20,000.00, in which case the tax levied on net gains for the month may be deducted from income tax. This tax does not apply to transactions by foreign investors registered with the Central Bank pursuant to CMN Resolution No. 2,689/00, except for foreign investors living in a country considered to be a "tax haven."

Gains realized on any disposition of shares in Brazil by non-residents who are domiciled in a country that, under Brazilian law, is deemed to be a tax haven are subject to the same rates applicable to holders resident in Brazil, as described above.

Capital gains realized on disposition of shares in Brazil by holders who are resident abroad in a country not considered a "tax haven" are not subject to Brazilian tax if:

•   the proceeds obtained by the disposition are remitted outside Brazil within five business days of the cancellation of the ADSs or common shares ADSs, which were represented by the shares sold; or

•   the foreign investment in the shares is registered at the Central Bank under CMN Resolution No. 2,689/00.

If none of the above is the case, the same treatment applicable to Brazilian residents will apply.

Gain on the disposition of shares is measured by the difference in U.S. dollars between the amount in foreign currency received on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation and converted into the foreign currency based on the exchange rate published by Central Bank on date the acquisition was made. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of their effective cost as shown by valid documentation or, in its absence, on the basis of the foreign currency amount registered with the Central Bank. See "Item 10.D. Exchange Controls."

Except for the international avoidance of double taxation tax treaty signed with Japan, Brazil's other signed international tax treaties do not grant relief from taxes on gains realized on sales or exchanges of shares. Gains realized by a non‑Brazilian holder upon the redemption of shares would be treated as gains from the disposition of such shares to a Brazilian resident occurring off of a stock exchange and would accordingly be subject to income tax at a rate of 15.0% (except for tax haven residents, which applicable rate would be 25%).

Any exercise of preemptive rights relating to the shares, ADSs or common share ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the shares will be treated differently for Brazilian tax purposes depending on whether:

(i)  the sale or assignment is made by, or on behalf of, the depositary bank or the investor; and

(ii) the transaction takes place on a Brazilian stock exchange.

Gains on sales or assignments made by, or on behalf of, the depositary bank on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to income tax at rates up to 15.0%.

     Bradesco 197

Form 20-F

The deposit of shares in exchange for ADSs or common share ADSs may be subject to Brazilian tax if the amount previously registered with the Central Bank as a foreign investment in shares is lower than the product of multiplying the total number of shares deposited on the date of the deposit by:

(i)  the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the date of deposit; or

(ii) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold during the 15 preceding trading sessions.

In this case, the difference between the amount previously registered and the average price of the shares, calculated as set forth above, is considered a capital gain subject to income tax at a rate of 15.0% (unless the shares were held in accordance with Resolution No. 2,689/00, in which case the exchange would be tax‑free).

On receipt of the underlying shares, a holder not resident in Brazil entitled to benefits under Resolution No. 2,689/00 will be entitled to register the U.S. dollar value of such shares with the Central Bank, as previously described under "-Exchange Controls." If the non-resident Brazilian holder does not qualify under Resolution No. 2,689/00, it will be subject to the less favorable tax treatment previously described in respect of exchanges of shares.

The withdrawal of shares in exchange for ADSs or common share ADSs is not subject to Brazilian tax.

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares, ADSs or common share ADSs by a holder not resident in Brazil, with the exception of gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There are no Brazilian stamps, issue, registration or similar taxes or duties payable by holders of the shares, ADSs or common share ADSs.

Tax on Financial Transactions (Imposto Sobre Operações Financeiras, or IOF) is a tax on loans and advances, foreign exchange transactions, insurance and trading in securities. The Minister of Finance sets the rate of the IOF subject to a 25.0% ceiling. Although the taxpayer is the one conducting the financial transaction subject to taxation, the tax is collected by the financial institution involved.

In January 2008, the Brazilian government raised the IOF rate on certain transactions to offset lost revenue due to the revocation of CPMF tax.

IOF may be levied on a variety of forex transactions, including the conversion of Brazilian currency into any foreign currency for the payment of dividends and repatriation of capital invested in our ADSs and common share ADSs.

The IOF tax rate on such transactions is generally 0.38% but can be reduced to 0% in certain situations, such as: (i) distribution of dividends and interest on equity; (ii) return of funds used in financial and capital markets and (iii) payment of dividends and interest on equity.

As of October 2009 through October 2010,  the IOF rate was raised to 2% in exchange operations for entry of funds in Brazil carried out by foreign investors to be invested in financial and capital markets. As of October 2010, the IOF tax rate on said transactions was altered to 6%.

The IOF rate was held at 2% specifically for foreign exchange transactions conducted by foreign investors relating to: (i) funds transferred from other countries to Brazil to be invested in equities on the stock exchange or futures and commodities exchange, except for derivatives trades that result in predetermined yields; (ii) funds coming into Brazil to acquire shares in a registered public offering or exempted from CVM registration or for subscription of shares, provided that, in both cases, issuers are registered for trading on exchange; and (iii) funds coming into Brazil to acquire shares in equity funds, funds investing in emerging companies, or investment funds holding shares of the above funds ("funds of funds") as per CVM authorization.

As of December 2011,  the IOF tax rate on these transactions has been reduced to zero. From December 2010, the IOF tax rate was increased to 6% for other currency exchange transactions conducted by foreign investors to transfer funds to Brazil in order to invest in the financial and capital market, including those doing so through simultaneous transactions.

198   Form 20-F – December 2011

Form 20-F

At the end of 2010, the Brazilian tax authorities ruled that currency exchange transactions contracted as of January 2011, for (i) acquiring shares in private equity funds or emerging-company investment funds (ii) funds coming to Brazil through cancelled depositary receipts to be invested in shares traded on exchange, and finally (iii) funds coming to Brazil arising from altered arrangements for foreign investors, direct investment, and to invest in shares traded on exchange, will be liable for IOF tax at the rate of 2.0% on transactions contracted by November 2011. The IOF tax rate was reduced to zero for transactions contracted from December 2011.

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

In the same month, the Central Bank increased the tax rate on foreign exchange transactions settled as of March 2011 by foreign investors' funds entering Brazil, including those doing so through simultaneous transactions to 6.0% for currency loans for repayment within an average of 360 days, including both direct loans and those related to the issue of bonds in the international markets, while for transactions contracted as of April 2011 the minimum average period was altered from 360 days to 720 days.

In March, 2012, such minimum average period was raised to 3 years and as of March 12, 2012, the minimum average period was raised to 1,800 days.

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

In November 2009, the Brazilian government made use of this prerogative to raise the IOF rate from 0% to 1.5% on transactions assigning shares of any type (including preferred shares) traded on a stock exchange in Brazil, with the specific purpose of backing an ADS issuance.

Beginning September 16, 2011, IOF tax has been levied on transactions involving derivative contracts. The tax will be levied at a rate of 1% on the adjusted notional amount for the acquisition, sale or maturity of financial derivative contracts entered into in Brazil that individually lead to in increased short foreign currency exposure or reduced long foreign currency exposure.

The legislation allows some deductions from the calculation basis, such as (i) the sum of the adjusted notional value for acquisition, sale or maturity of financial derivative contracts entered into in Brazil, on the day, and that individually result in increased long foreign currency exposure or reduced short foreign currency exposure; (ii) net adjusted net long foreign currency exposure determined on the previous business day; and (iii) reduced net short currency exposure and increased in net long foreign currency exposure in relation to the previous business day, not resulting from acquisitions, sales or maturities of financial derivatives contracts.

The new legislation also introduces specific concepts relating to IOF tax on derivative contracts. One of them is the concept of "adjusted notional value," which corresponds to the reference value of a contract - notional value - multiplied by the derivative's price variation in relation to price variation in the foreign currency, and in the case of acquisition, sale or partial maturity, adjusted notional value will be calculated proportionately.

In December, 2011, the legislation set forth the levying of IOF, at the rate of 0%, in the case of settlement of exchange transactions contracted by foreign investors to the entry of resources in Brazil, to purchase bonds or securities issued in accordance with the articles 1 and 3 of Law No. 12,431 of June 24, 2011.

In March, 2012, the same rates became applicable to the case of settlement of exchange transactions contracted by foreign investors, including through simultaneous transactions, related to foreign transfers of funds for application in Brazil in certificate deposit of securities, named Brazilian Depositary Receipts - BDR, as regulated by CVM.

     Bradesco 199

Form 20-F

In addition to the IOF tax, a temporary tax, the CPMF tax, was imposed on our distributions in respect to our ADSs and common share ADSs at the time the distributions were converted into U.S. dollars and remitted abroad by the custodian. The CPMF was imposed at a rate of 0.38% and was levied until December 2007. As of January 2008, the CPMF is no longer charged. There is a bill pending in Congress proposing a new tax to be known as the "social contribution for healthcare" (Contribuição Social para a Saúde, or "CSS"). The CSS is similar to the CPMF, with a proposed rate of 0.18%. We cannot foresee if this bill will be approved by the National Congress. For more information, please see "Item 4.B. Business Overview -Regulation and Supervision – Taxation -  CPMF (Provisional Contribution on the Turnover or Transfer of Amounts and Credits of a Financial Nature)."

IOF is also charged on gains from transactions with terms of up to 30 days for sale, assignment, repurchase or renewal of fixed-income investments or the redemption of shares in financial investment funds, equity funds or investment clubs. For more information on financial investment funds and equity funds, see "- Regulation and Supervision- Asset management regulation." The maximum rate of IOF payable in such cases is 1.0% per day and decreases with the duration of the transactions, reaching zero for transactions with maturities of at least 30 days, except that the rate is currently 0% for the following types of transactions:

•      transactions carried out by financial institutions and other institutions authorized by the Central Bank as principals;

•      portfolio transactions carried out by mutual funds or investment clubs;

•      transactions in equity markets, including stock, futures and commodities exchanges and similar entities;

•      redemptions of shares in equity funds, noting that in case of the investor redeem the shares before completing the grace period for credit income, the rate is 0,5% per day over the surrender value of shares in equity funds;

•      with Certificate of Agribusiness Credit Rights - CDCA, with Letter of Agribusiness Credit - LCA, and with Certificate of Agribusiness Receivables - CRA, established by article 23 of Law No. 11,076 from December 30, 2004; and

•      with debentures pursuant to article 52 of Law No. 6,404 from December 15, 1976, with Real Estate Receivables Certificates mentioned in article 6 of Law No. 9514 from November 20,1997, and with Financial Letters mentioned in article 37 of Law No. 12,249 from June 11, 2010.

Registered capital

Amounts invested in securities by a holder not resident in Brazil who: (i) qualifies for benefits under Resolution No. 2,689/00 and who registers with the CVM or (ii) holds ADSs or common share ADSs and is represented by the depositary bank's registration, are eligible for registration with the Central Bank. In the case of ADSs or common share ADSs, since the shareholder of record is the depositary bank, the depositary bank is responsible for obtaining the registration. The registration allows the remittance outside Brazil of foreign currency, converted at the Exchange Market rate, acquired with the proceeds of distributions on, or dispositions of, underlying shares.

U.S. federal income tax considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of the shares, ADSs or common share ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of the shares, ADSs or common share ADSs. This summary applies only to purchasers of the shares, ADSs or common share ADSs who will hold the shares, ADSs or common share ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10.0% or more of our shares (taking into account shares held directly, through depositary arrangements or through attribution), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in the shares, ADSs or common share ADSs on a mark-to-market basis, and persons holding the shares, ADSs or common share ADSs in a hedging transaction or as part of a straddle or conversion transaction. Accordingly, each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in the shares, ADSs or common share ADSs.

200   Form 20-F – December 2011

Form 20-F

In this discussion, references to a "U.S. holder" are to a holder of a share, an ADS or a common share ADS: (i) that is a citizen or resident of the United States; (ii) that is a corporation organized under the laws of the United States of America or any state thereof; or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the shares, ADSs or common share ADSs.

The shares will be treated as equity for U.S. federal income tax purposes. For purposes of the U.S. Internal Revenue Code of 1986, as amended, or the "Code," holders of ADSs and common share ADSs generally will be treated as owners of the shares represented by such ADSs and common share ADSs.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 2011 with respect to the ADSs will be subject to taxation at a maximum rate of 15.0% if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of the shares, ADSs or common share ADSs, and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common share ADSs and the shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

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

Distributions out of earnings and profits with respect to the shares, ADSs or common share ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares, ADSs or common share ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder's expected economic profit is not substantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     Bradesco 201

Form 20-F

Distributions of additional shares to holders with respect to their shares, ADSs or common share ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Holders of shares, ADSs or common share ADSs that are foreign corporations or nonresident alien individuals, or "non-U.S. holders," generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to shares, ADSs or common share ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

Taxation of capital gains

Upon the sale or other disposition of a share, an ADS or a common share ADS, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the shares, ADSs or common share ADSs and the U.S. holder's tax basis in the shares, ADSs or common share ADSs. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if held for more than one year. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of shares, ADSs or common share ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a share, an ADS or a common share ADS unless: (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Backup withholding and information reporting

Dividends paid on income for the year, and proceeds from the sale or other disposition of the ADSs, common share ADSs or the shares to a U.S. holder, generally may be subject to the information reporting requirements of the Code and to backup withholding unless the U.S. holder (i) establishes, if required to do so, it is an exempt recipient or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the U.S. Internal Revenue Service.

A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Recent legislation has introduced new reporting requirements for certain U.S. holders. The penalty for failing to comply with these, or existing, reporting requirements can be significant. U.S. holders should consult their own tax advisors concerning any U.S. reporting requirements that may arise out of the ownership or disposition of the shares, ADSs or common share ADSs in light of their particular circumstances.

10.F. Dividends and Paying Agents

Not applicable.

202   Form 20-F – December 2011

Form 20-F

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We file reports, including annual reports on Form 20‑F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Since November 2002, we are required to make filings with the SEC by electronic means. Any filings we make electronically will be available to the public over the Internet at the SEC's website.

10.I. Subsidiary Information

For information on subsidiaries, see "Item 4.B. Business Overview-Main Subsidiaries" and Note 2(a) of our consolidated financial statements in "Item 18. Financial Statements.”

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

We use the sensitivity analysis methodology set forth below for evaluating our market risk. Our sensitivity analyses evaluate the potential loss on future earnings resulting from hypothetical changes in interest rates and foreign currency exchange rates.

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

Market risk of trading activities

We enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. As a result, our exposure to the potential losses described below is generally reduced by these transactions. These derivatives do not qualify as hedges under IFRS. Accordingly, we classify derivatives as financial assets held for trading.

     Bradesco 203

Form 20-F

Sensitivity analysis

We performed a sensitivity analysis, below, for our financial exposure in trading and banking portfolios, based on three scenarios applied to market rates and prices. We considered 25% shocks and 50% shocks that would adversely affect our positions, and a scenario reflecting an impact of 1 basis point on rates and 1% on market prices. These scenarios comply with CVM Instruction No. 475/08.

Risk Factor	Market as of December 31, 2011	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/USD	1.87	1.88	2.33	2.8
1-year fixed rate in reais	10.05% p.a	10.06% p.a	12.56% p.a	15.07% p.a
Shocks were also applied to other risk factors and terms of the interest curves.

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	On December 31, 2011	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(6,277)	(1,568,110)	(2,971,275)
Price Index	Exposure subject to the variation of price index coupon rates	(11,480)	(1,422,256)	(2,590,408)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(438)	(40,667)	(79,234)
Foreign currency	Exposure subject to foreign exchange variation	(11,171)	(279,274)	(558,549)
Variable income	Exposure subject to the variation of share prices	(19,096)	(477,394)	(954,788)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,989)	(27,072)	(54,338)
Other	Exposure not eligible in the previous definitions	(66)	(1,644)	(3,288)
Total not correlated		(50,517)	(3,816,417)	(7,211,880)
Total correlated		(31,594)	(2,773,835)	(5,210,427)
(1) Amounts net of tax effects.

The impact on our financial exposure, particularly interest rate and price index factors, would not necessarily represent a financial loss to us due to the following reasons:

•      part of the loan and advances operations in our banking portfolio is funded by demand and/or savings deposits, which are natural hedges for any variations in interest rates;

•      for our banking portfolio, interest rate variations would not necessarily represent a material impact on to our financial results because we hold loan and advances operations through maturity; and

•      our banking-portfolio derivative transactions are used to hedge operations with customers or to hedge investments abroad.

Banking portfolio	On December 31, 2011	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(6,373)	(1,578,630)	(3,006,991)
Price index	Exposure subject to the variation of price index coupon rates	(9,652)	(1,183,151)	(2,119,614)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(164)	(14,561)	(28,608)
Foreign currency	Exposure subject to foreign exchange variation	(1,483)	(37,067)	(74,133)
Variable income	Exposure subject to the variation share prices	(15,592)	(389,802)	(779,605)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(542)	(13,097)	(26,356)
Other	Exposure not eligible in the previous definitions	(66)	(1,642)	(3,284)
Total not correlated		(33,872)	(3,217,950)	(6,038,591)
Total correlated		(21,502)	(2,429,052)	(4,553,058)
(1) Amounts net of tax effects.

204   Form 20-F – December 2011

Form 20-F

Below we present the sensitivity analysis exclusively for the trading portfolio, which represents exposure that may materially impact the Bank’s results. These figures represent the impact for each scenario in a static portfolio position as of December 31, 2011.

We use a dynamic market risk management process to mitigate risks related to market volatility, in accordance with the strategy set forth by our Management. Accordingly, when there are signs of position impairment, proactive measures are taken to minimize possible negative impacts. The purpose of this risk management process is to maximize the Bank's risk return ratio.

Trading Portfolio	On December 31, 2011	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(750)	(186,845)	(361,825)
Price index	Exposure subject to the variation of price index coupon rates	(2,258)	(292,015)	(560,960)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(596)	(54,802)	(106,992)
Foreign currency	Exposure subject to foreign exchange variation	(10,255)	(256,370)	(512,739)
Variable income	Exposure subject to the variation share prices	(3,940)	(98,511)	(197,023)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,985)	(25,277)	(50,144)
Other	Exposure not eligible in the previous definitions	-	(16)	(32)
Total not correlated		(19,784)	(913,836)	(1,789,715)
Total correlated		(13,270)	(512,229)	(995,375)
(1) Amounts net of tax effects.

Value at Risk ("VaR")

The Trading portfolio's risk is measured using the Delta-Normal VaR methodology for a 1-day period with a 99% level of confidence, and volatilities and correlations calculated using statistical methods that attributed greater weight to recent returns. Financial positions are allocated to primary risk factors such as interest rates and currencies, and the methodology considers the diversification effect through the correlation observed for these factors.

The methodology applied and the existing statistical models are validated daily using backtesting techniques. Backtesting technique compares the daily VaR calculated both as a hypothetical result, obtained with the same positions used in the VaR calculation, and with the actual result, considering the transactions of the day for which the VaR was estimated. Its purpose is to monitor, validate and evaluate the VaR model's adherence and the number of exceptions should be in line with statistical tests and the required level of confidence (99%). In 2011, adverse results were higher than estimated only twice, in other words, the number of exceptions is within the limit determined in statistical tests and for the level of confidence of the model used, as proof of its consistency.

In 2011, the Trading portfolio showed a maximum VaR of R$241 million, and an average VaR between R$32 million to R$193 million. Risk increased over the quarters due to greater exposure, particularly the interest rate risk factor in Brazilian reais. However, in the last quarter it fell in relation to the previous quarter due to lower volatility.

The following tables show value at risk using the VaR methodology:

	R$ in thousands
	January, February and March			At March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	27,459	10,157	49,933	18,621
Foreign exchange coupon	13,402	621	24,052	2,706
Foreign currency	4,890	217	10,266	6,572
Variable income	2,396	198	6,266	6,266
Sovereign risk	4,064	143	20,722	6,570
Total VaR	31,995	19,749	50,289	22,961

     Bradesco 205

Form 20-F

	R$ in thousands
	April, May and June			At June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	28,431	16,568	45,749	45,749
Foreign exchange coupon	4,571	1,024	8,116	4,799
Foreign currency	9,747	1,419	30,270	30,270
Variable income	7,585	2,055	10,337	9,100
Sovereign risk	2,108	149	7,290	186
Total VaR	32,305	20,090	59,253	59,253

	R$ in thousands
	July, August and September			At September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	53,567	18,061	128,885	127,693
Foreign exchange coupon	14,833	4,554	27,900	23,252
Foreign currency	12,801	581	57,785	52,912
Variable Income	23,790	5,559	48,389	19,999
Sovereign risk	5,682	153	16,627	16,627
Total VaR	66,873	36,015	155,365	152,040

	R$ in thousands
	October, November and December			At December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	160,952	93,707	220,271	93,707
Foreign exchange coupon	17,933	13,490	56,620	18,352
Foreign currency	40,148	5,318	55,115	38,360
Variable Income	48,150	19,397	64,840	47,040
Sovereign risk	25,075	13,853	35,604	21,902
Total VaR	192,823	126,573	241,081	128,832

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2011:

Value at Risk (R$ in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	% Events
Up to R$30	53.1%	38.5%	0.0%	0.0%	22.7%
Over R$30 up to R$50	43.8%	60.0%	56.1%	0.0%	40.0%
Over R$50 up to R$70	3.1%	1.5%	18.2%	0.0%	5.8%
Over R$70 up to R$90	0.0%	0.0%	3.0%	0.0%	0.8%
Over R$90	0.0%	0.0%	22.7%	100.0%	30.8%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

206   Form 20-F – December 2011

Form 20-F

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

The table below describes the services and the respective rates and fees that the direct or indirect holders of our ADRs may be subject to pay to our depositary bank, The Bank of New York Mellon (BNYM).

RATES AND FEES	SERVICE
US$0.05 (or less) for ADSs or common share ADSs.	· Issuance of ADSs or common share ADSs, including issuances from share distribution, rights or other assets.
· ADS or common share ADS cancellation due to withdrawal, including in the event the deposit agreement is terminated.
US$0.02 (or less) per ADSs or common share ADSs.	· Any cash distribution to registered ADS or common share ADS holders.
A fee equivalent to the one that should be paid if the distributed bonds were equivalent to shares and shares were deposited for the issuance of ADSs or common share ADSs.	· Distribution of bonds to deposit holders, which are distributed by the depositary to registered ADS or common share ADS holders.
US$0.02 (or less) per ADSs or common share ADSs per year.	· Depositary services.
Registration or transfer fees.	· Transfer and registration of shares in custodian's books on behalf of the depositary or his/her agent, when shares are deposited or withdrawn.
Depositary's expenses.	· Expenses related to telegram, telephone and fax (when expressly indicated in the deposit agreement).
· Converting foreign currency into U.S. dollars.

Taxes and other governmental fees the depositary or the custodian must pay on any ADS or common share ADSs, or share backed by any ADS or common share ADSs, for example: taxes for transfer of shares, stamp tax or withholding taxes.

· As necessary.
Any costs incurred by the depositary or the agent for services provided relating to deposited bonds.	· As necessary.

From January 1 to December 31, 2011, we received from our depositary bank the amount of US$9.6 million, as reimbursement or payment made in our favor.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting.

     Bradesco 207

Form 20-F

(a)        Disclosure controls and procedures

As of December 31, 2011, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Articles 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 of the SEC) were carried out under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and it may not prevent or identify deficiencies. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon the evaluation referred to above, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations noted above, that for the period covered by this annual report, our disclosure controls and procedures were adequate and effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act of the SEC is recorded, processed, summarized and disclosed within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

(b)        Management's annual report on internal control over financial reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Articles 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934 of the SEC. Our internal control was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Our Management made an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on criteria established by the Committee of Sponsoring Organizations of the Treadway Commission´s (COSO) "Enterprise Risk Management - Integrated Framework."  Based on its evaluation and those criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting, as of December 31, 2011, has been audited by KPMG Auditores Independentes, a PCAOB-registered independent accounting firm, as stated in their report beginning on page F-3  of "Item 18. Financial Statements."

(c)           Attestation report of the independent registered public accounting firm

For the report of KPMG Auditores Independentes,  our PCAOB-registered independent accounting firm, dated April 30, 2012, on the effectiveness of the internal control over financial reporting as of December 31, 2011, see "Item 18. Financial Statements."

(d)          Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Articles 13a-15(f) and 15d-15(f) under the "Exchange Act of 1934"  of the SEC) that occurred during the fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

16.A. Audit Committee Financial Expert

Our Board of Directors has reviewed the qualifications and backgrounds of the members of the Audit Committee and designated José Lucas Ferreira de Melo as "Audit Committee financial expert," within the meaning of Item 16.A, and as independent member. For more information regarding our Audit Committee, see "Item 6.C. Board Practices-Board Committees-Audit Committee."

208   Form 20-F – December 2011

Form 20-F

16.B. Code of Ethics

We have adopted a "Code of Ethics"  and "Sectorial Codes of Ethics"  under the "Securities Exchange Act of 1934",  as amended. Our "Codes of Ethics"  apply to our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions, to our advisors, other officers, employees, business partners, suppliers and service providers. Our "Codes of Ethics"  Conduct are available on our website at www.bradesco.com.br/ir. If we amend the provisions of our "Codes of Ethics Conduct", or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

16.C. Principal Accountant Fees and Services

Audit and non-audit fees

The following table sets forth the fees billed to us by our independent accounting firm during the fiscal years ended in December 31, 2011, 2010 and 2009:

Year ended December 31,	R$ in thousands
	2011	2010	2009
Audit fees	26,154	22,443	24,595
Audit-related fees	4,520	10,593	6,164
Tax fees	80	727	249
Other fees	1,322	325	366
Total fees	32,076	34,088	31,374

The fees for the year 2011 correspond to those paid to our auditor for that year (KPMG Auditores Independentes) and fees for the years 2010 and 2009 correspond to fees paid to our auditor for the years 2010 and 2009 (PricewaterhouseCoopers Auditores Independentes).

Our independent accounting firm audits our annual financial statements in accordance with IFRS (beginning in 2011) and U.S. GAAP (until December 31, 2010) the accounting practices adopted in Brazil, as well as statutory and regulatory reports submitted to the Central Bank, CVM, SEC and SUSEP, including the quarterly review of our interim financial statements.

Audit-related fees in the above table are the aggregate fees billed by the independent auditors for domestic and international control and attestation reports, agreed-upon procedures reports, reviews of internal controls and procedures requested by our management and issuing comfort letters for the sale of securities outside of Brazil.

Tax charges in the above table refer to fees billed by the independent auditors for tax compliance, consultation and planning services and reviews of tax aspects related to acquisitions.

Other fees in the above table are fees billed by the independent auditors primarily related to reviews of controls and process diagnostics, which cover the technological environment and others, training sessions and other assurance services.

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

     Bradesco 209

Form 20-F

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

Pursuant to Central Bank regulations, we have established a body that is similar to the audit committee of a U.S. company, in terms of its functions. Our Audit Committee performs nearly all of the functions of an audit committee of the Board of Directors of a U.S. company. Of the four members of our Audit Committee, only one member is also a member of our Board of Directors. Under Brazilian law, the function of hiring independent auditors is a power reserved for the Board of Directors. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to and performs the functions of an audit committee of the Board of Directors of a U.S. company. Since our Audit Committee is not a committee of our Board of Directors, but a separate body, as required under Brazilian law to perform the role of an audit committee, we believe that our Audit Committee satisfies the requirements of Exchange Act Rule 10(a)(3). However, based on the exemption set forth in Exchange Act Rule 10A-3(c)(3) because under Central Bank regulations, the Audit Committee is a separate organ from our Board of Directors. We believe that our Audit Committee is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act and to satisfy the other requirements of Exchange Act Rule 10A-3.

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total number of preferred shares acquired	Average price paid per preferred share	Total number of preferred shares acquired from published plans or programs	Maximum number of preferred shares that can still be acquired from plans or programs
01/01 to 01/31/11	-	-	-	7,500,000
02/02 to 02/27/11	-	-	-	7,500,000
03/02 to 03/31/11	-	-	-	7,500,000
04/01 to 04/30/11	-	-	-	7,500,000
05/04 to 05/31/11	-	-	-	7,500,000
06/01 to 06/03/11	-	-	-	7,500,000
06/04 to 06/30/11	-	-	-	7,500,000
07/01 to 07/31/11	-	-	-	7,500,000
08/03 to 08/31/11	4,466,400	26.87	4,466,400	3,033,600
09/01 to 09/30/11	-	-	-	3,033,600
10/01 to 10/30/11	-	-	-	3,033,600
11/03 to 11/30/11	-	-	-	3,033,600
12/01 to 12/04/11	-	-	-	3,033,600
12/21 to 12/31/11	-	-	-	3,033,600

We currently have no repurchase program for common shares.

16.F. Change in Registrant's Certifying Accountant

On March 21, 2011, our Board of Directors approved the engagement of KPMG Auditores Independentes as our independent registered public accounting firm for the year ended December 31, 2011. Our Board of Directors participated in and approved the decision to replace PricewaterhouseCoopers Auditores Independentes as our independent registered public accounting firm, following our corporate governance practices and the procedures established to engage the independent accountants.

The report of PricewaterhouseCoopers Auditores Independentes on our financial statements for the years ended December 31, 2010 and 2009 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2010 and 2009 and the subsequent interim period through the date of the report of PricewaterhouseCoopers Auditores Independentes, there were no disagreements with them on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to their satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report.

16.G. Corporate Governance

In May, 2006, our Board of Directors approved Bradesco’s corporate governance policy. This policy is available on our website at www.bradesco.com.br/ir.

210   Form 20-F – December 2011

Form 20-F

Comparison of Bradesco’s corporate governance practices with NYSE rules applicable to North American companies

Under the NYSE’s corporate governance rules approved by the SEC, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, we must comply with three rules imposed by the NYSE:

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

Article	NYSE Corporate Governance Rules for US Issuers	Bradesco's Corporate Governance practices
303A.01	Independent directors must comprise a majority of the members of the Board of Directors of a listed company on NYSE.

Brazilian law provides that only individuals may be appointed to a company's board of directors. Accordingly, there is no legal or statutory provision requiring Bradesco to have independent directors, however, one of our directors is independent and represents BES located in Portugal. There is no residency requirement for qualification as a director.

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

We have a Compensation Committee of three to seven members chosen among the members of the Board of Directors, except for one who is not a manager, each with a one-year term of office. The committee's primary responsibility is to assist the Board of Directors with conducting policies related to the compensation of our executive managers, according to legislation in force. None of the members of the Compensation Committee are independent directors. The compensation committee has a written charter that states the responsibilities of the committee.

     Bradesco 211

Form 20-F

303A.06 303A.07

Listed companies must have an audit committee, composed by a minimum of three members who satisfy the requirements of Rule 10A‑3 under the Exchange Act, with a written charter that addresses specific minimum requirements.

Pursuant to our bylaws and to Central Bank regulations since December 2003, we have appointed an Audit Committee. Our Audit Committee is comprised of three to five members, each of whom serves for a term of one year, and is appointed by, and may be replaced by, the Board of Directors. We currently have four members on our Audit Committee, one of them is also one of our directors. Under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is a separate body from our Board of Directors, pursuant to Central Bank regulations, we have relied on the exemption set forth in Exchange Act Rule 10A - 3(c)(3) in this regard.

The main obligations of our Audit Committee are:

• recommending to the Board of Directors which outside firm should be hired to provide independent audit services and the amount of compensation such firm should receive, as well as to recommend the replacement of such firm;

• previously evaluating the hiring of independent auditors for other services than auditing of financial statements;

• reviewing statutory financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor's report and any management reports;

• establishing and disclosing policies and procedures for receiving and processing information in breach of legal provisions and regulations applicable to the Company, or internal regulations or codes, including specific procedures to protect a person providing information and ensure their confidentiality;

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

• reviewing and issuing opinions regarding our statutory financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor's report and any management reports; and

• opining on any management proposals to be submitted to the shareholders' meeting related to changes in our share capital, issuances of debentures or rights offerings entitling the holder to subscribe for equity, investment plans and capital expenditure budgets, distributions of dividends and/or interest on equity, change in the corporate structure, mergers, consolidations or spin‑offs.

212   Form 20-F – December 2011

Form 20-F

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

We have adopted a code of ethics, which applies to our Senior Management, employees, business partners, suppliers and service providers of the Organization, parent companies, subsidiaries and companies under common control, directly or indirectly and, when applicable, to non-profit entities managed by members of Senior Management or employees appointed or transferred by companies that are part of the Organization. We have an Ethics Committee, appointed by the Board of Directors, which is responsible for the enforcement of the Codes of Ethics, including determining which actions to take concerning the disclosure, dissemination and fulfillment of the Codes of Ethics, as well as ensuring its effectiveness.

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

     Bradesco 213

Form 20-F

PART III

ITEM 17. FINANCIAL STATEMENTS

See "Item 18. Financial Statements."

ITEM 18. FINANCIAL STATEMENTS

See the bank’s financial statements on pages F-2 through F-136.

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

1.1 - Amended and Restated Bylaws of Banco Bradesco S.A.

2.1 - Deposit Agreement, dated as of July 22, 2009, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 25, 2009 (File No. 333-161530)).

2.2 - Deposit Agreement, dated as of March 13, 2012, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on February 22, 2012 (File No. 333-179623)).

2.3 - The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

6.1 - Calculation of earnings per share data and weighted average number of shares outstanding.

7.1 - Calculation of dividends/interest on equity per share data.

8.1 - List of Subsidiaries.

12.1 - Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

12.2 - Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934.

13.1 - Certification of the Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2 - Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

16.1 - Auditor’s Letter Regarding Change in External Auditor.

214   Form 20-F – December 2011

Form 20-F

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

/s/ Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi
Chief Executive Officer

/s/ Julio de Siqueira Carvalho de Araujo
Julio de Siqueira Carvalho de Araujo
Chief Financial Officer

Date: April 30, 2012.

     Bradesco 215

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Summary

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Banco Bradesco S.A.

We have audited the accompanying consolidated balance sheet of Banco Bradesco S.A. and subsidiaries (“Bradesco”) as of December 31, 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended. We also have audited Bradesco’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Bradesco’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Bradesco’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, Bradesco maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG Auditores Independentes

Osasco, Brazil

April 30, 2012.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Report of independent registered

public accounting firm

To the Board of Directors and Shareholders

Banco Bradesco S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Banco Bradesco S.A. and its subsidiaries at December 31, 2010, and the results of  their operations and their cash flows for the years ended December 31, 2010 and 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

April 14, 2011 except for Note 47 which is dated as of April 30, 2012.

PricewaterhouseCoopers

Auditores Independentes

São Paulo

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Income

	R$ thousand
	Years ended December 31
	Note	2011	2010	2009
Interest and similar income		82,367,272	63,772,183	55,165,229
Interest and similar expenses		(46,755,986)	(31,000,892)	(27,974,717)
Net interest income	6	35,611,286	32,771,291	27,190,512
Fee and commission income		10,868,311	9,421,485	7,866,601
Fee and commission expenses		(33,978)	(26,947)	(19,219)
Net fee and commission income	7	10,834,333	9,394,538	7,847,382
Net gains/(losses) on financial instruments classified as held for trading	8	(608,270)	2,212,733	5,983,781
Net gains/(losses) on financial instruments classified as available for sale	9	365,302	754,416	757,255
Net gains/(losses) of foreign currency transactions	10	2,625,813	(682,961)	(897,638)
Income from insurance and pension plans	11	3,076,175	2,577,730	1,778,016
Impairment of loans and advances	12	(8,296,151)	(5,756,125)	(10,809,611)
Personnel expenses	13	(11,150,970)	(8,794,017)	(7,334,164)
Other administrative expenses	14	(11,477,134)	(9,761,445)	(8,138,058)
Depreciation and amortization	15	(2,120,335)	(1,966,433)	(1,516,529)
Other operating income/(expenses)	16	(4,858,702)	(6,002,663)	(3,024,640)
Income before income taxes and equity in the earnings of associates		14,001,347	14,747,064	11,836,306
Equity in the earnings of associates	27	682,122	577,053	728,867
Income before income taxes		14,683,469	15,324,117	12,565,173
Income and social contribution taxes	17	(3,594,027)	(5,271,924)	(4,264,330)
Net income for the year		11,089,442	10,052,193	8,300,843

Attributable to shareholders:
Controlling shareholders		10,958,054	9,939,575	8,283,007
Non-controlling interest		131,388	112,618	17,836

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per ordinary share	18	2.74	2.52	2.12
– Earnings per preferred share	18	3.01	2.77	2.34

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Comprehensive Income

	R$ thousand
	Years ended December 31
	2011	2010	2009
Net income for the year	11,089,442	10,052,193	8,300,843

Unrealized gains/(losses) on financial assets available for sale	(763,425)	651,063	3,486,555
Exchange differences on translations of foreign operations	389	(11,708)	-
Tax effect	294,823	(255,742)	(1,394,623)
Total comprehensive income for the year	10,621,229	10,435,806	10,392,775

Attributable to shareholders:
Controlling shareholders	10,489,841	10,323,188	10,374,939
Non-controlling interest	131,388	112,618	17,836

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Financial Position

	R$ thousand
	December 31
	Note	2011	2010
Assets
Cash and balances with banks	19	93,777,577	80,960,127
Financial assets held for trading	20a	96,597,077	75,234,191
Financial assets available for sale	21	45,248,398	40,179,144
Investments held to maturity	22	4,110,987	3,394,307
Assets pledged as collateral	23	97,122,080	79,700,612
Loans and advances to banks	24	72,663,890	64,715,412
Loans and advances to customers, net of impairment	25	245,874,949	210,280,182
Non-current assets held for sale	26	445,351	412,142
Investments in associated companies	27	2,390,466	2,298,200
Property and equipment	29	4,267,218	3,669,281
Intangible assets and goodwill	30	7,216,697	5,412,088
Taxes to be offset	17g	4,572,927	1,590,297
Deferred income tax assets	17c	17,093,388	12,733,792
Other assets	31	30,705,887	22,374,249
Total assets		722,086,892	602,954,024

Liabilities
Deposits from banks	32	204,290,176	171,920,917
Deposits from customers	33	216,320,938	192,475,948
Financial liabilities held for trading	20b	747,210	732,967
Funds from securities issued	34	41,630,969	17,809,765
Subordinated debt	35	26,910,091	26,314,946
Insurance technical provisions and pension plans	36	99,112,321	83,493,046
Other provisions	38	17,926,450	13,327,866
Current income tax liabilities		2,758,978	1,923,372
Deferred income tax liabilities	17c	2,246,508	1,980,544
Other liabilities	39	50,761,157	41,816,088
Total liabilities		662,704,798	551,795,459

Equity	40
Share capital		30,100,000	28,500,000
Treasury shares		(183,109)	(10,049)
Capital reserves		35,973	87,146
Revenue reserves		26,732,531	19,481,986
Additional paid-in capital		70,496	70,496
Other comprehensive income		1,751,059	2,219,272
Retained earnings		632,096	702,383
Equity attributable to controlling shareholders		59,139,046	51,051,234
Non-controlling interest		243,048	107,331
Total equity		59,382,094	51,158,565

Total liabilities and equity		722,086,892	602,954,024

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Changes in Equity

	R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
				Legal	Statutory
Balance on January 1, 2009	23,000,000	(4,853)	62,614	1,853,688	10,006,599	-	(256,273)	630,748	35,292,523	240,070	35,532,593
Net income	-	-	-	-	-	-	-	8,283,007	8,283,007	17,836	8,300,843
Financial assets available for sale	-	-	-	-	-	-	2,091,932	-	2,091,932	-	2,091,932
Comprehensive income	-	-	-	-	-	-	-	-	10,374,939	17,836	10,392,775
Purchase of treasury shares	-	(184,021)	-	-	-	-	-	-	(184,021)	-	(184,021)
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	19,131	19,131
Merger of Odontoprev shares	-	-	-	-	-	150,032	-	-	150,032	185,780	335,812
Transfers to reserves	-	-	-	400,614	4,893,586	-	-	(5,294,200)	-	-	-
Capital increase with reserves (2) (3)	2,131,817	-	-	-	(2,131,817)	-	-	-	-	-	-
Capital increase (2)	1,368,183	-	24,532	-	-	-	-	-	1,392,715	-	1,392,715
Interest on equity and dividends	-	-	-	-	-	-	-	(2,834,734)	(2,834,734)	(7,564)	(2,842,298)
Balance on December 31, 2009	26,500,000	(188,874)	87,146	2,254,302	12,768,368	150,032	1,835,659	784,821	44,191,454	455,253	44,646,707
Net income	-	-	-	-	-	-	-	9,939,575	9,939,575	112,618	10,052,193
Financial assets available for sale	-	-	-	-	-	-	390,638	-	390,638	-	390,638
Foreign currency translation adjustment	-	-	-	-	-	-	(7,025)	-	(7,025)	-	(7,025)
Comprehensive income	-	-	-	-	-	-	-	-	10,323,188	112,618	10,435,806
Decrease of non- controlling shareholders’ interest	-	-	-	-	-	(79,536)	-	-	(79,536)	(429,571)	(509,107)
Purchase of treasury shares	-	(14,789)	-	-	-	-	-	-	(14,789)	-	(14,789)
Cancellation of treasury shares	-	193,614	-	-	(193,614)	-	-	-	-	-	-
Transfers to reserves	-	-	-	501,083	6,151,847	-	-	(6,652,930)	-	-	-
Capital increase with reserves (4)	2,000,000	-	-	-	(2,000,000)	-	-	-	-	-	-
Capital increase (5)	1,500,000	-	-	-	-	-	-	-	1,500,000	-	1,500,000
Capital to pay in (5)	(1,500,000)	-	-	-	-	-	-	-	(1,500,000)	-	(1,500,000)
Interest on equity and dividends	-	-	-	-	-	-	-	(3,369,083)	(3,369,083)	(30,969)	(3,400,052)
Balance on December 31, 2010	28,500,000	(10,049)	87,146	2,755,385	16,726,601	70,496	2,219,272	702,383	51,051,234	107,331	51,158,565

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Changes in Equity (continued)

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2010	28,500,000	(10,049)	87,146	2,755,385	16,726,601	70,496	2,219,272	702,383	51,051,234	107,331	51,158,565
Net income	-	-	-	-	-	-	-	10,958,054	10,958,054	131,388	11,089,442
Financial assets available for sale	-	-	-	-	-	-	(468,447)	-	(468,447)	-	(468,447)
Foreign currency translation adjustment	-	-	-	-	-	-	234	-	234	-	234
Comprehensive income	-	-	-	-	-	-	-	-	10,489,841	131,388	10,621,229
Purchase of treasury shares	-	(173,060)	-	-	-	-	-	-	(173,060)	-	(173,060)
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	42,483	42,483
Premium on share subscription (5)	-	-	11,441	-	-	-	-	-	11,441	-	11,441
Transfers to reserves	-	-	-	551,413	6,736,518	-	-	(7,287,931)	-	-	-
Capital increase with reserves (6)	100,000		(62,614)	(37,386)	-	-	-	-	-	-	-
Payment of Capital (5)	1,500,000	-	-	-	-	-	-	-	1,500,000	-	1,500,000
Interest on equity and dividends	-	-	-	-	-	-	-	(3,740,410)	(3,740,410)	(38,154)	(3,778,564)
Balance on December 31, 2011	30,100,000	(183,109)	35,973	3,269,412	23,463,119	70,496	1,751,059	632,096	59,139,046	243,048	59,382,094

(1)  Consists mainly of unrealized gains/losses from investment securities, classified as available for sale (Notes 21 and 23),  of which the cumulative tax effects amount to R$ 1,184,692 thousand (2010 – R$ 1,479,515 thousand and 2009 – R$ 1,223,773 thousand);

(2)  On October 29, 2009, the Special Shareholders’ Meeting approved the merger of Banco Ibi SA upon the issue of 45,662,775 new shares, being 22,831,389 common shares and 22,831,386 preferred shares, to the former’s shareholders of the Banco Ibi S.A., in amount of R$ 1,368,183 thousand and capital increase through the transfer of reserve, without issue new shares, in the amount of              R$ 131,817 thousand, R$ 65,909 thousand of ordinary shares and R$ 65,908 thousand of preferred shares;

(3)  On December 18, 2009, the Special Shareholders’ Meeting decided to implement a stock dividend of one new share for each ten held of the same class in order for shareholders to increase their holdings, without a change in resources. Therefore, all numbers of shares presented during previous years were adjusted to reflect the share split in the proportion of one new share for every ten held.  It was decided in the same Meeting to increase the capital with reserves in the amount of R$ 2,000,000 thousand – R$ 1,000,000 thousand in common shares and R$ 1,000,000 thousand in preferred shares;

(4)  On June 10, 2010, the Special Shareholders’ Meeting decided to implement a stock dividend of one new share for each ten held of the same class in order for shareholders to increase their holdings, without a change in resources. Therefore, all the numbers of shares, presented during previous periods were adjusted to reflect the share split in the proportion of one new share for every ten held. It was decided in the same Meeting to increase the capital with reserves in the amount of R$ 2,000,000 thousand – R$ 1,000,000 thousand in ordinary shares and R$ 1,000,000 thousand in preferred shares;

(5)  On December 17, 2010, the Special Shareholders’ Meeting approved an increase in Share Capital, in the amount of R$ 1,500,000 thousand, raising it from R$ 28,500,000 thousand to R$ 30,000,000 thousand, with the issuance of 62,344,140 new, nominative, book entry shares, with no par value, being 31,172,072 ordinary shares and 31,172,068 preferred shares, based on the private subscription by shareholders during the period from December 29, 2010 to January 31, 2011 in proportion to the shares each one held on the date of the Meeting, to be paid up in cash on February 18, 2011. The excess used to increase share capital amounting to R$ 11,441 thousand calculated as the difference between the issue price and the share sale price, was recognized in the "Capital Reserve” account; and

(6)  The Annual General Meeting held on March 10, 2011 decided to increase share capital by R$ 100,000 thousand, from R$ 30,000,000 thousand to R$ 30,100,000 thousand, without issuing shares, by using part of the "Capital Reserve” and “Profit Reserve - Legal Reserve" accounts.

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows

	R$ thousand
	Years ended December 31
	2011	2010	2009
Operating activities
Income before income taxes	14,683,469	15,324,117	12,565,173
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Impairment of loans and advances	8,296,151	5,756,125	10,809,611
Changes in the insurance technical provisions and pension plans	18,212,405	14,294,976	12,768,473
Net gains from disposals on assets available for sale	(238,606)	(645,216)	(549,038)
Depreciation	990,092	956,092	824,899
Amortization of intangible assets	1,130,243	1,010,341	691,630
Impairment of intangible assets	5,126	26,493	36,511
Equity in the earnings of associates	(682,122)	(577,053)	(728,867)
Losses on disposal of non-current assets held for sale	237,727	292,595	315,248
Net losses from disposal of property and equipment	8,596	12,148	14,355
Gains on sale of investments in associated companies	-	-	(2,409,619)
Changes in assets and liabilities:
Increase in compulsory deposits in the Central Bank	(6,013,739)	(47,273,389)	(4,722,952)
Increase in loans and advances to banks	(25,693,398)	(29,473,272)	(22,935,353)
Increase in loans and advances to customers	(88,088,656)	(81,584,730)	(44,996,235)
(Increase)/decrease in financial assets held for trading	(75,106,993)	(36,900,513)	2,166,148
(Increase)/decrease in other assets	(6,508,618)	(1,578,591)	18,752,963
Net increase in deposits from banks	50,571,306	62,708,679	26,705,387
Net increase in deposits from customers	38,975,249	32,148,572	14,716,268
Increase/(decrease) in financial liabilities held for trading	14,243	200,545	(1,523,248)
Decrease in insurance technical provisions and pension plans	(2,593,130)	(3,398,827)	(2,739,259)
Increase in other provisions	4,598,584	2,475,383	893,781
Increase/(decrease) in other liabilities	8,852,270	9,209,750	(8,749,105)
Interest received	64,161,337	52,844,025	48,030,114
Interest paid	(33,332,306)	(20,474,472)	(15,892,066)
Income and social contribution taxes paid	(5,383,283)	(3,196,072)	(3,791,506)
Other changes in taxes	(4,156,577)	(500,862)	(1,551,228)
Net cash provided by/ (used in) operating activities (Revised – See Note 2 (z))	(37,060,630)	(28,343,156)	38,702,085

Investing activities
Acquisitions of subsidiaries, net of cash and cash equivalents paid	(214,676)	(226,765)	35,779
Acquisitions of financial assets available for sale	(19,055,607)	(41,287,204)	(15,854,009)
Proceeds from sale of financial assets available for sale	32,753,402	9,405,730	754,251
Acquisitions of investments held to maturity	-	-	(14,554)
Redemption of investments held to maturity	105,722	89,844	62,828
Disposal of non-current assets held for sale	228,958	327,377	324,246
Acquisition of investments in associated companies	(111,826)	(786,688)	(339,902)
Disposal of investments in associated companies	-	-	2,519,272
Dividends received from investments in associated companies (Revised – See Note 2 (z))	489,200	496,698	560,965
Acquisition of property and equipment	(1,698,704)	(1,356,856)	(1,299,292)
Disposal of property and equipment	102,079	123,876	252,150
Acquisition of intangible assets	(3,232,620)	(1,695,177)	(1,058,075)
Dividends received	126,696	109,200	208,217
Interest received	7,190,077	5,494,551	2,736,771

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2011	2010	2009
Net cash provided by/(used in) investing activities (Revised – See Note 2 (z))	16,682,701	(29,305,414)	(11,111,353)

Financing activities
Funds from securities issued	28,212,490	12,815,608	3,565,694
Payment of funds from securities issued	(5,679,892)	(3,725,745)	(3,705,243)
Issuance of subordinated debts	9,505,799	1,282,600	2,628,271
Payment of subordinated debts	(6,542,624)	(828,351)	-
Premium on share subscription	11,441	-	-
Capital increase in cash	1,500,000	-	-
Acquisition of treasury shares	(173,060)	(14,789)	(184,021)
Increase/(decrease) of non-controlling interest	42,483	(448,060)	19,131
Interest paid	(2,342,856)	(1,611,252)	(2,933,162)
Interest on equity and dividends paid	(3,568,337)	(2,914,982)	(2,829,871)
Net cash provided by/(used in) financing activities	20,965,444	4,555,029	(3,439,201)

Increase/(decrease) in cash and cash equivalents	587,515	(53,093,541)	24,151,531

Cash and cash equivalents
At the beginning of the year	36,265,611	89,359,152	65,207,621
At the end of the year	36,853,126	36,265,611	89,359,152

Increase/(decrease) in cash and cash equivalents	587,515	(53,093,541)	24,151,531

Non-cash transactions
Credit operations transferred to non-current assets	758,757	988,702	1,054,613
Dividends and interest on equity declared but not yet paid	2,519,378	2,029,222	1,548,141
Unrealized gains/losses on securities available for sale	468,447	(390,638)	(2,091,932)
Exchange of shares on acquisition of Odontoprev	-	-	327,302

The Notes are an integral part of the Consolidated Financial Statements.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

1)     General information

Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or the “Organization”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank complies with Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a number of areas in the banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and property insurance and pension plans as well as capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of credit operations, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, leasing and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Organization was originally listed on the São Paulo Stock Exchange (“BM&FBovespa”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements were approved by the Board of Directors on April 30, 2012.

2)     Significant accounting practices

These consolidated financial statements of the Organization were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statement of financial position, consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows as well as the notes to the consolidated financial statements.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position: financial assets available for sale measured at fair value, assets and liabilities held for trading measured at fair value, and financial instruments at fair value through profit or loss that are measured at fair value and the liability for defined benefit obligations is recognized as the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains, less unrecognized past service cost and unrecognized actuarial losses.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 19 details the accounts of the consolidated statement of financial position comprising cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes and the participation of non-controlling interests were adjusted by non-cash items such as gains or losses, on provisions, depreciation, amortization and losses due to impairment of loans and advances. The interests received and paid are classified as operating cash flows.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The preparation of the consolidated financial statements requires the adoption of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to, adjustments to the provision for impairment losses of loans and advances, estimates of the fair value of financial instruments, depreciation and amortization, impairment of losses in assets, the useful life of intangible assets, evaluation of the realization of tax assets, assumptions for the calculation of technical provisions for insurance, supplemental pension plans and capitalization bonds, provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization.

a)      Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including jointly-controlled entities, as well as exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

		Shareholding interest (%)
	Activity	December 31
		2011	2010
Alvorada Cartões, Crédito Financiamento e Investimento S.A.	Banking	100.00	100.00
Banco Alvorada S.A.	Banking	99.95	99.95
Banco Bradesco Financiamentos S.A.	Banking	100.00	100.00
Banco Bankpar S.A	Banking	100.00	100.00
Banco Boavista Interatlântico S.A.	Banking	100.00	100.00
Banco Bradesco Argentina S.A.	Banking	99.99	99.99
Banco BERJ S.A.(1)	Banking	96.23	-
Banco Ibi S.A.	Cards	100.00	100.00
Banco Bradesco BBI S.A.	Investment bank	98.35	98.35
Banco Bradesco Cartões S.A.	Cards	100.00	100.00
Bradesco Administradora de Consórcios Ltda.	Consortium Management	100.00	100.00
Bradseg Participações S.A.	Holding	100.00	100.00
Bradesco Auto/RE Cia. de Seguros	Insurance	100.00	100.00
Bradesco Capitalização S.A.	Capitalization	100.00	100.00
Odontoprev S.A.(2)	Dental Health	43.50	43.50
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00	100.00
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker	100.00	100.00
Bradesco Saúde S.A.	Insurance/Health	100.00	100.00
Bradesco Seguros S.A.	Insurance	100.00	100.00
Bradesco Vida e Previdência S.A.	Pension plan/Insurer	100.00	100.00
Bradesplan Participações Ltda.	Holding	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	100.00	100.00
Tempo Serviços Ltda.	Service Provider	100.00	100.00
União de Participações Ltda.	Holding	100.00	100.00

(1)        Agreement signed in May 2011 and consolidated as of November 2011, upon approval of the Brazilian Central Bank, which   was the acquisition date; and
(2)        Consolidated based on control obtained through its shareholders agreement.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i.      Subsidiaries

Subsidiaries are all of the companies over which the Organization has control, i.e., for which it has control of the majority of the voting rights. There may still be control when the Organization has direct or indirect power to govern financial and operational policies of the entity so as to obtain benefits from its activities, even if the percentage that the Organization holds in the equity capital is less than 50%. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether the Organization controls another entity. The subsidiaries are fully consolidated from the date on which the control is transferred to the Organization and cease to be consolidated from the date that control ceases.

The results of the subsidiaries acquired or sold during the years are included in the consolidated financial statements as from the effective acquisition date or up to the effective date on which the control ceases.

For acquisitions meeting the definition of a business, the purchase method of accounting is used. The cost of an acquisition is measured as the fair value of the consideration given, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Organization’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for impairment write-down. If the cost of acquisition is less than the fair value of the Organization’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

For acquisitions not meeting the definition of a business, the Organization allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values at the acquisition date.

ii.         Associated companies

Companies are classified as associated companies if the Organization has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Organization holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Organization could still have significant influence through its participation in the management of the investee or on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associated companies are recorded in the Organization's consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii.     Joint ventures

The Organization has contractual agreements in which one or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the proportionate consolidation method.

See Note 28 for summarized financial information about jointly controlled entities.

iv.     Special purpose entities

Even if there is no shareholder relationship, special purpose entities (SPEs) are consolidated in accordance with SIC-12 (Consolidation of Special Purpose Entities), if the Organization controls them from an economic perspective.

When assessing whether the Organization controls a SPE, in addition to the criteria in IAS 27, it evaluates a range of factors, including whether:

(a)     the activities of the SPE are being conducted on the Organization’s behalf according to its specific business needs so that the Organization obtains the benefits from the SPE’s operations; or

(b)      the Organization has the decision-making power to obtain the majority of the benefits of the activities of the SPE or the Organization has delegated these decision-making powers by setting up an ‘autopilot’ mechanism; or

(c)      the Organization has the rights to obtain the majority of the benefits from the activities of the SPE and therefore may be exposed to risks incurred due to the activities of the SPE; or

(d)      the Organization retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities.

Whenever there is a change in the substance of the relationship between the Organization and the SPE, the Organization reassesses the continued appropriateness of consolidation. Indicators for a re-assessment of consolidation are, in particular, changes in ownership of the SPE, changes in contractual arrangements, and changes in the financial structure.

v.      Transactions with and interest of non-controlling shareholders

The Organization applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

vi.     Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment of the asset transferred which should be recognized in the consolidated financial  statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Organization for the purposes of consolidation.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Foreign currency translation

                 i.          Functional and presentation currency

Items included in the financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Organization’s presentation currency. The domestic and foreign subsidiaries adopted the Real as their functional currency, except for the subsidiary in Mexico, which adopted the Mexican Peso as its functional currency.

                ii.          Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at the exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income – “Net gains/(losses) of foreign currency transactions”.

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as available for sale, a distinction is made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the consolidated statement of income, and other changes in the carrying amount, except impairment, are recognized in equity.

               iii.          Foreign operations

The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•   Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the reporting date;

•   Income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction dates, in which case income and expenses are translated at the rates in effect on the dates of the transactions); and

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       All resulting exchange differences are recognized in other comprehensive income.

Exchange differences arising from the above process are reported in equity as “Foreign currency translation adjustment”.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to ‘Other comprehensive income’. If the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

c)      Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank and other highly liquid short–term investments, with original maturities of three months or less and are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 19 (b) – “Cash and cash equivalents”.

Cash and cash equivalents are held at amortized cost in the statement of financial position.

d)      Sale and repurchase agreements

Securities sold subject to repurchase agreements are reclassified in the consolidated financial statements as “Assets pledged as collateral” when the purchaser has the right to sell or repledge the asset. The counterparty liability is included in “Deposits from Banks - Funding in the open market”. Securities purchased under agreements to resell are recorded as loans and advances to other banks or customers, as appropriate. The difference between sale and repurchase price is treated as interest in the consolidated statement of income and recognized over the life of the agreements using the effective interest rate method.

e)      Financial assets and liabilities

i.       Financial assets

The Organization classifies financial assets in the following categories: measured at fair value through profit or loss, available for sale, held to maturity and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets upon initial recognition.

•     Measured at fair value through profit or loss

Financial assets are recorded and valued at their fair value and the respective subsequent changes to the fair value are recognized immediately in the income statement. These assets can be subdivided into two distinct classifications at the time of initial recognition: financial assets designated  at fair value through profit or loss and financial assets held for trading.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-   Financial assets designated at fair value through profit or loss

The Organization does not have any financial assets designated at fair value through profit or loss.

-   Financial assets held for trading

A financial asset is classified as held for trading if it is acquired by Management for the purpose of selling it in the short term or if it is part of a portfolio of identified financial instruments that are managed together for short-term profit or taking a position. Derivative financial instruments are also categorized as held for trading, unless they are designated as hedging instruments.

Financial assets held for trading are initially recognized in the balance sheet at fair value and the transaction costs are recorded directly in the consolidated statement of income.

Realized and unrealized gains and losses arising from changes in fair value are recognized directly in the consolidated statement of income under “Net gains and losses from financial instruments held for trading.” Interest income and expense and foreign exchange differences on financial assets held for trading are included in “Net interest income”.

•       Financial assets available for sale

Financial assets available-for-sale are non-derivative financial assets that are intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or equity prices or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

Financial assets available-for-sale are initially recognized at fair value, which is the cash consideration including any transaction costs and measured, subsequently, at fair value with gains and losses being recognized in the consolidated statement of comprehensive income, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized. If a financial assets available-for-sale is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in the consolidated statement of income.

Interest is recognized in the consolidated statement of income statement using the effective interest method. Dividends on available-for-sale equity instruments are recognized in the consolidated statement of income in ‘Dividend income’ when the Organization’s right to receive payment is established. Exchange gains and losses on investments in debt securities classified as available for sale are recognized in the consolidated statement of income, except when they relate to foreign subsidiaries with a functional currency different from that of the Organization.

•       Investments held to maturity

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed term maturities, which the Organization has the positive intention and ability to hold to maturity, and are not designated to be at fair value through profit or loss or available for sale and do not meet the definition of loans and receivables.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Investments held to maturity are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest on investments held-to-maturity is included in the consolidated statement of income and reported as ‘Interest and similar income’. In the case of impairment, the impairment loss is reported as a deduction from the carrying value of the investment and is recognized in the income statement.

•       Loans and receivables

Loans and receivables are non-derivative financial assets having fixed or determinable payments that are not quoted in an active market and that the Organization has no intention of selling, neither immediately or in the short term.

Loans and receivables are initially measured at their fair value plus direct transaction costs and are subsequently valued at amortized cost using the effective interest rate method.

Loans and receivables are reported in the balance sheet as loans and advances to banks or customers. Interests on loans are included in the consolidated statement of income and are reported as “Interest and similar income”. In the case of impairment, the impairment loss is reported as a deduction in carrying amount of loans and advances, and is recognized in the consolidated statement of income as impairment of loans and advances.

ii.      Financial liabilities

The Organization classifies its financial liabilities under the following categories: measured at fair value through profit and loss and amortized cost.

•       Measured at fair value through profit and loss

These financial liabilities are recorded and measured at fair value and the respective changes in fair value are immediately recognized in the income statement. These liabilities can be subdivided into two different classifications upon initial recognition: financial liabilities designated at fair value through profit and loss and financial liabilities held for trading.

-          Financial liabilities designated at fair value through profit and loss

The Organization does not have any financial liability classified at fair value through profit and loss in income.

-          Financial liabilities held for trading

Financial liabilities for trading recognized by the Organization correspond to derivative financial instruments unless they are designated for hedging purposes.

Liabilities held for trading are initially recognized at fair value in the consolidated statement of financial position and their costs of transactions are recorded directly in the consolidated statement of income for the period. All realized and unrealized changes in fair value are recognized in the consolidated statement of income in “Net gains and losses from financial instruments held for trading.” Interest expense and foreign exchange differences on financial liabilities held for trading are included in “net interest  income”.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Financial liabilities at amortized cost

These are financial liabilities that are not classified to be at fair value through profit or loss, initially, are recognized at fair value and, subsequently, are measured at amortized cost. They include deposits from banks and customers, securities issued and subordinated debt securities, among others.

iii.     Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the derivatives’ contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the income statement under “Net gains and losses from financial instruments for trading.” The calculation of fair value considers the credit risk of the counterparties.

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate.

The Organization has not designated any transactions as hedges for accounting purposes.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recorded at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the consolidated statement of income.

iv.     Recognition

Initially, the Organization recognizes loans and advances, deposits, securities issued and subordinated debts at the date on which they are originated. All other financial assets and liabilities are recorded on the trade date, in accordance with the contractual provisions of the instrument.

v.      Derecognition

Financial assets are derecognized when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and, substantially, all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged paid, redeemed, cancelled or expired.

vi.     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, and only when, the Organization has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

vii.    Determination of fair value

The determination of the fair values for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques include the techniques to calculate the net current value, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models. The Organization uses reputable valuation models to determine the fair value of financial instruments that consider observable market data.

For more complex instruments, the Organization uses proprietary models that are usually developed based on standard valuation models. Some of the information included in the models may not be observable in the market and are derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

viii.   Impairment of financial assets

(a)   Financial assets recognized as amortized cost

On each reporting date, the Organization assesses whether there is objective evidence that financial assets are impaired. The financial assets are impaired and impairment losses are recognized only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Organization uses to determine that there is objective evidence of an impairment include:

•         significant financial difficulty of the issuer or obligor;

•         a breach of contract, such as a default or delinquency in interest or principal payments;

•         economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•         it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•         the disappearance of an active market for that financial asset because of financial difficulties; or

•         observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(i)      adverse changes in the payment status of borrowers; and

(ii)     national or local economic conditions that correlate with defaults in the assets.

The Organization takes into consideration evidence of impairment loss for both individually significant assets and groups of assets. All significant financial assets are evaluated to detect specific losses.

All significant assets that an assessment indicates have not been specifically impaired are valued as a group to detect any impairment loss that may have occurred, although not yet identified. The financial assets which are not individually significant are valued as a group to detect any collective impairment loss (recorded at the amortized cost) based on similar risk features. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit-risk characteristics (that is, on the basis of the Organization’s rating process that considers asset type, market segment, geographical location, collateral type, past-due status and other related factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the group and historical loss experience for assets with credit-risk characteristics similar to those in the group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not currently exist.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Following impairment, interest income is recognized using the effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectable, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(b)   Financial assets classified as available for sale

The Organization assesses, at each reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired. For debt securities the Organization adopts the assessment described in item (a) above. If, in a subsequent period, the fair value increases, for debt instrument classified as available for sale, and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated statement of income.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is objective evidence of impairment resulting in the recognition of an impairment loss. If any such evidence exists for available-for- sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement. Impairment losses recognized in the consolidated statement of income on equity instruments are not reversed through the consolidated statement of income. Increases in the fair value of equity instruments after impairment are directly recognized in equity – other comprehensive income.

f)       Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of its carrying amount and fair value less the costs to sell and are included within “Non-current assets held for sale.”

g)      Reinsurance contracts

Reinsurance contracts are made in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities related to reinsurance operations are presented gross of their respective recoveries, which are booked in the Asset since the existing contract does not preclude us from our obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating from a risk classification agency, to reinsure risks which are for the most part transferred to local reinsurers. Therefore, the risks of impairment are reduced. If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

h)      Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plans contracts and the brokers’ fees over a twelve-month period.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i)       Property and equipment

i.    Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets internally produced includes the cost of materials and direct labor, as well as any other costs that can be directly allocated and that are necessary for them to function. Software acquired for the operation of the related equipment is recorded as part of the equipment.

When different parts of an item have different useful lives, and separately control is practicable, they are recorded as separate items (main components) comprising the property, and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

There was no indication of impairment within the reporting period.

Gains and losses from the sale of property and equipment is determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated income statement under the heading “Other operating income/ (expenses).”

ii.   Subsequent costs

Expenditure on maintenance and repairs of a property and equipment item is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Organization for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

iii.  Depreciation

Depreciation is recognized in the consolidated statement of income using the straight-line basis over the estimated useful economic life of the assets. The depreciable amount is the gross-carrying amount, less the estimated residual value at the end of the useful economic life. Land is not depreciated. Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives. Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

j)       Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without physical substance due to business combinations, computer software licenses and other intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized over their estimated useful economic life, not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Generally, the identified intangible assets of the Organization have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. An impairment loss is recognized if the carrying amount exceeds the recoverable amount.

i.    Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries and joint ventures.

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associated companies is included in the carrying amount of the investment. See Note 2(a)(ii). When the difference is negative (bargain purchase gain), it is immediately taken to the consolidated statement of income as a gain on the acquisition date.

Goodwill is allocated to Cash-Generating Units (CGUs) or groups of cash-generating units for the purpose of impairment testing. Allocation is made to the CGUs or groups of CGUs expected to benefit from the business combination from which the goodwill originated.

Goodwill is tested annually, as well as whenever a trigger event has been observed, for impairment by comparing the recoverable amount of a CGU with the carrying value of its net assets, and is carried at cost less impairment losses. Impairment losses on goodwill are not reversed. Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii.   Software

Software acquired by the Organization is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Organization can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses.

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method during the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii.  Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized over the period during which the asset is expected to contribute, directly or indirectly, to the future cash flow.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment is immediately recognized in the consolidated statement of income.

k)      Leasing

The Organization has both operating and finance leases and operates as a lessee and a lessor.

Leases in which a significant part for the risks and benefits of the asset is borne by the lessor are classified as operating leases. For leases in which a significant part of the risks and benefits of the asset is borne by the lessee, the leases are classified as financial leasing.

Leases in terms of which the Organization assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset as measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

As a lessee, the Organization classifies its leasing operations mainly as operating leases, and the monthly payments are recognized in the financial statements using the straight-line method over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

When an operating lease is terminated before the contract expires, any payment that may be made to the lessor in the form of a penalty is recognized as an expense for the period.

As a lessor, the Organization has substantially finance lease contracts.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for by revising the minimum lease payments over  the remaining term of the lease when the lease adjustment is confirmed.

i.        Finance Leases

Finance leasing assets in the consolidated statement of financial position are initially recognized in the “loans and advances” account at an amount equal to the net investment in the lease.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The initial direct costs generally incurred by the Organization are included in the initial measurement of the leasing receivable, decreasing the amount of income recognized over the lease term. These initial costs include amounts for commissions, legal fees and internal costs. The costs incurred in relation to the negotiation, structuring and sales of leases are excluded from the definition of initial direct costs and therefore are recognized as expenses when the profit from the sale of the lease is recognized, which is recognized at the beginning of the lease term.

Recognition of financial revenue reflects the constant rate of return on the net investment made by the Organization.

The estimated non-guaranteed residual values used in the calculation of the gross investment of the lessor in the lease are reviewed at least annually. If there is a decrease in the estimated non-guaranteed residual value, the income allocated over the period of the lease is also reviewed periodically and any decrease in relation to the accumulated values is immediately recognized in the consolidated statement of income.

ii.       Operating leases

The assets  leased under operating leases, where the Organization acts as lessor, are recognized in the consolidated statement of financial position as property and equipment according to the nature of the item leased.

The initial direct costs incurred by the Organization are added to the carrying amount of the leased asset and are recognized as expenses over the period of the lease and on the same basis as the income recognition.

Revenue from leasing is recognized using the straight-line method over the term of the lease, even if the payments are not made on the same basis. Costs, including depreciation, incurred to produce the income are recognized as expenses.

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

l)       Impairment of non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested annually at the same date to verify the existence of impairment.

Assets, which are subject to amortization, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess of the assets or its cash generating unit (CGU) carrying amount over its estimated recoverable amount. The recoverable amount of an asset or is the greater of an asset’s fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU. Subject to an operating segment ceiling test, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGU’s that are expected to benefit from the synergies of the combination.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The recoverable amount is the higher out of an asset’s fair value less costs to sell and value in use. When assessing the value in use, the estimated future cash flows are discounted to their present value using a fixed rate discount rate that reflects the current market conditions of the time, value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGU’s on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGU’s) and then to the reduce the carrying amount of the other assets in the CGU (group of CGU’s) on a pro rata basis.

An impairment of goodwill cannot be reversed. With regard to other assets, an impairment loss recognized in previous periods is reassessed at each reporting date for any indications that the impairment has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

m)     Deposits, debt securities issued and subordinated liabilities

Deposits, debt securities issued and subordinated liabilities are the main sources of funding used by the Organization to finance its operations.

They are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest method.

n)      Provisions, contingent liabilities and contingent assets

A provision is recognized when, as a result of a past event, the Organization has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle an obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The provisions were established by the Management taking into account the opinion of their legal advisors, nature of the actions, similarity with previous suits, complexity and positioning of the Courts, whenever there is a probable loss.

Contingent liabilities are disclosed if there is a possible future obligation resulting from past events or if there is a present obligation resulting from a past event.

Contingent assets are recorded only when there are real guarantees or favorable and non-appealable court decisions, and therefore the gain is virtually certain. The contingent assets for which the expectation of the outcome is favorable are only disclosed in the financial statements.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

o)      Classification of insurance contracts and investments

An insurance contract is a contract in which the Organization accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if an uncertain future event specific and adverse the policy holder. Reinsurance contracts are also treated from the perspective of insurance contracts by transferring significant insurance risk. Contracts classified as investment contracts are related to our capitalization bonds, which not transfer significant insurance risk and are accounted for as financial instruments in accordance with IAS 39.

p)      Insurance and pension plan technical provisions

i.    Property damage

The provision for unearned premiums (PPNG) is calculated on a pro-rata day basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts. The assignment of the corresponding provision to the estimate of current risks relating to policies not yet issued is constituted in the PPNG-RVNE.

The provision for claims to settle (PSL) is established based on the estimated claims paid, taking into account all administrative and judicial claims on the balance sheet date and the related costs such as expenses for claim adjustments and legal fees, among others.

The provision for incurred but not reported claims (IBNR) related to the Company’s own operations is calculated on an actuarial basis, considering the number of claims that have been incurred but not reported by insured/beneficiaries. The methodology uses a projection – based on observed historic behavior – of future claim payments related to events that occurred before the reference date for the calculation. The IBNR provision is calculated by subtracting the expected total of the provision for claims to settle (PSL) from the aforementioned projection, estimated on a case-by-case basis.

The provision for premium insufficiency (PIP) should be constituted, if deficit is verified in the PPNG related to the risks in course to cover the indemnities due to incur and future-related expenses. The need of constitution was not identified for the base date.

ii.   Insurance for people, except individual life

The provision for unearned premiums (PPNG) is calculated on a pro-rata day basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and includes an estimate for the current risks relating to policies not yet issued (RVNE).

The provision for premium deficiency (PIP) is made to cover any differences between the expected present value of indemnities and related future costs and the expected present value of future premiums. The provision is calculated on an actuarial basis and takes into account the biometric AT-2000 Male for men and AT-2000 Female for women, improvement of 1.5% per year, rates for other specific risk coverage and the real interest rate of 4% per year.

The mathematical provision for benefits to be granted (PMBaC) is calculated by the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The provision for redemptions and other unsettled values (PROVR) comprises the values related to the redemptions to settle and to the returns of premiums still not transferred to the receiving entity.

The provision for claims incurred but not reported (IBNR) is calculated based on the estimate of the claims already incurred, but that still have not been reported to the insurance companies.

The provision for unsettled claims (PSL) considers all the reports of claims received until the balance date and the related costs, such as expenses with the regulation of claims, and judicial fees by decree, among others. The provision is restated monetarily and includes all of the claims under judicial review.

iii.  Individual life insurance, excluding the insurance of variable contribution with survival coverage

The provision for unexpired risks (PRNE) is calculated on a pro-rata day basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and considers estimates of current risks that have yet to be issued (RVNE).

The mathematical provision for benefits to be granted (PMBaC) is calculated by the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations.

The provision for redemptions and other unsettled values (PROVR) comprises the values referring to the unsettled redemptions, to the premium returns and to the portability requested and still not transferred to the receiving entity.

The provision for events incurred but not reported (IBNR) is calculated based on the estimate of claims already incurred, but that still have not been reported to the insurance company.

The provision of unsettled benefits (PBR) considers all of the reported claims received until the balance date and the related costs, such as expenses with the regulation of claims, and judicial fees by decree, among others. The provision is restated monetarily and includes all of the claims under judicial review.

The provision for financial variation (POF) is recorded up to the 15% limit on the mathematical provision for benefits to be granted for life insurance with guaranteed yield, in order to cover future financial variations. The annual real interest rate of 4% is used to calculate this provision.

iv.  Health

For the health sector, the provision for unsettled claims (PSL) was measured, as the base of the reported claims received until the reporting date including judicial claims and related costs.

For the individual health plan portfolio, regarding the cover of remission for five years to the dependents of the policyholder in case of death, the mathematical provision for benefits to be granted (PMBaC) is constituted, whose calculation methodology takes into account the expectation of permanence of policyholders in the plan until their exit from the group following death, and as per this moment, the costs related to the permanence of the dependents in the plan for five years without the corresponding payment of premiums.

The provision for benefits granted (PMBC) from the individual health plan portfolio is made up of liabilities resulting from contractual remission clauses of health assistance coverage payments, based on the present value of future estimated expenses with health assistance costs of the dependents of deceased policyholders.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The other provisions are constituted, for the individual health portfolio, to cover the resulting differences between the expected present value of indemnities and related future costs and the expected present value of future premiums.

v.   Open pension plan and life insurance of variable contribution with survival coverage

The provision for unexpired risks (PRNE) is calculated on a pro-rata day basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and considers estimates of current risks that have yet to be issued (RVNE).

The mathematical provision for benefits to be granted (PMBaC) refers to participants that have yet to begin receiving benefits. In the pension plans, known as ‘traditional’, the provision represents the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of retirement, disability, pension and savings. The provision is calculated according to the methodology and premises established in the Technical Actuarial Notes.

Mathematical provisions for benefits to be granted related to long term life insurance plans (VGBL and PGBL) represent the total amount of contributions made by participants, net of charges and other contractual fees, plus financial yield generated through the investment of resources in investments funds through quotas in specially recorded investment funds (FIEs).

The provision for redemptions and other unsettled values (PROVR) comprises the values referring to the unsettled redemptions, to the premium returns and to the portability requested and still not transferred to the receiving entity.

The mathematical provision for benefits granted (PMBC) refers to participants that receive benefits and corresponds to the current value of future obligations for the continued payment of benefits.

The provision for insufficient contributions (PIC) is recorded to meet occasional unfavorable variations in technical risks taken on in the mathematical provision for benefits to be granted and the mathematical provision for benefits granted, considering a greater tendency of survival among participants. In the plans with survival risk, the provision is calculated actuarially and takes into consideration the biometric table AT-2000 Male (smoothed) for men and AT-2000 Female (smoothed) for women, improvement of 1.5% a year and real interest rate of 4% a year. In the plans with risk of survival of disabled the provision takes into account the biometric table AT-49 Male and the real interest rate of 4% a year. Improvement is a technique that restates the table of survival automatically, considering the increase expected of the future survival.

The provision for administrative expenses (PDA) is constituted to cover future administrative expenses of the plans with a defined benefit, defined contribution and variable contribution. The premises of the calculation are the same included in the calculation of the PIC, with the inclusion of expenditure on benefit payments.

The provision for financial surplus (PEF) corresponds to an installment of financial yield obtained through the application of provisions that exceed the minimum yield of pension plans with a clause for the participation in financial surplus.

The provision for technical surplus (PET) corresponds to the difference between the value expected and the value observed of the events incurred in the period for the pension plans with a participation clause in the technical surplus.

The provision of unsettled benefits (PBR) considers all of the reported claims received until the balance date and the related costs, such as expenses with the regulation of claims, and judicial fees by decree, among others. The provision is restated monetarily and includes all of the claims under judicial review.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The provision for financial variation (POF) is recorded up to the 15% limit on the mathematical provision for benefits to be granted for variable-contribution pension plans with guaranteed yield, in order to cover future financial variations. The annual real interest rate of 4% is used to calculate this provision.

vi.     Liability Adequacy Test (LAT)

The Organization conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is considered as the net carrying amount, deducting the deferred acquisition costs (DAC) and the related intangibles.

To conduct this test, the Organization uses actuarial methods that consider the estimated present value of all future cash flows, including expenses to settle claims from actuarial premises on the date the test is conducted. In the test, contracts are grouped by similar risk or by whether the insurance risk is co-managed by the Management.

The assumptions related to the claims ratio, administrative and operating expenses, selling expenses, cancellations, future contributions, redemptions and conversions into income adopted for testing purposes, are based on historical records. On the other hand, the assumptions related to mortality and survival follow the biometric tables which are formulated specifically based on Brazilian insurance market experience, BR-EMS, and also consider the continued improvement of life expectancy (known technically as the ‘improvement’ assumption), in accordance with the G Scale of the Sociedade de Atuários (SOA).

The discount rates used to bring the projected flows to present value are risk-free forward rates, corresponding to the guarantees offered for each product.

If any insufficiency is detected, the Organization must record it as an expense in the income statement for the year and establish additional provisions for the insurance losses already recorded on the test base date.

The result of the adequacy test does not show insufficiency in 2011 and 2010.

q)   Financial guarantees

Financial guarantees are contracts that require the Organization to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Organization’s obligations under such guarantees are measured as the higher out of the initial amount, less the accumulated amortization, and the best estimate of the amount required to settle the guarantee if management deems such expenditure as probable. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of the Management. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

r)       Employee benefits

i.    Defined contribution plan

Bradesco and its subsidiaries sponsor pension plans for their employees and Management of the “Free Benefit Generator Plan (PGBL)” type. The PGBL is a pension plan with defined contributions which allows financial resources to be accumulated throughout the professional career of the participants based on contributions paid by them and the sponsoring company, the funds of which are invested in an Exclusive Mutual Fund (FIE). The actuarial obligations of PGBL are fully covered by the corresponding FIE.

The PGBL is managed by the subsidiaries Bradesco Vida e Previdência S.A. and BRAM, Bradesco Asset Management S.A. DTVM, is responsible for the financial management of the FIEs funds.

Contributions from employees and management are equal to 4% of their salaries except for those participants who, in 2001, opted to migrate from a defined benefit plan to the PGBL, and whose contributions were maintained at the same level as the defined benefit plan at the time it was transferred, always in compliance with the minimum of 4% of the salary. Contribution obligations for the defined contribution pension plans are recognized as expenses in the income statement during which services are rendered by employees. The Organization, as employer, has no further payment obligations, once the contributions have been made.

In addition to the PGBL described above, the participants who migrated from the defined benefit plan are assured a proportional deferred benefit. For retired and pensioned employees, regardless of whether they are participants in the migrated defined benefit plan or not, the present value of the actuarial obligations of the plan is invested in FIEs.

ii.   Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and the plans are calculated separately for each plan, estimating the future benefit that the employees have earned in return for their service during the current and prior periods. The benefit is discounted to determine its present value and any unrecognized past service costs and fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit rated bonds, which have maturity dates approximating the terms of the Organization’s obligations. The calculation is made by an actuary, using the projected unit credit method.

To determine the net amount in the consolidated statement of financial position, any actuarial gains and losses that have not been recognized because of application of the “corridor” approach described below are added or deducted, as appropriate an unrecognized past service costs are deducted.

The Organization recognizes a portion of actuarial gains and losses that arise in calculating the Organization’s obligation in respect of a plan in profit or loss over the expected average remaining working lives of the employees participating in the plan. To the extent that any unrecognized and cumulative actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation or the fair value of the plan’s assets, the amount is recognized in the income statement over the estimated remaining time of service of the participating employees. Otherwise the actuarial gain or loss is not recognized.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

When the benefits of a plan are improved, the portion of increased benefit related to past service by employee is recognized in the income using the straight-line method over the average period until the benefits become vested. To the extent that the benefits vest, the expense is recognized in the consolidated statement of income.

iii.  Termination benefits

Severance benefits are required to be paid when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable twelve months or more after the statement of financial position date are discounted to their present value.

iv.  Short-term benefits

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (if payable within twelve months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Organization has a present legal or constructive obligation to pay the amount as a result of past service provided  by the employee and the obligation can be reliably estimated.

s)      Capitalization bonds

Financial liabilities and revenues from capitalization bonds are accrued at the time funds are received. Bonds are issued according to the types of payments, monthly or single payment. Each bond bears a nominal value and deposit value is adjusted for inflation using the referential rate (TR) + 0.5% interest per month, which constitutes mathematical provision for redemptions.

Capitalization bonds beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value if they have not won in the draw.  These products are regulated by the insurance regulator in Brazil; however, do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities in accordance with IAS 39.

The mathematical provision for redemptions is calculated for each active or suspended security, during the term expected in the general conditions of bond.

The mathematical provision for redemptions are calculated by the values of the matured securities and also by the values of the securities which are not yet mature, but have had their redemption request anticipated by the clients. The provisions are restated monetarily based on the indexers established in each bond.

The provisions for draws to be held and settled are calculated to cover the premiums originating from the future draws (still not held) and also to the premiums originating from the draws in which the clients have been selected (to pay).

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

t)       Interest

Interest income and expenses are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate of, the Organization estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

u)      Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, including account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized as the related services are rendered. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

v)      Insurance income

Insurance premiums are recognized as revenue proportionally over the policies coverage period.

Insurance and coinsurance premiums net of premiums transferred to coinsurance and reinsurance and related commissions, are recognized as income at the time the relevant insurance policies and invoices are issued, and accounted for on a straight-line basis, over the duration of the policies, through recognizing and reversing the provision for unearned premiums and deferred acquisition costs (deferred acquisition costs).

Income from premiums and the corresponding acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in income at the start of the risk coverage on an estimated basis.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

Income from management fees paid by specially constituted investment funds are recognized as income on an accrual basis at contractually determined rates.

Brokers’ commissions and other selling expenses of pension plans and life insurance are deferred and allocated to the income statement, using the straight-line method over twelve months.

Deferral of paid reinsurance premiums is made consistently with the treatment of the respective insurance premium and/or reinsurance contract.

w)     Income tax and social contribution expenses

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Income tax is calculated at the rate of 15%, plus a surcharge of 10% and the social contribution tax at the rate of 15% for banks, insurance companies and similar institutions and 9% for non-financial subsidiaries, after making certain adjustments required by tax legislation.

Tax expense comprises current and deferred tax. Current and deferred tax are recorded in the consolidated statement of income except when the result of a transaction is recognized directly in equity, in which case the related tax effect is also recorded in equity or in other comprehensive income.

Current tax expenses are the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amount used for taxation purposes. Deferred tax is not recognized for:

•                temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•                temporary differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and

•                taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

In determining the amount of current and deferred tax the Organization takes into account the impact of uncertain tax position and whether additional taxes and interest may be due. The organization believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Organization to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities against current tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Additional taxes that arise from the distribution of dividends by the Bank are recognized at the same time as the liability to pay the related dividend is recognized.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

x)        Segment reporting

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Information for operating segments is consistent with the internal reports provided for the management’s decision-making process. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, leasing, international bank operations, investment banking and private banking. The Organization performs in banking segments through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. Additionally, we are engaged in operations in insurance, supplementary pension plans and certificated savings plans through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

y)      Equity

The preferred shares have no voting rights, but have priority over the ordinary shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share ten percent (10%) higher than the dividend distributed per share to the holders of ordinary shares.

i.       Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in equity, thus reducing the initial share value.

ii.      Earnings per share

The Organization presents basic and diluted earnings per share data.

Basic earnings per share is calculated by dividing the net income attributable to shareholders of the Organization by the weighted average number of shares outstanding during the year, excluding the average number of ordinary shares purchased by the Organization and held as treasury shares.

Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

iii.    Dividends payable

Dividends on shares are recognized at the time they are approved by a Meeting of Shareholders.

Dividends for the year, approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

z)      Change in classification in the statement of cash flows

In these financial statements the Organization has voluntarily elected to change its accounting policy with respect to the classification in the cash flow statements of dividends received from investments in associated companies. This accounting policy change did not affect the amounts that were previously recorded as assets, liabilities, equity, net income or other comprehensive income.

In the previously issued financial statements for the years ended December 31, 2010 and 2009 dividends received from investments in associated companies were presented as a cash inflow from operating activities. In these financial statements dividends received from investments in associated companies are presented as a cash inflow from investing activities and prior periods have been revised to be presented on a consistent basis. Management believes that this presentation provides more relevant information by including as cash flows from investing activities all cash inflows and outflows related to its associated companies including the purchase and sale of interests as well as dividends received.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

As a result of the change in accounting policy there was a decrease in the 2010 and 2009 previously reported cash flow statements in the line “Net cash provided by (used in) operating activities” and a corresponding increase in the line “Net cash provided by (used in) investing activities” in the amounts of R$ 496,698 thousand and R$ 560,965 thousand, respectively.

3)     Risk Management

Risk-management structure

Our risk-management structure consists of Statutory and Executive Committees, which assist in the strategic decision-making by the organization's Board of Directors and Executive Officers.

The Organization has a Statutory Committee known as the Integrated Risk Management and Capital Allocation Committee, whose duty is to advise the Senior Management in the approval of institutional policies and risk exposure limits.

Reporting to this statutory committee are executive risk-management committees for a) credit risk, b) market and liquidity risk, c) operating risks, d) Bradesco's insurance and pension business, and e) implementing Basel II. There are also executive committees for the business areas, which, among other duties, suggest exposure limits for their corresponding risks and prepare mitigation plans to be submitted for the Integrated Risk and Capital Allocation Committee and the Board of Directors.

 A key part of this structure is the Integrated Risk Control Department, whose mission it is to facilitate and foster the Organization's risk-control and capital-allocation activities independently, consistently, and transparently on an integrated basis. This area also ensures compliance with the stipulations of the Central Bank of Brazil pertaining to risk-management activities.

3.1.  Credit risk

Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their contractual liabilities under the original terms. For risk management reporting purposes, the Organization considers and consolidated all elements of credit risk exposure, such as deterioration of loans as reflected in an increase in the borrower’s risk, the reduction in gains or remunerations, as well as benefits granted in renegotiations, recovery costs and other amounts related to the counterparty’s noncompliance with the financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

The Organization controls the exposure to credit risk which comprises mainly credit operations, securities and derivatives. There is also the credit risk in financial obligations relating to commitments on loan or financial guarantees.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization continuously maps all the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers, as well as their measurement and mitigation plans.

Counterparty’s Credit Risk

The counterparty credit risk to which the Organization is exposed consists of the probable failure of the counterparty to comply with its financial or non-financial obligations, causing losses to the Organization. This risk may be identified especially in transactions that involve derivative financial instruments, where the counterparty is subject to market fluctuations.

The Organization maintains control over the net position (that is, the difference between purchase and sale agreements) and potential future exposures of operations where there is counterparty risk. Each counterparty’s exposure to risk is treated in the same way and is part of general credit limits granted to the Organization’s customers. Usually, guarantees associated with this type of operation include margin deposits, which are made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

Credit Concession

Under the responsibility of the Credit Department, lending procedures are based on the Organization's credit policy emphasizing security, quality and liquidity for the application of credit assets. The process is guided by the Organization’s risk-management governance and complies with the rules of the Central Bank of Brazil.

In the constant pursuit for profitability in the business, the Organization uses the appropriate methodologies for each segment in which it operates, which guide the lending processes and the determination of operational limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

According to the guidance contained in the Credit Policy, all business proposals comply with the Organization’s departments’ approval hierarchy.

The Executive Credit Committee takes decisions within its remit on consultations for limits and transactions proposed by business areas, after the Credit Department has analyzed them and drafted its opinions. Proposed transactions / limits involving amounts of R$ 2 billion or more first pass though the Credit Executive Committee and are then submitted to the Board of Directors for approval.

For mass market retail loans, the Organization has exclusive Credit and Behavior Scoring systems,  as well as standardized procedures for reviewing applications and lending.

Business is diversified, wide-spread and aimed at individuals and companies with a proven payment capacity and solvency, always seeking to support them with guarantees that are adequate to the risk assumed, considering objectives and the maturities of loan granted.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Rating

The methodology for credit-risk evaluation, in addition to providing the institution with the minimum parameters for credit concession and risk management, promotes the determination of credit policies that are differentiated by the customer’s characteristics and capacity. Thus, it provides a base for operation pricing and determination of guaranties to each circumstance.

Risk ratings for economic groups – legal entities – are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are made corporately and are monitored periodically in order to preserve the quality of the credit portfolio.

For individuals, credit ratings are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

The risk classification adopted on the basis of the customers' capacity of honoring their commitments is shown below:

	Internal Rating	Organization classification
1	AA1	Low risk
2	AA2
3	AA3
4	A1
5	A2
6	A3
7	B1
8	B2
9	B3
10	C1
11	C2
12	C3
13	D	Medium risk
14	E	High risk
15	F
16	G
17	H

Credit-Risk Management Process

The credit risk is controlled in a corporate and centralized manner. All exposures to credit risk are analyzed, measured, classified and monitored independently by the credit risk sector.

This sector participates in the process to improve customer risk classification models by monitoring the high risks through the periodic follow-up of major default events, and the level of provision against expected and unexpected losses.

The credit risk sector reviews the internal processes, continuously, including roles and liabilities, the capacity building and demands for information technology, and risk evaluation, with the creation or review of products and services.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The credit risk management process includes a periodic self-appraisal to incorporate new practices and processes, as well as to monitor projects to meet the New Basel Capital Accord (Basel II) requirements. All activities are monitored to improve the management processes.

Control and Monitoring

The Organization’s credit risk is controlled and monitored by the credit risk area of the Integrated Risk Control Department.

The department coordinates, within the risk governance structure, the Executive Credit Risk Management Committee, in which methodologies for credit risk measurement are discussed and formalized. Significant issues discussed in this committee are reported to the Integrated Risk Management and Capital Allocation Committee, which is subordinated to the Board of Directors.

Additionally to the Committee, the area holds monthly meetings with product and segment executives and officers, Credit, Credit Recovery, with a view to informing them about the evolution of the loan portfolio, delinquency, impairment of loans and advances, loan recoveries, portfolio limits and concentrations and other items. This information is also reported to the Audit Committee.

The area also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as spin-offs, bankruptcies and crop failure, in addition to monitoring economic activity sectors in which the company is exposed to significant risks.

Both the governance process and existing limits are sanctioned by the Integrated Risk Management and Capital Allocation Committee, which are submitted for the approval of the Board of Directors, which are revised at least once a year.

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Organization. Managerial reports on risk control are furnished to the business areas, Credit, Credit Recovery and the Executive Officers, in addition, daily, monthly and quarterly reports.

Pointing out the risk situations that could result in customers' ability to honor its obligations as contracted, the credit risk control area provides daily reports, to the branches, business segments, as well as the lending and loan recovery areas. This system provides timely information of customers about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of the past and current information, highlighting points requiring a more in-depth analysis by managers.

The Organization also has an electronic corporate system of credit risk indicators to provide the lending and loan recovery areas, business areas, regional managers and branches with information on assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others. This electronic system provides both a macro-level and detailed view of the information, and also enables a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments.

	R$ thousand
	December 31
	2011	2010
Cash and balances with banks	93,777,577	80,960,127
Derivative financial instruments	955,912	1,650,708
Loans and advances to banks	72,663,890	64,715,412
Loans and advances to customers	263,521,615	225,635,918
Other financial assets	237,166,083	191,893,419
Total items recorded in the balance sheet	668,085,077	564,855,584
Total items not recorded in the balance sheet	180,842,424	147,446,817
Total risk exposure	848,927,501	712,302,401

The Organization's maximum credit risk exposure was R$ 848.9 billion in 2011, which was a 19.2% increase from 2010.

Of this exposure, R$ 93.8 billion related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

In relation to the “Other financial assets” item totaling R$ 237.2 billion, representing for approximately 27.9% of exposure in 2011, which largely consists of financial assets that, being Brazilian government bonds, have relatively low credit risks that, and are recorded at their market value.

In 2011, items not recorded in consolidated statement of financial position (recorded in memorandum accounts) amounted to R$ 180.8 billion, reaching a level of 21.3% of total exposure from available lines of credit, of which R$ 130.7 billion corresponded to limits for credit cards, personal loans, housing loans and overdrafts,  all of which were individually insignificant. Of the remaining R$ 50.1 billion, R$ 48.5 billion were guarantees mostly provided for Corporate customers and R$ 1.6 billion was available import finance. According to the Organization's internal ratings, these transactions are mostly assessed as having relatively "low risk".

In 2010, items not recorded in the consolidated statement of financial position, amounted to R$ 105 billion comprises credit limits to be released, of which 79% corresponds to limits to be released of the following products: credit cards, personal credit, housing loans and checking account overdraft facilities, and which are considerably dispersed. In addition, an amount of R$ 42 billion comprises guarantees provided, of which 90% is realized with large sized companies, which based on the Organization`s internal rating, are classified as low risk.

The following provides a detailed analysis of other exposures subject to credit risk totaling R$ 337.1 billion in 2011, representing 39.7% of the total exposure, including loans and finance, derivatives and advances to credit institutions and clients.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Derivative Financial Instruments

	R$ thousand
	December 31
	2011	2010
Traded in the stock exchange	4,249	35,113
OTC contract	951,663	1,615,595
Total	955,912	1,650,708

In relation to derivatives, 99.6% of the total, transactions refer to over-the-counter contracts, most of them involving counterparties, assessed to have "low credit risk"  by the Organization's internal procedures, so these derivatives do not have significant credit risk exposure.

Loans and advances to banks

We present below the portfolio of loans and advances to banks as rated internally by the Organization:

	R$ thousand
	December 31
	2011	2010
Low risk	72,663,890	64,715,412
Medium risk	-	-
High risk	-	-
Total	72,663,890	64,715,412

Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

Loans and advances to credit institutions are not rated as due or impaired. In addition, the portfolio has no debt-rescheduling history.

Loans and advances to customers

The loans and advances to customers are classified as:

•         Neither due nor impaired.

•         Past due but not impaired.

•         Impaired, including loans and advances classified as impaired and loans and advances that are analyzed individually for loss.

The Organization's loans are classified as "impaired" when they are (a) past due over 90 days, or (b) incurred in loss, or (c) rescheduled and/or that have been, or (d) reclassified as high risk levels and/or have been subject to, or (e) bankruptcy events (declared bankrupt, or application, or grant, or approval by judicial or extrajudicial authority).

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31
	2011	2010
Neither due nor impaired (i)	230,869,648	196,614,589
Past due but not impaired (ii)	6,352,829	6,037,858
Impaired (iii)	26,299,138	22,983,471
Total loans and advances to customers	263,521,615	225,635,918
Impairment loss	(17,646,666)	(15,355,736)
Net amount	245,874,949	210,280,182

The portfolio of loans and advances to customers grew by 16.8% from 2011 compared to 2010.

(i)     Loans and advances to customers neither due nor impaired

	R$ thousand
	December 31
	2011	2010
Low risk	226,629,368	194,270,226
Medium risk	3,675,521	1,918,707
High risk	564,759	425,656
Total	230,869,648	196,614,589

Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

The loans and advances to customers as assessed to have neither due nor impaired totaled R$ 230.9 billion in 2011.

Of the total transactions, 98.2% were classified as low risk.

(ii)    Loans and advances to customers past due but not impaired

We present below the analysis by number of days past due of the contracts for loans and advances which were not marked as impaired in the collective analysis and which are not impaired based on the individual analysis.

For purposes of this analysis, an asset is considered past due and included in the following table when payment is late or is not received strictly in accordance with the corresponding contractual terms. The amount included in this category comprises the total financial asset, i.e. not only the overdue installment amount but the contractual amount plus interest.

The loans and advances to customers which are not individually material, such as, for example, the retail transactions which have not been classified as impaired are presented in this category.

The individually material loans and advances may be presented in this category when, based on the individual analysis, no necessity for recording an individual impairment loss is indicated and, accordingly, the asset is then subject to collective loss analysis.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31
	2011	2010
Past due up to 60 days	5,401,445	5,185,401
Overdue between 61 and 90 days	920,843	823,339
Overdue for more than 90 days	30,541	29,118
Total	6,352,829	6,037,858

The previous table presents the loans and advances that, despite a certain delay in payment, do not present any indication of impairment. This amount comprises 2.4% of the portfolio in 2011 (2.7% in 2010).

(iii)  Loans and advances to customers impaired

	R$ thousand
	December 31
	2011	2010
Portfolio not yet due	11,126,234	11,677,435
Past due up to 60 days	3,155,675	2,143,584
Overdue between 61 and 90 days	1,356,916	878,331
Overdue for more than 90 days	10,660,313	8,284,121
Total	26,299,138	22,983,471

Loans and advances impaired reached R$ 26.3 billion and accounted for 10.0% of the total portfolio in 2011 (10.2% in 2010).

By category

The following table presents the loans and advances by category that are impaired:

	R$ thousand
	December 31
	2011	2010
Credit card	4,282,203	3,181,897
Personal credit	3,945,625	2,485,736
Vehicles - CDC	3,471,296	2,127,855
Working capital	2,765,937	2,086,699
Leasing	1,743,897	1,864,016
Onlending BNDES/FINAME	1,078,121	1,169,933
Rural loans	780,236	932,607
Housing loans	577,885	337,099
Overdraft facilities	521,851	547,985
Financing and export	498,236	828,502
Guaranteed account	331,784	243,411
Others	6,302,067	7,177,731
Total	26,299,138	22,983,471

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Renegotiated loans and advances

	R$ thousand
	Maximum exposure
	December 31
	2011	2010
Loans and advances to customers	8,658,167	6,911,604
Total	8,658,167	6,911,604

The renegotiations include debt restructuring, which considers the lengthening of the payment plans among other variables. The renegotiation policies and practices are based on collection parameters and these policies are reviewed on a periodic basis.

Concentration of credit risk in loans and advances

	R$ thousand
	December 31
	2011	2010
Largest borrower	0.9%	1.2%
Ten largest borrowers	5.2%	5.8%
Twenty largest borrowers	8.6%	9.1%
Fifty largest borrowers	14.0%	14.6%
Hundred largest borrowers	18.1%	18.5%

There was a reduction of concentration levels in 2011 compared to 2010.

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	R$ thousand
	December 31
	2011	2010
Public sector	1,046,107	973,497
Federal	764,524	585,521
State	281,583	387,976
Private sector	262,475,508	224,662,421
Individuals	100,432,908	88,727,218
Industry	52,582,415	45,588,624
Commerce	43,018,181	34,432,554
Services	63,025,931	52,988,679
Agribusiness	3,416,073	2,925,346
Total portfolio	263,521,615	225,635,918
Impairment of loans and advances	(17,646,666)	(15,355,736)
Total of net loans and advances to customers	245,874,949	210,280,182

The portfolio's breakdown by sector of economic activity showed variations in the shares of these sectors. Note the increased share of “commerce” and “services”.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Measurement of Credit Risk

Periodically, the Organization evaluates the existence of an objective evidence of loss in the loan and advance portfolio, taking into account its historical experience of impairment losses and other circumstances known at the time of evaluation.

Initially, clients are classified as individually significant and individually non-significant. Following that initial classification, clients are evaluated on the basis of their experience of one or more events of objective loss evidence. As sometimes it may not be possible to identify a specific event that has caused a loss in recoverable amount, the combined effects of several events are evaluated. In addition, loss events may be specific, that is, refer to only a particular client, such as payment defaults, renegotiation or bankruptcy event, or be collective to affect a greater group of assets as a result, for example, of interest or exchange rate variations or reduction of the activity level of one or more economic sectors.

For individually significant clients showing specific objective evidences, impairment loss is estimated individually, taking into account the future cash flow expected from each client, including the realization of guarantees associated with operations.

For individually non-significant clients showing specific objective evidences, loss from the reduction of recoverable amount is estimated according to a model based on the Organization’s historical experience.

Clients showing no specific objective evidence of impairment losses, both individually significant and individually non-significant clients are evaluated collectively by Organization’s internal models based on collective parameters of loss identified and macroeconomic parameters of economic activity and default.

For collective evaluation, Probability of Default and Loss Given Default models, as well as the Loss Identification Period factor, are used.

Probability of Default (PD): determines the probability of default perceived by the Organization with respect to the customer, according to its internal evaluation model. This risk parameter is differentiated according to its related segment: retail models are quantitative, while wholesale models are both quantitative and qualitative (subjective).

Loss Given Default (LGD): refers to the percentage effectively lost after recovery efforts given the nonperformance of the contract, which is expressed as a percentage of exposure.

Loss Identification Period (LIP): interim period between the occurrence of the loss event in groups of collectively evaluated financial assets and its identification by the institution as an impairment of individual assets.

Write-offs

Credits are written off in the consolidated statement of financial position against impairment of loans and advances when they are considered uncollectible or a permanent loss. Credit operations are written off when they are overdue for 180 to 360 days. However, credit operations with original terms beyond 36 months are written off when they are overdue for 360 to 540 days.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Mitigation

Potential credit losses are mitigated by several types of collateral formalized through legal instruments such as conditional transfer with retained ownership, mortgages, or through third-party guarantees, or financial instruments such as credit derivatives (CDS). The efficacy of these instruments is reviewed in terms of time required for recovery and realization of assets provided as guarantees, their market value, guarantor counterparty risk, and legal security of contracts. The principal types of collateral are time deposits; financial applications and securities; residential and commercial properties; movable property such as vehicles, aircraft, machinery and equipment; collateral may include commercial invoices, checks and credit card bills. Sureties include in particular bankers' guarantees and letters of credit.

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument and its risk is transferred to the counterparty selling the hedge. Normally, the latter is remunerated on a straight-line basis throughout the period of the transaction. In the case of a credit event (“default”), the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

We present below the credit derivative transactions:

	R$ thousand
	Value of credit risk
	December 31
	2011	2010
Transferred
Credit Swaps, the underlying assets of which include:
● Bonds and securities - Brazilian public debt securities	(543,982)	(483,198)
● Derivatives held by companies	(3,752)	(3,332)
Received
Credit Swaps, the underlying assets of which include:
●Bonds and securities - Brazilian public debt securities	778,457	591,501
● Derivatives held by companies	5,627	13,330
Total	236,350	118,301
Deposited margin	4,690	181,442

Bradesco carries out operations involving credit derivatives in order to better manage its risk exposure and assets. The contracts related to the credit derivative transactions described above mature on different dates up to 2013. The mark-to-market adjustment of the protection rates, which remunerates the counterparties receiving the risk, totals R$ 826 thousand (2010 – R$ 1,712 thousand). The fair value of derivative credit instruments is determined based on market quotations or obtained from specialized agencies. During the period, there were no events that, based on the corresponding contracts, could have triggered a credit default.

3.2.  Market risk

A market risk relates to the possibility of financial loss due to changes in prices and interest rates of the Organization’s financial assets, as its asset and liability portfolios may have mismatches in maturities, currency and indexes.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

This risk is identified, measured, mitigated and managed, with market risk exposure guidelines and limits monitored separately on a daily basis.

All activities exposed to market risk are mapped, measured and classified according to risk probability and magnitude, and their respective mitigation plans are approved by management.

The risk management process relies on the participation of all levels of the Organization, from the business units to the Board of Directors.

In compliance with the Corporate Governance practices and aiming to preserve and strengthen the management of market and liquidity risks in the Organization, as well as to meet the requirements of Resolution nº 3.464/07, of the National Monetary Council (CMN), the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed on an annual basis by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market and liquidity risks.

In addition to the policy, the Organization has specific rules to regulate the market- and liquidity-risk management process, as follows:

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

•       Use of Derivatives; and

•       Hedging.

Market Risk Management Process

The management process of the market risk is conducted in a corporate, centralized and independent manner; it involves diverse areas, with specific duties in the process, in the measurement and control of market risk. The process, approved by the Board of Directors, is also revalidated annually by the Committees and the Board itself.

Determination of Limits

Proposed market-risk limits are validated by specific business Committees that are submitted for approval by the Integrated Risk Management and Capital Allocation Committee, and then for approval by the Board of Directors and based on the characteristics of the operations, which are segregated into the following Portfolios:

Trading Portfolio: this consists of all operations with financial instruments, including derivatives, maintained for trading purposes or intended to hedge other instruments of the trading portfolio, and which are not subject to trading limitations. Operations maintained for trading purposes are those intended for resale, to obtain benefits from actual or expected price variations or arbitrage.

The following limits are monitored for the Trading Portfolio:

•       Risk;

•       Stress;

•       Income; and

•       Financial Exposure.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Banking Portfolio: these are operations that are not classified in the Trading Portfolio. They consist of structured operations relating to various lines of business in the Organization and their respective hedges.

The following limits are monitored for the Banking Portfolio:

•       Interest rate risk; and

•       Share Portfolio.

Market-Risk Measurement Models

The market-risk measurement and control are performed using VaR (Value at Risk), EVE (Economic Value Equity), stress testing, and sensitivity analysis, in addition to the limits for Management of Results and Financial Exposure Management.

Trading Portfolio and Risks of Shares of the Banking Portfolio

Although they are controlled separately, the Risks of the Trading Portfolio risks and share positions in the Banking Portfolio are measured using the Delta-Normal VaR methodology for a 1-day period, with a confidence level of 99% and volatilities and correlations calculated on the basis of statistic methods that attribute greater weight to recent returns.

The risk of the Trading Portfolio is also controlled by the Stress Test, the purpose of which is to quantify the adverse impact of economic shocks and events that are financially unfavorable to the Organization. The analysis uses stress scenarios prepared by the Market-Risk area and the economic area of the Organization, based on historical and prospective data on risk factors where the Trading Portfolio has a position.

For regulatory purposes, capital allocation relating to Banking Portfolio shares is based on credit-risk rating as required by the Central Bank of Brazil.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is based on the EVE methodology, which measures the economic impact on the positions, according to scenarios prepared by the Organization’s economic area, which are intended to determine positive and negative changes likely to occur in interest-rate curves applicable to investments and borrowings.

The EVE methodology consists of repricing the portfolio subject to interest rate variations, taking into account the increases or decreases of rates used to calculate the present value and total term of assets and liabilities. This way, the economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected for a period of 1 year. The difference between the values obtained for the portfolio will be EVE, that is, the interest-rate risk applicable to the Banking Portfolio.

For the measurement of the interest-rate risk in the Banking Portfolio, accelerated payment of loans is not assumed, as this situation is not significant in the total volume of operations. For deposits without a defined maturity, such as demand deposits and savings deposits, an analysis is performed to determine their historical behavior and possibility of maintenance.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Control and Follow-Up

Market risk is primarily controlled and monitored by an independent area, the Integrated Risk Control Department, whom, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, positions are discussed once a week by the Executive Treasury Committee, which evaluates results and risks and discuss and approve strategies for coming weeks. Both the governance process and existing limits are ratified by the Integrated Risk Management and Capital Allocation Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reports are complemented by an alert system, which determines the addressees of risk reports according to the usage percentage previously determined, therefore, the higher the risk limit consumption, more Senior Management members receive the reports.

Economic hedging and use of Derivatives

With the purpose of standardizing the use of financial instruments contracted for hedging purposes and the treasury derivatives, the Organization has created specific rules that have been approved by the applicable Committees.

The economic hedge operations entered into by the Treasury Department of Bradesco should, necessarily, eliminate or mitigate risks of mismatches of volumes, terms, currencies or indexers of the positions on the treasury books, using the assets and derivatives authorized for trading in each of books, in order to:

•       control and classify the operations, respecting the current limits of exposure and of risks;

•       alter, modify or revert positions due to changes in the market and to operational strategies; and

•       reduce or mitigate exposures of operations in inactive markets, in conditions of stress or of low liquidity.

Derivatives Standardized and of Continuous Use

The Treasury Department of Bradesco may use standardized derivatives (traded on an exchange) and those of continuous use (traded over-the-counter) with the purpose of obtaining income and also for the structuring of hedges. The derivatives classified as ‘of continuous use’ are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among others), forward operations (currencies, for example), vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as ‘of continuous use’ or structured operations are subject to the authorization of the applicable Committee.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Evolution of the Exposure

This section shows the evolution of financial exposure, the VaR calculated by our internal model and its backtesting, stress analysis, and sensitivity analysis.

Financial Exposure – Trading Portfolio

We have presented below the table showing the financial exposure of the trading Portfolio, including the derivatives, of the Organization:

	R$ thousand
Risk Factors	December 31
	2011		2010
	Assets	Liabilities	Assets	Liabilities
Fixed rate	170,794,858	172,613,428	158,957,548	141,780,124
IGP-M (General Index of market pricing)	2,893,004	2,872,458	837,646	919,757
IPCA (Consumer price index)	21,534,602	13,679,603	19,175,480	16,086,132
Forex Coupon	6,087,770	9,962,956	4,904,025	4,726,962
Foreign Currency	10,841,088	12,762,036	5,403,007	5,232,001
Variable Income	1,036,939	361,491	226,471	207,437
Sovereign / Eurobonds and Treasuries	11,559,049	14,358,091	2,690,727	2,869,794
Other (*)	14,684,728	13,873,477	5,588,281	3,577,108
Total at Year-End	239,432,038	240,483,540	197,783,185	175,399,315

(*) Comprise mainly, SELIC (Special System of Settlement and Custody) and CDI (Interbank Deposit Certificate)

Internal VaR Model –Trading Portfolio

The average value at risk (VaR) in 2011 increased over the previous year, mainly due to a higher exposure and volatility in the period, as the following table shows:

	R$ thousand
Risk Factors	December 31
	2011	2010
Fixed rate	34,963	16,510
IGP-M (General Index of market pricing)	441	1,556
IPCA (Consumer price index)	82,545	11,192
Forex Coupon	18,352	5,199
Foreign Currency	38,360	6,179
Variable Income	47,040	1,049
Sovereign / Eurobonds and Treasuries	21,902	2,845
Others	48	5
Correlation / Diversification Effect	(114,819)	(21,674)
VaR at reporting date	128,832	22,861

Average VaR in the year	81,133	14,549
Minimum VaR in the year	19,749	5,288
Maximum VaR in the year	241,081	32,096

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Internal VaR Model – Backtesting

The methodology applied and the existing statistical models are validated daily using backtesting techniques. The backtesting technique compares the daily VaR calculated both as a hypothetical result, obtained with the same positions used in the VaR calculation and with the actual result, and considers the transactions of the day for which the VaR was estimated.

Its main purpose is to monitor, validate and evaluate the VaR model's adherence and the number of exceptions should be within those of statistical tests and the required level of confidence (99%). The following graph shows VaR and daily results for the last twelve months. In this period, adverse outcomes were higher than estimated on only two occasions, so the number of exceptions is within the limits defined by the statistical tests and confidence level of the model adopted, thus showing its consistency.

Stress Analysis – Trading Portfolio

In order to estimate any loss not covered by VaR, the Organization makes daily assessments of possible impacts on its positions in stress scenarios for a 20 business day outlook. Thus, considering the effect of diversification between the risk factors, the average estimated possible loss in a stress situation was R$ 1,530 million in 2011 (2010 – R$ 276 million), and the maximum estimated loss was R$ 2,267 million (2010 – R$ 521 million).

	R$ thousand
	With diversification (stress situation)		Without diversification (unstressed situation)
	December 31		December 31
	2011	2010	2011	2010
Total at Year-End	1,424,216	232,218	2,067,878	404,383
Yearly Average	1,529,674	276,120	2,204,947	439,531
Yearly Minimum	874,320	84,089	1,598,525	176,933
Yearly Maximum	2,267,302	521,463	2,813,747	792,893

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis

The Trading Portfolio is also daily evaluated using sensitivity analysis to measure the effect of the market and price curves on our positions. In addition, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolios) is conducted on a quarterly basis. It is important to highlight the impacts of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization. This is because a part of the loan operations in the Banking Portfolio is funded by demand deposits and/or savings deposits, which serve as a natural hedge against any interest rate fluctuations; and interest rate fluctuations do not material have a material impact in the Organization’s results, since the intention is to hold the loan operations until their maturity.

		R$ thousand
		Trading & Banking Portfolios (1)
		December 31, 2011			December 31, 2010
Risk Factors	Definition	1	2	3	1	2	3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(6,277)	(1,568,110)	(2,971,275)	(4,559)	(1,333,759)	(2,552,669)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(11,480)	(1,422,256)	(2,590,408)	(11,338)	(1,440,641)	(2,578,706)
FX Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(438)	(40,667)	(79,234)	(76)	(5,223)	(10,283)
Foreign Currency	Exposures subject to the FX variation	(11,171)	(279,274)	(558,549)	(3,061)	(76,533)	(153,066)
Variable Income	Exposures subject to the variation of share prices	(19,096)	(477,394)	(954,788)	(16,610)	(415,241)	(830,483)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(1,989)	(27,072)	(54,338)	(383)	(7,411)	(17,556)
Others	Exposures that do not match the previous definitions	(66)	(1,644)	(3,288)	(10)	(246)	(492)
Total without correlation (2)		(50,517)	(3,816,417)	(7,211,880)	(36,037)	(3,279,054)	(6,143,255)
Total with correlation (2)		(31,594)	(2,773,835)	(5,210,427)	(24,371)	(2,721,192)	(5,058,152)

(1)     Values net of taxes; and

(2)     “With correlation” considers the impact that each variable has on the other variable.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below is another sensitivity analysis exclusively of the Trading Portfolio, which represents the exposures that could cause significant impacts on the Organization’s results, where it is important to stress that the results presented show the impacts in each scenario with a static position of the portfolio. Due to the dynamism of the market these positions change continuously and do not necessarily reflect the position shown here.

		R$ thousand
		Trading Portfolio (1)
		December 31, 2011			December 31, 2010
Risk Factors	Definition	1	2	3	1	2	3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(750)	(186,845)	(361,825)	(439)	(130,396)	(251,911)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(2,258)	(292,015)	(560,960)	(374)	(55,064)	(106,444)
FX Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(596)	(54,802)	(106,992)	(40)	(3,924)	(7,650)
Foreign Currency	Exposures subject to the FX variation	(10,255)	(256,370)	(512,739)	(3,707)	(92,673)	(185,345)
Variable Income	Exposures subject to the variation of share prices	(3,940)	(98,511)	(197,023)	(322)	(8,054)	(16,109)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(1,985)	(25,277)	(50,144)	(154)	(4,570)	(8,927)
Others	Exposures that do not match the previous definitions	-	(16)	(32)	-	(1)	(1)
Total without correlation (2)		(19,784)	(913,836)	(1,789,715)	(5,036)	(294,682)	(576,387)
Total with correlation (2)		(13,270)	(512,229)	(995,375)	(2,669)	(155,665)	(301,866)

(1)    Values net of taxes; and

(2)    “With correlation” considers the impact that each variable has on the other variable.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensitivity analyses were prepared based on the scenarios for the respective dates, always considering the market information at the time and scenarios that have a negative impact on our positions.

Scenario 1: Based on the market information (BM&FBovespa, Anbima, etc.), stresses were applied of 1 base point for interest rates and a 1% variation for prices. For example: in the scenario applied on the positions at December 31, 2011 the exchange rate Real/Dollar was R$ 1.88 (December 31, 2010 – R$ 1.68). For the scenario of interest, the 1-year fixed rate applied on the positions at December 31, 2011 was 10.06% p.a. (December 31, 2010 – 12.05% p.a.).

Scenario 2: Stresses of 25% were calculated based on the markets. For example: in the scenario applied on the positions at December 31, 2011 the exchange rate Real/Dollar was R$ 2.33 (December 31, 2010 – R$ 2.08). For the scenario of interest, the 1-year fixed rate applied on the positions at December 31, 2011 was 12.56% p.a. (December 31, 2010 – 15.05% p.a.). The scenarios for the other risk factors also represent a stress of 25% in the respective curves or prices.

Scenario 3: Stresses of 50% were calculated based on the markets. For example: in the scenario applied on the positions at December 31, 2011, the exchange rate Real/Dollar was R$ 2.80 (December 31, 2010 – R$ 2.49). For the scenario of interest, the 1 year fixed rate applied on the positions at December 31, 2011 was 15.07% p.a. (December 31, 2010 – 18.06% p.a.). The scenarios for the other risk factors also represent a stress of 50% in the respective curves or prices.

3.3.  Liquidity risk

The Liquidity Risk is represented by the mismatch in cash flow, a result of difficulties to rapidly dissolve an asset or raise funds, hindering the liquidity of positions or creating outstanding liabilities.

The understanding and monitoring of this risk are crucial to enable the Organization to settle operations in a timely manner.

Management Process of the Liquidity Risk

The liquidity risk management process is conducted in a corporate and centralized manner, including the monitoring of available funds, the compliance with the minimum liquidity level and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. The policy and controls established fully comply with CMN Resolution 2,804/00.

As part of the criteria and procedures approved, the Organization establishes the minimum daily liquidity reserve and the types of assets eligible for making up the resources available. It also establishes the instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Control and Monitoring

The liquidity risk management process is conducted by the Treasury Department and the control of positions is conducted by the back-office area, which is responsible for providing the necessary information to the management and for monitoring the compliance with the limits established. The Integrated Risk Control Department is responsible for measuring the minimum liquidity reserve, reviewing the policies, rules, criteria and procedures, and conducting studies for new recommendations.

The liquidity risk is monitored at the Treasury Executive Committee, who controls liquidity reserves, with mismatches in maturities and currencies. The monitoring is also conducted by the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

Internal Communication

In the process of liquidity-risk management, reports are distributed daily to the areas involved in management and control, as well as to the Executive Board. Various instruments of analysis are used in of this process, to monitor the liquidity, such as:

•       daily distribution of the instruments of liquidity control;

•       automatic updates of liquidity reports during the day to assist in proper management by the Treasury Department;

•       development of reports of past transactions and future based on scenarios;

•       daily verification of compliance with the minimum level of liquidity; and

•       weekly reports for the Executive Board about the behavior of liquidity and expectations for the future.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows, where the liquidity risk is managed based on the expected future undiscounted cash receipts.

	R$ thousand
	December 31, 2011
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	106,722,170	22,568,924	16,856,605	72,034,654	5,284,600	223,466,953
Deposits from customers	105,838,815	16,004,508	12,918,105	99,484,437	2,024,079	236,269,944
Funds from securities issued	563,278	6,275,685	9,009,110	33,911,608	1,208,636	50,968,317
Subordinated debt	155,258	4,164,025	5,397,977	8,499,714	21,965,948	40,182,922
Total liabilities	213,279,521	49,013,142	44,181,797	213,930,413	30,483,263	550,888,136

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2010
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	79,893,283	22,167,005	17,767,726	61,786,474	3,949,497	185,563,985
Deposits from customers	96,730,265	7,965,495	22,944,966	84,070,960	3,448,361	215,160,047
Funds from securities issued	412,490	2,809,519	2,675,378	14,502,560	746,992	21,146,939
Subordinated debt	1,310,433	4,551,519	2,812,677	20,394,160	4,531,746	33,600,535
Total liabilities	178,346,471	37,493,538	46,200,747	180,754,154	12,676,596	455,471,506

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The previous table shows the undiscounted cash flows referring to financial liabilities of the Organization. The cash flows that the Organization estimates for these instruments may vary significantly from expectations. For example, it is expected that demand deposits of customers maintain a stable or increasing balance, and it is not expected that the unrecognized loan commitments are withdrawn immediately.

The gross cash inflows / (cash outflows) presented in the previous table refer to the undiscounted contractual cash flow related to the financial liability or commitment.

In the Organization, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Organization are settled at net value, and include:

•       Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and

•       Interest rate derivatives – interest rate swaps, future rates contracts, interest rate options, other interest rate contracts, contracts of interest rate futures traded on an exchange and interest rate options traded on an exchange.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below analyzes the financial liabilities in derivatives that will be settled at net value, grouped based on the period remaining from the date of the consolidated statement of financial position to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

	R$ thousand
	December 31, 2011
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	148,506	45,594	57,298	305,596	224,566	781,560
Non-deliverable forwards	104,930	122,259	13,777	4,724	-	245,690
• Purchased	4,009	9,263	4,778	1,599	-	19,649
• Sold	100,921	112,996	8,999	3,125	-	226,041
Premiums of options	6,730	17,642	9,195	3,294	-	36,861
Total of derivative liabilities	260,166	185,495	80,270	313,614	224,566	1,064,111

	R$ thousand
	December 31, 2010
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	109,061	27,301	14,074	112,344	59,849	322,629
Non-deliverable forwards	165,801	142,122	69,366	12,901	-	390,190
• Purchased	62,427	139,362	68,443	12,901	-	283,133
• Sold	103,374	2,760	923	-	-	107,057
Premiums of options	17,008	40,867	32,902	13,422	-	104,199
Total of derivative liabilities	291,870	210,290	116,342	138,667	59,849	817,018

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the date of the consolidated financial statements:

	R$ thousand
	December 31, 2011
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total
Assets
Cash and balances with banks	93,777,577	-	-	-	-	-	93,777,577
Financial assets held for trading	30,919,375	1,576,150	8,971,911	32,801,491	12,882,763	9,445,387	96,597,077
Financial assets available for sale	104,860	93,328	556,850	2,597,840	36,938,973	4,956,547	45,248,398
Investments held to maturity	607,926	-	125,886	207,601	3,169,574	-	4,110,987
Assets pledged as collateral	27,582,634	33,650,523	422,925	26,371,642	9,094,356	-	97,122,080
Loans and advances to banks	50,031,083	9,026,976	1,679,629	11,894,106	32,096	-	72,663,890
Loans and advances to customers	35,661,204	67,729,071	39,982,240	87,353,692	15,148,742	-	245,874,949
Other financial assets (1)	25,434,232	-	-	-	-	-	25,434,232
Total financial assets	264,118,891	112,076,048	51,739,441	161,226,372	77,266,504	14,401,934	680,829,190

Liabilities
Deposits from banks	105,430,313	21,549,272	14,475,429	58,745,664	4,089,498	-	204,290,176
Deposits from customers (2)	105,721,822	13,788,522	11,507,322	84,284,286	1,018,986	-	216,320,938
Financial liabilities held for trading	204,584	183,418	76,070	176,072	107,066	-	747,210
Funds from securities issued	335,483	6,121,755	8,033,030	26,233,251	907,450	-	41,630,969
Subordinated debt	103,973	2,788,605	4,616,848	5,590,898	13,809,767	-	26,910,091
Insurance technical provisions and pension plans (2)	75,346,103	1,697,496	475,194	21,593,528	-	-	99,112,321
Other financial liabilities (3)	29,932,557	-	-	-	-	-	29,932,557
Total financial liabilities	317,074,835	46,129,068	39,183,893	196,623,699	19,932,767	-	618,944,262

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2010
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity	Total
Assets
Cash and balances with banks	80,960,127	-	-	-	-	-	80,960,127
Financial assets held for trading	29,342,547	5,447,545	5,316,906	23,022,361	6,445,339	5,659,493	75,234,191
Financial assets available for sale	2,004,181	392,587	12,773	2,829,059	29,976,417	4,964,127	40,179,144
Investments held to maturity	-	105,875	-	315,877	2,972,555	-	3,394,307
Assets pledged as collateral	6,222,456	25,443,405	2,153,143	40,979,487	4,902,121	-	79,700,612
Loans and advances to banks	31,868,601	19,292,803	1,091,075	2,846,678	9,616,255	-	64,715,412
Loans and advances to customers	35,561,963	57,240,269	34,974,046	80,760,879	1,743,025	-	210,280,182
Other financial assets (1)	18,657,314	-	-	-	-	-	18,657,314
Total financial assets	204,617,189	107,922,484	43,547,943	150,754,341	55,655,712	10,623,620	573,121,289

Liabilities
Deposits from banks	79,760,829	21,915,116	13,982,560	52,763,443	3,498,969	-	171,920,917
Deposits from customers (2)	96,621,923	7,498,289	20,769,356	66,016,727	1,569,653	-	192,475,948
Financial liabilities held for trading	291,163	198,179	110,031	109,259	24,335	-	732,967
Funds from securities issued	209,155	2,483,953	2,273,497	12,245,244	597,916	-	17,809,765
Subordinated debt	1,122,186	4,460,861	2,417,064	15,014,877	3,299,958	-	26,314,946
Insurance technical provisions and pension plans (2)	60,032,455	2,101,400	1,284,674	20,074,517	-	-	83,493,046
Other financial liabilities (3)	26,140,152	-	-	-	-	-	26,140,152
Total financial liabilities	264,177,863	38,657,798	40,837,182	166,224,067	8,990,831	-	518,887,741

(1)   Includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2)   Demand and savings deposits and insurance technical provisions and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3)   Includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance leasing and capitalization bonds.

3.4.  Fair value of financial assets and liabilities

The Organization applies IFRS 7 for financial instruments measured in the consolidated statement of financial position at fair value, which requires disclosure of fair-value measurements according to the following fair-value hierarchy of fair value measurement:

•       Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•       Level 2

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

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Level 3

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

The tables below present the composition of the financial assets and liabilities measured at fair value classified using the hierarchical levels:

R$ thousand

December 31, 2011

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	53,497,751	-	8,289	53,506,040
Corporate debt and marketable equity securities	4,759,124	-	19,692,211	24,451,335
Bank debt securities	9,096,264	-	1,727,199	10,823,463
Mutual funds	6,791,968	-	-	6,791,968
Foreign governments securities	21,951	-	28,141	50,092
Brazilian sovereign bonds	18,267	-	-	18,267
Financial assets held for trading	74,185,325	-	21,455,840	95,641,165
Derivative financial instruments	-	952,676	3,236	955,912
Derivative financial instruments (liabilities)	-	(733,027)	(14,183)	(747,210)
Derivatives	-	219,649	(10,947)	208,702
Brazilian government securities	31,247,291	8,915	78,383	31,334,589
Corporate debt securities	1,569,946	-	5,880,127	7,450,073
Bank debt securities	1,402,650	-	80,215	1,482,865
Brazilian sovereign bonds	24,324	-	-	24,324
Marketable equity securities and other stocks	4,400,135	-	556,412	4,956,547
Financial assets available for sale	38,644,346	8,915	6,595,137	45,248,398
Total	112,829,671	228,564	28,040,030	141,098,265

R$ thousand

December 31, 2010

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	45,614,460	-	-	45,614,460
Corporate debt and marketable equity securities	4,960,263	-	16,048,172	21,008,435
Bank debt securities	2,905,845	-	1,878,557	4,784,402
Mutual funds	2,075,468	-	-	2,075,468
Foreign governments securities	71,004	-	-	71,004
Brazilian sovereign bonds	29,714	-	-	29,714
Financial assets held for trading	55,656,754	-	17,926,729	73,583,483
Derivative financial instruments	-	1,650,207	501	1,650,708
Derivative financial instruments (liabilities)	-	(730,790)	(2,177)	(732,967)
Derivatives	-	919,417	(1,676)	917,741
Brazilian government securities	30,807,360	12,792	90,160	30,910,312
Corporate debt securities	1,571,050	-	2,603,962	4,175,012
Bank debt securities	33,537	-	82,733	116,270
Brazilian sovereign bonds	13,423	-	-	13,423
Marketable equity securities and other stocks	4,964,127	-	-	4,964,127
Financial assets available for sale	37,389,497	12,792	2,776,855	40,179,144
Total	93,046,251	932,209	20,701,908	114,680,368

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Derivative Assets and Liabilities

The Organization´s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices, and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity, which are used to value the position. The majority of market inputs is observable and can be obtained, mainly, from BM&FBovespa and the secondary market. Other exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange. Those are classified as Level 2.

The yield curves are used to determine the fair value for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined from mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. Further, many of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

Derivatives that are valued based on mainly unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy. Level 3 derivatives include credit default swaps relating to corporate debt securities.

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2011 and 2010:

	R$ thousand
	Financial assets held for trading	Net derivatives (1)	Financial assets available for sale	Total
Balance on December 31, 2009	5,092,032	16,039	1,812,410	6,920,481
Included in the income statement and other comprehensive income	785,010	(3,621)	649,378	1,430,767
Acquisitions, issuances and sales	12,061,035	20,405	315,067	12,396,507
Transfer levels	(11,348)	(34,499)	-	(45,847)
Balance on December 31, 2010	17,926,729	(1,676)	2,776,855	20,701,908
Included in the income statement and other comprehensive income	2,028,189	(3,475)	670,734	2,695,448
Acquisitions, issuances and sales	1,500,922	(5,796)	2,808,540	4,303,666
Transfer levels	-	-	339,008	339,008
Balance on December 31, 2011	21,455,840	(10,947)	6,595,137	28,040,030

(1)  In 2011, the net derivatives included R$ 3,236 thousand of derivative assets and R$ 14,183 thousand of derivative liabilities (2010 – R$ 501 thousand of derivatives assets and R$ 2,177 thousand of derivatives liabilities).

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2011, 2010 and 2009:

	R$ thousand
	Year ended December 31, 2011
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	2,152,178	-	669,938	2,822,116
Net trading gains/(losses) realized and unrealized	(123,989)	(3,475)	796	(126,668)
Total	2,028,189	(3,475)	670,734	2,695,448

	R$ thousand
	Year ended December 31, 2010
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	812,377	-	648,528	1,460,905
Net trading gains/(losses) realized and unrealized	(27,367)	(3,621)	850	(30,138)
Total	785,010	(3,621)	649,378	1,430,767

	R$ thousand
	Year ended December 31, 2009
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	726,326	-	277,254	1,003,580
Net trading gains/(losses) realized and unrealized	635	(30,406)	(68,651)	(98,422)
Total	726,961	(30,406)	208,603	905,158

The tables below show the gains/(losses) due to the changes in fair value, including the realized and unrealized gains and losses, recorded in the statement of income for Level 3 assets and liabilities, which were not settled during the years 2011, 2010 and 2009:

	R$ thousand
	Year ended December 31, 2011
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	(102,916)	(3,475)	(106,391)
Total	(102,916)	(3,475)	(106,391)

	R$ thousand
	Year ended December 31, 2010
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	(27,760)	(3,621)	(31,381)
Total	(27,760)	(3,621)	(31,381)

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2009
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	(2,105)	(30,406)	(32,511)
Total	(2,105)	(30,406)	(32,511)

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value:

	R$ thousand
	Book value		Fair value
	December 31		December 31
	2011	2010	2011	2010
Financial assets
Held to maturity	4,110,987	3,394,307	5,655,248	4,935,011

Loans and receivables
Banks (1)	72,663,890	64,715,412	72,663,890	64,722,309
Customers (1)	245,874,949	210,280,182	245,804,979	210,334,115

Financial liabilities
Deposits from banks	204,290,176	171,920,917	204,226,676	171,792,716
Deposits from customers	216,320,938	192,475,948	216,112,246	192,307,819
Funds from securities issued	41,630,969	17,809,765	41,880,541	17,881,598
Subordinated debt	26,910,091	26,314,946	27,709,424	27,404,267

                  (1)  Amounts of loans and advances are presented net of the provision for impairment losses.

Loans and receivables

Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. For cases in which a market price was available, this was used as an estimate of fair value. For most floating-rate loans, the carrying amounts were considered to approximate fair value. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on the discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Held to maturity

Investments held to maturity are carried at amortized cost. Fair values are estimated according to the assumptions described on Note 2 (e). See Note 22 for further details regarding the amortized cost and fair values of held-to-maturity securities.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the discounted cash flows based on a contractual basis and current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued

The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt

Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

3.5.  Capital management

The objective of Capital Management is to provide the conditions required to meet the Organization's strategic goals, taking into account the economic and commercial environments where it operates. This process is in line with the nature of the operations, complexity of products and services, and the dimension of the Organization’s exposure to risks.

This Capital Adequacy Process is monitored daily to ensure that the Organization maintains a solid capital base to support its operations and to cover the risks incurred, either in normal situations or in extreme market conditions, as well as complying with regulatory capital requirements.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

According to the Central Bank, financial institutions are required to permanently maintain capital (Reference Shareholders’ Equity) compatible with the risks from their activities, represented by the Required Reference Shareholders’ Equity (PRE). PRE is calculated taking into consideration, at least, the sum of the following portions:

Where:

Pepr = exposures weighed by the relevant risk weighting factor;

Pjur = the risk of operations subject to interest rate variations;

Pacs = the risk of operations subject to share price variations;

Pcom = the risk of operations subject to commodities prices variations;

Pcam = the risk of exposures to gold, foreign currency and operations subject to foreign exchange variation; and

Popr = amount related to operational risk.

In addition, the Organization is also required to maintain sufficient Reference Equity to face the risk of interest rates of operations not included in the trading portfolio (Banking Portfolio), which is calculated using the EVE (Economic Value Equity) methodology.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity

Below is detailed financial information based on the consolidated statement of financial position as of December 31, 2011 prepared in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate under Brazilian Central Bank used to calculate the Reference Equity of the Organization under the perspective of Consolidated Financial Entities and Total Economic Financial. However, if the Reference Equity of the Organization was calculated according to numbers prepared under IFRS, the results could be different from that presented.

Calculation base - Capital Adequacy Ratio	R$ thousand
	Consolidated Financial Entities (1)		Consolidated Economic-Financial (2)
	December 31		December 31
	2011	2010	2011	2010
Consolidation Base – Capital Adequacy Ratio	55,581,664	48,042,850	55,581,664	48,042,850
Deduction of deferred charges according to CMN Resolution nº 3,444/07	(167,521)	(206,257)	(248,103)	(296,018)
Deduction of gains/losses from adjustments, at market price, to available-for-sale securities and derivatives according to CMN Resolution nº 3,444/07	2,765,034	1,677,537	2,765,034	1,677,537
Non-controlling shareholders/others	186,035	175,671	615,258	471,536
Tier I Reference Equity	58,365,212	49,689,801	58,713,853	49,895,905
Sum of gains/losses from adjustments, at market price, to available-for-sale securities and derivatives according to CMN Resolution nº 3,444/07	(2,765,034)	(1,677,537)	(2,765,034)	(1,677,537)
Subordinated debt according to CMN Resolution nº 3,444/07	15,630,207	8,050,760	15,630,207	8,050,760
Tier II Reference Equity	12,865,173	6,373,223	12,865,173	6,373,223
Total reference Equity (Tier I + Tier II)	71,230,385	56,063,024	71,579,026	56,269,128
Deduction of borrowing instruments according CMN Resolution nº 3,444/07	(103,484)	(94,657)	(103,484)	(123,100)
Reference Equity	71,126,901	55,968,367	71,475,542	56,146,028

(1)   Includes financial institutions authorized to operate under Brazilian Central Bank that are consolidated; and

(2)   Includes all consolidated and proportionate consolidated entities.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Required Reference Equity (PRE)

Below is the evolution of the capital requirement to the Financial and Consolidated Economic and Financial Conglomerate under a standardized approach:

Capital Requirement	R$ thousand
	Consolidated Financial Entities		Consolidated Economic – Financial
	December 31		December 31
	2011	2010	2011	2010
Credit risk	48,139,653	38,738,750	47,421,691	38,938,440
Credit Operations (Non-Retail)	14,801,466	12,357,764	14,785,868	12,348,045
Credit Operations (Retail)	7,916,745	6,522,679	7,938,633	6,540,540
Guarantees	5,421,766	4,577,154	5,433,702	4,585,894
Tax credits	2,056,325	1,782,273	2,410,853	2,081,851
Credit Commitments	2,903,254	2,230,414	2,932,047	2,260,994
Security Operations	6,575,780	4,115,147	7,393,302	5,921,920
Other assets	8,464,317	7,153,319	6,527,286	5,199,196
Market Risk	1,926,942	380,236	1,926,942	380,236
Interest rate	1,801,866	364,650	1,801,866	364,650
• Fixed-rate in Real	186,124	50,294	186,124	50,294
• Foreign Currency Coupon	465,926	62,607	465,926	62,607
• Price Index Coupon	1,149,816	251,749	1,149,816	251,749
Shares	110,499	14,217	110,499	14,217
Commodities	14,577	1,369	14,577	1,369
Operational Risk	2,004,421	1,758,568	2,810,236	2,574,130
Corporate Finances	67,415	54,737	67,415	54,737
Trading and Sales	378,672	363,722	378,672	363,722
Retail	451,798	400,144	451,798	400,144
Commercial	609,351	477,275	609,351	477,275
Payments and Settlements	292,541	282,090	292,541	282,090
Financial Agent Services	93,818	73,145	93,818	73,145
Management of Asset	94,199	92,654	94,199	92,654
Retail Brokerage	16,627	14,801	16,627	14,801
Corporate debt securities	-	-	805,815	815,562
Required Reference Equity	52,071,016	40,877,554	52,158,869	41,892,806
Interest Rate Risk in the Banking Portfolio	1,180,108	988,356	2,141,215	1,836,120

The Organization ended the year 2011 with Required Reference Shareholders’ Equity (PRE) of R$ 52.2 billion in the classification of "economic-financial consolidated," up R$ 10.3 billion (+24.5%) from 2010.

Capital allocated to credit risk increased R$ 8.5 billion mainly due to credit operation and Trading in Securities. The capital requirement for market risk increased by R$ 1.5 billion due to the higher exposure in the IPCA operations and the Foreign Currency Coupon. The need of capital allocation for operational risk increase in R$ 236 million, mainly, in “Commercial” and “Retail lines”.

The capital necessary to meet interest rate risk in the Banking portfolio was R$ 2.1 billion in 2011, increase of R$ 305 million compared to 2010.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Follow-up of Basel Index and Margin

The Capital Adequacy Ratio is an indicator defined by the International Basel Committee on Banking Supervision which recommends that there be an 8% minimum ratio between capital and assets weighted by risk. In Brazil, the minimum ratio required is 11%, according to current regulations (Resolution nº 3,490/07 of the National Monetary Council, Circular nº 3,360/07 and Circular nº 3,477/09 Central Bank of Brazil).

R$ thousand
	Consolidated Financial Entities		Consolidated Economic – Financial
	December 31		December 31
	2011	2010	2011	2010
Reference Shareholders' Equity (PR)	71,126,901	55,968,367	71,475,542	56,146,028
Required Reference Shareholders' Equity (PRE)	52,071,016	40,877,554	52,158,869	41,892,806
Margin	19,055,885	15,090,813	19,316,673	14,253,222
Capital Adequacy Ration	15.03%	15.06%	15.07%	14.74%

The Capital Adequacy Ratio for the Consolidated Economic and Financial closed the year 2011 at 15.07%, of which 12.38% is under Tier I Capital, thus exceeding the required minimum limits. Margin amounted to R$ 19.3 billion, which enables an increase of up to R$ 208 billion in loan operations.

3.6.  Insurance risk

Insurance risk is risk transferred by an insurance contract if loss events may occur in the future and there is uncertainty over the amount of damages resulting from such loss events. Within insurance risk, there is also underwriting risk, which arises from an adverse economic situation not matching the Group's expectations at the time of drafting its underwriting policy in relation to uncertainties over defining actuarial premises or technical reserves and calculating insurance premiums. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Group's estimates.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Underwriting risk is managed by our technical areas. Underwriting and risk acceptance policies are periodically evaluated by working groups. In addition, one of the main tasks of our technical areas is to develop an internal model for calculating additional capital based on underwriting risk.

The risk management process aims to diversify insurance operations in order to prioritize portfolio balance, and it is based on grouping together risks with similar characteristics in order to reduce the impact of individual risks.

Uncertainties over estimated future claim payments

Claims are accrued as they occur. The organization must indemnify all covered events that occurred during the policy period, even if a loss is discovered after coverage ends. As a result, claims are reported over a period and a significant portion of these claims relate to provision for incurred but unreported claims (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

Given the uncertainties inherent to estimates of provisions for claims, the final settlement may well differ from the liability initially accrued.

Asset and liability management (ALM)

The organization periodically analyzes flows of assets and liabilities held in portfolio (ALM - Asset Liability Management). The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company's future commitments to its participants and insured persons.

Risk management by product

Monitoring the insurance contract portfolio enables us to track and adjust tariffs practiced, as well as assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis; (ii) algorithm checks and corporate system notifications (underwriting, issuance and claims); (iii) asset and liability management (ALM). In addition, we perform Liability Adequacy Tests (LATs) every six months to ascertain the adequacy of the amount recorded in technical reserves, in light of the appropriate premises for the real situation in the business being conducted.

Credit risk

Credit risk consists of the possible incurrence of losses associated with non-performance, by the borrower or its counterparty, of its respective financial obligations according to agreed terms, with credit agreement devaluation derived from the deteriorated risk classification of the borrower, and other values related to any non-performance of financial obligations by the counterparty.

Reinsurance policy

Insurance companies may be conservative and selective when choosing their partners, credit risk is obviously involved in purchasing reinsurance. Nevertheless, in Brazil this risk is managed under current legal rules and regulations, since insurers must operate with SUSEP-registered reinsurers, which are classified as "local", "admitted" or "occasional". Reinsurers classified as “local” and "admitted", with headquarters located abroad, must meet specific minimum requirements stipulated by current legislation.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Policy for purchasing reinsurance and approval of reinsurers parties to their contracts are within the purview of the executive board, which, in addition to the minimum legal requirements and regulations, follows certain other parameters when choosing these partners, thus minimizing credit risk inherent to these transactions, such as requiring a minimum rating of A- from S&P (or equivalent) and shareholder equity consistent with amounts transferred. Another important aspect of purchasing reinsurance is the fact that the Company aims to work within its contractual capacity, thereby avoiding frequent purchase of coverage for optional contracts and higher exposures to credit risk.

Premium transferred for reinsurance is relatively small in relation to total premium written; note that almost all casualty portfolios, except automotive, are hedged by reinsurance and in most cases a combination of proportional and non-proportional plans by risk and/or by event.

Currently, most automatic contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. (IRB). Some admitted reinsurers participate with lower individual percentages, but all have a minimum rating of A- from S&P (or equivalent) and net worth of over US$1 billion, which reduces our credit risk in management's judgment.

Managing credit risk

Credit-risk management in the Organization is a continuous and evolutional process for performing the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that require a high level of discipline and control of operation analyses to preserve the integrity and independence of processes.

Risk management includes monitoring exposure to credit risk of individual counterparties in relation to credit ratings placed by risk rating agencies such as Fitch Ratings, Standard & Poor's, or Moody's.

As noted above, credit risk is managed on the corporate level using structured, independent internal procedures based on proprietary documentation and reports, duly assessed by the risk management structures of Grupo Bradesco Seguros and Bradesco, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured is low, since in some cases coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Organization is exposed to concentration of risk with individual reinsurers, due to the nature of the reinsurance market and the narrow range of reinsurers with acceptable credit ratings. The Organization adopts a policy to manage exposure of its counterparties to reinsurance by restricting the reinsurers that may be used, and regularly assessing the impact of reinsurer delinquency.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Property insurance

Property insurance risk results from:

•       Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;

•       Unpredictable claims arising from an isolated risk;

•       Inaccurate pricing or inadequate underwriting of risks;

•       Inadequate reinsurance policies or risk transfer techniques; and

•       Insufficient or excessive technical provisions.

The nature of the insurance underwritten generally is of short duration.

The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The risks inherent to the main property insurance business lines are summarized as follows:

•       Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle and third-party liability insurance for vehicles; and

•       Business, home and miscellaneous insurance includes, among other things, fire risks (e.g.: fire, explosion and business interruption), natural hazards (e.g.: earthquakes, storms and floods), engineering lines (e.g.: explosion of boilers, breakdown of machinery and construction) and marine (cargo and hull) as well as liability insurance.

Property insurance risk management

The Organization monitors and evaluates risk exposure, being responsible for the development, implementation and revision of guidelines related to underwriting, treatment of claims, reinsurance and technical provisions for insurance and reinsurance. The implementation of these guidelines and the management of these risks are supported by the technical departments of each risk area.

The Technical Departments have developed mechanisms that identify, quantify and manage accumulated exposures in order to keep them within the limits defined by the internal guidelines.

Life-insurance and private-pension plans

Life-insurance and private-pension plans are long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, expenses, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated to life insurance and private pension plans include:

•      Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;

•      Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•      Group life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and

•      Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk; and

•      Accident insurance includes, among other items, mortality and interest rate risks resulting from accident insurance contracts.

Life-insurance and private-pension-plan risk management

•      The Organization monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting, processing claims, and technical reserves for insurance purposes. Implementation of these policies and management of these risks are supported by our technical areas;

•      Mechanisms have been developed, such as analysis of possible accumulation of risks based on monthly reports that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies;

•      Longevity risks are carefully monitored in relation to the most recent data and to the trends of the environment in which the Organization and its subsidiaries and associated companies operate. Management monitors exposure to this risk and the capital implications to manage the possible impacts, as well as obtaining the capital that the businesses may require. Management uses reinsurance strategies to reduce longevity risks whenever possible and desirable;

•      Mortality and morbidity risks are mitigated through the assignment of reinsurance for catastrophic events;

•      Persistence risks are managed through frequent monitoring of the experience when compared to market information. Management also defines rules on the management of persistence to monitor and implement specific initiatives to improve the renewal of policies that expire; and

•      The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

Health Insurance

Risks associated with health insurance:

•      Variations in cause, frequency and severity of claims in relation to expectations;

•      Unforeseen claims resulting from isolated risk;

•      Incorrect pricing or inadequate subscription of risks; and

•      Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flow (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Management of health-insurance risk

•      The management monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the technical areas;

•      Mechanisms are prepared to identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies;

•      Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the insurance group operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs.

•      Persistency risk is managed through the frequent management of the Insurer’s experience in comparison with market information. Management also establishes guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary to improve retention of policies that can prescribe.

•      The risk of elevated expenses is mainly monitored in order to evaluate the profitability of business units and to frequently monitor expense levels; and

•      Interest-rate risk is monitored as a part of market risk.

Results of sensitivity analysis

Sensitivity factor	Description of sensitivity factor applied
Interest rate	Effect of lowering the risk free forward yield curve rate
Loss events	Impact on the business of increased loss events and claims
Longevity	Impact of an improved survival estimates on annuity contracts
Conversion to income	Impact on annuity contracts of a higher rate of conversion to income

Life Insurance with Survival and Welfare Coverage and Individual Life Insurance

In these contracts, the Organization  is exposed to sensitivities relating to interest rate, longevity and conversion to income. Our tests showed sensitivity for traditional plans (R$37,219) on the rate of interest item, assuming a 10% fall from current rates. The analysis did not find any other value for other products operated by the Organization  that could affect equity and/or results.

Damages, life and health insurance

For damages, life and health insurance, the table below shows the impact on income and shareholders’ equity if loss events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

Impact on results and shareholders' equity after taxes and contributions

	R$ thousand
	December 31, 2011
	Gross reinsurance	Net reinsurance
Auto	(16,889)	(16,889)
RE	(5,771)	(4,301)
Life	(25,348)	(25,160)
Health	(37,096)	(37,096)

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear, greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are managed and controlled. Additionally, the Organization  financial position may vary on the occasion of any movement occurring in the market. For example, risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of sensitivity analyses include the use of hypothetical market trends to show potential risk, which only poses Managements views of possible changes affecting markets in the near future in ways that cannot be predicted with any certainty, as well as the premise that all interest rates vary in the same way

Risk concentration

Potential exposures are monitored by analyzing concentration levels in certain business segments. The table below shows risk concentration in the ambit of business by segment based on premium values:

Net premiums written by type of insurance	R$ thousand
	December, 31
	2011	2010
Auto	2,896,801	2,830,801
RE	1,059,855	862,556
DPVAT	424,036	342,749
Individual health	1,165,555	1,054,776
Company health plan	6,420,406	4,868,749
Life insurance	3,360,571	2,717,728
VGBL	14,723,541	11,822,186
PGBL	1,805,052	1,418,882
Traditional	1,256,292	1,121,811

4)     Estimates and judgments

The Organization makes estimates and assumptions that affect the report amounts of assets and liabilities within the next financial year. All estimates and assumptions required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based on the historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and assumptions that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next financial year are disclosed below. The actual results may be different from established by these estimates and premises.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Fair value of financial instruments

Financial instruments reported at fair value in our consolidated financial statements consist primarily of financial assets held for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. By contrast, for instruments classified as level 3, we have to input a significant amount of our own judgment in arriving at fair market value measurements. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 3.

Impairment of financial assets available for sale

We determine that financial assets available for sale are impaired when there has been a significant or prolonged decline in the fair value below its cost (see note 2(e)(viii)(b)). This determination of what is significant or prolonged requires judgment. In making this judgment, the Organization evaluates, among other factors, the volatility in share price, where such variations involve equity securities.

In addition, valuations are obtained through market prices or valuation models that require the use of certain assumptions or judgments to estimate fair value.

Allowance for impairment on loans and advances

We periodically adjust our allowance for impairment on loans and advances based on an analysis of our loan portfolio, including our estimate of the probable losses inherent in our loans and advances at the end of each period.

The determination of the amount of the allowance for impairment, by its nature, requests to make judgments and assumptions regarding the loan portfolio, both on a portfolio basis and on an individual basis. When we review our loan portfolio as a whole, several factors can affect our estimate of the likely range of losses, including which methodology we use in measuring historical delinquency rates and what historical period we consider in making those measurements.

Additional factors that can affect our determination of the allowance for impairment include:

•       General economic conditions and conditions in the relevant industry;

•       Past experience with the relevant debtor or industry, including recent loss experience;

•       Credit quality trends;

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Amounts of loan collateral;

•       The volume, composition and growth of our loan portfolio;

•       The Brazilian government's monetary policy; and

•       Any delays in the receipt of information needed to evaluate loans or to confirm existing credit deterioration.

The Organization uses models to assist analysis on loan portfolio and in determining what impairment should be made. It applies statistical loss factors and other risk indicators to loan pools with similar risk characteristics in arriving at an estimate of incurred losses in the portfolio to calculate the models. Although the models are frequently revised and improved, they are by nature dependent on judgment of the information and estimates. In addition, the volatility of the Brazilian economy is one of the factors that may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, our allowance for impairment may not be indicative of future charge-offs.

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) over the allowance. In this assessment an increase in 10% of the PD in December 31, 2011, would have increased the allowance for impairment in R$ 234 million. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the defaults have on determining allowance for loan losses.

The process to determine the level of provision for losses on impairment requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

Impairment of goodwill

The Organization has to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying value of the unit, including the allocated goodwill, is compared to its value in use to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The calculation is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both of which requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

Income tax

The determination of the amount of our income-tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes of. Our assessment of the possibility that a deferred tax assets could be realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The realization of deferred tax assets is subject to changes in future tax rates and developments in our strategies. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In addition, we have monitored the interpretation of tax laws by, and decisions of, tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. This monitoring may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period. For additional information about income tax, see Note 17.

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 2(p). These benefits are computed using assumptions of mortality, morbidity, lapse, investment performance, inflation and expense. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

5)     Operating segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, leasing, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally we are engaged in insurance, supplemental pension plans and certificated savings plans through the subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following information regarding the segments was prepared based on reports provided to our key management to evaluate performance and make decisions related to the allocation of funds for investments and other purposes. Our key management uses a range of information, including financial, which is in accordance with the accounting practices adopted in Brazil, and non-financial information measured on different bases.

The main assumptions for segment of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Information by operating segment, reviewed by the Organization and corresponding to the years 2011, 2010 and 2009, is shown below:

	R$ thousand
	Year ended December 31, 2011
	Banking	Insurance, pension and capitalization bonds	Other operations, adjustments and eliminations	Total
Net interest income	31,379,722	3,274,715	956,849	35,611,286
Net fee and commission income	11,989,868	1,079,597	(2,235,132)	10,834,333
Net gains/(losses) on financial instruments classified as held for trading	779,332	(1,300)	(1,386,302)	(608,270)
Net gains/(losses)on financial instruments classified as available for sale	(25,022)	213,520	176,804	365,302
Net gains/(losses) of foreign exchange operations	1,043,896	-	1,581,917	2,625,813
Income from insurance and pension plans	-	3,075,318	857	3,076,175
Impairment of loans and advances	(9,275,421)	-	979,270	(8,296,151)
Personnel expenses	(10,082,575)	(950,749)	(117,646)	(11,150,970)
Other administrative expenses	(10,805,456)	(1,051,456)	379,778	(11,477,134)
Depreciation and amortization	(1,615,437)	(77,828)	(427,070)	(2,120,335)
Other operating income/(expenses)	(4,933,149)	(481,628)	556,075	(4,858,702)
Income before income taxes and equity in the earnings of associates	8,455,758	5,080,189	465,400	14,001,347
Equity in the earnings of associates	585,281	100,103	(3,262)	682,122
Income before income taxes	9,041,039	5,180,292	462,138	14,683,469
Income and social contribution taxes	(1,305,702)	(1,850,139)	(438,186)	(3,594,027)
Net income for the year	7,735,337	3,330,153	23,952	11,089,442
Attributable to controlling shareholders	7,724,917	3,201,449	31,688	10,958,054
Attributable to non-controlling interest	10,420	128,704	(7,736)	131,388
Total assets	657,903,426	123,867,399	(59,683,933)	722,086,892
Investments in associated companies	1,338,976	1,051,490	-	2,390,466
Total liabilities	602,191,149	109,511,404	(48,997,755)	662,704,798

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2010
	Banking	Insurance, pension and capitalization bonds	Other operations, adjustments and eliminations	Total
Net interest income	28,223,501	2,823,860	1,723,930	32,771,291
Net fee and commission income	10,450,714	975,142	(2,031,318)	9,394,538
Net gains/(losses) on financial instruments classified as held for trading	906,333	(1,068)	1,307,468	2,212,733
Net gains/(losses)on financial instruments classified as available for sale	97,652	418,846	237,918	754,416
Net gains/(losses) of foreign exchange operations	336,578	-	(1,019,539)	(682,961)
Income from insurance and pension plans	-	2,554,366	23,364	2,577,730
Impairment of loans and advances	(6,354,670)	-	598,545	(5,756,125)
Personnel expenses	(7,944,012)	(762,840)	(87,165)	(8,794,017)
Other administrative expenses	(9,018,558)	(1,046,476)	303,589	(9,761,445)
Depreciation and amortization	(1,539,117)	(1,418)	(425,898)	(1,966,433)
Other operating income/(expenses)	(6,111,529)	(354,148)	463,014	(6,002,663)
Income before income taxes and equity in the earnings of associates	9,046,892	4,606,264	1,093,908	14,747,064
Equity in the earnings of associates	323,983	148,448	104,622	577,053
Income before income taxes	9,370,875	4,754,712	1,198,530	15,324,117
Income and social contribution taxes	(2,416,284)	(1,771,955)	(1,083,685)	(5,271,924)
Net income for the year	6,954,591	2,982,757	114,845	10,052,193
Attributable to controlling shareholders	6,943,764	2,912,981	82,830	9,939,575
Attributable to non-controlling interest	10,827	69,776	32,015	112,618
Total assets	548,664,554	105,026,136	(50,736,666)	602,954,024
Investments in associated companies	431,894	1,866,306	-	2,298,200
Total liabilities	500,501,943	92,604,260	(41,310,744)	551,795,459

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2009
	Banking	Insurance, pension and capitalization bonds	Other operations, adjustments and eliminations	Total
Net interest income	23,991,700	2,301,290	897,522	27,190,512
Net fee and commission income	8,889,004	860,557	(1,902,179)	7,847,382
Net gains/(losses) on financial instruments classified as held for trading	2,701,659	(3,596)	3,285,718	5,983,781
Net gains/(losses) on financial instruments classified as available for sale	74,855	618,633	63,767	757,255
Net gains/(losses) of foreign exchange operations	1,339,043	-	(2,236,681)	(897,638)
Income from insurance and pension plans	-	1,789,420	(11,404)	1,778,016
Impairment of loans and advances	(11,236,020)	-	426,409	(10,809,611)
Personnel expenses	(6,859,518)	(531,576)	56,930	(7,334,164)
Other administrative expenses	(7,649,126)	(764,944)	276,012	(8,138,058)
Depreciation and amortization	(1,270,438)	(49,176)	(196,915)	(1,516,529)
Other operating income/(expenses)	(2,933,704)	(229,714)	138,778	(3,024,640)
Income before income taxes and equity in the earnings of associates	7,047,455	3,990,894	797,957	11,836,306
Equity in the earnings of associates	513,752	214,440	675	728,867
Income before income taxes	7,561,207	4,205,334	798,632	12,565,173
Income and social contribution taxes	(2,319,811)	(1,462,609)	(481,910)	(4,264,330)
Net income for the year	5,241,396	2,742,725	316,722	8,300,843
Attributable to controlling shareholders	5,243,804	2,716,291	322,912	8,283,007
Attributable to non-controlling interest	(2,408)	26,434	(6,190)	17,836
Total assets	430,753,007	92,096,511	(33,165,567)	489,683,951
Investments in associated companies	575,368	855,789	-	1,431,157
Total liabilities	388,669,983	80,357,748	(23,990,487)	445,037,244

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2011, we have a branch in New York, and two branches in Grand Cayman, mainly to complement our banking services and assistance in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europe (Luxembourg), Bradesco North America LLC, Bradesco Securities, Inc. (New York) Bradesco Securities UK Limited (London), Bradesco Services Co., Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Trade Services Limited (Hong Kong) and Ibi Service, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% or more of the Organization’s income in 2011, 2010 and 2009.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)     Net interest income

	R$ thousand
	Years ended December 31
	2011	2010	2009
Interest and similar income
Loans and advances to banks	9,194,044	6,059,777	5,096,837
Loans and advances to customers:
- Loan operations	43,975,833	35,552,902	30,556,168
- Leasing transactions	1,489,851	2,212,121	3,444,554
Financial assets:
- For trading	9,076,069	6,398,665	7,335,837
- Available for sale	3,373,070	3,342,997	3,161,328
- Held to maturity	360,835	438,485	438,812
Pledged as collateral	8,744,459	6,862,222	4,561,679
Compulsory deposits with the Central Bank	6,112,337	2,869,307	534,676
Other financial interest income	40,774	35,707	35,338
Total	82,367,272	63,772,183	55,165,229

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(46,693)	(38,521)	(63,381)
- Funding on the open market	(13,996,866)	(9,981,262)	(7,570,414)
- Borrowings and onlending	(5,775,844)	(851,093)	(1,308,893)
Deposits from customers:
- Savings accounts	(3,754,755)	(2,964,110)	(2,449,921)
- Time deposits	(11,198,180)	(8,329,374)	(8,962,897)
Funds from securities issued	(2,490,536)	(730,443)	(754,943)
Subordinated debt	(2,787,681)	(2,022,578)	(1,735,641)
Technical insurance and pension plans	(6,705,431)	(6,083,511)	(5,128,627)
Total	(46,755,986)	(31,000,892)	(27,974,717)

Net interest income	35,611,286	32,771,291	27,190,512

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)    Net fee and commission income

	R$ thousand
	Years ended December 31
	2011	2010	2009
Fee and commission income
Credit cards	3,495,161	2,865,529	2,080,367
Current accounts	2,786,427	2,360,606	2,180,735
Collections	1,204,277	1,081,498	997,321
Fund management	787,921	765,059	679,892
Guarantees	614,926	566,274	462,297
Custody and brokerage services	419,872	449,453	412,653
Consortium management	526,562	433,234	351,178
Collection of taxes, utility bills and similar	312,064	286,706	256,002
Interbank fee	27,802	23,265	9,623
Other	693,299	589,861	436,533
Total	10,868,311	9,421,485	7,866,601

Fee and commission expenses
Financial system services	(33,978)	(26,947)	(19,219)

Net fee and commission income	10,834,333	9,394,538	7,847,382

8)     Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Years ended December 31
	2011	2010	2009
Derivative financial instruments	(1,474,926)	2,057,723	4,891,424
Fixed income securities	1,432,918	163,215	1,203,970
Variable income securities	(566,262)	(8,205)	(111,613)
Total	(608,270)	2,212,733	5,983,781

9)     Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Years ended December 31
	2011	2010	2009
Variable income securities	252,974	345,981	406,523
Fixed income securities	(14,368)	299,235	142,515
Dividends received	126,696	109,200	208,217
Total	365,302	754,416	757,255

10)  Net gains/(losses) of foreign currency transactions

Net gains and losses of foreign currency transactions basically represent the gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2011	2010	2009
Premiums written	32,136,300	26,136,471	22,727,880
Supplemental pension plan contributions	3,061,682	2,541,130	2,182,999
Coinsurance premiums ceded	(190,724)	(127,307)	(298,404)
Premiums returned	(418,791)	(362,060)	(270,600)
Net premiums	34,588,467	28,188,234	24,341,875
Reinsurance premiums	(272,924)	(194,118)	(223,325)
Premiums retained from insurance and pension plans	34,315,543	27,994,116	24,118,550

Changes in the provision for insurance	(15,453,221)	(12,248,846)	(10,742,062)
Changes in the provision for private pension plans	(2,759,184)	(2,023,396)	(2,038,483)
Changes in the insurance technical provisions and pension plans	(18,212,405)	(14,272,242)	(12,780,545)

Reported indemnities	(11,975,875)	(9,619,861)	(8,562,158)
Claims expenses	(155,519)	(260,188)	(278,356)
Recovery of ceded coinsurance	217,943	216,253	355,568
Recovery of reinsurance	138,154	114,821	190,848
Salvage recoveries	209,340	175,992	127,587
Changes in the IBNR provision	397,345	(204,446)	(162,643)
Retained claims	(11,168,612)	(9,577,429)	(8,329,154)

Commissions on premiums	(1,343,695)	(1,193,571)	(946,744)
Recovery of commissions	34,386	37,225	42,794
Fees	(441,965)	(321,346)	(227,674)
Brokerage expenses - private pension plans	(190,035)	(161,827)	(148,427)
Changes in deferred commissions	82,958	72,804	49,216
Selling expenses for insurance and pension plans	(1,858,351)	(1,566,715)	(1,230,835)

Income from insurance and pension plans	3,076,175	2,577,730	1,778,016

12)  Impairment of loans and advances

	R$ thousand
	Years ended December 31
	2011	2010	2009
Loans and advances:
Impairment losses	(12,194,183)	(9,569,655)	(12,703,798)
Recovery of credits already written off against losses	2,799,169	2,676,883	1,694,877
Reversal of impairment	1,098,863	1,136,647	199,310
Total	(8,296,151)	(5,756,125)	(10,809,611)

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Personnel expenses

	R$ thousand
	Years ended December 31
	2011	2010	2009
Salaries	(4,880,681)	(4,054,876)	(3,542,701)
Benefits	(2,213,852)	(1,786,066)	(1,454,659)
Social charges	(1,836,000)	(1,547,423)	(1,278,039)
Employee profit sharing	(930,270)	(796,172)	(626,918)
Provision for labor disputes	(1,133,644)	(507,714)	(351,458)
Training	(156,523)	(101,766)	(80,389)
Total	(11,150,970)	(8,794,017)	(7,334,164)

14)  Other administrative expenses

	R$ thousand
	Years ended December 31
	2011	2010	2009
Third party services	(3,700,482)	(3,146,756)	(2,496,549)
Communications	(1,532,943)	(1,372,520)	(1,174,384)
Advertising, promotions and public relations	(882,143)	(761,096)	(561,205)
Data processing	(769,741)	(709,840)	(613,278)
Transportation	(770,278)	(629,144)	(528,143)
Rent	(644,527)	(567,334)	(543,440)
Financial System	(541,231)	(398,298)	(290,680)
Maintenance and conservation of assets	(517,870)	(423,443)	(376,309)
Materials	(371,027)	(290,282)	(219,997)
Security and surveillance	(331,815)	(272,423)	(247,840)
Water, electricity and gas	(224,936)	(206,990)	(195,855)
Travel	(158,652)	(121,845)	(73,866)
Other	(1,031,489)	(861,474)	(816,512)
Total	(11,477,134)	(9,761,445)	(8,138,058)

15)  Depreciation and amortization

	R$ thousand
	Years ended December 31
	2011	2010	2009
Amortization expenses	(1,130,243)	(1,010,341)	(691,630)
Depreciation expenses	(990,092)	(956,092)	(824,899)
Total	(2,120,335)	(1,966,433)	(1,516,529)

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2011	2010	2009
Non-income based tax expense	(3,536,225)	(3,014,917)	(2,535,238)
Expenses of contingent liabilities	(1,254,214)	(788,829)	(1,290,401)
Changes in monetary liabilities	(1,040,207)	(503,353)	(527,838)
Income from sales of non-current assets, investments, and property, plant and equipment, net	(246,323)	(304,743)	2,080,016
Other (1)	1,218,267	(1,390,821)	(751,179)
Total	(4,858,702)	(6,002,663)	(3,024,640)

(1)    Includes the bargain purchase gain of R$ 405 million related to the BERJ acquisition.

17)  Income and social contribution taxes

a)      Calculation of income and social contribution tax charges

	R$ thousand
	Years ended December 31
	2011	2010	2009
Income before income tax and social contribution	14,683,469	15,324,117	12,565,173
Total income tax and social contribution charges at rates of 25% and 15%, respectively	(5,873,388)	(6,129,647)	(5,026,069)
Effect of additions and exclusions in the tax calculation:
Equity in results of associated companies	272,848	230,821	291,547
Foreign exchange variations	956,878	(364,763)	(1,006,971)
Non-deductible expenses net of non-taxable income	(428,667)	(292,652)	21,865
Interest on equity (paid and payable)	1,173,595	985,815	853,306
Effect of social contribution rate differences (1)	153,261	130,948	265,623
Other	151,446	167,554	336,369
Income tax and social contribution for the year	(3,594,027)	(5,271,924)	(4,264,330)
Effective rate	24.48%	34.40%	33.94%

(1)  Relates to the differential of rate of social contribution between financial entities (15%) and non financial subsidiaries (9%). See Note 2(w).

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Composition from income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2011	2010	2009
Current taxes:
Income tax and social contribution due	(5,268,788)	(6,052,588)	(6,531,613)
Deferred taxes:
Addition/realization on temporary differences	1,894,882	1,034,023	2,550,903
Use of initial balances from:
Negative social contribution losses	(120,505)	(72,954)	(165,318)
Income tax loss	(264,594)	(301,294)	(338,405)
Addition on:
Negative social contribution losses	147,875	62,034	29,746
Income tax loss	17,103	58,855	190,357
Total deferred tax expense	1,674,761	780,664	2,267,283
Income and social contribution taxes	(3,594,027)	(5,271,924)	(4,264,330)

c)      Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2010	Balances acquired	Additions	Realization	Balance on December 31, 2011
Provisions of impairment of loans and advances	8,507,774	61,467	4,980,904	3,336,028	10,214,117
Provision for contingencies	4,425,863	30,279	2,368,542	575,344	6,249,340
Adjustment to market value of securities	160,971	-	610,197	46,359	724,809
Others	3,160,682	149,286	685,280	2,228,679	1,766,569
Total tax assets on temporary differences	16,255,290	241,032	8,644,923	6,186,410	18,954,835
Income tax and social contribution losses in Brazil and abroad	721,748	1,257,267	164,978	385,099	1,758,894
Subtotal	16,977,038	1,498,299	8,809,901	6,571,509	20,713,729
Social contribution - MP 2158-35 (change in tax law)	157,813	-	-	13,169	144,644
Total deferred tax assets (1)	17,134,851	1,498,299	8,809,901	6,584,678	20,858,373
Deferred taxes liabilities (1)	6,381,603	-	515,847	885,957	6,011,493
Net deferred taxes (1)	10,753,248	1,498,299	8,294,054	5,698,721	14,846,880

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2009	Balances acquired	Additions	Realization	Balance on December 31, 2010
Provisions of impairment of loans and advances	8,015,960	-	3,415,130	2,923,316	8,507,774
Provision for contingencies	3,496,272	-	1,366,899	437,308	4,425,863
Adjustment to market value of securities	137,424	-	47,630	24,083	160,971
Others	3,571,611	-	478,273	889,202	3,160,682
Total tax assets on temporary differences	15,221,267	-	5,307,932	4,273,909	16,255,290
Income tax and social contribution losses in Brazil and abroad	1,001,520	-	94,476	374,248	721,748
Subtotal	16,222,787	-	5,402,408	4,648,157	16,977,038
Social contribution - MP 2158-35 (change in tax law)	270,123	-	26,413	138,723	157,813
Total deferred tax assets (1)	16,492,910	-	5,428,821	4,786,880	17,134,851
Deferred taxes liabilities (1)	5,118,417	-	1,644,277	381,091	6,381,603
Net deferred taxes (1)	11,374,493	-	3,784,544	4,405,789	10,753,248

(1)  Deferred tax assets and deferred tax liabilities are presented on offset amounts in the consolidated statement of financial position when related to income taxes levied by the same authority and are related to the same taxable entity, which amount in 2011 was R$ 3,764,985 thousand and 2010 – R$ 4,401,059 thousand.

d)      Expected realization of tax assets on temporary differences, income tax and social contribution losses and special social contribution assets

	R$ thousand
	Temporary differences		Income tax and Social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2012	3,484,387	2,158,460	331,795	183,332	6,157,974
2013	3,299,012	1,919,517	297,209	184,282	5,700,020
2014	3,379,402	1,949,229	300,974	187,306	5,816,911
2015	801,667	490,878	85,543	84,688	1,462,776
2016	1,037,470	579,457	32,419	71,346	1,720,692
Total	12,001,938	7,097,541	1,047,940	710,954	20,858,373

e)      Deferred tax liabilities

	R$ thousand
	December 31
	2011	2010
Timing differences of depreciation – finance leasing	3,416,414	3,925,102
Adjustment to market values of derivative financial instruments	1,504,120	1,719,242
Others	1,090,959	737,259
Total	6,011,493	6,381,603

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)       Income tax and social contribution on adjustments recognized directly in equity

	R$ thousand
	December 31, 2011			December 31, 2010			December 31, 2009
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets available for sale	(763,425)	294,978	(468,447)	651,063	(260,425)	390,638	3,486,555	(1,394,623)	2,091,932
Exchange differences on translations of foreign operations	389	(155)	234	(11,708)	4,683	(7,025)	-	-	-
Total	(763,036)	294,823	(468,213)	639,355	(255,742)	383,613	3,486,555	(1,394,623)	2,091,932

g)      Taxes to be offset

Refers basically to amount of income tax and social contribution to be offset.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

18)  Earnings per share

a)     Basic earnings per share

The calculation of basic earnings per share was calculated based on the weighted average number of ordinary and preferred shares outstanding, respectively, as shown in the calculations below:

	Years ended December 31
	2011	2010	2009
Net earnings attributable to the Organization’s ordinary shareholders (R$ thousand)	5,221,168	4,732,423	3,944,253
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	5,736,886	5,207,152	4,338,754
Weighted average number of ordinary shares outstanding (thousands)	1,908,949	1,880,830	1,856,653
Weighted average number of preferred shares outstanding (thousands)	1,906,822	1,881,367	1,856,686
Basic earnings per share attributable to ordinary shareholders of the Organization (in Reais)	2.74	2.52	2.12
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	3.01	2.77	2.34

b)    Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

19)  Cash and balances with banks

a) Balances

	R$ thousand
	December 31
	2011	2010
Cash in local currency	16,123,156	13,941,186
Cash in foreign currency	6,443,564	1,821,837
Restricted deposits in the Brazilian Central Bank (1)	71,210,757	65,197,018
Others	100	86
Total	93,777,577	80,960,127

(1)   Compulsory deposits in the Brazilian Central Bank refer to a minimum balance that financial institutions must maintain at the Brazilian Central Bank based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

	R$ thousand
	December 31
	2011	2010
Cash in local currency	16,123,156	13,941,186
Cash in foreign currency	6,443,564	1,821,837
Short-term interbank investments (1)	14,286,306	20,502,502
Others	100	86
Total	36,853,126	36,265,611

(1)   Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

20)  Financial assets and liabilities held for trading

a) Financial assets held for trading

	R$ thousand
	December 31
	2011	2010
Securities
Brazilian government securities	53,506,040	45,614,460
Corporate debt and marketable equity securities	24,451,335	21,008,435
Bank debt securities	10,823,463	4,784,402
Mutual funds	6,791,968	2,075,468
Foreign governments securities	50,092	71,004
Brazilian sovereign bonds	18,267	29,714

Derivative financial instruments	955,912	1,650,708

Total	96,597,077	75,234,191

Maturity

	R$ thousand
	December 31
	2011	2010
Maturity of up to one year	41,467,436	40,106,998
Maturity of one to five years	32,801,491	23,022,361
Maturity of five to 10 years	12,015,342	5,609,358
Maturity of over 10 years	867,421	835,981
No stated maturity	9,445,387	5,659,493
Total	96,597,077	75,234,191

Financial instruments provided as collateral and classified as "for trading, totaled R$ 59,224,886 thousand and R$ 14,482,843 thousand in 2011 and 2010, respectively, as disclosed in  Note 23 "Assets Pledged as Collateral”.

The Organization in 2011 maintained a total of R$ 2,187,031 thousand (2010 – R$ 1,319,142 thousand) pledged as a guarantee of liabilities.

Unrealized gains/(losses) included in securities and trading securities totaled R$ 31,025 thousand (2010 – R$ 56,386 thousand and 2009 – R$ 154,509 thousand). Net variation in unrealized gains/ (losses) from securities and trading securities held in the period totaled R$ (25,361) thousand through 2011 against 2010's R$ (98,123) thousand.

b) Financial liabilities held for trading

	R$ thousand
	December 31
	2011	2010
Derivative financial instruments	747,210	732,967
Total	747,210	732,967

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c) Derivative financial instruments

The Organization enters into operations involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (BM&FBovespa).

(i)    Swap

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations thereof (i.e. foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Organization’s foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Organization, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

 (ii)  Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Organization and a customer. The Organization is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii)  Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

(iv)  Forward operations

A forward operation is a contract of purchase or sale, of a share, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	December 31		December 31
	2011	2010	2011	2010
Futures contracts
• Interest rates
Purchases	38,265,325	9,355,170	569	3,767
Sales	167,790,622	164,936,123	(12,554)	(3,247)
• In foreign currency
Purchases	1,533,988	2,827,998	-	-
Sales	23,057,379	17,847,361	-	(2)
• Others
Purchases	3,981	-	-	-
Sales	1,111,109	-	-	-

Options contracts
• Interest rates
Purchases	11,169,630	85,097,591	18,504	35,140
Sales	11,288,350	85,889,076	(93)	(42,135)
• In foreign currency
Purchases	577,532	109,069	6,987	500
Sales	1,031,848	232,973	(17,261)	(2,180)
• Others
Purchases	501,207	675,229	2,092	23,858
Sales	778,119	659,037	(19,593)	(59,902)

Forward contracts
• Interest rates
Purchases	-	20,030	-	-
Sales	-	20,030	-	-
• In foreign currency
Purchases	12,559,145	5,091,958	330,143	192,877
Sales	9,365,155	6,046,744	(162,197)	(273,476)
• Others
Purchases	7,012	33,295	22,984	18,390
Sales	85,827	98,838	(81,918)	(84,262)

Swap contracts
• Asset position
Interest rate swaps	9,555,701	5,940,693	202,551	61,881
Currency swaps	16,220,132	11,102,853	372,082	1,293,251
• Liability position
Interest rate swaps	10,461,799	8,932,650	(274,317)	(108,211)
Currency swaps	15,192,994	7,002,482	(179,277)	(138,508)

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

The Organization has the following economic hedging operations, however, as mentioned with Note 2e iii, these do not qualify for hedge accounting:

Fair-value hedge of interest-rate risk

The Organization uses interest-rate swaps to protect its exposure to changes in the fair value of its fixed income issuances and certain loans and advances. The interest rate swaps are matched with specific issuances or fixed-income loans.

Cash-flow hedge of debt securities issued in foreign currency

The Organization uses interest-rate swaps in foreign currencies to protect itself against exchange and interest-rate risks arising from the issuance of floating rate debt securities denominated in foreign currencies. The cash flows of foreign-currency interest-rate swaps are compatible with the cash flows of the floating rate debt securities.

Hedge of net foreign investments

The Organization uses a combination of forward exchange contracts and foreign currency denominated debt to mitigate the exchange-rate risk of its net investments in subsidiaries abroad.

The fair value of forward contracts used to protect the net investments in foreign subsidiaries is shown in the previous table. Foreign currency denominated debts used to protect net investments of the Organization in subsidiaries in the United States of America in US dollars have a fair value equal to its carrying amount and are included in funds from securities issuances (Note 34).

Other derivatives designated as hedges

The Organization uses this category of instruments to manage its exposure to currency, interest rate, equity market and credit risks. Instruments used include interest-rate swaps, interest-rate swaps in foreign currency, forward contracts, futures, options, credit swaps and stock swaps. The fair value of these derivatives is shown in the previous table.

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The reference and/or contractual values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization especially to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments is recognized in “Net gains and losses of financial assets held for trading”, in the consolidated statement of income.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

21)  Financial assets available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	27,536,935	3,797,932	(278)	31,334,589
Corporate debt securities	7,331,006	289,320	(170,253)	7,450,073
Bank debt securities	1,460,574	65,404	(43,113)	1,482,865
Brazilian sovereign bonds	22,684	119,406	(117,766)	24,324
Marketable equity securities and other stocks	6,295,340	427,172	(1,765,965)	4,956,547
Balance on December 31, 2011	42,646,539	4,699,234	(2,097,375)	45,248,398

Brazilian government securities	27,438,877	3,489,431	(17,996)	30,910,312
Corporate debt securities	4,138,164	182,695	(145,847)	4,175,012
Bank debt securities	91,011	47,119	(21,860)	116,270
Brazilian sovereign bonds	6,266	115,028	(107,871)	13,423
Marketable equity securities and other stocks	4,806,812	872,480	(715,165)	4,964,127
Balances on December 31, 2010	36,481,130	4,706,753	(1,008,739)	40,179,144

Maturity

	R$ thousand
	December 31, 2011		December 31, 2010
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	784,902	755,038	2,421,848	2,409,541
From 1 to 5 years	2,536,462	2,597,840	2,769,967	2,829,059
From 5 to 10 years	14,101,113	15,596,741	7,743,610	8,231,385
Over 10 years	18,928,722	21,342,232	18,738,893	21,745,032
No stated maturity	6,295,340	4,956,547	4,806,812	4,964,127
Total	42,646,539	45,248,398	36,481,130	40,179,144

Financial instruments pledged as collateral and classified as available for sale, totaled R$ 6,702,123 thousand and R$ 34,133,166 thousand in 2011 and 2010 respectively, as disclosed in Note 23 "Assets Pledged as Collateral".

The Organization had R$ 6,892 thousand (2010 – R$ 8,465 thousand) pledged as a guarantee for liabilities.

During 2011, we have applied our policy for impairment testing described in the note 2.e.viii.b and realized other than temporary losses for available for sale assets in the amount of R$ 515 thousand in 2011 (2010 – R$ 429 thousand and 2009 – R$ 24,726 thousand).

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

22)  Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities:
Brazilian government securities	3,490,502	1,594,276	-	5,084,778
Brazilian sovereign bonds	620,485	41,807	(91,822)	570,470
Balance on December 31, 2011	4,110,987	1,636,083	(91,822)	5,655,248

Securities:
Brazilian government securities	3,282,968	1,540,606	-	4,823,574
Brazilian sovereign bonds	5,617	98	-	5,715
Foreign governments securities	105,722	-	-	105,722
Balances on December 31, 2010	3,394,307	1,540,704	-	4,935,011

Maturity

	R$ thousand
	December 31, 2011		December 31, 2010
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	733,812	682,881	105,875	105,875
From 1 to 5 years	207,601	217,555	315,877	322,472
From 5 to 10 years	1,531,615	2,129,206	131	176
Over 10 years	1,637,959	2,625,606	2,972,424	4,506,488
Total	4,110,987	5,655,248	3,394,307	4,935,011

The financial instruments granted as guarantees, which totaled R$ 292,531 thousand and R$ 809,252 thousand in 2011 and 2010, respectively, are described in Note 23 “Assets pledged as collateral”.

23)  Assets pledged as collateral

	R$ thousand
	December 31
	2011	2010
Held for trading	59,224,886	14,482,843
Brazilian government securities	59,224,886	14,482,843
Available for sale (1)	6,702,123	34,133,166
Brazilian government securities	3,465,119	30,737,679
Corporate debt securities	1,913,034	2,301,906
Brazilian sovereign bonds	791,212	706,607
Bank debt securities	532,758	386,974
Held to maturity	292,531	809,252
Brazilian sovereign bonds	292,531	809,252
Loans and advances to banks	30,902,540	30,275,351
Interbank liquidity investments	30,902,540	30,275,351
Total	97,122,080	79,700,612

(1)  Includes gains in 2011 of R$ 355,804 thousand (2010 – R$ 202,618 thousand) and losses of R$ 10,593 thousand (2010 –   R$ 190,137 thousand).

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Collateral are conditional commitments to ensure that the contractual clauses of a funding in the open market are complied with. In these collateral, the amount of R$ 89,724,304 thousand (2010 – R$ 79,644,322 thousand) may be repledged and R$ 7,397,776 thousand (2010 – R$ 56,290 thousand), sold or repledged.

The fair value of assets pledged as collateral in 2011, classified as held to maturity totaled R$ 331,366 thousand (2010 – R$ 867,318 thousand).

24)  Loans and advances to banks

	R$ thousand
	December 31
	2011	2010
Repurchase agreements (1)	41,787,144	37,182,878
Loans to financial institutions	30,930,505	27,583,762
Impairment of loans and advances	(53,759)	(51,228)
Total	72,663,890	64,715,412

              (1)  As the guarantee holder had not defaulted, the Organization was authorized to sell or repledged the guarantee at a fair value of R$ 5,770,388 thousand on 2011 (2010 – R$13,043,713 thousand).

25)  Loans and advances to customers

	R$ thousand
	December 31
	2011	2010
Working capital	49,461,882	39,996,835
Onlending BNDES/Finame	35,398,656	29,554,340
Vehicles - CDC	30,651,218	25,193,370
Personal credit	24,617,722	20,368,434
Credit card	20,252,191	18,474,095
Financing and export	20,504,778	16,659,872
Leasing	11,550,838	16,365,943
Housing loans	15,930,568	10,186,535
Rural loans	11,036,251	10,179,753
Guaranteed account	9,671,487	9,042,191
Import	5,072,822	3,834,498
Overdraft facilities	2,745,695	3,207,207
Receivable insurance premiums	2,472,923	2,048,186
Others	24,154,584	20,524,659
Total Portfolio	263,521,615	225,635,918
Impairment of loans and advances	(17,646,666)	(15,355,736)
Total of net loans and advances to customers	245,874,949	210,280,182

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Allowance for loans and advances to customers

	R$ thousand
	December 31
	2011	2010
At the beginning of the year	15,355,736	14,925,145
Impairment of loans and advances	8,296,151	5,756,125
Recovery of credits already written off against losses	2,799,169	2,676,883
Write-offs	(8,804,390)	(8,002,417)
At the end of the year	17,646,666	15,355,736

Finance lease receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousand
	December 31
	2011	2010
Gross investments in financial leases receivable:
Up to one year	6,123,886	7,734,127
From one to five years	5,370,132	8,589,935
Over five years	56,820	41,881
Impairment loss on finance leases	(1,027,015)	(1,439,611)
Net investment	10,523,823	14,926,332

Net investments in finance leases:
Up to one year	5,470,640	7,015,716
From one to five years	4,998,365	7,870,113
Over five years	54,818	40,503
Total	10,523,823	14,926,332

26)  Non-current assets held for sale

	R$ thousand
	December 31
	2011	2010
Assets not for own use
Vehicles and related	245,901	286,805
Properties	189,289	112,665
Machinery and equipment	9,000	11,536
Others	1,161	1,136
Total	445,351	412,142

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Therefore, non-current assets held for sale include the accounting value of the items the Organization intends to sell, which in their current condition is highly probable and expected to occur within a year.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)  Investments in associated companies

a.   Breakdown of investments in associated companies

Company	R$ thousand
	Total shareholding Interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated company liabilities	Revenue (2)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A. (1)	20.00%	20.00%	103,538	14,305	6,242,286	5,724,597	5,962,194	71,525
BIU Participações S.A.	33.84%	33.84%	69,856	39,698	314,737	8,462	8,880	101,964
Cielo S.A.	28.65%	28.65%	900,741	510,839	5,600,136	3,880,217	2,110,126	1,813,390
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	43,765	5,222	125,187	20,607	4,223	12,478
Fidelity Processadora S.A.	49.00%	49.00%	246,649	15,836	631,797	128,430	345,210	32,319
Empresa Brasileira de Solda Elétrica S.A.	49.00%	49.00%	18,192	1,341	161,828	124,702	25,074	2,737
IRB - Brasil Resseguros S.A. (1) (3)	21.24%	0.00%	473,548	85,566	9,679,309	7,423,838	1,025,727	402,853
Integritas Participações S.A. (1)	22.32%	22.32%	534,177	9,315	1,042,125	19,100	1,847	41,734
Total on December 31, 2011			2,390,466	682,122

BES Investimentos do Brasil S.A. (1)	20.00%	20.00%	94,543	13,069	5,600,916	5,128,201	4,507,300	65,345
BIU Participações S.A.	33.84%	33.84%	70,117	30,021	329,722	25,988	5,578	74,563
Cielo S.A.	28.65%	28.65%	766,699	513,968	4,268,875	3,045,530	4,247,094	1,768,171
Cia. Brasileira de Soluções e Serviços – Alelo (1)	45.00%	45.89%	212,482	39,622	1,498,101	1,277,787	106,594	88,049
CPM Braxis S.A. (4)	25.34%	20.19%	-	(118,107)	-	-	581,829	(457,187)
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	38,543	2,241	110,006	17,905	2,801	5,357
Fidelity Processadora S.A.	49.00%	49.00%	230,813	5,393	606,790	135,743	503,994	11,006
IRB - Brasil Resseguros S.A. (1) (3)	21.24%	0.00%	453,109	65,118	8,617,837	6,461,159	978,073	284,231
Integritas Participações S.A.(1)	22.32%	22.32%	431,894	25,728	718,498	21,036	2,094	98,897
Total on December 31, 2010			2,298,200	577,053

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding Interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated company liabilities	Revenue (2)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A. (1)	20.00%	20.00%	85,663	18,115	3,903,510	3,475,194	7,177,205	74,954
BIU Participações S.A.	33.84%	33.84%	36,991	26,610	315,386	76,747	4,196	67,130
Cielo S.A.	26.56%	26.56%	247,041	491,841	3,247,718	2,320,536	4,743,614	1,867,663
Cia. Brasileira de Soluções e Serviços – Alelo (1)	34.33%	35.20%	47,488	22,501	1,206,732	1,068,570	100,527	65,543
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	36,302	770	104,655	17,914	4,877	1,840
Fidelity Processadora S.A.	49.00%	49.00%	121,883	9,838	376,390	127,649	412,898	20,108
IRB - Brasil Resseguros S.A. (1) (3)	21.24%	0.00%	445,171	67,529	9,556,129	7,457,134	1,452,094	340,674
Integritas Participações S.A. (1)	20.54%	20.54%	410,618	91,663	364,452	27,027	3,498	67,277
Total on December 31, 2009			1,431,157	728,867

(1)   Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(2)   Revenues from financial intermediation or services;

(3) Bradesco has a board member at IRB with voting rights, which results in significant influence; and

(4)   Investment in CPM Braxis SA partially disposed in 2011.

In 2011, with the exception of Cielo S.A., the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of our investment in Cielo is based on the market price, of R$ 7,538,222 thousand (2010 - R$ 5,258,770 thousand).

The Organization doesn’t have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b.   Changes in associated company investments

	R$ thousand
	December 31, 2011	December 31, 2010
Initial balances	2,298,200	1,431,157
Acquisition of associated companies	111,826	786,688
Equity in net income of associated companies	682,122	577,053
Dividends/Interest on capital	(489,200)	(496,698)
Disposal of associated companies (1)	(212,482)	-
Final balances	2,390,466	2,298,200

(1)   Disposal of investment due to proportionate consolidation of the Cia. Brasileira de Soluções e Serviços - Alelo, which has started to be considered a joint venture since January 2011.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

28)  Joint ventures

Company	R$ thousand
	Total	Shareholding interest with voting rights	Total current assets (2)	Total non-current assets (2)	Total current liabilities (2)	Total non-current liabilities (2)	Revenue (2)	Expenses (2)	Net income (losses) for the year (2)
Crediare S.A. Crédito Financiamento e Investimento	50.00%	50.00%	456,193	47,737	392,148	-	190,206	(174,382)	15,824
Cia. Leader de Promoção de Vendas (1)	50.00%	50.00%	17,120	1,302	18,023	-	43,468	(43,017)	451
Leader S.A. Adm. de Cartões de Crédito (1)	50.00%	50.00%	276,019	4,305	245,023	-	329,455	(276,098)	53,357
Cia Brasileira de Soluções e Serviços – Alelo (4)	50.01%	50.01%	1,946,621	301,074	1,908,218	9,588	816,011	(640,270)	175,741
Ibi Promotora de Vendas Ltda (3) (4)	50.01%	50.01%	66,614	51,268	39,244	57,261	246,175	(201,568)	44,607
Kartra Participações Ltda (3) (4)	50.01%	50.01%	-	55,611	-	-	-	-	-
Golbert Participações Ltda (3) (4)	50.01%	50.01%	21,467	183,367	36,652	-	2,097	(152)	1,945
Balance on December 31, 2011			2,784,034	644,664	2,639,308	66,849	1,627,412	(1,335,487)	291,925

Crediare S.A. Crédito Financiamento e Investimento	50.00%	50.00%	303,900	36,033	227,114	-	160,657	(137,187)	23,470
Cia. Leader de Promoção de Vendas (1)	50.00%	50.00%	10,587	1,543	11,474	-	31,229	(30,589)	640
Leader S.A. Adm. de Cartões de Crédito (1)	50.00%	50.00%	208,840	5,733	184,882	-	256,228	(230,066)	26,162
Balance on December 31, 2010			523,327	43,309	423,470	-	448,114	(397,842)	50,272

(1)    Companies consolidated using balance sheets with lag in relation to the reporting date of the financial statements;

(2)    100% of investee company's values;

(3)    Companies created by Cia. Brasileira de Soluções e Serviços – Alelo on September 2011; and

(4)    Companies proportionally consolidated, considered “joint ventures”.

The Organization does not have any contingent liability relating to investments in joint ventures, for which it is partially or fully responsible.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

29)  Property and equipment

a)   Composition of property and equipment by class

		R$ thousand
	Annual rate of depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	874,061	(480,368)	393,693
Land	-	454,956	-	454,956
Installations, properties and equipment for use	10%	4,285,168	(2,175,808)	2,109,360
Security and communications systems	10%	224,474	(144,675)	79,799
Data processing systems	20% - 50%	1,858,789	(1,225,988)	632,801
Transportation systems	20%	61,145	(33,822)	27,323
Financial leasing of data processing systems	20% - 50%	2,104,717	(1,535,431)	569,286
Balance on December 31, 2011		9,863,310	(5,596,092)	4,267,218

Buildings	4%	803,539	(453,186)	350,353
Land	-	432,478	-	432,478
Installations, properties and equipment for use	10%	3,427,076	(1,943,702)	1,483,374
Security and communications systems	10%	210,935	(131,517)	79,418
Data processing systems	20% - 50%	1,721,258	(1,059,416)	661,842
Transportation systems	20%	48,714	(31,956)	16,758
Financial leasing of data processing systems	20% - 50%	2,215,027	(1,569,969)	645,058
Balance on December 31, 2010		8,859,027	(5,189,746)	3,669,281

Depreciation charges for the period amounted to R$ 990,092 thousand up to December 2011 (against 2010 - R$ 956,092 thousand and 2009 - R$ 824,899 thousand).

We enter into finance lease agreements as a lessee for data processing equipment, which are recorded as leased equipment in property and equipment. According to this accounting method, both the asset and the obligation are recognized in the consolidated financial statements and the depreciation of the asset is calculated based on the same depreciation policy as for similar assets. See Note 39 for disclosure of the obligation.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Leased assets	Total
Balance on December 31, 2009	317,000	432,568	1,349,557	76,751	1,204,559	12,459	11,647	3,404,541
Additions	89,444	2,157	547,430	20,184	693,113	4,154	374	1,356,856
Write offs	(36,086)	(2,247)	(48,211)	(1,244)	(43,898)	(2,105)	(2,233)	(136,024)
Depreciation	(20,005)	-	(365,402)	(16,273)	(546,874)	(1,811)	(5,727)	(956,092)
Balance on December 31, 2010	350,353	432,478	1,483,374	79,418	1,306,900	12,697	4,061	3,669,281
Additions	71,555	24,941	1,041,137	16,896	519,768	18,643	5,764	1,698,704
Write offs	(2,054)	(2,463)	(93,827)	(4,069)	(2,153)	(238)	(5,871)	(110,675)
Depreciation	(26,161)	-	(321,324)	(12,446)	(622,428)	(3,989)	(3,744)	(990,092)
Balance on December 31, 2011	393,693	454,956	2,109,360	79,799	1,202,087	27,113	210	4,267,218

(1)   Includes financial leasing of data processing systems.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

30)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible assets
		Acquisition of banking rights (2)	Software (2)	Customer portfolio (2)	Others (2)	Total
Balance on December 31, 2009	723,526	1,603,773	1,441,578	931,448	21,233	4,721,558
Acquisition of Ibi Mexico	-	-	-	32,187	-	32,187
Additions	-	910,521	734,355	-	50,301	1,695,177
Impairment (1)	-	(17,271)	(9,222)	-	-	(26,493)
Amortization	-	(587,192)	(327,220)	(41,672)	(54,257)	(1,010,341)
Balance on December 31, 2010	723,526	1,909,831	1,839,491	921,963	17,277	5,412,088
Additions	-	1,865,043	854,170	189,285	31,480	2,939,978
Impairment (1)	-	(5,126)	-	-	-	(5,126)
Amortization	-	(705,659)	(342,992)	(81,315)	(277)	(1,130,243)
Balance on December 31, 2011	723,526	3,064,089	2,350,669	1,029,933	48,480	7,216,697

(1)      Impairment losses were recognized because the recoverable amount of "acquisition of banking rights" and "software" is less than their carrying amount. Impairment losses were recognized in the consolidated statement of income, within “Other operating income/ (expenses)”. These impairments were allocated in banking segment; and

(2)      Rate of amortization: acquisition of banking rights - in accordance with contract agreement; software – 20% to 50%; Customer portfolio – until 20%; and others – 20%.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	December 31
	2011	2010
Segment banking	429,560	429,560
Segment Insurance, pension and capitalization bonds	293,966	293,966
Total	723,526	723,526

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2011 and in 2010.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by management, with a terminal growth rate of 5.5% p.a. The forecast cash flows have been discounted at a rate of 12.4% p.a.

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

31)  Other assets

	R$ thousand
	December 31
	2011	2010
Foreign exchange transactions (1)	9,809,493	9,384,380
Debtors for guarantee deposits (2)	9,320,671	7,399,700
Negotiation and intermediation of securities	2,461,429	898,756
Sundry borrowers	1,735,223	1,098,961
Interbank and interbranch receivables	1,609,214	1,072,122
Income receivable	705,540	441,717
Deferred selling expenses (insurance) – Note 36f	557,708	417,427
Prepaid expenses	520,205	249,187
Advances to the Credit Guarantee Fund - FGC	350,100	532,761
Others (3)	3,636,304	879,238
Total	30,705,887	22,374,249

(1)   Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;

(2)   Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature; and

(3)   Includes several items that are basically trade and credit receivables, material supplies, other advances and payments to be reimbursed.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

32)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2011	2010
Demand deposits	583,017	449,671
Interbank deposits	519,786	275,445
Funding in the open market	149,940,436	132,999,577
Borrowings	17,257,442	7,989,907
Onlending	35,989,495	30,206,317
Total	204,290,176	171,920,917

33)  Deposits from customers

The “Deposits from customers” financial liabilities are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2011	2010
Demand deposits	32,535,978	35,775,239
Savings deposits	59,656,319	53,435,652
Time deposits	124,128,641	102,157,837
Others	-	1,107,220
Total	216,320,938	192,475,948

34)  Funds from securities issued

a)   Composition by type of security issued and location

	R$ thousand
	December 31
	2011	2010
Instruments Issued – Brazil:
Mortgage notes	1,309,705	1,277,455
Real estate credit notes	2,143,931	776,787
Agribusiness notes	2,538,970	1,699,710
Financial notes	27,101,075	7,801,246
Debentures (1)	-	743,127
Subtotal	33,093,681	12,298,325
Securities and bonds – Abroad:
Euronotes (2)	4,470,662	1,659,951
Securities issued through securitization – (item (b))	4,066,626	3,851,489
Subtotal	8,537,288	5,511,440
Grand Total	41,630,969	17,809,765

(1)    Nonconvertible debentures maturing May 2011 issued by Bradesco Leasing S.A. Arrendamento Mercantil; and

(2)   Issuance of securities in the foreign market for costumers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Securities issued through securitization

Since 2003, the Organization uses certain arrangements to optimize its activities of funding and liquidity management by means of Specific Purpose Entities (SPEs). These SPEs, which are called International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising:

              i.    Current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom the Bank acts as payor; and

             ii.    Current and future receivables flow of credit cards from expenditures made in Brazil by holders of credit cards issued outside of Brazil, the operation was concluded in June 2011.

The long-term instruments issued by the SPEs and sold to investors will be settled with funds from the payment orders and credit card invoice flows. The Organization is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPEs.

The funds deriving from the sale of current and future payment orders and credit-card receivables flows, received by the SPEs, must be maintained in a specific bank account until they reach a given minimum level.

We show below the amounts of the securities issued by the SPEs, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Amount of the transaction	Maturity	December 31
				2011	2010
Securitization of the future flow of payment orders received from abroad	7.28.2004	305,400	8.20.2012	19,176	48,233
	6.11.2007	481,550	5.20.2014	272,016	352,307
	6.11.2007	481,550	5.20.2014	271,886	352,111
	12.20.2007	354,260	11.20.2014	212,642	259,996
	12.20.2007	354,260	11.20.2014	212,642	259,996
	3.6.2008	836,000	5.22.2017 (1)	966,851	866,752
	12.19.2008	1,168,500	2.20.2019 (2)	966,503	866,500
	12.17.2009	133,673	11.20.2014	132,671	129,789
	12.17.2009	133,673	2.20.2017	144,328	129,281
	12.17.2009	89,115	2.20.2020	96,194	86,163
	8.20.2010	307,948	8.21.2017	337,844	302,828
	9.29.2010	170,530	8.21.2017	193,049	173,086
	11.16.2011 (4)	88,860	11.20.2018	96,459	-
	11.16.2011 (5)	133,290	11.22.2021	144,365	-
Total		5,038,609		4,066,626	3,827,042
Securitization of the future flow of receivables on credit cards held by customers residing abroad	7.10.2003	800,818	6.15.2011(3)	-	24,447
Total		800,818		-	24,447
Grand Total		5,839,427		4,066,626	3,851,489

(1) The maturity date was changed from May 20, 2015 to May 22, 2017, as provided in the contract;

(2) The maturity date was changed from February 20, 2015 to February 22, 2016 and from February 22, 2016 to February 20, 2019, as provided in the contract;

(3) Security settled on June 15, 2011;

(4) New issuance of securities abroad totaling US$50,000; and

(5) New issuance of securities abroad totaling US$75,000.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Subordinated debt

Instrument/maturity	Original term in years	Amount of the transaction	Currency	Remuneration	R$ thousand
					December 31
					2011	2010
In Brazil:
Subordinated Bank Deposit Certificates:
2011 (1)	5	-	R$	103.0% of the CDI rate	-	7,685,360
2012 (2)	5	2,713,100	R$	103.0% of the CDI rate or 100.0% of the CDI rate + (0.344% p.a. - 0.4914% p.a.) or IPCA + (7.102% p.a.- 7.632% p.a.)	4,346,008	4,588,559
2013	5	575,000	R$	100.0% of the CDI rate + (0.344% p.a. to 1.0817% p.a.) or IPCA + (7.74% p.a.- 8.20% p.a.)	882,685	780,335
2014	6	1,000,000	R$	112.0% of the CDI rate	1,419,811	1,255,662
2015	6	1,274,696	R$	108.0% to 112.0% of the CDI rate or IPCA + (6.92% p.a. - 8.55% p.a.)	1,774,656	1,537,777
2016	6	100,518	R$	IPCA + (6.7017% p.a. - 7.1292% p.a.) 100.0% IGPM + 6.3874% p.a. 108.0% to 110.0% of the CDI rate or 100.0% PRE + 13.0949% p.a.	118,035	566
2012 (2)	10	702,060	R$	100.0% to 101.5% of the CDI rate + (0.75% p.a.-0.87% p.a.)	2,632,710	5,164,452
2019	10	20,000	R$	IPCA + 7.76% p.a.	27,398	23,828
Financial bills/other:
2011 to 2016	up to 5	6,750	R$	100.0% of the CDI rate	7,197	-
2017 (3)	6	2,990,837	R$	100.0% of the CDI rate + (1.2685% p.a. - 1.3656% p.a.)	3,117,564	-
2017 to 2021 (3)	From 6 to 10	5,166,161	R$	104.0% to 112.5% of the CDI rate	5,382,923	33,269
2017 to 2021 (3)	From 6 to 10	221,015	R$	IGPM rate + (5.8351% p.a. - 7.0670% p.a.)	232,900	51,338
2017 to 2021 (3)	From 6 to 10	406,869	R$	IPCA rate + (5.8137% p.a. - 7.7600% p.a.)	441,747	91,881
2017 to 2021 (3)	From 6 to 10	109,202	R$	PRÉ rate of 11.7493%p.a. - 13.8609% p.a.	122,411	22,668
Subtotal - in Brazil					20,506,045	21,235,695

Abroad:
2011 (4)	10	-	US$	Fixed rate of 10.25% p.a.	-	249,259
2012 (5)	10	315,186	Yen	Fixed rate of 4.05% p.a.	426,849	364,195
2013	10	1,434,750	US$	Fixed rate of 8.75% p.a.	932,125	826,552
2014	10	801,927	Euro	Fixed rate of 8.00% p.a.	552,418	504,722
2019	10	1,333,575	US$	Fixed rate of 6.75% p.a.	1,439,617	1,277,642
2021 (6)	11	1,600,000	US$	Fixed rate of 5.90% p.a.	3,053,037	1,856,881
Subtotal - Abroad					6,404,046	5,079,251

Total					26,910,091	26,314,946

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(1)   Maturity of subordinated debt amounting to R$ 3,981,022 thousand;

(2)   Anticipated payment of subordinated debt of R$ 3,719,703 thousand;

(3)   Notes for maturities through 2021 were issued in the amounts of R$ 8,176,489 thousand;

(4)   Maturity of subordinated debt in December 2011;

(5)   Including the cost of dollar swaps, the rate increased to 10.15% p.a.; and

(6)   In January 2011 a subordinated debt instrument was issued abroad amounting to US$ 500,000 thousand at a rate of 5.90% p.a. and maturing in 2021.

Legend:

CDB – Bank Deposit Certificate

CDI – Interbank Deposit Certificate

IPCA – Broad Consumer Price Index

DI-CETIP – Interbank rate published by the Centre for Securities Custody and Settlement

IGPM – General Market Price Index

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Insurance technical provisions and pension plans

a)      Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)		Total
	December 31		December 31		December 31
	2011	2010	2011	2010	2011	2010
Current and long-term liabilities
Mathematical provision for benefits to be granted	709,016	672,023	77,842,317	64,174,886	78,551,333	64,846,909
Mathematical provision for benefits granted	137,848	126,140	5,397,832	4,994,380	5,535,680	5,120,520
IBNR (Incurred But Not Reported) provision	1,104,952	1,545,602	743,826	607,971	1,848,778	2,153,573
Provision for unearned premiums	1,966,745	1,780,573	158,927	84,430	2,125,672	1,865,003
Provision for insufficient contributions (3)	-	-	3,636,981	3,332,695	3,636,981	3,332,695
Provision for insurance claims to be settled	2,508,979	1,410,808	1,000,549	865,987	3,509,528	2,276,795
Provision for financial fluctuations	-	-	635,843	650,397	635,843	650,397
Provision for premium insufficiency	-	-	473,682	590,545	473,682	590,545
Provision for financial surplus	-	-	379,694	357,833	379,694	357,833
Provision for administrative expenses	-	-	98,794	110,935	98,794	110,935
Other provisions	1,646,016	1,635,154	670,320	552,687	2,316,336	2,187,841
Total provisions	8,073,556	7,170,300	91,038,765	76,322,746	99,112,321	83,493,046

(1)   The “Other Provisions” line item basically refers to the technical provisions of the “individual health” portfolio, accrued to cover any differences of future premium adjustments and those that are necessary for technical equilibrium of the portfolio;

(2)   Comprises the transactions with personal insurance and pensions; and

(3)   The provision for insufficient contributions for retirement and pension plans is calculated according to the AT-2000 lessened biometric table, increased by 1.5% p.a. (improvement), considering males and females separately, the latter of whom have a longer life expectancy, and with a real interest rate 4.0% p.a. For the incapacity plans, the provision is also calculated actuarially and takes into consideration the AT-49 male biometric table and an interest rate 4.0% p.a.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Technical provisions by product

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2011	2010	2011	2010	2011	2010
Health	4,020,463	3,511,751	-	-	4,020,463	3,511,751
Auto / Liability Insurance	2,473,454	2,234,174	-	-	2,473,454	2,234,174
DPVAT (Personal Injury Caused by Automotive Vehicles)	116,405	90,695	282,057	203,937	398,462	294,632
Life	-	-	4,001,258	3,263,197	4,001,258	3,263,197
Elementary lines (property/casualty)	1,446,972	1,319,637	-	-	1,446,972	1,319,637
Free Benefits Generating Plan - PGBL	-	-	15,457,576	13,296,405	15,457,576	13,296,405
Free Benefits Generating Life - VGBL	-	-	53,175,712	42,729,705	53,175,712	42,729,705
Traditional plans	-	-	18,138,424	16,843,545	18,138,424	16,843,545
Total technical provisions	8,057,294	7,156,257	91,055,027	76,336,789	99,112,321	83,493,046

c)   Technical provisions by aggregated products

	R$ thousand
	December 31
	2011	2010
Insurance – Vehicle, Elementary Lines, Life and Health	11,940,567	10,168,213
Insurance – Life with Survival Coverage (VGBL)	53,175,712	42,729,705
Pensions – PGBL and Traditional Plans	29,396,716	26,426,977
Pensions – Risk Traditional Plans	4,599,326	4,168,151
Total	99,112,321	83,493,046

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)   Changes in the insurance and pension technical provisions

(i)            Insurance – Vehicle, General, Life, Health and Pension (Risk on Traditional Plans)

	R$ thousand
	Years ended December 31
	2011	2010	2009
At the beginning of the year	14,336,364	13,002,659	11,969,325
(-) DPVAT insurance and retrocession	(294,453)	(323,636)	(254,570)
Subtotal at beginning of year	14,041,911	12,679,023	11,714,755
Additions	12,621,069	9,553,986	7,859,928
Reversals	(553,904)	(134,133)	(374,343)
Insurance losses paid	(10,463,886)	(8,089,210)	(6,398,701)
Changes in estimate of reported insurance losses	(41,745)	18,615	(129,485)
Monetary restatement and interest	539,416	13,630	6,869
Subtotal at end of year	16,142,861	14,041,911	12,679,023
(+) DPVAT insurance and retrocession	397,032	294,453	323,636
Total at Year-End	16,539,893	14,336,364	13,002,659

(ii)           Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2011	2010	2009
At the beginning of the year	42,729,705	35,562,797	28,053,246
Receipt of premiums net of fees	14,599,241	11,703,046	10,145,432
Payment of benefits	(8,313)	(11,001)	(3,432)
Payment of redemptions	(7,764,952)	(7,131,402)	(5,695,035)
Monetary restatement and interest	3,652,071	2,690,983	3,091,216
Others	(32,040)	(84,718)	(28,630)
Total at Year-End	53,175,712	42,729,705	35,562,797

(iii)       Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2011	2010	2009
At the beginning of the year	26,426,977	24,031,441	22,545,112
Receipt of contributions net of fees	1,954,865	1,589,755	1,295,833
Payment of benefits	(398,565)	(365,991)	(320,693)
Payment of redemptions	(1,164,597)	(1,305,693)	(1,332,864)
Monetary restatement and interest	2,276,707	2,589,663	1,701,480
Others	301,329	(112,198)	142,573
Total at Year-End	29,396,716	26,426,977	24,031,441

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)   Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2011	2010	2011	2010	2011	2010
Mutual funds (excluding VGBL and PGBL)	6,903,381	6,003,498	16,372,406	14,255,055	23,275,787	20,258,553
Mutual funds (VGBL and PGBL) (1)	-	-	68,233,216	55,570,933	68,233,216	55,570,933
Public securities	-	77,229	4,660,749	4,559,723	4,660,749	4,636,952
Private securities	86,803	53,428	569,495	521,584	656,298	575,012
Shares	2,802	2,840	1,280,110	1,480,137	1,282,912	1,482,977
Credit rights	772,878	702,588	-	-	772,878	702,588
Deposits retained by the IRB - Brazilian Reinsurance Institute and judicial deposits	23,102	6,658	68,703	72,449	91,805	79,107
Portion relating to reinsurance contracts	652,686	608,151	8,490	6,662	661,176	614,813
Total of the guarantees for technical provisions	8,441,652	7,454,392	91,193,169	76,466,543	99,634,821	83,920,935

(1)  The “VGBL” and “PGBL” mutual funds were consolidated in the consolidated financial statements.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Changes in deferred selling expenses (insurance assets)

	R$ thousand
	Years ended December 31
	2011	2010	2009
At the beginning of the year	417,427	340,210	293,986
Additions	4,504,935	3,604,825	3,429,195
Reversals	(4,364,654)	(3,527,608)	(3,382,971)
Total at Year-End	557,708	417,427	340,210

g)   Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2011	2010	2009
At the beginning of the year	646,894	695,641	666,952
Additions	196,532	123,280	199,144
Reversals	(25,671)	(172,933)	(190,185)
Recovered insurance losses	(127,325)	(157,754)	(135,597)
Monetary restatement and interest	25,044	5,832	2,072
Changes in deferred reinsurance premiums	-	160,280	145,718
Others	(20,329)	(7,452)	7,537
Total at Year-End	695,145	646,894	695,641

h)   Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the book balances.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	Total
Amount estimated for the claims
• In the year of notification	2,023,548	1,697,161	1,701,439	1,152,370	2,058,559	2,414,674	2,647,298	-
• One year after notification	1,955,138	1,626,143	1,638,345	1,108,271	2,037,366	2,394,609	-	-
• Two years after notification	1,921,320	1,600,359	1,596,899	1,087,059	2,018,329	-	-	-
• Three years after notification	1,912,062	1,603,520	1,593,526	1,094,795	-	-	-	-
• Four years after notification	1,918,314	1,597,707	1,598,083	-	-	-	-	-
• Five years after notification	1,925,223	1,605,888	-	-	-	-	-	-
• Six years after notification	1,926,098	-	-	-	-	-	-	-
Estimate of claims on the base date (2011)	1,926,098	1,605,888	1,598,083	1,094,795	2,018,329	2,394,609	2,647,298	13,285,100
Payments of claims	(1,818,897)	(1,555,741)	(1,531,758)	(916,948)	(1,880,811)	(2,196,601)	(2,094,061)	(11,994,817)
Pending Insurance Claims	107,201	50,147	66,325	177,847	137,518	198,008	553,237	1,290,283

Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	Total
Amount estimated for the claims
• In the year of notification	1,725,277	1,464,086	1,421,768	859,651	1,791,249	2,260,194	2,440,426	-
• One year after notification	1,675,830	1,415,281	1,385,711	846,124	1,773,092	2,235,404	-	-
• Two years after notification	1,635,350	1,413,371	1,381,948	835,214	1,766,152	-	-	-
• Three years after notification	1,639,187	1,417,612	1,379,442	844,636	-	-	-	-
• Four years after notification	1,653,212	1,417,980	1,386,605	-	-	-	-	-
• Five years after notification	1,670,356	1,429,154	-	-	-	-	-	-
• Six years after notification	1,686,295	-	-	-	-	-	-	-
Estimate of claims on the base date (2011)	1,686,295	1,429,154	1,386,605	844,636	1,766,152	2,235,404	2,440,426	11,788,672
Payments of claims	(1,623,674)	(1,391,396)	(1,347,568)	(779,238)	(1,681,084)	(2,101,745)	(2,007,354)	(10,932,059)
Pending Insurance Claims	62,621	37,758	39,037	65,398	85,068	133,659	433,072	856,613

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	Total
Amount estimated for the claims
• In the year of notification	816,255	624,866	592,756	687,464	761,747	856,558	995,243	-
• One year after notification	778,352	608,403	591,752	696,812	780,007	873,782	-	-
• Two years after notification	755,274	590,246	594,548	708,354	791,249	-	-	-
• Three years after notification	747,555	586,480	592,715	701,091	-	-	-	-
• Four years after notification	738,165	590,823	591,280	-	-	-	-	-
• Five years after notification	738,659	577,977	-	-	-	-	-	-
• Six years after notification	735,071	-	-	-	-	-	-	-
Estimate of claims on the base date (2011)	735,071	577,977	591,280	701,091	791,249	873,782	995,243	5,265,693
Payments of claims	(687,491)	(516,572)	(516,849)	(618,747)	(673,562)	(722,905)	(718,983)	(4,455,109)
Pending Insurance Claims	47,580	61,405	74,431	82,344	117,687	150,877	276,260	810,584

Life – Insurance claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	Total
Amount estimated for the claims
• In the year of notification	816,154	623,675	569,701	684,770	751,864	855,545	993,850	-
• One year after notification	778,251	607,198	569,881	693,977	769,993	872,954	-	-
• Two years after notification	755,173	589,042	572,675	705,518	780,761	-	-	-
• Three years after notification	747,454	585,275	570,813	698,255	-	-	-	-
• Four years after notification	738,064	589,619	569,402	-	-	-	-	-
• Five years after notification	738,558	576,773	-	-	-	-	-	-
• Six years after notification	734,971	-	-	-	-	-	-	-
Estimate of claims on the base date (2011)	734,971	576,773	569,402	698,255	780,761	872,954	993,850	5,226,966
Payments of claims	(687,391)	(515,368)	(495,318)	(615,912)	(665,572)	(721,977)	(717,590)	(4,419,128)
Pending Insurance Claims	47,580	61,405	74,084	82,343	115,189	150,977	276,260	807,838

(1)      The claims table does not include Health insurance – R$ 1,123,258 thousand,  DPVAT insurance – R$ 259,658 thousand and Retrocession – R$ 25,745 thousand.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

37)  Supplemental pension plans

The Organization maintains defined benefit plans, from acquired institutes, which supplement the retirement benefits paid by the INSS – National Social Security Institute of the Brazilian Government, for our employees and those of our subsidiaries in Brazil. The pension plans were established solely to benefit eligible employees and managers, and their assets are segregated from Bradesco. In 2001 the participants in the Bradesco defined benefit plan were offered the opportunity to adhere to the defined contribution plan (PGBL). The Organization’s plans for the year 2011, 2010 and 2009 included the defined benefit plan of our subsidiaries Banco Alvorada, BEM and BEC, as a result of their acquisitions in 2004 and 2006, respectively. Contributions to the PGBL plan in 2011 totaled R$ 566,724 thousand (2010 - R$ 379,486 thousand and 2009 - R$ 266,519 thousand).

The Organization’s policy is to finance the pension plans by means of payroll-based contributions, adjusted periodically according to recommendations of the independent actuary responsible for the Plan. In 2011 our contribution represented 4% (2010 – 4%) of the payroll and the employees and managers contributed with at least 4% (2010 – 4%) of their salaries.

The assets of the pension plans are invested in government bonds and private securities, shares of publicly-held companies and property.

Employees and managers that cease to participate in the pension plan for any reason receive the minimum benefit calculated based on previous contributions in one lump sum that represents the overall total.

On December 31 of each year we conduct an assessment of the plans of our subsidiaries Alvorada, BEM and BEC. IAS 19 establishes that the employer must recognize prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and must recognize the changes in the financial condition during the year in which the changes occurred, in profit or loss.

	R$ thousand
	Alvorada, BEM and BEC Plans
	Years ended December 31
	2011	2010	2009
(i) Projected benefit obligations:
At the beginning of the year	902,105	796,549	689,525
Cost of current service	(296)	1,889	1,967
Interest cost	93,639	86,615	78,594
Participant’s contribution	3,518	3,550	1,993
Actuarial loss	75,089	88,769	85,183
Benefit paid	(74,572)	(75,267)	(60,713)
At the end of the year	999,483	902,105	796,549

(ii) Plan assets comprise:
At the beginning of the year	970,894	901,696	798,467
Expected returns	101,584	98,892	91,989
Actuarial gain on the assets	25,381	35,990	64,570
Contributions received:
Employer	6,048	6,033	5,390
Employees	3,518	3,550	1,993
Benefits paid	(74,572)	(75,267)	(60,713)
At the end of the year	1,032,853	970,894	901,696

(iii) Financial position:
Plans in deficit
Amounts recognized in the consolidated statement of financial position	(88,671)	(68,462)	(36,006)
Plans in surplus
Amounts recognized in the consolidated statement of financial position	122,041	137,251	141,153
Net balance	33,370	68,789	105,147

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Alvorada, BEM and BEC Plans
	Years ended December 31
	2011	2010	2009
Projected benefit obligations:
Cost of service	(704)	1,584	1,722
Cost of interest on actuarial obligations	49,694	44,458	39,492
Expected returns from the assets of the plan	(42,814)	(40,760)	(37,935)
Net periodic cost/ (benefit)	6,176	5,282	3,279

The accumulated obligations of the pension plans are included in “Other Liabilities”, in our consolidated statement of financial position.

The amounts recognized in our consolidated statement of financial position are the following:

	R$ thousand
	December 31
	2011	2010
Obligations
Accumulated pension plan obligations	(88,671)	(68,462)
Recognized liabilities at the end of the year	(88,671)	(68,462)

Benefit obligations and net periodic benefit cost for the years 2011 and 2010 for our subsidiaries Alvorada, BEM, and BEC plans, were determined using the following assumptions:

	December 31
	2011	2010
Discount rate (1)	10.5%	10.8%
Expected long-term rate of return on the assets	10.5%	10.8%
Increase in salary levels	7.6%	7.6%

(1)  Considering an inflation rate of 4.5% p.a. and a real discount rate of 6.0% p a.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The long-term rate of return on plan assets is based on the following:

•      Medium- to long-term expectations of the asset managers; and

•      Public and private securities, a significant portion of the investments portfolio of our subsidiaries Alvorada, BEM and BEC, the profitability of which is higher than inflation plus interest, with short to long-term maturities.

Weighted-average allocation of the pension plan's assets by category is as follows:

	Assets of the Alvorada Plan		Assets of the BEM Plan		Assets of the BEC Plan
	December 31		December 31		December 31
	2011	2010	2011	2010	2011	2010
Asset categories
Marketable equity securities	-	0.3%	9.9%	8.2%	-	-
Public and private securities	86.4%	85.8%	85.4%	88.0%	-	-
Mutual funds	6.5%	8.0%	0.8%	-	95.2%	93.8%
Properties	5.5%	4.2%	-	-	2.7%	2.8%
Other	1.6%	1.7%	3.9%	3.8%	2.1%	3.4%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

38)  Other provisions

a)      Contingent assets

Contingent assets are not recognized in the consolidated financial statements although there are ongoing proceedings with good prospects of success, such as: a) Social Integration Program (PIS), claiming the restitution via offset of PIS on the Gross Operating Revenue, paid pursuant to Decree Laws 2,445/88 and 2,449/88, over the amount due under the terms of the Supplementary Law number 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is in question, and may lead to the reimbursement of amounts paid.

b)      Contingent liabilities and tax and social security obligations

The Organization is a party in judicial proceedings of a labor, civil and tax related nature in the normal course of its activities.

Provisions were made on the basis of opinions from legal advisors, the nature of legal actions, their similarity with previous cases, their complexity, and the courts' previous positions, whenever losing a case was rated as "probable".

The Organization’s Management understands that the accrued provision is sufficient to cover any losses arising from the related proceedings.

                  I -       Labor claims

These are claims from former employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings requiring judicial deposits to guarantee the execution of the judgment, the amount of labor provisions are recorded considering the estimated loss of these deposits. For other proceedings, the provision is recorded based on the average of payments made for claims settled in the last 12 months.

Overtime is controlled through the use of electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

                 II -       Civil proceedings

These are claims for pain and suffering and property damages, mainly relating to notarized protests, returned checks, the inclusion of information about debtors in the restricted credit registry and the reincorporation of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is assessed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the monthly minimum wages salaries and are not events that cause a significant impact on our consolidated financial position.

It is worth noting the significant number of legal claims pleading the incidence of inflation rates which were excluded from the adjustment for inflation of savings accounts balances due to economic plans which were part of the federal government economic policy to reduce inflation in the past. Although the Organization complied with the legal requirements in force at the time, these lawsuits have been recorded as provisions, taking into consideration claims effectively notified and their assessed loss perspectives, taking into consideration the current judicial decision of the Superior Court of Justice (STJ).

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Regarding the disputes related to economic plans, it is worth noting two aspects: a) the Bank does not expect any significant provisions to be recorded in excess of what has been provided for, as the legal periods for new claims has expired; and b) the Federal Supreme Court (STF) suspended the analysis of all appeals up currently in progress.

c)      Tax and social security obligations

The Organization is disputing in court the legality and constitutionality of certain taxes and contributions, which mainly relate to:

- Cofins – R$ 6,345,973 thousand: a request for authorization to calculate and pay Cofins, from October 2005, based on effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

- INSS Autonomous Brokers – R$ 1,004,092 thousand: we are questioning the incidence of social security contribution on remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that services are not provided to insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

- IRPJ/Loan Losses – R$ 703,568 thousand: we are requesting authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the total or partial amount of effective and definite loan losses, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

- CSLL – Deductibility on the IRPJ calculation basis – R$ 607,405 thousand: we are requesting to calculate and pay income tax due, related to the 1997 base year and subsequent years, without adding the CSLL to the respective calculation basis, set forth by Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

- PIS – R$ 293,267 thousand: we are requesting the authorization to offset amounts overpaid in 1994 and 1995 base years as contribution to PIS, corresponding to the amount that exceeds the calculation basis established in the Constitution, i.e., gross operating income, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

d)      Changes in other provision

	R$ thousand
	Labor	Civil	Tax and Social Security
Balance on December 31, 2009	1,578,569	2,335,321	6,938,593
Indexation charges	176,282	311,164	526,859
Additions net of reversals	444,949	461,692	1,641,416
Payments	(621,112)	(450,557)	(15,310)
Balance on December 31, 2010	1,578,688	2,657,620	9,091,558
Balance acquired	78	110,273	7,785
Indexation charges	206,514	380,323	997,466
Additions net of reversals	1,026,420	635,778	2,288,447
Payments	(500,540)	(445,594)	(108,366)
Balance on December 31, 2011	2,311,160	3,338,400	12,276,890

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)      Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal advisors, classifies the lawsuits according to the expectation of loss as possible. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recorded as a liability in the financial statements. The main proceedings with this classification are the following: a) leasing companies‟ Tax on Services of any Nature (ISSQN), the total processes of which correspond to R$ 517,667 thousand. In this lawsuit, we discuss the demand of tax by municipalities other than those where the companies are located and where, in compliance with the law, the tax is collected; and b) income tax and social contribution related to 2006 to 2009, related to the goodwill amortization disallowance on the acquisition of Tempo Serviços Ltda. in the amount of R$ 372,323 thousand.

39)  Other liabilities

	R$ thousand
	December 31
	2011	2010
Financial liabilities
Credit card transactions (1)	12,678,343	10,730,123
Foreign exchange transactions (2)	9,358,759	9,821,309
Negotiation and intermediation of securities	2,556,805	1,033,920
Liabilities for acquisition of assets – financial leasing	767,356	831,126
Capitalization bonds	4,571,294	3,723,674

Other liabilities
Third party funds in transit (3)	4,528,562	3,732,458
Other taxes payable	562,708	918,343
Corporate and statutory obligations	2,352,511	2,158,150
Others	13,384,819	8,866,985
Total	50,761,157	41,816,088

(1)      Refers to amounts payable to merchants;

(2)      Mainly refers to the institution’s sales in foreign currency to customers and its right’s in domestic currency, resulting from exchange sale operations; and

(3)      Mainly refers to payment orders issued on the country’s cities and the amount of payment orders in foreign currency coming from overseas.

Composition by maturity of financial leasing

	R$ thousand
	December 31
	2011	2010
Due within one year	337,614	367,211
From 1 to 2 years	241,872	247,144
From 2 to 3 years	118,508	158,444
From 3 to 4 years	62,043	49,128
From 4 to 5 years	7,319	9,199
Total	767,356	831,126

Total non-cancellable minimum future payments from operational lease in the coming periods are as follows: 2012 – R$ 195,399 thousand and 2013 – R$ 52,984 thousand.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

40)  Equity

a)         Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	December 31
	2011	2010
Ordinary	1,912,397,390	1,881,225,318
Preferred	1,912,397,191	1,881,225,123
Subtotal	3,824,794,581	3,762,450,441
In treasury (ordinary)	(2,487,000)	(395,300)
In treasury (preferred)	(4,466,400)	-
Total outstanding	3,817,841,181	3,762,055,141

ii.   Changes in capital stock, in number of shares

	Ordinary	Preferred	Total
Number of shares outstanding on December 31, 2009	1,710,204,835	1,710,345,568	3,420,550,403
Shares acquired and cancelled	-	(140,910)	(140,910)
Increase of share capital with issuance of shares – 10% stock dividend	171,020,483	171,020,465	342,040,948
Shares acquired and not cancelled	(395,300)	-	(395,300)
Number of shares outstanding on December 31, 2010	1,880,830,018	1,881,225,123	3,762,055,141
Capital stock increase through share subscription	31,172,072	31,172,068	62,344,140
Shares acquired and not cancelled	(2,091,700)	(4,466,400)	(6,558,100)
Number of shares outstanding on December 31, 2011	1,909,910,390	1,907,930,791	3,817,841,181

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that it is exchangeable for or convertible into shares of capital. As a result, its diluted earnings per share is the same as the basic earnings per share.

Simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure was adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

In a Special General Meeting, held on December 17, 2010, the shareholders resolved to increase the share capital by R$ 1,500,000 thousand, raising it from R$ 28,500,000 thousand to R$ 30,000,000 thousand, through the issuance of 62,344,140 new registered shares with no par value, being 31,172,072 ordinary and 31,172,068 preferred, at a price of R$ 24.06 per share, through private subscription by the shareholders in the period from December 29, 2010 to January 31, 2011, in the proportion of 1.657008936% of the shares that each one held on the date of the Shareholders’ Meeting. Shareholders paid a contribution for subscribed shares on February 18, 2011, corresponding to 96.53% of all shares, and the 3.47% remaining from the offer were sold at an auction held on February 15, 2011 on the BM&FBOVESPA, with settlement on February 18, 2011. The excess of the total amount allocated to the creation of capital stock, of R$ 11,441 thousand, from the difference between the issuance price and the sale price of stock at auction was recorded in the “Capital Reserve” account. The process was approved by Brazilian Central Bank on March 18, 2011.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Special General Meeting held on March 10, 2011 decided to increase share capital by R$ 100 million, thus raising it from R$ 30 billion to R$ 30.1 billion, by using part of the balance of the "Capital Reserve and Profit Reserve - Legal" accounts without issuing shares. The process was ratified by the Brazilian Central Bank on March 18, 2011.

Treasury shares are recorded at cost, which is approximately equivalent to the market prices practiced on the date they are acquired. Cancellation of treasury shares is recorded as reduction of unappropriated retained earnings. Treasury shares are acquired for subsequent sale or cancellation.

b)   Reserves

Capital reserve

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders´ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

c)   Dividends (including interest on equity)

Dividends are based on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Brazilian Central Bank. The dividends are paid in Reais  and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil, Brazilian companies may pay interest on equity to shareholders based on the net equity and treat these payments as deductible expenses for purposes of Brazilian income tax and social contribution. The interest cost is treated for accounting purposes as a deduction from equity in a manner similar to dividends. Withholding income tax is levied and paid at the time that the interest on equity is paid to the shareholders.

In 2011 the Organization distributed dividends (including interest on equity) of R$ 3,740,410 thousand, being attributed to the shareholders, the amount per share of R$ 0.93 to the ordinary shares and R$ 1.03 to the preferred shares (2010 - R$ 3,369,083 thousand, of which R$ 0.85 to the ordinary shares and R$ 0.94 to the preferred shares, and 2009 - R$ 2,834,734 thousand, of which R$ 0.73 to the ordinary shares and R$ 0.80 to the preferred shares).

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

41)  Transactions with related parties

The principal shareholders of the Bradesco are Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco, Fundação Bradesco is a not-for-profit entity that for more than 40 years has been helping to develop of the potentialities of children and youngsters by means of schools in needy regions.

The transactions are as follows:

	R$ thousand
	December 31
	2011	2010
Assets
Loans and advances to banks	246,220	177,885
Crediare S.A. Crédito Financiamento e Investimento	246,220	177,885
Derivative financial instruments	-	5
Crediare S.A. Crédito Financiamento e Investimento	-	5
Other assets	10,152	10,484
Cia. Brasileira de Soluções e Serviços - Alelo	8,772	7,425
Crediare S.A. Crédito Financiamento e Investimento	1,380	3,059
Liabilities and Equity
Deposits from banks	-	(1,400)
Crediare S.A. Crédito Financiamento e Investimento	-	(1,400)
Deposits from customers	(242,756)	(177,473)
Cidade de Deus Companhia Comercial de Participações	(45,207)	(30,341)
Key Management Personnel	(175,185)	(146,215)
Others associates	(22,364)	(917)
Funds from securities issued	(687,118)	(586,274)
Cia. Brasileira de Soluções e Serviços - Alelo	(61,408)	(46,244)
Brasileira de Meios de Pagamento – (“Cielo”)	(40,606)	-
Key Management Personnel	(578,597)	(538,759)
Others associates	(6,507)	(1,271)
Subordinated debt	(65,333)	(261,664)
Cidade de Deus Companhia Comercial de Participações	(26,625)	(183,044)
Fundação Bradesco	(38,708)	(78,620)
Corporate and statutory obligations	(775,636)	(711,903)
Cidade de Deus Companhia Comercial de Participações	(571,254)	(515,598)
Fundação Bradesco	(204,382)	(196,305)
Other liabilities	(10,566)	(12,033)
Cia. Brasileira de Meios de Pagamento – (“Cielo”)	-	(12,033)
Fidelity Processadora e Serviços S.A.	(10,566)	-

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Years ended December 31
	2011	2010	2009
Revenues and expenses
Net Interest income	(81,358)	(74,682)	(100,825)
Crediare S.A. Crédito Financiamento e Investimento	22,840	14,322	8,219
Cidade de Deus Companhia Comercial de Participações	(9,338)	(10,281)	(5,582)
Fundação Bradesco	(6,519)	(6,980)	(25,379)
Key Management Personnel	(76,213)	(63,926)	(68,708)
Others associates	(12,128)	(7,817)	(9,375)
Net gain with derivative financial instruments	5	1,667	14,731
Crediare S.A. Crédito Financiamento e Investimento	5	1,667	14,731
Other revenues	34,053	13,857	15,574
Cia. Brasileira de Soluções e Serviços - Alelo	34,053	13,857	15,574
Other expenses	(108,932)	(204,044)	(173,026)
Fidelity Processadora e Serviços S.A.	(108,584)	(182,027)	(148,412)
CPM Braxis S.A. – Associates	-	(21,400)	(19,102)
Others associates	(348)	(617)	(5,512)

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•       The overall annual amount of the remuneration of the Management Officers, which is allocated in a meeting of the Board of Directors, to the members of the Board itself and of the Executive Board, as determined in the By-Laws; and

•       The amount set aside to cover the Supplemental Pension Plans for which managers are eligible, within the Pension Plan for the Employees and Management Officers of the Bradesco Organization.

For 2011, a maximum amount of R$ 364,100 thousand (2010 - R$ 259,100 thousand) was determined for remuneration of the Management (salaries and bonuses) and R$ 344,800 thousand (2010 - R$ 233,700 thousand) to cover the cost of the defined contribution supplemental pension plans.

Short-term benefits for management

	R$ thousand
	Years ended December 31
	2011	2010	2009
Salaries	337,724	224,065	145,268
Bonuses	14,209	19,617	23,976
INSS contributions	78,881	54,608	37,972
Total	430,814	298,290	207,216

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Post-employment benefits

	R$ thousand
	Years ended December 31
	2011	2010	2009
Defined contribution supplementary pension plans	339,078	223,832	121,721
Total	339,078	223,832	121,721

Bradesco has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key management personnel.

Other information

a)   According to applicable legislation, financial institutions may not grant loans or advances to:

(i)        Executive Officers and members of the advisory board and of the Board of Directors, of the statutory audit board and of similar bodies, as well as their respective spouses and relatives up to the 2nd degree;

(ii)       Individuals or legal entities that own more than 10% of capital; and

(iii)      Legal entities in which the institution or its directors and managers as well as their respective spouses and relatives up to the 2nd degree own more than 10% of capital.

Thus no loans or advances are made by the financial institutions to any subsidiary or to members of the Board of Directors or of the Executive Board and their families.

b)   Equity participation

The members of the Board of Directors and of the Executive Board own in total the following percentage of participation in Bradesco on:

	December 31
	2011	2010
Ordinary shares	0.74%	0.74%
Preferred shares	1.03%	1.04%
Total shares (1)	0.89%	0.89%

(1)  On December 31, 2011, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers totaled 3.15% of ordinary shares, 1.09% of preferred shares and 2.12% of all shares.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

42)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments, based on the final maturity:

	R$ thousand
	December 31
	2011	2010
Commitments to extend credit	130,662,726	105,215,829
Financial guarantees	48,479,357	40,765,970
Letters of credit for imports	1,700,341	1,465,018
Total	180,842,424	147,446,817

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer before a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as in other credit operations. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as in other credit operations.

43)  Recent Acquisitions

In June 2010, the Organization acquired all the issued share capital of Ibi Services S. de R.L. México (Ibi México) and RFS Human Management S. de R.L., a subsidiary of Ibi México, for the amount of R$ 301,193 thousand. The acquisition included establishing a partnership with C&A México S. de R.L., (C&A México) for a period of 20 years to sell, with exclusively financial products and services through the C&A México chain of stores.

In May 2011, at an auction sale held by BM&FBOVESPA, the Organization acquired a controlling interest in Banco do Estado do Rio de Janeiro S.A. (BERJ). The transaction involved the purchase of 96.99% of common shares and 95.21% of preferred shares representing 96.23% of BERJ's share capital. The acquisition date was in November 2011, date of approval by the Central Bank of Brazil, at the value of R$ 1,134,657 thousand where, R$ 200,446 thousand was paid in cash, R$ 905,475 thousand to be paid at a future date (included in “Other liabilities”) and R$ 28,736 thousand in public securities, whose fair value on the transaction date was to R$ 14,368 thousand.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

See below the summarized fair values of the assets acquired and liabilities assumed for these acquisitions at the date of acquisition:

	R$ thousand
	December 31
	2011	2010
	BERJ	Ibi México
Cash and cash equivalents	138	74,428
Financial assets	301,647	-
Loans and receivables	-	147,148
Intangible assets	-	32,187
Other assets	1,723,879	68,367
Other liabilities	(499,392)	(20,937)
Fair value of net assets acquired	1,526,272	301,193
Total cost of acquisitions	1,120,289	301,193
Bargain purchase gain	(405,983)	-

Regarding the bargain purchase gain, calculated in the acquisition of BERJ, mainly due to tax credits, the Organization assessed, identified and recognized all assets acquired and liabilities assumed. The bargain purchase gain on acquisition was recognized in the consolidated statement of income in “Other operating income/(expenses)” during the year 2011.

The total consideration given for the acquisitions was as following:

	R$ thousand
	December 31
	2011	2010
	BERJ	Ibi México
Cash payment	200,446	301,193
Amounts payable	905,475	-
Government securities, at fair value	14,368	-
Total cost of acquisitions	1,120,289	301,193

These acquisitions were consolidated from the date that the majority control was acquired.

44)  Standards and interpretations of standards that are not yet effective

a)   Standards   and interpretations of existing standards that are not yet effective and have not been adopted in advance by the Organization

•         IFRS 9 Financial Instruments: Recognition and Measurement – The principal changes in IFRS 9 in comparison with IAS 39 are: (i) all of the financial assets are initially measured at fair value ; (ii) The standard divides all of the financial assets that are presently within the scope of IAS 39 into two classifications: amortized cost and fair value; (iii) the categories of available for sale and held to maturity of IAS 39 were eliminated; and (iv) the concept of built-in derivatives of IAS 39 was eliminated by the concepts of IFRS 9.

•       IFRS 10 - Financial Statements - alters current criteria for consolidation (IAS 27 - Consolidated and Separate Statements) by introducing the concept of control to determine whether an entity should be consolidated. Under IFRS 10, an investor controls an investee in the following cases: (i) it has power over the investee; (ii) it has exposure to, or rights to, variable returns from its involvement with the investee; and (iii) it has the ability to use its power over the investee to affect its returns.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       IFRS 11 "Joint Arrangements" - replaces IAS 31 "Interests in joint ventures". The altered requirement will focus more on rights and obligations, with use of the equity method of accounting rather than proportionate consolidation. The fundamental principle is that parties to an agreement decide the nature of the venture: Joint operations, rights and obligations for assets and liabilities related to the agreement. Parties recognize their assets, liabilities with the corresponding revenues and expenses; and (ii) Joint Venture, rights to net assets of the agreement. Parties recognize their investments by the equity method of accounting.

•       IFRS 12 - Disclosure of interests in other entities - includes new requirements for disclosing all forms of investments in other entities, including joint arrangements, affiliates, and special-purpose entities, in which an entity is involved. The aim is to enable readers of financial statements to evaluate the basis of control, restrictions on consolidated assets and liabilities, exposure to risk arising from involvement with unconsolidated structured entities and involvement of non-controlling interests in the activities of the consolidated entities.

•       IFRS 13 - Fair-Value Measurement - defines fair value and provides guidance on determining fair value and requires disclosures about its measurement, thus making disclosures more consistent and less complex.

These requirements are to become applicable as of January 1, 2013, except for IFRS 9, which will apply from 1 January 2015.

Management of the Organization analyzed the accounting standards described above, considering its current operations, and expects that there are no significant impacts in the adoption of these standards.

45)  Subsequent events

No events to disclose.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

46)  Reconciliation of accounting practices adopted in Brazil for institutions authorized to operate by the Brazilian Central Bank (BR GAAP) and IFRS

We explain below the material differences between accounting practices used by the Organization in BR GAAP as compared to IFRSs.

Reconciliation of equity as of January 1, 2009 and December 31, 2009 and net income for the year ended December 31, 2009 in BR GAAP to IFRS:

	Note	R$ thousand
		Equity		Net income
		31/12/2009	01/01/2009	2009
Equity and net income in BR GAAP (excluding non-controlling interests)		41,753,751	34,256,544	8,012,283
Adjustments between BR GAAP and IFRS:
Adjustment to fair value of financial assets in consolidated wholly-owned mutual funds	a	2,124,319	564,533	-
Adjustment to fair value of financial assets – equity investments	b	489,634	110,851	-
Adjustment of impairment of loans and advances	c	403,876	(10,663)	414,539
Reversal of hedge accounting	d	-	-	150,089
Establishment of tax credits on rate differences – social contribution	e	784,055	962,877	(178,822)
Others		(199,253)	(384,241)	127,075
Deferred income and social contribution taxes on adjustments above	f	(1,164,928)	(207,378)	(242,157)
Total adjustments		2,437,703	1,035,979	270,724
Equity and net income attributable to controlling shareholders in IFRS		44,191,454	35,292,523	8,283,007
Participation of non-controlling interest		455,253	240,070	17,836
Total equity and net income in IFRS		44,646,707	35,532,593	8,300,843

a)     Fair value adjustment of financial instruments in consolidated wholly-owned mutual funds

Under BR GAAP, certain financial instruments recorded in wholly-owned mutual funds portfolios, which are consolidated for IFRS purposes (not for BRGAAP), were treated as held to maturity.

Under IFRS, the Organization chose to classify these financial instruments in the available-for-sale category, according to the exemptions allowed in the transition to IFRS 1(R). For the purposes of BR GAAP following Resolution CMN 3,181/04 and SUSEP Circular Letter 379/08, the financial instruments included in the held-to-maturity category may be sold, provided that new securities of the same nature are simultaneously acquired, with maturity longer than or equal to that of the securities sold. Thus, the fair value adjustment relating to these financial instruments is recognized in Equity – “Other Comprehensive Income”, net of tax effects.

b)     Fair value adjustment of financial assets - equity instruments

Under BR GAAP, certain minor investments in companies over which the Organization does not have significant influence were treated as permanent assets using the historical cost of acquisition.

Under IFRS, when the Organization does not have significant influence in the management of the investee, this shareholding will be designated as available-for sale and recorded at fair value on the date of transition to IFRS, including the subsequent changes in fair value recognized in Equity – “Other comprehensive income”, net of tax effects.

c)     Impairment of loans and advances to clients and financial institutions

Under BR GAAP, this is recorded based on the risk analysis of loan operations, in an amount deemed sufficient to cover expected losses, as required by CMN Resolution 2,682/99, which includes certain regulatory parameters.

Under IFRS, the impairment of loans and advances to clients and financial institutions was recorded based on the history of losses and other information about the clients of the organization at the reporting date as described in Note 2 (e) (viii).

d)     Reversal of hedge accounting

Under BR GAAP, certain derivatives were designated as hedge instruments and treated as cash flow hedges with gains or losses recorded, net of tax effects, in a separate account within equity (until the hedged item is recognized in profit or loss), with the non-effective portion of the hedge recorded in the consolidated statement of income.

These financial instruments were not designated as hedge instruments for IFRS purposes, and thus they were not treated as hedges for accounting purposes under IAS 39. Therefore, the amount recorded in equity under BR GAAP is reversed through earnings.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)     Deferred tax assets – social contribution

The provision for income tax is recorded at the rate of 15% of taxable income, plus a 10% surcharge, As of May 1, 2008, the social contribution on net income has been calculated considering a rate of 15% for financial institutions and insurance companies and 9% for other companies (up to April 30, 2008, the rate was 9% for all companies, and the calculation in 2008 was made according to specific rules issued by the tax authorities).

Tax credits deriving from previous periods, resulting from increases in the social contribution rate to 15%, were recorded under BR GAAP up to the limit of the corresponding consolidated tax liabilities.

Under IFRS, deferred tax assets were measured and recognized based on the effective rate at which the Organization expects to realize them, i.e., 15%.

f)     Deferred income tax and social contribution between BR GAAP and IFRS adjustments

Deferred income and social contribution taxes are recorded on the differences between BR GAAP and IFRS, when applicable.

47)      Reconciliation of equity and net income between accounting practices adopted in US GAAP and IFRS

The Organization presents in this note the reconciliation of Equity and Net Income between the amounts calculated in accordance with US GAAP and IFRS as of and for the years ended December 31, 2010 and 2009.

Total equity and net income included in these financial statements prepared under IFRS differ from those included in the statutory accounting records prepared in accordance with BR GAAP.

Financial institutions authorized to operate by the Brazilian Central Bank, which are publicly held companies or which are required under Central Bank regulations to establish an Audit Committee are required to  prepare annually and to make publicly available in up to 90 days as from the year-end  consolidated financial statements prepared in accordance with IFRS as issued by the IASB. As a result of such requirement the Organization has made publicly available its financial statements for the year ended December 31, 2010 in accordance with IFRS. Such financial statements prepared in accordance with IFRS are presented as additional information and do not replace the financial statements prepared in accordance with BR GAAP which continue to be required to be prepared and disclosed and are the financial statements valid for statutory and regulatory purposes. For purposes of the transition to IFRS the Organization considered BR GAAP as being its previous GAAP.

Until December 31, 2010 the Organization has reported its financial statements filed with the United States Securities and Exchange Commission (“SEC”) on  Form 20-F in accordance with US GAAP.

The information presented in this Note is not required by IFRS, but is being presented since the Organization previously reported its financial statements filed with the SEC in accordance with US GAAP.

The following table presents the tabular reconciliation of equity as of December 31, 2010 and 2009 and net income of the year then ended between US GAAP and IFRS:

		R$ thousand
	Note	Equity		Net income
		2010	2009	2010	2009
Equity and net income in US GAAP (excluding non-controlling interests)		52,717,389	45,769,849	9,663,853	9,215,654
Adjustments between US GAAP and IFRS:
Differences in accounting for business combinations before September 1, 2008	a	(1,946,926)	(2,251,452)	304,526	264,761
Differences in criteria for exchange of a wholly owned subsidiary for an interest in Odontoprev S.A.	b	(581,618)	(581,618)	-	(731,650)
Differences in criteria for accounting pension plan reserves and related acquisition costs	c	(1,602,758)	(1,056,109)	(546,649)	278,692
Foreign exchange gains/losses on available-for-sale debt financial instruments	d	-	-	388,874	(833,912)
Differences in criteria for accounting sale leaseback arrangements	e	94,418	144,283	(49,865)	(41,497)
Other (not material either individually or in the aggregate)		219,308	181,278	(2,470)	(48,775)
Deferred income and social contribution taxes on adjustments above	f	2,151,421	1,985,223	181,306	179,734
Total adjustments		(1,666,155)	(1,578,395)	275,722	(932,647)
Equity and net income attributable to controlling shareholders in IFRS		51,051,234	44,191,454	9,939,575	8,283,007
Participation of non-controlling interest		107,331	455,253	112,618	17,836
Equity and net income in IFRS		51,158,565	44,646,707	10,052,193	8,300,843

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

a)     Differences in accounting for business combinations before September 1, 2008

The criteria to account for business combinations are similar between US GAAP and IFRS.

However, as part of the initial adoption of IFRS the Organization has elected not to apply the criteria to account for past business combinations following IFRS 3(R) as permitted by IFRS 1(R). The Organization has applied the exemption to business combinations consummated before September 1, 2008. As a result the criteria established by IFRS 3(R) were not applied to such past business combinations and the accounting under BR GAAP was maintained.

As a result, for business combinations entered into by the Company before September 1, 2008 the following differences exist between IFRS and US GAAP: (a) the consideration transferred through the issuance of equity instruments (i.e. common or preferred shares) were not recorded at fair value but rather at its nominal value, (b) no amounts were  allocated under IFRS to the differences between the historical cost and the fair value of assets, liabilities and contingent liabilities acquired as of the date of acquisition resulting in the assets and liabilities acquired being recorded at its carrying amounts in the accounting records of the acquired entity and subsequently in differences on the amount recognized in profit or loss with respect to such assets and liabilities. As of the transition date all goodwill resulting from business combinations up to September 1, 2008 under BR GAAP was fully amortized and as a result no goodwill is recognized under IFRS for acquisitions before such date. For the business combinations entered into on or after September 1, 2008 by the Organization, no differences exist in the accounting for business combinations between IFRS and US GAAP except for the transaction described in (b) below.

b)     Differences in criteria for exchange of a wholly-owned subsidiary for an interest in Odontoprev

In 2009 the Organization acquired a 43.5% interest of Odontoprev S.A. through the transfer of 100% of our participation in the wholly owned subsidiary Bradesco Dental S.A. to Odontoprev S.A. and it also obtained a right to purchase an additional 7.56% of Odontoprev S.A. Under IFRS, the acquisition of Odontoprev S.A. was recorded as a business combination in accordance with IFRS 3(R) since the existence of potential voting rights give the Organization control of the majority voting rights.  Under IFRS the resulting noncontrolling interest of Odontoprev S.A. was measured following the proportionate interest method. Since the Organization controlled Bradesco Dental S.A. before the transaction and continues to control after the transaction no gain was recognized for the previously held interest in Bradesco Dental S.A.

Under US GAAP as the potential voting rights are not included in the assessment of majority voting rights the 43.5% interest in Odontoprev S.A. obtained was accounted for using the equity method. As a result of the transaction the Organization deconsolidated our previous subsidiary Bradesco Dental S.A and recorded a related gain before taxes of R$ 732 million during the year ended December 31, 2009 relating to the sale of a 56.5% interest in that company. The gain recognized was based on the difference between the carrying amount of the net assets of Bradesco Dental S.A. transferred to Odontoprev S.A. and the fair value of the 43.5% participation in Odontoprev S.A. received.

As a result the following differences exist between IFRS and US GAAP: (a) under IFRS the reduction in parent´s ownership interest of 56.5% in Bradesco Dental S.A. was accounted for as an equity transaction and no gain was recognized in profit or loss resulting in a different basis as compared to US GAAP for the interest acquired in Odontoprev S.A.  and (b) under IFRS all assets, liabilities and contingent liabilities acquired from Odontoprev S.A. were recorded at fair value as of the date of acquisition with the noncontrolling interest measured at its proportionate share of the identifiable net assets resulting subsequently in differences in the amount recognized in profit or loss while under US GAAP the interest held on Odontoprev S.A. was accounted for, as an investee using the equity method.

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c)     Differences in criteria for accounting pension plan reserves and related acquisition costs

Under IFRS, IFRS 4 permits insurance providers to continue with their existing accounting policies provided certain minimum criteria are met. The Organization decided to maintain its accounting policies used under BR GAAP.

Under US GAAP (i) for some pension plans certain reserves existing and recognized under BR GAAP related to liabilities for future policy benefits are not recorded since they do not meet the criteria for recognition under US GAAP and (ii) an additional liability is recognized for contracts with annuitization benefits under US GAAP is recognized following specified measurement criteria over the accumulation phase based on the cumulative assessments charged to the customer through the reporting date while under IFRS such additional liability is recognized immediately once identified (and not over the accumulation phase of the annuity). As a result differences exist between the total reserves for future policy benefits recorded between US GAAP and IFRS.

Under US GAAP certain origination costs related to long-duration contracts were capitalized that do not meet the criteria for capitalization under the accounting practices used under IFRS. As a result differences exist between the total deferred acquisition costs between US GAAP and IFRS.

d)     Foreign exchange gains/losses on available for sale debt financial instruments

Under US GAAP all changes in fair market value associated with foreign exchange gains and losses on available-for-sale debt securities were treated in a manner consistent with the remaining overall change in the instrument´s fair value and therefore recorded within other comprehensive income.

Under IFRS the change in fair value was bifurcated, with the portion associated with foreign exchange gains/losses being recognized in the consolidated statement of income and the changes in fair value recorded in “Other comprehensive income”.

e)     Differences in criteria for accounting sale leaseback arrangements

Under US GAAP the gain on sale-leaseback transactions of certain assets entered into 2002 and 2003 that were accounted as operating leases and in which the Bank retains more than a minor part but less than substantially all of the use of such assets life, was deferred and amortized over the lease term. Only the portion of the gain that exceeds the present value of the minimum lease payments was recognized in the consolidated statement of income immediately on the sale.

Under IFRS the full gain on such sale-leaseback transactions was recognized in the consolidated statement of income. As a result there is a difference in the timing of the recognition of the gain in the consolidated statement of income between US GAAP and IFRS.

f)     Deferred income tax and social contribution between US GAAP and IFRS adjustments

Deferred income and social contribution taxes are recorded on the differences between US GAAP and IFRS, when applicable.

For further information, please contact:

Board of Executive Officers

Luiz Carlos Angelotti

Managing Director and Investor Relations Officer
Phone: (11) 3681-4011

Fax: (11) 3684-4630

4000.diretoria@bradesco.com.br

Market Relations Department
Paulo Faustino da Costa

Phone: (11) 2178-6201

Fax: (11) 2178-6215

Avenida Paulista, 1.450 – 1º andar

CEP 01310-917 – São Paulo-SP

Brazil

www.bradesco.com.br/ir