Form 20-F
period 2012-12-31
BANK BRADESCO
filed 2013-04-30
CIK 1160330

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20‑F

                   ☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

                   ☒                           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Luiz Carlos Angelotti (Managing Officer and Investor Relations Officer)

E‑mail: 4000.luiz@bradesco.com.br

Telephone: +55 11 3684‑4011

Cidade de Deus S/N ‑ Vila Yara, 06029‑900 ‑ Osasco ‑ SP, Brazil

 (Name, telephone, e‑mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, or ADSs (evidenced by American Depositary Receipts, or ADRs), each representing 1 preferred share	New York Stock Exchange
Preferred Shares	New York Stock Exchange*
American Depositary Shares, or ADSs (evidenced by American Depositary Receipts, or ADRs), each representing 1 common share	New York Stock Exchange
Common Shares	New York Stock Exchange*

* Not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the SEC.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2012:

1,909,762,290	Common Shares, without par value
1,907,650,491	Preferred Shares, without par value

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17 ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).

☐ Yes ☒  No

Form 20-F

2 Form 20-F – December 2012

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

All references herein to "real," "reais" or "R$" refer to the Brazilian real, the official currency of Brazil. References herein to "U.S. dollars," "dollar" and "US$" refer to United States dollars, the official currency of the United States of America (“USA”).

Our audited consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010, with the corresponding notes, are included under "Item 18. Financial Statements" of this annual report and were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Until December 31, 2010, our consolidated financial statements were prepared in accordance with the United States generally accepted accounting principles ("U.S. GAAP"). U.S. GAAP differs in certain respects from IFRS.

This is the second time Bradesco files financial statements in accordance with IFRS, as issued by the IASB as part of its Form 20-F. However, for domestic reporting purposes, the adoption date of financial statements under IFRS as issued by the IASB was December 31, 2010. Therefore, the transition date of our financial statements was January 1, 2009. Thus, selected financial data presented in Item 3.A. (including the 2009 financial data) derives from our consolidated financial statements prepared in accordance with IFRS.

For certain purposes, such as reports for Brazilian shareholders, filings with the Brazilian Securities and Exchange Commission ("CVM") and determining dividend and federal income tax payments, we use accounting practices adopted in Brazil for financial institutions authorized to operate by the Brazilian Central Bank (Banco Central do Brasil), or the "Central Bank."

On March 31, 2013, the real/U.S. dollar exchange rate was R$2.0138 per US$1.00 based on the closing selling exchange rate reported by the Central Bank. The selling exchange rate as of December 31, 2012 was R$2.0435 per US$1.00. See "Item 3.A. Selected Financial Data-Exchange Rate Information" for more information regarding the exchange rates applicable to the Brazilian currency since 2007.

As a result of recent fluctuations in the real/U.S. dollar exchange rate, the closing selling commercial exchange rate at March 31, 2013 or at any other date may not be indicative of current or future exchange rates.

Some data related to economic sectors presented in this annual report was obtained from the following sources: Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartão de Crédito e Serviços), or ABECS; Brazilian Association of Leasing Companies (Associação Brasileira de Empresas de Leasing), or ABEL; Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), or ANBIMA; Brazilian Health Insurance Authority (Agência Nacional de Saúde Suplementar), or ANS; Central Bank (Banco Central do Brasil), or BACEN; Brazilian Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES; National Association of Private Pension Plans and Life (Federação Nacional de Previdência Privada e Vida), or FENAPREVI; Getulio Vargas Foundation (Fundação Getulio Vargas), or FGV; and Private Insurance Superintendence (Superintendência de Seguros Privados), or SUSEP. We believe these sources are reliable, but we cannot take responsibility for the accuracy of this data.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

References in this annual report to the “common shares” and “preferred shares” are to our common shares and preferred shares, respectively, and together our "shares." References to “American Depositary Shares” or “ADSs” are to American Depositary Shares, each representing one preferred share. The ADSs are evidenced by American Depositary Receipts, or ADRs, issued pursuant to an Amended and Restated Deposit Agreement, dated as of July 22, 2009, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs evidenced by ADRs issued thereunder (the "Deposit Agreement").

4 Form 20-F – December 2012

Form 20-F

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

Throughout this annual report, we may indicate that certain information is available at different websites operated by us. None of the information on the websites referred to or mentioned in this annual report is part of or is incorporated by reference herein.

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

•      our level of capitalization;

•      cost and availability of funds;

•      higher levels of delinquency by borrowers, credit delinquency and other delinquency events leading to higher impairment of loans and advances;

•      loss of customers or other sources of income;

•      our ability to execute our investment strategies and capital expenditure plans as well as to maintain and improve our operating performance;

•      our revenues from new products and businesses;

•      adverse claims, legal or regulatory disputes or proceedings;

•      inflation, depreciation of the real  and/or interest rate fluctuations, which could adversely affect our margins;

•      competitive conditions in the banking, financial services, credit card, asset management, insurance sectors and related industries;

•      the market value of securities, particularly Brazilian government securities; and

•      changes by the Central Bank and others in laws and regulations, applicable to us and our activities, including, but not limited to, those affecting tax matters.

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

6 Form 20-F – December 2012

Form 20-F

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

We present below our selected financial data prepared in accordance with IFRS as of and for the years ended December 31, 2012, 2011, 2010 and 2009. The data as of and for the years ended in 2012 and 2011 is derived from our consolidated financial statements, which were audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report included in this annual report. The data for the year ended December 31, 2010, is derived from our consolidated financial statements which were audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report included in this annual report. The data as of December 31, 2010 and 2009, and for the year ended December 31, 2009 is derived from our audited consolidated financial statements that are not included herein. For more information regarding the change in our independent auditors, see "Item 16.F. Change in Registrant Certifying Accountant."

The following selected financial data should be read together with the "Presentation of Financial and Other Information" and "Item 5. Operating and Financial Review and Prospects."

Selected Financial Data

Year ended December 31,	US$ in thousands (1)	R$ in thousands
	2012	2012	2011	2010	2009
Data from the Consolidated Statement of Income
Interest and similar income	41,282,012	83,133,716	82,367,272	63,772,183	55,165,229
Interest and similar expenses	(19,684,552)	(39,640,751)	(46,755,986)	(31,000,892)	(27,974,717)
Net interest income	21,597,461	43,492,965	35,611,286	32,771,291	27,190,512
Fee and commission income	6,376,594	12,841,186	10,868,311	9,421,485	7,866,601
Fee and commission expenses	(18,071)	(36,391)	(33,978)	(26,947)	(19,219)
Net fee and commission income	6,358,524	12,804,795	10,834,333	9,394,538	7,847,382
Net gains/(losses) on financial instruments classified as held for trading	1,047,826	2,110,113	(608,270)	2,212,733	5,983,781
Net gains/(losses) on financial assets classified as available for sale	941,491	1,895,974	365,302	754,416	757,255
Net gains/(losses) of foreign currency transactions	(472,433)	(951,385)	2,625,813	(682,961)	(897,638)
Income from insurance and pension plans	701,667	1,413,016	3,076,175	2,577,730	1,778,016
Impairment of loans and advances	(5,715,652)	(11,510,179)	(8,296,151)	(5,756,125)	(10,809,611)
Personnel expenses	(5,788,272)	(11,656,422)	(11,150,970)	(8,794,017)	(7,334,164)
Other administrative expenses	(5,909,417)	(11,900,383)	(11,477,134)	(9,761,445)	(8,138,058)
Depreciation and amortization	(1,260,433)	(2,538,260)	(2,120,335)	(1,966,433)	(1,516,529)
Other operating income/(expenses)	(4,235,110)	(8,528,664)	(4,858,702)	(6,002,663)	(3,024,640)
Income before income taxes and equity in the earnings of associates	7,265,653	14,631,570	14,001,347	14,747,064	11,836,306
Equity in the earnings of associates	432,348	870,662	682,122	577,053	728,867
Income before income taxes	7,698,001	15,502,232	14,683,469	15,324,117	12,565,173
Income and social contribution taxes	(2,061,048)	(4,150,538)	(3,594,027)	(5,271,924)	(4,264,330)
Net income for the year	5,636,952	11,351,694	11,089,442	10,052,193	8,300,843
Attributable to shareholders
Controlling	5,607,096	11,291,570	10,958,054	9,939,575	8,283,007
Non-controlling interest	29,857	60,124	131,388	112,618	17,836

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais  at an exchange rate of R$2.0138 per US$1.00, the Central Bank exchange rate on March 31, 2013. Such translations should not be construed as a representation that the Brazilian real  amounts presented were or could be converted into U.S. dollars at that rate.

Bradesco 7

Form 20-F

Year ended December 31,	R$, except for number of shares
	2012	2011	2010	2009
Data on Earnings and Dividends per Share (1)
Earnings per share (2) (3) (4)
Common	2.83	2.74	2.52	2.12
Preferred	3.12	3.01	2.77	2.34
Dividends/interest on equity per share (2)
Common	0.97	0.93	0.85	0.73
Preferred	1.07	1.03	0.94	0.80
Weighted average number of outstanding shares
Common	1,909,848,315	1,908,948,826	1,880,830,018	1,856,653,104
Preferred	1,907,702,283	1,906,821,919	1,881,367,208	1,856,685,513

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

Year ended December 31,	In US$
	2012	2011	2010	2009
Dividends/interest on equity per share (1)
Common	0.47	0.50	0.51	0.42
Preferred	0.52	0.55	0.56	0.46
(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at the exchange rate disclosed by the Central Bank at the end of each fiscal year.

8 Form 20-F – December 2012

Form 20-F

As of December 31,	US$ in thousands (1)	R$ in thousands
	2012	2012	2011	2010	2009
Data from the Consolidated Statement of Financial Position
Assets
Cash and balances with banks	29,790,832	59,992,777	93,777,577	80,960,127	24,850,091
Financial assets held for trading	55,536,581	111,839,567	96,597,077	75,234,191	54,480,534
Financial assets available for sale	40,500,967	81,560,848	45,248,398	40,179,144	44,046,416
Investments held to maturity	1,845,105	3,715,673	4,110,987	3,394,307	3,882,979
Assets pledged as collateral	52,702,999	106,133,299	97,122,080	79,700,612	60,072,653
Loans and advances to banks	46,092,578	92,821,233	72,663,890	64,715,412	82,721,843
Loans and advances to customers, net of impairment	133,902,288	269,652,428	245,874,949	210,280,182	174,240,350
Non-current assets held for sale	264,705	533,062	445,351	412,142	455,874
Investments in associated companies	1,368,059	2,754,998	2,390,466	2,298,200	1,431,157
Property and equipment	2,250,648	4,532,355	4,267,218	3,669,281	3,404,541
Intangible assets and goodwill	3,851,259	7,755,665	7,216,697	5,412,088	4,721,558
Taxes to be offset	2,655,027	5,346,693	4,572,927	1,590,297	2,122,244
Deferred income tax assets	8,930,161	17,983,558	17,093,388	12,733,792	12,526,420
Other assets	18,156,988	36,564,543	30,705,887	22,374,249	20,727,291
Total assets	397,848,197	801,186,699	722,086,892	602,954,024	489,683,951
Liabilities
Deposits from banks	109,656,514	220,826,288	204,290,176	171,920,917	120,067,970
Deposits from customers	104,663,477	210,771,310	216,320,938	192,475,948	169,946,116
Financial liabilities held for trading	2,011,114	4,049,982	747,210	732,967	532,422
Funds from securities issued	25,599,411	51,552,093	41,630,969	17,809,765	7,682,798
Subordinated debt	17,306,443	34,851,714	26,910,091	26,314,946	23,103,977
Insurance technical provisions and pension plans	58,977,416	118,768,720	99,112,321	83,493,046	72,596,897
Other provisions	10,451,481	21,047,193	17,926,450	13,327,866	10,852,483
Current income tax liabilities	1,665,572	3,354,128	2,758,978	1,923,372	1,245,832
Deferred income tax liabilities	1,535,240	3,091,667	2,246,508	1,980,544	1,151,927
Other liabilities	30,552,793	61,527,214	50,761,157	41,816,088	37,856,822
Total liabilities	362,419,460	729,840,309	662,704,798	551,795,459	445,037,244
Equity
Share capital	14,946,867	30,100,000	30,100,000	28,500,000	26,500,000
Treasury shares	(97,974)	(197,301)	(183,109)	(10,049)	(188,874)
Capital reserves	17,863	35,973	35,973	87,146	87,146
Revenue reserves	16,977,546	34,189,383	26,732,531	19,481,986	15,022,670
Additional paid-in capital	35,006	70,496	70,496	70,496	150,032
Other comprehensive income	3,176,450	6,396,736	1,751,059	2,219,272	1,835,659
Retained earnings	269,352	542,422	632,096	702,383	784,821
Equity attributable to controlling shareholders	35,325,111	71,137,709	59,139,046	51,051,234	44,191,454
Non-controlling interest	103,625	208,681	243,048	107,331	455,253
Total equity	35,428,737	71,346,390	59,382,094	51,158,565	44,646,707
Total liabilities and equity	397,848,197	801,186,699	722,086,892	602,954,024	489,683,951

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais  at an exchange rate of R$2.0138 per US$ 1.00, the Central Bank exchange rate on March 31, 2013. Such translations should not be construed as a representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

Bradesco 9

Form 20-F

Exchange Rate Information

In the past years, the exchange rate between the real and the U.S. dollar has experienced significant variation. From 2007 to mid-2008, the real appreciated against the U.S. dollar. In the second half of 2008, the real  depreciated against the U.S. dollar, from R$1.5919 per US$1.00 on June 30, 2008 to R$2.3370 per US$1.00 on December 31, 2008, mainly due to the global economic crisis that began in mid-2008. In 2009, the real  began to appreciate against the U.S. dollar, from R$2.3370 per US$1.00 on December 31, 2008 to R$1.7412 as of December 31, 2009. In 2010, the real  continued to appreciate against the U.S. dollar and reached R$1.6662 on December 31, 2010. In 2011, the Brazilian real depreciated 12.6% against the U.S. dollar, reaching R$1.8758 on December 31, 2011. In 2012, the Brazilian real depreciated 8.9% against the U.S. dollar, reaching R$2.0435 on December 31, 2012. On March 31, 2013 the exchange rate was R$2.0138 per US$1.00. Under the current floating exchange-rate system, the real  may be subject to fluctuations and depreciation or appreciation against the U.S. dollar and other currencies.

The following table sets forth the period‑end, average and high and low selling rates reported by the Central Bank at closing, expressed in reais  per US$1.00 for the periods and dates indicated:

Closing Selling Rate for U.S. dollars – R$ per US$1.00
Period	Period-End	Average (1)	Maximum (1)	Minimum (1)
2007	1.7713	1.9460	2.1380	1.7440
2008	2.3370	1.8287	2.3370	1.5666
2009	1.7412	2.0171	2.3784	1.7412
2010	1.6662	1.7575	1.8748	1.6662
2011	1.8758	1.6705	1.8758	1.5563
2012	2.0435	1.9524	2.1074	1.7092
November	2.1074	1.9448	2.1074	1.7092
December	2.0435	1.9524	2.1074	1.7092
2013
January	1.9883	2.0159	2.0435	1.9883
February	1.9754	2.0024	2.0435	1.9754
March	2.0138	2.0053	2.0435	1.9754
April (until April 16, 2013)	1.9903	2.0023	2.0435	1.9754
(1) Average, maximum and minimum of the month end rates from December of the previous period.
Source: Central Bank.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Macroeconomic risks

Our business and results of operations are materially affected by conditions in the global financial markets.

There has been extreme volatility in the global capital and credit markets since 2008. This volatility has resulted in reduced liquidity and increased credit risk premiums for many market participants, in addition to a reduction in the availability and/or increased costs of financing, both for financial institutions and their customers. Increasing or high interest rates and/or widening credit spreads have created a less favorable environment for most of our businesses and may impair the ability of some of our clients to repay debt that they owe to us, and reduce our flexibility in planning for, or reacting to, changes in their operations and the financial industry overall. Accordingly, even though the Brazilian and global economies started to recover since the first half of 2009, our results of operations are likely to continue to be affected by conditions in the global financial markets as long as they remain volatile and subject to disruption and uncertainty.

10 Form 20-F – December 2012

Form 20-F

Since 2008, the continuation of the economic crisis in Europe, particularly in Greece, Spain, Italy, Ireland and Portugal, has continued to reduce investor confidence globally, as has the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor's on August 6, 2011. These ongoing events could negatively affect our ability and the ability of other Brazilian financial institutions to obtain financing in the global capital markets, as well as weakening the recovery and growth of the Brazilian and/or foreign economies and cause volatility in the Brazilian capital markets. The bank does not have exposure to sovereign debt issued by the countries known as "PIIGS": Portugal, Ireland, Italy, Greece, and Spain.

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

In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current or future Brazilian economic situation or how Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

Our operations, financial condition and the market price of our shares, ADSs and common share ADSs may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

•      exchange rate fluctuations;

•      base interest rate fluctuations;

•      domestic economic growth;

•      political, social or economic instability;

•      monetary policies;

•      tax policy and changes in tax regimes;

•      exchange controls policies;

•      liquidity of domestic financial, capital and credit markets;

•      our customers' capacity to meet their other obligations with us;

•      decreases in wage and income levels;

•      increases in unemployment rates;

•      macroprudential measures;

•      inflation; and

•      other political, diplomatic, social and economic developments within and outside of Brazil that affect the country.

2012 was marked by a slower than expected economic recovery in Brazil, despite the number of government stimuli in place since 2011. This was largely influenced by the global financial markets crisis, which had a substantial impact on industrial production and business confidence. Furthermore, exceptional factors, such as the drought in the South and Northeast of Brazil in early 2012, affected the agricultural output in those regions and negatively impacted GDP growth in 2012. However, the adoption of new fiscal incentives, the continuing reduction in interest rates and currency depreciation provided for a gradual improvement in the domestic economy in the second half of 2012.

Bradesco 11

Form 20-F

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Our business is impacted by fluctuations in the value of the real. Since October 2002, and more intensively since June 2004, the real  has gained value against the dollar, with rare moments of depreciation (reaching R$1.5593 per US$1.00 on August 1, 2008). In 2009, the real  remained to the trajectory of appreciation against the U.S. dollar (reaching R$1.7412/US$1.00 at the end of the year). In 2010, the real  continued to appreciate against the U.S. dollar to reach R$1.6662/US$1.00 at the end of the year. In 2011, the exchange rate continued to fall until the middle of the year, reaching a nominal level of R$1.5345 per U.S. dollar on July 26, 2011. Since then, due to the deterioration of global economic conditions and the decision of the Central Bank Committee on Monetary Policy, or “COPOM”, in August (in which the previous cycle of monetary tightening was reversed) the real began to depreciate and ended 2011 at R$1.8758 per U.S. dollar. In 2012, reflecting persisting risk aversion in the international markets and the continuing reduction in interest rates in Brazil throughout the first half of 2012, the real maintained a weakening trend, reaching R$2.0904 per U.S. dollar on June 28, 2012. The exchange rate remained fairly stable during the remainder of the year, ending 2012 at R$2.0435 per U.S. dollar.

As of December 31, 2012, the net balance of our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 2.6% of our total assets. When the Brazilian currency is devalued or if it depreciates, we incur losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar denominated long term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. Therefore, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our shares, ADSs and common shares ADSs, even if the value of the liabilities has not changed in their original currency. In addition, our lending operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

Conversely, when the Brazilian currency appreciates, we incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and experience decreases in our liabilities denominated in, or indexed to, foreign currencies, as the liabilities and assets are translated into reais. Therefore, if our monetary assets denominated in, or indexed to, foreign currencies  significantly exceed our liabilities denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large appreciation of the Brazilian currency could materially and adversely affect our financial results even if the value of the monetary assets has not changed in their original currency.

If Brazil experiences substantial inflation in the future, our revenues and our ability to access foreign financial markets may be reduced.

Brazil has, in the past, experienced extremely high rates of inflation. Brazil’s rates of inflation, as measured by the General Price Index – Domestic Availability or “IGP-DI” (Índice Geral de Preços Disponibilidade Interna), reached 11.3%, 5.0% and 8.1% in 2010, 2011 and 2012, respectively. Inflation and governmental measures to combat inflation, which have in the past had significant negative effects on the Brazilian economy and contributed to increased economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets, may have an adverse effect on us.

The memory of and potential for inflation is still present, despite the monetary stability achieved in the mid-1990s which intensified after 1999 with the adoption of an inflation targeting norms. There are still concerns that inflation levels might rise again in the future. This current system is a monetary regime which the Central Bank operates in order to assure that the effective rate of inflation keeps in line with a predetermined target, previously announced to the public.

Government measures to combat inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. Increases in the base interest rate set by the COPOM (SELIC) may have an adverse effect on us by reducing demand for our credit, and increasing our cost of funds, domestic debt expense and the risk of customer default. Decreases in the SELIC rate may also have an adverse effect on us by decreasing the interest income we earn on our interest-earning assets and lowering our revenues and margins.

Future Brazilian government actions, including the imposition of taxes, intervention in the foreign exchange market and actions to adjust or fix the value of the real, as well as any GDP growth beyond expected levels may trigger increases in inflation. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial markets and may lead to counter-inflationary policies that may have an adverse effect on our business, financial condition, results of operations and the market value of our shares, ADSs and common share ADSs.

12 Form 20-F – December 2012

Form 20-F

Changes in base interest rates by the COPOM may materially adversely affect our margins and results of operations.

The COPOM establishes the base interest rates for the Brazilian banking system (SELIC). The base interest rate was 10.75%, 11.0% and 7.25% per annum as of December 31, 2010, 2011 and 2012, respectively. Changes in the base interest rate may adversely affect our results of operations because:

•      high base interest rates increase our domestic debt expense and may increase the likelihood of customer defaults; and

•      low base interest rates may diminish our interest income.

The COPOM adjusts the SELIC rate in order to manage aspects of the Brazilian economy, including the protection of reserves and capital flows. We have no control over the SELIC rate set by the COPOM or how often such rate is adjusted.

Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares, ADRs and common share ADRs (“American Depositary Receipts”).

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours, which could adversely affect the market price of our shares, ADRs and common share ADRs.

The recent global financial crisis has had significant consequences worldwide, including Brazil, such as capital markets volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy, volatile exchange rates and inflationary pressure, among others, which had, and may continue to have in the future, directly or indirectly, an adverse effect on our business, financial condition, results of operations, the market price of securities of Brazilian issuers, including ours, and our ability to finance our operations.

Risks relating to Bradesco and the Brazilian banking industry

We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

Our loans and advances portfolio has grown substantially since 2004, primarily as a result of the expansion of the Brazilian economy. Any corresponding increase in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not become due within a short period of time after their origination. Levels of past due loans are higher among our individual clients than our corporate clients. From 2010 to 2012, our portfolio of loans and advances to customers increased by 28.4% and our level of impairment of loans and advances increased by 30.5%, basically driven by increases in the number of individual clients.

Beginning in mid-2008, weakening economic conditions in Brazil particularly impacted our individual clients as unemployment rates in Brazil began to rise. This led, consequently, to increases in our delinquency ratios. This trend worsened in 2009. In 2010, as a result of the improvement in Brazilian economic conditions, we experienced a decrease in our delinquency ratios, which led to a slight decrease in our impairment. In 2011, delinquency ratios showed a slight increase compared to 2010. This increase continued during 2012 mostly for operations with individuals and SMEs (small and medium enterprises). In 2012, our impairment of loans and advances increased 13.5% compared to 2011,  while our portfolio of loans and advances to customers grew by 9.9% over that same period.

Bradesco 13

Form 20-F

Rapid loan growth may also reduce our ratio of non-performing loans to total loans until growth slows or the portfolio becomes more seasoned. Adverse economic conditions and a slower growth rate for our loans and advances to customers may result in increases in our impairment of loans and advances, charge-offs and our ratio of non-performing loans and advances to total loans and advances, which may have an adverse effect on our business, financial condition and results of operations.

Adverse conditions in the credit and capital markets may adversely affect our ability to access funding in a cost effective and/or timely manner.

Recent volatility and uncertainties in the credit and capital markets have generally decreased liquidity, with increased costs of funding for financial institutions and corporations. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy. If we are forced to delay raising capital or pay unattractive interest rates in order to obtain capital, our financial condition and results of operations may be adversely affected.

The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our principal areas of operation from other large Brazilian and international banks and insurance companies, public and private.

Competition has increased as a result of recent consolidations among financial institutions in Brazil and as a result of regulations by the National Monetary Committee (Conselho Monetário Nacional), or “CMN”, that facilitate customers' ability to switch business between banks. The increased competition may materially and adversely affect us by, among other things, limiting  our ability to retain our existing consumer base, increase our customer base and expand our operations, reducing our profit margins on banking and other services and products we offer, and limiting investment opportunities.

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

The value of certain of our investments in financial assets may decline significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2012, investments in financial assets represented 24.1% of our assets, and realized investment gains and losses have had and will continue to have a significant impact on the results of our operations. The amounts of such gains and losses, which we record when investments in financial assets are sold, or in certain limited circumstances where they are marked to market or recognized at fair value, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the fair value of the financial assets, which in turn may vary considerably, and our investment policies. We cannot predict the amount of realized gain or loss for any future period, and our management believes that variations from period to period have no practical analytical value. Furthermore, any gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation now existing in our consolidated investment portfolio or any portion thereof.

14 Form 20-F – December 2012

Form 20-F

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

Bradesco 15

Form 20-F

A majority of our common shares are held by one shareholder, whose interests may conflict with our other investors’ interests.

As of December 31, 2012, Fundação Bradesco directly and indirectly held 56.5% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s by-laws, members of our Diretoria Executiva, or of our Board of Executive Officers, and departmental officers that have been working at the Organization for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The Board of Trustees has no other members. Decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions could be made by Fundação Bradesco which may be contrary to the interests of holders of common shares, and which may have a negative impact on the interests of holders of common shares. For more information on our shareholders, see “Item 7.A. Major Shareholders.”

Changes in regulations regarding reserve and compulsory deposit requirements and taxes may reduce operating margins.

The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank.

In May 2012 the Central Bank changed the rules related to the reserve requirement amounts, enabling the deduction of the balance of loan operations for financing and leasing of automobiles and light commercial vehicles from the amount of compulsory deposits to be reserved, as a way to encourage the granting of financing for acquisition of these assets. In June, September and November 2012, the rules related to the payment of reserve requirement were further amended, aiming at adjusting the criterion for defining the amount subject to reserve requirement and additional liabilities, as well as for remunerating the reserve account and the criteria which determine the eligibility of institutions that may deduct amounts subject to the reserve requirement.

In December 2012 the Central Bank established the possibility of deducting demand amounts subject to the reserve requirement in certain specified circumstances, as a way to encourage banks to grant credit for the acquisition of certain assets.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•      a portion of our compulsory deposits do not bear interest;

•      a portion of our compulsory deposits must be held in Brazilian government securities; and

•      a portion of our compulsory deposits must finance a federal housing program, the Brazilian rural sector, low income customers and small enterprises under a program referred to as a "microcredit program."

As of December 31, 2012, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$47.9 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us. For more information on compulsory deposits, see "Item 4.B. Business Overview-Deposit-taking activities."

Changes in taxes and other fiscal assessments may adversely affect us.

The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing portfolio of loans and advances.

16 Form 20-F – December 2012

Form 20-F

The Brazilian Constitution used to establish a ceiling on loan interest rates, including bank loan interest rates, and the impact of the subsequent legislation regulating the subject is uncertain.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12% per annum ceiling on bank loan interest rates. However, since the enactment of the Constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the Brazilian Supreme Court in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts were made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (“EC 40/03”) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian constitution. This amendment allows the Brazilian Financial System, to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of the new Civil Code (or Law No. 10,406/02), as amended, unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been related to the base rate charged by the National Treasury. Currently, this base interest rate is the SELIC rate, the base interest rate established by the COPOM, which was in March 2013, 7.25% per annum. However, there is presently some uncertainty as to whether the base interest rate would be the SELIC rate or the 12% per annum interest rate established in the Brazilian Tax Code should apply.

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

The results of our operations significantly depend upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as: assumptions for investment returns, mortality and morbidity, expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, including due to factors beyond our control such as natural disasters (floods, explosions and fires) and man-made disasters (riots, gang or terrorist attacks) or changes in mortality and morbidity rates as a result of advances in medical technology and longevity, among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our cash flow.

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

Bradesco 17

Form 20-F

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

Although we have high profile information security controls, and continue to invest in the infrastructure, operations and crisis management in place, our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly for a limited period of time or become temporarily disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as: electrical or telecommunications outages; breakdowns, systems failures or other events affecting third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services; events arising from local and larger-scale political or social matters and cyber attacks.

Cyber attacks and temporary interruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, could result in customer attrition, regulatory fines, penalties or intervention, reimbursement or other compensation costs.

Risks relating to our shares, ADSs and common shares ADSs

The preferred shares and ADSs generally do not give their holders voting rights.

Under Brazilian corporate law (Brazilian Law No. 6,404/76, as amended by Law No. 9,457/97 and Brazilian Law No. 10,303/01, which we refer to collectively as "Brazilian Corporate Law") and our Bylaws, holders of our preferred shares, and therefore of our ADSs, representing our preferred shares, are not entitled to vote at our shareholders' meetings, except in limited circumstances (see “Item 10.B. Articles of Association and Articles of Incorporation – Organization – Voting Rights,” for further information on voting rights). This means, among other things, that holders of ADSs are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies.

In addition, with respect to common share voting rights and the limited circumstances where preferred shareholders are able to vote, ADS and common share ADS holders may exercise voting rights with respect to our shares represented by ADSs and common share ADSs only in accordance with the provisions of the Deposit Agreements relating to the ADSs and common share ADSs. Although there are no provisions in Brazilian law or in our Bylaws that limit preferred or common share ADS holders' ability to exercise their voting rights through the depositary bank with respect to the underlying shares, there are practical limits to the ability of preferred or common share ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with such holders. For example, our shareholders will either be notified directly or through notification published in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS and common share ADS holders, on the other hand, will not receive notice directly from us. Instead, in accordance with the Deposit Agreements, we will send notice to the depositary bank, which will, in turn, as soon as possible, mail the notice of such a meeting to holders of ADSs and common share ADSs with a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS and common share ADS holders must then instruct the depositary bank how to vote the shares represented by their ADSs or common share ADSs. Because of this extra procedural step involving the depositary bank, the process for exercising voting rights will take longer for ADS and common share ADS holders than for holders of our shares. ADSs and common share ADSs for which the depositary bank does not receive voting instructions in good time will not be able to vote at a meeting.

18 Form 20-F – December 2012

Form 20-F

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit its ability to sell shares underlying the ADSs and common share ADSs at the price and time you desire.

Investing in securities that trade in emerging markets such as Brazil often involves greater risk than investing in securities of issuers in more developed countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw our shares underlying the ADSs or common share ADSs from the depositary bank at any time, your ability to sell our shares underlying the ADSs or common share ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization accounted for 52.2% of the aggregate market capitalization of the BM&FBOVESPA in March 2013.

Our shares, ADSs and common share ADSs are not entitled to a fixed or minimum dividend.

Holders of our shares, ADSs and common share ADSs are not entitled to a fixed or minimum dividend. Pursuant to our Bylaws, our preferred shares are entitled to dividends 10% higher than those of our common shares. Although under our current Bylaws we are obligated to pay our shareholders at least 30% of our annual adjusted net income, the shareholders attending our annual general shareholders’ meeting may decide to suspend this mandatory distribution of dividends if the Board of Directors advises that payment of the dividend is not compatible with our financial condition. Neither our Bylaws nor Brazilian law specifies the circumstances in which a distribution would not be compatible with our financial condition, and our controlling shareholders have never suspended the mandatory distribution of dividends. However, general Brazilian practice is that a company need not pay dividends if such payment would endanger the existence of the company or harm its normal course of operations.

On March 1, 2013 CMN Resolution No. 4,193 was issued in an effort to further implement the Basel III Accord in Brazil. Pursuant to such rules, a restriction of dividend and interest payments on equity may be imposed by the Central Bank in the event the additional capital requirements determined by the Central Bank are not complied with, in accordance with "Item 5.B. Liquidity and Capital Resources - Capital adequacy and leverage.”

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

Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, in Brazil, self‑dealing and the preservation of shareholder interests may be less heavily regulated and regulations may not be as strictly enforced in Brazil as in the United States, which could potentially disadvantage you as a holder of our shares underlying ADSs or common share ADSs. For example, compared to Delaware general corporation law, Brazilian Corporate Law and practice have less detailed and well‑established rules and judicial precedents relating to review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Delaware companies must hold 5.0% of the outstanding share capital of a corporation to have valid standing to bring shareholder derivative suits, while shareholders in Brazilian companies do not normally have valid standing to bring a class action.

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

Bradesco 19

Form 20-F

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

Payments on the ADSs or common share ADSs may be subject to U.S. withholding under FATCA

In order to receive payments free of U.S. withholding tax under Sections 1,471 through 1,474 of the US Internal Revenue Code (commonly referred to as “FATCA”), we and financial institutions through which payments on the ADSs or common share ADSs are made may be required to withhold at a rate of up to 30% on all, or a portion of, payments in respect of the ADSs or common share ADSs made after December 31, 2016.

We may enter into an agreement with the U.S. Internal Revenue Service to provide certain information about investors. Under such an agreement, withholding may be triggered if: (a) an investor does not provide information sufficient for the relevant party to determine whether the investor is a U.S. person or should otherwise be treated as holding a ‘‘United States Account’’ of our company, (b) an investor does not consent, where necessary, to have its information disclosed to the U.S. Internal Revenue Service or (c) any investor or person through which payment on the ADSs or common share ADSs is made is not able to receive payments free of withholding under FATCA.

If an amount in respect of FATCA were to be deducted or withheld from interest, principal or other payments on or with respect to the ADSs or common share ADSs, we would have no obligation to pay such amount or otherwise indemnify a shareholder for any such withholding or deduction by us, a paying agent or any other party as a result of the deduction or withholding of such amount. As a result, if FATCA withholding is imposed on these payments, investors may receive less interest or principal than expected.

An investor that is a "foreign financial institution" (as defined under the FATCA rules) but that is withheld upon generally will be able to obtain a refund only to the extent an applicable income tax treaty with the United States entitles the investor to a reduced rate of tax on the payment that was subject to withholding under FATCA, provided the required information is furnished in a timely manner to the U.S. Internal Revenue Service.

The United States is in the process of negotiating intergovernmental agreements to implement FATCA with a number of jurisdictions. Different rules than those described above may apply if our company or an investor is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA.

Investors should consult their own advisers about the application of FATCA, in particular if they may be classified as financial institutions under the FATCA rules.

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

20 Form 20-F – December 2012

Form 20-F

If you exchange your ADSs or common share ADSs for their underlying shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Brazilian law requires that parties obtain registration with the Central Bank in order to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the shares must obtain the necessary registration with the Central Bank for payment of dividends or other cash distributions relating to the shares or after disposition of the shares. If you exchange your ADSs or common share ADSs for the underlying shares, however, you may only rely on the custodian's certificate for five business days from the date of exchange. Thereafter, you must obtain your own registration in accordance with the rules of the Central Bank and the CVM, in order to obtain and remit U.S. dollars abroad after the disposition of the shares or the receipt of distributions relating to the shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the shares. For more information, see "Item 10.D. Exchange Controls."

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

We are currently one of the largest banks in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid‑sized and small companies and major local and international corporations and institutions. We have the most extensive private‑sector branch and service network in Brazil, allowing us to reach a diverse customer base. Our products and services encompass banking operations such as loans and advances and deposit‑taking, credit card issuance, purchasing consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

According to information published in December 2012 by SUSEP and by ANS, we are the largest insurance, pension plan and capitalization bond group in Brazil on a consolidated basis in terms of insurance premiums, pension plan contributions and income from capitalization bonds. Título de capitalização, or "capitalization bond," refers to a type of savings account combined with periodic cash-prize draws.

In 2012, some of our subsidiaries ranked among the largest companies in Brazil in their respective markets, according to the sources cited in parentheses below, including:

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

Bradesco 21

Form 20-F

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

•      Bradesco Administradora de Consórcios Ltda. ("Bradesco Consórcios"), market leader in the segments of real estate, automobiles, trucks and tractors, with 736,202 outstanding purchasing consortium quotas (Central Bank); and

•      BRAM – Bradesco Asset Management, one of the leaders in the asset management sector, with R$287.4 billion in managed assets (ANBIMA).

We are also one of the leaders among financial institutions in underwriting debt securities, according to information published by ANBIMA.

As of December 31, 2012, we had, on a consolidated basis:

•   R$801.2 billion in total assets;

•   R$289.7 billion in total loans and advances;

•   R$211.9 billion in total deposits;

•   R$71.3 billion in equity, including non-controlling interest;

•   R$118.8 billion in technical reserves for our insurance and pension plan business;

•   R$37.3 billion in foreign trading financing;

•   37.3 million insurance policyholders;

•   25.7 million checking account holders;

•   48.6 million savings accounts;

•   3.5 million capitalization bonds holders;

•   2.3 million pension plan holders;

•   1,332 Brazilian and multinational corporations with affiliated companies in Brazil as ”Corporate” customers;

•   an average of 20.3 million daily transactions, including 2.1 million in our 4,686 branches and 18.2 million through self-service outlets, mainly Automatic Teller Machines, or ATMs, the Internet, telephone and mobile services (Fone Fácil and Bradesco Celular);

•      a nationwide network consisting of 4,686 branches and 5,237 special points of banking services located on the premises of selected corporate customers, 34,859 ATMs, and 12,975 shared ATMs under the Banco24Horas brand for cash withdrawals, obtaining statements and account balance information, loans, payments and transfers between accounts; and

•   a total of 3 branches and 10 subsidiaries located in New York, London, the Cayman Islands, Tokyo, Buenos Aires, Luxembourg, Hong Kong and Mexico.

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

We are a business corporation organized under the laws of Brazil. Our headquarters are in Cidade de Deus, Vila Yara, 06029 900, Osasco, SP, Brazil, and its telephone number is (55-11) 3684-4011. Our New York Branch is located at 450 Park Avenue, 32nd floor, New York 10022-2605.

22 Form 20-F – December 2012

Form 20-F

2011 and 2010 acquisitions

In May 2011, Bradesco  acquired 96.99% of the common shares and 95.21% of the preferred shares, corresponding to 96.23% of the capital stock of Banco do Estado do Rio de Janeiro S.A. (“BERJ”) from the Government of the State of Rio de Janeiro. As part of the acquisition, Bradesco  also acquired the right to provide services to the Government of the State of Rio de Janeiro including: (i) its payroll, (ii) its supplier payroll, (iii) the collection of state taxes,  among others, in the period from January 2012 to December 2014. This transaction expanded Bradesco’s presence in the State of Rio de Janeiro. A Special shareholders' meeting  held in November 2011 voted to alter the name of Banco do Estado do Rio de Janeiro S.A – BERJ to Banco BERJ S.A. Bradesco's process of assuming control of BERJ was ratified by the Central Bank in November 2011. In May 2012 Bradesco acquired common and preferred shares issued by BERJ, held by its non-controlling shareholders, by way of a Unified Tender Offer (Unified OPA).

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

Other strategic alliances

In 2012, Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários (BRAM) continued to develop its internationalization strategy with the launch of new funds intended for foreign investors. The company introduced a short-term fixed income fund in April 2012 and a Latin-American equities fund in December 2012. These new funds are now part of the family of investment funds called "Bradesco Global Funds," which was launched by Bradesco in September 2009. These funds are domiciled in Luxemburg and are marketed exclusively to foreign investors. Bradesco Global Funds is an umbrella structure that provides investors with a series of investment funds, each with different investment objectives.

In April 2011, we launched “Elo" in partnership with Banco do Brasil and Caixa Econômica Federal, a new Brazilian card flag that gives customers more choice and strengthens the Bank's portfolio. Accordingly, Elo Participações, a company incorporated by Bradesco and Banco do Brasil, now comprises certain businesses related to electronic means of payment, which include, as follows: (i) Elo Serviços S.A. (“Elo Serviços”), the owner and manager of the new Elo brand “Elo” of debit, credit and pre-paid cards; (ii) the activities of CBSS, which will be directly or indirectly integrated into Elo Participações (“Elo Participações”); and (iii) our ownership interest in IBI Promotora de Vendas Ltda. (“IBI Promotora”), which was sold to CBSS in September, 2011. Other businesses originally intended, but not yet finalized, are dependent upon the completion of ultimate documents and the compliance with applicable legal and regulatory formalities.

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

Divestments

In November, 2012, we sold 308,676 shares of Serasa S.A (“Serasa”) to Experian Brasil Ltda. ("Experian Brasil"), a Brazilian subsidiary of Experian plc. The transaction generated income before taxes of R$793.3 million.

Bradesco 23

Form 20-F

In September 2010, the Organization announced the sale of its controlling interest in CPM Braxis SA (CPM) to Capgemini SA, reducing its interest in the total capital stock of CPM to 20%. In February 2012, after entry of new shareholders, the Organization's interest fell to 13.59%.

Bradesco Expresso – Correspondent Bank

Bradesco Expresso enables us to expand our share in the correspondent bank segment through partnerships with supermarkets, drugstores, department stores and other retail chains, ensuring presence in all Brazilian cities which are not served by the banking branch network.

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

•      receipt of utility bills, bank charges and taxes; and

•      prepaid mobile top-up.

In 2012, Bradesco Expresso network totaled 43,053 outlets, of which 8,214 were new outlets, with an average of 39.1 million monthly transactions or 1.8 million transactions per business day.

Business strategy

The key elements of our strategy are: (i) to consolidate and expand our position as one of the leading financial institutions and insurance providers in Brazil; (ii) maximize shareholder value; and (iii) maintain high standards of corporate responsibility and sustainability.

We intend to pursue the following strategies to reach these goals:

Consolidate and build upon our service network and brand as one of the leading financial institutions and insurance providers in Brazil, which offers a complete portfolio of products and services to all levels of society.

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

24 Form 20-F – December 2012

Form 20-F

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

The data about these segments was compiled from reports prepared for Management to assess performance and make decisions on allocating funds for investments and other purposes. Management uses various data, including financial data in conformity with the accounting practices adopted in Brazil and non-financial metrics compiled on different bases. Hence the segment data were prepared under accounting practices adopted in Brazil and the consolidated financial statements were compiled under International Financial Reporting Standards ("IFRS") as issued by the IASB. For further information on differences between the results on a consolidated basis and by segments, see "Item 5.A. Operating Results-Results of operations for the year ended December 31, 2012 compared with the year ended December 31, 2011” and "Item 5.A. Operating Results-Results of operations for the year ended December 31, 2011 compared with the year ended December 31, 2010.”

As of December 31, 2012, according to the sources cited in parentheses below, we were:

•      one of the leading banks in terms of savings deposits, with R$69.0 billion, accounting for 13.9% of Brazil's total savings deposits (Central Bank);

•      one of the leaders in BNDES onlending, with R$12.4 billion in disbursements (BNDES);

Bradesco 25

Form 20-F

•      one of the leaders in leasing operations in Brazil, with a leasing portfolio of R$8.0 billion at present value (ABEL);

•      one of Brazil's largest fund and portfolio managers, with R$441.8 billion in total managed assets, of which R$147.7 billion are held by our subsidiary, BEM Distribuidora de Títulos e Valores Mobiliários Ltda., or “BEM DTVM,” specialized in trust, custody and controllership of asset management services (ANBIMA);

•      one of the largest credit card issuers in Brazil, with 93.1 million credit cards issued (Visa, American Express, Elo, MasterCard and private label cards) with sales on credit cards and private label of R$103.5 billion (ABECS);

•      the leader in bank payment processing and collection services in Brazil (Central Bank);

•      the leader in number of active quotas in managed purchaser consortiums for the three segments: real estate, with 196,991 quotas; automobiles, with 500,702 quotas, and trucks and tractors with 38,509 quotas (Central Bank);

•      one of the leaders in automobile financing loans, with a market share of 15.4% (Central Bank);

•      the leading bank in benefit payments from the Social Security Institute (Instituto Nacional do Seguro Social, or INSS), with over 7.4 million "INSS" retirees, beneficiaries and other pensioners, accounting for 24.6% of the total number of INSS beneficiaries (INSS); and

•      Brazil's largest insurance and open pension fund operator with R$44.3 billion in total premiums, pension plan contributions and capitalization bond income (SUSEP and ANS).

Additionally, Bradesco was recognized as one of the world’s strongest banks, according to a survey conducted by Bloomberg News. The Bank ranks 13th among 20 financial institutions in the world, and it is the only bona fide Brazilian institution listed in the ranking. Bradesco was also recognized as the “best company for you to start a career,” in the Retention of Young Talents category of Você S/A magazine, in partnership with Fundação Instituto de Administração – FIA. Bradesco was granted the Award for Excellence 2012 by Euromoney magazine in the Best Bank in LatAm and Best Bank in Brazil categories. The Bank was also granted the Deals of the Year Awards from Latin Finance magazine and the “Best Investor Relations of the Financial Sector” award, promoted by IR magazine, RI magazine and the Brazilian Institute of Investor Relations (IBRI).

Main subsidiaries

The following is a simplified chart of our principal subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2012 (all of which are consolidated in our financial statements in "Item 18. Financial Statements"). With the exception of Banco Bradesco Argentina, which was incorporated in Argentina, all of these principal subsidiaries were incorporated in Brazil. For more information regarding the consolidation of our principal subsidiaries, see Note 2a to our consolidated financial statements in "Item 18. Financial Statements."

26 Form 20-F – December 2012

Form 20-F

Banco Bradesco S.A.
99.95%
Banco Alvorada S.A.
Banks
100.00%
Bradesplan Participações Ltda.
Holding
100.00%
União Participações Ltda.
Holding
100.00%
Banco Bradesco Cartões S.A.
Cards
100.00%
Banco Bradescard S.A.
Cards
98.35%
Banco Bradesco BBI S.A.
Banks
100.00%
Bradesco S.A. Corretora de TVM
Securities Brokerage
100.00%
BRAM – Bradesco Asset Management S.A. DTVM
Asset Management
100.00%
Ágora Corretora de Títulos e Valores
Securities Brokerage
100.00%
Banco Bradesco Financiamentos S.A.
Banks
100.00%
Bradseg Participações S.A.
Holding
100.00%
Bradesco Seguros S.A.
Insurance
100.00%
Bradesco Vida e Previdência S.A.
Pension Plans and Life Insurance
100.00%
Bradesco Capitalização S.A.
Capitalization bonds
99.99%
Bradesco SegPrev Investimentos Ltda.
Holding
100.00%
Bradesco Saúde S.A.
Insurance
100.00%
Bradesco Auto/RE Cia. de Seguros
Insurance
99.99%
Banco Bradesco Argentina S.A.
Banks
100.00%
Bradesco Leasing S.A. Arrendamento Mercantil
Leasing
100.00%
Banco Bankpar S.A.
Banks
100.00%
Tempo Serviços Ltda.
Services

Bradesco 27

Form 20-F

Revenues per business segment

The following table summarizes our main gross revenues by segment for the periods indicated.

Years Ended December 31,	R$ in thousands
	2012	2011	2010
Banking
Loans and advances (1)	54,433,883	52,890,045	43,574,580
Fees and commissions	13,885,450	11,989,868	10,450,714
Insurance and pension plans
Premiums retained from insurance and pension plans	40,176,745	34,315,543	27,994,116
(1) Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.

For further details of our segments, see "Item 5.A. Operating  Results" and Note 5  of our consolidated financial statements in "Item 18. Financial Statements."

We do not break down our revenues by geographic regions within Brazil, and less than 10.0% of our revenues come from international operations. For more information on our international operations, see "International banking services."

28 Form 20-F – December 2012

Form 20-F

Banking

We have a diverse customer base that includes individuals and small, midsized and large companies in Brazil. Historically, we have cultivated a stronger presence among the broadest segment of the Brazilian market, middle- and low-income individuals. In 1999, we set up our corporate department to serve corporate customers with annual revenues of R$250 million or more, and our private banking department to serve our individual customers with minimum net assets of R$3 million. In 2002, we created Bradesco Empresas (Middle Market) to cater for corporate customers with annual revenues of R$30 to R$250 million, in other to expand our business in the middle corporate market. In 2003, we launched Bradesco Prime, which offers services to individual customers who either have a monthly income of at least R$9,000 or R$100,000 available for immediate investment. Bradesco Varejo is our division for corporate customers with annual revenues of less than R$30 million and individual customers with monthly income of less than R$9,000. For more information, see "Distribution channels" and "Specialized distribution of products and services."

The following diagram shows the breakdown of our banking activities as of December 31, 2012:

Bradesco 29

Form 20-F

The following table shows selected financial data for our banking segment for the periods indicated:

Year ended December 31,	R$ in thousands
	2012	2011	2010
Statement of Income data
Net interest income	39,181,426	31,379,722	28,223,501
Impairment of loans and advances	(10,925,404)	(9,275,421)	(6,354,670)
Other income/(expenses) (1)	(20,301,375)	(13,063,262)	(12,497,956)
Income before income taxes	7,954,647	9,041,039	9,370,875
Income and social contribution taxes	(273,930)	(1,305,702)	(2,416,284)
Net income for the year	7,680,717	7,735,337	6,954,591
Net income attributable to controlling shareholders	7,672,233	7,724,917	6,943,764
Net income attributable to non-controlling interest	8,484	10,420	10,827
Statement of Financial Position data
Total assets	750,410,472	657,903,426	548,664,554
Selected results of operations data
Interest and similar income
Loans and advances to banks	6,758,555	8,469,093	6,759,299
Loans and advances to customers	47,675,328	44,420,954	36,815,282
Financial assets	17,013,594	15,913,414	9,828,935
Compulsory deposits with the Central Bank	3,808,229	6,112,337	2,869,307
Other financial interest income	37,540	40,774	35,707
Interest and similar expenses
Deposits from banks	(18,563,193)	(23,215,922)	(14,065,917)
Deposits from customers	(11,224,649)	(14,974,545)	(11,296,932)
Funds from securities issued	(3,439,647)	(2,598,702)	(699,640)
Subordinated debt	(2,884,331)	(2,787,681)	(2,022,540)
Net interest income	39,181,426	31,379,722	28,223,501
Net fee and commission income	13,885,450	11,989,868	10,450,714
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

•      purchasing consortiums.

30 Form 20-F – December 2012

Form 20-F

Deposit-taking with clients

We offer a variety of deposit products and services to our customers through our branches, including:

•      Non-interest-bearing checking accounts, such as:

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

•      traditional savings accounts, which currently earn the Brazilian reference rate, or taxa referencial, known as the "TR," plus 6.2% annual interest in the case the SELIC rate is higher than 8.5% per annum or TR plus 70% of the SELIC rate if the SELIC rate is lower than 8.5% per annum;

•      time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário – or "CDBs"), and earn interest at a fixed or floating rate; and

•      deposits exclusively from financial institutions, which are represented by Interbank Deposit Certificates (certificados de depósito interbancário – or "CDIs"), and earn the interbank deposit rate.

As of December 31, 2012, we had 25.7 million checking account holders, 24.2 million of which were individual account holders and 1.5 million corporate account holders. As of the same date, we had 48.6 million savings accounts.

The following table shows a breakdown of our deposits by type of product on the dates indicated:

December 31,	R$ in thousands, except %
	2012		2011		2010
Deposits from customers
Demand deposits	37,684,126	17.9%	32,535,978	15.0%	35,775,239	18.6%
Reais	37,216,483	17.7%	32,090,220	14.8%	35,389,537	18.4%
Foreign currency	467,643	0.2%	445,758	0.2%	385,702	0.2%
Savings deposits	69,041,721	32.8%	59,656,319	27.6%	53,435,652	27.8%
Reais	69,041,721	32.8%	59,656,319	27.6%	53,435,652	27.8%
Time deposits	104,045,463	49.4%	124,128,641	57.4%	102,157,837	53.1%
Reais	80,846,398	38.4%	104,114,818	48.1%	94,723,153	49.2%
Foreign currency	23,199,065	11.0%	20,013,823	9.3%	7,434,684	3.9%
Total deposits from customers	210,771,310	100.0%	216,320,938	100.0%	191,368,728	99.4%
Others	-	-	-	-	1,107,220	0.6%
Total	210,771,310	100.0%	216,320,938	100.0%	192,475,948	100.0%

Bradesco 31

Form 20-F

We offer our customers certain additional services, such as:

•      "identified deposits," which allow our customers to identify deposits made in favor of a third party by using a personal identification number; and

•      real-time "banking transfers" from a checking or savings account to another checking or savings account, including accounts at other banks.

Loans and advances to customers

The following table shows loans and advances to customers in Brazil broken down by type of product and period:

December 31,	R$ in thousands
	2012	2011	2010
Loans and advances to individuals outstanding by type of operation
Other loans and advances to individuals	69,096,406	58,014,635	48,769,011
Housing loans	22,302,967	15,930,568	10,186,535
Onlending BNDES/Finame	35,703,861	35,398,656	29,554,340
Other corporate loans and advances	91,079,090	85,760,876	71,611,871
Rural loans	11,580,061	11,036,251	10,179,753
Leasing	8,035,454	11,550,838	16,365,943
Credit cards	22,646,420	20,252,191	18,474,095
Import and export financings	29,245,863	25,577,600	20,494,370
Total	289,690,122	263,521,615	225,635,918

The following table summarizes concentration for our outstanding loans and advances to customers by borrower on the dates shown:

December 31,	2012	2011	2010
Borrower size
Largest borrower	0.9%	0.9%	1.2%
10 largest borrowers	5.2%	5.2%	5.8%
20 largest borrowers	8.1%	8.6%	9.1%
50 largest borrowers	12.9%	14.0%	14.6%
100 largest borrowers	16.9%	18.1%	18.5%

Our loans and advances to customers, mostly consumer credit, corporate and agricultural-sector loans, totaled R$289.7 billion as of December 31, 2012.

Loans and advances to consumers

Our significant volume of individual loans enables us to avoid concentration on any individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

•      short-term loans, extended through our branches to checking account holders and, within certain limits, through our ATM network. These short-term loans are on average repaid in four months with an average interest rate of 6.6% per month as of December 31, 2012;

•      vehicle financings are on average repaid in fifteen months with an average interest rate of 1.3% per month as of December 31, 2012; and

•      overdraft loans on checking accounts (or "Cheque Especial"), which are on average repaid in one month, at interest rates varying from 8.1% to 8.8% per month as of December 31, 2012.

32 Form 20-F – December 2012

Form 20-F

We also provide revolving credit facilities and traditional term loans. As of December 31, 2012, we had outstanding advances, vehicle financings, consumer loans and revolving credit totaling R$69.1 billion, or 23.9% of our portfolio of loans and advances as of that date. On the basis of loans outstanding on that date, we had a 12.9% share of the Brazilian consumer loan market, according to information published by the Central Bank.

Banco Bradesco Financiamentos ("Bradesco Financiamentos") offers direct-to-consumer credit and leasing for the acquisition of vehicles and payroll-deductible loans to the public and private sectors in Brazil.

Together with BF Promotora de Vendas Ltda. ("BF Promotora"), under the "Bradesco Financiamentos" brand, we offer financing and/or leasing for vehicles through our extensive network of correspondents in Brazil, which includes retailers and dealers of light vehicles, trucks and motorcycles.

Under the “Bradesco Promotora” brand, we offer payroll-deductible loans to social security retirees and pensioners, public-sector employees, military personnel and private-sector companies sponsoring plans, and other aggregated products (insurance, capitalization bonds, cards, purchasing consortiums, and others).

Real estate financing

As of December 31, 2012, we had 69,857 outstanding real estate loans. We reached a 35.1% market share of units financed through loans granted to real estate developers and builders by financial entities, according to data provided by the Central Bank. As of December 31, 2012, the aggregate outstanding amount of our real estate loans amounted to R$22.3 billion, representing 7.7% of our portfolio of loans and advances.

Real estate financing is made through the Housing Finance System – SFH (Sistema Financeiro Habitacional), by the Housing Mortgage Portfolio – CHH (Carteira Hipotecária Habitacional) or by the Commercial Mortgage Portfolio – CHC  (Carteira Hipotecária Comercial). Loans from SFH or CHH feature variable-installment repayments and annual interest rates ranging from 8.9% to 11.0% plus TR, or 13.0% from CHC.

Residential SFH and CHH loans are to be repaid within 30 years and commercial loans within 10 years.

Our individual loans made for construction purposes are repaid within 360 months, with 24 months to completion of construction, a 2-month grace period and the remainder for repaying the loan. Payments are made at the interest rate of 10.5% per annum plus TR variation for real estate falling into the SFH rules, or interest rates of 11.0% per annum plus TR variation for real estate falling into the CHH.

We also extend corporate financing for builders under the SFH. These loans are for construction purposes and typically specify 36 months for completion of construction work and repayments starting within 36 months after official registration of the building. These loans are charged the TR plus an annual interest rate of 12 to 13% during the construction stage for SFH loans, and TR plus an annual interest rate of 14% for CHH loans.

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

In November and December 2012, the Central Bank authorized and defined the conditions for the issuance  of real estate credit notes through Investment banks.

Microcredit

We extend microcredit to low-income individuals and small companies, in accordance with Central Bank regulations requiring banks to use 2% of their cash deposits to provide microcredit loans. We started providing microcredit loans in August 2003. As of December 31, 2012, we had 83,778  microcredit loans outstanding, totaling R$80.3 million.

In accordance with Central Bank regulations, most microcredit loans are charged at a maximum effective interest rate of 2% per month. However, microcredit loans for certain types of business or specific production have a maximum effective interest rate of 4% per month. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for individuals in general, (ii) R$5,000 for individuals developing certain professional, commercial or industrial activities or for micro companies, and (iii) R$40,000 for microcredit loans in certain segments. In addition, microcredit loans must be not for less than 120 days, and the origination fee must be 2.0% to 3.0% of the loan value.

Bradesco 33

Form 20-F

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

According to BNDES, we disbursed R$12.4 billion, 67.6% of which was loaned to micro, small and medium-sized companies in 2012. Our BNDES onlending portfolio totaled R$35.7 billion as of December 31, 2012, and accounted for 12.3% of our portfolio of loans and advances at that date.

Other local commercial loans

We provide traditional loans for the ongoing needs of our corporate customers. We had R$91.1 billion of outstanding other local commercial loans, accounting for 31.4% of our portfolio of loans and advances as of December 31, 2012. We offer a range of loans to our Brazilian corporate customers, including:

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

•      investment lines for acquisition of assets and machinery; and

•      guarantees.

These lending products generally bear an interest rate of 0.8% to 8.3% per month.

Rural loans

We extend loans to the agricultural sector by financing demand deposits, BNDES onlendings and our own funds, in accordance with Central Bank regulations. As of December 31, 2012, we had R$11.6 billion in outstanding rural loans, representing 4.0% of our portfolio of loans and advances. In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 5.5% as of December 31, 2012. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold, except for BNDES onlending for rural investment which is repaid within five years with repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

Since July 2012, Central Bank regulations require us to use at least 34% of the annual average (from June through May) of our checking account deposits to provide loans to the agricultural sector. By the end of June, if we do not reach 34%, we must deposit the unused amount in a non-interest-bearing account with the Central Bank or pay a penalty of 40% of this amount.

Leasing

According to ABEL, as of December 31, 2012, our leasing companies were among the sector leaders, with a 19.5% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2012 was R$41.3 billion.

34 Form 20-F – December 2012

Form 20-F

As of December 31, 2012, we had 319,721 outstanding leasing agreements totaling R$8.0 billion, representing 2.8% of our portfolio of loans and advances.

The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leases are financial (as opposed to operational). Our leasing operations primarily involve the leasing of trucks, cranes, aircraft and heavy machinery. As of December 31, 2012, 66.8% of our outstanding leases were vehicle leases, compared with 56.7% in the Brazilian leasing market as a whole.

We conduct our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

We obtain funding for our leasing operations primarily by issuing debentures and other securities in the domestic market.

As of December 31, 2012, Bradesco Leasing had R$67.7 billion of debentures outstanding in the domestic market. These debentures will mature in 2028 and bear monthly interests at the interbank interest rate (“CDI rate”).

Terms of leasing agreements

Financial leases represent a source of medium and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions relating to products whose average life of five years or less, and 36 months for transactions for those with an average useful life of five years or more. There is no legal maximum term for leasing contracts. As of December 31, 2012, the remaining average maturity of contracts in our lease portfolio was approximately 51 months.

Credit cards

In 1968, Bradesco was the first bank to issue credit cards in Brazil, and as of December 31, 2012, we were one of Brazil's largest card issuers with a base of 93.1 million credit and private-label cards. We offer Visa, American Express, Elo, MasterCard credit and private label cards, which are accepted in over 200 countries.

We signed an agreement with Claro  (mobile network operator) to operate in the mobile payment segment (M-Payment). Among other  initiatives, we and Claro launched the virtual wallet (prepaid card operated via mobile phone) and the use of NFC (Near Field Communication) technology in transactions via mobile phone. In December 2012, we started to issue debit cards with NFC technology for the Prime Segment customers, in addition to announcing the development of the same NFC technology for mobile phones.

We earn revenues from our credit card operations through:

•      fees on purchases carried out in commercial establishments;

•      issuance fees and annual fees;

•      interest on credit card balances;

•      interest and fees on cash withdrawals through ATMs; and

•      interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our customers the most complete line of credit cards and related services, including:

•      cards issued for use restricted to Brazil;

•      credit cards accepted nationwide and internationally;

•      credit cards directed toward high net worth customers, such as Gold, Platinum and Infinite/Black from Visa, American Express and MasterCard brands;

Bradesco 35

Form 20-F

•      cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;

•      corporate credit cards accepted nationwide and internationally;

•      co-branded credit cards, which we offer through partnerships with companies;

•      "affinity" credit cards, which we offer through associations, such as sport clubs and non-governmental organizations;

•      "CredMais" credit cards for employees of our payroll processing customers, which have more attractive revolving credit fees, and "CredMais INSS" credit cards for INSS pensioners and other beneficiaries with lower financing interest rates;

•      private label credit cards, which we only offer to customers of retailers, designed to increase business and build customer loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere;

•        “CPB” and “EBTA,” virtual cards for corporate customers with the management and control of airline ticket expenses;

•      Bradesco’s card for transportation companies, shippers, risk management companies and truck drivers, with both prepaid and debit card functionalities;

•      "Contactless," which enable customers to simply place the card next a scanner to make a payment;

•      "MoneyCard – Visa Travel Money and Global Travel Card" are prepaid international cards designed for foreign currency transactions, which target international travel;

•      “Agrocard Bradesco” – created for farmers and combines the features of a credit card and a debit card. Holders of these cards can use them to buy farm products in stores authorized by Cielo;

•      “Corporate Mastercard Black card” –created for executives offering exclusive services including  Priority Pass, which provides  access to more than 600 VIP lounges  in airports, and Showpass, which facilitates the purchase of theatre tickets and promotions through Plataforma  Black;

•      “Prepax Presente prepaid cards” – issued by Alelo, which is a pre‑loaded card which can be given as a gift to individuals;

•        “Elo Food, Meal and Christmas Meal benefit cards” – in addition to reducing operating costs, the value proposal of this business is to enhance the efficiency of payment means, with 100% of virtual transactions, by offering more security and convenience to companies and workers; and

•      Utility Bills and Taxes Payment Services (via bar code) by way of the credit card option, in the internet banking channel. With this service, customers have up to 40 days to concentrate the payment of bills on a single date and also generate points/credits to the Rewards Programs they have with their Bradesco Cards.

As of December 31, 2012, we had more than 62 partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

The following table shows all types of credit cards we issued in Brazil for the years indicated:

	In millions
	2012	2011	2010
Card base
Credit	93.1	91.3	86.5
Revenue – R$
Credit	103,542.5	89,624.1	75,561.0
Number of transactions
Credit	1,225.6	1,105.8	959.1

36 Form 20-F – December 2012

Form 20-F

Debit cards

We first issued debit cards in 1981 under the name "Bradesco Instantâneo." In 1999, we started converting all of our Bradesco Instantâneo debit cards into new cards called "Bradesco Visa Electron." Bradesco debit cardholders can use them to purchase goods and services at establishments or make withdrawals through our self-service network in Brazil or the "Plus" network worldwide. Purchase amounts are debited to the cardholder's Bradesco account, thus eliminating the inconvenience and bureaucracy of writing checks.

Cash Management Solutions

Management of receipts and payments

In order to meet the cash management needs of our customers in both public and private sectors, we offer many electronic solutions for receipt and payment management, supported by a vast network of branches, bank correspondents and electronic channels, all of which aim to improve speed and security for customer data and transactions.

These solutions include: (i) collection and payment services and (ii) online resource management enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

These solutions, which can also be customized, facilitate our customers' day-to-day tasks and help to generate more business.

We also earn revenues from fees and investments related to collection and payment processing services and, also by funds in transit received up to its availability to the related recipients.

Global Cash Management

Global Cash Management aims at structuring solutions to foreign companies operating in the Brazilian market and Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the SWIFT network, we offer products and services for carrying out the cash management of these companies.

Solutions for receipts and payments

In 2012, we processed 857 million receipts through our collection system, checks custody service, identified deposits and credit orders via our teleprocessing system (credit order by teleprocessing or OCT), which was 8.6% more than in the same period of 2011.

In 2012 the volume processed through virtual means (Pag-For Bradesco, Net Empresa and Online Tax Payment) was 545 million documents, which represented a 20.9% increase as compared to the same period of 2011.

Production chain solutions

The Production Chain area seeks  to search for customized solutions for our clients, tailored to the characteristics of each sector and economic activity. The purpose of this operation is to facilitate  the relationship and interconnection among all production chain elements – anchor companies, their customers, suppliers, distributors, service providers, and employees, among others. Accordingly, it is possible to expand the client base, increase business volume and strengthen the client's loyalty to the Bank, by way of structured and driven actions.

Franchising solutions

The Franchising area seeks to search for customized solutions driven to the characteristics and needs of the Brazilian franchising sector (franchisers and franchisees). The purpose of this operation is the centralized servicing to all franchisees of the networks accredited to the Bank, thus improving the number of customers and the business volume in this significant sector of the Brazilian economy.

Bradesco 37

Form 20-F

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

The relationship works through exclusive service platforms located nationwide, with specialized relationship managers to provide services to these customers.

In 2012 the Bank took part in bidding processes sponsored by the Brazilian Government and was successful in over 90% of these processes. Furthermore, we became leaders in payments of INSS (Social Security National Service) benefits, with approximately 7.3 million retirees and pensioners.

Asset management and administration

We administer and manage assets by way of:

•      mutual funds;

•      individual and corporate investment portfolios;

•      pension funds, including assets guaranteeing the technical provisions of Bradesco Vida e Previdência;

•      insurance companies, including assets guaranteeing the technical provisions of Bradesco Seguros; and

•      Receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios), FIIs (Real Estate Investment Funds) and private equity funds (FIPs – Fundos de Investimento em Participações).

On December 31, 2012, we managed 1,373 funds and 231 portfolios, providing services to 3.2 million investors. These funds comprise a wide group of fixed-income, non-fixed income and multimarket funds, among others.

38 Form 20-F – December 2012

Form 20-F

The following tables show our equity of funds and equity of portfolios which are under our management, the number of investors and the number of investment funds and managed portfolios for each period.

Distribution of Assets as of December 31,	R$ in thousands
	2012	2011
Investment Funds
Fixed income	369,287,183	283,632,556
Variable income	28,645,545	26,471,324
Third party share funds	8,781,502	6,103,154
Total	406,714,230	316,207,034
Managed Portfolios
Fixed income	24,573,236	10,549,837
Variable income	9,301,431	7,446,961
Third party share funds	1,242,315	1,166,162
Total	35,116,982	19,162,960
Overall Total	441,831,212	335,369,994

As of December 31,	2012		2011
	Number	Quotaholders	Number	Quotaholders
Investment Funds	1,373	3,159,302	1,319	3,159,749
Managed Portfolios	231	469	240	441
Overall Total	1,604	3,159,771	1,559	3,160,190

Total managed assets increased by 31.7% in 2012. This increase was mainly in the “fixed-income” segment, which management fees are lower than those of the “non-fixed-income” segment.

Our products are mostly distributed through our branch network, banking service by phone and the investor website on Internet, the “ShopInvest” (www.shopinvest.com.br).

Services related to the capital market and investment banking activities

As the organization's investment bank, Bradesco BBI originates and executes mergers and acquisitions, and originates, structures, syndicates  and distributes fixed-income and equity capital market transactions in Brazil and abroad.

In 2012, Bradesco BBI advised customers on over 170 transactions across a range of investment banking products, totaling R$155.4 billion.

Equities

Bradesco BBI coordinates and places public offerings of shares in the local and international capital markets and intermediates public tender offers. In 2012, Bradesco BBI increased its presence in IPOs and follow-ons onto the market, reaching second place by value of operations, in the ANBIMA ranking of equities. Taking into account the public offerings registered with CVM in 2012, it took part as an underwriter and Joint Bookrunner in: follow-on for Qualicorp in the amount of R$759 million; IPO for Banco BTG Pactual, the largest IPO in Brazil and one of the largest in the world in 2012, in the amount of R$3.2 billion; underwriter and Joint Bookrunner of the IPO for BR Pharma, in the amount of R$553 million; underwriter and Joint Bookrunner of the follow-on for Suzano Celulose e Papel, in the amount of R$1.5 billion; Equatorial Energia, in the amount of R$1.4 billion and Marfrig Alimentos, in the amount of R$1.1 billion.

Fixed income

With significant transactions carried out, Bradesco BBI closes 2012 with an outstanding presence in the fixed-income segment. In the rankings for the year, it was the leader in terms of value, according to ANBIMA ranking. In 2012, it coordinated 107 domestic-market offerings totaling more than R$46 billion.

Bradesco 39

Form 20-F

In the international broker-dealer market, Bradesco BBI is constantly expanding its presence. In 2012, it acted as “Joint Bookrunner” for 14 bond issues, which exceeded the amount of US$12 billion.

Structured operations

Bradesco BBI develops structures and solutions to its customers, in terms of financing, by using a number of funding tools by companies, including those involving securitization. Additionally, Bradesco BBI stands out in the acquisition finance segment. Notable examples include the financing by Cosan to acquire Comgás in the amount of R$3.3 billion, and the financing by Intercement to acquire Cimpor in the amount of R$1.5 billion.

In 2012, Bradesco BBI held outstanding positions in the ranking published by ANBIMA, in securitization and the issuance of real estate receivables certificates (CRI), when it structured 13 CRIs, in the amount of R$1.3 billion.

Bradesco BBI also coordinated two significant offerings of real estate funds in the capital market, the “BB Progressivo II Fundo de Investimento Imobiliário” and the “FII BTG Pactual Corporate Office Fund” in the amount of R$3.6 billion.

Mergers and acquisitions

Bradesco BBI provides financial advisory services in Brazil and abroad, to Brazilian and foreign customers in mergers, acquisitions, sales of companies and assets, private placements, incorporation of joint ventures, financial and corporate restructurings and privatizations. In 2012 Bradesco BBI consolidated its position as one of main banks in the M&A segment in Brazil, ranking 2nd among the banks which most provide advisory services to mergers and acquisitions in Brazil, according to ANBIMA.

Project finance

Bradesco BBI offers financial advisory and structuring services to Project and Corporate Finance projects. Bradesco BBI has excellent relationships with various development agencies such as Banco Nacional de Desenvolvimento ("BNDES"), Banco Interamericano de Desenvolvimento ("BID") and International Finance Corporation ("IFC"), also searching for solutions through credit and capital markets in the local and foreign segments.

In addition to the oil and gas segments, Bradesco BBI operates in the following sectors: electricity generation and transmission, port facilities, mining, and logistics. In 2012 Bradesco BBI took part in the financial advisory and structuring of over 30 projects, which totaled approximately R$60 billion in investments.

Intermediation and trading services

Bradesco S.A. CTVM (or "Bradesco Corretora") trades stocks, options, stock lending, public offerings and forwards. It also offers a wide range of products such as Brazilian government securities (under the Tesouro Direto program), BM&F trading and real estate funds, which are tailored to the needs of high net-worth individuals, major corporations and institutional investors.

In 2012, Bradesco Corretora traded more than R$86.0 billion in the BM&FBOVESPA equities market and the exchange ranked it 15th in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 27,412,044 futures, swaps and options totaling R$2,595.0 billion on the BM&FBOVESPA. According to the BM&FBOVESPA, in 2012, Bradesco Corretora ranked 9th in the Brazilian market, in terms of the number of options, futures and swaps contracts executed.

With more than 40 years of tradition and efficiency in capital markets, Bradesco Corretora was also the first in the market to provide its customers with DMA-Direct Market Access. DMA is an innovative computer order routing service that enables investors to buy or sell assets directly in BM&FBovespa's market, with all convenience and security, without leaving home or the office.

In 2012, BM&FBOVESPA, through its Operational Qualification Program, awarded the five Qualification Seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Web Broker) to Bradesco Corretora, indicating excellence in futures transactions.

40 Form 20-F – December 2012

Form 20-F

Bradesco Corretora offers its clients the possibility to trade securities on the Internet through its "Home Broker" service. In 2012, "Home Broker" trading totaled R$10.5 billion, or 1.9% of all Internet transactions on BM&FBovespa, and Bradesco Corretora was the 15th largest Internet trader in the Brazilian market.

Bradesco Corretora offers its clients a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market. With a team of 29 analysts, it is composed of sector specialists (senior and assistant analysts), who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has a team of its own economists dedicated to the customers' specific demands, focused on the stock market. Over 700 reports, in English and Portuguese, are monthly forwarded to the most important investors domiciled in Brazil, the United States, Europe and Asia.

Through Bradesco Corretora's "Brokerage Rooms Project," our customers have access to professionals that are able to advise on investing in the BM&FBOVESPA. Our constantly-expanding network of brokerage rooms currently consists of 15 of them located throughout Brazil. This means that Bradesco Corretora provides direct customer service and closer relations with customers, training and certifying employees for a range of operations. This channel is very profitable and enjoys a high-level of take-up from investors, making for closer relations with our network of branches as loyal customers concentrate their funds with us.

Bradesco Corretora also offers its services as a representative of non-resident investors for transactions in the financial and capital markets, in accordance with CMN Resolution No. 2,689/00, which we refer to as "Resolution No. 2,689/00." For more details of Resolution No. 2,689/00, see "Item 10.D. Exchange Controls."

Custody, depositary and controllership services

In 2012, we were one of the main providers of capital market services and retained leadership in the domestic asset custody market, according to the ANBIMA ranking. Our modern infrastructure and specialized team offer a broad range of services such as: asset registration (shares, BDR - Brazilian Depositary Receipts, investment fund shares, Certificates of Real Estate Receivables or CRIs, and debentures); qualified custody for securities; custody of shares underlying Depositary Receipts (DRs); controllership services for investment funds ("CVM Instruction No. 409" Funds and Structured Funds) and managed portfolios; trustee and management services for investment funds; offshore funds; custody and representation for foreign investors; agent bank; depositary (escrow account - trustee) and clearing agent.

We submit our processes to the Quality Management System ISO 9001:2008 and GoodPriv@cy certifications. Bradesco Custódia alone has 10 quality related and three protection and data privacy certifications.

As of December 31, 2012, Bradesco Custódia offered:

•      Controller and custody services for investment funds and managed portfolios and fiduciary asset management involving:

-        R$973.2 billion in assets under custody for customers using custody services, as measured by methodology used for the ANBIMA ranking;

-        R$1.2 trillion in equity investment funds and portfolios using our controller services, as measured by methodology used for the ANBIMA ranking;

-        26 registered DR programs with a market value of R$111.1 billion; and

-        R$251.2 billion total assets under management in investment funds through BEM DTVM.

•      Asset registration:

-        Bradesco’s share registration system comprised 246 companies, with a total of 4.5 million shareholders;

-        our debenture registration system contained 232 companies with a total market value of R$216.0 billion;

Bradesco 41

Form 20-F

-        our fund share registration system contained 268 investment funds with a market value of R$52.8 billion; and

-        we managed 25 registered BDR programs, with a market value of R$791.8 million.

International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign exchange transactions, foreign trade finance, lines of credit and banking. As of December 31, 2012, our international banking services included:

•      New York City, a branch and Bradesco Securities Inc., our subsidiary brokerage firm, or "Bradesco Securities U.S.,” and our subsidiary Bradesco North America LLC, or "Bradesco North America;"

•      London, Bradesco Securities U.K., our subsidiary, or "Bradesco Securities U.K.;"

•      Cayman Islands, two Bradesco branches and our subsidiary, Cidade Capital Markets Ltd., or "Cidade Capital Markets;"

•      Argentina, Banco Bradesco Argentina S.A., our subsidiary, or "Bradesco Argentina;"

•      Luxembourg, Banco Bradesco Europa S.A. (current name of Banco Bradesco Luxemburgo S.A.) our subsidiary, or "Bradesco Europe;"

•      Japan, Bradesco Services Co. Ltd., our subsidiary, or "Bradesco Services Japan;"

•      in Hong Kong, our subsidiary Bradesco Trade Services Ltd, or "Bradesco Trade;" and also Bradesco Securities Hong Kong or “Bradesco Hong Kong;” and

•      in Mexico, our subsidiary Bradescard México, Sociedad de Responsabilidad Limitada, or "Bradescard México."

Our international transactions are coordinated by our foreign exchange department in Brazil with support from 29 operational units specializing in foreign exchange businesses located at major exporting and importing areas nationwide.

Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

For the years ended December 31,	2012		2011		2010
	R$ in thousands	%	R$ in thousands	%	R$ in thousands	%
Brazilian operations	94,384,198	98.3%	91,944,418	98.6%	72,316,384	98.8%
Overseas operations	1,590,704	1.7%	1,291,165	1.4%	877,284	1.2%
Total	95,974,902	100.0%	93,235,583	100.0%	73,193,668	100.0%

Foreign branches and subsidiaries

Our foreign branches and subsidiaries are principally engaged in trade finance for Brazilian companies. Bradesco Europe also provides additional services to the private banking segment. With the exception of Bradesco Services Japan and Bradesco Trade Services, our branches abroad are allowed to receive deposits in foreign currency from corporate and individual customers and extend financing to Brazilian and non-Brazilian customers. Total assets of the foreign branches, excluding transactions between related parties, were R$122.1 billion, as of December 31, 2012, denominated in currencies other than the real.

Funding required for import and export finance is mainly obtained from the international financial community, through credit lines granted by correspondent banks abroad. As an additional source of funding, we issued debt securities in international capital markets which amounted to US$15.4 billion as of December 31, 2012.

42 Form 20-F – December 2012

Form 20-F

Bradesco Argentina – To expand our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, the general purpose of which is to extend financing, largely to Brazilian companies established locally and, to a lesser extent, to Argentinean companies doing business with Brazil. In order to start its operations, we capitalized that subsidiary with R$54.0 million from March 1998 to February 1999, and a further R$27.2 million in May 2007. In October 2011, we made another capital injection in the amount of R$70.1 million. As of December 31, 2012, Bradesco Argentina recorded R$154.5 million of total assets.

Bradesco Europe (Bradesco Luxembourg's current business name) – In April 2002, we acquired full control of Banque Banespa International S.A. in Luxembourg and changed its name to Banco Bradesco Luxembourg S.A. In September 2003, Mercantil Luxembourg was merged into Banco Bradesco Luxembourg and the surviving entity was named Banco Bradesco Luxembourg. In January 2011, we made a capital injection of US$200 million. As of December 31, 2012, its total assets were  R$4.4 billion.

Bradesco Services Japan – In October 2001, we incorporated Bradesco Services Japan to provide support and specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil. As of December 31, 2012, its assets totaled over R$1.5 million.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

•      The focus of Bradesco Securities U.S. is on facilitating the purchase and sale of shares, primarily in the form of ADRs and common shares ADRs. It is also an authorized dealer in bonds, commercial paper and deposit certificates, among other securities, and may provide investment advisory services. Currently, we act as custodian for 21 ADR programs of Brazilian companies traded on the New York Stock Exchange. As of December 31, 2012, Bradesco Securities U.S. had assets of R$58.7 million;

•      Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations in the primary and secondary markets for companies needing to access international capital markets; it also operates in the distribution of BRAM (Bradesco Asset Management) funds in the European market. On December 31, 2012, Bradesco Securities U.K. had assets of R$16.2 million; and

•      Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors. On December 31, 2012, Bradesco Securities H.K. had assets of R$9.1 million.

Cidade Capital Markets – In February 2002, Bradesco acquired Cidade Capital Markets in Grand Cayman, due to the acquisition of its parent company in Brazil, Banco Cidade. As of December 31, 2012, Cidade Capital Markets had R$79.9 million in assets.

Bradesco North America LLC was incorporated in August 2011 and will be used as a holding company focused on Bradesco's investments in non-bank businesses in the United States. As of December 31, 2012, its total assets was R$7.3 million.

Banking operations in the United States

In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result, we may do business in the United States directly or through a subsidiary, and, among other lines, may sell insurance products and certificates of deposit, provide underwriting services, act as advisors on private placements, provide portfolio management and merchant banking services and manage mutual fund portfolios.

Import and export finance

Our Brazilian foreign-trade related business consists of export and import finance.

We provide foreign currency payments directly to foreign exporters on behalf of Brazilian importers, which are linked to the receipt of local currency payments  by the importers. In export finance, exporters obtain advances in reais  on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods are known locally as Advances on Exchange Contracts or "ACCs," and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods or services have been delivered, they are referred to as Advances on Export Contracts, or "ACEs."

Bradesco 43

Form 20-F

Other types of export finance include export prepayments, onlendings from BNDES-EXIM funds, export credit notes and bills (referred to locally as "NCEs" and "CCEs"), and the PROEX rate equalization program.

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,000 correspondent banks abroad, 74 of which extended lines of credit as of December 31, 2012.

As of December 31, 2012, our international unit had a balance of R$28.0 billion in export financing and R$8.2 billion in import financing and international finance.The volume of our foreign exchange contracts for exports reached US$45.2 billion in 2012. In the same period, the volume of our foreign exchange contracts for imports reached US$35.2 billion. In 2012, based on Central Bank data, we reached a 19.2% market share of trade finance for Brazilian exports and 16.4% for imports.

The following table shows the composition of our foreign trade asset portfolio as of December 31, 2012:

2012	R$ in thousands
Export financing
Advance on foreign exchange contracts – undelivered bills	5,999,882
Advance on foreign exchange contracts – delivered bills	1,020,377
Export prepayment	10,431,892
Onlending of funds borrowed from BNDES/EXIM	3,865,601
Proex - Rate Equalization Program	1,083,352
NCE/CCE (Exports Credit Note/Exports Credit Certificates)	5,586,677
Total export financing	27,987,781
Import financing
Import financing – foreign currency	4,431,947
Exchange discounted in advance for import credit	2,126,981
Import credit opened	1,609,757
Total import financing	8,168,685
International financing	1,096,451
Total foreign trade portfolio	37,252,917

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

44 Form 20-F – December 2012

Form 20-F

•      service agreements – receiving funds from individuals abroad via money orders;

•      prepaid cards with foreign currency (individuals);

•      structured foreign currency transactions through our foreign units; and

•      international financial clearance certificate.

Purchasing consortiums

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "consortium," in which members pool their resources to facilitate the purchase of certain consumer goods. The purpose of a consortium is solely the acquisition of goods, as  Brazilian law prohibits  the formation of consortia  for investment purposes.

Our purchasing consortium company (Bradesco Consórcios) manages plans for groups of purchasers buying real estate, automobiles and trucks or tractors. In 2003, our subsidiary Bradesco Consórcios initiated the sale of consortium quotas, to our customers. According to the Central Bank, in 2004, Bradesco Consórcios became the leader in the real estate segment and, in December 2004, it also became the leader in the automobile segment. In 2008, Bradesco Consórcios became the leader in the truck and tractor segment. As of December 31, 2012, Bradesco Consórcios registered total sales of over 736,202 active quotas in the three segments, with total revenues of over R$29.7 billion and net income of R$387.7 million.

Insurance, pension plans and capitalization bonds

The following diagram shows the principal elements of our insurance, pension plans and capitalization bonds segment as of December 31, 2012:

Bradesco 45

Form 20-F

The following table shows selected financial data for our insurance, pension plans and capitalization bonds segment for the periods indicated.

As of and for the year ended December 31,	R$ in thousands
	2012	2011	2010
Statement of Income data
Net interest income	3,124,512	3,274,715	2,823,860
Other income and expenses (1)	2,725,672	1,905,577	1,930,852
Income before income taxes	5,850,184	5,180,292	4,754,712
Income and social contribution taxes	(2,196,399)	(1,850,139)	(1,771,955)
Net income for the year	3,653,785	3,330,153	2,982,757
Net income attributable to controlling interest	3,591,743	3,201,449	2,912,981
Net income attributable to non-controlling interest	62,042	128,704	69,776
Statement of Financial Position data
Total assets	153,695,571	123,867,399	105,026,136
Selected results of operations data
Income from insurance and pension plans
Written premiums	37,899,360	32,136,300	26,136,471
Pension plan contributions	3,273,485	3,061,682	2,541,130
Coinsurance premiums ceded	(198,281)	(190,724)	(127,307)
Premiums returned	(500,468)	(418,791)	(362,060)
Reinsurance premiums	(297,351)	(272,924)	(194,118)
Premiums retained from insurance and pension plans	40,176,745	34,315,543	27,994,116
Changes in the insurance technical provisions and pension plans	(23,326,101)	(18,212,405)	(14,294,977)
Retained claims	(13,123,833)	(11,168,612)	(9,577,429)
Selling expenses for insurance and pension plans	(2,314,815)	(1,859,208)	(1,567,344)
Income from insurance and pension plans	1,411,996	3,075,318	2,554,366
Note: Data presented above include income from related parties outside the segment.
(1) For additional information, see "Item 5.A. Operational Results".

Insurance products and services

We offer insurance products through a number of different entities, which we refer to collectively as "Grupo Bradesco Seguros." Grupo Bradesco Seguros is the largest insurance group in Brazil by total revenues and technical provisions, according to data published by SUSEP and ANS, providing a wide range of insurance products for both individuals and corporate customers. Products include health, life, personal accident, automobile insurance and  insurance for other assets.

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2012, there were 23.5 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their staff.

On December 31, 2012, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A (“Mediservice”) had more than 3.9 million beneficiaries covered by company plans and individual/family plans. Approximately 57 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 50 of the top 100.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2012, it included 9,475 laboratories, 12,163 specialized clinics, 14,445 physicians, 2,552 hospitals located throughout the country.

46 Form 20-F – December 2012

Form 20-F

Automobiles, property/casualty and liability insurance

We provide automobile, property/casualty and liability insurance  through our subsidiary Bradesco Auto/RE. Our automobile insurance covers losses arising for  vehicle theft,  damage to the passenger and third-party injury. Retail property/casualty insurance is for individuals, particularly those with residential and/or equipment related risks and small- and medium-sized companies whose assets are covered by multi-risk business insurance.

Of the mass property/casualty lines for individuals, our residential note ("Bilhete Residencial") is a relatively affordable and highly profitable product. For corporate customers, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers' and business needs. For corporate property/casualty and liability insurance, Bradesco Auto/RE has an exclusive highly specialized team that provides large business groups with services and products tailor-made to the specific needs of each policyholder. Top sellers in this segment are insurance policies for transportation, engineering, operational and oil risks.

As of December 31, 2012, Bradesco Auto/RE had 1.6 million insured automobiles and 2.3 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Other Information

Sales of insurance products

We sell our insurance products through brokers in our branch network and through non-exclusive brokers throughout Brazil. Bradesco Seguros pays brokers' fees on a commission basis. As of December 31, 2012, 32,077 brokers publically offered our insurance policies. We also offer certain automobile, health, and property/casualty insurance products directly through our website.

Pricing

The pricing for collective health insurance policies in Brazil is based on historical data relating to (i) medical, hospital and dental care costs, as well as (ii) frequency of utilization per procedure. Actuarial studies for pricing health insurance also take into consideration the distribution and frequency of claims by age brackets of the insured population and by geographical area, along with the insurance coefficients adopted in accordance with best actuarial practices.

The pricing of life insurance is usually based on life expectancy statistics, and in some cases, the frequency of the average amounts of claims actually made bay Brazilian population. Any amount exceeding the reinsurance agreement limit is transferred for reinsurance companies such as by IRB Brasil Resseguros S.A., known as “IRB”.

The pricing of automobile insurance depends on the frequency and severity of the claims made, and includes several factors such as place of use of the  vehicle and its specific characteristics. We also factor customer profiles into the pricing of automobile insurance, in line with market practice.

The profitability of automobile insurance largely depends on detecting and correcting the discrepancy between premium levels and expected claim costs. Among other factors,  premiums charged for damage insurance for  vehicles include the value of the insured automobile. Consequently, premium levels partially reflect the  sales volume of new automobiles.

Pricing for the mass property/casualty insurance sector is also based on frequency and average amounts of claims, and on specific characteristics of the insured party's location. Pricing for corporate property/casualty insurance varies with the specific characteristics of each risk insured. Depending on the type of coverage and/or amount insured we may have to consult the reinsurance companies to obtain the basis for an insurance contract.”

Reinsurance

Brazilian regulations set retention limits on the amount of risk insurance companies may underwrite without having to purchase reinsurance. Under these regulations, risk underwritten by Bradesco Auto/RE are reinsured substantially with IRB-Brasil Re if insured amounts exceed retention limits or if reinsurance is recommended for technical/actuarial decisions taken to minimize the risks of certain portfolios.

Bradesco 47

Form 20-F

In January 2007, Brazil's Congress enacted Supplementary Law No. 126/07, which abolished IRB-Brasil Re's monopoly and allowed three types of reinsurers referred to as "local," "admitted" and "occasional," thus opening up Brazil's reinsurance market for competition. Under the same supplementary law, IRB-Brasil Re was recognized as a local reinsurer and authorized to continue its operations and make any required adjustments in due course.

As of the end of 2007, CNSP and SUSEP issued a number of normative instructions containing rules for reinsurance, retrocession and intermediation business, based mainly on CNSP Resolution No. 168/07.

To be registered as admitted or occasional reinsurers in Brazil, foreign-based reinsurance companies must meet certain requirements, such as having at least five years of experience in their country of origin, equity of at least US$100 million (admitted) or US$150 million (occasional), and certain minimum ratings from agencies Standard & Poor's, Fitch, Moody's or AMBest. For admitted reinsurers, these minimum ratings are as follows: BBB- (S&P/Fitch), Baa3 (Moody’s), or B- (AMBest); and for occasional reinsurers: BBB (S&P/Fitch), Baa2 (Moody’s), or B++ (AMBest).

Through Decree No. 6,499/08, the President of Brazil set maximum limits for the ceding of premiums to reinsurance company in each calendar year. For local insurers, such maximum limit was 10% of premiums, and for local reinsurers,  50% of premiums. In the case of local insurers, CNSP Resolution No. 203/09 raised the limit from 10% to 25% in the case of guarantees  for public obligations and oil risks.

Local reinsurers must be incorporated as sociedade anônima business corporation in Brazil with capital of at least R$60 million. As of March 2011, under SUSEP Resolution No. 225/10, at least 40% of any insurers' ceded risk must be placed with local reinsurers for both treaty and facultative contracts.

CNSP Resolution No. 241/11 enabled the transfer of risks as part of reinsurance or retrocession operations to reinsurers not authorized by SUSEP as long as the shortfall in the Brazilian reinsurance market's capacity has been shown and certain rules and limits are followed.

On December 31, 2012 there were 102 reinsurers authorized to operate in the Brazilian market, including IRB-Brasil Re and Lloyd's of London. Thirty-three reinsurance brokerage firms have authorization to intermediate reinsurance and retrocession operations.

Bradesco Auto/RE purchases reinsurance from a small number of reinsurers authorized by SUSEP and previously approved by its Executive Board, and holds IRB-Brasil Re as its main reinsurer, by granting the leadership in all automatic agreements and 100% of optional agreements. These reinsurers are classified by SUSEP as local (IRB-Brasil Re) or admitted (other), posting capital and rating above the minimum determined by the Brazilian legislation.

We emphasize that practically all portfolios of our property and casualty insurance, except for automobiles, have reinsurance protection. Most of these lines of insurance, with proportional and non-proportional plans, have re-insurance protection by risk and/or event. The premium assigned in reinsurance, in relation to the premium issued by the insurance company, is relatively small.

All re-insurance contracts are entered into directly with the re-insurer, without the intermediation of any reinsurance brokers, and they adopt the re-insurance contractual provisions prepared by the company’s technical and legal departments.

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

As of December 31, 2012, Bradesco Vida e Previdência accounted for 29.6% of the pension plan and VGBL market in terms of contributions, according to Fenaprevi. Also according to the same source, managed pension funds accounted for 29.5% of VGBL, 26.9% of PGBL and 39.0% of traditional pension plans in Brazil. As of December 31, 2012, Bradesco Vida e Previdência accounted for 33.4% of all supplementary pension plan assets under management, 31.0% of VGBL, 23.9% of PGBL and 55.7% of traditional pension plans, according to Fenaprevi.

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

48 Form 20-F – December 2012

Form 20-F

We manage pension and VGBL plans covering more than 2.3 million participants, 63.7% of whom have individual plans, and the remainder individuals covered by company plans. The company’s plans account for approximately 36.3% of our technical reserves.

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

VGBL and PGBL plans, and individual retirement fund plans (referred to as "FAPI") may be acquired by companies in Brazil for the benefit of their employees. In 2012, Bradesco Vida e Previdência managed R$65.0 billion in VGBL and R$17.9 billion in PGBL plans. Bradesco Vida e Previdência also managed R$30.1 billion in pension plans.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to specific needs of the corporate customer.

Bradesco Vida e Previdência earns revenues primarily from:

•      Pension and PGBL plan contributions, life insurance and personal accidents premiums and VGBL premiums;

•      Revenues from management fees charged participants in accordance with mathematical provisions; and

•      Financial income.

Capitalization bonds

Bradesco Capitalização offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$8.00 to R$50,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$2.0 million (gross premiums). Customers’ contributions earn interest at a rate of TR plus 0.5% per month over the value of the mathematical provision. Capitalization bonds may be redeemed after a 12-month grace period. As of December 31, 2012, we had around 8.2 million "traditional" capitalization bonds and around 13.7 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short terms and grace periods with low unit sales value. As of December 31, 2012, Bradesco Capitalização had approximately 21.9 million capitalization bonds and 3.5 million customers.

Bradesco Capitalização is the first and only Brazilian capitalization bonds company to be awarded “ISO” certification. In 2009, it was certified “ISO 9001:2008” for the scope of management of capitalization bonds. This certification, awarded by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle seen in the origin of Bradesco's plans: good products and services and continuous improvement.

Bradesco Capitalização is the only company in its industry to have received a Standard & Poor’s (“S&P”) rating of brAAA, the highest rating in Brazil. This rating was reaffirmed, with a stable outlook, in the report issued by S&P in November 2011. The robust level of financial and property protection Bradesco assures its customers contributed to this result.

Treasury activities

Our treasury department trading includes derivative transactions, mainly for economic hedging purposes (known as "macro-hedge"). Transactions such as these comply with limits set by our senior management and guidelines from our integrated risk control unit using value-at-risk ("VaR") methodology. For more information about our VaR methodology, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Value at Risk" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Market Risk."

Bradesco 49

Form 20-F

Distribution channels

Our branch network is complemented by other distribution channels such as points of service, banking correspondents, ATMs, telephone banking services, and Internet and mobile banking. In introducing new distribution systems, we have focused on enhancing our security as well as increasing efficiency.

By the end of 2012, we had 4,686 branches, 5,237 points of banking services and 43,053 banking correspondents (Bradesco Expresso) and 3,809 points of service outside of our own ATM network.

For information on our international branches as of December 31, 2012, see "International banking services."

Specialized distribution of products and services

As part of our distribution system, we have five areas that offer a range of different products and services on an individualized in all specific segments of our customer base. By segmenting the market, we aim to cater for different profiles and scales of customers, thus enhancing service and improving efficiency.

Bradesco Varejo

Bradesco is present in 100% of municipalities in Brazil. Bradesco Varejo service network comprises 4,270 branches, 3,771 banking and electronic points of service, 1,456 mini-branches and 43,053 Bradesco Expresso banking correspondent units, in addition to thousands of ATMs. Bradesco Varejo targets individuals with monthly incomes of up to R$8,999.99 and companies with annual revenues of up to R$30.0 million. As of December 31, 2012, we provided services for over 24.9 million account holders. For a segment of clients called “Exclusive Individuals,” those with monthly incomes between R$4,000.00 and R$8,999.99 as well as corporate clients, Bradesco Varejo offers customized services provided by professionals who present financial solutions according to the needs and expectations of each customer profile.

The service network makes products and services available even at remote or hard-to-reach areas and also at densely populated and low income communities, such as: Rocinha, Cidade de Deus, Rio das Pedras, Complexo do Alemão, Gardênia Azul, Santo Cristo, Cantagalo, Turano, Santa Marta, Mangueira and Chapéu Mangueira in Rio de Janeiro, and Heliópolis and Paraisópolis in São Paulo.

Bradesco Prime

Bradesco Prime was created in May 2003 to target the high-income segment and provide services for individual customers with either monthly incomes of at least R$9 thousand or investments worth at least R$100 thousand. Its mission is to be the bank of choice for these customers by focusing on quality relationships, and providing solutions for their needs through well-trained teams, adding shareholder and collaborator value while upholding our ethical and professional standards. The value of the Bradesco Prime segment is based on the following assumptions:

•      Personalized services provided by relationship managers: Qualified and experienced professionals with certification from ANBIMA, providing full financial advisory services and managing a small number of portfolios;

•      Exclusive facilities: Bradesco Prime customers have access to their own network of exclusive branches offering convenience and privacy to tend to their business affairs and can count on “Bradesco Prime Spaces” - special reserved areas at Bradesco Varejo branches - to fully maintain the segment's value proposition. Also at their disposal is our nationwide branch network, including "Bradesco Dia & Noite" and "Banco24Horas” ATMs;

•      Exclusive products and services: Bradesco Prime has a comprehensive set of differentiated products and services, such as internet banking (bradescoprime.com.br), call center (Fone Fácil Bradesco Prime), online advisors and investment funds, credit solutions at special rates, a diversified portfolio of insurance, pension plans and credit cards, among others; and

•      Bradesco Prime loyalty program: introduced to further acknowledge and enhance customer relationships. By purchasing products and services, customers gain points that can be converted into benefits such as 12 days of interest-free overdraft, or up to 40% reduced overdraft charges and up to 100% off the package of services.

50 Form 20-F – December 2012

Form 20-F

Bradesco Prime is present in all Brazilian capital cities. Throughout its history, by investing in technology, enhancing customers relationships and training its professionals, Bradesco Prime has earned an outstanding position in the Brazilian market for banking services for high-income customers and has consolidated as the largest banking services provider for these customers in terms of its service network, with 305 branches and 360 Bradesco Prime Spaces strategically positioned to serve over 674,000 customers.

Since 2005, the Bradesco Prime Department has been certified by Fundação Vanzolini as “ISO 9001:2008” in the scope "Bradesco Prime Segment Management," thus showing our commitment to continuous improvement of processes and customer satisfaction.

Bradesco Private Bank

Bradesco Private Bank was created in 2000 for the sole purpose of advising high net-worth individuals, family-owned holding companies and investment companies with high liquidity availability for investments. Bradesco Private Banking finds the most appropriate financial solution for each customer profile based on tailor-made basis focusing on asset allocation, tax guidance and estate planning.

Bradesco Private Bank has offices located in São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Brasília, Campinas, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador. Bradesco Private Banking is supported by our international units in Cayman, New York and Luxembourg.

Bradesco Private Bank earned “ISO 9001:2008” certification for "Customer Relationship Management with High Net Worth Individuals and Management of Integrated Solutions – São Paulo and Rio de Janeiro Offices." It also has the "GoodPriv@cy" (Data Protection Label – 2007 edition, awarded by IQNet International Quality Network) for "Management of Privacy for Data Used in Relationships with High Net Worth Customers – São Paulo Unit.”

Bradesco Empresas

Bradesco Empresas serves companies whose annual revenues range from R$30 million to R$250 million through its 71 business units strategically located in state capitals, as follows: Southeast (42), South (17), Mid-West (4), Northeast (6) and North (2). It also has 50 Espaços Empresas (spaces reserved for Bradesco Empresas) in strategic locations not heavily serviced by Bradesco Empresas. These are specially structured places for rendering services to economic groups within the segment.

Bradesco Empresas offers top quality business management through products such as loans and advances, financing, investments, foreign trade, hedging transactions, cash management and structured transactions in capital markets to ensure customer satisfaction and good results for the Organization.

Bradesco Empresas manages funds totaling R$100.0 billion through loans and advances, deposits, funds and collection.

Bradesco Corporate

Our Corporate segment was created in 1999 to serve companies posting annual revenues of more than R$250 million in most cases, served by a team of 145 with centralized relationship management offering both traditional and tailor-made products.

Branch Network

The principal distribution channel for our banking services is the branch network. In addition to offering retail banking services, branches serve as a distribution network for all of the other products and services, including payment and collection management services, private banking services, credit cards and asset management products. We market leasing services through channels operated by the branch network, as well as through our wholly owned subsidiaries Bradesco Leasing and Bradesco Financiamentos. Bradesco Corretora and Bradesco Consórcios also offer our services of brokerage, trading and purchasing consortium services through our branches. Bradesco Vida e Previdência sells its products through 10,233 independent agents nationwide, most of whom are based on our own premises. Compensation for these agents is commission-based.

Bradesco 51

Form 20-F

We sell our insurance products, pension plans and capitalization bonds through our website, through exclusive brokers based in our network of bank branches, and non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. As of December 31, 2012, there were 32,077 brokers were offering our insurance policies to the public. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

	% of total sales, per product
	2012	2011	2010
Insurance products
Sales through the branches	38.1%	45.3%	40.0%
Sales outside the branches	61.9%	54.7%	60.0%
Pension plans products
Sales through the branches	83.7%	76.8%	81.7%
Sales outside the branches	16.3%	23.2%	18.3%
Capitalization bonds
Sales through the branches	79.6%	84.1%	90.5%
Sales outside the branches	20.4%	15.9%	9.5%

Other distribution channels

Bradesco Dia & Noite Digital channels

The Bradesco Dia & Noite digital channels offer mobility and independence to customers so that they may expand their businesses with us.

We aim to make the banking experience even more convenient, fast and safe. In addition to the traditional service channels, such as Self-Service, “Fone Fácil” (easy phone) and internet banking, customers and users have access to us via Bradesco Celular (mobile banking).

People with disabilities and reduced mobility have access to internet banking services for the visually impaired; personalized service for the hearing impaired using digital language at Fone Fácil, Bradesco Celular for the visually impaired; visual mouse for motor disabled people; and ATM access for customers with visual and physical disabilities.

We are present on social networks, through  which we monitor our brand, products and services, provide  services and interact  with users. We were the first bank to develop a Facebook access application, which enables making inquiries, payments, transfers and request of personal loans while navigating on the social network.

Bradesco Celular (Mobile banking)

We were the first Brazilian institution to use  mobile banking. Through this channel the customer can  check bank balances and statements, make payments, recharge prepaid mobile phones, make transfers, get loans, obtain quotes  and follow stock purchase and sale orders, among other things. Our website www.bradescocelular.com.br provides  detailed information on products and services. In 2012, 381.4 million transactions were carried out via Bradesco Celular.

Additionally, Bradesco Celular also provides  the following services:

•      Bradesco Direct Recharge: a service that enables recharging prepaid mobile phones with just a single call from the device itself, even if there are no credits available for making calls. This feature is currently available for mobile phone users who are registered customers of Brazilian mobile phone network operators, Vivo and Claro;

•      Making payments via SMS: previously-registered customers receive messages to schedule payments in advance or make payments with their banking collection forms registered with the DDA or utility bills, by simply answering a SMS;

52 Form 20-F – December 2012

Form 20-F

•      InfoCelular (information on mobile phones): with this feature, our registered customers quickly and safely receive SMS messages reporting on banking transactions for their account in accordance with the period and amount they designate;

•      Bradesco Net Empresa Celular (Bradesco Net Company Mobile Banking): made available for corporate customers using mobile phones to check bank balances and authorize transactions;

•      Bradesco Mobile Bonus Account: in addition to providing access to a number of financial services, this package contains a feature that allows certain amounts to be converted into credits with specified mobile phone providers; and

•      Token embedded in the mobile device: an innovative and pioneering service in the market, it is an additional convenience option for the customer to authenticate any transaction carried out on the device and other digital channels.

Internet

In 2011 we introduced more than 50 innovations. Notable examples include an “A” key for Quick Access, an Intelligent Payment feature which automatically recognizes the intended type of payment through a bar code, and a search box located on all pages.

Bradesco Portal has 65 institutional sites (information on us, detailing our  products and services, guidelines on security, disclosure of social and environmental actions, and periodic publications for investors, among others) and 33 transaction sites (for  making banking transactions).

In 2012 our customers, both individual and corporate, carried out 3.6 billion online transactions.

Our corporate customers can use Bradesco Net Empresa. With this feature, a corporate customer may carry out online banking transactions and transfers, quickly and safely.

Self-service network

Our self-service network has 34,859 ATMs strategically distributed across Brazil, providing quick and convenient access to products and services. In addition to our  ATMs, customers can access the pooled network of 12,975 Banco24Horas machines to effect transactions such as cash withdrawals, statements, balance status queries, loans, payments of payment vouchers and transfers.

Our self-service network and Banco24horas ATMs executed 2.1 billion transactions in 2012.

We use a  biometric reading system, which identifies customers and authenticates ATM transactions through a sensor/invisible light beam capturing the image of the vascular pattern of the palm of the hand. This technology enables our customers to use only biometry and their card to check accounts and carry out transactions, without the need to type in a six-figure password, thus making services faster and easier, in addition to being one of the world’s most advanced security technologies. This technology is available on 32,731 machines of the Bradesco Self-Service Network and 5,742 machines of the Banco24Horas Network.

We are the only bank accredited with INSS (Social Security National Service) to carry out the “proof of life” of customers benefitting from INSS benefits, with the automatic use of biometrics, without the need to go to the cashiers  and submit a document, therefore expediting customer service.

Bradesco 53

Form 20-F

Telephone services – Fone Fácil

Fone Fácil Bradesco (Bradesco easy phone) is Bradesco’s telephone banking system. The customized service system, with financial experts and virtual servicing, make Fone Fácil one of the most efficient service channels and we have one of the most awarded banking relationship centers in Brazil, which  is available to customers on a 24/7 basis.

Through this channel, the customer may acquire products, obtain information on their account, credit card, social security benefits, capitalization bonds and carry out a number of transactions, such as: checking account balances, bank statements, payments, transfers, credit transactions, investments, registering with the Bradesco Token into the mobile device, registering and disabling a four-digit password, cancellation and reissuing of cards, among other services.

In addition to the customized digital service, customers have access, through a number of specific numbers, to several telephone service centers, the main of which are as follows: internet banking, Net Empresa, Consortium, Social Security, Bradesco Financing and Alô Bradesco (hello Bradesco).

During 2012, 370.5 million calls were registered, and 490.8 million transactions completed.

Banking units in retail chains

We have also entered into partnership agreements with retail chains, supermarkets, drug stores, grocery stores, and other retailers, to provide correspondent banking services (mostly to pay bills, withdraw cash from checking and savings accounts, and receive pension payments). These offices are staffed by employees of our business partners, but all credit decisions are made by our employees.

Integrated risk control

The Integrated Risk Control Department is responsible for the following activities:

Risk management

Risk management is of great strategic importance to us due to the increasing complexity of services and products and the globalization of our business. The improvement in this activity has enabled us to be the first and single bank in Brazil authorized by the Central Bank to use, since January 2013, market risk internal models, which were already used in its management, in order to calculate the regulatory capital set forth in the new Basel Accord.

We seek to exercise control over risks in an integrated and independent manner, preserving and valuing collective decision-making, devising and implementing methodologies, models, measurement and control tools. We also promote improvement among employees at all levels, from the business areas to the Board of Directors.

Our risk management process ensures that risks are proactively identified, measured, mitigated, monitored and reported, as required for the complexity of our financial products and the profile of our  activities.

Risk Management Structure

The structure of our risk management activity consists of statutory and executive committees, responsible for assisting our  Board of Directors and the Diretoria Executiva in making strategic decisions.

We have a statutory committee called the “Integrated Risk Management and Capital Allocation Committee,” which is tasked with advising the Board of Directors on the performance of its roles in the management and control over risks and capital.

The statutory committee is assisted by our executive committees for risk management of: a) Credit; b) Market and Liquidity; c) Operational; d) Grupo Bradesco de Seguros e Previdência; and e) Basel II Implementation. There are also executive committees for our business units, whose tasks include suggesting limits for exposure to their related risks and devising mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

54 Form 20-F – December 2012

Form 20-F

Credit risk

Credit risk is the possibility of losses associated with a borrower’s or counterparty’s failure to comply with their respective contractual obligations under the originally agreed terms. For purposes of risk management disclosure, we consider and consolidate all credit risk elements exposed, such as the depreciation of loan agreements resulting from deterioration in the borrower's risk rating, the reduction in gains or remunerations, including benefits granted in renegotiations, recovery costs and other amounts related to the counterparty’s non-compliance with the financial obligations.

Credit risk management is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

We control our exposure to credit risk, which mainly results from loans and advances, financial assets and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments and financial guarantees.

In order to ensure the quality expected from the portfolio, committees monitor relevant aspects of the process of lending, concentration, collateral requirements, maturities, and other aspects.

We aim to map the activities that could potentially generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers, as well as their measurement and mitigation plans.

Credit Risk Management Process

Credit risk management is conducted in an institution-wide, centralized manner. All exposure to risk is analyzed, measured, classified and monitored independently by our Credit Risk area.

The Credit Risk area participates in improving the customer risk rating models, following up large risks by periodically monitoring major delinquencies and the provisioning levels for expected and unexpected losses.

The Credit Risk area continuously reviews the internal processes, including the roles and responsibilities, information technology training and requirements, and evaluations of risks during the creation or revision of products and services.

Corporate control and monitoring of our credit risk take place in the credit risk unit of the Integrated Risk Control Department. In the governance structure for risks, this department coordinates with the Credit Risk Management Executive Committee on discussions and implementation of the methodologies to measure the credit risk. Relevant issues discussed by this committee are reported to the Integrated Risk and Capital Allocation Committee, which reports to the Board of Directors.

In addition to the committee meetings, the business area holds monthly meetings  with officers and heads of products and segments to ensure they are informed about the evolution of the portfolio of loans and advances, delinquency, impairment of loans and advances, credit recovery, portfolio limits and concentrations, and other items. This information is also reported to the Audit Committee.

The business area also tracks each internal or external event that may significantly impact credit risk for the organization such as mergers, bankruptcies or crop failures and monitors sectors of economic activity in which the company has most exposure risks.

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

This risk is identified, measured, mitigated and controlled, and the market risk guidelines and limits of exposure profile to market risk, are monitored independently on a daily basis.

All activities exposed to market risk are mapped, measured and classified according to probability and magnitude, with their respective mitigation plans approved by the governance structure.

Bradesco 55

Form 20-F

Our risk  management process involves the participation of all levels of the organization, from business units to the Board of Directors.

Market risk measurement and control are carried out by methodologies adjusted to each situation, such as Value at Risk (VaR), Economic Value of Equity (EVE), stress testing and sensitivity analysis, and limits for earnings management and financial exposure.

In spite of being controlled separately, the trading portfolio risk and the risk associated to banking portfolio positions are measured through the VaR Delta-Normal one-day methodology adjusted with gamma and vega risks of the option transactions with a 99% confidence level and for calculating volatilities and correlations we use statistical methods that allocate more weighting to recent returns.

The VaR methodology provides an estimate of maximum potential loss that may be expected for a given adverse event, and volatilities and correlations are derived from statistical methods. Measurement and management of the banking portfolio's interest rate risk are based on the EVE methodology, which measures the economic impact on our positions of economic scenarios devised by us in order to determine positive and negative trends in interest rate yield curves that may affect our investment and funding.

In line with corporate governance and in order to preserve and strengthen our management of market and liquidity risks, as well as to meet the requirements of CMN Resolution No. 3,464/07, the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed every year by the relevant committees and the Board of Directors itself, providing the main operational guidelines for accepting, controlling and managing market and liquidity risk.

In addition to this policy, we have several specific rules that regulate the market and liquidity risk management process, including:

•      classification of operations;

•      reclassification of operations;

•      trading in government or private securities;

•      use of derivatives; and

•      hedging.

Market Risk Management Process

Our market risk management process is run on a corporate wide, centralized and independent basis. This process involves diverse areas with specific duties, in the measurement and control of market risk, which enabled us to be the first financial institution in Brazil authorized by the Central Bank to use, as of January 2013, its market risk internal models, which were already used in its management, in order to calculate its regulatory capital requirement. The management process, approved by the Board of Directors, is also reassessed  annually by the relevant committees and the Board of Directors itself.

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

56 Form 20-F – December 2012

Form 20-F

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

In addition to daily reports, exposures are discussed weekly by the Treasury's Executive Committee, which assesses results and risks and discusses and validates  strategies for the coming  weeks. Both governance process and limits are validated by the Integrated Risk and Capital Allocation Committee and submitted for approval by the Board of Directors, and reviewed at least once a year.

For more information on how we evaluate and monitor market risk, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Liquidity risk

Liquidity risk is represented by the possibility of the institution failing to effectively comply with its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

Understanding and monitoring this risk is crucial, especially for us to be able to settle transactions in a timely and secure manner.

Liquidity Risk Management Process

We manage our liquidity risk process on a group  wide basis with centralized monitoring which includes daily monitoring of available funds, compliance with minimum liquidity levels, and contingency planning for high-stress situations.

Our policy for risk management and market liquidity is approved by the Board of Directors, whose objectives include ensuring standards, criteria and procedures to guarantee the establishment of the Minimum Liquidity Reserve (RML), as well as the strategy and action plans for liquidity crisis situations. The policy and controls we established fully comply with CMN Resolution No. 4,090/12.

Our criteria and procedures determine the minimum liquidity reserve to be maintained on a daily basis and the types of assets considered as available funds. Additionally, we determine instruments for management of liquidity in normal and crisis scenarios, with strategies to be followed in each case.

Our liquidity risk is managed by the Treasury Department, based on the positions provided by the back-office controls positions, which provides liquidity information to our management and monitors compliance with established limits. The Integrated Risk Control Department is responsible for measuring liquidity reserve requirements methodology, control over limits established by type of currency and company (including for non-financial companies), reviewing policies, standards, criteria and procedures, and drafting reports for new recommendations.

Liquidity risk is monitored at meetings of the Treasury's Executive Committee, which controls liquidity reserves and maturity and currency mismatches. Additionally, monitoring activity is also conducted by the Risk Management and Market Liquidity Executive Committee, the Integrated Risk and Capital Allocation Committee and the Board of Directors.

Operational Risk

Operational risk is the loss resulting from inadequate or faulty internal processes, people, systems and external events. This includes legal risk, but does not consider strategic and reputational risks.

Bradesco 57

Form 20-F

Operational Risk Management Process

We use a group wide, centralized and independent approach, with an emphasis on continuous improvement, to monitor the dynamic evolution of our business and minimize the existence of gaps that may compromise the quality of this  management process, which is conducted within the following framework:

•        jointly identifying events arising from operational risk events and reporting losses;

•      standardizing the reporting format for various departments through the Internal Corporate Control Risk (ROCI) system developed by our Integrated Risk Control Department for daily and/or monthly delivery of operational risk event data;

•      receiving, processing and reconciling data for entering in the corporate operational risk database; and

•      using the database for statistical modeling of events to calculate operational VaR.

The Integrated Risk Control department controls and monitors our operational risk.

It holds meetings with other departments to discuss subjects related to the management of operating losses and the effectiveness of controls implemented to mitigate existing and potential risks and new ones that may arise. This involves using a set of data, both internal and external, scenarios and indicators for continuous monitoring of unexpected events over a 1-year period.

The Integrated Risk Control Department coordinates the Operational Risk Management Executive Committee, and relevant subjects are reported to the Audit Committee and subsequently the Integrated Risk Management and Capital Allocation Committee, which reports to the Board of Directors.

The governance process is approved by the Board of Directors being  reviewed at least once a year.

Management of internal controls and compliance

The Internal Controls and Compliance Department independently certifies effectiveness and execution of controls that ensure acceptable risk levels in the Organization processes.

Internal control area

We maintain all components of the internal controls system up-to-date, to mitigate possible potential losses arising from risk exposure and to strengthen processes and procedures focused on management of internal controls and also on corporate governance.

The Internal Controls Area is in charge of:

•      management of internal controls, determining criteria and methodologies to identify, classify, evaluate and monitor risks and their controls;

•      conducting a corporate self-evaluation aimed  at determining the level of knowledge, understanding and compliance with matters deemed as relevant, such as ethics, information security and the prevention of money laundering;

•      applying operational self-evaluation in the branch network, Prime and Varejo segments, in order to assess perception of branch-level management and compliance for internal controls of administrative and business activities undertaken in these units;

•      coordinating and/or taking part in actions aimed at strengthening the ethical culture of employees, in accordance with the guidelines issued by our  Ethical Conduct Committee; and

•      preparing conformity reports to include the consolidated results of departments and which are submitted, on a semiannual basis, to the Audit and Internal Controls and Compliance Committees, Diretoria Executiva and Board of Directors, for approval purposes.

Internal Controls Management

The effectiveness of our  internal controls is based on our staff, processes and technology. In this context, our skilled professional staff is working exclusively on previously defined and determined processes with the appropriate technology for business needs.

58 Form 20-F – December 2012

Form 20-F

Policy for internal controls and compliance and risk and controls management corporate methods are duly formalized and aligned with the main control frameworks such as the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and Control Objectives for Information and Related Technology (“COBIT”), which cover both business and technology aspects, complying with the requirements of Resolution No. 2,554/98, of the CMN, PCAOB – Public Company Accounting Oversight Board, and of Section No. 404 of the US Sarbanes-Oxley Act.

The work on internal controls is developed together with a number of areas managing our  services, products and processes, which adherence tests are applied with the required frequency, with the results reported to our Audit and Internal Controls and Compliance Committees and the Board of Directors. In case of non-conformity, the respective correction action must be forwarded for addressing with due follow-up.

The set of these actions is translated into the improved quality of operating processes and the dissemination of the importance of the control culture, ratifying the improvement of best practices.

Prevention of Money Laundering and Terrorism Financing

We maintain specific policies, principles, procedures and systems to prevent and/or detect the utilization of our structure, products and services for money laundering and terrorist financing purposes.

We make investments in staff training and programs and these include various formats, such as booklets, videos, courses, folders, e-learning courses and classroom sessions specifically tailored to different business areas that require them.

Any suspect or unusual cases identified are forwarded to the Committee on Assessment of Suspicious Transactions, composed of a number of areas, which assess the need for reporting to Regulatory Bodies. The PLD/FT program is supported by the Prevention and Combat of Money Laundering and Terrorism Financing Executive Committee, which meets regularly every three months to assess work and the need for procedures aligned with the standards set by regulatory agencies and best practices locally and internationally.

Area of independent validation of models

Our “Independent Validation of Models” area is in charge of stating an independent and educated opinion on whether the internal models work in conformity with the intended purposes and the achieved results are proper for their intended use, reporting its activities to the “Committee on the Integrated Management of Risks and Capital Allocation (COGIRAC).”

Following guidelines and directives posed by the New Capital Accord – Basel II and complying with Central Bank requirements, our internal risk-management models are subject to a continuous review process known as "independent validation process" to ensure quality and appropriate responses for their goals.

Corporate security

The Corporate Security Department was created in September 2009 in order to strengthen fraud prevention, data security, and business support systems. It reports to the Diretoria Executiva and its main purpose is to act on the strategic corporative level to ensure the functioning of the self-service network channels and information systems, as well as to access, process and propose improvements to prevent any critical exposure to vulnerability, based on a global overview of incidents and trends obtained internally and externally. The department also acts as the focal point for compiling technical reports on strategic security aspects, and our implementation of products, services or processes.

Among the main "Corporate Security Global Vision" responsibilities, we highlight the following:

•      defining our system for data security management, based on our corporate policy for information security and a set of directives and guidelines dealing with the principles of confidentiality, integrity and availability. The objective is to protect our information assets and those of our customers. These activities are complemented by awareness and training initiatives for all our collaborators, and by assessments of data-security risks for our products, services and processes;

•      our fraud-prevention and electronic-channel security areas are tasked with managing processes to detect and mitigate risks in order to prevent any financial losses or adverse effects to our  image. They monitor transactions on electronic service channels and track strategic and corporate actions in order to propose solutions to managers of technical and business areas, thus enhancing security to products and electronic service channel accesses; and

Bradesco 59

Form 20-F

•      the strategic and operating management of identity process and logical access to applications, aiming at protecting the system resources, in addition to working with the business units and technology, with the purpose of defining and restructuring automated controls and coordinating, on a corporate basis, of all actions inherent in the access management.

Credit policy

Our credit policy is focused on:

•      ensuring the safety, quality, liquidity and diversification of asset allocation;

•      pursuing flexibility and profitability in business; and

•      minimizing risks inherent to loans and advances.

Our credit policy defines criteria for lending and setting operational limits. Credit decisions are made at the branch level and, if necessary, higher levels of authority including our board directors depending on the rules in our internal policy. In reviewing loan applications, our Diretoria Executiva also approves the models for assessment and credit processes used by our branches and departments for each type of loan.

Our transactions are diversified and target individuals and companies that show ability to pay and stay in good standing. In all cases, we aim to have them secured by appropriate collateral for risks involved, from the point of view of uses of funds and repayment periods, as well as risk ratings. The Central Bank’s risk rating system has nine categories ranging from "excellent" to "very poor." In conformity with our commitment to the ongoing development of our methodologies, the credit risk rating for our clients/economic groups is based on a range of seventeen levels, of which thirteen represent accrual loans. This provides more adherence to the requirements set forth in the New Basel Accord (Basel II). For more details, see "Item 4.B. Business Overview-Regulation and Supervision-Banking regulations-Treatment of loans and advances."

The lending limits set for our branches reflect size and collateral provided for loans. However, branches have no authorization to approve an application for credit from any borrower who:

•      is rated less than "acceptable" under our internal credit risk classification system (score and rating);

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

Our maximum limit of exposure per client (i.e. individuals, companies or other economic groups) is determined by client rating and the maximum exposure is up to 10% of the Bank shareholder´s equity.

60 Form 20-F – December 2012

Form 20-F

Any cases in which the maximum level of exposure per client exceeds the thresholds as set out in the table below and in which the total exposure equals or exceeds R$1.2 billion should be submitted for appreciation of the Board of Directors.

Client Rating	As a % of Shareholders´ Equity
AA1	10
AA2	9
AA3	8
A1	7
A2	6
A3	5
B1	4
B2	3
B3	2
C1	1
C2	0.7
C3	0.5
D	0.3

Our credit policy is continuously developing and as part of our risk management process, we continue to improve our credit granting procedures, including procedures to gather data on borrowers, calculate potential losses and assess applicable classifications. Additionally, we assess our institutional credit risk management in view of the recommendations by the Basel II Accord, including:

•      restructuring our methodology to calculate possible losses;

•      identifying and implementing changes in our reporting processes to improve our loan portfolio management;

•      restructuring our information control structure; and

•      assessing the organizational structure of our loan assessment practices, including analyzing the demand for technology and addressing new issues.

Bradesco 61

Form 20-F

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

We use a specialized credit scoring evaluation system to analyze these loans, allowing us to build a level of flexibility and accountability, besides standardizing the procedures in the process of analyzing and deferring loans. All models are constantly monitored and revised whenever necessary. Our Credit Department has a dedicated team developing models and working on the continuous improvement of these tools.

We provide our branches with tools that allow them to analyze loans and advances for individual clients in a rapid, efficient and standardized manner and to produce the corresponding loan contracts automatically. With these tools, our branches can respond quickly to clients, keep costs low, and control the risks inherent to consumer credit in the Brazilian market.

The following table shows limits established for approval of loans to individuals outside the discretion of our branches:

Total Risk Amount	R$ in thousands
Decision‑making authority
Credit department	up to 14,000
Credit director	up to 18,000
Executive credit committee (Daily Meeting)	up to 60,000
Executive credit committee (Plenary Meeting)	up to 2,000,000
Board of Directors	over 2,000,000

62 Form 20-F – December 2012

Form 20-F

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
(4) Branch with total deposits equal to or above R$15,000,000; and
(5) Branch with exclusive middle market companies.

The following table shows limits established for approval of loans to corporate customers outside the discretion of our branches:

Total Risk Amount	R$ in thousands
Decision‑making authority
Credit department	up to 14,000
Credit director	up to 18,000
Executive credit committee (Daily Meeting)	up to 60,000
Executive credit committee (Plenary Meeting)	up to 2,000,000
Board of Directors	over 2,000,000

In order to serve customers' needs as soon as possible and securely, the credit department uses segmented analyses with different methodologies and instruments for credit analysis in each segment, in particular:

•      in the "Varejo," "Prime" and "Private – Individuals" segments, we consider the individual's reputation and credit worthiness, profession, monthly income, assets (goods and real property, any liabilities or interests in companies), the bank indebtedness and history of their relationship with us, checking loans and advances for repayment dates and rates as well as and the guarantees involved;

•      in the "Varejo – Corporate Customers" segment, in addition to the points above, we focus on the owners of the relevant company, as well as considering the period in business and the monthly revenues;

•      in the "Empresas" (middle market) and "Corporate" segments, management capability, the company/group's positioning in the market, its size, the economic-financial evolution, cashflow capability, and business perspectives, our analysis always includes the proponent, its parent company/subsidiaries, and the type of business; and

Bradesco 63

Form 20-F

•      this also includes analyses of social and environmental risk for projects that require customers to show compliance with social and environmental regulations and the Equator Principles, consisting of socioenvironmental criteria required as conditions for loans, which was introduced in 2002 by the International Finance Corporation (IFC), the World Bank's financial arm.

Deposit-taking activities

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2012, our total deposits were R$211.9 billion, representing 29.0% of our total liabilities.

We provide the following types of deposit and registration accounts:

•      checking accounts;

•      savings accounts;

•      time deposits;

•      interbank deposits from financial institutions; and

•      accounts for salary purposes.

The following table shows total customer deposits and deposits from banks by type and source, as of the dates indicated:

As of December 31,	% of total deposits	R$ in thousands
	2012	2012	2011	2010
From customers
Demand deposits	17.8%	37,684,126	32,535,978	35,775,239
Savings deposits	32.6%	69,041,721	59,656,319	53,435,652
Time deposits	49.1%	104,045,463	124,128,641	102,157,837
Others	-	-	-	1,107,220
Deposits from banks
Demand deposits	0.3%	727,647	583,017	449,671
Interbank deposits	0.2%	382,474	519,786	275,445
Total	100.0%	211,881,431	217,423,741	193,201,064

Under monetary authority regulations, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our customers and deposits from leasing companies and foreign-currency short positions with the Central Bank as compulsory deposits, as follows:

•      Demand deposits: we are required to deposit 44.0% of the average daily balance of demand deposits, collection of receivables, payment of taxes, third party funds in transit and obligations for the provision of payment services, exceeding R$44.0 million, in the Central Bank on a non-interest-bearing basis (which will increase to 45.0% as of July 2014). In December 2012, the Central Bank authorized the use of up to 20.0% of this balance to offer financing for the acquisition of certain capital assets, trucks, and export of consumable goods, among others, subject to certain conditions. This change was aimed at enabling a larger flow of funds into the market and encouraging the economy to grow;

•      Savings deposits: each week we are required to deposit in an account with the Central Bank an amount in reserves equivalent to 20.0% of the total average balance of our savings account deposits. The account bears interest annually at “TR” plus interest rate of 6.2% and Reference Rate (“TR”) plus 70% of SELIC rate for funding carried out from May 4, 2012, when SELIC rate is lower than 8.5% per annum;

•      Time deposits: we are required to deposit in an account with the Central Bank 20.0% of the amounts recorded under the following items: (a) time deposits; (b) leasing companies' CDIs; (c) currency exchange acceptance funds; (d) notes backed by debentures; (e) securities issued by the bank itself; and (f) contracts assuming liabilities related to foreign transactions in excess of R$30.0 million. The amount required is collected in cash and we earn remuneration on the amount deposited at the SELIC rate, although the balance earning remuneration may not exceed the lesser of the following: (a) the amount required less deductions stipulated in rules issued by the Central Bank; and (b) the amount required multiplied by the following percentages: (i) 50.0%, for the calculation period starting on October 15, 2012, and for the compliance period starting on October 26, 2012; (ii) 64.0% for the calculation period starting on February 10, 2014 and for the compliance periods starting February 21, 2014; (iii) 73.0% for the calculation period starting on April 14, 2014 and for the compliance periods starting April 25, 2014; (iv) 82.0% for the calculation period starting on June 9, 2014 and for the compliance periods starting June 20, 2014; and (v) 100% for the calculation period starting on August 11, 2014, and for the compliance period starting on August 22, 2014. These percentages and dates have been frequently changed by the Central Bank, and may be subject to further changes without prior notice;

64 Form 20-F – December 2012

Form 20-F

•      The amount required may be deposited after deduction of an amount equal to certain transactions made by banks, and this deduction is limited to 50.0% of the amount required. With this schedule, and by not remunerating a part of our time deposits, the intention of the Central Bank was to stimulate the investment by major banks in the acquisition of credit portfolios from smaller banks, since we are allowed to invest up to 50.0% of our compulsory time deposits for that purpose; and

•      Short position in foreign exchange: we are required to make daily deposits amounting to 60.0% of our short position in foreign exchange, net of our long position, less the lower of the: (i) US$3 billion; or (ii) the amount corresponding to our current Tier I regulatory capital. We make cash deposits on a non-interest-bearing basis by the second business day after determining our foreign exchange position, without any exchange rate adjustment.

In addition, we are required to deposit each week in an account with the Central Bank an additional amount corresponding to (a) 11.0% on the average time deposits balance (pursuant to Circular 3,655/13) plus (b) 10.0% of the average balance of our saving account deposits. This additional amount is provided in reserves and we earn interest at the SELIC rate. It should be highlighted that rules on additional deposits have been frequently changed by the Central Bank, and may be subject to further changes without prior notice.

Present Central Bank regulations require that we:

•      allocate a minimum of 34.0% of cash deposits to providing rural credit (if we do not do so, we must deposit the unused amount in a non-interest-bearing account with the Central Bank);

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

Savings deposits in Brazil typically only pay interest at the “TR” reference rate plus 6.2% per annum, or Reference Rate (“TR”) plus 70% of SELIC rate for funding carried out from May 4, 2012, if the SELIC rate is lower than 8.5% per annum after funds have been left on deposit for at least one calendar month by individuals or non-profit entities, and 90 days by profit-corporations. Income from individual savings accounts is exempt from income tax.

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

Bradesco 65

Form 20-F

We issue interbank deposit certificates (CDIs) to other financial institutions. Trading in these CDIs is restricted to the interbank market. They are traded at a pre- or post-fixed rate for one day or longer terms.

Other funding sources

Our other funding sources include capital markets, import/export operations and onlending.

The following table sets forth the source and amount of our other funding sources as of the dates indicated:

As of December 31,	R$ in thousands
	2012	2011	2010
Funding Sources
Real estate credit notes	4,229,511	2,143,931	776,787
Agribusiness notes	3,894,203	2,538,970	1,699,710
Mortgage notes	826,843	1,309,705	1,277,455
Financial notes	28,220,510	27,101,075	7,801,246
Euronotes	10,761,614	4,470,662	1,659,951
Subordinated debt	34,851,714	26,910,091	26,314,946
Debentures (non-convertible)	-	-	743,127
Securities issued through securitization of payment orders and credit card receivables	3,619,412	4,066,626	3,851,489
Funding in the open market	175,530,009	149,940,436	132,999,577
Borrowings	8,111,102	17,257,442	7,989,907
Onlendings	36,075,056	35,989,495	30,206,317
Total	306,119,974	271,728,433	215,320,512

Our capital markets operations act as a source of funding to us through our transactions with financial institutions, mutual funds, fixed income and equity investment funds and foreign investment funds.

As of December 31, 2012, 2011 and 2010, funding in the open market accounted for, respectively, 57.3%, 55.2%, and 61.8%, respectively of our other funding sources. These amounts include securities attached to repurchase agreements mainly comprising Brazilian government securities and corporate debt securities. This type of operation is usually short-term and volatile in terms of volume since they are directly impacted by market liquidity.

In order to provide our customers with loans through onlending, including credit lines for import and export finance, we maintain credit relationships with various American, European, Asian and Latin American financial institutions.

We conduct onlending operations where we act as the transfer agent for development agency funds, granting credits to third parties, which are in turn funded by development organizations. BNDES, the International Bank for Reconstruction and Development or IBRD and the Inter-American Development Bank or IDB are the principal providers of these funds. The lending criteria, the decision to lend and the credit risk are our responsibility and subject to certain limitations set by the bodies supplying the funds.

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

Processing systems

Our data processing and communication systems are located in Cidade de Deus, Osasco – SP, in a building called the Information Technology Center (CTI). This 11,900 square meter facility was built especially to house our IT infrastructure, and has all the requirements for class-4 certification from Uptime Institute, which ensures 99.995% availability.

Data is continuously replicated in a Processing Center located at Alphaville, in the city of Barueri - SP, featuring equipment with enough capacity to take over the main system's activities in case of a problem at our Technology Center (CTI). All service channels have telecommunications services that work with either of the two processing centers. We hold annual exercises simulating situations in which our IT center is impeded in order to ensure that we have effective contingency structures, processes and procedures in place. All these exercises are monitored by our business managers. In addition to all backup copies of electronic files stored and maintained at our IT center, second copies are saved and maintained in the Alphaville Processing Center.

66 Form 20-F – December 2012

Form 20-F

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

We have intruder detection, antivirus and antispam systems designed to provide IT protection. Moreover, we  continuously upgrade  the security of our  main software programs. We use web server digital certification and HSM 8000 cryptographic and ICSF coprocessor equipment. Periodic assessments of IT environments are made using specific tools for this purpose. An independent auditing firm tests our  IT protection systems on an annual basis.

Our internet systems have a separate infrastructure, enabling different customer segments (individuals, corporate, staff) to use resources independently.

Seasonality

Generally our consumer financing business (including our credit card business, financing of goods and others) has some seasonality, with increased levels of credit card transactions and financing of goods in the end of the year and a subsequent decrease of these levels at the beginning of the year. We also have some seasonality in our collection fees at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil.

Competition

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services market are highly competitive and have undergone an intensive consolidation process in the past few years.

As of December 31, 2012, publicly owned financial institutions held 44.4% of the National Financial System's assets, followed by private sector locally owned financial institutions (taking into consideration financial conglomerates) with a 39.1% share and foreign-controlled financial institutions, with a 16.5% share.

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

As of December 31, 2012, according to Central Bank data, there were 178 financial conglomerates providing a wide full range of services including: (i) 137 multiple banks; (ii) 22 commercial banks; (iii) 14 investment banks; (iv) 4 development banks;  and (v) 1 savings bank (namely Caixa Econômica Federal). For further information on risks related to competition, see "Item 3.D. Risk Factors-Risks Relating to Bradesco and the Brazilian banking industry-The increasingly competitive environment in the banking and insurance segments in Brazil may negatively affect the prospects of our business."

On April 26, 2012, Circular No. 3,590 was issued, determining that the following transactions should be analyzed by the Central Bank with respect to their effects on competition, notwithstanding the review related to the stability of the financial system: (a) transfers of ownership control; (b) takeovers; (c) mergers; (d) business transfers; and (e) other means of business concentration. In August 2012 the National Monetary Council ("CMN") set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for exercising positions in statutory or contractual bodies.

Bradesco 67

Form 20-F

Credit cards

The Brazilian credit card market is highly competitive, with approximately 203.0 million credit cards issued as of December 31, 2012, according to ABECS. Our primary competitors are Banco do Brasil, Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and benefits offered.

Leasing

In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers and large banks. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset management

The asset management sector in Brazil ended 2012 with R$2.2 trillion in assets, a nominal growth of 15.4% as compared to 2011, according to ANBIMA. This increase was largely the result of assets revaluations and, to a lesser extent:

•      the net funding of R$21.0 billion in multimarket funds, mostly in view of the creation of exclusive funds, and the positive funding in fixed income funds of approximately R$9.3 billion;

•      the large inflow of funds into private supplementary pension plan funds, which ended 2012 with a positive balance of R$35.0 billion in net funding; and

•      the consolidation of the market of funds in structured investments, and noteworthy was the real estate funds, which ended December with Net Equity of R$40.0 billion.

Our group accounted for 19.4% of the asset management market in Brazil in December 2012 (ANBIMA). BRAM, one of the leaders in asset management, accounted for a 12.7% share of this market (ANBIMA).

The data provided by ANBIMA also indicate that our group was the leader in funding of managed assets in 2012 (R$28.7 billion), and BRAM led the funding of managed funds in the same year (R$28.9 billion). In the asset management segment, BRAM’s main competitors are Banco do Brasil and Itaú Unibanco.

BRAM’s competition strategy is to develop new alternative strategy products and to reaffirm its leadership in fixed income and equities management, supporting the portfolio managers’ experience and success with a fundamental approach built from a strong team of analysts and an independent team of macroeconomists.

In 2012 among the new products launched by BRAM are the “BDRs Tier I Funds,” intended for investors willing to invest in US companies’ shares, and “Quantitative Funds,” whose management strategies also benefit from statistical models and filters. Additionally, products with strategies on commodities were created, opening new frontiers for customers’ diversification of investments, as well as long-term hedged capital strategies, by which the investor may enjoy a possible stock exchange upward move without risking the invested capital.

In the international area, BRAM expanded its group of funds in Luxembourg – called “Bradesco Global Funds” – with the addition of two new funds: the “Short Duration and the Latin America Equity funds.” The Short Duration fund is aimed at obtaining returns higher than those of the Money Market funds, with low risk. The Latin America Equity fund invests in shares of companies in Latin America, including Mexico, Chile, Peru, Colombia and Brazil. Accordingly, the group is consolidated with the offering of six funds, with the “Small Cap” fund been granted the highest rating (five stars) from Morningstar.

Insurance, pension plans and capitalization bonds

Insurance sector

As of December 31, 2012, Grupo Bradesco de Seguros e Previdência, the leading insurance company in the Brazilian market with a 24.8% market share faced increased competition from a number of Brazilian and multinational corporations in all types of insurance segments.

68 Form 20-F – December 2012

Form 20-F

Our principal competitors are Grupo Segurador Banco do Brasil and Mapfre, Itaú Unibanco Seguros S.A., Sul América Cia. Nacional de Seguros, Porto Seguros Cia. de Seguros Gerais, Caixa Seguros, Zurich Santander Previdência S.A. and HSBC Seguros, which account for a combined total of approximately 57.1% of all premiums generated in the market, as reported by SUSEP.

Although nationwide companies underwrite the majority most insurance business, we also face competition from local and regional companies in the health insurance segment.

Competition in the Brazilian insurance industry changed in the past few years as foreign companies started to form joint ventures with Brazilian insurance companies with more experience in the local market.

We believe that the principal competitive factors in this area are prices, financial stability, name recognition and services. At the branch level, we believe competition is primarily based on the level of services, including the handling of claims, level of automation and development of long-term relationships with customers. Our  ability to distribute insurance products through our branch network gives us a competitive advantage over most other insurance companies because we benefit from cost savings and marketing synergies.

Pension plan sector

The monetary stabilization brought by the Real Plan stimulated the pension plan sector and the Brazilian market attracted new international players. Bradesco Vida e Previdência is currently the pension plan market leader with 29.6% of total contributions in the sector, according to SUSEP. We believe that the Bradesco brand name, together with our extensive branch network, strategy, our record of being in the forefront and our product innovation, are our competitive advantages.

Capitalization bonds sector

As of December 31, 2012, Bradesco Capitalização was the second in the industry ranking with 23.1% of revenues from capitalization bonds and 24.2% in terms of technical provisions, according to SUSEP. Our principal competitors in the capitalization bonds sector are: Brasilcap Capitalização S.A., Itaú Unibanco Capitalização S.A., Sul America Capitalização, Caixa Capitalização S.A., Zurich, Santander Capitalização S.A., Aplub Capitalização and Icatu Seguros. The principal competitive factors in this industry are offering low-cost products with more frequent prize draws, security, financial stability and brand recognition.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the (CMN).

Principal financial institutions

As of December 31, 2012, 13 financial conglomerates operated in Brazil, consisting of public-sector commercial and multiple-service banks controlled by federal and state governments (including Caixa Econômica Federal and investment banks) and 151 financial conglomerates consisting of private-sector commercial and multiple-service banks. For Brazilian regulatory purposes, insurance companies, private pension plans and capitalization bonds providers are not considered financial institutions.

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

Bradesco 69

Form 20-F

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

Private sector financial institutions

As of December 31, 2012, Brazil’s private-sector financial industry comprised:

•      165 financial conglomerates (including commercial, investment and multiple-service banks) that provide a full range of commercial banking, investment banking (including underwriting and trading in securities), consumer finance and other services including fund management and real estate finance; and

•      58 consumer credit companies, 118 securities dealers, 151 securities and foreign exchange brokerage firms, 30 leasing companies, 12,792 investment funds and 12 savings and loans associations/ real estate financing companies.

Principal regulatory agencies

CMN

CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•      regulating lending by Brazilian financial institutions;

•      regulating Brazilian currency issue;

•      supervising Brazil's reserves of gold and foreign exchange;

•      determining saving, foreign exchange and investment policies in Brazil; and

•      regulating capital markets in Brazil.

In December 2006, CMN asked the CVM to devise a new "Risk-Based Supervision System" in order to: (i) identify risks to which the market is exposed; (ii) rank these risks in order of severity; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Among other effects, this system provides for a fast-track reviewing process for the issuance of securities.

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

70 Form 20-F – December 2012

Form 20-F

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

The CVM is responsible for the supervision and regulation of equity funds. In addition, since November 2004, the CVM has had authority to regulate and supervise fixed-income asset funds. For more information, see "Regulation and Supervision – Asset management regulation."

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

Bradesco 71

Form 20-F

Capital adequacy and leverage

Brazilian financial institutions are subject to capital measurement and standards based on a weighted risk-asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. The Basel Accord requires banks to have a capital to risk-weighted assets ratio of at least 8.0%. At least half of total capital must consist of Tier I capital. Tier I, or core, capital corresponds to equity less certain intangibles. Tier II capital includes asset revaluation reserves, and contingency reserves and subordinated debt, subject to certain restrictions. Tier II capital must not exceed Tier I capital.

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

In October 2009, the Central Bank reduced minimum capital requirements from 11% to 5.5% on loans to micro and small companies that are backed by one of the two guarantee funds created by the government in 2009 with a R$4 billion budget. For further details see "Item 5.B. Liquidity and Capital Resources - Capital Compliance with capital requirements."

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

In accordance with the draft rules that the Central Bank submitted to public consultation in February 2012, Brazil will follow the agreed international schedule for the gradual adoption of capital definitions and requirements over the coming years. The schedule that was originally proposed by the Central Bank was supposed to have effect from January, 2013 until January 1, 2019, but in March, 2013, CMN Resolutions No. 4,192/13, No. 4,193/13, No. 4,194/13 and No. 4,195/13 changed this timeline, so that the new requirements will become effective on October 2013, with the same end date.

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

72 Form 20-F – December 2012

Form 20-F

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

Financial institutions, except for credit cooperatives, must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

Under certain conditions and within certain limits, financial institutions may include subordinated debt when determining their capital requirements in order to calculate their operational limits, provided that this subordinated debt complies with the following requirements:

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

In November 2012 the Central Bank issued guidance on the procedures for calculating Required Reference Equity.

Bradesco 73

Form 20-F

Risk Weighting

Pursuant to Circular No. 3,644, of March 4, 2013, the Central Bank consolidated the risk weighted factors applied to different exposures in order to calculate capital requirement through a standardized approach. According to this standard, the following factors, in summary, should be applied:

(i) 0% of exposures of (a) amounts held in cash, in local currency; (b) amounts held in kind, in the foreign currencies, subject to certain requirements; (c) investments in gold, financial assets and foreign exchange instruments, as well as exposure to the underlying asset represented by the gold, financial assets and foreign exchange instruments; (d) operations with the National Treasury and the Central Bank, as well as securities issued by them, subject to certain requirements; (e) transactions with certain multilateral and Multilateral Development Entities (MDE), credit limits; and (f) advances from FGC contributions;

(ii) 2% of exposures of transactions to be settled in settlement systems from chambers or providers of clearing and settlement services, with the chamber or service provider acting as a central counterparty, which meets certain characteristics;

(iii) 20% of exposures of (a) bank demand deposits in local currency; (b) bank demand deposits in foreign currency, subject to certain requirements; (c) rights arising from the novation of the debt of the Salary Variations Compensation Fund (FCVS); (d) operations with maturities of less than three months, in local currency, with financial institutions and other institutions authorized to operate by the Central Bank, subject to certain requirements; (e) securities, subject to certain requirements; (f) loan operations maturing within three months, in local currency, carried out with chambers or providers of clearing and settlement services; (g) loan operations maturing within three months, in local currency, carried out in chambers or service providers of clearing and settlement services based abroad and subject to regulation consistent with the principles established by the Payment and Settlement Systems Committee (CPSS) and the International Organization from Securities Commissions (IOSCO); (h) rights representing certain operations of cooperatives; (i) transactions with central governments of foreign countries and their central banks as well as securities issued by them, subject to certain requirements; and (j) operations with maturities of less than three months, carried out with financial institutions based in the countries addressed in item "g" hereof, subject to certain requirements;

(iv) 35% of exposures related to financing for the purchase of new or used residential property, secured by liens on the financed property, whose contracted value is up to 80% of the appraised value of the guarantee the date the credit is granted;

(v) 50% of exposures of (a) transactions with financial and other institutions authorized to operate by the Central Bank, for which financial statements are not prepared on a consolidated basis, subject to certain requirements; (b) transactions with financial institutions based in countries in which events, such as the suspension of payment obligation on the external unilateral change of contractual terms relating to the payment of external obligations, among others, have not been verified in the last five years; (c) loan operations carried out with chambers or providers of clearing and settlement services deemed as systemically important under regulations in force, with maturity over three months; (d) loan operations carried out with chambers or providers of clearing and settlement services based abroad and subject to regulation consistent with the principles established by CPSS and IOSCO, with maturity over three months; (e) loans secured by liens on new or used residential property, whose contracted value is up to 50% of the appraised value of the guarantee, on the credit grant date; (f) financing for the purchase of new or used residential property, secured by a first-degree mortgage, residential property, new or used, whose contract value is up to 80% of the appraised value of the guarantee on the credit grant date; (g) financing for the construction of buildings, secured by liens or first-degree mortgages, provided that the assets for appropriation method is adopted; and (h) loans granted to the FGC;

(vi) except for those in which there is a specific risk-weighted factor, 75% of  exposures related to (a) operations that have as counterparty a legal entity whose assets portfolio total balance in the Brazilian financial system is over one hundred million reais (R$100,000,000.00) and in which the assets portfolio with the counterparty is lower than 10% of the respective reference equity, subject to certain checking requirements; and (b) retail operations, that is, that have as counterparty an individual or small legal entity, assume the format of a financial tool intended for the counterparties mentioned in item “a” above, have a total current exposure with the one and same counterparty lower than 0.2% of the retail exposure amount, and have total current exposures with the one and same counterparty lower than six hundred thousand reais (R$600,000.00), subject to certain requirements;

74 Form 20-F – December 2012

Form 20-F

(vii) 100% of exposures for which there is no Risk-Weighted Factor established by the Central Bank;

(viii) 150% of exposures contracted with individuals, except for (a) personnel credit not related to payroll loans, with or without a specific destination with term over 36 months, subject to certain requirements; (b) payroll loans taken out or renegotiated with contractual term over 60 months, subject to certain requirements; (c) financing for acquisition of automotive vehicle, with contractual term over 60 months; (d) financial leasing of automotive vehicle, with contractual term over 60 months; and (e) a loan for financing an unrelated credit-card debt, with the repayment of the card invoice scheduled by way of a payroll loan, in which the agreement sets  forth conditions that do not assure the debt settlement in a term of up to 36 months by way of discounts in payroll.This risk-weighted factor does not apply to rural loans, financing with funds from onlending of funds or special programs of the Federal Government, or those which subject is the automotive vehicle with loads of up to two tons, subject to certain requirements;

(ix) 300% of exposures of (a) personal loans without a specific destination with contractual term over 60 months, excluding payroll loans, taken out or negotiated with individuals, subject to certain requirements; and (b) deferred tax assets arising from income tax and social contribution tax loss carry-forwards on net income, pursuant to regulation in force; and

(x) 1,250% of exposures related to (a) acquisition of FIDCs subordinated class units and other investment funds, acquired from March 7, 2013; (b) acquisition of subordinated class of securitization bonds, acquired from March 7, 2013; and (c) interest in funds of guarantee of settlement of settlement systems of chambers or providers of clearing and settlement services.

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

In December 2011, the Central Bank approved a circular consolidating and redefining certain rules for compulsory reserve requirements for time deposits. The main change was the inclusion of Brazilian Treasuries in the list of assets eligible for deduction from compulsory reserves for time deposits. Some provisions relating to compulsory reserve requirements against time deposits were again amended by the Central Bank in February, May, September, November, December 2012 and March 2013.

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

Bradesco 75

Form 20-F

Asset composition requirements

Brazilian financial institutions may not allocate more than 25.0% of their reference equity to loans and advances (including guarantees) to the same customer (including customer's parent, affiliates and subsidiaries) or to securities from any issuer. They also may not act as underwriters (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their reference equity.

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

As of January 2012, a rule issued by the CMN came into effect in line with the IASB, which states different accounting criteria in cases of assignment of receivables or other financial assets depending on whether or not there is retention or transfer of risks and benefits in conjunction with the assigned asset.

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

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed. Lastly, pursuant to the Central Bank's Circular No. 3,434/09, the total of loans and advances made against these funds must be delivered to the Central Bank as collateral, as a condition for the release of the amount to the financial institution.

Foreign currency position

Transactions in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank to operate in the foreign exchange market.

As of March 2005, the previously existing "Commercial" and "Floating" markets were unified under a single foreign currency exchange regime (the "Exchange Market"), in which all foreign exchange currency transactions are concentrated. The unified Exchange Market provides for settlement in foreign currency of any commitments in reais  contracted between individuals and/or legal entities resident in Brazil and individuals or legal entities resident abroad, by submitting the relevant documentation.

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

76 Form 20-F – December 2012

Form 20-F

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

The rules addressing the foreign exchange market were again amended in April, May, June, August and December 2012.

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

Bradesco 77

Form 20-F

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

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual's income, net worth and credit history, as well as other personal data.

Financial institutions should maintain a credit risk management structure compatible with the nature of their transactions and with the complexity of products and services offered, which should also be proportional to the institution's credit risk exposure.

For regulatory purposes, financial institutions are required to classify the level of risk of their loan operations according to Central Bank criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the operation, among others, in order to identify potential provision for loan losses.

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's reference equity, and once every 12 months for all loan operations, with certain exceptions.

78 Form 20-F – December 2012

Form 20-F

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

•      loan portfolio diversification by the loan classification; and

•      non-performing loans.

Bradesco 79

Form 20-F

The Central Bank requires authorized financial institutions to compile and submit their loans and advances portfolio data in accordance with several requirements. The Central Bank may allow discrepancies in these statements of up to 5.0% per risk level and 2.5% in the reconciled total.

Exclusivity in loans and advances to customers

In January 2011, Central Bank Circular No. 3,522/11 prohibited financial institutions that provide services and loan transactions from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their customers to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered by the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

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

Currently, responsibility for settlement of a transaction has been assigned to the clearinghouses or service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearinghouse and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

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

Financial institutions were positively affected by the restructuring of the Brazilian clearing system. Under the old system, in which transactions were processed at the end of the day, an institution could carry a balance, positive or negative, a situation which is no longer allowed. Payments must now be processed in real time, and since March 2013, the amounts over R$1,000 are being processed by electronic transfers between institutions with immediately available funds. If a transaction is made using checks, an additional bank fee will be charged.

After a period of tests and gradual implementation, the new Brazilian clearing system started operating in April 2002. The Central Bank and CVM have the power to regulate and supervise the Brazilian payment and clearing system.

80 Form 20-F – December 2012

Form 20-F

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

Intervention may not exceed 12 months. During the intervention period, the institution's liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

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

Bradesco 81

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

The adjudication of RAET does not affect the regular course of the institution's business operations, which are  allowed to continue as normal, with the institution being allowed to perform all operations to which it is authorized, enabling  the maintenance of the relationship with institution's creditors and debtors. There  is no change in its undertakings with third parties, or with respect to its debts, which continue to mature in the originally contracted terms.

Repayment of creditors in liquidation

In the case of liquidation of a financial institution, employees' wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank created the Fundo Garantidor de Créditos - FGC (or Deposit Guarantee Fund) to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all Brazilian financial institutions accepting deposits from customers.

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

In December 2010, the CMN issued Resolution No. 3,931/10 with new rules for taking time deposits with a special guarantee from the FGC. Under these rules, the maximum value of the balance of such deposits is limited to the greater of the following (with a maximum of R$5 billion): (i) the equivalent of twice the reference equity, calculated on the base date June 30 earning interest monthly at the SELIC rate; (ii) the equivalent of twice the reference equity, calculated on December 31, 2008, earning interest monthly at the SELIC rate as of May 1, 2009; and (iii) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank on June 30, 2008, earning interest monthly at the SELIC rate as of May 1, 2009.

The same rule reduced the limit on taking time deposits with special FGC guarantees on the following schedule: (i) twenty percent (20%) from January 1, 2012; (ii) forty percent (40%) from January 1, 2013; (iii) sixty percent (60%) from January 1, 2014; (iv) eighty percent (80%) from January 1, 2015; and (v) one hundred percent (100%) from January 1, 2016.

In May 2012 Resolution No. 4,087/12 was issued, amending and consolidating the rules addressing the FGC bylaws and regulation. This Resolution was later amended by Resolution No. 4,115/12. In June 2012 the provisions related to the calculation basis and payment of common contributions by the FGC-associated institutions were amended.

82 Form 20-F – December 2012

Form 20-F

Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•      their activities;

•      their financial, operational and management information systems; and

•      their compliance with all applicable regulations.

The board of executive officers of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The board is also responsible for verifying compliance with all internal procedures.

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

The Brazilian Constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank authorized Bradesco to create an ADR program for its common shares in the U.S. market. As part of this authorization, the Central Bank increased the limit of foreign interest in Bradesco's capital stock from the current 14% to 30%.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules, which the Central Bank consolidated in July 2009 through Central Bank Circular No. 3,461/09, as amended by Circular 3,654/13, and subsequently in December 2010, through Circular No. 3,517/10, as amended by Circular No. 3,583/12, financial institutions must:

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

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. Records of transactions involving currency or any asset convertible to money, records of transactions that exceed R$10,000 in a calendar month, and records of check transactions must be kept for at least five years, unless the bank is notified that a CVM investigation is underway, in which case the five-year obligation may be extended. Pursuant to Circular No. 3,461/09, amended by Circulars No. 3,517/10, No. 3,583/12 and No. 3,654/13, financial institutions must implement control policies and internal procedures. The policies must: (i) specify in an internal document the responsibilities of each of the organization's hierarchical levels; (ii) include the collection and registration of timely information about customers that makes it possible to identify the risks of occurrence of these crimes; (iii) define the criteria and procedures for selecting, training and monitoring the economic-financial status of the institution's employees; (iv) include a prior analysis of new products and services from the perspective of preventing these crimes; (v) be approved by the Board of Directors; and (vi) be broadly circulated internally. The procedures described herein shall be observed by our branches and subsidiaries in Brazil and abroad.

Bradesco 83

Form 20-F

Along with these policies, Circular No. 3,461/09 also establishes additional norms related to keeping registration information up-to-date, keeping records of politically exposed individuals (either in Brazil or abroad), records of the beginning or continuation of business relations, records of financial services and transactions, records of deposits and clearance of checks deposited in other financial institutions, the use of fund transfer instruments, pre-paid card registrations, transfers of over R$100,000 in cash, and other transactions that require special attention.

Likewise, rules to combat money laundering in international transfers were defined, including more detailed operational information requirements for payment orders, such as the name and identification document of the parties involved, address and bank account when applicable. Financial institutions shall also adopt measures to obtain information about methods and practices used by their correspondents abroad so as to prevent money laundering and terrorist financing practices, and report to government authorities whenever transactions with these characteristics are detected.

Brazilian regulations list a number of potential money-laundering transaction characteristics, such as: transactions involving amounts that are incompatible with the professional, equity and/or earnings condition of the involved parties; operations evidencing default on behalf of third parties; transactions intended to create loss or gain with no economic grounds; transactions from or to countries or territories that do not apply the recommendations sufficiently or do not cooperate with the Brazilian financial activity control agencies; transactions paid in cash; transactions the complexity and risk level of which are inconsistent with the customer's technical qualification; and transactions involving non-resident parties, trustees and companies, private banking customers and politically exposed individuals.

The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Central Bank Circular No. 3,461/09, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives. Such individuals include heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, among others. Circular 3,654/13 expanded such list to include other members of the Judiciary, Legislative and Executive powers, as well as individuals who held or still hold relevant positions in foreign governments. Financial institutions are required to adopt certain mechanisms in order to: (i) identify the final beneficiaries of each transaction; (ii) identify whether these politically exposed individuals are involved; (iii) monitor financial transactions involving politically exposed individuals; and (iv) pay special attention to people from countries with which Brazil maintains a high number of business and financial transactions, shared borders or ethnic, linguistic or political relations.

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

Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. Certain exceptions apply to this obligation, however, such as: the sharing of information on credit history, criminal activity and violation of bank regulations, or disclosure of information authorized by interested parties. Banking secrecy may also be breached by court order when necessary for the investigation of any illegal act. On June 9, 2011 Law No. 12,414 was enacted, governing the set-up and consultation of data with credit scoring information on individuals and companies, in order to obtain a credit history, which could be used by institutions authorized to operate by the Central Bank. The provision of information by financial institutions was regulated by Resolution No. 4,172 of December 20, 2012.

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

84 Form 20-F – December 2012

Form 20-F

On July 9, 2012 Law No. 12,683/12 came into force, amending Law No. 9,613/98, and toughened the rules on money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and companies obliged to report transactions to COAF (Controlling Council of Financial Activities), including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20 million.

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

In March 2002, an amendment to the Brazilian Corporate Law gave the members of our Board of Directors veto rights over the appointment or removal of our independent accounting firm. For more details on appointment of directors see "Item 10.B. Memorandum and Articles of Incorporation-Organization - Voting Rights."

For additional information on the auditors of the consolidated financial statements included in this annual report see “Item 16.C. Principal Accountant Fees and Services” and “Item 16.F. Change in Registrant’s Certifying Accountant.”

Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are obliged to have our financial statements audited every six months in accordance with BR GAAP. Quarterly financial information filed with the CVM is subject to review by our independent auditors.  Additionally, as required by CMN Resolution No. 3,786 of September 2009, we have also to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the opinion of an independent auditing firm.

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

In May 2003, the CMN enacted new auditing regulations applicable to all Brazilian financial institutions; which were revised in November 2003, January and May 2004 and December 2005. Under these regulations, we are required to appoint a member of our management to be responsible for monitoring and supervising compliance with the accounting and auditing requirements set forth in the legislation.

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

Bradesco 85

Form 20-F

Since July 2004, we are required to publish a semi-annual audit committee report together with our financial statements. Our Audit Committee's first report was issued together with our financial statements for the second half of 2004.

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

Securities and all other financial assets in the investment fund's portfolio, must be registered directly with specific custody deposit accounts opened in the name of the fund except for open investment funds quotas. Such accounts must be held in registration and clearance systems authorized by the Central Bank, or certain custody institutions authorized by the CVM.

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

86 Form 20-F – December 2012

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

Bradesco 87

Form 20-F

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

Leasing regulation

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the "Leasing Law") and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as regulator of the Financial System, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

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

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity criteria, rules for which were consolidated by CNSP Resolution No. 226/10 solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

•      act as financial institutions by lending or providing guarantees;

•      trade in securities (subject to exceptions); or

•      invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements consolidated by SUSEP Resolution No. 222/10, 228/10 and 280 to 284/13.

In January 2007, Complementary Law No. 126/07 created a new policy for reinsurance (whereby underwriters obtain secondary insurance for the risks that they are insuring), retrocession and intermediation in Brazil. In practical terms, this law ended IRB's monopoly in reinsurance and retrocession with regulatory duties and activities originally attributed to IRB transferred to CNSP and SUSEP.

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

88 Form 20-F – December 2012

Form 20-F

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

As was already the case in relation to entities subject to CMN, SUSEP issued  rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions on notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities. These rules were amended and consolidated by Circular No. 445/12.

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

Open pension plans and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459, which addresses the set up, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and open supplementary pension fund entities. For more information, see "Regulation and Supervision-Asset Management Regulation."

Bradesco 89

Form 20-F

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

Since March 2012, the tax rate on forex transactions settled by foreign investors' funds entering Brazil, including those doing so through simultaneous transactions related to foreign loans subject to registration with the Central Bank, is 6% for currency loans with  repayment terms  of less than 1,800 days, including both direct loans and those related to the issue of bonds in the international markets. If the repayment term of the loan is higher than 1,800 days the IOF rate is reduced to 0%.

As of December 2010, the IOF rate on forex transactions for foreign investors in the Brazilian financial and capital markets was raised from 2% to 6%. The remittance of the investment abroad is also subject to 0% of IOF.

There are several exceptions to the general rate of 6% above-mentioned, in which case the IOF rate is 0%:

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

(iii)   entry of funds in Brazil for acquisition of shares in equity funds, venture capital funds and investment funds in shares of these funds, established as authorized by the CVM;

(iv)   settlement of simultaneous foreign exchange transactions, entered into from January 2011, for the purpose of funds entering due to cancellation of depositary receipts, for investment in shares traded on exchange;

90 Form 20-F – December 2012

Form 20-F

(v) settlement of simultaneous foreign exchange transactions, entered into from January 1, 2011, for funds entering Brazil arising from altered arrangements for foreign investors, direct investment, investment in shares traded on exchanges;

(vi)   settlement of foreign exchange transactions contracted by foreign investors for the acquisition of bond or securities issued in accordance with Articles 1 and 3 of Law No. 12,431/11; and

(vii)  settlement of exchange transactions contracted by foreign investors, including through simultaneous transactions, related to foreign transfers of funds for application in Brazil in certificate deposit of securities, named Brazilian Depositary Receipts – BDR, as regulated by CVM.

In March 2011, Decree No. 7,454/11 increased the tax rate on currency exchange transactions from 2.38% to 6.38% for payments made by credit card administrators or commercial or multiple banks acting as card issuers, when such amounts arise from the purchase of goods and services abroad by their cardholders.

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

In November 2009, the Brazilian government made use of its  prerogative to raise the IOF rate from 0% to 1.5% on transactions assigning shares of any type (including preferred shares) traded on a stock exchange in Brazil, with the specific purpose of backing an ADS issue.

In September 2011, IOF was levied on transactions involving derivative contracts. The tax rate is 1% on the notional amount, adjusted in the acquisition, sale or maturity of financial derivative contracts entered into in Brazil that, individually, result in an increase of the sold foreign exchange exposure or reduction of the purchased foreign exchange exposure.

The legislation allows for some deductions from the calculation basis, such as: (i) the sum of the notional value adjusted by the acquisition, sale or maturity of financial derivative contracts entered into in Brazil, on the day, and that, individually, results in an increase of the purchased foreign exchange exposure or reduction of the sold foreign exchange exposure, (ii) the adjusted net foreign exchange exposure purchased, obtained on the previous business day, and (iii) the reduction of the net foreign exchange exposure sold and the increase of the net foreign exchange exposure purchased compared to the previous business day, not resulting from acquisitions, sales or maturities of financial derivatives contracts.

The new legislation also establishes several specific concepts related to the levy of IOF on derivative contracts. One is the concept of "notional value set," which corresponds to the reference value of the contract – notional value – multiplied by the price change of the derivative compared to the price change of foreign currency, noting that in the case of acquisition, sale or partial maturity, the adjusted notional amount will be calculated proportionately.

IOF is also charged on gains from transactions with terms of up to 30 days for sale, assignment, repurchase or renewal of fixed-income securities such as redemption of shares in financial investment funds, equity funds or investment clubs. For more information on financial investment funds and equity funds, see "Regulation and Supervision – Asset management regulation." The maximum rate of IOF payable in such cases is 1.0% per day and decreases with the duration of the transactions, reaching zero for transactions with maturities of at least 30 days, except that the rate is currently 0% for the following types of transactions:

•      transactions carried out by financial institutions and other institutions authorized by the Central Bank as principals;

•      portfolio transactions carried out by mutual funds or investment clubs;

Bradesco 91

Form 20-F

•      transactions in equity markets, including stock, futures and commodities exchanges and similar entities;

•      redemptions of shares in equity funds, noting that in case the investor redeems the shares before completing the grace period for credit income, the rate is 0.5% per day over the surrender value of shares in equity funds;

•      Certificates of Agribusiness Credit Rights – CDCA, with Letter of Agribusiness Credit - LCA, and with Certificate of Agribusiness Receivables – CRA, established by Article 23 of Law No. 11,076/04; and

•      debentures pursuant to Article 52 of Law No. 6,404/76, with Real Estate Receivables Certificates mentioned in Article 6 of Law No. 9,514/97, and with Financial Letters mentioned in Article 37 of Law No.12,249/10.

IOF on loans transactions

IOF is levied on all types of domestic loans, including overdrafts, at a daily rate of 0.0041% applicable to legal entities. For individual taxpayers, the daily rate has been 0.0068% since December 2011. This IOF rate will be charged on principal available to borrowers, but for cases in which the amount of principal is not predetermined, in addition to the IOF levied on principal, there will be additional IOF at the same rate levied on interest and other charges, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month. In cases in which the IOF calculation base is not the sum of outstanding debt balances, IOF shall not exceed the amount resulting from applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment. In any case, IOF is subject to a maximum daily rate of 1.5% on the amount loaned. Furthermore, since January 2008, loans and advances have been subject to IOF in the form of an additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity.

IOF on insurance transactions

IOF tax is levied on insurance transactions at a rate of:

•      0%, in the case of reinsurance or mandatory insurance pertaining to housing finance provided by an agent of the housing finance system, export transactions, international transportation of goods, aviation insurance or premiums designated to fund life insurance plans containing life coverage; or

•      0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;

•      2.38% private health insurance business; and

•      7.38% of premiums paid, in the case of other segments of insurance.

Income and social contribution taxes on profits

Federal taxes on company income include two components, income tax known as "IRPJ" and tax on net profits, known as "Social Contribution" or "CSLL." Current year and deferred income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240,000. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. Current year and deferred social contribution tax is calculated based on a general rate of 9.0% of adjusted net income. However, since May 2008, financial institutions and affiliated companies have been taxed at a rate of 15.0%.

For further information on our income tax expense, see Note 17 to our consolidated financial statements in "Item 18. Financial Statements."

Companies are taxed based on their worldwide income rather than income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits. A Brazilian entity is allowed to offset income tax paid abroad against tax on the same income due in Brazil (i) under double taxation agreements (ii) up to the amount of Brazilian income taxes charged on the same income, if there is reciprocal treatment between Brazil and the country where the profit or gain was obtained, as is  the case with the United States. Profits computed at the end of each year by an offshore entity which is a branch, subsidiary or affiliate of a Brazilian entity are regarded as available to the Brazilian entity and therefore subject to income tax in Brazil.

92 Form 20-F – December 2012

Form 20-F

Profits or dividends generated and paid by Brazilian entities since 1996 are not subject to withholding income tax, nor are they included in the calculation of income tax for corporates  or individual beneficiaries  domiciled in Brazil or abroad.

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

Distributions of interest on equity paid to holders of shares, including payments to the depositary bank in respect of shares underlying ADSs or common shares ADSs, are subject to Brazilian withholding tax at a rate of 15.0%, except for payments to: (i) persons exempt and immune from tax in Brazil or (ii) persons situated in tax havens in which case, payments are subject to income tax at a rate of 25.0%. For more information on the taxation of interest on equity, see "Item 10.E. Taxation-Brazilian tax considerations-Distributions of interest on equity."

Tax losses of Brazilian companies accrued in prior years may offset income from future years up to 30.0% of annual taxable income.

Gains realized by persons resident in Brazil on any disposition of common or preferred shares in Brazilian stock exchanges or similar markets are generally taxed at the following rates:

•      20.0% if the transaction is "day-trade" on a stock exchange; or

•      15.0% for all other transactions.

In addition, persons resident in Brazil who trade on an exchange, or in commodities, futures or similar markets, except for day-trades, are subject to a withholding income tax of 0.005% as follows:

•       in the futures market, the sum of the daily adjustments, if positive, determined when closing out the position, in advance or on the settlement date;

•       in the options market, the result, if positive, of the sum of the premiums paid and received on the same day;

•       for forward contracts, which provide for delivery of the assets on a set date, the difference, if positive, between the forward price and cash price on delivery date;

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

Brazilian residents day-trading on stock, commodities or futures exchanges, or similar markets, are also subject to an additional withholding tax similar to the described above, at a rate of  1%. This tax may also be (i) deducted from the income tax levied on net monthly profit or (ii) offset with income tax due in following months (if there is any withheld tax accounted for in the balance).

Bradesco 93

Form 20-F

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

Otherwise, the same treatment afforded to residents in Brazil will be applicable.

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

The income tax rate is also zero, under certain conditions, on income from investments in private equity investment funds, investment funds in quotas of private equity investment funds and emerging markets investment funds if income is paid, credited, delivered or remitted to individual or collective beneficiaries resident or domiciled abroad (except tax havens), whose investments in Brazil are in compliance with CMN regulations and conditions. These funds must comply with CVM regulations on limits for portfolio composition, diversification and investment rules in order to benefit from the zero income tax rate.

Income of Brazilian residents from redemption, sale or amortization of shares in investment funds, private equity funds, funds of funds and emerging markets investment funds, including income resulting from liquidation of the fund, is subject to an income tax rate of 15% on the positive difference between redemption or sale value and acquisition cost.

In December 2008, the Brazilian government created the Transition Tax Regime ("RTT") to neutralize the impact of the new accounting methods and criteria introduced in December 2008, as part of Brazil's adoption of international accounting rules. The adoption of RTT which, will be in force until the law governing the tax effects of the new accounting methods and criteria becomes effective, was optional for 2008 and 2009 but became mandatory in 2010 fiscal year, including for purposes of determining the social contribution, PIS and COFINS. We have elected to adopt the RTT from the 2008 fiscal year.

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

94 Form 20-F – December 2012

Form 20-F

In November 2010, the Brazilian tax authorities issued a normative instruction altering the tax treatment applicable to variation in the monetary value of taxpayers' credit rights and obligations due to varying exchange rates. Under this new instrument, as of the 2011 calendar year, the election of tax regime for taxation of exchange-rate variations (i) may only be exercised in January of each calendar year and (ii) may only be altered during the fiscal year if there is "material variation in the exchange rate," as published by a Finance Ministry directive.

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

As of August 2004, PIS and COFINS rates were eliminated for financial income earned by companies subject to the non-cumulative applicability of these taxes. However, taxes charged on payments of interest on equity were maintained.

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

Before February 1999, we were not a COFINS taxpayer. In February 1999, COFINS was imposed on our gross revenues at a rate of 3.0%. After September 2003, this tax rate was increased to 4.0% for financial and similar institutions. The calculation base for COFINS is the same as that for PIS.

In July 2010, the Brazilian tax authorities introduced digital tax records for PIS and COFINS taxes. Under the new rule, financial and similar institutions must keep digital records for PIS and COFINS taxes relating to taxable events occurring as of January 2012.

Selected Statistical Information

Selected statistical data shown in this section for the years ended December 31, 2012, 2011, 2010 and 2009 are from our consolidated financial statements prepared under IFRS. The selected statistical data in this section for the year ended December 31, 2008 are from our consolidated financial statements prepared in accordance with U.S. GAAP and not shown in this annual report. The tables of selected statistical data are marked as "In accordance with IFRS" if derived from our IFRS consolidated financial statements or "In accordance with U.S. GAAP" if derived from our U.S. GAAP consolidated financial statements. Since they are prepared in accordance with different accounting criteria, the information for the year ended December 31, 2008 is not directly comparable to that for the years ended December 31, 2012, 2011, 2010 and 2009. In addition, information included under IFRS is presented in thousands of reais and information included under U.S. GAAP is presented in millions of reais which is the format under which we presented U.S. GAAP information in annual reports filed in prior years. Unless otherwise stated and except for U.S. GAAP information, the data included in this annual report is presented in thousands of reais.

We have included the following information for analytical purposes. You should read this information (for the years ended December 31, 2012, 2011 and 2010) in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements in "Item 18. Financial Statements."

Bradesco 95

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

96 Form 20-F – December 2012

Form 20-F

Interest-earning assets

December 31,	R$ in thousands, except %
	2012			2011			2010
	Average balance	Interest and similar income	Average yield/ interest	Average balance	Interest and similar income	Average yield/ interest	Average balance	Interest and similar income	Average yield/ interest
Interest‑earning assets
Financial assets held for trading	89,784,000	7,831,848	8.7%	87,326,233	9,076,069	10.4%	62,407,194	6,398,665	10.3%
Financial assets available for sale	66,915,243	6,434,573	9.6%	33,549,814	3,373,070	10.1%	34,888,119	3,342,997	9.6%
Investments held to maturity	3,657,763	589,835	16.1%	4,510,835	360,835	8.0%	3,778,920	438,485	11.6%
Assets pledged as collateral	94,667,517	9,090,234	9.6%	75,623,917	8,744,459	11.6%	70,498,746	6,862,222	9.7%
Loans and advances to banks	79,159,989	6,800,239	8.6%	75,900,028	9,194,044	12.1%	64,545,465	6,059,777	9.4%
Loans and advances to customers	262,855,317	48,541,218	18.5%	234,942,522	45,465,684	19.4%	194,680,442	37,765,023	19.4%
Other interest‑earning assets
Central Bank compulsory deposits	48,722,266	3,808,229	7.8%	59,239,456	6,112,337	10.3%	32,553,623	2,869,307	8.8%
Other assets	546,918	37,540	6.9%	518,296	40,774	7.9%	494,975	35,707	7.2%
Total interest‑earning assets	646,309,013	83,133,716	12.9%	571,611,101	82,367,272	14.4%	463,847,484	63,772,183	13.7%
Non‑interest‑earning assets
Cash and balances with banks	14,694,039	-	-	10,461,969	-	-	8,537,607	-	-
Central Bank compulsory deposits	8,618,901	-	-	8,348,788	-	-	9,128,771	-	-
Financial assets available for sale (shares)	7,690,050	-	-	4,162,389	-	-	3,866,314	-	-
Non‑performing loans and advances to customers (1)	10,588,578	-	-	8,001,549	-	-	7,020,334	-	-
Impairment of loans and advances	(20,501,971)	-	-	(17,719,137)	-	-	(16,008,981)	-	-
Investments in associated companies and other investments	2,285,650	-	-	1,816,492	-	-	1,624,643	-	-
Property and equipment	4,356,952	-	-	3,641,555	-	-	3,256,587	-	-
Intangible assets and goodwill	8,716,566	-	-	6,484,479	-	-	5,325,287	-	-
Current and deferred income tax	27,932,160	-	-	22,888,181	-	-	18,880,673	-	-
Other assets	39,786,292	-	-	33,099,966	-	-	33,295,759	-	-
Total non‑interest‑earning assets	104,167,217	-	-	81,186,231	-	-	74,926,994	-	-
Total assets	750,476,230	83,133,716	11.1%	652,797,332	82,367,272	12.6%	538,774,478	63,772,183	11.8%
(1) Overdue by more than 60 days.

Bradesco 97

Form 20-F

Interest-bearing liabilities

December 31,	R$ in thousands, except %
	2012			2011			2010
	Average balance	Interest and similar expense	Average yield/ interest	Average balance	Interest and similar expense	Average yield/ interest	Average balance	Interest and similar expense	Average yield/ interest
Interest‑bearing liabilities
Interbank deposits	471,502	48,582	10.3%	360,575	46,693	12.9%	516,805	38,521	7.5%
Savings deposits	62,758,934	3,623,935	5.8%	55,515,889	3,754,755	6.8%	47,792,922	2,964,110	6.2%
Time deposits	117,810,860	7,551,805	6.4%	122,328,948	11,198,180	9.2%	95,818,484	8,329,374	8.7%
Funding in the open market	152,354,820	11,756,969	7.7%	128,494,578	13,996,866	10.9%	106,591,802	9,981,262	9.4%
Borrowings and onlendings	47,408,499	2,349,470	5.0%	44,962,370	5,775,844	12.8%	33,869,850	851,093	2.5%
Funds from securities issued	50,848,755	3,439,688	6.8%	28,260,014	2,490,536	8.8%	11,501,257	730,443	6.4%
Subordinated debt	32,278,136	2,884,331	8.9%	25,335,543	2,787,681	11.0%	24,410,454	2,022,578	8.3%
Insurance technical provisions and pension plans	107,519,858	7,985,971	7.4%	89,762,154	6,705,431	7.5%	76,641,029	6,083,511	7.9%
Total interest-bearing liabilities	571,451,364	39,640,751	6.9%	495,020,071	46,755,986	9.4%	397,142,603	31,000,892	7.8%
Non-interest-bearing liabilities
Demand deposits	33,136,888	-	-	32,538,699	-	-	32,911,742	-	-
Other non‑interest‑bearing liabilities	82,827,519	-	-	72,605,080	-	-	63,819,402	-	-
Total non‑interest‑bearing liabilities	115,964,407	-	-	105,143,779	-	-	96,731,144	-	-
Total liabilities	687,415,771	39,640,751	5.8%	600,163,850	46,755,986	7.8%	493,873,747	31,000,892	6.3%
Equity attributable to controlling shareholders	62,463,588	-	-	52,424,391	-	-	44,535,636	-	-
Non-controlling interest	596,871	-	-	209,091	-	-	365,095	-	-
Total liabilities and equity	750,476,230	39,640,751	5.3%	652,797,332	46,755,986	7.2%	538,774,478	31,000,892	5.8%

98 Form 20-F – December 2012

Form 20-F

Changes in interest and similar income and expenses – volume and rate analysis

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

December 31,	R$ in thousands
	2012/2011			2011/2010
	Increase/(decrease) due to changes in
	Average volume	Average yield/rate	Net change	Average volume	Average yield/rate	Net change
Interest‑earning assets
Financial assets held for trading	259,247	(1,503,468)	(1,244,221)	2,588,751	88,653	2,677,404
Financial assets available for sale	3,214,552	(153,049)	3,061,503	(131,002)	161,075	30,073
Investments held to maturity	(79,120)	308,120	229,000	74,796	(152,446)	(77,650)
Assets pledged as collateral	1,978,884	(1,633,109)	345,775	525,026	1,357,211	1,882,237
Loans and advances to banks	380,113	(2,773,918)	(2,393,805)	1,182,771	1,951,496	3,134,267
Loans and advances to customers	5,223,278	(2,147,744)	3,075,534	7,791,666	(91,005)	7,700,661
Central Bank compulsory deposits	(973,944)	(1,330,164)	(2,304,108)	2,684,305	558,725	3,243,030
Other assets	2,165	(5,399)	(3,234)	1,734	3,333	5,067
Total interest‑earning assets	10,005,175	(9,238,731)	766,444	14,718,047	3,877,042	18,595,089
Interest‑bearing liabilities
Interbank deposits	12,601	(10,712)	1,889	(14,142)	22,314	8,172
Savings deposits	456,098	(586,918)	(130,820)	506,767	283,878	790,645
Time deposits	(399,993)	(3,246,382)	(3,646,375)	2,407,129	461,677	2,868,806
Funding in the open market	2,304,237	(4,544,134)	(2,239,897)	2,237,582	1,778,022	4,015,604
Borrowings and onlendings	298,524	(3,724,898)	(3,426,374)	363,290	4,561,461	4,924,751
Funds from securities issued	1,632,252	(683,100)	949,152	1,390,238	369,855	1,760,093
Subordinated debt	678,755	(582,105)	96,650	79,254	685,849	765,103
Insurance technical provisions and pension plans	1,319,156	(38,616)	1,280,540	995,875	(373,955)	621,920
Total interest‑bearing liabilities	6,301,630	(13,416,865)	(7,115,235)	7,965,993	7,789,101	15,755,094

Net interest margin and spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest margin with net interest spread for the periods indicated:

December 31,	R$ in thousands, except %
	2012	2011	2010
Average balance of interest‑earning assets	646,609,013	571,611,101	463,847,484
Average balance of interest‑bearing liabilities	571,451,364	495,020,071	397,142,603
Net interest income (1)	43,492,965	35,611,286	32,771,291
Interest rate on the average balance of interest‑earning assets	12.9%	14.4%	13.7%
Interest rate on the average balance of interest‑bearing liabilities	6.9%	9.4%	7.8%
Net yield on interest‑earning assets (2)	6.0%	5.0%	5.9%
Net interest margin (3)	6.7%	6.2%	7.1%
(1) Total interest income less total interest expenses;
(2) Difference between the yield on the rates of the average interest earning assets and the rate of the average interest bearing liabilities; and
(3) Net interest income divided by average interest earning assets.

Bradesco 99

Form 20-F

Return on equity and assets

The table below shows selected financial indices for the periods indicated:

December 31,	R$ in thousands, except % and per share information
	2012	2011	2010
Net income attributable to controlling shareholders	11,291,570	10,958,054	9,939,575
Average total assets	750,476,230	652,797,332	538,774,478
Average equity attributable to controlling shareholders	62,463,588	52,424,391	44,535,636
Net income attributable to controlling shareholders as a percentage of average total assets	1.5%	1.7%	1.8%
Net income attributable to controlling shareholders as a percentage of average equity attributable to controlling shareholders	18.1%	20.9%	22.3%
Equity attributable to controlling shareholders as a percentage of average total assets	8.3%	8.0%	8.3%
Dividends payout ratio per class of shares (1)	0.35	0.34	0.34
(1) Total declared dividends per share divided by net income attributable to controlling shareholders.

100 Form 20-F – December 2012

Form 20-F

Financial assets held for trading, available for sale, investments held to maturity and assets pledged as collateral

The following table shows our portfolio of securities received under resale agreements, our trading assets, available for sale securities and investments held to maturity as of the dates indicated. The amounts below exclude our investments in associated companies. For additional information on our investments in associated companies and other investments, see Note 27 to our consolidated financial statements included in "Item 18. Financial Statements." The amounts also exclude our compulsory deposits held in Brazilian government securities, as required by the Central Bank. For more information on our compulsory deposits, see Note 19 to our consolidated financial statements included in "Item 18. Financial Statements." We state our financial assets held for trading and available for sale at market value. See Notes 2(e), 20, 21 and 22 to our consolidated financial statements included in “Item 18. Financial Statements,” for more details of our treatment of securities received under resale agreements, financial assets held for trading, available for sale and investments held to maturity.

December 31,	R$ in thousands, except %
	2012	2011	2010
Financial assets held for trading
Brazilian government securities	46,015,587	53,506,040	45,614,460
Corporate debt and marketable equity securities	36,221,243	24,451,335	21,008,435
Bank debt securities	18,485,686	10,823,463	4,784,402
Mutual funds	7,650,252	6,791,968	2,075,468
Derivative financial instruments	3,222,631	955,912	1,650,708
Foreign government securities	244,168	50,092	71,004
Brazilian sovereign bonds	-	18,267	29,714
Total financial assets held for trading	111,839,567	96,597,077	75,234,191
Financial assets held for trading as a percentage of total assets	14.0%	13.4%	12.5%
Financial assets available for sale
Brazilian government securities	63,965,466	31,334,589	30,910,312
Corporate debt securities	10,907,129	7,450,073	4,175,012
Marketable equity securities	5,524,463	4,956,547	4,964,127
Bank debt securities	890,014	1,482,865	116,270
Brazilian sovereign bonds	273,776	24,324	13,423
Total financial assets available for sale	81,560,848	45,248,398	40,179,144
Financial assets available for sale as a percentage of total assets	10.2%	6.3%	6.7%
Investments held to maturity
Brazilian government securities	3,659,576	3,490,502	3,282,968
Brazilian sovereign bonds	56,097	620,485	5,617
Foreign government securities	-	-	105,722
Total investments held to maturity	3,715,673	4,110,987	3,394,307
Investments held to maturity as a percentage of total assets	0.5%	0.6%	0.6%

Bradesco 101

Form 20-F

The following table shows our assets pledged as collateral as of the dates indicated. For additional information about our assets pledged as collateral, see Note 23 to our consolidated financial statements included in "Item 18. Financial Statements."

December 31,	in thousands of R$, except percentages
	2012	2011	2010
Financial assets held for trading
Brazilian government securities	8,609,468	59,224,886	14,482,842
Total of financial assets held for trading	8,609,468	59,224,886	14,482,842
Financial assets held for trading as a percentage of total assets	1.1%	8.2%	2.4%
Financial assets available for sale
Brazilian government securities	19,308,061	3,465,119	30,737,679
Brazilian sovereign bonds	149,284	791,212	706,607
Corporate debt securities	3,431,710	1,913,034	2,301,906
Bank debt securities	454,320	532,758	386,974
Total of financial assets available for sale	23,343,375	6,702,123	34,133,166
Financial assets available for sale as a percentage of total assets	2.9%	0.9%	5.7%
Investments held to maturity
Brazilian sovereign bonds	267,421	292,531	809,252
Total of investments held to maturity	267,421	292,531	809,252
Investments held to maturity as a percentage of total assets	-	0.1%	0.1%
Loans and advances to banks
Interbank investments	73,913,035	30,902,540	30,275,352
Total of Loans and advances to banks	73,913,035	30,902,540	30,275,352
Loans and advances to banks as a percentage of total assets	9.2%	4.3%	5.0%

102 Form 20-F – December 2012

Form 20-F

Maturity distribution

The following table shows maturity dates and weighted average yield as of December 31, 2012, for our securities received under resale agreements, financial assets held for trading, financial assets available for sale and investments held to maturity.

As of December 31, 2012, there are no tax-exempt securities in our portfolio.

December 31, 2012	in thousands of R$, except percentages
	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		No stated maturity		Total
	Average yield		Average yield		Average yield		Average yield		Average yield		Average yield
Financial assets held for trading
Brazilian government securities	28,347,697	7.6%	14,445,497	8.0%	2,564,709	7.5%	657,684	10.4%	-	-	46,015,587	8.4%
Foreign government securities	244,168	8.6%	-	-	-	-	-	-	-	-	244,168	8.6%
Corporate debt and marketable equity securities (1)	2,972,165	10.3%	12,529,972	11.8%	16,506,968	11.3%	451,263	12.0%	3,760,875	-	36,221,243	11.4%
Bank debt securities	1,851,675	12.0%	13,432,904	12.0%	3,201,107	8.7%	-	-	-	-	18,485,686	10.9%
Mutual funds (2)	-	-	-	-	-	-	-	-	7,650,252	-	7,650,252	-
Derivative financial instruments	2,651,296	-	326,881	-	244,454	-	-	-	-	-	3,222,631	-
Total financial assets held for trading	36,067,001	-	40,735,254	-	22,517,238	-	1,108,947	-	11,411,127	-	111,839,567	-
Financial assets available for sale
Brazilian government securities	18,575,416	7.3%	7,219,460	7.9%	22,413,805	10.7%	15,756,785	11.2%	-	-	63,965,466	9.3%
Brazilian sovereign bonds	178,564	10.6%	2,832	11.0%	92,380	8.0%	-	-	-	-	273,776	9.9%
Corporate debt securities	811,925	9.6%	3,406,860	9.8%	6,688,344	10.2%	-	-	-	-	10,907,129	9.9%
Bank debt securities	68,921	8.4%	382,173	11.4%	438,920	10.9%	-	-	-	-	890,014	10.2%
Marketable equity securities (2)	-	-	-	-	-	-	-	-	5,524,463	-	5,524,463	-
Foreign government securities	-	-	-	-	-	-	-	-	-	-	-	-
Total financial assets available for sale	19,634,826	-	11,011,325	-	29,633,449	-	15,756,785	-	5,524,463	-	81,560,848	-
Investments held to maturity
Brazilian government securities	-	-	220,643	12.2%	1,676,300	14.3%	1,762,633	20.8%	-	-	3,659,576	15.7%
Brazilian sovereign bonds	11,242	10.0%	-	-	44,855	8.0%	-	-	-	-	56,097	9.9%
Foreign government securities	-	-	-	-	-	-	-	-	-	-	-	-
Total investments held to maturity	11,242	-	220,643	-	1,721,155	-	1,762,633	-	-	-	3,715,673	-
Overall Total	55,713,069	-	51,967,222	-	53,871,842	-	18,628,365	-	16,935,590	-	197,116,088	-
(1) For no stated maturity, it corresponds to marketable equity securities; and

(2) Investments in these assets are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable. These trading assets were excluded from the total yield computation.

Note: The figures above are not adjusted for exchange rate variation.

Bradesco 103

Form 20-F

The following table shows maturity dates and weighted average yield as of December 31, 2012, for our assets pledged as collateral.

December 31, 2012	in thousands of R$, except percentages
	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		No stated maturity		Total
	Average yield		Average yield		Average yield		Average yield		Average yield		Average yield
Financial assets held for trading
Brazilian government securities	1,490,621	7.6%	2,699,444	8.3%	4,419,403	9.6%	-	-	-	-	8,609,468	8.5%
Total of financial assets held for trading	1,490,621	-	2,699,444	-	4,419,403	-	-	-	-	-	8,609,468	-
Financial assets available for sale
Brazilian government securities	-	-	16,488,897	8.7%	2,819,164	10.2%	-	-	-	-	19,308,061	9.5%
Brazilian sovereign bonds	45,219	11.0%	-	-	104,065	8.0%	-	-	-	-	149,284	9.5%
Corporate debt securities	46,029	12.0%	467,760	12.0%	2,917,921	7.2%	-	-	-	-	3,431,710	10.4%
Bank debt securities	17,101	12.0%	-	-	437,219	12.0%	-	-	-	-	454,320	12.0%
Total of financial assets available for sale	108,349	-	16,956,657	-	6,278,369	-	-	-	-	-	23,343,375	-
Investments held to maturity
Brazilian sovereign bonds	267,421	10.0%	-	-	-	-	-	-	-	-	267,421	10.0%
Total of investments held to maturity	267,421	-	-	-	-	-	-	-	-	-	267,421	-
Loans and advances to banks
Interbank investments	73,913,035	8.4%	-	-	-	-	-	-	-	-	73,913,035	8.4%
Total of loans and advances to banks	73,913,035	-	-	-	-	-	-	-	-	-	73,913,035	-
Overall Total	75,779,426	-	19,656,101	-	10,697,772	-	-	-	-	-	106,133,299	-

104 Form 20-F – December 2012

Form 20-F

The following table shows our securities portfolio by currency as of the dates indicated:

	In thousands of R$
	At fair value		Amortized cost	Total
	Financial assets held for trading	Financial assets available for sale	Investments held to maturity
December 31, 2012
Indexed to reais	111,490,825	76,134,685	3,659,576	191,285,086
Denominated in foreign currency (1)	348,742	5,426,163	56,097	5,831,002
December 31, 2011
Indexed to reais	94,604,101	43,254,727	3,490,502	141,349,330
Denominated in foreign currency (1)	1,992,976	1,993,671	620,485	4,607,132
December 31, 2010
Indexed to reais	72,992,407	39,488,298	3,388,689	115,869,394
Denominated in foreign currency (1)	2,241,784	690,846	5,618	2,938,248

(1) Predominantly U.S. dollars.

The following table shows our assets pledged as collateral by currency as of the dates indicated:

	R$ in thousands
	At fair value			Amortized cost	Total
	Financial assets held for trading	Financial assets available for sale	Loans and advances to banks	Investments held to maturity
December 31, 2012
Indexed to reais	8,609,468	19,308,061	73,913,035	-	101,830,564
Denominated in foreign currency (1)	-	4,035,314	-	267,421	4,302,735
December 31, 2011
Indexed to reais	59,224,886	3,465,119	30,902,540	-	93,592,545
Denominated in foreign currency (1)	-	3,237,004	-	292,531	3,529,535
December 31, 2010
Indexed to reais	14,482,842	30,737,679	30,275,351	-	75,495,872
Denominated in foreign currency (1)	-	3,395,486	-	809,252	4,204,738

(1) Predominantly U.S. dollars.

Loans and advances to customers

The following tables summarize our outstanding loans and advances to customers by category of transaction. Substantially all of our loans and advances to customers are to borrowers domiciled in Brazil and are denominated in reais. The majority of our loans and advances are denominated in reais and indexed to fixed or variable interest rates. A smaller portion of them are denominated in, or indexed to, the U.S. dollar and subject to, fixed interest rates.

Bradesco 105

Form 20-F

In accordance with IFRS:

December 31,	R$ in thousands
	2012	2011	2010	2009
Type of loans and advances to customers
Working capital	53,298,176	49,461,882	39,996,835	30,031,028
BNDES/Finame onlendings	35,703,861	35,398,656	29,554,340	18,240,421
Vehicles - Direct Consumer Financing (CDC)	33,821,051	30,651,218	25,193,370	19,689,134
Personal credit	32,286,723	24,617,722	20,368,434	16,148,266
Credit cards	22,646,420	20,252,191	18,474,095	14,676,565
Export financing	22,665,551	20,504,778	16,659,872	16,786,285
Leasing	8,035,454	11,550,838	16,365,943	21,468,019
Housing loans	22,302,967	15,930,568	10,186,535	6,942,703
Rural loans	11,580,061	11,036,251	10,179,753	9,136,566
Guaranteed account	9,800,968	9,671,487	9,042,191	8,864,265
Import financing	6,580,312	5,072,822	3,834,498	3,483,516
Overdraft facilities	2,988,632	2,745,695	3,207,207	2,747,461
Insurance premiums receivable	2,893,506	2,472,923	2,048,186	2,357,544
Others	25,086,440	24,154,584	20,524,659	18,593,722
Total portfolio	289,690,122	263,521,615	225,635,918	189,165,495
Impairment of loans and advances	(20,037,694)	(17,646,666)	(15,355,736)	(14,925,145)
Net loans and advances to customers	269,652,428	245,874,949	210,280,182	174,240,350

In accordance with U.S. GAAP:

December 31,	R$ in millions
2008
Type of credit operations
Commercial
Industrial and others	62,216
Import financing	3,350
Export financing	24,130
Leasing	20,096
Construction	3,134
Individuals
Overdraft	2,409
Real estate	2,174
Financing (1)	34,325
Credit card	2,501
Rural credit	10,459
Foreign currency loans	2,769
Public sector	94
Non-performing loans	7,178
Total portfolio	174,835
Allowance for loan losses	(10,318)
Net loans	164,517
(1) Constituted primarily by loans for the acquisition of vehicles and direct consumer financing.

106 Form 20-F – December 2012

Form 20-F

The types of loans and advances presented are as follows:

Working capital – line of credit to meet company cash requirements, finance operational cycle and honor commitments such as purchases of raw materials, goods, and other items;

BNDES/Finame onlendings –BNDES financing programs are intended for financing the implementation, expansion and modernization of production activities and infrastructure. Finame operations consist of financing of machinery and equipment manufactured in Brazil;

Vehicles – CDC – this line of credit is directly linked to financing for the purchase of new and used vehicles;

Personal loans – credit for individuals;

Credit card – credit line by way of previously approved limits for acquisition of goods or services;

Export financing –  advances on exchange contracts for individuals and firms exporting through exchange contracts that are normally short- and medium-term loans structured by our units abroad;

Leasing – leasing contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers;

Housing loans – loans to acquire real estate that are usually long-term and mortgage loans to construction companies;

Rural credit –  line of credit for farmers and agricultural cooperatives, funds to cover current costs, investment and marketing of agricultural products; and

Impairment of loans and advances – impairment of loans and advances represent management’s estimates of incurred losses in our portfolio of loans and advances. The assessment of this estimate is based on frequent revisions of individual loans and loans collectively assessed for impairment.

The Organization's criteria for segmenting clients for individual credit analysis purposes include those with transactions involving R$10 million or more, which is aligned with the Organization's evidence-based credit risk management process.

After this initial classification, customers are assessed as to whether one or more events indicate objective evidence of impairment. As sometimes it may not be possible to identify a specific  event that caused impairment, in which case the combined effect of several events is noted. In addition, loss events may be specific, i.e. referring to only one customer, such as the delay in making contractual payments, a debt rescheduling or insolvency event; or they may be collective events affecting a larger group of assets in view, for example, of interest rates or exchange rates, or falling activity affecting one or more sectors of the economy.

For individually significant customers showing specific objective evidence, impairment is  estimated individually in light of expected future cash flow, including cash flows of collateral attached to the transactions.

For non-individually significant customers showing specific objective evidence, impairment will be estimated using models based on the Organization's historical experience.

Customers not showing specific objective evidence of impairment, both individually significant and non-significant, are collectively assessed using the Organization's internal models based on collective parameters for observed losses and macroeconomic parameters for economic activity and delinquency.

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

Loss Given Default (LGD): refers to the percentage effectively lost after recovery attempts from breach of contract, defined in terms of percentage exposure.

Loss Identification Period (LIP): period between the occurrence of event of loss in groups of significant and non-significant financial assets, which are collectively assessed, and its identification by the institution, as impairment.

Bradesco 107

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

For more information on our categorization of loans, see "Regulation and Supervision – Bank regulations – Treatment of loans and advances."

Credit approval process

For a description of our credit approval process, see "Credit Policy."

Indexation

The majority of our portfolio of loans and advances is denominated in reais. However, a portion of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to and denominated in foreign currency consist of onlending of Eurobonds and export and import financing, and represented, in 2012 and 2011, 9.2% of our portfolio of loans and advances and 8.5% in 2010. In many cases our customers hold derivative instruments to minimize exchange rate variation risk.

108 Form 20-F – December 2012

Form 20-F

Maturities and interest rates of loans and advances to customers

The following tables show the distribution of maturities of our loans and advances to customers by type, as well as the composition of our loans and advances to customers’ portfolio by interest rate and maturity, as of the dates indicated:

As of December 31, 2012	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(1)	Total loans and advances, gross	Impairment of loans and advances	Total
Type of loans and advances to customers
Working capital	4,497,377	6,195,975	7,558,920	9,877,260	17,167,419	6,416,339	1,584,886	53,298,176	(2,132,210)	51,165,966
BNDES/Finame onlendings	1,114,446	1,669,797	4,326,430	4,867,801	14,797,164	8,561,672	366,551	35,703,861	(933,707)	34,770,154
Vehicles - Direct Consumer Financing (CDC)	1,826,442	2,801,392	3,838,547	6,527,686	14,089,619	2,057,499	2,679,866	33,821,051	(3,230,958)	30,590,093
Personal credit	2,463,190	3,378,986	3,965,613	5,750,921	11,186,795	3,825,485	1,715,733	32,286,723	(3,409,864)	28,876,859
Credit cards	-	-	-	-	-	-	22,646,420	22,646,420	(3,236,522)	19,409,898
Export financing	2,197,552	3,561,913	3,593,795	4,492,563	5,084,152	3,693,914	41,662	22,665,551	(289,968)	22,375,583
Housing loans	124,371	227,120	417,380	1,145,921	7,119,906	12,999,509	268,760	22,302,967	(557,365)	21,745,602
Rural loans	482,055	963,840	1,741,912	5,197,580	606,385	2,394,319	193,970	11,580,061	(292,928)	11,287,133
Guaranteed account	2,482,375	4,613,908	2,366,891	69,068	3,259	1,670	263,797	9,800,968	(257,990)	9,542,978
Leasing	554,337	834,610	1,071,249	1,680,044	2,930,714	506,133	458,367	8,035,454	(951,000)	7,084,454
Import financing	838,780	1,456,993	1,856,970	1,817,718	465,517	139,931	4,403	6,580,312	(30,255)	6,550,057
Overdraft facilities	1,098,051	1,292,173	3,616	4,094	1,423	-	589,275	2,988,632	(538,749)	2,449,883
Insurance premiums receivable	1,208,965	282,143	215,980	647,939	469,036	69,443	-	2,893,506	(182,561)	2,710,945
Others	8,887,564	5,050,429	1,034,330	437,077	4,047,190	2,076,417	3,553,433	25,086,440	(3,993,617)	21,092,823
Total	27,775,505	32,329,279	31,991,633	42,515,672	77,968,579	42,742,331	34,367,123	289,690,122	(20,037,694)	269,652,428
(1) Primarily composed of non-performing loans and advances to customers over 60 days, excluding credit cards operations.

As of December 31, 2012	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross
Types of loans and advances to customer by maturity
Fixed rates	22,078,690	24,030,968	22,727,484	31,027,561	47,678,808	13,035,239	32,124,326	192,703,076
Floating rates	5,696,815	8,298,311	9,264,149	11,488,111	30,289,771	29,707,092	2,242,797	96,987,046
Total	27,775,505	32,329,279	31,991,633	42,515,672	77,968,579	42,742,331	34,367,123	289,690,122

Bradesco 109

Form 20-F

Outstanding foreign loans

The majority  of our outstanding cross-border commercial loans that are denominated in foreign currencies are raised in U.S. dollars by subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, approximately 3.0% of our total assets over the last three years. We believe that there are no significant cross-border risks on these transactions, since a substantial part of the related credit risk is guaranteed by the parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, approximately 2.0% of our total assets over the last three years.

Additionally, our deposit base is primarily comprised of customers residing in Brazil and deposits in our branches outside Brazil account for less than 11.0% of our total deposits, and is therefore not considered significant.

110 Form 20-F – December 2012

Form 20-F

Loans and advances to customers by economic activity

The following table summarizes our loans and advances to customers by borrowers' economic activity, as of the dates indicated.

As of December 31,	R$ in thousands, except %
	2012		2011		2010
	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio
Public sector	423,180		1,046,107		973,497
Federal Government	260,544		764,524		585,521
Petrochemicals	260,544	0.1%	759,953	0.3%	571,976	0.3%
Financial intermediaries	-	-	4,571	0.0%	13,545	0.0%
State Government	162,636		281,583		387,976
Production and distribution of electricity	162,636	0.1%	281,583	0.1%	387,976	0.2%
Private sector	289,266,942		262,475,508		224,662,421
Manufacturing	54,187,104		52,582,415		45,588,624
Food and beverages	12,675,722	4.4%	13,001,645	4.9%	11,241,346	5.0%
Steel, metallurgy and mechanics	9,319,624	3.2%	8,224,447	3.1%	7,263,943	3.2%
Chemicals	4,667,812	1.6%	3,323,993	1.3%	4,695,789	2.1%
Pulp and paper	4,104,273	1.4%	3,809,106	1.4%	3,115,730	1.4%
Textile and clothing	3,118,933	1.1%	3,160,700	1.2%	1,907,383	0.8%
Oil refining and production of alcohol	3,915,587	1.4%	3,384,333	1.3%	1,788,928	0.8%
Rubber and plastic articles	2,630,216	0.9%	2,593,684	1.0%	2,759,043	1.2%
Extraction of metallic and non-metallic minerals	1,691,074	0.6%	1,678,188	0.6%	2,312,310	1.0%
Light and heavy vehicles	2,994,134	1.0%	2,849,552	1.1%	1,923,533	0.9%
Furniture and wood products	2,100,539	0.7%	1,979,906	0.8%	1,635,419	0.7%
Electro and electronic products	1,927,052	0.7%	2,155,117	0.8%	974,309	0.4%
Non-metallic materials	1,669,913	0.6%	1,735,887	0.7%	1,277,490	0.6%
Automotive parts and accessories	1,096,739	0.4%	1,032,833	0.4%	555,662	0.2%
Leather articles	793,081	0.3%	764,423	0.3%	2,137,583	0.9%
Publishing, printing and reproduction	725,450	0.3%	718,032	0.3%	565,256	0.3%
Other industries	756,955	0.3%	2,170,569	0.8%	1,434,900	0.6%
Commercial	45,315,607		43,018,181		34,432,554
Specialty stores	12,155,901	4.2%	11,618,405	4.4%	8,390,883	3.7%
Food, beverages and tobbaco	5,350,015	1.8%	4,927,119	1.9%	4,429,259	2.0%
Non-specialized retailer	4,329,860	1.5%	4,074,991	1.5%	2,201,599	1.0%
Motor vehicles	3,925,530	1.4%	3,819,979	1.4%	2,974,855	1.3%
Parts, acessories and motor vehicle repairing	3,205,393	1.1%	2,999,227	1.1%	2,792,636	1.2%
Clothing and footwear	3,336,304	1.2%	3,443,340	1.3%	3,219,758	1.4%
Personal and household goods	2,780,625	1.0%	2,537,517	1.0%	1,242,319	0.6%
Waste and scrap	2,136,467	0.7%	2,053,469	0.8%	2,445,068	1.1%
Fuel	1,916,698	0.7%	1,796,472	0.7%	1,593,363	0.7%
Trade intermediaries	1,581,767	0.5%	1,667,236	0.6%	1,503,354	0.7%
Wholesale of goods in general	1,624,754	0.6%	1,560,379	0.6%	1,170,561	0.5%
Agricultural products	1,499,320	0.5%	1,156,628	0.4%	1,276,445	0.6%
Other commercial activities	1,472,973	0.5%	1,363,419	0.5%	1,192,454	0.5%
Services	72,447,760		63,025,931		52,988,679
Transportation and storage	15,412,301	5.3%	15,132,820	5.7%	12,256,494	5.4%
Real estate activities, rentals and corporate services	12,561,211	4.3%	10,868,753	4.1%	10,010,376	4.4%
Civil construction	17,453,598	6.0%	14,953,070	5.7%	10,964,744	4.9%
Production and distribution of electricity, gas and water	4,633,717	1.6%	4,945,479	1.9%	4,677,929	2.1%
Holding companies, legal, accounting and business advisory services	3,186,663	1.1%	2,682,721	1.0%	797,783	0.4%
Social services, education, health, defense and social security	2,381,784	0.8%	2,749,685	1.0%	1,900,712	0.8%
Lodging and catering services	2,653,359	0.9%	2,297,976	0.9%	1,352,937	0.6%
Club, leisure, cultural and sport activities	2,116,085	0.7%	1,758,810	0.7%	2,344,621	1.0%
Telecommunications	540,476	0.2%	577,396	0.2%	1,853,957	0.8%
Other services	11,508,566	4.0%	7,059,221	2.7%	6,829,126	3.0%
Individuals	113,742,566	39.3%	100,432,908	38.1%	88,727,218	39.3%
Agribusiness	3,573,905	1.2%	3,416,073	1.3%	2,925,346	1.3%
Total	289,690,122	100.0%	263,521,615	100.0%	225,635,918	100.0%
Impairment of loans and advances	(20,037,694)		(17,646,666)		(15,355,736)

Bradesco 111

Form 20-F

Non-performing loans and advances and impairment of loans and advances

The following tables summarize our non-performing loans and advances, whether they are subject to impairment or not, as well as those neither due nor impaired, and certain asset quality ratios for the dates shown.

In accordance with IFRS:

December 31,	R$ in thousands, except %
	2012	2011	2010	2009
Non‑performing loans and advances to customers, over 60 days	14,455,265	12,968,613	10,014,909	9,554,019
Foreclosed assets	533,062	445,351	412,142	455,874
Total non-performing loans and advances to customers and foreclosed assets	14,988,327	13,413,964	10,427,051	10,009,893
Total loans and advances to customers	289,690,122	263,521,615	225,635,918	189,165,495
Impairment of loans and advances	20,037,694	17,646,666	15,355,736	14,925,145
Non‑performing loans and advances as a percentage of total loans and advances to customers	5.0%	4.9%	4.4%	5.1%
Non‑performing loans ad advances and foreclosed assets as a percentage of total loans and advances to customers	5.2%	5.1%	4.6%	5.3%
Impairment of loans and advances as a percentage of total loans and advances	6.9%	6.7%	6.8%	7.9%
Impairment of loans and advances as a percentage of non-performing loans and advances to customers	138.6%	136.1%	153.3%	156.2%
Impairment of loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets	133.7%	131.6%	147.3%	149.1%
Net charge‑offs for the period as a percentage of the average balance of loans and advances to customers (including non‑performing loans and advances)	3.3%	2.5%	2.6%	3.5%

In accordance with U.S. GAAP:

December 31,	R$ in millions, except %
2008
Non-performing loans	7,178
Foreclosed assets, net of reserves	327
Total non-performing loans and foreclosed assets	7,505
Allowance for loan losses	10,318
Total loans	174,835
Non-performing loans as a percentage of total loans	4.1%
Non-performing loans and foreclosed assets as a percentage of total loans	4.3%
Allowance for loan losses as a percentage of total loans	5.9%
Allowance for loan losses as a percentage of non-performing loans	143.7%
Allowance for loan losses as a percentage of non-performing loans and foreclosed assets	137.5%
Net charge-offs for the period as a percentage of the average balance of loans (including non-performing loans)	2.7%

We do not have a significant amount of foreign loans. The majority of our assets are denominated in reais.

112 Form 20-F – December 2012

Form 20-F

Impairment of loans and advances

The following table shows impairment of loans and advances by type for the periods indicated:

In accordance with IFRS:

December 31,	R$ in thousands, except %
	2012	2011	2010	2009
Balance at the beginning of the period	17,646,666	15,355,736	14,925,145	10,292,214
Charge–off from assets
Working capital	(1,368,689)	(700,164)	(743,329)	(591,517)
BNDES/Finame onlendings	(152,070)	(117,580)	(172,608)	(232,984)
Personal credit	(1,171,938)	(872,786)	(805,975)	(859,668)
Credit cards	(1,563,236)	(1,364,747)	(778,644)	(981,467)
Export financing	(27,148)	(86,792)	(80,564)	(147,606)
Leasing	(477,859)	(627,566)	(529,041)	(191,136)
Housing loans	(67,803)	(66,270)	(45,838)	(47,943)
Rural loans	(56,723)	(54,155)	(72,472)	(59,382)
Guaranteed account	(255,157)	(159,945)	(252,400)	(256,805)
Import financing	(2,543)	(54)	(1,415)	(9,376)
Overdraft facilities	(593,045)	(436,984)	(367,394)	(389,535)
Others (1)	(6,383,844)	(4,317,347)	(4,152,737)	(4,104,138)
Total charge–off from assets	(12,120,055)	(8,804,390)	(8,002,417)	(7,871,557)
Recoveries
Working capital	209,557	627	477	483
BNDES/Finame onlendings	58,937	92,432	80,879	36,185
Personal credit	402,800	379,973	376,857	217,929
Credit cards	614,381	436,625	363,039	255,581
Export financing	1,400	28,254	81,650	2,535
Leasing	126,208	105,887	68,772	26,986
Housing loans	1,492	107,562	31,551	43,678
Rural loans	33,778	59,040	42,480	33,146
Guaranteed account	35,092	45,314	41,003	24,529
Import financing	12	176	1,265	-
Overdraft facilities	143,548	125,122	127,937	86,756
Others (1)	1,373,699	1,418,157	1,460,973	967,069
Total recoveries	3,000,904	2,799,169	2,676,883	1,694,877
Net charge–offs	(9,119,151)	(6,005,221)	(5,325,534)	(6,176,680)
Net impairment losses on loans and advances	11,510,179	8,296,151	5,756,125	10,809,611
Balance at the end of the period	20,037,694	17,646,666	15,355,736	14,925,145
Net charge‑offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances, over 60 days)	3.3%	2.5%	2.6%	3.5%
(1) Including basically the renegotiating portfolio.

Bradesco 113

,

Form 20-F

In accordance with U.S. GAAP:

December 31,	R$ in millions, except %
2008
Balance at the beginning of the period	7,769
Charge–off from assets
Commercial
Industrial and others	(1,532)
Import financing	(6)
Export financing	(57)
Leasing	(139)
Individuals
Overdraft	(236)
Real Estate	28
Financing (1)	(2,351)
Credit card	(1,040)
Rural credit	(7)
Foreign currency loans	(5)
Total charge–off from assets	(5,345)
Recoveries
Commercial
Industrial and others	266
Leasing	13
Individuals
Overdraft	299
Real estate	20
Financing(1)	557
Credit card	86
Rural credit	2
Foreign currency loans	-
Total recoveries	1,243
Net charge–offs	(4,102)
Provision for loan losses	6,651
Balance at the end of the period	10,318
Net charge–offs during the period as a percentage of average loans outstanding (including non–performing loans)	2.7%
(1) Primarily composed of vehicle financing and consumer loans.

Based on information available regarding our debtors, we believe the impairment of loans and advances recognized is sufficient to cover probable losses on our loans and advances.

114 Form 20-F – December 2012

Form 20-F

Allocated impairment of loans and advances

The following tables set forth allocated impairment of loans and advances for the periods indicated. The allocated loss amount and the loans and advances category are stated as a percentage of total loans and advances.

In accordance with IFRS:

December 31, 2012	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,132,210	0.8%	18.8%
BNDES/Finame onlendings	933,707	0.3%	12.8%
Vehicles - Direct Consumer Financing (CDC)	3,230,958	1.2%	11.3%
Personal credit	3,409,864	1.2%	11.1%
Credit cards	3,236,522	1.2%	7.2%
Export financing	289,968	0.1%	8.2%
Leasing	951,000	0.3%	2.8%
Housing loans	557,365	0.2%	8.0%
Rural loans	292,928	0.1%	4.1%
Guaranteed account	257,990	0.1%	3.5%
Import financing	30,255	-	2.4%
Overdraft facilities	538,749	0.2%	0.9%
Insurance premiums receivable	182,561	0.1%	1.1%
Others	3,993,617	1.5%	7.8%
Total	20,037,694	7.3%	100.0%
(1) Excludes non-performing loans and advances.

December 31, 2011	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	1,516,512	0.6%	19.2%
BNDES/Finame onlendings	811,127	0.3%	14.0%
Vehicles - Direct Consumer Financing (CDC)	2,458,920	1.0%	11.4%
Personal credit	1,262,259	0.5%	9.3%
Credit cards	3,231,276	1.3%	7.0%
Export financing	170,655	0.1%	8.2%
Leasing	954,104	0.4%	4.3%
Housing loans	378,406	0.2%	6.3%
Rural loans	293,013	0.1%	4.3%
Guaranteed account	243,392	0.1%	3.8%
Import financing	25,618	-	2.0%
Overdraft facilities	485,462	0.2%	0.9%
Insurance premiums receivable	149,948	0.1%	1.0%
Others	5,665,974	2.3%	8.3%
Total	17,646,666	7.2%	100.0%
(1) Excludes non-performing loans and advances.

Bradesco 115

Form 20-F

December 31, 2010	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,003,554	0.9%	18.1%
BNDES/Finame onlendings	786,083	0.4%	13.5%
Vehicles - Direct Consumer Financing (CDC)	857,750	0.4%	11.1%
Personal credit	1,318,487	0.6%	9.0%
Credit cards	1,751,911	0.8%	7.6%
Export financing	309,876	0.1%	7.7%
Leasing	1,719,095	0.8%	7.1%
Housing loans	385,751	0.2%	4.7%
Rural loans	520,209	0.2%	4.6%
Guaranteed account	250,072	0.1%	4.1%
Import financing	23,725	-	1.8%
Overdraft facilities	235,361	0.1%	1.3%
Insurance premiums receivable	131,124	0.1%	1.0%
Others	5,062,738	2.3%	8.4%
Total	15,355,736	7.0%	100.0%
(1) Excludes non-performing loans and advances.

December 31, 2009	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	1,795,049	1.1%	16.5%
BNDES/Finame onlendings	554,711	0.4%	10.1%
Vehicles - Direct Consumer Financing (CDC)	786,684	0.5%	10.0%
Personal credit	1,456,021	0.7%	8.5%
Credit cards	2,673,552	1.0%	7.3%
Export financing	375,949	0.2%	9.2%
Leasing	1,889,299	1.0%	11.1%
Housing loans	298,013	0.2%	3.8%
Rural loans	585,751	0.3%	5.0%
Guaranteed account	520,103	0.1%	4.8%
Import financing	55,341	-	2.0%
Overdraft facilities	418,609	0.1%	1.3%
Insurance premiums receivable	112,688	0.1%	1.3%
Others	3,403,375	2.8%	9.1%
Total	14,925,145	8.5%	100.0%

116 Form 20-F – December 2012

Form 20-F

In accordance with U.S. GAAP:

December 31, 2008	R$ in millions. except %
	Allocated allowance	Allocated allowance as a percentage of total loans(1)	Allocated allowance as a percentage of total loans(2)	Loan category as a percentage of total loans(1)	Loan category as a percentage of total loans(2)
Type of loans
Commercial
Industrial and others	3,294	2.0%	1.9%	38.0%	37.4%
Import financing	15	-	-	1.2%	1.1%
Export financing	446	0.3%	0.2%	14.4%	13.9%
Construction	40	0.1%	0.1%	1.9%	1.8%
Leasing	641	0.4%	0.4%	12.0%	11.7%
Individuals
Overdraft	302	0.2%	0.2%	1.4%	1.6%
Real Estate	252	0.1%	0.1%	1.3%	1.3%
Financing (3)	4,088	2.4%	2.3%	20.4%	21.4%
Credit card	964	0.6%	0.6%	1.5%	2.1%
Rural credit	271	0.1%	0.1%	6.2%	6.1%
Foreign currency loans	5.0	-	-	1.7%	1.6%
Total	10,318	6.2%	5.9%	100.0%	100.0%
(1) Excludes non performing loans; (2) Includes non performing loans; and (3) Primarily includes loans for the acquisition of vehicles and direct consumer financing.

Loans and advances to banks

The following tables summarize our outstanding loans and advances to banks by type, and changes in impairment on loans and advances for the periods shown.

December 31,	in thousands of R$
	2012	2011	2010
Repurchase agreements
Own portfolio position
Financial treasury bills	226,140	2,311,436	649,198
National treasury bills	39,918,804	10,694,594	4,496,381
National treasury notes	17,835,940	24,248,758	22,807,490
Debentures	35,981	1,163,330	1,211,293
Others	10,182	-	155,561
Short position
Brazilian government securities	10,641,422	3,369,025	7,862,955
Total of repurchase agreements	68,668,469	41,787,143	37,182,878
Loans and advances to banks
Interbank deposits	7,726,078	8,195,549	6,094,167
Foreign currency transactions	1,540,422	2,582,484	960,551
Bank deposit certificates	8,331,006	10,104,731	9,815,860
Credit acquisition with co-obligation	6,589,190	10,047,742	10,713,184
Impairment of loans and advances	(33,932)	(53,759)	(51,228)
Total of loans and advances to banks	24,152,764	30,876,747	27,532,534
Total	92,821,233	72,663,890	64,715,412

December 31,	in thousands of R$
	2012	2011	2010
Balance at the beginning of the year	53,759	51,228	43,813
Additions/Reductions	(19,827)	2,531	7,415
Balance at the end of the year	33,932	53,759	51,228

Bradesco 117

Form 20-F

Average deposit balances and interest rates

The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

Year ended December 31,	R$ in thousands, except %
	2012		2011		2010
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Deposits
Non–interest–bearing deposits
Demand deposits	33,136,888	-	32,538,699	-	32,911,742	-
Interest–bearing deposits
Interbank deposits	471,502	10.3%	360,575	12.9%	516,805	7.5%
Savings deposits	62,758,934	5.8%	55,515,889	6.8%	47,792,922	6.2%
Time deposits	117,810,860	6.4%	122,328,948	9.2%	95,818,484	8.7%
Total interest–bearing deposits	181,041,296		178,205,412		144,128,211
Total deposits	214,178,184		210,744,111		177,039,953

Maturity of deposits

The following table shows the distribution of our deposits by maturity at the date indicated:

December 31, 2012	R$ in thousands
	Due in 3 months or less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total
Domestic deposits
Non–interest–bearing deposits
Demand deposits (1)	37,903,617	-	-	-	37,903,617
Interest–bearing deposits
Interbank deposits	143,293	125,171	13,435	100,575	382,474
Savings deposits (1)	69,041,721	-	-	-	69,041,721
Time deposits	3,892,392	5,971,144	8,925,154	62,057,708	80,846,398
Total interest–bearing deposits	73,077,406	6,096,315	8,938,589	62,158,283	150,270,593
Total domestic deposits	110,981,023	6,096,315	8,938,589	62,158,283	188,174,210
International deposits (2)
Non–interest–bearing deposits
Demand deposits	508,156	-	-	-	508,156
Interest–bearing deposits
Time deposits	19,163,195	1,072,612	1,129,400	1,833,858	23,199,065
Total interest–bearing deposits	19,163,195	1,072,612	1,129,400	1,833,858	23,199,065
Total international deposits	19,671,351	1,072,612	1,129,400	1,833,858	23,707,221
Total deposits	130,652,374	7,168,927	10,067,989	63,992,141	211,881,431
(1) Demand deposits and savings deposits are classified as due in up to three months, without taking into account the average turnaround history; and
(2) Denominated in currencies other than reais, primarily U.S. dollars.

The following table shows maturity of outstanding time deposits with balances of over US$100,000 (or its equivalent), by maturity, as of the date indicated:

December 31, 2012	R$ in thousands
	Domestic currency	International currency
Maturity within 3 months	2,553,914	19,154,155
Maturity after 3 months but within 6 months	4,216,641	1,072,612
Maturity after 6 months but within 12 months	5,321,639	1,110,758
Maturity after 12 months	35,219,099	1,833,858
Total deposits in excess of US$100,000	47,311,293	23,171,383

118 Form 20-F – December 2012

Form 20-F

Minimum capital requirements

The following table presents, for the periods indicated, the regulatory capital for purposes of calculating capital for risk-weighted assets according to the Central Bank rules.

December 31,	R$ in thousands, except %
	2012	2011	2010
Regulatory capital	96,933,658	71,475,542	56,146,028
Minimum Regulatory Capital required	66,057,252	52,158,869	41,892,806
Capital adequacy ratio to risk‑weighted assets	16.1%	15.1%	14.7%
Excess of regulatory capital over the minimum regulatory capital required	30,876,406	19,316,673	14,253,222

Funding in the open market

The funding in the open market amounted to R$175,530 million as of December 31, 2012, R$149,940 million as of December 31, 2011 and R$133,000 million as of December 31, 2010.

The following table summarizes the funding in the open market for the periods indicated:

Year ended December 31,	R$ in thousands, except %
	2012	2011	2010
Funding in the open market
Amount outstanding	175,530,009	149,940,436	132,999,577
Maximum amount outstanding during the period	175,530,009	149,940,436	132,999,577
Weighted average interest rate at period end (1)	5.3%	11.1%	9.8%
Average amount outstanding during period	152,354,820	128,494,578	106,591,802
Weighted average interest rate	7.7%	10.9%	9.4%
Total	175,530,009	149,940,436	132,999,577
(1) We calculated the average balances using the month-end book balances, including the related allocated interest.

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. See "Item 7.A. Major Shareholders." Our list of significant subsidiaries as of December 31, 2012, can be found in Exhibit 8.1 to this document.

4.D. Property, Plants and Equipment

As of December 31, 2012, we owned 828 properties and leased 3,917 properties throughout Brazil and ten properties abroad, all of which we used for the operation of our network of branches and our business. We own the building where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Rental agreements have an average duration of 13 years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

This discussion should be read in conjunction with our audited consolidated financial statements, the notes thereto and other financial information included elsewhere in this annual report.

Bradesco 119

Form 20-F

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

In 2010, GDP increased by 7.5% compared with the same period in 2009. The real appreciated to R$1.6662 per U.S. dollar as of December 31, 2010 compared to R$1.7412 per U.S. dollar as of December 31, 2009. For the year ended December 31, 2010, the base interest rate increased from 8.75% as of December 31, 2009 to 10.75% as of December 31, 2010. Inflation, as measured by IGP-DI, was 11.3% for the year ended December 31, 2010.

In 2011, GDP grew by 2.7%. The real depreciated to R$1.8758 per U.S. dollar as of December 31, 2011 compared to R$1.6662 as of December 31, 2010. For the year ended December 31, 2011, COPOM increased the base interest rate from 10.75% as of December 31, 2010 to 11.00% as of December 31, 2011. Inflation for the year ended December 31, 2011, as measured by the IGP-DI, was 5.0%.

In 2012 Brazilian GDP increased by 0.9%. The real  depreciated to R$2.0435 per US dollar as of December 31, 2012, as compared to R$1.8758 as of December 31, 2011. For the year ended December 31, 2012, COPOM reduced the SELIC rate from 11.0% as of December 31, 2011 to 7.25% as of December 31, 2012. Inflation, as measured by the IGP-DI, was 8.11% for the year ended December 31, 2012.

The following table shows Brazilian inflation measured by IGP-DI, the appreciation of the real against the U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

December 31,	In R$, except %
	2012	2011	2010
Inflation (IGP‑DI)	8.1%	5.0%	11.3%
(Appreciation)/Depreciation of the real against the U.S. dollar	8.9%	12.6%	(4.3)%
Period-end exchange rate-US$1.00	2.0435	1.8758	1.6662
Average exchange rate‑US$1.00(1)	1.9524	1.6705	1.7589
(1) The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.
Sources: FGV and the Central Bank.

The following table shows GDP variation in real terms and average interbank interest rates for the periods indicated:

December 31,	2012	2011	2010
Change in real GDP (1)	0.9%	2.7%	7.5%
Average base interest rates (2)	8.5%	11.6%	9.8%
Average interbank interest rates (3)	8.4%	11.6%	9.8%
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
Sources: The Central Bank, the Brazilian Geography and Statistics Institute and CETIP.

Effects of the global financial markets on our financial condition and results of operations

In 2012 there were two very different moments in the global macroeconomic scenario. The first half was characterized by an intense rise in risk aversion and global financial volatility. Given the latent risk of banking rupture in the Euro Zone and even disintegration of that monetary union, the various indicators of the economic agents’ confidence were affected. Fiscal imbalances in the region, facing political impasses, were the focus of concern. Spain and Italy were at the center of the deteriorating scenario. Contributing to the weak global economic growth in the first half of the year, the Chinese economic slowdown at a pace higher than expected was also a source of increased uncertainty.

120 Form 20-F – December 2012

Form 20-F

Beginning in mid-2012, a different picture emerged from that presented in the first half of the year, with reduced volatility and risk aversion, and better results in economic activity, indicating moderate recovery in global growth. In an unusually active and incisive way, the world's leading central banks renewed or extended their commitment to provide liquidity to the markets, which responded positively. The European Central Bank (ECB) signaled its intention to intervene in the sovereign debt markets (via a program called OMT or Outright Monetary Transactions), which, if materialized, will be conditioned upon certain obligations by the recipient countries. This action, in spite of not solving all conjectural and structural problems of the Euro Zone, significantly contributed to reduce the risks of extreme events in the region, which is also associated with the flexible German position in relation to the imbalances of their peers in the economic bloc. Since then, there has been a significant improvement in the mood of international financial markets, which made room for more favorable macroeconomic outcomes. More recently, in February and March 2013, concerns turned to Italy and Cyprus. In the first case, given the difficulties of forming a governing coalition since the last parliamentary elections failed to lead to a majority in Senate, which has generated significant challenges in forming a new government, with the risk of holding a new election looming. The market fears are related to eventual difficulties in implementing structural adjustments, seen as necessary to bring the Italian economy to a higher expansion and reduce fiscal risks. In the case of Cyprus, attention is directed to the banking crisis and its consequences, including threatened contagion, via risk aversion.

In the U.S., the Federal Reserve positively surprised the markets by inaugurating the third phase of its quantitative easing last September. Besides the announcement of a program to buy mortgage-linked securities, without a date previously set for closure, the institution appeared to maintain zero interest rates until mid-2015 and pledged to continue with expansionary measures even after the U.S. economy starts showing signs of more sustainable recovery. In December it reinforced its commitment to an accommodative monetary policy, and committed itself to keeping  the stimuli until certain quantitative parameters of unemployment and inflation are achieved, rather than by a certain date. In another debate, the fiscal cliff topic was overcome in the passage from 2012 to 2013, removing the threat of an imminent recession in the U.S. economy. However, focusing on raising taxes for the wealthiest of the population, the proposal approved by the U.S. Congress did not consider the public spending issue, a discussion postponed for a few weeks. In early March 2013, the topic was taken up in the context of so-called "budget sequestration," which involves the legal imposition of limits on public spending. In a very polarized environment in the Congress, the White House has been trying, without much progress yet, to smooth the process of reducing costs in order to minimize the impact of this adjustment on the country's economic growth. Overall, the outlook for the world’s largest economy is favorable, which is corroborated by recent macroeconomic data, which have pointed to favorable results, and the good performance of the stock market, in an environment of satisfactory corporate results.

At the same time, since the second half of 2012, the Japanese monetary authority also expanded its asset purchase program, while the signals from China – a country undergoing a political transition in late 2012 – have pointed to the stabilization in economic activity (and the dissipation of more pessimistic fears for local growth), albeit at a slower pace than seen in recent years.

In summary, the risks to the global economy are still present. In particular, structural and long term fiscal imbalances in developed economies maintain the outlook of economic growth lower than that seen in the pre-crisis years. Political issues have maintained high levels of uncertainty, particularly regarding the public finances, both in the U.S. and Europe. However 2013 began without the imminent risk of rupture that marked much of the previous year. Accordingly, the contribution of the global scenario to Brazil tends to be better than that materialized in 2012, including via the confidence channel of economic agents.

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

Bradesco 121

Form 20-F

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

In 2011, our net interest income increased by 8.7% as compared to 2010, from R$32,771 million in 2010 to R$35,611 million in 2011. This increase was mainly related to a 23.2% rise in the average volume of our interest earning assets from R$463,847 million in 2010 to R$571,611 million in 2011. The net interest income was partially impacted by the reduced average interest rate earned, that went from 7.1% in 2010 to 6.2% in 2011, primarily reflecting the 12.6% appreciation of the U.S. dollar against the real, which impacted our funding abroad. Note that the SELIC rate at the end of 2011 showed an increase of 0.25 p.p. compared to the SELIC rate at the end of 2010 of 10.75%.

In 2012 our net interest income increased 22.1% compared to 2011, from R$35,611 million in 2011 to R$43,493 million in 2012. This growth is mainly related to the increase: (i) of the average interest rate from 6.2% in 2011 to 6.7% in 2012, positively impacting the outcome by R$4,178 million, mainly due to a decrease of 3.2 p.p. in the average interbank interest rate, which went from 11.6% in 2011 to 8.4% in 2012, and (ii) the average business volume, which contributed R$3,704 million, reflecting an increase of 13.1% in the average balance of interest-earning assets, increasing  our revenues by R$10,005 million, highlighting the increase of (a) 11.9% in the average balance of loans and advances to customers; (b) 25.2% in the average balance of assets pledged as collateral; and (c) 99.5% in the average balance of financial assets available for sale.

122 Form 20-F – December 2012

Form 20-F

The following tables show our foreign-currency denominated and indexed assets and liabilities as of the dates indicated:

December 31,	R$ in thousands
	2012	2011	2010
Assets
Cash and balances with banks	3,151,043	6,474,772	1,867,246
Financial assets held for trading	348,742	1,992,976	2,241,784
Financial assets available for sale	5,426,163	1,993,671	690,846
Investments held to maturity	56,097	620,485	5,618
Assets pledged as collateral	4,302,735	3,529,535	4,204,739
Loans and advances to banks	2,171,236	3,139,512	1,205,209
Loans and advances to customers	26,557,416	24,208,464	19,193,421
Investments in associated companies	4,976	30,152	37,068
Property and equipment	15,801	16,238	8,827
Intangible assets and goodwill	25,942	26,655	21,472
Taxes to be offset	25,867	32,490	31,625
Deferred income tax assets	15,842	188,915	79,395
Other assets	8,120,292	9,140,914	7,068,488
Total assets	50,222,152	51,394,781	36,655,738
Off‑balance sheet accounts – notional value
Derivatives
Futures	27,408,058	9,179,950	5,647,619
Forward	11,095,747	14,327,285	7,583,643
Options	1,420,300	172,554	22,016
Swaps	39,595,426	20,109,015	9,302,198
Total	129,741,683	95,183,585	59,211,214

December 31,	R$ in thousands
	2012	2011	2010
Liabilities
Deposits from banks	12,416,316	21,079,983	12,405,587
Deposits from customers	23,666,709	20,459,581	7,820,386
Financial liabilities held for trading	298,041	71,094	201,326
Funds from securities issued	14,188,239	8,409,878	5,356,989
Subordinated debt	8,806,973	6,404,048	5,079,251
Insurance technical provisions and pension plans	1,100	1,183	1,185
Other provisions	4,367	4,009	3,561
Current income tax liabilities	19,791	11,474	6,972
Deferred income tax liabilities	229,536	120,191	70,784
Other liabilities	5,880,489	3,505,029	4,665,601
Total liabilities	65,511,561	60,066,470	35,611,642
Off‑balance sheet accounts – notional value
Derivatives
Futures	37,422,501	18,363,963	18,679,719
Forward	9,869,571	12,050,673	5,011,238
Options	1,467,968	653,746	3,452
Swap	36,451,019	20,328,448	12,464,435
Total	150,722,620	111,463,300	71,770,486
Net exposure	(20,980,937)	(16,279,715)	(12,559,272)

Bradesco 123

Form 20-F

We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact of currency changes on us. For more information on our use of derivatives for hedging purposes, see Notes 2(e), and 20(c) to our consolidated financial statements in "Item 18. Financial Statements."

Our net exposure amounted to 2.1% of our total assets as of December 31, 2010, 2.3% as of December 31, 2011, and 2.6% as of December 31, 2012.

Treasury activities and loans and advances

Our net impairment losses on loans and advances were R$5,756 million for the year ended December 31, 2010, increased to R$8,296 million for the year ended December 31, 2011 and increased to R$11,510 million for the year ended December 31, 2012. The increase in net impairment losses on loans and advances from 2010 to 2012 was mainly due to growth in our loans and advances and a higher level of delinquency. The balance of our outstanding loans and advances to customers, increased by 16.8% in 2011, from R$225,636 million as of December 31, 2010 to R$263,522 million as of December 31, 2011, and in 2012, the balance increased 9.9%, reaching R$289,690 million as of December 31, 2012. This performance reflects the sustainable growth of the Brazilian economy, which, combined with our business strategy, facilitated the expansion of our loans and advances to customers.

Our financial assets held for trading totaled R$75,234 million on December 31, 2010, increased to R$96,597 million on December 31, 2011, and R$111,840 million on December 31, 2012. In 2011, the R$21,363 million growth in our portfolio of financial assets held for trading reflected primarily the following increases: (i) R$7,892 million in the Brazilian government securities portfolio; and (ii) R$6,039 million in bank debt securities. In 2012, the R$15,243 million growth in our portfolio of financial assets held for trading reflected primarily the following increases: (i) R$11,770 million in corporate debt and marketable equity securities; and (ii) R$7,662 million in bank debt securities, partially offset by: (iii) the reduction of R$7,490 million in Brazilian government securities. This performance reflects our treasury strategy of investing in profitable and highly liquid assets.

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

•      in July 2010, Bradesco announced the acquisition of 10.67% of the capital stock of CBSS for R$141.4 million. In January 2011, Bradesco acquired an additional 5.01% stake in CBSS for R$85.8 million. As a result of these acquisitions, Bradesco increased its ownership interest in CBSS to 50.01%; and

124 Form 20-F – December 2012

Form 20-F

•      in May 2011, Bradesco acquired 96.99% of the common shares and 95.21% of the preferred shares, corresponding to 96.23% of the capital stock of Banco do Estado do Rio de Janeiro S.A. (“BERJ”) from the Government of the State of Rio de Janeiro. As part of the acquisition, Bradesco also acquired the right to provide services to the Government of the State of Rio de Janeiro including its: (i) payroll; (ii) supplier payroll; and (iii) the collection of state taxes among other services from January 2012 to December 2014. This transaction expanded Bradesco's presence in the State of Rio de Janeiro. At the Extraordinary Shareholders’ Meeting, held in November 2011, it was voted to alter the name of Banco do Estado do Rio de Janeiro S.A. - BERJ to Banco BERJ S.A. Bradesco's process of assuming control of BERJ was ratified by the Central Bank in November 2011. In May 2012, Bradesco acquired common and preferred shares issued by BERJ, held by its non-controlling shareholders, by way of the Unified Tender Offer (Unified OPA).

We believe that these acquisitions contributed to increase our revenues and expenses, and that each acquisition will increase our future revenues, expenses and income. The amount of these increases is uncertain, and we therefore cannot estimate their impact on our future financial performance. For more information, see "Item 4.A. History, Development of the Company and Business Strategy-Recent acquisitions."

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

Bradesco 125

Form 20-F

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) over the amount of impairment. In this assessment an increase in 10.0% of the PD as of December 31, 2012, would have increased the impairment by approximately R$243.0 million. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the defaults have on determining impairment.

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

Fair value of financial instruments

The financial instruments recorded at fair value in our consolidated financial statements consist primarily of financial assets classified as held for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument is the amount for which it could be traded in an arm’s length transaction between willing parties, without any forced sale and settlement.

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

The fair values of assets held for trading and available for sale are primarily based on actively traded markets where prices are based on either direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of financial assets held for trading and available for sale. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, the financial assets are classified within Level 3 of the valuation hierarchy once the fair value is determined, based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets, as well as other factors which require management to exercise significant judgment or estimation. As of December 31, 2012, R$36.9 billion, or 19.1%, of financial assets held for trading and available-for-sale securities were classified as Level 3 fair-value assets.

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivatives contracts are listed on the exchange. Therefore, the majority of our derivative positions are determined by using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity. These inputs are used to value the position. Most market inputs are observable and can be obtained mainly from BM&FBOVESPA and the secondary market. As of December 31, 2012, the net fair value of derivatives assets and liabilities classified as Level 3 was R$18.5 million.

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

126 Form 20-F – December 2012

Form 20-F

Impairment of financial assets available for sale

Periodically, we assess the existence of impairment of financial assets available for sale if there is a prolonged or significant decrease in their fair value, see Note 2(e)(viii)(b). Determining a prolonged or significant decrease in value requires the use of judgment, as to what normal volatility is for asset prices, among other factors.

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

Technical provisions for insurance and pension plans

Our technical provisions for insurance and pension plans are liabilities for amounts we estimate will be due to our policyholders and plan participants at a certain point in the future. These values represent the future claims/benefits stated in contracts, such as retirement payments, pensions, individual and group life insurance, health insurance and accident insurance, among other items.

Bradesco 127

Form 20-F

Benefits and claims stated in contracts also include provisions for claims incurred but not reported relating to health, property and life insurance. We recognize claims in the period in which the service was provided to our policyholders. However, claim costs incurred in a particular period are not known with certainty until we receive the reports, process them, and pay out the claims. We determine the amount of such provision using actuarial methods based on historical payments of claims to determine our estimates of claim liabilities. Methods used to determine these estimates and to make technical provisions are regularly reviewed and updated. The resulting adjustments are recognized in earnings for the respective period. For additional information, see Note 2(p) to our consolidated financial statements. In short-term contracts, provisions for insufficient premium can also be recognized to cover any resulting differences between the expected value of the future claims and future related expenses and the expected value of future premiums.

For certain products offered, such as pension plans and funds, participants go through two distinct phases as part of the contract: first accumulating assets, then enjoying benefits. During the accumulation phase, technical provisions increase as contributions are received and interest is credited (based on contractual arrangements) and decrease by the redemptions paid. If provisions are insufficient to honor future commitments, provision for insufficient contributions is made. The technical provisions are computed using assumptions of mortality, disability, cancellation, interest rates, inflation and costs, which are based on our experience and are periodically reassessed in relation to the sector patterns.

For sensitivity-analysis purposes, regarding damage, life and health insurance, we assessed the impacts of both an increase and a decrease in loss events. In this assessment, an increase (1%) or a decrease (1%) in loss events in the 12 months prior to calculation base date would represent an impact of R$89 million in expenses or revenues, respectively, on earnings and equity after taxes and social contributions.

In relation to life insurance with living benefits and pension plan and individual life insurance, we assessed the impact of decreasing interest rates and increasing beneficiary longevity on earnings and equity after taxes and social contributions and increase in the income-conversion option. In this assessment, a decrease of 5.0% in interest rates would lead to a R$324 million decrease in earnings and equity after taxes and social contributions. The increase of 0.002% in the longevity of beneficiaries would represent a negative impact of R$128 million on income and shareholders’ equity after taxes and contributions, while an increase of 5% in the conversion into income would represent a negative impact of R$158 million on income and shareholders’ equity after taxes and contributions.

Use of estimates

Upon issuance of the financial statements, Management also makes estimates and assumptions concerning useful lives of certain non-financial assets and possible impairment of a specific asset or group of assets. Estimates are by nature based on judgment and available information. Therefore, actual results may differ from these estimates.

Commitments and contingencies

We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the following table:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2012
	Less than 1 year (1)	1 to 3 years	3 to 5 years	More than 5 years	Total
Time deposits	40,194,368	61,329,954	1,796,462	724,679	104,045,463
Funding in the open market	155,257,843	17,814,253	1,703,277	754,636	175,530,009
Borrowings	7,261,940	807,731	41,431	-	8,111,102
Onlendings	12,349,768	15,175,972	5,279,078	3,270,238	36,075,056
Funds from securities issued	30,278,256	15,854,046	4,815,421	604,370	51,552,093
Subordinated debt	2,141,981	4,191,543	9,332,097	19,186,093	34,851,714
Other obligations (2)	154,227,800	25,520,675	211,663	335,796	180,295,934
Total	401,711,956	140,694,174	23,179,429	24,875,812	590,461,371
(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over; and
(2) Includes insurance technical provisions and pension plans.

128 Form 20-F – December 2012

Form 20-F

Off-balance sheet financial guarantees

In addition to our loans and advances, we have credit-related transactions with our customers for attending to their financing needs. These transactions are not recorded on our balance sheet in accordance with IFRS. The following table summarizes these off-balance sheet financial arrangements as of December 31, 2012:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2012
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial guarantees	13,412,015	11,452,280	5,556,503	29,489,884	59,910,682
Letters of credit	1,609,757	-	-	-	1,609,757
Total	15,021,772	11,452,280	5,556,503	29,489,884	61,520,439

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

Bradesco 129

Form 20-F

Results of operations for the year ended December 31, 2012 compared with the year ended December 31, 2011

The following tables set forth the principal components of our net income for 2012 and 2011, on a consolidated basis and by segment:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2012	2011	% change
Net interest income	43,492,965	35,611,286	22.1%
Impairment of loans and advances	(11,510,179)	(8,296,151)	38.7%
Non‑interest income	66,723,925	55,916,185	19.3%
Non‑interest expense	(83,204,479)	(68,547,851)	21.4%
Income before income taxes	15,502,232	14,683,469	5.6%
Income and social contribution taxes	(4,150,538)	(3,594,027)	15.5%
Net income for the year	11,351,694	11,089,442	2.4%
Net income attributable to controlling shareholders	11,291,570	10,958,054	3.0%
Net income attributable to non-controlling interest	60,124	131,388	(54.2)%

Segment	R$ in thousands, except %
	For the year ended December 31,
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2012	2011	% Change	2012	2011	% Change
Net interest income	39,181,426	31,379,722	24.9%	3,124,512	3,274,715	(4.6)%
Impairment of loans and advances	(10,925,404)	(9,275,421)	17.8%	-	-	-
Non‑interest income	19,154,236	19,499,077	(1.8)%	48,899,792	39,730,424	23.1%
Non‑interest expense	(39,455,611)	(32,562,339)	21.2%	(46,174,120)	(37,824,847)	22.1%
Income before income taxes	7,954,647	9,041,039	(12.0)%	5,850,184	5,180,292	12.9%
Income and social contribution taxes	(273,930)	(1,305,702)	(79.0)%	(2,196,399)	(1,850,139)	18.7%
Net income	7,680,717	7,735,337	(0.7)%	3,653,785	3,330,153	9.7%
Net income attributable to controlling shareholders	7,672,233	7,724,917	(0.7)%	3,591,743	3,201,449	12.2%
Net income attributable to non-controlling interest	8,484	10,420	(18.6)%	62,042	128,704	(51.8)%

Net interest income

The table below shows the main components of our net interest income before impairment of loans and advances for 2012 and 2011, on a consolidated basis and by segment:

	R$ in thousands, except %
	2012	2011	% Change
Consolidated
Interest and similar income	83,133,716	82,367,272	0.9%
Interest and similar expenses	(39,640,751)	(46,755,986)	(15.2)%
Net interest income	43,492,965	35,611,286	22.1%
Banking
Interest and similar income	75,293,246	74,956,572	0.4%
Interest and similar expenses	(36,111,820)	(43,576,850)	(17.1)%
Net interest income	39,181,426	31,379,722	24.9%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	11,110,483	9,980,146	11.3%
Interest and similar expenses	(7,985,971)	(6,705,431)	19.1%
Net interest income	3,124,512	3,274,715	(4.6)%

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation/depreciation of the real) in each case for 2012 and 2011:

130 Form 20-F – December 2012

Form 20-F

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2012/2011
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets and interest‑bearing liabilities	3,703,545	3,186,268	239,377
Due to changes in average interest rates	4,178,134	4,615,436	(389,580)
Net change	7,881,679	7,801,704	(150,203)

Banking

Our net interest income increased by 24.9%, from R$31,380 million in 2011 to R$39,181 million in 2012. This increase was mainly due to: (i) an increase in the average volume of business of R$3,186 million as a result of: (a) a 12.6% increase in the average balance of interest-earning assets increasing our revenues by R$8,821 million, in particular a 11.9% increase in the average balance of loans and advances to customers; a 13.8% increase in the average balance of loans and advances to banks; a 25.2% increase in the average balance of assets pledged as collateral; and a 319.8% increase in the average balance of financial assets available for sale, partially offset: (b) by a 14.5% increase in the average balance of interest-bearing liabilities, which impacted the results by R$5,634 million, in particular a 79.9% increase in the average balance of funds from securities issued, largely due to an increase in the amount of securities issued in the financial notes and international market in 2012; a 17.7% increase in the average balance of funding in the open market; and a 27.4% increase in the average balance of subordinated debt, due to the greater volume of issuances of financial notes and subordinated debt abroad; and (ii) an increase in the average interest rate earned, from 6.2% in 2011 to 6.8% in 2012, positively impacting the results by R$4,615 million, mainly due to the reduction of our funding costs combined with gains related to our fixed-rated portfolio.

Insurance, pension plans and capitalization bonds

Our net interest income decreased by 4.6%, from R$3,275 million in 2011 to R$3,125 million in 2012. This decrease was primarily due to (i) a decrease in the average interest rate, which negatively impacted the results by R$390 million, (ii) a 19.8% increase in the average volume of technical provisions, from R$89,762 million in 2011 to R$107,520 million in 2012, impacting the results by R$1,319 million. These effects were partially offset by: (iii) a 15.9% increase in the average volume of interest-earning assets from R$100,827 million in 2011 to R$116,902 million in 2012, contributing with R$1,559 million in the results.

Bradesco 131

Form 20-F

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2012 and 2011:

Consolidated	R$ in thousands, except %
	As of December 31,
	2012	2011	% Change
Average balance of interest‑earning assets
Financial assets held for trading	89,784,000	87,326,233	2.8%
Financial assets available for sale	66,915,243	33,549,814	99.5%
Investments held to maturity	3,657,763	4,510,835	(18.9)%
Assets pledged as collateral	94,667,517	75,623,917	25.2%
Loans and advances to banks	79,159,989	75,900,028	4.3%
Loans and advances to customers	262,855,317	234,942,522	11.9%
Compulsory deposits with the Central Bank	48,722,266	59,239,456	(17.8)%
Other interest‑earning assets	546,918	518,296	5.5%
Total	646,309,013	571,611,101	13.1%
Average interest rate earned	12.9%	14.4%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2012	2011	% Change	2012	2011	% Change
Average balance of interest–earning assets
Financial assets held for trading	58,372,486	64,641,840	(9.7)%	31,055,915	22,364,163	38.9%
Financial assets available for sale	32,788,082	7,809,477	319.8%	34,127,161	25,739,260	32.6%
Investments held to maturity	93,368	110,664	(15.6)%	3,564,395	4,400,171	(19.0)%
Assets pledged as collateral	94,667,517	75,623,917	25.2%	-	-	-
Loans and advances to banks	76,013,965	66,780,488	13.8%	48,154,198	48,323,150	(0.3)%
Loans and advances to customers	262,825,554	234,927,721	11.9%	-	-	-
Compulsory deposits with the Central Bank	48,722,266	59,239,456	(17.8)%	-	-	-
Other interest‑earning assets	546,918	518,296	5.5%	-	-	-
Total	574,030,156	509,651,859	12.6%	116,901,669	100,826,744	15.9%
Average interest rate earned	13.1%	14.7%		9.5%	9.9%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the floating of the real), in each case comparing 2012 and 2011:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2012/2011
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets	10,005,175	8,820,595	1,558,533
Due to changes in average interest rates	(9,238,731)	(8,483,920)	(428,196)
Net change	766,444	336,675	1,130,337

132 Form 20-F – December 2012

Form 20-F

Banking

Interest and similar income increased by 0.4% from R$74,957 million in 2011 to R$75,293 million in 2012. This increase was mainly due to: (i) a higher average volume of business, which had a positive impact of R$8,821 million on our results, particularly in interest and similar income from: (a) loans and advances to customers; (b) financial assets available for sale; and (c) assets pledged as collateral, offset: (ii) by the decrease in the average interest rate earned, from 14.7% in 2011 to 13.1% in 2012, negatively impacting the results by R$8,484 million.

Interest and similar income from loans and advances to customers increased by 7.3%, from R$44,421 million in 2011 to R$47,675 million in 2012. This increase related to an 11.9% growth in the average balance of our portfolio of loans and advances to customers, from R$234,928 million in 2011 to R$262,826 million in 2012, positively impacting our interest and similar income in the amount of R$5,115 million. The main reason for this increase is our strategic focus on housing finance, personal credit, credit cards and import/export financing.

Interest and similar income from financial assets available for sale increased by 316.6%, from R$700 million in 2011 to R$2,916 million in 2012. This increase was mainly due to: (i) an increase of 319.8% in the average balance of these operations, from R$7,809 million in 2011 to R$32,788 million in 2012, which contributed with R$2,222 million to our results. This is largely due to our treasury’s strategic decision to invest in assets which are profitable and very liquid.

Interest and similar income originated from assets pledged as collateral increased by 4.0%, from R$8,744 million in 2011 to R$9,090 million in 2012. This variation reflects the 25.2% increase in the average volume of these operations, from R$75,624 million in 2011 to R$94,668 million in 2012, which positively impacted interest and similar income by R$1,979 million.

The decrease in interest and similar income in the amount of R$8,484 million was due to changes in average interest rates, primarily reflecting: (i) the reduction in the SELIC rate which decreased from 11.0% in 2011 to 7.25% by the end of 2012; and (ii) the change in the mix of loans in the portfolio of loans and advances to customers, as well as the change in interest rates charged.

Insurance, pension plans and capitalization bonds

Our interest and similar income increased by 11.3%, from R$9,980 million in 2011 to R$11,110 million in 2012. This increase was mainly due to higher average volume of business, which had an impact of R$1,559 million on our results, particularly as a result of a 35.5% increase in the average balance of financial assets held for trading and available for sale. Whereas the average rate of interest and similar income for average interest-earning assets decreased from 9.9% in 2011 to 9.5% in 2012, impacting our results by R$428 million.

Bradesco 133

Form 20-F

Interest and similar expenses

The tables below show the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2012 and 2011, on a consolidated basis and by segment:

Consolidated	R$ in thousands, except %
	As of December 31,
	2012	2011	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	471,502	360,575	30.8%
Savings deposits	62,758,934	55,515,889	13.0%
Time deposits	117,810,860	122,328,948	(3.7)%
Funding in the open market	152,354,820	128,494,578	18.6%
Borrowings and onlendings	47,408,499	44,962,370	5.4%
Funds from securities issued	50,848,755	28,260,014	79.9%
Subordinated debt	32,278,136	25,335,543	27.4%
Insurance technical provisions and pension plans	107,519,858	89,762,154	19.8%
Total	571,451,364	495,020,071	15.4%
Average interest rate paid	6.9%	9.4%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2012	2011	% Change	2012	2011	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	471,574	360,621	30.8%	-	-	-
Savings deposits	62,758,934	55,515,889	13.0%	-	-	-
Time deposits	117,825,606	122,345,672	(3.7)%	-	-	-
Funding in the open market	197,363,060	167,698,196	17.7%	-	-	-
Borrowings and onlendings	47,408,499	44,962,370	5.4%	-	-	-
Funds from securities issued	50,848,755	28,260,014	79.9%	-	-	-
Subordinated debt	32,278,136	25,335,543	27.4%	-	-	-
Insurance technical provisions and pension plans	-	-	-	107,519,858	89,762,154	19.8%
Total	508,954,564	444,478,305	14.5%	107,519,858	89,762,154	19.8%
Average interest rate paid	7.1%	9.8%		7.4%	7.5%

For further information on average interest rates by type of liability, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar expenses was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the fluctuations in the real/U.S. dollar rate), in each case, for 2012 as compared to 2011:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2012/2011
	Increase/(decrease)
Due to changes in average volume of interest‑bearing liabilities	6,301,630	5,634,326	1,319,156
Due to changes in average interest rates	(13,416,865)	(13,099,356)	(38,616)
Net change	(7,115,235)	(7,465,030)	1,280,540

Banking

Our interest and similar expenses decreased 17.1%, from R$43,577 million in 2011 to R$36,112 million in 2012. Primarily, this is due to the decrease in the average interest rate paid, from 9.0% in 2011 to 7.1% in 2012, which had the effect of reducing expenses by R$13,099 million, mainly due to a reduction of 3.2 p.p. in the average interbank interest rate, which decreased from 11.6% in 2011 to 8.4% in 2012. This decrease was partially offset by an increase of 14.5% in the average volume of interest-bearing liabilities, from R$444,478 million in 2011 to R$508,955 million in 2012, impacting interest and similar expense by R$5,634 million, particularly due to the increase of: (a) 79.9% in the average balance of funds from securities issued, from R$28,260 million in 2011 to R$50,849 million in 2012, which was mainly related to the increased volume of securities issued in the international market and financial notes in 2012; (b) 17.7% in the average balance of funding in the open market, from R$167,698 million in 2011 to R$197,363 million in 2012; and (c) 27.4% in the average balance of subordinated debt, from R$25,336 million in 2011 to R$32,278 million in 2012, this increase due to a larger number of issuances of subordinated financial notes in Brazil  and subordinated debt abroad. It is worth mentioning that in 2012 there was a 8.9% depreciation of the real against the U.S. dollar, impacting our funding abroad.

134 Form 20-F – December 2012

Form 20-F

Insurance, pensions and capitalization bonds

Our interest and similar expenses increased by 19.1% from R$6,705 million in 2011 to R$7,986 million in 2012, due to an increase in the average balance of technical provisions, from R$89,762 million in 2011 to R$107,520 million in 2012, representing an increase of R$1,319 million in our expenses. This increase was partially offset by a decrease in the average interest rate paid, from 7.5% in 2011 to 7.4% in 2012, thus reducing our expenses by R$39 million.

Net impairment losses on loans and advances to customers

The following table shows changes in our impairment of loans and advances, net impairment losses on loans and advances, loans recovered and loan charge-offs for the years ended 2012 and 2011 as well as our ratio of net impairment losses on loans and advances to loans and advances to customers (shown as a percentage of the average balance of our loans and advances to customers) in all cases based on consolidated financial information prepared in accordance with IFRS:

As of December 31,	R$ in thousands, except %
	2012	2011	% Change
Impairment of loans and advances at the beginning of the year	17,646,666	15,355,736	14.9%
Net impairment losses on loans and advances	11,510,179	8,296,151	38.7%
Loan recoveries	3,000,904	2,799,169	7.2%
Loan charge‑offs	(12,120,055)	(8,804,390)	37.7%
Impairment of loans and advances at the end of the year	20,037,694	17,646,666	13.5%
Ratio of net impairment losses on loans and advances to average loans and advances outstanding	4.4%	3.5%

The balance of our impairment of loans and advances to customers increased by 13.5% from R$17,647 million in 2011 to R$20,038 million in 2012. This increase was mainly due to an increase of 9.9% in impaired loans and advances to customers, from R$26,299 million in 2011 to R$28,899 million in 2012, particularly in the following sectors (i) vehicles (CDC), whose allocated impairment went from R$2,459 million in 2011 to R$3,231 million in 2012, representing 1.2% of our interest-earning loans and advances to customers, whereas in 2011 it represented 1.0%; (ii) personal credit, whose allocated impairment increased from R$1,262 million in 2011 to R$3,410 million in 2012, representing 1.2% of our interest-earning loans and advances to customers, whereas in 2011 it represented 0.5%; and (iii) working capital, whose allocated impairment increased R$616 million, reaching a 0.8% share of interest-earning loans and advances to customers.

Loans and advances to customers neither due nor impaired increased by 10.0% from R$230,870 million in 2011 to R$253,920 million in 2012, of which 97.4% were rated "low risk.”

Bradesco 135

Form 20-F

Calculations of impairment of loans and advances include: (i) an individual analysis of impaired loans and advances to customers; and (ii) an analysis of losses on loans and advances to customers collectively assessed for impairment, as follows:

As of December 31,	R$ in thousands
	2012	2011	% Change
Impaired loans and advances to customers	1,122,674	554,291	102.5%
Losses on loans and advances to customers collectively assessed for impairment	18,915,020	17,092,375	10.7%
Total	20,037,694	17,646,666	13.5%

The increase of 38.7% in net impairment losses on loans and advances is related to: (i) the increase of 9.9% in impaired loans and advances to customers, mainly due to the slow recovery of the global economy; and (ii) the increased default level.

Loan recoveries and charge-offs were up by 7.2% and 37.7% respectively, against 2011. Rescheduled loans and advances increased by 11.4%, from R$8,658 million in 2011 to R$9,644 million in 2012.

Our level of loan losses, defined as the amount of net charge-offs compared to the average balance of loans and advances to customers, including overdue loans, increased from 2.5% in 2011 to 3.3% in 2012. Impairment of loans and advances as a percentage of loans and advances to customers remained at 6.9% in 2012, which shows that we have a comfortable margin in light of our history of effective net losses.

We believe that our current impairment of loans and advances is sufficient to cover probable losses associated with our portfolio. For more information, see "Item 4.B. Business Overview-Selected Statistical Information-Charge-offs" and "Item 4.B. Business Overview-Selected Statistical Information-Non-performing loans and impairment of loans and advances."

Loans to individuals increased by 13.3% from R$100,433 million in 2011 to R$113,743 million in 2012, mainly due to the following products: (i) housing finance; (ii) credit card; and (iii) personal credit.

Loans and advances to corporate customers, increased by 7.9% from R$163,089 million in 2011 to R$175,947 million in 2012, mainly due to the following products: (i) housing finance – company plan; (ii) working capital; and (iii) import/export financing.

For a description of the Central Bank's regulations on loans and advances, see "Item 4.B. Business Overview-Regulation and Supervision-Bank regulations-Treatment of loans and advances" and Note 2(e) to our consolidated financial statements in "Item 18. Financial Statements."

Non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2012 and 2011.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2012	2011	% Change
Net fee and commission income	12,804,795	10,834,333	18.2%
Net gains/(losses) on financial assets and liabilities classified as held for trading	2,110,113	(608,270)	-
Net gains/(losses) on financial assets classified as available for sale	1,895,974	365,302	419.0%
Premiums retained from insurance and pension plans	40,176,745	34,315,543	17.1%
Equity in the earnings of associates	870,662	682,122	27.6%
Other non-interest income	8,865,636	10,327,155	(14.2)%
Total	66,723,925	55,916,185	19.3%

136 Form 20-F – December 2012

Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2012	2011	% Change	2012	2011	% Change
Net fee and commission income	13,885,450	11,989,868	15.8%	1,233,278	1,079,597	14.2%
Net gains/(losses) on financial assets and liabilities classified as held for trading	1,095,588	779,332	40.6%	(6,689)	(1,300)	414.5%
Net gains/(losses) on financial assets classified as available for sale	(455,476)	(25,022)	1,720.3%	2,418,373	213,520	-
Premiums retained from insurance and pension plans	-	-	-	40,176,745	34,315,543	17.1%
Equity in the earnings of associates	752,353	585,281	28.5%	108,302	100,103	8.2%
Other non-interest income	3,876,321	6,169,618	(37.2)%	4,969,783	4,022,961	23.5%
Total	19,154,236	19,499,077	(1.8)%	48,899,792	39,730,424	23.1%

Banking

Our non-interest income decreased by 1.8%, from R$19,499 million in 2011 to R$19,154 million in 2012. This decrease was mainly due to: (i) the 37.2% decrease in other non-interest income, from R$6,170 million in 2011 to R$3,876 million in 2012, primarily due to: (a) revenue from taxes to offset in the amount of R$2,912 million in 2011, partially offset by: (b) the proceeds from the sale of our investments in Serasa S.A in 2012, amounting to R$794 million; and (ii) the increase of R$430 million in net losses of financial assets available for sale, which rose from R$25 million on December 31, 2011 to R$456 million on December 31, 2012, primarily due to the recognition of losses related to shares of public companies. These effects were partially offset by the increase of: (i) 15.8% in net fee and commission income, driven by an increase of: (a) 16.6% in revenue from credit cards, reflecting the increase of approximately 2 million credit card units compared to 2011, increasing revenue, which reached R$103,543 million in 2012, with an increase of 15.5% compared to 2011; (b) 16.5% in revenue related to checking accounts, primarily due to the expansion of our  customer base, which increased by 583,000 new checking accounts and expanding the portfolio of services to our customers; (c) 16.5% in revenues from consortium management, due to the increase of active quotas, which rose from 625,763 active quotas on December 31, 2011 to 736,202 active quotas on December 31, 2012; and (d) 26.3% in revenue with guarantees pledged, due to the increase of R$11,432 million, or 26.3%, in the balance of financial guarantees that we offer to our customers, and (ii) 40.6% in net gains from financial assets held for trading, which rose from R$779 million on December 31, 2011 to R$1,096 million on December 31, 2012, primarily due to the positive result obtained with fixed income securities.

Insurance, pension plans and capitalization bonds

Our non-interest income increased by 23.1% from R$39,730 million in 2011 to R$48,900 million in 2012. This performance was primarily due to the growth of: (i) R$2,205 million in net gains from financial assets available for sale, from R$213 million in 2011 to R$2,418 million in 2012, mainly as a result of: (a) the gain related to the extended maturities of fixed income securities, guaranteeing technical provisions, partially offset by (b) recognition of losses related to shares of public companies; and (ii) 17.1% in retained premiums from insurance and pension plans income, from R$34,316 million in 2011 to R$40,177 million in 2012, mainly due to: (a) an increase in revenues from insurance written premiums, from R$32,136 million in 2011 to R$37,899 million in 2012; and (b) an increase in revenues from pension contributions, from R$3,062 million in 2011 to R$3,273 million in 2012.

Main differences between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main differences between our non-interest income by segment (according to accounting practices adopted in Brazil) and our consolidated non-interest income (according to “IFRS”) for the year ended December 31, 2012.

Net fee and commission income

The difference of R$2,314 million refers to: (i) the effective interest rate method in the amount of R$1,221 million; and (ii) eliminations amounting to R$1,329 million; partially offset by: (iii) adjustments of other operations in the amount of R$236 million.

Net gains (losses) on financial assets classified as held for trading

The adjustment in the amount of R$1,021 million was mainly due to: (i) the reversal of the hedge accounting in the amount of R$637 million; and (ii) the consolidation of exclusive funds in the amount of R$649 million; partially offset by: (iii) the effect of exchange-rate variation on our financial assets held for trading in the amount of R$270 million.

Bradesco 137

Form 20-F

Non-interest expense

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expense for 2012 and 2011:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2012	2011	% Change
Personnel expenses	(11,656,422)	(11,150,970)	4.5%
Administrative expenses	(11,900,383)	(11,477,134)	3.7%
Depreciation and amortization	(2,538,260)	(2,120,335)	19.7%
Changes in the insurance technical provisions and pension plans	(23,326,101)	(18,212,405)	28.1%
Retained claims	(13,123,833)	(11,168,612)	17.5%
Selling expenses for insurance and pension plans	(2,313,795)	(1,858,351)	24.5%
Net gains/(losses) of foreign currency transactions	(951,385)	2,625,813	-
Other non-interest expense	(17,394,300)	(15,185,857)	14.5%
Total	(83,204,479)	(68,547,851)	21.4%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2012	2011	% Change	2012	2011	% Change
Personnel expenses	(10,586,643)	(10,082,575)	5.0%	(1,017,702)	(950,749)	7.0%
Administrative expenses	(11,592,512)	(10,805,456)	7.3%	(932,226)	(1,051,456)	(11.3)%
Depreciation and amortization	(1,459,721)	(1,615,437)	(9.6)%	(114,214)	(77,828)	46.8%
Changes in the insurance technical provisions and pension plans	-	-	-	(23,326,101)	(18,212,405)	28.1%
Retained claims	-	-	-	(13,123,833)	(11,168,612)	17.5%
Selling expenses for insurance and pension plans	-	-	-	(2,314,815)	(1,859,208)	24.5%
Net gains/(losses) of foreign currency transactions	(1,589,833)	1,043,896	-	-	-	-
Other non-interest expense	(14,226,902)	(11,102,767)	28.1%	(5,345,229)	(4,504,589)	18.7%
Total	(39,455,611)	(32,562,339)	21.2%	(46,174,120)	(37,824,847)	22.1%

Banking

Our non-interest expense increased by 21.2%, from R$32,562 million in 2011 to R$39,456 million in 2012. This growth was due to the increase of: (i) 5.0% in personnel expenses, impacted by: (a) the rise in salary levels; and (b) the net increase in our employees, particularly in the second half of 2011 originated by organic growth; (ii) 7.3% in our administrative expenses, primarily due to an increase in the: (a) average business volume; (b) contractual adjustments; and (c) organic growth; and (iii) 28.1% in other non-interest expense, primarily caused by (a) the full amortization of goodwill from BERJ, amounting to R$1,156 million; (b) the higher volume of commission expenses on loans and financing in the amount of R$639 million, partially as a result of the improvement in the methodology of prepaid expenses amortization; and; and (c) the recognition of losses related to intangible assets – acquisition of rights to provide banking services in the amount of R$527 million.

Insurance, pension plans and capitalization bonds

Our non-interest expense increased by 22.1%, from R$37,825 million in 2011 to R$46,174 million in 2012. This increase was mainly due to: (i) a 28.1% increase in our changes in the insurance technical provisions and pension plans, from R$18,212 million in 2011 to R$23,326 million in 2012 basically due to: (a) a 19.8% increase in the average volume of insurance technical provisions and pension plans, due to a higher business volume, and (b) the recognition of an additional technical provision as a result of the adoption of lower actual interest rate in its respective calculation; and (ii) 17.5% in our retained claims, from R$11,169 million in 2011 to R$13,124 million in 2012.

138 Form 20-F – December 2012

Form 20-F

Main differences between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main differences between our non-interest expenses by segment (according to accounting practices adopted in Brazil) and our consolidated non-interest expenses (according to “IFRS”) for the year ended December 31, 2012.

Net gains/(losses) in foreign currency transactions

The R$638 million adjustment basically refers to exchange rate adjustments of our foreign operations and investments.

Depreciation and amortization

The R$964 million difference was mainly due to the recognition of expenses related to amortization of goodwill and intangible assets arising from other non-interest expenses, according to Central Bank accounting practices. The highlight was the full amortization of goodwill from BERJ, in the amount of R$1,156 million.

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

Income and social contribution tax expenses increased from R$3,594 million in 2011 to R$4,151 million in 2012. This variation was primarily due to: (i) the increase in taxable income, which rose from R$14,683 million in 2011 to R$15,502 million in 2012; and (ii) increased tax benefit obtained on distribution of interest on equity, which rose from R$1,174 million in 2011 to R$1,305 million in 2012. For more information on Income and social contribution taxes, see Note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

The effective rate of taxation as a percentage of our income before income and social contribution taxes, varied from an expense of 24.5% in 2011 to an expense of 26.8% in 2012.

Net income

As a result of the above, our net income attributable to controlling shareholders increased by 3.0%, from R$10,958 million in 2011 to R$11,292 million in 2012. Our net income for the year increased by 2.4%, from R$11,089 million in 2011 to R$11,352 million in 2012.

Bradesco 139

Form 20-F

Results of operations for the year ended December 31, 2011 compared with the year ended December 31, 2010

The following tables set forth the principal components of our net income for 2011 and 2010, on a consolidated basis and by segment:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2011	2010	% Change
Net interest income	35,611,286	32,771,291	8.7%
Impairment of loans and advances	(8,296,151)	(5,756,125)	44.1%
Non‑interest income	55,916,185	46,766,710	19.6%
Non‑interest expense	(68,547,851)	(58,457,759)	17.3%
Income before income taxes	14,683,469	15,324,117	(4.2)%
Income and social contribution taxes	(3,594,027)	(5,271,924)	(31.8)%
Net income for the year	11,089,442	10,052,193	10.3%
Net income attributable to controlling shareholders	10,958,054	9,939,575	10.2%
Net income attributable to non-controlling interest	131,388	112,618	16.7%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2011	2010	% Change	2011	2010	% Change
Net interest income	31,379,722	28,223,501	11.2%	3,274,715	2,823,860	16.0%
Impairment of loans and advances	(9,275,421)	(6,354,670)	46.0%	-	-	-
Non‑interest income	19,499,077	14,399,089	35.4%	39,730,424	32,816,828	21.1%
Non‑interest expense	(32,562,339)	(26,897,045)	21.1%	(37,824,847)	(30,885,976)	22.5%
Income before income taxes	9,041,039	9,370,875	(3.5)%	5,180,292	4,754,712	9.0%
Income and social contribution taxes	(1,305,702)	(2,416,284)	(46.0)%	(1,850,139)	(1,771,955)	4.4%
Net income for the year	7,735,337	6,954,591	11.2%	3,330,153	2,982,757	11.6%
Net income attributable to controlling shareholders	7,724,917	6,943,764	11.2%	3,201,449	2,912,981	9.9%
Net income attributable to non-controlling interest	10,420	10,827	(3.8)%	128,704	69,776	84.5%

Net interest income

The table below shows the main components of our interest income before impairment losses on loans and advances for 2011 and 2010, on a consolidated basis and by segment:

	R$ in thousands, except %
	2011	2010	% Change
Consolidated
Interest and similar income	82,367,272	63,772,183	29.2%
Interest and similar expense	(46,755,986)	(31,000,892)	50.8%
Net interest income	35,611,286	32,771,291	8.7%
Banking
Interest and similar income	74,956,572	56,308,530	33.1%
Interest and similar expense	(43,576,850)	(28,085,029)	55.2%
Net interest income	31,379,722	28,223,501	11.2%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	9,980,146	8,907,371	12.0%
Interest and similar expense	(6,705,431)	(6,083,511)	10.2%
Net interest income	3,274,715	2,823,860	16.0%

140 Form 20-F – December 2012

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

Bradesco 141

Form 20-F

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2011 and 2010:

Consolidated	R$ in thousands, except %
	As of December 31,
	2011	2010	% Change
Average balance of interest‑earning assets
Financial assets held for trading	87,326,233	62,407,194	39.9%
Financial assets available for sale	33,549,814	34,888,119	(3.8)%
Investments held to maturity	4,510,835	3,778,920	19.4%
Assets pledged as collateral	75,623,917	70,498,746	7.3%
Loans and advances to banks	75,900,028	64,545,465	17.6%
Loans and advances to customers	234,942,522	194,680,442	20.7%
Compulsory deposits with the Central Bank	59,239,456	32,553,623	82.0%
Other interest‑earning assets	518,296	494,975	4.7%
Total	571,611,101	463,847,484	23.2%
Average interest rate earned	14.4%	13.7%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2011	2010	% Change	2011	2010	% Change
Average balance of interest–earning assets
Financial assets held for trading	64,641,840	41,700,784	55.0%	22,364,163	20,497,486	9.1%
Financial assets available for sale	7,809,477	10,411,584	(25.0)%	25,739,260	24,475,664	5.2%
Investments held to maturity	110,664	252,551	(56.2)%	4,400,171	3,526,369	24.8%
Assets pledged as collateral	75,623,917	70,498,746	7.3%	-	-	-
Loans and advances to banks	66,780,488	55,108,912	21.2%	48,323,150	35,274,056	37.0%
Loans and advances to customers	234,927,721	194,677,299	20.7%	-	-	-
Compulsory deposits with the Central Bank	59,239,456	32,553,623	82.0%	-	-	-
Other interest–earning assets	518,296	494,975	4.7%	-	-	-
Total	509,651,859	405,698,474	25.6%	100,826,744	83,773,575	20.4%
Average interest rate	14.7%	13.9%		9.9%	10.6%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

142 Form 20-F – December 2012

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
	Increase/(reduction)
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

Our interest and similar income from loans and advances to banks increased by 25.3% from R$6,759 million in 2010 to R$8,469 million in 2011. This increase was mainly due to: (i) an increase in the average balance of these transactions, from R$55,109 million in 2010 to R$66,780 million in 2011, impacting our revenue by R$1,473 million; and (ii) an increase in the average interest rate from 12.3% in 2010 to 12.7% in 2011, increasing our revenues by R$236 million, as a result of an increase average in interbank interest rates, from 9.8% in 2010 to 11.6% in 2011.

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

Bradesco 143

Form 20-F

Interest and similar expense

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
Average balance of interest–bearing liabilities
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
	Increase/(reduction)
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

144   Form 20-F – December 2012

Form 20-F

Insurance, pension plans and capitalization bonds

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

Net impairment losses on loans and advances to customers – consolidated

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

Calculations of impairment of loans and advances include an individual analysis of impaired loans and advances and an analysis of losses on loans and advances to customers collectively assessed for impairment, as follows:

As of December 31,	R$ in thousands
	2011	2010	% Change
Impaired loans and advances to customers	554,291	641,714	(13.6)%
Losses on loans and advances to customers collectively assessed for impairment	17,092,375	14,714,022	16.2%
Total	17,646,666	15,355,736	14.9%

The increase of 44.1% in net impairment losses on loans and advances is related to: (i) the 16.8% increase in our loans and advances to customers in 2011; and (ii) the increase of 14.4% in operations impaired, mainly due to the deterioration of the world economy.

Bradesco 145

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

146 Form 20-F – December 2012

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

Net gains (losses) on financial assets classified as held for trading

The adjustment in the amount of R$1,386 million was mainly due to: (i) the reversal of the hedge accounting in the amount of R$1,082 million, see Note 46(d) in "Item 18. Financial Statements;" and (ii) the consolidation of exclusive funds in the amount of R$581 million; partially offset by: (iii) the effect of exchange-rate variation on our financial assets held for trading in the amount of R$283 million.

Bradesco 147

Form 20-F

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

Banking

Our non-interest expense increased by 21.1%, from R$26,897 million in 2010 to R$32,562 million in 2011. This increase was due to the increase of: (i) 26.9% in personnel costs, impacted by: (a) our headcount from 75,375 in 2010 to 86,263 in 2011, due to our organic growth; (b) higher salary levels; and (c) higher expenses related to labor claims, due to a refinement of the percentages used in the calculation, which resulted in a R$500 million impact in 2011 (for more information, see “Item 8.A Consolidated Statements and other Financial Information”); (ii) 19.8% in our administrative expenses, principally due to: (a) higher average volume of business; (b) contractual adjustments; and (c) accelerated organic growth, with 11,030 new points of service, in particular 1,009 new branches in 2011; and (iii) 27.2% in other non-financial expenses basically due to provision for tax risks amounting to R$786 million and higher operational provision expenses, in particular for civil contingencies. This increase was offset by net gains from foreign currency transactions, which increased from an expense of R$337 million in 2010 to an income of R$1,044 million in 2011, basically as a result of the 12.6% appreciation of the U.S. dollar against the real, which impacted our investments abroad.

Insurance, pension plans and capitalization bonds

Our non-interest expense increased by 22.5%, from R$30,886 million in 2010 to R$37,824 million in 2011. This increase was mainly due to: (i) a 27.4% increase in our changes in provisions for insurance, pension plans, from R$14,295 million in 2010 to R$18,212 million in 2011 basically due to a 17.1% increase in the average volume of technical reserves for insurance and pension plans; and (ii) a 16.6% increase in retained losses, from R$9,577 million in 2010 to R$11,169 million in 2011, mainly due to an increase in claims in the health segment. These increased expenses reflect our business expansion.

Main differences between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main differences between our non-interest expenses by segment (according to accounting practices adopted in Brazil) and our consolidated non-interest expenses (according to “IFRS”) for the year ended December 31, 2011.

148 Form 20-F – December 2012

Form 20-F

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

Income and social contribution tax expenses decreased from R$5,272 million in 2010 to R$3,594 million in 2011. This variation was primarily due to: (i) a decrease in taxable income caused by the US dollar’s appreciation against the Brazilian real  impacting our foreign funding, (ii) non-deductible expenses and foreign exchange gain leading to a positive adjustment of R$528 million in 2011, offset by a negative adjustment of R$657 million in 2010, and (iii) increased tax benefit obtained on distribution of interest on equity, which increased from R$986 million in 2010 to R$1,174 million in 2011. For more information on Income and social contribution taxes, see Note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

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

Bradesco 149

Form 20-F

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

150 Form 20-F – December 2012

Form 20-F

The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing, as well as non-interest-bearing) for the periods indicated measured using month-end balances:

R$ in thousands, except %	2012			2011			2010
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
Interest‑bearing liabilities
Interbank deposits	471,502	0.1%	10.3%	360,575	0.1%	12.9%	516,805	0.1%	7.5%
Savings deposits	62,758,934	9.1%	5.8%	55,515,889	9.3%	6.8%	47,792,922	9.7%	6.2%
Time deposits	117,810,860	17.1%	6.4%	122,328,948	20.4%	9.2%	95,818,484	19.4%	8.7%
Funding in the open market	152,354,820	22.2%	7.7%	128,494,578	21.4%	10.9%	106,591,802	21.6%	9.4%
Borrowings and onlendings	47,408,499	6.9%	5.0%	44,962,370	7.5%	12.8%	33,869,850	6.9%	2.5%
Funds from securities issued	50,848,755	7.4%	6.8%	28,260,014	4.7%	8.8%	11,501,257	2.3%	6.4%
Subordinated debt	32,278,136	4.7%	8.9%	25,335,543	4.2%	11.0%	24,410,454	4.9%	8.3%
Insurance technical provisions and pension plans	107,519,858	15.6%	7.4%	89,762,154	15.0%	7.5%	76,641,029	15.5%	7.9%
Total interest‑bearing liabilities	571,451,364	83.1%	6.9%	495,020,071	82.5%	9.4%	397,142,603	80.4%	7.8%
Non‑interest‑bearing liabilities
Demand deposits	33,136,888	4.8%	-	32,538,699	5.4%	-	32,911,742	6.7%	-
Other non‑interest‑bearing liabilities	82,827,519	12.0%	-	72,605,080	12.1%	-	63,819,402	12.9%	-
Total non‑interest‑bearing liabilities	115,964,407	16.9%		105,143,779	17.5%		96,731,144	19.6%
Total liabilities	687,415,771	100.0%	5.8%	600,163,850	100.0%	7.8%	493,873,747	100.0%	6.3%

Deposits are our most important source of funding, accounting for 31.2% of average total liabilities in 2012, 35.1% in 2011 and 35.8% in 2010. Our deposits balance over these years progressed in the following manner:

•   In 2011, the average balance of deposits increased by 19.0% compared to 2010, due mainly to the 27.7% increase in the average balance of our time deposits and 16.2% increase in the average balance of our savings deposits; and

•      In 2012, the average balance of our deposits increased by 1.6% against 2011 primarily due to growth of 13.0% in the average balance of our savings deposits, which was partially offset by a 3.7% drop in the average balance of our time deposits.

Funding in the open market, borrowings and onlendings and funds from securities issued are the main sources of funding, accounting for 36.5% of total average liabilities in 2012, compared to 33.6% in 2011 and 30.8% in 2010. When comparing 2012 and 2011, there was a 24.2% increase in these funding sources, particularly a 79.9% increase in funds from securities issued, mainly due to bonds abroad, and financial notes in Brazil we issued in the period.

The following table shows our sources of funding and liquidity as of December 31, 2012:

December 31, 2012	R$ in thousands	% of total
Interbank deposits	382,474	0.0%
Savings deposits	69,041,721	9.0%
Time deposits	104,045,463	13.6%
Funding in the open market	175,530,009	22.9%
Borrowings and onlendings	44,186,158	5.8%
Funds from securities issued	51,552,093	6.7%
Subordinated debt	34,851,714	4.6%
Insurance technical provisions and pension plans	118,768,720	15.5%
Total interest-bearing liabilities	598,358,352	82.8%
Demand deposits	38,411,773	5.0%
Other non‑interest‑bearing liabilities	93,070,184	12.2%
Total non‑interest‑bearing liabilities	131,481,957	17.2%
Total liabilities	729,840,309	100.0%

Bradesco 151

Form 20-F

Deposits

Deposits accounted for approximately 29.0% of total liabilities as of December 31, 2012. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the average balances of our savings and demand deposits from 2011 to 2012 was mainly due to the larger volume of funding, which was partially influenced by changes in the investment return rates. For additional information regarding our deposits, see "Item 4.B. Business Overview-Selected Statistical Information-Maturity of deposits."

Funding in the open market

Funding in the open market consist mainly of funds we obtained from banks in the market by selling securities with agreements to repurchase. On December 31, 2011, we had funding in the open market in the amount of R$149,940 million, a R$16,940 million increase compared to December 31, 2010. On December 31, 2012, we had funding in the open market in the amount of R$175,530 million, an increase of R$25,590 million compared to December 31, 2011. Growth shown for these periods reflects the increasing in our business volume.

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

On December 31, 2011, we had borrowings totaling R$17,257 million, an increase of R$9,267 million as compared to December 31, 2010. Our borrowings increased due to: (i) increase in demand for import and export financing; and (ii) appreciation of the US dollar against the real.

On December 31, 2012, we had borrowings amounting to R$8,111 million, a reduction of R$9,146 million in relation to December 31, 2011. Our borrowings decreased due to the settlement of transactions, which were partially offset by the appreciation of 8.9% of the US dollar against the Brazilian real.

For additional information on our borrowings, see "Item 4.B. Business Overview-Selected Statistical Information."

Onlendings

Onlendings consist primarily of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities and equipment.

On December 31, 2011, our onlendings amounted to R$35,989 million, an increase of R$5,783 million compared to December 31, 2010. The increase in our onlendings was mainly due to an increase of R$4,402 million in our funding for FINAME onlendings in Brazil.

On December 31, 2012, the amount of our onlending totaled R$36,075 million and reflected an increase of R$86 million compared to December 31, 2011. The increase in our onlendings was mainly due to an increase of R$667 million in our funding for FINAME onlendings in Brazil partially offset by the balance of funding related to BNDES operations, in the amount of R$660 million.

Funds from securities issued

Funds from securities issued mainly consisted of real estate credit notes, Euronotes and issues of securities in other countries.

On December 31, 2011, our funds from securities issued totaled R$41,631 million and showed an increase of R$23,821 million compared to December 31, 2010. The increase in our funds from securities issued was mainly due to a R$19,300 million increase in our funding through financial notes, and a R$2,811

152 Form 20-F – December 2012

Form 20-F

million increase in Euronotes.

On December 31, 2012, our funds from securities issued totaled R$51,552 million reflecting an increase of R$9,921 million from December 31, 2011. The increase in our funds from securities issued was mainly due to a R$5,844 million increase in our funding through the issue of bonds abroad; (ii) R$2,086 million in funds from issue of real estate credit notes; and (iii) R$1,101 million in financial notes.

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

The balance of our compulsory deposits decreased 32.7%, from R$71,211 million as of December 31, 2011 to R$47,952 million as of December 31, 2012, mainly due to: (i) the reduction in our average volume of term deposits; (ii) the possibility of deducting the compulsory payment on demand deposits in certain specific situations, according to Circular No. 3,622/12 of the Central Bank; and (iii) reduction, to zero rate, of the payment of additional compulsory on demand deposits, according to Circular No. 3,609/12 of the Central Bank.

Sources of additional liquidity

In certain limited circumstances, we may obtain emergency funds from the Central Bank through a transaction referred to as "redesconto." A redesconto is a loan from the Central Bank to a financial institution, which is guaranteed by Brazilian government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading assets limits the amount of the redesconto transaction. We have never obtained funds from the Central Bank through "redesconto"  transactions for liquidity purposes. As of December 31, 2012, we had R$46,016 million available in Brazilian government securities as financial assets held for trading that could be used for this purpose.

Cash flow

In 2012, 2011 and 2010, our cash flow was basically affected by our business strategy and alterations in the Brazilian economic environment. The following table shows the principal variations in cash outflows during the periods indicated:

For the year ended December 31,	R$ in thousands
	2012	2011	2010
Net cash provided by (used in) operating activities	51,612,398	(37,060,630)	(28,343,156)
Net cash provided by (used in) investing activities	(44,797,252)	16,682,701	(29,305,414)
Net cash provided by (used in) financing activities	3,850,139	20,965,444	4,555,029
Net increase (decrease) in cash and cash equivalents	10,665,285	587,515	(53,093,541)

2012

In 2012, we had a net increase of R$10,665 million in cash and cash equivalents due to net cash from: (i) operating activities, in the amount of R$51,612 million; and (ii) financing activities, in the amount of R$3,850 million. These increases in our net cash were impacted by net cash being used for our investing activities, in the amount of R$44,797 million.

In 2012, cash from our operating activities resulted primarily from: (i) decrease in compulsory deposits in the Central Bank, in the amount of R$23,258 million; (ii) interest received in the amount of

Bradesco 153

Form 20-F

R$67,007 million; (iii) net increase in funds from financial institutions and customers, in the amount of R$37,833 million; (iv) increase in variation of technical provisions in the amount of R$23,326 million; and (v) decrease in financial assets held for trading, in the amount of R$23,159 million. The aforementioned increases were basically impacted by the growth in loans and advances to customers and financial institutions, in the amount of R$132,900 million.

The cash generated by our financing activities basically resulted from an increase of: (i) R$24,448 million in funds from securities issued; and (ii) R$12,998 million from issue of subordinated debt, partially offset by: (iii) the payment of funds from issue of securities in the amount of R$19,956 million; (iv) the payment of subordinated debt, in the amount of R$4,494 million; (v) interest paid in the amount of R$5,261 million; and (vi) interest paid on capital and dividends, in the amount of R$3,839 million.

2011

In 2011, we had a net increase of R$588 million in cash and cash equivalents due to net cash from: (i) investing activities, in the amount of R$16,683 million; and (ii) financing activities, in the amount of R$20,965 million. These increases in our net cash were impacted by net cash being used for our operating activities, in the amount of R$37,061 million.

In 2011, cash from our investing activities resulted primarily from: (i) proceeds from sales of financial assets available for sale, net of acquisitions, in the amount of R$13,697 million; and (ii) interest received in the amount of R$7,190 million; partially offset by: (iii) acquisitions of property and equipment and intangible assets amounting to R$4,932 million.

The cash generated by our financing activities basically resulted from an increase of: (i) R$22,532 million in funds from securities issued, net of issuance costs; (ii) R$2,963 million subordinated debt, net of payments; partially offset by: (iii) payments of interest on equity and dividends, in the amount of R$3,568 million.

2010

In 2010, we had a net decrease of R$53,094 million in cash and cash equivalents, due to: (i) the use of R$29,306 million for our investment activities; and (ii) use of R$28,343 million for our operating activities; and offset: (iii) by R$4,555 million from our financing activities.

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

•      require a deduction from capital corresponding to fixed assets held over limits imposed by the Central Bank; and

•      limit the issuance of subordinated notes to 50.0% of Tier I capital.

154 Form 20-F – December 2012

Form 20-F

Prior to July 2000, capital adequacy requirements could be calculated on either a consolidated or unconsolidated basis. Since July 2000, we have measured our capital adequacy on a consolidated basis, in accordance with Central Bank rules. As of July 2008, we started operating under New Capital Accord (Basel II) rules, standardized approach. See "Item 4.B. Business Overview-Regulation and Supervision-Bank Regulations-Principal limitations and restrictions on activities of financial institutions" for a more detailed discussion of Brazilian capital adequacy requirements.

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

The first measure requires financial institutions to strengthen their capital levels. Regulatory capital basically comprises share capital (non-redeemable non-cumulative common and preferred shares), plus retained earnings, less amounts related to regulatory adjustments (tax credits, goodwill paid on acquisition of investments and deferred fixed assets, among others). After allowing for all deductions, Basel III will require banks to hold: (i) a regulatory capital ratio of at least 4.5%, (ii) a Tier I capital ratio of at least 6%; and (iii) a minimum total capital ratio of 8%.

Basel III recommendations stipulate altered capital requirements for counterparty credit risk, both for the standard approach and for internal risk rating based approaches (IRBs) in order to ensure inclusion of material risks in capital structure.

In addition to new definitions of capital and minimum requirements, two more requirements were introduced: "conservation capital" and "countercyclical capital." Conservation capital will be supplementary to the regulatory minimum requirements and consist of components accepted for calculating regulatory capital. Its purpose is to have financial institutions upgrade their ability to absorb losses above the minimum required in favorable periods of the economic cycle, so that the added capital may be used as a buffer in times of stress. The Basel III Accord recommends implementation of a leverage ratio as a supplementary capital measure, to be calculated by dividing Tier I capital by total exposure. For calculating total exposure, Basel III uses accounting data net of provisions, without deducting any credit risk mitigator or deposits. As of January 1, 2018 there is to be a minimum requirement for the leverage ratio, which was originally set at 3%. The details of the leverage ratio are not yet part of the Brazilian regulation.

Furthermore, in order to determine minimum requirements for quantitative liquidity of financial institutions, Basel III proposes two liquidity ratios: one short-term and the other long-term.

The purpose of the short-term liquidity ratio (Liquidity Coverage Ratio, or LCR) is to show that institutions have sufficient high-liquidity funds to withstand a one-month financial stress scenario. The purpose of the long-term liquidity ratio (Net Stable Funding Ratio, or NSFR) is to encourage institutions to finance their activities from more stable sources of funding. Basel III has set forth the requirement of a ratio of more than one (1) for the LCR as of January 1, 2015 and the NSFR as of January 1, 2018.

In January, 2011, the Basel Committee on Banking Supervision published a document known as the "January 13 Annex" in which it extended Basel III rules with additional requirements applicable to Tier 1 and 2 capital. Under the January 13 Annex rules, a capital instrument issued by a bank must include a clause enabling the competent regulatory body to either cancel this instrument, or convert it to common shares on the occurrence of a "trigger event." A "trigger event" is whichever of the following occurs first: (i) a decision that a cancellation is necessary, without which the bank would become insolvent; and (ii) the decision to make a public capital injection, or equivalent subsidy, without which the bank would become insolvent. These additional requirements will apply to all instruments issued after January 1, 2013; otherwise, any qualified instruments issued before that date will be gradually deducted from capital measurement for a period of ten years as of 2013.

Brazil has been a member of the Basel Committee on Banking Supervision since late 2009 and has adopted Basel III proposals. The Central Bank issued Notice No. 20,615/11 on preliminary guidelines and schedules for implementing recommendations on capital structure and liquidity requirements. According to this communication, the regulator intends to bring forward the implementation of several measures.

Under the Central Bank's preliminary rules, Brazil would follow the international schedule for gradually adopting capital requirements and definitions over the coming years. The schedule that was

Bradesco 155

Form 20-F

originally proposed by the Central Bank began on January 1, 2013. However, this was postponed to March 1, 2013 and its final application remained on January 1, 2019.

Provisional Measure No. 608/13 enacted on February 28, 2013, sets forth the regulatory measures that Brazil has been adopting to adhere to the recommendations of by Basel III. This rule changes the provision for capital to be recognized by financial institutions, addressing presumed credit and credit securities and instruments issued by financial institutions to comprise their regulatory capital. Accordingly, Provisional Measure No. 608/13 and the resolutions enacted in March 2013 by the Central Bank reinforce the mechanism to prevent risk in the financial system, by establishing conditions to increase the capacity to absorb losses and economic crises.

In March 2013 the Central Bank published four (4) Resolutions and fifteen (15) Circulars, by way of which it implemented the recommendations from the Basel Committee on Banking Supervision. In line with international recommendations and current practice, the minimum capital level was determined as a percentage of risk weighted assets. In accordance with the rules set forth by the Central Bank, which will be gradually implemented, the new capital structure of financial institutions will comprise the following components: (i) Principal Capital, which consists mainly of shares and retained earnings, (ii) Tier I Capital, which consists of principal capital plus other instruments capable of absorbing losses when the institution is operating, and (iii) Reference Equity, which consists of Tier I Capital plus other instruments to absorb losses in the case of an institution being liquidated.

Following the recommendations of Basel III, the CMN Resolution No. 4,193/13 introduced a conservation capital buffer, called Additional Common Equity Tier 1 by the aforementioned ruling, which must be set up from January to December 2016, by when it should have the lower limit of 0.625% and the upper limit of 1.25% of risk weighted assets.

By the end of the transitional period in 2019, additional Principal Capital will have to be 2.5% to 5% of risk weighted assets, with the amount to be determined by the Central Bank depending on economic conditions. In normal market conditions, financial institutions must hold excess capital in relation to the minimum requirements in an amount greater than additional Principal Capital, as defined. Failure to comply with additional Principal Capital rules will lead to restrictions affecting distribution of dividends, bonuses, earnings, profit sharing and incentive compensation geared to the performance of institutions’ managements.

To facilitate understanding of changes that will be implemented, see the table below:

	Basel II	Brazil - Currently	Basel III (*)
Principal Capital	2.0% (**)	4.5% (**)	7.0% - 9.5%
Tier I	4.0% (**)	5.5% (**)	8.5% - 11.0%
Reference Equity	8.0%	11.0%	10.5% - 13.0%
(*) Considering o Additional Principal Capital (**) Implicit limits

Under the current rule, Brazilian financial institutions, ourselves included, must hold a capital base (Reference Equity) of 11.0% or more of total RWA (Basel ratio) calculated using specific criteria determined by the Central Bank. On December 31, 2012,  our Basel ratio, excluding our non-financial subsidiaries, was 16.2% of total RWA, which is higher than the 11.0% level required by the Central Bank.

The following table shows our capital positions as a percentage of total risk weighted assets, as well as our minimum capital requirements under Brazilian law, for the dates indicated. The table and the following information are based on consolidated terms, which include our non-financial subsidiaries, and based on BR GAAP.

As of December 31,	R$ in thousands, except %
	2012	2011	2010
Capital – Tier I	11.0%	12.4%	13.1%
Capital – Tier II	5.1%	2.7%	1.6%
Total capital	16.1%	15.1%	14.7%
Available regulatory capital	96,933,658	71,475,542	56,146,028
Minimum regulatory capital required	66,057,252	52,158,869	41,892,806
Excess over minimum regulatory capital required	30,876,406	19,316,673	14,253,222

156 Form 20-F – December 2012

Form 20-F

The increase in our available capital, according to the ruling, from R$71,476 million at December 31, 2011 to R$96,934 million at December 31, 2012 was primarily due to: (i) R$7,486 million related to capitalization of profit after distribution of dividends/interest on equity, and (ii) the increase of R$11,008 million in subordinated debt eligible to Tier II of Reference Equity.

The increase in our available authorized capital from R$56,146 million as of December 31, 2010 to R$71,476 million as of December 31, 2011, was basically due to: (i) R$7,288 million relating to capitalization of profit, after distributing dividends/interest on shareholder equity; (ii) R$1,500 million relating to the capital increase in cash; and (iii) a R$7,579 million increase in subordinated debts eligible as Tier II regulatory capital.

The surplus over our minimum capital requirement was R$19,317 million as of December 31, 2011, against R$14,253 million in 2010, and this increased surplus was basically due to issuing subordinated debt eligible to comprise Tier II capital.

As of December 31 of each of 2010, 2011 and 2012, we were in compliance with all minimum capital requirements stipulated by the Central Bank. For a description of our capital requirements and Central Bank capital adequacy regulations see "Item 4.B. Business Overview-Regulation and Supervision-Bank Regulations-Principal limitations and restrictions on activities of financial institutions."

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

Bradesco 157

Form 20-F

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2012 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

December 31, 2012	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	Over 5 years	Indefinite	Total
Interest-earning assets
Financial assets held for trading	26,245,810	5,040,950	2,128,945	40,408,373	23,381,731	7,650,252	104,856,061
Financial assets available for sale	18,411,205	706,356	517,265	11,011,326	45,390,234	-	76,036,386
Investments held to maturity	2,003	9,239	-	220,643	3,483,788	-	3,715,673
Assets pledged as collateral	14,472,932	60,287,471	1,019,023	19,656,101	10,697,772	-	106,133,299
Loans and advances to banks	50,283,971	26,825,756	5,088,339	10,621,724	1,443	-	92,821,233
Loans and advances to customers (1)	27,775,505	58,804,401	37,945,044	98,406,644	17,936,140	34,367,123	275,234,857
Central Bank compulsory deposits	40,061,821	-	-	-	-	-	40,061,821
Other assets	-	-	-	-	560,090	-	560,090
Total interest-earning assets	177,253,247	151,674,173	46,698,616	180,324,811	101,451,198	42,017,375	699,419,420
Interest-bearing liabilities
Deposits from banks (2)	98,054,815	62,974,342	14,122,292	40,917,101	4,030,091	-	220,098,641
Savings deposits (3)	69,041,721	-	-	-	-	-	69,041,721
Time deposits	15,816,709	14,323,105	10,054,554	63,126,416	724,679	-	104,045,463
Funds from securities issued	3,460,972	14,697,409	12,119,875	20,669,467	604,370	-	51,552,093
Subordinated debt	195,661	549,640	1,396,680	13,523,640	19,186,093	-	34,851,714
Insurance technical provisions and pension plans (3)	91,388,794	2,011,060	491,703	24,877,163	-	-	118,768,720
Total interest-bearing liabilities	277,958,672	94,555,556	38,185,104	163,113,787	24,545,233	-	598,358,352
Asset/liability gap	(100,705,425)	57,118,617	8,513,512	17,211,024	76,905,965	42,017,375	101,061,068
Cumulative gap	(100,705,425)	(43,586,808)	(35,073,296)	(17,862,272)	59,043,693	101,061,068	-
Ratio of cumulative gap to cumulative total interest-earning assets	(14.4)%	(6.2)%	(5.0)%	(2.6)%	8.4%	14.4%
(1) For indefinite operations, it refers to credit card operations;
(2) Including: funding in the open market, borrowings, onlendings and interbank deposits; and
(3) Savings deposits and insurance technical provisions and pension plans are classified as up to 30 days, without considering average historical urnover.
Exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. As  of December 31, 2012  our net foreign currency liability exposure, considering off-balance-sheet derivative financial instruments, was R$20,981  million, or 29.4% of equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivative financial instruments.

Our foreign currency position arises mainly through our purchases and sales of foreign currencies (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum outstanding long and short foreign currency positions.

158 Form 20-F – December 2012

Form 20-F

As of December 31, 2012, the composition of our assets, liabilities and equity by currency and term was as set out in the table below. Our foreign currency assets are largely denominated in reais  but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

December 31, 2012	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	56,841,734	3,151,043	59,992,777	5.3%
Financial assets held for trading
Less than one year	35,721,932	345,069	36,067,001	1.0%
From one to five years	40,735,254	-	40,735,254	-
More than five years	23,625,608	577	23,626,185	0.0%
Indefinite	11,408,031	3,096	11,411,127	0.0%
Financial assets available for sale
Less than one year	18,437,051	1,197,775	19,634,826	6.1%
From one to five years	10,766,618	244,708	11,011,326	2.2%
More than five years	41,406,553	3,983,680	45,390,233	8.8%
Indefinite	5,524,463	-	5,524,463	-
Investments held to maturity
Less than one year	-	11,242	11,242	100.0%
From one to five years	220,643	-	220,643	-
More than five years	3,438,932	44,856	3,483,788	1.3%
Assets pledged as collateral	101,830,564	4,302,735	106,133,299	4.1%
Loans and advances to banks	90,649,997	2,171,236	92,821,233	2.3%
Loans and advances to customers
Less than one year	138,856,115	14,109,282	152,965,397	9.2%
From one to five years	88,172,163	10,578,728	98,750,891	10.7%
More than five years	16,066,734	1,869,406	17,936,140	10.4%
Non-current assets available for sale	533,060	2	533,062	0.0%
Investments in associated companies	2,750,022	4,976	2,754,998	0.2%
Property and equipment	4,516,554	15,801	4,532,355	0.3%
Intangible assets and goodwill	7,729,723	25,942	7,755,665	0.3%
Taxes to be offset	5,320,826	25,867	5,346,693	0.5%
Deferred income tax assets	17,967,716	15,842	17,983,558	0.1%
Other assets
Less than one year	16,761,588	7,879,632	24,641,220	32.0%
From one to five years	10,857,841	122,624	10,980,465	1.1%
More than five years	824,824	118,034	942,858	12.5%
Total	750,964,546	50,222,153	801,186,699	6.3%
Percentage of total assets	93.7%	6.3%	100.0%	-

Bradesco 159

Form 20-F

December 31, 2012	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Equity
Deposits from banks (1)
Less than one year	165,107,150	10,771,946	175,879,096	6.1%
From one to five years	39,915,920	1,001,181	40,917,101	2.4%
More than five years	3,386,902	643,189	4,030,091	16.0%
Deposits from customers
Less than one year	125,046,895	21,873,320	146,920,215	14.9%
From one to five years	61,495,690	1,630,726	63,126,416	2.6%
More than five years	562,016	162,663	724,679	22.4%
Financial liabilities held for trading
Less than one year	2,878,875	296,045	3,174,920	9.3%
From one to five years	484,825	1,996	486,821	0.4%
More than five years	388,241	-	388,241	-
Funds from securities issued
Less than one year	25,131,610	5,146,646	30,278,256	17.0%
From one to five years	12,024,167	8,645,300	20,669,467	41.8%
More than five years	208,077	396,293	604,370	65.6%
Subordinated debt
Less than one year	975,269	1,166,712	2,141,981	54.5%
From one to five years	12,918,232	605,408	13,523,640	4.5%
More than five years	12,151,240	7,034,853	19,186,093	36.7%
Insurance technical provisions and pension plans	118,767,620	1,100	118,768,720	0.0%
Other provisions	21,042,826	4,367	21,047,193	0.0%
Current income tax liabilities	3,334,337	19,791	3,354,128	0.6%
Deferred income tax liabilities	2,862,131	229,536	3,091,667	7.4%
Other liabilities (2)
Less than one year	54,616,838	5,719,405	60,336,243	9.5%
From one to five years	840,375	14,800	855,175	1.7%
More than five years	189,512	146,284	335,796	43.6%
Equity	71,346,390	-	71,346,390	-
Total	735,675,138	65,511,561	801,186,699	8.2%
Percentage of total liabilities and equity	91.8%	8.2%	100.0%
(1) including: funding in the open market, borrowings, onlendings and interbank deposits; and
(2) Other non-interest bearing liabilities, whose primary components are technical reserves for insurance and pension plans and provision for contingent liabilities, are not a source of funding.

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

160 Form 20-F – December 2012

Form 20-F

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 20(c) to our consolidated financial statements in "Item 18. Financial Statements." As of December 31, 2012, the composition of notional reference and/or contracted values and fair values of trading derivatives held by the Organization is presented below:

December 31, 2012	R$ in thousands
	Reference amounts
	R$	Foreign currency	Total
Derivatives
Interest rate futures contracts
Purchases	130,181,209	-	130,181,209
Sales	441,870,992	-	441,870,992
Foreign currency futures contracts
Purchases	-	3,804,690	3,804,690
Sales	-	30,645,872	30,645,872
Futures contracts - other
Purchases	25,963	-	25,963
Sales	1,336,588	-	1,336,588
Interest rate option contracts
Purchases	61,765,403	-	61,765,403
Sales	79,976,227	-	79,976,227
Foreign currency option contracts
Purchases	-	536,505	536,505
Sales	-	347,040	347,040
Option contracts - other
Purchases	695,710	-	695,710
Sales	662,970	-	662,970
Foreign currency forward contracts
Purchases	-	20,068,292	20,068,292
Sales	-	8,314,349	8,314,349
Forward contracts - other
Purchases	411,994	-	411,994
Sales	1,396,530	-	1,396,530
Swap contracts
Asset position
Interest rate swaps	15,140,812	-	15,140,812
Currency swaps	-	21,030,812	21,030,812
Liability position
Interest rate swaps	14,946,865	-	14,946,865
Currency swaps	-	21,527,465	21,527,465

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

Bradesco 161

Form 20-F

The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

	R$ in thousands
	2012	2011	2010
Infrastructure
Land and buildings	81,392	88,148	120,051
Installations, properties and equipment for use	554,157	937,026	560,425
Security and communications systems	12,512	14,759	16,976
Transportation systems	2,146	14,232	2,866
SubTotal	650,207	1,054,165	700,318
Information Technology
Data processing systems	1,543,801	1,260,105	1,240,317
Financial leasing of data processing systems	418,108	448,497	441,552
SubTotal	1,961,909	1,708,602	1,681,869
Total	2,612,116	2,762,767	2,382,187

During 2012, we made R$2,612  million investments in capital expenditures, R$650 million of which were related to the acquisition of assets and R$1,962  million to telecommunications services and data processing expenses.

We believe that capital expenditures in 2013 through 2015 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2013 through 2015 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

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

5.G. Safe Harbor

Not applicable.

162 Form 20-F – December 2012

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

Our Board of Executive Officers currently comprises (i) the Diretoria Executiva and (ii) our Officers, Department Officers and Regional Officers. The Diretoria Executiva consists of one Chief Executive Officer, six Vice-Presidents, eight Managing Officers and six Deputy Officers.

Our eight-member Board of Directors meets on a regular basis every 90 days and meets on an extraordinary basis whenever necessary. It is responsible for:

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

The Diretoria Executiva meets weekly and is responsible for:

•      implementing the strategy and policies established by our Board of Directors; and

•      our day-to-day management.

Several members of our Board of Directors and the Diretoria Executiva also perform senior management functions at our subsidiaries, including BRAM, Bradesco Financiamentos, Bradesco Consórcios, Bradesco BBI, Bradesco Leasing, BEM DTVM,  Bradesco Cartões, Bradesco Seguros and subsidiaries. Each of these subsidiaries has an independent management structure.

Pursuant to Brazilian law, all members of our Board of Directors and Board of Executive Officers have been approved by the Central Bank.

The following are biographies of the current members of our Board of Directors and Diretoria Executiva.

Members of the Board of Directors:

Lázaro de Mello Brandão, Chairman:  Born on June 15, 1926. Mr. Brandão is an economist and business administrator. In September 1942, Mr. Brandão was hired as a bookkeeper by Casa Bancária Almeida & Cia., the financial institution that became Banco Brasileiro de Descontos S.A. on March 10, 1943, and later became Banco Bradesco S.A. He has held a variety of positions during his banking career. In January 1963, he was elected as an Officer, and in September 1977, he was elected Vice-President. In January 1981, he assumed the position of CEO, succeeding Mr. Amador Aguiar, the founder of Bradesco. Since February 1990, he has served as the Chairman of our Board of Directors. In March 1999, he decided to step down as CEO, but has remained the Chairman of our Board of Directors. He also holds a variety of positions within Bradesco Organization, such as Chairman of the Board of Trustees and CEO of Fundação Bradesco; and Chairman of the Board of Directors and CEO of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition, he is the Chairman of the Board of Directors of Bradespar S.A. He has also served as CEO of the Banking Associations of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima, as Vice-President of the National Federation of Banks, known as "FENABAN," as a Member of the Board of the Federation of Brazilian Banking

Bradesco 163

Form 20-F

Associations, known as "FEBRABAN" and as Chairman of the Board of Directors of Fundo Garantidor de Créditos - FGC and CIBRASEC - Companhia Brasileira de Securitização and a member of the Consulting Committee of VBC Participações S.A. and a Member of the Board of Directors of Banco do Espírito Santo, S.A., located in Lisbon, Portugal.

Antônio Bornia, Vice-Chairman:  Born on November 22, 1935. High school graduate. Mr. Bornia started his career at Banco Bradesco S.A. in May 1952. Since then, he has held a variety of positions within Bradesco. In September 1975, he became a Deputy Officer; in April 1979, he was appointed to an Executive Officer position; in June 1981, he became Vice-President and since March 1999 he has been the Vice-Chairman of our Board of Directors. He is Chairman of the Board of Directors of Bradesco Securities, Inc. (USA), Bradesco Securities UK Limited, Bradesco Securities Hong Kong Limited and Banco Bradesco Europa S.A.; Bradesco Leasing S.A. - Arrendamento Mercantil and BSP Empreendimentos Imobiliários S.A. Vice-President of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social; Manager of Bradport-S.G.P.S. Sociedade Unipessoal, Lda.; Vice-Chairman of the Board of Trustees and Vice-President of Fundação Bradesco; Vice-Chairman of the Board of Directors and Vice-President of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also the Chairman of the Board of the ABEL - Associação Brasileira das Empresas de Leasing, and he previously held the position of Chief Executive Officer; Vice-Chairman of the Board of Directors of Bradespar S.A.; and Member of the Brazilian Sector of the Brazil-United States Business Council. He was Vice-Chairman of the Board of Directors of  Banco BERJ S.A., Member of the Board of Directors of Banco Espírito Santo, S.A., headquartered in Lisboa, Portugal; from April 2010 to March 2012; he has also served as an Alternate Member of the Board of Resources of the National Financial System, an agency related to the Treasury Ministry, as representative of the ABEL from July 1989 until July 1991 and from February 2000 to February 2002. He was also the Chairman of the Board of Directors of the FGC from January 2002 to January 2005, and Vice-Chairman of the Executive Board of the Latin American Leasing Federation - Felalease from August 2003 to October 2005; CEO of the National Union of Leasing Companies, from September 1988 to April 2006; Vice-President and Vice-Chairman of the Board of Representatives of the National Confederation of the Financial System-CONSIF, from January 2004 to May 2007; and in CNF-National Confederation of the Financial Institutions, he held the positions of Chairman, Vice-Chairman and Member of Board of Representatives and Vice-President, from September 1988 to March 2007.

Mário da Silveira Teixeira Júnior, Director:  Born on March 4, 1946. Mr. Teixeira received a degree in Civil Engineering and Business Administration from Mackenzie Presbyterian University. In July 1971, Mr. Teixeira joined Bradesco S.A Corretora de Títulos e Valores Mobiliários, having served as an Officer from March 1983 until January 1984, when he was transferred to Banco Bradesco de Investimento S.A. and Banco Bradesco S.A. There, he was appointed Department Officer in January 1984, Managing Officer in March 1992 and Vice-President in March 1998. From March 1999 to July 2001, he served as a Member of our Board of Directors, when he resigned to manage Bradespar S.A., a company incorporated by our partial spin-off. In March 2002, he returned to his position as a Member of our Board of Directors, where he remains until today. Currently, he is also a Member of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A.; an Officer of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social; Member of the Board of Trustees and Managing Officer of Fundação Bradesco, Member of the Board of Directors and Managing Officer of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, Mr. Teixeira is a Member of the Board of Directors of Bradespar S.A., Vice-Chairman of the Board of Directors and Member of the Strategic Committee of Vale S.A.; and Vice-Chairman of the Board of Directors of Valepar S.A. He has also served as Vice-President of ANBID -  Associação Nacional dos Bancos de Investimento, Member of the Management Board of ABRASCA -  Brazilian Association of Publicly-held Companies, Member of the Board of Directors of Banco BERJ S.A.  and Vice-Chairman of the Board of Directors of BES Investimento do Brasil S.A. -  Banco de Investimento, Member of the Board of Directors of Companhia Paulista de Força e Luz -  CPFL, Companhia Piratininga de Força e Luz, Companhia Siderúrgica Nacional -  CSN, CPFL Energia S.A., CPFL Geração de Energia S.A., Latasa S.A., São Paulo Alpargatas S.A., Tigre S.A. Tubos e Conexões, VBC Energia S.A. and VBC Participações S.A., and a Voting Member of the Board of Directors of Banco Espírito Santo de Investimentos S.A., located in Lisbon, Portugal.

164 Form 20-F – December 2012

Form 20-F

João Aguiar Alvarez, Director:  Born on August 11, 1960. Mr. Alvarez received a degree in Agronomy from the Pinhalense Education Foundation - Manuel Carlos Gonçalves College of Agronomy and Animal Husbandry. In April 1986, he was elected to the Board of Directors of Cidade de Deus-Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and since April 1988, he has served as an Officer. Since February 1990, Mr. Alvarez has been a Member of our Board of Directors and a Member of the Board of Directors of Bradespar S.A. since March 2000. He is a Member of the Board of Trustees and Deputy Officer of Fundação Bradesco and Member of the Board of Directors and Deputy Officer of Institute of Diseases of the Digestive System and Nutrition (FIMADEN).

Denise Aguiar Alvarez, Director:  Born on January 24, 1958. Ms. Alvarez received a degree in Education from São Paulo Pontific Catholic University and received a Masters in Education from New York University. In April 1986, she was appointed to the Board of Directors of Cidade de Deus-Companhia Comercial de Participações, one of our controlling shareholders, and since July 1988, she has also been serving as an Officer. Since February 1990, Ms. Alvarez has served as a Member of our Board of Directors, and since March 2000, she has also served as a Member of the Board of Directors of Bradespar S.A. She is also a Member of the Board of Trustees and Deputy Officer of Fundação Bradesco and Member of the Board of Directors and Deputy Officer of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, she was previously Member and currently is Chairwoman of the Governance Board of GIFE - Group of Institutions, Foundations and Companies, a Member of the Board of Directors of Associação dos Amigos da Pinacoteca do Estado and of the Deliberative Board of Museu de Arte Moderna de São Paulo - MAM, Member of the Board of Trustees of Fundação Dorina Nowill para Cegos and Fundação Roberto Marinho, Member of the Consulting Board of Canal Futura; member of the General Board of Comunitas Parcerias para o Desenvolvimento Solidário; and Effective Member of Associação de Apoio ao Programa Alfabetização Solidária - AAPAS. She was member of the Deliberative Board of Fundo Social de Solidariedade do Estado de São Paulo -  FUSSESP.

Luiz Carlos Trabuco Cappi, Director:  Born on October 6, 1951. Graduated from Faculdade de Filosofia, Ciências e Letras de São Paulo, with a graduate degree in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo. He began his career at Bradesco in April 1969 and has held a variety of positions within the banking sector, being elected as Officer in 1984. On March 10, 2009 he became Chief Executive Officer. He is also Chief Executive Officer of the others companies of Bradesco Organization. He is Chairman of the Board of Directors of Odontoprev S.A., and Elo Participações S.A., President of the Council of Representatives and Executive Board of the National Confederation of Financial Institutions (CNF) and Member of the Deliberative Council of FEBRABAN. He was the Chief Executive Officer of Bradesco Vida e Previdência and of Grupo Segurador. He was also Chief Executive Officer of the Marketing and Funding Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança - ABECIP, of ANAPP - Associação Nacional da Previdência Privada, of the Federação Nacional de Saúde Suplementar - FENASAÚDE, Vice-Chairman of the Board of Representatives of the Confederação Nacional das Instituições Financeiras - CNF, Member of the Deliberative Council of ABRASCA, Member of the Board of Directors of Banco Espírito Santo, S.A., headquartered in Lisbon, Portugal, Member of the Board of Directors of ArcelorMittal Brasil (former Companhia Siderúrgica Belgo-Mineira), Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização - CNSeg and Full Member of the Association Internationale pour I’Etude de I’Economie de I’Assurance - Association de Genève, Geneva, Switzerland, and Member of the Honorable Council of ANSP - Academia Nacional de Seguros e Previdência.

Carlos Alberto Rodrigues Guilherme, Director:  Born on December 21, 1943. Mr. Guilherme received a Law degree from Pinhalense Education Foundation. He began his career in December 1957. Mr. Guilherme has held a variety of positions within the banking sector, such as Department Officer in March 1986, Deputy Officer in March 1998, Managing Officer in March 1999 and Member of the Board of Directors since March 2009. He is a Member of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários; Officer of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social. He is also a Member of the Board of Trustees and a Managing Officer of Fundação Bradesco, Member of the Board of Directors and a Managing Officer of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN) and Member of the Board of Directors of Bradespar S.A. He was Member of the Board of Directors of Banco BERJ S.A.,  Officer of Banco de Crédito Real de Minas Gerais S.A. and of Credireal Leasing S.A. - Arrendamento Mercantil.

Bradesco 165

Form 20-F

Milton Matsumoto, Director:  Born on April 24, 1945. Mr. Matsumoto received a degree in Business Administration from UNIFIEO-University Center FIEO of Osasco. He began at Bradesco in September 1957. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Department Officer in March 1985, Deputy Officer in March 1998, a Managing Officer since March 1999 and he has been a Member of the Board of Directors since March 2011. He is a Member of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A.; Officer of NCF Participações S.A.; Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social. He is also a Member of the Board of Trustees and Managing Officer of Fundação Bradesco. Member of the Board of Directors and Managing Officer of Foundation for Digestive and Nutrition Diseases (FIMADEN). In addition to these activities, he is a Member of the Board of Directors of Bradespar S.A.; and Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A. He was Member of the Board of Directors of Banco BERJ S.A. and an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários; the first Secretary Director of the Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Alternate Member of the Board of Directors of CPM Braxis S.A. and CPM Holdings Ltd.; and. Secretary Officer of the union of the credit, financing and investing companies of the State of São Paulo of FENACREFI - Interstate Federation of Loan, Financing and Investment Institutions.

Members of the "Diretoria Executiva":

Luiz Carlos Trabuco Cappi, CEO:  Mr. Trabuco also holds the position of CEO. His experience is described in "Members of the Board of Directors."

Julio de Siqueira Carvalho de Araujo, Vice-President:  Born on December 10, 1954. High school graduate. Mr. Carvalho de Araújo began his career in March 1978 at Banco BCN S.A., an Institution that was acquired by Bradesco in 1997. He has held a variety of positions within the banking sector, such as being appointed in Banco Bradesco S.A. as an Officer in October 1989 and Vice-President from May 1995 to August 2000. Since August 2000, he has been our Vice-President. He also holds a variety of positions within the Bradesco Organization, such as Member of the Board of Trustees and Managing Officer of Fundação Bradesco and Member of the Board of Directors and Managing Officer of Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition to these activities, he serves as an Effective Member of the Board of Directors of FGC; Member of the Board of Directors and Coordinator of the Risk Committee of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros; Alternate Member of the Board of Directors of Interbank Chamber of Payments – CIP, where he previously held the position of Chairman, Alternate Member of Agribusiness Board (CONSAGRO); Vice-President and Chairman of the Banking Self-Regulatory Council of the Brazilian Federation of Banks (FEBRABAN); Vice-President and Alternate Delegate for CONSIF, of the Brazilian Federation of Banks (FENABAN); Vice-President of the Brazilian Institute of Banking Science (IBCB); Treasurer of the Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; and Effective Officer of Confederação Nacional do Sistema Financeiro - CONSIF; and Member of the Board of Directors, Advisory Council and Strategy Committee of the BRAIN – Brasil Investimentos & Negócios Association. He was Effective Member of the Board of Directors of Companhia Brasileira de Liquidação e Custódia (CBLC) and Effective Member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities - ABECIP.

Domingos Figueiredo de Abreu, Vice-President:  Born on January 8, 1959. He received a degree in Economics from College of Economic Sciences of Mogi das Cruzes and a degree in Accounting from College of Economic Sciences and Administration of Osasco – FAC-FITO, with a postgraduate degree in Financial Administration (CEAG) from Fundação Getulio Vargas and an MBA in Finance from IBMEC  – Instituto Brasileiro de Mercado de Capitais. Mr. Abreu began at Banco Bradesco S.A. in December 1981. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Department Officer in June 2001, a Managing Officer in March 2002 and Vice-President in June 2009. Mr. Abreu is also a Member of the Board of Trustees and a Managing Officer of Fundação Bradesco, Member of the Board of Directors and a Managing Officer of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also the Chairman of the Board of Directors of Cielo S.A., and Member of CPM Holdings Limited and Elo Participações S.A.’s Board of Directors. He was Officer of Banco BCN S.A. and Alternate Member of CPM Braxis S.A.'s Board of Directors, where he was also a Member of the Board of Technical Administration; Member of the Board of Directors of IBRI – Brazilian Institute of Investor Relations,

166 Form 20-F – December 2012

Form 20-F

formerly Vice-President and Regional Officer in São Paulo and Member of the Management Board of ABRASCA – Brazilian Association of Publicly-held Companies.

José Alcides Munhoz, Vice-President:  Born on July 23, 1948. High school graduate. Mr. Munhoz began at Bradesco in October 1970, at the Santa Maria branch - RS. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Officer in March 1989, Department Officer in January 1995, Deputy Officer in March 1998, Managing Officer in March 1999 and in January 2012, Vice-President, the position he currently holds. He is a Member of the Board of Trustees of Fundação Bradesco, Member of the Board of Directors and Managing Officer of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also Member of the Board of Directors of BBD Participações S.A, Vice-President of Banco BERJ S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil; and Officer of NCF Participações S.A. and Nova Cidade de Deus Participações S.A.

Aurélio Conrado Boni, Vice-President: Born on July 19, 1951. Business Administration technician from the Technical Trade School “Campos Salles.” He began at Bradesco in February 1971. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Department Officer in December 1997, Managing Officer in December 2001 and Vice-President, the position he currently holds, in January 2012. Mr. Boni is also a Member of the Board of Trustees and Managing Officer of Fundação Bradesco, Member of the Board of Directors and Managing Officer of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also Member of the Board of Directors of BBD Participações S.A., Vice-President of Banco BERJ S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil; Managing Officer of Bradesco Seguros S.A.; and Officer of NCF Participações S.A. and Nova Cidade de Deus Participações S.A. In addition to these activities, he is a Member of the Board of Directors of CPM Holdings Limited and IT Partners Ltd.

Sérgio Alexandre Figueiredo Clemente, Vice-President:  Born on June 7, 1959. Graduated in Mechanical Engineering from PUC -  Pontifícia Universidade Católica de Minas Gerais (Catholic University of Minas Gerais), with an executive MBA in Finance from IBMEC (Capital Markets Brazilian Institute) and Specialization in Finance through the Executive Management Development Program (PDG), administered by the Business Development Corporation. He attended the Advanced Management Program (PGA), administered by Fundação Dom Cabral and INSEAD. Mr. Clemente joined Banco BCN S.A. in May 1996 as Deputy Officer. In December 1997, he was elected Officer. With the acquisition of BCN, he joined the Banco Bradesco S.A. staff, having been elected Department Officer in March 2000, as the person responsible for the Corporate Department. In December 2006, he became Managing Officer, and Vice-President, in January 2012, the position he currently holds. He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors and Managing Officer of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Also an Alternate Member of the Board of Directors of Sete Brasil Participações S.A; and Effective Member of the Advisory Chamber of the Listing of the BM&FBovespa S.A.

Marco Antonio Rossi, Vice-President: Born on March 7, 1961. He holds a degree in Marketing Management Technology, a "latu sensu" postgraduate qualification in Client Management from Universidade Paulista (UNIP) and a "latu sensu" postgraduate qualification in Advanced Strategic and Geopolitical Studies from Fundação Armando Álvares Penteado (FAAP). He joined Bradesco Vida e Previdência S.A. in July 1981, where he rose through all career levels and was elected to the position of Officer in January 1999, Managing Officer in May 2001 and CEO in August 2002, where he remained until March 2010. In January 2012 he was elected Vice-President of Banco Bradesco S.A. He is a member of the Board of Trustees and Managing Officer of Fundação Bradesco; and Member of the Board of Directors and Managing Officer of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also Chief Executive Officer of Bradesco Seguros S.A., Atlântica Companhia de Seguros and BSP Affinity Ltda.; since March 2009; Bradseg Participações S.A., since April 2009; and Vice-President of BP Promotora de Vendas Ltda., since January 2012. In addition to these activities, he is Chairman of the Board of Directors of Europ Assistance Brasil Serviços de Assistência S.A.;  Vice-Chairman of the Board of Directors of Odontoprev S.A., Vice-President of the National Federation of Private Insurance and Capitalization bonds (Fenaseg); Effective Member of the Board of Directors of Companhia Brasileira de Gestão de Serviços; and Member of the Board of the Commercial Association of Rio de Janeiro. He was CEO of the Brazilian Federation of Private Pension and Life (FENAPREVI); and Vice-President and Member of the Higher Council of the CNSeg – Brazilian

Bradesco 167

Form 20-F

Confederation of General Insurance, Private Pension Plan and Life, Supplemental Health Care and Capitalization Companies.

Maurício Machado de Minas, Managing Officer: Born on July 1, 1959. He holds a degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo – Poli/USP (1981), and specialization in Data Communications and Software Development in the United States (1987-1988), and university extension courses at Wharton Business School (1996 - Finance) and Columbia University (2001 - General Management). He joined Banco Bradesco S.A. in July 2009 as Managing Officer and is responsible for Business Technology, Innovation, R&D, IT Architecture, Application Development and Centralized Services. Member of Board of Directors of Foundation for Digestive and Nutrition Diseases (FIMADEN). He is also an Alternate Member of the Board of CPM Braxis S.A. (a Cap Gemini company), having previously held the position of Executive Vice-President and COO (Chief Operations Officer), where he was responsible for all operational units and for CPM International. He is also an Alternate Member of the Board of Directors of Fidelity Processadora e Serviços S.A. and MPO - Processadora de Pagamentos Móveis S.A.; and Member of the Board of Directors of NCR Brasil - Indústria de Equipamentos para Automação S.A. He was formerly Senior Analyst with Banco Itaú and Officer of Support Services of a group of Brazilian IT companies (Polymax, Flexidisk, Eletrodigi).

Alexandre da Silva Glüher, Managing Officer: Born on August 14, 1960. Mr. Glüher received a degree in Accounting from Universidade Federal do Rio Grande do Sul, and a degree in Business Administration from Universidade Luterana do Brasil (ULBRA), and the Advanced Management Program - University of Pennsylvania - The Wharton School. He joined Banco Bradesco S.A. in March 1976, and was elected Regional Officer in August 2001, Department Officer in March 2005, Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of the Foundation for Digestive and Nutrition Diseases (FIMADEN). He is also Alternate Vice-President of the Board of Directors of Fidelity Processadora e Serviços S.A. He was an Alternate Member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities (ABECIP).

Alfredo Antônio Lima de Menezes, Managing Officer:  Born on June 16, 1962. He graduated in Business Administration from Faculdades Integradas Tibiriçá (FATI). He started his career as a junior trader with Banco BCN S.A. in May 1985, and was promoted to Officer. Elected Department Officer of Banco Bradesco S.A.  in January 2001, elected Deputy Officer December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of Foundation for Digestive and Nutrition Diseases (FIMADEN). Also CEO of the Advisory Chamber for Fixed Income, Foreign Exchange and Derivatives of BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros, and former Full Member of the advisory chambers of the securities, exchange and financial assets clearinghouses. He was formerly Vice-President of the Operational and Ethics Committees and Officer of the Brazilian Association of Financial Market Institutions (ANDIMA); Full Member of the Board of Directors of the Central Clearing de Compensação e Liquidação S.A.; Member of the Board of Directors of CETIP S.A. (Derivatives and Assets OTC); and Effective Member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities (ABECIP).

André Rodrigues Cano, Managing Officer: Born on July 22, 1958. Graduated in Business Administration from Faculdades Metropolitanas Unidas (FMU), MBA-Controller from the Institute of Accounting, Finance and Actuarial Research (FIPECAFI, FEA-USP), and the Advanced Management Program - Harvard Business School. Mr. Cano joined Bradesco in April 1977 and was elected Department Officer in December 2001. He was elected Officer of Banco Bradesco Financiamentos S.A. in September 2008, remaining in this position until his return to Bradesco as Department Officer in December 2009. He was elected Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and the Board of Directors of the Foundation for Digestive and Nutrition Diseases (FIMADEN). He is also a Member of the Curator Council of the National Quality Foundation (FNQ). Formerly Officer and Effective Member of the Board of Directors of TECBAN - Tecnologia Bancária S.A.; Effective Member of the Fiscal Council of Tele Celular Sul Participações S.A.; Alternate Member of the Fiscal Council of Tele Nordeste Celular Participações S.A.; and Officer of ACREFI - Associação Nacional das Instituições de Crédito, Financiamento e Investimento.

168 Form 20-F – December 2012

Form 20-F

Josué Augusto Pancini, Managing Officer:  Born on April 14, 1960. Mr. Pancini received a degree in Mathematics from Centro Universitário da Fundação de Ensino Octávio Bastos – Feob - UNIFEOB, with a lato sensu postgraduate degree in Business Economics - Finance from Pontifícia Universidade Católica de Campinas - PUC - Campinas. He joined Banco Bradesco S.A. in July 1976, and was elected Regional Officer in July 1997, Department Officer in July 2003, Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and of the Board of Directors of Foundation for Digestive and Nutrition Diseases (FIMADEN). Formerly Alternate Member of the Deliberative Board of ABECIP - Brazilian Association of Real Estate Credit and Savings Entities.

Luiz Carlos Angelotti, Managing Officer: Born on November 16, 1964. Mr. Angelotti received a degree in Accounting and Actuarial Sciences from the School of Economics and Business Administration, Universidade de São Paulo, Law from UNIFIEO - Centro Universitário FIEO, and MBA in Finance from Insper – Instituto de Ensino e Pesquisa. He also attended the EDP – Executive Development Program and the AMP – Advanced Management Program at the University of Chicago Booth School of Business. He joined Banco Bradesco S.A. in November 1987, and was elected Department Officer in March 2002, Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of Foundation for Digestive and Nutrition Diseases (FIMADEN). He is also an Alternate Member of the Board of Directors of Integritas Participações S.A. Formerly Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

Marcelo de Araújo Noronha, Managing Officer:  Born on August 10, 1965. Graduated in Business Administration from Universidade Federal de Pernambuco (UFPE), with a Specialization in Finance from Brazilian Capital Markets Institute (IBMEC) and the Advanced Management Program AMP at the Instituto de Estudios Empresariales (IESE), Universidade de Navarra in Barcelona. Mr. Noronha started his career at Banorte and has worked in the financial market for over 25 years. From July 1996, he acted as Officer of Sales with Banco Alvorada S.A., formerly Banco Bilbao Vizcaya Argentaria Brasil S.A. and was promoted to Vice-President for products, trade finance, middle market and retail. Elected Department Officer of Banco Bradesco S.A. in February 2004. He was elected Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of Foundation for Digestive and Nutrition Diseases (FIMADEN). He is also Chairman of the Board of Directors of Leader S.A. Administradora de Cartões de Crédito, and Elo Participações S.A. (the ELO card flag); Vice-President of Companhia Brasileira de Soluções e Serviços (“CBSS”), where he was previously the CEO; Effective Member of the Board of Directors of Cielo S.A.; Member of the Board of Directors of MPO - Processadora de Pagamentos Móveis S.A.; Member of the Board of Directors of Crediare S.A. - Crédito, Financiamento e Investimento, where he was previously the CEO; CEO of the Brazilian Association of Credit Card and Services Companies (ABECS) and Chairman of its Ethics and Self-Regulatory Council; and Member of the Latin America and Caribbean Advisory Council of Visa International.

Nilton Pelegrino Nogueira, Managing Officer: Born on May 7, 1954. Graduated in Business Administration from Universidade Presbiteriana Mackenzie. Mr. Nogueira joined Banco Bradesco S.A. in July 1973. He was elected Regional Officer in February 1995, remained in the position until September 2000, when he was elected Officer of Banco BCN S.A., a financial institution acquired by Bradesco in December 1997, and remained in the position until March 2002, when he returned to Bradesco and was elected Department Officer. He was elected Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors of Foundation for Digestive and Nutrition Diseases (FIMADEN); Superintendent of Bradesco Administradora de Consórcios Ltda.; and Member of the Business Development Committee of BSP Empreendimentos Imobiliários S.A. He was formerly Officer of Banco Boavista S.A, and of Banco das Nações S.A.; Effective Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado and Top Clube Bradesco, Segurança, Educação e Assistência Social; and Alternate Member of the Deliberative Council of the Brazilian Association of Housing Finance and Savings Entities (ABECIP).

Bradesco 169

Form 20-F

Altair Antônio de Souza, Deputy Officer: Born on March 26, 1961. Graduated in Law from Universidade Bandeirante de São Paulo (UNIBAN). He started his career with Banco Bradesco S.A. in July 1975, was elected Officer in August 1998, and Department Officer in January 2009, responsible for Products and Services Marketing Department and subsequently Bradesco Varejo Department. He was elected Deputy Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco. He is also Full Member of the Board of the São Paulo Industrial Employers Association (Centro das Indústrias do Estado de São Paulo, CIESP). Former CEO and Vice-President of the Association of Banks of the State of Bahia.

André Marcelo da Silva Prado, Deputy Officer: Born on December 6, 1961. Graduated in Production Engineering from Universidade Federal do Rio de Janeiro and holds an MBA in Finance from IBMEC Instituto Brasileiro de Mercado de Capitais. He attended the Senior International Bankers Course, at The International Centre for Banking and Financial Services (Manchester Business School), the Wharton Executive Development Program, at The Wharton School (University of Pennsylvania) and the Advanced Management Programme, at INSEAD. He joined Banco Boavista Interatlântico S.A. in May 1997 as Executive Manager and reached the position of Officer there. He moved to Banco Bradesco S.A. as Executive Superintendent of Bradesco Corporate Department in March 2001. He was elected Department Officer in December 2009 and Deputy Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of Foundation for Digestive and Nutrition Diseases (FIMADEN).

Denise Pauli Pavarina, Deputy Officer: Born on April 14, 1963. Graduated in Economics from Faculdade Armando Álvares Penteado (FAAP) and Law from Universidade Paulista (UNIP), with an Executive MBA in Finance from Insper – Instituto de Ensino e Pesquisa. She started her career in March 1985, with Banco Bradesco de Investimento S.A. a financial institution that was absorbed by Banco Bradesco S.A. in November 1992. At Bradesco, she held the positions of Underwriting Manager and Department Manager of Portfolio Management. She was promoted to the position of Executive Superintendent in September 1996, and elected Department Officer in January 2001. She was elected Officer of Banco Bradesco BBI S.A. in June 2006, and Managing Officer in January 2007, remaining until December 2009, when she returned to Bradesco, and was elected Department Officer in charge of Portfolio Management. She was elected Deputy Officer, the position she currently holds, in January 2012. She is also a Managing Officer of Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, having previously held the position of Superintendent Officer; Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of Foundation for Digestive and Nutrition Diseases (FIMADEN). In addition to these activities, she is Vice-President of the Brazilian Association of Financial and Capital Market Entities (ANBIMA), and Chairwoman of the Funds Industry Regulatory and Best Practices Council. She was formerly Member of the Board of Directors of Cielo S.A., Bica de Pedra Industrial S.A., Companhia Siderúrgica Belgo-Mineira, CPM Braxis S.A., Latasa S.A., and São Paulo Alpargatas S.A.; Alternate Member of the Board of the Brazilian Association of Listed Companies (ABRASCA); Member of the Consulting Board of the Brazilian Association of Brokers and Dealers in Securities, Foreign Exchange and Commodities (ANCORD); Officer of UGB Participações S.A.; and Officer for Institutional Relations and Director of the Association of Capital Market Investment Analysts (APIMEC) in São Paulo.

Luiz Fernando Peres, Deputy Officer:  Born on September 30, 1950. Graduated in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC-FITO). He started his career in November 1971 as Assistant II in the Economic Research Department of Banco BCN S.A., where he reached the position of Officer in July 1990. When BCN was taken over, he joined the staff of Bradesco and was elected Department Officer in June 1999 as head of Credit Department, and Deputy Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of Foundation for Digestive and Nutrition Diseases (FIMADEN). Formerly Executive Officer of Fundação Francisco Conde, Member of the Fiscal Council of Instituto Assistencial Alvorada, Alternate Member of the Fiscal Council of Finasa Sports Association (ADC Finasa), Full Member of the Board of Directors of Estruturadora Brasileira de Projetos S.A. - EBP, Member of the Board of Directors of Aço Minas Gerais S.A. – Açominas and Serasa S.A., Member of the Board of Directors of the Special Agency for Industrial Financing (FINAME/BNDES) representing commercial banks; Officer for the Credit Policy sector of the Brazilian Federation of Banks (FEBRABAN) and Full Member of the Investment Committee of the Investment Fund of the Length of Service Guarantee Fund (FI-FGTS).

170 Form 20-F – December 2012

Form 20-F

Moacir Nachbar Junior, Deputy Officer:  Born on April 5, 1965. Holds a degree in Accounting and a postgraduate qualification (lato sensu) in Financial Management from Faculdade Campos Salles, and an MBA - Controller from Universidade de São Paulo. He began his career with Banco Bradesco S.A. in June 1979. In March 2005, in the General Accounting Department, he was elected Department Officer and started reporting to the Operational Control Department in November 2009, and to the Internal Auditing Department in July 2010. He was elected Deputy Officer, the position he currently holds, in January 2012. Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of Foundation for Digestive and Nutrition Diseases (FIMADEN). He is an Alternate Member of the Board of Directors of Fidelity Processadora e Serviços S.A. He was an Officer and Effective Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado, a multi-sponsor pension fund. He was also Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

Octávio de Lazari Júnior, Deputy Officer: Born on July 18, 1963. Graduated in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC-FITO) and took an MBA-BRADESCO specialization course in Financial and Marketing Strategies at Fundação Instituto de Administração (FIA - FEA/USP). He joined Banco Bradesco S.A. in September 1978. He was promoted to the position of Executive Superintendent in December 1998, and elected Officer in May 2009, Department Officer in August 2010, and Deputy Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors of Foundation for Digestive and Nutrition Diseases (FIMADEN); and Member of the Bradesco Employees Beneficent Fund (Caixa Beneficente), where he previously held the position of Effective Member of the Fiscal Council. He is also Chairman of the Board of the Brazilian Association of Housing Finance and Savings Entities (ABECIP); Full Member of the Board of Directors of CIBRASEC – Companhia Brasileira de Securitização; Member of the Council of Representatives of the Brazilian Confederation of Financial Institutions - CNF; Member of the Consulting Board of the Brazilian chapter of the International Federation of Real Estate Professions (FIABCI / BRASIL); Officer of Real Estate Credit and Savings of the Brazilian Federation of Banks (FEBRABAN); Full Member of the Managerial Council of the São Paulo Fund of Social Interest Housing - CGFPHIS, and of the Managerial Council of Housing Guarantee Fund – CGFGH. He was an Effective Member of the Governing Board of the Workers’ Support Fund – CODEFAT; and Alternate Member of the Investment Committee of the Length of Service Guarantee Fund (FGTS).

6.B. Compensation

At annual general shareholders' meetings, the shareholders of Bradesco and its subsidiaries establish the maximum global compensation of the members of the Board of Directors and Board of Executive Officers, constituted by the Executive Officers, Department Officers, Officers and Regional Officers of Bradesco and its subsidiaries for the ensuing year. In 2012, our shareholders set the global compensation for the Board of Directors and Board of Executive Officers of Bradesco and its subsidiaries at R$344.8 million.

In 2012, the Directors and the Board of Executive Officers of Bradesco and its subsidiaries received aggregate compensation of R$336.9 million for their services. The current compensation policy sets forth that 50% of the net variable compensation amount is meant for the acquisition of Bradesco´s preferred shares to be paid in three annual sequential installments. The first installment is due a year after the payment date. This policy complies with CMN Resolution n. 3,921/10, which regulates compensation policies for senior management of financial institutions.

The Directors and the Board of Executive Officers of Bradesco and its subsidiaries have the right to participate in the same pension plans available to all our employees. In 2012, we contributed R$324.1 million to pension plans on behalf of the Directors and the Board of Executive Officers of Bradesco and its subsidiaries.

6.C. Board of Directors Practices

Our shareholders elect the members of our Board of Directors at the annual general shareholders’ meeting for one-year terms and members may be reelected for consecutive terms. The Board of Directors appoints the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

At the Extraordinary General Meeting held on March 11, 2013, the shareholders resolved to, among

Bradesco 171

Form 20-F

other matters, change the Bylaws, in Articles 18 and 19, reducing the age limit for holding the position of Chief Executive Officer, from 65 to 62 years of age, and the position of Department Officer, from 62 to 60 years of age, exempting from the new limits the Executive and Department Officers in office on the date of March 8, 2013, to whom the respective age limit of up to 65 and 62 years of age, on the election date, continues to prevail. The age for exercising the position of Regional Officer remained unchanged: under 60 years of age on the election date.

In addition to this requirement, another condition, included in our Bylaws, remains in force to become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of 10 consecutive years. The Board of Executive Officers, besides the Executive Officers, consists of 46 Department Officers, 6 Officers and 16 Regional Officers. Department Officers, Officers and Regional Officers direct the business of each of our various divisions and branches and report to the Diretoria Executiva. To become a Department Officer, Officer or Regional Officer, a person must be an employee or manager at Bradesco or one of our affiliates. Our Board of Directors may, for up to 25.0% of the members of our Board of Executive Officers, waive the fulfillment of certain requirements for their appointment, as follows:

I- Executive Officers – the Board of Directors can waive the requirement pursuant to which the person should be an employee of Bradesco or any of its affiliates for at least 10 years. Notwithstanding the above, such requirement cannot be waived for persons to be appointed as Chief Executive Officers or Vice-Presidents; and

II- Department Officers, Officers and Regional Officers – the Board of Directors can waive the requirement pursuant to which the person should be an employee or member of the management of Bradesco or any of its affiliates.

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

Our Fiscal Council has three full members (Domingos Aparecido Maia – Coordinator, Nelson Lopes de Oliveira and Carlos de Oliveira) and three alternates (Jorge Tadeu Pinto de Figueiredo, Renaud Roberto Teixeira and João Batistela Biazon) all of whom were elected in March 2013 and whose terms will expire in March 2014. In accordance with Brazilian Corporate Law, our Fiscal Council has the right and obligation to, among other things:

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

172 Form 20-F – December 2012

Form 20-F

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

Board Advisory Committees
Board Committees

Our shareholders approved, at the special shareholders' meeting held on December 17, 2003, the creation of the Audit Committee, the Internal Control and Compliance Committee and the Compensation Committee. At the special shareholders' meeting held on March 27, 2006, our shareholders approved the transformation of the Ethics Committee into a statutory committee. At the special shareholders' meeting held on March 24, 2008, our shareholders approved the creation of the Integrated Risk Management and Capital Allocation Committee. At the Extraordinary General Meeting held on March 11, 2013, the Shareholders resolved to exclude from the Bylaws Articles 22, 24 and 25, which dealt, respectively, with organizational components of the Internal Controls and Compliance Committee, the Ethics Committee and Integrated Risk Management and Capital Allocation Committee, reflecting the proposal presented by the Executive Committee of Corporate Governance, assessed by the Board of Directors, to maintain in the Bylaws only those committees whose characterization as statutory is required by legal norms, giving greater speed to the process of managing the committees subordinated to the Board of Directors. Thus, only the Audit Committee and the Compensation Committee remain as statutory, which should not be construed as a weakening of the corporate governance structure, as the Board of Directors will maintain these committees, which removal from the Bylaws was approved, under its structure.

Audit Committee – Pursuant to our Bylaws and to Central Bank regulations since April 2004, we have appointed members of the Audit Committee, which may be comprised of three (3) to five (5) members, each of whom serves a term that can be renewed, in successive appointments, up to a limit of five (5) years, as of the date the member first takes office. Our Audit Committee members are appointed by, and may be dismissed by, the Board of Directors. The current members of the committee are Carlos Alberto Rodrigues Guilherme, who acts as coordinator, Romulo Nagib Lasmar and Osvaldo Watanabe, who act as members with no specific designation and José Lucas Ferreira de Melo, who is the Audit Committee financial expert. Of the members, only Carlos Alberto Rodrigues Guilherme is a member of the Board of Directors.

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

Bradesco 173

Form 20-F

procedures to ensure the confidentiality and protection of any persons providing information regarding such failures;

•      evaluating the effectiveness of the work of both the internal and the independent auditors, including their compliance with applicable legal obligations and internal regulations and codes;

•      meeting with the Executive Board and both the independent and the internal auditors at least quarterly;

•      assessing the Executive Board’s responsiveness to any recommendations made by both the independent and internal auditors;

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

Compensation Committee –The Compensation Committee has three (3) to seven (7) members, all of whom are members of Bradesco's Board of Directors with terms of office of one (1) year, and according to the provisions set forth in CMN Resolution No. 3,921/10 of the National Monetary Council, should have at least one (1) non-management member. Members are appointed by and replaced by the Board of Directors. The committee's primary responsibility is to provide the Board of Directors with proposed policies and guidelines from the Organization’s Statutory Management, based on the performance goals defined by the Board of Directors.

Other Board Advisory Committees

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

Integrated Risk Management and Capital Allocation Committee – The Integrated Risk Management and Capital Allocation Committee currently has eleven (11) members, each of whom serves a one-year term. Members are appointed and dismissed by the Board of Directors. This committee's primary responsibility is to advise the Board of Directors in the performance of its duties in the management and control of risks and capital in the sense of the consolidated economic financial entity.

Ombudsman

At the special shareholders' meeting held on August 24, 2007, our shareholders formalized the creation of the Ombudsman. Previously the Company had an informal Ombudsman. The Ombudsman works on behalf of all the institutions within the Organization authorized to operate by the Central Bank. There is one (1) Ombudsman, with a one-year (1) term. The Ombudsman is appointed and dismissed by the Board of Directors.

The Ombudsman is responsible for:

•      checking strict compliance with legal and regulatory rules related to consumer's rights and acting as a communication channel among the institutions comprising the Organization authorized to operate by the Central Bank and customers and users of its products and services, including mediating conflicts;

174 Form 20-F – December 2012

Form 20-F

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

•      proposing to the Board of Directors corrective or improvement measures to procedures and routines based on the analysis of the complaints received; and

•      preparing and sending to the Board of Directors, the Audit Committee and the Internal Audit, at the end of each semester, a qualitative report regarding the Ombudsman's performance, comprising the proposals addressed in the prior item, if any.

In March 2010, the Central Bank issued new rules related to the implementation and operation of Ombudsman’s Offices in financial institutions with specific procedures regarding service to individual and corporate customers classified as micro companies. The rules for our Ombudsman’s duties comply with those provisions.

According to our Bylaws and in order to comply with the rules of the Central Bank, in November 2009, Júlio Alves Marques was appointed Ombudsman, as well as Department Officer, positions which he already held since May 2009, which were confirmed by the special shareholders' meeting held on March 11, 2013, with a one-year term.

6.D. Employees

As of December 31, 2012, we had 103,385 employees, of which 85,777 were employed by us and 17,608 were employed by our subsidiaries, as compared to 104,684 employees as of December 31, 2011 and 95,248 employees as of December 31, 2010.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

December 31,	2012	2011	2010
Total number of employees	103,385	104,684	95,248
Number by category of activity
Banking
Bradesco	85,777	86,263	75,375
Insurance activities	5,881	5,950	5,824
Pension plan activity	1,673	1,658	1,635
Other categories	10,054	10,813	12,414
Number by geographic location
Cidade de Deus, Osasco	12,485	12,385	11,780
Alphaville, Barueri	2,034	1,627	1,459
São Paulo	19,335	19,813	18,759
Other locations in Brazil	69,253	70,426	63,122
International	278	433	128

Our part-time employees work six hours a day, while our full-time employees work eight hours a day, both in a five-day workweek. We had 32,581 part-time employees and 70,804 full-time employees as of December 31, 2012 compared to 37,262 part-time employees and 67,422 full-time employees as of December 31, 2011, and 31,358 part-time employees and 63,890 full-time employees as of December 31, 2010.

Bradesco 175

Form 20-F

We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. In filling all positions, we give preference to candidates from within Bradesco, including for middle management and senior positions.

As of December 31, 2012, approximately 49% of our employees were associated with one of the labor unions that represent bank or insurance employees in Brazil. We consider our relations with our employees as well as with the labor unions to be good, in large part due to our philosophy of internal recruiting and transparency in communication. We are party to two collective bargaining agreements: one relating to our banking employees and the other to our insurance sector employees.

We offer our employees benefits which include Bradesco health and dental plans enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, retirement and pension plans, and subsidized life and accident insurance. We also have a team of social workers who work with our employees and their dependents. To ensure added social and psychological support for employees and their dependents, Bradesco has introduced a new channel for assistance in the form of a 0800-number help line called "Live well"(Viva Bem) that deals with personal issues, work-related, family and relationship problems. This toll-free line is available 24/7 and calls are 100% confidential. These benefits are available regardless of an employee's position. Currently, 36% of our employees participate in our pension plan Bradesco Vida e Previdência. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

We also offer professional training to our employees. In 2012, we invested R$127.2 million in professional training with a total of more than 2 million participations. In 2011, we invested R$156.5 million in professional training with more than 2 million participations. Our professional training department prepares and delivers personnel professional formation and development courses in operating, technical and behavioural areas.

6.E. Share Ownership

As of December 31, 2012, the members of our Board of Directors and Board of Executive Officers indirectly held 3.42% of our voting capital and 1.74% of our total capital stock, in aggregate, through a company called BBD Participações S.A. (the current name of Elo Participações e Investimentos S.A.), or "BBD." In addition, some of our directors and executive officers directly hold shares of our capital stock. However, as of December 31, 2012, none of our directors and executive officers individually owned, directly or indirectly, more than 2.0% of any class of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2012, our capital stock was composed of 1,912,397,390  common shares (2,635,100  treasury shares) and 1,912,397,191  preferred shares (4,786,700  treasury shares), with no par value.

For information on shareholders' rights and our dividend distributions, see "Item 8.A. Consolidated Statements and Other Financial Information-Policy on dividend distributions" and "Item 10.B. Memorandum and Articles of Incorporation-Organization-Allocation of net income and distribution of dividends."

176 Form 20-F – December 2012

Form 20-F

The following chart illustrates our capital ownership structure as of December 31, 2012:

Bradesco 177

Form 20-F

Cidade de Deus - Companhia Comercial de Participações, a holding company, which we call “Cidade de Deus Participações,” directly owns 48.67% of our voting capital and 24.39% of our total capital stock. Cidade de Deus Participações, in turn, is owned by the Aguiar family, Fundação Bradesco, and another holding company, Nova Cidade de Deus Participações S.A., or "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and BBD.

In addition to the transaction carried out in June 2011, by which NCF Participações S.A, or “NCF,” acquired approximately 5.4% of Banco Bradesco’s voting capital, held by Banco Espírito Santo S.A. and by the Funds managed by ESAF – Sociedade Gestora de Fundos de Investimento Mobiliários S.A., there has been no significant change in the percentage ownership held by any major shareholders in the last five years.

The following table shows the direct ownership of our outstanding common and preferred shares on March 19, 2013. For more information, see "Item 7.A. Major Shareholders."

Shareholders mentioned in the following table, except for the members of the Diretoria Executiva or the Board of Directors, directly hold five percent or more of our securities with voting rights.

Shareholder	Number of shares, except %
	Number of common shares	% of common shares	Number of preferred shares	% of preferred shares	Total Number of shares	% of total shares
Cidade de Deus Participações	929,431,290	48.7%	1,451,888	0.1%	930,883,178	24.4%
Fundação Bradesco(1)	325,880,935	17.1%	0	0.0%	325,880,935	8.5%
NCF Participações	156,757,494	8.2%	47,092,021	2.4%	202,349,515	5.3%
Subtotal	1,412,069,719	73.9%	48,543,909	2.5%	1,459,113,628	38.2%
Members of the Board of Directors
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Antônio Bornia	(*)	(*)	(*)	(*)	(*)	(*)
Mário da Silveira Teixeira Júnior	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	13,478,229	0.7%	17,731,122	0.9%	31,209,351	0.8%
Members of the Diretoria Executiva
Julio de Siqueira Carvalho de Araujo	(*)	(*)	(*)	(*)	(*)	(*)
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio Alexandre F. Clemente	(*)	(*)	(*)	(*)	(*)	(*)
Marco Antonio Rossi	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Gluher	(*)	(*)	(*)	(*)	(*)	(*)
Alfredo Antônio Lima de Menezes	(*)	(*)	(*)	(*)	(*)	(*)
André Rodrigues Cano	(*)	(*)	(*)	(*)	(*)	(*)
Josué Augusto Pancini	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Angelotti	(*)	(*)	(*)	(*)	(*)	(*)
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
Nilton Pelegrino Nogueira	(*)	(*)	(*)	(*)	(*)	(*)
Altair Antônio de Souza	(*)	(*)	(*)	(*)	(*)	(*)
André Marcelo da Silva Prado	(*)	(*)	(*)	(*)	(*)	(*)
Denise Pauli Pavarina	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Fernando Peres	(*)	(*)	(*)	(*)	(*)	(*)
Moacir Nachbar Junior	(*)	(*)	(*)	(*)	(*)	(*)
Octávio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	275,620	0.0%	504,932	0.0%	780,552	0.0%
Subtotal	1,425,823,568	74.7%	65,279,963	3.4%	1,491,103,531	39.1%
Other	483,938,722	25.3%	1,842,330,528	96.6%	2,326,269,250	60.9%
Subtotal	1,909,762,290	100.0%	1,907,610,491	100.0%	3,817,372,781	100.0%
Treasury shares	2,635,100	-	4,786,700	-	7,421,800	-
Total	1,912,397,390	100.0%	1,912,397,191	100.0%	3,824,794,581	100.0%
(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, and NCF Participações, 39.43% of our common shares and 20.82% of our total shares.

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

178 Form 20-F – December 2012

Form 20-F

Cidade de Deus Participações

Cidade de Deus Participações is a holding company that holds investments in other companies. It also administers, purchases and sells securities and other assets on its own account. Its shareholders are Nova Cidade de Deus, with 44.91% of its common and total shares, Fundação Bradesco, with 33.20% of its common and total shares, and the Aguiar family, with 21.89% of its common and total shares as of December 31, 2012. The company's capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus

Nova Cidade de Deus is a holding company that holds investments in other companies, mainly those that, directly or indirectly, own our voting capital. As of December 31, 2012, the company owned, through its participation in Cidade de Deus Participações, 23.32% of our common shares and 11.90% of our total shares.

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

Ownership of Nova Cidade de Deus' class A common shares is limited to the persons entitled to own class B common shares and any civil associations and private foundations managed by them or their appointed representatives. Only the class A and class B common shareholders in Nova Cidade de Deus have voting rights.

The Aguiar Family

As of December 31, 2012, three members of the Aguiar family and the estate of Mr. Amador Aguiar indirectly owned, by way of their participation in Cidade de Deus Participações, 11.36% of our common shares and 5.80% of our total shares. In addition, the same parties directly held a total of 1.11% of our common shares, 1.06% of our preferred shares and 1.09% of our total shares. None of the individual members of the Aguiar family directly holds more than 1.00% of our voting shares.

Fundação Bradesco

As of December 31, 2012, Fundação Bradesco owned 56.50% of our common shares, 2.19% of our preferred shares and 29.36% of our total shares, directly and indirectly, through its participation in Cidade de Deus Participações, Nova Cidade de Deus and NCF. Under the terms of Fundação Bradesco's bylaws, all of our directors, members of the Diretoria Executiva and department officers, as well as directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco, known as the "Board of Trustees." They receive no compensation for their service on the Board of Trustees.

Fundação Bradesco is one of the largest private socio-educational programs in Brazil and in the world, it is an innovative social investment initiative which reaches every state in Brazil and the Federal District, and its 40 schools are primarily located in regions of accentuated educational deprivation.

In 2012, a total of 111,512 students attended Fundação Bradesco schools from early childhood through to secondary school, and secondary-level vocational or technical education, as well as courses for young people and adults and initial and continuing education for employment and income. In addition to quality formal education free of charge, some 47,000 elementary school students are also provided with school uniforms, classroom stationery, meals, and medical and dental care.

Our "Virtual School" e-learning portal's distance learning programs benefited 365,430 students who

Bradesco 179

Form 20-F

completed at least one of a wide range of courses offered, and another 118,595 were involved in projects and partnership initiatives such as Digital Inclusion Centers, our "Educate - Act" (Educa+Ação) program, and technology courses ("Educating and Learning”).

"National Volunteering Day" was held in May 2012 for the tenth consecutive year, involving more than 26,000 volunteers in all Fundação Bradesco’s units. Fundação Bradesco completed over 430,000 services related to citizenship, education, leisure, sport and the environment, involving more than 80 localities, including our Digital Inclusion Centers.

 Created in 1998, the IT for the Visually Handicapped Program has benefited and trained 11,930 students and fostered social inclusion for thousands of people.

Projects involving various themes such as environmental education, finances & taxes, work & consumption, preventing the inappropriate use of drugs and appropriate access to the Internet. Various specialized partners are involved in these actions for training educators and producing didactic material such as Canal Futura, SOS Mata Atlântica and others.

Fundação Bradesco's 2012 budget totaled R$374.2  million. Over the last ten years, Fundação Bradesco has invested a total of R$3.7  billion (at current values) in the foundation.

BBD

BBD indirectly owned 6.08% of our common shares and 3.10% of our total shares as of December 31, 2012, through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.51% of our voting capital. Only members of the Board of Directors or the Board of Executive Officers and qualified employees of Banco Bradesco, Bradespar, or our subsidiaries may own shares in BBD. However, only the members of the Board of Directors and Executive Officers may own voting shares. Most of our board members and executive officers own shares in BBD.

NCF

NCF is a holding company controlled by Cidade de Deus Participações and by Fundação Bradesco. As of December 31, 2012, NCF held 8.21% of our common shares and 5.34% of our total shares.

Other

Direct market holdings represented 26.06% of our voting capital as of December 31, 2012  (including a holding  of 2.50% by the Bank of Tokyo Mitsubishi - UFJ (MUFG)  and 97.45% of our preferred shares. Common and preferred shares held by the market accounted for 61.73% of our share capital on December 31, 2012.

As of December 31, 2012, 23.81% of our preferred shares and 7.80% of our common shares were held by 957 foreign investors. At the same date, our ADRs represented 31.33% of our preferred shares, 0.01% of our common shares and our GDRs represented 0.02% of our preferred shares.

180 Form 20-F – December 2012

Form 20-F

7.B. Related Party Transactions

Transactions with related parties and subsidiaries are conducted on arms' length terms as demonstrated below:

December 31,	R$ in thousands
	2012	2011	2010
ASSETS
Loans and advances to banks	107,150	246,220	177,885
Other assets	10,280	10,152	10,489
LIABILITIES
Deposits from banks	-	-	(1,400)
Deposits from customers	(208,378)	(242,756)	(177,473)
Funds from securities issued	(749,315)	(687,118)	(586,274)
Subordinated debt	(698)	(65,333)	(261,664)
Corporate and statutory obligations	(735,902)	(775,636)	(711,903)
Other liabilities	(8,027)	(10,566)	(12,033)
INCOME AND EXPENSES
Net interest income	(64,015)	(81,358)	(74,682)
Other income	39,501	34,053	13,857
Net gain with derivative financial instruments	-	5	1,667
Other expenses	(117,222)	(108,932)	(204,044)

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

Other Matters

Bank of Tokyo Mitsubishi-UFJ (MUFG) owns 1.25% of our total capital, and provides credit lines to us for trade-related transactions. The terms of these transactions are consistent with similar transactions that we engage in with other, unrelated entities.

7.C. Interests of Experts and Counsel

Not applicable.

Bradesco 181

Form 20-F	Form 20-F

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and other Financial Information

See "Item 18. Financial Statements," which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

Legal proceedings

We are a party to  civil, tax and labor administrative proceedings and lawsuits that have arisen during the normal course of our business. We do not have any litigation matters that are significant on an individual basis. We believe that there are no suits pending or threatened, individually or in the aggregate, that if decided against us would have a material adverse effect on our business, financial condition, properties, prospects or results of operations.

As of December 31, 2012, of our provision of R$21,047 million, 18.8% related to labor matters, 17.7% related to civil liability cases and 70.5% related to tax issues. For additional information, see Note 38 to our consolidated financial statements in "Item 18. Financial Statements."

The probable losses recognized in our consolidated financial statements refer to litigation related to (i) inflation adjustments and (ii) legality of certain taxes and contributions. The remaining litigation, where the probability of loss is considered as possible based on our judgment using available information, are related to tax assessments, in the amount of R$2,540 million as of December 31, 2012 (R$890 million in 2011). We believe these assessments are inconsistent with current law and are therefore not recognized in our consolidated financial statements.

We believe that as of December 31, 2012, we have set aside sufficient funds as provisions to cover our probable losses from litigation, subject to the inflation-indexation requirement for provisions relating to certain tax matters.

Labor matters – The labor matters in which we were involved during the year ended December 31, 2012, are mainly  claims from former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT).In proceedings requiring judicial deposits to guarantee the execution of the judgment, the amount of labor provisions are recorded considering the estimated loss of these deposits. For other proceedings, the provision is recorded based on the average of payments made for claims settled in the last 12 months. Overtime is controlled through the use of electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

Tax-related matters – We are also a party to a number of judicial lawsuits and administrative proceedings, mainly involving issues related to constitutionality and fair interpretation of some tax requirements. Some claims aim at the non-payment of taxes with which we do not agree, while others aim at recovering taxes we understand have already been paid or unduly paid. The amounts we have not paid in view of these claims have in general been provisioned and are restated based on criteria established by tax legislation. On the other hand, those taxes to be refunded are only recorded upon final and unappealable judgment recognizing our right. See Note 17 to our consolidated financial statements for a description of our most relevant tax claims.

Civil matters – We are a party to various civil lawsuits, although none of them are material. Lawsuits consist mainly of claims for indemnification for presumed damages caused during the ordinary course of business activities and cases where inflation indices were not applied to the adjustment of saving accounts as a result of economic plans, although we complied with the law in force at the time.

Probable risk cases are all provisioned, and do not incur in a material adverse effect on our results of operations or financial position.

Other matters – We  are currently not subject to any significant disputed processes with the Central Bank, CVM, ANS or SUSEP. The Organization complies with all regulations applicable to the business, issued by the aforementioned regulatory bodies.

Policy on dividend distributions

Our Bylaws require our Board of Directors to recommend, at each annual general shareholders' meeting, that our net income for the fiscal year be allocated as follows:

182 Form 20-F – December 2012

Form 20-F

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

A minimum of 30% of our net income must be distributed as annual dividends and must be paid out within 60 days following the annual general shareholders' meeting. However, Brazilian corporate law (Brazilian Law No. 6,404/76) permits us to suspend payment of the mandatory dividends if our Board of Directors reports, at the shareholders' meeting, that the distribution would be incompatible with our financial condition, and our shareholders approve the suspension by a simple majority vote. Under the Brazilian Corporate Law, the Board of Directors shall file a report with the CVM, justifying the suspension, within five days after the annual general shareholders' meeting. The income not distributed as dividends due to suspension must be allocated to a special reserve. If it is not absorbed by subsequent losses, the amount in the reserve shall be paid as dividends as soon as our financial situation allows us to.

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

Our policy relating to dividend distributions and/or interest on equity is to maximize the amount of distributions, in accordance with our tax management strategy. For additional information, see "Item 5.A. Operating Results-Overview-Taxes."

8.B. Significant Changes

See "Item 4.A. History, Development of the Company and Business Strategy-Recent Acquisitions."

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

In June 1997, Tier I ADRs were issued in the American OTC market. In February 2001, preferred shares were issued under the "XBBDC" symbol in the "Latin American Market in Euros," known as "Latibex" in Madrid, Spain.

Bradesco 183

Form 20-F

In November 2001, our Tier II ADRs became listed on the New York Stock Exchange – NYSE under the symbol "BBD," the ratio of ADRs to preferred shares was changed from 1,000 to 5,000 preferred shares per ADR. In March 2004, in addition to the corporate restructuring we undertook, we adjusted the parity of our ADRs in relation to our preferred shares in order to make each ADR correspond to one  preferred share.

In December 2003, Bradesco's shareholders approved, at the special shareholders' meeting, a reverse split of our shares at a 10,000:1 share ratio. Simultaneously, in the Brazilian market, there was a reverse split of ADRs at a 2:1 ratio in the American market (NYSE), and a reverse split of GDRs at a 10:1 ratio in the European market (Latibex). The reverse split was approved in January 2004. As a result of the reverse split, the Capital Stock was altered to 79,894,005 common shares and 78,693,936 preferred shares. As of March 2004, our shares have been traded on the BM&FBOVESPA by the unitary quotation, and, in the international market, at one share per Depositary Receipt (DR) (at one share per ADR in New York, USA, and in Madrid, Spain, at one share per GDR).

In December 2004, the special shareholders' meeting approved a stock split representing the Capital Stock by  200%, without changing the value per share, granting our  shareholders two new shares for each share issued by us.

In November 2005, the special shareholders' meeting approved the capital increase with the capitalization of the profits reserve and consequent 100% bonus in shares, entitling our shareholders to  one new share of the same type, for  each share issued by us.

In March 2007, the special shareholders' meeting approved the capital increase, with the capitalization of profits reserve and consequent 100% bonus in shares, entitling our shareholders to  one new share of the same type, for  each share issued by us.

In March 2008, the special shareholders' meeting approved the capital increase, with the capitalization of profits reserve and consequent 50% bonus in shares, entitling our shareholders to  one new share of same type, for each two shares issued by us.

In December 2009, the special shareholders' meeting approved the capital increase, with the capitalization of profits reserve and consequent 10% bonus in shares, entitling our shareholders to  one new share of the same type, for  each 10 shares issued by us.

These bonuses attached to our shares were carried out on the BM&FBOVESPA in the same aggregate  ratio that was applied to the DRs on the NYSE and the Latibex, maintaining the ratio of one share for each DR.

In June 2010, a special shareholders' meeting voted to increase share capital from retained earnings with a consequent 10% bonus in shares, giving our shareholders one new share of the same class for every 10 held.

In December 2010, a special shareholders' meeting voted to increase our share capital by issuing 62,344,140 new no-par value nominative book-entry shares, of which 31,172,072 were common and 31,172,068 preferred shares. This capital increase process was completed at the special shareholders' meeting for ratification on March 10, 2011. The Central Bank approved the capital increase on March 18, 2011.

As of December 31, 2012, our capital stock comprised of 3,824,794,581 shares, of which 1,912,397,390 were common shares and 1,912,397,191 were preferred shares, and there were 502,871,051 common shares and 1,840,970,482 preferred shares outstanding in the market.

In March 2013 the Extraordinary General Meeting resolved to increase the capital stock, with a capitalization of retained earnings, and consequent bonus of 10.0% in shares, assigning to our shareholders one (1) new share of the same type for every 10 shares issued by us.

In addition to Ibovespa, Bradesco's shares were traded in every index of the stock exchange that list financial sector's shares, such as the Corporate Sustainability Index (ISE), the Differentiated Tag Along Stock Index (ITAG), the Differentiated Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX and IBrX50), most traded shares, Mid-Large Cap Index-MLCX, Financial BM&FBOVESPA – IFNC index and BM&FBOVESPA - ICO2 Efficient Carbon Index. Bradesco is also present abroad at the Dow Jones Sustainability World Index from NYSE and the FTSE Latibex Brasil from the Madrid Stock Exchange.

In January 2012, the Central Bank authorized Bradesco to create an ADR program for its common shares in the U.S. market. As part of this authorization, and after Brazilian government had affirmed it as being in its interest, the Central Bank increased the limit of foreign interest in Bradesco's capital stock from 14% to 30%. The increase in the limit of foreign interest in our common shares did not alter Bradesco's ownership or control structure. In March 2012, our Tier II common share ADRs became listed on the New York Stock Exchange – NYSE under the symbol "BBDO."Each ADR correspond to one common share.

184 Form 20-F – December 2012

Form 20-F

Our ADRs are traded on the NYSE, under the symbols “BBD” (preferred) and “BBDO” (common).

The following tables show, for the indicated period, the reported high and low sale prices in nominal reais for the preferred and common shares on BM&FBOVESPA:

	in R$		Average monthly trading volume (1)
	Price per Preferred share (1)
	High	Low	Shares (in units)
2007	90.26	40.33	52,251,900
2008	56.86	18.95	100,635,917
2009	38.70	19.32	107,090,125
2010	38.04	28.06	88,557,367
2011
1st Quarter	33.99	29.07	108,177,000
2nd Quarter	33.94	29.50	92,014,000
3rd Quarter	32.30	25.12	152,367,933
4th Quarter	32.17	26.18	121,814,500
2012
1st Quarter	33.31	29.97	129,242,967
2nd Quarter	32.25	26.60	142,403,767
3rd Quarter	36.30	28.55	127,563,700
4th Quarter	37.02	30.92	118,526,533
2013
January	38.47	35.73	143,579,700
February	36.95	34.20	136,040,200
March	37.19	32.15	131,423,000
(1) Prices and amounts not adjusted by income.
Source: Economatica.

	in R$
	Price per Common share (1)		Average monthly trading volume (1)
	High	Low	Shares (in units)
2007	87.48	40.50	1,245,550
2008	51.36	16.16	10,005,750
2009	31.35	16.77	10,501,842
2010	31.00	22.51	12,668,583
2011
1st Quarter	28.07	23.09	14,896,967
2nd Quarter	28.49	24.91	32,000,000
3rd Quarter	27.00	21.13	11,579,033
4th Quarter	26.20	21.44	11,373,367
2012
1st Quarter	28.61	24.58	15,987,433
2nd Quarter	27.43	22.57	15,808,267
3rd Quarter	29.19	23.71	10,604,100
4th Quarter	36.12	25.41	48,964,900
2013
Janury	37.20	33.92	29,998,700
February	36.54	33.50	35,395,800
March	38.16	32.91	37,578,600
(1) Prices and amounts not adjusted by income.
Source: Economatica.

Bradesco 185

Form 20-F

The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the preferred share ADRs on the NYSE:

	in U$$		Average monthly trading volume (1)
	Price per ADR (1)
	High	Low	ADRs (in units)
2007	42.45	19.71	81,547,540
2008	32.87	7.40	210,805,529
2009	22.70	7.81	194,444,146
2010	22.54	15.17	201,935,999
2011
1st Quarter	20.85	17.77	221,784,929
2nd Quarter	21.34	18.35	179,331,993
3rd Quarter	20.84	14.47	262,032,148
4th Quarter	19.11	13.98	197,841,670
2012
1st Quarter	19.10	16.56	162,331,913
2nd Quarter	17.75	13.17	229,869,523
3rd Quarter	18.00	13.95	186,858,887
4th Quarter	17.78	15.16	151,654,872
2013
January	18.85	17.59	148,414,798
February	18.74	17.24	103,260,869
March	19.17	16.18	136,554,116
(1) Prices and amounts not adjusted by income.
Source: Economatica.

From March 13 through December 31, 2012, 421,158 common share ADRs were traded on the NYSE. During this period, the highest closing sale price was US$17.29 and the lowest price was US$11.45.

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

Our ADSs and common share ADSs are represented by ADRs and common share ADRs, respectively. Our ADSs and common share ADSs may be held in registered form with the depository institution – The Bank of New York Mellon – or in book entry form through financial institutions that are members of the "Depository Trust Company" or DTC. The depositary bank, as registrar, performs the services of transfer of the ADRs and common share ADRs. Title to an ADR or common share ADR (and to each ADS or common share ADS evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a certificated security under the laws of the State of New York. Holders of the ADRs and common share ADRs who transfer their ADRs and common share ADRs may be required to:

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

The rights of holders of our preferred shares are limited in comparison with those of the holders of common shares in several material ways:

186 Form 20-F – December 2012

Form 20-F

•      Each common share entitles the holder to one vote at shareholders' meetings, while holders of preferred shares are only entitled to a vote in the limited circumstances described in "Item 10.B. Memorandum and Articles of Incorporation-Organization-Voting rights;" and

•      The nature of preferred shareholders' preemptive rights to subscribe for shares or convertible securities depends on the proportion of capital that would be represented by preferred shares after the capital increase, as described under "Item 10.B. Memorandum and Articles of Incorporation-Organization-Preemptive rights."

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

The BM&FBOVESPA is less liquid than the NYSE or other major exchanges in the world. As of December 31, 2012, the aggregate market capitalization of the 452 companies listed on the BM&FBOVESPA, was equivalent to approximately US$1.2 trillion and the ten largest companies listed on the BM&FBOVESPA represented approximately 51.8% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2012, we accounted for approximately 5.2% of the market capitalization of all listed companies on the BM&FBOVESPA.

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

Corporate governance practices of BM&FBOVESPA

In 2000, BM&FBOVESPA introduced three special listing segments known as Levels 1 and 2 of Differentiated Corporate Governance Practices and "Novo Mercado" with the purpose of stimulating the

Bradesco 187

Form 20-F

secondary market of securities issued by Brazilian companies listed on BM&FBOVESPA, encouraging these companies to follow good corporate governance practices. BM&FBOVESPA subsequently introduced a new segment called "Bovespa Mais," specifically for small- and medium-scale companies. The listing segments were designed for the trading of shares issued by companies that voluntarily commit themselves to follow corporate governance practices and disclosure requirements beyond those required by Brazilian legislation. These rules generally increase shareholders' rights and increase the quality of the information made available to shareholders. Newly amended rules for Levels 1 and 2 of Differentiated Corporate Governance Practices came into effect in May 2011.

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

To become a "Level 2"  company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) comply with all Level 1 listing requirements; (ii) grant tag-along rights to all shareholders in case the company's control is transferred, offering to common shareholders the same price paid per share for the controlling block of common and preferred shares; (iii) give holders of preferred shares voting rights for decisions on certain corporate restructurings and related-party transactions , such as: (a) conversions, acquisitions, mergers or splits; (b) approval of any transactions between the company and its controlling shareholder, if such decisions are within the competence of the general meeting; (c) valuation of assets to be used for payment of a share capital increase; (d) selecting an institution or specialized company to determine the economic value of the company; and (e) any alterations to these voting rights that will prevail as long as the agreement to adhere to the BM&FBOVESPA's Level 2 segment is in force; (iv) board of directors made up of at least five members of which at least a minimum of 20% shall be independent members with a term of office limited to two years; (v) prepare financial statements in English, including the statement of cash flows, according to international accounting standards such as U.S. GAAP or IFRS; (vi) effect a tender offer by the company's controlling shareholder (the minimum price of the shares to be offered shall be determined by an assessment process), if the controlling shareholder decides on the delisting from the "Level 2"  segment; and (vii) exclusively adopt the BM&FBOVESPA "Arbitration Board"  rules for resolving any conflicts between the company and its investors.

To join BM&FBOVESPA's "Novo Mercado"  segment, an issuer must meet all requirements described in "Levels 1 and 2,"  in addition to: (i) issuing only common shares (with voting rights); and (ii) granting tag-along rights to all shareholders in case the company's control is transferred, offering the same price paid per share for the controlling block of shares.

In June 2001, we executed an agreement with BM&FBOVESPA to list our shares in the "Level 1"  segment, effective immediately after the disclosure of the offer's opening date in Brazil. We agreed to comply with and continue to comply with all of the "Level 1"  listing requirements.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

188 Form 20-F – December 2012

Form 20-F

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

Organization

Qualification of directors

Since the promulgation of Law No. 12,431/11,  which amended Law No. 6,404/76,  members of the Board of Directors are no longer required to be shareholders of the companies in which they occupy these positions. Neither do they have to meet residency requirements to be eligible for board member positions.

Allocation of net income and distribution of dividends

Our Bylaws, in conformity with the accounting practices adopted in Brazil ("BR GAAP"), require the Board of Directors to recommend, at each annual general shareholders' meeting, the allocation of net income for the fiscal year as follows:

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

The minimum of 30.0% of our adjusted net income according to BR GAAP must be distributed as annual dividends and paid out within 60 days of the general shareholders’ meeting in which the distribution is approved. However, Brazilian Corporate law permits us to suspend payment of the mandatory distribution if our Board of Directors reports to the shareholders’ meeting that the distribution would be incompatible with our financial condition, event in which the suspension is subject to approval by the shareholders' meeting. Under Brazilian Corporate law, the Fiscal Council shall prepare a report on this matter and the Board of Directors is obligated to present a justification for the suspension with the CVM within five days of the shareholders’ meeting. The income not distributed due to the suspension must be allocated to a special reserve. If not absorbed by subsequent losses, the amounts in the reserve shall be paid as dividends as soon as our financial situation permits.

Preferred shareholders are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to the common shareholders.

Under Brazilian law, we must prepare financial statements at least on a quarterly basis. Our Diretoria Executiva, with Board of Directors approval, may distribute dividends based on the profits reported in interim financial statements. Our Bylaws provide for the payment of interim dividends, which cannot exceed the amount of our retained earnings or our profit reserves contained in our last, annual or bi-annual financial statements. Our Diretoria Executiva bases the amount of the interim dividends on previously accrued or retained earnings.

Bradesco 189

Form 20-F

Since 1970, we have been distributing dividends on a monthly basis. Consistent with Brazilian Corporate law, our Bylaws allow our Diretoria Executiva, upon approval by the Board of Directors, to make distributions in the form of interest on equity instead of dividends. Payments of interest on equity may be considered for the calculation of the mandatory dividend; such inclusion must be at net value.

Under Brazilian law, a shareholder who does not receive a dividend payment may start a proceeding for the charging of these payments within three years, counting from the date when the dividends are made available for distribution. When that term ends, the unclaimed dividends return to the Company.

In March 2013, the Central Bank issued several rules related to the implementation of the Basel III Accord requirements in Brazilian banks. Pursuant to Resolution 4,193/13, the Central Bank has now powers to intervene in a financial institution in breach of the additional capital requirements to limit the distribution of dividends and payment of extraordinary amounts to the institution´s officers and directors. Such restriction could be applied proportionally to the difference between the required additional capital and the actual additional capital, as follows: (i) if the actual capital is inferior to 25% of the required capital, restriction of up to 100% on distributions; (ii) if the actual capital is between 25% and 50% of the required capital, restriction of up to 80% on distributions; (iii) if the actual capital is between 50% and 75% of the required capital, restriction of up to 60% on distributions; and (iv) if the actual capital is between 75% and 100% of the required capital, restriction of up to 40% on distributions. We are currently in compliance with all capital requirements.

Shareholders’ meetings

Our shareholders have the power to decide any matters related to our corporate purpose and to approve any resolutions they deem necessary for our protection and development, through voting at a general shareholders' meeting.

As from the Annual General Meeting of 2013, shareholders resolved that our meetings shall be convened by the publication of call notices in the Diário Oficial do Estado de São Paulo (Official Gazzette of the State of São Paulo) and the Valor Econômico newspaper, this latter replacing the publication in the Diário do Comércio newspaper, all in the State of São Paulo. The notice must be published three times, beginning at least 15 calendar days prior to the scheduled assembly date. The notice must contain the assembly's agenda and, in the case of a proposed amendment to our Bylaws, an indication of the subject matter.

The Board of Directors, or, in some specific situations set forth in the Brazilian Corporate Law, the shareholders, may call our general shareholders' meetings. A shareholder may be represented at a general meeting by an attorney-in-fact so long as the attorney-in-fact was appointed less than a year of the assembly. The attorney-in-fact must be a shareholder, a member of our management, a lawyer or a financial institution. The power of attorney given the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

In order for a general shareholders’ meeting validly to take any action, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the assembly. However, in the case of a general meeting to amend our Bylaws, shareholders representing at least two-thirds of our issued and outstanding common shares must be present. If no such quorum is verified, the Board of Directors may call a second meeting by notice given at least eight calendar days prior to the scheduled assembly and otherwise in accordance with the rules of publication described above. The quorum requirements will not apply to a second general meeting, subject to the quorum requirements applicable to the first one.

Voting rights

Each common share entitles its holder to the right of one vote at our shareholders' meetings. Except as otherwise provided by law, the decisions of a general shareholders’ meeting are passed by a vote by holders of a simple majority of our common shares, while abstentions are not taken into account.

In March 2002, the Brazilian Corporate Law was amended to, among other issues, grant more protection to minority shareholders and ensure them the right to appoint one member of the Board of Directors and an alternate to our Board of Directors. To qualify for the exercise of such right, the minority shareholder must have held, for at least the prior three months, either: (i) preferred shares representing the minimum of 10.0% of our capital stock or (ii) common shares representing at least 15.0% of our voting shares. If no shareholders meet the thresholds, shareholders representing at least 10.0% of our capital stock may be able to combine their holdings to appoint one member and an alternate to our Board of Directors.

The Brazilian Corporate law  provides that non-voting preferred shares acquire voting rights when a company has failed for the term provided for in its bylaws (for more than three fiscal years) to pay any fixed or minimum dividend to which such shares are entitled. Such voting rights remain effective until payment of the cumulative dividends is made.

190 Form 20-F – December 2012

Form 20-F

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

As described under "Regulations of and Restrictions on Foreign Investors," under the Brazilian

Bradesco 191

Form 20-F

Constitution the increase of foreign investors' participation in the voting capital (common shares) of financial institutions is subject to prior authorization by the Brazilian government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad. In January 2012, the Central Bank authorized Bradesco to create an ADR program for its common shares in the U.S. market. As part of this authorization, and after the Brazilian government had affirmed it as being in its own interest, the Central Bank increased the limit of foreign interest in Bradesco's capital stock from 14% to 30%.

In the event of a capital increase maintaining the existing proportion between common and preferred shares, each shareholder shall have the right to subscribe to newly issued shares of the same class it currently holds. If the capital increase changes the proportion between common and preferred shares, shareholders shall have the right to subscribe newly issued shares of the same class it currently holds, only extending to shares of a different class so as to maintain the same proportion in the capital stock as held prior to such increase. In any case, all new increases are subject to the foreign interest limit set forth by the Central Bank, which means that holders of common shares could be prevented from exercising their preemptive rights in relation to newly issued common shares if the 30% limit is reached. Under Brazilian Corporate Law, shareholders are permitted to transfer or sell their preemptive rights.

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

This right of withdrawal may be exercised:

•      by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares) in the event that a general shareholders' meeting resolves to:

        -     create preferred shares or increase an existing class of preferred shares relative to the other class or classes of preferred shares;

        -     modify a preference, privilege or condition of redemption or amortization conferred on one or more classes of preferred shares;

        -     create a new class of preferred shares with greater privileges than the existing class of preferred shares; or

•   by the dissenting or non-voting shareholders (including any holder of preferred shares) in the event that a general shareholders' meeting resolves to:

        -     reduce the mandatory distribution of dividends;

        -     change our corporate purpose;

        -     transfer all of our shares to another company, making us a wholly owned subsidiary of such company, known as an "incorporação de ações;" or

•      by the dissenting or non-voting holder of common shares, in the event that a general shareholders' meeting resolves to:

        -     acquire control of another company at a price exceeding certain limits set forth in Brazilian Law;

        -     merge or consolidate a company, provided that its shares do not have liquidity and are widely held by the market;

192 Form 20-F – December 2012

Form 20-F

        -     participate in a "grupo de sociedades" as defined under the Brazilian Law, provided that its shares do not have liquidity and are widely held by the market; or

        -     spin off a company or companies resulting in, among other things, a reduction of the mandatory annual dividend, participation in a group of companies, or a change of corporate purpose.

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

In all the situations described above, our shares would be redeemable at their book value, determined on the basis of the last balance sheet approved by our shareholders. If the shareholders’ meeting giving rise to withdrawal rights occurs 60 days after the date of the last approved balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet of a date within 60 days preceding such shareholders’ meeting.

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

Bradesco 193

Form 20-F

transferor and credit the share account of the transferee.

Transfers of shares by a foreign investor are made in the same way and executed by the investor's local agent on the investor's behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by the CMN Resolution No. 2,689/00 as described under "Item 10.D. Exchange Controls," the foreign investor must declare the transfer in its electronic registration.

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

194 Form 20-F – December 2012

Form 20-F

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

Disclosure of periodic information

In December 2009, the CVM issued Instruction No. 480/09 that addresses, among other topics, the issuance of securities and periodic disclosure of information by companies that have their securities traded on the Brazilian market. As a result of this rule, Brazilian issuers must file a “Reference Form” with the CVM every year, a document similar to a securities distribution prospectus and to a “Form 20-F,” providing several detailed aspects of the company's operations and administration. Furthermore, the rules related to financial statements and information disclosure were improved and the management's responsibility for the information provided was increased. As a result, the quantity and quality of information provided to the Brazilian market and to CVM has increased considerably, reinforcing the transparency of our activities for the local investor. In addition, new issuances for companies already listed were made easier.

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

Regulations and restrictions on non-Brazilian holders

The Brazilian Constitution bars any increase in foreign interest in the share capital of financial institutions headquartered in Brazil. However, because we are a publicly-traded financial institution, non-Brazilian holders of our preferred shares benefit from an exception to this provision. Accordingly, foreign holders face no legal restrictions on the ownership of our preferred shares or of ADRs based on our preferred shares, and are entitled to all the rights and preferences of such preferred shares. Furthermore, in accordance with the Central Bank authorization for the ADR program for common shares in the U.S. market, foreigners can hold up to 30% of our total common shares. A holder of ADSs shall not be treated as one of our shareholders, and shall not be entitled to the shareholders’ rights. If requested by the Company, and only in this case, the depositary bank will notify the holders of ADSs on any meetings, and will arrange for the delivery of the voting material. In possession of the material, the holder may guide the depositary to vote in accordance with the number of shares represented by their ADSs. The Brazilian legislation governs the shareholders’ rights, whereas the New York legislation governs the ADSs and deposit contracts. The depositary will be the holder of the ADSs underlying shares. A holder of ADSs shall have the rights of the holder of ADSs.

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

Appendix 5 to CMN Resolution No. 1,289/87, known as the "Appendix 5 Regulations," allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADR program is duly registered with the Central Bank.

Bradesco 195

Form 20-F

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

Disclosure of shareholder ownership

Brazilian regulations require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 5.0% of any type or class of shares of a publicly traded company must disclose its share ownership to the CVM and to Brazilian stock exchanges. In addition, a statement containing the required information must be published in the newspapers. Any subsequent increase or decrease of 5.0% or more in ownership of any type or class of shares must be similarly disclosed.

BM&FBOVESPA´S differentiated corporate governance practices

In 2001, Bradesco voluntarily adhered to BM&FBOVESPA's Level 1 Corporate Governance which establishes special requirements for the Company’s listing and rules for its directors and shareholders, including its controlling shareholders. Companies listed on Level 1 must adopt practices favoring transparency and the disclosure, in addition to legal requirements, of more comprehensive financial reporting data, details of trading by directors, officers and controlling shareholders and related party transactions, among others – in all cases focusing on providing access to information for shareholders, investors and other stakeholders. Note that companies listed in this segment must also maintain a minimum free float of 25%.

10.C. Material contracts

In June 2011, NCF acquired 5.4% of Bradesco's voting shares from BES.

196 Form 20-F – December 2012

Form 20-F

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

Bradesco 197

Form 20-F

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

Currently, there is no income tax treaty for double taxation between Brazil and the United States. However, due to the reciprocity of treatment in the United States, the Brazilian tax authority assures to residents in Brazil the right to deduct, from the income tax due, the amount of tax levied on income that has already been paid in the United States. Although the tax authorities of the two countries have had discussions that may culminate in such a treaty, no assurance can be provided regarding the possibility of a treaty of this kind or how it will affect the U.S. holders of our shares, ADSs or common share ADSs. Accordingly, prospective holders of our shares, ADSs or common share ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of shares, ADSs or common share in their particular circumstances.

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

Taxation of dividends

Dividends from profits of years beginning on or after January 1996 that we pay to any beneficiary, including depositary banks in respect of our shares underlying ADSs or common share ADSs and/or a holder not residing in Brazil in respect of such shares are not subject to Brazilian withholding income tax. Only dividends paid from profits generated prior to January 1996 are subject to Brazilian withholding income tax unless the amount of the dividend is used to increase our capital and these shares are not redeemed for a period of five years. Pursuant to Brazilian law, we are responsible for withholding and paying any tax on dividends we distribute.

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

198 Form 20-F – December 2012

Form 20-F

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

Gains realized by holders residing in Brazil on any disposition of shares in Brazil are subject to tax at the following rates:

•      20.0% if the transaction is "day-traded" on a stock exchange; or

•      15.0% for all other cases.

Earnings from "day trading" on stock exchanges, commodities and futures, or similar exchanges, are also subject to withholding income tax at a 1.0% rate, and this tax may be deducted from tax on net gains determined in the month.

As of January 2005, the disposal amounts from trading on stock exchanges, commodities and futures and similar exchanges, except day trades (which remain subject to taxation as mentioned above) are subject to 0.005% of withholding income tax. Tax withholding is waived when the disposal amount of trades executed in the same month is equal to or less than R$20,000.00, in which case the tax levied on net gains for the month may be deducted from income tax. This tax does not apply to transactions by foreign investors registered with the Central Bank pursuant to CMN Resolution No. 2,689/00, except for foreign investors living in a country considered to be a "tax haven."

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

Gain on the disposition of shares is measured by the difference in U.S. dollars between the amount in foreign currency received on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation and converted into the foreign currency based on the

Bradesco 199

Form 20-F

exchange rate published by Central Bank on the date the acquisition was made. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of their effective cost as shown by valid documentation or, in its absence, on the basis of the foreign currency amount registered with the Central Bank. See "Item 10.D. Exchange Controls."

Except for the international avoidance of double taxation tax treaty signed with Japan, Brazil's other signed international tax treaties do not grant relief from taxes on gains realized on sales or exchanges of shares. Gains realized by a non‑Brazilian holder upon the redemption of shares would be treated as gains from the disposition of such shares to a Brazilian resident occurring off a stock exchange and would accordingly be subject to income tax at a rate of 15.0% (except for tax haven residents, which applicable rate would be 25%).

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

On receipt of the underlying shares, a holder not residing in Brazil who is entitled to benefits under Resolution No. 2,689/00 will be entitled to register the U.S. dollar value of such shares with the Central Bank, as previously described under "– Exchange Controls." If the non-resident Brazilian holder does not qualify under Resolution No. 2,689/00, it will be subject to the less favorable tax treatment previously described in respect of exchanges of shares. The withdrawal of shares in exchange for ADSs or common share ADSs is not subject to Brazilian tax.

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares, ADSs or common share ADSs by a holder not residing in Brazil, with the exception of gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not residing or domiciled in Brazil or in the relevant state to individuals or entities that are residing or domiciled within such state in Brazil. There are no Brazilian stamps, issue, registration or similar taxes or duties payable by holders of the shares, ADSs or common share ADSs.

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

200 Form 20-F – December 2012

Form 20-F

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

The same regulations stipulated zero-rate IOF tax on settlements of foreign exchange transactions for both inbound and outbound transfers, for funding in the form of foreign loans or finance, free of restriction as to the date they were obtained. Previously, zero-rate tax only applied to funds raised as of October 23, 2008.

In March 2011, the IOF tax rate was raised from 2.38% to 6.38% on currency exchange transactions to meet obligations of credit card administrators or commercial banks or multiple banks acting as credit card issuers for amounts arising from purchase of goods and services abroad made by cardholders.

Additionally, the tax rate upon settlement of foreign exchange operations related to the flow of funds into the country was raised to 6.0%, including those carried out by way of simultaneous operations related to foreign loans subject to registration with the Central Bank, raised directly or through the issue of securities in the international market, with the minimum average period of:

•         up to 360 days, in operations raised from March 2011;

•         up to 720 days in operations raised from April 2011;

•         up to 1,095 days, in operations raised from March 1, 2012;

•         up to 1,800 days, in operations raised from March 12, 2012; and

•         up to 365 days in operations raised from December 4, 2012, up to the present date.

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

As of November 2009, the Brazilian government made use of this prerogative to raise the IOF rate

Bradesco 201

Form 20-F

from 0% to 1.5% on transactions assigning shares of any type (including preferred shares) traded on a stock exchange in Brazil, with the specific purpose of backing an ADS issuance.

Beginning September 16, 2011, IOF tax has been levied on transactions involving derivative contracts. The tax will be levied at a rate of 1% on the adjusted notional amount for the acquisition, sale or maturity of financial derivative contracts entered into in Brazil that individually lead to an increased short foreign currency exposure or reduced long foreign currency exposure.

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

The new legislation also introduces specific concepts relating to IOF tax on derivative contracts. One of them is the concept of "adjusted notional value," which corresponds to the reference value of a contract – notional value – multiplied by the derivative's price variation in relation to price variation in the foreign currency, and in the case of acquisition, sale or partial maturity, adjusted notional value will be calculated proportionately.

As of December 1, 2011, the legislation set forth the levying of IOF, at the rate of 0%, in the case of settlement of exchange transactions contracted by foreign investors to the entry of resources in Brazil, to purchase bonds or securities issued in accordance with the Articles 1 and 3 of Law No. 12,431/11.

As of March 1, 2012, legislation set forth the levy of IOF (tax on financial transactions) at the rate of 0%, in the case of settlement of exchange transactions contracted by foreign investors, including through simultaneous transactions, related to foreign transfers of funds for application in Brazil in certificate deposit of securities, named Brazilian Depositary Receipts – BDR, as regulated by CVM.

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

IOF is also charged on gains from transactions with terms of up to 30 days for sale, assignment, repurchase or renewal of fixed-income investments or the redemption of shares in financial investment funds, equity funds or investment clubs. For more information on financial investment funds and equity funds, see "– Regulation and Supervision – Asset management regulation." The maximum rate of IOF payable in such cases is 1.0% per day and decreases with the duration of the transactions, reaching zero for transactions with maturities of at least 30 days, except that the rate is currently 0% for the following types of transactions:

•      transactions carried out by financial institutions and other institutions authorized by the Central Bank as principals;

•      portfolio transactions carried out by mutual funds or investment clubs;

•      transactions in equity markets, including stock, futures and commodities exchanges and similar entities;

•      redemptions of shares in equity funds, noting that if the investor redeem the shares before completing the grace period for credit income, the rate is 0,5% per day over the surrender value of shares in equity funds;

•      with Certificate of Agribusiness Credit Rights – CDCA, with Letter of Agribusiness Credit - LCA, and with Certificate of Agribusiness Receivables – CRA, established by Article 23 of Law No. 11,076/04; and

•      with debentures pursuant to Article 52 of Law No. 6,404/76, with Real Estate Receivables Certificates mentioned in Article 6 of Law No. 9,514/97, and with Financial Letters mentioned in Article 37 of Law No. 12,249/10.

202 Form 20-F – December 2012

Form 20-F

Registered capital

Amounts invested in securities by a holder not residing in Brazil who: (i) qualifies for benefits under Resolution No. 2,689/00 and who registers with the CVM or (ii) holds ADSs or common share ADSs and is represented by the depositary bank's registration, are eligible for registration with the Central Bank. In the case of ADSs or common share ADSs, since the shareholder of record is the depositary bank, the depositary bank is responsible for obtaining the registration. The registration allows the remittance outside Brazil of foreign currency, converted at the Exchange Market rate, acquired with the proceeds of distributions on, or dispositions of, underlying shares.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 2013  with respect to the ADSs will be subject to taxation at a maximum rate of 15.0% (a 20.0% maximum rate applies for taxable years beginning January 2013) if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The ADSs are listed on the New York Stock

Bradesco 203

Form 20-F

Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of the shares, ADSs or common share ADSs, and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common share ADSs and the shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

Based on our audited financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 to 2012 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2013  taxable year. Our belief that we are not, and will not in the future be, a PFIC is based on certain Proposed Treasury Regulations dealing with non-U.S. banks. Such regulations are not final and are subject to modification, in which case our determination regarding PFIC status may be different.

Distributions out of earnings and profits with respect to the shares, ADSs or common share ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for the purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares, ADSs or common share ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder's expected economic profit is not substantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

204 Form 20-F – December 2012

Form 20-F

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

Certain U.S. holders may be subject to additional reporting requirements. The penalty for failing to comply with these reporting requirements can be significant. U.S. holders should consult their own tax advisors concerning any U.S. reporting requirements that may arise out of the ownership or disposition of the shares, ADSs or common share ADSs in light of their particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk

Market risk is represented by the possibility of financial losses due to the variation of prices and interest rates of the Organization’s financial assets, since its active and liability portfolios may have mismatches of periods, currencies and indexes.

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

Bradesco 205

Form 20-F

a mismatch between fixed rates and market interest rates. For a discussion of our management of interest rate sensitivity, see "Item 5.B. Liquidity and Capital Resource-Interest rate sensitivity."

Exchange risk

Exchange risk arises as a result of our having assets, liabilities and off-balance sheet items that are denominated in, or indexed to, currencies other than reais, either as a result of trading or in the normal course of banking activities. We control exposure to exchange rate movements by ensuring that mismatches are managed and monitored, and our policy is to avoid material exchange rate mismatches. For a discussion of our management of exchange rate sensitivity, see "Item 5.B. Liquidity and Capital Resource-Exchange rate sensitivity."

Market risk of trading activities

We enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. As a result, our exposure to the potential losses described below is generally reduced by these transactions. These derivatives do not qualify as hedges under IFRS. Accordingly, we classify derivatives as financial assets held for trading.

Sensitivity analysis

Below, a sensitivity analysis for our financial exposure in trading and banking portfolios, based on three scenarios applied to market rates and prices. We considered 25% shocks and 50% shocks that would adversely affect our positions, and a scenario reflecting an impact of 1 basis point on rates and 1% on market prices. These scenarios comply with CVM Instruction No. 475/08.

Risk Factor	Market as of December 31, 2012	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/USD	2.04	2.06	2.55	3.06
1-year fixed rate in reais	7.14% p.a.	7.15% p.a.	8.92% p.a.	10.71% p.a.
Shocks were also applied to other risk factors and terms of the interest curves.

The impacts of these scenarios on our positions would be as follows:

Banking portfolio	On December 31, 2012	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(11,099)	(2,128,929)	(4,115,092)
Price Index	Exposure subject to the variation of price index coupon rates	(22,273)	(1,902,223)	(3,448,019)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(661)	(58,363)	(109,978)
Foreign currency	Exposure subject to foreign exchange variation	(11,347)	(164,807)	(305,127)
Variable income	Exposure subject to the variation of share prices	(19,079)	(469,601)	(934,884)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,115)	(44,355)	(87,136)
Other	Exposure not eligible in the previous definitions	(82)	(2,056)	(4,112)
Total not correlated		(65,656)	(4,770,334)	(9,004,348)
Total correlated		(36,642)	(3,712,361)	(6,979,548)
(1) Amounts net of tax effects.

It is worth mentioning that the impacts of financial exposures from the Banking portfolio (particularly interest rate and price index), would not necessarily represent potential accounting loss to the Organization. This occurs because part of the loan and advances operations in our banking portfolio is financed  by demand and/or savings deposits, which are natural hedges for any variations in interest rates, as well as the fact that variations in interest rates do not represent material impact on the Institution’s income, since it is

206 Form 20-F – December 2012

Form 20-F

intended to hold loan operations up to maturity.

Banking portfolio	On December 31, 2012	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(9,960)	(1,906,510)	(3,692,614)
Price index	Exposure subject to the variation of price index coupon rates	(19,797)	(1,679,191)	(3,016,469)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(155)	(6,489)	(12,887)
Foreign currency	Exposure subject to foreign exchange variation	(1,272)	(53,008)	(115,376)
Variable income	Exposure subject to the variation share prices	(17,792)	(444,795)	(889,591)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(793)	(10,721)	(21,785)
Other	Exposure not eligible in the previous definitions	(82)	(2,039)	(4,078)
Total not correlated		(49,851)	(4,102,753)	(7,752,800)
Total correlated		(29,196)	(3,230,980)	(6,059,242)
(1) Amounts net of tax effects.

Below we present the sensitivity analysis exclusively for the trading portfolio, which represents exposure that may materially impact the Organization’s results, and it is worth mentioning that the results disclose the impacts for each scenario at a still position of the portfolio. The dynamism of the market causes these positions to continually change and not necessarily reflect today the position shown here. Additionally, as commented above, the Organization has an ongoing market risk management process that continually seeks manners to mitigate related risks, according to a strategy determined  by Management. Accordingly, in the event of indications that a certain position is deteriorating, proactive actions  are made  to minimize any possible negative impacts, in order to maximize the Organization’s risk - return ratio.

Trading Portfolio	On December 31, 2012	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(1,596)	(300,144)	(577,467)
Price index	Exposure subject to the variation of price index coupon rates	(2,864)	(256,727)	(489,707)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(649)	(55,701)	(104,875)
Foreign currency	Exposure subject to foreign exchange variation	(12,312)	(216,083)	(418,084)
Variable income	Exposure subject to the variation share prices	(1,537)	(31,882)	(60,427)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,001)	(41,733)	(81,194)
Other	Exposure not eligible in the previous definitions	(49)	(1,232)	(2,464)
Total not correlated		(20,008)	(903,502)	(1,734,218)
Total correlated		(13,585)	(580,483)	(1,111,507)
(1) Amounts net of tax effects.

Value at Risk ("VaR")

The Trading portfolio's risk is measured using the Delta-Normal VaR methodology adjusted to the Gamma and Vega risks of options transactions, for a 1-day period with a 99% level of confidence, and volatilities and correlations calculated using statistical methods that attributed greater weight to recent returns. Financial positions are allocated to primary risk factors such as interest rates and currencies, and the methodology considers the diversification effect through the correlation observed for these factors.

The methodology applied and the existing statistical models are validated daily using backtesting techniques. Backtesting technique compares the daily VaR calculated both as a hypothetical result, obtained with the same positions used in the VaR calculation, and with the actual result, considering the transactions of the day for which the VaR was estimated.

The main purpose is to monitor, validate and evaluate the VaR model's adherence and the number of breaks occurred should be in line with statistical tests and the required level of confidence (99%). In 2012, for both the hypothetical and actual results, adverse results were higher than estimated only three times. In other words, the number of exceptions is within the limit determined in statistical tests and for the level of confidence of the model used, as proof of its consistency.

In 2012,  the Trading portfolio  showed a maximum VaR of R$540  million, and an average VaR

Bradesco 207

Form 20-F

between R$138  million to R$236  million. Risk increased in the period, mainly in view of the higher exposure to interest rates in reais.

The following tables show value at risk using the VaR methodology:

	R$ in thousands
	January, February and March			At March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	120,157	72,700	166,688	163,616
Foreign exchange coupon	13,447	7,907	20,591	11,257
Foreign currency	15,678	1,217	33,450	20,183
Variable income	39,125	22,699	56,734	22,699
Sovereign risk	27,985	18,128	39,205	24,890
Total VaR	138,241	93,618	175,018	168,426

	R$ in thousands
	April, May and June			At June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	206,148	26,570	520,514	213,144
Foreign exchange coupon	14,769	10,571	20,288	19,751
Foreign currency	18,803	751	33,538	32,825
Variable income	27,993	15,367	47,245	24,247
Sovereign risk	21,831	12,846	34,470	18,836
Total VaR	227,029	82,476	540,027	246,034

	R$ in thousands
	July, August and September			At September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	134,243	51,070	234,608	213,470
Foreign exchange coupon	15,706	10,593	27,235	16,737
Foreign currency	14,055	153	35,173	14,430
Variable Income	35,680	9,497	56,774	9,497
Sovereign risk	21,195	14,121	27,003	20,645
Total VaR	155,349	84,597	256,037	220,739

	R$ in thousands
	October, November and December			At December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	230,267	119,383	325,090	195,411
Foreign exchange coupon	13,418	9,373	19,906	11,553
Foreign currency	15,827	2,028	32,302	23,641
Variable Income	31,834	9,135	65,168	9,209
Sovereign risk	19,579	12,938	27,889	19,760
Total VaR	236,372	132,712	323,516	200,272

208 Form 20-F – December 2012

Form 20-F

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2012:

Value at Risk (R$ in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	% Events
Up to R$120	17.2%	15.4%	38.5%	0.0%	17.8%
Over R$120 up to R$180	82.8%	40.0%	24.6%	16.9%	40.9%
Over R$180 up to R$240	0.0%	6.2%	35.4%	33.8%	18.9%
Over R$240 up to R$300	0.0%	10.8%	1.5%	33.8%	11.6%
Over R$300	0.0%	27.7%	0.0%	15.4%	10.8%

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

The table below describes the services and the respective rates and fees that the direct or indirect holders of our ADRs (preferred and common) may be subject to pay to our depositary bank, The Bank of New York Mellon (BNYM).

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

From January 1 to December 31, 2012, we received from our depositary bank the amount of US$9.2 million, as reimbursement or payment made in our favor.

Bradesco 209

Form 20-F

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Financial Responsibility, Disclosure Controls and Procedures, and Report on Internal Control Over Financial Reporting.

(a)        Disclosure controls and procedures

As of December 31, 2012, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Articles 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 of the SEC) were carried out under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and it may not prevent or identify deficiencies. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Our Management made an assessment of the effectiveness of our internal control over consolidated financial reporting as of December 31, 2012 based upon the framework "Enterprise Risk Management – Integrated Framework"  established by the COSO and has concluded that our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting, as of December 31, 2012, has been audited by KPMG Auditores Independentes, a PCAOB-registered independent accounting firm, as stated in their report beginning on page F-3  of "Item 18. Financial Statements."

(c)           Attestation report of the independent registered public accounting firm

For the report of KPMG Auditores Independentes,  our PCAOB-registered independent accounting firm, dated April 30, 2013, on the effectiveness of the internal control over financial reporting as of December 31, 2012, see "Item 18. Financial Statements."

210 Form 20-F – December 2012

Form 20-F

(d)          Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Articles 13a-15(f) and 15d-15(f) under the "Exchange Act of 1934"  of the SEC) that occurred during the fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

16.B. Code of Ethics

We have adopted a "Code of Ethics"  and "Sectorial Codes of Ethics"  under the "Securities Exchange Act of 1934,"  as amended. Our "Codes of Ethics"  apply to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and persons performing similar functions, to our directors, other officers, employees, business partners, suppliers and service providers. Our "Codes of Ethics Conduct"  are available on our website at www.bradesco.com.br/ir. If we amend the provisions of our "Codes of Ethics Conduct,"  or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

16.C. Principal Accountant Fees and Services

Audit and non-audit fees

The following table sets forth the fees billed to us by our independent accounting firm during the fiscal years ended on December 31, 2012 and 2011:

Year ended December 31,	R$ in thousands
	2012	2011
Audit fees	25,319	26,154
Audit-related fees	2,875	4,520
Tax fees	27	80
Other fees	864	1,322
Total fees	29,085	32,076

The fees for the years 2012 and 2011 correspond to those paid to our auditor for those years (KPMG Auditores Independentes).

Our independent accounting firm audits our annual financial statements in accordance with IFRS and the accounting practices adopted in Brazil, as well as statutory and regulatory reports submitted to the Central Bank, CVM, SEC and SUSEP, including the quarterly review of our interim financial statements.

Audit-related fees in the above table are the aggregate fees billed by the independent auditors for domestic and international control and attestation reports, previously-agreed procedures reports on reviews of internal controls requested by our Management and the issue of comfort letters for placement of bonds abroad.

Tax charges in the above table refer to fees billed by the independent auditors for assistance services in tax matter requirements and reviews of tax aspects related to acquisitions.

Other fees in the above table are fees billed by the independent auditors primarily related to previously-agreed procedures for reviews of financial information,  reviews of controls and process

Bradesco 211

Form 20-F

diagnostics, which cover the technological environment and others, training sessions and other assurance services.

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

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total number of preferred shares acquired	Average price paid per preferred share	Total number of preferred shares acquired from published plans or programs	Maximum number of preferred shares that can still be acquired from plans or programs
01/01 to 01/31/12	-	-	-	7,500,000
02/02 to 02/27/12	-	-	-	7,500,000
03/02 to 03/31/12	-	-	-	7,500,000
04/01 to 04/30/12	-	-	-	7,500,000
05/04 to 05/31/12	-	-	-	7,500,000
06/01 to 06/03/12	-	-	-	7,500,000
06/04 to 06/30/12	-	-	-	7,500,000
07/01 to 07/31/12	70,300	28.99	70,300	7,429,700
08/03 to 08/31/12	-	-	-	7,429,700
09/01 to 09/30/12	250,000	33.13	320,300	7,179,700
10/01 to 10/30/12	-	-	-	7,179,700
11/03 to 11/30/12	-	-	-	7,179,700
12/01 to 12/31/12	-	-	-	7,179,700

We currently have no repurchase program for common shares.

212 Form 20-F – December 2012

Form 20-F

16.F. Change in Registrant's Certifying Accountant

On March 21, 2011, our Board of Directors approved the engagement of KPMG Auditores Independentes as our independent registered public accounting firm. Our Board of Directors participated in and approved the decision to replace PricewaterhouseCoopers Auditores Independentes as our independent registered public accounting firm, following our corporate governance practices and the procedures established to engage the independent accountants. The report of KPMG Auditores Independentes on our financial statements for the years ended December 31, 2012 and 2011 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

The report of PricewaterhouseCoopers Auditores Independentes on our financial statements for the years ended December 31, 2010 and 2009 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The report of PricewaterhouseCoopers Auditores Independentes on our financial statements as of December 31, 2010 and 2009 and for the year ended December 31, 2009 is not included herein. During the year ended December 31, 2010 and 2009 and the subsequent interim period through the date of the report of PricewaterhouseCoopers Auditores Independentes, there were no disagreements with them on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to their satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report..

16.G. Corporate Governance

In May 2006, our Board of Directors approved Bradesco’s corporate governance policy. This policy is available on our website at www.bradesco.com.br/ri.

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

Brazilian law provides that only individuals may be appointed to a company's Board of Directors. Accordingly, there is no legal or statutory provision requiring Bradesco to have independent directors. There is no residency requirement for qualification as a director.

303A.03	Non‑management directors of a listed company must meet at regularly scheduled executive sessions without management.

With the exception of our CEO, who is also a director of the Company, none of the directors of Bradesco are part of the Diretoria Executiva. The directors have regularly scheduled executive sessions at least once per annum in order to evaluate his performance.

303A.04	Listed companies must have a nominating/ corporate governance committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have a Corporate Governance Executive Committee composed of management from Bradesco. The committee has a charter that addresses its minimum requirements.
303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.

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

• evaluating the work of both the internal and the independent auditors, including their compliance with applicable legal obligations and internal regulations and codes; and

• meeting with the Diretoria Executiva and both the independent and the external auditors at least quarterly.

We also have a Fiscal Council, which currently has three members and three alternates. The Fiscal Council is an independent corporate body. In accordance with Brazilian Corporate Law, the Fiscal Council's responsibilities include:

• supervising, through any of its members, the actions of our managers and verifying the fulfillment of their duties;

• reviewing and issuing opinions regarding our statutory financial statements prior to their disclosure, including the explanatory notes to the financial statements, the independent auditor's report and any management reports; and

• opining on any management proposals to be submitted to the General Shareholders' Meeting related to changes in our share capital, issuances of debentures or rights offerings entitling the holder to subscribe for equity, investment plans and capital expenditure budgets, distributions of dividends and/or interest on equity, change in the corporate structure, mergers, consolidations or spin‑offs.

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

We have adopted a code of ethics, which applies to our Senior Management, employees, business partners, suppliers and service providers of the Organization, parent companies, subsidiaries and companies under common control, directly or indirectly and, when applicable, to non-profit entities managed by members of Senior Management or employees appointed or transferred by companies that are part of the Organization. We have an Ethics Committee, appointed by the Board of Directors, which is responsible for the enforcement of the Codes of Ethics Conduct, including determining which actions to take concerning the disclosure, dissemination and fulfillment of the Codes of Ethics Conduct, as well as ensuring its effectiveness.

We will post any modifications or waivers to either Codes of Ethics Conduct on our website.

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

214 Form 20-F – December 2012

Form 20-F

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

Bradesco 215

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

Date: April 30, 2013.

216 Form 20-F – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Summary

  F - 2     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors' Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Banco Bradesco S.A.

We have audited the accompanying consolidated statement of financial position of Banco Bradesco S.A. and subsidiaries (“Bradesco”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2012. We also have audited Bradesco’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Bradesco’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Bradesco’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and subsidiaries as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, Bradesco maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

 KPMG Auditores Independentes

Osasco, Brazil

April 30, 2013.

     Bradesco           F - 3

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Banco Bradesco S.A.

In our opinion, the consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year ended December 31, 2010 present fairly, in all material respects, the results of operations and cash flows of Banco Bradesco S.A. and its subsidiaries for the year ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

São Paulo, April 14, 2011

/s/PricewaterhouseCoopers

Auditores Independentes

  F - 4     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Income

	R$ thousand
	Note	Years ended December 31
		2012	2011	2010
Interest and similar income		83,133,716	82,367,272	63,772,183
Interest and similar expenses		(39,640,751)	(46,755,986)	(31,000,892)
Net interest income	6	43,492,965	35,611,286	32,771,291
Fee and commission income		12,841,186	10,868,311	9,421,485
Fee and commission expenses		(36,391)	(33,978)	(26,947)
Net fee and commission income	7	12,804,795	10,834,333	9,394,538
Net gains/(losses) on financial instruments classified as held for trading	8	2,110,113	(608,270)	2,212,733
Net gains/(losses) on financial instruments classified as available for sale	9	1,895,974	365,302	754,416
Net gains/(losses) of foreign currency transactions	10	(951,385)	2,625,813	(682,961)
Income from insurance and pension plans	11	1,413,016	3,076,175	2,577,730
Operating income		4,467,718	5,459,020	4,861,918
Impairment of loans and advances	12	(11,510,179)	(8,296,151)	(5,756,125)
Personnel expenses	13	(11,656,422)	(11,150,970)	(8,794,017)
Other administrative expenses	14	(11,900,383)	(11,477,134)	(9,761,445)
Depreciation and amortization	15	(2,538,260)	(2,120,335)	(1,966,433)
Other operating income/(expenses)	16	(8,528,664)	(4,858,702)	(6,002,663)
Operating expense		(46,133,908)	(37,903,292)	(32,280,683)
Income before income taxes and equity in the earnings of associates		14,631,570	14,001,347	14,747,064
Equity in the earnings of associates	27	870,662	682,122	577,053
Income before income taxes		15,502,232	14,683,469	15,324,117
Income tax and social contribution	17	(4,150,538)	(3,594,027)	(5,271,924)
Net income for the year		11,351,694	11,089,442	10,052,193

Attributable to shareholders:
Controlling shareholders		11,291,570	10,958,054	9,939,575
Non-controlling interest		60,124	131,388	112,618

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per ordinary share	18	2.83	2.74	2.52
– Earnings per preferred share	18	3.12	3.01	2.77

The Notes are an integral part of the Consolidated Financial Statements.

     Bradesco           F - 5

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statement of Comprehensive Income

	R$ thousand
	Years ended December 31
	2012	2011	2010
Net income for the year	11,351,694	11,089,442	10,052,193

Unrealized gains/(losses) on financial assets available for sale	7,679,798	(763,425)	651,063
Exchange differences on translations of foreign operations	46,196	389	(11,708)
Tax effect	(3,080,317)	294,823	(255,742)
Total comprehensive income for the year	15,997,371	10,621,229	10,435,806

Attributable to shareholders:
Controlling shareholders	15,937,247	10,489,841	10,323,188
Non-controlling interest	60,124	131,388	112,618

The Notes are an integral part of the Consolidated Financial Statements.

  F - 6     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Financial Position

	R$ thousand
	December 31
	Note	2012	2011
Assets
Cash and balances with banks	19	59,992,777	93,777,577
Financial assets held for trading	20a	111,839,567	96,597,077
Financial assets available for sale	21	81,560,848	45,248,398
Investments held to maturity	22	3,715,673	4,110,987
Assets pledged as collateral	23	106,133,299	97,122,080
Loans and advances to banks	24	92,821,233	72,663,890
Loans and advances to customers, net of impairment	25	269,652,428	245,874,949
Non-current assets held for sale	26	533,062	445,351
Investments in associated companies	27	2,754,998	2,390,466
Property and equipment, net of accumulated depreciation	29	4,532,355	4,267,218
Intangible assets and goodwill, net of accumulated amortization	30	7,755,665	7,216,697
Taxes to be offset	17g	5,346,693	4,572,927
Deferred income tax assets	17c	17,983,558	17,093,388
Other assets	31	36,564,543	30,705,887
Total assets		801,186,699	722,086,892

Liabilities
Deposits from banks	32	220,826,288	204,290,176
Deposits from customers	33	210,771,310	216,320,938
Financial liabilities held for trading	20b	4,049,982	747,210
Funds from securities issued	34	51,552,093	41,630,969
Subordinated debt	35	34,851,714	26,910,091
Insurance technical provisions and pension plans	36	118,768,720	99,112,321
Other provisions	38	21,047,193	17,926,450
Current income tax liabilities		3,354,128	2,758,978
Deferred income tax liabilities	17c	3,091,667	2,246,508
Other liabilities	39	61,527,214	50,761,157
Total liabilities		729,840,309	662,704,798

Equity	40
Share capital		30,100,000	30,100,000
Treasury shares		(197,301)	(183,109)
Capital reserves		35,973	35,973
Profit reserves		34,189,383	26,732,531
Additional paid-in capital		70,496	70,496
Other comprehensive income		6,396,736	1,751,059
Retained earnings		542,422	632,096
Equity attributable to controlling shareholders		71,137,709	59,139,046
Non-controlling interest		208,681	243,048
Total equity		71,346,390	59,382,094

Total liabilities and equity		801,186,699	722,086,892

The Notes are an integral part of the Consolidated Financial Statements.

     Bradesco           F - 7

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statement of Changes in Equity

	R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2009	26,500,000	(188,874)	87,146	2,254,302	12,768,368	150,032	1,835,659	784,821	44,191,454	455,253	44,646,707
Net income	-	-	-	-	-	-	-	9,939,575	9,939,575	112,618	10,052,193
Financial assets available for sale	-	-	-	-	-	-	390,638	-	390,638	-	390,638
Foreign currency translation adjustment	-	-	-	-	-	-	(7,025)	-	(7,025)	-	(7,025)
Comprehensive income	-	-	-	-	-	-	-	-	10,323,188	112,618	10,435,806
Decrease of non- controlling shareholders’ interest	-	-	-	-	-	(79,536)	-	-	(79,536)	(429,571)	(509,107)
Purchase of treasury shares	-	(14,789)	-	-	-	-	-	-	(14,789)	-	(14,789)
Cancellation of treasury shares	-	193,614	-	-	(193,614)	-	-	-	-	-	-
Transfers to reserves	-	-	-	501,083	6,151,847	-	-	(6,652,930)	-	-	-
Capital increase with reserves (2)	2,000,000	-	-	-	(2,000,000)	-	-	-	-	-	-
Capital increase (3)	1,500,000	-	-	-	-	-	-	-	1,500,000	-	1,500,000
Capital to pay in (3)	(1,500,000)	-	-	-	-	-	-	-	(1,500,000)	-	(1,500,000)
Interest on equity and dividends	-	-	-	-	-	-	-	(3,369,083)	(3,369,083)	(30,969)	(3,400,052)
Balance on December 31, 2010	28,500,000	(10,049)	87,146	2,755,385	16,726,601	70,496	2,219,272	702,383	51,051,234	107,331	51,158,565
Net income	-	-	-	-	-	-	-	10,958,054	10,958,054	131,388	11,089,442
Financial assets available for sale	-	-	-	-	-	-	(468,447)	-	(468,447)	-	(468,447)
Foreign currency translation adjustment	-	-	-	-	-	-	234	-	234	-	234
Comprehensive income	-	-	-	-	-	-	-	-	10,489,841	131,388	10,621,229
Purchase of treasury shares	-	(173,060)	-	-	-	-	-	-	(173,060)	-	(173,060)
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	42,483	42,483
Premium on share subscription (3)	-	-	11,441	-	-	-	-	-	11,441	-	11,441
Transfers to reserves	-	-	-	551,413	6,736,518	-	-	(7,287,931)	-	-	-
Capital increase with reserves (4)	100,000	-	(62,614)	(37,386)	-	-	-	-	-	-	-
Capital increase (3)	1,500,000	-	-	-	-	-	-	-	1,500,000	-	1,500,000
Interest on equity and dividends	-	-	-	-	-	-	-	(3,740,410)	(3,740,410)	(38,154)	(3,778,564)
Balance on December 31, 2011	30,100,000	(183,109)	35,973	3,269,412	23,463,119	70,496	1,751,059	632,096	59,139,046	243,048	59,382,094

The Notes are an integral part of the Consolidated Financial Statements.

  F - 8     IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Changes in Equity (continued)

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2011	30,100,000	(183,109)	35,973	3,269,412	23,463,119	70,496	1,751,059	632,096	59,139,046	243,048	59,382,094
Net income	-	-	-	-	-	-	-	11,291,570	11,291,570	60,124	11,351,694
Financial assets available for sale	-	-	-	-	-	-	4,617,960	-	4,617,960	-	4,617,960
Foreign currency translation adjustment	-	-	-	-	-	-	27,717	-	27,717	-	27,717
Comprehensive income	-	-	-	-	-	-	-	-	15,937,247	60,124	15,997,371
Purchase of treasury shares	-	(14,192)	-	-	-	-	-	-	(14,192)	-	(14,192)
Decrease of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(1,499)	(1,499)
Capital transaction – Banco BERJ	-	-	-	-	(29,394)	-	-	-	(29,394)	-	(29,394)
Transfers to reserves	-	-	-	569,062	6,917,184	-	-	(7,486,246)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(3,894,998)	(3,894,998)	(92,992)	(3,987,990)
Balance on December 31, 2012	30,100,000	(197,301)	35,973	3,838,474	30,350,909	70,496	6,396,736	542,422	71,137,709	208,681	71,346,390

(1)  Consists mainly of unrealized gains/losses from investment securities, classified as available for sale (Notes 21 and 23), of which the cumulative tax effects amount to R$ 4,265,009 thousand (2011 – R$ 1,184,692 thousand);

(2)  On June 10, 2010, the Special Shareholders’ Meeting decided to implement a stock dividend of one new share for each ten held of the same class in order for shareholders to increase their holdings, without a change in resources. Therefore, all the numbers of shares, presented during previous periods were adjusted to reflect the share split in the proportion of one new share for every ten held. It was decided in the same Meeting to increase the capital with reserves in the amount of R$ 2,000,000 thousand – R$ 1,000,000 thousand in ordinary shares and R$ 1,000,000 thousand in preferred shares;

(3)  On December 17, 2010, the Special Shareholders’ Meeting approved an increase in Share Capital, in the amount of R$ 1,500,000 thousand, raising it from R$ 28,500,000 thousand to R$ 30,000,000 thousand, with the issuance of 62,344,140 new, nominative, book entry shares, with no par value, being 31,172,072 ordinary shares and 31,172,068 preferred shares, based on the private subscription by shareholders during the period from December 29, 2010 to January 31, 2011 in proportion to the shares each one held on the date of the Meeting, to be paid up in cash on February 18, 2011. The excess used to increase share capital amounting to R$ 11,441 thousand calculated as the difference between the issue price and the share sale price, was recognized in the "Capital Reserve” account; and

(4)  The Annual General Meeting held on March 10, 2011 decided to increase share capital by R$ 100,000 thousand, from R$ 30,000,000 thousand to R$ 30,100,000 thousand, without issuing shares, by using part of the "Capital Reserve” and “Profit Reserve - Legal Reserve" accounts.

The Notes are an integral part of the Consolidated Financial Statements.

     Bradesco           F - 9

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows

	R$ thousand
	Years ended December 31
	2012	2011	2010
Operating activities
Income before income taxes	15,502,232	14,683,469	15,324,117
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Impairment of loans and advances	11,510,179	8,296,151	5,756,125
Changes in the insurance technical provisions and pension plans	23,326,101	18,212,405	14,294,976
Net gains from disposals on assets available for sale	(2,895,780)	(238,606)	(645,216)
Expenses with other provisions	4,254,617	5,653,084	3,562,362
Deferred selling expenses (insurance)	(128,005)	(97,748)	(76,996)
Impairment of assets	1,697,474	5,126	26,493
Depreciation	1,037,135	990,092	956,092
Amortization of intangible assets	1,501,125	1,130,243	1,010,341
Equity in the earnings of associates	(870,662)	(682,122)	(577,053)
Losses on disposal of non-current assets held for sale	203,885	237,727	292,595
Net losses from disposal of property and equipment	5,157	8,596	12,148
Gain on disposal of investments in associated companies	(793,360)	-	-
Changes in assets and liabilities:
(Increase)/decrease in compulsory deposits in the Central Bank	23,258,340	(6,013,739)	(47,273,389)
Increase in loans and advances to banks	(53,931,816)	(25,693,398)	(29,473,272)
Increase in loans and advances to customers	(78,968,355)	(88,088,656)	(81,584,730)
(Increase)/decrease in financial assets held for trading	23,159,361	(75,106,993)	(36,900,513)
Increase in other assets	(6,299,821)	(6,410,870)	(1,501,595)
Increase in deposits from banks	30,454,440	50,571,306	62,708,679
Increase in deposits from customers	7,379,033	38,975,249	32,148,572
Increase in financial liabilities held for trading	3,302,772	14,243	200,545
Decrease in insurance technical provisions and pension plans	(3,669,702)	(2,593,130)	(3,398,827)
Decrease in other provisions	(1,133,874)	(1,054,500)	(1,086,979)
Increase in other liabilities	21,006,607	8,852,270	9,209,750
Interest received	67,006,786	64,161,337	52,844,025
Interest paid	(26,846,989)	(33,332,306)	(20,474,472)
Income tax and social contribution paid	(6,226,483)	(5,383,283)	(3,196,072)
Other changes in taxes	(1,227,999)	(4,156,577)	(500,862)
Net cash provided by/(used in) operating activities	51,612,398	(37,060,630)	(28,343,156)

Investing activities
Acquisitions of subsidiaries, net of cash and cash equivalents paid	(2,552)	(214,676)	(226,765)
Acquisitions of financial assets available for sale	(163,462,843)	(19,055,607)	(41,287,204)
Proceeds from sale of financial assets available for sale	115,239,210	32,753,402	9,405,730
Redemption of investments held to maturity	699,982	105,722	89,844
Disposal of non-current assets held for sale	266,123	228,958	327,377
Acquisition of investments in associated companies	(97,432)	(111,826)	(786,688)
Disposal of investments in associated companies	920,416	-	-
Dividends received from investments in associated companies	476,506	489,200	496,698
Acquisition of property and equipment	(1,675,016)	(1,698,704)	(1,356,856)
Disposal of property and equipment	367,587	102,079	123,876
Acquisition of intangible assets	(2,567,529)	(3,232,620)	(1,695,177)
Dividends received	117,684	126,696	109,200
Interest received	4,920,612	7,190,077	5,494,551

F - 10    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2012	2011	2010
Net cash provided by/(used in) investing activities	(44,797,252)	16,682,701	(29,305,414)

Financing activities
Funds from securities issued	24,448,024	28,212,490	12,815,608
Payment of funds from securities issued	(19,956,590)	(5,679,892)	(3,725,745)
Issuance of subordinated debts	12,997,694	9,505,799	1,282,600
Payment of subordinated debts	(4,493,518)	(6,542,624)	(828,351)
Premium on share subscription	-	11,441	-
Capital increase in cash	-	1,500,000	-
Acquisition of treasury shares	(14,192)	(173,060)	(14,789)
Capital transaction	(29,394)	-	-
Increase/(decrease) of non-controlling interest	(1,499)	42,483	(448,060)
Interest paid	(5,261,001)	(2,342,856)	(1,611,252)
Interest on equity and dividends paid	(3,839,385)	(3,568,337)	(2,914,982)
Net cash provided by financing activities	3,850,139	20,965,444	4,555,029

Increase/(decrease) in cash and cash equivalents	10,665,285	587,515	(53,093,541)

Cash and cash equivalents
At the beginning of the year	36,853,126	36,265,611	89,359,152
At the end of the year	47,518,411	36,853,126	36,265,611

Increase/(decrease) in cash and cash equivalents	10,665,285	587,515	(53,093,541)

Non-cash transactions
Credit operations transferred to non-current assets	836,930	758,757	988,702
Dividends and interest on equity declared but not yet paid	2,396,306	2,519,378	2,029,222
Unrealized gains/losses on securities available for sale	4,617,960	468,447	(390,638)

The Notes are an integral part of the Consolidated Financial Statements.

     Bradesco           F - 11

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

1)     General information

Banco Bradesco S.A. and subsidiaries (“Bradesco”, the “Bank”, the “Company” or the “Organization”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

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

The consolidated financial statements were approved by the Board of Directors on March 22, 2013.

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

F - 12    IFRS – International Financial Reporting Standards – December 2012

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

The main subsidiaries included in the consolidated financial statements are as follows:

		Shareholding interest (%)
	Activity	December 31
		2012	2011
Alvorada Cartões, Crédito Financiamento e Investimento S.A.	Banking	100.00	100.00
Banco Alvorada S.A.	Banking	99.95	99.95
Banco Bradesco Financiamentos S.A.	Banking	100.00	100.00
Banco Bankpar S.A	Banking	100.00	100.00
Banco Boavista Interatlântico S.A.	Banking	100.00	100.00
Banco Bradesco Argentina S.A.	Banking	99.99	99.99
Banco BERJ S.A.(1)	Banking	100.00	96.23
Banco Bradescard S.A. (2)	Cards	100.00	100.00
Banco Bradesco BBI S.A.	Investment bank	98.35	98.35
Banco Bradesco Cartões S.A.	Cards	100.00	100.00
Bradesco Administradora de Consórcios Ltda.	Consortium Management	100.00	100.00
Bradseg Participações S.A.	Holding	100.00	100.00
Bradesco Auto/RE Cia. de Seguros	Insurance	100.00	100.00
Bradesco Capitalização S.A.	Capitalization	100.00	100.00
Odontoprev S.A.(3)	Dental Health	43.50	43.50
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00	100.00
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker	100.00	100.00
Bradesco Saúde S.A.	Insurance/Health	100.00	100.00
Bradesco Seguros S.A.	Insurance	100.00	100.00
Bradesco Vida e Previdência S.A.	Pension plan/Insurer	100.00	100.00
Bradesplan Participações Ltda.	Holding	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	100.00	100.00
Tempo Serviços Ltda.	Service Provider	100.00	100.00
União de Participações Ltda.	Holding	100.00	100.00

(1)         Increase in equity interest through share acquisition in May and June 2012;

(2)         Current name of Banco Ibi S.A; and

(3)         Consolidated based on control obtained through its shareholders agreement.

     Bradesco           F - 13

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

F - 14    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii.     Joint ventures

The Organization has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the proportionate consolidation method.

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

     Bradesco           F - 15

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Foreign currency translation

                 i.          Functional and presentation currency

Items included in the financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Organization’s presentation currency. The domestic and foreign subsidiaries adopted the Real as their functional currency, except the subsidiary in Mexico, which adopted the Mexican Peso as its functional currency.

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

F - 16    IFRS – International Financial Reporting Standards – December 2012

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

c)      Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short–term investments, with original maturities of three months or less and are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 19 (b) – “Cash and cash equivalents”.

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

•     Measured at fair value through profit or loss

Financial assets are initially recorded at fair value with subsequent changes to the fair value  recognized immediately in profit or loss. These assets can be subdivided into two distinct classifications at the time of initial recognition: financial assets designated at fair value through profit or loss and financial assets held for trading.

     Bradesco           F - 17

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

Financial assets held for trading are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income.

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

Financial assets available-for-sale are initially recognized at fair value, which is the cash consideration including any transaction costs and measured, subsequently, at fair value with gains and losses being recognized in the consolidated statement of comprehensive income, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized. If a financial asset available-for-sale is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in the consolidated statement of income.

Interest is recognized in the consolidated statement of income using the effective interest method. Dividends on available-for-sale equity instruments are recognized in the consolidated statement of income in ‘Dividend income’ when the Organization’s right to receive payment is established. Exchange gains and losses on investments in debt securities classified as available for sale are recognized in the consolidated statement of income, except when they relate to foreign subsidiaries with a functional currency different from that of the Organization.

•       Investments held to maturity

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed term maturities, which the Organization has the positive intention and ability to hold to maturity, and are not designated to be at fair value through profit or loss or available for sale and do not meet the definition of loans and receivables.

F - 18    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Investments held to maturity are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest on investments held-to-maturity is included in the consolidated statement of income and reported as ‘Interest and similar income’. In the case of impairment, the impairment loss is reported as a deduction from the carrying value of the investment and is recognized in the consolidated statement of income.

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

Loans and receivables are reported in the consolidated statement of financial position as loans and advances to banks or customers. Interest on loans is included in the consolidated statement of income and is reported as “Interest and similar income”. In the case of impairment, the impairment loss is reported as a deduction in carrying amount of loans and advances, and is recognized in the consolidated statement of income as impairment of loans and advances.

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

     Bradesco           F - 19

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

vi.     Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Organization has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

F - 20    IFRS – International Financial Reporting Standards – December 2012

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

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

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

    Bradesco           F - 21

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

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the necessary collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

F - 22    IFRS – International Financial Reporting Standards – December 2012

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

f)       Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount and fair value less the costs to sell and are included within “Non-current assets held for sale.”

g)      Reinsurance contracts

Reinsurance contracts are made in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities related to reinsurance operations are presented gross of their respective recoveries, which are booked in the Asset since the existing contract does not preclude us from our obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating from a risk classification agency, to reinsure risks which are for the most part transferred to local reinsurers. Therefore, management believes that the risks of impairment are reduced. If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

h)      Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plans contracts and the brokers’ fees over a twelve-month period.

     Bradesco           F - 23

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

When different parts of an item have different useful lives, and separately control is practicable, they are recorded as separate items (main components) comprising the property and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated income statement under the heading “Other operating income/ (expenses).”

ii.   Subsequent costs

Expenditure on maintenance and repairs of a property and equipment item is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Organization for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

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

F - 24    IFRS – International Financial Reporting Standards – December 2012

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

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associated companies is included in the carrying amount of the investment. See Note 2(a)(ii). When the difference between the cost of acquisition and the Organization’s share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

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

     Bradesco           F - 25

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

F - 26    IFRS – International Financial Reporting Standards – December 2012

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

Assets, which are subject to amortization, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess of the assets or its cash generating unit (CGU) carrying amount over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of an asset’s fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGU’s that are expected to benefit from the synergies of the combination.

     Bradesco           F - 27

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. When assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGU’s on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGU’s) and then to reduce the carrying amount of the other assets in the CGU (group of CGU’s) on a pro rata basis.

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

The provisions were established by Management taking into account the opinion of their legal advisors, nature of the actions, similarity with previous suits, complexity and positioning of the Courts, whenever there is a probable loss.

Contingent liabilities are disclosed if there is a possible future obligation resulting from past events or if there is a present obligation resulting from a past event.

Contingent assets are recorded only when there are real guarantees or favorable and non-appealable court decisions, and when the gain is considered to be virtually certain. The contingent assets for which the expectation of the outcome is favorable are only disclosed in the financial statements, when material.

F - 28    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

o)      Classification of insurance contracts and investments

An insurance contract is a contract in which the Organization accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific uncertain future event adversely affects the policy holder. Reinsurance contracts are also treated from the perspective of insurance contracts by transferring significant insurance risk. Contracts classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial instruments in accordance with IAS 39.

p)      Insurance and pension plan technical provisions

i.    Property damage

The provision for unearned premiums (PPNG) is calculated on a pro-rata die basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts. The assignment of the corresponding provision to the estimate of current risks relating to policies not yet issued is constituted in the PPNG-RVNE.

The provision for claims to settle (PSL) is established based on the estimated claims paid, taking into account all administrative and judicial claims on the reporting date and the related costs such as expenses for claim adjustments and legal fees, among others.

Constitution of provision for incurred but not reported losses (IBNR) is based on incurred but not paid losses (IBNP) deducted from PSL balance on the calculation base date. To calculate IBNP, the final estimate of incurred and not paid losses is calculated on the basis of a half-yearly run-off triangle that considers the historic development of losses paid over the last 14 semesters to establish a future projection per occurrence period.

IBNR provision related to retroceding operations was constituted on the basis of amounts informed by IRB - Brasil Resseguros S.A.

Provision for premium insufficiency (PIP) should be constituted upon the determination of a deficit in PPNG related to current risks to cover expected indemnities and related future expenses. For the base date, no constitution was considered necessary.

Other provisions correspond to extended warranty operation during the manufacturer’s warranty period and the Provision for Administrative Expenses (PDA) derived from DPVAT insurance operations.

ii.   Insurance for people, except individual life

The provision for unearned premiums (PPNG) is calculated on a pro-rata day basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and includes an estimate for the current risks relating to policies not yet issued (RVNE).

The provision for premium deficiency (PIP) is made to cover any differences between the expected present value of indemnities and related future costs and the expected present value of future premiums. The provision is calculated on an actuarial basis and takes into account the biometric AT-2000 Male for men and AT-2000 Female for women, improvement of 1.5% per year, specific decreasing rates for other risk coverage deducted from the real interest rate of 3.5% per year (4% until August 2012).

     Bradesco           F - 29

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

Constitution of provision for incurred but not reported losses (IBNR) is based on incurred and not paid losses (IBNP) deducted from PSL balance on the calculation date base. To calculate IBNP, the final estimate of incurred and not paid losses is calculated on the basis of a half-yearly run-off triangle that considers the historic development of losses paid over the last 14 semesters to establish a future projection per occurrence period.

The provision for unsettled claims (PSL) considers all the reports of claims received until the reporting date and the related costs, such as expenses with the regulation of claims, and judicial fees by decree, among others. The provision is restated monetarily and includes all of the known claims under judicial review.

iii. Individual life insurance, excluding the insurance of variable contribution with survival coverage (VGBL)

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

Constitution of provision for incurred but not reported losses (IBNR) is based on incurred and not paid losses (IBNP) deducted from PSL balance on the calculation date base. To calculate IBNP, the final estimate of incurred and not paid losses is calculated on the basis of a half-yearly run-off triangle that considers the historic development of losses paid over the last 14 semesters to establish a future projection per occurrence period.

The provision of unsettled benefits (PBR) considers all of the reported claims received until the reporting date and the related costs, such as expenses with the regulation of claims, and judicial fees by decree, among others. The provision is restated monetarily and includes all of the known claims under judicial review.

F - 30    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iv. Health

For the health sector, the provision for unsettled claims (PSL) was measured, as the base of the reported claims received until the reporting date including judicial claims and related costs.

For the portfolio of individual health plans, with respect to coverage of five-year remission for the policy holder’s dependents in case of his/her death, the mathematic provision of benefits to be granted (PMBaC) is constituted, the calculation methodology of which takes into consideration, in addition to the discount rate of 5.5% per year used until August 2012 and 4% per year after that date, the expected permanence of insured persons in the plan until their withdrawal for death, and thereafter, the costs related to the permanence of dependents in the plan for five years without the corresponding payment of premiums

The provision for benefits granted (PMBC) from the individual health plan portfolio is made up of liabilities resulting from contractual remission clauses of health assistance coverage payments, based on the present value of future estimated expenses with health assistance costs of the dependents of deceased policyholders.

The other provisions are constituted, for the individual health portfolio, to cover the resulting differences between the expected present value of indemnities and related future costs and the expected present value of future premiums considering a discount rate of 5.5% per year used until August 2012 and 4% per year thereafter.

v.   Operations with DPVAT Insurance

DPVAT insurance operations, including their respective technical provisions, are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

vi. Open pension plan and life insurance of variable contribution with survival coverage (VGBL)

The provision for unexpired risks (PRNE) is calculated on a pro-rata day basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and considers estimates of current risks that have yet to be issued (RVNE).

The mathematic provisions for benefits to be granted (PMBaC) refer to participants whose benefits have not started yet. In pension plans known as “traditional” with characteristic of defined benefit, provision represents the difference between the current value of future benefits and the current value of future contributions corresponding to obligations assumed in the form of retirement, disability, pension and savings plans. Provision is calculated according to methodologies and assumptions established in the actuarial technical note of each product.

Mathematical provisions for benefits to be granted related to long term life insurance and pension plans (VGBL and PGBL) represent the total amount of contributions made by participants, net of charges and other contractual fees, plus financial yield generated through the investment of resources in investments funds through quotas in specially recorded investment funds (FIEs).

The provision for redemptions and other unsettled values (PROVR) comprises the values referring to the unsettled redemptions, to the premium returns and to the portability requested and still not transferred to the receiving entity.

     Bradesco           F - 31

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The mathematical provision for benefits granted (PMBC) refers to participants that receive benefits and corresponds to the current value of future obligations for the continued payment of benefits. Provision is calculated according to the methodology and assumptions, such as mortality and interest rate, established in actuarial technical notes of each product

The provision for insufficient contributions (PIC) is recorded to meet occasional unfavorable variations in technical risks taken on in the mathematical provision for benefits to be granted and the mathematical provision for benefits granted, considering a greater tendency of survival among participants. In the plans with survival risk, the provision is calculated actuarially and takes into consideration the biometric table AT-2000 Male (smoothed) for men and AT-2000 Female (smoothed) for women, improvement of 1.5% a year and real interest rate of 3.5% a year from August, 2012 (4% until July, 2012). In the plans with risk of survival of disabled the provision takes into account the biometric table AT-49 Male and the real interest rate of 3.5% a year from August, 2012 (4% until July, 2012). Improvement is a technique that restates the table of survival automatically, considering the increase expected of the future survival.

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

The provision of unsettled benefits (PBR) considers all of the reported claims received until the reporting date and the related costs, such as expenses with the regulation of claims, and judicial fees by decree, among others. The provision is restated monetarily and includes all of the known claims under judicial review.

vii.   Liability Adequacy Test (LAT)

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

To conduct this test, the Organization uses actuarial methods that consider the estimated present value of all future cash flows, including expenses to settle claims from actuarial premises on the date the test is conducted. In the test, contracts are grouped by similar risk or by whether the insurance risk is co-managed by Management.

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

F - 32    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The discount rates used to bring the projected flows to present value are risk-free forward rates, corresponding to the guarantees offered for each product.

If any insufficiency is detected, the Organization must record it as an expense in the consolidated statement  of income for the year and establish additional provisions for the insurance losses already recorded on the test base date.

The result of the adequacy test does not show insufficiency regarding technical provisions.

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

The PGBL is managed by the subsidiaries Bradesco Vida e Previdência S.A..

Contributions from employees and management are equal to 4% of their salaries except for those participants who, in 2001, opted to migrate from a defined benefit plan to the PGBL, and whose contributions were maintained at the same level as the defined benefit plan at the time it was transferred, always in compliance with the minimum of 4% of the salary.

Contribution obligations for defined contribution pension plans are recognized as expenses in profit or loss as incurred. Once the contributions are paid, Bradesco, in the capacity of employer, has no obligation to make any additional payment.

     Bradesco           F - 33

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

ii.   Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and the plans are calculated separately for each plan, estimating the future benefit that the employees have earned in return for their service during the current and prior periods. The benefit is discounted to determine its present value and any unrecognized past service costs and fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on “AA” credit rated bonds, which have maturity dates approximating the terms of the Organization’s obligations. The calculation is made by an actuary, using the projected unit credit method.

To determine the net amount in the consolidated statement of financial position, any actuarial gains and losses that have not been recognized because of application of the “corridor” approach described below are added or deducted, as appropriate an unrecognized past service costs are deducted.

The Organization recognizes a portion of actuarial gains and losses that arise in calculating the Organization’s obligation in respect of a plan in profit or loss over the expected average remaining working lives of the employees participating in the plan. To the extent that any unrecognized and cumulative actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation or the fair value of the plan’s assets, the amount is recognized in the consolidated statement  of income over the estimated remaining time of service of the participating employees. Otherwise the actuarial gain or loss is not recognized.

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

F - 34    IFRS – International Financial Reporting Standards – December 2012

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

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value if they have not won in the draw.  These products are regulated by the insurance regulator in Brazil; however, do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities in accordance with IAS 39.

The mathematical provision for redemptions is calculated for each active or suspended security, during the term expected in the general conditions of bond.

The mathematical provision for redemptions are calculated by the values of the matured securities and also by the values of the securities which are not yet mature, but have had their redemption request anticipated by the clients. The provisions are restated monetarily based on the indexes established in each bond.

The provisions for draws to be held and settled are calculated to cover the premiums originating from the future draws (still not held) and also to the premiums originating from the draws in which the clients have been selected (to pay).

t)       Interest

Interest income and expenses are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Organization estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

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

     Bradesco           F - 35

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

v)      Insurance income

The income and expense are recognized on an accrual basis.

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

Revenues and expenses related to DPVAT insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted and retroceding co-insurance operations are recorded on the basis of information received from fellow insurers and IRB - Brasil Resseguros S.A., respectively.

Reinsurance operations with IRB Brasil Resseguros S.A. are recorded on the basis of operational and financial operations informed by IRB, while operations with other reinsurers are recorded on the basis of rendering of accounts subject to reinsurers’ analysis. Deferment of assigned reinsurance premiums is made consistently with the related insurance premium and/or reinsurance agreement.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

Income from management fees paid by specially constituted investment funds are recognized as income on an accrual basis at contractually determined rates.

Brokers’ commissions and other selling expenses of pension plans and life insurance are deferred and then amortized on a straight-line basis over the term of the policy. Other expenses as to enrollments related to health are deferred and then amortized using the straight-line method over twelve months.

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

F - 36   IFRS – International Financial Reporting Standards – December 2012

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

•                temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

•                taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

In determining the amount of current and deferred tax the Organization takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The organization believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Organization to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made.

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

x)        Segment reporting

Information for operating segments is consistent with the internal reports provided to the management’s decision-making process. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, leasing, international bank operations, investment banking and private banking.

     Bradesco           F - 37

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

iv.    Capital transactions

Capital transactions are transactions between partners qualified as investment owners. These transactions modify the equity held by the controlling shareholder in a subsidiary. Since there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in equity.

3)     Risk Management

Risk-management structure

Our risk-management structure consists of Statutory and Executive Committees, which assist in the strategic decision-making by the organization's Board of Directors and Executive Officers.

F - 38    IFRS – International Financial Reporting Standards – December 2012

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

Counterparty’s Credit Risk

The counterparty credit risk to which the Organization is exposed includes the possibility of losses due to the non-compliance by counterparties with the obligations relating to the settlement of operations involving financial asset trading, including the settlement of derivative financial instruments. Counterparty credit risk also includes the risk related to a downgrade in the counterparty’s credit standing.

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

     Bradesco           F - 39

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

All business proposals are subject to the Organization’s operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Organization, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about assignment of limits or operations proposed by business areas, previously analyzed and with approval from the Credit Department. According to the financial amount, operations/limits proposed, after obtaining a favorable opinion from this Committee, may be submitted for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters to provide indispensable information for analysis and granting of loans, in addition to the follow-up of the granted loans, thereby minimizing the risks inherent to the operations.

The Organization has exclusive Credit and Behavior Scoring systems for the assignment of mass loans in the Retail segment, meant to provide greater speed and reliability, while standardizing the procedures for loan analysis and approval.

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

F - 40    IFRS – International Financial Reporting Standards – December 2012

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

     Bradesco           F - 41

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

Pointing out the risk situations that could result in the customers' ability to honor its obligations as contracted, the credit risk control area provides daily reports, to the branches, business segments, as well as the lending and loan recovery areas. This system provides timely information of customers about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of the past and current information, highlighting points requiring a more in-depth analysis by managers.

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

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments.

	R$ thousand
	December 31
	2012	2011
Cash and balances with banks	59,992,777	93,777,577
Derivative financial instruments	3,222,631	955,912
Loans and advances to banks	92,821,233	72,663,890
Loans and advances to customers	289,690,122	263,521,615
Other financial assets	294,502,309	237,166,083
Total items recorded in the balance sheet	740,229,072	668,085,077
Total items not recorded in the balance sheet (Note 42)	203,688,081	180,842,424
Total risk exposure	943,917,153	848,927,501

F - 42    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization's maximum credit risk exposure was R$ 943,917,153 thousand in 2012, which was a 11.2% increase from 2011.

Of this exposure, R$ 59,992,777 thousand, which is 6.36% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

In relation to the “Other financial assets” item totaling R$ 294,502,309  thousand, representing approximately 31.2% of the exposure, which largely consists of financial assets that, being Brazilian government bonds, have relatively low credit risks that, and are recorded at their market value.

In 2012, items not recorded in the consolidated statement of financial position (recorded in memorandum accounts) amounted to R$ 203,688,081  thousand  (2011 - R$ 180,842,424  thousand), reaching a level of 21.6% (2011 - 21.3%) of total exposure.

The following provides a detailed analysis of other exposures subject to credit risk totaling  R$ 385,733,986  thousand, representing 40.9% of the total exposure, including derivatives (R$ 3,222,631  thousand), loans and advances to credit institutions (R$ 92,821,233 thousand) and clients (R$ 289,690,122  thousand).

Derivative Financial Instruments

	R$ thousand
	December 31
	2012	2011
Traded in the stock exchange	209,098	4,249
OTC contract	3,013,533	951,663
Total	3,222,631	955,912

In relation to derivatives, 93.5% of the total, refers to over-the-counter contracts, most of them involving counterparties assessed to have "low credit risk" by the Organization's internal procedures, so these derivatives do not have significant credit risk exposure.

Loans and advances to banks

We present below the portfolio of loans and advances to banks as rated internally by the Organization:

	R$ thousand
	December 31
	2012	2011
Low risk	92,679,931	72,663,890
Medium risk	141,302	-
High risk	-	-
Total	92,821,233	72,663,890

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

Loans and advances to credit institutions are not rated as due or impaired. In addition, the portfolio has no debt-rescheduling history.

     Bradesco           F - 43

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loans and advances to customers

The loans and advances to customers are classified as:

•         Neither past due nor impaired.

•         Past due but not impaired.

•         Impaired, including loans and advances classified as impaired and loans and advances that are analyzed individually for loss.

The Organization’s loans and advances to customers are classified as “impaired” when they: (a)  delinquent more than 90 days, (b) have incurred a loss, (c) have been renegotiated in a manner that grants a concession to the borrower that we would not otherwise consider, (d) have been reclassified as a higher risk level, and/or (e) have been subject to bankruptcy events (declared bankruptcy, or application, or grant, or approval by judicial or extrajudicial authority).

	R$ thousand
	December 31
	2012	2011
Neither past due nor impaired (i)	253,919,964	230,869,648
Past due but not impaired (ii)	6,870,676	6,352,829
Impaired (iii)	28,899,482	26,299,138
Total loans and advances to customers	289,690,122	263,521,615
Impairment of loans and advances	(20,037,694)	(17,646,666)
Net amount	269,652,428	245,874,949

The portfolio of loans and advances to customers grew by 9.9% from 2012 to 2011.

(i)        Loans and advances to customers neither past due nor impaired

	R$ thousand
	December 31
	2012	2011
Low risk	247,191,716	226,629,368
Medium risk	5,893,756	3,675,521
High risk	834,492	564,759
Total	253,919,964	230,869,648

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

The loans and advances to customers assessed to be neither past due nor impaired totaled R$ 253,919,964 thousand in 2012.

Of the total transactions, 97.4% were classified as low risk.

(ii)      Loans and advances to customers past due but not impaired

We present below the analysis by number of days past due of the contracts for loans and advances which were not marked as impaired in the collective analysis and which are not impaired based on the individual analysis.

F - 44    IFRS – International Financial Reporting Standards – December 2012

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

The individually material loans and advances may be presented in this category when, based on the individual analysis its not necessary to record an individual impairment loss and, accordingly, the asset is then subject to collective loss analysis.

	R$ thousand
	December 31
	2012	2011
Past due up to 60 days	5,767,086	5,401,445
Overdue between 61 and 90 days	1,044,112	920,843
Overdue for more than 90 days	59,478	30,541
Total	6,870,676	6,352,829

The previous table presents the loans and advances that, despite a certain delay in payment, do not present any indication of impairment. This amount comprises 2.4% of the portfolio in both 2012 and 2011.

(iii)     Loans and advances to customers impaired

	R$ thousand
	December 31
	2012	2011
Portfolio not yet due	12,192,312	11,126,234
Past due up to 60 days	3,238,022	3,155,675
Overdue between 61 and 90 days	1,463,613	1,356,916
Overdue for more than 90 days	12,005,535	10,660,313
Total	28,899,482	26,299,138

Loans and advances to customers impaired reached R$ 28,899,482 thousand and accounted for 10.0% of the total portfolio in 2012 (10.0% in 2011).

     Bradesco           F - 45

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

By category

The following table presents the loans and advances by category that are impaired:

	R$ thousand
	December 31
	2012	2011
Credit card	4,405,268	4,282,203
Personal credit	4,276,993	3,945,625
Vehicles – CDC (Direct consumer credit)	4,075,453	3,471,296
Working capital	3,643,822	2,765,937
Onlending BNDES/FINAME	1,257,241	1,078,121
Leasing	1,193,581	1,743,897
Housing loans	793,113	577,885
Financing and export	627,616	498,236
Rural loans	595,879	780,236
Overdraft facilities	564,521	521,851
Guaranteed account	334,724	331,784
Others	7,131,271	6,302,067
Total	28,899,482	26,299,138

Renegotiated loans and advances

The total balance of “Loans and advances to customers impaired” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, writing off part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client’s actual payment capacity.

The following table shows changes made to and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	December 31
	2012	2011
Renegotiated loans and advances at the beginning of the year	8,658,167	6,911,604
Additional renegotiated amounts, including interest	8,570,769	7,800,419
Payments received	(3,965,199)	(3,559,407)
Write-offs	(3,619,822)	(2,494,449)
Renegotiated loans and advances at the end of the year	9,643,915	8,658,167
Impairment of loans and advances	(6,504,198)	(5,521,460)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	3,139,717	3,136,707

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	67.4%	63.8%
Total renegotiated loans and advances as a percentage of the total loan portfolio	3.3%	3.3%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	1.2%	1.3%

F - 46    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due.  From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the customer’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in off-balance sheet accounts, as well as any gains from renegotiations, are recognized only when received.

Concentration of credit risk in loans and advances

	R$ thousand
	December 31
	2012	2011
Largest borrower	0.9%	0.9%
Ten largest borrowers	5.2%	5.2%
Twenty largest borrowers	8.1%	8.6%
Fifty largest borrowers	12.9%	14.0%
Hundred largest borrowers	16.9%	18.1%

There was a reduction of concentration levels in 2012 compared to 2011, between twenty, fifty and hundred largest borrowers.

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	R$ thousand
	December 31
	2012	2011
Public sector	423,180	1,046,107
Federal	260,544	764,524
State	162,636	281,583
Private sector	289,266,942	262,475,508
Individuals	113,742,566	100,432,908
Industry	54,187,104	52,582,415
Commerce	45,315,607	43,018,181
Services	72,447,760	63,025,931
Agribusiness	3,573,905	3,416,073
Total portfolio	289,690,122	263,521,615
Impairment of loans and advances	(20,037,694)	(17,646,666)
Total of net loans and advances to customers	269,652,428	245,874,949

The portfolio's breakdown by sector of economic activity showed variations in the shares of these sectors. Note the increased share of “individuals” and “services”.

     Bradesco           F - 47

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

For individually significant clients showing specific objective evidences impairment loss is estimated individually, taking into account the future cash flows expected from each client, including the realization of guarantees associated with operations.

For individually non-significant clients showing specific objective evidence, loss from the reduction of recoverable amount is estimated according to a model based on the Organization’s historical experience.

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

Loss Identification Period (LIP): interim period between the occurrence of the loss event in groups of collectively evaluated financial assets, significant and non significant, and its identification by the institution as an impairment.

Write-offs

Credits are written off in the consolidated statement of financial position against impairment of loans and advances when they are considered uncollectible or a permanent loss. Credit operations are written off when they are overdue for 180 to 360 days. However, credit operations with original terms beyond 36 months are written off when they are overdue for 360 to 540 days.

F - 48    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Mitigation

Potential credit losses are mitigated by several types of collateral formalized through legal instruments such as conditional transfer with retained ownership, mortgages, or through third-party guarantees. The efficacy of these instruments is reviewed in terms of time required for recovery and realization of assets provided as guarantees, their market value, guarantor counterparty risk, and legal security of contracts. The principal types of collateral are time deposits; financial applications and securities; residential and commercial properties; movable property such as vehicles, aircraft, machinery and equipment; collateral may include commercial invoices, checks and credit card bills. Sureties include in particular bankers' guarantees and letters of credit.

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

We present below the credit derivative transactions:

	R$ thousand
	Value of credit risk
	December 31
	2012	2011
Transferred
Credit Default Swaps, the underlying assets of which include:
● Bonds and securities - Brazilian public debt securities	(265,655)	(543,982)
● Derivatives held by companies	(4,087)	(3,752)
Received
Credit Default Swaps, the underlying assets of which include:
● Bonds and securities - Brazilian public debt securities	-	778,457
● Derivatives held by companies	6,131	5,627
Total	(263,611)	236,350
Deposited margin	5,109	4,690

Bradesco carries out operations involving credit derivatives in order to better manage its risk exposure and assets. The contracts related to the credit derivative transactions described above mature on different dates in 2013. The mark-to-market adjustment of the protection rates, which remunerates the counterparties receiving the risk, totals R$ (332)  thousand (2011 – R$ 826 thousand). During the period, there were no events that, based on the corresponding contracts, could have triggered a credit default.

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

     Bradesco           F - 49

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

In addition to the policy, the Organization has specific rules to regulate the market- and liquidity-risk management process, as follows:

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

•       Use of Derivatives; and

•       Hedging.

Market Risk Management Process

The management process of the market risk is conducted in a corporate, centralized and independent manner; it involves diverse areas, with specific duties in the process, in the measurement and control of market risk. For that reason, the Organization was the first financial institution in Brazil authorized by Central Bank of Brazil to use, from January 2013, its internal market risk models, which were already in force, to calculate regulatory capital. The process, approved by the Board of Directors, is also revalidated annually by the Committees and the Board itself.

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

The following limits are monitored for the Trading Portfolio:

•       Risk;

•       Stress;

•       Income; and

•       Financial Exposure.

F - 50    IFRS – International Financial Reporting Standards – December 2012

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

     Bradesco           F - 51

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

The economic hedge operations entered into by the Treasury Department of Bradesco should, necessarily, eliminate or mitigate risks of mismatches of volumes, terms, currencies or indexers of the positions on the treasury books, using the assets and derivatives authorized for trading in each of the books, in order to:

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

F - 52    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Evolution of the Exposure

This section shows the evolution of financial exposure, the VaR calculated by our internal model and its backtesting, stress analysis, and sensitivity analysis.

Financial Exposure – Trading Portfolio

We have presented below the table showing the financial exposure of the trading Portfolio, including the derivatives, of the Organization:

	R$ thousand
Risk Factors	December 31
	2012		2011
	Assets	Liabilities	Assets	Liabilities
Fixed rate	231,620,621	200,058,048	170,794,858	172,613,428
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	14,311,059	13,581,800	24,427,606	16,552,061
Forex Coupon	3,440,579	7,507,735	6,087,770	9,962,956
Foreign Currency	7,862,049	10,126,565	10,841,088	12,762,036
Variable Income	602,561	415,269	1,036,939	361,491
Sovereign / Eurobonds and Treasuries	8,321,309	7,053,277	11,559,049	14,358,091
Other (*)	1,145,887	55,104	14,684,728	13,873,477
Total at Year-End	267,304,065	238,797,798	239,432,038	240,483,540

(*) Comprise mainly, SELIC (Special System of Settlement and Custody) and CDI (Interbank Deposit Certificate).

Internal VaR Model –Trading Portfolio

The average VaR in 2012, as well as the risk at end of the year increased compared to 2011, mainly reflecting the increase in exposure to the fixed risk factors and to the IPCA / IGP-M, as shown in the following table:

	R$ thousand
Risk Factors	December 31
	2012	2011
Fixed rate	94,956	34,963
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	116,608	82,986
Forex Coupon	11,553	18,352
Foreign Currency	23,641	38,360
Variable Income	9,209	47,040
Sovereign / Eurobonds and Treasuries	19,760	21,902
Others	4,245	48
Correlation / Diversification Effect	(79,700)	(114,819)
VaR at reporting date	200,272	128,832

Average VaR in the year	189,445	81,133
Minimum VaR in the year	82,476	19,749
Maximum VaR in the year	540,027	241,081

     Bradesco           F - 53

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

Its main purpose is to monitor, validate and evaluate the VaR model's adherence and the number of exceptions should be within those of statistical tests and the required level of confidence (99%). The following graph shows VaR and daily results for the last twelve months. In this period, adverse outcomes were higher than estimated on three occasions, so the number of exceptions is within the limits defined by the statistical tests and confidence level of the model adopted, thus showing its consistency.

F - 54    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stress Analysis – Trading Portfolio

In order to estimate any loss not covered by VaR, the Organization makes daily assessments of possible impacts on its positions in stress scenarios for a 20 business day outlook. Thus, considering the effect of diversification between the risk factors, the average estimated possible loss in a stress situation was R$ 1,388,024 thousand in 2012 (2011 – R$ 1,529,674 thousand), and the maximum estimated loss was R$ 2,489,434 thousand (2011 – R$ 2,267,302 thousand).

	R$ thousand
	With diversification (stress situation)		Without diversification (unstressed situation)
	December 31		December 31
	2012	2011	2012	2011
Total at Year-End	1,438,977	1,424,216	2,207,422	2,067,878
Yearly Average	1,388,024	1,529,674	2,087,586	2,204,947
Yearly Minimum	334,096	874,320	852,719	1,598,525
Yearly Maximum	2,489,434	2,267,302	3,346,254	2,813,747

     Bradesco           F - 55

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis

The Trading Portfolio is also daily evaluated using sensitivity analysis to measure the effect of the market and price curves on our positions. In addition, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolios) is conducted on a quarterly basis. It is important to highlight the impacts of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization. This is because a part of the loan operations in the Banking Portfolio is funded by demand deposits and/or savings deposits, which serve as a natural hedge against any interest rate fluctuations; and interest rate fluctuations do not have a material impact in the Organization’s results, since the intention is to hold the loan operations until their maturity.

		R$ thousand
		Trading & Banking Portfolios (1)
		December 31, 2012			December 31, 2011
Risk Factors	Definition	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(11,099)	(2,128,929)	(4,115,092)	(6,277)	(1,568,110)	(2,971,275)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(22,273)	(1,902,223)	(3,448,019)	(11,480)	(1,422,256)	(2,590,408)
FX Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(661)	(58,363)	(109,978)	(438)	(40,667)	(79,234)
Foreign Currency	Exposures subject to the FX variation	(11,347)	(164,807)	(305,127)	(11,171)	(279,274)	(558,549)
Variable Income	Exposures subject to the variation of share prices	(19,079)	(469,601)	(934,884)	(19,096)	(477,394)	(954,788)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(1,115)	(44,355)	(87,136)	(1,989)	(27,072)	(54,338)
Others	Exposures that do not match the previous definitions	(82)	(2,056)	(4,112)	(66)	(1,644)	(3,288)
Total without correlation (2)		(65,656)	(4,770,334)	(9,004,348)	(50,517)	(3,816,417)	(7,211,880)
Total with correlation (2)		(36,642)	(3,712,361)	(6,979,548)	(31,594)	(2,773,835)	(5,210,427)

(1)      Values net of taxes; and

(2)      “With correlation” considers the impact that each variable has on the other variable.

F - 56    IFRS – International Financial Reporting Standards – December 2012

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

		R$ thousand
		Trading Portfolio (1)
		December 31, 2012			December 31, 2011
Risk Factors	Definition	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(1,596)	(300,144)	(577,467)	(750)	(186,845)	(361,825)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(2,864)	(256,727)	(489,707)	(2,258)	(292,015)	(560,960)
FX Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(649)	(55,701)	(104,875)	(596)	(54,802)	(106,992)
Foreign Currency	Exposures subject to the FX variation	(12,312)	(216,083)	(418,084)	(10,255)	(256,370)	(512,739)
Variable Income	Exposures subject to the variation of share prices	(1,537)	(31,882)	(60,427)	(3,940)	(98,511)	(197,023)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(1,001)	(41,733)	(81,194)	(1,985)	(25,277)	(50,144)
Others	Exposures that do not match the previous definitions	(49)	(1,232)	(2,464)	-	(16)	(32)
Total without correlation (2)		(20,008)	(903,502)	(1,734,218)	(19,784)	(913,836)	(1,789,715)
Total with correlation (2)		(13,585)	(580,483)	(1,111,507)	(13,270)	(512,229)	(995,375)

(1)    Values net of taxes; and

(2)    “With correlation” considers the impact that each variable has on the other variable.

     Bradesco           F - 57

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensitivity analyses were prepared based on the scenarios for the respective dates, always considering the market information at the time and scenarios that have a negative impact on our positions.

Scenario 1: Based on the market information (BM&FBovespa, Anbima, etc.), stresses were applied of 1 base point for interest rates and a 1% variation for prices. For example: in the scenario applied on the positions at December 31, 2012 the exchange rate Real/Dollar was R$ 2.06  (December 31, 2011 – R$ 1.88). For the scenario of interest, the 1-year fixed rate applied on the positions at December 31, 2012 was 7.15% p.a. (December 31, 2011 – 10.06% p.a.).

Scenario 2: Stresses of 25% were calculated based on the markets. For example: in the scenario applied on the positions at December 31, 2012 the exchange rate Real/Dollar was R$ 2.55  (December 31, 2011 – R$ 2.33). For the scenario of interest, the 1-year fixed rate applied on the positions at December 31, 2012 was 8.92% p.a. (December 31, 2011 – 12.56% p.a.). The scenarios for the other risk factors also represent a stress of 25% in the respective curves or prices.

Scenario 3: Stresses of 50% were calculated based on the markets. For example: in the scenario applied on the positions at December 31, 2012, the exchange rate Real/Dollar was R$ 3.06 (December 31, 2011 – R$ 2.80). For the scenario of interest, the 1 year fixed rate applied on the positions at December 31, 2012 was 10.71% p.a. (December 31, 2011 – 15.07% p.a.). The scenarios for the other risk factors also represent a stress of 50% in the respective curves or prices.

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

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to lay down the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. The policy and controls established fully comply with CMN Resolution 4,090/12.

As part of the criteria and procedures approved, the Organization establishes the minimum daily liquidity reserve and the types of assets eligible for making up the resources available. It also establishes the instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case.

F - 58    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Control and Monitoring

The liquidity risk management process is conducted by the Treasury Department based on the positions provided by the back-office area, which is responsible for providing the necessary information to the management and for monitoring the compliance with the limits established. The Integrated Risk Control Department is responsible for the methodology for measuring the minimum liquidity reserve, controlling the limits established according to currency and type of company (including non-financial firms), reviewing the policies, rules, criteria and procedures, and conducting studies for new recommendations.

The liquidity risk is monitored at the Treasury Executive Committee, who controls liquidity reserves, with mismatches in maturities and currencies. The monitoring is also conducted by the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

Internal Communication

In the process of liquidity risk management, reports are distributed daily to the areas involved in management and control, as well as to the Management. This process comprises several analysis instruments used to monitor the liquidity, such as:

•       daily distribution of the instruments of liquidity control;

•       automatic updates of liquidity reports during the day to assist in proper management by the Treasury Department;

•       development of reports of past and future transactions based on scenarios;

•       daily verification of compliance with the minimum level of liquidity; and

•       weekly reports for the Executive Board about the behavior of liquidity and expectations for the future.

The reports are complemented with an alert system which determines the addressees of the risk reports according to the percentage usage of limits, and therefore the higher risk limit consumption, the higher number of Senior Management members receive the reports.

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

	R$ thousand
	December 31, 2012
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	100,654,888	19,270,027	61,332,024	46,647,675	6,535,820	234,440,434
Deposits from customers	120,999,436	7,339,298	17,794,436	73,168,644	1,183,150	220,484,964
Funds from securities issued	6,166,986	4,839,452	23,097,132	23,456,455	781,037	58,341,062
Subordinated debt	331,407	500,173	1,888,804	19,588,044	29,659,710	51,968,138
Total liabilities	228,152,717	31,948,950	104,112,396	162,860,818	38,159,717	565,234,598

     Bradesco           F - 59

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

F - 60    IFRS – International Financial Reporting Standards – December 2012

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

	R$ thousand
	December 31, 2012
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	219,816	28,204	196,946	606,202	801,822	1,852,990
Non-deliverable forwards	2,448,427	45,998	114,156	6,593	-	2,615,174
• Purchased	439,417	43,314	45,978	6,370	-	535,079
• Sold	2,009,010	2,684	68,178	223	-	2,080,095
Premiums of options	122,177	1,192	11,637	1,996	-	137,002
Total of derivative liabilities	2,790,420	75,394	322,739	614,791	801,822	4,605,166

	R$ thousand
	December 31, 2011
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	148,506	45,594	57,298	305,596	224,566	781,560
Non-deliverable forwards	104,930	122,259	13,777	4,724	-	245,690
• Purchased	4,009	9,263	4,778	1,599	-	19,649
• Sold	100,921	112,996	8,999	3,125	-	226,041
Premiums of options	6,730	17,642	9,195	3,294	-	36,861
Total of derivative liabilities	260,166	185,495	80,270	313,614	224,566	1,064,111

     Bradesco           F - 61

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	December 31, 2012
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	59,992,777	-	-	-	-	-	59,992,777
Financial assets held for trading	28,613,415	5,238,445	2,215,141	40,735,254	23,626,185	11,411,127	111,839,567
Financial assets available for sale	18,411,205	706,356	517,265	11,011,326	45,390,233	5,524,463	81,560,848
Investments held to maturity	2,003	9,239	-	220,643	3,483,788	-	3,715,673
Assets pledged as collateral	14,472,932	60,287,471	1,019,023	19,656,101	10,697,772	-	106,133,299
Loans and advances to banks	50,283,971	26,825,756	5,088,339	10,621,724	1,443	-	92,821,233
Loans and advances to customers	37,725,170	71,775,553	43,464,674	98,750,891	17,936,140	-	269,652,428
Other financial assets (1)	20,699,966	178,997	211,486	8,796,320	343,539	-	30,230,308
Total financial assets	230,201,439	165,021,817	52,515,928	189,792,259	101,479,100	16,935,590	755,946,133

Liabilities
Deposits from banks	98,782,462	62,974,342	14,122,292	40,917,101	4,030,091	-	220,826,288
Deposits from customers (2)	122,542,557	14,323,104	10,054,554	63,126,416	724,679	-	210,771,310
Financial liabilities held for trading	2,790,513	182,250	202,157	486,821	388,241	-	4,049,982
Funds from securities issued	3,460,972	14,697,409	12,119,875	20,669,467	604,370	-	51,552,093
Subordinated debt	195,661	549,640	1,396,680	13,523,640	19,186,093	-	34,851,714
Insurance technical provisions and pension plans (2)	91,388,794	2,011,060	491,703	24,877,163	-	-	118,768,720
Other financial liabilities (3)	29,568,300	4,903,276	2,987,675	600,633	-	-	38,059,884
Total financial liabilities	348,729,259	99,641,081	41,374,936	164,201,241	24,933,474	-	678,879,991

F - 62    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2011
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	93,777,577	-	-	-	-	-	93,777,577
Financial assets held for trading	30,919,375	1,576,150	8,971,911	32,801,491	12,882,763	9,445,387	96,597,077
Financial assets available for sale	104,860	93,328	556,850	2,597,840	36,938,973	4,956,547	45,248,398
Investments held to maturity	607,926	-	125,886	207,601	3,169,574	-	4,110,987
Assets pledged as collateral	27,582,634	33,650,523	422,925	26,371,642	9,094,356	-	97,122,080
Loans and advances to banks	50,031,083	9,026,976	1,679,629	11,894,106	32,096	-	72,663,890
Loans and advances to customers	35,661,204	67,729,071	39,982,240	87,353,692	15,148,742	-	245,874,949
Other financial assets (1)	17,103,138	371,749	113,665	7,598,272	247,408	-	25,434,232
Total financial assets	255,787,797	112,447,797	51,853,106	168,824,644	77,513,912	14,401,934	680,829,190

Liabilities
Deposits from banks	105,430,313	21,549,272	14,475,429	58,745,664	4,089,498	-	204,290,176
Deposits from customers (2)	105,721,822	13,788,522	11,507,322	84,284,286	1,018,986	-	216,320,938
Financial liabilities held for trading	204,584	183,418	76,070	176,072	107,066	-	747,210
Funds from securities issued	335,483	6,121,755	8,033,030	26,233,251	907,450	-	41,630,969
Subordinated debt	103,973	2,788,605	4,616,848	5,590,898	13,809,767	-	26,910,091
Insurance technical provisions and pension plans (2)	75,346,103	1,697,496	475,194	21,593,528	-	-	99,112,321
Other financial liabilities (3)	21,688,175	5,333,322	2,481,319	429,741	-	-	29,932,557
Total financial liabilities	308,830,453	51,462,390	41,665,212	197,053,440	19,932,767	-	618,944,262

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

     Bradesco           F - 63

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, on the reporting date:

	R$ thousand
	December 31, 2012
	Current	Non-current	Total
Assets
Total financial assets	447,739,184	308,206,949	755,946,133
Non-current assets held for sale	532,898	164	533,062
Investments in associated companies	-	2,754,998	2,754,998
Property and equipment	-	4,532,355	4,532,355
Intangible assets and goodwill	-	7,755,665	7,755,665
Taxes to be offset	853,965	4,492,728	5,346,693
Deferred income tax assets	-	17,983,558	17,983,558
Other assets	3,550,772	2,783,463	6,334,235
Total non-financial assets	4,937,635	40,302,931	45,240,566
Total assets	452,676,819	348,509,880	801,186,699

Liabilities
Total financial liabilities	489,745,276	189,134,715	678,879,991
Other provisions	1,147,957	19,899,236	21,047,193
Current income tax liabilities	3,354,128	-	3,354,128
Deferred income tax liabilities	-	3,091,667	3,091,667
Other liabilities	22,705,285	762,045	23,467,330
Total non-financial liabilities	27,207,370	23,752,948	50,960,318
Total equity	-	71,346,390	71,346,390
Total liabilities and equity	516,952,646	284,234,053	801,186,699

	R$ thousand
	December 31, 2011
	Current	Non-current	Total
Assets
Total financial assets	420,088,700	260,740,490	680,829,190
Non-current assets held for sale	444,811	540	445,351
Investments in associated companies	-	2,390,466	2,390,466
Property and equipment	-	4,267,218	4,267,218
Intangible assets and goodwill	-	7,216,697	7,216,697
Taxes to be offset	449,459	4,123,468	4,572,927
Deferred income tax assets	-	17,093,388	17,093,388
Other assets	4,232,501	1,039,154	5,271,655
Total non-financial assets	5,126,771	36,130,931	41,257,702
Total assets	425,215,471	296,871,421	722,086,892

Liabilities
Total financial liabilities	401,958,055	216,986,207	618,944,262
Other provisions	1,153,356	16,773,094	17,926,450
Current income tax liabilities	2,595,660	163,318	2,758,978
Deferred income tax liabilities	-	2,246,508	2,246,508
Other liabilities	20,348,345	480,255	20,828,600
Total non-financial liabilities	24,097,361	19,663,175	43,760,536
Total equity	-	59,382,094	59,382,094
Total liabilities and equity	426,055,416	296,031,476	722,086,892

F - 64    IFRS – International Financial Reporting Standards – December 2012

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

     Bradesco           F - 65

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

R$ thousand

December 31, 2012

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	46,012,561	-	3,026	46,015,587
Corporate debt and marketable equity securities	8,320,374	-	27,900,869	36,221,243
Bank debt securities	16,706,498	-	1,779,188	18,485,686
Mutual funds	7,650,252	-	-	7,650,252
Foreign governments securities	244,168	-	-	244,168
Financial assets held for trading	78,933,853	-	29,683,083	108,616,936
Derivative financial instruments	-	3,067,334	155,297	3,222,631
Derivative financial instruments (liabilities)	-	(3,913,211)	(136,771)	(4,049,982)
Derivatives	-	(845,877)	18,526	(827,351)
Brazilian government securities	63,861,957	-	103,509	63,965,466
Corporate debt securities	4,153,080	-	6,754,049	10,907,129
Bank debt securities	890,014	-	-	890,014
Brazilian sovereign bonds	273,776	-	-	273,776
Marketable equity securities and other stocks	5,147,619	-	376,844	5,524,463
Financial assets available for sale	74,326,446	-	7,234,402	81,560,848
Total	153,260,299	(845,877)	36,936,011	189,350,433

R$ thousand

December 31, 2011

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	53,497,751	-	8,289	53,506,040
Corporate debt and marketable equity securities	4,759,124	-	19,692,211	24,451,335
Bank debt securities	9,096,264	-	1,727,199	10,823,463
Mutual funds	6,791,968	-	-	6,791,968
Foreign governments securities	21,951	-	28,141	50,092
Brazilian sovereign bonds	18,267	-	-	18,267
Financial assets held for trading	74,185,325	-	21,455,840	95,641,165
Derivative financial instruments	-	952,676	3,236	955,912
Derivative financial instruments (liabilities)	-	(733,027)	(14,183)	(747,210)
Derivatives	-	219,649	(10,947)	208,702
Brazilian government securities	31,247,291	8,915	78,383	31,334,589
Corporate debt securities	1,569,946	-	5,880,127	7,450,073
Bank debt securities	1,402,650	-	80,215	1,482,865
Brazilian sovereign bonds	24,324	-	-	24,324
Marketable equity securities and other stocks	4,400,135	-	556,412	4,956,547
Financial assets available for sale	38,644,346	8,915	6,595,137	45,248,398
Total	112,829,671	228,564	28,040,030	141,098,265

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

F - 66    IFRS – International Financial Reporting Standards – December 2012

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

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2012 and 2011:

	R$ thousand
	Financial assets held for trading	Net derivatives (1)	Financial assets available for sale	Total
Balance on December 31, 2010	17,926,729	(1,676)	2,776,855	20,701,908
Included in the statement of income and other comprehensive income	2,028,189	(3,475)	670,734	2,695,448
Acquisitions, issuances and sales	1,500,922	(5,796)	2,808,540	4,303,666
Transfer levels	-	-	339,008	339,008
Balance on December 31, 2011	21,455,840	(10,947)	6,595,137	28,040,030
Included in the statement of income and other comprehensive income	2,399,821	(28,828)	1,251,096	3,622,089
Acquisitions, issuances and sales	5,951,615	58,301	(611,831)	5,398,085
Transfer levels	(124,193)	-	-	(124,193)
Balance on December 31, 2012	29,683,083	18,526	7,234,402	36,936,011

(1)  In 2012, the net derivatives included R$ 155,297  thousand of derivative assets and R$ 136,771  thousand of derivative liabilities (2011 – R$ 3,236 thousand of derivative assets and R$ 14,183 thousand of derivative liabilities).

     Bradesco           F - 67

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2012, 2011 and 2010:

	R$ thousand
	Year ended December 31, 2012
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	2,462,474	-	782,702	3,245,176
Net trading gains/(losses) realized and unrealized	(62,653)	(28,828)	468,394	376,913
Total	2,399,821	(28,828)	1,251,096	3,622,089

	R$ thousand
	Year ended December 31, 2011
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	2,152,178	-	669,938	2,822,116
Net trading gains/(losses) realized and unrealized	(123,989)	(3,475)	796	(126,668)
Total	2,028,189	(3,475)	670,734	2,695,448

	R$ thousand
	Year ended December 31, 2010
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	812,377	-	648,528	1,460,905
Net trading gains/(losses) realized and unrealized	(27,367)	(3,621)	850	(30,138)
Total	785,010	(3,621)	649,378	1,430,767

The tables below show the gains/(losses) due to the changes in fair value, including the realized and unrealized gains and losses, recorded in the statement of income for Level 3 assets and liabilities, which were not settled during the years 2012, 2011 and 2010:

	R$ thousand
	Year ended December 31, 2012
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	29,365	(28,828)	537
Total	29,365	(28,828)	537

	R$ thousand
	Year ended December 31, 2011
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	(102,916)	(3,475)	(106,391)
Total	(102,916)	(3,475)	(106,391)

F - 68    IFRS – International Financial Reporting Standards – December 2012

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

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value:

	R$ thousand
	Carrying amount		Fair value
	December 31		December 31
	2012	2011	2012	2011
Financial assets
Held to maturity	3,715,673	4,110,987	6,330,812	5,655,248
Loans and receivables
• Banks (1)	92,821,233	72,663,890	92,821,233	72,663,890
• Customers (1)	269,652,428	245,874,949	271,323,195	245,804,979

Financial liabilities
Deposits from banks	220,826,288	204,290,176	220,691,784	204,226,676
Deposits from customers	210,771,310	216,320,938	210,577,909	216,112,246
Funds from securities issued	51,552,093	41,630,969	51,746,171	41,880,541
Subordinated debt	34,851,714	26,910,091	36,349,149	27,709,424

                  (1)  Amounts of loans and receivables are presented net of the provision for impairment losses.

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

     Bradesco           F - 69

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

F - 70    IFRS – International Financial Reporting Standards – December 2012

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

Where:

Pepr: exposures weighed by the relevant risk weighting factor;

Pjur: the risk of operations subject to interest rate variations;

Pacs: the risk of operations subject to share price variations;

Pcom: the risk of operations subject to commodities prices variations;

Pcam: the risk of exposures to gold, foreign currency and operations subject to foreign exchange variation; and

Popr: amount related to operational risk.

In addition, the Organization is also required to maintain sufficient Reference Equity to face the risk of interest rates of operations not included in the trading portfolio (Banking Portfolio), which is calculated using the EVE (Economic Value Equity) methodology.

     Bradesco           F - 71

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity

Below is detailed financial information based on the consolidated statement of financial position as of December 31, 2012 prepared in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate under Brazilian Central Bank used to calculate the Reference Equity of the Organization under the perspective of Consolidated Financial Entities and Total Economic Financial. However, if the Reference Equity of the Organization was calculated according to numbers prepared under IFRS, the results could be different from that presented.

Calculation base - Capital Adequacy Ratio	R$ thousand
	Consolidated Financial Entities (1)		Consolidated Economic – Financial (2)
	December 31		December 31
	2012	2011	2012	2011
Consolidation Base – Capital Adequacy Ratio	70,047,459	55,581,664	70,047,459	55,581,664
Deduction of deferred charges according to CMN Resolution nº 3,444/07	(120,784)	(167,521)	(211,584)	(248,103)
Deduction of gains/losses from adjustments, at market price, to available-for-sale securities and derivatives according to CMN Resolution nº 3,444/07	(4,228,707)	2,765,034	(4,228,707)	2,765,034
Non-controlling shareholders/others	189,066	186,035	588,194	615,258
Tier I Reference Equity	65,887,034	58,365,212	66,195,362	58,713,853
Sum of gains/losses from adjustments, at market price, to available-for-sale securities and derivatives according to CMN Resolution nº 3,444/07	4,228,707	(2,765,034)	4,228,707	(2,765,034)
Subordinated debt according to CMN Resolution nº 3,444/07	26,637,742	15,630,207	26,637,742	15,630,207
Tier II Reference Equity	30,866,449	12,865,173	30,866,449	12,865,173
Total reference Equity (Tier I + Tier II)	96,753,483	71,230,385	97,061,811	71,579,026
Deduction of borrowing instruments according CMN Resolution nº 3,444/07	(128,153)	(103,484)	(128,153)	(103,484)
Reference Equity	96,625,330	71,126,901	96,933,658	71,475,542

(1)   Includes financial institutions authorized to operate under Brazilian Central Bank that are consolidated; and

(2)   Includes all consolidated and proportionate consolidated entities.

F - 72    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Required Reference Equity (PRE)

Below is the evolution of the capital requirement to the Financial and Consolidated Economic and Financial Conglomerate under a standardized approach:

Capital Requirement	R$ thousand
	Consolidated Financial Entities		Consolidated Economic – Financial
	December 31		December 31
	2012	2011	2012	2011
Credit risk	55,944,948	48,139,653	55,344,917	47,421,691
Credit Operations (Non-Retail)	15,940,168	14,801,466	15,932,384	14,785,868
Credit Operations (Retail)	8,929,333	7,916,745	8,945,508	7,938,633
Guarantees	6,519,906	5,421,766	6,532,168	5,433,702
Tax credits	2,747,459	2,056,325	3,066,672	2,410,853
Credit Commitments	3,193,206	2,903,254	3,223,827	2,932,047
Securities, Derivatives and Interbank Investments	8,114,297	6,575,780	9,506,015	7,393,302
Other assets	10,500,579	8,464,317	8,138,343	6,527,286
Market Risk	7,238,821	1,926,942	7,280,700	1,926,942
Interest rate	6,370,985	1,801,866	6,370,985	1,801,866
• Fixed-rate in Real	2,004,700	186,124	2,004,700	186,124
• Foreign Currency Coupon	1,366,498	465,926	1,366,498	465,926
• Price Index Coupon	2,999,787	1,149,816	2,999,787	1,149,816
Shares	47,921	110,499	47,921	110,499
Commodities	12,711	14,577	12,711	14,577
Exposure to Gold, Foreign Currencies and Exchange(1)	807,204	-	849,083	-
Operational Risk	2,543,271	2,004,421	3,431,635	2,810,236
Corporate Finances	77,129	67,415	77,129	67,415
Trading and Sales	730,774	378,672	730,774	378,672
Retail	478,868	451,798	478,868	451,798
Commercial	727,380	609,351	727,380	609,351
Payments and Settlements	300,673	292,541	300,673	292,541
Financial Agent Services	113,059	93,818	113,059	93,818
Management of Asset	101,127	94,199	101,127	94,199
Retail Brokerage	14,261	16,627	14,261	16,627
Corporate debt securities	-	-	888,364	805,815
Required Reference Equity	65,727,040	52,071,016	66,057,252	52,158,869
Interest Rate Risk in the Banking Portfolio	2,110,607	1,180,108	3,055,582	2,141,215

(1) In accordance with Bacen Circular Letter 3,389/08, capital allocation is needed only if exposure value of gold, foreign currency and assets and liabilities subject to exchange rate variations is above 2% of Capital, otherwise capital allocation will be zero.

The Organization ended the year of 2012 with Required Reference Shareholders’ Equity (PRE) of R$ 66,057,252 thousand in the classification of "economic-financial consolidated," up R$ 13,898,383 thousand (+26.6%) from 2011.

The capital requirement for credit risk increased by R$ 7,923,226  thousand (+16.7%), mainly due to the increase in credit operations, securities, derivatives and interbank investments. The capital requirement for market risk increased by R$ 5,353,758  thousand (+277.8%), primarily due to the higher exposure in Brazilian Real Fixed Interest Rate and Price Index Coupon. Capital requirement for interest rate risk in the Banking Book was R$ 3,055,582  thousand in December, 2012. Capital requirement for operational risk amounts to R$ 3,431,635  thousand, up R$ 621,399  thousand (+22.1%), primarily in the lines of “Trading and Sales” and “Commercial”.

     Bradesco           F - 73

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

	R$ thousand
	Consolidated Financial Entities		Consolidated Economic - Financial
	December 31		December 31
	2012	2011	2012	2011
Reference Shareholders' Equity (PR)	96,625,330	71,126,901	96,933,658	71,475,542
Required Reference Shareholders' Equity (PRE)	65,727,040	52,071,016	66,057,252	52,158,869
Margin	30,898,290	19,055,885	30,876,406	19,316,673
Capital Adequacy Ration	16.17%	15.03%	16.14%	15.07%

The Capital Adequacy Ratio for the Consolidated Economic and Financial closed the year 2012 at 16.14%, of which 11.02% is under Tier I Capital, thus exceeding the required minimum limits. Margin amounted to R$ 30,876,406  thousand, which enables an increase of up to R$ 337,222,123 thousand in loan operations (Retail).

3.6.  Insurance risk

Insurance risk is risk transferred by an insurance contract if loss events may occur in the future and there is uncertainty over the amount of damages resulting from such loss events. Within insurance risk, there is also underwriting risk, which arises from an adverse economic situation not matching the Organization's expectations at the time of drafting its underwriting policy in relation to uncertainties over defining actuarial premises or technical reserves and calculating insurance premiums. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Organization's estimates.

Underwriting risk is managed by our technical areas. Underwriting and risk acceptance policies are periodically evaluated by working groups. In addition, one of the main tasks of our technical areas is to develop an internal model for calculating additional capital based on underwriting risk.

F - 74    IFRS – International Financial Reporting Standards – December 2012

Uncertainties over estimated future claim payments

Claims are accrued as they occur. The organization must indemnify all covered events that occurred during the policy period, even if a loss is discovered after coverage ends. As a result, claims are reported over a period and a significant portion of these claims relate to provisions for incurred but unreported claims (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

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

Policy for purchasing reinsurance and approval of reinsurers parties to their contracts are within the purview of the executive board, which, in addition to the minimum legal requirements and regulations, follows certain other parameters when choosing these partners, thus minimizing credit risk inherent to these transactions, such as requiring a minimum rating of A- from S&P – Standard & Poor´s (or equivalent) and shareholder equity consistent with amounts transferred. Another important aspect of purchasing reinsurance is the fact that the Organization aims to work within its contractual capacity, thereby avoiding frequent purchase of coverage for optional contracts and higher exposures to credit risk.

Premium transferred for reinsurance is relatively small in relation to total premium written; note that almost all casualty portfolios, except automotive, are hedged by reinsurance and in most cases a combination of proportional and non-proportional plans by risk and/or by event.

     Bradesco           F - 75

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Currently, most automatic contracts (proportional and non-proportional) are transferred to IRB Brasil Re. Some admitted reinsurers participate with lower individual percentages, but all have a minimum rating of A- from S&P (or equivalent) and net worth of over US$1 billion, which reduces our credit risk in management's judgment.

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

As noted above, credit risk is managed on the corporate level using structured, independent internal procedures based on proprietary documentation and reports, duly assessed by the risk management structures of Organization, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Regarding reinsurance operations, the Organization purchases reinsurance operations with a restricted group of reinsurers being given to IRB-Brasil Re the leadership of their contracts and all automatic optional contracts. According to the rating agencies provided in Brazilian law, such reinsurers have their credit risk classificated as low and IRB-Brasil Re’s classification, issued by A.M.Best, is A-.

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

F - 76    IFRS – International Financial Reporting Standards – December 2012

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

Property insurance risk management

The Organization monitors and evaluates risk exposure, being responsible for the development, implementation and revision of guidelines related to underwriting, treatment of claims, reinsurance and constitution of technical provisions. The implementation of these guidelines and the management of these risks are supported by the technical departments of each risk area.

The Technical Departments have developed mechanisms, i.e. risk grouping by CPF, CNPJ and risky addresses, that identify, quantify and manage accumulated exposures in order to keep them within the limits defined by the internal guidelines.

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

•       Group life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and

•       Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

Life-insurance and private-pension-plan risk management

•       The Organization monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting, processing claims, and technical reserves for insurance purposes. Implementation of these policies and management of these risks are supported by our technical areas;

     Bradesco           F - 77

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       The technical areas have developed mechanisms, such as analysis of possible accumulation of risks based on monthly reports that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies;

•       Longevity risks are carefully monitored in relation to the most recent data and to the trends of the environment in which the Organization and its subsidiaries and associated companies operate. Management monitors exposure to this risk and the capital implications to manage the possible impacts, as well as to obtain the capital that the businesses may require;

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

Health Insurance

Risks associated with health insurance:

•       Variations in cause, frequency and severity of indemnities of claims related to expectations;

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

Management of health-insurance risk

•       Organization monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the technical areas;

•       The technical areas have developed mechanisms that identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies;

•       Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Organization operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs;

•       Persistency risk is managed through the frequent management of the Insurer’s experience in comparison with market information. Management also establishes guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary to improve retention of policies that can prescribe;

•       The risk of elevated expenses is mainly monitored in order to evaluate the profitability of business units and to frequently monitor expense levels; and

•       Interest-rate risk is monitored as a part of market risk.

F - 78    IFRS – International Financial Reporting Standards – December 2012

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

Life Insurance with Survival and Welfare Coverage and Individual Life Insurance

The sensitivity analysis was performed considering the same basis of the LAT test with variation in the assumptions listed below:

	R$ thousand
	December 31, 2012
	Interest rate	Longevity	Conversion to income
Impact on results and shareholders’ equity after taxes and contributions (%)	-5%	+0.002%	+5%
PGBL and VGBL (contributing period)	(170,068)	(58,105)	(88,619)
Tradicional plans (contributing period)	(70,856)	(23,671)	(69,207)
All plans(retirement benefit period)	(83,117)	(46,017)	-
Total	(324,041)	(127,793)	(157,826)

The scenario was also applied for individual life insurance considering the variations noted above and was not identified any additional value in addition of those already constituted that could affect the shareholders’ equity and results of the year.

Damages, life and health insurance

For damages, life and health insurance, the table below shows the impact on income and shareholders’ equity if loss events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

	R$ thousand
	Gross reinsurance		Net reinsurance
	December 31,
	2012	2011	2012	2011
Auto	(18,330)	(16,889)	(18,330)	(16,889)
RE (Elementary branch)	(6,672)	(5,711)	(5,088)	(4,301)
Life	(18,017)	(25,348)	(17,934)	(25,160)
Health	(46,194)	(37,096)	(46,194)	(37,096)

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

     Bradesco           F - 79

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Other limitations of sensitivity analyses include the use of hypothetical market trends to show potential risk, which only poses Managements views of possible changes affecting markets in the near future in ways that cannot be predicted with any certainty, as well as the premise that all interest rates vary in the same way.

Risk concentration

Potential exposures are monitored by analyzing concentration in certain type of insurance. The table below shows risk concentration by type of insurance based on net premiums, net of reinsurance:

Net premiums written by type of insurance, net of reinsurance	R$ thousand
	December 31
	2012	2011
Auto	3,063,941	2,873,631
RE (Elementary branch)	1,040,685	844,168
DPVAT (Personal Injury Caused by Automotive Vehicles)	461,968	424,036
Individual health	1,218,587	1,165,555
Company health plan	7,818,542	6,420,406
Life insurance	3,910,500	3,360,571
VGBL	17,596,738	14,723,541
PGBL	1,932,090	1,805,052
Traditional	1,341,189	1,256,292

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

The estimates and assumptions that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next financial year are disclosed below. The actual results may be different from those established by these estimates and premises.

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets held for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

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

F - 80    IFRS – International Financial Reporting Standards – December 2012

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

The determination of the amount of the allowance for impairment, by its nature, requires judgments and uses assumptions regarding the loan portfolio, both on a portfolio basis and on an individual basis. When we review our loan portfolio as a whole, several factors can affect our estimate of the likely range of losses, including which methodology we use in measuring historical delinquency rates and what historical period we consider in making those measurements.

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

The Organization uses models to assist analysis of the loan portfolio and in determining what impairment should be made. It applies statistical loss factors and other risk indicators to loan pools with similar risk characteristics in arriving at an estimate of incurred losses in the portfolio to calculate the models. Although the models are frequently revised and improved, they are by nature dependent on judgment of the information and estimates. In addition, the volatility of the Brazilian economy is one of the factors that may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, our allowance for impairment may not be indicative of future charge-offs.

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) over the allowance. In this assessment an increase in 10% of the PD in December 31, 2012, would have increased the allowance for impairment by R$ 243 million. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the defaults have on determining the allowance for loan losses.

     Bradesco           F - 81

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

Impairment of goodwill

The Organization has to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both of which requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

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

F - 82    IFRS – International Financial Reporting Standards – December 2012

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

     Bradesco           F - 83

Information by operating segment, reviewed by the Organization and corresponding to the years 2012, 2011 and 2010, is shown below:

	R$ thousand
	Year ended December 31, 2012
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	39,181,426	3,124,512	1,187,027	43,492,965
Net fee and commission income	13,885,450	1,233,278	(2,313,933)	12,804,795
Net gains/(losses) on financial instruments classified as held for trading	1,095,588	(6,689)	1,021,214	2,110,113
Net gains/(losses)on financial instruments classified as available for sale	(455,476)	2,418,373	(66,923)	1,895,974
Net gains/(losses) of foreign exchange operations	(1,589,833)	-	638,448	(951,385)
Income from insurance and pension plans	-	1,411,996	1,020	1,413,016
Operating income	(949,721)	3,823,680	1,593,759	4,467,718
Impairment of loans and advances	(10,925,404)	-	(584,775)	(11,510,179)
Personnel expenses	(10,586,643)	(1,017,702)	(52,077)	(11,656,422)
Other administrative expenses	(11,592,512)	(932,226)	624,355	(11,900,383)
Depreciation and amortization	(1,459,721)	(114,214)	(964,325)	(2,538,260)
Other operating income/(expenses)	(10,350,581)	(375,446)	2,197,363	(8,528,664)
Operating expense	(44,914,861)	(2,439,588)	1,220,541	(46,133,908)
Income before income taxes and equity in the earnings of associates	7,202,294	5,741,882	1,687,394	14,631,570
Equity in the earnings of associates	752,353	108,302	10,007	870,662
Income before income taxes	7,954,647	5,850,184	1,697,401	15,502,232
Income tax and social contribution	(273,930)	(2,196,399)	(1,680,209)	(4,150,538)
Net income for the year	7,680,717	3,653,785	17,192	11,351,694
Attributable to controlling shareholders	7,672,233	3,591,743	27,594	11,291,570
Attributable to non-controlling interest	8,484	62,042	(10,402)	60,124
Total assets	750,410,472	153,695,571	(102,919,344)	801,186,699
Investments in associated companies	1,587,922	1,089,644	77,432	2,754,998
Total liabilities	679,490,290	133,940,353	(83,590,334)	729,840,309

F - 84    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2011
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	31,379,722	3,274,715	956,849	35,611,286
Net fee and commission income	11,989,868	1,079,597	(2,235,132)	10,834,333
Net gains/(losses) on financial instruments classified as held for trading	779,332	(1,300)	(1,386,302)	(608,270)
Net gains/(losses)on financial instruments classified as available for sale	(25,022)	213,520	176,804	365,302
Net gains/(losses) of foreign exchange operations	1,043,896	-	1,581,917	2,625,813
Income from insurance and pension plans	-	3,075,318	857	3,076,175
Operating income	1,798,206	3,287,538	373,276	5,459,020
Impairment of loans and advances	(9,275,421)	-	979,270	(8,296,151)
Personnel expenses	(10,082,575)	(950,749)	(117,646)	(11,150,970)
Other administrative expenses	(10,805,456)	(1,051,456)	379,778	(11,477,134)
Depreciation and amortization	(1,615,437)	(77,828)	(427,070)	(2,120,335)
Other operating income/(expenses)	(4,933,149)	(481,628)	556,075	(4,858,702)
Operating expense	(36,712,038)	(2,561,661)	1,370,407	(37,903,292)
Income before income taxes and equity in the earnings of associates	8,455,758	5,080,189	465,400	14,001,347
Equity in the earnings of associates	585,281	100,103	(3,262)	682,122
Income before income taxes	9,041,039	5,180,292	462,138	14,683,469
Income tax and social contribution	(1,305,702)	(1,850,139)	(438,186)	(3,594,027)
Net income for the year	7,735,337	3,330,153	23,952	11,089,442
Attributable to controlling shareholders	7,724,917	3,201,449	31,688	10,958,054
Attributable to non-controlling interest	10,420	128,704	(7,736)	131,388
Total assets	657,903,426	123,867,399	(59,683,933)	722,086,892
Investments in associated companies	1,338,976	1,051,490	-	2,390,466
Total liabilities	602,191,149	109,511,404	(48,997,755)	662,704,798

     Bradesco           F - 85

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2010
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	28,223,501	2,823,860	1,723,930	32,771,291
Net fee and commission income	10,450,714	975,142	(2,031,318)	9,394,538
Net gains/(losses) on financial instruments classified as held for trading	906,333	(1,068)	1,307,468	2,212,733
Net gains/(losses) on financial instruments classified as available for sale	97,652	418,846	237,918	754,416
Net gains/(losses) of foreign exchange operations	336,578	-	(1,019,539)	(682,961)
Income from insurance and pension plans	-	2,554,366	23,364	2,577,730
Operating income	1,340,563	2,972,144	549,211	4,861,918
Impairment of loans and advances	(6,354,670)	-	598,545	(5,756,125)
Personnel expenses	(7,944,012)	(762,840)	(87,165)	(8,794,017)
Other administrative expenses	(9,018,558)	(1,046,476)	303,589	(9,761,445)
Depreciation and amortization	(1,539,117)	(1,418)	(425,898)	(1,966,433)
Other operating income/(expenses)	(6,111,529)	(354,148)	463,014	(6,002,663)
Operating expense	(30,967,886)	(2,164,882)	852,085	(32,280,683)
Income before income taxes and equity in the earnings of associates	9,046,892	4,606,264	1,093,908	14,747,064
Equity in the earnings of associates	323,983	148,448	104,622	577,053
Income before income taxes	9,370,875	4,754,712	1,198,530	15,324,117
Income tax and social contribution	(2,416,284)	(1,771,955)	(1,083,685)	(5,271,924)
Net income for the year	6,954,591	2,982,757	114,845	10,052,193
Attributable to controlling shareholders	6,943,764	2,912,981	82,830	9,939,575
Attributable to non-controlling interest	10,827	69,776	32,015	112,618
Total assets	548,664,554	105,026,136	(50,736,666)	602,954,024
Investments in associated companies	431,894	1,866,306	-	2,298,200
Total liabilities	500,501,943	92,604,260	(41,310,744)	551,795,459

(1)       Other operation represents less than 1% of total assets/liabilities and the net income for the year.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2012, we have a branch in New York, and two branches in Grand Cayman, mainly to complement our banking services and assistance in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europe (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Bradesco Services Co., Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% or more of the Organization’s income in 2012, 2011 and 2010.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

F - 86    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)     Net interest income

	R$ thousand
	Years ended December 31
	2012	2011	2010
Interest and similar income
Loans and advances to banks	6,800,239	9,194,044	6,059,777
Loans and advances to customers:
- Loan operations	47,460,302	43,975,833	35,552,902
- Leasing transactions	1,080,916	1,489,851	2,212,121
Financial assets:
- For trading	7,831,848	9,076,069	6,398,665
- Available for sale	6,434,573	3,373,070	3,342,997
- Held to maturity	589,835	360,835	438,485
Pledged as collateral	9,090,234	8,744,459	6,862,222
Compulsory deposits with the Central Bank	3,808,229	6,112,337	2,869,307
Other financial interest income	37,540	40,774	35,707
Total	83,133,716	82,367,272	63,772,183

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(48,582)	(46,693)	(38,521)
- Funding in the open market	(11,756,969)	(13,996,866)	(9,981,262)
- Borrowings and onlending	(2,349,470)	(5,775,844)	(851,093)
Deposits from customers:
- Savings accounts	(3,623,935)	(3,754,755)	(2,964,110)
- Time deposits	(7,551,805)	(11,198,180)	(8,329,374)
Funds from securities issued	(3,439,688)	(2,490,536)	(730,443)
Subordinated debt	(2,884,331)	(2,787,681)	(2,022,578)
Technical insurance and pension plans	(7,985,971)	(6,705,431)	(6,083,511)
Total	(39,640,751)	(46,755,986)	(31,000,892)

Net interest income	43,492,965	35,611,286	32,771,291

     Bradesco           F - 87

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)     Net fee and commission income

	R$ thousand
	Years ended December 31
	2012	2011	2010
Fee and commission income
Credit cards	4,075,501	3,495,161	2,865,529
Current accounts	3,244,851	2,786,427	2,360,606
Collections	1,301,843	1,204,277	1,081,498
Fund management	843,868	787,921	765,059
Guarantees	776,684	614,926	566,274
Custody and brokerage services	482,883	419,872	449,453
Consortium management	613,234	526,562	433,234
Collection of taxes, utility bills and similar	318,495	312,064	286,706
Interbank fee	31,250	27,802	23,265
Other	1,152,577	693,299	589,861
Total	12,841,186	10,868,311	9,421,485

Fee and commission expenses
Financial system services	(36,391)	(33,978)	(26,947)

Net fee and commission income	12,804,795	10,834,333	9,394,538

8)     Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Years ended December 31
	2012	2011	2010
Derivative financial instruments	(2,303,168)	(1,474,926)	2,057,723
Fixed income securities	4,027,119	1,432,918	163,215
Variable income securities	386,162	(566,262)	(8,205)
Total	2,110,113	(608,270)	2,212,733

9)     Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Years ended December 31
	2012	2011	2010
Variable income securities (1)	(982,738)	252,974	345,981
Fixed income securities	2,761,028	(14,368)	299,235
Dividends received	117,684	126,696	109,200
Total	1,895,974	365,302	754,416

(1)    Includes in 2012, impairment losses of R$ 1,170,038 thousand (see Note 21).

10)  Net gains/(losses) of foreign currency transactions

Net gains and losses of foreign currency transactions basically represent the gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

F - 88    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2012	2011	2010
Premiums written	37,899,360	32,136,300	26,136,471
Supplemental pension plan contributions	3,273,485	3,061,682	2,541,130
Coinsurance premiums ceded	(198,281)	(190,724)	(127,307)
Premiums returned	(500,468)	(418,791)	(362,060)
Net premiums	40,474,096	34,588,467	28,188,234
Reinsurance premiums	(297,351)	(272,924)	(194,118)
Premiums retained from insurance and pension plans	40,176,745	34,315,543	27,994,116

Changes in the provision for insurance	(19,975,166)	(15,453,221)	(12,248,846)
Changes in the provision for private pension plans	(3,350,935)	(2,759,184)	(2,023,396)
Changes in the insurance technical provisions and pension plans	(23,326,101)	(18,212,405)	(14,272,242)

Reported indemnities	(13,311,414)	(11,975,875)	(9,619,861)
Claims expenses	(142,206)	(155,519)	(260,188)
Recovery of ceded coinsurance	132,065	217,943	216,253
Recovery of reinsurance	292,659	138,154	114,821
Salvage recoveries	229,207	209,340	175,992
Changes in the IBNR provision	(324,144)	397,345	(204,446)
Retained claims	(13,123,833)	(11,168,612)	(9,577,429)

Commissions on premiums	(1,535,764)	(1,343,695)	(1,193,571)
Recovery of commissions	21,794	34,386	37,225
Fees	(730,423)	(441,965)	(321,346)
Brokerage expenses - private pension plans	(199,358)	(190,035)	(161,827)
Changes in deferred commissions	129,956	82,958	72,804
Selling expenses for insurance and pension plans	(2,313,795)	(1,858,351)	(1,566,715)

Income from insurance and pension plans	1,413,016	3,076,175	2,577,730

12)  Impairment of loans and advances

	R$ thousand
	Years ended December 31
	2012	2011	2010
Loans and advances:
Impairment losses	(15,405,855)	(12,194,183)	(9,569,655)
Recovery of credits charged-off as loss	3,000,904	2,799,169	2,676,883
Reversal of impairment	894,772	1,098,863	1,136,647
Total	(11,510,179)	(8,296,151)	(5,756,125)

     Bradesco           F - 89

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Personnel expenses

	R$ thousand
	Years ended December 31
	2012	2011	2010
Salaries	(5,409,712)	(4,880,681)	(4,054,876)
Benefits	(2,432,357)	(2,213,852)	(1,786,066)
Social charges	(2,081,118)	(1,836,000)	(1,547,423)
Employee profit sharing	(1,017,125)	(930,270)	(796,172)
Provision for labor disputes	(588,878)	(1,133,644)	(507,714)
Training	(127,232)	(156,523)	(101,766)
Total	(11,656,422)	(11,150,970)	(8,794,017)

14)  Other administrative expenses

	R$ thousand
	Years ended December 31
	2012	2011	2010
Third party services	(3,491,155)	(3,700,482)	(3,146,756)
Communications	(1,582,940)	(1,532,943)	(1,372,520)
Data processing	(924,532)	(769,741)	(709,840)
Transportation	(852,372)	(770,278)	(629,144)
Rent	(757,698)	(644,527)	(567,334)
Advertising, promotions and public relations	(727,570)	(882,143)	(761,096)
Financial system	(652,457)	(541,231)	(398,298)
Maintenance and conservation of assets	(567,201)	(517,870)	(423,443)
Security and surveillance	(425,940)	(331,815)	(272,423)
Materials	(315,204)	(371,027)	(290,282)
Advances to FGC (Deposit Guarantee Association)	(290,702)	(295,064)	(259,957)
Water, electricity and gas	(251,807)	(224,936)	(206,990)
Travel	(136,391)	(158,652)	(121,845)
Other	(924,414)	(736,425)	(601,517)
Total	(11,900,383)	(11,477,134)	(9,761,445)

15)  Depreciation and amortization

	R$ thousand
	Years ended December 31
	2012	2011	2010
Amortization expenses	(1,501,125)	(1,130,243)	(1,010,341)
Depreciation expenses	(1,037,135)	(990,092)	(956,092)
Total	(2,538,260)	(2,120,335)	(1,966,433)

F - 90    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2012	2011	2010
Expenses with taxes other than income tax	(3,871,468)	(3,536,225)	(3,014,917)
Expenses of contingencies	(788,992)	(1,254,214)	(788,829)
Changes in monetary liabilities	(838,540)	(1,040,207)	(503,353)
Income from sales of non-current assets, investments, and property and equipment, net (1)	584,318	(246,323)	(304,743)
Other (2)	(3,613,982)	1,218,267	(1,390,821)
Total	(8,528,664)	(4,858,702)	(6,002,663)

(1)    Includes in 2012, gain on sale of Serasa shares of R$ 793,360 thousand; and

(2)    In 2012, includes impairment losses and in 2011, includes revenues from tax credits to offset and bargain purchase gain related to the BERJ acquisition.

17)  Income tax and social contribution

a)      Calculation of income tax and social contribution charges

	R$ thousand
	Years ended December 31
	2012	2011	2010
Income before income tax and social contribution	15,502,232	14,683,469	15,324,117
Total income tax and social contribution charges at rates of 25% and 15%, respectively	(6,200,893)	(5,873,388)	(6,129,647)
Effect of additions and exclusions in the tax calculation:
Equity in results of associated companies	348,265	272,848	230,821
Foreign exchange variations	726,799	956,878	(364,763)
Non-deductible expenses net of non-taxable income	(503,378)	(428,667)	(292,652)
Interest on equity (paid and payable)	1,304,523	1,173,595	985,815
Effect of social contribution rate differences (1)	177,046	153,261	130,948
Other	(2,900)	151,446	167,554
Income tax and social contribution for the year	(4,150,538)	(3,594,027)	(5,271,924)
Effective rate	26.77%	24.48%	34.40%

(1)  Relates to the differential of rate of social contribution between financial entities (15%) and non financial subsidiaries (9%). See Note 2(w).

     Bradesco           F - 91

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Composition from income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2012	2011	2010
Current taxes:
Income tax and social contribution due	(6,628,903)	(5,268,788)	(6,052,588)
Deferred taxes:
Addition/realization on temporary differences	2,548,562	1,894,882	1,034,023
Use of initial balances from:
Negative social contribution losses	(151,777)	(120,505)	(72,954)
Income tax loss	(178,052)	(264,594)	(301,294)
Addition on:
Negative social contribution losses	150,424	147,875	62,034
Income tax loss	109,208	17,103	58,855
Total deferred tax expense	2,478,365	1,674,761	780,664
Income tax and social contribution	(4,150,538)	(3,594,027)	(5,271,924)

c)      Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2011	Additions	Realization	Balance on December 31, 2012
Provisions of impairment of loans and advances	10,214,117	6,626,787	5,234,722	11,606,182
Provision for contingencies	6,249,340	1,733,167	651,681	7,330,826
Adjustment to market value of securities	724,809	13,141	311,479	426,471
Others	1,766,569	1,394,750	1,002,391	2,158,928
Total tax assets on temporary differences	18,954,835	9,767,845	7,200,273	21,522,407
Income tax and social contribution losses in Brazil and abroad	1,758,894	259,632	329,829	1,688,697
Subtotal	20,713,729	10,027,477	7,530,102	23,211,104
Social contribution - MP 2158-35 (change in tax law)	144,644	-	3,800	140,844
Total deferred tax assets (1)	20,858,373	10,027,477	7,533,902	23,351,948
Deferred taxes liabilities (1)	6,011,493	3,116,323	667,759	8,460,057
Net deferred taxes (1)	14,846,880	6,911,154	6,866,143	14,891,891

F - 92    IFRS – International Financial Reporting Standards – December 2012

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

(1)  Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position when related to income taxes levied by the same authority and are related to the same taxable entity, which amount in 2012 was            R$ 5,368,390 thousand and 2011 – R$ 3,764,985 thousand.

d)      Expected realization of tax assets on temporary differences, income tax and social contribution losses and special social contribution assets

	R$ thousand
	Temporary differences		Income tax and Social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2013	3,966,521	2,336,336	246,075	247,154	6,796,086
2014	3,918,127	2,299,424	305,204	364,520	6,887,275
2015	3,723,929	2,172,973	196,003	168,713	6,261,618
2016	637,494	359,749	32,787	77,708	1,107,738
2017	1,390,967	716,887	119,535	71,842	2,299,231
Total	13,637,038	7,885,369	899,604	929,937	23,351,948

e)      Deferred tax liabilities

	R$ thousand
	December 31
	2012	2011
Timing differences of depreciation – finance leasing	2,390,590	3,416,414
Adjustment to market values of derivative financial instruments	4,473,748	1,504,120
Others	1,595,719	1,090,959
Total	8,460,057	6,011,493

     Bradesco           F - 93

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)       Income tax and social contribution on adjustments recognized directly in equity

	R$ thousand
	December 31, 2012			December 31, 2011			December 31, 2010
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	7,679,798	(3,061,838)	4,617,960	(763,425)	294,978	(468,447)	651,063	(260,425)	390,638
Exchange differences on translations of foreign operations	46,196	(18,479)	27,717	389	(155)	234	(11,708)	4,683	(7,025)
Total	7,725,994	(3,080,317)	4,645,677	(763,036)	294,823	(468,213)	639,355	(255,742)	383,613

g)      Taxes to be offset

Refers basically to amount of income tax and social contribution to be offset.

F - 94    IFRS – International Financial Reporting Standards – December 2012

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

Notes to the Consolidated Financial Statements

18)  Earnings per share

a)     Basic earnings per share

The calculation of basic earnings per share was calculated based on the weighted average number of ordinary and preferred shares outstanding, respectively, as shown in the calculations below:

	Years ended December 31
	2012	2011	2010
Net earnings attributable to the Organization’s ordinary shareholders (R$ thousand)	5,408,752	5,221,168	4,732,423
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	5,942,942	5,736,886	5,207,152
Weighted average number of ordinary shares outstanding (thousands)	1,909,848	1,908,949	1,880,830
Weighted average number of preferred shares outstanding (thousands)	1,907,702	1,906,822	1,881,367
Basic earnings per share attributable to ordinary shareholders of the Organization (in Reais)	2.83	2.74	2.52
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	3.12	3.01	2.77

b)    Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

19)  Cash and balances with banks

a) Cash and balances with banks

	R$ thousand
	December 31
	2012	2011
Cash in local currency	8,893,652	16,123,156
Cash in foreign currency	3,146,593	6,443,564
Restricted deposits in the Brazilian Central Bank (1)	47,952,417	71,210,757
Others	115	100
Total	59,992,777	93,777,577

(1)   Compulsory deposits in the Brazilian Central Bank refer to a minimum balance that financial institutions must maintain at the Brazilian Central Bank based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

	R$ thousand
	December 31
	2012	2011
Cash in local currency	8,893,652	16,123,156
Cash in foreign currency	3,146,593	6,443,564
Short-term interbank investments (1)	35,478,051	14,286,306
Others	115	100
Total	47,518,411	36,853,126

(1)   Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value.

     Bradesco           F - 95

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

20)  Financial assets and liabilities held for trading

a) Financial assets held for trading

	R$ thousand
	December 31
	2012	2011
Securities
Brazilian government securities	46,015,587	53,506,040
Corporate debt and marketable equity securities	36,221,243	24,451,335
Bank debt securities	18,485,686	10,823,463
Mutual funds	7,650,252	6,791,968
Foreign governments securities	244,168	50,092
Brazilian sovereign bonds	-	18,267

Derivative financial instruments	3,222,631	955,912

Total	111,839,567	96,597,077

Maturity

	R$ thousand
	December 31
	2012	2011
Maturity of up to one year	36,067,001	41,467,436
Maturity of one to five years	40,735,254	32,801,491
Maturity of five to 10 years	22,517,238	12,015,342
Maturity of over 10 years	1,108,947	867,421
No stated maturity	11,411,127	9,445,387
Total	111,839,567	96,597,077

Financial instruments provided as collateral and classified as "held for trading”, totaled R$ 8,609,468   thousand and R$ 59,224,886 thousand in 2012 and 2011, respectively, as disclosed in  Note 23 "Assets Pledged as Collateral”.

The Organization in 2012 maintained a total of R$ 10,044,456  thousand (2011 – R$ 2,187,031 thousand) pledged as a guarantee of liabilities.

Unrealized gains/(losses) included in securities and trading securities totaled R$ 392,100  thousand (2011 – R$ 31,025 thousand and 2010 – R$ 56,386 thousand). Net variation in unrealized gains/ (losses) from securities and trading securities totaled R$ 361,075  thousand through 2012 against 2011's R$ (25,361) thousand.

b) Financial liabilities held for trading

	R$ thousand
	December 31
	2012	2011
Derivative financial instruments	4,049,982	747,210
Total	4,049,982	747,210

F - 96    IFRS – International Financial Reporting Standards – December 2012

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

(i)    Swap contracts

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

     Bradesco           F - 97

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	December 31		December 31
	2012	2011	2012	2011
Futures contracts
• Interest rate futures
Purchases	130,181,209	38,265,325	10,494	569
Sales	441,870,992	167,790,622	(26,986)	(12,554)
• In foreign currency
Purchases	3,804,690	1,533,988	-	-
Sales	30,645,872	23,057,379	-	-
• Others
Purchases	25,963	3,981	-	-
Sales	1,336,588	1,111,109	-	-

Options
• Interest rates
Purchases	61,765,403	11,169,630	184,358	18,504
Sales	79,976,227	11,288,350	(139,680)	(93)
• In foreign currency
Purchases	536,505	577,532	2,555	6,987
Sales	347,040	1,031,848	(3,743)	(17,261)
• Others
Purchases	695,710	501,207	15,283	2,092
Sales	662,970	778,119	(15,322)	(19,593)

Forward operations
• In foreign currency
Purchases	20,068,292	12,559,145	290,016	330,143
Sales	8,314,349	9,365,155	(847,890)	(162,197)
• Others
Purchases	411,994	7,012	1,768,413	22,984
Sales	1,396,530	85,827	(1,762,143)	(81,918)

Swap contracts
• Asset position
Interest rate swaps	15,140,812	9,555,701	356,414	202,551
Currency swaps	21,030,812	16,220,132	595,098	372,082
• Liability position
Interest rate swaps	14,946,865	10,461,799	(773,255)	(274,317)
Currency swaps	21,527,465	15,192,994	(480,963)	(179,277)

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

F - 98    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization has the following economic hedging operations, however, as mentioned in Note 2(e) (iii), these do not qualify for hedge accounting:

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

The fair value of forward contracts used to protect the net investments in foreign subsidiaries is shown in the previous table. Foreign currency denominated debts used to protect net investments of the Organization in subsidiaries abroad have a fair value equal to its carrying amount and are included in funds from securities issuances (Note 34).

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

     Bradesco           F - 99

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

21)  Financial assets available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	55,637,691	8,328,123	(348)	63,965,466
Corporate debt securities	10,162,602	985,321	(240,794)	10,907,129
Bank debt securities	820,744	133,296	(64,026)	890,014
Brazilian sovereign bonds	239,105	76,362	(41,691)	273,776
Marketable equity securities and other stocks	5,270,528	790,624	(536,689)	5,524,463
Balance on December 31, 2012	72,130,670	10,313,726	(883,548)	81,560,848

Brazilian government securities	27,536,935	3,797,932	(278)	31,334,589
Corporate debt securities	7,331,006	289,320	(170,253)	7,450,073
Bank debt securities	1,460,574	65,404	(43,113)	1,482,865
Brazilian sovereign bonds	22,684	119,406	(117,766)	24,324
Marketable equity securities and other stocks	6,295,340	427,172	(1,765,965)	4,956,547
Balance on December 31, 2011	42,646,539	4,699,234	(2,097,375)	45,248,398

Maturity

	R$ thousand
	December 31, 2012		December 31, 2011
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	19,614,840	19,634,826	784,902	755,038
From 1 to 5 years	9,889,937	11,011,326	2,536,462	2,597,840
From 5 to 10 years	26,134,955	29,633,449	14,101,113	15,596,741
Over 10 years	11,220,410	15,756,784	18,928,722	21,342,232
No stated maturity	5,270,528	5,524,463	6,295,340	4,956,547
Total	72,130,670	81,560,848	42,646,539	45,248,398

Financial instruments pledged as collateral and classified as available for sale, totaled R$ 23,343,375   thousand and R$ 6,702,123 thousand in 2012 and 2011, respectively, as disclosed in Note 23 "Assets Pledged as Collateral".

In 2012, the Organization maintained a total of R$ 113,944 thousand (2011 – R$ 6,892 thousand) financial assets available for sale pledged as a guarantee for liabilities.

During 2012, we have applied our policy for impairment testing described in note 2(e)(viii)(b) and realized other than temporary losses for available for sale assets in the amount of R$ 1,170,038  thousand in 2012 (2011 – R$ 515 thousand and 2010 – R$ 429 thousand).

F - 100    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

22)  Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities:
Brazilian government securities	3,659,576	2,623,544	-	6,283,120
Brazilian sovereign bonds	56,097	3,949	(12,354)	47,692
Balance on December 31, 2012	3,715,673	2,627,493	(12,354)	6,330,812

Securities:
Brazilian government securities	3,490,502	1,594,276	-	5,084,778
Brazilian sovereign bonds	620,485	41,807	(91,822)	570,470
Balance on December 31, 2011	4,110,987	1,636,083	(91,822)	5,655,248

Maturity

	R$ thousand
	December 31, 2012		December 31, 2011
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	11,242	11,374	733,812	682,881
From 1 to 5 years	220,643	244,747	207,601	217,555
From 5 to 10 years	1,721,156	2,692,694	1,531,615	2,129,206
Over 10 years	1,762,632	3,381,997	1,637,959	2,625,606
Total	3,715,673	6,330,812	4,110,987	5,655,248

The financial instruments granted as guarantees, which totaled R$ 267,421  thousand and R$ 292,531 thousand in 2012 and 2011, respectively, are described in Note 23 “Assets pledged as collateral”.

23)  Assets pledged as collateral

	R$ thousand
	December 31
	2012	2011
Held for trading (1)	8,609,468	59,224,886
Brazilian government securities	8,609,468	59,224,886
Available for sale (1) (2)	23,343,375	6,702,123
Brazilian government securities	19,308,061	3,465,119
Corporate debt securities	3,431,710	1,913,034
Brazilian sovereign bonds	149,284	791,212
Bank debt securities	454,320	532,758
Held to maturity	267,421	292,531
Brazilian sovereign bonds	267,421	292,531
Loans and advances to banks	73,913,035	30,902,540
Interbank liquidity investments	73,913,035	30,902,540
Total	106,133,299	97,122,080

(1)  From the total amount of held of trading and available for sale, R$ 30,442,243 thousand relates to Level 1 (2011 – R$ 65,723,811 thousand) and R$ 1,510,600 thousand relates to Level 3 (2011 – R$ 203,198 thousand). During 2012, there were no transfer Level.

(2)  Includes gains in 2012 of R$ 1,252,307 thousand (2011 – R$ 355,804 thousand) and losses of R$ 3,827 thousand (2011 –  R$ 10,593 thousand).

     Bradesco           F - 101

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Collateral are conditional commitments to ensure that the contractual clauses of a funding in the open market are complied with. In these collateral, the amount of R$ 103,661,849 thousand (2011 –         R$ 89,724,304 thousand) may be repledged and R$ 2,471,450  thousand (2011 – R$ 7,397,776 thousand), sold or repledged.

The fair value of assets pledged as collateral in 2012, classified as held to maturity totaled R$ 271,237  thousand (2011 – R$ 331,366 thousand).

24)  Loans and advances to banks

	R$ thousand
	December 31
	2012	2011
Repurchase agreements (1)	68,668,469	41,787,144
Loans to financial institutions	24,186,696	30,930,505
Impairment of loans and advances	(33,932)	(53,759)
Total	92,821,233	72,663,890

              (1)  As the guarantee holder had not defaulted, the Organization was authorized to sell or repledge the guarantee at a fair value of R$ 209,267  thousand in 2012 (2011 – R$ 5,770,388 thousand).

25)  Loans and advances to customers

	R$ thousand
	December 31
	2012	2011
Working capital	53,298,176	49,461,882
Onlending BNDES/Finame	35,703,861	35,398,656
Vehicles – CDC (Direct consumer credit)	33,821,051	30,651,218
Personal credit	32,286,723	24,617,722
Financing and export	22,665,551	20,504,778
Credit card	22,646,420	20,252,191
Housing loans	22,302,967	15,930,568
Rural loans	11,580,061	11,036,251
Guaranteed account	9,800,968	9,671,487
Leasing	8,035,454	11,550,838
Import	6,580,312	5,072,822
Overdraft facilities	2,988,632	2,745,695
Receivable insurance premiums	2,893,506	2,472,923
Others	25,086,440	24,154,584
Total Portfolio	289,690,122	263,521,615
Impairment of loans and advances	(20,037,694)	(17,646,666)
Total of net loans and advances to customers	269,652,428	245,874,949

F - 102    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Allowance for loans and advances to customers

	R$ thousand
	December 31
	2012	2011
At the beginning of the year	17,646,666	15,355,736
Impairment of loans and advances	11,510,179	8,296,151
Recovery of credits charged-off as loss	3,000,904	2,799,169
Write-offs	(12,120,055)	(8,804,390)
At the end of the year	20,037,694	17,646,666

Finance lease receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousand
	December 31
	2012	2011
Gross investments in financial leases receivable:
Up to one year	4,443,728	6,123,886
From one to five years	3,546,825	5,370,132
Over five years	44,901	56,820
Impairment loss on finance leases	(752,178)	(1,027,015)
Net investment	7,283,276	10,523,823

Net investments in finance leases:
Up to one year	4,001,849	5,470,640
From one to five years	3,237,738	4,998,365
Over five years	43,689	54,818
Total	7,283,276	10,523,823

26)  Non-current assets held for sale

	R$ thousand
	December 31
	2012	2011
Assets not for own use
Vehicles and related	222,765	245,901
Properties	296,365	189,289
Machinery and equipment	11,463	9,000
Others	2,469	1,161
Total	533,062	445,351

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

     Bradesco           F - 103

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)  Investments in associated companies

a.   Breakdown of investments in associated companies

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated company liabilities	Revenue (1)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A. (2)	20.00%	20.00%	128,153	9,315	6,543,698	5,902,932	6,534,113	31,064
BIU Participações S.A. (3)	-	-	-	57,200	-	-	-	-
Cielo S.A.	28.65%	28.65%	1,171,061	653,958	9,287,235	6,552,119	19,675	2,313,995
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	50,511	6,746	146,114	25,415	4,231	16,120
Fidelity Processadora S.A.	49.00%	49.00%	266,974	40,160	719,437	174,590	6,204	81,959
Empresa Brasileira de Solda Elétrica S.A.	49.00%	49.00%	21,734	3,657	242,126	197,859	29,017	6,075
IRB - Brasil Resseguros S.A. (2) (4)	21.24%	0.00%	532,518	125,908	11,511,230	9,004,344	952,801	378,120
Integritas Participações S.A. (2)	22.32%	22.32%	506,615	(26,282)	910,020	15,283	703	44,661
NCR Brasil Indústria de Equipamentos para Automação S.A.	49.00%	49.00%	77,432	-	298,481	229,567	62,446	35,932
Total on December 31, 2012			2,754,998	870,662

BES Investimentos do Brasil S.A. (2)	20.00%	20.00%	103,538	14,305	6,242,286	5,724,597	5,962,194	71,525
BIU Participações S.A.	33.84%	33.84%	69,856	39,698	314,737	8,462	8,880	101,964
Cielo S.A.	28.65%	28.65%	900,741	510,839	5,600,136	3,880,217	2,110,126	1,813,390
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	43,765	5,222	125,187	20,607	4,223	12,478
Fidelity Processadora S.A.	49.00%	49.00%	246,649	15,836	631,797	128,430	345,210	32,319
Empresa Brasileira de Solda Elétrica S.A.	49.00%	49.00%	18,192	1,341	161,828	124,702	25,074	2,737
IRB - Brasil Resseguros S.A. (2) (4)	21.24%	0.00%	473,548	85,566	9,679,309	7,423,838	1,025,727	402,853
Integritas Participações S.A. (2)	22.32%	22.32%	534,177	9,315	1,042,125	19,100	1,847	41,734
Total on December 31, 2011			2,390,466	682,122

F - 104    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated company liabilities	Revenue (1)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A. (2)	20.00%	20.00%	94,543	13,069	5,600,916	5,128,201	4,507,300	65,345
BIU Participações S.A.	33.84%	33.84%	70,117	30,021	329,722	25,988	5,578	74,563
Cielo S.A.	28.65%	28.65%	766,699	513,968	4,268,875	3,045,530	4,247,094	1,768,171
Cia. Brasileira de Soluções e Serviços – Alelo (2)	45.00%	45.89%	212,482	39,622	1,498,101	1,277,787	106,594	88,049
CPM Braxis S.A. (5)	25.34%	20.19%	-	(118,107)	-	-	581,829	(457,187)
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	38,543	2,241	110,006	17,905	2,801	5,357
Fidelity Processadora S.A.	49.00%	49.00%	230,813	5,393	606,790	135,743	503,994	11,006
IRB - Brasil Resseguros S.A. (2) (4)	21.24%	0.00%	453,109	65,118	8,617,837	6,461,159	978,073	284,231
Integritas Participações S.A. (2)	22.32%	22.32%	431,894	25,728	718,498	21,036	2,094	98,897
Total on December 31, 2010			2,298,200	577,053

(1)   Revenues from financial intermediation or services;

(2)   Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(3)   Company disposed in 2012;

(4)    Bradesco has a board member at IRB with voting rights, which results in significant influence; and

(5)   Company disposed in 2011.

In 2012, with the exception of Cielo S.A., the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of our investment in Cielo based on the market price, was R$ 10,695,518  thousand (2011 - R$ 7,538,222 thousand). The Organization doesn’t have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b.   Changes in associated company investments

	R$ thousand
	December 31, 2012	December 31, 2011
Initial balances	2,390,466	2,298,200
Acquisition of associated companies	97,432	111,826
Equity in net income of associated companies	870,662	682,122
Dividends/Interest on capital	(476,506)	(489,200)
Disposal of associated companies (1) (2)	(127,056)	(212,482)
Final balances	2,754,998	2,390,466

(1)   In 2012, decrease of investment refers todisposal of Company BIU Participações S.A.; and

(2)   In 2011, disposal of investment due to proportionate consolidation of the Cia. Brasileira de Soluções e Serviços - Alelo, which has started to be considered a joint venture.

     Bradesco           F - 105

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

28)  Joint ventures

Company	R$ thousand
	Total	Shareholding interest with voting rights	Total current assets (1)	Total non-current assets (1)	Total current liabilities (1)	Total non-current liabilities (1)	Revenue (1)	Expenses (1)	Net income (losses) for the year (1)
Crediare S.A. Crédito Financiamento e Investimento	50.00%	50.00%	355,547	47,058	286,177	125	195,637	(190,124)	5,513
Cia. Leader de Promoção de Vendas (2)	50.00%	50.00%	17,838	1,152	18,060	-	52,595	(51,658)	937
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	364,932	4,160	310,836	-	396,100	(347,400)	48,700
Cia Brasileira de Soluções e Serviços – Alelo (3)	50.01%	50.01%	2,480,777	415,804	2,436,091	8,565	914,365	(754,317)	160,048
Ibi Promotora de Vendas Ltda (3) (4)	50.01%	50.01%	121,793	56,644	66,949	26,336	173,430	(176,914)	(3,484)
Golbert Participações Ltda (3) (4) (5)	50.01%	50.01%	-	-	-	-	3,616	(24,655)	(21,039)
Others			5,989	257,698	5,960	-	12	(88)	(76)
Balance on December 31, 2012			3,346,876	782,516	3,124,073	35,026	1,735,755	(1,545,156)	190,599

Crediare S.A. Crédito Financiamento e Investimento	50.00%	50.00%	456,193	47,737	392,148	-	190,206	(174,382)	15,824
Cia. Leader de Promoção de Vendas (2)	50.00%	50.00%	17,120	1,302	18,023	-	43,468	(43,017)	451
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	276,019	4,305	245,023	-	329,455	(276,098)	53,357
Cia Brasileira de Soluções e Serviços – Alelo (3)	50.01%	50.01%	1,946,621	301,074	1,908,218	9,588	816,011	(640,270)	175,741
Ibi Promotora de Vendas Ltda (3) (4)	50.01%	50.01%	66,614	51,268	39,244	57,261	246,175	(201,568)	44,607
Kartra Participações Ltda (3) (4)	50.01%	50.01%	-	55,611	-	-	-	-	-
Golbert Participações Ltda (3) (4)	50.01%	50.01%	21,467	183,367	36,652	-	2,097	(152)	1,945
Balance on December 31, 2011			2,784,034	644,664	2,639,308	66,849	1,627,412	(1,335,487)	291,925

(1)    100% of investee company's values;

(2)    Companies consolidated using balance sheets with lag in relation to the reporting date of the financial statements;

(3)    Companies proportionally consolidated, considered “joint ventures”;

(4)    Companies created by Cia. Brasileira de Soluções e Serviços – Alelo in 2011; and

(5)    Company  incorporated by Ibi Promotora de Vendas Ltda. in 2012.

The Organization does not have any contingent liability relating to investments in joint ventures, for which it is partially or fully responsible.

F - 106    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

29)  Property and equipment

a)   Composition of property and equipment by class

		R$ thousand
	Annual rate of depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	949,713	(487,775)	461,938
Land	-	488,292	-	488,292
Installations, properties and equipment for use	10%	4,683,739	(2,453,029)	2,230,710
Security and communications systems	10%	229,765	(154,439)	75,326
Data processing systems	20% - 50%	1,909,196	(1,307,227)	601,969
Transportation systems	20%	54,472	(30,210)	24,262
Financial leasing of data processing systems	20% - 50%	2,514,555	(1,864,697)	649,858
Balance on December 31, 2012		10,829,732	(6,297,377)	4,532,355

Buildings	4%	874,061	(480,368)	393,693
Land	-	454,956	-	454,956
Installations, properties and equipment for use	10%	4,285,168	(2,175,808)	2,109,360
Security and communications systems	10%	224,474	(144,675)	79,799
Data processing systems	20% - 50%	1,858,789	(1,225,988)	632,801
Transportation systems	20%	61,145	(33,822)	27,323
Financial leasing of data processing systems	20% - 50%	2,104,717	(1,535,431)	569,286
Balance on December 31, 2011		9,863,310	(5,596,092)	4,267,218

Depreciation charges for 2012 amounted to R$ 1,037,135  thousand (2011 - R$ 990,092 thousand and 2010 - R$ 956,092 thousand).

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

     Bradesco           F - 107

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Leased assets	Total
Balance on December 31, 2010	350,353	432,478	1,483,374	79,418	1,306,900	12,697	4,061	3,669,281
Additions	71,555	24,941	1,041,137	16,896	519,768	18,643	5,764	1,698,704
Write offs	(2,054)	(2,463)	(93,827)	(4,069)	(2,153)	(238)	(5,871)	(110,675)
Depreciation	(26,161)	-	(321,324)	(12,446)	(622,428)	(3,989)	(3,744)	(990,092)
Balance on December 31, 2011	393,693	454,956	2,109,360	79,799	1,202,087	27,113	210	4,267,218
Additions	84,177	34,470	833,042	14,011	707,077	2,048	191	1,675,016
Write offs	(2,895)	(1,134)	(329,425)	(632)	(38,240)	(167)	(251)	(372,744)
Depreciation	(13,037)	-	(382,267)	(17,852)	(619,097)	(4,732)	(150)	(1,037,135)
Balance on December 31, 2012	461,938	488,292	2,230,710	75,326	1,251,827	24,262	-	4,532,355

(1)   Includes financial leasing of data processing systems.

F - 108    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

30)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible assets
		Acquisition of banking rights (1)	Software (1)	Customer portfolio (1)	Others (1)	Total
Balance on December 31, 2010	723,526	1,909,831	1,839,491	921,963	17,277	5,412,088
Additions	-	1,865,043	854,170	189,285	31,480	2,939,978
Impairment (2)	-	(5,126)	-	-	-	(5,126)
Amortization	-	(705,659)	(342,992)	(81,315)	(277)	(1,130,243)
Balance on December 31, 2011	723,526	3,064,089	2,350,669	1,029,933	48,480	7,216,697
Additions (3)	-	889,395	1,132,576	-	545,558	2,567,529
Impairment (2)	-	(527,436)	-	-	-	(527,436)
Amortization	-	(839,529)	(544,553)	(82,377)	(34,666)	(1,501,125)
Balance on December 31, 2012	723,526	2,586,519	2,938,692	947,556	559,372	7,755,665

(1)      Rate of amortization: acquisition of banking rights - in accordance with contract agreement; software – 20% to 50%; Customer portfolio – until 20%; and others – 20%;

(2)      Impairment losses were recognized because the recoverable amount of "acquisition of banking rights" and "software" is less than their carrying amount. Impairment losses were recognized in the consolidated statement of income, within “Other operating income/ (expenses)”; and

(3)      “Others” mainly refers to the 2016 Olympic Games sponsorship program.

     Bradesco           F - 109

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	December 31
	2012	2011
Segment banking	429,560	429,560
Segment Insurance, pension and capitalization bonds	293,966	293,966
Total	723,526	723,526

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2012 and in 2011.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by management, with a terminal growth rate of 6.0% p.a. The forecast cash flows have been discounted at a rate of 11.5% p.a.

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

31)  Other assets

	R$ thousand
	December 31
	2012	2011
Foreign exchange transactions (1)	11,457,810	9,809,493
Debtors for guarantee deposits (2)	10,833,701	9,320,671
Negotiation and intermediation of securities	4,049,634	2,461,429
Trade and credit receivables	2,938,833	2,786,998
Sundry borrowers	1,957,336	1,735,223
Interbank and interbranch receivables	1,703,536	1,609,214
Deferred selling expenses (insurance) – Note 36f	1,205,089	557,708
Income receivable	782,891	705,540
Prepaid expenses	531,344	520,205
Advances to the Credit Guarantee Fund - FGC	167,439	350,100
Others (3)	936,930	849,306
Total	36,564,543	30,705,887

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

F - 110    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

32)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2012	2011
Demand deposits	727,647	583,017
Interbank deposits	382,474	519,786
Funding in the open market	175,530,009	149,940,436
Borrowings	8,111,102	17,257,442
Onlending	36,075,056	35,989,495
Total	220,826,288	204,290,176

33)  Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2012	2011
Demand deposits	37,684,126	32,535,978
Savings deposits	69,041,721	59,656,319
Time deposits	104,045,463	124,128,641
Total	210,771,310	216,320,938

34)  Funds from securities issued

a)   Composition by type of security issued and location

	R$ thousand
	December 31
	2012	2011
Instruments Issued – Brazil:
Mortgage notes	826,843	1,309,705
Real estate credit notes	4,229,511	2,143,931
Agribusiness notes	3,894,203	2,538,970
Financial notes	28,220,510	27,101,075
Subtotal	37,171,067	33,093,681
Securities and bonds – Abroad:
Euronotes (1)	10,761,614	4,470,662
Securities issued through securitization – (item (b))	3,619,412	4,066,626
Subtotal	14,381,026	8,537,288
Grand Total	51,552,093	41,630,969

 (1)   Issuance of securities in the foreign market for customers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

     Bradesco           F - 111

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Securities issued through securitization

Since 2003, the Organization uses certain arrangements to optimize its activities of funding and liquidity management by means of Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payor.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Organization is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

We show below the amounts of the securities issued by the SPE, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Amount of the transaction	Maturity	December 31
				2012	2011
Securitization of the future flow of payment orders received from abroad	7.28.2004	305,400	8.20.2012	-	19,176
	6.11.2007	481,550	5.20.2014	168,411	272,016
	6.11.2007	481,550	5.20.2014	168,528	271,886
	12.20.2007	354,260	11.20.2014(1)	-	212,642
	12.20.2007	354,260	11.20.2014	150,878	212,642
	3.6.2008	836,000	5.22.2017	916,093	966,851
	12.19.2008	1,168,500	2.20.2019	1,077,558	966,503
	12.17.2009	133,673	11.20.2014	94,116	132,671
	12.17.2009	133,673	2.20.2017	135,413	144,328
	12.17.2009	89,115	2.20.2020	107,222	96,194
	8.20.2010	307,948	8.21.2017	338,938	337,844
	9.29.2010	170,530	8.21.2017	193,713	193,049
	11.16.2011	88,860	11.20.2018	106,418	96,459
	11.16.2011	133,290	11.22.2021	162,124	144,365
Total		5,038,609		3,619,412	4,066,626

(1) Securities settled in advance.

F - 112    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Subordinated debt

					R$ thousand
					December 31
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	2012	2011
In Brazil:
Subordinated CDB:
				100.0% of CDI rate + (0.3440% p.a.- 0.4914% p.a.)
2012 (1)	5	-	R$	IPCA + 7.632% p.a.	-	2,707,250
				100.0% of CDI rate + (0.344% p.a.- 1.0817% p.a.)
2013	5	575,000	R$	IPCA + (7.74% p.a.- 8.1863% p.a.)	972,796	881,982
2014	6	1,000,000	R$	112.0% of CDI rate	1,554,254	1,419,811
				IPCA + (6.92% p.a.- 8.55% p.a.)
2015	6	1,274,696	R$	108.0% to 112.0% of CDI rate	2,028,459	1,774,656
2016	6	500	R$	IPCA + 7.1292% p.a.	734	647
				100.0% of CDI rate + 0.87% p.a.
2012 (2)	10	-	R$	101.5% of CDI rate	-	2,025,858
2019	10	20,000	R$	IPCA + 7.76% p.a.	31,240	27,398
Financial notes:
2012 (3)	5	-	R$	103.0% of CDI rate	-	1,638,758
				IGP-M rate + 6.3874% p.a.
				IPCA + (6.7017% p.a.- 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	131,214	117,388
				100% of CDI rate + (1.2685%p.a.- 1.3656% p.a.)
				IGP-M rate + (5.7745% p.a.- 6.9588% p.a.)
				IPCA + (5.6030% p.a.- 7.5482% p.a.)
				Fixed rate of (11.7493% p.a.- 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,179,820	9,009,410
				100% of CDI rate + (0.7855%p.a.- 1.3061% p.a.)
				IGP-M rate + (4.0147% p.a.- 6.2626% p.a.)
				IPCA + (3.6712% p.a.- 6.2822% p.a.)
				Fixed rate of (9.3991% p.a.- 12.1754% p.a.)
2018 (4)	6	8,262,799	R$	105.0% to 112.0% of CDI rate	8,510,932	-
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate + 13.1763% p.a.	55,902	49,247
				IGP-M rate + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a.- 7.3743% p.a.)	170,309	149,177
2018	8	50,000	R$	IGP-M rate + 7.0670% p.a.	65,517	56,720
				100% of CDI rate + (1.0079%p.a.- 1.0412% p.a.)
				IGP-M rate + 4.17468% p.a.
				IPCA + (4.0262% p.a.- 6.1757% p.a.)
				Fixed rate of (10.1304% p.a.- 11.7550% p.a.)
2019 (5)	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,205,153	-
				IGP-M rate + 5.8351% p.a.
				IPCA + (5.8950% p.a.- 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	15,080	13,322
				IGP-M rate + 5.5341% p.a.
				IPCA + (3.9941% p.a.- 6.1386% p.a.)
				Fixed rate of (11.1291% p.a.- 11.8661% p.a.)
2020 (8)	8	28,556	R$	110.0% to 110.7% of CDI rate	30,354	-
2021	9	7,000	R$	111.0% of CDI rate	7,286	-
2012	10	-	R$	100.0% to 101.5% of CDI rate	-	606,852
				IGP-M rate + (6.0358% p.a.- 6.6244% p.a.)
				IPCA + (5.8789% p.a.- 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	22,117	19,669
				IGP-M rate + (3.9270% p.a.- 4.2994% p.a.)
				IPCA + (4.1920% p.a.- 6.0358% p.a.)
				Fixed rate of (10.3489% p.a.- 12.4377% p.a.)
2022 (6)	10	54,143	R$	110.0% to 111.3% of CDI rate	56,823	-
CDB pegged to loans:
2012 to 2016	2 to 5	6,017	R$	100% of CDI rate	6,751	7,900
Subtotal in Brazil					26,044,741	20,506,045

     Bradesco           F - 113

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Abroad:
2012 (3)	10	-	Yen	Rate of 4.05% p.a.	-	426,849
2013	10	1,434,750	US$	Rate of 8.75% p.a.	1,033,116	932,125
2014	10	801,927	Euro	Rate of 8.00% p.a.	612,924	552,418
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,552,158	1,439,617
2021	11	2,766,650	US$	Rate of 5.90% p.a.	3,334,521	3,053,037
2022 (8)	11	1,886,720	US$	Rate of 5.75% p.a.	2,274,254	-
Subtotal abroad					8,806,973	6,404,046

Overall total					34,851,714	26,910,091

(1)      Early settlement of subordinated debt amounting to R$461.505 thousand in February 2012 and subordinated debt operations that matured in November 2012;

(2)      Early settlement of subordinated debt amounting to R$1,065,699 thousand in February 2012, and subordinated debt operations amounting to R$570,470 thousand and R$994,000 thousand that matured in March and November 2012, respectively;

(3)      Subordinated debt operations that matured in April 2012;

(4)      Issue of financial notes, of which were issued as follows: (i) R$362,979 thousand in January 2012; (ii) R$2,030,486 thousand in February 2012; (iii) R$859,438 thousand in March 2012; (iv) R$789,635 thousand in April 2012; (v) R$3,926,706 thousand in May 2012; (vi) R$16,008 thousand in June 2012; (vii) R$56,300 thousand in July 2012; (viii) R$30,060 thousand in August 2012; (ix) R$36,825 thousand in September 2012; (x) R$128,927 thousand in October 2012; (xi) R$300 thousand in November 2012; and (xii) R$25,135 thousand in December 2012, maturing in 2018;

(5)      Issue of financial notes, of which were issued as follows: (i) R$23,633 thousand in July 2012; (ii) R$4,025 thousand in August 2012; (iii) R$922,816 thousand in October 2012; (iv) R$1,100,400 thousand in November 2012; and (v) R$1,066,700 thousand in December 2012, maturing in 2019;

(6)      Issue of financial notes, of which were issued as follows: (i) R$1,197 thousand in January 2012; (ii) R$820 thousand in February 2012; (iii) R$435 thousand in March 2012; (iv) R$2,400 thousand in April 2012; (v) R$11,000 thousand in May 2012; (vi) R$10,662 thousand in June 2012; (vii) R$748 thousand in July 2012; (viii) R$8,000 thousand in August 2012; (ix) R$7,223 thousand in September 2012; (x) R$10,600 thousand in October 2012; and (xi) R$1,058 thousand in December 2012, maturing in 2022;

(7)      In March 2012, subordinated debts totaling US$1,100,000 thousand was issued abroad with a 5.75% p.a. rate, maturing in January 2022; and

(8)      Issue of financial bills, of which were issued as follows: (i) R$601 thousand in September 2012; R$5,000 thousand in October 2012; and R$901 thousand in December 2012, maturing in 2020.

Legend:

CDB – Bank Deposit Certificate

CDI – Interbank Deposit Certificate

IPCA – Broad Consumer Price Index

DI-CETIP – Interbank rate published by the Centre for Securities Custody and Settlement

IGPM – General Market Price Index

F - 114    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Insurance technical provisions and pension plans

a)      Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)(3)		Total
	December 31		December 31		December 31
	2012	2011	2012	2011	2012	2011
Current and long-term liabilities
Mathematical provision for benefits to be granted	825,848	709,016	93,323,469	77,842,317	94,149,317	78,551,333
Mathematical provision for benefits granted	174,118	137,848	5,946,678	5,397,832	6,120,796	5,535,680
IBNR (Incurred But Not Reported) provision	1,281,188	1,098,702	942,521	750,076	2,223,709	1,848,778
Provision for unearned premiums	2,072,355	1,966,745	187,868	158,927	2,260,223	2,125,672
Provision for insufficient contributions (4)	-	-	5,062,023	3,636,981	5,062,023	3,636,981
Provision for insurance claims to be settled	3,077,957	2,498,967	1,041,065	1,010,561	4,119,022	3,509,528
Provision for premium insufficiency	-	-	468,761	473,682	468,761	473,682
Provision for financial surplus	-	-	368,033	379,694	368,033	379,694
Provision for administrative expenses	-	-	118,885	98,794	118,885	98,794
Other provisions	2,950,297	1,646,016	927,654	1,306,163	3,877,951	2,952,179
Total provisions	10,381,763	8,057,294	108,386,957	91,055,027	118,768,720	99,112,321

(1) “Other reserves” - Insurance basically refers to the technical reserves of the “personal health” portfolio recorded to (i) cover the differences of future premium adjustments and those required for the portfolio technical balance and (ii) adapt to current interest rate scenarios;

(2) Includes personal insurance and pension plans;

(3) “Other reserves” - Life and Pension Plan basically refers to “Reserve for unvested benefits (Life)”, “Reserve for redemption and other amounts to be settled”, “Reserve for risk fluctuation”, “Reserve for benefits to be settled” and “Additional premiums reserve;” and

(4) The contribution deficiency reserve for retirement and pension plans is calculated according to the normalized biometric table AT-2000, 1.5% p.a. improvement, considering males separated from females, who have a longer life expectancy, and an interest rate of 3.5% p.a. (2011 - 4.0% p.a.). For disability plans, the provision is also actuarially calculated according to the biometric AT-49 male table and the 3.5% p.a. interest rate (2011 - 4.0% p.a.).

     Bradesco           F - 115

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Technical provisions by product

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2012	2011	2012	2011	2012	2011
Health	5,650,060	4,020,463	-	-	5,650,060	4,020,463
Auto / Liability Insurance	2,696,872	2,473,454	-	-	2,696,872	2,473,454
DPVAT (Personal Injury Caused by Automotive Vehicles)	154,703	116,405	341,040	282,057	495,743	398,462
Life	-	-	4,433,645	4,001,258	4,433,645	4,001,258
Elementary lines (property/casualty)	1,880,128	1,446,972	-	-	1,880,128	1,446,972
Free Benefits Generating Plan - PGBL	-	-	20,608,501	15,457,576	20,608,501	15,457,576
Free Benefits Generating Life - VGBL	-	-	65,486,891	53,175,712	65,486,891	53,175,712
Traditional plans	-	-	17,516,880	18,138,424	17,516,880	18,138,424
Total technical provisions	10,381,763	8,057,294	108,386,957	91,055,027	118,768,720	99,112,321

c)   Technical provisions by aggregated products

	R$ thousand
	December 31
	2012	2011
Insurance – Vehicle, Elementary Lines, Life and Health	15,156,448	11,940,567
Insurance – Life with Survival Coverage (VGBL)	65,486,891	53,175,712
Pensions – PGBL and Traditional Plans	32,808,220	29,396,716
Pensions – Risk Traditional Plans	5,317,161	4,599,326
Total	118,768,720	99,112,321

F - 116    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)   Changes in the insurance and pension technical provisions

(i)            Insurance – Vehicle, General, Life, Health and Pension (Risk on Traditional Plans)

	R$ thousand
	Years ended December 31
	2012	2011
At the beginning of the year	16,539,893	14,336,364
(-) DPVAT insurance and retrocession	(397,032)	(294,453)
Subtotal at beginning of year	16,142,861	14,041,911
Additions	16,490,074	12,621,069
Reversals	(82,710)	(553,904)
Insurance losses paid	(13,151,150)	(10,463,886)
Changes in estimate of reported insurance losses	(145,610)	(41,745)
Monetary restatement and interest	732,735	539,416
Subtotal at end of year	19,986,200	16,142,861
(+) DPVAT insurance and retrocession	487,409	397,032
Total at Year-End	20,473,609	16,539,893

(ii)           Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2012	2011
At the beginning of the year	53,175,712	42,729,705
Receipt of premiums net of fees	17,469,175	14,599,241
Payment of benefits	(8,495)	(8,313)
Payment of redemptions	(9,155,922)	(7,764,952)
Monetary restatement and interest	4,359,943	3,652,071
Others	(353,522)	(32,040)
Total at Year-End	65,486,891	53,175,712

(iii)       Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2012	2011
At the beginning of the year	29,396,716	26,426,977
Receipt of contributions net of fees	2,093,058	1,954,865
Payment of benefits	(394,260)	(398,565)
Payment of redemptions	(1,276,002)	(1,164,597)
Monetary restatement and interest	2,690,842	2,276,707
Others	297,866	301,329
Total at Year-End	32,808,220	29,396,716

     Bradesco           F - 117

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)   Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2012	2011	2012	2011	2012	2011
Total technical reserves	10,381,763	8,057,294	108,386,957	91,055,027	118,768,720	99,112,321
(-) Loading on insurance sales – guarantee extension	(34,822)	-	-	-	(34,822)	-
(-) Portion corresponding to contracted reinsurance	(865,364)	(652,686)	(9,730)	(8,490)	(875,094)	(661,176)
(-) Deposits retained at IRB and court deposits	(23,484)	(23,102)	(59,436)	(68,703)	(82,920)	(91,805)
(-) Receivables	(744,265)	(772,878)	-	-	(744,265)	(772,878)
(-) Reserves from DPVAT agreements	(148,167)	(109,339)	(338,049)	(278,503)	(486,216)	(387,842)
To be insured	8,565,661	6,499,289	107,979,742	90,699,331	116,545,403	97,198,620
Investment fund quotas (VGBL and PGBL) (1)	-	-	82,964,196	68,233,216	82,964,196	68,233,216
Investment fund quotas (excluding VGBL and PGBL)	2,452,379	6,903,381	13,297,804	16,372,406	15,750,183	23,275,787
Government securities	6,691,646	-	10,174,124	4,660,749	16,865,770	4,660,749
Private securities	105,188	86,803	212,432	569,495	317,620	656,298
Shares	4,710	2,802	1,504,244	1,280,110	1,508,954	1,282,912
Total guarantees of technical reserves	9,253,923	6,992,986	108,152,800	91,115,976	117,406,723	98,108,962

(1)  The “VGBL” and “PGBL” mutual funds were consolidated in the consolidated financial statements.

F - 118    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Changes in deferred selling expenses (insurance assets)

	R$ thousand
	Years ended December 31
	2012	2011
At the beginning of the year	557,708	417,427
Additions	4,768,137	4,504,935
Reversals	(4,120,756)	(4,364,654)
Total at Year-End	1,205,089	557,708

g)   Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2012	2011
At the beginning of the year	695,145	646,894
Additions	331,451	196,532
Reversals	(5,623)	(25,671)
Recovered insurance losses	(152,011)	(127,325)
Adjustment of inflation and interest	21,223	25,044
Others	(1,644)	(20,329)
Total at Year-End	888,541	695,145

h)   Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the carrying amounts.

     Bradesco           F - 119

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

		R$ thousand
		Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	Total
Amount estimated for the claims
• In the year of notification	2,023,548	1,697,160	1,701,439	1,152,371	2,058,559	2,414,674	2,647,298	3,134,409	-
• One year after notification	1,955,138	1,626,143	1,638,346	1,108,270	2,037,365	2,394,609	2,626,356	-	-
• Two years after notification	1,921,320	1,600,359	1,596,899	1,088,069	2,018,329	2,387,075	-	-	-
• Three years after notification	1,912,062	1,603,521	1,593,526	1,094,795	2,015,921	-	-	-	-
• Four years after notification	1,918,314	1,597,707	1,598,083	1,102,364	-	-	-	-	-
• Five years after notification	1,925,223	1,605,888	1,600,766	-	-	-	-	-	-
• Six years after notification	1,926,098	1,612,902	-	-	-	-	-	-	-
• Seven years after notification	1,931,580	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2012)	1,931,580	1,612,902	1,600,766	1,102,364	2,015,921	2,387,075	2,626,356	3,134,409	16,411,373
Payments of claims	(1,848,126)	(1,573,900)	(1,546,892)	(939,066)	(1,922,031)	(2,233,492)	(2,357,361)	(2,259,226)	(14,680,094)
Outstanding Claims	83,454	39,002	53,874	163,298	93,890	153,583	268,995	875,183	1,731,279

Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

		R$ thousand
		Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	Total
Amount estimated for the claims
• In the year of notification	1,725,277	1,464,086	1,421,768	859,651	1,791,249	2,260,194	2,440,426	2,804,706	-
• One year after notification	1,675,830	1,415,281	1,385,711	846,124	1,773,092	2,235,404	2,417,095	-	-
• Two years after notification	1,635,350	1,413,371	1,381,949	835,214	1,766,152	2,232,926	-	-	-
• Three years after notification	1,639,187	1,417,612	1,379,442	844,636	1,769,942	-	-	-	-
• Four years after notification	1,653,212	1,417,980	1,386,605	850,115	-	-	-	-	-
• Five years after notification	1,670,356	1,429,154	1,392,108	-	-	-	-	-	-
• Six years after notification	1,686,295	1,437,203	-	-	-	-	-	-	-
• Seven years after notification	1,693,860	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2012)	1,693,860	1,437,203	1,392,108	850,115	1,769,942	2,232,926	2,417,095	2,804,706	14,597,955
Payments of claims	(1,651,168)	(1,408,297)	(1,361,176)	(800,019)	(1,702,283)	(2,131,378)	(2,236,218)	(2,192,207)	(13,482,746)
Outstanding Claims	42,692	28,906	30,932	50,096	67,659	101,548	180,877	612,499	1,115,209

F - 120    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, gross reinsurance(1)

		R$ thousand
		Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	Total
Amount estimated for the claims
• In the year of notification	816,255	624,866	592,756	687,464	761,747	856,558	1,048,284	1,058,063	-
• One year after notification	778,352	608,403	591,752	696,812	780,007	861,234	1,057,954	-	-
• Two years after notification	755,274	590,246	594,548	708,354	793,788	871,178	-	-	-
• Three years after notification	747,555	586,480	592,715	704,748	786,963	-	-	-	-
• Four years after notification	738,165	590,823	593,654	703,871	-	-	-	-	-
• Five years after notification	738,659	583,930	590,594	-	-	-	-	-	-
• Six years after notification	734,144	580,295	-	-	-	-	-	-	-
• Seven years after notification	726,053	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2012)	726,053	580,295	590,594	703,871	786,963	871,178	1,057,954	1,058,063	6,374,971
Payments of claims	(691,644)	(528,535)	(526,706)	(636,124)	(695,312)	(744,408)	(900,129)	(805,666)	(5,528,524)
Outstanding Claims	34,409	51,760	63,888	67,747	91,651	126,770	157,825	252,397	846,447

Life – Insurance claims, net reinsurance(1)

		R$ thousand
		Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	Total
Amount estimated for the claims
• In the year of notification	816,154	623,675	569,701	684,770	751,864	855,545	1,045,639	1,053,267	-
• One year after notification	778,251	607,198	569,881	693,977	769,993	860,306	1,056,090	-	-
• Two years after notification	755,173	589,042	572,675	705,518	783,643	869,879	-	-	-
• Three years after notification	747,454	585,275	570,813	701,913	776,784	-	-	-	-
• Four years after notification	738,064	589,619	571,776	701,035	-	-	-	-	-
• Five years after notification	738,558	582,725	568,688	-	-	-	-	-	-
• Six years after notification	734,043	579,091	-	-	-	-	-	-	-
• Seven years after notification	725,952	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2012)	725,952	579,091	568,688	701,035	776,784	869,879	1,056,090	1,053,267	6,330,786
Payments of claims	(691,543)	(527,331)	(505,174)	(633,288)	(687,323)	(743,479)	(898,265)	(800,983)	(5,487,386)
Outstanding Claims	34,409	51,760	63,514	67,747	89,461	126,400	157,825	252,284	843,400

(1)      The claims table does not include the products Health insurance – R$ 1,266,195   thousand,  DPVAT insurance – R$ 253,276  thousand and Retrocession – R$ 21,825  thousand.

     Bradesco           F - 121

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

37)  Supplemental pension plans

Bradesco and its subsidiaries sponsor an unrestricted benefit pension plan (PGBL) for employees and directors which is a private defined contribution pension plan that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions to be invested in an Exclusive Investment Fund (FIE).

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A. The Securities Dealer Company (DTVM) is responsible for the financial management of FIE.

Contributions made by employees and directors of Bradesco and its subsidiaries are for the equivalent of at least 4% of their salary, except for participants who chose to migrate from the defined benefit plan to a defined contribution plan (PGBL) in 2001, whose contributions to the PGBL were maintained at the levels that prevailed for the defined benefit plan when they migrated, always respecting the 4% minimum.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

Contributions to the PGBL plan in 2012 totaled R$ 590,907 thousand (2011 - R$ 566,724 thousand and 2010 - R$ 379,486 thousand).

In addition to the aforementioned plan (PGBL), participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the plan. For participants of the defined benefit plan, whether they migrated to the PGBL plan or not, for retirees and pensioners, the present value of the actuarial plan obligation is fully covered by the plan assets.

Banco Alvorada S.A. (successor from the of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social - Bases (related to the former employees of Baneb).

Banco Bradesco BBI S.A. (formally Banco BEM S.A.) sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan through Caixa de Previdência Privada do Bando do Estado do Ceará - Cabec.

On December 31 of each year we conduct an assessment of the plans of our subsidiaries Alvorada, BBI and Alvorada CCFI. IAS 19 establishes that the employer must recognize prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and must recognize the changes in the financial condition during the year in which the changes occurred, in profit or loss.

In 2012, according to IAS 19 – Employee Benefit, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, recalculated their actuarial commitments using a real interest rate that reflects the new real interest rate scenario, recognizing their obligations in the financial statements.

F - 122    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Alvorada, BBI and Alvorada CCFI Plans
	Years ended December 31
	2012	2011
(i) Projected benefit obligations:
At the beginning of the year	999,483	902,105
Cost of current service	(370)	(296)
Interest cost	102,939	93,639
Participant’s contribution	1,548	3,518
Actuarial loss	366,194	75,089
Benefit paid	(80,189)	(74,572)
At the end of the year	1,389,605	999,483

(ii) Plan assets comprise:
At the beginning of the year	1,032,853	970,894
Expected returns	176,505	126,965
Contributions received:
Employer	6,871	6,048
Employees	1,548	3,518
Benefits paid	(80,189)	(74,572)
At the end of the year	1,137,588	1,032,853

(iii) Financial position:
Plans in deficit	(252,017)	(88,671)
Plans in surplus	-	122,041
Net balance	(252,017)	33,370

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Alvorada, BBI and Alvorada CCFI Plans
	Years ended December 31
	2012	2011	2010
Projected benefit obligations:
Cost of service	(370)	(704)	1,584
Cost of interest on actuarial obligations	102,939	49,694	44,458
Expected returns from the assets of the plan	(106,983)	(42,814)	(40,760)
Net periodic cost/ (benefit)	(4,414)	6,176	5,282

The accumulated obligations of the pension plans are included in “Other Liabilities”, in our consolidated statement of financial position.

Benefit obligations and net periodic benefit cost for the years 2012 and 2011 for our subsidiaries Alvorada, BBI, and Alvorada CCFI plans, were determined using the following assumptions:

     Bradesco           F - 123

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	December 31
	2012	2011
Discount rate (1)	8.7%	10.5%
Expected long-term rate of return on the assets	8.7%	10.5%
Increase in salary levels	4.5%	7.6%

(1)    In 2012, considering an inflation rate of 4.5% p.a. and a real discount rate of 4.0% p a. (2011 - 6.0% p a.).

The long-term rate of return on plan assets is based on the following:

•      Medium- to long-term expectations of the asset managers; and

•      Public and private securities, a significant portion of the investments portfolio of our subsidiaries Alvorada, BBI and Alvorada CCFI, the profitability of which is higher than inflation plus interest, with short to long-term maturities.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	Assets of the Alvorada Plan		Assets of the BBI Plan		Assets of the Alvorada CCFI Plan
	December 31		December 31		December 31
	2012	2011	2012	2011	2012	2011
Asset categories
Marketable equity securities	-	-	10.3%	9.9%	-	-
Public and private securities	86.9%	86.4%	85.3%	85.4%	-	-
Mutual funds	6.2%	6.5%	0.7%	0.8%	94.5%	95.2%
Properties	5.2%	5.5%	-	-	3.4%	2.7%
Other	1.7%	1.6%	3.7%	3.9%	2.1%	2.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

F - 124    IFRS – International Financial Reporting Standards – December 2012

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

The Management understands that the accrued provision is sufficient to cover any losses arising from the related proceedings.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

                  I -       Labor claims

These are claims from former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings requiring judicial deposits to guarantee the execution of the judgment, the amount of labor provisions are recorded considering the estimated loss of these deposits. For other proceedings, the provision is recorded based on the average of payments made for claims settled in the last 12 months.

Overtime is controlled through the use of electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees of the Organization do not represent significant amounts.

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

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the monthly minimum wages salaries and are not events that cause a significant impact on the consolidated financial position of the Organization.

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

     Bradesco           F - 125

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

c)      Tax and social security obligations

The Organization is disputing in court the legality and constitutionality of certain taxes and contributions, which mainly relate to:

- Cofins – R$ 7,863,875 thousand (2011 – R$ 6,345,973 thousand): a request for authorization to calculate and pay Cofins, from October 2005, based on effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

- INSS Autonomous Brokers – R$ 1,140,796 thousand (2011 – R$ 1,004,092 thousand): we are questioning the incidence of social security contribution on remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that services are not provided to insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

- IRPJ/Loan Losses – R$ 797,811 thousand (2011 – R$ 703,568 thousand): we are requesting authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the total or partial amount of effective and definite loan losses, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

- CSLL – Deductibility on the IRPJ calculation basis – R$ 684,739 thousand (2011 – R$ 607,405 thousand) : we are requesting to calculate and pay income tax due, related to the 1997 base year and subsequent years, without adding the CSLL to the respective calculation basis, set forth by Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

- PIS – R$ 302,089 thousand (2011 – R$ 293,267 thousand): we are requesting the authorization to offset amounts overpaid in 1994 and 1995 base years as contribution to PIS, corresponding to the amount that exceeds the calculation basis established in the Constitution, i.e., gross operating income, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

F - 126    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)      Changes in other provision

	R$ thousand
	Labor	Civil	Tax and Social Security
Balance on December 31, 2010	1,578,688	2,657,620	9,091,558
Balance acquired	78	110,273	7,785
Indexation charges	206,514	380,323	997,466
Additions, net of reversals	1,026,420	635,778	2,288,447
Payments	(500,540)	(445,594)	(108,366)
Balance on December 31, 2011	2,311,160	3,338,400	12,276,890
Indexation charges	263,625	430,212	842,563
Additions, net of reversals	509,846	461,101	1,747,270
Payments	(593,374)	(514,001)	(26,499)
Balance on December 31, 2012	2,491,257	3,715,712	14,840,224

e)      Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal advisors, classifies the lawsuits according to the expectation of loss as possible. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recorded as a liability in the financial statements. The main proceedings with this classification are the following: a) leasing companies‟ Tax on Services of any Nature (ISSQN), the total processes of which correspond to R$ 1,132,804 thousand (2011 – R$ 517,667 thousand). In this lawsuit, we discuss the demand of tax by municipalities other than those where the companies are located and where, in compliance with the law, the tax is collected; and b) 2006-2009 income tax and social contribution, relating to the goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 711,431 thousand (2011 – R$ 372,323 thousand); and c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$ 469,337 thousand; and d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from mark-to-market securities in 2007, amounting to R$ 226,145 thousand.

     Bradesco           F - 127

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)  Other liabilities

	R$ thousand
	December 31
	2012	2011
Financial liabilities
Credit card transactions (1)	14,848,920	12,678,343
Foreign exchange transactions (2)	11,418,508	9,358,759
Negotiation and intermediation of securities	5,485,497	2,556,805
Liabilities for acquisition of assets – financial leasing (39 a)	858,258	767,356
Capitalization bonds	5,448,701	4,571,294

Other liabilities
Third party funds in transit (3)	5,561,157	4,528,562
Provision for payments	5,053,153	4,129,922
Corporate and statutory obligations	2,489,162	2,352,511
Liabilities for acquisition of assets and rights	2,008,253	2,103,213
Sundry creditors	2,454,444	2,091,235
Other taxes payable	1,107,665	562,708
Others	4,793,496	5,060,449
Total	61,527,214	50,761,157

(1)      Refers to amounts payable to merchants;

(2)      Mainly refers to the institution’s sales in foreign currency to customers and its right’s in domestic currency, resulting from exchange sale operations; and

(3)      Mainly refers to payment orders issued on the country’s cities and the amount of payment orders in foreign currency coming from overseas.

a)     Composition by maturity of financial leasing

	R$ thousand
	December 31
	2012	2011
Due within one year	365,302	337,614
From 1 to 2 years	226,680	241,872
From 2 to 3 years	164,463	118,508
From 3 to 4 years	81,091	62,043
From 4 to 5 years	20,722	7,319
Total	858,258	767,356

Total non-cancellable minimum future payments from operational lease at December 31, 2012 are        R$ 3,640,839 thousand, of which R$ 515,521 thousand is due within 1 year, R$ 1,736,428 thousand between 1-5 years and R$ 1,388,890 thousand with more than 5 years.

F - 128    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

40)  Equity

a)         Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	December 31
	2012	2011
Ordinary	1,912,397,390	1,912,397,390
Preferred	1,912,397,191	1,912,397,191
Subtotal	3,824,794,581	3,824,794,581
In treasury (ordinary)	(2,635,100)	(2,487,000)
In treasury (preferred)	(4,786,700)	(4,466,400)
Total outstanding	3,817,372,781	3,817,841,181

ii.   Changes in capital stock, in number of shares

	Ordinary	Preferred	Total
Number of shares outstanding on December 31, 2010	1,880,830,018	1,881,225,123	3,762,055,141
Capital stock increase through share subscription	31,172,072	31,172,068	62,344,140
Shares acquired and not cancelled	(2,091,700)	(4,466,400)	(6,558,100)
Number of shares outstanding on December 31, 2011	1,909,910,390	1,907,930,791	3,817,841,181
Shares acquired and not cancelled	(148,100)	(320,300)	(468,400)
Number of shares outstanding on December 31, 2012	1,909,762,290	1,907,610,491	3,817,372,781

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

The Special General Meeting held on March 10, 2011 decided to increase share capital by R$ 100,000 thousand, thus raising it from R$ 30,000,000 thousand to R$ 30,100,000 thousand, by using part of the balance of the "Capital Reserve and Profit Reserve - Legal" accounts without issuing shares. The process was ratified by the Brazilian Central Bank on March 18, 2011.

Treasury shares are recorded at cost, which is approximately equivalent to the market prices on the date they are acquired. Cancellation of treasury shares is recorded as reduction of unappropriated retained earnings. Treasury shares are acquired for subsequent sale or cancellation.

     Bradesco           F - 129

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

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Organization’s active operations, may be fully formed of 100% of net income remaining after statutory allocations by proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, up to the limit of 95% of the Organization’s paid-in capital share amount.

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

In 2012 the Organization distributed dividends (including interest on equity) of R$ 3,894,998 thousand, being attributed to the shareholders, the amount per share of R$ 0.97 to the ordinary shares and R$ 1.07 to the preferred shares (2011 - R$ 3,740,410 thousand, of which R$ 0.93 to the ordinary shares and R$ 1.03 to the preferred shares, and 2010 - R$ 3,369,083 thousand, of which R$ 0.85 to the ordinary shares and R$ 0.94 to the preferred shares).

F - 130    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

41)  Transactions with related parties

The principal shareholders of Bradesco are Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco. Fundação Bradesco is a not-for-profit entity that for more than 40 years has been helping to develop the potential of children and youngsters by means of schools in needy regions.

The main transactions with related parties are presented as follows:

	R$ thousand
	December 31
	2012	2011
Assets
Loans and advances to banks	107,150	246,220
Crediare S.A. Crédito Financiamento e Investimento	107,150	246,220
Other assets	10,280	10,152
Cia. Brasileira de Soluções e Serviços - Alelo	10,280	8,772
Crediare S.A. Crédito Financiamento e Investimento	-	1,380
Liabilities and Equity
Deposits from customers	(208,378)	(242,756)
Cidade de Deus Companhia Comercial de Participações	(24,982)	(45,207)
Key Management Personnel	(156,160)	(175,185)
Others associates	(27,236)	(22,364)
Funds from securities issued	(749,315)	(687,118)
Cia. Brasileira de Soluções e Serviços - Alelo	(103,999)	(61,408)
Brasileira de Meios de Pagamento – (“Cielo”)	(18,427)	(40,606)
Key Management Personnel	(608,260)	(578,597)
Others associates	(18,629)	(6,507)
Subordinated debt	(698)	(65,333)
Cidade de Deus Companhia Comercial de Participações	-	(26,625)
Fundação Bradesco	(698)	(38,708)
Corporate and statutory obligations	(735,902)	(775,636)
Cidade de Deus Companhia Comercial de Participações	(541,990)	(571,254)
Fundação Bradesco	(193,912)	(204,382)
Other liabilities	(8,027)	(10,566)
Fidelity Processadora e Serviços S.A.	(8,027)	(10,566)

     Bradesco           F - 131

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Years ended December 31
	2012	2011	2010
Revenues and expenses
Net Interest income	(64,015)	(81,358)	(74,682)
Crediare S.A. Crédito Financiamento e Investimento	10,023	22,840	14,322
Cidade de Deus Companhia Comercial de Participações	(207)	(9,338)	(10,281)
Fundação Bradesco	(1,625)	(6,519)	(6,980)
Key Management Personnel	(63,296)	(76,213)	(63,926)
Others associates	(8,910)	(12,128)	(7,817)
Net gain with derivative financial instruments	-	5	1,667
Crediare S.A. Crédito Financiamento e Investimento	-	5	1,667
Other revenues	39,501	34,053	13,857
Cia. Brasileira de Soluções e Serviços - Alelo	39,501	34,053	13,857
Other expenses	(117,222)	(108,932)	(204,044)
Fidelity Processadora e Serviços S.A.	(115,403)	(108,584)	(182,027)
CPM Braxis S.A. – Associates	-	-	(21,400)
Others associates	(1,819)	(348)	(617)

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•       The overall annual amount of the remuneration of the Management Officers, which is allocated in a meeting of the Board of Directors, to the members of the Board itself and of the Executive Board, as determined in the By-Laws; and

•       The amount set aside to cover the Supplemental Pension Plans for which managers are eligible, within the Pension Plan for the Employees and Management Officers of the Organization.

For 2012, a maximum amount of R$ 344,400 thousand (2011 - R$ 364,100 thousand) was determined for remuneration of the Management (salaries and bonuses) and R$ 334,000 thousand (2011 - R$ 344,800 thousand) to cover the cost of the defined contribution supplemental pension plans. In 2012, Bradesco established that 50% of the Management variable compensation must be destined to the Management acquires the shares of Bradesco, which will be unlocked for trading in three equal, annual and successive installments, the first of which matures in the year following the payment date.

Short-term benefits for management

	R$ thousand
	Years ended December 31
	2012	2011	2010
Salaries	336,912	351,933	243,682
INSS contributions	75,510	78,881	54,608
Total	412,422	430,814	298,290

F - 132    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Post-employment benefits

	R$ thousand
	Years ended December 31
	2012	2011	2010
Defined contribution supplementary pension plans	324,132	339,078	223,832
Total	324,132	339,078	223,832

The Organization has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key management personnel.

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

b)   Equity participation

The members of the Board of Directors and of the Executive Board own in total the following percentage of participation in Bradesco on:

	December 31
	2012	2011
Ordinary shares	0.73%	0.74%
Preferred shares	1.00%	1.03%
Total shares (1)	0.86%	0.89%

(1)  In 2012, direct and indirect shareholding of the members of Board of Directors and Board of Executive Officers totaled 3.05% of ordinary shares, 1.05% of preferred shares and 2.05% of all shares (2011 - 3.15% of ordinary shares, 1.09% of preferred shares and 2.12% of all shares).

     Bradesco           F - 133

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

42)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments, based on the final maturity:

	R$ thousand
	December 31
	2012	2011
Commitments to extend credit (1)	142,167,642	130,662,726
Financial guarantees (2)	59,910,682	48,479,357
Letters of credit for imports	1,609,757	1,700,341
Total	203,688,081	180,842,424

(1)     Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(2)     Refers to guarantees mostly provided for Corporate customers.

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

43)  Recent Acquisitions

In 2011, at an auction sale held by BM&FBOVESPA, the Organization acquired a controlling interest in Banco do Estado do Rio de Janeiro S.A. (BERJ). The transaction involved the purchase of 96.99% of common shares and 95.21% of preferred shares representing 96.23% of BERJ's share capital. The acquisition date was in November 2011, date of approval by the Central Bank of Brazil, at the value of R$ 1,134,657 thousand where, R$ 200,446 thousand was paid in cash, R$ 905,475 thousand to be paid at a future date (included in “Other liabilities”) and R$ 28,736 thousand in public securities, whose fair value on the transaction date was to R$ 14,368 thousand. In 2012, we acquired from non-controlling shareholders their remaining stake for R$ 50,616 thousand in cash. We then held 100% of BERJ’s share capital, whose effect was treated as capital transaction.

F - 134    IFRS – International Financial Reporting Standards – December 2012

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

See below the summarized fair values of the assets acquired and liabilities assumed for these acquisitions at the date of acquisition:

R$ thousand
2011
BERJ
Cash and cash equivalents	138
Financial assets	301,647
Other assets	1,723,879
Other liabilities	(499,392)
Fair value of net assets acquired	1,526,272
Total cost of acquisitions	1,120,289
Bargain purchase gain	(405,983)

Regarding the bargain purchase gain, calculated in the acquisition of BERJ, mainly due to tax credits, the Organization assessed, identified and recognized all assets acquired and liabilities assumed. The bargain purchase gain on acquisition was recognized in the consolidated statement of income in “Other operating income/(expenses)” during the year 2011.

The total consideration given for the acquisition was as following:

R$ thousand
2011
BERJ
Cash payment	200,446
Amounts payable	905,475
Government securities, at fair value	14,368
Total cost of acquisitions	1,120,289

These acquisition was consolidated from the date that the majority control was acquired.

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

•       Change in IAS 19 – Employee Benefits – This change requires an elimination of the alternative of using the “corridor” method and required every movimentation to be booked in Other comprehensive income.

•       IFRS 10 - Financial Statements - alters current criteria for consolidation (IAS 27 - Consolidated and Separate Statements) by introducing a new concept of control to determine whether an entity should be consolidated. Under IFRS 10, an investor controls an investee in the following cases: (i) it has power over the investee; (ii) it has exposure to, or rights to, variable returns from its involvement with the investee; and (iii) it has the ability to use its power over the investee to affect its returns.

     Bradesco           F - 135

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       IFRS 11 "Joint Arrangements" - replaces IAS 31 "Interests in joint ventures". The new standard will focus more on rights and obligations, with use of the equity method of accounting rather than proportionate consolidation. The fundamental principle is that parties to an agreement decide the nature of the venture: Joint operations, rights and obligations for assets and liabilities related to the agreement. Parties recognize their assets, liabilities with the corresponding revenues and expenses; and (ii) Joint Venture, rights to net assets of the agreement. Parties recognize their investments using the equity method of accounting.

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

Management of the Organization analyzed the accounting standards described above, considering its current operations, and expects that there are no significant impacts upon the adoption of these standards.

45)  Subsequent events

The Special General Meeting held on March 11, 2013 decided to increase share capital by R$ 8,000,000 thousand, thus raising it from R$ 30,100,000 thousand to R$ 38,100,000 thousand, with 10% bonus shares.

F - 136    IFRS – International Financial Reporting Standards – December 2012

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