Form 20-F
period 2013-12-31
BANK BRADESCO
filed 2014-04-30
CIK 1160330

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2013:

2,100,738,519	Common Shares, without par value
2,095,770,640	Preferred Shares, without par value

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

2   Form 20-F – December 2013

Form 20-F

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms "Bradesco," the "Company," the "Bank," the "Bradesco Group," "we,” the “Organization” and "us" refer to Banco Bradesco S.A., a sociedade anônima organized under the laws of Brazil and, unless otherwise indicated, its consolidated subsidiaries. We are a full-service financial institution providing, directly or through our subsidiaries, a full range of banking, financial, purchasing consortium management, asset management, insurance, investment banking, pension plan (or pension) and capitalization bond services for all segments of the Brazilian market. Our operations are based primarily in Brazil.

All references herein to "real," "reais" or "R$" refer to the Brazilian real, the official currency of Brazil. References herein to "U.S. dollars," "dollar" and "US$" refer to United States dollars, the official currency of the United States of America (“USA”).

Our audited consolidated financial statements as of and for the years ended December 31, 2013, 2012 and 2011, with the corresponding notes, are included under "Item 18. Financial Statements" of this annual report and were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For certain purposes, such as reports for Brazilian shareholders, filings with the Brazilian Securities and Exchange Commission ("CVM") and determining dividend and federal income tax payments, we use accounting practices adopted in Brazil for financial institutions authorized to operate by the Brazilian Central Bank (Banco Central do Brasil), or the "Central Bank."

On March 31, 2014, the real/U.S. dollar exchange rate was R$2.2630 per US$1.00 based on the closing selling exchange rate reported by the Central Bank. The selling exchange rate as of December 31, 2013 was R$2.3426 per US$1.00. See "Item 3.A. Selected Financial Data-Exchange Rate Information" for more information regarding the exchange rates applicable to the Brazilian currency since 2009. The closing selling commercial exchange rate at March 31, 2014 or at any other date indicated in this annual report may  not be indicative of current or future exchange rates.

Some data related to economic sectors presented in this annual report was obtained from the following sources: Brazilian Association of Credit Card Companies and Services (Associação Brasileira das Empresas de Cartão de Crédito e Serviços), or ABECS; Brazilian Association of Leasing Companies (Associação Brasileira de Empresas de Leasing), or ABEL; Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais), or ANBIMA; Brazilian Health Insurance Authority (Agência Nacional de Saúde Suplementar), or ANS; the Central Bank; Brazilian Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES; National Association of Private Pension Plans and Life (Federação Nacional de Previdência Privada e Vida), or FENAPREVI; Getulio Vargas Foundation (Fundação Getulio Vargas), or FGV; and Private Insurance Superintendence (Superintendência de Seguros Privados), or SUSEP. We believe these sources are reliable, but we cannot take responsibility for the accuracy of this data.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

References in this annual report to the “common shares” and “preferred shares” are to our common shares and preferred shares, respectively, and together our "shares."

References to “preferred share ADSs” in this annual report are to preferred share American Depositary Shares, each representing one preferred share. The preferred share ADSs are evidenced by preferred share American Depositary Receipts, or preferred share ADRs, issued pursuant to an Amended and Restated Deposit Agreement, dated as of July 22, 2009, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of preferred share ADSs evidenced by preferred share ADRs issued thereunder (the “Preferred Share ADS Deposit Agreement”).

References in this annual report to "common share ADSs" are to common share American Depositary Shares, with  each common share ADS representing one common share.  The common share ADSs are evidenced by common share American Depositary Receipts, or common share ADRs, issued pursuant to a Deposit Agreement dated as of March 13, 2012 by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of common share ADSs evidenced by common share ADRs issued thereunder (the "Common Share ADS  Deposit Agreement" and,  together with the “Preferred Share ADS Deposit Agreement”, the "Deposit Agreements").

References throughout this annual report to "ADSs" are to our preferred share ADSs and common share ADSs, together.

4   Form 20-F – December 2013

Form 20-F

Throughout this annual report, we may indicate that certain information is available at different websites operated by us. None of the information on the websites referred to or mentioned in this annual report is part of or is incorporated by reference herein.

FORWARD‑LOOKING STATEMENTS

This annual report contains forward‑looking statements as defined in Section 27A of the Securities Act of 1933, as amended, or "Securities Act," and Section 21E of the Securities Exchange Act of 1934, as amended, or "Exchange Act." These statements are based mainly on our current expectations and projections of future events and financial trends that currently affect or might affect our business. In addition to the items discussed in other sections of this annual report, there are many significant factors that could cause our financial condition and results of operation to differ materially from those set out in our forward-looking statements, including, but not limited to, the following:

•      global economic conditions;

•      economic, political and business conditions in Brazil and in the  other markets in which we operate;

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

     Bradesco  5

Form 20-F

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

We present below our selected financial data derived from our consolidated financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009. The data as of and for the years ended in 2013, 2012 and 2011 is derived from our consolidated financial statements, included elsewhere in this annual report, which were audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report included in this annual report. The data for the years ended December 31, 2010 and 2009, is derived from our consolidated financial statements, which are not included herein, which were audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report that is not included herein.

Until December 31, 2012, our interests in jointly-owned entities (joint ventures) were proportionately consolidated, in accordance with IAS 31. As of January 1, 2013, we adopted IFRS 11 – “Joint Arrangements”, thus changing the accounting policy to be applied to interest in jointly-owned entities to the equity method of accounting. The data as of December 31, 2013, 2012 and 2011 and for years ended December 31, 2013, 2012 and 2011 presented in this annual report reflect retrospectively the effects of this adoption. For more information regarding the adoption of this policy, see Note 2(a)iii to our consolidated financial statements in "Item 18. Financial Statements”.

The following selected financial data should be read together with the "Presentation of Financial and Other Information" and "Item 5. Operating and Financial Review and Prospects."

6   Form 20-F – December 2013

Form 20-F

Selected Financial Data

Year ended December 31,	US$ in thousands (1)	R$ in thousands
	2013	2013	2012	2011	2010	2009
			(Restated)	(Restated)
Data from the Consolidated Statement of Income
Interest and similar income	40,071,863	90,682,625	83,031,854	82,152,096	63,772,183	55,165,229
Interest and similar expenses	(18,286,408)	(41,382,142)	(39,646,131)	(46,763,775)	(31,000,892)	(27,974,717)
Net interest income	21,785,454	49,300,483	43,385,723	35,388,321	32,771,291	27,190,512
Fee and commission income	6,423,209	14,535,723	12,757,131	10,932,237	9,421,485	7,866,601
Fee and commission expenses	(15,926)	(36,041)	(36,391)	(33,978)	(26,947)	(19,219)
Net fee and commission income	6,407,283	14,499,682	12,720,740	10,898,259	9,394,538	7,847,382
Net gains/(losses) on financial instruments classified as held for trading	(2,558,590)	(5,790,089)	2,110,112	(608,271)	2,212,733	5,983,781
Net gains/(losses) on financial assets classified as available for sale	(2,695,882)	(6,100,782)	1,895,974	365,302	754,416	757,255
Net gains/(losses) of foreign currency transactions	(483,251)	(1,093,597)	(1,087,595)	2,625,816	(682,961)	(897,638)
Income from insurance and pension plans	3,063,933	6,933,680	1,413,016	3,076,175	2,577,730	1,778,016
Impairment of loans and advances	(4,252,704)	(9,623,870)	(11,451,383)	(8,239,358)	(5,756,125)	(10,809,611)
Personnel expenses	(5,459,310)	(12,354,418)	(11,559,002)	(11,094,794)	(8,794,017)	(7,334,164)
Other administrative expenses	(5,369,658)	(12,151,537)	(11,803,989)	(11,380,270)	(9,761,445)	(8,138,058)
Depreciation and amortization	(1,211,149)	(2,740,830)	(2,488,182)	(2,117,666)	(1,966,433)	(1,516,529)
Other operating income/(expenses)	(3,368,202)	(7,622,240)	(8,674,178)	(5,106,092)	(6,002,663)	(3,024,640)
Income before income taxes and equity in the earnings of associates	5,857,924	13,256,482	14,461,236	13,807,422	14,747,064	11,836,306
Equity in the earnings of associates and joint ventures	469,592	1,062,687	980,212	803,820	577,053	728,867
Income before income taxes	6,327,516	14,319,169	15,441,448	14,611,242	15,324,117	12,565,173
Income and social contribution taxes	(810,000)	(1,833,031)	(4,089,754)	(3,521,800)	(5,271,924)	(4,264,330)
Net income for the year	5,517,516	12,486,138	11,351,694	11,089,442	10,052,193	8,300,843
Attributable to shareholders
Controlling	5,477,649	12,395,920	11,291,570	10,958,054	9,939,575	8,283,007
Non-controlling interest	39,867	90,218	60,124	131,388	112,618	17,836

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais  at an exchange rate of R$2.2630 per US$1.00, the Central Bank exchange rate on March 31, 2014. Such translations should not be construed as a representation that the Brazilian real  amounts presented were or could be converted into U.S. dollars at that rate.

Year ended December 31,	R$, except for number of shares
	2013	2012	2011	2010	2009
		(Restated)	(Restated)
Data on Earnings and Dividends per Share (1)
Earnings per share (2) (3) (4) (5)
Common	2.81	2.56	2.49	2.27	1.91
Preferred	3.09	2.82	2.74	2.49	2.10
Dividends/interest on equity per share (2)
Common	0.93	0.88	0.84	0.77	0.66
Preferred	1.02	0.97	0.93	0.85	0.72
Weighted average number of outstanding shares
Common	2,100,738,519	2,100,833,147	2,099,843,709	2,068,913,020	2,042,318,414
Preferred	2,096,606,848	2,098,472,511	2,097,504,111	2,069,503,929	2,042,354,064

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

(4) On December 17, 2010, the Special Shareholders´ Meeting voted in favor of a share capital increase of R$1,500 million, increasing share capital from R$28,500 million to R$30,000 million by issuing 62,344,140 new book-entry registered shares without par value, of which 31,172,072 were common and 31,172,068 preferred shares, at the price per share of R$24.06 through private subscription by shareholders from December 29, 2010 through January 31, 2011, in the proportion of 1.657008936% of the shareholder´s holdings as of the date of the meeting, which was paid in cash on February 18, 2011; and

(5) The Special Shareholders’ Meeting held on March 11, 2013 deliberated on the capital increase of R$8,000,000 thousand, from R$30,100,000 thousand to R$38,100,000 thousand, through the capitalization of a portion of the “Profit Reserves – Statutory Reserve” account, in compliance with Article 169 of Law 6,404/76, with a 10% stock bonus, through the issue of 382,479,458 new no-par registered, book-entry shares, of which 191,239,739 are common shares and 191,239,719 are preferred shares, paid free of charge to shareholders as bonus, at the proportion of one (1) new share for every ten (10) new shares of the same type they hold, benefiting Bradesco’s shareholders of record as at March 25, 2013.

Year ended December 31,	In US$
	2013	2012	2011	2010	2009
Dividends/interest on equity per share (1)
Common	0.40	0.42	0.45	0.46	0.38
Preferred	0.44	0.47	0.50	0.50	0.41
(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at the exchange rate disclosed by the Central Bank at the end of each fiscal year.

     Bradesco  7

Form 20-F

As of December 31,	US$ in thousands (1)	R$ in thousands
	2013	2013	2012	2011	2010	2009
			(Restated)	(Restated)
Data from the Consolidated Statement of Financial Position
Assets
Cash and balances with banks	29,805,728	67,450,363	59,901,564	93,722,190	80,960,127	24,850,091
Financial assets held for trading	42,462,449	96,092,523	111,838,502	96,597,075	75,234,191	54,480,534
Financial assets available for sale	29,977,203	67,838,411	81,522,130	45,207,634	40,179,144	44,046,416
Investments held to maturity	10,194,002	23,069,026	3,715,673	4,110,987	3,394,307	3,882,979
Assets pledged as collateral	52,028,380	117,740,225	106,133,299	97,122,080	79,700,612	60,072,653
Loans and advances to banks	34,785,560	78,719,723	92,459,347	72,660,596	64,715,412	82,721,843
Loans and advances to customers, net of impairment	134,388,570	304,121,334	269,021,320	245,251,879	210,280,182	174,240,350
Non-current assets held for sale	367,895	832,546	532,973	445,328	412,142	455,874
Investments in associated companies and joint ventures	1,499,270	3,392,847	3,121,386	2,724,721	2,298,200	1,431,157
Property and equipment	1,989,380	4,501,967	4,524,827	4,258,456	3,669,281	3,404,541
Intangible assets and goodwill	3,632,673	8,220,739	7,617,873	7,046,256	5,412,088	4,721,558
Taxes to be offset	2,338,982	5,293,116	5,294,566	4,503,040	1,590,297	2,122,244
Deferred income tax assets	11,339,407	25,661,079	17,913,529	17,051,947	12,733,792	12,526,420
Other assets	15,628,685	35,367,715	35,943,635	30,264,400	22,374,249	20,727,291
Total assets	370,438,186	838,301,614	799,540,624	720,966,589	602,954,024	489,683,951
Liabilities
Deposits from banks	107,423,939	243,100,373	220,943,354	204,351,800	171,920,917	120,067,970
Deposits from customers	95,544,877	216,218,057	210,774,263	216,620,050	192,475,948	169,946,116
Financial liabilities held for trading	807,062	1,826,382	4,049,982	747,210	732,967	532,422
Funds from securities issued	25,578,024	57,883,068	51,552,093	41,630,969	17,809,765	7,682,798
Subordinated debt	15,857,270	35,885,003	34,851,714	26,910,091	26,314,946	23,103,977
Insurance technical provisions and pension plans	57,591,261	130,329,023	118,768,720	99,112,321	83,493,046	72,596,897
Other provisions	6,077,144	13,752,577	21,021,109	17,894,158	13,327,866	10,852,483
Current income tax liabilities	1,362,340	3,082,976	3,288,688	2,694,395	1,923,372	1,245,832
Deferred income tax liabilities	353,435	799,824	3,091,667	2,246,508	1,980,544	1,151,927
Other liabilities	27,981,178	63,321,405	59,852,644	49,376,993	41,816,088	37,856,822
Total liabilities	338,576,530	766,198,688	728,194,234	661,584,495	551,795,459	445,037,244
Equity
Share capital	16,836,058	38,100,000	30,100,000	30,100,000	28,500,000	26,500,000
Treasury shares	(118,910)	(269,093)	(197,301)	(183,109)	(10,049)	(188,874)
Capital reserves	15,896	35,973	35,973	35,973	87,146	87,146
Revenue reserves	15,078,437	34,122,503	34,189,383	26,732,531	19,481,986	15,022,670
Additional paid-in capital	31,152	70,496	70,496	70,496	70,496	150,032
Other comprehensive income	(487,356)	(1,102,887)	6,396,736	1,751,059	2,219,272	1,835,659
Retained earnings	409,772	927,314	542,422	632,096	702,383	784,821
Equity attributable to controlling shareholders	31,765,049	71,884,306	71,137,709	59,139,046	51,051,234	44,191,454
Non-controlling interest	96,606	218,620	208,681	243,048	107,331	455,253
Total equity	31,861,655	72,102,926	71,346,390	59,382,094	51,158,565	44,646,707
Total liabilities and equity	370,438,186	838,301,614	799,540,624	720,966,589	602,954,024	489,683,951

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais  at an exchange rate of R$2.2630 per US$ 1.00, the Central Bank exchange rate on March 31, 2014. Such translations should not be construed as a representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

8   Form 20-F – December 2013

Form 20-F

Exchange Rate Information

In the past years, the exchange rate between the real and the U.S. dollar has experienced significant variation. In 2009, the real  began to appreciate against the U.S. dollar, from R$2.3370 per US$1.00 on December 31, 2008 to R$1.7412 as of December 31, 2009. In 2010, the real  continued to appreciate against the U.S. dollar and reached R$1.6662 as of December 31, 2010. In 2011, the Brazilian real depreciated 12.6% against the U.S. dollar, reaching R$1.8758 as of December 31, 2011. In 2012, the Brazilian real depreciated 8.9% against the U.S. dollar, reaching R$2.0435 as of December 31, 2012. In 2013, the Brazilian real depreciated 14.6% against the U.S. dollar, reaching R$2.3426 as of December 31, 2013. On March 31, 2014 the exchange rate was R$2.2630 per US$1.00. Under the current floating exchange-rate system, the real  may be subject to fluctuations and depreciation or appreciation against the U.S. dollar and other currencies.

The following table sets forth the period‑end, average and high and low selling rates reported by the Central Bank at closing, expressed in reais  per US$1.00 for the periods and dates indicated:

Closing Selling Rate for U.S. dollars – R$ per US$1.00
Period	Period-End	Average (1)	Maximum (1)	Minimum (1)
2009	1.7412	2.0171	2.3784	1.7412
2010	1.6662	1.7575	1.8748	1.6662
2011	1.8758	1.6705	1.8758	1.5563
2012	2.0435	1.9524	2.1074	1.7092
2013	2.3426	2.1641	2.3725	1.9754
November	2.3249	2.1492	2.3725	1.9754
December	2.3426	2.1641	2.3725	1.9754
2014
January	2.4263	2.3845	2.4263	2.3426
February	2.3334	2.3674	2.4263	2.3334
March	2.2630	2.3413	2.4263	2.2630
April (through April 15, 2014)	2.2257	2.3182	2.4263	2.2257
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

Since 2008, the continuation of the economic crisis in Europe, particularly in Greece, Spain, Italy, Ireland and Portugal, has continued to reduce investor confidence globally, as has the downgrade of the U.S. long-term sovereign credit rating by Standard & Poor's on August 6, 2011. These ongoing events could negatively affect our ability and the ability of other Brazilian financial institutions to obtain financing in the global capital markets, as well as weakening the recovery and growth of the Brazilian and/or foreign economies and cause volatility in the Brazilian capital markets. We do not have exposure to sovereign debt issued by the countries known as "PIIGS": Portugal, Ireland, Italy, Greece, and Spain.

     Bradesco  9

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

Our operations, financial condition and the market price of our shares, preferred share ADSs and common share ADSs may be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as:

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

Our business is impacted by fluctuations in the value of the real. Since October 2002, and more intensely since June 2004, the real  has gained value against the dollar, with only rare instances of depreciation (reaching R$1.5593 per US$1.00 on August 1, 2008). In 2009, the real  continued along the trajectory of appreciation against the U.S. dollar (reaching R$1.7412/US$1.00 at the end of the year). In 2010, the real  continued to appreciate against the U.S. dollar to reach R$1.6662/US$1.00 at the end of the year. In 2011, the real  continued to appreciate until the middle of the year, reaching a nominal level of R$1.5345 per U.S. dollar on July 26, 2011. Since then, due to the deterioration of global economic conditions and the decision of the Central Bank Committee on Monetary Policy, or “COPOM”, in August (in which the previous cycle of monetary tightening was reversed) such trend was inverted, and the real began to depreciate and ended 2011 at R$1.8758 per U.S. dollar. In 2012, reflecting persisting risk aversion in the international markets and the continuing reduction in interest rates in Brazil throughout the first half of 2012, the real maintained a weakening trend, reaching R$2.0904 per U.S. dollar on June 28, 2012. The exchange rate remained fairly stable during the remainder of the year, ending 2012 at R$2.0435 per U.S. dollar. During 2013, the real depreciated sharply to R$2.3426 per US dollar as of December 31, 2013, as compared to R$2.0435 as of December 31, 2012.  This depreciation was accompanied by a rise in the base interest rate, which went from 7.25% in January 2013 to 10.0% at the end of November 2013, remaining at this level as of December 31, 2013.

10   Form 20-F – December 2013

Form 20-F

As of December 31, 2013, the net balance of our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 2.9% of our total assets. When the Brazilian currency is devalued or if it depreciates, we incur losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar denominated long term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. Therefore, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our shares, preferred share ADSs and  common share ADSs, even if the value of the liabilities has not changed in their original currency. In addition, our lending operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

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

Brazil has, in the past, experienced extremely high rates of inflation. Inflation and governmental measures to combat inflation, which have in the past had significant negative effects on the Brazilian economy, contributed to increased economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets, may have an adverse effect on us.

The memory of and potential for inflation is still present, despite the monetary stability achieved in the mid-1990s which intensified after 1999 with the adoption of inflation targeting norms. There are still concerns that inflation levels might rise again in the future. The current system is a monetary regime which the Central Bank oversees in order to assure that the effective rate of inflation keeps in line with a predetermined target, previously announced to the public. Brazil’s rates of inflation, as measured by the General Price Index – Domestic Availability or “IGP-DI” (Índice Geral de Preços Disponibilidade Interna), reached 5.0%, 8.1% and 5.5% in 2011, 2012 and 2013, respectively.

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

Future Brazilian government actions, including the imposition of taxes, intervention in the foreign exchange market and actions to adjust or fix the value of the real, as well as any GDP growth beyond expected levels may trigger increases in inflation. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial markets and may lead to counter-inflationary policies that may have an adverse effect on our business, financial condition, results of operations and the market value of our shares, preferred share ADSs and common share ADSs.

     Bradesco  11

Form 20-F

Changes in base interest rates by the COPOM may materially adversely affect our margins and results of operations.

The COPOM establishes the base interest rates for the Brazilian banking system (SELIC). The base interest rate was 11.0%, 7.25% and 10.0% per annum as of December 31, 2011, 2012 and 2013, respectively. Changes in the base interest rate may adversely affect our results of operations because:

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

Developments and the perception of risk in Brazil and other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our shares, preferred share ADSs and common share ADSs.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours, which could adversely affect the market price of our shares, preferred share ADSs and common share ADSs.

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

Our loans and advances portfolio has grown substantially since 2004, primarily as a result of the expansion of the Brazilian economy. Any corresponding increase in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not become due within a short period of time after their origination. Levels of past due loans are higher among our individual clients than our corporate clients. From 2011 to 2013, our portfolio of loans and advances to customers increased by 23.3% and our level of impairment of loans and advances increased by 13.1%, primarily driven by increases in the number of individual clients.

Beginning in mid-2008, weakening economic conditions in Brazil particularly impacted our individual clients as unemployment rates in Brazil began to rise. This led, consequently, to increases in our delinquency ratios. This trend worsened in 2009. In 2010, as a result of the improvement in Brazilian economic conditions, we experienced a decrease in our delinquency ratios, which led to a slight decrease in our impairment. In 2011, with the global economic slowdown, delinquency ratios showed a slight increase compared to 2010. This increase continued during 2012 mostly for operations with individuals and SMEs (small and medium enterprises). In 2013, delinquency ratios fell due to the tightening of Brazilian monetary policy to control inflation.  In 2013, our impairment of loans and advances declined 0.3% compared to 2011, while our portfolio of loans and advances to customers grew by 12.1% over that same period.

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

12   Form 20-F – December 2013

Form 20-F

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

Competition has increased as a result of consolidations among financial institutions in Brazil and as a result of regulations by the National Monetary Committee (Conselho Monetário Nacional), or “CMN”, that facilitate customers' ability to switch business between banks. The increased competition may materially and adversely affect us by, among other things, limiting  our ability to retain our existing consumer base, increase our customer base and expand our operations, reducing our profit margins on banking and other services and products we offer, and limiting investment opportunities.

Additionally, Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in Brazil, some of which have greater resources than us, has grown, and competition in both the banking and insurance sectors has increased. The privatization of publicly owned banks has also made the Brazilian markets for banking and other financial services more competitive.

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

The value of certain of our investments in financial assets may decline significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2013, investments in financial assets represented 19.6% of our assets, and realized investment gains and losses have had and will continue to have a significant impact on the results of our operations. The amounts of such gains and losses, which we record when investments in financial assets are sold, or in certain limited circumstances where they are marked to market or recognized at fair value, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the fair value of the financial assets, which in turn may vary considerably, and our investment policies. We cannot predict the amount of realized gain or loss for any future period, and our management believes that variations from period to period have no practical analytical value. Furthermore, any gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation now existing in our consolidated investment portfolio or any portion thereof.

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

     Bradesco  13

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

In particular, the Brazilian government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments. Regulations issued by the Central Bank are not subject to a legislative process.  Therefore those regulations can be enacted and implemented in a very short period of time, thereby affecting our activities in sudden and unexpected ways.

14   Form 20-F – December 2013

Form 20-F

A majority of our common shares are held by one shareholder, whose interests may conflict with our other investors’ interests.

As of December 31, 2013, Fundação Bradesco directly and indirectly held 56.5% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s by-laws, members of our Diretoria Executiva, or of our Board of Executive Officers, and departmental officers that have been working with us for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The Board of Trustees has no other members. Decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions could be made by Fundação Bradesco which may be contrary to the interests of holders of common shares, and which may have a negative impact on the interests of holders of common shares. For more information on our shareholders, see “Item 7.A. Major Shareholders.”

Changes in regulations regarding reserve and compulsory deposit requirements and taxes may reduce operating margins.

The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil are required to maintain with the Central Bank.

In May 2012, the Central Bank changed the rules related to the reserve requirement amounts, enabling the deduction of the balance of loan operations for financing and leasing of automobiles and light commercial vehicles from the amount of compulsory deposits to be reserved, as a way to encourage the granting of financing for acquisition of these assets. In June, September and November 2012, the rules related to the payment of reserve requirements were further amended, aiming at adjusting the criterion for defining the amount subject to reserve requirements and additional liabilities, as well as for remuneration of the reserve account and the criteria which determine the eligibility of institutions that may deduct amounts subject to the reserve requirements.

In December 2012, the Central Bank established the possibility of deducting demand amounts subject to the reserve requirements in certain specified circumstances, as a way to encourage banks to grant credit for the acquisition of certain assets.

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

Rules related to compulsory deposits have been changed from time to time by the Central Bank, as described in "Item 4.B. Business Overview - Deposit-taking activities."

As of December 31, 2013, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$55.4 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us. For further information on compulsory deposits, see "Item 4.B. Business Overview- Deposit - taking activities."

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

     Bradesco  15

Form 20-F

The Brazilian Constitution used to establish a ceiling on loan interest rates, including bank loan interest rates, and the impact of the subsequent legislation regulating the subject is uncertain.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% per annum ceiling on bank loan interest rates. However, since the enactment of the Constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the Brazilian Supreme Court (“STF”) in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts were made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (“EC 40/03”) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian constitution. This amendment allows the Brazilian Financial System, to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of the new Civil Code (or Law No. 10,406/02), as amended, unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been linked to the base rate charged by the National Treasury. This base interest rate is the SELIC rate, the base interest rate established by the COPOM, which was 11.00% per annum in April 2014. However, there is presently some uncertainty as to whether the applicable base interest rate should be the SELIC rate or the 12% per annum interest rate established in the Brazilian Tax Code.

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

The results of our operations significantly depend upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as: assumptions for investment returns, mortality and morbidity rates, expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks) or changes in mortality and morbidity rates as a result of advances in medical technology and longevity, among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. To the extent that actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our cash flow.

If our actual losses exceed our provisions on risks that we underwrite, we could be adversely affected.

Our results of operations and financial condition depend upon our ability to accurately assess the actual losses associated with the risks that we underwrite. Our current provisions are based on estimates that rely on then-available information and that involve a number of factors including recent loss experience, current economic conditions, internal risk rating, actuarial and statistical projections of our expectations of the cost of the ultimate settlement of claims, such as estimates of future trends in claims severity and frequency, judicial theories of liability, the levels of and/or timing of receipt or payment of premiums and rates of retirement, mortality, morbidity and persistency, among others. Accordingly, the establishment of provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimates. Deviations occur for a variety of reasons. For example, if we record our impairment of loans and advances based on estimates of incurred losses, it might not be sufficient to cover losses; an increased number of claims; or our costs could be higher than the costs we estimated. If actual losses materially exceed our provisions, we could be adversely affected.

16   Form 20-F – December 2013

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

Although we have high profile information security controls, and continue to invest in the infrastructure, operations and crisis management in place, our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly for a limited period of time or become temporarily disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as: electrical or telecommunications outages; breakdowns, systems failures or other events affecting third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or service providers; events arising from local and larger-scale political or social matters and cyber attacks.

Cyber attacks and temporary interruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, could result in customer attrition, regulatory fines, penalties or intervention, reimbursement or other compensation costs.

The Brazilian Supreme Court and Brazilian Superior Court of Justice are currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses.

The Brazilian Supreme Court (Supremo Tribunal Federal, or  “STF”), which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding on whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Cruzado, Bresser, Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013. According to the institutions representing the account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should indemnify the account holders for the non-adjustment of those amounts.

In addition, the Superior Court of Justice (Superior Tribunal de Justiça, or  “STJ”), which is the highest court responsible for deciding on federal laws, and is analyzing the initial date in respect of which compensatory interest relating to possible indemnification of account holders would accrued.

We cannot predict the outcome of these cases. However, depending on the decisions by the Brazilian Supreme Court and Superior Court of Justice, banks (including ourselves) might incur material costs which could case losses for us.

     Bradesco  17

Form 20-F

Risks relating to our shares, preferred share ADSs and common share ADSs.

The Deposit Agreements governing the preferred share ADSs and common share ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; and there are also practical limitations on any ability to vote we may give such holders.

The voting rights of preferred share ADS holders and common share ADS holders are governed by the Deposit Agreements. Those Deposit Agreements provide that the depositary bank shall mail voting instructions to holders only if we authorize and direct the depositary bank to do so.  If we do not provide that authorization and direction to the depositary bank, holders of preferred share ADSs and common share ADSs will not be able to vote at our meetings, or otherwise, unless they surrender their preferred share ADSs or common share ADSs and receive the underlying preferred shares or common shares, as applicable, in accordance with the terms of the applicable Deposit Agreement.

In addition, there are practical limits on the ability of preferred share ADS and common share ADS holders to exercise any vote due to the additional procedural steps involved in communicating with such holders.  For example, our shareholders will either be notified directly or through notification published in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy.  In contrast, preferred share ADS holders and common share ADS holders will not receive notice directly from us and cannot vote in person at the meeting. Instead, in accordance with the Deposit Agreements, the depositary bank will, if authorized and directed by us, send any notice of meetings of holders received by it from us to holders of preferred share ADSs and common share ADSs, together with a statement as to the manner in which voting instructions may be given by holders.  To exercise any such ability to vote, preferred share ADS and common share ADS holders must then instruct the depositary bank how to vote the shares represented by their preferred share ADSs or common share ADSs.  Because of this extra procedural step involving the depositary bank, if and when we authorize and direct the depositary bank to mail voting information to preferred share ADS holders and common share ADS holders, the process for voting will take longer for preferred share ADS and common share ADS holders than for holders of our shares. Preferred share ADSs and common share ADSs for which the depositary bank does not receive voting instructions in good time will not be able to vote at a meeting.

Under Brazilian corporate law, holders of preferred shares have limited voting rights, accordingly, holders of preferred share ADSs will have similar limitations on their ability to vote.

Under Brazilian corporate law (Law No. 6,404/76, as amended by Law No. 9,457/97 and Law No. 10,303/01, which we refer to collectively as "Brazilian Corporate Law") and our Bylaws, holders of our preferred shares are not entitled to vote at our shareholders' meetings, except in limited circumstances (see "Item 10.B. Memorandum and Articles of Incorporation– Organization – Voting Rights," for further information on voting rights of our shares).  This means that, in contrast to holders of common shares, holders of preferred shares are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

As discussed above under "The Deposit Agreements governing the preferred share ADSs and common share ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; and there are also practical limitations on any ability to vote we may give such holders," preferred share ADS holders will only be able to vote if we authorize and direct the depositary bank accordingly.  As a result of the fact that holders of preferred shares have limited voting rights, any ability to vote that we may extend to holders of preferred share ADSs corresponding to preferred shares pursuant to the applicable Deposit Agreement would be similarly limited.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the preferred share ADSs and common share ADSs at the price and time you desire.

Investing in securities that trade in emerging markets such as Brazil often involves greater risk than investing in securities of issuers in more developed countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw our shares underlying the preferred share ADSs and  common share ADSs from the depositary bank at any time, your ability to sell our shares underlying the preferred share ADSs and  common share ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization accounted for 51.2% of the aggregate market capitalization of the Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in December 2013.

18   Form 20-F – December 2013

Form 20-F

Our shares, preferred share ADSs and common share ADSs are not entitled to a fixed or minimum dividend.

 Holders of our shares and, consequently, our preferred share ADSs and common share ADSs are not entitled to a fixed or minimum dividend. Pursuant to the Deposit Agreements, if the depositary (as holder of the common shares and preferred shares underlying the common share ADSs and preferred share ADSs, respectively) receives any cash dividend or distribution from us, it shall distribute a corresponding U.S. dollar amount, net of depositary fees and certain withholding tax adjustments as described in the Deposit Agreements, to holders of our common share ADSs and preferred share ADSs as promptly as practicable.  However, if we do not pay dividends to holders of our common shares or preferred shares then there will be no payment of dividends to holders of our common share ADSs or preferred share ADSs, respectively.

Pursuant to our Bylaws, our preferred shares are entitled to dividends 10% higher than those of our common shares. Although under our current Bylaws we are obligated to pay our shareholders at least 30% of our annual adjusted net income, the shareholders attending our annual general shareholders’ meeting may decide to suspend this mandatory distribution of dividends if the Board of Directors advises that payment of the dividend is not compatible with our financial condition. Neither our Bylaws nor Brazilian law specifies the circumstances in which a distribution would not be compatible with our financial condition, and our controlling shareholders have never suspended the mandatory distribution of dividends. However, Brazilian law provides that a company need not pay dividends if such payment would endanger the existence of the company or harm its normal course of operations.

On March 1, 2013, CMN Resolution No. 4,193/13 was issued in an effort to further implement the Basel III Accord in Brazil. Pursuant to such rule, a restriction of dividend and interest payments on equity may be imposed by the Central Bank in the event of non-compliance with the additional capital requirements established by the Central Bank, as further described in "Item 5.B. Liquidity and Capital Resources - Capital adequacy and leverage.”

As a holder of preferred share ADSs and common share ADSs you will have fewer and less well‑defined shareholders' rights than in the United States and certain other jurisdictions.

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

Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, in Brazil, self‑dealing and the preservation of shareholder interests may be less heavily regulated and regulations may not be as strictly enforced in Brazil as in the United States, which could potentially disadvantage you as a holder of our shares underlying preferred share ADSs and common share ADSs. For example, compared to Delaware general corporation law, Brazilian Corporate Law and practices have less detailed and well‑established rules and judicial precedents relating to review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Delaware companies must hold 5.0% of the outstanding share capital of a corporation to have valid standing to bring shareholder derivative suits, while shareholders in Brazilian companies do not normally have valid standing to bring a class action.

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

Form 20-F

If we issue new shares or our shareholders sell shares in the future, the market price of your preferred share ADSs and common share ADSs may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of our shares, preferred share ADSs and common share ADSs by diluting value. If we issue new shares or our existing shareholders sell the shares they hold, the market price of our shares and therefore of our preferred share ADSs and common share ADSs, may decrease significantly.

Payments on the preferred share ADSs and common share ADSs may be subject to U.S. withholding under FATCA

In order to receive payments free of U.S. withholding tax under Sections 1471 through 1474 of the US Internal Revenue Code (commonly referred to as “FATCA”), we and financial institutions through which payments on the preferred share ADSs and common share ADSs are made may be required to withhold at a rate of up to 30% on all, or a portion of, payments in respect of the preferred share ADSs and  common share ADSs made after December 31, 2016.

We may enter into an agreement with the U.S. Internal Revenue Service to provide certain information about investors. Under such an agreement, withholding may be triggered if: (a) an investor does not provide information sufficient for the relevant party to determine whether the investor is a U.S. person or should otherwise be treated as holding a ‘‘United States Account’’ of our company, (b) an investor does not consent, where necessary, to have its information disclosed to the U.S. Internal Revenue Service or (c) any investor or person through which payment on the preferred share ADSs and  common share ADSs made is not able to receive payments free of withholding under FATCA.

If an amount in respect of FATCA were to be deducted or withheld from interest, principal or other payments on or with respect to the preferred share ADSs and common share ADSs, we would have no obligation to pay such amount or otherwise indemnify a shareholder for any such withholding or deduction by us, a paying agent or any other party as a result of the deduction or withholding of such amount. As a result, if FATCA withholding is imposed on these payments, investors may receive less interest or principal than expected.

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

You will not be able to exercise preemptive rights relating to our shares underlying your preferred share ADSs and common share ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Similarly, we may from time to time distribute rights to our shareholders. The depositary bank will not offer rights to you as a holder of the preferred share ADSs and common share ADSs unless the rights are either registered under the Securities Act or are subject to an exemption from the registration requirements. We are not obligated to file a registration statement with respect to the shares or other securities relating to these rights, and we cannot assure you that we will file any such registration statement. Accordingly, you may receive only the net proceeds from the sale by the depositary bank of the rights received in respect of the shares represented by your preferred share ADSs and common share ADSs or, if the preemptive rights cannot be sold, they will be allowed to lapse. You may also be unable to participate in rights offerings by us, and your holdings may be diluted as a result.

20   Form 20-F – December 2013

Form 20-F

If you exchange your preferred share ADSs or common share ADSs for their underlying shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Brazilian law requires that parties obtain registration with the Central Bank in order to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the shares must obtain the necessary registration with the Central Bank for payment of dividends or other cash distributions relating to the shares or after disposition of the shares. If you exchange your preferred share ADSs or common share ADSs for the underlying shares, however, you may only rely on the custodian's certificate for five business days from the date of exchange. Thereafter, you must obtain your own registration in accordance with the rules of the Central Bank and the CVM, in order to obtain and remit U.S. dollars abroad after the disposition of the shares or the receipt of distributions relating to the shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the shares. For more information, see "Item 10.D. Exchange Controls."

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

According to information published in December 2013 by SUSEP and by ANS, we are the largest insurance, pension plan and capitalization bond group in Brazil on a consolidated basis in terms of insurance premiums, pension plan contributions and income from capitalization bonds. Título de capitalização, or "capitalization bond," refers to a type of savings account combined with periodic cash-prize draws.

In 2013, some of our subsidiaries ranked among the largest companies in Brazil in their respective markets, according to the sources cited in parentheses below, including:

•      Grupo Bradesco Seguros, the largest company operating in the Brazilian insurance market, with total revenues of R$49.8 billion in premiums, pension plan contributions and capitalization bond income in 2013. In November 2013, our market share was 24.2% (SUSEP/ANS):

•      Bradesco Seguros S.A. ("Bradesco Seguros"), our insurance subsidiary, together with its subsidiaries described below, leader in terms of insurance premiums, equity and technical reserves (SUSEP and ANS):

-        Bradesco Vida e Previdência S.A. ("Bradesco Vida e Previdência"), Bradesco Seguros' subsidiary is one of the largest companies in the market in terms of premiums and pension plan contributions (SUSEP);

     Bradesco  21

Form 20-F

-        Bradesco Capitalização S.A. ("Bradesco Capitalização"), Bradesco Seguros' subsidiary offers capitalization bonds. In terms of revenues, Bradesco Capitalização is the leader among private companies in the market (SUSEP);

-        Bradesco Auto/RE Companhia de Seguros S.A. ("Bradesco Auto/RE"), Bradesco Seguros' subsidiary is one of the largest companies in its segment in terms of premiums, offering automobile insurance, property/casualty and liability products (SUSEP); and

-        Bradesco Saúde S.A. ("Bradesco Saúde"), Bradesco Seguros' subsidiary is the market leader in the health insurance business and has one of the largest networks of medical and hospital service providers (ANS).

•      Bradesco Leasing S.A. Arrendamento Mercantil ("Bradesco Leasing"), is one of the leaders in the leasing segment, in terms of the present value of leasing portfolio (ABEL);

•      Bradesco Administradora de Consórcios Ltda. ("Bradesco Consórcios"), market leader in the segments of real estate, automobiles, trucks/tractors/machinery and equipment, with 924,246 outstanding purchasing consortium quotas (Central Bank);

•      BRAM – Bradesco Asset Management, one of the leaders in the asset management sector, with R$305.3 billion in managed assets (ANBIMA); and

•      Bradesco BBI, ranked number one in fixed income – short term ranking, and number one in ranking by value (ANBIMA).

We are also one of the leaders among financial institutions in underwriting debt securities, according to information published by ANBIMA.

As of December 31, 2013, we had, on a consolidated basis:

•   R$838.3 billion in total assets;

•   R$324.0  billion in total loans and advances;

•   R$218.2  billion in total deposits;

•   R$72.1 billion in equity, including non-controlling interest;

•   R$130.3  billion in technical reserves for our insurance and pension plan business;

•   R$39.9 billion in foreign trading financing;

•   39.8 million insurance policyholders;

•   26.4 million checking account holders;

•   50.9 million savings accounts;

•   3.5 million capitalization bonds holders;

•   2.4 million pension plan holders;

•   1,354 Brazilian corporate groups and multinational companies in Brazil as ”Corporate” customers;

•   an average of 23.0 million daily transactions, including 2.1 million in our 4,674 branches and 20.9 million through self-service channels, such as Bradesco Celular, Internet, Automatic Teller Machines, or ATMs, and telephone (Fone Fácil);

•      a nationwide network consisting of 4,674 branches and 4,766 special points of banking services located on the premises of selected corporate customers, 33,464 ATMs of our own network, and 14,739 ATMs under the Banco24Horas brand for cash withdrawals, obtaining statements and account balance information, loans, collections, transfers between accounts and to other banks; and

•   a total of 3 branches and 10 subsidiaries located in New York, London, the Cayman Islands, Tokyo, Buenos Aires, Luxembourg, Hong Kong and Mexico.

22   Form 20-F – December 2013

Form 20-F

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

We are a sociedade anônima organized under the laws of Brazil. Our headquarters are in Cidade de Deus, Vila Yara, 06029‑900, Osasco, SP, Brazil, and our telephone number is (55-11) 3684-4011. Our New York Branch is located at 450 Park Avenue, 32nd floor, New York 10022-2605.

Recent acquisitions

In January 2014, Bradesco Saúde S.A. concluded a transaction to indirectly acquire a 6.5% interest in the equity and voting capital of Odontoprev, disclosed to the market in October 2013. By means of this acquisition, Bradesco Saúde raised its interest in the equity and voting capital of Odontoprev from 43.5% to approximately 50.01%, Odontoprev was already being consolidated based on control obtained through its shareholders agreement.

2012 and 2011 acquisitions

In May 2012, Bradesco acquired common and preferred shares issued by Banco BERJ, held by its non-controlling shareholders, by way of the  Unified Tender Offer, increasing Bradesco’s stake in Banco BERJ to 100%.

In May 2011, Bradesco  acquired 96.99% of the common shares and 95.21% of the preferred shares, corresponding to 96.23% of the capital stock of Banco do Estado do Rio de Janeiro S.A. (“BERJ”) from the Government of the State of Rio de Janeiro. As part of the acquisition, Bradesco  also acquired the right to provide services to the Government of the State of Rio de Janeiro including: (i) its payroll, (ii) its supplier payroll, (iii) the collection of state taxes,  among others, in the period from January 2012 to December 2014. This transaction expanded Bradesco’s presence in the State of Rio de Janeiro. At the Special Shareholders' Meeting  held in November 2011, the shareholders voted to alter the name of Banco do Estado do Rio de Janeiro S.A – BERJ to Banco BERJ S.A. Bradesco's process of assuming control of BERJ was ratified by the Central Bank in November 2011.

Other strategic alliances

In April 2014, Bradesco and Banco do Brasil, via its joint venture Companhia Brasileira de Soluções e Serviços (“CBSS”), in a partnership with Cielo, created the company STELO S.A. (“Stelo”), an electronic payment company responsible for managing, operating and exploring the payment facilitator industry geared towards e-commerce, as well towards digital portfolio businesses.

In June 2013, Odontoprev S.A. (Odontoprev), a company in which Bradesco Seguros S.A. held indirectly 43.5% of equity capital, entered into an Association Agreement and other Covenants (Association Agreement) with Banco do Brasil S.A. (“BB”), BB Seguridade Participações S.A. and its subsidiaries, with the purpose, by means of a new corporation named Brasildental Operadora de Planos Odontológicos S.A. (Brasildental), of developing and disclosing, and by means of BB Corretora de Seguros e Administradora de Bens S.A., of distributing and marketing dental health plans under the BB Dental brand, exclusively through all the BB channels throughout the country; Odontoprev will hold 50.01% of common registered shares, equal to 25.01% of total equity capital.

In May 2013, Bradesco Auto/RE Companhia de Seguros (“Bradesco Auto/RE”), entered into a shareholders’ agreement with the Brazilian government, BB Seguros Participações S.A., Itaú Seguros S.A., Itaú Vida e Previdência S.A. and Fundo de Investimento em Participações Caixa Barcelona, as controlling shareholders of IRB-Brasil Resseguros S.A. (known as “IRB”). The execution of the shareholders’ agreement is part of the corporate restructuring that IRB is undergoing, which also includes the following steps: (i) converting all of its preferred shares into common shares and the issuance of a special share class for the Brazilian government; and (ii) a capital stock increase through the subscription of new common shares, with a waiver from the Brazilian government to exercise their preemptive rights in connection with the new common shares. The shareholders' agreement and step (i) above are subject to the approval of IRB's shareholders. In May 2013, Bradesco Auto/RE held 21.24% of IRB’s total capital stock. As a result of the corporate restructuring, Bradesco Auto/RE will hold approximately 20.42% of IRB’s total capital stock. The transaction was approved by the Brazilian Antitrust Authority (Conselho Administrativo da Defesa Econômica) (“CADE”), but is still subject to approval of the Federal Court of Accounts (Tribunal de Contas da União) (“TCU”) and SUSEP.

     Bradesco  23

Form 20-F

In April 2012, the Bank proceeded with the credit card partnership with BB and Caixa Econômica Federal (“Caixa”), with a view to introducing the Elo card flag disclosed in April 2011, and concluded discussions by signing the documentation that formalized the inclusion of Caixa Participações (CaixaPar) as a shareholder of Elo Serviços S.A. (Elo Serviços). Elo Serviços is a private operating company intended to develop and manage the Elo card flag. Equity interests in Elo Serviços are broken down as follows: Elo Participações S.A. (Elopar) – 66.68% and CaixaPar – 33.32%. In partnership with BB and Caixa, a new Brazilian card flag that gives customers more choice and strengthens the Bank's portfolio. Elopar has as its partners Bradesco – 50.01% and BB – 49.99% and now it comprises certain businesses related to electronic means of payment, which include, as follows: (i) Elo Serviços, the owner and manager of the new brand “Elo” of debit, credit and pre-paid cards; (ii) the activities of CBSS, which will be directly or indirectly integrated into Elopar; and (iii) our ownership interest in IBI Promotora de Vendas Ltda. (“IBI Promotora”), which was sold to Bradesco and/or its subsidiaries through CBSS.

BRAM has developed important alliances with internationalization as part of its strategy, expanding the number of fund platforms through which our products are distributed in the European, Latin American and Asian markets. We have entered into advisory agreements for the offering of global equity funds, with a focus on Europe, Latin America (less Brazil) and Australasia. In the United States, by means of its BRAM US LLC subsidiary, BRAM began marketing funds directed at US investors. In Japan MUAM - Mitsubishi UFJ Asset Management, our partner, offers retail investors Fixed Income Funds and Equity Funds to invest in the Brazilian market. In Europe, BRAM offers overseas investors funds domiciled in Luxemburg with different strategies under the Bradesco Global Funds family, launched in 2009 and with sales teams based in London and Luxemburg. In Chile, Equity Funds are marketed by our local partner to institutional and retail customers, with different portfolio profiles.

Divestments

In November 2012, we sold 308,676 shares of Serasa S.A (“Serasa”) to Experian Brasil Ltda. ("Experian Brasil"), a Brazilian subsidiary of Experian plc. The transaction generated income before taxes of R$793.3 million.

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

•      Social Security National Service ("INSS" - Instituto Nacional do Seguro Social) benefit payments;

•      checking and savings account deposits;

•      checking accounts, savings accounts and INSS balance statements;

•      receipt of utility bills, bank charges and taxes; and

•      prepaid mobile top-up.

As of December 31, 2013, the Bradesco Expresso network totaled 46,851 service points, of which 3,798 were new service points, with an average of 41.9 million monthly transactions or 2.0 million transactions per business day.

Business strategy

The key elements of our strategy are: (i) consolidating and expanding our position as one of the leading financial institutions and insurance providers in Brazil; (ii) maximizing shareholder value; and (iii) maintaining high corporate responsibility and sustainability standards.

We intend to pursue the following strategies to reach these goals:

24   Form 20-F – December 2013

Form 20-F

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

To complement our organic growth strategy, we constantly seek opportunities for strategic alliances and selective acquisitions to consolidate our position as one of the leading financial institutions in Brazil and to expand our presence in growth markets such as consumer financing, investment banking, broker dealing and insurance. We believe our partnership with BB and Caixa in relation to credit, debit and pre-paid cards for checking account holders and non-account holders is an example of such a growth opportunity. Similarly, our merger with Odontoprev has increased our presence in the segment of dental care plans enabling us to cement our leadership position in the insurance market. We will continue to focus on asset quality, potential operating synergies, sale and acquisition of know-how to maximize return for our shareholders.

Focus on corporate responsibility and sustainability as core principles of our business.

We believe that corporate responsibility and sustainability are fundamental to our operations and have incorporated the following three principles into our overall strategy: a sustainable financial position, responsible management and investments in social and environmental projects. We are always seeking to develop and incorporate sustainable finance concepts into the process of designing and managing our products and services and in our relationships with clients and suppliers. We believe our admission to the sustainability indexes of both the New York Stock Exchange and BM&FBOVESPA represents strong recognition of our success in implementing sustainability principles. As part of this strategy, we will continue to apply social-environmental risk analysis in financing and investment activities in accordance with international practices, including the Equator Principles which we signed up to in 2004. Corporate responsibility has always been one of our core principles as evidenced by the significant investments we have made in education since 1956 through Fundação Bradesco, which is present in every state in Brazil and the Federal District, with 40 schools primarily located in regions of high socioeconomic deprivation. Fundação Bradesco offers quality formal education, free of charge, to children and young people from early childhood to high school as well as professional high school education for young people and adults, as well as initial and continuing education for employment and income.

     Bradesco  25

Form 20-F

as initial and continuing education for employment and income.

4.B. Business Overview

We operate and manage our business through two operating segments: (i) the banking segment and; (ii) the insurance, pension plans and capitalization bond segment.

The data about these segments was compiled from reports prepared for Management to assess performance and make decisions on allocating funds for investments and other purposes. Management uses various data, including financial data in conformity with the accounting practices adopted in Brazil and non-financial metrics compiled on different bases. Hence, the segment data were prepared under accounting practices adopted in Brazil and the consolidated financial statements were compiled under International Financial Reporting Standards ("IFRS") as issued by the IASB. For further information on differences between the results on a consolidated basis and by segments, see "Item 5.A. Operating Results-Results of operations for the year ended December 31, 2013 compared with the year ended December 31, 2012” and "Item 5.A. Operating Results-Results of operations for the year ended December 31, 2012 compared with the year ended December 31, 2011.”

As of December 31, 2013, according to the sources cited in parentheses below, we were:

•      one of the leading banks in terms of savings deposits, with R$80.7 billion, accounting for 13.4% of Brazil's total savings deposits (Central Bank);

•      one of the leaders in BNDES onlending, with R$17.5 billion in disbursements (BNDES);

•      one of the leaders in leasing operations in Brazil, with an outstanding amount of R$5.7 billion (ABEL);

•      one of Brazil's largest fund and portfolio managers, with R$435.4 billion in total managed assets, of which R$134.3 billion are held by our subsidiary, BEM Distribuidora de Títulos e Valores Mobiliários Ltda., or “BEM DTVM,” specialized in trust, custody and controllership of asset management services (ANBIMA);

•      the leader in bank payment processing and collection services in Brazil (Central Bank);

•      the leader in number of outstanding purchasing consortium quotas with 924,246 quotas in three segments, including: (i) automobiles, with 677,587 quotas; (ii) real estate, with 204,285 quotas, and (iii) trucks/tractors/machinery and equipment, with 42,374 quotas (Central Bank);

•      one of the leaders in automobile financing loans, with a market share of 13.6% (Central Bank);

•      the leading bank in benefit payments from the INSS, with over 8.0 million INSS retirees, beneficiaries and other pensioners, accounting for 25.7% of the total number of INSS beneficiaries (INSS); and

•      Brazil's largest insurance and open pension fund operator with R$49.8 billion in total premiums, pension plan contributions and capitalization bond income in 2013. In November 2013, our maket share was 24.2% (SUSEP and ANS).

26   Form 20-F – December 2013

Form 20-F

The main awards and acknowledgments that we received in 2013 are as follows:

•         Most valuable banking brand in Latin America, 16th in the general rankings, and first place in the insurance industry (The Banker/Brand Finance);

•         One of the world’s most valuable brands in all economy sectors, occupying 66th place in the general rankings, and best ranked Brazilian brand (Brand Finance);

•         Most profitable private bank among Latin America and United States financial institutions (Economatica);

•         Best ranked private financial institution among the world’s 500 largest companies (Fortune);

•         Most valuable brand in Brazil (IstoÉ Dinheiro – BrandAnalytics/Millward Brown);

•         The best bank in Brazil, receiving the award “Euromoney Awards for Excellence” (Euromoney);

•         In yearbook Valor 1000 published by the newspaper Valor Econômico, Bradesco Seguros was included as the leader in the Brazilian insurance market, Bradesco Saúde as the largest health insurance company in Brazil and Bradesco Vida e Previdência ranked first in pension plan and life; and

•         The best bank of Brazil, receiving the award “Best Developed and Emerging Market Banks 2013” (Global Finance).

     Bradesco  27

Form 20-F

Main subsidiaries

The following is a simplified chart of our principal subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2013 (all of which are consolidated in our financial statements in "Item 18. Financial Statements"). With the exception of Banco Bradesco Argentina, which was incorporated in Argentina, all of these principal subsidiaries were incorporated in Brazil. For more information regarding the consolidation of our principal subsidiaries, see Note 2a to our consolidated financial statements in "Item 18. Financial Statements."

28   Form 20-F – December 2013

Form 20-F

Revenues per business segment

The following table summarizes our main gross revenues by segment for the periods indicated.

Years Ended December 31,	R$ in thousands
	2013	2012	2011
Banking
Loans and advances (1)	57,561,074	54,433,883	52,890,045
Fees and commissions	15,639,215	13,885,450	11,989,868
Insurance and pension plans
Premiums retained from insurance and pension plans	44,887,215	40,176,745	34,315,543
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

     Bradesco  29

Form 20-F

Banking

We have a diverse customer base that includes individuals and small, midsized and large companies in Brazil. Historically, we have cultivated a strong presence among the broadest segment of the Brazilian market, middle- and low-income individuals. In 1999, we set up our corporate department to serve corporate customers with annual revenues of R$250 million or more, and our private banking department to serve our individual customers with minimum net assets of R$3 million. In 2002, we created Bradesco Empresas (Middle Market) to cater for corporate customers with annual revenues of R$30 to R$250 million, in other to expand our business in the middle corporate market. In 2003, we launched Bradesco Prime, which offers services to individual customers who either have a monthly income of at least R$9,000 or R$100,000 available for immediate investment. Bradesco Varejo is our division for corporate customers with annual revenues of less than R$30 million and individual customers with monthly income of less than R$9,000. For more information, see "Distribution channels" and "Specialized distribution of products and services."

The following diagram shows the breakdown of our banking activities as of December 31, 2013:

30   Form 20-F – December 2013

Form 20-F

The following table shows selected financial data for our banking segment for the periods indicated. This segment information is prepared in accordance with accounting practices adopted in Brazil, which are the accounting practices on which the reports used by Management to assess performance and make decisions are based.

Year ended December 31,	R$ in thousands
	2013	2012	2011
Statement of Income data
Net interest income	41,600,095	39,181,426	31,379,722
Impairment of loans and advances	(9,731,376)	(10,925,404)	(9,275,421)
Other income/(expenses) (1)	(24,455,897)	(20,301,375)	(13,063,262)
Income before income taxes	7,412,822	7,954,647	9,041,039
Income and social contribution taxes	789,516	(273,930)	(1,305,702)
Net income for the year	8,202,338	7,680,717	7,735,337
Net income attributable to controlling shareholders	8,195,099	7,672,233	7,724,917
Net income attributable to non-controlling interest	7,239	8,484	10,420
Statement of Financial Position data
Total assets	768,059,393	750,410,472	657,903,426
Selected results of operations data
Interest and similar income
Loans and advances to banks	8,898,478	6,758,555	8,469,093
Loans and advances to customers	48,662,596	47,675,328	44,420,954
Financial assets	19,225,270	17,013,594	15,913,414
Compulsory deposits with the Central Bank	3,110,877	3,808,229	6,112,337
Other financial interest income	38,671	37,540	40,774
Interest and similar expenses
Deposits from banks	(21,615,019)	(18,563,193)	(23,215,922)
Deposits from customers	(9,941,279)	(11,224,649)	(14,974,545)
Funds from securities issued	(3,646,584)	(3,439,647)	(2,598,702)
Subordinated debt	(3,132,915)	(2,884,331)	(2,787,681)
Net interest income	41,600,095	39,181,426	31,379,722
Net fee and commission income	15,639,215	13,885,450	11,989,868
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

•      intermediation and trading services;

•      custody, depositary and controllership services;

•      international banking services; and

•      purchasing consortiums.

     Bradesco  31

Form 20-F

Deposit-taking with clients

We offer a variety of deposit products and services to our customers through our branches, including:

•      Non-interest-bearing checking accounts, such as:

- Easy Account (Conta Fácil) – customers have a checking account and a savings account under the same bank account number, using the same card for both accounts;

- Click Account (Click Conta)  – no-fee checking account for minors (from 11 to 17 years of age), with exclusive website and debit card, automatic pocket money service and free online courses, among other benefits;

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

As of December 31, 2013, we had 26.4 million checking account holders, 24.9 million of which were individual account holders and 1.5 million of which were corporate account holders. As of the same date, we had 50.9 million savings accounts.

The following table shows a breakdown of our deposits from customers by type of product on the dates indicated:

December 31,	R$ in thousands, except %
	2013		2012		2011
			(Restated)		(Restated)
Deposits from customers
Demand deposits	39,633,427	18.3%	37,684,247	17.9%	32,537,861	15.0%
Reais	39,009,598	18.0%	37,216,604	17.7%	32,092,103	14.8%
Foreign currency	623,829	0.3%	467,643	0.2%	445,758	0.2%
Savings deposits	80,717,805	37.3%	69,041,721	32.8%	59,656,319	27.5%
Reais	80,717,805	37.3%	69,041,721	32.8%	59,656,319	27.5%
Time deposits	95,866,825	44.3%	104,048,295	49.4%	124,425,870	57.4%
Reais	71,625,097	33.1%	80,849,230	38.4%	104,412,047	48.2%
Foreign currency	24,241,728	11.2%	23,199,065	11.0%	20,013,823	9.2%
Total	216,218,057	100.0%	210,774,263	100.0%	216,620,050	100.0%

We offer our customers certain additional services, such as:

•      "identified deposits," which allow our customers to identify deposits made in favor of a third party by using a personal identification number; and

•      real-time "banking transfers" from a checking or savings account to another checking or savings account, including accounts at other banks.

32   Form 20-F – December 2013

Form 20-F

Loans and advances to customers

The following table shows loans and advances to customers in Brazil broken down by type of product and period:

December 31,	R$ in thousands
	2013	2012	2011
		(Restated)	(Restated)
Loans and advances to individuals outstanding by type of operation
Other loans and advances to individuals	77,444,991	69,049,756	57,771,553
Housing loans	27,870,462	22,302,967	15,930,568
Onlending BNDES/Finame	40,543,267	35,703,861	35,398,656
Other corporate loans and advances	99,021,346	90,649,674	85,760,876
Rural loans	13,651,917	11,580,061	11,036,251
Leasing	5,713,481	8,035,454	11,550,838
Credit cards	25,473,079	22,367,978	19,776,579
Import and export financings	34,261,025	29,245,863	25,577,600
Total	323,979,568	288,935,614	262,802,921

The following table summarizes concentration for our outstanding loans and advances to customers by borrower on the dates shown:

December 31,	2013	2012	2011
		(Restated)	(Restated)
Borrower size
Largest borrower	0.7%	0.9%	0.9%
10 largest borrowers	5.3%	5.2%	5.2%
20 largest borrowers	8.2%	8.1%	8.6%
50 largest borrowers	12.9%	12.9%	14.0%
100 largest borrowers	16.6%	16.9%	18.1%

Our loans and advances to customers, mostly consumer credit, corporate and agricultural-sector loans, totaled R$324.0 billion as of December 31, 2013.

Loans and advances to consumers

Our significant volume of individual loans enables us to avoid concentration on any individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

•      short-term loans, extended through our branches to checking account holders and, within certain limits, through our ATM network. These short-term loans are on average repaid in four months with an average interest rate of 7.0% per month as of December 31, 2013;

•      vehicle financings are on average repaid in fourteen months with an average interest rate of 1.6% per month as of December 31, 2013; and

•      overdraft loans on checking accounts (or "Cheque Especial"), which are on average repaid in one month, at interest rates varying from 8.4% to 9.0% per month as of December 31, 2013.

We also provide revolving credit facilities and traditional term loans. As of December 31, 2013, we had outstanding advances, vehicle financings, consumer loans and revolving credit totaling R$77.4 billion, or 23.9% of our portfolio of loans and advances as of that date. On the basis of loans outstanding on that date, we had a 12.5% share of the Brazilian consumer loan market, according to information published by the Central Bank.

Banco Bradesco Financiamentos ("Bradesco Financiamentos") offers direct-to-consumer credit and leasing for the acquisition of vehicles through our extensive network of correspondents in Brazil, which includes retailers and dealers of light and heavy vehicles and motorcycles and payroll-deductible loans to the public and private sectors in Brazil.

     Bradesco  33

Form 20-F

Under the “Bradesco Promotora” brand, we offer payroll-deductible loans to INSS retirees and pensioners, public-sector employees, military personnel and private-sector companies sponsoring plans, and other aggregated products (insurance, cards, purchasing consortiums, and others).

Real estate financing

As of December 31, 2013, we had 82,210 outstanding real estate loans. The aggregate outstanding amount of our real estate loans amounted to R$27.9 billion, representing 8.6% of our portfolio of loans and advances.

Real estate financing is made through the Housing Finance System – SFH (Sistema Financeiro Habitacional), by the Housing Mortgage Portfolio – CHH (Carteira Hipotecária Habitacional) or by the Commercial Mortgage Portfolio – CHC  (Carteira Hipotecária Comercial). Loans from SFH or CHH feature variable-installment repayments and annual interest rates ranging from 8.9% to 9.2% plus TR, or 12.0% from CHC.

Residential SFH and CHH loans are to be repaid within 30 years and commercial loans within 10 years.

Our individual loans made for construction purposes are repaid within 360 months, with 24 months to completion of construction, a 2-month grace period and the remainder for repaying the loan. Payments are made at the interest rate of 10.0% per annum plus TR variation for real estate falling into the SFH rules, or interest rates of 10.5% per annum plus TR variation for real estate falling into the CHH.

We also extend corporate financing for builders under the SFH. These loans are for construction purposes and typically specify 36 months for completion of construction work and repayments starting within 36 months after official registration of the building. These loans are charged the TR plus an annual interest rate of 12 to 13% during the construction stage for SFH loans, and TR plus an annual interest rate of 14% during repayment period for CHH loans.

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

Microcredit

We extend microcredit to low-income individuals and small companies, in accordance with Central Bank regulations requiring banks to use 2% of their cash deposits to provide microcredit loans. We started providing microcredit loans in August 2003. As of December 31, 2013, we had 11,406  microcredit loans outstanding, totaling R$7.9 million.

In accordance with Central Bank regulations, most microcredit loans are charged at a maximum effective interest rate of 2% per month. However, microcredit loans for certain types of business or specific production have a maximum effective interest rate of 4% per month. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for individuals in general, (ii) R$5,000 for individuals developing certain professional, commercial or industrial activities or for micro companies, and (iii) R$40,000 for our "guided microcredit productive" transactions, which are loans tailored for individuals and micro companies with revenues of less than R$120,000 per year. In addition, microcredit loans must not be for less than 120 days, and the origination fee must be 2.0% to 3.0% of the loan value.

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

34   Form 20-F – December 2013

Form 20-F

According to BNDES, we disbursed R$17.5 billion, 61.5% of which was loaned to micro, small and medium-sized companies in 2013. Our BNDES onlending portfolio totaled R$40.5 billion as of December 31, 2013, and accounted for 12.5% of our portfolio of loans and advances at that date.

Other local commercial loans

We provide traditional loans for the ongoing needs of our corporate customers. We had R$99.0 billion of outstanding other local commercial loans, accounting for 30.6% of our portfolio of loans and advances as of December 31, 2013. We offer a range of loans to our Brazilian corporate customers, including:

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

•      investment lines for acquisition of assets and machinery; and

•      guarantees.

These lending products generally bear an interest rate of 1.8% to 8.6% per month.

Rural loans

We extend loans to the agricultural sector by financing demand deposits, BNDES onlendings and our own funds, in accordance with Central Bank regulations. As of December 31, 2013, we had R$13.7 billion in outstanding rural loans, representing 4.2% of our portfolio of loans and advances. In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 5.5% as of December 31, 2013. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold. For BNDES onlending for rural investment the term is no more than five years with repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

Since July 2012, Central Bank regulations require us to use at least 34% of the annual average (from June through May) of our checking account deposits to provide loans to the agricultural sector. By the end of June, if we do not reach 34%, we must deposit the unused amount in a non-interest-bearing account with the Central Bank or pay a penalty of 40% of this amount.

Leasing

According to ABEL, as of December 31, 2013, our leasing companies were among the sector leaders, with a 19.7% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2013 was R$28.9 billion.

As of December 31, 2013, we had 126,460 outstanding leasing agreements totaling R$5.7 billion, representing 1.8% of our portfolio of loans and advances.

The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leasing operations are financial (as opposed to operational). Our leasing operations primarily involve the leasing of trucks, cranes, aircraft and heavy machinery. As of December 31, 2013, 68.7% of our outstanding leasing operations were for vehicles.

     Bradesco  35

Form 20-F

We conduct our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

We obtain funding for our leasing operations primarily by issuing debentures and other securities in the domestic market.

As of December 31, 2013, Bradesco Leasing had R$73.9 billion of debentures outstanding in the domestic market. These debentures will mature in 2028 and bear monthly interests at the interbank interest rate (“CDI rate”).

Terms of leasing agreements

Financial leases represent a source of medium and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions relating to products whose average life of five years or less, and 36 months for transactions for those with an average useful life of five years or more. There is no legal maximum term for leasing contracts. As of December 31, 2013, the remaining average maturity of contracts in our lease portfolio was approximately 53 months.

Credit cards

We offer a range of credit cards to our clients including American Express, Elo, Visa, MasterCard and private label brands, which stand out due to the extent of benefits and convenience offered to associates.

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

•      multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;

•      corporate credit cards accepted nationwide and internationally;

•      co-branded credit cards, which we offer through partnerships with companies;

•      "affinity" credit cards, which we offer through associations, such as sporting clubs and non-governmental organizations;

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

36   Form 20-F – December 2013

Form 20-F

•      "MoneyCard – Visa Travel Money and Global Travel Card" are prepaid international cards designed for foreign currency transactions, which target international travel;

•      “Agrocard Bradesco” – created for farmers and combines the features of a credit card and a debit card. Holders of these cards can use them to buy farm products in stores authorized by Cielo;

•      “Mastercard Black Corporate card” – developed for executives, with available services such as: Priority Pass, which provides access to more than 600 VIP lounges in airports, and Showpass, which facilitates the purchase of theater tickets and promotions through Plataforma Black;

•      “Prepax Presente prepaid cards” – issued by Alelo, which is a pre‑loaded card which can be given as a gift to individuals. Purchasers define the credit’s value and may opt to choose a commemorative topic or to personalize the card with a personal image;

•        “Elo Food, Meal and Christmas Meal benefit cards” – in addition to reducing operating costs, the value proposal of this business is to enhance the efficiency of payment means, with 100% of virtual transactions, by offering more security and convenience to companies and workers;

•      Utility Bills and Taxes Payment Services (via bar code) by way of the credit card option, in the internet banking channel. With this service, customers have up to 40 days to concentrate the payment of bills on a single date and also generate points/credits to the Rewards Programs they have with their Bradesco Cards;

•      “Meu Dinheiro Claro”, a prepaid card related to a Claro mobile telephone line that may be used for purchases in a broad network of stores, transfers between individuals that use this service, withdrawals, balances and statements, in addition to refills of prepaid credits for any Claro customer; and

•      “Corporate Elo Card” for the E1 public, (individual entrepreneur), developed to assist companies in managing expenses and providing greater flexibility and independence.

As of December 31, 2013, we had more than 55 partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

The following table shows our billing and total number of transactions of credit cards for the years indicated:

	In millions
	2013	2012	2011
Revenue – R$
Credit	119,407.0	103,542.5	89,624.1
Number of transactions
Credit	1,346.7	1,225.6	1,105.8

Debit cards

We first issued debit cards in 1981 under the name "Bradesco Instantâneo." In 1999, we started converting all of our Bradesco Instantâneo debit cards into new cards called "Bradesco Visa Electron." In 2013, we launched “Elo” debit cards. Bradesco Visa and Elo debit cardholders can use them to purchase goods and services at establishments or make withdrawals through our self-service network in Brazil. Purchase amounts are debited to the cardholder's Bradesco account, thus eliminating the inconvenience and bureaucracy of writing checks.

     Bradesco  37

Form 20-F

Cash Management Solutions

Management of receipts and payments

In order to meet the cash management needs of our customers in both public and private sectors, we offer many electronic solutions for receipt and payment management, supported by our network of branches, bank correspondents and electronic channels, all of which aim to improve speed and security for customer data and transactions.

The solutions provided include: (i) collection and payment services and (ii) online resource management enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

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

Solutions for receipts and payments

In 2013, we processed 896 million receipts through our collection system, checks custody service, identified deposits and credit orders via our teleprocessing system (credit order by teleprocessing or OCT), which was 4.5% more than in the same period of 2012.

In 2013, the volume processed through virtual means (Pag-For Bradesco, Net Empresa and Online Tax Payment) was 644 million documents, which represented a 18.1% increase as compared to the same period of 2012.

Production chain solutions

The Production Chain area seeks  to search for customized solutions for our clients, tailored to the characteristics of each customer’s sector and economic activity. The purpose of this operation is to facilitate  the relationship and interconnection among all production chain elements: anchor companies and their customers, suppliers, distributors, service providers and employees, among others. Accordingly, it is possible to expand the client base, increase business volume and strengthen the client's loyalty to the Bank, by way of structured and driven actions.

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

Market Niches

Customers in specific market niches, such as education, condominiums, health and expediters and driving schools, among others, have the support of a qualified team to structure customized solutions, adding value to a customer’s business, in accordance with profile, features and needs of the respective niche. Another important feature in this area is support for development of Local Productive Arrangements – LPA, providing business advisory services and assistance to these customers.

38   Form 20-F – December 2013

Form 20-F

Public authority solutions

Public administration also requires agility and technology in its everyday activities. We have a business area specifically to serve this market, which offers specialized services to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces), identifying business opportunities and structuring customized solutions.

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

In 2013, the Bank took part in bidding processes sponsored by the Brazilian Government and was successful in over 90% of these processes. Furthermore, we became leaders in payments of INSS benefits, with approximately 7.9 million retirees and pensioners.

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

On December 31, 2013, we administered or managed 1,550 funds and 233 portfolios, providing services to 2.7 million investors. These funds comprise a wide group of fixed-income, non-fixed income and multimarket funds, among others.

     Bradesco  39

Form 20-F

The following tables show our equity of funds and equity of portfolios which are under our management, the number of investors and the number of investment funds and managed portfolios for each period.

Distribution of Equity as of December 31,	R$ in thousands
	2013	2012
Investment Funds
Fixed income	373,551,609	369,287,183
Variable income	27,966,814	28,645,545
Third party share funds	6,355,220	8,781,502
Total	407,873,643	406,714,230
Managed Portfolios
Fixed income	16,856,215	24,573,236
Variable income	8,389,755	9,301,431
Third party share funds	2,243,831	1,242,315
Total	27,489,801	35,116,982
Overall Total	435,363,444	441,831,212

As of December 31,	2013		2012
	Number	Quotaholders	Number	Quotaholders
Investment Funds	1,550	2,731,246	1,373	3,159,302
Managed Portfolios	233	430	231	469
Overall Total	1,783	2,731,676	1,604	3,159,771

Our products are mostly distributed through our branch network, banking service by phone and the investor website via the Internet, the “ShopInvest” (www.shopinvest.com.br).

Services related to capital markets and investment banking activities

As the organization's investment bank, Bradesco BBI originates and executes mergers and acquisitions, and originates, structures, syndicates  and distributes fixed-income and equity capital market transactions in Brazil and abroad.

In 2013, Bradesco BBI advised customers on over 200 transactions across a range of investment banking products, totaling R$136.0 billion.

Equities

Bradesco BBI coordinates and places public offerings of shares in local and international capital markets and intermediates public tender offers. Bradesco BBI ended 2013 with a significant presence in IPOs and follow-ons by Brazilian issuers.

Based on data relating to public offerings registered with CVM in 2013, Bradesco BBI took part as an underwriter and joint bookrunner in ten offers totaling R$19.7 billion. In addition to participating in the IPO of BB Seguridade, the largest IPO in Brazilian history, it also acted as one of the leading coordinators of the U.S. car manufacturer Ford offering involving the amount of US$ 1 billion. This was the first time that a Brazilian bank acted within the leadership of a U.S. company’s offering in the U.S.

Fixed income

After having been engaged on a number of significant projects during 2013, Bradesco BBI ended the year with a very strong presence in the fixed-income segment. For the year ended December 31, 2013, Bradesco BBI was the leader in terms of value, according to the fixed income - short-term ANBIMA ranking. In the period, it coordinated 123 domestic-market offerings totaling more than R$33 billion.

In the international broker-dealer market, Bradesco BBI is continuously expanding its presence. In 2013, it acted as “joint bookrunner” for 17 bond issues, which exceeded the amount of US$13 billion.

40   Form 20-F – December 2013

Form 20-F

Bradesco BBI obtained authorization from the Tokyo stock exchange to operate in the Japanese market as the coordinator of an offering of samurai bonds, thereby becoming the first Latin American bank to operate in this role in the Japanese debt capital markets.

Structured operations

Bradesco BBI develops structures and solutions for its customers, in terms of financing, offering a number of funding tools to companies, including those involving securitization. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment.

In 2013, Bradesco BBI also held a leading position in the securitization ranking published by ANBIMA, as a result of structuring 12 operations with a total value of R$1.7 billion.

Mergers and acquisitions

Bradesco BBI provides advisory services to important customers in merger, acquisition and corporate sale transactions, private placements, forming  joint ventures, financial and corporate restructuring,  and privatizations, in addition to occupying an outstanding position among the key investment banks in Brazil.

In 2013, Bradesco BBI was rated among the top banks that provided advice for mergers and acquisitions in Brazil. During the year, Bradesco BBI advised on 28 transactions with an approximate disclosed value of R$34.8 billion.

Project finance

Bradesco BBI has a solid background as financial advisor and structuring agent for a number of projects involving project and corporate finance, seeking to optimize financing solutions for projects across various industries through both credit and capital markets. Bradesco BBI has excellent relationships with various development agencies such as BNDES, Banco Interamericano de Desenvolvimento ("BID") and International Finance Corporation ("IFC").

As of December 31, 2013, Bradesco BBI was involved in providing financial advice and structuring for approximately 70 projects totaling approximately R$155 billion in investments. In 2013, Bradesco BBI was number one in Dealogic Latin American and Caribbean mandated lead arranger ranking. During the period, Bradesco BBI concluded transactions in energy generation, oil and gas, mining, port logistics, airports and urban mobility.

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

In 2013, Bradesco Corretora traded more than R$101.0 billion in the BM&FBOVESPA equities market and the exchange ranked it 12th in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 30,002,876 futures, swaps and options totaling R$2,745.0 billion on the BM&FBOVESPA. According to the BM&FBOVESPA, in 2013, Bradesco Corretora ranked 11th in the Brazilian market, in terms of the number of options, futures and swaps contracts executed.

Bradesco Corretora was awarded by BM&FBOVESPA, within the Operational Qualifying  Program (PQO), all of the five excellence seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Web Broker), indicating the high quality of its future market transactions.

Bradesco Corretora offers its clients the possibility to trade securities on the Internet through its "Home Broker" service. In 2013, "Home Broker" trading totaled R$10.4 billion, or 1.6% of all Internet transactions on BM&FBovespa, and Bradesco Corretora was the 17th largest Internet trader in the Brazilian market.

     Bradesco  41

Form 20-F

Bradesco Corretora has a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market. With a team of 34 analysts, it is composed of sector specialists (senior and assistant analysts), who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has a team of its own economists dedicated to the customers' specific demands, focused on the stock market. Over 700 reports, in English and Portuguese, are monthly forwarded to the most important investors domiciled in Brazil, the United States, Europe and Asia.

Through our Bradesco Corretora's brokerage rooms, our customers have access to professionals that are able to advise on investing in the BM&FBOVESPA. We  currently run  15 rooms  throughout Brazil. This means that Bradesco Corretora provides direct customer service and closer relations with customers, training and certifying employees for a range of operations. This channel is very profitable and enjoys a high-level of take-up from investors, making for closer relations with our network of branches as loyal customers concentrate their funds with us.

Bradesco Corretora also offers its services as a representative of non-resident investors for transactions in the financial and capital markets, in accordance with CMN Resolution No. 2,689/00, which we refer to as "Resolution No. 2,689/00." For more details of Resolution No. 2,689/00, see "Item 10.D. Exchange Controls."

Custody, depositary and administrative services

In 2013, we were one of the main providers of capital markets services and retained leadership in the domestic asset custody market, according to the ANBIMA ranking. Our modern infrastructure and specialized team offer a broad range of services such as: asset registration (shares, BDR - Brazilian Depositary Receipts, investment fund shares, Certificates of Real Estate Receivables or CRIs, and debentures); qualified custody for securities; custody of shares underlying Depositary Receipts (DRs); administrative services for investment funds ("CVM Instruction No. 409" Funds and Structured Funds) and managed portfolios; fiduciary administration for investment funds; offshore funds; custody and representation for foreign investors; administrative agent; depositary (escrow account - trustee) and clearing agent.

We submit our processes to the Quality Management System ISO 9001:2008 and GoodPriv@cy certifications. Bradesco Custódia alone has 10 quality related and three protection and data privacy certifications.

As of December 31, 2013, Bradesco Custódia offered:

•      administrative and custody services for investment funds and managed portfolios and fiduciary administration for third-party funds involving:

-        R$940.6 billion in assets under custody for customers using custody services, as measured by methodology used for the ANBIMA ranking;

-        R$1.2 trillion in total shareholders´ equity of investment funds and managed portfolios which are using our administration services, as measured by methodology used for the ANBIMA ranking;

-        27 registered DR programs with a market value of R$95.3 billion; and

-        R$225.0 billion total shareholders´ equity of third-party investment funds under fiduciary administration by BEM DTVM.

•      Asset registration:

-        Bradesco’s share registration system comprised 254 companies, with a total of 4.5 million shareholders;

-        our debenture registration system contained 304 companies with a total market value of R$250.1 billion;

-        our fund share registration system contained 352 investment funds with a market value of R$68.8 billion; and

-        we managed 25 registered BDR programs, with a market value of R$1.5 billion.

42   Form 20-F – December 2013

Form 20-F

In December 2013,theCVM changed the rules that govern these activities through the issuance of Instructions no. 541, 542 and 543, which address centralized deposit, custody and bookkeeping of securities, respectively. Pursuant to these new instructions, recording agents will be required to maintain records in relation to issuances of registered assets and custodians will be responsible for safeguarding assets that were physically issued or for which they are holders of customers’ custody positions in central depositary entities. In addition, centralized deposit service providers will take on a crucial role for trading assets in organized markets, concentrating all operations corresponding to deposited assets. These new instructions will take effect on July 1, 2014.

International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign exchange transactions, foreign trade finance, lines of credit and banking. As of December 31, 2013, our international banking services included:

•      New York City, a branch and Bradesco Securities Inc., our subsidiary brokerage firm, or "Bradesco Securities U.S.,” and our subsidiary Bradesco North America LLC, or "Bradesco North America;"

•      London, Bradesco Securities U.K., our subsidiary, or "Bradesco Securities U.K.;"

•      the Cayman Islands, two Bradesco branches and our subsidiary, Cidade Capital Markets Ltd., or "Cidade Capital Markets;"

•      Argentina, Banco Bradesco Argentina S.A., our subsidiary, or "Bradesco Argentina;"

•      Luxembourg, Banco Bradesco Europa S.A. (formerly Banco Bradesco Luxemburgo S.A.) our subsidiary, or "Bradesco Europe;"

•      Japan, Bradesco Services Co. Ltd., our subsidiary, or "Bradesco Services Japan;"

•      Hong Kong, our subsidiary Bradesco Trade Services Ltd, or "Bradesco Trade;" and also Bradesco Securities Hong Kong or “Bradesco Hong Kong;” and

•      Mexico, our subsidiary Bradescard México, Sociedad de Responsabilidad Limitada, or "Bradescard México."

Our international transactions are coordinated by our international and foreign exchange department in Brazil with support from 29 operational units specializing in foreign exchange businesses located at major exporting and importing areas nationwide.

Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

For the years ended December 31,	2013		2012		2011
			(Restated)		(Restated)
	R$ in thousands	%	R$ in thousands	%	R$ in thousands	%
Brazilian operations	103,248,646	98.1%	94,198,281	98.3%	91,793,168	98.6%
Overseas operations	1,969,702	1.9%	1,590,704	1.7%	1,291,165	1.4%
Total	105,218,348	100.0%	95,788,985	100.0%	93,084,333	100.0%

Foreign branches and subsidiaries

Our foreign branches and subsidiaries are principally engaged in trade finance for Brazilian companies. Bradesco Europe also provides additional services to the private banking segment. With the exception of Bradesco Services Japan and Bradesco Trade Services, our branches abroad are allowed to receive deposits in foreign currency from corporate and individual customers and extend financing to Brazilian and non-Brazilian customers. Total assets of the foreign branches, excluding transactions between related parties, were R$137.5 billion, as of December 31, 2013, denominated in currencies other than the real.

     Bradesco  43

Form 20-F

Funding required for import and export finance is mainly obtained from the international financial community, through credit lines granted by correspondent banks abroad. As an additional source of funding, we issued debt securities in international capital markets, which amounted to US$13.5 billion in 2013.

Bradesco Argentina – To expand our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, the general purpose of which is to extend financing, largely to Brazilian companies established locally and, to a lesser extent, to Argentinean companies doing business with Brazil. As of December 31, 2013, Bradesco Argentina recorded R$169.9 million in total assets.

Bradesco Europa -  In April 2002, we took control of Banque Banespa International S.A., Luxemburg, currently named Banco Bradesco Europa. As of December 31, 2013, its total assets were R$6.7 billion.

Bradesco Services Japan – In October 2001, we incorporated Bradesco Services Japan to provide support and specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil. As of December 31, 2013, its assets totaled R$1.0 million.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

•      The focus of Bradesco Securities U.S. is on facilitating the purchase and sale of shares, primarily in the form of ADRs and common shares. It is also an authorized dealer in bonds, commercial paper and deposit certificates, among other securities, and may provide investment advisory services. As of December 31, 2013, Bradesco Securities U.S. had assets of R$93.1 million;

•      Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors. On December 31, 2013, Bradesco Securities U.K. had assets of R$20.9 million; and

•      Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors. On December 31, 2013, Bradesco Securities H.K. had assets of R$11.3 million.

Cidade Capital Markets – In February 2002, Bradesco acquired Cidade Capital Markets in Grand Cayman, due to the acquisition of its parent company in Brazil, Banco Cidade. As of December 31, 2013, Cidade Capital Markets had R$95.4 million in assets.

Bradesco North America LLC was incorporated in August 2011 to be used as a holding company focused on Bradesco's investments in non-bank businesses in the United States. As of December 31, 2013, its total assets was R$4.8 million.

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

44   Form 20-F – December 2013

Form 20-F

There are still other forms of export financing, such as export prepayments, onlendings from BNDES-EXIM funds, export credit notes and bills (referred to locally as "NCEs" and "CCEs"), and the PROEX rate equalization program.

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,000 correspondent banks abroad, 63 of which extended lines of credit as of December 31, 2013.

As of December 31, 2013, our international unit had a balance of R$29.5 billion in export financing and R$10.4 billion in import financing and international finance. The volume of our foreign exchange contracts for exports reached US$44.2 billion in 2013. In the same period, the volume of our foreign exchange contracts for imports reached US$34.6 billion. In 2013, based on Central Bank data, we reached an 18.1% market share of trade finance for Brazilian exports and 15.6% for imports.

The following table shows the composition of our foreign trade asset portfolio as of December 31, 2013:

2013	R$ in thousands
Export financing
Advance on foreign exchange contracts – undelivered bills	5,889,466
Advance on foreign exchange contracts – delivered bills	646,915
Export prepayment	10,066,775
Onlending of funds borrowed from BNDES/EXIM	3,300,835
Proex - Rate Equalization Program	54,112
NCE/CCE (Exports Credit Note/Exports Credit Certificates)	9,525,804
Total export financing	29,483,907
Import financing
Import financing – foreign currency	6,853,418
Exchange discounted in advance for import credit	1,709,070
Import credit opened	735,505
Total import financing	9,297,993
International financing	1,102,616
Total foreign trade portfolio	39,884,516

Foreign exchange products

In addition to import and export financing, our customers have access to a range of services and foreign exchange products such as:

•      WEB export and import contracts;

•      collecting import and export receivables;

•      cross border money transfers;

•      advance payment for exports;

•      accounts abroad in foreign currency;

•      domestic currency account for foreign domiciled customers;

•      cash holding in other countries;

•      structured  foreign currency transactions: through our overseas units;

•      foreign loans to customers (Decree-Law No. 4,131/62);

•      service agreements – receiving funds from individuals abroad via money orders;

•      prepaid cards with foreign currency (individual and corporate customers);

•      purchasing and selling travelers checks and foreign currency paper money;

     Bradesco  45

Form 20-F

•      cashing checks denominated in foreign currency;

•      international financial clearance certificate; and

•      international financial capacity certificate.

Consortia

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "consortium," in which members pool their resources to facilitate the purchase of certain consumer goods. The purpose of a consortium is the acquisition of goods, as  Brazilian law prohibits  the formation of consortia  for other purposes.

Our purchasing consortium company (Bradesco Consórcios) manages plans for groups of purchasers buying real estate, automobiles and trucks/tractors/machinery and equipment. In January, 2003, our subsidiary Bradesco Consórcios initiated the sale of consortium quotas, to our customers. According to the Central Bank, in May, 2004, Bradesco Consórcios became the leader in the real estate segment and, in December 2004, it also became the leader in the automobile segment. In October, 2008, Bradesco Consórcios became the leader in the trucks/tractors/machinery and equipment segment. As of December 31, 2013, Bradesco Consórcios registered total sales of 924,246 outstanding quotas in the three segments, with total revenues of over R$36.5 billion and net income of R$475.3 million.

Insurance, pension plans and capitalization bonds

The following diagram shows the principal elements of our insurance, pension plans and capitalization bonds segment as of December 31, 2013:

46   Form 20-F – December 2013

Form 20-F

The following table shows selected financial data for our insurance, pension plans and capitalization bonds segment for the periods indicated. This segment information is prepared in accordance with accounting practices adopted in Brazil, which are the accounting practices on which the reports used by Management to assess performance and make decisions are based.

As of and for the year ended December 31,	R$ in thousands
	2013	2012	2011
Statement of Income data
Net interest income	5,589,328	3,124,512	3,274,715
Other income and expenses (1)	446,778	2,725,672	1,905,577
Income before income taxes	6,036,106	5,850,184	5,180,292
Income and social contribution taxes	(2,253,451)	(2,196,399)	(1,850,139)
Net income for the year	3,782,655	3,653,785	3,330,153
Net income attributable to controlling interest	3,692,531	3,591,743	3,201,449
Net income attributable to non-controlling interest	90,124	62,042	128,704
Statement of Financial Position data
Total assets	160,295,583	153,695,571	123,867,399
Selected results of operations data
Income from insurance and pension plans
Written premiums	42,226,410	37,899,360	32,136,300
Pension plan contributions	3,584,290	3,273,485	3,061,682
Coinsurance premiums ceded	(154,125)	(198,281)	(190,724)
Premiums returned	(543,779)	(500,468)	(418,791)
Reinsurance premiums	(225,581)	(297,351)	(272,924)
Premiums retained from insurance and pension plans	44,887,215	40,176,745	34,315,543
Changes in the insurance technical provisions and pension plans	(20,001,807)	(23,326,101)	(18,212,405)
Retained claims	(15,484,691)	(13,123,833)	(11,168,612)
Selling expenses for insurance and pension plans	(2,468,088)	(2,314,815)	(1,859,208)
Income from insurance and pension plans	6,932,629	1,411,996	3,075,318
Note: Data presented above include income from related parties outside the segment.
(1) For additional information, see "Item 5.A. Operational Results".

Insurance products and services

We offer insurance products through a number of different entities, which we refer to collectively as "Grupo Bradesco Seguros." Grupo Bradesco Seguros is leader in the Brazilian insurance market.

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2013, there were 25.8 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their staff.

On December 31, 2013, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A (“Mediservice”) had more than 4.1 million beneficiaries covered by company plans and individual/family plans. Approximately 82 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 52 of the top 100.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2013, it included 9,976 laboratories, 13,211 specialized clinics, 15,038 physicians and 2,495 hospitals located throughout the country.

     Bradesco  47

Form 20-F

Automobiles, property/casualty and liability insurance

We provide automobile, property/casualty and liability insurance  through our subsidiary Bradesco Auto/RE. Our automobile insurance covers losses arising from  vehicle theft,  damage to the passenger and third-party injury. Retail property/casualty insurance is for individuals, particularly those with residential and/or equipment related risks and small- and medium-sized companies whose assets are covered by multi-risk business insurance.

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

As of December 31, 2013, Bradesco Auto/RE had 1.5 million insured automobiles and 2.2 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Other Information

Sales of insurance products

We sell our insurance products through brokers in our branch network and through non-exclusive brokers throughout Brazil. Bradesco Seguros pays brokers' fees on a commission basis. As of December 31, 2013, 33,422 brokers publically offered our insurance policies. We also offer certain automobile, health, and property/casualty insurance products directly through our website.

Pricing

Pricing of group health insurance policies in Brazil is based on historical data relating to: (i) medical, hospital and dental care costs, as well as (ii) frequency of utilization per procedure. Actuarial studies for pricing health insurance also take into consideration the distribution and frequency of claims by age brackets of the insured population and by geographical area, along with the insurance coefficients adopted in accordance with best actuarial practices.

The pricing of life insurance is usually based on life expectancy statistics, and in some cases, the frequency of the average amounts of claims actually made by the Brazilian population. Any amount exceeding the reinsurance agreement limit (facultative) is also transferred to reinsurance companies such as by IRB.

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

Pricing for the mass property/casualty insurance sector is also based on frequency and average amounts of claims, and on specific characteristics of the insured party's location. Pricing for corporate property/casualty insurance varies with the specific characteristics of each risk insured. Depending on the type of coverage and/or amount insured we may have to consult the reinsurance companies to obtain the basis for an insurance contract.

Reinsurance

Brazilian regulations set retention limits on the amount of risk insurance companies may underwrite without having to purchase reinsurance. Under these regulations, risk underwritten by Bradesco Auto/RE is reinsured substantially with IRB if insured amounts exceed retention limits or if reinsurance is recommended for technical/actuarial decisions taken to minimize the risks of certain portfolios.

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

48   Form 20-F – December 2013

Form 20-F

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

Through Decree No. 6,499/08, the President of Brazil set maximum limits for the ceding of premiums to reinsurance companies in each calendar year. For local insurers, such maximum limit was 10% of premiums, and for local reinsurers,  50% of premiums. In the case of local insurers, CNSP Resolution No. 203/09 raised the limit from 10% to 25% in the case of guarantees  for public obligations and oil risks.

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

On December 31, 2013 there were 111 reinsurers authorized to operate in the Brazilian market, including IRB and Lloyd's of London. Twenty-eight  reinsurance brokerage firms have authorization to intermediate reinsurance and retrocession operations.

Bradesco Auto/RE purchases reinsurance from a small number of reinsurers authorized by SUSEP and previously approved by its Diretoria Executiva, and has IRB as its main reinsurer, having granted IRB through December 31, 2013 the leadership in all automatic agreements and 100% of optional agreements. These reinsurers are classified by SUSEP as local (IRB) or admitted (other), posting capital and rating above the minimum determined by the Brazilian legislation.

We emphasize that practically all the property and casualty portfolios, except automobiles, have reinsurance protection, of which the major portion is by means of proportional and non-proportional plans, the latter being per risk and/or per event. The premium assigned in reinsurance, in relation to the premium issued by the insurance company, is relatively small.

All re-insurance contracts are entered into directly with the re-insurer, without the intermediation of any reinsurance brokers, and they adopt the re-insurance contractual provisions prepared by the company’s technical and legal departments.

In 2013, Grupo Bradesco Seguros reinsured approximately R$225.6 million in reinsurance premiums, a relatively small sum as compared to total premiums issued. Although reinsurance is accountable to assignors according to the reinsured sum, insurance companies are primarily accountable before their insured parties for the entire risk assumed.

Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now the leading pension plan manager in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by Fenaprevi and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from withholding taxes on income generated by the fund portfolio.

As of November 30, 2013, Bradesco Vida e Previdência accounted for 29.8% of the pension plan and VGBL market in terms of contributions, according to Fenaprevi. Also according to the same source, managed pension funds accounted for 29.5% of VGBL, 25.4% of PGBL and 43.2% of traditional pension plans in Brazil. As of November 30, 2013, Bradesco Vida e Previdência accounted for 32.1% of all supplementary pension plan assets under management, 30.5% of VGBL, 24.0% of PGBL and 51.9% of traditional pension plans, according to Fenaprevi.

     Bradesco  49

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

We manage pension and VGBL plans covering 2.4 million participants, 62.4% of whom have individual plans, and the remainder of whom are covered by company plans. The company’s plans account for approximately 25.7% of our technical reserves.

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

VGBL and PGBL plans may be acquired by companies in Brazil for the benefit of their employees. In 2013, Bradesco Vida e Previdência managed R$74.1 billion in VGBL and R$19.4 billion in PGBL plans. Bradesco Vida e Previdência also managed R$25.9 billion in pension plans.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to specific needs of the corporate customer.

Bradesco Vida e Previdência earns revenues primarily from:

•      pension and PGBL plan contributions, life insurance and personal accidents premiums and VGBL premiums;

•      revenues from management fees charged to participants in accordance with mathematical provisions; and

•      interest income.

Capitalization bonds

Bradesco Capitalização offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$8 to R$50,000.00), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$2.0 million (gross premiums). Customers’ contributions earn interest at a rate of TR plus 0.5% per month over the value of the mathematical provision, which  may be redeemed by the shareholder at the end of the grace period. As of December 31, 2013,  we had around 8.2 million "traditional" capitalization bonds and around 15.2  million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short terms and grace periods with low unit sales value. In 2013, Bradesco Capitalização had approximately 23.4  million capitalization bonds and 3.5 million customers.

Bradesco Capitalização was Brazil´s first company in its market to receive the ISO 9001 Quality Management Certificate, and has preserved it since then. It has been certified since 2009 by Fundação Vanzolini in the ISO 9001:2008 version for the scope of “Management of Capitalization Bonds.”

Bradesco Capitalização is the only company in its industry to have received a Standard & Poor’s (“S&P”) rating of “brAAA”, the highest rating in Brazil.

Treasury activities

Our treasury department trading includes derivative transactions, mainly for economic hedging purposes (known as "macro-hedge"). Transactions such as these comply with limits set by our senior management and guidelines from our integrated risk control unit using a value-at-risk ("VaR") methodology. For more information about our VaR methodology, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Value at Risk" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Market Risk."

50   Form 20-F – December 2013

Form 20-F

Distribution channels

Our branch network is complemented by other distribution channels, such as: points of service, banking correspondents, ATMs, telephone banking services, and Internet and mobile banking. In introducing new distribution systems, we have focused on enhancing our security as well as increasing efficiency.

By the end of 2013, we had 4,674 branches, 4,766 points of banking services and 46,851 banking correspondents (Bradesco Expresso) and 3,003 points of service outside of our own ATM network.

For information on our international branches as of December 31, 2013, see "International banking services."

Specialized distribution of products and services

As part of our distribution system, we have five areas that offer a range of different products and services on an individualized in all specific segments of our customer base. By segmenting the market, we aim to cater for different profiles and scales of customers, thus enhancing service and improving efficiency.

Bradesco Varejo

Bradesco is present in 100% of municipalities in Brazil. The Bradesco Varejo service network comprises 4,258 branches, 3,577 banking and electronic points of service, 1,180 mini-branches and 46,851 Bradesco Expresso banking correspondent units, in addition to thousands of ATMs.

Bradesco Varejo´s focus is on individuals with monthly income of no more than R$9,000 and companies with annual revenues of up to R$30.0 million. Individual customers with monthly income from R$4,000 to R$9,000 are known as Exclusive customers, and corporate customers, with annual revenues of up to R$30.0 million are known as Empresas e Negócios. The retail area provides customized services with adequate financial solutions for  each profile.

As of December 31, 2013, Bradesco Varejo provided assistance to over 25.5 million account holders.

The service network makes products and services available even at remote or hard-to-reach areas and also at densely populated and low income communities, such as: Rocinha, Cidade de Deus, Rio das Pedras, Complexo do Alemão, Gardênia Azul, Cantagalo, Turano, Santa Marta, Mangueira and Chapéu Mangueira in Rio de Janeiro, and Heliópolis and Paraisópolis in São Paulo.

Bradesco Prime

Bradesco Prime was created in May 2003 and its public target is high-income customers. Its mission is to be the bank of choice for these customers by focusing on quality relationships, and providing solutions for their needs through well-trained teams, adding shareholder and collaborator value while upholding our ethical and professional standards. Bradesco Prime offers the following value added services:

•      Personalized services provided by relationship managers: experienced and skilled professionals with certification from ANBIMA, providing full financial advisory services and managing a small client portfolio;

•      Exclusive facilities: Bradesco Prime customers have access to their own network of exclusive branches offering convenience and privacy to tend to their business affairs and can count on “Bradesco Prime Spaces” - a reserved and distinctive environment at Bradesco Varejo branches that fully maintains the segment's value proposition. Our  nationwide branch network, including "Bradesco Dia & Noite" and "Banco24Horas” ATMs is also available to Bradesco Prime customers;

•      Exclusive products and services: Bradesco Prime has a comprehensive set of differentiated products and services, such as internet banking (bradescoprime.com.br), call center (Fone Fácil Bradesco Prime), online advisors and investment funds, credit solutions with distinct rates, a diversified portfolio of insurance, pension plans and credit cards, among others; and

•      Bradesco Prime loyalty program: introduced to further acknowledge and enhance customer relationships. By purchasing products and services, customers gain points that can be converted into benefits such as 12 days of interest-free overdraft, or up to 40% reduced overdraft charges and up to 100% off the package of services.

     Bradesco  51

Form 20-F

Present in all Brazilian capital cities, Bradesco Prime has been investing in technology, improvement of relationships with customers and training of its professionals throughout  its entire history.  It has earned an outstanding position in the Brazilian market for banking services for high-income customers and has consolidated as the largest banking services provider for these customers in terms of its service network, with 304 branches and 400 Bradesco Prime Spaces strategically positioned.

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

Bradesco Private Bank has offices located in São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Brasília, Campinas, Caxias do Sul, Curitiba, Florianópolis, Fortaleza, Goiânia, Londrina, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador. Bradesco Private Banking is supported by our international units in the Cayman Islands, New York and Luxemburg.

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

Bradesco Empresas

Bradesco Empresas serves companies whose annual revenues range from R$30 million to R$250 million through its 71 business units strategically located in state capitals, as follows: Southeast (42), South (17), Mid-West (4), Northeast (6) and North (2). It also has 59 Espaços Empresas (spaces reserved for Bradesco Empresas) in strategic locations not heavily serviced by Bradesco Empresas. These are specially structured places for rendering services to economic groups within the segment.

Bradesco Empresas offers top quality business management with products such as loans and advances, financing, investments, foreign trade, hedging transactions, cash management and structured transactions in capital markets to ensure customer satisfaction and good results for us.

Bradesco Empresas manages funds totaling R$115.0 billion through loans and advances, deposits, funds and collections.

Bradesco Corporate

Our Corporate segment was created in 1999 to serve companies posting annual revenues of more than R$250 million in most cases, served by a team of 143 with centralized relationship management offering both traditional and tailor-made products.

52   Form 20-F – December 2013

Form 20-F

Branch Network

The principal distribution channel for our banking services is the branch network. In addition to offering retail banking services, branches serve as a distribution network for all of the other products and services, including payment and collection management services, private banking services, credit cards and asset management products. We market leasing services through channels operated by the branch network, as well as through our wholly owned subsidiaries Bradesco Leasing and Bradesco Financiamentos. Bradesco Corretora and Bradesco Consórcios also offer our services of brokerage, trading and purchasing consortium services through our branches. Bradesco Vida e Previdência sells its products through 10,103 independent agents nationwide, most of whom are based on our own premises. Compensation for these agents is commission-based.

     Bradesco  53

Form 20-F

We sell our insurance products, pension plans and capitalization bonds through our website, through exclusive brokers based in our network of bank branches, and non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. As of December 31, 2013, there were 33,422 brokers were offering our insurance policies to the public. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

	% of total sales, per product
	2013	2012	2011
Insurance products
Sales through the branches	37.9%	38.1%	45.3%
Sales outside the branches	62.1%	61.9%	54.7%
Pension plans products
Sales through the branches	86.1%	83.7%	76.8%
Sales outside the branches	13.9%	16.3%	23.2%
Capitalization bonds
Sales through the branches	82.1%	79.6%	84.1%
Sales outside the branches	17.9%	20.4%	15.9%

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

People with disabilities and reduced mobility are provided with internet banking services for the visually impaired; personalized assistance for the hearing impaired using digital language at Fone Fácil, Bradesco Celular for the visually impaired; visual mouse for people with motor disabilities; and access to ATMs for customers with visual and physical disabilities, among others.

We are present on social networks, through  which we monitor our brand, products and services, provide  services and interact  with users. We were the first bank to develop a Facebook access application, which enables making inquiries, payments, transfers and request of personal loans while navigating on the social network.

In 2012, we introduced Bradesco Next, a fully digital and multitouch interaction facility developed to test new forms of banking service usage, formats and layouts. The strategy behind Bradesco Next is to develop new digital services that may be used in our branches.

Bradesco Celular (Mobile banking)

We were the first Brazilian institution to use  mobile banking. Through this channel the customer can  check bank balances and statements, make payments, recharge prepaid mobile phones, make transfers, get loans, obtain quotes  and follow stock purchase and sale orders, among other things. Our website www.bradescocelular.com.br provides  detailed information on products and services. In 2013, 867.8 million transactions were carried out via Bradesco Celular.

Additionally, Bradesco Celular also provides  the following services:

•      Bradesco Direct Reload: a service that enables reloading credits for prepaid mobile phones with just a single call from the device itself, even if there are no credits available for making calls. This feature is currently available for mobile phone users who are registered customers of Brazilian mobile phone network operators, Vivo and Claro;

•      SMS payments: previously-registered customers receive messages to schedule payments in advance or make payments with their banking collection forms registered with the DDA or utility bills, by simply answering a SMS;

54   Form 20-F – December 2013

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

•      Conta Bônus Celular Bradesco (Bradesco Mobile Bonus Account): in addition to providing access to a number of financial services, the amount of the monthly fee for the basket of services is converted into a prepaid mobile phone bonus credits;

•      Token embedded in the mobile device: an innovative and pioneering service in the market, the embedded token provides an additional convenience option for our customers by enabling them to authenticate any transaction carried out on the device and other digital channels; and

•      Bradesco Celular via SMS (SMS Banking): this service allows our customers to confirm balances, see their last three entries in a bank statement and reload credits for prepaid mobile phones via SMS.

Internet

In 2011, we introduced a new version of our Internet Banking service, which included more than 50 innovations, in particular an “A” key for Quick Access, an Intelligent Payment feature which automatically recognizes the intended type of payment through a bar code, and a search box located on all pages.

The Portal Bradesco has 14 transactional sites for banking transactions and 48 institutional sites, which provide information on the Bank, guidance on security, disclosure of social and environmental actions, and specific investor publications, among others. The institutional sites in turn have been restructured, whereby information and products/services were reorganized, contents simplified and language adapted to digital channels.

In 2013 our customers, both individual and corporate, carried out 4.2 billion online transactions. Our  corporate customers can use Bradesco Net Empresa, which allows them to check their account balances online and carry out banking transactions and transfers quickly and safely.

Self-service network

Our self-service network has 33,464 ATMs strategically distributed across Brazil, providing quick and convenient access to products and services. In addition to our  ATMs, customers can access the pooled network of 14,739 Banco24Horas machines to effect transactions such as cash withdrawals, statements, balance status queries, loans, payments of payment vouchers, transfers between Bradesco accounts and transfers to other banks. As of December 31, 2013, 2.1 billion transactions were conducted through ATMs.

We were a pioneer in Brazil in introducing a biometric reading system that identifies customers and authenticates ATM transactions through a sensor/invisible light beam capturing the image of the vascular pattern of the palm of the hand. This technology allows our customers to carry out transactions using only their card and hand palm reading.  In addition, for greater convenience, customers may also withdraw cash and check balances without their card, simply using biometry and a six-digit password, so that transactions are carried out more easily and quickly. We believe, the biometric reading system is one of the world’s most advanced security technologies. This technology is available in 33,254 of our ATMs and in 6,344 ATMs of the Banco24Horas network.

Based on an agreement with the INSS, this technology  allows retired customers and pensioners to perform “proof of life” with the use of automatic biometrics, without the need to go to a bank counter to submit documentation, thereby expediting the process.

Telephone services – Fone Fácil

Fone Fácil is Bradesco’s telephone banking system. The customized service system, with financial experts and virtual servicing, makes Fone Fácil one of the most efficient service channels and we have one of the most awarded banking relationship centers in Brazil, which  is available to customers on a 24/7 basis.

     Bradesco  55

Form 20-F

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

In addition to the customized digital service, customers have access, through a number of specific numbers, to several telephone service centers including service centers for: internet banking, Net Empresa, Consortium, Private Pension Plan, Bradesco Financiamentos and Alô Bradesco.

During 2013, 364.2 million calls were registered, and 473.2 million transactions were completed.

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

Integrated risk control

The Integrated Risk Control Department is responsible for the following activities:

Risk management

Risk management is of great strategic importance to us due to the increasing complexity of services and products and the globalization of our business. The improvement in this activity has enabled us to be the first and only bank in Brazil authorized by the Central Bank to use, since January 2013, internal market risk models, which were already used for management, in order to calculate the regulatory capital set forth in the Basel Accord.

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

Risk Management Structure

The structure of our risk management function consists of committees, responsible for assisting our  Board of Directors and the Diretoria Executiva in making strategic decisions.

The “Integrated Risk Management and Capital Allocation Committee” is responsible for advising the Board of Directors on the performance of its roles in the management and control over risks and capital.

The committee is assisted by the Capital Management Executive Committee and the executive committees for risk management of: a) Credit; b) Market and Liquidity; c) Operational; d) Grupo Bradesco de Seguros e Previdência; and e) Basel II Implementation. There are also executive committees for our business units, whose tasks include suggesting limits for exposure to their related risks and devising mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

Credit risk

Credit risk is the possibility of losses associated with a borrower’s or counterparty’s failure to comply with their respective contractual obligations under the originally agreed terms. For purposes of risk management disclosure, we consider and consolidate all credit risk elements exposed, such as the depreciation of loan agreements resulting from deterioration in the borrower's risk rating, the reduction in gains or remunerations, including benefits granted in renegotiations, recovery costs and other amounts related to the counterparty’s non-compliance with financial obligations.

56   Form 20-F – December 2013

Form 20-F

Credit risk management is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and independence of the processes.

We monitor our exposure to credit risk, which mainly results from loans and advances, financial assets and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments and financial guarantees.

In order to ensure the quality expected from the portfolio, committees monitor all relevant aspects of the process of lending, concentration, collateral requirements, maturities, and other aspects.

We aim to continually outline all the activities that could potentially generate exposure to credit risk, as well as identifying managers, measurement and mitigation plans for those activities.

Credit Risk Management Process

Credit risk management is conducted in an institution-wide, centralized manner. All exposure to risk is analyzed, measured, classified and monitored independently.

The Credit Risk area participates in improving the customer risk rating models, following up large risks by periodically monitoring major delinquencies and the provisioning levels for expected and unexpected losses.

The Credit Risk area continuously reviews  the internal processes, including the roles and responsibilities, information technology training and requirements and periodic review of risk assessment, in order to incorporate new practices and methodologies.

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

In addition to the committee meetings, the business area holds monthly meetings  with officers and heads of products and segments to ensure they are informed about the evolution of the portfolio of loans and advances, delinquency, losses, credit recovery, portfolio limits and concentrations, and other items. This information is also reported to the Audit Committee.

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

This risk is identified, measured, mitigated,  controlled and reported. Our profile of exposure to market risk is in line with guidelines established by the governance process, with limits that are monitored on a timely and independent basis.

All transactions exposed to market risk are mapped, measured and classified according to probability and magnitude, with the whole process approved by the governance structure.

Our risk  management process involves the participation of all levels of the organization, from business units to the Board of Directors.

Market risk measurement and control are carried out through stress methodologies,  Value at Risk (VaR), Economic Value of Equity (EVE), and sensitivity analysis, and limits for earnings management and financial exposure. The use of several methodologies to measure and evaluate risks is important, as they are always supplementary to each other and their combined use permits capturing different scenarios and situations.

     Bradesco  57

Form 20-F

In line with corporate governance and in order to preserve and strengthen our management of market and liquidity risks, as well as to meet the requirements of CMN Resolution No. 3,464/07, the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annualy by the relevant committees and the Board of Directors itself, providing the main operational guidelines for accepting, controlling and managing market and liquidity risk.

In addition to this policy, we have several specific rules that regulate the market and liquidity risk management process, including:

•      classification of operations;

•      reclassification of operations;

•      trading in government or private securities;

•      use of derivatives; and

•      hedging.

Market Risk Management Process

Our market risk management process is run on a corporate wide basis. This process involves several areas with specific duties, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. This process allowed us to be the first and only financial institution in Brazil authorized by the Central Bank to use, as of January 2013, internal market risk models to calculate the needs for regulatory capital. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself.

Definition of limits

Proposed market risk limits are validated by specific committees for approval by the Integrated Risk and Capital Allocation Committee, to be submitted to the Board of Directors depending on the characteristics of business, which are separated into the following portfolios:

Trading portfolio: comprises all operations involving financial instruments, including derivatives, held-for-trading or used to hedge other instruments in the trading portfolio, which have no trading restrictions. Held-for-trading operations are those destined for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The trading portfolio is monitored by limits of:

•      risk;

•      stress;

•      results; and

•      financial exposure.

Banking portfolio: comprises transactions not qualifying for our trading portfolio, deriving from our other businesses and their respective hedges.

The banking portfolio is monitored by limits relating to:

•      interest rate risk; and

•      equities portfolio.

Market risk is controlled and monitored primarily by an independent business unit, the Integrated Risk Control Department, which calculates risk of outstanding positions on a daily basis, consolidates results and reports as required by the existing governance process.

In addition to daily reports, exposures are discussed weekly by the Treasury's Executive Committee, which assesses results and risks and discusses and validates  strategies. Both governance process and limits are validated and reviewed at least once a year by the Integrated Risk and Capital Allocation Committee and submitted for approval by the Board of Directors.

58   Form 20-F – December 2013

Form 20-F

For more information on how we evaluate and monitor market risk, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

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

Understanding and monitoring this risk is crucial, especially for us to be able to ensure conditions to settle transactions in a timely and secure manner.

Liquidity Risk Management Process

We manage our liquidity risk process on a group-wide, centralized and independent basis with daily monitoring of available funds, compliance with minimum liquidity levels, and contingency planning for high-stress situations.

Our policy for risk management and market liquidity is approved by the Board of Directors, whose objectives include ensuring standards, criteria and procedures to guarantee the establishment of the Minimum Liquidity Reserve (RML), as well as the strategy and action plans for liquidity crisis situations. The policy and controls we established fully comply with CMN Resolution No. 4,090/12.

Our approved criteria and procedures determine the minimum liquidity reserve to be maintained on a daily basis and the types of assets considered as available funds. Additionally, we determine instruments for management of liquidity in normal and crisis scenarios, with strategies to be followed in each case.

Our liquidity risk is managed by the Treasury Department, based on the positions provided by the back-office controls positions, which provides liquidity information to our management and monitors compliance with established limits. The Integrated Risk Control Department is responsible for the methodology  of measurement of liquidity reserve requirements, control over limits established by type of currency and company (including for non-financial companies), reviewing policies, standards, criteria, procedures, and drafting reports for new recommendations.

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

•      standardizing the reporting format for various departments through the Internal Corporate Control Risk (ROCI) corporate system, developed for daily and/or monthly storage of operational risk event data;

•      receiving, processing and reconciling data for entering in the corporate operational risk database; and

•      using the database for statistical modeling of events to calculate operational VaR.

     Bradesco  59

Form 20-F

Our operational risk has its corporate control and monitoring performed in the area of operational risk by our Integrated Risk Control department.

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

Internal controls and compliance

The efficacy of our internal controls is supported by trained professionals, well-defined and implemented processes and a technology compatible with business needs.

The Internal Control and Compliance Policy and the Internal Control System Rules are in line with the key control frameworks,  such as “COSO” – Committee of Sponsoring Organizations of the Treadway Commission and “COBIT” – Control Objectives for Information and Related Technology, which cover business and technology aspects respectively, complying with good practices, regulations and applicable legislation.

The existence, efficacy and enforcement of controls that ensure acceptable risk levels in our processes are certified by the Internal Control and Compliance Department, the results of which are conveyed to the Internal Controls and Compliance Audit Committees, as well as to the Board of Directors, with the purpose of providing reasonable assurance with regard to appropriately carrying out business transactions and achieving defined objectives, in accordance with external laws and regulations, internal policies, rules and procedures, and applicable codes of conduct and self-regulation.

Prevention of Money Laundering and Terrorism Financing

We maintain specific policies, principles, procedures and systems to prevent and/or detect the utilization of our structure, products and services for money laundering and terrorist financing purposes.

We have invested in training our employees with programs of varying formats, such as manuals, videos, live and remote courses and specific lectures for the areas in which training is required.

Any suspect or unusual cases identified are forwarded to the Committee on Assessment of Suspicious Transactions, composed of a number of areas, which assess the need for reporting to Regulatory Bodies.

The Prevention of Money Laundering and Terrorism Financing Program is supported by the Prevention and Combat of Money Laundering and Terrorism Financing Executive Committee, which assesses efforts and the need to coordinate procedures with regulations defined by the regulating bodies and best domestic and international practices.

Independent validation of models

We employ internal models to manage and measure risks and capital. They are developed based on statistical data or expertise by specialists, who support or work to structure critical topics and to provide conformity and agility to decisions.

In order to detect, mitigate and control risks, the models are validated independently through a strict program of tests, the results of which, covering process adequacy aspects, governance and creating models and their assumptions, is conveyed to managers, to Internal Audit, to the Internal Control and Compliance Committee and to the Integrated Risk Management and Capital Allocation Committee.

Corporate security

In September 2009, in order to reinforce our Information Security Management System, the Corporate Security Department was created. This Department reports to the Diretoria Executiva and has technologies and specialized teams to put in place and maintain preventive actions to protect information assets and to avoid fraud, protecting the information and system security that supports the business.

60   Form 20-F – December 2013

Form 20-F

In addition to defining strategic information security standards, represented by an Information Security Management System, this department is also corporately in charge of issuing technical opinions and defining information security mechanisms to implement products, services or processes, with a view of protecting customer information.

Among the main "Corporate Security Global Vision" responsibilities, we highlight the following:

•      defining our system for data security management, based on our corporate policy for information security and a set of corporate rules, dealing with the principles of confidentiality, integrity and availability. The objective is to protect our information assets and those of our customers. These activities are supplemented  by awareness and training initiatives for employees based on the “Information Security Awareness and Education Corporate Program” and also by information security risk assessments in products, services and processes;

•      our fraud-prevention and electronic-channel security areas are tasked with managing processes to detect and mitigate risks in order to prevent any financial losses or adverse effects to our  image. They monitor transactions on electronic service channels and track strategic and corporate actions in order to propose solutions to managers of technical and business areas, thus enhancing security to products and electronic service channel accesses; and

•      the strategic and operating management of identity process and logical access to applications, aiming at protecting the system resources, in addition to working with the business units and technology, with the purpose of defining and restructuring automated controls and coordinating, on a corporate basis, all actions inherent in the access management.

Credit policy

Our credit policy is focused on:

•      ensuring the safety, quality, liquidity and diversification of asset allocation;

•      pursuing flexibility and profitability in business; and

•      minimizing risks inherent to loans and advances.

Our credit policy defines criteria for lending and setting operational limits. Credit decisions are made at the branch level and, if necessary, higher levels of authority including our Board of Directors depending on the rules in our internal policy. In reviewing loan applications, our Diretoria Executiva also approves the models for assessment and credit processes used by our branches and departments for each type of loan.

Our transactions are diversified and target individuals and companies that show ability to pay and stay in good standing. In all cases, we aim to have them secured by appropriate collateral for risks involved, from the point of view of uses of funds and repayment periods, as well as risk ratings. The Central Bank’s risk rating system has nine categories ranging from "excellent" to "very poor." In conformity with our commitment to the ongoing development of our methodologies, the credit risk rating for our clients/economic groups is based on a range of seventeen levels, of which thirteen represent accrual loans. This provides more adherence to the requirements set forth in the Basel Accords. For more details, see "Item 4.B. Business Overview-Regulation and Supervision-Banking regulations-Treatment of loans and advances."

The lending limits set for our branches reflect size and collateral provided for loans. However, branches have no authorization to approve an application for credit from any borrower who:

•      is rated less than "acceptable" under our internal credit risk classification system (score and rating);

•      has an outdated record; and

•      has any significant reservation in records.

We have credit limits for each type of loan. We pre-approve credit limits for our individual and corporate customers and presently extend credits to the public sector only under very limited circumstances. In all cases, funds are only granted once the appropriate body has approved the credit line.

     Bradesco  61

Form 20-F

We review the credit limits of our large corporate customers every 180 days. Credits extended to other customers, including individuals, small and midsized corporations, are reviewed every 90 days.

Our maximum exposure per client (e.g. individuals, companies or other economic groups) is determined by client rating and the aggregate maximum exposure is limited to 10% of our shareholder´s equity.

Any cases in which the maximum level of exposure per client exceeds the thresholds as set out in the table below and in which the total exposure equals or exceeds R$1.2 billion are required to be submitted to  the Board of Directors for approval.

Client Rating	As a % of Shareholders´ Equity
AA1	10
AA2	9
AA3	8
A1	7
A2	6
A3	5
B1	4
B2	3
B3	2
C1	1
C2	0.7
C3	0.5
D	0.3

Our credit policy is continuously developing and as part of our risk management process, we continue to improve our credit granting procedures, including procedures to gather data on borrowers, calculate potential losses and assess applicable classifications. Additionally, we assess our institutional credit risk management in view of the recommendations by the Basel Accords, including:

•      restructuring our methodology to calculate possible losses;

•      identifying and implementing changes in our reporting processes to improve our loan portfolio management;

•      restructuring our information control structure; and

•      assessing the organizational structure of our loan assessment practices, including analyzing the demand for technology and addressing new issues.

62   Form 20-F – December 2013

Form 20-F

Loans and advances to individual customers

For individual customers, depending on the proposed collateral, the size of the branch and suitable credit parameters, branches may authorize loans of up to R$50,000. If value and type of collateral are not within the limits established for approval at the branch level, an application is submitted to the Credit Department and, if necessary, higher levels of authority. The following table shows individual loan limits for approval by branch managers, depending on the value and type of collateral offered.

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

The following table shows limits established for approval of loans to individuals outside the discretion of our branches:

Total Risk Amount	R$ in thousands
Decision‑making authority
Credit department	up to 14,000
Credit director	up to 18,000
Executive credit committee (Daily Meeting)	up to 60,000
Executive credit committee (Plenary Meeting)	up to 2,000,000
Board of Directors	over 2,000,000

     Bradesco  63

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

64   Form 20-F – December 2013

Form 20-F

•      this also includes analyses of social and environmental risk for projects that require customers to show compliance with social and environmental regulations and the Equator Principles, consisting of socioenvironmental criteria required as conditions for loans, which was introduced in 2002 by the International Finance Corporation (IFC), the World Bank's financial arm.

Deposit-taking activities

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2013, our total deposits were R$218.2 billion, representing 28.5% of our total liabilities.

We provide the following types of deposit and registration accounts:

•      checking accounts;

•      savings accounts;

•      time deposits;

•      interbank deposits from financial institutions; and

•      accounts for salary purposes.

The following table shows total customer deposits and deposits from banks by type and source, as of the dates indicated:

As of December 31,	% of total deposits	R$ in thousands
	2013	2013	2012	2011
			(Restated)	(Restated)
From customers
Demand deposits	18.2%	39,633,427	37,684,247	32,537,861
Savings deposits	37.0%	80,717,805	69,041,721	59,656,319
Time deposits	43.9%	95,866,825	104,048,295	124,425,870
Deposits from banks
Demand deposits	0.5%	986,310	727,869	583,233
Interbank deposits	0.4%	963,855	382,474	519,786
Total	100.0%	218,168,222	211,884,606	217,723,069

Under monetary authority regulations, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our customers and deposits from leasing companies with the Central Bank as compulsory deposits, as follows:

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

•      Savings deposits: each week we are required to deposit in an account with the Central Bank an amount in reserves equivalent to 20.0% of the total average balance of our savings account deposits. The account bears interest annually at (i) “TR” plus interest rate of 6.2% or (ii) Reference Rate (“TR”) plus 70% of the SELIC rate for funding carried out from May 4, 2012, when the SELIC rate is lower than 8.5% per annum;

     Bradesco  65

Form 20-F

•      Time deposits: we are required to deposit in an account with the Central Bank 20.0% of the amounts recorded under the following items: (a) time deposits; (b) leasing companies' CDIs; (c) currency exchange acceptance funds; (d) debentures; (e) securities issued by the bank itself; and (f) contracts assuming liabilities related to foreign transactions in excess of R$30.0 million. The amount required is collected in cash and we earn remuneration on the amount deposited at the SELIC rate, although the balance earning remuneration may not exceed the lesser of the following: (a) the amount required less deductions stipulated in rules issued by the Central Bank; and (b) the amount required multiplied by the following percentages: (i) 64.0% for the calculation period starting on July 1 and 12, 2013, respectively; (ii) 73.0% for the calculation period and compliance periods starting on November 11 and 22, 2013, respectively; (iii) 82.0% for the calculation period starting on January 13, 2014 and for the compliance periods starting January 24, 2014; and (iv) 100% for the calculation period starting on March 17, 2014, and for the compliance period starting on March 28, 2014. These percentages and dates have been frequently changed by the Central Bank, and may be subject to further changes without prior notice; and

•      The amount required may be deposited after deduction of an amount equal to certain transactions made by banks, and this deduction is limited to 50.0% of the amount required. With this schedule, and by not remunerating a part of our time deposits, the intention of the Central Bank was to stimulate the investment by major banks in the acquisition of credit portfolios from smaller banks, since we are allowed to invest up to 50.0% of our compulsory time deposits for that purpose.

According to Circular nº. 3,655/13, we are required to deposit each week in an account with the Central Bank an additional amount corresponding to (a) 11.0% of the average time deposits balance; and (b) 10.0% of the savings deposit average balance. Also according to this Circular, there is no compulsory deposit on demand deposits. This additional amount is provided in reserves and we earn interest at the SELIC rate. It should be highlighted that rules on additional deposits have been frequently changed by the Central Bank, and may be subject to further changes without prior notice.

In February 2013, the Central Bank defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements were adjusted to the SELIC rate plus 4% per annum.

Additionally, present Central Bank regulations require that we:

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

Savings deposits in Brazil pay interest at (i) the “TR” reference rate plus 6.2% per annum, or (ii) the Reference Rate (“TR”) plus 70% of SELIC rate for funding carried out from May 4, 2012, if the SELIC rate is lower than 8.5% per annum after funds have been left on deposit for at least one calendar month by individuals or non-profit entities, and 90 days by profit-corporations. Income from individual savings accounts is exempt from income tax.

CDBs pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate. The breakdown between CDBs at pre-fixed rates and floating rates varies from time to time, depending on the market's interest rate expectations.

Demand deposits, deposits allowing withdrawal with prior notice, checking accounts providing investment opportunities, savings accounts deposits, term deposits with or without issue of certificates, mortgage notes, bills of exchange, mortgage notes and deposits in non-checking accounts used for recording and controlling the flow of funds referring to services from processing payments of salaries other payments, pension and other similar services are guaranteed, by the Credit Guarantee Fund, known as "FGC," (or “Fundo Garantidor de Créditos”) for up to R$250,000 per customer or deposit account, in the event of a bank being liquidated.

We issue interbank deposit certificates (CDIs) to other financial institutions. Trading in these CDIs is restricted to the interbank market. They are traded at a pre- or post-fixed rate for one day or longer terms.

66   Form 20-F – December 2013

Form 20-F

Other funding sources

Our other funding sources include capital markets, import/export operations and onlending.

The following table sets forth the source and amount of our other funding sources as of the dates indicated:

As of December 31,	R$ in thousands
	2013	2012	2011
		(Restated)	(Restated)
Funding Sources
Real estate credit notes	5,995,699	4,229,511	2,143,931
Agribusiness notes	4,371,017	3,894,203	2,538,970
Mortgage notes	604,105	826,843	1,309,705
Financial notes	35,208,325	28,220,510	27,101,075
Euronotes	8,412,859	10,761,614	4,470,662
Subordinated debt	35,885,003	34,851,714	26,910,091
Securities issued through securitization of payment orders and credit card receivables	3,291,063	3,619,412	4,066,626
Funding in the open market	185,055,358	175,646,854	150,001,844
Borrowings	15,230,854	8,111,101	17,257,442
Onlendings	40,863,996	36,075,056	35,989,495
Total	334,918,279	306,236,818	271,789,841

Our capital markets operations act as a source of funding to us through our transactions with financial institutions, mutual funds, fixed income and equity investment funds and foreign investment funds.

As of December 31, 2013, 2012 and 2011, funding in the open market accounted for 55.3%, 57.4% and 55.2%, respectively of our other funding sources. These amounts include securities attached to repurchase agreements mainly comprising Brazilian government securities and corporate debt securities. This type of operation is usually short-term and volatile in terms of volume since they are directly impacted by market liquidity.

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

Data processing

We have available an up-to-date technological environment supported by a Data Center (CTI – Centro de Tecnologia da Informação) located in Cidade de Deus, Osasco, SP, with 11,900 sq. m in area, especially built to harbor information technology (IT) infrastructure and contains protections designed to ensure total availability of services offered by the Bank.

Data is continually replicated in a Processing Center (secondary site) located at Alphaville, in the city of Barueri - SP, featuring equipment with enough capacity to take over the main system's activities in case of a problem at our Technology Center (CTI). All service channels have telecommunications services that work with either of the two processing centers. We hold annual exercises simulating situations in which our IT center is impeded in order to ensure that we have effective contingency structures, processes and procedures in place. All these exercises are monitored by our business managers. In addition to all backup copies of electronic files stored and maintained at our IT center, second copies are saved and maintained in the Alphaville Processing Center.

     Bradesco  67

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

We have intruder detection, antivirus and antispam systems designed to provide IT protection. Moreover, we  continuously upgrade  the security of our main software programs. We use web server digital certification and HSM 8000 cryptographic and ICSF coprocessor equipment. Periodic assessments of IT environments are made using specific tools for this purpose. Our safety tools monitor software, hardware and share information from stations and servers. In addition, we have a system to prevent loss of data, which was developed to guarantee protection to the Company’s data and prevent unauthorized access to information. An independent auditing firm tests our IT protection systems on an annual basis.

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

Competition

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive and have undergone an intensive consolidation process in the past few years.

As of December 31, 2013, publicly owned financial institutions held 46.0% of the National Financial System's assets, followed by private sector locally owned financial institutions (taking into consideration financial conglomerates) with a 37.9% share and foreign-controlled financial institutions, with a 16.1% share.

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

As of December 31, 2013, according to Central Bank data, there were 173 financial conglomerates providing a wide range of services including: (i) 132 multiple banks; (ii) 22 commercial banks; (iii) 14 investment banks; (iv) 4 development banks;  and (v) 1 savings bank (namely Caixa Econômica Federal). For further information on risks related to competition, see "Item 3.D. Risk Factors-Risks Relating to Bradesco and the Brazilian banking industry-The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects."

On April 26, 2012, Circular No. 3,590 was issued, determining that the following transactions should be analyzed by the Central Bank with respect to their effects on competition, notwithstanding the review related to the stability of the financial system: (a) transfers of ownership control; (b) takeovers; (c) mergers; (d) business transfers; and (e) other means of business concentration. In August 2012, the National Monetary Council ("CMN") set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for exercising positions in statutory or contractual bodies.

68   Form 20-F – December 2013

Form 20-F

Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors are Banco do Brasil, Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and benefits offered.

Leasing

In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers and large banks. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset management

As of December 31, 2013, the asset management industry in Brazil managed funds worth R$2.5 trillion in shareholders´ equity according to ANBIMA. BRAM held a R$305.3 billion portion of this as of December 31, 2013, representing growth of 6.2% as compared to the 12 previous months, and a 12.8% market share.  We are the leading institution as measured by the number of investment fund quotaholders (2.7 million).

The shareholders’ equity of the funds under our management is divided into: investment funds (R$297.0 billion - fixed income with R$290.3 billion and R$6.7 billion in equities) and structured funds - R$8.3 billion). BRAM pursues a strategy of introducing innovative products as a manner of expanding management recognition, adding value to our brand name and assisting our customers. In 2013, we launched Brazil's first infrastructure debenture fund, with a tax benefit as provided under Law no. 12,431/11.

Internationalization has also been a major part of BRAM’s strategy. In Japan, we continue offering fixed-income and equity funds, through partnerships with local distributors. In Chile, in addition to a partnership with Banchile for distributing equity funds to retail customers, we have started to focus on institutional investors. In Europe, the distribution team based in London, offers funds domiciled in Luxembourg, also with fixed-income and equity strategies, the highlight of which in 2013 was the equity fund of Latin American companies (LATAM). This year, BRAM also expanded access to these funds through its listing on various distribution platforms.  Additionally, at the end of the year BRAM US LLC launched two new retail funds for the U.S. public, including one that invests in international bonds issued by Brazilian companies.

Aside from the strategy of attracting resources from foreign investors to funds dedicated to Brazilian and Latin American assets, in 2013 we expanded its offering of funds investing in foreign assets dedicated to Brazilian investors. The BRAM family of global funds already includes the equity funds Europa, Andes and Australasia, geared toward the private and institutional segments.

Insurance, pension plans and capitalization bonds

Insurance sector

As leader of the Brazilian insurance market,  with a 24.2% market share as of November 30, 2013, Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies  in all branches of this sector.

Our principal competitors are Grupo Segurador Banco do Brasil and Mapfre, Itaú Unibanco Seguros S.A., Sul América Cia. Nacional de Seguros, Porto Seguros Cia. de Seguros Gerais, Caixa Seguros, Zurich Santander Previdência S.A. and Allianz, which account for a combined total of approximately 56.8% of all premiums generated in the market, as reported by SUSEP, in November 2013.

In recent years, there has been a change in the insurance sector in Brazil, as foreign companies have begun to form associations with national insurers. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the level of claims handling automation, and development of long-term relationships with customers.

We believe that the penetration of our service network, present in all municipalities in Brazil, gives Grupo Bradesco Seguros a significant competitive edge over most insurance companies, thereby promoting cost savings and marketing synergies.

     Bradesco 69

Form 20-F

Regarding the healthcare sector, although most insurance activities are carried out by companies with nationwide operations, there is also competition from companies that operate locally or regionally.

Pension plan sector

The Brazilian government's monetary stabilization policies stimulated the pension plan sector and attracted new international players. With 29.7% of total contributions in the sector (SUSEP - November 2013), Bradesco Vida e Previdência's main competitive advantages are: the brand “Bradesco”, our extensive branch network, our strategy and our record of being in  the forefront of  product innovation.

Capitalization bonds sector

Bradesco Capitalização holds a 22.5% market share in capitalization bonds income and 22.5% in terms of technical provisions, according to SUSEP (SUSEP - November 2013). Among the competitive factors in the sector, we highlight the offering of low-cost products with a higher number of prize drawings, security, financial stability,  and brand recognition by customers.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN.

Principal financial institutions

As of December 31, 2013, 8 financial conglomerates operated in Brazil, consisting of public-sector commercial and multiple-service banks controlled by federal and state governments (including Caixa Econômica Federal and Investment Banks) and 146 financial conglomerates consisting of private-sector commercial and multiple-service banks. For Brazilian regulatory purposes, insurance companies, private pension plans and capitalization bonds providers are not considered financial institutions.

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

Private sector financial institutions

As of December 31, 2013, Brazil’s private-sector financial industry comprised:

•      160 financial conglomerates (including commercial, investment and multiple-service banks) that provide a full range of commercial banking, investment banking (including underwriting and trading in securities), consumer finance and other services including fund management and real estate finance; and

•      58 consumer credit companies, 115 securities dealers, 154 securities and foreign exchange brokerage firms, 28 leasing companies and 11 savings and loans associations/ real estate financing companies.

70   Form 20-F – December 2013

Form 20-F

Principal regulatory agencies

CMN

CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•      regulating loans and advances granted by Brazilian financial institutions;

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

     Bradesco  71

Form 20-F

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

•      may not lend more than 25.0% of its regulatory capital to any single person or group;

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

Financial institutions are also required to maintain their regulatory capital at a certain level. A financial institution’s regulatory capital is the sum of its Tier I and Tier II capital and is used to determine its operational limits.

Tier I Capital is intended to ensure financial institution’s solvency, ensuring that its operation will be continuous, while Tier II Capital is contingent capital, subject to conversion into equity in case of insolvency.

 With Basel III becoming effective, Tier I Capital started to be divided into two new subgroups: (i) Principal Capital, comprising principally shares and reserves; and (ii) Additional Capital, comprising principally instruments that are analogous to hybrid capital and debt instruments.

The CMN regulation that introduced Basel III in Brazil: (i) defined more strictly, and in more detail, instruments that may comprise each capital type; and (ii) provided for the deduction of certain items, as appropriate, from Principal Capital, Additional Capital and Tier II Capital, such as certain investments in other entities and non-controlling interests in the financial conglomerate.

Pursuant to Resolution no. 4,193/13, as amended, regulatory capital minimum requirements until the end of 2015 correspond to the application of 11% on total risk-weighted assets. Minimum Tier I Capital requirements correspond to 5.5% of the risk-weighted assets until the end of 2014; while minimum Principal Capital requirements correspond to 4.5% of risk-weighted assets.

72   Form 20-F – December 2013

Form 20-F

CMN regulations provide for the establishment of “Additional Principal Capital, which will work as the prudential buffer or "cushion" referred to in Basel III. By the end of the transitional period, in 2019, Additional Principal Capital will have to be 2.5 - 5% of risk-weighted assets. The amount will be determined by the Central Bank depending on economic conditions. Failure to comply with Additional Principal Capital rules will lead, subject to certain requirements, to restrictions affecting distribution of bonuses, profit sharing and compensation incentives associated with the performance of managers of institutions, distribution of dividends, repurchase of own shares and social capital reduction, when permitted pursuant to applicable laws.

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

•      it must have a clause allowing postponement of the payment of interest or redemption if this would cause the issuer to fail to comply with minimum levels of regulatory capital or other operational requirements;

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

Brazilian financial institutions are required to calculate their capital requirements on a consolidated basis with institutions that are part of their financial conglomerate up to December 31, 2014; and with institutions that are part of their prudential conglomerate, beginning as of January 1, 2015.

The applicable regulation defines a prudential conglomerate as, among others, the following entities located in Brazil or abroad over which the institution has direct or indirect control: (i) financial institutions and other institutions authorized to operate by the Central Bank; (ii) consortium administrators; (iii) payment institutions that operate as credit card issuers or accrediting entities; (iv) organizations that acquire credit transactions, including real estate and credit rights; (v) insurance companies, reinsurance companies, capitalization organizations and open pension plan entities; and (vi) other legal entities headquartered in Brazil that are solely engaged in holding interests in the entities set out above.

Risk Weighting

Pursuant to Circular No. 3,644/13, the Central Bank consolidated the risk weighting factors applied to different exposures in order to calculate capital requirement through a standardized approach. According to such rule, as amended, the risk weighting factors vary from 0% to 1,250% and should be applied to credit risks, depending on the nature and characteristcs of the exposure.

     Bradesco  73

Form 20-F

In addition, there are specific standards of the Central Bank to determine procedures to calculate the portion of risk-weighted assets related to other exposures.

For more information on our capital ratio, see “Item 5.B - Liquidity and Capital Resources– Capital compliance - Basel III”.

Reserve requirements

The Central Bank periodically sets compulsory reserve and related requirements for Brazilian financial institutions. The Central Bank uses reserve requirements as a mechanism to control liquidity in the Brazilian Financial System. Historically, the reserves against demand deposits, savings deposits and time deposits have accounted for almost all amounts required to be deposited with the Central Bank. In December 2010, the Central Bank introduced additional compulsory deposits and reserve requirements for savings, demand, and time deposits. In July 2011, the CMN consolidated and redefined rules for compulsory deposit requirements against short positions in foreign currency.

In December 2011, the Central Bank approved a circular consolidating and redefining certain rules for compulsory reserve requirements for time deposits. The main change was the inclusion of Brazilian Treasuries in the list of assets eligible for deduction from compulsory reserves for time deposits.

In February and March 2013, respectively, the Central Bank defined and consolidated applicable standards: (i) to compulsory deposits on demand deposits; and (ii) additional reserve requirement on deposits raised by multiple banks, investment banks, commercial banks, development banks, savings banks, credit, financing and investment organizations, real estate credit organizations and savings and loan associations.

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank. For a summary of current requirements, see "Deposit taking activities."

The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its regulatory capital. In addition, if its exposure is greater than 5.0% of its adjusted net worth, the financial institution must hold additional capital at least equivalent to 100.0% of its exposure. Since July 2, 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate's net consolidated exposure.

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

Asset composition requirements

Brazilian financial institutions may not allocate more than 25.0% of their regulatory capital to loans and advances (including guarantees) to the same customer (including customer's parent, affiliates and subsidiaries) or to securities from any issuer. They also may not act as underwriters (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their regulatory capital.

Permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their regulatory capital.

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

74   Form 20-F – December 2013

Form 20-F

As of January 2012, a rule issued by the CMN came into effect in line with IASB, which states different accounting criteria in cases of assignment of receivables or other financial assets depending on whether or not there is retention or transfer of risks and benefits in conjunction with the assigned asset.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution's equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its regulatory capital. Within that limit, repurchase operations involving private securities may not exceed five times the amount of the financial institution's regulatory capital. Limits on repurchase operations involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

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

Standards that address foreign exchange markets are frequently changed by CMN and the Central Bank.

In March 2010, the Central Bank continued with the process of simplifying foreign exchange rules by consolidating existing rules and revoking others. These changes were designed to provide further transparency and standards for cross-border foreign exchange transactions.

In December 2013, the Central Bank, with the intention of simplifying foreign exchange market standards, replaced the Foreign Exchange and Capital Market Regulation with four circular letters that address foreign exchange market regulation, foreign exchange transactions’ classification codes; international capitals; and payment and reciprocal credit agreements (CCR).

     Bradesco  75

Form 20-F

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

76   Form 20-F – December 2013

Form 20-F

For regulatory purposes, financial institutions are required to classify the level of risk of their loan operations according to Central Bank criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the operation, among others, in order to identify potential provision for loan losses.

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's regulatory capital, and once every 12 months for all loan operations, with certain exceptions.

Past due loans and advances must be reviewed monthly. For this type of loan, regulatory provisions set the following maximum risk classifications:

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

Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank, together with their financial statements. This information must include:

•      a breakdown of the business activities and nature of borrowers;

•      maturities of their loans;

•      amounts of rescheduled, written-off and recovered loans;

     Bradesco  77

Form 20-F

•      loan portfolio diversification by the loan classification; and

•      non-performing loans.

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

Brazilian clearing system – (Sistema de Pagamentos Brasileiro, or “SPB”)

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

78   Form 20-F – December 2013

Form 20-F

After a period of tests and gradual implementation, the new Brazilian clearing system started operating in April 2002. The Central Bank and CVM have the power to regulate and supervise the Brazilian payment and clearing system.

In October 2013, Law no. 12,685/13 was enacted providing for payment arrangements and payment institutions that are part of SPB. In November 2013, in order to regulate this law: (a) the CMN established guidelines for the regulation, surveillance and supervision of payment institutions and payment arrangements that are part of SPB; and (b) the Central Bank: (i) defined requirements and procedures to authorize the establishment and operation, cancellation of authorization, control changes, structure of management positions, name and head office location, corporate reorganizations, conditions to hold management positions in payment institutions and authorization for financial institutions to provide payment services; (ii) created a regulation to govern, among others, provision of payment services in the ambit of payment arrangements that are part of SPB, and established criteria according to which payment arrangements will not be part of SPB, among others; and (iii) established rules on risk management, minimum capital requirements, governance of payment institutions, preservation of value and liquidity of payment account balances.

Liquidation of financial institutions

In February 2005, the "New Bankruptcy Law" was approved, replacing the previous legislation that had been in effect since 1945. The main goal of the “New Bankruptcy Law” is to avoid viable companies being unable to honor their debt obligations. The New Bankruptcy Law seeks to do this by providing greater flexibility in plan reorganization strategies while giving creditors more guarantees. It also seeks to improve creditors' ability to recover through the judiciary system by promoting an agreement between the company and a commission comprising creditors. The New Bankruptcy Law is not currently applicable to financial institutions, and, accordingly, Law No. 6,024/74 governing intervention in and administrative liquidation of financial institutions is still applicable to us.

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

     Bradesco  79

Form 20-F

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

Repayment of creditors in liquidation

In the case of liquidation of a financial institution, employees' wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank created the Fundo Garantidor de Créditos - FGC to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all Brazilian financial institutions accepting deposits from customers.

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

In December 2010, the CMN increased the maximum amount of the guarantee provided by the FGC from R$60,000 to R$70,000. In May 2013, this amount was raised again to R$250,000. Since 2006, it reduced the ordinary monthly FGC contribution from 0.025% to 0.0125% of the balance held in bank accounts covered by FGC insurance.

According to CMN rules, the maximum value of the balance of such deposits is limited (with a maximum aggregrate of R$5 billion by December 31, 2014 or R$ 3 billion as of January 1, 2015) to: (a) for the balance of the deposits originally made without fiduciary assignment, the highest of the following amounts (i) the equivalent of twice the regulatory Tier I capital, calculated yearly on the base date June 30 earning interest monthly at the SELIC rate; (ii) the equivalent of twice the regulatory Tier I capital, calculated as of December 31, 2008, earning interest monthly at the SELIC rate as of May 1, 2009; and (iii) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank on June 30, 2008, earning interest monthly at the SELIC rate as of May 1, 2009; and (b) for the balance of the deposits made with fiduciary assignment, the following factors over the regulatory Tier I capital, calculated as of December 31 of the previous year, adjusted by the SELIC rate: (i) 1,6 as of June 1, 2013; and (ii) 2 as of January 1, 2014.

80   Form 20-F – December 2013

Form 20-F

Furthermore, the limit on taking time deposits with special FGC guarantees without fiduciary assignment shall be reduced, in accordance with the following schedule: (i) forty percent (40%) from January 1, 2013; (ii) sixty percent (60%) from January 1, 2014; (iii) eighty percent (80%) from January 1, 2015; and (iv) one hundred percent (100%) from January 1, 2016.

In May 2013 Resolution No. 4,222/13 was issued, amending and consolidating the rules addressing the FGC bylaws and regulation. In addition to increasing the maximum amount of the guarantee provided by the FGC to R$250,000, agribusiness credit notes (LCA) were included in credits guaranteed by FGC. Resolution no. 4,222/13 was changed on February 20, 2014. In August 2013, the Central Bank amended and consolidated the provisions related to the calculation basis and payment of common contributions by the FGC-associated institutions.

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

The Brazilian Constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank authorized Bradesco to create an ADR program for its common shares in the U.S. market. As part of this authorization, the Central Bank increased the limit of foreign interest in Bradesco's capital stock from the current 14.0% to 30.0%.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules, which the Central Bank consolidated in July 2009 through Central Bank Circular No. 3,461/09, as amended, financial institutions must:

•      keep up-to-date records regarding their customers;

•      maintain internal controls and records;

•      record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;

     Bradesco  81

Form 20-F

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

Along with these policies, Circular No. 3,461/09, as amended, also establishes additional norms related to keeping registration information up-to-date, keeping records of politically exposed individuals (either in Brazil or abroad), records of the beginning or continuation of business relations, records of financial services and transactions, records of deposits and clearance of checks deposited in other financial institutions, the use of fund transfer instruments, pre-paid card registrations, transfers of over R$100,000 in cash, and other transactions that require special attention.

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

82   Form 20-F – December 2013

Form 20-F

Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. Certain exceptions apply to this obligation, however, such as: the sharing of information on credit history, criminal activity and violation of bank regulations, or disclosure of information authorized by interested parties. Banking secrecy may also be breached by court order when necessary for the investigation of any illegal act. On June 9, 2011 Law No. 12,414/11 was enacted, governing the set-up and consultation of data with credit scoring information on individuals and companies, in order to obtain a credit history, which could be used by institutions authorized to operate by the Central Bank. The provision of information by financial institutions was regulated by Resolution No. 4,172 of December 20, 2012.

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

On July 9, 2012 Law No. 12,683/12 came into force, amending Law No. 9,613/98, and toughened the rules on money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and companies obliged to report transactions to COAF (Controlling Council of Financial Activities), including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20 million.  In June 2013, the CVM enacted an instruction that conformed regulation of this government agency to Law no. 12,638/12, establishing the obligation to send to the regulatory or inspection agency information regarding the non-existence of suspect financial transactions and other situations that generate the need for communications.

Anticorruption Law

In August 2013, Law no. 12,846/13 was enacted and regulates on civil and administrative liability of legal entities for performing acts against public management, either domestic or foreign.

Based on this legal provision, legal entities shall be strictly liable, in both the administrative and civil spheres, for the practice of the harmful acts in their exclusive or non–exclusive interest or benefit.

Law under discussion provides for fine penalty in an amount ranging from 0.1% to 20% of the gross revenues earned in the financial year preceding the financial year in which the administrative proceedings was commenced. For sanction application, the existence of internal mechanisms and procedures for integrity, auditing and encouragement to whistle-blowing as well as effective implementation of codes of ethics and conduct at the legal entity will be taken into consideration, among others.

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

     Bradesco  83

Form 20-F

Each independent accounting firm must immediately inform the Central Bank of any event that may materially adversely affect the relevant financial institution's status.

In March 2002, an amendment to the Brazilian Corporate Law gave the members of our Board of Directors veto rights over the appointment or removal of our independent accounting firm. For more details on appointment of directors see "Item 10.B. Memorandum and Articles of Incorporation-Organization - Voting Rights."

For additional information on the auditors of the consolidated financial statements included in this annual report see “Item 16.C. Principal Accountant Fees and Services”.

Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are obliged to have our financial statements audited every six months in accordance with the accounting practices adopted in Brazil (“BR GAAP”) applicable to institutions authorized to operate by the Central Bank. Quarterly financial information filed with the CVM is subject to review by our independent auditors.  Additionally, as required by CMN Resolution No. 3,786/09, we also are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the opinion of an independent auditing firm.

In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to their independent accounting firm's non-auditing services provided to the entity whenever such services accounted for more than 5.0% of the amount paid to the external auditors.

The independent auditors must also declare to the audited company's management that their providing of these services does not affect the independence and objectivity required for external auditing services.

In May 2003, the CMN enacted new auditing regulations applicable to all Brazilian financial institutions; which were revised in November 2003, January and May 2004 and December 2005. Under these regulations, we are required to appoint a member of our management to be responsible for monitoring and supervising compliance with the accounting and auditing requirements set forth in the legislation.

Pursuant to this regulation, financial institutions having regulatory capital of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third party deposits of over R$5.0 billion are also required to create an audit committee consisting of independent members. The number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions' bylaws. Our Audit Committee has been fully operational since July 1, 2004. The Audit Committee is responsible for recommending to management which independent accounting firm to engage, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were revised in December 2003 to stipulate the existence of an audit committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. In October 2006, the CMN enacted stricter requirements to be followed by the members of the Audit Committee. See "Item 16.D. Exemptions from filing requirements for Audit Committees."

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

84   Form 20-F – December 2013

Form 20-F

Asset management regulation

Asset management is regulated by the CMN and the CVM.

In August 2004, the CVM issued Instruction No. 409/04 consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank, and equity mutual funds were regulated by the CVM.

CVM Instruction nº. 409/04 became effective on November 22, 2004. and was amended a few times since then.

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

•      Referenced funds – their name must state their benchmark indicator on which the financial asset structure of their portfolio is based (i) at least 80.0% of their net assets, separately or together, must be invested in (a) bonds issued by the Brazilian National Treasury and/or the Central Bank or (b) fixed-income securities from low credit-risk issuers; (ii) they stipulate that at least 95.0% of their portfolio must be composed of financial assets that directly or indirectly track the variation of a specified performance indicator (benchmark); and (iii) they may use derivatives only for hedging cash positions, limited to the amount of the latter;

•      Fixed-income funds – These funds have at least 80.0% of their asset portfolios directly related to fixed-income assets or synthesized through derivatives;

     Bradesco  85

Form 20-F

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

In addition to funds provided for in CVM Instruction no. 409/04, there are specific standards that regulate other types of funds, including private equity funds (FIPs – Fundos de Investimento em Participações); investment funds in shares of private equity funds; Receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios); Receivable funds in the ambit of the Program to Incentive Implementation of Projects of Social Interest; Investment Funds in Shares of  Receivable funds; Financing Funds of the National Movie Industry; Privatization Mutual Funds – FGTS; Privatization Mutual Funds – FGTS – Free Portfolio; Investment Funds in Emerging Companies; Index Funds with Shares traded in Stock Exchanges or Organized Over-the-Counter Market; Mutual Investment Funds in Emerging Companies- Foreign Capital; Conversion rights; Real Estate Investment Funds; Privatization Fund – Foreign Capital; Incentive Shares Mutual Funds; Cultural and Artistic Investment Funds; Investment Fund in Innovative Emerging Companies; Programmed Individual Retirement Funds – FAPI; and Non-Standardized Credit Rights Investment Funds.

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

86   Form 20-F – December 2013

Form 20-F

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

Insurance regulation

The Brazilian insurance business is regulated by Decree Law No. 73/66, as amended, which created two regulatory agencies, the National Private Insurance Council, or "CNSP," and SUSEP. SUSEP is responsible for implementing and overseeing CNSP's policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may subscribe policies only through qualified brokers.

Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity criteria, rules for which were consolidated by CNSP Resolution No. 226/10, as amended, solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

•      act as financial institutions by lending or providing guarantees;

•      trade in securities (subject to exceptions); or

•      invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements as as provided by SUSEP regulations.

In 2007, Complementary Law No. 126/07 created a new policy for reinsurance (whereby underwriters obtain secondary insurance for the risks that they are insuring), retrocession and intermediation in Brazil. In practical terms, this law ended IRB's monopoly in reinsurance and retrocession with regulatory duties and activities originally attributed to IRB transferred to CNSP and SUSEP.

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

In 2013, CNSP issued Resolution No. 302/13 which regulates the minimum capital requirement and to solvency regularization plans for insurance companies, capitalization bond entities, open pension plan entities and local reinsurance companies. The main changes in such regulation were the following:

     Bradesco  87

Form 20-F

•      consolidation of the correction plans and the plans of solvency recovery into a single plan, as the solvency regularization plan (“PRS”);

•      establishment of a liquidity minimum ratio (20%) over the minimum capital requirement  , so that the companies can promptly react to unexpected losses incurred by their capital;

•      changes to the base capital for open pension plan entities constituted as business corporations; and

•      exclusion of all references to solvency margin, once all risk portions were already established in the capital requirement rules.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow the special procedure administered by SUSEP. Financial liquidation may be either voluntary or compulsory.

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

88   Form 20-F – December 2013

Form 20-F

Regulation of Internet brokerage services

The CVM approved regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers' web pages must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

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

IOF on foreign exchange transactions

IOF may be levied on a variety of forex transactions, including the conversion of Brazilian currency into any foreign currency for the payment of dividends and repatriation of capital invested in our ADSs. The general IOF rate on forex transactions is 0.38%, but 0% on forex transactions of an interbank nature or for the payment of dividends and interest on equity to foreign investors. IOF is also 0% for converting incoming funds or funds leaving the country in the form of foreign borrowing or financing.

Since December 2012, the tax rate upon settlement of foreign exchange operations related to the flow of funds into the country is 6%, including those operations carried out by way of simultaneous operations related to foreign loans subject to registration with the Central Bank, raised directly or through the issuance of securities in the international market, with the minimum average period of 360 days. If the repayment term of the loan is higher than 360 days the IOF rate of these operations is reduced to 0%.

Since June 2013, the IOF rate of foreign exchange operations related to the flow of funds into the country, including through simultaneous operations carried out by foreign investors for investment in the Brazilian financial and capital markets is 0%. Foreign exchange transactions to obtain return from funds invested by foreign investors in financial and capital markets are subject to 0% IOF rate in the following situations: (i) settlement of transactions to establish an initial or additional guarantee margin required by stock, futures and commodities exchanges; (ii) settlement of transactions for investment in financial and capital markets; (iii) settlement of transactions for investment in equities on the stock exchange or futures and commodities exchange, as regulated by the CMN, except for derivatives transaction that result in predetermined yields; (iv) settlement of foreign exchange operations to acquire shares in a registered public offering or offering exempted from CVM registration or for subscription of shares, provided that, in both cases, issuers are registered for trading on stock exchanges; (v) settlement of operations related to the flow of funds into the country, including operations by way of simultaneous operations to acquire shares in private equity funds, funds investing in emerging companies, or investment funds holding shares of the above funds ("funds of funds") as per CVM authorization; (vi) settlement of transactions for the purpose of flow of funds into the country due to cancellation of depositary receipts, for investment in shares traded on exchange; (vii) settlement of transactions related to funds deriving from change in foreign investors regime, and direct investment addressed by Law no. 4,131/62, to invest in shares traded in stock exchanges, as regulated by the CMN; (viii) settlement of transactions relating to funds in the country for the acquisition of bond or securities issued in accordance with Articles 1 and 3 of Law No. 12,431/11; and (ix) settlement of foreign transfers of funds for application in Brazil through Brazilian Depositary Receipts – BDRs, as regulated by the CVM.

The following foreign exchange transactions are also subject to a 0% IOF rate:

•      definition of an initial or additional guarantee margin required by stock, futures and commodities exchanges;

     Bradesco  89

Form 20-F

•      transfer of external resources for application in Brazil in equities on the stock exchange or futures and commodities exchange, except for derivative transactions that result in predetermined returns;

•      entry of funds in Brazil for acquisition of shares in public offerings registered or exempt from registration by the CVM or for subscription of shares, provided that, in both cases, the issuing companies must be registered for trading of shares on stock exchanges;

•           entry of funds in Brazil for acquisition of shares in equity funds, venture capital funds and investment funds in shares of these funds, established as authorized by the CVM;

•           settlement of simultaneous foreign exchange transactions, for the purpose of funds entering due to cancellation of depositary receipts, for investment in shares traded on exchange;

•      settlement of simultaneous foreign exchange transactions, entered into from January 1, 2011, for funds entering Brazil arising from altered arrangements for foreign investors, direct investment, which is addressed by Law No. 4,131/62, and investment in shares traded on exchanges;

•           settlement of foreign exchange transactions contracted by foreign investors for the acquisition of bond or securities issued in accordance with Articles 1 and 3 of Law No. 12,431/11; and

•           settlement of exchange transactions contracted by foreign investors, including through simultaneous transactions, related to foreign transfers of funds for application in Brazil in certificate deposit of securities, named Brazilian Depositary Receipts – BDR, as regulated by the CVM.

In March 2011, Decree No. 7,454/11 increased the tax rate on currency exchange transactions from2.38% to 6.38% for payments made by credit card administrators or commercial or multiple banks acting as card issuers, when such amounts arise from the purchase of goods and services abroad by their cardholders.

In December 2013, Decree no. 8,175/13 provided that the IOF rate is 6.38% on foreign exchange transactions settled beginning as of December 28, 2013: (i) intended to comply with obligations of administrators of cards with international use or of commercial or multiple banks, in the capacity of credit card or debit card issuers, deriving from withdrawals made abroad by its users; and (ii) acquisition of foreign currency in the form of traveller checks and loading of prepaid international card, intended to meet personal expenditures in international travels.

The IOF tax rate is 0% for foreign exchange rate transactions related to revenues entering Brazil from exports of goods and services.

IOF on bonds or securities transactions

IOF tax may also be charged on transactions related to acquisition, granting, withdrawal, renegotiation or payment for settlement of securities. Maximum IOF rate in securities is 1.5% per day. IOF rate in transactions with securities is reduced to 0% in some cases, including in granting of shares that are admitted to negotiation in stock exchanges located in Brazil, for the specific purpose of backing issuances of depositary receipts traded abroad.

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

The legislation also establishes several specific concepts related to the levy of IOF on derivative contracts. One is the concept of "adjusted notional value," which corresponds to the reference value of the contract – notional value – multiplied by the price change of the derivative compared to the price change of foreign currency, noting that in the case of acquisition, sale or partial maturity, the adjusted notional amount will be calculated proportionately.

90   Form 20-F – December 2013

Form 20-F

IOF on securities operations is also levied on transactions carried out in the fixed income market and at redemption of investment fund shares and investment club shares. IOF is levied on the redemption, granting or renegotiation value, limited to transaction earnings, based on the period. For more information on financial investment funds and equity funds, see "Regulation and Supervision – Asset management regulation." The rate of IOF payable in such cases is 1.0% per day and decreases with the duration of the transactions, reaching zero for transactions with maturities of at least 30 days, except that the rate is currently 0% for the following types of transactions:

•      transactions carried out by financial institutions and other institutions authorized by the Central Bank as principals;

•      portfolio transactions carried out by mutual funds or investment clubs;

•      transactions in equity markets, including stock, futures and commodities exchanges and similar entities;

•      redemption of investment fund shares and investment club shares, so considered by income tax law;

•      certificates of agribusiness credit rights – CDCA, with Letter of Agribusiness Credit - LCA, and with Certificates of Agribusiness Receivables – CRA, established by Article 23 of Law No. 11,076/04; and

•      debentures pursuant to Article 52 of Law No. 6,404/76, with Real Estate Receivables Certificates mentioned in Article 6 of Law No. 9,514/97, and with Financial Letters mentioned in Article 37 of Law No.12,249/10.

IOF on loan transactions

IOF is levied on loan transactions where the taxable event is the delivery of the obligation amount or value, or the event of making it available to the interested party.

Since May 2012, rate applicable to loan transactions of any type, including credit opening is 0.0041% per day, applicable  both to legal entity or individual borrowers.

This IOF rate will be charged on principal available to borrowers regarding the loans and advances, but for cases in which the amount of principal is not predetermined, in addition to the IOF levied on principal, there will be additional IOF at the same rate levied  on interest and other charges, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month. In cases in which the IOF rate calculation base is not the sum of outstanding debt balances, IOF shall not exceed 1.88% which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment. Since January 2008, besides IOF calculated based on the rate of 0.0041% per day, loans and advances have been subject to IOF in the form of an additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity.

IOF on loan transactions is levied on transactions between individuals and legal entities domiciled in Brazil, as well as on transactions whose creditor resides in Brazil, even if the debtor is located abroad.

IOF on insurance transactions

IOF is levied on insurance transactions where the taxable event is the receipt of premium. Applicable rates are as follows:

•      0% on: (i) reinsurance transactions; (ii) transactions related to mandatory insurance, linked to residential real estate financing granted by an agent of the national housing system (SFH); (iii) insurance transactions for exportcredits and international merchandise transportation; (iv) aeronautical insurance; (v) premiums intended to finance life insurance plans with survival coverage; and (vi) guarantee insurance;

     Bradesco 91

Form 20-F

•      0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;

•      2.38% private health insurance business; and

•      7.38% for all other insurance transactions.

Income and social contribution taxes on income

Federal taxes on company income include two components, income tax known as "IRPJ" and tax on net profits, known as "Social Contribution" or "CSLL." income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 million. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. Social contribution tax is calculated based on a general rate of 9.0% of adjusted net income. However, since May 2008, financial institutions and affiliated companies have been taxed at a rate of 15.0%.

For further information on our income tax expense, see Note 17 to our consolidated financial statements in "Item 18. Financial Statements."

Due to taxation on universal bases, ccompanies are taxed based on their global income rather than income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits. A Brazilian entity is allowed to offset income tax paid abroad against tax on the same income due in Brazil (i) under double taxation agreements and (ii) up to the amount of Brazilian income taxes charged on the same income, if there is reciprocal treatment between Brazil and the country where the profit or gain was obtained, as is  the case with the United States. Profits computed at the end of each year by an offshore entity which is a branch, subsidiary or affiliate of a Brazilian entity are regarded as available to the Brazilian entity and therefore subject to income tax in Brazil.

In accordance with Provisional Measure no. 627/13, income earned through a foreign associate is only taxable in Brazil upon effective availability, provided that the associate is not subject to sub-taxation regime; is not located in a country or dependence with benefited taxation; is not controlled by an individual or legal entity subject to the above taxation treatment; has own income equal to or higher than 80% of his/its total income. Note that regime of Provisional Measure no. 627/13 is optional for 2014, but mandatory beginning as of 2015.

Provisional Measure no. 627/13 also establishes that the controlling legal entity in Brazil should record in sub-accounts of the investment account in direct subsidiary abroad, on an individual basis, book income in variation of investment value equivalent to income or losses obtained by the direct subsidiary itself and its direct or indirect subsidiaries, in Brazil or abroad, related to the calendar year in which they are recorded in the balance sheet, complying with the proportion of its interest in each direct or indirect subsidiary. The same Provisional Measure permits, through calendar year 2017, consolidation of a subsidiary’s results deriving from its own active income with the results of its controlling company in Brazil, provided that certain requirements are met.

Profits or dividends generated and paid by Brazilian entities between 1996 and 2007 are not subject to withholding income tax, nor are they included in the calculation of income tax for corporates  or individual beneficiaries  domiciled in Brazil or abroad. Provisional Act no. 627/2013, which is still pending approval by Congress and will certainly be subject to amendments until it is enacted into law, provides that a dividend may only be exempt to the beneficiary if so determined by tax accounting and not corporate accounting; however, it also exempts income determined by corporate accounting from January 1, 2008 to December 31, 2013, effectively paid until November 11, 2013 (Provisional Measure publication date), provided that the paying party has adhered to rules provided for in Articles 1 to 66 of the Provisional Measure.  We believe that the enactment of this Provisional Measure into law should take place by April 2014.

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

92   Form 20-F – December 2013

Form 20-F

•      50.0% of retained earnings for the year prior to the year in which payment is made, in accordance with generally accepted accounting principles in Brazil.

Through the issuance of Provisional Measure no. 627/13, for calendar years 2008 to 2013 and the calculation of the above limits, a legal entity may use accounts of shareholders' equity measured in accordance with provisions of Law nº. 6,404/76. However, when calculating the portion to deduct, shareholders' equity accounts will not consider values related to valuation adjustments to equity deriving from evaluation at fair value (Article 182, paragraph 3, of Law nº. 6,404/76).

Distributions of interest on equity paid to holders of shares, including payments to the depositary bank in respect of shares underlying ADSs, are subject to Brazilian withholding tax at a rate of 15.0%, except for payments to: (i) persons exempt and immune from tax in Brazil or (ii) persons situated in tax havens in which case, payments are subject to income tax at a rate of 25.0%. For more information on the taxation of interest on equity, see "Item 10.E. Taxation-Brazilian tax considerations-Distributions of interest on equity."

Tax losses of Brazilian companies accrued in prior years may offset income from future years up to 30.0% of annual taxable income. Accumulated operating and non-operating losses shall be offset only by income  of the same nature.

Gains realized by individual residents in Brazil on any disposition of common or preferred shares in Brazilian stock exchanges or similar markets are generally taxed at the following rates:

•      20.0% if the transaction is "day-trade" on a stock exchange; or

•      15.0% for all other transactions.

In addition, residents in Brazil who trade on equity markets, except for day-trades, are subject to a withholding income tax of 0.005% as follows:

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

This taxation system was created in order to facilitate the Brazilian tax authority's supervision of transactions in the financial and capital markets. Withholding income taxes as mentioned above, is treated as advance of income tax due and may be (i) deducted from income tax levied on net monthly gains; (ii) offset with tax due in subsequent months; (iii) offset in annual income tax declaration of adjustment (if there is withheld tax to be returned); or (iv) offset with the outstanding withholding income tax due on capital gains from the sale of shares.

Brazilian residents day-trading on stock, commodities or futures exchanges, or similar markets, are also subject to an additional withholding tax similar to the described above, at a rate of  1%. This tax may also be (i) deducted from the income tax levied on net monthly profit or (ii) offset with income tax due in following months (if there is any withheld tax accounted for in the balance).

Gains on disposition of shares in Brazil by investors who reside in a jurisdiction deemed to be a "tax haven" under Brazilian law (any country that (i) does not charge income tax, (ii) charges income tax at a rate of less than 20.0% or (iii) a country whose corporate law opposes confidentiality on ownership of corporate entities) are subject to the same rates applicable to resident holders in Brazil, as previously described.

Gains obtained on disposition of shares in Brazil by holders who are resident overseas, in a country that, according to Brazilian laws, is not deemed a tax haven, are not subject to Brazilian tax if:

     Bradesco  93

Form 20-F

•      amounts received directly from issuing companies and capital gain earned on sale of assets that backed BDRs, in case it is cancelled. or

•      the foreign investment in shares is registered with the Central Bank pursuant to CMN Resolution No. 2,689/00.

Otherwise, the same treatment afforded to residents in Brazil will be applicable.

There is a zero income tax rate on income from transactions involving Brazilian government bonds purchased as of February 2006, except those for which buyers enter into resell agreements under CMN rules and conditions. This zero income tax rate is also applicable to income of non-residents that invest in shares of investment funds exclusively for non-resident investors, if their portfolio is at least, 98% government bonds. This zero tax rate is not applicable if the beneficiary is resident or domiciled in a country deemed a tax haven.

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

In December 2008, the Brazilian government created the Transition Tax Regime ("RTT") to neutralize the impact of the new accounting methods and criteria introduced in December 2008, as part of Brazil's adoption of international accounting rules. The adoption of RTT which, will be in force until the law governing the tax effects of the new accounting methods and criteria becomes effective, was optional for 2008 and 2009 but became mandatory in 2010 fiscal year, including for purposes of determining the social contribution, PIS and COFINS. We have elected to adopt the RTT from the 2008 fiscal year.  In November 2013, Provisional Measure no. 627/13, which revoked RTT and provided a federal tax law related to Income Tax, Social Contribution, PIS and COFINS, was enacted. In accordance with the current wording of Provisional Act nº. 627/13, which is still in progress, RTT revocation is mandatory beginning as of January 2015 and optional in 2014.

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

94   Form 20-F – December 2013

Form 20-F

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

     Bradesco  95

Form 20-F

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

Between 2002 (PIS) and 2003 (Cofins), the Brazilian government implemented a non-cumulative collection system of PIS and COFINS taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and COFINS were substantially increased. Subsequent to the changes made to PIS and COFINS, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

As of August 2004, PIS and COFINS rates were eliminated for financial income earned by companies subject to the non-cumulative applicability of these taxes, including financial income arising from hedging operations. However, taxes charged on payments of interest on equity were maintained.

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

Selected Statistical Information

Selected statistical data shown in this section as of and for the years ended December 31, 2013, 2012 and 2011 is derived from our audited consolidated financial statements prepared in accordance with IFRS, included elsewhere in this annual report. The data for the years ended December 31, 2010 and 2009, is derived from our audited consolidated financial statements prepared in accordance with IFRS which are not included herein.

We have included the following information for analytical purposes. You should read this information (for the years ended December 31, 2013, 2012, and 2011) in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements in "Item 18. Financial Statements."

96   Form 20-F – December 2013

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

Interest-earning assets

December 31,	R$ in thousands, except %
	2013			2012			2011
				(Restated)			(Restated)
	Average balance	Interest and similar income	Average yield/ interest	Average balance	Interest and similar income	Average yield/ interest	Average balance	Interest and similar income	Average yield/ interest
Interest‑earning assets
Financial assets held for trading	80,909,973	7,872,493	9.7%	89,783,466	7,816,181	8.7%	87,228,224	9,070,609	10.4%
Financial assets available for sale	79,895,464	7,740,512	9.7%	66,875,502	6,434,573	9.6%	33,529,432	3,373,070	10.1%
Investments held to maturity	3,791,552	603,768	15.9%	3,657,763	589,835	16.1%	4,510,835	360,835	8.0%
Assets pledged as collateral	112,404,700	12,770,916	11.4%	94,667,517	9,090,234	9.6%	75,623,917	8,744,459	11.6%
Loans and advances to banks	104,232,013	8,899,967	8.5%	78,977,399	6,791,429	8.6%	75,942,480	9,168,583	12.1%
Loans and advances to customers	289,336,399	49,645,420	17.2%	262,228,228	48,463,833	18.5%	234,519,052	45,281,429	19.3%
Other interest‑earning assets
Central Bank compulsory deposits	42,757,972	3,110,877	7.3%	48,722,266	3,808,229	7.8%	59,239,456	6,112,337	10.3%
Other assets	575,113	38,671	6.7%	546,918	37,540	6.9%	518,296	40,774	7.9%
Total interest‑earning assets	713,903,186	90,682,624	12.7%	645,459,059	83,031,854	12.9%	571,111,692	82,152,096	14.4%
Non‑interest‑earning assets
Cash and balances with banks	11,969,749	-	-	14,620,739	-	-	10,433,992	-	-
Central Bank compulsory deposits	6,719,354	-	-	8,618,901	-	-	8,348,788	-	-
Financial assets available for sale (shares)	6,849,306	-	-	7,690,050	-	-	4,259,574	-	-
Non‑performing loans and advances to customers (1)	11,273,935	-	-	10,588,578	-	-	8,001,549	-	-
Impairment of loans and advances	(21,305,397)	-	-	(20,501,971)	-	-	(17,719,137)	-	-
Investments in associated companies and joint ventures	2,855,127	-	-	2,635,972	-	-	2,020,335	-	-
Property and equipment	4,323,084	-	-	4,348,807	-	-	3,636,614	-	-
Intangible assets and goodwill	8,155,015	-	-	8,562,449	-	-	6,397,827	-	-
Current and deferred income tax	32,488,983	-	-	27,815,418	-	-	22,814,339	-	-
Other assets	42,512,399	-	-	39,255,038	-	-	32,874,055	-	-
Total non‑interest‑earning assets	105,841,555	-	-	103,633,981	-	-	81,067,936	-	-
Total assets	819,744,741	90,682,624	11.1%	749,093,040	83,031,854	11.1%	652,179,628	82,152,096	12.6%

     Bradesco  97

Form 20-F

Interest-bearing liabilities

December 31,	R$ in thousands, except %
	2013			2012			2011
				(Restated)			(Restated)
	Average balance	Interest and similar expense	Average yield/ interest	Average balance	Interest and similar expense	Average yield/ interest	Average balance	Interest and similar expense	Average yield/ interest
Interest‑bearing liabilities
Interbank deposits	671,404	63,268	9.4%	471,502	48,529	10.3%	360,575	46,655	12.9%
Savings deposits	73,307,137	4,112,323	5.6%	62,758,934	3,623,935	5.8%	55,515,889	3,754,755	6.8%
Time deposits	99,565,994	5,828,956	5.9%	117,960,891	7,555,947	6.4%	122,478,193	11,201,087	9.1%
Funding in the open market	182,981,063	16,671,777	9.1%	152,443,947	11,758,260	7.7%	128,525,632	14,001,786	10.9%
Borrowings and onlendings	49,273,352	1,937,991	3.9%	47,408,499	2,349,470	5.0%	44,962,370	5,775,844	12.8%
Funds from securities issued	52,476,783	3,646,584	6.9%	50,848,755	3,439,688	6.8%	28,260,014	2,490,536	8.8%
Subordinated debt	35,560,706	3,132,915	8.8%	32,278,136	2,884,331	8.9%	25,335,543	2,787,681	11.0%
Insurance technical provisions and pension plans	125,179,124	5,988,328	4.8%	107,519,858	7,985,971	7.4%	89,762,154	6,705,431	7.5%
Total interest-bearing liabilities	619,015,563	41,382,142	6.7%	571,690,522	39,646,131	6.9%	495,200,370	46,763,775	9.4%
Non-interest-bearing liabilities
Demand deposits	36,876,193	-	-	33,138,109	-	-	32,539,861	-	-
Other non‑interest‑bearing liabilities	95,039,096	-	-	81,203,950	-	-	71,805,915	-	-
Total non‑interest‑bearing liabilities	131,915,289	-	-	114,342,059	-	-	104,345,776	-	-
Total liabilities	750,930,852	41,382,142	5.5%	686,032,581	39,646,131	5.8%	599,546,146	46,763,775	7.8%
Equity attributable to controlling shareholders	68,216,774	-	-	62,463,588	-	-	52,424,391	-	-
Non-controlling interest	597,115	-	-	596,871	-	-	209,091	-	-
Total liabilities and equity	819,744,741	41,382,142	5.0%	749,093,040	39,646,131	5.3%	652,179,628	46,763,775	7.2%

98   Form 20-F – December 2013

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

December 31,	R$ in thousands
	2013/2012			2012/2011
				(Restated)
	Increase/(decrease) due to changes in
	Average volume	Average yield/rate	Net change	Average volume	Average yield/rate	Net change
Interest‑earning assets
Financial assets held for trading	(813,984)	870,297	56,313	259,115	(1,513,543)	(1,254,428)
Financial assets available for sale	1,261,115	44,824	1,305,939	3,214,600	(153,097)	3,061,503
Investments held to maturity	21,373	(7,440)	13,933	(79,120)	308,120	229,000
Assets pledged as collateral	1,860,942	1,819,740	3,680,682	1,978,884	(1,633,109)	345,775
Loans and advances to banks	2,156,723	(48,185)	2,108,538	353,550	(2,730,704)	(2,377,154)
Loans and advances to customers	4,798,089	(3,616,502)	1,181,587	5,182,010	(1,999,606)	3,182,404
Central Bank compulsory deposits	(445,577)	(251,775)	(697,352)	(973,944)	(1,330,164)	(2,304,108)
Other assets	1,907	(776)	1,131	2,165	(5,399)	(3,234)
Total interest‑earning assets	8,840,588	(1,189,817)	7,650,771	9,937,260	(9,057,502)	879,758
Interest‑bearing liabilities
Interbank deposits	19,126	(4,387)	14,739	12,590	(10,716)	1,874
Savings deposits	594,244	(105,856)	488,388	456,098	(586,918)	(130,820)
Time deposits	(1,112,949)	(614,042)	(1,726,991)	(399,557)	(3,245,583)	(3,645,140)
Funding in the open market	2,579,504	2,334,013	4,913,517	2,309,540	(4,553,066)	(2,243,526)
Borrowings and onlendings	89,365	(500,844)	(411,479)	298,524	(3,724,898)	(3,426,374)
Funds from securities issued	111,750	95,146	206,896	1,632,263	(683,111)	949,152
Subordinated debt	289,698	(41,114)	248,584	678,755	(582,105)	96,650
Insurance technical provisions and pension plans	1,164,226	(3,161,869)	(1,997,643)	1,319,156	(38,616)	1,280,540
Total interest‑bearing liabilities	3,734,964	(1,998,953)	1,736,011	6,307,369	(13,425,013)	(7,117,644)

Net interest margin and spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest margin with net interest spread for the periods indicated:

December 31,	R$ in thousands, except %
	2013	2012	2011
		(Restated)	(Restated)
Average balance of interest‑earning assets	713,903,186	645,459,059	571,111,692
Average balance of interest‑bearing liabilities	619,015,563	571,690,522	495,200,370
Net interest income (1)	49,300,483	43,385,723	35,388,321
Interest rate on the average balance of interest‑earning assets	12.7%	12.9%	14.4%
Interest rate on the average balance of interest‑bearing liabilities	6.7%	6.9%	9.4%
Net yield on interest‑earning assets (2)	6.0%	6.0%	5.0%
Net interest margin (3)	6.9%	6.7%	6.2%
(1) Total interest income less total interest expenses;
(2) Difference between the yield on the rates of the average interest earning assets and the rate of the average interest bearing liabilities; and
(3) Net interest income divided by average interest earning assets.

     Bradesco  99

Form 20-F

Return on equity and assets

The table below shows selected financial indices for the periods indicated:

December 31,	R$ in thousands, except % and per share information
	2013	2012	2011
		(Restated)	(Restated)
Net income attributable to controlling shareholders	12,395,920	11,291,570	10,958,054
Average total assets	819,744,741	749,093,040	652,179,628
Average equity attributable to controlling shareholders	68,216,774	62,463,588	52,424,391
Net income attributable to controlling shareholders as a percentage of average total assets	1.5%	1.5%	1.7%
Net income attributable to controlling shareholders as a percentage of average equity attributable to controlling shareholders	18.2%	18.1%	20.9%
Equity attributable to controlling shareholders as a percentage of average total assets	8.3%	8.3%	8.0%
Dividends payout ratio per class of shares (1)	0.33	0.35	0.34
(1) Total declared dividends per share divided by net income attributable to controlling shareholders.

Financial assets held for trading, available for sale, investments held to maturity and assets pledged as collateral

The following table shows our portfolio of securities received under resale agreements, our trading assets, available for sale securities and investments held to maturity as of the dates indicated. The amounts below exclude our investments in associated companies. For additional information on our investments in associated companies and joint ventures, see Note 27 to our consolidated financial statements included in "Item 18. Financial Statements." The amounts also exclude our compulsory deposits held in Brazilian government securities, as required by the Central Bank. For more information on our compulsory deposits, see Note 19 to our consolidated financial statements included in "Item 18. Financial Statements." We state our financial assets held for trading and available for sale at market value. See Notes 2(e), 20, 21 and 22 to our consolidated financial statements included in “Item 18. Financial Statements,” for more details of our treatment of securities received under resale agreements, financial assets held for trading, available for sale and investments held to maturity.

December 31,	R$ in thousands, except %
	2013	2012	2011
		(Restated)	(Restated)
Financial assets held for trading
Brazilian government securities	46,847,468	46,014,522	53,506,040
Corporate debt and marketable equity securities	17,886,442	36,221,243	24,451,335
Bank debt securities	20,187,824	18,485,686	10,823,461
Mutual funds	8,426,678	7,650,252	6,791,968
Derivative financial instruments	2,509,028	3,222,631	955,912
Foreign government securities	235,083	244,168	50,092
Brazilian sovereign bonds	-	-	18,267
Total financial assets held for trading	96,092,523	111,838,502	96,597,075
Financial assets held for trading as a percentage of total assets	11.5%	14.0%	13.4%
Financial assets available for sale
Brazilian government securities	28,985,685	63,965,466	31,293,825
Corporate debt securities	31,058,356	10,895,299	7,450,073
Marketable equity securities	5,880,497	5,524,668	4,956,547
Bank debt securities	1,849,287	862,921	1,482,865
Brazilian sovereign bonds	64,586	273,776	24,324
Total financial assets available for sale	67,838,411	81,522,130	45,207,634
Financial assets available for sale as a percentage of total assets	8.1%	10.2%	6.3%
Investments held to maturity
Brazilian government securities	23,029,469	3,659,576	3,490,502
Brazilian sovereign bonds	39,557	56,097	620,485
Total investments held to maturity	23,069,026	3,715,673	4,110,987
Investments held to maturity as a percentage of total assets	2.8%	0.5%	0.6%

100   Form 20-F – December 2013

Form 20-F

The following table shows our assets pledged as collateral as of the dates indicated. For additional information about our assets pledged as collateral, see Note 23 to our consolidated financial statements included in "Item 18. Financial Statements."

December 31,	in thousands of R$, except percentages
	2013	2012	2011
		(Restated)	(Restated)
Financial assets held for trading
Brazilian government securities	2,924,653	8,609,468	59,224,886
Total of financial assets held for trading	2,924,653	8,609,468	59,224,886
Financial assets held for trading as a percentage of total assets	0.3%	1.1%	8.2%
Financial assets available for sale
Brazilian government securities	44,667,819	19,308,061	3,465,119
Brazilian sovereign bonds	-	149,284	791,212
Corporate debt securities	1,939,437	3,431,710	1,913,034
Bank debt securities	453,231	454,320	532,758
Total of financial assets available for sale	47,060,487	23,343,375	6,702,123
Financial assets available for sale as a percentage of total assets	5.6%	2.9%	0.9%
Investments held to maturity
Brazilian sovereign bonds	4,360	267,421	292,531
Total of investments held to maturity	4,360	267,421	292,531
Investments held to maturity as a percentage of total assets	-	-	0.1%
Loans and advances to banks
Interbank investments	67,750,725	73,913,035	30,902,540
Total of Loans and advances to banks	67,750,725	73,913,035	30,902,540
Loans and advances to banks as a percentage of total assets	8.1%	9.2%	4.3%

     Bradesco  101

Form 20-F

Maturity distribution

The following table shows maturity dates and weighted average yield as of December 31, 2013, for our securities received under resale agreements, financial assets held for trading, financial assets available for sale and investments held to maturity.

As of December 31, 2013, there are no tax-exempt securities in our portfolio.

December 31, 2013	in thousands of R$, except percentages
	Due in 1 year or less		Due after 1 year up to 5 years		Due after 5 years up to 10 years		Due after 10 years		No stated maturity		Total
	Average yield		Average yield		Average yield		Average yield		Average yield		Average yield
Financial assets held for trading
Brazilian government securities	28,171,555	10.0%	15,285,275	10.0%	2,326,883	9.4%	1,063,755	10.0%	-	-	46,847,468	9.9%
Foreign government securities	235,083	8.6%	-	-	-	-	-	-	-	-	235,083	8.6%
Corporate debt and marketable equity securities (1)	2,518,454	5.5%	6,083,654	4.9%	5,927,455	5.9%	803,197	5.9%	2,553,682	-	17,886,442	5.6%
Bank debt securities	11,657,100	7.0%	8,526,135	6.5%	4,589	6.5%	-	-	-	-	20,187,824	6.7%
Mutual funds (2)	-	-	-	-	-	-	-	-	8,426,678	-	8,426,678	-
Derivative financial instruments	1,748,210	-	561,302	-	193,019	-	6,496	-	-	-	2,509,027	-
Total financial assets held for trading	44,330,402	-	30,456,366	-	8,451,946	-	1,873,448	-	10,980,360	-	96,092,522	-
Financial assets available for sale
Brazilian government securities	8,848,886	10.0%	5,620,448	9.8%	5,682,138	6.5%	8,834,213	6.9%	-	-	28,985,685	8.3%
Brazilian sovereign bonds	3,087	11.0%	4,968	8.0%	1,805	13.0%	54,726	12.0%	-	-	64,586	11.0%
Corporate debt securities	1,201,734	9.5%	9,552,354	7.5%	16,712,345	7.1%	3,591,923	8.7%	-	-	31,058,356	8.2%
Bank debt securities	23	4.0%	676,326	7.1%	1,157,641	5.6%	15,297	8.1%	-	-	1,849,287	6.2%
Marketable equity securities (2)	-	-	-	-	-	-	-	-	5,880,497	-	5,880,497	-
Foreign government securities	-	-	-	-	-	-	-	-	-	-	-	-
Total financial assets available for sale	10,053,730	-	15,854,096	-	23,553,929	-	12,496,159	-	5,880,497	-	67,838,411	-
Investments held to maturity
Brazilian government securities	-	-	2,908,624	14.3%	6,804,319	13.9%	13,316,526	14.1%	-	-	23,029,469	14.1%
Brazilian sovereign bonds	-	-	39,557	8.0%	-	-	-	-	-	-	39,557	8.0%
Foreign government securities	-	-	-	-	-	-	-	-	-	-	-	-
Total investments held to maturity	-	-	2,948,181	-	6,804,319	-	13,316,526	-	-	-	23,069,026	-
Overall Total	54,384,132	-	49,258,643	-	38,810,194	-	27,686,133	-	16,860,857	-	186,999,959	-
(1) For no stated maturity, it corresponds to marketable equity securities; and

(2) Investments in these assets are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable. These trading assets were excluded from the total yield computation.

Note: The figures above are not adjusted for exchange rate variation.

102   Form 20-F – December 2013

Form 20-F

The following table shows maturity dates and weighted average yield as of December 31, 2013, for our assets pledged as collateral.

December 31, 2013	in thousands of R$, except percentages
	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		No stated maturity		Total
	Average yield		Average yield		Average yield		Average yield		Average yield		Average yield
Financial assets held for trading
Brazilian government securities	2,162,187	9.2%	762,466	8.9%	-	-	-	-	-	-	2,924,653	6.0%
Total of financial assets held for trading	2,162,187	-	762,466	-	-	-	-	-	-	-	2,924,653	-
Financial assets available for sale
Brazilian government securities	199,105	9.3%	26,085,548	8.4%	18,042,964	7.3%	340,202	5.9%	-	-	44,667,819	7.7%
Brazilian sovereign bonds	-	-	-	-	-	-	-	-	-	-	-	-
Corporate debt securities	-	-	177,932	6.3%	1,761,505	5.9%	-	-	-	-	1,939,437	6.1%
Bank debt securities	-	-	282,946	6.0%	170,285	6.0%	-	-	-	-	453,231	6.0%
Total of financial assets available for sale	199,105	-	26,546,426	-	19,974,754	-	340,202	-	-	-	47,060,487	-
Investments held to maturity
Brazilian sovereign bonds	-	-	4,360	8.0%	-	-	-	-	-	-	4,360	2.7%
Total of investments held to maturity	-	-	4,360	-	-	-	-	-	-	-	4,360	-
Loans and advances to banks
Interbank investments	67,750,725	10.0%	-	-	-	-	-	-	-	-	67,750,725	2.5%
Total of loans and advances to banks	67,750,725	-	-	-	-	-	-	-	-	-	67,750,725	-
Overall Total	70,112,017	-	27,313,252	-	19,974,754	-	340,202	-	-	-	117,740,225	-

     Bradesco  103

Form 20-F

The following table shows our securities portfolio by currency as of the dates indicated:

	In thousands of R$
	At fair value		Amortized cost	Total
	Financial assets held for trading	Financial assets available for sale	Investments held to maturity
December 31, 2013
Indexed to reais	95,269,738	60,435,790	23,023,353	178,728,881
Denominated in foreign currency (1)	822,785	7,402,621	45,673	8,271,079
December 31, 2013 (Restated)
Indexed to reais	111,489,760	76,095,967	3,659,576	191,245,303
Denominated in foreign currency (1)	348,742	5,426,163	56,097	5,831,002
December 31, 2013 (Restated)
Indexed to reais	94,604,099	43,213,963	3,490,502	141,308,564
Denominated in foreign currency (1)	1,992,976	1,993,671	620,485	4,607,132
(1) Predominantly U.S. dollars.

The following table shows our assets pledged as collateral by currency as of the dates indicated:

	R$ in thousands
	At fair value			Amortized cost	Total
	Financial assets held for trading	Financial assets available for sale	Loans and advances to banks	Investments held to maturity
December 31, 2013
Indexed to reais	2,924,653	44,667,818	67,750,725	-	115,343,196
Denominated in foreign currency (1)	-	2,392,669	-	4,360	2,397,029
December 31, 2012 (Restated)
Indexed to reais	8,609,468	19,308,061	73,913,035	-	101,830,564
Denominated in foreign currency (1)	-	4,035,314	-	267,421	4,302,735
December 31, 2011 (Restated)
Indexed to reais	59,224,886	3,465,119	30,902,540	-	93,592,545
Denominated in foreign currency (1)	-	3,237,004	-	292,531	3,529,535
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

December 31,	R$ in thousands
	2013	2012	2011	2010	2009
		(Restated)	(Restated)
Type of loans and advances to customers
Working capital	59,180,627	53,298,176	49,461,882	39,996,835	30,031,028
Personal credit	41,922,683	32,240,786	24,374,640	20,368,434	16,148,266
BNDES/Finame onlendings	40,543,267	35,703,861	35,398,656	29,554,340	18,240,421
Vehicles - Direct Consumer Financing (CDC)	32,209,642	33,820,338	30,651,218	25,193,370	19,689,134
Housing loans	27,870,462	22,302,967	15,930,568	10,186,535	6,942,703
Export financing	25,662,214	22,665,551	20,504,778	16,659,872	16,786,285
Credit cards	25,473,079	22,367,978	19,776,579	18,474,095	14,676,565
Rural loans	13,651,917	11,580,061	11,036,251	10,179,753	9,136,566
Guaranteed account	10,422,370	9,800,968	9,671,487	9,042,191	8,864,265
Import financing	8,598,811	6,580,312	5,072,822	3,834,498	3,483,516
Leasing	5,713,481	8,035,454	11,550,838	16,365,943	21,468,019
Insurance premiums receivable	3,717,227	2,893,506	2,472,923	2,048,186	2,357,544
Overdraft facilities	3,312,666	2,988,632	2,745,695	3,207,207	2,747,461
Others	25,701,122	24,657,024	24,154,584	20,524,659	18,593,722
Total portfolio	323,979,568	288,935,614	262,802,921	225,635,918	189,165,495
Impairment of loans and advances	(19,858,234)	(19,914,294)	(17,551,042)	(15,355,736)	(14,925,145)
Net loans and advances to customers	304,121,334	269,021,320	245,251,879	210,280,182	174,240,350

104   Form 20-F – December 2013

Form 20-F

The types of loans and advances presented are as follows:

Working capital – line of credit to meet company cash requirements, finance operational cycle and honor commitments such as purchases of raw materials, goods, and other items;

BNDES/FINAME onlendings – BNDES financing programs are intended for financing the implementation, expansion and modernization of production activities and infrastructure. FINAME operations consist of financing of machinery and equipment manufactured in Brazil;

Vehicles – CDC – this line of credit is directly linked to financing for the purchase of new and used vehicles;

Personal loans – credit for individuals;

Credit card – credit line by way of previously approved limits for acquisition of goods or services;

Export financing –  advances on exchange contracts to customers, individuals and companies, exporting through exchange contracts that are normally short- and medium-term loans structured by our units abroad;

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

Our criteria for segmenting clients for individual credit analysis purposes include those with transactions involving R$30 million or more, which is aligned with our evidence-based credit risk management process.

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

For individually significant customers showing specific objective evidence, impairment is  estimated individually in light of expected future cash flows, including cash flows of collateral attached to the transactions.

For customers that are not individually significant and show specific objective evidence, impairment will be estimated according to historic loss experience based on information that is observable on the current date, so as to reflect effects according to our internal models.

Customers not showing specific objective evidence of impairment, both individually significant and non-significant, are collectively assessed using our internal models based on collective parameters for observed losses and macroeconomic parameters for economic activity and delinquency.

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

     Bradesco  105

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

Indexation

The majority of our portfolio of loans and advances is denominated in reais. However, a portion of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to and denominated in foreign currency consist of onlending of Eurobonds and export and import financing, and represented 10.2% in 2013, and 9.2% in 2012 and 2011 of our portfolio of loans and advances. In many cases our customers hold derivative instruments to minimize exchange rate variation risk.

106   Form 20-F – December 2013

Form 20-F

Maturities and interest rates of loans and advances to customers

The following tables show the distribution of maturities of our loans and advances to customers by type, as well as the composition of our loans and advances to customers’ portfolio by interest rate and maturity, as of the dates indicated:

As of December 31, 2013	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(1)	Total loans and advances, gross	Impairment of loans and advances	Total
Type of loans and advances to customers
Working capital	8,776,349	6,850,037	6,615,150	9,858,566	20,516,923	4,724,725	1,838,877	59,180,627	(2,018,116)	57,162,511
Personal credit	2,407,341	4,260,726	4,953,170	7,750,348	15,198,228	5,467,166	1,885,704	41,922,683	(2,893,310)	39,029,373
BNDES/Finame onlendings	1,699,783	1,582,311	2,126,300	3,864,688	21,824,745	9,106,592	338,848	40,543,267	(862,551)	39,680,716
Vehicles - Direct Consumer Financing (CDC)	1,475,841	3,025,648	4,141,617	7,098,553	13,141,517	1,510,704	1,815,762	32,209,642	(2,298,898)	29,910,744
Housing loans	98,281	215,188	435,821	1,494,038	8,692,510	16,635,094	299,530	27,870,462	(796,768)	27,073,694
Export financing	1,459,666	2,774,973	3,483,660	4,488,177	7,910,773	5,500,210	44,755	25,662,214	(453,652)	25,208,562
Credit cards	-	-	-	-	-	-	25,473,079	25,473,079	(3,072,543)	22,400,536
Rural loans	312,691	1,022,052	1,814,397	6,455,002	1,270,275	2,617,992	159,508	13,651,917	(314,732)	13,337,185
Guaranteed account	2,472,462	4,923,015	2,602,966	58,472	139,348	-	226,107	10,422,370	(224,615)	10,197,755
Import financing	1,014,658	1,851,281	2,007,882	1,177,132	2,433,975	104,153	9,730	8,598,811	(39,942)	8,558,869
Leasing	325,276	574,925	758,868	1,208,492	2,239,135	426,875	179,910	5,713,481	(463,771)	5,249,710
Insurance premiums receivable	3,108,891	337,666	73,299	35,789	161,582	-	-	3,717,227	(218,945)	3,498,282
Overdraft facilities	1,136,670	1,379,059	33,914	-	152,094	-	610,929	3,312,666	(416,282)	2,896,384
Others	9,644,879	6,200,571	2,466,234	1,732,212	749,196	1,245,176	3,662,854	25,701,122	(5,784,109)	19,917,013
Total	33,932,788	34,997,452	31,513,278	45,221,469	94,430,301	47,338,687	36,545,593	323,979,568	(19,858,234)	304,121,334
(1) Primarily composed of non-performing loans and advances to customers over 60 days, excluding credit cards operations.

As of December 31, 2013	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross
Types of loans and advances to customer by maturity
Fixed rates	31,480,465	29,631,035	25,552,704	35,903,573	61,975,297	15,395,572	36,004,302	235,942,948
Floating rates	2,452,323	5,366,417	5,960,574	9,317,896	32,455,004	31,943,115	541,291	88,036,620
Total	33,932,788	34,997,452	31,513,278	45,221,469	94,430,301	47,338,687	36,545,593	323,979,568

     Bradesco  107

Form 20-F

Outstanding foreign loans

The majority  of our outstanding cross-border commercial loans that are denominated in foreign currencies areraised in U.S. dollars by subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, approximately 3.0% of our total assets over the last three years. We believe that there are no significant cross-border risks on these transactions, since a substantial part of the related credit risk is guaranteed by the parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, approximately 2.0% of our total assets over the last three years.

Additionally, our deposit base is primarily composed of customers residing in Brazil and deposits in our branches outside Brazil account for less than 11.0% of our total deposits, and is therefore not considered significant.

108   Form 20-F – December 2013

Form 20-F

Loans and advances to customers by economic activity

The following table summarizes our loans and advances to customers by borrowers' economic activity, as of the dates indicated.

As of December 31,	R$ in thousands, except %
	2013		2012		2011
			(Restated)		(Restated)
	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio
Public sector	2,188,831		423,180		1,046,107
Federal Government	2,148,497		260,544		764,524
Petrochemicals	2,148,497	0.7%	260,544	0.1%	759,953	0.3%
Financial intermediaries	-	-	-	-	4,571	0.0%
State Government	40,334		162,636		281,583
Production and distribution of electricity	40,334	0.0%	162,636	0.1%	281,583	0.1%
Private sector	321,790,737		288,512,434		261,756,814
Manufacturing	58,245,854		54,187,104		52,582,415
Food and beverages	13,195,437	4.1%	12,675,722	4.4%	13,001,645	4.9%
Steel, metallurgy and mechanics	11,378,577	3.5%	9,319,624	3.2%	8,224,447	3.1%
Chemicals	4,484,287	1.4%	4,667,812	1.6%	3,323,993	1.3%
Pulp and paper	3,624,721	1.1%	4,104,273	1.4%	3,809,106	1.4%
Textile and clothing	3,203,296	1.0%	3,118,933	1.1%	3,160,700	1.2%
Oil refining and production of alcohol	2,732,785	0.8%	3,915,587	1.4%	3,384,333	1.3%
Rubber and plastic articles	2,876,366	0.9%	2,630,216	0.9%	2,593,684	1.0%
Extraction of metallic and non-metallic minerals	1,707,413	0.5%	1,691,074	0.6%	1,678,188	0.6%
Light and heavy vehicles	4,630,370	1.4%	2,994,134	1.0%	2,849,552	1.1%
Furniture and wood products	2,332,805	0.7%	2,100,539	0.7%	1,979,906	0.8%
Electro and electronic products	1,915,767	0.6%	1,927,052	0.7%	2,155,117	0.8%
Non-metallic materials	2,161,609	0.7%	1,669,913	0.6%	1,735,887	0.7%
Automotive parts and accessories	1,296,869	0.4%	1,096,739	0.4%	1,032,833	0.4%
Leather articles	818,542	0.3%	793,081	0.3%	764,423	0.3%
Publishing, printing and reproduction	769,280	0.2%	725,450	0.3%	718,032	0.3%
Other industries	1,117,730	0.3%	756,955	0.3%	2,170,569	0.8%
Commercial	45,979,578		45,315,607		43,018,181
Specialty stores	11,093,681	3.4%	12,155,901	4.2%	11,618,405	4.4%
Food, beverages and tobbaco	5,490,367	1.7%	5,350,015	1.9%	4,927,119	1.9%
Non-specialized retailer	5,046,434	1.6%	4,329,860	1.5%	4,074,991	1.6%
Motor vehicles	4,195,342	1.3%	3,925,530	1.4%	3,819,979	1.5%
Parts, acessories and motor vehicle repairing	3,402,385	1.1%	3,205,393	1.1%	2,999,227	1.1%
Clothing and footwear	3,522,719	1.1%	3,336,304	1.2%	3,443,340	1.3%
Personal and household goods	2,788,145	0.9%	2,780,625	1.0%	2,537,517	1.0%
Waste and scrap	2,366,354	0.7%	2,136,467	0.7%	2,053,469	0.8%
Fuel	1,901,922	0.6%	1,916,698	0.7%	1,796,472	0.7%
Trade intermediaries	1,533,412	0.5%	1,581,767	0.5%	1,667,236	0.6%
Wholesale of goods in general	1,716,400	0.5%	1,624,754	0.6%	1,560,379	0.6%
Agricultural products	1,352,744	0.4%	1,499,320	0.5%	1,156,628	0.4%
Other commercial activities	1,569,673	0.5%	1,472,973	0.5%	1,363,419	0.5%
Services	84,554,012		72,446,408		62,550,319
Transportation and storage	16,825,914	5.2%	15,412,301	5.3%	15,132,820	5.8%
Real estate activities, rentals and corporate services	14,504,420	4.5%	12,561,211	4.3%	10,868,753	4.1%
Civil construction	20,475,364	6.3%	17,453,598	6.0%	14,953,070	5.7%
Production and distribution of electricity, gas and water	4,408,326	1.4%	4,633,717	1.6%	4,945,479	1.9%
Holding companies, legal, accounting and business advisory services	5,386,952	1.7%	3,186,663	1.1%	2,682,721	1.0%
Social services, education, health, defense and social security	4,007,990	1.2%	2,381,784	0.8%	2,749,685	1.0%
Lodging and catering services	2,824,681	0.9%	2,653,359	0.9%	2,297,976	0.9%
Club, leisure, cultural and sport activities	2,234,255	0.7%	2,116,085	0.7%	1,758,810	0.7%
Telecommunications	484,397	0.1%	540,476	0.2%	577,396	0.2%
Other services	13,401,713	4.1%	11,507,214	4.0%	6,583,609	2.5%
Individuals	128,635,645	39.7%	112,989,410	39.1%	100,189,826	38.1%
Agribusiness	4,375,648	1.4%	3,573,905	1.2%	3,416,073	1.3%
Total	323,979,568	100.0%	288,935,614	100.0%	262,802,921	100.0%
Impairment of loans and advances	(19,858,234)		(19,914,294)		(17,551,042)

     Bradesco  109

Form 20-F

Non-performing loans and advances and impairment of loans and advances

The following table summarizes our non-performing loans and advances, whether they are subject to impairment or not, as well as those neither due nor impaired, and certain asset quality ratios for the dates shown.

December 31,	R$ in thousands, except %
	2013	2012	2011	2010	2009
		(Restated)	(Restated)
Non‑performing loans and advances to customers, over 60 days	13,650,513	14,455,265	12,968,613	10,014,909	9,554,019
Foreclosed assets	832,546	532,973	445,351	412,142	455,874
Total non-performing loans and advances to customers and foreclosed assets	14,483,059	14,988,238	13,413,964	10,427,051	10,009,893
Total loans and advances to customers	323,979,568	288,935,614	262,802,921	225,635,918	189,165,495
Impairment of loans and advances	19,858,234	19,914,294	17,551,042	15,355,736	14,925,145
Non‑performing loans and advances as a percentage of total loans and advances to customers	4.2%	5.0%	4.9%	4.4%	5.1%
Non‑performing loans ad advances and foreclosed assets as a percentage of total loans and advances to customers	4.5%	5.2%	5.1%	4.6%	5.3%
Impairment of loans and advances as a percentage of total loans and advances	6.1%	6.9%	6.7%	6.8%	7.9%
Impairment of loans and advances as a percentage of non-performing loans and advances to customers	145.5%	137.8%	135.3%	153.3%	156.2%
Impairment of loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets	137.1%	132.9%	130.8%	147.3%	149.1%
Net charge‑offs for the period as a percentage of the average balance of loans and advances to customers (including non‑performing loans and advances)	3.2%	3.3%	2.5%	2.6%	3.5%

We do not have a significant amount of foreign loans. The majority of our assets are denominated in reais.

110   Form 20-F – December 2013

Form 20-F

Impairment of loans and advances

The following table shows impairment of loans and advances by type for the periods indicated:

December 31,	R$ in thousands, except %
	2013	2012	2011	2010	2009
		(Restated)	(Restated)
Balance at the beginning of the period	19,914,294	17,551,042	15,245,205	14,925,145	10,292,214
Charge–off from assets
Working capital	(1,447,051)	(1,368,689)	(700,164)	(743,329)	(591,517)
BNDES/Finame onlendings	(232,101)	(152,070)	(117,580)	(172,608)	(232,984)
Personal credit	(1,447,057)	(1,111,746)	(872,786)	(805,975)	(859,668)
Credit cards	(1,626,581)	(1,578,143)	(1,293,047)	(778,644)	(981,467)
Export financing	(58,366)	(27,148)	(86,792)	(80,564)	(147,606)
Leasing	(381,582)	(477,859)	(627,566)	(529,041)	(191,136)
Housing loans	(94,700)	(67,803)	(66,270)	(45,838)	(47,943)
Rural loans	(69,683)	(56,723)	(54,155)	(72,472)	(59,382)
Guaranteed account	(252,838)	(255,157)	(159,945)	(252,400)	(256,805)
Import financing	(6,910)	(2,543)	(54)	(1,415)	(9,376)
Overdraft facilities	(676,805)	(593,045)	(436,984)	(367,394)	(389,535)
Others (1)	(7,026,270)	(6,383,844)	(4,317,347)	(4,152,737)	(4,104,138)
Total charge–off from assets	(13,319,944)	(12,074,770)	(8,732,690)	(8,002,417)	(7,871,557)
Recoveries
Working capital	294,657	209,557	627	477	483
BNDES/Finame onlendings	69,533	58,937	92,432	80,879	36,185
Personal credit	492,383	388,535	379,973	376,857	217,929
Credit cards	370,184	614,381	436,625	363,039	255,581
Export financing	7,139	1,400	28,254	81,650	2,535
Leasing	83,813	126,208	105,887	68,772	26,986
Housing loans	720	1,492	107,562	31,551	43,678
Rural loans	42,177	33,778	59,040	42,480	33,146
Guaranteed account	36,268	35,092	45,314	41,003	24,529
Import financing	1,500	12	176	1,265	-
Overdraft facilities	162,306	143,548	125,122	127,937	86,756
Others (1)	2,079,334	1,373,699	1,418,157	1,460,973	967,069
Total recoveries	3,640,014	2,986,639	2,799,169	2,676,883	1,694,877
Net charge–offs	(9,679,930)	(9,088,131)	(5,933,521)	(5,325,534)	(6,176,680)
Net impairment losses on loans and advances	9,623,870	11,451,383	8,239,358	5,756,125	10,809,611
Balance at the end of the period	19,858,234	19,914,294	17,551,042	15,355,736	14,925,145
Net charge‑offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances, over 60 days)	3.2%	3.3%	2.5%	2.6%	3.5%

Based on information available regarding our debtors, we believe the impairment of loans and advances recognized is sufficient to cover probable losses on our loans and advances.

     Bradesco  111

Form 20-F

Allocated impairment of loans and advances

The following tables set forth allocated impairment of loans and advances for the periods indicated. The allocated loss amount and the loans and advances category are stated as a percentage of total loans and advances.

December 31, 2013	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,018,116	0.7%	18.5%
BNDES/Finame onlendings	862,551	0.3%	13.0%
Vehicles - Direct Consumer Financing (CDC)	2,298,898	0.7%	9.8%
Personal credit	2,893,310	0.9%	12.9%
Credit cards	3,072,543	1.0%	7.4%
Export financing	453,652	0.1%	8.2%
Leasing	463,771	0.1%	1.8%
Housing loans	796,768	0.3%	8.9%
Rural loans	314,732	0.1%	4.2%
Guaranteed account	324,615	0.1%	3.3%
Import financing	39,942	-	2.8%
Overdraft facilities	416,282	0.1%	0.9%
Insurance premiums receivable	218,945	0.1%	1.2%
Others	5,784,109	1.9%	7.1%
Total	19,958,234	6.4%	100.0%
(1) Excludes non-performing loans and advances.

December 31, 2012 (Restated)	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,132,210	0.8%	18.8%
BNDES/Finame onlendings	933,707	0.3%	12.8%
Vehicles - Direct Consumer Financing (CDC)	3,230,958	1.2%	11.3%
Personal credit	3,409,864	1.2%	11.1%
Credit cards	3,113,122	1.2%	7.2%
Export financing	289,968	0.1%	8.2%
Leasing	951,000	0.3%	2.8%
Housing loans	557,365	0.2%	8.0%
Rural loans	292,928	0.1%	4.1%
Guaranteed account	257,990	0.1%	3.5%
Import financing	30,255	-	2.4%
Overdraft facilities	538,749	0.2%	0.9%
Insurance premiums receivable	182,561	0.1%	1.1%
Others	3,993,617	1.5%	7.8%
Total	19,914,294	7.3%	100.0%
(1) Excludes non-performing loans and advances.

112   Form 20-F – December 2013

Form 20-F

December 31, 2011 (Restated)	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	1,516,512	0.6%	19.2%
BNDES/Finame onlendings	811,127	0.3%	14.0%
Vehicles - Direct Consumer Financing (CDC)	2,458,920	1.0%	11.4%
Personal credit	1,262,259	0.5%	9.3%
Credit cards	3,135,652	1.3%	7.0%
Export financing	170,655	0.1%	8.2%
Leasing	954,104	0.4%	4.3%
Housing loans	378,406	0.2%	6.3%
Rural loans	293,013	0.1%	4.3%
Guaranteed account	243,392	0.1%	3.8%
Import financing	25,618	-	2.0%
Overdraft facilities	485,462	0.2%	0.9%
Insurance premiums receivable	149,948	0.1%	1.0%
Others	5,665,974	2.3%	8.3%
Total	17,551,042	7.2%	100.0%
(1) Excludes non-performing loans and advances.

December 31, 2010	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,003,554	0.9%	18.1%
BNDES/Finame onlendings	786,083	0.4%	13.5%
Vehicles - Direct Consumer Financing (CDC)	857,750	0.4%	11.1%
Personal credit	1,318,487	0.6%	9.0%
Credit cards	1,751,911	0.8%	7.6%
Export financing	309,876	0.1%	7.7%
Leasing	1,719,095	0.8%	7.1%
Housing loans	385,751	0.2%	4.7%
Rural loans	520,209	0.2%	4.6%
Guaranteed account	250,072	0.1%	4.1%
Import financing	23,725	-	1.8%
Overdraft facilities	235,361	0.1%	1.3%
Insurance premiums receivable	131,124	0.1%	1.0%
Others	5,062,738	2.3%	8.4%
Total	15,355,736	7.0%	100.0%
(1) Excludes non-performing loans and advances.

     Bradesco  113

Form 20-F

December 31, 2009	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	1,795,049	1.1%	16.5%
BNDES/Finame onlendings	554,711	0.4%	10.1%
Vehicles - Direct Consumer Financing (CDC)	786,684	0.5%	10.0%
Personal credit	1,456,021	0.7%	8.5%
Credit cards	2,673,552	1.0%	7.3%
Export financing	375,949	0.2%	9.2%
Leasing	1,889,299	1.0%	11.1%
Housing loans	298,013	0.2%	3.8%
Rural loans	585,751	0.3%	5.0%
Guaranteed account	520,103	0.1%	4.8%
Import financing	55,341	-	2.0%
Overdraft facilities	418,609	0.1%	1.3%
Insurance premiums receivable	112,688	0.1%	1.3%
Others	3,403,375	2.8%	9.1%
Total	14,925,145	8.5%	100.0%
(1) Excludes non-performing loans and advances.

Loans and advances to banks

The following tables summarize our outstanding loans and advances to banks by type, and changes in impairment on loans and advances for the periods shown.

December 31,	in thousands of R$
	2013	2012	2011
		(Restated)	(Restated)
Repurchase agreements
Own portfolio position
Financial treasury bills	17,661	226,140	2,311,436
National treasury bills	18,755,345	39,918,804	10,694,594
National treasury notes	33,173,862	17,835,940	24,248,758
Debentures	-	35,981	1,163,330
Others	58,692	10,182	-
Short position
Brazilian government securities	5,216,744	10,641,422	3,369,025
Total of repurchase agreements	57,222,304	68,668,469	41,787,143
Loans and advances to banks
Interbank deposits	7,278,913	7,832,607	8,195,549
Foreign currency transactions	3,290,687	1,540,422	2,582,484
Bank deposit certificates	6,391,631	7,862,591	10,101,437
Credit acquisition with co-obligation	4,579,430	6,589,190	10,047,742
Impairment of loans and advances	(43,242)	(33,932)	(53,759)
Total of loans and advances to banks	21,497,419	23,790,878	30,873,453
Total	78,719,723	92,459,347	72,660,596

December, 31	in thousands of R$
	2013	2012	2011
		(Restated)	(Restated)
Balance at the beginning of the year	33,932	53,759	51,228
Additions/Reductions	9,310	(19,827)	2,531
Balance at the end of the year	43,242	33,932	53,759

114   Form 20-F – December 2013

Form 20-F

Average deposit balances and interest rates

The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

Year ended December 31,	R$ in thousands, except %
	2013		2012		2011
			(Restated)		(Restated)
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Deposits
Non–interest–bearing deposits
Demand deposits	36,876,193	-	33,138,109	-	32,539,861	-
Interest–bearing deposits
Interbank deposits	671,404	9.4%	471,502	10.3%	360,575	12.9%
Savings deposits	73,307,137	5.6%	62,758,934	5.8%	55,515,889	6.8%
Time deposits	99,565,994	5.9%	117,960,891	6.4%	122,478,193	9.1%
Total interest–bearing deposits	173,544,535		181,191,327		178,354,657
Total deposits	210,420,728		214,329,436		210,894,518

Maturity of deposits

The following table shows the distribution of our deposits by maturity at the date indicated:

December 31, 2013	R$ in thousands
	Due in 3 months or less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total
Domestic deposits
Non–interest–bearing deposits
Demand deposits (1)	39,876,154	-	-	-	39,876,154
Interest–bearing deposits
Interbank deposits	455,415	101,012	29,928	203,820	790,175
Savings deposits (1)	80,717,805	-	-	-	80,717,805
Time deposits	4,152,827	5,519,143	11,917,198	50,035,929	71,625,097
Total interest–bearing deposits	85,326,047	5,620,155	11,947,126	50,239,749	153,133,077
Total domestic deposits	125,202,201	5,620,155	11,947,126	50,239,749	193,009,231
International deposits (2)
Non–interest–bearing deposits
Demand deposits	743,583	-	-	-	743,583
Interest–bearing deposits
Interbank deposits	173,680	-	-	-	173,680
Time deposits	20,608,530	1,067,309	1,030,839	1,535,050	24,241,728
Total interest–bearing deposits	20,782,210	1,067,309	1,030,839	1,535,050	24,415,408
Total international deposits	21,525,793	1,067,309	1,030,839	1,535,050	25,158,991
Total deposits	146,727,994	6,687,464	12,977,965	51,774,799	218,168,222
(1) Demand deposits and savings deposits are classified as due in up to three months, without taking into account the average turnaround history; and
(2) Denominated in currencies other than reais, primarily U.S. dollars.

The following table shows maturity of outstanding time deposits with balances of over US$100,000 (or its equivalent), by maturity, as of the date indicated:

December 31, 2013	R$ in thousands
	Domestic currency	International currency
Maturity within 3 months	2,145,728	20,606,565
Maturity after 3 months but within 6 months	3,510,537	1,064,803
Maturity after 6 months but within 12 months	7,365,198	1,029,867
Maturity after 12 months	25,644,816	1,535,050
Total deposits in excess of US$100,000	38,666,279	24,236,285

     Bradesco  115

Form 20-F

Funding in the open market

Funding in the open market amounted to R$185,055 million as of December 31, 2013, R$175,646 million as of December 31, 2012 and R$150,002 million as of December 31, 2011.

The following table summarizes funding in the open market for the periods indicated:

Year ended December 31,	R$ in thousands, except %
	2013	2012	2011
		(Restated)	(Restated)
Funding in the open market
Amount outstanding	185,055,358	175,646,854	150,001,844
Maximum amount outstanding during the period	185,055,358	175,530,009	150,001,844
Weighted average interest rate at period end (1)	7.2%	5.3%	11.1%
Average amount outstanding during period	182,981,063	152,443,947	128,494,578
Weighted average interest rate	9.1%	7.7%	10.9%
Total	185,055,358	175,646,854	150,001,844
(1) We calculated the average balances using the month-end book balances, including the related allocated interest.

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. See "Item 7.A. Major Shareholders." Our list of significant subsidiaries as of December 31, 2013, can be found in Exhibit 8.1 to this document.

4.D. Property, Plants and Equipment

As of December 31, 2013, we owned 822 properties and leased 3,747 properties throughout Brazil and 10 properties abroad, all of which we used for the operation of our network of branches and our business. We own the buildings where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Rental agreements have an average duration of 9 years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating Results

This discussion should be read in conjunction with our audited consolidated financial statements, the notes thereto and other financial information included elsewhere in this annual report.

Overview

Our results of operations are affected by, among others, the following factors.

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

In 2011, GDP grew by 2.7%. The real  depreciated to R$1.8758 per U.S. dollar as of December 31, 2011 compared to R$1.6662 as of December 31, 2010. The COPOM increased the base interest rate from 10.75% as of December 31, 2010 to 11.00% as of December 31, 2011, after reaching 12.50% in July of that year, before the deterioration of the world economy. Inflation for the year ended December 31, 2011, as measured by the IGP-DI, was 5.0%.

116   Form 20-F – December 2013

Form 20-F

The Brazilian Institute of Geography and Statistics (IBGE) reviewed the results of the GDP for 2012, which was revised from a growth of 0.9% to a growth of 1.0% compared to 2011. The real  depreciated to R$2.0435 per U.S. dollar as of December 31, 2012, as compared to R$1.8758 as of December 31, 2011. The COPOM reduced the base interest rate from 11.00% as of December 31, 2011 to 7.25% as of December 31, 2012, leading to its lower level in the history. Inflation, as measured by the IGP-DI, was 8.1% for the year ended December 31, 2012.

In 2013, GDP grew by 2.3%. The real  depreciated to R$2.3426 per U.S. dollar as of December 31, 2013, as compared to R$2.0435 as of December 31, 2012. The COPOM increased the base interest rate from 7.25% as of December 31, 2012 to 10.0% as of December 31, 2013. Inflation, as measured by IGP-DI, was 5.5% for the year ended December 31, 2013.

The following table shows Brazilian inflation measured by IGP-DI, the depreciation of the real against the U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

December 31,	In R$, except %
	2013	2012	2011
Inflation (IGP‑DI)	5.5%	8.1%	5.0%
Depreciation of the real against the U.S. dollar	(14.6)%	(8.9)%	(12.6)%
Period-end exchange rate-US$1.00	2.3426	2.0435	1.8758
Average exchange rate‑US$1.00(1)	2.1641	1.9524	1.6705
(1) The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.
Sources: FGV and the Central Bank.

The following table shows GDP variation in real terms and average interbank interest rates for the periods indicated:

December 31,	2013	2012	2011
Change in real GDP (1)	2.3%	1.0%	2.7%
Average base interest rates (2)	8.2%	8.5%	11.6%
Average interbank interest rates (3)	8.1%	8.4%	11.6%
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
Sources: The Central Bank, the Brazilian Geography and Statistics Institute and CETIP.

Effects of the global financial markets on our financial condition and results of operations

2013 was characterized by higher volatility in global financial markets. One of the most critical moments of the period occurred between the months of May and June, vis-à-vis the intensification of perceptions that the Federal Reserve would begin the process of imminently reducing monetary stimuli (Quantitative Easing). Most relevant impacts occurred in relation to long-term interest rates, which led to significant increases in the strength of the U.S. dollar and continued its trend of appreciation. As a result, long-term interest rates worldwide were put under pressure, while the currencies of various countries depreciated, particularly in emerging markets, which were already under pressure as a result of fears of a sharp slowdown in China’s economy. Interest rates and foreign exchange rates in Brazil were impacted by this complex external situation, in a context of inflationary pressures, and downgrading the outlook of Brazil's sovereign credit rating by two risk rating agencies. One of these outlook changes turned into a downgrade of Brazil's sovereign credit rating in March 2014.

In the last months of 2013, the outlook for the recovery of economic activity of developed countries gained momentum vis-à-vis improvements of several indicators. At the same time, China’s economy showed signs of stabilization and the economic reforms announced in November allayed fears of a hard landing. In December 2013, the Federal Reserve announced that it would begin reducing the pace of monetary stimuli starting in January 2014, albeit gradually. This announcement was accompanied by explicit signals that the monetary policy of the foremost global economy will remain accommodative for an extended period, but did not prevent a further round of increases in long-term interest rates and the depreciation of emerging countries’ currencies.

     Bradesco  117

Form 20-F

Commodities, in this global context, maintained a general trend of price decline since 2011. We believe that this trend is expected to persist, both on account of macroeconomic vectors (increase in long-term interest rates, appreciation of the U.S. dollar) and the influence of specific factors related to a strong expansion of the offering in certain segments. If this situation reduces inflationary concerns, it would enable the gradual and widely-signaled normalization of monetary policy in developed countries. However, it could also accentuate the challenges of managing economic policy in emerging countries.

In summary, the risks to the global economy remain present in spite of the outlook of accelerated economic activity in the foremost developed economies and stabilization of Chinese growth, still at a high level. In particular, structural and long-term fiscal imbalances in developed economies maintain the outlook of economic growth lower than that seen in the pre-crisis years. Political uncertainty remains, particularly regarding public finances in the United States. Even so, 2014 began with the prospect of intensifying the resumption of global growth, supported by accommodative monetary policies.

Effects of interest rates and devaluation/appreciation on net interest income

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

In addition, when the real  depreciates, we incur: (i) losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais  of the related interest expense increases; and (ii) gains in our assets denominated in, or indexed to, foreign currencies, such as our dollar-indexed securities and loans and advances, as the income from such assets as measured in reais  increases. Conversely, when the real  appreciates, as was the case from 2003 to 2007 and 2009 to 2010, we incur: (i) losses on our assets denominated in, or indexed to, foreign currencies; and (ii) gains in our liabilities denominated in, or indexed to, foreign currencies.

In 2012, our net interest income increased by 22.6% as compared to 2011, from R$35,388 million in 2011 to R$43,386 million in 2012. This growth is mainly related to the increase: (i) of the average interest rate from 6.2% in 2011 to 6.7% in 2012, positively impacting the results by R$4,368 million, mainly due to a decrease of 3.2 p.p. in the average interbank interest rate, which went from 11.6% in 2011 to 8.4% in 2012; and (ii) the average business volume, which contributed R$3,630 million, reflecting an increase of 13.0% in the average balance of interest-earning assets, increasing our revenues by R$9,937 million, highlighting the increase of: (a) 11.8% in the average balance of loans and advances to customers; (b) 25.2% in the average balance of assets pledged as collateral; and (c) 99.5% in the average balance of financial assets available for sale.

In 2013, our net interest income increased by 13.6% as compared to 2012, from R$43,386 million in 2012 to R$49,300 million in 2013. This growth is mainly related to the increase in the average business volume, which contributed with R$5,106 million, reflecting an increase of 10.6% in the average balance of interest-earning assets, increasing our revenues by R$8,841 million, highlighting the increase of: (a) 10.3% in the average balance of loans and advances to customers; (b) 18.7% in the average balance of assets pledged as collateral; (c) 32.0% in the average balance of loans and advances to banks; and (d) 19.5% in the average balance of financial assets available for sale.

118   Form 20-F – December 2013

Form 20-F

The following tables show our foreign-currency denominated and indexed assets and liabilities as of the dates indicated:

December 31,	R$ in thousands
	2013	2012	2011
		(Restated)	(Restated)
Assets
Cash and balances with banks	3,050,450	3,151,043	6,474,772
Financial assets held for trading	822,785	348,742	1,992,976
Financial assets available for sale	7,402,621	5,426,163	1,993,671
Investments held to maturity	45,673	56,097	620,485
Assets pledged as collateral	2,397,029	4,302,735	3,529,535
Loans and advances to banks	3,582,833	2,171,236	3,139,512
Loans and advances to customers	33,037,149	26,557,416	24,208,464
Investments in associated companies and joint ventures	-	4,976	30,152
Property and equipment	14,570	15,801	16,238
Intangible assets and goodwill	28,477	25,942	26,655
Taxes to be offset	31,339	25,867	32,490
Deferred income tax assets	106,057	15,842	188,915
Other assets	8,924,365	8,120,292	9,140,914
Total assets	59,443,348	50,222,152	51,394,779
Off‑balance sheet accounts – notional value
Derivatives
Futures	30,196,878	27,408,058	9,179,950
Forward	12,274,295	11,095,747	14,327,285
Options	610,496	1,420,300	172,554
Swaps	45,167,298	39,595,426	20,109,015
Total assets with derivatives (a)	147,692,315	129,741,683	95,183,583

December 31,	R$ in thousands
	2013	2012	2011
		(Restated)	(Restated)
Liabilities
Deposits from banks	18,213,248	12,416,316	21,079,983
Deposits from customers	24,865,557	23,666,709	20,459,581
Financial liabilities held for trading	346,724	298,041	71,094
Funds from securities issued	11,474,847	14,188,239	8,409,878
Subordinated debt	8,951,638	8,806,973	6,404,048
Insurance technical provisions and pension plans	1,075	1,100	1,183
Other provisions	7,099	4,367	4,009
Current income tax liabilities	30,694	19,791	11,474
Deferred income tax liabilities	22,794	229,536	120,191
Other liabilities	8,002,170	5,880,489	3,505,029
Total liabilities	71,915,846	65,511,561	60,066,470
Off‑balance sheet accounts – notional value
Derivatives
Futures	41,515,506	37,422,501	18,363,963
Forward	12,826,691	9,869,571	12,050,673
Options	781,401	1,467,968	653,746
Swap	44,851,978	36,451,019	20,328,448
Total liabilities with derivative (b)	171,891,422	150,722,620	111,463,300
Net exposure (a-b)	(24,199,107)	(20,980,937)	(16,279,717)

     Bradesco  119

Form 20-F

We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact of currency changes on us. For more information on our use of derivatives for hedging purposes, see Notes 2(e), and 20(c) to our consolidated financial statements in "Item 18. Financial Statements."

Our net exposure in relation to our total assets amounted to 2.3% as of December 31, 2011, 2.6% as of December 31, 2012 and 2.9% as of December 31, 2013.

Taxes

Our income tax expenses comprise two federal taxes: (i) IRPJ, which is assessed at a rate of 15.0% on our adjusted net income, plus an additional of 10.0%; and (ii) the social contribution tax, which is assessed at a rate of 15.0% on our adjusted net income.

In January 2008, the Brazilian government increased the social contribution tax rate for the financial segment from 9.0% to 15.0%. Financial institutions have been incurring the social contribution tax on adjusted net income at a 15.0% rate since May 1, 2008. The legality of this increase is being challenged in actions brought before the Brazilian Supreme Court. If the Brazilian Supreme Court decides that this increase is not legal, we will be entitled to recover any amount we have paid under the 15.0% tax rate regime in excess of what we would have incurred for the social contribution tax under the 9.0% regime.

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

Impact of material acquisitions on our future financial performance

We believe that the acquisitions and strategic alliances conducted in the last years will contribute to increase our future results. The amount of these increases is uncertain, and we therefore cannot estimate their impact on our future financial performance. For more information, see "Item 4.A. History, Development of the Company and Business Strategy-Recent acquisitions" and “Item 4.A. History, Development of the Company and Business Strategy - Other strategic alliances.”

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

120   Form 20-F – December 2013

Form 20-F

•      volume, composition and growth of our loans and advances;

•      the Brazilian government's monetary policy; and

•      any delays in receiving information needed to value loans and advances or confirm existing impairment.

We use models to analyze portfolio of loans and advances and determine the extent of impairment. Statistical loss factors and other risk indicators are applied to loan and advances pools with similar risk characteristics in arriving at an estimate of incurred losses in the portfolio to calculate the models. Although models are often monitored and reviewed, by their nature, they depend on judgments made in relation to information and/or forecasts used. The volatility of the Brazilian economy is one of the reasons that may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Consequently, our impairment of loan and advances estimate may not be indicative of actual future losses.

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) over the amount of impairment. In this assessment, an increase in 10% of the PD as of December 31, 2013, would have increased the impairment by approximately R$287 million. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the defaults have on determining impairment.

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

The fair values of financial assets held for trading and available for sale are primarily based on actively traded markets where prices are based on direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of financial assets held for trading and available for sale. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, the financial assets are classified within Level 3 of the valuation hierarchy once the fair value is determined, based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets, as well as other factors which require Management to exercise significant judgment or estimation. As of December 31, 2013, R$41.769 million, or 25.5%, of financial assets held for trading and available for sale were classified as Level 3 fair value assets.

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivatives contracts are listed on the exchange. Therefore, the majority of our derivative positions are determined by using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity. These inputs are used to value the position. Most market inputs are observable and can be obtained mainly from BM&FBOVESPA and the secondary market. As of December 31, 2013, we did not have derivatives assets and liabilities classified as Level 3.

     Bradesco  121

Form 20-F

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

In 2013, we reclassified securities from financial assets available for sale to investments held to maturity, in the amount of R$19,121 million, resulting from a change in our Management’s intention in relation to the holding of these securities. The mark-to-market accounting of these securities, in the amount of R$479 million, was held in shareholders' equity, and will be recognized in our results for the remaining term of securities.

Impairment of goodwill

At least every year, we have to determine whether the current carrying value of goodwill has been impaired or not. The first step in the process is identifying independent cash generating units and their allocations of goodwill. A unit's carrying amount, including allocated goodwill, is then compared to value in use to see whether there is impairment. If a cash-generating unit's value in use is less than carrying amount, goodwill is impaired. Detailed calculations to reflect changes in the market in which a business operates may be required (e.g. competition and regulatory change). Calculations are based on discounted cash flows before tax at an interest rate adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. Although predictions are compared to current performance and external economic data, expected cash flows reflect our outlook for future performance.

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

122   Form 20-F – December 2013

Form 20-F

For additional information regarding our income tax, see "Item 4.B. Business Overview-Regulation and Supervision-Taxation-Income and social contribution taxes on profits."

Insurance technical provisions and pension plans

Our insurance technical provisions and pension plans are liabilities for amounts we estimate will be due to our policyholders and plan participants at a certain point in the future. These values represent the future claims/benefits stated in contracts, such as retirement payments, pensions, individual and group life insurance, health insurance and accident insurance, among other items.

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

For sensitivity analysis purposes, regarding damage, life and health insurance, we assessed the impacts of both an increase and a decrease in loss events. In this assessment, an increase (1%) or a decrease (1%) in loss events in the 12 months prior to calculation base date would represent an impact of R$64 million in expenses or revenues, respectively, on income and shareholders’ equity after taxes and contributions.

In relation to life insurance with living benefits and pension plan and individual life insurance, we assessed the impact of decreasing interest rates and increasing beneficiary longevity on income and shareholders’ equity after taxes and contributions and increase in the income-conversion option. In this assessment, a decrease of 5.0% in interest rates would lead to a R$393 million decrease on income and shareholders’ equity after taxes and contributions. The increase of 0.002% in the longevity of beneficiaries would represent a negative impact of R$61 million on income and shareholders’ equity after taxes and contributions, while an increase of 5.0% in the conversion into income would represent a negative impact of R$16 million on income and shareholders’ equity after taxes and contributions.

Use of estimates

Upon issuance of the financial statements, Management also makes estimates and assumptions concerning useful lives of certain non-financial assets and possible impairment of a specific asset or group of assets. Estimates are by nature based on judgment and available information. Therefore, actual results may differ from these estimates.

     Bradesco  123

Form 20-F

Commitments and contingencies

We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the following table:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2013
	Less than 1 year (1)	1 to 3 years	3 to 5 years	More than 5 years	Total
Time deposits	44,295,846	50,492,097	873,575	205,307	95,866,825
Funding in the open market	168,503,295	15,590,782	578,238	383,043	185,055,358
Borrowings	14,194,746	1,034,225	1,883	-	15,230,854
Onlendings	12,227,927	17,874,789	6,612,751	4,148,529	40,863,996
Funds from securities issued	20,848,266	31,102,295	4,737,758	1,194,749	57,883,068
Subordinated debt	2,581,899	2,359,787	18,657,143	12,286,174	35,885,003
Other obligations (2)	169,296,764	23,857,614	128,364	367,686	193,650,428
Total	431,948,743	142,311,589	31,589,712	18,585,488	624,435,532
(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over; and
(2) Includes insurance technical provisions and pension plans.

Off-balance sheet financial guarantees

In addition to our loans and advances, we have credit-related transactions with our customers for attending to their financing needs. In accordance with IFRS, these transactions are not recorded on our balance sheet. The following table summarizes these off-balance sheet financial arrangements as of December 31, 2013:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2013
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial guarantees	15,711,961	12,336,956	5,355,524	34,181,803	67,586,244
Letters of credit	735,505	-	-	-	735,505
Total	16,447,466	12,336,956	5,355,524	34,181,803	68,321,749

We guarantee our customers' performance in obligations with third parties. We have the right to seek reimbursement from our customers for any amounts paid under these guarantees. Additionally, we may hold cash or other collateral with higher liquidity to guarantee these obligations. These agreements are subject to the same credit evaluation as other loan originations.

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

Results by segment

We operate and manage our business through two operating segments: (i) the banking segment and (ii) the insurance, pension plans and capitalization bond segment.

The following data about different segments were prepared based on reports made for Management to assess performance and make decisions on allocating funds for investments and other purposes. Our Management uses various data, including financial data prepared under accounting practices adopted in Brazil and non-financial metrics compiled on different bases. Hence, the segment data presented and discussed herewith is prepared in accordance with accounting practices adopted in Brazil. Our consolidated financial statements and consolidated financial data included in this analysis are prepared in accordance with International Financial Reporting Standards ("IFRS"), when results by segments significantly differ to income derived from our consolidated financial statements, such differences will be explained in conjunction with the explanations of the results that precede them. See Note 5 to our consolidated financial statements in "Item 18. Financial Statements."

124   Form 20-F – December 2013

Form 20-F

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

Results of operations for the year ended December 31, 2013 compared with the year ended December 31, 2012

As described in “Item 3.A. Selected Financial Data”, beginning January 1, 2013, we adopted IFRS 11 – “Joint Arrangements”, thus changing the accounting policy to be applied to interest in jointly-owned entities to the equity method of accounting. Therefore, on a consolidated basis, data as of and for the years ended December 31, 2012 and 2011 presented in this annual report has been restated to reflect the effects of this adoption. For more information regarding the adoption of this policy, see Note 2(a)iii to our 2013 financial statements in "Item 18. Financial Statements.”

The following tables set forth the principal components of our net income for 2013 and 2012, on a consolidated basis and by segment.

This segment information is prepared in accordance with accounting practices adopted in Brazil, which are the accounting practices on which the reports used by Management to assess performance and make decisions are based.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2013	2012	% change
		(Restated)
Net interest income	49,300,483	43,385,723	13.6%
Impairment of loans and advances	(9,623,870)	(11,451,383)	(16.0)%
Non‑interest income	59,102,884	66,396,380	(11.0)%
Non‑interest expense	(84,460,328)	(82,889,272)	1.9%
Income before income taxes	14,319,169	15,441,448	(7.3)%
Income and social contribution taxes	(1,833,031)	(4,089,754)	(55.2)%
Net income for the year	12,486,138	11,351,694	10.0%
Net income attributable to controlling shareholders	12,395,920	11,291,570	9.8%
Net income attributable to non-controlling interest	90,218	60,124	50.1%

Segment	R$ in thousands, except %
	For the year ended December 31,
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2013	2012	% Change	2013	2012	% Change
Net interest income	41,600,095	39,181,426	6.2%	5,589,989	3,124,512	78.9%
Impairment of loans and advances	(9,731,376)	(10,925,404)	(10.9)%	-	-	-
Non‑interest income	13,863,017	19,154,236	(27.6)%	47,559,845	48,899,792	(2.7)%
Non‑interest expense	(38,318,914)	(39,455,611)	(2.9)%	(47,113,728)	(46,174,120)	2.0%
Income before income taxes	7,412,822	7,954,647	(6.8)%	6,036,106	5,850,184	3.2%
Income and social contribution taxes	789,516	(273,930)	-	(2,253,451)	(2,196,399)	2.6%
Net income	8,202,338	7,680,717	6.8%	3,782,655	3,653,785	3.5%
Net income attributable to controlling shareholders	8,195,099	7,672,233	6.8%	3,692,531	3,591,743	2.8%
Net income attributable to non-controlling interest	7,239	8,484	(14.7)%	90,124	62,042	45.3%

     Bradesco  125

Form 20-F

Net interest income

The table below shows the main components of our net interest income before impairment of loans and advances for 2013 and 2012, on a consolidated basis and by segment:

	R$ in thousands, except %
	2013	2012	% Change
Consolidated (2012 - Restated)
Interest and similar income	90,682,625	83,031,854	9.2%
Interest and similar expenses	(41,382,142)	(39,646,131)	4.4%
Net interest income	49,300,483	43,385,723	13.6%
Banking
Interest and similar income	79,935,892	75,293,246	6.2%
Interest and similar expenses	(38,335,797)	(36,111,820)	6.2%
Net interest income	41,600,095	39,181,426	6.2%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	11,578,317	11,110,483	4.2%
Interest and similar expenses	(5,988,328)	(7,985,971)	(25.0)%
Net interest income	5,589,989	3,124,512	78.9%

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation/depreciation of the real) in each case for 2013 and 2012:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2013/2012
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets and interest‑bearing liabilities	5,105,624	4,414,215	689,596
Due to changes in average interest rates	809,136	(1,995,544)	1,775,881
Net change	5,914,760	2,418,669	2,465,477

Banking

Our net interest income increased by 6.2%, from R$39,181 million in 2012 to R$41,600 million in 2013. This increase was mainly due to an increase in the average volume of business of R$4,414 million as a result of: (i) a 9.8% increase in the average balance of interest-earning assets, increasing our revenues by R$7,753 million, highlighting the increase of: (a) 36.6% in the average balance of loans and advances to banks; (b) 18.7% in the average balance of assets pledged as collateral; and (c) 10.1% in the average balance of loans and advances to customers, partially offset by: (ii) a 7.8% increase in the average balance of interest-bearing liabilities, which impacted the results by R$3,338 million, in particular the increase of: (a) 20.5% in the average balance of funding in the open market; and (b) 16.8% in the average balance of savings deposits. Our net interest income decreased by R$1,996 million, due to changes in average interest rates that was mainly impacted by the decrease in the average interest rate earned from loans and advances to customers, from 18.1% in 2012 to 16.8% in 2013.

126   Form 20-F – December 2013

Form 20-F

Insurance, pension plans and capitalization bonds

Our net interest income increased by 78.9%, from R$3,125 million in 2012 to R$5,590 million in 2013. This increase was mainly due to: (i) a 17.8% increase in the average volume of interest-earning assets, from R$116,902 million in 2012 to R$137,759 million in 2013, contributing with R$1,854 million in the results; and (ii) a decrease in the average interest rate for insurance technical provisions and pension plans, from 7.4% in 2012 to 4.8% in 2013, reducing our expenses by R$3,162 million. These events were partially offset by: (i) a 16.4% increase in the average volume of the insurance technical provisions and pension plans, from R$107,520 million in 2012 to R$125,179 million in 2013, impacting the results by R$1,164 million; and (ii) the decrease in the average interest rate to loans and advances to banks, from 8.9% in 2012 to 6.2% in 2013.

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2013 and 2012:

Consolidated	R$ in thousands, except %
	As of December 31,
	2013	2012	% Change
		(Restated)
Average balance of interest‑earning assets
Financial assets held for trading	80,909,973	89,783,466	(9.9)%
Financial assets available for sale	79,895,464	66,875,502	19.5%
Investments held to maturity	3,791,552	3,657,763	3.7%
Assets pledged as collateral	112,404,700	94,667,517	18.7%
Loans and advances to banks	104,232,013	78,977,399	32.0%
Loans and advances to customers	289,336,399	262,228,228	10.3%
Compulsory deposits with the Central Bank	42,757,972	48,722,266	(12.2)%
Other interest‑earning assets	575,113	546,918	5.2%
Total	713,903,186	645,459,059	10.6%
Average interest rate earned	12.7%	12.9%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2013	2012	% Change	2013	2012	% Change
Average balance of interest–earning assets
Financial assets held for trading	40,282,390	58,372,486	(31.0)%	40,215,667	31,055,915	29.5%
Financial assets available for sale	41,194,576	32,788,082	25.6%	38,700,888	34,127,161	13.4%
Investments held to maturity	61,905	93,368	(33.7)%	3,729,647	3,564,395	4.6%
Assets pledged as collateral	112,404,700	94,667,517	18.7%	-	-	-
Loans and advances to banks	103,829,578	76,013,965	36.6%	55,112,417	48,154,198	14.4%
Loans and advances to customers	289,305,361	262,825,554	10.1%	-	-	-
Compulsory deposits with the Central Bank	42,757,972	48,722,266	(12.2)%	-	-	-
Other interest‑earning assets	575,113	546,918	5.2%	-	-	-
Total	630,411,595	574,030,156	9.8%	137,758,619	116,901,669	17.8%
Average interest rate earned	12.7%	13.1%		8.4%	9.5%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

     Bradesco  127

Form 20-F

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the floating of the real), in each case comparing 2013 and 2012:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2013/2012
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets	8,840,588	7,752,674	1,853,822
Due to changes in average interest rates	(1,189,817)	(3,110,028)	(1,385,988)
Net change	7,650,771	4,642,646	467,834

Banking

Interest and similar income increased by 6.2% from R$75,293 million in 2012 to R$79,936 million in 2013. This increase was largely due to a higher average volume of business, which had a positive impact of R$7,753 million on our results, particularly in interest and similar income from: (i) loans and advances to customers; (ii) assets pledged as collateral; (iii) loans and advances to banks; and (iv) financial assets available for sale, partially offset by changes in the average interest rates earned, negatively  impacting the results by R$3,110 million, essentially due to the decrease in the average interest rate to loans and advances to customers.

Interest and similar income from loans and advances to customers increased by 2.1%, from R$47,675 million in 2012 to R$48,663 million in 2013. This increase is related to a 10.1% growth in the average balance of our portfolio of loans and advances to customers, from R$262,826 million in 2012 to R$289,305 million in 2013, positively impacting our interest and similar income, in the amount of R$4,600 million. The main reason for this increase is our strategic focus on housing loans, import/export financing, personal credit, and rural loans.

Interest and similar income originated from assets pledged as collateral increased by 40.5%, from R$9,090 million in 2012 to R$12,771 million in 2013. This variation reflects the 18.7% increase in the average volume of these operations, from R$94,668 million in 2012 to R$112,405 million in 2013, which positively impacted our interest and similar income, in the amount of R$1,861 million.

Interest and similar income from loans and advances to banks increased by 31.7%, from R$6,759 million in 2012 to R$8,898 million in 2013. This increase is related to a 36.6% growth in the average balance of our portfolio of loans and advances to banks, from R$76,014 million in 2012 to R$103,830 million in 2013, positively impacting our interest and similar income, in the amount of R$2,392 million.

Interest and similar income from financial assets available for sale increased by 22.2%, from R$2,916 million in 2012 to R$3,564 million in 2013. This increase was mainly due to a growth of 25.6% in the average balance of these operations, from R$32,788 million in 2012 to R$41,195 million in 2013, which contributed R$729 million to our results.

The increase in the interest and similar income was partially offset by the decrease in the revenue from financial assets held for trading, in the amount of R$2,116 million, mainly due to the reduction in the average volume of these assets, from R$58,372 million in 2012 to R$40,282 million in 2013.

The decrease in the interest and similar income, in the amount of R$ 3,110 million, due to changes in average interest rates, is primarily due to the reduction of the average rate earned from loans and advances to customers, from 18.1% in 2012 to 16.8% in 2013, due to the change in loan mix, partially offset by the increase in SELIC rate, from 7.25% in 2012 to 10.0% in 2013.

Insurance, pension plans and capitalization bonds

Our interest and similar income increased by 4.2%, from R$11,110 million in 2012 to R$11,578 million in 2013. This increase was mainly due to the growth in the average business volume, which contributed R$1,854 million to the results, basically due to the increase of: (i) 29.5% in the average balance of financial assets held for trading, positively impacting our revenues by R$803 million; (ii) 14.4% in the average balance of loans and advances to banks, positively impacting our revenues by R$558 million; and (iii) 13.4% in the average balance of the financial assets available for sale, increasing our revenues by R$466 million. These events were partially offset by the changes in the average interest rates, which impacted the results in R$1,386 million, largely due to the decrease in the average interest rate to loans and advances to banks, from 8.9% in 2012 to 6.2% in 2013.

128   Form 20-F – December 2013

Form 20-F

Interest and similar expenses

The tables below show the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2013 and 2012, on a consolidated basis and by segment:

Consolidated	R$ in thousands, except %
	As of December 31,
	2013	2012	% Change
		(Restated)
Average balance of interest‑bearing liabilities
Interbank deposits	671,404	471,502	42.4%
Savings deposits	73,307,137	62,758,934	16.8%
Time deposits	99,565,994	117,960,891	(15.6)%
Funding in the open market	182,981,063	152,443,947	20.0%
Borrowings and onlendings	49,273,352	47,408,499	3.9%
Funds from securities issued	52,476,783	50,848,755	3.2%
Subordinated debt	35,560,706	32,278,136	10.2%
Insurance technical provisions and pension plans	125,179,124	107,519,858	16.4%
Total	619,015,563	571,690,522	8.3%
Average interest rate paid	6.7%	6.9%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2013	2012	% Change	2013	2012	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	671,404	471,574	42.4%	-	-	-
Savings deposits	73,307,137	62,758,934	16.8%	-	-	-
Time deposits	99,584,128	117,825,606	(15.5)%	-	-	-
Funding in the open market	237,777,033	197,363,060	20.5%	-	-	-
Borrowings and onlendings	49,273,352	47,408,499	3.9%	-	-	-
Funds from securities issued	52,550,531	50,848,755	3.3%	-	-	-
Subordinated debt	35,560,706	32,278,136	10.2%	-	-	-
Insurance technical provisions and pension plans	-	-	-	125,179,124	107,519,858	16.4%
Total	548,724,291	508,954,564	7.8%	125,179,124	107,519,858	16.4%
Average interest rate paid	7.0%	7.1%		4.8%	7.4%

For further information on average interest rates by type of liability, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar expenses was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the fluctuations in the real/U.S. dollar rate), in each case, for 2013 as compared to 2012:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2013/2012
	Increase/(decrease)
Due to changes in average volume of interest‑bearing liabilities	3,734,964	3,338,459	1,164,226
Due to changes in average interest rates	(1,998,953)	(1,114,482)	(3,161,868)
Net change	1,736,011	2,223,977	(1,997,642)

     Bradesco  129

Form 20-F

Banking

Our interest and similar expenses increased by 6.2% from R$36,112 million in 2012 to R$38,336 million in 2013. This increase primarily reflects the 7.8% growth in the average volume of our interest-bearing liabilities, from R$508,955 million in 2012 to R$548,724 million in 2013, impacting the expenses by R$3,338 million, mainly due to the increase of 20.5% in the average balance of funding in the open market, impacting our expenses by R$3,333 million. The decrease in our expenses due to changes in the average interest rates, in the amount of R$1,114 million, reflects the lower average interest rates paid in the operations of: (i) time deposits, from 6.4% in 2012 to 5.9% in 2013, reducing our expenses by R$619 million; and (ii) borrowings and onlendings, from 5.0% in 2012 to 3.9% in 2013, reducing our expenses by R$501 million.

Insurance, pension plans and capitalization bonds

Our interest and similar expenses decreased 25.0%, from R$7,986 million in 2012 to R$5,988 million in 2013. This decrease primarily reflects the reduction in the average interest rate, from 7.4% in 2012 to 4.8% in 2013, reducing our expenses in R$3,162 million, primarily reflecting the reduction of the IGP-M, from 7.8% in 2012 to 5.5% in 2013. This decrease was partially offset by the increase in the average balance of insurance technical provisions and pension plans, from R$107,520 million in 2012 to R$125,179 million in 2013, increasing our expenses by R$1,164 million.

Net impairment losses on loans and advances to customers

In view of conceptual differences between net impairment losses on loans and advances to customers under BR GAAP, as described in “Item 4.B. Business Overview – Regulation and Supervision – Banking Regulations - Treatment of loans and advances”, and IFRS, and also for a better understanding of information presented, we present below a reconciliation of those accounting practice differences, as well as the related analysis of the net impairment losses on loans and advances to customers under IFRS.

	R$ in thousands, except %
	2013	2012	% Change
Net Impairment losses on loans and advances
Banking - BR GAAP	(9,731,376)	(10,925,404)	(10.9)%
Accounting Practices Diference	107,506	(525,979)	-
Consolidated - IFRS (2012 - Restated)	(9,623,870)	(11,451,383)	(16.0)%

The following table shows changes in our impairment of loans and advances, net impairment losses on loans and advances, loans recovered and loan charge-offs for the years ended 2013 and 2012, as well as our ratio of net impairment losses on loans and advances to loans and advances to customers (shown as a percentage of the average balance of our loans and advances to customers) in all cases based on consolidated financial information prepared in accordance with IFRS:

As of December 31,	R$ in thousands, except %
	2013	2012	% Change
		(Restated)
Impairment of loans and advances at the beginning of the year	19,914,294	17,551,042	13.5%
Net impairment losses on loans and advances	9,623,870	11,451,383	(16.0)%
Loan recoveries	3,640,014	2,986,639	21.9%
Loan charge‑offs	(13,319,944)	(12,074,770)	10.3%
Impairment of loans and advances at the end of the year	19,858,234	19,914,294	(0.3)%
Ratio of net impairment losses on loans and advances to average loans and advances outstanding	3.3%	4.4%

The balance of our impairment of loans and advances to customers decreased by 0.3% from R$19,914 million in 2012 to R$19,858 million in 2013. This decrease was mainly due to the: (i) increase of 13.3% in the balance of our operations classified as neither past due nor impaired, (ii) decrease in delinquencies, evidenced by our level of loans and advances to customers that are overdue for more than 90 days, from 4.2% in 2012 to 3.5% in 2013; and (iii) change in our mix of loans and advances portfolio, which basically impacted the following products: (a) vehicles, whose allocated impairment went from R$3,231 million in 2012 to R$2,299 million in 2013, representing 0.7% of our interest-earning loans and advances to customers, whereas in 2012 it represented 1.2%; (b) personal credit, whose allocated impairment decreased from R$3,410 million in 2012 to R$2,893 million in 2013, representing 0.9% of our interest-earning loans and advances to customers, whereas in 2012 it represented 1.2%; and (c) credit cards, in respect of which impairment decreased from R$3,113 million in 2012 to R$3,073 million in 2013, reaching a 1.0% share of interest-earning loans and advances to customers as opposed to 1.2% in 2012.

Loans and advances to customers neither past due nor impaired increased by 13.3%, from R$253,317 million in 2012 to R$287,052 million in 2013, of which 98.7% were rated "low risk.”

130   Form 20-F – December 2013

Form 20-F

Calculations of impairment of loans and advances include: (i) an individual analysis of impaired loans and advances to customers; and (ii) an analysis of losses on loans and advances to customers collectively assessed for impairment, as follows:

As of December 31,	R$ in thousands
	2013	2012	% Change
		(Restated)
Impaired loans and advances to customers	774,795	1,122,674	(31.0)%
Losses on loans and advances to customers collectively assessed for impairment	19,083,439	18,791,620	1.6%
Total	19,858,234	19,914,294	(0.3)%

The decrease of 16.0% in net impairment losses on loans and advances is related to an improvement in the delinquency ratio, from 4.2% in 2012 to 3.5% in 2013, as well as a change in product mix. Loan recoveries and charge-offs increased by 21.9% and 10.3% respectively, when compared to 2012.

Our level of loan losses, defined as the amount of net charge-offs compared to the average balance of loans and advances to customers, including overdue loans, decreased from 3.3% in 2012 to 3.2% in 2013. In 2013, impairment of loans and advances as a percentage of loans and advances to customers was 6.1%, which we believe is a comfortable margin based on our experience of historical loan loss levels in our portfolio.

Loans to individuals increased by 13.8% from R$112,989 million in 2012 to R$128,636 million in 2013, mainly due to the following products: (i) housing loans; (ii) credit card; and (iii) personal credit.

Loans and advances to corporate customers, increased by 11.0% from R$175,946 million in 2012 to R$195,344 million in 2013, mainly due to the following products: (i) housing loans – company plan; (ii) working capital; and (iii) export/import financing.

We believe that our current impairment of loans and advances is sufficient to cover probable losses associated with our portfolio.

Non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2013 and 2012.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2013	2012	% Change
		(Restated)
Net fee and commission income	14,499,682	12,720,740	14.0%
Net gains/(losses) on financial assets and liabilities classified as held for trading	(5,790,089)	2,110,112	-
Net gains/(losses) on financial assets classified as available for sale	(6,100,782)	1,895,974	-
Premiums retained from insurance and pension plans	44,887,215	40,176,745	11.7%
Equity in the earnings of associates and joint ventures	1,062,687	980,212	8.4%
Other non-interest income	10,544,171	8,512,597	23.9%
Total	59,102,884	66,396,380	(11.0)%

     Bradesco  131

Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2013	2012	% Change	2013	2012	% Change
Net fee and commission income	15,639,215	13,885,450	12.6%	1,264,869	1,233,278	2.6%
Net gains/(losses) on financial assets and liabilities classified as held for trading	(4,100,749)	1,095,588	-	(1,914,579)	(6,689)	-
Net gains/(losses) on financial assets classified as available for sale	(3,880,575)	(455,476)	752.0%	(2,526,016)	2,418,373	-
Premiums retained from insurance and pension plans	-	-	-	44,887,215	40,176,745	11.7%
Equity in the earnings of associates and joint ventures	1,031,280	752,353	37.1%	31,151	108,302	(71.2)%
Other non-interest income	5,173,846	3,876,321	33.5%	5,817,205	4,969,783	17.1%
Total	13,863,017	19,154,236	(27.6)%	47,559,845	48,899,792	(2.7)%

Banking

Our non-interest income decreased by 27.6%, from R$19,154 million in 2012 to R$ 13,863 million in 2013. This decrease was mainly due to: (i) net losses from financial assets and liabilities available for sale, from R$455 million as of December 31, 2012 to R$3,881 million as of December 31, 2013, which was principally due to the adjustment of rates to market value of the available-for-sale NTNs (national treasury notes) portfolio, by trading these securities in the market; and (ii) net losses from financial assets and liabilities classified as held for trading, from gains of R$1,096 million as of December 31, 2012 to losses of R$4,101 million as of December 31, 2013, largely due to the income obtained from fixed income securities.

These effects were partially offset by the increase of: (i) 12.6% in net fee and commission income, driven by an increase of: (a) 21.7% in revenues from credit cards, with an increase of 15.4% in billings, which reached R$119.407 million in 2013; (b) 11.2% in revenues related to checking accounts, primarily due to the expansion of our customer base, which net increase represented 707,000 active checking account holders; and the increase of the services portfolio to our customers and the realignment of fees; (c) 17.8% in revenues from consortium management, due to the increase in: received bids, average ticket size and sales of new quotas, increasing from 736,000 active quotas as of December 31, 2012 to 924,000 active quotas as of December 31, 2013; and (d) 18.5% in revenue from guarantees pledged, due to the increase of R$7,676 million, or 12.8%, in the balance of financial guarantees that we mostly offer to our corporate customers; and (ii) 33.5% in other non-financial revenues deriving from results obtained from the adhesion to a program for payment in installments and sight payment of tax debts - REFIS, in the amount of R$1,950 million.

Insurance, pension plans and capitalization bonds

Our non-interest income decreased by 2.7%, from R$48,900 million in 2012 to R$47,560 million in 2013. This was due mainly to: (i) net gains on financial assets classified as available for sale, from gains of R$2,418 million in 2012 to losses of R$2,526 million in 2013, principally due to the adjustment of rates to market value of the available-for-sale NTNs portfolio, by trading these securities in the market; and (ii) net losses on financial assets and liabilities classified as held for trading, from R$7 million in 2012 to R$1,915 million in 2013, basically due to the income obtained from fixed income securities; partially offset by: (iii) a 11.7% increase in retained insurance premiums and pension plans income, from R$40,177 million in 2012 to R$44,887 million in 2013, mainly due to: (a) an increase in insurance written premiums from R$37,899 million in 2012 to R$42,226 million in 2013; and (b) an increase in revenues from pension plan contributions, from R$3,273 million in 2012 to R$3,584 million in 2013.

Main differences between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main differences between our non-interest income by segment (according to accounting practices adopted in Brazil) and our consolidated non-interest income (according to “IFRS”) for the year ended December 31, 2013:

•      Net fee and commission income:  The difference of R$2,404 million refers to: (i) the effective interest rate method in the amount of R$1,242 million; (ii) eliminations in the amount of R$ 1,519 million; which was partly offset by: (iii) adjustments of other operations in the amount of R$ 357 million.

•      Net gains (losses) on financial assets classified as held for trading: The adjustment in the amount of R$ 225 million was mainly due to: (i) adjustment of cash flow hedge, in the amount of R$ 285 million; (ii) the consolidation of exclusive funds in the amount of R$ 550 million; and offset by: (iii) the effect of exchange-rate variation on our financial assets held for trading in the amount of R$ 598 million.

•      Net gains (losses) on financial assets classified as available for sale: The adjustment in the amount of R$306 million, was mainly due to lower impairment charges in our portfolio of shares, in the amount of R$280 million in 2013.

132   Form 20-F – December 2013

Form 20-F

Non-interest expense

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expense for 2013 and 2012:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2013	2012	% Change
		(Restated)
Personnel expenses	(12,354,418)	(11,559,002)	6.9%
Administrative expenses	(12,151,537)	(11,803,989)	2.9%
Depreciation and amortization	(2,740,830)	(2,488,182)	10.2%
Changes in the insurance technical provisions and pension plans	(20,001,807)	(23,326,101)	(14.3)%
Retained claims	(15,484,691)	(13,123,833)	18.0%
Selling expenses for insurance and pension plans	(2,467,037)	(2,313,795)	6.6%
Net gains/(losses) of foreign currency transactions	(1,093,597)	(1,087,595)	0.6%
Other non-interest expense	(18,166,411)	(17,186,775)	5.7%
Total	(84,460,328)	(82,889,272)	1.9%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2013	2012	% Change	2013	2012	% Change
Personnel expenses	(11,200,617)	(10,586,643)	5.8%	(1,092,479)	(1,017,702)	7.3%
Administrative expenses	(12,068,420)	(11,592,512)	4.1%	(1,102,065)	(932,226)	18.2%
Depreciation and amortization	(2,625,748)	(1,459,721)	79.9%	(180,381)	(114,214)	57.9%
Changes in the insurance technical provisions and pension plans	-	-	-	(20,001,807)	(23,326,101)	(14.3)%
Retained claims	-	-	-	(15,484,691)	(13,123,833)	18.0%
Selling expenses for insurance and pension plans	-	-	-	(2,468,101)	(2,314,815)	6.6%
Net gains/(losses) of foreign currency transactions	(1,093,597)	(1,589,833)	(31.2)%	-	-	-
Other non-interest expense	(11,330,532)	(14,226,902)	(20.4)%	(6,784,204)	(5,345,229)	26.9%
Total	(38,318,914)	(39,455,611)	(2.9)%	(47,113,728)	(46,174,120)	2.0%

Banking

Our non-interest expenses decreased by 2.9%, from R$ 39,456 million in 2012 to R$ 38,319 million in 2013. This decrease was mainly the result of a 20.4% decrease in other non-interest expenses from R$14,227 million as of December 31, 2012 to R$11,331 million as of December 31, 2013, mainly due to: (i) the full amortization of the goodwill of BERJ, in the amount of R$ 1,156 million; and (ii) the recognition of losses related to intangible assets – acquisition of bank services in the amount of R$527 million (both of these events occurred in 2012). This fall was mainly offset by: (i) an increase of 5.8% in personnel expenses from R$ 10,587 million on December 31, 2012 to R$ 11,201 million on December 31, 2013, due to: (a) an  increase in expenses from proceedings, payroll charges and benefits as a result of increase in salaries, in conformity with 2012 and 2013 collective agreements; and (b) higher expenses from provisions for labor lawsuits and profit sharing; and (ii) a 4.1% increase in administrative expenses, mainly resulting from: (a) a chain expansion of 3,819 additional service points, totaling 72,736 points; (b) contract adjustments which were below the behavior of the IPCA and IGP-M inflation rates in the last 12 months, which reached 5.9% and 5.5%, respectively.

Insurance, pension plans and capitalization bonds

Our non-interest expense increased by 2.0%, from R$46,174 million in 2012 to R$ 47,113 million in 2013. This increase was mainly due to increases of (i) 26.9% increase in other non-financial expenses; (ii) 18.0% in retained claims, mainly in health insurance; and (iii) 18.2% in administrative expenses. Such increases were partially offset by the 14.3% reduction in our expenses from variation of insurance and pension plan technical provisions from R$23,326 million in 2012 to R$20,002 million in 2013, deriving from compliance with SUSEP Circular letter no. 462/13 by the Grupo Bradesco Seguros that resulted in the adoption of “Term Structure of Interest Rate free from risks – ETTJ” as discount rate of actuarial liability flow that caused net reversion of a portion of the technical provisions balance, in the amount of R$2,572 million.

     Bradesco  133

Form 20-F

Income and social contribution taxes

Income tax in Brazil consists of federal income taxes and the social contribution tax on adjusted income. See “Item 5.A Operating Results-Overview-Taxes.” The combined rate of these two taxes was 34.0% through April 2008. As of May 2008, the combined rate increased to 40.0%, due to the raise of social contribution taxes on adjusted net income rate, from 9.0% to 15.0%. Our income tax expenses are composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our statement of income, as required by Brazilian tax regulations but are not part of our taxable basis, as foreign exchange variation gains and losses, which are neither taxable income nor deductible expenses, respectively. In addition, certain other amounts of taxable income and deductible expenses of our taxable basis do not affect our statement of income.

Income and social contribution tax expenses decreased from R$4,090 million in 2012 to R$ 1,833 million in 2013. This variation was primarily due to: (i) the decrease in gross income, which went from R$ 15,445 million in 2012 to R$ 14,319 million in 2013; (ii) the greater tax effect of foreign exchange variation of investments abroad, which went from R$727 million in 2012 to R$1,320 million in 2013; (iii) the recognition of tax credits in the amount of R$462 million in 2013; and (iv) the greater effect of net non-deductible expenses of non-taxable revenues, which went from negative adjustment of R$503 million to a positive adjustment of R$326 million, mainly due to adhesion to the program for payment in installments and sight payment of tax debts – REFIS in 2013. For more information on Income and social contribution taxes, see Note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

The effective rate of taxation as a percentage of our income before income and social contribution taxes, varied from an expense of 26.5% in 2012 to an expense of 12.8% in 2013.

Net Income

As a result of the above, our net income attributable to controlling shareholders increased by 9.8%, from R$ 11,292 million in 2012 to R$ 12,396 million in 2013. Our net income for the year increased by 10.0%, from R$11,352 million in 2012 to R$12,486 million in 2013.

Results of operations for the year ended December 31, 2012 compared with the year ended December 31, 2011

The following tables set forth the principal components of our net income for 2012 and 2011, on a consolidated basis and by segment:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2012	2011	% Change
	(Restated)	(Restated)
Net interest income	43,385,723	35,388,321	22.6%
Impairment of loans and advances	(11,451,383)	(8,239,358)	39.0%
Non‑interest income	66,396,380	57,893,938	14.7%
Non‑interest expense	(82,889,272)	(70,431,659)	17.7%
Income before income taxes	15,441,448	14,611,242	5.7%
Income and social contribution taxes	(4,089,754)	(3,521,800)	16.1%
Net income for the year	11,351,694	11,089,442	2.4%
Net income attributable to controlling shareholders	11,291,570	10,958,054	3.0%
Net income attributable to non-controlling interest	60,124	131,388	(54.2)%

134   Form 20-F – December 2013

Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2012	2011	% Change	2012	2011	% Change
Net interest income	39,181,426	31,379,722	24.9%	3,124,512	3,274,715	(4.6)%
Impairment of loans and advances	(10,925,404)	(9,275,421)	17.8%	-	-	-
Non‑interest income	19,154,236	19,499,077	(1.8)%	48,899,792	39,730,424	23.1%
Non‑interest expense	(39,455,611)	(32,562,339)	21.2%	(46,174,120)	(37,824,847)	22.1%
Income before income taxes	7,954,647	9,041,039	(12.0)%	5,850,184	5,180,292	12.9%
Income and social contribution taxes	(273,930)	(1,305,702)	(79.0)%	(2,196,399)	(1,850,139)	18.7%
Net income for the year	7,680,717	7,735,337	(0.7)%	3,653,785	3,330,153	9.7%
Net income attributable to controlling shareholders	7,672,233	7,724,917	(0.7)%	3,591,743	3,201,449	12.2%
Net income attributable to non-controlling interest	8,484	10,420	(18.6)%	62,042	128,704	(51.8)%

Net interest income

The table below shows the main components of our net interest income before impairment of loans and advances for 2012 and 2011, on a consolidated basis and by segment:

	R$ in thousands, except %
	2012	2011	% Change
Consolidated (2012/2011 - Restated)
Interest and similar income	83,031,854	82,152,096	1.1%
Interest and similar expense	(39,646,131)	(46,763,775)	(15.2)%
Net interest income	43,385,723	35,388,321	22.6%
Banking
Interest and similar income	75,293,246	74,956,572	0.4%
Interest and similar expense	(36,111,820)	(43,576,850)	(17.1)%
Net interest income	39,181,426	31,379,722	24.9%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	11,110,483	9,980,146	11.3%
Interest and similar expense	(7,985,971)	(6,705,431)	19.1%
Net interest income	3,124,512	3,274,715	(4.6)%

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation/depreciation of the real) in each case for 2012 and 2011:

	R$ in thousands
	Consolidated (Restated)	Banking	Insurance, Pension Plans and Capitalization Bonds
	2012/2011
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets and interest‑bearing liabilities	3,629,891	3,186,268	239,377
Due to changes in average interest rates	4,367,511	4,615,436	(389,580)
Net change	7,997,402	7,801,704	(150,203)

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

     Bradesco  135

Form 20-F

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

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2012 and 2011:

Consolidated	R$ in thousands, except %
	As of December 31,
	2012	2011	% Change
	(Restated)	(Restated)
Average balance of interest‑earning assets
Financial assets held for trading	89,783,466	87,228,224	2.9%
Financial assets available for sale	66,875,502	33,529,432	99.5%
Investments held to maturity	3,657,763	4,510,835	(18.9)%
Assets pledged as collateral	94,667,517	75,623,917	25.2%
Loans and advances to banks	78,977,399	75,942,480	4.0%
Loans and advances to customers	262,228,228	234,519,052	11.8%
Compulsory deposits with the Central Bank	48,722,266	59,239,456	(17.8)%
Other interest‑earning assets	546,918	518,296	5.5%
Total	645,459,059	571,111,692	13.0%
Average interest rate earned	12.9%	14.4%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2012	2011	% Change	2012	2011	% Change
Average balance of interest–earning assets
Financial assets held for trading	58,372,486	64,641,840	(9.7)%	31,055,915	22,364,163	38.9%
Financial assets available for sale	32,788,082	7,809,477	319.8%	34,127,161	25,739,260	32.6%
Investments held to maturity	93,368	110,664	(15.6)%	3,564,395	4,400,171	(19.0)%
Assets pledged as collateral	94,667,517	75,623,917	25.2%	-	-	-
Loans and advances to banks	76,013,965	66,780,488	13.8%	48,154,198	48,323,150	(0.3)%
Loans and advances to customers	262,825,554	234,927,721	11.9%	-	-	-
Compulsory deposits with the Central Bank	48,722,266	59,239,456	(17.8)%	-	-	-
Other interest–earning assets	546,918	518,296	5.5%	-	-	-
Total	574,030,156	509,651,859	12.6%	116,901,669	100,826,744	15.9%
Average interest rate	13.1%	14.7%		9.5%	9.9%

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

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the floating of the real), in each case comparing 2012 and 2011:

136   Form 20-F – December 2013

Form 20-F

	R$ in thousands
	Consolidated (Restated)	Banking	Insurance, Pension Plans and Capitalization Bonds
	2012/2011
	Increase/(reduction)
Due to changes in average volume of interest‑earning assets	9,937,260	8,820,595	1,558,533
Due to changes in average interest rates	(9,057,502)	(8,483,920)	(428,196)
Net change	879,758	336,675	1,130,337

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

     Bradesco  137

Form 20-F

Interest and similar expense

The tables below show the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2012 and 2011, on a consolidated basis and by segment:

Consolidated	R$ in thousands, except %
	As of December 31,
	2012	2011	% Change
	(Restated)	(Restated)
Average balance of interest‑bearing liabilities
Interbank deposits	471,502	360,575	30.8%
Savings deposits	62,758,934	55,515,889	13.0%
Time deposits	117,960,891	122,478,193	(3.7)%
Funding in the open market	152,443,947	128,525,632	18.6%
Borrowings and onlendings	47,408,499	44,962,370	5.4%
Funds from securities issued	50,848,755	28,260,014	79.9%
Subordinated debt	32,278,136	25,335,543	27.4%
Insurance technical provisions and pension plans	107,519,858	89,762,154	19.8%
Total	571,690,522	495,200,370	15.4%
Average interest rate paid	6.9%	9.4%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2012	2011	% Change	2012	2011	% Change
Average balance of interest–bearing liabilities
Interbank deposits	471,574	360,621	30.8%	-	-	-
Savings deposits	62,758,934	55,515,889	13.0%	-	-	-
Time deposits	117,825,606	122,345,672	(3.7)%	-	-	-
Funding in the open market	197,363,060	167,698,196	17.7%	-	-	-
Borrowings and onlendings	47,408,499	44,962,370	5.4%	-	-	-
Funds from securities issued	50,848,755	28,260,014	79.9%	-	-	-
Subordinated debt	32,278,136	25,335,543	27.4%	-	-	-
Insurance technical provisions and pension plans	-	-	-	107,519,858	89,762,154	19.8%
Total	508,954,564	444,478,305	14.5%	107,519,858	89,762,154	19.8%
Average interest rate paid	7.1%	9.8%		7.4%	7.5%

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

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar expenses was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the fluctuations in the real/U.S. dollar rate), in each case, for 2012 as compared to 2011:

	R$ in thousands
	Consolidated (Restated)	Banking	Insurance, Pension Plans and Capitalization Bonds
	2012/2011
	Increase/(reduction)
Due to changes in average volume of interest‑bearing liabilities	6,307,369	5,634,326	1,319,156
Due to changes in average interest rates	(13,425,013)	(13,099,356)	(38,616)
Net change	(7,117,644)	(7,465,030)	1,280,540

Banking

Our interest and similar expenses decreased 17.1%, from R$43,577 million in 2011 to R$36,112 million in 2012. Primarily, this is due to the decrease in the average interest rate paid, from 9.0% in 2011 to 7.1% in 2012, which had the effect of reducing expenses by R$13,099 million, mainly due to a reduction of 3.2 b.p. in the average interbank interest rate, which decreased from 11.6% in 2011 to 8.4% in 2012. This decrease was partially offset by an increase of 14.5% in the average volume of interest-bearing liabilities, from R$444,478 million in 2011 to R$508,955 million in 2012, impacting interest and similar expense by R$5,634 million, particularly due to the increase of: (a) 79.9% in the average balance of funds from securities issued, from R$28,260 million in 2011 to R$50,849 million in 2012, which was mainly related to the increased volume of securities issued in the international market and financial notes in 2012; (b) 17.7% in the average balance of funding in the open market, from R$167,698 million in 2011 to R$197,363 million in 2012; and (c) 27.4% in the average balance of subordinated debt, from R$25,336 million in 2011 to R$32,278 million in 2012, this increase due to a larger number of issuances of subordinated financial notes in Brazil  and subordinated debt abroad. It is worth mentioning that in 2012 there was a 8.9% depreciation of the real against the U.S. dollar, impacting our funding abroad.

138   Form 20-F – December 2013

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

Net impairment losses on loans and advances to customers – consolidated

In view of conceptual differences between net impairment losses on loans and advances to customers under BR GAAP, as described in “Item 4.B. Business Overview – Regulation and Supervision – Banking Regulations - Treatment of loans and advances”, and IFRS, and also for a better understanding of information presented, we present below a reconciliation of those accounting practice differences, as well as the related analysis of the net impairment losses on loans and advances to customers under IFRS.

	R$ in thousands, except %
	2012	2011	% Change
Net Impairment losses on loans and advances
Banking - BR GAAP	(10,925,404)	(9,275,421)	17.8%
Accounting Practices Diference	(525,979)	1,036,063	-
Consolidated - IFRS (2012/2011 - Restated)	(11,451,383)	(8,239,358)	39.0%

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

As of December 31,	R$ in thousands, except %
	2012	2011	% Change
	(Restated)	(Restated)
Impairment of loans and advances at the beginning of the year	17,551,042	15,245,205	15.1%
Net impairment losses on loans and advances	11,451,383	8,239,358	39.0%
Loan recoveries	2,986,639	2,799,169	6.7%
Loan charge‑offs	(12,074,770)	(8,732,690)	38.3%
Impairment of loans and advances at the end of the year	19,914,294	17,551,042	13.5%
Ratio of net impairment losses on loans and advances to average loans and advances outstanding	4.4%	3.5%

The balance of our impairment of loans and advances to customers increased by 13.5% from R$17,551 million in 2011 to R$19,914 million in 2012. This increase was mainly due to an increase of 9.4% in  impaired loans and advances to customers, from R$26,299 million in 2011 to R$28,770 million in 2012, particularly in the following sectors  (i) vehicles, whose  allocated impairment went from R$2,459 million in 2011 to R$3,231 million in 2012, representing 1.2% of our interest-earning loans and advances to customers, whereas in 2011 it represented 1.0%; (ii) personal credit, whose  allocated impairment increased from R$1,262 million in 2011 to R$3,410 million in 2012, representing 1.2% of our interest-earning loans and advances to customers, whereas in 2011 it represented 0.5%; and (iii) working capital, whose  allocated impairment increased R$616 million, reaching a 0.8% share of interest-earning loans and advances to customers.

Loans and advances to customers neither due nor impaired increased by 9.7% from R$230,870 million in 2011 to R$253,317 million in 2012, of which 97.4% were rated "low risk.”

Calculations of impairment of loans and advances include: (i) an individual analysis of impaired loans and advances to customers; and (ii) an analysis of losses on loans and advances to customers collectively assessed for impairment, as follows:

As of December 31,	R$ in thousands
	2012	2011	% Change
	(Restated)	(Restated)
Impaired loans and advances to customers	1,122,674	554,291	102.5%
Losses on loans and advances to customers collectively assessed for impairment	18,791,620	16,996,751	10.6%
Total	19,914,294	17,551,042	13.5%

     Bradesco  139

Form 20-F

The increase of 39.0% in net impairment losses on loans and advances is related to: (i) the increase of 9.4% in impaired loans and advances to customers, mainly due to the slow recovery of the global economy; and (ii) the increased default level.

Loan recoveries and charge-offs were up by 6.7% and 38.3% respectively, against 2011. Rescheduled loans and advances increased by 11.4%, from R$8,658 million in 2011 to R$9,644 million in 2012.

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

Loans to individuals increased by 12.8% from R$100,190 million in 2011 to R$112,989 million in 2012, mainly due to the following products: (i) housing finance; (ii) credit card; and (iii) personal credit.

Loans and advances to corporate customers, increased by 8.2% from R$162,613 million in 2011 to R$175,946 million in 2012, mainly due to the following products: (i) housing finance – company plan; (ii) working capital; and (iii) import/export financing.

Non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2012 and 2011.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2012	2011	% Change
	(Restated)	(Restated)
Net fee and commission income	12,720,740	10,898,259	16.7%
Net gains/(losses) on financial assets and liabilities classified as held for trading	2,110,112	(608,271)	-
Net gains/(losses) on financial assets classified as available for sale	1,895,974	365,302	419.0%
Premiums retained from insurance and pension plans	40,176,745	34,315,543	17.1%
Equity in the earnings of associates	980,212	803,820	21.9%
Other non-interest income	8,512,597	12,119,285	(29.8)%
Total	66,396,380	57,893,938	14.7%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2012	2011	% Change	2012	2011	% Change
Net fee and commission income	13,885,450	11,989,868	15.8%	1,233,278	1,079,597	14.2%
Net gains/(losses) on financial assets and liabilities classified as held for trading	1,095,588	779,332	40.6%	(6,689)	(1,300)	-
Net gains/(losses) on financial assets classified as available for sale	(455,476)	(25,022)	-	2,418,373	213,520	-
Premiums retained from insurance and pension plans	-	-	-	40,176,745	34,315,543	17.1%
Equity in the earnings of associates	752,353	585,281	28.5%	108,302	100,103	8.2%
Other non-interest income	3,876,321	6,169,618	(37.2)%	4,969,783	4,022,961	23.5%
Total	19,154,236	19,499,077	(1.8)%	48,899,792	39,730,424	23.1%

Banking

Our non-interest income decreased by 1.8%, from R$19,499 million in 2011 to R$19,154 million in 2012. This decrease was mainly due to: (i) the 37.2% decrease in other non-interest income, from R$6,170 million in 2011 to R$3,876 million in 2012, primarily due to: (a) revenue from taxes to offset in the amount of R$2,912 million in 2011, partially offset by: (b) the proceeds from the sale of our investments in Serasa S.A

140   Form 20-F – December 2013

Form 20-F

in 2012, amounting to R$794 million; and (ii) the increase of R$430 million in net losses of financial assets available for sale, which rose from R$25 million as of December 31, 2011 to R$456 million on December 31, 2012, primarily due to the recognition of losses related to shares of public companies. These effects were partially offset by the increase of: (i) 15.8% in net fee and commission income, driven by an increase of: (a) 16.3% in revenue from credit cards, reflecting the increase of approximately 2 million credit card units compared to 2011, increasing revenue, which reached R$103,543 million in 2012, with an increase of 15.5% compared to 2011; (b) 16.4% in revenue related to checking accounts, primarily due to the expansion of our  customer base, which increased by 583,000 new checking accounts and expanding the portfolio of services to our customers; (c) 16.5% in revenues from consortium management, due to the increase of active quotas, which rose from 625,763 active quotas as of December 31, 2011 to 736,202 active quotas as of December 31, 2012; and (d) 26.3% in revenue from guarantees pledged, due to the increase of R$11,432 million, or 26.3%, in the balance of financial guarantees that we offer to our customers, and (ii) 40.6% in net gains from financial assets held for trading, which rose from R$779 million as of December 31, 2011 to R$1,096 million as of December 31, 2012, primarily due to the positive result obtained with fixed income securities.

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

Main differences between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main differences between our non-interest income by segment (according to accounting practices adopted in Brazil) and our consolidated non-interest income (according to “IFRS”) for the year ended December 31, 2012:

•      Net fee and commission income: The difference of R$2,314 million refers to: (i) the effective interest rate method in the amount of R$1,221 million; and (ii) eliminations amounting to R$1,329 million; partially offset by: (iii) adjustments of other operations in the amount of R$236 million.

•      Net gains (losses) on financial assets classified as held for trading: The adjustment in the amount of R$1,021 million was mainly due to: (i) the reversal of the hedge accounting in the amount of R$637 million; and (ii) the consolidation of exclusive funds in the amount of R$649 million; partially offset by: (iii) the effect of exchange-rate variation on our financial assets held for trading in the amount of R$270 million.

     Bradesco  141

Form 20-F

Non-interest expense

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expense for 2012 and 2011:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2012	2011	% Change
	(Restated)	(Restated)
Personnel expenses	(11,559,002)	(11,094,794)	4.2%
Administrative expenses	(11,803,989)	(11,380,270)	3.7%
Depreciation and amortization	(2,488,182)	(2,117,666)	17.5%
Changes in the insurance technical provisions and pension plans	(23,326,101)	(18,212,405)	28.1%
Retained claims	(13,123,833)	(11,168,612)	17.5%
Selling expenses for insurance and pension plans	(2,313,795)	(1,858,351)	24.5%
Net gains/(losses) of foreign currency transactions	(1,087,595)	2,625,816	-
Other non-interest expense	(17,186,775)	(17,225,377)	(0.2)%
Total	(82,889,272)	(70,431,659)	17.7%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2012	2011	% Change	2012	2011	% Change
Personnel expenses	(10,586,643)	(10,082,575)	5.0%	(1,017,702)	(950,749)	7.0%
Administrative expenses	(11,592,512)	(10,805,456)	7.3%	(932,226)	(1,051,456)	(11.3)%
Depreciation and amortization	(1,459,721)	(1,615,437)	(9.6)%	(114,214)	(77,828)	46.8%
Changes in the insurance technical provisions and pension plans	-	-	-	(23,326,101)	(18,212,405)	28.1%
Retained claims	-	-	-	(13,123,833)	(11,168,612)	17.5%
Selling expenses for insurance and pension plans	-	-	-	(2,314,815)	(1,859,208)	24.5%
Net gains/(losses) of foreign currency transactions	(1,589,833)	1,043,896	-	-	-	-
Other non-interest expense	(14,226,902)	(11,102,767)	28.1%	(5,345,229)	(4,504,589)	18.7%
Total	(39,455,611)	(32,562,339)	21.2%	(46,174,120)	(37,824,847)	22.1%

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

Insurance, pension plans and capitalization bonds

Our non-interest expense increased by 22.1%, from R$37,825 million in 2011 to R$46,174 million in 2012. This increase was mainly due to: (i) a 28.1% increase in our changes in the insurance technical provisions and pension plans, from R$18,212 million in 2011 to R$23,326 million in 2012 principally due to: (a) a 19.8% increase in the average volume of insurance technical provisions and pension plans, due to a higher business volume, and (b) the recognition of an additional technical provision as a result of the adoption of lower actual interest rate in its respective calculation; and (ii) 17.5% in our retained claims, from R$11,169 million in 2011 to R$13,124 million in 2012.

142   Form 20-F – December 2013

Form 20-F

Main differences between balances by segment and consolidated balances:

In addition to the above explanations, we highlight below the main differences between our non-interest expenses by segment (according to accounting practices adopted in Brazil) and our consolidated non-interest expenses (according to “IFRS”) for the year ended December 31, 2012:

•      Net gains/(losses) in foreign currency transactions: The R$638 million adjustment basically refers to exchange rate adjustments of our foreign operations and investments.

•      Depreciation and amortization: The R$964 million difference was mainly due to the recognition of expenses related to amortization of goodwill and intangible assets arising from other non-interest expenses, according to Central Bank accounting practices. The highlight was the full amortization of goodwill from BERJ, in the amount of R$1,156 million.

Income and social contribution taxes

Income tax in Brazil consists of federal income taxes and the social contribution tax on adjusted income. See "Item 5.A. Operating Results-Overview-Taxes." The combined rate of these two taxes was 34.0% up to April 2008. As of May 2008, the combined rate increased to 40.0%, due to the raise of social contribution taxes on adjusted net income rate, from 9.0% to 15.0%. Our income tax expenses are composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our statement of income, as required by Brazilian tax regulations but do not compose our taxable basis, as foreign exchange variation gains and losses, which are neither taxable income nor deductible expenses, respectively. In addition, certain other amounts of taxable income and deductible expenses of our taxable basis do not affect our statement of income.

Income and social contribution tax expenses increased from R$3,522 million in 2011 to R$4,090 million in 2012. This variation was primarily due to: (i) the increase in gross income, which rose from R$14,611 million in 2011 to R$15,445 million in 2012; and (ii) increased tax benefit obtained on distribution of interest on equity, which rose from R$1,174 million in 2011 to R$1,305 million in 2012. For more information on Income and social contribution taxes, see Note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

The effective rate of taxation as a percentage of our income before income and social contribution taxes, varied from an expense of 24.1% in 2011 to an expense of 26.5% in 2012.

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

We monitor our asset and liability position in accordance with Central Bank requirements and guidelines. Our management's Treasury Committee meets on a weekly basis to:

•      present and discuss our transactions conducted during the previous week;

     Bradesco  143

Form 20-F

•      present exposure for each item of our portfolio, to factors such as fixed rates, variable rates, foreign currency and exchange rates;

•      set exposure limits based on our evaluation of the risks presented by our currency, term and rate gap positions and current market volatility levels;

•      determine asset allocation and funding policies; and

•      make decisions on the maturity term structure of our assets and liabilities.

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

The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing, as well as non-interest-bearing) for the periods indicated measured using month-end balances:

R$ in thousands, except %	2013			2012			2011
				(Restated)			(Restated)
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
Interest‑bearing liabilities
Interbank deposits	671,404	0.1%	9.4%	471,502	0.1%	10.3%	360,575	0.1%	12.9%
Savings deposits	73,307,137	9.8%	5.6%	62,758,934	9.1%	5.8%	55,515,889	9.3%	6.8%
Time deposits	99,565,994	13.3%	5.9%	117,960,891	17.2%	6.4%	122,478,193	20.4%	9.2%
Funding in the open market	182,981,063	24.4%	9.1%	152,443,947	22.2%	7.7%	128,525,632	21.4%	10.9%
Borrowings and onlendings	49,273,352	6.6%	3.9%	47,408,499	6.9%	5.0%	44,962,370	7.5%	12.8%
Funds from securities issued	52,476,783	7.0%	6.9%	50,848,755	7.4%	6.8%	28,260,014	4.7%	8.8%
Subordinated debt	35,560,706	4.7%	8.8%	32,278,136	4.7%	8.9%	25,335,543	4.2%	11.0%
Insurance technical provisions and pension plans	125,179,124	16.7%	4.8%	107,519,858	15.7%	7.4%	89,762,154	15.0%	7.5%
Total interest‑bearing liabilities	619,015,563	82.4%	6.7%	571,690,522	83.3%	6.9%	495,200,370	82.6%	9.4%
Non‑interest‑bearing liabilities
Demand deposits	36,876,193	4.9%	-	33,138,109	4.8%	-	32,539,861	5.4%	-
Other non‑interest‑bearing liabilities	95,039,096	12.7%	-	81,203,950	11.8%	-	71,805,915	12.0%	-
Total non‑interest‑bearing liabilities	131,915,289	17.6%		114,342,059	16.7%		104,345,776	17.4%
Total liabilities	750,930,852	100.0%	5.5%	686,032,581	100.0%	7.8%	599,546,146	100.0%	6.3%

144   Form 20-F – December 2013

Form 20-F

Deposits are our most important source of funding, accounting for 28.0% of average total liabilities in 2013, 31.2% in 2012 and 35.2% in 2011. Our deposits balance over these years progressed in the following manner:

• In 2012, the average balance of our deposits increased by 1.6% against 2011 primarily due to growth of 13.0% in the average balance of our savings deposits, which was partially offset by a 3.7% drop in the average balance of our time deposits; and

• In 2013, the average balance of our deposits decreased by 1.8% against 2012 primarily due to a 15.6% drop in the average balance of our time deposits, which was partially offset by an increase of 16.8% in the average balance of our savings deposits.

Funding in the open market, borrowings and onlendings and funds from securities issued are the main sources of funding, accounting for 37.9% of total average liabilities in 2013, compared to 36.5% in 2012 and 33.7% in 2011. When comparing 2012 and 2011, there was a 24.3% increase in these funding sources, particularly a 79.9% increase in funds from securities issued, mainly due to bonds abroad, and financial notes in Brazil we issued in the period.

The following table shows our sources of funding and liquidity as of December 31, 2013:

December 31, 2013	R$ in thousands	% of total
Interbank deposits	963,855	0.1%
Savings deposits	80,717,805	10.5%
Time deposits	95,866,825	12.5%
Funding in the open market	185,055,358	24.2%
Borrowings and onlendings	56,094,850	7.3%
Funds from securities issued	57,883,068	7.6%
Subordinated debt	35,885,003	4.7%
Insurance technical provisions and pension plans	130,329,023	17.0%
Total interest-bearing liabilities	642,795,787	83.9%
Demand deposits	40,619,737	5.3%
Other non‑interest‑bearing liabilities	82,783,164	10.8%
Total non‑interest‑bearing liabilities	123,402,901	16.1%
Total liabilities	766,198,688	100.0%

Deposits

Deposits accounted for approximately 28.5% of total liabilities as of December 31, 2013. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the average balances of our savings deposits from 2012 to 2013 was mainly due to the larger volume of funding, which was partially influenced by changes in savings account rules and by a drop in average balances of our time deposits, which is in turn, mainly due to new investment opportunities. For additional information regarding our deposits, see "Item 4.B. Business Overview-Selected Statistical Information-Maturity of deposits."

Funding in the open market

Funding in the open market consist mainly of funds we obtained from banks in the market by selling securities with agreements to repurchase. On December 31, 2012, we had funding in the open market in the amount of R$175,646 million, a R$25,645 million increase compared to December 31, 2011. On December 31, 2013, we had funding in the open market in the amount of R$185,055 million, an increase of R$9,409 million compared to December 31, 2012. Growth shown for these periods reflects the increases in our business volume.

     Bradesco  145

Form 20-F

Borrowings

Borrowings consist primarily of funding from lines obtained from banking correspondents for import and export financings, as well as issuances of short-term debt securities. Our access to this source of resources has been continuous, and funding occurs with rates and terms according to market conditions.

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

On December 31, 2012, we had borrowings amounting to R$8,111 million, a reduction of R$9,146 million in relation to December 31, 2011. Our borrowings decreased due to the settlement of transactions, which were partially offset by the depreciation of 8.9% of the Brazilian real  against the US dollar.

On December 31, 2013, we had borrowings amounting to R$15,231 million, an increase of R$7,120 million in relation to December 31, 2012. Our borrowings increased due to a higher volume of transactions and the depreciation of 14.6% of the Brazilian real  against the US dollar.

For additional information on our borrowings, see "Item 4.B. Business Overview-Selected Statistical Information."

Onlendings

Onlendings consist primarily of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

On December 31, 2012, the amount of our onlending totaled R$36,075 million and reflected an increase of R$86 million compared to December 31, 2011. The increase in our onlendings was mainly due to an increase of R$667 million in our funding for FINAME onlendings in Brazil partially offset by the balance of funding related to BNDES operations, in the amount of R$660 million.

On December 31, 2013, the amount of our onlending totaled R$40,864 million and reflected an increase of R$4,789 million compared to December 31, 2012. The increase in our onlendings was mainly due to an increase of R$4,896 million in our funding for FINAME onlendings in Brazil partially offset by the balance of funding related to BNDES operations, in the amount of R$125 million.

Funds from securities issued

Funds from securities issued mainly consisted of real estate credit notes, Euronotes and issues of securities in other countries.

On December 31, 2012, our funds from securities issued totaled R$51,552 million reflecting an increase of R$9,921 million from December 31, 2011. The increase in our funds from securities issued was mainly due to: (i) a R$5,844 million increase in our funding through the issue of bonds abroad; (ii) R$2,086 million in funds from issue of real estate credit notes; and (iii) R$1,101 million in financial notes.

On December 31, 2013, our funds from securities issued totaled R$57,883 million reflecting an increase of R$6,331 million from December 31, 2012. The increase in our funds from securities issued was mainly due to increases: (i) of R$6,979 million in funds from issue of financial notes; (ii) of R$1,766 million in real estate credit notes; partially offset by (iii) a lower volume of operations abroad, in the amount of R$2,677 million.

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

146   Form 20-F – December 2013

Form 20-F

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

The balance of our compulsory deposits increased 15.5%, from R$47,952 million as of December 31, 2012 to R$55,381 million as of December 31, 2013, mainly due to an increase of our average volume of savings deposits.

Sources of additional liquidity

In certain limited circumstances, we may obtain emergency funds from the Central Bank through a transaction referred to as "redesconto." A redesconto is a loan from the Central Bank to a financial institution, which is guaranteed by Brazilian government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading assets limits the amount of the redesconto transaction. We have never obtained funds from the Central Bank through "redesconto"  transactions for liquidity purposes. As of December 31, 2013, we had R$46,847 million available in Brazilian government securities as financial assets held for trading that could be used for this purpose.

Cash flow

In 2013, 2012 and 2011, our cash flow was basically affected by our business strategy and alterations in the Brazilian economic environment. The following table shows the principal variations in cash outflows during the periods indicated:

For the year ended December 31,	R$ in thousands
	2013	2012	2011
		(Restated)	(Restated)
Net cash provided by (used in) operating activities	99,832,509	51,474,601	(37,238,577)
Net cash provided by (used in) investing activities	(23,186,678)	(44,750,648)	16,860,648
Net cash provided by (used in) financing activities	(6,375,062)	3,850,139	20,965,444
Net increase (decrease) in cash and cash equivalents	70,270,769	10,574,092	587,515

2013

In 2013, we had a net increase of R$70,271 million in cash and cash equivalents due to net cash from operating activities, in the amount of R$99,833 million. This increase was caused by net cash being used for our investing activities, in the amount of R$23,187 million and in our financing activities, in the amount of R$6,375 million.

In 2013, cash from our operating activities resulted primarily from: (i) decrease in loans and advances to banks in the amount of R$87,999 million; (ii) net increase in funds from financial institutions and customers in the amount of R$57,119 million; and (iii) receipt/payment of interest, in the net amount of R$22,468 million. These events were partially offset by an increase in loans and advances in the amount of R$95,688 million.

The cash used in our investing activities resulted basically from: (i) the disposal and acquisition of financial assets available for sale, in the net amount of R$26,434 million; and (ii) the acquisition of property, equipment and intangible assets in the amount of R$3,696 million. The aforementioned events were partially offset by interest received in the amount of R$4,720 million.

The cash used in our financing activities basically resulted from (i) the payment of funds from securities issued in the amount of R$38,525 million; (ii) payments of interest on equity and dividends in the amount of R$ 4,363 million; (iii) interest paid, in the amount of R$5,923 million and (iv) the payment of subordinated debt, in the amount of R$1,762 million. The aforementioned events were partially offset by the cash generated by funds from securities issued in the amount of R$43,567 million.

     Bradesco  147

Form 20-F

2012

In 2012, we had a net increase of R$10,574 million in cash and cash equivalents due to net cash from: (i) operating activities, in the amount of R$51,474 million; and (ii) financing activities, in the amount of R$3,850 million. These increases in our net cash were impacted by net cash being used for our investing activities, in the amount of R$44,751 million.

In 2012, cash from our operating activities resulted primarily from: (i) decrease in compulsory deposits in the Central Bank, in the amount of R$23,203 million; (ii) interest received in the amount of R$66,905 million; (iii) net increase in funds from financial institutions and customers, in the amount of R$37,598 million; and (iv) decrease in financial assets held for trading, in the amount of R$23,176 million. The aforementioned events were basically impacted by the growth in loans and advances to customers and banks, in the amount of R$132,388 million.

The cash generated by our financing activities basically resulted from an increase of: (i) R$24,448 million in funds from securities issued; and (ii) R$12,998 million from issue of subordinated debt. These events were partially offset by: (i) the payment of funds from securities issued in the amount of R$19,956 million; (ii) the payment of subordinated debt, in the amount of R$4,494 million; (iii) interest paid in the amount of R$5,261 million; and (iv) payments of interest on equity and dividends, in the amount of R$3,839 million.

2011

In 2011, we had a net increase of R$588 million in cash and cash equivalents due to net cash from: (i) investing activities, in the amount of R$16,861 million; and (ii) financing activities, in the amount of R$20,965 million. These increases in our net cash were impacted by net cash being used for our operating activities, in the amount of R$37,239 million.

In 2011, cash from our investing activities resulted primarily from: (i) proceeds from sales of financial assets available for sale, net of acquisitions, in the amount of R$13,737 million; and (ii) interest received in the amount of R$7,190 million. The aforementioned events were partially offset by acquisitions of property and equipment and intangible assets amounting to R$4,876 million.

The cash generated by our financing activities basically resulted from an increase of: (i) R$22,532 million in funds from securities issued; and (ii) R$2,963 million subordinated debt, net of payments. These events were partially offset by payments of interest on equity and dividends, in the amount of R$3,568 million.

Capital compliance - Basel III

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

148   Form 20-F – December 2013

Form 20-F

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

Brazil has been a member of the Basel Committee on Banking Supervision since late 2009 and has adopted Basel III proposals. The Central Bank issued Notice No. 20,615/11 on preliminary guidelines and schedules for implementing recommendations on capital structure and liquidity requirements. According to this communication, the regulator intended to bring forward the implementation of several measures.

Under the Central Bank's preliminary rules, Brazil would follow the international schedule for gradually adopting capital requirements and definitions over the coming years. The schedule that was originally proposed by the Central Bank began on January 1, 2013. However, this was postponed to March 1, 2013 and its final application remained on January 1, 2019.

Provisional Measure No. 608/13 enacted in February, 2013, sets forth the regulatory measures that Brazil has been adopting to adhere to the recommendations of Basel III. This rule changes the provision for capital to be recognized by financial institutions, addressing presumed credit and credit securities and instruments issued by financial institutions to comprise their regulatory capital. Accordingly, Provisional Measure No. 608/13 and the resolutions enacted in March 2013 by the Central Bank reinforce the mechanism to prevent risk in the financial system, by establishing conditions to increase the capacity to absorb losses and economic crises.

In March 2013 the Central Bank published four (4) Resolutions and fifteen (15) Circulars, by way of which it implemented the recommendations from the Basel Committee on Banking Supervision. In line with international recommendations and current practice, the minimum capital level was determined as a percentage of risk-weighted assets.

In accordance with the rules set forth by the Central Bank Resolution No. 4,192/13, the Regulatory capital of a financial institution consists of Tier I Capital plus Tier II Capital and is used when setting is operating limits.

Tier I Capital is aimed at helping the bank remain solvent, that is, remain a going concern. Tier II Capital is contingent capital, subject to conversion into equity in case of insolvency. When Basel III rules came into effect, Tier I Capital was broken down into 2 categories: Principal Capital, comprising mainly by shares and reserves; and Additional Capital, comprising mainly instruments that are analogous to hybrid capital and debt instruments.

CMN Regulations that introduced Basel III rules in Brazil are stricter and more comprehensive when defining instruments eligible for inclusion in each capital category and set forth the deductions of some items, from Principal Capital, Additional Capital and Tier II Capital.

Following the recommendations of Basel III, the CMN Resolution Nº. 4,193/13 introduced a conservation capital buffer, called Additional Common Equity Tier 1 by the aforementioned ruling, which must be set up from January to December 2016, by when it should have the lower limit of 0.625% and the upper limit of 1.25% of risk-weighted assets.

By the end of the transitional period in 2019, additional Principal Capital will have to be 2.5% to 5% of risk-weighted assets, with the amount to be determined by the Central Bank depending on economic conditions. In normal market conditions, financial institutions must hold excess capital in relation to the minimum requirements in an amount greater than additional Principal Capital, as defined. Failure to comply with additional Principal Capital rules will lead to restrictions affecting distribution of dividends, bonuses, earnings, profit sharing and incentive compensation geared to the performance of institutions’ managements.

     Bradesco  149

Form 20-F

Under the current rule, Brazilian financial institutions, ourselves included, must hold a capital base (Regulatory capital) of 11.0% or more of total RWA (Basel ratio) calculated using specific criteria determined by the Central Bank. The calculation of the Regulatory capital is subject to various deductions, including weighting factors that vary according to the nature of the asset. On December 31, 2013, our Basel ratio was 16.6%% of total RWA, which is higher than the 11.0% level required by the Central Bank.

The following table shows our capital positions as a percentage of total risk-weighted assets.

As of December 31,	In %
	Basel III (1) Financial Consolidated	Basel II Economic-Financial Consolidated
	2013	2012	2011
Tier I Capital	12.3%	11.0%	12.4%
Common Equity	12.3%	-	-
Additional Capital	-	-	-
Tier II Capital	4.3%	5.1%	2.7%
Total Ratio	16.6%	16.1%	15.1%

(1) As of October 2013, capital is calculated based on CMN Resolution 4192/13, which establishes that the calculation is based on the Financial Consolidated until December 2014 and on the Prudential Consolidated as of January 2015.

The implementation of the new capital structure in Brazil began in October 2013. CMN Resolution No. 4,192/13, which replaces CMN Resolution No. 3,444/07, provides for a new methodology to calculate Regulatory Capital. Given that this methodology requires the introduction of new adjustments, we adapted the numbers shown above demonstrating the transition from Basel II to Basel III. The ratios disclosed for 2012 and 2011 have been maintained but are not directly comparable due to the change in criteria under new resolution.

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

150   Form 20-F – December 2013

Form 20-F

•      liquidity requirements, including minimum regulatory banking reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds.

We monitor our maturity mismatches and positions and manage them within established limits. Our Treasury Committee reviews our positions at least weekly and changes our positions as market outlooks change.

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2013 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

December 31, 2013	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	Over 5 years	Indefinite	Total
Interest‑earning assets
Financial assets held for trading	20,458,667	5,928,339	16,191,839	29,893,986	10,125,501	8,426,679	91,025,011
Financial assets available for sale	7,992,859	948,135	1,112,736	15,854,096	36,050,088	590,919	62,548,833
Investments held to maturity	-	-	-	2,948,181	20,120,845	-	23,069,026
Assets pledged as collateral	37,861,027	7,734,003	2,351,252	45,168,535	24,625,408	-	117,740,225
Loans and advances to banks	61,160,937	3,904,620	7,069,189	6,584,167	810	-	78,719,723
Loans and advances to customers (1)	33,932,788	66,510,730	45,221,469	94,430,301	47,338,687	22,895,080	310,329,055
Central Bank compulsory deposits	47,824,386	-	-	-	-	-	47,824,386
Other assets	-	-	-	-	586,932	-	586,932
Total interest‑earning assets	209,230,664	85,025,827	71,946,485	194,879,266	138,848,271	31,912,678	731,843,191
Interest‑bearing liabilities
Deposits from banks (2)	124,396,872	51,041,184	20,247,946	41,895,414	4,532,647	-	242,114,063
Savings deposits (3)	80,717,805	-	-	-	-	-	80,717,805
Time deposits	13,217,623	18,130,186	12,948,037	51,365,672	205,307	-	95,866,825
Funds from securities issued	2,856,196	9,345,039	8,647,031	35,840,053	1,194,749	-	57,883,068
Subordinated debt	159,428	770	2,421,701	21,016,930	12,286,174	-	35,885,003
Insurance technical provisions and pension plans (3)	103,870,571	2,295,904	674,971	23,487,577	-	-	130,329,023
Total interest‑bearing liabilities	325,218,495	80,813,083	44,939,686	173,605,646	18,218,877	-	642,795,787
Asset/liability gap	(115,987,831)	4,212,744	27,006,799	21,273,620	120,629,394	31,912,678	89,047,404
Cumulative gap	(115,987,831)	(111,775,087)	(84,768,288)	(63,494,668)	57,134,726	89,047,404	-
Ratio of cumulative gap to cumulative total interest‑earning assets	(15.8)%	(15.3)%	(11.6)%	(8.7)%	7.8%	12.2%
(1) For indefinite operations, it refers to credit card operations;
(2) including: funding in the open market, borrowings, onlendings and interbank deposits; and
(3) Savings deposits and insurance technical provisions and pension plans are classified as up to 30 days, without considering average historical urnover.

Exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. As  of December 31, 2013  our net foreign currency liability exposure, considering off-balance-sheet derivative financial instruments, was R$24,199 million, or 33.6% of equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivative financial instruments.

Our foreign currency position arises mainly through our purchases and sales of foreign currencies (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum outstanding long and short foreign currency positions.

     Bradesco  151

Form 20-F

As of December 31, 2013, the composition of our assets, liabilities and equity by currency and term was as set out in the table below. Our foreign currency assets are largely denominated in reais  but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

December 31, 2013	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	64,399,913	3,050,450	67,450,363	4.5%
Financial assets held for trading
Less than one year	43,508,226	822,176	44,330,402	1.9%
From one to five years	30,456,003	363	30,456,366	0.0%
More than five years	10,325,148	246	10,325,394	0.0%
Indefinite	10,980,361	-	10,980,361	-
Financial assets available for sale
Less than one year	9,382,661	671,069	10,053,730	6.7%
From one to five years	14,830,768	1,023,328	15,854,096	6.5%
More than five years	30,341,864	5,708,224	36,050,088	15.8%
Indefinite	5,880,497	-	5,880,497	-
Investments held to maturity
Less than one year	-	-	-	-
From one to five years	2,902,508	45,673	2,948,181	1.5%
More than five years	20,120,845	-	20,120,845	-
Assets pledged as collateral	115,343,196	2,397,029	117,740,225	2.0%
Loans and advances to banks	75,136,890	3,582,833	78,719,723	4.6%
Loans and advances to customers
Less than one year	149,361,553	17,322,089	166,683,642	10.4%
From one to five years	107,324,538	12,945,683	120,270,221	10.8%
More than five years	14,398,095	2,769,376	17,167,471	16.1%
Non-current assets available for sale	832,546	-	832,546	-
Investments in associated companies and joint ventures	3,392,847	-	3,392,847	-
Property and equipment	4,487,397	14,570	4,501,967	0.3%
Intangible assets and goodwill	8,192,262	28,477	8,220,739	0.3%
Taxes to be offset	5,261,777	31,339	5,293,116	0.6%
Deferred income tax assets	25,555,022	106,057	25,661,079	0.4%
Other assets
Less than one year	15,041,378	8,754,271	23,795,649	36.8%
From one to five years	10,504,913	34,356	10,539,269	0.3%
More than five years	897,059	135,738	1,032,797	13.1%
Total	778,858,267	59,443,347	838,301,614	7.1%
Percentage of total assets	92.9%	7.1%	100.0%

152   Form 20-F – December 2013

Form 20-F

December 31, 2013	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Equity
Deposits from banks (1)
Less than one year	180,526,478	16,145,834	196,672,312	8.2%
From one to five years	40,239,324	1,656,090	41,895,414	4.0%
More than five years	4,121,323	411,324	4,532,647	9.1%
Deposits from customers
Less than one year	141,316,571	23,330,507	164,647,078	14.2%
From one to five years	50,035,834	1,329,838	51,365,672	2.6%
More than five years	95	205,212	205,307	100.0%
Financial liabilities held for trading
Less than one year	772,242	327,508	1,099,750	29.8%
From one to five years	463,679	19,216	482,895	4.0%
More than five years	243,737	-	243,737	-
Funds from securities issued
Less than one year	16,699,332	4,148,934	20,848,266	19.9%
From one to five years	28,668,919	7,171,134	35,840,053	20.0%
More than five years	1,039,970	154,779	1,194,749	13.0%
Subordinated debt
Less than one year	1,696,950	884,949	2,581,899	34.3%
From one to five years	21,016,930	-	21,016,930	-
More than five years	4,219,485	8,066,689	12,286,174	65.7%
Insurance technical provisions and pension plans	130,327,948	1,075	130,329,023	0.0%
Other provisions	13,745,478	7,099	13,752,577	0.1%
Current income tax liabilities	3,052,282	30,694	3,082,976	1.0%
Deferred income tax liabilities	777,030	22,794	799,824	2.8%
Other liabilities (2)
Less than one year	54,136,175	7,730,611	61,866,786	12.5%
From one to five years	1,089,069	65,513	1,154,582	5.7%
More than five years	93,991	206,046	300,037	68.7%
Equity	72,102,926	-	72,102,926	-
Total	766,385,768	71,915,846	838,301,614	8.6%
Percentage of total liabilities and equity	91.4%	8.6%	100.0%
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

     Bradesco  153

Form 20-F

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 20(c) to our consolidated financial statements in "Item 18. Financial Statements." As of December 31, 2013, the composition of notional reference and/or contracted values and fair values of trading derivatives held by us is presented below:

December 31, 2013	R$ in thousands
	Reference amounts
	R$	Foreign currency	Total
Derivatives
Interest rate futures contracts
Purchases	83,661,033	-	83,661,033
Sales	188,121,164	-	188,121,164
Foreign currency futures contracts
Purchases	-	24,688,862	24,688,862
Sales	-	37,322,798	37,322,798
Futures contracts - other
Purchases	83,149	-	83,149
Sales	115,569	-	115,569
Interest rate option contracts
Purchases	180,586,642	-	180,586,642
Sales	204,049,725	-	204,049,725
Foreign currency option contracts
Purchases	-	1,211,870	1,211,870
Sales	-	2,902,599	2,902,599
Option contracts - other
Purchases	436,698	-	436,698
Sales	1,567,633	-	1,567,633
Foreign currency forward contracts
Purchases	-	9,185,195	9,185,195
Sales	-	8,192,634	8,192,634
Forward contracts - other
Purchases	216,420	-	216,420
Sales	221,819	-	221,819
Swap contracts
Asset position
Interest rate swaps	37,923,123	-	37,923,123
Currency swaps	-	25,131,705	25,131,705
Liability position
Interest rate swaps	36,946,126	-	36,946,126
Currency swaps	-	25,412,799	25,412,799

154   Form 20-F – December 2013

Form 20-F

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

The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

	R$ in thousands
	2013	2012	2011
		(Restated)	(Restated)
Infrastructure
Land and buildings	65,708	81,392	88,148
Installations, properties and equipment for use	430,477	554,157	937,026
Security and communications systems	12,134	12,512	14,759
Transportation systems	4,421	2,146	14,232
SubTotal	512,740	650,207	1,054,165
Information Technology
Data processing systems	1,803,014	1,543,801	1,260,105
Financial leasing of data processing systems	615,791	418,108	448,497
SubTotal	2,418,805	1,961,909	1,708,602
Total	2,931,545	2,612,116	2,762,767

During 2013, we made R$2,931 million investments in capital expenditures, R$513 million of which were related to the acquisition of assets and R$2,418 million to telecommunications services and data processing expenses.

We believe that capital expenditures in 2014 through 2016 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2014 through 2016 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

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

5.E. Off-balance sheet arrangements

See "Item 5.A. Operating Results-Critical accounting policies-off-balance sheet financial guarantees."

     Bradesco  155

Form 20-F

5.F. Tabular Disclosure of Contractual Obligations

See "Item 5.A. Operating Results-Critical accounting policies-Commitments and contingencies."

5.G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Board of Directors and Board of Executive Officers

We are managed by our Conselho de Administração, or the Board of Directors, and the Board of Executive Officers. The Board of Directors establishes our corporate strategy and policies and supervises and monitors the Board of Executive Officers. In turn, the Board of Executive Officers implements the strategy and policies set by the Board of Directors and is responsible for our day-to-day management.

Our Board of Executive Officers currently comprises (i) the Diretoria Executiva and (ii) our Officers, Department Officers and Regional Officers. The Diretoria Executiva consists of one Chief Executive Officer, eight Vice-Presidents, seven Managing Officers and four Deputy Officers.

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

As specified in Section 3(a)(58) of the Securities Exchange Act of 1934, our Board of Directors acts as our Audit Committee for purposes of approving the engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

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

Pursuant to Brazilian law, all members of our Board of Directors and Board of Executive Officers are subject to approval by the Central Bank.

The following are biographies of the current members of our Board of Directors and Diretoria Executiva.

Members of the Board of Directors:

Lázaro de Mello Brandão, Chairman:  Born on June 15, 1926. Graduated in Business Administration and Economics. In September 1942, Mr. Brandão was hired as a bookkeeper by Casa Bancária Almeida & Cia., the financial institution that became Banco Brasileiro de Descontos S.A. on March 10, 1943, and later became Banco Bradesco S.A. He has held a variety of positions during his banking career. In January 1963, he was elected as an Officer, and in September 1977, he was elected Vice-President. In January 1981, he assumed the position of CEO, succeeding Mr. Amador Aguiar, the founder of Bradesco. Since February 1990, he has served as the Chairman of our Board of Directors. In March 1999, he decided to step down as CEO, but has remained the Chairman of our Board of Directors. He also holds a variety of positions within Bradesco, such as Chairman of the Board of Trustees and CEO of Fundação Bradesco; and Chairman of the Board of Directors and CEO of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition, he is the Chairman of the Board of Directors of Bradespar S.A. He has also served as CEO of the Banking Associations of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima, as Vice-President of the National Federation of Banks, known as "FENABAN," as a Member of the Board of the Federation of Brazilian Banking Associations, known as "FEBRABAN" and as Chairman of the Board of Directors of FGC and CIBRASEC - Companhia Brasileira de Securitização and a member of the Consulting Committee of VBC Participações S.A. and a Member of the Board of Directors of Banco do Espírito Santo, S.A., located in Lisbon, Portugal.

156   Form 20-F – December 2013

Form 20-F

Luiz Carlos Trabuco Cappi, Vice-Chairman:  Born on October 6, 1951. Graduated from Faculdade de Filosofia, Ciências e Letras de São Paulo, with a graduate degree in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo. He began his career at Bradesco in April 1969 and has held a variety of positions within the banking sector, being elected as Officer in 1984. On March 10, 2009 he became Chief Executive Officer. He is also Chief Executive Officer of the other Bradesco Group companies. In addition to these activities, he is Chairman of the Board of Directors of Odontoprev S.A., President of the Council of Representatives and Executive Board of the National Confederation of Financial Institutions (CNF), Vice-Chairman of the Board of Directors of Elo Participações S.A. and Member of the Deliberative Council of FEBRABAN. He was the Chief Executive Officer of Bradesco Vida e Previdência and of Grupo Segurador. He was also Chief Executive Officer of the Marketing and Funding Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança (ABECIP), of ANAPP - Associação Nacional da Previdência Privada, of the Federação Nacional de Saúde Suplementar - FENASAÚDE, Vice-Chairman of the Board of Representatives of the Confederação Nacional das Instituições Financeiras - CNF, Member of the Deliberative Council of ABRASCA, Member of the Board of Directors of Banco Espírito Santo, S.A., headquartered in Lisbon, Portugal, Member of the Board of Directors of ArcelorMittal Brasil (former Companhia Siderúrgica Belgo-Mineira), Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização - CNSeg and Full Member of the Association Internationale pour I’Etude de I’Economie de I’Assurance - Association de Genève, Geneva, Switzerland, and Member of the Honorable Council of ANSP - Academia Nacional de Seguros e Previdência.

Antônio Bornia, Director:  Born on November 22, 1935. High school graduate. Mr. Bornia started his career at Banco Bradesco S.A. in May 1952. Since then, he has held a variety of positions within Bradesco. In September 1975, he became a Deputy Officer; in April 1979, he was appointed to an Executive Officer position; in June 1981, he became Vice-President; in March 1999 he became the Vice-Chairman of our Board of Directors, position he held until March 2014. He is Chairman of the Board of Directors of Bradesco Securities, Inc. (USA), Bradesco Securities UK Limited, Bradesco Securities Hong Kong Limited and Banco Bradesco Europa S.A.; Vice-Chairman of Bradesco Leasing S.A. - Arrendamento Mercantil, BSP Empreendimentos Imobiliários S.A. and BSP Park Estacionamentos e Participações S.A.; Vice-President of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social; Manager of Bradport-S.G.P.S. Sociedade Unipessoal, Lda.; Vice-Chairman of the Board of Trustees and Vice-President of Fundação Bradesco; Vice-Chairman of the Board of Directors and Vice-President of FIMADEN; and Vice-Chairman and Vice-President of BBD Participações S.A.  He is also the Chairman of the Board of the ABEL, and he previously held the position of Chief Executive Officer; Vice-Chairman of the Board of Directors of Bradespar S.A.; and Member of the Brazilian Sector of the Brazil-United States Business Council. He was Vice-Chairman of the Board of Directors of  Banco BERJ S.A., Member of the Board of Directors of Banco Espírito Santo, S.A., headquartered in Lisboa, Portugal; from April 2010 to March 2012; he has also served as an Alternate Member of the Board of Resources of the National Financial System, an agency related to the Treasury Ministry, as representative of the ABEL from July 1989 until July 1991 and from February 2000 to February 2002. He was also the Chairman of the Board of Directors of the FGC from January 2002 to January 2005, and Vice-Chairman of the Executive Board of the Latin American Leasing Federation - Felalease from August 2003 to October 2005; CEO of the National Union of Leasing Companies, from September 1988 to April 2006; Vice-President and Vice-Chairman of the Board of Representatives of the National Confederation of the Financial System-CONSIF, from January 2004 to May 2007; and in CNF-National Confederation of the Financial Institutions, he held the positions of Chairman, Vice-Chairman and Member of Board of Representatives and Vice-President, from September 1988 to March 2007.

     Bradesco  157

Form 20-F

Mário da Silveira Teixeira Júnior, Director:  Born on March 4, 1946. Mr. Teixeira received a degree in Civil Engineering and Business Administration from Mackenzie Presbyterian University. In July 1971, Mr. Teixeira joined Bradesco S.A Corretora de Títulos e Valores Mobiliários, having served as an Officer from March 1983 until January 1984, when he was transferred to Banco Bradesco de Investimento S.A. and Banco Bradesco S.A. There, he was appointed Department Officer in January 1984, Managing Officer in March 1992 and Vice-President in March 1998. From March 1999 to July 2001, he served as a Member of our Board of Directors, when he resigned to manage Bradespar S.A., a company incorporated by our partial spin-off. In March 2002, he returned to his position as a Member of our Board of Directors, where he remains until today. Currently, he is also a Member of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil; Member of the Board of Directors of BSP Empreendimentos Imobiliários S.A.  having previously held the position of Strategic Committee Coordinator;  Director of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social; Member of the Board of Trustees and Managing Officer of Fundação Bradesco, Member of the Board of Directors and Managing Officer of FIMADEN. In addition to these activities, Mr. Teixeira is a Member of the Board of Directors of Bradespar S.A., Vice-Chairman of the Board of Directors and Member of the Strategic Committee of Vale S.A.; and Vice-Chairman of the Board of Directors of Valepar S.A. He has also served as Vice-President of ANBID - Associação Nacional dos Bancos de Investimento, Member of the Management Board of ABRASCA, Member of the Board of Directors of Banco BERJ S.A.  and Vice-Chairman of the Board of Directors of BES Investimento do Brasil S.A. - Banco de Investimento, Member of the Board of Directors of Companhia Paulista de Força e Luz - CPFL, Companhia Piratininga de Força e Luz, Companhia Siderúrgica Nacional - CSN, CPFL Energia S.A., CPFL Geração de Energia S.A., Latasa S.A., São Paulo Alpargatas S.A., Tigre S.A. Tubos e Conexões, VBC Energia S.A. and VBC Participações S.A., and a Voting Member of the Board of Directors of Banco Espírito Santo de Investimentos S.A., located in Lisbon, Portugal.

João Aguiar Alvarez, Director:  Born on August 11, 1960. Mr. Alvarez received a degree in Agronomy from the Pinhalense Education Foundation - Manuel Carlos Gonçalves College of Agronomy and Animal Husbandry. In April 1986, he was elected to the Board of Directors of Cidade de Deus-Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and since April 1988, he has served as an Officer. Since February 1990, Mr. Alvarez has been a Member of our Board of Directors and a Member of the Board of Directors of Bradespar S.A. since March 2000. He is a Member of the Board of Trustees and Deputy Officer of Fundação Bradesco and Member of the Board of Directors and Deputy Officer of FIMADEN.

Denise Aguiar Alvarez, Director:  Born on January 24, 1958. Ms. Alvarez received a degree in Education from São Paulo Pontific Catholic University and received a Masters in Education from New York University. In April 1986, she was appointed to the Board of Directors of Cidade de Deus-Companhia Comercial de Participações, one of our controlling shareholders, and since July 1988, she has also been serving as an Officer. Since February 1990, Ms. Alvarez has served as a Member of our Board of Directors, and since March 2000, she has also served as a Member of the Board of Directors of Bradespar S.A. She is also a Member of the Board of Trustees and Deputy Officer of Fundação Bradesco, Member of the Board of Directors and Deputy Officer of FIMADEN and CEO of ADC Bradesco – Sports Association. In addition to these activities, she is Member of the Consulting Board of the Associação Pinacoteca Arte e Cultura – APAC, having previously held the position of Member of the Board of Director and of the Deliberative Board of Museu de Arte Moderna de São Paulo - MAM, Member of the Board of Trustees of Fundação Dorina Nowill para Cegos and Fundação Roberto Marinho, Member of the Consulting Board of Canal Futura; member of the General Board of Comunitas: Parcerias para o Desenvolvimento Solidário; and Effective Member of Associação de Apoio ao Programa Alfabetização Solidária - AAPAS. She was member of the Deliberative Board of Fundo Social de Solidariedade do Estado de São Paulo –  FUSSESP and Chairman of the Board of Governance of the Group of Institutes, Foundations and Enterprises (GIFE), having previously held the position of Member.

Carlos Alberto Rodrigues Guilherme, Director:  Born on December 21, 1943. Mr. Guilherme received a Law degree from Pinhalense Education Foundation. He began his career in December 1957. Mr. Guilherme has held a variety of positions within the banking sector, such as Department Officer in March 1986, Deputy Officer in March 1998, Managing Officer in March 1999 and Member of the Board of Directors since March 2009. He is a Member of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil;   Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários; Officer of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social. He is also a Member of the Board of Trustees and a Managing Officer of Fundação Bradesco, Member of the Board of Directors and a Managing Officer of FIMADEN and Member of the Board of Directors of Bradespar S.A. He was Member of the Board of Directors of Banco BERJ S.A., Member of the Governing Board of Bradesco Employees Beneficent Fund (Caixa Beneficente); Officer of Banco de Crédito Real de Minas Gerais S.A. and of Credireal Leasing S.A. - Arrendamento Mercantil.

158   Form 20-F – December 2013

Form 20-F

Milton Matsumoto, Director:  Born on April 24, 1945. Mr. Matsumoto received a degree in Business Administration from UNIFIEO-University Center FIEO of Osasco. He began at Bradesco in September 1957. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Department Officer in March 1985, Deputy Officer in March 1998, a Managing Officer since March 1999 and he has been a Member of the Board of Directors since March 2011. He is a Member of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A.; Officer of NCF Participações S.A.; Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social. He is also a Member of the Board of Trustees and Managing Officer of Fundação Bradesco. Member of the Board of Directors and Managing Officer of FIMADEN. In addition to these activities, he is a Member of the Board of Directors of Bradespar S.A.; and Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A. He was Member of the Board of Directors of Banco BERJ S.A. and an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários; the first Secretary Director of the Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Alternate Member of the Board of Directors of CPM Braxis S.A. and CPM Holdings Ltd.; and. Secretary Officer of the union of the credit, financing and investing companies of the State of São Paulo of FENACREFI - Interstate Federation of Loan, Financing and Investment Institutions.

José Alcides Munhoz, Director:  Born on July 23, 1948. Technical education in accounting. Mr. Munhoz began at Bradesco in October 1970, at the Santa Maria branch - RS. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Officer in March 1989, Department Officer in January 1995, Deputy Officer in March 1998, Managing Officer in March 1999, Vice-President in January 2012 and Member of the Board of Directors in March 2014, the position he currently holds. He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco, Member of the Board of Directors and Managing Officer of FIMADEN. He is also Member of the Board of Directors of BBD Participações S.A, Vice-President of Banco Bradesco BERJ S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil; and Officer of NCF Participações S.A. and Nova Cidade de Deus Participações S.A. In addition to these activities, he is a Member of Consulting Board of the Brazilian National Chapter of the International Real Estate Federation (FIABCI/BRASIL).

Members of the "Diretoria Executiva":

Luiz Carlos Trabuco Cappi, CEO:  Mr. Trabuco also holds the position of CEO. His experience is described in "Members of the Board of Directors."

Julio de Siqueira Carvalho de Araujo, Vice-President:  Born on December 10, 1954. High school graduate. Mr. Carvalho de Araújo began his career in March 1978 at Banco BCN S.A., an Institution that was acquired by Bradesco in 1997. He has held a variety of positions within the banking sector, such as being appointed in Banco Bradesco S.A. as an Officer in October 1989 and Vice-President from May 1995 to August 2000. Since August 2000, he has been our Vice-President. He also holds a variety of positions within the Bradesco Group, such as Member of the Board of Trustees and Managing Officer of Fundação Bradesco and Member of the Board of Directors and Managing Officer of FIMADEN. In addition to these activities, he is Chairman of the Consulting Board of FGC, having previously held the position of an Effective Member of the Board of Directors; Member of the Advisory Committee for Intermediation Sector of BM&FBOVESPA, having previously held the positions of Member of the Board of Directors and Coordinator of the Risk Committee; Alternate Member of Agribusiness Board (CONSAGRO); Vice-President and Chairman of the Banking Self-Regulatory Council of FEBRABAN; Vice-President and Alternate Delegate for CONSIF at FENABAN; Vice-President of the Brazilian Institute of Banking Science (IBCB); Treasurer of the Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; and Effective Officer of Confederação Nacional do Sistema Financeiro - CONSIF; and Member of the Board of Directors and Advisory Council of the BRAIN – Brasil Investimentos & Negócios Association, having been a Member of the Strategy Committee. He was Effective Member of the Board of Directors of Companhia Brasileira de Liquidação e Custódia (CBLC) and Effective Member of the Deliberative Board of ABECIP and Alternate Member of the Board of Directors of Interbank Chamber of Payments – CIP, where he previously held the position of Chairman.

     Bradesco  159

Form 20-F

Domingos Figueiredo de Abreu, Vice-President:  Born on January 8, 1959. He received a degree in Economics from College of Economic Sciences of Mogi das Cruzes and a degree in Accounting from College of Economic Sciences and Administration of Osasco – FAC-FITO, with a postgraduate degree in Financial Administration (CEAG) from Fundação Getulio Vargas and an Executive MBA in Finance from IBMEC (Capital Markets Brazilian Institute) – Instituto Brasileiro de Mercado de Capitais. Mr. Abreu began at Banco Bradesco S.A. in December 1981. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Department Officer in June 2001, a Managing Officer in March 2002 and Vice-President in June 2009, the position he currently holds. Mr. Abreu is also a Member of the Board of Trustees and a Managing Officer of Fundação Bradesco, Member of the Board of Directors and a Managing Officer of FIMADEN. He is also the Chairman of the Board of Directors of Cielo S.A., and Member of CPM Holdings Limited and Elo Participações S.A.’s Board of Directors. He was Officer of Banco BCN S.A. and Alternate Member of CPM Braxis S.A.'s Board of Directors, where he was also a Member of the Board of Technical Administration; Member of the Board of Directors of IBRI – Brazilian Institute of Investor Relations, formerly Vice-President and Regional Officer in São Paulo and Member of the Management Board of ABRASCA..

Aurélio Conrado Boni, Vice-President: Born on July 19, 1951. Business Administration technician from the Technical Trade School “Campos Salles.” He began at Bradesco in February 1971. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Department Officer in December 1997, Managing Officer in December 2001 and Vice-President, the position he currently holds, in January 2012. Mr. Boni is also a Member of the Board of Trustees and Managing Officer of Fundação Bradesco, Member of the Board of Directors and Managing Officer of FIMADEN. He is also Member of the Board of Directors of BBD Participações S.A., Vice-President of Banco Bradesco BERJ S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil; Managing Officer of Bradesco Seguros S.A.; and Officer of NCF Participações S.A. and Nova Cidade de Deus Participações S.A. In addition to these activities, he is a Member of the Board of Directors of CPM Holdings Limited and IT Partners Ltd.

Sérgio Alexandre Figueiredo Clemente, Vice-President:  Born on June 7, 1959. Graduated in Mechanical Engineering from PUC - Pontifícia Universidade Católica de Minas Gerais (Catholic University of Minas Gerais), with an executive MBA in Finance from IBMEC and Specialization in Finance through the Executive Management Development Program (PDG), administered by the Business Development Corporation. He attended the Advanced Management Program (PGA), administered by Fundação Dom Cabral and INSEAD. Mr. Clemente joined Banco BCN S.A. in May 1996 as Deputy Officer. In December 1997, he was elected Officer. With the acquisition of BCN, he joined the Banco Bradesco S.A. staff, having been elected Department Officer in March 2000, as the person responsible for the Corporate Department. In December 2006, he became Managing Officer, and Vice-President, in January 2012, the position he currently holds. He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors and Managing Officer of FIMADEN. Also, he is an Alternate Member of the Board of Directors of Sete Brasil Participações S.A. He was an Effective Member of the Advisory Chamber of the Listing of the BM&FBOVESPA  S.A.

Marco Antonio Rossi, Vice-President: Born on March 7, 1961. He holds a degree in Marketing Management Technology, a "lato sensu" postgraduate qualification in Client Management from Universidade Paulista (UNIP) and a "latu sensu" postgraduate qualification in Advanced Strategic and Geopolitical Studies from Fundação Armando Alvares Penteado (FAAP). He joined Bradesco Vida e Previdência S.A. in July 1981, where he rose through all career levels and was elected to the position of Officer in January 1999, Managing Officer in May 2001 and CEO in August 2002, where he remained until March 2010. In January 2012 he was elected Vice-President of Banco Bradesco S.A. He is a member of the Board of Trustees and Managing Officer of Fundação Bradesco; and Member of the Board of Directors and Managing Officer of FIMADEN. He is also Chief Executive Officer of Bradesco Seguros S.A., and BSP Affinity Ltda., since March 2009; Bradseg Participações S.A., since April 2009; and Vice-President of BP Promotora de Vendas Ltda., since January 2012. In addition to these activities, he is Member of the Board of Directors of Europ Assistance Brasil Serviços de Assistência S.A., having formerly been the Chairman. He is the Vice-Chairman   of the Board of Directors of Odontoprev S.A., President of the National Federation of Private Insurance and Capitalization bonds (Fenaseg); Effective Member of the Board of Directors of Companhia Brasileira de Gestão de Serviços; Benefactor of the Higher Council of Associação Comercial do Rio de Janeiro, having formerly been a Member of the Board of Directors. He is also President of the Board of Directors of CNseg, having formerly been Vice-President and Member of the Higher Council and President of FIDES - Federación Interamericana de Empresas de Seguros. He was once the President of  FENAPREVI and President of Atlântica Companhia de Seguros.

160   Form 20-F – December 2013

Form 20-F

Alexandre da Silva Glüher, Vice-President: Born on August 14, 1960. Mr. Glüher received a degree in Accounting from Universidade Federal do Rio Grande do Sul, a degree in Business Administration from Universidade Luterana do Brasil (ULBRA). He took the Advanced Management Program - University of Pennsylvania - The Wharton School. He joined Banco Bradesco S.A. in March 1976 and has held a variety of positions within the banking sector, such as being elected Regional Officer in August 2001, Department Officer in March 2005, Deputy Officer in December 2010, Managing Officer in January 2012 and Vice- President in March 2014, the position he currently holds. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. He is also Alternate Vice-President of the Board of Directors of Fidelity Processadora e Serviços S.A. He was an Alternate Member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities (ABECIP).

Josué Augusto Pancini, Vice-President:  Born on April 14, 1960. Mr. Pancini received a degree in Mathematics from Centro Universitário da Fundação de Ensino Octávio Bastos – Feob - UNIFEOB, with a lato sensu postgraduate degree in Business Economics - Finance from Pontifícia Universidade Católica de Campinas - PUC - Campinas. He joined Banco Bradesco S.A. in July 1976, and was elected Regional Officer in July 1997, Department Officer in July 2003, Deputy Officer in December 2010, Managing Officer in January 2012 and Vice- President in March 2014, the position he currently holds.  He is a Member of the Board of Trustees of Fundação Bradesco and of the Board of Directors of FIMADEN. Formerly Alternate Member of the Deliberative Board of ABECIP.

Maurício Machado de Minas, Vice-President: Born on July 1, 1959. He holds a degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo – Poli/USP, and specialization in Data Communications and Software Development, and a university extension course in Finance at Wharton Business School, both in the United States. He went to the Executive Development Program at Columbia University in New York, United States. He joined Banco Bradesco S.A. in July 2009 as Managing Officer. In January 2014 he was elected Vice- President and is responsible for Information Technology, Digital Channels, Customer Relationship Management and Marketing. He has been the President of Scopus since January, 2013. He is a Member of the Board of Directors of FIMADEN. He is also a Member of the Board of Directors of Fidelity Processadora e Serviços S.A.; an Alternate Member of the Board of Directors of MPO - Processadora de Pagamentos Móveis S.A.; and Member of the Board of Directors of NCR Brasil - Indústria de Equipamentos para Automação S.A. He is also an Alternate Member of the Board of Directors of CPM Braxis S.A. (a Cap Gemini company), having previously held the position of Executive Vice-President and COO (Chief Operations Officer), where he was responsible for all operational units and for CPM International. He was formerly Senior Analyst with Banco Itaú and Officer of Support Services of a group of Brazilian IT companies (Eletrodigi, Flexidisk and Polymax).

Alfredo Antônio Lima de Menezes, Managing Officer:  Born on June 16, 1962. He graduated in Business Administration from Faculdades Integradas Tibiriçá (FATI). He started his career as a junior trader with Banco BCN S.A. in May 1985, and was promoted to Officer. Elected Department Officer of Banco Bradesco S.A.  in January 2001, elected Deputy Officer December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. He is also Member of the Board of Directors and Member of the Risk Committee of BM&FBOVESPA S.A., having previously held the positions of President of the Advisory Chamber for Fixed Income, Foreign Exchange and Derivatives and Member of the advisory chambers of the securities, exchange and financial assets clearinghouses. He was formerly Vice-President of the Operational and Ethics Committees and Officer of the Brazilian Association of Financial Market Institutions (ANDIMA); Full Member of the Board of Directors of the Central Clearing de Compensação e Liquidação S.A.; Member of the Board of Directors of CETIP S.A. (Derivatives and Assets OTC); and Effective Member of the Deliberative Board of the Brazilian Association of Real Estate Credit and Savings Entities (ABECIP).

     Bradesco  161

Form 20-F

André Rodrigues Cano, Managing Officer: Born on July 22, 1958. Graduated in Business Administration from Faculdades Metropolitanas Unidas (FMU), MBA-Controller from the Institute of Accounting, Finance and Actuarial Research (FIPECAFI, FEA-USP), and the Advanced Management Program - Harvard Business School. Mr. Cano joined Bradesco in April 1977 and was elected Department Officer in December 2001. He was elected Officer of Banco Bradesco Financiamentos S.A. in September 2008, remaining in this position until his return to Bradesco as Department Officer in December 2009. He was elected Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and the Board of Directors of FIMADEN. He is also a Member of the Curator Council of the National Quality Foundation (FNQ). He also is an Alternate Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A.Formerly Officer. He was an Effective Member of the Board of Directors of TECBAN - Tecnologia Bancária S.A.; Effective Member of the Fiscal Council of Tele Celular Sul Participações S.A.; Alternate Member of the Fiscal Council of Tele Nordeste Celular Participações S.A.; and Officer of ACREFI - Associação Nacional das Instituições de Crédito, Financiamento e Investimento.

Luiz Carlos Angelotti, Managing Officer: Born on November 16, 1964. Mr. Angelotti received a degree in Accounting and Actuarial Sciences from the School of Economics and Business Administration, Universidade de São Paulo, Law from UNIFIEO - Centro Universitário FIEO, and MBA in Finance from Insper – Instituto de Ensino e Pesquisa. He also attended the EDP – Executive Development Program and the AMP – Advanced Management Program at the University of Chicago Booth School of Business. He joined Banco Bradesco S.A. in November 1987, and was elected Department Officer in March 2002, Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. He is also a Member of the Management Board of ABRASCA and an Alternate Member of the Board of Directors of Integritas Participações S.A. Formerly Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

Marcelo de Araújo Noronha, Managing Officer:  Born on August 10, 1965. Graduated in Business Administration from Universidade Federal de Pernambuco (UFPE), with a Specialization in Finance from IBMEC and the Advanced Management Program AMP at the Instituto de Estudios Empresariales (IESE), Universidade de Navarra in Barcelona. Mr. Noronha started his career in 1985 at Banco Banorte, where he worked until 1996 when he started to work as Commercial Officer with Bilbao Vizcaya Argentaria Brasil S.A, current Banco Alvorada S.A. and was promoted to Vice-President for products, trade finance, middle market and retail. Elected Department Officer of Banco Bradesco S.A. in February 2004. He was elected Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. He is also Chairman of the Board of Directors of Leader S.A. Administradora de Cartões de Crédito; Vice-President of Companhia Brasileira de Soluções e Serviços (“CBSS”), where he was previously the CEO; Effective Member of the Board of Directors of Cielo S.A.; Member of the Board of Directors of Crediare S.A. - Crédito, Financiamento e Investimento and Elo Participações S.A. (the ELO card flag), where he was previously the CEO, and Member of the Board of Directors of MPO - Processadora de Pagamentos Móveis S.A.; President and Member of the Council of Ethics and Self-Regulation of ABECS, having formerly been the President of this Council; and Member of the Latin America and Caribbean Advisory Council of Visa International.

Nilton Pelegrino Nogueira, Managing Officer: Born on May 7, 1954. Graduated in Business Administration from Universidade Presbiteriana Mackenzie. Mr. Nogueira joined Banco Bradesco S.A. in July 1973. He was elected Regional Officer in February 1995, remained in the position until September 2000, when he was elected Officer of Banco BCN S.A., a financial institution acquired by Bradesco in December 1997, and remained in the position until March 2002, when he returned to Bradesco and was elected Department Officer. He was elected Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors of FIMADEN. He was formerly Officer of Banco Boavista S.A, and of Banco das Nações S.A.; Effective Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado and Top Clube Bradesco, Segurança, Educação e Assistência Social; Superintendent of Bradesco Administradora de Consórcios Ltda.; and Member of the Business Development Committee of BSP Empreendimentos Imobiliários S.A and Alternate Member of the Deliberative Council of ABECIP.

162   Form 20-F – December 2013

Form 20-F

André Marcelo da Silva Prado, Managing Officer: Born on December 6, 1961. Graduated in Production Engineering from Universidade Federal do Rio de Janeiro and holds an MBA in Finance from IBMEC. He attended the Senior International Bankers Course, at The International Centre for Banking and Financial Services (Manchester Business School) in Manchester, England, the Wharton Executive Development Program, at The Wharton School (University of Pennsylvania) in Philadelphia, U.S. and the Advanced Management Programme, at INSEAD, in Fointainebleau, France. He joined Banco Boavista Interatlântico S.A. in May 1997 as Executive Manager and reached the position of Officer there. He moved to Banco Bradesco S.A. as Executive Superintendent of Bradesco Corporate Department in March 2001. He was elected Department Officer in December 2009, Deputy Officer in January 2012 and Managing Officer in January 2014, the position he currently holds. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN.

Luiz Fernando Peres, Managing Officer:  Born on September 30, 1950. Graduated in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC-FITO). He started his career in November 1971 as Assistant II in the Economic Research Department of Banco BCN S.A., where he reached the position of Officer in July 1990. When BCN was taken over, he joined the staff of Bradesco and was elected Department Officer in June 1999 as head of Credit Department, Deputy Officer in January 2012 and Managing Officer in January 2014, the position he currently holds. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. Formerly Executive Officer of Fundação Francisco Conde, Member of the Fiscal Council of Instituto Assistencial Alvorada, Alternate Member of the Fiscal Council of Finasa Sports Association (ADC Finasa), Full Member of the Board of Directors of Estruturadora Brasileira de Projetos S.A. - EBP, Member of the Board of Directors of Aço Minas Gerais S.A. – Açominas and Serasa S.A., Member of the Board of Directors of the Special Agency for Industrial Financing (FINAME/BNDES) representing commercial banks; Officer for the Credit Policy sector of FEBRABAN and Full Member of the Investment Committee of the Investment Fund of the Length of Service Guarantee Fund (FI-FGTS).

Altair Antônio de Souza, Deputy Officer: Born on March 26, 1961. Graduated in Law from Universidade Bandeirante de São Paulo (UNIBAN). He started his career with Banco Bradesco S.A. in July 1975, was elected Officer in August 1998, and Department Officer in January 2009, responsible for Products and Services Marketing Department and subsequently Bradesco Varejo Department. He was elected Deputy Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and a Member of the Board of Directors of FIMADEN. He is also Full Member of the Board of the São Paulo Industrial Employers Association (Centro das Indústrias do Estado de São Paulo, CIESP). Former CEO and Vice-President of the Association of Banks of the State of Bahia.

Denise Pauli Pavarina, Deputy Officer: Born on April 14, 1963. Graduated in Economics from Faculdade Armando Álvares Penteado (FAAP) and Law from Universidade Paulista (UNIP), with an Executive MBA in Finance from Insper – Instituto de Ensino e Pesquisa. She started her career in March 1985, with Banco Bradesco de Investimento S.A. a financial institution that was absorbed by Banco Bradesco S.A. in November 1992. At Bradesco, she held the positions of Underwriting Manager and Department Manager of Portfolio Management. She was promoted to the position of Executive Superintendent in September 1996, and elected Department Officer in January 2001. She was elected Officer of Banco Bradesco BBI S.A. in June 2006, and Managing Officer in January 2007, remaining until December 2009, when she returned to Bradesco, and was elected Department Officer in charge of Portfolio Management. She was elected Deputy Officer, the position she currently holds, in January 2012. She is also a Managing Officer of BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, having previously held the position of Superintendent Officer; Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. In addition to these activities, she is Vice-President of ANBIMA; Member of the Investment Committee of NEO Capital Mezanino Fundo de Investimento em Participações, Member of Comitê Nacional de Educação Financeira - CONEF, Member of the Council of Representatives of Confederação Nacional das Instituições Financeiras - CNF, and Member of the Board of Directors and Consulting Board of Instituto BRAIN, having been a Member of the Strategy Committee. She was formerly Member of the Board of Directors of Cielo S.A., Bica de Pedra Industrial S.A., Companhia Siderúrgica Belgo-Mineira, CPM Braxis S.A., Latasa S.A., and São Paulo Alpargatas S.A.; Alternate Member of the Board of ABRASCA; Member of the Consulting Board of the Brazilian Association of Brokers and Dealers in Securities, Foreign Exchange and Commodities (ANCORD); Officer of UGB Participações S.A.; and Officer for Institutional Relations and Director of the Association of Capital Market Investment Analysts (APIMEC) in São Paulo.

     Bradesco  163

Form 20-F

Moacir Nachbar Junior, Deputy Officer:  Born on April 5, 1965. Holds a degree in Accounting and a postgraduate qualification (lato sensu) in Financial Management from Faculdade Campos Salles, and an MBA - Controller from Universidade de São Paulo and Tuck Executive Program from Tuck School of Business at Dartmouth, in Hanover, Nova Hampshire – EUA. He  began his career with Banco Bradesco S.A. in June 1979. In March 2005, in the General Accounting Department, he was elected Department Officer and started reporting to the Operational Control Department in November 2009, and to the Internal Auditing Department in July 2010. He was elected Deputy Officer, the position he currently holds, in January 2012. Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. He also is an Alternate Member of the Board of Directors of Fidelity Processadora e Serviços S.A. Alternate Member of the Board of Directors of ABRASCA and Alternate Member of the Consulting Board of FGC. He was an Officer and Effective Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado, a multi-sponsor pension fund. He was also Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

Octávio de Lazari Júnior, Deputy Officer: Born on July 18, 1963. Graduated in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC-FITO) and took an specialization course in Financial and Marketing Strategies at Fundação Instituto de Administração (FIA - FEA/USP). He joined Banco Bradesco S.A. in September 1978. He was promoted to the position of Executive Superintendent in December 1998, and elected Officer in May 2009, Department Officer in August 2010, and Deputy Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors of FIMADEN. He is also Chairman of the Board of the ABECIP; Full Member of the Board of Directors of CIBRASEC – Companhia Brasileira de Securitização; Member of the Council of Representatives of the Brazilian Confederation of Financial Institutions - CNF; Officer of Real Estate Credit and Savings of the FEBRABAN; Full Member of the Managerial Council of the São Paulo Fund of Social Interest Housing - CGFPHIS, and of the Managerial Council of Housing Guarantee Fund – CGFGH; and Member of the Board of Directors of Câmara Interbancária de Pagamentos – CIP. He was once Member of the Governing Board of Bradesco Employees Beneficent Fund (Caixa Beneficente), where he previously held the position of Effective Member of the Fiscal Council; Effective Member of the Governing Board of the Workers’ Support Fund – CODEFAT; and Alternate Member of the Investment Committee of the Length of Service Guarantee Fund (FGTS); Member of the Consulting Board of the Brazilian chapter of the International Federation of Real Estate Professions (FIABCI / BRASIL).

6.B. Compensation

At annual general shareholders' meetings, the shareholders of Bradesco and its subsidiaries establish the maximum global compensation of the members of the Board of Directors and Board of Executive Officers, constituted by the Executive Officers, Department Officers, Officers and Regional Officers of Bradesco and its subsidiaries for the ensuing year. In 2013, our shareholders set the global compensation for the Board of Directors and Board of Executive Officers of Bradesco and its subsidiaries at R$337.1 million.

In 2013, the Directors and the Board of Executive Officers of Bradesco and its subsidiaries received aggregate compensation of R$326.1 million for their services. The current compensation policy sets forth that 50% of the net variable compensation amount is meant for the acquisition of Bradesco´s preferred shares to be paid in three annual sequential installments. The first installment is due a year after the payment date. This policy complies with CMN Resolution No. 3,921/10, which regulates compensation policies for senior management of financial institutions.

The Directors and the Board of Executive Officers of Bradesco and its subsidiaries have the right to participate in the same pension plans available to all our employees. In 2013, we contributed R$322.9 million to pension plans on behalf of the Directors and the Board of Executive Officers of Bradesco and its subsidiaries.

6.C. Board of Directors Practices

Our shareholders elect the members of our Board of Directors at the annual general shareholders’ meeting for one-year terms and members may be reelected for consecutive terms. The Board of Directors appoints the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

164   Form 20-F – December 2013

Form 20-F

At the Special Shareholders’ Meeting held on March 10, 2014, the shareholders resolved to change the Bylaws, in the caput of Article 12, to define that there must be at least 3 people holding the position of Officer, which is in line with the current corporate structure.

In addition to this requirement, another condition, included in our Bylaws, remains in force to become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of 10 consecutive years. The Board of Executive Officers, besides the Executive Officers, consists of 46 Department Officers, 5 Officers and 16 Regional Officers. Department Officers, Officers and Regional Officers direct the business of each of our various divisions and branches and report to the Diretoria Executiva. To become a Department Officer, Officer or Regional Officer, a person must be an employee or manager at Bradesco or one of our affiliates. Our Board of Directors may, for up to 25.0% of the members of our Board of Executive Officers, waive the fulfillment of certain requirements for their appointment, as follows:

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

Fiscal Council

Under Brazilian law, corporations may have a "Conselho Fiscal," or Fiscal Council, an independent corporate body with general monitoring and supervision powers in accordance with the Brazilian Corporate Law. Our Bylaws provide for a Fiscal Council and specify that if our shareholders convene a Fiscal Council, it shall have from three to five effective members and same number for alternates.

Our Fiscal Council has five full members (Nelson Lopes de Oliveira, João Carlos de Oliveira, José Maria Soares Nunes, Domingos Aparecido Maia and Luiz Carlos de Freitas) and five alternates (Jorge Tadeu Pinto de Figueiredo, Renaud Roberto Teixeira, Nilson Pinhal, João Batistela Biazon and Oswaldo de Moura Silveira) all of whom were elected in March 2014 for a one-year period and their terms will expire on the annual general shareholders’ meeting to be held in March 2015. In accordance with Brazilian Corporate Law, our Fiscal Council has the right and obligation to, among other things:

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

-        changes in our social capital;

-        issuances of debentures or rights offerings entitling the holder to subscribe for equity;

-        investment plans and capital expenditure budgets;

-        distributions of dividends; and

-        transformation of our corporate form and corporate restructuring, as takeovers, mergers and spin-offs.

•      inform our management of any error, fraud, or misdemeanor detected and suggest measures management should take in order to protect our main interests. If our management fails to take the measures required to protect the company's interests, inform the shareholders’ meeting of these facts; and

     Bradesco  165

Form 20-F

•      call general shareholders' meetings if management delays the general shareholders' meeting for more than one month and call special shareholders' meetings in case of material or important matters.

Board Advisory Committees
Board Committees

Our shareholders approved, at the special shareholders' meeting held on December 17, 2003, the creation of the Audit Committee, the Internal Control and Compliance Committee and the Compensation Committee. At the special shareholders' meeting held on March 27, 2006, our shareholders approved the transformation of the Ethics Committee into a statutory committee. At the special shareholders' meeting held on March 24, 2008, our shareholders approved the creation of the Integrated Risk Management and Capital Allocation Committee. At the Special Shareholders’ Meeting held on March 11, 2013, the Shareholders resolved to exclude from the Bylaws Articles 22, 24 and 25, which dealt, respectively, with organizational components of the Internal Controls and Compliance Committee, the Ethics Committee and Integrated Risk Management and Capital Allocation Committee, reflecting the proposal presented by the Executive Committee of Corporate Governance, assessed by the Board of Directors, to maintain in the Bylaws only those committees whose characterization as statutory is required by legal norms, giving greater speed to the process of managing the committees subordinated to the Board of Directors. Thus, only the Audit Committee and the Compensation Committee remain as statutory, which should not be construed as a weakening of the corporate governance structure, as the Board of Directors will maintain these committees, which removal from the Bylaws was approved, under its structure.

Audit Committee – Pursuant to our Bylaws and to Central Bank regulations since April 2004, we have appointed members of the Audit Committee, which may comprised three (3) to five (5) members, each of whom serves a term that can be renewed, in successive appointments, up to a limit of five (5) years, as of the date the member first takes office. Our Audit Committee members are appointed by, and may be dismissed by, the Board of Directors. The current members of the committee are Carlos Alberto Rodrigues Guilherme, who acts as coordinator, Romulo Nagib Lasmar and Osvaldo Watanabe, who act as members with no specific designation and Paulo Roberto Simões da Cunha, who is the Audit Committee financial expert. Of the members, only Carlos Alberto Rodrigues Guilherme is a member of the Board of Directors.

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

•      previously analyze plans to retain our independent auditor for services other than auditing financial statements, from the point of view of compliance with rules on independent status;

•      reviewing financial statements prior to their disclosure, including the notes to the financial statements, the independent auditor's report and management reports;

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

166   Form 20-F – December 2013

Form 20-F

•      meeting with the senior management and both the independent and the internal auditors at least quarterly;

•      assessing the senior management´s responsiveness to any recommendations made by both the independent and internal auditors;

•      advising the Board of Directors regarding any conflicts between the independent auditors and the Board of Executive Officers;

•      recommending policies, practices and procedures for improving the performance of our senior management; and

•      following up by occasion of its meetings, on its recommendations and requests for information, including the planning of the respective auditing works in order to turn into minutes the content of such meetings.

Compensation Committee –The Compensation Committee has three (3) to seven (7) members, all of whom are members of Bradesco's Board of Directors with terms of office of one (1) year, and according to the provisions set forth in CMN Resolution No. 3,921/10 of the National Monetary Council, should have at least one (1) non-management member. Members are appointed by and replaced by the Board of Directors. The committee's primary responsibility is to provide the Board of Directors with proposed policies and guidelines from our Board of Executive Officers, based on performance goals defined by the Board of Directors.

Other Board Advisory Committees

Internal Control and Compliance Committee – The Internal Control and Compliance Committee has up to 12 members. Members are appointed and replaced by the Board of Directors. The committee's primary responsibility is to assist the Board of Directors with the performance of its duties related to the adoption of strategies, policies and measures governing internal controls, mitigation of risks, and compliance with applicable rules.

Ethics Committee – The Ethics Committee is composed of up to 16 members. Members are appointed and may be replaced by the Board of Directors. The committee's primary responsibility is to propose actions to ensure the enforcement of our Corporate and Sector Codes of Ethics and to promote awareness of it by our employees and management.

Integrated Risk Management and Capital Allocation Committee – The Integrated Risk Management and Capital Allocation Committee has 11 members, nominated and removable by the Board of Directors. This committee's primary responsibility is to advise the Board of Directors in the performance of its duties in the management and control of risks and capital in the sense of the consolidated economic financial entity.

Sustainability Committee – TheSustainability Committee currently has 21 members. Its purpose is to advise the Board of Directors in the performance its tasks related to fostering sustainability strategies, including the establishment of corporate guidelines and actions and reconciling economic development issues with those of social responsibility.

Ombudsman

At the special shareholders' meeting held on August 24, 2007, our shareholders formalized the creation of the Ombudsman. Previously the Company had an informal Ombudsman. The Ombudsman works on behalf of all the institutions within the Organization, authorized to operate by the Central Bank. There is one (1) Ombudsman, with a one-year (1) term. The Ombudsman is appointed and dismissed by the Board of Directors.

The Ombudsman is responsible for:

•      checking strict compliance with legal and regulatory rules related to consumer's rights and acting as a communication channel among the institutions comprising the Bradesco Group authorized to operate by the Central Bank and customers and users of its products and services, including mediating conflicts;

•      receiving, registering, instructing, analyzing and formally and properly dealing with complaints of customers and users of products and services of the abovementioned institutions, not resolved by the usual services offered by the branches or by any other service station;

     Bradesco  167

Form 20-F

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

According to our Bylaws and in order to comply with the rules of the Central Bank, in November 2009, Júlio Alves Marques was appointed Ombudsman, as well as Department Officer, positions which he already held since May 2009, which were confirmed by the special shareholders' meeting held on March 12, 2014, with a one-year term.

6.D. Employees

As of December 31, 2013, we had 100,489 employees, of which 83,900 were employed by us and 16,589 were employed by our subsidiaries, as compared to 103,385 employees as of December 31, 2012 and 104,684 employees as of December 31, 2011.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

December 31,	2013	2012	2011
Total number of employees	100,489	103,385	104,684
Number by category of activity
Banking
Bradesco	83,900	85,777	86,263
Insurance activities	5,856	5,881	5,950
Pension plan activity	1,527	1,673	1,658
Other categories	9,206	10,054	10,813
Number by geographic location
Cidade de Deus, Osasco	12,749	12,485	12,385
Alphaville, Barueri	1,652	2,034	1,627
São Paulo	17,957	19,335	19,813
Other locations in Brazil	67,853	69,253	70,426
International	278	278	433

Our part-time employees work six hours a day, while our full-time employees work eight hours a day, both in a five-day workweek. We had 31,615 part-time employees and 68,874 full-time employees as of December 31, 2013 compared to 32,581 part-time employees and 70,804 full-time employees as of December 31, 2012, and 37,262 part-time employees and 67,422 full-time employees as of December 31, 2011.

We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. In filling all positions, we give preference to candidates from within Bradesco, including for middle management and senior positions.

168   Form 20-F – December 2013

Form 20-F

As of December 31, 2013, approximately 50.0% of our employees were associated with one of the labor unions that represent bank or insurance employees in Brazil. We consider our relations with our employees as well as with the labor unions to be good, in large part due to our philosophy of internal recruiting and transparency in communication. We are party to two collective bargaining agreements: one relating to our banking employees and the other to our insurance sector employees.

We offer our employees benefits which include Bradesco health and dental plans enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, retirement and pension plans, and subsidized life and accident insurance. We also have a team of social workers who work with our employees and their dependents. To ensure added social and psychological support for employees and their dependents, Bradesco has introduced a new channel for assistance in the form of a 0800-number help line called "Live well"(Viva Bem) that deals with personal issues, work-related, family and relationship problems. This toll-free line is available 24/7 and calls are 100% confidential. These benefits are available regardless of an employee's position. Currently, 39.0% of our employees participate in our pension plan Bradesco Vida e Previdência. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

Through Universidade Corporativa Bradesco - UniBrad (Bradesco Corporate University), whose mission is to provide professional education and social mobility, we offer development solutions and training to our employees and collaborators. In 2013, we invested R$119.0 million in professional training with a total of more than 1.3 million participations.

6.E. Share Ownership

As of December 31, 2013, the members of our Board of Directors and Board of Executive Officers indirectly held 3.39% of our voting capital and 1.73% of our total capital stock, in aggregate, through a company called BBD Participações S.A. (the current name of Elo Participações e Investimentos S.A.), or "BBD." In addition, some of our directors and executive officers directly hold shares of our capital stock. However, as of December 31, 2013, none of our directors and executive officers individually owned, directly or indirectly, more than 2.0% of any class of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2013, our capital stock was composed of 2,103,637,129  common shares (2,898,610  treasury shares) and 2,103,636,910  preferred shares (7,866,270  treasury shares), with no par value.

For information on shareholders' rights and our dividend distributions, see "Item 8.A. Consolidated Statements and Other Financial Information-Policy on dividend distributions" and "Item 10.B. Memorandum and Articles of Incorporation-Organization-Allocation of net income and distribution of dividends."

     Bradesco  169

Form 20-F

The following chart illustrates our capital ownership structure as of December 31, 2013:

Cidade de Deus - Companhia Comercial de Participações, a holding company, which we call “Cidade de Deus Participações,” directly owns 48.67% of our voting capital and 24.40% of our total capital stock. Cidade de Deus Participações, in turn, is owned by the Aguiar Family, Fundação Bradesco, and another holding company, Nova Cidade de Deus Participações S.A., or "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and BBD.

In addition to the transaction carried out in June 2011, by which NCF Participações S.A, or “NCF,” acquired approximately 5.4% of Banco Bradesco’s voting capital, held by Banco Espírito Santo S.A. and by the Funds managed by ESAF – Sociedade Gestora de Fundos de Investimento Mobiliários S.A. There has been no significant change in the percentage ownership held by any major shareholders in the last five years.

The following table shows the direct ownership of our outstanding common and preferred shares on March 10, 2014. For more information, see "Item 7.A. Major Shareholders."

170   Form 20-F – December 2013

Form 20-F

Shareholders mentioned in the following table, except for the members of the Diretoria Executiva or the Board of Directors, directly hold five percent or more of our securities with voting rights.

Shareholder	Number of shares, except %
	Number of common shares	% of common shares	Number of preferred shares	% of preferred shares	Total Number of shares	% of total shares
Cidade de Deus Participações	1,022,374,418	48.7%	1,597,076	0.1%	1,023,971,494	24.4%
Fundação Bradesco(1)	358,469,028	17.1%	-	-	358,469,028	8.5%
NCF Participações	172,433,243	8.2%	45,860,723	2.2%	218,293,966	5.2%
Subtotal	1,553,276,689	73.9%	47,457,799	2.3%	1,600,734,488	38.2%
Members of the Board of Directors
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Antônio Bornia	(*)	(*)	(*)	(*)	(*)	(*)
Mário da Silveira Teixeira Júnior	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	14,831,712	0.7%	19,794,850	0.9%	34,626,562	0.8%
Members of the Diretoria Executiva
Julio de Siqueira Carvalho de Araujo	(*)	(*)	(*)	(*)	(*)	(*)
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio Alexandre F. Clemente	(*)	(*)	(*)	(*)	(*)	(*)
Marco Antonio Rossi	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Gluher	(*)	(*)	(*)	(*)	(*)	(*)
Josué Augusto Pancini	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Alfredo Antônio Lima de Menezes	(*)	(*)	(*)	(*)	(*)	(*)
André Rodrigues Cano	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Angelotti	(*)	(*)	(*)	(*)	(*)	(*)
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
Nilton Pelegrino Nogueira	(*)	(*)	(*)	(*)	(*)	(*)
André Marcelo da Silva Prado	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Fernando Peres	(*)	(*)	(*)	(*)	(*)	(*)
Altair Antônio de Souza	(*)	(*)	(*)	(*)	(*)	(*)
Denise Pauli Pavarina	(*)	(*)	(*)	(*)	(*)	(*)
Moacir Nachbar Junior	(*)	(*)	(*)	(*)	(*)	(*)
Octávio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	301,054	0.0%	697,631	0.0%	998,685	0.0%
Subtotal	1,568,409,455	74.7%	67,950,280	3.2%	1,636,359,735	39.0%
Other	532,329,064	25.3%	2,026,701,760	96.8%	2,559,030,824	61.0%
Subtotal	2,100,738,519	100.0%	2,094,652,040	100.0%	4,195,390,559	100.0%
Treasury shares	2,898,610	-	8,984,870	-	11,883,480	-
Total	2,103,637,129	100.0%	2,103,636,910	100.0%	4,207,274,039	100.0%
(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, and NCF Participações, 39.4% of our common shares and 20.7% of our total shares.

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

     Bradesco  171

Form 20-F

Cidade de Deus Participações

Cidade de Deus Participações is a holding company that holds investments in other companies. It also administers, purchases and sells securities and other assets on its own account. Its shareholders are Nova Cidade de Deus, with 44.91% of its common and total shares, Fundação Bradesco, with 33.20% of its common and total shares, and the Aguiar Family, with 21.89% of its common and total shares as of December 31, 2013. The company's capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus

Nova Cidade de Deus is a holding company that holds investments in other companies, mainly those that, directly or indirectly, own our voting capital. As of December 31, 2013, the company owned, through its participation in Cidade de Deus Participações, 23.32% of our common shares and 11.88% of our total shares.

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

The Aguiar Family

As of December 31, 2013, three members of the Aguiar Family and the estate of Mr. Amador Aguiar indirectly owned, by way of their participation in Cidade de Deus Participações, 11.36% of our common shares and 5.79% of our total shares. In addition, the same parties directly held a total of 1.11% of our common shares, 1.07% of our preferred shares, which correspond to 1.09% of our total shares. None of the members of the Aguiar Family individually or directly holds more than 1.00% of our voting shares.

Fundação Bradesco

As of December 31, 2013, Fundação Bradesco owned 56.50% of our common shares, 1.95% of our preferred shares and 29.25% of our total shares, directly and indirectly, through its participation in Cidade de Deus Participações, Nova Cidade de Deus and NCF. Under the terms of Fundação Bradesco's bylaws, all of our directors, members of the Diretoria Executiva and department officers, as well as directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco, known as the "Board of Trustees." They receive no compensation for their service on the Board of Trustees.

Fundação Bradesco is one of the largest private socio-educational programs in Brazil and in the world, it is an innovative social investment initiative which reaches every state in Brazil and the Federal District, and its 40 schools are primarily located in regions of accentuated educational deprivation.

In 2013, a total of 101,781 students attended Fundação Bradesco schools from early childhood through to secondary school, and secondary-level vocational or technical education, as well as courses for young people and adults and initial and continuing education for employment and income. In addition to quality formal education free of charge, some 45,000 elementary school students are also provided with school uniforms, classroom stationery, meals, and medical and dental care.

Our "Virtual School" e-learning portal's distance learning programs benefited 455,088 students who completed at least one of a wide range of courses offered, and another 71,742 students were involved in projects and partnership initiatives such as Digital Inclusion Centers, our "Educate - Act" (Educa+Ação) program, and technology courses ("Educating and Learning”).

172   Form 20-F – December 2013

Form 20-F

In its 11th consecutive year, the “Voluntary Action National Day” held on May 2013 engaged over 26 thousand volunteers at 72 different locations in Brazil, including Fundação Bradesco schools and service centers close to schools. There were 314,452 attendees at this event which promoted issues regarding education, health, leisure, sports and the environment.

 Created in 1998, the IT for the Visually Handicapped Program has benefited and trained 12,160 students and fostered social inclusion for thousands of people.

Together with partners that are specialized in training educators and producing related material, Fundação Bradesco develops a range of actions focused on environmental education, financial education and tax education, work and consumption, sexuality and self-care and the dangers of drugs, as well as Internet access and responsible use.

Fundação Bradesco's 2013 budget totaled R$456.9  million. Over the last ten years, Fundação Bradesco has invested a total of R$4.0  billion (at current values) in the foundation.

BBD

BBD indirectly owned 6.08% of our common shares and 3.10% of our total shares as of December 31, 2013,  through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.51% of our voting capital. Only members of the Board of Directors and of the Board of Executive Officers, as well  as skilled employees of Bradesco, Bradespar,  or of our subsidiaries and national not-for-profit legal entities or national companies controlled by them that have as administrators only employees and/or administrators of Bradesco, may hold BBD shares. However, only the members of the Board of Directors and Executive Officers may own voting shares. Most of our board members and executive officers own shares in BBD.

NCF

NCF is a holding company controlled by Cidade de Deus Participações and by Fundação Bradesco. As of December 31, 2013, NCF held 8.21% of our common shares and 5.20% of our total shares.

Other

Direct market holdings represented 26.06% of our voting capital as of December 31, 2013  (including a holding  of 2.50% by the Bank of Tokyo Mitsubishi - UFJ (MUFG))  and 97.73% of our preferred shares. Common and preferred shares held by the market accounted for 61.86% of our share capital as of December 31, 2013.

As of December 31, 2013, 22.65% of our preferred shares and 8.89% of our common shares were held by 1,023 foreign investors. At the same date, our ADRs represented 31.40% of our preferred shares, 0.01% of our common shares and our GDRs represented 0.02% of our preferred shares.

     Bradesco  173

Form 20-F

7.B. Related Party Transactions

Transactions with related parties and subsidiaries are conducted on arms' length terms as demonstrated below:

December 31,	R$ in thousands
	2013	2012	2011
		(Restated)	(Restated)
ASSETS
Loans and advances to banks	84,216	107,150	246,220
Other assets	7,739	10,280	10,152
LIABILITIES
Deposits from customers	(265,046)	(208,378)	(242,756)
Funds from securities issued	(1,543,906)	(749,315)	(687,118)
Subordinated debt	(754)	(698)	(65,333)
Corporate and statutory obligations	(724,226)	(735,902)	(775,636)
Other liabilities	(2,213)	(8,027)	(10,566)
INCOME AND EXPENSES
Net interest income	(114,707)	(64,015)	(81,358)
Other income	29,936	39,501	34,053
Other expenses	(120,623)	(117,222)	(108,932)

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

174   Form 20-F – December 2013

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

As of December 31, 2013, of our provision of R$13,753 million, 18.3% related to labor matters, 27.7% related to civil liability cases and 54.0% related to tax issues. For additional information, see Note 38 to our consolidated financial statements in "Item 18. Financial Statements."

Probable losses recognized in our consolidated financial statements refer to litigation related to: (i) inflation adjustments; and (ii) legality of certain taxes and contributions. The remaining litigation, where the probability of loss is considered as possible based on our judgment using available information, are related to tax assessments, in the amount of R$4,311 million as of December 31, 2013 (R$2,540 million in 2012). We believe these assessments are inconsistent with current law and are therefore not recognized in our consolidated financial statements.

We believe that as of December 31, 2013, we have set aside sufficient funds as provisions to cover our probable losses from litigation, subject to the inflation-indexation requirement for provisions relating to certain tax matters.

Labor matters – The labor matters in which we were involved during the year ended December 31, 2013, are mainly  claims from former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings requiring judicial deposits to guarantee the execution of the judgment, the amount of labor provisions are recorded considering the estimated loss of these deposits. For other proceedings, the provision is recorded based on the average of payments made for claims settled in the last 12 months. Overtime is controlled through the use of electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

Tax-related matters – We are also a party to a number of judicial lawsuits and administrative proceedings, mainly involving issues related to constitutionality and fair interpretation of some tax requirements. Some claims aim at the non-payment of taxes with which we do not agree, while others aim at recovering taxes we understand have already been paid or unduly paid. The amounts we have not paid in view of these claims have in general been provisioned in conformity with applicable accounting rules and are restated based on criteria established by tax legislation. On the other hand, those taxes to be refunded are only recorded upon final and unappealable judgment recognizing our right. See Note 17 to our consolidated financial statements for a description of our most relevant tax claims.

Civil matters – We are a party to various civil lawsuits, although none of them are material. Lawsuits consist mainly of claims for indemnification for presumed damages caused during the ordinary course of business activities and cases where inflation indices were not applied to the adjustment of saving accounts as a result of economic plans, although we complied with the law in force at the time. For more information on lawsuits in relation to economic plans, see “Item 3.D. Risk Factors - Risks relating to Bradesco and the Brazilian banking industry - The Brazilian Supreme Court and Brazilian Superior Court of Justice are currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses.”

Probable risk cases are all provisioned, and do not incur in a material adverse effect on our results of operations or financial position.

Other matters – We  are currently not subject to any significant disputed processes with the Central Bank, CVM, ANS or SUSEP. We comply with all regulations applicable to the business, issued by the aforementioned regulatory bodies.

     Bradesco  175

Form 20-F

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

8.B. Significant Changes

See "Item 4.A. History, Development of the Company and Business Strategy-Recent Acquisitions."

176   Form 20-F – December 2013

Form 20-F

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ADSs are traded on the NYSE, under the symbols “BBD” (preferred share ADSs) and “BBDO” (common share ADSs).

Our preferred share ADSs were first listed on the NYSE in 2001.  Each preferred share ADS corresponds to one preferred share.

In March 2013, a special shareholders' meeting approved a capital increase, with the capitalization of profits reserve and consequent 10% bonus in shares, pursuant to which our shareholders received one new share for each 10 existing shares of the same type they held.

Bradesco's shares are part of Brazil’s main stock indexes, including the Ibovespa (a gross total return index weighted by traded volume which comprises the most liquid stocks traded on BM&FBOVESPA), the IBrX-50 (an index that measures the total return of a theoretical portfolio comprising 50 shares selected among the most traded shares on BM&FBOVESPA), ISE (Corporate Sustainability Index), the ITAG (Special Tag-Along Stock Index), IGC (Special Corporate Governance Stock Index), IFNC (Financial Index which comprises banks, insurance and financial companies), the ICO2 (index comprising shares of the companies that are part of the IBrX-50 index and that accepted to take part in this initiative by adopting transparent greenhouse gas emission practices) and the Mid-Large Cap Index – MLCX (that measures the return of a portfolio composed of the highest cap companies listed). Abroad, Bradesco shares are listed on NYSE’s Dow Jones Sustainability World Index and the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

In January 2012, the Central Bank authorized Bradesco to create an ADR program for its common shares in the U.S. market. As part of this authorization, and after Brazilian government had affirmed it as being in its interest, the Central Bank increased the limit of foreign interest in Bradesco's capital stock from 14% to 30%. The increase in the limit of foreign interest in our common shares did not alter Bradesco's ownership or control structure. In March 2012, our common share ADSs  became listed on the NYSE under the symbol "BBDO." Each common share ADS corresponds to one common share.

     Bradesco  177

Form 20-F

The following tables show, for the indicated period, the reported high and low sale prices in nominal reais for the preferred and common shares on BM&FBOVESPA:

	in R$		Average monthly trading volume (1)
	Price per Preferred share (1)
	High	Low	Shares (in units)
2009	38.70	19.32	107,090,125
2010	38.04	28.06	88,557,367
2011	33.99	25.12	118,593,358
2012
1st Quarter	33.31	29.97	129,242,967
2nd Quarter	32.25	26.60	142,403,767
3rd Quarter	36.30	28.55	127,563,700
4th Quarter	37.02	30.92	118,526,533
2013
1st Quarter	38.47	32.15	137,014,300
2nd Quarter	35.38	27.23	162,291,467
3rd Quarter	31.84	25.50	180,126,767
4th Quarter	33.27	27.80	145,250,067
2014
January	29.25	25.34	156,825,800
February	27.80	25.02	157,963,000
March	31.23	26.24	185,967,800
(1) Prices and amounts not adjusted by income and other corporate events.
Source: Economatica.

	in R$
	Price per Common share (1)		Average monthly trading volume (1)
	High	Low	Shares (in units)
2009	31.35	16.77	10,501,842
2010	31.00	22.51	12,668,583
2011	28.49	21.13	17,462,342
2012
1st Quarter	28.61	24.58	15,987,433
2nd Quarter	27.43	22.57	15,808,267
3rd Quarter	29.19	23.71	10,604,100
4th Quarter	36.12	25.41	48,964,900
2013
1st Quarter	38.16	32.91	34,324,367
2nd Quarter	36.07	29.39	30,998,833
3rd Quarter	36.58	28.24	38,165,200
4th Quarter	37.36	30.39	26,779,867
2014
Janury	32.07	27.89	26,083,000
February	29.89	27.13	21,829,300
March	34.00	27.82	21,102,700
(1) Prices and amounts not adjusted by income and other corporate events.
Source: Economatica.

178   Form 20-F – December 2013

Form 20-F

The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the preferred share ADSs on the NYSE:

	in U$$		Average monthly trading volume (1)
	Price per preferred share ADS (1)
	High	Low	Preferred share ADS (in units)
2009	22.70	7.81	194,444,146
2010	22.54	15.17	201,935,999
2011	21.34	13.98	215,247,685
2012
1st Quarter	19.10	16.56	162,331,913
2nd Quarter	17.75	13.17	229,869,523
3rd Quarter	18.00	13.95	186,858,887
4th Quarter	17.78	15.16	151,654,872
2013
1st Quarter	19.17	16.18	129,409,928
2nd Quarter	17.79	12.15	153,770,372
3rd Quarter	14.45	11.29	200,977,336
4th Quarter	15.41	11.83	152,558,014
2014
January	12.26	10.44	168,896,223
February	11.89	10.23	172,447,710
March	13.81	11.08	193,972,330
(1) Prices and amounts not adjusted by income and other corporate events.
Source: Economatica.

Our common share ADSs have been traded on the NYSE since March 2012. The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the common share ADSs on the NYSE:

	in U$$		Average monthly trading volume (1)
	Price per common share ADS (1)
	High	Low	Common share ADS (in units)
2012
1st Quarter	16.89	14.92	198,999
2nd Quarter	15.23	11.45	20,745
3rd Quarter	15.40	12.36	5,543
4th Quarter	17.29	12.35	47,764
2013
1st Quarter	19.50	16.54	23,027
2nd Quarter	18.95	13.38	42,217
3rd Quarter	16.75	11.30	135,428
4th Quarter	17.17	12.91	34,974
2014
January	13.75	11.61	47,650
February	13.28	11.50	54,400
March	15.00	11.85	87,780
(1) Prices and amounts not adjusted by income and other corporate events.
Source: Economatica.

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

Our preferred share ADSs and common share ADSs are represented by preferred share ADRs and common share ADRs, respectively. Our preferred share ADSs and common share ADSs may be held in registered form with the depository – The Bank of New York Mellon – or in book entry form through financial institutions that are members of the "Depository Trust Company" or DTC. The depositary bank, as registrar, performs the services of transfer of the preferred share ADRs and common share ADRs. Title to an preferred share ADR or common share ADR (and to each preferred share ADS or common share ADS evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a certificated security under the laws of the State of New York. Holders of the preferred share ADRs and common share ADRs who transfer their preferred share ADRs and common share ADRs may be required to:

     Bradesco  179

Form 20-F

•      reimburse the depositary bank for any taxes, governmental charges or fees the depositary bank has paid;

•      pay any transfer fees as required by the deposit agreements;

•      produce satisfactory proof of identity and genuineness of their signatures or any other documents required by the deposit agreements;

•      comply with any United States, Brazilian or other applicable laws or governmental regulations; and

•      comply with such reasonable regulations, if any, as we and the depositary bank may establish consistent with the deposit agreements.

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

The holders of the preferred share ADSs and common share ADSs have the rights corresponding to the underlying shares, subject to the Deposit Agreements. Owners of the preferred share ADSs and common share ADSs are parties to the Deposit Agreements and therefore are bound to its terms and to the terms of the preferred share ADRs and common share ADRs that represent, respectively, the preferred share ADSs and common share ADSs.

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

The BM&FBOVESPA is less liquid than the NYSE or other major exchanges in the world. As of December 31, 2013, the aggregate market capitalization of the 363 companies listed on the BM&FBOVESPA, was equivalent to approximately US$1.0 trillion and the ten largest companies listed on the BM&FBOVESPA represented approximately 51.2% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2013, we accounted for approximately 5.3% of the market capitalization of all listed companies on the BM&FBOVESPA.

180   Form 20-F – December 2013

Form 20-F

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a "non-Brazilian holder") is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689/00 of the CMN. This Resolution requires that securities held by non-Brazilian holders be maintained in the custody of or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, Resolution No. 2,689/00 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, according to Resolution No. 2,689/00, non-Brazilian holders may not transfer to other non-Brazilian holders the ownership of investments. See "Item 10.D. Exchange Controls" for further information about Resolution No. 2,689/00, and "Item 10.E. Taxation-Brazilian tax considerations-Taxation of gains" for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689/00.

Corporate governance practices of BM&FBOVESPA

In 2000, BM&FBOVESPA introduced three special listing segments known as “Levels 1 and 2 of Differentiated Corporate Governance Practices and Novo Mercado" with the purpose of stimulating the secondary market of securities issued by Brazilian companies listed on BM&FBOVESPA, encouraging these companies to follow good corporate governance practices. BM&FBOVESPA subsequently introduced a new segment called "Bovespa Mais," specifically for small- and medium-scale companies. The listing segments were designed for the trading of shares issued by companies that voluntarily commit themselves to follow corporate governance practices and disclosure requirements beyond those required by Brazilian legislation. These rules generally increase shareholders' rights and increase the quality of the information made available to shareholders. Newly amended rules for Levels 1 and 2 of Differentiated Corporate Governance Practices came into effect in May 2011.

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

     Bradesco  181

Form 20-F

In June 2001, we executed an agreement with BM&FBOVESPA to list our shares in the "Level 1"  segment, effective immediately after the disclosure of the offer's opening date in Brazil. We agreed to comply with and continue to comply with all of the "Level 1"  listing requirements.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

For more information on our share capital, see Note 39 to our consolidated financial statements in "Item 18. Financial Statements."

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

Allocation of net income and distribution of dividends

Our Bylaws, in conformity with BR GAAP, require the Board of Directors to recommend, at each annual general shareholders' meeting, the allocation of net income for the fiscal year as follows:

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

182   Form 20-F – December 2013

Form 20-F

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

In March 2013, the Central Bank issued several rules related to the implementation of the Basel III Accord requirements in Brazilian banks. Pursuant to Resolution 4,193/13, the Central Bank now has the power to intervene in a financial institution in breach of the additional capital requirements to limit the distribution of dividends and payment of extraordinary amounts to the institution’s officers and directors. Such restriction could be applied proportionally to the difference between the required additional capital and the actual additional capital, as follows: (i) if the actual capital is inferior to 25% of the required capital, restriction of up to 100% on distributions; (ii) if the actual capital is 25% or higher and below 50% of the required capital, restriction of up to 80% on distributions; (iii) if the actual capital is 50% or higher and below 75% of the required capital, restriction of up to 60% on distributions; and (iv) if the actual capital is 75% or higher and below 100% of the required capital, restriction of up to 40% on distributions. We are currently in compliance with all capital requirements.

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

The Board of Directors, or, in some specific situations set forth in the Brazilian Corporate Law, the shareholders, may call our general shareholders' meetings. A shareholder may be represented at a general meeting by an attorney-in-fact so long as the attorney-in-fact was appointed within less than a year of the assembly. The attorney-in-fact must be a shareholder, a member of our management, a lawyer or a financial institution. The power of attorney given the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

     Bradesco  183

Form 20-F

In order for a general shareholders’ meeting to validly take any action, shareholders representing at least one quarter of our issued and outstanding common shares must be present at the assembly. However, in the case of a general meeting to amend our Bylaws, shareholders representing at least two-thirds of our issued and outstanding common shares must be present. If no such quorum is verified, the Board of Directors may call a second meeting by notice given at least eight calendar days prior to the scheduled assembly and otherwise in accordance with the rules of publication described above. The quorum requirements will not apply to a second general meeting, subject to the quorum requirements applicable to the first one.

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

184   Form 20-F – December 2013

Form 20-F

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

•      accept or reject the valuation of assets contributed by a shareholder in consideration for issuance of capital stock; and

•      approve corporate restructurings, such as takeovers, mergers and spin-offs; dissolve or liquidate, elect or dismiss our liquidators or examine their accounts.

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

You may not be able to exercise the preemptive rights relating to the shares underlying your ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. The contractual arrangements governing the ADSs provide that the custodian of the shares underlying the ADSs may, if possible, transfer or dispose of the preemptive rights. Such contractual arrangements related to the ADSs, provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs. Its distribution by the depositary bank to holders of preferred or common share ADSs is net of any fees due to the custodian and the depositary bank. For more details see "Item 3.D. Risk Factors - Risks relating to our shares, preferred share ADSs and common share ADSs.”

Right of withdrawal

Brazilian Law provides that under certain circumstances a shareholder has the right to withdraw his or her equity interest from a company and to receive a payment for the portion of equity attributable to his or her equity interest.

This right of withdrawal may be exercised:

     Bradesco  185

Form 20-F

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

186   Form 20-F – December 2013

Form 20-F

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

-      the change in accounting criteria;

-      the debt renegotiation;

-      the change in rights and advantages attached to the securities of a company;

     Bradesco  187

Form 20-F

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

Disclosure of periodic information

In December 2009, the CVM issued Instruction No. 480/09 that addresses, among other topics, the issuance of securities and periodic disclosure of information by companies that have their securities traded on the Brazilian market. As a result of this rule, Brazilian issuers must file a “Reference Form” with the CVM every year, a document similar to a securities distribution prospectus and to a “Form 20-F,” providing several detailed aspects of the company's operations and administration. Furthermore, the rules related to financial statements and information disclosure were improved and the management's responsibility for the information provided was increased. As a result, the quantity and quality of information provided to the Brazilian market and to CVM has increased considerably, reinforcing the transparency of our activities for the local investor. In addition, new issuances for companies already listed were made easier. Instruction No. 480/09 is periodically changed by CVM.

Disclosure of operating information to the public

CMN rules determine that financial institutions should establish a formal policy approved by its board of directors or, in its absence, by its board of executive officers, for disclosure of information referring to risk management, determination of amount of risk-weighted assets and adequacy of Regulatory Capital. In October 2013, pursuant to Circular 3,678, the Central Bank established the current standards on disclosure of this information to the public.

188   Form 20-F – December 2013

Form 20-F

Regulations and restrictions on non-Brazilian holders

The Brazilian Constitution bars any increase in foreign interest in the share capital of financial institutions headquartered in Brazil. However, because we are a publicly-traded financial institution, non-Brazilian holders of our preferred shares benefit from an exception to this provision. Accordingly, foreign holders face no legal restrictions on the ownership of our preferred shares or of preferred share ADSs, and are entitled to all the rights and preferences of such preferred shares. Furthermore, in accordance with the Central Bank authorization for the ADR program for common shares in the U.S. market, foreigners can hold up to 30% of our total common shares.

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

Rights of the holders of our ADSs

Holders of our ADSs are not treated as our shareholders and do not have the same rights that our shareholders have.  The depositary bank will hold the preferred shares and common shares that underlie the preferred share ADSs and common shares ADSs, respectively, through a custodian in accordance with the provisions of the Deposit Agreements.  The rights of our ADS holders are governed by the Deposit Agreements, which are New York law governed contracts.  In contrast, the rights of our shareholders are provided for by Brazilian law.

Holders of our ADSs will receive notifications and voting instructions in relation to any meetings only if we authorize and direct the depositary bank to distribute such information to the holders.  If we do not provide that authorization and direction to the depositary bank, holders of ADSs will not be able to vote at our meetings, or otherwise, unless they surrender their preferred share ADSs or common share ADSs and receive the underlying preferred shares or common shares, as applicable, in accordance with the terms of the applicable Deposit Agreement.  If we authorize and direct the depositary bank to distribute voting instructions to our ADS holders, such holders may guide the depositary bank to vote in accordance with the number of shares represented by their ADSs.  See "Item 3.D — Risk Factors — Risks relating to our shares and ADSs — The Deposit Agreements governing the ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; there are also practical limitations on any ability to vote we may give such holders."

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

     Bradesco  189

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

190   Form 20-F – December 2013

Form 20-F

The registered capital for each share purchased in Brazil and deposited with the custodian is equal to its purchase price (informed in U.S. dollars). If ADS holder chooses to cancel ADSs in exchange for the underlying shares, the investment in the shares may be registered with the Central Bank. This registration is necessary for the holder to receive dividends or proceeds from the sale of the shares outside of Brazil.

Pursuant to Resolution No. 2,689/00, the registration of a foreign investment is made electronically by the local representative of the foreign investor. The registered capital for a share withdrawn from the depositary bank upon cancellation of an ADS will be the U.S. dollar equivalent of:

•      the average price of the underlying share on the stock exchange on the date of withdrawal; or

•      if no shares were sold on that day, the average price on the stock exchange in the 15 trading sessions immediately preceding the withdrawal.

When a holder of ADSs exchanges ADSs for the underlying shares, the holder is entitled to either:

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

10.E. Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our shares and  ADSs. However, it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our shares and/or  ADSs. Accordingly, prospective purchasers of our shares or  ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of our shares and/or ADSs.

This summary is based upon the tax laws of Brazil and the United States in effect on the date hereof, which are subject to change.

Currently, there is no income tax treaty for double taxation between Brazil and the United States. However, due to the reciprocity of treatment in the United States, the Brazilian tax authority assures to residents in Brazil the right to deduct, from the income tax due, the amount of tax levied on income that has already been paid in the United States. Although the tax authorities of the two countries have had discussions that may culminate in such a treaty, no assurance can be provided regarding the possibility of a treaty of this kind or how it will affect the U.S. holders of our shares or ADSs. Accordingly, prospective holders of our shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of shares or ADSs in their particular circumstances.

Brazilian tax considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of our shares or ADSs by a holder not residing in Brazil. This discussion does not analyze all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each holder not residing in Brazil should consult its own tax advisor about the Brazilian tax consequences of investing in our shares or ADSs.

Taxation of dividends

Dividends from profits of years beginning on or after January 1996 that we pay to any beneficiary, including depositary banks in respect of our shares underlying preferred share ADSs or common share ADSs and/or a holder not residing in Brazil in respect of such shares are not subject to Brazilian withholding income tax. Only dividends paid from profits generated prior to January 1996 are subject to Brazilian withholding income tax unless the amount of the dividend is used to increase our capital and these shares are not redeemed for a period of five years. Pursuant to Brazilian law, we are responsible for withholding and paying any tax on dividends we distribute.

     Bradesco  191

Form 20-F

Distributions of interest on equity

Brazilian corporations may, subject to certain limitations, make payments to shareholders in the form of interest on equity, as an alternative to distributing dividends. The principal difference between dividends and interest on equity is their tax treatment.

Dividends payments are not deductible for income tax purposes. On the other hand, for determination of the income tax due by a Brazilian legal entity, we may deduct distributions of interest on equity paid to Brazilian and holders not residing in Brazil of preferred and common shares, including payments to the depositary bank in respect of our shares underlying ADSs, up to an interest rate which does not exceed the pro rata die fluctuation of the rate of the federal government's long-term interest rate, known as the TJLP, applied on the equity and determined using accounting practices adopted in Brazil. The total amount distributed as interest on equity, which may be deducted from the calculation basis of income tax and social contribution tax, may not exceed the greater of:

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

Following the enactment of Provisional Measure no. 627/13, for calendar years 2008 to 2013 and calculation of above limits, the legal entity may use accounts of shareholders' equity measured in accordance with provisions of Law no. 6,404/76. However, when calculating the portion to deduct, shareholders' equity accounts will not consider values related to valuation adjustments to equity deriving from evaluation at fair value (Article 182, paragraph 3, of Law No. 6,404/76).

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

Amounts paid as interest on equity (net of withholding tax owed) may be treated as payments in respect of the mandatory dividends we are obligated to distribute to our shareholders in accordance with our bylaws. Distributions of interest on equity in respect of the shares, including distributions to the depositary bank in respect of the shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Payments of interest on equity are decided by the Board of Directors on the basis of recommendations of our Board of Executive Officers.

Our Board of Directors has traditionally approved the distribution of the maximum amount of interest on equity permitted by law.

Taxation of gains

Gains realized outside Brazil by a holder not residing in Brazil on the disposition of ADSs or shares to another non-Brazilian holder are not subject to Brazilian tax.

Gains realized by individuals residing in Brazil on any disposition of shares in Brazil are subject to tax at the following rates:

•      20.0% if the transaction is "day-traded" on a stock exchange; or

•      15.0% for all other cases.

192   Form 20-F – December 2013

Form 20-F

Earnings from "day trading" on stock exchanges, commodities and futures, or similar exchanges, are also subject to withholding income tax at a 1.0% rate, and this tax may be deducted from tax on net gains determined in the month.

As of January 2005, the disposal amounts from trading on stock exchanges, commodities and futures and similar exchanges, except day trades (which remain subject to taxation as mentioned above) are subject to 0.005% of withholding income tax. However, gains realized by individuals from share transactions at stock exchange or over-the-counter demand markets are exempt if total disposals of this asset during the month does not exceed R$20,000.  This tax does not apply to transactions by foreign investors registered with the Central Bank pursuant to CMN Resolution No. 2,689/00, except for foreign investors living in a country considered to be a "tax haven."

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

Gain on the disposition of shares is measured by the difference in U.S. dollars between the amount in foreign currency received on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation and converted into the foreign currency based on the exchange rate published by Central Bank on the date the acquisition was made. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of their effective cost as shown by valid documentation or, in its absence, on the basis of the foreign currency amount registered with the Central Bank. See "Item 10.D. Exchange Controls."

Except for the international avoidance of double taxation tax treaty signed with Japan, Brazil's other signed international tax treaties do not grant relief from taxes on gains realized on sales or exchanges of shares. Gains realized by a non‑Brazilian holder upon the redemption of shares would be treated as gains from the disposition of such shares to a Brazilian resident occurring off a stock exchange and would accordingly be subject to income tax at a rate of 15.0% (except for tax haven residents, for the inflow of direct investments to Brazil under the regime of Law No. 4,131/62, in which the applicable rate would be 25%).

Any exercise of preemptive rights relating to the shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the shares will be treated differently for Brazilian tax purposes depending on whether:

(i)     the sale or assignment is made by, or on behalf of, the depositary bank or the investor; and

(ii)    the transaction takes place on a Brazilian stock exchange.

Other Brazilian taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares or ADSs by a holder not residing in Brazil, with the exception of gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not residing or domiciled in Brazil or in the relevant state to individuals or entities that are residing or domiciled within such state in Brazil. There are no Brazilian stamps, issue, registration or similar taxes or duties payable by holders of the shares or ADSs.

Tax on Financial Transactions (Imposto Sobre Operações Financeiras, or IOF) is a tax on loans and advances, foreign exchange transactions, insurance and trading in securities. The Minister of Finance sets the rate of the IOF subject to a 25.0% ceiling. Although the taxpayer is the one conducting the financial transaction subject to taxation, the tax is usually collected by the financial institution involved, if applicable.

In January 2008, the Brazilian government raised the IOF rate on certain transactions to offset lost revenue due to the revocation of CPMF tax.

     Bradesco  193

Form 20-F

IOF may be levied on a variety of forex transactions, including the conversion of Brazilian currency into any foreign currency for the payment of dividends and repatriation of capital invested in our ADSs.

The IOF tax rate on such transactions is generally 0.38% but can be reduced to 0% in certain situations, such as: (i) distribution of dividends and interest on equity; and (ii) return of funds used in financial and capital markets.

Since June 2013, the IOF rate of forex transactions for inflow of funds in the country, including through simultaneous operations carried out by foreign investors to be invested in financial and capital markets is 0%.

The IOF rate is 0% specifically for foreign exchange transactions conducted by foreign investors relating to: (i) funds transferred from other countries to Brazil to be invested in equities on the stock exchange or futures and commodities exchange, except for derivatives trades that result in predetermined yields; (ii) funds coming into Brazil to acquire shares in a registered public offering or exempted from CVM registration or for subscription of shares, provided that, in both cases, issuers are registered for trading on exchange; (iii) funds coming into Brazil to acquire shares in equity funds, funds investing in emerging companies, or investment funds holding shares of the above funds ("funds of funds") as per CVM authorization; (iv) funds coming to Brazil through cancelled depositary receipts to be invested in shares traded on exchange, and (v) funds coming to Brazil arising from altered arrangements for foreign investors, direct investment, addressed by Law n. 4,131/62, and to be invested in shares traded on exchange.

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

During the same month, the tax rate upon settlement of foreign exchange operations contracted as from March 2011, related to the liquidation of exchange operation for the flow of funds into the country was raised to 6.0%, including those carried out by way of simultaneous operations related to foreign loans subject to registration with the Central Bank, raised directly or through the issue of securities in the international market, with the minimum average period of: up to 360 days, and for transactions contracted beginning as of April 2011, minimum average period was altered from up to 360 days to up to 720 days.

In March, 2012, this minimum average period was raised to to 1,800 days. In June, 2012, minimum average period was reduced to 720 days and, beginning in December, 2012, minimum average period was again reduced to 360 days.

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

As of November 2009, the Brazilian government made use of this prerogative to raise the IOF rate from 0% to 1.5% on transactions assigning shares of any type (including preferred shares) traded on a stock exchange in Brazil, with the specific purpose of backing an ADS issuance. As from December, 2013, the rate levied on the transfer of shares which are admitted to trading on a stock exchange located in Brazil was reduced to zero, with the specific purpose of backing the issuance of depositary receipts - DR traded abroad.

Beginning September, 2011, IOF tax has been levied on transactions involving derivative contracts. The tax will be levied at a rate of 1% on the adjusted notional amount for the acquisition, sale or maturity of financial derivative contracts entered into in Brazil that individually lead to an increased short foreign currency exposure or reduced long foreign currency exposure.

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

194   Form 20-F – December 2013

Form 20-F

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

As of December, 2011, the legislation set forth the levying of IOF, at the rate of 0%, in the case of settlement of exchange transactions contracted by foreign investors to the entry of resources in Brazil, to purchase bonds or securities issued in accordance with the Articles 1 and 3 of Law No. 12,431/11.

IOF on transactions with securities is also levied  on transactions carried out in the fixed income market and at redemption of investment fund shares and investment club shares. IOF is levied on redemption, granting or renegotiation value, limited to transaction earnings, based on period. For more information on financial investment funds and equity funds, see “Regulation and Supervision – Asset management regulation.”  The rate of IOF payable in such cases is 1.0% per day and decreases with the duration of the transactions, reaching zero for transactions with maturities of at least 30 days, except that the rate is currently 0% for the following types of transactions:

•      transactions carried out by financial institutions and other institutions authorized by the Central Bank;

•      portfolio transactions carried out by mutual funds or investment clubs;

•      transactions in equity markets, including stock, futures and commodities exchanges and similar entities;

•      redemption of shares from investment funds and investment clubs, considered as such by income tax law;

•      Certificate  of Agribusiness Credit Rights –  CDCA, with Letter of Agribusiness Credit - LCA,  and with Certificate of Agribusiness Receivables – CRA, established by Article 23 of Law No. 11,076/04; and

•      debentures pursuant to Article 52 of Law No. 6,404/76, Real Estate Receivables Certificates mentioned in Article 6 of Law No. 9,514/97, and Financial Letters mentioned in Article 37 of Law No. 12,249/10.

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

U.S. federal income tax considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of the shares and ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of the shares and ADSs. This summary applies only to purchasers of the shares and ADSs who will hold the shares and ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10.0% or more of our shares (taking into account shares held directly, through depositary arrangements or through attribution), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in the shares or ADSs on a mark-to-market basis, and persons holding the shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction. Accordingly, each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in the shares or ADSs.

In this discussion, references to a "U.S. holder" are to a holder of a share or ADS: (i) that is a citizen or resident of the United States; (ii) that is a corporation organized under the laws of the United States of America or any state thereof; or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the shares and ADSs.

     Bradesco  195

Form 20-F

The shares will be treated as equity for U.S. federal income tax purposes. For purposes of the U.S. Internal Revenue Code of 1986, as amended, or the "Code," holders of ADSs generally will be treated as owners of the shares represented by such ADSs.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at reduced rates if the dividends are "qualified dividends." Dividends paid on the ADSs will be treated as qualified dividends if: (i) the ADSs are readily tradable on an established securities market in the United States; and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on existing guidance, it is not clear whether dividends received with respect to the shares will be treated as qualified dividends, because the shares themselves are not listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of the shares or ADSs, and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and the shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances.

Based on our audited financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 to 2013 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2014  taxable year. Our belief that we are not, and will not in the future be, a PFIC is based on certain Proposed Treasury Regulations dealing with non-U.S. banks. Such regulations are not final and are subject to modification, in which case our determination regarding PFIC status may be different.

Distributions out of earnings and profits with respect to the shares and ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for the purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the shares or ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder's expected economic profit is not substantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of additional shares to holders with respect to their shares or  ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Holders of shares or ADSs that are foreign corporations or nonresident alien individuals, or "non-U.S. holders," generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

196   Form 20-F – December 2013

Form 20-F

Taxation of capital gains

Upon the sale or other disposition of a share or ADS, a U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the shares or ADSs and the U.S. holder's tax basis in the shares or  ADSs. Such gain or loss generally will be subject to U.S. federal income tax as capital gain or loss and will be long-term capital gain or loss if held for more than one year. Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of shares or ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a share or ADS unless: (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Backup withholding and information reporting

Dividends paid on income for the year, and proceeds from the sale or other disposition of theADSs or the shares to a U.S. holder, generally may be subject to the information reporting requirements of the Code and to backup withholding unless the U.S. holder (i) establishes, if required to do so, it is an exempt recipient or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the U.S. Internal Revenue Service.

A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Certain U.S. holders may be subject to additional reporting requirements. The penalty for failing to comply with these reporting requirements can be significant. U.S. holders should consult their own tax advisors concerning any U.S. reporting requirements that may arise out of the ownership or disposition of the shares or  ADSs in light of their particular circumstances.

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

     Bradesco  197

Form 20-F

10.I. Subsidiary Information

For information on subsidiaries, see "Item 4.B. Business Overview-Main Subsidiaries" and Note 2(a) of our consolidated financial statements in "Item 18. Financial Statements.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk

Market risk is represented by the possibility of financial losses due to the variation of prices and interest rates of our financial assets, since its active and liability portfolios may have mismatches of periods, currencies and indexes. We are exposed to market risk, both in our negotiation and position activities. Main market risks that we do not face are interest rate risk and foreign exchange risk.

We use the sensitivity analysis methodology set forth below for evaluating our market risk. Our sensitivity analyses evaluate the potential loss on future earnings resulting from hypothetical changes in interest rates and foreign currency exchange rates, price indices and variable income.

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

Risk Factor	Market as of December 31, 2013	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/USD	2.36	2.39	2.95	3.54
1-year fixed rate in reais	10.58%	10.59%	13.23%	15.87%
Shocks were also applied to other risk factors and terms of the interest curves.

198   Form 20-F – December 2013

Form 20-F

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	On December 31, 2013	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(7,177)	(1,942,202)	(3,739,065)
Price Index	Exposure subject to the variation of price index coupon rates	(14,665)	(2,100,989)	(3,876,937)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(371)	(49,769)	(91,023)
Foreign currency	Exposure subject to foreign exchange variation	(11,161)	(253,210)	(482,709)
Variable income	Exposure subject to the variation of share prices	(22,002)	(550,045)	(1,100,090)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(764)	(50,300)	(96,883)
Other	Exposure not eligible in the previous definitions	(397)	(9,939)	(19,877)
Total not correlated		(56,537)	(4,956,454)	(9,406,584)
Total correlated		(39,608)	(4,078,197)	(7,698,477)
(1) Amounts net of tax effects.

It is worth mentioning that the impacts of financial exposures from the banking portfolio (particularly interest rate and price index), would not necessarily represent potential accounting loss. This occurs because part of the loan and advances operations in our banking portfolio is financed  by demand and/or savings deposits, which are natural hedges for any variations in interest rates, as well as the fact that variations in interest rates do not represent material impact on our results, since it is intended to hold loan and advances up to maturity.

Banking portfolio	On December 31, 2013	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(6,070)	(1,642,774)	(3,161,070)
Price index	Exposure subject to the variation of price index coupon rates	(14,030)	(2,011,241)	(3,701,648)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(26)	(2,241)	(4,316)
Foreign currency	Exposure subject to foreign exchange variation	(5,396)	(110,947)	(197,534)
Variable income	Exposure subject to the variation share prices	(21,706)	(542,638)	(1,085,275)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(322)	(10,258)	(20,163)
Other	Exposure not eligible in the previous definitions	(393)	(9,816)	(19,632)
Total not correlated		(47,943)	(4,329,915)	(8,189,638)
Total correlated		(34,247)	(3,611,805)	(6,791,156)
(1) Amounts net of tax effects.

     Bradesco  199

Form 20-F

Below we present the sensitivity analysis exclusively for the trading portfolio, which represents exposure that may materially impact our results, and it is worth mentioning that the results disclose the impacts for each scenario at a still position of the portfolio. The dynamism of the market causes these positions to continually change and not necessarily reflect today the position shown here. Additionally, as discussed above, we have an ongoing market risk management process that continually seeks methods to mitigate related risks, according to a strategy determined by Senior Management. Accordingly, in the event of indications that a certain position is deteriorating, proactive actions  are made  to minimize any possible negative impacts, in order to maximize our risk - return ratio.

Trading Portfolio	On December 31, 2013	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(1,161)	(314,600)	(610,764)
Price index	Exposure subject to the variation of price index coupon rates	(714)	(101,267)	(196,397)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(378)	(51,033)	(93,293)
Foreign currency	Exposure subject to foreign exchange variation	(6,050)	(148,787)	(297,318)
Variable income	Exposure subject to the variation share prices	(920)	(23,008)	(46,016)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(590)	(43,582)	(83,593)
Other	Exposure not eligible in the previous definitions	(20)	(505)	(1,010)
Total not correlated		(9,833)	(682,782)	(1,328,391)
Total correlated		(7,434)	(509,080)	(991,248)
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

The main purpose is to monitor, validate and evaluate the VaR model's adherence and the number of breaks occurred should be in line with the number of breaks accepted by the statistical tests carried out for the required level of confidence (99%). In 2013, both hypothetical and effective results exceeded respective VaR by seven times, just one exception above limits defined in statistical tests applied to the model, despite strong fluctuations in local interest market that occurred mainly in the first half  of 2013.

In 2013, VaR of the trading portfolio, at one-day horizon and net of tax effects, presented maximum value of R$264 million in the second quarter of the year, and average from R$ 39 million to R$185 million, respectively in the fourth and second quarters of 2013. Risk increased in the beginning of the period, mainly due to greater exposure and volatility of risk factor in Brazilian reais interest rates. However, in the last quarter, the risk level decreased in comparison to the same period of 2012 due to a decrease in exposure in Brazilian reais interest rates.

200   Form 20-F – December 2013

Form 20-F

The following tables show value at risk using the VaR methodology:

	R$ in thousands
	January, February and March			At March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	83,570	21,943	156,889	150,898
Foreign exchange coupon	6,488	5,293	7,382	7,000
Foreign currency	7,446	208	18,042	1,346
Variable income	5,525	3,703	9,154	5,461
Sovereign risk	10,769	5,387	14,738	14,738
Total VaR	88,852	35,594	159,642	153,904

	R$ in thousands
	April, May and June			At June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	181,330	86,622	259,870	157,784
Foreign exchange coupon	8,583	5,791	14,483	13,752
Foreign currency	5,903	217	14,026	573
Variable income	7,007	3,754	12,992	6,425
Sovereign risk	16,844	9,876	31,643	16,668
Total VaR	185,072	101,170	264,305	161,583

	R$ in thousands
	July, August and September			At September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	93,442	26,561	158,163	44,984
Foreign exchange coupon	15,412	9,412	19,180	9,412
Foreign currency	5,381	487	15,826	6,701
Variable Income	3,938	102	11,765	756
Sovereign risk	11,133	2,189	19,799	6,396
Total VaR	98,649	22,464	167,484	41,807

	R$ in thousands
	October, November and December			At December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	37,101	13,858	57,989	33,047
Foreign exchange coupon	7,035	4,747	9,023	4,999
Foreign currency	3,290	77	11,131	10,387
Variable Income	572	48	1,851	476
Sovereign risk	5,716	4,362	7,564	6,310
Total VaR	39,076	16,116	60,609	40,942

     Bradesco  201

Form 20-F

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2013:

Value at Risk (R$ in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	% Events
Up to R$40	22.6%	0.0%	9.1%	73.8%	26.4%
Over R$40 up to R$80	30.6%	0.0%	47.0%	26.2%	26.0%
Over R$80 up to R$120	27.4%	10.8%	27.3%	0.0%	16.3%
Over R$120 up to R$180	19.4%	63.1%	16.7%	0.0%	24.8%
Over R$180	0.0%	26.2%	0.0%	0.0%	6.6%

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

From January 1 to December 31, 2013, we received from our depositary bank the amount of US$13.3 million, as reimbursement or payment made in our favor.

202   Form 20-F – December 2013

Form 20-F

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Financial responsibility, disclosure controls and procedures, and report on internal control over financial reporting.

(a)        Disclosure controls and procedures

As of December 31, 2013, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Articles 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 of the SEC) were carried out under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and it may not prevent or identify deficiencies. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Our Management made an assessment of the effectiveness of our internal control over consolidated financial reporting as of December 31, 2013 based upon the framework "Enterprise Risk Management – Integrated Framework"  established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and has concluded that our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting, as of December 31, 2013, has been audited by KPMG Auditores Independentes, a PCAOB-registered independent accounting firm, as stated in their report beginning on page F-3 of "Item 18. Financial Statements."

(c)        Attestation report of the independent registered public accounting firm

For the report of KPMG Auditores Independentes, our PCAOB-registered independent accounting firm, dated April 30, 2014, on the effectiveness of the internal control over financial reporting as of December 31, 2013, see "Item 18. Financial Statements."

     Bradesco  203

Form 20-F

(d)        Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Articles 13a-15(f) and 15d-15(f) under the "Exchange Act of 1934"  of the SEC) that occurred during the fiscal year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

16.A. Audit Committee Financial Expert

Our Board of Directors has reviewed the qualifications and backgrounds of the members of the Audit Committee and designated Paulo Roberto Simões da Cunha as "Audit Committee financial expert," within the meaning of Item 16.A, and as independent member. For more information regarding our Audit Committee, see "Item 6.C. Board Practices-Board Committees-Audit Committee."

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

16.C. Principal Accountant Fees and Services

Audit and non-audit fees

The following table sets forth the fees billed to us by our independent accounting firm during the fiscal years ended as of December 31, 2013 and 2012:

Year ended December 31,	R$ in thousands
	2013	2012
Audit fees	29,177	25,319
Audit-related fees	659	2,875
Tax fees	47	27
Other fees	879	864
Total fees	30,762	29,085

The fees for the years 2013 and 2012 correspond to those paid to our auditor for those years (KPMG Auditores Independentes).

Our independent accounting firm audits our annual financial statements in accordance with IFRS and the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, the annual financial statements of our investee companies, as well as the quarterly review of our interim financial statements.

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

Other fees in the above table are fees billed by the independent auditors primarily related to previously-agreed procedures for reviews of financial information,  reviews of controls and process diagnostics, which cover the technological environment and others, training sessions and other assurance services.

204   Form 20-F – December 2013

Form 20-F

Audit Committee pre-approval policies and procedures

The Audit Committee recommends to the Board of Directors for approval, the entity to be hired to provide independent audit services to Bradesco and its subsidiaries and their compensation, as well as its replacement. The engagement of an independent auditor for non-audit services is not subject to the Board of Directors. However, it must be previously reviewed by the Audit Committee in respect to compliance with independence rules. For more information regarding our Board of Directors and Audit Committee, see "Item 6.C. Board of Directors Practices."

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

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The purpose of the program of acquisition of shares to be held in treasury and to be subsequently disposed of or canceled, without capital reduction, is the application of funds available for investments from the "Earnings Reserve – Statutory Reserve" account. Acquisitions of common and preferred shares for treasury are in the tables below:

Period	Total number of preferred shares acquired	Average price paid per preferred share	Total number of preferred shares acquired from published plans or programs	Maximum number of preferred shares that can still be acquired from plans or programs
01/01 to 01/31/13	-	-	-	7,500,000
02/02 to 02/27/13	-	-	-	7,500,000
03/02 to 03/31/13	-	-	-	7,500,000
04/01 to 04/30/13	-	-	-	7,500,000
05/04 to 05/31/13	-	-	-	7,500,000
06/01 to 06/03/13	-	-	-	7,500,000
06/04 to 06/30/13	-	-	-	7,500,000
07/01 to 07/31/13	574,900	26.11	574,900	6,925,100
08/03 to 08/31/13	1,790,000	27.90	2,364,900	5,135,100
09/01 to 09/30/13	-	-	-	5,135,100
10/01 to 10/30/13	-	-	-	5,135,100
11/03 to 11/30/13	-	-	-	5,135,100
12/01 to 12/31/13	236,000	29.00	2,600,900	4,899,100

     Bradesco  205

Form 20-F

We currently have no repurchase program for our common shares.

16.F. Change in Registrant's Certifying Accountant

Not applicable.

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

We have a Compensation Committee of three to seven members chosen among the members of the Board of Directors, except for one who is not a senior manager, each with a one-year term of office. The committee's primary responsibility is to assist the Board of Directors with conducting policies related to the compensation of our executive managers, according to legislation in force. None of the members of the Compensation Committee are independent directors. The compensation committee has a written charter that states the responsibilities of the committee.

206   Form 20-F – December 2013

Form 20-F

303A.06 303A.07

Listed companies must have an audit committee, composed by a minimum of three members who satisfy the requirements of Rule 10A‑3 under the Exchange Act, with a written charter that addresses specific minimum requirements.

Pursuant to our Bylaws and to Central Bank regulations since December 2003, we have appointed an Audit Committee. Our Audit Committee comprises three to five members, each of whom serves for a term of one year, and is appointed by, and may be replaced by, the Board of Directors. We currently have four members on our Audit Committee, one of them is also one of our directors. Under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is a separate body from our Board of Directors, pursuant to Central Bank regulations, we have relied on the exemption set forth in Exchange Act Rule 10A - 3(c)(3) in this regard.

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

We also have a Fiscal Council, which currently has five members and five alternates. The Fiscal Council is an independent corporate body. In accordance with Brazilian Corporate Law, the Fiscal Council's responsibilities include:

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

     Bradesco 207

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

We have adopted a code of ethics, which applies to our Senior Management, employees, business partners, suppliers and service providers, parent companies, subsidiaries and companies under common control, directly or indirectly and, when applicable, to non-profit entities managed by members of Senior Management or employees appointed or transferred by companies that are part of the Organization. We have an Ethics Committee, appointed by the Board of Directors, which is responsible for the enforcement of the Codes of Ethics Conduct, including determining which actions to take concerning the disclosure, dissemination and fulfillment of the Codes of Ethics Conduct, as well as ensuring its effectiveness.

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

208   Form 20-F – December 2013

Form 20-F

PART III

ITEM 17. FINANCIAL STATEMENTS

See "Item 18. Financial Statements."

ITEM 18. FINANCIAL STATEMENTS

See the bank’s financial statements on pages F-2 through F-145.

     Bradesco  209

Form 20-F

ITEM 19. EXHIBITS

Documents filed as exhibits to this annual report:

1.1 - Amended and Restated Bylaws of Banco Bradesco S.A.

2.1 - Deposit Agreement, dated as of July 22, 2009, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of preferred share ADSs evidenced by preferred share ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the ADSs filed on August 25, 2009 (File No. 333-161530)).

2.2 – Common share Deposit Agreement, dated as of March 13, 2012, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of common share ADSs evidenced by common share ADRs issued thereunder (incorporated by reference to the Registration Statement on Form F-6 relating to the common share ADSs filed on February 22, 2012 (File No. 333-179623)).

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

8.1 - List of Subsidiaries .

12.1 - Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934 .

12.2 - Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934 .

13.1 - Certification of the Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 .

13.2 - Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 .

210   Form 20-F – December 2013

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

Date: April 30, 2014.

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

2013

Bradesco

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Summary

Notes to the Consolidated Financial Statements

            F - 2     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Banco Bradesco S.A.

We have audited the accompanying consolidated statement of financial position of Banco Bradesco S.A. and subsidiaries (“Bradesco”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. We also have audited Bradesco’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Bradesco’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Bradesco’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and subsidiaries as of December  31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, Bradesco maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Note 2.a.iii to the consolidated financial statements, Bradesco adopted IFRS 11 - Joint Arrangements effective January 1, 2013. Bradesco applied this change in accounting policy retrospectively, and accordingly restated the comparative information of the consolidated financial statements as of and for the year ended December 31, 2012, and the consolidated statement of financial position as of January 1, 2012.

KPMG Auditores Independentes

Osasco, Brazil
April 30, 2014

Bradesco   F - 3

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Income

	R$ thousand
	Note	Years ended December 31
		2013	2012 (Restated)	2011 (Restated)
Interest and similar income		90,682,625	83,031,854	82,152,096
Interest and similar expenses		(41,382,142)	(39,646,131)	(46,763,775)
Net interest income	6	49,300,483	43,385,723	35,388,321
Fee and commission income		14,535,723	12,757,131	10,932,237
Fee and commission expenses		(36,041)	(36,391)	(33,978)
Net fee and commission income	7	14,499,682	12,720,740	10,898,259
Net gains/(losses) on financial instruments classified as held for trading	8	(5,790,089)	2,110,112	(608,271)
Net gains/(losses) on financial instruments classified as available for sale	9	(6,100,782)	1,895,974	365,302
Net gains/(losses) of foreign currency transactions	10	(1,093,597)	(1,087,595)	2,625,816
Income from insurance and pension plans	11	6,933,680	1,413,016	3,076,175
Operating income		(6,050,788)	4,331,507	5,459,022
Impairment of loans and advances	12	(9,623,870)	(11,451,383)	(8,239,358)
Personnel expenses	13	(12,354,418)	(11,559,002)	(11,094,794)
Other administrative expenses	14	(12,151,537)	(11,803,989)	(11,380,270)
Depreciation and amortization	15	(2,740,830)	(2,488,182)	(2,117,666)
Other operating income/(expenses)	16	(7,622,240)	(8,674,178)	(5,106,092)
Operating expense		(44,492,895)	(45,976,734)	(37,938,180)
Income before income taxes and equity in the earnings of associates		13,256,482	14,461,236	13,807,422
Equity in the earnings of associates and joint ventures	27	1,062,687	980,212	803,820
Income before income taxes		14,319,169	15,441,448	14,611,242
Income tax and social contribution	17	(1,833,031)	(4,089,754)	(3,521,800)
Net income for the year		12,486,138	11,351,694	11,089,442

Attributable to shareholders:
Controlling shareholders		12,395,920	11,291,570	10,958,054
Non-controlling interest		90,218	60,124	131,388

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per ordinary share	18	2.81	2.56	2.49
– Earnings per preferred share	18	3.09	2.82	2.74

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco F - 4

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statement of Comprehensive Income

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)	2011 (Restated)
Net income for the year	12,486,138	11,351,694	11,089,442

Unrealized gains/(losses) on financial assets available for sale	(12,544,423)	7,679,798	(763,425)
Exchange differences on translations of foreign operations	50,839	46,196	389
Tax effect	4,993,961	(3,080,317)	294,823
Total adjustments not included in the net income	(7,499,623)	4,645,677	(468,213)
Total comprehensive income for the year	4,986,515	15,997,371	10,621,229

Attributable to shareholders:
Controlling shareholders	4,896,297	15,937,247	10,489,841
Non-controlling interest	90,218	60,124	131,388

The Notes are an integral part of the Consolidated Financial Statements.

            F -5     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Financial Position

	R$ thousand
	Note	December 31		January 01, 2012 (Restated)
		2013	2012 (Restated)
Assets
Cash and balances with banks	19	67,450,363	59,901,564	93,722,190
Financial assets held for trading	20a	96,092,523	111,838,502	96,597,075
Financial assets available for sale	21	67,838,411	81,522,130	45,207,634
Investments held to maturity	22	23,069,026	3,715,673	4,110,987
Assets pledged as collateral	23	117,740,225	106,133,299	97,122,080
Loans and advances to banks	24	78,719,723	92,459,347	72,660,596
Loans and advances to customers, net of impairment	25	304,121,334	269,021,320	245,251,879
Non-current assets held for sale	26	832,546	532,973	445,328
Investments in associated companies and joint ventures	27	3,392,847	3,121,386	2,724,721
Property and equipment, net of accumulated depreciation	28	4,501,967	4,524,827	4,258,456
Intangible assets and goodwill, net of accumulated amortization	29	8,220,739	7,617,873	7,046,256
Taxes to be offset	17g	5,293,116	5,294,566	4,503,040
Deferred income tax assets	17c	25,661,079	17,913,529	17,051,947
Other assets	30	35,367,715	35,943,635	30,264,400
Total assets		838,301,614	799,540,624	720,966,589

Liabilities
Deposits from banks	31	243,100,373	220,943,354	204,351,800
Deposits from customers	32	216,218,057	210,774,263	216,620,050
Financial liabilities held for trading	20b	1,826,382	4,049,982	747,210
Funds from securities issued	33	57,883,068	51,552,093	41,630,969
Subordinated debt	34	35,885,003	34,851,714	26,910,091
Insurance technical provisions and pension plans	35	130,329,023	118,768,720	99,112,321
Other provisions	37	13,752,577	21,021,109	17,894,158
Current income tax liabilities		3,082,976	3,288,688	2,694,395
Deferred income tax liabilities	17c	799,824	3,091,667	2,246,508
Other liabilities	38	63,321,405	59,852,644	49,376,993
Total liabilities		766,198,688	728,194,234	661,584,495

Equity	39
Share capital		38,100,000	30,100,000	30,100,000
Treasury shares		(269,093)	(197,301)	(183,109)
Capital reserves		35,973	35,973	35,973
Profit reserves		34,122,503	34,189,383	26,732,531
Additional paid-in capital		70,496	70,496	70,496
Other comprehensive income		(1,102,887)	6,396,736	1,751,059
Retained earnings		927,314	542,422	632,096
Equity attributable to controlling shareholders		71,884,306	71,137,709	59,139,046
Non-controlling interest		218,620	208,681	243,048
Total equity		72,102,926	71,346,390	59,382,094
Total liabilities and equity		838,301,614	799,540,624	720,966,589

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco F - 6

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statement of Changes in Equity

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
				Legal	Estatutory
Balance on December 31, 2010 (Restated)	28,500,000	(10,049)	87,146	2,755,385	16,726,601	70,496	2,219,272	702,383	51,051,234	107,331	51,158,565
Net income	-							10,958,054	10,958,054	131,388	11,089,442
Financial assets available for sale	-	-	-	-	-	-	(468,447)	-	(468,447)	-	(468,447)
Foreign currency translation adjustment	-	-	-	-	-	-	234	-	234	-	234
Comprehensive income	-	-	-	-	-		-	-	10,489,841	131,388	10,621,229
Purchase of treasury shares	-	(173,060)	-	-	-	-	-	-	(173,060)		(173,060)
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	42,483	42,483
Premium on share subscription (2)	-	-	11,441		-	-	-	-	11,441		11,441
Transfers to reserves (3)	100,000	-	(62,614)	(37,386)	-	-	-	-	-	-	-
Capital increase with reserves		-	-	551,413	6,736,518	-	-	(7,287,931)	-	-	-
Transfers to reserves (2)	1,500,000	-	-	-	-	-	-	-	1,500,000	-	1,500,000
Interest on equity and dividends	-	-	-	-	-	-	-	(3,740,410)	(3,740,410)	(38,154)	(3,778,564)
Balance on December 31, 2011 (Restated)	30,100,000	(183,109)	35,973	3,269,412	23,463,119	70,496	1,751,059	632,096	59,139,046	243,048	59,382,094
Net income	-	-	-	-	-	-	-	11,291,570	11,291,570	60,124	11,351,694
Financial assets available for sale	-	-	-	-	-	-	4,617,960	-	4,617,960	-	4,617,960
Foreign currency translation adjustment	-	-	-	-	-	-	27,717	-	27,717	-	27,717
Comprehensive income	-	-	-	-	-	-	-	-	15,937,247	60,124	15,997,371
Purchase of treasury shares	-	(14,192)	-	-	-	-	-	-	(14,192)	-	(14,192)
Decrease of non- controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(1,499)	(1,499)
Capital transaction –Banco BERJ	-	-	-	-	(29,394)				(29,394)	-	(29,394)
Transfers to reserves	-	-	-	569,062	6,917,184	-	-	(7,486,246)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(3,894,998)	(3,894,998)	(92,992)	(3,987,990)
Balance on December 31, 2012 (Restated)	30,100,000	(197,301)	35,973	3,838,474	30,350,909	70,496	6,396,736	542,422	71,137,709	208,681	71,346,390

The Notes are an integral part of the Consolidated Financial Statements.

            F -7     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Changes in Equity (continued)

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2012 (Restated)	30,100,000	(197,301)	35,973	3,838,474	30,350,909	70,496	6,396,736	542,422	71,137,709	208,681	71,346,390
Net income	-	-	-	-	-	-	-	12,395,920	12,395,920	90,218	12,486,138
Financial assets available for sale (5)	-	-	-	-	-	-	(7,530,127)	-	(7,530,127)	-	(7,530,127)
Foreign currency translation adjustment	-	-	-	-	-	-	30,504	-	30,504	-	30,504
Comprehensive income	-	-	-	-	-	-	-	-	4,896,297	90,218	4,986,515
Purchase of treasury shares	-	(71,792)	-	-	-	-	-	-	(71,792)	-	(71,792)
Decrease of non- controlling hareholders’ interest	-	-	-	-	-	-	-	-	-	(10,870)	(10,870)
Premium on share subscription (4)	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	600,551	7,332,569	-	-	(7,933,120)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(4,077,908)	(4,077,908)	(69,409)	(4,147,317)
Balance on December 31, 2013	38,100,000	(269,093)	35,973	4,439,025	29,683,478	70,496	(1,102,887)	927,314	71,884,306	218,620	72,102,926

(1)  In 2013, consists mainly of unrealized gains/losses from investment securities, classified as available for sale (Notes 21 and 23), of which the cumulative tax effects amount to R$ (728,952)  thousand (2012 - R$ 4,265,009  thousand);

(2)  On December 17, 2010, the Special Shareholders’ Meeting approved an increase in Share Capital, in the amount of R$ 1,500,000 thousand, raising it from R$ 28,500,000 thousand to R$ 30,000,000 thousand, with the issuance of 62,344,140 new, nominative, book entry shares, with no par value, being 31,172,072 ordinary shares and 31,172,068 preferred shares, based on the private subscription by shareholders during the period from December 29, 2010 to January 31, 2011 in proportion to the shares each one held on the date of the Meeting, to be paid up in cash on February 18, 2011. The excess used to increase share capital amounting to R$ 11,441 thousand calculated as the difference between the issue price and the share sale price, was recognized in the "Capital Reserve” account;

(3)  The Annual General Meeting held on March 10, 2011 decided to increase share capital by R$ 100,000 thousand, from R$ 30,000,000 thousand to R$ 30,100,000 thousand, without issuing shares, by using part of the "Capital Reserve” and “Profit Reserve - Legal Reserve" accounts;

(4)  On March 11, 2013, the Special Shareholders’ Meeting approved an increase in Share Capital, in the amount of R$ 8,000,000 thousand, increasing it from R$ 30,100,000 thousand to R$ 38,100,000 thousand, through the issue of 382,479,458 new no-par registered, book-entry shares, of which 191,239,739 are common shares and 191,239,719 are preferred shares, given free of charge to shareholders as bonus, at the proportion of one (1) new share for every ten (10) shares of the same type they hold, benefiting Bradesco’s shareholders of record as at March 25, 2013; and

(5)  On December 31, 2013 includes R$6,117,649 thousand (R$3,670,589 thousand, net of taxes), representing the realization of loss related to the sale and acquisition of available-for-sale securities totaling R$41,945,300 thousand, allowing that the new acquisition cost is aligned with the current fair value. Additionally, a total of R$ 19,121,109 thousand was reclassified from “Available for Sale Securities” to “Held-to-Maturity Securities,” given that the Insurance Group made the reclassification because of the change in Management's intention. The mark-to-market accounting of these securities, totaling R$479,358 thousand, was maintained under Shareholders’ Equity and will be recognized in income statement for the remaining term of securities.

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco F - 8

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)	2011 (Restated)
Operating activities
Income before income taxes	14,319,169	15,441,448	14,611,242
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Impairment of loans and advances	9,623,870	11,451,383	8,239,358
Changes in the insurance technical provisions and pension plans	20,001,807	23,326,101	18,212,405
Net (gains)/losses from disposals on assets available for sale	5,698,697	(2,895,780)	(238,606)
Expenses with other provisions	1,132,596	4,246,589	5,610,702
Deferred selling expenses (insurance)	(332,056)	(128,005)	(97,748)
Impairment of assets	459,193	1,697,474	5,126
Depreciation	1,018,239	1,035,235	989,161
Amortization of intangible assets	1,722,591	1,452,947	1,128,505
Equity in the earnings of associates	(1,062,687)	(980,212)	(803,820)
Losses on disposal of non-current assets held for sale	195,605	203,885	237,727
Net losses from disposal of property and equipment	24,795	5,157	8,596
Amortization of goodwill	12,273	44,962	-
(Gain) on disposal of investments in associated companies	-	(793,360)	-
Changes in assets and liabilities:
(Increase)/decrease in compulsory deposits in the Central Bank	(7,428,592)	23,202,973	(5,958,918)
(Increase)/decrease in loans and advances to banks	87,999,493	(53,564,414)	(25,601,906)
(Increase) in loans and advances to customers	(95,688,070)	(78,824,136)	(89,928,450)
(Increase)/decrease in financial assets held for trading	7,619,533	23,176,091	(75,107,915)
(Increase) in other assets	(11,777,883)	(6,120,400)	(3,783,028)
Increase in deposits from banks	40,157,365	30,511,120	50,632,056
Increase in deposits from customers	16,961,511	7,087,016	39,273,052
Increase/(decrease) in financial liabilities held for trading	(2,223,600)	3,302,772	14,243
Decrease in insurance technical provisions and pension plans	(8,441,504)	(3,669,702)	(2,593,130)
Decrease in other provisions	(8,401,128)	(1,119,638)	(1,040,684)
Increase in other liabilities	13,181,535	20,716,267	7,565,203
Interest received	51,660,545	66,904,924	64,161,337
Interest paid	(29,518,063)	(26,852,369)	(33,332,306)
Income tax and social contribution paid	(6,192,982)	(6,220,112)	(5,377,893)
Other changes in taxes	(889,743)	(1,163,615)	(4,062,886)
Net cash provided by/(used in) operating activities	99,832,509	51,474,601	(37,238,577)

Investing activities
Acquisitions of subsidiaries, net of cash and cash equivalents paid	-	(2,552)	(214,676)
Acquisitions of financial assets available for sale	(97,805,696)	(163,462,843)	(19,055,607)
Proceeds from sale of financial assets available for sale	71,371,855	115,237,164	32,793,444
Redemption of investments held to maturity	303,307	699,982	105,722
Disposal of non-current assets held for sale	658,039	266,123	228,958
Acquisitions in investments in associated companies	-	(97,454)	(146,967)
Disposal of investments in associated companies	-	918,819	-
Dividends received from investments in associated companies	767,765	510,580	597,697
Acquisition of property and equipment	(1,332,570)	(1,673,837)	(1,698,704)
Disposal of property and equipment	303,996	367,074	110,653
Acquisition of intangible assets	(2,362,977)	(2,552,000)	(3,176,645)
Dividends received	189,865	117,684	126,696
Interest received	4,719,738	4,920,612	7,190,077
Net cash provided by/(used in) investing activities	(23,186,678)	(44,750,648)	16,860,648

            F - 9     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)	2011 (Restated)
Financing activities
Funds from securities issued	43,567,205	24,448,024	28,212,490
Payment of funds from securities issued	(38,524,851)	(19,956,590)	(5,679,892)
Issuance of subordinated debts	713,760	12,997,694	9,505,799
Payment of subordinated debts	(1,762,491)	(4,493,518)	(6,542,624)
Acquisition of treasury shares	(71,792)	(14,192)	(173,060)
Premium on share subscription	-	-	11,441
Capital increase in cash	-	-	1,500,000
Capital transaction	-	(29,394)	-
(Decrease) of non-controlling interest	(10,870)	(1,499)	42,483
Interest paid	(5,923,242)	(5,261,001)	(2,342,856)
Interest on equity and dividends paid	(4,362,781)	(3,839,385)	(3,568,337)
Net cash provided by/(used in) financing activities	(6,375,062)	3,850,139	20,965,444

Increase in cash and cash equivalents	70,270,769	10,574,092	587,515

Cash and cash equivalents
At the beginning of the year	47,427,218	36,853,126	36,265,611
At the end of the year	117,697,987	47,427,218	36,853,126

Increase in cash and cash equivalents	70,270,769	10,574,092	587,515

Non-cash transactions
Credit operations transferred to non-current assets	1,356,644	836,930	758,757
Dividends and interest on equity declared but not yet paid	1,504,216	2,396,306	2,519,378
Unrealized (gains)/losses on securities available for sale	7,530,127	(4,617,960)	468,447

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco F - 10

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

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank complies with Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a number of areas within the banking sector, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and property insurance and pension plans as well as capitalization bonds.

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

The consolidated financial statements were approved by the Board of Directors on March 27, 2014.

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

            F - 11     IFRS – International Financial Reporting Standards – 2013

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

a)      Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Country of nature	Shareholding interest (%)
			December 31
			2013	2012
Alvorada Cartões, Crédito Financiamento e Investimento S.A.	Banking	Brazil	100.00	100.00
Banco Alvorada S.A. (1)	Banking	Brazil	99.99	99.95
Banco Bradesco Financiamentos S.A.	Banking	Brazil	100.00	100.00
Banco Bankpar S.A	Banking	Brazil	100.00	100.00
Banco Boavista Interatlântico S.A.	Banking	Brazil	100.00	100.00
Banco Bradesco Argentina S.A.	Banking	Argentina	99.99	99.99
Banco Bradesco BERJ S.A. (2)	Banking	Brazil	100.00	100.00
Banco Bradescard S.A.	Cards	Brazil	100.00	100.00
Banco Bradesco BBI S.A.	Investment Bank	Brazil	98.35	98.35
Banco Bradesco Cartões S.A.	Cards	Brazil	100.00	100.00
Bradesco Administradora de Consórcios Ltda.	Consortium Management	Brazil	100.00	100.00
Bradseg Participações S.A.	Holding	Brazil	100.00	100.00
Bradesco Auto/RE Cia. de Seguros	Insurance	Brazil	100.00	100.00
Bradesco Capitalização S.A.	Capitalization	Brazil	100.00	100.00
Odontoprev S.A. (3)	Dental Health	Brazil	43.50	43.50
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	100.00	100.00
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker	Brazil	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker	Brazil	100.00	100.00
Bradesco Saúde S.A.	Insurance/Health	Brazil	100.00	100.00
Bradesco Seguros S.A.	Insurance	Brazil	100.00	100.00
Bradesco Vida e Previdência S.A.	Pension plan/Insurer	Brazil	100.00	100.00
Bradesplan Participações Ltda.	Holding	Brazil	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	Brazil	100.00	100.00
Tempo Serviços Ltda.	Service Provider	Brazil	100.00	100.00
União de Participações Ltda.	Holding	Brazil	100.00	100.00

(1)         Increase in equity interest through share acquisition in February 2013;

(2)         Formerly Banco BERJ S.A.; and

(3)         Consolidated based on control obtained through its shareholders agreement.

Bradesco F - 12

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i.      Subsidiaries

Subsidiaries are all of the companies over which the Organization, has the control. The Organization has the control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Organization obtains control until the date when control ceases. The Organization adopted IFRS 10 in replacement of IAS 27 and SIC 12.

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

iii.     Joint ventures

The Organization has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the equity method.

Until December 31, 2012 the Organization consolidated proportionally their participation in jointly controlled entities (joint venture), in accordance with IAS 31. Effective January 1, 2013 the Organization adopted IFRS 11 – “Joint Arrangements”, thus changing the accounting policy of participation in joint ventures to the equity method.

           F - 13     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The effects of IFRS 11 adoption have not generated significant impacts to the Organization’s financial statements. Following are presented the aggregated amounts of our investments, previously proportionally consolidated and now accounted for by the equity method.

Consolidated Satement of Financial Position - 2012	R$ thousand
	Previous disclosure	Efects of IFRS 11 adoption	Restated balance
Loans and advances to banks	92,821,233	(361,886)	92,459,347
Loans and advances to customers	269,652,428	(631,108)	269,021,320
Investments in associated companies and joint ventures	2,754,998	366,388	3,121,386
Other assets	435,958,040	(1,019,469)	434,938,571
Total assets	801,186,699	(1,646,075)	799,540,624
Deposits from banks	220,826,288	117,066	220,943,354
Other liabilities	509,014,021	(1,763,141)	507,250,880
Total liabilities	729,840,309	(1,646,075)	728,194,234
Total equity	71,346,390	-	71,346,390
Total liabilities and equity	801,186,699	(1,646,075)	799,540,624

Consolidated Satement of Income - 2012	R$ thousand
	Previous disclosure	Efects of IFRS 11 adoption	Restated balance
Net interest income	43,492,965	(107,242)	43,385,723
Net fee and commission income	12,804,795	(84,055)	12,720,740
Operating income	4,467,718	(136,211)	4,331,507
Operating expense	(46,133,908)	157,174	(45,976,734)
Income before income taxes and equity in the earnings of associates	14,631,570	(170,334)	14,461,236
Income before income taxes	15,502,232	(60,784)	15,441,448
Net income for the year	11,351,694	-	11,351,694
Controlling shareholders	11,291,570	-	11,291,570
Non-controlling interest	60,124	-	60,124
Total liabilities and equity	801,186,699	(1,646,075)	799,540,624
Investments in associated companies and joint ventures	2,754,998	366,388	3,121,386
Total liabilities	729,840,309	(1,646,075)	728,194,234

Consolidated Satement of Cash Flows - 2012	R$ thousand
	Previous disclosure	Efects of IFRS 11 adoption	Restated balance
Net cash provided by operating activities	51,612,398	(137,797)	51,474,601
Net cash (used in) investing activities	(44,797,252)	46,604	(44,750,648)
Net cash provided by financing activities	3,850,139	-	3,850,139
Increase in cash and cash equivalents	10,665,285	(91,193)	10,574,092

See Note 27 for summarized financial information about jointly controlled entities.

iv.     Transactions with and interest of non-controlling shareholders

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

Bradesco F -14

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

v.      Balances and transactions eliminated in the consolidation

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

            F - 15     IFRS – International Financial Reporting Standards – 2013

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

Bradesco F - 16

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

            F - 17     IFRS – International Financial Reporting Standards – 2013

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

Bradesco F - 18

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

            F - 19     IFRS – International Financial Reporting Standards – 2013

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

Bradesco F - 20

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

            F - 21     IFRS – International Financial Reporting Standards – 2013

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

g)      Reinsurance contracts

Reinsurance contracts are made in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities related to reinsurance operations are presented gross of their respective recoveries, which are booked in the Asset since the existing contract does not preclude the Organization’s obligations with the insured parties.

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

Bradesco F - 22

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

h)      Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plans contracts and expenses with insurance agency operations  relating to the sale of health plans appropriated in the twenty-four month period.

The deferred acquisition costs relating to the exclusivity contract with retailers for the sale of extended warranty insurance is allocated to income over the term of the respective agreement, in proportion to earned premium.

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

iii. Depreciation

Depreciation is recognized in the consolidated statement of income using the straight-line basis and taking into consideration the estimated useful economic life of the assets. The depreciable amount is the gross-carrying amount, less the estimated residual value at the end of the useful economic life. Land is not depreciated. Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

            F - 23     IFRS – International Financial Reporting Standards – 2013

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

Bradesco F - 24

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

As a lessor, the Organization has substantial finance lease contracts, both in value and total number of contracts.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

            F -25     IFRS – International Financial Reporting Standards – 2013

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

Bradesco F - 26

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

            F - 27    IFRS – International Financial Reporting Standards – 2013

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

p)      Insurance and pension plan technical provisions

i.    Property damage

The Provision for Unearned Premiums (PPNG) is calculated on a pro-rata die basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts with the deductions in respect of initial contracting costs. The assignment of the corresponding provision to the estimate of Current Risks Not Yet Issued is constituted in the PPNG-RVNE.

The Case Reserves for Loss (PSL) is established based on the estimated claims paid, taking into account all administrative and judicial claims on the reporting date, net of the expected portion of salvage and reimbursement, including legal fees.

Constitution of Provision for incurred but not reported losses (IBNR) is based on incurred but not paid losses (IBNP) deducting the PSL balance on the calculation base date. To calculate IBNP, the final estimate of incurred and not paid losses is calculated on the basis of a half-yearly run-off triangle that considers the historic development of losses paid over the last 14 semesters to establish a future projection per occurrence period, and also considers the estimate for claims incurred but not enough reported (IBNER), reflecting the expected change of the provision until the payment to the policyholders in the amount accounted for on the balance sheet.

The IBNR provision related to retroceding operations was constituted on the basis of amounts informed by IRB - Brasil Resseguros S.A.

The complementary reserve for coverage (PCC) is recorded when insufficiency in technical provisions are found, as determined in the Liabilities Adequacy Test value in accordance with the determinations specified on the regulations in force. For the current period, there was no identified need for additional provision to those already established.

The Provision of Related Expenses (PDR) is established to cover the expected amounts regarding expenses related to losses.

Bradesco F -28

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Other technical provisions correspond to the Provision for Administrative Expenses (PDA) derived from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations.

ii.   Individual life insurance, excluding the insurance of variable contribution with survival coverage (VGBL)

The Provision for Unearned Premiums (PPNG) is calculated on a pro-rata die basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and considers estimates of Current Risks Not Yet Issued (RVNE).

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations.

The Provision for Redemptions and other Unsettled Values (PVR) comprises the values relating to the unsettled redemptions, to the premium returns and transfers of the insurance, requested by the policyholder, not yet concluded.

Constitution of Provision for incurred but not reported losses (IBNR) is based on incurred and not paid losses (IBNP) deducting the PSL balance on the calculation date base. To calculate IBNP, the final estimate of incurred and not paid losses is calculated on the basis of a half-yearly run-off triangle that considers the historic development of losses paid over the last 14 semesters to establish a future projection per occurrence period.

The Case Reserves for Loss (PSL) considers all of the reported claims received until the reporting date and judicial fees by decree, among others. The PSL is adjusted for inflation and includes all of the claims under judicial review.

The Technical Surplus Provision (PET) corresponds to the difference between the value of the expected amount and the actual amount of events that occurred during the period for life insurance of individuals with rights to participate in technical surplus.

iii. Health

The Provision for Claims Incurred but Not Reported (IBNR) is actuarially calculated to quantify the amount of claims incurred but not paid to policyholders / beneficiaries (IBNP). The methodology is based on the projection of future claims payments related to occurrences  that to place prior to the date of calculation occurrences based on historical behavior observed in the last 12 months. By deducting from the total projected amount of Case Reserves for Loss (PSL) recorded, one obtains the IBNR provision.

The Case Reserves for Loss (PSL) was measured, as the base of the reported claims received until the reporting date including judicial claims and related costs and for inflation adjustments.

For the portfolio of individual health plans, with respect to five-years coverage period for the policy holder’s dependents in case of his/her death, the Mathematic Provision of Benefits to be Granted (PMBaC) calculated using a methodology of which takes into consideration, a discount rate of 3.5% per year used until November 2013 and 4.9% per year thereafter, the expected continuance of insured persons in the plan until their withdrawal due to death, and thereafter, the costs related to the continuance of dependents in the plan for five years without the corresponding payment of premiums The mathematic  provision for benefits granted (PMBC) from the individual health plan portfolio is made up of liabilities resulting from contractual remission clauses of health assistance coverage payments, based on the present value of future estimated expenses with health assistance costs of the dependents of deceased policyholders.

            F -29     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Provision for Unearned Premiums (PPNG) is calculated of a daily pro-rated basis,  based on the health insurance premiums, and is comprised of the portion corresponding to periods of unexpired risks of insurance contracts, the term of which has already started.

The other provisions are constituted, for the individual health portfolio, to cover the resulting differences between the expected present value of indemnities and related future costs and the expected present value of future premiums considering a discount rate of 3.5% per year used until November 2013 and 4.9% per year thereafter.

iv. Operations with DPVAT Insurance

DPVAT insurance operations, including their respective technical provisions, are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

v.   Open pension plan and life insurance of variable contribution with survival coverage (VGBL)

The Provision for Unearned Premiums (PPNG) is calculated on a pro-rata die basis on the net assignment of coinsurance premiums, taking into account reinsurance operations in and corresponding to the unexpired risk period of the insurance contracts and considers estimates of Current Risks Not Yet Issued (RVNE).

The Mathematic Provisions for Benefits to be Granted (PMBaC) refer to participants whose benefits have not started yet. In pension plans with characteristics of defined benefit plans, provisions represent the difference between the current value of future benefits and the current value of future contributions corresponding to obligations assumed in the form of retirement, disability, pension and savings plans. The Provision is calculated according to methodologies and assumptions established in the actuarial technical notes.

Mathematical Provisions for Benefits to be Granted (PMBaC) related to long term life insurance and pension plans (VGBL and PGBL), in addition to the defined contribution plans, represent the total amount of contributions made by participants, net of charges and other contractual fees, plus financial yield generated through the investment of resources in investments funds.

The Provision for Redemptions and other Unsettled Values (PVR) is made up of the values referring to the unsettled redemptions, to the premium returns and to the portability requested and still not transferred to the receiving entity.

The Mathematical Provision for Benefits Granted (PMBC) refers to participants that receive benefits and corresponds to the current value of future obligations for the continued payment of benefits.

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (LAT), which is prepared using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate structures (ETTJ) free from risk. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

Bradesco F- 30

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The related expenses reserve (PDR) is recorded to cover estimated benefit and claims expenses.

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

The Provision for Events Incurred but Not Reported (IBNR) is established based on losses that occurred but were not reported, based on run-off triangles, which considers the historical development of losses over the past 20 quarters to establish a future projection per period of occurrence.

The Case Reserves for Loss (PSL) considers all of the reported claims received until the reporting date and judicial fees by decree, among others. The PSL is adjusted for inflation and includes all of the known claims under judicial review.

Financial charges credited to technical provisions, as well as the constitution and/or reversal of the provision of financial excess, are classified as financial expenses and are shown in the group “Financial income”.

vi.     Liability Adequacy Test (LAT)

The Organization conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is considered to be the sum of the carrying amount, deducting the deferred acquisition costs and the related intangibles, compared to the expected cash flows arising from the enforcement of contracts and certificates traded value.

The test considerers the projection of claims and benefits that have occurred and are to occur, administrative expenses, allocable expenses related to the claims, intrinsic options and financial surpluses, and other income and expense directly related to the insurance contracts.

To calculate the present value of projected cash flows to value the Organization  used the free exchange term risk.

The test was segmented into life and property insurance, and were not included in the tests of suitability of liabilities related to DPVAT insurance:

            F - 31     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•     Property Coverage

The expected present value of cash flows relating to claims incurred, as reflected by the expectation of costs allocable to claims and salvage recoveries, was compared the technical provisions for claims incurred - PSL and IBNR.

The expected present value of cash flow relating to claims to be incurred regarding the policies in force, plus any administrative expenses and other expenses and income relating to products in run-off, was compared to the sum of the PPNG and PPNG-RVNE.

•     Life and pension products

For private pension products, Individual Life Insurance, and Life Insurance with Coverage for Survival, testing was conducted per risk type, which includes (among others): guarantee of inflation, mortality table, death, disability and other risks.

The cash flows related to future premiums not recorded in the PPNG were  included in income only when the result of this value was negative.

The result of the liability adequace test did not result  in any incremental  accrual of insurance liabilities.

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

Bradesco F- 32

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

            F - 33     IFRS – International Financial Reporting Standards – 2013

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

s)      Capitalization bonds

Financial liabilities and revenues from capitalization bonds are accrued at the time funds are received. Bonds are issued according to the types of payments, monthly or single payment. Each bond bears a nominal value and deposit value is adjusted for inflation using the referential rate (TR) + 0.5% interest per month, which constitutes the mathematical provision for redemptions.

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

The mathematical provision for Capitalization (PMC) is recorded for each active or suspended security for the period provided in the general conditions of the plan, and is calculated by percentage of quota capitalization applicable on payments being capitalized monthly by the index and interest rate defined in the plan until the maturity date.

The provision for redemptions (PR) consists of the values bonds, updated by the index of the plan until the date of actual payment of the redemption to the beneficiary.

The provision for prizes draw (PSR) are constituted to cover premiums from future raffles, and the balance thereof represents the present value of the raffles already funded and not yet realized. The calculation methodology consists of the accumulation of contributions that come from percentage of shares of raffles applicable on payments, as established in the plan, and write-offs that come from the amount equivalent to the expired risk. The percentage of lottery quotas are predefined by an actuarial technical note and are not modified during the term of the bond.

The provision for raffles payable (PSP) consists of the values of the award titles from prize draws and those not yet paid, monetarily updated for the period between the effective date of the draw and liquidation.

The provision for administrative expenses (PDA) consists of costs directly attributable to the comercialization, brokerage and other expenses, and is in accordance with the methodology set forth in the actuarial technical note.

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

Bradesco F - 34

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

Insurance and coinsurance premiums net of premiums transferred to coinsurance and reinsurance and related commissions, are recognized as income upon issuance of the respective policies / certificates / endorsements and invoices, or at the beginning period of the risk for cases in which the risk begins before issue date, and accounted for on a straight-line basis, over the duration of the policies, through recognizing and reversing the provision for unearned premiums and deferred acquisition costs (deferred acquisition costs).

The health insurance premiums are recorded at the start of the risk period, net of the portion of premiums corresponding to the period of unexpired risk.

Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in income at the start of the risk coverage on an estimated basis.

Revenues and expenses related to DPVAT insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted and retroceding co-insurance operations are recorded on the basis of information received from participating co-insurance and IRB - Brasil Resseguros S.A., respectively.

Deferment of assigned reinsurance premiums is made consistently with the related insurance premium and/or reinsurance agreement.

Acquisition costs are deferred and recognized in proportion to the recognition of earned premium.

The increase of insurance agency operations are deferred and recognized in income linearly, for a period of  24 months in health insurance operations and by 12 months in the other operations, following the allocation of revenues from insurance and coinsurance premiums.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

            F - 35     IFRS – International Financial Reporting Standards – 2013

Income from management fees are recognized as income on an accrual basis at contractually determined rates.

Revenues from “capitalization plans” are recognized in the month of issue thereof. The corresponding technical provisions are established simultaneously to the revenue recognition.

Revenues from prescribed “capitalization plans” are recognized after the prescription period, in accordance with Brazilian law is up to 20 years for securities and lotteries not redeemed until November 11, 2003 and five years thereafter.

The expenses for placement of “capitalization plans”, classified as “acquisition costs,” are recognized as they are incurred.

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

Bradesco F - 36

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

y)      Equity

Preferred shares have no voting rights, but have priority over ordinary shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share ten percent (10%) higher than the dividend distributed per share to the holders of ordinary shares.

i.       Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in equity, thus reducing the initial share value.

ii.      Earnings per share

The Organization presents basic and diluted earnings per share data. Basic earnings per share is calculated by dividing the net income attributable to shareholders of the Organization by the weighted average number of shares outstanding during the year, excluding the average number of shares purchased by the Organization and held as treasury shares. Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

            F - 37     IFRS – International Financial Reporting Standards – 2013

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

3)     Risk Management

Risk-management structure

The risk management structure is made up of committees, which assist the Board of Directors and the Board of Executive Officers in their strategic decision-making process.

The Organization has a committee known as the Integrated Risk and Capital Allocation Management Committee, whose duty is to advise the Board of Directors in performing its duties in risk management,  capital and control.

This committee is assisted by the Capital Management Executive Committee and the Executive Committees for the Management of Risks relating to a) Credit, b) Market and Liquidity, c) Operational, d) Bradesco’s Insurance Group and e) Basel II Implementation, in addition to Executive Committees in the business areas, which, among other duties, suggest exposure limits for their respective risks and prepare the mitigation plans to be submitted to the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

It is worth highlighting the Integrated Risk Control Department (DCIR), responsible for implementing the Organization’s risk control and determining its activities’ capital requirements in an independent, consistent, transparent and integrated manner. It is also responsible for complying with the Bacen rules for risk management activities.

3.1.  Credit risk

Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their contractual liabilities under the original terms. For risk management reporting purposes, the Organization considers and consolidates all elements of credit risk exposure, such as deterioration of loans as reflected in an increase in the borrower’s risk, the reduction in gains or remunerations, as well as benefits granted in renegotiations, recovery costs and other amounts related to the counterparty’s noncompliance with the financial obligations.

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

Bradesco F - 38

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

            F - 39     IFRS – International Financial Reporting Standards – 2013

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

Bradesco F - 40

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit-Risk Management Process

The credit risk is controlled in a corporate and centralized manner. All exposures to credit risk are analyzed, measured, classified and monitored independently.

This sector participates in the process to improve customer risk classification models by monitoring the high risks through the periodic follow-up of major default events, and the level of provision against expected and unexpected losses.

The credit risk area continuously reviews the internal processes, including the roles and responsibilities and IT training and requirements. It also conducts periodic reviews of risk evaluation processes to incorporate new practices and methodologies.

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

In addition to the Committee, the Integrated Risk Control Department holds monthly meetings with product and segment executives and officers, Credit, Credit Recovery, with a view to informing them about the evolution of the loan portfolio, delinquency, impairment of loans and advances, loan recoveries, portfolio limits and concentrations and other items. This information is also reported to the Audit Committee.

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

Pointing out the risk situations that could result in the customers' inability to honor its obligations as contracted, the credit risk control area provides daily reports, to the branches, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers.

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

            F - 41     IFRS – International Financial Reporting Standards – 2013

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

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments.

	R$ thousand
	December 31
	2013	2012 (Restated)
Cash and balances with banks	67,450,363	59,901,564
Derivative financial instruments	2,509,028	3,222,631
Loans and advances to banks	78,719,723	92,459,347
Loans and advances to customers	323,979,568	288,935,614
Other financial assets (1)	296,348,759	294,462,510
Total items recorded in the balance sheet	769,007,441	738,981,666
Total items not recorded in the balance sheet (Note 41)	226,127,235	203,640,555
Total risk exposure	995,134,676	942,622,221

(1)    Includes Investments held to maturity recognized as amortized cost in the amount of R$ 23,069,026 thousand (2012 – R$ 3,715,673 thousand).

The Organization's maximum credit risk exposure was R$ 995,134,676 thousand in 2013, which was an increase of 5.6% from 2012.

Of this exposure, R$ 67,450,363 thousand, or 6.8% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

In relation to the “Other financial assets” item totaling R$ 296,348,759 thousand, representing approximately 29.8% of the exposure, which largely consists of financial assets that, being Brazilian government bonds, have low credit risks that, and are recorded at their market value.

In 2013, items not recorded in the consolidated statement of financial position (recorded in memorandum accounts) amounted to R$ 226,127,235 thousand (2012 - R$ 203,640,555 thousand), reaching a level of 22.7% (2012 – 21.6%) of total exposure.

The following provides a detailed analysis of other exposures subject to credit risk totaling R$ 405,208,319 thousand, representing 40,7% of the total exposure, including derivatives (R$ 2,509,028 thousand), loans and advances to credit institutions (R$ 78,719,723 thousand) and clients (R$ 323,979,568 thousand).

Bradesco F - 42

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Derivative Financial Instruments

	R$ thousand
	December 31
	2013	2012 (Restated)
Traded in the stock exchange	154,541	209,098
OTC contract	2,354,487	3,013,533
Total	2,509,028	3,222,631

In relation to derivatives, 93.8% of the total, refers to over-the-counter contracts, most of them involving counterparties assessed to have "low credit risk" by the Organization's internal procedures, so these derivatives do not have significant credit risk exposure.

Loans and advances to banks

We present below the portfolio of loans and advances to banks as rated internally by the Organization:

	R$ thousand
	December 31
	2013	2012 (Restated)
Low risk	78,632,199	92,318,045
Medium risk	87,524	141,302
High risk	-	-
Total	78,719,723	92,459,347

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

Of total loans and advances to credit institutions, 99.9% are not rated as due or impaired. In addition, the portfolio has no debt-rescheduling history.

Loans and advances to customers

The loans and advances to customers are classified as:

•         Neither past due nor impaired.

•         Past due but not impaired.

•         Impaired, including loans and advances classified as impaired and loans and advances that are analyzed individually for loss.

The Organization’s loans and advances to customers are classified as “impaired” when they fall in at least one of the following situations: (a) are delinquent more than 90 days, except for housing loan operations secured by residential property (overdue more than 180 days); (b) have incurred a loss; (c) have been renegotiated provided they are within the internal criteria of relevance (materiality and representation); (d) have been reclassified as a higher risk level; and/or (e) have been subject to bankruptcy events (declared bankruptcy, or application, or grant, or approval by judicial or extrajudicial authority).

            F - 43   IFRS – International Financial Reporting Standards – 2013

	R$ thousand
	December 31
	2013	2012 (Restated)
Neither past due nor impaired (i)	287,052,062	253,316,688
Past due but not impaired (ii)	7,128,874	6,848,895
Impaired (iii)	29,798,632	28,770,031
Total loans and advances to customers	323,979,568	288,935,614
Impairment of loans and advances	(19,858,234)	(19,914,294)
Net amount	304,121,334	269,021,320

The portfolio of loans and advances to customers grew by 12.1% from 2013 to 2012.

(i)        Loans and advances to customers neither past due nor impaired

	R$ thousand
	December 31
	2013	2012 (Restated)
Low risk	283,190,469	246,611,344
Medium risk	3,641,152	5,875,196
High risk	220,441	830,148
Total	287,052,062	253,316,688

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

The loans and advances to customers assessed to be neither past due nor impaired totaled R$ 287,052,062  thousand in 2013.

Of the total transactions, 98.7% were classified as low risk.

(ii)      Loans and advances to customers past due but not impaired

We present below the analysis by number of days past due of the contracts for loans and advances which were not marked as impaired in the collective analysis and which are not impaired based on the individual analysis.

For purposes of this analysis, an asset is considered past due and included in the following table when payment is late or is not received strictly in accordance with the corresponding contractual terms. The amount included in this category comprises the total financial asset, i.e. not only the overdue installment amount but the contractual amount plus accrued interest.

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

Bradesco F - 44

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31
	2013	2012 (Restated)
Past due up to 60 days	6,103,197	5,750,812
Overdue between 61 and 90 days	963,952	1,038,858
Overdue for more than 90 days	61,725	59,225
Total	7,128,874	6,848,895

The above table shows loans and advances, which despite being overdue, do not provide indications of possible impairment. This amount represented 2.2% of the portfolio in 2013 (2012 – 2.4%).

(iii)     Loans and advances to customers impaired

	R$ thousand
	December 31
	2013	2012 (Restated)
Portfolio not yet due	13,846,057	12,153,340
Past due up to 60 days	3,289,750	3,231,264
Overdue between 61 and 90 days	1,409,151	1,459,627
Overdue for more than 90 days	11,253,674	11,925,800
Total	29,798,632	28,770,031

Loans and advances to customers impaired reached R$ 29,798,632 thousand and accounted for 9.2 % of the total portfolio in 2013 (10.0% in 2012).

By category

The following table presents the loans and advances by category that are impaired:

	R$ thousand
	December 31
	2013	2012 (Restated)
Working capital	4,568,669	3,643,822
Personal credit	4,284,798	4,275,083
Credit card	4,162,214	4,294,823
Vehicles – CDC (Direct consumer credit)	3,260,646	4,075,206
Financing and export	1,402,790	627,616
Onlending BNDES/Finame	1,104,328	1,257,241
Housing loans	1,068,800	793,113
Leasing	660,355	1,193,581
Overdraft facilities	591,717	564,521
Rural loans	545,747	595,879
Guaranteed account	291,569	334,724
Others	7,856,999	7,114,422
Total	29,798,632	28,770,031

Renegotiated loans and advances

The total balance of “Loans and advances to customers impaired” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, writing off part of the loan principal amount.

            F - 45     IFRS – International Financial Reporting Standards – 2013

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

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	December 31
	2013	2012 (Restated)
Renegotiated loans and advances at the beginning of the year	9,643,915	8,658,167
Additional renegotiated amounts, including interest	9,866,515	8,570,769
Payments received	(3,762,326)	(3,965,199)
Write-offs	(5,557,924)	(3,619,822)
Renegotiated loans and advances at the end of the year	10,190,180	9,643,915
Impairment of loans and advances	(6,826,663)	(6,504,198)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	3,363,517	3,139,717

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	67.0%	67.4%
Total renegotiated loans and advances as a percentage of the total loan portfolio	3.1%	3.3%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	1.1%	1.2%

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

Concentration of credit risk in loans and advances

	R$ thousand
	December 31
	2013	2012 (Restated)
Largest borrower	0.7%	0.9%
Ten largest borrowers	5.3%	5.2%
Twenty largest borrowers	8.2%	8.1%
Fifty largest borrowers	12.9%	12.8%
Hundred largest borrowers	16.6%	16.9%

The values presented for the biggest debtor and the hundred largest borrowers showed a decrease and the level of credit concentration in the remaining debtors showed a slight increase in the period.

Bradesco F - 46

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	R$ thousand
	December 31
	2013	2012 (Restated)
Public sector	2,188,831	423,180
Federal	2,148,497	260,544
State	40,334	162,636
Private sector	321,790,737	288,512,434
Individuals	128,635,645	112,989,410
Industry	58,245,854	54,187,104
Commerce	45,979,578	45,315,607
Services	84,554,012	72,446,408
Agribusiness	4,375,648	3,573,905
Total portfolio	323,979,568	288,935,614
Impairment of loans and advances	(19,858,234)	(19,914,294)
Total of net loans and advances to customers	304,121,334	269,021,320

The portfolio's breakdown by sector of economic activity showed increase in the shares of the sectors that comprise it, highlighting the increased participation of “Public sector”, “Individuals” and “Services”.

Measurement of Credit Risk

Periodically, the Organization evaluates the existence of objective evidence of loss in the loan and advance portfolio, taking into account its historical experience of impairment losses and employing other methodologies to consider the customer' quality as well as the nature of the transaction including its guarantees for estimating the expected cash flows.

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

For individually significant clients showing specific objective evidences impairment loss is estimated by individual analysis, taking into account the future cash flows expected from each client, including the realization of guarantees associated with operations.

For individually non-significant clients showing specific objective evidence, impairment loss is estimated based on the experience of historical loss based on observable information on the current date, to reflect the effects according to internal models set by the Organization.

Clients showing no specific objective evidence of impairment losses, both individually significant and individually non-significant clients are evaluated collectively by Organization’s internal models based on collective parameters of loss identified and macroeconomic parameters of economic activity and default.

            F - 47     IFRS – International Financial Reporting Standards – 2013

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

Write-offs

Credits are written off in the consolidated statement of financial position against impairment of loans and advances when they are considered uncollectible or a permanent loss. Credit operations are written off when they are overdue for 180 to 360 days. Credit operations with remaining maturities for at least 36 months are written off when they are overdue for 360 to 540 days.

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

Bradesco F - 48

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

We present below the credit derivative transactions:

	R$ thousand
	Value of credit risk
	December 31
	2013	2012 (Restated)
Transferred
Credit Default Swaps, the underlying assets of which include:
● Bonds and securities - Brazilian public debt securities	-	(265,655)
● Derivatives held by companies	-	(4,087)
Received
Credit Default Swaps, the underlying assets of which include:
● Derivatives held by companies	-	6,131
Total	-	(263,611)
Deposited margin	-	5,109

The Organization carried out operations involving credit derivatives in order to better manage its risk exposure and assets. The contracts related to the credit derivative transactions described above matured on different dates through June 30, 2013. The mark-to-market adjustment of the protection rates, which remunerates the counterparties receiving the risk, totaled negative R$ (332) thousand on December 31, 2012. During the period, there were no events that, based on the corresponding contracts, could have triggered a credit default.

3.2.  Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability transactions may show mismatched maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits duly and independently monitored.

All transactions that expose the Organization to market risk are mapped, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

The risk management process relies on the participation of all levels of the Organization, from the business units to the Board of Directors.

In compliance with the Corporate Governance practices and aiming to preserve and strengthen the management of market and liquidity risks in the Organization, as well as to meet the requirements of Resolution nº 3.464/07, of the National Monetary Council (CMN), the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least on an annual basis by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market and liquidity risks.

In addition to the policy, the Organization has specific rules to regulate the market- and liquidity-risk management process, as follows:

            F -49     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

•       Use of Derivatives; and

•       Hedging.

Market Risk Management Process

The market risk management process is conducted in a corporate manner; it involves diverse areas, with specific duties in the process, thereby ensuring an efficient structure, and the measurement and control of market risk is conducted in a centralized and independent manner. This process allowed the Organization to use since January 2013, its internal market risk models to calculate regulatory capital requirements. This process, approved by the Board of Directors, is also revised at least once a year by the Committees and the Board itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees that are submitted for approval by the Integrated Risk Management and Capital Allocation Committee, and then for approval by the Board of Directors and based on the business’ characteristics, which are segregated into the following Portfolios:

Trading Portfolio: it comprises all operations involving financial instruments, including derivatives, maintained for trading purposes or intended to hedge other instruments of the trading portfolio, and which are not subject to trading limitations. Operations maintained for trading purposes are those intended for resale, to obtain benefits from actual or expected price variations or arbitrage.

The Trading Portfolio is monitored by the following limits:

•       VaR;

•       Stress;

•       Income; and

•       Financial Exposure.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Organization’s other businesses and their respective hedges.

For the Banking Portfolio, the following limits are monitored:

•       Interest rate risk; and

•       Share Portfolio.

Market-Risk Measurement Models

Market risk is measured and controlled using the Stress, Value at Risk (VaR), the Economic Value Equity (EVE) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. Using several methodologies to measure and evaluate risks is of great importance, because they can complement each other and their combination allows the analysis of different scenarios and situations.

Bradesco F - 50

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Trading and Regulatory Portfolio and Equity Risk from Banking Portfolio

Trading Portfolio risks are controlled by the Stress and VaR methodology. The Stress quantifies the negative impact of economic shocks and events that are financially unfavorable to the Organization’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Organization’s Economic area based on historical and prospective data for the risk factors in which the Books hold a position.

In order to evaluate risk through VaR, the risks of the Trading and Regulatory Portfolios (Trading Portfolio positions plus foreign currency exposure and Banking Portfolio commodities) and of equity in the Banking Portfolio, though controlled separately, are measured using the Delta-Normal VaR methodology, with a confidence level of 99%, as well as volatilities and correlations calculated using statistical methods that give more weight to recent returns. Gamma and Vega risks for operations with options are incorporated to VaR, which is calculated for one day and adjusted to reflect the impact of the period necessary to unwind the existing positions.

For regulatory purposes, the capital requirements relating to shares of the Banking Portfolio are determined through the credit risk evaluation, as per Central Bank of Brazil resolution.

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

For the measurement of the interest-rate risk in the Banking Portfolio, accelerated payment of loans is not assumed, as this situation is not significant in the total volume of operations. For deposits without a defined maturity, such as demand deposits and savings deposits, an analysis is performed to determine their historical behavior and the possibility of maintaining it are studied. Thus, after all the deductions from demand and savings deposits, for example, the compulsory reserve held at Bacen, the remaining balance (free funds) is considered in accordance with the maturity flows of fixed-rate lending operations of the Financial Conglomerate.

Financial Instrument Pricing

To adopt the best market prices related to the assessment of financial instruments’ market value, the Market and Liquidity Risk Management Executive Committee (CEGRIMEL) established the Mark-to-Market Commission (CMM), which is responsible for approving or submitting mark-to-market models to GEGRIMEL. CMM is composed of business, back-office and risk representatives, and the risks area responsible for the coordination of the Commission and for the submission of the matters assessed to the CEGRIMEL, for reporting or approval, whichever is the case.

            F - 51     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Whenever possible, the Bank adopts prices and rates practiced by the Securities, Commodities and Futures Exchange and the Secondary Securities Market. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are adopted to price the instruments, which also follow the same CMM approval procedure and are submitted to the Organization’s validation and assessment processes.

Mark-to-market criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Book must be approved by the Treasury or Products and Services Executive Committee and their pricing criteria must be defined by the CMM.

The following principles for the mark-to-market process are adopted by the Organization:

•           Commitment: the Organization is engaged in guaranteeing that the prices used reflect the market value of the operations. Should information not be found, Bradesco uses its best efforts to estimate the market value of the financial instruments;

•           Frequency: the formalized mark-to-market criteria are applied on a daily basis;

•           Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the mark-to-market criteria;

•           Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal price to a type of instrument within the Organization; and

•           Transparency: the methodology must be accessible by the Internal and External Audit and Independent Model Validation areas and by Regulatory Agencies.

Independent Model Validation

In addition to the model development, monitoring and enhancement activities, the market practices propose creating an independent validation process for internal models, with critical and timely analysis of the application scope, measurement system, monitoring, applicability and technology of internal models.

Thus, the main objective of the validation process is to issue a justified opinion on whether the internal models work according to the expected objectives and whether the results obtained are appropriate to be used for the purpose they were created.

Therefore, the area carries out activities that allow the development and constant improvement of the evidence program. Evidence program tests are specific for each type of model and contain objectives, requirements, procedures, the expected results and criteria to assess the result obtained, and are classified into six dimensions, grouped into qualitative and quantitative types.

•       Qualitative

- Scope of the Model: scope of application that includes the objective of each type of risk, the companies exposed to this type of risk, books, products, segments, channels, etc.;

- Applicability of the Model: includes the definition, reasonability in the use of the model’s factors, flow and timeliness of information to the decision-making process; and

- Technological Environment and Data Consistency: structure of systems and controls involved in the calculations performed by the model and the process in which the model is inserted. It also includes data consistency, taking into consideration the functionalities of version and access controls, backup, traceability, changes in parameters, data quality, system contingency and automated controls.

Bradesco F - 52

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Quantitative

- Measurement System: risk measurement procedure that includes the definition, application and internal validation of the method, composed of methodology, assumptions, parameters, calculation routine, input data and results;

- Stress Test: measurement procedure to quantify the variations in the amounts estimated by the model in extreme, historical and prospective scenarios, plausible for the variables affecting it; and

- Backtesting: statistic procedure used to assess the model by comparing the amounts estimated by the model and the amounts observed within a previously defined period. It includes methodological, formalization and utilization aspects for model improvement.

The responsibility for the independent validation process, that includes the analysis and the assessment of internal models, belongs to the Independent Model Validation Area (AVIM), which is part of the Internal Control and Compliance Department. AVIM’s validation process uses structures that are already implemented and settled in the Organization to avoid overlapping tasks.

Control and Follow-Up

Market risk is primarily controlled and monitored by an independent area, the Integrated Risk Control Department, whom, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, positions are discussed once a week by the Executive Treasury Committee, which evaluates results and risks and discusses strategies. Both the governance process and existing limits are ratified by the Integrated Risk and Capital Allocation Management Committee and submitted to approval of the Board of Directors, and are revised at least once a year.

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

The economic hedge operations entered into by the Treasury Department should, necessarily, eliminate or mitigate risks of mismatches of volumes, terms, currencies or indexers of the positions on the treasury books, using the assets and derivatives authorized for trading in each of the books, in order to:

            F - 53     IFRS – International Financial Reporting Standards – 2013

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

Derivatives Standardized and of Continuous Use

The Treasury Department may use standardized derivatives (traded on an exchange) and those of continuous use (traded over-the-counter) with the purpose of obtaining income and also for the structuring of hedges. The derivatives classified as ‘of continuous use’ are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among others), forward operations (currencies, for example), vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as ‘of continuous use’ or structured operations are subject to the authorization of the applicable Committee.

Evolution of the Exposure

In this section we present the evolution of financial exposure, the VaR calculated using the internal  model and its backtesting, the Stress Analysis, and the Sensitivity Analysis.

Financial Exposure – Trading Portfolio

	R$ thousand
	December 31
Risk Factors	2013		2012
	Assets	Liabilities	Assets	Liabilities
Fixed rate	156,803,699	202,995,592	231,620,621	200,058,048
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	10,792,336	8,031,461	14,311,059	13,581,800
Forex Coupon	16,646,887	18,029,444	3,440,579	7,507,735
Foreign Currency	17,726,601	18,899,620	7,862,049	10,126,565
Variable Income	198,852	130	602,561	415,269
Sovereign / Eurobonds and Treasuries	8,847,031	4,298,277	8,321,309	7,053,277
Other	1,293,999	139,364	1,145,887	55,104
Total at the end of the year	212,309,405	252,393,888	267,304,065	238,797,798

Bradesco F - 54

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

VaR Internal Model –Trading Portfolio

As of 2013, in line with the characteristics of the trading portfolio and our other publications, we now present the VaR at a horizon of 1 day, which is the basis for the calculation of regulatory capital requirements and the process of market risk management, which, as a way to expand our analysis and controls, is adjusted for liquidity risk of its  assumed positions. The VaR at the horizon of 1 day is also used to assess the adherence of the adopted model (backtesting), which influences the regulatory capital required. Moreover, because of the tax consequences that a possible negative outcome might bring, the amounts presented are net of tax effects.

At the end of the 2013 year we verified that there was a reduction in VaR in relation to the end of the 2012 year, because of the reduction in the period of exposure.

Risk Factors	R$ thousand
	December 31
	2013	2012
Fixed rate	18,626	24,793
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	15,158	29,025
Forex Coupon	4,999	7,053
Foreign Currency	10,387	14,322
Variable Income	475	4,640
Sovereign / Eurobonds and Treasuries	6,310	9,395
Others	1,055	1,868
Correlation / Diversification Effect	(16,068)	(36,197)
VaR at the end of the year	40,942	54,899

Average VaR in the year	102,676	67,177
Minimum VaR in the year	16,116	29,822
Maximum VaR in the year	264,305	111,195

 Note: 1-day VaR and net of tax effects.

Internal VaR Model – Regulatory Portfolio

Bradesco uses since January 2013, its internal market risk models, which had already been used in the Organization’s management, to assess regulatory capital requirements1 for all risk factors and The Organization’s companies. This capital is calculated based on the Regulatory Portfolio, which comprises the Trading Portfolio and the Foreign Exchange Exposure and the Commodities Exposure of the Banking Portfolio, through the normal delta VaR model, adjusted by the Gama and Vega risks of options operations and one-day horizon, extrapolated by the square root of time method to the regulatory horizon2 (at least ten days). VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

1 According to Central Bank Circular Letter 3,674, capital requirement accounts for the maximum between 90% of Central Bank’s standard model and the internal model used by the Bank, during the first year of adoption of the market risk internal model, as of the date the Bank was authorized to adopt it, and the maximum between 80% of Central Bank’s standard model and the internal model used by the Bank, as of the second year of adoption of the internal model;

2 The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Central Bank, is adopted; and

            F - 55     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ mil
Risk Factors	December 31, 2013
	VaR	Stressed VaR
Interest rate	110,042	235,649
Exchange rate	57,508	139,680
Commodity price (Commodities)	1,600	3,715
Share prices	4,406	5,629
Correlation / Diversification Effect	(26,312)	(49,235)
VaR at the end of the year	147,244	335,438

Average VaR in the year	340,648	653,795
Minimum VaR in the year	61,605	143,623
Maximum VaR in the year	835,434	1,404,577

VaR Internal Model – Backtesting

The main purpose is to monitor, validate and assess the adherence of the VaR model, and the number of disruptions occurred must be compatible with the number of disruptions accepted by the statistical tests conducted and confidence level established. Another objective is to improve the models used by the Organization, through analyses carried out to different periods and VaR trust levels, both for Total VaR and risk factor.

The methodology applied and current statistical models are continuously assessed using backtesting techniques, which compare the VaR, with one-day maintenance period, and the hypothetic results obtained from the same positions used in the VaR calculation and with the effective result also considering the changes in the day for which VaR was estimated.

The corresponding hypothetical and effective daily results of the last 250 business days exceed in seven instances the VaR with 99% trust level, i.e., only an exception above the limits defined in the statistic tests applied to the model, despite the strong market variations mainly in the first half of 2013. For longer analysis periods, exceptions are in line with expectations, proving the model’s consistency.

The disruptions were mainly due to more variations than expected in interest rates, influenced within the period assessed by the doubts towards the behavior of the inflation and the speed and intensity of the Brazilian monetary tightening cycle, in addition to increased international risk aversion, mainly towards the emerging nations, and U.S. Federal Reserve’s (US FED) signaling it could suspend the monetary stimulus for the American economy in 2013. According to the document published by the Basel Committee on Banking Supervision3, the disruptions would be classified as “bad luck or the markets moved differently than the expected by the model,” i.e., volatility was significantly higher than expected and, in some situations, the correlations differ from those assumed by the model.

The graphs below show the Regulatory Book 1-day VaR and the hypothetical and effective results obtained on a daily basis.

3Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements, of January 1996.

Bradesco F - 56

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Graph I – VaR vs. Hypothetical Result

Graph II – VaR vs. Effective results

            F - 57     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stress Analysis – Trading Portfolio

The Organization still assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established during the governance process. Thus, the possibility of average loss estimated in a stress situation would be R$ 713,611 thousand in 2013 (2012 – R$ 833,695 thousand), and the maximum estimated loss would be R$ 1,436,759 thousand (2012 – R$ 1,493,661 thousand).  Is worth noting that as of 2013, in line with the information from the Risk Management Report - Pillar 3, the values of stresses are presented only within a view that considers the diversification effect between the risk factors and how these values are net of tax effects.

	R$ thousand
	December 31
	2013	2012
At the end of the year	479,183	862,239
Average in the year	713,611	833,695
Minimum in the year	144,869	200,458
Maximum in the year	1,436,759	1,493,661

Note: Values net of tax effects.

Bradesco F - 58

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis

The Trading Portfolio is also evaluated daily using sensitivity analysis to measure the effect of the market and price curves on our positions. In addition, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolios) is conducted on a quarterly basis. It is important to highlight the impacts of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization. This is because a part of the loan operations in the Banking Portfolio is funded by demand deposits and/or savings deposits, which serve as a natural hedge against any interest rate fluctuations; and interest rate fluctuations do not have a material impact in the Organization’s results, since the intention is to hold the loan operations until their maturity.

Scenario 1 - shock of 1 b.p to rates and 1% to market prices		R$ thousand
Scenario 2 - shock of 25% to rates and market prices		Trading & Banking Portfolios (1)
Scenario 3 - shock of 50% to rates and market prices		December 31, 2013			December 31, 2012
Risk Factors	Definition	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(7,177)	(1,942,202)	(3,739,065)	(11,099)	(2,128,929)	(4,115,092)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(14,665)	(2,100,989)	(3,876,937)	(22,273)	(1,902,223)	(3,448,019)
FX Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(371)	(49,769)	(91,023)	(661)	(58,363)	(109,978)
Foreign Currency	Exposures subject to the FX variation	(11,161)	(253,210)	(482,709)	(11,347)	(164,807)	(305,127)
Variable Income	Exposures subject to the variation of share prices	(22,002)	(550,045)	(1,100,090)	(19,079)	(469,601)	(934,884)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(764)	(50,300)	(96,883)	(1,115)	(44,355)	(87,136)
Others	Exposures that do not match the previous definitions	(397)	(9,939)	(19,877)	(82)	(2,056)	(4,112)
Total without correlation		(56,537)	(4,956,454)	(9,406,584)	(65,656)	(4,770,334)	(9,004,348)
Total with correlation		(39,608)	(4,078,197)	(7,698,477)	(36,642)	(3,712,361)	(6,979,548)

(1)      Values net of taxes.

            F - 59    IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below we present the sensitivity analysis of the Trading Portfolio only, which represents the exposures that may have material impact on the Organization’s results. Note that the results presented show the impacts of each scenario in a static portfolio position. The market’s dynamism makes these positions change continuously and which do not necessarily reflect the current position shown here:

Scenario 1 - shock of 1 b.p to rates and 1% to market prices		R$ thousand
Scenario 2 - shock of 25% to rates and market prices		Trading Portfolio (1)
Scenario 3 - shock of 50% to rates and market prices		December 31, 2013			December 31, 2012
Risk Factors	Definition	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(1,161)	(314,600)	(610,764)	(1,596)	(300,144)	(577,467)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(714)	(101,267)	(196,397)	(2,864)	(256,727)	(489,707)
FX Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(378)	(51,033)	(93,293)	(649)	(55,701)	(104,875)
Foreign Currency	Exposures subject to the FX variation	(6,050)	(148,787)	(297,318)	(12,312)	(216,083)	(418,084)
Variable Income	Exposures subject to the variation of share prices	(920)	(23,008)	(46,016)	(1,537)	(31,882)	(60,427)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(590)	(43,582)	(83,593)	(1,001)	(41,733)	(81,194)
Others	Exposures that do not match the previous definitions	(20)	(505)	(1,010)	(49)	(1,232)	(2,464)
Total without correlation		(9,833)	(682,782)	(1,328,391)	(20,008)	(903,502)	(1,734,218)
Total with correlation		(7,434)	(509,080)	(991,248)	(13,585)	(580,483)	(1,111,507)

(1)    Values net of taxes.

Bradesco F - 60

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensitivity analyses were prepared based on the scenarios for the respective dates, always considering the market information at the time and scenarios that have a negative impact on our positions.

Scenario 1: Based on the market information (BM&FBovespa, Anbima, etc.), stresses were applied of 1 basis point for interest rates and a 1% variation for prices. For example: in the scenario applied on the positions at December 31, 2013 the exchange rate Real/Dollar was R$ 2.39 (December 31, 2012 – R$ 2.06). For the scenario of interest, the 1-year fixed rate applied on the positions at December 31, 2013 was 10.59% p.a (December 31, 2012 – 7.15%).

Scenario 2: Stresses of 25% were calculated based on the markets. For example: in the scenario applied on the positions at December 31, 2013 the exchange rate Real/Dollar was R$ 2.95 (December 31, 2012 – R$ 2.55). For the scenario of interest, the 1-year fixed rate applied on the positions at December 31, 2013 was 13.23% p.a. (December 31, 2012 – 8.92%) The scenarios for the other risk factors also represent a stress of 25% in the respective curves or prices.

Scenario 3: Stresses of 50% were calculated based on the markets. For example: in the scenario applied on the positions at December 31, 2013, the exchange rate Real/Dollar was R$ 3.54 (December 31, 2012 – R$ 3.06). For the scenario of interest, the 1 year fixed rate applied on the positions at December 31, 2013 was 15.87% p.a. (December 31, 2012 – 10.71% p.a.) The scenarios for the other risk factors also represent a stress of 50% in the respective curves or prices.

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

Management Process of the Liquidity Risk

The liquidity risk management process is conducted in a corporate and centralized and independent manner, including the daily monitoring of available funds, the compliance with the minimum liquidity level and the contingency plan for stress situations.

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

            F - 61     IFRS – International Financial Reporting Standards – 2013

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

The liquidity risk is monitored at the Treasury Executive Committee, which monitors liquidity reserves, with mismatches in maturities and currencies. The monitoring is also conducted by the Market and Liquidity Risk Management Executive Committee, the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

Internal Communication

In the process of liquidity risk management, reports are distributed daily to the areas involved in management and control, as well as to the Management. This process comprises several analysis instruments used to monitor the liquidity, such as:

•       Daily distribution of liquidity control instruments;

•       Automatic intra-day update of the liquidity reports for appropriate management by the Treasury Department;

•       Preparation of reports with past behavior and future simulations based on scenarios;

•       Daily verification of compliance with minimum liquidity levels; and

•       Weekly reports to the Board of Executive Officers, showing the behavior and expectations related to the liquidity situation.

The liquidity risk management process also has an alert system that selects the appropriate reporting level according to the established limit usage percentage. Thus, the higher the risk limit consumption, the higher the number of Senior Management members who receive the reports.

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

	R$ thousand
	December 31, 2013
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	126,484,700	16,071,600	67,084,045	51,749,438	5,474,725	266,864,508
Deposits from customers	133,576,023	11,644,757	20,734,318	64,257,703	211,237	230,424,038
Funds from securities issued	3,419,212	3,375,505	15,908,345	49,563,696	2,638,377	74,905,135
Subordinated debt	303,556	133,711	2,869,486	35,786,674	18,733,249	57,826,676
Total liabilities	263,783,491	31,225,573	106,596,194	201,357,511	27,057,588	630,020,357

Bradesco F -62

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2012 (Restated)
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

            F - 63     IFRS – International Financial Reporting Standards – 2013

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

	R$ thousand
	December 31, 2013
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	159,165	119,719	185,764	614,416	536,146	1,615,210
Non-deliverable forwards	219,827	113,222	60,343	47,631	16,675	457,698
• Purchased	81,522	6,254	13,265	170	-	101,211
• Sold	138,305	106,968	47,078	47,461	16,675	356,487
Premiums of options	91,547	4,296	106,973	19,208	-	222,024
Total of derivative liabilities	470,539	237,237	353,080	681,255	552,821	2,294,932

	R$ thousand
	December 31, 2012 (Restated)
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	219,816	28,204	196,946	606,202	801,822	1,852,990
Non-deliverable forwards	2,448,427	45,998	114,156	6,593	-	2,615,174
• Purchased	439,417	43,314	45,978	6,370	-	535,079
• Sold	2,009,010	2,684	68,178	223	-	2,080,095
Premiums of options	122,177	1,192	11,637	1,996	-	137,002
Total of derivative liabilities	2,790,420	75,394	322,739	614,791	801,822	4,605,166

Bradesco F - 64

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	December 31, 2013
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	67,450,363	-	-	-	-	-	67,450,363
Financial assets held for trading	21,415,199	6,406,961	16,508,242	30,456,366	10,325,394	10,980,361	96,092,523
Financial assets available for sale	7,992,859	948,135	1,112,736	15,854,096	36,050,088	5,880,497	67,838,411
Investments held to maturity	-	-	-	2,948,181	20,120,845	-	23,069,026
Assets pledged as collateral	37,861,027	7,734,003	2,351,252	45,168,535	24,625,408	-	117,740,225
Loans and advances to banks	61,160,937	3,904,620	7,069,189	6,584,167	810	-	78,719,723
Loans and advances to customers	41,883,929	76,082,035	48,717,678	120,270,221	17,167,471	-	304,121,334
Other financial assets (1)	19,150,717	234,140	266,351	8,365,321	401,895	-	28,418,424
Total financial assets	256,915,031	95,309,894	76,025,448	229,646,887	108,691,911	16,860,858	783,450,029

Liabilities
Deposits from banks	125,383,182	51,041,184	20,247,946	41,895,414	4,532,647	-	243,100,373
Deposits from customers (2)	133,568,855	18,130,186	12,948,037	51,365,672	205,307	-	216,218,057
Financial liabilities held for trading	478,068	429,720	191,962	482,895	243,737	-	1,826,382
Funds from securities issued	2,856,196	9,345,039	8,647,031	35,840,053	1,194,749	-	57,883,068
Subordinated debt	159,428	770	2,421,701	21,016,930	12,286,174	-	35,885,003
Insurance technical provisions and pension plans (2)	103,870,571	2,295,904	674,971	23,487,577	-	-	130,329,023
Other financial liabilities (3)	31,217,814	5,180,378	2,445,098	680,694	-	-	39,523,984
Total financial liabilities	397,534,114	86,423,181	47,576,746	174,769,235	18,462,614	-	724,765,890

            F - 65     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2012 (Restated)
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	59,901,564	-	-	-	-	-	59,901,564
Financial assets held for trading	28,613,415	5,238,445	2,215,141	40,734,189	23,626,185	11,411,127	111,838,502
Financial assets available for sale	18,399,375	706,356	517,265	10,984,233	45,390,233	5,524,668	81,522,130
Investments held to maturity	2,003	9,239	-	220,643	3,483,788	-	3,715,673
Assets pledged as collateral	14,472,932	60,287,471	1,019,023	19,656,101	10,697,772	-	106,133,299
Loans and advances to banks	50,379,883	26,824,507	5,088,339	10,165,175	1,443	-	92,459,347
Loans and advances to customers	48,832,280	67,502,646	40,431,826	94,332,963	17,921,605	-	269,021,320
Other financial assets (1)	20,177,831	175,525	207,400	8,796,112	343,539	-	29,700,407
Total financial assets	240,779,283	160,744,189	49,478,994	184,889,416	101,464,565	16,935,795	754,292,242

Liabilities
Deposits from banks	98,782,683	63,080,426	14,133,053	40,917,101	4,030,091	-	220,943,354
Deposits from customers (2)	122,542,678	14,323,104	10,054,554	63,129,248	724,679	-	210,774,263
Financial liabilities held for trading	2,790,513	182,250	202,157	486,821	388,241	-	4,049,982
Funds from securities issued	3,460,972	14,697,409	12,119,875	20,669,467	604,370	-	51,552,093
Subordinated debt	195,661	549,640	1,396,680	13,523,640	19,186,093	-	34,851,714
Insurance technical provisions and pension plans (2)	91,388,794	2,011,060	491,703	24,877,163	-	-	118,768,720
Other financial liabilities (3)	29,568,300	4,903,276	2,987,675	600,633	-	-	38,059,884
Total financial liabilities	348,729,601	99,747,165	41,385,697	164,204,073	24,933,474	-	679,000,010

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

Bradesco F - 66

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, on the reporting date:

	R$ thousand
	December 31, 2013
	Current	Non-current	Total
Assets
Total financial assets	428,250,373	355,199,656	783,450,029
Non-current assets held for sale	832,546	-	832,546
Investments in associated companies	-	3,392,847	3,392,847
Property and equipment	-	4,501,967	4,501,967
Intangible assets and goodwill	-	8,220,739	8,220,739
Taxes to be offset	922,917	4,370,199	5,293,116
Deferred income tax assets	-	25,661,079	25,661,079
Other assets	4,144,441	2,804,850	6,949,291
Total non-financial assets	5,899,904	48,951,681	54,851,585
Total assets	434,150,277	404,151,337	838,301,614

Liabilities
Total financial liabilities	531,534,041	193,231,849	724,765,890
Other provisions	1,531,647	12,220,930	13,752,577
Current income tax liabilities	3,082,976	-	3,082,976
Deferred income tax liabilities	-	799,824	799,824
Other liabilities	23,023,496	773,925	23,797,421
Total non-financial liabilities	27,638,119	13,794,679	41,432,798
Total equity	-	72,102,926	72,102,926
Total liabilities and equity	559,172,160	279,129,454	838,301,614

	R$ thousand
	December 31, 2012 (Restated)
	Current	Non-current	Total
Assets
Total financial assets	451,002,671	303,289,571	754,292,242
Non-current assets held for sale	532,809	164	532,973
Investments in associated companies	-	3,121,386	3,121,386
Property and equipment	-	4,524,827	4,524,827
Intangible assets and goodwill	-	7,617,873	7,617,873
Taxes to be offset	804,621	4,489,945	5,294,566
Deferred income tax assets	-	17,913,529	17,913,529
Other assets	3,509,924	2,733,304	6,243,228
Total non-financial assets	4,847,354	40,401,028	45,248,382
Total assets	455,850,025	343,690,599	799,540,624

Liabilities
Total financial liabilities	489,862,463	189,137,547	679,000,010
Other provisions	1,134,895	19,886,214	21,021,109
Current income tax liabilities	3,288,688	-	3,288,688
Deferred income tax liabilities	-	3,091,667	3,091,667
Other liabilities	21,035,931	756,829	21,792,760
Total non-financial liabilities	25,459,514	23,734,710	49,194,224
Total equity	-	71,346,390	71,346,390
Total liabilities and equity	515,321,977	284,218,647	799,540,624

            F - 67     IFRS – International Financial Reporting Standards – 2013

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

For fair valuing securities traded which have no public source, the Bradesco uses models defined by the mark-to-market Commission and also the mark-to-mark manual for each security modality, thus maintaining a consistent and regular source of disclosure. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of marked-to-market assets, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner its determination of fair value.

Bradesco F - 68

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

R$ thousand

December 31, 2013

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	46,847,215	-	253	46,847,468
Corporate debt and marketable equity securities	6,753,756	-	11,132,686	17,886,442
Bank debt securities	15,837,616	-	4,350,208	20,187,824
Mutual funds	8,426,678	-	-	8,426,678
Foreign governments securities	235,083	-	-	235,083
Financial assets held for trading	78,100,348	-	15,483,147	93,583,495
Derivative financial instruments	141,336	2,367,692	-	2,509,028
Derivative financial instruments (liabilities)	(187,677)	(1,638,705)	-	(1,826,382)
Derivatives	(46,341)	728,987	-	682,646
Brazilian government securities	28,897,492	-	88,193	28,985,685
Corporate debt securities	5,181,185	-	25,877,171	31,058,356
Bank debt securities	1,766,313	-	82,974	1,849,287
Brazilian sovereign bonds	64,586	-	-	64,586
Marketable equity securities and other stocks	5,643,098	-	237,399	5,880,497
Financial assets available for sale	41,552,674	-	26,285,737	67,838,411
Total	119,606,681	728,987	41,768,884	162,104,552

R$ thousand

December 31, 2012 (Restated)

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	46,011,496	-	3,026	46,014,522
Corporate debt and marketable equity securities	8,320,374	-	27,900,869	36,221,243
Bank debt securities	16,706,498	-	1,779,188	18,485,686
Mutual funds	7,650,252	-	-	7,650,252
Foreign governments securities	244,168	-	-	244,168
Financial assets held for trading	78,932,788	-	29,683,083	108,615,871
Derivative financial instruments	-	3,067,334	155,297	3,222,631
Derivative financial instruments (liabilities)	-	(3,913,211)	(136,771)	(4,049,982)
Derivatives	-	(845,877)	18,526	(827,351)
Brazilian government securities	63,861,957	-	103,509	63,965,466
Corporate debt securities	4,141,250	-	6,754,049	10,895,299
Bank debt securities	862,921	-	-	862,921
Brazilian sovereign bonds	273,776	-	-	273,776
Marketable equity securities and other stocks	5,147,824	-	376,844	5,524,668
Financial assets available for sale	74,287,728	-	7,234,402	81,522,130
Total	153,220,516	(845,877)	36,936,011	189,310,650

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

            F - 69     IFRS – International Financial Reporting Standards – 2013

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

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2013 and 2012:

	R$ thousand
	Financial assets held for trading	Net derivatives (1)	Financial assets available for sale	Total
Balance on December 31, 2011 (Restated)	21,455,840	(10,947)	6,595,137	28,040,030
Included in the statement of income and other comprehensive income	2,399,821	(28,828)	1,251,096	3,622,089
Acquisitions, issuances and sales	5,951,615	58,301	(611,831)	5,398,085
Transfer levels	(124,193)	-	-	(124,193)
Balance on December 31, 2012 (Restated)	29,683,083	18,526	7,234,402	36,936,011
Included in the statement of income and other comprehensive income	2,547,555	-	(304)	2,547,251
Acquisitions, issuances and sales(2)	(16,673,091)	-	19,051,639	2,378,548
Transfer levels	(74,400)	(18,526)	-	(92,926)
Balance on December 31, 2013	15,483,147	-	26,285,737	41,768,884

1)     In 2012, the net derivatives included R$ 155,297  thousand of derivative assets and R$ 136,771  thousand of derivative liabilities; and

2)     In 2013, R$ 13,811,260 thousand were reclassified, classified as level 3, from category of "trading securities" to "available for sale".

Bradesco F - 70

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2013, 2012 and 2011:

	R$ thousand
	Year ended December 31, 2013
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	2,499,220	-	1,067,146	3,566,366
Net trading gains/(losses) realized and unrealized	48,335	-	(1,067,450)	(1,019,115)
Total	2,547,555	-	(304)	2,547,251

	R$ thousand
	Year ended December 31, 2012 (Restated)
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	2,462,474	-	782,702	3,245,176
Net trading gains/(losses) realized and unrealized	(62,653)	(28,828)	468,394	376,913
Total	2,399,821	(28,828)	1,251,096	3,622,089

	R$ thousand
	Year ended December 31, 2011 (Restated)
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Total
Interest and similar income	2,152,178	-	669,938	2,822,116
Net trading gains/(losses) realized and unrealized	(123,989)	(3,475)	796	(126,668)
Total	2,028,189	(3,475)	670,734	2,695,448

The tables below show the gains/(losses) due to the changes in fair value, including the realized and unrealized gains and losses, recorded in the statement of income for Level 3 assets and liabilities, which were not settled during the years 2013, 2012 and 2011:

	R$ thousand
	Year ended December 31, 2013
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	36,768	-	36,768
Total	36,768	-	36,768

	R$ thousand
	Year ended December 31, 2012 (Restated)
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	29,365	(28,828)	537
Total	29,365	(28,828)	537

            F - 71     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2011 (Restated)
	Financial assets held for trading	Net derivatives	Total
Net gains/(losses) due to changes in fair value	(102,916)	(3,475)	(106,391)
Total	(102,916)	(3,475)	(106,391)

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	2013
	Impact on income (1)			Impact on shareholders’ equity (1)
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest rate in BRL	(66)	(18,520)	(34,907)	(1,949)	(427,185)	(764,175)
Price indices	(110)	(15,890)	(29,602)	(776)	(112,631)	(209,840)
Foreign currency coupon	(18)	(1,067)	(2,112)	-	-	-
Foreign currency	(747)	(18,666)	(37,333)	-	-	-
Variable income	-	-	-	(1,424)	(35,610)	(71,220)

	R$ thousand
	2012
	Impact on income (1)			Impact on shareholders’ equity (1)
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest rate in BRL	(1)	(143)	(278)	(1,388)	(254,520)	(463,090)
Price indices	(95)	(7,821)	(14,999)	(928)	(74,626)	(143,270)
Foreign currency coupon	(21)	(910)	(1,806)	-	-	-
Foreign currency	(868)	(21,711)	(43,421)	-	-	-
Variable income	-	-	-	(2,261)	(56,527)	(113,053)

(1)Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the examples below:

Scenario 1: Based on market inputs (BM&FBOVESPA, Brazilian Financial and Capital Markets Association - ANBIMA etc.), one-basis point shocks were applied to the interest rate and a 1% variation to prices. For example: in the scenario applied to the positions as of 12/31/2013, the real/US dollar exchange rate was R$ 2.39. For the interest scenario, the one-year fixed rate applied to the positions as of 12/31/2013 was 10.59% p.a.;

Scenario 2: 25% shocks were determined based on the market. For example: in the scenario applied to the positions as of 12/31/2013, the real/US dollar exchange rate was R$2.95. For the interest scenario, the one-year fixed rate applied to the positions as of 12/31/2013 was 13.23% p.a. The scenarios for the other risk factors also consisted of a 25% shock to the respective curves or prices; and

Scenario 3: 50% shocks were determined based on the market. For example: in the scenario applied to the positions as of 12/31/2013, the real/US dollar exchange rate was R$3.54. For the interest scenario, the one-year fixed rate applied to the positions as of 12/31/2013 was 15.87% p.a. The scenarios for the other risk factors also consisted of a 50% shock to the respective curves or prices.

Bradesco F - 72

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value:

	R$ thousand
	Carrying amount		Fair value
	December 31		December 31
	2013	2012 (Restated)	2013	2012 (Restated)
Financial assets
Held to maturity	23,069,026	3,715,673	24,545,038	6,330,812
Loans and receivables
• Banks (1)	78,719,723	92,459,347	78,719,723	92,459,437
• Customers (1)	304,121,334	269,021,320	303,332,602	270,692,087

Financial liabilities
Deposits from banks	243,100,373	220,943,354	243,223,362	220,808,850
Deposits from customers	216,218,057	210,774,263	215,869,434	210,580,862
Funds from securities issued	57,883,068	51,552,093	58,007,208	51,746,171
Subordinated debt	35,885,003	34,851,714	36,232,216	36,349,149

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

            F - 73     IFRS – International Financial Reporting Standards – 2013

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

3.5.  Capital management

Corporate Capital Management Process

The purpose of Capital Management is to provide the conditions required to meet the Organization's strategic goals. This process is compatible with the nature of the operations, complexity of products and services, and the dimension of the Organization’s exposure to risks, taking into consideration the business environment.

The Organization manages is capital in a centralized manner, involving the business and control areas, the Board of Executive Officers and the Board of Directors in order to develop a strategic plan, that is in line with the Organization risk profile.

The capital management structure is composed of Committees that assist the Board of Executive Officers and the Board of Directors in the strategic decision-making process. Within this structure is the Planning, Budget and Control Department (DPOC), whose mission is to provide support and prepare and execute corporate strategy, manage the financial performance model and monitor the Organization’s efficiency and efficacy. This area is also responsible for complying with the provisions of the Central Bank regarding capital management activities.

Capital Adequacy (PR)

This process is monitored on a daily basis to ensure that the Organization maintains a solid capital base to support its operations and to cover the risks incurred, both in normal and extreme market conditions, and to ensure that the Organization complies with regulatory requirements.

            F - 74     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

According to the Central Bank, financial institutions are required to permanently maintain capital (Reference Shareholders’ Equity) compatible with the risks from their activities, represented by the Total Capital Requirement (PRE). PRE is calculated taking into consideration, at least, the sum of the following portions:

Where:

Pepr: portion referring to exposure weighted by the risk weighting factor attributed to them;

Pjur: represents the risk of operations subject to interest rate variation;

Pacs: reflects  the risk of operations subject to share price variation;

Pcom: reflects  the risk of operations subject to commodity price variation;

Pcam: reflects  the risk of exposure to gold, foreign currency and operations subject to exchange  variation; and

Popr: operational risk portion.

Additionally, the Organization must maintain enough capital to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk), calculated using the EVE (Economic Value Equity) method.

Bradesco F - 75

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity

Below is detailed financial information based on the consolidated statement of financial position as of December 31, 2013 and 2012 prepared in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate under Brazilian Central Bank used to calculate the Reference Equity of the Organization under the perspective of Consolidated Financial Entities and Total Economic Financial. However, if the Reference Equity of the Organization was calculated according to numbers prepared under IFRS, the results could be different from that presented.

Calculation basis – Capital Adequacy Ratio	R$ thousand
	Capital Adequacy Ratio (Basel III)	Capital Adequacy Ratio (Basel II)
	2013	2012
	December 31,	December 31,
	Financial (1)	Financial	Economic Financial (2)
Tier I capital	70,808,081	65,887,034	66,195,362
Principal capital	70,808,081	65,887,034	66,195,362
Shareholders’ equity	70,939,802	70,047,459	70,047,459
Non-controlling interests	197,679	189,066	588,194
Prudential adjustments - CMN Resolution 4192/13 (3)	(329,400)	-	-
Reduction of deferred assets - CMN Resolution 3444/07(3)	-	(120,784)	(211,584)
Decrease in gains/losses of mark-to-market adjustments in available for sale and derivatives - CMN Resolution 3444/07 (3)	-	(4,228,707)	(4,228,707)
Tier II capital	24,995,582	30,866,449	30,866,449
Total gains/losses of adjustments to fair value in available for sale and derivatives - CMN Resolution 3444/07 (3)	-	4,228,707	4,228,707
Subordinated debt (4)	24,995,582	26,637,742	26,637,742
Deduction of instruments for funding - CMN Resolution 3444/07 (3)	-	(128,153)	(128,153)
Capital (a)	95,803,663	96,625,330	96,933,658
- Credit risk	526,108,312	508,590,459	503,135,606
- Market risk	27,333,949	65,807,466	66,188,180
- Operational risk	23,334,834	23,120,659	31,196,694
Risk-weighted assets – RWA (b) (5)	576,777,095	597,518,584	600,520,480
Capital adequacy ratio (a/ b)	16.6%	16.2%	16.1%
Tier I capital	12.3%	11.0%	11.0%
Common equity	12.3%	11.0%	11.0%
Tier II capital	4.3%	5.2%	5.1%

(1)     As of October 2013, capital is calculated as per CMN Resolution 4192/13, which establishes that calculation is based on the “Financial Consolidated”, which excludes non-financial subsidiaries;

(2)     Presented on a consolidated total basis (which includes both our financial and non-financial subsidiaries);

(3)     Criteria used as of October 2013, pursuant to CMN Resolution 4192/13;

(4)     Until September 2013, the amounts are calculated pursuant to CMN Resolution 3444/07 and, as of October 2013, the amounts are calculated pursuant to CMN Resolution 4192/13; and

(5)     For comparison purposes, we adjusted the “Allocation of minimum required capital” from prior periods, given that we now report the portions relating to “Risk weighted asset – RWA.

            F - 76     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Required Reference Equity (PRE)

Below is the evolution of the capital requirement to the Financial Consolidated and Economic Financial Consolidated under a standardized approach:

Capital Requirement	R$ thousand
	2013	2012
	December 31,	December 31,
	Financial	Financial	Economic Financial
Credit risk	57,871,914	55,944,948	55,344,917
Credit Operations (Non-Retail)	15,932,181	15,940,168	15,932,384
Credit Operations (Retail)	10,483,749	8,929,333	8,945,508
Guarantees	6,602,608	6,519,906	6,532,168
Tax credits	4,474,824	2,747,459	3,066,672
Credit Commitments	2,621,578	3,193,206	3,223,827
Securities, Derivatives and Interbank Investments	7,853,088	8,114,297	9,506,015
Other assets	9,903,886	10,500,579	8,138,343
Market Risk (1)	3,006,734	7,238,821	7,280,700
Fixed-rate in Reais	1,600,636	2,004,700	2,004,700
Foreign Currency Coupon	556,159	1,366,498	1,366,498
Price Index Coupon	644,443	2,999,787	2,999,787
Shares	73,587	47,921	47,921
Commodities	28,229	12,711	12,711
Exposure to Gold, Foreign Currencies and Exchange(2)	795,749	807,204	849,083
Operational Risk	2,566,832	2,543,271	3,431,635
Corporate Finances	101,136	77,129	77,129
Trading and Sales	509,347	730,774	730,774
Retail	502,376	478,868	478,868
Commercial	831,157	727,380	727,380
Payments and Settlements	366,136	300,673	300,673
Financial Agent Services	137,606	113,059	113,059
Management of Asset	108,805	101,127	101,127
Retail Brokerage	10,269	14,261	14,261
Corporate debt securities	-	-	888,364
Required Reference Equity	63,455,480	65,727,040	66,057,252
Interest Rate Risk in the Banking Portfolio	3,737,893	2,110,607	3,055,582

1-      To calculate the portion concerning Market Risk, capital requirements will be the greater between the amount determined using the internal model or 90% the standard model, according to Bacen Circular Letter 3646/13; and

2-        In accordance with Bacen Circular Letter 3641/13, capital requirements are needed only if value of exposure to gold, foreign currency and assets and liabilities subject to exchange variations is above 2% of Capital.

The Organization ended the year of 2013 with Required Reference Shareholders’ Equity (PRE) of R$ 63,445,480 thousand in the Consolidated Financial, a decrease of R$ 2,281,564 thousand (-3.5%) from 2012.

The capital requirement for credit risk increased by R$ 1,926,964 thousand (+3.4%), mainly due to increases in capital requirement and loan operation (retail and tax credits). To calculate the portion of market risk, the internal model prevailed against the standard model in December 2012. The capital requirements decreased by R$ 4,232,087 thousand (-58.5%), mainly due to decreased exposure to Interest Rate Coupon price index. Capital requirement for operational risk amounts to R$2,566,832 thousand, up R$ 23,559 thousand (+0.9%). Capital requirement for interest rate risk in the Banking Portfolio was R$3,737,983 thousand.

Bradesco F - 77

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Follow-up of Basel Index and Margin

The Capital Adequacy Ratio is an indicator defined by the International Basel Committee on Banking Supervision which recommends that there be an 8% minimum ratio between capital and assets weighted by risk. In Brazil, the current minimum required ratio is 11% for Capital, 5.5% for Tier I Capital and 4.5% for Common Equity Tier 1, according to effective regulations (Resolution 4,192/13 and 3,477/09).

	R$ thousand
	December 31, 2013	December 31, 2012
	Financial	Financial	Economic Financial
Total Capital	95,803,662	96,625,330	96,933,658
Tier I	70,808,080	65,887,034	66,195,364
Common Equity Tier I	70,808,080	65,887,034	66,195,364
Total Capital Requirement	63,445,480	65,727,040	66,057,252
Margin (Capital Buffer)	32,358,182	30,898,290	30,876,406
Capital Adequacy Ratio	16.6%	16.2%	16.1%

According to Central Bank, the Capital Adequacy Ratio (Basel) for the Consolidated Financial as of December 2013 was 16.6%, of which 12.3% fell under Tier I Capital / Common Equity Tier 1. Margin amounted to R$32,358,182 thousand, which enables an increase of up to R$346,912,590 thousand in loan operations (Retail).

Basel III

The Basel Committee on Banking Supervision introduced a series of changes in the regulatory structure, including reviews on definition of capital, expansion of the risk scope, introduction of leverage and liquidity indexes. These changes aim to increase the quality and the quantity of the financial institutions’ capital, enhancing the resilience of the financial systems and reducing the risks arising from possible banking crisis to the economy.

Based on Basel III rules issued by Central Bank in March and October 2013, which include the definition of capital and the expansion of risk scope and will be gradually implemented up to 2019, below is the simulation based on strategic assumptions for the Consolidated Financial, considering the full compliance with the rules, i.e., anticipating all the impacts expected throughout the implementation schedule, according to CMN Resolution 4192/13.

            F - 78     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Basel III – Impact Study

3.6.  Insurance risk/subscription

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

The management process seeks to diversify insurance operations, aimed at excellence by balancing the portfolio, and is supported by the grouping of risks with similar characteristics, in order to reduce the impact of isolated risks.

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

Risk management by product

Monitoring the insurance contract portfolio enables us to track and adjust tariffs practiced, as well as assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, (ii) algorithm checks and corporate system notifications (underwriting, issuance and claims).

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

Reinsurance policy

Insurance companies may be conservative and selective when choosing their partners, credit risk is obviously involved in purchasing reinsurance. However, in Brazil this risk is relatively mitigated due to the existing legal and regulatory rules, since insurers must operate with reinsurers registered with SUSEP, and are classified as local, admitted or occasional. Reinsurers classified as admitted and occasional, headquartered abroad, must meet specific minimum requirements set forth in current legislation.

Policy for purchasing reinsurance and approval of reinsurers parties to their contracts are within the purview of the executive board, which, in addition to the minimum legal requirements and regulations, follows certain other parameters when choosing these partners, thus minimizing credit risk inherent to these transactions, such as requiring a minimum rating of A- from S&P – Standard & Poor´s (or equivalent) and shareholder equity consistent with amounts transferred. Another important aspect of purchasing reinsurance is the fact that the Organization aims to work within its contractual capacity, thereby avoiding frequent purchase of coverage for facultative contracts and higher exposures to credit risk.

Premium transferred for reinsurance is relatively small in relation to total premium written; note that almost all casualty portfolios, except automotive, are hedged by reinsurance and in most cases a combination of proportional and non-proportional plans by risk and/or by event.

Currently, most automatic contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. (IRB-Brasil). Some admitted reinsurers participate with lower individual percentages, but all have a minimum capital and rating higher than the minimum established by the Brazilian legislation, which reduces our credit risk in management's judgment.

Managing credit risk

Credit-risk management in the Organization is a continuous and evolutional process for performing the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that require a high level of discipline and control of operation analyses to preserve the integrity and independence of processes.

            F - 80     IFRS – International Financial Reporting Standards – 2013

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

Regarding reinsurance operations, the Organization purchases reinsurance operations with a restricted group of reinsurers being given to IRB-Brasil the leadership of their contracts and all automatic optional contracts. According to the rating agencies provided in Brazilian law, such reinsurers have their credit risk classificated as low and IRB-Brasil classification, issued by A.M.Best, is A-.

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

The Organization is exposed to concentration risk with individual reinsurers, due to the nature of the reinsurance market and the strict range of reinsurers that have acceptable credit ratings. The Organization’s policy for managing exposure of its counterparties to reinsurance is to restrict the reinsurers that may be used, and to regularly assess the impact of reinsurer default.

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

•       Longevity risks are carefully monitored in relation to the most recent data and to the trends of the environment in which the Organization and its subsidiaries and associated companies operate. Management monitors exposure to this risk and the capital implications to manage the possible impacts, as well as to obtain the capital that the businesses may require. The adminstration adopts for calculating ways to predict and thus be covered with possible impacts generated by the improvement in life expectancy of the insured/assisted population;

            F - 82     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Risks of mortality and morbidity are mitigated through reinsurance cession in catastrophe;

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

Bradesco F - 83

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life Insurance with Survival and Welfare Coverage and Individual Life Insurance

Results of sensitivity analysis

Some of the test results are presented below. For each sensitivity scenario, we show the impact on the Organization’s bottom line of a reasonable and possible change in just one factor. We stress, there are no significant exchange rate risks in the insurance operations.

Sensitivity factor	Description of sensitivity factor applied
Interest rate	Effect of lowering the risk free forward yield curve rate
Loss events	Impact on the business of increased loss events and claims
Longevity	Impact of an improved survival estimates on annuity contracts
Conversion to income	Impact on annuity contracts of a higher rate of conversion to income

The sensitivity analysis was performed considering the same basis of the LAT test with variation in the assumptions listed below:

	R$ thousand
	December 31, 2013
	Interest rate	Longevity	Conversion to income
Impact on results and shareholders’ equity after taxes and contributions (%)	(5%)	0.002%	5%
PGBL and VGBL (contributing period)	(191,553)	(31,244)	(5,930)
Tradicional plans (contributing period)	(108,134)	(17,494)	(9,956)
All plans(retirement benefit period)	(85,499)	(23,628)	-
Individual life	(8,196)	11,046	-
Total	(393,382)	(61,320)	(15,886)

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

		R$ thousand
	Gross reinsurance		Net reinsurance
	December 31		December 31
	2013	2012	2013	2012
Auto	(18,634)	(18,330)	(18,634)	(18,330)
RE (Elementary branch)	(7,840)	(6,672)	(6,676)	(5,088)
Life	20,741	(18,017)	20,604	(17,934)
Health	(58,234)	(46,194)	(58,234)	(46,194)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear, greater or lesser impacts should not be interpolated or extrapolated from these results.

            F - 84     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity analyses do not take account of the fact that assets and liabilities are managed and controlled. Additionally, the Organization’s  financial position may vary on the occasion of any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of sensitivity analyses include the use of hypothetical market trends to show potential risk, which only poses Managements views of possible changes affecting markets in the near future in ways that cannot be predicted with any certainty, as well as the premise that all interest rates vary in the same way.

Risk concentration

Potential exposures are monitored by analyzing concentration in certain type of insurance. The table below shows risk concentration by type of insurance (except health), based on net premiums, net of reinsurance:

Net premiums written by type of insurance, net of reinsurance	R$ thousand
	December 31
	2013	2012
Auto	3,068,620	3,063,941
RE (Elementary branch)	1,361,584	1,040,685
Life insurance	4,401,497	3,910,500
VGBL	18,722,928	17,596,738
PGBL	1,973,394	1,932,090
Traditional	1,610,780	1,341,189

In the health sector, around 88.42% of production is represented by corporate contracts. The risks related to these contracts are minimized by constant revisions of the actuarial balance that is applied in the renewal thereof, or even during the term when contributions are required. Although 11.58% of production is represented by individual contracts, the risk related to occurrence of losses vis-à-vis pricing – which in these products is indicated by the ANS – is minimized by the establishment of a technical provision.

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

Bradesco F - 85

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. By contrast, for instruments classified as level 3, we have to input a significant amount of our own judgment in arriving at fair value measurements. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

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

Allowance for impairment on loans and advances

Periodically, the Organization reviews its portfolio of loans and advances evaluating the estimated loss on the impairment of its operations.

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

            F - 86     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) over the allowance. In this assessment an increase in 10% of the PD on December 31, 2013, would have increased the allowance for impairment by R$ 286,964 thousand. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the defaults have on determining the allowance for loan losses.

The process to determine the level of provision for losses on impairment requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

Impairment of goodwill

The Organization has to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination both of which requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

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

5)     Operating segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, leasing, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally we are engaged in insurance, supplemental pension plans and capitalization bonds through its subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following information regarding the segments was prepared based on reports provided to our key management to evaluate performance and make decisions related to the allocation of funds for investments and other purposes. Our key management uses a range of information, including financial, which is in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to oerate by the Central Bank, and non-financial information measured on different bases.

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

            F - 88     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Information by operating segment, reviewed by the Organization and corresponding to the years 2013, 2012 and 2011, is shown below:

	R$ thousand
	Year ended December 31, 2013
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	41,600,095	5,589,989	2,110,399	49,300,483
Net fee and commission income	15,639,215	1,264,869	(2,404,402)	14,499,682
Net gains/(losses) on financial instruments classified as held for trading	(4,073,466)	(1,914,579)	197,956	(5,790,089)
Net gains/(losses)on financial instruments classified as available for sale	(3,880,575)	(2,526,016)	305,809	(6,100,782)
Net gains/(losses) of foreign exchange operations	(1,120,880)	-	27,283	(1,093,597)
Income from insurance and pension plans	-	6,932,616	1,064	6,933,680
Operating income/(loss)	(9,074,921)	2,492,021	532,112	(6,050,788)
Impairment of loans and advances	(9,731,376)	-	107,506	(9,623,870)
Personnel expenses	(11,200,617)	(1,092,479)	(61,322)	(12,354,418)
Other administrative expenses	(12,068,420)	(1,102,065)	1,018,948	(12,151,537)
Depreciation and amortization	(2,625,748)	(180,381)	65,299	(2,740,830)
Other operating income/(expenses)	(6,156,686)	(966,999)	(498,555)	(7,622,240)
Operating expense	(41,782,847)	(3,341,924)	631,876	(44,492,895)
Income before income taxes and equity in the earnings of associates	6,381,542	6,004,955	869,985	13,256,482
Equity in the earnings of associates	1,031,280	31,151	256	1,062,687
Income before income taxes	7,412,822	6,036,106	870,241	14,319,169
Income tax and social contribution	789,516	(2,253,451)	(369,096)	(1,833,031)
Net income for the year	8,202,338	3,782,655	501,145	12,486,138
Attributable to controlling shareholders	8,195,099	3,692,531	508,290	12,395,920
Attributable to non-controlling interest	7,239	90,124	(7,145)	90,218
Total assets	768,059,393	160,295,583	(90,053,362)	838,301,614
Investments in associated companies	2,254,356	1,068,210	70,281	3,392,847
Total liabilities	696,187,324	143,112,952	(73,101,588)	766,198,688

BradescoF - 89

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2012 (Restated)
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	39,181,426	3,124,512	1,079,785	43,385,723
Net fee and commission income	13,885,450	1,233,278	(2,397,988)	12,720,740
Net gains/(losses) on financial instruments classified as held for trading	1,095,588	(6,689)	1,021,213	2,110,112
Net gains/(losses)on financial instruments classified as available for sale	(455,476)	2,418,373	(66,923)	1,895,974
Net gains/(losses) of foreign exchange operations	(1,589,833)	-	502,238	(1,087,595)
Income from insurance and pension plans	-	1,411,996	1,020	1,413,016
Operating income/(loss)	(949,721)	3,823,680	1,457,548	4,331,507
Impairment of loans and advances	(10,925,404)	-	(525,979)	(11,451,383)
Personnel expenses	(10,586,643)	(1,017,702)	45,343	(11,559,002)
Other administrative expenses	(11,592,512)	(932,226)	720,749	(11,803,989)
Depreciation and amortization	(1,459,721)	(114,214)	(914,247)	(2,488,182)
Other operating income/(expenses)	(10,350,581)	(375,446)	2,051,849	(8,674,178)
Operating expense	(44,914,861)	(2,439,588)	1,377,715	(45,976,734)
Income before income taxes and equity in the earnings of associates	7,202,294	5,741,882	1,517,060	14,461,236
Equity in the earnings of associates	752,353	108,302	119,557	980,212
Income before income taxes	7,954,647	5,850,184	1,636,617	15,441,448
Income tax and social contribution	(273,930)	(2,196,399)	(1,619,425)	(4,089,754)
Net income for the year	7,680,717	3,653,785	17,192	11,351,694
Attributable to controlling shareholders	7,672,233	3,591,743	27,594	11,291,570
Attributable to non-controlling interest	8,484	62,042	(10,402)	60,124
Total assets	750,410,472	153,695,571	(104,565,419)	799,540,624
Investments in associated companies	1,587,922	1,089,644	443,820	3,121,386
Total liabilities	679,490,290	133,940,353	(85,236,409)	728,194,234

            F - 90     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2011 (Restated)
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	31,379,722	3,274,715	733,884	35,388,321
Net fee and commission income	11,989,868	1,079,597	(2,171,206)	10,898,259
Net gains/(losses) on financial instruments classified as held for trading	779,332	(1,300)	(1,386,303)	(608,271)
Net gains/(losses)on financial instruments classified as available for sale	(25,022)	213,520	176,804	365,302
Net gains/(losses) of foreign exchange operations	1,043,896	-	1,581,920	2,625,816
Income from insurance and pension plans	-	3,075,318	857	3,076,175
Operating income	1,798,206	3,287,538	373,278	5,459,022
Impairment of loans and advances	(9,275,421)	-	1,036,063	(8,239,358)
Personnel expenses	(10,082,575)	(950,749)	(61,470)	(11,094,794)
Other administrative expenses	(10,805,456)	(1,051,456)	476,642	(11,380,270)
Depreciation and amortization	(1,615,437)	(77,828)	(424,401)	(2,117,666)
Other operating income/(expenses)	(4,933,149)	(481,628)	308,685	(5,106,092)
Operating expense	(36,712,038)	(2,561,661)	1,335,519	(37,938,180)
Income before income taxes and equity in the earnings of associates	8,455,758	5,080,189	271,475	13,807,422
Equity in the earnings of associates	585,281	100,103	118,436	803,820
Income before income taxes	9,041,039	5,180,292	389,911	14,611,242
Income tax and social contribution	(1,305,702)	(1,850,139)	(365,959)	(3,521,800)
Net income for the year	7,735,337	3,330,153	23,952	11,089,442
Attributable to controlling shareholders	7,724,917	3,201,449	31,688	10,958,054
Attributable to non-controlling interest	10,420	128,704	(7,736)	131,388
Total assets	657,903,426	123,867,399	(60,804,236)	720,966,589
Investments in associated companies	1,338,976	1,051,490	334,255	2,724,721
Total liabilities	602,191,149	109,511,404	(50,118,058)	661,584,495

(1)       Other operation represents less than 1% of total assets/liabilities and the net income for the year.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2013, we have a branch in New York, and two branches in Grand Cayman, mainly to complement our banking services and assistance in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europe (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Bradesco Services Co., Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% or more of the Organization’s income in the period of 2013, 2012 and 2011.

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

Bradesco F - 91

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)     Net interest income

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Interest and similar income
Loans and advances to banks	8,899,968	6,791,429	9,168,583
Loans and advances to customers:
- Loan operations	48,961,763	47,382,917	43,791,578
- Leasing transactions	683,657	1,080,916	1,489,851
Financial assets:
- For trading	7,872,493	7,816,181	9,070,609
- Available for sale	7,740,512	6,434,573	3,373,070
- Held to maturity	603,768	589,835	360,835
Pledged as collateral	12,770,916	9,090,234	8,744,459
Compulsory deposits with the Central Bank	3,110,877	3,808,229	6,112,337
Other financial interest income	38,671	37,540	40,774
Total	90,682,625	83,031,854	82,152,096

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(63,268)	(48,529)	(46,655)
- Funding in the open market	(16,671,777)	(11,758,260)	(14,001,786)
- Borrowings and onlending	(1,937,991)	(2,349,470)	(5,775,844)
Deposits from customers:
- Savings accounts	(4,112,323)	(3,623,935)	(3,754,755)
- Time deposits	(5,828,956)	(7,555,947)	(11,201,087)
Funds from securities issued	(3,646,584)	(3,439,688)	(2,490,536)
Subordinated debt	(3,132,915)	(2,884,331)	(2,787,681)
Technical insurance and pension plans	(5,988,328)	(7,985,971)	(6,705,431)
Total	(41,382,142)	(39,646,131)	(46,763,775)

Net interest income	49,300,483	43,385,723	35,388,321

            F - 92     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)     Net fee and commission income

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Fee and commission income
Credit cards	4,871,774	4,002,174	3,440,033
Current accounts	3,601,736	3,237,888	2,780,806
Collections	1,471,005	1,301,843	1,204,277
Guarantees	920,433	776,684	614,926
Fund management	838,320	842,767	787,921
Consortium management	722,462	613,234	526,562
Custody and brokerage services	510,785	482,883	419,872
Collection of taxes, utility bills and similar	352,928	318,495	312,064
Interbank fee	46,672	31,250	27,802
Other	1,199,608	1,149,913	817,974
Total	14,535,723	12,757,131	10,932,237

Fee and commission expenses
Financial system services	(36,041)	(36,391)	(33,978)
Total	(36,041)	(36,391)	(33,978)

Net fee and commission income	14,499,682	12,720,740	10,898,259

8)     Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Fixed income securities	(4,344,885)	4,027,119	1,432,918
Derivative financial instruments	(1,842,833)	(2,303,169)	(1,474,927)
Variable income securities	397,629	386,162	(566,262)
Total	(5,790,089)	2,110,112	(608,271)

9)     Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Year ended December
	2013	2012 (Restated)	2011 (Restated)
Fixed income securities (1)	(5,821,894)	2,761,028	(14,368)
Variable income securities (2)	(468,754)	(982,738)	252,974
Dividends received	189,866	117,684	126,696
Total	(6,100,782)	1,895,974	365,302

(1)    In 2013, includes the effect of the sell of  of the securities described in the footnote 5 on the statements of the equity totaling R$ 6,117,649 thousand; and

(2)    Includes  impairment losses of R$ 402,085 thousand in 2013 and R$ 1,170,038 thousand in 2012.

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

Bradesco F - 93

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Income from insurance and pension plans

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Premiums written	42,226,410	37,899,360	32,136,300
Supplemental pension plan contributions	3,584,290	3,273,485	3,061,682
Coinsurance premiums ceded	(154,125)	(198,281)	(190,724)
Premiums returned	(543,779)	(500,468)	(418,791)
Net premiums	45,112,796	40,474,096	34,588,467
Reinsurance premiums	(225,581)	(297,351)	(272,924)
Premiums retained from insurance and pension plans	44,887,215	40,176,745	34,315,543

Changes in the provision for insurance	(18,737,974)	(19,975,166)	(15,453,221)
Changes in the provision for private pension plans	(1,263,833)	(3,350,935)	(2,759,184)
Changes in the insurance technical provisions and pension plans	(20,001,807)	(23,326,101)	(18,212,405)

Reported indemnities	(15,448,699)	(13,311,414)	(11,975,875)
Claims expenses	(295,432)	(142,206)	(155,519)
Recovery of ceded coinsurance	49,011	132,065	217,943
Recovery of reinsurance	194,185	292,659	138,154
Salvage recoveries	246,751	229,207	209,340
Changes in the IBNR provision	(230,507)	(324,144)	397,345
Retained claims	(15,484,691)	(13,123,833)	(11,168,612)

Commissions on premiums	(1,630,312)	(1,535,764)	(1,343,695)
Recovery of commissions	16,896	21,794	34,386
Fees	(828,659)	(730,423)	(441,965)
Brokerage expenses - private pension plans	(246,443)	(199,358)	(190,035)
Changes in deferred commissions	221,481	129,956	82,958
Selling expenses for insurance and pension plans	(2,467,037)	(2,313,795)	(1,858,351)

Income from insurance and pension plans	6,933,680	1,413,016	3,076,175

12)  Impairment of loans and advances

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Loans and advances:
Impairment losses	(14,202,896)	(15,332,059)	(12,125,609)
Recovery of credits charged-off as loss	3,640,014	2,986,639	2,788,806
Reversal of impairment	939,012	894,037	1,097,445
Total	(9,623,870)	(11,451,383)	(8,239,358)

            F - 94     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Personnel expenses

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Salaries	(5,654,705)	(5,350,695)	(4,845,061)
Benefits	(2,572,877)	(2,415,768)	(2,204,787)
Social charges	(2,194,667)	(2,065,325)	(1,827,618)
Employee profit sharing	(1,094,204)	(1,012,986)	(928,169)
Provision for labor disputes	(719,003)	(588,858)	(1,133,643)
Training	(118,962)	(125,370)	(155,516)
Total	(12,354,418)	(11,559,002)	(11,094,794)

14)  Other administrative expenses

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Third party services	(3,722,757)	(3,458,649)	(3,664,248)
Communications	(1,480,119)	(1,557,453)	(1,514,046)
Data processing	(1,072,253)	(917,522)	(871,662)
Transportation	(811,428)	(850,504)	(760,219)
Rent	(782,179)	(740,219)	(768,792)
Financial system	(732,520)	(657,271)	(538,041)
Advertising, promotions and public relations	(708,476)	(714,473)	(631,555)
Maintenance and conservation of assets	(608,501)	(559,713)	(512,851)
Security and surveillance	(492,060)	(425,464)	(370,212)
Materials	(299,152)	(313,341)	(295,145)
Advances to FGC (Deposit Guarantee Association)	(296,618)	(290,702)	(331,466)
Water, electricity and gas	(220,785)	(249,886)	(224,152)
Travel	(132,359)	(133,856)	(157,227)
Other	(792,330)	(934,936)	(740,654)
Total	(12,151,537)	(11,803,989)	(11,380,270)

15)  Depreciation and amortization

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Amortization expenses	(1,722,591)	(1,452,947)	(1,128,505)
Depreciation expenses	(1,018,239)	(1,035,235)	(989,161)
Total	(2,740,830)	(2,488,182)	(2,117,666)

Bradesco F - 95

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Other operating income/(expenses)

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Expenses with taxes other than income tax	(3,749,328)	(3,800,303)	(3,481,782)
Expenses of contingencies	(1,101,059)	(788,992)	(1,254,214)
Changes in monetary liabilities	(626,834)	(823,960)	(1,032,018)
Income from sales of non-current assets, investments, and property and equipment, net (1)	(220,400)	584,318	(246,323)
Other (2)	(1,924,619)	(3,845,241)	908,245
Total	(7,622,240)	(8,674,178)	(5,106,092)

(1)    Includes in 2012, gain on sale of Serasa shares of R$ 793,360 thousand; and

(2)    Includes in 2013, (i) the effect of the reversal of provision previously recorded, relating to the adhesion to the tax liability installment and cash payment program, in the amount of R$ 1,949,763 thousand; (ii) impairment losses in the amount of R$ 104,606 thousand (2012 - R$ 581.436 thousand), and in 2011, (ii) includes revenues from tax credits to offset and bargain purchase gain related to the BERJ acquisition.

17)  Income tax and social contribution

a)      Calculation of income tax and social contribution charges

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Income before income tax and social contribution	14,319,169	15,444,672	14,611,242
Total income tax and social contribution charges at rates of 25% and 15%, respectively	(5,727,668)	(6,177,869)	(5,844,497)
Effect of additions and exclusions in the tax calculation:
Equity in results of associated companies	425,075	392,085	321,529
Foreign exchange variations	1,320,106	726,799	956,878
Non-deductible expenses net of non-taxable income	325,697	(503,065)	(428,068)
Interest on equity (paid and payable)	1,289,620	1,304,523	1,173,595
Prior-period tax credits (Note 16(2))	462,270	-	-
Effect of social contribution rate differences (1)	155,517	169,518	153,261
Other	(83,648)	(1,745)	145,502
Income tax and social contribution for the period	(1,833,031)	(4,089,754)	(3,521,800)
Effective rate	12.80%	26.48%	24.10%

(1)  Relates to the differential of rate of social contribution between financial entities (15%) and non financial subsidiaries (9%). See Note 2(w).

           F - 96     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Composition from income tax and social contribution in the consolidated statement of income

	R$ thousand
	Year ended December 31
	2013	2012 (Restated)	2011 (Restated)
Current taxes:
Income tax and social contribution due	(5,814,188)	(6,574,502)	(5,207,647)
Deferred taxes:
Addition/realization on temporary differences	1,163,367	2,556,708	1,906,908
Use of initial balances from:
Negative social contribution losses	(130,336)	(151,741)	(120,543)
Income tax loss	(208,823)	(178,052)	(263,747)
Prior-period tax credits
Temporary additions (Note 16(2))	462,270	-	-
Addition on:
Negative social contribution losses	1,181,492	150,667	147,350
Income tax loss	1,513,187	107,166	15,879
Total deferred tax expense	3,981,157	2,484,748	1,685,847
Income tax and social contribution	(1,833,031)	(4,089,754)	(3,521,800)

c)      Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2012 (Restated)	Additions	Realization	Balance on December 31, 2013
Provisions of impairment of loans and advances	11,593,783	5,551,441	2,426,744	14,718,480
Provision for contingencies	7,322,501	1,315,488	3,936,431	4,701,558
Adjustment to market value of securities	426,468	306,747	16,401	716,814
Others	1,941,727	1,734,551	903,015	2,773,263
Total tax assets on temporary differences	21,284,479	8,908,227	7,282,591	22,910,115
Income tax and social contribution losses in Brazil and abroad	1,681,009	2,694,680	339,159	4,036,530
Adjustment to market value of available for sale	-	710,311	-	710,311
Social contribution - MP 2158-35 (change in tax law)	140,842	-	645	140,197
Total deferred tax assets (1)	23,106,330	12,313,218	7,622,395	27,797,153
Deferred tax liabilities (1)	8,284,468	368,784	5,717,355	2,935,897
Net deferred taxes (1)	14,821,862	11,944,434	1,905,040	24,861,256

Bradesco F -97

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2011 (Restated)	Additions	Realization	Balance on December 31, 2012 (Restated)
Provisions of impairment of loans and advances	10,196,356	6,616,803	5,219,376	11,593,783
Provision for contingencies	6,240,200	1,732,140	649,839	7,322,501
Adjustment to market value of securities	422,259	13,142	8,933	426,468
Others	1,868,956	1,171,065	1,098,294	1,941,727
Total tax assets on temporary differences	18,727,771	9,533,150	6,976,442	21,284,479
Income tax and social contribution losses in Brazil and abroad	1,752,969	257,833	329,793	1,681,009
Social contribution - MP 2158-35 (change in tax law)	144,643	-	3,801	140,842
Total deferred tax assets (1)	20,625,383	9,790,983	7,310,036	23,106,330
Deferred tax liabilities (1)	5,818,682	3,056,677	590,891	8,284,468
Net deferred taxes (1)	14,806,701	6,734,306	6,719,145	14,821,862

 (1)  Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position when related to income taxes levied by the same authority and are related to the same taxable entity, which amount in 2013 was R$ 2,136,074 thousand (2012 – R$ 5,192,801 thousand).

d)      Expected realization of tax assets on temporary differences, income tax and social contribution losses and special social contribution assets

	R$ thousand
	Temporary differences		Income tax and Social contribution losses		Social contribution - MP 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2014	5,334,013	3,152,633	398,718	249,581	33,578	9,168,523
2015	5,402,350	3,182,034	135,628	192,665	522	8,913,199
2016	1,945,199	1,098,517	937,592	550,779	106,097	4,638,184
2017	333,445	183,595	711,014	509,037	-	1,737,091
2018	1,494,352	783,977	17,564	333,952	-	2,629,845
Total	14,509,359	8,400,756	2,200,516	1,836,014	140,197	27,086,842

e)      Deferred tax liabilities

	R$ thousand
	December 31
	2013	2012 (Restated)
Timing differences of depreciation – finance leasing	1,340,059	2,390,590
Adjustment to market values of financial assets	(709,344)	4,300,706
Others	1,594,871	1,593,172
Total	2,225,586	8,284,468

            F - 98     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)       Income tax and social contribution on adjustments recognized directly in equity

				R$ thousand
	December 31, 2013			December 31, 2012 (Restated)			December 31, 2011 (Restated)
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	(12,544,423)	5,014,296	(7,530,127)	7,679,798	(3,061,838)	4,617,960	(763,425)	294,978	(468,447)
Exchange differences on translations of foreign operations	50,839	(20,335)	30,504	46,196	(18,479)	27,717	389	(155)	234
Total	(12,493,584)	4,993,961	(7,499,623)	7,725,994	(3,080,317)	4,645,677	(763,036)	294,823	(468,213)

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

Notes to the Consolidated Financial Statements

18)  Earnings per share

a)     Basic earnings per share

The calculation of basic earnings per share was calculated based on the weighted average number of ordinary and preferred shares outstanding, respectively, as shown in the calculations below:

	Years ended December 31
	2013	2012 (Restated)	2011 (Restated)
Net earnings attributable to the Organization’s ordinary shareholders (R$ thousand)	5,908,906	5,380,105	5,221,168
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	6,487,014	5,911,465	5,736,886
Weighted average number of ordinary shares outstanding (thousands) (1)	2,100,738	2,100,833	2,099,844
Weighted average number of preferred shares outstanding (thousands) (1)	2,096,607	2,098,472	2,097,504
Basic earnings per share attributable to ordinary shareholders of the Organization (in Reais)	2.81	2.56	2.49
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	3.09	2.82	2.74

(1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 11, 2013, the proportion of one new share for every 10 shares held.

b)    Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

19)  Cash and balances with banks

a) Cash and balances with banks

	R$ thousand
	December 31
	2013	2012 (Restated)
Cash in local currency	9,104,904	8,802,438
Cash in foreign currency	2,964,374	3,146,593
Restricted deposits in the Brazilian Central Bank (1)	55,380,989	47,952,418
Others	96	115
Total	67,450,363	59,901,564

(1)   Compulsory deposits in the Brazilian Central Bank refer to a minimum balance that financial institutions must maintain at the Brazilian Central Bank based on a percentage of deposits received from third parties.

            F- 100     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Cash and cash equivalents

	R$ thousand
	December 31
	2013	2012 (Restated)
Cash in local currency	9,104,904	8,802,438
Cash in foreign currency	2,964,374	3,146,593
Short-term interbank investments (1)	105,628,613	35,478,051
Others	96	115
Total	117,697,987	47,427,197

(1)   Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value.

20)  Financial assets and liabilities held for trading

a) Financial assets held for trading

	R$ thousand
	December 31
	2013	2012 (Restated)
Financial assets
Brazilian government securities	46,847,468	46,014,522
Corporate debt and marketable equity securities	17,886,442	36,221,243
Bank debt securities	20,187,824	18,485,686
Mutual funds	8,426,678	7,650,252
Foreign governments securities	235,083	244,168
Derivative financial instruments	2,509,028	3,222,631
Total	96,092,523	111,838,502

Maturity

	R$ thousand
	December 31
	2013	2012 (Restated)
Maturity of up to one year	44,330,402	36,067,001
Maturity of one to five years	30,456,366	40,734,189
Maturity of five to 10 years	8,451,946	22,517,238
Maturity of over 10 years	1,873,448	1,108,947
No stated maturity	10,980,361	11,411,127
Total	96,092,523	111,838,502

Financial instruments provided as collateral and classified as "held for trading”, totaled R$ 2,924,653  thousand and R$ 8,609,468 thousand in 2013 and 2012, respectively, as disclosed in Note 23 "Assets Pledged as Collateral”.

The Organization in 2013 maintained a total of R$ 2,096,222 thousand (2012 – R$ 2,187,031 thousand) pledged as a guarantee of liabilities.

Bradesco F - 101

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Unrealized gains/(losses) included in securities and trading securities totaled (R$ 60,919 thousand in 2013) (2012 – R$ 392,100 thousand and 2011 – R$ 31,025 thousand). Net variation in unrealized gains/ (losses) from securities and trading securities totaled R$ (453,019) thousand in 2013 (2012 –R$ 361,075 thousand).

b) Financial liabilities held for trading

	R$ thousand
	December 31
	2013	2012 (Restated)
Derivative financial instruments	1,826,382	4,049,982
Total	1,826,382	4,049,982

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

            F - 102     IFRS – International Financial Reporting Standards – 2013

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

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	December 31		December 31
	2013	2012 (Restated)	2013	2012 (Restated)
Futures contracts
• Interest rate futures
Purchases	83,661,033	130,181,209	10,561	10,494
Sales	188,121,164	441,870,992	(17,729)	(26,986)
• In foreign currency
Purchases	24,688,862	3,804,690	-	-
Sales	37,322,798	30,645,872	-	-
• Others
Purchases	83,149	25,963	-	-
Sales	115,569	1,336,588	-	-

Options
• Interest rates
Purchases	180,586,642	61,765,403	132,249	184,358
Sales	204,049,725	79,976,227	(153,479)	(139,680)
• In foreign currency
Purchases	1,211,870	536,505	15,244	2,555
Sales	2,902,599	347,040	(67,746)	(3,743)
• Others
Purchases	436,698	695,710	544	15,283
Sales	1,567,633	662,970	(949)	(15,322)

Forward operations
• In foreign currency
Purchases	9,185,195	20,068,292	444,194	290,016
Sales	8,192,634	8,314,349	(268,385)	(847,890)
• Others
Purchases	216,420	411,994	86,124	1,768,413
Sales	221,819	1,396,530	(193,883)	(1,762,143)

Swap contracts
• Asset position
Interest rate swaps	37,923,123	15,140,812	1,429,104	356,414
Currency swaps	25,131,705	21,030,812	391,008	595,098
• Liability position
Interest rate swaps	36,946,126	14,946,865	(599,973)	(773,255)
Currency swaps	25,412,799	21,527,465	(524,237)	(480,963)

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

The fair value of forward contracts used to protect the net investments in foreign subsidiaries is shown in the previous table. Foreign currency denominated debts used to protect net investments of the Organization in subsidiaries abroad have a fair value equal to its carrying amount and are included in funds from securities issuances (Note 33).

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

            F - 104     IFRS – International Financial Reporting Standards – 2013

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

21)  Financial assets available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	29,812,137	359,478	(1,185,930)	28,985,685
Corporate debt securities	31,482,436	238,463	(662,543)	31,058,356
Bank debt securities	1,916,044	34,877	(101,634)	1,849,287
Brazilian sovereign bonds	52,524	12,212	(150)	64,586
Marketable equity securities and other stocks	5,790,564	465,790	(375,857)	5,880,497
Balance on December 31, 2013	69,053,705	1,110,820	(2,326,114)	67,838,411

Brazilian government securities	55,637,691	8,328,123	(348)	63,965,466
Corporate debt securities	10,150,772	985,321	(240,794)	10,895,299
Bank debt securities	793,651	133,296	(64,026)	862,921
Brazilian sovereign bonds	239,105	76,362	(41,691)	273,776
Marketable equity securities and other stocks	5,270,733	790,624	(536,689)	5,524,668
Balance on December 31, 2012 (Restated)	72,091,952	10,313,726	(883,548)	81,522,130

Maturity

	R$ thousand
	December 31, 2013		December 31, 2012 (Restated)
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	10,060,271	10,053,730	19,603,010	19,622,996
From 1 to 5 years	16,106,928	15,854,096	9,862,844	10,984,233
From 5 to 10 years	24,289,250	23,553,929	26,134,955	29,633,449
Over 10 years	12,806,692	12,496,159	11,220,410	15,756,784
No stated maturity	5,790,564	5,880,497	5,270,733	5,524,668
Total	69,053,705	67,838,411	72,091,952	81,522,130

Financial instruments pledged as collateral and classified as available for sale, totaled R$ 41,267,846 thousand and R$ 23,343,375  thousand in 2013 and 2012, respectively, as disclosed in Note 23 "Assets Pledged as Collateral".

In 2013, the Organization maintained a total of R$ 4,011,827  thousand (2012 – R$ 113,944 thousand) financial assets available for sale pledged as a guarantee for liabilities.

We have applied our policy for impairment testing described in note 2(e)(viii)(b) and realized other than temporary losses for available for sale assets in the amount of R$ 402,085  thousand (2012 – R$ 1,170,038 thousand and 2011 – R$ 515 thousand).

Bradesco F - 105

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

22)  Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities (1):
Brazilian government securities	23,029,469	1,469,895	-	24,499,364
Brazilian sovereign bonds	39,557	6,791	(674)	45,674
Balance on December 30, 2013	23,069,026	1,476,686	(674)	24,545,038

Securities:
Brazilian government securities	3,659,576	2,623,544	-	6,283,120
Brazilian sovereign bonds	56,097	3,949	(12,354)	47,692
Balance on December 31, 2012 (Restated)	3,715,673	2,627,493	(12,354)	6,330,812

(1)     In December 31, 2013, R$ 19,121,109 thousand was reclassified from “Available for Sale Securities” to “Held-to-Maturity Securities,” given that the Insurance Group made the reclassification because of the change in Management's intention.

Maturity

	R$ thousand
	December 31, 2013		December 31, 2012 (Restated)
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	-	-	11,242	11,374
From 1 to 5 years	2,948,181	2,961,496	220,643	244,747
From 5 to 10 years	6,804,319	7,337,634	1,721,156	2,692,694
Over 10 years	13,316,526	14,245,908	1,762,632	3,381,997
Total	23,069,026	24,545,038	3,715,673	6,330,812

The financial instruments granted as guarantees, which totaled R$ 4,360 thousand and R$ 267,421  thousand in 2013 and 2012, respectively, are described in Note 23 “Assets pledged as collateral”.

            F - 106     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

23)  Assets pledged as collateral

	R$ thousand
	December 31
	2013	2012 (Restated)
Held for trading (1)	2,924,653	8,609,468
Brazilian government securities	2,924,653	8,609,468
Available for sale (1) (2)	47,060,487	23,343,375
Brazilian government securities	44,667,819	19,308,061
Corporate debt securities	1,939,437	3,431,710
Brazilian sovereign bonds	-	149,284
Bank debt securities	453,231	454,320
Held to maturity	4,360	267,421
Brazilian sovereign bonds	4,360	267,421
Loans and advances to banks	67,750,725	73,913,035
Interbank liquidity investments	67,750,725	73,913,035
Total	117,740,225	106,133,299

(1)  From the total amount of held of trading and available for sale, R$ 48,388,121 thousand relates to Level 1 (2012 – R$ 30.442.243 thousand) and R$ 1,597,019 thousand relates to Level 3 (2012 – R$ 1.510.600  thousand). During 2013, there were no transfers between Levels; and

(2)  Includes gains in 2013 of R$ 105,063 thousand ( 2012 – R$ 1.252.307  thousand) and losses of R$ 1,286,168 thousand (2012 –  R$ 3.827 thousand).

Collateral is a conditional commitment to ensure that the contractual clauses of a funding in the open market are complied with. In these agreements, the amount of R$ 117,380,203  thousand (2012 – R$ 103,661,849 thousand) may be repledged and R$ 360,022 thousand (2012 – R$ 2,471,450 thousand), sold or repledged.

The fair value of assets pledged as collateral in 2013 classified as held to maturity totaled R$ 5.034 thousand (2012 - R$ 271,237  thousand).

24)  Loans and advances to banks

	R$ thousand
	December 31
	2013	2012 (Restated)
Repurchase agreements (1)	57,222,304	68,668,469
Loans to financial institutions	21,540,661	23,824,810
Impairment of loans and advances	(43,242)	(33,932)
Total	78,719,723	92,459,347

              (1)  As the guarantee holder had not defaulted, the Organization was authorized to sell or repledge the guarantee at a fair value of R$ 28.875 thousand in 2013 (2013 – R$ 209,267  thousand).

Bradesco F - 107

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

25)  Loans and advances to customers

	R$ thousand
	December 31
	2013	2012 (Restated)
Working capital	59,180,627	53,298,176
Personal credit (1)	41,922,683	32,240,786
Onlending BNDES/Finame	40,543,267	35,703,861
Vehicles – CDC (Direct consumer credit)	32,209,642	33,820,338
Housing loans	27,870,462	22,302,967
Financing and export	25,662,214	22,665,551
Credit card	25,473,079	22,367,978
Rural loans	13,651,917	11,580,061
Guaranteed account	10,422,370	9,800,968
Import	8,598,811	6,580,312
Leasing	5,713,481	8,035,454
Receivable insurance premiums	3,717,227	2,893,506
Overdraft facilities	3,312,666	2,988,632
Others	25,701,122	24,657,024
Total Portfolio	323,979,568	288,935,614
Impairment of loans and advances	(19,858,234)	(19,914,294)
Total of net loans and advances to customers	304,121,334	269,021,320

(1)    Includes in 2013 R$ 24,487,902 thousand related to payroll loans (2012 – 16,595,256 thousand).

Allowance for loans and advances to customers

	R$ thousand
	2013	2012 (Restated)
At the beginning of the period	19,914,294	17,551,042
Impairment of loans and advances	9,623,870	11,451,383
Recovery of credits charged-off as loss	3,640,014	2,986,639
Write-offs	(13,319,944)	(12,074,770)
At the end of the period	19,858,234	19,914,294

Finance lease receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousand
	December 31
	2013	2012 (Restated)
Gross investments in financial leases receivable:
Up to one year	3,001,069	4,443,728
From one to five years	2,674,089	3,546,825
Over five years	38,323	44,901
Impairment loss on finance leases	(460,556)	(752,178)
Net investment	5,252,925	7,283,276

Net investments in finance leases:
Up to one year	2,723,519	4,001,849
From one to five years	2,492,248	3,237,738
Over five years	37,158	43,689
Total	5,252,925	7,283,276

            F - 108     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

26)  Non-current assets held for sale

	R$ thousand
	December 31
	2013	2012 (Restated)
Assets not for own use
Vehicles and related	299,117	222,676
Properties	519,591	296,365
Machinery and equipment	11,542	11,463
Others	2,296	2,469
Total	832,546	532,973

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

Bradesco F - 109

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)  Investments in associated companies and joint ventures

a.   Breakdown of investments in associated companies and joint ventures

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated company liabilities	Revenue (1)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A.	20.00%	20.00%	133,140	6,047	7,257,323	6,591,624	9,097,795	30,235
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	56,796	6,285	196,342	22,575	5,893	15,018
Cielo S.A.	28.65%	28.65%	1,360,812	802,033	12,643,111	9,317,261	18,187	2,799,588
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	25,642	4,043	328,952	276,621	178,399	8,251
Fidelity Processadora S.A.	49.00%	49.00%	266,429	58,579	868,262	324,529	14,931	119,549
Integritas Participações S.A. (2)	22.32%	22.32%	503,911	6,700	810,921	9,713	30,232	30,022
IRB - Brasil Resseguros S.A. (2) (3)	21.24%	-	507,503	18,166	12,502,578	9,990,775	1,508,156	85,518
NCR Brasil S.A. (2)	49.00%	49.00%	70,281	5,122	159,228	82,720	36,035	10,453
Total investments in associated companies			2,924,514	906,975	34,766,717	26,615,818	10,889,628	3,098,634

Elo Participações S.A.(4)	50.01%	50.01%	373,145	76,567	924,083	957	46	153,103
Companhia Brasileira de Soluções e Serviços – Alelo (4)	-	-	-	52,996	-	-	36,415	105,971
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	64,852	11,261	383,426	250,738	133,855	22,522
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	26,042	15,803	390,788	338,703	303,233	31,606
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	4,294	(731)	8,775	188	-	(1,462)
2BCapital S.A.	50.00%	50.00%	-	(184)	4,358	4,886	39	(368)
Total investments in joint ventures			468,333	155,712	1,711,430	595,472	473,588	311,372
Total on December 31, 2013			3,392,847	1,062,687	36,478,147	27,211,290	11,363,216	3,410,006

            F - 110     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated company liabilities	Revenue (1)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A.	20.00%	20.00%	128,153	9,315	6,543,698	5,902,932	6,534,113	31,064
BIU Participações S.A. (5)	-	-	-	57,200	-	-	-	-
Cielo S.A.	28.65%	28.65%	1,171,061	653,958	9,287,235	6,552,119	19,675	2,313,995
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	50,511	6,746	146,114	25,415	4,231	16,120
Fidelity Processadora S.A.	49.00%	49.00%	266,974	40,160	719,437	174,590	6,204	81,959
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	21,734	3,657	242,126	197,859	29,017	6,075
IRB - Brasil Resseguros S.A. (2) (3)	21.24%	-	532,518	125,908	11,511,230	9,004,344	952,801	378,120
NCR Brasil S.A. (2)	49.00%	49.00%	77,432	-	298,481	229,567	62,446	35,932
Integritas Participações S.A. (2)	22.32%	22.32%	506,615	(26,282)	910,020	15,283	703	44,661
Total investments in associated companies			2,754,998	870,662	29,658,341	22,102,109	7,609,190	2,907,926

Companhia Brasileira de Soluções e Serviços - Alelo	50.01%	50.01%	260,031	89,404	2,896,581	2,444,656	73,672	160,048
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	58,152	1,177	402,605	287,649	156,513	5,513
Elo Participações S.A.	50.01%	50.01%	12,728	(3,810)	27,126	1,669	520	(7,619)
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	35,452	23,984	369,092	310,836	302,341	48,700
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	25	-	50	-	-	-
2BCapital S.A.	50.00%	50.00%	-	(1,205)	4,455	4,615	11	(2,410)
Total investments in joint ventures			366,388	109,550	3,699,909	3,049,425	533,057	204,232
Total on December 31, 2012 (Restated)			3,121,386	980,212	33,358,250	25,151,534	8,142,247	3,112,158

Bradesco F - 111

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associated company assets	Associated company liabilities	Revenue (1)	Associated company net income (losses) for the year
BES Investimentos do Brasil S.A.	20.00%	20.00%	103,538	14,305	6,242,286	5,724,597	5,962,194	71,525
BIU Participações S.A.	33.84%	33.84%	69,856	39,698	314,737	8,462	8,880	101,964
Cielo S.A.	28.65%	28.65%	900,741	510,839	5,600,136	3,880,217	2,110,126	1,813,390
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	43,765	5,222	125,187	20,607	4,223	12,478
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	18,192	1,341	161,828	124,702	25,074	2,737
Fidelity Processadora S.A.	49.00%	49.00%	246,649	15,836	631,797	128,430	345,210	32,319
IRB - Brasil Resseguros S.A. (2) (3)	21.24%	-	473,548	85,566	9,679,309	7,423,838	1,025,727	402,853
Integritas Participações S.A. (2)	22.32%	22.32%	534,177	9,315	1,042,125	19,100	1,847	41,734
Total investments in associated companies			2,390,466	682,122	23,797,405	17,329,953	9,483,281	2,479,000

Cia. Brasileira de Soluções e Serviços – Alelo	50.01%	50.01%	234,599	87,888	2,247,695	1,914,583	98,954	175,741
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	57,649	10,166	503,930	393,139	148,100	15,824
Elo Participações S.A.	50.01%	50.01%	16,538	(8,673)	36,914	3,845	523	(17,342)
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	24,341	33,368	280,324	245,023	242,740	53,357
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	3	-	-	-	-	-
2BCapital S.A.	50.00%	50.00%	1,125	(1,051)	3,633	1,381	109	(2,101)
Total investments in joint ventures			334,255	121,698	3,072,496	2,557,971	490,426	225,479
Total on December 31, 2011 (Restated)			2,724,721	803,820	26,869,901	19,887,924	9,973,707	2,704,479

(1)   Revenues from financial intermediation or services;

(2)   Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(3)   Bradesco has a board member at IRB-Brasil with voting rights, which results in significant influence;

(4)   In 2013 it was a disposal of associated company investments of Cia Brasileira de Soluções e Serviços – Alelo and the respective capital increase in the Elo Participações S.A.; and

(5)   Company disposed in 2012.

            F - 112     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2013, with the exception of Cielo S.A., the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of our investment in Cielo, was R$ 14,784,925 thousand (December 2012 - R$ 10,695,518 thousand). The Organization doesn’t have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b.   Changes in associated company investments

	R$ thousand
	2013	2012 (Restated)
Initial balances	3,121,386	2,724,721
Additions (1)	379,983	97,454
Disposal of associated companies (1)	(391,171)	(125,459)
Equity in net income of associated companies	1,062,687	980,212
Dividends/Interest on capital	(767,765)	(510,580)
Adjustment of goodwill(2)	(12,273)	(44,962)
Final balances	3,392,847	3,121,386

(1)  In 2013 it was a disposal of associated company investments of Cia Brasileira de Soluções e Serviços – Alelo and the respective capital increase in the Elo Participações S.A; and

(2)  In 2013, refers: (i) Adjustment of goodwill of NCR Brasil and (ii) reversal of amortization Ibi Promotora goodwill.

Bradesco F - 113

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

28)  Property and equipment

a)   Composition of property and equipment by class

		R$ thousand
	Annual rate of depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	1,072,076	(566,917)	505,159
Land	-	492,411	-	492,411
Installations, properties and equipment for use	10%	4,479,464	(2,449,557)	2,029,907
Security and communications systems	10%	223,422	(166,349)	57,073
Data processing systems	20% - 50%	2,305,524	(1,545,962)	759,562
Transportation systems	20%	56,676	(34,034)	22,642
Financial leasing of data processing systems	20% - 50%	2,818,799	(2,183,586)	635,213
Balance on December 31, 2013		11,448,372	(6,946,405)	4,501,967

Buildings	4%	949,713	(487,775)	461,938
Land	-	488,292	-	488,292
Installations, properties and equipment for use	10%	4,670,119	(2,445,717)	2,224,402
Security and communications systems	10%	229,518	(154,169)	75,349
Data processing systems	20% - 50%	1,902,693	(1,301,526)	601,167
Transportation systems	20%	53,791	(29,970)	23,821
Financial leasing of data processing systems	20% - 50%	2,514,555	(1,864,697)	649,858
Balance on December 31, 2012 (Restated)		10,808,681	(6,283,854)	4,524,827

Depreciation charges for 2013 amounted to R$ 1,018,239 thousand (2012 - R$ 1,035,235 thousand and 2011 - R$ 989,161 thousand).

We enter into finance lease agreements as a lessee for data processing equipment, which are recorded as leased equipment in property and equipment. According to this accounting method, both the asset and the obligation are recognized in the consolidated financial statements and the depreciation of the asset is calculated based on the same depreciation policy as for similar assets. See Note 38 for disclosure of the obligation.

     F - 114     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Leased assets	Total
Balance on December 31, 2011 (Restated)	393,693	454,956	2,102,195	79,752	1,201,174	26,476	210	4,258,456
Additions	84,177	34,470	832,153	14,006	706,784	2,056	191	1,673,837
Write offs	(2,895)	(1,134)	(329,086)	(631)	(38,234)	-	(251)	(372,231)
Depreciation	(13,037)	-	(380,860)	(17,778)	(618,699)	(4,711)	(150)	(1,035,235)
Balance on December 31, 2012 (Restated)	461,938	488,292	2,224,402	75,349	1,251,025	23,821	-	4,524,827
Additions	58,299	5,972	459,161	13,718	791,102	4,318	-	1,332,570
Write offs	(2,001)	(1,853)	(294,707)	(10,477)	(19,390)	(363)	-	(328,791)
Impairment	-	-	(6,356)	(1,521)	-	(523)	-	(8,400)
Depreciation	(13,077)	-	(352,593)	(19,996)	(627,962)	(4,611)	-	(1,018,239)
Balance on December 31, 2013	505,159	492,411	2,029,907	57,073	1,394,775	22,642	-	4,501,967

(1)   Includes financial leasing of data processing systems.

Bradesco F - 115

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

29)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible assets
		Acquisition of banking rights (1)	Software (1)	Customer portfolio (1)	Others (1) (2)	Total
Balance on December 31, 2011 (Restated)	723,526	3,064,089	2,331,486	879,300	47,855	7,046,256
Additions	-	889,395	1,118,683	-	543,922	2,552,000
Impairment (3)	-	(527,436)	-	-	-	(527,436)
Amortization	-	(839,529)	(536,959)	(42,459)	(34,000)	(1,452,947)
Balance on December 31, 2012 (Restated)	723,526	2,586,519	2,913,210	836,841	557,777	7,617,873
Additions	-	943,661	1,354,507	-	75,997	2,374,165
Impairment (3)	-	(18,721)	(29,987)	-	-	(48,708)
Amortization	-	(922,438)	(659,875)	(42,458)	(97,820)	(1,722,591)
Balance on December 31, 2013	723,526	2,589,021	3,577,855	794,383	535,954	8,220,739

(1)      Rate of amortization: acquisition of banking rights - in accordance with contract agreement; software – 20% to 50%; Customer portfolio – until 20%; and others – 20%;

(2)        “Others” mainly refers to rights related to the 2016 Olympic Games sponsorship program; and

(3)      Impairment losses were recognized because the recoverable amount of "acquisition of banking rights" and "software" is less than their carrying amount. Impairment losses were recognized in the consolidated statement of income, within “Other operating income/ (expenses)”.

     F - 116     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	December 31
	2013	2012 (Restated)
Segment banking	429,560	429,560
Segment Insurance, pension and capitalization bonds	293,966	293,966
Total	723,526	723,526

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2013 and in 2012.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by management, with a terminal growth rate of 8.5% p.a. The forecast cash flows have been discounted at a rate of 12.4% p.a.

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

30)  Other assets

	R$ thousand
	December 31
	2013	2012 (Restated)
Foreign exchange transactions (1)	13,639,589	11,457,810
Debtors for guarantee deposits (2)	10,309,378	10,818,380
Sundry borrowers	2,402,859	1,888,893
Trade and credit receivables	2,123,553	2,416,843
Deferred selling expenses (insurance) – Note 35f	1,547,121	1,205,089
Interbank and interbranch receivables	1,468,385	1,703,536
Negotiation and intermediation of securities	1,325,122	4,049,634
Income receivable	1,020,782	790,301
Prepaid expenses	516,208	527,349
Advances to the Credit Guarantee Fund - FGC	-	167,439
Others (3)	1,014,718	918,361
Total	35,367,715	35,943,635

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

31)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2013	2012 (Restated)
Demand deposits	986,310	727,869
Interbank deposits	963,855	382,474
Funding in the open market	185,055,358	175,646,854
Borrowings	15,230,854	8,111,101
Onlending	40,863,996	36,075,056
Total	243,100,373	220,943,354

32)  Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2013	2012 (Restated)
Demand deposits	39,633,427	37,684,247
Savings deposits	80,717,805	69,041,721
Time deposits	95,866,825	104,048,295
Total	216,218,057	210,774,263

33)  Funds from securities issued

a)   Composition by type of security issued and location

	R$ thousand
	December 31
	2013	2012 (Restated)
Instruments Issued – Brazil:
Mortgage notes	604,105	826,843
Real estate credit notes	5,995,699	4,229,511
Agribusiness notes	4,371,017	3,894,203
Financial notes	35,208,325	28,220,510
Subtotal	46,179,146	37,171,067
Securities and bonds – Abroad:
Euronotes (1)	8,412,859	10,761,614
Securities issued through securitization – (item (b))	3,291,063	3,619,412
Subtotal	11,703,922	14,381,026
Grand Total	57,883,068	51,552,093

 (1)   Issuance of securities in the foreign market for customers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

     F - 118     IFRS – International Financial Reporting Standards – 2013

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

We show below the amounts of the securities issued by the SPE, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Amount of the transaction	Maturity	2013	2012 (Restated)
Securitization of the future flow of payment orders received from abroad	6.11.2007	481,550	5.20.2014	38,861	168,411
	6.11.2007	481,550	5.20.2014	38,832	168,528
	12.20.2007	354,260	11.20.2014	75,287	150,878
	3.6.2008	836,000	5.22.2017	818,320	916,093
	12.19.2008	1,168,500	2.20.2019	1,257,040	1,077,558
	12.17.2009	133,673	11.20.2014	47,027	94,116
	12.17.2009	133,673	2.20.2017	118,406	135,413
	12.17.2009	89,115	2.20.2020	107,129	107,222
	8.20.2010	307,948	8.21.2017	307,512	338,938
	9.29.2010	170,530	8.21.2017	175,753	193,713
	11.16.2011	88,860	11.20.2018	124,119	106,418
	11.16.2011	133,290	11.22.2021	182,777	162,124
Total		4,378,949		3,291,063	3,619,412

Bradesco F - 119

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Subordinated debt

					R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	2013	2012 (Restated)
In Brazil:
Subordinated CDB:
2013 (1)	5	-	R$	100.0% of CDI rate + 1.0817% p.a.	-	972,796
2014	6	1,000,000	R$	112.0% of CDI rate	1,695,101	1,554,254
2015	6	1,274,696	R$	IPCA + (6.92% p.a.- 8.55% p.a.)
				108.0% to 112.0% of CDI rate	2,321,721	2,028,459
2016	6	500	R$	IPCA + 7.1292% p.a.	833	734
2019	10	20,000	R$	IPCA + 7.76% p.a.	35,665	31,240
Financial notes:
				IGP-M rate + 6.3874% p.a.
				IPCA + (6.7017% p.a.- 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	146,686	131,214
				100% of CDI rate + (1.2685%p.a.- 1.3656% p.a.)
				IGP-M rate + (5.7745% p.a.- 6.9588% p.a.)
				IPCA + (5.6030% p.a.- 7.5482% p.a.)
				Fixed rate of (11.7493% p.a.- 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,494,902	9,179,820
				100% of CDI rate + (0.7855%p.a.- 1.3061% p.a.)
				IGP-M rate + (4.0147% p.a.- 6.2626% p.a.)
				IPCA + (3.6712% p.a.- 6.2822% p.a.)
				Fixed rate of (9.3991% p.a.- 12.1754% p.a.)
2018	6	8,262,799	R$	105.0% to 112.0% of CDI rate	8,741,001	8,510,932
				IGP-M rate + (3.6320% p.a.- 4.0735% p.a.)
				IPCA + (3.2983% p.a.- 4.4268% p.a.)
				Fixed rate of (9.3207% p.a.- 10.3107% p.a.)
2019 (2)	6	21,858	R$	109.3% to 109.5% of CDI rate	23,599	-
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate + 13.1763% p.a.	63,491	55,902

     F - 120     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Subordinated debt

					R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	2013	2012 (Restated)
				IGP-M rate + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a.- 7.3743% p.a.)	192,648	170,309
				100% of CDI rate + (1.0079%p.a.- 1.0412% p.a.)
				IGP-M rate + 4.17468% p.a.
				IPCA + (4.0262% p.a.- 6.1757% p.a.)
				Fixed rate of (10.1304% p.a.- 11.7550% p.a.)
2019	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,248,804	3,205,153
2020 (5)	7	1,700	R$	IPCA + 4.2620% p.a	1,831	-
2018	8	50,000	R$	IGP-M rate + 7.0670% p.a	74,087	65,517
				IGP-M rate + 5.8351% p.a.
				IPCA + (5.8950% p.a.- 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	17,061	15,080
				IGP-M rate + 5.5341% p.a.
				IPCA + (3.9941% p.a.- 6.1386% p.a.)
				Fixed rate of (11.1291% p.a.- 11.8661% p.a.)
2020	8	28,556	R$	110.0% to 110.7% of CDI rate	33,616	30,354
2021 (3)	8	1,236	R$	IPCA + (3.7004% p.a.- 4.3419% p.a.)	1,341	-
2021	9	7,000	R$	111.0% of CDI rate	7,940	7,286
				IGP-M rate + (6.0358% p.a.- 6.6244% p.a.)
				IPCA + (5.8789% p.a.- 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	24,836	22,117
				IGP-M rate + (3.9270% p.a.- 4.2994% p.a.)
				IPCA + (4.1920% p.a.- 6.0358% p.a.)
				Fixed rate of (10.3489% p.a.- 12.4377% p.a.)
2022	10	54,143	R$	110.0% to 111.3% of CDI rate	62,974	56,823
				IGP-M rate + (3.5855% p.a.- 3.9984% p.a.)
				IPCA + (3.9292% p.a.- 4.962% p.a.)
2023 (4)	10	688,064	R$	Fixed rate of (10.6804% p.a.- 10.8971% p.a.)	740,605	-
CDB pegged to loans:
2014 to 2016	2 to 3	3,961	R$	100% of CDI rate	4,623	6,751
Subtotal in Brazil					26,933,365	26,044,741

     F - 121     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

					R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	2013	2012 (Restated)
Abroad:
2013	10	1,434,750	US$	Rate of 8.75% p.a.	-	1,033,116
2014	10	801,927	Euro	Rate of 8.00% p.a.	735,167	612,924
2019	10	1,333,575	US$	Rate of 6.75% p.a.	1,780,224	1,552,158
2021	11	2,766,650	US$	Rate of 5.90% p.a.	3,826,416	3,334,521
2022	11	1,886,720	US$	Rate of 5.75% p.a.	2,609,831	2,274,254
Subtotal abroad					8,951,638	8,806,973

Overall total					35,885,003	34,851,714

(1)   Subordinated debt transactions that matured in January, February, April, May and July 2013;

(2)   Issue of financial notes, of which were issued as follows: (i) R$3,362 thousand in January 2013; (ii) R$3,731 thousand in February 2013; and (iii) R$14,765 thousand in March 2013, maturing in 2019;

(3)   Issue of financial notes, of which were issued as follows: (i) R$736 thousand in January 2013; and (ii) R$500 thousand in March 2013, maturing in 2021;

(4)   Issue of financial notes, of which were issued as follows: (i) R$85,180 thousand in January 2013; (ii) R$498,310 thousand in February 2013; and (iii) R$104,574 thousand in March 2013, maturing in  2023; and

(5)   Issue of financial notes, of which were issued as follows: R$1,700 thousand in March 2013, maturing in 2020.

Legend:

CDB – Bank Deposit Certificate

CDI – Interbank Deposit Certificate

IPCA – Broad Consumer Price Index

DI-CETIP – Interbank rate published by the Centre for Securities Custody and Settlement

IGPM – General Market Price Index

Bradesco F - 122

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Insurance technical provisions and pension plans

a)      Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)(3)		Total
	December 31		December 31		December 31
	2013	2012 (Restated)	2013	2012 (Restated)	2013	2012 (Restated)
Current and long-term liabilities
Mathematical provision for benefits to be granted	756,961	825,848	104,970,618	93,323,469	105,727,579	94,149,317
Mathematical provision for benefits granted	166,736	174,118	6,447,717	5,946,678	6,614,453	6,120,796
IBNR (Incurred But Not Reported) provision	1,480,775	1,281,188	1,185,020	942,521	2,665.795	2,223,709
Provision for unearned premiums (4)	3,213,683	2,072,355	263,076	187,868	3,476,759	2,260,223
Complementary reserve for coverage (5)	-	-	-	5,062,023	-	5,062,023
Provision for insurance claims to be settled	3,606,831	3,077,957	1,263,807	1,041,065	4,870,638	4,119,022
Provision for financial surplus	-	-	395,227	368,033	395,227	368,033
Provision for administrative expenses	-	-	-	118,885	-	118,885
Other provisions (5)	1,860,919	2,950,297	4,717,653	1,396,415	6,578,572	4,346,712
Total provisions	11,085,905	10,381,763	119,243,118	108,386,957	130,329,023	118,768,720

     F - 123     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Technical provisions by product

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2013	2012 (Restated)	2013	2012 (Restated)	2013	2012 (Restated)
Health (5)	5,877,724	5,650,060	-	-	5,877,724	5,650,060
Auto / Liability Insurance	2,721,222	2,696,872	-	-	2,721,222	2,696,872
DPVAT (Personal Injury Caused by Automotive Vehicles)	210,426	154,703	554,609	341,040	765,035	495,743
Life	-	-	5,089,719	4,433,645	5,089,719	4,433,645
Elementary lines (property/casualty)	2,276,533	1,880,128	-	-	2,276,533	1,880,128
Free Benefits Generating Plan - PGBL	-	-	21,453,632	20,608,501	21,453,632	20,608,501
Free Benefits Generating Life - VGBL	-	-	74,522,213	65,486,891	74,522,213	65,486,891
Traditional plans (5)	-	-	17,622,945	17,516,880	17,622,945	17,516,880
Total technical provisions	11,085,905	10,381,763	119,243,118	108,386,957	130,329,023	118,768,720

(1) “Other reserves” - Insurance basically refers to the technical reserves of the “personal health” portfolio recorded to (i) cover the differences of future premium adjustments and those required for the portfolio technical balance and (ii) adapt to current interest rate scenarios;

(2) Includes personal insurance and pension plans;

(3) “Other reserves” - Life and Pension Plan basically refers to “Reserve for unvested benefits (Life)”, “Reserve for redemption and other amounts to be settled”, “Reserve for risk fluctuation”, “Reserve for benefits to be settled” and “Additional premiums reserve”;

(4) In the first quarter of 2013, in compliance with ANS Normative Resolution 314, Bradesco Saúde reclassified R$ 774.247 thousand, corresponding to the unearned  premiums, which was deducted from premiums receivable, to “Technical Reserves – Unearned Premium Reserve,” under liabilities; and

(5)  Up to November 2013, as authorized by Susep, an interest rate based on Bank’s own study was used to discount the actuarial liability flow and, consequently, the item "Complementary Reserve for Coverage” reflected the result of this rate. However, as per Susep resolution, since December 2013 the risk-free yield curve (ETTJ) is used, which caused an increase in “Other Technical Reserves” and a decrease in “Complementary Reserve for Coverage”, which resulted in a net reversal of R$2,571,793 thousand in Technical Reserves. Nonetheless, we adjusted to market value the rates of certain securities (NTNs) given as collateral for technical reserves, reflecting Brazil’s current economic scenario, in the amount of R$6,860,597 thousand, recognizing a reduction which practically offset the reversal of technical reserves (Note 9).

Bradesco F - 124

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c)   Technical provisions by aggregated products

	R$ thousand
	December 31
	2013	2012 (Restated)
Insurance – Vehicle, Elementary Lines, Life and Health	16,730,244	15,156,448
Insurance – Life with Survival Coverage (VGBL)	74,522,213	65,486,891
Pensions – PGBL and Traditional Plans	33,770,112	32,808,220
Pensions – Risk Traditional Plans	5,306,454	5,317,161
Total	130,329,023	118,768,720

     F - 125     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)   Changes in the insurance and pension technical provisions

(i)            Insurance – Vehicle, General, Life, Health and Pension (Risk on Traditional Plans)

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)
At the beginning of the year	20,473,609	16,539,893
(-) DPVAT insurance and retrocession	(487,409)	(397,032)
Subtotal at beginning of the year	19,986,200	16,142,861
Additions, net of reversals	16,368,879	16,407,364
Reported claims	(15,666,853)	(13,151,150)
Claims, benefits and redemptions paid	(53,304)	(145,610)
Adjustment for inflation and interest	706,339	732,735
Subtotal at end of the year	21,341,261	19,986,200
(+) DPVAT insurance and retrocession	695,437	487,409
Total of the Year-End	22,036,698	20,473,609

(ii)           Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)
At the beginning of the year	65,486,891	53,175,712
Receipt of premiums net of fees	18,616,864	17,469,175
Payment of benefits	(13,037)	(8,495)
Payment of redemptions	(12,201,838)	(9,155,922)
Adjustment for inflation and interest	3,026,956	4,359,943
Others	(393,623)	(353,522)
Total of the Year-End	74,522,213	65,486,891

(iii)       Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)
At the beginning of the year	32,808,220	29,396,716
Receipt of contributions net of fees	2,100,389	2,093,058
Payment of benefits	(473,760)	(394,260)
Payment of redemptions	(1,541,817)	(1,276,002)
Adjustment for inflation and interest	1,847,372	2,690,842
Others	(970,292)	297,866
Total of the Year-End	33,770,112	32,808,220

Bradesco F - 126

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)   Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2013	2012 (Restated)	2013	2012 (Restated)	2013	2012 (Restated)
Total technical reserves	11,085,905	10,381,763	119,243,118	108,386,957	130,329,023	118,768,720
(-) Loading on insurance sales – guarantee extension	(213,353)	(34,822)	-	-	(213,353)	(34,822)
(-) Portion corresponding to contracted reinsurance	(841,829)	(865,364)	(6,048)	(9,730)	(847,877)	(875,094)
(-) Deposits retained at IRB and court deposits	(2,330)	(23,484)	(54,704)	(59,436)	(57,034)	(82,920)
(-) Receivables	(775,873)	(744,265)	-	-	(775,873)	(744,265)
(-) Unearned premium reserve - Health insurance	(774,247)	-	-	-	(774,247)	-
(-) Reserves from DPVAT agréments	(203,994)	(148,167)	(550,668)	(338,049)	(754,662)	(486,216)
To be insured	8,274,279	8,565,661	118,631,698	107,979,742	126,905,977	116,545,403
Investment fund quotas (VGBL and PGBL) (1)	-	-	93,443,359	82,964,196	93,443,359	82,964,196
Investment fund quotas (excluding VGBL and PGBL)	6,155,469	2,452,379	20,251,406	13,297,804	26,406,875	15,750,183
Government securities	3,486,879	6,691,646	5,281,167	10,174,124	8,768,046	16,865,770
Private securities	101,109	105,188	194,651	212,432	295,760	317,620
Shares	5,029	4,710	1,048,629	1,504,244	1,053,658	1,508,954
Total guarantees of technical reserves	9,748,486	9,253,923	120,219,212	108,152,800	129,967,698	117,406,723

(1) The “VGBL” and “PGBL” mutual funds were consolidated in the consolidated financial statements.

     F - 127     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Changes in deferred selling expenses (insurance assets)

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)
At the beginning of the year	1,205,089	557,708
Additions	1,592,919	1,678,470
Reversals	(1,260,863)	(1,031,089)
Total of the Year-End	1,537,145	1,205,089

g)   Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)
At the beginning of the year	888,541	695,145
Additions	372,423	331,451
Reversals	(237,010)	(5,623)
Recovered insurance losses	(106,580)	(152,011)
Adjustment of inflation and interest	22,578	21,223
Others	5,776	(1,644)
Total of the Year-End	945,728	888,541

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

Bradesco F - 128

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

			R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Amount estimated for the claims
• In the year of notification	2,023,548	1,697,160	1,701,439	1,152,371	2,058,559	2,414,674	2,647,298	3,134,409	3,020,829	-
• One year after notification	1,955,138	1,626,143	1,638,346	1,108,270	2,037,365	2,394,609	2,626,356	3,035,716	-	-
• Two years after notification	1,921,320	1,600,359	1,596,899	1,088,069	2,018,329	2,387,075	2,604,738	-	-	-
• Three years after notification	1,912,062	1,603,521	1,593,526	1,094,795	2,015,921	2,403,020	-	-	-	-
• Four years after notification	1,918,314	1,597,707	1,598,083	1,102,364	2,046,000	-	-	-	-	-
• Five years after notification	1,925,223	1,605,888	1,600,766	1,102,595	-	-	-	-	-	-
• Six years after notification	1,926,098	1,612,902	1,608,667	-	-	-	-	-	-	-
• Seven years after notification	1,931,580	1,623,910	-	-	-	-	-	-	-	-
• Eight years after notification	1,945,495	-	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2013)	1,945,495	1,623,910	1,608,667	1,102,595	2,046,000	2,403,020	2,604,738	3,035,716	3,020,829	19,390,970
Payments of claims	(1,867,415)	(1,587,940)	(1,563,424)	(957,963)	(1,956,706)	(2,285,212)	(2,427,542)	(2,652,348)	(2,097,021)	(17,395,571)
Outstanding Claims	78,080	35,970	45,243	144,632	89,294	117,808	177,196	383,368	923,808	1,995,399

Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

			R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Amount estimated for the claims
• In the year of notification	1,725,277	1,464,086	1,421,768	859,651	1,791,249	2,260,194	2,440,426	2,804,706	2,815,311	-
• One year after notification	1,675,830	1,415,281	1,385,711	846,124	1,773,092	2,235,404	2,417,095	2,695,513	-	-
• Two years after notification	1,635,350	1,413,371	1,381,949	835,214	1,766,152	2,232,926	2,401,407	-	-	-
• Three years after notification	1,639,187	1,417,612	1,379,442	844,636	1,769,942	2,251,003	-	-	-	-
• Four years after notification	1,653,212	1,417,980	1,386,605	850,115	1,791,739	-	-	-	-	-
• Five years after notification	1,670,356	1,429,154	1,392,108	857,121	-	-	-	-	-	-
• Six years after notification	1,686,295	1,437,203	1,401,024	-	-	-	-	-	-	-
• Seven years after notification	1,693,861	1,448,422	-	-	-	-	-	-	-	-
• Eight years after notification	1,707,860	-	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2013)	1,707,860	1,448,422	1,401,024	857,121	1,791,739	2,251,003	2,401,407	2,695,513	2,815,311	17,369,400
Payments of claims	(1,669,222)	(1,421,960)	(1,376,477)	(818,675)	(1,729,941)	(2,171,633)	(2,286,359)	(2,532,111)	(2,055,407)	(16,061,785)
Outstanding Claims	38,638	26,462	24,547	38,446	61,798	79,370	115,048	163,402	759,904	1,307,615

     F - 129     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, gross reinsurance(1)

			R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Amount estimated for the claims
• In the year of notification	816,255	624,866	778,085	819,262	885,177	997,287	1,183,335	1,228,706	1,303,216	-
• One year after notification	778,352	608,403	766,642	829,831	909,937	1,006,142	1,180,974	1,219,349	-	-
• Two years after notification	755,274	590,246	772,788	845,582	926,808	1,012,326	1,181,021	-	-	-
• Three years after notification	747,555	586,480	776,168	841,047	920,827	1,002,115	-	-	-	-
• Four years after notification	738,165	590,823	779,660	838,726	927,503	-	-	-	-	-
• Five years after notification	738,659	583,930	773,646	836,488	-	-	-	-	-	-
• Six years after notification	734,144	580,137	778,029	-	-	-	-	-	-	-
• Seven years after notification	725,395	581,401	-	-	-	-	-	-	-	-
• Eight years after notification	720,079	-	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2013)	720,079	581,401	778,029	836,488	927,503	1,002,115	1,181,021	1,219,349	1,303,216	8,549,201
Payments of claims	(698,041)	(545,574)	(701,005)	(787,369)	(856,416)	(908,557)	(1,064,600)	(1,070,045)	(958,400)	(7,590,007)
Outstanding Claims	22,038	35,827	77,024	49,119	71,087	93,558	116,421	149,304	344,816	959,194

Life – Insurance claims, net reinsurance(1)

			R$ thousand
	Year claims were notified
	Up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	Total
Amount estimated for the claims
• In the year of notification	816,255	624,866	778,085	819,262	885,177	997,287	1,183,335	1,228,706	1,303,216	-
• One year after notification	778,352	608,403	766,642	829,831	909,937	1,006,142	1,180,974	1,219,349	-	-
• Two years after notification	755,274	590,246	772,788	845,582	926,808	1,012,326	1,181,021	-	-	-
• Three years after notification	747,555	586,480	776,168	841,047	920,827	1,002,115	-	-	-	-
• Four years after notification	738,165	590,823	779,660	838,726	927,503	-	-	-	-	-
• Five years after notification	738,659	583,930	773,646	836,488	-	-	-	-	-	-
• Six years after notification	734,144	580,137	778,029	-	-	-	-	-	-	-
• Seven years after notification	725,395	581,401	-	-	-	-	-	-	-	-
• Eight years after notification	720,079	-	-	-	-	-	-	-	-	-
Estimate of claims on the base date (2013)	720,079	581,401	778,029	836,488	927,503	1,002,115	1,181,021	1,219,349	1,303,216	8,549,201
Payments of claims	(698,041)	(545,574)	(701,005)	(787,369)	(856,416)	(908,557)	(1,064,600)	(1,070,045)	(958,400)	(7,590,007)
Outstanding Claims	22,038	35,827	77,024	49,119	71,087	93,558	116,421	149,304	344,816	959,194

(1)    The claims table does not include the products Health and Dental insurance – R$ 1,585,532 thousand,  DPVAT insurance – R$ 412,108 thousand, Retrocession – R$ 28,220 thousand and salvage and reimbursement estimates - R$ (109.815) thousand .

Bradesco F - 130

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Supplemental pension plans

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

Contributions to the PGBL plan in 2013 totaled R$ 622,160 thousand (2012 - R$ 590,907 thousand).

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

     F - 131     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Alvorada, BBI and Alvorada CCFI Plans
	Years ended December 31
	2013	2012 (Restated)
(i) Projected benefit obligations:
At the beginning of the year	1,389,605	999,483
Cost of current service	1,649	(370)
Interest cost	117,071	102,939
Participant’s contribution	1,493	1,548
Actuarial loss	(330,686)	366,194
Benefit paid	(96,519)	(80,189)
At the end of the year	1,082,613	1,389,605

(ii) Plan assets comprise:
At the beginning of the year	1,137,588	1,032,853
Expected returns	(54,668)	176,505
Contributions received:
Employer	7,697	6,871
Employees	1,493	1,548
Benefits paid	(96,519)	(80,189)
At the end of the year	995,591	1,137,588

(iii) Financial position:
Plans in deficit	(108,819)	(252,017)
Plans in surplus	21,797	-
Net balance	(87,022)	(252,017)

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Alvorada, BBI and Alvorada CCFI Plans
	Years ended December 31
	2013	2012 (Restated)	2011 (Restated)
Projected benefit obligations:
Cost of service	1,649	(370)	(704)
Cost of interest on actuarial obligations	117,071	102,939	49,694
Expected returns from the assets of the plan	(95,573)	(106,983)	(42,814)
Net periodic cost/ (benefit)	23,147	(4,414)	6,176

The accumulated obligations of the pension plans are included in “Other Liabilities”, in our consolidated statement of financial position.

Benefit obligations and net periodic benefit cost for the years 2013 and 2012 for our subsidiaries Alvorada, BBI, and Alvorada CCFI plans, were determined using the following assumptions:

Bradesco F - 132

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	December 31
	2013	2012
Discount rate (1)	12.2%	8.7%
Expected long-term rate of return on the assets	12.2%	8.7%
Increase in salary levels	5.4%	4.5%

(1)    In 2012, considering an inflation rate of 4.5% p.a. and a real discount rate of 4.0% p.a. (2011 – 6.0% p.a.).

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

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	Assets of the Alvorada Plan		Assets of the BBI Plan		Assets of the Alvorada CCFI Plan
	December 31		December 31		December 31
	2013	2012	2013	2012	2013	2012
Asset categories
Marketable equity securities	-	-	12.8%	10.3%	-	-
Public and private securities	89.4%	86.9%	82.4%	85.3%	-	-
Mutual funds	3.7%	6.2%	0.7%	0.7%	93.9%	94.5%
Properties	5.0%	5.2%	-	-	3.4%	3.4%
Other	1.9%	1.7%	4.1%	3.7%	2.7%	2.1%
Total	100.00%	100.0%	100.0%	100.0%	100.0%	100.0%

     F - 133     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below is the sensitivity analysis of the benefit plan obligations, showing the impact on the actuarial exposure (12.2% p.a.) assuming a 1 b.p. change in the discount rate:

Discount rate	Sensitivity analysis	Effect on actuarial liabilities	Effect on the present value of obligations
13.2%	Increase of 1 b.p.	decrease	(102,197)
11.2%	Decrease of 1 b.p.	increase	122,267

37)  Other provisions

a)      Contingent assets

Contingent assets are not recognized in the financial statements, however, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws 2445/88 and 2449/88, regarding the payment that exceeded the amount due under Supplementary Law 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)      Contingent liabilities and tax and social security obligations

The Organization is party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Where the loss is deemed probable, Management recorded provisions based on their opinion and on the opinion of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, the complexity and the courts standing.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

                  I -       Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT), In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits, For other proceedings, the provision is based on the average of payments made for claims settled over the last 12 months.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

                 II -       Civil proceedings

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans, These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Bradesco F - 134

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

It is worth mentioning the significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of federal government’s economic policy to reduce inflation in the 80’s and 90’s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recorded in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits on cognizance stage, until the Court issues a final decision on the right under litigation.

c)      Tax and social security obligations

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome in the medium to long term, based on the opinion of Management and their legal counsel, The processing of these legal obligations whose risk is deemed as probable is regularly monitored in the legal court. During the year, there was progress in some cases which may result in favorable conditions for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-   Cofins - R$2,119,067 thousand (2012 - R$9,082,801 thousand): a request for authorization to calculate and pay Cofins based on effective income, as set forth in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation for other revenues other than income;

-   INSS Autonomous Brokers - R$1,313,647 thousand (2012 - R$1,140,796 thousand): we are requesting the impact of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the 20.0% rate and additionally 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22 of Law 8212/91,as new wording in Law 9876/99;

-   IRPJ/Loan Losses - R$1,756,396 thousand (2012 - R$1,659,332 thousand): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted upon receipt of claims incurred, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law 9430/96 that only apply to temporary losses; and

-   PIS - R$310,127 thousand (2012 –R$302,089): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus on the calculation established in the Constitution, i.e., gross operating income, as defined in the income tax legislation - set out in Article 44 of Law 4506/64, excluding interest income.

     F - 135     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2013, the Organization adhered to the tax liability installment and cash payment program, with amnesty for the settlement of tax liability managed by the Brazilian Federal Revenue Service (RFB) and the Office of the General Counsel to the National Treasury (PGFN), set forth by Law 12865/13, related to the contribution for Social Integration Program (PIS) and the Contribution for Social Security Financing (Cofins), referred to in Chapter I of Law 9718/98, due by financial institutions and insurance companies. The Organization also exercised the prerogative provided in Article 17 of Law 12865/13, which determined a new term to adhere to the program in Law 11941/09 up to December 31, 2013.

The Organization’s main lawsuits included in these programs refer to the following issues: (i) we request the calculation and payment of Cofins, as of October 2005, based on the effective revenue, according to  Article 2 of Supplementary Law 70/91, in order to avoid the unconstitutional expansion of tax base intended by paragraph 1 of Article 3 of Law 9718/98; and (ii) CSLL - Deductibility on IRPJ tax base, which requested to calculate and pay income tax calculated and paid for 1997 and subsequent years, excluding CSLL in the base, under Article 1, of Law 9316/96, since this contribution represents an effective, necessary and mandatory expense to the Company.

Considering the specific resolutions of these programs, the accounting effects of the lawsuits involving cash payment were recognized upon adhesion.

Total net amount resulting from the adhesion to the programs was mainly recorded under “Other Operating Expenses”. The Organization did not use income tax or social contribution losses to settle interest on tax liabilities included in the program set forth by Law 12865/13.

d)      Changes in other provision

	R$ thousand
	Labor	Civil	Tax and Social Security
Balance on December 31, 2011 (Restated)	2,301,874	3,335,716	12,256,568
Indexation charges	263,626	430,212	836,805
Additions, net of reversals	508,731	459,947	1,747,268
Payments	(593,294)	(512,899)	(13,445)
Balance on December 31, 2012 (Restated)	2,480,937	3,712,976	14,827,196
Indexation charges	300,180	338,571	853,502
Additions, net of reversals	633,802	768,702	(1,762,161)
Payments (1)	(905,596)	(1,006,678)	(6,488,854)
Balance on Decembr 31, 2013	2,509,323	3,813,571	7,429,683

(1)         The write-offs of claims due to the adhesion to the tax liability installment and cash payment program are included in "Other liabilities - tax and social security” (Law 12865/13).

e)      Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed with the risk of a possible loss are not recorded as a liability in the financial statements. The main lawsuits classified as such are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$1,434,155 thousand (2012 - R$1,132,804 thousand) which relates to the municipal tax demands other than those where the company is not located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$1,567,042 thousand (2012 - R$711,431 thousand); c) IRPJ and CSLL deficiency notice relating to disallowance of loan loss expenses, for the amount of R$526,261 thousand (2012 - R$469,337 thousand); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from mark-to-market securities from 2007 to 2010, difference in depreciation and operating expenses and income, amounting to R$460,380 thousand (2012 - R$226,145 thousand); and e) IRPJ, CSLL, PIS and COFINS deficiency note, amounting to R$323,697 thousand, on alleged tax-exempt gain, when Bovespa shares were merged into Nova Bolsa (BM&FBovespa), in 2008.

Bradesco F - 136

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

38)  Other liabilities

	R$ thousand
	December 31
	2013	2012 (Restated)
Financial liabilities
Credit card transactions (1)	16,781,768	14,848,920
Foreign exchange transactions (2)	13,535,506	11,418,508
Capitalization bonds	5,900,088	5,448,701
Negotiation and intermediation of securities	2,191,193	5,485,497
Liabilities for acquisition of assets – financial leasing (38 a)	1,115,429	858,258

Other liabilities
Third party funds in transit (3)	6,717,566	5,561,157
Provision for payments	5,011,882	5,020,558
Corporate and statutory obligations	2,470,871	2,489,087
Sundry creditors	1,729,016	1,168,027
Liabilities for acquisition of assets and rights	1,248,129	2,008,253
Other taxes payable	1,192,966	1,089,728
Others	5,426,991	4,455,950
Total	63,321,405	59,852,644

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

a)     Composition by maturity of financial leasing

	R$ thousand
	December 31
	2013	2012 (Restated)
Due within one year	442,368	365,302
From 1 to 2 years	372,729	226,680
From 2 to 3 years	240,012	164,463
From 3 to 4 years	60,320	81,091
From 4 to 5 years	-	20,722
Total	1,115,429	858,258

Total non-cancellable minimum future payments from operational lease at December 31, 2013 are R$ 3,792,375 thousand, of which R$ 571,800 thousand is due within 1 year, R$ 1,893,691 thousand between 1-5 years and R$ 1,326,884 thousand with more than 5 years.

     F - 137     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)  Equity

a)         Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	December 31
	2013	2012
Ordinary	2,103,637,129	2,103,637,129
Preferred	2,103,636,910	2,103,636,910
Subtotal	4,207,274,039	4,207,274,039
In treasury (common)	(2,898,610)	(2,898,610)
In treasury (preferred)	(7,866,270)	(5,265,370)
Total outstanding (1)	4,196,509,159	4,199,110,059

(1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 11, 2013, the proportion of one new share for every 10 shares held.

ii.   Changes in capital stock, in number of shares

	Common	Preferred	Total
Number of shares outstanding on December 31, 2011	2,100,901,429	2,098,723,870	4,199,625,299
Shares acquired and not cancelled	(162,910)	(352,330)	(515,240)
Number of shares outstanding on December 31, 2012	2,100,738,519	2,098,371,540	4,199,110,059
Shares acquired and not cancelled	-	(2,600,900)	(2,600,900)
Number of shares outstanding on December 31, 2013	2,100,738,519	2,095,770,640	4,196,509,159

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

The Special Shareholders’ Meeting held on March 11, 2013 deliberated on the capital increase of R$8,000,000 thousand, from R$30,100,000 thousand to R$38,100,000 thousand, through the capitalization of a portion of the “Profit Reserves – Statutory Reserve” account, in compliance with Article 169 of Law 6404/76, with a 10% stock bonus, through the issue of 382,479,458 new no-par registered, book-entry shares, of which 191,239,739 are common shares and 191,239,719 are preferred shares, paid free of charge to shareholders as bonus, at the proportion of one (1) new share for every ten (10) new shares of the same type they hold, benefiting Bradesco’s shareholders of record as at March 25, 2013.

Treasury shares are recorded at cost, which is approximately equivalent to the market prices on the date they are acquired. Cancellation of treasury shares is recorded as reduction of unappropriated retained earnings. Treasury shares are acquired for subsequent sale or cancellation.

Bradesco F - 138

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

c)   Dividends (including interest on equity)

Dividends are based on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Brazilian Central Bank. The dividends are paid in Reais  and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil, Brazilian companies may pay interest on equity to shareholders based on the net equity and treat these payments as deductible expenses for purposes of Brazilian income tax and social contribution. The interest cost is treated for accounting purposes as a deduction from equity in a manner similar to dividends, Withholding income tax is levied and paid at the time that the interest on equity is paid to the shareholders.

In 2013 the Organization distributed dividends (including interest on equity) of R$ 4,077,908 thousand, being attributed to the shareholders, the amount per share of R$ 0,93 to the common shares and R$ 1,02 to the preferred shares (2012 - R$ 3,894,998  thousand, of which R$ 0,88 to the ordinary shares and R$ 0,97 to the preferred shares).

     F - 139     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

40)  Transactions with related parties

Related party transactions are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations.

The principal shareholders of Bradesco are Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco. Fundação Bradesco is a not-for-profit entity that for more than 40 years has been helping to develop the potential of children and youngsters by means of schools in needy regions.

The main transactions with related parties are presented as follows:

	R$ thousand
	December 31
	2013	2012 (Restated)
Assets
Loans and advances to banks	84,216	107,150
Crediare S.A. Crédito Financiamento e Investimento	84,216	107,150
Other assets	7,739	10,280
Cia. Brasileira de Soluções e Serviços - Alelo	6,387	10,280
Crediare S.A. Crédito Financiamento e Investimento	1,352	-
Liabilities and Equity
Deposits from customers	(265,046)	(208,378)
Cidade de Deus Companhia Comercial de Participações	(61,342)	(24,982)
Key Management Personnel	(98,461)	(156,160)
Others associates	(92,873)	-
Funds from securities issued	(12,370)	(27,236)
Cia. Brasileira de Soluções e Serviços - Alelo	(1,543,906)	(749,315)
Brasileira de Meios de Pagamento – (“Cielo”)	(110,180)	(103,999)
Cidade de Deus Companhia Comercial de Participações	(20,592)	(18,427)
BBD Participações S.A.	(657,308)	-
Key Management Personnel	(718,298)	(608,260)
Others associates	(37,528)	(18,629)
Subordinated debt	(754)	(698)
Fundação Bradesco	(754)	(698)
Corporate and statutory obligations	(724,226)	(735,902)
Cidade de Deus Companhia Comercial de Participações	(533,391)	(541,990)
Fundação Bradesco	(190,835)	(193,912)
Other liabilities	(2,213)	(8,027)
Fidelity Processadora e Serviços S.A.	(2,213)	(8,027)

Bradesco F - 140

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Years ended December 31
	2013	2012 (Restated)	2011 (Restated)
Revenues and expenses
Net Interest income	(114,707)	(64,015)	(81,358)
Crediare S.A. Crédito Financiamento e Investimento	7,033	10,023	22,840
Cidade de Deus Companhia Comercial de Participações	(31,128)	(207)	(9,338)
Fundação Bradesco	(56)	(1,625)	(6,519)
Key Management Personnel	(59,616)	(63,296)	(76,213)
Others associates	(30,940)	(8,910)	(12,128)
Other revenues	29,936	39,501	34,053
Cia. Brasileira de Soluções e Serviços - Alelo	29,936	39,501	34,053
Other expenses	(120,623)	(117,222)	(108,932)
Fidelity Processadora e Serviços S.A.	(118,577)	(115,403)	(108,584)
Others associates	(2,046)	(1,819)	(348)

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

For 2013, a maximum amount of R$ 337,100 thousand (2012 - R$ 344,800 thousand) was determined for remuneration of Management (salaries and bonuses) and R$ 332,100 thousand (2012 - R$ 334,100 thousand) to cover the cost of the defined contribution supplemental pension plans. The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which must be traded in three equal, annual and successive installments, the first of which maturing in the year following the payment date. This procedure complies with CMN Resolution 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term benefits for management

	R$ thousand
	Years ended December 31
	2013	2012	2011
Salaries	326,132	336,912	351,933
INSS contributions	73,123	75,510	78,881
Total	399,255	412,422	430,814

     F - 141     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Post-employment benefits

	R$ thousand
	Years ended December 31
	2013	2012	2011
Defined contribution supplementary pension plans	322,926	324,132	339,078
Total	322,926	324,132	339,078

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

b)   Equity participation

The members of the Board of Directors and of the Executive Board own in total the following percentage of participation in Bradesco on:

	December 31
	2013	2012
Ordinary shares	0,73%	0,73%
Preferred shares	1,02%	1,00%
Total shares (1)	0,87%	0,86%

(1)  In 2013, direct and indirect shareholding of the members of Board of Directors and Board of Executive Officers totaled 3.10% of ordinary shares, 1.06 % of preferred shares and 2.08 % of all shares (2012 – 3.05% of ordinary shares, 1.05% of preferred shares and 2.05% of all shares).

Bradesco F - 142

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

41)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments, based on the final maturity:

	R$ thousand
	December 31
	2013	2012 (Restated)
Commitments to extend credit (1)	157,805,486	142,120,116
Financial guarantees (2)	67,586,244	59,910,682
Letters of credit for imports	735,505	1,609,757
Total	226,127,235	203,640,555

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

42)  Standards, amendments and interpretations of existing  standards

a)   Standards, amendments and interpretations of existing standards

•       Change in IAS 19 – Employee Benefits – This change requires an elimination of the alternative of using the “corridor” method and required every movimentation to be booked in Other comprehensive income. The adoption of this standard did not generate significant impacts on the consolidated financial statements of the Organization.

•       IFRS 10 - Financial Statements - alters current criteria for consolidation (IAS 27 - Consolidated and Separate Statements) by introducing a new concept of control to determine whether an entity should be consolidated. Under IFRS 10, an investor controls an investee in the following cases: (i) it has power over the investee; (ii) it has exposure to, or rights to, variable returns from its involvement with the investee; and (iii) it has the ability to use its power over the investee to affect its returns. The adoption of this standard did not generate significant impacts on the consolidated financial statements of the Organization.

•       IFRS 11 "Joint Arrangements" - replaces IAS 31 "Interests in joint ventures". The new standard will focus more on rights and obligations, with use of the equity method of accounting rather than proportionate consolidation. The fundamental principle is that parties to an agreement decide the nature of the venture: Joint operations, rights and obligations for assets and liabilities related to the agreement. Parties recognize their assets, liabilities with the corresponding revenues and expenses; and (ii) Joint Venture, rights to net assets of the agreement. Parties recognize their investments using the equity method of accounting. The adoption of this standard did not generate significant impacts on the consolidated financial statements of the Organization.

     F - 143     IFRS – International Financial Reporting Standards – 2013

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       IFRS 12 - Disclosure of interests in other entities - includes new requirements for disclosing all forms of investments in other entities, including joint arrangements, affiliates, and special-purpose entities, in which an entity is involved. The aim is to enable readers of financial statements to evaluate the basis of control, restrictions on consolidated assets and liabilities, exposure to risk arising from involvement with unconsolidated structured entities and involvement of non-controlling interests in the activities of the consolidated entities. The adoption of this standard did not generate significant impacts on the consolidated financial statements of the Organization.

•       IFRS 13 - Fair-Value Measurement - defines fair value and provides guidance on determining fair value and requires disclosures about its measurement, thus making disclosures more consistent and less complex. The adoption of this standard did not generate significant impacts on the consolidated financial statements of the Organization.

b)   Standards, amendments and interpretations of existing standards in future periods

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

•       Amendment to IAS 32 - Financial Instruments: Presentation - This amendment clarifies the concept of offsetting of financial instruments in the consolidated statement of financial position. The impacts of adoption and its effects the consolidated financial statements of the Organization are being analyzed and measured by management. Applicable starting 1 January 2014.

•       Amendment to IAS 36 - Impairment of Assets - This change includes new disclosure requirements regarding measurements of the recoverable amounts of assets, mainly due to the adoption of IFRS 13 - Fair Value Measurement. The impact of adopting the new disclosures relating to impairment of assets in the consolidated statements of the Organization are being analyzed and measured by management. Applicable starting 1 January 2014.

•       Amendment of IFRS 10, 12 and IAS 27 - Consolidated financial statements, disclosure of interests in other entities and separate Financial Statements - includes new requirements for investment entities that have investments in funds, in order to get a return of capital appreciation and / or investment income. The impacts of these changes on the financial statements of the Organization are being analyzed and measured by management. Applicable starting 1 January 2014.

c)   Other standards, amendments and interpretations

On November 11, 2013, the Provisional Measure 627 (MP 627/13) was published, amending the Federal Tax Legislation on IR, CS, PIS and Cofins. This Measure provides for the following:

•       revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria for the compliance of the Brazilian accounting rules to the international standards;

•       taxation of companies domiciled in Brazil, for acquisition of equity resulting from profit sharing recorded abroad by subsidiaries and unconsolidated companies; and

•       special installment payment of PIS/Pasep and Cofins contributions.

Bradesco F - 144

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Bradesco will await for MP 627/13 to be converted into Law to carry out a deeper and conclusive analysis. Based on a preliminary assessment, there will be no significant impacts on the Organization.

43)  Subsequent events

On January 2, 2014, the corporate restructuring of Odontoprev S.A, through which Bradesco, through its indirect subsidiary Bradesco Saúde S.A. (Bradesco Saúde), indirectly acquired interest representing 6.5% of Odontoprev’s voting capital held by Randal Luiz Zanetti (Mr. Randal). With this acquisition, Bradesco Saúde increased its interest on Odontoprev’s total and voting capital stock from 43.5% to approximately 50.01%, being its sole controlling shareholder. The Shareholder Agreement entered into between Bradesco Saúde and Mr. Randal was terminated on that date.

     F - 145     IFRS – International Financial Reporting Standards – 2013

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