Form 20-F
period 2014-12-31
BANK BRADESCO
filed 2015-04-30
CIK 1160330

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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
(Address of principal executive office)

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2014:

2,100,738,519	Common Shares, without par value
2,094,652,040	Preferred Shares, without par value

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

Sumário

2 Form 20-F – December 2014

Form 20-F

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms "Bradesco," the "Company," the "Bank," the "Bradesco Group," "we,” the “Organization,” and "us" refer to Banco Bradesco S.A., a sociedade anônima organized under the laws of Brazil and, unless otherwise indicated, its consolidated subsidiaries.

All references herein to "real," "reais" or "R$" refer to the Brazilian real, the official currency of Brazil. References herein to "U.S. dollars," "dollar" and "US$" refer to United States dollars, the official currency of the United States of America (USA).

Our audited consolidated financial statements as of and for the years ended December 31, 2014, 2013 and 2012, with the corresponding notes, are included under "Item 18. Financial Statements" of this annual report and were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

For certain purposes, such as reports for Brazilian shareholders, filings with the Brazilian Securities and Exchange Commission (CVM) and determining dividend and federal income tax payments, we use accounting practices adopted in Brazil for financial institutions authorized to operate by the Brazilian Central Bank (Banco Central do Brasil), or the "Central Bank."

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

References to "common share ADSs" in this annual report are to common share American Depositary Shares, with each common share ADS representing one common share. The common share ADSs are evidenced by common share American Depositary Receipts, or common share ADRs, issued pursuant to a Deposit Agreement dated as of March 13, 2012, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of common share ADSs evidenced by common share ADRs issued thereunder (the "Common Share ADS Deposit Agreement" and, together with the “Preferred Share ADS Deposit Agreement”, the "Deposit Agreements").

References throughout this annual report to "ADSs" are to our preferred share ADSs and common share ADSs, together.

Throughout this annual report, we may indicate that certain information is available at different websites operated by us. None of the information on the websites referred to or mentioned in this annual report is part of or is incorporated by reference herein.

4 Form 20-F – December 2014

Form 20-F

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

•      inflation, fluctuations in the value of the real and/or interest rates, which could adversely affect our margins;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

 5 Bradesco

Form 20-F

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

We present below our selected financial data derived from our consolidated financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010. The data as of and for the years ended in 2014, 2013 and 2012 is derived from our consolidated financial statements, which were audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report included in this annual report. The data for the years ended December 31, 2011 and 2010 is derived from our consolidated financial statements, which are not included herein and which were audited by KPMG Auditores Independentes and PricewaterhouseCoopers Auditores Independentes, respectively, both independent registered public accounting firms, as stated in their respective reports that are not included herein.

The following selected financial data should be read together with the "Presentation of Financial and Other Information" and "Item 5. Operating and Financial Review and Prospects."

Selected Financial Data

Year ended December 31,	US$ in thousands (1)	R$ in thousands
	2014	2014	2013	2012	2011	2010
Data from the Consolidated Statement of Income
Interest and similar income	32,385,628	103,893,096	90,682,625	83,031,854	82,152,096	63,772,183
Interest and similar expenses	(16,785,327)	(53,847,329)	(41,382,142)	(39,646,131)	(46,763,775)	(31,000,892)
Net interest income	15,600,301	50,045,767	49,300,483	43,385,723	35,388,321	32,771,291
Fee and commission income	5,224,433	16,759,980	14,535,723	12,757,131	10,932,237	9,421,485
Fee and commission expenses	(6,460)	(20,724)	(36,041)	(36,391)	(33,978)	(26,947)
Net fee and commission income	5,217,973	16,739,256	14,499,682	12,720,740	10,898,259	9,394,538
Net gains/(losses) on financial instruments classified as held for trading	(602,557)	(1,933,003)	(5,790,089)	2,110,112	(608,271)	2,212,733
Net gains/(losses) on financial assets classified as available for sale	(309,194)	(991,894)	(6,100,782)	1,895,974	365,302	754,416
Net gains/(losses) on foreign currency transactions	(387,993)	(1,244,680)	(1,093,597)	(1,087,595)	2,625,816	(682,961)
Income from insurance and pension plans	1,686,984	5,411,845	6,933,680	1,413,016	3,076,175	2,577,730
Impairment of loans and advances	(3,208,038)	(10,291,386)	(9,623,870)	(11,451,383)	(8,239,358)	(5,756,125)
Personnel expenses	(4,260,486)	(13,667,639)	(12,354,418)	(11,559,002)	(11,094,794)	(8,794,017)
Other administrative expenses	(4,043,492)	(12,971,521)	(12,151,537)	(11,803,989)	(11,380,270)	(9,761,445)
Depreciation and amortization	(914,179)	(2,932,687)	(2,740,830)	(2,488,182)	(2,117,666)	(1,966,433)
Other operating income/(expenses)	(3,186,747)	(10,223,083)	(7,622,240)	(8,674,178)	(5,106,092)	(6,002,663)
Income before income taxes and equity in the earnings of associates	5,592,573	17,940,975	13,256,482	14,461,236	13,807,422	14,747,064
Equity in the earnings of associates and joint ventures	433,234	1,389,816	1,062,687	980,212	803,820	577,053
Income before income taxes	6,025,808	19,330,791	14,319,169	15,441,448	14,611,242	15,324,117
Income tax and social contribution	(1,220,172)	(3,914,313)	(1,833,031)	(4,089,754)	(3,521,800)	(5,271,924)
Net income for the year	4,805,635	15,416,478	12,486,138	11,351,694	11,089,442	10,052,193
Attributable to shareholders
Controlling	4,773,985	15,314,943	12,395,920	11,291,570	10,958,054	9,939,575
Non-controlling interest	31,651	101,535	90,218	60,124	131,388	112,618

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$3.2080 per US$1.00, the Central Bank exchange rate on March 31, 2015. Such translations should not be construed as a representation that the Brazilian real amounts presented were or could be converted into U.S. dollars at that rate.

6 Form 20-F – December 2014

Form 20-F

Year ended December 31,	R$, except for number of shares
	2014	2013	2012	2011	2010
Data on Earnings and Dividends per Share (1)
Earnings per share (2) (3) (4) (5) (6)
Common	3.48	2.81	2.56	2.49	2.27
Preferred	3.82	3.09	2.82	2.74	2.49
Dividends/interest on equity per share (2)
Common	1.15	0.93	0.88	0.84	0.77
Preferred	1.26	1.02	0.97	0.93	0.85
Weighted average number of outstanding shares
Common	2,100,738,519	2,100,738,519	2,100,833,147	2,099,843,709	2,068,913,020
Preferred	2,095,584,207	2,096,606,848	2,098,472,511	2,097,504,111	2,069,503,929

(1) Data on earnings and dividends per share reflects: (a) the split of our share capital on January 22, 2010, in which we issued to our shareholders one new share for each ten shares held of the same type, which was approved by our shareholders on December 18, 2009; and (b) the split of our share capital on July 13, 2010, in which we issued to our shareholders one new share for each ten shares held of the same type, which was approved by our shareholders on June 10, 2010;

(2) Holders of preferred shares are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to common shareholders. For purposes of calculating earnings per share according to IFRS, we used the same criteria adopted for dividends per share. For a description of our two classes of shares. see "Item 10.B. Memorandum and Articles of Association;"

(3) None of our outstanding liabilities are exchangeable for or convertible into equity securities. Therefore, our diluted earnings per share do not differ from our earnings per share. Accordingly, our basic and diluted earnings per share are equal in all periods presented;

(4) On December 17, 2010, the Special Shareholders´ Meeting voted in favor of a share capital increase of R$1,500 million, increasing share capital from R$28,500 million to R$30,000 million by issuing 62,344,140 new book-entry registered shares without par value, of which 31,172,072 were common shares and 31,172,068 preferred shares, at the price per share of R$24.06 through private subscription by shareholders from December 29, 2010 through January 31, 2011, in the proportion of 1.657008936% of the shareholder´s holdings as of the date of the meeting, which was paid in cash on February 18, 2011;

(5) The Special Shareholders’ Meeting held on March 11, 2013 deliberated on the share capital increase of R$8,000,000 thousand, from R$30,100,000 thousand to R$38,100,000 thousand, through the capitalization of a portion of the “Profit Reserves – Statutory Reserve” account, in compliance with Article 169 of Law 6,404/76, with a 10% stock bonus, through the issue of 382,479,458 new no-par registered, book-entry shares, of which 191,239,739 were common shares and 191,239,719 were preferred shares, paid free of charge to shareholders as bonus, at the proportion of one (1) new share for every ten (10) new shares of the same type they hold, benefiting Bradesco’s shareholders of record as at March 25, 2013; and

(6) The Special Shareholders’ Meeting held on March 10, 2015 deliberated on the share capital increase of R$5,000,000 thousand, from R$38,100,000 thousand to R$43,100,000 thousand, through the capitalization of a portion of the “Profit Reserves – Statutory Reserve” account, in compliance with Article 169 of Law 6,404/76, with a 20% stock bonus, through the issue of 841,454,808 new no-par registered, book-entry shares, of which 420,727,426 were common shares and 420,727,382 were preferred shares, paid free of charge to shareholders as bonus, at the proportion of two (2) new share for every ten (10) new shares of the same type they hold, benefiting Bradesco’s shareholders of record as at March 27, 2015.

Year ended December 31,	In US$
	2014	2013	2012	2011	2010
Dividends/interest on equity per share (1)
Common	0.43	0.40	0.42	0.45	0.46
Preferred	0.47	0.44	0.47	0.50	0.50
(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at the exchange rate disclosed by the Central Bank at the end of each fiscal year.

7 Bradesco

Form 20-F

As of December 31,	US$ in thousands (1)	R$ in thousands
	2014	2014	2013	2012	2011	2010
Data from the Consolidated Statement of Financial Position
Assets
Cash and balances with banks	20,395,979	65,430,300	67,450,363	59,901,564	93,722,190	80,960,127
Financial assets held for trading	24,469,548	78,498,311	96,092,523	111,838,502	96,597,075	75,234,191
Financial assets available for sale	37,706,276	120,961,734	67,838,411	81,522,130	45,207,634	40,179,144
Investments held to maturity	7,815,159	25,071,031	23,069,026	3,715,673	4,110,987	3,394,307
Assets pledged as collateral	47,572,534	152,612,689	117,740,225	106,133,299	97,122,080	79,700,612
Loans and advances to banks	22,747,699	72,974,619	78,719,723	92,459,347	72,660,596	64,715,412
Loans and advances to customers, net of impairment	102,264,340	328,064,004	304,121,334	269,021,320	245,251,879	210,280,182
Non-current assets held for sale	313,735	1,006,461	832,546	532,973	445,328	412,142
Investments in associated companies and joint ventures	1,241,827	3,983,780	3,392,847	3,121,386	2,724,721	2,298,200
Property and equipment, net of accumulated depreciation	1,465,249	4,700,518	4,501,967	4,524,827	4,258,456	3,669,281
Intangible assets and goodwill, net of accumulated amortization	2,347,230	7,529,915	8,220,739	7,617,873	7,046,256	5,412,088
Taxes to be offset	1,910,907	6,130,191	5,293,116	5,294,566	4,503,040	1,590,297
Deferred income tax assets	8,849,184	28,388,183	25,661,079	17,913,529	17,051,947	12,733,792
Other assets	10,941,172	35,099,280	35,367,715	35,943,635	30,264,400	22,374,249
Total assets	290,040,840	930,451,016	838,301,614	799,540,624	720,966,589	602,954,024
Liabilities
Deposits from banks	87,263,163	279,940,227	243,100,373	220,943,354	204,351,800	171,920,917
Deposits from customers	65,471,167	210,031,505	216,218,057	210,774,263	216,620,050	192,475,948
Financial liabilities held for trading	1,033,533	3,315,573	1,826,382	4,049,982	747,210	732,967
Funds from securities issued	26,505,735	85,030,399	57,883,068	51,552,093	41,630,969	17,809,765
Subordinated debt	11,166,355	35,821,666	35,885,003	34,851,714	26,910,091	26,314,946
Insurance technical provisions and pension plans	45,685,542	146,559,220	130,329,023	118,768,720	99,112,321	83,493,046
Other provisions	4,321,821	13,864,401	13,752,577	21,021,109	17,894,158	13,327,866
Current income tax liabilities	1,122,922	3,602,333	3,082,976	3,288,688	2,694,395	1,923,372
Deferred income tax liabilities	251,926	808,178	799,824	3,091,667	2,246,508	1,980,544
Other liabilities	21,566,618	69,185,709	63,321,405	59,852,644	49,376,993	41,816,088
Total liabilities	264,388,781	848,159,211	766,198,688	728,194,234	661,584,495	551,795,459
Equity
Share capital	11,876,559	38,100,000	38,100,000	30,100,000	30,100,000	28,500,000
Treasury shares	(92,897)	(298,015)	(269,093)	(197,301)	(183,109)	(10,049)
Capital reserves	11,214	35,973	35,973	35,973	35,973	87,146
Profit reserves	13,642,565	43,765,349	34,122,503	34,189,383	26,732,531	19,481,986
Additional paid-in capital	21,975	70,496	70,496	70,496	70,496	70,496
Other comprehensive income	(205,580)	(659,501)	(1,102,887)	6,396,736	1,751,059	2,219,272
Retained earnings	359,551	1,153,439	927,314	542,422	632,096	702,383
Equity attributable to controlling shareholders	25,613,386	82,167,741	71,884,306	71,137,709	59,139,046	51,051,234
Non-controlling interest	38,673	124,064	218,620	208,681	243,048	107,331
Total equity	25,652,059	82,291,805	72,102,926	71,346,390	59,382,094	51,158,565
Total liabilities and equity	290,040,840	930,451,016	838,301,614	799,540,624	720,966,589	602,954,024

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$3.2080 per US$ 1.00, the Central Bank exchange rate on March 31, 2015. Such translations should not be construed as a representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

Exchange Rate Information

In the past years, the exchange rate between the real and the U.S. dollar has experienced significant variation. In 2010, the real appreciated against the U.S. dollar and reached R$1.6662 as of December 31, 2010. In 2011, the real depreciated 12.6% against the U.S. dollar, reaching R$1.8758 as of December 31, 2011. In 2012, the real depreciated 8.9% against the U.S. dollar, reaching R$2.0435 as of December 31, 2012. In 2013, the real depreciated 14.6% against the U.S. dollar, reaching R$2.3426 as of December 31, 2013. In 2014, the real depreciated 13.4% against the U.S. dollar, reaching R$2.6562 as of December 31, 2014. On March 31, 2015, the exchange rate was R$3.2080 per US$1.00, a 20.8% depreciation against the U.S. dollar, when compared to December 31, 2014. Under the current floating exchange-rate system, the real may be subject to fluctuations and depreciation or appreciation against the U.S. dollar and other currencies.

8 Form 20-F – December 2014

Form 20-F

The following table sets forth the period‑end, average and high and low selling rates reported by the Central Bank at closing, expressed in reais per US$1.00 for the periods and dates indicated:

Closing Selling Rate for U.S. dollars – R$ per US$1.00
Period	Period-End	Average (1)	High (1)	Low (1)
2010	1.6662	1.7575	1.8748	1.6662
2011	1.8758	1.6705	1.8758	1.5563
2012	2.0435	1.9524	2.1074	1.7092
2013	2.3426	2.1641	2.3725	1.9754
2014
November	2.5601	2.3338	2.5601	2.2025
December	2.6562	2.3586	2.6562	2.2025
2015
January	2.6623	2.6593	2.6623	2.6562
February	2.8782	2.7322	2.8782	2.6562
March	3.2080	2.8512	3.2080	2.6562
(1) Average, high and low month end rates from December of the previous period.
Source: Central Bank.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Macroeconomic risks

The current weakness in Brazilian macroeconomic conditions and perception of certain risks and uncertainties relating to Brazil may have a material adverse effect on our financial condition and results of operations.

We conduct the vast majority of our operations in Brazil and, accordingly, our results of operations are significantly impacted by macroeconomic conditions in Brazil. In prior years, we have benefited from Brazil’s generally stable economic environment and relatively strong annual GDP growth. However, starting in 2013, GDP growth in Brazil began to decelerate as a result of a variety of factors including a weakening of the Brazilian real, the increasing level of the current account deficit and persistent inflation.

In addition to macroeconomic conditions, the perception of risks and uncertainties surrounding Brazil may also adversely affect our business.

In 2014, the Brazilian Federal Police and the Prosecution Office commenced a series of anti-corruption investigations called "Operation Car Wash" ("Operação Lava Jato") in which, among other matters, certain officers and employees of Petróleo Brasileiro S.A. ("Petrobras"), a Brazilian state-controlled energy company, were accused of accepting illegal payments in order to influence commercial decisions. During the course of 2014 and 2015, these anti-corruption investigations have become wide-ranging and have given rise to various criminal proceedings, which eventually involved not only senior officers and employees of Petrobras but also senior officers of companies in the Brazilian construction sector. The high-profile nature of these investigations may have momentarily harmed the reputation of Brazil, which could reduce investor confidence, making it more difficult for Brazilian companies to obtain financing. We cannot predict how long the anti-corruption investigations may continue, or how significant the effects of the anti-corruption investigations may be for the Brazilian economy. If uncertainty continues or a reduction in investor confidence as a result of these investigations is material, it may adversely affect the results of our operations.

In addition, our subsidiary Banco Bradesco BBI S.A. (“Bradesco BBI”) is a party to certain legal proceedings filed against Petrobras and other defendants, due to its role as underwriter in a notes offering of Petrobras. We or our subsidiaries may become a party to other legal proceedings against Petrobras or other companies which have not yet been filed. A negative outcome of these ongoing legal proceedings or any new legal proceedings may harm our reputation and may adversely affect our financial condition and results of operations.

9 Bradesco

Form 20-F

Further, adverse hydrological conditions in the south-east of Brazil have led to water shortages in the States of São Paulo, Minas Gerais and Rio de Janeiro. These conditions may be further exacerbated during the dry season which spans the months of April to September. This may lead to water rationing as well as electricity shortages due to the fact that Brazil relies heavily on hydroelectric power plants.

The continuation of any one of, or a combination of, these factors may lead to a further slowdown in GDP growth, which in turn may have an adverse effect on our financial condition and results of operations.

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

Our business is impacted by fluctuations in the value of the real. After an extended appreciation process, interrupted only in late 2008 as a result of the global crisis, the Brazilian real started to weaken in mid-2011. This trend accelerated in 2013, 2014 and early 2015. The weaker currency made some local manufacturers (particularly exporters) more competitive but also made managing economic policy, particularly inflation, increasingly difficult, even with a slowdown in growth. A weaker real also adversely impacts Brazilian companies who have U.S. dollar indexed to- and/or denominated debt.

As of December 31, 2014, the net balance of our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 3.5% of our total assets. If the Brazilian currency is devalued or depreciates, we risk losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar denominated long term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. Accordingly, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our shares, preferred share ADSs and common share ADSs, even if the value of the liabilities has not changed in their original currency. In addition, our lending operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

10 Form 20-F – December 2014

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

Brazil has, in the past, experienced extremely high rates of inflation. Inflation and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy and contributed to increased economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets, which may have an adverse effect on us.

The memory of and potential for inflation is still present, despite the monetary stability achieved in the mid-1990s which intensified after 1999 with the adoption of inflation targeting norms. There are still concerns that inflation levels might rise again in the future. The current system is a monetary regime which the Central Bank oversees in order to assure that the effective rate of inflation keeps in line with a predetermined target, previously announced to the public. Brazil’s rates of inflation, as measured by the General Price Index – Domestic Availability or “IGP-DI” (Índice Geral de Preços Disponibilidade Interna), reached 3.8%, 5.5% and 8.1% in 2014, 2013 and 2012, respectively.

Government measures to combat inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. Increases in the base interest rate (SELIC) set by the Central Bank Committee on Monetary Policy (Comitê de Política Monetária - COPOM) may have an adverse effect on us by reducing demand for our credit, and increasing our cost of funds, domestic debt expense and the risk of customer default. Decreases in the SELIC rate may also have an adverse effect on us by decreasing the interest income we earn on our interest-earning assets and lowering our revenues and margins.

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

The COPOM establishes the base interest rates for the Brazilian banking system (SELIC). The base interest rate was 11.75%, 10.0% and 7.25% per annum as of December 31, 2014, 2013 and 2012, respectively. Changes in the base interest rate may adversely affect our results of operations because:

•      high base interest rates increase our domestic debt expense and may increase the likelihood of customer defaults; and

•      low base interest rates may diminish our interest income.

11 Bradesco

Form 20-F

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

The recent global financial crisis has had significant consequences worldwide, including in Brazil, such as capital markets volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy and volatile exchange rates, among others, which had, and may continue to have in the future, directly or indirectly, an adverse effect on our business, financial condition, results of operations, the market price of securities of Brazilian issuers, including ours, and our ability to finance our operations.

Risks relating to Bradesco and the Brazilian banking industry

We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

Our loans and advances portfolio has grown substantially over recent years, primarily as a result of the expansion of the Brazilian economy. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have payments falling due for a short period of time after their origination. Levels of past due loans are higher among our individual clients than our corporate clients. From 2012 to 2014, the total of our portfolio of loans and advances to customers increased by 20.9% and our level of impairment of loans and advances increased by 6.1%, principally due to the increase in the individual customer base.

Beginning in mid-2008, weakening economic conditions in Brazil led to increases in our delinquency level, particularly impacting our individual clients as unemployment rates in Brazil began to rise. This trend worsened in 2009. In 2010, as a result of the improvement in Brazilian economic conditions, we experienced a decrease in our delinquency ratios, which led to a slight decrease in our impairment. In 2011, in view of the global economic slowdown, our delinquency ratios increased slightly when compared to 2010. This increase continued in 2012, mainly in operations with individuals and small and medium enterprises. In 2012 delinquency ratios showed a slight increase compared to 2011, mostly for operations with individuals and small and medium enterprises. In 2013, there was a decrease in delinquency ratios, due to the tightening in monetary policy in Brazil in order to control inflation. In 2014, our delinquency ratio, calculated based on information prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”), which is defined as the total operations overdue for over 90 days in relation to the total portfolio of loans and advances, decreased to 3.5% from 4.1% in 2012. This decrease was mainly related to operations with individuals and small and medium enterprises. As of December 31, 2014, our impairment of loans and advances increased by 6.4% when compared to December 31, 2013, while our portfolio of loans and advances to customers grew by 7.8% over that same period.

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

12 Form 20-F – December 2014

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

Additionally, Brazilian regulations raise limited barriers to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the presence of foreign banks and insurance companies in Brazil, some of which have greater resources than us, has grown over the years, and competition in both the banking and insurance sectors has increased. The privatization of publicly owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things:

•      limiting our ability to increase our customer base and expand our operations;

•      reducing our profit margins in the banking, insurance, leasing and other services and products offered by us; and

•      increasing competition for foreign investment opportunities.

Losses on our investments in financial assets may have a significant impact on our results of operations and are not predictable.

The value of certain of our investments in financial assets may decline significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2014, investments in financial assets represented 21.4% of our assets, and realized investment gains and losses have had and will continue to have a significant impact on the results of our operations.The amounts of such gains and losses, which we record when investments in financial assets are sold, or in certain limited circumstances where they are marked to market or recognized at fair value, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the fair value of the financial assets, which in turn may vary considerably, and our investment policies. We cannot predict the amount of realized gain or loss for any future period, and our management believes that variations from period to period have no practical analytical value. Furthermore, any gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods or at all, and we may not successfully realize the appreciation in our consolidated investment portfolio or any portion thereof.

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

13 Bradesco

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

•      fixed assets investment limitations;

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

A majority of our common shares are held by one shareholder and none of our board members are independent; accordingly, their interests may conflict with those of our other investors.

As of December 31, 2014, Fundação Bradesco directly and indirectly held 56.5% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s by-laws, members of our Diretoria Executiva, or of our Board of Executive Officers, and departmental officers that have been working with us for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The Board of Trustees has no other members.

Our Board of Directors has 10 members, none of whom are regarded as independent. Brazilian Corporate Law provides that only individuals may be appointed to a company's board of directors. Accordingly, there is no legal or statutory provision requiring Bradesco to have independent directors. As a result, the interests of our Board of Directors may not always be in line with the interests of our common shareholders and these holders do not have the same protections they would have if most of the directors were independent. Furthermore, our directors are associated to Fundação Bradesco and circumstances may arise in which the interests of Fundação Bradesco, and its associates, conflict with with our other investors’ interests.

14 Form 20-F – December 2014

Form 20-F

Decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions could be made by Fundação Bradesco and our Board of Directors, which may be contrary to the interests of holders of common shares, and which may have a negative impact on the interests of holders of common shares. For more information on our shareholders, see “Item 7.A. Major Shareholders”.

Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil are required to abide by.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•      a portion of our compulsory deposits do not bear interest; and

•      a portion of our compulsory deposits must finance a federal housing program, the Brazilian rural sector, low income customers and small enterprises under a program referred to as a "microcredit program."

Rules related to compulsory deposits have been changed from time to time by the Central Bank, as described in "Item 4.B. Business Overview - Deposit-taking activities".

As of December 31, 2014, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$50.9 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us. For further information on compulsory deposits, see "Item 4.B. Business Overview- Deposit - taking activities".

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

The Brazilian Constitution used to establish a ceiling on loan interest rates and if the Brazilian government enacts new legislation with similar effect in the future, our results of operations may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% per annum ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the Brazilian Supreme Court (STF) in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts were made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (EC 40/03) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian constitution. This amendment allows the Brazilian Financial System, to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of Law No. 10,406/02, as amended, (the “Civil Code”), unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the National Treasury Office (Fazenda Nacional). There is currently an uncertainty as to whether such base rate which is referred to in the Civil Code is: (i) the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia) rate, which we call the “SELIC” rate, the base interest rate established by COPOM, which was 11.75% per annum as of December 31, 2014 and 12.75% per annum as of March 31, 2015; or (ii) the 12.0% a.a. rate established in Article 161, paragraph 1, of Law No. 5,172, of October 25, 1966, as amended (“Brazilian Tax Code”), which is the default interest rate due when taxes are not paid on time.

15 Bradesco

Form 20-F

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

Our losses in connection with insurance claims may vary from time to time, and differences between the losses from actual claims, underwriting and reserving assumptions and the related provisions may have an adverse effect on us.

The results of our operations significantly depend upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as: assumptions for investment returns, mortality and morbidity rates, expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks) or changes in mortality and morbidity rates as a result of advances in medical technology and longevity, among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that actual claims are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and results of operations.

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

A failure in, or breach of, our operational, security or technology systems could temporarily interrupt our businesses, increasing our costs and causing losses.

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

16 Form 20-F – December 2014

Form 20-F

We strongly depend on technology and thus become vulnerable to viruses, malicious software and other forms of cyber attacks, which may unexpectedly impair the operation of systems that manage and store sensitive and/or confidential information on our operations.

We and other financial institutions have already experienced attacks on computer systems. Although we have to date not experienced any material loss of data from these attacks, it is possible, given the use of new technologies and increasing reliance on the Internet and the varying nature of such attacks, that we may not be able to effectively anticipate and prevent such attacks.

Cyber attacks and temporary interruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, could result in customer attrition, regulatory fines, penalties or intervention, reimbursement or other compensation costs.

17 Bradesco

Form 20-F

The Brazilian Supreme Court is currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses.

The Brazilian Supreme Court (Supremo Tribunal Federal, or “STF”), which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding on whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Cruzado, Bresser, Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013, but was recently interrupted. According to the institutions representing the account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should indemnify the account holders for the non-adjustment of those amounts.

In connection with a related sentence, the Superior Court of Justice (Superior Tribunal de Justiça, or “STJ”), which is the highest court responsible for deciding on federal laws, decided, in May 2014, that the starting date for counting default interest for compensating savings account holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

We cannot predict the outcome of this case. However, depending on the decision by the STF, banks (including ourselves) might incur material costs which could cause losses for us.

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

In addition, there are practical limits on the ability of preferred share ADS and common share ADS holders to exercise any vote due to the additional procedural steps involved in communicating with such holders. For example, our shareholders will either be notified directly or through notification published in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. In contrast, preferred share ADS holders and common share ADS holders will not receive notice directly from us and cannot vote in person at the meeting. Instead, in accordance with the Deposit Agreements, the depositary bank will, if authorized and directed by us, send any notice of meetings of holders received by it from us to holders of preferred share ADSs and common share ADSs, together with a statement as to the manner in which voting instructions may be given by holders. To exercise any such ability to vote, preferred share ADS and common share ADS holders must then instruct the depositary bank how to vote with the shares represented by their preferred share ADSs or common share ADSs. Because of this extra procedural step involving the depositary bank, if and when we authorize and direct the depositary bank to mail voting information to preferred share ADS holders and common share ADS holders, the process for voting will take longer for preferred share ADS and common share ADS holders than for holders of our shares. Preferred share ADSs and common share ADSs for which the depositary bank does not receive voting instructions in good time will not be able to vote at a meeting.

Under Brazilian corporate law, holders of preferred shares have limited voting rights, accordingly, holders of preferred share ADSs will have similar limitations on their ability to vote.

Under Brazilian corporate law (Law No. 6,404/76, as amended by Law No. 9,457/97 and Law No. 10,303/01, which we refer to collectively as "Brazilian Corporate Law") and our Bylaws, holders of our preferred shares are not entitled to vote at our shareholders' meetings, except in limited circumstances (see "Item 10.B. Memorandum and Articles of Association – Organization – Voting Rights," for further information on voting rights of our shares). This means that, in contrast to holders of common shares, holders of preferred shares are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

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

18 Form 20-F – December 2014

Form 20-F

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell shares underlying the preferred share ADSs and common share ADSs at the price and time you desire.

Investing in securities that trade in emerging markets such as Brazil often involves greater risk than investing in securities of issuers in more developed countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw our shares underlying the preferred share ADSs and common share ADSs from the depositary bank at any time, your ability to sell our shares underlying the preferred share ADSs and common share ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization accounted for 50.7% of the aggregate market capitalization of the Bolsa de Valores, Mercadorias e Futuros (BM&FBOVESPA) in December 2014.

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

Pursuant to our Bylaws, our preferred shares are entitled to dividends 10.0% higher than those of our common shares. Although under our current Bylaws we are obligated to pay our shareholders at least 30.0% of our annual adjusted net income, the shareholders attending our annual general shareholders’ meeting may decide to suspend this mandatory distribution of dividends if the Board of Directors advises that payment of the dividend is not compatible with our financial condition. Neither our Bylaws nor Brazilian law specifies the circumstances in which a distribution would not be compatible with our financial condition, and our controlling shareholders have never suspended the mandatory distribution of dividends. However, Brazilian law provides that a company need not pay dividends if such payment would endanger the existence of the company or harm its normal course of operations.

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

19 Bradesco

Form 20-F

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

Payments on the preferred share ADSs and common share ADSs may be subject to U.S. withholding under FATCA.

The United States has enacted rules, commonly referred to as “FATCA,” that generally impose a new reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. The United States has entered into an intergovernmental agreement regarding the implementation of FATCA with Brazil (the “IGA”). Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the preferred share ADSs or common share ADSs to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the preferred share ADSs or common share ADSs in the future. Prospective investors should consult their own tax advisors regarding the potential impact of FATCA.

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

20 Form 20-F – December 2014

Form 20-F

If you exchange your preferred share ADSs or common share ADSs for their underlying shares, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Brazilian law requires that parties obtain registration with the Central Bank in order to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the shares must obtain the necessary registration with the Central Bank for payment of dividends or other cash distributions relating to the shares or after disposal of the shares. If you exchange your preferred share ADSs or common share ADSs for the underlying shares, however, you may only rely on the custodian's certificate for five business days from the date of exchange. Thereafter, you must obtain your own registration in accordance with the rules of the Central Bank and the CVM, in order to obtain and remit U.S. dollars abroad after the disposal of the shares or the receipt of distributions relating to the shares. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the shares. For more information, see "Item 10.D. Exchange Controls."

If you attempt to obtain your own registration, you may incur expenses or suffer delays in the application process, which could delay your receipt of dividends or distributions relating to the shares or the return of your capital in a timely manner. The custodian's registration and any certificate of foreign capital registration you may obtain may be affected by future legislative changes. Additional restrictions applicable to you, to the disposal of the underlying shares or to the repatriation of the proceeds from disposal may be imposed in the future.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are a sociedade anônima organized under the laws of Brazil. Our headquarters are in Cidade de Deus, Vila Yara, 06029‑900, Osasco, São Paulo, Brazil, and our telephone number is (55-11) 3684-4011. Our New York Branch is located at 450 Park Avenue, 32nd floor, New York 10022-2605.

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

Since 2009, we operate in all Brazilian municipalities, and our large banking network enables us to be closer to our customers, thereby enabling our managers to develop knowledge as to economically active regions and other important conditions for our business. This knowledge helps us assess and mitigate risks in credit operations, among other risks, as well as to meet the specific needs of our customers.

Currently, we are one of the largest banks in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid‑sized and small companies and major local and international corporations and institutions. Our products and services encompass banking operations such as loans and advances and deposit‑taking, credit card issuance, purchasing consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

As of December 31, 2014, we had, on a consolidated basis:

•   R$930.5 billion in total assets;

•   R$349.2 billion in total loans and advances to clients;

•   R$211.6 billion in total deposits;

•   R$82.3 billion in equity, including non-controlling interest;

•   R$146.6 billion in technical reserves for our insurance and pension plan business;

•   R$44.0 billion in foreign trading financing;

•   41.1 million insurance policyholders;

•   26.5 million checking account holders;

•   59.1 million savings accounts;

•   3.4 million capitalization bonds holders;

21 Bradesco

Form 20-F

•   2.4 million pension plan holders;

•   1,523 Brazilian corporate groups and multinational companies in Brazil as ”Corporate” customers;

•   an average of 26.3 million daily transactions, including 1.9 million in our 4,659 branches and 24.4 million through digital channels, such as Bradesco Celular, Internet, Automatic Teller Machines, or ATMs, and telephone (Fone Fácil);

•      a nationwide network consisting of 4,659 branches and 4,631 service centers and electronic in-company service centers, 31,089 ATMs of our own network, and 17,593 ATMs under the Banco24Horas brand for cash withdrawals, obtaining statements and account balance information, loans, collections, transfers between accounts and to other banks. As of December 31, 2014, we had 95,520 employees. For more information on our employees, see “Item 6.D. Employees;” and

•   a total of two branches and eleven subsidiaries located in New York, London, the Cayman Islands, Tokyo, Buenos Aires, Luxembourg, Hong Kong and Mexico.

Recent acquisitions

In January 2014, Bradesco Saúde S.A. concluded a transaction to indirectly acquire a 6.5% interest in the equity and voting capital of Odontoprev S.A., disclosed to the market in October 2013. By means of this acquisition, Bradesco Saúde raised its interest in the equity and voting capital of Odontoprev, from 43.5% to approximately 50.01%, Odontoprev was already being consolidated based on control obtained through its shareholders agreement.

In May 2012, Bradesco acquired common and preferred shares issued by Banco BERJ, held by its non-controlling shareholders, by way of the Unified Tender Offer, increasing Bradesco’s stake in Banco BERJ to 100.0%. The Extraordinary General Meeting, held in August 2013, approved the change of the name Banco BERJ S.A. to Banco Bradesco BERJ S.A. (Banco Bradesco BERJ).

In May 2011, Bradesco acquired 96.99% of the common shares and 95.21% of the preferred shares, corresponding to 96.23% of the capital stock of Banco do Estado do Rio de Janeiro S.A. (BERJ) from the Government of the State of Rio de Janeiro. As part of the acquisition, Bradesco also acquired the right to provide services to the Government of the State of Rio de Janeiro including: (i) its payroll; (ii) its supplier payroll; and (iii) the collection of state taxes, among others, in the period from January 2012 to December 2014. This transaction expanded Bradesco’s presence in the State of Rio de Janeiro. At the Special Shareholders' Meeting held in November 2011, the shareholders voted to alter the name of Banco do Estado do Rio de Janeiro S.A – BERJ to Banco BERJ S.A. (Banco BERJ). Bradesco's process of assuming control of BERJ was ratified by the Central Bank in November 2011.

Other strategic alliances

In July 2014, Bradesco, together with Banco do Brasil, Itaú Unibanco, Banco Santander, HSBC Bank Brasil, Caixa Econômica Federal and Banco Citibank, signed a new shareholders’ agreement with Tecban, which establishes the consolidation of their external customer-service network by the Banco24horas Network.

In July 2014, Bradesco announced the formalization of a strategic partnership with IBM Indústria Máquinas e Serviços Ltda. (IBM). Following execution of this agreement, the hardware and software supporting activities, currently provided by Scopus Tecnologia Ltda. (“Scopus Serviços”), will now be provided by IBM, which will take over the operational structure of Scopus Serviços and all supporting and maintenance agreements signed between Scopus Serviços and their other customers.

The information technology solution and innovation advisory activities currently developed by Scopus Serviços will now be served by Scopus Soluções em TI S.A., (Scopus Soluções) whose capital stock will continue to be fully held by Bradesco, which, in turn, will continue to hold the ownership of the Scopus brand.

In May 2014, Bradesco and Banco do Brasil incorporated a company named Livelo S.A. (“LIVELO”), which purpose is to exploit a coalition rewards program, enabling customers to earn and redeem points from a number of partners.

In April 2014, Bradesco and Banco do Brasil, via its joint venture Companhia Brasileira de Soluções e Serviços (CBSS), in a partnership with Cielo, created the company STELO S.A. (STELO), an electronic payment company responsible for managing, operating and exploring the payment facilitator industry geared towards e-commerce, as well towards digital portfolio businesses.

22 Form 20-F – December 2014

Form 20-F

In June 2013, Odontoprev S.A. (Odontoprev), a company in which Bradesco Seguros S.A. held indirectly 43.5% of equity capital, entered into an Association Agreement and other Covenants (Association Agreement) with Banco do Brasil S.A. (BB), BB Seguridade Participações S.A. and its subsidiaries, with the purpose, by means of a new corporation named Brasildental Operadora de Planos Odontológicos S.A. (Brasildental), of developing and disclosing, and by means of BB Corretora de Seguros e Administradora de Bens S.A., of distributing and marketing dental health plans under the BB Dental brand, exclusively through all the BB channels throughout the country; Odontoprev will hold 50.01% of common registered shares, equal to 25.01% of total equity capital.

In May 2013, Bradesco Auto/RE Companhia de Seguros (“Bradesco Auto/RE”), entered into a shareholders’ agreement with the Brazilian government, BB Seguros Participações S.A., Itaú Seguros S.A., Itaú Vida e Previdência S.A. and Fundo de Investimento em Participações Caixa Barcelona, as controlling shareholders of IRB-Brasil Resseguros S.A. (known as “IRB – Brasil RE”). The execution of the shareholders’ agreement is part of the corporate restructuring that IRB – Brasil RE is undergoing, which also includes the following steps: (i) converting all of its preferred shares into common shares and the issuance of a special share class for the Brazilian government; and (ii) a capital stock increase through the subscription of new common shares, with a waiver from the Brazilian government to exercise their preemptive rights in connection with the new common shares. The shareholders' agreement and step (i) above are subject to the approval of IRB – Brasil RE's shareholders. In May 2013, Bradesco Auto/RE held 21.24% of IRB’s total capital stock. As a result of the corporate restructuring, Bradesco Auto/RE will hold approximately 20.42% of IRB IRB – Brasil RE’s total capital stock. The transaction was approved by the Brazilian Antitrust Authority (Conselho Administrativo da Defesa Econômica) (CADE), but is still subject to approval of the Federal Court of Accounts (Tribunal de Contas da União) (TCU) and SUSEP.

In April 2012, the Bank proceeded with the credit card partnership with BB and Caixa Econômica Federal (“Caixa”), with a view to introducing the Elo card flag disclosed in April 2011, and concluded discussions by signing the documentation that formalized the inclusion of Caixa Participações (CaixaPar) as a shareholder of Elo Serviços S.A. (Elo Serviços). Elo Serviços is a private operating company intended to develop and manage the Elo card flag. Equity interests in Elo Serviços are broken down as follows: Elo Participações S.A. (Elopar) – 66.68% and CaixaPar – 33.32%. This partnership with BB and Caixa gives customers more choice and strengthens the Bank's portfolio. Elopar has as its partners Bradesco – 50.01% and BB – 49.99% and now it comprises certain businesses related to electronic means of payment, which include, as follows: (i) Elo Serviços, the owner and manager of the new brand “Elo” of debit, credit and pre-paid cards; (ii) the activities of CBSS, which will be directly or indirectly integrated into Elopar; and (iii) our ownership interest in IBI Promotora de Vendas Ltda. (IBI Promotora), which was sold to Bradesco and/or its subsidiaries through CBSS.

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

Divestments

In November 2012, we sold 308,676 shares of Serasa S.A (Serasa) to Experian Brasil Ltda. ("Experian Brasil"), a Brazilian subsidiary of Experian plc. The transaction generated income before taxes of R$793.3 million.

Bradesco Expresso – Correspondent Bank

Bradesco Expresso enables us to expand our share in the correspondent bank segment through partnerships with supermarkets, drugstores, department stores and other retail chains, ensuring presence in all Brazilian cities which are not served by the banking branch network.

The main services we offer through Bradesco Expresso are:

23 Bradesco

Form 20-F

•      receipt and submission of account applications;

•      receipt and submission of loans, financing and credit card applications;

•      withdrawals from checking accounts and savings accounts;

•      Social Security National Service (INSS - Instituto Nacional do Seguro Social) benefit payments;

•      checking and savings account deposits;

•      checking accounts, savings accounts and INSS balance statements;

•      receipt of utility bills, bank charges and taxes; and

•      prepaid mobile top-up.

As of December 31, 2014, the Bradesco Expresso network totaled 50,006 service points, of which 3,155 were new service points, with an average of 40.4 million monthly transactions or 1.8 million transactions per business day.

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

We are focused on sustainable growth to ensure our standards in relation to our asset quality and risk levels. We intend to maintain the quality of our loan portfolio by continuously improving our delinquency risk models, ensuring better results in credit granting and appropriate provisions for incurred losses. Our strategy involves maintaining our existing policy for our insurance business of careful evaluation of risk spreads through robust actuarial analysis, while entering into reinsurance agreements with well-known reinsurers to reduce exposure to large risks.

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

To complement our organic growth strategy, we constantly seek opportunities for strategic alliances and selective acquisitions to consolidate our position as one of the leading financial institutions in Brazil and to expand our presence in growth markets such as consumer financing, investment banking, broker dealing and insurance. We believe our partnership with BB and Caixa in relation to credit, debit and pre-paid cards for checking account holders and non-account holders is an example of such a growth opportunity. Similarly, our merger with Odontoprev S.A. has increased our presence in the segment of dental care plans enabling us to cement our leadership position in the insurance market. We will continue to focus on asset quality, potential operating synergies, sale and acquisition of know-how to maximize return for our shareholders.

24 Form 20-F – December 2014

Form 20-F

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

4.B. Business Overview

We operate and manage our business through two operating segments: (i) the banking segment; and (ii) the insurance, pension plans and capitalization bond segment.

The data about these segments was compiled from reports prepared for Management to assess performance and make decisions on allocating funds for investments and other purposes. Management uses various data, including financial data in conformity with BR GAAP and non-financial metrics compiled on different bases. Hence, the segment data were prepared under BR GAAP and the consolidated financial statements were compiled under IFRS. For further information on differences between the results on a consolidated basis and by segments, see "Item 5.A. Operating Results - Results of operations for the year ended December 31, 2014 compared with the year ended December 31, 2013” and “Item 5.A. Operating Results – Results of operations for the year ended December 31, 2013 compared with the year ended December 31, 2012”.

As of December 31, 2014, according to the sources cited in parentheses below, we were:

•      one of the leading banks in terms of savings deposits, with R$92.2 billion. In September 30, 2014, saving deposits accounted for 13.5% of Brazil's total savings deposits (Central Bank);

•      one of the leaders in BNDES onlending, with R$14.1 billion in disbursements (BNDES);

•      the leader in bank payment processing and collection services in Brazil (Central Bank);

•      one of the leaders in automobile financing loans, with a market share of 13.3% (Central Bank);

•      the leading bank in benefit payments from the INSS, with over 8.5 million INSS retirees, beneficiaries and other pensioners, accounting for 26.4% of the total number of INSS beneficiaries (base month: October 2014 - INSS);

•      one of the leaders in leasing operations in Brazil, with an outstanding amount of R$4.3 billion; through our subsidiary Bradesco Leasing S.A. Arrendamento Mercantil, or “Bradesco Leasing” (ABEL);

•      one of the leaders in the asset management industry, through our subsidiaries BRAM – Bradesco Asset Management, with R$348.5 billion in assets under management; and BEM Distribuidora de Títulos e Valores Mobiliários Ltda., or “BEM DTVM,” specialized in trust, custody and controllership of asset management services, with R$142.0 billion in assets under management (ANBIMA);

25 Bradesco

Form 20-F

•      the leader in number of outstanding purchasing consortium quotas, through our subsidiary Bradesco Administradora de Consórcios Ltda., or “Bradesco Consórcios”, with 1,061,847 quotas in three segments, including: (i) automobiles, with 802,920 quotas; (ii) real estate, with 213,798 quotas, and (iii) trucks/tractors/machinery and equipment, with 45,129 quotas (Central Bank);

•      the leader in fixed income – short term ranking, and number one in ranking by value, and one of the leaders among financial institutions in underwriting debt securities, through our subsidiary Bradesco BBI (ANBIMA); and

•      the largest company operating in the Brazilian insurance market, operating in all lines of this segment, with a 24.0% market share (SUSEP/ANS – November/14), through Grupo Bradesco Seguros, which mainly comprises: Bradesco Seguros S.A., or “Bradesco Seguros” and its subsidiaries: (i) Bradesco Vida e Previdência S.A., or “Bradesco Vida e Previdência;” (ii) Bradesco Capitalização S.A., or “Bradesco Capitalização;” (iii) Bradesco Auto/RE Companhia de Seguros S.A., or “Bradesco Auto/RE;” and (iv) Bradesco Saúde S.A., or “Bradesco Saúde”. The Group´s total revenues in 2014 were R$56.1 billion in insurance premiums, pension plan contributions and capitalization bond income.

The main awards and acknowledgments that we received in 2014 are as follows:

-     Best Brazilian Bank, for the third consecutive year, acknowledged by Euromoney Awards for Excellence; Bradesco BBI was chosen as the Best Investment Bank in Brazil, at the same awards event (Euromoney, a British magazine);

-     Most valuable banking brand in Brazil, according to the rankings organized by IstoÉ Dinheiro and the consultancy company BrandAnalytics/Milward Brown Optimor;

-     Bradesco ranks first among Latin America banks, with a brand value of US$12.4 billion, according to Brand Finance, a leader in brand evaluation and management, in partnership with The Banker;

-     Most valuable banking brand in Latin America and 5th in the general rankings, according to a survey conducted by international consultancy company BrandAnalytics and Millward Brown;

-     The largest Brazilian private bank according to the “Valor Grandes Grupos” (“Valor Great Groups”) ranking, which ranks the 200 largest groups of Brazil. Bradesco also ranks first in the 20 largest companies of the finance area, and is the number one in terms of shareholders’ equity (Valor Econômico newspaper);

-     The winner of the 16th Abrasca Award with the “2013 Annual Report”, in the “Publicly-Held Company – Group 1” category;

-      For the 15th time, Bradesco was part of the annual list of the “150 Best Companies to Work for in Brazil” (Você S/A Exame guide);

-     Highlighted in the “The Best in People Management” survey (Valor Carreira magazine - Valor Econômico newspaper);

-     Grupo Bradesco Seguros won first place in the “The Best of Dinheiro” ranking – 2014 edition of IstoÉ Dinheiro magazine, being outstanding in the Insurance and Health categories;

-     Bradesco Private Bank was acknowledged as the best in Brazil, in the Specialized Services category, in the Private Banking Global Survey 2014 special edition (Euromoney magazine); and

-     Bradesco Asset Management (BRAM) was elected Top Gestão 2014 (2014 top management) in variable income, in the ranking published by ValorInvest magazine, as evaluated by Standard & Poor’s.

26 Form 20-F – December 2014

Form 20-F

Main subsidiaries

The following is a simplified chart of our principal subsidiaries in the financial and insurance services businesses and our voting and ownership interest in each of them as of December 31, 2014 (all of which are consolidated in our financial statements in "Item 18. Financial Statements"). With the exception of Banco Bradesco Argentina, Banco Bradesco Europa S.A., Banco Bradesco S.A. Grand Cayman Branch and Banco Bradesco New York Branch, all of these principal subsidiaries were incorporated in Brazil. For more information regarding the consolidation of our principal subsidiaries, see Note 2a to our consolidated financial statements in "Item 18. Financial Statements."

Banco Bradesco S.A.
99.99% Banco Alvorada S.A. Banks
100.00% Bradesplan Participações Ltda. Holding
100.00% União Participações Ltda. Holding
100.00% Banco Bradesco Cartões S.A. Cards
100.00% Banco Bradescard S.A. Cards
99.80% Banco Bradesco BBI S.A. Banks
100.00% Bradesco S.A. Corretora de TVM Securities Brokerage
100.00% BRAM – Bradesco Asset Management S.A. DTVM Asset Management
100.00% Ágora Corretora de Títulos e Valores Securities Brokerage
100.00% Banco Bradesco Financiamentos S.A. Banks
100.00% Bradseg Participações S.A. Isurance
100.00% Bradesco Seguros S.A. Insurance
100.00% Bradesco Vida e Previdência S.A. Pension Plans and Life Insurance
100.00% Bradesco Capitalização S.A. Capitalization bonds
99.99% Bradesco SegPrev Investimentos Ltda. Holding
100.00% Bradesco Saúde S.A. Insurance
100.00% Bradesco Auto/RE Cia de Seguros S.A. Insurance
99.99% Banco Bradesco Argentina S.A. Banks
100.00% Bradesco Europa S.A. Banks
100.00% Banco Bradesco S.A. Grand Cayman Branch Banks
100.00% Banco Bradesco New York Branch Banks
100.00% Bradesco Consórcios Ltda. Consortium
100.00% Bradesco Leasing S.A. Arredamento Mercantil Leasing
100.00% Tempo Serviços Ltda. Services
100.00% Banco Boavista Interatlântico S.A. Banks
100.00% Banco Bradesco Berj S.A. Banks

27 Bradesco

Form 20-F

Revenues per business segment

The following table summarizes our main gross revenues by segment for the periods indicated.

Years Ended December 31,	R$ in thousands
	2014	2013	2012
Banking
Loans and advances (1)	62,634,879	57,561,074	54,433,883
Fees and commissions	17,570,839	15,639,215	13,885,450
Insurance and pension plans
Premiums retained from insurance and pension plans	50,454,983	44,887,215	40,176,745
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

Banking

We have a diverse customer base that includes individuals and small, midsized and large companies in Brazil. Historically, we have cultivated a strong presence among the broadest segment of the Brazilian market, middle- and low-income individuals. For further information, see "Distribution channels" and "Specialized distribution of products and services."

28 Form 20-F – December 2014

Form 20-F

The following diagram shows the breakdown of our banking activities as of December 31, 2014:

29 Bradesco

Form 20-F

The following table shows selected financial data for our banking segment for the periods indicated. This segment information is prepared in accordance with BR GAAP, which are the accounting practices on which the reports used by Management to assess performance and make decisions are based.

Year ended December 31,	Banking - R$ in thousands
	2014	2013	2012
Statement of Income data
Net interest income	43,034,717	41,600,095	39,181,426
Impairment of loans and advances	(10,432,347)	(9,731,376)	(10,925,404)
Other income/(expenses) (1)	(21,285,902)	(24,455,897)	(20,301,375)
Income before income taxes	11,316,468	7,412,822	7,954,647
Income tax and social contribution	(771,896)	789,516	(273,930)
Net income for the year	10,544,572	8,202,338	7,680,717
Net income attributable to controlling shareholders	10,532,724	8,195,099	7,672,233
Net income attributable to non-controlling interest	11,848	7,239	8,484
Statement of Financial Position data
Total assets	872,867,916	768,059,393	750,410,472
Selected results of operations data
Interest and similar income
Loans and advances to banks	8,569,988	8,898,478	6,758,555
Loans and advances to customers	54,064,891	48,662,596	47,675,328
Financial assets	24,899,632	19,225,270	17,013,594
Compulsory deposits with the Central Bank	4,277,351	3,110,877	3,808,229
Other financial interest income	46,598	38,671	37,540
Interest and similar expenses
Deposits from banks	(26,429,261)	(21,615,019)	(18,563,193)
Deposits from customers	(11,903,447)	(9,941,279)	(11,224,649)
Funds from securities issued	(6,703,975)	(3,646,584)	(3,439,647)
Subordinated debt	(3,787,060)	(3,132,915)	(2,884,331)
Net interest income	43,034,717	41,600,095	39,181,426
Net fee and commission income	17,570,839	15,639,215	13,885,450
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

•      international banking services; and

•      purchasing consortiums.

30 Form 20-F – December 2014

Form 20-F

Deposit-taking with clients

We offer a variety of deposit products and services to our customers mainly through our branches, including:

•      Non-interest-bearing checking accounts, such as:

- Easy Account (Conta Fácil) – customers have a checking account and a savings account under the same bank account number, using the same card for both accounts;

- Click Account (Click Conta) – no-fee checking account for minors (from 11 to 17 years of age), with exclusive website and debit card, automatic pocket money service and free online courses, among other benefits; and

- Academic Account (Conta Universitária) – low fee checking account for college students, with subsidized credit conditions, exclusive website and free online courses, among other benefits.

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

As of December 31, 2014, we had 26.5 million checking account holders, 25.0 million of which were individual account holders and 1.5 million of which were corporate account holders. As of the same date, we had 59.1 million savings accounts.

The following table shows a breakdown of our deposits from customers by type of product on the dates indicated:

December 31,	R$ in thousands, except %
	2014		2013		2012
Deposits from customers
Demand deposits	32,086,299	15.3%	39,633,427	18.3%	37,684,247	17.9%
Reais	31,113,116	14.8%	39,009,598	18.0%	37,216,604	17.7%
Foreign currency	973,183	0.5%	623,829	0.3%	467,643	0.2%
Savings deposits	92,154,815	43.9%	80,717,805	37.3%	69,041,721	32.8%
Reais	92,154,815	43.9%	80,717,805	37.3%	69,041,721	32.8%
Time deposits	85,790,391	40.8%	95,866,825	44.3%	104,048,295	49.4%
Reais	56,998,851	27.1%	71,625,097	33.1%	80,849,230	38.4%
Foreign currency	28,791,540	13.7%	24,241,728	11.2%	23,199,065	11.0%
Total	210,031,505	100.0%	216,218,057	100.0%	210,774,263	100.0%

We offer our customers certain additional services, such as:

•      "identified deposits," which allow our customers to identify deposits made in favor of a third party by using a personal identification number; and

•      real-time "banking transfers" from a checking or savings account to another checking or savings account, including accounts at other banks.

31 Bradesco

Form 20-F

Loans and advances to customers

The following table shows loans and advances to customers broken down by type of product and period:

December 31,	R$ in thousands
	2014	2013	2012
Loans and advances to individuals outstanding by type of operation
Other loans and advances to individuals	79,827,931	77,444,991	69,049,756
Housing loans	40,103,169	27,870,462	22,302,967
Onlending BNDES/Finame	42,168,754	40,543,267	35,703,861
Other corporate loans and advances	102,310,327	99,021,346	90,649,674
Rural loans	17,057,992	13,651,917	11,580,061
Leasing	4,319,149	5,713,481	8,035,454
Credit cards	28,072,447	25,473,079	22,367,978
Import and export financings	35,336,912	34,261,025	29,245,863
Total	349,196,681	323,979,568	288,935,614

The following table summarizes concentration for our outstanding loans and advances to customers by borrower on the dates shown:

December 31,	2014	2013	2012
Borrower size
Largest borrower	2.0%	0.7%	0.9%
10 largest borrowers	6.9%	5.3%	5.2%
20 largest borrowers	10.0%	8.2%	8.1%
50 largest borrowers	14.2%	12.9%	12.9%
100 largest borrowers	17.8%	16.6%	16.9%

Our loans and advances to customers, mostly consumer credit, corporate and agricultural-sector loans, totaled R$349.2 billion as of December 31, 2014.

Loans and advances to consumers

Our significant volume of individual loans enables us to avoid concentration on any individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

•      short-term loans, extended through our branches to checking account holders and, within certain limits, through our ATM network. These short-term loans are on average repaid in four months with an average interest rate of 7.8% per month as of December 31, 2014;

•      vehicle financings are on average repaid in fourteen months with an average interest rate of 1.6% per month as of December 31, 2014; and

•      overdraft loans on checking accounts (or "Cheque Especial"), which are on average repaid in one month, at interest rates varying from 9.5% to 10.4% per month as of December 31, 2014.

We also provide revolving credit facilities and traditional term loans. As of December 31, 2014, we had outstanding advances, vehicle financings, consumer loans and revolving credit totaling R$79.8 billion, or 22.9% of our portfolio of loans and advances as of that date. On the basis of loans outstanding on that date, we had a 12.5% share of the Brazilian consumer loan market, according to information published by the Central Bank.

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

32 Form 20-F – December 2014

Form 20-F

Real estate financing

As of December 31, 2014, we had 99,221 outstanding real estate loans. The aggregate outstanding amount of our real estate loans amounted to R$40.1 billion, representing 11.5% of our portfolio of loans and advances.

Real estate financing is made through the Housing Finance System – SFH (Sistema Financeiro Habitacional), by the Housing Mortgage Portfolio – CHH (Carteira Hipotecária Habitacional) or by the Commercial Mortgage Portfolio – CHC (Carteira Hipotecária Comercial). Loans from SFH or CHH feature variable-installment repayments and annual interest rates ranging from 8.5% to 14.0% plus TR, or 12.0% to 15.0% from CHC.

Residential SFH and CHH loans are to be repaid within 30 years and commercial loans within 10 years.

Our home construction loans, which are made with a 360-month period, are broken down as follows: (i) a 24-month period to complete construction; (ii) a 2-month grace period immediately following the construction period; and (iii) up to 334 months for repayment of the loan. Payments are made at the interest rate of 8.5% to 12.0% per annum plus TR variation for real estate falling into the SFH rules, or interest rates of 9.8% to 14.0% per annum plus TR variation for real estate falling into the CHH.

We also extend corporate financing for builders under the SFH. These loans are for construction purposes and commonly require up to 36 months for completion of construction work and a maximum 36-month repayment period, which starts after the official registration of the building. These loans are charged the TR plus an annual interest rate of 12.0% during the construction stage for SFH loans, and TR plus an annual interest rate of 14.0% during repayment period for CHH loans.

Central Bank regulations require us to provide at least 65.0% of the balance of our savings accounts in the form of real estate financing. In addition to real estate financing, mortgage notes, charged-off real estate financing, and other financings can be used to satisfy this requirement. We generally do not finance more than 80.0% of the purchase price or the market value of a property, whichever is lower. If the percentage of 65.0% is not reached, the resources that were not applied must be paid to the Central Bank on the 15th day of the subsequent month. These resources will be unavailable for a month and will accrue interest at 80.0% of the interest rate payable on savings accounts.

Microcredit

We extend microcredit to low-income individuals and small companies, in accordance with Central Bank regulations requiring banks to use 2.0% of their cash deposits to provide microcredit loans. We started providing microcredit loans in August 2003. As of December 31, 2014, we had 1,738 microcredit loans outstanding, totaling R$3.5 million.

In accordance with Central Bank regulations, most microcredit loans are charged at a maximum effective interest rate of 2.0% per month. However, microcredit loans for certain types of business or specific production have a maximum effective interest rate of 4.0% per month. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for individuals in general, (ii) R$5,000 for individuals developing certain professional, commercial or industrial activities or for micro companies, and (iii) R$40,000 for our "guided microcredit productive" transactions. In addition, microcredit loans must not be for less than 120 days, and the origination fee must be 2.0% to 3.0% of the loan value.

BNDES onlending

The Brazilian government has a program to provide government-funded long-term loans with below-market interest rates to sectors of the economy that it has targeted for development. We borrow funds under this program from either (i) BNDES, the federal government’s development bank, or (ii) Agência Especial de Financiamento Industrial (FINAME), or "FINAME," the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on some of the loans based on the borrowers' credit. Although we bear the risk for these BNDES and FINAME onlending transactions, they are always secured.

According to BNDES, we disbursed R$14.1 billion, 66.0% of which was loaned to micro, small and medium-sized companies as of December 31, 2014. Our BNDES onlending portfolio totaled R$42.2 billion as of December 31, 2014, and accounted for 12.1% of our portfolio of loans and advances at that date.

33 Bradesco

Form 20-F

Other local commercial loans

We provide traditional loans for the ongoing needs of our corporate customers. As of December 31, 2014, we had R$102.3 billion of outstanding other local commercial loans, accounting for 29.3% of our portfolio of loans and advances. We offer a range of loans to our Brazilian corporate customers, including:

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

•      investment lines for acquisition of assets and machinery; and

•      guarantees.

These lending products generally bear interest at a rate of 1.2% to 9.9% per month.

Rural loans

We extend loans to the agricultural sector financed by demand deposits, BNDES onlendings and our own funds, in accordance with Central Bank regulations. As of December 31, 2014, we had R$17.1 billion in outstanding rural loans, representing 4.9% of our portfolio of loans and advances. In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 6.5% as of December 31, 2014. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold. For BNDES onlending for rural investment the term is no more than five years with repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

Since July 2012, Central Bank regulations require us to use at least 34.0% of the annual average (from June through May) of our checking account deposits to provide loans to the agricultural sector.

The Brazilian Monetary Council (CMN) has approved Resolution No. 4,378/14, establishing that any excess funds intended for pecuniary investments set forth in Resolution No. 4,358/14, will be included in the calculation for compliance with required demand deposits in the 2014/2015 agriculture period. This measure provides financial institutions with an additional 12-month period to adjust to the new provisions introduced by said regulation, without undermining their investing the amounts reimbursed from these operations in new cattle-raising investment financing.

Leasing

According to ABEL, as of December 31, 2014, our leasing companies were among the sector leaders, with a 19.3% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2014 was R$22.4 billion.

As of December 31, 2014, we had 125,018 outstanding leasing agreements totaling R$4.3 billion, representing 1.2% of our portfolio of loans and advances.

The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leasing operations are financial (as opposed to operational). Our leasing operations primarily involve the leasing of trucks, cranes, aircraft and heavy machinery. As of December 31, 2014, 60.5% of our outstanding leasing operations were for vehicles.

We conduct our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

We obtain funding for our leasing operations primarily by issuing debentures and other securities in the domestic market.

As of December 31, 2014, Bradesco Leasing had R$82.8 billion of debentures outstanding in the domestic market. These debentures will mature in 2032 and bear monthly interests at the interbank interest rate (“CDI rate”).

34 Form 20-F – December 2014

Form 20-F

Terms of leasing agreements

Financial leases represent a source of medium and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions relating to products whose average life of five years or less, and 36 months for transactions for those with an average useful life of five years or more. There is no legal maximum term for leasing contracts. As of December 31, 2014, the remaining average maturity of contracts in our lease portfolio was approximately 55 months.

Credit cards

We offer a range of credit cards to our clients including American Express, Elo, Visa, MasterCard brands and private label cards, which stand out due to the extent of benefits and convenience offered to associates.

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

35 Bradesco

Form 20-F

•      “Prepax Presente prepaid cards” – issued by Alelo, which is a pre‑loaded card which can be given as a gift to individuals. Purchasers define the credit’s value and may opt to choose a commemorative topic or to personalize the card with a personal image;

•      “Elo Mais and Elo Exclusive cards” – with bonus points in the Loyalty Program;

•      “Exclusive Gold and Prime Platinum cards” – both under the American Express brand;

•      “Compras Condomínio card” – focused on the pool purchasing niche for use in Brazil;

•      “Bradesco Vale-Cultura card” – a prepaid card which may be used for purchases of books, newspapers, magazines, movie tickets, shows and exhibits, among other options;

•       “Elo Food, Meal and Christmas Meal benefit cards” – in addition to reducing operating costs, the value proposal of this business is to enhance the efficiency of payment means, with 100.0% of virtual transactions, by offering more security and convenience to companies and workers;

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

•      “Corporate Elo Card” for the E1 public, (individual entrepreneur), developed to assist companies in managing expenses and providing greater flexibility and independence; and

•      “b.wallet” mobile portfolio service, which enables Bradesco credit and debit cards to be stored in smartphones for purchases of goods and services in a wide network of commercial establishments.

Bradesco and Banco do Brasil, through its subsidiary Companhia Brasileira de Soluções e Serviços (“CBSS”), incorporated STELO S.A., an online payment service provider that will manage, operate and focus on payment facilitators in the e-commerce and the digital portfolio segments.

With this same partner, Bradesco incorporated LIVELO, a company designed to explore business related to coalition loyalty programs, which enable customers to earn and redeem points with a number of business partners.

Bradesco also has a card business unit abroad, Bradescard Mexico, which has a partnership with C&A and has entered into another partnership with suburbia stores of the Walmex Group and the LOB store chain in Mexico.

As of December 31, 2014, we had several partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

The following table shows our revenues and total number of transactions of credit cards for the years indicated:

	In millions
	2014	2013	2012
Revenue – R$
Credit	131,999.9	119,407.0	103,542.5
Number of transactions
Credit	1,423.4	1,346.7	1,225.6

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

36 Form 20-F – December 2014

Form 20-F

Cash Management Solutions

Management of accounts payable and receivable

In order to meet the cash management needs of our customers in both public and private sectors, we offer many electronic solutions for managing accounts payable and receivable, supported by our network of branches, bank correspondents and electronic channels, all of which aim to improve speed and security for customer data and transactions.

The solutions provided include: (i) collection and payment services; and (ii) online resource management enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities.

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

Solutions for receipts and payments

In 2014, we processed 1.5 billion receipts through our collection system, for the payment of taxes~~,~~ and utility bills (such as water, electricity, telephone and gas), among others, checks custody service, identified deposits and credit orders via our teleprocessing system (credit order by teleprocessing or OCT), which was 0.4% more than in the same period of 2013.

In 2014, the volume processed through virtual means (Pag-For Bradesco, Net Empresa and Online Tax Payment) was 713 million documents, which represented a 10.7% increase as compared to the same period of 2013.

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

Another relevant feature of this area is to encourage suppliers to use the factoring of receivables through quick electronic credit solutions with preferential conditions, providing the company with alternative payment.

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

37 Bradesco

Form 20-F

Public authority solutions

Public administration requires agility and technology in its everyday activities. We have a business area specifically to serve this market, which offers specialized services to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces), identifying business opportunities and structuring customized solutions.

Our exclusive website developed for these customers (www.bradescopoderpublico.com.br) poses corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services, meeting the needs and expectations of the Executive, Legislative and Judiciary branches. The website also features exclusive facilities for public employees and the military showing all of our products and services for these customers.

The relationship works through exclusive service platforms located nationwide, with specialized relationship managers to provide services to these customers.

In 2014, the Bank took part in bidding processes sponsored by the Brazilian government and was successful in over 80.0% of these processes. Furthermore, we became leaders in payments of INSS benefits, with approximately 8.5 million retirees and pensioners.

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

On December 31, 2014, we administered or managed 1,697 funds and 237 portfolios, providing services to 2.8 million investors. These funds comprise a wide group of fixed-income, non-fixed income and multimarket funds, among others.

The following tables show our equity of funds and equity of portfolios which are under our management, the number of investors and the number of investment funds and managed portfolios for each period.

38 Form 20-F – December 2014

Form 20-F

Distribution of Equity as of December 31,	R$ in thousands
	2014	2013
Investment Funds
Fixed income	419,767,839	373,551,609
Variable income	27,019,024	27,966,814
Third party share funds	5,315,610	6,355,220
Total	452,102,474	407,873,643
Managed Portfolios
Fixed income	26,542,111	16,856,215
Variable income	8,130,414	8,389,755
Third party share funds	1,955,085	2,243,831
Total	36,627,611	27,489,801
Overall Total	488,730,084	435,363,444

As of December 31,	2014		2013
	Number	Quotaholders	Number	Quotaholders
Investment Funds	1,697	2,776,357	1,550	2,731,246
Managed Portfolios	237	518	233	430
Overall Total	1,934	2,776,875	1,783	2,731,676

Our products are mostly distributed through our branch network, banking service by phone and the Internet (www.bradesco.com.br - investments).

Services related to capital markets and investment banking activities

As the organization's investment bank, Bradesco BBI originates and executes mergers and acquisitions, and originates, structures, syndicates and distributes fixed-income and equity capital market transactions in Brazil and abroad.

In 2014, Bradesco BBI advised customers on 210 transactions across a range of investment banking products, totaling R$179.6 billion.

Equities

Bradesco BBI coordinates and places public offerings of shares in local and international capital markets and intermediates public tender offers. Bradesco BBI ended 2014 with a significant presence in IPOs and follow-ons by Brazilian issuers.

Based on data relating to public offerings registered with the CVM in 2014, Bradesco BBI participated as an underwriter and joint bookrunner in 2 offers totaling R$6.1 billion: Oi S.A. follow-on involving the amount of R$5.7 billion and Ourofino IPO, in the amount of R$418.0 million.

Fixed income

After having been engaged on a number of significant projects during 2014, Bradesco BBI ended the year with a very strong presence in the fixed-income segment. For the year ended December 31, 2014, Bradesco BBI was the leader in terms of value, according to the fixed income ANBIMA ranking. In the period, it coordinated 119 domestic-market offerings totaling more than R$23.7 billion.

In the international broker-dealer market, Bradesco BBI is continuously expanding its presence. In 2014, it acted as “joint bookrunner” for 31 bond issues, which exceeded the amount of US$28.5 billion.

In 2014, Bradesco BBI won The Best Investment Bank in Brazil Award by Euromoney magazine.

Structured operations

Bradesco BBI develops structures and solutions for its customers, in terms of financing, offering a number of funding tools to companies, including those involving securitization. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment.

39 Bradesco

Form 20-F

In 2014, Bradesco BBI also held a leading position in the securitization ranking published by ANBIMA, as a result of structuring 22 operations with a total value of R$6.7 billion.

Mergers and acquisitions

Bradesco BBI provides advisory services to important customers in merger, acquisition and corporate sale transactions, private placements, forming joint ventures, financial and corporate restructuring, and privatizations.

In 2014, Bradesco BBI was rated among the top banks that provided advice for mergers and acquisitions in Brazil. During the year, Bradesco BBI advised on 14 transactions with a disclosed value of R$62.3 billion.

Project finance

Bradesco BBI has a solid background as financial advisor and structuring agent for a number of projects involving project and corporate finance, seeking to optimize financing solutions for projects across various industries through both credit and capital markets. Bradesco BBI won several project finance awards, among them “Deals of the Year” by Latin Finance magazine: Best Oil&Gas Financing, Best Infrastructure Financing Brasil and Best Airport Financing.

As of December 31, 2014, Bradesco BBI was involved in providing financial advice and structuring for approximately 22 projects totaling R$18.1 billion in investments.

Intermediation and trading services

Bradesco S.A. CTVM (or "Bradesco Corretora") trades stocks, options, stock lending, public offerings and forwards. It also offers a wide range of products such as Brazilian government securities (under the Tesouro Direto program), BM&FBOVESPA trading and real estate funds, which are tailored to the needs of high net-worth individuals, major corporations and institutional investors.

In 2014, Bradesco Corretora traded R$98.9 billion in the BM&FBOVESPA equities market and the exchange ranked it 12th in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 20,846,177 futures, swaps and options totaling R$1,778 billion on the BM&FBOVESPA. According to the BM&FBOVESPA, in 2014, Bradesco Corretora ranked thirteenth in the Brazilian market, in terms of the number of options, futures and swaps contracts executed.

Bradesco Corretora was awarded by BM&FBOVESPA, within the Operational Qualifying Program (PQO), all of the five excellence seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Web Broker), indicating the high quality of its future market transactions. Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities).

Bradesco Corretora offers its clients the possibility to trade securities on the Internet through its "Home Broker" service. In 2014, "Home Broker" trading totaled R$11.6 billion, or 1.6% of all Internet transactions on BM&FBovespa, and Bradesco Corretora was the 17th largest Internet trader in the Brazilian market.

Bradesco Corretora has a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market. With a team of 38 analysts, it is composed of sector specialists (senior and assistant analysts), who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has a team of its own economists dedicated to the customers' specific demands, focused on the stock market. Over 700 reports, in English and Portuguese, are monthly forwarded to the most important investors domiciled in Brazil, the United States, Europe and Asia.

Through our Bradesco Corretora's branches and representative offices, our customers have access to professionals that are able to advise on investments in the BM&FBOVESPA. We currently run 14 branches and 2 representative offices throughout Brazil. This means that Bradesco Corretora provides direct customer service and closer relations with customers. This channel is very profitable and enjoys a high-level of take-up from investors, making for closer relations with our network of branches as loyal customers concentrate their funds with us.

40 Form 20-F – December 2014

Form 20-F

Bradesco Corretora also offers its services as a representative of non-resident investors for transactions in the financial and capital markets, in accordance with CMN Resolution No. 4,373/14, which we refer to as "Resolution No. No. 4,373/14." For more details of Resolution No. 4,373/14, see "Item 10.D. Exchange Controls."

Custody, depositary and administrative services

In 2014, we were one of the main providers of capital markets services and retained leadership in the domestic asset custody market, according to the ANBIMA ranking. Our modern infrastructure and specialized team offer a broad range of services such as: asset registration (shares, BDR - Brazilian Depositary Receipts, investment fund shares, Certificates of Real Estate Receivables or CRIs, and debentures); qualified custody for securities; custody of shares underlying Depositary Receipts (DRs); administrative services for investment funds ("CVM Instruction No. 409" Funds and Structured Funds) and managed portfolios; fiduciary administration for investment funds; offshore funds; custody and representation for foreign investors; administrative agent; depositary (escrow account - trustee) and clearing agent.

We have ten Quality Management System ISO 9001:2008 certifications and three data protection GoodPriv@cy certifications. We also hold an ISAE 3402 (International Standard on Assurance Engagements) certification, which comprises assurance reports on controls at a service organization under international standards.

As of December 31, 2014, the main services provided by Bradesco Custódia were:

•      administrative and custody services for investment funds and managed portfolios and fiduciary administration for third-party funds involving:

-        R$994.2 billion in assets under custody, as measured by methodology used for the ANBIMA ranking;

-        R$1.4 trillion in total shareholders´ equity of investment funds and managed portfolios which are using our administration services, as measured by methodology used for the ANBIMA ranking;

-        27 registered DR programs with a market value of R$80.7 billion as measured by methodology used for the ANBIMA ranking; and

-        R$233.9 billion total shareholders´ equity of third-party investment funds under fiduciary administration by BEM DTVM.

•      Asset registration:

-        Bradesco’s share registration system comprised 242 companies, with a total of 4.5 million shareholders;

-        our debenture registration system contained 326 companies with a total market value of R$271.0 billion;

-        our fund share registration system contained 379 investment funds with a market value of R$67.2 billion; and

-        we managed 25 registered BDR programs, with a market value of R$1.7 billion.

In December 2013, the CVM changed the rules that govern these activities through the issuance of Instructions no. 541, 542 and 543, which address centralized deposit, custody and bookkeeping of securities, respectively. Pursuant to these new instructions, recording agents will be required to maintain records in relation to issuances of registered assets and custodians will be responsible for safeguarding assets that were physically issued or for which they are holders of customers’ custody positions in central depositary entities. In addition, centralized deposit service providers will take on a crucial role for trading assets in organized markets, concentrating all operations corresponding to deposited assets. These new instructions became effective from July 1, 2014.

In January 2015 the Central Bank began regulating the activities of centralized depositories and the recording of financial assets, by way of Circular No. 3,743/15, which includes the registration and centralized depository of financial assets and liens and encumbrances on deposited financial assets.

41 Bradesco

Form 20-F

International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign exchange transactions, foreign trade finance, lines of credit and banking. As of December 31, 2014, our international banking services included:

•      in New York City: a branch and our subsidiaries Bradesco Securities Inc., or "Bradesco Securities U.S.," Bradesco North America LLC, or "Bradesco North America;" and BRAM US LLC., or “BRAM US”;

•      in London: Bradesco Securities U.K., our subsidiary, or "Bradesco Securities U.K.;"

•      in the Cayman Islands: a branch and our subsidiary, Cidade Capital Markets Ltd., or "Cidade Capital Markets;"

•      in Argentina: our subsidiary Banco Bradesco Argentina S.A., or "Bradesco Argentina;"

•      in Luxembourg: our subsidiary Banco Bradesco Europa S.A. , or "Bradesco Europe;"

•      in Japan: our subsidiary Bradesco Services Co. Ltd., or "Bradesco Services Japan;"

•      in Hong Kong: our subsidiaries Bradesco Trade Services Ltd., or "Bradesco Trade;" and Bradesco Securities Hong Kong or "Bradesco Hong Kong;" and

•      in Mexico: our subsidiary Bradescard México, Sociedad de Responsabilidad Limitada, or "Bradescard México."

Our international transactions are coordinated by our international and foreign exchange department in Brazil with support from 28 operational units specializing in foreign exchange businesses located at major exporting and importing areas nationwide.

Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

For the years ended December 31,	2014		2013		2012
	R$ in thousands	%	R$ in thousands	%	R$ in thousands	%
Brazilian operations	118,500,386	98.2%	103,248,646	98.1%	94,198,281	98.3%
Overseas operations	2,152,690	1.8%	1,969,702	1.9%	1,590,704	1.7%
Total	120,653,076	100.0%	105,218,348	100.0%	95,788,985	100.0%

Foreign branches and subsidiaries

Our foreign branches and subsidiaries are mainly intended for financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian customers. Bradesco Europe also provides additional services to the private banking segment. Total assets of the foreign branches, excluding transactions between related parties, were R$155.9 billion, as of December 31, 2014, denominated in currencies other than the real.

Funding required for import and export finance is mainly obtained from the international financial community, through credit lines granted by correspondent banks abroad. As an additional source of funding, we issued debt securities in international capital markets, which amounted to US$10.2 billion in 2014.

Bradesco Argentina – To expand our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, the general purpose of which is to extend financing, largely to Brazilian companies established locally and, to a lesser extent, to Argentinean companies doing business with Brazil. As of December 31, 2014, Bradesco Argentina recorded R$173.1 million in total assets.

Bradesco Europa - In April 2002, we took control of Banque Banespa International S.A., Luxemburg, currently named Banco Bradesco Europa. As of December 31, 2014, its total assets were R$10.2 billion.

Bradesco Services Japan – In October 2001, we incorporated Bradesco Services Japan to provide support and specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil. As of December 31, 2014, its assets totaled R$4.2 million.

42 Form 20-F – December 2014

Form 20-F

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradesco Securities (U.S., U.K. and H.K.) – Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

•      The focus of Bradesco Securities U.S. is on facilitating the purchase and sale of shares, primarily in the form of ADRs and common shares. It is also an authorized dealer in bonds, commercial paper and deposit certificates, among other securities, and may provide investment advisory services. As of December 31, 2014, Bradesco Securities U.S. had assets of R$79.0 million;

•      Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors. On December 31, 2014, Bradesco Securities U.K. had assets of R$23.9 million; and

•      Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors. On December 31, 2014, Bradesco Securities H.K. had assets of R$13.6 million.

Cidade Capital Markets – In February 2002, Bradesco acquired Cidade Capital Markets in Grand Cayman, due to the acquisition of its parent company in Brazil, Banco Cidade. As of December 31, 2014, Cidade Capital Markets had R$107.8 million in assets.

Bradesco North America LLC was incorporated in August 2011 to be used as a holding company focused on Bradesco's investments in non-bank businesses in the United States. As of December 31, 2014, its total assets was R$6.3 million.

Banking operations in the United States

In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result, we may do business in the United States directly or through a subsidiary, and, among other activities, may sell insurance products and certificates of deposit, provide underwriting services, act as advisors on private placements, provide portfolio management and merchant banking services and manage mutual fund portfolios.

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

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,400 correspondent banks abroad, 59 of which extended lines of credit as of December 31, 2014.

As of December 31, 2014, our international unit had a balance of R$30.7 billion in export financing and R$9.5 billion and R$ 3.9 billion in import financing and international guarantees. The volume of our foreign exchange contracts for exports reached US$39.0 billion in 2014. In the same period, the volume of our foreign exchange contracts for imports reached US$28.4 billion. In 2014, based on Central Bank data, we reached a 17.3% market share of trade finance for Brazilian exports and 13.0% for imports.

The following table shows the composition of our foreign trade asset portfolio as of December 31, 2014:

43 Bradesco

Form 20-F

2014	R$ in thousands
Export financing
Advance on foreign exchange contracts – undelivered bills	6,682,707
Advance on foreign exchange contracts – delivered bills	523,712
Export prepayment	10,145,733
Onlending of funds borrowed from BNDES/EXIM	3,333,776
Proex - Rate Equalization Program	61,213
NCE/CCE (Exports Credit Note/Exports Credit Certificates)	9,954,933
Total export financing	30,702,074
Import financing
Import financing – foreign currency	6,930,003
Exchange discounted in advance for import credit	2,246,552
Import credit opened	304,917
Total import financing	9,481,472
International guarantees	3,851,360
Total foreign trade portfolio	44,034,906

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

44 Form 20-F – December 2014

Form 20-F

Consortia

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "consortium," in which members pool their funds and plan the acquisition.

Our purchasing consortium company (Bradesco Consórcios) manages plans for groups of purchasers buying real estate, automobiles and trucks/tractors/machinery and equipment. In January, 2003, our subsidiary Bradesco Consórcios initiated the sale of consortium quotas, to our customers. According to the Central Bank, in May, 2004, Bradesco Consórcios became the leader in the real estate segment and, in December 2004, it also became the leader in the automobile segment. In October, 2008, Bradesco Consórcios became the leader in the trucks/tractors/machinery and equipment segment. As of December 31, 2014, Bradesco Consórcios registered total sales of 1,061,847 outstanding quotas in the three segments, with total group revenues of over R$42.9 billion and net income of R$616.9 million.

45 Bradesco

Form 20-F

Insurance, pension plans and capitalization bonds

The following diagram shows the principal elements of our insurance, pension plans and capitalization bonds segment as of December 31, 2014:

46 Form 20-F – December 2014

Form 20-F

The following table shows selected financial data for our insurance, pension plans and capitalization bonds segment for the periods indicated. This segment information is prepared in accordance with BR GAAP, which are the accounting practices on which the reports used by Management to assess performance and make decisions are based.

As of and for the year ended December 31,	Insurance, pension plans and capitalization bonds - R$ in thousands
	2014	2013	2012
Statement of Income data
Net interest income	4,556,146	5,589,989	3,124,512
Other income and expenses (1)	2,742,922	446,117	2,725,672
Income before income taxes	7,299,068	6,036,106	5,850,184
Income tax and social contribution	(2,843,493)	(2,253,451)	(2,196,399)
Net income for the year	4,455,575	3,782,655	3,653,785
Net income attributable to controlling interest	4,354,752	3,692,531	3,591,743
Net income attributable to non-controlling interest	100,823	90,124	62,042
Statement of Financial Position data
Total assets	181,949,261	160,295,583	153,695,571
Selected results of operations data
Income from insurance and pension plans
Written premiums	47,745,885	42,226,410	37,899,360
Pension plan contributions	3,724,762	3,584,290	3,273,485
Coinsurance premiums ceded	(135,728)	(154,125)	(198,281)
Premiums returned	(525,895)	(543,779)	(500,468)
Reinsurance premiums	(354,041)	(225,581)	(297,351)
Premiums retained from insurance and pension plans	50,454,983	44,887,215	40,176,745
Changes in the insurance technical provisions and pension plans	(24,008,174)	(20,001,807)	(23,326,101)
Retained claims	(18,143,687)	(15,484,691)	(13,123,833)
Selling expenses for insurance and pension plans	(2,892,373)	(2,468,101)	(2,314,815)
Income from insurance and pension plans	5,410,749	6,932,616	1,411,996
Note: Data presented above include income from related parties outside the segment.
(1) For additional information, see "Item 5.A. Operational Results".

Insurance products and services

We offer insurance products through a number of different entities, which we refer to collectively as "Grupo Bradesco Seguros." Grupo Bradesco Seguros is leader in the Brazilian insurance market.

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2014, there were 25.8 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their staff.

On December 31, 2014, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A (Mediservice) had more than 4.5 million beneficiaries covered by company plans and individual/family plans. Approximately 106 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 52 of the top 100.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2014, it included 10,275 laboratories, 13,979 specialized clinics, 16,525 physicians and 2,508 hospitals located throughout the country.

47 Bradesco

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

Of the mass property/casualty lines for individuals, our residential note ("Bilhete Residencial") is a relatively affordable and highly profitable product. For corporate customers, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers' and business needs. For corporate property/casualty and liability insurance, Bradesco Auto/RE has a specialized team that provides large business groups with services and products tailor-made to the specific needs of each policyholder. Top sellers in this segment are insurance policies for aeronautics, transportation, engineering, named operational and oil risks.

As of December 31, 2014, Bradesco Auto/RE had 1.7 million insured automobiles and 2.8 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Reinsurance

Insurance companies should operate with reinsurers registered with SUSEP. In January 2007, Brazil's Congress enacted Supplementary Law No. 126/07, which abolished IRB-Brasil Re's monopoly and allowed three types of reinsurers referred to as "local," "admitted" and "occasional," thus opening up Brazil's reinsurance market for competition. Reinsurers classified as admitted and eventual (admitido e eventual), with their head office abroad, must meet specific minimum requirements, as provided for in legislation in force.

Under the same supplementary law, IRB-Brasil RE was recognized as a local reinsurer and authorized to continue its operations and make any required adjustments in due course.

As of the end of 2007, National Council of Private Insurance (CNSP - Conselho Nacional de Seguros Privados) and SUSEP issued a number of normative instructions containing rules for reinsurance, retrocession and intermediation business, based mainly on CNSP Resolution No. 168/07.

Through Decree No. 6,499/08, the President of Brazil set maximum limits for the ceding of premiums to reinsurance companies in each calendar year. For local insurers, such maximum limit was 10.0% of premiums, and for local reinsurers, 50.0% of premiums. In the case of local insurers, CNSP Resolution No. 203/09 raised the limit for local insurers from 10.0% to 25.0% in the case of guarantees for public obligations and oil risks and CNSP Resolution No.194/08, to up to 100.0%, in the case of nuclear risks.

CNSP Resolution No. 241/11 enabled the transfer of risks as part of reinsurance or retrocession operations to reinsurers not authorized by SUSEP as long as the shortfall in the Brazilian reinsurance market's capacity has been shown and certain rules and limits are followed.

On December 31, 2014 there were 122 reinsurers authorized to operate in the Brazilian market, including IRB-Brasil Re and Lloyd's of London. Twenty-four reinsurance brokerage firms have authorization to intermediate reinsurance and retrocession operations.

In 2014, the Grupo Bradesco Seguros paid approximately R$354.0 million in reinsurance premiums. Almost all property and casualty lines, except for the automobile line, have reinsurance protection and the majority of them feature proportional and non-proportional plans per risk and/or event.

Senior management is responsible for the reinsurance purchase policy and the approval of reinsurers with whom agreements are entered into. In addition to minimum legal and regulatory requirements, senior management considers certain other key parameters when choosing such partners, thus minimizing the credit risks inherent in the operation, such as: minimum ranking A - of S&P (or equivalent) and shareholders’ equity consistent with the amounts ceded. Accordingly, our reinsurance purchase policy is designed to operate within its automatic contractual capabilities, therefore preventing the frequent purchases of optional agreements and higher exposures to the credit risk.

A significant portion of automatic agreements (proportional and non-proportional) is currently ceded to IRB - Brasil RE. Certain admitted reinsurers participate with a lower individual percentage, but all of them hold capital and a rating higher than those minimum set forth by applicable Brazilian legislation.

48 Form 20-F – December 2014

Form 20-F

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

As of November 30, 2014, Bradesco Vida e Previdência accounted for 27.3% of the pension plan and VGBL market in terms of contributions, according to Fenaprevi. Also according to the same source, managed pension funds accounted for 25.0% of VGBL, 24.4% of PGBL and 44.7% of traditional pension plans in Brazil. As of November 30, 2014, Bradesco Vida e Previdência accounted for 30.4% of all supplementary pension plan assets under management, 28.7% of VGBL, 23.1% of PGBL and 52.5% of traditional pension plans, according to Fenaprevi.

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

We manage pension and VGBL plans covering 2.4 million participants, 63.7% of whom have individual plans, and the remainder of whom are covered by company plans. The company’s plans account for 23.8% of technical reserves.

Under VGBL, PGBL and FAPI plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12.0% of the participant's taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption, or when benefits are paid out, tax will be levied on these benefits, pursuant to current legislation.

VGBL and PGBL plans may be acquired by companies in Brazil for the benefit of their employees. In 2014, Bradesco Vida e Previdência managed R$87.0 billion in VGBL and R$20.9 billion in PGBL plans. Bradesco Vida e Previdência also managed R$26.4 billion in pension plans.

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

•      revenues from management fees charged to participants in accordance with mathematical provisions; and

•      interest income.

Capitalization bonds

Bradesco Capitalização is the leader among private sector capitalization bond companies, according to SUSEP and offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$8 to R$50,000.00), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$2.0 million (gross premiums). Plans are adjusted based on the Reference Rate (TR) plus 0.5% per month over the value of the mathematical provision, which may be redeemed by the shareholder at the end of the grace period. As of December 31, 2014, we had around 8.2 million "traditional" capitalization bonds and around 15.5 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short terms and grace periods with low unit sales value. In 2014, Bradesco Capitalização had approximately 23.8 million capitalization bonds and 3.4 million customers.

Bradesco Capitalização is the only company in its industry to have received a Standard & Poor’s (S&P) rating of “brAAA”, the highest rating in Brazil.

49 Bradesco

Form 20-F

Treasury activities

Our treasury department trading includes derivative transactions, mainly for economic hedging purposes (known as "macro-hedge"). Transactions such as these comply with limits set by our senior management and guidelines from our integrated risk control unit using a value-at-risk (VaR) methodology. For more information about our VaR methodology, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Value at Risk" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk-Market Risk."

Distribution channels

Our branch network is complemented by other distribution channels, such as: service centers and electronic in-company service centers, banking correspondents, ATMs, telephone banking services, and Internet and mobile banking. In introducing new distribution systems, we have focused on enhancing our security as well as increasing efficiency.

By the end of 2014, we had 4,659 branches, 4,631 service centers, electronic in-company service centers and 50,006 banking correspondents (Bradesco Expresso) and 1,344 points of service outside of our own ATM network.

For information on our international branches as of December 31, 2014, see "International banking services."

Specialized distribution of products and services

As part of our distribution system, we have five areas that offer a range of different products and services on an individualized basis to all specific segments of our customer base. By segmenting the market, we aim to cater to different profiles and scales of customers, thus enhancing service and improving efficiency.

Bradesco Varejo

Bradesco is present in 100.0% of municipalities in Brazil. The Bradesco Varejo service network comprises 4,263 branches, 3,427 service centers, 1,144 electronic service centers and 50,006 Bradesco Expresso banking correspondent units, in addition to thousands of ATMs.

Bradesco Varejo’s focus is on individuals with monthly income of no more than R$10,000 and companies with annual revenues of up to R$30 million. Individual customers with monthly income up to R$3,999.99 or amounts available for investments below R$40,000 are named Classic and individual customers with monthly income from R$4,000 to R$10,000 or amounts available for investments from R$40,000 are known as Exclusive customers, and corporate customers, with annual revenues of up to R$30 million are known as Empresas e Negócios. The retail area provides customized services with adequate financial solutions for each profile.

As of December 31, 2014, Bradesco Varejo provided assistance to over 25.5 million account holders.

The service network makes products and services available even at remote or hard-to-reach areas and also at densely populated and low income communities, such as: Rocinha, Cidade de Deus, Rio das Pedras, Complexo do Alemão, Gardênia Azul, Cantagalo, Turano, Santa Marta, Mangueira, Chapéu Mangueira and Vila Kennedy in Rio de Janeiro, and Heliópolis and Paraisópolis in São Paulo.

Bradesco Prime

Bradesco Prime operates in the individuals segment and its target audience is customers with monthly income from R$10,000.00 or investable assets from R$100,000.00. Its mission is to be the bank of choice for these customers by focusing on quality relationships, and providing solutions for their needs through well-trained teams, adding shareholder and collaborator value while upholding our ethical and professional standards. Bradesco Prime offers the following value added services:

50 Form 20-F – December 2014

Form 20-F

•      Personalized services provided by relationship managers: experienced and skilled professionals with certification from ANBIMA, providing full financial advisory services and managing a small client portfolio;

•      Exclusive facilities: Bradesco Prime customers have access to their own network of exclusive branches offering convenience and privacy to tend to their business affairs and can count on “Bradesco Prime Spaces” - a reserved and distinctive environment at Bradesco Varejo branches that fully maintains the segment's value proposition. Additionally, customers count on a wide network of branches throughout Brazil, including self-service equipment – Bradesco Network and Banco24Horas;

•      Exclusive products and services: Bradesco Prime has a comprehensive set of differentiated products and services, such as internet banking (bradescoprime.com.br), call center (Fone Fácil Bradesco Prime), online advisors and investment funds, credit solutions with distinct rates, a diversified portfolio of insurance, pension plans and credit cards, among others; and

•      Bradesco Prime loyalty program: introduced to further acknowledge and enhance customer relationships. By purchasing products and services, customers gain points that can be converted into benefits such as 12 days of interest-free overdraft, or up to 40.0% reduced overdraft charges and up to 100.0% off the package of services.

Present in all Brazilian capital cities, Bradesco Prime has been investing in technology, improvement of relationships with customers and training of its professionals throughout its entire history. It has earned an outstanding position in the Brazilian market for banking services for high-income customers and has consolidated as the largest banking services provider for these customers in terms of its service network, with 302 branches and 425 Bradesco Prime Spaces strategically positioned.

Bradesco Private Bank

Bradesco Private Bank has the sole purpose of advising high net-worth individuals, family-owned holding companies and investment companies with funds available for investments exceeding R$3.0 million. Bradesco Private Banking offers a wide range of financial products and services, in the pursuit of the most appropriate solution for each customer profile based on a tailor-made basis. It also offers tax, succession and equity planning advisory, as well as structured operations and non-financial assets advisory.

Bradesco Private Bank has 15 offices located in São Paulo, Rio de Janeiro, Belo Horizonte, Blumenau, Brasília, Campinas, Cuiabá, Curitiba, Fortaleza, Goiânia, Manaus, Porto Alegre, Recife, Ribeirão Preto and Salvador. Bradesco Private Banking is supported by our international units located in the Cayman Islands, New York and Luxemburg.

Bradesco Empresas

Bradesco Empresas serves companies whose annual revenues range from R$30 million to R$250 million through its 70 business units strategically located in state capitals, as follows: Southeast (41), South (17), Mid-West (4), Northeast (6) and North (2). It also has 87 Espaços Empresas (spaces reserved for Bradesco Empresas) in strategic locations not heavily serviced by Bradesco Empresas. These are specially structured places for rendering services to economic groups within the segment.

Bradesco Empresas offers top quality business management with products such as loans and advances, financing, investments, foreign trade, hedging transactions, cash management and structured transactions in capital markets to ensure customer satisfaction and good results for us.

Bradesco Corporate

Our Corporate segment aims to serve companies posting annual revenues of more than R$250 million in most cases, offering both traditional and tailor-made products. As of December 31, 2014, 1,523 corporate groups in Brazil were served by this segment.

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

51 Bradesco

Form 20-F

We sell our insurance products, pension plans and capitalization bonds through our website, through exclusive brokers based in our network of bank branches, and non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

	% of total sales, per product
	2014	2013	2012
Insurance products
Sales through the branches	36.0%	37.9%	38.1%
Sales outside the branches	64.0%	62.1%	61.9%
Pension plans products
Sales through the branches	86.6%	86.1%	83.7%
Sales outside the branches	13.4%	13.9%	16.3%
Capitalization bonds
Sales through the branches	83.0%	82.1%	79.6%
Sales outside the branches	17.0%	17.9%	20.4%

Other distribution channels

Digital channels

The Digital Channels offer mobility and independence to customers so that they may expand their businesses with us.

We aim to make the banking experience even more convenient, fast and safe. In addition to the traditional service channels, such as Self-Service, “Fone Fácil” (easy phone) and internet, customers and users have access to us via Bradesco Celular (mobile banking).

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

In 2014, 91.0% of transactions were carried out through digital channels. The table below shows the number of operations carried out through digital channels:

52 Form 20-F – December 2014

Form 20-F

Year ended December 31,	In millions of transactions		% Change
	2014	2013
Internet Individuals + Companies - with WebTA (1)	4,492	4,205	6.8%
ATMs	2,087	2,081	0.3%
Mobile Banking (Bradesco Celular)	1,908	868	119.9%
Telephone Banking (Fone Fácil)	410	473	(13.3)%
Total	8,897	7,627	16.7%
(1) WebTA is an internet file transmission service, to the Bank, carried out by corporate customers using Net Empresa.

Internet

In 2011, we introduced a new version of our Internet Banking service, which included more than 50 innovations, in particular an “A” key for Quick Access, an Intelligent Payment feature which automatically recognizes the intended type of payment through a bar code, and a search box located on all pages.

The Portal Bradesco has 15 transactional sites for banking transactions and 41 institutional sites, which provide information on the Bank, guidance on security, disclosure of social and environmental actions, and specific investor publications, among others. The institutional sites in turn have been restructured, whereby information and products/services were reorganized, contents simplified and language adapted to digital channels.

Our corporate customers have access to a product called Net Empresa, which allows them to check their account balances online and carry out banking transactions and transfers quickly and safely.

Self-service network

Our self-service network has 31,089 ATMs strategically distributed across Brazil, providing quick and convenient access to products and services. In addition to our ATMs, customers can access the pooled network of 17,593 Banco24Horas machines to effect transactions such as cash withdrawals, statements, balance status queries, loans, payments of payment vouchers, transfers between Bradesco accounts and transfers to other banks. As of December 31, 2014, over 2.0 billion transactions were conducted through ATMs.

We were a pioneer in Brazil in introducing a biometric reading system that identifies customers and authenticates ATM transactions through a sensor/invisible light beam capturing the image of the vascular pattern of the palm of the hand. This technology allows our customers to carry out transactions using only their card and hand palm reading. In addition, for greater convenience, customers may also withdraw cash and check balances without their card, simply using biometry and a six-digit password, so that transactions are carried out more easily and quickly. We believe that the biometric reading system is one of the world’s most advanced security technologies. This technology is available in 31,044 of our ATMs and in 10,113 ATMs of the Banco24Horas Network.

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

Additionally, Bradesco Celular also provides the following services:

•      Free access: enables individuals to carry out financial transactions and monitor their accounts via Bradesco Celular free of charge, without exhausting their data plans. Available for mobile phone network operators Claro, Oi, Tim, and Vivo (Brazilian mobile phone network operators);

•      Depositing checks via mobile phone eliminating the need to deliver physical cheques at the branch or ATMs;

53 Bradesco

Form 20-F

•      Bradesco Direct Reload: a service that enables reloading credits for prepaid mobile phones with just a single call from the device itself, even if there are no credits available for making calls. This feature is currently available for mobile phone users who are registered customers of Vivo, TIM and Claro;

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

Through this channel, the customer may acquire products, obtain information on their account, credit card, social security benefits, capitalization bonds and carry out a number of transactions, such as: checking account balances, bank statements, payments, transfers, credit transactions, investments, registering with the Bradesco Token into the mobile device, registering and disabling a password, cancellation and reissuing of cards, among other services.

In addition to the customized digital service, customers have access, through a number of specific numbers, to several telephone service centers including service centers for: internet banking, Net Empresa, Consortium, Private Pension Plan, Bradesco Financiamentos and Alô Bradesco.

Banking units in retail chains - Bradesco Expresso

We have also entered into partnership agreements (Bradesco Expresso) with retail chains, supermarkets, drugstores, grocery stores, and other retailers. These companies provide basic banking services such as payment of utility bills and others, withdrawal of cash from checking and savings accounts, deposits and pension payments, among others. These services are rendered by the staff of our business partners, but all credit decisions are made by our employees.

Integrated risk control

The Integrated Risk Control Department is responsible for the following activities:

Risk management

Risk management is of great strategic importance to us due to the increasing complexity of services and products and the globalization of our business. The improvement in this activity has enabled us to be the first and only bank in Brazil authorized by the Central Bank to use, since January 2013, internal market risk models, which were already used for management, in order to calculate the regulatory capital (RC) set forth in the Basel Accord.

We seek to exercise control over risks in an integrated and independent manner, preserving and valuing collective decision-making, devising and implementing methodologies, models, measurement and control tools. We also promote improvement among employees at all levels, from the business areas to the Board of Directors.

54 Form 20-F – December 2014

Form 20-F

Our risk management process ensures that risks are proactively identified, measured, mitigated, monitored and reported, as required for the complexity of our financial products and the profile of our activities.

Risk Management Structure

The structure of our risk and capital management function consists of committees, responsible for assisting our Board of Directors and the Diretoria Executiva in making strategic decisions.

The “Integrated Risk Management and Capital Allocation Committee” is responsible for advising the Board of Directors on the performance of its roles in the management and control over risks and capital.

The committee is assisted by the Capital Management Executive Committee, Internal Controls and Compliance Committee and the executive committees for risk management of: (i) Credit; (ii) Market and Liquidity; (iii) Operational; (iv) Grupo Bradesco Seguros; and (v) Basel II Implementation. There are also the Executive Products and Services Committee, and Executive Committees for our business units, whose tasks include suggesting limits for exposure to their related risks and devising mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

Credit risk

Credit risk is the possibility of losses associated with a borrower’s or counterparty’s failure to comply with their respective financial obligations under agreed terms, as well as the depreciation of loan agreements resulting from deterioration in the borrower's risk rating, the reduction in gains or remunerations, including benefits granted in renegotiations, recovery costs and other amounts related to the counterparty’s non-compliance with financial obligations.

Credit risk management of the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and independence of the processes.

We monitor our exposure to credit risk, which mainly results from loans and advances, financial assets and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments and financial guarantees.

In order not to compromise the quality expected from the portfolio, committees monitor all relevant aspects of the process of lending, concentration, collateral requirements, maturities, and other aspects.

We continually outline all the activities that can potentially generate exposure to credit risk, with the respective classifications regarding probability and size, as well as identifying managers, measurement and mitigation plans for those activities.

Credit Risk Management Process

Credit risk management is conducted in a centralized manner for the institution as a whole. This process engages several particular areas, which ensure an efficient framework to provide for indepent and centralized credit risk measurement and control.

The Credit Risk monitoring area is actively engaged in improving the customer risk rating models, following up large risks by periodically monitoring major delinquencies and the provisioning levels.

This area continuously reviews the internal processes, including the roles and responsibilities, information technology training and requirements and periodic review of risk assessment, in order to incorporate new practices and methodologies.

Corporate control and monitoring of our credit risk take place in the credit risk unit of the Integrated Risk Control Department. The department assists the Credit Risk Management Executive Committee on discussions and implementation of the methodologies to measure the credit risk. Relevant issues discussed by this committee are reported to the Integrated Risk and Capital Allocation Committee, which reports to the Board of Directors.

In addition to the committee meetings, the business area holds monthly meetings with officers and heads of products and segments to ensure they are informed about the evolution of the portfolio of loans and advances, delinquency, losses, credit recovery, gross and net losses, portfolio limits and concentrations, and other items. This information is also monthly reported to the Audit Committee.

55 Bradesco

Form 20-F

The business area also tracks each internal or external event that may significantly impact credit risk for the organization such as mergers, bankruptcies or crop failures and monitors sectors of economic activity in which the Organization has the most representative exposures.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

Market Risk

Market risk is the possibility of a loss of income due to fluctuating prices and rates resulting from mismatched maturities, currencies and indices of our asset and liability portfolios.

This risk is identified, measured, mitigated, controlled and reported. Our profile of exposure to market risk is in line with guidelines established by the governance process, with limits that are monitored on a timely and independent basis.

All transactions exposing the Organization to market risk are mapped, measured and classified according to probability and magnitude, with the whole process approved by the governance structure.

Our risk management process involves the participation of all levels of the organization, from business units to the Board of Directors.

In line with corporate governance and in order to preserve and strengthen our management of market and liquidity risks, as well as to meet the requirements of CMN Resolution No. 3,464/07, the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant committees and the Board of Directors itself, providing the main operational guidelines for accepting, controlling and managing market risk.

In addition to this policy, we have several specific rules that regulate the market risk management process, including:

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

Trading portfolio: comprises all operations involving financial instruments, including derivatives, held-for-trading or used to hedge other instruments in our own portfolio, which have no trading restrictions. Held-for-trading operations are those destined for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The trading portfolio is monitored by limits of:

56 Form 20-F – December 2014

Form 20-F

•      Value at Risk (VaR);

•      stress;

•      results; and

•      financial exposure/concentration.

Banking portfolio: comprises transactions not qualifying for our trading portfolio, deriving from our other businesses and their respective hedges. The banking portfolio is monitored by limits related to the interest rate risk.

Market risk is controlled and monitored by an independent business unit, the Integrated Risk Control Department, which calculates risk of outstanding positions on a daily basis, consolidates results and reports as required by the existing governance process.

In addition to daily reports, exposures are discussed weekly by the Treasury's and Management of Assets and Liabilities Executive Committee, which assesses results and risks and discusses and validates strategies. Both governance process and limits are validated and reviewed at least once a year by the Integrated Risk and Capital Allocation Committee and submitted for approval by the Board of Directors.

Every limit under the Board of Directors´ management is monitored via an alert system which determines the report recipients and the actions that should be taken according to different levels of market risk limit usage. In case of any risk limit breach monitored by the Integrated Risk Control Department, the head of the business unit in charge is informed of the limit usage and, in a timely manner, the Committee of Integrated Risk Management and Capital Allocation is called in order to make a decision. If the Committee chooses to increase the limit and/or maintain the positions, the Board of Directors is called to approve a new limit or to review our strategy with regard to this particular risk.

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

Liquidity Risk Management Process

We manage our liquidity risk process on a group-wide basis. This process involves a number of areas with specific responsibilities, ensuring an efficient structure, and the liquidity risk is measured and controlled on a centralized and independent basis, with daily monitoring of available funds, compliance with minimum liquidity levels, and contingency planning for high-stress situations.

Our policy for risk management and market liquidity, approved by the Board of Directors, is mainly aimed at ensuring the existence of standards, criteria and procedures to guarantee the establishment of the Minimum Liquidity Reserve (RML), as well as the strategy and action plans for liquidity crisis situations. The policy and controls we established fully comply with CMN Resolution No. 4,090/12.

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

Liquidity risk is monitored at meetings of the Treasury's and Management of Assets and Liabilities Executive Committee, which controls liquidity reserves and maturity and currency mismatches. Additionally, monitoring activity is also conducted by the Risk Management and Market Liquidity Executive Committee, the Integrated Risk and Capital Allocation Committee and the Board of Directors.

57 Bradesco

Form 20-F

Operational Risk

Operational risk is represented by the possibility of incurring losses arising from failures, deficiencies or the inadequacy of internal processes, people, systems and external events. This includes legal risk, associated with the activities carried out by the Organization.

Operational Risk Management Process

The operational risk process is carried out throughout the Organization. This involves a number of areas, with specific responsibilities, thus ensuring an efficient structure, and operational risk is measured and controlled on a centralized and independent basis. Accordingly, the following procedures are carried out:

•      Identifying, assessing, and monitoring the operational risks inherent in the Organization activities, as well as those related to new products/services and their adequacy to procedures and controls;

•      Mapping and addressing records of operational losses to make up an internal data base;

•      Measuring, controlling and reporting increased operational losses by way of assessing the effectiveness of the mitigating measures of business areas/branches;

•      Assessing and calculating capital needs in connection with the operational risk; and

•      Preparing reports on the operational risk for the areas related to the management process, including the Committees and Senior Management.

These procedures are supported by a number of internal controls, validated on an independent basis in relation to their effectiveness and operation, to ensure acceptable risk levels in the Organization’s processes.

Operational risk is primarily controlled and followed up by an independent area, Integrated Risk Control Department is supported by a number of areas that integrate the management process of this risk.

The Integrated Risk Control Department coordinates the Internal Control and Operational Risk Commission (“CIRO”). This Commission, reporting to the Executive Committee of Operational Risk (“CERO”), is aimed at analyzing the behavior of the operational losses of the business areas/branches, the efficiency and effectiveness of the processes and controls adopted, and assess external data on operational losses by incorporating/adjusting processes and controls, if applicable.

CERO, in turn, is assisted by the Integrated Risk Control Department, and the relevant subjects are reported to the Audit Committee and subsequently the Integrated Risk Management and Capital Allocation Committee, which reports to the Board of Directors.

The governance process is approved by the Board of Directors and reviewed at least once a year.

Internal controls and compliance

The efficacy of Organization’s internal controls is supported by trained professionals, well-defined and implemented processes, as well as by technology compatible with business needs.

We highlight that the internal control methodology adopted by Bradesco is in line with the guidelines of the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) 2013 version, the purpose of which is to provide a model for internal controls, and management of corporate and fraud risks, aimed at improving organizational supervision and performance.

The existence, enforcement and efficacy of controls that ensure acceptable risk levels in Organization’s processes are certified, the results of which are conveyed to the Internal Controls and Compliance Audit Committees, as well as to the Board of Directors, with the purpose of providing assurance with regard to appropriately carrying out business transactions and achieving defined objectives, in accordance with external laws and regulations, internal policies, rules and procedures, and applicable codes of conduct and self-regulation.

58 Form 20-F – December 2014

Form 20-F

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

Prevention and Fight against Corruption

We carry out procedures to prevent and fight any corruption acts on an ongoing and permanent basis. In 2014, we reinforced processes, procedures and training focused on the prevention and fight against corruption.

Our Board of Directors approved the Corporate Anti-Corruption Policy, which establishes guidelines for the prevention and fight against corruption, applicable to management and employees of the Group, comprising Bradesco and its controlled entities in Brazil and abroad.

The Board of Directors also established the Corporate Anti-Corruption Rule, with rules and procedures aimed at preventing and fighting corruption and bribes, in conformity with the legislation and regulations currently in force in Brazil and in the countries in which we have business units.

The Anti-Corruption Program is supported by the Code of Ethics and by the Corporate Anti-Corruption Policy, and the actions developed also comprise managing business partners, contracting products and services and raising awareness in employees and partners through remote and in-person training as well as internal and external communications, thus, providing an effective monitoring of risks and controls.

We also make available reporting channels in which any actions being construed as violations are subject to proper disciplinary measures, regardless of the hierarchy level involved, and without prejudice to any applicable legal penalties.

Independent Validation of Management and Measurement Models of Risk and Capital

We employ internal models to manage risks and capital, developed based on statistical, economic, financial, and mathematical theories or expertise by specialists, who support or work to structure critical topics and to provide conformity and agility to decisions.

In order to detect, mitigate and control risks inherent in our models, which are associated with potential adverse consequences arising from decisions based on incorrect or obsolete models, we have an independent validation process, mainly focused on checking whether models operate in accordance with previously defined objectives and whether their results meet the uses for which they were intended. This validation is carried out by applying a strict evidence program, which addresses the adequacy aspects of the processes, governance and construction of models and their assumptions, with results being reported to managers, Internal Audit, the Internal Control and Compliance Committee and the Integrated Risk Management and Capital Allocation Committee.

Corporate security

The Corporate Security Department has as its main mission to prevent and correct fraud in the information and system security that supports the business through the creation, implementation and maintenance of rules, processes and technologies. It is also a focal point for issuing technical opinions, in connection with strategic security issues, in the implementation of products, services or processes of the group. Among the main "Corporate Security Global Vision" responsibilities, we highlight the following:

•      defining our “System for Data Security Management”, based on our “Corporate Policy for Information Security” and a set of guidelines and policies, dealing with the principles of confidentiality, integrity and availability. The objective is to protect our information assets and those of our customers. These activities are supplemented by awareness and training initiatives for employees and also by information security risk assessments in products, services and processes;

59 Bradesco

Form 20-F

•      our “Fraud-prevention and Electronic-channel Security” areas are tasked with managing processes to detect and mitigate risks in order to prevent any financial losses or adverse effects to our image. They monitor transactions on electronic service channels and track strategic and corporate actions in order to propose solutions to managers of technical and business areas, thus enhancing security to products and electronic service channel accesses; and

•      the strategic and operating management of identity process and logical access to applications, aiming at protecting the system resources, in addition to working with the business units and technology, with the purpose of defining and restructuring automated controls and coordinating, on a corporate basis, all actions inherent in the access management.

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

•      has any relevant credit restrictions.

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

Our maximum exposure per client (e.g. individuals, companies or other economic groups) is determined by client rating and the aggregate maximum exposure is limited to 10.0% of our shareholder´s equity.

Any cases in which the maximum level of exposure per client exceeds the thresholds as set out in the table below and in which the total exposure equals or exceeds R$1.2 billion are required to be submitted to the Board of Directors for approval.

60 Form 20-F – December 2014

Form 20-F

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
Decision-making authority
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

61 Bradesco

Form 20-F

We provide our branches with tools that allow them to analyze loans and advances for individual clients in a rapid, efficient and standardized manner and to produce the corresponding loan contracts automatically. With these tools, our branches can respond quickly to clients, keep costs low, and control the risks inherent to consumer credit in the Brazilian market.

The following table shows limits established for approval of loans to individuals outside the discretion of our branches:

Total Risk Amount	R$ in thousands
Decision‑making authority
Credit department	up to 16,000
Credit director	up to 18,000
Executive credit committee (Daily Meeting)	up to 60,000
Executive credit committee (Plenary Meeting)	up to 2,000,000
Board of Directors	over 2,000,000

62 Form 20-F – December 2014

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
(4) Branch with total deposits equal to or above R$15,000,000; and
(5) Branch with exclusive middle market companies.

The following table shows limits established for approval of loans to corporate customers outside the discretion of our branches:

Total Risk Amount	R$ in thousands
Decision‑making authority
Credit department	up to 16,000
Credit director	up to 18,000
Executive credit committee (Daily Meeting)	up to 60,000
Executive credit committee (Plenary Meeting)	up to 2,000,000
Board of Directors	over 2,000,000

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

63 Bradesco

Form 20-F

Deposit-taking activities

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2014, our total deposits were R$211.6 billion, representing 24.9% of our total liabilities.

We provide the following types of deposit and registration accounts:

•      checking accounts;

•      savings accounts;

•      time deposits;

•      interbank deposits from financial institutions; and

•      accounts for salary purposes.

The following table shows total customer deposits and deposits from banks by type and source, as of the dates indicated:

As of December 31,	% of total deposits	R$ in thousands
	2014	2014	2013	2012
From customers
Demand deposits	15.2%	32,086,299	39,633,427	37,684,247
Savings deposits	43.5%	92,154,815	80,717,805	69,041,721
Time deposits	40.5%	85,790,391	95,866,825	104,048,295
Deposits from banks
Demand deposits	0.4%	940,997	986,310	727,869
Interbank deposits	0.3%	641,205	963,855	382,474
Total	100.0%	211,613,707	218,168,222	211,884,606

Under monetary authority regulations, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our customers and deposits from leasing companies with the Central Bank as compulsory deposits, as follows:

Time deposits: we are required to deposit in an account with the Central Bank 20.0% of the amounts recorded under the following items: (a) time deposits; (b) leasing companies' CDIs; (c) currency exchange acceptance funds; (d) debentures; (e) securities issued by the bank itself; and (f) contracts assuming liabilities related to foreign transactions in excess of R$30.0 million. The amount required is collected in cash and we earn remuneration on the amount deposited at the SELIC rate, although the balance earning remuneration may not exceed the lesser of the following: (a) the amount required less deductions stipulated in rules issued by the Central Bank; and (b) the amount required multiplied by the following percentages: (i) 50.0% for the calculation and compliance period starting on August 4 and 15, 2014; (ii) 40.0% for the calculation and compliance periods starting on August 25 and September 5, 2014; and (iii) 100.0% for the calculation and compliance periods starting on August 10 and 21, 2015. These percentages and dates have been frequently changed by the Central Bank, and may be subject to further changes without prior notice.

The amount required may be deposited after deduction of an amount equal to certain transactions made by financial institutions. For deposit requirements on term funds, this deduction is limited to 60.0% of the requirement, as from the calculation period starting on August 25, 2014.

In July 2014, the Central Bank carried out additional adjustments to the deposit requirement rules, with the purpose of: (i) enabling, within a one-year period, 50.0% of the compulsory deposit requirements related to time deposits to be used to raise new loan operations and purchase diversified portfolios (companies and individuals) generated by eligible institutions; and (ii) expanding the list of financial institutions eligible to act as assignor (seller) of operations accepted for purposes of requirement deduction.

As from August 2014, the Central Bank increased the compulsory portion of non-interest bearing time deposits, from 50.0% to 60.0%. Additionally, it provided for the acquisition of new financial bills of eligible banks and restricted the deduction in granting for vehicles only to the additional increment in relation to the daily average posted in the first half of 2014.

64 Form 20-F – December 2014

Form 20-F

In October 2014, the Central Bank included working capital loans in the list of investments eligible for deduction from the portion of compulsory deposit requirements for term deposits, which had been non-interest bearing (60.0% of the total). This deduction may be carried out only for the amount in excess of the daily average of the first half of 2014.

Time deposits are represented by bank deposit certificates – CDBs and pay either a fixed or a floating rate, which is typically a percentage of the interbank interest rate. The breakdown between CDBs at pre-fixed rates and floating rates varies from time to time, depending on the market's interest rate expectations.

Demand deposits: we are required to deposit 45.0% of the average daily balance of demand deposits, collection of receivables, payment of taxes, third party funds in transit and obligations for the provision of payment services, exceeding R$44.0 million, in the Central Bank on a non-interest-bearing basis. In December 2012, the Central Bank authorized the use of up to 20.0% of this balance to offer financing for the acquisition of certain capital assets, trucks, and export of consumable goods, among others, subject to certain conditions. This use is restricted to independent institutions or institutions that are part of financial conglomerates which recorded, as of April 2014, Tier I Capital above R$3.0 billion. The rules applicable to this deduction were amended by the Central Bank in Februrary 2015.

With the adjustments to the deposit requirement rules carried out in July 2014, the Central Bank was reduced, from R$6.0 billion to R$3.0 billion, the Tier I Capital of the institutions eligible for the financings granted under the provisions of Resolution No. 4,170/12 (which addresses the conditions required for granting financings subject to economic subsidies provided by the Federal Government for certain programs), in order to reduce the requirements for demand funds, thus increasing the number of banks able to use a portion (up to 20.0%) of its compulsory deposit requirements for demand deposits in loans and financing falling into the Investment Support Program (“PSI”) of the BNDES (Brazil’s Development Bank).

Savings deposits: each week we are required to deposit in an account with the Central Bank an amount in reserves equivalent to 20.0% of the total average balance of our savings account deposits. The account bears interest annually at: (i) ““TR” plus interest of 6.2%; or (ii) Reference Rate (“TR”) plus 70.0% of the SELIC rate for funding carried out from May 4, 2012, when the SELIC rate is lower than 8.5% per annum.

According to Circular No. 3,655/13, we are required to deposit each week in an account with the Central Bank an additional amount corresponding to: (a) 11.0% of the average time deposits balance; and (b) 10.0% of the savings deposit average balance. Also according to this Circular, there is no compulsory deposit on demand deposits. This additional amount is provided in reserves and we earn interest at the SELIC rate. It should be highlighted that rules on additional deposits have been frequently changed by the Central Bank, and may be subject to further changes without prior notice.

In February 2013, the Central Bank defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% per annum.

There has not been a compulsory deposit requirement for foreign exchange short positions since 2013.

Additionally, present Central Bank regulations require that we:

•      allocate a minimum of 34.0% of cash deposits to providing rural credit. In June 2014, the CMN approved changes in the calculation of this percentage;

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

65 Bradesco

Form 20-F

Other funding sources

Our other funding sources include capital markets, import/export operations and onlending.

The following table sets forth the source and amount of our other funding sources as of the dates indicated:

As of December 31,	R$ in thousands
	2014	2013	2012
Funding Sources
Funding in the open market	219,359,890	185,055,358	175,646,854
Financial notes	54,961,063	35,208,325	28,220,510
Onlendings	43,779,544	40,863,996	36,075,056
Subordinated debt	35,821,666	35,885,003	34,851,714
Borrowings	15,218,591	15,230,854	8,111,101
Real estate credit notes	11,862,705	5,995,699	4,229,511
Agribusiness notes	8,570,579	4,371,017	3,894,203
Euronotes	6,276,614	8,412,859	10,761,614
Securities issued through securitization of payment orders	2,694,477	3,291,063	3,619,412
Mortgage notes	404,915	604,105	826,843
Structured Operations Certificates	260,046	-	-
Total	399,210,090	334,918,279	306,236,818

Our capital markets operations act as a source of funding to us through our transactions with financial institutions, mutual funds, fixed income and equity investment funds and foreign investment funds.

As of December 31, 2014, 2013 and 2012, funding in the open market accounted for 54.9%, 55.3% and 57.4%, respectively of our other funding sources. These amounts include securities attached to repurchase agreements mainly comprising Brazilian government securities and corporate debt securities. This type of operation is usually short-term and volatile in terms of volume since they are directly impacted by market liquidity.

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

66 Form 20-F – December 2014

Form 20-F

The IT structure is backed by processes implemented in light of the ITIL (IT Infrastructure Library) and COBIT (Control Objectives for Information and related Technology) references. It applies recognized practices for IT service management and is ISO 20000 IT Service Management certified.

We have intruder detection, antivirus and antispam systems designed to provide IT protection. Moreover, we continuously upgrade the security of our main software programs. We use web server digital certification and HSM 8000 cryptographic and ICSF coprocessor equipment. Periodic assessments of IT environments are made using specific tools for this purpose. Our safety tools monitor software, hardware and share information from stations and servers. In addition, we have a data loss prevention system, which was developed to guarantee protection to the Company’s data. An independent auditing firm carries out penetration tests on an annual basis. Our data security processes are ISO 27000 Information Security certified.

Our internet systems have a separate infrastructure, enabling different customer segments (individuals, corporate, staff) to use resources independently.

Seasonality

We generally have some seasonality in certain parts of our business. There is certain seasonality in our consumer financing business (including our credit card business, financing of goods and others), with increased levels of credit card transactions and financing of goods at the end of the year and a subsequent decrease of these levels at the beginning of the year. We also have certain seasonality in our collection fees at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil. In our PGBL and VGBL business, seasonality happens at the end of the year, when the Christmas bonuses and profit sharing are usually paid.

Competition

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive and have undergone an intensive consolidation process in the past few years.

As of December 31, 2014, publicly owned financial institutions held 46.3% of the National Financial System's assets, followed by private sector locally owned financial institutions (taking into consideration financial conglomerates) with a 37.2% share and foreign-controlled financial institutions, with a 16.5% share.

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

As of December 31, 2014, according to Central Bank data, there were 171 financial conglomerates providing a wide range of services including: (i) 130 multiple banks; (ii) 22 commercial banks; (iii) 14 investment banks; (iv) 4 development banks; and (v) 1 savings bank (namely Caixa Econômica Federal). For further information on risks related to competition, see "Item 3.D. Risk Factors-Risks Relating to Bradesco and the Brazilian banking industry-The increasingly competitive environment in the Brazilian bank and insurance industries may negatively affect our business prospects."

In April, 2012, Circular No. 3,590/12 was issued, determining that the following transactions should be analyzed by the Central Bank with respect to their effects on competition, notwithstanding the review related to the stability of the financial system: (a) transfers of ownership control; (b) takeovers; (c) mergers; (d) business transfers; and (e) other means of business concentration. In August 2012, the CMN set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for exercising positions in statutory or contractual bodies.

Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors are Banco do Brasil, Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and benefits offered.

67 Bradesco

Form 20-F

Leasing

In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers and large banks. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset management

As of December 31, 2014, the asset management industry in Brazil managed funds worth R$2.7 trillion in shareholders´ equity according to ANBIMA. BRAM held a portion of R$348.5 billion, representing a growth of 14.0% as compared to the 12 previous months or 13.0% of market share. We are the leading institution as measured by the number of investment fund quotaholders with 2.8 million.

Insurance, pension plans and capitalization bonds

Insurance sector

As leader of the Brazilian insurance market, with a 24.0% market share as of November 30, 2014, Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector.

Our principal competitors are Brasilprev, Itaú Unibanco Seguros S.A., Sul América Cia. Nacional de Seguros, Grupo Segurador Banco do Brasil, Mapfre, Porto Seguros Cia. de Seguros Gerais, Zurich, Santander and Caixa Seguros, which account for a combined total of approximately 53.0% of all premiums generated in the market, as reported by SUSEP, in November 2014.

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

With 27.2% of total contributions in the sector (SUSEP – November 2014), Bradesco Vida e Previdência's main competitive advantages are: the brand “Bradesco”, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Capitalization bonds sector

Bradesco Capitalização holds a 24.7% market share in capitalization bonds income and 22.5% in terms of technical provisions, according to SUSEP (SUSEP – November 2014). Among the competitive factors in the sector, we highlight the offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition by customers.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN.

68 Form 20-F – December 2014

Form 20-F

Principal financial institutions

As of December 31, 2014, 9 financial conglomerates operated in Brazil, consisting of public-sector commercial and multiple-service banks controlled by federal and state governments (including Caixa Econômica Federal) and 143 financial conglomerates consisting of private-sector commercial and multiple-service banks. For Brazilian regulatory purposes, insurance companies, private pension plans and capitalization bonds providers are not considered financial institutions.

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

69 Bradesco

Form 20-F

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

•      may not lend more than 25.0% of its RC to any single person or group;

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

Capital adequacy and leverage

Brazilian financial institutions are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,192/13 and No. 4,193/13. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. For further information on Basel III, see “Item 5.B – Liquidity and Capital Resources – Capital Compliance – Basel III.”

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

Under certain conditions and within certain limits, financial institutions may include eligible instruments when determining their capital requirements in order to calculate their operational limits, provided that this instrument complies with the requirements of regulation in force.

Brazilian financial institutions are required to calculate their capital requirements on a consolidated basis with: (i) institutions that are part of their financial conglomerate up to December 31, 2017; as required by Central Bank Circular nº 3,726/14; and (ii) institutions that are part of their prudential conglomerate, beginning as of January 1, 2015.

The applicable regulation defines a prudential conglomerate as, among others, the following entities located in Brazil or abroad over which the institution has direct or indirect control: (i) financial institutions and other institutions authorized to operate by the Central Bank; (ii) consortium administrators; (iii) payment institutions; (iv) organizations that acquire credit transactions, including real estate and credit rights; and (v) other legal entities headquartered in Brazil that are solely engaged in holding interests in the entities set out above.

In December 2014, the CMN changed the scope of the rules for the management of credit, market, operational and liquidity risks and capital management in order to apply such rules at the prudential conglomerate level which is now required as the basis for calculation of the capital requirements of financial institutions. Resolution No. 4,388/14 sets forth that risk management may be carried out by a single unit responsible for the prudential conglomerate and its respective affiliates. This applies only to market risk management and not to any other risk functions. Further, this resolution also updates the application of the relevant thresholds for any calculations of foreign exchange exposure.

70 Form 20-F – December 2014

Form 20-F

Risk Weighting

Pursuant to Circular No. 3,644/13, the Central Bank consolidated the risk weighting factors applied to different exposures in order to calculate capital requirement through a standardized approach. According to such rule, as amended, the risk weight factors vary from 0.0% to 1,250.0% and should be applied to credit risks, depending on the nature and characteristics of the exposure. Risk-weight factors applicable to different exposures are often changed by the Central Bank.

In addition, there are specific standards of the Central Bank to determine procedures to calculate the portion of risk-weighted assets related to other exposures.

In December 2014 the Central Bank changed the procedures for calculating the portion of risk-weight assets, in connection with the calculation of the capital required for the operational risk by way of a standardized approach. Under the present model, this is calculated based on the risk of financial institutions and its direct and indirect controlled entities, based on the gross revenue for the past three years. The prudential conglomerate concept, however, does not have a retroactive data base to supply such information. In order to overcome this obstacle, a transitional model for the calculation of operational risk was adopted in January 2015.

For more information on our capital ratio, see “Item 5.B - Liquidity and Capital Resources– Capital compliance - Basel III”.

Reserve requirements

The Central Bank periodically sets compulsory reserve and related requirements for Brazilian financial institutions. The Central Bank uses reserve requirements as a mechanism to control liquidity in the Brazilian Financial System.

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank. For a summary of current requirements, see "Deposit-taking Activities."

The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its RC. In addition, if its exposure is greater than 5.0% of its RC, the financial institution must hold additional capital at least equivalent to 100.0% of its exposure. Since July 2, 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate's net consolidated exposure.

Asset composition requirements

According to the Resolution No. 2,844/01, as amended, Brazilian financial institutions may not allocate more than 25.0% of their RC to loans and advances (including guarantees) to the same customer (including customer's parent, affiliates and subsidiaries) or to securities from any issuer. They also may not act as underwriters (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their RC.

According to the Resolution No. 2,283/96, permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their regulatory capital (RC).

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution's equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its RC. Within that limit, repurchase operations involving private securities may not exceed five times the amount of the financial institution's RC. Limits on repurchase operations involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

71 Bradesco

Form 20-F

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

Beginning in 1999, the Central Bank adopted a foreign exchange free float system, which gave rise to increased volatility. Since mid-2011 the Brazilian real has depreciated against the U.S. dollar and the Central Bank has intervened in the foreign exchange market to control the foreign rate volatility.

The Central Bank does not impose limits on long positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases exceeds sales) and short positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases is less than sales) for banks authorized to operate in the foreign exchange market.

Standards that address foreign exchange markets are frequently changed by CMN and the Central Bank.

Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank issued specific rules that became effective on February 1, 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank and by the CVM. Specifically, cross-border derivative transactions must: (i) be registered within 2 business days; and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

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

72 Form 20-F – December 2014

Form 20-F

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

Doubtful loans are classified according to the loss perspective, as per E-H ratings as follows:

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

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's RC, and once every 12 months for all loan operations, with certain exceptions.

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

73 Bradesco

Form 20-F

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
(1) Financial institutions must write off any loan six months after its initial classification as an H loan.

Loans and advances of up to R$50,000 may be classified by the method used by the financial institution itself or the arrears criteria, described above.

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

•      loan portfolio diversification by the loan classification; and

•      non-performing loans.

The Central Bank requires authorized financial institutions to compile and submit their loans and advances portfolio data in accordance with several requirements and may allow discrepancies in these statements of up to 5.0% per risk level and 2.5% in the reconciled total.

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

74 Form 20-F – December 2014

Form 20-F

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

The Central Bank and CVM have the power to regulate and supervise the Brazilian payment and clearing systems.

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

In April 2014, the Central Bank changed the rules regarding any payment institutions and any related arrangements. The main changes were as follows: (a) it determined that the payment institutions shall deposit with the Central Bank the amounts corresponding to the electronic balance of any payment accounts, plus the electronic balance of any amounts being transferred between payment accounts within the same payment institution. To ensure the viability of the Brazilian Payment System (SPB), such deposit should be affected gradually; starting with 20% in 2014 and increasing to 100% in 2019; and (b) it reviewed the definition of arrangements that may be considered an integral part of the SPB.

Intervention

The Central Bank will intervene in the operations and management of any financial institution not controlled by the Federal Government if the institution:

•      suffers losses due to mismanagement, putting creditors at risk;

•      repeatedly violates banking regulations; or

•      is insolvent.

75 Bradesco

Form 20-F

Intervention may also be ordered upon the request of a financial institution's management and may not exceed 12 months. During the intervention period, the institution's liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

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

•      the institution suffers a loss which subjects its unsecured creditors to severe risk; or

•      upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank determines that the pace of the liquidation may impair the institution's creditors.

As a consequence of administrative liquidation:

•      lawsuits pleading claims on the assets of the institution are suspended;

•      the institution's obligations are accelerated;

•      the institution may not comply with any liquidated damage clause contained in unilateral contracts;

•      interest does not accrue against the institution until its liabilities are paid in full; and

•      the limitation period of the institution's obligations is suspended.

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

76 Form 20-F – December 2014

Form 20-F

In December 2010, the CMN increased the maximum amount of the guarantee provided by the FGC from R$60,000 to R$70,000. In May 2013, this amount was raised again to R$250,000. Since 2006, it reduced the ordinary monthly FGC contribution from 0.025% to 0.0125% of the balance held in bank accounts covered by FGC insurance.

According to CMN rules, the maximum value of the balance of such deposits is limited (with a maximum aggregate of R$5.0 billion by December 31, 2014 or R$ 3.0 billion as of January 1, 2015) to: (i) for the balance of the deposits originally made without fiduciary assignment, the highest of the following amounts: (a) the equivalent of twice the regulatory Tier I capital, calculated yearly on the base date June 30 earning interest monthly at the SELIC rate; (b) the equivalent of twice the regulatory Tier I capital, calculated as of December 31, 2008, earning interest monthly at the SELIC rate as of May 1, 2009; and (c) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank on June 30, 2008, earning interest monthly at the SELIC rate as of May 1, 2009; and (ii) for the balance of the deposits made with fiduciary assignment, the following factors over the regulatory Tier I capital, calculated as of December 31 of the previous year, adjusted by the SELIC rate: (i) 1,6 as of June 1, 2013; and (ii) 2 as of January 1, 2014.

Furthermore, the limit on taking time deposits with special FGC guarantees without fiduciary assignment has been reduced, in accordance with the following schedule: (i) 40.0% from January 1, 2013; (ii) 60.0% from January 1, 2014; (iii) 80.0% from January 1, 2015; and (iv) 100.0% from January 1, 2016.

In May 2013 Resolution No. 4,222/13 was issued, amending and consolidating the rules addressing the FGC bylaws and regulation. In addition to increasing the maximum amount of the guarantee provided by the FGC to R$250,000, agribusiness notes (“LCA”) were included in credits guaranteed by FGC. Resolution no. 4,222/13 was changed on February 20, 2014. In August 2013, the Central Bank amended and consolidated the provisions related to the calculation basis and payment of common contributions by the FGC-associated institutions. The rules governing the FGC are changed on a periodic basis.

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

Restrictions on foreign investment

The Brazilian Constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization from the Brazilian government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank authorized Bradesco to create an ADR program for its common shares in the U.S. market. Foreign interest in Bradesco's capital stock is currently limited to 30.0%.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules, which the Central Bank consolidated in July 2009 through Central Bank Circular No. 3,461/09, as amended, financial institutions must:

•      keep up-to-date records regarding their customers;

•      maintain internal controls and records;

77 Bradesco

Form 20-F

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

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. Records of transactions involving currency or any asset convertible to money, records of transactions that exceed R$10,000 in a calendar month, and records of check transactions must be kept for at least ten years, unless the bank is notified that a CVM investigation is underway, in which case the ten-year obligation may be extended. Pursuant to Circular No. 3,461/09, amended by Circulars No. 3,517/10, No. 3,583/12 and No. 3,654/13, financial institutions must implement control policies and internal procedures.

The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Central Bank Circular No. 3,461/09, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives, heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, among others. Circular 3,654/13 expanded such list to include other members of the Judiciary, Legislative and Executive powers, as well as individuals who held or still hold relevant positions in foreign governments. Financial institutions are required to adopt certain mechanisms in order to: (i) identify the final beneficiaries of each transaction; (ii) identify whether these politically exposed individuals are involved; (iii) monitor financial transactions involving politically exposed individuals; and (iv) pay special attention to people from countries with which Brazil maintains a high number of business and financial transactions, shared borders or ethnic, linguistic or political relations.

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

In July 2012, Law No. 12,683/12 came into force, amending Law No. 9,613/98, and toughened the rules on money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and companies obliged to report transactions to COAF (Controlling Council of Financial Activities), including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20 million. In June 2013, the CVM enacted an instruction that conformed regulation of this government agency to Law no. 12,638/12, establishing the obligation to send to the regulatory or inspection agency information regarding the non-existence of suspect financial transactions and other situations that generate the need for communications.

In October 2014, the CVM issued Instruction No. 553/14 which, among other issues, (i) firmly states that any business relationship may only be initiated or kept after the arrangements related to the registration process and the “Conheça seu Cliente” (know your customer) Policy are adhered to; and (ii) requires a statement on the purpose and nature of the business relationship with the institution, making it clear that said statement may be obtained upon the update of registration data of already-existing customers.

In November 2014, the Central Bank changed the procedures related to the Regulation of Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF) to be adhered to by the payment institutions. Accordingly, in addition to the AML/CTF procedures already required, payment institutions must also: (i) adopt procedures and controls to confirm information on customer’s identification, which may, among others, match the information provided by the end users against information available in public or private data bases; and (ii) implement AML/CTF risk management systems to provide for the identification and assessment of such risk, as well as carry out mitigation measures proportionate to the risks identified, particularly for high risk cases. Additionally, the threshold for the simplified identification of prepaid accounts was also changed, from R$1,500.00 to R$5,000.00, and the list of information to be obtained and kept on individual customers upon the opening of payment accounts was also increased. These changes were made to meet international requirements set forth under the scope of the Financial Action Task Force (FATF), which is the body responsible for establishing AML/CTF standards to be adhered to by the countries of the G20, such as Brazil.

78 Form 20-F – December 2014

Form 20-F

Further, in November 2014, SUSEP established the Permanent Committee on Anti-Money Laundering and Counter-Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets (CPLD). The CPLD is a permanent governing body acting to prevent money laundering and curtail the financing of terrorism, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

Anticorruption Law

In August 2013, Law No. 12,846/13 was enacted to regulate civil and administrative liability of legal entities for performing acts against public management, either domestic or foreign.

Based on this legal provision, legal entities shall be strictly liable, in both the administrative and civil spheres, for the practice of harmful acts in their exclusive or non–exclusive interest or benefit.

This law provides for penalties in amounts ranging from 0.1% to 20.0% of the gross revenues earned in the financial year preceding the financial year in which the administrative proceedings was commenced. In applying such sanctions, the existence of internal mechanisms and procedures for integrity, auditing and encouragement of whistle-blowing as well as effective implementation of codes of ethics and conduct of the legal entity, will be taken into consideration, among others.

Social and environmental responsibility

In April 2014, the CMN approved Resolution No. 4,327/14, introducing guidelines for the establishment and implementation of the Social and Environmental Responsibility Policy (PRSA) by financial institutions. Aimed at formalizing basic procedures and guidelines for this process, in August 2014 the Brazilian Federation of Banks (FEBRABAN) published SARB Instruction No. 14, establishing a self-regulation program for the development and implementation of PRSA for financial institutions that are signatories of the Banking Self-Regulation System, such as Bradesco.

This set of legislation, comprising resolutions and self-regulations, establishes that such policy must establish guidelines to drive social and environmental actions in business and other activities, as well as its relationship with any interested parties. Accordingly, the institution should take into account the nature and complexity of its activities, as well as its level of exposure to the social and environmental risk, defined as the principles of proportionality and relevance, respectively.

The law established an adjustment period for institutions to adjust their systems and processes to these new requirements, so that the PRSA be approved, and for the start of the respective action plan, according to the schedule below: (i) until February 28, 2015, by the institutions required to implement the Internal Capital Adequacy Assessment Process (ICAAP), according to regulation in force; and (ii) until July 31, 2015, by other institutions.

In advance of Resolution No. 4,327/14, over the first half of 2013, Bradesco’s Sustainability and Corporate Planning areas commenced discussing the structure of a strategic plan focused on business and the definition of the main sustainability guidelines for the next five years. This process has involved the Diretoria Executiva and all areas of the group, and its main purpose is to establish a clear connection between the sustainability actions and the business, allowing for the diligent management of risks and opportunities.

Rotational requirements of independent accounting firm

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

79 Bradesco

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

Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are obliged to have our financial statements audited every six months in accordance with accounting practices adopted in Brazil (BR GAAP), applicable to institutions authorized to operate by the Central Bank. Quarterly financial information filed with the CVM is subject to review by our independent auditors. Additionally, as required by CMN Resolution No. 3,786/09, we also are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the opinion of an independent auditing firm.

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

Pursuant to this regulation, financial institutions having RC of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third party deposits of over R$5.0 billion are also required to create an audit committee consisting of independent members. The number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions' bylaws. The Audit Committee is responsible for recommending to management which independent accounting firm to engage, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were revised in December 2003 to stipulate the existence of an audit committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 1, 2004. In October 2006, the CMN enacted stricter requirements to be followed by the members of the Audit Committee. In April 2014, the CMN changed certain rules related to audit committees in order to improve the composition and operation of such committees. These rules provided that up to one third of its members may exercise another single consecutive term of office, granting more independence to the Audit Committees of privately-held institutions. See "Item 16.D. Exemptions from the listing standards for Audit Committees."

Since July 2004, we are required to publish a semi-annual audit committee report together with our financial statements. Our Audit Committee's first report was issued together with our financial statements for the second half of 2004.

In September 2009, the Central Bank issued rules setting criteria for auditors on the latter preparation of reports on the quality and compliance of the internal controls systems, and on non-compliance with legal and regulatory provisions. These norms, amended in January 2010, state that in addition to their regular auditing functions, auditors must assess the following items: (i) control environment; (ii) risk identification and assessment; (iii) controls adopted; (iv) information and communication policies; (v) forms of monitoring and improvement and (vi) deficiencies identified.

80 Form 20-F – December 2014

Form 20-F

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

In August 2004, the CVM issued Instruction No. 409/04, which became effective in November 2004, and has been amended a number of times since then, consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank, and equity mutual funds were regulated by the CVM.

In December 2014, the CVM enacted Instruction No. 555/14, which will replace Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, Instruction No. 555/14 addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the customer’s profile in connection with funds investing over 95.0% of its net equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the fund management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets. Instruction No. 555/14 will become effective on July 1, 2015.

Pursuant to CVM limits and our Bylaws, our investment funds must keep their assets invested in securities and types of trades available in the financial and capital markets.

Securities, as well as other financial assets which are an integral part of the investment fund portfolio, should be duly registered in the registration system with a custodian or central depository, authorized by the Central Bank or the CVM to carry out such activities.

 In addition to the limitations specified in each financial investment fund's bylaws, they may not:

•      invest more than 10.0% of their net assets in securities of a single issuer, if that issuer is: (i) a publicly-held non-financial institution; or (ii) a federal, state, or municipal entity; or (iii) another investment fund, except for equity funds;

•      more than 20.0% of their net assets in securities issued by the same financial institution (including the fund administrator); and

•      invest more than 5.0% of their net assets if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank.

There are no limits when the issuer is the Federal Government. For the purposes of these limits, the same issuer means the parent company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

Under the current regulation (Instruction No. 409/04), the qualified investor funds require a minimum investment of R$1 million per investor and are subject to concentration limitations per issuer or per type of asset as long as this is stated in their bylaws. Under the new regulation (Instruction No. 555/14), this privilege becomes eligible only for funds for professional investors.

In addition, CVM Instruction No. 409/04 states that funds may hold financial assets traded abroad in their portfolios as follows: (i) for foreign-debt funds and qualified investor funds that stipulate this possibility, there is no limit; (ii) for multimarket funds, up to 20.0% of net assets; and (iii) for other funds, up to 10.0% of net assets. Instruction No. 555/14 changes these limits to: (i) no limits, for funds classified as “Fixed Income – Foreign Debt,”, funds exclusively intended for professional investors that include in their denomination the suffix “Foreign Investment”, and certain funds exclusively intended for qualified investors; (ii) up to 40.0% of its net equity for funds exclusively intended for qualified investors that do not follow certain provisions set forth in this Instruction; and (iii) up to 20.0% of its net equity for general public funds.

81 Bradesco

Form 20-F

Also in December 2014, the CVM established a new concept for qualified and professional investors. Companies and individuals are to be deemed professional investors if they hold financial investments above R$10.0 million, and are deemed to be qualified investors if they hold financial investments above R$1 million. These definitions will become effective in July 1, 2015.

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

Insurance regulation

The Brazilian insurance business is regulated by Decree Law No. 73/66, as amended, which created two regulatory agencies, the CNSP and SUSEP. SUSEP is responsible for implementing and overseeing CNSP's policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may underwrite policies only through qualified brokers.

82 Form 20-F – December 2014

Form 20-F

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

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements as provided by SUSEP regulations.

Under Complementary Law No. 126/07, the ceding party, (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession to the extent of the following percentages of risks ceded: (i) 60.0% in the first three years as of January 16, 2007; and (ii) 40.0% in subsequent years. Under SUSEP Resolution No. 225/10, insurance companies must have contracts with local reinsurers for at least 40.0% of ceded reinsurance in facultative or automatic contracts. The new rule will apply to existing automatic contracts upon renewal or as of March 31, 2012, whichever is earlier.

The new law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits.

CNSP Resolution No. 232/11 prohibited a local insurance or reinsurance company from transferring more than 20.0% of each policy premium to their foreign affiliates. This restriction does not apply to the guarantee business, nuclear risks and risks related to export credit, rural credit and domestic credit, which are subject to different legal requirements and regulations.

In 2013, CNSP issued Resolution No. 302/13 which regulates the minimum capital requirement and to solvency regularization plans for insurance companies, capitalization bond entities, open pension plan entities and local reinsurance companies. The main changes in such regulation were the following:

•      consolidation of the correction plans and the plans of solvency recovery into a single plan, as the solvency regularization plan (PRS);

•      establishment of a liquidity minimum ratio (20.0%) over the minimum capital requirement , so that the companies can promptly react to unexpected losses incurred by their capital;

•      changes to the base capital for open pension plan entities constituted as business corporations; and

•      exclusion of all references to solvency margin, once all risk portions were already established in the capital requirement rules.

The CNSP Resolution No. 302/13 was revoked by CNSP Resolution No. 316/14, which maintained a large part of the prior rules. The main change was the definition of the capital installment amounts applicable to Supplementary Pension Plan Open Entities, which are now applicable to insurance companies. In December 2014, the CNSP issued Resolution No. 317/14, addressing criteria for calculating risk capital based on the market risk of local insurance companies, supplementary pension plan open entities, capitalization companies and reinsurance companies.

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

83 Bradesco

Form 20-F

Health insurance

Private health insurance and health plans are regulated by Law No. 9,656/98, as amended, which we refer to as the "Health Insurance Law," containing general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers.

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

Open pension plans and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, which addresses the set up, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and open supplementary pension fund entities.

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

IOF on foreign exchange transactions

IOF may be levied on a variety of forex transactions, including the conversion of Brazilian currency into any foreign currency for the payment of dividends and repatriation of capital invested in our ADSs. The general IOF rate on forex transactions is 0.38%, but 0.0% on forex transactions of an interbank nature and for the payment of dividends and interest on equity to foreign investors.

An IOF zero rate is to be levied on the settlements of foreign exchange operations in connection with the inflow and outflow of funds in Brazil, related to resources funded by foreign loans and financings, without any restriction as to the funding date. However, since March 2011, the IOF rate was increased to 6% for foreign loans, depending on their payment dates. The minimum average payment period set forth in the rules has been changed several times since 2011. Accordingly, in the period from December 5, 2012 to June 4, 2014, the IOF rate was levied at 6.0% on settlements of foreign exchange operations in connection with the inflow of funds into Brazil, including those operations carried out by way of simultaneous operations related to foreign loans subject to registration with the Central Bank, raised directly or through the issuance of securities in the international market, with the minimum average period of 360 days. If the repayment term of the loan was higher than 360 days the IOF rate of these operations was reduced to 0.0%. As from July 4, 2014, this IOF rate at 6.0% started to be levied for settlement of foreign operations in connection with the inflow of foreign loans with minimum average periods of 180 days. If the payment period is longer than 180 days, the IOF rate will be reduced to 0.0%.

Since June 2013, the IOF rate of foreign exchange operations related to the flow of funds into the country, including through simultaneous operations carried out by foreign investors for investment in the Brazilian financial and capital markets is 0.0%.

84 Form 20-F – December 2014

Form 20-F

The following foreign exchange transactions are also subject to a 0.0% IOF rate:

•      definition of an initial or additional guarantee margin required by stock, futures and commodities exchanges;

•      transfers from and to abroad related to applications of investment funds in the international market, subject to the limits and conditions established by the CVM;

•      purchase of foreign currency by an institution authorized to operate in the foreign exchange market, simultaneously carried out with a sales operation, such simultaneous exchange transactions are mandatory under regulatory provisions;

•      settlement of simultaneous foreign exchange transactions, for the purpose of funds entering due to cancellation of depositary receipts, for investment in shares traded on exchange; and

•      inflow of income from the export of goods and services into Brazil.

In March 2011, Decree No. 7,454/11 increased the tax rate on currency exchange transactions from 2.38% to 6.38% for payments made by credit card administrators or commercial or multiple banks acting as card issuers, when such amounts arise from the purchase of goods and services abroad by their cardholders.

In December 2013, Decree no. 8,175/13 provided that the IOF rate is 6.38% on foreign exchange transactions settled beginning as of December 28, 2013: (i) intended to comply with obligations of administrators of cards with international use or of commercial or multiple banks, in the capacity of credit card or debit card issuers, deriving from withdrawals made abroad by its users; and (ii) acquisition of foreign currency in the form of traveler checks and loading of prepaid international card, intended to meet personal expenditures in international travels.

IOF on bonds or securities transactions

IOF tax may also be charged on transactions related to acquisition, granting, withdrawal, renegotiation or payment for settlement of securities. Maximum IOF rate in securities is 1.5% per day. IOF rate in transactions with securities is reduced to 0.0% in some cases, including in granting of shares that are admitted to negotiation in stock exchanges located in Brazil, for the specific purpose of backing issuances of depositary receipts traded abroad.

In September 2011, IOF was levied on transactions involving derivative contracts. The tax rate is 1.0% on the notional amount, adjusted in the acquisition, sale or maturity of financial derivative contracts entered into in Brazil that, individually, result in an increase of the sold foreign exchange exposure or reduction of the purchased foreign exchange exposure.

The legislation allows for some deductions from the calculation basis, such as: (i) the sum of the notional value adjusted by the acquisition, sale or maturity of financial derivative contracts entered into in Brazil, on the day, and that, individually, results in an increase of the purchased foreign exchange exposure or reduction of the sold foreign exchange exposure; (ii) the adjusted net foreign exchange exposure purchased, obtained on the previous business day; and (iii) the reduction of the net foreign exchange exposure sold and the increase of the net foreign exchange exposure purchased compared to the previous business day, not resulting from acquisitions, sales or maturities of financial derivatives contracts. Beginning on June 13, 2013, the tax on financial transactions (IOF) rate for these transactions is reduced to zero.

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

IOF on securities operations is also levied on transactions carried out in the fixed income market and at redemption of investment fund shares and investment club shares. IOF is levied on the redemption, granting or renegotiation value, limited to transaction earnings, based on the period. For more information on financial investment funds and equity funds, see "Regulation and Supervision – Asset management regulation." The rate of IOF payable in such cases is 1.0% per day and decreases with the duration of the transactions, reaching zero for transactions with maturities of at least 30 days, except that the rate is currently 0.0% for the following types of transactions:

85 Bradesco

Form 20-F

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

•      debentures pursuant to Article 52 of Law No. 6,404/76, with Real Estate Receivables Certificates mentioned in Article 6 of Law No. 9,514/97, and with Financial Letters mentioned in Article 37 of Law No.12,249/10; and

•      trading of units of fixed-rate index funds on stock exchanges or organized over-the-counter markets.

IOF on loan transactions

IOF is levied on loan transactions where the taxable event is the delivery of the obligation amount or value, or the event of making it available to the interested party.

Rate applicable to loan transactions of any type, including credit opening is 0.0041% per day to legal entity borrowers and since January 22, 2015, 0.0082% to or individual borrowers.

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

Since January 2008, besides IOF as aforementioned, loans and advances have been subject to IOF additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity. For legal entities, IOF rate calculation base is not the sum of outstanding debt balances, IOF shall not exceed 1.8765% which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment and for individuals, it will not exceed a 3.373% rate.

IOF on loan transactions is levied on transactions between individuals and legal entities domiciled in Brazil, as well as on transactions whose creditor resides in Brazil, even if the debtor is located abroad. However, the tax on financial transactions (IOF) is not levied on loan transactions where the lender is located abroad and the borrower is in Brazil.

IOF on insurance transactions

IOF is levied on insurance transactions where the taxable event is the receipt of premium. Applicable rates are as follows:

•      0.0% on: (i) reinsurance transactions; (ii) transactions related to mandatory insurance, linked to residential real estate financing granted by an agent of the national housing system (SFH); (iii) insurance transactions for export credits and international merchandise transportation; (iv) aeronautical insurance and civil liability of airlines; (v) premiums intended to finance life insurance plans with survival coverage; and (vi) guarantee insurance;

•      0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;

•      2.38% private health insurance business; and

•      7.38% for all other insurance transactions.

86 Form 20-F – December 2014

Form 20-F

Income and social contribution taxes on income

Federal taxes on company income include two components, income tax known as "IRPJ" and tax on net profits, known as "Social Contribution" or "CSLL." Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. Social contribution tax is calculated based on a general rate of 9.0% of adjusted net income. However, since May 2008, financial institutions and affiliated companies have been taxed at a rate of 15.0%. For further information on our income tax expense, see Note 17 to our consolidated financial statements in "Item 18. Financial Statements."

Due to taxation on universal bases, companies are taxed based on their global income rather than income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profitson an annual basis.

In accordance with Law No. 12,973/14, income earned through a foreign associate is only taxable in Brazil upon effective availability, provided that the associate is not subject to certain tax regimes and conditions, such as sub-taxation regime and own active income higher than 80.0%, for example. Also in accordance with Law No. 12,973/14, the GAAP adjustments will be formalized through sub-accounts, with tax consolidation rules applicable up to the 2022, in which consolidation of a subsidiary’s results deriving from its own active income with the results of its controlling company in Brazil, provided that certain requirements are met.

Since payment of dividends is not tax deductible for the corporation distributing them, Brazilian legislation allows an alternative means of remunerating shareholders in the form of "interest on equity" which may be deducted from taxable income. This deduction is limited to the product of the pro rata die variation of the long-term interest rate announced by the Brazilian government, known as the "TJLP," times the corporation's equity calculated in accordance with BR GAAP and Article 9, paragraph 8 of Law No. 9,249/95, not exceeding:

•      50.0% of net income (before the above distribution and any deductions for income taxes) in accordance with BR GAAP for the year in respect of which the payment is made; or

•      50.0% of retained earnings, in accordance with BR GAAP, for the year prior to the year in which payment is made.

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

Tax losses of Brazilian companies accrued in prior years may offset income from future years up to 30.0% of annual taxable income, with no time limit.

Gains realized by individual residents in Brazil on any disposition of common or preferred shares in Brazilian stock exchanges or similar markets are generally taxed at the following rates:

•      20.0% if the transaction is "day-trade" on a stock exchange; or

•      15.0% for all other transactions.

In addition, residents in Brazil who trade on equity markets, except for day-trades, are subject to a withholding income tax of 0.005% levied on certain amounts:

This taxation system was created in order to facilitate the Brazilian tax authority's supervision of transactions in the financial and capital markets. Withholding income taxes as mentioned above, is treated as advance of income tax due and may be: (i) deducted from income tax levied on net monthly gains; (ii) offset with tax due in subsequent months; (iii) offset in annual income tax declaration of adjustment (if there is withheld tax to be returned); or (iv) offset with the outstanding withholding income tax due on capital gains from the sale of shares.

Brazilian residents day-trading on stock, commodities or futures exchanges, or similar markets, are also subject to an additional withholding tax similar to the described above, at a rate of 1.0%.

Gains on disposition of shares in Brazil by investors who reside in a jurisdiction deemed to be a "tax haven" under Brazilian law (any country that: (i) does not charge income tax; (ii) charges income tax at a rate of less than 17.0%; or (iii) a country whose corporate law opposes confidentiality on ownership of corporate entities) are subject to the same rates applicable to resident holders in Brazil, as previously described.

87 Bradesco

Form 20-F

Gains obtained on disposition of shares in Brazil by holders who are resident overseas, in a country that, according to Brazilian laws, is not deemed a tax haven, are not subject to Brazilian tax if:

•      amounts received directly from issuing companies and capital gain earned on sale of assets that backed BDRs, in case it is cancelled; or

•      the foreign investment in shares is registered with the Central Bank pursuant to CMN Resolution No. 4,373/14.

Otherwise, the same treatment afforded to residents in Brazil will be applicable.

There is a zero income tax rate on income from transactions involving Brazilian government bonds purchased as of February 2006, except those for which buyers enter into resell agreements under CMN rules and conditions. This zero income tax rate is also applicable to income of non-residents that invest in shares of investment funds exclusively for non-resident investors, if their portfolio is at least, 98.0% government bonds. This zero tax rate is not applicable if the beneficiary is resident or domiciled in a country deemed a tax haven.

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

Income of Brazilian residents from redemption, sale or amortization of shares in investment funds, private equity funds, funds of funds and emerging markets investment funds, including income resulting from liquidation of the fund, is subject to an income tax rate of 15.0% on the positive difference between redemption or sale value and acquisition cost.

In June 2010, legislation introduced thin capitalization rules, and limited deduction for interest paid or credited by a Brazilian company to: (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying; and (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime.

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

In November 2010, the Brazilian tax authorities issued a normative instruction altering the tax treatment applicable to variation in the monetary value of taxpayers' credit rights and obligations due to varying exchange rates. Under this new instrument, as of the 2011 calendar year, the election of tax regime for taxation of exchange-rate variations: (i) may only be exercised in January of each calendar year; and (ii) may only be altered during the fiscal year if there is "material variation in the exchange rate," as published by a Finance Ministry directive.

PIS and COFINS

Two federal taxes are imposed on the gross revenues of corporate entities: PIS and COFINS. Nonetheless, many revenues, such as: dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets (investments, fixed assets and intangible assets) and export revenues paid in foreign currency are not included in the calculation base for PIS and COFINS. Revenues earned by corporations domiciled in Brazil are subject to PIS and COFINS taxes corresponding to interest on equity.

88 Form 20-F – December 2014

Form 20-F

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

Since August 2004 and until the end of June, 2015, PIS and COFINS rates are 0.0% for financial income earned by companies subject to the non-cumulative applicability of these taxes, including financial income arising from hedging operations. In April 2015, Decree Law No. 8,426/15 required that as from July 2015, these rates will return to 0.65% and 4.0%, respectively. However, since 2004, rates and levying of these contributions on income from interest on equity have not been changed and were maintained at 1.65% for PIS and 7.6% for COFINS.

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

Selected Statistical Information

Selected statistical data shown in this section as of and for the years ended December 31, 2014, 2013 and 2012 is derived from our audited consolidated financial statements prepared in accordance with IFRS, included elsewhere in this annual report. The data for the years ended December 31, 2011 and 2010, is derived from our audited consolidated financial statements prepared in accordance with IFRS which are not included herein.

We have included the following information for analytical purposes. You should read this information (for the years ended December 31, 2014, 2013, and 2012) in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements in "Item 18. Financial Statements."

89 Bradesco

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

Interest-earning assets

December 31,	R$ in thousands, except %
	2014			2013			2012
	Average balance	Interest and similar income	Average yield/ interest	Average balance	Interest and similar income	Average yield/ interest	Average balance	Interest and similar income	Average yield/ interest
Interest‑earning assets
Financial assets held for trading	83,791,866	9,357,339	11.2%	80,909,973	7,872,493	9.7%	89,783,466	7,816,181	8.7%
Financial assets available for sale	84,494,315	9,537,105	11.3%	79,895,464	7,740,512	9.7%	66,875,502	6,434,573	9.6%
Investments held to maturity	24,024,810	2,870,674	11.9%	3,791,552	603,768	15.9%	3,657,763	589,835	16.1%
Assets pledged as collateral	130,319,525	13,953,796	10.7%	112,404,700	12,770,916	11.4%	94,667,517	9,090,234	9.6%
Loans and advances to banks	76,830,557	8,709,828	11.3%	104,232,013	8,899,967	8.5%	78,977,399	6,791,429	8.6%
Loans and advances to customers	317,455,318	55,140,405	17.4%	289,336,399	49,645,420	17.2%	262,228,228	48,463,833	18.5%
Central Bank compulsory deposits	47,038,434	4,277,351	9.1%	42,757,972	3,110,877	7.3%	48,722,266	3,808,229	7.8%
Other assets	605,011	46,598	7.7%	575,113	38,671	6.7%	546,918	37,540	6.9%
Total interest‑earning assets	764,559,836	103,893,096	13.6%	713,903,186	90,682,624	12.7%	645,459,059	83,031,854	12.9%
*
Non‑interest‑earning assets
Cash and balances with banks	11,795,512	-	-	11,969,749	-	-	14,620,739	-	-
Central Bank compulsory deposits	6,203,757	-	-	6,719,354	-	-	8,618,901	-	-
Financial assets available for sale (shares)	5,403,709	-	-	6,849,306	-	-	7,690,050	-	-
Non‑performing loans and advances to customers (1)	13,733,170	-	-	11,273,935	-	-	10,588,578	-	-
Impairment of loans and advances	(21,602,532)	-	-	(21,305,397)	-	-	(20,501,971)	-	-
Investments in associated companies and joint ventures	3,519,890	-	-	2,855,127	-	-	2,635,972	-	-
Property and equipment, net of accumulated depreciation	4,441,468	-	-	4,323,084	-	-	4,348,807	-	-
Intangible assets and goodwill, net of accumulated amortization	7,872,367	-	-	8,155,015	-	-	8,562,449	-	-
Current and deferred income tax	35,008,119	-	-	32,488,983	-	-	27,815,418	-	-
Other assets	41,402,123	-	-	42,512,399	-	-	39,255,038	-	-
Total non‑interest‑earning assets	107,777,583	-	-	105,841,555	-	-	103,633,981	-	-
*	*	*	*	*	*	*	*	*	*
Total assets	872,337,419	103,893,096	11.9%	819,744,741	90,682,624	11.1%	749,093,040	83,031,854	11.1%
(1) Overdue by more than 60 days.

90 Form 20-F – December 2014

Form 20-F

Interest-bearing liabilities

December 31,	R$ in thousands, except %
	2014			2013			2012
	Average balance	Interest and similar expense	Average yield/ interest	Average balance	Interest and similar expense	Average yield/ interest	Average balance	Interest and similar expense	Average yield/ interest
Interest‑bearing liabilities
Interbank deposits	695,132	86,232	12.4%	671,404	63,268	9.4%	471,502	48,529	10.3%
Savings deposits	84,921,694	5,440,263	6.4%	73,307,137	4,112,323	5.6%	62,758,934	3,623,935	5.8%
Time deposits	91,990,788	6,441,317	7.0%	99,565,994	5,828,956	5.9%	117,960,891	7,555,947	6.4%
Funding in the open market	192,967,597	19,161,452	9.9%	182,981,063	16,671,777	9.1%	152,443,947	11,758,260	7.7%
Borrowings and onlendings	56,123,972	1,821,103	3.2%	49,273,352	1,937,991	3.9%	47,408,499	2,349,470	5.0%
Funds from securities issued	69,849,843	6,689,844	9.6%	52,476,783	3,646,584	6.9%	50,848,755	3,439,688	6.8%
Subordinated debt	35,826,626	3,787,060	10.6%	35,560,706	3,132,915	8.8%	32,278,136	2,884,331	8.9%
Insurance technical provisions and pension plans	136,308,516	10,420,058	7.6%	125,179,124	5,988,328	4.8%	107,519,858	7,985,971	7.4%
Total interest-bearing liabilities	668,684,168	53,847,329	8.1%	619,015,563	41,382,142	6.7%	571,690,522	39,646,131	6.9%
*
Non-interest-bearing liabilities
Demand deposits	35,138,920	-	-	36,876,193	-	-	33,138,109	-	-
Other non‑interest‑bearing liabilities	91,429,077	-	-	95,039,096	-	-	81,203,950	-	-
Total non‑interest‑bearing liabilities	126,567,997	-	-	131,915,289	-	-	114,342,059	-	-
*
Total liabilities	795,252,165	53,847,329	6.8%	750,930,852	41,382,142	5.5%	686,032,581	39,646,131	5.8%
*
Equity attributable to controlling shareholders	76,574,415	-	-	68,216,774	-	-	62,463,588	-	-
Non-controlling interest	510,839	-	-	597,115	-	-	596,871	-	-
Total liabilities and equity	872,337,419	53,847,329	6.2%	819,744,741	41,382,142	5.0%	749,093,040	39,646,131	5.3%

91 Bradesco

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

December 31,	R$ in thousands
	2014/2013			2013/2012
	Increase/(decrease) due to changes in
	Average volume	Average yield/rate	Net change	Average volume	Average yield/rate	Net change
Interest‑earning assets
Financial assets held for trading	288,454	1,196,391	1,484,845	(813,984)	870,297	56,313
Financial assets available for sale	464,565	1,332,028	1,796,593	1,261,115	44,824	1,305,939
Investments held to maturity	2,453,574	(186,668)	2,266,906	21,373	(7,440)	13,933
Assets pledged as collateral	1,949,309	(766,429)	1,182,880	1,860,942	1,819,740	3,680,682
Loans and advances to banks	(2,680,978)	2,490,839	(190,139)	2,156,723	(48,185)	2,108,538
Loans and advances to customers	4,877,444	617,541	5,494,985	4,798,089	(3,616,502)	1,181,587
Central Bank compulsory deposits	333,685	832,789	1,166,474	(445,577)	(251,775)	(697,352)
Other assets	2,087	5,840	7,927	1,907	(776)	1,131
Total interest‑earning assets	7,688,140	5,522,331	13,210,471	8,840,588	(1,189,817)	7,650,771
*
Interest‑bearing liabilities
Interbank deposits	2,307	20,657	22,964	19,126	(4,387)	14,739
Savings deposits	700,331	627,609	1,327,940	594,244	(105,856)	488,388
Time deposits	(467,788)	1,080,149	612,361	(1,112,949)	(614,042)	(1,726,991)
Funding in the open market	940,788	1,548,887	2,489,675	2,579,504	2,334,013	4,913,517
Borrowings and onlendings	248,568	(365,456)	(116,888)	89,365	(500,844)	(411,479)
Funds from securities issued	1,420,379	1,622,881	3,043,260	111,750	95,146	206,896
Subordinated debt	23,597	630,548	654,145	289,698	(41,114)	248,584
Insurance technical provisions and pension plans	573,617	3,858,113	4,431,730	1,164,226	(3,161,869)	(1,997,643)
Total interest‑bearing liabilities	3,441,799	9,023,388	12,465,187	3,734,964	(1,998,953)	1,736,011

Net interest margin and spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest margin with net interest spread for the periods indicated:

December 31,	R$ in thousands, except %
	2014	2013	2012
Average balance of interest‑earning assets	764,559,836	713,903,186	645,459,059
Average balance of interest‑bearing liabilities	668,684,168	619,015,563	571,690,522
Net interest income (1)	50,045,767	49,300,483	43,385,723
*
Interest rate on the average balance of interest‑earning assets	13.6%	12.7%	12.9%
Interest rate on the average balance of interest‑bearing liabilities	8.1%	6.7%	6.9%
Net yield on interest‑earning assets (2)	5.5%	6.0%	5.9%
*
Net interest margin (3)	6.5%	6.9%	6.7%
(1) Total interest income less total interest expenses;
(2) Difference between the yield on the rates of the average interest earning assets and the rate of the average interest bearing liabilities; and
(3) Net interest income divided by average interest earning assets.

92 Form 20-F – December 2014

Form 20-F

Return on equity and assets

The following table shows selected financial indices for the periods indicated:

December 31,	R$ in thousands, except % and per share information
	2014	2013	2012
Net income attributable to controlling shareholders	15,314,943	12,395,920	11,291,570
Average total assets	872,337,419	819,744,741	749,093,040
Average equity attributable to controlling shareholders	76,574,415	68,216,774	62,463,588
Net income attributable to controlling shareholders as a percentage of average total assets	1.8%	1.5%	1.5%
Net income attributable to controlling shareholders as a percentage of average equity attributable to controlling shareholders	20.0%	18.2%	18.1%
Equity attributable to controlling shareholders as a percentage of average total assets	8.8%	8.3%	8.3%
Dividends payout ratio per class of shares (1)	33.0%	33.0%	35.0%
(1) Total declared dividends per share (including interest on equity) divided by net income attributable to controlling shareholders.

Financial assets held for trading, available for sale, investments held to maturity and assets pledged as collateral

The following table shows, as of the dates indicated, the breakdown of our financial assets held for trading, available for sale at fair value and our investments held to maturity at amortized cost. For more information on the treatment of our financial assets held for trading, available for sale and investments held to maturity see Notes 2(e), 20, 21 and 22 to our consolidated financial statements included in "Item 18. Financial Statements."

December 31,	R$ in thousands, except %
	2014	2013	2012
Financial assets held for trading
Brazilian government securities	35,014,906	46,847,468	46,014,522
Corporate debt and marketable equity securities	10,332,717	17,886,442	36,221,243
Bank debt securities	15,905,309	20,187,824	18,485,686
Mutual funds	12,336,964	8,426,678	7,650,252
Derivative financial instruments	4,421,457	2,509,028	3,222,631
Foreign government securities	68,397	235,083	244,168
Brazilian sovereign bonds	418,561	-	-
Total financial assets held for trading	78,498,311	96,092,523	111,838,502
Financial assets held for trading as a percentage of total assets	8.4%	11.5%	14.0%
*
Financial assets available for sale
Brazilian government securities	70,149,037	28,985,685	63,965,466
Corporate debt securities	41,366,773	31,058,356	10,895,299
Marketable equity securities	5,829,244	5,880,497	5,524,668
Bank debt securities	3,354,779	1,849,287	862,921
Brazilian sovereign bonds	261,901	64,586	273,776
Total financial assets available for sale	120,961,734	67,838,411	81,522,130
Financial assets available for sale as a percentage of total assets	13.0%	8.1%	10.2%
*
Investments held to maturity
Brazilian government securities	25,032,157	23,029,469	3,659,576
Brazilian sovereign bonds	38,874	39,557	56,097
Total investments held to maturity	25,071,031	23,069,026	3,715,673
Investments held to maturity as a percentage of total assets	2.7%	2.8%	0.5%

93 Bradesco

Form 20-F

The following table shows our assets pledged as collateral as of the dates indicated. For additional information about our assets pledged as collateral, see Note 23 to our consolidated financial statements included in "Item 18. Financial Statements."

December 31,	in thousands of R$, except percentages
	2014	2013	2012
Financial assets held for trading
Brazilian government securities	1,257,413	2,924,653	8,609,468
Total of financial assets held for trading	1,257,413	2,924,653	8,609,468
Financial assets held for trading as a percentage of total assets	0.1%	0.3%	1.1%
*
Financial assets available for sale
Brazilian government securities	7,095,516	44,667,819	19,308,061
Brazilian sovereign bonds	-	-	149,284
Corporate debt securities	3,661,955	1,939,437	3,431,710
Bank debt securities	3,858,993	453,231	454,320
Total of financial assets available for sale	14,616,464	47,060,487	23,343,375
Financial assets available for sale as a percentage of total assets	1.6%	5.6%	2.9%
*
Investments held to maturity
Brazilian sovereign bonds	-	4,360	267,421
Total of investments held to maturity	-	4,360	267,421
Investments held to maturity as a percentage of total assets	-	-	-
*
Loans and advances to banks
Interbank investments	136,738,812	67,750,725	73,913,035
Total of Loans and advances to banks	136,738,812	67,750,725	73,913,035
Loans and advances to banks as a percentage of total assets	14.7%	8.1%	9.2%
*
Total assets pledged as collateral	152,612,689	117,740,225	106,133,299
Assets pledged as collateral as a % of total assets	16.4%	14.0%	13.3%

94 Form 20-F – December 2014

Form 20-F

Maturity distribution

The following table shows maturity dates and weighted average yield as of December 31, 2014, for our securities received under resale agreements, financial assets held for trading, financial assets available for sale and investments held to maturity.

December 31, 2014	in thousands of R$, except percentages
	Due in 1 year or less		Due after 1 year up to 5 years		Due after 5 years up to 10 years		Due after 10 years		No stated maturity		Total
	Average balance	Average yield	Average balance	Average yield	Average balance	Average yield	Average balance	Average yield	Average balance	Average yield	Average balance	Average yield
Financial assets held for trading
Brazilian government securities	17,563,056	11.1%	10,353,740	11.1%	6,375,532	10.4%	722,578	11.1%	-	-	35,014,906	11.0%
Foreign government securities	68,397	9.6%	-	-	-	-	-	-	-	-	68,397	9.6%
Corporate debt and marketable equity securities (1)	1,631,794	6.1%	4,589,305	5.4%	1,757,313	6.6%	380,634	6.6%	1,973,671	-	10,332,717	5.9%
Bank debt securities	5,118,914	7.8%	10,553,008	7.2%	204,270	7.2%	29,117	5.0%	-	-	15,905,309	7.4%
Mutual funds (2)	-	-	-	-	-	-	-	-	12,336,964	-	12,336,964	-
Derivative financial instruments	2,289,083	-	1,743,667	-	386,975	-	1,732	-	-	-	4,421,457	-
Brazilian sovereign bonds	8,259	7.9%	152,142	6.0%	19,875	2.9%	238,285	11.0%	-	-	418,561	8.7%
Total financial assets held for trading	26,679,503	-	27,391,862	-	8,743,965	-	1,372,346	-	14,310,635	-	78,498,311	-
*
Financial assets available for sale
Brazilian government securities	47,664,134	11.1%	8,754,473	10.9%	5,869,031	7.2%	7,861,399	7.7%	-	-	70,149,037	10.4%
Brazilian sovereign bonds	-	-	13,629	8.9%	-	-	248,272	13.3%	-	-	261,901	13.1%
Corporate debt securities	3,379,597	10.6%	10,725,511	8.3%	18,312,863	7.9%	8,948,802	9.7%	-	-	41,366,773	8.6%
Bank debt securities	1,479,479	4.4%	998,188	7.9%	876,123	6.2%	989	9.0%	-	-	3,354,779	5.9%
Marketable equity securities (2)	-	-	-	-	-	-	-	-	5,829,244	-	5,829,244	-
Total financial assets available for sale	52,523,210	-	20,491,801	-	25,058,017	-	17,059,462	-	5,829,244	-	120,961,734	-
*
Investments held to maturity
Brazilian government securities	251,847	11.1%	2,918,924	15.9%	6,521,620	15.4%	15,339,766	15.7%	-	-	25,032,157	15.6%
Brazilian sovereign bonds	-	-	38,874	8.9%	-	-	-	-	-	-	38,874	8.9%
Total investments held to maturity	251,847	-	2,957,798	-	6,521,620	-	15,339,766	-	-	-	25,071,031	-
*
Overall Total	79,454,560	-	50,841,461	-	40,323,602	-	33,771,574	-	20,139,879	-	224,531,076	-
(1) For no stated maturity, it corresponds to marketable equity securities; and
(2) Investments in these assets are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable.

95 Bradesco

Form 20-F

The following table shows maturity dates and weighted average yield as of December 31, 2014, for our assets pledged as collateral.

December 31, 2014	in thousands of R$, except percentages
	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	Average balance	Average yield	Average balance	Average yield	Average balance	Average yield	Average balance	Average yield	Average balance	Average yield
Financial assets held for trading
Brazilian government securities	7,945	10.2%	1,023,778	9.9%	221,354	8.1%	4,336	6.9%	1,257,413	8.8%
Total of financial assets held for trading	7,945	-	1,023,778	-	221,354	-	4,336	-	1,257,413	-
*
Financial assets available for sale
Brazilian government securities	2,589	10.3%	3,658,325	9.3%	3,434,602	8.1%	-	-	7,095,516	9.3%
Corporate debt securities	-	-	2,618,111	7.0%	1,043,844	6.6%	-	-	3,661,955	6.8%
Bank debt securities	-	-	1,253,853	6.7%	2,605,140	6.7%	-	-	3,858,993	6.7%
Total of financial assets available for sale	2,589	-	7,530,289	-	7,083,586	-	-	-	14,616,464	-
*
Loans and advances to banks
Interbank investments	136,738,812	11.1%	-	-	-	-	-	-	136,738,812	11.1%
Total of loans and advances to banks	136,738,812	-	-	-	-	-	-	-	136,738,812	-
*
Overall Total	136,749,346	-	8,554,067	-	7,304,940	-	4,336	-	152,612,689	-

96 Form 20-F – December 2014

Form 20-F

The following table shows our financial assets held for trading, financial assets available for sale and investments held to maturity as of the dates indicated:

	In thousands of R$
	At fair value		Amortized cost	Total
	Financial assets held for trading	Financial assets available for sale	Investments held to maturity
December 31, 2014
Indexed to reais	76,459,925	117,176,241	25,032,157	218,668,323
Denominated in foreign currency (1)	2,038,386	3,785,493	38,874	5,862,753
*
December 31, 2013
Indexed to reais	95,269,738	60,435,790	23,023,353	178,728,881
Denominated in foreign currency (1)	822,785	7,402,621	45,673	8,271,079
*
December 31, 2012
Indexed to reais	111,489,760	76,095,967	3,659,576	191,245,303
Denominated in foreign currency (1)	348,742	5,426,163	56,097	5,831,002
(1) Predominantly U.S. dollars.

The following table shows our assets pledged as collateral by currency as of the dates indicated:

	R$ in thousands
	At fair value			Amortized cost	Total
	Financial assets held for trading	Financial assets available for sale	Loans and advances to banks	Investments held to maturity
December 31, 2014
Indexed to reais	1,257,413	7,095,516	136,738,812	-	145,091,741
Denominated in foreign currency (1)	-	7,520,948	-	-	7,520,948
*
December 31, 2013
Indexed to reais	2,924,653	44,667,818	67,750,725	-	115,343,196
Denominated in foreign currency (1)	-	2,392,669	-	4,360	2,397,029
*
December 31, 2012
Indexed to reais	8,609,468	19,308,061	73,913,035	-	101,830,564
Denominated in foreign currency (1)	-	4,035,314	-	267,421	4,302,735
(1) Predominantly U.S. dollars.

Loans and advances to customers

The following tables summarize our outstanding loans and advances to customers by category of transaction. Substantially all of our loans and advances to customers are to borrowers domiciled in Brazil and are denominated in reais. The majority of our loans and advances are denominated in reais and indexed to fixed or variable interest rates. A smaller portion of them are denominated in, or indexed to, the U.S. dollar and subject to interest rates.

December 31,	R$ in thousands
	2014	2013	2012	2011	2010
Type of loans and advances to customers
Working capital	62,155,974	59,180,627	53,298,176	49,461,882	39,996,835
Personal credit	45,807,489	41,922,683	32,240,786	24,374,640	20,368,434
BNDES/Finame onlendings	42,168,754	40,543,267	35,703,861	35,398,656	29,554,340
Vehicles - Direct Consumer Financing (CDC)	30,354,903	32,209,642	33,820,338	30,651,218	25,193,370
Housing loans	40,103,169	27,870,462	22,302,967	15,930,568	10,186,535
Export financing	26,141,531	25,662,214	22,665,551	20,504,778	16,659,872
Credit cards	28,072,447	25,473,079	22,367,978	19,776,579	18,474,095
Rural loans	17,057,992	13,651,917	11,580,061	11,036,251	10,179,753
Guaranteed account	10,500,353	10,422,370	9,800,968	9,671,487	9,042,191
Import financing	9,195,381	8,598,811	6,580,312	5,072,822	3,834,498
Leasing	4,319,148	5,713,481	8,035,454	11,550,838	16,365,943
Insurance premiums receivable	4,257,787	3,717,227	2,893,506	2,472,923	2,048,186
Overdraft facilities	3,665,539	3,312,666	2,988,632	2,745,695	3,207,207
Others	25,396,213	25,701,122	24,657,024	24,154,584	20,524,659
Total portfolio	349,196,681	323,979,568	288,935,614	262,802,921	225,635,918
*
Impairment of loans and advances	(21,132,677)	(19,858,234)	(19,914,294)	(17,551,042)	(15,355,736)
*
Net loans and advances to customers	328,064,004	304,121,334	269,021,320	245,251,879	210,280,182

97 Bradesco

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

Export financing – advances on exchange contracts to customers, individuals and companies, exporting through exchange contracts that are normally short- and medium-term loans, onlending of funds from BNDES-EXIM, export credit notes and bonds, and operations structured by our units abroad;

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

Our criteria for segmenting clients for individual credit analysis purposes include those with transactions involving R$30.0 million or more, which is aligned with our evidence-based credit risk management process.

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

Customers not showing specific objective evidence of impairment, both individually significant and individually non-significant, are collectively assessed using our internal models based on collective parameters for observed losses and macroeconomic parameters for economic activity and delinquency.

Models used for collective assessment take into consideration Probability of Default, Loss Given Default, as well as the Loss Identification Period factor.

Probability of Default (PD): states the probability of perceived default by the organization for the customer using an internal model. This risk parameter varies depending on the segment it belongs to: retail models are quantitative, while wholesale models are quantitative and qualitative (judgmental).

Loss Given Default (LGD): refers to the percentage effectively lost after recovery attempts from breach of contract.

Loss Identification Period (LIP): period between the occurrence of event of loss in groups of significant and non-significant financial assets, which are collectively assessed, and its identification by the institution, as impairment.

98 Form 20-F – December 2014

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

We generally classify overdue loans as non-performing loans before charging them off. Impairment of loans and advances related to any loans remains on our books until the loan is charged-off.

For more information on our categorization of loans, see "Regulation and Supervision – Bank regulations – Treatment of loans and advances."

Credit approval process

For a description of our credit approval process, see "Credit Policy."

Indexation

The majority of our portfolio of loans and advances is denominated in reais. However, a portion of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to and denominated in foreign currency consist of onlending of Eurobonds and export and import financing, and represented 10.6% in 2014, 10.2% in 2013 and 9.2% in 2012 of our portfolio of loans and advances. In many cases our customers hold derivative instruments to minimize exchange rate variation risk.

99 Bradesco

Form 20-F

Maturities and interest rates of loans and advances to customers

The following tables show the distribution of maturities of our loans and advances to customers by type, as well as the composition of our loans and advances to customers’ portfolio by interest rate and maturity, as of the dates indicated:

As of December 31, 2014	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(1)	Total loans and advances, gross	Impairment of loans and advances	Total
Type of loans and advances to customers
Working capital	5,479,254	4,837,898	3,076,666	8,032,822	12,566,411	25,991,681	2,171,242	62,155,974	(2,512,775)	59,643,199
Personal credit	3,384,853	2,709,153	2,149,955	5,548,652	8,276,639	21,621,845	2,116,392	45,807,489	(2,877,236)	42,930,253
BNDES/Finame onlendings	1,640,095	1,055,203	1,050,930	3,343,847	6,336,954	28,674,452	67,273	42,168,754	(1,070,517)	41,098,237
Vehicles - Direct Consumer Financing (CDC)	1,675,735	1,634,243	1,462,471	4,070,269	6,742,605	13,365,476	1,404,104	30,354,903	(1,892,497)	28,462,406
Housing loans	170,149	173,515	160,861	633,582	1,791,263	36,787,551	386,248	40,103,169	(1,047,221)	39,055,948
Export financing	1,129,642	1,118,504	1,504,578	3,321,039	2,402,980	16,415,041	249,747	26,141,531	(616,625)	25,524,906
Credit cards	-	-	-	-	-	-	28,072,447	28,072,447	(3,405,529)	24,666,918
Rural loans	555,725	1,051,988	580,076	2,623,686	7,891,692	4,106,418	248,407	17,057,992	(427,932)	16,630,060
Guaranteed account	2,527,824	2,486,848	2,342,526	2,413,594	465,979	8,407	255,175	10,500,353	(241,252)	10,259,101
Import financing	1,130,113	1,069,408	838,402	1,946,631	2,208,763	1,991,709	10,355	9,195,381	(45,570)	9,149,811
Leasing	241,323	236,053	196,659	560,831	892,598	2,070,414	121,271	4,319,149	(294,371)	4,024,778
Insurance premiums receivable	4,102,905	-	-	-	-	154,882	-	4,257,787	(200,768)	4,057,019
Overdraft facilities	1,178,066	813,693	530,870	139,004	233,109	12,935	757,862	3,665,539	(493,240)	3,172,299
Others	7,240,022	3,465,485	2,023,244	2,311,670	1,551,101	4,719,869	4,084,822	25,396,213	(6,007,144)	19,389,069
Total loans and advances to customers	30,455,706	20,651,991	15,917,238	34,945,627	51,360,094	155,920,680	39,945,345	349,196,681	(21,132,677)	328,064,004
(1) Primarily composed of non-performing loans and advances to customers over 60 days, excluding credit cards operations.

As of December 31, 2014	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross
Types of loans and advances to customer by maturity
Fixed rates	28,027,004	18,114,894	13,050,316	28,178,214	41,237,735	83,834,032	39,415,213	251,857,408
Floating rates	2,428,702	2,537,097	2,866,922	6,767,413	10,122,359	72,086,648	530,132	97,339,273
Total	30,455,706	20,651,991	15,917,238	34,945,627	51,360,094	155,920,680	39,945,345	349,196,681

100 Form 20-F – December 2014

Form 20-F

Outstanding foreign loans

The majority of our outstanding cross-border commercial loans that are denominated in foreign currencies are raised in U.S. dollars by subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, 4.0% of our total assets over the last three years. We believe that there are no significant cross-border risks on these transactions, since a substantial part of the related credit risk is guaranteed by the parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, 2.0% of our total assets over the last three years.

Loans and advances to customers by economic activity

The following table summarizes our loans and advances to customers by borrowers' economic activity, as of the dates indicated.

As of December 31,	R$ in thousands, except %
	2014		2013		2012
	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio
Public sector	6,849,002		2,188,831		423,180
Federal Government	6,828,851		2,148,497		260,544
Petrochemicals	6,828,851	2.0%	2,148,497	0.7%	260,544	0.1%
State Government	20,151		40,334		162,636
Production and distribution of electricity	20,151	0.0%	40,334	0.0%	162,636	0.1%
*
Private sector	342,347,679		321,790,737		288,512,434
Manufacturing	56,651,087		58,245,854		54,187,104
Food and beverages	13,640,472	3.9%	13,195,437	4.1%	12,675,722	4.4%
Steel, metallurgy and mechanics	10,092,318	2.9%	11,378,577	3.5%	9,319,624	3.2%
Chemicals	4,522,057	1.3%	4,484,287	1.4%	4,667,812	1.6%
Pulp and paper	3,886,236	1.1%	3,624,721	1.1%	4,104,273	1.4%
Textile and clothing	3,138,214	0.9%	3,203,296	1.0%	3,118,933	1.1%
Oil refining and production of alcohol	1,816,990	0.5%	2,732,785	0.8%	3,915,587	1.4%
Rubber and plastic articles	2,810,322	0.8%	2,876,366	0.9%	2,630,216	0.9%
Extraction of metallic and non-metallic minerals	1,166,969	0.3%	1,707,413	0.5%	1,691,074	0.6%
Light and heavy vehicles	5,353,212	1.5%	4,630,370	1.4%	2,994,134	1.0%
Furniture and wood products	2,205,048	0.6%	2,332,805	0.7%	2,100,539	0.7%
Electro and electronic products	1,237,075	0.4%	1,915,767	0.6%	1,927,052	0.7%
Non-metallic materials	2,081,481	0.6%	2,161,609	0.7%	1,669,913	0.6%
Automotive parts and accessories	1,998,093	0.6%	1,296,869	0.4%	1,096,739	0.4%
Leather articles	791,083	0.2%	818,542	0.3%	793,081	0.3%
Publishing, printing and reproduction	578,718	0.2%	769,280	0.2%	725,450	0.3%
Other industries	1,332,799	0.4%	1,117,730	0.3%	756,955	0.3%
Commercial	43,024,256		45,979,578		45,315,607
Specialty stores	8,317,266	2.4%	11,093,681	3.4%	12,155,901	4.2%
Food, beverages and tobbaco	5,553,398	1.6%	5,490,367	1.7%	5,350,015	1.9%
Non-specialized retailer	5,332,616	1.5%	5,046,434	1.6%	4,329,860	1.5%
Motor vehicles	3,604,046	1.0%	4,195,342	1.3%	3,925,530	1.4%
Parts, acessories and motor vehicle repairing	3,066,004	0.9%	3,402,385	1.1%	3,205,393	1.1%
Clothing and footwear	3,079,345	0.9%	3,522,719	1.1%	3,336,304	1.2%
Personal and household goods	2,211,096	0.6%	2,788,145	0.9%	2,780,625	1.0%
Waste and scrap	3,680,167	1.1%	2,366,354	0.7%	2,136,467	0.7%
Fuel	1,970,667	0.6%	1,901,922	0.6%	1,916,698	0.7%
Trade intermediaries	967,833	0.3%	1,533,412	0.5%	1,581,767	0.5%
Wholesale of goods in general	942,695	0.3%	1,716,400	0.5%	1,624,754	0.6%
Agricultural products	2,292,274	0.7%	1,352,744	0.4%	1,499,320	0.5%
Other commercial activities	2,006,849	0.6%	1,569,673	0.5%	1,472,973	0.5%
Services	97,987,989		84,554,012		72,446,408
Transportation and storage	18,319,498	5.2%	16,825,914	5.2%	15,412,301	5.3%
Real estate activities, rentals and corporate services	13,802,102	4.0%	14,504,420	4.5%	12,561,211	4.3%
Civil construction	24,557,530	7.0%	20,475,364	6.3%	17,453,598	6.0%
Production and distribution of electricity, gas and water	4,616,014	1.3%	4,408,326	1.4%	4,633,717	1.6%
Holding companies, legal, accounting and business advisory services	6,758,970	1.9%	5,386,952	1.7%	3,186,663	1.1%
Social services, education, health, defense and social security	4,778,628	1.4%	4,007,990	1.2%	2,381,784	0.8%
Lodging and catering services	2,919,739	0.8%	2,824,681	0.9%	2,653,359	0.9%
Club, leisure, cultural and sport activities	4,826,010	1.4%	2,234,255	0.7%	2,116,085	0.7%
Telecommunications	774,953	0.2%	484,397	0.1%	540,476	0.2%
Other services	16,634,545	4.8%	13,401,713	4.1%	11,507,214	4.0%
Individuals	141,219,983	40.4%	128,635,645	39.7%	112,989,410	39.1%
Agribusiness	3,464,364	1.0%	4,375,648	1.4%	3,573,905	1.2%
*
Total	349,196,681	100.0%	323,979,568	100.0%	288,935,614	100.0%
*
Impairment of loans and advances	(21,132,677)		(19,858,234)		(19,914,294)

101 Bradesco

Form 20-F

Non-performing loans and advances and impairment of loans and advances

The following table summarizes our non-performing loans and advances, whether they are subject to impairment or not, as well as those neither due nor impaired, and certain asset quality ratios for the dates shown. Our senior management uses some of these ratios for monitoring purposes and to support decision-making when granting loan and advances. For further information regarding the performance of some of these ratios, see Item “5.A. Operating Results."

December 31,	R$ in thousands, except %
	2014	2013	2012	2011	2010
Non‑performing loans and advances to customers, over 60 days	14,779,382	13,650,513	14,455,265	12,968,613	10,014,909
Foreclosed assets	1,006,461	832,546	532,973	445,328	412,142
Total non-performing loans and advances to customers and foreclosed assets	15,785,843	14,483,059	14,988,238	13,413,941	10,427,051
Total loans and advances to customers	349,196,681	323,979,568	288,935,614	262,802,921	225,635,918
Impairment of loans and advances	21,132,677	19,858,234	19,914,294	17,551,042	15,355,736
Non‑performing loans and advances as a percentage of total loans and advances to customers	4.2%	4.2%	5.0%	4.9%	4.4%
Non‑performing loans ad advances and foreclosed assets as a percentage of total loans and advances to customers	4.5%	4.5%	5.2%	5.1%	4.6%
Impairment of loans and advances as a percentage of total loans and advances	6.1%	6.1%	6.9%	6.7%	6.8%
Impairment of loans and advances as a percentage of non-performing loans and advances to customers	143.0%	145.5%	137.8%	135.3%	153.3%
Impairment of loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets	133.9%	137.1%	132.9%	130.8%	147.3%
Net charge‑offs for the period as a percentage of the average balance of loans and advances to customers (including non‑performing loans and advances)	3.2%	3.2%	3.3%	2.5%	2.6%

We do not have a significant amount of foreign loans. The majority of our assets are denominated in reais.

102 Form 20-F – December 2014

Form 20-F

Impairment of loans and advances

The following table shows impairment of loans and advances by type for the periods indicated:

December 31,	R$ in thousands, except %
	2014	2013	2012	2011	2010
Balance at the beginning of the period	19,858,234	19,914,294	17,551,042	15,245,205	14,925,145
*
Charge–off from assets
Working capital	(1,507,974)	(1,447,051)	(1,368,689)	(700,164)	(743,329)
BNDES/Finame onlendings	(272,469)	(232,101)	(152,070)	(117,580)	(172,608)
Personal credit	(1,633,867)	(1,447,057)	(1,111,746)	(872,786)	(805,975)
Credit cards	(1,410,131)	(1,626,581)	(1,578,143)	(1,293,047)	(778,644)
Export financing	(35,501)	(58,366)	(27,148)	(86,792)	(80,564)
Leasing	(252,447)	(381,582)	(477,859)	(627,566)	(529,041)
Housing loans	(154,943)	(94,700)	(67,803)	(66,270)	(45,838)
Rural loans	(60,724)	(69,683)	(56,723)	(54,155)	(72,472)
Guaranteed account	(250,973)	(252,838)	(255,157)	(159,945)	(252,400)
Import financing	(45,435)	(6,910)	(2,543)	(54)	(1,415)
Overdraft facilities	(692,735)	(676,805)	(593,045)	(436,984)	(367,394)
Others (1)	(6,624,258)	(7,026,270)	(6,383,844)	(4,317,347)	(4,152,737)
Total charge–off from assets	(12,941,457)	(13,319,944)	(12,074,770)	(8,732,690)	(8,002,417)
*	*	*	*	*	*
Recoveries
Working capital	308,980	294,657	209,557	627	477
BNDES/Finame onlendings	101,297	69,533	58,937	92,432	80,879
Personal credit	519,378	492,383	388,535	379,973	376,857
Credit cards	504,319	370,184	614,381	436,625	363,039
Export financing	14,972	7,139	1,400	28,254	81,650
Leasing	95,361	83,813	126,208	105,887	68,772
Housing loans	736	720	1,492	107,562	31,551
Rural loans	35,380	42,177	33,778	59,040	42,480
Guaranteed account	46,621	36,268	35,092	45,314	41,003
Import financing	1,120	1,500	12	176	1,265
Overdraft facilities	164,864	162,306	143,548	125,122	127,937
Others (1)	2,131,486	2,079,334	1,373,699	1,418,157	1,460,973
Total recoveries	3,924,514	3,640,014	2,986,639	2,799,169	2,676,883
*
Net charge–offs	(9,016,943)	(9,679,930)	(9,088,131)	(5,933,521)	(5,325,534)
*
Net impairment losses on loans and advances	10,291,386	9,623,870	11,451,383	8,239,358	5,756,125
*
Balance at the end of the period	21,132,677	19,858,234	19,914,294	17,551,042	15,355,736
Net charge‑offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances, over 60 days)	3.2%	3.2%	3.3%	2.5%	2.6%
(1) Including basically the renegotiating portfolio.

Based on information available regarding our borrowers, we believe the impairment of loans and advances recognized is sufficient to cover incurred losses on our loans and advances.

103 Bradesco

Form 20-F

Allocated impairment of loans and advances

The following tables set forth allocated impairment of loans and advances for the periods indicated. The allocated loss amount and the loans and advances category are stated as a percentage of total loans and advances.

December 31, 2014	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,512,775	0.8%	17.8%
BNDES/Finame onlendings	1,070,517	0.3%	12.6%
Vehicles - Direct Consumer Financing (CDC)	1,892,497	0.6%	8.7%
Personal credit	2,877,236	0.9%	13.1%
Credit cards	3,405,529	1.0%	7.5%
Export financing	616,625	0.2%	7.7%
Leasing	294,371	0.1%	1.3%
Housing loans	1,047,221	0.3%	11.9%
Rural loans	427,932	0.1%	5.0%
Guaranteed account	241,252	0.1%	3.1%
Import financing	45,570	-	2.7%
Overdraft facilities	493,240	0.1%	0.9%
Insurance premiums receivable	200,768	0.1%	1.3%
Others	6,007,144	1.8%	6.4%
Total	21,132,677	6.4%	100.0%
(1) Excludes non-performing loans and advances.

December 31, 2013	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,018,116	0.7%	18.5%
BNDES/Finame onlendings	862,551	0.3%	13.0%
Vehicles - Direct Consumer Financing (CDC)	2,298,898	0.7%	9.8%
Personal credit	2,893,310	0.9%	12.9%
Credit cards	3,072,543	1.0%	7.4%
Export financing	453,652	0.1%	8.2%
Leasing	463,771	0.1%	1.8%
Housing loans	796,768	0.3%	8.9%
Rural loans	314,732	0.1%	4.2%
Guaranteed account	224,615	0.1%	3.3%
Import financing	39,942	-	2.8%
Overdraft facilities	416,282	0.1%	0.9%
Insurance premiums receivable	218,945	0.1%	1.2%
Others	5,784,109	1.9%	7.1%
Total	19,858,234	6.4%	100.0%
(1) Excludes non-performing loans and advances.

104 Form 20-F – December 2014

Form 20-F

December 31, 2012	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,132,210	0.8%	18.8%
BNDES/Finame onlendings	933,707	0.3%	12.8%
Vehicles - Direct Consumer Financing (CDC)	3,230,958	1.2%	11.3%
Personal credit	3,409,864	1.2%	11.1%
Credit cards	3,113,122	1.2%	7.2%
Export financing	289,968	0.1%	8.2%
Leasing	951,000	0.3%	2.8%
Housing loans	557,365	0.2%	8.0%
Rural loans	292,928	0.1%	4.1%
Guaranteed account	257,990	0.1%	3.5%
Import financing	30,255	-	2.4%
Overdraft facilities	538,749	0.2%	0.9%
Insurance premiums receivable	182,561	0.1%	1.1%
Others	3,993,617	1.5%	7.8%
Total	19,914,294	7.3%	100.0%
(1) Excludes non-performing loans and advances.

December 31, 2011	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	1,516,512	0.6%	19.2%
BNDES/Finame onlendings	811,127	0.3%	14.0%
Vehicles - Direct Consumer Financing (CDC)	2,458,920	1.0%	11.4%
Personal credit	1,262,259	0.5%	9.3%
Credit cards	3,135,652	1.3%	7.0%
Export financing	170,655	0.1%	8.2%
Leasing	954,104	0.4%	4.3%
Housing loans	378,406	0.2%	6.3%
Rural loans	293,013	0.1%	4.3%
Guaranteed account	243,392	0.1%	3.8%
Import financing	25,618	-	2.0%
Overdraft facilities	485,462	0.2%	0.9%
Insurance premiums receivable	149,948	0.1%	1.0%
Others	5,665,974	2.3%	8.3%
Total	17,551,042	7.2%	100.0%
(1) Excludes non-performing loans and advances.

105 Bradesco

Form 20-F

December 31, 2010	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,003,554	0.9%	18.1%
BNDES/Finame onlendings	786,083	0.4%	13.5%
Vehicles - Direct Consumer Financing (CDC)	857,750	0.4%	11.1%
Personal credit	1,318,487	0.6%	9.0%
Credit cards	1,751,911	0.8%	7.6%
Export financing	309,876	0.1%	7.7%
Leasing	1,719,095	0.8%	7.1%
Housing loans	385,751	0.2%	4.7%
Rural loans	520,209	0.2%	4.6%
Guaranteed account	250,072	0.1%	4.1%
Import financing	23,725	-	1.8%
Overdraft facilities	235,361	0.1%	1.3%
Insurance premiums receivable	131,124	0.1%	1.0%
Others	5,062,738	2.3%	8.4%
Total	15,355,736	7.0%	100.0%
(1) Excludes non-performing loans and advances.

Loans and advances to banks

The following tables summarize our outstanding loans and advances to banks by type, and changes in impairment on loans and advances for the periods shown.

December 31,	in thousands of R$
	2014	2013	2012
Repurchase agreements
Own portfolio position
Financial treasury bills	8,750,847	17,661	226,140
National treasury bills	11,876,655	18,755,345	39,918,804
National treasury notes	35,890,277	33,173,862	17,835,940
Debentures	-	-	35,981
Others	60,497	58,692	10,182
Short position
Brazilian government securities	860,065	5,216,744	10,641,422
Total of repurchase agreements	57,438,342	57,222,304	68,668,469
*
Loans and advances to banks
Interbank deposits	7,652,396	7,278,913	7,832,607
Foreign currency transactions	681,573	3,290,687	1,540,422
Bank deposit certificates	4,398,294	6,391,631	7,862,591
Credit acquisition with co-obligation	2,848,280	4,579,430	6,589,190
Impairment of loans and advances	(44,265)	(43,242)	(33,932)
Total of loans and advances to banks	15,536,277	21,497,419	23,790,878
*	*	*	*
Total	72,974,619	78,719,723	92,459,347

December, 31	in thousands of R$
	2014	2013	2012
Balance at the beginning of the year	43,242	33,932	53,759
Additions/Reductions	1,023	9,310	(19,827)
Balance at the end of the year	44,265	43,242	33,932

Average deposit balances and interest rates

The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

106 Form 20-F – December 2014

Form 20-F

Year ended December 31,	R$ in thousands, except %
	2014		2013		2012
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Deposits
Non–interest–bearing deposits
Demand deposits	35,138,920	-	36,876,193	-	33,138,109	-
Total non-interest-bearing deposits	35,138,920	-	36,876,193	-	33,138,109	-

Interest–bearing deposits
Interbank deposits	695,132	12.4%	671,404	9.4%	471,502	10.3%
Savings deposits	84,921,694	6.4%	73,307,137	5.6%	62,758,934	5.8%
Time deposits	91,990,788	7.0%	99,565,994	5.9%	117,960,891	6.4%
Total interest–bearing deposits	177,607,614		173,544,535		181,191,327
Total deposits	212,746,534		210,420,728		214,329,436

107 Bradesco

Form 20-F

Maturity of deposits

The following table shows the distribution of our deposits by maturity at the date indicated:

December 31, 2014	R$ in thousands
	Due in 3 months or less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total
Domestic deposits
Non–interest–bearing deposits
Demand deposits (1)	31,959,524	-	-	-	31,959,524
Total non-interest-bearing deposits
*	*	*	*	*	*
Interest–bearing deposits
Interbank deposits	267,190	66,829	53,599	245,285	632,903
Savings deposits (1)	92,154,815	-	-	-	92,154,815
Time deposits	4,376,972	3,776,174	5,023,862	43,821,843	56,998,851
Total interest–bearing deposits	96,798,977	3,843,003	5,077,461	44,067,128	149,786,569
*	*	*	*	*	*
Total domestic deposits	128,758,501	3,843,003	5,077,461	44,067,128	181,746,093
International deposits (2)
Non–interest–bearing deposits
Demand deposits	1,067,772	-	-	-	1,067,772
Total non-interest-bearing deposits
*	*	*	*	*	*
Interest–bearing deposits
Interbank deposits	8,224	78	-	-	8,302
Time deposits	22,835,206	4,298,331	631,741	1,026,262	28,791,540
Total interest–bearing deposits	22,843,430	4,298,409	631,741	1,026,262	28,799,842
*	*	*	*	*	*
Total international deposits	23,911,202	4,298,409	631,741	1,026,262	29,867,614
*	*	*	*	*	*
Total deposits	152,669,703	8,141,412	5,709,202	45,093,390	211,613,707
(1) Demand deposits and savings deposits are classified as due in up to three months, without taking into account the average turnaround history; and
(2) Denominated in currencies other than reais, primarily U.S. dollars.

The following table shows maturity of outstanding time deposits with balances of over US$100,000 (or its equivalent), by maturity, as of the date indicated:

December 31, 2014	R$ in thousands
	Domestic currency	International currency
Maturity within 3 months	3,891,382	22,830,715
Maturity after 3 months but within 6 months	3,524,579	4,282,048
Maturity after 6 months but within 12 months	4,971,329	628,082
Maturity after 12 months	42,123,848	1,026,262
Total deposits in excess of US$100,000	54,511,138	28,767,107

Funding in the open market

Funding in the open market amounted to R$219,360 million as of December 31, 2014, R$185,055 million as of December 31, 2013 and R$175,646 million as of December 31, 2012.

108 Form 20-F – December 2014

Form 20-F

The following table summarizes funding in the open market for the periods indicated:

Year ended December 31,	R$ in thousands, except %
	2014	2013	2012
Funding in the open market
Amount outstanding	219,359,890	185,055,358	175,646,854
Maximum amount outstanding during the period	219,359,890	185,055,358	175,646,854
Weighted average interest rate at period end (1)	9.7%	7.2%	5.3%
Average amount during period	192,967,597	182,981,063	152,443,947
Weighted average interest rate	9.9%	9.1%	7.7%
(1) We calculated the average balances using the month-end book balances, including the related allocated interest.

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. See "Item 7.A. Major Shareholders." Our list of significant subsidiaries as of December 31, 2014, can be found in Exhibit 8.1 to this document.

4.D. Property, Plants and Equipment

As of December 31, 2014, we owned 819 properties and leased 3,728 properties throughout Brazil and 10 properties abroad, all of which we used for the operation of our network of branches and our business. We own the buildings where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Rental agreements have an average duration of 10 years.

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

The Brazilian Institute of Geography and Statistics (IBGE) reviewed the results of the GDP for 2012, which was revised from a growth of 1.0% to a growth of 1.8% compared to 2011. The real depreciated to R$2.0435 per U.S. dollar as of December 31, 2012, as compared to R$1.8758 as of December 31, 2011. The COPOM reduced the base interest rate from 11.0% as of December 31, 2011 to 7.25% as of December 31, 2012, leading SELIC to its lower level in the history. Inflation, as measured by the IGP-DI, was 8.1% for the year ended December 31, 2012.

In 2013, GDP grew by 2.7%. The real depreciated to R$2.3426 per U.S. dollar as of December 31, 2013, as compared to R$2.0435 as of December 31, 2012. The COPOM increased the base interest rate from 7.25% as of December 31, 2012 to 10.0% as of December 31, 2013. Inflation, as measured by IGP-DI, was 5.5% for the year ended December 31, 2013.

109 Bradesco

Form 20-F

In 2014, GDP grew by 0.1%. The Brazilian real depreciated to R$2.6562 against the U.S. dollar at December 31, 2014, when compared to the amount of R$2.3426 at December 31, 2013. The Monetary Policy Committee (“COPOM”) increased the base interest rate from 10.0% at December 31, 2013 to 11.75% at December 31, 2014. Inflation, measured by the IGP-DI index, was 3.78% for the fiscal year ended December 31, 2014.

The following table shows Brazilian inflation measured by IGP-DI, the depreciation of the real against the U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

December 31,	In R$, except %
	2014	2013	2012
Inflation (IGP‑DI)	3.8%	5.5%	8.1%
Depreciation of the real against the U.S. dollar	(13.4)%	(14.6)%	(8.9)%
Period-end exchange rate-US$1.00	2.6562	2.3426	2.0435
Average exchange rate‑US$1.00(1)	2.3586	2.1641	1.9524
(1) The average exchange rate is the sum of the closing exchange rates at the end of each month in the period divided by the number of months in the period.
Sources: FGV and the Central Bank.

The following table shows GDP variation in real terms and average interbank interest rates for the periods indicated:

December 31,	2014	2013	2012
Change in real GDP (1)	0.1%	2.7%	1.8%
Average base interest rates (2)	10.9%	8.2%	8.5%
Average interbank interest rates (3)	10.8%	8.1%	8.4%
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
Sources: The Central Bank, the Brazilian Geography and Statistics Institute and CETIP.

Effects of the global financial markets on our financial condition and results of operations

In 2014 the Federal Reserve decision to taper and eventually terminate its monetary incentives as well as temporary interruption of the U.S. economic recovery during the winter months (due to climate factors) raised new concerns about emerging economies, particularly those with more fragile fundamentals. However, it was in the second half of the year that the volatility of international markets increased more significantly. Geopolitical concerns and epidemics added to the dramatic increase of uncertainties in relation to the pace of the world economy recovery and to the steep drop in the price of commodities, particularly oil. Growth projections were decreased in the major regions of the world, but not for the USA. The growth of the Chinese economy proceeded to slow down, whereas in the Eurozone there was the increased risk that the consistently low inflation rates would curtail the recovery of that block, which led the European Central Bank to strengthen its monetary incentive measures over the year. Concurrently, the drop in oil prices, started in the middle of the year, was given fresh impetus with the decision by the OPEC (“Organization of the Petroleum Exporting Countries”) countries not to reduce their production.

As a result of the differences between the monetary policies of the USA and of other countries, the U.S. dollar held to its appreciation trend. On the other hand, the decreased interest rates in the Eurozone prevented the U.S. long-term rates reaching the rates that might be expected in view of the expected normalization of incentives by the Federal Reserve. Such behavior offered some respite for emerging countries. However, the deepening of the crisis in Russia and the steep drop in the prices of commodities ended up placing pressure on these markets, particularly in the second half of the year. Therefore, the interest and exchange rates in Brazil were adversely impacted, with a less favorable scenario of public accounts, low economy growth, persistent inflation, and a monetary squeeze by the Central Bank.

The greatest surprise in 2014 was probably the variation in the prices of commodities, which dropped more intensively than expected by the majority of analysts in the beginning of the previous year. The highlight was certainly the sharp and fast fall in oil prices. Even though it may benefit world economic growth in the medium term, it brought about more volatility to financial assets in the fourth quarter, since such behavior tends to upset the economies of exporting countries and place additional deflationary pressure on some developed countries, particularly in the Eurozone. Concurrently, the sustainable recovery of the U.S. economy and the increase in its interest rates contributed to the U.S. currency appreciation in a global scale, gradually redirecting international capital flows and strengthening the depreciation trends of currencies of most emerging countries.

110 Form 20-F – December 2014

Form 20-F

In summary, the risks to the global economy are still in place, in spite of the outlook for an upturn in the U.S. economy and the gradual recovery of the world GDP. With reduced tail risks in the worldwide economy right after the crisis, such as the Eurozone disruption and China´s hard landing, concerns are nowadays focused on: (i) when the Federal Reserve will start the tapering process and its impact on international liquidity; (ii) the deflation risk in the Eurozone and the European Central Bank’s response to such threat; (iii) the risks associated with the Chinese economy slowdown; and (iv) the behavior of commodity prices and related effects on the world economy, particularly for exporting countries.

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

In 2014, our net interest income increased 1.5% in relation to 2013, from R$49,300 million in 2013 to R$50,046 million in 2014. This increase is mainly related to the increment in the business volume, which contributed R$4,246 million, in view of the rise of 7.1% in the average balance of interest-bearing assets, thus elevating our income by R$7,688 million, and noteworthy is the growth of: (i) 9.7% of loans and advances to customers; (ii) 15.9% in the average balance of our assets pledged as collateral; and these increases were partially offset by the increase of: (iii) 8.0% in the average balance of our interest-bearing liabilities, which had a negative impact on our results in R$3,442 million.

In 2013, our net interest income increased by 13.6% as compared to 2012, from R$43,386 million in 2012 to R$49,300 million in 2013. This growth is mainly related to the increase in the average business volume, which contributed R$5,106 million, reflecting an increase of 10.6% in the average balance of interest-earning assets, increasing our revenues by R$8,841 million, highlighting the increase of: (i) 10.3% in the average balance of loans and advances to customers; (ii) 18.7% in the average balance of assets pledged as collateral; (iii) 32.0% in the average balance of loans and advances to banks; and (iv) 19.5% in the average balance of financial assets available for sale.

111 Bradesco

Form 20-F

The following tables show our foreign-currency denominated or indexed assets and liabilities as of the dates indicated:

December 31,	R$ in thousands
	2014	2013	2012
Assets
Cash and balances with banks	3,843,397	3,050,450	3,151,043
Financial assets held for trading	2,038,386	822,785	348,742
Financial assets available for sale	3,785,493	7,402,621	5,426,163
Investments held to maturity	38,874	45,673	56,097
Assets pledged as collateral	7,520,948	2,397,029	4,302,735
Loans and advances to banks	830,812	3,582,833	2,171,236
Loans and advances to customers	37,038,632	33,037,149	26,557,416
Investments in associated companies and joint ventures	-	-	4,976
Property and equipment, net of accumulated depreciation	15,570	14,570	15,801
Intangible assets and goodwill, net of accumulated amortization	25,425	28,477	25,942
Taxes to be offset	32,732	31,339	25,867
Deferred income tax assets	241,203	106,057	15,842
Other assets	9,073,892	8,924,365	8,120,292
Total assets	64,485,364	59,443,348	50,222,152
Off‑balance sheet accounts – notional value
Derivatives
Futures	25,844,968	30,196,878	27,408,058
Forward	7,590,571	12,274,295	11,095,747
Options	1,246,097	610,496	1,420,300
Swaps	50,280,914	45,167,298	39,595,426
Total assets with derivatives (a)	149,447,914	147,692,315	129,741,683

December 31,	R$ in thousands
	2014	2013	2012
Liabilities
Deposits from banks	24,081,365	18,213,248	12,416,316
Deposits from customers	29,834,903	24,865,557	23,666,709
Financial liabilities held for trading	820,843	346,724	298,041
Funds from securities issued	8,766,126	11,474,847	14,188,239
Subordinated debt	9,321,576	8,951,638	8,806,973
Insurance technical provisions and pension plans	845	1,075	1,100
Other provisions	10,946	7,099	4,367
Current income tax liabilities	22,691	30,694	19,791
Deferred income tax liabilities	-	22,794	229,536
Other liabilities	5,792,368	8,002,170	5,880,489
Total liabilities	78,651,663	71,915,846	65,511,561
Off‑balance sheet accounts – notional value
Derivatives
Futures	41,542,624	41,515,506	37,422,501
Forward	7,324,830	12,826,691	9,869,571
Options	2,258,312	781,401	1,467,968
Swap	52,176,186	44,851,978	36,451,019
Total liabilities with derivative (b)	181,953,615	171,891,422	150,722,620
Net exposure (a-b)	(32,505,701)	(24,199,107)	(20,980,937)

We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact of currency changes on us. For more information on our use of derivatives for hedging purposes, see Notes 2(e), and 20(c) to our consolidated financial statements in "Item 18. Financial Statements."

Our net exposure in relation to our total assets amounted to 3.5% as of December 31, 2014, 2.9% as of December 31, 2013 and 2.6% as of December 31, 2012.

112 Form 20-F – December 2014

Form 20-F

Taxes

Our income tax expenses comprise two federal taxes: (i) IRPJ, which is levied at a rate of 15.0% on our adjusted net income, plus an additional of 10.0%; and (ii) the social contribution tax, which is levied at a rate of 15.0% on our adjusted net income.

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

Brazilian corporations may pay shareholders interest on equity as an alternative form of making a portion of dividend distributions, which are deductible from taxable income. We intend to maximize the amount of dividends we pay in the form of interest on equity. For further information on our tax expenses, see "Item 4.B. Business Overview - Regulation and Supervision - Taxation" and "Item 10.B Memorandum and Articles of Association - Organization - Allocation of net income and distribution of dividends" and "Item 10.E. Taxation-Brazilian tax considerations-Distributions of interest on equity."

Impact of material acquisitions and strategic alliances on our future financial performance

We believe that the acquisitions and strategic alliances conducted in the last years will contribute to increase our future results. The amount of these increases is uncertain, and we therefore cannot estimate their impact on our future financial performance. For more information, see "Item 4.A. History and Development of the Company -Recent acquisitions" and “Item 4.A. History and Development of the Company - Other strategic alliances.”

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

113 Bradesco

Form 20-F

We use models to analyze portfolio of loans and advances and determine the extent of impairment. Statistical loss factors and other risk indicators are applied to loan and advances pools with similar risk characteristics in arriving at an estimate of incurred losses in the portfolio to calculate the models. Although models are often monitored and reviewed, by their nature, they depend on judgments made in relation to information and/or forecasts used. The volatility of the economy is one of the reasons that may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Consequently, our impairment of loan and advances may not be indicative of actual future losses.

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) over the amount of impairment. In this assessment, an increase of 10.0% in the PD as of December 31, 2014, would have increased the impairment by approximately R$247.7 million. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the delinquency has on determining impairment.

The process of determining the level of impairment requires use of estimates, assumptions and judgment. Actual results for losses in the period as shown in subsequent periods may differ from initial calculations based on such estimates and assumptions.

For additional information regarding our practices related to the impairment of loans and advances, see "Item 4.B. Business Overview-Selected Statistical Information-Loans and advances" and "Item 4.B. Business Overview-Selected Statistical Information-Non-performing loans and advances and impairment of loans and advances."

Fair value of financial instruments

The financial instruments recorded at fair value in our consolidated financial statements consist primarily of financial assets held for trading, including derivatives and financial assets available for sale. The fair value of a financial instrument is the amount for which it could be traded in an arm’s length transaction between willing parties, without any forced sale and settlement.

These financial instruments are categorized in a ranking based on the lowest level of information significant for measuring fair value. For instruments classified as Level 3, we have to use a significant amount of our own judgment to measure fair market value. We base our judgment on our knowledge and observations of the relevant markets for individual assets and liabilities and these judgments may vary based on market conditions. In applying our judgment, we analyze a series of third-party prices and transaction volumes to understand and assess the extent of available market benchmarks and the judgment or modeling required in processes with third parties. Based on these factors, we determine whether fair values are observable in active markets or markets are inactive.

The fair values of financial assets held for trading and available for sale are primarily based on actively traded markets where prices are based on direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of financial assets held for trading and available for sale. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, the financial assets are classified within Level 3 of the valuation hierarchy once the fair value is determined, based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets, as well as other factors which require Management to exercise significant judgment or estimation. As of December 31, 2014, R$48,980 million, or 14.0%, of financial assets held for trading, available for sale, pledged as collateral and net derivatives were classified as Level 3 fair value assets.

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivatives contracts are listed on the exchange. Therefore, the majority of our derivative positions are classified within Level 2 of the valuation hierarchy and are determined by using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity. These inputs are used to value the position. Most market inputs are observable and can be obtained mainly from BM&FBOVESPA and the secondary market. As of December 31, 2014, we did not have derivatives assets and liabilities classified as Level 3.

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

114 Form 20-F – December 2014

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

In addition, valuations use market prices or valuation models that require the use of certain assumptions or judgment to estimate fair value.

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

Income tax

The determination of our income tax liability (including social contribution) is a complex task that is related to our analysis of deferred tax assets and liabilities and income tax payable. In general, our assessment requires us to estimate future amounts of current and deferred income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. Realization of deferred tax assets is subject to changes in future interest rates and developments of our strategies. Support for our assessments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

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

115 Bradesco

Form 20-F

            Benefits and claims stated in contracts also include provisions for claims incurred but not reported relating to health, property and life insurance. We recognize claims in the period in which the service was provided to our policyholders. However, claim costs incurred in a particular period are not known with certainty until we receive the reports, process them, and pay out the claims. We determine the amount of such provision using actuarial methods based on historical payments of claims to determine our estimates of claim liabilities. Methods used to determine these estimates and to make technical provisions are regularly reviewed and updated. The resulting adjustments are recognized in earnings for the respective period. For additional information, see Note 2(n) to our consolidated financial statements. In short-term contracts, provisions for insufficient premium can also be recognized to cover any resulting differences between the expected value of the future claims and future related expenses and the expected value of future premiums.

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

For sensitivity analysis purposes, regarding damage, life and health insurance, we assessed the impacts of both an increase and a decrease in claims. In this assessment, an increase (1.0%) or a decrease (1.0%) in claims in the 12 months prior to calculation base date would represent an impact of R$122.9 million in expenses or revenues, respectively, on income and shareholders’ equity after taxes and contributions.

In relation to life insurance with living benefits and pension plan and individual life insurance, we assessed the impact of decreasing interest rates, increasing beneficiary longevity and increase in the income-conversion option on income and shareholders’ equity after taxes and contributions. In this assessment, a decrease of 5.0% in interest rates would lead to a R$298.9 million decrease on income and shareholders’ equity after taxes and contributions. The increase of 0.002% in the longevity of beneficiaries would represent a negative impact of R$89.0 million on income and shareholders’ equity after taxes and contributions, while an increase of 5.0% in the conversion into income would represent a negative impact of R$59.3 million on income and shareholders’ equity after taxes and contributions.

Use of estimates

Upon issuance of the financial statements, Management also makes estimates and assumptions concerning useful lives of certain non-financial assets and possible impairment of a specific asset or group of assets. Estimates are by nature based on judgment and available information. Therefore, actual results may differ from these estimates.

Commitments and contingencies

We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the following table:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2014
	Less than 1 year (1)	1 to 3 years	3 to 5 years	More than 5 years	Total
Time deposits	40,942,286	44,465,151	382,954	-	85,790,391
Funding in the open market	197,205,055	21,361,408	520,228	273,199	219,359,890
Borrowings	13,123,330	2,094,966	295	-	15,218,591
Onlendings	14,618,594	17,550,109	6,934,029	4,676,812	43,779,544
Funds from securities issued	46,702,008	34,354,609	2,616,371	1,357,411	85,030,399
Subordinated debt	2,862,116	10,131,928	13,639,566	9,188,056	35,821,666
Other obligations (2)	191,922,933	23,501,394	63,692	256,910	215,744,929
Total	507,376,322	153,459,565	24,157,135	15,752,388	700,745,410
(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over; and
(2) Includes insurance technical provisions and pension plans.

116 Form 20-F – December 2014

Form 20-F

Off-balance sheet financial guarantees

In addition to our loans and advances, we have credit-related transactions with our customers for attending to their financing needs. In accordance with IFRS, these transactions are not recorded on our balance sheet. The following table summarizes these off-balance sheet financial arrangements as of December 31, 2014:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2014
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial guarantees	18,446,998	14,511,148	3,837,425	35,273,976	72,069,547
Letters of credit	304,917	-	-	-	304,917
Total	18,751,915	14,511,148	3,837,425	35,273,976	72,374,464

We guarantee our customers' performance in obligations with third parties. We have the right to seek reimbursement from our customers for any amounts paid under these guarantees. Additionally, we may hold cash or other collateral with high liquidity to guarantee these obligations. These agreements are subject to the same credit evaluation as other loans granted.

Letters of credit are conditional commitments issued by us to guarantee the performance of a customer's obligations with third parties. We issue commercial letters of credit to facilitate foreign trade transactions and to support public and private borrowing agreements, including commercial papers, bond financing and similar transactions. These instruments are short-term commitments to pay a third-party beneficiary under certain contractual conditions. Letters of credit are subject to the same credit evaluations as other loans granted.

We expect many of these guarantees to expire without the need to advance any cash. Therefore, in the ordinary course of business, we expect that these transactions will have virtually no impact on our liquidity.

Results by segment

We operate and manage our business through two operating segments: (i) the banking segment; and (ii) the insurance, pension plans and capitalization bonds segment.

The following data about different segments were prepared based on reports made for Management to assess performance and make decisions on allocating funds for investments and other purposes. Our Management uses various data, including financial data prepared under accounting practices adopted in Brazil and non-financial metrics compiled on different bases. Hence, the segment data presented and discussed herewith is prepared in accordance with BR GAAP. Our consolidated financial statements and consolidated financial data included in this analysis are prepared in accordance with IFRS, when results by segments significantly differ to results derived from our consolidated financial statements, such differences will be explained in conjunction with the explanations of the results that precede them. See Note 5 to our consolidated financial statements in "Item 18. Financial Statements."

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

117 Bradesco

Form 20-F

Results of operations for the year ended December 31, 2014 compared with the year ended December 31, 2013

The following tables set forth the principal components of our net income for 2014 and 2013, on a consolidated basis and by segment. This segment information is prepared in accordance with BR GAAP, which are the accounting practices on which the reports used by Management to assess performance and make decisions are based.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2014	2013	% change
Net interest income	50,045,767	49,300,483	1.5%
Net Impairment losses on loans and advances	(10,291,386)	(9,623,870)	6.9%
Non‑interest income	74,714,867	59,102,884	26.4%
Non‑interest expense	(95,138,457)	(84,460,328)	12.6%
Income before income taxes	19,330,791	14,319,169	35.0%
Income tax and social contribution	(3,914,313)	(1,833,031)	113.5%
Net income for the year	15,416,478	12,486,138	23.5%
Net income attributable to controlling shareholders	15,314,943	12,395,920	23.5%
Net income attributable to non-controlling interest	101,535	90,218	12.5%

Segment	R$ in thousands, except %
	For the year ended December 31,
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2014	2013	% Change	2014	2013	% Change
Net interest income	43,034,717	41,600,095	3.4%	4,556,146	5,589,989	(18.5)%
Net Impairment losses on loans and advances	(10,432,347)	(9,731,376)	7.2%	-	-	-
Non‑interest income	18,941,498	13,863,017	36.6%	58,354,327	47,559,845	22.7%
Non‑interest expense	(40,227,400)	(38,318,914)	5.0%	(55,611,405)	(47,113,728)	18.0%
Income before income taxes	11,316,468	7,412,822	52.7%	7,299,068	6,036,106	20.9%
Income tax and social contribution	(771,896)	789,516	-	(2,843,493)	(2,253,451)	26.2%
Net income	10,544,572	8,202,338	28.6%	4,455,575	3,782,655	17.8%
Net income attributable to controlling shareholders	10,532,724	8,195,099	28.5%	4,354,752	3,692,531	17.9%
Net income attributable to non-controlling interest	11,848	7,239	63.7%	100,823	90,124	11.9%

Net interest income

The table below shows the main components of our net interest income before impairment of loans and advances for 2014 and 2013, on a consolidated basis and by segment:

	R$ in thousands, except %
	2014	2013	% Change
Consolidated
Interest and similar income	103,893,096	90,682,625	14.6%
Interest and similar expenses	(53,847,329)	(41,382,142)	30.1%
Net interest income	50,045,767	49,300,483	1.5%
Banking
Interest and similar income	91,858,460	79,935,892	14.9%
Interest and similar expenses	(48,823,743)	(38,335,797)	27.4%
Net interest income	43,034,717	41,600,095	3.4%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	14,976,204	11,578,317	29.3%
Interest and similar expenses	(10,420,058)	(5,988,328)	74.0%
Net interest income	4,556,146	5,589,989	(18.5)%

118 Form 20-F – December 2014

Form 20-F

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, and how much was attributable to changes in average interest rates (including the effects of the appreciation/depreciation of the real) in each case for 2014 and 2013:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2014/2013
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets and interest‑bearing liabilities	4,246,341	3,315,600	438,033
Due to changes in average interest rates	(3,501,057)	(1,880,979)	(1,471,876)
Net change	745,284	1,434,621	(1,033,843)

Banking

Our net interest income increased by 3.4%, from R$41,600 million in 2013 to R$43,035 million in 2014. This increase was mainly due to an increase in the average volume of our business of R$3,316 million as a result of: (i) a 7.6% increase in the average balance of interest-earning assets, increasing our revenues by R$7,053 million, principally due to the increase of: (a) 65.1% in the average balance of financial assets available for sale; (b) 15.9% in the average balance of assets pledged as collateral; and (c) 9.7% in the average balance of loans and advances to customers, partially offset by: (ii) a 9.0% increase in the average balance of interest-bearing liabilities, which impacted the results by R$3,737 million, principally due to the increase of: (a) 33.2% in the average balance of funds from securities issued; (b) 15.8% in the average balance of saving deposits; and (c) 8.7% in the average balance of funding in the open market. Changes in average interest rates decreased our net interest income by R$1,881 million, mainly due to an increase in the average interest rate paid, from 7.0% in 2013 to 8.2% in 2014.

Insurance, pension plans and capitalization bonds

Our net interest income decreased by 18.5%, from R$5,590 million in 2013 to R$4,556 million in 2014. This decrease was mainly due to the increase: (i) in the average interest rate for insurance technical provisions and pension plans, from 4.8% in 2013 to 7.6% in 2014, increasing our expenses by R$3,858 million; and (ii) of 8.9% in the average volume of insurance technical provisions and pension plans, from R$125,179 million in 2013 to R$136,308 million in 2014, impacting the results by R$574 million. These events were partially offset by: (i) a 9.4% increase in the average volume of interest-earning assets, from R$137,759 million in 2013 to R$150,756 million in 2014, contributing R$1,012 million to our results; and (ii) a higher average interest rate earned, from 8.4% in 2013 to 9.9% in 2014, contributing R$2,386 million to our results.

119 Bradesco

Form 20-F

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2014 and 2013:

Consolidated	R$ in thousands, except %
	As of December 31,
	2014	2013	% Change
Average balance of interest‑earning assets
Financial assets held for trading	83,791,866	80,909,973	3.6%
Financial assets available for sale	84,494,315	79,895,464	5.8%
Investments held to maturity	24,024,810	3,791,552	533.6%
Assets pledged as collateral	130,319,525	112,404,700	15.9%
Loans and advances to banks	76,830,557	104,232,013	(26.3)%
Loans and advances to customers	317,455,318	289,336,399	9.7%
Compulsory deposits with the Central Bank	47,038,434	42,757,972	10.0%
Other interest‑earning assets	605,011	575,113	5.2%
Total	764,559,836	713,903,186	7.1%
Average interest rate earned	13.6%	12.7%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2014	2013	% Change	2014	2013	% Change
Average balance of interest–earning assets
Financial assets held for trading	38,154,167	40,282,390	(5.3)%	45,264,456	40,215,667	12.6%
Financial assets available for sale	68,021,629	41,194,576	65.1%	16,471,883	38,700,888	(57.4)%
Investments held to maturity	36,671	61,905	(40.8)%	23,988,139	3,729,647	543.2%
Assets pledged as collateral	130,319,525	112,404,700	15.9%	-	-	-
Loans and advances to banks	76,798,394	103,829,578	(26.0)%	65,031,667	55,112,417	18.0%
Loans and advances to customers	317,431,062	289,305,361	9.7%	-	-	-
Compulsory deposits with the Central Bank	47,038,434	42,757,972	10.0%	-	-	-
Other interest‑earning assets	605,011	575,113	5.2%	-	-	-
Total	678,404,893	630,411,595	7.6%	150,756,145	137,758,619	9.4%
Average interest rate earned	13.5%	12.7%		9.9%	8.4%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar income was attributable to changes in the average volume of interest-earning assets, and how much was attributable to changes in average interest rates (including the effects of the floating of the real), in each case comparing 2014 and 2013:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2014/2013
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets	7,688,140	7,052,627	1,011,650
Due to changes in average interest rates	5,522,331	4,869,941	2,386,237
Net change	13,210,471	11,922,568	3,397,887

Banking

Interest and similar income increased by 14.9%, from R$79,936 million in 2013 to R$91,858 million in 2014. This increase was largely due to: (i) a higher average volume of business, which had a positive impact of R$7,053 million on our results, particularly on interest and similar income from: (a) loans and advances to customers; (b) financial assets available for sale; (c) assets pledged as collateral; and (ii) changes in the average interest rates earned, increasing our income by R$4,870 million, essentially due to the increase in the average interest rate earned in respect of: (a) loans and advances to banks; (b) financial assets available for sale; and (c) financial assets held for trading.

Interest and similar income from loans and advances to customers increased by 11.1%, from R$48,663 million in 2013 to R$54,065 million in 2014. This increase is related to a 9.7% growth in the average balance of our portfolio of loans and advances to customers, from R$289,305 million in 2013 to R$317,431 million in 2014, positively impacting our interest and similar income in the amount of R$4,784 million. The main reason for this increase is our strategic focus on housing loans, personal credit and credit cards.

120 Form 20-F – December 2014

Form 20-F

Interest and similar income from financial assets available for sale increased by 113.0%, from R$3,564 million in 2013 to R$7,592 million in 2014. This increase was mainly due to an increase of 65.1% in the average balance of these operations, from R$41,195 million in 2013 to R$68,022 million in 2014, which contributed R$2,787 million to our results.

Interest and similar income originated from assets pledged as collateral increased by 9.3%, from R$12,771 million in 2013 to R$13,954 million in 2014. This variation reflects a 15.9% increase in the average volume of these operations, from R$112,405 million in 2013 to R$130,320 million in 2014, which positively impacted our interest and similar income, in the amount of R$1,949 million.

The increase in the interest and similar income as a result of changes in average interest rates earned, in the amount of R$4,870 million, is primarily due to the increases in: (i) the average interest rate earned from financial assets available for sale, from 8.7% in 2013 to 11.2% in 2014, increasing our revenues by R$1,241 million; (ii) the average interest rate earned from loans and advances to banks, from 8.6% in 2013 to 11.2% in 2014, contributing R$2,312 million to our results; and (iii) the average interest rate earned from financial assets held for trading, increasing our revenues by R$624 million. The increases in the average interest rate earned result from increases in Brazilian interest rates, mainly the SELIC rate, which increased from 10.0% in 2013 to 11.75% in 2014.

The increase in interest and similar income was partially offset by a decrease in the income from loans and advances to banks, in the amount of R$2,641 million, due to a reduction in the average volume of these assets, from R$103,830 in 2013 to R$76,798 million in 2014.

Insurance, pension plans and capitalization bonds

Our interest and similar income increased by 29.3%, from R$11,578 million in 2013 to R$14,976 million in 2014. This increase was mainly due to an increase: (i) in the average rate of our interest-earning assets, which contributed R$2,386 million to our results, largely due to the increase in the average interest rate earned from: (a) loans and advances to banks, from 6.2% in 2013 to 8.2% in 2014, positively impacting our income by R$1,217 million; and (b) financial assets held for trading, from 8.4% in 2013 to 10.7% in 2014, increasing our income by R$996 million; and (ii) in the average volume of operations, which contributed R$1,012 million to our results.

121 Bradesco

Form 20-F

Interest and similar expenses

The tables below show the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2014 and 2013, on a consolidated basis and by segment:

Consolidated	R$ in thousands, except %
	As of December 31,
	2014	2013	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	695,132	671,404	3.5%
Savings deposits	84,921,694	73,307,137	15.8%
Time deposits	91,990,788	99,565,994	(7.6)%
Funding in the open market	192,967,597	182,981,063	5.5%
Borrowings and onlendings	56,123,972	49,273,352	13.9%
Funds from securities issued	69,849,843	52,476,783	33.1%
Subordinated debt	35,826,626	35,560,706	0.7%
Insurance technical provisions and pension plans	136,308,516	125,179,124	8.9%
Total	668,684,168	619,015,563	8.0%
Average interest rate paid	8.1%	6.7%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2014	2013	% Change	2014	2013	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	695,132	671,404	3.5%	-	-	-
Savings deposits	84,921,694	73,307,137	15.8%	-	-	-
Time deposits	92,009,740	99,584,128	(7.6)%	-	-	-
Funding in the open market	258,528,965	237,777,033	8.7%	-	-	-
Borrowings and onlendings	56,123,972	49,273,352	13.9%	-	-	-
Funds from securities issued	69,980,074	52,550,531	33.2%	-	-	-
Subordinated debt	35,826,626	35,560,706	0.7%	-	-	-
Insurance technical provisions and pension plans	-	-	-	136,308,516	125,179,124	8.9%
Total	598,086,203	548,724,291	9.0%	136,308,516	125,179,124	8.9%
Average interest rate paid	8.2%	7.0%		7.6%	4.8%

For further information on average interest rates by type of liability, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar expenses was attributable to changes in the average volume of interest-bearing liabilities and how much was attributable to changes in average interest rates (including the effects of the fluctuations in the real/U.S. dollar rate), in each case, for 2014 as compared to 2013:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2014/2013
	Increase/(decrease)
Due to changes in average volume of interest‑bearing liabilities	3,441,799	3,737,027	573,617
Due to changes in average interest rates	9,023,388	6,750,919	3,858,113
Net change	12,465,187	10,487,946	4,431,730

Banking

Our interest and similar expenses increased by 27.4%, from R$38,336 million in 2013 to R$48,824 million in 2014. This increase primarily reflects: (i) changes in the average interest rates, in the amount of R$6,751 million, due to higher average interest rates paid in respect of: (a) funding in the open market, from 8.2% in 2013 to 9.5% in 2014, increasing our expenses by R$3,102 million; (b) time deposits, from 5.9% in 2013 to 7.0% in 2014, increasing our expenses by R$1,102 million; and (c) funds from securities issued, from 6.9% in 2013 to 9.6% in 2014, increasing our expenses by R$1,634 million; and (ii) a 9.0% growth in the average volume of our interest-bearing liabilities, from R$548,724 million in 2013 to R$598,086 million in 2014, increasing our expenses by R$3,737 million, mainly due to the increase of: (a) 8.7% in the average balance of funding in the open market, from R$237,777 million in 2013 to R$258,529 million in 2014, increasing our expenses by R$1,806 million; and (b) 33.2% of average balance of funds from securities issued, increasing our expenses by R$1,424 million.

122 Form 20-F – December 2014

Form 20-F

Insurance, pension plans and capitalization bonds

Our interest and similar expenses increased 74.0%, from R$5,988 million in 2013 to R$10,420 million in 2014. This increase primarily reflects the increase from 4.8% in 2013 to 7.6% in 2014 in the average interest rate for technical provisions, increasing our expenses by R$3,858 million.

Net impairment losses on loans and advances to customers

In view of conceptual differences between net impairment losses on loans and advances to customers under BR GAAP and IFRS, and to improve the understanding of the information presented, we present below a reconciliation of those accounting practice differences, as well as the related analysis of the net impairment losses on loans and advances to customers under IFRS.

	R$ in thousands, except %
	2014	2013	% Change
Net Impairment losses on loans and advances
Banking - BR GAAP	(10,432,347)	(9,731,376)	7.2%
Accounting Pratices Diferences (IFRS x BR GAAP)	140,961	107,506	31.1%
Consolidated- IFRS	(10,291,386)	(9,623,870)	6.9%

The total amount of net impairment losses on loans and advances to banks under BR GAAP is representative of the total amount of net impairment losses in a BR GAAP-consolidated basis that, in turn, is representative of the total amount of net impairment losses in an IFRS-consolidated basis, except for differences in accounting practices.

Main difference in accounting practices for net impairment losses on loans and advances

The main difference in accounting practices between BR GAAP, in accordance with CMN Resolution No. 2,682/99, and IFRS, in accordance with IAS 39, is the form of recognition and measurement of impairment of loans and advances. While the practice adopted by the Central Bank is a provision based on a mix of expected and incurred losses, in accordance with IFRS recognition and measurement of impairment is based on incurred losses. For more information, see “Item 4.B. Business Overview – Regulation and Supervision – Banking Regulations – Treatment of loans and advances”, and note 3.1 to the financial statements in “Item 18. Financial Statements”.

The following table shows changes in our impairment of loans and advances, net impairment losses on loans and advances, loans recovered and loan charge-offs for the years ended 2014 and 2013, as well as our ratio of net impairment losses on loans and advances to loans and advances to customers (shown as a percentage of the average balance of our loans and advances to customers) in all cases based on consolidated financial information prepared in accordance with IFRS:

As of December 31,	R$ in thousands, except %
	2014	2013	% Change
Impairment of loans and advances at the beginning of the year	19,858,234	19,914,294	(0.3)%
Net impairment losses on loans and advances	10,291,386	9,623,870	6.9%
Loan recoveries	3,924,514	3,640,014	7.8%
Loan charge‑offs	(12,941,457)	(13,319,944)	(2.8)%
Impairment of loans and advances at the end of the year	21,132,677	19,858,234	6.4%
Ratio of net impairment losses on loans and advances to average loans and advances outstanding	3.2%	3.3%

The balance of our impairment of loans and advances to customers increased by 6.4%, from R$19,858 million in 2013 to R$21,133 million in 2014. This increase was mainly due to: (i) the increase of 7.8% in the balance of loans and advances to customers; and (ii) the movement in our mix of loans and advances portfolio, which mainly impacted the following products: (a) working capital, whose allocated impairment went from R$2,018 million in 2013 to R$2,513 million in 2014; (b) credit cards, whose allocated losses went from R$3,073 million in 2013 to R$3,406 million in 2014; (c) housing loans, whose allocated losses went from R$797 million in 2013 to R$1,047 million in 2014; and (d) BNDES/Finame onlending, whose allocated losses went from R$863 million in 2013 to R$1,071 million in 2014. Furthermore, we highlight that past due but not impaired loans decreased by 2.8%, and impaired operations increased by 3.5% only, from R$29,799 million in 2013 to R$30,841 million in 2014, which represented 8.8% of total loans and advances to customers in 2014, as opposed to 9.2% in 2013.

123 Bradesco

Form 20-F

Loans and advances to customers neither past due nor impaired increased by 8.5%, from R$287,052 million in 2013 to R$311,424 million in 2014, of which 98.1% were rated as "low risk.”

Calculations of impairment of loans and advances include: (i) an individual analysis of impaired loans and advances to customers; and (ii) an analysis of losses on loans and advances to customers not individually relevant, as follows:

As of December 31,	R$ in thousands, except %
	2014	2013	% Change
Impaired loans and advances to customers	1,589,280	774,795	105.1%
Losses on loans and advances to customers not individually relevant	19,543,397	19,083,439	2.4%
Total	21,132,677	19,858,234	6.4%

The increase of 6.9% in net impairment losses on loans and advances is related to an increase of R$1,042 million or 3.5% in the balance of impairment loans and advances to customers, as well as a change in the product mix. Loan recoveries and charge-offs increased by 7.8%, while charge-offs decreased by 2.8%, when compared to 2013.

Our level of loan losses, defined as the amount of net charge-offs compared to the average balance of loans and advances to customers, including overdue loans, was 3.2% in 2014, remaining stable when compared to 2013. In 2014, impairment of loans and advances as a percentage of loans and advances to customers remained at 6.1%, which we believe is a comfortable margin based on our experience of historical loss levels.

Loans and advances to individuals increased by 9.8%, from R$128,636 million in 2013 to R$141,220 million in 2014, mainly due to the following products: (i) housing loans; and (ii) personal credit.

Loans and advances to corporate customers increased by 6.5%, from R$195,344 million in 2013 to R$207,977 million in 2014, mainly due to the following products: (i) housing loans – company plan; and (ii) rural loans.

We believe that our impairment of loans and advances is sufficient to cover incurred losses associated with our portfolio.

Non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2014 and 2013.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2014	2013	% Change
Net fee and commission income	16,739,256	14,499,682	15.4%
Net gains/(losses) on financial assets and liabilities held for trading	(1,933,003)	(5,790,089)	(66.6)%
Net gains/(losses) on financial assets available for sale	(991,894)	(6,100,782)	(83.7)%
Premiums retained from insurance and pension plans	50,454,983	44,887,215	12.4%
Equity in the earnings of associates and joint ventures	1,389,816	1,062,687	30.8%
Other non-interest income	9,055,709	10,544,171	(14.1)%
Total	74,714,867	59,102,884	26.4%

124 Form 20-F – December 2014

Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2014	2013	% Change	2014	2013	% Change
Net fee and commission income	17,570,839	15,639,215	12.4%	1,557,352	1,264,869	23.1%
Net gains/(losses) on financial assets and liabilities held for trading	(1,833,589)	(4,100,749)	(55.3)%	(255,485)	(1,914,579)	(86.7)%
Net gains/(losses) on financial assets available for sale	(296,545)	(3,880,575)	(92.4)%	(728,720)	(2,526,016)	(71.2)%
Premiums retained from insurance and pension plans	-	-	-	50,454,983	44,887,215	12.4%
Equity in the earnings of associates and joint ventures	1,220,810	1,031,280	18.4%	169,431	31,151	443.9%
Other non-interest income	2,279,983	5,173,846	(55.9)%	7,156,766	5,817,205	23.0%
Total	18,941,498	13,863,017	36.6%	58,354,327	47,559,845	22.7%

Banking

Our non-interest income increased by 36.6%, from R$13,863 million in 2013 to R$18,941 million in 2014. This increase was mainly due to: (i) an increase in net fee and commission income, from R$15,639 million in 2013 to R$17,571 million in 2014, driven by an increase of: (a) 12.5% in revenues from credit cards, with an increase of 10.5% in billings, which reached R$131,999 million in 2014; (b) 11.5% in revenues related to checking accounts, primarily due to the increase in the services we provide to our customers, as well as the increase in the business volume; and (c) 21.9% in revenues from consortium management, due to the increase in received bids and average ticket and sales of new quotas, giving rise to a growth of 138,000 net quotas in the year; (ii) an increase in equity in the earnings of affiliated companies and joint ventures, from R$1,031 million in 2013 to R$1,221 million in 2014, largely due to higher revenues from our affiliated company Cielo S.A. (“Cielo”); (iii) a decrease of 92.4% on net losses of financial assets available for sale, from R$3,881 million in 2013 to R$297 million in 2014, reflecting, primarily, lower net losses from fixed-income securities. We highlight that, in 2014, it includes the recognition of impairment on the shares we held of Banco Espírito Santo (BES), in the amount of R$598 million and, in 2013, it includes the realization of decreases in market value of the available-for-sale NTNs portfolio (National Treasury Notes), through the sale of these securities in the market; and (iv) a decrease of 55.3% in net losses from trading financial assets and liabilities, from R$4,101 million in 2013 to R$1,834 million in 2014, mainly due to the result of fixed-income securities. This increase was partially offset by a decrease of 55.9% in other non-financial revenues deriving, partially from results obtained from the adhesion to a program for payment in installments and lump sum payments of tax debts – REFIS, in the amount of R$1,950 million in 2013.

Insurance, pension plans and capitalization bonds

Our non-interest income increased by 22.7%, from R$47,560 million in 2013 to R$58,354 million in 2014. This was mainly due to: (i) the increase of 12.4% in the revenue of retained insurance premiums and pension plans, from R$44,887 million in 2013 to R$50,455 million in 2014, primarily, as a result of the increase in: (a) revenue of insurance premiums issued, from R$42,226 million in 2013 to R$47,746 million in 2014; and (b) revenue with pension plan contributions, from R$3,584 million in 2013 to R$3,725 million in 2014; (ii) the decrease of 71.2% in net losses on financial assets available for sale, from R$2,526 million in 2013 to R$729 million in 2014. We highlight that, in 2014, it includes the recognition of impairment losses on shares, in the amount of R$617 million and, in 2013, it includes the realization of decreases in the market value of the available-for-sale NTNs (National Treasury Notes), through the sale of these securities in the market; and (iii) the reduction of 86.7% on net losses of financial assets and liabilities classified as held for trading, from R$1,915 million in 2013 to R$255 million in 2014, basically due to the income obtained from fixed income securities.

Main differences between balances by segment and consolidated balances

In addition to the explanations set out above, we highlight below the main differences between our non-interest income by segment (in accordance with BR GAAP) and our consolidated non-interest income (in accordance with IFRS) for the year ended December 31, 2014:

•      Net fee and commission income: the difference of R$2,389 million refers to: (i) the effective interest rate method in the amount of R$1,462 million; and (ii) eliminations and adjustments of other operations in the amount of R$927 million; and

•      Net gains (losses) on financial assets classified as held for trading: the adjustment in the amount of R$156 million was due to the adjustment of cash flow hedges.

125 Bradesco

Form 20-F

Non-interest expense

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expense for 2014 and 2013:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2014	2013	% Change
Personnel expenses	(13,667,639)	(12,354,418)	10.6%
Administrative expenses	(12,971,521)	(12,151,537)	6.7%
Depreciation and amortization	(2,932,687)	(2,740,830)	7.0%
Changes in the insurance technical provisions and pension plans	(24,008,174)	(20,001,807)	20.0%
Retained claims	(18,143,688)	(15,484,691)	17.2%
Selling expenses for insurance and pension plans	(2,891,276)	(2,467,037)	17.2%
Net gains/(losses) on foreign currency transactions	(1,244,680)	(1,093,597)	13.8%
Other non-interest expense	(19,278,792)	(18,166,411)	6.1%
Total	(95,138,457)	(84,460,328)	12.6%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2014	2013	% Change	2014	2013	% Change
Personnel expenses	(12,460,644)	(11,200,617)	11.2%	(1,197,272)	(1,092,479)	9.6%
Administrative expenses	(12,578,064)	(12,068,420)	4.2%	(1,118,542)	(1,102,065)	1.5%
Depreciation and amortization	(2,749,282)	(2,625,748)	4.7%	(244,442)	(180,381)	35.5%
Changes in the insurance technical provisions and pension plans	-	-	-	(24,008,174)	(20,001,807)	20.0%
Retained claims	-	-	-	(18,143,688)	(15,484,691)	17.2%
Selling expenses for insurance and pension plans	-	-	-	(2,892,373)	(2,468,101)	17.2%
Net gains/(losses) on foreign currency transactions	(1,244,680)	(1,093,597)	13.8%	-	-	-
Other non-interest expense	(11,194,730)	(11,330,532)	(1.2)%	(8,006,914)	(6,784,204)	18.0%
Total	(40,227,400)	(38,318,914)	5.0%	(55,611,405)	(47,113,728)	18.0%

Banking

Our non-interest expenses increased by 5.0%, from R$38,319 million in 2013 to R$40.227 million in 2014. This increase was mainly due to the increase of: (i) 11.2% in personnel expenses, from R$11,201 million in 2013 to R$12,461 million in 2014, due to: (a) an increase in expenses from proceedings, payroll charges and benefits, as a result of an increase in salaries, following the collective bargaining agreements for 2013 and 2014; and (b) higher expenses from provisions for labor lawsuits, mainly due to an improvement in the calculation methodology for such provisions, which had an impact on the income of R$488 million; (ii) 4.2% in administrative expenses, basically due to: (a) the addition of 2,440 service points, largely due for Bradesco Expresso; (b) contract adjustments; and (c) a growth in the business volume and services within the period. We highlight that the inflation ratio in the last 12 months, IPCA, reached 6.4%, demonstrating our consistent cost control related to the performance of our administrative expenses; and (iii) 13.8% in the net losses of operations in foreign currency, reflecting the devaluation of real against the U.S. dollar in 2014.

Insurance, pension plans and capitalization bonds

Our non-interest expense increased by 18.0%, from R$47,114 million in 2013 to R$55,611 million in 2014. This increase was mainly due to increases of: (i) 20.0% in our expenses from changes in the insurance and pension plan technical provisions, from R$20,002 million in 2013 to R$24,008 million in 2014, mainly due to the growth of R$12,623 million in the volume of our technical provisions related to the VGBL product. We highlight that, in 2013, deriving from compliance with SUSEP Circular letter No. 462/13 by our insurance group, which resulted in the adoption of the “Term Structure of Risk-free Interest Rates – ETTJ” as a discount rate of actuarial liability flow, provisions were reverted to the amount of R$2,572 million and, in 2014, technical provisions were reverted, according to this Circular, to the amount of R$754 million; and (ii) 17.2% in retained claims, mainly due to the increase in claims in the health segment.

Income tax and social contribution

Income tax in Brazil consists of federal income taxes and social contribution tax on adjusted income. See “Item 5.A Operating Results-Overview-Taxes.” The combined rate of these two taxes was 34.0% through April 2008. As of May 2008, the combined rate increased to 40.0%, due to the increase in the rate of social contribution tax on adjusted net income, from 9.0% to 15.0%. Our income tax expenses are composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our statement of income, as required by Brazilian tax regulations but are not part of our taxable basis, as foreign exchange variation gains and losses, which are neither taxable income nor deductible expenses, respectively.

126 Form 20-F – December 2014

Form 20-F

We prepare segment information to enable our Management to assess performance and make decisions on allocating funds for investments and other purposes. Income and social contribution taxes, as required by current Brazilian regulations, are calculated for each legal entity and reported on a consolidated basis. Accordingly, there is no direct relationship with the segment presentation. Management’s decisions for tax purposes, are based on an analysis by legal entity and on a consolidated basis; accordingly, management considers the consolidated data, which was discussed and analyzed, as the relevant disclosure for their decision-making.

Income tax and social contribution expenses increased from R$1,833 million in 2013 to R$3,914 million in 2014. This variation was primarily due to: (i) an increase in income before income taxes, from R$14,319 million in 2013 to R$19,331 million in 2014; (ii) an adjustment of the net non-deductible expenses in non-taxable income, in the amount of R$468 million; and (iii) the fact that we do not have tax credits from previous years related to investment acquisition operations in 2014, while we had R$462 million in 2013. This increase was partially offset by an increase of: (i) R$472 million in foreign exchange gains, due to the devaluation of the real against the U.S. dollar within the period; and (ii) R$148 million in interests on the shareholders’ equity. For more information on Income and social contribution taxes, see Note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

The effective rate of taxation as a percentage of our income before income and social contribution taxes, varied from an expense of 12.8% in 2013 to an expense of 20.2% in 2014.

Net Income

As a result of the above, our net income attributable to controlling shareholders increased by 23.5%, from R$12,396 million in 2013 to R$15,315 million in 2014. Our net income for the year presented a percentage growth similar to our net income attributable to controlling shareholders, increasing from R$12,486 million in 2013 to R$15,416 million in 2014.

Results of operations for the year ended December 31, 2013 compared with the year ended December 31, 2012

The following tables set forth the principal components of our net income for 2013 and 2012, on a consolidated basis and by segment. This segment information is prepared in accordance with BR GAAP, which are the accounting practices on which the reports used by Management to assess performance and make decisions are based.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2013	2012	% Change
Net interest income	49,300,483	43,385,723	13.6%
Net Impairment losses on loans and advances	(9,623,870)	(11,451,383)	(16.0)%
Non‑interest income	59,102,884	66,396,380	(11.0)%
Non‑interest expense	(84,460,328)	(82,889,272)	1.9%
Income before income taxes	14,319,169	15,441,448	(7.3)%
Income tax and social contribution	(1,833,031)	(4,089,754)	(55.2)%
Net income for the year	12,486,138	11,351,694	10.0%
Net income attributable to controlling shareholders	12,395,920	11,291,570	9.8%
Net income attributable to non-controlling interest	90,218	60,124	50.1%

127 Bradesco

Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2013	2012	% Change	2013	2012	% Change
Net interest income	41,600,095	39,181,426	6.2%	5,589,989	3,124,512	78.9%
Net Impairment losses on loans and advances	(9,731,376)	(10,925,404)	(10.9)%	-	-	-
Non‑interest income	13,863,017	19,154,236	(27.6)%	47,559,845	48,899,792	(2.7)%
Non‑interest expense	(38,318,914)	(39,455,611)	(2.9)%	(47,113,728)	(46,174,120)	2.0%
Income before income taxes	7,412,822	7,954,647	(6.8)%	6,036,106	5,850,184	3.2%
Income tax and social contribution	789,516	(273,930)	-	(2,253,451)	(2,196,399)	2.6%
Net income for the year	8,202,338	7,680,717	6.8%	3,782,655	3,653,785	3.5%
Net income attributable to controlling shareholders	8,195,099	7,672,233	6.8%	3,692,531	3,591,743	2.8%
Net income attributable to non-controlling interest	7,239	8,484	(14.7)%	90,124	62,042	45.3%

Net interest income

The table below shows the main components of our net interest income before impairment of loans and advances for 2013 and 2012, on a consolidated basis and by segment:

	R$ in thousands, except %
	2013	2012	% Change
Consolidated
Interest and similar income	90,682,625	83,031,854	9.2%
Interest and similar expense	(41,382,142)	(39,646,131)	4.4%
Net interest income	49,300,483	43,385,723	13.6%
Banking
Interest and similar income	79,935,892	75,293,246	6.2%
Interest and similar expense	(38,335,797)	(36,111,820)	6.2%
Net interest income	41,600,095	39,181,426	6.2%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	11,578,317	11,110,483	4.2%
Interest and similar expense	(5,988,328)	(7,985,971)	(25.0)%
Net interest income	5,589,989	3,124,512	78.9%

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

128 Form 20-F – December 2014

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

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2013 and 2012:

Consolidated	R$ in thousands, except %
	As of December 31,
	2013	2012	% Change
Average balance of interest‑earning assets
Financial assets held for trading	80,909,973	89,783,466	(9.9)%
Financial assets available for sale	79,895,464	66,875,502	19.5%
Investments held to maturity	3,791,552	3,657,763	3.7%
Assets pledged as collateral	112,404,700	94,667,517	18.7%
Loans and advances to banks	104,232,013	78,977,399	32.0%
Loans and advances to customers	289,336,399	262,228,228	10.3%
Compulsory deposits with the Central Bank	42,757,972	48,722,266	(12.2)%
Other interest‑earning assets	575,113	546,918	5.2%
Total	713,903,186	645,459,059	10.6%
Average interest rate earned	12.7%	12.9%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2013	2012	% Change	2013	2012	% Change
Average balance of interest–earning assets
Financial assets held for trading	40,282,390	58,372,486	(31.0)%	40,215,667	31,055,915	29.5%
Financial assets available for sale	41,194,576	32,788,082	25.6%	38,700,888	34,127,161	13.4%
Investments held to maturity	61,905	93,368	(33.7)%	3,729,647	3,564,395	4.6%
Assets pledged as collateral	112,404,700	94,667,517	18.7%	-	-	-
Loans and advances to banks	103,829,578	76,013,965	36.6%	55,112,417	48,154,198	14.4%
Loans and advances to customers	289,305,361	262,825,554	10.1%	-	-	-
Compulsory deposits with the Central Bank	42,757,972	48,722,266	(12.2)%	-	-	-
Other interest–earning assets	575,113	546,918	5.2%	-	-	-
Total	630,411,595	574,030,156	9.8%	137,758,619	116,901,669	17.8%
Average interest rate	12.7%	13.1%		8.4%	9.5%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview-Selected Statistical Information-Average balance sheet and interest rate data."

129 Bradesco

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
	Increase/(reduction)
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

130 Form 20-F – December 2014

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
Average balance of interest–bearing liabilities
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
	Increase/(reduction)
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

131 Bradesco

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

Net impairment losses on loans and advances to customers – consolidated

In view of conceptual differences between net impairment losses on loans and advances to customers under BR GAAP and IFRS, and also for a better understanding of information presented, we present below a reconciliation of those accounting practice differences, as well as the related analysis of the net impairment losses on loans and advances to customers under IFRS.

	R$ in thousands, except %
	2013	2012	% Change
Net Impairment losses on loans and advances
Banking - BR GAAP	(9,731,376)	(10,925,404)	(10.9)%
Accounting Pratices Diferences (IFRS x BR GAAP)	107,506	(525,979)	-
Consolidated- IFRS	(9,623,870)	(11,451,383)	(16.0)%

The total amount of net impairment losses on loans and advances to banks under BR GAAP is representative of the total amount of net impairment losses in a BR GAAP-consolidated basis that, in turn, is representative of the total amount of net impairment losses in an IFRS-consolidated basis, except for differences in accounting practices.

Main difference in accounting practices for net impairment losses on loans and advances

The main difference in accounting practices between BR GAAP, in accordance with CMN Resolution No. 2,682/99, and IFRS, in accordance with IAS 39, is the form of recognition and measurement of impairment of loans and advances. While the practice adopted by the Central Bank is a provision based on a mix of expected and incurred losses, in accordance with IFRS recognition and measurement of impairment is based on incurred losses. For more information, see “Item 4.B. Business Overview – Regulation and Supervision – Banking Regulations – Treatment of loans and advances”, and the note 3.1 to our financial statements in “Item 18. Financial Statements”.

132 Form 20-F – December 2014

Form 20-F

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

As of December 31,	R$ in thousands, except %
	2013	2012	% Change
Impairment of loans and advances at the beginning of the year	19,914,294	17,551,042	13.5%
Net impairment losses on loans and advances	9,623,870	11,451,383	(16.0)%
Loan recoveries	3,640,014	2,986,639	21.9%
Loan charge‑offs	(13,319,944)	(12,074,770)	10.3%
Impairment of loans and advances at the end of the year	19,858,234	19,914,294	(0.3)%
Ratio of net impairment losses on loans and advances to average loans and advances to customers	3.3%	4.4%

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

Calculations of impairment of loans and advances include: (i) an individual analysis of impaired loans and advances to customers; and (ii) an analysis of losses on loans and advances to customers not individually relevant, as follows:

As of December 31,	R$ in thousands, except %
	2013	2012	% Change
Impaired loans and advances to customers	774,795	1,122,674	(31.0)%
Losses on loans and advances to customers not individually relevant	19,083,439	18,791,620	1.6%
Total	19,858,234	19,914,294	(0.3)%

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

133 Bradesco

Form 20-F

Non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2013 and 2012.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2013	2012	% Change
Net fee and commission income	14,499,682	12,720,740	14.0%
Net gains/(losses) on financial assets and liabilities held for trading	(5,790,089)	2,110,112	-
Net gains/(losses) on financial assets available for sale	(6,100,782)	1,895,974	-
Premiums retained from insurance and pension plans	44,887,215	40,176,745	11.7%
Equity in the earnings of associates and joint ventures	1,062,687	980,212	8.4%
Other non-interest income	10,544,171	8,512,597	23.9%
Total	59,102,884	66,396,380	(11.0)%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2013	2012	% Change	2013	2012	% Change
Net fee and commission income	15,639,215	13,885,450	12.6%	1,264,869	1,233,278	2.6%
Net gains/(losses) on financial assets and liabilities held for trading	(4,100,749)	1,095,588	-	(1,914,579)	(6,689)	-
Net gains/(losses) on financial assets available for sale	(3,880,575)	(455,476)	752.0%	(2,526,016)	2,418,373	-
Premiums retained from insurance and pension plans	-	-	-	44,887,215	40,176,745	11.7%
Equity in the earnings of associates and joint ventures	1,031,280	752,353	37.1%	31,151	108,302	(71.2)%
Other non-interest income	5,173,846	3,876,321	33.5%	5,817,205	4,969,783	17.1%
Total	13,863,017	19,154,236	(27.6)%	47,559,845	48,899,792	(2.7)%

Banking

Our non-interest income decreased by 27.6%, from R$19,154 million in 2012 to R$ 13,863 million in 2013. This decrease was mainly due to: (i) net losses from financial assets and liabilities available for sale, from R$455 million as of December 31, 2012 to R$3,881 million as of December 31, 2013, which was principally due to the adjustment of rates to market value of the available-for-sale NTNs (National Treasury Notes), by trading these securities in the market; and (ii) net losses from financial assets and liabilities held for trading, from gains of R$1,096 million as of December 31, 2012 to losses of R$4,101 million as of December 31, 2013, largely due to the income obtained from fixed income securities. These effects were partially offset by the increase of: (i) 12.6% in net fee and commission income, driven by an increase of: (a) 21.7% in revenues from credit cards, with an increase of 15.4% in billings, which reached R$119,407 million in 2013; (b) 11.2% in revenues related to checking accounts, primarily due to the expansion of our customer base, which net increase represented 707,000 active checking account holders; and the increase of the services portfolio to our customers and the realignment of fees; (c) 17.8% in revenues from consortium management, due to the increase in: received bids, average ticket size and sales of new quotas, increasing from 736,000 active quotas as of December 31, 2012 to 924,000 active quotas as of December 31, 2013; and (d) 18.5% in revenue from guarantees pledged, due to the increase of R$7,676 million, or 12.8%, in the balance of financial guarantees that we mostly offer to our corporate customers; and (ii) 33.5% in other non-financial revenues deriving from results obtained from the adhesion to a program for payment in installments and sight payment of tax debts - REFIS, in the amount of R$1,950 million.

Insurance, pension plans and capitalization bonds

Our non-interest income decreased by 2.7%, from R$48,900 million in 2012 to R$47,560 million in 2013. This was due mainly to: (i) net gains on financial assets available for sale, from gains of R$2,418 million in 2012 to losses of R$2,526 million in 2013, principally due to the adjustment of rates to market value of the available-for-sale NTNs, by trading these securities in the market; and (ii) net losses on financial assets and liabilities held for trading, from R$7 million in 2012 to R$1,915 million in 2013, basically due to the income obtained from fixed income securities; partially offset by: (iii) a 11.7% increase in retained insurance premiums and pension plans income, from R$40,177 million in 2012 to R$44,887 million in 2013, mainly due to: (a) an increase in insurance written premiums from R$37,899 million in 2012 to R$42,226 million in 2013; and (b) an increase in revenues from pension plan contributions, from R$3,273 million in 2012 to R$3,584 million in 2013.

134 Form 20-F – December 2014

Form 20-F

Main differences between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main differences between our non-interest income by segment (according to BR GAAP) and our consolidated non-interest income (according to “IFRS”) for the year ended December 31, 2013:

•      Net fee and commission income: the difference of R$2,404 million refers to: (i) the effective interest rate method in the amount of R$1,242 million; and (ii) eliminations and adjustments of other operations in the amount of R$1,162 million;

•      Net gains (losses) on financial assets held for trading: The adjustment in the amount of R$225 million was mainly due to: (i) adjustment of cash flow hedge, in the amount of R$285 million; (ii) the consolidation of exclusive funds in the amount of R$550 million; and offset by: (iii) the effect of exchange-rate variation on our financial assets held for trading in the amount of R$598 million; and

•      Net gains (losses) on financial assets available for sale: The adjustment in the amount of R$306 million, was mainly due to lower impairment charges in our portfolio of shares, in the amount of R$280 million in 2013.

Non-interest expense

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expense for 2013 and 2012:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2013	2012	% Change
Personnel expenses	(12,354,418)	(11,559,002)	6.9%
Administrative expenses	(12,151,537)	(11,803,989)	2.9%
Depreciation and amortization	(2,740,830)	(2,488,182)	10.2%
Changes in the insurance technical provisions and pension plans	(20,001,807)	(23,326,101)	(14.3)%
Retained claims	(15,484,691)	(13,123,833)	18.0%
Selling expenses for insurance and pension plans	(2,467,037)	(2,313,795)	6.6%
Net gains/(losses) on foreign currency transactions	(1,093,597)	(1,087,595)	0.6%
Other non-interest expense	(18,166,411)	(17,186,775)	5.7%
Total	(84,460,328)	(82,889,272)	1.9%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2013	2012	% Change	2013	2012	% Change
Personnel expenses	(11,200,617)	(10,586,643)	5.8%	(1,092,479)	(1,017,702)	7.3%
Administrative expenses	(12,068,420)	(11,592,512)	4.1%	(1,102,065)	(932,226)	18.2%
Depreciation and amortization	(2,625,748)	(1,459,721)	79.9%	(180,381)	(114,214)	57.9%
Changes in the insurance technical provisions and pension plans	-	-	-	(20,001,807)	(23,326,101)	(14.3)%
Retained claims	-	-	-	(15,484,691)	(13,123,833)	18.0%
Selling expenses for insurance and pension plans	-	-	-	(2,468,101)	(2,314,815)	6.6%
Net gains/(losses) on foreign currency transactions	(1,093,597)	(1,589,833)	(31.2)%	-	-	-
Other non-interest expense	(11,330,532)	(14,226,902)	(20.4)%	(6,784,204)	(5,345,229)	26.9%
Total	(38,318,914)	(39,455,611)	(2.9)%	(47,113,728)	(46,174,120)	2.0%

Banking

Our non-interest expenses decreased by 2.9%, from R$39,456 million in 2012 to R$38,319 million in 2013. This decrease was mainly the result of a 20.4% decrease in other non-interest expenses from R$14,227 million as of December 31, 2012 to R$11,331 million as of December 31, 2013, mainly due to: (i) the full amortization of the goodwill of BERJ, in the amount of R$1,156 million; and (ii) the recognition of losses related to intangible assets – acquisition of bank services in the amount of R$527 million (both of these events occurred in 2012). This fall was mainly offset by: (i) an increase of 5.8% in personnel expenses from R$10,587 million on December 31, 2012 to R$11,201 million on December 31, 2013, due to: (a) an increase in expenses from proceedings, payroll charges and benefits as a result of increase in salaries, in conformity with 2012 and 2013 collective agreements; and (b) higher expenses from provisions for labor lawsuits and profit sharing; and (ii) a 4.1% increase in administrative expenses, mainly resulting from: (a) a chain expansion of 3,819 additional service points, totaling 72,736 points; (b) contract adjustments below IPCA and IGP-M inflation rates in the last 12 months, which reached 5.9% and 5.5%, respectively.

135 Bradesco

Form 20-F

Insurance, pension plans and capitalization bonds

Our non-interest expense increased by 2.0%, from R$46,174 million in 2012 to R$ 47,113 million in 2013. This increase was mainly due to increases of (i) 26.9% increase in other non-financial expenses; (ii) 18.0% in retained claims, mainly in health insurance; and (iii) 18.2% in administrative expenses. Such increases were partially offset by the 14.3% reduction in our expenses from variation of insurance and pension plan technical provisions from R$23,326 million in 2012 to R$20,002 million in 2013, deriving from compliance with SUSEP Circular letter no. 462/13 by the Grupo Bradesco Seguros that resulted in the adoption of “Term Structure of Risk-free Interest Rates – ETTJ” as discount rate of actuarial liability flow that caused net reversal of a portion of the technical provisions balance, in the amount of R$2,572 million.

Income tax and social contribution

Income tax in Brazil consists of federal income taxes and the social contribution tax on adjusted income. See "Item 5.A. Operating Results-Overview-Taxes." The combined rate of these two taxes was 34.0% up to April 2008. As of May 2008, the combined rate increased to 40.0%, due to the raise of social contribution tax on adjusted net income, from 9.0% to 15.0%. Our income tax expenses are composed of current income tax and deferred tax. Certain amounts of income and expenses are recognized in our statement of income, as required by Brazilian tax regulations but might not compose our taxable basis, as foreign exchange variation gains and losses, which are neither taxable income nor deductible expenses, respectively.

We prepare segment information to enable our Management to assess performance and make decisions on allocating funds for investments and other purposes. Income and social contribution taxes, as required by current Brazilian regulations, are calculated for each legal entity and reported on a consolidated basis. Accordingly, there is no direct relationship with the presentation by segment. Management’s decisions for tax purposes, are based on an analysis by legal entity and on a consolidated basis; accordingly, management considered the consolidated data, which was discussed and analyzed, as the relevant disclosure for their decision-making.

Income tax and social contribution expenses decreased from R$4,090 million in 2012 to R$1,833 million in 2013. This variation was primarily due to: (i) the decrease in gross income, which went from R$15,445 million in 2012 to R$14,319 million in 2013; (ii) the greater tax effect of foreign exchange variation of investments abroad, which went from R$727 million in 2012 to R$1,320 million in 2013; (iii) the recognition of tax credits in the amount of R$462 million in 2013; and (iv) the greater effect of net non-deductible expenses of non-taxable revenues, which went from negative adjustment of R$503 million to a positive adjustment of R$326 million, mainly due to adhesion to the program for payment in installments and sight payment of tax debts – REFIS in 2013. For more information on Income and social contribution taxes, see Note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

The effective rate of taxation as a percentage of our income before income and social contribution taxes, varied from an expense of 26.5% in 2012 to an expense of 12.8% in 2013.

Net Income

As a result of the above, our net income attributable to controlling shareholders increased by 9.8%, from R$11,292 million in 2012 to R$12,396 million in 2013. Our net income for the year increased by 10.0%, from R$11,352 million in 2012 to R$12,486 million in 2013.

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

136 Form 20-F – December 2014

Form 20-F

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

In addition, our senior management receive daily reports on our mismatched and open positions, while the Treasury Committee assesses our risk position weekly.

Liquidity and funding

We have policies, procedures, metrics and limits in place aimed at controlling liquidity risks. The components of our Minimum Liquidity Reserve are in line with best market practices as well as Basel III requirements.

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

•      demand, savings, and time deposits, as well as interbank deposits; and

•      funding in the open market, borrowings and onlendings, funds from securities issued and subordinated debt, part of which is denominated in foreign currencies.

137 Bradesco

Form 20-F

The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing, as well as non-interest-bearing) for the periods indicated measured using month-end balances:

R$ in thousands, except %	2014			2013			2012
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
Interest‑bearing liabilities
Interbank deposits	695,132	0.1%	12.4%	671,404	0.1%	9.4%	471,502	0.1%	10.3%
Savings deposits	84,921,694	10.7%	6.4%	73,307,137	9.8%	5.6%	62,758,934	9.1%	5.8%
Time deposits	91,990,788	11.6%	7.0%	99,565,994	13.3%	5.9%	117,960,891	17.2%	6.4%
Funding in the open market	192,967,597	24.3%	9.9%	182,981,063	24.4%	9.1%	152,443,947	22.2%	7.7%
Borrowings and onlendings	56,123,972	7.1%	3.2%	49,273,352	6.6%	3.9%	47,408,499	6.9%	5.0%
Funds from securities issued	69,849,843	8.8%	9.6%	52,476,783	7.0%	6.9%	50,848,755	7.4%	6.8%
Subordinated debt	35,826,626	4.5%	10.6%	35,560,706	4.7%	8.8%	32,278,136	4.7%	8.9%
Insurance technical provisions and pension plans	136,308,516	17.1%	7.6%	125,179,124	16.7%	4.8%	107,519,858	15.7%	7.4%
Total interest‑bearing liabilities	668,684,168	84.1%	8.1%	619,015,563	82.4%	6.7%	571,690,522	83.3%	6.9%
Non‑interest‑bearing liabilities
Demand deposits	35,138,920	4.4%	-	36,876,193	4.9%	-	33,138,109	4.8%	-
Other non‑interest‑bearing liabilities	91,429,077	11.5%	-	95,039,096	12.7%	-	81,203,950	11.8%	-
Total non‑interest‑bearing liabilities	126,567,997	15.9%		131,915,289	17.6%		114,342,059	16.7%
Total liabilities	795,252,165	100.0%	6.8%	750,930,852	100.0%	5.5%	686,032,581	100.0%	5.8%

Deposits are our most important source of funding, accounting for 26.8% of average total liabilities in 2014, compared to 28.0% in 2013 and 31.2% in 2012. Our deposits balance over these years progressed in the following manner:

• In 2013, the average balance of our deposits decreased by 1.8% against 2012 primarily due to a 15.6% drop in the average balance of our time deposits, which was partially offset by an increase of 16.8% in the average balance of our savings deposits; and

• In 2014, the average balance of our deposits increased by 1.1% against 2013 primarily due to a 15.8% increase in the average balance of our savings deposits, which was partially offset by: (i) a 7.6% decrease in the average balance of our time deposits; and (ii) a 4.7% decrease in the average balance of our demand deposits.

Funding in the open market, borrowings and onlendings and funds from securities issued are the main sources of funding, accounting for 40.1% of total average liabilities in 2014, compared to 37.9% in 2013 and 36.5% in 2012.

The following table shows our sources of funding and liquidity as of December 31, 2014:

December 31, 2014	R$ in thousands	% of total
Interbank deposits	641,205	0.1%
Savings deposits	92,154,815	10.9%
Time deposits	85,790,391	10.1%
Funding in the open market	219,359,890	25.9%
Borrowings and onlendings	58,998,135	7.0%
Funds from securities issued	85,030,399	10.0%
Subordinated debt	35,821,666	4.2%
Insurance technical provisions and pension plans	146,559,220	17.3%
Total interest-bearing liabilities	724,355,721	85.4%
Demand deposits	33,027,296	3.9%
Other non‑interest‑bearing liabilities	90,776,194	10.7%
Total non‑interest‑bearing liabilities	123,803,490	14.6%
Total liabilities	848,159,211	100.0%

Deposits

Deposits accounted for 24.9% of total liabilities as of December 31, 2014. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the average balance of our savings deposits from 2013 to 2014 was mainly due to the larger volume of funding, while the decrease in the average balances of our time deposits and demand deposits was a reflection of the new investment opportunities available to our clients. For additional information regarding our deposits, see "Item 4.B. Business Overview-Selected Statistical Information-Maturity of deposits."

138 Form 20-F – December 2014

Form 20-F

Funding in the open market

Funding in the open market consist mainly of funds we obtained from banks in the market by selling securities with agreements to repurchase. As of December 31, 2013, we had funding in the open market in the amount of R$185,055 million, an increase of R$9,409 million compared to December 31, 2012. As of December 31, 2014, we had funding in the open market in the amount of R$219,360 million, an increase of R$34,305 million compared to December 31, 2013. Growth shown for these periods reflects the increases in our business volume.

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

As of December 31, 2013, we had borrowings amounting to R$15,231 million, an increase of R$7,120 million in relation to December 31, 2012. Borrowings increased due to a higher volume of transactions and the depreciation of 14.6% of the Brazilian real against the U.S. dollar.

As of December 31, 2014, we had borrowings amounting to R$15,219 million, which remained stable when compared to 2013. For additional information on our borrowings, see "Item 4.B. Business Overview-Selected Statistical Information."

Onlendings

Onlendings consist primarily of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others.

As of December 31, 2013, the amount of our onlendings totaled R$40,864 million and reflected an increase of R$4,789 million compared to December 31, 2012. The increase in our onlendings was mainly due to an increase of R$4,896 million in our funding for FINAME onlendings in Brazil partially offset by the balance of funding related to BNDES operations, in the amount of R$125 million.

As of December 31, 2014, the amount of our onlending totaled R$43,780 million and reflected an increase of R$2,916 million compared to December 31, 2013. The increase in our onlendings was mainly due to an increase of: (i) R$1,566 million in our FINAME onlendings in Brazil; and (ii) R$1,301 miliion in the volume of our onlendings abroad.

Funds from securities issued

Funds from securities issued mainly consist of: (i) financial notes (letras financeiras); (ii) real estate credit notes; (iii) agribusiness notes (letras de agronegócio); and (iv) Euronotes.

As of December 31, 2013, our funds from securities issued totaled R$57,883 million reflecting an increase of R$6,331 million from December 31, 2012. The increase in our funds from securities issued was mainly due to increases: (i) of R$6,979 million in funds from the issue of financial notes; (ii) of R$1,766 million in real estate credit notes; partially offset by (iii) a lower volume of operations abroad, in the amount of R$2,677 million.

As of December 31, 2014, our funds from securities issued totaled R$85,030 million, reflecting an increase of R$27,147 million from December 31, 2013. The increase in our funds from securities issued was mainly due to the increase of: (i) R$19,753 million in funds from issue of financial notes; (ii) R$5,867 million in real estate credit notes; (iii) R$4,200 million from issue of agribusiness notes and; partially offset by (iv) a lower volume of operations abroad, in the amount of R$2,733 million.

139 Bradesco

Form 20-F

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

As of December 31, 2013, the balance of our compulsory deposits increased 15.5%, from R$47,952 million as of December 31, 2012 to R$55,381 million as of December 31, 2013, mainly due to an increase of our average volume of savings deposits.

As of December 31, 2014, the balance of our compulsory deposits decreased 8.0%, from R$55,381 million as of December 31, 2013 to R$50,925 million as of December 31, 2014, mainly due to a decrease of our average volume of time and demand deposits.

Sources of additional liquidity

In certain limited circumstances, we may obtain emergency funds from the Central Bank through a transaction referred to as "redesconto." A redesconto is a loan from the Central Bank to a financial institution, which is guaranteed by Brazilian government securities owned by the financial institution. The amount of federal government securities held by the financial institution as trading assets limits the amount of the redesconto transaction. We have never obtained funds from the Central Bank through "redesconto" transactions for liquidity purposes. As of December 31, 2014, we had R$35,015 million available in Brazilian government securities as financial assets held for trading that could be used for this purpose.

Cash flow

In 2014, 2013 and 2012, our cash flow was basically affected by our business strategy and alterations in the Brazilian economic environment. The following table shows the principal variations in cash outflows during the periods indicated:

For the year ended December 31,	R$ in thousands
	2014	2013	2012
Net cash provided by (used in) operating activities	81,417,349	99,832,509	51,474,601
Net cash provided by (used in) investing activities	(3,443,356)	(23,186,678)	(44,750,648)
Net cash provided by (used in) financing activities	8,999,501	(6,375,062)	3,850,139
Net increase (decrease) in cash and cash equivalents	86,973,494	70,270,769	10,574,092

2014

In 2014, we had a net increase of R$86,973 million in cash and cash equivalents due to net cash from operating activities, in the amount of R$81,417 million and from financing activities, in the amount of R$9,000 million. These increases were impacted by net cash being used for our investing activities, in the amount of R$3,443 million.

In 2014, cash from our operating activities resulted primarily from: (i) decrease in loans and advances to banks in the amount of R$19,562 million; (ii) net increase in funds from financial institutions and customers in the amount of R$63,358 million; (iii) receipt/payment of interest, in the net amount of R$22,073 million, (iv) a decrease in financial assets held for trading, in the amount of R$14,690 million and (v) the variation of technical provisions for insurance and pension plans, in the amount of R$24,008 million. These events were partially offset by an increase in loans and advances to customers in the amount of R$88,723 million.

The cash used in our investing activities resulted basically from: (i) the disposal and acquisition of financial assets available for sale, in the net amount of R$11,183 million; and (ii) the acquisition of property, equipment and intangible assets in the amount of R$2,830 million. The aforementioned events were partially offset by interest received in the amount of R$9,143 million.

The cash from our financing activities basically resulted from (i) funds from securities issued in the amount of R$53,526 million. This event was partially offset by (i) payments of funds from securities issued in the amount of R$32.578 million; (ii) payments of interest on equity and dividends in the amount of R$3,925 million; (iii) interest paid, in the amount of R$4,704 million and (iv) payments of subordinated debt, in the amount of R$2,706 million.

140 Form 20-F – December 2014

Form 20-F

2013

In 2013, we had a net increase of R$70,271 million in cash and cash equivalents due to net cash from operating activities, in the amount of R$99,833 million. This increase was caused by net cash being used for our investing activities, in the amount of R$23,187 million and in our financing activities, in the amount of R$6,375 million.

In 2013, cash from our operating activities resulted primarily from: (i) decrease in loans and advances to banks in the amount of R$87,999 million; (ii) net increase in funds from financial institutions and customers in the amount of R$57,119 million; and (iii) receipt/payment of interest, in the net amount of R$22,468 million. These events were partially offset by an increase in loans and advances to customers in the amount of R$95,688 million.

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

The first measure requires financial institutions to strengthen their capital levels. Common equity basically comprises share capital (non-redeemable non-cumulative common and preferred shares), plus retained earnings, less amounts related to regulatory adjustments (tax credits, goodwill paid on acquisition of investments and deferred fixed assets, among others). After allowing for all deductions, Basel III will require banks to hold: (i) a common equity ratio of at least 4.5%; (ii) a Tier I capital ratio of at least 6%; and (iii) a minimum total capital ratio of 8%.

Basel III recommendations stipulate altered capital requirements for counterparty credit risk, both for the standard approach and for internal risk rating based approaches (IRBs) in order to ensure inclusion of material risks in capital structure.

141 Bradesco

Form 20-F

In addition to new definitions of capital and minimum requirements, two more requirements were introduced: "conservation capital" and "countercyclical capital." Conservation capital will be supplementary to the regulatory minimum requirements and consist of components accepted for calculating common equity. Its purpose is to have financial institutions upgrade their ability to absorb losses above the minimum required in favorable periods of the economic cycle, so that the added capital may be used as a buffer in times of stress.

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

Furthermore, in order to determine minimum requirements for quantitative liquidity of financial institutions, Basel III proposes two liquidity ratios: a short-term and a long-term one.

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

In January, 2011, the Basel Committee on Banking Supervision published a document known as the "January 13 Annex" in which it extended Basel III rules with additional requirements applicable to Tier 1 and 2 Capital. Under the January 13 Annex rules, a capital instrument issued by a bank must include a provision enabling the competent regulatory body to either cancel this instrument, or convert it to common shares on the occurrence of a "trigger event." A "trigger event" is whichever of the following occurs first: (i) a decision that a cancellation is necessary, without which the bank would become insolvent; and (ii) the decision to make a public capital injection, or equivalent subsidy, without which the bank would become insolvent. These additional requirements will apply to all instruments issued after January 1, 2013; otherwise, any qualified instruments issued before that date will be gradually deducted from capital measurement for a period of ten years as of 2013.

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

Provisional Measure No. 608/13 enacted in February, 2013, sets forth the regulatory measures that Brazil has been adopting to adhere to the recommendations of Basel III. This rule changes the provision for capital to be recognized by financial institutions, addressing presumed credit and credit securities and instruments issued by financial institutions to comprise their RC.

In March 2013 the Central Bank published four (4) Resolutions and fifteen (15) Circulars, by way of which it implemented the recommendations from the Basel Committee on Banking Supervision. In line with international recommendations and current practice, the minimum capital level was determined as a percentage of risk-weighted assets.

In accordance with the rules set forth by the Central Bank Resolution No. 4,192/13, amended by Resolution No. 4,311/14, the RC of a financial institution consists of Tier I Capital plus Tier II Capital and is used when setting is operating limits.

Tier I Capital is aimed at helping the bank remain solvent, that is, remain a going concern. Tier II Capital is contingent capital, subject to conversion into equity in case of insolvency. When Basel III rules came into effect, Tier I Capital was broken down into 2 categories: Common equity, comprising mainly by shares and reserves; and Additional Capital, comprising mainly instruments that are analogous to hybrid capital and debt instruments.

CMN Regulations that introduced Basel III rules in Brazil are stricter and more comprehensive when defining instruments eligible for inclusion in each capital category and set forth the deductions of some items, from Common equity, Additional Capital and Tier II Capital.

Following the recommendations of Basel III, the CMN Resolution Nº. 4,193/13 introduced a conservation capital buffer, called Additional Common Equity by the aforementioned ruling, which must be set up from January to December 2016, by when it should have the lower limit of 0.625% and the upper limit of 1.25% of risk-weighted assets. In December 2014, the Central Bank established the value of the counter-cyclical portion of the “Additional Common Equity” that will be required as from January 1, 2016 at zero.

142 Form 20-F – December 2014

Form 20-F

By the end of the transitional period in 2019, additional Common Equity will have to be 2.5% to 5% of risk-weighted assets, with the amount to be determined by the Central Bank depending on economic conditions. In normal market conditions, financial institutions must hold excess capital in relation to the minimum requirements in an amount greater than additional Common Equity, as defined. Failure to comply with additional Common Equity rules will lead to restrictions affecting distribution of dividends, bonuses, earnings, profit sharing and incentive compensation geared to the performance of institutions’ managements.

Under the current rule, Brazilian financial institutions, ourselves included, must hold a capital base (Regulatory capital) of 11.0% or more of total RWA (Basel ratio) calculated using specific criteria determined by the Central Bank. The calculation of the Regulatory capital is subject to various deductions, including weighting factors that vary according to the nature of the asset. On December 31, 2014, our Basel ratio was 16.5% of total RWA, which is higher than the 11.0% level required by the Central Bank.

The following table shows our capital positions as a percentage of total risk-weighted assets.

As of December 31,	In %
	Basel III (1) Financial Consolidated		Basel II Economic-Financial Consolidated
	2014	2013	2012
Tier I Capital	12.9%	12.3%	11.0%
Common Equity	12.9%	12.3%	-
Tier II Capital	3.6%	4.3%	5.1%
Total Ratio	16.5%	16.6%	16.1%
(1) As of October 2013, capital is calculated based on CMN Resolution 4,192/13.

The implementation of the new capital structure in Brazil began in October 2013. CMN Resolution No. 4,192/13, as amended a number of times in 2013 and 2014, which replaces CMN Resolution No. 3,444/07, provides for a new methodology to calculate Regulatory Capital. Given that this methodology requires the introduction of new adjustments, we adapted the numbers shown above demonstrating the transition from Basel II to Basel III. The ratios disclosed for 2012 have been maintained but are not directly comparable due to the change in criteria under new resolution.

In February 2015, the CMN issued a resolution addressing the definition and minimum limits of the Liquidity Coverage Ratio (LCR), which is defined as the ratio of the reserve of high liquidity assets to the total cash outflows foreseen for a 30-day period, under stress conditions. The major purpose of this ratio is to provide for the set-up and maintenance of a minimum reserve of net assets in normal market conditions, to be used to maintain the continuity of business and the stability of the financial system in periods of higher shortage or needed liquidity.

 The LCR will be applied to financial institutions with total assets over R$100.0 billion or which are part of a prudential conglomerate with total assets higher than said amount. The minimum limit needs to be supervised on a daily basis by the financial institutions in periods of lack of financial stress, with a monthly calculation being admitted up to December 31, 2016.

Also in February 2015, the Central Bank issued a Circular addressing the Leverage Ratio (LR) calculation methodology, remittance to the Central Bank and disclosure of this respective information. This Circular, which will become effective on October 1, 2015, is in line with Basel III recommendations. The LR is defined as the ratio between Tier I capital and the total exposure of the institution. The LR is primarily aimed at preventing the excessive leverage of financial institutions, and the resulting increase of the systemic risk. For Prudential Conglomerate institutions, the LR should be calculated on a consolidated basis.

Capital Management

The Capital Management structure aims at providing conditions to the follow-up and control of capital, thus contributing to the achievement of the strategic goals established by the Organization, through the accurate planning of the capital sufficiency. This structure comprises Executive Committees and a Non-Statutory Committee, which support the Board of Directors and the Diretoria Executiva in the decision- making process.

143 Bradesco

Form 20-F

In addition to these Committees, the Organization has an area responsible for centralizing the capital management, named Capital Management and ICAAP, reporting to the Planning, Budget and Control Department, which operates together with the Integrated Risk Control Department, affiliated companies, business areas and a number of supporting areas of the Organization.

The capital plan is prepared on an annual basis, and is approved by the Diretoria Executiva and the Board of Directors. The capital plan is aligned with the strategic planning and comprehends a prospective vision of at least three years. Any threats and opportunities, growth and market share targets, as well as projected capital needs, are included in the preparation of the plan to cover risks, as well as the capital held by the Organization. These projections are continually monitored and controlled by the capital management area.

With the implementation of the capital management structure, an internal capital adequacy assessment process (ICAAP) was also established, providing conditions for assessing capital sufficiency. It takes into account base and stress scenarios, with a prospective vision to identify capital and contingency measures to be adopted for the respective scenarios. Information on capital sufficiency and adequacy is an important management and support tool in the decision-making process.

Interest rate sensitivity

Management of interest rate sensitivity is a key component of our asset and liability policy. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the maturity or re-pricing characteristics of interest-earning assets and interest-bearing liabilities. For any given period, the pricing structure is considered balanced when an equal amount of these assets or liabilities matures or re-prices in that period. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a negative effect on net interest income. Conversely, a positive gap denotes asset sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income. These relationships can change significantly from day to day as a result of both market forces and management decisions.

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

144 Form 20-F – December 2014

Form 20-F

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2014 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

December 31, 2014	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	Over 5 years	Indefinite	Total
Interest‑earning assets
Financial assets held for trading	10,748,585	10,068,200	3,573,648	25,648,186	9,727,600	12,336,964	72,103,183
Financial assets available for sale	48,622,441	2,805,961	1,094,808	20,491,801	42,117,479	-	115,132,490
Investments held to maturity	251,847	-	-	2,957,798	21,861,386	-	25,071,031
Assets pledged as collateral	134,356,223	2,348,240	44,883	8,554,067	7,309,276	-	152,612,689
Loans and advances to banks	59,578,452	5,994,985	1,922,751	5,478,431	-	-	72,974,619
Loans and advances to customers (1)	30,455,706	36,569,229	34,945,627	51,360,094	155,920,680	25,165,963	334,417,299
Central Bank compulsory deposits	44,261,807	-	-	-	-	-	44,261,807
Other assets	-	-	-	-	622,134	-	622,134
Total interest‑earning assets	328,275,061	57,786,615	41,581,717	114,490,377	237,558,555	37,502,927	817,195,252
Interest‑bearing liabilities
Deposits from banks (2)	155,149,151	51,898,510	18,295,238	48,706,320	4,950,011	-	278,999,230
Savings deposits (3)	92,154,815	-	-	-	-	-	92,154,815
Time deposits	15,764,153	19,522,530	5,655,603	44,848,105	-	-	85,790,391
Funds from securities issued	3,193,907	25,211,737	18,296,364	36,970,980	1,357,411	-	85,030,399
Subordinated debt	182,774	773,767	1,905,575	23,771,494	9,188,056	-	35,821,666
Insurance technical provisions and pension plans (3)	119,595,531	2,731,627	887,115	23,344,947	-	-	146,559,220
Total interest‑bearing liabilities	386,040,331	100,138,171	45,039,895	177,641,846	15,495,478	-	724,355,721
Asset/liability gap	(57,765,270)	(42,351,556)	(3,458,178)	(63,151,469)	222,063,077	37,502,927	92,839,531
Cumulative gap	(57,765,270)	(100,116,826)	(103,575,004)	(166,726,473)	55,336,604	92,839,531	-
Ratio of cumulative gap to total interest‑earning assets	(7.1)%	(12.3)%	(12.7)%	(20.4)%	6.8%	11.4%
(1) For indefinite operations, it refers to credit card operations;
(2) including: funding in the open market, borrowings, onlendings and interbank deposits; and
(3) Savings deposits and insurance technical provisions and pension plans are classified as up to 30 days, without considering average historical turnover.

Exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. As of December 31, 2014 our net foreign currency liability exposure, considering off-balance-sheet derivative financial instruments, was R$32,506 million, or 39.5% of shareholders´ equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivative financial instruments.

Our foreign currency position arises mainly through our purchases and sales of foreign currencies (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum outstanding long and short foreign currency positions.

145 Bradesco

Form 20-F

As of December 31, 2014, the composition of our assets, liabilities and equity by currency and term was as set out in the table below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

December 31, 2014	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	61,586,903	3,843,397	65,430,300	5.9%
Financial assets held for trading
Less than one year	25,329,036	1,350,467	26,679,503	5.1%
From one to five years	26,971,398	420,464	27,391,862	1.5%
More than five years	9,848,856	267,455	10,116,311	2.6%
Indefinite	14,310,635	-	14,310,635	-
Financial assets available for sale
Less than one year	50,768,793	1,754,417	52,523,210	3.3%
From one to five years	19,857,160	634,641	20,491,801	3.1%
More than five years	40,721,044	1,396,435	42,117,479	3.3%
Indefinite	5,829,244	-	5,829,244	-
Investments held to maturity
Less than one year	251,847	-	251,847	-
From one to five years	2,918,924	38,874	2,957,798	1.3%
More than five years	21,861,386	-	21,861,386	-
Assets pledged as collateral	145,091,741	7,520,948	152,612,689	4.9%
Loans and advances to banks	72,143,807	830,812	72,974,619	1.1%
Loans and advances to customers
Less than one year	155,593,295	18,564,820	174,158,115	10.7%
From one to five years	114,744,746	14,231,416	128,976,162	11.0%
More than five years	20,687,331	4,242,396	24,929,727	17.0%
Non-current assets available for sale	1,006,461	-	1,006,461	-
Investments in associated companies and joint ventures	3,983,780	-	3,983,780	-
Property and equipment, net of accumulated depreciation	4,684,948	15,570	4,700,518	0.3%
Intangible assets and goodwill, net of accumulated amortization	7,504,490	25,425	7,529,915	0.3%
Taxes to be offset	6,097,459	32,732	6,130,191	0.5%
Deferred income tax assets	28,146,980	241,203	28,388,183	0.8%
Other assets
Less than one year	14,948,966	8,675,801	23,624,767	36.7%
From one to five years	10,104,348	25,074	10,129,422	0.2%
More than five years	972,078	373,013	1,345,091	27.7%
Total	865,965,656	64,485,360	930,451,016	6.9%
Percentage of total assets	93.1%	6.9%	100.0%

146 Form 20-F – December 2014

Form 20-F

December 31, 2014	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Shareholders' Equity
Deposits from banks (1)
Less than one year	205,311,710	20,972,186	226,283,896	9.3%
From one to five years	45,954,341	2,751,979	48,706,320	5.7%
More than five years	4,592,811	357,200	4,950,011	7.2%
Deposits from customers
Less than one year	136,374,759	28,808,641	165,183,400	17.4%
From one to five years	43,821,843	1,026,262	44,848,105	2.3%
More than five years	-	-	-	-
Financial liabilities held for trading
Less than one year	1,350,984	820,843	2,171,827	37.8%
From one to five years	910,999	-	910,999	-
More than five years	232,747	-	232,747	-
Funds from securities issued
Less than one year	43,519,671	3,182,337	46,702,008	6.8%
From one to five years	31,470,248	5,500,732	36,970,980	14.9%
More than five years	1,274,354	83,057	1,357,411	6.1%
Subordinated debt
Less than one year	2,679,513	182,603	2,862,116	6.4%
From one to five years	21,779,344	1,992,150	23,771,494	8.4%
More than five years	2,041,233	7,146,823	9,188,056	77.8%
Insurance technical provisions and pension plans	146,558,375	845	146,559,220	0.0%
Other provisions	13,853,455	10,946	13,864,401	0.1%
Current income tax liabilities	3,579,642	22,691	3,602,333	0.6%
Deferred income tax liabilities	808,178	-	808,178	-
Other liabilities (2)
Less than one year	63,127,754	5,580,906	68,708,660	8.1%
From one to five years	195,538	24,601	220,139	11.2%
More than five years	70,049	186,861	256,910	72.7%
Shareholders' Equity	82,291,805	-	82,291,805	-
Total	851,799,353	78,651,663	930,451,016	8.5%
Percentage of total liabilities and equity	91.5%	8.5%	100.0%
(1) including: funding in the open market, borrowings, onlendings and interbank deposits; and
(2) Other non-interest bearing liabilities, whose primary components are technical provisions for insurance and pension plans and provision for contingent liabilities, are not a source of funding.

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

147 Bradesco

Form 20-F

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 20(c) to our consolidated financial statements in "Item 18. Financial Statements." As of December 31, 2014, the composition of notional reference and/or contracted values and fair values of trading derivatives held by us is presented below:

December 31, 2014	R$ in thousands
	Reference amounts
	R$	Foreign currency	Total
Derivatives
Interest rate futures contracts
Purchases	59,298,642	-	59,298,642
Sales	110,759,701	-	110,759,701
Foreign currency futures contracts
Purchases	-	16,145,870	16,145,870
Sales	-	26,041,747	26,041,747
Futures contracts - other
Purchases	3,222,294	-	3,222,294
Sales	238,235	-	238,235
Interest rate option contracts
Purchases	23,409,200	-	23,409,200
Sales	30,594,004	-	30,594,004
Foreign currency option contracts
Purchases	-	2,190,621	2,190,621
Sales	-	1,711,374	1,711,374
Option contracts - other
Purchases	438,498	-	438,498
Sales	123,697	-	123,697
Foreign currency forward contracts
Purchases	-	8,372,687	8,372,687
Sales	-	9,280,704	9,280,704
Forward contracts - other
Purchases	111,559	-	111,559
Sales	416,503	-	416,503
Swap contracts
Asset position
Interest rate swaps	24,918,940	-	24,918,940
Currency swaps	-	29,305,345	29,305,345
Liability position
Interest rate swaps	24,218,645	-	24,218,645
Currency swaps	-	29,267,749	29,267,749

148 Form 20-F – December 2014

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

The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

	R$ in thousands
	2014	2013	2012
Infrastructure
Land and buildings	36,893	65,708	81,392
Installations, properties and equipment for use	981,472	430,477	554,157
Security and communications systems	10,539	12,134	12,512
Transportation systems	30,150	4,421	2,146
SubTotal	1,059,054	512,740	650,207
Information Technology
Data processing systems	1,537,012	1,803,014	1,543,801
Financial leasing of data processing systems	519,697	615,791	418,108
SubTotal	2,056,709	2,418,805	1,961,909
Total	3,115,763	2,931,545	2,612,116

During 2014, we made R$3,116 million investments in capital expenditures, R$1,059 million of which were related to the acquisition of assets and R$2,057 million to telecommunications services and data processing expenses.

We believe that capital expenditures in 2015 through 2017 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2015 through 2017 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

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

149 Bradesco

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

Our Board of Executive Officers currently comprises (i) the Diretoria Executiva and (ii) our Officers, Department Officers and Regional Officers. The Diretoria Executiva consists of one Chief Executive Officer, seven Vice-Presidents, nine Managing Officers and five Deputy Officers.

Our ten-member Board of Directors meets on a regular basis every 90 days and meets on an extraordinary basis whenever necessary. It is responsible for:

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

Members of the Board of Directors:

Lázaro de Mello Brandão, Chairman: Born on June 15, 1926. Degree in Business Administration and Economics. In September 1942, Mr. Brandão was hired as a bookkeeper by Casa Bancária Almeida & Cia., the financial institution that became Banco Brasileiro de Descontos S.A. on March 10, 1943, and later became Banco Bradesco S.A. He has held a variety of positions during his banking career. In January 1963, he was elected as an Officer, and in September 1977, he was elected Vice-President. In January 1981, he assumed the position of CEO, succeeding Mr. Amador Aguiar, the founder of Bradesco. Since February 1990, he has served as the Chairman of our Board of Directors. In March 1999, he decided to step down as CEO, but has remained the Chairman of our Board of Directors. He also holds a variety of positions within Bradesco, such as Chairman of the Board of Trustees and CEO of Fundação Bradesco; and Chairman of the Board of Directors and CEO of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition, he is the Chairman of the Board of Directors of Bradespar S.A. He has also served as CEO of the Banking Associations of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima, as Vice-President of the National Federation of Banks, known as "FENABAN," as a Member of the Board of "FEBRABAN" and as Chairman of the Board of Directors of FGC and CIBRASEC - Companhia Brasileira de Securitização and a member of the Consulting Committee of VBC Participações S.A..

150 Form 20-F – December 2014

Form 20-F

Luiz Carlos Trabuco Cappi, Vice-Chairman: Born on October 6, 1951. Graduated from Faculdade de Filosofia, Ciências e Letras de São Paulo, with a graduate degree in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo. He began his career at Bradesco in April 1969 and has held a variety of positions within the banking sector, being elected as Officer in 1984. On March 10, 2009 he became Chief Executive Officer. He is also Chief Executive Officer of the other Bradesco Group companies. In addition to these activities, he is Vice-Chairman of Banco Bradesco S.A., President of the Council of Representatives and Executive Board of the National Confederation of Financial Institutions (CNF), Vice-Chairman of the Board of Directors of Elo Participações S.A. and Member of the Managing Council of FEBRABAN. He was the Chief Executive Officer of Bradesco Vida e Previdência, of Grupo Segurador and Chairman of the Board of Odontoprev S.A. He was also Chief Executive Officer of the Marketing and Funding Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança (ABECIP), of ANAPP - Associação Nacional da Previdência Privada, of the Federação Nacional de Saúde Suplementar - FENASAÚDE, Vice-Chairman of the Board of Representatives of the National Confederation of the Financial Institutions (Confederação Nacional das Instituições Financeiras – CNF), Member of the Managing Council of ABRASCA, Member of the Board of Directors of ArcelorMittal Brasil (former Companhia Siderúrgica Belgo-Mineira), Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização - CNSeg and Full Member of the Association Internationale pour I’Etude de I’Economie de I’Assurance - Association de Genève, Geneva, Switzerland, and Member of the Honorable Council of ANSP - Academia Nacional de Seguros e Previdência.

Antônio Bornia, Director: Born on November 22, 1935. High school graduate. Mr. Bornia started his career at Banco Bradesco S.A. in May 1952. Since then, he has held a variety of positions within Bradesco. In September 1975, he became a Deputy Officer; in April 1979, he was appointed to an Executive Officer position; in June 1981, he became Vice-President; in March 1999 he became the Vice-Chairman of our Board of Directors, in March 2014 he was elected Member of the Board of Directors. He is Chairman of the Board of Directors of the following companies: Bradesco Securities, Inc. (USA), Bradesco Securities UK Limited, Bradesco Securities Hong Kong Limited and Banco Bradesco Europa S.A.; Member of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil, BSP Empreendimentos Imobiliários S.A. and BSP Park Estacionamentos e Participações S.A.; Officer of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social, and Manager of Bradport-S.G.P.S. Sociedade Unipessoal, Ltda, Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors and Managing Officer of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN); and Member of the Board of Directors and Officer of BBD Participações S.A. and of Cidade de Deus – Companhia Comercial de Participações. He is also the Chairman of the Board of the ABEL, Vice-Chairman of the Board of Directors of Bradespar S.A., and Member of the Brazilian Sector of the Brazil-United States Business Council. He was Vice-Chairman of the Board of Directors of Banco Bradesco BERJ S.A., he has also served as an Alternate Member of the Board of Resources of the National Financial System, an agency related to the Treasury Ministry, as representative of the ABEL. He was also the Chairman of the Board of Directors of the FGC, Vice-Chairman of the Executive Board of the Latin American Leasing Federation - Felalease, CEO of the National Union of Leasing Companies, Vice-President and Vice-Chairman of the Board of Representatives of the National Confederation of the Financial System-CONSIF and in CNF, he held the positions of Chairman, Vice-Chairman, Member of Board of Representatives and Vice-President.

Mário da Silveira Teixeira Júnior, Director: Born on March 4, 1946. Mr. Teixeira received a degree in Civil Engineering and Business Administration from Mackenzie Presbyterian University. In July 1971, Mr. Teixeira joined Bradesco S.A Corretora de Títulos e Valores Mobiliários, having served as an Officer from March 1983 until January 1984, when he was transferred to Banco Bradesco de Investimento S.A. and Banco Bradesco S.A. There, he was appointed Department Officer in January 1984, Managing Officer in March 1992 and Vice-President in March 1998. From March 1999 to July 2001, he served as a Member of our Board of Directors, when he resigned to manage Bradespar S.A., a company incorporated by our partial spin-off. In March 2002, he returned to his position as a Member of our Board of Directors, where he remains until today.He is also a Member of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil; Member of the Board of Directors of BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações, Officer of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social; Member of the Board of Trustees and Managing Officer of Fundação Bradesco, and Member of the Board of Directors and Managing Officer of FIMADEN. In addition to these activities, Mr. Teixeira is a Member of the Board of Directors of Bradespar S.A., Vice-Chairman of the Board of Directors and Member of the Strategic Committee of Vale S.A.; and Vice-Chairman of the Board of Directors of Valepar S.A. He has also served as Vice-President of ANBID - Associação Nacional dos Bancos de Investimento, Member of the Management Board of ABRASCA, Member of the Board of Directors of Banco Bradesco BERJ S.A., Member of the Board of Directors of Companhia Paulista de Força e Luz - CPFL, Companhia Piratininga de Força e Luz, Companhia Siderúrgica Nacional - CSN, CPFL Energia S.A., CPFL Geração de Energia S.A., Latasa S.A., Alpargatas S.A., Tigre S.A. Tubos e Conexões, VBC Energia S.A. and VBC Participações S.A.

151 Bradesco

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

Denise Aguiar Alvarez, Director: Born on January 24, 1958. Ms. Alvarez received a degree in Education from São Paulo Pontific Catholic University and received a Masters in Education from New York University, U.S.. In April 1986, she was appointed to the Board of Directors of Cidade de Deus-Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and since July 1988, she has also been serving as an Officer. Since February 1990, Ms. Alvarez has served as a Member of our Board of Directors, and since March 2000, she has also served as a Member of the Board of Directors of Bradespar S.A. She is also a Member of the Board of Trustees and Deputy Officer of Fundação Bradesco, Member of the Board of Directors and Deputy Officer of FIMADEN and CEO of ADC Bradesco – Sports Association. In addition to these activities, she is Member of the Consulting Board of the Associação Pinacoteca Arte e Cultura – APAC, having previously held the position of Member of the Board of Directors. He is also a member of the Deliberative Board of Museu de Arte Moderna de São Paulo - MAM, Member of the Board of Trustees of Fundação Dorina Nowill para Cegos and Fundação Roberto Marinho, Member of the Consulting Board of Canal Futura; member of the General Board of Comunitas: Parcerias para o Desenvolvimento Solidário; and Effective Member of Associação de Apoio ao Programa Alfabetização Solidária - AAPAS. She was member of the Deliberative Board of Fundo Social de Solidariedade do Estado de São Paulo – FUSSESP and Chairman of the Board of Governance of the Group of Institutes, Foundations and Enterprises (GIFE), having previously held the position of Member.

Carlos Alberto Rodrigues Guilherme, Director: Born on December 21, 1943. Mr. Guilherme received a Law degree from Pinhalense Education Foundation. He began his career in December 1957. Mr. Guilherme has held a variety of positions within the banking sector, such as Department Officer in March 1986, Deputy Officer in March 1998, Managing Officer in March 1999 and Member of the Board of Directors since March 2009. He is a Member of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários; Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações; Officer of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social. He is also a Member of the Board of Trustees and a Managing Officer of Fundação Bradesco, Member of the Board of Directors and a Managing Officer of FIMADEN and Member of the Board of Directors of Bradespar S.A. He was Member of the Board of Directors of Banco Bradesco BERJ S.A., Member of the Governing Board of Bradesco Employees Beneficent Fund (Caixa Beneficente dos Funcionários do Bradesco); Officer of Banco de Crédito Real de Minas Gerais S.A. and of Credireal Leasing S.A. - Arrendamento Mercantil.

Milton Matsumoto, Director: Born on April 24, 1945. Mr. Matsumoto received a degree in Business Administration from UNIFIEO-University Center FIEO of Osasco. He began at Bradesco in September 1957. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Department Officer in March 1985, Deputy Officer in March 1998, a Managing Officer since March 1999 and he has been a Member of the Board of Directors since March 2011. He is a Member of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A..; Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações; Officer of NCF Participações S.A.; Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social. He is also a Member of the Board of Trustees and Managing Officer of Fundação Bradesco. Member of the Board of Directors and Managing Officer of FIMADEN. In addition to these activities, he is a Member of the Board of Directors of Bradespar S.A.; and Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A. He was Member of the Board of Directors of Banco Bradesco BERJ S.A. and an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários; the first Secretary Director of the Bank Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Alternate Member of the Board of Directors of CPM Braxis S.A. and CPM Holdings Ltd.; and Secretary Officer of the union of the credit, financing and investing companies of the State of São Paulo of FENACREFI - Interstate Federation of Loan, Financing and Investment Institutions.

152 Form 20-F – December 2014

Form 20-F

José Alcides Munhoz, Director: Born on July 23, 1948. Technical education in accounting. Mr. Munhoz began at Bradesco in October 1970, at the Santa Maria branch - RS. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Officer in March 1989, Department Officer in January 1995, Deputy Officer in March 1998, Managing Officer in March 1999, Vice-President in January 2012 and Member of the Board of Directors in March 2014, the position he currently holds. He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco, Member of the Board of Directors and Managing Officer of FIMADEN. He is also Member of the Board of Directors of Bradespar S.A., BBD Participações S.A, Bradesco Leasing S.A. – Arrendamento Mercantil; BSP Empreendimentos Imobiliários S.A. and Cidade de Deus - Companhia Comercial de Participações, Officer of NCF Participações S.A. and Nova Cidade de Deus Participações S.A.; and Member of Consulting Board of the Brazilian National Chapter of the International Real Estate Federation (FIABCI/BRASIL).

Aurélio Conrado Boni, Vice-President: Born on July 19, 1951. Business Administration technician from the Technical Trade School Campos Salles. He began at Bradesco in February 1971. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Department Officer in December 1997, Managing Officer in December 2001, Vice-President in January 2012, and Member of the Board of Directors, position he currently holds, in March 2015. Mr. Boni is also a Member of the Board of Trustees and Managing Officer of Fundação Bradesco, Member of the Board of Directors and Managing Officer of FIMADEN. He is also Member of the Board of Directors of BBD Participações S.A., Vice-President of Banco Bradesco BERJ S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil; Managing Officer of Bradesco Seguros S.A.; and Officer of NCF Participações S.A. and Nova Cidade de Deus Participações S.A. He was a Member of the Board of Directors of CPM Holdings Limited and IT Partners Ltd.

Members of the Diretoria Executiva:

Luiz Carlos Trabuco Cappi, CEO: Mr. Trabuco also holds the position of CEO. His experience is described in "Members of the Board of Directors."

Domingos Figueiredo de Abreu, Vice-President: Born on January 8, 1959. He received a degree in Economics from College of Economic Sciences of Mogi das Cruzes and a degree in Accounting from College of Economic Sciences and Administration of Osasco – FAC-FITO, with a postgraduate degree in Financial Administration (CEAG) from Fundação Getulio Vargas and an Executive MBA in Finance from IBMEC (Capital Markets Brazilian Institute) – Instituto Brasileiro de Mercado de Capitais. Mr. Abreu began at Banco Bradesco S.A. in December 1981. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Department Officer in June 2001, a Managing Officer in March 2002 and Vice-President in June 2009, the position he currently holds. Mr. Abreu is also a Member of the Board of Trustees and a Managing Officer of Fundação Bradesco, Member of the Board of Directors and a Managing Officer of FIMADEN. He is also the Chairman of the Board of Directors of Cielo S.A., and Member of CPM Holdings Limited and Elo Participações S.A.’s Board of Directors. He was Officer of Banco BCN S.A. and Alternate Member of CPM Braxis S.A.'s Board of Directors, where he was also a Member of the Board of Technical Administration; Member of the Board of Directors of IBRI – Brazilian Institute of Investor Relations, where he was formerly Vice-President and Regional Officer in São Paulo and Member of the Management Board of ABRASCA.

Sérgio Alexandre Figueiredo Clemente, Vice-President: Born on June 7, 1959. Graduated in Mechanical Engineering from PUC - Pontifícia Universidade Católica de Minas Gerais (Catholic University of Minas Gerais), with an executive MBA in Finance from IBMEC (Capital Markets Brazilian Institute) and Specialization in Finance through the Executive Management Development Program (PDG), administered by the Business Development Corporation. He attended the Advanced Management Program (PGA), administered by Fundação Dom Cabral and INSEAD. Mr. Clemente joined Banco BCN S.A. in May 1996 as Deputy Officer. In December 1997, he was elected Officer. With the acquisition of BCN, he joined the Banco Bradesco S.A. staff, having been elected Department Officer in March 2000, as the person responsible for the Corporate Department. In December 2006, he became Managing Officer, and Vice-President, in January 2012, the position he currently holds. He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors and Managing Officer of FIMADEN. Also, he is an Effective Member of the Board of Directors of Vale S.A. and of Valepar S.A. He was an Effetive Member of the Listing Advisory Chamber of BM&FBOVESPA S.A. and an Alternate Member of the Board of Directors of Sete Brasil Participações S.A.

153 Bradesco

Form 20-F

Marco Antonio Rossi, Vice-President: Born on March 7, 1961. He holds a degree in Marketing Management Technology, a lato sensu postgraduate qualification in Client Management from Universidade Paulista (UNIP) and a lato sensu postgraduate qualification in Advanced Strategic and Geopolitical Studies from Fundação Armando Alvares Penteado (FAAP). He joined Bradesco Vida e Previdência S.A. in July 1981, where he rose through all career levels and was elected to the position of Officer in January 1999, Managing Officer in May 2001 and CEO in August 2002, where he remained until March 2010. In January 2012 he was elected Vice-President of Banco Bradesco S.A. He is a member of the Board of Trustees and Managing Officer of Fundação Bradesco; and Member of the Board of Directors and Managing Officer of FIMADEN. He is also Chief Executive Officer of Bradesco Seguros S.A., and BSP Affinity Ltda., since March 2009; Bradseg Participações S.A., since April 2009; and Vice-President of BP Promotora de Vendas Ltda., since January 2012. In addition to these activities, he is Member of the Board of Directors of Europ Assistance Brasil Serviços de Assistência S.A., having formerly been the Chairman. He is the Vice-Chairman of the Board of Directors of Odontoprev S.A., President of the National Federation of Private Insurance and Capitalization bonds (Fenaseg); Effective Member of the Board of Directors of Companhia Brasileira de Gestão de Serviços; Benefactor of the Higher Council of Associação Comercial do Rio de Janeiro, having formerly been a Member of the Board of Directors. He is also President of the Board of Directors of CNseg - Confederação Nacional das Empresas de Seguros Gerais, having formerly been Vice-President and Member of the Higher Council and President of FIDES - Federación Interamericana de Empresas de Seguros. He was once the President of FENAPREVI and President of Atlântica Companhia de Seguros.

Alexandre da Silva Glüher, Vice-President: Born on August 14, 1960. Graduated in Accounting from Universidade Federal do Rio Grande do Sul, and in Business Administration from Universidade Luterana do Brasil (ULBRA). He attended the International Executive Program at the Wharton School - Advanced Management Program - University of Pennsylvania, U.S. He joined Banco Bradesco S.A. in March, 1976 and has held a variety of positions within the banking sector, being elected Regional Officer in August 2001, Department Officer in March 2005, Deputy Officer in December, 2010, Managing Officer in January, 2012, and Vice-President in January, 2014, the position he currently holds. He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco, and Member of the Board of Directors and Managing Officer of FIMADEN. He is also Vice-President and a Member of the Banking Self-Regulation Board of FEBRABAN, Vice-President and Alternate Delegate at CONSIF - FENABAN, Vice-President of Instituto Brasileiro de Ciência Bancária (IBCB), Treasury Officer of the Association of Banks of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima, Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos - CED, Effective Member of the Board of Directors of Fidelity Processadora e Serviços S.A., and Member of the Board of Directors of Instituto BRAiN - Brasil Investimentos & Negócios. He was an Alternate Member of the Deliberative Council of ABECIP.

Josué Augusto Pancini, Vice-President: Born on April 14, 1960. Mr. Pancini received a degree in Mathematics from Centro Universitário da Fundação de Ensino Octávio Bastos – Feob - UNIFEOB, with a lato sensu postgraduate degree in Business Economics - Finance from Pontifícia Universidade Católica de Campinas - PUC - Campinas. He attended the AMP - Advanced Management Program taught at the IESE Business School - University of Navarra, São Paulo. He joined Banco Bradesco S.A. in July 1976, and has held a variety of positions within the banking sector. He was elected Regional Officer in July 1997, Department Officer in July 2003, Deputy Officer in December 2010, Managing Officer in January 2012 and Vice- President in January 2014, the position he currently holds. He is a Member of the Board of Trustees and Managing Director of Fundação Bradesco and Member of the Board of Directors and Managing Director of FIMADEN. Formerly Alternate Member of the Deliberative Board of ABECIP.

Maurício Machado de Minas, Vice-President: Born on July 1, 1959. He holds a degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo – Poli/USP, and specialization in Data Communications and Software Development, and a university extension course in Finance at Wharton Business School, both in the United States. He went to the Executive Development Program at Columbia University in New York, United States. He joined Banco Bradesco S.A. in July 2009 as Managing Officer. In January 2014 he was elected Vice-President. He is a Member of the Board of Trustees and Managing Director of Fundação Bradesco and Member of the Board of Directors and Managing Director of FIMADEN, Member of the Board of Directors of Fidelity Processadora e Serviços S.A.; an Alternate Member of the Board of Directors of MPO - Processadora de Pagamentos Móveis S.A.; and Member of the Board of Directors of NCR Brasil - Indústria de Equipamentos para Automação S.A. He is also an Alternate Member of the Board of Directors of CPM Braxis S.A., having previously held the position of Executive Vice-President and COO (Chief Operations Officer). He was formerly Senior Analyst with Banco Itaú, Officer of Support Services of a group of Brazilian IT companies (Eletrodigi, Flexidisk and Polymax) and President of Scopus.

154 Form 20-F – December 2014

Form 20-F

Marcelo de Araújo Noronha, Managing Officer: Born on August 10, 1965. Graduated in Business Administration from Universidade Federal de Pernambuco (UFPE), with a Specialization in Finance from IBMEC and the Advanced Management Program AMP at the Instituto de Estudios Empresariales (IESE), Universidade de Navarra in Barcelona. Mr. Noronha started his career in 1985 at Banco Banorte, where he worked until 1996 when he started to work as Commercial Officer with Banco Bilbao Vizcaya Argentaria Brasil S.A, current Banco Alvorada S.A. and was promoted to Vice-President for products, trade finance, middle market and retail. In February 2004, he was elected Department Officer of Banco Bradesco S.A. He was elected Deputy Officer in December 2010 and Managing Officer in January 2012. In February 2015, he was elected Vice-President, the position he currently holds. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. He is Vice-Chairman of the Board of Companhia Brasileira de Soluções e Serviços (“CBSS”), where he was previously the CEO; Effective Member of the Board of Directors of Cielo S.A.; Elo Participações S.A., Elo Serviços (the ELO card flag) and of MPO - Processadora de Pagamentos Móveis S.A.; President of ABECS, where he was previously President of the Council of Ethics and Self-Regulation and Member of the Latin America and Caribbean Advisory Council of Visa International.

André Rodrigues Cano, Managing Officer: Born on July 22, 1958. Graduated in Business Administration from Faculdades Metropolitanas Unidas (FMU), MBA-Controller from the Institute of Accounting, Finance and Actuarial Research (FIPECAFI, FEA-USP), and the Advanced Management Program - Harvard Business School in Boston, U.S.. Mr. Cano joined Bradesco in April 1977 and was elected Department Officer in December 2001. He was elected Officer of Banco Bradesco Financiamentos S.A. in September 2008, remaining in this position until his return to Bradesco as Department Officer in December 2009. He was elected Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also a Member of the Curator Council of the National Quality Foundation (FNQ). He also is an Alternate Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A. and Effective Officer of CONSIF. He was an Effective Member and Officer of the Board of Directors of TECBAN - Tecnologia Bancária S.A.; Effective Member of the Fiscal Council of Tele Celular Sul Participações S.A.; Alternate Member of the Fiscal Council of Tele Nordeste Celular Participações S.A.; and Officer of ACREFI - Associação Nacional das Instituições de Crédito, Financiamento e Investimento.

Luiz Carlos Angelotti, Managing Officer: Born on November 16, 1964. Mr. Angelotti received a degree in Accounting and Actuarial Sciences from the School of Economics and Business Administration, Universidade de São Paulo and in Law from UNIFIEO - Centro Universitário FIEO, with an MBA in Finance from Insper – Instituto de Ensino e Pesquisa. He also attended the EDP – Executive Development Program and the AMP – Advanced Management Program at the University of Chicago Booth School of Business. He joined Banco Bradesco S.A. in November 1987, and was elected Department Officer in March 2002, Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is also Investor Relations Officer. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. He is a Member of the Management Board of ABRASCA and an Alternate Member of the Board of Directors of Integritas Participações S.A. Formerly Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

Nilton Pelegrino Nogueira, Managing Officer: Born on May 7, 1954. Degree in Business Administration from Universidade Presbiteriana Mackenzie. Mr. Nogueira joined Banco Bradesco S.A. in July 1973. He was elected Regional Officer in February 1995, remained in the position until September 2000, when he was elected Officer of Banco BCN S.A., a financial institution acquired by Bradesco in December 1997, and remained in the position until March 2002, when he returned to Bradesco and was elected Department Officer. He was elected Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco; Member of the Board of Directors of FIMADEN. He was formerly Officer of Banco Boavista S.A, and of Banco das Nações S.A.; Effective Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado and Top Clube Bradesco, Segurança, Educação e Assistência Social; Superintendent of Bradesco Administradora de Consórcios Ltda.; Member of the Business Development Committee of BSP Empreendimentos Imobiliários S.A and Alternate Member of the Deliberative Council of ABECIP.

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

155 Bradesco

Form 20-F

Luiz Fernando Peres, Managing Officer: Born on September 30, 1950. Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco (FAC-FITO). He started his career in November 1971 as Assistant II in the Economic Research Department of Banco BCN S.A., where he reached the position of Officer in July 1990. When BCN was taken over, he joined the staff of Bradesco and was elected Department Officer in June 1999 as head of Credit Department, Deputy Officer in January 2012 and Managing Officer in January 2014, the position he currently holds. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). Formerly Executive Officer of Fundação Francisco Conde, Member of the Fiscal Council of Instituto Assistencial Alvorada, Alternate Member of the Fiscal Council of Finasa Sports Association (ADC Finasa), Full Member of the Board of Directors of Estruturadora Brasileira de Projetos S.A. - EBP, Member of the Board of Directors of Aço Minas Gerais S.A. – Açominas and Serasa S.A., Member of the Board of Directors of the Special Agency for Industrial Financing (FINAME/BNDES) representing commercial banks; Officer for the Credit Policy sector of FEBRABAN and Full Member of the Investment Committee of the Investment Fund of the Length of Service Guarantee Fund (FI-FGTS).

Altair Antônio de Souza, Managing Officer: Born on March 26, 1961. Degree in Law from Universidade Bandeirante de São Paulo (UNIBAN). He started his career with Banco Bradesco S.A. in July 1975, was elected Officer in August 1998, and Department Officer in January 2009, responsible for Products and Services Marketing Department and subsequently Bradesco Varejo Department. He was elected Deputy Officer in January 2012 and Managing Officer in February 2015, the position he currently holds. He is a Member of the Board of Trustees of Fundação Bradesco and a Member of the Board of Directors of FIMADEN. He is also Full Member of the Board of the São Paulo Industrial Employers Association (Centro das Indústrias do Estado de São Paulo, CIESP). Former CEO and Vice-President of the Association of Banks of the State of Bahia.

Denise Pauli Pavarina, Managing Officer: Born on April 14, 1963. Degree in Economics from Faculdade Armando Alvares Penteado (FAAP) and Law from Universidade Paulista (UNIP), with an Executive MBA in Finance from Insper – Instituto de Ensino e Pesquisa. She started her career in March 1985, with Banco Bradesco de Investimento S.A. a financial institution that was absorbed by Banco Bradesco S.A. in November 1992. At Bradesco, she held the positions of Underwriting Manager and Department Manager of Portfolio Management. She was promoted to the position of Executive Superintendent in September 1996, and elected Department Officer in January 2001. She was elected Officer of Banco Bradesco BBI S.A. in June 2006, and Managing Officer in January 2007, remaining until December 2009, when she returned to Bradesco, and was elected Department Officer. She was elected Deputy Officer in January 2012 and Managing Officer in February 2015, the position she currently holds. She is also a Managing Officer of BRAM, having previously held the position of Superintendent Officer. She is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. In addition to these activities, she is the President of ANBIMA - Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, Member of the Board of Directors of 2bCapital S.A., Member of the Investment Committee of NEO Capital Mezanino Fundo de Investimento em Participações, Member of Comitê Nacional de Educação Financeira - CONEF, Member of the Council of Representatives of Confederação Nacional das Instituições Financeiras - CNF, Member of the Board of Directors of Instituto BRAiN - Brasil Investimentos & Negócios, and Alternate Member of the Board of Directors of Sete Brasil Participações S.A. She was formerly Member of the Board of Directors of Cielo S.A., Bica de Pedra Industrial S.A., Companhia Siderúrgica Belgo-Mineira, CPM Braxis S.A., Latasa S.A., and São Paulo Alpargatas S.A.; Alternate Member of the Board of ABRASCA; Member of the Consulting Board of the Brazilian Association of Brokers and Dealers in Securities, Foreign Exchange and Commodities (ANCORD); Officer of UGB Participações S.A.; and Officer for Institutional Relations and Director of the Association of Capital Market Investment Analysts (APIMEC) in São Paulo.

Moacir Nachbar Junior, Managing Officer: Born on April 5, 1965. Holds a degree in Accounting with a lato sensu postgraduate degree in Financial Management from Faculdade Campos Salles, and an MBA - Controller from Universidade de São Paulo and Tuck Executive Program from Tuck School of Business at Dartmouth, in Hanover, Nova Hampshire – EUA. He began his career with Banco Bradesco S.A. in June 1979. In March 2005, in the General Accounting Department, he was elected Department Officer and started reporting to the Operational Control Department in November 2009, and to the Internal Auditing Department in July 2010. He was elected Deputy Officer in January 2012 and Managing Officer in February 2015, the position he currently holds. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. He also is an Alternate Member of the Board of Directors of Fidelity Processadora e Serviços S.A. Alternate Member of the Board of Directors of ABRASCA and Alternate Member of the Consulting Board of FGC. He was an Officer and Effective Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado, a multi-sponsor pension fund. He was also Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

156 Form 20-F – December 2014

Form 20-F

Octávio de Lazari Junior, Managing Officer: Born on July 18, 1963. Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco and took a specialization course in Financial and Marketing Strategies at Fundação Instituto de Administração (FEA/USP), Financial Management from Fundação Getulio Vargas - FGV, Strategies in Finance from Fundação Dom Cabral. He attended the AMP - Advanced Management Program taught at the IESE Business School - University of Navarra, São Paulo. He joined Banco Bradesco S.A. in September 1978. He was promoted to the position of Executive Deputy Officer~~,~~ in January 2012 and Managing Officer in February 2015, the position he currently holds. He is also Chairman of the Board of the ABECIP; Full Member of the Board of Directors of CIBRASEC; Member of the Council of Representatives of the Brazilian Confederation of Financial Institutions - CNF; Officer of Real Estate Credit and Savings and Vice-Chairman of the Committee on Governance of Portability of Credit Operations of FEBRABAN; Full Member of the Board of Directors of Câmara Interbancária de Pagamentos – CIP and Member of the Consulting Board of the Brazilian chapter of the International Federation of Real Estate Professions (FIABCI / BRASIL).

Cassiano Ricardo Scarpelli, Deputy Officer: Born on July 28, 1968, Mr. Scarpelli holds a degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco and attended the International Executive Program at Queen's School of Business - Queen's Executive Program, in Ontario, Canada. He joined Bradesco in June, 1984, as an office boy. In February, 2001, he was promoted to Executive Superintendent. In March, 2007, he was elected Department Officer and, in February, 2015, Deputy Officer, the position he currently holds. He is a Member of the Board of Trustees of Fundação Bradesco. He was Vice-President of the Regulation and Best Practices Board for Qualified Services to the Capital Market, and Alternate Member of ANBIMA’s Qualified Services to the Capital Market Commission, Member of the Board of Directors of Bica de Pedra Industrial S.A., CP Cimento e Participações S.A., Iochpe-Maxion S.A., Latasa S.A., Tecnologia Bancária S.A. and Tigre S.A. - Tubos e Conexões, Effective Member of the Fiscal Council of Bradespar S.A., First Alternate Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado, Alternate Member of the Board of Directors of São Paulo Alpargatas S.A., Officer of BEM - Distribuidora de Títulos e Valores Mobiliários Ltda., BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda and of UGB Participações S.A.

Eurico Ramos Fabri, Deputy Officer: Born on September 29, 1972, Mr. Fabri holds a degree in Economic Sciences from UNICAMP - Universidade Estadual de Campinas, with an Executive MBA in Finance from Insper - Instituto de Ensino e Pesquisa, STC Executive from Fundação Dom Cabral in partnership with Kellogg Graduate School of Management and attended the Advanced Management Program at Harvard Business School - Boston – U.S.. In February 2008, he joined Banco Finasa S.A., a financial institution acquired by Banco Finasa BMC S.A. (currently Banco Bradesco Financiamentos S.A.), as an Officer, remaining until December, 2009. In December, 2010, he was elected Officer of Banco Bradesco S.A., in January, 2012, Department Officer and, in February, 2015, Deputy Officer, the position he currently holds. He was an Officer at Finasa Promotora de Vendas Ltda. from July, 2008 to April, 2011.

Marlene Morán Millan, Deputy Officer: Born on September 14, 1963, Ms. Milan holds a degree in Social Sciences from Faculdade de Filosofia Nossa Senhora Medianeira with an MBA in Financial and Marketing Strategies from Fundação Instituto de Administração - FIA/USP and a lato sensu postgraduate degree - MBA in Finance from Insper - Instituto de Ensino e Pesquisa. He attended the Advanced Management Program at Fundação Dom Cabral, the Advanced Management Program (AMP) at IESE Business School - University of Navarra - São Paulo, SP, and the following International Executive Programs: Executive Education Program from New York Trend Consulting - New York, U.S.; Authentic Leadership Development from Harvard Business School - Boston, U.S.; AMP - Advanced Management Program from Harvard Business School - Boston, U.S.; Macroeconomics for Executives from Massachusetts Institute of Technology - Boston, U.S.; Strategy in a Global World from Massachusetts Institute of Technology - Boston, U.S.; and Leadership at the Peak from Center for Creative Leadership - Colorado Springs, U.S.. She joined Banco Bradesco S.A. in September, 1979, and in February, 2001, she was promoted to the position of Executive Superintendent. In March, 2007, she was elected Department Officer and, in February, 2015, Deputy Officer, the position she currently holds. She is a Member of the Board of Trustees of Fundação Bradesco. She is also a Sector Officer of International Operations of FEBRABAN.

Renato Ejnisman, Deputy Officer: Born on February 12, 1970, Mr. Ejnisman holds a degree in Physics from Universidade São Paulo - USP. He obtained a Master’s degree in Nuclear Physics from Universidade São Paulo - USP and a Doctoral degree in Physics from the University of Rochester, New York, USA. After his academic career, he joined McKinsey&Company, from 1998 to 1999. In April, 1999, he began his career in the financial market at Bank of America, where he worked until February, 2007, with a short spell at Bank Boston during this period. In February, 2007, he joined Banco Bradesco BBI S.A., as an Executive Superintendent. In April, 2008, he was elected Officer and, in February, 2011, Managing Officer. Since February, 2015, he has been a Deputy Officer of Banco Bradesco S.A. He was: Chief Executive Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários S.A. and Ágora Educacional Ltda., a Member of the Board of Directors of Bradesco Securities Hong Kong Limited., Bradesco Securities UK Limited and Bradesco Securities, Inc. In addition to these activities, he is the President of ANBIMA’s Regulation and Best Practices Board for the Capital Market, President of the Regulation and Best Practices Board for the Capital Market and an Effective Member of the Listing Advisory Chamber of BM&FBOVESPA S.A. He was an Alternate Member of the Board of Directors of ABRASCA.

157 Bradesco

Form 20-F

Walkiria Schirrmeister Marchetti, Deputy Officer: Born on November 1, 1960, Ms. Marchetti holds a degree in Mathematics from Faculdade de Ciências e Letras Teresa Martin, with a specialization in System Analysis from Instituto Presbiteriano Mackenzie and a lato sensu postgraduate degree - MBA Banking from Fundação Instituto de Administração - FIA. He attended International Executive Programs at the Wharton School - Strategic Thinking and Management for Competitive Advantage Program - Pennsylvania - U.S.; Columbia Business School - Columbia Senior Executive Program - New York - U.S.; and Harvard Business School - Negotiation and Competitive Decision Making - Boston - U.S.. She joined Banco Bradesco S.A. in May, 1981. In September, 1998, she was promoted to the position of Executive Superintendent. In March, 2007, she was elected Department Officer and, in February, 2015, Deputy Officer, the position she currently holds. She is a Member of the Board of Trustees of Fundação Bradesco.

6.B. Compensation

At annual general shareholders' meetings, the shareholders of Bradesco and its subsidiaries establish the maximum global compensation of the members of the Board of Directors and Board of Executive Officers, constituted by the Executive Officers, Department Officers, Officers and Regional Officers of Bradesco and its subsidiaries for the ensuing year. In 2014, our shareholders set the global compensation for the Board of Directors and Board of Executive Officers of Bradesco and its subsidiaries at R$355.1 million.

In 2014, the Directors and the Board of Executive Officers of Bradesco and its subsidiaries received aggregate compensation of R$319.7 million for their services. Part of the management´s compensation is variable. The current compensation policy sets forth that 50.0% of the net variable compensation amount is meant for the acquisition of Bradesco´s preferred shares to be paid in three annual sequential installments. The first installment is due a year after the payment date. This policy complies with CMN Resolution No. 3,921/10, which regulates compensation policies for senior management of financial institutions.

The Directors and the Board of Executive Officers of Bradesco and its subsidiaries have the right to participate in the same pension plans available to all our employees. In 2014, we contributed R$322.7 million to pension plans on behalf of the Directors and the Board of Executive Officers of Bradesco and its subsidiaries.

6.C. Board of Directors Practices

Our shareholders elect the members of our Board of Directors at the annual general shareholders’ meeting for one-year terms and members may be reelected for consecutive terms. The Board of Directors appoints the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

In addition to this requirement, another condition, included in our Bylaws, remains in force to become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of 10 consecutive years. The Board of Executive Officers, besides the Executive Officers, consists of 42 Department Officers, 7 Officers and 16 Regional Officers. Department Officers, Officers and Regional Officers direct the business of each of our various divisions and branches and report to the Diretoria Executiva. To become a Department Officer, Officer or Regional Officer, a person must be an employee or manager at Bradesco or one of our affiliates. Our Board of Directors may, for up to 25.0% of the members of our Board of Executive Officers, waive the fulfillment of certain requirements for their appointment, as follows:

•      Executive Officers – the Board of Directors can waive the requirement pursuant to which the person should be an employee of Bradesco or any of its affiliates for at least 10 years. Notwithstanding the above, such requirement cannot be waived for persons to be appointed as Chief Executive Officers or Vice-Presidents; and

158 Form 20-F – December 2014

Form 20-F

•      Department Officers, Officers and Regional Officers – the Board of Directors can waive the requirement pursuant to which the person should be an employee or member of the management of Bradesco or any of its affiliates.

The members of our Board of Directors are required to work exclusively for us, unless an exception is granted by the Board of Directors. Notwithstanding the above, the members of our Board of Directors are not required to be or to have been our employees, and service as a member of our Board of Directors does not constitute employment with us.

Fiscal Council

Under Brazilian law, corporations may have a "Conselho Fiscal," or Fiscal Council, an independent corporate body with general monitoring and supervision powers and shall have from three to five effective members and the same number for alternates. As from the Annual Shareholders´ Meeting held on March 10, 2015, our Bylaws require our Fiscal Council to be a permanent corporate body.

Our Fiscal Council has five full members (João Carlos de Oliveira, Nelson Lopes de Oliveira, José Maria Soares Nunes, Domingos Aparecido Maia and Luiz Carlos de Freitas) and five alternates (Renaud Roberto Teixeira, Jorge Tadeu Pinto de Figueiredo, Nilson Pinhal, João Batistela Biazon and Oswaldo de Moura Silveira) all of whom were elected in March 2015 for a one-year period and their terms will expire on the annual general shareholders’ meeting to be held in March 2016. In accordance with Brazilian Corporate Law, our Fiscal Council has the right and obligation to, among other things:

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

Board Advisory Committees
Board Committees

Our shareholders approved, at the special shareholders' meeting held on December 17, 2003, the creation of the Audit Committee, the Internal Control and Compliance Committee and the Compensation Committee. At the special shareholders' meeting held on March 27, 2006, our shareholders approved the transformation of the Ethics Committee into a statutory committee. At the special shareholders' meeting held on March 24, 2008, our shareholders approved the creation of the Integrated Risk Management and Capital Allocation Committee. At the Special Shareholders’ Meeting held on March 11, 2013, the Shareholders resolved to exclude from the Bylaws Articles 22, 24 and 25, which dealt, respectively, with organizational components of the Internal Controls and Compliance Committee, the Ethics Committee and Integrated Risk Management and Capital Allocation Committee, reflecting the proposal presented by the Executive Committee of Corporate Governance, assessed by the Board of Directors, to maintain in the Bylaws only those committees whose characterization as statutory is required by legal norms, giving greater speed to the process of managing the committees subordinated to the Board of Directors. Thus, only the Audit Committee and the Compensation Committee remain as statutory, which should not be construed as a weakening of the corporate governance structure, as the Board of Directors will maintain these committees under its structure, which removal from the Bylaws was approved.

159 Bradesco

Form 20-F

Audit Committee – Pursuant to our Bylaws and to Central Bank regulations since April 2004, we have appointed members of the Audit Committee, which may comprise three (3) to five (5) members, each of whom serves a term that can be renewed, in successive appointments, up to a limit of five (5) years, as of the date the member first takes office. Up to one third of the Audit Committee’s members may be re-elected for a further five other terms of office. Our Audit Committee members are appointed by, and may be replaced by, the Board of Directors. The current members of the committee are Carlos Alberto Rodrigues Guilherme, who acts as coordinator, Milton Matsumoto and Osvaldo Watanabe, both acting as members with no specific designation and Paulo Roberto Simões da Cunha, who is the Audit Committee financial expert. Carlos Alberto Rodrigues Guilherme and Milton Matsumoto are also members of the Board of Directors.

In addition, under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company. As a result, as specified in Section 3(a)(58) of the Exchange Act, our Board of Directors functions as our Audit Committee for purposes of approving the engagement of our independent auditors for audit services. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee cannot be compared to the audit committees of American companies in terms of engagement of our independent auditors in audit and non-audit services, we have relied on the exemption set forth in Exchange Act Rule 10A - 3(c)(3) in this regard. For more information see "Item 16.D. Exemptions from the listing standards for Audit Committees."

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

•      recommending to the senior management, the correction or improvement of policies, practices and procedures identified when performing their activities; and

•      following up by occasion of its meetings, on its recommendations and requests for information, including the planning of the respective auditing works in order to turn into minutes the content of such meetings.

160 Form 20-F – December 2014

Form 20-F

Compensation Committee –The Compensation Committee has three (3) to seven (7) members, all of whom are members of Bradesco's Board of Directors with terms of office of one (1) year, and according to the provisions set forth in CMN Resolution No. 3,921/10, should have at least one (1) non-management member. Members are appointed by and may be replaced by the Board of Directors. The committee's primary responsibility is to advise the Board of Directors in the coordination of the management compensation policy.

Other Board Advisory Committees

Internal Control and Compliance Committee – The Internal Control and Compliance Committee is composed of at least five members. All members are formally appointed and may be replaced by the Board of Directors, including its Coordinator. The committee's primary responsibility is to assist the Board of Directors with the performance of its duties related to the adoption of strategies, policies and measures governing internal controls, mitigation of risks, and compliance with the rules applicable to our group.

Ethics Committee – The Ethics Committee is composed of at least five members. All members are formally appointed and may be replaced by the Board of Directors, including its Coordinator. The committee's primary responsibility is to propose actions to ensure the enforcement of our group´s Corporate and Sector Codes of Ethics, and of the corporate policies, especially the Corporate Anticorruption Policy.

Integrated Risk Management and Capital Allocation Committee – The Integrated Risk Management and Capital Allocation Committee is composed of at least five members, all formally nominated and may be replaced by the Board of Directors, including its Coordinator. This committee's primary responsibility is to advise the Board of Directors in the performance of its duties in the management and control of risks and capital in the sense of the consolidated economic financial entity.

Sustainability Committee – The Sustainability Committee is composed of at least five members, all formally nominated and may be replaced by the Board of Directors, including its Coordinator. The committee’s purpose is to advise the Board of Directors in the performance its tasks related to fostering sustainability strategies, including the establishment of corporate guidelines and actions and reconciling economic development issues with those of social responsibility.

Ombudsman

At the special shareholders' meeting held on August 24, 2007, our shareholders formalized the creation of the Ombudsman. Previously the Company had an informal Ombudsman. The Ombudsman works on behalf of all the institutions within the Organization, authorized to operate by the Central Bank. There is one (1) Ombudsman, with a one-year (1) term. The Ombudsman is appointed and may be dismissed by the Board of Directors.

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

161 Bradesco

Form 20-F

In March 2010, the Central Bank issued new rules related to the implementation and operation of Ombudsman’s Offices in financial institutions with specific procedures regarding service to individual and corporate customers classified as micro companies. The rules for our Ombudsman’s duties comply with those provisions.

According to our Bylaws and in order to comply with the rules of the Central Bank, in March 2015, Nairo José Martinelli Vidal Júnior was appointed by the Board of Directors as an Ombudsman, until the first Extraordinary Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting of 2016.

162 Form 20-F – December 2014

Form 20-F

6.D. Employees

As of December 31, 2014, we had 95,520 employees, of which 82,011 were employed by us and 13,509 were employed by our subsidiaries, as compared to 100,489 employees as of December 31, 2013 and 103,385 employees as of December 31, 2012.

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

December 31,	2014	2013	2012
Total number of employees	95,520	100,489	103,385
Number by category of activity
Banking
Bradesco	82,011	83,900	85,777
Insurance activities	6,605	5,856	5,881
Pension plan activity	508	1,527	1,673
Other categories	6,396	9,206	10,054
Number by geographic location
Cidade de Deus, Osasco	11,826	12,749	12,485
Alphaville, Barueri	1,646	1,652	2,034
São Paulo	16,699	17,957	19,335
Other locations in Brazil	65,094	67,853	69,253
International	255	278	278
Note: As of December 31, 2014, figures do not comprise Scopus Tecnologia Ltda. (2,431 employees), as a result of the strategic partnership with IBM.

Our part-time employees work six hours a day, while our full-time employees work eight hours a day, both in a five-day workweek. We had 27,798 part-time employees and 67,722 full-time employees as of December 31, 2014 compared to 31,615 part-time employees and 68,874 full-time employees as of December 31, 2013, and 32,581 part-time employees and 70,804 full-time employees as of December 31, 2012.

We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. All employees are entitled, through internal hiring process, to fill new positions, including those in middle management, senior and managerial positions.

As of December 31, 2014, approximately 60.0% of our employees were associated with one of the labor unions that represent bank or insurance employees in Brazil. We maintain good relations with our employees as well as with their respective labor unions, which we believe is owing mostly to our policy of appreciating staff and having transparent relationships. We are party to two collective bargaining agreements: one relating to our banking employees and the other to our insurance sector employees.

We offer our employees benefits which include Bradesco health and dental plans enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, retirement and pension plans, and life and accident insurance with varying coverages. We also have an employee support program – called “Lig Viva Bem,” offering 24-hour support and making available 100% confidential free-of-charge telephone calls. The team is composed of psychologists, social workers and other specialized professionals guiding and supporting employees and their dependents in relation to personal, professional, familiar, legal, nutritional and affective issues. These benefits are available regardless of an employee's position. Currently, 34.0% of our employees participate in our pension plan Bradesco Vida e Previdência. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

Through Universidade Corporativa Bradesco - UniBrad (Bradesco Corporate University), whose mission is to provide professional education and social mobility, we offer development solutions and training to our employees and collaborators. In 2014, we invested R$135.6 million in professional training with a total of more than 1.1 million participations.

163 Bradesco

Form 20-F

6.E. Share Ownership

As of December 31, 2014, the members of our Board of Directors and Board of Executive Officers indirectly held 3.3% of our voting capital and 1.7% of our total capital stock, in aggregate, through a company called BBD Participações S.A., or "BBD." In addition, some of our directors and executive officers directly hold shares of our capital stock. However, as of December 31, 2014, none of our directors and executive officers individually owned, directly or indirectly, more than 2.0% of any class of our shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2014, our capital stock was composed of 2,103,637,129 common shares (2,898,610 treasury shares) and 2,103,636,910 preferred shares (8,984,870 treasury shares), with no par value.

For information on shareholders' rights and our dividend distributions, see "Item 8.A. Consolidated Statements and Other Financial Information-Policy on dividend distributions" and "Item 10.B. Memorandum and Articles of Association – Organization - Allocation of net income and distribution of dividends."

The following chart illustrates our capital ownership structure as of December 31, 2014:

BBD PART. S.A (MANAGEMENT/ EMPLOYEES)
53.70% COMMON
26.07% TOTAL
NOVA CIDADE DE DEUS
FUNDAÇÃO BRADESCO
46.30% COMMON
100.00% PREFERRED
73.93% TOTAL
44.95% COMMON
44.95% TOTAL
AGUIAR FAMILY
21.82% COMMON
21.82% TOTAL
CIDADE DE DEUS
33.23% COMMON
33.23% TOTAL
48.67% COMMON
0.08% PREFERRED
24.41% TOTAL
25.13% COMMON
100.00% PREFERRED
60.41% TOTAL
74.72% COMMON
39.51% TOTAL
MARKET
BANK OF TOKIO MITSUBISHI – UFJ (MUFG)
NCF
0.15% COMMON
0.08% TOTAL
23.56% COMMON
97.73% PREFERRED
60.60% TOTAL
2.50% COMMON
1.25% TOTAL
8.21% COMMON
2.19% PREFERRED
5.20% TOTAL
17.06% COMMON
8.54% TOTAL
BANCO BRADESCO

Cidade de Deus - Companhia Comercial de Participações, a holding company, which we call “Cidade de Deus Participações,” directly owns 48.7% of our voting capital and 24.4% of our total capital stock. Cidade de Deus Participações, in turn, is owned by the Aguiar Family, Fundação Bradesco, and another holding company, Nova Cidade de Deus Participações S.A., or "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and BBD.

In addition to the transaction carried out in June 2011, by which NCF Participações S.A, or “NCF,” acquired 5.4% of Banco Bradesco’s voting capital, held by Banco Espírito Santo S.A. and by the Funds managed by ESAF – Sociedade Gestora de Fundos de Investimento Mobiliários S.A. There has been no significant change in the percentage ownership held by any major shareholders in the last five years.

The following table shows the direct ownership of our outstanding common and preferred shares on March 10, 2015.

164 Form 20-F – December 2014

Form 20-F

Shareholders mentioned in the following table, except for the members of the Diretoria Executiva or the Board of Directors, directly hold five percent or more of our securities with voting rights.

Shareholder	Number of shares, except %
	Number of common shares	% of common shares	Number of preferred shares	% of preferred shares	Total Number of shares	% of total shares
Cidade de Deus Participações	1,022,374,418	48.7%	1,597,076	0.1%	1,023,971,494	24.4%
Fundação Bradesco(1)	358,469,028	17.1%	-	-	358,469,028	8.5%
NCF Participações	172,433,243	8.2%	45,860,723	2.2%	218,293,966	5.2%
Subtotal	1,553,276,689	73.9%	47,457,799	2.3%	1,600,734,488	38.2%
Members of the Board of Directors
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Antônio Bornia	(*)	(*)	(*)	(*)	(*)	(*)
Mário da Silveira Teixeira Júnior	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	14,942,491	0.7%	20,237,192	1.0%	35,179,683	0.8%
Members of the Diretoria Executiva
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio Alexandre Figueiredo Clemente	(*)	(*)	(*)	(*)	(*)	(*)
Marco Antonio Rossi	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Glüher	(*)	(*)	(*)	(*)	(*)	(*)
Josué Augusto Pancini	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
André Rodrigues Cano	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Angelotti	(*)	(*)	(*)	(*)	(*)	(*)
Nilton Pelegrino Nogueira	(*)	(*)	(*)	(*)	(*)	(*)
André Marcelo da Silva Prado	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Fernando Peres	(*)	(*)	(*)	(*)	(*)	(*)
Altair Antônio de Souza	(*)	(*)	(*)	(*)	(*)	(*)
Denise Pauli Pavarina	(*)	(*)	(*)	(*)	(*)	(*)
Moacir Nachbar Junior	(*)	(*)	(*)	(*)	(*)	(*)
Octávio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Cassiano Ricardo Scarpelli	(*)	(*)	(*)	(*)	(*)	(*)
Eurico Ramos Fabri	(*)	(*)	(*)	(*)	(*)	(*)
Marlene Morán Millan	(*)	(*)	(*)	(*)	(*)	(*)
Renato Ejnisman	(*)	(*)	(*)	(*)	(*)	(*)
Walkiria Schirrmeister Marchetti	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	179,655	0.0%	881,623	0.0%	1,061,278	0.0%
Subtotal	1,568,398,835	74.7%	68,576,614	3.3%	1,636,975,449	39.0%
Other	532,339,684	25.3%	2,026,075,426	96.7%	2,558,415,110	61.0%
Subtotal	2,100,738,519	100.0%	2,094,652,040	100.0%	4,195,390,559	100.0%
Treasury shares	2,898,610	-	8,984,870	-	11,883,480	-
Total	2,103,637,129	100.0%	2,103,636,910	100.0%	4,207,274,039	100.0%
(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, and NCF Participações, 39.5% of our common shares and 20.7% of our total shares.

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

165 Bradesco

Form 20-F

Cidade de Deus Participações

Cidade de Deus Participações is a holding company that holds investments in other companies. It also administers, purchases and sells securities and other assets on its own account. Its shareholders are (i) Nova Cidade de Deus, with 44.9% of its common and total shares; (ii) Fundação Bradesco, with 33.2% of its common and total shares; and (iii) the Aguiar Family, with 21.8% of its common and total shares as of December 31, 2014. The company's capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus

Nova Cidade de Deus is a holding company that holds investments in other companies, mainly those that, directly or indirectly, own our voting capital. As of December 31, 2014, the company owned, through its participation in Cidade de Deus Participações, 23.3% of our common shares and 11.9% of our total shares.

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

The Aguiar Family

As of December 31, 2014, three members of the Aguiar Family and the estate of Mr. Amador Aguiar indirectly owned, by way of their participation in Cidade de Deus Participações, 11.3% of our common shares and 5.8% of our total shares. In addition, the same parties directly held a total of 1.1% of our common shares, 1.1% of our preferred shares, which correspond to 1.1% of our total shares. None of the members of the Aguiar Family individually or directly holds more than 1.0% of our voting shares.

Fundação Bradesco

As of December 31, 2014, Fundação Bradesco owned 56.5% of our common shares, 1.9% of our preferred shares and 29.3% of our total shares, directly and indirectly, through its participation in Cidade de Deus Participações, Nova Cidade de Deus and NCF. Under the terms of Fundação Bradesco's bylaws, all of our directors, members of the Diretoria Executiva and department officers, as well as directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco, known as the "Board of Trustees." They receive no compensation for their service on the Board of Trustees.

Fundação Bradesco is one of the largest private socio-educational programs in Brazil and in the world, it is an innovative social investment initiative which reaches every state in Brazil and the Federal District, and its 40 schools are primarily located in regions of accentuated educational deprivation.

In 2014, a total of 105,177 students attended Fundação Bradesco schools from early childhood through to secondary school, and secondary-level vocational or technical education, as well as courses for young people and adults and initial and continuing education for employment and income. In addition to quality formal education free of charge, some 44,000 elementary school students are also provided with school uniforms, classroom stationery, meals, and medical and dental care.

Our "Virtual School" e-learning portal's distance learning programs benefited 458,365 students who completed at least one of a wide range of courses offered, and another 33,856 students were involved in projects and partnership initiatives such as Digital Inclusion Centers, our "Educate - Act" (Educa+Ação) program, and technology courses ("Educating and Learning”).

166 Form 20-F – December 2014

Form 20-F

In its 12th consecutive year, the “Voluntary Action National Day” held on May 2014 engaged over 19 thousand volunteers at 66 different locations in Brazil, including Fundação Bradesco schools and service centers close to schools. Over 275,000 people were served at this event which promoted issues regarding education, health, leisure, sports and the environment.

 Created in 1998, the IT for the Visually Handicapped Program has benefited and trained 12,312 students and fostered social inclusion for thousands of people.

Together with partners that are specialized in training educators and producing related material, Fundação Bradesco develops a range of actions focused on environmental education, financial education and tax education, work and consumption, sexuality and self-care and the dangers of drugs, as well as Internet access and responsible use.

Fundação Bradesco's 2014 budget totaled R$520.3 million. Over the last ten years, Fundação Bradesco has invested a total of R$4.5 billion (at current values) in the foundation.

BBD

BBD indirectly owned 6.1% of our common shares and 3.1% of our total shares as of December 31, 2014, through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.5% of our voting capital. Only members of the Board of Directors and of the Board of Executive Officers, as well as skilled employees of Bradesco, Bradespar, or of our subsidiaries and national not-for-profit legal entities or national companies controlled by them that have as administrators only employees and/or administrators of Bradesco, may hold BBD shares. However, only the members of the Board of Directors and Executive Officers may own voting shares. Most of our board members and executive officers own shares in BBD.

NCF

NCF is a holding company controlled by Cidade de Deus Participações and by Fundação Bradesco. As of December 31, 2014, NCF held 8.2% of our common shares and 5.2% of our total shares.

Other

Direct market holdings represented 26.1% of our voting capital as of December 31, 2014 (including a holding of 2.5% by the Bank of Tokyo Mitsubishi - UFJ (MUFG)) and 97.7% of our preferred shares. Common and preferred shares held by the market accounted for 61.8% of our share capital as of December 31, 2014.

As of December 31, 2014, 25.7% of our preferred shares and 8.9% of our common shares were held by 1,209 foreign investors. At the same date, our ADRs represented 31.2% of our preferred shares, 0.01% of our common shares.

167 Bradesco

Form 20-F

7.B. Related Party Transactions

Transactions with related parties and subsidiaries are conducted on arms' length terms as demonstrated below:

December 31,	R$ in thousands
	2014	2013	2012
ASSETS
Loans and advances to banks	101,025	84,216	107,150
Other assets	6,754	7,739	10,280
LIABILITIES
Deposits from customers	(157,540)	(265,046)	(208,378)
Funds from securities issued	(1,151,105)	(1,543,906)	(749,315)
Corporate and statutory obligations	(1,019,589)	(724,226)	(735,902)
Other liabilities	(9,534)	(2,967)	(8,725)
INCOME AND EXPENSES
Net interest income	(164,134)	(114,707)	(64,015)
Other income	43,663	29,936	39,501
Other expenses	(112,029)	(120,623)	(117,222)

Under Laws No. 4,595/64 and No. 7,492/86, financial institutions may not grant loans or advances to:

•      officers and members of the Board of Directors, fiscal councils, advisory committees and similar corporate bodies, as well as their spouses and relatives up to the second degree;

•      individuals or legal entities with a direct or indirect equity interest of at least 10.0%;

•      legal entities in which such financial institutions held a direct or indirect equity interest of at least 10.0%; and

•      legal entities in which capital any officers or managers of such financial institution, including their spouses or relatives of the second degree, held a direct or indirect equity interest of at least 10.0%.

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

Other Matters

Bank of Tokyo Mitsubishi-UFJ (MUFG) owns 1.2% of our total capital, and provides credit lines to us for trade-related transactions. The terms of these transactions are consistent with similar transactions that we engage in with other, unrelated entities.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and other Financial Information

See "Item 18. Financial Statements," which contains our audited consolidated financial statements prepared in accordance with IFRS.

168 Form 20-F – December 2014

Form 20-F

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

As of December 31, 2014, of our provision of R$13,864 million, 19.5% related to labor matters, 28.4% related to civil liability cases and 52.1% related to tax issues. For additional information, see Note 37d to our consolidated financial statements in "Item 18. Financial Statements."

Probable losses recognized in our consolidated financial statements refer to tax and social security matters related to: (i) inflation adjustments; and (ii) legality of certain taxes and contributions. The remaining litigation, where the probability of loss is considered as possible based on our judgment using available information, are related to tax assessments, in the amount of R$9,092 million as of December 31, 2014 (R$4,311 million in 2013). We believe these tax assessment notices are inconsistent with current law and are therefore not recognized in our consolidated financial statements.

We believe that as of December 31, 2014, we have set aside sufficient funds as provisions to cover our probable losses from litigation, subject to the inflation-indexation requirement for provisions relating to certain tax matters.

Labor matters – The labor matters in which we were involved during the year ended December 31, 2014 are mainly claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history. Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by Bradesco´s former employees do not represent significant amounts.

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

169 Bradesco

Form 20-F

Policy on dividend distributions

Our Bylaws require our Board of Directors to recommend, at each annual general shareholders' meeting, that our net income for the fiscal year be allocated as follows:

(i)      5.0% for the legal reserve, not exceeding 20.0% of the paid-up capital in each fiscal year. This requirement shall not be applicable in fiscal years when the legal reserve, added to our other capital reserves, exceeds 30.0% of our paid-up capital;

(ii)     an amount (to be determined by our shareholders based on probable potential losses) to a contingency reserve against future losses;

(iii)    at least 30.0% (after the deductions for the legal reserves and contingencies) for mandatory distribution to our shareholders; and

(iv)    any outstanding balance to a statutory profit reserve for the maintenance of an operating margin that is compatible with our credit businesses, up to a limit of 95.0% of our paid-up capital.

Our Bylaws also authorize our shareholders to allocate an amount to a reserve for realizable revenue. Our shareholders have never allocated amounts to such reserve.

A minimum of 30.0% of our net income must be distributed as annual dividends and must be paid out within 60 days following the annual general shareholders' meeting. However, Brazilian corporate law (Brazilian Law No. 6,404/76) permits us to suspend payment of the mandatory dividends if our Board of Directors reports, at the shareholders' meeting, that the distribution would be incompatible with our financial condition, and our shareholders approve the suspension by a simple majority vote. Under the Brazilian Corporate Law, the Board of Directors shall file a report with the CVM, justifying the suspension, within five days after the annual general shareholders' meeting. The income not distributed as dividends due to suspension must be allocated to a special reserve. If it is not absorbed by subsequent losses, the amount in the reserve shall be paid as dividends as soon as our financial situation allows us to.

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

8.B. Significant Changes

See "Item 4.A. History and Development of the Company - Recent Acquisitions."

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ADSs are traded on the NYSE, under the symbols “BBD” (preferred share ADSs) and “BBDO” (common share ADSs).

170 Form 20-F – December 2014

Form 20-F

Our preferred share ADSs were first listed on the NYSE in 2001. Each preferred share ADS corresponds to one preferred share.

On March 10, 2015, a special shareholders' meeting approved a capital increase, with the capitalization of profits reserve and consequent bonus in shares, pursuant to which our shareholders received 2 new shares for each 10 existing shares of the same type they held.

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

In January 2012, the Central Bank authorized Bradesco to create an ADR program for its common shares in the U.S. market. As part of this authorization, and after Brazilian government had affirmed it as being in its interest, the Central Bank increased the limit of foreign interest in Bradesco's capital stock from 14.0% to 30.0%. The increase in the limit of foreign interest in our common shares did not alter Bradesco's ownership or control structure. In March 2012, our common share ADSs became listed on the NYSE under the symbol "BBDO." Each common share ADS corresponds to one common share.

The following tables show, for the indicated period, the reported high and low sale prices in nominal reais for the preferred and common shares on BM&FBOVESPA:

	in R$		Average monthly trading volume (1)
	Price per Preferred share (1)
	High	Low	Shares (in units)
2009	20.38	9.92	171,044,348
2010	23.96	16.32	123,106,340
2011	22.42	16.73	156,543,233
2012	25.70	18.19	170,853,199
2013
1st Quarter	27.04	24.10	180,012,856
2nd Quarter	27.47	21.16	194,749,760
3rd Quarter	24.98	19.97	216,152,120
4th Quarter	26.11	21.85	174,300,080
2014
1st Quarter	25.11	19.92	200,302,640
2nd Quarter	28.43	24.92	197,353,080
3rd Quarter	34.10	25.64	199,844,800
4th Quarter	33.97	25.02	242,274,240
2015
January	31.00	27.61	205,433,520
February	32.45	27.46	157,909,560
March	31.76	27.64	215,882,620
(1) Prices and amounts adjusted by income and other corporate events.
Source: Economatica.

171 Bradesco

Form 20-F

	in R$		Average monthly trading volume (1)
	Price per Common share (1)
	High	Low	Shares (in units)
2009	16.57	8.62	16,773,542
2010	18.78	13.13	17,415,840
2011	18.91	14.15	23,050,291
2012	25.23	15.57	30,150,351
2013
1st Quarter	27.54	23.81	45,048,704
2nd Quarter	28.25	23.03	37,198,600
3rd Quarter	28.89	22.28	45,798,240
4th Quarter	29.52	24.04	32,135,840
2014
1st Quarter	27.42	21.70	27,606,000
2nd Quarter	29.84	25.45	31,854,240
3rd Quarter	33.59	25.86	28,700,320
4th Quarter	32.47	24.07	33,032,640
2015
Janury	30.42	27.26	26,185,320
February	32.22	27.38	17,539,680
March	31.50	27.73	27,500,500
(1) Prices and amounts adjusted by income and other corporate events.
Source: Economatica.

The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the preferred share ADSs on the NYSE:

	in U$$		Average monthly trading volume (1)
	Price per preferred share ADS (1)
	High	Low	Preferred share ADS (in units)
2009	11.84	4.00	310,566,190
2010	14.47	8.78	282,022,353
2011	14.05	9.29	284,126,944
2012	12.99	8.99	241,136,014
2013
1st Quarter	13.49	12.13	169,957,983
2nd Quarter	13.78	9.42	184,524,446
3rd Quarter	11.32	8.83	241,172,804
4th Quarter	12.08	9.28	183,069,617
2014
1st Quarter	11.09	8.14	214,126,505
2nd Quarter	12.84	10.94	201,148,852
3rd Quarter	15.14	11.20	200,679,496
4th Quarter	13.53	9.49	272,830,496
2015
January	11.77	10.18	202,988,377
February	11.40	9.84	146,616,570
March	10.96	8.43	320,424,131
(1) Prices and amounts adjusted by income and other corporate events.
Source: Economatica.

172 Form 20-F – December 2014

Form 20-F

Our common share ADSs have been traded on the NYSE since March 2012. The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the common share ADSs on the NYSE:

	in U$$		Average monthly trading volume (1)
	Price per common share ADS (1)
	High	Low	Common share ADS (in units)
2012	12.17	7.88	55,593
2013
1st Quarter	13.84	12.06	30,368
2nd Quarter	14.80	10.47	50,660
3rd Quarter	13.21	8.91	162,514
4th Quarter	13.55	10.20	41,969
2014
1st Quarter	12.08	9.19	75,932
2nd Quarter	13.75	11.28	47,385
3rd Quarter	14.82	11.29	30,145
4th Quarter	13.11	9.36	44,043
2015
January	11.72	9.75	46,790
February	11.54	9.95	20,933
March	11.23	7.27	121,499
(1) Prices and amounts adjusted by income and other corporate events.
Source: Economatica.

Our shares are registered in book-entry form and we perform all the services of safe-keeping and transfer of shares. Our shareholders may choose to hold their shares registered at the CBLC. Under Brazilian law, non-Brazilian holders of our shares may be subject to certain adverse tax consequences due to their ownership and any transfer of our shares. For further discussion of the restrictions on the transfer of preferred shares, see "Item 10.B. Memorandum and Articles of Association – Organization - Form and transfer" and "Item 10.D. Exchange Controls."

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

The rights of holders of our preferred shares are limited in comparison with those of the holders of common shares in several material ways:

•      Each common share entitles the holder to one vote at shareholders' meetings, while holders of preferred shares are only entitled to a vote in the limited circumstances described in "Item 10.B. Memorandum and Articles of Association – Organization - Voting rights;" and

173 Bradesco

Form 20-F

•      The nature of preferred shareholders' preemptive rights to subscribe for shares or convertible securities depends on the proportion of capital that would be represented by preferred shares after the capital increase, as described under "Item 10.B. Memorandum and Articles of Association – Organization - Preemptive rights."

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

The BM&FBOVESPA is less liquid than the NYSE or other major exchanges in the world. As of December 31, 2014, the aggregate market capitalization of the 362 companies listed on the BM&FBOVESPA, was equivalent to US$844.5 billion and the ten largest companies listed on the BM&FBOVESPA represented 50.7% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2014, we accounted for 6.5% of the market capitalization of all listed companies on the BM&FBOVESPA.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a "non-Brazilian holder") is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the CMN requirements. Investments made by foreigners on stock exchanges were traditionally regulated by Resolution No. 2,689/00, which required that securities held by non-Brazilian holders were maintained in the custody of or in deposit accounts with financial institutions duly authorized by the Central Bank and the CVM. In addition, Resolution No. 2,689/00 required non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, according to Resolution No. 2,689/00, non-Brazilian holders should not transfer to other non-Brazilian holders the ownership of investments.

In September 2014, the CMN issued Resolution No. 4,373/14, amending and improving the provisions for (a) foreign investments through a depositary receipt mechanism; and (b) investments made by non-resident investors in the financial and capital markets in Brazil. The main changes were: (a) increasing the number of instruments that may be issued through depositary receipts; (b) making it possible for non-resident investors to invest in financial and capital markets without having previously entered into foreign exchange operations; (c) clarifying the criteria for simultaneous foreign exchange operations; and (d) increasing the responsibility of the non-resident investor’s representative. Resolution No. 4,373/14 became effective on March 30, 2015.

 See "Item 10.D. Exchange Controls" for further information about Resolution No. 4,373/14, and "Item 10.E. Taxation-Brazilian tax considerations-Taxation of gains" for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 4,373/14.

174 Form 20-F – December 2014

Form 20-F

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

To become a "Level 1" company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) ensure that the shares that represent at least 25.0% of its total capital are actually available for trading; (ii) adopt offering procedures that favor the widespread ownership of the shares whenever a public offer is made; (iii) comply with minimum standards for quarterly disclosure; (iv) follow stricter disclosure policies for transactions done by its controlling shareholders, members of its Board of Directors and executives that involve securities issued by the issuer; (v) submit any existing shareholders' agreement and stock option plans to BM&FBOVESPA; and (vi) prepare a schedule of corporate events and make it available to the shareholders.

To become a "Level 2" company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) comply with all Level 1 listing requirements; (ii) grant tag-along rights to all shareholders in case the company's control is transferred, offering to common shareholders the same price paid per share for the controlling block of common and preferred shares; (iii) give holders of preferred shares voting rights for decisions on certain corporate restructurings and related-party transactions , such as: (a) conversions, acquisitions, mergers or splits; (b) approval of any transactions between the company and its controlling shareholder, if such decisions are within the competence of the general meeting; (c) valuation of assets to be used for payment of a share capital increase; (d) selecting an institution or specialized company to determine the economic value of the company; and (e) any alterations to these voting rights that will prevail as long as the agreement to adhere to the BM&FBOVESPA's Level 2 segment is in force; (iv) board of directors made up of at least five members of which at least a minimum of 20.0% shall be independent members with a term of office limited to two years; (v) prepare financial statements in English, including the statement of cash flows, according to international accounting standards such as U.S. GAAP or IFRS; (vi) effect a tender offer by the company's controlling shareholder (the minimum price of the shares to be offered shall be determined by an assessment process), if the controlling shareholder decides on the delisting from the "Level 2" segment; and (vii) exclusively adopt the BM&FBOVESPA "Arbitration Board" rules for resolving any conflicts between the company and its investors.

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

175 Bradesco

Form 20-F

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

For more information on our share capital, see Note 39 to our consolidated financial statements in "Item 18. Financial Statements."

10.B. Memorandum and Articles of Association

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

Allocation of net income and distribution of dividends

Our Bylaws, in conformity with the Brazilian Corporate Law, require the Board of Directors to recommend, at each annual general shareholders' meeting, the allocation of net income for the fiscal year as follows:

•      5.0% of net income determined in accordance with BR GAAP to a legal reserve, during each fiscal year, not to exceed 20.0% in the aggregate of our paid-in capital. This requirement shall not be applicable in fiscal years when the legal reserve, added to our other additional paid-in capital, exceeds 30.0% of our paid-in capital;

•      upon proposal by our management, an amount to a contingency reserve against future losses, which amount is determined by our shareholders on the basis of what potential losses they consider probable. Historically, our shareholders never allocated profits to this reserve;

•      at least 30.0% of net income according to BR GAAP (adjusted by the deductions under the two preceding items) for mandatory distribution to our shareholders; and

•      any balance to revenue reserves for the maintenance of an operational margin that is compatible with the conduct of our lending business, up to a limit of 95.0% of our paid-in capital.

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

Under Brazilian law, we must prepare financial statements according to BR GAAP on a quarterly and on an annual basis and according to IFRS on an annual basis. Our Diretoria Executiva, with Board of Directors approval, may distribute dividends based on the profits reported in interim financial statements. Our Bylaws provide for the payment of interim dividends, which cannot exceed the amount of our retained earnings or our profit reserves contained in our last, annual or bi-annual financial statements. Our Diretoria Executiva bases the amount of the interim dividends on previously accrued or retained earnings.

176 Form 20-F – December 2014

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

In March 2013, the Central Bank issued several rules related to the implementation of the Basel III Accord requirements in Brazilian banks. Pursuant to Resolution 4,193/13, the Central Bank now has the power to intervene in a financial institution in breach of the additional capital requirements to limit the distribution of dividends and payment of extraordinary amounts to the institution’s officers and directors. Such restriction could be applied proportionally to the difference between the required additional capital and the actual additional capital, as follows: (i) if the actual capital is inferior to 25.0% of the required capital, restriction of up to 100.0% on distributions; (ii) if the actual capital is 25.0% or higher and below 50.0% of the required capital, restriction of up to 80.0% on distributions; (iii) if the actual capital is 50.0% or higher and below 75.0% of the required capital, restriction of up to 60.0% on distributions; and (iv) if the actual capital is 75.0% or higher and below 100.0% of the required capital, restriction of up to 40.0% on distributions. We are currently in compliance with all capital requirements.

Shareholders’ meetings

Our shareholders have the power to decide any matters related to our corporate purpose and to approve any resolutions they deem necessary for our protection and development, through voting at a general shareholders' meeting.

As from the Annual General Meeting of 2013, shareholders resolved that our meetings shall be convened by the publication of call notices in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and the Valor Econômico newspaper, all in the State of São Paulo. The notice must be published three times, beginning at least 15 calendar days prior to the scheduled assembly date. The notice must contain the assembly's agenda and, in the case of a proposed amendment to our Bylaws, an indication of the subject matter.

The Board of Directors, or, in some specific situations set forth in the Brazilian Corporate Law, the shareholders, may call our general shareholders' meetings. A shareholder may be represented at a general meeting by an attorney-in-fact so long as the attorney-in-fact was appointed within less than a year of the assembly. The attorney-in-fact must be a shareholder, a member of our management, a lawyer or a financial institution and for investment funds, the fund manager is responsible for representing quota holders. Shareholders that are legal entities may also be represented by their own legal representatives. The power of attorney given the attorney-in-fact must comply with certain formalities set forth by Brazilian law.

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

177 Bradesco

Form 20-F

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

178 Form 20-F – December 2014

Form 20-F

As described under "Regulations of and Restrictions on Foreign Investors," under the Brazilian Constitution the increase of foreign investors' participation in the voting capital (common shares) of financial institutions is subject to prior authorization by the Brazilian government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad. In January 2012, the Central Bank authorized Bradesco to create an ADR program for its common shares in the U.S. market. As part of this authorization, and after the Brazilian government had affirmed it as being in its own interest, the Central Bank increased the limit of foreign interest in Bradesco's capital stock from 14.0% to 30.0%.

In the event of a capital increase maintaining the existing proportion between common and preferred shares, each shareholder shall have the right to subscribe to newly issued shares of the same class it currently holds. If the capital increase changes the proportion between common and preferred shares, shareholders shall have the right to subscribe newly issued shares of the same class it currently holds, only extending to shares of a different class so as to maintain the same proportion in the capital stock as held prior to such increase. In any case, all new increases are subject to the foreign interest limit set forth by the Central Bank, which means that holders of common shares could be prevented from exercising their preemptive rights in relation to newly issued common shares if the 30.0% limit is reached. Under Brazilian Corporate Law, shareholders are permitted to transfer or sell their preemptive rights.

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

179 Bradesco

Form 20-F

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

180 Form 20-F – December 2014

Form 20-F

Transfers of shares by a foreign investor are made in the same way and executed by the investor's local agent on the investor's behalf. However, if the original investment was registered with the Central Bank pursuant to a foreign investment mechanism regulated by the CMN Resolution No. 4,373/14 as described under "Item 10.D. Exchange Controls," the foreign investor must declare the transfer in its electronic registration.

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

•      expand the list of events which may be considered material, including, among others:

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

181 Bradesco

Form 20-F

•      before a material fact is publicly disclosed, prohibit the trading of our securities by our direct and indirect controlling shareholders, officers, members of our Board of Directors, fiscal council and any technical or advisory committees or whomever by virtue of their position has knowledge of information related to the material fact.

In February 2014, the CVM provided publicly-held companies with the option of disclosing material facts by way of a news portal on the internet, in addition to the disclosure carried out through large circulation newspapers (as previously made).

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

Disclosure of operating information to the public

CMN rules determine that financial institutions should establish a formal policy approved by its board of directors or, in its absence, by its board of executive officers, for disclosure of information referring to risk management, determination of amount of risk-weighted assets and adequacy of Regulatory Capital. In October 2013, pursuant to Circular No. 3,678, the Central Bank established the current standards on disclosure of this information to the public.

Regulations and restrictions on non-Brazilian holders

The Brazilian Constitution bars any increase in foreign interest in the share capital of financial institutions headquartered in Brazil. However, because we are a publicly-traded financial institution, non-Brazilian holders of our preferred shares benefit from an exception to this provision. Accordingly, foreign holders face no legal restrictions on the ownership of our preferred shares or of preferred share ADSs, and are entitled to all the rights and preferences of such preferred shares. Furthermore, in accordance with the Central Bank authorization for the ADR program for common shares in the U.S. market, foreigners can hold up to 30.0% of our total common shares.

The ability to convert dividend payments and proceeds from the sale of our shares or preemptive rights into foreign currency and to remit such amounts abroad from Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with Resolution No. 4,373/14 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction. These rules are applicable both to common and preferred shares.

Appendix 5 to CMN Resolution No. 1,289/87, known as the "Appendix 5 Regulations," allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADR program is duly registered with the Central Bank.

Our Bylaws do not restrict the rights of Brazilian residents or non-residents to hold our shares and exercise related rights.

182 Form 20-F – December 2014

Form 20-F

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

BM&FBOVESPA´s differentiated corporate governance practices

In 2001, Bradesco voluntarily adhered to BM&FBOVESPA's Level 1 Corporate Governance which establishes special requirements for the Company’s listing and rules for its directors and shareholders, including its controlling shareholders. Companies listed on Level 1 must adopt practices favoring transparency and the disclosure, in addition to legal requirements, of more comprehensive financial reporting data, details of trading by directors, officers and controlling shareholders and related party transactions, among others – in all cases focusing on providing access to information for shareholders, investors and other stakeholders. Note that companies listed in this segment must also maintain a minimum free float of 25.0%.

183 Bradesco

Form 20-F

10.C. Material contracts

None.

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

Under Brazilian tax laws, non-Brazilian holders of securities enjoy favorable tax treatment if they are qualified in terms of Resolution No. 4,373/14. To qualify under this Resolution, a non-Brazilian holder must:

•      appoint a representative in Brazil with power to undertake acts relating to the investment;

•      register as a foreign investor with the CVM; and

•      register its investment with the Central Bank.

See "Item 10.E. Taxation-Brazilian tax considerations-Taxation of gains" for a description of tax benefits extended to non-Brazilian holders of securities who qualify under Resolution No. 4,373/14.

Under Resolution No. 4,373/14, securities held by non-Brazilian holders must be maintained under the custody of, or in deposit accounts held in, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading are restricted under Resolution No. 4,373/14 to transactions on Brazilian stock exchanges or qualified over-the-counter markets.

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

When a holder of ADSs exchanges ADSs for the underlying shares, the holder is entitled to either:

•      sell the shares on the stock exchange and remit the proceeds abroad within five business days; or

•      freely convert the investment in the underlying shares to either an investment under Resolution No. 4,373/14 (subject to satisfaction of the legal requirements described above) or a direct foreign investment in Brazil (in accordance with applicable rules).

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

184 Form 20-F – December 2014

Form 20-F

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

With the enactment of Law No. 12,973/14, exclusively in relation to the profits or dividends calculated based on the profits and losses determined in 2014 for legal entities, in amounts higher than those calculated following the accounting methods and criteria in force on December 31, 2007, these are subject to withholding income tax levied at the rate of 15.0% for beneficiaries resident or domiciled abroad.

Distributions of interest on equity

Brazilian corporations may, subject to certain limitations, make payments to shareholders in the form of interest on equity, as an alternative to distributing dividends. The principal difference between dividends and interest on equity is their tax treatment.

Dividends payments are not deductible for income tax purposes. On the other hand, for determination of the income tax due by a Brazilian legal entity, we may deduct distributions of interest on equity paid to Brazilian and holders not residing in Brazil of preferred and common shares, including payments to the depositary bank in respect of our shares underlying ADSs, up to an interest rate which does not exceed the pro rata die fluctuation of the rate of the federal government's long-term interest rate, known as the TJLP, applied on the equity and determined using BR GAAP. The total amount distributed as interest on equity, which may be deducted from the calculation basis of income tax and social contribution tax, may not exceed the greater of:

•   50.0% of our net income (before taking the distribution and any deductions for calculating income taxes into account), as measured in accordance with BR GAAP for the year in respect of which the payment is made; or

•   50.0% of retained earnings for the year preceding the year in which the payment is made, as measured in accordance with BR GAAP.

Following the enactment of Provisional Measure No. 627/13, converted into the Law No. 12,973/14, for calendar years 2008 to 2013, and, optionally, for 2014, and calculation of above limits, the legal entity may use accounts of shareholders' equity measured in accordance with provisions of Law no. 6,404/76. However, when calculating the portion to deduct, shareholders' equity accounts will not consider values related to valuation adjustments to equity deriving from evaluation at fair value (Article 182, paragraph 3, of Law No. 6,404/76).

Payments of interest on equity are subject to Brazilian withholding tax at the rate of 15.0%. For payments to persons who are resident in a jurisdiction that under Brazilian law is deemed to be a "tax haven" (any country (a) that does not impose income tax or that taxes income at a rate of less than 20.0% or (b) whose corporate law establishes confidentiality of the corporate entities' shareholders). Brazilian tax law subjects such payments to withholding tax at the source at a 25.0% rate. We are responsible for withholding and paying the tax charged on interest on equity that we distribute.

185 Bradesco

Form 20-F

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

Taxation of gains

Gains realized outside Brazil by a holder not residing in this country on the disposition of ADSs or shares to another non-Brazilian holder are not subject to Brazilian tax.

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

As of January 2005, the disposal amounts from trading on stock exchanges, commodities and futures and similar exchanges, except day trades (which remain subject to taxation as mentioned above) are subject to 0.005% of withholding income tax. However, gains realized by individuals from share transactions at stock exchange or over-the-counter demand markets are exempt if total disposals of this asset during the month does not exceed R$20 thousand. This tax does not apply to transactions by foreign investors registered with the Central Bank pursuant to CMN Resolution No. 4,373/14, which became effective as of March 30, 2015 and revoked CMN Resolution No. 2,689/00, except for foreign investors living in a country considered to be a "tax haven."

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

Capital gains realized on disposition of shares in Brazil by holders who are resident abroad in a country not considered a "tax haven" are not subject to Brazilian tax if:

•   the proceeds obtained by the disposition are remitted outside Brazil within five business days of the cancellation of the ADSs, which were represented by the shares sold; or

•   the foreign investment in the shares is registered at the Central Bank under CMN Resolution No. 4,373/14.

If none of the above is the case, the same treatment applicable to Brazilian residents will apply.

Gain on the disposition of shares is measured by the difference in U.S. dollars between the amount in foreign currency received on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation and converted into the foreign currency based on the exchange rate published by Central Bank on the date the acquisition was made. There are discussions whether the amount should be calculated in foreign currencies or in Brazilian reais, and it is certain that tax authorities have already stated their position that gains should be calculated in the local currency. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of their effective cost as shown by valid documentation or, in its absence, on the basis of the foreign currency amount registered with the Central Bank. See "Item 10.D. Exchange Controls."

Except for the international avoidance of double taxation tax treaty signed with Japan, Brazil's other signed international tax treaties do not grant relief from taxes on gains realized on sales or exchanges of shares. Gains realized by a non‑Brazilian holder upon the redemption of shares would be treated as gains from the disposition of such shares to a Brazilian resident occurring off a stock exchange and would accordingly be subject to income tax at a rate of 15.0% (except for tax haven residents, for the inflow of direct investments to Brazil under the regime of Law No. 4,131/62, in which the applicable rate would be 25.0%).

186 Form 20-F – December 2014

Form 20-F

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

Tax on Financial Transactions (Imposto Sobre Operações Financeiras, or IOF) is a tax on operations such as: (i) foreign exchange transactions, (ii) securities, (iii) loans, and (iv) insurance. The Minister of Finance sets the rate of the IOF subject to a 25.0% ceiling. Although the taxpayer is the one conducting the financial transaction subject to taxation, the tax is usually collected by the financial institution involved, if applicable.

For further information on IOF on foreign exchange transactions, see “Item 4.B. Business Overview - Regulation and Supervision - Taxation.”

Registered capital

Amounts invested in securities by a holder not residing in Brazil who: (i) qualifies for benefits under Resolution No. 4,373/14 and who registers with the CVM or (ii) holds ADSs and is represented by the depositary bank's registration, are eligible for registration with the Central Bank. In the case of ADSs, since the shareholder of record is the depositary bank, the depositary bank is responsible for obtaining the registration. The registration allows the remittance outside Brazil of foreign currency, converted at the Exchange Market rate, acquired with the proceeds of distributions on, or dispositions of, underlying shares.

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

In this discussion, references to a "U.S. holder" are to a holder of a share or ADS that: (i) is a citizen or resident of the United States; (ii) is a corporation organized under the laws of the United States of America or any state thereof; or (iii) is otherwise subject to U.S. federal income taxation on a net basis with respect to the shares and ADSs.

The shares will be treated as equity for U.S. federal income tax purposes. For purposes of the U.S. Internal Revenue Code of 1986, as amended, or the "Code," holders of ADSs generally will be treated as owners of the shares represented by such ADSs.

187 Bradesco

Form 20-F

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

Based on our audited financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 to 2014 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2015 taxable year. Our belief that we are not, and will not in the future be, a PFIC is based on certain Proposed Treasury Regulations dealing with non-U.S. banks. Such regulations are not final and are subject to modification, in which case our determination regarding PFIC status may be different.

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

188 Form 20-F – December 2014

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

Backup withholding and information reporting

Dividends paid on income for the year, and proceeds from the sale or other disposition of the ADSs or the shares to a U.S. holder, generally may be subject to the information reporting requirements of the Code and to backup withholding unless the U.S. holder (i) establishes, if required to do so, it is an exempt recipient or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the U.S. Internal Revenue Service.

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

189 Bradesco

Form 20-F

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk

Market risk is represented by the possibility of financial losses due to the variation of prices and interest rates of our financial assets, since its active and liability portfolios may have mismatches of periods, currencies and indexes. We are exposed to market risk, both in our trading and banking portfolios. The main market risks of our portfolios are interest rate risk and foreign exchange risk.

We use methodologies such as sensitivity analysis and Value at Risk (VaR), among others, for evaluating our market risk.

Interest rate risk

Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves, base risk and changes in correlation of interest rates between different financial instruments/indexes. We are exposed to the risk of interest rate movements when there is a mismatch between fixed rates and market interest rates. For a discussion of our management of interest rate sensitivity, see "Item 5.B. Liquidity and Capital Resource-Interest rate sensitivity."

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

Sensitivity analysis

Below, a sensitivity analysis for our financial exposure in trading and banking portfolios, based on three scenarios applied to market rates and prices. We considered 25.0% and 50.0% shocks in prices and rates that would adversely affect our positions, and a scenario reflecting an impact of 1 basis point on rates and 1.0% on market prices. These scenarios comply with CVM Instruction No. 475/08.

Risk Factor	Market as of December 31, 2014	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/USD	2.65	2.67	3.31	3.97
1-year fixed rate in reais	12.96%	12.97%	16.20%	19.44%

Shocks were also applied to other risk factors and terms of the interest curves. It is important to note that, in the first quarter of 2015, the real depreciated 20.8% against the U.S. dollar (from R$2.65 to R$3.20 per U.S. dollar), which is below the 25.0% and 50.0% shock scenarios.

190 Form 20-F – December 2014

Form 20-F

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	On December 31, 2014	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(6,653)	(2,026,998)	(3,924,153)
Price Index	Exposure subject to the variation of price index coupon rates	(9,382)	(1,370,926)	(2,568,347)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(526)	(57,069)	(106,625)
Foreign currency	Exposure subject to foreign exchange variation	(7,430)	(142,382)	(272,480)
Variable income	Exposure subject to the variation of share prices	(17,898)	(447,446)	(894,892)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(898)	(40,715)	(79,422)
Other	Exposure not eligible in the previous definitions	(1,100)	(28,795)	(57,591)
Total not correlated		(43,887)	(4,114,331)	(7,903,510)
Total correlated		(32,947)	(3,412,335)	(6,546,331)
(1) Amounts net of tax effects.

It is worth mentioning that the impacts of financial exposures from the banking portfolio (particularly interest rate and price index), would not necessarily represent potential accounting loss. This occurs because part of the loan and advances operations in our banking portfolio is financed by demand and/or savings deposits, which are natural hedges for any variations in interest rates, as well as the fact that variations in interest rates do not represent material impact on our results, since it is intended to hold loan and advances up to maturity. Additionally, in view of our strong share in the insurance and pension plan market, we have a significant volume of assets, which are price-level restated and linked to their respective technical provisions.

Banking portfolio	On December 31, 2014	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(5,534)	(1,677,281)	(3,242,116)
Price index	Exposure subject to the variation of price index coupon rates	(8,902)	(1,302,920)	(2,435,266)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(125)	(10,200)	(19,598)
Foreign currency	Exposure subject to foreign exchange variation	(4,136)	(63,668)	(116,939)
Variable income	Exposure subject to the variation share prices	(17,254)	(431,361)	(862,722)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(496)	(15,871)	(31,395)
Other	Exposure not eligible in the previous definitions	(390)	(9,741)	(19,482)
Total not correlated		(36,837)	(3,511,042)	(6,727,518)
Total correlated		(28,503)	(3,037,084)	(5,816,247)
(1) Amounts net of tax effects.

Below we present the sensitivity analysis exclusively for the trading portfolio, which represents exposure that may materially impact our results, and it is worth mentioning that the results disclose the impacts for each scenario given a static portfolio. The dynamism of the market causes these positions to continually change and not necessarily reflect today the position shown here. Additionally, as discussed above, we have an ongoing market risk management process that continually seeks methods to mitigate related risks, according to a strategy determined by Senior Management. Accordingly, in the event of indications that a certain position is deteriorating, proactive actions are made to minimize any possible negative impacts, in order to maximize our risk - return ratio.

Trading Portfolio	On December 31, 2014	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(1,171)	(366,067)	(712,658)
Price index	Exposure subject to the variation of price index coupon rates	(569)	(80,643)	(157,231)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(435)	(47,993)	(89,385)
Foreign currency	Exposure subject to foreign exchange variation	(3,418)	(85,185)	(170,367)
Variable income	Exposure subject to the variation share prices	(651)	(16,264)	(32,529)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(574)	(29,250)	(56,730)
Other	Exposure not eligible in the previous definitions	(1,121)	(27,687)	(55,374)
Total not correlated		(7,939)	(653,089)	(1,274,274)
Total correlated		(5,250)	(434,142)	(843,678)
(1) Amounts net of tax effects.

Value at Risk ("VaR")

The Trading portfolio's risk is measured using the Delta-Normal VaR methodology with a 99.0% confidence level, and the time horizon applied includes the number of days required to undo the existing exposures and, additionally, to incorporate the Gamma and Vega risks of options transactions. Financial positions are allocated to primary risk factors such as interest rates and currencies, and the methodology considers the diversification effect through the correlation observed for these factors.

191 Bradesco

Form 20-F

The methodology applied and the existing statistical models are assessed on a permanent basis using backtesting techniques, which compare the VaR with holding periods of one day and hypothetical results, obtained with the same positions used in the VaR calculation, and effectively considering also the transactions of the day for which the VaR was estimated.

The main purpose is to monitor, validate and evaluate the VaR model's adherence and the number of breaks occurred should be in line with the number of breaks accepted by the statistical tests carried out for the required level of confidence (99.0%). Another purpose is to improve the models used by the Organization, by way of analyses carried out for different VaR observation periods and confidence levels, both for Total VaR and by risk factors.

In 2014 the hypothetical daily results exceeded the VaR five times, while the effective profit and loss exceed VaR six times. In each case, that is within the limits defined in the statistical testing applied to the model. In accordance with the paper published by the Basel Committee on Banking Supervision (Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements of January 1996), any deviations would be classified as “either bad luck or the markets moved in a fashion unanticipated by the model,” that is, the volatility was significantly higher than expected and, in certain situations, the correlations differed from those forecast by the model.

In 2014, VaR of the trading portfolio, at one-day horizon and net of tax effects, presented maximum value of R$57 million in the fourth quarter of the year, and average from R$32 million to R$36 million, respectively in the second and fourth quarters of 2014. The proximity among these averages shows that no great variations occurred in the period and the risk level was slightly lower than that at the end of 2013.

The following tables show value at risk using the VaR methodology:

	2014 - R$ in thousands
	January, February and March			At March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	32,201	19,275	39,906	34,381
Foreign exchange coupon	4,817	4,174	5,526	5,526
Foreign currency	4,648	192	14,041	8,866
Variable income	818	54	3,096	273
Sovereign risk	5,218	3,506	7,666	5,911
Other	2,258	913	4,010	3,746
Total VaR	35,079	20,732	45,048	36,412

	2014 - R$ in thousands
	April, May and June			At June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	31,113	17,002	46,617	26,855
Foreign exchange coupon	5,564	4,790	6,050	4,790
Foreign currency	9,603	656	18,837	2,743
Variable income	3,904	154	7,779	5,751
Sovereign risk	5,601	4,660	6,597	5,134
Other	1,122	485	2,916	881
Total VaR	32,120	24,741	44,841	24,974

192 Form 20-F – December 2014

Form 20-F

	2014 - R$ in thousands
	July, August and September			At September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	33,279	18,960	54,261	54,261
Foreign exchange coupon	4,775	3,334	5,209	4,897
Foreign currency	2,323	158	9,194	1,866
Variable Income	1,942	3	6,538	8
Sovereign risk	4,778	3,186	6,009	3,341
Other	1,828	1,060	3,530	1,503
Total VaR	34,009	18,690	53,076	53,076

	2014 - R$ in thousands
	October, November and December			At December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	35,020	13,983	50,661	30,257
Foreign exchange coupon	4,638	3,730	6,899	6,048
Foreign currency	2,927	196	11,219	8,640
Variable Income	1,492	23	5,767	3,737
Sovereign risk	4,467	3,035	5,607	5,526
Other	2,705	1,666	4,311	1,995
Total VaR	36,356	16,090	56,896	36,549

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2014:

Value at Risk (R$ in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	% Events
Up to R$20	0.0%	0.0%	1.5%	6.2%	1.9%
Over R$20 up to R$30	12.7%	30.8%	21.2%	24.6%	22.4%
Over R$30 up to R$40	63.5%	64.6%	63.6%	30.8%	55.6%
Over R$40 up to R$50	23.8%	4.6%	12.1%	32.3%	18.1%
Over R$50	0.0%	0.0%	1.5%	6.2%	1.9%

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

193 Bradesco

Form 20-F

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

From January 1 to December 31, 2014, we received from our depositary bank the amount of US$13.7 million, as reimbursement or payment made in our favor.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Financial responsibility, disclosure controls and procedures, and report on internal control over financial reporting.

(a) Disclosure controls and procedures

As of December 31, 2014, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Articles 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 of the SEC) were carried out under the supervision of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and it may not prevent or identify deficiencies. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

194 Form 20-F – December 2014

Form 20-F

Our Management made an assessment of the effectiveness of our internal control over consolidated financial reporting as of December 31, 2014 based upon the 2013 framework "Enterprise Risk Management – Integrated Framework" established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and has concluded that our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting, as of December 31, 2014, has been audited by KPMG Auditores Independentes, a PCAOB-registered independent accounting firm, as stated in their report beginning on page F-3 of "Item 18. Financial Statements."

(c) Attestation report of the independent registered public accounting firm

For the report of KPMG Auditores Independentes, our PCAOB-registered independent accounting firm, dated April 30, 2015, on the effectiveness of the internal control over financial reporting as of December 31, 2014, see "Item 18. Financial Statements."

(d) Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Articles 13a-15(f) and 15d-15(f) under the "Exchange Act of 1934" of the SEC) that occurred during the fiscal year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

16.C. Principal Accountant Fees and Services

Audit and non-audit fees

The following table sets forth the fees billed to us by our independent accounting firm during the fiscal years ended as of December 31, 2014 and 2013:

Year ended December 31,	R$ in thousands
	2014	2013
Audit fees	26,823	29,177
Audit-related fees	960	659
Other fees	1,180	926
Total fees	28,963	30,762

195 Bradesco

Form 20-F

The fees for the years 2014 and 2013 correspond to those paid to our auditor for those years (KPMG Auditores Independentes).

Our independent accounting firm audits our annual financial statements in accordance with IFRS and BR GAAP, the annual financial statements of our investee companies, as well as the quarterly review of our interim financial statements.

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

Pursuant to Central Bank regulations, we have established a body denominated Audit Committee, which performs nearly all of the functions of an Audit Committee of a U.S. company. Of the four members of our Audit Committee, two members are also members of our Board of Directors. Under Brazilian law, the function of hiring independent auditors is a power reserved for the Board of Directors. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to and performs the functions of an audit committee of the Board of Directors of a U.S. company. Since our Audit Committee is not a committee of our Board of Directors, but a separate body, as required under Brazilian law, we believe that our Audit Committee satisfies the requirements of Exchange Act Rule 10(a)(3). However, based on the exemption set forth in Exchange Act Rule 10A-3(c)(3) because the Audit Committee is a separate body from our Board of Directors and is in accordance with Central Bank regulations. We believe that our Audit Committee is able to act independently in performing the responsibilities of an audit committee under the Sarbanes-Oxley Act and to satisfy the other requirements of Exchange Act Rule 10A-3.

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The purpose of the program of acquisition of shares to be held in treasury and to be subsequently disposed of or canceled, without capital reduction, is the application of funds available for investments from the "Earnings Reserve – Statutory Reserve" account. Acquisitions of preferred shares for treasury are in the table below:

196 Form 20-F – December 2014

Form 20-F

Period	Total number of preferred shares acquired	Average price paid per preferred share	Total number of preferred shares acquired from published plans or programs	Maximum number of preferred shares that can still be acquired from plans or programs
01/02 to 01/31/14	-	-	-	4,889,100
02/03 to 02/28/14	1,118,600	25.86	1,118,600	3,770,500
03/05 to 03/31/14	-	-	-	3,770,500
04/01 to 04/30/14	-	-	-	3,770,500
05/02 to 05/30/14	-	-	-	3,770,500
06/02 to 06/30/14	-	-	-	7,500,000
07/01 to 07/31/14	-	-	-	7,500,000
08/01 to 08/29/14	-	-	-	7,500,000
09/01 to 09/30/14	-	-	-	7,500,000
10/01 to 10/31/14	-	-	-	7,500,000
11/03 to 11/28/14	-	-	-	7,500,000
12/01 to 12/31/14	-	-	-	7,500,000

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

197 Bradesco

Form 20-F

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

Pursuant to our Bylaws and to Central Bank regulations since December 2003, we have appointed an Audit Committee. Our Audit Committee comprises three to five members, each of whom serves for a term of one year, and is appointed by, and may be replaced by, the Board of Directors. We currently have four members on our Audit Committee, two of them are also our directors. Under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is a separate body from our Board of Directors, pursuant to Central Bank regulations, we have relied on the exemption set forth in Exchange Act Rule 10A - 3(c)(3) in this regard.

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

•       We also have a Fiscal Council, which currently has five members and five alternates. The Fiscal Council is an independent corporate body. In accordance with Brazilian Corporate Law, the Fiscal Council's responsibilities include:

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

198 Form 20-F – December 2014

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

199 Bradesco

Form 20-F

PART III

ITEM 17. FINANCIAL STATEMENTS

See "Item 18. Financial Statements."

ITEM 18. FINANCIAL STATEMENTS

See our financial statements on pages F-2 through F-144.

200 Form 20-F – December 2014

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

2.3 - The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10.0% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

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

201 Bradesco

Form 20-F

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A. /s/ Luiz Carlos Trabuco Cappi Luiz Carlos Trabuco Cappi Chief Executive Officer /s/ Alexandre da Silva Glüher Alexandre da Silva Glüher Chief Financial Officer

Date: April 30, 2015.

202 Form 20-F – December 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Summary

           F -2     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Banco Bradesco S.A.

We have audited the accompanying consolidated statement of financial position of Banco Bradesco S.A. and subsidiaries (“Bradesco”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited Bradesco’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Bradesco’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Bradesco’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and subsidiaries as of December  31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, Bradesco maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG Auditores Independentes

Osasco, Brazil
April 30, 2015

Bradesco F - 3

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Income

	R$ thousand
	Note	Years ended December 31
		2014	2013	2012
Interest and similar income		103,893,096	90,682,625	83,031,854
Interest and similar expenses		(53,847,329)	(41,382,142)	(39,646,131)
Net interest income	6	50,045,767	49,300,483	43,385,723
Fee and commission income		16,759,980	14,535,723	12,757,131
Fee and commission expenses		(20,724)	(36,041)	(36,391)
Net fee and commission income	7	16,739,256	14,499,682	12,720,740
Net gains/(losses) on financial instruments classified as held for trading	8	(1,933,003)	(5,790,089)	2,110,112
Net gains/(losses) on financial instruments classified as available for sale	9	(991,894)	(6,100,782)	1,895,974
Net gains/(losses) on foreign currency transactions	10	(1,244,680)	(1,093,597)	(1,087,595)
Net income from insurance and pension plans	11	5,411,845	6,933,680	1,413,016
Operating income		1,242,268	(6,050,788)	4,331,507
Impairment of loans and advances	12	(10,291,386)	(9,623,870)	(11,451,383)
Personnel expenses	13	(13,667,639)	(12,354,418)	(11,559,002)
Other administrative expenses	14	(12,971,521)	(12,151,537)	(11,803,989)
Depreciation and amortization	15	(2,932,687)	(2,740,830)	(2,488,182)
Other operating income/(expenses)	16	(10,223,083)	(7,622,240)	(8,674,178)
Operating expense		(50,086,316)	(44,492,895)	(45,976,734)
Income before income taxes and equity in the earnings of associates		17,940,975	13,256,482	14,461,236
Equity in the earnings of associates and joint ventures	27	1,389,816	1,062,687	980,212
Income before income taxes		19,330,791	14,319,169	15,441,448
Income tax and social contribution	17	(3,914,313)	(1,833,031)	(4,089,754)
Net income for the year		15,416,478	12,486,138	11,351,694

Attributable to shareholders:
Controlling shareholders		15,314,943	12,395,920	11,291,570
Non-controlling interest		101,535	90,218	60,124

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per ordinary share	18	3.48	2.81	2.56
– Earnings per preferred share	18	3.82	3.09	2.82

The Notes are an integral part of the Consolidated Financial Statements.

           F -4     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statement of Comprehensive Income

	R$ thousand
	Years ended December 31
	2014	2013	2012
Net income for the year	15,416,478	12,486,138	11,351,694

Items that could be reclassified to the Consolidated Statement of Income
Financial assets available for sale
Unrealized gains/(losses) on financial assets available for sale	2,018,046	(6,253,775)	5,901,508
Realized gains/(losses) on financial assets available for sale	(1,287,674)	(6,290,648)	1,778,290
Tax effect	(289,194)	5,014,296	(3,061,838)

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations	3,681	50,839	46,196
Tax effect	(1,473)	(20,335)	(18,479)
Total adjustments not included in the net income	443,386	(7,499,623)	4,645,677
Total comprehensive income for the year	15,859,864	4,986,515	15,997,371

Attributable to shareholders:
Controlling shareholders	15,758,329	4,896,297	15,937,247
Non-controlling interest	101,535	90,218	60,124

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco F - 5

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Financial Position

	R$ thousand
	Note	December 31
		2014	2013
Assets
Cash and balances with banks	19	65,430,300	67,450,363
Financial assets held for trading	20a	78,498,311	96,092,523
Financial assets available for sale	21	120,961,734	67,838,411
Investments held to maturity	22	25,071,031	23,069,026
Assets pledged as collateral	23	152,612,689	117,740,225
Loans and advances to banks	24	72,974,619	78,719,723
Loans and advances to customers, net of impairment	25	328,064,004	304,121,334
Non-current assets held for sale	26	1,006,461	832,546
Investments in associates and joint ventures	27	3,983,780	3,392,847
Property and equipment, net of accumulated depreciation	28	4,700,518	4,501,967
Intangible assets and goodwill, net of accumulated amortization	29	7,529,915	8,220,739
Taxes to be offset	17g	6,130,191	5,293,116
Deferred income tax assets	17c	28,388,183	25,661,079
Other assets	30	35,099,280	35,367,715
Total assets		930,451,016	838,301,614

Liabilities
Deposits from banks	31	279,940,227	243,100,373
Deposits from customers	32	210,031,505	216,218,057
Financial liabilities held for trading	20b	3,315,573	1,826,382
Funds from securities issued	33	85,030,399	57,883,068
Subordinated debt	34	35,821,666	35,885,003
Insurance technical provisions and pension plans	35	146,559,220	130,329,023
Other provisions	37	13,864,401	13,752,577
Current income tax liabilities		3,602,333	3,082,976
Deferred income tax liabilities	17c	808,178	799,824
Other liabilities	38	69,185,709	63,321,405
Total liabilities		848,159,211	766,198,688

Equity	39
Share capital		38,100,000	38,100,000
Treasury shares		(298,015)	(269,093)
Capital reserves		35,973	35,973
Profit reserves		43,765,349	34,122,503
Additional paid-in capital		70,496	70,496
Other comprehensive income		(659,501)	(1,102,887)
Retained earnings		1,153,439	927,314
Equity attributable to controlling shareholders		82,167,741	71,884,306
Non-controlling interest		124,064	218,620
Total equity		82,291,805	72,102,926
Total liabilities and equity		930,451,016	838,301,614

The Notes are an integral part of the Consolidated Financial Statements.

           F -6     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statement of Changes in Equity

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2011	30,100,000	(183,109)	35,973	3,269,412	23,463,119	70,496	1,751,059	632,096	59,139,046	243,048	59,382,094
Net income	-	-	-	-	-	-	-	11,291,570	11,291,570	60,124	11,351,694
Financial assets available for sale	-	-	-	-	-	-	4,617,960	-	4,617,960	-	4,617,960
Foreign currency translation adjustment	-	-	-	-	-	-	27,717	-	27,717	-	27,717
Comprehensive income	-	-	-	-	-	-	-	-	15,937,247	60,124	15,997,371
Purchase of treasury shares	-	(14,192)	-	-	-	-	-	-	(14,192)	-	(14,192)
Decrease of non- controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(1,499)	(1,499)
Capital transaction –Banco BERJ	-	-	-	-	(29,394)	-	-	-	(29,394)	-	(29,394)
Transfers to reserves	-	-	-	569,062	6,917,184	-	-	(7,486,246)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(3,894,998)	(3,894,998)	(92,992)	(3,987,990)
Balance on December 31, 2012	30,100,000	(197,301)	35,973	3,838,474	30,350,909	70,496	6,396,736	542,422	71,137,709	208,681	71,346,390
Net income	-	-	-	-	-	-	-	12,395,920	12,395,920	90,218	12,486,138
Financial assets available for sale (2)	-	-	-	-	-	-	(7,530,127)	-	(7,530,127)	-	(7,530,127)
Foreign currency translation adjustment	-	-	-	-	-	-	30,504	-	30,504	-	30,504
Comprehensive income	-	-	-	-	-	-	-	-	4,896,297	90,218	4,986,515
Purchase of treasury shares	-	(71,792)	-	-	-	-	-	-	(71,792)	-	(71,792)
Decrease of non- controlling hareholders’ interest	-	-	-	-	-	-	-	-	-	(10,870)	(10,870)
Premium on share subscription (3)	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	600,551	7,332,569	-	-	(7,933,120)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(4,077,908)	(4,077,908)	(69,409)	(4,147,317)
Balance on December 31, 2013	38,100,000	(269,093)	35,973	4,439,025	29,683,478	70,496	(1,102,887)	927,314	71,884,306	218,620	72,102,926

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco F - 7

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Changes in Equity (continued)

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2013	38,100,000	(269,093)	35,973	4,439,025	29,683,478	70,496	(1,102,887)	927,314	71,884,306	218,620	72,102,926
Net income	-	-	-	-	-	-	-	15,314,943	15,314,943	101,535	15,416,478
Financial assets available for sale	-	-	-	-	-	-	441,178	-	441,178	-	441,178
Foreign currency translation adjustment	-	-	-	-	-	-	2,208	-	2,208	-	2,208
Comprehensive income	-	-	-	-	-	-	-	-	15,758,329	101,535	15,859,864
Purchase of treasury shares	-	(28,922)	-	-	-	-	-	-	(28,922)	-	(28,922)
Decrease of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(192,292)	(192,292)
Capital transaction (4)	-	-	-	-	(391,392)	-	-	-	(391,392)	-	(391,392)
Transfers to reserves	-	-	-	754,442	9,279,796	-	-	(10,034,238)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(5,054,580)	(5,054,580)	(3,799)	(5,058,379)
Balance on December 31, 2014	38,100,000	(298,015)	35,973	5,193,467	38,571,882	70,496	(659,501)	1,153,439	82,167,741	124,064	82,291,805

(1)  In 2014, consists primarily “net” unrealized gains/losses from investment securities, classified as available for sale (Notes 21 and 23), of which the cumulative tax effects amount to R$ 438,285 thousand (December 31, 2013 - R$ 728,952 thousand);

(2)  On December 31, 2013 includes R$6,117,649 thousand (R$3,670,589 thousand, net of taxes), representing the realization of losses related to the sale and acquisition of available-for-sale securities totaling R$41,945,300 thousand, allowing that the new acquisition cost is aligned with the current fair value. Additionally, a total of R$ 19,121,109 thousand was reclassified from “Available for Sale Securities” to “Held-to-Maturity Securities,” given that the Insurance Group made the reclassification because of a the change in Management's intention. The mark-to-market accounting of these securities, totaling R$479,358 thousand, was maintained under Shareholders’ Equity and will be recognized in the income statement over the remaining term of the securities;

(3)  On March 11, 2013, the Special Shareholders’ Meeting approved an increase in Share Capital, of R$ 8,000,000 thousand, increasing it from R$ 30,100,000 thousand to R$ 38,100,000 thousand, through the issue of 382,479,458 new no-par registered, book-entry shares, of which 191,239,739 are common shares and 191,239,719 are preferred shares. These shares were distributed free of charge to shareholders as a bonus, in the proportion of one (1) new share for every ten (10) shares of the same type already held, benefiting Bradesco’s shareholders as registered on at March 25, 2013; and

(4)  In 2014, we acquired shareholdings of 6.51% of Odontoprev SA and 1.45% of Banco Bradesco BBI SA that were held by non-controlling shareholders.

The Notes are an integral part of the Consolidated Financial Statements.

           F -8     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows

	R$ thousand
	Years ended December 31
	2014	2013	2012
Operating activities
Income before income taxes	19,330,791	14,319,169	15,441,448
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Impairment of loans and advances	10,291,386	9,623,870	11,451,383
Changes in the insurance technical provisions and pension plans	24,008,174	20,001,807	23,326,101
Net (gains)/losses from disposals of assets available for sale	(222,876)	5,698,697	(2,895,780)
Expenses with other provisions	2,324,505	1,132,596	4,246,589
Deferred selling expenses (insurance)	(312,983)	(332,056)	(128,005)
Impairment of assets	1,300,378	459,193	1,697,474
Depreciation	1,056,389	1,018,239	1,035,235
Amortization of intangible assets	1,876,298	1,722,591	1,452,947
Equity in the earnings of associates	(1,389,816)	(1,062,687)	(980,212)
Losses on disposal of non-current assets held for sale	310,141	195,605	203,885
Net losses from disposal of property and equipment	35,706	24,795	5,157
Others	16,254	12,273	(748,398)
Changes in assets and liabilities:
(Increase)/decrease in compulsory deposits with the Central Bank	4,456,083	(7,428,592)	23,202,973
(Increase)/decrease in loans and advances to banks	19,562,317	87,999,493	(53,564,414)
Increase in loans and advances to customers	(88,722,859)	(95,688,070)	(78,824,136)
Decrease in financial assets held for trading	14,689,614	7,619,533	23,176,091
Increase in other assets	(15,473,866)	(11,777,883)	(6,120,400)
Increase in deposits from banks	56,473,841	40,157,365	30,511,120
Increase in deposits from customers	6,883,751	16,961,511	7,087,016
Increase/(decrease) in financial liabilities held for trading	1,489,191	(2,223,600)	3,302,772
Decrease in insurance technical provisions and pension plans	(7,777,977)	(8,441,504)	(3,669,702)
Decrease in other provisions	(2,187,792)	(8,401,128)	(1,119,638)
Increase in other liabilities	18,571,777	13,181,535	20,716,267
Interest received	54,777,470	51,660,545	66,904,924
Interest paid	(32,704,290)	(29,518,063)	(26,852,369)
Income tax and social contribution paid	(6,446,222)	(6,192,982)	(6,220,112)
Other changes in taxes	(798,036)	(889,743)	(1,163,615)
Net cash provided by/(used in) operating activities	81,417,349	99,832,509	51,474,601

Investing activities
(Acquisitions)/disposal of subsidiaries, net of cash and cash equivalents paid/received	46,068	-	(2,552)
Acquisitions of financial assets available for sale	(48,896,316)	(97,805,696)	(163,462,843)
Proceeds from sale of financial assets available for sale	37,713,211	71,371,855	115,237,164
Acquisitions of investments held to maturity	(641,845)	-	-
Redemption of investments held to maturity	-	303,307	699,982
Disposal of non-current assets held for sale	663,789	658,039	266,123
Acquisitions of investments in associates	(6,000)	-	(97,454)
Disposal of investments in associates	-	-	918,819
Dividends received from investments in associates	804,883	767,765	510,580
Acquisition of property and equipment	(1,559,585)	(1,332,570)	(1,673,837)
Disposal of property and equipment	263,457	303,996	367,074
Acquisition of intangible assets	(1,270,280)	(2,362,977)	(2,552,000)
Dividends received	295,780	189,865	117,684
Interest received	9,143,482	4,719,738	4,920,612
Net cash provided by/(used in) investing activities	(3,443,356)	(23,186,678)	(44,750,648)

Bradesco F - 9

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statement of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2014	2013	2012

Financing activities
Funds from securities issued	53,526,003	43,567,205	24,448,024
Payments on securities issued	(32,577,909)	(38,524,851)	(19,956,590)
Issuance of subordinated debts	-	713,760	12,997,694
Payments on subordinated debts	(2,706,203)	(1,762,491)	(4,493,518)
Acquisition of treasury shares	(28,922)	(71,792)	(14,192)
Capital transaction	(391,392)	-	(29,394)
Decrease of non-controlling interest	(192,292)	(10,870)	(1,499)
Interest paid	(4,704,334)	(5,923,242)	(5,261,001)
Interest on equity and dividends paid	(3,925,450)	(4,362,781)	(3,839,385)
Net cash provided by/(used in) financing activities	8,999,501	(6,375,062)	3,850,139

Increase in cash and cash equivalents	86,973,494	70,270,769	10,574,092

Cash and cash equivalents
At the beginning of the year	117,697,987	47,427,218	36,853,126
At the end of the year	204,671,481	117,697,987	47,427,218

Increase in cash and cash equivalents	86,973,494	70,270,769	10,574,092

Non-cash transactions
Credit operations transferred to non-current assets	1,390,525	1,356,644	836,930
Dividends and interest on equity declared but not yet paid	3,313,760	1,504,216	2,396,306
Unrealized (gains)/losses on securities available for sale	(441,178)	7,530,127	(4,617,960)

The Notes are an integral part of the Consolidated Financial Statements.

           F -10     IFRS – International Financial Reporting Standards – 2014

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

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank complies with Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and property insurance and pension plans as well as capitalization bonds.

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

The consolidated financial statements were approved by the Board of Directors on March 26, 2015.

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

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position: financial assets available for sale which are measured at fair value; assets and liabilities held for trading which are measured at fair value; financial instruments at fair value through profit or loss which are measured at fair value and the liability for defined benefit obligations which is recognized as the present value of the defined benefit obligation less the net total of the plan assets, plus unrecognized actuarial gains, less unrecognized past service cost and unrecognized actuarial losses.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 19 details the accounts of the consolidated statement of financial position that comprise cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes and the participation of non-controlling interests was adjusted by non-cash items such as provisions, depreciation, amortization and losses due to impairment of loans and advances. The interest received and paid are classified as operating cash flows.

Bradesco F - 11

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The preparation of the consolidated financial statements requires the adoption of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for impairment losses of loans and advances; estimates of the fair value of financial instruments; depreciation and amortization; impairment losses in assets; the useful life of intangible assets; evaluation of the realization of tax assets; assumptions for the calculation of technical provisions for insurance; supplemental pension plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization.

a)      Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Country	Shareholding interest (%)
			December 31
			2014	2013
Alvorada Cartões, Crédito Financiamento e Investimento S.A.(1)	Banking	Brazil	-	100.00
Banco Alvorada S.A.	Banking	Brazil	99.99	99.99
Banco Bradesco Financiamentos S.A.	Banking	Brazil	100.00	100.00
Banco Bankpar S.A.(2)	Banking	Brazil	-	100.00
Banco Boavista Interatlântico S.A.	Banking	Brazil	100.00	100.00
Banco Bradesco Argentina S.A.	Banking	Argentina	99.99	99.99
Banco Bradesco BERJ S.A.	Banking	Brazil	100.00	100.00
Banco Bradescard S.A.	Cards	Brazil	100.00	100.00
Banco Bradesco BBI S.A. (3)	Investment Bank	Brazil	99.80	98.35
Banco Bradesco Cartões S.A.	Cards	Brazil	100.00	100.00
Bradesco Administradora de Consórcios Ltda.	Consortium Management	Brazil	100.00	100.00
Bradseg Participações S.A.	Holding	Brazil	100.00	100.00
Bradesco Auto/RE Cia. de Seguros	Insurance	Brazil	100.00	100.00
Bradesco Capitalização S.A.	Capitalization	Brazil	100.00	100.00
Odontoprev S.A. (4)(5)	Dental Health	Brazil	50.01	43.50
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	100.00	100.00
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker	Brazil	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker	Brazil	100.00	100.00
Bradesco Saúde S.A.	Insurance/Health	Brazil	100.00	100.00
Bradesco Seguros S.A.	Insurance	Brazil	100.00	100.00
Bradesco Vida e Previdência S.A.	Pension plan/Insurer	Brazil	100.00	100.00
Bradesplan Participações Ltda.	Holding	Brazil	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	Brazil	100.00	100.00
Tempo Serviços Ltda.	Service Provider	Brazil	100.00	100.00
União de Participações Ltda.	Holding	Brazil	100.00	100.00

(1)      Company merged into Banco Bradesco Berj S.A., in April 2014;

(2)      Company merged into Banco Bradesco Cartões S.A., in June 2014;

(3)      Increase in equity interest through share aquisition in December 2014;

(4)      Consolidated based on control obtained through its shareholders agreement; and

(5)      Increase in equity interest through share aquisition in January 2014.

           F -12     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i.      Subsidiaries

Subsidiaries are all of the companies over which the Organization, has control. The Organization has control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Organization obtains control until the date when control ceases.

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The cost of an acquisition is measured as the fair value of the consideration, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Organization’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for an impairment write-down. If the cost of acquisition is less than the fair value of the Organization’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

For acquisitions not meeting the definition of a business combination, the Organization allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values at the acquisition date.

ii.      Associates

Companies are classified as associates if the Organization has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Organization holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Organization could still have significant influence through its participation in the management of the investee or representations on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associates are recorded in the Organization's consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

iii.     Joint ventures

The Organization has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties.  A joint venture is an arrangement in which the Organization has joint control, whereby the Organization has rights the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the equity method.

Bradesco F - 13

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iv.     Transactions with and interests of non-controlling shareholders

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

b)      Foreign currency translation

                 i.          Functional and presentation currency

Items included in the financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Organization’s presentation currency. The domestic and foreign subsidiaries use the Real as their functional currency, with the exception of the subsidiary in Mexico, which uses the Mexican Peso as its functional currency.

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

           F -14     IFRS – International Financial Reporting Standards – 2014

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

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to ‘Other comprehensive income’. If the operation is a non-wholly owned subsidiary, then the relevant proportion of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

c)      Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short–term investments, with original maturities of three months or less and  which are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 19 (b) – “Cash and cash equivalents”.

Cash and cash equivalents are held at amortized cost in the statement of financial position.

d)      Sale and repurchase agreements

Securities sold subject to repurchase agreements are presented in the consolidated financial statements in “Assets pledged as collateral”. The counterparty liability is included in “Deposits from Banks”. Securities purchased under agreements to resell are recorded in “Loans and advances to banks” or “Loans and advances to customers”, as appropriate. The difference between sale and repurchase price is treated as interest in the consolidated statement of income and recognized over the life of the agreements using the effective interest rate method.

Bradesco F - 15

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)      Financial assets and liabilities

i.       Financial assets

The Organization classifies financial assets in the following four categories: measured at fair value through profit or loss; available for sale; held to maturity and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets upon initial recognition.

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

-   Financial assets held for trading (non Derivatives)

A financial asset is classified as held for trading if it is acquired by Management for the purpose of selling it in the short term or if it is part of a portfolio of identified financial instruments that are managed together for short-term profit or position taking. Derivative financial instruments are also categorized as held for trading.

Financial assets held for trading are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income.

Realized and unrealized gains and losses arising from changes in fair value of non Derivatives assets are recognized directly in the consolidated statement of income under “Net gains and losses from financial instruments held for trading.” Interest income on financial assets held for trading are included in “Net interest income”. For the treatment of Derivatives assets see note 2e (iii) below.

•       Financial assets available for sale

Financial assets available-for-sale are non-derivative financial assets that are intended to be held for an undefined period of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates, equity prices or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

Financial assets available-for-sale are initially recognized at fair value, which is the cash consideration including any transaction costs and, subsequently, are measured at fair value with gains and losses being recognized in the consolidated statement of comprehensive income, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized. If a financial asset available-for-sale is determined to be impaired, the cumulative gain or loss previously recognized in other comprehensive income is recognized in the consolidated statement of income.

           F -16     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Interest is recognized in the consolidated statement of income using the effective interest method. Dividends on available-for-sale equity instruments are recognized in the consolidated statement of income in ‘Dividend income’ when the Organization’s right to receive payment is established. Exchange gains and losses on investments in debt securities classified as available for sale are recognized in the consolidated statement of income. See note 2e(viii)(b) for details of the treatment of impairment losses.

•       Investments held to maturity

Investments held to maturity are non-derivative financial assets with fixed or determinable payments and fixed term maturities, which the Organization has the positive intention and ability to hold to maturity, and are not designated as at fair value through profit or loss or available for sale and do not meet the definition of loans and receivables.

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

•       Loans and receivables

Loans and receivables are non-derivative financial assets having fixed or determinable payments that are not quoted in an active market, that have not been designated as “available for sale” or “at fair value through profit or loss” and that the Organization has no intention of selling, either immediately or in the near term.

Loans and receivables are initially measured at their fair value plus direct transaction costs and are subsequently valued at amortized cost using the effective interest rate method.

Loans and receivables are reported in the consolidated statement of financial position as loans and advances to banks or customers. Interest on loans is included in the consolidated statement of income and is reported as “Interest and similar income”. In the case of impairment, the impairment loss is reported as a deduction in carrying amount of loans and advances, and is recognized in the consolidated statement of income as “Impairment of loans and advances”.

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

-          Financial liabilities held for trading

Financial liabilities held for trading recognized by the Organization are derivative financial instruments. For the treatment of Derivatives liabilities see note 2e(iii) below.

•       Financial liabilities at amortized cost

These are financial liabilities that are not classified as at fair value through profit or loss. Initially they are recognized at fair value and, subsequently, are measured at amortized cost. They include deposits from banks and customers, securities issued and subordinated debt securities, among others.

iii.     Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the derivative’ contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the income statement under “Net gains and losses from financial instruments for trading.”

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate. The calculation of fair value considers the credit risk of the counterparties.

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

iv.     Recognition

Initially, the Organization recognizes loans and advances, deposits, securities issued and subordinated debts and other financial assets and liabilities on the trade date, in accordance with the contractual provisions of the instrument.

v.      Derecognition

Financial assets are derecognized when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and, substantially, all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged, paid, redeemed, cancelled or expired.

           F -18     IFRS – International Financial Reporting Standards – 2014

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

vii.    Determination of fair value

The determination of the fair values for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques which include use of recent market transactions, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models.

For more commonly other instruments the Organization uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Organization uses proprietary models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

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

viii.   Impairment of financial assets

(a)   Financial assets recognized at amortized cost

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

•        the granting to the borrower of a concession that the lender would not otherwise consider for economic or legal reasons relating to the borrower’s financial difficulty;

Bradesco F - 19

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•        when it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•        the disappearance of an active market for that financial asset because of financial difficulties; or

•        observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the loss event cannot yet be identified at the level of the individual financial assets in the portfolio, including:

(i)      adverse changes in the payment status of group assessed borrowers; and

(ii)     national or local economic conditions that correlate with defaults in the assets.

The Organization takes into consideration evidence of impairment loss for both individually significant assets and groups of assets. All significant financial assets are evaluated to detect specific losses.

All significant assets for which the assessment indicates that there is no specific impairment are valued as a group to detect any impairment loss that may have occurred, although not yet identified. The financial assets which are not individually significant are valued as a group to detect any collective impairment loss (recorded at the amortized cost) based on similar risk features. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

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

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit-risk characteristics (that is, on the basis of the Organization’s rating process that considers product type, market segment, geographical location, collateral type, past-due status and other related factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

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

           F -20     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Following impairment, interest income is recognized using the effective rate of interest which was used to discount the future cash flows for the purpose of measuring the impairment loss.

When a loan is uncollectible, it is written off against the related allowance for loan impairment. Such loans are written off after all the relevant collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

(b)   Financial assets classified as available for sale

The Organization assesses, at each reporting date, whether there is objective evidence that a financial asset or group of financial assets is impaired. For debt securities the Organization adopts the assessment described in item (a) above, in order to identify an impairment event.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered objective evidence of impairment resulting in the recognition of an impairment loss.

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

g)      Property and equipment

i.    Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (see note 2(j) below), if any.

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

Bradesco F - 21

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

When different parts of an item have different useful lives, and separate control is practical, they are recorded as separate items (main components) comprising the property and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated income statement under the heading “Other operating income/ (expenses).”

ii.   Subsequent costs

Expenditure on maintenance and repairs of property and equipment items is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Organization for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

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

h)      Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without physical substance due to business combinations, such as goodwill and other purchase intangible assets, computer software and other such intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized over their estimated useful economic life, not exceeding 20 years. Intangible assets with an indefinite useful life are not amortized.

Generally, the identified intangible assets of the Organization have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits – see note 2(j) below.

i.    Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures.

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment, (see note 2(a)(ii)). When the difference between the cost of acquisition and the Organization’s share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

           F -22     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Goodwill is tested annually, as well as whenever a trigger event has been observed, for impairment (see note 2(j) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii.   Software

Software acquired by the Organization is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Organization can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see note 2(j) below).

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method over the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

iii. Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized over the period during which the asset is expected to contribute, directly or indirectly, to the future cash flows.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment (see note 2(j) below) is immediately recognized in the consolidated statement of income.

i)       Leasing

The Organization has both operating and finance leases and operates as a lessee and a lessor.

Leases in which a significant part of the risks and benefits of the asset is borne by the lessor are classified as operating leases. For leases in which a significant part of the risks and benefits of the asset is borne by the lessee, the leases are classified as financial leasing.

Leases under the terms of which the Organization assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

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

The initial direct costs generally incurred by the Organization are included in the initial measurement of the leasing receivable and recognized as part of the effective interest rate of the contract, decreasing the amount of income recognized over the lease term. These initial costs include amounts for commissions, legal fees and internal costs. The costs incurred in relation to the negotiation, structuring and sales of leases are excluded from the definition of initial direct costs and therefore are recognized as expenses at the beginning of the lease term.

Recognition of financial revenue reflects a constant rate of return on the net investment made by the Organization.

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

           F -24     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The initial direct costs incurred by the Organization are added to the carrying amount of the leased asset and are recognized as expenses over the period of the lease and on the same basis as the income recognition.

Revenue from leasing is recognized using the straight-line method over the term of the lease, even if the payments are not made on the same basis. Costs, including depreciation and maintenance, incurred in the generation of income are recognized as expenses.

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

j)       Impairment of non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested annually at the same date to verify the existence of impairment.

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the  asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGU’s that are expected to benefit from the synergies of the combination.

The recoverable amount is the higher of an asset/CGU’s fair value less costs to sell and its value in use. When assessing the value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGU’s on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated income statement. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGU’s) and then to reduce the carrying amount of the other assets in the CGU (group of CGU’s) on a pro rata basis.

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

k)      Deposits, debt securities issued and subordinated liabilities

Deposits, debt securities issued and subordinated liabilities are the main sources of funding used by the Organization to finance its operations.

They are initially recorded at fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest method.

l)       Provisions, contingent liabilities and contingent assets

A provision is recognized when, as a result of a past event, the Organization has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions were established by Management whenever it considers that there is a probable loss taking into account the opinion of their legal advisors; the nature of the actions; the similarity to previous suits; the complexity and the positioning of the Courts.

Contingent liabilities are:

(a) a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or

(b) a present obligation that arises from past events but is not recognized because:

(i) it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or

(ii) the amount of the obligation cannot be measured with sufficient reliability.

Contingent assets are recorded only when there are real guarantees or favorable and non-appealable court decisions, and when the gain is considered to be virtually certain. Contingent assets for which the expectation is the outcome will be favorable are only disclosed in the financial statements, when material.

m)     Classification of insurance contracts and investments

An insurance contract is a contract in which the Organization accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific, uncertain, future event adversely affects the policy holder. Reinsurance contracts are also treated as insurance contracts because they transfer significant insurance risk. Contracts in the Insurance segment classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial instruments in accordance with IAS 39.

n)      Insurance and pension plan technical provisions

i.    Property damage

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, but including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts less initial contracting costs. The portion of these reserves corresponding to the estimate for risks in effect on contracts that have been issued but are not yet fully binding is designated ‘PPNG-RVNE.

           F -26     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, net of salvage and payments expected to be received.

The reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the prior last 14 half-year periods to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process.

The IBNR provision related to retrocession operations accepted is constituted on the basis of amounts informed by IRB - Brasil Resseguros S.A.

The reserve for related expenses (PDR) is recorded on a monthly basis to cover expenses related to estimated claims and benefits. It covers both costs that can be individually allocated to each claim as well as claims costs not discriminated, meaning those incurred at the portfolio level.

The Complementary Reserve for Coverage (PCC) shall be established when there is insufficiency of the technical provisions required under the legislation, as determined in the Liability Adequacy Test (see note 2(n)(vi) below). At the reporting date management did not identify the need for PCC on property damage contracts.

Other provisions correspond to the Provision for Administrative Expenses (PDA) arising on the Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations.

ii.   Life insurance, excluding life insurance with survival coverage (VGBL product)

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, but including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts and includes an estimate for risks in effect on contracts that have been issued but are not yet fully binding is designated ‘PPNG-RVNE’.

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the present value of the future benefits and the present value of the future contributions to be received for these benefits.

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the prior 16 half-year periods to determine a future projection per occurrence period.

Bradesco F - 27

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation and includes all claims in litigation.

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see note 2p vi below).

The Technical Surplus Provision (PET) corresponds to the difference between the value of the expected cost and the actual cost of claims that occurred during the period for contracts of individual life insurance with rights to participate in technical surplus.

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For products structured under a capitalization regime, the reserve covers the expected expenses related to incurred claims and also claims expected to be incurred in the future.

In Other Technical Provisions (OPT) was set up in 2013 and reversed along 2014 accordance with regulations issued by SUSEP.

iii. Health

For the health segment, the Resever for Unsettled Claims (PSL) considers all claims received up to the reporting date including judicial claims and related costs adjusted for inflation.

The mathematical reserve for unvested benefits (PMBAC) relates to the individual health care plan portfolio and accounts for the risk related to the cover of the holder’s dependents for five years following the death of the holder. It is calculated using: a 4.9% annual discount rate; the period over which holders are expected to remain in the plan up to their death; and the projected costs of the five-year-period cover in which no premiums will be received.

The reserve for vested benefits (PMBC) relating to the individual health care plan portfolio comprises obligations for the provision of health care, to dependents whose policyholders are already deceased, and is based on the present value of estimated future expenses discounted using an annual discount rate of 4.9%.

The unearned premium or contribution reserve (PPCNG) is calculated on the currently effective contracts on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage.

The reserve for claims ‘incurred but not reported’ (IBNR) is calculated on an actuarial basis to quantify the number of claims that have occurred but have not been paid to policyholders/beneficiaries. The methodology uses the historical behavior observed in the last 12 months to project future payments for claims related to events that took place prior to the calculation date. The IBNR reserve is calculated by deducting the total reserves for unsettled claims (PSL) from this projected value.

The other provisions for the individual health portfolio are constituted to cover differences between the expected present value of claims and related future costs and the expected present value of future premiums considering a discount rate of 4.9% per year.

           F -28     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Provisions for IBNR, PMBAC, PMBC and Other Provisions, listed above, are calculated using methodologies and assumptions established  in the actuarial technical notes approved by the National Health Agency - ANS.

iv. Operations with DPVAT Insurance

Revenue from DPVAT premiums and the related technical reserves are recorded gross, based on reports received from Seguradora Lider S.A. which acts as the “lead insurer” of the Consortium of Insurance DPVAT S.A. in proportion to the percentage of Bradesco’s stake in the consortium. It is the function of the lead insurer to collect the premiums, coordinate policy issuance, settle claims and manage the administrative costs within the consortium. As defined in the regulations of the consortium, 50% of the monthly net income is distributed to the consortium’s members in the following month. The remaining 50% of the monthly income is retained by the lead insurer over the year and transferred to the members of the consortium at the start of the following year.

On January 1, 2014 the subsidiary Bradesco Vida e Previdência withdrew from the Consortium of Insurance DPVAT.

v.   Open pension plans and life insurance with survival coverage (VGBL product)

The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using net premiums and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE).

The mathematical reserve for unvested benefits (PMBaC) is recorded for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations assumed in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes.

For long term life insurance and pension plans (VGBL and PGBL) and defined contribution plans, the PMBaC represents the total amount of contributions received from participants, net of charges and other contractual fees, plus the financial return generated through the investment of these amounts in units of specially constituted investment funds (FIEs).

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits.

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see note 2 p vi below).

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future.

Bradesco F - 29

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Provision for Financial Surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds the minimum returns due to policyholders of pension plans that have a profit share clause.

The Provision for Events Incurred but Not Reported (IBNR) is established based on losses that occurred but were not reported, based on run-off triangles, which considers the historical development of losses over the past 96 months to establish a future projection per period of occurrence.

The reserve for unsettled claims (PSL) considers all claim notifications received up to the end of the reporting period. The reserve is adjusted for inflation.

In Other Technical Provisions (OPT) was set up in 2013 and reversed along 2014 accordance with regulations issued by SUSEP.

Financial charges on technical provisions, as well as the constitution and/or reversal of the provision of financial excess, are classified as financial expenses and are shown in the line “Net interest income”.

vi.     Liability Adequacy Test (LAT)

The Organization conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is calculated as the sum of the carrying amount, deducting the deferred acquisition costs and the related intangibles. This is compared to the expected cash flows arising from the obligations under commercialized contracts and certificates.

The test considerers projections of claims and benefits that have occurred and are to occur, administrative expenses, allocable expenses related to the claims, intrinsic options and financial surpluses, and other income and expense directly related to the insurance contracts.

LAT is calculated using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders and improvement of G Scale and using a risk free forward interest rate structures which was approved by SUSEP to discount the future cash flows. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The test was segmented between life and pension and property insurance, and liabilities related to DPVAT insurance were not included in the test.

•     Life and pension products

For private pension products and Life Insurance with Coverage for Survival, testing was conducted per risk type, which includes (among other things): guaranteed return, pre-defined mortality tables, death, disability and other risks.

The cash flows related to future premiums not recorded in the PPNG were only included in the projections when the result of the LAT without these values was negative.

The result of the liability adequacy test was fully recognized at the reporting date.

           F -30     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•     Property Coverage

The expected present value of cash flows relating to claims incurred - primarily claims costs and salvage recoveries - was compared to the technical provisions for claims incurred - PSL and IBNR.

The expected present value of cash flows relating to claims to be incurred on the policies in force, plus any administrative expenses and other expenses and income relating to products in run-off, was compared to the sum of the related technical provisions - PPNG and PPNG-RVNE.

The result of the liability adequacy test did not present insufficiency and, consequently, no additional PCC provisions were recorded.

o)      Reinsurance contracts

Reinsurance contracts are used in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities relating to contracts that have been reinsured are presented gross of their respective recoveries, which are booked as assets since the existience of the reinsurance contract does not nullify the Organization’s obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating from a risk classification agency to reinsure risks all other reinsurance operations must be with national reinsurers If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

p)      Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plan contracts and deferred expenses with insurance agency operations relating to the sale of health plans are appropriated over a twenty-four month period.

The deferred acquisition costs relating to exclusivity contracts with retailers for the sale of extended warranty insurance is allocated to income over the term of the respective agreement, in proportion to earned premiums.

q)   Financial guarantees

     Financial guarantees are contracts that require the Organization to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

     Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Organization’s obligations under such guarantees are measured as the higher of the initial amount, less the accumulated amortization, and the best estimate of the amount required to settle the guarantee if management deems such expenditure to be probable. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of Management. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

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

The PGBL Supplementary Pension Plan was reformulated in October 2014, with contributions from employees and directors of Bradesco and its subsidiaries equal to at least 4% of their salaries. Contributions from Bradesco and its subsidiaries increased from 4% to 5% of salary, plus the percentage destined for death and disability coverages. The contributions concerning participants who in 2001 chose to migrate from the benefit plan defined for PGBL were maintained at the same levels of the previous benefit plan.

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

When the benefits of a plan are improved, the portion of increased benefit related to past service by employee is recognized in the consolidated income statement using the straight-line method over the average period until the benefits become vest. To the extent that the benefits have already vested, the expense is recognized in the consolidated statement of income.

iii. Termination benefits

Severance benefits are required to be paid when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

           F -32     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Benefits which are payable twelve months or more after the reporting date are discounted to their present value.

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

s)      Capitalization bonds

The liability for capitalization bonds is registered in the line ‘Other liabilities’.Financial liabilities and revenues from capitalization bonds are accrued at the time bonds are issued.

Bonds are issued according to the types of payments, monthly or single payment. Each bond bears a nominal value and the deposit portion of each payment is remunerated at the referential rate (TR) plus 0.5% per month, which is used to determine the liability.

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the referential rate (TR), even  if they have not won in the draw.  These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities in accordance with IAS 39.

Unclaimed amounts from “capitalization plans” are derecognized when the obligation legally expires, in accordance with IAS 39 as it relates to the derecognition of a financial liability.

Expenses for placement of “capitalization plans”, are recognized as they are incurred.

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

v)      Net insurance income

Income and expense are recognized on an accrual basis.

Insurance and coinsurance premiums, net of premiums transferred through coinsurance and reinsurance and related commissions, are recognized as income upon issuance of the respective policies / certificates / endorsements and invoices, or at the beginning of the risk period for cases in which the cover begins before issue date, and accounted for on a straight-line basis, over the duration of the policies, through the upfront recognition and subsequent reversal of the provision for unearned premiums and the deferred acquisition costs (deferred acquisition costs).

The health insurance premiums are recorded at the start of the risk period, net of the portion of premiums corresponding to the period of unexpired risk.

Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in the consolidated statement of income at the start of the risk coverage period on an estimated basis.

Revenues and expenses related to DPVAT insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted co-insurance contracts and retrocession operations are recorded on the basis of information received from the lead co-insurer and IRB - Brasil Resseguros S.A., respectively.

Reinsurance transactions are recorded based on the premium and claims information provided to the reinsures which is subject to their review. Assigned reinsurance premiums are deferred in a manner consistent with the related insurance premium and/or reinsurance agreement.

Acquisition costs are deferred and recognized in proportion to the recognition of earned premium.

The receipts from insurance agency operations are deferred and recognized in income linearly, for a period of  24 months in health insurance operations and by 12 months in the other operations.

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

Current tax expenses are the expected amounts payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax payable also includes any tax liability arising from the declaration of dividends.

           F -34     IFRS – International Financial Reporting Standards – 2014

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

In determining the amount of current and deferred tax the Organization takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The organization believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of various factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve judgments about future events. New information may become available that causes the Organization to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made.

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

x)       Segment reporting

Information for operating segments is consistent with the internal reports provided to the management’s decision-making process. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, leasing, international bank operations, investment banking and private banking. The Organization’s banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, supplementary pension plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

Bradesco F - 35

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

y)      Equity

Preferred shares have no voting rights, but have priority over ordinary shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of ordinary shares.

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

iii.    Dividends payable

Dividends on shares are paid and provisioned during the year. In the Meeting of Shareholders are destined at least the equivalent of 30% of the annual net income. Dividends approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

iv.    Capital transactions

Capital transactions are transactions between partners qualified as investment owners. These transactions modify the equity held by the controlling shareholder in a subsidiary. Since there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in equity.

3)     Risk Management

Risk-management structure

The risk and capital management structure is made up of committees, which assist the Board of Directors and the Board of Executive Officers in their strategic decision-making process.

The Organization has a committee known as the Integrated Risk and Capital Allocation Management Committee, whose duty is to advise the Board of Directors in performing its duties in risk management, capital and control. This committee is assisted by the Capital Management Executive Committee, Internal Control and Compliance Committee and the Executive Committees for the Management of Risks relating to a) Credit, b) Market and Liquidity, c) Operational, d) Bradesco’s Insurance Group and e) Basel II Implementation, in addition to Products and Services Executive Committee and Executive Committees in the business areas, which, among other duties, suggest exposure limits for their respective risks and prepare the mitigation plans to be submitted to the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

           F -36     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

It is worth highlighting the Integrated Risk Control Department (DCIR), responsible for implementing risk control and capital allocation through practices and certification of existence, effectiveness and execution of controls which assure acceptable risk levels in the Organization’s processes, independently, consistently, on a transparent and integrated manner. This Department is also responsible for complying with the Bacen rules for risk management activities.

3.1.  Credit risk

Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower’s risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty’s noncompliance with the financial obligations.

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

Counterparty’s Credit Risk

The counterparty credit risk to which the Organization is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades, including the settlement of derivative financial instruments. Counterparty credit risk also includes the risk related to a downgrade in the counterparty’s credit standing.

The Organization maintains control over the net position (that is, the difference between purchase and sale agreements) and potential future exposures from operations where there is counterparty risk. Each counterparty’s exposure to risk is treated in the same way and is part of general credit limits granted by the Organization’s  to its customers. Usually, guarantees associated with this type of operation include margin deposits, which are made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

Credit Concession

Under the responsibility of the Credit Department, lending procedures are based on the Organization's credit policy emphasizing  the security, quality and liquidity of the lending. The process is guided by the Organization’s risk-management governance and complies with the rules of the Central Bank of Brazil.

Bradesco F - 37

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In the continual pursuit for profitability in the business, the Organization uses methodologies designed specifically for each segment in which it operates, which guide the lending processes and the determination of operational limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to the Organization’s operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Organization, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, and assessed by the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors.

Loan proposals pass through an automated system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, thereby minimizing the risks inherent in the operations.

The Organization uses proprietary Credit and Behavior Scoring systems to aid decision making in the concession of loans to the Retail segment, which are designed to provide greater speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and companies with a proven payment capacity and solvency, always seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the correct pricing of operations, but also for defining the appropriate guarantees.

The methodology used also follows the requirements established by CMN Resolution 4,327/14 and includes an analysis of social and environmental risk in projects, to evaluate the customers’ compliance with related laws and the Equator Principles - a set of rules created in 2002 by the IFC, the financial arm of the World Bank - that establish the minimum social and environmental criteria that must be met for lending, to which the Organization is a signatory.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of the Organization’s economic groups/customers uses a seventeen-level scale, in which thirteen levels represent performing loan operations, ensuring greater compliance with the requirements of the Basel Capital Accord.

Risk ratings for economic groups (legal entities) are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are made corporately and are monitored periodically in order to preserve the quality of the credit portfolio.

           F -38     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For individuals, in general, credit ratings are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

The risk classification adopted on the basis of the customers' capacity of honoring their commitments is shown below:

	Internal Rating	Organization classification
1	AA1	Low risk
2	AA2
3	AA3
4	A1
5	A2
6	A3
7	B1
8	B2
9	B3
10	C1
11	C2
12	C3
13	D	Medium risk
14	E	High risk
15	F
16	G
17	H

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

The credit risk monitoring area actively participates in improving the customer risk rating models, following up large risks by periodically monitoring major delinquencies and the provisioning levels for expected and unexpected losses.

This area continuously reviews the internal processes, including the roles and responsibilities and IT training and requirements, as well as conducts periodical reviews of risk evaluation processes to incorporate new practices and methodologies.

Control and Monitoring

The Organization’s credit risk is controlled and monitored by the credit risk area of the Integrated Risk Control Department.

The department advises the Executive Credit Risk Management Committee, in which methodologies for credit risk measurement are discussed and formalized. Significant issues discussed in this committee are reported to the Integrated Risk Management and Capital Allocation Committee, which is subordinate to the Board of Directors.

Bradesco F - 39

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In conjunction with the Executive Credit Risk Management Committee, the area of the Integrated Risk Control Department holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, adequacy of allowance for loan losses, loan recoveries, gross and net losses, portfolio limits and concentrations among others. This information is also reported to the Audit Committee on a monthly basis.

The area also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Both the governance process and existing limits are sanctioned by the Integrated Risk Management and Capital Allocation Committee, which are submitted for the approval of the Board of Directors, and are revised at least once a year.

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Organization. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers.

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

           F -40     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments.

	R$ thousand
	December 31
	2014	2013
Cash and balances with banks	65,430,300	67,450,363
Derivative financial instruments	4,421,457	2,509,028
Loans and advances to banks	73,018,884	78,719,723
Loans and advances to customers	349,196,681	323,979,568
Other financial assets (1)	366,893,064	296,348,759
Total items recorded in the balance sheet	858,960,386	769,007,441
Total items not recorded in the balance sheet (Note 41)	254,889,412	226,127,235
Total risk exposure	1,113,849,798	995,134,676

(1)    Includes Investments held to maturity recognized as amortized cost in the amount of R$ 25,071,031 thousand (2013 – R$ 23,069,026 thousand).

The Organization's maximum credit risk exposure was R$ 1,113,849,798 thousand in 2014, which was an increase of 11.9% from December 2013.

Of this exposure, R$ 65,430,300 thousand, or 5.9% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

The “Other financial assets” item totaling R$ 366,893,064 thousand (32.9% of the total exposure), have a low credit risks as it primarily consists of Brazilian government bonds which, are recorded at their market value.

In 2014, items not recorded in the consolidated statement of financial position (recorded in off-balance sheet accounts) amounted to R$ 254,889,412 thousand (2013 - R$ 226,127,235 thousand), reaching a level of 22.9% (2013 – 22.7%) of total exposure.

The following provides a detailed analysis of other exposures subject to credit risk totaling R$ 426,637,022 thousand, representing 38.3% of the total exposure, including derivatives of R$ 4,421,457 thousand, loans and advances to banks of R$ 73,018,884 thousand and loans and advances to clients of R$ 349,196,681 thousand.

Derivative Financial Instruments

	R$ thousand
	December 31
	2014	2013
Traded in the stock exchange	81,180	154,541
OTC contract	4,340,277	2,354,487
Total	4,421,457	2,509,028

In relation to derivatives, 98.2% of the total, refers to over-the-counter contracts, most of them involving counterparties assessed to have "low credit risk" by the Organization's internal procedures.

Bradesco F - 41

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loans and advances to banks

We present below the portfolio of loans and advances to banks as rated internally by the Organization:

	R$ thousand
	December 31
	2014	2013
Low risk	72,968,103	78,632,199
Medium risk	50,781	87,524
High risk	-	-
Total	73,018,884	78,719,723

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

Of total loans and advances to credit institutions, 99.9% are not rated as past-due or impaired. In addition, the portfolio has no debt-rescheduling history.

Loans and advances to customers

The loans and advances to customers are classified as:

•        Neither past due nor impaired.

•        Past due but not impaired.

•        Impaired, including loans and advances classified as impaired and loans and advances that are analyzed individually for loss classified as impaired.

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

	R$ thousand
	December 31
	2014	2013
Neither past due nor impaired (i)	311,423,678	287,052,062
Past due but not impaired (ii)	6,932,215	7,128,874
Impaired (iii)	30,840,788	29,798,632
Total loans and advances to customers	349,196,681	323,979,568
Impairment of loans and advances	(21,132,677)	(19,858,234)
Net amount	328,064,004	304,121,334

The portfolio of loans and advances to customers grew by 7.8% from 2014 to 2013.

Bradesco 43

           F -42     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(i)        Loans and advances to customers neither past due nor impaired

	R$ thousand
	December 31
	2014	2013
Low risk	305,446,990	281,792,245
Medium risk	4,246,414	3,641,159
High risk	1,730,274	1,618,658
Total	311,423,678	287,052,062

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

The loans and advances to customers assessed to be neither past due nor impaired totaled R$ 311,423,678 thousand in 2014.

Of the total transactions, 98.1% were classified as low risk.

(ii)      Loans and advances to customers past due but not impaired

We present below the analysis by number of days past due of the contracts for loans and advances which were not classified as being impaired in the collective analysis and those which are not impaired based on the individual analysis.

For the purpose of this analysis, an asset is considered past due and included in the following table when payment is late or is not received strictly in accordance with the contractual terms. The amount included in this category comprises the total financial asset, i.e. not only the overdue installment amount but the full contractual amount plus accrued interest.

The loans and advances to customers which are not individually material, such as, for example, which have not been classified as impaired are presented in this category.

The individually material loans and advances may be presented in this category when, based on the individual analysis, it is not necessary to record an individual impairment loss and, accordingly, the asset is then subject to a collective loss analysis.

	R$ thousand
	December 31
	2014	2013
Past due up to 60 days	5,824,269	6,103,197
Overdue between 61 and 90 days	1,043,598	963,952
Overdue for more than 90 days	64,348	61,725
Total	6,932,215	7,128,874

The above table shows loans and advances, which despite being overdue, do not provide indications of possible impairment. This amount represented 2.0% of the portfolio in 2014 (December 2013 – 2.2%).

Bradesco F - 43

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iii)     Loans and advances to customers impaired

	R$ thousand
	December 31
	2014	2013
Portfolio not yet due	13,310,390	13,846,057
Past due up to 60 days	3,814,291	3,289,750
Overdue between 61 and 90 days	1,487,221	1,409,151
Overdue for more than 90 days	12,228,886	11,253,674
Total	30,840,788	29,798,632

Loans and advances to customers impaired reached R$ 30,840,788 thousand and accounted for 8.8% of the total portfolio in 2014 (December 2013 - 9.2%).

By category

The following table presents the loans and advances impaired by category:

	R$ thousand
	December 31
	2014	2013
Credit card	4,709,358	4,162,214
Working capital	4,661,167	4,568,669
Personal credit	4,283,065	4,284,798
Vehicles – CDC (Direct consumer credit)	2,816,045	3,260,646
Onlending BNDES/Finame	1,293,028	1,104,328
Housing loans	1,375,115	1,068,800
Financing and export	832,621	1,402,790
Rural loans	746,489	545,747
Overdraft for individuals	702,665	591,717
Leasing	436,399	660,355
Overdraft for corporates	324,370	291,569
Others	8,660,466	7,856,999
Total	30,840,788	29,798,632

Renegotiated loans and advances

The total balance of “Loans and advances to customers impaired” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client’s actual payment capacity.

           F -44     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	December 31
	2014	2013
Renegotiated loans and advances at the beginning of the year	10,190,180	9,643,915
Additional renegotiated amounts, including interest	10,482,519	9,866,515
Payments received	(5,864,616)	(5,557,924)
Write-offs	(4,032,462)	(3,762,326)
Renegotiated loans and advances at the end of the year	10,775,621	10,190,180
Impairment of loans and advances	(7,239,474)	(6,826,663)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	3,536,147	3,363,517

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	67.2%	67.0%
Total renegotiated loans and advances as a percentage of the total loan portfolio	3.1%	3.1%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	1.1%	1.1%

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

Concentration of credit risk in loans and advances

	R$ thousand
	December 31
	2014	2013
Largest borrower	2.0%	0.7%
Ten largest borrowers	6.9%	5.3%
Twenty largest borrowers	10.0%	8.2%
Fifty largest borrowers	14.2%	12.9%
Hundred largest borrowers	17.8%	16.6%

All ranges presented increase in concentration in December 2014 compared to December 2013.

Bradesco F - 45

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	R$ thousand
	December 31
	2014	2013
Public sector	6,849,002	2,188,831
Federal	6,828,851	2,148,497
State	20,151	40,334
Private sector	342,347,679	321,790,737
Individuals	141,219,983	128,635,645
Industry	56,651,087	58,245,854
Commerce	43,024,256	45,979,578
Services	97,987,989	84,554,012
Agribusiness	3,464,364	4,375,648
Total portfolio	349,196,681	323,979,568
Impairment of loans and advances	(21,132,677)	(19,858,234)
Total of net loans and advances to customers	328,064,004	304,121,334

The portfolio's breakdown by sector of economic activity showed increase in most of the sectors that comprise it, highlighting the increased participation of “Public sector”, “Individuals” and “Services”.

Measurement of Credit Risk

Periodically, the Organization evaluates the existence of objective evidence of loss in the loans and advances portfolio, taking into account its historical experience of impairment losses and employing other methodologies to consider the customer' quality as well as the nature of the transaction including its guarantees for estimating the expected cash flows.

Initially, clients are classified as individually significant and individually non-significant. Following that initial classification, clients are evaluated on the basis of the existence of evidence of one or more objective loss events. As sometimes it may not be possible to identify a specific event that has caused a loss in the recoverable amount, the combined effects of several events are evaluated. In addition, loss events may be specific, that is, refer to only a particular client, such as payment defaults, renegotiation or bankruptcy event, or be collective and affect a group of assets as a result, for example, interest or exchange rate variations or a reduction in the activity level of one or more economic sectors.

For individually significant clients with specific objective evidences of impairment, the impairment loss is estimated by individual analysis, taking into account the future cash flows expected from each client, including the realization of guarantees associated with operations.

For individually non-significant clients with specific objective evidence of impairment, the, impairment loss is estimated using proprietary historic loss experience models which are based on observable information on the calculation date.

Clients showing no specific objective evidence of impairment losses, both individually significant and individually non-significant clients, are evaluated collectively using the Organization’s internal models based on collective parameters of loss identified and macroeconomic parameters of economic activity and default.

           F -46     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For collective evaluation, Probability of Default and Loss Given Default models, as well as the Loss Identification Period factor, are used.

Probability of Default (PD): determines the probability of default perceived by the Organization with respect to the customer, according to its internal evaluation model. This risk parameter is determined differently for each segment: retail models are quantitative, while wholesale models are both quantitative and qualitative (subjective).

Loss Given Default (LGD): refers to the percentage effectively lost after recovery efforts given the default of the contract, which is expressed as a percentage of exposure.

Loss Identification Period (LIP): interim period between the occurrence of the loss event in groups of collectively evaluated financial assets, significant and non significant, and its identification by the institution as being impaired.

Write-offs

Credits are written off in the consolidated statement of financial position against impairment of loans and advances when they are considered uncollectible or a permanent loss. Credit operations are normally written off when they are overdue for 180 to 360 days. Credit operations with remaining maturities of at least 36 months are written off when they are overdue for 360 to 540 days.

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collaterals include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft, machinery and equipment; receivables such as those arising from invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees and letters of credit.

Credit derivatives are bilateral agreements where one of the counterparties buys hedge against credit risk of a specific financial instrument and its risk is transferred to the selling counterparty. Usually, the latter receives a linear remuneration during the transaction’s effectiveness.

In the event of default, the counterparty who purchased the hedge will be paid, the purpose of which is to compensate for the impairment losses on the underlying financial instrument. In this case, the selling counterparty receives the underlying asset in exchange for the referred payment.

On December 31, 2014, the Organization had credit default swaps (CDS) with the following characteristics: (i) the amount of risk transferred under credit swaps whose underlying assets are “Brazilian government securities” is R$ (1,326,900) thousand; and (ii) the risk received from credit swaps whose underlying assets are “derivative with companies” is R$ 13,281 thousand, amounting to a total net credit risk value of R$ (1,313,619) thousand, with an effect on the calculation of required shareholders’ equity of R$ (71,519) thousand. We had no CDS contracts in 2013.

Bradesco F - 47

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization carries out operations involving credit derivatives to better manage its risk exposure and its assets. The contracts related to credit derivatives transactions described above are due in 2019. The mark-to-market of the protection rates that remunerates the counterparty that accepted the risk totaled R$ (4,434) thousand. There were no credit events, as defined in the agreements, during the year.

Offsetting of financial assets and liabilities

According to IFRS 7, the Bank must also present the amounts related to financial instruments subject to master netting agreements or similar agreements, which do not meet some or all of offsetting criteria from IAS 32. Similar agreements include the Global Derivative Agreements (CGD / ISDA) and the Global Master Repurchase Agreements (GMRA).

Part of the derivative financial instruments transacted by the Bank in environments that are not stock exchange, are executed through contracts CGD and ISDA (International Swaps and Derivatives  agreement), in Brazil and abroad.

The table below shows the offsetting of financial assets and liabilities:

	R$ thousand
	2014
	Net amount of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities purchased under agreements to resell	136,738,812	12,765	136,726,047
Derivatives	4,584,612	345,370	4,239,242

	R$ thousand
	2014
	Net amount of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities sold under repurchase agreements	219,359,890	12,765	219,347,125
Derivatives	3,315,573	345,370	2,970,203

           F -48     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	2013
	Net amount of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities purchased under agreements to resell	67,750,725	63,765	67,686,960
Derivatives	2,509,028	221,875	2,287,153

	R$ thousand
	2013
	Net amount of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities sold under repurchase agreements	185,055,358	63,754	184,991,604
Derivatives	1,826,382	221,875	1,604,507

3.2.  Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization’s financial assets and liabilities as its asset and liability transactions may have mismatched maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits independently monitored.

All transactions that expose the Organization to market risk are mapped, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

The risk management process relies on the participation of all levels of the Organization, from the business areas to the Board of Directors.

In compliance with the best Corporate Governance practices, to preserve and strengthen the management of market risk in the Organization, as well as to meet the requirements of Resolution nº 3.464/07, of the National Monetary Council (CMN), the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annuallly by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market and liquidity risks.

In addition to the policy, the Organization has specific rules to regulate the market risk management process, as follows:

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

Bradesco F - 49

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Use of Derivatives; and

•       Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process; it involves various areas, each with specific duties in the process, thereby ensuring an efficient structure. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Organization uses its internal market risk models to calculate regulatory capital requirements since January 2013. This process, approved by the Board of Directors, is also revised at least once a year by the Committees and the Board itself.

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk Management and Capital Allocation Committee, and then for approval by the Board of Directors. Based on the business’ characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all operations involving financial instruments, held-for-trading, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those destined for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The Trading Portfolio is monitored with the following limits:

•       Value at Risk (VaR);

•       Stress;

•       Income; and

•       Financial Exposure / Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Organization’s other businesses and their respective hedges.

The Banking Portfolio is monitored with the Interest rate risk limit.

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, VaR, Economic Value Equity (EVE) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. Using several methodologies to measure and evaluate risks is of great importance, because they can complement each other and their combination allows for analysis of different scenarios and situations.

Trading and Regulatory Portfolio

Trading Portfolio risks are controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of economic shocks and events that are financially unfavorable to the Organization’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Organization’s economists based on historical and prospective data for the risk factors in the portfolio.

           F -50     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus foreign currency and commodities exposures from the Banking Portfolio) and includes Gama and Vega risks of transactions carried out with options.

For calculation of volatilities and correlations is adopted a minimum window of 252 days.

The VaR models generally do not capture all the effects of risk factors on the value of positions and portfolios and may underestimate or overestimate potential losses. Thus, we highlight the following limitations on the Delta-Normal VaR model:

•        The premise of normality of the distribution of risk factors of returns can lead to an underestimation of losses, it is not always possible to observe this condition in financial series;

•        Not suitable for modeling risk portfolios that have representative positions in non-linear instruments, for example: options;

•        The use of historical data to calculate volatilities and correlations may not be efficient in estimating future events.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, ie, are not included in the market risk calculation.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is based on the EVE methodology, which measures the economic impact on the positions, according to scenarios prepared by the Organization’s economists, which are intended to determine positive and negative changes likely to occur in interest-rate curves applicable to investments and borrowings.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected for a period of 1 year. The difference between the values obtained for the portfolio will be EVE, that is, the interest-rate risk applicable to the Banking Portfolio.

To measure the Banking Portfolio interest rate risk, the early loan settlement premise is not used as this situation does not represent the total volume of operations. For demand and savings deposits with undetermined maturity, their historical behaviors and the possibility of maintaining them are studied. Thus, after all the deductions from demand and savings deposits, for example, the compulsory reserve held at Bacen, the remaining balance (free funds) is considered in accordance with the maturity flows of fixed-rate lending operations of the Financial Conglomerate.

Financial Instrument Pricing

To adopt the best market prices related to the assessment of financial instruments’ market value, the Market and Liquidity Risk Management Executive Committee (CEGRIMEL) established the Mark-to-Market Commission (CMM), which is responsible for approving or submitting mark-to-market models to GEGRIMEL. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the Commission and for the submission the matters to the CEGRIMEL for reporting or approval, whichever is the case.

Bradesco F - 51

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Whenever possible, the Bank adopts prices and quotes from the Securities, Commodities and Futures Exchange and the Secondary Markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments. These models are subject to the CMM approval procedure and are submitted to the Organization’s validation and assessment processes.

Mark-to-market criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury and Asset and Liability Management Executive Committee or the Product and Service Executive Committee and their pricing criteria must be defined by the CMM.

The following principles for the mark-to-market process are adopted by the Organization:

•          Commitment: the Organization is committed to ensuring that the prices used reflect the market value of the operations. Should information not be found, Bradesco uses its best efforts to estimate the market value of the financial instruments;

•          Frequency: the formalized mark-to-market criteria are applied on a daily basis;

•          Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the mark-to-market criteria;

•          Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Organization; and

•          Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation areas and by Regulatory Agencies.

In December 2014, the CMN Resolution 4,389 was published by Bacen which amended the CMN Resolution 4,277/13. These resolutions, to be complied with by June 30, 2015, establish the minimum procedures regarding the market value pricing of financial instruments and the application of prudential adjustments to these instruments. By following the procedures outlined above, Bradesco is already aligned with the guidelines in these resolutions guidelines, and any prudential adjustments will be booked, whenever necessary.

Independent Risk Model Validation

Bradesco uses models to manage and measure risks and capital, which are developed based on statistical, economic, financial and mathematical theories or expert knowledge, which support and facilitate the structuring of critical issues and enable standardization and fast decision-making.

The independent validation process identifies, mitigates and controls the model risk. Model risk arises from the potential for adverse consequences resulting from decisions based on incorrect or obsolete models. The independent validation process checks whether the models adequately attend their defined objectives, and whether the results obtained are appropriate to be used for the purpose they were created. Validation is carried out through the application of a strict series of tests that addresses the appropriateness of processes, governance and the development of the models and their assumptions. The results are reported to the managers, Internal Audit, and the Internal Control, Compliance and Integrated Risk and Capital Allocation Management Committees.

In order to achieve its objective, the area carries out activities that allow the development and constant improvement of the tests included in the test program. The test programs are specific for each type of model and are classified into six dimensions, grouped into qualitative and quantitative types:

           F -52     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Qualitative

- Scope of the Model: scope of application of the model that includes the objective of each type of risk, the companies exposed to this type of risk exposure, books, products, segments, channels, etc.;

- Applicability of the Model: includes the definition and reasonability of the use of the model’s factors and the flow and timeliness of information in the decision-making process; and

- Technological Environment and Data Consistency: structure of systems and controls involved in the model calculations and the overall process in which the model is inserted. It also includes data consistency, which takes into consideration the effectiveness of version and access controls, backup procedures, traceability, changes in parameters, data quality, system contingency and automated controls.

•       Quantitative

- Measurement System: risk measurement procedure that includes the definition, application and internal validation of the method, including methodology, assumptions, parameters, calculation routine, input data and results;

- Stress Test: measurement procedure to quantify the variations in the amounts estimated by the model in extreme, historical and plausible, prospective scenarios of the variables affecting it; and

- Backtesting: statistic procedure used to assess the model by comparing the amounts estimated by the model and the amounts observed within a previously defined period. It includes methodological, formalization and utilization aspects for model improvement.

The responsibility for executing the independent validation process, that includes the analysis and the assessment of models, belongs to the Independent Model Validation Area (AVIM). AVIM’s validation process uses structures that are already implemented and embedded in the Organization to avoid overlapping tasks.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the Integrated Risk Control Department, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, positions are discussed once a week by the Executive Treasury and Asset and Liability Management Committee, which evaluates results and risks and discusses strategies. Both the governance process and existing limits are ratified by the Integrated Risk and Capital Allocation Management Committee and submitted to approval of the Board of Directors, which are revised at least once a year.

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

Bradesco F - 53

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reports are complemented by an alert system, which determines the addressees of risk reports according to the usage percentage of the limits, therefore, the higher the risk limit consumption, the greater the number of Senior Management members that receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of operations and the use of derivatives by the Treasury Department, the Organization created specific rules that were approved by the competent Committees.

The hedge operations executed by the Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books. The objective of the hedge must be to:

•       control and alter the books to ensure compliance with the current risk and exposure limits;

•       alter, modify or revert positions due to changes in the market and to operational strategies; or

•       reduce or mitigate exposures to operations in inactive markets, in conditions of stress or of low liquidity.

Standardized and “Continuous Use” Derivatives

The Treasury Department may use standardized (traded on an exchange) and “continuous use” (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section we present the evolution of financial exposure, the VaR calculated using the internal  model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio

	R$ thousand
Risk Factors	December 31
	2014		2013
	Assets	Liabilities	Assets	Liabilities
Fixed rate	45,180,176	84,966,113	156,803,699	202,995,592
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	10,132,364	3,943,431	10,792,336	8,031,461
Forex Coupon	7,558,990	5,179,851	16,646,887	18,029,444
Foreign Currency	19,449,097	20,028,084	17,726,601	18,899,620
Equities	296,396	1,022	198,852	130
Sovereign / Eurobonds and Treasuries	12,055,852	9,473,734	8,847,031	4,298,277
Other	606,845	53,738	1,293,999	139,364
Total at the end of the year	95,279,720	123,645,973	212,309,405	252,393,888

           F -54     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

VaR Internal Model –Trading Portfolio

In line with the characteristics of the trading portfolio and our other publications, we now present the VaR using a horizon of 1 day, which is the basis for the calculation of regulatory capital requirements and is used in the process of market risk management in which, as a way to improve our analysis and controls, it is adjusted for the liquidity risk of the positions. VaR with a horizon of 1 day is also used to assess the adherence of the adopted model (backtesting), which influences the regulatory capital required. Moreover, because of the tax consequences that a possible negative outcome might bring, the amounts presented are net of tax effects.

The 1-day VaR net of tax effects in 2014 was slightly less than the end of 2013, showing no large variation in the period, however, the average VaR in 2014 was considerably lower than in the year 2013.

Risk Factors	R$ thousand
	December 31
	2014	2013
Fixed rate	20,368	18,626
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	10,495	15,158
Forex Coupon	6,048	4,999
Foreign Currency	8,640	10,387
Equities	3,737	475
Sovereign / Eurobonds and Treasuries	5,526	6,310
Others	1,995	1,055
Correlation / Diversification Effect	(20,260)	(16,068)
VaR at the end of the year	36,549	40,942

Average VaR in the year	36,356	102,676
Minimum VaR in the year	16,090	16,116
Maximum VaR in the year	56,896	264,305

 Note: 1-day VaR and net of tax effects.

Bradesco F - 55

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

VaR Internal Model – Regulatory Portfolio

Since January 2013 Bradesco uses its internal market risk models, which had already been in use by the Organization’s management, to assess regulatory capital requirements1 for all risk factors and all companies of the Organization. This capital is calculated based on the Regulatory Portfolio, which comprises the Trading Portfolio and the Foreign Exchange Exposure and the Commodities Exposure of the Banking Portfolio, through the use of the normal delta VaR model (complemented by the Gama and Vega risks of options operations). It is worth noting that risk value is extrapolated to the regulatory horizon2 (at least ten days) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

	R$ mil
Risk Factors	December 31
	2014		2013
	VaR	Stressed	VaR	Stressed
Interest rate	96,136	211,451	110,043	235,648
Exchange rate	60,771	102,805	57,508	139,680
Commodity price (Commodities)	2,103	3,836	1,600	3,715
Equities	15,821	16,706	4,406	5,629
Correlation / Diversification Effect	(40,471)	(53,131)	(26,312)	(49,235)
VaR at the end of the year	134,360	281,667	147,245	335,437

Average VaR in the year	142,015	271,875	340,648	653,795
Minimum VaR in the year	55,350	146,052	61,605	143,623
Maximum VaR in the year	201,431	346,826	835,434	1,404,577

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Brazilian Central Bank Circular Letters 3,646/13 and 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and the multiplier.

VaR Internal Model – Backtesting

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exception accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Organization, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

The methodology applied and current statistical models are continuously assessed using backtesting techniques, which compare the VaR, with one-day maintenance period, and the hypothetical result obtained from these same positions as well as and with the actual result  which also considers the changes in positions during the day for which VaR was estimated.

The hypothetical daily result of the last 250 business days exceeded VaR with a 99% confidence level on five occassions, while the effective result exceeded VaR on six occassions, i.e. within the limits defined in the statistic tests applied to the model, confirming its consistency.

1 According to Brazilian Central Bank Circular Letters 3,646 and 3,674, capital requirement accounts for the maximum between 90% of Brazilian Central Bank’s standard model and the internal model used by the Bank, during the first year of adoption of the market risk internal model, as of the date the Bank was authorized to adopt it, and the maximum between 80% of Brazilian Central Bank’s standard model and the internal model used by the Bank, as of the second year of adoption of the internal model;

2 The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Brazilian Central Bank, is adopted; and

           F -56     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The exceptions were mainly due to the significant increase in uncertainties, as the fall in commodity prices, the crisis in Russia, uncertainty about the pace of recovery in the global economy and fluctuations in exchange rates and increasing inflation in the local market as mentioned above in the “Market Risk Analysis” section. According to the document published by the Basel Committee on Banking Supervision3, exceptions are classified as being due to “either bad luck or the markets did not behave as expected by the model”, i.e. volatility was significantly higher than expected and, in certain situations, the correlations differed from those forecast by the model.

The graphs below show the Regulatory Book 1-day VaR and the hypothetical and effective results obtained on a daily basis.

Graph I – VaR vs. Hypothetical Result

Note: points located below the line represent exceptions of the VaR statistical model used.

3 Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements (January 1996).

Bradesco F - 57

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Graph II – VaR vs. Effective results

Note: points located below the line represent exceptions of the VaR statistical model used.

Stress Analysis – Trading Portfolio

The Organization also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of -/diversification between the risk factors and the tax effects, the average of the possible loss estimates in a stress situation was R$ 384,415 thousand in 2014 (2013 – R$ 713,611 thousand), and the maximum estimated loss during the year was R$ 542,079 thousand (2013 – R$ 1,436,759 thousand).

	R$ thousand
	December 31
	2014	2013
At the end of the year	437,960	479,183
Average in the year	384,415	713,611
Minimum in the year	162,252	144,869
Maximum in the year	542,079	1,436,759

Note: Values net of tax effects.

Sensitivity Analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule no 475/08.

Note that the impact on the financial exposures held in the Banking Portfolio (notably interest rates and price indexes) does not necessarily represent a potential accounting loss for the Organization because a portion of loans held in the Banking Portfolio are financed by demand and/or savings deposits, which are “natural hedges” for future variations in interest rates, moreover, interest rate variations in this book do not have a material impact on the Institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also impact the linked technical reserves.

           F -58     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading and Banking Portfolio

		R$ thousand
		Trading & Banking Portfolios (1)
		December 31, 2014			December 31, 2013
			Scenario			Scenario
Risk Factors	Definition	1	2	3	1	2	3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(6,653)	(2,026,998)	(3,924,153)	(7,177)	(1,942,202)	(3,739,065)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(9,382)	(1,370,926)	(2,568,347)	(14,665)	(2,100,989)	(3,876,937)
Forex Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(526)	(57,069)	(106,625)	(371)	(49,769)	(91,023)
Foreign Currency	Exposures subject to the FX variation	(7,430)	(142,382)	(272,480)	(11,161)	(253,210)	(482,709)
Equities	Exposures subject to the variation of share prices	(17,898)	(447,446)	(894,892)	(22,002)	(550,045)	(1,100,090)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(898)	(40,715)	(79,422)	(764)	(50,300)	(96,883)
Others	Exposures that do not match the previous definitions	(1,100)	(28,795)	(57,591)	(397)	(9,939)	(19,877)
Total without correlation		(43,887)	(4,114,331)	(7,903,510)	(56,537)	(4,956,454)	(9,406,584)
Total with correlation		(32,947)	(3,412,335)	(6,546,331)	(39,608)	(4,078,197)	(7,698,477)

(1)      Values net of taxes.

Bradesco F - 59

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below we present the sensitivity analysis of the Trading Portfolio, which contains the exposures that could have a material impact on the Organization’s results, . Note that results show the impact for each scenario on a static portfolio position. However, the market is highly dynamic which results in continuous changes in these positions. Moreover, as previously mentioned, the Organization has an on-going process of market risk management, which constantly seeks to adjust positions to mitigate related risks according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in a certain position. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		December 31, 2014			December 31, 2013
		Scenario			Scenario
Risk Factors	Definition	1	2	3	1	2	3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(1,171)	(366,067)	(712,658)	(1,161)	(314,600)	(610,764)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(569)	(80,643)	(157,231)	(714)	(101,267)	(196,397)
Forex Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(435)	(47,993)	(89,385)	(378)	(51,033)	(93,293)
Foreign Currency	Exposures subject to the FX variation	(3,418)	(85,185)	(170,367)	(6,050)	(148,787)	(297,318)
Equities	Exposures subject to the variation of share prices	(651)	(16,264)	(32,529)	(920)	(23,008)	(46,016)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(574)	(29,250)	(56,730)	(590)	(43,582)	(83,593)
Others	Exposures that do not match the previous definitions	(1,121)	(27,687)	(55,374)	(20)	(505)	(1,010)
Total without correlation		(7,939)	(653,089)	(1,274,274)	(9,833)	(682,782)	(1,328,391)
Total with correlation		(5,250)	(434,142)	(843,678)	(7,434)	(509,080)	(991,248)

(1)    Values net of taxes.

           F -60     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1:   Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$ 2.65 a scenario of R$ 2.67 was used, while for a 1-year fixed interest rate of 12.96%, a 12.97% scenario was applied;

Scenario 2:   25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 2.65 a scenario of R$ 3.31 was used, while for a 1-year fixed interest rate of 12.96%, a 16.20% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3:  50% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 2.65 a scenario of R$ 3.97 was used, while for a 1-year fixed interest rate of 12.96%, a 19.44% scenario was applied; The scenarios for other risk factors also account for 50% stresses in the respective curves or prices.

3.3.  Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution not being able to trade a position at market price due to its high amount when compared to the usually traded volume or due to some market discontinuation.

The understanding and monitoring of this risk are crucial to enable the Organization to settle operations in a timely manner.

Management Process for Liquidity Risk

The management of liquidity risk is a group-wide process. This process involves several areas with specific responsibilities that guarantee an efficient structure. The measurement and control of liquidity risk are conducted in a centralized and independent manner, including the daily monitoring of available funds, the compliance with the minimum liquidity level and the contingency plan for stress situations.

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to set out the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. The policy and controls established fully comply with CMN Resolution 4,090/12.

As part of the criteria and procedures approved, the Organization defines the minimum daily liquidity reserve and the types of assets eligible to be included in the available resources. It also establishes the instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case.

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

Bradesco F - 61

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The liquidity risk is monitored at the Treasury and Asset and Liability Management Executive Committee, which monitors the mismatches in maturities and currencies. The monitoring is also conducted by the Market and Liquidity Risk Management Executive Committee, the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

Internal Communication

In the process of liquidity risk management, reports are distributed daily to the areas involved in management and control, as well as to Management. This process includes the use of several analysis instruments to monitor liquidity, such as:

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

The liquidity risk management process also has an alert system that selects the appropriate reporting level according to the percentage of the established limit utilized. Thus, the higher the risk limit consumption, the higher the number of Senior Management members who receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousand
	December 31, 2014
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	156,597,215	12,476,450	61,952,803	63,523,273	6,008,538	300,558,279
Deposits from customers	139,924,613	11,547,029	14,673,694	55,221,182	268,807	221,635,325
Funds from securities issued	3,627,093	7,153,234	38,964,220	53,581,427	3,097,228	106,423,202
Subordinated debt	330,835	40,805	2,882,799	37,186,527	12,149,375	52,590,341
Total liabilities	300,479,756	31,217,518	118,473,516	209,512,409	21,523,948	681,207,147

           F -62     IFRS – International Financial Reporting Standards – 2014

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

The previous table shows the undiscounted contractual cash flows of the to financial liabilities of the Organization. The cash flows that the Organization estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

The gross cash outflows presented in the previous table refer to the undiscounted contractual cash flow related to the financial liability.

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

Undiscounted cash flows for derivatives

All the derivatives of the Organization are settled at net value, and include:

•      Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and

•      Interest rate derivatives – interest rate swaps, foward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

Bradesco F - 63

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

	R$ thousand
	December 31, 2014
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	383,410	115,965	447,568	1,722,738	438,477	3,108,158
Non-deliverable forwards	820,776	83,641	79,565	34,450	-	1,018,432
• Purchased	448,725	3,609	6,546	2,028	-	460,908
• Sold	372,051	80,032	73,019	32,422	-	557,524
Premiums of options	133,098	-	-	-	-	133,098
Total of derivative liabilities	1,337,284	199,606	527,133	1,757,188	438,477	4,259,688

	R$ thousand
	December 31, 2013
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	159,165	119,719	185,764	614,416	536,146	1,615,210
Non-deliverable forwards	219,827	113,222	60,343	47,631	16,675	457,698
• Purchased	81,522	6,254	13,265	170	-	101,211
• Sold	138,305	106,968	47,078	47,461	16,675	356,487
Premiums of options	91,547	4,296	106,973	19,208	-	222,024
Total of derivative liabilities	470,539	237,237	353,080	681,255	552,821	2,294,932

           F -64     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	December 31, 2014
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity
Assets
Cash and balances with banks	65,430,300	-	-	-	-	-	65,430,300
Financial assets held for trading	12,528,462	10,329,874	3,821,167	27,391,862	10,116,311	14,310,635	78,498,311
Financial assets available for sale	48,622,441	2,805,961	1,094,808	20,491,801	42,117,479	5,829,244	120,961,734
Investments held to maturity	251,847	-	-	2,957,798	21,861,386	-	25,071,031
Assets pledged as collateral	134,356,223	2,348,240	44,883	8,554,067	7,309,276	-	152,612,689
Loans and advances to banks	59,578,452	5,994,985	1,922,751	5,478,431	-	-	72,974,619
Loans and advances to customers	42,439,356	79,341,613	52,377,146	128,976,162	24,929,727	-	328,064,004
Other financial assets (1)	18,835,255	178,155	126,040	7,911,000	695,425	-	27,745,875
Total financial assets	382,042,336	100,998,828	59,386,795	201,761,121	107,029,604	20,139,879	871,358,563

Liabilities
Deposits from banks	156,090,148	51,898,510	18,295,238	48,706,320	4,950,011	-	279,940,227
Deposits from customers (2)	140,005,267	19,522,530	5,655,603	44,848,105	-	-	210,031,505
Financial liabilities held for trading	1,587,956	336,416	247,455	910,999	232,747	-	3,315,573
Funds from securities issued	3,193,907	25,211,737	18,296,364	36,970,980	1,357,411	-	85,030,399
Subordinated debt	182,774	773,767	1,905,575	23,771,494	9,188,056	-	35,821,666
Insurance technical provisions and pension plans (2)	119,595,531	2,731,627	887,115	23,344,947	-	-	146,559,220
Other financial liabilities (3)	31,269,551	5,571,072	2,479,528	404,715	-	-	39,724,866
Total financial liabilities	451,925,134	106,045,659	47,766,878	178,957,560	15,728,225	-	800,423,456

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

           F -66     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, on the reporting date:

	R$ thousand
	December 31, 2014
	Current	Non-current	Total
Assets
Total financial assets	542,427,959	328,930,604	871,358,563
Non-current assets held for sale	1,006,461	-	1,006,461
Investments in associated companies	-	3,983,780	3,983,780
Property and equipment	-	4,700,518	4,700,518
Intangible assets and goodwill	-	7,529,915	7,529,915
Taxes to be offset	2,406,727	3,723,464	6,130,191
Deferred income tax assets	-	28,388,183	28,388,183
Other assets	4,485,318	2,868,087	7,353,405
Total non-financial assets	7,898,506	51,193,947	59,092,453
Total assets	550,326,465	380,124,551	930,451,016

Liabilities
Total financial liabilities	605,737,671	194,685,785	800,423,456
Other provisions	5,589,526	8,274,875	13,864,401
Current income tax liabilities	3,602,333	-	3,602,333
Deferred income tax liabilities	-	808,178	808,178
Other liabilities	29,080,272	380,571	29,460,843
Total non-financial liabilities	38,272,131	9,463,624	47,735,755
Total equity	-	82,291,805	82,291,805
Total liabilities and equity	644,009,802	286,441,214	930,451,016

	R$ thousand
	December 31, 2013
	Current	Non-current	Total
Assets
Total financial assets	428,250,373	355,199,656	783,450,029
Non-current assets held for sale	832,546	-	832,546
Investments in associated companies	-	3,392,847	3,392,847
Property and equipment	-	4,501,967	4,501,967
Intangible assets and goodwill	-	8,220,739	8,220,739
Taxes to be offset	922,917	4,370,199	5,293,116
Deferred income tax assets	-	25,661,079	25,661,079
Other assets	4,144,441	2,804,850	6,949,291
Total non-financial assets	5,899,904	48,951,681	54,851,585
Total assets	434,150,277	404,151,337	838,301,614

Liabilities
Total financial liabilities	531,534,041	193,231,849	724,765,890
Other provisions	1,531,647	12,220,930	13,752,577
Current income tax liabilities	3,082,976	-	3,082,976
Deferred income tax liabilities	-	799,824	799,824
Other liabilities	23,023,496	773,925	23,797,421
Total non-financial liabilities	27,638,119	13,794,679	41,432,798
Total equity	-	72,102,926	72,102,926
Total liabilities and equity	559,172,160	279,129,454	838,301,614

Bradesco F - 67

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.4.  Fair value of financial assets and liabilities

The Organization applies IFRS 13 for financial instruments measured in the consolidated statement of financial position at fair value, which requires disclosure of fair-value measurements according to the following fair-value hierarchy of fair value measurement:

•       Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•       Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

•       Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts.

To fair value securities which have no consistent, regulatory updated, public price source,  Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of marked-to-market assets, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its level 3 assets and liabilities.

           F -68     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

R$ thousand

	December 31, 2014
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	33,361,270	1,653,447	189	35,014,906
Corporate debt and marketable equity securities	6,140,460	-	4,192,257	10,332,717
Bank debt securities	12,021,814	-	3,883,495	15,905,309
Mutual funds	12,336,964	-	-	12,336,964
Foreign governments securities	68,397	-	-	68,397
Brazilian sovereign bonds	418,561	-	-	418,561
Financial assets held for trading	64,347,466	1,653,447	8,075,941	74,076,854
Derivative financial instruments	1,682,609	2,738,848	-	4,421,457
Derivative financial instruments (liabilities)	(133,004)	(3,182,569)	-	(3,315,573)
Derivatives	1,549,605	(443,721)	-	1,105,884
Brazilian government securities	70,075,922	-	73,115	70,149,037
Corporate debt securities	1,849,728	-	39,517,045	41,366,773
Bank debt securities	2,227,430	-	1,127,349	3,354,779
Brazilian sovereign bonds	261,901	-	-	261,901
Marketable equity securities and other stocks	5,642,776	-	186,468	5,829,244
Financial assets available for sale	80,057,757	-	40,903,977	120,961,734
Brazilian government securities	8,352,929	-	-	8,352,929
Corporate debt securities	3,661,955	-	-	3,661,955
Bank debt securities	3,858,993	-	-	3,858,993
Interbank liquidity investments	136,738,812	-	-	136,738,812
Assets pledged as collateral	152,612,689	-	-	152,612,689
Total	298,567,517	1,209,726	48,979,918	348,757,161

Bradesco F - 69

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand

December 31, 2013

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	46,847,215	-	253	46,847,468
Corporate debt and marketable equity securities	6,753,756	-	11,132,686	17,886,442
Bank debt securities	15,837,616	-	4,350,208	20,187,824
Mutual funds	8,426,678	-	-	8,426,678
Foreign governments securities	235,083	-	-	235,083
Financial assets held for trading	78,100,348	-	15,483,147	93,583,495
Derivative financial instruments	141,336	2,367,692	-	2,509,028
Derivative financial instruments (liabilities)	(187,677)	(1,638,705)	-	(1,826,382)
Derivatives	(46,341)	728,987	-	682,646
Brazilian government securities	28,897,492	-	88,193	28,985,685
Corporate debt securities	5,181,185	-	25,877,171	31,058,356
Bank debt securities	1,766,313	-	82,974	1,849,287
Brazilian sovereign bonds	64,586	-	-	64,586
Marketable equity securities and other stocks	5,643,098	-	237,399	5,880,497
Financial assets available for sale	41,552,674	-	26,285,737	67,838,411
Brazilian government securities	45,995,453	-	1,597,019	47,592,472
Corporate debt securities	1,939,437	-	-	1,939,437
Bank debt securities	453,231	-	-	453,231
Brazilian sovereign bonds	4,360	-	-	4,360
Interbank liquidity investments	67,750,725	-	-	67,750,725
Assets pledged as collateral	116,143,206	-	1,597,019	117,740,225
Total	235,749,887	728,987	43,365,903	279,844,777

Derivative Assets and Liabilities

The Organization´s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from BM&FBovespa (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those that are not are classified as Level 2.

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

Derivatives that are valued based on mainly unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy. Level 3 derivatives include credit default swaps relating to corporate debt securities.

           F -70     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2014 and 2013:

	R$ thousand
	Financial assets held for trading	Net derivatives (1)	Financial assets available for sale	Assets pledged as collateral	Total
Balance on December 31, 2012	29,683,083	18,526	7,234,402	1,510,600	38,446,611
Included in the statement of income and other comprehensive income	2,547,555	-	(304)	123,646	2,670,897
Acquisitions, issuances and sales (1)	(16,673,091)	-	19,051,639	(37,227)	2,341,321
Transfer levels	(74,400)	(18,526)	-	-	(92,926)
Balance on December 31, 2013	15,483,147	-	26,285,737	1,597,019	43,365,903
Included in the statement of income and other comprehensive income	1,182,719	-	3,177,784	326,944	4,687,447
Acquisitions, issuances and sales	(8,526,685)	-	11,637,651	(262,057)	2,848,909
Transfer levels	(63,240)	-	(197,195)	(1,661,906)	(1,922,341)
Balance on December 31, 2014	8,075,941	-	40,903,977	-	48,979,918

(1)         In 2013, R$ 13,811,260 thousand assets measured at level 3 were reclassified, from the category of "trading securities" to "available for sale".

In 2014, there was a transfer of securities from Level 3 to other levels of classification, mainly for  level 2 in the amount R$ 1,922,341 thousand. The transfer refers, basically, to Brazilian government securities, which were based on the fair value obtained from internal pricing models. In 2014, the fair value of these financial instruments was calculated based on observable market data.

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2014, 2013 and 2012:

	R$ thousand
	Year ended December 31, 2014
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Assets pledged as collateral	Total
Interest and similar income	1,169,354	-	3,719,015	244,964	5,133,333
Net trading gains/(losses) realized and unrealized	13,365	-	(541,231)	81,980	(445,886)
Total	1,182,719	-	3,177,784	326,944	4,687,447

	R$ thousand
	Year ended December 31, 2013
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Assets pledged as collateral	Total
Interest and similar income	2,499,220	-	1,067,146	264,920	3,831,286
Net trading gains/(losses) realized and unrealized	48,335	-	(1,067,450)	(141,274)	(1,160,389)
Total	2,547,555	-	(304)	123,646	2,670,897

Bradesco F - 71

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2012
	Financial assets held for trading	Net derivatives	Financial assets available for sale	Assets pledged as collateral	Total
Interest and similar income	2,462,474	-	782,702	(81,955)	3,163,221
Net trading gains/(losses) realized and unrealized	(62,653)	(28,828)	468,394	381,430	758,343
Total	2,399,821	(28,828)	1,251,096	299,475	3,921,564

The tables below show the gains/(losses) due to the changes in fair value, including the realized and unrealized gains and losses, recorded in the statement of income for Level 3 assets and liabilities, which were not settled during the years 2014, 2013 and 2012:

	R$ thousand
	Year ended December 31, 2014
	Financial assets held for trading	Net derivatives	Assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	(32,104)	-	79,710	47,606
Total	(32,104)	-	79,710	47,606

	R$ thousand
	Year ended December 31, 2013
	Financial assets held for trading	Net derivatives	Assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	36,768	-	(142,011)	(105,243)
Total	36,768	-	(142,011)	(105,243)

	R$ thousand
	Year ended December 31, 2012
	Financial assets held for trading	Net derivatives	Assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	29,365	(28,828)	230,884	231,421
Total	29,365	(28,828)	230,884	231,421

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	December 31, 2014
	Impact on income (1)			Impact on shareholders’ equity (1)
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest rate in BRL	(28)	(8,412)	(16,168)	(4,506)	(986,617)	(1,766,138)
Price indices	(181)	(25,777)	(48,804)	(873)	(122,229)	(228,411)
Foreign currency coupon	(11)	(703)	(1,392)	-	-	-
Foreign currency	(564)	(14,110)	(28,220)	-	-	-
Equities	-	-	-	(1,119)	(27,970)	(55,940)

           F -72     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	December 31, 2013
	Impact on income (1)			Impact on shareholders’ equity (1)
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest rate in BRL	(66)	(18,520)	(34,907)	(1,949)	(427,185)	(764,175)
Price indices	(110)	(15,890)	(29,602)	(776)	(112,631)	(209,840)
Foreign currency coupon	(18)	(1,067)	(2,112)	-	-	-
Foreign currency	(747)	(18,666)	(37,333)	-	-	-
Equities	-	-	-	(1,424)	(35,610)	(71,220)

(1)Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1:   Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$ 2.65 a scenario of R$ 2.67 was used, while for a 1-year fixed interest rate of 12.96%, a 12.97% scenario was applied;

Scenario 2:   25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 2.65 a scenario of R$ 3.31 was used, while for a 1-year fixed interest rate of 12.96%, a 16.20% scenario was applied. The scenarios for other risk factors also had 25% stresses in the respective curves or prices; and

Scenario 3:  50% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 2.65 a scenario of R$ 3.97 was used, while for a 1-year fixed interest rate of 12.96%, a 19.44% scenario was applied; The scenarios for other risk factors also had 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

R$ thousand

	December 31, 2014
	Fair Value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets
Held to maturity	27,141,530	-	-	27,141,530	25,071,031
Loans and receivables
• Banks (1)	-	72,974,619	-	72,974,619	72,974,619
• Customers (1)	-	-	326,701,918	326,701,918	328,064,004

Financial liabilities
Deposits from banks	-	-	279,875,143	279,875,143	279,940,227
Deposits from customers	-	-	209,623,317	209,623,317	210,031,505
Funds from securities issued	-	-	85,190,081	85,190,081	85,030,399
Subordinated debt	-	-	35,890,227	35,890,227	35,821,666

Bradesco F - 73

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand

	December 31, 2013
	Fair Value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets
Held to maturity	24,545,038	-	-	24,545,038	23,069,026
Loans and receivables
• Banks (1)	-	78,719,723	-	78,719,723	78,719,723
• Customers (1)	-	-	303,332,602	303,332,602	304,121,334

Financial liabilities
Deposits from banks	-	-	243,223,362	243,223,362	243,100,373
Deposits from customers	-	-	215,869,434	215,869,434	216,218,057
Funds from securities issued	-	-	58,007,208	58,007,208	57,883,068
Subordinated debt	-	-	36,232,216	36,232,216	35,885,003

                            (1)  Amounts of loans and receivables are presented net of the provision for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

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

The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

Held to maturity

Investments held to maturity are carried at amortized cost. Fair values are estimated according to the assumptions described on Note 2 (e). See Note 22 for further details regarding the amortized cost and fair values of held-to-maturity securities.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued

The carrying values of funds from securities issued approximate the fair values of these instruments.

           F -4     IFRS – International Financial Reporting Standards – 2014

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

The Organization manages capital involving the control and business areas in accordance with the guidelines laid down by the Board of Executive Officers and the Board of Directors. In line with the strategic guidelines, the Bank draws up a capital plan and identifies contingency measures to be taken into consideration in stress scenarios in order to ensure a suitable level of capital to deal with the risks faced by the Organization and which are sufficient to maintain the managerial limits and margins approved by the Board of Directors.

The governance of capital management and the internal capital adequacy assessment process (ICAAP) structures are composed of the Committees and has the Board of Directors as the maximum deliberative body. Within this structure, we highlight the role of the Planning, Budget and Control Department, whose mission is to provide support in the preparation and execution of the corporate strategy, manage the financial performance model and monitor the Organization’s efficiency and efficacy. It provides senior management with capital needs analysis and projections, identifying threats and opportunities that contribute to sufficiency planning, optimizing the efficient use and allocation of capital, in addition to being responsible for complying with the provisions of Bacen regarding capital management activities.

Capital Adequacy

This process is followed up daily to ensure that the Organization maintains a solid capital base to support its operations and to cover the risks incurred, either in normal situations or in extreme market conditions, besides complying with regulatory requirements.

Bradesco F - 75

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

According to the Central Bank, financial institutions are required to permanently maintain capital and additional Common Equity Tier I compatible with the risks from their activities, represented by Risk-Weighted Asset (RWA), which is calculated taking into consideration, at least, the sum of the following portions:

Where:

RWACPAD: portion referring to exposures to credit risk;

RWAMPAD: portion referring to exposures to market risk subject to calculation of capital requirement upon standardized approach, through the addition of the following portions:

RWAJUR: portion referring to exposures subject to interest rate variation;

RWAACS: portion referring to exposures subject to share price variation;

RWACOM: portion referring to exposures subject to commodity price variation; and

RWACAM: portion referring to exposures of gold, in foreign currency and assets subject to foreign exchange variation.

RWAMINT: portion referring to market risk exposures subject to calculation of capital requirement upon internal model; and

RWAOPAD: portion referring to calculation of required capital to operational risk.

Additionally, the Organization must maintain enough capital to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk), calculated using the EVE (Economic Value Equity) method.

           F -76     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity (PR)

Below is the detailed financial information to calculate the Reference Equity of the Organization. This is based on the consolidated statement of financial position as of  December 31, 2014 and 2013 prepared in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate under Brazilian Central Bank. Brazilian Central Bank monitors the capital sufficiency of the Organization using the Consolidated Financial Entities’ numbers in which all financial subsidiaries are consolidated. If the Reference Equity of the Organization was calculated according to numbers prepared under IFRS, the results could be different from those presented.

Calculation basis – Capital Adequacy Ratio	R$ thousand
	Capital Adequacy Ratio (Basel III)
	December 31
	2014	2013
	Financial (1)
Tier I capital	77,198,803	70,808,081
Common Equity tier I	77,198,803	70,808,081
Shareholders’ equity	81,508,250	70,939,802
Non-controlling interests	-	197,679
Prudential adjustments (1)	(4,309,447)	(329,400)
Tier II capital	21,405,720	24,995,582
Subordinated debt (1)	21,405,720	24,995,582
Capital (a)	98,604,523	95,803,663

- Credit risk	544,797,829	526,108,312
- Market risk	21,435,660	27,333,949
- Operational risk	30,979,716	23,334,834
Risk-weighted assets – RWA (b)	597,213,205	576,777,095

Capital adequacy ratio (a / b)	16.5%	16.6%
Tier I capital	12.9%	12.3%
Common equity	12.9%	12.3%
Tier II capital	3.6%	4.3%

(1)     Pursuant to CMN Resolution 4192/13.

Bradesco F - 77

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Breakdown of Risk-Weighted Assets (RWA)

Below is the detailed comparison of the risk-weighted assets (RWA) of the Consolidated Financial Entities:

RWA	R$ thousand
	December 31
	2014	2013
	Financial
Credit risk	544,797,828	526,108,312
Risk Weight of 0%	-	-
Risk Weight of 2%	147,754	164,902
Risk Weight of 20%	2,024,991	2,089,759
Risk Weight of 35%	4,995,128	3,838,175
Risk Weight of 50%	8,175,758	14,188,644
Risk Weight of 75%	130,444,268	86,169,445
Risk Weight of 85%	101,542,404	103,386,347
Risk Weight of 100%	257,528,910	254,155,343
Risk Weight of 150%	-	26,308,590
Risk Weight of 250%	28,949,551	21,664,484
Risk Weight of 300%	10,745,990	13,984,068
Risk Weight of 909,09%	243,074	158,555
Market Risk (1)	21,435,661	27,333,949
Fixed-rate in Reais	6,932,576	14,551,235
Foreign Currency Coupon	6,990,281	5,055,992
Price Index Coupon	6,244,313	5,858,574
Equities	445,602	668,968
Commodities	320,739	256,629
Exposure to Gold, Foreign Currencies and Exchange(2)	5,861,064	7,234,079
Operational Risk	30,979,716	23,334,834
Corporate Finance	1,075,605	919,411
Trading and Sales	5,611,414	4,630,427
Retail	4,771,800	4,567,047
Commercial	13,215,216	7,555,971
Payment and Settlement	3,679,832	3,328,513
Financial Agent Services	1,514,018	1,250,968
Asset Management	1,031,478	989,138
Retail Brokerage	80,353	93,359
Total Risk Weighted Assets	597,213,205	576,777,095
Total Capital Requirement	65,693,452	63,445,480
Banking Portfolio's Interest Rate Risk	3,528,879	3,737,893

1-      To calculate the portion concerning Market Risk, capital requirements will be the greater between of the amount determined using the internal model and 80% of the standard model, according to Bacen Circular Letter 3646/13.

The Organization ended the year of 2014 with total Risk-Weighted Assets of R$ 597,213,205 thousand  in the Consolidated Financial Entities, an increase of R$ 20,436,110 thousand (3.5%) from 2013.

The risk-weighted assets for credit risk increased by R$ 18,689,516 thousand (3.5%), mainly due to increases in loan operation (retail), TVM, derivatives and interbank liquidity investments. This year, market risk RWA totaled R$ 21,435,661 thousand, representing a decrease of R$ 5,898,288 thousand (-21.6%) compared to December 2013, driven mainly by the fall in the fixed-rate in reais component. For the regulatory capital requirement, 80% of the standard model was used, as established by Bacen Circular Letter 3,674/13, as internal model RWA was R$ 21,104,780 thousand. With regards to operational risk, RWA amounts to R$ 30,979,716 thousand, an increase of R$ 7,644,882 thousand (32.8%) compared to December 2013. Capital requirement for interest rate risk in the Banking Portfolio was R$ 3,528,879 thousand, down R$ 209,014 thousand (-5.6%) compared to December 2013.

           F -78     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Follow-up of Basel Index and Margin

The Capital Adequacy Ratio (Basel) is an international indicator defined by the Basel Committee on Bank Supervision, which recommends a minimum ratio of 8% between capital and risk-weighted assets. In Brazil, in December 2014 the current minimum required ratio was 11% for Total Capital, 5.5% for Tier I Capital and 4.5% for Common Equity Tier I, according to the regulations in effect (CMN Resolutions 4,192/13 and 4,193/13).

	R$ thousand
	December 31
	2014	2013
	Financial
Total Capital	98,604,523	95,803,662
Tier I	77,198,803	70,808,081
Common Equity Tier I	77,198,803	70,808,081
Total Capital Requirement	65,693,453	63,445,480
Margin(1) (Capital Buffer)	32,911,070	32,358,182
Capital Adequacy Ratio	16.5%	16.6%
Tier I Ratio	12.9%	12.3%
Common Equity Tier I Ratio	12.9%	12.3%

(1) Lower margin between Total Capital, Tier I Capital and Common Equity Tier I, and the respective amounts of Capital for each vision.

Capital Sufficiency

The management of capital is aligned with the strategic planning and is forward looking, anticipating any changes in the economic and commercial environment conditions in which we operate.

The Capital Management Methodology aims to ensure on a continuous basis a solid capital base to support the Organization’s development of its activities and ensure appropriate coverage for all risk exposures. An important component of this methodology is the managerial capital margin (management buffer), which is added to the minimum regulatory requirements (Total Capital, Tier I and Common Equity Tier I).

The management buffer is defined according to the leading practices and regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory models.

It is approved by the Board of Directors as part of the Organization's risk appetite. Presently, it corresponds to 27% of the minimum regulatory capital requirement (11%).

The Organization’s regulatory capital sufficiency can be seen by calculating the capital adequacy ratio which,at the end of this reporting period was 16.51%, of which 12.93% was Tier I and Common Equity Tier I. In terms of margin, the amount totaled R$ 32,911,070 thousand, which would allow for an increase of up to R$ 356,147,786 thousand in loan operations (Retail).

Bradesco F - 79

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Capital Forecast

The capital management and Internal Capital Adequacy Assessment Process (ICAAP) area is responsible for carrying out the Organization’s capital simulations and forecasts, considering prospective variations and trends that are aligned with strategic guidelines, the business environment and the impacts arising from the regulations. The results obtained are submitted for the assessment of Senior Management, as established by the applicable governance framework.

The forecasts show a reduction of Total Capital, Tier I and Common Equity Tier I mainly due to the utilization of the phasing factors applied to prudential adjustments, regulated by Article 11 of CMN Resolution 4,192/13 and composition of Capital Tier II.

The projected capital indexes are above the minimum regulatory requirements and therefore, within appropriate confidence levels, should be sufficient to support any material risks incurred.

Simulation - Basel III

Based on Basel III rules published by Bacen in March and October 2013, which include the definition of capital and the expansion of risks in scope and are being gradually implemented through to 2019, below is a simulation based on strategic assumptions for the Financial Consolidated Entities. This takes into consideration the full compliance with the rules on the reference date of December 2014, i.e., anticipating all the impacts expected throughout the implementation schedule set out in to CMN Resolution 4,192/13. For the scope of the Consolidated Prudential, which comes into effect from January 2015, the simulations made by Organization have not presented significant impacts.

           F -80     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Basel III – Impact Study

(1)    Projection based on December 2014.

3.6.  Insurance risk/subscription risk

Insurance risk is the risk  related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. A component of insurance risk is underwriting risk, which arises from an adverse economic situation not matching the Organization's expectations at the time of drafting its underwriting policy and calculating insurance premiums. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Organization's estimates.

Underwriting risk is managed by our technical areas. Underwriting and risk acceptance policies are periodically evaluated by working groups. In addition, one of the main tasks of our technical areas is to develop an internal model for calculating additional capital based on underwriting risk.

Uncertainties over estimated future claim payments

The organization must indemnify all covered events that occurred during the policy period, even if a loss is discovered after coverage ends. As a result, claims are reported over a period and a significant portion of these claims are accounted for in the provisions for incurred and but not reported claims (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

Asset and liability management (ALM)

The organization periodically analyzes future cash flows on assets and liabilities held in portfolio (ALM - Asset Liability Management). The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company's future commitments to its participants and insured persons.

Bradesco F - 81

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk management by product

Monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims); and (iii) asset and liability management (ALM). In addition, the LAT (Liability Adequacy Test) is performed semi-annually, in order to corroborate the adequacy of the technical provisions recorded, considering premises which reflect the reality of the in-force business.

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

Generally the property insurance underwritten is of short duration.

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

Property insurance risk management

The Organization monitors and evaluates risk exposure and undertakes the development, implementation and revision of guidelines related to underwriting, treatment of claims, reinsurance and constitution of technical provisions. The implementation of these guidelines and the management of these risks are supported by the technical departments of each risk area.

The Technical Departments have developed mechanisms, e.g. risk grouping by CPF, CNPJ and risky addresses, that identify, quantify and manage accumulated exposures in order to keep them within the limits defined in the internal guidelines.

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

           F -82     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The risks associated with life insurance and private pension plans include:

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

•      Longevity risks are carefully monitored in relation to the most recent data and to the trends in the environments in which the Organization and its subsidiaries and associated companies operate. Management monitors exposure to this risk and the capital implications of it in order to manage the possible impacts, as well as to ensure that business has the capital that it may require. The adminstration adopts improvement assumptions in its calculation of technical provisions in order  to predict and thus be covered for possible impacts generated by the improvement in life expectancy of the insured/assisted population;

•      Mortality and morbidity risks are partially mitigated through reinsurance contracts for catastrophes;

•      Persistency risks are managed through frequent monitoring of the experience when compared to market information. Management has also defined rules on the management and monitoring of persistence and the implementation of specific initiatives to improve the renewal of policies that expire; and

•      The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

Health Insurance

Risks associated with health insurance:

•      Variations in cause, frequency and severity of indemnities of claims compared to expectations;

•      Unforeseen claims resulting from isolated risk;

•      Incorrect pricing or inadequate subscription of risks; and

Bradesco F - 83

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•       Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Management of health-insurance risk

•      The Organization monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the technical areas;

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

•      Persistency risk is managed through the frequent management of the Insurer’s experience in comparison with market information. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies;

•      The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels; and

•      Interest-rate risk is monitored as a part of market risk.

Results of sensitivity analysis

Life with Survival and Welfare Coverage and Individual Life Insurance

The sensitivity analysis was performed considering the same methodology used in the LAT test with variation in the assumptions listed below:

Sensitivity factor	Description of sensitivity factor applied
Interest rate	Effect of lowering the risk free forward yield curve rate
Loss events	Impact on the business of increased loss events and claims
Longevity	Impact of an improved survival estimates on annuity contracts
Conversion to income	Impact on annuity contracts of a higher rate of conversion to income

	R$ thousand
	December 31, 2014
	Interest rate	Longevity	Conversion to income
Percentage adjustment to each assumption:	-5%	+0.002%	+5percentage points
PGBL and VGBL (contributing period)	(107,787)	(30,597)	(33,164)
Tradicional plans (contributing period)	(107,819)	(41,448)	(26,122)
All plans(retirement benefit period)	(74,500)	(25,283)	-
Individual life	(8,829)	8,314	-
Total	(298,935)	(89,014)	(59,286)

The sensitivity scenarios were also applied for individual life insurance considering the variations noted above but this did not identified any additional value in addition of those already constituted that could affect shareholders’ equity and results of the year.

           F -84     IFRS – International Financial Reporting Standards – 2014

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

	R$ thousand
	Gross of reinsurance		Net of reinsurance
	December 31		December 31
	2014	2013	2014	2013
Auto	(22,032)	(18,634)	(22,032)	(18,634)
RE (Elementary branch)	(8,197)	(7,840)	(6,713)	(6,676)
Life	(20,776)	(20,741)	(20,677)	(20,604)
Health	(71,896)	(58,234)	(71,896)	(58,234)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are managed and controlled. Additionally, the Organization’s financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of sensitivity analyses include the use of hypothetical market trends to show potential risk, which only poses Managements views of possible changes affecting markets in the near future in ways that cannot be predicted with any certainty, as well as the premise that interest rates vary in the same way across the curve.

Risk concentration

Potential exposures are monitored by analyzing concentration in certain type of insurance. The table below shows risk concentration by type of insurance (except capitalization and health), based on net premiums, net of reinsurance:

Net premiums written by type of insurance, net of reinsurance	R$ thousand
	December 31
	2014	2013
Auto	4,117,048	3,068,620
Other	1,477,949	1,361,584
Tradicional plans	1,705,576	1,610,780
Life insurance	4,814,010	4,401,497
VGBL	20,044,929	18,722,928
PGBL	2,019,104	1,973,394

Bradesco F - 85

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit risk of insurance

Credit risk consists of the possible incurrence of losses associated with non-performance, by the borrower or counterparty, of its financial obligations according to agreed terms, as well as the fall in value of any credit agreement as a result of deterioration in the risk classification of the borrower, and other losses related to any non-performance of financial obligations by the counterparty.

Reinsurance policy

Credit risk is involved in purchasing reinsurance and insurance companies must be conservative and selective when choosing their partnersReinsurers are registered with SUSEP, and classified as local, admitted or occasional. Reinsurers classified as admitted and occasional, headquartered abroad, must meet specific minimum requirements set forth in current legislation.

The Bradesco Organization’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the executive board, which, in addition to the minimum legal requirements and regulations, follows certain other parameters when choosing these partners, to minimize the credit risk inherent in these transactions, such as requiring a minimum rating of A- from S&P – Standard & Poor´s (or equivalent) and a value of shareholder equity consistent with amounts transferred. Another important aspect of managing reinsurance operations is the fact that the Organization aims to work within its contractual capacity, thereby avoiding frequent purchase of coverage and higher exposures to credit risk.

The value of premiums transferred in reinsurance is relatively small in relation to total premiums written. However, almost all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, a significant part of the treaty reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in management's judgment, reduces our credit risk.

Managing credit risk

Credit-risk management in the Organization is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysi of operations to preserve the integrity and independence of processes.

Risk management includes monitoring exposure to credit risk of individual counterparties through their credit ratings determined by risk rating agencies such as Fitch Ratings, Standard & Poor's, and Moody's.

As noted above, credit risk is managed at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, duly assessed by the risk management structures of Organization, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Regarding reinsurance operations, the Organization purchases reinsurance operations from a restricted group of reinsurers with IRB-Brasil receiving most treaty contracts and all facultative contracts. According to the rating agencies provided in Brazilian law, such reinsurers have their credit risk classificated as low and the classificationof  IRB-Brasil, issued by A.M.Best, is A-.

           F -86     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Organization is exposed to concentration risk with individual reinsurers, due to the nature of the reinsurance market and the restricticted universe of reinsurers that have acceptable credit ratings. The Organization’s policy for managing exposure of to reinsurance counterparties is to restrict the reinsurers that may be used, and to regularly assess the impact of reinsurer default.

4)     Estimates and judgments

The Organization makes estimates and assumptions that affect the reported amount of assets and liabilities within the next financial year. All estimates and assumptions required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based on the historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and assumptions that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next financial year are disclosed below. The actual results may be different from those established by these estimates and premises.

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets held for trading, including derivatives and financial assets classified as available for sale. The fair value of a financial instrument is the price that woud be received to sell an asset or paid to transfer a liability in an orderly transaction between market participant at the management date.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. For instruments classified as level 3, we have to apply a significant amount of our own judgment in arriving at the fair value measurements. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 3.4.

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

Allowance for impairment on loans and advances

Periodically, the Organization reviews its portfolio of loans and advances evaluating the estimated loss for the impairment of its operations.

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

The Organization uses models to assist analysis of the loan portfolio and in determining what impairment should be made. It applies statistical loss factors and other risk indicators to loan pools with similar risk characteristics to arrive at an estimate of incurred losses in the portfolio. Although the models are frequently revised and improved, they are by nature dependent on judgment in relation to  the information and estimates. In addition, the volatility of the Brazilian economy is one of the factors that may lead to greater uncertainty in our models than would be expected in more stable macroeconomic environments. Accordingly, our allowance for impairment may not be indicative of future charge-offs.

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) on the allowance. In this assessment an increase in 10% of the PD on December 31, 2014, would have increased the allowance for impairment by R$ 247,699 thousand. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the defaults have on determining the allowance for loan losses.

The process to determine the level of provision for losses from impairment requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

           F -88     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Impairment of goodwill

The Organization has to consider at least annually whether the current carrying value of goodwill is impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

Income tax

The determination of the amount of our income tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes. Our assessment of the possibility that deferred tax assets are realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The realization of deferred tax assets is subject to changes in future tax rates and developments in our strategies. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

In addition, we have monitored the interpretation of tax laws by, and decisions of, the tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period. For additional information about income tax, see Note 17.

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 2(n). These benefits are computed using assumptions of mortality, morbidity, lapse, investment performance, inflation and expense. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

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

Bradesco F - 89

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The following information regarding the segments was prepared based on reports provided to our key management to evaluate performance and make decisions related to the allocation of funds for investments and other purposes. Our key management uses a range of information, including financial information, which is in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, and non-financial information measured on different bases. Hence, the segment information demonstrated in the table below was prepared under the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank and the total amounts, which correspond to the consolidated financial statements were demonstrated under IFRS, as issued by IASB.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

Information by operating segment, reviewed by the Organization and corresponding to the years 2014, 2013 and 2012, is shown below:

	R$ thousand
	Year ended December 31, 2014
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	43,034,717	4,556,146	2,454,904	50,045,767
Net fee and commission income	17,570,839	1,557,352	(2,388,935)	16,739,256
Net gains/(losses) on financial instruments classified as held for trading	(1,833,589)	(255,485)	156,071	(1,933,003)
Net gains/(losses) on financial instruments classified as available for sale	(296,545)	(728,720)	33,371	(991,894)
Net gains/(losses) on foreign currency transactions	(1,244,680)	-	-	(1,244,680)
Net income from insurance and pension plans	-	5,410,749	1,096	5,411,845
Operating income/(loss)	(3,374,814)	4,426,544	190,538	1,242,268
Impairment of loans and advances	(10,432,347)	-	140,961	(10,291,386)
Personnel expenses	(12,460,644)	(1,197,272)	(9,723)	(13,667,639)
Other administrative expenses	(12,578,064)	(1,118,542)	725,085	(12,971,521)
Depreciation and amortization	(2,749,282)	(244,442)	61,037	(2,932,687)
Other operating income/(expenses)	(8,914,747)	(850,149)	(458,187)	(10,223,083)
Operating expense	(47,135,084)	(3,410,405)	459,173	(50,086,316)
Income before income taxes and equity in the earnings of associates	10,095,658	7,129,637	715,680	17,940,975
Equity in the earnings of associates	1,220,810	169,431	(425)	1,389,816
Income before income taxes	11,316,468	7,299,068	715,255	19,330,791
Income tax and social contribution	(771,896)	(2,843,493)	(298,924)	(3,914,313)
Net income for the year	10,544,572	4,455,575	416,331	15,416,478
Attributable to controlling shareholders	10,532,724	4,354,752	427,467	15,314,943
Attributable to non-controlling interest	11,848	100,823	(11,136)	101,535
Total assets	872,867,916	181,949,261	(124,366,161)	930,451,016
Investments in asssociates	2,735,360	1,176,844	71,576	3,983,780
Total liabilities	790,229,118	161,403,921	(103,473,828)	848,159,211

           F -90     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2013
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	41,600,095	5,589,989	2,110,399	49,300,483
Net fee and commission income	15,639,215	1,264,869	(2,404,402)	14,499,682
Net gains/(losses) on financial instruments classified as held for trading	(4,073,466)	(1,914,579)	197,956	(5,790,089)
Net gains/(losses) on financial instruments classified as available for sale	(3,880,575)	(2,526,016)	305,809	(6,100,782)
Net gains/(losses) on foreign currency transactions	(1,120,880)	-	27,283	(1,093,597)
Net income from insurance and pension plans	-	6,932,616	1,064	6,933,680
Operating income/(loss)	(9,074,921)	2,492,021	532,112	(6,050,788)
Impairment of loans and advances	(9,731,376)	-	107,506	(9,623,870)
Personnel expenses	(11,200,617)	(1,092,479)	(61,322)	(12,354,418)
Other administrative expenses	(12,068,420)	(1,102,065)	1,018,948	(12,151,537)
Depreciation and amortization	(2,625,748)	(180,381)	65,299	(2,740,830)
Other operating income/(expenses)	(6,156,686)	(966,999)	(498,555)	(7,622,240)
Operating expense	(41,782,847)	(3,341,924)	631,876	(44,492,895)
Income before income taxes and equity in the earnings of associates	6,381,542	6,004,955	869,985	13,256,482
Equity in the earnings of associates	1,031,280	31,151	256	1,062,687
Income before income taxes	7,412,822	6,036,106	870,241	14,319,169
Income tax and social contribution	789,516	(2,253,451)	(369,096)	(1,833,031)
Net income for the year	8,202,338	3,782,655	501,145	12,486,138
Attributable to controlling shareholders	8,195,099	3,692,531	508,290	12,395,920
Attributable to non-controlling interest	7,239	90,124	(7,145)	90,218
Total assets	768,059,393	160,295,583	(90,053,362)	838,301,614
Investments in associates	2,254,356	1,068,210	70,281	3,392,847
Total liabilities	696,187,324	143,112,952	(73,101,588)	766,198,688

Bradesco F - 91

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2012
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	39,181,426	3,124,512	1,079,785	43,385,723
Net fee and commission income	13,885,450	1,233,278	(2,397,988)	12,720,740
Net gains/(losses) on financial instruments classified as held for trading	1,095,588	(6,689)	1,021,213	2,110,112
Net gains/(losses) on financial instruments classified as available for sale	(455,476)	2,418,373	(66,923)	1,895,974
Net gains/(losses) on foreign currency transactions	(1,589,833)	-	502,238	(1,087,595)
Net income from insurance and pension plans	-	1,411,996	1,020	1,413,016
Operating income/(loss)	(949,721)	3,823,680	1,457,548	4,331,507
Impairment of loans and advances	(10,925,404)	-	(525,979)	(11,451,383)
Personnel expenses	(10,586,643)	(1,017,702)	45,343	(11,559,002)
Other administrative expenses	(11,592,512)	(932,226)	720,749	(11,803,989)
Depreciation and amortization	(1,459,721)	(114,214)	(914,247)	(2,488,182)
Other operating income/(expenses)	(10,350,581)	(375,446)	2,051,849	(8,674,178)
Operating expense	(44,914,861)	(2,439,588)	1,377,715	(45,976,734)
Income before income taxes and equity in the earnings of associates	7,202,294	5,741,882	1,517,060	14,461,236
Equity in the earnings of associates	752,353	108,302	119,557	980,212
Income before income taxes	7,954,647	5,850,184	1,636,617	15,441,448
Income tax and social contribution	(273,930)	(2,196,399)	(1,619,425)	(4,089,754)
Net income for the year	7,680,717	3,653,785	17,192	11,351,694
Attributable to controlling shareholders	7,672,233	3,591,743	27,594	11,291,570
Attributable to non-controlling interest	8,484	62,042	(10,402)	60,124
Total assets	750,410,472	153,695,571	(104,565,419)	799,540,624
Investments in associates	1,587,922	1,089,644	443,820	3,121,386
Total liabilities	679,490,290	133,940,353	(85,236,409)	728,194,234

(1)       Other operation represents less than 1% of total assets/liabilities and the net income for the year.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2014, we have a branch in New York, and one branch in Grand Cayman, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europe S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bram US LLC (New York), Bradesco Securities UK Limited (London), Bradesco Services Co., Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% or more of the Organization’s income in the period of 2014, 2013 e 2012.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

           F -92     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)     Net interest income

	R$ thousand
	Years ended December 31
	2014	2013	2012
Interest and similar income
Loans and advances to banks	8,709,828	8,899,968	6,791,429
Loans and advances to customers:
- Loan operations	54,584,854	48,961,763	47,382,917
- Leasing transactions	555,551	683,657	1,080,916
Financial assets:
- For trading	9,357,339	7,872,493	7,816,181
- Available for sale	9,537,105	7,740,512	6,434,573
- Held to maturity	2,870,674	603,768	589,835
Pledged as collateral	13,953,796	12,770,916	9,090,234
Compulsory deposits with the Central Bank	4,277,351	3,110,877	3,808,229
Other financial interest income	46,598	38,671	37,540
Total	103,893,096	90,682,625	83,031,854

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(86,232)	(63,268)	(48,529)
- Funding in the open market	(19,161,452)	(16,671,777)	(11,758,260)
- Borrowings and onlending	(1,821,103)	(1,937,991)	(2,349,470)
Deposits from customers:
- Savings accounts	(5,440,263)	(4,112,323)	(3,623,935)
- Time deposits	(6,441,317)	(5,828,956)	(7,555,947)
Funds from securities issued	(6,689,844)	(3,646,584)	(3,439,688)
Subordinated debt	(3,787,060)	(3,132,915)	(2,884,331)
Technical insurance and pension plans	(10,420,058)	(5,988,328)	(7,985,971)
Total	(53,847,329)	(41,382,142)	(39,646,131)

Net interest income	50,045,767	49,300,483	43,385,723

Bradesco F - 93

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)     Net fee and commission income

	R$ thousand
	Years ended December 31
	2014	2013	2012
Fee and commission income
Credit cards	5,479,230	4,871,774	4,002,174
Current accounts	4,015,897	3,601,736	3,237,888
Collections	1,565,709	1,471,005	1,301,843
Guarantees	1,013,082	920,433	776,684
Fund management	1,168,787	838,320	842,767
Consortium management	880,373	722,462	613,234
Underwriting	636,407	568,401	516,556
Custody and brokerage services	520,290	510,785	482,883
Collection of taxes, utility bills and similar	371,874	352,928	318,495
Interbank fee	39,643	46,672	31,250
Other	1,068,688	631,207	633,357
Total	16,759,980	14,535,723	12,757,131

Fee and commission expenses
Financial system services	(20,724)	(36,041)	(36,391)
Total	(20,724)	(36,041)	(36,391)

Net fee and commission income	16,739,256	14,499,682	12,720,740

8)     Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Years ended December 31
	2014	2013	2012
Fixed income securities	(1,828,178)	(4,344,885)	4,027,119
Derivative financial instruments	(1,503,052)	(1,842,833)	(2,303,169)
Equities	1,398,227	397,629	386,162
Total	(1,933,003)	(5,790,089)	2,110,112

9)     Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Years ended December 31
	2014	2013	2012
Fixed income securities (1)	(358,321)	(5,821,894)	2,761,028
Equities (2)	(929,353)	(468,754)	(982,738)
Dividends received	295,780	189,866	117,684
Total	(991,894)	(6,100,782)	1,895,974

(1)    In 2013, includes the effect of the sale of  of the securities described in the footnote 2 of the statements of equity totaling R$ 6,117,649 thousand; and

(2)    Includes impairment losses of R$ 1,214,770 thousand in 2014, R$ 402,085 thousand in 2013 and R$ 1,170,038 thousand in 2012.

10)  Net gains/(losses) on foreign currency transactions

Net gains and losses on foreign currency transactions primarily consists of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

           F -94     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Net income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2014	2013	2012
Premiums written	47,745,885	42,226,410	37,899,360
Supplemental pension plan contributions	3,724,762	3,584,290	3,273,485
Coinsurance premiums ceded	(135,728)	(154,125)	(198,281)
Premiums returned	(525,895)	(543,779)	(500,468)
Net premiums	50,809,024	45,112,796	40,474,096
Reinsurance premiums	(354,041)	(225,581)	(297,351)
Premiums retained from insurance and pension plans	50,454,983	44,887,215	40,176,745

Changes in the provision for insurance	(21,801,154)	(18,737,974)	(19,975,166)
Changes in the provision for private pension plans	(2,207,020)	(1,263,833)	(3,350,935)
Changes in the insurance technical provisions and pension plans	(24,008,174)	(20,001,807)	(23,326,101)

Reported indemnities	(18,318,200)	(15,448,699)	(13,311,414)
Claims expenses	(194,870)	(295,432)	(142,206)
Recovery of ceded coinsurance	75,128	49,011	132,065
Recovery of reinsurance	138,514	194,185	292,659
Salvage recoveries	329,868	246,751	229,207
Changes in the IBNR provision	(174,128)	(230,507)	(324,144)
Retained claims	(18,143,688)	(15,484,691)	(13,123,833)

Commissions on premiums	(1,905,332)	(1,630,312)	(1,535,764)
Recovery of commissions	21,876	16,896	21,794
Fees	(1,095,816)	(828,659)	(730,423)
Brokerage expenses - private pension plans	(216,557)	(246,443)	(199,358)
Changes in deferred commissions	304,553	221,481	129,956
Selling expenses for insurance and pension plans	(2,891,276)	(2,467,037)	(2,313,795)

Net income from insurance and pension plans	5,411,845	6,933,680	1,413,016

12)  Impairment of loans and advances

	R$ thousand
	Years ended December 31
	2014	2013	2012
Loans and advances:
Impairment losses	(14,514,898)	(14,202,896)	(15,332,059)
Recovery of credits charged-off as loss	3,924,514	3,640,014	2,986,639
Reversal of impairment	298,998	939,012	894,037
Total	(10,291,386)	(9,623,870)	(11,451,383)

Bradesco F - 95

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Personnel expenses

	R$ thousand
	Years ended December 31
	2014	2013	2012
Salaries	(6,051,522)	(5,654,705)	(5,350,695)
Benefits	(2,787,651)	(2,572,877)	(2,415,768)
Social charges	(2,344,062)	(2,194,667)	(2,065,325)
Employee profit sharing	(1,235,912)	(1,094,204)	(1,012,986)
Provision for labor disputes	(1,112,906)	(719,003)	(588,858)
Training	(135,586)	(118,962)	(125,370)
Total	(13,667,639)	(12,354,418)	(11,559,002)

14)  Other administrative expenses

	R$ thousand
	Years ended December 31
	2014	2013	2012
Third party services	(3,906,581)	(3,722,757)	(3,458,649)
Communications	(1,383,228)	(1,480,119)	(1,557,453)
Data processing	(1,087,503)	(1,072,253)	(917,522)
Rent	(838,843)	(782,179)	(740,219)
Transportation	(756,472)	(811,428)	(850,504)
Financial system	(772,099)	(732,520)	(657,271)
Advertising, promotions and public relations	(826,462)	(708,476)	(714,473)
Maintenance and conservation of assets	(628,363)	(608,501)	(559,713)
Security and surveillance	(556,705)	(492,060)	(425,464)
Materials	(329,489)	(299,152)	(313,341)
Advances to FGC (Deposit Guarantee Association)	(308,360)	(296,618)	(290,702)
Water, electricity and gas	(233,551)	(220,785)	(249,886)
Travel	(147,566)	(132,359)	(133,856)
Other	(1,196,299)	(792,330)	(934,936)
Total	(12,971,521)	(12,151,537)	(11,803,989)

15)  Depreciation and amortization

	R$ thousand
	Years ended December 31
	2014	2013	2012
Amortization expenses	(1,876,298)	(1,722,591)	(1,452,947)
Depreciation expenses	(1,056,389)	(1,018,239)	(1,035,235)
Total	(2,932,687)	(2,740,830)	(2,488,182)

           F -96     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2014	2013	2012
Expenses with taxes other than income tax	(3,926,682)	(3,749,328)	(3,800,303)
Legal provision	(1,267,557)	(1,101,059)	(788,992)
Changes in monetary liabilities	(346,369)	(626,834)	(823,960)
Income from sales of non-current assets, investments, and property and equipment, net (1)	(362,101)	(220,400)	584,318
Other (2)	(4,320,374)	(1,924,619)	(3,845,241)
Total	(10,223,083)	(7,622,240)	(8,674,178)

(1)    Includes in 2012, gain on sale of Serasa shares of R$ 793,360 thousand; and

(2)    Includes in 2013, (i) the effect of the reversal of provision previously recorded, relating to the adhesion to the tax liability installment and cash payment program, in the amount of R$ 1,949,763 thousand;and (ii) impairment losses in the amount of R$ 104,606 thousand (2012 - R$ 581,436 thousand).

17)  Income tax and social contribution

a)      Calculation of income tax and social contribution charges

	R$ mil
	Years ended December 31
	2014	2013	2012
Income before income tax and social contribution	19,330,791	14,319,169	15,444,672
Total income tax and social contribution charges at rates of 25% and 15%, respectively	(7,732,316)	(5,727,668)	(6,177,869)
Effect of additions and exclusions in the tax calculation:
Equity in results of associates	555,926	425,075	392,085
Foreign exchange variations	1,792,271	1,320,106	726,799
Non-deductible expenses net of non-taxable income	(141,937)	325,697	(503,065)
Interest on equity (paid and payable)	1,438,003	1,289,620	1,304,523
Prior-period tax credits (Nota 16 (2))	-	462,270	-
Effect of social contribution rate differences (1)	216,285	155,517	169,518
Other	(42,545)	(83,648)	(1,745)
Income tax and social contribution for the period	(3,914,313)	(1,833,031)	(4,089,754)
Effective rate	20.23%	12.80%	26.48%

(1)  Relates to the differential of rate of social contribution between financial entities (15%) and non financial subsidiaries (9%). See Note 2(w).

Bradesco F - 97

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2014	2013	2012
Current taxes:
Income tax and social contribution due	(6,959,862)	(5,814,188)	(6,574,502)
Deferred taxes:
Net Addition/(realization) of temporary differences	2,555,080	1,163,367	2,556,708
Use of initial balances from:
Negative social contribution losses	(347,426)	(130,336)	(151,741)
Income tax loss	(546,943)	(208,823)	(178,052)
Prior-period tax credits
Temporary additions (Note 16(2))	-	462,270	-
Addition on:
Negative social contribution losses	589,644	1,181,492	150,667
Income tax loss	795,194	1,513,187	107,166
Total deferred tax expense	3,045,549	3,981,157	2,484,748
Income tax and social contribution	(3,914,313)	(1,833,031)	(4,089,754)

c)      Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2013	Additions	Realization	Balance on December 31, 2014
Provisions of impairment of loans and advances	14,718,480	6,408,907	3,748,497	17,378,890
Provision for contingencies	4,701,558	1,642,152	1,613,368	4,730,342
Adjustment to market value of securities	716,814	242,196	312,488	646,522
Others	2,773,263	2,034,900	2,098,722	2,709,441
Total tax assets on temporary differences	22,910,115	10,328,155	7,773,075	25,465,195
Income tax and social contribution losses in Brazil and abroad	4,036,530	1,384,838	894,369	4,526,999
Adjustment to market value of available for sale	710,311	541,635	903,349	348,597
Social contribution - MP 2158-35 (change in tax law)	140,197	-	26,414	113,783
Total deferred tax assets (1)	27,797,153	12,254,628	9,597,207	30,454,574
Deferred tax liabilities (1)	2,935,897	675,757	737,085	2,874,569
Net deferred taxes (1)	24,861,256	11,578,871	8,860,122	27,580,005

           F -98     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2012	Additions	Realization	Balance on December 31, 2013
Provisions of impairment of loans and advances	11,593,783	5,551,441	2,426,744	14,718,480
Provision for contingencies	7,322,501	1,315,488	3,936,431	4,701,558
Adjustment to market value of securities	426,468	306,747	16,401	716,814
Others	1,941,727	1,734,551	903,015	2,773,263
Total tax assets on temporary differences	21,284,479	8,908,227	7,282,591	22,910,115
Income tax and social contribution losses in Brazil and abroad	1,681,009	2,694,680	339,159	4,036,530
Adjustment to market value of available for sale	-	710,311	-	710,311
Social contribution - MP 2158-35 (change in tax law)	140,842	-	645	140,197
Total deferred tax assets (1)	23,106,330	12,313,218	7,622,395	27,797,153
Deferred tax liabilities (1)	8,284,468	368,784	5,717,355	2,935,897
Net deferred taxes (1)	14,821,862	11,944,434	1,905,040	24,861,256

 (1)  Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position when related to income taxes levied by the same authority and are related to the same taxable entity. The offset in 2014, was R$ 2,066,391 thousand (2013 – R$ 2,136,074 thousand).

d)      Expected realization of tax assets on temporary differences, income tax and social contribution losses and special social contribution assets

	R$ thousand
	Temporary differences		Income tax and Social contribution losses		Social contribution - MP 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2015	3,300,551	1,954,267	214,215	237,944	80,528	5,787,505
2016	3,282,043	1,944,952	440,596	260,766	32,733	5,961,090
2017	3,217,727	1,899,260	749,266	443,499	522	6,310,274
2018	2,573,657	1,520,332	1,026,230	747,131	-	5,867,350
2019	3,699,236	2,073,170	19,274	388,078	-	6,179,758
Total	16,073,214	9,391,981	2,449,581	2,077,418	113,783	30,105,977

e)      Deferred tax liabilities

	R$ thousand
	December 31
	2014	2013
Timing differences of depreciation – finance leasing	784,378	1,340,059
Adjustment to market values of financial assets	239,129	(709,344)
Judicial deposit and others	1,851,062	1,594,871
Total	2,874,569	2,225,586

Bradesco F - 99

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)       Income tax and social contribution on adjustments recognized directly in equity

				R$ thousand
	December 31, 2014			December 31, 2013			December 31, 2012
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	730,372	(289,194)	441,178	(12,544,423)	5,014,296	(7,530,127)	7,679,798	(3,061,838)	4,617,960
Exchange differences on translations of foreign operations	3,681	(1,473)	2,208	50,839	(20,335)	30,504	46,196	(18,479)	27,717
Total	734,053	(290,667)	443,386	(12,493,584)	4,993,961	(7,499,623)	7,725,994	(3,080,317)	4,645,677

           F -100     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

18)  Earnings per share

a)     Basic earnings per share

The calculation of basic earnings per share was calculated based on the weighted average number of ordinary and preferred shares outstanding, as shown in the calculations below:

	Years ended December 31
	2014	2013	2012 (1)
Net earnings attributable to the Organization’s ordinary shareholders (R$ thousand)	7,302,215	5,908,906	5,380,105
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	8,012,728	6,487,014	5,911,465
Weighted average number of ordinary shares outstanding (thousands)	2,100,738	2,100,738	2,100,833
Weighted average number of preferred shares outstanding (thousands)	2,095,584	2,096,607	2,098,472
Basic earnings per share attributable to ordinary shareholders of the Organization (in Reais)	3.48	2.81	2.56
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	3.82	3.09	2.82

(1)    All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 11, 2013, in the proportion of one new share for every 10 shares held.

b)    Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

19)  Cash and balances with banks

a) Cash and balances with banks

	R$ thousand
	December 31
	2014	2013
Cash in local currency	10,800,176	9,104,904
Cash in foreign currency	3,705,112	2,964,374
Restricted deposits with the Brazilian Central Bank (1)	50,924,906	55,380,989
Others	106	96
Total	65,430,300	67,450,363

(1)   Compulsory deposits with the Brazilian Central Bank refer to a minimum balance that financial institutions must maintain at the Brazilian Central Bank based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

	R$ thousand
	December 31
	2014	2013
Cash in local currency	10,800,176	9,104,904
Cash in foreign currency	3,705,112	2,964,374
Short-term interbank investments (1)	190,166,087	105,628,613
Others	106	96
Total	204,671,481	117,697,987

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

Bradesco F - 101

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

20)  Financial assets and liabilities held for trading

a) Financial assets held for trading

	R$ thousand
	December 31
	2014	2013
Financial assets
Brazilian government securities	35,014,906	46,847,468
Bank debt securities	15,905,309	20,187,824
Corporate debt and marketable equity securities	10,332,717	17,886,442
Mutual funds	12,336,964	8,426,678
Brazilian sovereign bonds	418,561	-
Foreign governments securities	68,397	235,083
Derivative financial instruments	4,421,457	2,509,028
Total	78,498,311	96,092,523

Maturity

	R$ thousand
	December 31
	2014	2013
Maturity of up to one year	26,679,503	44,330,402
Maturity of one to five years	27,391,862	30,456,366
Maturity of five to 10 years	8,743,965	8,451,946
Maturity of over 10 years	1,372,346	1,873,448
No stated maturity	14,310,635	10,980,361
Total	78,498,311	96,092,523

Financial instruments provided as collateral and classified as "held for trading”, totaled R$ 1,257,413   thousand and R$ 2,924,653 thousand in 2014 and 2013, respectively, as disclosed in Note 23 "Assets Pledged as Collateral”.

The Organization in 2014 maintained a total of R$ 3,218,365 thousand (2013 – R$ 2,096,222 thousand) pledged as a guarantee of liabilities.

Unrealized gains/(losses) on securities and trading securities totaled R$ 877,798 thousand (2013 – (R$ 60.919) thousand and 2012 – R$ 392,100 thousand). Net variation in unrealized gains/(losses) from securities and trading securities totaled R$ 938,717 thousand in 2014 and (R$ 453.019) thousand in 2013.

b) Financial liabilities held for trading

	R$ thousand
	December 31
	2014	2013
Derivative financial instruments	3,315,573	1,826,382
Total	3,315,573	1,826,382

           F -102     IFRS – International Financial Reporting Standards – 2014

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

Bradesco F - 103

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	December 31		December 31
	2014	2013	2014	2013
Futures contracts
• Interest rate futures
Purchases	59,298,642	83,661,033	22,356	10,561
Sales	110,759,701	188,121,164	(33,710)	(17,729)
• In foreign currency
Purchases	16,145,870	24,688,862	-	-
Sales	26,041,747	37,322,798	-	-
• Others
Purchases	3,222,294	83,149	-	-
Sales	238,235	115,569	-	-

Options
• Interest rates
Purchases	23,409,200	180,586,642	27,432	132,249
Sales	30,594,004	204,049,725	(28,642)	(153,479)
• In foreign currency
Purchases	2,190,621	1,211,870	134,292	15,244
Sales	1,711,374	2,902,599	(77,944)	(67,746)
• Others
Purchases	438,498	436,698	2,666	544
Sales	123,697	1,567,633	(26,505)	(949)

Forward operations
• In foreign currency
Purchases	8,372,687	9,185,195	1,015,133	444,194
Sales	9,280,704	8,192,634	(671,345)	(268,385)
• Others
Purchases	111,559	216,420	343,683	86,124
Sales	416,503	221,819	(339,424)	(193,883)

Swap contracts
• Asset position
Interest rate swaps	24,918,940	37,923,123	385,543	391,008
Currency swaps	29,305,345	25,131,705	2,490,351	1,429,104
• Liability position
Interest rate swaps	24,218,645	36,946,126	(1,699,752)	(524,237)
Currency swaps	29,267,749	25,412,799	(438,249)	(599,973)

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

           F -104     IFRS – International Financial Reporting Standards – 2014

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

The fair value of forward contracts used to protect the net investments in foreign subsidiaries is shown in the previous table. Foreign currency denominated debts used to protect net investments of the Organization in subsidiaries abroad act as a natural hedge of the foreign currency risk and are included in funds from securities issuances (Note 33).

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

Bradesco F - 105

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

21)  Financial assets available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	70,490,510	932,267	(1,273,740)	70,149,037
Corporate debt securities	41,684,427	431,375	(749,029)	41,366,773
Bank debt securities	3,372,189	201,182	(218,592)	3,354,779
Brazilian sovereign bonds	272,701	1,362	(12,162)	261,901
Marketable equity securities and other stocks	5,286,472	696,633	(153,861)	5,829,244
Balance on December 31, 2014	121,106,299	2,262,819	(2,407,384)	120,961,734

Brazilian government securities	29,812,137	359,478	(1,185,930)	28,985,685
Corporate debt securities	31,482,436	238,463	(662,543)	31,058,356
Bank debt securities	1,916,044	34,877	(101,634)	1,849,287
Brazilian sovereign bonds	52,524	12,212	(150)	64,586
Marketable equity securities and other stocks	5,790,564	465,790	(375,857)	5,880,497
Balance on December 31, 2013	69,053,705	1,110,820	(2,326,114)	67,838,411

Maturity

	R$ thousand
	December 31, 2014		December 31, 2013
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	52,546,732	52,523,210	10,060,271	10,053,730
From 1 to 5 years	20,842,585	20,491,801	16,106,928	15,854,096
From 5 to 10 years	25,586,953	25,058,017	24,289,250	23,553,929
Over 10 years	16,843,557	17,059,462	12,806,692	12,496,159
No stated maturity	5,286,472	5,829,244	5,790,564	5,880,497
Total	121,106,299	120,961,734	69,053,705	67,838,411

Financial instruments pledged as collateral and classified as available for sale, totaled R$ 14,616,464 thousand and R$ 41,267,846 thousand in 2014 and 2013, respectively, as disclosed in Note 23 "Assets Pledged as Collateral".

In 2014, the Organization maintained a total of R$ 2,543,749 thousand (2013 – R$ 4,011,827 thousand) financial assets available for sale pledged as a guarantee for liabilities.

We have applied our policy for impairment testing described in note 2(e)(viii)(b) and realized other than temporary losses for available for sale assets in the amount of R$ 1,214,770 thousand in 2014 (2013 – R$ 402,085 thousand and 2012 - R$ 1,170,038 thousand), included in Note 9.

           F -106     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

22)  Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities :
Brazilian government securities	25,032,157	3,150,195	(1,085,098)	27,097,254
Brazilian sovereign bonds	38,874	5,402	-	44,276
Balance on December 31, 2014	25,071,031	3,155,597	(1,085,098)	27,141,530

Securities :
Brazilian government securities	23,029,469	1,469,895	-	24,499,364
Brazilian sovereign bonds	39,557	6,791	(674)	45,674
Balance on December 31, 2013	23,069,026	1,476,686	(674)	24,545,038

Maturity

	R$ thousand
	December 31, 2014		December 31, 2013
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	251,847	255,604	-	-
From 1 to 5 years	2,957,798	3,124,863	2,948,181	2,961,496
From 5 to 10 years	6,521,620	7,733,739	6,804,319	7,337,634
Over 10 years	15,339,766	16,027,324	13,316,526	14,245,908
Total	25,071,031	27,141,530	23,069,026	24,545,038

The financial instruments granted as guarantees, which totaled R$ 4,360 thousand in December 2013, are described in Note 23 “Assets pledged as collateral”.

23)  Assets pledged as collateral

	R$ thousand
	December 31
	2014	2013
Held for trading	1,257,413	2,924,653
Brazilian government securities	1,257,413	2,924,653
Available for sale (1)	14,616,464	47,060,487
Brazilian government securities	7,095,516	44,667,819
Corporate debt securities	3,661,955	1,939,437
Bank debt securities	3,858,993	453,231
Held to maturity	-	4,360
Brazilian sovereign bonds	-	4,360
Loans and advances to banks	136,738,812	67,750,725
Interbank liquidity investments	136,738,812	67,750,725
Total	152,612,689	117,740,225

(1)  In 2014, includes unrealized gains of R$ 264,815 thousand (2013 - R$ 105,063 thousand) and losses of R$ 1,300,315 thousand (2013 – R$ 1,286,165 thousand).

Bradesco F - 107

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Collateral is a conditional commitment to ensure that the contractual clauses of a funding in the open market are complied with. In these agreements, the amount of R$ 152,282,854 thousand (2013 – R$ 117,380,203 thousand) may be repledged and R$ 329,835 thousand (2013 – R$ 360,022 thousand), sold or repledged.

The fair value of assets pledged as collateral in 2013 classified as held to maturity totaled R$ 5,034 thousand.

24)  Loans and advances to banks

	R$ thousand
	December 31
	2014	2013
Repurchase agreements (1)	57,438,342	57,222,304
Loans to financial institutions	15,580,542	21,540,661
Impairment of loans and advances	(44,265)	(43,242)
Total	72,974,619	78,719,723

              (1)  As the guarantee holder had not defaulted, the Organization was authorized to sell or repledge the guarantee at a fair value of R$ 28,875 thousand in 2013.

25)  Loans and advances to customers

	R$ thousand
	December 31
	2014	2013
Working capital	62,155,974	59,180,627
Personal credit (1)	45,807,489	41,922,683
Onlending BNDES/Finame	42,168,754	40,543,267
Housing loans	40,103,169	27,870,462
Vehicles – CDC (Direct consumer credit)	30,354,903	32,209,642
Credit card	28,072,447	25,473,079
Financing and export	26,141,531	25,662,214
Rural loans	17,057,992	13,651,917
Overdraft for corporates	10,500,353	10,422,370
Import	9,195,381	8,598,811
Leasing	4,319,149	5,713,481
Receivable insurance premiums	4,257,787	3,717,227
Overdraft for individuals	3,665,539	3,312,666
Others	25,396,213	25,701,122
Total Portfolio	349,196,681	323,979,568
Impairment of loans and advances	(21,132,677)	(19,858,234)
Total of net loans and advances to customers	328,064,004	304,121,334

(1)    Includes in 2014 R$ 29,501,361 thousand related to payroll loans (2013 – 24,487,902 thousand).

           F -108     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Allowance for loans and advances to customers

	R$ thousand
	2014	2013
At the beginning of the year	19,858,234	19,914,294
Impairment of loans and advances	10,291,386	9,623,870
Recovery of credits charged-off as loss	3,924,514	3,640,014
Write-offs	(12,941,457)	(13,319,944)
At the end of the year	21,132,677	19,858,234

Finance lease receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousand
	December 31
	2014	2013
Gross investments in financial leases receivable:
Up to one year	2,188,804	3,001,069
From one to five years	2,073,705	2,674,089
Over five years	56,640	38,323
Impairment loss on finance leases	(251,877)	(460,556)
Net investment	4,067,272	5,252,925

Net investments in finance leases:
Up to one year	2,032,434	2,723,519
From one to five years	1,979,160	2,492,248
Over five years	55,678	37,158
Total	4,067,272	5,252,925

26)  Non-current assets held for sale

	R$ thousand
	December 31
	2014	2013
Assets not for own use
Vehicles and related	287,332	299,117
Properties	704,523	519,591
Machinery and equipment	7,365	11,542
Others	7,241	2,296
Total	1,006,461	832,546

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

Bradesco F - 109

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)  Investments in associates and joint ventures

a.   Breakdown of investments in associates and joint ventures

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates assets	Associates liabilities	Revenue (1)	Associates net income (loss) for the year
BES Investimentos do Brasil S.A.	20.00%	20.00%	138,002	10,891	5,927,414	5,237,405	16,212,154	54,456
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	66,076	9,279	229,506	27,679	10,518	22,173
Cielo S.A.	28.65%	28.65%	1,696,088	924,699	18,156,089	13,659,918	15,859	3,227,769
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	39,723	14,246	204,413	123,346	437,607	29,074
Fidelity Processadora S.A.	49.00%	49.00%	258,535	66,759	839,393	311,769	27,819	136,243
Integritas Participações S.A. (2)	25.17%	25.17%	492,242	7,883	782,014	7,195	218	31,316
IRB - Brasil Resseguros S.A. (2) (3)	20.51%	0.00%	618,527	148,874	12,932	9,917	2,265	725,859
NCR Brasil S.A. (2)	49.00%	49.00%	71,576	1,295	199,444	118,407	32,692	2,642
Total investments in associates			3,380,769	1,183,926	26,351,205	19,495,636	16,739,132	4,229,532

Elo Participações S.A.(4)	50.01%	50.01%	515,035	186,009	1,264,614	88,441	443	371,943
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	66,845	13,785	431,667	297,978	147,364	27,570
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	20,817	16,075	376,329	334,694	294,547	32,150
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	314	(9,979)	15,156	14,525	-	(19,957)
Total investments in joint ventures			603,011	205,890	2,087,766	735,638	442,354	411,706
Total on December 31, 2014			3,983,780	1,389,816	28,438,971	20,231,274	17,181,486	4,641,238

           F -110     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates assets	Associates liabilities	Revenue (1)	Associates net income (loss) for the year
BES Investimentos do Brasil S.A.	20.00%	20.00%	133,140	6,047	7,257,323	6,591,624	9,097,795	30,235
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	56,796	6,285	196,342	22,575	5,893	15,018
Cielo S.A.	28.65%	28.65%	1,360,812	802,033	12,643,111	9,317,261	18,187	2,799,588
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	25,642	4,043	328,952	276,621	178,399	8,251
Fidelity Processadora S.A.	49.00%	49.00%	266,429	58,579	868,262	324,529	14,931	119,549
Integritas Participações S.A. (2)	22.32%	22.32%	503,911	6,700	810,921	9,713	30,232	30,022
IRB - Brasil Resseguros S.A. (2) (3)	21.24%	-	507,503	18,166	12,502,578	9,990,775	1,508,156	85,518
NCR Brasil S.A. (2)	49.00%	49.00%	70,281	5,122	159,228	82,720	36,035	10,453
Total investments in associates			2,924,514	906,975	34,766,717	26,615,818	10,889,628	3,098,634

Elo Participações S.A.(4)	50.01%	50.01%	373,145	76,567	924,083	957	46	153,103
Companhia Brasileira de Soluções e Serviços – Alelo (4)	-	-	-	52,996	-	-	36,415	105,971
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	64,852	11,261	383,426	250,738	133,855	22,522
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	26,042	15,803	390,788	338,703	303,233	31,606
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	4,294	(731)	8,775	188	-	(1,462)
2BCapital S.A. (6)	50.00%	50.00%	-	(184)	4,358	4,886	39	(368)
Total investments in joint ventures			468,333	155,712	1,711,430	595,472	473,588	311,372
Total on December 31, 2013			3,392,847	1,062,687	36,478,147	27,211,290	11,363,216	3,410,006

Bradesco F - 111

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates assets	Associates liabilities	Revenue (1)	Associates net income (loss) for the year
BES Investimentos do Brasil S.A.	20.00%	20.00%	128,153	9,315	6,543,698	5,902,932	6,534,113	31,064
BIU Participações S.A. (5)	-	-	-	57,200	-	-	-	-
Cielo S.A.	28.65%	28.65%	1,171,061	653,958	9,287,235	6,552,119	19,675	2,313,995
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	50,511	6,746	146,114	25,415	4,231	16,120
Fidelity Processadora S.A.	49.00%	49.00%	266,974	40,160	719,437	174,590	6,204	81,959
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	21,734	3,657	242,126	197,859	29,017	6,075
IRB - Brasil Resseguros S.A. (2) (3)	21.24%	-	532,518	125,908	11,511,230	9,004,344	952,801	378,120
NCR Brasil S.A. (2)	49.00%	49.00%	77,432	-	298,481	229,567	62,446	35,932
Integritas Participações S.A. (2)	22.32%	22.32%	506,615	(26,282)	910,020	15,283	703	44,661
Total investments in associates			2,754,998	870,662	29,658,341	22,102,109	7,609,190	2,907,926

Companhia Brasileira de Soluções e Serviços - Alelo	50.01%	50.01%	260,031	89,404	2,896,581	2,444,656	73,672	160,048
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	58,152	1,177	402,605	287,649	156,513	5,513
Elo Participações S.A.	50.01%	50.01%	12,728	(3,810)	27,126	1,669	520	(7,619)
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	35,452	23,984	369,092	310,836	302,341	48,700
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	25	-	50	-	-	-
2BCapital S.A. (6)	50.00%	50.00%	-	(1,205)	4,455	4,615	11	(2,410)
Total investments in joint ventures			366,388	109,550	3,699,909	3,049,425	533,057	204,232
Total on December 31, 2012			3,121,386	980,212	33,358,250	25,151,534	8,142,247	3,112,158

(1)   Revenues from financial intermediation or services;

(2)   Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(3)   Bradesco has a board member at IRB-Brasil with voting rights, which results in significant influence;

(4)   In 2013 the investment in the associate Cia Brasileira de Soluções e Serviços – Alelo was disposed and a respective capital increase was made in Elo Participações S.A.;

(5)   Company disposed in 2012;

(6)   Company was fully consolidated from 2014, due to the capital increase.

           F -112     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2014, with the exception of Cielo S.A., the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of our investment in Cielo, was R$ 18,768,859 thousand (2013 - R$ 14,784,925 thousand). The Organization does not have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b.   Changes in associates

	R$ thousand
	2014	2013
Initial balances	3,392,847	3,121,386
Additions (1)	6,000	379,983
Disposal of associates (1)	-	(391,171)
Equity in net income of associates	1,389,816	1,062,687
Dividends/Interest on capital	(804,883)	(767,765)
Adjustment of goodwill (2)	-	(12,273)
Final balances	3,983,780	3,392,847

(1)    In 2013 the investment in the associate Cia Brasileira de Soluções e Serviços – Alelo was disposed and a respective capital increase was made in Elo Participações S.A; and

(2)    In 2013, refers an adjustment of goodwill of NCR Brasil.

28)  Property and equipment

a)  Composition of property and equipment by class

		R$ thousand
	Annual rate of depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	1,107,832	(580,007)	527,825
Land	-	493,079	-	493,079
Installations, properties and equipment for use	10%	4,366,846	(2,161,742)	2,205,104
Security and communications systems	10%	222,627	(174,905)	47,722
Data processing systems	20% - 50%	2,682,748	(1,763,755)	918,993
Transportation systems	20%	84,860	(39,646)	45,214
Financial leasing of data processing systems	20% - 50%	2,880,337	(2,417,756)	462,581
Balance on December 31, 2014		11,838,329	(7,137,811)	4,700,518

Buildings	4%	1,072,076	(566,917)	505,159
Land	-	492,411	-	492,411
Installations, properties and equipment for use	10%	4,479,464	(2,449,557)	2,029,907
Security and communications systems	10%	223,422	(166,349)	57,073
Data processing systems	20% - 50%	2,305,524	(1,545,962)	759,562
Transportation systems	20%	56,676	(34,034)	22,642
Financial leasing of data processing systems	20% - 50%	2,818,799	(2,183,586)	635,213
Balance on December 31, 2013		11,448,372	(6,946,405)	4,501,967

Depreciation charges in 2014 amounted to R$ 1,056,389 thousand (2013 - R$ 1,018,239 thousand and 2012 - R$ 1,035,235 thousand).

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

Bradesco F - 113

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Total
Balance on December 31, 2012	461,938	488,292	2,224,402	75,349	1,251,025	23,821	4,524,827
Additions	58,299	5,972	459,161	13,718	791,102	4,318	1,332,570
Write offs	(2,001)	(1,853)	(294,707)	(10,477)	(19,390)	(363)	(328,791)
Impairment	-	-	(6,356)	(1,521)	-	(523)	(8,400)
Depreciation	(13,077)	-	(352,593)	(19,996)	(627,962)	(4,611)	(1,018,239)
Balance on December 31, 2013	505,159	492,411	2,029,907	57,073	1,394,775	22,642	4,501,967
Additions	36,269	833	790,626	10,523	690,865	30,469	1,559,585
Write offs	(320)	(165)	(255,243)	(3,136)	(44,528)	(451)	(303,843)
Impairment	-	-	(802)	-	-	-	(802)
Depreciation	(13,283)	-	(359,384)	(16,738)	(659,538)	(7,446)	(1,056,389)
Balance on December 31, 2014	527,825	493,079	2,205,104	47,722	1,381,574	45,214	4,700,518

(1)   Includes financial leasing of data processing systems.

           F -114     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

29)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible assets
		Acquisition of banking rights (1)	Software (1)	Customer portfolio (1)	Others (1) (2)	Total
Balance on December 31, 2012	723,526	2,586,519	2,913,210	836,841	557,777	7,617,873
Additions	-	943,661	1,354,507	-	75,997	2,374,165
Impairment (3)	-	(18,721)	(29,987)	-	-	(48,708)
Amortization	-	(922,438)	(659,875)	(42,458)	(97,820)	(1,722,591)
Balance on December 31, 2013	723,526	2,589,021	3,577,855	794,383	535,954	8,220,739
Additions	-	285,325	911,566	-	73,389	1,270,280
Impairment (3)	-	(244)	(84,562)	-	-	(84,806)
Amortization	-	(848,162)	(801,061)	(42,460)	(184,615)	(1,876,298)
Balance on December 31, 2014	723,526	2,025,940	3,603,798	751,923	424,728	7,529,915

(1)      Rate of amortization: acquisition of banking rights - in accordance with contract agreement; software – 20% to 50%; Customer portfolio – up to 20%; and others – 20%;

(2)      “Others” mainly refers to rights related to the 2016 Olympic Games sponsorship program; and

(3)      Impairment losses were recognized because the recoverable amount of "acquisition of banking rights" and "software" is less than their carrying amount. Impairment losses were recognized in the consolidated statement of income, within “Other operating income/(expenses)”.

Bradesco F - 115

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	December 31
	2014	2013
Banking	429,560	429,560
Insurance, pension and capitalization bonds	293,966	293,966
Total	723,526	723,526

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2014 nor in 2013.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by management, with a terminal growth rate of 8.0% p.a. The forecast cash flows have been discounted at a rate of 12.6% p.a.

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

30)  Other assets

	R$ thousand
	December 31
	2014	2013
Foreign exchange transactions (1)	11,709,418	13,639,589
Debtors for guarantee deposits (2)	11,300,204	10,309,378
Sundry borrowers	2,960,115	2,402,859
Trade and credit receivables	2,042,977	2,123,553
Deferred selling expenses (insurance) – Note 35f	1,839,353	1,537,145
Negotiation and intermediation of securities	1,687,955	1,325,122
Interbank and interbranch receivables	1,010,056	1,468,385
Income receivable	1,005,321	1,020,782
Prepaid expenses	507,457	526,184
Others (3)	1,036,424	1,014,718
Total	35,099,280	35,367,715

(1)   Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;

(2)   Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature; and

(3)   Includes basically trade and credit receivables, material supplies, other advances and payments to be reimbursed.

           F -116     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

31)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2014	2013
Demand deposits	940,997	986,310
Interbank deposits	641,205	963,855
Funding in the open market	219,359,890	185,055,358
Borrowings	15,218,591	15,230,854
Onlending	43,779,544	40,863,996
Total	279,940,227	243,100,373

32)  Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2014	2013
Demand deposits	32,086,299	39,633,427
Savings deposits	92,154,815	80,717,805
Time deposits	85,790,391	95,866,825
Total	210,031,505	216,218,057

33)  Funds from securities issued

a)   Composition by type of security issued and location

	R$ thousand
	December 31
	2014	2013
Instruments Issued – Brazil:
Mortgage notes	404,915	604,105
Real estate credit notes	11,862,705	5,995,699
Agribusiness notes	8,570,579	4,371,017
Financial notes	54,961,063	35,208,325
Subtotal	75,799,262	46,179,146
Securities and bonds – Abroad:
Euronotes (1)	6,276,614	8,412,859
Securities issued through securitization – (item (b))	2,694,477	3,291,063
Subtotal	8,971,091	11,703,922
Structured operations certificates	260,046	-
Grand Total	85,030,399	57,883,068

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

Bradesco F - 117

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Securities issued through securitization

Since 2003, the Organization uses certain arrangements to optimize its activities of funding and liquidity management by means of an Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payor.

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

We show below the amounts of the securities issued by the SPE, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Amount of the transaction	Maturity	December 31
				2014	2013
Securitization of the future flow of payment orders received from abroad	6.11.2007	481,550	5.20.2014	-	38,861
	6.11.2007	481,550	5.20.2014	-	38,832
	12.20.2007	354,260	11.20.2014	-	75,287
	12.17.2009	133,673	11.20.2014	-	47,027
	3.06.2008	836,000	5.22.2017	646,002	818,320
	12.19.2008	1,168,500	2.20.2019	1,148,173	1,257,040
	12.17.2009	133,673	2.20.2017	90,137	118,406
	12.17.2009	89,115	2.20.2020	101,960	107,129
	8.20.2010	307,948	8.21.2017	250,772	307,512
	9.29.2010	170,530	8.21.2017	143,325	175,753
	11.16.2011	88,860	11.20.2018	107,432	124,119
	11.16.2011	133,290	11.22.2021	206,676	182,777
Total		4,378,949		2,694,477	3,291,063

           F -118     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Subordinated debt

					R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31
					2014	2013
In Brazil:
Subordinated CDB:

2014 (1)	6	-	R$	112.0% of CDI rate	-	1,695,101
				IPCA + (6.92% p.a.- 8.55% p.a.)
2015	6	1,274,696	R$	108.0% to 112.0% of CDI rate	2,677,464	2,321,721
2016	6	500	R$	IPCA + 7.1292% p.a.	952	833
2019	10	20,000	R$	IPCA + 7.76% p.a.	40,986	35,665
Financial notes:
				IGP-M rate + 6.3874% p.a.
				IPCA + (6.7017% p.a.- 6.8784% p.a.)
				Fixed rate of 13.0949% p.a.
2016	6	102,018	R$	108.0% to 110.0% of CDI rate	166,069	146,686
				100% of CDI rate + (1.2685%p.a.- 1.3656% p.a.)
				IGP-M rate + (5.7745% p.a.- 6.9588% p.a.)
				IPCA + (5.6030% p.a.- 7.5482% p.a.)
				Fixed rate of (11.7493% p.a.- 13.8609% p.a.)
2017	6	8,630,999	R$	104.0% to 112.5% of CDI rate	9,904,746	9,494,902
				100% of CDI rate + (0.7855%p.a.- 1.3061% p.a.)
				IGP-M rate + (4.0147% p.a.- 6.2626% p.a.)
				IPCA + (3.6712% p.a.- 6.2822% p.a.)
				Fixed rate of (9.3991% p.a.- 12.1754% p.a.)
2018	6	8,262,799	R$	105.0% to 112.0% of CDI rate	9,036,475	8,741,001
				IGP-M rate + (3.6320% p.a.- 4.0735% p.a.)
				IPCA + (3.2983% p.a.- 4.4268% p.a.)
				Fixed rate of (9.3207% p.a.- 10.3107% p.a.)
2019	6	21.858	R$	109.3% to 109.5% of CDI rate	26,148	23,599
				IPCA + 7.4163% p.a.
2017	7	40,100	R$	Fixed rate + 13.1763% p.a.	72,358	63,491

Bradesco F - 119

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

					R$ thousand
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31
					2014	2013
				IGP-M rate + 6.6945% p.a.
2018	7	141,050	R$	IPCA + (5.9081% p.a.- 7.3743% p.a.)	216,409	192,648
				100% of CDI rate + (1.0079%p.a.- 1.0412% p.a.)
				IGP-M rate + 4.17468% p.a.
				IPCA + (4.0262% p.a.- 6.1757% p.a.)
				Fixed rate of (10.1304% p.a.- 11.7550% p.a.)
2019	7	3,172,835	R$	110.5% to 112.2% of CDI rate	3,294,514	3,248,804
2020	7	1,700	R$	IPCA + 4.2620% p.a	2,036	1,831
2018	8	50,000	R$	IGP-M rate + 7.0670% p.a	82,323	74,087
				IGP-M rate + 5.8351% p.a.
				IPCA + (5.8950% p.a.- 6.3643% p.a.)
2019	8	12,735	R$	Fixed rate of 13.3381% p.a.	19,329	17,061
				IGP-M rate + 5.5341% p.a.
				IPCA + (3.9941% p.a.- 6.1386% p.a.)
				Fixed rate of (11.1291% p.a.- 11.8661% p.a.)
2020	8	28,556	R$	110.0% to 110.7% of CDI rate	37,726	33,616
2021	8	1,236	R$	IPCA + (3.7004% p.a.- 4.3419% p.a.)	1,486	1,341
2021	9	7,000	R$	111.0% of CDI rate	8,898	7,940
				IGP-M rate + (6.0358% p.a.- 6.6244% p.a.)
				IPCA + (5.8789% p.a.- 7.1246% p.a.)
				Fixed rate of 12.7513% p.a.
2021	10	19,200	R$	109.0% of CDI rate	27,976	24,836
				IGP-M rate + (3.9270% p.a.- 4.2994% p.a.)
				IPCA + (4.1920% p.a.- 6.0358% p.a.)
				Fixed rate of (10.3489% p.a.- 12.4377% p.a.)
2022	10	54,143	R$	110.0% to 111.3% of CDI rate	70,401	62,974
				IGP-M rate + (3.5855% p.a.- 3.9984% p.a.)
				IPCA + (3.9292% p.a.- 4.962% p.a.)
2023	10	688,064	R$	Fixed rate of (10.6804% p.a.- 10.8971% p.a.)	810,721	740,605
CDB pegged to loans:
2015 to 2016	1 to 2	2,772	R$	100% of CDI rate	3,073	4,623
Subtotal in Brazil					26,500,090	26,933,365

           F -120     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Abroad:

2014 (2)	10	-	Euro	Rate of 8.00% p.a.	-	735,167
2019	10	1,333,575	US$	Rate of 6.75% p.a.	2,021,595	1,780,224
2021	11	2,766,650	US$	Rate of 5.90% p.a.	4,339,415	3,826,416
2022	11	1,886,720	US$	Rate of 5.75% p.a.	2,960,566	2,609,831
Subtotal abroad					9,321,576	8,951,638

Overall total					35,821,666	35,885,003

(1)  Subordinated debt transactions that matured in November 2014; and

(2)  Subordinated debt transactions that matured in April 2014.

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

Bradesco F - 121

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Insurance technical provisions and pension plans

a)      Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)(3)		Total
	December 31		December 31		December 31
	2014	2013	2014	2013	2014	2013
Current and long-term liabilities
Mathematical provision for benefits to be granted	798,859	756,961	120,906,070	104,970,618	121,704,929	105,727,579
Mathematical provision for benefits granted	171,416	166,736	6,985,943	6,447,717	7,157,359	6,614,453
IBNR (Incurred But Not Reported) provision	1,606,139	1,480,775	1,056,832	1,185,020	2,662,971	2,665,795
Provision for unearned premiums	4,066,841	3,213,683	277,958	263,076	4,344,799	3,476,759
Provision for insurance claims to be settled	4,161,996	3,606,831	1,097,502	1,263,807	5,259,498	4,870,638
Provision for financial surplus	-	-	426,239	395,227	426,239	395,227
Other technical provisions	1,882,315	1,860,919	3,121,110	4,717,653	5,003,425	6,578,572
Total provisions	12,687,566	11,085,905	133,871,654	119,243,118	146,559,220	130,329,023

1.    “Other reserves” - Insurance basically refers to the technical reserves of the “personal health” portfolio;

2.    Includes personal insurance and pension plans; and

3.    “Other Technical Provisions” – the balance in Life and Pension Plans in 2013 primarily consisted of the following technical provisions: “Reserve for redemption and other amounts to be settled” (PVR); “Reserve for related expenses” (PDR); “complementary reserve for coverage” (PCC) and “other technical provision” (OPT). As described in note 2(n)(v) in compliance with SUSEP Circular Letter nº 462/13, the “Other Technical Reserves” balance was reversed in 2014, however, the principal cause of the change in value of this provision was the increase in the interest rate curve which reduced the value of the future obligations.

           F -122     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Technical provisions by product

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2014	2013	2014	2013	2014	2013
Health	6,622,586	5,877,724	-	-	6,622,586	5,877,724
Auto / Liability Insurance	3,195,673	2,721,222	-	-	3,195,673	2,721,222
DPVAT (Personal Injury Caused by Automotive Vehicles) (1)	242,282	210,426	3,955	554,609	246,237	765,035
Life	-	-	6,258,042	5,089,719	6,258,042	5,089,719
Elementary lines (property/casualty)	2,627,025	2,276,533	-	-	2,627,025	2,276,533
Free Benefits Generating Plan - PGBL	-	-	22,907,179	21,453,632	22,907,179	21,453,632
Free Benefits Generating Life - VGBL	-	-	87,144,950	74,522,213	87,144,950	74,522,213
Traditional plans	-	-	17,557,528	17,622,945	17,557,528	17,622,945
Total technical provisions	12,687,566	11,085,905	133,871,654	119,243,118	146,559,220	130,329,023

(1)  In 2014, the management withdrew Bradesco Vida e Previdência S.A. from the DPVAT insurance consortiums.

c)   Technical provisions by aggregated products

	R$ thousand
	December 31
	2014	2013
Insurance – Vehicle, Elementary Lines, Life and Health	18,949,563	16,730,244
Insurance – Life with Survival Coverage (VGBL)	87,144,950	74,522,213
Pensions – PGBL and Traditional Plans	34,393,291	33,770,112
Pensions – Risk Traditional Plans	6,071,416	5,306,454
Total	146,559,220	130,329,023

Bradesco F - 123

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)   Changes in the insurance and pension technical provisions

(i)            Insurance – Vehicle, General, Life, Health and Pension (Risk on Traditional Plans)

	R$ thousand
	Years ended December 31
	2014	2013
At the beginning of the year	22,036,698	20,473,609
(-) DPVAT insurance	(695,437)	(487,409)
Subtotal at beginning of the year	21,341,261	19,986,200
Additions, net of reversals	20,723,576	16,368,879
Payment of claims, benefits and redemptions	(17,973,611)	(15,666,853)
Additions on legal provision	(60,647)	(53,304)
Adjustment for inflation and interest	744,989	706,339
Subtotal at end of the year	24,775,568	21,341,261
(+) DPVAT insurance	245,411	695,437
Total at the Year-End	25,020,979	22,036,698

(ii)           Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2014	2013
At the beginning of the year	74,522,213	65,486,891
Receipt of premiums net of fees	19,951,708	18,616,864
Payment of benefits	(15,824)	(13,037)
Payment of redemptions	(12,682,365)	(12,201,838)
Adjustment for inflation and interest	6,607,823	3,026,956
Others	(1,238,605)	(393,623)
Total at the Year-End	87,144,950	74,522,213

(iii)       Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2014	2013
At the beginning of the year	33,770,112	32,808,220
Receipt of contributions net of fees	2,136,712	2,100,389
Payment of benefits	(532,903)	(473,760)
Payment of redemptions	(2,142,511)	(1,541,817)
Adjustment for inflation and interest	2,615,983	1,847,372
Others	(1,454,102)	(970,292)
Total at the Year-End	34,393,291	33,770,112

           F -124     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)   Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2014	2013	2014	2013	2014	2013
Total technical reserves	12,687,566	11,085,905	133,871,654	119,243,118	146,559,220	130,329,023
(-) Loading on insurance sales – guarantee extension	(270,631)	(213,353)	-	-	(270,631)	(213,353)
(-) Portion corresponding to contracted reinsurance	(871,011)	(841,829)	(12,612)	(6,048)	(883,623)	(847,877)
(-) Deposits retained at IRB and court deposits	(2,318)	(2,330)	-	(54,704)	(2,318)	(57,034)
(-) Receivables	(891,065)	(775,873)	-	-	(891,065)	(775,873)
(-) Unearned premium reserve - Health insurance (1)	(949,029)	(774,247)	-	-	(949,029)	(774,247)
(-) Reserves from DPVAT agréments (2)	(236,239)	(203,994)	-	(550,668)	(236,239)	(754,662)
To be insured	9,467,273	8,274,279	133,859,042	118,631,698	143,326,315	126,905,977

Investment fund quotas (VGBL and PGBL) (3)	-	-	107,894,380	93,443,359	107,894,380	93,443,359
Investment fund quotas (excluding VGBL and PGBL)	7,980,702	6,155,469	20,080,415	20,251,406	28,061,117	26,406,875
Government securities	5,046,582	3,486,879	10,228,007	5,281,167	15,274,589	8,768,046
Private securities	105,943	101,109	173,684	194,651	279,627	295,760
Equities	2,956	5,029	1,296,157	1,048,629	1,299,113	1,053,658
Total guarantees of technical reserves	13,136,183	9,748,486	139,672,643	120,219,212	152,808,826	129,967,698

(1) In accordance with Article 4 of ANS Resolution n° 314/12, the insurance entity is not required to hold assets to guarantee this Unearned Premium Reserve relating to the health insurance business;

(2) In 2014, the management withdrew Bradesco Vida e Previdência S.A. from the DPVAT insurance consortiums; and

(3) The “VGBL” and “PGBL” mutual funds were consolidated in the consolidated financial statements.

Bradesco F - 125

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Changes in deferred selling expenses (insurance assets)

	R$ thousand
	Years ended December 31
	2014	2013
At the beginning of the year	1,537,145	1,205,089
Additions	1,853,617	1,592,919
Reversals	(1,551,409)	(1,260,863)
Total at the Year-End	1,839,353	1,537,145

g)   Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2014	2013
At the beginning of the year	945,728	888,541
Additions	487,448	372,423
Reversals	(258,586)	(237,010)
Recovered insurance losses	(135,708)	(106,580)
Adjustment of inflation and interest	17,537	22,578
Others	(18,765)	5,776
Total at the Year-End	1,037,654	945,728

h)   Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the amounts presented in the financial statements.

           F -126     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

	R$ thousand
		Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Amount estimated for the claims
• In the year of notification	2,023,548	1,697,160	1,701,439	1,152,371	2,058,559	2,414,674	2,647,298	3,134,409	3,020,829	3,708,479	-
• One year after notification	1,955,138	1,626,143	1,638,346	1,108,270	2,037,365	2,394,609	2,626,356	3,035,716	2,848,361	-	-
• Two years after notification	1,921,320	1,600,359	1,596,899	1,088,069	2,018,329	2,387,075	2,604,738	3,021,698	-	-	-
• Three years after notification	1,912,062	1,603,521	1,593,526	1,094,795	2,015,921	2,403,020	2,604,061	-	-	-	-
• Four years after notification	1,918,314	1,597,707	1,598,083	1,102,364	2,046,000	2,418,649	-	-	-	-	-
• Five years after notification	1,925,223	1,605,888	1,600,766	1,102,595	2,044,644	-	-	-	-	-	-
• Six years after notification	1,926,098	1,612,902	1,608,667	1,127,609	-	-	-	-	-	-	-
• Seven years after notification	1,931,580	1,623,910	1,601,931	-	-	-	-	-	-	-	-
• Eight years after notification	1,945,495	1,626,669	-	-	-	-	-	-	-	-	-
• Nine years after notification	1,966,368	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2014)	1,966,368	1,626,669	1,601,931	1,127,609	2,044,644	2,418,649	2,604,061	3,021,698	2,848,361	3,708,479	22,968,469
Payments of claims	(1,897,949)	(1,597,870)	(1,579,596)	(983,068)	(1,986,664)	(2,324,678)	(2,502,431)	(2,725,860)	(2,575,514)	(2,625,649)	(20,799,279)
Outstanding Claims	68,419	28,799	22,335	144,541	57,980	93,971	101,630	295,838	272,847	1,082,830	2,169,190

Bradesco F - 127

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Amount estimated for the claims
• In the year of notification	1,725,277	1,464,086	1,421,768	859,651	1,791,249	2,260,194	2,440,426	2,804,706	2,815,311	3,523,133	-
• One year after notification	1,675,830	1,415,281	1,385,711	846,124	1,773,092	2,235,404	2,417,095	2,695,513	2,648,135	-	-
• Two years after notification	1,635,350	1,413,371	1,381,949	835,214	1,766,152	2,232,926	2,401,407	2,696,091	-	-	-
• Three years after notification	1,639,187	1,417,612	1,379,442	844,636	1,769,942	2,251,003	2,418,057	-	-	-	-
• Four years after notification	1,653,212	1,417,980	1,386,605	850,115	1,791,739	2,268,293	-	-	-	-	-
• Five years after notification	1,670,356	1,429,154	1,392,108	857,121	1,797,090	-	-	-	-	-	-
• Six years after notification	1,686,295	1,437,203	1,401,024	868,958	-	-	-	-	-	-	-
• Seven years after notification	1,693,861	1,448,422	1,404,940	-	-	-	-	-	-	-	-
• Eight years after notification	1,707,860	1,453,221	-	-	-	-	-	-	-	-	-
• Nine years after notification	1,728,217	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2014)	1,728,217	1,453,221	1,404,940	868,958	1,797,090	2,268,293	2,418,057	2,696,091	2,648,135	3,523,133	20,806,135
Payments of claims	(1,694,789)	(1,431,528)	(1,389,031)	(842,352)	(1,757,979)	(2,208,905)	(2,341,459)	(2,595,382)	(2,475,316)	(2,572,626)	(19,309,367)
Outstanding Claims	33,428	21,693	15,909	26,606	39,111	59,388	76,598	100,709	172,819	950,507	1,496,768

           F -128     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Amount estimated for the claims
• In the year of notification	816,255	624,866	778,085	819,262	885,177	997,287	1,183,335	1,228,706	1,303,216	1,326,708	-
• One year after notification	778,352	608,403	766,642	829,831	909,937	1,006,142	1,180,974	1,219,349	1,295,013	-	-
• Two years after notification	755,274	590,246	772,788	845,582	926,808	1,012,326	1,181,021	1,229,698	-	-	-
• Three years after notification	747,555	586,480	776,168	841,047	920,827	1,002,115	1,189,829	-	-	-	-
• Four years after notification	738,165	590,823	779,660	838,726	927,503	1,013,162	-	-	-	-	-
• Five years after notification	738,659	583,930	773,646	836,488	937,744	-	-	-	-	-	-
• Six years after notification	734,144	580,137	778,029	837,591	-	-	-	-	-	-	-
• Seven years after notification	725,395	581,401	753,092	-	-	-	-	-	-	-	-
• Eight years after notification	720,079	580,600	-	-	-	-	-	-	-	-	-
• Nine years after notification	722,823	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2014)	722,823	580,600	753,092	837,591	937,744	1,013,162	1,189,829	1,229,698	1,295,013	1,326,708	9,886,260
Payments of claims	(703,607)	(557,652)	(711,388)	(803,171)	(876,792)	(935,684)	(1,097,714)	(1,118,100)	(1,132,908)	(855,658)	(8,792,674)
Outstanding Claims	19,216	22,948	41,704	34,420	60,952	77,478	92,115	111,598	162,105	471,050	1,093,586

Bradesco F - 129

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Amount estimated for the claims
• In the year of notification	816,255	624,866	778,085	819,262	885,177	997,287	1,183,335	1,228,706	1,303,216	1,326,708	-
• One year after notification	778,352	608,403	766,642	829,831	909,937	1,006,142	1,180,974	1,219,349	1,295,013	-	-
• Two years after notification	755,274	590,246	772,788	845,582	926,808	1,012,326	1,181,021	1,229,698	-	-	-
• Three years after notification	747,555	586,480	776,168	841,047	920,827	1,002,115	1,189,829	-	-	-	-
• Four years after notification	738,165	590,823	779,660	838,726	927,503	1,013,162	-	-	-	-	-
• Five years after notification	738,659	583,930	773,646	836,488	937,744	-	-	-	-	-	-
• Six years after notification	734,144	580,137	778,029	837,591	-	-	-	-	-	-	-
• Seven years after notification	725,395	581,401	753,092	-	-	-	-	-	-	-	-
• Eight years after notification	720,079	580,600	-	-	-	-	-	-	-	-	-
• Nine years after notification	722,823	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2014)	722,823	580,600	753,092	837,591	937,744	1,013,162	1,189,829	1,229,698	1,295,013	1,326,708	9,886,260
Payments of claims	(703,607)	(557,652)	(711,388)	(803,171)	(876,792)	(935,684)	(1,097,714)	(1,118,100)	(1,132,908)	(855,658)	(8,792,674)
Outstanding Claims	19,216	22,948	41,704	34,420	60,952	77,478	92,115	111,598	162,105	471,050	1,093,586

(1)    The claims table does not include the products Health and Dental insurance – R$ 1,958,593 thousand, DPVAT insurance – R$ 72,397 thousand, Retrocession – R$ 81,830 thousand and salvage and reimbursement estimates - R$ (116,099) thousand.

Bradesco 131

           F -130     IFRS – International Financial Reporting Standards – 2014

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

The PGBL Supplementary Pension Plan was reformulated in October 2014, with contributions from employees and directors of Bradesco and its subsidiaries equal to at least 4% of their salaries. Contributions from Bradesco and its subsidiaries increased from 4% to 5% of salary, plus the percentage destined for death and disability coverages. The contributions concerning participants who in 2001 chose to migrate from the benefit plan defined for PGBL were maintained at the same levels of the previous benefit plan.

Actuarial obligations of the defined contribution plan (PGBL) are fully covered by the plan assets of the corresponding FIE.

Contributions to the PGBL plan in 2014 totaled R$ 622,807 thousand (2013 - R$ 622,160 thousand).

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

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada do Banco do Estado do Ceará (Cabec), exclusively to former employees of Banco BEC S.A.

On December 31 of each year we conduct an assessment of the plans of our subsidiaries Alvorada, BBI and Bradesco. IAS 19 establishes that the employer must recognize prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and must recognize the changes in the financial condition during the year in which the changes occurred, in profit or loss.

In 2012, in accordance with the requirements of IAS 19 – Employee Benefits, Bradesco and its subsidiaries, as sponsors of these plans, taking into consideration the economic and actuarial study, recalculated their actuarial commitments using the real interest rate that reflected the new real interest rate scenario and recognised their obligations in the financial statements as appropriate.

Bradesco F - 131

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Alvorada, BBI and Bradesco Plans
	Years ended December 31
	2014	2013
(i) Projected benefit obligations:
At the beginning of the year	1,082,613	1,389,605
Cost of current service	641	1,649
Interest cost	127,082	117,071
Participant’s contribution	2,162	1,493
Actuarial gains/(losses)	60,621	(330,686)
Benefit paid	(90,358)	(96,519)
At the end of the year	1,182,761	1,082,613

(ii) Plan assets comprise:
At the beginning of the year	995,591	1,137,588
Expected returns	154,209	(54,668)
Contributions received:
Employer	9,032	7,697
Employees	2,162	1,493
Benefits paid	(90,358)	(96,519)
At the end of the year	1,070,636	995,591

(iii) Financial position:
Plans in deficit	(112,125)	(108,819)
Plans in surplus	-	21,797
Net balance	(112,125)	(87,022)

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Alvorada, BBI and Bradesco Plans
	Years ended December 31
	2014	2013	2012
Projected benefit obligations:
Cost of service	641	1,649	(370)
Cost of interest on actuarial obligations	127,082	117,071	102,939
Expected returns from the assets of the plan	(116,965)	(95,573)	(106,983)
Net periodic cost/ (benefit)	10,758	23,147	(4,414)

The accumulated obligations of the pension plans are included in “Other Liabilities”, in our consolidated statement of financial position.

           F -132     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Benefit obligations and net periodic benefit cost for the years 2014 and 2013 for our subsidiaries, were determined using the following assumptions:

	December 31
	2014	2013
Discount rate (1)	11.7%	12.2%
Expected long-term rate of return on the assets	11.7%	12.2%
Increase in salary levels	5.2%	5.4%

(1)    In 2014, considering an inflation rate of 5.2% p.a. and a real discount rate of 6.2% p.a. (2013 – 5.4% and 6.5% p.a., respectively).

The long-term rate of return on plan assets is based on the following:

•     Medium- to long-term expectations of the asset managers; and

•     Public and private securities, with short to long-term maturities which represent a significant portion of the investment portfolios of our subsidiaries, the return on which is higher than inflation plus interest.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	Assets of the Alvorada Plan		Assets of the BBI Plan		Assets of the Bradesco Plan
	December 31		December 31		December 31
	2014	2013	2014	2013	2014	2013
Asset categories
Marketable equity securities	-	-	12.6%	12.8%	-	-
Public and private securities	85.9%	89.4%	83.0%	82.4%	0.2%	-
Mutual funds	4.3%	3.7%	0.8%	0.7%	94.5%	93.9%
Properties	8.3%	5.0%	-	-	3.6%	3.4%
Other	1.5%	1.9%	3.6%	4.1%	1.7%	2.7%
Total	100.00%	100.0%	100.0%	100.0%	100.0%	100.0%

Bradesco F - 133

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below is the sensitivity analysis of the benefit plan obligations, showing the impact on the actuarial exposure (11.7% p.a.) assuming a 1 b.p. change in the discount rate:

Discount rate	Sensitivity analysis	Effect on actuarial liabilities	Effect on the present value of obligations
12.7%	Increase of 1 b.p.	decrease	(111,950)
10.7%	Decrease of 1 b.p.	increase	132,811

37)  Other provisions

a)      Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws nº 2445/88 and nº 2449/88, regarding the payment that exceeded the amount due under Supplementary Law nº 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)      Contingent liabilities and tax and social security obligations

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recorded provisions based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, where the loss is deemed probable.

Management considers that the provision is sufficient to cover losses generated by the respective lawsuits.

Liability related to litigation is held until the conclusion to the lawsuit, represented by judicial decisions, with no further appeals or due to the statute of limitation.

                  I -       Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid overtime, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

                 II -       Civil proceedings

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

           F -134     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Bradesco Organization’s financial position.

It is worth mentioning the significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances is due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

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

c)      Tax and social security obligations

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

- PIS and COFINS – R$ 1,818,412 thousand (2013 - R$ 2,474,009 thousand): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law nº 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

- INSS Autonomous Brokers – R$ 1,531,540 thousand (2013 - R$ 1,313,647): discussing the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law nº 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law nº 8212/91, as new wording in Law nº 9876/99;

- IRPJ/Credit Losses - R$ 2,059,542 thousand (2013 - R$ 1,756,396 thousand): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless if they comply with the terms and conditions provided for in Articles 9 to 14 of Law nº 9430/96 that only apply to temporary losses;

-PIS – EC 17/97 - R$ 321,748 thousand: for the period from July 1997 to February 1998, request to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income); and

- PIS - R$ 320,067 thousand (2013 - R$ 310,127 thousand): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation – (set out in Article 44 of Law nº 4506/64), which excludes interest income.

Bradesco F - 135

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)      Changes in other provision

	R$ thousand
	Labor	Civil	Tax and Social Security
Balance on December 31, 2012	2,480,937	3,712,976	14,827,196
Indexation charges	300,180	338,571	853,502
Additions, net of reversals	633,802	768,702	(1,762,161)
Payments (1)	(905,596)	(1,006,678)	(6,488,854)
Balance on December 31, 2013	2,509,323	3,813,571	7,429,683
Indexation charges	310,580	363,847	475,589
Additions, net of reversals	1,169,873	577,237	(572,621)
Payments	(1,284,413)	(817,064)	(111,204)
Balance on December 31, 2014	2,705,363	3,937,591	7,221,447

(1)         The write-offs of claims due to the adhesion to the tax liability installment and cash payment program are included in "Other liabilities - tax and social security” (Law 12,865/13).

e)      Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 1,840,272 thousand (2013 - R$ 1,434,155 thousand) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 4,264,479 thousand (2013 - R$ 1,567,042 thousand); c) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$ 1,034,018 thousand (2013 - R$ 526,261 thousand); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and differences in depreciation and operating expenses and income, amounting to R$ 1,226,665 thousand (2013 - R$ 460,380 thousand); and e) IRPJ, CSLL, PIS and COFINS deficiency note, amounting to R$ 348,129 thousand (2013 - R$ 323,697 thousand), on alleged tax-exempt gain, when BOVESPA shares were merged into Nova Bolsa (BM&FBOVESPA), in 2008; f) IRPJ and CSSL, amounting to R$ 378,664 thousand relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

           F -136     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

38)  Other liabilities

	R$ thousand
	December 31
	2014	2013
Financial liabilities
Credit card transactions (1)	18,094,072	16,781,768
Foreign exchange transactions (2)	11,261,026	13,535,506
Capitalization bonds	6,707,862	5,900,088
Negotiation and intermediation of securities	2,763,658	2,191,193
Liabilities for acquisition of assets – financial leasing (38 a)	898,248	1,115,429

Other liabilities
Provision for payments	5,656,677	5,011,882
Third party funds in transit (3)	5,888,405	6,717,566
Sundry creditors	3,930,699	1,729,016
Corporate and statutory obligations	3,105,276	2,470,871
Liabilities for acquisition of assets and rights	1,054,651	1,248,129
Other taxes payable	982,897	1,192,966
Others	8,842,238	5,426,991
Total	69,185,709	63,321,405

(1)      Refers to amounts payable to merchants;

(2)      Mainly refers to the institution’s sales in foreign currency to customers and its right’s in domestic currency, resulting from exchange sale operations; and

(3)      Mainly refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

a)     Composition by maturity of financial leasing and details of operational leases

	R$ thousand
	December 31
	2014	2013
Due within one year	497,011	442,368
From 1 to 2 years	316,872	372,729
From 2 to 3 years	84,365	240,012
From 3 to 4 years	-	60,320
Total	898,248	1,115,429

Total non-cancellable minimum future payments due on operational lease on December 31, 2014 are R$ 4,372,601 thousand, of which R$ 622,861 thousand is due within 1 year, R$ 2,178,951 thousand between 1-5 years and R$ 1,570,789 thousand with more than 5 years.

Bradesco F - 137

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)  Equity

a)         Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	December 31
	2014	2013
Ordinary	2,103,637,129	2,103,637,129
Preferred	2,103,636,910	2,103,636,910
Subtotal	4,207,274,039	4,207,274,039
In treasury (common)	(2,898,610)	(2,898,610)
In treasury (preferred)	(8,984,870)	(7,866,270)
Total outstanding	4,195,390,559	4,196,509,159

ii.   Changes in capital stock, in number of shares

	Common	Preferred	Total
Number of shares outstanding on December 31, 2012 (1)	2,100,738,519	2,098,371,540	4,199,110,059
Shares acquired and not cancelled	-	(2,600,900)	(2,600,900)
Number of shares outstanding on December 31, 2013	2,100,738,519	2,095,770,640	4,196,509,159
Shares acquired and not cancelled	-	(1,118,600)	(1,118,600)
Number of shares outstanding on December 31, 2014	2,100,738,519	2,094,652,040	4,195,390,559

(1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 11, 2013 in proportion of one new share for every 10 shares held.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that is exchangeable for or convertible into shares of capital. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure is adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

Treasury shares are recorded at cost, which is approximately equivalent to the market prices on the date they are acquired. Cancellation of treasury shares is recorded as a reduction of unappropriated retained earnings. Treasury shares are acquired for subsequent sale or cancellation.

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

           F -138     IFRS – International Financial Reporting Standards – 2014

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

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Organization’s active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders’ Meeting, with the accumulated value limited to 95% of the Organization’s paid-in capital share amount.

c)   Dividends (including interest on equity)

Dividends are based on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Central Bank of Brazil. The dividends are paid in Reais and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil, Brazilian companies may pay interest on equity to shareholders based on the net equity and treat these payments as deductible expenses in the Brazilian income tax and social contribution calculations. The interest cost is treated for accounting purposes as a deduction from equity in a manner similar to dividends. Withholding income tax is levied and paid at the time that the interest on equity is paid to the shareholders.

In 2014 the Organization distributed dividends (including interest on equity) of R$ 5,054,580 thousand, being attributed to the shareholders, the amount per share of R$ 1.15 for common shares and R$ 1.26 for preferred shares (2013 - R$ 4,077,908 thousand, R$ 0.93 for ordinary shares and R$ 1.02 for preferred shares).

40)  Transactions with related parties

Related party transactions are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations.

The principal shareholders of Bradesco are Cidade de Deus Companhia Comercial de Participações and Fundação Bradesco. Fundação Bradesco is a not-for-profit entity that for more than 40 years, has been helping to develop the potential of children and youngsters by means of schools in disadvantaged regions.

Bradesco F - 139

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The main transactions with related parties are presented as follows:

	R$ thousand
	December 31
	2014	2013
Assets
Loans and advances to banks	101,025	84,216
Crediare S.A. Crédito Financiamento e Investimento - Joint venture	101,025	84,216
Other assets	6,754	7,739
Cia. Brasileira de Soluções e Serviços – Alelo - Joint venture	3,492	6,387
Crediare S.A. Crédito Financiamento e Investimento - Joint venture	3,262	1,352
Liabilities and Equity
Deposits from customers	(157,540)	(265,046)
Cidade de Deus Companhia Comercial de Participações - Holding	(59,946)	(61,342)
Key Management Personnel	(92,832)	(98,461)
Fidelity Processadora e Serviços S.A. – Associates	(316)	(92,873)
Others associates	(4,446)	(12,370)
Funds from securities issued	(1,151,105)	(1,543,906)
Cia. Brasileira de Soluções e Serviços - Alelo - Joint venture	-	(110,180)
Brasileira de Meios de Pagamento – (“Cielo”) – Associates	(6,735)	(20,592)
Cidade de Deus Companhia Comercial de Participações - Holding	(290,413)	(657,308)
Key Management Personnel	(711,594)	(718,298)
Fidelity Processadora e Serviços S.A. – Associates	(76,996)	-
Others associates	(65,367)	(37,528)
Subordinated debt	-	(754)
Fundação Bradesco – Holding	-	(754)
Corporate and statutory obligations	(1,019,589)	(724,226)
Cidade de Deus Companhia Comercial de Participações - Holding	(750,925)	(533,391)
Fundação Bradesco - Holding	(268,664)	(190,835)
Other liabilities	(9,534)	(2,213)
Fidelity Processadora e Serviços S.A. – Associates	(9,534)	(2,213)

	R$ thousand
	Years ended December 31
	2014	2013	2012
Revenues and expenses
Net Interest income	(164,134)	(114,707)	(64,015)
Crediare S.A. Crédito Financiamento e Investimento - Joint venture	9,581	7,033	10,023
Cidade de Deus Companhia Comercial de Participações - Holding	(34,997)	(31,128)	(207)
Fundação Bradesco - Holding	(27)	(56)	(1,625)
Key Management Personnel	(81,337)	(59,616)	(63,296)
Others associates	(57,354)	(30,940)	(8,910)
Other revenues	43,663	29,936	39,501
Cia. Brasileira de Meios de Pagamento (“Cielo”) – Associates	34,538	-	-
Cia. Brasileira de Soluções e Serviços - Alelo - Joint venture	9,125	29,936	39,501
Other expenses	(112,029)	(120,623)	(117,222)
Fidelity Processadora e Serviços S.A. – Associates	(109,896)	(118,577)	(115,403)
Others associates	(2,133)	(2,046)	(1,819)

           F -140     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

a) Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•      The annual grand total amount of management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•      The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2014, the maximum amount of R$ 355,100 thousand (2013 - R$ 337,100 thousand) was set for Management compensation and R$ 354,600 thousand (2013 - R$ 332,100 thousand) to finance defined contribution pension plans. The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution nº 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term benefits for management

	R$ thousand
	Years ended December 31
	2014	2013	2012
Salaries	319,743	326,132	336,912
INSS contributions	71,611	73,123	75,510
Total	391,354	399,255	412,422

Post-employment benefits

	R$ thousand
	Years ended December 31
	2014	2013	2012
Defined contribution supplementary pension plans	322,726	322,926	324,132
Total	322,726	322,926	324,132

The Organization has no long-term benefits for the termination of employment contracts or for remuneration based on shares for its key management personnel.

Other information

a)   Under current law, financial institutions are not allowed to grant loans or advances to:

(i)      Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

(ii)     Individuals or corporations that own more than 10% of their capital; and

(iii)    Corporations in which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10% of equity.

Bradesco F - 141

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Therefore, no loans or advances are granted by the financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

b)   Equity participation

Together, members of the Board of Directors and Board of the Executive Officers had the following shareholding in Bradesco:

	December 31
	2014	2013
Ordinary shares	0.7%	0.7%
Preferred shares	1.0%	1.0%
Total shares (1)	0.9%	0.9%

(1)  In 2014, direct and indirect shareholding of the members of Board of Directors and Board of Executive Officers totaled 3.0% of ordinary shares, 1.1% of preferred shares and 2.0% of all shares (2013 – 3.1% of ordinary shares, 1.1% of preferred shares and 2.1% of all shares).

41)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments, based on the final maturity:

	R$ thousand
	December 31
	2014	2013
Commitments to extend credit (1)	182,514,948	157,805,486
Financial guarantees (2)	72,069,547	67,586,244
Letters of credit for imports	304,917	735,505
Total	254,889,412	226,127,235

(1)     Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(2)     Refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other credit operations. Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other credit operations.

           F -142     IFRS – International Financial Reporting Standards – 2014

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

42)  New standards and amendments and interpretations of existing standards

a)   Standards, amendments and interpretations of existing standards

•      Amendment to IAS 32 - Financial Instruments: Presentation - This amendment clarifies the concept of offsetting of financial instruments in the consolidated statement of financial position.

•      Amendment of IFRS 10, 12 and IAS 27 - Consolidated financial statements, disclosure of interests in other entities and separate Financial Statements - includes new requirements for investment entities that have investments in funds in order to obtain a return of capital appreciation and / or investment income.

•      Amendment to IAS 36 - Impairment of Assets - This change includes new disclosure requirements regarding measurements of the recoverable amounts of assets, mainly due to the adoption of IFRS 13 - Fair Value Measurement.

b)   Standards, amendments and interpretations of existing standards in future periods

•      IFRS 9 Financial Instruments: Recognition and Measurement – The principal changes in IFRS 9 in comparison with IAS 39 are: (i) all of the financial assets are initially measured at fair value ; (ii) the standard divides all of the financial assets that are presently within the scope of IAS 39 into two measurement types: amortized cost and fair value; (iii) the categories of available for sale and held to maturity of IAS 39 were eliminated; and (iv) the concept of built-in derivatives of IAS 39 was eliminated by the concepts of IFRS 9.

•      IFRS 15 – Revenue from Contracts with Customers – requires that revenue is recognized so as to reflect the transfer of goods or services to the client for an amount that represents the company’s expectation of having rights to these goods or services by way of consideration. IFRS 15 replaces IAS 18, IAS 11, and related interpretations (IFRICS 13, 15 and 18), and shall be applicable from January 1, 2017. Any possible impacts arising from adopting these changes are being assessed.

•      IAS 19 (R1) – Employee Benefits – the entity should take into account the contributions by employees and third parties in the recording of defined benefit plans. It is effective for years beginning after July 1, 2014 and its early adoption is allowed by IASB. No material impacts arising from this change were identified for the consolidated financial statements.

c)   Other standards, amendments and interpretations

  On May, 2014, Law no 12973/14 was published, which converted Provisional Measure no 627/13. This Law amends the Federal Tax Legislation regarding Corporate Income Tax - IRPJ, the Social Contribution on Net Profits - CSLL, the Contribution to PIS/PASEP and the Contribution to the Social Security Financing - COFINS. These are the main issues contemplated by Law no 12973/14:

•       revocation of the Transition Tax System (RTT), controlling the adjustments arising from new accounting methods and criteria following the alignment of Brazilian accounting rules to the international standards;

•     taxation of companies domiciled in Brazil, for increases in the equity of overseas subsidiaries and unconsolidated companies resulting from profit in these entities;

•     special installment payment of PIS/PASEP and COFINS Contributions.

The aforementioned Law was regulated through Normative Instructions nos 1,515/14 and 1,520/14. Our assessment shows that there will be no significant future impacts on our Consolidated Financial Statements.

Bradesco F - 143

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

  On January, 2015, Law no 13097/15 was published, which converted Provisional Measure no 656/14. Among other things, this legislation changes the limits on the deductibility criteria for credit losses on contracts past-due after October 8, 2014 (Article 9 of Law no 9430/96). The limits remain the same for contracts past-due held until October 7, 2014.

43)  Other information

The Organization sponsors structured entities through administration of investment funds and portfolio that in December 31, 2014 the net assets totalized R$ 488,730,084 thousands (2013 – R$ 435,363,444 thousands) of which R$ 173,174,851 thousands (2013 - R$ 153,665,675 thousands) were consolidated by the Organization, as it has the control over these funds, as defined by IFRS 10. The total interest received by this management of funds and portfolios, non consolidated, was R$ 1,168,787 thousands mil (2013 – R$ 830,320 thousands and 2012 – R$ 842,767 thousands).

44)  Subsequent events

There were no other events after the reporting period that need to be adjusted or disclosed in these consolidated financial statements as at December 31, 2014.

           F -144     IFRS – International Financial Reporting Standards – 2014

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
Carlos Wagner Firetti

Phone: (11) 2178-6201

Fax: (11) 2178-6215

Avenida Paulista, 1.450 – 1º andar

CEP 01310-917 – São Paulo-SP

Brazil

www,bradesco.com.br/ir

Bradesco F - 145