Form 20-F
period 2015-12-31
BANK BRADESCO
filed 2016-04-18
CIK 1160330

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2015:

2,520,694,623	Common Shares, without par value
2,508,781,030	Preferred Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act:

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

☐ Yes ☒ No

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Form 20-F

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, the terms "Bradesco," the "Company," the "Bank," the "Bradesco Group," "we,” the “Organization,” “our” and "us" refer to Banco Bradesco S.A., a sociedade anônima organized under the laws of Brazil and, unless otherwise indicated, its consolidated subsidiaries.

All references herein to "real," "reais" or "R$" refer to the Brazilian Real, the official currency of Brazil. References herein to "U.S. dollars," "dollar" and "US$" refer to United States dollars, the official currency of the United States of America (USA).

Our audited consolidated financial statements as of and for the years ended December 31, 2015, 2014 and 2013 and the corresponding notes, which are included under "Item 18. Financial Statements" of this annual report, were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We use accounting practices adopted in Brazil for financial institutions authorized to operate by the Brazilian Central Bank (Banco Central do Brasil), or the "Central Bank", for certain purposes, such as performance assessment, decision-making, preparation of reports for Brazilian shareholders, filings with the Brazilian Securities and Exchange Commission (CVM) and determining dividend and federal income tax payments.

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

References to "common share ADSs" in this annual report are related to common share American Depositary Shares, with each common share ADS representing one common share. The common share ADSs are evidenced by common share American Depositary Receipts, or common share ADRs, issued pursuant to a Deposit Agreement dated as of March 13, 2012, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of common share ADSs evidenced by common share ADRs issued thereunder (the "Common Share ADS Deposit Agreement" and, together with the “Preferred Share ADS Deposit Agreement”, the "Deposit Agreements").

References throughout this annual report to "ADSs" are to our preferred share ADSs and common share ADSs, together.

Throughout this annual report, we may indicate that certain information is available at different websites operated by us. None of the information on the websites referred to or mentioned in this annual report is part of or is incorporated by reference herein.

FORWARD‑LOOKING STATEMENTS

This annual report contains forward‑looking statements as defined in Section 27A of the Securities Act of 1933, as amended, or the "Securities Act," and Section 21E of the Securities Exchange Act of 1934, as amended, or the "Exchange Act." These statements are based mainly on our current expectations and projections of future events and financial trends that affect or might affect our business. In addition to the items discussed in other sections of this annual report, there are many significant factors that could cause our financial condition and results of operation to differ materially from those set out in our forward-looking statements, including, but not limited to, the following:

4 Form 20-F – December 2015

PART I
Form 20-F

•      current weakness in Brazilian macroeconomic conditions;

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

•      authorization from Brazilian anti-trust authorities for our acquisition of HSBC Brasil and the integration of the acquired business;

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

•      the market value of securities, particularly government securities; and

•      changes by the Central Bank and others in laws and regulations, applicable to us and our activities, including, but not limited to, those affecting tax matters.

Words such as "believe," "expect," "continue," "understand," "estimate," "will," "may," "anticipate," "should," "intend," and other similar expressions identify forward‑looking statements. These statements refer only to the date on which they were made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or any other event.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

5 Form 20-F – December 2015

3.A. Selected Financial Data
Form 20-F

3.A. Selected Financial Data

We present below our selected financial data derived from our consolidated financial statements as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, which have been prepared in accordance with International Financial Reporting Standards (IFRS) and audited by KPMG Auditores Independentes, an independent registered public accounting firm. The data as of and for the years ended December 31, 2015, 2014 and 2013, is derived from our consolidated financial statements included in this annual report. The data for the years ended December 31, 2012 and 2011 is derived from our consolidated financial statements, which are not included herein.

The following selected financial data should be read together with the "Presentation of Financial and Other Information" and "Item 5. Operating and Financial Review and Prospects."

Selected Financial Data

Year ended December 31,	US$ in thousands (1)	R$ in thousands
	2015	2015	2014	2013	2012	2011
Data from the Consolidated Statement of Income
Interest and similar income	35,698,742	127,048,252	103,893,096	90,682,625	83,031,854	82,152,096
Interest and similar expenses	(20,065,810)	(71,412,210)	(53,847,329)	(41,382,142)	(39,646,131)	(46,763,775)
Net interest income	15,632,932	55,636,042	50,045,767	49,300,483	43,385,723	35,388,321
Fee and commission income	5,017,526	17,856,873	16,759,980	14,535,723	12,757,131	10,932,237
Fee and commission expenses	(10,173)	(36,203)	(20,724)	(36,041)	(36,391)	(33,978)
Net fee and commission income	5,007,353	17,820,670	16,739,256	14,499,682	12,720,740	10,898,259
Net gains/(losses) on financial instruments classified as held for trading	(2,318,709)	(8,252,055)	(1,933,003)	(5,790,089)	2,110,112	(608,271)
Net gains/(losses) on financial assets classified as available for sale	(188,769)	(671,810)	(991,894)	(6,100,782)	1,895,974	365,302
Net gains/(losses) on foreign currency transactions	(989,939)	(3,523,095)	(1,244,680)	(1,093,597)	(1,087,595)	2,625,816
Income from insurance and pension plans	1,544,720	5,497,505	5,411,845	6,933,680	1,413,016	3,076,175
Impairment of loans and advances	(4,136,433)	(14,721,152)	(10,291,386)	(9,623,870)	(11,451,383)	(8,239,358)
Personnel expenses	(3,950,110)	(14,058,047)	(13,667,639)	(12,354,418)	(11,559,002)	(11,094,794)
Other administrative expenses	(3,855,677)	(13,721,970)	(12,971,521)	(12,151,537)	(11,803,989)	(11,380,270)
Depreciation and amortization	(826,661)	(2,942,003)	(2,932,687)	(2,740,830)	(2,488,182)	(2,117,666)
Other operating income/(expenses)	(3,649,598)	(12,988,553)	(10,223,083)	(7,622,240)	(8,674,178)	(5,106,092)
Income before income taxes and equity in the earnings of associates	2,269,109	8,075,532	17,940,975	13,256,482	14,461,236	13,807,422
Equity in the earnings of associates and joint ventures	429,360	1,528,051	1,389,816	1,062,687	980,212	803,820
Income before income taxes	2,698,469	9,603,583	19,330,791	14,319,169	15,441,448	14,611,242
Income tax and social contribution	2,426,121	8,634,322	(3,914,313)	(1,833,031)	(4,089,754)	(3,521,800)
Net income for the year	5,124,590	18,237,905	15,416,478	12,486,138	11,351,694	11,089,442
Attributable to shareholders
Controlling	5,095,087	18,132,906	15,314,943	12,395,920	11,291,570	10,958,054
Non-controlling interest	29,503	104,999	101,535	90,218	60,124	131,388

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$3.5589 per US$1.00, the Central Bank exchange rate on March 31, 2016. Such translations should not be construed as a representation that the Brazilian real amounts presented were or could be converted into U.S. dollars at that rate.

Year ended December 31,	R$, except for number of shares
	2015	2014	2013	2012	2011
Data on Earnings and Dividends per Share (1)
Earnings per share (2)
Common	3.43	2.90	2.34	2.13	2.08
Preferred	3.78	3.19	2.58	2.35	2.28
Dividends/interest on equity per share (3)
Common	1.15	0.96	0.78	0.73	0.70
Preferred	1.27	1.05	0.85	0.81	0.78
Weighted average number of outstanding shares (1)
Common	2,520,790,423	2,520,886,223	2,520,886,223	2,520,999,776	2,519,812,451
Preferred	2,510,675,124	2,514,701,048	2,515,928,218	2,518,167,013	2,517,004,933
(1) Adjusted for corporate events occurred in the periods. For more information about the company events, see "Item 9.A. Offer and Listing Details;"

(2) None of our outstanding liabilities are exchangeable for or convertible into equity securities. Therefore, our diluted earnings per share do not differ from our earnings per share. Accordingly, our basic and diluted earnings per share are equal in all periods presented; and

(3) Holders of preferred shares are entitled to receive dividends per share in an amount 10.0% greater than the dividends per share paid to common shareholders. For purposes of calculating earnings per share according to IFRS, we used the same criteria adopted for dividends per share. For a description of our two classes of shares. see "Item 10.B. Memorandum and Articles of Association."

Year ended December 31,	In US$
	2015	2014	2013	2012	2011
Dividends/interest on equity per share (1)
Common	0.29	0.36	0.33	0.36	0.37
Preferred	0.33	0.40	0.36	0.40	0.41
(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at the exchange rate disclosed by the Central Bank at the end of each fiscal year.

6 Form 20-F – December 2015

3.A. Selected Financial Data
Form 20-F
As of December 31,	US$ in thousands (1)	R$ in thousands
	2015	2015	2014	2013	2012	2011
Data from the Consolidated Statement of Financial Position
Assets
Cash and balances with banks	20,256,755	72,091,764	65,430,300	67,450,363	59,901,564	93,722,190
Financial assets held for trading	44,851,906	159,623,449	78,498,311	96,092,523	111,838,502	96,597,075
Financial assets available for sale	33,070,738	117,695,450	120,961,734	67,838,411	81,522,130	45,207,634
Investments held to maturity	11,240,428	40,003,560	25,071,031	23,069,026	3,715,673	4,110,987
Assets pledged as collateral	40,599,601	144,489,921	152,612,689	117,740,225	106,133,299	97,122,080
Loans and advances to banks	10,008,826	35,620,410	72,974,619	78,719,723	92,459,347	72,660,596
Loans and advances to customers, net of impairment	96,903,106	344,868,464	328,064,004	304,121,334	269,021,320	245,251,879
Non-current assets held for sale	350,419	1,247,106	1,006,461	832,546	532,973	445,328
Investments in associates and joint ventures	1,634,023	5,815,325	3,983,780	3,392,847	3,121,386	2,724,721
Property and equipment, net of accumulated depreciation	1,546,668	5,504,435	4,700,518	4,501,967	4,524,827	4,258,456
Intangible assets and goodwill, net of accumulated amortization	2,082,001	7,409,635	7,529,915	8,220,739	7,617,873	7,046,256
Taxes to be offset	1,915,599	6,817,427	6,130,191	5,293,116	5,294,566	4,503,040
Deferred income tax assets	12,756,155	45,397,879	28,388,183	25,661,079	17,913,529	17,051,947
Other assets	11,272,780	40,118,697	35,099,280	35,367,715	35,943,635	30,264,400
Total assets	288,489,006	1,026,703,522	930,451,016	838,301,614	799,540,624	720,966,589
Liabilities
Deposits from banks	82,582,649	293,903,391	279,940,227	243,100,373	220,943,354	204,351,800
Deposits from customers	54,654,556	194,510,100	210,031,505	216,218,057	210,774,263	216,620,050
Financial liabilities held for trading	5,435,873	19,345,729	3,315,573	1,826,382	4,049,982	747,210
Funds from securities issued	30,866,292	109,850,047	85,030,399	57,883,068	51,552,093	41,630,969
Subordinated debt	14,128,786	50,282,936	35,821,666	35,885,003	34,851,714	26,910,091
Insurance technical provisions and pension plans	48,031,959	170,940,940	146,559,220	130,329,023	118,768,720	99,112,321
Other provisions	4,317,153	15,364,317	13,864,401	13,752,577	21,021,109	17,894,158
Current income tax liabilities	781,450	2,781,104	3,602,333	3,082,976	3,288,688	2,694,395
Deferred income tax liabilities	216,960	772,138	808,178	799,824	3,091,667	2,246,508
Other liabilities	21,927,578	78,038,058	69,185,709	63,321,405	59,852,644	49,376,993
Total liabilities	262,943,258	935,788,760	848,159,211	766,198,688	728,194,234	661,584,495
Equity
Share capital	12,110,484	43,100,000	38,100,000	38,100,000	30,100,000	30,100,000
Treasury shares	(121,118)	(431,048)	(298,015)	(269,093)	(197,301)	(183,109)
Capital reserves	10,108	35,973	35,973	35,973	35,973	35,973
Profit reserves	14,026,812	49,920,020	43,765,349	34,122,503	34,189,383	26,732,531
Additional paid-in capital	19,808	70,496	70,496	70,496	70,496	70,496
Other comprehensive income	(1,124,708)	(4,002,724)	(659,501)	(1,102,887)	6,396,736	1,751,059
Retained earnings	589,146	2,096,710	1,153,439	927,314	542,422	632,096
Equity attributable to controlling shareholders	25,510,531	90,789,427	82,167,741	71,884,306	71,137,709	59,139,046
Non-controlling interest	35,217	125,335	124,064	218,620	208,681	243,048
Total equity	25,545,748	90,914,762	82,291,805	72,102,926	71,346,390	59,382,094
Total liabilities and equity	288,489,006	1,026,703,522	930,451,016	838,301,614	799,540,624	720,966,589

(1) Amounts stated in U.S. dollars have been translated from Brazilian reais at an exchange rate of R$3.5589 per US$ 1.00, the Central Bank exchange rate on March 31, 2016. Such translations should not be construed as a representation that the Brazilian real amounts presented have been or could be converted into U.S. dollars at that rate.

Exchange Rate Information

Over the past years, the exchange rate between the real and the U.S. dollar has experienced significant variation:

In 2011, the real depreciated 12.6% against the U.S. dollar, reaching R$1.8758 as of December 31, 2011. In 2012, the real depreciated 8.9% against the U.S. dollar, reaching R$2.0435 as of December 31, 2012. In 2013, the real depreciated 14.6% against the U.S. dollar, reaching R$2.3426 as of December 31, 2013. In 2014, the real depreciated 13.4% against the U.S. dollar, reaching R$2.6562 as of December 31, 2014. In 2015, the real depreciated 47.0% against the U.S. dollar, reaching R$3.9048 as of December 31, 2015.

On March 31, 2016, the exchange rate was R$3.5589 per US$1.00, a 8.9% appreciation against the U.S. dollar, when compared to December 31, 2015. Under the current floating exchange-rate system, the real may be subject to fluctuations and depreciation or appreciation against the U.S. dollar and other currencies.

7 Form 20-F – December 2015

3.B. Capitalization and Indebtedness
Form 20-F

The following table sets forth the period‑end, average and high and low selling rates reported by the Central Bank at closing, for the periods and dates indicated:

Closing Selling Rate for U.S. dollars – R$ per US$1.00
Period	Period-End	Average (1)	High (1)	Low (1)
2011	1.8758	1.6705	1.8758	1.5563
2012	2.0435	1.9524	2.1074	1.7092
2013	2.3426	2.1641	2.3725	1.9754
2014	2.6562	2.3586	2.6562	2.2025
2015	3.9048	3.3314	3.9729	2.6562
October	3.8589	3.2320	3.9729	2.6562
November	3.8506	3.2836	3.9729	2.6562
December	3.9048	3.3314	3.9729	2.6562
2016
January	4.0428	3.9738	4.0428	3.9048
February	3.9796	3.9757	4.0428	3.9048
March	3.5589	3.8715	4.0428	3.5589
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

The decrease in primary balances in recent years and the increase in net public sector debt contributed to a further deterioration in macroeconomic conditions. Other events in the past year have contributed to a further slowdown in economic activities, as such events have adversely affected the perception of risks associated with Brazil. Further, the increase in unemployment rates as a result of macroeconomic conditions created risks to banking activities (especially due to the possibility of increased default rates for individuals and corporations). Moreover, high inflation rates may lead to an increase in basic interest rates in respect of financial assets, which may impact our operations.

In 2014, the Brazilian Federal Police and the Prosecution Office commenced a series of anti-corruption investigations called "Operation Car Wash" ("Operação Lava Jato") in which, among other matters, certain officers and employees of Petróleo Brasileiro S.A. ("Petrobras"), a Brazilian state-controlled company, were accused of accepting illegal payments in order to influence commercial decisions. During the course of 2014, 2015 and 2016, these anti-corruption investigations have become wide-ranging and have given rise to various criminal proceedings, which eventually involved not only senior officers and employees of Petrobras but also senior officers of companies in the Brazilian construction sector. In the U.S., the SEC and the U.S. Department of Justice are also conduting their own investigations into a number of these allegations. The high-profile nature of these investigations may have momentarily harmed the reputation of Brazil, which could reduce investor confidence, making it more difficult for companies located in Brazil to obtain financing. We cannot predict how long the anti-corruption investigations will continue, or how significant the effects of the anti-corruption investigations may be for the Brazilian economy. If uncertainty surrounding the Brazilian economy continues, or if there is a material reduction in investor confidence as a result of these investigations, the results of our operations may be adversely affected.

8 Form 20-F – December 2015

3.D. Risk Factors
Form 20-F

In addition, our subsidiary Banco Bradesco BBI S.A. (“Bradesco BBI”) is a party to certain legal and administrative proceedings filed against Petrobras and other defendants, due to its role as underwriter in a note offering of Petrobras. We or our subsidiaries may become a party to other legal and/or administrative proceedings against Petrobras or other companies which have not yet been filed. A negative outcome of these ongoing legal proceedings or any new legal proceedings may harm our reputation and may adversely affect our financial condition and our results of operations.

The continuation of any of, or combination of, these factors may lead to a further slowdown in GDP growth, which may have an adverse effect on our financial condition and our results of operations.

The government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the government and volatile economic cycles.

In the past, the government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the government may take in response to the current or future Brazilian economic situation or how government intervention and government policies will affect the Brazilian economy and our operations and revenues.

Our operations, financial condition and the market price of our shares, preferred share ADSs and common share ADSs may be adversely affected by changes in certain policies related to exchange controls, tax and other matters, as well as factors such as:

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

•      decreases in wage and income levels;

•      increases in unemployment rates;

•      macroprudential measures;

•      inflation;

•      allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to the "Operation Car Wash" investigation; and

•      other political, diplomatic, social and economic developments within and outside of Brazil that affect the country.

Changes in, or uncertainties regarding the implementation of, the policies listed above could contribute to economic uncertainty in Brazil, thereby increasing the volatility of the Brazilian securities market and reducing the value of Brazilian securities traded abroad.

Historically, the country’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and heightened volatility in the securities issued abroad by companies based in Brazil.

9 Form 20-F – December 2015

3.D. Risk Factors
Form 20-F

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a result of the global crisis, the Brazilian real started to weaken in mid-2011. This trend accelerated in the last four years and early 2016. The weaker currency made some local manufacturers (particularly exporters) more competitive but also made managing economic policy, particularly inflation, increasingly difficult, even with a slowdown in growth. A weaker real also adversely impacts companies based in Brazil with U.S. dollar indexed to- and/or denominated debt.

As of December 31, 2015, the net exposure in relation to our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 3.3% of our total assets. If the Brazilian currency devaluates or depreciates, we risk losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar denominated long term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. Accordingly, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our shares, preferred share ADSs and common share ADSs, even if the value of the liabilities has not changed in their originated currency. In addition, our lending operations depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

Conversely, when the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, such as the U.S. dollar, and we may experience decreases in our liabilities denominated in, or indexed to, foreign currencies, as the liabilities and assets are translated into reais. Therefore, if our monetary assets denominated in, or indexed to, foreign currencies significantly exceed our liabilities denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large appreciation of the Brazilian currency could materially and adversely affect our financial results even if the value of the monetary assets has not changed in their originated currency.

If Brazil experiences substantial inflation in the future, our revenues and our ability to access foreign financial markets may be reduced.

Brazil has, in the past, experienced extremely high rates of inflation. Inflation and governmental measures to combat inflation had significant negative effects on the Brazilian economy and contributed to increased economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets, which may have an adverse effect on us.

The memory of, and potential for inflation, is still present, despite the monetary stability achieved in the mid-1990s, which intensified after 1999 as a result of the adoption of inflation targeting norms. There are still concerns that inflation levels might rise again in the future. Current economic policy in Brazil is premised on a monetary regime which the Central Bank oversees in order to assure that the effective rate of inflation keeps in line with a predetermined and previously announced target. In 2015, Brazil’s rates of inflation reached 10.7%, while in 2014 rates of inflation reached 6.4%, and in 2013 reached 5.9%, as measured by the Extended Consumer Price Index - “IPCA” (Índice Nacional de Preços ao Consumidor Amplo).

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

Future government actions, including the imposition of taxes, intervention in the foreign exchange market and actions to adjust or fix the value of the real, as well as any GDP growth beyond expected levels may trigger increases in inflation. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial markets and may lead to counter-inflationary policies that may have an adverse effect on our business, financial condition, results of operations and the market value of our shares, preferred share ADSs and common share ADSs.

10 Form 20-F – December 2015

3.D. Risk Factors
Form 20-F

Changes in base interest rates by the COPOM may materially adversely affect our margins and results of operations.

The COPOM establishes the base interest rates for the Brazilian banking system (SELIC). The base interest rate was 14.25%, 11.75% and 10.0% per annum (“p.a.”) as of December 31, 2015, 2014 and 2013, respectively. Changes in the base interest rate may adversely affect our results of operations as we have assets and liabilities indexed to the SELIC. At the same time, high base interest rates may increase the likelihood of customer delinquency, due to the deceleration in the economic activity. Similarly, low base interest rates may increase the leverage of borrowers, generating additional risk to financial system.

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

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of issuers based in Brazil. Crises in other emerging market countries may diminish investor interest in securities of issuers based in Brazil, including ours, which could adversely affect the market price of our shares, preferred share ADSs and common share ADSs.

The global financial crisis has had significant consequences worldwide, including in Brazil, such as capital markets volatility, unavailability of credit, higher interest rates, a general slowdown of the world economy and volatile exchange rates, among others, which had, and may continue to have in the future, directly or indirectly, an adverse effect on our business, financial condition, results of operations, the market price of securities of issuers based in Brazil, including ours, and our ability to finance our operations.
Risks relating to us and the Brazilian banking industry

It may take longer than we expect for us to receive the authorization from the Brazilian anti-trust authorities for our acquisition of HSBC Brasil or we may not be able to successfully integrate the acquired business of HSBC Brasil.

On August 3, 2015, we announced to the market that we had entered into a share purchase and sale agreement with HSBC Latin America Holdings for the acquisition of its Brazilian operations (“HSBC Brasil”). The acquisition was approved by the Central Bank on December 31, 2015 and, as of the date of this annual report, the acquisition is pending approval by the Brazilian anti-trust authorities.

The acquisition and the integration of HSBC Brasil involves certain risks including the risk that:

•      in integrating new networks, information systems, personnel, financial and accounting systems, risk and other management systems, financial planning and reporting, products and customer bases into our existing business, we may run into difficulties or unexpected costs and place additional demands on our Senior Management, information systems, head office and back office operations and marketing resources;

•      unexpected events may occur, such as asset losses and/or recognition of liabilities or contingencies relating to the acquired business;

•      antitrust and other regulatory authorities may impose restrictions or limitations on the terms of the acquisition, require disposition of certain assets or businesses or withhold their approval of the transaction; and

•      delays in the integration process may cause us to incur greater operating expenses than expected with respect to the acquired business.

11 Form 20-F – December 2015

3.D. Risk Factors
Form 20-F

In addition, the expected operation and financial synergies and other benefits from the acquisition may not be fully achieved. If we fail to achieve the business growth opportunities and other benefits from this acquisition, or incur greater integration costs than we have estimated, our results of operations and financial condition may be adversely affected.

We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

Our loans and advances portfolio has grown over recent years. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have payments falling due for a short period of time after their origination. Levels of past due loans are normally higher among our individual clients than our corporate clients.

As of December 31, 2015, our provision for impairment of loans and advances increased by 20.5% when compared to December 31, 2014, while our portfolio of loans and advances to customers grew by 6.1% over that same period.

As of December 31, 2014, our provision for impairment of loans and advances increased by 6.4% when compared to December 31, 2013, while our portfolio of loans and advances to customers grew by 7.8% over that same period.

In 2015, our delinquency ratio increased to 4.1%, due to the weakening economic environment in the period. In 2014 and 2013 and, our delinquency ratios, calculated based on information prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”), which is defined as the total operations overdue for over 90 days in relation to the total portfolio of loans and advances, remained stable at 3.5%.

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

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our principal areas of operation from other large banks and insurance companies, both public and private based in Brazil and internationally.

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

12 Form 20-F – December 2015

3.D. Risk Factors
Form 20-F

Losses on our investments in financial assets held for trading and available for sale may have a significant impact on our results of operations and are not predictable.

The value of certain of our investments in financial assets may decline significantly due to volatile financial markets and may fluctuate over short periods of time. As of December 31, 2015, investments in financial assets held for trading and available for sale represented 27.0% of our assets, and realized gains and losses or unrealized gains and losses for financial assets held for trading and available for sale have had and may continue to have a significant impact on the results of our operations.The amounts of such gains and losses, which we record when investments in financial assets are sold, or in certain limited circumstances when they are recognized at fair value, may fluctuate considerably from period to period. The level of fluctuation depends, in part, upon the fair value of the financial assets, which in turn may vary considerably, and our investment policies. We cannot predict the amount of realized gain or loss for any future period, and our Management believes that variations from period to period have no practical analytical value. Furthermore, any gains on our investment portfolio may not continue to contribute to net income at levels consistent with recent periods, and we may not successfully realize the appreciation in our consolidated investment portfolio or any portion thereof.

We may incur losses associated with counterparty exposures.

We face the possibility that a counterparty will be unable to honor its contractual obligations. These counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, as a result of entering into swap or other derivative contracts under which counterparties have obligations to make payments to us, executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Such counterparty risk is more acute in complex markets where the risk of failure of counterparties is higher.

Our trading activities and derivatives transactions may produce material losses.

We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value, which may generate losses. In addition, we enter into derivatives transactions to manage our exposure to interest rate and exchange rate risk. Such derivatives transactions are designed to protect us against increases or decreases in exchange rates or interest rates.

The government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies, including our banking and insurance operations, are subject to extensive and continuous regulatory review by the government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•      minimum capital requirements;

•      compulsory deposit/reserve requirements;

•      fixed assets investment limitations;

•      lending limits and other credit restrictions;

•      accounting and statistical requirements;

•      minimum coverage; and

•      mandatory provisioning policies.

The regulatory structure governing banks and insurance companies based in Brazil is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

In particular, the government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments. Regulations issued by the Central Bank are not subject to a legislative process. Therefore those regulations can be enacted and implemented in a very short period of time, thereby affecting our activities in sudden and unexpected ways.

13 Form 20-F – December 2015

3.D. Risk Factors
Form 20-F

A majority of our common shares are held, directly and indirectly, by one shareholder and none of our board members are independent; accordingly, their interests may conflict with those of our other investors.

As of December 31, 2015, Fundação Bradesco directly and indirectly held 56.7% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s by-laws, members of our Diretoria Executiva, or of our Board of Executive Officers that have been working with us for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The Board of Trustees has no other members.

Our Board of Directors has 8 members, none of whom are considered independent in accordance with the criteria included in Brazilian Corporate Law, which provides that only individuals may be appointed to a company's board of directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors. As a result, the interests of our Board of Directors may not always be in line with the interests of our common shareholders and these holders do not have the same protections they would have if most of the directors were independent. Furthermore, our directors are associated to Fundação Bradesco and circumstances may arise in which the interests of Fundação Bradesco, and its associates, conflict with our other investors’ interests.

Fundação Bradesco and our Board of Directors could make decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions, which may be contrary to the interests of holders of common shares and have a negative impact on the interests of holders of common shares. For more information on our shareholders, see “Item 7.A. Major Shareholders”.

Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil are required to abide by.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•      a portion of our compulsory deposits with the Central Bank do not bear interest; and

•      a portion of our compulsory deposits must finance a federal housing program, the Brazilian rural sector, low income customers and small enterprises under a program referred to as a "microcredit program."

Rules related to compulsory deposits have been changed from time to time by the Central Bank, as described in "Item 4.B. Business Overview - Deposit-taking activities".

As of December 31, 2015, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$54.8 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us. For further information on compulsory deposits, see "Item 4.B. Business Overview- Deposit - taking activities".

Changes in taxes and other fiscal assessments may adversely affect us.

The government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing portfolio of loans and advances.

14 Form 20-F – December 2015

3.D. Risk Factors
Form 20-F

The Brazilian Constitution used to establish a ceiling on loan interest rates and if the government enacts new legislation with similar effect in the future, our results of operations may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% p.a. ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the Brazilian Supreme Court (STF) in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts were made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (EC 40/03) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian constitution. This amendment allows the Brazilian Financial System, to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of Law No. 10,406/02, as amended, (the “Civil Code”), unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the National Treasury Office (Tesouro Nacional). There is currently an uncertainty as to whether such base rate which is referred to in the Civil Code is: (i) the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia) rate, which we call the “SELIC” rate, the base interest rate established by COPOM, which was 14.25% p.a. as of December 31, 2015 and, on March 31, 2016, was also 14.25% p.a. or (ii) the 12.0% a.a. rate established in Article 161, paragraph 1, of Law No. 5,172, of October 25, 1966, as amended (“Brazilian Tax Code”), which is the default interest rate due when taxes are not paid on time.

Any substantial increase or decrease in the interest rate ceiling could have a material effect on the financial condition, results of operations or prospects of financial institutions based in Brazil, including us.

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

Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims, underwriting and reserving assumptions and the related provisions may have an adverse effect on us.

The results of our operations significantly depend upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks) or changes in mortality and morbidity rates as a result of advances in medical technology and longevity, among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that actual claims are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and results of operations.

We are jointly liable for claims of our customers if our reinsurers fail to meet their obligations under the reinsurance contracts.

The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers' insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain liable to our policyholders.

15 Form 20-F – December 2015

3.D. Risk Factors
Form 20-F

A failure in, or breach of, our operational, security or technology systems could temporarily interrupt our businesses, increasing our costs and causing losses.

Although we have high profile information security controls, and continue to invest in the infrastructure, operations and crisis management in place, our data processing systems, operating systems, and business, financial, accounting, or other systems and facilities may stop operating properly for a limited period of time or become temporarily disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as: electrical or telecommunications outages; breakdowns, systems failures or other events affecting third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or service providers; events arising from local and larger-scale political or social matters and cyber attacks.

Due to the nature of our operations, we heavily depend on technology, and therefore are exposed to viruses, malicious software and other forms of cyber attacks, which may unexpectedly impair the operation of systems that manage and store sensitive and/or confidential information on our operations.

We and other financial institutions have already experienced attacks on computer systems. Although we have to date not experienced any material loss of data from these attacks, it is possible, given the use of new technologies and increasing reliance on the Internet, the varying nature of such attacks, that we may not be able to effectively anticipate and prevent such attacks in the future.

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

The Brazilian Supreme Court (Supremo Tribunal Federal, or “STF”), which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding on whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Cruzado, Bresser, Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013, but was recently interrupted. According to the institutions representing the account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should be required to indemnify the account holders for the non-adjustment of those amounts.

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

The voting rights of preferred share ADS holders and common share ADS holders are governed by the Deposit Agreements. Those Deposit Agreements provide that the depositary bank shall mail voting instructions to holders only if we authorize and direct the depositary bank to do so. If we do not provide that authorization and direction to the depositary bank, holders of preferred share ADSs and common share ADSs will not be able to vote at our meetings, unless they surrender their preferred share ADSs or common share ADSs and receive the underlying preferred shares or common shares, as applicable, in accordance with the terms of the applicable Deposit Agreement.

In addition, there are practical limits on the ability of preferred share ADS and common share ADS holders to exercise any vote due to the additional procedural steps involved in communicating with such holders. For example, our shareholders will either be notified directly or through notification published in Brazilian newspapers and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. In contrast, preferred share ADS holders and common share ADS holders will not receive notice directly from us and cannot vote in person at the meeting. Instead, in accordance with the Deposit Agreements, the depositary bank will, if authorized and directed by us, send any notice of meetings of holders received by it from us to holders of preferred share ADSs and common share ADSs, together with a statement as to the manner in which voting instructions may be given by holders. To exercise any such ability to vote, preferred share ADS and common share ADS holders must then instruct the depositary bank how to vote with the shares represented by their preferred share ADSs or common share ADSs. Because of this extra step involving the depositary bank, if and when we authorize and direct the depositary bank to mail voting information to preferred share ADS holders and common share ADS holders, the process for voting will take longer for preferred share ADS and common share ADS holders than for holders of our shares. Preferred share ADSs and common share ADSs for which the depositary bank does not receive voting instructions in good time will not be able to vote at a meeting.

16 Form 20-F – December 2015

3.D. Risk Factors
Form 20-F

Under Brazilian corporate law, holders of preferred shares have limited voting rights, accordingly, holders of preferred share ADSs will have similar limitations on their ability to vote.

Under Brazilian corporate law (Law No. 6,404/76, as amended by Law No. 9,457/97 and Law No. 10,303/01, which we refer to collectively as "Brazilian Corporate Law") and our Bylaws, holders of our preferred shares are not entitled to vote at our shareholders' meetings, except in limited circumstances (see "Item 10.B. Memorandum and Articles of Association – Organization – Voting Rights," for further information on voting rights of our shares). As such, in contrast to holders of common shares, holders of preferred shares are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

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

Investing in securities that trade in emerging markets such as Brazil often involves greater risk than investing in securities of issuers in more developed countries, and these investments are generally considered more speculative in nature. The Brazilian securities market is substantially smaller and less liquid than major securities markets, such as the United States, and may be more volatile. Although you are entitled to withdraw our shares underlying the preferred share ADSs and common share ADSs from the depositary bank at any time, your ability to sell our shares underlying the preferred share ADSs and common share ADSs at a price and time acceptable to you may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets such as the United States or other countries. The ten largest companies in terms of market capitalization accounted for 51.5% of the aggregate market capitalization of the Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in December 2015.

Our shares, preferred share ADSs and common share ADSs are not entitled to a fixed or minimum dividend.

 Holders of our shares and, consequently, our preferred share ADSs and common share ADSs are not entitled to a fixed or minimum dividend. Pursuant to the Deposit Agreements, if the depositary (as holder of the common shares and preferred shares underlying the common share ADSs and preferred share ADSs,) receives any cash dividend or distribution from us, it shall distribute a corresponding U.S. dollar amount, net of depositary fees and certain withholding tax adjustments as described in the Deposit Agreements, to holders of our common share ADSs and preferred share ADSs as promptly as practicable. However, if we do not pay dividends to holders of our common shares or preferred shares then there will be no payment of dividends to holders of our common share ADSs or preferred share ADSs.

Pursuant to our Bylaws, our preferred shares are entitled to dividends 10.0% higher than those of our common shares. Although under our current Bylaws we are obligated to pay our shareholders at least 30.0% of our annual adjusted net income, the shareholders attending our annual general shareholders’ meeting may decide to suspend this mandatory distribution of dividends if the Board of Directors advises that payment of the dividend is not compatible with our financial condition. Neither our Bylaws nor Brazilian law

17 Form 20-F – December 2015

3.D. Risk Factors
Form 20-F

specify the circumstances in which a distribution would not be compatible with our financial condition, and our controlling shareholders have never suspended the mandatory distribution of dividends. However, Brazilian law provides that a company need not pay dividends if such payment would endanger the existence of the company or harm its normal course of operations.

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

Although Brazilian Corporate Law imposes restrictions on insider trading and price manipulation, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or markets in certain other jurisdictions. In addition, in Brazil, self‑dealing and the preservation of shareholder interests may be less heavily regulated and what regulations are in place may not be as strictly enforced in Brazil as in the United States, which could potentially disadvantage you as a holder of our shares underlying preferred share ADSs and common share ADSs. For example, compared to Delaware general corporation law, Brazilian Corporate Law and practices have less detailed and well‑established rules and judicial precedents relating to review of management decisions under duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Delaware companies must hold 5.0% of the outstanding share capital of a corporation to have valid standing to bring shareholder derivative suits, while shareholders in companies based in Brazil do not normally have valid standing to bring a class action.

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

Sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of our shares, preferred share ADSs and common share ADSs, by diluting their value. If we issue new shares or our existing shareholders sell the shares they hold, the market price of our shares and therefore the market price of our preferred share ADSs and common share ADSs, may decrease significantly.

Payments on the preferred share ADSs and common share ADSs may be subject to U.S. withholding under FATCA.

The United States has enacted rules, commonly referred to as “FATCA,” that generally impose a new reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. The United States has entered into an intergovernmental agreement regarding the implementation of FATCA with Brazil (the “IGA”). Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the preferred share ADSs or common share ADSs to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the preferred share ADSs or common share ADSs in the future. Prospective investors should consult their own tax advisors regarding the potential impact of FATCA. For more information about FATCA, see "Item 4.B. Business Overview-Regulation and Supervision."

18 Form 20-F – December 2015

ITEM 4. INFORMATION ON THE COMPANY
Form 20-F

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We are a sociedade anônima organized under the laws of Brazil. Our headquarters are in Cidade de Deus, Vila Yara, 06029‑900, Osasco, São Paulo, Brazil, and our telephone number is (55-11) 3684-4011. Our New York Branch is located at 450 Park Avenue, 32nd and 33rd floors, New York 10022.

We were founded in 1943 as a commercial bank under the name "Banco Brasileiro de Descontos S.A." In 1948, we began a period of aggressive expansion, which led to our becoming the largest private‑sector (non‑government‑controlled) commercial bank in Brazil by the end of the 1960s. We expanded our activities nationwide during the 1970s and became well established in both urban and rural markets in Brazil. In 1988 we merged with our real estate finance, investment bank and consumer credit subsidiaries to become a multiple service bank and changed our name to “Banco Bradesco S.A.”

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

Currently, we are one of the largest banks in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad to individuals, large, mid‑sized and small companies and major local and international corporations and institutions. Our products and services

19 Form 20-F – December 2015

4.A. History and Development of the Company
Form 20-F

comprise banking operations such as loans and advances and deposit‑taking, credit card issuance, purchasing consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services.

As of December 31, 2015, we had, on a consolidated basis:

•   R$1.0 trillion in total assets;

•   R$370.3 billion in total loans and advances to clients;

•   R$195.8 billion in total deposits;

•   R$90.9 billion in equity, including non-controlling interest;

•   R$170.9 billion in technical reserves for our insurance and pension plan business;

•   R$58.3 billion in foreign trading financing;

•   44.2 million insurance policyholders;

•   26.0 million checking account holders;

•   60.1 million savings accounts;

•   3.2 million capitalization bonds holders;

•   2.4 million pension plan holders;

•   1,562 Brazilian corporate groups and multinational companies in Brazil as ”Corporate” customers;

•   an average of 30.3 million daily transactions, including 1.5 million in our 4,507 branches and 28.8 million through Digital Channels, such as Bradesco Celular, Internet, Automatic Teller Machines, or ATMs, and telephone (Fone Fácil);

•      a nationwide network consisting of 4,507 branches and 4,247 service centers and electronic in-company service centers, 31,527 ATMs of our own network, and 18,940 ATMs under the Banco24Horas brand for cash withdrawals, obtaining statements and account balance information, loans, collections, transfers between Bradesco accounts and accounts at other banks, consultation of proof of wages, consultation of checks paid and cleared, proof of life to National Social Security Institute (“INSS” - Instituto Nacional do Seguro Social) and pre-paid card services. As of December 31, 2015, we had 92,861 employees. For more information on our employees, see “Item 6.D. Employees;” and

•   a total of three branches and eleven subsidiaries located in New York, London, the Cayman Islands, Tokyo, Buenos Aires, Luxembourg, Hong Kong and Mexico.

20 Form 20-F – December 2015

4.A. History and Development of the Company
Form 20-F

Recent acquisitions

In July 2015, we signed a purchase contract for the acquisition of 100% of the share capital of HSBC Brasil. With the acquisition, we will take over all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all branches and clients.The agreed price is approximately US$5.2 billion and will be adjusted by HSBC Brasil shareholders’ equity variation as from December 2014 and will be paid on the date of completion of the transaction.The acquisition allows us to gain in scale and optimize our platforms, while increasing national coverage, consolidating our leadership in the number of branches in several states, and strengthening our presence in the high-income segment. The acquisition will also enable us to expand our operations, increasing the range of products that are offered in Brazil, especially in the insurance, credit card and asset management segments. The Central Bank approved the acquisition in December 2015. The conclusion is subject to the approval of other regulatory agencies, and our compliance with other legal formalities.

In January 2014, Bradesco Saúde S.A. (“Bradesco Saúde”) concluded a transaction to indirectly acquire a 6.5% interest in the equity and voting capital of Odontoprev S.A., disclosed to the market in October 2013. As a result of this acquisition, Bradesco Saúde raised its interest in the equity and voting capital of Odontoprev S.A. (“Odontoprev”), from 43.5% to approximately 50.0%. Odontoprev was already being consolidated based on control obtained through its shareholders agreement.

Other strategic alliances

In July 2014, we, together with Banco do Brasil, Itaú Unibanco, Banco Santander, HSBC Brasil, Caixa Econômica Federal (“Caixa”) and Banco Citibank, signed a new shareholders’ agreement with Tecban, which establishes the consolidation of their external customer-service network by the Banco24horas Network. This agreement was approved by the relevant regulatory agencies and became effective in November 2014.

In July 2014, we announced the formalization of a strategic partnership with IBM Indústria Máquinas e Serviços Ltda. (“IBM”). Following execution of this agreement, the hardware and software supporting activities, currently provided by Scopus Tecnologia Ltda. (“Scopus Serviços”), will now be provided by IBM, which will take over the operational structure of Scopus Serviços and all supporting and maintenance agreements signed between Scopus Serviços and their other customers.

The information technology solution and innovation advisory activities currently developed by Scopus Serviços will now be served by Scopus Soluções em TI S.A., (“Scopus Soluções”) whose capital stock will continue to be fully held by us, which, in turn, will continue to hold the ownership of the Scopus brand.

In May 2014, we, together with, Banco do Brasil incorporated a company named Livelo S.A. (“LIVELO”), whose purpose is to exploit a coalition rewards program, enabling customers to earn and redeem points from a number of partners.

In April 2014, we, together with Banco do Brasil, via our joint venture Companhia Brasileira de Soluções e Serviços (“CBSS”), and in partnership with Cielo, created the company STELO S.A. (“STELO”), an electronic payment company responsible for managing, operating and exploring the payment facilitator industry geared towards e-commerce, as well towards digital portfolio businesses.

Bradesco Asset Management (“BRAM”) has developed important alliances with internationalization as part of its strategy, expanding the number of fund platforms through which our products are distributed in the European, Latin American and Asian markets. We have entered into advisory agreements for the offering of global equity funds, with a focus on Europe, Latin America (less Brazil), Australasia and recently Japan. In the United States, by means of its BRAM US LLC subsidiary, BRAM has been marketing funds directed at US investors. In Japan MUAM - Mitsubishi UFJ Asset Management, our partner, offers retail investors Fixed Income Funds and Equity Funds to invest in the Brazilian market. In Europe, BRAM offers overseas investors funds domiciled in Luxemburg with different strategies under the Bradesco Global Funds family, launched in 2009 with a sales team based in London.

Business strategy

The key elements of our strategy are: (i) consolidating and expanding our position as one of the leading financial institutions and insurance providers in Brazil; (ii) maximizing shareholder value; and (iii) maintaining high corporate responsibility and sustainability standards.

We intend to pursue the following strategies to reach these goals:

21 Form 20-F – December 2015

4.A. History and Development of the Company
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

To complement our organic growth strategy, we constantly seek opportunities for strategic alliances and selective acquisitions to consolidate our position as one of the leading financial institutions in Brazil and to expand our presence in growth markets such as consumer financing, investment banking, broker dealing and insurance. We believe our strategic partnership with Banco do Brasil and Caixa in relation to credit, debit and pre-paid cards for checking account holders and non-account holders is an example of such a growth opportunity. Similarly, our merger with Odontoprev S.A. has increased our presence in the segment of dental care plans enabling us to consolidate our leadership position in the insurance market. We will continue to focus on asset quality, potential operating synergies, sale and acquisition of know-how to maximize return for our shareholders.

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

22 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

4.B. Business Overview

We operate and manage our business through two segments: (i) the banking segment; and (ii) the insurance, pension plans and capitalization bond segment.

The data for these segments was compiled from reports prepared for Management to assess performance and make decisions on allocating funds for investments and other purposes. Management uses various data, including financial data in conformity with accounting practices adopted in Brazil ("BR GAAP") and non-financial metrics compiled on different bases. Hence, the segment data were prepared under BR GAAP and the consolidated financial statements were compiled under IFRS. For further information on differences between the results on a consolidated basis and by segment, see "Item 5.A. Operating Results - Results of operations for the year ended December 31, 2015 compared with the year ended December 31, 2014” and "Item 5.A. Operating Results - Results of operations for the year ended December 31, 2014 compared with the year ended December 31, 2013.”

As of December 31, 2015, according to the sources cited in parentheses below, we were:

•      one of the leading banks in terms of savings deposits, with R$91.9 billion, accounting for 13.8% of Brazil's total savings deposits (Central Bank);

•      one of the leaders in BNDES onlending, with R$8.1 billion in disbursements (BNDES);

•      the leader in volume of bank payment processing and collection services in Brazil (Central Bank);

•      one of the leaders in automobile financing loans, with a market share of 13.3% (Central Bank);

•      the leading bank in benefit payments from the INSS, with over 8.9 million INSS retirees, beneficiaries and other pensioners, accounting for 27.5% of the total number of INSS beneficiaries (INSS);

•      one of the leaders in leasing operations in Brazil, with an outstanding amount of R$3.1 billion; through our subsidiary Bradesco Leasing S.A. Arrendamento Mercantil, or “Bradesco Leasing” (ABEL);

•      one of the leaders in the asset management industry, through our subsidiaries BRAM, with R$395.8 billion in assets under management; and BEM Distribuidora de Títulos e Valores Mobiliários Ltda., or “BEM DTVM,” specialized in trust, custody and controllership of asset management services, with R$158.8 billion in assets under management (ANBIMA);

•      the leader in number of outstanding purchasing consortium quotas, through our subsidiary Bradesco Administradora de Consórcios Ltda., or “Bradesco Consórcios”, with 1,194,015 quotas in three segments, including: (i) automobiles, with 914,039 quotas; (ii) real estate, with 231,464 quotas, and (iii) trucks/tractors/machinery and equipment, with 48,512 quotas (Central Bank); and

•      the largest company operating in the Brazilian insurance market, operating in all lines of this segment, with a 25.5% market share (SUSEP/ANS), through Grupo Bradesco Seguros, which mainly comprises: Bradesco Seguros S.A., or “Bradesco Seguros” and its subsidiaries: (i) Bradesco Vida e Previdência S.A., or “Bradesco Vida e Previdência;” (ii) Bradesco Capitalização S.A., or “Bradesco Capitalização;” (iii) Bradesco Auto/RE Companhia de Seguros S.A., or “Bradesco Auto/RE;” and (iv) Bradesco Saúde S.A., or “Bradesco Saúde.” The Group’s total revenues in 2015 were R$64.6 billion in insurance premiums, pension plan contributions and capitalization bond income.

The main awards and acknowledgments that we received in 2015 are as follows:

•      Best Brazilian Bank in the 2015 edition of The Banker Awards (The Banker / Financial Times);

•      Most Valuable Bank Brand in Latin America, according to a survey conducted by consultancy firm BrandAnalytics of Millward Brown for the 2015 edition of BrandZ Top 50 Most Valuable Latin American Brands. It also appears in fourth place in the general ranking among all segments with a value of US$5.2 billion;

23 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

•      Featured in three important rankings of efficiency in people management: "Best Companies to Work For in Brazil" (Guia 2015 Você S/A – The 150 Best Companies to Work For); "The best in People Management" (newspaper Valor Econômico in partnership with Aon-Hewitt); and "50 Best Psychologically Healthy Companies" (publisher Editora Gestão and RH);

•      Most Valuable Brand in the Banking Sector in Latin America and 15th in the global ranking, according to a study conducted by the magazine The Banker and by Brand Finance.

•      Best Brazilian Bank, for the fourth consecutive year, by Awards for Excellence 2015, awarded by the English magazine Euromoney;

•      Largest Private Group in the Country, with revenues of R$201.2 billion, in the ranking of Valor Econômico, created by Valor Econômico, which lists the 200 largest groups that operate in Brazil;

•      Featured, for the fifth consecutive time, in Guia Você S/A – “The Best Companies to Begin a Career” – 2015 Edition in the survey conducted by the magazine Você S/A in partnership with Fundação Instituto de Administração – FIA and Cia. de Talentos;

•      Featured among “The Best Companies for the Consumer 2015”, according to the survey Época Reclame Aqui, featured as champion in the categories, Banks and Financial Services, Cards and Insurance;

•      Featured in the 2015 edition of the yearbook Melhores e Maiores (Best and Largest) of the Exame magazine, integrating the rankings: “200 Largest Groups by Net Revenue”; “50 Largest Banks by Equity”; “100 Largest Latin American Banks by Equity”; “200 Largest Latin American Companies by Market Value”; “50 Largest Insurers by Premiums Issued”, highlighting Bradesco Saúde, the first on the list, Bradesco Vida e Previdência and Bradesco Auto/RE;

•      Highlight in the 2015 edition of the Anuário Valor 1000 (Yearbook) published by the newspaper Valor Econômico, in which, in addition to integrating the ranking of the largest Banks, it also occupies the first place among the insurers, with Bradesco Seguros, Bradesco Vida e Previdência and Bradesco Saúde;

•      Grupo Bradesco Seguros received the RA 1000 seal, which is awarded by the Reclame Aqui site to companies that provide excellent service to their clients;

•      Grupo Bradesco Seguros, for the fourth consecutive time, is the leader in the category of Insurance of the Época Negócios 360º yearbook, according to the survey conducted in partnership with Fundação Dom Cabral. Bradesco Saúde and Odontoprev obtained a placement in the upper maximum range in the Supplementary Health Performance Index (IDSS), of the Qualification of Operators program 2015 (based on 2014), organized by Agência Nacional de Saúde Suplementar - ANS (National Supplementary Health Agency); and

•      The Ombudsman Services of Bradesco and Grupo Bradesco Seguros were featured in the Prêmio Ouvidoria Brasil (Ombudsman Award) for the fourth consecutive time, among the 10 Best in the Country, in a survey of the Associação Brasileira de Ouvidores - ABO (Brazilian Association of Ombudsmen) and the Associação Brasileira das Relações Empresa-Cliente - Abrarec (Brazilian Association of Company-Client Relations), with the support from the magazine Consumidor Moderno.

Revenues per business segment

The following table summarizes our main gross revenues by segment for the periods indicated:

Years Ended December 31,	R$ in thousands
	2015	2014	2013
Banking
Loans and advances (1)	69,877,296	62,634,879	57,561,074
Fees and commissions	19,195,003	17,570,839	15,639,215
Insurance and pension plans
Premiums retained from insurance and pension plans	58,760,780	50,454,983	44,887,215
(1) Includes industrial loans, financing under credit cards, overdraft loans, trade financing and foreign loans.

For further details of our segments, see Note 5 of our consolidated financial statements in "Item 18. Financial Statements."

24 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

We do not break down our revenues by geographic regions within Brazil, and less than 3.0% of our revenues come from international operations. For more information on our international operations, see "International banking services."

Banking

In our banking segment, we offer a range of banking products and services to our clients including deposit-taking, granting of loans and advance payments, debit and credit card services and capital market solutions, through our extensive distribution network.

We have a diverse customer base that includes individuals and small, midsized and large companies in Brazil. Historically, we have cultivated a strong presence among the broadest segment of the Brazilian market, middle- and low-income individuals.

The following table shows selected financial data for our banking segment for the periods indicated. This segment information is prepared in accordance with BR GAAP, which are the accounting practices on which the reports used by Management to assess performance and make decisions are based:

Year ended December 31,	Banking - R$ in thousands
	2015	2014	2013
Statement of Income data
Net interest income	46,934,849	43,034,717	41,600,095
Impairment of loans and advances	(16,479,985)	(10,432,347)	(9,731,376)
Other income/(expenses) (1)	(31,200,150)	(21,285,902)	(24,455,897)
Income before income taxes	(745,286)	11,316,468	7,412,822
Income tax and social contribution	12,621,169	(771,896)	789,516
Net income for the year	11,875,883	10,544,572	8,202,338
Net income attributable to controlling shareholders	11,874,609	10,532,724	8,195,099
Net income attributable to non-controlling interest	1,274	11,848	7,239
Statement of Financial Position data
Total assets	894,579,942	872,867,916	768,059,393
Selected results of operations data
Interest and similar income
Loans and advances to banks	8,031,038	8,569,988	8,898,478
Loans and advances to customers	61,846,258	54,064,891	48,662,596
Financial assets	32,283,414	24,899,632	19,225,270
Compulsory deposits with the Central Bank	4,587,412	4,277,351	3,110,877
Other financial interest income	58,905	46,598	38,671
Interest and similar expenses
Deposits from banks	(31,212,421)	(26,429,261)	(21,615,019)
Deposits from customers	(12,392,644)	(11,903,447)	(9,941,279)
Funds from securities issued	(11,597,283)	(6,703,975)	(3,646,584)
Subordinated debt	(4,669,830)	(3,787,060)	(3,132,915)
Net interest income	46,934,849	43,034,717	41,600,095
Net fee and commission income	19,195,003	17,570,839	15,639,215
Note: Inter segment transactions have not been eliminated.
(1) For additional information, see "Item 5.A. Operational Results".

25 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Products and banking services

In order to meet the needs of each client, we offer the following range of banking products and services:

•      deposit-taking with clients, including checking accounts, savings accounts and time deposits;

•      loans and advances (individuals and companies, housing loans, microcredit, onlending BNDES/Finame, rural credit, leasing, among others);

•      credit cards, debit cards and pre-paid cards;

•      cash management solutions;

•      public authority solutions;

•      asset management;

•      services related to capital markets and investment banking activities;

•      intermediation and trading services;

•      capital markets solutions;

•      international banking services;

•      import and export financing; and

•      consortiums.

Deposit-taking with clients

We offer a variety of deposit products and services to our customers mainly through our branches, including:

•      Non-interest-bearing checking accounts, such as:

- Easy Account (Conta Fácil) – customers have a checking account and a savings account under the same bank account number, using the same card for both accounts;

- Click Account (Click Conta) – account for minors (from 11 to 17 years of age), with exclusive website and debit card, automatic pocket money service and free online courses, among other benefits; and

- Academic Account (Conta Universitária) – low fee checking account for college students, with subsidized credit conditions, exclusive website and free online courses, among other benefits.

•      traditional savings accounts, which currently earn the Brazilian reference rate, or taxa referencial, known as the "TR," plus 6.2% annual interest in the case the SELIC rate is higher than 8.5% p.a. or TR plus 70.0% of the SELIC rate if the SELIC rate is lower than 8.5% p.a.; and

•      time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário – or "CDBs"), and earn interest at a fixed or floating rate.

As of December 31, 2015, we had 26.0 million checking account holders, 24.5 million of which were individual account holders and 1.5 million of which were corporate account holders. As of the same date, we had 60.1 million savings accounts.

The following table shows a breakdown of our deposits from customers by type of product on the dates indicated:

26 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

December 31,	R$ in thousands, except %
	2015		2014		2013
Deposits from customers
Demand deposits	23,012,068	11.8%	32,086,299	15.3%	39,633,427	18.3%
Reais	21,122,202	10.9%	31,113,116	14.8%	39,009,598	18.0%
Foreign currency	1,889,866	1.0%	973,183	0.5%	623,829	0.3%
Savings deposits	91,878,765	47.2%	92,154,815	43.9%	80,717,805	37.3%
Reais	91,878,765	47.2%	92,154,815	43.9%	80,717,805	37.3%
Time deposits	79,619,267	40.9%	85,790,391	40.8%	95,866,825	44.3%
Reais	53,932,917	27.7%	56,998,851	27.1%	71,625,097	33.1%
Foreign currency	25,686,350	13.2%	28,791,540	13.7%	24,241,728	11.2%
Total	194,510,100	100.0%	210,031,505	100.0%	216,218,057	100.0%

27 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Loans and advances to customers

The following table shows loans and advances to customers broken down by type of product and period:

December 31,	R$ in thousands
	2015	2014	2013
Loans and advances to individuals outstanding by type of operation
Other loans and advances to individuals	80,070,794	79,827,931	77,444,991
Housing loans	48,114,515	40,103,169	27,870,462
Onlending BNDES/Finame	38,158,108	42,168,754	40,543,267
Other corporate loans and advances	107,047,136	102,310,327	99,021,346
Rural loans	13,710,274	17,057,992	13,651,917
Leasing	3,072,777	4,319,149	5,713,481
Credit cards	30,943,428	28,072,447	25,473,079
Import and export financings	49,206,636	35,336,912	34,261,025
Total	370,323,668	349,196,681	323,979,568

The following table summarizes concentration for our outstanding loans and advances to customers by borrower on the dates shown:

December 31,	2015	2014	2013
Borrower size
Largest borrower	2.8%	2.0%	0.7%
10 largest borrowers	9.2%	6.9%	5.3%
20 largest borrowers	13.3%	10.0%	8.2%
50 largest borrowers	19.5%	14.2%	12.9%
100 largest borrowers	23.8%	17.8%	16.6%

Other loans and advances to individuals

Our significant volume of individual loans enables us to avoid concentration on any individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

•      personal loans with pre-approved overdraft facilities to be obtained through our branches, ATM network, call center, mobile and internet banking, with average repayment terms in four months with an average interest rate of 8.6% per month as of December 31, 2015;

•      vehicle financings with average repayment terms of fourteen months with an average interest rate of 1.7% per month as of December 31, 2015;

•      overdraft loans on checking accounts - "cheque especial", with average repayment terms of one month, at interest rates varying from 11.1% to 12.0% per month as of December 31, 2015; and

•      payroll-deductible loans to INSS pension plan beneficiaries and retirees, public servants and private sector employees.

As of December 31, 2015, we had outstanding personal loans, vehicle financings, and overdraft loans totaling R$80.1 billion, or 21.6% of our portfolio of loans and advances.

Banco Bradesco Financiamentos ("Bradesco Financiamentos") offers direct-to-consumer credit and leasing for the acquisition of vehicles through our extensive network of correspondents in Brazil, which includes retailers and dealers of light and heavy vehicles and motorcycles and payroll-deductible loans to the public and private sectors in Brazil.

Under the “Bradesco Promotora” brand, we offer payroll-deductible loans to INSS retirees and pensioners and public-sector employees (federal, state and municipal), military personnel and private-sector companies sponsoring plans, and other aggregated products (insurance, cards and others).

Housing loans

As of December 31, 2015, we had 117.2 thousand outstanding housing loans. The aggregate outstanding amount of our housing loans amounted to R$48.1 billion, representing 13.0% of our portfolio of loans and advances.

28 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Housing loans are made through the Housing Finance System – SFH (Sistema Financeiro Habitacional), the Housing Mortgage Portfolio – CHH (Carteira Hipotecária Habitacional) or the Commercial Mortgage Portfolio – CHC (Carteira Hipotecária Comercial). Loans from SFH feature variable-installment repayments and annual interest rates ranging from 11.0% to 12.0% plus TR, or 12.5% to 15.0% for those from CHC.

Residential SFH and CHH loans are to be repaid within 30 years and commercial loans within 10 years.

Our home construction loans, which are made with a 360-month period, are broken down as follows: (i) a 24-month period to complete construction; (ii) a 2-month grace period immediately following the construction period; and (iii) up to 334 months for repayment of the loan. Payments are made at the interest rate of 11.0% to 12.0% p.a. plus TR variation for real estate falling into the SFH rules, or interest rates of 12.5% to 14.0% p.a. plus TR variation for real estate falling into the CHH.

We also extend corporate financing for builders under the SFH, with a term of up to 36 months and interest rate of 12.0% p.a. plus TR. The prurpose of these construction loans is transferring loans to individual borrowers after the completion of the construction work. In case loans are not timely repaid, the remaining outstanding balance must be repaid by the builder within 36 months at TR plus 12.0% p.a. for SFH loans and TR plus 18.0% p.a. for CHH loans.

Central Bank regulations require us to provide at least 65.0% of the balance of savings accounts in the form of housing loans; 24.5% in compulsory deposit requirement and 5.5% in additional compulsory deposit requirement. The remaining balance should be allocated to cash and cash equivalents and/or other operations according to regulations in force.

BNDES onlending/FINAME

The government has some programs to provide government-funded long-term loans with below-market interest rates to sectors of the economy that it has targeted for development. We borrow funds from these programs through BNDES, the government’s development bank, or Agência Especial de Financiamento Industrial (“FINAME”), the equipment financing subsidiary of BNDES. We then on-lend these funds to borrowers in targeted sectors of the economy. We determine the spread on some of the loans based on the borrowers' credit. Although we bear the risk for these BNDES and FINAME onlending transactions, they are always secured.

According to BNDES, in 2015, we disbursed R$8.1 billion, 60.1% of which was loaned to micro, small and medium-sized companies (base October/15). Our BNDES onlending portfolio totaled R$38.2 billion as of December 31, 2015, and accounted for 10.3% of our portfolio of loans and advances at that date. Our portfolio of BNDES onlendings does not include rural credit operations and import and export financing discussed as follows.

Other corporate loans and advances

We provide traditional loans for the ongoing needs of our corporate customers. As of December 31, 2015, we had R$107.1 billion of outstanding other local commercial loans, accounting for 28.9% of our portfolio of loans and advances. We offer a range of loans to our corporate customers based in Brazil, including:

•      short-term loans of 29 days or less;

•      working capital loans to cover our customers' cash needs;

•      guaranteed checking accounts and corporate overdraft loans;

•      discounting trade receivables, promissory notes, checks, credit card and supplier receivables, etc.;

•      financing for purchase and sale of goods and services; and

•      investment lines for acquisition of assets and machinery.

These lending products generally bear interest at a rate of 1.6% to 12.0% per month.

In addition to these loans, we also offer guarantees.

Rural credit

We extend loans to the agricultural sector financed by demand deposits, BNDES onlendings and our

29 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

own funds, in accordance with Central Bank regulations. As of December 31, 2015, we had R$13.7 billion in outstanding rural credit, representing 3.7% of our portfolio of loans and advances. In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 8.7%, on average, as of December 31, 2015. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold. For BNDES onlending for rural investment the term is no more than ten years with repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

Since July 2012, Central Bank regulations require us to use at least 34.0% of the annual average (from June through May) of our checking account deposits to provide loans to the agricultural sector.

Leasing

According to ABEL, as of December 31, 2015, our leasing companies were among the sector leaders, with a 17.2% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2015 was R$17.9 billion.

As of December 31, 2015, we had 29,884 outstanding leasing agreements totaling R$3.1 billion, representing 0.8% of our portfolio of loans and advances.

The Brazilian leasing market is dominated by large banks and both domestic- and foreign-owned companies affiliated with vehicle manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leasing operations are financial (as opposed to operational). Our leasing operations primarily involve the leasing of trucks, cranes, aircraft and heavy machinery. As of December 31, 2015, 58.7% of our outstanding leasing operations were for vehicles.

We conduct our leasing operations through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

We obtain funding for our leasing operations primarily by issuing debentures and other securities in the domestic market.

As of December 31, 2015, Bradesco Leasing had R$91.0 billion of debentures outstanding in the domestic market. These debentures will mature in 2032 and bear monthly interests at the interbank interest rate (“CDI rate”).

Terms of leasing agreements

Financial leases represent a source of medium and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions relating to products whose average life of five years or less, and 36 months for transactions for those with an average useful life of five years or more. There is no legal maximum term for leasing contracts. As of December 31, 2015, the remaining average maturity of contracts in our lease portfolio was approximately 57 months.

Microcredit

We extend microcredit to low-income individuals and small companies, in accordance with Central Bank regulations requiring banks to use 2.0% of their cash deposits to provide microcredit loans. As of December 31, 2015, we had 6,199 microcredit loans outstanding, totaling R$13.0 million.

In accordance with Central Bank regulations, most microcredit loans are charged up to a maximum effective interest rate of 2.0% per month. However, microcredit loans for certain types of business or specific products (“microcrédito produtivo orientado”) have a maximum effective interest rate of 4.0% per month. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for low income individuals in general; (ii) R$5,000 for individuals or legal entities engaged in a productive activity of professional, commercial or industrial nature, provided that the sum of the value of the operation and the balance of other credit operations does not exceed R$40,000; and (iii) R$15,000 for our microcrédito produtivo orientado transactions. In addition, microcredit loans may not be for less than 120 days, and the origination fee must be between 2.0% and 3.0% of the loan value.

Credit cards

We offer a range of credit cards to our clients including American Express, Elo, Visa, MasterCard brands and private label cards, which stand out due to the extent of benefits and convenience offered to associates.

30 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

•      "affinity" credit cards, which we offer through associations, such as sporting clubs and non-governmental organizations; and

•      private label credit cards, which we only offer to customers of retailers, designed to increase business and build customer loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere, among others.

We hold 50.0% of the shares of Elopar, an investment holding company which investments include Alelo (benefit cards, pre-paid and Money card), Livelo (coalition loyalty program), Stelo (digital portfolio for online purchases), as well as participations in Elo Serviços (brand) and Ibi Promotora (stores for sales of cards, personal credit, consigned credit and other products).

We also have a card business unit abroad, Bradescard Mexico, which has a partnership with C&A and also with suburbia stores of the Walmex Group and the LOB store chain.

As of December 31, 2015, we had several partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

The following table shows our revenues and total number of transactions of credit cards for the years indicated:

	In millions
	2015	2014	2013
Revenue – R$
Credit	140,063.8	131,999.9	119,407.0
Number of transactions
Credit	1,530.3	1,423.4	1,346.7

Import and Export Financing

For information on Import and Export Financing, see "Item 4.B. Business Overview – Foreign branches and subsidiaries”.

Cash Management Solutions

Management of accounts payable and receivable - In order to meet the cash management needs of our customers in both public and private sectors, we offer many electronic solutions for managing accounts payable and receivable, supported by our network of branches, bank correspondents and electronic channels, all of which aim to improve speed and security for customer data and transactions. The solutions provided include collection and payment services and online resource management, enabling our

31 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities. These solutions, which can also be customized, facilitate our customers' day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection and payment processing services and, also by funds in transit received up to its availability to the related recipients.

Global Cash Management - Global Cash Management aims at structuring solutions to foreign companies operating in the Brazilian market and Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, we offer products and services for carrying out the cash management of these companies.

Solutions for receipts and payments - In 2015, we processed 1.4 billion receipts, for the payment of taxes, utility bills (such as water, electricity, telephone and gas), checks custody service, identified deposits and credit orders via our credit order by teleprocessing system (“OCT”). In 2015, the number of documents processed through virtual means (Pag-For Bradesco, Net Empresa and Online Tax Payment) was 774 million.

Market Niches – We offer our clients from specific niches of the market, such as education, condominiums, health and forwarding agent/driving school, the support of a qualified team to structure customized solutions tailored to their profile, characteristics and needs, thus adding value to the client’s business. Another important feature of our offering in this area is the support we provide towards the development of Local Production Arrangements - “APL”, by providing medical care to the businesses and assistance to these customers in this area. A further highlight is “Bradesco Franquias e Negócios” (Bradesco Franchises and Business), a program which aims to provide customized and directed solutions by observing the characteristics and needs of Brazilian franchising (franchisees and franchisors). The objective is to centralize the service to all franchisees of our affiliated networks, increasing the number of clients and volume of business with this important sector of the national economy.

Public authority solutions

We have a specific area dedicated to serving public administration, which offers specialized services aimed at identifying business opportunities and structuring customized solutions to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces).

Our exclusive website developed for these customers (www.bradescopoderpublico.com.br) offers corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services. The website also features exclusive facilities for public employees and the military, showing all of our products and services for these customers.

Our relationships with such public authorities are developed and maintained by specialized business managers located in distribution platforms throughout the country, which can be identified on our website.

In 2015, we took part in bidding processes sponsored by the Brazilian government and were successful in over 87.9% of these processes. Furthermore, we continue to be leaders in payments of INSS benefits, with more than 8.9 million retirees and pensioners.

32 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

On December 31, 2015, we administered or managed 2,054 funds and 320 portfolios, providing services to 2.7 million investors. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among others.

33 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

The following tables show our equity of funds and equity of portfolios which are under our Management, the number of investors and the number of investment funds and managed portfolios for each period.

Distribution of Equity as of December 31,	R$ in thousands
	2015	2014
Investment Funds
Fixed income	485,125,394	419,767,839
Variable income	21,295,410	27,019,024
Third party share funds	3,922,457	5,315,610
Total	510,343,260	452,102,473
Managed Portfolios
Fixed income	32,797,032	26,542,111
Variable income	4,896,936	8,130,414
Third party share funds	2,246,577	1,955,085
Total	39,940,546	36,627,610
Overall Total	550,283,806	488,730,084

As of December 31,	2015		2014
	Number	Quotaholders	Number	Quotaholders
Investment Funds	2,054	2,710,988	1,697	2,776,357
Managed Portfolios	320	1,138	237	518
Overall Total	2,374	2,712,126	1,934	2,776,875

Our products are mostly distributed through our branch network, banking service by phone and the Internet (www.bradesco.com.br - investments).

Services related to capital markets and investment banking activities

As the organization's investment bank, “Bradesco BBI” originates and executes mergers and acquisitions, and originates, structures, syndicates and distributes fixed-income and equity capital market transactions in Brazil and abroad.

In 2015, Bradesco BBI advised customers on 144 transactions across a range of investment banking products, totaling R$170.9 billion.

Equities - Bradesco BBI coordinates and places public offerings of shares in local and international capital markets and intermediates public tender offers. Bradesco BBI ended 2015 marking significant presence in the IPOs and Follow-ons of market issuers in Brazil. Bradesco BBI participated as coordinator and joint bookrunner in five offers, which represented an aggregate volume of R$18.3 billion. These public offers were made up of: Follow-on of Telefônica Brasil S.A., amounting to R$16.1 billion; Follow-on of Valid Soluções e Serviços em Meios de Pagamento e Identificação S.A., amounting to R$396.0 million; Follow-on of Metalúrgica Gerdau S.A., amounting to R$900.0 million; tender offer to obtain the control of Tempo Participações S.A., amounting to R$318.0 million and IPO of FCP Par Corretora de Seguros S.A., amounting to R$603.0 million.

Fixed income – After having been engaged in a number of transactions during 2015, Bradesco BBI closed in 2015 in a strong position in fixed income operations. For the year ended December 31, 2015, Bradesco BBI was the market leader in terms of value, according to the fixed income ANBIMA ranking. In the period, it coordinated 68 domestic-market offerings totaling more than R$14.0 billion. In the international broker-dealer market, Bradesco BBI is continuously expanding its presence. In 2015, it acted as “joint bookrunner” for 4 bond issues, three involved issuers based in the USA, which exceeded US$4.2 billion. Additionally, Bradesco BBI was the leader in several liability management operations for Brazilian companies and repurchased over US$675 million of debt. In 2015, Bradesco BBI won “The Best Investment Bank” in Brazil Award by Euromoney magazine.

Structured operations - Bradesco BBI offers customized financial solutions for its customers in terms of their needs such as: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation, by offering a number of funding tools to companies. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment and in securitization (CRIs - Certificates of Real Estate Receivables, CRAs - Certificates of

34 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Agribusiness Receivables and FIDCs – Fundos de Investimento em Direitos Creditórios). In 2015, Bradesco BBI also held a leading position in the securitization ranking published by ANBIMA, as a result of structuring 11 operations with a total value of R$3.4 billion.

Mergers and acquisitions - Bradesco BBI provides advisory services to important customers in merger, acquisition and corporate sale transactions, private placements, forming joint ventures, financial and corporate restructuring, and privatizations. In 2015, Bradesco BBI was rated among the top banks that provided advice for mergers and acquisitions in Brazil. During the year, Bradesco BBI advised on 21 transactions with a disclosed value of R$47.6 billion.

Project finance - Bradesco BBI has a solid background as financial advisor and structuring agent for a number of projects involving project and corporate finance, seeking to optimize financing solutions for projects across various industries through both credit and capital markets. Bradesco BBI won the award “Latin America Port Deal of the Year” by IJGlobal, for its outstanding role as leading structurer and advisor in the long-term financing for Porto do Açu (Prumo Logística). As of December 31, 2015, Bradesco BBI was involved in providing financial advice and structuring for approximately 33 projects totaling R$68.8 billion in investments.

Intermediation and trading services

Bradesco S.A. CTVM, or "Bradesco Corretora", operates in the financial market, and has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, and forward contracts, in the primary and secondary market. It also offers a wide range of products such as Investment Funds, Investment Clubs, government securities through Tesouro Direto (Treasury Direct), and is admitted to negotiations in BM&FBOVESPA and in the organized OTC market, which are tailored to the needs of high net-worth individuals, major corporations and institutional investors.

In 2015, Bradesco Corretora traded R$104.7 billion in the BM&FBOVESPA equities market and the exchange ranked it 9th in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 17.7 million futures, swaps and options totaling R$1.4 trillion on the BM&FBOVESPA. In 2015, Bradesco Corretora ranked 14th in the Brazilian market, in terms of the number of options, futures and swaps contracts executed.

Bradesco Corretora was awarded by BM&FBOVESPA, within the Operational Qualifying Program (PQO), four excellence seals (Carrying Broker, Agro Broker, Retail Broker and Execution Broker), indicating the high quality of its future market transactions. Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities).

Bradesco Corretora offers its clients the possibility to trade securities on the Internet through its "Home Broker" service. In 2015, "Home Broker" trading totaled R$11.1 billion, or 1.5% of all Internet transactions on BM&FBovespa, and Bradesco Corretora was the 18th largest Internet trader in the Brazilian market.

Bradesco Corretora has a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market. With a team of 25 analysts, it is composed of sector specialists who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has a team of its own economists dedicated to the customers' specific demands, focused on the stock market. Over 170 reports, in English and Portuguese, are forwarded on a monthly basis to the most important investors domiciled in Brazil, the United States, Europe and Asia.

Bradesco Corretora also operates through Bradesco Corretora offices located throughout Brazil. This is another service channel, where certified professionals guide clients interested in performing the purchase and sale of shares and other products.

Bradesco Corretora offers its services as a representative of non-resident investors for transactions in the financial and capital markets, in accordance with CMN Resolution No. 4,373/14. For more details of CMN Resolution No. 4,373/14, see "Item 10.D. Exchange Controls."

Capital markets solutions

In 2015, we were one of the main providers of capital markets solutions and we maintained our leadership position in the domestic market according to the ANBIMA’s ranking of custody of assets.

35 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Among the main services we offer in this segment, we highlight: qualified custody of securities for investors and issuers, administrators of investment funds, clubs and managed portfolios; bookkeeping of securities (shares, BDRs - Brazilian Depositary Receipts, quotas of investment funds, CRIs - Certificates of Real Estate Receivables and debentures); custody of shares backed by DRs - Depositary Receipts, loan of shares, liquidating bank, depositary (Escrow Account - Trustee), clearing agent, tax and legal representation for non-resident investors, and fiduciary administration for investment funds.

We have twelve Quality Management System ISO 9001:2008 certifications and three data protection GoodPriv@cy certifications. We also hold an ISAE 3402 (International Standard on Assurance Engagements) certification, which comprises assurance reports on controls at a service organization under international standards. These certifications expand the structures of controls, increasing the level of effectiveness and quality of processes.

As of December 31, 2015, the main services provided by Bradesco Custódia were:

•      administrative and custody services for investment funds and managed portfolios involving:

•           R$1.0 trillion in assets of clients;

•           R$1.5 trillion in total shareholders’ equity of investment funds and managed portfolios which are using our administration services; and

•           26 registered DR (Depositary Receipts) programs with a market value of R$61.1 billion as measured by the ANBIMA ranking.

•       fiduciary administration for third party funds:

•           R$254.2 billion total shareholders’ equity of third-party investment funds under fiduciary administration by BEM DTVM.

•      bookkeeping of bonds and securities:

•           Bradesco’s share registration system comprises 242 companies, with a total of 4.5 million shareholders;

•           Bradesco’s book entry debentures system contains 324 companies with 443 issues with a restated value of R$310.7 billion;

•           our fund share registration system contains 536 investment funds with a restated value of R$69.1 billion; and

•           we managed 33 registered BDR (Brazilian Depositary Receipts) programs, with a market value of R$2.4 billion.

•      depositary (escrow account)

•           8,216 contracts, with a financial volume of R$12.2 billion.

In December 2013, the CVM changed the rules that govern these activities through the issuance of Instructions Nos. 541, 542 and 543, which address centralized deposit, custody and bookkeeping of securities, respectively. Pursuant to these new instructions, recording agents will be required to maintain records in relation to issuances of registered assets and custodians will be responsible for safeguarding assets that were physically issued or for which they are holders of customers’ custody positions in central depositary entities. In addition, centralized deposit service providers will take on a crucial role for trading assets in organized markets, concentrating all operations corresponding to deposited assets. These new instructions became effective from July 1, 2014.

In January 2015, the Central Bank began regulating the activities of centralized depositories and the recording of financial assets, by way of Circular No. 3,743/15, which includes the registration and centralized depository of financial assets and liens and encumbrances on deposited financial assets.

International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign exchange transactions, foreign trade finance, lines of credit and banking. As of December 31, 2015, our international banking services included:

Branches:

•      one in New York City;

36 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

•      in the Cayman Islands; and

•      in London.

Subsidiaries:

•      one in London: Bradesco Securities U.K., named "Bradesco Securities U.K.;"

•      in the Cayman Islands: Cidade Capital Markets Ltd., or "Cidade Capital Markets;"

•      in Argentina: Banco Bradesco Argentina S.A., or "Bradesco Argentina;"

•      in Luxembourg: Banco Bradesco Europa S.A., or "Bradesco Europe;"

•      in Japan: Bradesco Services Co. Ltd., or "Bradesco Services Japan;"

•      in Mexico: Bradescard México, Sociedad de Responsabilidad Limitada, or "Bradescard México;"

•      two in Hong Kong: (i) Bradesco Trade Services Ltd. or "Bradesco Trade"; and (ii) Bradesco Securities Hong Kong or "Bradesco Hong Kong"; and

•      three in New York: (i) Bradesco Securities Inc. or “Bradesco Securities U.S.”; (ii) Bradesco North America LLC or “Bradesco North America”; and (iii) BRAM US LLC.

Our international and foreign exchange department in Brazil coordinates our international transactions with support from 28 operational units specializing in foreign exchange businesses located at major exporting and importing areas nationwide.

Revenues from Brazilian and foreign operations

The table below breaks down revenues (interest and similar income, and fee and commission income) from our Brazilian and foreign operations for the periods shown:

For the years ended December 31,	2015		2014		2013
	R$ in thousands	%	R$ in thousands	%	R$ in thousands	%
Brazilian operations	141,487,792	97.6%	118,500,386	98.2%	103,248,646	98.1%
Overseas operations	3,417,333	2.4%	2,152,690	1.8%	1,969,702	1.9%
Total	144,905,125	100.0%	120,653,076	100.0%	105,218,348	100.0%

Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian customers. Total assets of the foreign branches, excluding intra-group transactions, were R$76.2 billion, as of December 31, 2015, denominated in currencies other than the real.

Funding required for export financing or Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets as an additional source of funding, which amounted to US$8.7 billion in 2015.

The following is a brief description of our subsidiaries abroad:

Bradesco Europa - In April 2002, we acquired Banque Banespa International S.A., Luxemburg, currently named Banco Bradesco Europa. Bradesco Europa, through its unit in Luxembourg and its branch in London, is also dedicated to providing additional services to clients of the private banking segment. As of December 31, 2015, its total assets were R$19.5 billion.

Bradesco Argentina - To expand our operations in Latin America, in December 1999, we established our subsidiary in Argentina, Bradesco Argentina, the general purpose of which is to extend financing, largely to companies based in Brazil with local establishments and, to a lesser extent, to companies based in Argentina doing business with Brazil. As of December 31, 2015, Bradesco Argentina had R$176.8 million in assets.

Cidade Capital Markets – In February 2002, Bradesco acquired Cidade Capital Markets in Grand Cayman, through to the acquisition of its parent company in Brazil, Banco Cidade. As of December 31, 2015, Cidade Capital Markets had R$159.1 million in assets.

Bradesco Securities (U.S., U.K. and H.K.) - Bradesco Securities, our wholly owned subsidiary, is a

37 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

broker dealer in the United States, England and Hong Kong:

•      Bradesco Securities U.S. focuses on facilitating the purchase and sale of shares, primarily in the form of ADRs and common shares. It is also an authorized dealer in bonds, commercial paper and deposit certificates, among other securities, and may provide investment advisory services. As of December 31, 2015, Bradesco Securities U.S. had assets of R$116.5 million;

•      Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors. As of December 31, 2015, Bradesco Securities U.K. had assets of R$39.9 million; and

•      Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors. As of December 31, 2015, Bradesco Securities H.K. had assets of R$21.3 million.

BRAM U.S. LLC – It manages funds and portfolios of investments dedicated to American investors. On December 31, 2015, its assets totaled R$4.3 million.

Bradesco North America LLC – It was incorporated in August 2011 to serve as a holding company for our investments in non-bank businesses in the United States. As of December 31, 2015, its total assets were R$6.0 million.

Bradesco Services Japan – It was incorporated in October 2001 to provide support and specialized services to the Brazilian community in Japan, including remittances to Brazil and advice regarding investments within Brazil. As of December 31, 2015, its assets totaled R$4.0 million.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradescard Mexico – The business cards unit maintains a partnership with the chain of C&A stores, and also with the Suburbia stores, of the Walmex Group, and with the chain of LOB stores. As of December 31, 2015, its assets totaled R$690.1 million.

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

There are still other forms of export financing, such as export prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Bills (referred to locally as "NCEs" and "CCEs"), and the rate equalization program of PROEX (“Programa de Financiamento à Exportação”).

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,400 correspondent banks abroad, 58 of which extended lines of credit as of December 31, 2015.

38 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

As of December 31, 2015, our international unit had a balance of R$42.3 billion in export financing and R$11.2 billion and R$4.8 billion in import financing and international guarantees. The volume of our foreign exchange contracts for exports reached US$28.2 billion in 2015. In the same period, the volume of our foreign exchange contracts for imports reached US$19.0 billion. In 2015, based on Central Bank data, we reached a 15.3% market share of trade finance for Brazilian exports and 12.2% for imports.

39 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

The following table shows the composition of our foreign trade asset portfolio as of December 31, 2015. This portfolio includes operations with and without credit features and off-balance sheet operations.

2015	R$ in thousands
Export financing
Advance on foreign exchange contracts – undelivered bills	9,451,145
Advance on foreign exchange contracts – delivered bills	376,393
Export prepayment	14,632,172
Onlending of funds borrowed from BNDES/EXIM	2,368,735
Proex - Rate Equalization Program	66,340
NCE/CCE (Exports Credit Note/Exports Credit Certificates)	15,450,071
Total export financing	42,344,856
Import financing
Import financing – foreign currency	8,109,609
Exchange discounted in advance for import credit	2,840,999
Import credit opened	245,751
Total import financing	11,196,359
International guarantees	4,786,633
Total foreign trade portfolio	58,327,848

Foreign exchange products

In addition to import and export financing, our customers have access to a range of services and foreign exchange products such as:

•      WEB exchange contracts;

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

•      working capital loans abroad;

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

Consortia

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "consortium”. Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia that are formed for the purchase of real estate, vehicles, trucks/tractors/machines and equipment, have a fixed term and quota, both previously determined by its members, and are run by an administrator.

Bradesco Consórcios administers groups of consortia and, as of December 31, 2015, registered total sales of 1,194,015 outstanding quotas in the three segments, with total group revenues of over R$49.6 billion; net income of R$822.4 million; and fees from consortiums of R$1.0 billion.

40 Form 20-F – December 2015

4.B. Business Overview
Form 20-F
Insurance, pension plans and capitalization bonds

We offer a range of products and services to our clients, including life, health, accident and vehicles and property insurance, both to individuals and companies; supplementary pension plans, individual and corporate, as well as the capitalization securities, through our extensive distribution network.

The following table shows selected financial data for our insurance, pension plans and capitalization bonds segment for the periods indicated. This segment information is prepared in accordance with BR GAAP, which are the accounting practices on which the reports used by Management to assess performance and make decisions are based:

As of and for the year ended December 31,	Insurance, pension plans and capitalization bonds - R$ in thousands
	2015	2014	2013
Statement of Income data
Net interest income	5,973,694	4,556,146	5,589,989
Other income and expenses (1)	2,539,976	2,742,922	446,117
Income before income taxes	8,513,670	7,299,068	6,036,106
Income tax and social contribution	(3,192,918)	(2,843,493)	(2,253,451)
Net income for the year	5,320,752	4,455,575	3,782,655
Net income attributable to controlling interest	5,215,765	4,354,752	3,692,531
Net income attributable to non-controlling interest	104,987	100,823	90,124
Statement of Financial Position data
Total assets	209,789,872	181,949,261	160,295,583
Selected results of operations data
Income from insurance and pension plans
Written premiums	55,920,681	47,745,885	42,226,410
Pension plan contributions	3,795,219	3,724,762	3,584,290
Coinsurance premiums ceded	(88,612)	(135,728)	(154,125)
Premiums returned	(522,309)	(525,895)	(543,779)
Reinsurance premiums	(344,199)	(354,041)	(225,581)
Premiums retained from insurance and pension plans	58,760,780	50,454,983	44,887,215
Changes in the insurance technical provisions and pension plans	(28,286,039)	(24,008,174)	(20,001,807)
Retained claims	(21,724,043)	(18,143,688)	(15,484,691)
Selling expenses for insurance and pension plans	(3,254,551)	(2,892,373)	(2,468,101)
Income from insurance and pension plans	5,496,147	5,410,748	6,932,616
Note: Inter segment transactions have not been eliminated.
(1) For additional information, see "Item 5.A. Operational Results".

Insurance products and services

We offer insurance products through a number of different entities, which we refer to collectively as "Grupo Bradesco Seguros." Grupo Bradesco Seguros is leader in the Brazilian insurance market. The insurance products offered in our customer service channels, are:

•      life insurance and personal accident;

•      health insurance;

•      car insurance, property and casualty and responsibility;

•      reinsurance;

•      pension plans; and

•      capitalization bonds.

41 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2015, there were 29.6 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their employees.

On December 31, 2015, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A (Mediservice) had more than 4.4 million beneficiaries covered by company plans and individual/family plans. Approximately 132 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 50 of the top 100.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2015, it included 12,207 laboratories, 15,750 specialized clinics, 15,610 physicians and 2,711 hospitals located throughout the country.

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

Of the various property/casualty lines for individuals, our residential note ("Bilhete Residencial") is a relatively affordable and highly profitable product. For corporate customers, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers' and business needs. For corporate property/casualty and liability insurance, Bradesco Auto/RE has a specialized team that provides large business groups with services and products tailor-made to the specific needs of each policyholder. Top sellers in this segment are insurance policies for aeronautics, transportation, engineering, named operational and oil risks.

As of December 31, 2015, Bradesco Auto/RE had 1.5 million insured automobiles and 2.2 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Reinsurance

Insurance companies must operate with reinsurers registered with SUSEP. In January 2007, Brazil's Congress enacted Supplementary Law No. 126/07, which abolished IRB-Brasil Re's monopoly and allowed three types of reinsurers referred to as "local," "admitted" and "occasional," thus opening up Brazil's reinsurance market for competition. Reinsurers classified as admitted and eventual, with their head office abroad, must meet specific minimum requirements, as provided for in legislation in force.

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

Through Decree No. 6,499/08, the President of Brazil set maximum limits for the ceding of premiums to reinsurance companies in each calendar year. For local insurers, such maximum limit was 10.0% of premiums, and for local reinsurers, 50.0% of premiums. In the case of local insurers, CNSP Resolution No. 203/09 raised the limit for local insurers from 10.0% to 25.0% in the case of guarantees for public obligations and oil risks and CNSP Resolution No.194/08, to up to 100%, in the case of nuclear risks.

CNSP Resolution No. 241/11 was introduced so to enable the transfer of certain risks associated with reinsurance or retrocession operations with reinsurers not authorized by SUSEP.

CNSP Resolution No. 322/15, which amended article 14 of CNSP Resolution No. 168/07, such that the maximum currently allowed limit for which an insurer or reinsurance company based in Brazil may transfer risks to related companies or to companies headquartered abroad, belonging to the same financial conglomerate is 20.0%. The resolution is valid until December 2016, increasing the rate annually up to 75.0% beginning in January 2020. In addition, article 15, which provides for minimum compulsory contracting of 40.0%, of the transfer of reinsurance, with local reinsurers, was amended so as to provide an annual and gradual reduction of up to 15.0%, beginning in January 2020.

42 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

On December 31, 2015 there were 128 reinsurers authorized to operate in the Brazilian market, including IRB-Brasil RE and Lloyd's of London. Twenty-six reinsurance brokerage firms had authorization to intermediate reinsurance and retrocession operations.

In 2015, the Grupo Bradesco Seguros paid approximately R$344.0 million in reinsurance premiums. Almost all property and casualty lines, except for the automobile line, have reinsurance protection and the majority of them feature proportional and non-proportional plans per risk and/or event.

Senior Management is responsible for the reinsurance purchase policy and the approval of reinsurers with whom agreements are entered into. In addition to minimum legal and regulatory requirements, Senior Management considers certain other key parameters when choosing such partners, thus minimizing the credit risks inherent in the operation, such as: minimum ranking A - of S&P (or equivalent), except for local reinsurers and shareholders’ equity consistent with the amounts ceded. Accordingly, our reinsurance purchase policy is designed to operate within its automatic contractual capabilities, therefore preventing the frequent purchases of optional agreements and higher exposures to the credit risk.

A significant portion of automatic and optional agreements (proportional and non-proportional) is transferred to IRB - Brasil RE. Certain admitted reinsurers participate with a lower individual percentage, but all of them hold capital and a rating higher than those minimum set forth by applicable Brazilian legislation.

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

As of December 31, 2015, Bradesco Vida e Previdência accounted for 28.8% of the pension plan and VGBL market in terms of contributions, according to SUSEP. Managed pension funds accounted for 28.7% of VGBL, 25.5% of PGBL and 13.5% of traditional pension plans in Brazil. As of December 31, 2015, Bradesco Vida e Previdência accounted for 29.4% of all supplementary pension plan assets under management, 28.0% of VGBL, 21.9% of PGBL and 51.9% of traditional pension plans, according to Fenaprevi.

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

We manage pension and VGBL plans covering 2.4 million participants, 62.7% of whom have individual plans, and the remainder of whom are covered by company plans. The company’s plans account for 22.2% of technical reserves.

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

VGBL and PGBL plans may be acquired by companies in Brazil for the benefit of their employees. In 2015, Bradesco Vida e Previdência managed R$106.1 billion in VGBL and R$22.8 billion in PGBL plans. Bradesco Vida e Previdência also managed R$27.5 billion in pension plans.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to the specific needs for this type of customer.

43 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Bradesco Vida e Previdência earns revenues primarily from:

•      pension and PGBL plan contributions, life insurance and personal accidents premiums and VGBL premiums;

•      revenues from management fees charged to participants in accordance with mathematical provisions; and

•      interest income.

Capitalization bonds

Bradesco Capitalização is the leader among private sector capitalization bond companies, according to SUSEP and offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$8 to R$50,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$5.0 million (net premiums). Plans are adjusted based on the Reference Rate (TR) plus approximately 0.5% per month over the value of the mathematical provision, which may be redeemed by the shareholder at the end of the grace period. As of December 31, 2015, we had around 7.6 million "traditional" capitalization bonds and around 13 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short terms and grace periods with low unit sales value. In 2015, Bradesco Capitalização had approximately 21 million capitalization bonds and 3.2 million customers.

Bradesco Capitalização is the only company in its industry to have received a Standard & Poor’s (S&P) rating of “brAA+”, the highest rating in Brazil.

Distribution channels of insurance products, pension plans and capitalization bonds

We sell our insurance products, pension plans and capitalization bonds through our website, through exclusive brokers based in our network of bank branches, and non-exclusive brokers throughout Brazil, all of whom are compensated on a commission basis. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

	% of total sales, per product
	2015	2014	2013
Insurance products
Sales through the branches	38.0%	36.0%	37.9%
Sales outside the branches	62.0%	64.0%	62.1%
Pension plans products
Sales through the branches	87.9%	86.6%	86.1%
Sales outside the branches	12.1%	13.4%	13.9%
Capitalization bonds
Sales through the branches	87.0%	83.0%	82.1%
Sales outside the branches	13.0%	17.0%	17.9%

44 Form 20-F – December 2015

4.B. Business Overview
Form 20-F
Distribution channels

The following table shows our main distribution channels as of the dates indicated below:

Distribution Channels (1) - Units	2015	2014	2013
Service Stations: (2)	65,851	75,176	72,736
Branches	4,507	4,659	4,674
PAs - Service Points (3)	3,511	3,486	3,586
PAEs - ATMs located on a company´s premises	736	1,145	1,180
External ATM Network - Bradesco (4) (5)	627	1,344	3,003
Banco24Horas Network (4)	11,721	12,450	11,583
Bradesco Expresso (Banking Correspondents)	43,560	50,006	46,851
Bradesco Promotora de Vendas	1,175	2,073	1,846
Branches/Subsidiaries abroad	14	13	13
ATMs	50,467	48,682	48,203
Bradesco Network	31,527	31,089	33,464
Banco24horas Network	18,940	17,593	14,739
(1) We offer products and services also through digital channels such as: (i) contact center; (ii) mobile app; and (iii) internet banking;

(2) The decrease is related to: (i) the migration of “External ATM Network– Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the reduction of Bradesco Expresso Network;

(3) PA (Service Points): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No. 4,072/12;
(4) Including overlapping ATMs within Bradesco´s own network and Banco24Horas network; and
(5) This decrease is related to the sharing of external network ATMs by the Banco24Horas network ATMs.

Partnerships with retail companies – Bradesco Expresso

“Bradesco Expresso” enables us to expand our share of the correspondent bank segment through partnerships with supermarkets, drugstores, grocery stores, department stores and other retail chains. These companies provide basic banking services like the receipt of utility bills, payment vouchers, withdrawals from current and savings accounts and social security benefits, and deposits, among others. The services are provided by employees at the relevant establishments, while decisions regarding granting of credit or opening of accounts are made by us.

The main services we offer through Bradesco Expresso are:

•      receipt and submission of account application form;

•      receipt and submission of loans, financing and credit card application form;

•      withdrawals from checking accounts and savings accounts;

•      Social Security National Service (INSS) benefit payments;

•      checking accounts, savings accounts and INSS balance statements;

•      receipt of utility bills, bank charges and taxes; and

•      prepaid mobile refill.

As of December 31, 2015, the Bradesco Expresso network totaled 43,560 service stations, of which 6,154 were new service stations, with an average of 38.5 million monthly transactions or 1.8 million transactions per business day.

Digital channels

The digital channels offer mobility and independence to customers so that they may expand their businesses with us.

We aim to make the banking experience even more convenient, fast and safe. In addition to the traditional service channels, such as ATM network, “Fone Fácil” (easy phone) and internet, customers and users have access to us from anywhere via Bradesco Celular (mobile banking). Below is a brief description of our digital channels:

Internet - Portal Bradesco has 15 web portals for banking transactions (transactional sites) and 42 institutional sites, which provide information on the Bank, guidance on security, disclosure of social and environmental actions, and specific investor publications, among others.

45 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

ATM network - Our ATM network has 31,527 ATMs distributed across Brazil, providing quick and convenient access to products and services. In addition to using our ATMs, customers can access the pooled network of 18,940 Banco24Horas machines to perform transactions such as cash withdrawals, statements, balance status queries, loans, payments of payment vouchers, transfers between Bradesco accounts and to other banks, consultation of wage statement, consultation for checks paid and cleared, proof of life to INSS and pre-paid card services. In 2015, 2.0 billion transactions were conducted in the ATMs.

We were a pioneer in Brazil in introducing a biometric reading system that identifies customers and authenticates ATM transactions through a sensor/invisible light beam capturing the image of the vascular pattern of the palm of the hand. This technology allows our customers to carry out transactions using only their card and hand palm reading. In addition, for greater convenience and speed, customers may also withdraw cash and check balances without their card, simply using biometrics and a six-digit password.

We believe that the biometric reading system is one of the world’s most advanced security technologies. This technology is available in 100% of Bradesco ATMs and in the Banco24Horas Network.

This technology allows retired customers and pensioners to perform “proof of life” with the use of automatic biometrics, through a partnership firmed with the INSS.

Bradesco Celular (Mobile banking) - We were the first Brazilian institution to use mobile banking.

Through this channel the customer can check bank balances and statements, make payments, recharge prepaid mobile phones, make transfers, get loans, obtain quotes and follow stock purchase and sale orders, among other things.

Bradesco Celular also provides the following services:

•      Free access: our free access enables customers to monitor their accounts via Bradesco Celular free of charge, without exhausting their data plans. Our agreement with mobile phone network operators Claro, Oi, Tim, and Vivo (Brazilian mobile phone network operators) is an important step towards providing our customers with access to their accounts and also digital progression in Brazil;

•      Depositing checks via mobile phone: our “Bradesco app” enables our customer to process checks by way of photographic image on a smartphone camera, thus eliminating the need to physically deliver checks at branch or ATM;

•      Payment with a barcode reader: our barcode reader application enables our customers to pay an invoce by focusing a smartphone camera on a barcode, which is then automatically filled in;

•      Touch ID: this functionality enables a client to associate their digital print to a four-digit password, enabling faster and more practical access to the account using the appications. This functionality is available on “Bradesco apps”, Bradesco Exclusive and Bradesco Prime for iPhones with a digital reader;

•      Bradesco Direct Reload: a service that enables reloading credits for prepaid mobile phones with just a single call from the device itself, even if there are no credits available for making calls. This feature is currently available for mobile phone users who are registered customers of Vivo, TIM and Claro;

•      SMS payments: by simply answering a SMS, our previously-registered customers are able to schedule advance payments or make payments with their banking collection forms registered with the DDA or utility bills;

•      InfoCelular (information on mobile phones): with this feature, our registered customers quickly and safely receive SMS messages reporting on banking transactions for their account in accordance with the period and amount they designate;

•      Bradesco Net Empresa Celular: unique application that allows legal entities to manage their company at any time and at any place;

•      Mobile Security token: an innovative and pioneering service in the market, the security token provides an additional convenience option for our customers by enabling them to authenticate any transaction carried out on the device and other digital channels; and

46 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

• Bradesco Celular via SMS (SMS Banking): this service allows our customers to confirm balances, see their last three entries in a bank statement and reload credits for prepaid mobile phones via SMS.

Telephone services - Fone Fácil (Contact Center) - Fone Fácil is our telephone banking system. The customized service system, with financial experts and virtual servicing, makes Fone Fácil one of the most efficient service channels and we have one of the most awarded banking relationship centers in Brazil, which is available to customers on a 24/7 basis.

Through this channel, the customer may acquire products, obtain information relating to their account, credit card, pension plans, capitalization bonds and carry out a number of transactions, such as: checking account balances, bank statements, payments, transfers, credit transactions, investments, registering with the mobile security token, registering and disabling a password, cancelling and reissuing cards.

In addition to the customized digital service, customers have access, through a number of specific numbers, to several telephone service centers including service centers for: internet banking, Net Empresa, Consortium, Private Pension Plan, Bradesco Financiamentos and Alô Bradesco.

Social Networks - We have had a strong performance on social networks since 2004 by performing the monitoring of our brand, products and services, providing services and relating with clients and non-clients 24 hours a day, 7 days a week. Our specialized social media team aims to provide responses to any queries raised within five minutes. We maintain relevant content on the financial universe, technology and relationship in all major social platforms.

Next Mobile Space - In 2012, we launched the Bradesco Next, a fully digital and multitouch space of interaction, which was designed to test new forms of usability, formats, layout and design for banking services. The strategy behind Bradesco Next is to develop new digital services that may be used in our branches.

In 2015, 92.0% of our transactions were performed through digital channels. The table below shows the number of operations carried out through digital channels:

Year ended December 31,	In millions of transactions		% Change
	2015	2014
Internet Individuals + Companies - with WebTA (1)	4,585	4,492	2.1%
ATMs	1,982	2,087	(5.0)%
Mobile Banking (Bradesco Celular)	3,664	1,908	92.0%
Telephone Banking (Fone Fácil)	278	410	(32.2)%
Total	10,509	8,897	18.1%
(1) WebTA is an internet file transmission service, to the Bank, carried out by corporate customers using Net Empresa.

Segmentation of Clients

We operate a model of client segmentation, which groups certain clients of the same profile together, thus furthering our ability to provide personalized service to our clients, in accordance with their needs.

Our five segments offer a range of products and differentiated services that are tailored to companies and individuals. We present below our segmentation of clients:

Client Segmentation
Corporations
Bradesco Corporate - Large companies, with annual revenues of more than R$250 million
Bradesco Empresas - Midsized companies, with annual revenues between R$30 million and R$250 million
Bradesco Varejo (Empresas e Negócios) - Small companies, with annual revenues of up to R$ 30 million
Individuals
Bradesco Private Bank - Clients with availability for investments as from R$3.0 million
Bradesco Prime - individuals with monthly income from R$10 thousand or availability of investment from R$100 thousand
Varejo Exclusive - Clients with a monthly income between R$4 thousand and R$10 thousand, or availability of investment from R$40 thousand.
Varejo Classic - Clients with a monthly income of up to R$ 3,999.99 or availability of investment of less than R$40 thousand.

47 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Bradesco Corporate

The Corporate segment is responsible for serving 1,562 business groups in a range of large corporations and institutional investors (revenues over R$250.0 million/year). Its offices are located in the main financial centers, offering customized services with a global reach. Bradesco Corporate counts on a highly skilled team to fulfill customers´ needs through a wide portfolio of products, structured solutions and financial services.

Bradesco Empresas

Bradesco Empresas serves companies with annual revenues between R$30 million and R$250 million across its 70 business units located strategically in Brazil, in several Brazilian capitals. In addition to these units, it still has 93 “Office Spaces” in other strategic locations, not covered by Bradesco Empresas, in environments with specialized structures for the service of economic groups, which fit the profile of the segment.

Bradesco Empresas offers business management products such as loans and advances, financing, investments, foreign trade, hedging transactions, cash management and structured transactions in capital markets to ensure good results and customer satisfaction.

Bradesco Private Bank

Bradesco Private Bank is responsible for advising high net-worth individuals, family-owned holding companies and investment companies, who have at least R$3.0 million in available resources for investing. It offers a wide range of financial products and services, and advises on the most appropriate solutions for each client profile. It also offers advice on tax planning, property and inheritance, as well as providing advice on structured operations and non-financial assets.

Currently, Bradesco Private Bank has 15 offices throughout Brazil and also counts on the support of the units abroad located in New York, London, Luxembourg and the Cayman Islands.

Bradesco Varejo

We are present in 100% of Brazil’s municipalities. Bradesco Varejo counts on a network of 4,109 Branches, 3,449 Service Stations (“PA”), 736 Electronic Service Stations (“PAEs”) and 43,560 units of banking correspondents - Bradesco Expresso, as well as thousands of self service equipment.

The customer service network offers products and services in remote places, of difficult access and also in regions with large concentrations of people with lower purchasing power, for example the Communities of Rocinha, Cidade de Deus, Rio das Pedras, Complexo do Alemão, Gardênia Azul, Cantagalo, Turano, Santa Marta, Mangueira, Chapéu Mangueira and Vila Kennedy in Rio de Janeiro, Heliópolis and Paraisópolis in São Paulo, besides the two boats: “Voyager III” and “Voyager V”, which provide banking services to riverside communities in the Amazon region. This service is increasing access to banking services for those people who would otherwise have little or no access to banking services, thus increasing social mobility.

Bradesco Prime

Bradesco Prime operates in the segment of individuals and has a service network of 305 branches and 448 "Bradesco Prime Spaces" strategically positioned. The Prime segment offers the following benefits to our clients:

•       personalized services provided by relationship managers: Experienced and skilled professionals providing full financial advisory services Certified by ANBIMA, each customer relationship manager manages a reduced client portfolio;

•       exclusive facilities: Bradesco Prime customers have access to their own network of exclusive branches offering convenience and privacy to tend to their business affairs. It also counts on "Bradesco Prime Spaces," a reserved and distinctive environment installed at Bradesco Varejo branches that fully maintains the segment's value proposition. Additionally, customers count on a wide network of branches throughout Brazil, including ATMs – Bradesco Network and Banco24Horas; and

•       exclusive products and services: Bradesco Prime offers a variety of products and services, such as internet banking (bradescoprime.com.br), call center (Fone Fácil Bradesco Prime), online advisors and investment funds, credit solutions with distinct rates, a diversified portfolio of insurance, pension plans and credit cards.

48 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Present in all Brazilian capitals, Bradesco Prime has been, throughout its existence, investing in technology, in the improvement of the relationship with clients and in the training of its professionals. It established a prominent position in the Brazilian market of banking services for high-income clients and has consolidated its position as the largest provider of services for these clients, with strategically positioned service stations throughout Brazil.

49 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Main subsidiaries

The following is a simplified framework containing our main subsidiaries in the activities of financial and insurance services and our voting interest as of December 31, 2015 (all consolidated in our financial statements under "Item 18. Financial Statements"). With the exception of Bradesco Argentina, Bradesco Europa, Bradesco Grand Cayman Branch and Bradesco New York Branch, the other significant subsidiaries are Brazilian entities. For more information in relation to the consolidation of our significant subsidiaries, see Note 2a of our consolidated financial statements in "Item 18. Financial Statements."

50 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

Risk Management Structure

The structure of our risk and capital management function consists of committees, responsible for assisting our Board of Directors and our Diretoria Executiva in making strategic decisions.

The “Integrated Risk Management and Capital Allocation Committee” is responsible for advising the Board of Directors on the performance of its roles in the management and control over risks and capital.

The committee is assisted by the Capital Management Executive Committee and the executive committees for risk management of: (i) Credit; (ii) Market and Liquidity; (iii) Operational and Socioenvironmental; (iv) Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários; and (v) Basel. There are also the Executive Products and Services Committee, and executive committees for our business units, whose tasks include suggesting limits for exposure to their related risks and devising mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

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

Our credit risk management is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and independence of the processes.

We seek to monitor our exposure to credit risk, which mainly results from loans and advances, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments and financial guarantees.

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

Credit Risk Management Process

Credit risk management is conducted in a centralized manner for the institution as a whole. This process engages several particular areas, which ensure an efficient framework to provide for independent and centralized credit risk measurement and control.

Our Credit Risk monitoring area is actively engaged in improving the customer risk rating models, following up large risks by periodically monitoring major delinquencies and the provisioning levels due to expected and unexpected losses.

This area continuously reviews the internal processes, including the roles and responsibilities, information technology training and requirements and periodic review of risk assessment, in order to incorporate new practices and methodologies.

51 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

In addition to the committee meetings, the business area holds monthly meetings with officers and heads of products and segments to ensure they are informed about the evolution of the portfolio of loans and advances, delinquency, adequacy of levels of losses by reducing the recoverable value of loans and advance payments, credit recovery, gross and net losses, portfolio limits and concentrations, and other items. This information is also monthly reported to the Audit Committee.

The business area also tracks each internal or external event that may significantly impact credit risk such as mergers, bankruptcies or crop failures and monitors sectors of economic activity in which we have the most representative exposures.

Both the governance process and limits are validated by the Integrated Risk and Capital Allocation Committee, submitted for approval by the Board of Directors, and reviewed at least once a year.

Market Risk

Market risk is the possibility of a loss of income due to fluctuations in prices and interest rate of the financial instruments resulting from mismatched maturities, currencies and indices of our asset and liability portfolios.

This risk is identified, measured, mitigated, controlled and reported. Our profile of exposure to market risk is in line with guidelines established by the governance process, with limits that are monitored on a timely and independent basis.

All transactions exposing us to market risk are mapped, measured and classified according to probability and magnitude, with the whole process approved by the governance structure.

Our risk management process involves the participation of all levels, from business units to the Board of Directors.

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

52 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Market Risk Management Process

Our market risk management process is run on a corporate wide basis. This process involves several areas with specific purposes, ensuring an efficient structure, with market risk measurement and control carried out on a centralized and independent basis. The management process, approved by the Board of Directors, is also reassessed at least annually by the relevant committees and the Board of Directors itself.

53 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

In addition to daily reports, the positions of the trading portfolio are discussed weekly by the Treasury Committee and the positions of the banking portfolio and liquidity reports are handled every fortnight by the Treasury Executive Committee for the Management of Assets and Liabilities. In both committees, the results and the risks are evaluated and the strategies are discussed. Both governance process and limits are validated by the Integrated Risk and Capital Allocation Committee and submitted for approval by the Board of Directors, which are reviewed at least once a year.

In case of any risk limit breach monitored by the Integrated Risk Control Department, the head of the business unit in charge is informed of the limit usage and, in a timely manner, the Committee of Integrated Risk Management and Capital Allocation is called in order to make a decision. If the committee chooses to increase the limit and/or change or maintain the positions, the Board of Directors is called to approve a new limit or to review our strategy with regard to this particular risk.

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

54 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

Liquidity risk is monitored at meetings of the Treasury Executive Committee for Asset Liability Management, which controls liquidity reserves and maturity and currency mismatches. Additionally, monitoring activity is also conducted by the Integrated Risk and Capital Allocation Committee and the Board of Directors.

Operational Risk

Operational risk is represented by the possibility of incurring losses arising from failures, deficiencies or the inadequacy of internal processes, people, systems and external events. This includes legal risk, associated with the activities we carry out.

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

These procedures are supported by a number of internal controls, validated on an independent basis in relation to their effectiveness and operation, to ensure acceptable risk levels in our processes.

Operational risk is primarily controlled and followed up by an independent area, Integrated Risk Control Department is supported by a number of areas that integrate the management process of this risk.

The Integrated Risk Control Department coordinates the Internal Control and Operational Risk Commission (“CIRO”). This Commission, which reports to the Executive Committee of Operational and Socioenvironmental Risk Management ("CEROS"), is aimed at analyzing the behavior of the operational losses of the business areas/branches, the efficiency and effectiveness of the processes and controls adopted, as well as the indicators and scenarios and assessing external data on operational losses by incorporating/adjusting processes and controls, if applicable.

CEROS, in turn, is assisted by the Integrated Risk Control Department, and reports the relevant subjects to the Audit Committee and to the Integrated Risk Management and Capital Allocation Committee, which reports to the Board of Directors.

The governance process is approved by the Board of Directors and reviewed at least once a year.

Internal controls and compliance

The efficacy of our internal controls is supported by trained professionals, well-defined and implemented processes, and by technology compatible with business needs.

We highlight that the internal control methodology we adopted is in line with the guidelines of the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) 2013 version, the purpose of which is to provide a model for internal controls, and management of corporate and fraud risks, aimed at improving organizational supervision and performance.

55 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

The existence, enforcement and efficacy of controls that ensure acceptable risk levels in our processes are certified by the area responsible for the execution of the tests of adherence of the controls, the results of which are conveyed to the Internal Controls and Compliance Audit Committees, as well as to the Board of Directors, with the purpose of providing assurance with regard to appropriately carrying out business transactions and achieving defined objectives, in accordance with external laws and regulations, internal policies, rules and procedures, as well as applicable codes of conduct and self-regulation.

Prevention of illegal acts

We conduct our business and our various relationships based on ethics and transparency, concepts that permeate our organizational culture, whose values and principles are ratified by our Code of Ethical Conduct and in our Sector-based Codes of Ethical Conduct.

In 2015, we provided training sessions to the Board of Directors, the Diretoria Executiva and areas with greater exposure to risk, which focused on policy, standards and procedures for the prevention of illegal acts, combining lectures and on-site courses.

The training given to our employees is comprised of programs in a variety of formats, such as guidebooks, videos, distance and on-site courses and live lectures specific to areas in which they are required.

For 2016 we are planning the continuity and reinforcement of training to administrators and employees is planned.

We have channels for corporate complaints, available on our Investor Relations website (www.bradescori.com.br/Governança Corporativa), which are also used to receive complaints about the occurrence of illegal acts, of the various interested parties.

Prevention of Money Laundering and Terrorism Financing

The Prevention of Money Laundering and Terrorism Financing Program is based on specific policies, principles, procedures and systems that establish guidelines to prevent and detect the utilization of our structure and/or our products and services for money laundering and terrorist financing purposes. This program is supported by the Prevention and Combat of Money Laundering and Terrorism Financing Executive Committee, which is responsible for assessing the work as to its effectiveness and the need to coordinate procedures with regulations defined by the regulating bodies and best domestic and international practices. Any suspect or unusual cases identified are forwarded to the Committee on Assessment of Suspicious Transactions, composed of a number of our areas, which assess the need for reporting to regulatory bodies.

Prevention and Fight against Corruption

We continuously seek to enforce measures with a view to preventing and fighting corruption and bribery, thus demonstrating our commitment towards operating our business and building and maintaining relationships in an ethical manner. The Program of Prevention and Fight against Corruption is supported by the Code of Ethical Conduct, by the Corporate Anti-corruption Policy and by the Ethical Conduct Committee, all approved by the Board of Directors. The Anti-Corruption Corporate Standard, with rules and procedures are aimed at the concession of gifts, sponsorships, donations, procurement and management of business partners, which aim to prevent and combat corruption and bribery, in compliance with the laws and regulations in force in Brazil and in the countries in which we have business units. We apply self-assessment (corporate, operational and administrative), which is one of the tools to ascertain the level of knowledge, understanding and implementation of the program, as well as subsidizing the actions for its dissemination. In 2016, we will continue to implement measures aimed at improvement of the integrity program provided for by Law No. 12,846/13. The main initiatives of such measures will be the review for the mapping of the risks of corruption and automated monitoring of concessions to third parties including, when applicable, public agents.

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

56 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Treasury activities

Our Treasury Department main objective is maximizing results with available resources and minimizing risks, by complying with the limits set forth by our Senior Management and the guidelines issued by our integrated risk control unit.

The main treasury-related activities are as follows:

•      planning and managing local and foreign currency cash flows;

•      proposing and observing asset and liability management strategy of the financial conglomerate;

•      managing maturity, rate and liquidity gaps arising from our activities;

•      calculating costs of our operations from both the assets and liabilities sides;

•      getting price estimates and managing commercial operations that involve risks such as: market, interest rate, foreign exchange, commodities and price index risks;

•      performing proprietary trading operations aimed at taking opportunities found in the range of the Treasury Department´s prospective scenario and market prices; and

•      taking part of analysis and decisions regarding directed credit and capital management.

Corporate security

The primary objective of the Corporate Security Department has as its main mission to act preventively and correctively regarding frauds in the information and system security that supports the business through the creation, implementation and maintenance of rules, processes and technologies. To achieve its objectives, it acts strategically and corporately to ensure security of customer service channels, information and systems, evaluating, treating and proposing improvements, aimed at preventing any critical exposures of vulnerabilities, supported by the possibility of an overall vision of the incidents and trends, obtained internally and externally. It is also a focal point for issuing technical opinions, in connection with strategic security issues, in the implementation of products, services or processes.

Among the main "Corporate Security Global Vision" responsibilities, we highlight the following:

•      the definition of our “System for Data Security Management”, based on our “Corporate Policy for Information Security” and establishment of a set of guidelines and policies, dealing with the principles of confidentiality, integrity and availability. The objective is to protect our information assets and those of our customers. These activities are supplemented by awareness and training initiatives for employees and also by information security risk assessments in products, services and processes;

•      our “Fraud-prevention and Electronic-channel Security” areas, manage processes to detect and mitigate risks in order to prevent any financial losses or negative impacts to our brand. They monitor transactions on electronic service channels and track strategic and corporate actions in order to propose solutions to managers of technical and business areas, thus enhancing security to products and electronic service channel accesses; and

•      the strategic and operating management of identity process and logical access to applications, aiming at protecting the system resources, in addition to working with the business units and technology, with the purpose of defining and restructuring automated controls and coordinating, on a corporate basis, all actions inherent in the access management.

Credit policy

Our credit policy is focused on:

•       ensuring the safety, quality, liquidity and diversification of asset allocation;

•       pursuing flexibility and profitability in business; and

•       minimizing risks inherent to loans and advances.

57 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

Our transactions are diversified and target individuals and companies that show ability to pay and stay in good standing. In all cases, we aim to have them secured by appropriate collateral for risks involved, from the point of view of uses of funds and repayment periods, as well as risk ratings. The Central Bank’s risk rating system has nine categories ranging from "excellent" to "very poor." In conformity with our commitment to the ongoing development of our methodologies, the credit risk rating for our clients/economic groups is based on a range of seventeen levels, of which thirteen represent accrual loans. This provides more adherence to the requirements set forth in the Basel Accords. For more details, see "Item 4.B. Business Overview – Regulation and Supervision – Banking Regulations – Treatment of Loans and Advances."

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

Our maximum exposure per client (e.g. individuals, companies or other economic groups) is determined by client rating and the aggregate maximum exposure is limited to 10.0% of our shareholders’ equity.

Any cases in which the maximum level of exposure per client exceeds the thresholds as set out in the table below and in which the total exposure equals or exceeds R$2.0 billion are required to be submitted to the Board of Directors for approval:

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

58 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

The following table shows individual loan limits for approval by branch managers, depending on the value and type of collateral offered:

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

59 Form 20-F – December 2015

4.B. Business Overview
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

60 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

61 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Deposit-taking activities

Our principal source of funding is deposits from Brazilian individuals and businesses. As of December 31, 2015, our total deposits were R$195.8 billion, representing 20.9% of our total liabilities.

We provide the following types of deposit and registration accounts:

•      checking accounts;

•      savings accounts;

•      time deposits;

•      interbank deposits from financial institutions; and

•      accounts for salary purposes.

The following table shows total customer deposits and deposits from banks by type and source, as of the dates indicated:

As of December 31,	% of total deposits	R$ in thousands
	2015	2015	2014	2013
From customers
Demand deposits	11.8%	23,012,068	32,086,299	39,633,427
Savings deposits	46.9%	91,878,765	92,154,815	80,717,805
Time deposits	40.7%	79,619,267	85,790,391	95,866,825
Deposits from banks
Demand deposits	0.4%	807,715	940,997	986,310
Interbank deposits	0.2%	466,448	641,205	963,855
Total	100.0%	195,784,263	211,613,707	218,168,222

Under monetary authority regulations, we must place a percentage of the demand deposits, savings deposits and time deposits we receive from our customers and deposits from leasing companies with the Central Bank as compulsory deposits, as follows:

Time deposits: we are required to deposit in an account with the Central Bank 25.0% of the amounts recorded under the following items: (i) time deposits; (ii) leasing companies' CDIs; (iii) currency exchange acceptance funds; (iv) debentures; (v) securities issued by the bank itself; and (vi) contracts assuming liabilities related to foreign transactions in excess of R$30.0 million. The amount required is collected in cash and we earn remuneration on the amount deposited at the SELIC rate.

The amount required may be deposited after deduction of an amount equal to certain transactions made by financial institutions. For deposit requirements on term funds, this deduction is limited to 60.0% of the requirement, as from the calculation period starting in August, 2014.

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

In May 2015, the Central Bank started remunerating 100% of the balance collected. In December of the same year, it was decided not to collect the compulsory payment for time deposits captured in operations of financial assistance or support of liquidity with funds or other mechanisms constituted by the financial institutions.

Time deposits are represented by bank deposit certificates – CDBs and pay either a fixed or a

62 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

floating rate, which is typically a percentage of the interbank interest rate. The breakdown between CDBs at pre-fixed rates and floating rates varies from time to time, depending on the market's interest rate expectations.

Demand deposits: we are required to deposit 45.0% of the average daily balance of demand deposits, collection of receivables, payment of taxes, third party funds in transit and obligations for the provision of payment services, exceeding R$70.0 million, in the Central Bank on a non-interest-bearing basis, pursuant to provisions of Circular No. 3,632/13, as amended by Circular No. 3,775/15. In December 2012, the Central Bank authorized the use of up to 20.0% of this balance to offer financing for the acquisition of certain capital assets, trucks, and export of consumable goods, among others, subject to certain conditions. This use was restricted to independent institutions or institutions that are part of financial conglomerates which recorded, as of April 2014, Tier I Capital above R$3.0 billion. The rules applicable to this deduction were amended by the Central Bank in February 2015. In December 2015, the Central Bank Circular No. 3,775/15 determined that financing operations agreed upon from December 2015 onwards, could only be used as a limit for compulsory deposits until July 2019.

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

Savings deposits: each week we are required to deposit in an account with the Central Bank an amount equivalent to 24.5% of the total average balance of our savings account deposits. The account bears interest annually at ““TR” plus interest of 6.2% or Reference Rate (“TR”) plus 70.0% of the SELIC rate for funding carried out from May 2012, when the SELIC rate is lower than 8.5% p.a..

In June 2015, the Central Bank allowed the use of up to the limit of 18.0% of the amounts chargeable on the balances of the financing of residential properties for deduction in the compulsory payment on savings. In December 2015, the Central Bank Circular No. 3,775/15 allowed financing operations agreed upon between December 2015 and July 2016 under projects in the framework of the of Decree-law No. 6,025 to be used as a limit for compulsory deposits up to 15% out of the 18% used for deduction.

According to Circular No. 3,655/13, as amended by Circular No. 3,755/15, we are required to deposit each week in an account with the Central Bank an additional amount corresponding to: (i) 11.0% of the average time deposits balance; and (ii) 5.5% of the savings deposit average balance. Also according to this Circular, there is no compulsory deposit on demand deposits. This additional amount is provided in reserves and we earn interest at the SELIC rate. It should be highlighted that rules on additional deposits have been frequently changed by the Central Bank, and may be subject to further changes without prior notice.

In February 2013, the Central Bank defined rules for financial cost collection on non-compliance with compulsory deposit, reserve or compulsory assignment requirements. The financial cost charged to institutions that failed to comply with these requirements was adjusted to the SELIC rate plus 4.0% p.a..

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

•      allocate 2.0% of demand deposits received to micro credit transactions; and

•      allocate a minimum of 65.0% of the total amount of deposits in savings accounts to finance residential real estate or housing construction. Amounts that can be used to satisfy this requirement include direct residential housing loans, mortgage notes, charged-off residential real estate or housing construction loans and certain other financings, all as specified in guidance issued by the Central Bank.

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

63 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Other funding sources

Our other funding sources include capital markets, import/export operations and onlending.

The following table sets forth the source and amount of our other funding sources as of the dates indicated:

As of December 31,	R$ in thousands
	2015	2014	2013
Funding Sources
Funding in the open market	222,291,364	219,359,890	185,055,358
Financial notes	71,691,563	54,961,063	35,208,325
Onlendings	42,101,046	43,779,544	40,863,996
Subordinated debt	50,282,936	35,821,666	35,885,003
Borrowings	28,236,838	15,218,591	15,230,854
Real estate credit notes	20,223,220	11,862,705	5,995,699
Agribusiness notes	7,642,250	8,570,579	4,371,017
Euronotes	6,204,942	6,276,614	8,412,859
Securities issued through securitization of payment orders	3,575,729	2,694,477	3,291,063
Mortgage notes	-	404,915	604,105
Structured Operations Certificates	512,343	260,046	-
Total	452,762,231	399,210,090	334,918,279

Our capital markets operations act as a source of funding to us through our transactions with financial institutions, mutual funds, fixed income and equity investment funds and foreign investment funds.

As of December 31, 2015, 2014 and 2013, funding in the open market, which consists of securities sold subject to repurchase agreements, accounted for 49.1%, 54.9% and 55.3%, respectively of our other funding sources. These amounts include securities attached to repurchase agreements mainly comprising Brazilian government securities and corporate debt securities. This type of operation is usually short-term and volatile in terms of volume since they are directly impacted by market liquidity.

We issued financial notes, a product that was introduced to the market at the beginning of 2010, aimed at meeting demand for long-term financing. Longer repayment terms contribute to the desired lengthening of the repayment schedule for the banking system's liabilities, since average repayment periods have also become longer due to the growing share of housing finance and investments of the total loan portfolio.

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

Data processing

We have available an up-to-date technological environment supported by a Data Center (CTI – Centro de Tecnologia da Informação) located in Cidade de Deus, Osasco, SP, with 11,900 sq. m in area, especially built to harbor information technology (IT) infrastructure and contains protections designed to ensure total availability of services offered by us.

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

64 Form 20-F – December 2015

4.B. Business Overview
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

We have intruder detection, antivirus and antispam systems designed to provide IT protection. Moreover, we continuously upgrade the security of our main software and hardware programs, such as web server digital certification and HSM 8000 cryptographic and ICSF coprocessor equipment.

Our safety tools monitor software, hardware and share information from stations and servers. In addition, we have a data loss prevention system, which was developed to guarantee protection to the Company’s data. An independent auditing firm carries out penetration tests on an annual basis. Our data security processes are ISO 27000 Information Security certified.

Our internet systems have a separate infrastructure, enabling different customer segments (individuals, corporate, staff) to use resources independently in order to provide better service, and due to the critical nature of such services.

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

As of December 31, 2015, state-owned financial institutions held 45.7% of the National Financial System's (“SFN”) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 37.3% share and foreign-controlled financial institutions, with a 17.0% share.

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

In April, 2012, Circular No. 3,590/12 was issued, determining that the following transactions should be analyzed by the Central Bank with respect to their effects on competition, notwithstanding the review related to the stability of the financial system:

•      transfers of ownership control;

•      takeovers;

•      mergers;

•      business transfers; and

•      other means of business concentration.

In August 2012, the CMN set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for exercising positions in statutory or contractual bodies.

65 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil and Santander Brasil. As of December 2015, our total market share was 9.9% and, among private banks, it was 22.4%.

Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors are Banco do Brasil, Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are interest rates, annual fees, card distribution network and benefits offered.

Consortia

Currently, the consortia market includes approximately 170 administrators, divided between the bank, manufacturer and independent administrators.

We believe one of our competitive differentials is the credibility of the Bradesco brand and our extensive distribution network, with the largest service network in the entire whole of Brazil.

Investment Bank

The investment bank market in Brazil is in a recession, further increasing competitive pressure. Among the main players are Itaú BBA, BTG Pactual, Santander and other international institutions. The main competitive advantages are relationship with clients and the capacity of implementation.

Leasing

In general, the Brazilian leasing market is dominated by companies affiliated with vehicle and equipment producers and large banks. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Asset management

As of December 31, 2015, the asset management industry in Brazil managed funds worth R$2.8 trillion in shareholders’ equity according to ANBIMA. BRAM held a portion of R$395.8 billion, representing a growth of 13.6% as compared to the 12 previous months or 13.8% of market share. We are the leading institution as measured by the number of investment fund quotaholders with 2.7 million.

Insurance, pension plans and capitalization bonds

Insurance sector

As leader of the Brazilian insurance market, with a 25.5% market share as of December 31, 2015, Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector.

Our principal competitors are BB Seguridade, Itaú Unibanco Seguros S.A., SulAmérica Seguros, Porto Seguro, Caixa Seguros e Zurich/Santander, which account for a combined total of approximately 54.9% of all premiums generated in the market, as reported by SUSEP, in December 2015.

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

With 28.8% of total contributions in the sector (SUSEP), Bradesco Vida e Previdência's main competitive advantages are: the brand “Bradesco”, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

66 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Capitalization bonds sector

According to SUSEP, Bradesco Capitalização holds a 25.6% market share in capitalization bonds income and 22.2% in terms of technical provisions. Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN.

Principal financial institutions

As of December 31, 2015, 9 financial conglomerates operated in Brazil, consisting of public-sector commercial and multiple-service banks controlled by federal and state governments (including Caixa Econômica Federal) and 144 financial conglomerates, consisting of private-sector commercial and multiple-service banks. For Brazilian regulatory purposes, insurance companies, private pension plans and capitalization bonds providers are not considered financial institutions.

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

Central Bank

The Central Bank was created by Law No. 4,595/64 and is the primary executor of the guidelines of the CMN, responsible for ensuring the purchasing power of the national currency, including responsibility for:

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

The Central Bank supervises financial institutions by:

•      setting minimum capital requirements, compulsory deposit requirements and operational limits;

67 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

•      authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);

•      authorizing changes in shareholder control of financial institutions;

•      requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and

•      requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

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

•      any entity whose management consists of the same or substantially the same members as its own executive committee; or

•      its executive officers and directors (including their immediate families) or any company controlled by its executive officers and directors or their immediate families or in which any of them, directly or indirectly, holds more than 10.0% of share capital.

The restrictions with respect to the concentration limit to a single person or group do not apply to interbank deposits entered into by financial institutions subject to consolidation of their financial statements.

Capital adequacy and leverage

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,192/13 and No. 4,193/13. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. For further information on Basel III, see “Item 5.B – Liquidity and Capital Resources – Capital Compliance – Basel III.”

According to CMN Resolution No. 4,280/13, financial institutions, except for credit cooperatives, must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

68 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Under certain conditions and within certain limits, financial institutions may include eligible instruments when determining their capital requirements in order to calculate their operational limits, provided that this instrument complies with the requirements of regulation in force.

Since January 2015, financial institutions based in Brazil are required to calculate their capital requirements on a consolidated basis with institutions that are part of their prudential conglomerate.

The CMN Resolution 4,280/13 defines that the following entities located in Brazil or abroad shall be considered in the prudential conglomerate of its direct or indirect controllers: (i) financial institutions and other institutions authorized to operate by the Central Bank; (ii) consortium administrators; (iii) payment institutions; (iv) organizations that acquire credit transactions, including real estate and credit rights; and (v) other legal entities headquartered in Brazil that are solely engaged in holding interests in the entities set out above.

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

In December 2014, and then in October 2015, the Central Bank changed the procedures for calculating the portion of risk-weight assets, in connection with the calculation of the capital required for the operational risk by way of a standardized approach. Under the present model, this is calculated based on the risk of financial institutions and its direct and indirect controlled entities, based on the gross revenue for the past three years. The prudential conglomerate concept, however, does not have a retroactive data base to supply such information. In order to overcome this obstacle, a transitional model for the calculation of operational risk was adopted in January 2015.

For more information on our capital ratios, see “Item 5.B - Liquidity and Capital Resources– Capital compliance - Basel III”.

Compulsory Deposits

The Central Bank periodically sets compulsory deposit and related requirements for financial institutions based in Brazil. The Central Bank uses reserve requirements as a mechanism to control liquidity in the SFN.

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank. For a summary of current requirements, see “Item 4.B. Business Overview – Deposit Funding”.

The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its RC. In addition, if its exposure is greater than 5.0% of its RC, the financial institution must hold additional capital at least equivalent to 100% of its exposure. Since July 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate's net consolidated exposure.

Asset composition requirements

According to the Resolution No. 2,844/01, as amended, financial institutions based in Brazil may not allocate more than 25.0% of their RC to loans and advances (including guarantees) to the same customer (including customer's parent, affiliates and subsidiaries) or to securities from any issuer. They also may not act as underwriters (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their RC.

69 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

According to the Resolution No. 2,283/96, permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their RC.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution's equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its RC. Within that limit, repurchase operations involving private securities may not exceed five times the amount of the financial institution's RC. Limits on repurchase operations involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

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

Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank issued specific rules that became effective in February 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank and by the CVM. Specifically, cross-border derivative transactions must (i) be registered within two business days; and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

In January 2010, registration rules were extended to cover hedging transactions in foreign OTC markets or exchanges.

In November 2010, to facilitate management of derivatives-related risk incurred by financial institutions, the CVM stipulated that market participants should create mechanisms in order to share information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules.

70 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Treatment of loans and advances

Financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit risk classifications are determined in accordance with Central Bank criteria relating to:

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

For regulatory purposes, financial institutions are required to classify the level of risk of their loan operations according to Central Bank criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the operation, among others, in order to identify potential loan losses.

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

71 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

72 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the loan and advance operation, as follows:

Classification of Loan	Minimum Provision %
AA	-
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H (1)	100.0
(1) Financial institutions must write off any loan six months after its initial classification as an H loan.

Loans and advances of up to R$50,000 may be classified by the method used by the financial institution itself or the arrears criteria, described above. Classifications should be at least level A, according to the Central Bank.

Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank, together with their financial statements. This information must include:

•      a breakdown of the business activities and nature of borrowers;

•      maturities of their loans; and

•      amounts of rescheduled, written-off and recovered loans.

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

Brazilian Clearing System – (Sistema de Pagamentos Brasileiro, or “SPB”)

The SPB was regulated and restructured under legislation enacted in 2001. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions' credit and liquidity risks.

The subsystems in the SPB are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components to the system, set aside a portion of their assets as an additional guarantee for settlement of transactions.

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

73 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Financial institutions and other institutions authorized by the Central Bank are also required under the rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank. Under these rules, institutions are required to maintain, at least:

•      liquidity risk management policies and strategies, which are clearly evidenced and set operational limits and procedures aimed at exposure to liquidity risk at a level required by the Management;

•      processes to identify, assess, monitor and control liquidity risk exposure during different time frames, including intraday and comprising at least a daily assessment of operations with settlement terms below 90 days;

•      an assessment, at least annually, of the processes described in the previous item;

•      funding policies and strategies that provide for adequate diversification of fund sources and maturity terms;

•      liquidity contingency plan, which is updated on a regular basis and sets responsibilities and procedures to face liquidity stress scenarios;

•      regular stress tests with short and long-term idiosyncratic and systemic scenarios, whose results should be considered when designing or revising policies, strategies, limits and the liquidity contingency plan; and

•      liquidity risk assessment as part of the process of approving new products, as well as an assessment of how compatible these products are with existing procedures and controls.

Financial institutions were positively affected by the restructuring of the SPB. Under the old system, in which transactions were processed at the end of the day, an institution could carry a balance, positive or negative, a situation which is no longer allowed. Payments must now be processed in real time, and since March 2013, the amounts over R$1,000 are being processed by electronic transfers between institutions with immediately available funds. If a transaction is made using checks, an additional bank fee will be charged.

The Central Bank and CVM have the power to regulate and supervise the SPB.

In October 2013, Law No. 12,865/13 was enacted providing for payment arrangements and payment institutions that are part of SPB. In November 2013, in order to regulate this law: (i) the CMN established guidelines for the regulation, surveillance and supervision of payment institutions and payment arrangements that are part of SPB; and (ii) the Central Bank: (a) defined requirements and procedures to authorize the establishment and operation, cancellation of authorization, control changes, structure of management positions, name and head office location, corporate reorganizations, conditions to hold management positions in payment institutions and authorization for financial institutions to provide payment services; (b) created a regulation to govern, among others, provision of payment services in the ambit of payment arrangements that are part of SPB, and established criteria according to which payment arrangements will not be part of SPB, among others; and (c) established rules on risk management, minimum capital requirements, governance of payment institutions, preservation of value and liquidity of payment account balances.

In April 2014, the Central Bank changed the rules regarding any payment institutions and any related arrangements. The main changes were as follows: (i) it determined that the payment institutions shall deposit with the Central Bank the amounts corresponding to the electronic balance of any payment accounts, plus the electronic balance of any amounts being transferred between payment accounts within the same payment institution. To ensure the viability of the Brazilian Payment System (SPB), such deposit should be affected gradually; starting with 20.0% in 2014 and increasing to 100% in 2019; and (ii) it reviewed the definition of arrangements that may be considered an integral part of the SPB.

As of September 2015, the Central Bank issued Circular No. 3,765/15 amending Circular No. 3,682/13 and bringing significant changes in the rules applicable to payment agreements that are part of the SPB.

The main changes are: (i) centralized compulsory clearing and settlement of credit or debit electronic orders through a clearing and settlement system authorized by the Central Bank; (ii) new requirements for interchangeably operating arrangements, the introduction of “home institution” concept, the change of criteria to maintain closed payment arrangements; and (iii) the change of terms to decrease minimum operating volumes applicable to payment arrangements that are not part of the SPB.

74 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

•      faces a shortage of assets;

•      fails to comply with compulsory deposit rules;

•      has reckless or fraudulent management; or

•      has operations or circumstances requiring an intervention.

Repayment of creditors in liquidation

In the case of liquidation of a financial institution, employees' wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank created the Fundo Garantidor de Créditos - FGC to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all financial institutions based in Brazil accepting deposits from customers.

75 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

In December 2010, the CMN increased the maximum amount of the guarantee provided by the FGC from R$60,000 to R$70,000. In May 2013, this amount was raised again to R$250,000 and has been kept by the Central Bank at this level since then. In 2006, it reduced the ordinary monthly FGC contribution from 0.025% to 0.0125% of the balance held in bank accounts covered by FGC insurance.

In February, 2016, the percentage of the contribution on instruments listed in article 2, paragraphs I to X from Appendix II of Resolution No. 4,222/13 was changed to 0.0125%, even if correspondent credits are unsecured.

According to CMN rules, the maximum value of the balance of such deposits is limited (with a maximum aggregate of R$5.0 billion by December 31, 2014 or R$3.0 billion as of January 1, 2015) to: (i) for the balance of the deposits originally made without fiduciary assignment, the highest of the following amounts: (a) the equivalent of twice the regulatory Tier I capital, calculated yearly on the base date June 30 earning interest monthly at the SELIC rate; (b) the equivalent of twice the regulatory Tier I capital, calculated as of December 31, 2008, earning interest monthly at the SELIC rate as of May 1, 2009; and (c) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank on June 30, 2008, earning interest monthly at the SELIC rate as of May 1, 2009; and (ii) for the balance of the deposits made with fiduciary assignment, the following factors over the regulatory Tier I capital, calculated as of December 31 of the previous year, adjusted by the SELIC rate: (i) 1.6 as of June 1, 2013; and (ii) 2 as of January 1, 2014.

Furthermore, the limit on taking time deposits with special FGC guarantees without fiduciary assignment has been reduced, in accordance with the following schedule:

•      40.0% from January 1, 2013;

•      60.0% from January 1, 2014;

•      80.0% from January 1, 2015; and

•      100.0% from January 1, 2016.

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

Restrictions on foreign investment

The Brazilian Constitution permits foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank authorized us to create an ADR program for our common shares in the U.S. market. Foreign interest in our capital stock is currently limited to 30.0%.

76 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Central Bank Circular No. 3,461/09, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives, heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, among others. Central Bank Circular No. 3,654/13 expanded such list to include other members of the Judiciary, Legislative and Executive powers, as well as individuals who held or still hold relevant positions in foreign governments. Financial institutions are required to adopt certain mechanisms in order to: (i) identify the final beneficiaries of each transaction; (ii) identify whether these politically exposed individuals are involved; (iii) monitor financial transactions involving politically exposed individuals; and (iv) pay special attention to people from countries with which Brazil maintains a high number of business and financial transactions, shared borders or ethnic, linguistic or political relations.

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

In July 2012, Law No. 12,683/12 came into force, amending Law No. 9,613/98, and toughened the rules on money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and companies obliged to report transactions to the Controlling Council of Financial Activities (“COAF”), including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20 million. In June 2013, the CVM enacted an instruction that conformed regulation of this government agency to Law no. 12,638/12, establishing the obligation to send to the regulatory or inspection agency information regarding the non-existence of suspect financial transactions and other situations that generate the need for communications.

77 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

In November 2014, the Central Bank changed the procedures related to the Regulation of Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF) to be adhered to by the payment institutions. Accordingly, in addition to the AML/CTF procedures already required, payment institutions must also: (i) adopt procedures and controls to confirm information on customer’s identification, which may, among others, match the information provided by the end users against information available in public or private data bases; and (ii) implement AML/CTF risk management systems to provide for the identification and assessment of such risk, as well as carry out mitigation measures proportionate to the risks identified, particularly for high risk cases.. These changes were made to meet international requirements set forth under the scope of the Financial Action Task Force (FATF), which is the body responsible for establishing AML/CTF standards to be adhered to by the countries of the G20, such as Brazil. Although applicable rules to payment institutions were expanded, a more flexible approach was applied to prepaid accounts, as the limit for simplified identification was changed from R$1,500 to R$5,000 and the range of information to be kept for payment accounts opened by individuals was reduced.

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

This set of legislation, comprising resolutions and self-regulations, establishes that such policy must establish guidelines to drive social and environmental actions in business and other activities, as well as its relationship with any interested parties. Accordingly, the institution should take into account the nature and complexity of its activities, as well as its level of exposure to the social and environmental risk, defined by observing the principles of proportionality, efficiency and relevance, respectively.

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

78 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

In advance of Resolution No. 4,327/14, over the first half of 2013, our Sustainability and Corporate Planning areas commenced discussing the structure of a strategic plan focused on business and the definition of the main sustainability guidelines for the next five years. This process has involved the Diretoria Executiva and all areas of the group, and its main purpose is to establish a clear connection between the sustainability actions and the business, allowing for the diligent management of risks and opportunities.

Rotational requirements of independent accounting firm

Under Brazilian regulations, all financial institutions must:

•      be audited by an independent accounting firm; and

•      have the specialist in charge, officer, manager or audit team supervisor periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

Each independent accounting firm must immediately inform the Central Bank of any event that may materially adversely affect the relevant financial institution's status.

In March 2002, an amendment to the Brazilian Corporate Law gave the members of our Board of Directors veto rights over the appointment or removal of our independent accounting firm.

For additional information on the auditors of the consolidated financial statements included in this annual report see “Item 16.C. Principal Accountant Fees and Services.”

Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are obliged to have our financial statements audited every six months in accordance with BR GAAP, applicable to institutions authorized to operate by the Central Bank. Quarterly financial information filed with the CVM is subject to review by our independent auditors. Additionally, as required by CMN Resolution No. 3,786/09, we also are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the opinion of an independent auditing firm.

In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to their independent accounting firm's non-auditing services provided to the entity whenever such services accounted for more than 5.0% of the amount paid to the external auditors.

The independent auditors must also declare to the audited company's management that their provision of these services does not affect the independence and objectivity required for external auditing services.

In May 2004, the CMN enacted new auditing regulations applicable to all financial institutions based in Brazil; which were later revised. Under these regulations, we are required to appoint a member of our Management to be responsible for monitoring and supervising compliance with the accounting and auditing requirements set forth in the legislation.

Pursuant to this regulation, financial institutions having RC of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third party deposits of over R$5.0 billion are also required to create an audit committee consisting of independent members. According to the regulation, the number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions' bylaws. The Audit Committee is responsible for recommending to management which independent accounting firm to engage, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were revised in December 2003 to stipulate the existence of an audit committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 1, 2004. In October 2006, the CMN amended the Resolution No. 3,198/04, changing the minimum requirements to be observed by the financial institutions when electing members for the Audit Committee. In April 2014, the CMN changed certain rules related to audit committees in order to improve the composition and operation of such committees. These rules provided that up to one third of its members may exercise another single consecutive term of office, granting more independence to the Audit Committees of privately-held institutions. See "Item 16.D. Exemptions from the listing standards for Audit Committees."

79 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Since July 2004, we are required to publish a semi-annual audit committee report together with our financial statements. Our Audit Committee's first report was issued together with our financial statements for the second half of 2004.

In September 2009, the Central Bank issued rules setting criteria for auditors on the latter preparation of reports on the quality and compliance of the internal controls systems, and on non-compliance with legal and regulatory provisions. These norms, amended in January 2010, state that in addition to their regular auditing functions, auditors must assess the following items: (i) control environment; (ii) risk identification and assessment; (iii) controls adopted; (iv) information and communication policies; (v) forms of monitoring and improvement; and (vi) deficiencies identified.

Regulation of operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, London, Buenos Aires, Tokyo, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank supervises Brazilian financial institutions' foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries activities’ should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

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

In December 2014, the CVM enacted Instruction No. 555/14, which will replace Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, Instruction No. 555/14 addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the customer’s profile in connection with funds investing over 95.0% of its net equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the fund management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets. Instruction No. 555/14 became effective on October 1, 2015.

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

•      invest more than 20.0% of their net assets in securities issued by the same financial institution (including the fund administrator); and

•      invest more than 5.0% of their net assets if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank.

There are no limits when the issuer is the government. For the purposes of these limits, the same issuer means the parent company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

80 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Under the previous regulation (Instruction No. 409/04), the qualified investor funds required a minimum investment of R$1 million per investor and were subject to concentration limitations per issuer or per type of asset as long as this is stated in their bylaws. Under the current regulation (Instruction No. 555/14), this privilege is eligible only for funds for professional investors.

In addition, CVM Instruction No. 409/04 stated that funds could hold financial assets traded abroad in their portfolios as follows: (i) for foreign-debt funds and qualified investor funds that stipulated this possibility, there is no limit; (ii) for multimarket funds, up to 20.0% of net assets; and (iii) for other funds, up to 10.0% of net assets. Instruction No. 555/14 changed these limits to: (i) no limits, for funds classified as “Fixed Income – Foreign Debt,”, funds exclusively intended for professional investors that include in their denomination the suffix “Foreign Investment”, and certain funds exclusively intended for qualified investors; (ii) up to 40.0% of its net equity for funds exclusively intended for qualified investors that do not follow certain provisions set forth in this Instruction; and (iii) up to 20.0% of its net equity for general public funds.

Also in December 2014, the CVM established a new concept for qualified and professional investors. Companies and individuals are to be deemed professional investors if they hold financial investments above R$10.0 million, and are deemed to be qualified investors if they hold financial investments above R$1 million. These definitions became effective in October 1, 2015.

Regulation of brokers and dealers

Broker and dealer firms are part of the SFN and are subject to CMN, Central Bank and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank and are the only institutions in Brazil authorized to trade on Brazil's stock exchanges and commodities and futures exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe BM&FBOVESPA rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

•      with few exceptions, execute transactions that may be characterized as the granting loans to their customers, including the assignment of rights;

•      collect commissions from their customers related to transactions of securities during the primary distribution; or

•      acquire assets, including real estate properties, which are not for their own utilization; with certain exceptions.

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

81 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

•      establishment of a liquidity minimum ratio (20.0%) over the minimum capital requirement (“CMR”), so that the companies can promptly react to unexpected losses incurred by their capital;

•      changes to the base capital for open pension plan entities constituted as business corporations; and

•      exclusion of all references to solvency margin, once all risk portions were already established in the capital requirement rules.

The CNSP Resolution No. 302/13 was revoked by CNSP Resolution No. 316/14, which maintained a large part of the prior rules. The main change was the definition of the capital installment amounts applicable to Supplementary Pension Plan Open Entities (“EAPC”), which are now applicable to insurance companies. In December 2014, the CNSP issued Resolution No. 317/14, addressing criteria for calculating risk capital based on the market risk of local insurance companies, supplementary pension plan open entities, capitalization companies and reinsurance companies.

82 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

EAPCs and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, which addresses the set up, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and open supplementary pension fund entities.

Taxes on our main transactions

Taxes on financial transactions (“IOF”) on loan transactions

IOF levied on loan transactions has as its taxable event the delivery of the obligation amount or value, or the event of making it available to the interested party.

Rate applicable to loan and advances of any type, including credit opening is 0.0041% per day to legal entity borrowers and since January 22, 2015, 0.0082% to or individual borrowers.

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

Since January 2008, besides IOF on the transactions mentioned above, loans and advances have been subject to IOF additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity. For legal entities, IOF rate calculation base is not the sum of outstanding debt balances, IOF shall not exceed 1.8765% and for individuals, it will not exceed a 3.373% rate, which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment.

IOF on loan transactions is levied on transactions between individuals and legal entities domiciled in Brazil, as well as on transactions whose creditor resides in Brazil, even if the debtor is located abroad. However, the IOF is not levied on loan transactions where the lender is located abroad and the borrower is in Brazil.

83 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

IOF on insurance transactions

IOF levied on insurance transactions has as its taxable event the receipt of premium. Applicable rates are as follows:

•      0.0% on: (i) reinsurance transactions; (ii) transactions related to mandatory insurance, linked to residential housing loans granted by an agent of the national housing system (SFH); (iii) insurance transactions for export credits and international merchandise transportation; (iv) aeronautical insurance and civil liability of airlines; (v) premiums intended to finance life insurance plans with survival coverage; and (vi) guarantee insurance;

•      0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;

•      2.38% private health insurance business; and

•      7.38% for all other insurance transactions.

Income and social contribution taxes on income

Federal taxes on company income include two components, income tax known as "IRPJ" and tax on net profits, known as "Social Contribution" or "CSLL." Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per year. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. Social contribution tax payable by financial institutions is calculated based on a rate of 20.0% from September 1, 2015 through December 31, 2018, and a rate of 15.0% as from January 1, 2019. For further information on our income tax expense, see Note 17 to our consolidated financial statements in "Item 18. Financial Statements."

Due to taxation on universal bases, companies based in Brazil are taxed based on their global income rather than income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits on an annual basis.

With respect to affiliates, by the general rule of Law No. 12,973/14, affiliates abroad will have their dividends (and not the corporate profit) taxed at the time of effective distribution, nevertheless, with two exceptions: (i) cases in which they are domiciled in a tax haven; or (ii) that adopt a sub-taxation scheme, or in which they are treated as subsidiary. With regard to the rules applicable to the subsidiaries, the new discipline introduced by Law No. 12,973/14 foresees that the legal entities in Brazil with a stake in a subsidiary abroad must: (i) record in sub accounts the investment account, in proportion to the stake held, the share of the adjustment of the investment value equivalent to corporate profits (those calculated before local income tax), earned by the subsidiaries, directly and indirectly, in Brazil or abroad, concerning the calendar year in which they were calculated in the balance sheet; and (ii) compute these values in their calculation of actual income and from the calculation base of the Social Contribution.

In June 2010, legislation in Brazil introduced thin capitalization rules, and limited deduction for interest paid or credited by a company based in Brazil to: (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying; and (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime.

In cases where the creditor is a related party domiciled abroad and holds an equity interest in the company based in Brazil making a payment, debt may not exceed the equivalent to twice such shareholders' interest in the total equity of the company based in Brazil. In case of a related party with no shareholding interest, the limit will be equivalent to twice the total equity of the company resident in Brazil. If there is more than one creditor, total debt owed foreign companies may not exceed the equivalent of twice the total value of the interests of all the related parties in the equity of the company resident in Brazil. If the creditor is domiciled in a low tax jurisdiction the debt amount may not exceed 30.0% of the equity of the company based in Brazil. Any amounts exceeding the limits above such limit may not be deducted for purposes of withholding income and social contributions taxes.

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

84 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

In November 2010, the Brazilian tax authorities issued a normative instruction altering the tax treatment applicable to variation in the monetary value of taxpayers' credit rights and obligations due to varying exchange rates. Under this new instrument, as of the 2011 calendar year, the election of tax regime for taxation of exchange-rate variations may only be exercised in January of each calendar year and may only be altered during the fiscal year if there is "material variation in the exchange rate," as published by a Finance Ministry Directive.

PIS and Cofins

Two federal taxes are imposed on the gross revenues of corporate entities: PIS and Cofins. Nonetheless, many revenues, such as: dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets (investments, fixed assets and intangible assets) and, as a general rule, export revenues paid in foreign currency are not included in the calculation base for PIS and Cofins. Revenues earned by corporations domiciled in Brazil are subject to PIS and Cofins taxes corresponding to interest on equity.

Brazilian legislation authorizes certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

Between 2002 (PIS) and 2003 (Cofins), the government implemented a non-cumulative collection system of PIS and Cofins taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and Cofins were substantially increased. Subsequent to the changes made to PIS and Cofins, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

Since August 2004, the PIS and Cofins rates due on financial revenues were of 0.0%, including those arising from operations carried out for purposes of hedge, earned by legal entities subject to the system of non-accrual of these contributions. In April 2015, Decree No. 8,426/15 establishes that from July 2015, the rates shall be reestablished to 0.65% and 4.0%, respectively, including with respect to the revenue arising from hedge operations. However, even before the production of the effects of Decree No. 8,426/15, the normative was changed with the promulgation of Decree No. 8,451/15, which reassured the maintenance of the zero rate for contributions to PIS and Cofins, specifically in relation to financial revenues arising from: (i) monetary variation, depending on the exchange rate, of export operations of goods and services, as well as obligations incurred by the legal entity, including loans and financing; and (ii) of hedge operations carried out on the stock exchange, of commodities and of futures, or in the organized OTC market.

Certain economic activities are expressly excluded from the procedures of the non-accrual collection of the PIS and Cofins. This is the case of financial institutions, which shall remain subject to PIS and Cofins by the "accrued" procedures, which does not permit the discount of any credits, as provided by Article 10, paragraph I, of Law No. 10,833/03. In spite of this impossibility of accrual of credits, the legislation in force enables the exclusion of certain expenditure in the calculation by such entities of the bases of calculation of the PIS and Cofins (as is the case, for example, of the expenses incurred by the banks in financial mediation operations and expenditure on severance payments corresponding to accidents occurring in the case of private insurance companies). In such cases, the income received by the financial institutions is subject to Contribution to the PIS and Cofins at the rates of 0.65% and 4.0%, respectively.

In July 2010, the Brazilian tax authorities introduced digital tax records for PIS and Cofins taxes. Under the new rule, financial and similar institutions must keep digital records for PIS and Cofins taxes relating to taxable events occurring as of January 2012.

Foreign Account Tax Compliance Act (FATCA)

We have taken, and intend to continue to take, the necessary steps to comply with the requirements of FATCA, including having registered ourselves, and our relevant subsidiaries in and outside of Brazil, for FATCA purposes with the U.S. Internal Revenue Service. Brazil and other countries in which we do business have entered into government level agreements with the United States regarding the implantation of FATCA and have adopted rules and regulations governing our business. The steps we have taken involving clients (which include new procedures for onboarding clients, carrying out diligence of historic client relationships and reporting of information to the taxing authorities) are designed to comply with the standards of the relevant jurisdictions in which we are doing business.

85 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Selected Statistical Information

Selected statistical data shown in this section as of and for the years ended December 31, 2015, 2014 and 2013 is derived from our audited consolidated financial statements prepared in accordance with IFRS, included elsewhere in this annual report, except for average balances, whose calculation methods are shown below. The data for the years ended December 31, 2012 and 2011, is derived from our audited consolidated financial statements prepared in accordance with IFRS which are not included herein.

We have included the following information for analytical purposes. You should read this information (for the years ended December 31, 2015, 2014, and 2013) in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements in "Item 18. Financial Statements."

86 Form 20-F – December 2015

4.B. Business Overview
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

Interest-earning and non-interest earning assets

For the year ended December 31,	R$ in thousands, except %
	2015			2014			2013
	Average balance	Interest and similar income	Average yield/ interest	Average balance	Interest and similar income	Average yield/ interest	Average balance	Interest and similar income	Average yield/ interest
Interest‑earning assets
Financial assets held for trading	108,737,397	13,982,927	12.9%	83,791,866	9,357,339	11.2%	80,909,973	7,872,493	9.7%
Financial assets available for sale	95,434,117	11,629,493	12.2%	84,494,315	9,537,105	11.3%	79,895,464	7,740,512	9.7%
Investments held to maturity	32,732,694	5,253,616	16.1%	24,024,810	2,870,674	11.9%	3,791,552	603,768	15.9%
Assets pledged as collateral	148,107,052	20,270,191	13.7%	130,319,525	13,953,796	10.7%	112,404,700	12,770,916	11.4%
Loans and advances to banks	63,314,643	8,349,194	13.2%	76,830,557	8,709,828	11.3%	104,232,013	8,899,967	8.5%
Loans and advances to customers	337,673,348	62,916,514	18.6%	317,455,318	55,140,405	17.4%	289,336,399	49,645,420	17.2%
Central Bank compulsory deposits	43,933,707	4,587,412	10.4%	47,038,434	4,277,351	9.1%	42,757,972	3,110,877	7.3%
Other interest‑earning assets	640,098	58,905	9.2%	605,011	46,598	7.7%	575,113	38,671	6.7%
Total interest‑earning assets	830,573,056	127,048,252	15.3%	764,559,836	103,893,096	13.6%	713,903,186	90,682,624	12.7%
*	*	*	*	*	*	*	*	*	*
Non‑interest‑earning assets
Cash and balances with banks	12,896,943	-	-	11,795,512	-	-	11,969,749	-	-
Central Bank compulsory deposits	4,881,039	-	-	6,203,757	-	-	6,719,354	-	-
Financial assets available for sale (shares)	4,664,733	-	-	5,403,709	-	-	6,849,306	-	-
Non‑performing loans and advances to customers (1)	13,960,817	-	-	13,733,170	-	-	11,273,935	-	-
Impairment of loans and advances	(24,716,311)	-	-	(21,602,532)	-	-	(21,305,397)	-	-
Investments in associates and joint ventures	4,318,847	-	-	3,519,890	-	-	2,855,127	-	-
Property and equipment, net of accumulated depreciation	4,763,516	-	-	4,441,468	-	-	4,323,084	-	-
Intangible assets and goodwill, net of accumulated amortization	7,848,705	-	-	7,872,367	-	-	8,155,015	-	-
Current and deferred income tax	46,630,519	-	-	35,008,119	-	-	32,488,983	-	-
Other non‑interest‑earning assets	52,087,514	-	-	41,402,123	-	-	42,512,399	-	-
Total non‑interest‑earning assets	127,336,322	-	-	107,777,583	-	-	105,841,555	-	-
*	*	*	*	*	*	*	*	*	*
Total assets	957,909,378	127,048,252	13.3%	872,337,419	103,893,096	11.9%	819,744,741	90,682,624	11.1%
(1) Overdue by more than 60 days.

87 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Interest-bearing and non-interest-bearing liabilities

For the year ended December 31,	R$ in thousands, except %
	2015			2014			2013
	Average balance	Interest and similar expense	Average yield/ interest	Average balance	Interest and similar expense	Average yield/ interest	Average balance	Interest and similar expense	Average yield/ interest
Interest‑bearing liabilities
Interbank deposits	621,904	74,814	12.0%	695,132	86,232	12.4%	671,404	63,268	9.4%
Savings deposits	91,075,494	6,450,258	7.1%	84,921,694	5,440,263	6.4%	73,307,137	4,112,323	5.6%
Time deposits	83,978,162	5,942,386	7.1%	91,990,788	6,441,317	7.0%	99,565,994	5,828,956	5.9%
Funding in the open market	211,686,661	23,509,785	11.1%	192,967,597	19,161,452	9.9%	182,981,063	16,671,777	9.1%
Borrowings and onlendings	64,029,996	3,092,184	4.8%	56,123,972	1,821,103	3.2%	49,273,352	1,937,991	3.9%
Funds from securities issued	97,739,942	11,570,606	11.8%	69,849,843	6,689,844	9.6%	52,476,783	3,646,584	6.9%
Subordinated debt	38,601,843	4,669,830	12.1%	35,826,626	3,787,060	10.6%	35,560,706	3,132,915	8.8%
Insurance technical provisions and pension plans	156,922,463	16,102,347	10.3%	136,308,516	10,420,058	7.6%	125,179,124	5,988,328	4.8%
Total interest-bearing liabilities	744,656,465	71,412,210	9.6%	668,684,168	53,847,329	8.1%	619,015,563	41,382,142	6.7%
*	*	*	*	*	*	*	*	*	*
Non-interest-bearing liabilities
Demand deposits	26,969,963	-	-	35,138,920	-	-	36,876,193	-	-
Other non‑interest‑bearing liabilities	99,995,194	-	-	91,429,077	-	-	95,039,096	-	-
Total non‑interest‑bearing liabilities	126,965,157	-	-	126,567,997	-	-	131,915,289	-	-
*	*	*	*	*	*	*	*	*	*
Total liabilities	871,621,622	71,412,210	8.2%	795,252,165	53,847,329	6.8%	750,930,852	41,382,142	5.5%
*	*	*	*	*	*	*	*	*	*
Equity attributable to controlling shareholders	85,887,584	-	-	76,574,415	-	-	68,216,774	-	-
Non-controlling interest	400,172	-	-	510,839	-	-	597,115	-	-
Total liabilities and equity	957,909,378	71,412,210	7.5%	872,337,419	53,847,329	6.2%	819,744,741	41,382,142	5.0%

88 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Changes in interest and similar income and expenses – volume and rate analysis

The following table shows the effects of changes in our interest income and expense arising from changes in average volumes and average yield/rates for the periods presented. We calculated the changes in volume and interest rate based on the analysis of average balances during the period and changes in average interest rates on interest-earning assets and interest-bearing liabilities. We allocated the net change from the combined effects of volume and rate proportionately to the average volume and rate, in absolute terms, without considering positive and negative effects:

For the year ended December 31,	R$ in thousands
	2015/2014			2014/2013
	Increase/(decrease) due to changes in
	Average volume	Average yield/rate	Net change	Average volume	Average yield/rate	Net change
Interest‑earning assets
Financial assets held for trading	3,065,477	1,560,111	4,625,588	288,454	1,196,391	1,484,845
Financial assets available for sale	1,295,680	796,708	2,092,388	464,565	1,332,028	1,796,593
Investments held to maturity	1,223,916	1,159,026	2,382,942	2,453,574	(186,668)	2,266,906
Assets pledged as collateral	2,078,973	4,237,422	6,316,395	1,949,309	(766,429)	1,182,880
Loans and advances to banks	(1,661,949)	1,301,315	(360,634)	(2,680,978)	2,490,839	(190,139)
Loans and advances to customers	3,630,993	4,145,116	7,776,109	4,877,444	617,541	5,494,985
Central Bank compulsory deposits	(295,217)	605,278	310,061	333,685	832,789	1,166,474
Other interest‑earning assets	2,823	9,484	12,307	2,087	5,840	7,927
Total interest‑earning assets	9,340,696	13,814,460	23,155,156	7,688,140	5,522,331	13,210,471
*	*	*	*	*	*	*
Interest‑bearing liabilities
Interbank deposits	(8,871)	(2,547)	(11,418)	2,307	20,657	22,964
Savings deposits	411,163	598,832	1,009,995	700,331	627,609	1,327,940
Time deposits	(566,341)	67,410	(498,931)	(467,788)	1,080,149	612,361
Funding in the open market	1,957,905	2,390,428	4,348,333	940,788	1,548,887	2,489,675
Borrowings and onlendings	284,580	986,501	1,271,081	248,568	(365,456)	(116,888)
Funds from securities issued	3,067,421	1,813,341	4,880,762	1,420,379	1,622,881	3,043,260
Subordinated debt	308,147	574,623	882,770	23,597	630,548	654,145
Insurance technical provisions and pension plans	1,741,117	3,941,172	5,682,289	573,617	3,858,113	4,431,730
Total interest‑bearing liabilities	7,195,121	10,369,760	17,564,881	3,441,799	9,023,388	12,465,187

Net interest margin and spread

The following table shows the average balance of our interest-earning assets, interest-bearing liabilities, and net interest and similar income, and compares net interest margin with net interest spread for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2015	2014	2013
Average balance of interest‑earning assets	830,573,056	764,559,836	713,903,186
Average balance of interest‑bearing liabilities	744,656,465	668,684,168	619,015,563
Net interest income (1)	55,636,042	50,045,767	49,300,483
*	*	*	*
Interest rate on the average balance of interest‑earning assets	15.3%	13.6%	12.7%
Interest rate on the average balance of interest‑bearing liabilities	9.6%	8.1%	6.7%
Net yield on interest‑earning assets (2)	5.7%	5.5%	6.0%
*	*	*	*
Net interest margin (3)	6.7%	6.5%	6.9%
(1) Total interest income less total interest expenses;
(2) Difference between the yield on the rates of the average interest earning assets and the rate of the average interest bearing liabilities; and
(3) Net interest income divided by average interest earning assets.

89 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Return on equity and assets

The following table shows selected financial indices for the periods indicated:

For the year ended December 31,	R$ in thousands, except % and per share information
	2015	2014	2013
Net income attributable to controlling shareholders	18,132,906	15,314,943	12,395,920
Average total assets	957,909,378	872,337,419	819,744,741
Average equity attributable to controlling shareholders	85,887,584	76,574,415	68,216,774
Net income attributable to controlling shareholders as a percentage of average total assets	1.9%	1.8%	1.5%
Net income attributable to controlling shareholders as a percentage of average equity attributable to controlling shareholders	21.1%	20.0%	18.2%
Equity attributable to controlling shareholders as a percentage of average total assets	9.0%	8.8%	8.3%
Dividends payout ratio to net income (1)	32.2%	31.5%	31.5%
(1) Dividends and Interest on Equity (net of taxes) divided by net income, discounting legal reserves, according to BR GAAP.

Financial assets held for trading, available for sale, investments held to maturity and assets pledged as collateral

The following table shows, as of the dates indicated, the breakdown of our financial assets held for trading, available for sale at fair value and our investments held to maturity at amortized cost. For more information on the treatment of our financial assets held for trading, available for sale and investments held to maturity see Notes 2(e), 20, 21 and 22 to our consolidated financial statements included in "Item 18. Financial Statements.":

December 31,	R$ in thousands, except %
	2015	2014	2013
Financial assets held for trading
Brazilian government securities	93,833,116	35,014,906	46,847,468
Corporate debt and marketable equity securities	7,674,357	10,332,717	17,886,442
Bank debt securities	15,322,751	15,905,309	20,187,824
Mutual funds	21,711,385	12,336,964	8,426,678
Derivative financial instruments	18,870,917	4,421,457	2,509,028
Foreign government securities	784,507	68,397	235,083
Brazilian sovereign bonds	1,426,416	418,561	-
Total financial assets held for trading	159,623,449	78,498,311	96,092,523
Financial assets held for trading as a percentage of total assets	15.5%	8.4%	11.5%
*	*	*	*
Financial assets available for sale
Brazilian government securities	66,215,852	70,149,037	28,985,685
Corporate debt securities	35,761,813	41,366,773	31,058,356
Marketable equity securities	9,323,746	5,829,244	5,880,497
Bank debt securities	4,643,044	3,354,779	1,849,287
Brazilian sovereign bonds	4,791	261,901	64,586
Foreign government securities	1,746,204	-	-
Total financial assets available for sale	117,695,450	120,961,734	67,838,411
Financial assets available for sale as a percentage of total assets	11.5%	13.0%	8.1%
*	*	*	*
Investments held to maturity
Brazilian government securities	27,405,022	25,032,157	23,029,469
Corporate debt securities	12,557,446	-	-
Brazilian sovereign bonds	41,092	38,874	39,557
Total investments held to maturity	40,003,560	25,071,031	23,069,026
Investments held to maturity as a percentage of total assets	3.9%	2.7%	2.8%

90 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

The following table shows our assets pledged as collateral as of the dates indicated. For additional information about our assets pledged as collateral, see Note 23 to our consolidated financial statements included in "Item 18. Financial Statements":

December 31,	R$ in thousands, except %
	2015	2014	2013
Financial assets held for trading
Brazilian government securities	291,498	1,257,413	2,924,653
Total of financial assets held for trading	291,498	1,257,413	2,924,653
Financial assets held for trading as a percentage of total assets	0.0%	0.1%	0.3%
*	*	*	*
Financial assets available for sale
Brazilian government securities	28,866,615	7,095,516	44,667,819
Corporate debt securities	2,488,929	3,661,955	1,939,437
Bank debt securities	1,817,967	3,858,993	453,231
Total of financial assets available for sale	33,173,511	14,616,464	47,060,487
Financial assets available for sale as a percentage of total assets	3.2%	1.6%	5.6%
*	*	*	*
Investments held to maturity
Brazilian sovereign bonds	-	-	4,360
Total of investments held to maturity	-	-	4,360
Investments held to maturity as a percentage of total assets	-	-	-
*	*	*	*
Loans and advances to banks
Interbank investments	111,024,912	136,738,812	67,750,725
Total of Loans and advances to banks	111,024,912	136,738,812	67,750,725
Loans and advances to banks as a percentage of total assets	10.8%	14.7%	8.1%
*	*	*	*
Total assets pledged as collateral	144,489,921	152,612,689	117,740,225
Assets pledged as collateral as a % of total assets	14.1%	16.4%	14.0%

91 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Maturity distribution

The following table shows maturity dates and weighted average yield as of December 31, 2015, for our financial assets held for trading, financial assets available for sale and investments held to maturity:

December 31, 2015	R$ in thousands, except %
	Due in 1 year or less		Due after 1 year up to 5 years		Due after 5 years up to 10 years		Due after 10 years		No stated maturity		Total
	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield
Financial assets held for trading
Brazilian government securities	90,131,579	14.5%	296,972	14.2%	2,808,014	12.5%	596,551	10.8%	-	-	93,833,116	14.4%
Corporate debt and marketable equity securities (1)	4,798,808	12.0%	1,900,107	11.7%	240,653	11.1%	98,454	10.4%	636,335	-	7,674,357	11.9%
Bank debt securities	13,471,328	12.6%	1,851,423	12.4%	-	-	-	-	-	-	15,322,751	12.5%
Mutual funds (2)	-	-	-	-	-	-	-	-	21,711,385	-	21,711,385	-
Derivative financial instruments	3,578,666	-	13,190,614	-	2,073,209	-	28,428	-	-	-	18,870,917	-
Foreign government securities	784,507	9.9%	-	-	-	-	-	-	-	-	784,507	9.9%
Brazilian sovereign bonds	1,426,030	8.8%	-	-	-	-	386	7.1%	-	-	1,426,416	8.8%
Total financial assets held for trading	114,190,918	-	17,239,116	-	5,121,876	-	723,819	-	22,347,720	-	159,623,449	-
*	*	*	*	*	*	*	*	*	*	*	*	*
Financial assets available for sale
Brazilian government securities	36,027,429	12.5%	18,993,675	13.5%	3,412,033	11.0%	7,782,715	10.5%	-	-	66,215,852	12.4%
Brazilian sovereign bonds	-	-	4,791	8.0%	-	-	-	-	-	-	4,791	8.0%
Corporate debt securities	4,979,924	8.0%	16,031,208	11.0%	14,102,823	10.6%	647,858	10.1%	-	-	35,761,813	10.4%
Bank debt securities	2,427,400	5.6%	2,089,727	5.8%	84,630	8.8%	41,287	8.5%	-	-	4,643,044	5.8%
Marketable equity securities (2)	-	-	-	-	-	-	-	-	9,323,746	-	9,323,746	-
Foreign government securities	1,746,204	13.9%	-	-	-	-	-	-	-	-	1,746,204	13.9%
Total financial assets available for sale	45,180,957	-	37,119,401	-	17,599,486	-	8,471,860	-	9,323,746	-	117,695,450	-
*	*	*	*	*	*	*	*	*	*	*	*	*
Investments held to maturity
Brazilian government securities	-	-	4,147,712	16.8%	7,363,027	17.3%	15,894,283	17.6%	-	-	27,405,022	17.4%
Brazilian sovereign bonds	1,614	8.0%	39,478	8.0%	-	-	-	-	-	-	41,092	8.0%
Floating rate – bills of exchange	1,390	7.9%	505,395	10.2%	2,980,587	9.6%	9,070,074	9.5%	-	-	12,557,446	9.5%
Total investments held to maturity	3,004	-	4,692,585	-	10,343,614	-	24,964,357	-	-	-	40,003,560	-
*	*	*	*	*	*	*	*	*	*	*	*	*
Overall Total	159,374,879	-	59,051,102	-	33,064,976	-	34,160,036	-	31,671,466	-	317,322,459	-
(1) For no stated maturity, it corresponds to marketable equity securities; and
(2) Investments in these assets are redeemable at any time in accordance with our liquidity needs. Average yield is not stated, as future yields are not quantifiable.

92 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

The following table shows maturity dates and weighted average yield as of December 31, 2015, for our assets pledged as collateral.

December 31, 2015	R$ in thousands, except %
	Due in 1 year or less		Due after 1 year to 5 years		Due after 5 years to 10 years		Due after 10 years		Total
	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield	Balance	Average yield
Financial assets held for trading
Brazilian government securities	44,828	15.2%	161,105	15.0%	83,912	14.7%	1,653	13.3%	291,498	14.9%
Total of financial assets held for trading	44,828	-	161,105	-	83,912	-	1,653	-	291,498	-
*	*	*	*	*	*	*	*	*	*	*
Financial assets available for sale
Brazilian government securities	11,864,672	15.4%	5,907,294	15.0%	11,089,434	14.0%	5,215	13.3%	28,866,615	14.8%
Corporate debt securities	-	-	379,731	10.5%	2,109,198	8.9%	-	-	2,488,929	9.1%
Bank debt securities	-	-	1,500,739	5.4%	317,228	4.5%	-	-	1,817,967	5.3%
Total of financial assets available for sale	11,864,672	-	7,787,764	-	13,515,860	-	5,215	-	33,173,511	-
*	*	*	*	*	*	*	*	*	*	*
Loans and advances to banks
Interbank investments	111,024,912	14.2%	-	-	-	-	-	-	111,024,912	14.2%
Total of loans and advances to banks	111,024,912	-	-	-	-	-	-	-	111,024,912	-
*	*	*	*	*	*	*	*	*	*	*
Overall Total	122,934,412	-	7,948,869	-	13,599,772	-	6,868	-	144,489,921	-

93 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

The following table shows our financial assets held for trading, financial assets available for sale and investments held to maturity as of the dates indicated:

	R$ in thousands
	At fair value		Amortized cost	Total
	Financial assets held for trading	Financial assets available for sale	Investments held to maturity
December 31, 2015
Denominated in reais	155,144,937	110,208,119	39,962,468	305,315,524
Denominated in foreign currency (1)	4,478,512	7,487,331	41,092	12,006,935
*	*	*	*	*
December 31, 2014
Denominated in reais	76,459,925	117,176,241	25,032,157	218,668,323
Denominated in foreign currency (1)	2,038,386	3,785,493	38,874	5,862,753
*	*	*	*	*
December 31, 2013
Denominated in reais	95,269,738	60,435,790	23,023,353	178,728,881
Denominated in foreign currency (1)	822,785	7,402,621	45,673	8,271,079
(1) Predominantly U.S. dollars.

The following table shows our assets pledged as collateral by currency as of the dates indicated:

	R$ in thousands
	At fair value			Amortized cost	Total
	Financial assets held for trading	Financial assets available for sale	Loans and advances to banks	Investments held to maturity
December 31, 2015
Denominated in reais	291,498	28,866,614	111,024,912	-	140,183,024
Denominated in foreign currency (1)	-	4,306,897	-	-	4,306,897
*	*	*	*	*	*
December 31, 2014
Denominated in reais	1,257,413	7,095,516	136,738,812	-	145,091,741
Denominated in foreign currency (1)	-	7,520,948	-	-	7,520,948
*	*	*	*	*	*
December 31, 2013
Denominated in reais	2,924,653	44,667,818	67,750,725	-	115,343,196
Denominated in foreign currency (1)	-	2,392,669	-	4,360	2,397,029
(1) Predominantly U.S. dollars.

Loans and advances to customers

The following tables summarize our outstanding loans and advances to customers by category of transaction. Substantially all of our loans and advances to customers are to borrowers domiciled in Brazil and are denominated in reais. The majority of our loans and advances are denominated in reais and indexed to fixed or variable interest rates. A smaller portion of them are denominated in, or indexed to, the U.S. dollar and subject to interest rates:

December 31,	R$ in thousands
	2015	2014	2013	2012	2011
Type of loans and advances to customers
Working capital	65,501,431	62,155,974	59,180,627	53,298,176	49,461,882
Personal credit (1)	49,681,429	45,807,489	41,922,683	32,240,786	24,374,640
BNDES/Finame onlendings	38,158,108	42,168,754	40,543,267	35,703,861	35,398,656
Vehicles - Direct Consumer Financing (CDC)	26,484,476	30,354,903	32,209,642	33,820,338	30,651,218
Housing loans	48,114,515	40,103,169	27,870,462	22,302,967	15,930,568
Export financing	38,180,619	26,141,531	25,662,214	22,665,551	20,504,778
Credit cards	30,943,428	28,072,447	25,473,079	22,367,978	19,776,579
Rural loans	13,710,274	17,057,992	13,651,917	11,580,061	11,036,251
Guaranteed account	9,831,248	10,500,353	10,422,370	9,800,968	9,671,487
Import financing	11,026,017	9,195,381	8,598,811	6,580,312	5,072,822
Leasing	3,072,777	4,319,148	5,713,481	8,035,454	11,550,838
Insurance premiums receivable	4,757,182	4,257,787	3,717,227	2,893,506	2,472,923
Overdraft facilities	3,904,890	3,665,539	3,312,666	2,988,632	2,745,695
Others	26,957,274	25,396,213	25,701,122	24,657,024	24,154,584
Total portfolio	370,323,668	349,196,681	323,979,568	288,935,614	262,802,921
*	*	*	*	*	*
Impairment of loans and advances	(25,455,204)	(21,132,677)	(19,858,234)	(19,914,294)	(17,551,042)
*	*	*	*	*	*
Net loans and advances to customers	344,868,464	328,064,004	304,121,334	269,021,320	245,251,879
(1) Including payroll-dedcutible loans.

94 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

The main types of loans and advances presented are as follows:

•      Working capital – this line of credit is used to meet company cash requirements, finance operational cycle and honor commitments such as purchases of raw materials, goods, and other items;

•      Personal credit – this credit is for individuals, with the objective of financing personal needs or the purchase of consumer goods;

•      BNDES/FINAME onlendings – BNDES financing programs are intended for financing the implementation, expansion and modernization of production activities and infrastructure. FINAME operations consist of financing of machinery and equipment manufactured in Brazil;

•      Vehicles – CDC – this line of credit is directly linked to financing for the purchase of new and used vehicles;

•      Housing loans – these loans are used to acquire real estate that are usually long-term and mortgage loans to construction companies;

•      Export financing – these are advances on exchange contracts to customers exporting goods or services, individuals and companies, exporting through exchange contracts that are normally short- and medium-term loans, onlending of funds from BNDES-EXIM, export credit notes and bonds, pre-payment for export and operations structured by our units abroad;

•      Credit card – this credit line is based on previously approved limits for acquisition of goods or services;

•      Rural credit – this line of credit is for farmers and agricultural cooperatives, funds to cover current costs, investment and marketing of agricultural products;

•      Guaranteed account – this is a revolving credit line to be used by companies to meet their emergency financial needs;

•      Import financing – this is a foreign currency financing line intended for paying purchases made abroad; and

•      Leasing – leasing contracts consist primarily of leases of equipment and automobiles to both corporate and individual borrowers.

Impairment of loans and advances

Impairment of loans and advances represent Management’s estimates of incurred losses in our portfolio of loans and advances. The assessment of this estimate is based on frequent revisions of individual loans and loans collectively assessed for impairment. For further information on the methodology of calculating the impairment of loans and advances, see "Item 5.A. Operating Results – Critical accounting policies – Impairment of loans and advances."

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

Indexation

The majority of our portfolio of loans and advances is denominated in reais. However, a portion of our portfolio of loans and advances is indexed or denominated in foreign currencies, predominantly the U.S. dollar. Our loans and advances indexed to and denominated in foreign currency consist primarily of onlending of Eurobonds and export and import financing, and represented 13.6% in 2015, 10.6% in 2014 and 10.2% in 2013 of our portfolio of loans and advances. In many cases our customers hold derivative instruments to minimize exchange rate variation risk.

95 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Maturities and interest rates of loans and advances to customers

The following tables show the distribution of maturities of our loans and advances to customers by type, as well as the composition of our loans and advances to customers’ portfolio by interest rate and maturity, as of the dates indicated:

As of December 31, 2015	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity(1)	Total loans and advances, gross	Impairment of loans and advances	Total
Type of loans and advances to customers
Working capital	6,935,651	3,891,709	2,836,317	9,452,904	13,481,551	26,120,178	2,783,121	65,501,431	(5,922,477)	59,578,954
Personal credit	3,353,732	2,827,704	2,283,364	5,821,298	8,730,164	24,308,346	2,356,821	49,681,429	(2,941,571)	46,739,858
BNDES/Finame onlendings	5,252,425	5,270,302	5,038,273	6,627,832	2,247,463	13,689,807	32,006	38,158,108	(555,715)	37,602,393
Vehicles - Direct Consumer Financing (CDC)	1,555,316	1,469,244	1,361,801	3,601,343	5,828,647	11,047,011	1,621,114	26,484,476	(1,839,711)	24,644,765
Housing loans	463,319	232,129	227,848	829,652	2,036,677	43,777,689	547,201	48,114,515	(864,111)	47,250,404
Export financing	1,846,079	2,519,338	1,843,353	5,166,231	4,298,635	22,252,716	254,267	38,180,619	(642,533)	37,538,085
Credit cards	-	-	-	-	-	-	30,943,428	30,943,428	(4,005,048)	26,938,380
Rural loans	410,844	624,249	538,770	1,787,100	6,306,605	3,685,948	356,758	13,710,274	(544,530)	13,165,744
Guaranteed account	2,612,673	2,782,097	2,210,882	1,680,310	129,749	89,728	325,809	9,831,248	(297,873)	9,533,375
Import financing	1,325,783	1,168,322	1,117,366	4,514,063	1,814,467	997,654	88,362	11,026,017	(164,967)	10,861,050
Leasing	175,938	159,821	190,196	407,602	644,567	1,399,038	95,615	3,072,777	(152,028)	2,920,748
Insurance premiums receivable	4,632,289	-	-	-	-	124,893	-	4,757,182	(277,173)	4,480,009
Overdraft facilities	1,188,496	756,905	508,523	172,096	285,105	7,210	986,555	3,904,890	(578,631)	3,326,259
Others	6,970,642	3,085,568	1,800,713	2,665,394	2,099,666	5,261,507	5,073,784	26,957,274	(6,668,836)	20,288,440
Total loans and advances to customers	36,723,187	24,787,388	19,957,406	42,725,825	47,903,296	152,761,725	45,464,841	370,323,668	(25,455,204)	344,868,464
(1) Primarily composed of non-performing loans and advances to customers over 60 days, excluding credit cards operations.

As of December 31, 2015	R$ in thousands
	Due within 30 days or less	Due in 31 to 90 days	Due in 91 to 180 days	Due in 181 to 360 days	Due in 1 to 3 years	Due after 3 years	No stated maturity	Total loans, gross
Types of loans and advances to customer by maturity
Fixed rates	33,733,445	20,546,786	16,326,357	34,357,696	38,308,206	75,156,884	44,885,201	263,314,575
Floating rates	2,989,742	4,240,602	3,631,049	8,368,129	9,595,090	77,604,841	579,640	107,009,093
Total	36,723,187	24,787,388	19,957,406	42,725,825	47,903,296	152,761,725	45,464,841	370,323,668

96 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Outstanding foreign loans

The majority of our outstanding cross-border commercial loans that are denominated in foreign currencies are raised in U.S. dollars by subsidiaries of Brazilian companies through our Cayman branch. These loans represented, on average, 4.3% of our total assets over the last three years. We believe that there are no significant cross-border risks on these transactions, since a substantial part of the related credit risk is guaranteed by the parent company in Brazil. The remainder of our outstanding cross-border transactions mainly includes investments in securities, which represented, on average, 2.3% of our total assets over the last three years.

Loans and advances to customers by economic activity

The following table summarizes our loans and advances to customers by borrowers' economic activity, as of the dates indicated:

As of December 31,	R$ in thousands, except %
	2015		2014		2013
	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio	Loans and advances portfolio	% of loans and advances portfolio
Public sector	10,250,375	2.8%	6,849,002	2.0%	2,188,831	0.7%
Federal Government	10,241,594	2.8%	6,828,851	2.0%	2,148,497	0.7%
Petrochemicals	10,241,594	2.8%	6,828,851	2.0%	2,148,497	0.7%
State Government	8,781	0.0%	20,151	0.0%	40,334	0.0%
Production and distribution of electricity	8,781	0.0%	20,151	0.0%	40,334	0.0%
*	*	*	*	*	*	*
Private sector	360,073,293	97.2%	342,347,679	98.0%	321,790,737	99.3%
Manufacturing	65,158,837	17.6%	56,651,087	16.2%	58,245,854	18.0%
Food and beverages	13,663,410	3.7%	13,640,472	3.9%	13,195,437	4.1%
Steel, metallurgy and mechanics	11,036,375	3.0%	10,092,318	2.9%	11,378,577	3.5%
Chemicals	5,624,425	1.5%	4,522,057	1.3%	4,484,287	1.4%
Pulp and paper	4,532,249	1.2%	3,886,236	1.1%	3,624,721	1.1%
Textile and clothing	2,905,258	0.8%	3,138,214	0.9%	3,203,296	1.0%
Oil refining and production of alcohol	1,492,215	0.4%	1,816,990	0.5%	2,732,785	0.8%
Rubber and plastic articles	2,820,736	0.8%	2,810,322	0.8%	2,876,366	0.9%
Extraction of metallic and non-metallic minerals	2,390,913	0.6%	1,166,969	0.3%	1,707,413	0.5%
Light and heavy vehicles	8,690,405	2.3%	5,353,212	1.5%	4,630,370	1.4%
Furniture and wood products	2,118,945	0.6%	2,205,048	0.6%	2,332,805	0.7%
Electro and electronic products	1,313,480	0.4%	1,237,075	0.4%	1,915,767	0.6%
Non-metallic materials	1,948,504	0.5%	2,081,481	0.6%	2,161,609	0.7%
Automotive parts and accessories	2,135,485	0.6%	1,998,093	0.6%	1,296,869	0.4%
Leather articles	903,781	0.2%	791,083	0.2%	818,542	0.3%
Publishing, printing and reproduction	552,354	0.1%	578,718	0.2%	769,280	0.2%
Other industries	3,030,302	0.8%	1,332,799	0.4%	1,117,730	0.3%
Commercial	41,267,638	11.1%	43,024,256	12.3%	45,979,578	14.2%
Specialty stores	7,562,545	2.0%	8,317,266	2.4%	11,093,681	3.4%
Food, beverages and tobbaco	4,874,823	1.3%	5,553,398	1.6%	5,490,367	1.7%
Non-specialized retailer	6,306,350	1.7%	5,332,616	1.5%	5,046,434	1.6%
Motor vehicles	2,830,651	0.8%	3,604,046	1.0%	4,195,342	1.3%
Parts, acessories and motor vehicle repairing	2,832,476	0.8%	3,066,004	0.9%	3,402,385	1.1%
Clothing and footwear	3,006,953	0.8%	3,079,345	0.9%	3,522,719	1.1%
Personal and household goods	1,877,115	0.5%	2,211,096	0.6%	2,788,145	0.9%
Waste and scrap	3,387,879	0.9%	3,680,167	1.1%	2,366,354	0.7%
Fuel	1,846,528	0.5%	1,970,667	0.6%	1,901,922	0.6%
Trade intermediaries	1,173,241	0.3%	967,833	0.3%	1,533,412	0.5%
Wholesale of goods in general	1,029,359	0.3%	942,695	0.3%	1,716,400	0.5%
Agricultural products	2,072,597	0.6%	2,292,274	0.7%	1,352,744	0.4%
Other commercial activities	2,467,121	0.7%	2,006,849	0.6%	1,569,673	0.5%
Services	102,629,056	27.7%	97,987,989	28.1%	84,554,012	26.1%
Transportation and storage	17,471,591	4.7%	18,319,498	5.2%	16,825,914	5.2%
Real estate activities, rentals and corporate services	14,618,213	3.9%	13,802,102	4.0%	14,504,420	4.5%
Civil construction	23,340,313	6.3%	24,557,530	7.0%	20,475,364	6.3%
Production and distribution of electricity, gas and water	4,722,345	1.3%	4,616,014	1.3%	4,408,326	1.4%
Holding companies, legal, accounting and business advisory services	7,166,007	1.9%	6,758,970	1.9%	5,386,952	1.7%
Social services, education, health, defense and social security	5,083,060	1.4%	4,778,628	1.4%	4,007,990	1.2%
Lodging and catering services	2,867,336	0.8%	2,919,739	0.8%	2,824,681	0.9%
Club, leisure, cultural and sport activities	5,675,333	1.5%	4,826,010	1.4%	2,234,255	0.7%
Telecommunications	440,342	0.1%	774,953	0.2%	484,397	0.1%
Other services	21,244,516	5.7%	16,634,545	4.8%	13,401,713	4.1%
Individuals	147,859,789	39.9%	141,219,983	40.4%	128,635,645	39.7%
Agribusiness	3,157,973	0.9%	3,464,364	1.0%	4,375,648	1.4%
*	*	*	*	*	*	*
Total	370,323,668	100.0%	349,196,681	100.0%	323,979,568	100.0%
*	*	*	*	*	*	*
Impairment of loans and advances	(25,455,204)		(21,132,677)		(19,858,234)

97 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Non-performing loans and advances and impairment of loans and advances

The following table summarizes our non-performing loans and advances (loans and advances operations overdue for over 60 days and that no longer accrue interest), whether they are subject to impairment or not, as well as those neither due nor impaired, and certain asset quality ratios for the dates shown. Our Senior Management uses some of these ratios for monitoring purposes and to support decision-making when granting loan and advances. For further information regarding the performance of some of these ratios, see Item “5.A. Operating Results.":

December 31,	R$ in thousands, except %
	2015	2014	2013	2012	2011
Non‑performing loans and advances to customers, over 60 days	18,238,152	14,779,382	13,650,513	14,455,265	12,968,613
Foreclosed assets	1,247,106	1,006,461	832,546	532,973	445,328
Total non-performing loans and advances to customers and foreclosed assets	19,485,258	15,785,843	14,483,059	14,988,238	13,413,941
Total loans and advances to customers	370,323,668	349,196,681	323,979,568	288,935,614	262,802,921
Impairment of loans and advances	25,455,204	21,132,677	19,858,234	19,914,294	17,551,042
Non‑performing loans and advances as a percentage of total loans and advances to customers	4.9%	4.2%	4.2%	5.0%	4.9%
Non‑performing loans ad advances and foreclosed assets as a percentage of total loans and advances to customers	5.3%	4.5%	4.5%	5.2%	5.1%
Impairment of loans and advances as a percentage of total loans and advances	6.9%	6.1%	6.1%	6.9%	6.7%
Impairment of loans and advances as a percentage of non-performing loans and advances to customers	139.6%	143.0%	145.5%	137.8%	135.3%
Impairment of loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets	130.6%	133.9%	137.1%	132.9%	130.8%
Net charge‑offs for the period as a percentage of the average balance of loans and advances to customers (including non‑performing loans and advances)	3.0%	2.7%	3.2%	3.3%	2.5%

Impairment of loans and advances

The following table shows impairment of loans and advances by type for the periods indicated:

December 31,	R$ in thousands, except %
	2015	2014	2013	2012	2011
Balance at the beginning of the period	21,132,677	19,858,234	19,914,294	17,551,042	15,245,205
*	*	*	*	*	*
Charge–off from assets
Working capital	(2,143,675)	(1,507,974)	(1,447,051)	(1,368,689)	(700,164)
BNDES/Finame onlendings	(382,409)	(272,469)	(232,101)	(152,070)	(117,580)
Personal credit	(1,855,512)	(1,633,867)	(1,447,057)	(1,111,746)	(872,786)
Credit cards	(1,471,292)	(1,410,131)	(1,626,581)	(1,578,143)	(1,293,047)
Export financing	(256,309)	(35,501)	(58,366)	(27,148)	(86,792)
Leasing	(172,419)	(252,447)	(381,582)	(477,859)	(627,566)
Housing loans	(186,184)	(154,943)	(94,700)	(67,803)	(66,270)
Rural loans	(92,887)	(60,724)	(69,683)	(56,723)	(54,155)
Guaranteed account	(281,858)	(250,973)	(252,838)	(255,157)	(159,945)
Import financing	(327,775)	(45,435)	(6,910)	(2,543)	(54)
Overdraft facilities	(883,620)	(692,735)	(676,805)	(593,045)	(436,984)
Others (1)	(6,489,564)	(6,624,258)	(7,026,270)	(6,383,844)	(4,317,347)
Total charge–off from assets	(14,543,504)	(12,941,457)	(13,319,944)	(12,074,770)	(8,732,690)
*	*	*	*	*	*
Recoveries
Working capital	546,963	308,980	294,657	209,557	627
BNDES/Finame onlendings	124,143	101,297	69,533	58,937	92,432
Personal credit	547,700	519,378	492,383	388,535	379,973
Credit cards	238,747	504,319	370,184	614,381	436,625
Export financing	30,822	14,972	7,139	1,400	28,254
Leasing	82,692	95,361	83,813	126,208	105,887
Housing loans	1,634	736	720	1,492	107,562
Rural loans	36,953	35,380	42,177	33,778	59,040
Guaranteed account	71,281	46,621	36,268	35,092	45,314
Import financing	32,640	1,120	1,500	12	176
Overdraft facilities	168,001	164,864	162,306	143,548	125,122
Others (1)	2,263,303	2,131,486	2,079,334	1,373,699	1,418,157
Total recoveries	4,144,879	3,924,514	3,640,014	2,986,639	2,799,169
*	*	*	*	*	*
Net charge–offs	(10,398,625)	(9,016,943)	(9,679,930)	(9,088,131)	(5,933,521)
*	*	*	*	*	*
Net impairment losses on loans and advances	14,721,152	10,291,386	9,623,870	11,451,383	8,239,358
*	*	*	*	*	*
Balance at the end of the period	25,455,204	21,132,677	19,858,234	19,914,294	17,551,042
Net charge‑offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances, over 60 days)	3.0%	2.7%	3.2%	3.3%	2.5%
(1) Including basically the renegotiating portfolio.

98 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Based on information available regarding our borrowers, we believe the impairment of loans and advances recognized is sufficient to cover incurred losses on our loans and advances.

Allocated impairment of loans and advances

The following tables set forth allocated impairment of loans and advances for the periods indicated. The allocated loss amount and the loans and advances category are stated as a percentage of total loans and advances:

December 31, 2015	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	5,922,477	1.7%	17.9%
BNDES/Finame onlendings	555,715	0.2%	10.8%
Vehicles - Direct Consumer Financing (CDC)	1,839,711	0.5%	7.1%
Personal credit	2,941,571	0.8%	13.4%
Credit cards	4,005,048	1.1%	7.7%
Export financing	642,533	0.2%	10.8%
Leasing	152,028	-	13.5%
Housing loans	864,111	0.2%	3.8%
Rural loans	544,530	0.2%	2.7%
Guaranteed account	297,873	0.1%	0.8%
Import financing	164,967	-	3.1%
Overdraft facilities	578,631	0.2%	0.8%
Insurance premiums receivable	277,173	0.1%	1.4%
Others	6,668,836	1.9%	6.2%
Total	25,455,204	7.2%	100.0%
(1) Excludes non-performing loans and advances.

December 31, 2014	R$ in thousands, except %
	Allocated impairment of loans and advances	Allocated impairment of loans and advances as a percentage of total loans and advances to customers (1)	Loan and advances category as a percentage of total loans and advances (1)
Type of loans and advances to customers
Working capital	2,512,775	0.8%	17.8%
BNDES/Finame onlendings	1,070,517	0.3%	12.6%
Vehicles - Direct Consumer Financing (CDC)	1,892,497	0.6%	8.7%
Personal credit	2,877,236	0.9%	13.1%
Credit cards	3,405,529	1.0%	7.5%
Export financing	616,625	0.2%	7.7%
Leasing	294,371	0.1%	1.3%
Housing loans	1,047,221	0.3%	11.9%
Rural loans	427,932	0.1%	5.0%
Guaranteed account	241,252	0.1%	3.1%
Import financing	45,570	-	2.7%
Overdraft facilities	493,240	0.1%	0.9%
Insurance premiums receivable	200,768	0.1%	1.3%
Others	6,007,144	1.8%	6.4%
Total	21,132,677	6.4%	100.0%
(1) Excludes non-performing loans and advances.

99 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

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

100 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Loans and advances to banks

The following tables summarize our outstanding loans and advances to banks by type, and changes in impairment on loans and advances for the periods shown:

December 31,	R$ in thousands
	2015	2014	2013
Repurchase agreements
Own portfolio position
Financial treasury bills	199,996	8,750,847	17,661
National treasury bills	11,637,051	11,876,655	18,755,345
National treasury notes	17,058,798	35,890,277	33,173,862
Debentures	362,215	-	-
Others	4,293	60,497	58,692
Short position
Brazilian government securities	370,759	860,065	5,216,744
Total of repurchase agreements	29,633,112	57,438,341	57,222,304
*	*	*	*
Loans and advances to banks
Interbank deposits	1,017,666	7,652,396	7,278,913
Foreign currency transactions	2,149,301	681,573	3,290,687
Bank deposit certificates	833,909	4,398,294	6,391,631
Credit acquisition with co-obligation	2,037,739	2,848,280	4,579,430
Impairment of loans and advances	(51,317)	(44,265)	(43,242)
Total of loans and advances to banks	5,987,298	15,536,278	21,497,419
*	*	*	*
Total	35,620,410	72,974,619	78,719,723

December, 31	R$ in thousands
	2015	2014	2013
Balance at the beginning of the year	44,265	43,242	33,932
Additions/Reductions	7,052	1,023	9,310
Balance at the end of the year	51,317	44,265	43,242

Average deposit balances and interest rates

The following table shows the average balances of deposits as well as the average interest rate paid on deposits for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2015		2014		2013
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
Deposits
Non–interest–bearing deposits
Demand deposits	26,969,963	-	35,138,920	-	36,876,193	-
Total non-interest-bearing deposits	26,969,963	-	35,138,920	-	36,876,193	-
*
Interest–bearing deposits
Interbank deposits	621,904	11.8%	695,132	12.4%	671,404	9.4%
Savings deposits	91,075,494	7.1%	84,921,694	6.4%	73,307,137	5.6%
Time deposits	83,978,162	7.1%	91,990,788	7.0%	99,565,994	5.9%
Total interest–bearing deposits	175,675,560		177,607,614		173,544,535
Total deposits	202,645,523	-	212,746,534	-	210,420,728	-

101 Form 20-F – December 2015

4.B. Business Overview
Form 20-F

Maturity of deposits

The following table shows the distribution of our deposits by maturity at the date indicated:

December 31, 2015	R$ in thousands
	Due in 3 months or less	Due after 3 months to 6 months	Due after 6 months to 1 year	Due after 1 year	Total
Domestic deposits
Non–interest–bearing deposits
Demand deposits (1)	21,813,870	-	-	-	21,813,870
Total non-interest-bearing deposits	21,813,870	-	-	-	21,813,870
*	*	*	*	*	*
Interest–bearing deposits
Interbank deposits	383,311	4,348	13,832	-	401,491
Savings deposits (1)	91,878,765	-	-	-	91,878,765
Time deposits	2,867,348	3,405,011	6,708,124	40,952,434	53,932,917
Total interest–bearing deposits	95,129,424	3,409,359	6,721,956	40,952,434	146,213,173
*	*	*	*	*	*
Total domestic deposits	116,943,294	3,409,359	6,721,956	40,952,434	168,027,043
*	*	*	*	*	*
International deposits (2)
Non–interest–bearing deposits
Demand deposits	2,005,913	-	-	-	2,005,913
Total non-interest-bearing deposits	2,005,913	-	-	-	2,005,913
*	*	*	*	*	*
Interest–bearing deposits
Interbank deposits	73	17,784	242	46,858	64,957
Time deposits	18,286,210	3,252,636	2,777,524	1,369,980	25,686,350
Total interest–bearing deposits	18,286,283	3,270,420	2,777,766	1,416,838	25,751,307
*	*	*	*	*	*
Total international deposits	20,292,196	3,270,420	2,777,766	1,416,838	27,757,220
*	*	*	*	*	*
Total deposits	137,235,490	6,679,779	9,499,722	42,369,272	195,784,263
(1) Demand deposits and savings deposits are classified as due in up to three months, without taking into account the average turnaround history; and
(2) Denominated in currencies other than reais, primarily U.S. dollars.

The following table shows maturity of outstanding time deposits with balances of over US$100,000 (or its equivalent), by maturity, as of the date indicated:

December 31, 2015	R$ in thousands
	Domestic currency	International currency
Maturity within 3 months	2,253,176	18,170,826
Maturity after 3 months but within 6 months	3,025,272	3,232,549
Maturity after 6 months but within 12 months	6,377,033	2,777,524
Maturity after 12 months	38,688,033	1,369,706
Total deposits in excess of US$100,000	50,343,514	25,550,605

102 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

Funding in the open market

Funding in the open market amounted to R$222,291 million as of December 31, 2015, R$219,360 million as of December 31, 2014 and R$185,055 million as of December 31, 2013.

The following table summarizes funding in the open market for the periods indicated:

For the year ended December 31,	R$ in thousands, except %
	2015	2014	2013
Funding in the open market
Amount outstanding	222,291,364	219,359,890	185,055,358
Maximum amount outstanding during the period	238,178,168	219,359,890	185,055,358
Weighted average interest rate at period end (1)	13.8%	9.7%	7.2%
Average amount during the period	211,686,661	192,967,597	182,981,063
Weighted average interest rate	11.1%	9.9%	9.1%
(1) We calculated the average balances using the month-end book balances, including the related allocated interest.

4.C. Organizational Structure

We are a publicly-held company controlled by Cidade de Deus Participações, a holding company owned by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., or "Nova Cidade de Deus." Nova Cidade de Deus is owned by Fundação Bradesco and by BBD Participações. For further information about our shareholding structure, see "Item 7.A. Major Shareholders." For further information about our significant subsidiaries as of December 31, 2015, see Exhibit 8.1 to this annual report.

4.D. Property, Plants and Equipment

As of December 31, 2015, we owned 827 properties and leased 3,597 properties throughout Brazil and 11 properties abroad, all of which we used for the operation of our network of branches and our business. We own the buildings where our headquarters are located in Cidade de Deus, Osasco, São Paulo metropolitan region, State of São Paulo. Rental agreements have an average duration of 7 years.

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

In 2013, GDP grew by 3.0%. The real depreciated to R$2.3426 per U.S. dollar as of December 31, 2013, as compared to R$2.0435 as of December 31, 2012. The COPOM increased the base interest rate from 7.25% as of December 31, 2012 to 10.0% as of December 31, 2013. Inflation, as measured by IPCA, was 5.9% for the year ended December 31, 2013.

In 2014, GDP grew by 0.1% compared to the previous year. The Brazilian real depreciated to R$2.6562 against the U.S. dollar at December 31, 2014, when compared to the amount of R$2.3426 at December 31, 2013. The Monetary Policy Committee (“COPOM”) increased the base interest rate from 10.0% at December 31, 2013 to 11.75% at December 31, 2014. Inflation, measured by the IPCA index, was 6.4% for the fiscal year ended December 31, 2014.

103 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

In 2015, GDP recorded a retraction of 3.8% compared to the previous year. The real has depreciated to R$3.9048 per U.S. dollar on December 31, 2015, compared with R$2.6562 per U.S. dollar on December 31, 2014. The COPOM has increased the basic interest rate from 11.75% on December 31, 2014 to 14.25% on December 31, 2015. The inflation, measured by the IPCA, was 10.7% for the year ended December 31, 2015.

The following table shows Brazilian inflation measured by IPCA, the depreciation of the real against the U.S. dollar, the exchange rate at the end of each year and the average exchange rate for the periods indicated:

	In R$, except %
	2015	2014	2013
Inflation (IPCA)	10.7%	6.4%	5.9%
Depreciation of the real against the U.S. dollar	(47.0)%	(13.4)%	(14.6)%
Period-end exchange rate-US$1.00	3.9048	2.6562	2.3426
Average exchange rate‑US$1.00(1)	3.3314	2.3586	2.1641
(1) Average exchange rate considering the closing exchange rates at the end of each month starting December of the previous year.
Sources: FGV and the Central Bank.

The following table shows GDP variation in real terms and average interbank interest rates for the periods indicated:

	2015	2014	2013
Change in real GDP (1)	(3.8)%	0.1%	3.0%
Average base interest rates (2)	13.3%	10.9%	8.2%
Average interbank interest rates (3)	13.2%	10.8%	8.1%
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
Sources: The Central Bank, the Brazilian Geography and Statistics Institute and CETIP.

Effects of the global financial markets on our financial condition and results of operations

In 2015, the continued strengthening of the USA economy led the Federal Reserve to intensify their shift towards monetary normalization. During the course of the same period, the U.S. dollar continued to appreciate, while the performance of the Chinese economy and the continuity of the decreasing movement of commodity prices had a negative impact on the currencies of emerging countries. Meanwhile, volatility continued at an international level, primarily during the first half of the year, as a result of the risk of Greece defaulting and leaving the Eurozone.

Over the course of the last year, a significant risk factor in the world economy emerged, this being the uncertainty surrounding the economy of emerging countries, in particular China. The intense deceleration of the Chinese economy in the third quarter combined with the significant drop in the local stock exchange and the change in foreign exchange regime announced by the Chinese government, have increased the uncertainties surrounding the economic policy. The adoption of monetary and tax incentives have been unable to stabilize such deceleration, sustaining a high threat on the economy of the other emerging countries. As a result, interest rates and exchange rates of Brazil were negatively impacted, in an unfavorable context of government accounts, the economy experienced a contraction, and inflation and monetary and tax adjustments mandated by the government and the Central Bank accelerated.

The continued improvement in the USA labor market, evidenced by the continuing fall in unemployment rates and increasing job opportunities, sustained the prospect of adjustment of monetary conditions in the USA at the end of the year, with an increase of 0.25 percentage points of the federal funds rate in December. However, this process has been widely indicated and should be very gradual, avoiding relevant impacts on asset prices in the international market. In addition, important developed economies still face difficulties in boosting growth, sustaining the high international liquidity. A highlight for the Eurozone came in January, when the European Central Bank expanded its program of the purchase of assets to include sovereign bonds, with the aim of combating deflation and weak economic performance within the Eurozone.

104 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

Thus, the risks for the global economy remain high, despite the strong recovery in the economic activity in the USA. The reduction of the likelihood of the occurrence of an event of rupture in developed countries was balanced by the deceleration of the emerging countries in intensity higher than expected, hampering the recovery of world growth, mainly regarding China, where the risks of a slowdown of the local economy are still high and new stimulus measures may not be sufficient to guarantee the acceleration of the economy. This, at the same time in which the behavior of commodities prices threatens the exporting countries and increases the risks of deflation in the developed economies.

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

In addition, when the real depreciates, we incur: (i) losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, as the cost in reais of the related interest expense increases; and (ii) gains in our assets denominated in, or indexed to, foreign currencies, such as our dollar-indexed securities and loans and advances, as the income from such assets as measured in reais increases. Conversely, when the real appreciates, as was the case, for example, from 2009 to 2010, we incurred: (i) losses on our assets denominated in, or indexed to, foreign currencies; and (ii) gains in our liabilities denominated in, or indexed to, foreign currencies.

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

In 2015, our net interest income increased by 11.2% as compared to 2014, from R$50,046 million in 2014 to R$55,636 million in 2015. This growth is mainly related to: (i) gains from changes in average interest rates, which includes the effect from the depreciation of the real and contributed R$3,445 million as a result of the increase in the average net interest margin, from 6.5% in 2014 to 6.7% in 2015; and (ii) the increase in the business volume, which contributed R$2,146 million.

105 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

The following tables show our foreign-currency denominated or indexed assets and liabilities as of the dates indicated:

December 31,	R$ in thousands
	2015	2014	2013
Assets
Cash and balances with banks	8,305,430	3,843,397	3,050,450
Financial assets held for trading	4,478,512	2,038,386	822,785
Financial assets available for sale	7,487,331	3,785,493	7,402,621
Investments held to maturity	41,092	38,874	45,673
Assets pledged as collateral	4,306,897	7,520,948	2,397,029
Loans and advances to banks	2,368,658	830,812	3,582,833
Loans and advances to customers	50,250,575	37,038,632	33,037,149
Property and equipment, net of accumulated depreciation	27,617	15,570	14,570
Intangible assets and goodwill, net of accumulated amortization	29,354	25,425	28,477
Taxes to be offset	44,450	32,732	31,339
Deferred income tax assets	1,388,929	241,203	106,057
Other assets	12,373,038	9,073,892	8,924,365
Total assets	91,101,883	64,485,364	59,443,348
Off‑balance sheet accounts – notional value
Derivatives
Futures	96,679,181	25,844,968	30,196,878
Forward	72,408,901	7,590,571	12,274,295
Options	744,507	1,246,097	610,496
Swaps	171,025,037	50,280,914	45,167,298
Total assets with derivatives (a)	431,959,509	149,447,914	147,692,315

December 31,	R$ in thousands
	2015	2014	2013
Liabilities
Deposits from banks	36,944,658	24,081,365	18,213,248
Deposits from customers	27,576,216	29,834,903	24,865,557
Financial liabilities held for trading	1,300,208	820,843	346,724
Funds from securities issued	9,477,171	8,766,126	11,474,847
Subordinated debt	13,714,437	9,321,576	8,951,638
Insurance technical provisions and pension plans	946	845	1,075
Other provisions	13,218	10,946	7,099
Current income tax liabilities	27,137	22,691	30,694
Other liabilities	6,747,195	5,792,368	8,024,964
Total liabilities	95,801,186	78,651,663	71,915,846
Off‑balance sheet accounts – notional value
Derivatives
Futures	114,575,804	41,542,624	41,515,506
Forward	72,557,432	7,324,830	12,826,691
Options	1,194,413	2,258,312	781,401
Swap	181,459,003	52,176,186	44,851,978
Total liabilities with derivative (b)	465,587,838	181,953,615	171,891,422
Net exposure (a-b)	(33,628,329)	(32,505,701)	(24,199,107)

We use swaps, futures contracts and other hedging instruments in order to minimize the potential impact of currency changes on our operations. For more information on our use of derivatives for hedging purposes, see Notes 2(e) and 20(c) to our consolidated financial statements in "Item 18. Financial Statements."

Our net exposure in relation to our total assets amounted to 3.3% as of December 31, 2015, 3.5% as of December 31, 2014 and 2.9% as of December 31, 2013.

106 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

Taxes

Our income tax expenses comprise IRPJ, which is levied at a rate of 15.0% on our adjusted net income, plus an additional 10.0% and the social contribution tax, which is levied at a rate of 15.0% on our adjusted net income. Both are federal taxes.

In January 2008, the government increased the social contribution tax rate for the financial sector from 9.0% to 15.0%. Financial institutions have been incurring the social contribution tax on adjusted net income at a 15.0% rate since May 1, 2008. The legality of this increase is being challenged in actions brought before the Brazilian Supreme Court. If the Brazilian Supreme Court decides that this increase is not legal, we will be entitled to recover any amount we have paid under the 15.0% tax rate regime in excess of what we would have incurred for the social contribution tax under the 9.0% regime. For financial institutions and similar companies and companies in the insurance industry, the social contribution on the net income, was calculated until August 2015, using a rate of 15.0%. For the period between September 2015 and December 2018, the rate was changed to 20.0%, pursuant to Law No. 13,169/15. The rate will return to 15.0% beginning in January 2019. For the other companies, the social contribution is calculated considering the rate of 9.0%.

Corporations based in Brazil may pay shareholders interest on equity as an alternative form of making a portion of dividend distributions, which are deductible from taxable income. We intend to maximize the amount of dividends we pay in the form of interest on equity. For further information on our tax expenses, see "Item 4.B. Business Overview – Regulation and Supervision – Taxation – Income Tax and social contribution on profits" and "Item 10.B. Memorandum and Articles of Association – Organization – Allocation of net income and distribution of dividends" and "Item 10.E. Taxation – Brazilian tax considerations – Distributions of interest on equity."

Impact of material acquisitions and strategic alliances on our future financial performance

We believe that the acquisitions and strategic alliances conducted in the last years will contribute to increase our future results. The amount of these increases is uncertain, and we therefore cannot estimate their impact on our future financial performance. For more information, see "Item 4.A. History and Development of the Company – Recent acquisitions" and “Item 4.A. History and Development of the Company – Other strategic alliances.”

Critical accounting policies

Our significant accounting policies are described in Note 2 to our audited consolidated financial statements in "Item 18. Financial Statements." The following section describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts involve making assumptions about highly uncertain matters. In each case, other estimates or changes in the estimates between periods could cause a material impact on our financial condition and results of operations, as shown in our financial statements.

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

107 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

•      the government's monetary policy; and

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

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) over the amount of impairment. In this assessment, an increase of 10.0% in the PD as of December 31, 2015, would have increased the impairment by R$1,041 million. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the expected delinquency has on determining impairment.

The process of determining the level of impairment of loans and advances requires the use of estimates and judgment. Actual losses in the period as shown in subsequent periods may differ from initial calculations based on such estimates and assumptions.

For additional information regarding our practices related to the impairment of loans and advances, see "Item 4.B. Business Overview – Selected Statistical Information – Impairment of loans and advances and Non-performing loans and advances and impairment of loans and advances."

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

The fair values of financial assets held for trading and available for sale are primarily based on actively traded markets where prices are based on direct market quotes, observed transactions or market prices for similar assets. Liquidity is a significant factor in the determination of the fair values of financial assets held for trading and available for sale. Situations of illiquidity generally are triggered by the market's perception of credit uncertainty regarding a single company or a specific market sector. In these instances, the financial assets are classified within Level 3 of the valuation hierarchy once the fair value is determined, based on unobservable inputs that are supported by limited available market information and that are significant to the fair value of the assets, as well as other factors which require Management to exercise significant judgment or estimation. As of December 31, 2015, R$6,274 million, or 2.2%, of financial assets held for trading, available for sale, pledged as collateral and net derivatives were classified as Level 3 fair value assets.

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivatives contracts are listed on the exchange. Therefore, the majority of our derivative positions are classified as Level 2 of the valuation hierarchy and are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, including the period to maturity. These inputs are used to value the position. Most market inputs are observable and can be obtained mainly from BM&FBOVESPA and the secondary market.

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

108 Form 20-F – December 2015

5.A. Operating Results
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

For additional information regarding our income tax, see "Item 4.B. Business Overview – Regulation and Supervision – Taxation – Income and social contribution taxes on profits."

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

109 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

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

For sensitivity analysis purposes, regarding life and damage, except for life individual insurance, the impact of a 100 basis points increase in claims in the last 12 months, with the calculation base date being December 31, 2015, would be of R$132.2 million on income and shareholders’ equity after taxes and contributions.

In relation to life insurance with living benefits and pension plan and individual life insurance, we assessed the impact of decreasing interest rates, increasing beneficiary longevity and increase in the income-conversion option on income and shareholders’ equity after taxes and contributions. In this assessment, a decrease of 5.0% in interest rates would lead to R$146.0 million decrease on income and shareholders’ equity after taxes and contributions. The increase of 0.002% in the longevity of beneficiaries would represent a negative impact of R$30.8 million on income and shareholders’ equity after taxes and contributions, while an increase of 500 bps in the conversion into income would represent a negative impact of R$49.7 million on income and shareholders’ equity after taxes and contributions.

Use of estimates and judgements

Upon issuance of the financial statements, we also make estimates and assumptions concerning useful lives of certain non-financial assets and possible impairment of a specific asset or group of assets. Estimates are by nature based on judgment and available information. Therefore, actual results may differ from these estimates. For further information on the use of estimates and judgements, see Note 4 to our consolidated financial statements in “Item 18. Financial Statements”.

Commitments and contingencies

We have contractual obligations to make certain payments to third parties, in accordance with the amounts presented in the following table:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2015
	Less than 1 year (1)	1 to 3 years	3 to 5 years	More than 5 years	Total
Time deposits	37,296,853	42,026,895	295,519	-	79,619,267
Funding in the open market	197,609,726	24,142,531	454,844	84,263	222,291,364
Borrowings	22,967,173	5,269,665	-	-	28,236,838
Onlendings	14,155,638	14,936,088	6,588,060	6,421,260	42,101,046
Funds from securities issued	53,268,845	50,586,769	4,947,534	1,046,899	109,850,047
Subordinated debt	467,861	20,359,967	6,449,489	23,005,619	50,282,936
Insurance technical provisions and pension plans	145,437,871	25,503,069	-	-	170,940,940
Other obligations	69,222,928	2,467,213	1,294,484	5,053,433	78,038,058
Total	540,426,895	185,292,197	20,029,930	35,611,474	781,360,496
(1) Based on our historical experience, we expect that most of our obligations that are contractually due within one year will be rolled over.

110 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

Off-balance sheet financial guarantees

In addition to our loans and advances, we have credit-related transactions with our customers for attending to their financing needs. In accordance with IFRS, these transactions are not recorded on our balance sheet. The following table summarizes these off-balance sheet financial arrangements as of December 31, 2015:

Contractual Obligations	R$ in thousands
	Payments due as of December 31, 2015
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial guarantees	19,410,165	19,055,903	4,937,620	26,479,205	69,882,893
Letters of credit	245,751	-	-	-	245,751
Total	19,655,916	19,055,903	4,937,620	26,479,205	70,128,644

We guarantee our customers' performance in obligations with a third party. We have the right to seek reimbursement from our customers for any amounts paid under these guarantees. Additionally, we may hold cash or other collateral with high liquidity to guarantee these obligations. These agreements are subject to the same credit evaluation as other loans granted.

Letters of credit are conditional commitments issued by us to guarantee the performance of a customer's obligations with third parties. We issue commercial letters of credit to facilitate foreign trade transactions and to support public and private borrowing agreements, including commercial papers, bond financing and similar transactions. These instruments are short-term commitments to pay a third party beneficiary under certain contractual conditions, for the shipment of products. Contracts are subject to the same credit evaluations as other loans granted.

We expect many of these guarantees to expire without the need to advance any cash. Therefore, in the ordinary course of business, we expect that these transactions will have virtually no impact on our liquidity.

Results by operational segment

We operate and manage our business through two segments: (i) the banking segment; and (ii) the insurance, pension plans and capitalization bonds segment.

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

For a description of our operational segment's operations, see "Item 4.B. Business Overview."

111 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

Results of operations for the year ended December 31, 2015 compared with the year ended December 31, 2014

The following tables set forth the principal components of our net income for 2015 and 2014, on a consolidated basis and by segment. This segment information is prepared in accordance with BR GAAP, which are the accounting practices on which the reports used by Management to assess performance and make decisions are based:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2015	2014	% change
Net interest income	55,636,042	50,045,767	11.2%
Net Impairment losses on loans and advances	(14,721,152)	(10,291,386)	43.0%
Non‑interest income	77,043,849	74,714,867	3.1%
Non‑interest expense	(108,355,156)	(95,138,457)	13.9%
Income before income taxes	9,603,583	19,330,791	(50.3)%
Income tax and social contribution	8,634,322	(3,914,313)	-
Net income for the year	18,237,905	15,416,478	18.3%
Net income attributable to controlling shareholders	18,132,906	15,314,943	18.4%
Net income attributable to non-controlling interest	104,999	101,535	3.4%

Segment	R$ in thousands, except %
	For the year ended December 31,
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2015	2014	% Change	2015	2014	% Change
Net interest income	46,934,849	43,034,717	9.1%	5,973,694	4,556,146	31.1%
Net Impairment losses on loans and advances	(16,479,985)	(10,432,347)	58.0%	-	-	-
Non‑interest income	15,639,366	18,941,498	(17.4)%	66,345,008	58,354,327	13.7%
Non‑interest expense	(46,839,516)	(40,227,400)	16.4%	(63,805,032)	(55,611,405)	14.7%
Income before income taxes	(745,286)	11,316,468	-	8,513,670	7,299,068	16.6%
Income tax and social contribution	12,621,169	(771,896)	-	(3,192,918)	(2,843,493)	12.3%
Net income	11,875,883	10,544,572	12.6%	5,320,752	4,455,575	19.4%
Net income attributable to controlling shareholders	11,874,609	10,532,724	12.7%	5,215,765	4,354,752	19.8%
Net income attributable to non-controlling interest	1,274	11,848	(89.2)%	104,987	100,823	4.1%

Net interest income

The table below shows the main components of our net interest income before impairment of loans and advances for 2015 and 2014, on a consolidated basis and by segment:

	R$ in thousands, except %
	2015	2014	% Change
Consolidated
Interest and similar income	127,048,252	103,893,096	22.3%
Interest and similar expenses	(71,412,210)	(53,847,329)	32.6%
Net interest income	55,636,042	50,045,767	11.2%
Banking
Interest and similar income	106,807,027	91,858,460	16.3%
Interest and similar expenses	(59,872,178)	(48,823,743)	22.6%
Net interest income	46,934,849	43,034,717	9.1%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	22,076,041	14,976,204	47.4%
Interest and similar expenses	(16,102,347)	(10,420,058)	54.5%
Net interest income	5,973,694	4,556,146	31.1%

112 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variation to the effects of the appreciation/depreciation of the real for 2015 and 2014, respectively:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2015/2014
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets and interest‑bearing liabilities	2,145,575	573,372	1,796,334
Due to changes in average interest rates	3,535,391	3,417,330	(378,666)
Due to Brazilian real appreciation/depreciation	(90,691)	(90,570)	(120)
Net change	5,590,275	3,900,132	1,417,548

Banking

Our net interest income increased by 9.1% from R$43,035 million in 2014 to R$46,935 million in 2015. This increase was mainly due to: (i) an increase in the average interest rate contributing R$3,417 million, as a result of: (a) an increase in the average interest rate earned on our interest-earning assets, from 13.5% in 2014 to 15.2% in 2015, contributing with R$10,555 million in our net income, which was partially offset by: (b) an increase in the average interest rate paid on our interest-bearing liabilities, from 8.2% in 2014 to 9.4% in 2015, increasing our expenses by R$7,138 million; and (ii) an increase in the average volume of business, increasing our net interest income by R$573 million. The devaluation of the real against the U.S. dollar decreased our net interest income in R$91 million.

Insurance, pension plans and capitalization bonds

Our net interest income increased by 31.1%, from R$4,556 million in 2014 to R$5,974 million in 2015. This growth was mainly due to an increase in the average volume of business, contributing R$1,796 million.

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2015 and 2014:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2015	2014	% Change
Average balance of interest‑earning assets
Financial assets held for trading	108,737,397	83,791,866	29.8%
Financial assets available for sale	95,434,117	84,494,315	12.9%
Investments held to maturity	32,732,694	24,024,810	36.2%
Assets pledged as collateral	148,107,052	130,319,525	13.6%
Loans and advances to banks	63,314,643	76,830,557	(17.6)%
Loans and advances to customers	337,673,348	317,455,318	6.4%
Compulsory deposits with the Central Bank	43,933,707	47,038,434	(6.6)%
Other interest‑earning assets	640,098	605,011	5.8%
Total	830,573,056	764,559,836	8.6%
Average interest rate earned	15.3%	13.6%

113 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2015	2014	% Change	2015	2014	% Change
Average balance of interest–earning assets
Financial assets held for trading	26,586,105	38,154,167	(30.3)%	81,851,926	45,264,456	80.8%
Financial assets available for sale	75,850,112	68,021,629	11.5%	19,583,491	16,471,883	18.9%
Investments held to maturity	6,682,957	36,671	-	26,049,737	23,988,139	8.6%
Assets pledged as collateral	148,107,052	130,319,525	13.6%	-	-	-
Loans and advances to banks	63,087,209	76,798,394	(17.9)%	47,806,666	65,031,667	(26.5)%
Loans and advances to customers	337,649,092	317,431,062	6.4%	-	-	-
Compulsory deposits with the Central Bank	43,933,707	47,038,434	(6.6)%	-	-	-
Other interest‑earning assets	640,098	605,011	5.8%	-	-	-
Total	702,536,332	678,404,893	3.6%	175,291,820	150,756,145	16.3%
Average interest rate earned	15.2%	13.5%		12.6%	9.9%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview – Selected Statistical Information – Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar income was attributable to changes in the average volume of interest-earning assets; how much was attributable to changes in average interest rates and how much was attributable to variation to the effects of the appreciation/depreciation of the real against the U.S. dollar, in each case comparing 2015 and 2014:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2015/2014
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets	9,340,696	4,227,948	3,537,451
Due to changes in average interest rates	13,648,967	10,555,005	3,562,506
Due to Brazilian real appreciation/depreciation	165,493	165,614	(120)
Net change	23,155,156	14,948,567	7,099,837

Banking

Interest and similar income increased by 16.3%, from R$91,858 million in 2014 to R$106,807 million in 2015. This increase was largely due to: (i) changes in the average interest rate earned, increasing our income by R$10,555 million, mainly due to the increase in the average interest rate earned from: (a) loans and advances to customers; (b) assets pledged as collateral; and (c) loans and advances to banks; (ii) a higher average volume of business, which had a positive impact of R$4,228 million on our results, particularly interest and similar income from: (a) loans and advances to customers; (b) assets pledged as collateral; (c) financial assets available for sale; and (d) financial assets held for trading. The devaluation of the real against the U.S. dollar increased our interest and similar income in the amount of R$166 million.

Interest and similar income from loans and advances to customers increased by 14.4%, from R$54,065 million in 2014 to R$61,846 million in 2015. This increase is related to: (i) an increase in the average interest rate, from 17.0% in 2014 to 18.3% in 2015, increasing results by R$4,219 million; and (ii) a 6.4% growth in the average balance of our portfolio of loans and advances to customers, from R$317,431 million in 2014 to R$337,649 million in 2015, positively impacting our interest and similar income, in the amount of R$3,562 million. The main reason for this increase in the average volume is the growth in housing loans, payroll deductible loans and credit cards segments.

Interest and similar income originating from assets pledged as collateral increased 45.3%, from R$13,954 million in 2014 to R$20,270 million in 2015. This increase was mainly due to: (i) an increase in the average interest rate earned, from 10.7% in 2014 to 13.7% in 2015, positively impacting our income by R$4,237 million; and (ii) a 14.5% increase in the average balance of these operations, from R$130,320 million in 2014 to R$148,107 million in 2015, positively impacting our interest and similar income, in the amount of R$2,079 million.

Interest and similar income from loans and advances to banks was positively impacted by an increase in the average interest rate, from 11.2% in 2014 to 12.7% in 2015, contributing R$1,112 million to our income. The decrease in the volume of these operations, from R$76,798 million in 2014 to R$63,087 million in 2015 negatively impacted our income by R$1,650 million.

114 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

Interest and similar income originating from financial assets available for sale increased by 12.5%, from R$7,592 million in 2014 to R$8,538 million in 2015. This increase was mainly due to an increase of 11.5% in the average balance of these operations, from R$68,022 million in 2014 to R$75,850 million in 2015, contributing R$881 million.

Interest and similar income originating from financial assets held to maturity increased from R$5 million in 2014 to R$774 million in 2015. This increase was mainly due to an increase in the average balance of these operations, from R$37 million in 2014 to R$6,683 million in 2015, contributing with R$769 million to our income.

Insurance, pension plans and capitalization bonds

Our interest and similar income increased by 47.4%, from R$14,976 million in 2014 to R$22,076 million in 2015. This increase was mainly due to an increase in our average: (i) rate of our interest-earning assets, from 9.9% in 2014 to 12.6% in 2015, contributing R$3,563 million to our income; and (ii) volume of operations, contributing R$3,357 million to our income.

Interest and similar expenses

The tables below show, on a consolidated basis and by segment, the average balance of the main components of our interest-bearing liabilities and the average interest rates paid on them in 2015 and 2014:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2015	2014	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	621,904	695,132	(10.5)%
Savings deposits	91,075,494	84,921,694	7.2%
Time deposits	83,978,162	91,990,788	(8.7)%
Funding in the open market	211,686,661	192,967,597	9.7%
Borrowings and onlendings	64,029,996	56,123,972	14.1%
Funds from securities issued	97,739,942	69,849,843	39.9%
Subordinated debt	38,601,843	35,826,626	7.7%
Insurance technical provisions and pension plans	156,922,463	136,308,516	15.1%
Total	744,656,465	668,684,168	11.4%
Average interest rate paid	9.6%	8.1%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2015	2014	% Change	2015	2014	% Change
Average balance of interest‑bearing liabilities
Interbank deposits	621,941	695,132	(10.5)%	-	-	-
Savings deposits	91,075,494	84,921,694	7.2%	-	-	-
Time deposits	83,995,843	92,009,740	(8.7)%	-	-	-
Funding in the open market	260,100,851	258,528,965	0.6%	-	-	-
Borrowings and onlendings	64,029,996	56,123,972	14.1%	-	-	-
Funds from securities issued	97,942,610	69,980,074	40.0%	-	-	-
Subordinated debt	38,601,843	35,826,626	7.7%	-	-	-
Insurance technical provisions and pension plans	-	-	-	156,922,463	136,308,516	15.1%
Total	636,368,578	598,086,203	6.4%	156,922,463	136,308,516	15.1%
Average interest rate paid	9.4%	8.2%		10.3%	7.6%

For further information on average interest rates by type of liability, see "Item 4.B. Business Overview – Selected Statistical Information – Average balance sheet and interest rate data."

115 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar expenses was attributable to changes in the average volume of interest-bearing liabilities; how much was attributable to changes in average interest rates and how much was attributable to variation in the effects of the appreciation/depreciation of the real in the real/U.S. dollar rate, in each case, for 2015 as compared to 2014:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2015/2014
	Increase/(decrease)
Due to changes in average volume of interest‑bearing liabilities	7,195,121	3,654,576	1,741,117
Due to changes in average interest rates	10,113,576	7,137,675	3,941,172
Due to Brazilian real appreciation/depreciation	256,184	256,184	-
Net change	17,564,881	11,048,435	5,682,289

Banking

Our interest and similar expenses increased by 22.6% from R$48,824 million in 2014 to R$59,872 million in 2015. This increase primarily reflects: (i) a change in the average interest rates paid, from 8.2% in 2014 to 9.4% in 2015, impacting our interest and similar expenses by R$7,138 million, mainly as a result of higher rates on the following operations: (a) funding in the open market, from 9.5% in 2014 to 10.8% in 2015, impacting our expenses by R$3,374 million; (b) resources from the issuance of securities, from 9.6% in 2014 to 11.8% in 2015, increasing our expenses by R$1,817 million; (c) borrowings and onlendings, from 3.2% in 2014 to 4.8% in 2015, impacting our expenses by R$987 million; and (d) subordinated debt, from 10.6% in 2014 to 12.1% in 2015, increasing our expenses by R$575 million; and (ii) the 6.4% increase in the average volume of interest-bearing liabilities, from R$598,086 million in 2014 to R$636,369 million in 2015, impacting the expenses by R$3,655 million, mainly due to the increase of: (a) 40.0% in the average balance of resources from the issuing of securities, impacting the expenses by R$3,076 million; (b) 7.2% in the average balance of saving deposits, impacting the expenses by R$411 million; and (c) 14.1% in the average balance of borrowings and onlendings, impacting our expenses by R$285 million.

Insurance, pension plans and capitalization bonds

Our interest and similar expenses increased 54.5%, from R$10,420 million in 2014 to R$16,102 million in 2015. This increase primarily reflects: (i) the increase in the average interest rate for insurance and pension plan technical provisions, from 7.6% in 2014 to 10.3% in 2015, increasing our expenses by R$3,941 million; and (ii) a 15.1% increase in the average balance of insurance technical provisions, impacting our expenses by R$1,741 million.

Net impairment losses on loans and advances to customers

In view of conceptual differences between net impairment losses on loans and advances to customers under BR GAAP and IFRS, and to provide a better understanding of the information presented, we present below a reconciliation of those accounting practice differences, as well as the related analysis of the net impairment losses on loans and advances to customers under IFRS.

	R$ in thousands, except %
	2015	2014	% Change
Net Impairment losses on loans and advances
Banking - BR GAAP	(16,479,985)	(10,432,347)	58.0%
Accounting Pratices Diferences (IFRS x BR GAAP)	1,758,833	140,961	-
Consolidated - IFRS	(14,721,152)	(10,291,386)	43.0%

The amount of impairment expenses on loans and advances for the banking segment under BR GAAP is representative of the amount of impairment expenses on a consolidated basis, which, in turn, is representative of the impairment expenses on an IFRS consolidated basis, except for any differences in accounting practices.

Main difference between accounting practices for net impairment losses on loans and advances

The main difference between the accounting practice between BR GAAP (CMN Resolution No. 2,682/99), and IFRS (IAS 39), is the form of recognition and measurement of impairment losses on loans and advances. While the practice adopted by the Central Bank is provisioning based on a mix of future

116 Form 20-F – December 2015

3

5.A. Operating Results
Form 20-F

expected losses and incurred losses, under IFRS the recognition and measurement of impairment losses is based on actual losses incurred. For further information, see “Item 4.B. Business Overview – Regulation and Supervision – Banking Regulations – Treatment of loans and advances” and Note 3.1 to our consolidated financial statements in "Item 18. Financial Statements."

The following table shows changes in our impairment on loans and advances, net impairment losses on loans and advances, loans recovered and loan charge-offs for the years ended 2015 and 2014, as well as our ratio of net impairment losses on loans and advances to loans and advances to customers (shown as a percentage of the average balance of our loans and advances to customers) in all cases based on consolidated financial information prepared in accordance with IFRS:

	R$ in thousands, except %
	2015	2014	% Change
Impairment provision of loans and advances at the beginning of the year	21,132,677	19,858,234	6.4%
Net impairment losses on loans and advances	14,721,152	10,291,386	43.0%
Loan recoveries	4,144,879	3,924,514	5.6%
Loan charge‑offs	(14,543,504)	(12,941,457)	12.4%
Impairment provision of loans and advances at the end of the year	25,455,204	21,132,677	20.5%
Ratio of net impairment losses on loans and advances to average loans and advances to customers	4.4%	3.2%

The balance of our impairment of loans and advances to customers increased by 20.5%, from R$21,133 million in 2014 to R$25,455 million in 2015. This increase was primarily due to: (i) the increase of 6.1% in the balance of loans and advances to customers; and (ii) the deceleration of the economic activity in Brazil during the period, which primarily impacted the following products: (a) working capital, whose allocated impairment increased by R$3,409 million, from R$2,513 million in 2014 to R$5,922 million in 2015; and (b) credit cards, where allocated losses increased by R$599 million, from R$3,406 million in 2014 to R$4,005 million in 2015. In 2015, our levels of past due loans, without impairment increased by 68.2%, from R$6,932 million in 2014 to R$11,657 million in 2015. Additionally, impaired loans increased 4.7%, from R$30,841 million in 2014 to R$32,303 million in 2015, which represented 8.7% of the total loans and advances to customers in 2015, remaining almost stable compared to the last year, when it was 8.8%.

Loans and advances to customers neither past due nor impaired increased by 4.8%, from R$311,424 million in 2014 to R$326,364 million in 2015, of which 97.7% were rated "low risk.”

Calculations of impairment of loans and advances include an individual analysis of impaired loans and advances to customers, and an analysis of losses on loans and advances to customers not individually significant, as follows:

As of December 31,	R$ in thousands, except %
	2015	2014	% Change
Impairment provision of loans and advances to customers individually relevant	5,302,200	1,589,280	233.6%
Impairment provision of loans and advances to customers not individually relevant	20,153,004	19,543,397	3.1%
Total	25,455,204	21,132,677	20.5%

The increase of 43.0% in net impairment losses on loans and advances is related to the increase of R$1,462 million or 4.7% in the balance of impaired loans and advances to customers, as well as the effects of the deceleration of economic activity in Brazil during the period. Loan recoveries increased by 5.6% while charge-offs increased by 12.4%, when compared to 2014.

Our level of loan losses, defined as the amount of net charge-offs compared to the average balance of loans and advances to customers, including overdue loans, from 2.7% in 2014 to 3.0% in 2015. In 2015, impairment of loans and advances as a percentage of loans and advances to customers remained at 6.9%.

Loans and advances to individuals increased by 4.7% from R$141,220 million in 2014 to R$147,860 million in 2015, mainly due to the housing loans and payroll-deductible loans segments.

Loans and advances to corporate customers increased by 7.0% in 2015, from R$207,977 million in 2014 to R$222,464 million in 2015, mainly due to export financing and operations abroad, as a result of the foreign exchange variation during the period, and housing loans.

We believe that our impairment of loans and advances is sufficient to cover incurred losses associated with our portfolio.

117 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

Non-interest income

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest income for 2015 and 2014:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2015	2014	% Change
Net fee and commission income	17,820,670	16,739,256	6.5%
Net gains/(losses) on financial assets and liabilities held for trading	(8,252,055)	(1,933,003)	326.9%
Net gains/(losses) on financial assets available for sale	(671,810)	(991,894)	(32.3)%
Premiums retained from insurance and pension plans	58,760,780	50,454,983	16.5%
Equity in the earnings of associates and joint ventures	1,528,051	1,389,816	9.9%
Other non-interest income	7,858,213	9,055,709	(13.2)%
Total	77,043,849	74,714,867	3.1%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2015	2014	% Change	2015	2014	% Change
Net fee and commission income	19,195,003	17,570,839	9.2%	1,497,890	1,557,352	(3.8)%
Net gains/(losses) on financial assets and liabilities held for trading	(7,199,397)	(1,833,589)	292.6%	(627,343)	(255,485)	145.5%
Net gains/(losses) on financial assets available for sale	(370,947)	(296,545)	25.1%	(353,659)	(728,720)	(51.5)%
Premiums retained from insurance and pension plans	-	-	-	58,760,780	50,454,983	16.5%
Equity in the earnings of associates and joint ventures	1,358,047	1,220,810	11.2%	166,865	169,431	(1.5)%
Other non-interest income	2,656,660	2,279,983	16.5%	6,900,475	7,156,766	(3.6)%
Total	15,639,366	18,941,498	(17.4)%	66,345,008	58,354,327	13.7%

Banking

Our non-interest income decreased by 17.4%, from R$18,941 million in 2014 to R$15,639 million in 2015. This decrease was mainly due to: (i) net losses of financial assets and liabilities classified as held for trading, which increased from R$1,834 million in 2014 to R$7,199 million in 2015, largely due to the income obtained from derivative financial instruments and fixed income securities; and (ii) net losses on financial assets available for sale, from R$297 million in 2014 to R$371 million in 2015, noting that, in 2015, it includes the recognition of impairment losses on shares, in the amount of R$136 million. Such events were partially offset by an increase of: (i) 9.2% in net fee and commission income, from R$17,571 million in 2014 to R$19,195 million in 2015, due to an increase of: (a) 23.1% in revenues related to checking accounts, mainly due to the improvement of the process of segmentation of customers and the increase of business volume; (b) 8.8% in revenues from credit cards, with an increase of 6.1% in the traded volume, which reached R$140,064 million in 2015; as well as the 7.5% growth in the amount of transactions, which reached 1.5 trillion in 2015; and (c) 8.5% in revenues related to credit operations, mainly due to revenues with guarantees granted in the period; and (ii) 11.2% in the result of equity in the earnings of associated companies and joint ventures, from R$1,221 million in 2014 to R$1,358 million in 2015, mainly due to, higher revenues from our associate Cielo S.A. (“Cielo”).

Insurance, pension plans and capitalization bonds

Our non-interest income increased 13.7%, from R$58,354 million in 2014 to R$66,345 million in 2015. This performance was due mainly to: (i) an increase of 16.5% in retained insurance premiums and pension plans income, from R$50,455 million in 2014 to R$58,761 million in 2015, mainly due to the increase in insurance premiums written, from R$47,746 million in 2014 to R$55,921 million in 2015; and (ii) a decrease of 51.5% in net losses from financial assets available for sale from R$729 million in 2014 to R$354 million in 2015, which in 2014 it includes the recognition of impairment losses on shares, in the amount of R$617 million compared to R$289 million in 2015. These factors were partially offset by an increase of 145.5% in net losses from trading financial assets and liabilities, from R$255 million in 2014 to R$627 million in 2015, primarily a result of the revenue from fixed-rate securities.

Main differences between balances by segment and consolidated balances

In addition to the above explanations, we highlight below the main differences between our non-interest income by segment (according to BR GAAP) and our consolidated non-interest income (according to IFRS) for the year ended December 31, 2015:

•      net fee and commission income: The difference of R$2,872 million refers to: the effective interest rate method in the amount of R$1,428 million and the elimination and adjustments for other operations in the amount of R$1,444 million; and

118 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

•      net gains (losses) on financial assets classified as held for trading: The adjustment in the amount of R$307 million was mainly due to adjustments in our cash flow hedges and the adjustment related to functional currency, in the amount of R$118 million, coming from our subsidiary in Mexico, whose functional currency is Mexican Peso.

Non-interest expense

The following tables show, on a consolidated basis and by segment, the principal components of our non-interest expense for 2015 and 2014:

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2015	2014	% Change
Personnel expenses	(14,058,047)	(13,667,639)	2.9%
Administrative expenses	(13,721,970)	(12,971,521)	5.8%
Depreciation and amortization	(2,942,003)	(2,932,687)	0.3%
Changes in the insurance technical provisions and pension plans	(28,286,039)	(24,008,174)	17.8%
Retained claims	(21,724,043)	(18,143,688)	19.7%
Selling expenses for insurance and pension plans	(3,253,193)	(2,891,276)	12.5%
Net gains/(losses) on foreign currency transactions	(3,523,095)	(1,244,680)	183.1%
Other non-interest expense	(20,846,766)	(19,278,792)	8.1%
Total	(108,355,156)	(95,138,457)	13.9%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2015	2014	% Change	2015	2014	% Change
Personnel expenses	(13,103,515)	(12,460,644)	5.2%	(1,217,211)	(1,197,272)	1.7%
Administrative expenses	(13,076,913)	(12,578,064)	4.0%	(1,137,706)	(1,118,542)	1.7%
Depreciation and amortization	(2,752,946)	(2,749,282)	0.1%	(321,462)	(244,442)	31.5%
Changes in the insurance technical provisions and pension plans	-	-	-	(28,286,038)	(24,008,174)	17.8%
Retained claims	-	-	-	(21,724,044)	(18,143,688)	19.7%
Selling expenses for insurance and pension plans	-	-	-	(3,254,551)	(2,892,373)	12.5%
Net gains/(losses) on foreign currency transactions	(3,523,095)	(1,244,680)	183.1%	-	-	-
Other non-interest expense	(14,383,047)	(11,194,730)	28.5%	(7,864,020)	(8,006,914)	(1.8)%
Total	(46,839,516)	(40,227,400)	16.4%	(63,805,032)	(55,611,405)	14.7%

Banking

Our non-interest expenses increased by 16.4%, from R$40,227 million in 2014 to R$46,840 million in 2015. This increase was mainly due to the increase of: (i) 5.2% in personnel expenses from R$12,461 million in 2014 to R$13,104 million in 2015, due to an increase in expenses from salaries, payroll charges and benefits as a result of increase in salaries, in accordance with the respective 2014 and 2015 collective bargaining agreements; (ii) 4.0% in administrative expenses, mainly due to: (a) contract adjustments; (b) the increased volume of business and services in the period; and (c) the depreciation of 47.0% of the Brazilian real against the U.S. dollar in the period. The IPCA inflation rates in the last 12 months, reached 10.7%, thus evidencing our consistent cost control originating from actions of the Efficiency Committee, whose efficiency initiatives resulted in the rebalancing between personnel and administrative expenses; (iii) 183.1% in net losses in foreign currency operations, primarily as a result of the depreciation in the Brazilian real against the U.S. dollar in the period; and (iv) 28.5% in other non-financial expenses, which were mainly impacted by: (a) provisioning for tax contingencies; (b) expenses for impairment analysis; (c) tax expenses; and (d) expenses for legal contingencies.

Insurance, pension plans and capitalization bonds

Our non-interest expenses increased by 14.7%, from R$55,611 million in 2014 to R$63,805 million in 2015. This increase was mainly due to the increase of: (i) 17.8% in our expenses from variation of insurance and pension plan technical provisions from R$24,008 million in 2014 to R$28,286 million in 2015, mainly deriving from the increase of R$19,104 million in the volume of our technical provisions for the VGBL product; and (ii) 19.7% in retained claims, mainly, in health insurance.

119 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

Income tax and social contribution

We prepared the information about segments so that the Management could assess the performance and make decisions regarding the allocation of resources for investments and other purposes. The calculation of the income tax and social contribution, as required by the current Brazilian laws and regulations, is performed for each legal entity and disclosed on a consolidated basis. Consequently, there is no direct relationship with the presentation per segment. Management’s decisions for tax purposes are based on analysis by individual legal entities and on a consolidated basis; consequently, Management includes consolidated data, which were discussed and analyzed, as a relevant disclosure in relation to the decision-making process.

The following table shows, for the company, the breakdown of our income tax and social contribution charges:

Consolidated	R$ in thousands, except %
	2015	2014
Income before income tax and social contribution	9,603,583	19,330,791
Total income tax and social contribution charges at rates of 25% and 15%, respectively (1)	(4,321,612)	(7,732,316)
Effect of additions and exclusions in the tax calculation:
Equity in the earnings of associates and joint ventures	687,623	555,926
Interest on equity (paid and payable)	2,305,695	1,438,003
Net tax credit of deferred liabilities (2)	2,341,220	-
Other (3)	7,621,396	1,824,074
Income tax and social contribution for the period	8,634,322	(3,914,313)
Effective rate	(89.9)%	20.2%

(1) Current rates: (i) 25.0% for income tax; (ii) of 15.0% for the social contribution to financial and similar companies, and of the insurance industry, and of 20.0%, from September 2015 to December 2018, in accordance with Law no 13,169/15; and (iii) of 9.0% for the other companies;

(2) In 2015, refers to, constitution of deferred tax assets, net of deferred liabilities, related to the increase in the social contribution tax rate, according to Law nº 13,169/15; and

(3) Basically, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45.0% in 2015 and 40.0% in 2014) as shown; and (iii) the deduction incentives.

Income tax and social contribution expenses decreased by R$12,549 million in 2015 as compared to 2014. This decrease was primarily due to: (i) a decrease in income before income tax and social contribution; and (ii) the effects of additions and deductions on the calculation of taxes, as follows: (a) change of R$5,797 million in other amounts, primarily due to exchange rate variation of assets and liabilities, deriving from investments abroad; (b) constitution of tax credit due to the higher percentage for social contribution, according to Law No. 13,169/15, in the amount of R$2,341 million; and (c) to the higher effect of interest on own capital, in the amount of R$868 million. For more information on income tax and social contribution, see Note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

Net Income

As a result of the above, our net income attributable to controlling shareholders increased by 18.4%, from R$15,315 million in 2014 to R$18,133 million in 2015. Our net income for the year recorded a percentage increase similar to our net income attributable to controlling shareholders, increasing from R$15,416 million in 2014 to R$18,238 million in 2015.

120 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

Results of operations for the year ended December 31, 2014 compared with the year ended December 31, 2013

The following tables set forth the principal components of our net income for 2014 and 2013, on a consolidated basis and by segment. This segment information is prepared in accordance with BR GAAP, which is the accounting framework on which the reports used by Management to assess performance and make decisions are based.

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2014	2013	% Change
Net interest income	50,045,767	49,300,483	1.5%
Net Impairment losses on loans and advances	(10,291,386)	(9,623,870)	6.9%
Non‑interest income	74,714,867	59,102,884	26.4%
Non‑interest expense	(95,138,457)	(84,460,328)	12.6%
Income before income taxes	19,330,791	14,319,169	35.0%
Income tax and social contribution	(3,914,313)	(1,833,031)	113.5%
Net income for the year	15,416,478	12,486,138	23.5%
Net income attributable to controlling shareholders	15,314,943	12,395,920	23.5%
Net income attributable to non-controlling interest	101,535	90,218	12.5%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2014	2013	% Change	2014	2013	% Change
Net interest income	43,034,717	41,600,095	3.4%	4,556,146	5,589,989	(18.5)%
Net Impairment losses on loans and advances	(10,432,347)	(9,731,376)	7.2%	-	-	-
Non‑interest income	18,941,498	13,863,017	36.6%	58,354,327	47,559,845	22.7%
Non‑interest expense	(40,227,400)	(38,318,914)	5.0%	(55,611,405)	(47,113,728)	18.0%
Income before income taxes	11,316,468	7,412,822	52.7%	7,299,068	6,036,106	20.9%
Income tax and social contribution	(771,896)	789,516	-	(2,843,493)	(2,253,451)	26.2%
Net income for the year	10,544,572	8,202,338	28.6%	4,455,575	3,782,655	17.8%
Net income attributable to controlling shareholders	10,532,724	8,195,099	28.5%	4,354,752	3,692,531	17.9%
Net income attributable to non-controlling interest	11,848	7,239	63.7%	100,823	90,124	11.9%

Net interest income

The table below shows the main components of our net interest income before impairment of loans and advances for 2014 and 2013, on a consolidated basis and by segment:

	R$ in thousands, except %
	2014	2013	% Change
Consolidated
Interest and similar income	103,893,096	90,682,625	14.6%
Interest and similar expense	(53,847,329)	(41,382,142)	30.1%
Net interest income	50,045,767	49,300,483	1.5%
Banking
Interest and similar income	91,858,460	79,935,892	14.9%
Interest and similar expense	(48,823,743)	(38,335,797)	27.4%
Net interest income	43,034,717	41,600,095	3.4%
Insurance, Pension Plans and Capitalization Bonds
Interest and similar income	14,976,204	11,578,317	29.3%
Interest and similar expense	(10,420,058)	(5,988,328)	74.0%
Net interest income	4,556,146	5,589,989	(18.5)%

121 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

The following table shows, on a consolidated basis and by segment, how much of the increase in our net interest income was attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variations in the effects of the appreciation/depreciation in the real/U.S. dollar rate in each case for 2014 and 2013:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2014/2013
	Increase/(decrease)
Due to changes in average volume of interest‑earning assets and interest‑bearing liabilities	4,246,341	3,315,600	438,033
Due to changes in average interest rates	(3,572,308)	(1,952,137)	(1,471,969)
Due to Brazilian real appreciation/depreciation	71,251	71,158	93
Net change	745,284	1,434,621	(1,033,843)

Banking

Our net interest income increased by 3.4%, from R$41,600 million in 2013 to R$43,035 million in 2014. This increase was mainly due to an increase in the average volume of our business of R$3,316 million as a result of: (i) a 7.6% increase in the average balance of interest-earning assets, increasing our revenues by R$7,053 million, principally due to the increase of: (a) 65.1% in the average balance of financial assets available for sale; (b) 15.9% in the average balance of assets pledged as collateral; and (c) 9.7% in the average balance of loans and advances to customers, partially offset by: (ii) a 9.0% increase in the average balance of interest-bearing liabilities, which impacted the results by R$3,737 million, principally due to the increase of: (a) 33.2% in the average balance of funds from securities issued; (b) 15.8% in the average balance of saving deposits; and (c) 8.7% in the average balance of funding in the open market. Changes in average interest rates decreased our net interest income by R$1,952 million, mainly due to an increase in the average interest rate paid, from 7.0% in 2013 to 8.2% in 2014. The depreciation in the real/U.S. dollar rate increased our net interest income in the amount of R$71 million.

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

Interest and similar income

The following tables show, on a consolidated basis and by segment, the average balance of the principal components of our interest-earning assets and the average interest rates earned in 2014 and 2013:

122 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

Consolidated	R$ in thousands, except %
	For the year ended December 31,
	2014	2013	% Change
Average balance of interest‑earning assets
Financial assets held for trading	83,791,866	80,909,973	3.6%
Financial assets available for sale	84,494,315	79,895,464	5.8%
Investments held to maturity	24,024,810	3,791,552	533.6%
Assets pledged as collateral	130,319,525	112,404,700	15.9%
Loans and advances to banks	76,830,557	104,232,013	(26.3)%
Loans and advances to customers	317,455,318	289,336,399	9.7%
Compulsory deposits with the Central Bank	47,038,434	42,757,972	10.0%
Other interest‑earning assets	605,011	575,113	5.2%
Total	764,559,836	713,903,186	7.1%
Average interest rate earned	13.6%	12.7%

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2014	2013	% Change	2014	2013	% Change
Average balance of interest–earning assets
Financial assets held for trading	38,154,167	40,282,390	(5.3)%	45,264,456	40,215,667	12.6%
Financial assets available for sale	68,021,629	41,194,576	65.1%	16,471,883	38,700,888	(57.4)%
Investments held to maturity	36,671	61,905	(40.8)%	23,988,139	3,729,647	543.2%
Assets pledged as collateral	130,319,525	112,404,700	15.9%	-	-	-
Loans and advances to banks	76,798,394	103,829,578	(26.0)%	65,031,667	55,112,417	18.0%
Loans and advances to customers	317,431,062	289,305,361	9.7%	-	-	-
Compulsory deposits with the Central Bank	47,038,434	42,757,972	10.0%	-	-	-
Other interest–earning assets	605,011	575,113	5.2%	-	-	-
Total	678,404,893	630,411,595	7.6%	150,756,145	137,758,619	9.4%
Average interest rate	13.5%	12.7%		9.9%	8.4%

For further information about average interest rates by type of assets, see "Item 4.B. Business Overview – Selected Statistical Information – Average balance sheet and interest rate data."

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar income was attributable to changes in the average volume of interest-earning assets, how much was attributable to changes in average interest rates and how much was attributable to variations in the effects of the appreciation/depreciation in the real/U.S. dollar rate, in each case, comparing 2014 and 2013:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2014/2013
	Increase/(reduction)
Due to changes in average volume of interest‑earning assets	7,688,140	7,052,627	1,011,650
Due to changes in average interest rates	5,396,618	4,744,321	2,386,144
Due to Brazilian real appreciation/depreciation	125,713	125,620	93
Net change	13,210,471	11,922,568	3,397,887

Banking

Interest and similar income increased by 14.9%, from R$79,936 million in 2013 to R$91,858 million in 2014. This increase was largely due to: (i) a higher average volume of business, which had a positive impact of R$7,053 million on our results, particularly on interest and similar income from: (a) loans and advances to customers; (b) financial assets available for sale; and (c) assets pledged as collateral; (ii) changes in the average interest rates earned, increasing our income by R$4,744 million, essentially due to the increase in the average interest rate earned in respect of: (a) loans and advances to banks; (b) financial assets available for sale; and (c) financial assets held for trading; and (iii) the depreciation in the real/U.S. dollar rate, increasing our interest and similar income by R$126 million.

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

123 Form 20-F – December 2015

5.A. Operating Results
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

The increase in interest and similar income was partially offset by a decrease in the income from loans and advances to banks, in the amount of R$2,641 million, due to a reduction in the average volume of these assets, from R$103,830 million in 2013 to R$76,798 million in 2014.

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

124 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

Segment	R$ in thousands, except %
	Banking			Insurance, Pension Plans and Capitalization Bonds
	2014	2013	% Change	2014	2013	% Change
Average balance of interest–bearing liabilities
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

125 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

The following table shows, on a consolidated basis and by segment, how much of the increase in our interest and similar expenses was attributable to changes in the average volume of interest-bearing liabilities, how much was attributable to changes in average interest rates and how much was attributable to variations in the effects of the appreciation/depreciation in the real/U.S. dollar rate, in each case, for 2014 as compared to 2013:

	R$ in thousands
	Consolidated	Banking	Insurance, Pension Plans and Capitalization Bonds
	2014/2013
	Increase/(reduction)
Due to changes in average volume of interest‑bearing liabilities	3,441,799	3,737,027	573,617
Due to changes in average interest rates	8,968,926	6,696,457	3,858,113
Due to Brazilian real appreciation/depreciation	54,462	54,462	-
Net change	12,465,187	10,487,946	4,431,730

Banking

Our interest and similar expenses increased by 27.4%, from R$38,336 million in 2013 to R$48,824 million in 2014. This increase primarily reflects: (i) changes in the average interest rates, in the amount of R$6,696 million, due to higher average interest rates paid in respect of: (a) funding in the open market, from 8.2% in 2013 to 9.5% in 2014, increasing our expenses by R$3,102 million; (b) time deposits, from 5.9% in 2013 to 7.0% in 2014, increasing our expenses by R$1,102 million; and (c) funds from securities issued, from 6.9% in 2013 to 9.6% in 2014, increasing our expenses by R$1,634 million; (ii) depreciation in the real/U.S. dollar rate, increasing our interest and similar expenses by R$54 million; and (iii) a 9.0% growth in the average volume of our interest-bearing liabilities, from R$548,724 million in 2013 to R$598,086 million in 2014, increasing our expenses by R$3,737 million, mainly due to the increase of: (a) 8.7% in the average balance of funding in the open market, from R$237,777 million in 2013 to R$258,529 million in 2014, increasing our expenses by R$1,806 million; and (b) 33.2% of average balance of funds from securities issued, increasing our expenses by R$1,424 million.

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

Main difference in accounting practices for net impairment losses on loans and advances

The main difference in accounting practices between BR GAAP, in accordance with CMN Resolution No. 2,682/99, and IFRS, in accordance with IAS 39, is the form of recognition and measurement of impairment of loans and advances. While the practice adopted by the Central Bank is a provision based on a mix of expected and incurred losses, in accordance with IFRS, recognition and measurement of impairment is based on incurred losses. For more information, see “Item 4.B. Business Overview – Regulation and Supervision – Banking Regulations – Treatment of loans and advances”, and Note 3.1 to the financial statements in “Item 18. Financial Statements.”

126 Form 20-F – December 2015

5.A. Operating Results
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

	R$ in thousands, except %
	2014	2013	% Change
Impairment provision of loans and advances at the beginning of the year	19,858,234	19,914,294	(0.3)%
Net impairment losses on loans and advances	10,291,386	9,623,870	6.9%
Loan recoveries	3,924,514	3,640,014	7.8%
Loan charge‑offs	(12,941,457)	(13,319,944)	(2.8)%
Impairment provision of loans and advances at the end of the year	21,132,677	19,858,234	6.4%
Ratio of net impairment losses on loans and advances to average loans and advances to customers	3.2%	3.3%

The balance of our impairment of loans and advances to customers increased by 6.4%, from R$19,858 million in 2013 to R$21,133 million in 2014. This increase was mainly due to (i) the increase of 7.8% in the balance of loans and advances to customers; and (ii) the movement in our mix of loans and advances portfolio, which mainly impacted the following products: (a) working capital, whose allocated impairment went from R$2,018 million in 2013 to R$2,513 million in 2014; (b) credit cards, whose allocated losses went from R$3,073 million in 2013 to R$3,406 million in 2014; (c) housing loans, whose allocated losses went from R$797 million in 2013 to R$1,047 million in 2014; and (d) BNDES/FINAME onlending, whose allocated losses went from R$863 million in 2013 to R$1,071 million in 2014. Furthermore, we highlight that past due but not impaired loans decreased by 2.8%, and impaired operations increased by 3.5% only, from R$29,799 million in 2013 to R$30,841 million in 2014, which represented 8.8% of total loans and advances to customers in 2014, as opposed to 9.2% in 2013.

Loans and advances to customers neither past due nor impaired increased by 8.5%, from R$287,052 million in 2013 to R$311,424 million in 2014, of which 98.1% were rated as "low risk.”

Calculations of impairment of loans and advances include an individual analysis of impaired loans and advances to customers, and an analysis of losses on loans and advances to customers not individually significant, as follows:

As of December 31,	R$ in thousands, except %
	2014	2013	% Change
Impairment provision of loans and advances to customers individually relevant	1,589,280	774,795	105.1%
Impairment provision of loans and advances to customers not individually relevant	19,543,397	19,083,439	2.4%
Total	21,132,677	19,858,234	6.4%

The increase of 6.9% in net impairment losses on loans and advances is related to an increase of R$1,042 million or 3.5% in the balance of impairment loans and advances to customers, as well as a change in the product mix. Loan recoveries and charge-offs increased by 7.8%, while charge-offs decreased by 2.8%, when compared to 2013.

Our level of loan losses, defined as the amount of net charge-offs compared to the average balance of loans and advances to customers, including overdue loans, was 2.7% in 2014. In 2014, impairment of loans and advances as a percentage of loans and advances to customers remained at 6.1%, which we believe is a comfortable margin based on our experience of historical loss levels.

Loans and advances to individuals increased by 9.8%, from R$128,636 million in 2013 to R$141,220 million in 2014, mainly due to housing loans and personal credit.

Loans and advances to corporate customers increased by 6.5% in the year, from R$195,344 million in 2013 to R$207,977 million in 2014, mainly due to housing loans – company plan, and rural credit.

We believe that our impairment of loans and advances is sufficient to cover incurred losses associated with our portfolio.

127 Form 20-F – December 2015

5.A. Operating Results
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

Banking

Our non-interest income increased by 36.6%, from R$13,863 million in 2013 to R$18,941 million in 2014. This increase was mainly due to: (i) an increase in net fee and commission income, from R$15,639 million in 2013 to R$17,571 million in 2014, driven by an increase of: (a) 12.5% in revenues from credit cards, with an increase of 10.5% in billings, which reached R$131,999 million in 2014; (b) 11.5% in revenues related to checking accounts, primarily due to the increase in the services we provide to our customers, as well as the increase in the business volume; and (c) 21.9% in revenues from consortium management, due to the increase in received bids and average ticket and sales of new quotas, giving rise to a growth of 138,000 net quotas in the year; (ii) an increase in equity in the earnings of affiliated companies and joint ventures, from R$1,031 million in 2013 to R$1,221 million in 2014, largely due to higher revenues from our associate Cielo S.A. (“Cielo”); (iii) a decrease of 92.4% on net losses of financial assets available for sale, from R$3,881 million in 2013 to R$297 million in 2014, reflecting, primarily, lower net losses from fixed-income securities. We highlight that, in 2014, it includes the recognition of impairment on the shares we held of Banco Espírito Santo (BES), in the amount of R$598 million and, in 2013, it includes the realization of decreases in market value of the available-for-sale NTNs portfolio (National Treasury Notes), through the sale of these securities in the market; and (iv) a decrease of 55.3% in net losses from trading financial assets and liabilities, from R$4,101 million in 2013 to R$1,834 million in 2014, mainly due to the result of fixed-income securities. These events were partially offset by a decrease of 55.9% in other non-financial revenues deriving, partially from results obtained from the adhesion to a program for payment in installments and lump sum payments of tax debts – REFIS, in the amount of R$1,950 million in 2013.

Insurance, pension plans and capitalization bonds

Our non-interest income increased by 22.7%, from R$47,560 million in 2013 to R$58,354 million in 2014. This was mainly due to: (i) the increase of 12.4% in the revenue of retained insurance premiums and pension plans, from R$44,887 million in 2013 to R$50,455 million in 2014, primarily, as a result of the increase in: (a) revenue of insurance premiums issued, from R$42,226 million in 2013 to R$47,746 million in 2014; and (b) revenue with pension plan contributions, from R$3,584 million in 2013 to R$3,725 million in 2014; (ii) the decrease of 71.2% in net losses on financial assets available for sale, from R$2,526 million in 2013 to R$729 million in 2014. We highlight that, in 2014, it includes the recognition of impairment losses on shares, in the amount of R$617 million and, in 2013, it includes the realization of decreases in the market value of the available-for-sale NTNs (National Treasury Notes), through the sale of these securities in the market; and (iii) the reduction of 86.7% on net losses of financial assets and liabilities classified as held for trading, from R$1,915 million in 2013 to R$255 million in 2014, primarily due to the income obtained from fixed income securities.

128 Form 20-F – December 2015

5.A. Operating Results
Form 20-F

Main differences between balances by segment and consolidated balances

In addition to the explanations set out above, we highlight below the main differences between our non-interest income by segment (in accordance with BR GAAP) and our consolidated non-interest income (in accordance with IFRS) for the year ended December 31, 2014:

•      net fee and commission income: the difference of R$2,389 million refers to the effective interest rate method in the amount of R$1,462 million and eliminations and adjustments of other operations in the amount of R$927 million; and

•      net gains (losses) on financial assets classified as held for trading: the adjustment in the amount of R$156 million was due to the adjustment of cash flow hedges.

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

Banking

Our non-interest expenses increased by 5.0%, from R$38,319 million in 2013 to R$40,227 million in 2014. This increase was mainly due to the increase of: (i) 11.2% in personnel expenses, from R$11,201 million in 2013 to R$12,461 million in 2014, due to: (a) an increase in expenses from proceedings, payroll charges and benefits, as a result of an increase in salaries, following the collective bargaining agreements for 2013 and 2014; and (b) higher expenses from provisions for labor lawsuits, mainly due to an improvement in the calculation methodology for such provisions, which had an impact on the income of R$488 million; (ii) 4.2% in administrative expenses, primarily due to: (a) the addition of 2,440 service points, largely due for Bradesco Expresso; (b) contract adjustments; and (c) a growth in the business volume and services within the period. We highlight that the inflation ratio in the last 12 months, IPCA, reached 6.4%, demonstrating our consistent cost control related to the performance of our administrative expenses; and (iii) 13.8% in the net losses of operations in foreign currency, reflecting the devaluation of real against the U.S. dollar in 2014.

Insurance, pension plans and capitalization bonds

Our non-interest expense increased by 18.0%, from R$47,114 million in 2013 to R$55,611 million in 2014. This increase was mainly due to increases of: (i) 20.0% in our expenses from changes in the insurance and pension plan technical provisions, from R$20,002 million in 2013 to R$24,008 million in 2014, mainly due to the growth of R$12,623 million in the volume of our technical provisions related to the VGBL product. We highlight that, in 2013, deriving from compliance with SUSEP Circular No. 462/13 by our insurance group, which resulted in the adoption of the “Term Structure of Risk-free Interest Rates – ETTJ” as a discount rate of actuarial liability flow, provisions were reverted to the amount of R$2,572 million and, in 2014, technical provisions were reverted, in accordance with this Circular, to the amount of R$754 million; and (ii) 17.2% in retained claims, mainly, in health insurance.

Income tax and social contribution

129 Form 20-F – December 2015

5.B. Liquidity and Capital Resources
Form 20-F

We prepare segment information to enable our Management to assess performance and make decisions on allocating funds for investments and other purposes. Income and social contribution taxes, as required by current Brazilian regulations, are calculated for each legal entity and reported on a consolidated basis. Accordingly, there is no direct relationship with the segment presentation. Management’s decisions for tax purposes are based on an analysis by legal entity and on a consolidated basis; accordingly, Management considers the consolidated data, which was discussed and analyzed, as the relevant disclosure for their decision-making.

The following table shows, for the company, the breakdown of our income tax and social contribution charges:

Consolidated	R$ in thousands, except %
	2014	2013
Income before income tax and social contribution	19,330,791	14,319,169
Total income tax and social contribution charges at rates of 25% and 15%, respectively (1)	(7,732,316)	(5,727,668)
Effect of additions and exclusions in the tax calculation:
Equity in the earnings of associates and joint ventures	555,926	425,075
Interest on equity (paid and payable)	1,438,003	1,289,620
Net tax credit of deferred liabilities	-	462,270
Other (2)	1,824,074	1,717,672
Income tax and social contribution for the period	(3,914,313)	(1,833,031)
Effective rate	20.2%	12.8%
(1) Current rates: (i) 25% for income tax; (ii) of 15% for the social contribution; and
(2) Basically, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; and (ii) the deduction incentives.

Income tax and social contribution expenses increased from R$1,833 million in 2013 to R$3,914 million in 2014. This variation was primarily due to: (i) an increase in income before income taxes, from R$14,319 million in 2013 to R$19,331 million in 2014; and (ii) the fact that we do not have tax credits from previous years related to investment acquisition operations in 2014, while we had R$462 million in 2013. This increase was partially offset by an increase of: (i) R$148 million in interest on the shareholders’ equity; and (ii) R$131 million in equity in the earning of associates; and (iii) R$106 million in other amounts. For more information on income and social contribution taxes, see Note 17 to our consolidated financial statements in “Item 18. Financial Statements.”

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

As part of our asset and liability management, we seek to avoid material mismatches between assets and liabilities by matching, to the extent possible, the maturity, currency and interest rate structure of loans we make with terms of the transactions under which we fund these loans. Subject to our policy constraints and the limits established by our Board of Directors, we occasionally take mismatched positions in relation to interest rates, maturities and, in more limited circumstances, foreign currencies, when we believe such positions are justified in view of market conditions and prospects.

We monitor our asset and liability positions in accordance with Central Bank requirements and guidelines. The Treasury Executive Committee for Asset and Liability Management meets on a weekly basis to:

130 Form 20-F – December 2015

5.B. Liquidity and Capital Resources
Form 20-F

•      evaluate action strategies relating to asset and liability management, within the limits established, based on an analysis of the political-economic scenarios, at national and international level;

•      monitor and countersign the pricing strategies of asset, liability and derivative operations with our clients;

•      define internal prices of transfer of resources (Funds Transfer Price - FTP) of liabilities and assets in local and foreign currency;

•      approve the proposal on the limit of tolerance for exposure to risks to be submitted to the approval of the Committee of the Integrated Management of Risks and Allocation of Capital and of the Board of Directors; and

•      monitor and countersign results, strategies, behaviors and risks of mismatch and indexes maintained by the Organization and managed by the Treasury Department.

In making such decisions, our Management evaluates not only our exposure limits for each market segment and product, but also market volatility levels and the extent to which we are exposed to market risk through interest, maturity, liquidity and currency mismatches. It also considers other potential risks, as well as market liquidity, our institutional needs and perceived opportunities for gains. The Treasury Executive Committee for Asset and Liability Management holds extraordinary meetings as required in response to unexpected macroeconomic changes.

In addition, our Management receives daily reports on our mismatched and open positions, while the Treasury Executive Committee for the Asset and Liability Management assesses our risk position every two weeks.

Liquidity and funding

We have policies, procedures, metrics and limits in place aimed at controlling liquidity risks. The components of our Minimum Liquidity Reserve (“RML”) are in line with best market practices as well as Basel III requirements.

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

131 Form 20-F – December 2015

5.B. Liquidity and Capital Resources
Form 20-F

The following table shows the average balance and average real interest rates of our sources of funding (interest-bearing, as well as non-interest-bearing) for the periods indicated measured using month-end balances:

R$ in thousands, except %	2015			2014			2013
	Average balance	% of total	Average rate	Average balance	% of total	Average rate	Average balance	% of total	Average rate
Interest‑bearing liabilities
Interbank deposits	621,904	0.1%	12.0%	695,132	0.1%	12.4%	671,404	0.1%	9.4%
Savings deposits	91,075,494	10.4%	7.1%	84,921,694	10.7%	6.4%	73,307,137	9.8%	5.6%
Time deposits	83,978,162	9.6%	7.1%	91,990,788	11.6%	7.0%	99,565,994	13.3%	5.9%
Funding in the open market	211,686,661	24.3%	11.1%	192,967,597	24.3%	9.9%	182,981,063	24.4%	9.1%
Borrowings and onlendings	64,029,996	7.3%	4.8%	56,123,972	7.1%	3.2%	49,273,352	6.6%	3.9%
Funds from securities issued	97,739,942	11.2%	11.8%	69,849,843	8.8%	9.6%	52,476,783	7.0%	6.9%
Subordinated debt	38,601,843	4.4%	12.1%	35,826,626	4.5%	10.6%	35,560,706	4.7%	8.8%
Insurance technical provisions and pension plans	156,922,463	18.0%	10.3%	136,308,516	17.1%	7.6%	125,179,124	16.7%	4.8%
Total interest‑bearing liabilities	744,656,465	85.4%	9.6%	668,684,168	84.1%	8.1%	619,015,563	82.4%	6.7%
Non‑interest‑bearing liabilities
Demand deposits	26,969,963	3.1%	-	35,138,920	4.4%	-	36,876,193	4.9%	-
Other non‑interest‑bearing liabilities	99,995,194	11.5%	-	91,429,077	11.5%	-	95,039,096	12.7%	-
Total non‑interest‑bearing liabilities	126,965,157	14.6%	-	126,567,997	15.9%	-	131,915,289	17.6%	-
Total liabilities	871,621,622	100.0%	8.2%	795,252,165	100.0%	6.8%	750,930,852	100.0%	5.5%

Deposits are our most important source of funding, accounting for 23.4% of average total liabilities in 2015, compared to 26.8% in 2014 and 28.0% in 2013. Our deposits balance over these years progressed in the following manner:

•      In 2014, the average balance of our deposits increased by 1.1% against 2013 primarily due to a 15.8% increase in the average balance of our savings deposits, which was partially offset by: a 7.6% decrease in the average balance of our time deposits and a 4.7% decrease in the average balance of our demand deposits; and

•      In 2015, the average balance of our deposits decreased by 4.5% in comparison to 2014, mainly due to the decrease of 22.7% in the average balance of our demand deposits and the decrease of 8.4% in our time deposits, which were partially offset by the increase of 7.2% in the average balance of our savings deposits.

Funding in the open market, borrowings and onlendings and funds from securities issued represent our main sources of funding, accounting for 42.9% of total average liabilities in 2015, compared to 40.1% in 2014 and 37.9% in 2013.

The following table shows, for the periods indicated, our sources of funding and liquidity, as well as other non-interest-bearing liabilities:

As of December 31,	R$ in thousands
	2015	2014	2013
Interbank deposits	466,448	641,205	963,855
Savings deposits	91,878,765	92,154,815	80,717,805
Time deposits	79,619,267	85,790,391	95,866,825
Funding in the open market	222,291,364	219,359,890	185,055,358
Borrowings and onlendings	70,337,884	58,998,135	56,094,850
Funds from securities issued	109,850,047	85,030,399	57,883,068
Subordinated debt	50,282,936	35,821,666	35,885,003
Insurance technical provisions and pension plans	170,940,940	146,559,220	130,329,023
Total interest-bearing liabilities	795,667,651	724,355,721	642,795,787
Demand deposits	23,819,783	33,027,296	40,619,737
Other non‑interest‑bearing liabilities	116,301,326	90,776,194	82,783,164
Total non‑interest‑bearing liabilities	140,121,109	123,803,490	123,402,901
Total liabilities	935,788,760	848,159,211	766,198,688

132 Form 20-F – December 2015

5.B. Liquidity and Capital Resources
Form 20-F

Deposits

Deposits accounted for 20.9% of total liabilities as of December 31, 2015. Our deposits consist primarily of real-denominated, interest-bearing time and savings deposits and real-denominated, non-interest-bearing demand deposits. The increase in the average balance of our savings deposits from 2014 to 2015 was mainly due to the larger volume of funding of these deposits. Notably, the number of savings account holders has continued to grow, adding one million new savings accounts to our base, while the decrease in the average balances of our time deposits and demand deposits was a reflection of the new investment opportunities available to our clients. For additional information regarding our deposits, see "Item 4.B. Business Overview – Selected Statistical Information – Average deposit balances and interest rates".

Funding in the open market

Funding in the open market consist mainly of funds we obtained from banks in the market by selling securities with agreements to repurchase. As of December 31, 2015, we had funding in the open market in the amount of R$222,291 million. As of December 31, 2014, we had funding in the open market in the amount of R$219,360 million, an increase of R$34,305 million compared to December 31, 2013.

Borrowings and onlendings

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

As of December 31, 2014, the balance of our borrowings and onlendings increased R$2,903 million compared to December 31, 2013, mainly due to: (i) an increase of R$1,621 million in funds raised via borrowings and onlendings in the country, mainly through FINAME transactions; and (ii) an increase of R$1,282 million in borrowings and onlendings denominated in, or indexed to, foreign currencies, which increased from R$15,400 million as of December 31, 2013 to R$16,682 million as of December 31, 2014, as a result of the 13.4% depreciation of the Brazilian real against the U.S. dollar during the year.

As of December 31, 2015, the balance of our borrowings and onlendings totaled R$70,338 million, an increase of R$11,340 million compared to December 31, 2014. The increase was mainly due to: (i) an increase of R$15,437 million in borrowings and onlendings denominated in, or indexed to, foreign currencies, which increased from R$16,682 million as of December 31, 2014 to R$32,119 million as of December 31, 2015, as a result of the 47.0% depreciation of the Brazilian real against the U.S. dollar; and it was partially offset by: (ii) a 9.7% or R$4,097 million decrease in the funds raised via borrowings and onlendings in the country, mainly through FINAME transactions.

Funds from securities issued

Funds from securities issued mainly consist of: (i) financial notes (letras financeiras); (ii) real estate credit notes; (iii) agribusiness notes (letras de agronegócio); (iv) euronotes and (v) securities issued through securitization.

 As of December 31, 2014, our funds from securities issued totaled R$85,030 million, reflecting an increase of R$27,147 million from December 31, 2013. The increase in our funds from securities issued was mainly due to the increase of: (i) R$19,753 million in funds from the issuance of financial notes; (ii) R$5,867 million in real estate credit notes; and (iii) R$4,200 million from issue of agribusiness notes.

As of December 31, 2015, our funds from securities issued totaled R$109,850 million reflecting an increase of R$24,820 million from December 31, 2014. The increase in our funds from securities issued was mainly due to increases: (i) of R$16,731 million in funds from the issuance of financial notes; (ii) of R$8,360 million in real estate credit notes; partially offset by: (iii) a lower volume of operations abroad, in the amount of R$810 million.

Subordinated debt

The subordinated debts totaled R$35,822 million in December 2014, remaining stable when compared to 2013.

The subordinated debts totaled R$50,283 million in December 2015, a 40.4% increase, or R$14,461 million, primarily due to the: (i) issuance of new subordinated debts; (ii) exchange rate variation; and partially

133 Form 20-F – December 2015

5.B. Liquidity and Capital Resources
Form 20-F

offset by: (iii) the maturities of debts occurred in the periods.

Central Bank compulsory deposits

The Central Bank requires us, as a financial institution, either to deposit a determined amount of funds with the Central Bank or to purchase and hold Brazilian federal treasury securities. We cannot use these compulsory deposits for any other purpose. The Central Bank determines the interest to be paid on these deposits, if any. For more information on compulsory deposit requirements, see "Item 4.B. Business Overview-Deposit-taking activities".

As of December 31, 2014, the balance of our compulsory deposits decreased 8.0%, from R$55,381 million as of December 31, 2013 to R$50,925 million as of December 31, 2014, mainly due to a decrease in the average volume of our time and demand deposits.

As of December 31, 2015, the balance of our compulsory deposits increased 7.6%, from R$50,925 million as of December 31, 2014 to R$54,792 million as of December 31, 2015, mainly due to an increase in compulsory deposit requirements of time deposits.

Sources of additional liquidity

In certain limited circumstances, we may obtain emergency funds from the Central Bank through a transaction referred to as "redesconto." A redesconto is a loan from the Central Bank to a financial institution, which is guaranteed by government securities owned by the financial institution. The amount of government securities held by the financial institution as trading assets limits the amount of the redesconto transaction. We have never obtained funds from the Central Bank through "redesconto" transactions for liquidity purposes. As of December 31, 2015, we had R$93,833 million available in government securities as financial assets held for trading that could be used for this purpose.

Cash flow

In 2015, 2014 and 2013, our cash flow was primarily affected by our business strategy and alterations in the Brazilian economic environment. The following table shows the principal variations in cash flows during the periods indicated:

For the year ended December 31,	R$ in thousands
	2015	2014	2013
Net cash provided by (used in) operating activities	(61,354,165)	80,799,123	98,492,798
Net cash provided by (used in) investing activities	(11,961,302)	(3,443,356)	(23,186,678)
Net cash provided by (used in) financing activities	12,994,265	8,999,501	(6,375,062)
Net increase (decrease) in cash and cash equivalents	(60,321,202)	86,355,268	68,931,058

2015

In 2015, we had a net decrease of R$60,321 million in cash and cash equivalents due to net cash from operating activities, in the amount of R$61,354 million; and investing activities, in the amount of R$11,961 million. These decreases were partially offset by net cash provided by our financing activities, in the amount of R$12,994 million.

In 2015, cash used in our operating activities resulted primarily from an increase in: (i) financial assets held for trading in the amount of R$80,159 million; and (ii) loans and advances to customers in the amount of R$95,026 million. These events were partially offset by: (i) net decrease in funds from financial institutions in the amount of R$40,279 million; (ii) receipt/payment of interest, in the net amount of R$23,901 million; (iii) a decrease in financial liabilities held for trading, in the amount of R$16,030 million; and (iv) the variation of technical provisions for insurance and pension plans, in the amount of R$28,286 million.

The cash used in our investing activities resulted principally from: (i) the net acquisition/disposal of financial assets available for sale, in the amount of R$22,007 million; and (ii) the acquisition of property, equipment and intangible assets in the amount of R$4,154 million. These events were partially offset by interest received in the amount of R$13,033 million.

The cash generated by our financing activities principally resulted from: (i) funds from securities issued in the amount of R$68,385 million; and (ii) issuance of subordinated debt, in the amount of R$11,304 million. These events were partially offset by the: (i) payment of funds from securities issued in the amount of R$49,218 million; (ii) payments of interest on equity and dividends in the amount of R$5,008 million; (iii) interest paid, in the amount of R$11,094 million; and (iv) payment of subordinated debt, in the amount of R$1,271 million.

134 Form 20-F – December 2015

5.B. Liquidity and Capital Resources
Form 20-F

2014

In 2014, we had a net increase of R$86,355 million in cash and cash equivalents due to net cash from operating activities, in the amount of R$80,799 million and from financing activities, in the amount of R$9,000 million. These increases were impacted by net cash being used for our investing activities, in the amount of R$3,443 million.

In 2014, cash from our operating activities resulted primarily from: (i) decrease in loans and advances to banks in the amount of R$19,562 million; (ii) net increase in funds from financial institutions and customers in the amount of R$63,358 million; (iii) receipt/payment of interest, in the net amount of R$22,073 million, (iv) a decrease in financial assets held for trading, in the amount of R$14,690 million; and (v) the variation of technical provisions for insurance and pension plans, in the amount of R$24,008 million. These events were partially offset by an increase in loans and advances to customers in the amount of R$88,723 million.

The cash used in our investing activities resulted primarily from: (i) the disposal and acquisition of financial assets available for sale, in the net amount of R$11,183 million; and (ii) the acquisition of property, equipment and intangible assets in the amount of R$2,830 million. The aforementioned events were partially offset by interest received in the amount of R$9,143 million.

The cash from our financing activities primarily resulted from funds from securities issued in the amount of R$53,526 million. This event was partially offset by: (i) payments of funds from securities issued in the amount of R$32.578 million; (ii) payments of interest on equity and dividends in the amount of R$3,925 million; (iii) interest paid, in the amount of R$4,704 million; and (iv) payments of subordinated debt, in the amount of R$2,706 million.

2013

In 2013, we had a net increase of R$68,931 million in cash and cash equivalents due to net cash from operating activities, in the amount of R$98,493 million. This increase was caused by net cash being used for our investing activities, in the amount of R$23,187 million and in our financing activities, in the amount of R$6,375 million.

In 2013, cash from our operating activities resulted primarily from: (i) decrease in loans and advances to banks in the amount of R$87,999 million; (ii) net increase in funds from financial institutions and customers in the amount of R$57,119 million; and (iii) receipt/payment of interest, in the net amount of R$22,143 million. These events were partially offset by an increase in loans and advances to customers in the amount of R$95,688 million.

The cash used in our investing activities resulted primarily from: (i) the disposal and acquisition of financial assets available for sale, in the net amount of R$26,434 million; and (ii) the acquisition of property, equipment and intangible assets in the amount of R$3,696 million. The aforementioned events were partially offset by interest received in the amount of R$4,720 million.

The cash used in our financing activities primarily resulted from (i) the payment of funds from securities issued in the amount of R$38,525 million; (ii) payments of interest on equity and dividends in the amount of R$4,363 million; (iii) interest paid, in the amount of R$5,923 million; and (iv) the payment of subordinated debt, in the amount of R$1,762 million. The aforementioned events were partially offset by the cash generated by funds from securities issued in the amount of R$43,567 million.

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

The first measure requires financial institutions to strengthen their capital levels. Common equity primarily comprises share capital (non-redeemable non-cumulative common and preferred shares), plus retained earnings, less amounts related to regulatory adjustments (tax credits, goodwill paid on acquisition of investments and deferred fixed assets, among others). After allowing for all deductions, Basel III will require banks to hold: (i) a common equity ratio of at least 4.5%; (ii) a Tier I capital ratio of at least 6.0%; and (iii) a minimum total capital ratio of 8.0%.

In January 2011, the Basel Committee on Banking Supervision (“BCBS”) published a document known as the "January 13 Annex" in which it extended Basel III rules with additional requirements applicable to Tier 1 and 2 Capital. Under the January 13 Annex rules, a capital instrument issued by a bank must include a provision enabling the competent regulatory body to either cancel this instrument, or convert it to common shares on the occurrence of a "trigger event." A "trigger event" is whichever of the following occurs first: (i) a decision that a cancellation is necessary, without which the bank would become insolvent; and (ii) the decision to make a public capital injection, or equivalent subsidy, without which the bank would become insolvent. These additional requirements will apply to all instruments issued after January 1, 2013; otherwise, any qualified instruments issued before that date and which do not meet the additional requirements (although meeting other requirements as of the date of the issuance) will be gradually deducted from capital measurement for a period of ten years as of 2013.

135 Form 20-F – December 2015

5.B. Liquidity and Capital Resources
Form 20-F

In June 2011, the BCBS released the report “Basel III: A global regulatory framework for more resilient banks and banking systems - revised”, as an international regulatory response to the 2008 financial and banking crisis. The revised version of Basel III regulations aims at improving the quality and quantity of financial institutions capital, with the purpose of making the financial system more resilient and reducing risks and costs. This Accord reflects a continuing change towards the improvement of the prudential structure applicable to financial institutions, with the main elements being the regulatory capital and the amount of allocated capital.

Basel III recommendations stipulate altered capital requirements for counterparty credit risk, both for the standard approach and for internal risk rating based approaches (IRBs) in order to ensure inclusion of material risks in capital structure.

The Basel III Accord recommends implementation of a leverage ratio as a supplementary capital measure, to be calculated by dividing Tier I capital by total exposure. For calculating total exposure, Basel III uses accounting data net of provisions, without deducting any credit risk mitigator or deposits. As from January 2018 there is to be a minimum requirement for the leverage ratio, which was originally set at 3.0%.

Furthermore, in order to determine minimum requirements for quantitative liquidity of financial institutions, Basel III proposes two liquidity ratios: a short-term and a long-term one.

The purpose of the short-term liquidity ratio (Liquidity Coverage Ratio, or LCR) is to show that institutions have sufficient high-liquidity funds to withstand a one-month financial stress scenario. The purpose of the long-term liquidity ratio (Net Stable Funding Ratio, or NSFR) is to encourage institutions to finance their activities from more stable sources of funding. Basel III has set forth the requirement of a ratio of more than one for the LCR as from January, 2015 and the NSFR as from January, 2018.

Brazil has been a member of the BCBS since late 2009 and has adopted Basel III proposals. The Central Bank issued Notice No. 20,615/11 on preliminary guidelines and schedules for implementing recommendations on capital structure and liquidity requirements. According to this communication, the regulator intended to bring forward the implementation of several measures.

In June, 2011, CMN published Resolution No. 3,988/11, which states that the Brazilian financial institutions should implement a capital management structure compatible with the nature of their operations, the complexity of the products and services offered and their risk exposure. Capital management is defined as a continuous process of (i) monitoring and controling the financial institution’s capital, (ii) calculating the capital need in view of the risks to which the financial institution is exposed to and (iii) planning goals and capital requirements considering the strategic objectives of the institution. Financial institutions shall disclose to the general public a report describing its capital management structure at least on an annual basis.

Under the Central Bank's preliminary rules, Brazil would follow the international schedule for gradually adopting capital requirements and definitions over the coming years. The original schedule proposed by the Central Bank was planned to begin on January 2013. However, it was postponed to March 2013 and the final term for the implementation of the referred rules is January 2019.

Provisional Measure No. 608/13 enacted in February 2013, sets forth the regulatory measures that Brazil has been adopting to adhere to the recommendations of Basel III. This rule changes the provision for capital to be recognized by financial institutions, addressing presumed credit and credit securities and instruments issued by financial institutions to comprise their RC. It also states that the distribution of dividends to shareholders of financial institutions is subject to compliance with the prudential rules established by CMN.

In March 2013, the Central Bank published 4 Resolutions and 15 Circulars, by way of which it implemented the recommendations from the BCBS. In line with international recommendations and current practice, the minimum capital level was determined as a percentage of risk-weighted assets.

136 Form 20-F – December 2015

5.B. Liquidity and Capital Resources
Form 20-F

In accordance with the rules set forth by the CMN Resolution No. 4,192/13, recently amended by CMN Resolutions 4,440/15 and 4,442/15, the RC of a financial institution consists of Tier I Capital plus Tier II Capital and is used when setting its operating limits.

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

Following the recommendations of Basel III, the CMN Resolution No. 4,193/13 introduced the Additional Common Equity, comprised by the: Common Equity Conservation Buffer, Common Equity Countercyclical Buffer, and Common Equity Systemically Importance Buffer. Under this Resolution, the value of the Common Equity Conservation Buffer and the Common Equity Countercyclical Buffer will gradually increase, starting from 0.625% as from January 2016 and reaching 2.5% as from January 2019. The Common Equity Systemically Importance Buffer will gradually increase from 0.5% as from January 2017 to 2.0% as from January 2019. The Central Bank is to determine the calculation methodology for the Common Equity Countercyclical Buffer and the Common Equity Systemically Importance Buffer. As such and under Central Bank Circular No. 3,769/15, the maximum amount of the Common Equity Countercyclical Buffer must be 0.625% of risk-weighted assets, from January through December 2016.

By the end of the transitional period in 2019, the portions that comprise the Additional Common Equity (Common Equity Conservation Buffer, Common Equity Countercyclical Buffer, Common Equity Systemically Importance Buffer) will have to be at least 2.5% of risk-weighted assets. Under normal market conditions, financial institutions must hold excess capital in relation to the minimum requirements in an amount greater than additional Common Equity, as defined. Failure to comply with additional Common Equity rules will lead to restrictions affecting distribution of dividends, bonuses, earnings, profit sharing and incentive compensation geared to the performance of institutions’ managements.

Under the current rule, Brazilian financial institutions, ourselves included, must hold a capital base (Regulatory Capital) of 9.875% or more of total RWA (Basel ratio) from January 2016 to December 2016 and calculated using specific criteria determined by the Central Bank. The calculation of the Regulatory Capital is subject to various deductions, including weighting factors that vary according to the nature of the asset. As of December 31, 2015, our Basel ratio was 16.8% of total RWA, which is higher than the 11.0% level required by the Central Bank until December 2015.

The following table shows our capital positions as a percentage of total risk-weighted assets.

As of December 31,	In %
	Basel III (1) Prudential Consolidated	Basel III Financial Consolidated
	2015	2014	2013
Tier I Capital	12.7%	12.9%	12.3%
Common Equity	12.7%	12.9%	12.3%
Tier II Capital	4.1%	3.6%	4.3%
Total Ratio	16.8%	16.5%	16.6%
(1) As of January 2015, capital is calculated based on Prudential Consolidated, according to CMN Resolution 4,192/13.

The implementation of the new capital structure in Brazil began in October 2013. CMN Resolution No. 4,192/13, as amended a number of times in 2013, 2014 and 2015, which replaces CMN Resolution No. 3,444/07, provides for a new methodology to calculate Regulatory Capital. Given that this methodology requires the introduction of new adjustments, we adapted the numbers shown above demonstrating the transition from Basel II to Basel III. The ratios disclosed for December 31, 2012 have been maintained but are not directly comparable due to the change in criteria under new resolution.

In February 2015, the CMN issued Resolution 4,401/15, which came into effect in October 2015 and addresses the definition and minimum limits of the Liquidity Coverage Ratio (“LCR”), which is defined as the ratio of the reserve of high liquidity assets to the total cash outflows foreseen for a 30-day period, under stress conditions. The major purpose of this ratio is to provide for the set-up and maintenance of a minimum

137 Form 20-F – December 2015

5.B. Liquidity and Capital Resources
Form 20-F

reserve of net assets in normal market conditions, to be used to maintain the continuity of business and the stability of the financial system in periods of higher shortage or needed liquidity.

The LCR will be applied to financial institutions with total assets over R$100.0 billion or which are part of a prudential conglomerate with total assets higher than said amount. The minimum limit needs to be supervised on a daily basis by the financial institutions in periods of lack of financial stress, with a monthly calculation being admitted up to December 31, 2016.

The Central Bank Circular No. 3,748/15 on the Leverage Ratio (“LR”) came into effect in October, 2015, in response to BCBS recommendations. This ratio, in conjunction with the Total Capital Ratio, is aimed at limiting a financial institutions´ risk exposure and it also assesses leverage through the ratio between Tier I capital and book value assets plus off-balance exposure (overdraft facilities, sureties, guarantees and derivatives).

As from 2018, the BCBS is to define a required LR. The minimum current reference ratio is 3.0%.

Capital Management

The Capital Management structure aims at providing conditions to the follow-up and control of capital, thus contributing to the achievement of the strategic goals established by the Organization, through the accurate planning of the capital sufficiency. This structure comprises Executive Committees and a Non-Statutory Committee, which support the Board of Directors and the Diretoria Executiva in the decision-making process.

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

With the implementation of the capital management structure, an ICAAP was also established, providing conditions for assessing capital sufficiency. It takes into account base and stress scenarios, with a prospective vision to identify capital and contingency measures to be adopted for the respective scenarios. Information on capital sufficiency and adequacy is an important management and support tool in the decision-making process.

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

We monitor our maturity mismatches and positions and manage them within established limits. The positions are analyzed and reconsidered every second and fourth Friday of each month in the Treasury Executive Committee for the Asset and Liability Management.

138 Form 20-F – December 2015

5.B. Liquidity and Capital Resources
Form 20-F

The following table shows the maturities of our interest-earning assets and interest-bearing liabilities as of December 31, 2015 and may not reflect interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the re-pricing periods presented due to differing re-pricing dates. Variations may also arise among the different currencies in which interest rate positions are held.

December 31, 2015	R$ in thousands, except %
	Up to 30 days	31 – 180 days	181 – 360 days	1 – 5 years	Over 5 years	Indefinite	Total
Interest‑earning assets
Financial assets held for trading	1,770,700	44,092,495	64,586,993	4,048,502	3,744,058	21,713,948	139,956,696
Financial assets available for sale	15,492,144	14,989,348	14,699,465	37,119,401	26,071,346	339,472	108,711,176
Investments held to maturity	1,614	310	1,080	4,692,585	35,307,971	-	40,003,560
Assets pledged as collateral	117,735,013	4,664,281	535,117	7,948,870	13,606,640	-	144,489,921
Loans and advances to banks	25,966,200	5,125,023	2,631,802	1,893,758	3,627	-	35,620,410
Loans and advances to customers (1)	36,723,187	44,744,794	42,725,825	165,677,149	34,987,872	27,226,689	352,085,516
Central Bank compulsory deposits	50,902,471	-	-	-	-	-	50,902,471
Other assets	-	-	-	-	686,217	-	686,217
Total interest‑earning assets	248,591,329	113,616,251	125,180,282	221,380,265	114,407,731	49,280,109	872,455,967
Interest‑bearing liabilities
Deposits from banks (2)	148,907,518	65,563,266	20,681,344	51,391,187	6,552,381	-	293,095,696
Savings deposits (3)	91,878,765	-	-	-	-	-	91,878,765
Time deposits	15,960,814	11,850,391	9,485,648	42,322,414	-	-	79,619,267
Funds from securities issued	4,620,768	20,161,644	28,486,433	55,534,303	1,046,899	-	109,850,047
Subordinated debt	275,151	3,078	189,632	26,809,456	23,005,619	-	50,282,936
Insurance technical provisions and pension plans (3)	141,710,109	2,787,753	940,009	25,503,069	-	-	170,940,940
Total interest‑bearing liabilities	403,353,125	100,366,132	59,783,066	201,560,429	30,604,899	-	795,667,651
Asset/liability gap	(154,761,796)	13,250,119	65,397,216	19,819,836	83,802,832	49,280,109	76,788,316
Cumulative gap	(154,761,796)	(141,511,677)	(76,114,461)	(56,294,625)	27,508,207	76,788,316	-
Ratio of cumulative gap to total interest‑earning assets	(17.7)%	(16.2)%	(8.7)%	(6.5)%	3.2%	8.8%
(1) For indefinite operations, it refers to credit card operations;
(2) including: funding in the open market, borrowings, onlendings and interbank deposits; and
(3) Savings deposits and insurance technical provisions and pension plans are classified as up to 30 days, without considering average historical turnover.

Exchange rate sensitivity

Most of our operations are denominated in reais. Our policy is to avoid material exchange rate mismatches. However, at any given time, we generally have outstanding long-term debt denominated in and indexed to foreign currencies, principally the U.S. dollar. As of December 31, 2015 our net foreign currency liability exposure, considering off-balance-sheet derivative financial instruments, was R$33,628 million, or 37.0% of shareholders’ equity. Consolidated net foreign currency exposure is the difference between total foreign currency-indexed or -denominated assets and total foreign currency-indexed or -denominated liabilities, including off-balance-sheet derivative financial instruments.

Our foreign currency position arises mainly through our purchases and sales of foreign currencies (primarily U.S. dollars) from Brazilian exporters and importers, from other financial institutions on the interbank market, and on the spot and forward currency markets. The Central Bank regulates our maximum outstanding long and short foreign currency positions.

139 Form 20-F – December 2015

5.B. Liquidity and Capital Resources
Form 20-F

As of December 31, 2015, the composition of our assets, liabilities and equity by currency and term was as set out in the table below. Our foreign currency assets are largely denominated in reais but are indexed to foreign currencies, principally the U.S. dollar. Most of our foreign currency liabilities are denominated in foreign currencies, principally the U.S. dollar.

December 31, 2015	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Assets
Cash and balances with banks	63,786,334	8,305,430	72,091,764	11.5%
Financial assets held for trading
Less than one year	109,948,386	4,242,532	114,190,918	3.7%
From one to five years	17,239,116	-	17,239,116	-
More than five years	5,845,282	413	5,845,695	0.0%
Indefinite	22,112,153	235,567	22,347,720	1.1%
Financial assets available for sale
Less than one year	41,605,546	3,575,411	45,180,957	7.9%
From one to five years	34,259,911	2,859,490	37,119,401	7.7%
More than five years	25,209,316	862,030	26,071,346	3.3%
Indefinite	9,133,346	190,400	9,323,746	2.0%
Investments held to maturity
Less than one year	1,390	1,614	3,004	53.7%
From one to five years	4,653,107	39,478	4,692,585	0.8%
More than five years	35,307,971	-	35,307,971	-
Assets pledged as collateral	140,183,024	4,306,897	144,489,921	3.0%
Loans and advances to banks	33,251,752	2,368,658	35,620,410	6.6%
Loans and advances to customers
Less than one year	154,444,545	25,926,115	180,370,660	14.4%
From one to five years	109,250,853	18,777,156	128,028,009	14.7%
More than five years	30,922,491	5,547,304	36,469,795	15.2%
Non-current assets available for sale	1,247,104	2	1,247,106	0.0%
Investments in associates and joint ventures	5,815,325	-	5,815,325	-
Property and equipment, net of accumulated depreciation	5,476,818	27,617	5,504,435	0.5%
Intangible assets and goodwill, net of accumulated amortization	7,380,281	29,354	7,409,635	0.4%
Taxes to be offset	6,772,977	44,450	6,817,427	0.7%
Deferred income tax assets	44,008,950	1,388,929	45,397,879	3.1%
Other assets
Less than one year	15,485,474	11,303,756	26,789,230	42.2%
From one to five years	11,167,226	219,834	11,387,060	1.9%
More than five years	1,092,961	849,446	1,942,407	43.7%
Total	935,601,639	91,101,883	1,026,703,522	8.9%
Percentage of total assets	91.1%	8.9%	100.0%

140 Form 20-F – December 2015

5.B. Liquidity and Capital Resources
Form 20-F

December 31, 2015	R$ in thousands, except %
	R$	Foreign currency	Total	Foreign currency as % of total
Liabilities and Shareholders' Equity
Deposits from banks (1)
Less than one year	207,961,053	27,998,770	235,959,823	11.9%
From one to five years	43,279,403	8,111,784	51,391,187	15.8%
More than five years	5,718,277	834,104	6,552,381	12.7%
Deposits from customers
Less than one year	125,981,449	26,206,236	152,187,685	17.2%
From one to five years	40,952,435	1,369,980	42,322,415	3.2%
More than five years	-	-	-	-
Financial liabilities held for trading
Less than one year	17,967,873	1,278,968	19,246,841	6.6%
From one to five years	77,648	21,240	98,888	21.5%
More than five years	-	-	-	-
Funds from securities issued
Less than one year	49,287,663	3,981,182	53,268,845	7.5%
From one to five years	50,266,402	5,267,901	55,534,303	9.5%
More than five years	818,811	228,088	1,046,899	21.8%
Subordinated debt
Less than one year	194,031	273,830	467,861	58.5%
From one to five years	23,880,856	2,928,600	26,809,456	10.9%
More than five years	12,493,612	10,512,007	23,005,619	45.7%
Insurance technical provisions and pension plans	170,939,994	946	170,940,940	0.0%
Other provisions	15,351,099	13,218	15,364,317	0.1%
Current income tax liabilities	2,753,967	27,137	2,781,104	1.0%
Deferred income tax liabilities	772,138	-	772,138	-
Other liabilities (2)
Less than one year	62,982,435	6,240,492	69,222,927	9.0%
From one to five years	3,659,254	102,443	3,761,697	2.7%
More than five years	4,649,174	404,260	5,053,434	8.0%
Shareholders' Equity	90,914,762	-	90,914,762	-
Total	930,902,336	95,801,186	1,026,703,522	9.3%
Percentage of total liabilities and equity	90.7%	9.3%	100.0%
(1) including: funding in the open market, borrowings, onlendings and interbank deposits; and
(2) Other liabilities, whose primary components provision for contingent liabilities, are not a source of funding.

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

141 Form 20-F – December 2015

5.B. Liquidity and Capital Resources
Form 20-F

We enter into short-term derivative contracts with selected counterparties to manage our overall exposure, as well as to assist customers in managing their exposures. These transactions involve a variety of derivatives, including interest rate swaps, currency swaps, futures and options. For more information regarding these derivative contracts, see Note 20(c) to our consolidated financial statements in "Item 18. Financial Statements." As of December 31, 2015, the composition of notional reference and/or contracted values and fair values of trading derivatives held by us is presented below:

December 31, 2015	R$ in thousands
	Reference amounts
	R$	Foreign currency	Total
Derivatives
Interest rate futures contracts
Purchases	120,562,790	-	120,562,790
Sales	50,489,526	-	50,489,526
Foreign currency futures contracts
Purchases	-	34,101,616	34,101,616
Sales	-	41,360,434	41,360,434
Futures contracts - other
Purchases	33,399	-	33,399
Sales	64,681	-	64,681
Interest rate option contracts
Purchases	3,840,166	-	3,840,166
Sales	3,638,190	-	3,638,190
Foreign currency option contracts
Purchases	-	559,071	559,071
Sales	-	6,233,860	6,233,860
Option contracts - other
Purchases	28,449	-	28,449
Sales	29,345	-	29,345
Foreign currency forward contracts
Purchases	-	15,014,083	15,014,083
Sales	-	16,056,742	16,056,742
Forward contracts - other
Purchases	118,120	-	118,120
Sales	149,969	-	149,969
Swap contracts
Asset position
Interest rate swaps	91,993,544	-	91,993,544
Currency swaps	-	33,543,125	33,543,125
Liability position
Interest rate swaps	60,797,118	-	60,797,118
Currency swaps	-	11,531,242	11,531,242

Capital expenditures

In the past three years, we have made, and expect to continue to make moving forward, significant capital expenditures related to improvements and innovations in technology and the Internet designed to maintain and expand our technology infrastructure in order to increase our productivity, accessibility, cost efficiency and our reputation as a leader in technological innovation in the financial services sector. We have made significant capital expenditures for systems development, data processing equipment and other technology designed to further these goals. These expenditures are for systems and technology for use both in our own operations and by customers.

142 Form 20-F – December 2015

5.C. Research and Development, Patents and Licenses
Form 20-F

The following table shows our capital expenditures accounted for as fixed assets in the periods shown:

	R$ in thousands
	2015	2014	2013
Infrastructure
Land and buildings	55,115	36,893	65,708
Installations, properties and equipment for use	1,171,147	981,472	430,477
Security and communications systems	24,958	10,539	12,134
Transportation systems	41,982	30,150	4,421
SubTotal	1,293,202	1,059,054	512,740
Information Technology
Data processing systems	1,810,294	1,537,012	1,803,014
Financial leasing of data processing systems	587,792	519,697	615,791
SubTotal	2,398,086	2,056,709	2,418,805
Total	3,691,288	3,115,763	2,931,545

During 2015, we made investments in the amount of R$3,691 million, R$1,293 million of which were related to infrastructure and R$2,398 million to telecommunications services and data processing.

We believe that capital expenditures in 2016 through 2018 will not be substantially greater than historical expenditure levels and anticipate that in accordance with our practice during recent years, our capital expenditures in 2016 through 2018 will be funded from our own resources. No assurance can be given, however, that the capital expenditures will be made and, if made, that such expenditures will be made in the amounts currently expected.

5.C. Research and Development, Patents and Licenses

Not applicable.

5.D. Trend Information

For more information, see "Forward-looking Statements" and "Item 3.D. Risk Factors," where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

5.E. Off-balance sheet arrangements

See "Item 5.A. Operating Results – Critical accounting policies – off-balance sheet financial guarantees."

5.F. Tabular Disclosure of Contractual Obligations

See "Item 5.A. Operating Results – Critical accounting policies – Commitments and contingencies."

5.G. Safe Harbor

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Board of Directors and Board of Executive Officers

We are managed by our Board of Directors and our Board of Executive Officers. The Board of Directors establishes our corporate strategy and policies and supervises and monitors the Board of Executive Officers. In turn, the Board of Executive Officers implements the strategy and policies set by the Board of Directors and is responsible for our day-to-day management.

Our Board of Executive Officers currently comprises (i) the Diretoria Executiva and (ii) our Officers, Department Officers and Regional Officers. The Diretoria Executiva consists of one Chief Executive Officer, six Vice-Presidents, eight Managing Officers and five Deputy Officers.

143 Form 20-F – December 2015

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Our eight-member Board of Directors meets every 90 days and meets on an extraordinary basis whenever necessary. It is responsible for:

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

•      managing our day-to-day business.

Several members of our Board of Directors and the Diretoria Executiva also perform senior management functions at our subsidiaries, including BRAM, Bradesco Financiamentos, Bradesco Consórcios, Bradesco BBI, Bradesco Leasing, BEM DTVM, Bradesco Cartões, Bradesco Seguros and subsidiaries. Each of these subsidiaries has an independent management structure.

Pursuant to Brazilian law, the election of all members of our Board of Directors and Board of Executive Officers are subject to approval by the Central Bank.

We present below biographies of the current members of our Board of Directors and Diretoria Executiva:

Members of the Board of Directors:

Lázaro de Mello Brandão, Chairman: Born on June 15, 1926. Degree in Business Administration and Economics. In September 1942, Mr. Brandão was hired as a bookkeeper by Casa Bancária Almeida & Cia., the financial institution that became Banco Brasileiro de Descontos S.A. on March 10, 1943, and later became Banco Bradesco S.A. He has held a variety of positions during his banking career. In January 1963, he was elected as an Officer, and in September 1977, he was elected Vice-President. In January 1981, he assumed the position of CEO, succeeding Mr. Amador Aguiar, the founder of Bradesco. Since February 1990, he has served as the Chairman of our Board of Directors. In March 1999, he decided to step down as CEO, but has remained the Chairman of our Board of Directors. He also holds a variety of positions within the Group, such as Chairman of the Board of Trustees and CEO of Fundação Bradesco; and Chairman of the Board of Directors and CEO of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). In addition, he is the Chairman of the Board of Directors of Bradespar S.A. He has also served as CEO of the Banking Associations of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima, as Vice-President of the National Federation of Banks (FENABAN) as a Member of the Board of FEBRABAN and as Chairman of the Board of Directors of FGC and Companhia Brasileira de Securitização (CIBRASEC) and a member of the Consulting Committee of VBC Participações S.A.

Luiz Carlos Trabuco Cappi, Vice-Chairman: Born on October 6, 1951. Graduated from Faculdade de Filosofia, Ciências e Letras de São Paulo, with a graduate degree in Social Psychology at Fundação Escola de Sociologia e Política de São Paulo. He began his career at Bradesco in April 1969 and has held a variety of positions within the banking sector, being elected as Officer in 1984. On March 10, 2009 he became Chief Executive Officer. He is also Chief Executive Officer of the other Bradesco Group companies. In addition to these activities, he is Vice-Chairman of Banco Bradesco S.A., President of the Council of Representatives and Executive Board of the National Confederation of Financial Institutions (CNF), Chairman of the Board of Directors of Elo Participações S.A. and Member of the Board and Officer of FEBRABAN. He is also a Member of Fórum Brasil – Estados Unidos (organized by the Ministry of Industry, Development and Foreign Trade) and a Member of the Strategic Committee at Vale. He was the Chief Executive Officer of Bradesco Vida e Previdência, of Grupo Segurador and Chairman of the Board of Odontoprev S.A. He was also Chief Executive Officer of the Marketing and Funding Committee of the Associação Brasileira das Entidades de Crédito Imobiliário e Poupança (ABECIP), of ANAPP - Associação Nacional da Previdência Privada, of the Federação Nacional de Saúde Suplementar - FENASAÚDE, Vice-Chairman of the Board of Representatives of the National Confederation of the Financial Institutions (Confederação Nacional das Instituições Financeiras – CNF), Member of the Managing Council of ABRASCA, Member of the Board of Directors of ArcelorMittal Brasil (former Companhia Siderúrgica Belgo-Mineira), Member of the Superior Board and Vice-President of the Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização (CNSeg) and Full Member of the Association Internationale pour I’Etude de I’Economie de I’Assurance - Association de Genève, Geneva, Switzerland, and Member of the Honorable Council of Academia Nacional de Seguros e Previdência (ANSP).

144 Form 20-F – December 2015

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Denise Aguiar Alvarez, Director: Born on January 24, 1958. Ms. Alvarez received a degree in Education from São Paulo Pontific Catholic University (PUC) and received a Masters in Education from New York University, U.S. In April 1986, she was appointed to the Board of Directors of Cidade de Deus-Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and since July 1988, she has also served as an Officer. Since February 1990, Ms. Alvarez has served as a Member of our Board of Directors, and since March 2000, she has also served as a Member of the Board of Directors of Bradespar S.A. She is also a Member of the Board of Trustees and Deputy Officer of Fundação Bradesco, Member of the Board of Directors and Deputy Officer of FIMADEN and CEO of ADC Bradesco – Sports Association. In addition to these activities, she is Member of the Consulting Board of the Associação Pinacoteca Arte e Cultura – APAC, having previously held the position of Member of the Board of Directors. She is also a Member of the Deliberative Board of Museu de Arte Moderna de São Paulo - MAM, Member of the Board of Trustees of Fundação Roberto Marinho, Member of the Consulting Board of Canal Futura and Fundação Dorina Nowill para Cegos; Member of the General Board of Comunitas: Parcerias para o Desenvolvimento Solidário; and Effective Member of Associação de Apoio ao Programa Alfabetização Solidária (AAPAS). She was Member of the Deliberative Board of Fundo Social de Solidariedade do Estado de São Paulo (FUSSESP) and Chairman of the Board of Governance of the Group of Institutes, Foundations and Enterprises (GIFE). She is João Aguiar Alvarez’s sister, who is also a Director.

João Aguiar Alvarez, Director: Born on August 11, 1960. Mr. Alvarez received a degree in Agronomy from the Pinhalense Education Foundation - Manuel Carlos Gonçalves College of Agronomy and Animal Husbandry. In April 1986, he was elected to the Board of Directors of Cidade de Deus-Companhia Comercial de Participações, one of the holding companies of Banco Bradesco S.A., and since April 1988, he has served as an Officer. Since February 1990, Mr. Alvarez has been a Member of our Board of Directors and a Member of the Board of Directors of Bradespar S.A. since March 2000. He is a Member of the Board of Trustees and Deputy Officer of Fundação Bradesco and Member of the Board of Directors and Deputy Officer of FIMADEN. He is Denise Aguiar Alvarez´s brother, who is also a Director.

Carlos Alberto Rodrigues Guilherme, Director: Born on December 21, 1943. Mr. Guilherme received a Law degree from Pinhalense Education Foundation. He began his career in December 1957. Mr. Guilherme has held a variety of positions within the banking sector, such as Department Officer in March 1986, Deputy Officer in March 1998, Managing Officer in March 1999 and Member of the Board of Directors since March 2009. He is a Member of the Board of Directors of Bradesco Leasing S.A. – Arrendamento Mercantil; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A.; Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações; Officer of NCF Participações S.A., Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social. He is also a Member of the Board of Trustees and a Managing Officer of Fundação Bradesco, Member of the Board of Directors and a Managing Officer of FIMADEN and Member of the Board of Directors of Bradespar S.A. and CEO of Banco Bradesco BERJ S.A., having previously held the position of Member of the Board of Directors. He was an Officer of Banco de Crédito Real de Minas Gerais S.A. and of Credireal Leasing S.A. - Arrendamento Mercantil.

Milton Matsumoto, Director: Born on April 24, 1945. Mr. Matsumoto received a degree in Business Administration from University Center FIEO (UNIFIEO). He has been with Bradesco since September 1957, where he has held a variety of positions within the banking sector, such as Department Officer in March 1985, Deputy Officer in March 1998, a Managing Officer since March 1999 and he has been a Member of the Board of Directors since March 2011. He is a Member of the Board of Directors of Bradesco Leasing S.A. - Arrendamento Mercantil and of Bradespar S.A.; Member of the Board of Directors and Strategy Committee of BSP Empreendimentos Imobiliários S.A.; Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações; Officer of NCF Participações S.A.; Nova Cidade de Deus Participações S.A. and Top Clube Bradesco, Segurança, Educação e Assistência Social. He is also a Member of the Board of Trustees and Managing Officer of Fundação Bradesco. Member of the Board of Directors and Managing Officer of FIMADEN. He was Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A.; Member of the Board of Directors of Banco Bradesco BERJ S.A. and an Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários; the first Secretary Director of the Bank

145 Form 20-F – December 2015

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima; Alternate Member of the Board of Directors of CPM Braxis S.A. and CPM Holdings Ltd.; and Secretary Officer of the union of the credit, financing and investing companies of the State of São Paulo of the Interstate Federation of Loan, Financing and Investment Institutions (FENACREFI).

José Alcides Munhoz, Director: Born on July 23, 1948. Technical education in accounting. Mr. Munhoz began at Bradesco in October 1970, at the Santa Maria branch - RS. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as Officer in March 1989, Department Officer in January 1995, Deputy Officer in March 1998, Managing Officer in March 1999, Vice-President in January 2012 and Member of the Board of Directors in March 2014, the position he currently holds. He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco, Member of the Board of Directors and Managing Officer of FIMADEN. He is also Member of the Board of Directors of Bradespar S.A., BBD Participações S.A, Bradesco Leasing S.A. – Arrendamento Mercantil; BSP Empreendimentos Imobiliários S.A. and Cidade de Deus - Companhia Comercial de Participações, Officer of NCF Participações S.A. and Nova Cidade de Deus Participações S.A.. He was Member of Consulting Board of the Brazilian National Chapter of the International Real Estate Federation (FIABCI/BRASIL).

Aurélio Conrado Boni, Director: Born on July 19, 1951. Business Administration technician from the Technical Trade School “Campos Salles”. He began at Bradesco in February 1971. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Department Officer in December 1997, Managing Officer in December 2001, Vice-President in January 2012, and Member of the Board of Directors, position he currently holds, in March 2015. Mr. Boni is also a Member of the Board of Trustees and Managing Officer of Fundação Bradesco, Member of the Board of Directors and Managing Officer of FIMADEN. He is also Member of the Board of Directors of BBD Participações S.A., Bradespar S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil; and Officer of NCF Participações S.A. and Nova Cidade de Deus Participações S.A. He is also a Member of the Board of Directors of CPM Holdings Limited and IT Partners Ltd. and Vice-Chairman of Fidelity Processadora e Serviços S.A.. He was Vice-President of Banco Bradesco BERJ S.A. and Managing Officer of Bradesco Seguros S.A..

Members of the Diretoria Executiva:

Luiz Carlos Trabuco Cappi, CEO: Mr. Trabuco also holds the position of CEO. His experience is described in "Members of the Board of Directors."

Domingos Figueiredo de Abreu, Vice-President: Born on January 8, 1959. He received a degree in Economics from College of Economic Sciences of Mogi das Cruzes and a degree in Accounting from College of Economic Sciences and Administration of Osasco (FAC-FITO), with a postgraduate degree in Financial Administration (CEAG) from Fundação Getulio Vargas and an Executive MBA in Finance from Capital Markets Brazilian Institute – Instituto Brasileiro de Mercado de Capitais (IBMEC). Mr. Abreu began at Banco Bradesco S.A. in December 1981. He has held a variety of positions within the banking sector, such as being appointed in Bradesco as a Department Officer in June 2001, a Managing Officer in March 2002 and Vice-President in June 2009, the position he currently holds. Mr. Abreu is also a Member of the Board of Trustees and a Managing Officer of Fundação Bradesco, Member of the Board of Directors and a Managing Officer of FIMADEN. He is also the Chairman of the Board of Directors of Cielo S.A., and Member of CPM Holdings Limited Board of Directors. He was Officer of Banco BCN S.A. and Alternate Member of CPM Braxis S.A.'s Board of Directors, Board of Technical Administration; Member of the Board of Directors of IBRI – Brazilian Institute of Investor Relations, where he was formerly Vice-President and Regional Officer in São Paulo; Member of Elo Participações S.A.’s Board of Directors and Member of the Management Board of ABRASCA.

Sérgio Alexandre Figueiredo Clemente, Vice-President: Born on June 7, 1959. Graduated in Mechanical Engineering from - Pontifícia Universidade Católica de Minas Gerais (Catholic University of Minas Gerais) (PUC), with an executive MBA in Finance from IBMEC (Capital Markets Brazilian Institute) and Specialization in Finance through the Executive Management Development Program (PDG), administered by the Business Development Corporation. He attended the Advanced Management Program (PGA), administered by Fundação Dom Cabral and INSEAD. Mr. Clemente joined Banco BCN S.A. in May 1996 as Deputy Officer. In December 1997, he was elected Officer. With the acquisition of BCN, he joined the Banco Bradesco S.A. staff, having been elected Department Officer in March 2000, as the person responsible for the Corporate Department. In December 2006, he became Managing Officer, and Vice-President, in January 2012, the position he currently holds. He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco; Member of the Board of Directors and Managing Officer of FIMADEN. Also, he is Vice- Chairman of the Board of Directors of Vale S.A. and of Valepar S.A. He was an Effetive Member of the Listing Advisory Chamber of BM&FBOVESPA S.A..

146 Form 20-F – December 2015

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Alexandre da Silva Glüher, Vice-President: Born on August 14, 1960. Graduated in Accounting from Universidade Federal do Rio Grande do Sul, and in Business Administration from Universidade Luterana do Brasil (ULBRA). He attended the International Executive Program at the Wharton School - Advanced Management Program - University of Pennsylvania, U.S. He joined Banco Bradesco S.A. in March 1976 and has held a variety of positions within the banking sector, being elected Regional Officer in August 2001, Department Officer in March 2005, Deputy Officer in December 2010, Managing Officer in January 2012, and Vice-President in January 2014, the position he currently holds. He is a Member of the Board of Trustees and Managing Officer of Fundação Bradesco, and Member of the Board of Directors and Managing Officer of FIMADEN. He is also representative of Bradesco Group at ANBIMA, Vice-President and a Member of the Banking Self-Regulation Board of FEBRABAN, Vice-President and Alternate Delegate at Confederação Nacional do Sistema Financeiro (CONSIF), FENABAN, Vice-President of Instituto Brasileiro de Ciência Bancária (IBCB), Treasury Officer of the Association of Banks of the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima, Vice-Chairman of the Board of Directors of Central de Exposição a Derivativos (CED), Effective Member of the Board of Directors of Fidelity Processadora e Serviços S.A., Member of the Board of Directors of Instituto Brasil Investimentos & Negócios (BRAiN); Chairman of the Board of Câmara Interbancária de Pagamentos (CIP), and Effective Member of the Consulting Board of FGC. He was an Alternate Member of the Deliberative Council of ABECIP.

Josué Augusto Pancini, Vice-President: Born on April 14, 1960. Mr. Pancini received a degree in Mathematics from Centro Universitário da Fundação de Ensino Octávio Bastos – Feob (UNIFEOB), with a lato sensu postgraduate degree in Business Economics - Finance from Pontifícia Universidade Católica de Campinas - PUC - Campinas. He attended the Advanced Management Program (AMP) taught at the IESE Business School - University of Navarra, São Paulo. He joined Banco Bradesco S.A. in July 1976, and has held a variety of positions within the banking sector. He was elected Regional Officer in July 1997, Department Officer in July 2003, Deputy Officer in December 2010, Managing Officer in January 2012 and Vice- President in January 2014, the position he currently holds. He is a Member of the Board of Trustees and Managing Director of Fundação Bradesco and Member of the Board of Directors and Managing Director of FIMADEN. Formerly Alternate Member of the Deliberative Board of ABECIP.

Maurício Machado de Minas, Vice-President: Born on July 1, 1959. He holds a degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo – Poli/USP, and specialization in Data Communications and Software Development, and a university extension course in Finance at Wharton Business School, both in the United States. He went to the Executive Development Program at Columbia University in New York, United States. He joined Banco Bradesco S.A. in July 2009 as Managing Officer. In January 2014 he was elected Vice-President. He is a Member of the Board of Trustees and Managing Director of Fundação Bradesco and Member of the Board of Directors and Managing Director of FIMADEN, Member of the Board of Directors of Fidelity Processadora e Serviços S.A.; an Permanent Member of the Board of Directors of MPO - Processadora de Pagamentos Móveis S.A.; and Member of the Board of Directors of NCR Brasil - Indústria de Equipamentos para Automação S.A. He was Executive Vice-President and COO (Chief Operations Officer) and an Alternate Member of the Board of Directors of CPM Braxis S.A., having previously held the position of Senior Analyst with Banco Itaú, Officer of Support Services of a group of Brazilian IT companies (Eletrodigi, Flexidisk and Polymax) and President of Scopus.

Marcelo de Araújo Noronha, Vice-President: Born on August 10, 1965. Graduated in Business Administration from Universidade Federal de Pernambuco (UFPE), with a Specialization in Finance from IBMEC and the Advanced Management Program AMP at the Instituto de Estudios Empresariales (IESE), Universidade de Navarra in Barcelona. Mr. Noronha started his career in 1985 at Banco Banorte, where he worked until 1996 when he started to work as Commercial Officer with Banco Bilbao Vizcaya Argentaria Brasil S.A, currently Banco Alvorada S.A. and was promoted to Vice-President for products, trade finance, middle market and retail. In February 2004, he was elected Department Officer of Banco Bradesco S.A. He was elected Deputy Officer in December 2010 and Managing Officer in January 2012. In February 2015, he was elected Vice-President, the position he currently holds, where he is responsible for credit and debit cards payments, marketing and customer relationship management (CRM). He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. He is Vice-Chairman of the Board of Companhia Brasileira de Soluções e Serviços (“CBSS”), Member of the Board of Directors of Cielo S.A. and Elo Participações S.A., Chairman of the Board of MPO - Processadora de Pagamentos Móveis S.A.; President of ABECS, where he was previously President of the Council of Ethics and Self-Regulation and Member of the Latin America and Caribbean Advisory Council of Visa International, Vice-

147 Form 20-F – December 2015

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Chairman of Alelo. He was Member of the Board of Directors of Elo Serviços S.A. (ELO card brand) and Vice-President of BBVA Brasil.

André Rodrigues Cano, Managing Officer: Born on July 22, 1958. Graduated in Business Administration from Faculdades Metropolitanas Unidas (FMU), MBA-Controller from the Institute of Accounting, Finance and Actuarial Research (FIPECAFI, FEA-USP), and the Advanced Management Program (AMP) - Harvard Business School in Boston, U.S. Mr. Cano joined Bradesco in April 1977 and was elected Department Officer in December 2001. He was elected Officer of Banco Bradesco Financiamentos S.A. in September 2008, remaining in this position until his return to Bradesco as Department Officer in December 2009. He was elected Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is a Member of the Board of Trustees of Fundação Bradesco and the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN). He is also a Member of the Curator Council of the National Quality Foundation (FNQ) and Effective Officer of CONSIF. He was an Alternate Vice-Chairman of the Board of Directors of Fidelity Processadora e Serviços S.A. and. He was an Effective Member and Officer of the Board of Directors of TECBAN - Tecnologia Bancária S.A.; Effective Member of the Fiscal Council of Tele Celular Sul Participações S.A.; Alternate Member of the Fiscal Council of Tele Nordeste Celular Participações S.A.; and Officer of ACREFI - Associação Nacional das Instituições de Crédito, Financiamento e Investimento.

Luiz Carlos Angelotti, Managing Officer: Born on November 16, 1964. Mr. Angelotti received a degree in Accounting and Actuarial Sciences from the School of Economics and Business Administration, Universidade de São Paulo (FEA-USP) and in Law from Centro Universitário FIEO (UNIFIEO), with an MBA in Finance from Instituto de Ensino e Pesquisa (Insper). He also attended the Executive Development Program (EDP) and the Advanced Management Program (AMP) at the University of Chicago Booth School of Business. He joined Banco Bradesco S.A. in November 1987, and was elected Department Officer in March 2002, Deputy Officer in December 2010 and Managing Officer, the position he currently holds, in January 2012. He is also Investor Relations Officer. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. He is a Member of the Management Board of ABRASCA. He was an Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social and an Alternate Member of the Board of Directors of Integritas Participações S.A.

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

André Marcelo da Silva Prado, Managing Officer: Born on December 6, 1961. Graduated in Production Engineering from Universidade Federal do Rio de Janeiro and holds an MBA in Finance from IBMEC. He attended the Senior International Bankers Course, at The International Centre for Banking and Financial Services (Manchester Business School) in Manchester, England, the Wharton Executive Development Program, at The Wharton School (University of Pennsylvania) in Philadelphia, U.S. and the Advanced Management Programme, at INSEAD, in Fointainebleau, France. He joined Banco Boavista Interatlântico S.A. in May 1997 as Executive Manager and reached the position of Officer there. He moved to Banco Bradesco S.A. as Executive Superintendent in March 2001. He was elected Department Officer in December 2009, Deputy Officer in January 2012 and Managing Officer in January 2014, the position he currently holds. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of the Institute of Diseases of the Digestive System and Nutrition (FIMADEN).

Altair Antônio de Souza, Managing Officer: Born on March 26, 1961. Degree in Law from Universidade Bandeirante de São Paulo (UNIBAN). He started his career with Banco Bradesco S.A. in July 1975, was elected Officer in August 1998, and Department Officer in January 2009. He was elected Deputy Officer in January 2012 and Managing Officer in February 2015, the position he currently holds. He is a Member of the Board of Trustees of Fundação Bradesco and a Member of the Board of Directors of FIMADEN. He is also Vice-Chairman, Officer and Effective Member of the Deliberative Board of ABECIP, Full Member of the Board of the São Paulo Industrial Employers Association (Centro das Indústrias do Estado de São Paulo, CIESP), Effective member of the Board of Directors of CIBRASEC, Alternate Member of the Managing Board of the Fundo Garantidor Habitacional (CGFGH) and Member of the Consulting Board of the Brazilian Section of the Federação Internacional das Profissões Imobiliárias (FIABCI-Brasil). Former CEO and Vice-President of the Association of Banks of the State of Bahia.

148 Form 20-F – December 2015

6.A. Board of Directors and Board of Executive Officers
Form 20-F

Denise Pauli Pavarina, Managing Officer: Born on April 14, 1963. Degree in Economics from Faculdade Armando Alvares Penteado (FAAP) and Law from Universidade Paulista (UNIP), with an Executive MBA in Finance from Insper. She started her career in March 1985, with Banco Bradesco de Investimento S.A. a financial institution that was absorbed by Banco Bradesco S.A. in November 1992. At Bradesco, she held the positions of Underwriting Manager and Department Manager of Portfolio Management. She was promoted to the position of Executive Superintendent in September 1996, and elected Department Officer in January 2001. She was elected Officer of Banco Bradesco BBI S.A. in June 2006, and Managing Officer in January 2007, remaining until December 2009, when she returned to Bradesco, and was elected Department Officer. She was elected Deputy Officer in January 2012 and Managing Officer in February 2015, the position she currently holds. She is also a Managing Officer of BRAM, having previously held the position of Superintendent Officer. She is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. In addition to these activities, she is the President of ANBIMA, Vice-chairman of the Board of Directors of 2bCapital S.A., Member of the Investment Committee of NEO Capital Mezanino Fundo de Investimento em Participações, Member of Comitê Nacional de Educação Financeira - CONEF, Member of the Council of Representatives of CNF, Member of the Board of Directors of Instituto BRAiN - Brasil Investimentos & Negócios, and Member of the Board of Directors and Member of the BMF&BOVESPA Consulting Committee for the Intermediation Industry. She was formerly Member of the Board of Directors of Cielo S.A., Bica de Pedra Industrial S.A., Companhia Siderúrgica Belgo-Mineira, CPM Braxis S.A., Latasa S.A., and São Paulo Alpargatas S.A.; Alternate Member of the Board of ABRASCA; Member of the Consulting Board of the Brazilian Association of Brokers and Dealers in Securities, Foreign Exchange and Commodities (ANCORD); Officer of UGB Participações S.A.; and Officer for Institutional Relations and Director of the Association of Capital Market Investment Analysts (APIMEC) in São Paulo.

Moacir Nachbar Junior, Managing Officer: Born on April 5, 1965. Holds a degree in Accounting with a lato sensu postgraduate degree in Financial Management from Faculdade Campos Salles, and an MBA-Controller from the Institute of Accounting, Finance and Actuarial Research (FIPECAFI, FEA-USP) and Tuck Executive Program from Tuck School of Business at Dartmouth, in Hanover, Nova Hampshire – EUA. He began his career with Banco Bradesco S.A. in June 1979. In March 2005, he was elected Department Officer. He was elected Deputy Officer in January 2012 and Managing Officer in February 2015, the position he currently holds. He is a Member of the Board of Trustees of Fundação Bradesco and Member of the Board of Directors of FIMADEN. He also is an Alternate Member of the Board of Directors of ABRASCA and Alternate Member of the Consulting Board of FGC, Member of the Board of Directors of Valepar, Alternate Member of the Board of Directors and Member of the Controlling Committee of Vale S.A.. He was an Officer and Effective Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado, a multi-sponsor pension fund and an Alternate Member of the Board of Directors of Fidelity Processadora e Serviços S.A., and Alternate Member of the Fiscal Council of Top Clube Bradesco, Segurança, Educação e Assistência Social.

Octavio de Lazari Junior, Managing Officer: Born on July 18, 1963. Degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco and took specialization courses in Financial and Marketing Strategies at FEA/USP, Financial Management from FGV and Strategies in Finance from Fundação Dom Cabral. He attended the Advanced Management Program (AMP) taught at the IESE Business School - University of Navarra, São Paulo. He joined Banco Bradesco S.A. in September 1978. He was promoted to the position of Executive Deputy Officer~~,~~ in January 2012 and Managing Officer in February 2015, the position he currently holds. He is a Member of the Board of Trustess of Fundação Bradesco and a Member of the Board of Directors of FIMADEN. He is also a Member of the Council of Representatives of the Brazilian Confederation of Financial Institutions - CNF; Officer of Real Estate Credit and Savings and Vice-Chairman of the Committee on Governance of Portability of Credit Operations of FEBRABAN; Full Member of the Board of Directors of CIP, Member of the Consulting Board of the Brazilian chapter of the International Federation of Real Estate Professions (FIABCI/ BRASIL) and an Alternate Officer of Únion Interamericana para la Vivienda (Uniapravi). He was Chairman and Officer of ABECIP and Full Member of the Board of Directors of CIBRASEC.

Cassiano Ricardo Scarpelli, Deputy Officer: Born on July 28, 1968, Mr. Scarpelli holds a degree in Economics from Faculdade de Ciências Econômicas e Administrativas de Osasco and attended the

149 Form 20-F – December 2015

6.A. Board of Directors and Board of Executive Officers
Form 20-F

International Executive Program at Queen's School of Business - Queen's Executive Program, in Ontario, Canada. He joined Bradesco in June 1984, as an office boy. In February 2001, he was promoted to Executive Superintendent. In March 2007, he was elected Department Officer and, in February 2015, Deputy Officer, the position he currently holds. He is a Member of the Board of Trustees of Fundação Bradesco and of the Board of Directors of FIMADEN. He is also a Member of the Câmara Consultiva de Renda Fixa, Câmbio e Derivativos of BM&FBOVESPA and Chairman of the Conselho de Regulação e Melhores Práticas de Negociação de Instrumentos Financeiros of ANBIMA, having previously held the following positions: Vice-President of the Regulation and Best Practices Board for Qualified Services to the Capital Market, and Alternate Member of the Qualified Services to the Capital Market Commission. He was a Member of the Board of Directors of Bica de Pedra Industrial S.A., CP Cimento e Participações S.A., Iochpe-Maxion S.A., Latasa S.A., Tecnologia Bancária S.A. and Tigre S.A. - Tubos e Conexões, Effective Member of the Fiscal Council of Bradespar S.A., First Alternate Member of the Fiscal Council of Boavista Prev - Fundo de Pensão Multipatrocinado, Alternate Member of the Board of Directors of São Paulo Alpargatas S.A., Officer of BEM - DTVM, BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda and of UGB Participações S.A..

Eurico Ramos Fabri, Deputy Officer: Born on September 29, 1972, Mr. Fabri holds a degree in Economic Sciences from Universidade Estadual de Campinas (UNICAMP), with an Executive MBA in Finance from Insper, STC Executive from Fundação Dom Cabral in partnership with Kellogg Graduate School of Management and attended the Advanced Management Program (AMP) at Harvard Business School - Boston – U.S. In February 2008, he joined Banco Finasa S.A., a financial institution acquired by Banco Finasa BMC S.A. (currently Banco Bradesco Financiamentos S.A.), as an Officer, remaining until December 2009. In December 2010, he was elected Officer of Banco Bradesco S.A., in January 2012, Department Officer and, in February 2015, Deputy Officer, the position he currently holds. He is a Member of the Board of Directors of FIMADEN. He is also a Member of the Board of Directors of Cielo S.A., Companhia Brasileira de Soluções e Serviços and Elo Participações S.A., and he is an Alternate Member of the Board of Directors of Fidelity Processadora e Serviços S.A.. He was an Officer at Finasa Promotora de Vendas Ltda. from July 2008 to April 2011.

Marlene Morán Millan, Deputy Officer: Born on September 14, 1963, Ms. Milan holds a degree in Social Sciences from Faculdade de Filosofia Nossa Senhora Medianeira with an MBA in Financial and Marketing Strategies from Fundação Instituto de Administração (FIA/USP) and a lato sensu postgraduate degree - MBA in Finance from Insper. She attended the Advanced Management Program at Fundação Dom Cabral, the Advanced Management Program (AMP) at IESE Business School - University of Navarra - São Paulo, SP, and the following international executive programs: Executive Education Program from New York Trend Consulting - New York, U.S.; Authentic Leadership Development from Harvard Business School - Boston, U.S.; AMP - Advanced Management Program from Harvard Business School - Boston, U.S.; Macroeconomics for Executives from Massachusetts Institute of Technology - Boston, U.S.; Strategy in a Global World from Massachusetts Institute of Technology - Boston, U.S.; and Leadership at the Peak from Center for Creative Leadership - Colorado Springs, U.S. She joined Banco Bradesco S.A. in September 1979, and in February 2001, she was promoted to the position of Executive Superintendent. In March 2007, she was elected Department Officer and, in February 2015, Deputy Officer, the position she currently holds. She is a Member of the Board of Trustees of Fundação Bradesco and a Member of the Board of Directors of FIMADEN. She is also a Sector Officer of International Business and a Member of the Banking Self-Regulation Board of FEBRABAN.

Renato Ejnisman, Deputy Officer: Born on February 12, 1970, Mr. Ejnisman holds a degree in Physics from Universidade São Paulo (USP). He obtained a Master’s degree in Nuclear Physics from Universidade São Paulo - USP and a Doctoral degree in Physics from the University of Rochester, New York, USA. In April 1999, he began his career in the financial market at Bank of America, where he worked until February 2007, with a short spell at Bank Boston during this period. In February 2007, he joined Banco Bradesco BBI S.A., as an Executive Superintendent. In April 2008, he was elected Officer and, in February 2011, Managing Officer and General Officer in April 2015, position he currently holds at Bradesco BBI. Since February 2015, he has been a Deputy Officer of Banco Bradesco S.A. In addition to these activities, he is the President of ANBIMA’s Regulation and Best Practices Board for the Capital Market. He was: Chief Executive Officer of Bradesco Corretora, Ágora Corretora de Títulos e Valores Mobiliários S.A. and Ágora Educacional Ltda., a Member of the Board of Directors of Bradesco Securities Hong Kong Limited., Bradesco Securities UK Limited and Bradesco Securities, Inc. He was also an Alternate Member of the Board of Directors of ABRASCA and an Effective Member of the Listing Advisory Chamber of BM&FBOVESPA S.A.

Walkiria Schirrmeister Marchetti, Deputy Officer: Born on November 1, 1960, Ms. Marchetti holds a degree in Mathematics from Faculdade de Ciências e Letras Teresa Martin, with a specialization in System Analysis from Instituto Presbiteriano Mackenzie and a lato sensu postgraduate degree - MBA Banking from FIA. He attended International Executive Programs at the Wharton School - Strategic Thinking and Management for Competitive Advantage Program - Pennsylvania - U.S.; Columbia Business School - Columbia Senior Executive Program - New York - U.S.; and Harvard Business School - Negotiation and Competitive Decision Making - Boston - U.S. She joined Banco Bradesco S.A. in May 1981. In September 1998, she was promoted to the position of Executive Superintendent. In March 2007, she was elected Department Officer and, in February 2015, Deputy Officer, the position she currently holds. She is a Member of the Board of Trustees of Fundação Bradesco and a Member of the Board of Directors of FIMADEN. He is also an Alternate Member of the Board of Directors of Fidelity Processadora e Serviços S.A.

150 Form 20-F – December 2015

6.B. Compensation
Form 20-F

6.B. Compensation

The maximum global compensation of our members of the Board of Directors and Board of Executive Officers are established at the Annual General Shareholders' Meetings, These bodies comprise our Executive Officers, Department Officers, Regional Officers and Officers of our subsidiaries. In 2015, our shareholders set the global compensation for the Board of Directors and Board of Executive Officers of Bradesco and its subsidiaries at R$349.9 million.

In 2015, our Directors, our Board of Executive Officers and Officers of our subsidiaries received aggregate compensation of R$309.9 million for their services. Part of the management´s compensation is variable. The current compensation policy mandates that 50.0% of the net variable compensation amount is meant for the acquisition of our preferred shares to be paid in three annual sequential installments. The first installment is due a year after the payment date. This policy complies with CMN Resolution No. 3,921/10, which regulates compensation policies for senior management of financial institutions.

Our Directors, our Board of Executive Officers and Officers of our subsidiaries have the right to participate in the same pension plans available to all our employees. In 2015, we contributed R$311.7 million to pension plans on behalf of our Directors, members of our Board of Executive Officers and of our subsidiaries.

6.C. Board Practices

Our shareholders elect the members of our Board of Directors at the annual general shareholders’ meeting for one-year terms and members may be re-elected for consecutive terms. The Board of Directors appoints the members of our Board of Executive Officers for one-year terms, which can also be extended for consecutive terms.

In addition to this requirement, another condition, included in our Bylaws, remains in force to become a member of our Diretoria Executiva, a person must have worked for us or our affiliates for a minimum of 10 consecutive years. The Board of Executive Officers, besides the Executive Officers, consists of 40 Department Officers, 6 Officers and 16 Regional Officers. Department Officers, Officers and Regional Officers direct the business of each of our various divisions and branches and report to the Diretoria Executiva. To become a Department Officer, Officer or Regional Officer, a person must be an employee or manager at Bradesco or one of our affiliates. Our Board of Directors may, for up to 25.0% of the members of our Board of Executive Officers, waive the fulfillment of certain requirements for their appointment, as follows:

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

Fiscal Council

Under Brazilian law, corporations may have a "Conselho Fiscal," or Fiscal Council, an independent corporate body with general monitoring and supervision powers and shall have from three to five effective members and the same number for alternates. As from the Annual Shareholders’ Meeting held in March 2015, our Bylaws require our Fiscal Council to be a permanent corporate body.

151 Form 20-F – December 2015

6.C. Board Practices
Form 20-F

Our Fiscal Council has five full members (Domingos Aparecido Maia, José Maria Soares Nunes, Ariovaldo Pereira, Luiz Carlos de Freitas and João Carlos de Oliveira) and five alternates (Renaud Roberto Teixeira, Jorge Tadeu Pinto de Figueiredo, Nilson Pinhal, João Batistela Biazon and Oswaldo de Moura Silveira) all of whom were elected in March 2016 for a one-year term that will expire in March 2017. In accordance with Brazilian Corporate Law, our Fiscal Council has the right and obligation to, among other things:

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

•      changes in our social capital;

•      issuances of debentures or rights offerings entitling the holder to subscribe for equity;

•      investment plans and capital expenditure budgets;

•      distributions of dividends; and

•      transformation of our corporate form and corporate restructuring, as takeovers, mergers and spin-offs.

•      inform our Management of any error, fraud, or misdemeanor detected and suggest measures management should take in order to protect our main interests. If our Management fails to take the measures required to protect the company's interests, they are required to inform the shareholders’ meeting of these facts; and

•      call general shareholders' meetings if Management delays the general shareholders' meeting for more than one month and call special shareholders' meetings in case of material or important matters.

Board Advisory Committees
Board Committees

Our shareholders approved, at the special shareholders' meeting held in December 2003, the creation of the Audit Committee, the Internal Control and Compliance Committee and the Compensation Committee. At the special shareholders' meeting held in March 2006, our shareholders approved the transformation of the Ethics Committee into a statutory committee. At the special shareholders' meeting held in March 2008, our shareholders approved the creation of the Integrated Risk Management and Capital Allocation Committee. At the Special Shareholders’ Meeting held in March 2013, the Shareholders resolved to exclude from the Bylaws Articles 22, 24 and 25, which dealt, respectively, with organizational components of the Internal Controls and Compliance Committee, the Ethics Committee and Integrated Risk Management and Capital Allocation Committee, reflecting the proposal presented by the Executive Committee of Corporate Governance, assessed by the Board of Directors, to maintain in the Bylaws only those committees whose characterization as statutory is required by legal norms, giving greater speed to the process of managing the committees subordinated to the Board of Directors. Thus, only the Audit Committee and the Compensation Committee remain as statutory roles, which should not be construed as a weakening of the corporate governance structure, as the Board of Directors will maintain these committees under its structure, which removal from the Bylaws was approved.

152 Form 20-F – December 2015

6.C. Board Practices
Form 20-F

Audit Committee – Pursuant to our Bylaws and to Central Bank regulations since April 2004, we have appointed members of the Audit Committee, which may comprise 3 to 5 members, each of whom serves a term that can be renewed, in successive appointments, up to a limit of five years, as of the date the member first takes office. Up to one third of the Audit Committee’s members may be re-elected for a further five other terms of office. Our Audit Committee members are appointed by, and may be replaced by, the Board of Directors. The current members of the committee are Milton Matsumoto, the committee’s coordinator, Osvaldo Watanabe, a member with no specific designation, and Paulo Roberto Simões da Cunha, the Audit Committee financial expert. Milton Matsumoto is also a member of the Board of Directors.

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

153 Form 20-F – December 2015

6.C. Board Practices
Form 20-F

The responsibilities of the Audit Committee include:

•      establishing its own rules of operation;

•      recommending to the Board of Directors, which outside firm should be hired to provide independent audit services, the amount of compensation such firm should receive and providing recommendations as to substitute auditors;

•      previously analyzing plans to retain our independent auditor for services other than auditing financial statements, from the point of view of compliance with rules on independent status;

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

Compensation Committee –The Compensation Committee has three to seven members, all of whom are members of our Board of Directors with terms of office of one year, and according to the provisions set forth in CMN Resolution No. 3,921/10, should have at least one non-management member. Members are appointed by and may be replaced by the Board of Directors. The committee's primary responsibility is to advise the Board of Directors in the coordination of the Management compensation policy.

Other Board Advisory Committees

Internal Control and Compliance Committee – The Internal Control and Compliance Committee is comprised of at least five members. All members are formally appointed and may be replaced by the Board of Directors, including its Coordinator. The committee's primary responsibility is to assist the Board of Directors with the performance of its duties related to the adoption of strategies, policies and measures governing internal controls, mitigation of risks, and compliance with the rules applicable to our group.

Ethics Committee – The Ethics Committee is composed of at least five members. All members are formally appointed and may be replaced by the Board of Directors, including its Coordinator. The committee's primary responsibility is to propose actions to ensure the enforcement of our group’s Corporate and Sector Codes of Ethics, and of the corporate policies, especially the Corporate Anticorruption Policy, so that they remain effective.

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

Sustainability Committee – The Sustainability Committee is composed of at least five members, all formally nominated and may be replaced by the Board of Directors, including its Coordinator. The committee’s purpose is to advise the Board of Directors in the performance its tasks related to fostering sustainability strategies, including the establishment of corporate guidelines and actions and reconciling economic development issues with those of socioenvironmental responsibility.

154 Form 20-F – December 2015

6.D. Employees
Form 20-F

Ombudsman

At the special shareholders' meeting held in August 2007, our shareholders formalized the creation of the Ombudsman. Previously the Company had an informal Ombudsman. The Ombudsman works on behalf of all the institutions within the Organization, authorized to operate by the Central Bank. There is one (1) Ombudsman, with a one-year (1) term. The Ombudsman is appointed and may be dismissed by the Board of Directors.

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

•      informing claimants of the waiting time for a final answer, which should not exceed ten days;

•      sending a conclusive answer to the claimant's demand until expiration of the above waiting time;

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

The CMN Resolution No. 4,433/15 amended certain rules related to the operation of the ombudsman of financial institutions. These rules will be fully effective in June 2016.

According to our Bylaws and in order to comply with the rules of the Central Bank, in March 2016, Nairo José Martinelli Vidal Júnior was appointed by the Board of Directors as an Ombudsman, until the first Extraordinary Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting of 2017.

6.D. Employees

As of December 31, 2015, we had 92,861 employees, of which 80,726 were employed by us and 12,135 were employed by our subsidiaries, as compared to 95,520 employees as of December 31, 2014 and 100,489 employees as of December 31, 2013.

155 Form 20-F – December 2015

6.E. Share Ownership
Form 20-F

The following table sets forth the number of our employees and a breakdown of employees by main category of activity and geographic location as of the dates indicated:

December 31,	2015	2014	2013
Total number of employees	92,861	95,520	100,489
Number by category of activity
Banking
Bradesco	80,726	82,011	83,900
Insurance activities	6,556	6,605	5,856
Pension plan activity	475	508	1,527
Other categories	5,104	6,396	9,206
Number by geographic location
Cidade de Deus, Osasco	11,603	11,826	12,749
Alphaville, Barueri	1,593	1,646	1,652
São Paulo	16,296	16,699	17,957
Other locations in Brazil	63,127	65,094	67,853
International	242	255	278
Note: As from December 31, 2014, figures do not comprise Scopus Tecnologia Ltda. (2,431 employees), as a result of the strategic partnership with IBM.

Our part-time employees work 6 hours a day, while our full-time employees work 8 hours a day, both in a five-day workweek. We had 26,159 part-time employees and 66,702 full-time employees as of December 31, 2015 compared to 27,798 part-time employees and 67,722 full-time employees as of December 31, 2014, and 31,615 part-time employees and 68,874 full-time employees as of December 31, 2013.

We generally hire our employees at the entry level, and encourage them to remain with us throughout their careers. All employees are entitled, through internal hiring process, to fill new positions, including those in Middle Management, senior and managerial positions.

As of December 31, 2015, approximately 61.0% of our employees were associated with one of the labor unions that represent bank or insurance employees in Brazil. We maintain good relations with our employees as well as with their respective labor unions, which we believe is owing mostly to our policy of appreciating staff and having transparent relationships. We are party to two collective bargaining agreements: (i) one relating to our banking employees; and (ii) the other to our insurance sector employees.

We offer our employees benefits which include our health and dental plans enabling beneficiaries to choose their doctors, hospitals and dentists anywhere in Brazil, retirement and pension plans, and life and accident insurance with varying coverages. We also have an employee support program – called “Lig Viva Bem,” offering 24-hour support and making available 100% confidential free-of-charge telephone calls. The team is composed of psychologists, social workers and other specialized professionals guiding and supporting employees and their dependents in relation to personal, professional, familiar, legal, nutritional and affective issues. These benefits are available regardless of an employee's position. Currently, 41.0% of our employees participate in our pension plan Bradesco Vida e Previdência. In accordance with our collective bargaining agreement, we also offer our employees profit-sharing compensation plans.

Through Universidade Corporativa Bradesco - UniBrad (Bradesco Corporate University), whose mission is to provide professional education and social mobility, we offer development solutions and training to our employees and collaborators. In 2015, we invested R$145.1 million in professional training with a total of more than 900 thousand participations.

6.E. Share Ownership

As of December 31, 2015, the members of our Board of Directors and Board of Executive Officers indirectly held 3.1% of our voting capital and 1.6% of our total capital stock, in aggregate, through a company called BBD Participações S.A., or "BBD." In addition, some of our directors and executive officers directly hold shares of our capital stock. However, as of December 31, 2015, none of our directors and executive officers individually owned, directly or indirectly, more than 1.0% of any class of our shares.

156 Form 20-F – December 2015

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Form 20-F

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

As of December 31, 2015, our capital stock was composed of 2,524,364,555 common shares (3,669,932 treasury shares) and 2,524,364,292 preferred shares (15,583,262 treasury shares), with no par value.

For information on shareholders' rights and our dividend distributions, see "Item 8.A. Consolidated Statements and Other Financial Information – Policy on dividend distributions" and "Item 10.B. Memorandum and Articles of Association – Organization – Allocation of net income and distribution of dividends."

The following chart illustrates our capital ownership structure as of December 31, 2015:

BBD (MANAGEMENT/ EMPLOYEES)
53.70% COMMON
26.07% TOTAL
NOVA CIDADE DE DEUS
FUNDAÇÃO BRADESCO
46.30% COMMON
100.00% PREFERRED
73.93% TOTAL
45.05% COMMON
45.05% TOTAL
AGUIAR FAMILY
21.64% COMMON
21.64% TOTAL
CIDADE DE DEUS
33.31% COMMON
33.31% TOTAL
48.45% COMMON
0.02% PREFERRED
24.29% TOTAL
25.13% COMMON
100.00% PREFERRED
60.41% TOTAL
74.72% COMMON
39.51% TOTAL
MARKET
BANK OF TOKIO MITSUBISHI – UFJ (MUFG)
NCF
0.15% COMMON
0.08% TOTAL
23.55% COMMON
97.73% PREFERRED
60.56% TOTAL
2.50% COMMON
1.25% TOTAL
8.43% COMMON
2.25% PREFERRED
5.35% TOTAL
17.07% COMMON
8.55% TOTAL
BRADESCO

157 Form 20-F – December 2015

7.A. Major Shareholders
Form 20-F

The following table shows the direct ownership of our outstanding common and preferred shares as at March 10, 2016. Shareholders mentioned, except for the members of our Diretoria Executiva or our Board of Directors, directly hold five percent or more of our securities with voting rights:

Shareholder	Number of shares, except %
	Number of common shares	Common shares as a percentage of outstanding shares	Number of preferred shares	Preferred shares as a percentage of outstanding shares	Total Number of shares	Total shares as a percentage of outstanding shares
Cidade de Deus Participações	1,221,202,032	48.5%	607,816	0.0%	1,221,809,848	24.3%
Fundação Bradesco(1)	430,162,833	17.1%	-	-	430,162,833	8.6%
NCF Participações	212,567,159	8.4%	56,341,541	2.2%	268,908,700	5.3%
Subtotal	1,863,932,024	74.0%	56,949,357	2.3%	1,920,881,381	38.2%
Members of the Board of Directors
Lázaro de Mello Brandão	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Trabuco Cappi	(*)	(*)	(*)	(*)	(*)	(*)
Denise Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
João Aguiar Alvarez	(*)	(*)	(*)	(*)	(*)	(*)
Carlos Alberto Rodrigues Guilherme	(*)	(*)	(*)	(*)	(*)	(*)
Milton Matsumoto	(*)	(*)	(*)	(*)	(*)	(*)
José Alcides Munhoz	(*)	(*)	(*)	(*)	(*)	(*)
Aurélio Conrado Boni	(*)	(*)	(*)	(*)	(*)	(*)
Total Board of Directors	15,125,958	0.6%	24,455,762	1.0%	39,581,720	0.8%
Members of the Diretoria Executiva
Domingos Figueiredo de Abreu	(*)	(*)	(*)	(*)	(*)	(*)
Sérgio Alexandre Figueiredo Clemente	(*)	(*)	(*)	(*)	(*)	(*)
Alexandre da Silva Glüher	(*)	(*)	(*)	(*)	(*)	(*)
Josué Augusto Pancini	(*)	(*)	(*)	(*)	(*)	(*)
Maurício Machado de Minas	(*)	(*)	(*)	(*)	(*)	(*)
Marcelo de Araújo Noronha	(*)	(*)	(*)	(*)	(*)	(*)
André Rodrigues Cano	(*)	(*)	(*)	(*)	(*)	(*)
Luiz Carlos Angelotti	(*)	(*)	(*)	(*)	(*)	(*)
Nilton Pelegrino Nogueira	(*)	(*)	(*)	(*)	(*)	(*)
André Marcelo da Silva Prado	(*)	(*)	(*)	(*)	(*)	(*)
Altair Antônio de Souza	(*)	(*)	(*)	(*)	(*)	(*)
Denise Pauli Pavarina	(*)	(*)	(*)	(*)	(*)	(*)
Moacir Nachbar Junior	(*)	(*)	(*)	(*)	(*)	(*)
Octávio de Lazari Junior	(*)	(*)	(*)	(*)	(*)	(*)
Cassiano Ricardo Scarpelli	(*)	(*)	(*)	(*)	(*)	(*)
Eurico Ramos Fabri	(*)	(*)	(*)	(*)	(*)	(*)
Marlene Morán Millan	(*)	(*)	(*)	(*)	(*)	(*)
Renato Ejnisman	(*)	(*)	(*)	(*)	(*)	(*)
Walkiria Schirrmeister Marchetti	(*)	(*)	(*)	(*)	(*)	(*)
Total Members of the Diretoria Executiva	117,826	0.0%	1,366,242	0.1%	1,484,068	0.0%
Subtotal	1,879,175,808	74.6%	82,771,361	3.3%	1,961,947,169	39.0%
Other	641,029,615	25.4%	2,426,009,669	96.7%	3,067,039,284	61.0%
Outstanding Shares	2,520,205,423	100.0%	2,508,781,030	100.0%	5,028,986,453	100.0%
Treasury shares	4,159,132	-	15,583,262	-	19,742,394	-
Total	2,524,364,555	100.0%	2,524,364,292	100.0%	5,048,728,847	100.0%
(1) Also indirectly owns, through its interest in Cidade de Deus Participações and Nova Cidade de Deus, and NCF Participações, 39.6% of our common shares and 20.8% of our total shares.

(*) None of the members of our Board of Directors, Board of Executive Officers or other administrative, supervisory or management bodies directly or beneficially holds 1.0% or more of any of our classes of shares, and their individual share ownership has not been previously disclosed to our shareholders or otherwise made public. For more information, see "Item 6.E. Share Ownership".

The following is a description of our principal beneficial shareholders. None of the principal beneficial shareholders have voting rights that differ from those of the other holders of our common shares.

Cidade de Deus Companhia Comercial de Participações

Cidade de Deus Companhia Comercial de Participações is a holding company, which we refer to as "Cidade de Deus Participações". It directly holds 48.5% of our voting capital and 24.3% of our total capital. Its shareholders are: (i) Nova Cidade de Deus, with 45.1% of its common and total shares; (ii) Fundação Bradesco, with 33.3% of its common and total shares; and (iii) the Aguiar Family, with 21.6% of its common and total shares as of December 31, 2015. The company's capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus Participações

Nova Cidade de Deus Participações is a holding company which we refer to as “Nova Cidade de Deus”. It holds investments in other companies, mainly those that, directly or indirectly, own our voting capital. As of December 31, 2015, the company owned, through its participation in Cidade de Deus Participações, 23.3% of our common shares and 11.9% of our total shares.

158 Form 20-F – December 2015

7.A. Major Shareholders
Form 20-F

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

The Aguiar Family

As of December 31, 2015, three members of the Aguiar Family and the estate of Mr. Amador Aguiar indirectly owned, by way of their participation in Cidade de Deus Participações, 11.2% of our common shares and 5.7% of our total shares. In addition, the same parties directly held a total of 1.1% of our common shares, 1.1% of our preferred shares, which correspond to 1.1% of our total shares. None of the members of the Aguiar Family individually or directly holds more than 1.0% of our voting shares.

Fundação Bradesco

As of December 31, 2015, Fundação Bradesco owned 56.7% of our common shares, 2.0% of our preferred shares and 29.4% of our total shares, directly and indirectly, through its participation in Cidade de Deus Participações, Nova Cidade de Deus and NCF.

Under the terms of Fundação Bradesco's bylaws, all of our directors, members of the Diretoria Executiva and department officers, as well as directors and officers of Cidade de Deus Participações, serve as members of the board of trustees of Fundação Bradesco, known as the "Board of Trustees." They receive no compensation for their service on the Board of Trustees.

Fundação Bradesco is one of the largest private socio-educational programs in Brazil, it is an innovative social investment initiative which reaches every state in Brazil and the Federal District, and its 40 schools are primarily located in regions of accentuated educational deprivation.

In 2015, a total of 102,182 students attended Fundação Bradesco schools from early childhood through to secondary school, and secondary-level vocational or technical education, as well as courses for young people and adults and initial and continuing education for employment and income. In addition to quality formal education free of charge, more than 42,000 elementary school students are also provided with school uniforms, classroom stationery, meals, and medical and dental care.

Our "Virtual School" e-learning portal's distance learning programs benefited 592,424 students who completed at least one of a wide range of courses offered, and another 22,990 students were involved in projects and partnership initiatives such as Digital Inclusion Centers, our "Educate - Act" (Educa+Ação) program, and technology courses ("Educating and Learning”).

In its 13th consecutive year, the “Voluntary Action National Day” held on May 2015 engaged over 15,000 volunteers at 61 different locations in Brazil, including Fundação Bradesco schools and service centers close to schools. Over 288,000 people were served at this event which promoted issues regarding education, health, leisure, sports and the environment.

Created in 1998, the IT for the Visually Handicapped Program has benefited and trained 12,403 students and fostered social inclusion for thousands of people.

Fundação Bradesco's 2015 budget totaled R$502.7 million. Over the last 10 years, Fundação Bradesco has invested a total of R$5.1 billion (at current values) in the foundation.

BBD

BBD indirectly owned 6.1% of our common shares and 3.1% of our total shares as of December 31, 2015, through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.5% of our voting capital. Only members of the Board of Directors and of the Board of Executive Officers, as well as skilled employees of Bradesco, Bradespar, or of our subsidiaries and national not-for-profit legal entities or national companies controlled by them that have as administrators only employees and/or administrators of Bradesco, may hold BBD shares. However, only the members of the Board of Directors and Executive Officers may own voting shares. Most of our board members and executive officers own shares in BBD.

159 Form 20-F – December 2015

7.B. Related Party Transactions
Form 20-F
NCF

NCF is a holding company controlled by Cidade de Deus Participações and by Fundação Bradesco. As of December 31, 2015, NCF held 8.4% of our common shares and 5.3% of our total shares.

Other

Direct market holdings represented 26.0% of our voting capital as of December 31, 2015 (including a holding of 2.5% by the Bank of Tokyo Mitsubishi - UFJ (MUFG)) and 97.7% of our preferred shares. Common and preferred shares held by the market accounted for 61.8% of our share capital.

As of December 31, 2015, 1,139 foreign investors held: (i) 10.7% of our common shares; (ii) 26.1% of our preferred shares; e (iii) 28.8% of our preferred shares ADSs.

7.B. Related Party Transactions

Transactions with related parties and subsidiaries are conducted on arms' length terms as demonstrated below:

December 31,	R$ in thousands
	2015	2014	2013
ASSETS
Loans and advances to banks	223,874	101,025	84,216
Other assets	11,277	6,754	7,739
LIABILITIES
Deposits from customers	(231,110)	(157,540)	(265,046)
Funds from securities issued	(2,509,577)	(1,151,105)	(1,543,906)
Corporate and statutory obligations	(1,279,382)	(1,019,589)	(724,226)
Other liabilities	(24,811)	(9,534)	(2,967)
INCOME AND EXPENSES
Net interest income	(167,583)	(164,134)	(114,707)
Other income/expense	88,406	(68,366)	(90,687)

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

Accordingly, we have not assigned any loans or advances to any of our subsidiaries, affiliates, executive officers, board members or their relatives of second degree. Under Brazilian regulation, financial institutions must keep any record of impediment updated in order to avoid the occurrence of any prohibited loan or cash advance. For further details on restrictions on the operations of financial institutions, see "Item 4.B. Business Overview – Regulation and Supervision – Bank regulations – Principal limitations and restrictions on activities of financial institutions."

160 Form 20-F – December 2015

7.C. Interests of Experts and Counsel
Form 20-F

Other Matters

MUFG owns 1.3% of our total capital, and provides credit lines to us for trade-related transactions. The terms of these transactions are consistent with similar transactions that we engage in with other, unrelated entities.

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

As of December 31, 2015, we had provisions of R$15,364 million, 19.8% related to labor matters, 27.4% related to civil liability cases and 52.8% related to tax issues. For additional information, see Note 37 D to our consolidated financial statements in "Item 18. Financial Statements."

Probable losses recognized in our consolidated financial statements refer to tax and social security matters related to inflation adjustments and legality of certain taxes and contributions. The remaining litigation, where the probability of loss is considered as possible based on our judgment using available information, are related to tax assessments, in the amount of R$9,635 million as of December 31, 2015 (R$9,092 million in 2014). We believe these tax assessment notices are inconsistent with current law and are therefore not recognized in our consolidated financial statements.

We believe that as of December 31, 2015, we have set aside sufficient funds as provisions to cover our probable losses from litigation, subject to the inflation-indexation requirement for provisions relating to certain tax matters.

Labor matters – The labor matters in which we were involved during the year ended December 31, 2015 are mainly claims brought by former employees and outsourced employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history. Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by our former employees do not represent significant amounts.

Tax-related matters – We are also a party to a number of judicial lawsuits and administrative proceedings, mainly involving issues related to constitutionality and fair interpretation of some tax requirements. Some claims relate to the non-payment of taxes which we are contesting; others stem from collections (notifications) of supervisory agencies of the Ministry of Finance and aim at recovering taxes we understand have already been paid or unduly paid. The amounts we have not paid in view of these claims have in general been provisioned in conformity with applicable accounting rules and are restated based on criteria established by tax legislation. On the other hand, those taxes to be refunded are only recorded upon final and unappealable judgment recognizing our right. See Note 17 to our consolidated financial statements for a description of our most relevant tax claims.

Civil matters – We are a party to various civil lawsuits, although none of them are material. Lawsuits consist mainly of claims for indemnification for presumed damages caused during the ordinary course of business activities and cases where inflation indices were not applied to the adjustment of saving accounts as a result of economic plans, although we complied with the law in force at the time. For more information on lawsuits in relation to economic plans, see “Item 3.D. Risk Factors – Risks relating to us and the Brazilian banking industry – The Brazilian Supreme Court and Brazilian Superior Court of Justice are currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses.”

161 Form 20-F – December 2015

8.A. Consolidated Statements and other Financial Information
Form 20-F

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

Policy on dividend distributions

Our Bylaws require our Board of Directors to recommend, at each annual general shareholders' meeting, that our net income for the fiscal year be allocated as follows:

•           5.0% for the legal reserve, not exceeding 20.0% of the paid-up capital in each fiscal year. This requirement shall not be applicable in fiscal years when the legal reserve, added to our other capital reserves, exceeds 30.0% of our paid-up capital;

•           an amount (to be determined by our shareholders based on probable potential losses) to a contingency reserve against future losses;

•           at least 30.0% (after the deductions for the legal reserves and contingencies) for mandatory distribution to our shareholders; and

•           any outstanding balance to a statutory profit reserve for the maintenance of an operating margin that is compatible with our credit businesses, up to a limit of 95.0% of our paid-up capital.

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

162 Form 20-F – December 2015

8.B. Significant Changes
Form 20-F

Our policy relating to dividend distributions and/or interest on equity is to maximize the amount of distributions, in accordance with our tax management strategy. For additional information, see "Item 5.A. Operating Results – Overview – Taxes."

8.B. Significant Changes

See "Item 4.A. History and Development of the Company – Recent Acquisitions."

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ADSs are traded on the New York Stock Exchange (“NYSE”), under the symbols “BBD” (preferred share ADSs) and “BBDO” (common share ADSs).

Our preferred share ADSs were first listed on the NYSE in 2001. Each preferred share ADS corresponds to one preferred share.

An increase in capital stock of R$5,000,000 thousand was approved at the Extraordinary General Meeting of March 10, 2015, increasing our capital stock from R$38,100,000 thousand to R$43,100,000 thousand through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, pursuant to article 169 of Law No. 6,404/76, with a bonus of 20.0% in shares attributed free of charge to existing shareholders, comprising 841,454,808 new nominative-book entry shares (420,727,426 common and 420,727,382 preferred) with no nominal value, in the ratio of two (2) new shares for every ten (10) shares of the same type that they own, benefiting the shareholders registered with Bradesco on March 27, 2015.

An increase to our capital stock of R$8,000,000 thousand was approved at the Extraordinary General Meeting of March 10, 2016, increasing capital stock from R$43,100,000 thousand to R$51,100,000 thousand through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, pursuant to article 169 of Law No. 6,404/76, with a 10.0% bonus in shares, to existing shareholders at a ratio of one new share for every ten shares of the same type that they own, benefiting the shareholders registered with Bradesco on April 15, 2016.

Our shares are listed in Brazil’s main stock indexes, including the indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, IBrX-50 and IBrX-100, respectively, selected from among the most traded shares on BM&FBOVESPA; the IBrA (Broad Brazil Index); the IFNC (Financial Index, composed of banks, insurance companies and financial institutions); the ISE (Corporate Sustainability Index); the IGCX (Special Corporate Governance Stock Index); the IGCT (Corporate Governance Trade Index); the ITAG (Special Tag-Along Stock Index); the ICO2 (index composed of shares of companies listed in the IBrX-50 index and that accepted taking part in this initiative by adopting transparent greenhouse gas emission practices); and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed). Abroad, our shares are listed on the Dow Jones Sustainability World Index of the NYSE, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

In January 2012, the Central Bank authorized our creation of an ADR program for our common shares in the U.S. market. As part of this authorization, and after government had affirmed it as being in its interest, the Central Bank increased the limit of foreign interest in our capital stock from 14.0% to 30.0%. The increase in the limit of foreign interest in our common shares did not alter our ownership or control structure. In March 2012, our common share ADSs became listed on the NYSE under the symbol "BBDO." Each common share ADS corresponds to one common share.

163 Form 20-F – December 2015

9.A. Offer and Listing Details
Form 20-F

The following tables show, for the indicated period, the reported high and low sale prices in nominal reais for the preferred and common shares on BM&FBOVESPA:

	in R$		Average monthly trading volume (1)
	Price per Preferred share (1)
	High	Low	Shares (in units)
2009	19.14	9.32	171,044,348
2010	22.51	15.33	123,106,340
2011	21.06	15.71	156,543,233
2012	24.14	17.09	170,853,199
2013	25.81	18.76	191,303,704
2014
1st Quarter	23.59	18.71	200,302,640
2nd Quarter	26.71	23.41	197,353,080
3rd Quarter	32.03	24.09	199,844,800
4th Quarter	31.91	23.50	242,274,240
2015
1st Quarter	30.48	25.80	193,075,233
2nd Quarter	30.84	25.50	171,020,433
3rd Quarter	27.86	19.80	238,674,167
4th Quarter	23.53	18.98	280,958,333
2016
January	19.25	16.90	259,497,100
February	21.42	17.75	305,805,100
March	28.80	21.43	416,318,700
(1) Prices and amounts adjusted by income and other corporate events. Source: Economatica.

	in R$		Average monthly trading volume (1)
	Price per Common share (1)
	High	Low	Shares (in units)
2009	15.70	8.17	16,773,542
2010	17.80	12.44	17,415,840
2011	17.93	13.41	23,050,291
2012	23.91	14.76	30,150,351
2013	27.98	21.12	40,045,346
2014
1st Quarter	25.99	20.57	27,606,000
2nd Quarter	28.28	24.12	31,854,240
3rd Quarter	31.84	24.51	28,700,320
4th Quarter	30.78	22.82	33,032,640
2015
1st Quarter	30.54	25.84	23,741,833
2nd Quarter	30.73	24.45	26,850,700
3rd Quarter	27.67	21.87	39,399,367
4th Quarter	26.35	20.45	41,200,033
2016
Janury	20.43	17.87	30,586,600
February	23.35	18.99	33,586,800
March	32.07	23.50	52,856,500
(1) Prices and amounts adjusted by income and other corporate events. Source: Economatica.

164 Form 20-F – December 2015

9.A. Offer and Listing Details
Form 20-F

The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the preferred share ADSs on the NYSE:

	in U$$		Average monthly trading volume (1)
	Price per preferred share ADS (1)
	High	Low	Preferred share ADS (in units)
2009	11.19	3.78	310,566,190
2010	13.68	8.30	282,022,353
2011	13.28	8.78	284,126,944
2012	12.28	8.50	241,136,014
2013	13.02	8.35	194,681,212
2014
1st Quarter	10.48	7.69	214,126,505
2nd Quarter	12.13	10.34	201,148,852
3rd Quarter	14.31	10.59	200,679,496
4th Quarter	12.79	8.97	272,830,496
2015
1st Quarter	11.10	7.95	223,343,026
2nd Quarter	10.49	8.22	194,392,202
3rd Quarter	8.93	4.76	283,149,511
4th Quarter	6.21	4.69	377,204,937
2016
January	4.76	4.00	261,014,687
February	5.36	4.42	255,278,111
March	7.94	5.32	481,379,573
(1) Prices and amounts adjusted by income and other corporate events. Source: Economatica.

Our common share ADSs have been traded on the NYSE since March 2012. The following table shows, for the indicated periods, the reported high and low closing sale prices in U.S. dollars for the common share ADSs on the NYSE:

	in U$$		Average monthly trading volume (1)
	Price per common share ADS (1)
	High	Low	Common share ADS (in units)
2012	11.60	7.51	55,593
2013	14.11	8.49	71,378
2014
1st Quarter	11.51	8.76	75,932
2nd Quarter	13.10	10.75	47,385
3rd Quarter	14.13	10.76	30,145
4th Quarter	12.50	8.93	44,043
2015
1st Quarter	11.14	6.91	63,074
2nd Quarter	10.90	7.63	55,318
3rd Quarter	8.86	5.29	90,254
4th Quarter	7.97	4.80	89,540
2016
January	5.88	4.14	102,503
February	5.88	4.35	80,982
March	8.95	5.80	103,321
(1) Prices and amounts adjusted by income and other corporate events.
Source: Economatica.

Our shares are registered in book-entry form and we perform all the services of safe-keeping and transfer of shares. Our shareholders may choose to hold their shares registered at the Brazilian Clearing and Depository Corporation - Companhia Brasileira de Liquidação e Custódia (“CBLC”). Under Brazilian law, non-Brazilian holders of our shares may be subject to certain adverse tax consequences due to their ownership and any transfer of our shares. For further discussion of the restrictions on the transfer of preferred shares, see "Item 10.B. Memorandum and Articles of Association – Organization – Form and transfer" and "Item 10.D. Exchange Controls."

Our preferred share ADSs and common share ADSs are represented by preferred share ADRs and common share ADRs. Our preferred share ADSs and common share ADSs may be held in registered form with the depository – The Bank of New York Mellon – or in book entry form through financial institutions that are members of the "Depository Trust Company" or DTC. The depositary bank, as registrar, performs the services of transfer of the preferred share ADRs and common share ADRs. Title to an preferred share ADR or common share ADR (and to each preferred share ADS or common share ADS evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a certificated security under the laws of the State of New York. Holders of the preferred share ADRs and common share ADRs who transfer their preferred share ADRs and common share ADRs may be required to:

165 Form 20-F – December 2015

9.B. Plan of Distribution
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

The rights of holders of our preferred shares are limited in comparison with those of the holders of common shares in several material ways:

•      Each common share entitles the holder to one vote at shareholders' meetings, while holders of preferred shares are only entitled to a vote in the limited circumstances described in "Item 10.B. Memorandum and Articles of Association – Organization – Voting rights;" and

•      The nature of preferred shareholders' preemptive rights to subscribe for shares or convertible securities depends on the proportion of capital that would be represented by preferred shares after the capital increase, as described under "Item 10.B. Memorandum and Articles of Association – Organization – Preemptive rights."

The holders of the preferred share ADSs and common share ADSs have the rights corresponding to the underlying shares, subject to the Deposit Agreements. Owners of the preferred share ADSs and common share ADSs are parties to the Deposit Agreements and therefore are bound to its terms and to the terms of the preferred share ADRs and common share ADRs that represent the preferred share ADSs and common share ADSs.

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

The BM&FBOVESPA is less liquid than the NYSE or other major exchanges in the world. As of December 31, 2015, the aggregate market capitalization of the 358 companies listed on the BM&FBOVESPA, was equivalent to US$446.1 billion and the 10 largest companies listed on the BM&FBOVESPA represented 51.5% of the total market capitalization. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by a small group of controlling persons, by governmental entities or by one principal shareholder. As of December 31, 2015, we accounted for 5.4% of the market capitalization of all listed companies on the BM&FBOVESPA.

166 Form 20-F – December 2015

9.C. Markets
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

In September 2014, the CMN issued Resolution No. 4,373/14, amending and improving the provisions for (i) foreign investments through a depositary receipt mechanism; and (ii) investments made by non-resident investors in the financial and capital markets in Brazil. The main changes were: (a) increasing the number of instruments that may be issued through depositary receipts; (b) making it possible for non-resident investors to invest in financial and capital markets without having previously entered into foreign exchange operations; (c) clarifying the criteria for simultaneous foreign exchange operations; and (d) increasing the responsibility of the non-resident investor’s representative. CMN Resolution No. 4,373/14 became effective in March 2015.

 See "Item 10.D. Exchange Controls" for further information about CMN Resolution No. 4,373/14, and "Item 10.E. Taxation – Brazilian tax considerations – Taxation of gains" for a description of certain tax benefits extended to non-Brazilian holders who qualify under CMN Resolution No. 4,373/14.

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

To become a "Level 2" company, the issuer must agree to the following requirements, in addition to those imposed by applicable law: (i) comply with all Level 1 listing requirements; (ii) grant tag-along rights to all shareholders in case the company's control is transferred, offering to common shareholders the same price paid per share for the controlling block of common and preferred shares; (iii) give holders of preferred shares voting rights for decisions on certain corporate restructurings and related-party transactions , such as: (a) conversions, acquisitions, mergers or splits; (b) approval of any transactions between the company and its controlling shareholder, if such decisions are within the competence of the general meeting; (c) valuation of assets to be used for payment of a share capital increase; (d) selecting an institution or specialized company to determine the economic value of the company; and (e) any alterations to these voting rights that will prevail as long as the agreement to adhere to the BM&FBOVESPA's Level 2 segment is in force; (iv) board of directors made up of at least five members of which at least a minimum of 20.0% shall be independent members with a term of office limited to two years; (v) prepare financial statements in English, including the statement of cash flows, according to international accounting standards such as U.S. GAAP or

167 Form 20-F – December 2015

9.D. Selling Shareholders
Form 20-F

IFRS; (vi) effect a tender offer by the company's controlling shareholder (the minimum price of the shares to be offered shall be determined by an assessment process), if the controlling shareholder decides on the delisting from the "Level 2" segment; and (vii) exclusively adopt the BM&FBOVESPA "Arbitration Board" rules for resolving any conflicts between the company and its investors.

To join BM&FBOVESPA's "Novo Mercado" segment, an issuer must meet all requirements described in "Levels 1 and 2,", including the issuance of common shares only (with voting rights) and granting tag-along rights to all shareholders in case the company's control is transferred, offering the same price paid per share for the controlling block of shares.

In June 2001, we executed an agreement with BM&FBOVESPA to list our shares in the "Level 1" segment, effective immediately after the disclosure of the offer's opening date in Brazil. We agreed to comply with and continue to comply with all of the "Level 1" listing requirements.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

For more information on our capital stock, see Note 39 to our consolidated financial statements in "Item 18. Financial Statements."

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

168 Form 20-F – December 2015

10.B. Memorandum and Articles of Association
Form 20-F

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

In March 2013, the Central Bank issued several rules related to the implementation of the Basel III Accord requirements in Brazilian banks. Pursuant to Resolution No. 4,193/13, the Central Bank now has the power to intervene in a financial institution in breach of the additional capital requirements to limit the distribution of dividends and payment of extraordinary amounts to the institution’s officers and directors. Such restriction could be applied proportionally to the difference between the required additional capital and the actual additional capital, as follows: (i) if the actual capital is less than 25.0% of the required capital, restriction of up to 100% on distributions; (ii) if the actual capital is 25.0% or higher and below 50.0% of the required capital, restriction of up to 80.0% on distributions; (iii) if the actual capital is 50.0% or higher and below 75.0% of the required capital, restriction of up to 60.0% on distributions; and (iv) if the actual capital is 75.0% or higher and below 100% of the required capital, restriction of up to 40.0% on distributions. We are currently in compliance with all capital requirements.

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

169 Form 20-F – December 2015

10.B. Memorandum and Articles of Association
Form 20-F

Voting rights

Each common share entitles its holder to the right of one vote at our shareholders' meetings. Except as otherwise provided by law, the decisions of a general shareholders’ meeting are passed by a vote by holders of a simple majority of our common shares, while abstentions are not taken into account.

In March 2002, the Brazilian Corporate Law was amended to, among other issues, grant more protection to minority shareholders and ensure them the right to appoint one member of the Board of Directors and an alternate to our Board of Directors. To qualify for the exercise of such right, the minority shareholder must have held, for at least the prior three months either: (i) preferred shares representing the minimum of 10.0% of our capital stock; or (ii) common shares representing at least 15.0% of our voting shares. If no shareholders meet the thresholds, shareholders representing at least 10.0% of our capital stock may be able to combine their holdings to appoint one member and an alternate to our Board of Directors.

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

•   changing our corporate purpose;

•   ceasing our state of liquidation; and

•   approving our dissolution.

170 Form 20-F – December 2015

10.B. Memorandum and Articles of Association
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

As described under "Regulations of and Restrictions on Foreign Investors," under the Brazilian Constitution the increase of foreign investors' participation in the voting capital (common shares) of financial institutions is subject to prior authorization by the government. However, foreign investors without specific authorization may acquire publicly traded non-voting shares of Brazilian financial institutions or depositary receipts representing non-voting shares offered abroad. In January 2012, the Central Bank authorized us to create an ADR program for our common shares in the U.S. market. As part of this authorization, and after the government had affirmed it as being in its own interest, the Central Bank increased the limit of foreign interest in our capital stock from 14.0% to 30.0%.

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

You may not be able to exercise the preemptive rights relating to the shares underlying your ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. The contractual arrangements governing the ADSs provide that the custodian of the shares underlying the ADSs may, if possible, transfer or dispose of the preemptive rights. Such contractual arrangements related to the ADSs, provide for the custodian to remit the consideration received to the depositary bank that holds the ADSs. Its distribution by the depositary bank to holders of preferred or common share ADSs is net of any fees due to the custodian and the depositary bank. For more details see "Item 3.D. Risk Factors – Risks relating to our shares, preferred share ADSs and common share ADSs.”

Right of withdrawal

Brazilian Law provides that under certain circumstances a shareholder has the right to withdraw his or her equity interest from a company and to receive a payment for the portion of equity attributable to his or her equity interest.

171 Form 20-F – December 2015

10.B. Memorandum and Articles of Association
Form 20-F

This right of withdrawal may be exercised:

•      by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares) in the event that a general shareholders' meeting resolves to:

•           create preferred shares or increase an existing class of preferred shares relative to the other class or classes of preferred shares;

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

•           participate in a "grupo de sociedades" as defined under the Brazilian Law, provided that its shares do not have liquidity and are widely held by the market; or

•           spin off a company or companies resulting in, among other things, a reduction of the mandatory annual dividend, participation in a group of companies, or a change of corporate purpose.

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

172 Form 20-F – December 2015

10.B. Memorandum and Articles of Association
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

Brazilian rules related to information disclosure

In January 2002, through CVM Instruction No. 358/02, the CVM issued regulations that were amended in June 2002 and March 2007, regarding the disclosure of information to the market. These regulations include provisions which:

•      determine what information must be filed with the CVM in the form of a notice to the shareholders or a material fact ("fato relevante") . The "fato relevante" includes any controlling shareholder decisions that could influence the price of our securities and any controlling shareholder decision to trade, cease to trade, or exercise any rights under our securities;

•      expand the list of events which may be considered material, including, among others:

•           the signature, amendment or termination of shareholders' agreements to which the company is a party, or which have been registered in our records;

•           the entry or withdrawal of shareholders that have a financial, operational, technological or management collaboration agreement with us;

•           any authorization to trade our securities in any market, national or abroad;

•           a decision upon deregistration of a publicly-held company;

•           the merger, consolidation or spin-off of a company or its affiliates;

•           the change in the composition of a company's capital stock;

•           the change in accounting criteria;

•           the debt renegotiation;

•           the change in rights and advantages attached to the securities of a company;

173 Form 20-F – December 2015

10.B. Memorandum and Articles of Association
Form 20-F

•           the acquisition of a company's shares to keep in treasury or cancellation, and their sale;

•           the company's profit or loss and the allocation of its cash dividends;

•           the execution or termination of an agreement, or failure on its implementation, when the expectation of its accomplishment is public's knowledge; and

•           the approval, change or abandonment of a project or delay in its implementation;

•      extend, in the event our executive officer in charge of investor relations does not make required disclosure, the responsibility to make the required disclosure to our controlling shareholders, our Management, the members of our Fiscal Council and to any member of a technical or consulting body created by our Bylaws;

•      extend confidentiality obligations related to undisclosed information to, in addition to our Management and controlling shareholders, the members of any technical or consulting bodies created by our Bylaws and our employees in charge of the issues considered relevant matters;

•      disclose the information contained in material facts in all markets where our securities are traded;

•      disclose any intention to delist the company within the period of one year if we acquire a controlling participation in a company that has its securities traded on a market;

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

Disclosure of periodic information

In December 2009, the CVM issued Instruction No. 480/09 that addresses, among other topics, the issuance of securities and periodic disclosure of information by companies that have their securities traded on the Brazilian market. As a result of this rule, Brazilian issuers must file a “Reference Form” with the CVM every year, a document similar to a “Form 20-F,” providing several detailed aspects of the company's operations and administration. Furthermore, the rules related to financial statements and information disclosure were improved and the management's responsibility for the information provided was increased. As a result, the quantity and quality of information provided to the Brazilian market and to CVM has increased considerably, reinforcing the transparency of our activities for the local investor. In addition, new issuances for companies already listed were made easier. Instruction No. 480/09 is periodically changed by CVM.

Disclosure of operating information to the public

CMN rules determine that financial institutions should establish a formal policy approved by its board of directors or, in its absence, by its board of executive officers, for disclosure of information referring to risk management, determination of amount of risk-weighted assets and adequacy of Regulatory Capital. In October 2013, pursuant to Circular No. 3,678/13, the Central Bank established the current standards on disclosure of this information to the public.

Regulations and restrictions on non-Brazilian holders

The Brazilian Constitution bars any increase in foreign interest in the share capital of financial institutions headquartered in Brazil. However, because we are a publicly-traded financial institution, non- Brazilian holders of our preferred shares benefit from an exception to this provision. Accordingly, foreign holders face no legal restrictions on the ownership of our preferred shares or of preferred share ADSs, and are entitled to all the rights and preferences of such preferred shares. Furthermore, in accordance with the Central Bank authorization for the ADR program for common shares in the U.S. market, foreigners can hold up to 30.0% of our total common shares.

174 Form 20-F – December 2015

10.B. Memorandum and Articles of Association
Form 20-F

The ability to convert dividend payments and proceeds from the sale of our shares or preemptive rights into foreign currency and to remit such amounts abroad from Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank. Nonetheless, any non-Brazilian holder who registers with the CVM in accordance with CMN Resolution No. 4,373/14 may buy and sell securities on Brazilian stock exchanges without obtaining a separate certificate of registration for each transaction. These rules are applicable both to common and preferred shares.

Appendix 5 to CMN Resolution No. 1,289/87, known as the "Appendix 5 Regulations," allows Brazilian companies to issue depositary receipts in foreign exchange markets. Our ADR program is duly registered with the Central Bank.

Our Bylaws do not restrict the rights of Brazilian residents or non-residents to hold our shares and exercise related rights.

Rights of the holders of our ADSs

Holders of our ADSs are not treated as our shareholders and do not have the same rights that our shareholders have. The depositary bank will hold the preferred shares and common shares that underlie the preferred share ADSs and common shares ADSs through a custodian in accordance with the provisions of the Deposit Agreements. The rights of our ADS holders are governed by the Deposit Agreements, which are New York law governed contracts. In contrast, the rights of our shareholders are provided for by Brazilian law.

Holders of our ADSs will receive notifications and voting instructions in relation to any meetings only if we authorize and direct the depositary bank to distribute such information to the holders. If we do not provide that authorization and direction to the depositary bank, holders of ADSs will not be able to vote at our meetings, or otherwise, unless they surrender their preferred share ADSs or common share ADSs and receive the underlying preferred shares or common shares, as applicable, in accordance with the terms of the applicable Deposit Agreement. If we authorize and direct the depositary bank to distribute voting instructions to our ADS holders, such holders may guide the depositary bank to vote in accordance with the number of shares represented by their ADSs. See "Item 3.D – Risk Factors – Risks relating to our shares and ADSs – The Deposit Agreements governing the ADSs provide that holders of such ADSs will only receive voting instructions if we authorize the depositary bank to contact those holders to obtain voting instructions; there are also practical limitations on any ability to vote we may give such holders."

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

Additionally, Brazilian ~~l~~aw stipulates that acquisition of control of a publicly held company is contingent on tender offers for all outstanding common shares at a price equivalent to at least 80.0% of the price per share paid for the controlling block. In December 2003, we amended our Bylaws to ensure that in the event of a change in our control, the acquirer will be required to pay our shareholders an amount equal to (a) for our non-controlling common shareholders, 100% of the price per share paid to our controlling shareholders and (b) for our preferred shareholders, 80.0% of the price per share paid for our controlling shareholders.

In the event of our liquidation, our preferred shareholders would have priority over our common shareholders when returning capital. See "Organization – Liquidation" for more information. In addition, in the event of a transfer of control, our shareholders have the right of withdrawal under certain circumstances. See "Organization – Right of withdrawal" for more information.

Brazilian law also obliges our controlling shareholder to make a tender offer for our shares if it increases its interest in our share capital to a level that materially and negatively affects the liquidity of our shares.

175 Form 20-F – December 2015

10.C. Material contracts
Form 20-F
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

BM&FBOVESPA’s differentiated corporate governance practices

In 2001, we voluntarily adhered to BM&FBOVESPA's Level 1 Corporate Governance which establishes special requirements for the Company’s listing and rules for its directors and shareholders, including its controlling shareholders. Companies listed on Level 1 must adopt practices favoring transparency and the disclosure, in addition to legal requirements, of more comprehensive financial reporting data, details of trading by directors, officers and controlling shareholders and related party transactions, among others – in all cases focusing on providing access to information for shareholders, investors and other stakeholders. Note that companies listed in this segment must also maintain a minimum free float of 25.0%.

10.C. Material contracts

On July 31, 2015, Bradesco entered into a share purchase agreement with HSBC Latin America Holdings (UK) Limited ("HSBC"), pursuant to which the Bank agreed to acquire 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. (together, "HSBC Brasil") for approximately US$5.2 billion. HSBC Brasil comprises all of HSBC's Brazilian operations including its retail, insurance, asset management, private banking and credit card businesses. The execution of the share purchase agreement was announced on August 3, 2015.

The acquisition was approved by Bradesco's shareholders at an extraordinary general meeting held on December 17, 2015. The acquisition was approved by: (i) the Central Bank on December 31, 2015; (ii) SUSEP on September 24, 2015; and (iii) the Cayman Islands Monetary Authority (CIMA) on November 17, 2015. It is still subject to the approval of Brazilian antitrust authority (Conselho Administrativo da Defesa Econômica - CADE).

10.D. Exchange controls

The Central Bank may place temporary restrictions on the remittance of foreign capital abroad, including payments of principal, interests or dividends, and on the repatriation of capital if there is a significant imbalance in Brazil's balance of payments, or one is expected. The last occurrence of restrictions on the remittance of foreign capital was in 1989, when for approximately six months in 1989 and early 1990, the government suspended all remittances abroad of dividends and invested capital. The Central Bank subsequently released these amounts for remittance abroad in accordance with specific guidelines. The government may take similar measures in the future.

Under Brazilian tax laws, non-Brazilian holders of securities enjoy favorable tax treatment if they are qualified in terms of CMN Resolution No. 4,373/14. To qualify under this Resolution, a non-Brazilian holder must:

•      appoint a representative in Brazil with power to undertake acts relating to the investment;

•      register as a foreign investor with the CVM; and

•      register its investment with the Central Bank.

See "Item 10.E. Taxation – Brazilian tax considerations – Taxation of gains" for a description of tax benefits extended to non-Brazilian holders of securities who qualify under CMN Resolution No. 4,373/14.

Under CMN Resolution No. 4,373/14, securities held by non-Brazilian holders must be maintained under the custody of, or in deposit accounts held in, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading are restricted under CMN Resolution No. 4,373/14 to transactions on Brazilian stock exchanges or qualified over-the-counter markets.

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

176 Form 20-F – December 2015

10.E. Taxation
Form 20-F

When a holder of ADSs exchanges ADSs for the underlying shares, the holder is entitled to either:

•      sell the shares on the stock exchange and remit the proceeds abroad within five business days; or

•      freely convert the investment in the underlying shares to either an investment under CMN Resolution No. 4,373/14 (subject to satisfaction of the legal requirements described above) or a direct foreign investment in Brazil (in accordance with applicable rules).

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

Taxation of dividends

Dividends paid to the holders of ADSs or to foreign holders related to our shares are not subject to Brazilian withholding income tax, provided that these dividends are paid from the profits generated as of January 1, 1996. Dividends paid from profits before January 1, 1996 may be withheld at the variable rates, according to the legislation applicable at the time.

In this context, Law No. 11,638/07 significantly changed the Brazilian Corporate Law, with the objective of more closely aligning BR GAAP with IFRS. The changes promoted by Law No. 11,638/07 produced effects already predicting that the new accounting rules could conflict with the provisions of the tax law, Law No. 11,941/09, the Transition Tax System ("RTT") was instituted. In general, under the implementation of the RTT, the changes promoted by the IFRS to modify the criterion of recognition of revenues, costs and expenses, would have no tax effects.

In this sense, profits recorded in line with the rules laid down by Law No. 11,638/07 ("IFRS Profits") may be different for profits calculated following the accounting methods and criteria in force on December 31, 2007 ("2007 Profits").

Although market practice is for the distribution of dividends calculated using the IFRS Profits to be exempt from taxes, the Brazilian tax authorities, through Instrução Normativa No. 1,397/13, understand that companies should consider the 2007 Profits as the basis for determining the amount of profit exempt from taxes that could be distributed to the beneficiaries.

Surplus paid on 2007 Profits ("Surplus Dividends") should, in the opinion of the tax authorities and in the specific case of non-resident beneficiaries in Brazil, be subject to taxation as follows: (i) Withholding Income Tax at Source ("IRRF") at a rate of 15.0% in the case of non-resident beneficiaries in Brazil, but which were not domiciled in a tax haven; or (ii) IRRF at a rate of 25.0% in the case of non-residents in Brazil, domiciled in the tax haven.

177 Form 20-F – December 2015

10.E. Taxation
Form 20-F

As way to mitigate that issue, Law No. 12,973/14, in addition to revoking the RTT, made significant changes to federal tax law, including with relation to Excess Dividends. Following the changes introduced by Law No. 12,973/14, it was confirmed that Excess Dividends would be exempt with respect to profits made between 2008 and 2013. After 2015, this discussion is no longer relevant, as the differences relating to the previous accounting treatment have become irrelevant. Potential discussions remain, however, with regard to dividends paid from profits ascertained in the calendar year 2014, unless the company has voluntarily opted for the application of the provisions laid down in Law No. 12,973/14 since January 1, 2014.

Taxation on earnings

In accordance with Law No. 10,833/03, the gains earned as a result of the divestiture of assets located in Brazil with a foreign holder abroad are subject to taxation in Brazil, regardless of the fact that the divestiture is performed to another non-resident or to a resident in Brazil.

In this sense, in the case of divestiture of our shares, which are regarded as Brazilian assets, the foreign holder shall be subject to the income tax on the capital gain ascertained in accordance with the rules described in the following paragraphs, regardless of the operation being, or not, carried out in Brazil or abroad, or with a resident or non-resident in Brazil.

In relation to the ADSs, despite the theme not being pacified in Brazil, it is possible to argue that gains recorded by a foreign holder in the divestiture of these assets to another non-resident, should not be subject to taxation in Brazil. Such arguments would be based on the understanding that the ADSs do not represent Brazilian assets for purposes of the application of Law No. 10,833/03. So, it is not possible to ensure that such understanding will be accepted by the tax authorities, which can interpret the concept of Brazilian assets for purposes of the application of the rules laid down in Law No. 10,833/03 differently. So, gains earned as a result of the divestiture of ADSs with a foreign holder to a resident in Brazil (or even to a non-resident, if the tax authorities understand that the ADS represents a Brazilian asset for purposes of the application of the rules laid down in Law No. 10,833/03) may be subject to taxation in accordance with the rules described as follows.

It is important to emphasize that, for purposes of the Brazilian legislation, the rules applicable to gains earned as a result of the divestiture of shares or ADSs may vary according to the domicile of the foreign holder, in accordance with the form through which he has recorded his investment before the Central Bank and/or in accordance with the way that the divestiture is structured and performed.

The deposit of our shares in exchange for ADSs may necessitate taxation by income tax at a rate of 15.0% or 25.0%, in the event of any capital gain ascertained by a foreign holder located in a tax haven, if the cost of acquisition of our shares is less than: (i) the average price per share, quoted on the Brazilian stock exchange in which the highest number of these shares has been sold on the day of deposit; or (ii) if no share is sold on that day, the average price quoted on the Brazilian stock exchange in which the highest number of shares has been sold in the last 15 trading sessions immediately prior to the deposit. In this case, the difference between the average price of our shares, as calculated above, and the corresponding acquisition cost, can be considered as capital gain. In certain circumstances, there may be arguments to sustain that such taxation is not applicable to foreign holders registered under the terms of CMN Resolution No. 4,373/14 ("Investor 4,373") who are not resident in the tax haven. The withdrawal of ADSs in exchange for shares, should not, in principle, be understood as an operation liable to result in capital gain subject to income tax, provided that the regulatory rules in relation to the registration of the investment before the Central Bank are appropriately observed.

The gains earned in the divestiture of shares on the Brazilian stock exchange (that include the transactions carried out in the OTC market) are:

•      exempt from income tax when earned by a foreign holder that: (i) is an Investor 4,373; and (ii) is not resident in a location considered as a tax haven; or

•      subject to income tax at a rate of 15.0% in any other case, including the gains earned by a foreign investor that: (i) is not an Investor 4,373; and/or (ii) is an Investor 4,373 resident in a location considered as a tax haven. In this case, the income tax withheld at source at a rate of 0.005% on the value of the divestiture will be applicable and may later be compensated with possible income tax on the capital gain.

Other gains earned in the divestiture of shares that are not carried out in Brazilian stock exchanges are subject to income tax at a rate of 15.0%, except for residents in locations considered as a tax haven, which, in this case, are subject to taxation by income tax at a rate of 25.0%. If the gains arising out of transactions carried out in the non-organized Brazilian over-the-counter market with mediation, the withholding of 0.005% on the value of the sale will be applicable and can be compensated with possible income tax due on the capital gain.

178 Form 20-F – December 2015

10.E. Taxation
Form 20-F

In the event of redemption of shares or reduction of capital by a Brazilian company, the positive difference between the amount actually received by the foreign holder and the acquisition cost of shares redeemed will be considered as capital gain resulting from an operation not made on the stock exchange, therefore, it will be subject to taxation by income tax at a rate of 15.0% or 25.0%, depending on the case.

As a general rule, the gains recorded as a result of the divestiture of shares or ADSs are equivalent to the positive difference between the sale value of the shares or ADSs and the respective costs.

The exercise of any preemptive right related to shares or ADSs will not be subject to taxation on income in accordance with the Brazilian legislation currently in force. Any gain on the sale or exercise of rights of preference related to shares or ADSs by a foreign holder will be subject to taxation in accordance with the same rules applied in the case of divestiture of those shares.

Interest on equity (“JCP”)

The Brazilian legislation allows a Brazilian company, instead of distributing dividends, to perform a distribution of interest on equity to its own shareholders, treating such values as deductible in calculating the actual profit and in the calculation base of the Social Contribution. For taxation purposes, the interest on equity is limited to the daily variation pro rata of the Long-term Interest Rate ("TJLP"), as the subsequent determinations of the Central Bank and may not exceed the value equivalent to:

•      50% of the net income (after deduction of the Social Contribution, however before considering the provision related to the Corporate Income Tax and the amount attributable to the shareholders as JCP) established in the period in which the payment is carried out; and

•      50% of accumulated profits and profit reserves established on the date of commencement of the period in which the payment is made.

Specifically in relation to the payment of JCP for non-resident shareholders, such consignments are subject to IRRF at a rate of 15.0%, or 25.0%, where the recipient of the income is domiciled in a tax haven.

The values paid as JCP are subject to deduction in the calculation of the IRPJ and CSLL, which taxes are due on the profit, observing the limits detailed above.

Tax haven

The Brazilian tax authorities published NI No. 1,037/10, listing: (i) countries or jurisdictions considered as tax haven or whose internal legislation opposes confidentiality related to the corporate composition of legal entities or their ownership and; (ii) tax schemes considered as privileged, whose definition is brought by Law No.11,727/08.

In December 2014, the Brazilian Federal Revenue Office ("RFB") published the Decree No. 488/14, reducing the tax haven concept to localities that tax income at a maximum rate of less than 17.0% (previously considered 20.0%). However, until now, the list of NI No. 1,037/10 has not been updated. Furthermore, note that Decree No. 488/14 is not applicable to foreign investors whose investments in Brazil are in agreement with CMN Resolution No. 4,373/14.

Despite our understanding that a better interpretation of the legislation currently in force, leads to the conclusion that the concept of the privileged tax scheme, mentioned above, would be applicable only for purposes of Brazilian rules of transfer and under capitalized pricing, we cannot ensure that further legislation, or even interpretations of the tax authorities determine the application of the concept of the privileged tax scheme, established in Law No. 11,727/08 will also apply to foreign holders in the payment of JCP.

This way, it is recommended that private tax advisors are consulted regarding the consequences of the rules laid down in Law No. 11,727/08, NI No. 1,037/10 and Decree No. 488/14, if the tax authorities determine the application of the concept of the privileged tax regime in the context of IRRF due on payments made to a foreign holder, considering that, in this case, the IRRF could be charged at the higher rate of 25.0%.

Tax on Foreign Exchange Transactions

In accordance with Decree No. 6,306/07, the conversion of foreign currency into Brazilian currency or vice-versa, shall be subject to tax on foreign exchange operations. The rate of the current tax on foreign exchange operations, applicable to most of the foreign exchange operations, is 0.38%. However, foreign exchange operations carried out for inflows of resources in Brazil by an Investor 4,373 are subject to tax on foreign exchange operations at a rate of 0%: (i) in the case of variable income operations carried out on the Brazilian stock exchange, as well as acquisitions of shares of publicly held Brazilian companies or subscription of shares related to capital contributions, provided that the issuing company has registered its shares to be traded on the stock exchange; and (ii) for the transfer of resources from Brazil, related to this type of investment, including payments of dividends and JCP and the repatriation of resources invested in the Brazilian market. Additionally, the tax on foreign exchange operations is currently charged at a rate of 0% on the cancellation of ADSs in the exchange for shares.

179 Form 20-F – December 2015

10.E. Taxation
Form 20-F

In any case, the tax rate on foreign exchange operations can be increased at any time by an act of the Federal Executive Branch, up to the percentage of 25.0%, in relation to the transactions that occurred after this possible amendment.

Tax on the transaction with securities

In accordance with Decree No. 6,306/07, the tax on the transaction with securities may be charged on all transactions involving securities, even though the transactions are conducted on Brazilian stock exchanges. The tax rate on transactions with securities applicable to transactions involving our shares is currently 0%. In particular, the tax on the transaction with securities is also of 0% due on the deposit of shares traded on Brazilian stock exchanges with the purpose of issuing certificates of deposit to be marketed abroad. The government can increase the tax rate on transactions with securities at any moment by up to 1.5% per day, but only with respect to future transactions.

Other federal Brazilian taxes

There are no federal Brazilian taxes on inheritance, gift or succession applicable to the ownership, transfer or disposition of preferred shares or ADSs by a foreign holder. Gift and inheritance taxes, however, can be levied by some states in Brazil on inheritances bestowed or gifts made by a foreign holder to individuals or entities residing or domiciled within such states in Brazil. There are no Brazilian taxes on stamps, issue, registration or similar by investors holding our shares or ADSs.

Registered capital

Amounts invested in securities by a holder not residing in Brazil who: (i) qualifies for benefits under CMN Resolution No. 4,373/14 and who registers with the CVM or (ii) holds ADSs and is represented by the depositary bank's registration, are eligible for registration with the Central Bank. In the case of ADSs, since the shareholder of record is the depositary bank, the depositary bank is responsible for obtaining the registration. The registration allows the remittance outside Brazil of foreign currency, converted at the Exchange Market rate, acquired with the proceeds of distributions on, or dispositions of, underlying shares.

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

180 Form 20-F – December 2015

10.E. Taxation
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

Based on our audited financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2009 to 2015 taxable years. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2016 taxable year. Our belief that we are not, and will not in the future be, a PFIC is based on certain Proposed Treasury Regulations dealing with non-U.S. banks. Such regulations are not final and are subject to modification, in which case our determination regarding PFIC status may be different.

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

Holders of shares or ADSs that are foreign corporations or non-resident alien individuals, or "non-U.S. holders," generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to shares or ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

181 Form 20-F – December 2015

10.F. Dividends and Paying Agents
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

A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of a share or ADS unless such gain is effectively connected with the conduct by the holder of a trade or business in the United States or such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Backup withholding and information reporting

Dividends paid on income for the year, and proceeds from the sale or other disposition of the ADSs or the shares to a U.S. holder, generally may be subject to the information reporting requirements of the Code and to backup withholding unless the U.S. holder: (i) establishes, if required to do so, it is an exempt recipient; or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the U.S. Internal Revenue Service.

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

10.I. Subsidiary Information

For information on subsidiaries, see "Item 4.B. Business Overview – Main Subsidiaries" and Note 2(a) of our consolidated financial statements in "Item 18. Financial Statements.”

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

182 Form 20-F – December 2015

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Form 20-F

We use methodologies such as sensitivity analysis and Value at Risk (VaR), among others, for evaluating our market risk.

Interest rate risk

Interest rate risk arises as a result of timing differences on the re-pricing of assets and liabilities, unexpected changes in the slope and shape of yield curves, base risk and changes in correlation of interest rates between different financial instruments/indexes. We are exposed to the risk of interest rate movements when there is a mismatch between fixed rates and market interest rates. For a discussion of our management of interest rate sensitivity, see "Item 5.B. Liquidity and Capital Resource – Interest rate sensitivity."

Exchange risk

Exchange risk arises as a result of our having assets, liabilities and off-balance sheet items that are denominated in, or indexed to, currencies other than reais, either as a result of trading or in the normal course of banking activities. We control exposure to exchange rate movements by ensuring that mismatches are managed and monitored, and our policy is to avoid material exchange rate mismatches. For a discussion of our management of exchange rate sensitivity, see "Item 5.B. Liquidity and Capital Resource – Exchange rate sensitivity."

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

Risk Factor	Market as of December 31, 2015	Scenarios
		1 base point shock for interest rate and 1% variation for prices	25% shock for prices and rates	50% shock for prices and rates
Foreign exchange rate R$/USD	3.97	4.00	4.96	5.95
1-year fixed rate in reais	15.87%	15.88%	19.83%	23.80%

Shocks were also applied to other risk factors and terms of the interest curves. It is important to note that, in the first quarter of 2016, the real appreciated 8.9% against the U.S. dollar (from R$3.90 to R$3,55 per U.S. dollar), which is below the 25.0% and 50.0% shock scenarios.

The impacts of these scenarios on our positions would be as follows:

Trading and banking portfolios	On December 31, 2015	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(5,027)	(1,920,630)	(3,739,629)
Price Index	Exposure subject to the variation of price index coupon rates	(7,930)	(1,395,457)	(2,613,957)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(581)	(81,873)	(150,673)
Foreign currency	Exposure subject to foreign exchange variation	(5,054)	(132,492)	(264,983)
Variable income	Exposure subject to the variation of share prices	(12,054)	(301,354)	(602,707)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,260)	(51,310)	(101,025)
Other	Exposure not eligible in the previous definitions	(454)	(11,353)	(22,706)
Total not correlated		(32,360)	(3,894,469)	(7,495,680)
Total correlated		(17,879)	(3,218,376)	(6,181,241)
(1) Amounts net of tax effects.

183 Form 20-F – December 2015

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Form 20-F

It is worth mentioning that the impacts of financial exposures from the banking portfolio (particularly interest rate and price index), would not necessarily represent potential accounting loss. This occurs because part of the loan and advances operations in our banking portfolio is financed by demand and/or savings deposits, which are natural hedges for any variations in interest rates, as well as the fact that variations in interest rates do not represent material impact on our results, since it is intended to hold loan and advances up to maturity. Additionally, in view of our strong share in the insurance and pension plan market, we have a significant volume of assets, which are price-level restated and linked to their respective technical provisions:

Banking portfolio	On December 31, 2015	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(4,199)	(1,613,721)	(3,139,565)
Price index	Exposure subject to the variation of price index coupon rates	(7,881)	(1,387,196)	(2,598,768)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(575)	(81,190)	(149,351)
Foreign currency	Exposure subject to foreign exchange variation	(5,311)	(138,829)	(277,657)
Variable income	Exposure subject to the variation share prices	(12,054)	(301,354)	(602,707)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(1,068)	(47,086)	(92,555)
Other	Exposure not eligible in the previous definitions	(454)	(11,353)	(22,706)
Total not correlated		(31,542)	(3,580,729)	(6,883,309)
Total correlated		(17,016)	(2,913,750)	(5,585,927)
(1) Amounts net of tax effects.

Below we present the sensitivity analysis exclusively for the trading portfolio, which represents exposure that may materially impact our results, and it is worth mentioning that the results disclose the impacts for each scenario given a static portfolio. The dynamism of the market causes these positions to continually change and not necessarily reflect today the position shown here. Additionally, as discussed above, we have an ongoing market risk management process that continually seeks methods to mitigate related risks, according to a strategy determined by Senior Management. Accordingly, in the event of indications that a certain position is deteriorating, proactive actions are made to minimize any possible negative impacts, in order to maximize our risk - return ratio:

Trading Portfolio	On December 31, 2015	R$ in thousands
Risk Factors	Definition	Scenarios (1)
		1	2	3
Interest rate in reais	Exposure subject to the variation of fixed interest rates and interest rate coupon	(867)	(321,946)	(627,934)
Price index	Exposure subject to the variation of price index coupon rates	(53)	(8,834)	(16,217)
Exchange coupon	Exposure subject to the variation of foreign exchange coupon rates	(30)	(1,312)	(2,592)
Foreign currency	Exposure subject to foreign exchange variation	(276)	(6,898)	(13,796)
Sovereigns/Eurobonds and Treasuries	Exposure subject to the variation of interest rates of securities traded abroad	(530)	(7,281)	(14,747)
Other	Exposure not eligible in the previous definitions	-	(2)	(3)
Total not correlated		(1,756)	(346,273)	(675,289)
Total correlated		(1,357)	(333,171)	(649,489)
(1) Amounts net of tax effects.

Value at Risk ("VaR")

The Trading portfolio's risk is measured using the Delta-Normal VaR methodology with a 99.0% confidence level, and the time horizon applied includes the number of days required to undo the existing exposures. Additionally, for the measurement of all risk factors of the options portfolio, the historic simulation models and Delta-Gama-Vega are applied, whichever is the most conservative of the two. Financial positions are allocated to primary risk factors such as interest rates and currencies, and the methodology considers the diversification effect through the correlation observed for these factors.

The methodology applied and the existing statistical models are assessed on a permanent basis using backtesting techniques, which compare the VaR with holding periods of one day and hypothetical results, obtained with the same positions used in the VaR calculation, and effectively considering also the transactions of the day for which the VaR was estimated.

The main purpose is to monitor, validate and evaluate the VaR model's adherence and the number of breaks occurred should be in line with the number of breaks accepted by the statistical tests carried out for the required level of confidence (99.0%). Another purpose is to improve the models used by the Organization, by way of analyses carried out for different VaR observation periods and confidence levels,

184 Form 20-F – December 2015

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Form 20-F

both for Total VaR and by risk factors.

In 2015 the daily results, both hypothetical and effective, exceeded the VaR four times. In each case, that is within the limits defined in the statistical testing applied to the model. In accordance with the paper published by the Basel Committee on Banking Supervision (Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements of January 1996), any deviations would be classified as “either bad luck or the markets moved in a fashion unanticipated by the model,” that is, the volatility was significantly higher than expected and/or the correlations differed from those forecast by the model.

In 2015, VaR of the trading portfolio, at one-day horizon and net of tax effects, presented maximum and minimum values of R$74.0 million and R$5.3 million, respectively, in the third quarter of the year. The following tables show value at risk using the VaR methodology:

	2015 - R$ in thousands
	1st Quarter			At March 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	19,319	12,599	31,669	16,225
Foreign exchange coupon	4,515	1,196	6,242	1,949
Foreign currency	2,158	66	10,114	3,526
Variable income	770	-	3,400	-
Sovereign risk	6,145	2,464	9,782	3,416
Other	1,684	899	2,105	1,405
Total VaR	21,538	15,461	32,975	15,618

	2015 - R$ in thousands
	2nd Quarter			At June 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	12,773	8,903	17,702	13,791
Foreign exchange coupon	1,355	472	2,543	472
Foreign currency	1,784	17	5,499	3,426
Variable income	66	-	198	67
Sovereign risk	3,064	2,535	4,209	2,581
Other	1,827	941	3,878	941
Total VaR	15,170	10,346	19,722	18,019

	2015 - R$ in thousands
	3rd Quarter			At September 30
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	19,774	2,762	74,554	73,432
Foreign exchange coupon	662	209	1,256	1,243
Foreign currency	1,399	48	6,088	1,243
Variable Income	101	-	565	-
Sovereign risk	4,315	2,262	6,877	6,724
Other	287	1	3,084	73
Total VaR	21,659	5,266	73,984	72,132

185 Form 20-F – December 2015

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Form 20-F

	2015 - R$ in thousands
	4th Quarter			At December 31
	Average	Minimum	Maximum
Risk Factors
Reais (fixed and floating rate)	28,939	16,522	60,108	34,069
Foreign exchange coupon	1,407	851	2,606	1,117
Foreign currency	338	16	1,012	937
Variable Income	1	-	82	-
Sovereign risk	3,767	2,206	16,304	6,468
Other	42	1	406	31
Total VaR	29,966	18,016	61,531	18,016

The following table shows trading portfolio VaR concentration in frequency terms in the year ended December 31, 2015:

Value at Risk (R$ in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	% Events
Up to R$20	22.6%	87.7%	73.8%	20.3%	51.6%
Over R$20 up to R$30	64.5%	12.3%	18.5%	42.2%	34.0%
Over R$30 up to R$40	12.9%	0.0%	6.2%	17.2%	9.0%
Over R$40 up to R$50	0.0%	0.0%	1.5%	9.4%	2.7%
Over R$50	0.0%	0.0%	0.0%	10.9%	2.7%

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

186 Form 20-F – December 2015

PART II
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

From January 1 to December 31, 2015, we received from our depositary bank the amount of US$13.7 million, as reimbursement or payment made in our favor.

PART II

187 Form 20-F – December 2015

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Form 20-F

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Financial responsibility, disclosure controls and procedures, and report on internal control over financial reporting.

(a) Disclosure controls and procedures

As of December 31, 2015, evaluations of the effectiveness of our disclosure controls and procedures (as defined in Articles 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 of the SEC) were carried out under the supervision of our Management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, and it may not prevent or identify deficiencies. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Our Management made an assessment of the effectiveness of our internal control over consolidated financial reporting as of December 31, 2015 based upon the 2013 framework "Integrated Internal Control Structure" established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and has concluded that our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting, as of December 31, 2015, has been audited by KPMG Auditores Independentes, a PCAOB – registered independent accounting firm, as stated in their report beginning on page F-3 of "Item 18. Financial Statements."

(c) Attestation report of the independent registered public accounting firm

For the report of KPMG Auditores Independentes, our PCAOB – registered independent accounting firm, dated April 15, 2016, on the effectiveness of the internal control over financial reporting as of December 31, 2015, see "Item 18. Financial Statements."

(d) Changes in internal control over financial reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Articles 13a-15(f) and 15d-15(f) under the "Exchange Act of 1934" of the SEC) that occurred during the fiscal year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

188 Form 20-F – December 2015

16.A. Audit Committee Financial Expert
Form 20-F

16.A. Audit Committee Financial Expert

Our Board of Directors has reviewed the qualifications and backgrounds of the members of the Audit Committee and designated Paulo Roberto Simões da Cunha as "Audit Committee financial expert," within the meaning of Item 16.A, and as independent member. For more information regarding our Audit Committee, see "Item 6.C. Board Practices – Board Committees – Audit Committee."

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

16.C. Principal Accountant Fees and Services
Audit and non-audit fees

The following table sets forth the fees billed to us by our independent accounting firm during the fiscal years ended as of December 31, 2015 and 2014:

Year ended December 31,	R$ in thousands
	2015	2014
Audit fees	30,571	26,823
Audit-related fees	952	960
Other fees	1,410	1,180
Total fees	32,933	28,963

The fees for the years 2015 and 2014 correspond to those paid to our auditor for those years (KPMG Auditores Independentes).

Our independent accounting firm audits our annual financial statements in accordance with IFRS and BR GAAP, the annual financial statements of our investee companies, as well as the quarterly review of our interim financial statements.

Audit-related fees in the above table are the aggregate fees billed by the independent auditors for accounting attestation reports by our Management and the issue of comfort letters for placement of bonds abroad.

Other fees in the above table are fees billed by the independent auditors primarily related to previously-agreed procedures, due diligence and reviews of, substantially, financial, fiscal and actuarial information.

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

189 Form 20-F – December 2015

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Form 20-F

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

16.E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The purpose of the program of acquisition of shares to be held in treasury and to be subsequently disposed of or canceled, without capital reduction, is the application of funds available for investments from the "Earnings Reserve – Statutory Reserve" account. This program authorizes the acquisition of up to 15,000,000 nominative book-keeping shares, with no par value, whereby 7,500,000 are common shares and 7,500,000 are preferred shares; and it is effective from June 27, 2015 until June 26, 2016.

Acquisitions of preferred and common shares for treasury are in the tables below:

Period	Total number of preferred shares acquired	Average price paid per preferred share	Total number of preferred shares acquired from published plans or programs	Maximum number of preferred shares that can still be acquired from plans or programs
01/02 to 01/30/15	-	-	-	7,500,000
02/02 to 02/27/15	-	-	-	7,500,000
03/02 to 03/31/15	-	-	-	7,500,000
04/01 to 04/30/15	-	-	-	7,500,000
05/04 to 05/29/15	802,818	28.64	802,818	6,697,182
06/01 to 06/30/15	1,590,500	28.28	1,590,500	5,909,500
07/01 to 07/31/15	-	-	-	5,909,500
08/03 to 08/31/15	1,891,600	26.43	1,891,600	4,017,900
09/01 to 09/30/15	-	-	-	4,017,900
10/01 to 10/30/15	-	-	-	4,017,900
11/03 to 11/30/15	-	-	-	4,017,900
12/01 to 12/31/15	516,500	19.37	516,500	3,501,400

Period	Total number of common shares acquired	Average price paid per common share	Total number of common shares acquired from published plans or programs	Maximum number of common shares that can still be acquired from plans or programs
01/02 to 01/30/15	-	-	-	7,500,000
02/02 to 02/27/15	-	-	-	7,500,000
03/02 to 03/31/15	-	-	-	7,500,000
04/01 to 04/30/15	-	-	-	7,500,000
05/04 to 05/29/15	-	-	-	7,500,000
06/01 to 06/30/15	191,600	26.12	191,600	7,308,400
07/01 to 07/31/15	-	-	-	7,308,400
08/03 to 08/31/15	-	-	-	7,308,400
09/01 to 09/30/15	-	-	-	7,308,400
10/01 to 10/30/15	-	-	-	7,308,400
11/03 to 11/30/15	-	-	-	7,308,400
12/01 to 12/31/15	-	-	-	7,308,400

16.F. Change in Registrant's Certifying Accountant

Not applicable.

16.G. Corporate Governance

In May 2006, our Board of Directors approved our corporate governance policy. This policy is available on our website at www.bradesco.com.br/ri.

190 Form 20-F – December 2015

16.G. Corporate Governance
Form 20-F

Comparison of our corporate governance practices with NYSE rules applicable to North American companies

Under the NYSE’s corporate governance rules approved by the SEC, foreign private issuers are subject to a more limited set of corporate governance requirements than U.S. domestic issuers. As a foreign private issuer, we must comply with three rules imposed by the NYSE:

•      SEC requirements concerning audit committees;

•      our CEO must promptly notify the SEC in writing as soon as an executive officer becomes aware of any non-compliance with any of the applicable NYSE corporate governance rules; and

•      we must provide a brief description disclosing any significant ways in which our corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

The chart below provides a brief description of the significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

Article	NYSE corporate governance rules for US issuers	Our corporate governance practices
303A.01	Independent directors must comprise a majority of the members of the Board of Directors of a listed company on NYSE.	Brazilian law provides that only individuals may be appointed to a company's Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors.
303A.03	Non‑management directors of a listed company must meet at regularly scheduled executive sessions without management.

With the exception of our CEO, who is also a director of the Company, none of our directors is part of the Diretoria Executiva. The directors have regularly scheduled executive sessions at least once a year in order to evaluate his performance.

303A.04	Listed companies must have a nominating/ corporate governance committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.	We have a Corporate Governance Executive Committee composed of members of our Management. The committee has a charter that addresses its minimum requirements.
303A.05	Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that addresses specific minimum requirements.

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

191 Form 20-F – December 2015

16.G. Corporate Governance
Form 20-F

303A.06 303A.07

Listed companies must have an audit committee, composed by a minimum of three members who satisfy the requirements of Rule 10A‑3 under the Exchange Act, with a written charter that addresses specific minimum requirements.

Pursuant to our Bylaws and to Central Bank regulations since December 2003, we have appointed an Audit Committee. Our Audit Committee comprises three to five members, each of whom serves for a term of one year, and is appointed by, and may be replaced by, the Board of Directors. We currently have three members on our Audit Committee, one of them is also our director. Under Brazilian law, the function of hiring independent auditors is reserved for the Board of Directors of a company. As a result, our Board of Directors acts as our Audit Committee, as specified in Section 3(a)(58) of the Exchange Act, for purposes of approving the engagement of our independent auditors for audit. Except in these respects, our Audit Committee is comparable to and performs the functions of audit committees of U.S. companies. Since our Audit Committee is a separate body from our Board of Directors, pursuant to Central Bank regulations, we have relied on the exemption set forth in Exchange Act Rule 10A-3(c)(3) in this regard.

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

192 Form 20-F – December 2015

16.G. Corporate Governance
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

193 Form 20-F – December 2015

PART III
Form 20-F

PART III

ITEM 17. FINANCIAL STATEMENTS

See "Item 18. Financial Statements."

ITEM 18. FINANCIAL STATEMENTS

See our financial statements on pages F-2 through F-143.

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

4.1+ – Share Purchase Agreement dated July 31, 2015 between HSBC Latin America Holdings (UK) and Banco Bradesco S.A.

6.1 - Calculation of earnings per share data and weighted average number of shares outstanding .

7.1 - Calculation of dividends/interest on equity per share data .

8.1 - List of Subsidiaries .

12.1 - Certification of the Chief Executive Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934 .

12.2 - Certification of the Chief Financial Officer, pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934 .

13.1 - Certification of the Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 .

13.2 - Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 .

+ Registrant has omitted portions of the referenced exhibit pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

194 Form 20-F – December 2015

SIGNATURES
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

Date: April 15, 2016.

195 Form 20-F – December 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Summary

  F - 2     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Banco Bradesco S.A.

We have audited the accompanying consolidated statement of financial position of Banco Bradesco S.A. and subsidiaries (“Bradesco”) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited Bradesco’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Bradesco’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on Bradesco’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Bradesco S.A. and subsidiaries as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also in our opinion, Bradesco maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG Auditores Independentes

Osasco, Brazil
April 15, 2016

Bradesco F - 3

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Income

	R$ thousand
	Note	Years ended December 31
		2015	2014	2013
Interest and similar income		127,048,252	103,893,096	90,682,625
Interest and similar expenses		(71,412,210)	(53,847,329)	(41,382,142)
Net interest income	6	55,636,042	50,045,767	49,300,483
Fee and commission income		17,856,873	16,759,980	14,535,723
Fee and commission expenses		(36,203)	(20,724)	(36,041)
Net fee and commission income	7	17,820,670	16,739,256	14,499,682
Net gains/(losses) on financial instruments classified as held for trading	8	(8,252,055)	(1,933,003)	(5,790,089)
Net gains/(losses) on financial instruments classified as available for sale	9	(671,810)	(991,894)	(6,100,782)
Net gains/(losses) on foreign currency transactions	10	(3,523,095)	(1,244,680)	(1,093,597)
Net income from insurance and pension plans	11	5,497,505	5,411,845	6,933,680
Other operating income		(6,949,455)	1,242,268	(6,050,788)
Impairment of loans and advances	12	(14,721,152)	(10,291,386)	(9,623,870)
Personnel expenses	13	(14,058,047)	(13,667,639)	(12,354,418)
Other administrative expenses	14	(13,721,970)	(12,971,521)	(12,151,537)
Depreciation and amortization	15	(2,942,003)	(2,932,687)	(2,740,830)
Other operating income/(expenses)	16	(12,988,553)	(10,223,083)	(7,622,240)
Other operating expense		(58,431,725)	(50,086,316)	(44,492,895)
Income before income taxes and equity in the earnings of associates		8,075,532	17,940,975	13,256,482
Equity in the earnings of associates and joint ventures	27	1,528,051	1,389,816	1,062,687
Income before income taxes		9,603,583	19,330,791	14,319,169
Income tax and social contribution	17	8,634,322	(3,914,313)	(1,833,031)
Net income for the year		18,237,905	15,416,478	12,486,138

Attributable to shareholders:
Controlling shareholders		18,132,906	15,314,943	12,395,920
Non-controlling interest		104,999	101,535	90,218

Basic and diluted income per share based on the weighted average number of shares attributable to shareholders (expressed in R$ per share):
– Earnings per ordinary share	18	3.43	2.90	2.34
– Earnings per preferred share	18	3.78	3.19	2.58

The Notes are an integral part of the Consolidated Financial Statements.

  F - 4     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statements of Comprehensive Income

	R$ thousand
	Years ended December 31
	2015	2014	2013
Net income for the year	18,237,905	15,416,478	12,486,138

Items that are or may be reclassified to the Consolidated Statement of Income
Financial assets available for sale
Unrealized gains/(losses) on financial assets available for sale	(4,754,469)	2,018,046	(6,253,775)
Realized gains/(losses) on financial assets available for sale	(923,433)	(1,287,674)	(6,290,648)
Tax effect	2,273,982	(289,194)	5,014,296

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations	118,485	3,681	50,839
Tax effect	(57,788)	(1,473)	(20,335)
Total adjustments not included in the net income	(3,343,223)	443,386	(7,499,623)
Total comprehensive income for the year	14,894,682	15,859,864	4,986,515

Attributable to shareholders:
Controlling shareholders	14,789,683	15,758,329	4,896,297
Non-controlling interest	104,999	101,535	90,218

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco F - 5

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Financial Position

	R$ thousand
	Note	December 31, 2015	December 31, 2014
Assets
Cash and balances with banks	19	72,091,764	65,430,300
Financial assets held for trading	20a	159,623,449	78,498,311
Financial assets available for sale	21	117,695,450	120,961,734
Investments held to maturity	22	40,003,560	25,071,031
Assets pledged as collateral	23	144,489,921	152,612,689
Loans and advances to banks	24	35,620,410	72,974,619
Loans and advances to customers, net of impairment	25	344,868,464	328,064,004
Non-current assets held for sale	26	1,247,106	1,006,461
Investments in associates and joint ventures	27	5,815,325	3,983,780
Property and equipment, net of accumulated depreciation	28	5,504,435	4,700,518
Intangible assets and goodwill, net of accumulated amortization	29	7,409,635	7,529,915
Taxes to be offset	17g	6,817,427	6,130,191
Deferred income tax assets	17c	45,397,879	28,388,183
Other assets	30	40,118,697	35,099,280
Total assets		1,026,703,522	930,451,016

Liabilities
Deposits from banks	31	293,903,391	279,940,227
Deposits from customers	32	194,510,100	210,031,505
Financial liabilities held for trading	20b	19,345,729	3,315,573
Funds from securities issued	33	109,850,047	85,030,399
Subordinated debt	34	50,282,936	35,821,666
Insurance technical provisions and pension plans	35	170,940,940	146,559,220
Other provisions	37	15,364,317	13,864,401
Current income tax liabilities		2,781,104	3,602,333
Deferred income tax liabilities	17c	772,138	808,178
Other liabilities	38	78,038,058	69,185,709
Total liabilities		935,788,760	848,159,211

Equity	39
Share capital		43,100,000	38,100,000
Treasury shares		(431,048)	(298,015)
Capital reserves		35,973	35,973
Profit reserves		49,920,020	43,765,349
Additional paid-in capital		70,496	70,496
Other comprehensive income		(4,002,724)	(659,501)
Retained earnings		2,096,710	1,153,439
Equity attributable to controlling shareholders		90,789,427	82,167,741
Non-controlling interest		125,335	124,064
Total equity		90,914,762	82,291,805
Total liabilities and equity		1,026,703,522	930,451,016

The Notes are an integral part of the Consolidated Financial Statements.

  F - 6     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial ReportingStandards (IFRS)

Consolidated Statements of Changes in Equity

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2012	30,100,000	(197,301)	35,973	3,838,474	30,350,909	70,496	6,396,736	542,422	71,137,709	208,681	71,346,390
Net income for the year	-	-	-	-	-	-	-	12,395,920	12,395,920	90,218	12,486,138
Financial assets available for sale (2)	-	-	-	-	-	-	(7,530,127)	-	(7,530,127)	-	(7,530,127)
Foreign currency translation adjustment	-	-	-	-	-	-	30,504	-	30,504	-	30,504
Comprehensive income	-	-	-	-	-	-	-	-	4,896,297	90,218	4,986,515
Purchase of treasury shares	-	(71,792)	-	-	-	-	-	-	(71,792)	-	(71,792)
Decrease of non- controlling hareholders’ interest	-	-	-	-	-	-	-	-	-	(10,870)	(10,870)
Premium on share subscription (3)	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	600,551	7,332,569	-	-	(7,933,120)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(4,077,908)	(4,077,908)	(69,409)	(4,147,317)
Balance on December 31, 2013	38,100,000	(269,093)	35,973	4,439,025	29,683,478	70,496	(1,102,887)	927,314	71,884,306	218,620	72,102,926
Net income for the year	-	-	-	-	-	-	-	15,314,943	15,314,943	101,535	15,416,478
Financial assets available for sale	-	-	-	-	-	-	441,178	-	441,178	-	441,178
Foreign currency translation adjustment	-	-	-	-	-	-	2,208	-	2,208	-	2,208
Comprehensive income	-	-	-	-	-	-	-	-	15,758,329	101,535	15,859,864
Purchase of treasury shares	-	(28,922)	-	-	-	-	-	-	(28,922)	-	(28,922)
Decrease of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	(192,292)	(192,292)
Capital transaction (4)	-	-	-	-	(391,392)	-	-	-	(391,392)	-	(391,392)
Transfers to reserves	-	-	-	754,442	9,279,796	-	-	(10,034,238)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(5,054,580)	(5,054,580)	(3,799)	(5,058,379)
Balance on December 31, 2014	38,100,000	(298,015)	35,973	5,193,467	38,571,882	70,496	(659,501)	1,153,439	82,167,741	124,064	82,291,805

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco F - 7

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity (continued)

		R$ thousand
	Share capital	Treasury shares	Capital reserves	Revenue reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
				Legal	Statutory
Balance on December 31, 2014	38,100,000	(298,015)	35,973	5,193,467	38,571,882	70,496	(659,501)	1,153,439	82,167,741	124,064	82,291,805
Net income for the year	-	-	-	-	-	-	-	18,132,906	18,132,906	104,999	18,237,905
Financial assets available for sale	-	-	-	-	-	-	(3,403,920)	-	(3,403,920)	-	(3,403,920)
Foreign currency translation adjustment	-	-	-	-	-	-	60,697	-	60,697	-	60,697
Comprehensive income	-	-	-	-	-	-	-	-	14,789,683	104,999	14,894,682
Decrease of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	28,446	28,446
Purchase of treasury shares	-	(133,033)	-	-	-	-	-	-	(133,033)	-	(133,033)
Increase of capital stock with reserves (5)	5,000,000	-	-	-	(5,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	859,482	10,295,189	-	-	(11,154,671)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(6,034,964)	(6,034,964)	(132,174)	(6,167,138)
Balance on December 31, 2015	43,100,000	(431,048)	35,973	6,052,949	43,867,071	70,496	(4,002,724)	2,096,710	90,789,427	125,335	90,914,762

(1)  In 2015, consists primarily of “net” unrealized gains/losses from investment securities, classified as available for sale (Notes 21 and 23), of which the net cumulative tax effects amount to R$ 2,700,764 thousand (2014 - R$ 438,285 thousand and 2013 - R$ 782.952 thousand));

(2)  On December 31, 2013 includes R$ 6,117,649 thousand (R$ 3,670,589 thousand, net of taxes), representing the realization of losses related to the sale and acquisition of available-for-sale securities totaling R$ 41,945,300 thousand, allowing that the new acquisition cost is aligned with the current fair value. Additionally, a total of R$ 19,121,109 thousand was reclassified from “Available for Sale Securities” to “Held-to-Maturity Securities,” given that the Insurance Group made the reclassification because of a the change in Management's intention. The mark-to-market accounting of these securities, totaling R$ 479,358 thousand, was maintained under Shareholders’ Equity and will be recognized in the income statement over the remaining term of the securities;

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

(4)  In 2014, we acquired shareholdings of 6.51% of Odontoprev SA and 1.45% of Banco Bradesco BBI SA that were held by non-controlling shareholders; and

(5)  In the Extraordinary General Meeting of March 10, 2015, deliberation was made to increase the Capital Stock by R$ 5,000,000 thousand, increasing it from R$ 38,100,000 thousand to R$ 43,100,000 thousand, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve, of compliance with the provisions in Article 169 of Law no 6,404/76, with a bonus of 20% in shares, by issuing 841,454,808 new nominative-book entry shares, with no nominal value, whereby 420,727,426 common and 420,727,382 preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of two (2) new shares for every ten (10) shares of the same type that they own, benefiting the shareholders registered on March 26, 2015.

The Notes are an integral part of the Consolidated Financial Statements.

  F - 8     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows

	R$ thousand
	Years ended December 31
	2015	2014	2013
Operating activities
Income before income taxes	9,603,583	19,330,791	14,319,169
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Impairment of loans and advances	14,721,152	10,291,386	9,623,870
Changes in the insurance technical provisions and pension plans	28,286,039	24,008,174	20,001,807
Net (gains)/losses from disposals of assets available for sale	247,288	(222,876)	5,698,697
Expenses with other provisions	3,510,916	2,324,505	1,132,596
Deferred acquisition cost (insurance)	(95,110)	(312,983)	(332,056)
Impairment of assets	650,588	1,300,378	459,193
Depreciation	1,057,722	1,056,389	1,018,239
Amortization of intangible assets	1,884,281	1,876,298	1,722,591
Equity in the earnings of associates and joint ventures	(1,528,051)	(1,389,816)	(1,062,687)
Losses on disposal of non-current assets held for sale	180,602	310,141	195,605
Net losses from disposal of property and equipment	96,630	35,706	24,795
Effect of changes in exchange rates on cash and cash equivalents	(2,911,155)	(618,226)	(1,339,711)
Others	-	16,254	12,273
Changes in assets and liabilities:
(Increase)/decrease in compulsory deposits with the Central Bank	(3,866,979)	4,456,083	(7,428,592)
(Increase)/decrease in loans and advances to banks	2,045,985	19,562,317	87,999,493
(Increase)/decrease in loans and advances to customers	(95,025,702)	(88,722,859)	(95,688,070)
(Increase)/decrease in financial assets held for trading	(80,159,223)	14,689,614	7,619,533
(Increase)/decrease in other assets	(32,926,622)	(15,473,866)	(11,777,883)
Increase/(decrease) in deposits from banks	40,729,421	56,473,841	40,157,365
Increase/(decrease) in deposits from customers	(3,463,924)	6,883,751	16,961,511
Increase/(decrease) in financial liabilities held for trading	16,030,156	1,489,191	(2,223,600)
Increase/(decrease) in insurance technical provisions and pension plans	(3,904,319)	(7,777,977)	(8,441,504)
Increase/(decrease) in other provisions	(2,011,000)	(2,187,792)	(8,401,128)
Increase/(decrease) in other liabilities	29,295,296	18,571,777	13,181,535
Interest received	62,725,684	54,777,470	51,660,545
Interest paid	(38,823,738)	(32,704,290)	(29,518,063)
Income tax and social contribution paid	(7,419,802)	(6,446,222)	(6,192,982)
Other changes in taxes	(283,883)	(798,036)	(889,743)
Net cash provided by/(used in) operating activities	(61,354,165)	80,799,123	98,492,798

Investing activities
(Acquisitions)/disposal of subsidiaries, net of cash and cash equivalents paid/received	-	46,068	-
(Acquisitions) of financial assets available for sale	(61,153,632)	(48,896,316)	(97,805,696)
Proceeds from sale of financial assets available for sale	39,147,316	37,713,211	71,371,855
Maturity of investments held to maturity	269,063	-	303,307
(Acquisitions) of investments held to maturity	-	(641,845)	-
Disposal of non-current assets held for sale	742,732	663,789	658,039
(Acquisitions) of investments in associates	(971,672)	(6,000)	-
Dividends received from investments in associates	668,178	804,883	767,765
(Acquisition) of property and equipment	(2,181,549)	(1,559,585)	(1,332,570)
Disposal of property and equipment	205,094	263,457	303,996
(Acquisition) of intangible assets	(1,971,881)	(1,270,280)	(2,362,977)
Dividends received	251,623	295,780	189,865
Interest received	13,033,426	9,143,482	4,719,738
Net cash provided by/(used in) investing activities	(11,961,302)	(3,443,356)	(23,186,678)

Bradesco F - 9

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2015	2014	2013
Financing activities
Funds from securities issued	68,385,187	53,526,003	43,567,205
Payments on securities issued	(49,217,829)	(32,577,909)	(38,524,851)
Issuance of subordinated debts	11,304,318	-	713,760
Payments on subordinated debts	(1,271,261)	(2,706,203)	(1,762,491)
Acquisition of treasury shares	(133,033)	(28,922)	(71,792)
Capital transaction	-	(391,392)	-
Increase/(decrease) of non-controlling interest	28,446	(192,292)	(10,870)
Interest paid	(11,093,967)	(4,704,334)	(5,923,242)
Interest on equity and dividends paid	(5,007,596)	(3,925,450)	(4,362,781)
Net cash provided by/(used in) financing activities	12,994,265	8,999,501	(6,375,062)

(Decrease)/Increase in cash and cash equivalents	(60,321,202)	86,355,268	68,931,058

Cash and cash equivalents
At the beginning of the period	204,671,481	117,697,987	47,427,218
Effect of changes in exchange rates on cash and cash equivalents	2,911,155	618,226	1,339,711
At the end of the period	147,261,434	204,671,481	117,697,987

(Decrease)/Increase in cash and cash equivalents	(60,321,202)	86,355,268	68,931,058

Non-cash transactions
Credit operations transferred to non-current assets held for sale	1,591,998	1,390,525	1,356,644
Dividends and interest on equity declared but not yet paid	3,622,958	3,313,760	1,504,216
Unrealized (gains)/losses on securities available for sale	3,403,920	(441,178)	7,530,127

The Notes are an integral part of the Consolidated Financial Statements.

F - 10    IFRS – International Financial Reporting Standards – 2015

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

The Organization was originally listed on the São Paulo Stock Exchange (“BM&FBovespa”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements, in accordance with the IFRS, were approved by the Board of Directors on March 7, 2016.

2)     Significant accounting practices

These consolidated financial statements of the Organization were prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statements of financial position, consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows as well as the notes to the consolidated financial statements.

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

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 19 details the accounts of the consolidated statement of financial position that comprise cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes and the participation of non-controlling interests was adjusted by non-cash items such as provisions, depreciation, amortization and losses due to impairment of loans and advances. The interest received and paid are classified as operating, financing or investment cash flows according to the nature of the corresponding assets and liabilities.

Bradesco F - 11

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for impairment losses of loans and advances; estimates of the fair value of financial instruments; depreciation and amortization; impairment losses in assets; the useful life of intangible assets; evaluation of the realization of tax assets; assumptions for the calculation of technical provisions for insurance; supplemental pension plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization.

a)      Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Country	Shareholding interest (%)
			December 31
			2015	2014
Banco Alvorada S.A.	Banking	Brazil	99.99	99.99
Banco Bradesco Financiamentos S.A.	Banking	Brazil	100.00	100.00
Banco Boavista Interatlântico S.A.	Banking	Brazil	100.00	100.00
Banco Bradesco Argentina S.A.	Banking	Argentina	99.99	99.99
Banco Bradesco Europa S.A.	Banking	Luxembourg	100.00	100.00
Banco Bradesco BERJ S.A.	Banking	Brazil	100.00	100.00
Banco Bradescard S.A.	Cards	Brazil	100.00	100.00
Banco Bradesco BBI S.A.	Investment Bank	Brazil	99.80	99.80
Banco Bradesco Cartões S.A.	Cards	Brazil	100.00	100.00
Bradesco Administradora de Consórcios Ltda.	Consortium Management	Brazil	100.00	100.00
Bradseg Participações S.A.	Holding	Brazil	100.00	100.00
Bradesco Auto/RE Cia. de Seguros	Insurance	Brazil	100.00	100.00
Bradesco Capitalização S.A.	Capitalization	Brazil	100.00	100.00
Odontoprev S.A.	Dental Health	Brazil	50.01	50.01
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	100.00	100.00
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Broker	Brazil	100.00	100.00
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Broker	Brazil	100.00	100.00
Bradesco Saúde S.A.	Insurance/Health	Brazil	100.00	100.00
Bradesco Seguros S.A.	Insurance	Brazil	100.00	100.00
Bradesco Vida e Previdência S.A.	Pension plan/Insurer	Brazil	100.00	100.00
Bradesplan Participações Ltda.	Holding	Brazil	100.00	100.00
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	Brazil	100.00	100.00
Tempo Serviços Ltda.	Service Provider	Brazil	100.00	100.00
União de Participações Ltda.	Holding	Brazil	100.00	100.00

None of the investments in subsidiary, associates and joint ventures presented significant restrictions on transferring resources in the form of cash dividends or repayment of obligations, during the periods reported.

F - 12    IFRS – International Financial Reporting Standards – 2015

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

iii.     Joint ventures

The Organization has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties.  A joint venture is an arrangement in which the Organization has joint control, whereby the Organization has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the equity method.

Bradesco F - 13

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iv.     Structured entities

A structured entity is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Structured entities normally have some or all of the following features or characteristics:

•	restricted activities;
•

a narrow and well-defined objective, such as, to effect a specific structure like a tax efficient lease, to perform research and development activities, or to provide a source of capital or funding to an entity or to provide investment opportunities for investors by passing risks and rewards associated with the assets of the structured entity to investors;

•	thin capitalisation, that is, the proportion of ‘real’ equity is too small to support the structured entity’s overall activities without subordinated financial support; and
•	financing in the form of multiple contractually linked instruments to investors that create concentrations of credit risk or other risks (tranches).

v.      Transactions with and interests of non-controlling shareholders

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

F - 14    IFRS – International Financial Reporting Standards – 2015

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

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as “Net gains/(losses) of foreign currency transactions”.

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

Bradesco F - 15

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c)      Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short–term investments, with original maturities of three months or less and  which are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 19(b) – “Cash and cash equivalents”.

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

F - 16    IFRS – International Financial Reporting Standards – 2015

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

iii.     Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the derivative contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the income statement under “Net gains and losses from financial instruments for trading.”

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

F - 18    IFRS – International Financial Reporting Standards – 2015

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

F - 20    IFRS – International Financial Reporting Standards – 2015

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

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated income statement under the heading “Other operating income/(expenses).”

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

F - 22        IFRS – International Financial Reporting Standards – 2015

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

F - 24    IFRS – International Financial Reporting Standards – 2015

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

F - 26    IFRS – International Financial Reporting Standards – 2015

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

The PPNG-RVNE Provision that corresponds to the estimate of current risks, but which are not issued, is calculated based on the provisions in SUSEP Circular no 517/15, and the Provision for Claims Incurred But Not Reported (IBNR) related to the extended warranty industry until October 2015 were calculated based on the provisions in SUSEP Circular no 517/15, and after this date it is constituted based on the claims Incurred But Not Paid (IBNP) minus the balance of the PSL on the base date of the calculation. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 11 half-year periods to determine a future projection per occurrence period and to consider the estimated claims ‘Incurred But Not Sufficiently Reported' (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process.

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

Other technical provisions correspond to the Provision for Administrative Expenses (PDA) arising on the Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations.

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

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test. LAT is calculated using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders and improvement of G Scale and using a risk free forward interest rate structures which was approved by SUSEP to discount the future cash flows. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

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

F - 28    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii. Health

The reserve for claims incurred but not reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on monthly run-off triangles that consider the historical development of claims reported in the last 12 months to establish a future projection per period of occurrence

The provision for unsettled claims (PSL) is based on claims received up to the reporting date, including judicial claims and related costs adjusted for inflation.

The mathematical reserve for unvested benefits (PMBAC) relates to the individual health care plan portfolio and accounts for the risk related to the cover of the holder’s dependents for five years following the death of the holder. It is calculated using: a 5.2% annual discount rate; the period over which holders are expected to remain in the plan up to their death; and the projected costs of the five-year-period cover in which no premiums will be received.

The mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remission of installments in cash, regarding the coverage of health assistance and by the premiums through payment of insured persons participating in the Bradesco Saúde insurance - "GBS Plan", as provided for in the ANS Normative Resolution no 75/2004, and considering a discount rate of 5.2% per annum.

The other provisions for the individual health portfolio are constituted to cover differences between the expected present value of claims and related future costs and the expected present value of future premiums, considering a discount rate of 5.2% per year.

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

iv. Operations with DPVAT Insurance

Revenue from DPVAT premiums and the related technical reserves are recorded gross, based on reports received from Seguradora Lider S.A. which acts as the “lead insurer” of the Consortium of Insurance DPVAT S.A. in proportion to the percentage of Bradesco’s stake in the consortium. It is the function of the lead insurer to collect the premiums, coordinate policy issuance, settle claims and manage the administrative costs within the consortium, in accordance with the CNSP Normative Resolution no 273/12. As defined in the regulations of the consortium, 50% of the monthly net income is distributed to the consortium’s members in the following month. The remaining 50% of the monthly income is retained by the lead insurer over the year and transferred to the members of the consortium at the start of the following year.

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

Bradesco F - 29

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The mathematical reserve for unvested benefits (PMBaC) related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), and defined contribution plans, includes the contributions, received from participants, net of costs and other contractual charges, plus the financial return generated through the investment of these amounts in units of specially constituted investment funds (FIE).

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

The Complementary Reserve for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see Note 2(n)(vi)). LAT is prepared semiannually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement of G Scale and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate iscalculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

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

F - 30    IFRS – International Financial Reporting Standards – 2015

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

The test considerers projections of claims and benefits that have occurred and are to occur, administrative expenses, allocable expenses related to the claims, intrinsic options and financial surpluses, salvage and recoveries and other income and expense directly related to the insurance contracts.

To calculate the present value of projected cash flows, the Organization used the risk free forward (ETTJ) rate which was approved by SUSEP.

According to SUSEP Circular no 517/2015, the test was segmented between life insurance and pension products and property coverage, and liabilities related to DPVAT insurance were not included in the adequancy test.

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

The result of the liability adequacy test for pension products and life insurance, was fully recognized in profit or loss at the reporting date as provided in SUSEP Circular no 517/2015.

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

The result of the liability adequacy test, for property coverage, did not present insufficiency and, consequently, no additional PCC provisions were recorded.

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

p)      Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plan contracts or over an average period of twelve months. Expenses relating to insurance agency operations relating to the sale of health plans are appropriated over a twenty-four month period.

It also includes the deferred acquisition costs relating to exclusivity contracts with retailers for marketing insurance guarantees, to be amortized over a period of up to twelve years.

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

F - 32    IFRS – International Financial Reporting Standards – 2015

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

Insurance and coinsurance premiums, net of premiums transferred through coinsurance and reinsurance and related commissions, are recognized as income upon issuance of the respective policies / certificates / endorsements and invoices, or at the beginning of the risk period for cases in which the cover begins before issue date, and accounted for on a straight-line basis, over the duration of the policies, through the upfront recognition and subsequent reversal of the provision for unearned premiums and the deferred acquisition costs.

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

F - 34    IFRS – International Financial Reporting Standards – 2015

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

Acquisition costs relating to the insurance commission are deferred and recognized in proportion to the recognition of earned premium.

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

w)     Income tax and social contribution expenses

Income tax and social contribution deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recorded in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), mark-to-market adjustments on securities, restatement of judicial deposits, among others, are recorded in “Other Liabilities - Tax and Social Security”.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, financial company equivalent and of the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15, returning to the rate of 15% as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

By virtue of the amendment of the rate, the Organização Bradesco constituted, in September 2015, a supplement to the deferred tax asset of social contribution, considering the annual expectations of realization and the respective rates in force in each period, according to the technical study conducted.

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

x)       Segment reporting

Information for operating segments is consistent with the internal reports provided to the Executive Officers (being the Chief Operating Decision Makers), which are comprised by the Chief Executive Officer, Executive Vice-Presidents, Managing Directors and Deputy Directors. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, leasing, international bank operations, investment banking and private banking. The Organization’s banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, supplementary pension plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

F - 36    IFRS – International Financial Reporting Standards – 2015

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

Bradesco F - 37

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3)     Risk Management

Risk-management structure

The risk and capital management structure is made up of committees, which assist the Board of Directors, the CEO and the Board of Executive Officers in their strategic decision-making process.

The Organization has a committee known as the Integrated Risk and Capital Allocation Management Committee, whose duty is to advise the Board of Directors in performing its duties in risk management,  capital and control. This committee is assisted by the Capital Management Executive Committee, and Risk Management Executive Committees in managing a) Credit risk, b) Market and Liquidity risk, c) Operational and Social and Environmental risk, d) Bradesco’s Insurance Group and BSP Empreendimentos Imobiliários and e) compliance with the Basel Capital Acord. In addition to the Capital Management Executive Committee, and Risk Management Executive Committees there are Products and Services Executive Committee and business area Executive Committees, which suggest exposure limits for their respective risks and prepare the mitigation plans to be submitted to the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

It is worth highlighting the Integrated Risk Control Department (DCIR), responsible for implementing risk control and capital allocation through practices and certification of existence, execution and effectiveness of controls which assure acceptable risk levels in the Organization’s processes, independently, consistently, on a transparent and integrated manner. This Department is also responsible for complying with the Brazilian Central Bank rules for risk management activities.

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

F - 38    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization exercises complete control over its net position (the difference between purchase and sale agreements) and potential future exposures from operations where there is counterparty risk. Each counterparty’s exposure to risk is treated in the same way and is part of general credit limits granted by the Organization’s  to its customers. Usually, guarantees associated with this type of operation include margin deposits, which are made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

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

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors, depending on the amounts involved.

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

Bradesco F - 39

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The methodology used also follows the requirements established by National Monetary Council (CMN) Resolution 4,327/14 and includes analysis of social and environmental risk in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

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

F - 40    IFRS – International Financial Reporting Standards – 2015

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

In addition to the committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, adequacy of allowance for loan losses, loan recoveries, gross and net losses, portfolio limits and concentrations among others. This information is also reported to the Audit Committee on a monthly basis.

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

Bradesco F - 41

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Risk Exposure

We present below the maximum credit risk exposure of the financial instruments.

	R$ thousand
	December 31
	2015	2014
Cash and balances with banks	72,091,764	65,430,300
Derivative financial instruments	18,870,917	4,421,457
Loans and advances to banks	35,671,727	73,018,884
Loans and advances to customers	370,323,668	349,196,681
Other financial assets (1)	432,983,945	366,893,064
Total items recorded in the balance sheet (2)	929,942,021	858,960,386
Total items not recorded in the balance sheet (Note 41)	264,320,142	254,889,412
Total risk exposure	1,194,262,163	1,113,849,798

(1)    Includes Investments held to maturity recognized as amortized cost in the amount of R$ 40,003,560 thousand (2014 – R$ 25,071,031 thousand); and

(2)    Collaterals are mainly represented by: securities, properties, financial investments, sureties and guarantees.

The Organization's maximum credit risk exposure was R$ 1,194,262,163 thousand in 2015, which was an increase of 7.2% from December 2014.

Of this exposure, R$ 72,091,764 thousand, or 6.0% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

The “Other financial assets” item totaling R$ 432,983,945 thousand (36.3% of the total exposure), have a low credit risks as it primarily consists of Brazilian government bonds which, are recorded at their market value, represented by “Financial assets held for trading” R$ 159,623,449 thousand (2014 – R$ 78,498,311 thousand) and “Financial assets available for sale” R$ 117,695,450 thousand (2014 – R$ 120,961,734 thousand).

In 2015, items not recorded in the consolidated statement of financial position (recorded in off-balance sheet accounts) amounted to R$ 264,320,142 thousand (2014 - R$ 254,889,412 thousand), reaching a level of 22.1% (2014 – 22.9%) of total exposure.

The following provides a detailed analysis of other exposures subject to credit risk totaling R$ 424,866,312 thousand, representing 35.6% of the total exposure, including derivatives of R$ 18,870,917 thousand, loans and advances to banks of R$ 35,671,727 thousand and loans and advances to clients of R$ 370,323,668 thousand.

Derivative Financial Instruments

	R$ thousand
	December 31
	2015	2014
Traded in the stock exchange	5,561,772	81,180
OTC contract	13,309,145	4,340,277
Total	18,870,917	4,421,457

In relation to derivatives, 70.5% of the total, refers basically to over-the-counter contracts. Of the total of the Derivative financial instruments, 80.0% is assessed to have "low credit risk" by the Organization's internal procedures.

F - 42    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Loans and advances to banks

We present below the portfolio of loans and advances to banks as rated internally by the Organization:

	R$ thousand
	December 31
	2015	2014
Low risk	35,627,580	72,968,103
Medium risk	-	50,781
High risk	44,147	-
Total	35,671,727	73,018,884

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

Of total loans and advances to banks, 99.9% are not rated as past-due or impaired. In addition, the portfolio has no debt-rescheduling history.

Loans and advances to customers

The loans and advances to customers are classified as:

•        Neither past due nor impaired.

•        Past due but not impaired.

•        Impaired, including loans and advances classified as impaired and loans and advances that are analyzed individually for loss classified as impaired.

The Organization’s loans and advances to customers are classified as “impaired” when they fall in at least one of the following situations: (a) are delinquent more than 90 days, except for housing loan operations secured by residential property (overdue more than 180 days) and/or; (b) have incurred a loss and/or; (c) have been renegotiated and/or; (d) have been reclassified as a higher risk level; and/or (e) have been subject to bankruptcy events. Notably, the internal models used by the Organization are based on client or product.

	R$ thousand
	December 31,
	2015	2014
Neither past due nor impaired (i)	326,363,904	311,423,678
Past due but not impaired (ii)	11,656,848	6,932,215
Impaired (iii)	32,302,916	30,840,788
Total loans and advances to customers	370,323,668	349,196,681
Impairment of loans and advances	(25,455,204)	(21,132,677)
Net amount	344,868,464	328,064,004

The portfolio of loans and advances to customers grew by 6.1% from 2015 to December 2014.

Bradesco F - 43

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(i)        Loans and advances to customers neither past due nor impaired

	R$ thousand
	December 31,
	2015	2014
Low risk	318,889,943	305,446,990
Medium risk	6,338,308	4,246,414
High risk	1,135,653	1,730,274
Total	326,363,904	311,423,678

Ratings as assigned by the Organization: Low risk: Ratings AA1 – C3; Medium risk: Rating D; and High risk: Ratings E – H.

The loans and advances to customers assessed to be neither past due nor impaired totaled R$ 326,363,904  thousand in 2015.

Of the total transactions, 97.7% were classified as low risk.

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

	R$ thousand
	December 31,
	2015	2014
Past due up to 60 days	9,286,212	5,824,269
Overdue between 61 and 90 days	2,241,006	1,043,598
Overdue for more than 90 days	129,630	64,348
Total	11,656,848	6,932,215

The above table shows loans and advances, which despite being overdue, do not provide indications of possible impairment. This amount represented 3.1% of the portfolio in 2015 (2014 – 2.0%).

F - 44    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iii)     Loans and advances to customers impaired

	R$ thousand
	December 31,
	2015	2014
Portfolio not yet due	14,185,533	13,310,390
Past due up to 60 days	2,199,703	3,814,291
Overdue between 61 and 90 days	1,097,900	1,487,221
Overdue for more than 90 days	14,819,780	12,228,886
Total	32,302,916	30,840,788

Loans and advances to customers impaired reached R$ 32,302,916 thousand and accounted for 8.7% of the total portfolio in 2015 (2014 - 8.8%).

By type of loan category

The following table presents the loans and advances impaired by category:

	R$ thousand
	December 31,
	2015	2014
Working capital	6,846,091	4,661,167
Credit card	5,128,607	4,709,358
Personal credit	3,617,781	4,283,065
Vehicles – CDC (Direct consumer credit)	1,631,255	2,816,045
Housing loans	1,081,833	1,375,115
Financing and export	1,043,922	832,621
Rural loans	805,392	746,489
Onlending BNDES/Finame	771,581	1,293,028
Overdraft for individuals	651,011	702,665
Overdraft for corporates	281,176	324,370
Leasing	279,269	436,399
Others	10,164,998	8,660,466
Total	32,302,916	30,840,788

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

Bradesco F - 45

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	December 31
	2015	2014
Renegotiated loans and advances at the beginning of the year	10,775,621	10,190,180
Additional renegotiated amounts, including interest	13,128,228	10,482,519
Payments received	(7,256,464)	(5,864,616)
Write-offs	(3,918,662)	(4,032,462)
Renegotiated loans and advances at the end of the year	12,728,723	10,775,621
Impairment of loans and advances	(7,547,690)	(7,239,474)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	5,181,033	3,536,147

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	59.3%	67.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio	3.4%	3.1%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	1.5%	1.1%

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

Concentration of credit risk in loans and advances

	R$ thousand
	December 31
	2015	2014
Largest borrower	2.8%	2.0%
Ten largest borrowers	9.2%	6.9%
Twenty largest borrowers	13.3%	10.0%
Fifty largest borrowers	19.5%	14.2%
Hundred largest borrowers	23.8%	17.8%

All ranges presented increase in concentration in 2015 compared to December 2014.

F - 46    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterpart operates.

	December 31
	2015		2014
	R$ thousand	%	R$ thousand	%
Public sector	10,250,375	2.8%	6,849,002	2.0%
Federal	10,241,594	2.8%	6,828,851	2.0%
State	8,781	-	20,151	-
Private sector	360,073,293	97.2%	342,347,679	98.0%
Individuals	147,859,789	39.9%	141,219,983	40.4%
Industry	65,158,837	17.6%	56,651,087	16.2%
Commerce	41,267,638	11.1%	43,024,256	12.3%
Services	102,629,056	27.7%	97,987,989	28.1%
Agribusiness	3,157,973	0.9%	3,464,364	1.0%
Total portfolio	370,323,668	100.0%	349,196,681	100.0%
Impairment of loans and advances	(25,455,204)	-	(21,132,677)	-
Total of net loans and advances to customers	344,868,464	-	328,064,004	-

Notably, over the last year, there was an increased participation of “Public sector” and “Individuals”.

Measurement of Credit Risk

Periodically, the Organization evaluates the existence of objective evidence of loss in the loans and advances portfolio, taking into account its historical experience of impairment losses and employing other methodologies to consider the customer' quality as well as the nature of the transaction including its guarantees for estimating the expected cash flows, which are reviewed regularly in order to constantly improve the models and to ensure that  the provision is sufficient.

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

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collaterals include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft, machinery and equipment. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees and letters of credit.

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

On December, 2015, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies” is R$ 136,668 thousand (2014 – (i) the amount of risk transferred under credit swaps whose underlying assets are “securities – securities of foreign government debt” is negative R$ 1,326,900 thousand; and (ii) the risk received in credit swaps whose underlying assets are “derivative with companies” is R$ 13,281 thousand, amounting to a total net credit risk value of negative R$ 1,313,619 thousand), with an effect on the calculation of required shareholders’ equity of negative R$ 15,033 thousand (R$ 71,519 thousand in 2014). The contracts related to credit derivatives transactions described above are due in 2020. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$ 42 thousand. There were no credit events, as defined in the agreements, during the period.

F - 48    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Offsetting of financial assets and liabilities

According to IFRS 7, the Bank must also present the amounts related to financial instruments subject to master netting agreements or similar agreements, which do not meet some or all of offsetting criteria from IAS 32. Similar agreements include the Global Derivative Agreements (CGD/ISDA) and the Global Master Repurchase Agreements (GMRA).

Part of the derivative financial instruments transacted by the Bank in environments that are not stock exchange, are executed through contracts CGD and ISDA (International Swaps and Derivatives  agreement), in Brazil and abroad.

The table below shows the offsetting of financial assets and liabilities:

	R$ thousand
	2015
	Gross amount of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities purchased under agreements to resell	111,024,912	3,782	111,021,130
Derivatives	18,870,917	301,725	18,569,192

	R$ thousand
	2015
	Gross amount of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities sold under repurchase agreements	222,291,364	3,782	222,287,582
Derivatives	19,345,729	301,725	19,044,004

Bradesco F - 49

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	2014
	Gross amount of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities purchased under agreements to resell	136,738,812	12,765	136,726,047
Derivatives	4,421,457	345,370	4,076,087

	R$ thousand
	2014
	Gross amount of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position	Net amount
Securities sold under repurchase agreements	219,359,890	12,765	219,347,125
Derivatives	3,315,573	345,370	2,970,203

3.2.  Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization’s financial instruments, such as its asset and liability transactions that may have mismatched maturities, currencies and indexes.

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

In compliance with the best Corporate Governance practices, to preserve and strengthen the management of market risk in the Organization, as well as to meet the requirements of Resolution no 3.464/07, of the National Monetary Council (CMN), the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annuallly by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market and liquidity risks.

In addition to the policy, the Organization has specific rules to regulate the market risk management process, as follows:

•       Classification of Operations;

•       Reclassification of Operations;

•       Trading of Public or Private Securities;

F - 50    IFRS – International Financial Reporting Standards – 2015

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

The Banking Portfolio is monitored with the following limits:

•       Interest rate risk limit.

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

Trading and Regulatory Portfolio

Trading Portfolio risks are controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of economic shocks and events that are financially unfavorable to the Organization’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Organization’s economists based on historical and prospective data for the risk factors in the Organization portfolio.

Bradesco F - 51

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It is worth noting that the historical simulation and the Delta–Gama–Vega models are applied to measure all risk factors of an options portfolio, whichever is the most conservative. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio are determined on a credit risk basis, as per Central Bank of Brazil resolution, ie, are not included in the market risk calculation.

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is based on the EVE methodology, which measures the economic impact on the positions, according to scenarios prepared by the Organization’s economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Organization’s investments and capital-raising.

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

In measuring the Banking Portfolio interest rate risk, the possibility of the early settlement is not considered as this possibility is not relevant to the total volume. For demand and savings deposits with undetermined maturity, their historical behaviors and the possibility of maintaining them are studied. Thus, after all the deductions from demand and savings deposits, for example, the compulsory reserve held at Brazilian Central Bank, the remaining balance (free funds) is considered in accordance with the maturity flows of fixed-rate lending operations.

We emphasize that the insurance operations are not exposure to significant currency risk.

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

Whenever possible, the Bank uses prices and quotes from by the Securities, Commodities and Futures Exchange and the Secondary Markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Organization’s validation and assessment processes.

Mark-to-market criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

F - 52    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury Executive Committee or the Product and Service Executive Committee and their pricing criteria must be defined by the CMM.

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

In December 2014, the Brazilian National Monetary Council (CMN) published Resolution 4,389/14, which amended Resolution 4,277/13. These resolutions set forth the basic procedures that entities must follow in pricing financial instruments to market value and the guidelines to apply prudential adjustments to these instruments. In accordance with the above mentioned procedures, Bradesco is already aligned with these resolutions’ guidelines, including applying due prudential adjustments required by the regulation.

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

Accordinly, the area carries out activities that allow the development and constant improvement of the tests included in the test program. The test programs are specific for each type of model and are classified into six dimensions, grouped into qualitative and quantitative types:

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

The responsibility for executing the independent validation process, that includes the analysis and the assessment of models, lies with to the Independent Model Validation Area (AVIM), which uses structures that are already implemented and settled in the Organization to avoid overlapping tasks.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the Integrated Risk Control Department, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once a week by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined every fifteen days by the Asset and Liability Management Treasury Executive Committee. At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk and Capital Allocation Management Committee and submitted to approval of the Board of Directors, and they are revised at least once a year.

In case of disruption of any limit, the head of the business division responsible for the position is informed of the threshold use, and the Integrated Risk and Capital Allocation Management Committee is called in a timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revised position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

F - 54    IFRS – International Financial Reporting Standards – 2015

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

The hedge operations executed by Bradesco’s Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

•       control and classify the operations,  respecting the exposure and risk limits in effect;

•       alter, modify or revert positions due to changes in the market and to operational strategies; and

•       reduce or mitigate exposures to operations in inactive markets, in conditions of stress or of low liquidity.

Fair value Hedge accounting

Bradesco constituted a hedge to protect from the market risk, using futures contracts, which generated R$ 1,406,154 thousand, for protection against the effects of the exchange rate variation of the firm commitment concerning the purchase and sale of shares agreement (Note 43 (1)), which produced an adjustment to the market value of (R$ 1,761,964 thousand). The effect of these operations, recorded in the caption derivative financial instruments, was an expense of R$ 355,810 thousand.

Standardized and “Continuous Use” Derivatives

Bradesco’s Treasury Department may use standardized (traded on an exchange) and “continuous use” (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section we present the evolution of financial exposure, the VaR calculated using the internal  model and its backtesting and the Stress Analysis.

Bradesco F - 55

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial Exposure – Trading Portfolio

	R$ thousand
	December 31
Risk Factors	2015		2014
	Assets	Liabilities	Assets	Liabilities
Fixed rate	48,582,147	3,260,337	45,180,176	84,966,113
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	3,385,148	3,225,568	10,132,364	3,943,431
Forex Coupon	1,577,228	1,429,773	7,558,990	5,179,851
Foreign Currency	12,304,611	12,257,907	19,449,097	20,028,084
Equities	-	-	296,396	1,022
Sovereign / Eurobonds and Treasuries	10,907,639	6,095,598	12,055,852	9,473,734
Other	320,877	3,264	606,845	53,738
Total	77,077,650	26,272,447	95,279,720	123,645,973

VaR Internal Model –Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects in end of 2015 was R$ 18,016 thousand, with the prefixed risk as the largest participation of the portfolio.

Risk Factors	R$ thousand
	December 31
	2015	2014
Fixed rate	16,514	20,368
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	524	10,495
Forex Coupon	1,117	6,048
Foreign Currency	937	8,640
Equities	-	3,737
Sovereign/Eurobonds and Treasuries	6,468	5,526
Others	30	1,995
Correlation / Diversification Effect	(7,574)	(20,260)
VaR at the end of the year	18,016	36,549

Average VaR in the year	21,450	36,356
Minimum VaR in the year	4,878	16,090
Maximum VaR in the year	64,538	56,896

 Note: 1-day VaR and net of tax effects.

VaR Internal Model – Regulatory Portfolio

Bradesco Organization was the first financial institution to be authorized by Brazilian Central Bank to use, since January 2013, its internal market risk models, which had already been in use by the Organization’s management, to assess regulatory capital requirements(1) for all risk factors and all companies of the Organization. This capital is calculated based on the Regulatory Portfolio, which comprises the Trading Portfolio and the Foreign Exchange Exposure and the Commodities Exposure of the Banking Portfolio, through the use of the normal delta VaR model. In addition, the historical simulation and the Delta–Gama–Vega models are applied to measure all risk factors to an options portfolio, whichever is the most conservative. In this model, risk value is extrapolated to the regulatory horizon(2) (at least ten days) by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

(1)  For purposes of calculating the Market Risk portion, capital requirement will be the maximum between the internal model and 80% of Brazilian Central Bank’s standard model, as per Brazilian Central Bank’s Circular Letters 3,646/13 and 3,674/13; and

(2) The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Brazilian Central Bank, is adopted.

F - 56    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ mil
	December 31
Risk Factors	2015		2014
	VaR	Stressed	VaR	Stressed
Interest rate	55,695	110,807	96,136	211,451
Exchange rate	48,914	70,643	60,771	102,805
Commodity price (Commodities)	3,099	7,209	2,103	3,836
Equities	-	-	15,821	16,706
Correlation / Diversification Effect	(17,398)	(10,732)	(40,471)	(53,131)
VaR at the end of the year	90,310	177,927	134,360	281,667

Average VaR in the year	100,250	179,591	142,015	271,875
Minimum VaR in the year	26,434	72,814	55,350	146,052
Maximum VaR in the year	312,386	378,198	201,431	346,826

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Brazilian Central Bank Circular Letters no 3,646/13 and 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and the multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetic P&L, obtained from the same positions used in the VaR calculation, and with the effective P&L, also considering the intraday operations for which VaR was estimated.

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

The hypothetical and effective P&L for the last 250 business days exceeded their respective VaR with a 99% confidence level four times.

The exceptions were mainly due to the increase in volatility in the domestic market arising from the uncertainties about meeting of the fiscal target. According to the document published by the Basel Committee on Banking Supervision(3), exceptions are classified as being due to “either bad luck or the markets did not behave as expected by the model”, i.e. volatility was significantly higher than expected and, in certain situations, the correlations differed from those forecast by the model.

(3) Supervisory Framework for the use “Backtesting” in Conjunction with the Internal Models Approach to Market Risk Capital Requirements (January 1996).

Bradesco F - 57

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stress Analysis – Trading Portfolio

The Organization also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of -/diversification between the risk factors and the tax effects, the average of the possible loss estimates in a stress situation would be R$ 190,301 thousand in 2015 (2014 – R$ 384,415 thousand), and the maximum estimated loss in the year of 2015 would be R$ 397,795 thousand (2014 – R$ 542,079 thousand).

	R$ thousand
	December 31
	2015	2014
At the end of the year	184,312	437,960
Average in the year	190,301	384,415
Minimum in the year	54,060	162,252
Maximum in the year	397,795	542,079

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

Scenario 1:   Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$ 3.97 a scenario of R$ 4.00 was used, while for a 1-year fixed interest rate of 15.87%, a 15.88% scenario was applied;

Scenario 2:   25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 3.97 a scenario of R$ 4.96 was used, while for a 1-year fixed interest rate of 15.87%, a 19.83% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3:   50% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 3.97 a scenario of R$ 5.95 was used, while for a 1-year fixed interest rate of 15.87%, a 23.80% scenario was applied; The scenarios for other risk factors also account for 50% stresses in the respective curves or prices.

F - 58    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading and Banking Portfolio

		R$ thousand
		Trading & Banking Portfolios (1)
		December 31, 2015			December 31, 2014
			Scenario			Scenario
Risk Factors	Definition	1	2	3	1	2	3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(5,027)	(1,920,630)	(3,739,629)	(6,653)	(2,026,998)	(3,924,153)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(7,930)	(1,395,457)	(2,613,957)	(9,382)	(1,370,926)	(2,568,347)
Forex Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(581)	(81,873)	(150,673)	(526)	(57,069)	(106,625)
Foreign Currency	Exposures subject to the FX variation	(5,054)	(132,492)	(264,983)	(7,430)	(142,382)	(272,480)
Equities	Exposures subject to the variation of share prices	(12,054)	(301,354)	(602,707)	(17,898)	(447,446)	(894,892)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(1,260)	(51,310)	(101,025)	(898)	(40,715)	(79,422)
Others	Exposures that do not match the previous definitions	(454)	(11,353)	(22,706)	(1,100)	(28,795)	(57,591)
Total without correlation		(32,360)	(3,894,469)	(7,495,680)	(43,887)	(4,114,331)	(7,903,510)
Total with correlation		(17,879)	(3,218,376)	(6,181,241)	(32,947)	(3,412,335)	(6,546,331)

(1)      Values net of taxes.

Bradesco F - 59

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below we also present the sensitivity analysis of the Trading Portfolio, which contains the exposures that could have a material impact on the Organization’s results, emphasizing that results show the impact for each scenario on a static portfolio position. However, the market is highly dynamic which results in continuous changes in these positions. Moreover, as previously mentioned, the Organization has an on-going process of market risk management, which constantly seeks to adjust positions to mitigate related risks according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in a certain position. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		December 31, 2015			December 31, 2014
		Scenario			Scenario
Risk Factors	Definition	1	2	3	1	2	3
Interest Rates in Reais	Exposures subject to variations of fixed interest rates and coupon rate	(867)	(321,946)	(627,934)	(1,171)	(366,067)	(712,658)
Price indices	Exposures subject to the variation of the coupon rate of the price indices	(53)	(8,834)	(16,217)	(569)	(80,643)	(157,231)
Forex Coupon	Exposures subject to the variation of the coupon rate of foreign currencies	(30)	(1,312)	(2,592)	(435)	(47,993)	(89,385)
Foreign Currency	Exposures subject to the FX variation	(276)	(6,898)	(13,796)	(3,418)	(85,185)	(170,367)
Equities	Exposures subject to the variation of share prices	-	-	-	(651)	(16,264)	(32,529)
Sovereign/ Eurobonds and Treasuries	Exposures subject to the variation of the interest rate of securities traded on the international market	(530)	(7,281)	(14,747)	(574)	(29,250)	(56,730)
Others	Exposures that do not match the previous definitions	-	(2)	(3)	(1,121)	(27,687)	(55,374)
Total without correlation		(1,756)	(346,273)	(675,289)	(7,939)	(653,089)	(1,274,274)
Total with correlation		(1,357)	(333,171)	(649,489)	(5,250)	(434,142)	(843,678)

(1)    Values net of taxes.

F - 60    IFRS – International Financial Reporting Standards – 2015

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

One of the objectives of the Organization’s Policy on Market and Liquidity Risk Management, approved by the Board of Directors, is to set out the rules, criteria and procedures that guarantee the establishment of the Minimum Liquidity Reserve (RML) for the Organization, as well as the strategy and action plans for liquidity crisis situations. The policy and controls established fully comply with National Monetary Council Resolution 4,090/12.

As part of the criteria and procedures approved, the Organization establishes the minimum daily liquidity reserve and the types of assets eligible to be included in the available resources. It also establishes the instruments for managing liquidity in a normal scenario and in a crisis scenario and the strategies to be implemented in each case.

Control and Monitoring

The liquidity risk management process is conducted by Bradesco’s Treasury Department based on the positions provided by the back-office area, which is responsible for providing the necessary information to the management and for monitoring the compliance with the limits established. The Integrated Risk Control Department is responsible for the methodology for measuring the minimum liquidity reserve, controlling the limits established according to currency and type of company (including non-financial firms), reviewing the policies, rules, criteria and procedures, and conducting studies for new recommendations.

Liquidity risk is monitored in meetings of the Treasury Asset and Liability Management Executive Committee, which manages liquidity reserves, with term and currency mismatches. Monitoring is also handled by the Integrated Risk and Capital Allocation Management Committee and the Board of Directors.

In addition to the controlling and monitoring internal methodology, in October 2015 the Organization began to measure and report to BCB the Short-Term Liquidity indicator (LCR), as provided by National Monetary Council Resolution 4,401/15 of BCB Circular Letter 3,749/15.

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

	R$ thousand
	December 31, 2015
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	150,331,118	20,291,509	71,326,932	65,961,025	7,919,945	315,830,529
Deposits from customers	130,723,632	5,248,961	17,115,696	56,442,974	-	209,531,263
Funds from securities issued	5,656,769	5,745,925	44,293,275	91,813,081	1,362,297	148,871,347
Subordinated debt	1,326	393	220,054	34,278,197	28,955,215	63,455,185
Other financial liabilities (1)	33,004,342	2,704,788	6,198,291	3,669,150	4,593,310	50,169,881
Total liabilities	319,717,187	33,991,576	139,154,248	252,164,427	42,830,767	787,858,205

	R$ thousand
	December 31, 2014
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	156,597,215	12,476,450	61,952,803	63,523,273	6,008,538	300,558,279
Deposits from customers	139,924,613	11,547,029	14,673,694	55,221,182	268,807	221,635,325
Funds from securities issued	3,627,093	7,153,234	38,964,220	53,581,427	3,097,228	106,423,202
Subordinated debt	330,835	40,805	2,882,799	37,186,527	12,149,375	52,590,341
Other financial liabilities (1)	31,269,551	2,590,313	5,460,287	404,715	-	39,724,866
Total liabilities	331,749,307	33,807,831	123,933,803	209,917,124	21,523,948	720,932,013

(1)    Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance leasing and capitalization bonds.

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

F - 62    IFRS – International Financial Reporting Standards – 2015

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

	R$ thousand
	December 31, 2015
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	6,095,945	590,439	1,212,280	7,920,786	456,162	16,275,612
Non-deliverable forwards	2,737,511	195,041	378,029	36,575	-	3,347,156
• Purchased	18,744	14,313	13,738	708	-	47,503
• Sold	2,718,767	180,728	364,291	35,867	-	3,299,653
Premiums of options	11,614	31,967	55,803	21,551	-	120,935
Adjustment payables - future	20,614	-	-	-	-	20,614
Total of derivative liabilities	8,865,684	817,447	1,646,112	7,978,912	456,162	19,764,317

	R$ thousand
	December 31, 2014
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Differential of swaps payable	346,649	115,965	447,568	1,722,738	438,477	3,071,397
Non-deliverable forwards	820,776	83,641	79,565	34,450	-	1,018,432
• Purchased	448,725	3,609	6,546	2,028	-	460,908
• Sold	372,051	80,032	73,019	32,422	-	557,524
Premiums of options	133,098	-	-	-	-	133,098
Adjustment payables - future	36,761	-	-	-	-	36,761
Total of derivative liabilities	1,337,284	199,606	527,133	1,757,188	438,477	4,259,688

Bradesco F - 63

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ mil
	December 31, 2015
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	72,091,764	-	-	-	-	-	72,091,764
Financial assets held for trading	3,612,532	44,910,148	65,668,238	17,239,116	5,845,695	22,347,720	159,623,449
Financial assets available for sale	15,492,144	14,989,348	14,699,465	37,119,401	26,071,346	9,323,746	117,695,450
Investments held to maturity	1,614	310	1,080	4,692,585	35,307,971	-	40,003,560
Assets pledged as collateral	117,735,013	4,664,281	535,117	7,948,870	13,606,640	-	144,489,921
Loans and advances to banks	25,966,200	5,125,023	2,631,802	1,893,758	3,627	-	35,620,410
Loans and advances to customers	48,849,077	81,615,491	49,906,092	128,028,009	36,469,795	-	344,868,464
Other financial assets (1)	21,155,622	359,485	377,601	9,690,087	1,246,693	-	32,829,488
Total financial assets	304,903,966	151,664,086	133,819,395	206,611,826	118,551,767	31,671,466	947,222,506

Liabilities
Deposits from banks	149,715,213	65,563,266	20,681,344	51,391,187	6,552,381	-	293,903,391
Deposits from customers (2)	130,851,646	11,850,391	9,485,648	42,322,415	-	-	194,510,100
Financial liabilities held for trading	18,666,928	381,846	198,067	98,888	-	-	19,345,729
Funds from securities issued	4,620,768	20,161,644	28,486,433	55,534,303	1,046,899	-	109,850,047
Subordinated debt	275,151	3,078	189,632	26,809,456	23,005,619	-	50,282,936
Insurance technical provisions and pension plans (2)	141,710,109	2,787,753	940,009	25,503,069	-	-	170,940,940
Other financial liabilities (3)	33,004,342	6,707,561	2,195,518	3,669,150	4,593,310	-	50,169,881
Total financial liabilities	478,844,157	107,455,539	62,176,651	205,328,468	35,198,209	-	889,003,024

F - 64    IFRS – International Financial Reporting Standards – 2015

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

Bradesco F - 65

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Company segregated by current and non-current, on the reporting date:

	R$ thousand
	December 31, 2015
	Current	Non-current	Total
Assets
Total financial assets	477,347,690	469,874,816	947,222,506
Non-current assets held for sale	1,247,106	-	1,247,106
Investments in associated companies	-	5,815,325	5,815,325
Property and equipment	-	5,504,435	5,504,435
Intangible assets and goodwill	-	7,409,635	7,409,635
Taxes to be offset	2,497,111	4,320,316	6,817,427
Deferred income tax assets	-	45,397,879	45,397,879
Other assets	4,896,521	2,392,688	7,289,209
Total non-financial assets	8,640,738	70,840,278	79,481,016
Total assets	485,988,428	540,715,094	1,026,703,522

Liabilities
Total financial liabilities	648,476,347	240,526,677	889,003,024
Other provisions	1,199,443	14,164,874	15,364,317
Current income tax liabilities	2,781,104	-	2,781,104
Deferred income tax liabilities	-	772,138	772,138
Other liabilities	27,197,846	670,331	27,868,177
Total non-financial liabilities	31,178,393	15,607,343	46,785,736
Total equity	-	90,914,762	90,914,762
Total liabilities and equity	679,654,740	347,048,782	1,026,703,522

	R$ thousand
	December 31, 2014
	Current	Non-current	Total
Assets
Total financial assets	542,427,959	328,930,604	871,358,563
Non-current assets held for sale	1,006,461	-	1,006,461
Investments in associated companies	-	3,983,780	3,983,780
Property and equipment	-	4,700,518	4,700,518
Intangible assets and goodwill	-	7,529,915	7,529,915
Taxes to be offset	2,406,727	3,723,464	6,130,191
Deferred income tax assets	-	28,388,183	28,388,183
Other assets	4,485,318	2,868,087	7,353,405
Total non-financial assets	7,898,506	51,193,947	59,092,453
Total assets	550,326,465	380,124,551	930,451,016

Liabilities
Total financial liabilities	605,737,671	194,685,785	800,423,456
Other provisions	5,589,526	8,274,875	13,864,401
Current income tax liabilities	3,602,333	-	3,602,333
Deferred income tax liabilities	-	808,178	808,178
Other liabilities	29,080,272	380,571	29,460,843
Total non-financial liabilities	38,272,131	9,463,624	47,735,755
Total equity	-	82,291,805	82,291,805
Total liabilities and equity	644,009,802	286,441,214	930,451,016

F - 66    IFRS – International Financial Reporting Standards – 2015

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

Bradesco F - 67

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

R$ thousand

	December 31, 2015
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	91,024,831	2,808,135	150	93,833,116
Corporate debt and marketable equity securities	2,726	7,462,571	209,060	7,674,357
Bank debt securities	602,526	14,720,225	-	15,322,751
Mutual funds	21,711,385	-	-	21,711,385
Foreign governments securities	784,507	-	-	784,507
Brazilian sovereign bonds	1,426,416	-	-	1,426,416
Financial assets held for trading	115,552,391	24,990,931	209,210	140,752,532
Derivative financial instruments (assets)	77,357	18,793,525	35	18,870,917
Derivative financial instruments (liabilities)	-	(19,325,312)	(20,417)	(19,345,729)
Derivatives	77,357	(531,787)	(20,382)	(474,812)
Brazilian government securities	66,150,482	-	65,370	66,215,852
Corporate debt securities	4,460,456	29,657,956	1,643,401	35,761,813
Bank debt securities	3,449,165	1,193,879	-	4,643,044
Brazilian sovereign bonds	4,791	-	-	4,791
Foreign governments securities	1,746,204	-	-	1,746,204
Marketable equity securities and other stocks	2,293,172	2,654,155	4,376,419	9,323,746
Financial assets available for sale	78,104,270	33,505,990	6,085,190	117,695,450
Brazilian government securities	29,158,113	-	-	29,158,113
Corporate debt securities	2,488,929	-	-	2,488,929
Bank debt securities	1,817,967	-	-	1,817,967
Assets pledged as collateral	33,465,009	-	-	33,465,009
Total	227,199,027	57,965,134	6,274,018	291,438,179

F - 68    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand

December 31, 2014

	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	33,361,270	1,653,447	189	35,014,906
Corporate debt and marketable equity securities	6,140,460	-	4,192,257	10,332,717
Bank debt securities	12,021,814	-	3,883,495	15,905,309
Mutual funds	12,336,964	-	-	12,336,964
Foreign governments securities	68,397	-	-	68,397
Brazilian sovereign bonds	418,561	-	-	418,561
Financial assets held for trading	64,347,466	1,653,447	8,075,941	74,076,854
Derivative financial instruments (assets)	1,682,609	2,738,848	-	4,421,457
Derivative financial instruments (liabilities)	(133,004)	(3,182,569)	-	(3,315,573)
Derivatives	1,549,605	(443,721)	-	1,105,884
Brazilian government securities	70,075,922	-	73,115	70,149,037
Corporate debt securities	1,849,728	-	39,517,045	41,366,773
Bank debt securities	2,227,430	-	1,127,349	3,354,779
Brazilian sovereign bonds	261,901	-	-	261,901
Marketable equity securities and other stocks	5,642,776	-	186,468	5,829,244
Financial assets available for sale	80,057,757	-	40,903,977	120,961,734
Brazilian government securities	8,352,929	-	-	8,352,929
Corporate debt securities	3,661,955	-	-	3,661,955
Bank debt securities	3,858,993	-	-	3,858,993
Assets pledged as collateral	15,873,877	-	-	15,873,877
Total	161,828,705	1,209,726	48,979,918	212,018,349

Derivative Assets and Liabilities

The Organization´s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from BM&FBovespa (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those that are not are classified as Level 2 or Level 3.

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

Derivatives that are valued based on mainly unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy. Level 3 derivatives include credit default swaps which have corporate debt securities as underlyings.

Bradesco F - 69

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2015 and 2014:

	R$ thousand
	Financial assets held for trading	Financial assets available for sale	Derivatives	Assets pledged as collateral	Total
Balance on December 31, 2013	15,483,147	26,285,737	-	1,597,019	43,365,903
Included in the statement of income and other comprehensive income	1,182,719	3,177,784	-	326,944	4,687,447
Additions	2,731,439	20,112,571	-	225	22,844,235
Reductions	(11,258,124)	(8,474,920)	-	(262,282)	(19,995,326)
Transfer levels	(63,240)	(197,195)	-	(1,661,906)	(1,922,341)
Balance on December 31, 2014	8,075,941	40,903,977	-	-	48,979,918
Included in the statement of income and other comprehensive income	451,287	2,494,337	-	-	2,945,624
Additions	1,101,585	7,469,980	(20,382)	-	8,551,183
Reductions	(2,387,864)	(5,340,777)	-	-	(7,728,641)
Transfer levels	(7,031,739)	(27,023,324)	-	-	(34,055,063)
Transfer to investments held to maturity	-	(12,419,003)	-	-	(12,419,003)
Balance on December 31, 2015	209,210	6,085,190	(20,382)	-	6,274,018

In 2015, there was a transfer of securities from Level 3 to other levels of classification, mainly for  level 2 in the amount R$ 34,055,063 thousand. The transfer refers, basically, to Corporate debt securities, which were based on the fair value obtained from internal pricing models, mainly customer internal rating, and since 2015 began to be calculated based on observable market data (Anbima’s credit curve). Also on September 2015, R$ 12,419,003 thousand were reclassified Certificates of real estate receivables from category “Financial assets available for sale” to the category “Investments held to maturity”, due to the change of intention of the Management.

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2015, 2014 and 2013:

	R$ thousand
	Year ended December 31, 2015
	Financial assets held for trading	Financial assets available for sale	Assets pledged as collateral	Total
Interest and similar income	440,791	1,399,443	-	1,840,234
Net trading gains/(losses) realized and unrealized	10,496	1,094,894	-	1,105,390
Total	451,287	2,494,337	-	2,945,624

	R$ thousand
	Year ended December 31, 2014
	Financial assets held for trading	Financial assets available for sale	Assets pledged as collateral	Total
Interest and similar income	1,169,354	3,719,015	244,964	5,133,333
Net trading gains/(losses) realized and unrealized	13,365	(541,231)	81,980	(445,886)
Total	1,182,719	3,177,784	326,944	4,687,447

F - 70    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2013
	Financial assets held for trading	Financial assets available for sale	Assets pledged as collateral	Total
Interest and similar income	2,499,220	1,067,146	264,920	3,831,286
Net trading gains/(losses) realized and unrealized	48,335	(1,067,450)	(141,274)	(1,160,389)
Total	2,547,555	(304)	123,646	2,670,897

The tables below show the gains/(losses) due to the changes in fair value, including the realized and unrealized gains and losses, recorded in the statement of income for Level 3 assets and liabilities, which were not settled during the years 2015, 2014 and 2013:

	R$ thousand
	Year ended December 31, 2015
	Financial assets held for trading	Assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	9,420	-	9,420
Total	9,420	-	9,420

	R$ thousand
	Year ended December 31, 2014
	Financial assets held for trading	Assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	(32,104)	79,710	47,606
Total	(32,104)	79,710	47,606

	R$ thousand
	Year ended December 31, 2013
	Financial assets held for trading	Assets pledged as collateral	Total
Net gains/(losses) due to changes in fair value	36,768	(142,011)	(105,243)
Total	36,768	(142,011)	(105,243)

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	December 31, 2015
	Impact on income (1)			Impact on shareholders’ equity (1)
	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Interest rate in BRL	-	(1)	(3)	(16)	(4,228)	(7,399)
Price indices	(69)	(10,986)	(20,489)	(350)	(58,074)	(107,165)
Equities	-	-	-	(24,141)	(603,532)	(1,207,063)

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

Scenario 1:   Based on market information (BM&FBOVESPA, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1% variation on prices. For example: for a Real/US dollar exchange rate of R$ 3.97 a scenario of R$ 4.00 was used, while for a 1-year fixed interest rate of 15.87%, a 15.88% scenario was applied;

Scenario 2:   25% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$ 3.97 a scenario of R$ 4.96 was used, while for a 1-year fixed interest rate of 15.87%, a 19.83% scenario was applied. The scenarios for other risk factors also had 25% stresses in the respective curves or prices; and

Scenario 3:   50% stresses were determined based on market information. For example: for a Real/US dollar quote of R$ 3.97 a scenario of R$ 5.95 was used, while for a 1-year fixed interest rate of 15.87%, a 23.80% scenario was applied; The scenarios for other risk factors also had 50% stresses in the respective curves or prices.

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

R$ thousand

	December 31, 2015
	Fair Value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets
Assets pledged as collateral
• Securities purchased under agreements to resell	-	111,024,912	-	111,024,912	111,024,912
Held to maturity	27,387,974	-	11,226,056	38,614,030	40,003,560
Loans and receivables
• Banks (1)	-	35,620,410	-	35,620,410	35,620,410
• Customers (1)	-	-	340,574,061	340,574,061	344,868,464

Financial liabilities
Deposits from banks	-	-	293,242,911	293,242,911	293,903,391
Deposits from customers	-	-	193,919,119	193,919,119	194,510,100
Funds from securities issued	-	-	110,005,449	110,005,449	109,850,047
Subordinated debt	-	-	49,752,718	49,752,718	50,282,936

F - 72    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand

	December 31, 2014
	Fair Value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets
Assets pledged as collateral
• Securities purchased under agreements to resell	-	136,738,812	-	136,738,812	136,738,812
Held to maturity	27,141,530	-	-	27,141,530	25,071,031
Loans and receivables
• Banks (1)	-	72,974,619	-	72,974,619	72,974,619
• Customers (1)	-	-	326,701,918	326,701,918	328,064,004

Financial liabilities
Deposits from banks	-	-	279,875,143	279,875,143	279,940,227
Deposits from customers	-	-	209,623,317	209,623,317	210,031,505
Funds from securities issued	-	-	85,190,081	85,190,081	85,030,399
Subordinated debt	-	-	35,890,227	35,890,227	35,821,666

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

Held to maturity

Investments held to maturity are carried at amortized cost. Fair values are estimated according to the assumptions described on Note 2(e). See Note 22 for further details regarding the amortized cost and fair values of held-to-maturity securities.

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

3.5.  Capital management

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Organization's strategic goals and face the risks inherent to its activities. It includes the preparation of the capital plan, identifying the contingency actions to be considered in stress scenarios.

In line with the strategic guidelines, the Organization manages capital, involving the control and business areas, in accordance with the guidelines of the Board of Executive Officers and Board of Directors.

The governance structure for the capital management and the Internal Capital Adequacy Assessment Process (ICAAP) is composed by Committees and its highest level body is the Board of Directors. The most important is the Planning, Budget and Control Department, whose mission is to provide the efficient and effective management of the business through strategic management and planning, supporting the Top Management by providing analyses and projections of capital requirements and availability, identifying threats and opportunities that help plan the sufficiency and optimization of capital levels. The Department is responsible for complying with the provisions of Brazilian Central Bank regarding capital management activities.

Capital Adequacy

This process is followed up daily to ensure that the Organization maintains a solid capital base to support its operations and to cover the risks incurred, either in normal situations or in extreme market conditions, besides complying with regulatory requirements.

F - 74    IFRS – International Financial Reporting Standards – 2015

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

RWAMPAD: portion referring to exposures to market risk subject to calculation of capital requirement upon standardized approach, through the addition of the following portions:

•     RWAJUR: portion referring to exposures subject to interest rate variation;

•     RWAACS: portion referring to exposures subject to share price variation;

•     RWACOM: portion referring to exposures subject to commodity price variation; and

•     RWACAM: portion referring to exposures of gold, in foreign currency and assets subject to foreign exchange variation.

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

Bradesco F - 75

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity (PR)

Following is the detailed information on the Organization's Capital, in compliance with the Prudential (1) and Financial Consolidated:

Calculation basis – Capital Adequacy Ratio (1)	R$ thousand
	Basel III
	December 31
	2015	2014
	Prudential (1)	Financial
Tier I capital	77,506,951	77,198,803
Common Equity tier I	77,506,951	77,198,803
Shareholders’ equity	88,906,644	81,508,250
Prudential adjustments (2)	(11,399,693)	(4,309,447)
Tier II capital	25,318,399	21,405,720
Subordinated debt	25,318,399	21,405,720
Capital (a)	102,825,350	98,604,523

- Credit risk	556,440,558	544,797,828
- Market risk	18,670,132	21,435,661
- Operational risk	37,106,557	30,979,716
Risk-weighted assets – RWA (b)	612,217,247	597,213,205

Capital adequacy ratio (a / b)	16.8%	16.5%
Tier I capital	12.7%	12.9%
Common equity	12.7%	12.9%
Tier II capital	4.1%	3.6%

(1)    As per January 2015, the Basel Ratio started to be calculated based on the "Prudential Consolidated", in accordance with National Monetary Council Resolution no 4,192/13; and

(2)    As per January 2015, the factor applied to prudential adjustments went from 20% to 40%, according to the timeline for application of deductions of prudential adjustments, defined in Article11 of National Monetary Council Resolution no 4,192/13.

F - 76    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Breakdown of Risk-Weighted Assets (RWA)

Below is the detailed comparison of the risk-weighted assets (RWA) of the Prudential and Financial Consolidated, regulatory approach:

RWA	R$ thousand
	December 31
	2015	2014
	Prudential	Financial
Credit risk	556,440,558	544,797,828
Risk Weight of 0%	-	-
Risk Weight of 2%	328,283	147,754
Risk Weight of 20%	4,518,512	2,024,991
Risk Weight of 35%	6,008,247	4,995,128
Risk Weight of 50%	10,078,977	8,175,758
Risk Weight of 75%	119,281,405	130,444,268
Risk Weight of 85%	132,933,131	101,542,404
Risk Weight of 100%	243,218,248	257,528,910
Risk Weight of 250%	29,065,106	28,949,551
Risk Weight of 300%	10,715,057	10,745,990
Risk Weight of 909.09%	293,592	243,074
Market Risk (1)	18,670,132	21,435,661
Fixed-rate in Reais	10,701,612	6,932,576
Foreign Currency Coupon	3,479,394	6,990,281
Price Index Coupon	355,282	6,244,313
Equities	-	445,602
Commodities	876	320,739
Exposure to Gold, Foreign Currencies and Exchange(2)	559,358	5,861,064
Operational Risk	37,106,557	30,979,716
Corporate Finance	1,058,528	1,075,605
Trading and Sales	3,452,346	5,611,414
Retail	6,627,621	4,771,800
Commercial	14,447,459	13,215,216
Payment and Settlement	7,806,207	3,679,832
Financial Agent Services	2,365,768	1,514,018
Asset Management	1,250,498	1,031,478
Retail Brokerage	98,130	80,353
Total Risk Weighted Assets	612,217,247	597,213,205
Total Capital Requirement	67,343,897	65,693,452
Banking Portfolio's Interest Rate Risk	3,701,899	3,528,879

1-      To calculate the portion concerning Market Risk, capital requirements will be the greater between of the amount determined using the internal model and 80% of the standard model, according to Brazilian Central Bank Circular Letter 3646/13.

The Organization ended the year of 2015 with total Risk-Weighted Assets (RWA) of R$ 612,217,247 thousand (2014 – R$ 597,213,205 thousand).

The RWA for credit risk were R$ 556,440,558 thousand, which represented 90.9% of total risk-weighted assets. In December, 2015, RWA for market risk totaled R$ 18,670,132 thousand, which represented 3.0% of total risk-weighted assets. For the regulatory capital requirement we used 80% of the standard model, while the internal model RWA stood at R$ 12,686,684 thousand. With regards to operational risk, RWA amounts to R$ 37,106,557 thousand, equivalent to 6.1% of total risk-weighted assets. Capital requirement for interest rate risk in the Banking Portfolio was R$ 3,701,899 thousand.

Bradesco F - 77

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Follow-up of Basel Index and Margin

The Capital Adequacy Ratio (Basel) is an international indicator defined by the Basel Committee on Bank Supervision, which recommends a minimum ratio of 8% between capital and risk-weighted assets. In Brazil, in December 2015 the current minimum required ratio was 11% for Total Capital, 6% for Tier I Capital and 4.5% for Common Equity Tier I, according to the regulations in effect (National Monetary Council Resolutions 4,192/13 and 4,193/13).

	R$ thousand
	December 31
	2015	2014
	Prudential	Financial
Total Capital	102,825,350	98,604,523
Tier I	77,506,951	77,198,803
Common Equity Tier I	77,506,951	77,198,803
Total Capital Requirement	67,343,897	65,693,453
Margin (1) (Capital Buffer)	35,481,453	32,911,070
Banking Book's Interest Rate Risk	3,701,899	3,528,879
Capital Adequacy Ratio	16.8%	16.5%
Tier I Ratio	12.7%	12.9%
Common Equity Tier I Ratio	12.7%	12.9%

(1) Lower margin between Total Capital, Tier I Capital and Common Equity Tier I, and deduction of Capital for each vision.

Capital Sufficiency

The management of capital is aligned with the strategic planning and is forward looking, anticipating any changes in the economic and commercial environment conditions in which we operate.

The Organization’s capital management methodology aims to ensure, in a permanent way, a solid capital composition to support the development in its activities and ensure appropriate coverage of all risks involved. An important component of this methodology is the managerial capital margin (management buffer), which is added to the minimum regulatory requirements (Total Capital, Tier I and Common Equity Tier I).

The management buffer is defined according to the leading practices and regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The Organization considers it comfortable to maintain a Tier I Capital margin of at least 25% in relation to the minimum capital requirements in the medium and long term, pursuant to the schedule established by the Brazilian Central Bank for the full adoption of Basel III guidelines.

The Organization’s regulatory capital sufficiency can be seen by calculating the capital adequacy ratio which in this period was 16.8%, of which 12.7% was Tier I and Common Equity Tier I. In terms of margin, the amount totaled R$ 35,481,103 thousand, which would allow for an increase of up to R$ 385,206,714 thousand in loan operations (Retail).

F - 78    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Since January 2015, according to the National Monetary Council’s Resolution 4,192/13 which deals with the methodology for calculating the ratios of Common Equity Tier 1, Tier 1 and Total Capital, the regulatory scope became the Consolidated Prudential, the Prudential adjustments rose from 20% to 40% and the use of subordinated debt eligible for capital issued under the previous rules of the Basel III fell from 80% to 70% of the stock of these debts.

Capital Forecast

The capital management area (ICAAP) is responsible for making simulations and projections of the Organization’s capital, in accordance with the strategic guidelines, the impacts arising from variations and trends of the economic and business environment as well as regulatory changes. The results from the projections are submitted to the Top Management, pursuant to the governance established.

The projections present adequate levels of Principal and Level I Capital indices, considering the incorporation of net profits and the increase in prudential adjustments due to the increase of the factors established in Article 11 of National Monetary Council Resolution 4,192/13 for subsequent periods.

Capital Requirement indices projected for the next three years present sufficiency that meets the minimum regulatory requirements and were approved by the Board of Directors.

Simulation - Basel III

Based on Basel III rules published by Brazilian Central Bank in March and October 2013, which include the definition of capital and the expansion of risk scope and are being gradually implemented up to 2019, below is the simulation based in strategic assumptions for the Prudential Consolidated, taking into consideration the full compliance with the rules on the reference date of September 2015, i.e., anticipating all the impacts expected throughout the implementation schedule, according to National Monetary Council Resolution 4,192/13.

Bradesco F - 79

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Basel III – Quantitative Impact Study

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

The management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

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

Giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different than the original provision.

F - 80    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Asset and liability management (ALM)

The organization periodically analyzes future cash flows on assets and liabilities held in portfolio (ALM - Asset Liability Management). The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Organization's future commitments to its participants and insured persons.

Risk management by product

Monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with property insurance

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
•

Business, home and miscellaneous insurance includes, among other things, fire risks (fire, explosion and business interruption), natural hazards (earthquakes, storms and floods), engineering lines (explosion of boilers, breakdown of machinery and construction) and marine (cargo and hull) as well as liability insurance.

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

The Technical Department has developed mechanisms, e.g. risk grouping by CPF, CNPJ and risky addresses, that identify, quantify and manage accumulated exposures in order to keep them within the limits defined in the internal guidelines.

Bradesco F - 81

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The main risks associated with life-insurance and private-pension plans

Life-insurance and private-pension plans are long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

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

•      The technical areas have developed mechanisms, such as statistical reports and performance by type that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies;

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

•      Persistency risk is managed through frequent monitoring of the Organization’s experience. Management has also defined rules on the management and monitoring of persistence and the implementation of specific initiatives to improve the renewal of policies that expire;

•      The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels; and

•      Interest-rate risk is monitored as a part of market risk.

F - 82    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The main risks associated with health insurance

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

•      The technical areas have developed mechanisms, such as statistical reports and performance by type that identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies;

•      Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Organization operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs;

•      Persistency risk is managed through the frequent management of the Organization’s experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies;

•      The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels; and

•      Interest-rate risk is monitored as a part of market risk.

Results of sensitivity analysis - Damages, life and health insurance and Life with Survival and Welfare Coverage and Individual Life Insurance

Some test results are shown below. For each sensibility scenario the impact is shown in the income and shareholders' equity after taxes and contributions, in a reasonable and possible change in just a single factor. We emphasize that the insurance operations are not exposed to significant currency risk.

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

Bradesco F - 83

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The sensibility test for Life Insurance with Survival, Welfare Coverage and Individual Life Insurance was made considering the same bases of the LAT test with variation in the assumptions listed below:

	R$ thousand
	December 31, 2015
	Interest rate	Longevity	Conversion to income
Percentage adjustment to each assumption:	-5%	+0,002%	+ 5%
PGBL and VGBL (contributing period)	(48,970)	(22,216)	(29,824)
Tradicional plans (contributing period)	(57,212)	(13,740)	(19,879)
All plans(retirement benefit period)	(31,176)	(1,645)	-
Individual life	(8,615)	6,781	-
Total	(145,973)	(30,820)	(49,703)

For damages, life and health insurance, except individual life, the table below shows increase in the events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

	R$ thousand
	Gross of reinsurance		Net of reinsurance
	December 31		December 31
	2015	2014	2015	2014
Auto	(21,917)	(22,032)	(21,917)	(22,032)
RE (Elementary branch)	(8,359)	(8,197)	(6,410)	(6,713)
Life	(21,798)	(20,776)	(21,708)	(20,677)
Health	(80,163)	(71,896)	(80,163)	(71,896)

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

F - 84    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk concentration

Potential exposures are monitored by analyzing concentration in certain type of insurance. The table below shows risk concentration by type of insurance (except health), based on net premiums, net of reinsurance:

Net premiums written by type of insurance, net of reinsurance	R$ thousand
	December 31
	2015	2014
Auto	3,920,821	4,117,048
Other	1,557,301	1,477,949
Tradicional plans	1,498,935	1,705,576
Life insurance	5,280,448	4,814,010
VGBL	24,689,594	20,044,929
PGBL	2,296,243	2,019,104

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

The Bradesco Organization’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the executive board, which, in addition to the minimum legal requirements and regulations, follows certain other parameters when choosing these partners, to minimize the credit risk inherent in these transactions, such as requiring a minimum rating of A- from S&P – Standard & Poor´s (or equivalent) excpt for local reinsurances and a value of shareholder equity consistent with amounts transferred. Another important aspect of managing reinsurance operations is the fact that the Organization aims to work within its contractual capacity, thereby avoiding high credit risk.

The value of premiums transferred in reinsurance is relatively small in relation to total premiums written. However, almost all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the treaty reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in management's judgment, reduces the credit risk.

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

F - 86    IFRS – International Financial Reporting Standards – 2015

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

For a sensitivity analysis, we assess the impact of an increase in the probability of default (PD) on the allowance. In this assessment an increase in 10% of the PD on December 31, 2015, would have increased the allowance for impairment by R$ 1,040,548 thousand. This sensitivity analysis is hypothetical, and is only meant to illustrate the impact that the expectation of defaults have on determining the allowance for loan losses.

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

F - 88    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

5)     Operating segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, leasing, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally we are engaged in insurance, supplemental pension plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following information regarding the segments was prepared based on reports provided to our key management to evaluate performance and make decisions related to the allocation of funds for investments and other purposes. Our key management uses a range of information, including financial information, in accordance with the specific procedures established by Article 3 of the National Monetary Council Resolution no 2,723/00, in force until March 31, 2015, and other provisions of the Accounting Plan of Financial Institutions, and non-financial information measured on different bases. Hence, the segment information demonstrated in the table below was prepared in accordance with the specific procedures established by Article 3 of the National Monetary Council Resolution no 2,723/00, in force until March 31, 2015, and other provisions of the Accounting Plan of Financial Institutions and the total amounts, which correspond to the consolidated financial statements were demonstrated under IFRS, as issued by IASB.

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

Bradesco F - 89

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Information by operating segment, reviewed by the Organization and corresponding to the years 2015, 2014 and 2013, is shown below:

	R$ thousand
	Year ended December 31, 2015
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	46,934,849	5,973,694	2,727,499	55,636,042
Net fee and commission income	19,195,003	1,497,890	(2,872,223)	17,820,670
Net gains/(losses) on financial instruments classified as held for trading	(7,199,397)	(627,343)	(425,315)	(8,252,055)
Net gains/(losses) on financial instruments classified as available for sale	(370,947)	(353,679)	52,816	(671,810)
Net gains/(losses) on foreign currency transactions	(3,523,095)	-	-	(3,523,095)
Net income from insurance and pension plans	-	5,496,147	1,358	5,497,505
Other operating income/(loss)	(11,093,439)	4,515,125	(371,141)	(6,949,455)
Impairment of loans and advances	(16,479,985)	-	1,758,833	(14,721,152)
Personnel expenses	(13,103,515)	(1,217,211)	262,679	(14,058,047)
Other administrative expenses	(13,076,913)	(1,137,706)	492,649	(13,721,970)
Depreciation and amortization	(2,752,946)	(321,462)	132,405	(2,942,003)
Other operating income/(expenses)	(11,726,387)	(963,525)	(298,641)	(12,988,553)
Other operating expense	(57,139,746)	(3,639,904)	2,347,925	(58,431,725)
Income before income taxes and equity in the earnings of associates	(2,103,333)	8,346,805	1,832,060	8,075,532
Equity in the earnings of associates and joint ventures	1,358,047	166,865	3,139	1,528,051
Income before income taxes	(745,286)	8,513,670	1,835,199	9,603,583
Income tax and social contribution	12,621,169	(3,192,918)	(793,929)	8,634,322
Net income for the year	11,875,883	5,320,752	1,041,270	18,237,905
Attributable to controlling shareholders	11,874,609	5,215,765	1,042,532	18,132,906
Attributable to non-controlling interest	1,274	104,987	(1,262)	104,999
Total assets	894,579,942	209,789,872	(77,666,292)	1,026,703,522
Investments in associates and joint ventures	4,479,642	1,255,326	80,357	5,815,325
Total liabilities	804,576,173	188,809,573	(57,596,986)	935,788,760

F - 90    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2014
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	43,034,717	4,556,146	2,454,904	50,045,767
Net fee and commission income	17,570,839	1,557,352	(2,388,935)	16,739,256
Net gains/(losses) on financial instruments classified as held for trading	(1,833,589)	(255,485)	156,071	(1,933,003)
Net gains/(losses) on financial instruments classified as available for sale	(296,545)	(728,720)	33,371	(991,894)
Net gains/(losses) on foreign currency transactions	(1,244,680)	-	-	(1,244,680)
Net income from insurance and pension plans	-	5,410,749	1,096	5,411,845
Other operating income/(loss)	(3,374,814)	4,426,544	190,538	1,242,268
Impairment of loans and advances	(10,432,347)	-	140,961	(10,291,386)
Personnel expenses	(12,460,644)	(1,197,272)	(9,723)	(13,667,639)
Other administrative expenses	(12,578,064)	(1,118,542)	725,085	(12,971,521)
Depreciation and amortization	(2,749,282)	(244,442)	61,037	(2,932,687)
Other operating income/(expenses)	(8,914,747)	(850,149)	(458,187)	(10,223,083)
Other operating expense	(47,135,084)	(3,410,405)	459,173	(50,086,316)
Income before income taxes and equity in the earnings of associates	10,095,658	7,129,637	715,680	17,940,975
Equity in the earnings of associates and joint ventures	1,220,810	169,431	(425)	1,389,816
Income before income taxes	11,316,468	7,299,068	715,255	19,330,791
Income tax and social contribution	(771,896)	(2,843,493)	(298,924)	(3,914,313)
Net income for the year	10,544,572	4,455,575	416,331	15,416,478
Attributable to controlling shareholders	10,532,724	4,354,752	427,467	15,314,943
Attributable to non-controlling interest	11,848	100,823	(11,136)	101,535
Total assets	872,867,916	181,949,261	(124,366,161)	930,451,016
Investments in associates and joint ventures	2,735,360	1,176,844	71,576	3,983,780
Total liabilities	790,229,118	161,403,921	(103,473,828)	848,159,211

Bradesco F - 91

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2013
	Banking	Insurance, pension and capitalization bonds	Other operations (1), adjustments and eliminations	Total
Net interest income	41,600,095	5,589,989	2,110,399	49,300,483
Net fee and commission income	15,639,215	1,264,869	(2,404,402)	14,499,682
Net gains/(losses) on financial instruments classified as held for trading	(4,073,466)	(1,914,579)	197,956	(5,790,089)
Net gains/(losses) on financial instruments classified as available for sale	(3,880,575)	(2,526,016)	305,809	(6,100,782)
Net gains/(losses) on foreign currency transactions	(1,120,880)	-	27,283	(1,093,597)
Net income from insurance and pension plans	-	6,932,616	1,064	6,933,680
Other operating income/(loss)	(9,074,921)	2,492,021	532,112	(6,050,788)
Impairment of loans and advances	(9,731,376)	-	107,506	(9,623,870)
Personnel expenses	(11,200,617)	(1,092,479)	(61,322)	(12,354,418)
Other administrative expenses	(12,068,420)	(1,102,065)	1,018,948	(12,151,537)
Depreciation and amortization	(2,625,748)	(180,381)	65,299	(2,740,830)
Other operating income/(expenses)	(6,156,686)	(966,999)	(498,555)	(7,622,240)
Other operating expense	(41,782,847)	(3,341,924)	631,876	(44,492,895)
Income before income taxes and equity in the earnings of associates	6,381,542	6,004,955	869,985	13,256,482
Equity in the earnings of associates and joint ventures	1,031,280	31,151	256	1,062,687
Income before income taxes	7,412,822	6,036,106	870,241	14,319,169
Income tax and social contribution	789,516	(2,253,451)	(369,096)	(1,833,031)
Net income for the year	8,202,338	3,782,655	501,145	12,486,138
Attributable to controlling shareholders	8,195,099	3,692,531	508,290	12,395,920
Attributable to non-controlling interest	7,239	90,124	(7,145)	90,218
Total assets	768,059,393	160,295,583	(90,053,362)	838,301,614
Investments in associates and joint ventures	2,254,356	1,068,210	70,281	3,392,847
Total liabilities	696,187,324	143,112,952	(73,101,588)	766,198,688

(1)       Other operation represents less than 1% of total assets/liabilities and the net income for the year. The main adjustments from the information disclosed in segments columns are related to the difference between the IFRS and the Segment Report Information as impairment for loans and advance and effective interest rate.

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2015, we have a branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A. (Buenos Aires), Banco Bradesco Europe S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bram US LLC (New York), Bradesco Securities UK Limited (London), Bradesco Services Co., Ltd. (Tokyo), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% of the Organization’s income in the period of 2015 and 2014.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

F - 92    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

6)     Net interest income

	R$ thousand
	Years ended December 31
	2015	2014	2013
Interest and similar income
Loans and advances to banks	8,349,194	8,709,828	8,899,968
Loans and advances to customers:
- Loan operations	62,472,012	54,584,854	48,961,763
- Leasing transactions	444,502	555,551	683,657
Financial assets:
- For trading	13,982,927	9,357,339	7,872,493
- Available for sale	11,629,493	9,537,105	7,740,512
- Held to maturity	5,253,616	2,870,674	603,768
Pledged as collateral	20,270,191	13,953,796	12,770,916
Compulsory deposits with the Central Bank	4,587,412	4,277,351	3,110,877
Other financial interest income	58,905	46,598	38,671
Total	127,048,252	103,893,096	90,682,625

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(74,814)	(86,232)	(63,268)
- Funding in the open market	(23,509,785)	(19,161,452)	(16,671,777)
- Borrowings and onlending	(3,092,184)	(1,821,103)	(1,937,991)
Deposits from customers:
- Savings accounts	(6,450,258)	(5,440,263)	(4,112,323)
- Time deposits	(5,942,386)	(6,441,317)	(5,828,956)
Funds from securities issued	(11,570,606)	(6,689,844)	(3,646,584)
Subordinated debt	(4,669,830)	(3,787,060)	(3,132,915)
Technical insurance and pension plans	(16,102,347)	(10,420,058)	(5,988,328)
Total	(71,412,210)	(53,847,329)	(41,382,142)

Net interest income	55,636,042	50,045,767	49,300,483

Bradesco F - 93

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)     Net fee and commission income

	R$ thousand
	Years ended December 31
	2015	2014	2013
Fee and commission income
Credit cards	5,875,029	5,479,230	4,871,774
Current accounts	4,941,947	4,015,897	3,601,736
Collections	1,573,818	1,565,709	1,471,005
Guarantees	1,265,356	1,013,082	920,433
Fund management	1,054,424	1,168,787	838,320
Consortium management	1,040,109	880,373	722,462
Custody and brokerage services	556,701	520,290	510,785
Underwriting	540,879	636,407	568,401
Collection of taxes, utility bills and similar	382,427	371,874	352,928
Other	626,183	1,108,331	677,879
Total	17,856,873	16,759,980	14,535,723

Fee and commission expenses
Financial system services	(36,203)	(20,724)	(36,041)
Total	(36,203)	(20,724)	(36,041)

Net fee and commission income	17,820,670	16,739,256	14,499,682

8)     Net gains/(losses) on financial instruments classified as held for trading

	R$ thousand
	Years ended December 31
	2015	2014	2013
Fixed income securities	(5,174,739)	(1,828,178)	(4,344,885)
Derivative financial instruments	(4,267,748)	(1,503,052)	(1,842,833)
Equities and investment funds	1,190,432	1,398,227	397,629
Total	(8,252,055)	(1,933,003)	(5,790,089)

9)     Net gains/(losses) on financial instruments classified as available for sale

	R$ thousand
	Years ended December 31
	2015	2014	2013
Fixed income securities (1)	(346,032)	(358,321)	(5,821,894)
Equities (2)	(577,401)	(929,353)	(468,754)
Dividends received	251,623	295,780	189,866
Total	(671,810)	(991,894)	(6,100,782)

(1)    In 2013, includes the effect of the sale of the securities described of the statements of equity totaling R$ 6,117,649 thousand; and

(2)    Includes impairment losses of R$ 424,522 thousand in 2015 (2014 - R$ 1,214,770 thousand and 2013 - R$ 402,085 thousand).

10)  Net gains/(losses) on foreign currency transactions

Net gains and losses on foreign currency transactions primarily consists of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

F - 94    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Net income from insurance and pension plans

	R$ thousand
	Years ended December 31
	2015	2014	2013
Premiums written	55,920,681	47,745,885	42,226,410
Supplemental pension plan contributions	3,795,219	3,724,762	3,584,290
Coinsurance premiums ceded	(88,612)	(135,728)	(154,125)
Premiums returned	(522,309)	(525,895)	(543,779)
Net premiums	59,104,979	50,809,024	45,112,796
Reinsurance premiums	(344,199)	(354,041)	(225,581)
Premiums retained from insurance and pension plans	58,760,780	50,454,983	44,887,215

Changes in the provision for insurance	(25,528,076)	(21,801,154)	(18,737,974)
Changes in the provision for private pension plans	(2,757,963)	(2,207,020)	(1,263,833)
Changes in the insurance technical provisions and pension plans	(28,286,039)	(24,008,174)	(20,001,807)

Reported indemnities	(21,658,594)	(18,318,200)	(15,448,699)
Claims expenses	(69,599)	(194,870)	(295,432)
Recovery of ceded coinsurance	87,053	75,128	49,011
Recovery of reinsurance	407,195	138,514	194,185
Salvage recoveries	402,718	329,868	246,751
Changes in the IBNR provision	(892,816)	(174,128)	(230,507)
Retained claims	(21,724,043)	(18,143,688)	(15,484,691)

Commissions on premiums	(1,985,426)	(1,905,332)	(1,630,312)
Recovery of commissions	21,700	21,876	16,896
Fees	(1,201,216)	(1,095,816)	(828,659)
Brokerage expenses - private pension plans	(188,037)	(216,557)	(246,443)
Changes in deferred commissions	99,786	304,553	221,481
Selling expenses for insurance and pension plans	(3,253,193)	(2,891,276)	(2,467,037)

Net income from insurance and pension plans	5,497,505	5,411,845	6,933,680

12)  Impairment of loans and advances

	R$ thousand
	Years ended December 31
	2015	2014	2013
Loans and advances:
Impairment losses	(19,527,976)	(14,514,898)	(14,202,896)
Recovery of credits charged-off as loss	4,144,879	3,924,514	3,640,014
Reversal of impairment	661,945	298,998	939,012
Total	(14,721,152)	(10,291,386)	(9,623,870)

Bradesco F - 95

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Personnel expenses

	R$ thousand
	Years ended December 31
	2015	2014	2013
Salaries	(6,369,727)	(6,051,522)	(5,654,705)
Benefits	(2,994,155)	(2,787,651)	(2,572,877)
Social charges	(2,402,112)	(2,344,062)	(2,194,667)
Employee profit sharing	(1,304,958)	(1,235,912)	(1,094,204)
Provision for labor disputes	(853,660)	(1,112,906)	(719,003)
Training	(133,435)	(135,586)	(118,962)
Total	(14,058,047)	(13,667,639)	(12,354,418)

14)  Other administrative expenses

	R$ thousand
	Years ended December 31
	2015	2014	2013
Third party services	(4,139,058)	(3,906,581)	(3,722,757)
Communications	(1,427,685)	(1,383,228)	(1,480,119)
Data processing	(1,222,433)	(1,087,503)	(1,072,253)
Advertising, promotions and public relations	(963,308)	(826,462)	(708,476)
Maintenance and conservation of assets	(926,001)	(628,363)	(608,501)
Rent	(887,412)	(838,843)	(782,179)
Financial system	(830,199)	(772,099)	(732,520)
Transportation	(631,085)	(756,472)	(811,428)
Security and surveillance	(606,292)	(556,705)	(492,060)
Water, electricity and gas	(339,267)	(233,551)	(220,785)
Materials	(315,135)	(329,489)	(299,152)
Advances to FGC (Deposit Guarantee Association)	(303,094)	(308,360)	(296,618)
Travel	(157,723)	(147,566)	(132,359)
Other	(973,278)	(1,196,299)	(792,330)
Total	(13,721,970)	(12,971,521)	(12,151,537)

15)  Depreciation and amortization

	R$ thousand
	Years ended December 31
	2015	2014	2013
Amortization expenses	(1,884,281)	(1,876,298)	(1,722,591)
Depreciation expenses	(1,057,722)	(1,056,389)	(1,018,239)
Total	(2,942,003)	(2,932,687)	(2,740,830)

F - 96    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2015	2014	2013
Expenses with taxes other than income tax	(4,791,754)	(3,926,682)	(3,749,328)
Legal provision	(1,439,460)	(1,267,557)	(1,101,059)
Changes in monetary liabilities	(597,240)	(346,369)	(626,834)
Income from sales of non-current assets, investments, and property and equipment, net	(277,232)	(362,101)	(220,400)
Other (1)	(5,882,867)	(4,320,374)	(1,924,619)
Total	(12,988,553)	(10,223,083)	(7,622,240)

(1)    Includes: (i) the effect of the (additions)/reversal of provision for tax contingency in 2015 - R$ (570,835) thousand; 2014 – R$ 1,378,103 thousand; and 2013 – R$ 1,949,763 thousand; (ii) impairment losses in the amount of 2015 – R$ 207,880 thousand; 2014 – R$ 84,806 thousand; and 2013 - R$ 104,606 thousand; and (iii) operating expense related of insurance operation in 2015 - R$1,281,381 thousand; 2014 – R$ 1,161,567 thousand; and 2013 – R$ 979,050 thousand.

17)  Income tax and social contribution

a)      Calculation of income tax and social contribution charges

	R$ mil
	Years ended December 31
	2015	2014	2013
Income before income tax and social contribution	9,603,583	19,330,791	14,319,169
Total income tax and social contribution charges at rates of 25% and 15%, respectively (1)	(4,321,612)	(7,732,316)	(5,727,668)
Effect of additions and exclusions in the tax calculation:
Equity in results of associates	687,623	555,926	425,075
Interest on equity (paid and payable)	2,305,695	1,438,003	1,289,620
Net tax credit of deferred liabilities (2)	2,341,220	-	462,270
Other (3)	7,621,396	1,824,074	1,717,672
Income tax and social contribution for the period	8,634,322	(3,914,313)	(1,833,031)
Effective rate	(89.9)%	20,2%	12,8%

(1)     Current rates: (i) 25% for income tax; (ii) of 15% for the social contribution to financial and equated companies, and of the insurance industry, and of 20%, from September 2015 to December 2018, in accordance with Law no 13,169/15; and (iii) of 9% for the other companies (Note 2w);

(2)     In 2015, refers to, constitution of deferred tax assetes, net of deferred liabilities, related to the increase in the social contribution tax rate, according to Law no 13,169/15; and

(3)     Basically, includes, (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45% in 2015 and 40% in 2014 and 2013) shown; and (iii) the deduction incentives.

Bradesco F - 97

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2015	2014	2013
Current taxes:
Income tax and social contribution due	(6,075,948)	(6,959,862)	(5,814,188)
Deferred taxes:
Net Addition/(realization) of temporary differences	11,424,595	2,555,080	1,163,367
Use of initial balances from:
Negative social contribution losses	(127,214)	(347,426)	(130,336)
Income tax loss	(65,224)	(546,943)	(208,823)
Prior-period tax credits
Temporary additions	-	-	462,270
Addition on:
Negative social contribution losses	272,793	589,644	1,181,492
Income tax loss	731,419	795,194	1,513,187
Activation of the deferred tax assets – Law No. 13,169/15:
Negative social contribution losses	422,853	-	-
Temporary additions	2,051,048	-	-
Total deferred tax expense	14,710,270	3,045,549	3,981,157
Income tax and social contribution	8,634,322	(3,914,313)	(1,833,031)

c)      Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2014	Additions (2)	Realization	Balance on December 31, 2015
Provisions of impairment of loans and advances	17,378,890	9,225,769	3,987,562	22,617,097
Provision for contingencies	4,730,342	1,917,425	927,169	5,720,598
Adjustment to market value of securities	646,522	6,641,975	197,558	7,090,939
Others	2,709,441	2,688,219	1,886,079	3,511,581
Total tax assets on temporary differences (3)	25,465,195	20,473,388	6,998,368	38,940,215
Income tax and social contribution losses in Brazil and abroad (3)	4,526,999	1,427,065	192,438	5,761,626
Adjustment to market value of available for sale (3)	348,597	2,543,716	187,829	2,704,484
Social contribution - MP 2158-35 (change in tax law)	113,783	-	-	113,783
Total deferred tax assets (1)	30,454,574	24,444,169	7,378,635	47,520,108
Deferred tax liabilities (1)	2,874,569	948,682	928,884	2,894,367
Net deferred taxes (1)	27,580,005	23,495,487	6,449,751	44,625,741

F - 98    IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2013	Additions (2)	Realization	Balance on December 31, 2014
Provisions of impairment of loans and advances	14,718,480	6,408,907	3,748,497	17,378,890
Provision for contingencies	4,701,558	1,642,152	1,613,368	4,730,342
Adjustment to market value of securities	716,814	242,196	312,488	646,522
Others	2,773,263	2,034,900	2,098,722	2,709,441
Total tax assets on temporary differences (3)	22,910,115	10,328,155	7,773,075	25,465,195
Income tax and social contribution losses in Brazil and abroad (3)	4,036,530	1,384,838	894,369	4,526,999
Adjustment to market value of available for sale (3)	710,311	541,635	903,349	348,597
Social contribution - MP 2158-35 (change in tax law)	140,197	-	26,414	113,783
Total deferred tax assets (1)	27,797,153	12,254,628	9,597,207	30,454,574
Deferred tax liabilities (1)	2,935,897	675,757	737,085	2,874,569
Net deferred taxes (1)	24,861,256	11,578,871	8,860,122	27,580,005

(1)    Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position when related to income taxes levied by the same authority and are related to the same taxable entity. The offset in December 2015, was R$ 2,122,229 thousand (2014 – R$ 2,066,391 thousand);

(2)    Includes the sum of R$ 2,473,901 thousand, concerning the increase of the rate of the social contribution on the temporary additions and negative basis provisioned for completion by December 2018, based on technical studies and analyses carried out by the Management, according to Law no 13,169/15; and

(3)    Deferred tax assets from financial companies and similar companies, and insurance companies were established considering the increase in the social contribution rate, determined by Law no 11,727/08 and Law no 13,169/15 (Note 2w).

d)      Expected realization of tax assets on temporary differences, income tax and social contribution losses and special social contribution assets

	R$ thousand
	Temporary differences		Income tax and Social contribution losses		Social contribution - MP 2158-35	Total
	Income tax	Social contribution	Income tax	Social contribution
2016	3,272,868	2,268,243	556,995	653,504	106,097	6,857,707
2017	3,464,498	2,401,533	609,436	561,346	-	7,036,813
2018	3,508,498	2,424,921	544,543	509,133	-	6,987,095
2019	3,378,195	2,340,290	471,400	197,315	-	6,387,200
2020	4,257,414	2,797,006	246,543	62,070	7,686	7,370,719
After 2020	5,223,879	3,602,870	682,573	666,768	-	10,176,090
Total	23,105,352	15,834,863	3,111,490	2,650,136	113,783	44,815,624

Bradesco F - 99

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)      Deferred tax liabilities

	R$ thousand
	December 31
	2015	2014
Timing differences of depreciation – finance leasing	597,234	784,378
Adjustment to market values of financial assets	136,738	239,129
Judicial deposit and others (1)	2,160,395	1,851,062
Total	2,894,367	2,874,569

(1)    Includes, in 2015, the sum of R$ 132,681 thousand, related to the increase of the social contribution rate, in accordance with Law no 13,169/15.

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law no 11,727/08 and Law no 13,169/15 (Note 2w).

F - 100     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)       Income tax and social contribution on adjustments recognized directly in equity

	R$ thousand
	December 31, 2015			December 31, 2014			December 31, 2013
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets recorded as available for sale	(5,677,902)	2,273,982	(3,403,920)	730,372	(289,194)	441,178	(12,544,423)	5,014,296	(7,530,127)
Exchange differences on translations of foreign operations	118,485	(57,788)	60,697	3,681	(1,473)	2,208	50,839	(20,335)	30,504
Total	(5,559,417)	2,216,194	(3,343,223)	734,053	(290,667)	443,386	(12,493,584)	4,993,961	(7,499,623)

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

Notes to the Consolidated Financial Statements

18)  Earnings per share

a)     Basic earnings per share

The calculation of basic earnings per share was calculated based on the weighted average number of ordinary and preferred shares outstanding, as shown in the calculations below:

	Years ended December 31
	2015	2014	2013
Net earnings attributable to the Organization’s ordinary shareholders (R$ thousand)	8,652,905	7,302,215	5,908,906
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	9,480,001	8,012,728	6,487,014
Weighted average number of ordinary shares outstanding (thousands)	2,520,790	2,520,886	2,520,886
Weighted average number of preferred shares outstanding (thousands)	2,510,675	2,514,701	2,515,928
Basic earnings per share attributable to ordinary shareholders of the Organization (in Reais)	3.43	2.90	2.34
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	3.78	3.19	2.58

(1)    All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 10, 2015, in the proportion of two new shares for every 10 shares held.

b)    Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

19)  Cash and balances with banks

a) Cash and balances with banks

	R$ thousand
	December 31
	2015	2014
Cash in local currency	9,215,083	10,800,176
Cash in foreign currency	8,084,654	3,705,112
Restricted deposits with the Brazilian Central Bank (1)	54,791,885	50,924,906
Others	142	106
Total	72,091,764	65,430,300

(1)   Compulsory deposits with the Brazilian Central Bank refer to a minimum balance that financial institutions must maintain at the Brazilian Central Bank based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

	R$ thousand
	December 31
	2015	2014
Cash in local currency	9,215,083	10,800,176
Cash in foreign currency	8,084,654	3,705,112
Short-term interbank investments (1)	129,961,555	190,166,087
Others	142	106
Total	147,261,434	204,671,481

(1)  Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$ 111,024,912 thousand (2014 – R$ 136,738,812 thousand) are registered as Assets pledged as collateral and R$ 18,936,643 thousand (2014 – R$ 53,427,275 thousand) as Loans and advances to banks.

F - 102     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

20)  Financial assets and liabilities held for trading

a) Financial assets held for trading

	R$ thousand
	December 31
	2015	2014
Financial assets
Brazilian government securities	93,833,116	35,014,906
Bank debt securities	15,322,751	15,905,309
Corporate debt and marketable equity securities	7,674,357	10,332,717
Mutual funds	21,711,385	12,336,964
Brazilian sovereign bonds	1,426,416	418,561
Foreign governments securities	784,507	68,397
Derivative financial instruments	18,870,917	4,421,457
Total	159,623,449	78,498,311

Maturity

	R$ thousand
	December 31
	2015	2014
Maturity of up to one year	114,190,918	26,679,503
Maturity of one to five years	17,239,116	27,391,862
Maturity of five to 10 years	5,121,876	8,743,965
Maturity of over 10 years	723,819	1,372,346
No stated maturity	22,347,720	14,310,635
Total	159,623,449	78,498,311

Financial instruments provided as collateral and classified as "held for trading”, totaled R$ 291,498   thousand and R$ 1,257,413 thousand in 2015 and December 2014, respectively, as disclosed in Note 23 "Assets Pledged as Collateral”.

The total assets held for trading pledged as a guarantee of liabilities was R$ 4,315,701 thousand (December 2014 – R$ 3,218,365 thousand).

Unrealized gains/(losses) on securities and trading securities totaled R$ (7,425,562) thousand in 2015 (2014 – R$ 877,798 thousand and 2013 – R$ R$ (60,919) thousand). Net variation in unrealized gains/(losses) from securities and trading securities totaled R$ (8,303,360) thousand in 2015 (2014 - R$ 938,717 thousand and 2013 - R$ (453,019) thousand).

b) Financial liabilities held for trading

	R$ thousand
	December 31
	2015	2014
Derivative financial instruments	19,345,729	3,315,573
Total	19,345,729	3,315,573

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

F - 104     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	R$ thousand
	Notional amounts		Asset/(liability)
	December 31		December 31
	2015	2014	2015	2014
Futures contracts
• Interest rate futures
Purchases	120,562,790	59,298,642	75,217	22,356
Sales	50,489,526	110,759,701	(20,614)	(33,710)
• In foreign currency
Purchases (1)	34,101,616	16,145,870	-	-
Sales	41,360,434	26,041,747	-	-
• Others
Purchases	33,399	3,222,294	-	-
Sales	64,681	238,235	-	-

Options
• Interest rates
Purchases	3,840,166	23,409,200	169,518	27,432
Sales	3,638,190	30,594,004	(6,686)	(28,642)
• In foreign currency
Purchases	559,071	2,190,621	34,303	134,292
Sales	6,233,860	1,711,374	(89,633)	(77,944)
• Others
Purchases	28,449	438,498	4,160	2,666
Sales	29,345	123,697	(24,615)	(26,505)

Forward operations
• In foreign currency
Purchases	15,014,083	8,372,687	2,173,191	1,015,133
Sales	16,056,742	9,280,704	(3,215,656)	(671,345)
• Others
Purchases	118,120	111,559	12,543	343,683
Sales	149,969	416,503	(12,434)	(339,424)

Swap contracts
• Asset position
Interest rate swaps	91,993,544	11,512,776	5,915,951	385,543
Currency swaps	33,543,125	17,935,347	10,485,772	2,490,351
• Liability position
Interest rate swaps	60,797,118	13,020,906	(15,499,869)	(1,699,752)
Currency swaps	11,531,242	8,879,646	(476,222)	(438,249)

(1)  Includes, on December 31, 2015, the hedging of the firm commitment concerning the purchase and sale of shares agreement, to the sum of R$ 20,250,293 thousand (Note 43 (1)).

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

Market risk hedge

The gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recorded in the Income Statement.

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

F - 106     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

21)  Financial assets available for sale

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	67,605,104	313,941	(1,703,193)	66,215,852
Corporate debt securities	37,760,971	1,400,982	(3,400,140)	35,761,813
Bank debt securities	5,472,115	254,892	(1,083,963)	4,643,044
Brazilian sovereign bonds	4,661	130	-	4,791
Foreign governments securities	1,824,108	-	(77,904)	1,746,204
Marketable equity securities and other stocks	9,247,367	206,664	(130,285)	9,323,746
Balance on December 31, 2015	121,914,326	2,176,609	(6,395,485)	117,695,450

Brazilian government securities	70,490,510	932,267	(1,273,740)	70,149,037
Corporate debt securities	41,684,427	431,375	(749,029)	41,366,773
Bank debt securities	3,372,189	201,182	(218,592)	3,354,779
Brazilian sovereign bonds	272,701	1,362	(12,162)	261,901
Marketable equity securities and other stocks	5,286,472	696,633	(153,861)	5,829,244
Balance on December 31, 2014	121,106,299	2,262,819	(2,407,384)	120,961,734

Maturity

	R$ thousand
	December 31, 2015		December 31, 2014
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	45,540,511	45,180,957	52,546,732	52,523,210
From 1 to 5 years	38,118,029	37,119,401	20,842,585	20,491,801
From 5 to 10 years	19,665,723	17,599,486	25,586,953	25,058,017
Over 10 years	9,342,696	8,471,860	16,843,557	17,059,462
No stated maturity	9,247,367	9,323,746	5,286,472	5,829,244
Total	121,914,326	117,695,450	121,106,299	120,961,734

Financial instruments pledged as collateral and classified as available for sale, totaled R$ 33,173,511 thousand and R$ 14,616,464 thousand in 2015 and 2014, respectively, as disclosed in Note 23 "Assets Pledged as Collateral".

In 2015, the Organization maintained a total of R$ 2,635,422 thousand (2014 – R$ 2,543,749 thousand) financial assets available for sale pledged as a guarantee for liabilities.

We have applied our policy for impairment testing described in Note 2(e)(viii)(b) and realized other than temporary losses in our portfolio of equities registered in financial assets available for sale in the amount of R$ 424,522 thousand in 2015 (2014 - R$ 1,214,770 thousand and 2013 - R$ 402,085 thousand), included in Note 9.

Bradesco F - 107

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

22)  Investments held to maturity

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities :
Brazilian government securities	27,405,022	2,051,127	(2,111,684)	27,344,465
Corporate debt securities (1)	12,557,446	1,476	(1,332,866)	11,226,056
Brazilian sovereign bonds	41,092	2,417	-	43,509
Balance on December 31, 2015	40,003,560	2,055,020	(3,444,550)	38,614,030

Securities :
Brazilian government securities	25,032,157	3,150,195	(1,085,098)	27,097,254
Brazilian sovereign bonds	38,874	5,402	-	44,276
Balance on December 31, 2014	25,071,031	3,155,597	(1,085,098)	27,141,530

(1)    On 2015, Certificates of real estate receivables were reclassified from category “Financial assets available for sale”, due to the change of intention of the Management, as described in Note 3.4.

Maturity

	R$ thousand
	December 31, 2015		December 31, 2014
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	3,004	3,010	251,847	255,604
From 1 to 5 years	4,692,585	4,762,495	2,957,798	3,124,863
From 5 to 10 years	10,343,614	10,943,658	6,521,620	7,733,739
Over 10 years	24,964,357	22,904,867	15,339,766	16,027,324
Total	40,003,560	38,614,030	25,071,031	27,141,530

23)  Assets pledged as collateral

	R$ thousand
	December 31
	2015	2014
Held for trading	291,498	1,257,413
Brazilian government securities	291,498	1,257,413
Available for sale (1)	33,173,511	14,616,464
Brazilian government securities	28,866,615	7,095,516
Corporate debt securities	2,488,929	3,661,955
Bank debt securities	1,817,967	3,858,993
Loans and advances to banks	111,024,912	136,738,812
Securities purchased under agreements to resell	111,024,912	136,738,812
Total	144,489,921	152,612,689

(1)  In 2015, includes unrealized gains of R$ 568,202 thousand (2014 - R$ 264,815 thousand) and unrealized losses of R$ 3,214,523 thousand (2014 - R$ 1,300,315 thousand).

Collateral is a conditional commitment to ensure that the contractual clauses of a funding in the open market are complied with. In these agreements, the amount of R$ 139,446,192 thousand (2014 – R$ 152,282,854 thousand) may be repledged and R$ 5,043,729 thousand (2014 – R$ 329,835 thousand), sold or repledged.

F - 108     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

24)  Loans and advances to banks

	R$ thousand
	December 31
	2015	2014
Repurchase agreements	29,633,112	57,438,342
Loans to financial institutions	6,038,615	15,580,542
Impairment of loans and advances	(51,317)	(44,265)
Total	35,620,410	72,974,619

25)  Loans and advances to customers

	R$ thousand
	December 31
	2015	2014
Working capital	65,501,432	62,155,974
Personal credit (1)	49,681,429	45,807,489
Housing loans	48,114,515	40,103,169
Financing and export	38,180,619	26,141,531
Onlending BNDES/Finame	38,158,108	42,168,754
Credit card	30,943,428	28,072,447
Vehicles – CDC (Direct consumer credit)	26,484,476	30,354,903
Rural loans	13,710,274	17,057,992
Import	11,026,017	9,195,381
Overdraft for corporates	9,831,248	10,500,353
Receivable insurance premiums	4,757,182	4,257,787
Overdraft for individuals	3,904,889	3,665,539
Leasing	3,072,777	4,319,149
Others	26,957,274	25,396,213
Total Portfolio	370,323,668	349,196,681
Impairment of loans and advances	(25,455,204)	(21,132,677)
Total of net loans and advances to customers	344,868,464	328,064,004

(1)    Includes in 2015 R$ 34,564,935 thousand related to payroll loans (2014 – 29,501,361 thousand).

Allowance for loans and advances to customers

	R$ thousand
	2015	2014
At the beginning of the year	21,132,677	19,858,234
Impairment of loans and advances	14,721,152	10,291,386
Recovery of credits charged-off as loss	4,144,879	3,924,514
Write-offs	(14,543,504)	(12,941,457)
At the end of the year	25,455,204	21,132,677

Bradesco F - 109

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Finance lease receivables

Loans and advances to customers include the following finance lease receivables.

	R$ thousand
	December 31
	2015	2014
Gross investments in financial leases receivable:
Up to one year	1,629,160	2,188,804
From one to five years	1,420,681	2,073,705
Over five years	22,936	56,640
Impairment loss on finance leases	(186,348)	(251,877)
Net investment	2,886,429	4,067,272

Net investments in finance leases:
Up to one year	1,513,602	2,032,434
From one to five years	1,350,413	1,979,160
Over five years	22,414	55,678
Total	2,886,429	4,067,272

26)  Non-current assets held for sale

	R$ thousand
	December 31
	2015	2014
Assets not for own use
Vehicles and related	303,057	287,332
Properties	933,421	704,523
Machinery and equipment	6,117	7,365
Others	4,511	7,241
Total	1,247,106	1,006,461

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

F - 110     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

27)  Investments in associates and joint ventures

a.   Breakdown of investments in associates and joint ventures

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates assets	Associates liabilities	Revenue (1)	Associates net income (loss) for the year
Cielo S.A.	30.06%	30.06%	3,302,071	1,043,743	24,561,680	17,896,054	239,386	3,472,355
IRB - Brasil Resseguros S.A. (2) (3)	20.51%	-	658,949	138,165	14,690	11,424	3,144	673,650
Fleury S.A. (8)	16.39%	16.39%	512,642	6,262	1,393,617	1,707	1,845	38,206
Fidelity Processadora S.A.	49.00%	49.00%	254,785	68,312	852,969	332,997	19,546	139,412
Haitong Banco de Investimento do Brasil S.A. (6)	20.00%	20.00%	130,248	(5,377)	7,791,897	7,140,656	13,834,551	(26,886)
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	83,735	17,660	296,517	37,576	13,247	42,197
NCR Brasil S.A. (2)	49.00%	49.00%	80,357	7,101	233,461	134,533	71,177	14,492
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	33,954	(5,769)	149,312	80,018	115,874	(11,774)
Integritas Participações S.A. (2) (7)	-	-	-	4,778	752,450	6,600	828	18,983
Total investments in associates			5,056,741	1,274,875	36,046,593	25,641,565	14,299,598	4,360,635

Elo Participações S.A.	50.01%	50.01%	686,951	243,073	1,662,320	144,184	14,669	486,049
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	65,030	10,400	443,895	312,036	158,124	20,800
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	6,551	716	392,163	379,061	313,065	1,432
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	52	(1,013)	3,198	3,095	1,790	(2,026)
Total investments in joint ventures			758,584	253,176	2,501,576	838,376	487,648	506,255
Total on December 31, 2015			5,815,325	1,528,051	38,548,169	26,479,941	14,787,246	4,866,890

Bradesco F - 111

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates assets	Associates liabilities	Revenue (1)	Associates net income (loss) for the year
Cielo S.A.	28,65%	28,65%	1,696,088	924,699	18,156,089	13,659,918	15,859	3,227,769
IRB - Brasil Resseguros S.A. (2) (3)	20,51%	-	618,527	148,874	12,932	9,917	2,265	725,859
Integritas Participações S.A. (2)	25,17%	25,17%	492,242	7,883	782,014	7,195	218	31,316
Fidelity Processadora S.A.	49,00%	49,00%	258,535	66,759	839,393	311,769	27,819	136,243
Haitong Banco de Investimento do Brasil S.A. (6)	20,00%	20,00%	138,002	10,891	5,927,414	5,237,405	16,212,154	54,456
NCR Brasil S.A. (2)	49,00%	49,00%	71,576	1,295	199,444	118,407	32,692	2,642
Cia. Brasileira de Gestão e Serviços S.A.	41,85%	41,85%	66,076	9,279	229,506	27,679	10,518	22,173
Empresa Brasileira de Solda Elétrica S.A. (2)	49,00%	49,00%	39,723	14,246	204,413	123,346	437,607	29,074
Total investments in associates			3,380,769	1,183,926	26,351,205	19,495,636	16,739,132	4,229,532

Elo Participações S.A.(4)	50,01%	50,01%	515,035	186,009	1,264,614	88,441	443	371,943
Crediare S.A. – Crédito, Financiamento e Investimento	50,00%	50,00%	66,845	13,785	431,667	297,978	147,364	27,570
Leader S.A. Adm. de Cartões de Crédito (2)	50,00%	50,00%	20,817	16,075	376,329	334,694	294,547	32,150
MPO - Processadora de Pagamentos Móveis S.A.	50,00%	50,00%	314	(9,979)	15,156	14,525	-	(19,957)
Total investments in joint ventures			603,011	205,890	2,087,766	735,638	442,354	411,706
Total on December 31, 2014			3,983,780	1,389,816	28,438,971	20,231,274	17,181,486	4,641,238

F - 112     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Company	R$ thousand
	Total shareholding interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates assets	Associates liabilities	Revenue (1)	Associates net income (loss) for the year
Cielo S.A.	28.65%	28.65%	1,360,812	802,033	12,643,111	9,317,261	18,187	2,799,588
IRB - Brasil Resseguros S.A. (2) (3)	21.24%	-	507,503	18,166	12,502,578	9,990,775	1,508,156	85,518
Integritas Participações S.A. (2)	22.32%	22.32%	503,911	6,700	810,921	9,713	30,232	30,022
Fidelity Processadora S.A.	49.00%	49.00%	266,429	58,579	868,262	324,529	14,931	119,549
Haitong Banco de Investimento do Brasil S.A. (6)	20.00%	20.00%	133,140	6,047	7,257,323	6,591,624	9,097,795	30,235
NCR Brasil S.A. (2)	49.00%	49.00%	70,281	5,122	159,228	82,720	36,035	10,453
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	56,796	6,285	196,342	22,575	5,893	15,018
Empresa Brasileira de Solda Elétrica S.A. (2)	49.00%	49.00%	25,642	4,043	328,952	276,621	178,399	8,251
Total investments in associates			2,924,514	906,975	34,766,717	26,615,818	10,889,628	3,098,634

Elo Participações S.A.(4)	50.01%	50.01%	373,145	76,567	924,083	957	46	153,103
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	64,852	11,261	383,426	250,738	133,855	22,522
Leader S.A. Adm. de Cartões de Crédito (2)	50.00%	50.00%	26,042	15,803	390,788	338,703	303,233	31,606
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	4,294	(731)	8,775	188	-	(1,462)
Companhia Brasileira de Soluções e Serviços – Alelo (4)	-	-	-	52,996	-	-	36,415	105,971
2BCapital S.A. (5)	50.00%	50.00%	-	(184)	4,358	4,886	39	(368)
Total investments in joint ventures			468,333	155,712	1,711,430	595,472	473,588	311,372
Total on December 31, 2013			3,392,847	1,062,687	36,478,147	27,211,290	11,363,216	3,410,006

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

(5)     Company was fully consolidated from December of 2014, due to the capital increase;

(6)     New denomination of BES Investimento do Brasil S.A.;

(7)     Partial spin-off in October, 2015; and

(8)     Participation in Fleury S.A. (i) due to the partial spin-off of Integritas Participações S.A. and, (ii) recorded using equity method as Bradesco has significant influence due its paticipation on the Board of the Directors and other committes.

Bradesco F - 113

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2015, with the exception of Cielo S.A., the other investments mentioned in the table above were not traded regularly on any stock exchange. The market value of our investment in Cielo, was R$ 19,049,214 thousand (2014 - R$ 18,768,859 thousand). The Organization does not have any contingent liability for investments in Associates, in which it is responsible for, in part or in full.

b.   Changes in associates

	R$ thousand
	2015	2014
Initial balances	3,983,780	3,392,847
Additions (1)	1,469,011	6,000
Spin-off of associates (2)	(497,339)	-
Equity in net income of associates	1,528,051	1,389,816
Dividends/Interest on capital	(668,178)	(804,883)
At the end of the year	5,815,325	3,983,780

(1)    Includes in 2015, acquisition of equity interest (i) in Cielo S.A.; in Fleury S.A., due to the partial spin-off of Integritas Participações S.A.; and

(2)    Partial spin-off of Integritas Participações S.A. ocurred in October, 2015.

28)  Property and equipment

a)  Composition of property and equipment by class

		R$ thousand
	Annual rate of depreciation	Cost	Accumulated depreciation	Net
Buildings	4%	1,006,849	(424,247)	582,602
Land	-	448,020	-	448,020
Installations, properties and equipment for use	10%	5,032,082	(2,243,752)	2,788,330
Security and communications systems	10%	234,836	(175,750)	59,086
Data processing systems	20% - 50%	2,883,391	(1,841,408)	1,041,983
Transportation systems	20%	108,430	(38,193)	70,237
Financial leasing of data processing systems	20% - 50%	2,475,136	(1,960,959)	514,177
Balance on December 31, 2015		12,188,744	(6,684,309)	5,504,435

Buildings	4%	1,107,832	(580,007)	527,825
Land	-	493,079	-	493,079
Installations, properties and equipment for use	10%	4,366,846	(2,161,742)	2,205,104
Security and communications systems	10%	222,627	(174,905)	47,722
Data processing systems	20% - 50%	2,682,748	(1,763,755)	918,993
Transportation systems	20%	84,860	(39,646)	45,214
Financial leasing of data processing systems	20% - 50%	2,880,337	(2,417,756)	462,581
Balance on December 31, 2014		11,838,329	(7,137,811)	4,700,518

Depreciation charges in 2015 amounted to R$ 1,057,722 thousand (2014 - R$ 1,056,389 thousand and 2013 - R$ 1,018,239 thousand ).

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

F - 114     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)      Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems (1)	Transportation systems	Total
Balance on December 31, 2014	527,825	493,079	2,205,104	47,722	1,381,574	45,214	4,700,518
Additions	90,053	54,838	1,088,506	48,451	857,527	42,174	2,181,549
Write offs	(24,922)	(99,897)	(106,959)	(6,086)	(63,452)	(408)	(301,724)
Impairment	-	-	-	(13,183)	-	(5,003)	(18,186)
Depreciation	(10,354)	-	(398,321)	(17,818)	(619,489)	(11,740)	(1,057,722)
Balance on December 31, 2015	582,602	448,020	2,788,330	59,086	1,556,160	70,237	5,504,435

Balance on December 31, 2013	505,159	492,411	2,029,907	57,073	1,394,775	22,642	4,501,967
Additions	36,269	833	790,626	10,523	690,865	30,469	1,559,585
Write offs	(320)	(165)	(255,243)	(3,136)	(44,528)	(451)	(303,843)
Impairment	-	-	(802)	-	-	-	(802)
Depreciation	(13,283)	-	(359,384)	(16,738)	(659,538)	(7,446)	(1,056,389)
Balance on December 31, 2014	527,825	493,079	2,205,104	47,722	1,381,574	45,214	4,700,518

(1)   Includes financial leasing of data processing systems.

Bradesco F - 115

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

29)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Others (1)	Total
Balance on December 31, 2014	723,526	2,025,940	3,603,798	751,923	424,728	7,529,915
Additions/(reductions)	-	1,126,370	835,301	-	10,210	1,971,881
Impairment (2)	-	-	-	-	(207,880)	(207,880)
Amortization	-	(892,277)	(799,274)	(42,460)	(150,270)	(1,884,281)
Balance on December 31, 2015	723,526	2,260,033	3,639,825	709,463	76,788	7,409,635

Balance on December 31, 2013	723,526	2,589,021	3,577,855	794,383	535,954	8,220,739
Additions/(reductions)	-	285,325	911,566	-	73,389	1,270,280
Impairment (2)	-	(244)	(84,562)	-	-	(84,806)
Amortization	-	(848,162)	(801,061)	(42,460)	(184,615)	(1,876,298)
Balance on December 31, 2014	723,526	2,025,940	3,603,798	751,923	424,728	7,529,915

(1)      Rate of amortization: acquisition of banking rights - in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and

(2)      Impairment losses were recognized in the consolidated statement of income, within “Other operating income/(expenses)”.

F - 116     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	December 31
	2015	2014
Banking	429,560	429,560
Insurance, pension and capitalization bonds	293,966	293,966
Total	723,526	723,526

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2015, nor in 2014 nor in 2013.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow predictions based on financial budgets approved by management, with a terminal growth rate of 8.2% p.a. (8.0% p.a. in 2014). The forecast cash flows have been discounted at a rate of 15.4% p.a. (12.6% p.a. in 2014).

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

30)  Other assets

	R$ thousand
	December 31
	2015	2014
Foreign exchange transactions (1)(4)	14,260,780	11,709,418
Debtors for guarantee deposits (2)(4)	12,482,898	11,300,204
Negotiation and intermediation of securities(4)	2,866,779	1,687,955
Trade and credit receivables(4)	1,978,001	2,042,977
Deferred acquisition cost (insurance) – Note 35f	1,945,238	1,839,353
Sundry borrowers	1,917,864	2,960,115
Prepaid expenses	1,418,030	507,457
Income receivable(4)	1,241,028	1,005,321
Interbank and interbranch receivables	934,684	1,010,056
Others (3)	1,073,395	1,036,424
Total	40,118,697	35,099,280

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

(3)   Includes basically trade and credit receivables, material supplies, other advances and payments to be reimbursed; and

(4)   Financial assets are recorded at amortized cost.

Bradesco F - 117

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

31)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2015	2014
Demand deposits	807,695	940,997
Interbank deposits	466,448	641,205
Funding in the open market	222,291,364	219,359,890
Borrowings	28,236,838	15,218,591
Onlending	42,101,046	43,779,544
Total	293,903,391	279,940,227

32)  Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	December 31
	2015	2014
Demand deposits	23,012,068	32,086,299
Savings deposits	91,878,765	92,154,815
Time deposits	79,619,267	85,790,391
Total	194,510,100	210,031,505

33)  Funds from securities issued

a)   Composition by type of security issued and location

	R$ thousand
	December 31
	2015	2014
Instruments Issued – Brazil:
Mortgage notes	-	404,915
Real estate credit notes	20,223,220	11,862,705
Agribusiness notes	7,642,250	8,570,579
Financial notes	71,691,563	54,961,063
Subtotal	99,557,033	75,799,262
Securities and bonds – Abroad:
Euronotes (1)	6,204,942	6,276,614
Securities issued through securitization – (item (b))	3,575,729	2,694,477
Subtotal	9,780,671	8,971,091
Structured operations certificates	512,343	260,046
Grand Total	109,850,047	85,030,399

(1)   Issuance of securities in the foreign market to fund customers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

F - 118     IFRS – International Financial Reporting Standards – 2015

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

We show below the amounts of the securities issued by the SPE, which appear in the “Funding from issuance of securities” line item:

	R$ thousand
	Date of Issue	Amount of the transaction	Maturity	December 31
				2015	2014
Securitization of the future flow of payment orders received from abroad	3.06.2008	836,000	5.22.2017	532,436	646,002
	12.19.2008	1,168,500	2.20.2019	1,277,663	1,148,173
	12.17.2009	133,673	2.20.2017	66,812	90,137
	12.17.2009	89,115	2.20.2020	121,015	101,960
	8.20.2010	307,948	8.21.2017	223,185	250,772
	9.29.2010	170,530	8.21.2017	127,445	143,325
	11.16.2011	88,860	11.20.2018	116,875	107,432
	11.16.2011	133,290	11.22.2021	261,230	206,676
	12.23.2015	390,480	11.21.2022	424,060	-
	12.23.2015	390,480	11.20.2020	425,008	-
Total		3,708,876		3,575,729	2,694,477

Bradesco F - 119

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Subordinated debt

Maturity	Original term in years	Amount of the operation	R$ thousand
			December 31
			2015	2014
In Brazil:
Subordinated CDB:
2015 (1)	6	-	-	2,677,464
2016	6	500	1,129	952
2019	10	20,000	48,919	40,986
Financial notes:
2016	6	102,018	194,398	166,069
2017	6	8,630,999	10,479,463	9,904,746
2018	6	8,262,799	9,449,037	9,036,475
2019	6	21,858	29,859	26,148
2017	7	40,100	84,064	72,358
2018	7	141,050	256,191	216,409
2019	7	3,172,835	3,366,282	3,294,514
2020	7	1,700	2,351	2,036
2022 (2)	7	4,305,011	4,393,265	-
2018	8	50,000	97,531	82,323
2019	8	12,735	22,230	19,329
2020	8	28,556	43,541	37,726
2021	8	1,236	1,710	1,486
2023 (2)	8	1,706,846	1,733,383	-
2021	9	7,000	10,214	8,898
2024 (2)	9	4,924	4,977	-
2021	10	19,200	32,823	27,976
2022	10	54,143	81,225	70,401
2023	10	688,064	921,434	810,721
2025 (2)	10	284,137	293,445	-
2026 (2)	11	3,400	3,432	-
perpetual (2)	-	5,000,000	5,016,437	-
CDB pegged to loans:
2016	1	792	1,160	3,073
Subtotal in Brazil			36,568,500	26,500,090
Abroad:
2019	10	1,333,575	2,972,627	2,021,595
2021	11	2,766,650	6,385,622	4,339,415
2022	11	1,886,720	4,356,187	2,960,566
Subtotal Abroad			13,714,436	9,321,576
Overall total (3)			50,282,936	35,821,666

(1)  Subordinated debt transactions that matured in 2015; and

(2)  New issuing of financial bills in 2015; and

(3)  It includes the amount of R$ 11,444,939 thousand, referring to subordinate debts recorded in “Eligible Debt Capital Instruments”.

F - 120     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Insurance technical provisions and pension plans

a)      Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)(3)		Total
	December 31		December 31		December 31
	2015	2014	2015	2014	2015	2014
Current and long-term liabilities
Mathematical provision for benefits to be granted	854,988	798,859	143,706,977	120,906,070	144,561,965	121,704,929
Mathematical provision for benefits granted	187,100	171,416	7,747,615	6,985,943	7,934,715	7,157,359
IBNR (Incurred But Not Reported) provision	2,453,085	1,606,139	1,107,026	1,056,832	3,560,111	2,662,971
Provision for unearned premiums	4,206,014	4,066,841	362,409	277,958	4,568,423	4,344,799
Provision for insurance claims to be settled	4,194,758	4,161,996	1,430,291	1,097,502	5,625,049	5,259,498
Provision for financial surplus	-	-	506,504	426,239	506,504	426,239
Other technical provisions	1,429,936	1,882,315	2,754,237	3,121,110	4,184,173	5,003,425
Total provisions	13,325,881	12,687,566	157,615,059	133,871,654	170,940,940	146,559,220

1.    “Other reserves” - Insurance basically refers to the technical reserves of the “personal health” portfolio;

2.    Includes personal insurance and pension plans; and

3.    “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”. In 2014, in compliance with SUSEP Circular Letter no 462/13, the “Other Technical provisions (OPT)” balance was reversed.

Bradesco F - 121

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Technical provisions by product

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2015	2014	2015	2014	2015	2014
Health	7,040,435	6,622,586	-	-	7,040,435	6,622,586
Auto / Liability Insurance	3,175,873	3,195,673	-	-	3,175,873	3,195,673
DPVAT (Personal Injury Caused by Automotive Vehicles) (1)	331,996	242,282	3,437	3,955	335,433	246,237
Life	-	-	7,636,428	6,258,042	7,636,428	6,258,042
Elementary lines (property/casualty)	2,777,577	2,627,025	-	-	2,777,577	2,627,025
Free Benefits Generating Plan - PGBL	-	-	24,844,503	22,907,179	24,844,503	22,907,179
Free Benefits Generating Life - VGBL	-	-	106,248,597	87,144,950	106,248,597	87,144,950
Traditional plans	-	-	18,882,094	17,557,528	18,882,094	17,557,528
Total technical provisions	13,325,881	12,687,566	157,615,059	133,871,654	170,940,940	146,559,220

c)   Technical provisions by aggregated products

	R$ thousand
	December 31
	2015	2014
Insurance – Vehicle, Elementary Lines, Life and Health	20,965,746	18,949,563
Insurance – Life with Survival Coverage (VGBL)	106,248,597	87,144,950
Pensions – PGBL and Traditional Plans	36,848,112	34,393,291
Pensions – Risk Traditional Plans	6,878,485	6,071,416
Total	170,940,940	146,559,220

F - 122     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)   Changes in the insurance and pension technical provisions

(i)            Insurance – Vehicle, General, Life, Health and Pension (Risk on Traditional Plans)

	R$ thousand
	Years ended December 31
	2015	2014
At the beginning of the year	25,020,979	22,036,698
(-) DPVAT insurance	(245,411)	(695,437)
Subtotal at beginning of the year	24,775,568	21,341,261
Additions, net of reversals	24,199,584	20,662,929
Payment of claims, benefits and redemptions	(23,061,771)	(17,973,611)
Adjustment for inflation and interest	1,597,151	744,989
Subtotal at end of the period	27,510,532	24,775,568
(+) DPVAT insurance	333,699	245,411
Total at the Year-End	27,844,231	25,020,979

(ii)           Insurance – Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2015	2014
At the beginning of the year	87,144,950	74,522,213
Receipt of premiums net of fees	24,568,993	19,951,708
Payment of benefits	(26,704)	(15,824)
Payment of redemptions	(14,393,788)	(12,682,365)
Adjustment for inflation and interest	9,987,082	6,607,823
Others	(1,031,936)	(1,238,605)
Total at the Year-End	106,248,597	87,144,950

(iii)       Pensions – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2015	2014
At the beginning of the year	34,393,291	33,770,112
Receipt of contributions net of fees	2,427,913	2,136,712
Payment of benefits	(573,307)	(532,903)
Payment of redemptions	(2,123,360)	(2,142,511)
Adjustment for inflation and interest	3,893,897	2,615,983
Others	(1,170,322)	(1,454,102)
Total at the Year-End	36,848,112	34,393,291

Bradesco F - 123

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)   Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and Pension		Total
	December 31		December 31		December 31
	2015	2014	2015	2014	2015	2014
Total technical reserves	13,325,881	12,687,566	157,615,059	133,871,654	170,940,940	146,559,220
(-) Deferred acquisition costs that reduce unearned premium reserve (PPNG)	(287,330)	(270,631)	-	-	(287,330)	(270,631)
(-) Portion corresponding to contracted reinsurance	(934,252)	(871,011)	(32,094)	(12,612)	(966,346)	(883,623)
(-) Deposits retained at IRB and court deposits	(2,318)	(2,318)	-	-	(2,318)	(2,318)
(-) Receivables	(934,747)	(891,065)	-	-	(934,747)	(891,065)
(-) Unearned premium reserve - Health insurance (1)	(1,089,006)	(949,029)	-	-	(1,089,006)	(949,029)
(-) Reserves from DPVAT agréments	(325,149)	(236,239)	-	-	(325,149)	(236,239)
To be insured	9,753,079	9,467,273	157,582,965	133,859,042	167,336,044	143,326,315

Investment fund quotas (VGBL and PGBL) (2)	-	-	128,864,259	107,894,380	128,864,259	107,894,380
Investment fund quotas (excluding VGBL and PGBL)	6,018,361	7,980,702	18,159,359	20,080,415	24,177,720	28,061,117
Government securities	5,488,115	5,046,582	13,078,481	10,228,007	18,566,596	15,274,589
Private securities	106,660	105,943	176,214	173,684	282,874	279,627
Equities	1,911	2,956	1,123,289	1,296,157	1,125,200	1,299,113
Total guarantees of technical reserves	11,615,047	13,136,183	161,401,602	139,672,643	173,016,649	152,808,826

(1) In accordance with Article 4 of ANS Resolution n° 314/12; and

(2) The “VGBL” and “PGBL” mutual funds were consolidated in the consolidated financial statements.

F - 124     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Changes in deferred acquisition cost (insurance assets)

	R$ thousand
	Years ended December 31
	2015	2014
At the beginning of the year	1,839,353	1,537,145
Additions	1,924,261	1,853,617
Reversals	(1,818,376)	(1,551,409)
Total at the Year-End	1,945,238	1,839,353

g)   Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2015	2014
At the beginning of the year	1,037,654	945,728
Additions	828,630	487,448
Reversals	(481,971)	(258,586)
Recovered insurance losses	(231,592)	(135,708)
Adjustment of inflation and interest	38,876	17,537
Others	(47,091)	(18,765)
Total at the Year-End	1,144,506	1,037,654

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

Bradesco F - 125

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Total
Amount estimated for the claims:
• In the year of notification	2,023,548	1,697,160	1,701,439	1,152,371	2,058,559	2,414,674	2,647,298	3,134,409	3,020,829	3,708,479	4,160,984	-
• One year after notification	1,955,138	1,626,143	1,638,346	1,108,270	2,037,365	2,394,609	2,626,356	3,035,716	2,848,361	3,456,642	-	-
• Two years after notification	1,921,320	1,600,359	1,596,899	1,088,069	2,018,329	2,387,075	2,604,738	3,021,698	2,809,942	-	-	-
• Three years after notification	1,912,062	1,603,521	1,593,526	1,094,795	2,015,921	2,403,020	2,604,061	3,041,626	-	-	-	-
• Four years after notification	1,918,314	1,597,707	1,598,083	1,102,364	2,046,000	2,418,649	2,600,194	-	-	-	-	-
• Five years after notification	1,925,223	1,605,888	1,600,766	1,102,595	2,044,644	2,428,252	-	-	-	-	-	-
• Six years after notification	1,926,098	1,612,902	1,608,667	1,127,609	2,056,612	-	-	-	-	-	-	-
• Seven years after notification	1,931,580	1,623,910	1,601,931	1,140,708	-	-	-	-	-	-	-	-
• Eight years after notification	1,935,495	1,626,669	1,607,644	-	-	-	-	-	-	-	-	-
• Nine years after notification	1,966,368	1,638,045	-	-	-	-	-	-	-	-	-	-
• Ten years after notification	1,973,920	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2015)	1,973,920	1,638,045	1,607,644	1,140,708	2,056,612	2,428,252	2,600,194	3,041,626	2,809,942	3,456,642	4,160,984	26,914,569
Payments of claims	(1,909,964)	(1,607,830)	(1,588,786)	(995,916)	(2,008,382)	(2,349,145)	(2,532,314)	(2,768,515)	(2,664,608)	(3,224,219)	(2,950,525)	(24,600,204)
Outstanding Claims	63,956	30,215	18,858	144,792	48,230	79,107	67,880	273,111	145,334	232,423	1,210,459	2,314,365

F - 126     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Insurance, Vehicle/RCF and Elementary Lines – Claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Total
Amount estimated for the claims:
• In the year of notification	1,725,277	1,464,086	1,421,768	859,651	1,791,249	2,260,194	2,440,426	2,804,706	2,815,311	3,523,133	3,805,260	-
• One year after notification	1,675,830	1,415,281	1,385,711	846,124	1,773,092	2,235,404	2,417,095	2,695,513	2,648,135	3,306,665	-	-
• Two years after notification	1,635,350	1,413,371	1,381,949	835,214	1,766,152	2,232,926	2,401,407	2,696,091	2,622,005	-	-	-
• Three years after notification	1,639,187	1,417,612	1,379,442	844,636	1,769,942	2,251,003	2,418,057	2,705,326	-	-	-	-
• Four years after notification	1,653,212	1,417,980	1,386,605	850,115	1,791,739	2,268,293	2,425,973	-	-	-	-	-
• Five years after notification	1,670,356	1,429,154	1,392,108	857,121	1,797,090	2,281,206	-	-	-	-	-	-
• Six years after notification	1,686,295	1,437,203	1,401,024	868,958	1,810,770	-	-	-	-	-	-	-
• Seven years after notification	1,693,861	1,448,422	1,404,940	873,978	-	-	-	-	-	-	-	-
• Eight years after notification	1,707,860	1,453,221	1,410,894	-	-	-	-	-	-	-	-	-
• Nine years after notification	1,728,217	1,463,909	-	-	-	-	-	-	-	-	-	-
• Ten years after notification	1,731,930	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2015)	1,731,930	1,463,909	1,410,894	873,978	1,810,770	2,281,206	2,425,973	2,705,326	2,622,005	3,306,665	3,805,260	24,437,916
Payments of claims	(1,701,537)	(1,441,165)	(1,398,062)	(855,034)	(1,779,614)	(2,231,549)	(2,370,661)	(2,631,217)	(2,529,167)	(3,130,867)	(2,847,860)	(22,916,733)
Outstanding Claims	30,393	22,744	12,832	18,944	31,156	49,657	55,312	74,109	92,838	175,798	957,400	1,521,183

Bradesco F - 127

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, gross reinsurance(1)

		R$ thousand
		Year claims were notified
	Up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Total
Amount estimated for the claims:
• In the year of notification	816,255	624,866	778,085	819,262	885,177	997,287	1,183,335	1,228,706	1,303,216	1,326,708	1,412,469	-
• One year after notification	778,352	608,403	766,642	829,831	909,937	1,006,142	1,180,974	1,219,349	1,295,014	1,369,187	-	-
• Two years after notification	755,274	590,246	772,788	845,582	926,808	1,012,326	1,181,021	1,229,698	1,323,077	-	-	-
• Three years after notification	747,555	586,480	776,168	841,047	920,827	1,002,115	1,189,830	1,229,696	-	-	-	-
• Four years after notification	738,165	590,823	779,660	838,726	927,503	1,013,162	1,186,600	-	-	-	-	-
• Five years after notification	738,659	583,930	773,646	836,488	937,744	1,010,685	-	-	-	-	-	-
• Six years after notification	734,144	580,137	778,029	837,591	935,677	-	-	-	-	-	-	-
• Seven years after notification	725,395	581,401	753,093	837,981	-	-	-	-	-	-	-	-
• Eight years after notification	720,079	580,600	756,800	-	-	-	-	-	-	-	-	-
• Nine years after notification	722,823	581,246	-	-	-	-	-	-	-	-	-	-
• Ten years after notification	725,305	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2015)	725,305	581,246	756,800	837,981	935,677	1,010,685	1,186,600	1,229,696	1,323,077	1,369,187	1,412,469	11,368,723
Payments of claims	(708,786)	(563,875)	(724,290)	(811,422)	(891,667)	(946,874)	(1,114,342)	(1,137,570)	(1,162,625)	(997,589)	(886,411)	(9,945,451)
Outstanding Claims	16,519	17,371	32,510	26,559	44,010	63,811	72,258	92,126	160,452	371,598	526,058	1,423,272

F - 128     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims, net reinsurance(1)

		R$ thousand
		Year claims were notified
	Up to 2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Total
Amount estimated for the claims:
• In the year of notification	816,255	624,866	778,085	819,262	885,177	997,287	1,183,335	1,228,706	1,303,216	1,326,708	1,412,469	-
• One year after notification	778,352	608,403	766,642	829,831	909,937	1,006,142	1,180,974	1,219,349	1,295,014	1,369,187	-	-
• Two years after notification	755,274	590,246	772,788	845,582	926,808	1,012,326	1,181,021	1,229,698	1,323,077	-	-	-
• Three years after notification	747,555	586,480	776,168	841,047	920,827	1,002,115	1,189,830	1,229,696	-	-	-	-
• Four years after notification	738,165	590,823	779,660	838,726	927,503	1,013,162	1,186,600	-	-	-	-	-
• Five years after notification	738,659	583,930	773,646	836,488	937,744	1,010,685	-	-	-	-	-	-
• Six years after notification	734,144	580,137	778,029	837,591	935,677	-	-	-	-	-	-	-
• Seven years after notification	725,395	581,401	753,093	837,981	-	-	-	-	-	-	-	-
• Eight years after notification	720,079	580,600	756,800	-	-	-	-	-	-	-	-	-
• Nine years after notification	722,823	581,246	-	-	-	-	-	-	-	-	-	-
• Ten years after notification	725,305	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2015)	725,305	581,246	756,800	837,981	935,677	1,010,685	1,186,600	1,229,696	1,323,077	1,369,187	1,412,469	11,368,723
Payments of claims	(708,786)	(563,875)	(724,290)	(811,422)	(891,667)	(946,874)	(1,114,342)	(1,137,570)	(1,162,625)	(997,589)	(886,411)	(9,945,451)
Outstanding Claims	16,519	17,371	32,510	26,559	44,010	63,811	72,258	92,126	160,452	371,598	526,058	1,423,272

(1)    The claims table does not include the products Health and Dental insurance – R$ 1,886,840 thousand, DPVAT insurance – R$ 116,159 thousand, “Extended guarantee” R$ 21,330 thousand, Retrocession – R$ 24,975 thousand and salvage and reimbursement estimates - R$ (161,892) thousand.

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

Expenses related to contributions made in 2015 totaled R$ 606,245 thousand (2014 - R$ 622,807 thousand and 2013 - R$ 622,160 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$ 3,163,517 thousand in 2015 (2014 - R$ 2,949,691 thousand and 2013 - R$ 2,730,353 thousand).

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

F - 130     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Alvorada, BBI and Bradesco Plans
	Years ended December 31
	2015	2014
(i) Projected benefit obligations:
At the beginning of the year	1,182,761	1,082,613
Cost of current service	(579)	641
Interest cost	133,385	127,082
Participant’s contribution	2,590	2,162
Actuarial gains/(losses)	(58,529)	60,621
Benefit paid	(97,623)	(90,358)
At the end of the year	1,162,005	1,182,761

(ii) Plan assets comprise:
At the beginning of the year	1,070,636	995,591
Expected returns	64,011	154,209
Contributions received:
Employer	8,168	9,032
Employees	2,590	2,162
Benefits paid	(97,623)	(90,358)
At the end of the year	1,047,782	1,070,636

(iii) Financial position:
Plans in deficit	(131,849)	(112,125)
Plans in surplus	17,626	-
Net balance	(114,223)	(112,125)

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Alvorada, BBI and Bradesco Plans
	Years ended December 31
	2015	2014	2013
Projected benefit obligations:
Cost of service	(579)	641	1,649
Cost of interest on actuarial obligations	133,385	127,082	117,071
Expected returns from the assets of the plan	(120,960)	(116,965)	(95,573)
Net cost/ (benefit) of pension plans	11,846	10,758	23,147

The accumulated obligations of the pension plans are included in “Other Liabilities”, in our consolidated statement of financial position.

Bradesco F - 131

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Benefit obligations and net periodic benefit cost for the years 2015 and 2014 for our subsidiaries, were determined using the following assumptions:

	December 31
	2015	2014
Discount rate (1)	12.7%	11.7%
Expected long-term rate of return on the assets	12.7%	11.7%
Increase in salary levels	5.0%	5.2%

(1)    In 2015, considering an inflation rate of 5.0% p.a. and a real discount rate of 7.3% p.a. (2014 – 5.2% and 6.2% p.a., respectively).

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

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	Assets of the Alvorada Plan		Assets of the BBI Plan		Assets of the Bradesco Plan
	December 31		December 31		December 31
	2015	2014	2015	2014	2015	2014
Asset categories
Equities	-	-	9.2%	12.4%	3.4%	7.2%
Fixed income	92.0%	91.4%	87.2%	83.8%	86.7%	82.6%
Properties	6.3%	6.9%	-	-	3.8%	3.6%
Other	1.7%	1.7%	3.6%	3.8%	6.1%	6.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

F - 132     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Below is the sensitivity analysis of the benefit plan obligations, showing the impact on the actuarial exposure (12.7% p.a.) assuming a 1 b.p. change in the discount rate:

Discount rate	Sensitivity analysis	Effect on actuarial liabilities	Effect on the present value of obligations
13.7%	Increase of 1 b.p.	decrease	(96,511)
11.7%	Decrease of 1 b.p.	increase	117,947

37)  Other provisions

a)      Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), claiming to offset PIS against Gross Operating Income, paid under Decree-Laws no 2445/88 and no 2449/88, regarding the payment that exceeded the amount due under Supplementary Law no 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

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

                  I -       Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid overtime, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and not judged, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

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

Bradesco F - 133

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on Organization’s financial position.

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

The main cases are:

-         PIS and COFINS – R$ 2,115,466 thousand (2014 - R$ 1,818,412 thousand): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law no 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-       INSS Autonomous Brokers – R$ 1,794,380 thousand (2014 - R$ 1,531,540 thousand): discussing the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law no 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law no 8,212/91, as new wording in Law no 9,876/99;

-       IRPJ/CSLL on credit losses – R$ 1,880,905 thousand (2014 - R$ 2,059,542 thousand): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law no 9,430/96 that only apply to temporary losses;

-       PIS – EC 17/97 - R$ 233,597 thousand (2014 - R$ 321,748): for the period from July 1997 to February 1998, request to calculate and pay PIS contributions as established by LC 07/70 (PIS Repique) and not as established by EC 17/97 (PIS on Gross Operating Income);

F - 134     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-       PIS – R$ 325,932 thousand (2014 - R$ 320,067 thousand): we are requesting the authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation (set out in Article 44 of Law no 4,506/64), which excludes interest income; and

-       Pension Contributions - R$ 1,080,640 thousand (2014 - R$ 484,960 thousand): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the audit as compensatory sums subject to the incidence of such financial contributions and isolated fine for not withholding tax of the IRRF on the related financial contributions.

d)      Changes in other provision

	R$ thousand
	Labor	Civil	Tax and Social Security
Balance on December 31, 2014	2,705,363	3,937,591	7,221,447
Indexation charges	366,088	373,757	653,107
Additions, net of reversals	883,887	983,576	250,501
Payments	(906,896)	(1,091,974)	(12,130)
Balance on December 31, 2015	3,048,442	4,202,950	8,112,925

Balance on December 31, 2013	2,509,323	3,813,571	7,429,683
Indexation charges	310,580	363,847	475,589
Additions, net of reversals	1,169,873	577,237	(572,621)
Payments	(1,284,413)	(817,064)	(111,204)
Balance on December 31, 2014	2,705,363	3,937,591	7,221,447

e)      Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recorded as a liability in the financial statements. The main proceedings in this category are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$ 1,910,629 thousand (2014 - R$ 1,840,272 thousand) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; b) 2006-2010 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 5,194,055 thousand (2014 - R$ 4,264,479 thousand); c) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$ 1,200,403 thousand (2014 - R$ 1,034,018 thousand); d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2010, and differences in depreciation and operating expenses and income, amounting to R$ 908,915 thousand (2014 - R$ 1,226,665 thousand); and e) IRPJ and CSLL deficiency note, amounting to R$ 421,035 thousand (2014 - R$ 378,664 thousand) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

Bradesco F - 135

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

38)  Other liabilities

	R$ thousand
	December 31
	2015	2014
Financial liabilities
Credit card transactions (1)	19,100,529	18,094,072
Foreign exchange transactions (2)	13,263,836	11,261,026
Loan assignment obligations (4)	7,519,809	4,948,920
Capitalization bonds	6,893,483	6,707,862
Negotiation and intermediation of securities	2,716,075	2,763,658
Liabilities for acquisition of assets – financial leasing (Note 38 a)	676,149	898,248

Other liabilities
Third party funds in transit (3)	6,382,059	5,888,405
Provision for payments	5,605,489	5,656,677
Sundry creditors	5,451,598	3,930,699
Corporate and statutory obligations	3,770,172	3,105,276
Other taxes payable	1,378,280	982,897
Liabilities for acquisition of assets and rights	1,077,236	1,054,651
Others	4,203,343	3,893,318
Total	78,038,058	69,185,709

(1)      Refers to amounts payable to merchants;

(2)      Mainly refers to the institution’s sales in foreign currency to customers and its right’s in domestic currency, resulting from exchange sale operations;

(3)      Mainly refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas; and

(4)    Bradesco carried out operations related to the sale or transfer of financial assets in which there was the retention of credit risks of the financial assets transferred. Therefore, such operations remained recorded in loans and advance to customer - property loans in the amount of R$ 7,510,739 thousand (2014 - R$ 4,953,774 thousand).

a)     Composition by maturity of financial leasing and details of operational leases

	R$ thousand
	December 31
	2015	2014
Due within one year	475,211	497,011
From 1 to 2 years	183,676	316,872
From 2 to 3 years	17,262	84,365
Total	676,149	898,248

Total non-cancellable minimum future payments due on operational leases in 2015 are R$ 5,328,926 thousand, of which R$ 682,500 thousand is due within 1 year, R$ 2,540,356 thousand between 1-5 years and R$ 2,106,070 thousand with more than 5 years.

F - 136     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)  Equity

a)         Capital and shareholders’ rights

i.    Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	December 31
	2015	2014 (1)
Ordinary (one vote per share)	2,524,364,555	2,524,364,555
Preferred (no voting rights)	2,524,364,292	2,524,364,292
Subtotal	5,048,728,847	5,048,728,847
In treasury (common)	(3,669,932)	(3,478,332)
In treasury (preferred)	(15,583,262)	(10,781,844)
Total outstanding	5,029,475,653	5,034,468,671

ii.   Changes in capital stock, in number of shares

	Common	Preferred	Total
Number of shares outstanding on December 31, 2013 (1)	2,520,886,223	2,514,924,768	5,035,810,991
Shares acquired and not cancelled	-	(1,342,320)	(1,342,320)
Number of shares outstanding on December 31, 2014 (1)	2,520,886,223	2,513,582,448	5,034,468,671
Shares acquired and not cancelled	(191,600)	(4,801,418)	(4,993,018)
Number of shares outstanding on December 31, 2015	2,520,694,623	2,508,781,030	5,029,475,653

(1) All share amounts presented for prior periods have been adjusted to reflect the stock split approved at the Board of Directors’ Meeting  of March 10, 2015 in proportion of two new shares for every 10 shares held.

In the Extraordinary General Meeting of March 10, 2015, deliberation was made to increase the Capital Stock by R$ 5,000,000 thousand, increasing it from R$ 38,100,000 thousand to R$ 43,100,000 thousand, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law no 6,404/76, with a bonus of 20% in shares, by issuing 841,454,808 new nominative-book entry shares, with no nominal value, whereby 420,727,426 common and 420,727,382 preferred shares, attributed free-of-charge to the shareholders as bonus, in the ratio of two (2) new shares for every ten (10) shares of the same type that they own, benefiting the shareholders registered on March 26, 2015.

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

In 2015 the Organization distributed dividends (including interest on equity) of R$ 6,034,964 thousand, being attributed to the shareholders, the amount per share of R$ 1.15 for common shares and R$ 1.27 for preferred shares (2014 - R$ 5,054,580 thousand, R$ 0.96 for ordinary shares and R$ 1.05 for preferred shares).

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

F - 138     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The main transactions with related parties are presented as follows:

	R$ thousand
	December 31
	2015	2014
Assets
Loans and advances to banks	223,874	101,025
Crediare S.A. Crédito Financiamento e Investimento - Joint venture	223,874	101,025
Other assets	11,277	6,754
Cia. Brasileira de Soluções e Serviços – Alelo - Joint venture	8,849	3,492
Crediare S.A. Crédito Financiamento e Investimento - Joint venture	2,428	3,262
Liabilities and Equity
Deposits from customers	(231,110)	(157,540)
Cidade de Deus Companhia Comercial de Participações - Holding	(114,231)	(59,946)
Key Management Personnel	(69,429)	(92,832)
Others associates	(47,450)	(4,762)
Funds from securities issued	(2,509,577)	(1,151,105)
Cidade de Deus Companhia Comercial de Participações - Holding	(822,271)	(290,413)
Haitong Banco de Investimento Brasil S.A. - Associates	(740,390)	-
Fidelity Processadora e Serviços S.A. – Associates	(115,491)	(76,996)
Key Management Personnel	(716,400)	(711,594)
Others associates	(115,025)	(72,102)
Corporate and statutory obligations	(1,279,382)	(1,019,589)
Cidade de Deus Companhia Comercial de Participações - Holding	(942,262)	(750,925)
Fundação Bradesco - Holding	(337,120)	(268,664)
Other liabilities	(24,811)	(9,534)
Fidelity Processadora e Serviços S.A. – Associates	(24,811)	(9,534)

	R$ thousand
	Years ended December 31
	2015	2014	2013
Revenues and expenses
Net Interest income	(167,583)	(164,134)	(114,707)
Crediare S.A. Crédito Financiamento e Investimento - Joint venture	27,338	9,581	7,033
Cidade de Deus Companhia Comercial de Participações - Holding	(68,794)	(34,997)	(31,128)
Key Management Personnel	(88,343)	(81,337)	(59,616)
Others associates	(37,784)	(57,381)	(30,996)
Other revenues / (expenses)	88.406	(68.366)	(90.687)
Cia. Brasileira de Soluções e Serviços - Alelo - Joint venture	36,500	9,125	29,936
Others associates	51,906	(77,491)	(120,623)

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

For 2015, the maximum amount of R$ 349,900 thousand (2014 - R$ 355,100 thousand) was set for Management compensation and R$ 353,050 thousand (2014 - R$ 354,600 thousand) to finance defined contribution pension plans. The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Bradesco, in the name of Directors, which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with National Monetary Council Resolution no 3921/10, which sets forth a management compensation policy for financial institutions.

Short-term benefits for management

	R$ thousand
	Years ended December 31
	2015	2014	2013
Salaries	309,864	319,743	326,132
INSS contributions	69,404	71,611	73,123
Total	379,268	391,354	399,255

Post-employment benefits

	R$ thousand
	Years ended December 31
	2015	2014	2013
Defined contribution supplementary pension plans	311,670	322,726	322,926
Total	311,670	322,726	322,926

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

F - 140     IFRS – International Financial Reporting Standards – 2015

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

b)   Equity participation

Together directly, members of the Board of Directors and Board of the Executive Officers had the following shareholding in Bradesco:

	December 31
	2015	2014
Ordinary shares	0.6%	0.7%
Preferred shares	1.1%	1.0%
Total shares (1)	0.8%	0.9%

(1)  In 2015, direct and indirect shareholding of the members of Board of Directors and Board of Executive Officers totaled 2.7% of ordinary shares, 1.1% of preferred shares and 1.9% of all shares (2014 – 3.0% of ordinary shares, 1.1% of preferred shares and 2.1% of all shares).

41)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments:

	R$ thousand
	December 31
	2015	2014
Commitments to extend credit (1)	194,191,498	182,514,948
Financial guarantees (2)	69,882,893	72,069,547
Letters of credit for imports	245,751	304,917
Total	264,320,142	254,889,412

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

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

42)  New standards and amendments and interpretations of existing standards

Standards, amendments and interpretations of existing standards in future periods

•      IFRS 9 Financial Instruments: Recognition and Measurement – The principal changes in IFRS 9 in comparison with IAS 39 are: (i) all of the financial assets are initially measured at fair value ; (ii) the standard divides all of the financial assets that are presently within the scope of IAS 39 into two measurement types: amortized cost and fair value; (iii) the categories of available for sale and held to maturity of IAS 39 were eliminated; and (iv) the concept of built-in derivatives of IAS 39 was eliminated by the concepts of IFRS 9. Any possible impacts arising from adopting these changes are being assessed.

•      IFRS 15 – Revenue from Contracts with Customers – requires that revenue is recognized so as to reflect the transfer of goods or services to the client for an amount that represents the company’s expectation of having rights to these goods or services by way of consideration. IFRS 15 replaces IAS 18, IAS 11, and related interpretations (IFRICS 13, 15 and 18), and shall be applicable from January, 2017. Any possible impacts arising from adopting these changes are being assessed.

•      IFRS 16 – Leasing. The new standard does not change the definition of lease, in which the lessor transfers to the lessee in return for a payment or series of payments, the use of the asset for a period of agreed time. However there will no longer be a distinction between the accouting criteria applied for operating and financial leases. This standard is applicable from January 2019. Any possible impacts arising from adopting these changes are being assessed.

43)  Other information

1.   On August, 2015, Bradesco informed the market that it had signed the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. - Banco Múltiplo and HSBC Serviços e Participações Ltda. ("HSBC"), for the value of US$ 5.2 billion. The price shall be adjusted by the equity variation of HSBC as per December 31, 2014 and will be paid on the date of completion of the operation. With the acquisition, Bradesco will assume all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients. In January 2016, Bradesco communicated to the market that the Central Bank approved the acquisition of 100% of the capital share of HSBC. The conclusion of the operation is subject to approval by the other competent regulatory agencies and fulfillment of the legal formalities.

2.   In January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

3.     Unconsolidated structured entities are unconsolidated entities that the Organization does not control, but which have a contractual and non-contractual involvement, and provide variability of returns arising from the performance. The organization has an involvement with structured entities through management of investment funds and portfolios making management fees and consortium management.

The main unconsolidated structured entities, are the investment of funds held by Bradesco Organization, whose nature and involvement, generating management fees and investment in shares, the assets of managed funds and non consolidated in 2015 were R$ 344,075,899 thousand (2014 - R$ 315,555,233 thousand) and revenues earned in 2015 were R$ 1,054,424 thousand (2014 - R$ 1,168,787 thousand and 2013 - R$ 838,320 thousand), the consortium which nature and involvement is related to generation management fees of consortium quotas, represented by groups of quotaholders formed to aquire specific goods, whose assets in 2015 were R$ 57,440,902 thousand (2014 – R$ 50,680,235 thousand) and the revenues were in 2015 R$ 1,040,109 thousand (2014 – R$ 880,373 thousand and 2013 - R$ 722,462 thousand).

F - 142     IFRS – International Financial Reporting Standards – 2015

Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

44)  Subsequent events

There were no other events after the reporting period that need to be adjusted or disclosed in these consolidated financial statements as at December 31, 2015.

Bradesco F - 143

For further information, please contact:

Board of Executive Officers

Luiz Carlos Angelotti

Managing Director and Investor Relations Officer

Phone: (11) 3684-4011

Fax: (11) 3684-4630

4000.diretoria@bradesco.com.br

Market Relations Department Carlos Wagner Firetti

Phone: (11) 2194-0921

Cidade de Deus, s/nº - Prédio Vermelho - 3º andar

Osasco – SP

 Brazil

www.bradesco.com.br/ir