Form 20-F/A
period 2015-12-31
BANK BRADESCO
filed 2016-08-29
CIK 1160330

As filed with the Securities and Exchange Commission on August 29, 2016 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F/A (Amendment No. 1)

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

Cidade de Deus S/N - Vila Yara - 06029 - 900 - Osasco - SP, Brazil

(Address of principal executive office)

Luiz Carlos Angelotti ( Managing Officer and Investor Relations Officer)

E‑mail: luiz.angelotti@bradesco.com.br

Telephone: +55 11 3684 – 4011

Cidade de Deus S/N - Vila Yara, 06029 - 900 - Osasco - SP, Brazil

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

Number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 201 5:

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).  ☐ Yes   ☒ No

EXPLANATORY NOTE

This Amendment No. 1 ("Amendment No. 1") to the Annual Report on Form 20‑F of Banco Bradesco S.A. (the "Bank") for the fiscal year ended December 31, 2015 (the "Form 20‑F"), originally filed with the Securities and Exchange Commission (the "SEC") on April 18, 2016 (the "Original Report"), is being filed solely to amend Exhibit 4.1 to the Original Report ("Exhibit 4.1") and amend and restate Item 19 (Exhibits) of the Original Report accordingly.  The Bank no longer seeks confidential treatment of certain of the items for which confidential treatment was originally requested for Exhibit 4.1.  Accordingly, the Bank is refiling Exhibit 4.1 with only those portions redacted as to which it continues to request confidential treatment.

Additionally, in connection with the filing of this Amendment No. 1, the Bank is including currently updated certifications of the Bank's chief executive officer and chief financial officer pursuant to Rule 13a‑14(a) or Rule 15d‑14(a) of the Securities Exchange Act of 1934, as amended.  Because no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of these certifications have been omitted.  In addition, because no financial statements are being filed with this Amendment No. 1, the Bank is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.1350).

Other than expressly stated above, the Bank has not updated or amended the disclosures contained herein to reflect events that have occurred since the filing of the Original Report, or modified or updated the disclosures contained in the Original Report. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Report and other reports furnished by the Bank to the SEC subsequent to the filing of the Original Report.

ITEM 19.  EXHIBITS

1.1    -     Amended and Restated Bylaws of Banco Bradesco S.A.(1)

2.1    -     Deposit Agreement, dated as of July 22, 2009, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of preferred share ADSs evidenced by preferred share ADRs issued thereunder.(2)

2.2    -     Common share Deposit Agreement, dated as of March 13, 2012, by and among us, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of common share ADSs evidenced by common share ADRs issued thereunder.(3)

2.3    -     The total amount of long-term debt securities of our company and its subsidiaries under any one instrument does not exceed 10.0% of the total assets of our company and its subsidiaries on a consolidated basis. We agree to furnish copies of any or all such instruments to the SEC upon request.

4.1+ -      Share Purchase Agreement dated July 31, 2015 between HSBC Latin America Holdings (UK) and Banco Bradesco S.A.

6.1    -     Calculation of earnings per share data and weighted average number of shares outstanding.(1)

7.1    -     Calculation of dividends/interest on equity per share data.(1)

8.1    -     List of Subsidiaries.(1)

12.1   -    Certification of the Chief Executive Officer, pursuant to Rules 13a‑14 and 15d‑14 under the Securities Exchange Act of 1934.

12.2   -    Certification of the Chief Financial Officer, pursuant to Rules 13a‑14 and 15d‑14 under the Securities Exchange Act of 1934.

13.1  -     Certification of the Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(1)

13.2  -     Certification of the Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(1)

 +     Registrant has omitted portions of the referenced exhibit pursuant to a request for confidential treatment pursuant to Rule 24b‑2 under the Securities Exchange Act of 1934, as amended.

(1)   Incorporated by reference to the Bank's Annual Report on Form 20‑F filed on April 18, 2016.

(2)   Incorporated by reference to the Bank's Registration Statement on Form F‑6 relating to the ADSs filed on August 25, 2009 (File No. 333‑161530).

(3)   Incorporated by reference to the Bank's Registration Statement on Form F‑6 relating to the common share ADSs filed on February 22, 2012 (File No. 333‑179623).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.
/s/ Luiz Carlos Trabuco Cappi Luiz Carlos Trabuco Cappi Chief Executive Officer

/s/ Alexandre da Silva Glüher Alexandre da Silva Glüher Chief Financial Officer

Date: August 29, 2016.